Form 20-F
period 2002-12-31
TELESP PARTICIPACOES SA
filed 2003-06-27
CIK 1066119

As filed with the Securities and Exchange Commission on June 27, 2003

SECURITIES AND EXCHANGE COMMISSION

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-14475

TELECOMUNICAÇÕES DE SÃO PAULO S.A.—TELESP

(Exact name of Registrant as specified in its charter)

Telecommunications of São Paulo—Telesp

(Translation of Registrant’s name into English)

Federative Republic of Brazil

(Jurisdiction of incorporation or organization)

Rua Martiniano de Carvalho, 851—21º andar

01321-001 São Paulo, SP, Brasil

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class:	Name of each exchange on which registered:
Preferred Shares, without par value	New York Stock Exchange*
American Depositary Shares (as evidenced by American Depositary Receipts), each representing 1,000 shares of Preferred Stock	New York Stock Exchange

*	Not for trading purposes, but only in connection with the registration on the New York Stock Exchange of American Depositary Shares representing those Preferred Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

The number of outstanding shares of each class of stock of Telecomunicações de São Paulo S.A.—TELESP as of December 31, 2002.

165,320,206,602    Shares of Common Stock

328,272,072,739    Shares of Preferred Stock

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☒

SECURITIES AND EXCHANGE COMMISSION

i

INTRODUCTION

All references in this annual report to:

•	“Telesp,” “we,” “our” and “us” are to Telesp and its consolidated subsidiaries (unless the context otherwise requires);

•	“Brazilian government” are to the federal government of the Federative Republic of Brazil;

•	“real,” “reais” or “R$” are to Brazilian reais, the official currency of Brazil;

•	“U.S.$,” “dollars” or “U.S. dollars” are to United States dollars;

•	“ADSs” are to our American Depositary Shares, each representing 1,000 shares of our non-voting preferred shares;

•	“Commission” are to the U.S. Securities and Exchange Commission;

•	“CVM” are to the Comissão de Valores Mobiliários, the Brazilian securities commission;

•	“Brazilian Central Bank” or “Central Bank” are to the Banco Central do Brasil, the Brazilian central bank;

•	“Brazilian corporate law” are to Law No. 6,404 of December 1976, as amended;

•	“General Telecommunications Law” are to Lei Geral de Telecomunicações, as amended, which regulates the telecommunications industry in Brazil; and

•	“Anatel” are to Agência Nacional de Telecomunicações—ANATEL, the Brazilian telecommunication regulatory agency.

Unless otherwise specified, data relating to the Brazilian telecommunications industry included in this annual report was obtained from Anatel.

The “Glossary of Telecommunications Terms” that begins on page 84 provides the definition of certain technical terms used in this annual report.

FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. Certain information included in this annual report, principally in “Item 3.D—Risk Factors,” “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects,” contains information that is forward-looking, including but not limited to:

•	statements concerning our operations and prospects;

•	the size of the Brazilian telecommunications market;

•	estimated demand forecasts;

•	our ability to secure and maintain telecommunications infrastructure licenses, rights-of-way and other regulatory approvals;

•	our strategic initiatives and plans for business growth;

•	industry conditions;

•	our funding needs and financing sources;

•	network completion and product development schedules;

•	expected characteristics of competing networks, products and services; and

•	other statements of management’s expectations, beliefs, future plans and strategies, anticipated developments and other matters that are not historical facts.

ii

Forward-looking statements may also be identified by words such as “believe,” “expect,” “anticipate,” “project,” “intend,” “should,” “seek,” “estimate,” “future” or similar expressions. Forward-looking information involves risks and uncertainties that could significantly affect expected results. The risks and uncertainties include, but are not limited to:

•	the short history of our operations as an independent, private-sector entity and the introduction of competition to the Brazilian telecommunications sector;

•	the cost and availability of financing;

•	uncertainties relating to political and economic conditions in Brazil;

•	inflation and exchange rate risks;

•	the Brazilian government’s telecommunications policy; and

•	the adverse determination of disputes under litigation.

We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise. In light of these risks and uncertainties, the forward-looking information, events and circumstances discussed in this annual report might not occur. Our actual results and performance could differ substantially from those anticipated in our forward-looking statements.

PRESENTATION OF FINANCIAL INFORMATION

Our consolidated financial statements as of December 31, 2002 and 2001 and for the years ended December 31, 2002, 2001 and 2000, have been prepared in accordance with generally accepted accounting principles in Brazil, or Brazilian GAAP, which differ in certain significant respects from generally accepted accounting principles in the United States, or U.S. GAAP. Note 34 to our financial statements appearing elsewhere in this annual report describes the principal differences between Brazilian GAAP and U.S. GAAP as they relate to us, and provides a reconciliation to U.S. GAAP of net income and shareholders’ equity. These consolidated financial statements have been audited by Deloitte Touche Tohmatsu Auditores Independentes.

For the years before 1996, we presented financial statements using price-level accounting. However, a Brazilian law enacted in December 1995 abolished the prior Brazilian price-level restatement system effective January 1, 1996 for corporate law purposes and for reporting by public companies, although the CVM allows companies to prepare financial statements in accordance with the constant currency method. Financial statements prepared in constant currency were not and are not used for tax and other statutory purposes. Since the UFIR, or Unidade Fiscal de Referência, a measure of monetary correction, is no longer updated, the Instituto Brasileiro de Contabilidade, or the Brazilian Institute of Accountants, recommended that the Índice Geral de Preços do Mercado (the General Market Price Index, or the IGP-M), as published by Fundação Getúlio Vargas, a leading independent Brazilian economic research organization, be used. From January 1, 1996 to December 31, 1997, 1999 and 2000, we used the IGP-M to prepare our financial statements in constant currency.

On March 22, 2001, the Conselho Federal de Contabilidade—CFC issued Resolution No. 900, which was also approved by the CVM, establishing that inflation accounting was no longer required under Brazilian GAAP, as of January 1, 2001, as long as cumulative inflation over a three-year period remains under 100%. Therefore, since Brazil’s cumulative inflation for the three-year period ended December 31, 2002 has been under 100%, the financial statements for 2002 are expressed in nominal reais. Financial statements for periods prior to December 31, 2000 are expressed in constant reais purchasing power.

For certain purposes, including providing reports to our Brazilian shareholders, filing financial statements with the CVM, and determining dividend payment and other distributions and tax liabilities in Brazil, we have prepared and will continue to be required to prepare financial statements in accordance with Law no. 6,404 of December 15, 1976, as amended, or the Brazilian Corporate Law. Our financial statements prepared in accordance with the Brazilian Corporate Law are not adjusted to account for the effects of inflation.

iii

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A. Selected	Financial Data

The selected financial data as of December 31, 2002 and 2001 and for each of the three years in the period ended December 31, 2002 included in this annual report have been derived from, and should be read in conjunction with, our consolidated financial statements and notes thereto included elsewhere in this annual report and audited by Deloitte Touche Tohmatsu Auditores Independentes. The selected financial data as of December 31, 2000, 1999 and 1998 and for each of the two years in the period ended December 31, 1999 included in this annual report have been derived from our audited financial statements and notes thereto audited by Deloitte Touche Tohmatsu Auditores Independentes, which are not included in this annual report. See “Presentation of Financial Information” for more information on the presentation of our financial data.

The following tables present a summary of our selected financial data at the dates and for each of the periods indicated. You should read the following information together with our audit consolidated financial statements and the notes thereto included elsewhere in this annual report and with “Item 5—Operating and Financial Review and Prospects.”

	Year ended December 31,
	2002	2001	2000(1)	1999(1)	1998(1)
	(in millions of reais, except per share data)
Income Statement Data:
Brazilian GAAP
Net operating revenue	10,088	9,049	7,515	6,141	5,937
Cost of services(2)	(6,640)	(5,788)	(5,118)	(4,375)	(3,631)

Gross profit	3,448	3,261	2,397	1,766	2,306
Operating expenses, net(3)	(2,263)	(2,011)	(1,381)	(1,072)	(1,150)
Operating income before financial income (expense)	1,185	1,250	1,016	694	1,156
Allocated financial expense
Financial income, net	(755)	(336)	(64)	(247)	234

Operating income	430	914	952	447	1,390
Net non-operating income (expense)	(45)	(46)	30	(65)	9

Income before taxes and minority interests	385	868	982	382	1,399
Income and social contribution taxes	71	63	(51)	360	(253)
Minority interests	—	—	(2)	(205)	(423)

Net income	456	931	929	537	723

Earnings per thousand shares in reais	0.92	1.89	1.88	1.10	2.16
Cash Dividends per thousand shares in reais

Common Shares	1.78	1.83	1.53	3.18	1.59
Preferred Shares	1.96	1.83	1.53	3.18	1.59

	Year ended December 31,
	2002	2001	2000(1)	1999(1)	1998(1)
	(in millions of reais, except per share data)
U.S. GAAP
Net income (loss)	249	1,239	1,038	(155)	885

Net income (loss) per thousand shares:
Common shares—Basic(4)	0.39	2.51	2.12	(0.45)	2.68
Common shares—Diluted(4)	0.39	2.51	2.12	(0.45)	2.67
Weighted average number of common shares outstanding (thousands)	165,321,904	165,322,470	165,376,730	127,841,248	124,369,031
Preferred shares—Basic(5)	0.56	2.51	2.12	(0.45)	2.68
Preferred shares—Diluted(5)	0.56	2.51	2.12	(0.45)	2.67
Weighted average number of preferred shares outstanding (thousands)	328,325,175	328,342,876	325,037,442	219,482,216	206,028,812

(1)	Presented in constant reais until December 31, 2000. See Note 2(b) to our consolidated financial statements.
(2)	Line item was reclassified in 2001 and 2000 in order to reflect the reclassification of our employees’ profit sharing in 2002. See Note 3(q) to the consolidated financial statements.
(3)	Line item was reclassified in 2001, 2000, 1999 and 1998 in order to reflect the reclassification of our employees’ profit sharing in 2002. See Note 3(q) to the consolidated financial statements.
(4)	Net income per thousand shares in accordance with US GAAP

2001
Common shares—Basic and diluted
Before cumulative effect of a change in accounting principle	2.45
Cumulative effect of a change in accounting principle	0.06
US GAAP net income (loss)	2.51

(5)	Net income per thousand shares in accordance with US GAAP

2001
Preferred shares—Basic and diluted
Before cumulative effect of a change in accounting principle	2.45
Cumulative effect of a change in accounting principle	0.06
US GAAP net income (loss)	2.51

	December 31,
	2002	2001	2000(1)	1999(1)	1998(1)
	(in millions of reais, except per share data)
Balance Sheet Data:
Brazilian GAAP
Property, plant and equipment, net	18,893	21,119	20,310	18,795	18,357
Total assets	25,056	26,461	24,606	23,757	22,307
Loans and financing—current portion	2,471	2,636	1,194	427	595
Loans and financing—non-current portion	2,115	1,368	705	752	645
Shareholders’ equity	16,260	17,096	17,517	17,849	12,057
Capital stock	7,774	7,436	7,654	7,488	4,276
Number of shares outstanding (in thousands)	493,592,279	493,665,346	493,665,346	489,492,257	334,399,028
U.S. GAAP
Property, plant and equipment, net	18,687	20,736	19,636	18,084	17,880
Total assets	25,288	26,519	24,494	23,912	22,117
Loans and financing—current portion	2,305	3,262	1,805	1,078	1,079
Loans and financing—non-current portion	2,055	630	74	80	80
Shareholders’ equity	15,393	16,295	16,313	15,936	11,660

(1)	Presented in constant reais until December 31, 2000. See Note 2(b) to our consolidated financial statements.

	December 31,
	2002	2001	2000(1)	1999(1)	1998(1)
	(million of reais except when indicated)
Cash Flow Data:
Operating activities:
Total net cash provided by (used in) operating activities	4,574	3,769	3,628	2,953	2,809
Investing activities
Total net cash used in investing activities	(1,614)	(4,526)	(4,321)	(3,300)	(3,427)
Financing activities:
Total net cash provided by (used in) financing activities	(2,675)	866	715	(761)	668

Increase (decrease) in cash and cash equivalents	285	109	22	(1,108)	50

Cash and cash equivalents at beginning of year	206	97	75	1,183	1,133

Cash and cash equivalents at end of year	491	206	97	75	1,183

(1)	Presented in constant reais until December 31, 2000. See Note 2(b) to our consolidated financial statements.

B.    Exchange Rates

There are two legal exchange markets in Brazil:

•	the commercial rate exchange market, and

•	the floating rate exchange market.

Most trade and financial foreign-exchange transactions, including transactions relating to the purchase or sale of preferred shares or the payment of dividends with respect to preferred shares or ADSs, are carried out on the commercial market at the applicable commercial market rate. Purchase of foreign currencies in the commercial market may be carried out only through banks authorized to buy and sell currency in that market. In both markets, rates are freely negotiated but may be strongly influenced by Central Bank intervention

Between March 1995 and January 1999, the Brazilian Central Bank permitted the gradual devaluation of the real against the U.S. dollar pursuant to an exchange rate policy that established a band within which the real/U.S. dollar exchange rate could float.

Responding to pressure on the real, on January 13, 1999, the Brazilian Central Bank widened the foreign exchange band and, on January 15, 1999, allowed the real to float. As of June 16, 2003, the commercial market rate for purchasing U.S. dollars was R$2.8508 to U.S.$1.00. See “Item 5.A—Operating and Financial Review and Prospects—Operating Results—Overview—Brazilian Economic Environment.”

The following tables show, for the periods and date indicated, certain information regarding the real/U.S. dollar commercial exchange rate.

	Exchange Rate of R$ per U.S.$
	Low	High	Average(1)	Year-End
Year ended December 31,
1998	1.1165	1.2087	1.1611	1.2087
1999	1.2078	2.1647	1.8158	1.7890
2000	1.7234	1.9847	1.8295	1.9554
2001	1.9357	2.8007	2.3522	2.3204
2002	2.2709	3.9552	2.9309	3.5333

Source: Central Bank.

(1)	Represents the average of the exchange rates on the last day of each month during the relevant period.

	Exchange Rate of R$ per U.S.$
	High	Low
Month
December 2002	3.7980	3.4278
January 2003	3.6623	3.2758
February 2003	3.6580	3.4930
March 2003	3.5637	3.3531
April 2003	3.3359	2.8898
May 2003	3.0277	2.8653

Source: Central Bank.

C.    Capitalization and Indebtedness

Not applicable.

D.    Reasons for the Offer and Use of Proceeds

Not applicable.

E.    Risk Factors

This section is intended to be a summary of more detailed discussions contained elsewhere in this annual report. The risks described below are not the only ones we face. Additional risks may impair our business operations. Our business, results of operations or financial condition could be harmed if any of these risks materializes and, as a result, the trading price of the ADSs could decline.

Risks Relating to Brazil

The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. Brazilian political and economic conditions have a direct impact on our business, operations and the market price of our preferred shares and our ADSs.

In the past, the Brazilian government has intervened in the Brazilian economy and occasionally made drastic changes in policy. The Brazilian government’s actions to control inflation and effect other policies have often involved wage and price controls, currency devaluations, capital controls, and limits on imports, among other measures. Our business, financial condition and results of operations may be adversely affected by changes in government policies, as well as general economic factors including:

•	currency fluctuations;

•	inflation;

•	price instability;

•	energy policy;

•	interest rates;

•	tax policy; and

•	other political, diplomatic, social and economic developments in or affecting Brazil.

At the end of 2002, Brazil elected a new president from the Workers Party, Luís Inácio Lula da Silva, known as Lula. In the period leading up to, and subsequent to, his election there was substantial uncertainty relating to the policies that the new government might pursue, including the potential implementation of macroeconomic policies that could differ significantly from those of the prior administration. This uncertainty resulted in a loss of confidence in the Brazilian capital markets, including the steady devaluation of the real against the U.S. dollar in that period. Although the new government has not departed in any material way from previous policy, it may be premature to evaluate the way in which investors and the capital markets will react, whether these policies will continue and whether they will be effective. Any substantial negative reaction to the policies of the Brazilian government could adversely affect our business, operations and the market price of our preferred shares and ADSs.

Inflation and certain government measures to curb inflation may have adverse effects on the Brazilian economy, the Brazilian securities market and/or our business and operations.

Brazil has historically experienced extremely high rates of inflation. Inflation and certain of the government’s measures taken in the attempt to curb inflation have had significant negative effects on the Brazilian economy. Since 1994, Brazil’s inflation rate has been substantially lower than in previous periods. However, inflationary pressures persist, and actions taken in an effort to curb inflation, coupled with public speculation about possible future governmental actions, have contributed to economic uncertainty in Brazil and heightened volatility in the Brazilian securities market. Brazil’s general price index, or the IGP-DI, reflected inflation rates of 26.4% in 2002, 10.4% in 2001 and 9.9% in 2000. If Brazil experiences significant inflation rates, we may be unable to increase service tariffs and prices charged to our customers in amounts that are sufficient to cover our increasing operating costs, and our business may be adversely affected as a consequence.

Fluctuations in the value of the real against the value of the U.S. dollar may adversely affect our ability to pay U.S. dollar-denominated or U.S. dollar-linked obligations and could lower the market value of our preferred shares and ADSs.

The Brazilian currencies have historically experienced frequent devaluations. The real devalued against the U.S. dollar by 9.3% in 2000 and by 18.7% in 2001. During 2002, the real continued to undergo significant devaluation due in part to the political uncertainty in connection with the elections and the global economic slowdown. In 2002, the real devalued against the U.S. dollar by 52.3%. See “Item 3.A—Selected Financial Data—Exchange Rates” for more information on exchange rates.

As of December 31, 2002, we had R$4.6 billion in total debt, of which R$4.2 billion was denominated in foreign currencies, especially in U.S. dollars. As of December 31, 2002, we had currency hedges in place to cover 100% of our foreign currency denominated debt. Significant costs relating to our network infrastructure are payable or linked to payment by us in U.S. dollars. However, other than income derived from hedging transactions, all of our revenues are generated in reais. To the extent that the value of the real decreases relative to the U.S. dollar, our debt becomes more expensive to service and it becomes more costly for us to import the technology and the goods that are necessary to operate our business.

Deterioration in economic and market conditions in other countries, especially emerging market countries, may adversely affect the Brazilian economy and our business.

The market for securities issued by Brazilian companies is influenced by economic and market conditions in Brazil and, to varying degrees, market conditions in other Latin American and emerging market countries. Although economic conditions are different in each country, the reaction of investors to developments in one country may cause the capital markets in other countries to float. Developments or conditions in other emerging market countries have at times significantly affected the availability of credit in the Brazilian economy and resulted in considerable outflows of funds and declines in the amount of foreign currency invested in Brazil.

For example, in 2001, after prolonged periods of recession followed by political instability, Argentina announced that it would no longer continue to service its public debt. In order to address the deteriorating economic and social crisis, the Argentine government abandoned its decade-old fixed dollar-peso exchange rate, allowing the peso to float to market rate levels. In 2002, the Argentine peso experienced a 236% devaluation against the U.S. dollar. The situation in Argentina may have negatively affected investors’ perceptions towards Brazilian securities.

The recent political crisis in Venezuela may also influence investors’ perception of risk in Brazil. Although market concerns that similar crises would ensue in Brazil have not become a reality, the volatility in market prices for Brazilian securities increased in 2001 and 2002. If market conditions in Argentina and Venezuela continue to deteriorate, they may adversely affect our ability to borrow funds at an acceptable interest rate or to raise equity capital, when and if there is a need. Accordingly, adverse developments in Argentina, Venezuela or in other emerging market countries could lead to a reduction in both demand for, and the market price for the preferred shares and ADSs.

Risks Relating to the Brazilian Telecommunications Industry and Us

Extensive government regulation of the telecommunications industry and our concession may limit our flexibility in responding to market conditions, competition and changes in our cost structure or impact our tariffs.

Our business is subject to extensive government regulation. Anatel, which is the primary telecommunications industry regulator in Brazil, regulates, among other things:

•	regulations;

•	licensing and concessions;

•	tariffs;

•	competition;

•	telecommunications resource allocation;

•	service standards;

•	technical standards;

•	quality standards;

•	interconnection and settlement arrangements; and

•	universal service obligations.

The initial monthly fees and usage fee tariffs for our services were initially determined in our concession agreement which also sets the annual price adjustment. We derive a substantial portion of our revenues from services subject to this price adjustment. The method of price adjustment is basically a price cap. Anatel applies annually a price index correction that reflects the inflation index of the period (in accordance with the concession agreement) and a productivity factor (in accordance with the concession agreement) to our local and long distance tariffs. Anatel has complied with the tariff range set by the concession agreement. However, we cannot assure you that our business or results of operations will not be adversely affected by any government-mandated tariff adjustments in the future.

We operate our business under a concession from the Brazilian government. According to the terms of the concession, we are obligated to meet certain requirements and to maintain minimum quality and service standards. Failure by us to comply with the requirements of our concession may result in the imposition of fines or other government actions, including the termination of our concession. Any partial or total revocation of our concession would have a material adverse effect on our financial condition and results of operations.

We face substantial competition that may reduce our market share and harm our financial performance.

There is substantial competition in the telecommunications industry. We compete not only with fixed-line telecommunications companies, but also with companies that provide wireless telecommunications services and Internet access services.

We expect competition to intensify as a result of the entrance of new competitors and the rapid development of new technologies, products and services. We cannot predict which of many possible future technologies, products or services will be significant to the maintenance of our competitive position or what expenditures will be required to develop and provide these technologies, products or services. Our ability to compete successfully will depend on marketing as well as on our ability to anticipate and respond to various competitive factors affecting the industry, including new services that may be introduced, changes in consumer preferences, demographic trends, economic conditions and discount pricing strategies by our competitors. Recently, the entry of new competitors in our concession region, together with an uncertain regulatory scenario resulting from controversies in the interpretation of certain interconnection rules, may generate imbalances in traffic and may negatively impact our interconnection revenues. To the extent that we do not keep pace with technological advances or fail to timely respond to changes in competitive factors in our industry, we could lose market share or experience a decline in our revenue and net income.

The industry in which we conduct our business is subject to rapid technological changes and these changes could have a material adverse effect on our ability to provide competitive services.

The telecommunications industry is subject to rapid and significant technological changes. Our future success depends, in part, on our ability to anticipate and adapt in a timely manner to technological changes. We expect that new products and technologies will emerge and that existing products and technologies will be further developed.

The advent of new products and technologies could have a variety of consequences for us. These new products and technologies may reduce the price of our services by providing lower-cost alternatives, or they may also be superior to, and render obsolete, the products and services we offer and the technologies we use, requiring investment in new technology. If this occurs, our most significant competitors in the future may be new participants in the market who would not be burdened by an installed base of older equipment. The cost of upgrading our products and technology in order to continue to compete effectively could be significant, and our ability to fund this upgrading may depend on our ability to obtain additional financing.

Our controlling shareholder has a great deal of influence over our business.

Telefónica Internacional S.A., or Telefónica Internacional, our principal shareholder, currently owns directly and indirectly approximately 84.34% of our voting shares and 87.35% of our total capital. See “Item 7.A—Major Shareholders and Related Party Transactions—Major Shareholders.” As a result of its share ownership, Telefónica Internacional has the power to control us and our subsidiaries, including the power to elect our directors and officers and to determine the outcome of any action requiring shareholder approval, including transactions with related parties, corporate reorganizations and the timing and payment of our dividends.

Risks Relating to the Preferred Shares and the ADSs

The Preferred Shares and ADSs generally do not have voting rights.

In accordance with Brazilian corporate law and our bylaws, holders of preferred shares, and therefore of the ADSs, are not entitled to vote at meetings of our shareholders, except in limited circumstances. See “Item 10.B—Memorandum and Articles of Association.”

You might be unable to exercise preemptive rights with respect to the preferred shares unless there is a current registration statement in effect which covers those rights or unless an exemption from registration applies.

You will not be able to exercise the preemptive rights relating to the preferred shares underlying your ADSs unless a registration statement under the U.S. Securities Act of 1933, as amended, or the Securities Act, is effective with respect to those rights, or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement. Unless we file a registration statement or an exemption from registration applies, you may receive only the net proceeds from the sale of your preemptive rights by the depositary, or if the preemptive rights cannot be sold, they will lapse and you will not receive any value for them. For more information on the exercise of your rights, see “Item 10—Additional Information—Memorandum and Articles of Association—Preemptive Rights on Increase in Preferred Share Capital.”

ITEM 4.	INFORMATION ON THE COMPANY

A.    History and Development of the Company

General

We are a corporation (sociedade anônima) organized under the laws of the Federative Republic of Brazil and registered with the CVM, as a publicly held company. Our stock is traded on the São Paulo Stock Exchange, or BOVESPA. We are also registered with the Commission in the United States and our ADSs are traded on The New York Stock Exchange, or NYSE. Our headquarters are located at Rua Martiniano de Carvalho, 851 21º andar, 01321-001, São Paulo, SP, Brazil. Our telephone number is 55-11-3549-7922.

At December 31, 2002, we had 165,320,206,602 outstanding common shares, with no par value per share, and 328,272,072,739 preferred shares, with no par value per share, and our shareholders’ equity was in the amount of R$5,978,073,812 under the Brazilian corporate law accounting method.

We provide fixed-line telecommunications services in the state of São Paulo under a concession agreement granted in 1998 by the federal government of Brazil, after the restructuring and privatization of the Telebrás

System, as described below. This concession authorizes us to provide fixed-line telecommunications services in a specific region, which includes all of the state of São Paulo with the exception of a small area where a fixed-line service provider that was not part of the Telebrás System continues to operate independently.

As of December 31, 2002, our regional telephone network included approximately 14.4 million installed lines, including public telephone lines, of which 12.5 million lines were in service. At that time, of the access lines that were in service, approximately 74.1% were residential, 22.7% were commercial, 2.6% were public telephone lines and 0.6% were for our own use and for testing.

Historical Background

The Restructuring and Privatization

Before the incorporation of Telebrás in 1972, there were more than 900 telecommunications companies operating throughout Brazil. Between 1972 and 1975, Telebrás and its operating subsidiaries, collectively the “Telebrás System,” acquired almost all of the telephone companies in Brazil and monopolized the provision of public telecommunications services in almost all areas of the country.

On April 12, 1973, our predecessor company, which carried the same name as we do, Telecomunicações de São Paulo S.A.—Telesp, began providing telecommunications public services as a Telebrás System operating company in the state of São Paulo. In 1973, our predecessor company acquired Companhia Telefônica da Borda do Campo, or CTBC which had long been active in the São Paulo metropolitan area as a telecommunications public services concessionaire. With this acquisition, our predecessor company became the main supplier of fixed-line telecommunication services in the state of São Paulo.

In 1995, the federal government began a comprehensive reform of Brazil’s telecommunications regulatory system. In July 1997, Brazil’s national congress adopted the General Telecommunications Law, which provided for the establishment of a new regulatory framework, the introduction of competition and the privatization of the Telebrás System.

In May 1998, the Telebrás System was restructured to form, in addition to Telebrás, twelve new holding companies. Virtually all assets and liabilities of Telebrás were allocated to the new holding companies. The resulting new holding companies, together with their respective subsidiaries, consisted of: (i) eight cellular holding companies, each in one of eight cellular regions, holding one or more operating companies providing cellular services; (ii) three fixed-line holding companies, each in one of three fixed-line regions, holding one or more operating companies providing local and intraregional long-distance services; and (iii) Embratel Participações S.A., a holding company of Telecomunicações Brasileiras S.A.—Embratel, which provides international long-distance services.

Telesp Participações S.A., or TelespPar was one of the resulting holding companies formed in connection with the Telebrás restructuring. In connection with the breakup of Telebrás, TelespPar was allocated all the share capital held by Telebrás in the operating subsidiaries of the Telebrás System, including our predecessor company, that provided fixed-line telecommunications service in the state of São Paulo. In July 1998, the federal government sold substantially all its shares of the resulting holding companies, including TelespPar, to private-sector buyers.

On December 31, 1998, TelespPar held 67.77% of our predecessor’s company capital and 29.01% of the capital of CTBC. The federal government’s shares of TelespPar were purchased by SP Telecomunicações Holding S.A., or SP Telecomunicações, formerly known as Tele Brasil Sul Participações S.A., a consortium comprised of Telefónica Internacional, Portelcom Fixa S.A., Banco Bilbao Vizcaya S.A., Iberdrola Investimentos S.U.L., CTC Internacional S.A. and Telefónica de Argentina S.A. As a result of a subsequent reorganization of SP Telecomunicações, one of its subsidiaries, SP Telecomunicações Holding Ltda., or SPT, became the controlling shareholder of TelespPar.

The Reorganization

On November 3, 1999, the shareholders of our predecessor company, together with the shareholders of TelespPar, CTBC and SPT, approved a reorganization which involved successive mergers. Our predecessor company’s operations and the operations of CTBC and SPT were incorporated into TelespPar, which remained as the surviving entity and became the telecommunication services company operating under our current name, Telecomunicações de São Paulo S.A.—Telesp.

Certain Developments

Accomplishment of Targets

On September 30, 2001, we achieved our December 31, 2003 network expansion and universal service targets, as further described below, which was acknowledged by Anatel through Act 23.395 of March 1, 2002. Therefore, on April 29, 2002, Anatel granted us a concession allowing us to offer international and interregional long-distance services outside our concession region, thereby enabling us to have a presence throughout Brazil. Accordingly, on May 7, 2002, we began providing international long-distance service and on July 29, 2002 we began providing interregional long-distance service. See “—Regulation of the Brazilian Telecommunications Industry—Obligations of Telecommunications Companies—Network Expansion—General Plan on Universal Service Targets” for information relating to Anatel’s network expansion and universal service targets.

The Spin-off of Certain Data Transmission Operations

On January 30, 2001, our shareholders approved the spin-off of certain operations of our data transmission business into an independent Brazilian corporation, Telefônica Data Brasil Holding S.A., or Data Brasil. This spin-off was part of Telefónica’s global business reorganization to allow managerial and operational consolidation of business lines through separate, but affiliated, global business units and to enhance the strategic and competitive position of the group.

Following completion of the spin-off, we hold no interest in the equity share capital of Data Brasil and Data Brasil holds no interest in our equity share capital. The relationship between us and Data Brasil is limited. We only enter into certain arrangements in the ordinary course of business that normally exists between a fixed-line network operator and a data transmission services provider. We and Data Brasil remain indirectly under the common control of Telefónica affiliates.

Ceterp’s Aquisition

On December 22, 1999, we acquired, through a public auction, from the municipal government of the city of Ribeirão Preto, in the state of São Paulo, 51% of the voting shares and 36% of the total shares outstanding of Centrais Telefônicas de Ribeirão Preto S.A., or Ceterp. Ceterp is a company that had provided fixed-line and cellular services in the state of São Paulo outside the Telebrás System and had been one of our minor competitors. According to the terms of the acquisition, on December 30, 1999, we acquired an additional 45% of the voting shares and 36% of the total shares outstanding of Ceterp from certain pension funds.

Under the terms of the acquisition, we were required to launch a tender offer for the remaining minority shares of Ceterp at a price equal to that paid to the selling pension funds, with adjustments for inflation and interest. This tender offer was completed on October 4, 2000 and, as a result, we raised our holdings to 99.85% of the voting shares and 96.97% of the preferred shares of Ceterp.

In order to comply with regulatory requirements, on October 27, 2000, Ceterp sold for cash Ceterp Celular S.A., its wholly owned cellular subsidiary, to Telesp Celular.

On November 30, 2000, Ceterp was merged into us.

Recent Developments

IP Network Asset Acquisition

On December 10, 2002, after receiving the approval from Anatel, our board of directors approved a proposal to acquire certain assets from Telefônica Empresas S.A., one of the companies of the Telefónica group, including the following services: (a) an Internet service which allows our customers to access our network through remote dial-up connection, and (b) services that allow Internet Service Providers, or ISPs customers to have access to broadband Internet. The purpose of this asset acquisition was to capitalize on synergies in order to develop our network and provide a quick response to market competitors.

Authorization to provide Multimedia Services

On January 29, 2003, Anatel granted our Multimedia Communications Service (SCM) license nationwide, allowing us to provide voice and data services through points-of-presence (POPs), which are comprised of private telecommunications networks and circuits.

Capital Expenditures

Before the privatization, our capital expenditures were planned and allocated on a system-wide basis and subject to approval by the federal government. These constraints on capital expenditures prevented us from making certain investments that otherwise would have been made to improve telecommunications services in our concession region. With the privatization, these restrictions have been lifted and we are now permitted to determine our own capital expenditure budget, subject to compliance with certain obligations to expand service under the concession.

The following table sets forth our capital expenditures for each year in the three-year period ended December 31, 2002.

	Year ended December 31,
	2002	2001	2000(1)
	(in millions of reais)
Switching equipment.	158.0	928.4	1,478.3
Transmission equipment.	349.6	736.1	554.2
Infrastructure	88	99.6	97.9
External network	264	1,198.2	1,103.4
Data transmission	221.3	258.2	135.8
Line support equipment	296.7	673.0	344.2
Administration (general)	124.3	342.9	309.6
Long-distance	3.3	136.0	—

Other	160.8	161.6	194.4

Total capital expenditures	1,666.0	4,534.0	4,217.8

(1)	In constant reais until December 31, 2000.

The primary focus of our capital expenditure program has been, and continues to be, the expansion, modernization and digitalization of the network in order to comply with Anatel’s targets. See “Item 4.B—Information on the Company—Business Overview—Regulation of the Brazilian Telecommunications Industry—Obligations of Telecommunications Companies.”

We anticipate that our capital expenditures for 2003 will be approximately R$1.4 billion. We expect to fund these expenditures with funds internally generated from our operations, through capital contributions from existing shareholders and through external sources of credit.

B.    Business Overview

Our Region

The state of São Paulo covers an area of 248,809 square kilometers, representing approximately 2.9% of Brazil’s territory. The population of the state of São Paulo is approximately 38.0 million, representing 22% of Brazil’s total population. The gross domestic product, or GDP, of the state of São Paulo in 2002 was an estimated R$462 billion, or approximately US$158 billion, representing approximately 35% of Brazil’s GDP for the year. The state of São Paulo annual per capita income during 2002 was an estimated R$12.1 thousand, or approximately US$4.2 thousand.

The concessions, granted by the federal government in 1998, allowed us to provide fixed-line telecommunications services to a region that includes most of the state of São Paulo. Our concession includes approximately 95% of the state of São Paulo. The portion of the state of São Paulo that is excluded from our concession region represents approximately 1.5% of total lines in service and 1.9% of the population in the state. This concession is operated by CTBC Telecom. Our concession region, located in Region III, includes 59 municipalities with populations in excess of 100,000 inhabitants, including the city of São Paulo. The city of São Paulo has more than 10.0 million inhabitants.

According to the plan established by the federal government, whereby the government granted the licenses to four providers of fixed-line telecommunications services, the state of São Paulo was divided into four sectors including sectors 31 (our predecessor company area prior to the reorganization), 32 (the area corresponding to Ceterp prior to our acquisition), 33 (corresponding to the portion of the state of São Paulo that is not serviced by us) and 34 (CTBC’s area prior to the reorganization). Through transactions that took place in November 1999 and December 2000, our predecessor company, Ceterp and CTBC merged into our company, which now holds sector 31, sector 32 and sector 34. sector 33 is currently held by CTBC Telecom.

On September 30, 2001, we attained our December 31, 2003 network expansion and universal service targets, as further described below. As a result, on April 29, 2002, Anatel granted us a concession allowing us to provide international and interregional long-distance services outside our concession region, thereby enabling us to have a presence throughout Brazil. Consequently, on May 7, 2002, we began offering international long-distance service and on July 29, 2002 we started offering interregional long-distance service.

Services

Overview

Our services consist of (i) local services, including installation, monthly subscription, measured service and public telephones; (ii) intraregional, interregional and international long-distance services; (iii) network services, including interconnection and the leasing of facilities; and (iv) other services. In March 2002, Anatel certified our compliance with the 2003 universal service targets and authorized us in April 2002 to start exploiting local and intraregional services in certain regions in which we were not operational and interregional and international long-distance services throughout Brazil. See “—Competition” and “—Regulation of the Brazilian Telecommunications Industry—Obligations of Telecommunications Companies—Public Regime—Service Restrictions.”

We provide interconnection services to Embratel as well as to cellular service providers and other telecommunications companies, through the use of our network. In April 1999, we also began to sell handsets and other telephone equipment through Assist Telefônica S.A., our wholly owned subsidiary. Until January 2001, we provided data transmission services, but spun off our data transmission operations into Data Brasil. See  “—Certain Developments—The Spin-off of certain Data Transmission Operations.”

The following table sets forth our operating revenue for the years indicated. Our tariffs for each category of service are discussed below under “—Rates and Taxes.” For a discussion of trends and events affecting our operating revenue, see “Item 5—Operating and Financial Review and Prospects.”

	Year ended December 31,
	2002	2001	2000(1)
	(in millions of reais)
Local service	7,369	6,643	5,300
Intraregional service	1,348	1,209	1,091
Interregional long-distance service(2)	255	—	—
International long-distance service(2)	40	—	—
Data transmission(3)	438	372	376
Network services	4,176	3,884	3,287
Goods sold	19	50	29
Other	32	41	29

Total	13,677	12,199	10,112
Taxes and discounts	(3,589)	(3,150)	(2,597)

Net operating revenue.	10,088	9,049	7,515

(1)	In constant reais until December 31, 2000.
(2)	We have been authorized to provide interregional long-distance and international services. See “—Interregional and International Long-Distance Service.”
(3)	Partially discontinued as of January 2001, upon the spin-off of certain data transmission operations.

Local Service

Local service includes installation, monthly subscription, measured service and public telephones. Measured service includes all calls that originate and terminate within the same local area or municipality of our concession region (“local calls”) and the leasing of our network for paging and trunking services. Excluding the portion of our region which was serviced by Ceterp before our acquisition in December 1999, we were the only supplier of local fixed-line and intraregional long-distance telecommunications services in our region until April 1999. At that time, licenses were auctioned to permit a competitor to provide local fixed-line and intraregional long-distance telecommunications services in our region, including the area formerly served by Ceterp. Vésper São Paulo S.A. received authorization and began operations in December 1999. Embratel also began to provide local services in our concession region in January 2003. See “—Competition.”

Telesp became the first telephone service concessionaire in Brazil to offer local services outside its concession region (the state of São Paulo). In May 2003, we achieved the network expansion and universal service targets established by Anatel, and began providing local services to six other states in Brazil, including certain areas in Rio de Janeiro, Sergipe, Espírito Santo, Rio Grande do Sul, Paraná and Santa Catarina

We also own and operate public telephones in certain areas of our concession region. On December 31, 2002, we had approximately 330,999 public telephones, exceeding the targets established by Anatel which required us to increase the number of public telephones to 271,300 by year-end 2002.

Intraregional Long-Distance Service

Intraregional long-distance service consists of all calls that originate in one local area or municipality and terminate in another local area or municipality of our concession region. We were the sole provider of intraregional long-distance service in our region until July 3, 1999, when the federal government also authorized Embratel and Intelig to provide intraregional long-distance services. Vésper also began to provide intraregional long-distance services in our concession region in December 1999. See “—Competition.”

Interregional and International Long-Distance Service

On March 1, 2002, Anatel acknowledged that we had reached its network expansion and universal service targets two years prior to the scheduled date. As a result, on April 25, 2002, Anatel published an order that allowed us to be the first fixed-line telephone company to provide the full range of STFC services and expanded our concession to explore services in the local, intraregional, interregional and international markets throughout Brazil.

On April 29, 2002, certain provisions of the Anatel’s order were partially suspended as a result of injunctions sought by Embratel. The injunctions prevented us from commencing our interregional services that originated in our concession region, region III, and terminated in other concession areas, namely region I (Telemar’s concession region) and region II (Brasil Telecom’s concession region). However, our concession to provide local and interregional services in region I, II, sector 33 of region III and international services in all the three regions was not affected. These injunctions were lifted in June 2002, however the lawsuits brought by Embratel have not yet been dismissed and therefore the possibility that we may be barred from providing interregional services still exists, although our risk of loss in this legal proceeding is deemed remote.

We began operating international long-distance service in May 2002 and interregional long-distance services in July 2002. Interregional long-distance service consists of calls between a point within our concession region and a point in Brazil outside our concession region. International long-distance service consists of calls between a point within our concession region and a point outside Brazil.

Network Services

We provide network access to other telecommunications service providers and lease network facilities to telecommunications service providers and corporate customers.

Our network services are comprised of two distinct customer bases. The first consists of customers who use the network to either originate or terminate a call within our local network. The second consists of unaffiliated telephone service providers that do not have their own network infrastructure and use our long-distance network. As the telephone service market continues to develop with the presence of several local and regional service providers in the state of São Paulo, we have successfully capitalized on this growth by offering the use of our network facilities to these new telephone service providers. All of these services increase the use of our local and long distance network and generate additional interconnection revenues.

Use of our interconnection services has grown as a result of the spin-off of our cellular telecommunications business, Telesp Celular, the privatization of the companies of the Telebrás System and the competition in the telecommunications industry in Brazil. Cellular service providers, Embratel and other providers of public telecommunications services interconnect with our network in order to receive calls that originate in our network, to complete calls that terminate in our network and to connect central switching stations to our network. In addition, certain operators of private telecommunications services (including private telephone network services and data transmission services) interconnect with our facilities to complete calls and transmit data.

Revenues from network services consist of fixed lease payments by cellular providers for use of, and availability of capacity on, our network and also per-minute network usage charges for use of our network from Embratel, cellular providers and other telecommunications providers. See “—Rates and Taxes—Network Usage Charges.”

Telecommunications providers are required to provide interconnection services on a non-discriminatory basis. Subject to certain requirements, they are free to negotiate the terms of their interconnection agreements but, if the parties fail to reach an agreement, Anatel establishes the terms of interconnection. See “—Regulation of the Brazilian Telecommunications Industry—Obligations of Telecommunications Companies—

Interconnection.” The terms of interconnection, particularly the pricing and technical requirements, may affect our results of operations, competitive environment and capital expenditure requirements. See “Item 3.E—Risk Factors—Risks Relating to the Brazilian Telecommunications Industry and Us.”

Data Transmission Services, Internet Services and Voice and Image Applications

From October 1991 through December 2000, we provided several data transmission services. On January 30, 2001, we spun off most of our data transmission business into an independent company, Data Brasil, in which we hold no ownership interest. See “—Certain Developments—The Spin-off of Certain Data Transmission Operations.”

We still provide certain data transmission services, including the development of networks with ATM technology and services transmitted through high-speed connection that will enable image transmission. We also offer IDSN digital network providing high-speed connection to our customers and plan to implement an SDH network to improve high-speed connection services. See “—Technology.”

Other Services

Currently, we also provide a variety of other telecommunications services that extend beyond basic telephone service, including interactive banking services, electronic mail and other similar services.

Interconnection

We have entered into interconnection agreements which allow our customers to communicate with customers of other telephone operators, locally, intraregionally, interregionally and internationally. We are generating income from customer use of our local and long-distance networks, in areas not covered by our competitors. The growth in the customer base of both fixed-line and wireless service providers has contributed to an increase in traffic between these services and allowed us to increase our revenues not only from rates we charge our own customers, but also from interconnection revenues that wireless and other telephone service providers are required to pay us for the use of our network.

Our new interconnection agreements, especially those entered into with newly authorized local telephone service providers, are under Anatel arbitration proceedings because we do not agree with certain interpretations of regulations relating to the distribution of revenues in Internet traffic in the local network. We understand that the distribution of revenues in the local network does not apply to Internet traffic, as in our opinion, telephone traffic is different to Internet traffic. However, our competitors have a different interpretation to the same regulations. Thus, if the interpretation given by our competitors is the one adopted by Anatel, and if they retain in their local networks a large number of Internet service providers, it could cause traffic imbalances. These traffic imbalances are caused by an increased number of high duration calls to the terminals of these telephone service providers’ local networks that are usually used to receive voice calls only and not data traffic. The traffic imbalance could negatively impact the amount of revenues we could be able to receive for the use of our local network.

The highly competitive telephone service market comprised of local and regional telephone service providers in the state of São Paulo allows traffic to be carried by any of these service providers that has network capacity. Our main competitor is Embratel and its network. Our strategy in this competitive market is to keep providing high quality services for the use of our network.

As we were authorized to provide interregional and international long-distance services, we only receive revenues for the provision of the long-distance services and our interconnection revenues tend to decrease because when customers are now able to chose us as their long-distance operator, we do not receive the interconnection revenues from our competitors, who used to use our network to complete a call.

We are developing our interconnection business with a modern traffic management system, which enables us to more effectively monitor revenues generated from this business.

I-Telefônica

Our i-Telefônica service is a free Internet access service provider, which was launched in September 2002 by our subsidiary, Assist Telefônica covering ten cities in the state of São Paulo. The service delivers high Internet access quality and offers our customers discounts on pulses generated by the connection. The  i-Telefônica is one of our strategies to protect us against the possible traffic imbalance that may be generated by Internet access service providers. Assist Telefônica has entered into an agreement with one of our affiliates, Terra Networks Brasil S.A., for the license of the software used in the service.

Corporate Customer Services

We provide various large corporations, the communications capabilities needed in several corporate sectors, including commerce, industry, services, finance and government. Through a special department, we also provide telecommunication solution packages to develop special projects for small and medium size corporations.

Our corporate customers are assisted by a team of highly qualified professionals who offer the support needed to enable them to choose what is the best technical solution to be implemented. Our services are tailored to the specific needs of our corporate customers and include the latest technological developments, which combine high-speed voice, data and image integration. By combining and customizing applications for corporate customers, we seek to serve all of their communication and data transfer requirements, including seamless network systems with secure interconnection capabilities between various locations, local area networks, intranets and extranets.

Our corporate programs are continuously being developed and refined to meet the needs of our customers and the changing competitive conditions. By working closely with our customers to determine their requirements and telephone usage patterns, we are able to structure customized communications solutions designed to result in efficient systems usage at reduced costs.

Rates and Taxes

Rates

Overview

We generate revenues from (i) activation and monthly subscription charges; (ii) usage charges, which include measured service charges; and (iii) network usage charges.

Rates for telecommunications services are subject to comprehensive regulation by Anatel. See  “—Regulation of the Brazilian Telecommunications Industry—Rate Regulation.” Since the relative stabilization of the Brazilian economy in mid-1994, there have been two major changes in rates for local and long-distance services. First, in January 1996, rates for all services were increased, primarily to compensate for accumulated effects of inflation. Then, in May 1997, the rate structure was modified through a tariff rebalancing that resulted in higher charges for measured service and monthly subscription and lower charges for intraregional, interregional and international long-distance services. The purpose of the change was to eliminate the cross-subsidy between local and long-distance services.

Interconnection agreements have the purpose of directing traffic that originates in the networks of one telephone service provider and terminates in the networks of another telephone service provider. Our local interconnection agreements generate incoming and outgoing traffic for our customers, which creates revenues for the provision of local services and for the use of our local network.

Our new interconnection agreements, especially those entered into with newly authorized local telephone service providers including Embratel, AT&T, Intelig and CTCB Telecom, are under Anatel arbitration proceedings, because we do not agree with certain interpretations of regulations relating to the distribution of revenues in Internet traffic in the local network. We understand that the distribution of revenues in the local network does not apply to Internet traffic, as in our opinion, telephone traffic is different to Internet traffic. However, our competitors have a different interpretation to the same regulations. Thus, if the interpretation given by our competitors is the one adopted by Anatel, and if they retain in their local networks a large number of Internet service providers, it could cause traffic imbalances. These traffic imbalances could negatively impact the amount of revenues we could be able to receive for the use of our local network.

The concessions establish a price cap for annual rate adjustments, generally effected at June of each year. The annual rate adjustment is applied to the following categories of service rates:

(1)	local services, where rates are established pursuant to a basket of tariffs. This basket includes rates for the installation of residential and commercial lines, measured services, activation and subscription fees. In case of a price adjustment, each one of the items within the local tariff basket has a different weight, and as long as the total local tariff price adjustment would not exceed the rate of increase in the IGP-DI, each individual tariff within the basket can exceed the IGP-DI variation by up to 9%.

(2)	local network services, which may be adjusted taking into account the weighted average of traffic per hour, with adjustments limited to the rate of increase in the IGP-DI;

(3)	public telephone services, with adjustments limited to the rate of increase in the IGP-DI; and

(4)	domestic long-distance services, with rate adjustments divided into intraregional and interregional long-distance services which are calculated based on the weighted average of the traffic, taking into account time and distance. For these categories, each tariff may individually exceed the rate of increase in the IGP-DI by up to 5%, however, the total adjustments on the tariffs cannot exceed the rate of increase in the IGP-DI. See “—Regulation of the Brazilian Telecommunications Industry—Rate Regulation.”

Rates for international services are not required to follow the price cap established for other services and therefore, we are free to negotiate our tariffs based on the international telecommunications market competition, where our main competitor is Embratel.

Local Rates

Our revenue from local service consists principally of activation charges, monthly subscription charges, measured service charges and public telephone charges. Users of measured service, both residential and non-residential, pay for local calls depending on usage, which is measured in pulses. The first pulse is recorded at the moment a call is in fact connected to its destination. Afterwards, pulses occur system-wide every four minutes, regardless of the moment when a particular call was initiated. As a result, the time between the first pulse and the second (system-wide) pulse may vary between one second and four minutes. Thus, based upon when during a cycle a call is initiated, the charge for the call may vary significantly.

Local charges for weekday calls are determined by multiplying the number of pulses by the charge per pulse. For calls made at night and during selected weekend hours, callers are charged for only one pulse regardless of the duration of a call. Under current Anatel regulations, residential customers receive 100 free pulses per month and commercial customers receive 90 free pulses per month.

Anatel prescribes local rates by specific concession sectors. Since June 2002, we have charged a monthly subscription rate of R$26.57 to all residential customers. Commercial and PBX customers currently pay monthly subscription rates of R$40.04 in sector 31, R$ 38.97 in sector 34 and R$37.74 in sector 32. Rates for measured service are currently R$0,10257 per pulse in sector 31, R$0,09826 per pulse in sector 34 and R$0,10737 per pulse in sector 33. Activation fees, including taxes, are currently R$76.62 for customers in sector 31, R$41.86 for those in sector 32 and to R$64.84 for those in sector 34.

Intraregional and Interregional Long-Distance Rates

Rates for intraregional and interregional long-distance calls are computed on the basis of the time of day, day of the week, duration and distance of the call, and also may vary depending on whether special services, including operator assistance, are used.

On March 1, 2002, Anatel acknowledged that we had reached its network expansion and universal service targets two years prior to the scheduled date. As a result, on April 25, 2002, Anatel published an order that allowed us to be the first concessionaire to provide the full range of STFC services and expanded our concession to explore services in the local, intraregional, interregional and international markets throughout Brazil.

On April 29, 2002, certain provisions of Anatel’s order were partially suspended as a result of certain legal proceedings brought by Embratel. The proceedings prevented us from commencing our interregional services that originated in our concession region, region III, and terminated in other concession areas, namely region I (Telemar’s concession region) and region II (Brasil Telecom’s concession region). However, our concession to provide local and interregional services in region I, II, sector 33 of region III and international services in all the three regions was not affected. In June 28, 2002, Anatel dismissed the proceedings and allowed us to begin offering interregional services originating in our concession region.

On July 29, 2002 after we received the concession from Anatel to provide interregional long-distance services throughout Brazil, we launched several new options of interregional calling plans relating to consumer “code 15”, the selection code dialed by customers who choose at each call to be placed, the long distance service provider, which may result in different prices that vary based upon usage frequency and customer calling patterns.

International Long-Distance Rates

On May 7, 2002, we began operating international long-distance services. International long-distance calls are computed on the basis of the time of day, day of the week, duration and distance of the call, and also may vary depending on whether special services are used or not, including operator assistance.

We developed several rate plans in order to service our residential and corporate customers. We provide a basic plan for calls directed to fixed lines and a basic plan to calls directed to wireless lines, as well as other promotional and alternative plans to corporate customers.

Network Usage Charges

We earn revenues from any fixed-line or mobile service provider that either originates or terminates a call within our network. We also pay interconnection fees to other service providers when we use their network to place or receive a call. Under the General Telecommunications Law, all fixed-line telecommunications service providers must provide interconnection upon the request of any other fixed-line or mobile telecommunications service provider. We maintain interconnection agreements with other telephone service providers, including Embratel, Intelig and Telesp Celular. The interconnection agreements are freely negotiated among the service providers, subject to a price cap and compliance with the regulations established by Anatel, which includes not only the interconnection basic principles covering commercial, technical and legal aspects, but also the traffic capacity and interconnection infrastructure that must be made available to requesting parties. If a service provider offers to any party an interconnection tariff below the price cap, it must offer the same tariff to any other requesting party on a nondiscriminatory basis. If the parties cannot reach an agreement on the terms of interconnection, including the interconnection tariff, Anatel can establish the terms of the interconnection. See “—Regulation of the Brazilian Telecommunications Industry—Obligations of Telecommunications Companies.”

In accordance with Anatel regulations, telephone service providers are not required to pay tariffs for the use of the local network of another telephone service provider as long as customers use local telephone services located in the same local area and as long as there is a traffic balance between them. However when there is an imbalance between the telephone service provider that originates the call and the telephone service provider that receives the call and this imbalance is higher than the 45%/55% ratio of the local traffic between service providers, the service provider who originates the higher traffic will owe the service provider who receives the traffic a local usage tariff. We understand that the distribution of revenues in the local network does not apply to Internet traffic, as in our opinion, telephone traffic is different to Internet traffic. However, our competitors have a different interpretation to the same regulations. Thus, if the interpretation given by our competitors is the one adopted by Anatel, and if they retain in their local networks a large number of Internet service providers, it could cause traffic imbalances. These traffic imbalances are caused by an increased number of high duration calls to the terminals of these telephone service providers’ local networks that are usually used to receive voice calls only and not data traffic. The traffic imbalance could negatively impact the amount of revenues we could be able to receive for the use of our local network.

In accordance with Anatel regulations, we must charge interconnection fees to the other telephone service providers based in the following tariffs:

•	Tariff for the use of our local network—we charge the service provider a network usage charge for every minute used in connection with a call that either originates or terminates within our local network.

•	Tariff for the use of our long-distance network—we charge the service provider a network usage charge on a per minute basis only when the interconnection access of our long-distance network is in use.

•	Tariff for the lease of certain transmission facilities used by another service provider in order to place a call.

Cellular telecommunications service in Brazil, unlike in the United States, is offered on a “calling party pays” basis, under which the subscriber pays only for calls that he or she originates. Additionally, a subscriber pays roaming charges on calls made outside his or her home registration area. Calls received by a subscriber are paid for by the party that places the call in accordance with a rate based on per minute charges. For example, a fixed-line service customer pays a rate based on per minute charges for calls made to a cellular service subscriber. The lowest base rate per minute, or VC1, applies to calls made by a subscriber in a registration area to persons in the same registration area. Charges for calls to persons outside the registration area but within our concession region are assessed at a higher rate, VC2. Calls to persons outside our concession region are billed at the highest rate, VC3. We charge fixed-line service customers per minute charges based on either VC1, VC2, or VC3 rates when a fixed-line service customer calls a cellular subscriber. In turn, we pay the cellular service provider the cellular network usage charge.

Our revenue from network services also includes payments by other telecommunications service providers for the use of part of our network arranged on a contractual basis. Other telecommunications service providers, including providers of trunking and paging services, may use our network to connect a central switching office to our network. Some cellular service providers use our network to connect cellular central switching offices to the cellular radio-based stations. We also lease transmission lines, certain infrastructure and other equipment to other providers of telecommunications services.

Data Transmission Rates

Although we spun off most of our data transmission services to Data Brasil, we still receive revenues from the rental of dedicated analogic and digital lines for private leased circuits to corporations.

Taxes

The cost of telecommunications services to each customer includes a variety of taxes. The principal tax is a state value-added tax, the Imposto sobre Circulação de Mercadorias e Serviços, or ICMS, which the Brazilian states impose at varying rates on revenues from the provision of telecommunications services. The rate in the state of São Paulo is 25% for domestic telecommunications services.

Other taxes on gross operating revenues include two federal taxes, the Programa de Integração Social or PIS, and Contribuição para o Financiamento da Seguridade Social or COFINS, imposed on gross operating revenues at a combined rate of 3.65%.

In addition, the following contributions are imposed on certain telecommunications services revenues:

•	Contribution for the Fund for Universal Access to Telecommunication Services—”FUST.” FUST was established in 2000, to provide resources to cover the cost exclusively attributed to fulfilling obligations (including free access to telecommunications services by governmental institutions) of universal access to telecommunication services that cannot be recovered with efficient service exploration or that is not the responsibility of the concessionaire. Contribution to FUST by all telecommunication services companies began in January, 2001, at the rate of 1% of net operating telecommunication services revenue (excepting interconnection revenues), and it may not be passed on to customers.

•	Contribution for the Fund of Telecommunication Technological Development—”FUNTTEL.” FUNTTEL was established in 2000, in order to stimulate technological innovation, enhance human resources development, create employment opportunities and promote access by small and medium-sized companies to capital resources, so as to increase the competitiveness of the Brazilian telecommunications industry. Contribution to FUNTTEL by all telecommunication services companies began in March, 2001, at the rate of 0.5% net operating telecommunication services revenue (excepting interconnection revenues), and it may not be passed on to customers.

We must also pay the Contribution for the Fund of Telecommunication Fiscalization—”FISTEL.” FISTEL is a fund supported by a tax applicable to telecommunications operators (the “FISTEL Tax”), and was established in 1966 to provide financial resources to the Brazilian government for the regulation and inspection of the telecommunications sector. The FISTEL Tax consists of two types of fees: (i) an installation inspection fee assessed on telecommunications central offices upon the issuance of their authorization certificates; and (ii) an annual operations inspection fee that is based on the number of authorized central offices in operation at the end of the previous calendar year. The amount of the installation inspection fee is a fixed value, depending upon the kind of equipment installed in the authorized telecommunications station. The operations inspection fee equals 50% of the total amount of the installation inspection fee that would have been paid with respect to existing equipment.

Billing and Collection

We send each customer a monthly bill covering all of the services provided during the prior period. In accordance with Anatel regulations, telephone service providers need to offer their customers the choice of at least six different payment dates within the monthly billing cycle. In our case, customers are divided into thirteen different groups, and each group receives bills according to a specific billing date, within the monthly billing cycle.

We have a billing and collection system in charge of local, long-distance, subscription and receivables services. Payments of the bills are effected under agreements maintained with various banks either by debiting the customer’s checking account, by direct payment to a bank or through the Internet.

In order to comply with Anatel’s regulations, we are required to offer a new billing system, known as co-billing. This co-billing system results in an invoice of another telephone service company being included within our own invoice. Our customers can pay their bills (including the tariffs for the use of services of another telephone service provider) as only one bill, using the authorized banks. In order to develop this co-billing system, we share our billing and collection infrastructure with the other telephone service companies and have developed a special system to facilitate this co-billing. The price established by Anatel for this service does not cover maintenance costs. We have co-billing agreements with Intelig, Embratel, Vesper and Telemar.

Anatel regulations allow us to restrict a customer from making outgoing calls after a receivable has been outstanding for 30 days or restrict a customer from making outgoing or receiving incoming calls by partially blocking his or her telephone line after 60 days and to disconnect a customer by totally blocking his or her telephone line after 90 days. In 2002, we partially blocked 376,000 telephone lines and totally blocked 198,000 telephone lines. We charge fines at a rate of 2% per month plus an interest at the rate of 1% per month on the overdue amounts. On December 31, 2002, 9% of all receivables had been outstanding between 30 and 90 days, and 28% of all receivables had been outstanding for more than 90 days. Our future disconnection policy will depend on factors that include the level of unmet demand, the level of competition and the regulations governing our disconnection policy. For a discussion of provisions for past due accounts, see “Item 5—Operating and Financial Review and Prospects.”

We receive interconnection revenues from telecommunication service providers, mostly Embratel, Intelig and Vésper and from cellular service providers. We also pay these service providers interconnection fees for the use of their network.

We also bill our customers for calls made from our fixed-line network to cellular customers. Conversely, calls made from cellular service customers to fixed-line customers are billed by the cellular service provider. After the billing cycle is over, the cellular service provider and us reconcile the amounts owed to each other for fixed and cellular network usage and fees from contractual arrangements and pay the net amount outstanding to the appropriate party.

Network and Facilities

Our network includes installed lines and switches, a network of access lines connecting customers to switches and trunk lines connecting switches and long-distance transmission equipment. As of December 31, 2002, our regional telephone network included approximately 14.4 million installed access lines, including public telephone lines, of which 12.5 million access lines were in service. At that time, of the access lines in service, approximately 74.1% were residential, 22.7% were commercial, 2.6% were public telephone lines and 0.6% were for our own use and for testing. Intraregional long-distance transmission is provided by a microwave network and by fiber optic cable. Our network strategy is to develop a broadband integrated network that is compatible with several types of telecommunications services and multimedia applications.

The following table sets forth selected information about our network in aggregate, at the dates and for the years indicated.

	At and for Year ended December 31,
	2002	2001	2000	1999	1998
Installed access lines (millions)	14.4	14.3	12.5	9.5	6.9
Access lines in service (millions)(1)	12.5	12.6	10.6	8.3	6.4
Average access lines in service (millions)	12.6	11.9	9.3	7.4	6.0
Access lines in service per 100 inhabitants	32.9	33.8	30.4	23.8	18.8
Percentage of installed access lines connected to digital switches	96.1	95.7	93.8	87.0	73.0
Employees per 1,000 access lines installed	0.7	0.8	1.3	1.8	2.8
Number of public telephones (thousands)	330.9	342.8	246.8	217.3	179.6
Registered local call pulses (billions)	35.9	33.7	29.9	24.7	23.1
Domestic long-distance call billed minutes (billions)	8.4	8.1	8.1	9.3	9.0
International call billed minutes (millions).	29.0	—	—	—	121.3

(1)	Data includes public telephone lines.

Technology

We are incorporating new digital technology into our network in order to offer more integrated services. We are also developing plans to install networks with Asynchronous Transfer Mode Technology (Modo de Transferência Assíncrona), or ATM technology, and services transmitted through high speed connections that will enable image transmission. In early 2001, we started to offer Integrated Digital Services Network (Rede de Serviços Digitais Integrados), or IDSN, which provides high quality and high-speed capability to residential clients and small businesses at competitive prices. We are also developing and expanding digital technology-based systems for basic local and regional networks at 2.5 Gbps. The Synchronous Digital Hierarchy (Rede Hierárquica Digital Síncrona), or SDH, transmission network will establish high-speed connections that will improve the service provided by placing digital access as close to the user as possible. See “—Services—Data Transmission Services, Internet Services and Voice and Image Applications.”

All of our new installed lines are connected to digital systems that when compared to the older analog technology, improve the quality and efficiency of the network, accommodate higher traffic levels, require less maintenance and permit us to offer a broad range of value-added services simultaneously on the same network, including voice, text and data applications. We also use optical fiber cables which provide greater transmission capacity, significantly reduce the fading of signals and require less frequent amplification, and therefore reduce the cost of providing service and increase traffic capacity and network reliability. As of December 31, 2002, our network was approximately 96.1% digital. By the end of 2005, we plan to have replaced almost all of our analog switches with digital switches.

Competition

Companies seeking to operate in the telecommunications industry in Brazil are required to apply to Anatel for a concession or an authorization. Concessions and authorizations are granted for services in the public or the private regime. The public regime differs from the private regime primarily in the obligations imposed to the companies rather than the type of services offered by those companies. We are one of the four companies that operate within the public regime. All other telecommunications companies, including those that provide the same services as the four public regime companies, operate under the private regime.

In order to stimulate growth and increase competition, the Brazilian government issued new authorizations within our area of operations to Vésper, Embratel and Intelig. In April 1999, Vésper won the bid in connection with operating licenses for local and intraregional long-distance fixed-line services in region III, our concession region. Vésper only started its operations in January 2000. In July 1999, Embratel and Intelig were also authorized to provide intraregional long-distance telecommunications services in our concession region. In addition, in July 1999, Anatel introduced the operator selection code, so that costumers may choose, at each call, the operator for their long-distance calls. Therefore, in 2000 competition in the long-distance service market increased, reducing our market share over previous years.

Vésper’s capital stock is controlled by Qualcomm, VeloCom and Bell Canada International. According to the rules enacted by Anatel, Vésper was required to quickly develop its local service business. The technology chosen by Vésper was the WLL (Wireless Local Loop) technology, which, since it did not require wires, was efficient for locations where there was great demand and their service had to be implemented in a very short term. However, the equipment offered by Vésper to its customers was more expensive than that employed in conventional telecommunications, which held back Vésper’s penetration in the market and the prices were adjusted in order to increase sales. Vésper also reduced its target for residential customers and, in early 2001, began to concentrate on business users and higher income customers. However, with respect to services that include data transmission, the technology initially employed by Vésper presents a less competitive speed than that of other operators; therefore, Vésper is investing in optic fiber cables and in the development of higher-speed data transmission technologies.

In 2002, Vésper started to offer portable telephones, which did not require physical installation in the customers’ premises and which could be operated remotely, similarly to cellular phones. However, the coverage of this device extended for several kilometers, and Anatel prevented its sales based on the assumption that it violated the terms of Vésper’s wireline telecommunication license. Vésper modified the system and decreased its range, thus being allowed to resume the sale of the device. Based on the positive acceptance of this product when it did not present any range limits, Vésper is currently trying to extend its operations to the wireless telecommunication business. Vésper successfully obtained a license to operate in SMP (Personal Mobile Service), an authorization for a general mobile operation, in the state of São Paulo (but not in the city), and intends to find alternative solutions (including joint ventures) in order to implement this business.

Embratel is controlled by MCI WorldCom, the largest U.S. telecommunications company, which filed for bankruptcy under Chapter 11 in July 2001. According to the management of Embratel, despite the problems of its controlling shareholder, Embratel maintains its fully managerial and financial independence from its controlling shareholder. MCI WorldCom’s reorganization should not have any impact on Embratel’s operations, which are currently being carried out normally. Since 2002, Embratel has been subject to long-distance service competition as a result of the operations started by Telemar and us. In 2003, Embratel will also compete with Brasil Telecom, as further described below.

Intelig was granted a license to provide long-distance services throughout Brazil and implemented its intraregional long-distance service in our region in July 1999. The shareholders of Intelig include National Grid, the owner and operator of the electricity transmission network in the United Kingdom, France Telecom, one of the world’s leading telecommunications carriers and Sprint, a global U.S.-based communications company. Intelig’s strategy has been characterized by extensive marketing efforts, including substantial discounts and attractive customer plans. However, Intelig has not managed to reach the same market penetration achieved by Embratel. In 2002, Intelig’s partners have expressed their intention to sell the company, and received offers that are currently under negotiation.

In 2002, Anatel certified that Telemar and us had achieved the targets for 2003 and we were granted concessions to operate as interregional and international long-distance providers, thus starting to compete directly with Embratel and Intelig. Embratel and Intelig also achieved their targets and were granted concessions to operate as local telecommunications providers in the three Brazilian concession regions. Embratel started their local services operations in January 2003 and Intelig is expected to start operations later in 2003. Brasil Telecom announced that it achieved its targets in February 2003 and will start its long-distance operations in the second quarter of 2003. Consequently, 2003 will be characterized by increased competition and market adjustments, where fixed-line telephone service providers will compete in all types of telecommunications services.

The competition in the local service market in the state of São Paulo may pose a threat in this segment of our business in the short term, as these new competitors are bundling local, data, Internet and long distance services as part of their competitive strategy.

We are also subject to competition from cellular service providers, which will increase when cellular providers decrease their rates for cellular services. For mobile operations, our concession region is divided into two sub-areas. In each sub-area there are currently three cellular service providers. Some customers may swap traditional fixed-line telephone services for mobile services instead of retaining both services. Additionally, those users who retain both services tend to modify usage patterns. In Brazil, particularly, low-income users have been swapping their fixed-line (for which they are required to pay a fixed monthly fee) to pre-paid mobile phones, reducing their average spending.

In sub-area 1, which includes the city of São Paulo, the cellular services providers are: Telesp Celular, which we spun off in January 1998 and is now controlled by a joint venture between Portugal Telecom and Telefónica; BCP, a consortium comprised of Bell South Corporation of the United States, the media group

OESP, a Brazilian newspaper company, Banco Safra S/A, a private Brazilian bank and Splice S/A, a Brazilian telecommunications equipment and solution company; and TIM, controlled by Telecom Italia, which started operations in October 2002.

In sub-area 2, which includes the rest of the state of São Paulo, the cellular services providers are: Telesp Celular, TIM and Tess, a consortium comprised of Telia of Sweden, Eriline, Algar and America Móvil.

In 2001, the Brazilian government auctioned licenses to operate cellular PCS (Personal Communications Systems) systems under the E Band frequency. In the sub-area 1, Telecom Americas, a consortium controlled by the Mexican operator, America Móvil won the bid and intends to start operations at the end of the first half of 2003 using GSM technology. In the sub-area 2, Vésper won the bid and is expected to start operations by the third quarter of 2003 using the CDMA technology. Some of the effects on revenue from competition with cellular service providers are, however, offset by revenue obtained from these providers for our network usage and leases. See “Item 5.A—Operating Financial Review and Prospects—Operating Results—Net Operating Revenues—Network Services.”

Another type of competitive pressure comes from the business of transporting Internet traffic from Internet Service Providers (ISPs). Current regulations give incentives to competitive local carriers to transport the dial-up connection traffic from end users to the ISPs, generating an unbalanced traffic flow between the incumbent operator (which has the end user line) and the competitive carrier (which has the ISPs lines). According to one interpretation of the regulation, this unbalanced traffic could be subject to payment from the incumbent operator to the competitive operator. As a result, intense moves in the market may happen and could affect the interconnection agreements with other carriers, which could represent an additional threat to our interconnection revenues.

In 2002, a first wave of mergers and acquisitions began in the Brazilian market for telecommunications services. Brasil Telecom purchased Globenet’s network, which links Brazil to the United States, Venezuela and Bermuda. Telemar finalized the acquisition of Pégasus Telecom, which owns a local network in the city of São Paulo. Intelig received several acquisition offers, from its own executives, Brasil Telecom and GVT. The mergers and acquisitions will probably intensify in the second half of 2003, when concessionaires will be entitled to hold more than 20% of voting shares in other public regime companies. See “Item 4.B—Business Overview—Regulation of the Brazilian Telecommunications Industry—Concessions and Licenses.” This consolidation process is likely to increase competition in our concession region. The scope of increased competition and any adverse effects on our results and market share will depend on a variety of factors that we cannot now assess with precision and many of which may be beyond our control.

Sales, Marketing and Customer Services

Sales

We sell our fixed telephone service to both corporate and residential customers in the geographic service areas of sectors 31, 32, and 34 within region III, our concession region.

Our distribution channels consist of the following:

•	Personal sales: our team of corporate managers sign up and maintain corporate customers by providing technical and marketing support.

•	Telesales: sales through telemarketing.

•	Indirect channels: sales through third parties—accredited telecommunication and information technology companies forming a network to intermediate the sale of our products and services.

•	Virtual stores (for corporate customers only): “access channel” enabling our corporate customers to be acquainted with our sales portfolio through the Internet; upon the completion of a form, sales are directed to either Personal sales, Telesales or Indirect channels.

•	Telephone centers (stores for the public in general): we offer fixed-line telephone services including local calls, intraregional, interregional and international long-distance calls and sales of calling cards.

Marketing

We develop customer awareness through marketing and promotion efforts and high quality customer care, building upon the strength of our brand name to increase customer awareness and customer loyalty, and also to increase our market share by employing advertising efforts through print, radio, television, sponsorship of events and other advertising campaigns.

Customer Services

One of our primary goals is to provide subscribers with excellent customer care. We continue to improve the quality of our services through network upgrading and the addition of automatic operational support systems. The following table sets forth information on service quality for the periods indicated.

	Year ended December 31,
	2002	2001	2000
Repair requests of residential telephones (as a % of lines in service)	1.7	2.3	2.8
Repair requests of public telephones (as a % of lines in service)	8.3	5.9	10.3
Call completion local rate during the peak night period (% of calls attempted)	75.6	73.1	66.6
Call completion national long-distance rate during the peak night period (% of calls attempted)	72.3	67.6	58.5
Dial tone within 3 seconds (% of calls attempted)	99.9	99.9	99.9
Billing complaints (% of bills)(1)	0.2	0.2	0.2

(1)	Local calls.

We are also required under the Brazilian telecommunications regulations to meet certain service quality targets relating to call completion rates, repair requests, response rates to repair requests and operator response periods. See “—Regulation of the Brazilian Telecommunications Industry—Obligations of Telecommunications Companies—Quality of Service—General Plan on Quality Targets.”

In order to improve the quality of our services we developed several measures to guarantee customer satisfaction including:

•	monthly researches on customer satisfaction;

•	review of communications procedures with customers, including meetings, conference calls where our customers and our management and employees take part in order to achieve the best solution for the customer;

•	usage of specific “call center” lines segmented by product and service;

•	establishment of various programs and projects focused in customer satisfaction;

•	establishment of a “quality management model” which focuses on customer satisfaction; and

•	establishment of an executive sub-committee focusing on services quality and customer satisfaction.

These measures continue to reduce the amount of customers’ complaints that are registered with both Anatel (2,300 complaints received in 1999 as compared to 291 complaints received in 2002) and PROCON, the Consumers Defense Institute (330 complaints in 1999 as compared to 9 complaints received in 2002).

Regulation of the Brazilian Telecommunications Industry

General

Our business, including the services we provide and the rates we charge, is subject to comprehensive regulation under the General Telecommunications Law and various administrative enactments thereunder. Each of the former subsidiaries of Telebrás operates under a concession that authorizes the provision of specified services and sets forth certain obligations, according to the Plano Geral de Metas de Universalização, or General Plan on Universal Service Targets and the Plano Geral de Metas de Qualidade, or General Plan on Quality Targets.

Anatel is the regulatory agency for telecommunications under the General Telecommunications Law and the Regulamento da Agência Nacional de Telecomunicações, known as the Anatel Decree issued on October 1997. Anatel is administratively and financially independent from the Brazilian federal government. Any proposed regulation by Anatel is subject to a period of public comment, including public hearings, and its decisions may be challenged in the Brazilian courts.

Concessions and Licenses

Concessions and licenses to provide telecommunications services are granted under the public regime, while authorizations are granted under the private regime. Companies that provide services under the public regime, known as the public regime companies, are subject to certain obligations as to quality of service, continuity of service, universality of service, network expansion and modernization. Companies that provide services under the private regime, known as the private regime companies, are generally not subject to the requirements as to continuity or universality of service, however they are subject to certain network expansion and quality of service obligations set forth in their authorizations. Companies that operate under the public regime include us, Embratel, regional fixed-line service providers and certain other local operators. The primary public regime companies provide fixed-line telecommunications services in Brazil that include local, intraregional, interregional and international long-distance services. All other telecommunications service providers, including the other companies authorized to provide fixed-line services in our concession region, operate under the private regime.

Public regime companies, including us, can also offer certain telecommunications services in the private regime, of which the most significant are data transmission services.

Fixed-line Services—Public Regime. Each public regime company may renew its concession for an additional 20-year period, beginning in 2005. We are discussing with Anatel the renewal of our concession. The concessions may also be revoked prior to their expiration. See “—Obligations of Telecommunications Companies—Public Regime—Service Restrictions.” Every second year during the 20-year renewal period, public regime companies will be required to pay biannual renewal fees equal to 2% of annual net revenues earned from the provision of telecommunications services (excluding taxes and social contributions) during the immediately preceding year.

Other regional fixed-line companies and us were not permitted to offer interregional or international long-distance services or other specified telecommunications services until December 31, 2003, unless we attained the network expansion and universal service targets by December 31, 2001. We achieved the network expansion and universal service targets on September 30, 2001, which was acknowledged by Anatel through Act no. 23.395 of March 1, 2002. Accordingly, on May 7, 2002, we began providing international long-distance services. We were allowed to operate international long-distance service throughout Brazil and local and intraregional and interregional long-distance service in Regions I and II and sector 33 of Region III. We were also allowed to offer interregional long-distance services and began providing these services on July 29, 2002. See “—Obligations of Telecommunications Companies—Public Regime-Service Restrictions.”

Fixed-line Services—Private Regime.  The Brazilian telecommunications regulations provide for the introduction of competition in telecommunications services in Brazil by requiring Anatel to authorize private regime companies to provide local and intraregional long-distance service in each of the three fixed-line regions and to provide intraregional, interregional and international long-distance services throughout Brazil. Anatel has already granted authorizations to private regime operators to operate in Region III, our concession region. Anatel also granted other private regime companies authorizations to operate in other fixed-line regions and authorizations to provide intraregional, interregional and international long-distance services throughout Brazil in competition with Embratel. Several companies have already applied for the authorization and Anatel may authorize additional private regime companies to provide intraregional, interregional and international long-distance services. See “—Competition.”

Obligations of Telecommunications Companies

We and other telecommunication service providers are subject to obligations concerning quality of service, network expansion and modernization. The four public regime companies are also subject to a set of special restrictions regarding the services they may offer, which are listed in the Plano Geral de Outorgas, or General Plan of Grants, and special obligations regarding network expansion and modernization contained in the General Plan on Universal Service Targets.

Public Regime—Service Restrictions.    The General Plan of Grants used to prohibit the regional fixed-line service providers from offering cellular, interregional long-distance or international long-distance services and prohibits Embratel from offering local or cellular services until December 31, 2003. These service restrictions were lifted after December 31, 2001 for companies like us, which, within their respective regions, had collectively met the 2003 targets by December 31, 2001.

Anatel will monitor the progress of the regional fixed-line service providers in meeting their obligations. Each regional fixed-line provider will be authorized to provide all other telecommunication services (except for fixed-line private services in the private regime within their own respective regions and cable TV services) if the company has achieved its targets for 2003 by December 31, 2001, as it was our case, or in the beginning in 2004, in case the fixed-line service provider still has not achieved its target.

Public regime companies are also subject to certain restrictions on alliances, joint ventures, mergers and acquisitions (in order to meet their 2003 targets), including:

•	a public regime company is prohibited from holding more than 20% of the voting stock in any other public regime company for a five year period beginning July 1998 (the prohibition is suspended thereafter, provided that the acquisition is not deemed detrimental to the implementation of the General Plan of Grants);

•	mergers between regional fixed-line service providers and cellular service providers are prohibited (this prohibition also applies to private regime companies); and

•	companies offering telephone services are prohibited from offering cable television (unless a public auction to provide such services in the relevant region is held and no one else participates).

Network Expansion—General Plan on Universal Service Targets.    Under the General Plan on Universal Service Targets, each regional fixed-line service provider is required to expand fixed-line service within its fixed-line concession region and Embratel is required to expand access to long-distance service by installing public telephones in remote regions. No subsidies or other supplemental financings are anticipated to finance the network expansion obligations of the public regime companies.

In order to receive our authorization to provide interregional and international telephone services, we succeeded in reaching our targets for December 2003 in September 2001. These targets included: (i) the implementation of STFC services in areas having more than 600,000 inhabitants; (ii) compliance within two weeks of access and installation services for customers; (iii) requirement that the amount of public telephones installed had to be equal or higher than 7.5 per 1,000 inhabitants and the percentage of public telephones to total installed access base had to be equal or higher than 2.5%; (iv) in areas having STFC with individual access, the telephone service provider was required to assure the availability of access to public telephones at each 300 meters within the limits of such area; (v) the STFC telephone service provider rendering local services was required to install and activate public telephones in public schools and hospitals within one week; (vi) the STFC telephone service provider rendering local services was required to provide special public telephones for handicapped users when solicited within one week; and (vii) each area with over 300 inhabitants where STFC service was still not available was required to have at least one installed public telephone, accessible 24 hours a day and able to originate and receive interregional and international long-distance calls.

If a public regime company fails to meet its obligations in a particular fixed-line concession region, Anatel may apply the penalties established in the concessions. If a public regime company endangers the provision of basic telecommunications services to a concession region and upon proof that the public regime company is incapable of providing service, Anatel is obligated to cancel the concession agreement and allow another telecommunications service provider to provide the service on a temporary basis until another auction process takes place and a new concession is granted.

Quality of Service—General Plan on Quality Targets.    Under the General Plan on Quality Targets, each regional fixed-line company and Embratel is required to meet certain service quality obligations. Anatel, through its Resolution no. 217, defined of the methodology and frequency of collection and consolidation of information that a public concessionaire should apply for purposes of reporting to the regulatory agency.

Fines and Penalties.    Failure to meet the network expansion and modernization obligations may result in fines and penalties of up to R$50.0 million per event, depending on how severe is the breach by the service provider as well as potential revocation of the concessions. Failure to meet the quality of services obligations may result in fines and penalties of up to R$40.0 million per event, depending on how severe is the breach by the service provider.

Interconnection.    All public regime companies are required to provide interconnection upon request to any provider of public telecommunications services. The terms and conditions of interconnection are freely negotiated between the parties, subject to a price cap established by Anatel. If the parties fail to agree, Anatel can establish the terms of the interconnection. If a company offers any party an interconnection tariff below the price cap, it must offer that tariff to any other requesting party on a non-discriminatory basis.

Rate Regulation

The concessions provide for a price-cap mechanism to set and adjust rates on an annual basis. The price-cap mechanism consists of limits placed on a weighted average rate for two baskets of services, one local and one long-distance. The local basket includes activation charges, monthly subscription fees and measured usage fees. The long-distance basket includes four rates for calls of varying distances. The caps for local and long-distance interconnection services are equal to the caps for the respective baskets.

The initial price caps in the concessions were based on the previously existing tariffs, which were developed based on our fully-allocated costs. The price caps are adjusted on an annual basis under a formula set forth in the concessions, which provides for two types of adjustments. One adjustment reflects the rate of price inflation (deflation) during the relevant period, as measured by the IGP-DI, a price index published by Fundação Getúlio Vargas, a private Brazilian economic research organization. The other reduces these inflation adjustments in accordance with a table of productivity gains that are phased in during 1998-2005 for some caps and 2001-2005 for others.

Subject to certain limits, the tariffs for individual services within each basket may be increased as long as the weighted average tariff for the entire basket does not exceed the price cap. Subject to approval by Anatel, we may also offer alternative plans that are not subject to the price cap. For instance, customers may be permitted to select a plan that allows unlimited calling for a set fee rather than paying the per-minute fee under our basic service plan.

Other telecommunications companies wishing to interconnect and use our network must pay a network usage charge per minute of use, which represents an average charge for a basket of network elements and services. The network usage charge is subject to a price cap that varies from company to company based on the underlying cost characteristics of that company’s network. For information on our current tariffs and service plans, see “—Rates and Taxes.”

Regulation of Interconnection Agreements

Our new interconnection agreements, especially those entered into with newly authorized local telephone service providers, are under Anatel arbitration proceedings because we do not agree with certain interpretations of regulations relating to the distribution of revenues in Internet traffic in the local network. We understand that the distribution of revenues in the local network does not apply to Internet traffic, as in our opinion, telephone traffic is different to Internet traffic. However, our competitors have a different interpretation to the same regulations. Thus, if the interpretation given by our competitors is the one adopted by Anatel, and if they retain in their local networks a large number of Internet service providers, it could cause traffic imbalances. These traffic imbalances are caused by an increased number of high duration calls to the terminals of these telephone service providers’ local networks that are usually used to receive voice calls only and not data traffic. The traffic imbalance could negatively impact the amount of revenues we could be able to receive for the use of our local network. Therefore, we are prepared to mitigate the effects of these traffic imbalances in case they occur, by not only contesting the regulations, but also by implementing our own free Internet service provider with the establishment of i-Telefónica by Assist Telefônica.

C.    Organizational Structure

At December 31, 2002, our voting shares were controlled by two major shareholders: SP Telecomunicações with 50.01% and Telefónica Internacional with 34.33%. Telefónica Internacional is in turn, the controlling shareholder of SP Telecomunicações and, consequently, holds directly and indirectly, 84.34% of our common shares and 88.87% of our preferred shares.

Subsidiaries

At December 31, 2002, our only subsidiary was Assist Telefônica, which was incorporated in Brazil on October 29, 1999, as a wholly owned subsidiary to perform technical assistance services.

Associated companies

Since June 30, 2000, we have consolidated, under Brazilian GAAP, the operations of Aliança Atlântica Holding B.V., an investment company incorporated under the laws of the Netherlands. At December 31, 2002, we held a 50% share ownership and Telefónica S.A. held the remaining 50%.

We have also consolidated, under Brazilian GAAP, our investment under the equity method in Companhia AIX de Participações, or AIX. AIX was formed in 2001 to explore, directly and indirectly, activities related to the execution, conclusion and commercial exploitation of underground cables to optic fiber. At December 31, 2002, we held a 32% share ownership in AIX.

D.    Property, Plant and Equipment

Our main physical properties include transmission equipment (including outside plant and trunk lines), switch equipment, switching equipment and various sites throughout the state of São Paulo. Our land and buildings primarily consist of telephone switches and other technical, administrative and commercial properties. Switches include local switches, “toll” switches that connect local switches to long-distance transmission facilities and “tandem” switches that connect local switches with each other and with toll switches.

Our properties are located throughout the state of São Paulo. At December 31, 2002, we used 1,993 properties, of which 1,489 we own and we enter into standard leasing agreements to rent the remaining properties. We own a building in the city of São Paulo where the majority of our management activities are conducted.

At December 31, 2002, property related to construction in progress represented 2.8% of the net book value of our total fixed assets, automatic switching equipment represented 34.1%, transmission and other equipment represented 27.4%, underground and marine cables, poles and towers represented 1.3%, subscriber and public booth equipment represented 5.0%, electronic data progress equipment represented 0.7%, buildings and underground equipment represented 24.2%, land represented 1.9%, and other assets represented 2.6% of the total fixed assets. As of December 31, 2002, the net book value of our property, plant and equipment was R$18.9 billion.

Pursuant to Brazilian legal procedures, liens have been attached to several properties pending the outcome of various legal proceedings to which we are a party. See “Item 8.A—Consolidated Statements and Other Financial Information—Legal Proceedings.”

ITEM 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.    Operating Results

The following discussion should be read in conjunction with our consolidated financial statements and accompanying notes and other information appearing elsewhere in this annual report, and in conjunction with the financial statements included under “Item 3A—Key information—Selected Financial Data.” Except as otherwise indicated, all financial information in this annual report has been prepared in accordance with Brazilian GAAP and presented in reais. For certain purposes, such as providing reports to our Brazilian shareholders, filing financial statements with the CVM, and determining dividend payments and other distributions and tax liabilities in Brazil, we have prepared and will continue to be required to prepare financial statements in accordance with the Brazilian Corporate Law accounting method.

Overview

Our results of operations are affected by the following key factors.

Brazilian Political and Economic Environment

As a Brazilian company with all of our operations in Brazil, we are significantly affected by economic, political and social conditions in the country. In particular, we have been affected by the devaluation of the real, inflation and measures taken by the Brazilian government to combat inflation, principally through the interest rate setting mechanism.

Since 1998, economic uncertainties in other emerging market countries resulted in an outflow of investment funds from Brazil which exerted a downward pressure on the real. Despite the Brazilian government’s attempts to defend the currency, including the continuous increases in the Central Bank’s interest rate (SELIC), confidence in the real continued to erode and on January 15, 1999, the Central Bank abandoned its policy of intervening in the Brazilian currency market when the real moved outside a predetermined trading band and started to float freely. The continuing outflow of foreign exchange reserves, together with the Central Bank’s lack of intervention, caused the real to devalue by 48% against the U.S. dollar in 1999. However, the erosion in the value of the real was well received by the international markets, and the second half of 1999 was characterized by an increase in exports, a relatively stable real and low inflation, resulting in a decline in the SELIC rate to 19% by the end of 1999.

The rise in economic activity that began in the second half of 1999 continued through most of 2000 and GDP growth was 4.4% for the year. Although fears regarding developments in Argentina and a slowdown of the U.S. economy caused uncertainty, credit availability generally remained high, as did the exports of manufactured goods for the most part of 2000. Foreign direct investment flows also grew significantly in 2000, and the government was able to achieve the International Monetary Fund targets for inflation and fiscal surpluses. However, beginning in the last quarter of 2000 and continuing into 2002, the real was again subjected to increasing pressures due to economic uncertainties in emerging market countries, most notably Argentina. The Brazilian government strengthened measures to guard against inflation, principally by raising interest rates and also by entering into a new loan agreement with the IMF in the amount of US$15 billion. During 2000, the real devalued by 9.3% against the U.S. dollar.

In 2001, the Central Bank tightened its monetary policies in response to the Brazilian energy crisis and the inflationary effects of the real’s continuing devaluation. From July 2001 until January 2002, the Central Bank maintained the interest rate at 19%. Devaluation of the real against the U.S. dollar was 18.7% for the year ended December 31, 2001.

In 2002, the Brazilian economy was negatively affected by various factors, including uncertainties relating to Brazil’s own political and economic future, the continued economic and political uncertainties in Argentina, the political uncertainties in Venezuela and the global economic slowdown. These factors contributed to an increased level of volatility in the Brazilian capital markets, a lack of confidence from market participants, a reduction in the availability of credit and constraints on the ability of Brazilian companies to raise capital.

These domestic and international pressures also contributed to the devaluation of the real against the U.S. dollar, which reached a low level of R$3.96 to US$1.00 in October 22, 2002. At December 31, 2002, the exchange rate was R$3.53 to US$1.00. The real devalued by 52.3% against the U.S. dollar during the year.

The devaluation of the real in turn contributed to an increase in inflation, which, according to the consumer price index, or the IPCA, reached 12.5% in 2002, as compared to 7.7% in 2001. In response to these inflationary pressures, the Central Bank tightened its monetary policies and increased interest rates from 19% at December 31, 2001 to 25% at December 31, 2002. If high interest rate levels persist, there is increased risk that the economy will enter a period of recession, which may have a negative impact in our business.

Our business is directly affected by the macroeconomic trends of the global economy in general and the Brazilian economy in particular. If the Brazilian economy enters a period of rising interest rates and continued recession, demand for telecommunications services is likely to be negatively affected. Further, continuing declines in the value of the real would reduce the purchasing power of Brazilian consumers, negatively affecting the ability of our customers to pay for our telephony services. Continuing real devaluations would also affect our margins by increasing the carrying costs of our U.S. dollar and other foreign currency denominated debt and increasing those of our costs and expenses that are linked to the U.S. dollar and other foreign currency.

The following table shows, for each of the years ended December 31, 2002, 2001 and 2000, the real GDP growth, the inflation rate and the average real interest rate in Brazil:

	At and for the Year Ended December 31,
	2002	2001	2000
Real GDP growth%(1)	1.5	1.4	4.4
Inflation rate%(2)	26.4	10.4	9.8
Inflation rate%(3)	12.5	7.7	6.0
Exchange rate devaluation%(R$/US$)(4)	52.3	18.7	9.3
SELIC%(5)	25.0	19.0	15.8

(1)	Source: Instituto Brasileiro de Geografia e Estatístíca (IBGE).

(2)	Source: IGP-DI, as published by the Fundação Getúlio Vargas.
(3)	Source: IPCA, which is the Consumer Price Index.
(4)	Source: Central Bank.
(5)	Source: Central Bank.

Effects of Inflation in Our Results of Operations

Since the introduction of the real as the Brazilian currency in July 1994, inflation was controlled until January 1999, when it increased due to the devaluation of the real. During periods of high inflation, wages in Brazilian currency tended to fall because salaries typically did not increase as quickly as inflation. The effect was a progressive decline in purchasing power of wage earners. The reduction and stabilization of inflation following the implementation of the real plan resulted in increased spending on services and goods (including fixed-line telecommunication services), higher real income growth, increased consumer confidence and the increased availability of credit. It also resulted in relatively higher labor costs. However, if Brazil experiences significant inflation, we may be unable to increase service rates to our customers in amounts that are sufficient to cover our operating costs, and our business may be adversely affected as a consequence.

The table below shows the Brazilian general price inflation (according to the IGP-DI and the IPCA) for the years ended December 31, 1997 through 2002:

	Inflation Rate (%) as Measured by IGP-DI(1)	Inflation Rate (%) as Measured by IPCA(2)
December 31, 2002	26.4	12.5
December 31, 2001	10.4	7.7
December 31, 2000	9.8	6.0
December 31, 1999	20.0	8.9
December 31, 1998	1.7	1.7
December 31, 1997	7.5	5.2

(1)	Source: IGP-DI, as published by the Fundação Getúlio Vargas.
(2)	Source: IPCA, which is a consumer price index.

Regulatory and Competitive Factors

Our business, including the services we provide and the rates we charge, are subject to comprehensive regulation under the General Telecommunications Law. As a result, our business, results of operations and financial conditions could be negatively affected by the actions of the Brazilian authorities, including:

•	delays in the granting, or the failure to grant, approvals for rate increases;

•	the granting of concessions to new competitors in our region; and

•	the introduction of new or stricter requirements to our operating concession.

We began to face competition in our region in July 1999 and anticipate that competition will contribute to declining prices for fixed-line telecommunications services and increasing pressure on operating margins. Our future growth and results of operations will depend significantly on a variety of factors, including:

•	Brazil’s economic growth and its impact on the demand for services;

•	the costs and availability of financing; and

•	the exchange rate between the real and other currencies.

Revenue Increase as a Result of Anatel’s Authorization to Provide Interregional and International Long-Distance Services

As we achieved our universal targets before the required period, we were authorized by Anatel to launch long-distance services outside our concession region. Therefore, we started our international long-distance services on May 7, 2002 and our interregional long-distance services on July 29, 2002. In 2002, our revenues from interregional and international long-distance services amounted to R$295.0 million. By the end of 2002, we had estimated market shares of 32% and 36% for international and interregional long-distance services, respectively.

Foreign Exchange and Interest Rate Exposure

The foreign exchange risk that we currently face is significant due to our foreign exchange-denominated indebtedness, including our capital expenditures, particularly imported equipment. The real devaluation increases the cost of many of our capital expenditures. Our revenues are earned almost entirely in reais, and we have no material foreign currency-denominated assets other than derivative instruments.

We also face foreign exchange risk as a result of our foreign currency liabilities. At December 31, 2002, 90.9% of our R$4.6 billion of indebtedness was denominated in foreign currencies, mainly in U.S. dollars. See “Note 23(a) to the consolidated financial statements.” The amount of our indebtedness may also increase with the expansion of our network. Devaluation of the real causes exchange loss on foreign currency-denominated indebtedness and exchange gain on foreign currency-denominated assets. In 2002, the devaluation of the real resulted in a net exchange loss of R$1.7 billion, which was offset partially by hedging transactions.

We use derivative instruments that limit our exposure to exchange rate risk. Since September 1999, we have hedged substantially all of our foreign currency-denominated debt, using swaps and options structures. However, we remain exposed to market risk deriving from changes in local interest rates (principally the Certificado de Depósito Interbancário, or CDI, a certificate of interbank deposit), which affect our financial assets.

Substantially all of our debt is exposed to interest rate risk. At December 31, 2002, we had R$4.6 billion in total loans and financing outstanding. From the total amount, R$1.1 billion was subject to fixed rates, and the balance was subject to floating rates (London Interbank Offered Rate, or LIBOR and CDI). However, 100% of our total debt is swapped under hedging arrangements for variable rate real-denominated obligations based on CDI. We invest our cash and cash equivalents mainly in short-term instruments that earn interest based on CDI, but our debt is not protected through hedging or other transactions against the potential adverse effects of variations in the CDI rates. See “Note 23 to the consolidated financial statements” and “Item 11—Quantitative and Qualitative Disclosures about Market Risk.” If market interest rates rise, our financing expenses will increase, especially because any telephone rate adjustments we may benefit from may not mirror the interest rate rise.

Discussion of Critical Accounting Estimates and Policies

General

The preparation of the financial statements included in this annual report necessarily involves certain assumptions, which are derived from historical experience and various other factors that we deemed reasonable and relevant. Although we review these estimates and assumptions in the ordinary course of business, the portrayal of our financial condition and results of operation often requires our management to make judgments regarding the effects on our financial condition and results of operations of matters that are inherently uncertain. Actual results may differ from those estimated under different variables, assumptions or conditions. Note 3 of our consolidated financial statements includes a summary of the significant accounting policies and methods used in the preparation of those statements.

Estimated useful lives of property, plant and equipment and intangible assets

We estimate the useful lives of property, plant and equipment in order to determine the amount of depreciation and amortization expense to be recorded during any reporting period. The useful lives are estimated at the time the asset is acquired and are based on historical experience with similar assets as well as taking into account technological or other changes. If technological changes were to occur more rapidly than anticipated, the useful lives assigned to these assets may need to be shortened, resulting in the recognition of increased depreciation and amortization expenses in future periods. Alternatively, these types of technological changes could result in the recognition of a devaluation charge to reflect the write-down in value of the asset. We review these types of assets for devaluation annually, or when events or circumstances indicate that the carrying amount may not be recoverable over the remaining lives of the assets. In assessing devaluations, we employ the cash flow method, which takes into account management’s estimates of future operations.

As of December 31, 2002, we had R$18.9 billion recorded as property, plant and equipment under Brazilian GAAP, accounting for approximately 75.4% of our total assets. During 2001, we recorded an adjustment to reflect the obsolescence of ADSL modem equipment.

Other provisions, including commitments and contingencies

Provisions are recorded for legal reserves and other liabilities and contingencies. We record provisions for asserted and unasserted claims and make judgments regarding discount rates, investment returns on underlying assets, if any, and the probability that losses will be incurred. While we engage in extensive programs and processes to analyze our exposure to these losses, our provisions are affected by changes in interest rates, investment returns, costs of completion and various legal results. Should actual interest rates, investment returns, costs of completion and legal results differ from our estimates, revisions to the estimated provisions would be required. As of December 31, 2002, we had short-term and long-term provision records for contingencies of approximately R$37.5 million and R$367.2 million, respectively. See “Note 25 to the consolidated financial statements.”

Deferred Taxes

By carrying value into our net deferred tax assets we imply that we will generate sufficient future taxable income in certain tax jurisdictions, based on estimates and assumptions, and will continue operating under the current and future applicable provisional measures. If these estimates and related assumptions change in the future, we may be required to record additional provisions to be offset against our deferred tax assets, and thus be liable for an additional income tax expense in our financial statements. Management evaluates the reasonableness of the deferred tax assets and assesses the need for additional valuation allowances at the end of each quarter. As of December 31, 2002, we did not believe a provision to offset our net deferred tax assets was required.

Financial instruments and other financing activities

In order to manage foreign exchange transactions we may from time to time invest in derivative financial instruments. Under Brazilian GAAP, foreign currency swap agreements are recorded at notional amounts, in accordance with the contractual terms, as if they had been settled at the balance sheet date. As of December 31, 2002, we recognized net gains of R$1.2 billion (R$190.7million as of December 31, 2001) on our hedge transactions and assets of R$890.5 million (liabilities of R$297.9 million as of December 31, 2001), in order to recognize existing temporary gains. The gains on hedge transactions were calculated based on the notional amount plus interests and exchange variation incurred up to the balance sheet date, net of CDI rate variation on the notional amount.

We adopted SFAS 133, “Accounting for Derivative Instruments and Hedging Activities,” under U.S. GAAP, as of January 1, 2001. The accounting required under SFAS 133 is broader than Brazilian GAAP, especially with respect to the overall treatment and definition of a derivative, when to record derivatives, classification of derivatives, and when to designate a derivative as a hedge. All derivatives, whether or not related to a hedging transaction, must be recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and the hedged item are recognized in earnings. If the derivative is designated as a cash flow hedge, changes in the fair value of the derivative are recorded in other comprehensive income, or OCI, a component of U.S. GAAP shareholders’ equity, and are recognized in the income statement when the hedged item results in earnings. Portions of ineffective changes in the fair value of cash flow hedges are recognized in earnings. The swap contracts used by us do not qualify for hedge accounting under U.S. GAAP and must be recorded at fair value as of December 31, 2002, resulting in a negative adjustment to Brazilian GAAP net income of R$544.8 million for the year then ended.

In applying generally accepted accounting principles in connection with these derivative instruments, management took into consideration interest rates, discount rates, foreign exchange rates, future cash flow, and the effectiveness of hedges. These judgments directly affect the value of derivative instruments placed on the balance sheet, the amount of gains or losses recorded, and the amount of gains and losses included in the calculation of comprehensive income. Should actual interest rates, discount rates, foreign exchange rates, future cash flow and ultimate hedge effectiveness differ from our estimates, revisions will have to be made to the amounts recorded within the period of realization.

Results of Operations

The following table sets forth certain components of our net income, as well as the percentage change of each component from the prior year, for each of the years in the three-year period ended December 31, 2002.

	Year ended December 31,			% Change
	2002	2001	2000(1)	2001 -2002	2000 -2001
	(in millions of reais, except percentages)
Net operating revenue	10,088	9,049	7,515	11.5%	20.4%
Cost of services(2)	(6,640)	(5,788)	(5,118)	14.7%	13.1%

Gross profit	3,448	3,261	2,397	5.7%	36.0%
Operating expenses:
Selling expense(2)	(1,011)	(836)	(597)	20.9%	40.0%
General and administrative expense(2)	(893)	(915)	(763)	(2.4%)	19.9%
Other net operating income (expense)	(359)	(260)	(21)	38.1%	1,138.1%

Total operating expenses	(2,263)	(2,011)	(1,381)	12.5%	45.6%
Operating income before financial income (expense)	1,185	1,250	1,016	(5.2%)	23.0%
Financial income (expense), net	(755)	(336)	(64)	124.7%	425.0%
Operating income	430	914	952	(53.0%)	(4.0%)
Net non-operating income (expense)	(45)	(46)	30	2.2%	(253.3%)
Income before taxes and minority interests	385	868	982	(55.6%)	(11.6%)
Income and social contribution taxes	72	63	(50)	14.3	(226.0%)

Minority interest	—	—	(1)	14.3	—

Net income	457	931	929	(50.9%)	0.2%

(1)	Information is presented in constant reais until December 31, 2000. See Note 2 (b) to the consolidated financial statements.
(2)	Line item was reclassified in 2001and 2000 in order to reflect the reclassification of our employees’ profit sharing in 2002. See Note 3(q) to the consolidated financial statements.

Results of Operations for Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Net operating revenue

Our revenues are derived primarily from the following:

•	local service charges, which include monthly charges, measured service charges, other local services (including call waiting, call forwarding, voice and fax mailboxes, speed dialing and caller ID), and charges for use of public telephones (including prepaid cards);

•	intrarregional long-distance service charges, which include service charges for calls that originate and terminate within our concession region;

•	interregional and international long-distance service charges, as we achieved Anatel’s targets and started to provide these services in 2002;

•	charges for data transmission;

•	charges for network services, which include fees paid by our customers for the use of our fixed-mobile network when they place a call and fees paid by other telecommunications service providers on a per-call basis or on a contractual basis to use part of our network; and

•	charges for other services, including telephone mailing lists, equipment rentals and miscellaneous revenue.

Gross operating revenues are offset by value-added and other indirect taxes and discounts to customers. The composition of operating revenues by category of service is presented in our consolidated financial statements and discussed below. We do not determine net operating revenues for each category of revenue.

The following table sets forth certain components of our operating revenues, as well as the percentage change of each component from the prior year, for 2002 and 2001.

	Year ended December 31,		% Change
	2002	2001	2001-2002
	(in millions of reais, except percentages)
Gross operating revenue:
Local services:
Monthly charges	3,786	3,206	18.1%
Activation fees	111	243	(54.3%)
Measured service charges	2,713	2,658	2.1%
Public telephones	187	176	6.3%
Other local services	573	360	59.6%

Total	7,370	6,643	11.0%
Long-distance services:
Intraregional	1,348	1,209	11.4%
Interregional and international	295	—	—

Total	1,643	1,209	35.9%
Data transmission	437	372	17.5%
Network services	4,176	3,884	7.5%
Goods sold	19	50	(62.0%)
Other services	32	41	(22.0%)

Total gross operating revenue	13,677	12,199	12.1%
Value added and other indirect taxes	(3,572)	(3,121)	14.5%
Discounts	(17)	(29)	(39.3%)

Net operating revenue	10,088	9,049	11.5%

Net operating revenue

Net operating revenue increased 11.5% to R$10.1 billion in 2002 from R$9.0 billion in 2001. The increase in net operating revenue is mainly a result of the launch of our interregional and international long-distance services which generated revenues in the amount of R$295.0 million combined with an increase of 6.5% in local traffic volume, a 5.8% growth in the number of average access lines in service and 5.8% increase in tariffs.

Local services

Revenues from local services increased 11.0% to R$7.4 billion in 2002 from R$6.6 billion in 2001. The increase is mainly a result of the increase in monthly charges due to the growth in the number of average lines in service combined with an 11.7% tariff increase in June 2002.

Monthly charges.    Revenues from monthly charges increased 18.1% to R$3.8 billion in 2002 from 3.2 billion in 2001. The increase in 2002 was due primarily to the growth in our local network and, consequently an increase in the number of average access lines and also due to an 11.7% rate adjustment in June 2002 which increased subscription charges.

Activation fees.    Revenues from monthly activation fees decreased 54.3% to R$111.0 million in 2002 from R$242.9 million in 2001. The decrease is the result of aggressive operational efforts to increase the number of access lines during 2001 in order to achieve Anatel’s targets which were not as strongly reflected in 2002, as targets were already achieved.

Measured service charges.    Revenues from measured service charges remained stable at R$2.7 billion for 2002 and 2001.

Public telephones.    Revenues from charges for the use of public telephones increased 6.3% to R$187.0 million in 2002 from R$176.0 million in 2001 as a result of the 8.0% rate increase in June 2002.

Other local services.    Revenues from other local services primarily include revenues from telecommunications services for banks, electronic mail and other local services including call waiting, call forwarding, voice and fax mailboxes, speed dialing and caller ID. Revenues from other local services increased 59.6% to R$573.3 million in 2002 from R$359.0 million in 2001. The increase was due primarily to the expansion of services in 2002, including call forwarding, call waiting and caller ID.

Long-distance services

Intrarregional services.    Revenues from intrarregional services increased 11.4% to R$1.3 billion in 2002 from R$1.2 billion in 2001. The increase was mainly due to an average increase in rates of 14.9%, partially offset by subsidies we offered our customers for the use of our “code 15.”

Interregional and international.    As we began providing international and interregional services in May and July 2002, respectively, revenues from these services represented R$40.0 and R$255.5 million or 0.4% and 2.5% of our net operating revenues, respectively.

Data transmission

Revenues from data transmission services increased 17.5% to R$437.0 million in 2002 from R$372.1 million in 2001. The increase in 2002 was a result of the growth of our broadband network, partially offset by a decrease in revenues from the leasing of our dedicated digital line service.

Network services

Revenues from network services consist of interconnection fees paid to us by other telecommunications service providers, for the use of our network to complete calls and carry traffic. Revenues from network services increased by 7.5% to R$4.2 billion in 2002 from R$3.9 billion in 2001 mainly due to an increase in the volume of traffic and also due to fixed-mobile rate adjustments that took place in February and June 2002, partially offset by a decrease in revenues from the leasing of industrial dedicated lines.

Goods sold

Revenues from goods sold decreased 62.0% to R$19.0 million in 2002 from R$50.0 million in 2001 due to a decrease in the volume of sales of equipment by our subsidiary Assist Telefônica.

Other services

Revenues from other services decreased 22% to R$32.0 million in 2002 from R$41.0 million in 2001 as a result of the decrease in the volume of sales of telephone mailing lists.

Cost of services

Cost of services includes primarily depreciation and amortization expenses, interconnection services, personnel expenses and costs of services provided by third parties. Cost of services increased 14.7% to R$6.6 billion in 2002 compared to R$5.8 billion in 2001, mainly due to a 13.54% increase in depreciation and amortization expenses coupled with a 21.0% increase in interconnection fees.

The following table sets forth certain components of our cost of services, as well as the percentage change of each component from the prior year, for 2002 and 2001.

	Year ended December 31,		% Change
	2002	2001	2001-2002
	(in millions of reais, except percentages)
Cost of services:
Depreciation and amortization	3,517	3,100	13.54%
Outsourced services(1)	614	638	(3.8)%
Interconnection services(1)	1,979	1,636	21.0%
Operational personnel(2)	297	227	30.8%
Materials	36	54	(33.3)%
Goods sold	11	28	(60.7)%
Other costs	186	105	77.1%

Total cost of services	6,640	5,788	14.7%

(1)	Line item was reclassified in 2001 in order to make figures more comparable to 2002 results.
(2)	Line item was reclassified in 2001 in order to reflect the reclassification of our employees’ profit sharing in 2002. See Note 3(q) to the consolidated financial statements.

Depreciation and amortization

Depreciation and amortization expenses increased 13.54% to R$3.5 billion in 2002 from R$3.1 billion in 2001. We made R$4.5 billion in equipment investments in order to increase our network capacity during 2001, which led to the increase in depreciation in 2002.

Outsourced services

Expenses relating to services from third parties decreased 3.8% to R$614.0 million in 2002 from R$638.0 million in 2001due to a decrease in salaries paid to third parties in connection with the completion of our investment in 2001 which led to less need for third party services for 2002 as we achieved Anatel’s targets.

Interconnection services

Expenses relating to interconnection services increased 21.0% to R$2.0 billion in 2002 from R$1.6 billion in 2001, as a result of an increase in the volume of traffic for the use of other telecommunication service operators network.

Operational personnel

Operational personnel expenses consist of expenses relating to salaries, bonuses and other benefits of employees dedicated to operating and maintaining our services. Operational personnel expenses increased 30.8% to R$297.0 million in 2002 from R$227.0 million in 2001. In 2001, as our operational personnel was concentrated in the expansion of our network in order to reach Anatel’s targets, the corresponding amount of operational expenses was capitalized during our network expansion. In 2002, as we decreased the amount of investments in the expansion of our network, we did not capitalize the same amount of expenses as compared to 2001, and these expenses were accounted as operational personnel expenses.

Materials

The costs of materials decreased 33.3% to R$36.0 million in 2002 from R$54.0 million in 2001 primarily as a result of a decrease in the amount of materials purchased in connection with the maintenance of our network and a reduction in investments as Anatel’s targets were previously reached in 2001.

Goods sold

Expenses associated with the sale of telephone equipment decreased 60.7% to R$11.0 million in 2002 from R$28.0 million in 2001, in line with the decrease in revenues for the sale of equipment.

Other Costs

Other costs relate to costs associated with the lease of certain infrastructure, poles, underground cables in order to run our telephone lines. Other costs increased 77.1% to R$186.0 million in 2002 compared to R$105.0 million in 2001 primarily as a result of the growth in the number of average access lines.

Operating expenses

Operating expenses increased 12.5% to R$2.3 billion in 2002 from R$2.0 billion in 2001 mainly as a result of increases in expenses related to outsourced services, increases in the provisions for overdue accounts and an increase in depreciation and amortization.

Selling expenses

Selling expenses increased 20.9% to R$1.0 billion in 2002 from R$835.5 million in 2001. The increase was due mainly to an increase in expenses in the amount of R$119.5 million paid to outsourced services, especially in connection with call center expenses and an increase in marketing expenses with the launch of our long-distance services and our “code 15” promotion. Although we strengthened our collection and credit policies, we had an increase of R$64.3 million in provisions for creditors’ doubtful accounts due to an increase in the number of customers.

General and administrative expenses

General and administrative expenses decreased by 2.4% to R$893.0 million in 2002 from R$915.0 million in 2001. The decrease is attributable to a decrease in expenses with our administrative personnel due to a headcount reduction, partially offset by an increase in expenses paid to outsourced services as we continued to pay for the provision by third party employees of certain infrastructure services and depreciation expenses related to our modem equipment which increased due to a reduction in their average useful life.

Other net operating income (expense)

Other net operating expense includes a variety of revenues and costs. See “Note 7 to the consolidated financial statements.” Other net operating expense increased 38.2% to R$359.7 million in 2002 from R$260.2 million in 2001. The increase in other net operating expenses was a result of the increase in our revenues which consequently increased our telecommunications taxes in 2002 (FUST and FUNTTEL) combined with the establishment of a provision as a result of the reduction to market value of our inventories.

Financial income (expense), net

We recognized a net financial expense of R$754.9 million in 2002 compared to a net financial expense of R$335.7 million in 2001, representing in each case, the net effect of financial income, financial expense and exchange gains and loss. See “Note 8 to the consolidated financial statements.” The increase in net financial expense recorded in 2002 was due mainly to an increase in our indebtedness to expand our network that took place in 2001, but was mostly reflected in 2002, combined with the 52.3% exchange rate devaluation of the real against the U.S. dollar in 2002, partially offset by revenues generated from hedging transactions and also due to an increase in interest rates.

We hedge substantially all of our exchange rate risk arising from our foreign currency-denominated debt. Our net financial income primarily reflects the investment of cash flow from operations. Financial expense increased to R$475.1 million in 2002 from R$351.3 million in 2001. Financial income increased at a lower rate to R$157.9 million in 2002 from R$119.2 million in 2001. We entered into significant financing agreements by the end of 2001 and 2002 and expect interest exposure to increase in the future.

Net non-operating income (expense)

We recorded a net non-operating expense of R$45. 1 million in 2002, compared to a net non-operating expense of R$46.0 million in 2001. The expense recorded for 2002 reflects an increase in losses resulting from the disposal of permanent assets, especially the allowance for losses in the amount of R$48.8 million relating to investments in Companhia AIX de Participações. See “Note 16 to the consolidated financial statements.”

Income and social contribution taxes

Income and social contribution taxes amounted to a credit of R$71.4 million in 2002 compared to a credit of R$63.0 million in 2001. This credit was a result of the effects of realization of assets in 2002 and 2001 related to inflation recorded under Brazilian GAAP for the period from January 1, 1996 through December 31, 2000. See “Note 2.c and 10 to the consolidated financial statements.”

Net income

As a result of the above, net income decreased to R$456.5 million in 2002 from R$930.8 million in 2001.

Results of Operations for Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

The following table sets forth certain components of our operating revenues, as well as the percentage change of each component from the prior year, for 2001 and 2000.

	Year ended December 31,		% Change
	2001	2000(1)	2000-2001
	(in millions of reais, except percentages)
Gross operating revenue:
Local services:
Monthly charges	3,206	2,317	38.4%
Activation fees	243	177	37.3%
Measured service charges	2,658	2,307	15.2%
Public telephones	176	218	(19.3%)
Other local services	360	281	28.1%

Total	6,643	5,300	25.3%
Long-distance services:
Intrarregional	1,209	1,091	10.8%

Data transmission	372	376	(1.1%)
Network services	3,884	3,287	18.2%
Goods sold	50	29	72.4%
Other services	41	30	36.7%

Total gross operating revenue	12,199	10,113	20.6%
Value added and other indirect taxes	(3,121)	(2,493)	25.2%
Discounts	(29)	(105)	(72.4%)

Net operating revenue	9,049	7,515	20.4%

(1)	Information is presented in constant reais purchasing power until December 31, 2000.

Net operating revenue

Net operating revenue increased by 20.4% to R$9.0 billion in 2001 from R$7.5 billion in 2000. The increase in 2001 was due mainly to a 27.9% increase in the average number of access lines in service (from 9.3 million in 2000 to 11.9 million in 2001), growth in network service charges, monthly subscription charges and local service charges, a 7.9% increase in the number of pulses exceeding those included in the monthly subscription charge and an increase in our local network and fixed-line usage.

Local services

Revenues from local services increased 25.3% in 2001 to R$6.6 billion compared to R$5.3 billion in 2000. The increase in 2001 was mainly due to growth in monthly service charges and measured service charges, partially offset by declining revenues from public telephones.

Monthly charges.    Revenues from monthly charges increased 38.4% in 2001 to R$3.2 billion compared to R$2.3 billion in 2000. The increase in 2001 was due primarily to a 27.9% increase in the average number of access lines in service and a 18.0 % rate adjustment in June 2001 which increased subscription charges.

Activation fees.    Revenues from activation fees increased 37.3% to R$243.0 million in 2001 from R$177.0 million in 2000. The increase in 2001 was due primarily to an increase in the number of new lines activated as well as an increase in the activation fee for all customers.

Measured service charges.    Revenue from measured service charges increased 15.2% to R$2.7 billion in 2001, compared to R$2.3 billion in 2000. The increase in 2001 was due mainly to a 7.7% increase in customer usage as well as a 7.1% rate increase in 2000.

Public telephones.    Revenues from charges for use of public telephones decreased 19.3% to R$176.0 million in 2001, compared to R$218.0 million in 2000. The decrease in 2001 was due primarily to an increase in interconnection costs with other operators, partially offset by an increase in telephone card sales and a 7.1% increase in rates in June 2001.

Other local services.    Revenues from other local services increased 28.1% to R$360.0 million in 2001, compared to R$281.0 million in 2000. The increase in 2001 was due primarily to the expansion of services including call forwarding, call waiting and caller ID.

Long-distance services

Intraregional.    Revenues from intraregional services increased 10.8% to R$1.2 billion in 2001, compared to R$1.1 billion in 2000. The increase in 2001 was due mainly to rate increases of 8% in 2001 compared to rate increases of 6% in 2000, as well as a 7.4% increase in customer usage.

Data transmission

Revenues from data transmission services decreased 1.1% to R$372.0 million in 2001 compared to R$376.0 million in 2000. The decrease in 2001 was due mainly to the loss of data transmission revenue as a result of the spin-off of certain data transmission operations to Data Brasil in January 2001, partially offset by a growth in broadband Internet services.

Network services

Revenues from network services increased by 18.2% to R$3.9 billion in 2001 compared to R$3.3 billion in 2000. The increase in 2001 was due mainly to the growth in customer usage reflected in a 27.9% increase in revenues in our fixed-mobile network and a 12.1% increase in network service charges combined with an average increase of 8% in rates in 2001 in network service charges.

Goods sold

Revenues from goods sold increased 72.4% to R$50.0 million in 2001 from R$29.0 million in 2000. The increase in 2001 was primarily due to an increase in telephone equipment sales by Assist Telefônica which provided additional telephone features to customers, including call waiting and caller ID.

Other services

Revenues from other services increased 36.7% to R$41.0 million in 2001 compared to R$30.0 million in 2000. The increase in 2001 was due mainly to revenues generated from additional services that use broadband technology, partially offset by a reduction in revenues from telephone mailing lists sales.

Cost of Services

Cost of services increased 13.1% to R$5.8 billion in 2001 compared to R$5.1 billion in 2000, mainly due to a 10.8% increase in depreciation and amortization expenses as well as a 51.9% increase in costs relating to interconnection services.

The following table sets forth certain components of our cost of services, as well as the percentage change of each component from the prior year, for 2001 and 2000.

	Year ended December 31,		% Change
	2001	2000	2000–2001
	(in millions of reais, except percentages)
Cost of services:
Depreciation and amortization	3,100	2,799	10.8%
Outsourced services(1)	638	660	(3.3%)
Interconnection services(1)	1,636	1,077	51.9%
Operating personnel(2)	227	370	(38.7%)
Materials	54	85	(36.5%)
Goods sold	28	17	64.7%
Other costs	105	110	(4.5%)

Total cost of services	5,788	5,118	13.1%

(1)	Line item was reclassified in 2001and 2000 in order to make figures more comparable to 2002 results.
(2)	Line item was reclassified in 2001 and 2000 in order to reflect the reclassification of our employees’ profit sharing in 2002. See Note 3(q) to the consolidated financial statements.

Depreciation and amortization

Depreciation and amortization expenses increased 10.8% to R$3.1 billion in 2001 compared to R$2.8 billion in 2000. The increases in 2001 principally reflected the growth in our network as well as an adjustment to reflect the obsolescence of ADSL modem equipment. In 1999, we modified our depreciation rates to reduce the average useful life of switching equipment from thirteen to eight years and of transmission equipment from ten to eight years. As a result, the average rate of depreciation of fixed assets was 9.9% in 2000 and 10.3% in 2001. We expect higher depreciation costs resulting from this change in depreciation rates to continue in future years.

Outsourced services

Expenses relating to services from third parties decreased 3.3% to R$638.0 million in 2001 compared to R$660.0 million in 2000. The decrease in 2001 was due mainly to a reduction in expenses related to the expansion of our network as we achieved our Anatel’s targets.

Interconnection services

Expenses relating to interconnection services increased 51.9% to R$1.6 billion in 2001 from R$1.1billion in 2000, as a result of an increase in the volume of traffic for the use of other telecommunication service operators network.

Operating Personnel

Operating personnel costs decreased 38.7% to R$227.0 million in 2001 compared to R$370.0 million in 2000. The decrease in 2001 was due primarily to a headcount reduction. Operating personnel costs in 2001 were further reduced as a result of the introduction of our new retirement plan, the Visão plan, on November 1, 2000, pursuant to which our contributions were reduced from 13.5% to 9% of employee participants’ salaries. See “Note 26 to the consolidated financial statements.”

Materials

The costs of materials decreased 36.5% to R$54.0 million in 2001 compared to R$85.0 million in 2000. The decrease in 2001 was caused primarily by a decrease in the amount spent on materials used for maintenance of an analog plant as a result of an increase in the digitalization of our network.

Goods sold

Since 2000, we have sold telephone equipment through our subsidiary Assist Telefônica. In 2001, costs from goods sold increased 64.7% to R$28.0 million in 2001 from R$17.0 million in 2000. The increase in 2001 was primarily due to a 72.5% increase in telephone equipment sales by Assist Telefônica.

Other costs

Other costs consist primarily of rental and insurance expenses and certain fees and taxes, in particular a special tax imposed on providers of telecommunications services, the FISTEL. Other costs decreased 4.5% to R$105 million in 2001 compared to R$110 million in 2000.

Operating expenses

Operating expenses increased 45.4% to R$2.0 billion in 2001 compared to R$1.4 billion in 2000. The increase in 2001 was due mainly to increases in expenses relating to outsourced services, provisions for overdue accounts and depreciation and amortization.

Selling expenses

Selling expense increased 40.0% to R$836.0 million in 2001 compared to R$597.0 million in 2000. The increase in 2001 was due mainly to a 241.1% increase in the provisions for overdue accounts as a result of an increase in customer account defaults and also due to an increase in marketing expenses. The higher level of provisions reflected the combined effect of our increased access to lower income segments of the population and to Brazil’s economic crisis, which resulted in increased consumer interest rates, adversely affecting the ability of some of our customers to meet payment obligations. See “Note 6 to the consolidated financial statements.”

General and administrative expenses

General and administrative expense increased by 19.9% to R$915.0 million in 2001 compared to R$763.0 million in 2000. The increase in 2001 was due mainly to the increase in expenses related to outsourced services as we entered into an agreement with Electronic Data Systems do Brasil Ltda. for the provision by third party employees of certain infrastructure services and depreciation expenses as we reduced the average useful life of our modem equipment from five to one and a half years.

Other net operating income (expense)

Other net operating expense was R$260.0 million in 2001, compared to R$21.0 million in 2000. Other net operating expense includes a variety of revenues and costs. See “Note 7 to the consolidated financial statements.” The increase in 2001 was due mainly to the introduction of two new taxes in the telecommunications industry (FUST and FUNTEL), which were partially reflected in 2001 and fees related to data transmission services and voice and image applications paid to Telefônica Empresas.

Financial income (expense), net

We recognized a net financial expense of R$336.0 million in 2001, compared to a net financial expense of R$64.0 million in 2000, representing, in each case the net effect of financial income, financial expense and exchange gain and loss. See “Note 8 to the consolidated financial statements.” The increase in net financial expense recorded by us in 2001 was due mainly to an increase in net financial expenses that occurred in 2001 relating to the growth of indebtedness to expand our network combined with a 18.67% exchange rate devaluation of the real against the U.S. dollar in 2001, partially offset by revenues generated from hedging transactions.

We hedge substantially all of our exchange rate risk arising from foreign currency-denominated indebtedness. Our net financial income accordingly primarily reflects the investment of cash flow from operations. Financial expense amounted to R$351.3 million in 2001 and R$165.9 million in 2000. Financial income amounted to R$119.2 million in 2001 and R$75.6 million in 2000. We entered into significant financing agreements in late 2000 and 2001, and accordingly we expect interest exposure to increase in the future.

Net non-operating income (expense)

We recorded net non-operating expenses of R$46.0 million in 2001, compared to a net non-operating income of R$30.0 million in 2000. The expense recorded in 2001 resulted primarily from an increase in losses resulting from the disposal of permanent assets. See “Note 9 of the consolidated financial statements.”

Income and social contribution taxes

Income and social contribution tax amounted to a credit of R$63 million in 2001 against expenses of R$51 million (5.2% of income before taxes and minority interests) in 2000. See “Note 10 to the consolidated financial statements.”

Net income

As a result of the above, net income remained stable in 2001 at R$930.8 million and R$928.5 million in 2000.

B.    Liquidity and Capital Resources

General

We have funded our operations and capital expenditures mainly from operating cash flows and loans obtained from financial institutions. At December 31, 2002, we had R$490.6 million in cash and cash equivalents. We have a policy of maintaining substantial cash and cash equivalents in order to be in a position to respond immediately to the changing regulatory and competitive environment in which we operate. Our principal cash requirements include:

•	the servicing of our indebtedness,

•	capital expenditures, and

•	the payment of dividends.

Sources of Funds

Our cash flow from operations was R$4.6 billion in 2002 compared to R$3.8 billion and R$3.6 billion in 2001 and 2000, respectively. Our increase in cash flow from operating activities primarily resulted from the increase in telecommunications services provided to our customers. The increases of 21% in 2002 and 5.6% in 2001 were due to the increase in the number of lines in service, which increased 5.8% in 2002 compared to 2001 and 35.5% compared to 2000.

Our cash flow used in financing activities was R$2.7 billion in 2002 compared to a cash flow provided by R$866.0 million and R$715.0 million from financing activities in 2001 and 2000, respectively. Cash flow used in financing activities in 2002 was due to the increase in the repayment of loans in the amount of R$3.3 billion and dividends paid in the amount of R$1.5 billion, which were offset by new loans obtained in the amount of R$2.1 billion. Cash flow provided by financing activities in 2001 and 2000 was mainly due to new loans obtained in the amounts of R$3.1 billion and R$1.3 billion, respectively, in connection with the development and expansion of our network, which was offset by repayment of loans in the amount of R$1.3 billion and R$587.3 million, respectively, and dividends paid to R$809.4 million and R$572.5 million in 2001 and 2000, respectively. In 2000 there were still a payment by Telesp Celular in the amount of R$582.4 million related to loan from Telebrás’ spin-off.

Our future cash flow will depend upon the rates approved by Anatel and the impact of competition in our revenues. We expect to continue to provide a reliable and steady source of internal cash flow from operations for the foreseeable future.

Uses of Funds

Cash flow used in investing activities was R$1.6 billion in 2002 compared to R$4.5 billion and R$4.3 billion in 2001 and 2000, respectively. The decrease in 2002 was due, in part, to the reduction in the amount of cash used for the expansion of our network and the modernization of our existing plant due to the fact that we anticipated the targets set by Anatel in 2002. In 2001, we used cash flows mainly to meet Anatel’s targets to enable us to enter new telecommunications markets.

Indebtedness

As of December 31, 2002, our total debt was as follows:

Debt	Currency	Annual Interest rate payable (%)	Principal amount outstanding (in millions of reais)
Mediocrédito	US$	1.75	124,020
CIDA	CAN$	3.00	1,502
Comtel	US$	10.75	1,095,323
Resolution No. 2,770	US$	1.0 to 3 2.05	1,476,284
Resolution No. 2,770	JPY	1.05	360,596
Resolution No. 4,131	US$	7.34 to 8.50	205,461
Resolution No. 4,131	US$	LIBOR + 1.00 to 3.13	146,632
Debt assumption	US$	4.00 to 9.47	79,923
Debt assumption	US$	LIBOR + 0.25 to 1.75	80,422
Debt assumption	US$	4.55 to 27.50	389,829
Loan in local currency			400,000
Accrued interest			226,405

Total debt			4,586,397

Current			2,471,429
Long-term			2,114,968

We had R$4.6 billion of total indebtedness at December 31, 2002, of which: (i) approximately 72.6% (R$3.3 billion) was in the form of loans and (ii) approximately 27.4% (R$1.3 billion) was in the form of equipment financing.

Interest and principal payments on our indebtedness at December 31, 2002 due in 2003 and 2004 total R$2.5 billion and R$1.9 billion, respectively.

The agreements that govern the majority of our outstanding loans and financings contain certain standard restrictive covenants which provide for the acceleration of the full balance of our obligations in the event of any default. As of December 31, 2002, we have not been declared in default of any of our obligations and therefore none of our liabilities were subject to acceleration clauses.

Our contractual obligations and commercial commitments are as follows:

	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(In thousands of reais)
Contractual obligations
Long-term debt	4,586,397	2,471,429	2,035,263	10,627	69,078
Operating leases (rental commitments)	54,131	21,170	30,344	724	1,894
Other long-term obligations	708,557	151,011	557,546	—	—
Total contractual cash obligations	5,349,085	2,643,610	2,623,153	11,351	70,972

Commercial commitments
Guarantees	19,776	—	19,776	—	—
Other commercial commitments	1,075,788	1,075,788	—	—	—
Total commercial commitments	1,095,664	1,075,788	19,776	—	—

Principal amount outstanding
(in thousands of reais, as of December 31, 2002)
Debt
Loans	3,330,448
Financing from suppliers	1,255,949

Total	4,586,397

Long-Term Debt

Year ending December 31,	Amount
(in thousands of reais, as of December 31, 2002)
2004	1,927,136
2005	97,500
2006	10,627
2007	10,627
Thereafter	69,078

Other long-term obligations
Contingencies (labor, tax and civil)	404,661
Pension Plan	145,084
Other	158,812

Total	708,557

Other commercial commitments
Suppliers	939,067

Other accrued expenses	136,721
Total	1,075,788

Capital Expenditures and Payment of Dividends

Our principal capital requirements are for capital expenditures and payments of dividends to shareholders. Additions to property, plant and equipment totaled R$1.6 billion, R$4.5 billion and R$4.2 billion for the years ended December 31, 2002, 2001 and 2000, respectively. Our capital expenditures for the year ended 2003 are expected to be approximately R$1.4 billion. These expenditures relate primarily to expansion of our network. In addition, we expect to seek financing for part of our capital expenditures from equipment suppliers, from Brazilian government agencies or, depending on market conditions, from the Brazilian or international capital markets. See “Item 4.A—History and Development of the Company—Capital Expenditures.”

Pursuant to our bylaws, we are required to distribute as dividends in respect of each fiscal year, to the extent earnings are available for distribution, an aggregate amount equal to at least 25% “adjusted net income” as defined below. Preferred shares are entitled to receive cash dividends 10% higher than those attributable to common shares.

Adjusted net income, as determined by Brazilian Corporate Law and in accordance with our bylaws is an amount equal to our net income adjusted to reflect allocations to or from (i) legal reserve, (ii) statutory reserve, and (iii) a contingency reserve for anticipated losses, if any.

We may also make additional distributions to the extent that we have available profits and reserves to distribute. All of the above distributions may be made as dividends or as tax-deductible interest on shareholders’ equity. We paid dividends of R$1.5 billion, R$809.0 million and R$573.0 million in 2002, 2001 and 2000, respectively.

Our management expects to meet 2003 capital requirements primarily from cash provided by our operations. Net cash provided by operations was R$4.6 billion, R$3.8 billion and R$3.6 billion in 2002, 2001 and 2000, respectively.

C.    Research and Development, Patents and Licenses

We conduct independent research and development in areas of telecommunications services, however we do not independently develop new telecommunications hardware. We primarily depend on several manufacturers of telecommunications products for the development of new hardware.

In connection with the breakup of Telebrás, we were required to enter into a five-year agreement with Telebrás’ Center for Research and Development (Centro de Pesquisa e Desenvolvimento da Telebrás, or CPQD) under which we had to contribute R$112.0 million to CPQD. This agreement will expire in July 2003, however it is likely that we will renew the agreement. In case we renew the CPQD agreement, we may extend the payment of our contribution over the period of the renewed agreement.

During the effectiveness of the agreement with CPQD, we have access to telecommunications software developed by them and other technological services provided by them, including equipment testing, consulting and training services. CPQD has also developed a system for planning, engineering and terminal data-base maintenance of our outside plant with either cooper cables or fiber optics, a data-base and provisioning system for switches and trunks, and agreed to develop systems of automation, supervision and repair of our network and certain additional technological services. CPQD may also provide services to third parties on a fee-for-service basis. We may receive technological support from CPQD beyond the period contemplated in the agreement by contributing additional funds.

Our research and development expenses, including our contribution to CPQD, were R$11.6 million for 2002, R$25.0 million for 2001 and R$16.4 million for 2000.

D.    Trend Information

We expect increased competition and rapid technological changes which may negatively affect our market share and profit margins. See “Item 3.D—Risk Factors-Risks Relating to Us and the Brazilian Telecommunications Industry” and “Item 4.B—Information on the Company—Business Overview—Competition.”

We also expect to continue to make capital expenditures to improve the quality of our services and network and to launch new services. See “—Liquidity and Capital Resources—Capital Expenditures.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors and Senior Management

We are managed by a board of directors (Conselho de Administração) and an executive committee (Diretoria).

Board of Directors

Our board of directors is comprised of a minimum of five and a maximum of fifteen members, all shareholders, serving for a term of three years. Our bylaws provide for our board of directors to hold a regular meeting once every three months and to hold special meetings when called by the chairman of the board of directors.

The following are the current members of the board of directors, their respective positions and the date of their election.

Name	Position	Election date
Fernando Xavier Ferreira	Chairman	March 14, 2001
José María Álvarez Pallete Lopez	Vice-Chairman	March 27, 2003
Antônio Viana Baptista	Director	March 14, 2001
Manoel Luiz Ferrão de Amorim	Director	March 14, 2001
Fernando Abril-Martorell Hernández	Director	March 14, 2001
Jacinto Díaz Sánchez	Director	March 14, 2001
Félix Pablo Ivorra Cano	Director	March 14, 2001
Juan Carlos Ros Brugueras	Director	March 14, 2001
Rosa Cullell Muniesa	Director	March 14, 2001
Enrique Used Aznar	Director	March 14, 2001
Victor Goynechea Fuentes	Director	March 14, 2001
Javier Nadal Ariño	Director	March 14, 2001
Carlos Masetti Júnior	Director	March 14, 2001
José Fernando de Almansa Moreno-Barrada	Director	March 27, 2003

Set forth below are brief biographical descriptions of our directors.

Fernando Xavier Ferreira is 54 years old. Mr. Ferreira also currently serves as Chairman of the Board of Directors and Chief Executive Officer of SP Telecomunicações Holding Ltda., Iberoleste Participações S.A., Sudestecel Participações S.A. and TBS Celular Participações S.A. He also serves as Vice-Chairman of the board of directors and Chief Executive Officer of Telefônica Data Brasil Holding S.A. He is a member of the board of director of Telefónica Móviles S.A., Telesp Celular Participações S.A., Tele Sudeste Celular Participações S.A., Tele Leste Celular Participações S.A., Celular CRT Participações S.A. and Tele Centro-Oeste Celular Participações S.A.Also, he is a member of the Latin American Committee of the New York Stock Exchange and of the Global Information Infrastructure Commission—GIIC. Mr. Ferreira served as Vice-Chairman of the Board of Directors of Tele Sudeste Celular Participações S.A., Celular CRT Participações S.A and Tele Leste Celular Participações S.A. He also served as President of Telecomunicações Brasileiras S.A.—Telebrás, Vice-Minister in the Brazilian Ministry of Communications, Chairman of the Board of Directors of Embratel S.A., President of Nortel S.A., President of Telecomunicações do Paraná S.A.—Telepar and as member of Anatel’s Consulting Committee. He holds a degree in electrical engineering from Faculdade de Engenharia Elétrica da Universidade

Católica do Rio de Janeiro, or the Electric Engineering Faculty of the Catholic University of Rio de Janeiro, Brazil, received in 1971. He attended a business administration course at Western Ontario University, Canada, in 1982.

José María Álvarez-Pallete López is 39 years old and has been the executive president of Telefónica Internacional S.A. since July 2002. He is also a member of the board of directors of each of Telefónica de España, Telefónica Móviles, Telefónica Data, Telefónica Internacional S.A., TPI, Inmobiliária Telefónica, Telefónica de Argentina, Telefónica de Peru and COYNTEL. In 1999, Mr. Álvarez-Pallete served as the chief financial officer of Telefónica Internacional S.A. and the chief corporate finance officer of Telefónica S.A. He holds economics degrees from the Universidad Complutense de Madrid, or the Complutense University of Madrid, Spain, and the Université Libre de Bruxelles, Belgium.

Antônio Viana Baptista is 45 years old. Since August 2002, Mr. Viana has been the worldwide president of Telefónica Móviles S.A. He is also a member of the board of directors and the executive committee of Telefónica S.A., the controlling shareholder of the Telefónica group, and a member of the board of directors of each of Terra Lycos S.A., Telefônica Data Brasil Holding S.A., Tele Sudeste Celular Participações S.A., Celular CRT Participações S.A., Tele Leste Celular Participações S.A., Telesp Celular Participações S.A., Sudestecel Participações S.A., Iberoleste Participações S.A., TBS Celular Participações S.A., Portugal Telecom SGPS and Brasilcel N.V. Until July 2002, Mr. Viana was the president of Telefónica Internacional S.A. and an executive officer of Telefónica Internacional S.A. He holds a degree in economics from Universidade Católica Portuguesa, or the Portuguese Catholic University, Portugal, a master degree in European economics from Universidade Católica Portuguesa and a master degree in business administration from INSEAD, France.

Manoel Luiz Ferrão de Amorim is 44 years old. He is also our chief operating officer and serves as a member of the boards of directors of Telefônica Data Brasil Holding S.A. and of the Câmara Americana de Comércio de São Paulo, or the American Chamber of Commerce of São Paulo. From February 1, 2001, to May 5, 2001, Mr. Amorim was the chief executive officer of our wholly owned subsidiary Assist Telefônica S.A. From January to November of 2000, he served as chief executive officer of America Online Brasil. From 1990 to 2000, he performed several functions at Procter & Gamble in the United States, Brazil and Venezuela, including marketing manager, marketing director and general manager for Latin America. Mr. Amorim also worked at McKinsey, Petrobrás and F.I. Indústria e Comércio. He holds a degree in chemical engineering from IME  —Instituto Militar de Engenharia, or the Military Engineering Institute, Brazil, and a master degree in business administration from Harvard University, United States.

Fernando Abril-Martorel Hernández is 41 years old. He is also the chief operating officer of the Telefónica group. From 1987 to 1997, Mr. Abril-Martorel performed several functions at JP Morgan, in New York, London and Madrid, including treasury department manager and member of the managing committee. Mr. Abril-Martorel joined the Telefónica group in January of 1997, as corporate finance general manager, having represented the group’s interests in the Brazilian telecommunications industry privatization process. From December 1998 to June 2000, he served as chief executive officer and chief financial officer of Telefónica Publicidade e Información (TPI). Mr. Abril-Martorel holds a degree in law and business sciences from ICAI-ICADE—Instituto de Postgrado y Formación Continua, Spain.

Jacinto Díaz Sánchez is 52 years old. He is also a delegate director of Telefónica International Wholesale Services and a member of the board of directors of each of Telefónica Internacional S.A., Telefónica de Argentina, Telefónica de Chile (CTC) and TLD de Puerto Rico. Mr. Díaz previously served as a member of the board of directors of Companhia Riograndense de Telecomunicações—CRT, and, from 1994 to 1997, he was the chief operating officer of Telecomunicações de Chile S.A. From 1992 to 1994, he served as vice-president of the board of directors of Entel Chile and, from 1986 to 1992 he was an executive officer of Telefónica de España S.A. In addition, he acted as an attorney with Ruíz Soroa & Co. (from 1980 to 1986), and as a legal counsel to Martínez Campos S.L. (from 1976 to 1980) and Cementos Del Mar S.A. (from 1975 to 1976). Mr. Díaz holds a law degree and a business administration degree from Universidad Complutense de Madrid, or the Complutense University of Madrid, Spain, and a master degree on maritime safety from Universidad de Deusto, or the University of Deusto, Spain.

Félix Pablo Ivorra Cano is 56 years old and since 1993 he has been the chief operating officer of Telefónica Móviles S.A. He also serves as chairman of the board of directors of each of Tele Sudeste Celular Participações S.A. and Celular CRT Participações S.A., chief executive officer of Telerj Celular S.A., Telest Celular S.A., Telebahia Celular S.A., Telergipe Celular S.A. and Celular CRT Participações S.A., and vice-president of corporate planning of Tele Leste Celular Participações S.A. Mr. Ivorra served as a telecommunications officer in our predecessor company, Telecomunicações de São Paulo S.A. and CTBC, and as a member of the board of directors of Telerj Celular S.A., Telest Celular S.A. and Telesp Celular Participações S.A. In the past, Mr. Ivorra also performed several functions with Telefónica de España S.A., in the commercial, network and technical development areas. He holds a degree in telecommunications engineering from the Escuela Técnica Superior de Informática—ETSI, or the Higher Technical Information College—HTIC, Spain, and a master in business administration from ICAI-ICADE—Instituto de Postgrado y Formación Continua, Spain.

Juan Carlos Ros Brugueras is 42 years old. Mr. Ros previously served as a member of the board of directors of our predecessor Telecomunicações de São Paulo S.A., CTBC, Tele Sudeste Celular Participações S.A., Telerj Celular S.A., Telest Celular S.A. and Companhia Riograndense de Telecomunicações—CRT. Since May 1998, Mr. Ros has been a vice-secretary to the board of directors of, and a secretary general to, Telefónica Internacional S.A. From 1985 to 1997, he was a partner in a law firm with in Barcelona. Mr. Ros holds a law degree from Universidad Central de Barcelona, or the Central University of Barcelona, Spain.

Rosa Cullell Muniesa is 45 years old. She is also a delegate director of Grupo Editorial 62 and a member of the board of directors of Port Aventure. Her past experience includes working as an executive operating officer at La Caixa, Barcelona, and serving as a cultural attaché and immigration assistance coordinator for the Australian Interior Ministry. Ms. Cullell was also an editing officer for TVE de Cataluña, and an economy director for the Spanish newspaper El Pais in Madrid. Ms. Cullell also performed several other functions with La Caixa, including communications officer, and operating officer, and served as a member of the council committees of the following companies: Hidroeléctrica Del Cantabríco, Telefónica Publicidade e Información (TPI), and Telefónica Cable Cataluña. She holds a degree in journalism from Universidad Autónoma de Barcelona, or the Autonomous University of Barcelona, Spain, and a master degree in business administration from IESE (PADE), Spain.

Enrique Used Aznar is 62 years old. He is also the chief executive officer of Amper, S.A., in Madrid, a member of the boards of directors of Telefónica Peru and Terra Lycos, the chief executive officer of Amperprogramas and the vice- chairman of the board of directors of Mediadata Brasil. He has also served as chief executive officer of Telefónica Internacional S.A., Telefónica Servicios Móviles, Estratel and Telefónica I+D, as vice-chairman of the delegate committees of TPI Páginas Amarelas and of Telintar, as member of the boards of directors of AT&T Network System International and of Ericsson in Spain, and as chief operating officer of Telefónica S.A. He holds a degree in telecommunications engineering from the Universidad de Madrid, or the University of Madrid.

Victor Goyenechea Fuentes is 52 years old and also serves as a member of the board of directors in each of Telefónica Móviles, Corporação IBV, Landata, Teltronic, Hispasat and Banco Bilbao Vizcaya. Mr. Goyenechea holds a degree in business and economic sciences from Universidad de Deusto, or the University of Deusto, Spain, and a master degree in strategic planning and management control from the same university.

Javier Nadal Ariño is 53 years old and has served as the executive president of Telefónica de Peru since January 2003. From December 1997 to January 2003, Mr. Nadal served as a regulation officer of Telefónica Internacional S.A. Before the merger of our predecessor company, Telecomunicações de São Paulo S.A. and CTBC, Mr. Nadal served as a member of the board of directors of each company. He also served as a member of the board of directors of Companhia Riograndense de Telecomunicações—CRT. In 1978 he was an expert in data transmission services at the United Nations and, from 1985 to 1995, he worked as a telecommunications director for the Kingdom of Spain. He was the chief executive officer of Redevisión (from 1989 to 1994) and of Telefónica de Argentina (from 1995 to 1997). Mr Nadal holds a degree in telecommunications engineering from Universidad Politécnica de Madrid, or the Technical University of Madrid, Spain.

Carlos Masetti Júnior is 52 years old and since 1988 has been a partner with Masetti Auditoria & Consultoria S/C Ltda. He is also a member of the board of directors of Telefônica Data Brasil Holding S.A and president of Securinvest Companhia Securitizadora de Créditos Financeiros. From 1973 to 1984, Mr. Masetti worked with PricewaterhouseCoopers, in the positions of senior assistant and manager, having performed independent auditing services with respect to the following companies: Ericsson do Brasil S.A., São Paulo Alpargatas S.A., Banco Safra S.A., Unibanco—União de Bancos Brasileiros and its subsidiaries, Albarus Ind. e Com. S.A., Banco do Brasil S.A., Deltec Banking e Cia. City de Desenvolvimento S.A., Indústria Mallory Ltda, Dupont do Brasil S.A., Cartepillar do Brasil S.A., Banco Sogeral S.A., Alba Ind. Química Ltda., Refinações de Milho Brasil S.A., Indústria Klabin do Paraná S.A., Anderson Clayton, ICI Chemicals, and Continental. From 1984 to 1988, Mr. Masetti served as controller of Indetex Produtos Químicos S.A. (currently AtoChen-Elf). He holds a degree in accounting from Faculdade Ítalo-Brasileira, or the Italian-Brazilian University and a degree in economics from the Universidade Mackenzie, or the Mackenzie University, Brazil.

José Fernando de Almansa Moreno Barreda is 54 years old and serves as private counsel to His Majesty the King of Spain. He is a member of the assisting council of the “Reina Sofía” Foundation, a member of the Real Diputación de Sanandrés de los Flamencos and a sponsor of the “Camilo José Cela” Foundation. Mr. Almansa initiated his diplomatic career in 1974 and served as the secretary of the Spanish embassy in Belgium in 1976. In 1979 he was appointed as the cultural attaché of the Spanish diplomatic mission in Mexico and, in 1982, he was named as embassy advisor to the Spanish ministry of foreign relations. During the same year, he was appointed as chief director to the coordination section of the Spanish diplomatic office in Eastern Europe and as a director for Atlantic matters for the Spanish foreign policy office for Europe and Atlantic matters. In 1983, Mr. Almansa served as a press and political advisor for the Spanish diplomatic mission at the North Atlantic Council, in Brussels. In April 1988, he was assigned to the Spanish embassy in the Soviet Union, where he served as a minister advisor, and in August of the same year he became a plenipotentiary minister. In 1990, Mr. Almansa was appointed as general secretary for the National Commission of the V Centennial of the Discovery of America, and, in 1991, he served as the general sub-director for Eastern Europe under the Spanish general office of foreign policy for Europe. In 1993, His Majesty the King of Spain named Mr. Almansa as chief of the Royal House, with ministerial status, where he served until December 2002. Mr. Almansa holds a law degree from the Universidad de Deusto, or the University of Deusto, Spain.

Executive Committee

The executive committee consists of at least three and no more than eleven members, who may or may not be our shareholders, all of them appointed by our board of directors for a period of three years. Any of our executive officers may be removed at any time by a decision of the board of directors.

The following are the current members of the executive committee, their respective positions and the date of their appointment.

Name	Position	Date of Appointment

Fernando Xavier Ferreira	Chief Executive Officer	March 29, 2001

Carlos Garcia-Albea Ristol	Chief Financial Officer, Vice-President for Business and Finance and Investor Relations	November 19, 2002

Manoel Luiz Ferrão de Amorim	Chief Operating Officer	March 29, 2001

Eduardo Navarro de Carvalho	Vice-President for Corporate Strategy and Regulatory Matters	March 29, 2001

Stael Prata Silva Filho	Executive Vice-President for Strategic Planning	December 30, 2002

Mariano Sebastian De Beer	Vice-President for Corporate Business	November 19, 2002

Luis Anton Pansin	Vice-President for Network	December 30, 2002

José Carlos Misiara	Vice-President for Human Resources	June 21, 2001

Fábio Silvestre Micheli	Vice-President for Residential Business	November 19, 2002

Bento José de Orduña Viegas Louro	Vice-President for Long Distance and Interconnection Business	May 28, 2002

Fernando Antonio Miguel	Vice-President for Structure and System Information	May 28, 2002

Set forth below are brief biographical descriptions of our executive officers.

Carlos Garcia-Albea Ristol is 50 years old. He is our Chief Financial Officer and serves as Vice President for Business and Finance and Investor Relations Director. He was elected for our executive committee in November 19, 2002 and took office on May 12, 2003. Mr. Garcia-Albea has 27 years of experience in the financial management and controls in the Telefónica group, including four years as CFO of Telefónica Spain, five years as budget control director and six years as director for area operations. Mr. Garcia-Albea holds a degree in business and economic science from Universidad Complutense in Madrid.

Eduardo Navarro de Carvalho is 40 years old and also serves as the vice-president for corporate strategy and regulatory matters of Telefônica Data Brasil Holding S.A., Tele Sudeste Celular Participações S.A., Tele Leste Celular Participações S.A. and Celular CRT Participações S.A. He is also the chief executive officer of SP Telecomunicações Holding Ltda., Sudestecel Participações S.A., Iberoleste Participações S.A. and TBS Celular Participações S.A. Mr. Navarro served as a member of the board of directors of Ceterp—Centrais Telefônicas de Ribeirão Preto S.A., senior project director of McKinsey & Company, Inc., and factory manager of Belgo-Mineira Telesp (Arbed Group). He holds a degree in metallurgy engineering from Universidade de Minas Gerais, or the University of Minas Gerais, Brazil.

Stael Prata Silva Filho is 51 years old. From 1972 to 1998, he served in several capacities at our predecessor company, Telecomunicações de São Paulo S.A., including business and client manager and business planning and data processing department manager. In 1997, Mr. Prata was appointed as a consultant for Sistel, and, from September 1998 to November 1999, he served as business executive manager, vice-president for personal customer services, vice-president for corporate services, and vice-president for special clients and small business services of our predecessor company, Telecomunicações de São Paulo S.A. and CTBC. From January 2000 to December 2000, Mr. Prata was the chief executive officer and commercial manager of Ceterp—Centrais Telefônicas de Ribeirão Preto S.A. and Ceterp Celular S.A. His previous experience also includes working as a business executive manager at Assist Telefônica S.A. Mr. Prata holds a degree in business administration from Faculdade Luzwell, or Luzwell Faculty, Brazil.

Mariano Sebastian De Beer is 32 years old and served as our vice-president for strategic planning until November 19, 2002, when he was elected to his current position. From 1991 to 1994, Mr. De Beer served as marketing and purchasing department manager of Suiza Industrial, in Argentina. From 1996 to 1998, he served as a consultant with McKinsey Ltda., in Brazil. He holds a business administration degree from Universidad Argentina de la Empresa, Argentina, and a master degree in business administration from Georgetown University, United States.

Luis Anton Pansin is 55 years old. He also served as chief planning officer for south Spain (from 1985 until 1989) and planning and networking chief officer (from 1990 until 1994) in Telefónica de España S.A., technology and system manager (from 1995 to 1996) and vice-president of resources (from 1997 to 1998) in Telefónica Peru, and member of the board of directors of each of Telefónica El Salvador (from 1998 to 1999) and Telefónica Centroamérica (2000). Mr. Anton holds a degree in telecommunications engineering from Universidad Politecnica de Madrid, or the Technical University of Madrid, Spain, and a master degree in business administration from Instituto de Empresa, or the Business Institute, Spain.

José Carlos Misiara is 53 years old and, before being elected to his current position, he served as our human resources officer. He served as vice-president for human resources for Asea Brown Boveri in Brazil and Latin America, human resources officer for BRABB- Asea Brown Boveri in Brazil and manager of the human resources department of our predecessor company, Telecomunicações de São Paulo S.A. In the past, he was the coordinator of the business technology center of the “Dom Cabral” Foundation, the director of the labor relations department of ABINEE—Sinaees—Associação Brasileira de Indústria Elétrica e Eletrônica—Sindicato das Indústrias de Aparelhos Elétricos, or the Brazilian Association of Electric and Eletronic Industry from the Union of the Electric Appliance Industries and the officer of employment relations of ABINEE-Sinaees. Mr. Misiara holds a degree in economic science from Universidade de São Paulo, or the University of São Paulo, Brazil.

Fábio Silvestre Micheli is 40 years old and also serves as the operation officer and resources officer of our subsidiary Assist Telefônica S.A. Mr. Micheli has worked with us for twenty years (thirteen in managerial functions) and previously served in the following positions: installation and repair department manager, external network department manager, service office department manager, commuting department manager, customer service department manager, operational district manager, territorial unit manager—technical assistance (Campo Limpo), superintendent for east technical assistance, technical assistance officer, vice-president for networks and vice-president for operations. He holds a business administration degree and is in the process of acquiring an engineering degree.

Bento José de Orduña Viegas Louro is 47 years old. From 1979 to 1984, Mr. Louro managed the large telecommunication and electronic areas for The Chase Manhattan Bank. From 1985 to 1998, he served as general manager for AT&T, where he managed internal operations in Venezuela, Florida, Rio de Janeiro, and New Jersey. From 1998 to 2001, Mr. Louro served as area director for Northern Brazil for Nextel International, where he was responsible for direct and indirect sales channels, corporate accounts, supply operations, post-sale support, marketing, training, international engineering, finance, and human resources. From May 2001 to May 2002, Mr. Louro served as our director for long distance business. He holds a degree in economic sciences from the Universidade de Economia e Ciências Políticas do Rio de Janeiro, or the Economics and Political Sciences University of Rio de Janeiro, Brazil, and a master degree in international administration and finance from the American Graduate School of International Management at Thunderbird School, United States.

Fernando Antonio Miguel is 44 years old. He held positions at FATE Division Electronic from 1975 to 1977 and a management position relating to technology programs with Arthur Andersen Brazil and Argentina from 1977 until 1990. Mr. Miguel served as technology officer in Banco Crefisul-Citibank in 1990 and in APETIK (Citibank) from 1990 until 1992. He was a manager of systems, operations and structure at Banca Nazionale del Lavoro from 1993 until 1999, and worked as an operations and technology manager for Servicios Ticket S.A. from 1992 until 1993. Mr. Miguel also had a technology position in Nextel International from 1998 until 2001, and worked as an information systems officer at Telefónica Argentina from 1999 to 2001. He holds a computer science degree from Universidad de Buenos Aires, or the University of Buenos Aires, Argentina.

For biographies of Fernando Xavier Ferreira and Manoel Luiz Ferrão, see “—Board of Directors.”

B.    Compensation

For the year ended December 31, 2002, the aggregate amount of compensation paid to all our directors and executive officers was approximately R$12.3 million, of which R$8.1 million corresponded to salaries and R$4.2 million corresponded to bonuses.

For the year ended December 31, 2002, our directors and officers did not receive any pension, retirement or similar benefits.

C.    Board Practices

Board of Directors

Our board of directors meets at least once every three months. In order to be installed, each meeting of the board of directors requires the presence of a majority of the effective board members.

Our board of directors is responsible, among other things, for:

•	establishing our general business policies,

•	electing and removing the members of our executive committee,

•	supervising our management and examining our corporate records,

•	calling shareholders’ meetings,

•	expressing an opinion on the annual report and management’s financial statements,

•	appointing external auditors,

•	ratifying the decisions of the stock option and internal control committees,

•	determining the payment of interest on equity and the purchase of our own shares, and

•	appointing and removing the person responsible for internal auditing.

The members of our board of directors are all shareholders, one of them being elected by the preferred shareholders, in a separate meeting specially held for that purpose, and the others being elected by the holders of common shares. The members of the board of directors are elected for a period of three years and may be reelected.

Executive Committee

Our executive committee is responsible for our day-to-day management and for our representation before third parties. Each of our current executive officers has been appointed by our board of directors for a three-year term and may remain in office until reappointed or replaced. Executive officers may be also be reelected.

Board of Auditors

According to our bylaws, we are required to, and currently maintain, a permanent board of auditors.

In accordance with Brazilian Corporate Law and our bylaws, the board of auditors consists of a minimum of three and a maximum of five members and an equal number of alternates.

The main responsibility of the board of auditors, which is independent of our management and external auditors, is to review our financial statements and report them to our shareholders.

One member of the board of auditors and his or her respective alternate must be elected by holders of preferred shares, in separate meeting specially held for such purpose. The following are the current members of the board of auditors:

Name	Position	Date Appointed
Wolney Querino Schuler Carvalho	Member	March 27, 2003
Cleuton Augusto Alves	Member	March 27, 2003
Oswaldo Vieira da Luz	Member	March 27, 2003
Flávio Stamm	Member	March 27, 2003

D.    Employees

As of December 31, 2002, we had 9,516 employees. All of our employees are on a full-time basis, divided into the following categories: 55.3% in our network plant operation and maintenance, 11.1% in our network plant expansion and modernization services, 22.2% in sales and marketing and 11.4% in administration, finance and investor relations, human resources, inventory, technology, legal and strategic planning and management control.

We, in conjunction with other sponsors, which were the resulting companies of the breakup of Telebrás, sponsored private pension benefit plans and health care plans for retirees, managed by Sistel—Fundação Sistel de Seguridade Social, or Sistel, a closed social security entity with the purpose of complementing salaries of retired employees. Until December 1999, all sponsors of the plans managed by Sistel were joint and severally liable participants in relation to all existing benefit plans. After December 1999, a single-employer sponsored pension plan for active employees was created, the PBS Telesp Plan, or PBS plan. Retired employees (PBS-A) and post-retirement health care benefits, or PAMA remained as a multi-employer benefit plans. The restructuring of the benefit plans took place in January 2000.

Due to the withdrawal of active participants in December 1999, we individually sponsored the PBS plan which covers approximately 2.0% of our employees. In addition to the PBS plan, the multi-sponsored health care plan, or PAMA is provided to retired employees and their dependents. Contributions to the PBS plan are determined based on actuarial valuations prepared by independent actuaries, in accordance with the standards applicable in Brazil.

On August 2000, we established the Visão plan, offered to participants in our PBS plan as well as to employees who did not qualify for participation. Unlike the PBS plan, which is a defined benefits plan, the Visão Plan calls for contributions by participating employees as well as by us as sponsor, which are credited in individual accounts of the participants. We are responsible for all management and maintenance expenses of the

Visão plan, including the risks of death and permanent injury of the participants. The employees participating in the PBS plan were granted the option to migrate to the Visão plan, which was also offered to those who did not participate in the PBS plan and to all newly hired employees. Our contributions to the Visão plan are equal to those of the participants, ranging from 2% to 9% of the participant’s salary, depending on the percentage chosen by the participant. The Visão plan was offered to active employees as an alternative to the multi-employer plan, and was also offered to all employees who did not participate in that plan. The aggregate costs under the Visão plan equals approximately 7.5% of the total amount of salaries paid to participating employees. Currently 86.0% of our employees, including all active employees are under the Visão plan.

Approximately 45% of our employees are members of the main telecommunications industry labor union, Sindicato dos Trabalhadores em Empresas de Telecomunicações e Operadores de Mesas Telefônicas no Estado de São Paulo, the Labor Union of Employees of Telecommunication Companies and Telecommunication Desk Operators in the State of São Paulo, or Sintetel, which is associated with the Federação Nacional dos Trabalhadores em Telecomunicações, the National Federation of Telecommunication Workers or Fenattel. Our collective labor agreements will expire on August 31, 2003. Our management considers the relations with our work force to be satisfactory. We never experienced a work stoppage that had a material effect in our operations.

E.    Share Ownership

None of our directors or executive officers beneficially owns individually 1% or more of our common or preferred shares (including ADSs representing preferred shares) or of our total equity share capital.

We do not provide any stock incentive plans to our management or employees, however our controlling shareholder, Telefónica S.A offers stock incentive plans relating to their own shares (the “Telefónica Stock Option Plans”). The Telefónica Stock Option Plans implemented in 2001 are designed to retain the services of our officers and to obtain highly qualified employees.

The Telefónica Stock Option Plans are managed by the Telefónica stock option committee (the “Committee”) which is comprised of members who are elected by Telefónica S.A’s board of directors. The Committee periodically grants and sets the terms of the share options and determines which officers and employees will be included in the plans. The Telefónica Stock Option Plans relating to us are divided into TOP and TIES.

In April 2001, we approved an incentive program (the “TOP Program”) followingthe guidelines a plan designed by Telefónica S.A for certain of its key executives. The TOP Program consists in granting stock options of Telefónica S.A to 22 of our key executives who are bound to hold these stock options for the entire term of the TOP Program. Each stock option under the TOP Program gives the holder the right to acquire shares of Telefónica S.A linked to either Telefónica S.A. common shares, Telefónica S.A. ADRs or Telefónica S.A.BDRs (Brazilian Depositary Receipts). The term of the TOP Program is three years during which the stock options may be exercised no more than three times.

In February 2000, Telefónica S.A approved a program (the “TIES Program”) whereby all of our employees who chose to participate in the TIES Program are able to acquire a number of Telefónica S.A common shares. Under the TIES Program, the number of shares employees are able to acquire is based on their annual compensation, for an amount equivalent to five euros per share. In addition, Telefónica S.A granted the participants 26 stock options for every Telefónica S.A share purchased at five euros per option. The actual number of stock options eligible for exercise depends on the appreciation, if any, of the share price of Telefónica S.A over the reference value established at 20.50 euros. The term of the TIES Program is four years and participating employees may exercise the stock options granted on three different occasions during the four-year term.

ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major Shareholders

In accordance with our bylaws, we have two classes of capital stock authorized and outstanding, common shares (ações ordinárias) and preferred shares (ações preferenciais). Our common shares have full voting rights. Our preferred shares have voting rights only under limited circumstances. At December 31, 2002, SP Telecomunicações, formerly Tele Brasil Sul Participações S.A., owned 50.01% of our common shares and Telefónica Internacional owned 34.33% of our common shares. Since Telefonica International owns 100% of the equity share capital of SP Telecomunicações, it has effective control over 84.34% of our outstanding common shares. Accordingly, SP Telecomunicações and Telefónica Internacional together have the ability to control the election of our board of directors and to determine the direction of our corporate policies.

The following tables set forth information relating to the ownership of common and preferred shares by SP Telecomunicações and Telefónica Internacional and by our officers and directors. We are not aware of any other shareholder that owns more than 5% of our common shares.

Shareholder’s Name	Number of common shares owned	Percentage of outstanding common shares
	(in thousands)
SP Telecomunicações	83,038,517	50.01%
Telefónica Internacional	57,002,279	34.33%
All directors and executive officers as a group	201	—

Shareholder’s Name	Number of preferred shares owned	Percentage of outstanding preferred shares
	(in thousands)
SP Telecomunicações	23,983,414	7.30%
Telefónica Internacional	267,836,148	81.57%
All directors and executive officers as a group	188	—

Telefónica Internacional is a wholly owned subsidiary of Telefónica S.A., or Telefónica. Telefónica’s shares are traded on various stock exchanges, including Madrid, Barcelona, Bilbao, Valencia, London, Paris, Frankfurt, New York, Lima, Buenos Aires and São Paulo. Telefónica’s business operations are concentrated in a number of sectors, including fixed and mobile telecommunications services, data communications, integrated business solutions, e-commerce, Internet, telephone book publishing and marketing, marketing information and services, media content creation, production and distribution and marketing and call center services.

B.    Related Party Transactions

We entered into a consulting service agreement, known as the Consulting Agreement, with Telefónica Internacional, on May 17, 1999, pursuant to which Telefónica Internacional provides advice regarding our management, operations and business. Under the Consulting Agreement, we paid Telefónica Internacional in 2000, for its consulting services, an amount equal to one percent of our 2000 net operating income. In 2001 and 2002 under the same agreement we paid one half of one per cent of our net operating income, in each of the years, and beginning in 2003 we will pay Telefónica Internacional two tenths of one percent of our net operating income.

In April 2001, we entered into a service agreement for the provision of administrative, accounting and other services with Telefônica Gestão de Serviços Compartilhados do Brasil Ltda, or T-Gestiona. In February 1999, we also entered into a service agreement for the provision of certain customer services, especially our call center with Atento Brasil S.A., or Atento. Both T-Gestiona and Atento are under the control of our major shareholder, Telefónica S.A.

We also entered into certain agreements for the provision of telephone services with several of our affiliates, including Telefônica Empresas S.A., Atento Brasil S.A., Terra Networks Brasil S.A. and Telefônica Gestão de Serviços Compartilhados do Brasil Ltda and network services provided to Telesp Celular S.A.and receive fees for the provision of these services

See “Note 28 to the consolidated financial statements”, for a further discussion of related party transactions.

C.     Interests of Experts and Counsel

Not applicable.

ITEM 8.     FINANCIAL INFORMATION

A.    Consolidated Statements and Other Financial Information

See Item 18 for our consolidated financial statements.

Legal Proceedings

We are a party to lawsuits and legal proceedings incidental to the normal course of our business. The main categories of lawsuits and legal proceedings to which we are subject include:

•	administrative and judicial litigation with Instituto Nacional da Seguridade Social, the National Institute of Social Security or INSS;

•	lawsuits brought by employees, former employees and trade unions relating to alleged infringements of labor rights;

•	administrative and judicial proceedings relating to tax payments;

•	other civil suits, including litigation arising out of the breakup of Telebrás and events preceding the breakup.

Our provisioning policy provides for the classification of lawsuits and legal proceedings in probable, possible and remote. In general, 100% of the total claim value for lawsuits and legal proceedings that will probably result in unfavorable decisions are provisioned. Senior management classifies each lawsuit into one of these three categories (probable, possible and remote) based upon the advice of internal and external counsel and specialized technical advisors in charge of each matter. Due to the level of provisioning and based on its analysis of the individual cases, our management believes that no liabilities related to these lawsuits or proceedings will have a material effect on our financial condition or results of operations.

Litigation with INSS

We are a defendant in several lawsuits filed by the INSS, in the federal courts of São Paulo, including:

•	Several tax enforcement proceedings for the collection of Seguro de Acidente de Trabalho (Workers Accident Insurance Compensation, or SAT) for the period between January 1986 and June 1997, for an amount of approximately R$236.6 million. The probability of loss is possible and we have made no provisions to secure the payment in case of an unsuccessful outcome.

•	Proceedings relating to joint and several liability for the payment of welfare contributions which our contracted parties (service providers) allegedly failed to make or evidence. The amount involved is approximately R$80.7 million. The probability of loss is possible and we have made no provisions to secure the payment in case of an unsuccessful outcome.

While we wait for the outcome of the lawsuits described above, we have provided, for judicial attachment purposes, real properties owned by us, and offered bank guarantees and cash deposits, in accordance with

Brazilian legal proceedings. If the outcome is successful, these attachments shall be cancelled, the guarantees shall be released and the deposits shall be returned.

We are also a party to certain legal proceedings, including:

•	The discussion relating to certain amounts paid under our collective labor agreements, as a result of inflationary adjustments arising out of Planos Bresser and Verão, in the aggregate amount of R$110.0 million. The collection of this amount was suspended as a result of an administrative appeal filed by us. In the opinion of our external legal counsel, an unfavorable outcome is possible, although no provisions were made in connection with such proceedings.

•	The discussion on contributions to the INSS supposedly due and not paid by us, levied on compensation paid to expatriate employees. The INSS has filed 16 administrative violation suits, in the amount of approximately R$60.7 million. Because in some of the proceedings the probability of loss was deemed probable, we settled seven procedures in a tax amnesty program and the remaining ones were suspended as a result of an administrative appeal filed by us, as they are deemed possible in the amount of R$48.9 million. We made no provisions for these proceedings.

Labor Litigation

We are also a defendant in several legal proceedings filed by former employees and third parties’ employees (the latter alleging joint and several liability), who claim, among others, deficient overtime payment, equivalence compensation differences, retirement wage complements, health and security hazard compensations and others.

The following lawsuits are pending:

•	A claim by a labor union representing 9,000 of our employees (SINTETEL) relating to an obligation under a collective labor agreement between us and SINTETEL providing for the delivery of certain studies on the productivity of Telebrás. Despite the fact that this was an “obligation to perform” (as opposed to an “obligation to deliver”), SINTETEL demanded the payment of unpaid salary balances in the amount of 4%, since January 1995, which was allegedly due as productivity compensation. The lawsuit was declared groundless in the first two judicial levels, and an interim appeal filed by SINTETEL is pending judgment. We made no provisions to this lawsuit as an unfavorable outcome is considered remote.

•	A claim by a labor union representing the employees of CTBC (SINTETEL) relating to an obligation under a collective labor agreement between CTBC (which was merged into our company in November 1999) and SINTETEL providing for the delivery of certain studies on the productivity of Telebrás. Despite the fact that this was an “obligation to perform” (as opposed to an “obligation to deliver”), SINTETEL demanded the payment of unpaid salary balances in the amount of 4%, since January 1995, which was allegedly due as productivity compensation. The lawsuit was declared groundless in the first judicial level; however, the higher regional labor court reversed the decision. We appealed to the superior labor court, and, in view of the lack of legal grounds of SINTETEL’s claim, we believe that the higher level court will reinstate the lower level court’s decision. The involved amounts are approximately R$59.4 million. We made no provisions to this lawsuit as an unfavorable outcome is considered possible.

At December 31, 2002, the total cost of the labor lawsuits filed against us amounted to R$1.2 billion, of which the amount of R$116.6 million, corresponding to the aggregate amount of lawsuits where an unfavorable outcome is deemed probable, were provisioned.

Litigation Relating to FINSOCIAL, COFINS, PASEP and PIS

•	Under a provision of Law 9,718/98, contributions to COFINS, PIS and Programa de Formação do Patrimônio do Servidor Público, or PASEP must be calculated on the basis of all revenues earned by a company (including revenues from investments, securitizations and monetary and exchange rate variations). This increased the revenue basis for calculating social contributions. However, based on the Brazilian federal constitution, we filed an action claiming that the provision under Law No. 9,718/98 was unconstitutional. We obtained an injunction, whereby we are authorized not to pay the contributions in question based on any revenues other than those deriving from the sales of goods and services. Nevertheless, based on a more conservative judgment, we have made at December 31, 2002, provisions totaling approximately R$124.2 million, which corresponds to the amounts not paid as a result of the injunction. In the opinion of our external legal counsel, an unfavorable outcome is possible.

•	Ceterp, which was merged into us at November 30, 2000, is contesting the applicability of certain taxes on telecommunications services based on constitutional grounds whereby no other tax (except for the ICMS and import and export taxes) can be applied to telecommunication services including, the IRPJ (Imposto de Renda da Pessoa Juídica, or the corporate income tax), the CSL, the PASEP and COFINS. The amounts that were charged but not paid by Ceterp were provisioned in the amount of approximately R$68million. Ceterp deposited some of these amounts in court. The outcome of this litigation is deemed probable.

Litigation Relating to ICMS

We are defendants in several ICMS procedures. The main procedures are as follows:

•	Cellular Activation Fees. On June 19, 1998, the treasury secretaries of each Brazilian state approved an agreement to interpret Brazilian tax law to expand the application of the ICMS to cover not only telecommunications services, but also other services, including cellular handset activation, which had not been previously subject to this tax. Pursuant to this new interpretation, the ICMS might be applied retroactively with respect to cellular activation fees charged during the five years preceding the tax assessment by the appropriate authority. On February 29, 2000, the treasury secretary of the state of São Paulo issued a tax assessment against us based on our alleged failure to pay the ICMS due in connection with cellular activation fees charged over the preceding 5 years. The state treasury considered us responsible for this payment based on certain Brazilian tax provisions and on the fact that we operated wireless telecommunications services through Telesp Celular until January 1998.

Based on the Brazilian federal constitution, we are of the opinion that (i) the treasury secretaries acted beyond the scope of their authority; (ii) their interpretation would subject certain services to taxation which are not considered telecommunications services; and (iii) new taxes may not be applied retroactively.

There can be no assurance that we will prevail in our claim that the new interpretation is unconstitutional. The retroactive application of the ICMS tax to activation fees would give rise to a maximum liability estimated at R$228.3 million. However, since our management and consultants have estimated that the probability of loss in connection with this case is remote, we made no provision for these taxes.

•	International Long-Distance Services. The São Paulo state treasury secretary filed three administrative violation suits, in order to collect amounts allegedly due as ICMS in connection with international long-distance services. The aggregate amount of the lawsuits is R$276.6 million. In connection with two of these suits, where we appear as main taxpayers and Embratel appears as a jointly and severally liable co-payer, our risk of loss is deemed possible. In connection with the other suit, where Embratel appears as the main taxpayer and we appear as jointly and severally liable co-payer, our risk of loss is deemed remote. No amounts were provisioned with respect to any of these lawsuits.

Civil Claims

We have several civil contingencies in the total amount of R$341.2 million, of which R$46.4 million were provisioned.

•	Telecommunication Community Plan Claims. There are four public civil actions filed by Associação de Defesa do Consumidor do Grande ABC, the Great ABC Consumer Defense Association or PROTECON, and one public civil action filed by the Associação de Telefonia de Mogi das Cruzes, or the Telecommunication Association of Mogi das Cruzes, in connection with lawsuits filed in order to demand indemnification as a result of our failure to deliver shares as compensation for financial contributions made by subscribers under the “telecommunication community plan”, in the amount of approximately R$474.1 million. Prior to the Telebrás breakup, telecommunication network expansions were financed with contributions made by telephone subscribers under such plans, which also entitled them to receive a number of shares of each respective operating company, based on the amount of their contributions.

The lower courts decided the four first actions in our favor and the last one against us; however, they are currently under appeal. Because the underlying probability of loss is classified as possible, no amounts have been provisioned in connection with these actions.

•	Inclusion of PIS and COFINS in Service Rates. The Office of Federal Public Attorneys understands that the amounts collected by us as COFINS and PIS are being unduly included in the fixed telecommunication service rates, and therefore filed a public civil action in order to exclude those amounts from those charged from our customers and to demand that the amounts unduly charge be returned in double. There are other public civil actions based on the same claim, which when added to the one described above and other collective and individual lawsuits, amount to seven lawsuits. We made no provisions for these lawsuits as our risk of loss is deemed remote based on the opinion of our external legal counsel. Although the amount of these lawsuits cannot be quantified, they can be material.

Litigation Arising Out of Events Prior to the Telebrás Breakup

Telebrás, our legal predecessor, is a defendant in a number of legal proceedings and subject to certain claims and contingencies. Under the terms of the Telebrás breakup, the liability for any claims arising out of acts committed by Telebr&lt;s prior to the effective date of the breakup remains with Telebr&lt;s, except for labor and tax claims (for which Telebrás and the resulting companies incorporated as a result of the breakup are jointly and severally liable by operation of law) and any liability for which specific accounting provisions have been assigned to us or one of the other resulting companies incorporated as a result of the breakup of Telebrás. Our management believes that the chances of any of these claims materializing and having a material adverse financial effect on us are remote.

Litigation Related to the Breakup of Telebrás

The legality of the breakup of Telebrás was challenged in numerous legal proceedings, some of which have not been dismissed. However, a few legal proceedings are still pending. Our management believes that the final outcome of these proceedings will not have a material adverse effect on our business or financial condition.

Dividends and Dividend Distribution Policy

Priority and Amount of Preferred Dividends

The Brazilian Corporate Law generally requires that the bylaws of each Brazilian corporation specify a minimum percentage of the distributable profits comprising dividends and/or interest on shareholders’ equity, or distributable amount, of the corporation for each fiscal year that must be distributed to shareholders as dividends. See “Item 10.B—Additional Information—Memorandum and Articles of Association.” Moreover, each Brazilian company may only issue new preferred shares for public distribution if one of the following terms applies to the preferred shares: (i) priority in the receipt of dividends corresponding to at least 3% of the book value per share and the right to an equal share of the profits attributable to the holders of common shares, after the holders of common shares have received a dividend equal to a minimum of 3% of the book value per share; (ii) dividends 10% higher than those paid for common shares; or (iii) tag along rights at 80% of the price paid to the controlling shareholder in case of a transfer of control.

According to our bylaws, we are required to distribute as dividends in respect of each fiscal year ending on December 31, to the extent amounts are available, an aggregate amount equal to at least 25% of adjusted net income as mandatory dividend. The annual dividend distributed to holders of our preferred shares is 10% higher that the dividend distributed to our common shareholders.

Under the Brazilian Corporate Law, a company is allowed to withhold payment of the mandatory dividend in respect of common shares and preferred shares if:

•	its board of directors and board of auditors report to the shareholders’ meeting that the distribution would be incompatible with the financial circumstances of that company; and

•	the shareholders ratify this decision at the shareholder’s meeting. In this case:

•	the board of directors must forward to the CVM within five days of the shareholders’ meeting an explanation justifying the decision at the shareholders’ meeting; and

•	the profits which were not distributed are to be recorded as a special reserve and, if not absorbed by losses in subsequent fiscal years, are to be paid as dividends as soon as its financial situation permits.

We may pay dividends out of our respective retained earnings or accumulated profits in any given fiscal year.

For the purposes of the Brazilian Corporate Law, net profits are defined as net income after income tax and social contribution for the fiscal year, net of any accumulated losses from prior fiscal years and any amounts allocated to income bonds, employees’ and management’s participation in a company’s profits and founders’ shares.

Under Brazilian Corporate Law, and in accordance with our bylaws, the adjusted net income is an amount equal to our net profit, adjusted to reflect allocations to and from the bylaws reserve and the contingency reserve.

At each annual shareholder’s meeting, the board of directors is required to suggest the allocation of net profits obtained during the preceding fiscal year. Under the Brazilian Corporate Law, we are required to maintain the bylaws reserve, to which 5% of our net profits must be allocated for each fiscal year, until the reserve amounts to 20% of our paid-in capital. Net losses, if any, may be charged against the bylaws reserve, if necessary.

The Brazilian Corporate Law also provides for an additional discretionary allocation of net profits to special accounts, which is also subject to approval by shareholders at the annual shareholders’ meeting, including the amount of net profits may be allocated to the contingency reserve for anticipated losses that are deemed probable in future years. Any amount so allocated in a previous year must be either:

•	reversed in the fiscal year in which the loss was anticipated, if the loss does not in fact occur; or

•	written-off in the event that the anticipated loss occurs.

Net profits may also be allocated to the unrealized income reserve in case the total amount of unrealized income exceeds the amount of mandatory dividends on the preferred shares. Unrealized income is defined under the Brazilian Corporate Law as the sum of:

•	the equity share of earnings of affiliated companies, not paid as cash dividends; and

•	earnings from transactions which must be realized after the end of the subsequent fiscal year.

The amounts available for distribution are determined on the basis of financial statements prepared in accordance with the Brazilian Corporate Law.

Our bylaws provide that preferred shares receive dividends 10% higher than those received by common shares.

If the dividend to be paid to the holders of preferred shares is not paid for the period set forth in the bylaws, which in no event shall be longer than three years, holders of preferred shares will be entitled to full voting rights until that dividend is paid in full.

Payment of Dividends

We are required by law and our bylaws to hold an annual shareholders’ meeting until April 30 of each year at which, among other issues, the allocation of net profits obtained during the preceding fiscal year and the declaration of dividends by decision of common shareholders are decided, acting on the recommendation of the executive officers, as approved by the board of directors. The payment of annual dividends is based on the financial statements prepared for each fiscal year ending December 31. Under the Brazilian Corporate Law, dividends are required to be paid within 60 days following the date the dividend is declared to shareholders of record on the declaration date, unless a shareholders’ resolution sets forth another date of payment, which must occur prior to the end of the fiscal year.

A shareholder has a three-year period from the dividend payment date to claim dividends in respect of its shares, after which we have no liability for the payment. Because our shares are issued in book-entry form, dividends with respect to any share are automatically credited to the account holding the share and no action is required on part of the shareholder. We are not required to adjust the amount of paid-in capital for inflation.

If a shareholder is not a resident of Brazil, he or she must register with the Central Bank in order to be eligible to receive dividends, sales proceeds or other amounts with respect to his or her shares outside of Brazil. Our preferred shares underlying the ADSs are held in Brazil by a Brazilian custodian, Banco Itaú S.A., as the agent for the depositary, which is the registered owner of our shares.

Payments of cash dividends and distributions, if any, will be made in Brazilian currency to the custodian on behalf of the depositary, which will then convert those proceeds into U.S. dollars and will cause U.S. dollars to be delivered to the depositary for distribution to holders of ADSs. In the event that the custodian is unable to immediately convert the Brazilian currency received as dividends into U.S. dollars, the amount of U.S. dollars payable to holders of ADSs may be adversely affected by devaluations of the Brazilian currency that occur before dividends are converted and remitted. Dividends in respect of the preferred shares paid to resident and non-resident shareholders, including holders of ADSs, are not currently subject to Brazilian withholding tax.

According to the amendments to the Brazilian Corporate Law, which were incorporated by Law No.10.303/2001, corporations had one year from the date of the effectiveness of the amendments in March 2002, to modify their bylaws and incorporate any changes. We are in compliance with all the amendments of the Brazilian Corporate Law, as resolved by our general shareholders’ meeting and our special preferred shareholders’ meeting held on December 30, 2002.

Additional Payments on Shareholders’ Equity

Law No. 9,249, dated December 26, 1995, as amended, provides for distribution to shareholders of interest on shareholders’ equity, which may be computed against the amount of dividends to be distributed to the shareholders. A company may treat these payments as financial expenses for income tax and social contribution purposes. This interest is limited to the daily pro rata variation of the Taxa de Juros de Longo Prazo, or TJLP, a nominal long-term interest rate determined by the federal government that includes an inflation factor, and cannot exceed the greater of:

•	50% of net income (before deducting social contributions on net profits, income taxes and the interest on shareholders’ equity) for the period in respect of which the payment is made, or

•	50% of the sum of retained earnings and profit reserves.

Any payment of interest in respect of preferred shares to shareholders (including the holders of ADSs) is subject to Brazilian withholding tax at a rate of 15%, or 25% in the case of a shareholder domiciled in a tax haven, and these payments may be included, at their net value, as part of any mandatory dividend. Distributions that take the form of interest on shareholders’ equity are also subject to Brazilian withholding tax. Payments to persons who are exempt from taxation in Brazil are not subject to withholding tax. See “Item 10.E—Taxation—Brazilian Tax Considerations—Distributions of Interest on Capital.”

We declare and pay dividends and/or interest on shareholders’ equity as required by Brazilian Corporate Law and our bylaws. The declaration of annual dividends, including dividends in excess of the mandatory distribution, requires approval by the vote of the majority of the holders of common shares, and depends on many factors. These factors include our results of operations, financial condition, cash requirements, future prospects and other factors deemed relevant by shareholders. The shareholders have historically acted on these matters at the recommendation of the board of directors. Within the context of tax planning, we may determine in the future that it is to our benefit to distribute interest on shareholders’ equity.

The following table sets forth the dividends or interest on shareholders’ equity paid to holders of our common and preferred shares since 2000 in reais.

Year	Description	Common Shares	Preferred Shares
	(Dividends—Div or Interest on Capital—Int)(1)	(per 1,000 shares/in R$)
2002	Div/Int	1.783651	1.962016
2001	Div/Int	1.825797	1.825797
2000	Div/Int	1.411250	1.411250

(1)	Interest on Capital is net of withholding taxes.

Interim Dividends

At our board of directors’ meeting held on April 4, 2003, the distribution of interim dividends to our common and preferred shareholders in the amount of R$897 million was authorized based on the cumulative profits from the previous year. The payment of these dividends started to take place on April 23, 2003.

According to article 28 of our bylaws, these interim dividends will be charged to the mandatory minimum dividend for the year 2003, after the general ordinary shareholder’s meeting approves the financial statements for 2003.

B.    Significant Changes

None.

ITEM 9.	THE OFFER AND LISTING

A.    Offer and Listing Details

The trading market for our common and preferred shares is the Bolsa de Valores de São Paulo, or the São Paulo Stock Exchange, or the BOVESPA.

Our preferred shares began trading on the BOVESPA on September 21, 1998. Our preferred shares trade on the BOVESPA under the symbol “TLPP4” and our common shares trade under the symbol “TLPP3.” At December 31, 2002, we had approximately 2.8 million common and preferred shareholders. The following table sets forth the reported high and low closing sale prices for the preferred shares on the BOVESPA, for the periods indicated.

	Prices per 1,000 preferred shares of the Registrant
	High	Low
	(in nominal reais)
September 21, 1998 through September 30, 1998	30.50	27.50
October 1, 1998 through December 31, 1998	36.10	24.00
January 1, 1999 through December 31, 1999	44.20	19.20
January 1, 2000 through December 31, 2000	64.49	24.05
January 1, 1999 through March 31, 1999	40.00	19.20
April 1, 1999 through June 30, 1999	44.20	37.00
July 1, 1999 through September 30, 1999	41.00	29.60
October 1, 1999 through December 31, 1999	43.80	27.50
January 1, 2000 through March 31, 2000	64.49	37.28
April 1, 2000 through June 30, 2000	51.25	33.50
July 1, 2000 through September 30, 2000	34.45	27.15
October 1, 2000 through December 31, 2000	31.15	24.05
December 1, 2000 through December 31, 2000	28.89	24.60
January 1, 2001 through March 31, 2001	32.14	26.00
April 1, 2001 through June 30, 2001	31.50	25.85
July 1, 2001 through September 30, 2001	26.40	19.30
October 1, 2001 through December 31, 2001	32.80	21.51
January 1, 2002 through March 31, 2002	36.49	28.40
April 1, 2002 through June 30, 2002	35.69	31.49
July 1, 2002 through September 30, 2002	34.57	30.20
October 1, 2002 through December 31, 2002	38.01	30.10

In the United States, the preferred shares trade in the form of ADSs, each representing 1,000 preferred shares, issued by The Bank of New York, as depositary, pursuant to a Deposit Agreement, among us, the depositary and the registered holders and beneficial owners from time to time of ADSs. The ADSs commenced trading on the NYSE on November 16, 1998 under the symbol “TSP.” At December 31, 2002, there were approximately 230 institutional owners of ADSs (registered holders). The following table sets forth the reported high and low closing sales prices for ADSs on the NYSE for the period indicated.

	U.S. dollars per ADS
	High	Low
November 16, 1998 through November 30, 1998	31.25	26.75
December 1, 1998 through December 31, 1998	26.19	21.50
January 1, 1999 through December 31, 1999	27.00	13.50
January 1, 2000 through December 31, 2000	37.13	12.06
January 1, 1999 through March 31, 1999	22.69	16.00
April 1, 1999 through June 30, 1999	27.00	20.63
July 1, 1999 through September 30, 1999	23.25	15.75
October 1, 1999 through December 31, 1999	24.44	13.50
January 1, 2000 through March 31, 2000	37.13	20.00
April 1, 2000 through June 30, 2000	30.00	18.50
July 1, 2000 through September 30, 2000	18.88	15.31
October 1, 2000 through December 31, 2000	16.94	12.06
December 1, 2000 through December 31, 2000	14.11	11.96
January 1, 2001 through March 31, 2001	16.25	12.41
April 1, 2001 through June 30, 2001	14.01	10.09
July 1, 2001 through September 30, 2001	11.26	7.58
October 1, 2001 through December 31, 2001	13.70	7.76
January 1, 2002 through March 31, 2002	15.30	11.50
April 1, 2002 through June 30, 2002	15.20	10.74
July 1, 2002 through September 30, 2002	11.80	7.80
October 1, 2002 through December 31, 2002	10.82	7.65

B.    Plan of Distribution

Not applicable.

C.    Markets

Trading on the Brazilian Stock Exchanges

The São Paulo Stock Exchange, or BOVESPA is a non-profit entity owned by its member brokerage firms. Trading on this exchange is limited to member brokerage firms and a limited number of authorized nonmembers.

The BOVESPA has open outcry trading sessions each day, from 10:00 a.m. to 1:00 p.m. and from 2:00 p.m. to 5:00 p.m. Trading is also conducted from 10:00 a.m. to 5:00 p.m. on an automated system on the BOVESPA. On September 20, 1999, the BOVESPA launched the After-Market, with the objective of expanding business opportunities and offering investors a more flexible trading schedule. After-Market trading takes place from 5:30 p.m. to 7:00 p.m. All stocks traded during the regular trading session of the day may be traded on the After-Market. However, only cash market trading via the BOVESPA’s electronic trading system is allowed. The maximum variation allowed for stock prices, whether positive or negative, corresponds to 2% in relation to the closing price at the regular trading session.

In order to better control volatility, the BOVESPA has adopted a “circuit breaker” system pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour whenever the indices of these stock exchanges fall below the limits of 10% and 15%, respectively, in relation to the index registered in the previous trading session.

There are no specialists or market makers for our shares on the São Paulo Stock Exchange. Trading in securities listed on the Brazilian stock exchanges may be effected off the exchanges in certain circumstances, although such trading is very limited.

Settlement of transactions is effected three business days after the trade date without adjustment of the purchase price for inflation. Payment for shares is made through the facilities of a separate clearinghouse, which maintains accounts for member brokerage firms. The seller is ordinarily required to deliver the shares to the exchange on the second business day following the trade date. The clearinghouse for the São Paulo Stock Exchange is Companhia Brasileira de Liquidação e Custódia S.A.—CBLC, which is wholly owned by that exchange.

At December 31, 2002, the aggregate market capitalization of the 399 companies listed on the São Paulo Stock Exchange was approximately US$123.8 billion. Although all the outstanding shares of an exchange-listed company may trade on a Brazilian stock exchange, in most cases less than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons that rarely trade their shares. For this reason, data showing the total market capitalization of Brazilian stock exchanges tend to overstate the liquidity of the Brazilian equity securities market.

The Brazilian equity market is relatively small and illiquid compared to major world markets. In 2002, the combined monthly trading volumes on the São Paulo Stock Exchange averaged approximately US$4.1 billion. In 2002, the ten most actively traded issues represented approximately 56.5% of the total trading in the cash market on the São Paulo Stock Exchange Trading on Brazilian stock exchanges by nonresidents of Brazil is subject to certain limitations under Brazilian foreign investment legislation.

Regulation of Brazilian Securities Markets

The Brazilian securities markets are regulated by the CVM, which has authority over stock exchanges and the securities markets generally, by the Conselho Monetário Nacional, or CMN, the National Monetary Counsel and by the Central Bank, which has, among other powers, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions. The Brazilian securities market is governed by Law No. 6,385, as amended, known as the Brazilian Securities Law, and by the Brazilian Corporate Law.

Law No. 10,303 of December 31, 2001 amended the Brazilian Corporate Law and the Brazilian Securities Law. Consequently, some major modifications resulted for the businesses of the publicly traded companies.

Among the changes, Law No. 10,303, along with Executive Order No. 8 and Decree No. 3.995, all dated October 31, 2001, provided that the CVM was to have the scope of its authority altered and expanded. Additionally, the CVM’s positioning in the regulatory hierarchy as well as its autonomy were modified.

The modifications include changes in the proportions of common and preferred shares, new rules for the issuance of debentures, other parameters governing the exercise of the right of withdrawal, duties and powers of the members of the board of auditors and the board of directors, and the ability of publicly-traded companies to make publications available over the Internet. Also provided is the pooling agreement, the block voting system by which the shareholders agree during a prior meeting on the direction of the votes that will be cast at the general meetings. The purpose of this type of vote is to prevent any possible individual dissidents or interests from harming corporate interests.

The period established for companies to adapt their bylaws is one year starting from the publication of the law on November 1, 2001. Our shareholders held a general shareholders’ meeting on December 30, 2002, where they addressed these modifications in our bylaws.

The CVM, which is the agency in charge of regulating the market, now handles some functions that were reserved to the Central Bank, including the regulation and organization of the futures and commodities markets.

Under the Brazilian Corporate Law, a company is either public, a companhia aberta, as we are, or private, a companhia fechada. All public companies are registered with the CVM and are subject to reporting requirements.

A company registered with the CVM may have its securities traded either on the São Paulo Stock Exchange or on the Brazilian over-the-counter market. The shares of a public company may also be traded privately, subject to certain limitations. In order to be listed on the Brazilian stock exchanges, a company must apply for registration with the CVM and the stock exchange. Once the stock exchange lists a company and the CVM accepts its registration as a public company, its securities may start to be traded.

Trading in securities on the stock exchange may be suspended under a request from the company in anticipation of a material announcement. Trading in the securities of a particular company may also be suspended under the initiative of the São Paulo Stock Exchange or the CVM, among other reasons, due to the belief that the company has provided inadequate information regarding a material event or has provided inadequate responses to inquiries by the CVM or the stock exchange.

The Brazilian securities law, the Brazilian corporate law and the regulations issued by the CVM, the CMN and the Central Bank provide, among other things, disclosure requirements and restrictions on insider trading, price manipulation and protection of minority shareholders.

Corporate Governance Practices

We comply with several requirements of Brazilian and international laws in order to promote strong corporate governance and reduce investor uncertainties and enhance information disclosure.

In light of the recent corporate governance practices developments and in order to comply with these requirements, we implemented in 2002, with the approval of our board of directors, several measures and improvements as a way of showing our shareholders, investors and the market in general, our commitment with transparency and disclosure practices. Among these measures we include:

•	the development of a disclosure policy for material facts and acts;

•	the development of a policy for internal controls relating to financial information; and

•	the creation of a control and auditing commission.

D.    Selling Shareholders

Not applicable.

E.    Dilution

Not applicable.

F.    Expenses of the Issue

Not applicable.

ITEM 10.     ADDITIONAL INFORMATION

A.    Share Capital

Not applicable.

B.    Memorandum and Articles of Association

Set forth below is certain information relating to our capital stock and a summary of certain significant provisions of our bylaws and the Brazilian Corporate Law.

General

We are registered with Junta Comercial de São Paulo, the Board of Trade of São Paulo, or JUCESP, under no. 35.3.001588-14. According to section 2 of our bylaws, our main corporate purpose is to provide telecommunication services and to develop those activities necessary or useful for the performance of these services, in accordance with the concessions, authorizations and permits granted to us.

There are no provisions in our bylaws with respect to:

•	an officer’s power to vote on proposals in which the officer has a personal interest,

•	an officer’s power to vote to self-compensation, even in the absence of an independent quorum,

•	age limits for retirement of officers,

•	required shareholding to qualify as a manager (officer),

•	anti-takeover mechanisms or other procedures designed to delay, defer or prevent changes in our control, or

•	disclosure of share ownership.

On the other hand, Brazilian Corporate Law requires ownership of shares in order for a person to qualify as a member of the board of directors (conselho de administração) of a corporation (sociedade por ações).

Issuance of commercial paper and incurrence of certain debt shall be preceded by approval from our board of directors, according to the provisions set forth in section 17 of our bylaws.

Our capital stock is comprised of preferred shares and common shares, all without par value. At December 31, 2002, there were 328,272,072,739 outstanding preferred shares and 165,320,206,602 outstanding common shares. Our share capital may be increased by resolution of the board of directors, up to the limit authorized by our bylaws. Any increase above the authorized capital must be approved by a general shareholders’ meeting.

The preferred shares are non-voting, except under limited circumstances. They are given priority in the reimbursement of capital, without premium, and are entitled to receive a dividend 10% higher than that attributable to common shares.

Under the Brazilian Corporate Law, the total number of non-voting shares and of shares with limited voting rights, as preferred shares, may not exceed 50% of the total number of outstanding shares of a company.

The members of our board of directors were appointed by the general shareholders’ meeting. Board members, even if elected by one specific shareholder, have fiduciary duties towards the corporation and all shareholders.

Voting Rights

Each common share entitles the holder to one vote in general shareholders’ meetings. Preferred shares do not entitle the holder to vote on shareholders’ meetings, except under specific circumstances and with respect to certain matters, as specified below. Holders of preferred shares are only entitled to attend and to discuss, but not to vote on, the issues discussed at our general shareholders’ meetings.

The appointment of one member of our permanent board of auditors, including the alternate member, takes place at the annual ordinary general shareholders’ meeting, upon separate vote of the holders of preferred shares, for the position available at the board of auditors. The election of a member of the board of directors by preferred shareholders also occurs on a separate vote, with no participation of the controlling shareholder.

The Brazilian Corporate Law provides that certain non-voting shares, as the preferred shares, shall be entitled to voting rights in the event a corporation fails for three consecutive fiscal years to pay the dividend to which the non-voting shares are entitled. In this case, the voting rights of these shares shall extend until the date on which the payment of the accrued and unpaid dividend is made.

Preferred shares are entitled to full voting rights with respect to:

•	the approval of any long-term agreement between us and our affiliates, on the one hand, and (i) our controlling shareholder, or (ii) an affiliate of our controlling shareholder, on the other hand;

•	resolutions amending certain provisions of our bylaws; and

•	any resolution submitted to the general shareholders’ meeting during our liquidation process.

Any change in the preference, benefits, conditions of redemption and amortization of preferred shares, or the creation of a more favored class, would require the approval by holders of a majority of the outstanding preferred shares at a special meeting of the preferred shareholders. This meeting would be called by publication of a notice in two Brazilian newspapers, at least thirty days prior to the meeting; however, it would not generally require any other form of notice.

In any circumstances in which holders of preferred shares are entitled to vote, each preferred share will entitle the holder to one vote.

Preemptive Rights

Each shareholder has a general preemptive right to subscribe for shares of the same class in any capital increase, in an amount sufficient to keep the same proportional participation of each shareholder in the total capital of the corporation. A minimum period of 30 days following the publication of the capital increase notice shall be observed by the corporation for the exercise of the preemptive right by the shareholder. The right of participation in capital increases is assignable and negotiable under Brazilian Corporate Law. However, the bylaws of a publicly-held company that allows capital increases may provide for the issuance, without granting any preemptive rights to prior shareholders, of stocks, debentures convertible into stocks, or subscription bonuses, the placement of which shall be made:

•	upon sale on a stock exchange or public subscription,

•	through an exchange of shares in a public offering, with the purpose of acquiring control of another company, or

•	through the use of certain tax incentives.

In the event of a capital increase, which would maintain or increase the proportion of capital represented by preferred shares, holders of ADSs, or of preferred shares, would have preemptive rights to subscribe only to our newly issued preferred shares. In the event of a capital increase, which would reduce the proportion of capital represented by preferred shares, holders of ADSs, or of preferred shares, would have preemptive rights to subscribe to our preferred shares, in proportion to their shareholdings and to our common shares only to the extent necessary to prevent dilution of their interest.

Redemption and Right of Withdrawal

According to the Brazilian Corporate Law, dissenting shareholders shall have a right of redemption, with reimbursement of the value of their shares, in case the following matters are approved:

(i)	creation of a new class of preferred shares or increase preferred shares of an existing class, without maintaining the proportion with the remaining classes;

(ii)	change in the preferences, advantages and conditions of redemption or amortization of one or more classes of preferred shares, or the creation of a class with more favorable rights or preferences;

(iii)	reduction of the mandatory dividend;

(iv)	merger into another company or consolidation with another company;

(v)	participation in a group of companies;

(vi)	change in the purpose of the corporation; and

(vii)	split up of the corporation.

It is important to point out that (a) in items (i) and (ii), only the holder of shares of the affected type or class will be entitled to redemption; (b) in items (iv) and (v), the holder of shares of a type or class with liquidity and dispersion in the market will not have the right; (c) in item (vii), the dissenting shareholder shall only have a right of redemption if the split up implies a change in the corporate purpose, a reduction of the compulsory dividend or the participation in a group of companies.

The reimbursement must be required by the dissenting shareholder within 30 days after the publication of the minutes of respective the general shareholders’ meeting or special meeting, as the case may be. Within 10 days after the expiration of the period, management is authorized to call a general shareholders’ meeting to ratify or reconsider the decision, if management understands that the payment of reimbursement to the dissenting shareholders who have exercised their redemption right may jeopardize the financial stability of the company. The shareholder who fails to exercise the right within the assign term shall no longer be entitled to redemption.

According to the Brazilian Corporate Law, the amount to be reimbursed may only be lower than the share net worth value ascertained in the last balance sheet approved by the general shareholders’ meeting if this amount is based on the economic value of the corporation, to be duly appraised. If the decision of the general shareholders’ meeting takes more than 60 days after the issuance of the last approved balance sheet, the shareholder shall be entitled to demand, together with the reimbursement, the preparation of a special balance sheet that complies with the timeframe previously described.

C.    Material Contracts

We entered into a Consulting Agreement with Telefónica Internacional on May 17, 1999, pursuant to which Telefónica Internacional provides advice regarding our management, operations and business. Under the Consulting Agreement, we paid Telefónica Internacional in 2000, as compensation for its consulting services, an amount equal to one percent of our 2000 net operating income. The compensation for management services to be provided in 2001 and 2002 was one half of one per cent of our net operating income, in each of these years, and beginning in 2003 we will pay Telefónica Internacional two tenths of one percent of the company’s net operating income. Payments under the Consulting Agreement are made quarterly.

D.    Exchange Controls

There are no restrictions on ownership of preferred shares or common shares by individuals or legal entities domiciled outside of Brazil.

The right to convert dividend or interest payments and proceeds from the sale of shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, that the relevant investments have been registered with the Central Bank and the CVM. The restrictions on the remittance of foreign capital abroad may hinder or prevent the custodian for the preferred shares represented by ADSs or holders of preferred shares from converting dividends, distributions or the proceeds from any sale of these preferred shares into U.S. dollars and remitting the U.S.

dollars abroad. Holders of ADSs could be adversely affected by delays in, or refusal to grant any, required government approval to convert Brazilian currency payments on the preferred shares underlying the ADS and to remit the proceeds abroad.

Resolution No. 1,927 of the National Monetary Council, the Conselho Monetário Nacional, or CMN provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. It restates and amends Annex V to Resolution No. 1,289 of the National Monetary Council, known as the Annex V Regulations. The ADS program was approved under the Annex V Regulations by the Central Bank and the CVM prior to the issuance of the ADSs. Accordingly, the proceeds from the sale of ADSs by ADR holders outside Brazil are free of Brazilian foreign investment controls, and holders of the ADSs are entitled to favorable tax treatment. See “—Taxation—Brazilian Tax Considerations.”

Under Resolution 2,689 of the CMN, foreign investors registered with the CVM may buy and sell Brazilian securities, including the preferred shares, on Brazilian stock exchanges without obtaining separate certificates of registration for each transaction. Registration is available to qualified foreign investors, which principally include foreign financial institutions, insurance companies, pension and investment funds, charitable foreign institutions and other institutions that meet certain minimum capital and other requirements. Resolution 2,689 also extends favorable tax treatment to registered investors. See “—Taxation—Brazilian Tax Considerations.”

Pursuant to the Resolution 2,689 foreign investors must: (i) appoint at least one representative in Brazil with the ability to perform actions regarding the foreign investment; (ii) complete the appropriate foreign investor registration form; (iii) obtain registration as a foreign investor with CVM; and (iv) register the foreign investment with the Central Bank.

The securities and other financial assets held by a foreign investor pursuant to Resolution 2,689 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or by the CVM or be registered in register, clearing and custody systems authorized by the Central Bank or by the CVM. In addition, the trading of securities is restricted to transactions carried out on the stock exchanges or over-the-counter markets licensed by the CVM.

Registered Capital

Amounts invested in preferred shares by a non-Brazilian holder who qualifies under Resolution 2,689 and obtains registration with the CVM, or by the depositary representing an ADS holder are eligible for registration with the Central Bank. Such registration (the amount so registered is referred to as registered capital) allows the remittance outside Brazil of foreign currency, converted at the commercial market rate, acquired with the proceeds of distributions on, and amounts realized through, dispositions of such preferred shares. The registered capital per preferred share purchased in the form of an ADS, or purchased in Brazil and deposited with the depositary in exchange for an ADS, will be equal to its purchase price (stated in U.S. dollars). The registered capital per preferred share withdrawn upon cancellation of an ADS will be the U.S. dollar equivalent of (i) the average price of a preferred share on the Brazilian stock exchange on which the most preferred shares were traded on the day of withdrawal or, (ii) if no preferred shares were traded on that day, the average price on the Brazilian stock exchange on which the most preferred shares were traded in the fifteen trading sessions immediately preceding such withdrawal. The U.S. dollar equivalent will be determined on the basis of the average commercial market rates quoted by the Central Bank on such date or dates.

An electronic registration has been issued in the name of the depositary with respect to the ADSs and is maintained by the custodian on behalf of the depositary. Pursuant to the registration, the custodian and the depositary are able to convert dividends and other distributions with respect to the preferred shares represented by ADSs into foreign currency and remit the proceeds outside Brazil. In the event that a holder of ADSs exchanges such ADSs for preferred shares, such holder will be entitled to continue to rely on the Depositary’s Registration for five business days after such exchange, following which such holder must seek to obtain its own electronic registration with the Central Bank. Thereafter, any holder of preferred shares may not be able to convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, such preferred shares, unless such holder is a duly qualified investor under Resolution 2,689 and obtains its own electronic registration.

If the holder appoints a representative in Brazil to act directly in the Brazilian market to acquire preferred shares, the holder will be subject to a less favorable Brazilian tax treatment than a holder of ADSs. Regardless of registration under Resolution 2,689, residents in tax havens are subject to less favorable tax treatment than other foreign investors. See Taxation—Brazilian Tax Considerations.

Under current Brazilian legislation, the federal government may impose temporary restrictions on remittances of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance of Brazil’s balance of payments. For approximately six months in 1989 and early 1990, the federal government froze all dividend and capital repatriations held by the Central Bank that were owed to foreign equity investors, in order to conserve Brazil’s foreign currency reserves. These amounts were subsequently released in accordance with federal government directives. There can be no assurance that the federal government will not impose similar restrictions on foreign repatriations in the future.

E.    Taxation

The following summary contains a description of the principal Brazilian and U.S. federal income tax consequences of the acquisition, ownership and disposition of preferred shares or ADSs, however it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase preferred shares or ADSs. The summary is based upon the tax laws of Brazil and regulations thereunder and on the tax laws of the United States and regulations thereunder as in effect on the date hereof, which are subject to change. Prospective purchasers of preferred shares or ADSs should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of preferred shares or ADSs.

Although there is at present no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in a treaty. No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect the U.S. holders of preferred shares or ADSs. Prospective holders of preferred shares or ADSs should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of preferred shares or ADSs in their particular circumstances.

Brazilian Tax Considerations

The following discussion summarizes the principal Brazilian tax consequences of the acquisition, ownership and disposition of preferred shares or ADSs by a holder not deemed to be domiciled in Brazil for Brazilian tax purposes (a “non-Brazilian holder”). This discussion does not address all the Brazilian tax considerations that may be applicable to any particular non-Brazilian holder, and each non-Brazilian holder should consult its own tax advisor about the Brazilian tax consequences of investing in preferred shares or ADSs.

Taxation of Dividends

Dividends paid by us in cash or in kind from profits generated on or after January 1, 1996 (i) to the depositary in respect of preferred shares underlying ADSs or (ii) to a non-Brazilian holder in respect of preferred shares will generally not be subject to Brazilian withholding tax. We do not have any undistributed profits generated before January 1, 1996.

Distributions of Interest on Capital

Brazilian corporations may make payments to shareholders characterized as interest on capital as an alternative form of making dividend distributions. The rate of interest may not be higher than the federal government’s long-term interest rate, or the TJLP, as determined by the Central Bank from time to time (11% per annum for the three-month period beginning January 2003). The total amount distributed as interest on capital may not exceed the greater of (i) 50% of net income (before taking the distribution and any deductions for income taxes into account) for the year in respect of which the payment is made or (ii) 50% of retained earnings for the year prior to the year in respect of which the payment is made. Payments of interest on capital are decided by the shareholders on the basis of recommendations of the company’s board of directors.

Distributions of interest on capital paid to Brazilian and non-Brazilian holders of preferred shares, including payments to the depositary in respect of preferred shares underlying ADSs, are deductible by us for Brazilian corporate income tax purposes. These payments are subject to Brazilian withholding tax at the rate of 15%.

No assurance can be given that our board of directors will not recommend that future distributions of profits will be made by means of interest on capital instead of by means of dividends.

Amounts paid as interest on capital (net of applicable withholding tax) may be treated as payments in respect of the dividends we are obligated to distribute to our shareholders in accordance with our bylaws (estatutos) and the Brazilian Corporate Law. Distributions of interest on capital in respect of the preferred shares, including distributions to the depositary in respect of preferred shares underlying ADSs, may be converted into U.S. dollars and remitted outside of Brazil, subject to applicable exchange controls.

Taxation of Gains

Gains realized outside Brazil by a non-Brazilian holder on the disposition of ADSs or preferred shares to another non-Brazilian holder are not subject to Brazilian tax.

Gains realized by non-Brazilian holders on dispositions of preferred shares in Brazil or in transactions with Brazilian residents may be free of Brazilian tax, taxed at a rate of 20% or taxed at a rate of 15%, depending on the circumstances.

Gains on the disposition of preferred shares obtained upon cancellation of ADSs are not taxed in Brazil if the disposition is made and the proceeds are remitted abroad within five business days after cancellation, unless the investor is a resident of a jurisdiction that, under Brazilian law, is deemed to be a “tax haven” (i.e., a country that does not impose any income tax or that imposes tax at a rate of less than 20%).

Gains realized through transactions with Brazilian residents or through transactions in Brazil off of the Brazilian stock exchanges are generally subject to tax at a rate of 15%.

Gains realized through transactions on Brazilian stock exchanges are generally subject to tax at a rate of 20%, unless the investor is entitled to tax-free treatment for the transaction under Resolution 2,689 of the CMN regulations, described immediately below.

Resolution 2,689, which as of March 31, 2000 superseded the Annex IV Regulations that previously provided tax benefits to foreign investors, extends favorable tax treatment to a non-Brazilian holder of preferred shares who has (i) appointed a representative in Brazil with power to take action relating to the investment in preferred shares, (ii) registered as a foreign investor with the CVM and (iii) registered its investment in preferred shares with the Central Bank. Under Resolution 2,689 securities held by foreign investors must be maintained under the custody of, or in deposit accounts with, financial institutions duly authorized by the Central Bank and the CVM. In addition, the trading of securities is restricted under Resolution 2,689 to transactions on Brazilian stock exchanges or qualified over-the-counter markets. Investors previously holding preferred shares under the Annex IV Regulations were required to bring their investments into conformity with Resolution 2,689 by June 30, 2000. The preferential treatment generally afforded under Resolution 2,689 and afforded to investors in ADSs is not available to residents of tax havens.

There can be no assurance that the current preferential treatment for holders of ADSs and non-Brazilian holders of preferred shares under Resolution 2,689 will be maintained.

Gain on the disposition of preferred shares is measured by the difference between the amount in Brazilian currency realized on the sale or exchange and the acquisition cost of the shares sold, measured in Brazilian currency, without any correction for inflation. The acquisition cost of shares registered as an investment with the Central Bank is calculated on the basis of the foreign currency amount registered with the Central Bank. See  “—Exchange Control—Registered Capital.”

Under current law, the tax rate for transactions on a Brazilian stock exchange is 20% for transactions occurring on or after January 1, 2002. Brazil’s tax treaties do not grant relief from taxes on gains realized on sales or exchanges of preferred shares.

Gains realized by a non-Brazilian holder upon the redemption of preferred shares will be treated as gains from the disposition of preferred shares to a Brazilian resident occurring off of a stock exchange and will accordingly be subject to tax at a rate of 15%.

Any exercise of preemptive rights relating to the preferred shares or ADSs will not be subject to Brazilian taxation. Gains on the sale or assignment of preemptive rights relating to the preferred shares will be treated differently for Brazilian tax purposes depending on (i) whether the sale or assignment is made by the depositary or the investor and (ii) whether the transaction takes place on a Brazilian stock exchange. Gains on sales or assignments made by the depositary on a Brazilian stock exchange are not taxed in Brazil, but gains on other sales or assignments may be subject to tax at rates up to 15%.

The deposit of preferred shares in exchange for the ADSs is not subject to Brazilian income tax if the preferred shares we registered under Resolution 2,689 and the respective holder is not in a tax haven jurisdiction. If the preferred shares are not so registered or the holder is in a tax haven jurisdiction, the deposit of preferred shares in exchange for ADSs may be subject to Brazilian capital gains tax at a rate of 15%.

The withdrawal of preferred shares in exchange for ADSs is not subject to Brazilian tax. On receipt of the underlying preferred shares, a non-Brazilian holder entitled to benefits under Resolution 2,689 will be entitled to register the U.S. dollar value of the shares with the Central Bank as described above, under “Registered Capital.” If a non-Brazilian holder does not qualify under Resolution 2,689, he will be subject to the less favorable tax treatment described above in respect of exchanges of preferred shares.

Other Brazilian Taxes

There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of preferred shares or ADSs by a non-Brazilian holder except for gift and inheritance taxes levied by some states in Brazil on gifts made or inheritances bestowed by individuals or entities not resident or domiciled in Brazil or in the relevant state to individuals or entities that are resident or domiciled within this state in Brazil. There are no Brazilian stamp, issue, registration, or similar taxes or duties payable by holders of preferred shares or ADSs.

A financial transaction tax, or the Imposto sobre Operações Financeiras, IOF tax may be imposed on a variety of transactions, including the conversion of Brazilian currency into foreign currency (e.g., for purposes of paying dividends and interest). The IOF tax rate on such conversions is currently 0%, but the minister of finance has the legal power to increase the rate to a maximum of 25%. Any increase will be applicable only prospectively.

The IOF may also be levied on transactions involving bonds or securities, or IOF/Títulos, even if the transactions are effected on Brazilian stock, futures or commodities exchanges. The rate of the IOF/Títulos with respect to preferred shares and ADSs is currently 0%. The minister of finance, however, has the legal power to increase the rate to a maximum of 1.5% of the amount of the taxed transaction per each day of the investor’s holding period, but only to the extent of gain realized on the transaction and only on a prospective basis.

In addition to the IOF tax, a second, temporary tax that applies to the removal of funds from accounts at banks and other financial institutions, or the Contribuição Provisória sobre Movimentação Financeira, CPMF tax, will be imposed on distributions in respect of ADSs at the time these distributions are converted into U.S. dollars and remitted abroad by the custodian. The CPMF tax was to expire in June 2002, but was extended until December 31, 2004. It is currently imposed at a rate of 0.38%. This rate will continue until December 31, 2003. After that date, the rate will be decreased to 0.08% beginning on January 1, 2004. From July 13, 2002, transactions conducted through the Brazilian stock exchanges in current accounts specified for stock exchange transactions, are exempt from the CPMF tax.

U.S. Federal Income Tax Considerations

The following is a description of the material United States federal income tax consequences of the ownership and disposition of the preferred shares or ADSs by U.S. Holders, as defined below. This summary is based on the Internal Revenue Code of 1986, as amended (referred to herein as the Code), final, temporary and proposed Treasury regulations, administrative pronouncements and judicial interpretations thereof, all of which are subject to change (possibly with retroactive effect), and to different interpretations. It is also based in part on representations by the depositary and assumes that each obligation under the Deposit Agreement and any related agreement will be performed in accordance with its terms. This discussion deals only with preferred shares and ADSs held as capital assets. It does not discuss all of the tax consequences that may be relevant to a holder in light of the holder’s particular circumstances or to holders subject to special rules, such as certain financial institutions, insurance companies, tax-exempt entities, dealers in securities or foreign currencies, partnerships and other pass-through entities, investors liable for the alternative minimum tax, persons who hold preferred shares or ADSs as part of an integrated investment (including a straddle) comprised of a preferred share or ADS and one or more other positions for tax purposes, persons whose functional currency is not the U.S. dollar or persons who actually or constructively own (directly or indirectly) 10% or more of our voting stock. Holders of preferred shares or ADSs should consult their own tax advisors with regard to the application of the United States federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any states or local or foreign taxing jurisdiction.

As used herein, the term “U.S. Holder” means a beneficial owner of preferred shares or ADSs that is, for United States federal income tax purposes, (1) a citizen or resident of the United States, (2) a corporation (or other entity treated as a corporation for United States federal income tax purposes) organized under the laws of the United States or of any political subdivision thereof, (3) an estate the income of which is subject to United States federal income taxation regardless of its source, or (4) a trust (i) if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust or (ii) the trust has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

In general, for United States federal income tax purposes, holders of American depositary receipts evidencing ADSs will be treated as the beneficial owners of the preferred shares represented by those ADSs. Deposits and withdrawals of preferred shares in exchange for ADSs will not result in the realization of gain or loss for United States federal income tax purposes.

Taxation of Dividends

Subject to the discussion under “—Passive Foreign Investment Company Rules” below, distributions (including the amount of any Brazilian taxes withheld therefrom) paid in respect of the preferred shares or ADSs, including distributions paid in the form of payments of interest on capital for Brazilian tax purposes, will constitute foreign source dividends includible as ordinary income for U.S. federal income tax purposes to the extent such distributions are made from our current or accumulated earnings and profits, as determined in accordance with U.S. federal income tax principles. To the extent, if any, that the amount of any distribution exceeds our current and accumulated earnings and profits as so computed, it will first reduce the U.S. Holder’s tax basis in its preferred shares or ADSs to the extent thereof, and, to the extent in excess of the U.S. Holder’s tax basis, will be treated as capital gain.

The amount of a distribution paid in reais will be measured by reference to the spot rate for converting reais into U.S. dollars in effect on the date the distribution is received by the depositary, or by a U.S. Holder, in the case of a holder of preferred shares. If the depositary (or U.S. Holder, in the case of a holder of preferred shares), does not convert such reais into U.S. dollars at the spot rate in effect on the date it receives them, it is possible that the U.S. Holder will recognize foreign currency loss or gain, which would be ordinary loss or gain, when the reais are converted into U.S. dollars. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution. Dividends paid by us will not be eligible for the dividends received deduction allowed to corporations under the Code.

Subject to certain limitations and restrictions, U.S. Holders will be entitled to a credit against its United States federal income tax liability, or a deduction in computing its United States federal taxable income, for Brazilian income taxes withheld by us. The limitation on foreign taxes eligible for credit is determined separately with respect to specific classes of income. For this purpose, dividends paid by us with respect to the preferred shares or ADSs will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income.” The U.S. Treasury Department has expressed concerns that parties to whom depositary shares such as the ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. Holders of such ADSs. Accordingly, the analysis of the creditability of Brazilian taxes described above could be affected by future actions that may be taken by the U.S. Treasury.

Taxation of Capital Gains

Subject to the discussion under “—Passive Foreign Investment Company Rules” below, upon a sale or exchange of preferred shares or ADSs, a U.S. Holder will recognize capital gain or loss for United States federal income purposes equal to the difference, if any, between the amount realized on the sale or exchange and the U.S. Holder’s adjusted tax basis in the preferred shares or ADSs. This gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period in the preferred shares or ADSs exceeds one year. The deductibility of capital losses is subject to limitations under the Code. The gain or loss generally will be treated as U.S. source income or loss. Consequently, if a Brazilian withholding tax is imposed on the sale or disposition of preferred shares or ADSs, and a U.S. Holder does not receive significant foreign source income from other sources, such U.S. Holder may not be able to derive effective United States foreign tax credit benefits in respect of such Brazilian withholding tax. If a Brazilian tax is withheld on the sale or disposition of preferred shares or ADSs, a U.S. Holder’s amount realized will include the gross amount of the proceeds of such sale or disposition before deduction of the Brazilian tax. See—Brazilian Tax Considerations—Taxation of Gains, for a description of when a disposition may be subject to taxation by Brazil.

Passive Foreign Investment Company Rules

We believe that we will not be considered a “passive foreign investment company”, or PFIC, for United States federal income tax purposes. However, because the determination of whether the preferred shares or ADSs constitute shares of a PFIC will be based upon the composition of our income and assets, and entities in which we hold at least a 25% interest, from time to time, there can be no assurance that the preferred shares or ADSs will not be considered shares of a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which a United States Holder held a preferred share or ADS, certain adverse consequences could apply to the U.S. Holder, including the imposition of higher amounts of tax than would otherwise apply to a U.S. Holder and additional tax form filing requirements. U.S. Holders are urged to consult their tax advisors regarding the consequences to them if we were considered to be PFIC as well as the availability and advisability of making an election to avoid the adverse United States federal income tax consequences of PFIC status should we be classified as a PFIC for any taxable year.

Information Reporting and Backup Withholding

Information returns may be filed with the Internal Revenue Service in connection with distributions on the preferred shares or ADSs and the proceeds from their sale or other disposition. A U.S. Holder may be subject to United States backup withholding tax on these payments if such U.S. Holder fails to provide its taxpayer identification number or comply with certain certification procedures or otherwise establish an exemption from backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against such U.S. Holder’s United States federal income tax liability and may entitle such U.S. Holder to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

F.    Dividends and Paying Agents

Not applicable.

G.    Statement of Experts

Not applicable.

H.    Documents on Display

We are subject to the information requirements of the Exchange Act, except that as a foreign issuer, we are not subject to the proxy rules or the short-swing profit disclosure rules of the Exchange Act. In accordance with these statutory requirements, we file or furnish reports and other information with the SEC. Reports and other information filed or furnished by us with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission’s Regional Offices at 233 Broadway, New York, New York 10279 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material may be obtained by mail from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may also inspect these reports and other information at the offices of the New York Stock Exchange, 11 Wall Street, New York, New York 10005, on which our ADSs are listed.

In addition, the Commission maintains a website that contains information filed electronically, which can be accessed over the Internet at http://www.sec.gov.

We also file financial statements and other periodic reports with the CVM. Copies of our annual report on Form 20-F and documents referred to in this annual report and our bylaws will be available for inspection upon request at our offices at Rua Martiniano de Carvalho, 851—21° Floor, 01321-001—São Paulo—SP—Brazil.

I.    Subsidiary Information

Not applicable.

ITEM 11.     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from changes in both foreign currency exchange rates and interest rates. Foreign exchange rate risk exists because certain of our costs and debt are denominated in currencies (primarily the U.S. dollar) other than those in which we earn revenues (primarily the real). Similarly, we are subject to market risk deriving from changes in interest rates which may affect the cost of our financing. We use derivative instruments, including currency and interest rate swaps to manage these market risks, and to hedge substantially all of our foreign currency-denominated indebtedness, however we do not hold or issue derivative or other financial instruments for trading purposes.

Exchange Rate Risk

We have exchange rate exposure especially with respect to the U.S. dollar. As of December 31, 2002, 90.9% of our indebtedness was denominated in foreign currency, of which R$3.8 billion was in U.S. dollars, R$1.6 million was in Canadian dollars and R$363.9 million was in Japanese yen. Hedge operations were made to fully cover the future maturities of the debts in foreign currency, subject to LIBOR, and fixed or variable interest. Gains or losses on these operations are recorded in income. In 2002, these transactions generated a consolidated gain of R$1.2 billion, with an asset on December 31, 2002 of R$890.5 million to recognize temporary gains.

As of December 31, 2002 and 2001, our net exposure to exchange rate risk, at book and market values, was as follows:

	2002		2001
	Book Value	Market Value	Book value	Market Value
	(in thousands of reais)
Loans and financing	4,169,662	3,318,458	4,004,032	4,090,102
Suppliers	74,857	74,857	—	—
Asset position on swaps	4,244,132	3,790,553	2,974,226	3,077,006
Asset position on options	—		1,027,937	(*	)

Net exposure	387	—	1,869	—

(*)	As of December 31, 2001, we had US$443.3 million of notional amounts for various option operations, including calls, call spreads and “Seagull hedging operations”, a type of hedging product. On that date, the market value of the option operations was an asset of R$23.6million in case we were to cancel while the asset book value was R$32.6 million. The Black & Scholes model was used in the valuation of options at market value.

The valuation method used for the calculation of the market value of loans, financings and hedge instruments (foreign exchange currency swap) was the discounted cash flow method taking into consideration expectations of liquidation or realization of assets and liabilities at market rates effective on the date of the balance sheet.

Since the 1999 currency devaluation, the effect of the subsequent fluctuation of the real against the U.S. dollar was limited because we repaid part of our foreign currency-denominated indebtedness in early 1999 and also because we have since entered into hedging transactions. Since September 1999, we have adopted a “no exchange rate risk” policy and therefore substantially all of our debts denominated in foreign currency are protected by hedges due on the same date as the payment of interest and principal.

Since we have hedged substantially all of our exchange rate risk with respect to our borrowings denominated in foreign currency, we do not have material exchange rate exposure with respect to these contracts. We also have exchange rate exposure with respect to our planned capital expenditures, where approximately 42.0% of these expenditures are linked to U.S. dollars, however we protect all of these expenditures with hedging transactions.

On December 31, 2002, 100% of our financial liabilities denominated in foreign currencies were covered by hedges whereby we effectively converted our foreign-exchange risks into local interest rate risks (CDI), the same rate as is earned by us on our invested funds.

Interest Rate Risk

We are exposed to interest rate risk. This risk originates from the possibility that we may incur losses due to local interest rate fluctuations. In 2002, in order reduce this risk, we have entered into derivative agreements, recorded at a book value of R$128.9 million and with an estimated market value of R$129.5 million, and we continuously monitor the market interest rates, in order to evaluate the need for other derivative operations.

We had R$4.6 billion and R$4.0 billion in loans and financing outstanding as of December 31, 2002 and December 31, 2001, respectively. Although as of December 31, 2002, R$3.9 billion of the financing bore interest at fixed rates, substantially all of it was effectively swapped under hedging arrangements for variable rate real-denominated obligations based on CDI. CDI instruments bear interest at a floating rate. We invest our cash and cash equivalents (R$490.6 million as of December 31, 2002) mainly in short-term instruments that earn interest based on CDI. However, our debt is not fully protected through hedging or other transactions against the potential adverse effects of variations in the CDI rates. Only our real-denominated debt, in the amount of R$416.7 million, is hedged against the risk of volatility of the CDI through interest rate swaps. Accordingly, our potential loss over one year that would have resulted from a hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rates applicable to financial assets and liabilities on December 31, 2002 would be approximately R$36.8 million.

The above sensitivity analyses are based on the assumption of an unfavorable 100 basis point movement of the interest rates applicable to each homogeneous category of financial assets and liabilities and sustained over a period of one year. A homogeneous category is defined according to the currency in which financial assets and liabilities are denominated and assumes the same interest rate movement within each homogeneous category (for example in U.S. dollars). As a result, our interest rate risk sensitivity model may overstate the impact of interest rate fluctuation for financial instruments as consistently unfavorable movements of all interest rates are unlikely. See “Note 31 to the consolidated financial statements.”

The greatest risk that we presently face is that there is no correlation between the monetary correction rates applicable to our debts and those applicable to our receivables. Telephone rate adjustments will not necessarily mirror increases in local interest rates affecting our debt.

Credit Risk

Credit risk arises from the possibility that we may incur losses from the inability to receive amounts billed to our customers. The credit risk on accounts receivable is diversified. In order to reduce this type of risk, we perform credit analysis to manage the risk of default, and limit the indebtedness, interrupting access to telephone lines in case the customer does not pay the related bills in 30 days. Exceptions are made for telecommunications services that should be maintained for security or national defense reasons.

As of December 31, 2002, our customer portfolio had no records for subscribers whose receivables were, individually, higher than 1% of the total accounts receivable from services.

ITEM 12.     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

As of December 31, 2002, we were party to certain loan and financing agreements that contained covenants which restricted, among other things:

(1)	the ability of Telebrás to dispose of all or a substantial part of its assets or to cease to control operating subsidiaries of the Telebrás System;

(2)	the ability of the federal government to dispose of its controlling interest in the Telebrás System; and

(3)	our ability to incur financial risk, to the extent that the risk could not be greater than the financial risk incurred by Brazil.

Despite the breakup of Telebrás on May 22, 1998, the privatization of the resulting companies on July 29, 1998 and the announced liquidation of Telebrás, we are not in default of the above described covenants as our financial risk never superseded the financial risk incurred by Brazil, once to be in default, we would be required to breach all of the above mentioned covenants.

ITEM 14.     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable

ITEM 15.     DISCLOSURE CONTROLS AND PROCEDURES

Our chief executive officer and our chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in the U.S. Securities Exchange Act of 1934 under Rules 13a-14(c)) within 90 days of the date of this annual report, have concluded that, as of that date, our disclosure controls and procedures were effective to ensure that material information relating to us was made known to them by others within our company particularly during the period in which this annual report and accounts were being prepared.

There were no significant changes in our internal controls or in other factors that could significantly affect these controls and procedures subsequent to the date our chief executive officer and our chief financial officer completed their evaluation, nor were there any significant deficiencies or material weaknesses in our internal controls requiring corrective actions.

ITEM 16.     [RESERVED]

Not applicable

PART III

ITEM 17.     FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this Item.

ITEM 18. FINANCIAL	STATEMENTS

Reference is made to pages F-1 through F-69.

ITEM 19.     EXHIBITS

Exhibit Number	Description

1.1	Bylaws in English of Telecomunicações de Sao Paulo S.A.—Telesp, as amended

2.(a)	Deposit Agreement dated as of July 27, 1998 among Telesp Participações S.A., The Bank of New York, as Depositary, and Owners and Beneficial Owners of American Depositary Receipts issued thereunder.*

4.(a)1	Consulting Services Agreement dated May 17, 1999 (Portuguese original)**

4.(a)2	Consulting Services Contract dated May 17, 1999 (English version)**

8.1	List of Subsidiaries (See “Item 4.C—Organizational Structure”)

12.(a)1	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith)

12.(a)2	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith)

*	Incorporated by reference to our predecessor holding company, Telesp Participações S.A. registration statement on Form F-6 (No. 333-9474) filed with the Commission on September 30, 1998.
**	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2000 filed with the Commission on June 29, 2001.

GLOSSARY OF TELECOMMUNICATIONS TERMS

The following explanations are not intended as technical definitions, but to assist the reader in understanding certain terms as used in this annual report.

Analog:  A mode of transmission or switching which is not digital, e.g., the representation of voice, video or other modulated electrical audio signals which are not in digital form.

ATM (Asynchronous Transfer Mode):  A broadband switching technology that permits the use of one network for different kinds of information (e.g., voice, data and video).

Base station:  A radio transmitter/receiver that maintains communications with cellular telephones within a given cell. Each base station in turn is interconnected with other base stations and with public switched telephone networks.

Cellular service:  A cellular telecommunications service provided by means of a network of interconnected low-powered base stations, each of which covers one small geographic cell within the total cellular telecommunications system service area.

Digital:  A mode of representing a physical variable such as speech using digits 0 and 1 only. The digits are transmitted in binary form as a series of pulses. Digital networks allow for higher capacity and higher flexibility through the use of computer-related technology for the transmission and manipulation of telephone calls. Digital systems offer lower noise interference and can incorporate encryption as a protection from external interference.

IDSN (Integrated Digital Services Network):  A system in which several services (e.g., voice and data) may be simultaneously transmitted end-to-end in digital form.

Internet:  A collection of interconnected networks spanning the entire world, including university, corporate, government and research networks from around the globe. These networks all use the IP (Internet Protocol) communications protocol.

IP (Internet protocol):  An interconnection protocol for sub-networks, in particular for those with different physical characteristics used by the Internet.

Network:  An interconnected collection of elements. In a telephone network, these consist of switches connected to each other and to customer equipment. The transmission equipment may be based on fiber optic or metallic cable or point-to-point radio connections.

Network usage charge:  Amount paid per minute charged by network operators for the use of their network by other network operators. Also known as an “access charge” or “interconnection charge.”

Optical fiber:  A transmission medium which permits extremely high capabilities. It consists of a thin strand of glass that provides a pathway along which waves of light can travel for telecommunications purposes.

PBX (Private Branch Exchange):  Telephone switchboard for private use, but linked to a telephone network.

Private leased circuits:  Voice, data or image transmission mediums leased to users for their exclusive use.

SDH (Synchronous Digital Hierarchy):  A hierarchical set of digital transport structures, standardized for the transport of adapted payloads over physical transmission networks.

STFC (Serviço Telefònico Fixo Comutado):  transmission of voice and other signals between determined fixed points.

Switch:  Devices used to set up and route telephone calls either to the number called or to the next switch along the path. They may also record information for billing and control purposes.

Universal service:  The obligation to supply basic service to all users throughout the national territory at reasonable prices.

TELECOMUNICAÇÕES DE SÃO PAULO S.A.—TELESP

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002, 2001 and 2000

Deloitte Touche Tohmatsu Rua Alexandre Dumas, 1.981 04717-906—São Paulo—SP Brasil

Telefone: (11) 5185-2444 Fac-simile: (11) 5181-2911 www.deloitte.com.br	[GRAPHIC APPEARS HERE]

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Shareholders of

Telecomunicações de São Paulo S.A.—TELESP

São Paulo, Brazil:

1.	We have audited the accompanying consolidated balance sheets of TELECOMUNICAÇÕES DE SÃO PAULO S.A.—TELESP (a Brazilian corporation, formerly TELESP PARTICIPAÇÕES S.A.) and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in financial position and changes in shareholders’ equity for each of the years in the three-year period ended December 31, 2002, all expressed in Brazilian reais, adjusted for price level changes through December 31, 2000. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

2.	We conducted our audits in accordance with auditing standards generally accepted in Brazil and in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3.	In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Telecomunicações de São Paulo S.A.—TELESP and subsidiaries as of December 31, 2002 and 2001, and the results of their operations, the changes in their financial position and the changes in shareholders’ equity for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in Brazil.

4.	Accounting principles generally accepted in Brazil vary in certain respects from accounting principles generally accepted in the United States of America (US GAAP). The application of accounting principles generally accepted in the United States of America would have affected results of operations for each of the years in the three-year period ended December 31, 2002 and shareholders’ equity of Telecomunicações de São Paulo S.A.—TELESP and subsidiaries as of December 31, 2002 and 2001 to the extent summarized in Note 34 to the consolidated financial statements.

5.	Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The consolidated statements of cash flow for each of the years in the three-year period ended December 31, 2002 are presented for purposes of additional analysis and are not a required part of the basic consolidated financial statements under accounting principles generally accepted in Brazil. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/    DELOITTE TOUCHE TOHMATSU

April 30, 2003

TELECOMUNICAÇÕES DE SÃO PAULO S.A.—TELESP

CONSOLIDATED BALANCE SHEETS AS OF

DECEMBER 31, 2002 AND 2001

(In thousands of Brazilian reais)

			December 31,
	Note		2002	2001
Current assets:
Cash and cash equivalents	12		490,640	206,298
Trade accounts receivable, net.	13		1,982,051	1,781,382
Deferred and recoverable taxes	14		1,003,093	1,074,054
Unrealized gains on derivative transactions	31		890,520	—
Other assets	15		337,516	603,759

Total current assets			4,703,820	3,665,493

Noncurrent assets:
Deferred and recoverable taxes	14		698,206	963,449
Other assets	15		325,322	360,602

Total noncurrent assets			1,023,528	1,324,051

Permanent assets:
Investments	16		190,250	162,038
Property, plant and equipment, net	17		18,892,926	21,118,575
Deferred charges	18		245,075	190,838

Total permanent assets			19,328,251	21,471,451

Total assets			25,055,599	26,460,995

Current liabilities:
Payroll and related accruals	19		91,741	106,489
Accounts payable and accrued expenses	20		1,075,788	1,265,367
Taxes other than income taxes	21		509,682	445,784
Dividends payable	22		599,999	901,333
Income taxes	10		145,621	262,021
Loans and financing	23		2,471,429	2,636,228
Reserve for contingencies	25		37,502	7,882
Other liabilities	24		332,304	626,889

Total current liabilities			5,264,066	6,251,993

Long-term liabilities:
Income taxes	10		856,276	1,152,613
Loans and financing	23		2,114,968	1,367,804
Pension and other postretirement benefits	26		145,084	144,178
Reserve for contingencies	25		367,159	374,679
Other liabilities	24		45,303	70,945

Total noncurrent liabilities			3,528,790	3,110,219

Shareholders’ equity:
Share capital	27	a	7,774,061	7,436,171
Capital reserves	27	b	3,485,759	3,486,206
Income reserves	27	c	547,806	840,259
Retained earnings	27	d	4,452,607	5,333,637

Total shareholders’ equity			16,260,233	17,096,273

Funds for capitalization:
Expansion plan contributions			660	660
Other funds			1,850	1,850

Total funds for capitalization			2,510	2,510

Total liabilities and shareholders’ equity			25,055,599	26,460,995

The accompanying notes are an integral part of these consolidated financial statements.

TELECOMUNICAÇÕES DE SÃO PAULO S.A.—TELESP

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(In thousands of Brazilian reais—except share and earnings per thousand shares)

			Years ended December 31,
	Note		2002	2001	2000
Net operating revenue	4		10,088,114	9,048,848	7,515,402
Cost of goods and services	5		(6,639,981)	(5,788,207)	(5,118,189)

Gross profit			3,448,133	3,260,641	2,397,213

Operating expenses:
Selling expense	6	a	(1,010,615)	(835,485)	(596,948)
General and administrative expense	6	b	(892,703)	(915,391)	(762,898)
Other operating expense, net	7		(359,688)	(260,224)	(21,289)

Operating income from continuing operations before financial income/expense			1,185,127	1,249,541	1,016,078

Financial expense, net	8		(754,869)	(335,738)	(64,429)

Operating income			430,258	913,803	951,649

Nonoperating income (expense), net	9		(45,145)	(46,015)	29,937

Income before taxes and minority interest			385,113	867,788	981,586
Income and social contribution taxes	10		71,405	63,057	(51,496)
Minority interest			—	—	(1,544)

Net income for the year			456,518	930,845	928,546

Shares outstanding at December 31 (thousands)			493,592,279	493,665,346	493,665,346

Earnings per thousand shares outstanding at December 31 (reais)			0.92	1.89	1.88

The accompanying notes are an integral part of these consolidated financial statements.

TELECOMUNICAÇÕES DE SÃO PAULO S.A.—TELESP

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(In thousands of Brazilian reais)

	Years ended December 31,
	2002	2001	2000
SOURCE OF FUNDS:
From operations:
Net income for the year	456,518	930,845	928,546
Items not affecting working capital	4,486,441	3,670,565	2,985,048

Depreciation and amortization	3,733,462	3,289,790	2,949,191
(Gain) loss from equity holding of subsidiaries	(15,709)	(4,540)	4,284
Monetary and exchange variations on noncurrent items, net	622,200	218,872	6,938
Provision for losses on investments	48,800	—	(753)
(Gain) loss on permanent asset disposals	35,842	66,988	(47,434)
Reserves for contingencies	35,581	64,890	36,226
Amortization of goodwill on acquisition of CETERP	34,567	34,565	35,039
Pension and other postretirement plans	906	—	—
Minority interest in subsidiary	—	—	1,544
Other	(9,208)	—	13

Total from operations	4,942,959	4,601,410	3,913,594

From third parties:
Increase in long-term liabilities	579,376	868,252	147,536
Proceeds from issuance of stock	—	—	13
Unclaimed dividends	80,928	22,070	13,133
Donations and subsidies for investment	2,415	1,702	1,447
Transfer from noncurrent to current assets	473,608	416,908	1,070,979
Transfer from property, plant and equipment to noncurrent assets	—	94,505	—
Proceeds from investment disposals	20,766	249	172,141
Proceeds from sale of property, plant and equipment	45,839	8,056	5,352
Special reserve for dividends—adjustment on exempt shareholders	921	356	9,521
Other	643	190	—

Total sources	6,147,455	6,013,698	5,333,716

USES OF FUNDS:
Increase in noncurrent assets	197,698	631,584	47,396
Increase in permanent assets	1,696,312	4,545,398	4,327,709

Investments	27,750	9,600	107,254
Property, plant and equipment	1,571,166	4,480,260	4,218,857
Deferred charges	97,396	55,538	1,598
Transfer from long-term to current liabilities	850,369	511,425	618,392
CTBC/CETERP dissident shareholders	2,862	794	19,730
Dividends/interest on shareholders’ equity	1,373,960	1,060,392	1,027,173
Negative working capital merged from CETERP	—	—	11,753
Prior year adjustments—pension and other postretirement benefits	—	96,545	—
Working capital from spin-off of Telefônica Data Brasil holding S.A	—	16,309	—
Other	—	—	362

Total uses	4,121,201	6,862,447	6,052,515

Increase (decrease) in working capital	2,026,254	(848,749)	(718,799)

Changes in working capital represented by:
Current assets
At the beginning of year	3,665,493	2,859,630	2,359,788
At the end of year	4,703,820	3,665,493	2,859,630

	1,038,327	805,863	499,842

Current liabilities
At the beginning of year	6,251,993	4,597,381	3,378,740
At the end of year	5,264,066	6,251,993	4,597,381

	(987,927)	1,654,612	1,218,641

Increase (decrease) in working capital	2,026,254	(848,749)	(718,799)

The accompanying notes are an integral part of these consolidated financial statements.

TELECOMUNICAÇÕES DE SÃO PAULO S.A.—TELESP

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(In thousands of Brazilian reais)

	Share capital	Capital Reserves			Income reserves		Retained Earnings	Total
		Share premium	Donations and subsidies	Other capital reserves	Legal reserve	Special reserve for dividends
Balances at December 31, 1999	7,487,833	3,438,646	345	248	341,693	543,925	6,036,086	17,848,776
Donations and subsidies for investments	—	—	1,080	—	—	—	—	1,080
Capital increase
Expansion plan contributions	157,059	98,978	—	—	—	—	—	256,037
Shareholders’ funds	8	5	—	—	—	—	—	13
Decrease due to insufficiency on issuance of shares	—	(34,274)	—	—	—	—	—	(34,274)
Public offering of shares	—	(76)	—	—	—	—	—	(76)
Net assets received on the merger of CETERP	9,336	—	—	—	—	—	—	9,336
Dissident shareholders of CTBC	—	(19,654)	—	—	—	—	—	(19,654)
Unclaimed dividends	—	—	—	—	—	—	13,133	13,133
Consolidation adjustments
Donations and subsidies for investments	—	—	—	—	—	—	5	5
Deferred tax on full indexation	—	—	—	—	—	—	(468,425)	(468,425)
Reversal of income tax on interest on shareholders’ equity—tax exempt shareholders	—	—	—	—	—	9,521	—	9,521
Reversal of special reserve for dividends	—	—	—	—	—	(553,446)	—	(553,446)
Net income for the year	—	—	—	—	—	—	928,546	928,546
Appropriations:
Transfers to reserves	—	—	—	—	73,503	—	(73,503)	—
Interest on shareholders’ equity	—	—	—	—	—	345,892	(696,463)	(350,571)
Income tax on interest on shareholders’ equity	—	—	—	—	—	—	(122,905)	(122,905)

Balances at December 31, 2000	7,654,236	3,483,625	1,425	248	415,196	345,892	5,616,474	17,517,096
Capital decrease from spin-off Telefônica Data Brasil Holding S.A	(218,065)	—	—	—	—	—	—	(218,065)
Addition to special reserve for dividends	—	—	—	—	—	356	—	356
Donations and subsidies for investments	—	—	1,702	—	—	—	—	1,702
Public offering of shares	—	(794)	—	—	—	—	—	(794)
Unclaimed dividends	—	—	—	—	—	—	22,070	22,070
Prior year adjustments:
Pension and other post-retirement benefit plans accruals—CVM Instruction nº 371 of December 13, 2000	—	—	—	—	—	—	(144,096)	(144,096)
Income and social contribution taxes on pension and post-retirement benefit plans accruals	—	—	—	—	—	—	47,551	47,551
Reversal of special reserve for dividends	—	—	—	—	—	(346,248)	—	(346,248)
Net income for the year	—	—	—	—	—	—	930,845	930,845
Appropriations:
Transfers to reserves	—	—	—	—	78,815	—	(78,815)	—
Interest on shareholders´ equity	—	—	—	—	—	346,248	(901,333)	(555,085)
Income tax on interest on shareholders´equity	—	—	—	—	—	—	(159,059)	(159,059)

TELECOMUNICAÇÕES DE SÃO PAULO S.A.—TELESP

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(In thousands of Brazilian reais)

	Share capital	Capital Reserves			Income reserves		Retained Earnings	Total
		Share premium	Donations and subsidies	Other capital reserves	Legal reserve	Special reserve for dividends
Balances at December 31, 2001	7,436,171	3,482,831	3,127	248	494,011	346,248	5,333,637	17,096,273
Capital increase	337,890						(337,890)	—
Addition to special reserve for dividends	—	—	—	—	—	921	—	921
Donations and subsidies for investments	—	—	2,415	—	—	—	—	2,415
Public offering of shares	—	(2,862)	—	—	—	—	—	(2,862)
Unclaimed dividends	—	—	—	—	—	—	80,928	80,928
Reversal of special reserve for dividends	—	—	—	—	—	(347,169)	—	(347,169)
Net income for the year	—	—	—	—	—		456,518	456,518
Appropriations:
Transfer for reserves	—	—	—	—	53,795	—	(53,795)	—
Dividends	—	—	—	—	—	—	(441,513)	(441,513)
Interest on shareholders’ equity	—	—	—	—	—	—	(497,486)	(497,486)
Income tax on interest on shareholders’ equity	—	—	—	—	—	—	(87,792)	(87,792)

Balances at December 31, 2002	7,774,061	3,479,969	5,542	248	547,806	—	4,452,607	16,260,233

The accompanying notes are an integral part of these consolidated financial statements.

TELECOMUNICAÇÕES DE SÃO PAULO S.A.—TELESP

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(In thousands of Brazilian reais)

	Years ended December 31,(a)
	2002	2001	2000
Cash flow provided by operations:
Net income for the year	456,518	930,845	928,546
Adjustments to reconcile net income to cash provided by operations:
Depreciation and amortization	3,733,462	3,289,790	2,949,191
Minority interests	—	—	1,544
Monetary /exchange variation on loans and financing	1,684,908	282,570	5,808
(Gain) loss on permanent asset disposals	35,842	66,988	(47,434)
(Gain) loss from equity holding of subsidiaries	(15,709)	(4,540)	4,284
Amortization of goodwill on acquisition of CETERP	34,567	34,565	35,039
Amortization of deferred charges	—	—	13
Allowance for doubtful accounts	371,188	306,894	89,977
Pension and other postretirement benefit plans	906	—	—
Other	(9,208)	190	(753)
(Increase) decrease in operating assets:
Trade accounts receivable	(571,857)	(485,762)	(335,323)
Other current assets	(655,997)	(256,318)	(207,417)
Other noncurrent assets	32,442	(411,613)	(3,341)
Increase (decrease) in operating liabilities:
Payroll and related accruals	(14,748)	4,293	(35,573)
Accounts payable and accrued expenses	(189,579)	(367,657)	254,100
Taxes other than income taxes	63,898	156,565	21,401
Other current liabilities	(397,901)	207,333	(148,397)
Accrued interest	80,081	92,438	33,333
Income taxes	(61,692)	(322,673)	238,681
Reserve for contingencies	22,100	209,070	(146,064)
Other noncurrent liabilities.	(25,642)	36,351	(9,799)

Cash provided by operations	4,573,579	3,769,329	3,627,816

Cash flow from investing activities:
Additions to investments, net of cash acquired	(14,080)	—	(279,465)
Proceeds from investment disposals	20,766	249	172,141
Additions to property, plant, and equipment	(1,568,751)	(4,478,558)	(4,217,772)
Additions to deferred charges	(97,396)	(55,538)	(1,598)
Proceeds from asset disposals	45,839	8,056	5,352

Cash (used in) investing activities	(1,613,622)	(4,525,791)	(4,321,342)

Cash flow from financing activities:
Loans repaid	(3,306,301)	(1,327,059)	(587,298)
New loans obtained	2,123,677	3,057,723	1,312,372
Proceeds from Telesp Celular loan	—	—	582,432
Proceeds from issuance of shares	—	—	13
CTBC/CETERP dissident shareholders	(2,862)	(794)	(19,730)
Cash paid on spin-off of Telefônica Data Brasil Holding SA	—	(54,765)	—
Dividends paid	(1,490,129)	(809,381)	(572,510)

Cash provided by (used in) financing activities	(2,675,615)	865,724	715,279

Increase in cash and cash equivalents	284,342	109,262	21,753
Cash and cash equivalents at beginning of year	206,298	97,036	75,283

Cash and cash equivalents at end of year	490,640	206,298	97,036

(a)	See supplementary cash flow information in Note 11.

The accompanying notes are an integral part of these consolidated financial statements.

TELECOMUNICAÇÕES DE SÃO PAULO S.A.—TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2002, 2001 and 2000

(Amounts expressed in thousands of Brazilian reais)

1. Operations	and background

a. Formation	of the Company, its controlling shareholders and corporate reorganization

Telecomunicações de São Paulo S.A.—Telesp (formerly Telesp Participações S.A.—TelespPar, “TelespPar”), hereafter denominated as “the Company” or “Telesp”, was formed pursuant to article 189 of Law No. 9,472/97 of the General Telecommunications Law based on Decree No. 2,546 on April 14, 1998, as part of the spin-off of Telecomunicações Brasileiras S.A.—TELEBRÁS.

On July 29, 1998, the Federal Government sold, in a public auction held at the Rio de Janeiro Stock Exchange (BOVERJ), the TelespPar (holding company of Telecomunicações de São Paulo S.A.—Telesp and Companhia Telefônica da Borda do Campo—CTBC) controlling shares which were purchased by Tele Brasil Sul Participações S.A.—TBS (a consortium controlled by Telefónica Internacional S.A.—TISA, which is controlled by Telefõnica S.A.). As a result of subsequent mergers in this consortium, on January 10, 1999, SPT Participações S.A. (“SPT”) held TelespPar’s controlling shares. On November 30, 1999, as previously approved by the National Telecommunications Agency (the Brazilian telecommunication regulatory agency, “ANATEL”), TelespPar’s restructuring was completed through successive mergers as follows: (i) merger of CTBC into Telesp; (ii) merger of Telesp into TelespPar; and (iii) merger of SPT into TelespPar. After these mergers, SP Telecomunicações Holding S.A. (controlled by TISA) became the controlling shareholder of TelespPar. The name of TelespPar was changed to Telecomunicações de São Paulo S.A.—Telesp.

On June 30, 2000, the public offering for the exchange of all outstanding shares of the Company for Brazilian Depositary Receipts BDRs, representing shares of Telefónica S.A. was concluded. As a result of this public offering and subsequent changes, on December 31, 2002, Telefónica S.A. holds, directly and indirectly, 84.34% of the common shares and 88.87% of the preferred shares of the Company.

The Company is registered with the Brazilian Securities Commission (CVM) as a publicly-held company and its shares are traded on the São Paulo Stock Exchange—BOVESPA. The Company is also registered with the Securities and Exchange Commission—SEC, in the United States of America, and its American Depositary Shares—ADSs, level II, are traded on the New York Stock Exchange—NYSE.

b. The	telecommunications services subsidiaries and associated companies

Subsidiaries

Up to November 30, 1999, the subsidiaries Telesp and CTBC were the principal providers of local fixed line telecommunications services in the State of São Paulo, under a Federal Government concession, which will expire on December 31, 2005 and is renewable for another period of 20 years.

Due to the corporate restructuring mentioned above, the operations of Telesp and CTBC were assumed by the Company beginning November 30, 1999.

On October 29, 1999, the wholly-owned subsidiary Assist Telefônica S.A. was formed to provide technical assistance services, internal telecommunication network installation and maintenance, as well as the sale and rental of telephone equipment and sets.

TELECOMUNICAÇÕES DE SÃO PAULO S.A.—TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2002, 2001 and 2000

(Amounts expressed in thousands of Brazilian reais)

On December 22, 1999, the Company acquired in a public auction from the Municipality of Ribeirão Preto the controlling shares of Centrais Telefônicas de Ribeirão Preto S.A.—Ceterp (“Ceterp”), and its subsidiary Ceterp Celular S.A. On October 4, 2000, in accordance with the rules established in the privatization process, the Company concluded the acquisition through public offering of the common and preferred shares from minority shareholders. After these acquisitions, the Company held 96.97% of the preferred shares and 99.85% of the common shares of Ceterp. On November 27, 2000, in accordance with the rules applicable to the Brazilian telecommunications market, Ceterp sold its subsidiary Ceterp Celular S.A. to Telesp Celular Participações S.A (“Telesp Celular”). Additionally, on November 30, 2000, Ceterp was merged into the Company.

On August 3, 2000, the wholly-owned subsidiary Telefônica Empresas S.A. was formed to provide packet-switched data network service. On November 24, 2000, the Company made a capital increase in the subsidiary with cash and the contribution of real property related to the packet-switched data network service, including the transfer of the authorization to explore this service.

On January 30, 2001, Telefônica Data Brasil Holding S.A. was formed, resulting from a partial spin-off of the Company’s net assets to the Company’s shareholders. These assets were represented by the investment in the wholly-owned subsidiary Telefônica Empresas S.A. and accounts receivable. The objective of the formation of Telefônica Data Brasil Holding S.A. is to segregate operating activities related to packet-switched data network services, due to the operating and administrative reorganization in 2000.

Associated companies

Aliança Atlântica Holding B.V., a company formed under the laws of Netherlands in Amsterdam, is a joint venture constituted in 1997 by Telebrás and Portugal Telecom, where Telebrás held a 50% share ownership and Portugal Telecom held the remaining 50%. As a consequence of the spin-off of Telebrás on February 1998, its share ownership in Aliança Atlântica was transferred to the Company. Currently, the Company holds a 50% in the share ownership of Aliança Atlântica and Telefónica S.A. holds the remaining 50%.

Companhia AIX de Participações was formed in 2001 to explore, directly and indirectly, activities related to the execution, conclusion and commercial exploration of underground cables to optic fiber. On December 31, 2002, the Company holds a 32% in the share ownership of Companhia AIX. This investment is carried under the equity method.

2.	Presentation of the financial statements

The financial statements were prepared in accordance with accounting principles generally accepted in Brazil (Brazilian GAAP) and additional regulations of the “Comissão de Valores Mobiliários”, the Brazilian Securities Commission (CVM).

The presentation of the consolidated financial statements is consistent with the presentation of the published financial statements of the Company, except for certain reclassifications within the consolidated balance sheets, the consolidated statements of income, and consolidated statement of cash flow which have been made to conform with previously published financial statements to the 2002 presentation, and for the effects of inflation, as discussed in notes 2(b) and 2(c).

TELECOMUNICAÇÕES DE SÃO PAULO S.A.—TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2002, 2001 and 2000

(Amounts expressed in thousands of Brazilian reais)

a.	Consolidated financial statements

The consolidated financial statements include the accounts and transactions of: (i) the Company, as the operating company for telecommunication services; (ii) its wholly-owned subsidiary Assist Telefônica S.A.; (iii) its previously wholly-owned subsidiary Telefônica Empresas S.A. for the period from August 3, 2000 to December 31, 2000 (the effective date of the spin-off from the Company); (iv) Ceterp, consolidated from January 1, 2000 to October 31, 2000 (the effective date of the merger); and (v) its consolidated subsidiary Aliança Atlântica Holding B.V. beginning June 30, 2000. All material intercompany accounts and transactions have been eliminated in consolidation.

The portion of net income attributable to minority shareholders of subsidiaries is classified in the statements of income as minority interest. Minority interest in 2000 relates to net income attributable to minority shareholders of Ceterp up to October 31 (effective date for the merger).

b.	Full indexation to December 31, 2000

As a result of legislation mandating the discontinuation of the indexation system for Brazilian corporate law accounting and tax purposes together with the option granted by the CVM, Telesp’s and its predecessors’ consolidated financial statements as of and for the years ended December 31, 2002, 2001 and 2000, as published in Brazil, do not recognize the effects of changes in the purchasing power of the Brazilian currency that would have otherwise been required under the comprehensive indexation system, which was applied through December 31, 1995. Nevertheless, in order to comply with the requirements of accounting principles generally accepted in Brazil (“Brazilian GAAP”), the accompanying financial statements have been fully indexed through December 31, 2000.

In July 1997, the three-year cumulative inflation rate for Brazil fell below 100%. However, for accounting purposes, the constant currency method continued to be applied through December 31, 2000 in accordance with Brazilian GAAP. Therefore, the financial statements of the Company as of and for the year ended December 31, 2000 were prepared using the integral restatement method to express the balances of the Company in a currency of constant purchasing power of December 31, 2000.

Accordingly, all relevant nonmonetary assets and liabilities, shareholders’ equity accounts, and all components of the statements of income, changes in shareholders’ equity and changes in financial position and notes were updated to reflect the changes in the inflation index to December 31, 2000. Also, the gains and losses on monetary assets and liabilities attributable to changes in the index, calculated on a monthly basis, were allocated to the corresponding income or expense items in the statements of income.

The price-level adjustments recorded to reflect the current purchasing power of the currency do not purport to change the prior-period financial statements in any way, but only to update the amounts to a constant currency measurement unit.

For official purposes, such as providing reports to Brazilian shareholders, filing financial statements with the CVM, and determining dividend payments and other distributions and tax liabilities in Brazil, the Company has published, and will continue to publish, its consolidated financial statements as of and for the years ended December 31, 2002, 2001 and 2000 prepared in accordance with the Law 6,404 of December 15, 1976, as amended, or the Brazilian corporate law method (“BRCL”“), which no longer recognize the effects of inflation beginning January 1, 1996.

TELECOMUNICAÇÕES DE SÃO PAULO S.A.—TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2002, 2001 and 2000

(Amounts expressed in thousands of Brazilian reais)

The principal criteria adopted to prepare the fully indexed consolidated financial statements for the year ended December 31, 2000, in accordance with the practices described in Note 3, were as follows:

i.    Inflation restatement index

The consolidated financial statements as of and for the year ended 2000 were indexed and expressed in the currency of constant purchasing power as of December 31, 2000 by using the average monthly values of the Índice Geral de Preços-Mercado (the General Price Index-Market or the “IGP-M”, published by the Fundação Getúlio Vargas) for the year ended December 31, 2000, which was 9.95%.

ii.    Consolidated statements of income for 2000

Items in the consolidated statements of income are adjusted by:

•	allocating inflationary holding gains or losses on interest bearing monetary assets and liabilities to their corresponding interest income and expense captions;

•	allocating inflationary holding gains and losses from other monetary items to their corresponding income or expense captions. Amounts without a corresponding income or expense caption were allocated to “Other operating income, net.”

iii.    Deferred income tax effects of indexation adjustments in 2000

As a result of legislation mandating the discontinuation of the indexation system for Brazilian corporate law and tax purposes beginning January 1, 1996, the indexation of assets and liabilities for financial reporting purposes herein is not permitted for tax purposes. Accordingly, a deferred tax liability arises from the excess of net assets for financial reporting purposes over the tax basis of these net assets. The resulting additional deferred tax liability of R$468,425 in 2000 was recorded as a charge to retained earnings (see Note 10).

c.	Financial statements as of and for the year ended December 31, 2002 and 2001

As mentioned above, companies which prepare their financial statements in compliance with Brazilian GAAP (including the financial statements prepared using the constant currency method) should cease to recognize inflationary effects starting January 1, 2001, as the disclosure of inflationary effects subsequent to that date is mandatory only in cases when the accumulated inflation rate measured by the “IGP-M” in the latter three years reaches 100% or more. Accounting differences between financial statements prepared in accordance with Brazilian GAAP (including the constant currency method) and those prepared in accordance with BRCL as of December 31, 2000 shall remain registered in the financial statements and shall diminish as a result of the realization (e.g., depreciation, amortization or write-offs) of the related assets and liabilities that gave rise to the differences.

Considering that annual inflation for 2002 and 2001 was 25.31% and 10.37%, respectively, and that the cumulative inflation for three-year periods ended December 31, 2002 and 2001 was 52.07% and 45.73%, respectively, effects of inflation for the years ended December 31, 2002 and 2001 have not been recognized for Brazilian GAAP purposes.

TELECOMUNICAÇÕES DE SÃO PAULO S.A.—TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2002, 2001 and 2000

(Amounts expressed in thousands of Brazilian reais)

However, the effects of inflation recorded under Brazilian GAAP for the period from January 1, 1996 through December 31, 2000 were not recorded under BRCL and generated the following effects on net income and shareholders’ equity as of and for the years ended December, 31 2002, 2001 and 2000:

	2002	2001	2000
Net income under BRCL	1,075,872	1,576,305	1,470,062
(-) realization of assets (depreciation, amortization and write-offs)	(938,415)	(977,970)	(811,529)
(-) inflationary losses	—	—	(8,670)
(+) reversal of deferred taxes	319,061	332,510	278,868
(-) minority interest	—	—	(185)

(=) net income under Brazilian GAAP	456,518	930,845	928,546

	2002	2001	2000
Shareholders’ equity as of December 31 under BRCL	14,482,637	14,699,323	14,464,420
(+) balance remaining from the constant currency method through December 31, 2000	2,693,783	3,632,198	4,625,723
(-) deferred taxes	(916,187)	(1,235,248)	(1,573,047)

(=) shareholders’ equity according to Brazilian GAAP	16,260,233	17,096,273	17,517,096

d.	Reclassifications

Certain 2001 and 2000 amounts have been reclassified to conform to the 2002 presentation.

3.	Summary of the principal accounting practices

a.	Cash and cash equivalents

Cash and cash equivalents are considered to be all highly liquid temporary cash investments with original maturity dates of three months or less.

b.	Trade accounts receivable

Trade accounts receivable from telecommunications services are stated at the tariffs prevailing on the date the services are rendered. They also include accounts receivable for services rendered but not yet billed at the balance sheet date.

c.	Allowance for doubtful accounts

Provision is made for trade accounts receivable for which recovery is considered improbable.

d.	Foreign currency transactions

Transactions denominated in foreign currencies are recorded at the prevailing exchange rate at the date of the related transaction and the corresponding balances are updated to the balance sheet date with the resulting exchange gains or losses recognized in the statements of income.

TELECOMUNICAÇÕES DE SÃO PAULO S.A.—TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2002, 2001 and 2000

(Amounts expressed in thousands of Brazilian reais)

e.	Inventories

Inventories are stated at average acquisition cost, net of allowance for reduction to realization value, and segregated into network expansion and maintenance/sale inventories. Inventories for use in network expansion are classified as “Construction in progress” under “Property, plant and equipment.” Inventories for resale or maintenance are classified as “Inventories” in current assets.

f.	Investments

Investments in affiliates for which the Company does not have control, but has the ability to exercise significant influence over the operating and financing policies are accounted for under the equity method of accounting. Other investments are recorded at cost, net of an allowance for probable losses, when considered necessary.

g.	Property, plant and equipment

Property, plant and equipment is stated at acquisition or construction cost, restated for inflation through of December 31, 2000, as described in Note 2. Costs for improvements and repair are capitalized when they increase installed capacity or that extend the operating lives of the assets; otherwise, these costs are charged to expense as incurred. Materials allocated to specific projects are added to construction-in-progress. Depreciation is provided under the straight-line method based on the estimated useful lives of the assets. The principal depreciation rates are shown in Note 17.

Until 1998, interest, calculated monthly at a rate of 12% per annum on construction-in-progress, was capitalized as part of property, plant and equipment until the asset was placed in service. Beginning in 1999, the Company no longer capitalizes interest attributable to construction-in-progress.

h.	Deferred charges

Deferred charges are represented by preoperating costs and goodwill.

Pre-operating costs are stated at acquisition cost and are being amortized over a period of 5 years, beginning in May 2002.

Goodwill recorded on the acquisition of CETERP and the IP network business is being amortized using the straight-line method over period of 5 and 10 years, respectively. See Note 18.

i.	Accrued vacations

Amounts related to vacations due to employees are accrued in proportion to the period the employee is entitled to vacation.

j.	Income and social contribution taxes

Corporate income and social contribution taxes are accounted for on the accrual basis. Deferred taxes attributable to temporary differences and tax loss carryforwards are recognized as assets on the assumption of future realization, within the parameters established by CVM Instruction nº 371/02.

TELECOMUNICAÇÕES DE SÃO PAULO S.A.—TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2002, 2001 and 2000

(Amounts expressed in thousands of Brazilian reais)

k.	Loans and financing

Loans and financing include accrued interest to the balance sheet date.

l.	Reserve for contingencies

The reserve for contingencies is based on the probable amount of the loss at the balance sheet, based on management’s consideration of the nature of each contingency and the advice of legal counsel. The bases and nature of the reserves are described further in Note 25.

m.	Revenue recognition

Revenues are generally recognized at the time goods or services are delivered (see Note 4) and are recorded net of applicable sales related taxes. Service revenues from the date of the last billing cycle are estimated and accrued to the balance sheet date in the month the service is rendered. Revenue from the sale of calling cards for public telephones is deferred and recognized in income based on minutes used.

n.	Financial income (expense), net

Financial income (expense), net includes interest earned (incurred) during the period and monetary and exchange variations resulting from financial investments, loans and financing, as well as gains and losses resulting from derivative operations.

o.	Research and development

Beginning January 1, 2001, the Company capitalizes research and development expenses and amortizes such costs over 5 years. Prior to 2001, the Company expensed research and development as incurred. Research and development costs of R$16,436 in 2000 were charged to expense as incurred. In 2002 and 2001, the Company capitalized research and development costs of R$11,582 and R$24,982, respectively. At December 31, 2002 and 2001, the Company had R$26,847 and R$ 21,898, respectively, of deferred research and development recorded as a component of property, plant and equipment in the consolidated balance sheets, net of accumulated amortization of R$9,717 and R$3,084, respectively.

p.	Advertising expenses

Advertising expenses are charged to selling expense as incurred. Advertising expenses were R$128,072, R$107,892 and R$80,227 in 2002, 2001 and 2000, respectively.

q.	Pension and other postretirement benefits

The Company provides pension and other postretirement benefits to employees through a multi-sponsored plan. Actuarial liabilities related to the Company’s obligations under such plan are calculated using the projected unit credit method, as provided by CVM Resolution nº 371/00. Other considerations related to these plans are described in Note 26.

r.	Employees’ profit sharing

Accruals are made to recognize the expenses for employees’ profit sharing, for which payment is subject to approval at the annual shareholders’ meeting. Until 2001 employees’ profit sharing expense was shown after operating income. Employees’ profit sharing expense has been reclassified to operating income for all years presented, as recommended by CVM (Brazilian Securities Commission).

TELECOMUNICAÇÕES DE SÃO PAULO S.A.—TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2002, 2001 and 2000

(Amounts expressed in thousands of Brazilian reais)

s.	Derivatives

The Company periodically enters into derivative transactions to mitigate it exposure to interest and foreign exchange rate risk. Derivative contracts are generally recorded based on the settlement basis with related gains and losses recorded as a component of financial income (expense), net. For foreign exchange options, the premiums paid are amortized over the contract period, [with temporary results recognized in the financial statements based on the expectation of continuation until maturity. The results and balances of derivative operations (exchange swaps and exchange options) are presented in Notes 8 and 31.

t.	Earnings per thousand shares

Earnings per thousand shares are calculated based on the number of shares outstanding at the balance sheet date.

u.	Use of estimates

The preparation of the consolidated financial statements requires management to make estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the balance sheet date, as well as the reported amounts of revenues and expenses during the periods reported. Actual results could differ from those estimates.

4.	Net operating revenue

	2002	2001	2000
Local services:
Monthly subscription charges	3,785,574	3,205,500	2,316,747
Installation fees	110,567	242,858	176,812
Measured service charges	2,713,544	2,658,377	2,306,668
Public telephones	186,568	175,948	218,286
Other	573,270	359,776	281,889

Total	7,369,523	6,642,459	5,300,402

Long-distance services:
Intraregional	1,347,506	1,208,827	1,091,080
Interregional and international	295,007	—	—

Total	1,642,513	1,208,827	1,091,080

Data transmission	437,553	372,127	375,705
Network services	4,176,295	3,884,363	3,287,300
Products sold	19,040	50,323	29,087
Other	32,173	40,888	29,054

Total gross operating revenue	13,677,097	12,198,987	10,112,628
Value added and other indirect taxes	(3,571,921)	(3,121,175)	(2,492,795)
Discounts	(17,062)	(28,964)	(104,431)

Net operating revenue	10,088,114	9,048,848	7,515,402

There are no customers representing more than 5% of gross operating revenues.

TELECOMUNICAÇÕES DE SÃO PAULO S.A.—TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2002, 2001 and 2000

(Amounts expressed in thousands of Brazilian reais)

On June 25, 2002, through Notices No. 26,687 and No. 26,660, ANATEL approved tariff adjustments for fixed-switch telephone service (STFC), based on criteria established in the local and domestic long-distance concession contracts, effective July 28, 2002. The local basic plan had an average increase of 8.27%, including a productivity gain of 1%, while the maximum net tariffs for the long-distance services basic plan had an average increase of 5.02%, including a productivity gain of 4%, as established in the concession contract. The net amounts of other STFC services and products were adjusted by 9.40% on average.

5.	Cost of goods and services

	2002	2001	2000
Depreciation and amortization	3,517,046	3,100,440	2,799,544
Network interconnection	1,979,067	1,636,080	1,076,805
Outsourced services	614,355	637,741	660,692
Personnel	297,243	226,525	369,615
Materials	35,784	54,263	84,707
Cost of products sold	10,889	28,140	16,824
Other	185,597	105,018	110,002

	6,639,981	5,788,207	5,118,189

6.	Operating expenses

a.	Selling expense:

	2002	2001	2000
Outsourced services	434,977	315,515	281,075
Provision for doubtful accounts	371,188	306,894	89,977
Personnel	132,585	136,110	151,095
Materials	43,292	53,960	55,996
Depreciation and amortization	2,873	3,243	3,515
Other	25,700	19,763	15,290

	1,010,615	835,485	596,948

b.	General and administrative expense:

	2002	2001	2000
Outsourced services	478,436	405,614	326,768
Personnel	169,619	251,714	240,029
Depreciation and amortization	213,544	186,107	146,132
Materials	17,414	19,036	13,977
Rental and insurance	10,270	35,101	26,573
Other	3,420	17,819	9,419

	892,703	915,391	762,898

TELECOMUNICAÇÕES DE SÃO PAULO S.A.—TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2002, 2001 and 2000

(Amounts expressed in thousands of Brazilian reais)

7.	Other operating expense, net

	2002	2001	2000
Taxes other than income taxes(a)	(141,820)	(109,703)	(7,201)
Technical and administrative services	38,775	16,549	10,676
Provision for contingencies (Note 25)	(19,397)	(70,406)	(36,226)
Late fees on telecommunication services and other(b)	78,201	98,652	73,841
Recovered expenses	27,147	53,954	26,665
Amortization of goodwill on the acquisition of CETERP	(34,567)	(34,565)	(35,039)
Commissions on voice and data communication services(c)	(98,248)	(83,211)	—
Allowance for reduction to market value of inventories(see Note 15)	(235,838)	—	—
Other (d)	26,059	(131,494)	(54,005)

	(359,688)	(260,224)	(21,289)

(a)	Primarily includes new taxes charged since 2001 (FUST and FUNTTEL).
(b)	Includes penalties collected on past due accounts receivable amounting to R$74,422, R$64,592 and R$49,843 in 2002, 2001 and 2000, respectively
(c)	Commisions to Telefônica Empresas S.A.
(d)	Includes approximately R$53,000 resulting from negotiations concluded during 2001 with telecommunications concessionaire companies relating to interconnection services.

8.	Financial expense, net

	2002	2001	2000
Financial income	157,905	119,203	75,635
Financial expense	(475,086)	(351,356)	(165,897)
Exchange/monetary variations	(1,655,714)	(294,358)	(5,808)
Derivative transactions	1,218,026	190,773	31,641

	(754,869)	(335,738)	(64,429)

9.	Nonoperating income (expense), net

	2002	2001	2000
Gain (loss) on permanent assets disposals	(35,842)	(66,988)	47,434
Provision for losses on investments	(48,800)	—	753
Other income (expense)	39,497	20,973	(18,250)

	(45,145)	(46,015)	29,937

As described in Note 1, in accordance with the rules applicable to the Brazilian telecommunication market, on November 27, 2000, Ceterp S.A. sold its cellular telephone business, Ceterp Celular, to Telesp Celular. The amount paid by Telesp Celular was R$149,505. The book value of the net assets of Ceterp Celular at the date of sale was R$ 64,707. This transaction resulted in a nonoperating gain of R$84,798, included in gain (loss) on permanent assets disposals.

TELECOMUNICAÇÕES DE SÃO PAULO S.A.—TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2002, 2001 and 2000

(Amounts expressed in thousands of Brazilian reais)

10.	Income and social contribution taxes

Brazilian income taxes comprise federal income tax and social contribution tax. For the three-year period ended December 31, 2002 the income tax rate was 25% and social contribution tax rates were 12% from May 1999 to January 2000, and 9% from February 2000 to December 31, 2002. The tax expense and taxes on temporary differences, tax loss, and social contribution tax loss carryforwards were calculated using the rate of 34%.

The composition of income tax (benefit) expense is as follows:

	2002	2001	2000
Income tax expense (benefit)
Current:
Income tax	34,745	98,171	(47,590)
Social contribution charge	11,676	36,834	(16,858)

Deferred:
Tax loss carryforwards	21,621	54,935	50,732
Other	(139,447)	(252,997)	65,212

Total income and social contribution tax expense (benefit)	(71,405)	(63,057)	51,496

Supplementary information regarding taxes posted directly to shareholders’ equity, related to the discontinuation of the constant currency method of reporting inflation effects, is as follows (see Note 2c):

	2002	2001	2000
Deferred taxes	—	—	468,425

The following is a reconciliation of the amounts calculated by applying the combined statutory tax rates to the reported income before taxes and the reported income tax expense (benefit):

	2002	2001	2000
Income before taxes as reported in the accompanying financial statements	385,113	867,788	981,586

Tax charged at the combined statutory rate	130,937	295,047	333,739
Permanent additions:
Nondeductible expenses	3,974	3,564	2,840
Loss from changes in equity in subsidiaries	—	—	1,457
Permanent exclusions:
Interest on shareholders’ equity	(198,992)	(360,533)	(278,585)
Gain in equity holdings of subsidiaries and other	(5,341)	(1,135)	(5,361)
Incentives and other	(1,983)	—	(2,594)

Income and social contribution taxes as reported in the accompanying financial statements	(71,405)	(63,057)	51,496

Effective rate	N/A	N/A	5.2%

TELECOMUNICAÇÕES DE SÃO PAULO S.A.—TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2002, 2001 and 2000

(Amounts expressed in thousands of Brazilian reais)

In 2002, 2001 and 2000, the Company treated part or all of its dividends as interest on shareholders´ equity. As a result, under Brazilian tax law, it was entitled to treat this part of the dividend as a deduction for income tax purposes.

The composition of deferred tax assets and liabilities is as follows:

	2002	2001
Deferred tax assets
Tax loss carryforwards(a)	198,532	220,153
Reserve for contingencies	121,234	97,470
Tax credit on amortization of goodwill(b).	483,297	754,902
Pension and other postretirement benefits	49,328	47,579
Other	286,853	227,865

Total	1,139,244	1,347,969

Deferred tax liabilities:
Additional indexation expense until 1990	39,264	46,238
Deferred taxes on inflation indexation	916,187	1,235,248
Other	27	543

Total	955,478	1,282,029

(a)	Deferred tax loss carryforwards

The Company has deferred tax assets of R$198,532, representing available income and social contribution tax loss carryforwards approximately of R$584.325 and R$582,788 (remaining balances of tax loss carryforward of 1999) at December 31, 2002. According to the tax legislation in force, the tax loss carryforwards have no expiration and can be used to offset future taxable income, up to an annual limit of 30% of taxable income. Therefore, to utilize the existing income and social contribution tax loss carryforwards, it will be necessary to generate future cumulative taxable income of R$1,947,750 and R$1,942,627, respectively.

(b)	Merged tax credit

The corporate restructuring in 1999 (see Note 1) was carried out to effectively transfer the tax benefits related to the goodwill paid by Tele Brasil Sul Participações S.A.—TBS_in the privatization of the Company in an effort to ensure their realization. The restructuring was in essence a transfer of the tax benefits; however, for local tax purposes it involved a series of spin-offs and mergers as described in Note 1.

The transfer of the tax benefit was originally recorded as a deferred asset with an offset to a special equity reserve, which was transferred to share capital in favor of the controlling shareholder.

TELECOMUNICAÇÕES DE SÃO PAULO S.A.—TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2002, 2001 and 2000

(Amounts expressed in thousands of Brazilian reais)

For the Company’s corporate and tax purposes, the tax benefit is recorded in two separate components, comprised of the related goodwill transferred and the related reserve for the maintenance and integrity of the merged company’s equity. These amounts are recorded net in the balance sheet as a deferred tax asset, presented as part of deferred and recoverable taxes as follows:

Balance sheet account	2002	2001
Goodwill—net of amortization	1,464,536	2,263,374
Reserve—net of amortization	(981,239)	(1,508,472)

Net deferred tax benefit (Note 10)	483,297	754,902

Income statement accounts	2002	2001
Goodwill amortization	798,838	798,838
Reversal of reserve	(527,233)	(527,233)
Tax benefit	(271,605)	(271,605)

Effect on net income	—	—

As shown above, the amortization of goodwill, net of reversal of the related reserve and the corresponding tax credit, had no effect on net income and, consequently, on the calculation basis for mandatory minimum dividends.

The net amount of R$483,297 (R$754,902 as of December 31, 2001), which represents the merged tax benefits, was recorded in the balance sheet as current assets (R$271,605 as of December 31, 2002 and 2001) and noncurrent assets (R$211,692 as of December 31, 2002 and R$483,297 as of December 31, 2001), under the caption “Deferred and recoverable taxes.” Amortization of goodwill, reversal of the reserve and the corresponding tax credit are included as “Other operating income and expense, net” in the statements of income.

On November 25, 1999, SP Telecomunicações Holding S.A. (currently SP Telecomunicações Holding Ltda.) agreed that it will pay TelespPar (currently Telecomunicações de São Paulo S.A.—Telesp) for any difference if the tax benefit is not fully realized within the period of 60 months considered in the present value computation. The responsibility is limited to the amount not effectively realized (see note 29.c).

The deferred tax liability on full indexation relates to the difference between the tax basis of permanent assets, which were not indexed for inflation subsequent to December 31, 1995, and the reporting basis, which includes indexation through December 31, 2000.

The composition of tax liabilities is as follows:

	2002	2001
Social contribution tax payable	12,606	36,109
Federal income tax payable	33,813	96,496
Deferred tax liabilities	955,478	1,282,029

Total	1,001,897	1,414,634
Current	145,621	262,021
Noncurrent	856,276	1,152,613

TELECOMUNICAÇÕES DE SÃO PAULO S.A.—TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2002, 2001 and 2000

(Amounts expressed in thousands of Brazilian reais)

11.	Supplementary cash flow information

	2002	2001	2000
Income and social contribution taxes paid	71,315	328,585	174,012
Interest paid	290,045	182,373	107,634
Provisions for contingencies paid	35,681	24,857	56,732
Noncash transactions:
Donations and subsidies for investments	2,415	1,702	1,085
Expansion plan contribution converted into share capital and share premium	—	—	221,763
Merger of CETERP converted into share capital		—	9,336
Capital decrease from spin-off Telefônica Data Brasil Holding S.A	—	218,065	—

12.	Cash and cash equivalents

	2002	2001
Bank accounts	32,372	10,114
Short-term investments	458,268	196,184

	490,640	206,298

All cash and cash equivalents are denominated in Brazilian reais.

13.	Trade accounts receivable, net

	2002	2001
Billed amounts	1,648,967	1,429,468
Accrued unbilled amounts	734,578	659,702

Gross accounts receivable	2,383,545	2,089,170
Allowance for doubtful accounts	(401,494)	(307,788)

Total	1,982,051	1,781,382

	2002	2001
Current	1,423,460	1,217,946
Past-due—1 to 30 days	355,584	310,426
Past-due—31 to 60 days	107,255	92,400
Past-due—61 to 90 days	39,795	41,594
Past-due—91 to 120 days	24,880	26,046
Past-due—more than 120 days	432,571	400,758

	2,383,545	2,089,170

TELECOMUNICAÇÕES DE SÃO PAULO S.A.—TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2002, 2001 and 2000

(Amounts expressed in thousands of Brazilian reais)

The Company has balances receivable and payable under negotiation with Embratel (long-distance operator). Amounts receivable and payable are recorded based on estimates prepared by the Company; significant changes to such amounts are not expected. Amounts receivable under discussion with Embratel are shown as current in the table above, amounting to R$68,258 as of December 31, 2002 and 2001.

Changes in the allowance for doubtful accounts was as follows:

	2002	2001	2000
Beginning balance	307,788	142,270	89,413
Provision charged to selling expense	371,188	306,894	89,977
Spin-off of Telefônica Data Brasil Holding S.A	—	(98)	—
Write-offs	(277,482)	(141,278)	(37,120)

Ending balance	401,494	307,788	142,270

14.	Deferred and recoverable taxes

	2002	2001
Withholding tax	88,207	125,904
Prepaid income tax	87,068	158,718
Prepaid social contribution tax	39,532	72,505
Deferred income tax assets (Note 10)	1,139,244	1,347,969
State VAT (ICMS)(a)	346,205	329,723
Sales and other taxes	1,043	2,684

	1,701,299	2,037,503

Current	1,003,093	1,074,054
Noncurrent	698,206	963,449

(a)	State VAT (ICMS)

Refers to credits on the acquisition of the property, plant and equipment items whose which are available to offset State VAT (ICMS) taxes payable generated from service revenues. The utilization of these credits, however, is generally limited to 1/48th of the credit amount per month.

TELECOMUNICAÇÕES DE SÃO PAULO S.A.—TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2002, 2001 and 2000

(Amounts expressed in thousands of Brazilian reais)

15.	Other assets

	2002	2001
Maintenance inventories:
Consumable stores	169,332	204,050
Resale items	256,714	246,811
Scrap	779	1,168
Public telephone prepaid cards	1,861	3,490
Allowance for reduction to market value(a)	(235,187)	(895)

Subtotal	193,499	454,624
Onlending of financing in foreign currency	5,977	4,068
Receivables from related parties	50,459	95,516
Amounts linked to National Treasury securities	6,683	6,187
Prepayments	45,679	79,935
Recoverable advances	86,860	38,920
Tax incentive investments, net of allowance	411	20,771
Escrow deposits	197,422	144,207
Amounts for capitalization(b):
Cost	96,513	84,905
Allowance for losses	(48,800)	—

Subtotal (Note 28)	47,713	84,905
Other	28.135	35,228

	662,838	964,361

Current	337,516	603,759
Noncurrent	325,322	360,602

(a)	The allowance for reduction to market value of resale items was based on a combination of factors that affected the telecommunications sector during the year.
(b)	The other noncurrent assets accounts includes amounts related to advances to Barramar S.A. for cable rights of way.

In August 2001, a Private Instrument for Assignment of Credits and Other Covenants was entered into, under which credits amounting to R$94,505 of the Company became due from Companhia AIX de Participações, payable with shares to be issued by that company. On November 20, 2001, a capital increase of R$30,000 was authorized, of which R$9,600 represented the Company’s portion (See note 16). On April 29, 2002, a new capital increase in the amount of R$44,000 was authorized, according to the 6th Minute of the Extraordinary Shareholders’ Meeting; the Company’s share was R$14,080.

A net portion of R$84,905 is recorded as “Amounts for capitalization” in noncurrent assets as of December 31, 2001, increased by the Long-term Interest Rate (TJLP) disclosed by the Brazilian Central Bank (BACEN), totaling R$96,513 as of December 31, 2002. In October 2002, an allowance for losses of R$48,800 was recognized, leaving a net balance of R$47,713.

TELECOMUNICAÇÕES DE SÃO PAULO S.A.—TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2002, 2001 and 2000

(Amounts expressed in thousands of Brazilian reais)

16.	Investments

	2002	2001
Investments carried at cost:
Portugal Telecom	165,188	135,686
Other companies	29,627	41,790
Allowance for losses	(13,162)	(34,505)

Tax incentive investments	15,164	108,356
Allowance for losses	(13,343)	(98,889)

Other investments	3,359	6,908
Allowance for losses	(3,220)	(6,908)

Investments carried under the equity method:
Companhia AIX de Participações	6,637	9,600

	190,250	162,038

17.	Property, plant and equipment, net

a.	Composition:

		2002
	Annual Depreciation Rates %	Cost	Accumulated Depreciation	Net Book Value
Construction-in progress	—	530,661	—	530,661
Automatic switching equipment	12.50	20,014,953	(13,581,268)	6,433,685
Transmission and other equipment	10.00 and 20. 00	14,981,362	(9,809,116)	5,172,246
Underground and marine cables, poles and towers	5.00 to 6.67	526,883	(273,668)	253,215
Subscriber, public and booth equipment	12.50	1,941,498	(988,424)	953,074
Electronic data processing equipment	20.00	601,512	(469,907)	131,605
Land	—	350,409	—	350,409
Buildings and underground cables	4.00	8,828,484	(4,251,976)	4,576,508
Other assets	10.00 to 20.00	964,316	(472,793)	491,523

		48,740,078	(29,847,152)	18,892,926

		2001
	Annual depreciation rates %	Cost	Accumulated Depreciation	Net Book Value
Construction-in progress	—	1,539,993	—	1,539,993
Automatic switching equipment.	12.50	18,827,809	(11,766,082)	7,061,727
Transmission and other equipment	10.00 and 20. 00	14,265,178	(8,669,341)	5,595,837
Underground and marine cables, poles and towers	5.00 to 6.67	492,482	(252,091)	240,391
Subscriber, public and booth equipment	12.50	1,781,975	(826,908)	955,067
Electronic data processing equipment	20.00	657,131	(460,094)	197,037
Land	—	345,534	—	345,534
Buildings and underground cables	4.00	8,655,036	(3,925,139)	4,729,897
Other assets	10.00 to 20.00	810,554	(357,462)	453,092

		47,375,692	(26,257,117)	21,118,575

TELECOMUNICAÇÕES DE SÃO PAULO S.A.—TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2002, 2001 and 2000

(Amounts expressed in thousands of Brazilian reais)

Other equipment includes: aerial, underground and building cables, teleprinters, private automatic exchanges, energy equipment and furniture.

b.	Rentals

The Company rents equipment and premises through agreements that expire at different dates and the monthly rental payments are at an equal amount for the period of the contract, annually restated. Total annual rent expense under these agreements was as follows:

	2002	2001	2002
Rent expense	183,994	128,077	132,059

Rental commitments related primarily to facilities where the future minimum rental payments under leases with remaining noncancellable terms in excess of one year are:

Year ended December 31,
2003	12,723
2004	10,727
2005	1,734

Total minimum payments	25,184

c.	Guarantees

The Company has property items of R$94,457 pledged as a guarantee of legal proceedings as of December 31, 2002.

18.	Deferred charges

Deferred charges as of December 31, 2002 and 2001 are comprised as follows:

	2002	2001
Preoperating expenses
Cost	81,735	55,537
Accumulated amortization	(8,592)	—

	73,143	55,537
Merged goodwill—Ceterp S.A.
Cost	200,347	200,347
Accumulated amortization	(99,613)	(65,046)

	100,734	135,301
Goodwill on the acquisition of the IP network	71,198	—

Total	245,075	190,838

Preoperating expenses refer to costs incurred during the preoperating stage for long-distance services. Amortization began in May 2002, over a period of five years.

TELECOMUNICAÇÕES DE SÃO PAULO S.A.—TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2002, 2001 and 2000

(Amounts expressed in thousands of Brazilian reais)

The goodwill paid on the acquisition of Ceterp S.A. is presented in deferred charges due to that company’s subsequent merger. The period for amortization of the goodwill, based on the expectation of future profitability, is 60 months.

On December 2002, the Company acquired the assets and customer portfolio for the “IP Comutado” and “Speedy Link” services of Telefônica Empresas S.A. The total amount of the transaction was R$143,910, based on an appraisal report issued by independent appraisers. The portion of the price paid in excess of the book value of property, plant and equipment items was treated as goodwill and recorded in deferred assets. According to the appraisal report, this economic basis of the goodwill is amortizable over 120 months, representing the period of expected future profitability.

19.	Payroll and related accruals

	2002	2001
Wages and salaries	18,446	19,422
Accrued social security charges	60,846	60,774
Accrued benefits	4,593	14,203
Payroll withholdings	7,856	12,090

	91,741	106,489

20.	Accounts payable and accrued expenses

	2002	2001
Amounts payable to suppliers
In local currency	864,210	999,929
In foreign currency	74,857	—
Other accrued expenses	136,721	265,438

	1,075,788	1,265,367

21.	Taxes other than income taxes

	2002	2001
Value-added taxes	448,478	390,970
Other indirect taxes on operating revenues	48,193	40,463
Other	13,011	14,351

	509,682	445,784

22.	Dividends payable

	2002	2001
Payable by Telesp to:
Controlling shareholders	525,781	777,795
Minority shareholders	74,218	123,538

	599,999	901,333

TELECOMUNICAÇÕES DE SÃO PAULO S.A.—TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2002, 2001 and 2000

(Amounts expressed in thousands of Brazilian reais)

23.	Loans and financing

	Currency	Annual Interest rate %	Maturity	2002	2001
Mediocrédito	US$	1.75	2014	124,020	87,240
CIDA	CAN$	3.00	2005	1,502	978
Comtel	US$	10.75	2004	1,095,323	719,324
EDC II	US$	Libor + 1.00	2002	—	13,922
EDC III	US$	Libor + 1.00	2002	—	14,696
Loans from related companies (Note 28)	—	—		—	1,028,643
Other loans in foreign currency				2,739,147	2,027,433
Loan in local currency	R$	CDI	2003	400,000	—
Accrued interest				226,405	111,796

				4,586,397	4,004,032

Current				2,471,429	2,636,228
Long-term				2,114,968	1,367,804

a.	Other loans in foreign currency

The composition of other loans in foreign currency is as follows:

	Currency	Annual interest rate—%	2002
Resolution No. 2,770	US$	1.00 to 32.55	1,476,284
Resolution No. 2,770	JPY	1.05	360,596
Resolution No. 4,131	US$	7.34 to 8.50	205,461
Resolution No. 4,131	US$	LIBOR + 1.00 to 3.13	146,632
Debt assumption	US$	4.00 to 9.47	79,923
Debt assumption	US$	LIBOR + 0.25 to 1.75	80,422
Debt assumption	US$	4.55 to 27.50	389,829

			2,739,147

	Currency	Annual interest rate—%	2001
Resolution No. 2,770	US$	2.84 to 12.00	1,032,514
Resolution No. 2,770	JPY	0.80 to 4.50	252,425
Resolution No. 4,131	US$	LIBOR + 1.00 to 8.50	273,343
Import financing	US$	LIBOR + 0.15 to 1.40	160,122
Debt assumption	US$	LIBOR + 0.50 to 11.68	309,029

			2,027,433

b.	Repayment schedule

Long-term debt as of December 31, 2002 is scheduled to be repaid as follows:

Maturity	Total
2004	1,927,136
2005	97,500
2006	10,627
2007	10,627
Thereafter	69,078

2,114,968

TELECOMUNICAÇÕES DE SÃO PAULO S.A.—TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2002, 2001 and 2000

(Amounts expressed in thousands of Brazilian reais)

c.	Guarantees

	Guarantor	2002	2001
Comtel—principal	Guaranteed by Telebrás	1,095,323	719,324
Comtel—accrued interest	Guaranteed by Telebrás	34,147	22,425
Mediocredito—principal	Guaranteed by Federal Government	124,020	87,240
Mediocredito—accrued interest	Guaranteed by Federal Government	884	626

		1,254,374	829,615

Current		47,465	30,030
Long-term		1,206,909	799,585

d.	Debt acceleration risk

As of December 31, 2002, most of the Company’s loan and financing agreements contain restrictive clauses (covenants), typically applied to such agreements, relating to cash generation, debt ratios and other. These restrictive clauses have been fully complied with by the Company and do not restrict its capacity to conduct its regular business.

24.	Other liabilities

	2002	2001
Prior years dividends not claimed	177,933	162,409
Employees’ profit sharing	40,862	45,554
Derivative transactions	—	297,911
Liabilities with related parties (Note 28)	65,227	142,884
Other	93,585	49,076

	377,607	697,834

Current	332,304	626,889
Long-term	45,303	70,945

25.	Reserve for contingencies

The Company and its subsidiaries are party to certain legal proceedings arising in the normal course of business, including civil, taxes and labor proceedings. The provisioning policy is generally to provision 100% of the total claim value for lawsuits and administrative proceedings that will probably result in unfavorable decisions, and not to make any provisions for those lawsuits and administrative proceedings that have a possible or remote possibility of resulting in unfavorable decisions. The Company classifies each lawsuit into one of these three categories (probable, possible and remote) based upon the advice of internal and external counsel and specialized technical advisors in charge of each matter. Due to the level of provisioning and based on its analysis of the individual cases, Management believes that any liabilities related to these lawsuits or proceedings will not have a material effect on our financial condition or results of operations.

TELECOMUNICAÇÕES DE SÃO PAULO S.A.—TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2002, 2001 and 2000

(Amounts expressed in thousands of Brazilian reais)

Reserves for contingencies liabilities were as follows:

Nature	2002	2001
Labor	116,640	80,140
Tax	241,607	284,116
Civil	46,414	18,305

	404,661	382,561

Current	37,502	7,882
Long-term	367,159	374,679

The components of the charge included in the consolidated statements of income for contingent liabilities are as follows:

	2002	2001	2000
Additional provisions, net	19,397	70,406	36,226

a.	Labor contingencies

The Company has various labor contingencies in the amount of R$1,203,155 at December 31, 2002, of which R$116,640 was reserved to cover probable losses.

These contingencies involve various actions; mainly related to wage differences, wage equivalence, overtime, employment relationship with employees of outsourced company and job hazard premium, among others.

The following major lawsuits are pending:

•	A claim by a labor union representing 9,000 of our employees (SINTETEL) relating to an obligation under a collective labor agreement between us and SINTETEL providing for the delivery of certain studies on the productivity of Telebrás. Despite the fact that this was an “obligation to perform” (as opposed to an “obligation to deliver”), SINTETEL demanded the payment of unpaid salary balances in the amount of 4%, since January 1995, which was allegedly due as productivity compensation. The lawsuit was declared groundless in the first two judicial levels, and an interim appeal filed by SINTETEL is pending judgment. As the Company considered an unfavourable outcome remote, no reserve has been recorded.

•	A claim by SINTETEL, identical to the one previously described, however, in connection with employees of CTBC (which was merged into our company in November 1999). The action was declared groundless in the first judicial level; however, the higher regional labor court reversed the decision. We appealed to the superior labor court, and, in view of the lack of legal grounds of SINTETEL’s claim, we believe that it will reinstate the lower level court’s decision. The involved amounts are approximately R$59.4 million which the risk is considered possible, but not probable.

b.	Tax contingencies

The Company has various tax contingencies in the amount of R$1,670,693 at December 31, 2002, of which R$241,607 was reserved to cover probable losses.

TELECOMUNICAÇÕES DE SÃO PAULO S.A.—TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2002, 2001 and 2000

(Amounts expressed in thousands of Brazilian reais)

The principal legal proceedings for which the risk is considered as remote, possible or probable by Company management and its legal counsel are:

•	Claims by the National Institute of Social Security (INSS), amounting to R$476,200, referring to:

•	Collection of the Work Accident Insurance (SAT) and the assessment of joint liability for social security contributions allegedly not paid by contracted third parties, for which the risk is considered possible but not probable, amounting to approximately R$317,300.

•	Social security contributions on the payment of compensation arising from the replacement of salary losses originating from the government’s economic stabilization plans, “Plano Verão” and “Plano Bresser”, amounting to approximately R$110,000, for which the risk is considered possible but not probable.

•	Notification demanding social security contributions, SAT and amounts for third parties (National Institute for Agrarian Reform and Colonization—INCRA, and Brazilian Mini and Small Business Supporting Agency—SEBRAE) on the payment of various salary amounts for the period from January 1999 to December 2000, amounting to approximately R$48,900, for which the risk is considered possible but not probable.

•	Claims by the Finance Secretary of the State of São Paulo, totaling R$537,900, referring to:

•	Assessments made on October 31 and December 13, 2001, related to ICMS (State VAT) supposedly due on international long-distance calls amounting to approximately R$134,300 for the period from November to December 1996 and from January 1997 to March 1998, for which the risk is considered as a possible but not probable, and to R$142,300 for the period from April 1998 to December 1999, for which the risk is considered remote.

•	Assessment on February 29, 2000, demanding payment of the ICMS supposedly due on cell phone activation in the period from January 1995 to December 1997, plus fines and interest, amounting to approximately R$228,300, considered as a remote risk, not reserved by the Company.

•	Assessment, on July 2, 2001, demanding the difference in ICMS paid without late-payment penalty, amounting to R$4,400, considered as a possible risk, but not probable, not reserved by the Company.

•	Judicial proceeding by the Secretary of Finance referring to the anticipated advantage of VAT credits related to the acquisition of merchandise for consumption and of permanent assets, in the amount of R$28,600, for which the risk is considered possible but not probable; however, the Company has maintained the reserve previously recognized by Ceterp.

•	Litigation at the Federal and Municipal levels in the amount of R$221,104:

•	The Company filed an action challenging, through November 2002, the expansion of the calculation basis for taxes on revenue (COFINS and PIS) with the inclusion of financial income, securitization, and exchange variation, instead of only on operating revenues. Although there is a preliminary injunction suspending the change in the calculation basis, the Company considers this issue as a probable loss and has recognized a reserve in the amount of R$124,200, in case the initial judicial interpretation does not prevail.

•	FINSOCIAL, now COFINS, was a tax on gross operating revenues, originally created with a rate of 0.5% and gradually and subsequently raised to 2.0%. Such rate increases were judicially challenged

TELECOMUNICAÇÕES DE SÃO PAULO S.A.—TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2002, 2001 and 2000

(Amounts expressed in thousands of Brazilian reais)

with success by several companies, as they led to the creation of taxable credits, caused by higher payments, which were offset by CTBC (company merged into the Company in November 1999) against current payments of related taxes. Claiming that those offsets made by CTBC were improper, the Federal Government made an assessment in the amount of R$18,900, which was considered as a possible, but not probable loss, not reserved by the Company.

•	Litigation contesting the incidence of taxation for corporate income tax, social contribution tax, PASEP and COFINS on telecommunication services of Ceterp, merged in November 2000, based on paragraph 3 of article 155 of the Federal Constitution, according to which, with the exception of VAT and taxes on exports and imports, no other taxation applies to services. The Company considers this case as a probable loss, and has reserved the amount of R$67,600.

•	In addition to the contingencies mentioned above, the Company has at the Federal level an injunction in the amount of R$2,200, related to CPMF, and at the municipal level issues related to IPTU (real estate tax) in the amount of R$604, both reserved by the Company.

•	The City of São Paulo assessed the Company, alleging supposed differences in the payment of the municipal tax on services (ISS), by the imputation of fines of 20% not paid by the Company, in the amount of R$7,600. The Company did not reserve for this contingency, since the lawyers responsible for this case believe that the risk is possible, but not probable.

c.	Civil contingencies

The Company has various civil contingencies in the amount of R$342,479 at December 31, 2002, of which R$46,414 was reserved to cover probable losses.

The Company is involved in public class action lawsuits related to the Community Telephony Plan (PCT), claiming the possible right for indemnifications related to purchasers of the expansion plans who did not receive shares for their financial investment in the municipalities of Santo André, Diadema, São Caetano do Sul, São Bernardo do Campo, Ribeirão Pires and Mauá, involving a total amount of approximately R$474,068.

These contingencies were considered as a possible, but not probable, risk by Company management and its legal counsel. An amount has not been attributed to the possible risk category in the table above because for these public civil class actions, in the event of loss, there is no way to estimate the loss for the Company. In addition, an amount equivalent to the amount of the litigation cannot be considered. In this case, there are also possessory actions and court injunctions, actions ordinarily made against administrative or judicial actions without an intrinsic amount, but that can have favorable or unfavorable effects that would unlikely be calculated or specified. Also in this situation there are demands in which the Company is the plaintiff.

26.	Pension and other postretirement benefits

Telesp in conjunction with other sponsors, which were the resulting companies of the breakup of Telebrás, sponsored private pension benefit plans and health care plans for retirees, managed by Sistel—Fundação Sistel de Seguridade Social, or Sistel, a closed social security entity with the purpose of complementing salaries of retired employees. Until December 1999, all sponsors of the plans managed by Sistel were joint and severally liable participants in relation to all existing benefit plans. After December 1999, a single-employer sponsored pension

TELECOMUNICAÇÕES DE SÃO PAULO S.A.—TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2002, 2001 and 2000

(Amounts expressed in thousands of Brazilian reais)

plan for active employees was created, the PBS Telesp Plan, or PBS plan. Retired employees (PBS-A) and post-retirement health care benefits, or PAMA remained as a multi-employer benefit plans. The restructuring of the benefit plans took place in January 2000.

Due to the withdrawal of active participants in December 1999, the Company individually sponsored the PBS plan which covers approximately 2.0% of our employees. In addition to the PBS plan, the multi-sponsored health care plan, or PAMA is provided to retired employees and their dependents. Contributions to the PBS plan are determined based on actuarial valuations prepared by independent actuaries, in accordance with the standards applicable in Brazil.

On August 2000, the Company established the Visão plan, offered to participants in our PBS plan as well as to employees who did not qualify for participation. Unlike the PBS plan, which is a defined benefits plan, the Visão Plan calls for contributions by participating employees as well as by us as sponsor, which are credited in individual accounts of the participants. The Company is responsible for all management and maintenance expenses of the Visão plan, including the risks of death and permanent injury of the participants. The employees participating in the PBS plan were granted the option to migrate to the Visão plan, which was also offered to those who did not participate in the PBS plan and to all newly hired employees. Our contributions to the Visão plan are equal to those of the participants, ranging from 2% to 9% of the participant’s salary, depending on the percentage chosen by the participant. The Visão plan was offered to active employees as an alternative to the multi-employer plan, and was also offered to all employees who did not participate in that plan. The aggregate costs under the Visão plan equals approximately 7.5% of the total amount of salaries paid to participating employees. Currently 86.0% of our employees, including all active employees are under the Visão plan.

In 2002, the Company made contributions to the PBS Telesp Plan in the amount of R$209 (R$216 in 2001 and R$40,618 in 2000) and the Visão Telesp Plan in the amount of R$21,382 (R$17,534 in 2001 and R$4,585 in 2000).

Assist individually sponsors a defined contribution plan similar to that of Telesp, the Visão Assist Benefit Plan, which covers about 22% of its employees. Assist’s contributions to that plan totaled R$27 in 2002 (R$85 in 2001).

Additionally, the Company supplements the retirement benefits of some employees of the former CTB—Companhia Telefônica Brasileira.

As permitted by CVM Resolution No. 371, of December 13, 2000, the Company elected to recognize the accrued(prepaid) pension and postretirement benefit cost of its defined benefit plans directly in shareholders’ equity as of December 31, 2001, net of related tax effects. As from December 31, 2002, the Company elected to recognize immediately in earnings all actuarial gains and losses generated during the year on its defined benefit plans. Regarding the actuarial valuation of the plans, the Company established the projected unit credit method for the plans’ positions as well as plan assets, as of November 30, 2002 and November 30, 2001, respectively. For the multisponsored plans (PAMA and PBS-A), the apportionment of the plans’ assets was made in proportion to the Company’s Accumulated Benefit Obligation—ABO and Projected Benefit Obligation—PBO, respectively, to the total plans’ ABO and PBO, respectively.

TELECOMUNICAÇÕES DE SÃO PAULO S.A.—TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2002, 2001 and 2000

(Amounts expressed in thousands of Brazilian reais)

As of December 31, 2002 and 2001, the composition of the accrued (prepaid) pension and postretirement benefit cost for the defined benefit plans, and the retirees’ health care plans, as well as further information required by CVM on these plans, are shown below:

Plan	2002	2001
Accrued pension cost PBS—Telesp/CTB	48,806	4,559
Accrued postretirement health care cost—PAMA	96,278	139,619
Prepaid pension cost—Visão Assist	(13)	(82)

Total	145,071	144,096

a)	Reconciliation between assets and liabilities

	2002
	PBS/Visão- Telesp/CTB	PAMA (i) (iii)	PBS-A (i) (ii)	Visão Assist
Projected/Accumulated benefit obligation	117,983	173,262	624,904	38
Fair value of plan assets	69,177	76,984	780,620	51

Accrued pension/postretirement benefit costs	48,806	96,278	(155,716)	(13)

	2001
	PBS/Visão- Telesp/CTB	PAMA (i) (iii)	PBS-A (i) (ii)	Visão Assist
Projected/Accumulated benefit obligation	73,248	205,851	599,305	32
Fair value of plan assets	68,689	66,232	646,129	114

Accrued pension/postretirement benefit costs	4,559	139,619	(46,824)	(82)

(i)	Refers to the proportional participation of Telesp in the assets and liabilities of the multi-employer sponsored plans PAMA and PBS-A.
(ii)	Despite the surplus of PBS-A as of December 31, 2002 and 2001, no asset was recognized by the sponsor in view of the legal impossibility of reimbursement of such surplus, in addition to the fact that this is a noncontributory plan, which prevents a reduction of the sponsor’s contributions in the future.
(iii)	Based on the opinion of legal counsel and its actuarial advisors, the Company, on a conservative basis, opted for recording this potential liability as of December 31, 2002 and 2001 in long-term liabilities.

b)	Expenses recognized in income

	2002
	PBS/Visão -Telesp/CTB	PAMA	Visão Assist
Service cost	2,798	—	8
Interest cost	7,161	12,112	3
Expected return on assets	(6,846)	(3,735)	(11)
Employees’ contributions	(281)	—	—

Total	2,832	8,377	—

TELECOMUNICAÇÕES DE SÃO PAULO S.A.—TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2002, 2001 and 2000

(Amounts expressed in thousands of Brazilian reais)

c)	Changes in the accrued(prepaid) pension/postretirement costs

	2002
	PBS/Visão- Telesp/CTB	PAMA	Visão Assist
Accrued (prepaid) pension/postretirement costs as of December 31, 2001	4,559	139,619	(82)
Expenses for 2002	2,832	8,377	—
Companies’ contributions for 2002	(1,682)	(27)	(5)
Actuarial (gains) losses for the year	43,097	(51,691)	74

Accrued (prepaid) pension/postretirement costs as of December 31, 2002	48,806	96,278	(13)

d)	Changes in projected/accumulated benefit obligation—PBO/ABO

	2002
	PBS/Visão- Telesp/CTB	PAMA	PBS-A	Visão Assist
PBO/ABO as of December 31, 2001	73,248	205,851	599,305	32
Cost of service	2,798	—	—	8
Cost of interest	7,161	12,112	65,103	3
Benefits paid in the year	(3,504)	(6,239)	(53,300)	—
Actuarial (gains) losses for the year	38,280	(38,462)	13,796	(5)

PBO/ABO as of December 31, 2002	117,983	173,262	624,904	38

e)	Changes in plan assets

	2002
	PBS/Visão- Telesp/CTB	PAMA	PBS-A	Visão Assist
Fair value of plan assets at December 31, 2001	68,689	66,232	646,129	114
Benefits paid in the year	(3,504)	(6,239)	(53,300)	—
Sponsor’s contributions in the year	1,807	27	—	4
Return on plan assets in the year	2,185	16,964	187,791	(67)

Fair value of plan assets at December 31, 2002	69,177	76,984	780,620	51

TELECOMUNICAÇÕES DE SÃO PAULO S.A.—TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2002, 2001 and 2000

(Amounts expressed in thousands of Brazilian reais)

Actuarial assumptions

	Annual rates—2002(*)
	PBS/Visão Telesp/Visão Assist/CTB	PAMA	PBS-A
Discount rate for determining PBO/ABO	10.24%	11.30%	11.30%
Plan assets expected return rate	10.24%	14.45%	14.45%
Salary increase rate	6.08%	8.15%	8.15%
Long term inflation rate	4.00%	5.00%	5.00%
Medical cost increase rate	N/A	10.62%	N/A
Benefit growth rate	4.00%	5.00%	5.00%
Mortality rate	GAM-71	UP84 with a year of aggravation	UP84 with a year of aggravation
Disability mortality rate	RRB1944	—	—
Disability rate	RRB1944	Mercer rate	N/A

	Annual rates—2001(*)
	PBS/Visão Telesp/Visão Assist/CTB	PAMA	PBS-A
Discount rate for determining PBO/ABO	6.00%	6.00%	6.00%
Plan assets expected return rate	6.00%	6.00%	9.00%
Salary increase rate	2.00%	2.00%	3.00%
Medical cost increase rate	N/A	4.00%	N/A
Benefit growth rate	0.00%	0.00%	0.00%
Mortality rate	GAM-71	GAM-71	UP84 with a year of aggravation
Disability mortality rate	RRB1944	—	—
Disability rate	RRB1944	RRB1944	N/A

(*)	In 2002, nominal rates were used while in 2001 actual rates were adopted.

TELECOMUNICAÇÕES DE SÃO PAULO S.A.—TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2002, 2001 and 2000

(Amounts expressed in thousands of Brazilian reais)

27.	Shareholders’ equity

a.	Share capital

The Company’s authorized capital at December 31, 2002 was 700 billion shares. Capital subscribed and paid-up at the balance sheet date was represented by the following shares, without par value:

Number of shares	2002		2001
	(in thousands)
Outstanding shares:
Common shares	165,320,206		165,322,470
Preferred shares	328,272,073		328,342,876

Total	493,592,279		493,665,346

Treasury shares:
Common shares	721,630		719,367
Preferred shares	81,817		11,014

Total	803,447		730,381

Total shares:
Common shares	166,041,836		166,041,837
Preferred shares	328,353,890		328,353,890

Total	494,395,726		494,395,727

In Brazilian Reais—Corporate law (historical)	5,978,074		5,640,184
In Brazilian Reais—Price level adjusted	7,774,061	(a)	7,436,171	(b)

(a)	The capital increase in 2002 of R$337,890 is due to the capitalization of retained earnings.
(b)	The capital decrease in 2001 of R$218,065 is due to the spin-off of Telefônica Data Brasil Holding S.A., without reducing the number of shares.

The capital may be increased only by a decision taken at a shareholder meeting or by the Board of Directors up to the limit of authorized capital.

The preferred shares are non-voting except under limited circumstances and are entitled to receive cash dividends 10% higher than those attributed to common shares and have priority over the common shares in the case of liquidation of the Company.

Under the Brazilian Corporation Law, the number of nonvoting shares or shares with limited voting rights, such as the preferred shares, may not exceed two-thirds of the total number of shares.

b.	Capital reserves

Share premium

This reserve represents the amount exceeding book value of the shares arising from issuance or capitalization on the date of issuance.

TELECOMUNICAÇÕES DE SÃO PAULO S.A.—TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2002, 2001 and 2000

(Amounts expressed in thousands of Brazilian reais)

Donations and investment grants

This reserve represents amounts received as donations of property resulting from plant expansion of telecommunications services.

Other Capital Reserves

These reserves are represented by tax incentive investments.

c.	Income reserves

Legal reserve

Brazilian corporations are required to appropriate 5% of annual net income to a legal reserve until that reserve equals 20% of paid-up share capital, or 30% of nominal paid-up share capital plus capital reserves; thereafter, appropriations to this reserve are not compulsory. This reserve can be used only to increase share capital or offset accumulated losses.

d.	Retained Earnings

At the May 22, 1998 Telebrás shareholders’ meeting, the shareholders established the shareholders’ equity of each New Holding Company, and allocated to each a portion of the assets and retained earnings of Telebrás. The balance of Telebrás’s retained earnings was allocated to each New Holding Company in proportion to the total net assets allocated to each of them. The retained earnings so allocated do not represent the historical retained earnings of the New Holding Companies and resulted in an increase of R$609,502 in relation to its historical retained earnings. The amount of retained earnings of the Company available for distribution includes retained earnings generated after its formation and those allocated to the Company in the Breakup of Telebrás.

Under Brazilian Corporate Law, amended in October 2001, net income for the year shall be fully allocated under the situations prescribed in that law. The balance of retained earnings as of December 31, 2002 was determined prior to the amendment to the referred law.

Net income for the year was fully allocated to income reserves and dividends, and part of retained earnings from prior years was also used in that allocation.

e.	Dividends

Pursuant to its by-laws, the Company is required to distribute as dividends in respect of each fiscal year ending on December 31, to the extent earnings are available for distribution, an aggregate amount equal to at least 25% of Adjusted Net Income (as defined below). Preferred shares are entitled to receive cash dividends 10% higher than those attributed to common shares.

As determined by Brazilian Corporation Law, and in accordance with the Company’s by-laws, the “Adjusted Net Income” is an amount equal to Telecomunicações de São Paulo—TELESP’s net income adjusted to reflect allocations to or from (i) legal reserve; (ii) the statutory reserve; and (iii) a contingency reserve for anticipated losses, if any.

TELECOMUNICAÇÕES DE SÃO PAULO S.A.—TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2002, 2001 and 2000

(Amounts expressed in thousands of Brazilian reais)

The proposed dividend was calculated as follows:

	2002	2001
Consolidated net income	456,518	930,845
Add:
Adjustments required to arrive at distributable income on a corporate law basis	619,354	645,460

Net income on a Holding Company corporate law basis (see note 2 c)	1,075,872	1,576,305
Deduct:
Appropriation to legal reserve	(53,795)	(78,815)

Adjusted net income	1,022,077	1,497,490
Minimum dividend (25% on adjusted net income)	272,513	374,372

Common shares	85,582	125,373
Preferred shares	186,931	248,999

Proposed dividend and interest on shareholders’ equity:
Interest on shareholders’ equity	497,486	901,333
Interim dividends declared in October 2002	339,000	—
Additional proposed dividends(a)	102,513	—

Total	938,999	901,333

(a)	Additional dividends of 10% over common shares are declared to preferred shareholders, as prescribed by the Company’s bylaws amended in December 30, 2002.

Dividends and interest on capital declared in the year 2002 are higher than the mandatory minimum dividend established by the Company’s by-laws.

Dividends and interest on shareholder’s equity per thousand shares are as follows:

	2002		2001
	Including Withholding tax	Net of Withholding Tax	Including Withholding tax	Net of Withholding Tax
Interest on shareholder’s equity amounts per thousand shares (Brazilian reais):
Common and preferred shares	1.185751934	1.007889144	2.147997645	1.825797998

	2002
	Common shares	Preferred shares
Dividends per thousand shares (Brazilian reais):
Interest on shareholders’ equity—net of income tax	1.007889144	1.007889144
Interim dividends declared in October 2002	0.686700014	0.686700014
Additional proposed dividends	0.089062518	0.267427685

Total dividends per thousand shares	1.783651676	1.962016843

TELECOMUNICAÇÕES DE SÃO PAULO S.A.—TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2002, 2001 and 2000

(Amounts expressed in thousands of Brazilian reais)

f.	Interest on shareholders’ equity

The companies have an option to pay interest on shareholders’ equity, deductible for tax purposes, in lieu of paying dividends, which are not tax deductible.

As proposed by management, in December 2002 and 2001, interest on shareholders’ equity was recognized and fully included in dividends, pursuant to art. 9 of Law Nº 9.249/95, net of income tax, pending approval at the Annual Shareholders’ Meeting.

The proposed interest on shareholders’ equity is as follows:

	2002	2001
Interest on shareholders’ equity
Common shares	196,029	355,112
Preferred shares	389,249	705,280
Withholding income tax	(87,792)	(159,059)

Net interest considered as dividends	497,486	901,333

Tax exempt shareholders will receive interest on shareholders’ equity in full, not subject to withholding tax.

g.	Dividend payments and special reserve for dividends

The Board of Directors approved, on September 18, 2002, the reversal of the “Special reserve for dividends”, recorded in 2001, in the amount of R$346,248, plus withholding income tax for the tax-immune and exempt shareholders, totaling R$347,169, to be paid by the end of 2002, beginning October 10, 2002, in the name of those shareholders of record as of December 31, 2001.

As approved by the Board of Directors on October 4, 2002, interim dividends based on the financial statements as of June 30, 2002, in the amount of R$339,000, were paid beginning October 24, 2002.

Management submitted to the Shareholders’ Annual Meeting as of March 27, 2003 a proposal for payment of interest on shareholders’ equity, in the net amount of R$497,486, and additional dividends, in the amount of R$102,513, during the year 2003. On April 04, 2003, the Board of Directors approved the payment of interest on shareholders’ equity and additional dividends related to 2002 as from April 23, 2003.

h.	Unclaimed dividends

Dividends and interest on shareholders´ equity unclaimed by the shareholders are transferred to retained earnings.

TELECOMUNICAÇÕES DE SÃO PAULO S.A.—TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2002, 2001 and 2000

(Amounts expressed in thousands of Brazilian reais)

28.	Transactions with related parties

The principal balances of assets and liabilities with related unconsolidated parties originate from transactions with the controlling group, which are substantially denominated in Brazilian reais and made under usual market conditions for this type of operation:

	2002	2001
Balance sheet
Assets:
Current assets:	40,452	36,763

Trade accounts receivable	18,876	33,548
Other assets	21,576	3,215
Noncurrent assets:	94,769	177,206

Amounts for capitalization (see Note 15)	47,713	84,905
Other assets	47,056	92,301

Total assets	135,221	213,969

Liabilities:
Current liabilities:	706,740	1,913,263

Accounts payable and accrued expenses.	142,373	9,646
Loans and financing—including interest (see Note 23).	—	1,032,826
Dividends/Interest on shareholders’ equity (see Note 22)	525,781	777,795
Other liabilities (see Note 24)	38,586	92,996

Noncurrent liabilities:	26,641	49,888

Other liabilities (see Note 24)	26,641	49,888
Funds for capitalization	13	13

Total liabilities	733,394	1,963,164

	2002	2001	2000
Income Statement
Telecommunications services	227,171	—	—
Other operating revenues	3,972	6,122	5,159
Financial income	15,801	1,393	30
Cost of services	(1,193,647)	(46,094)	(48,551)
Selling expenses	(127,211)	(98,477)	(73,699)
General and administrative expenses	(89,576)	(101,243)	(74,295)
Financial expenses	(365,166)	(30,498)	(152)
Other operating expenses	(98,248)	(83,211)	—
Nonoperating expenses	(48,800)	—	—

Trade accounts receivable refer to receivables for telecommunications services, principally from Telefônica Empresas S.A. and Terra Networks Brasil S.A., to receivables for international long-distance services, principally from Compañia de Telecomunicaciones de Chile Transmisiones Regionales S.A., Telefónica de Argentina S.A. and Telefónica de España S.A. and to receivables for network services from Telesp Celular S.A.

TELECOMUNICAÇÕES DE SÃO PAULO S.A.—TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2002, 2001 and 2000

(Amounts expressed in thousands of Brazilian reais)

Other current and noncurrent assets are composed of receivables from Telefônica Empresas S.A., Telefónica Internacional S.A., Tele Sudeste Celular Participações S.A., Emergia Brasil Ltda., Telefônica Publicidade e Informação Ltda., Telefônica Gestão de Serviços Compartilhados do Brasil Ltda., Atento Brasil S.A., Telerj Celular S.A., Telefónica Data do Brasil Ltda., Terra Networks Brasil S.A. and other companies of the Group, for services rendered, consulting fees, salaries, travel and other expenses paid by the Company, to be reimbursed by the respective companies. Besides there are advances made to Telefônica Gestão de Serviços Compartilhados do Brasil Ltda. and Atento Brasil S.A.

Amounts for capitalization comprise an advance for a future capital increase in Companhia AIX de Participações, net of an allowance for losses.

Accounts payable comprise services rendered principally by Atento Brasil S.A., Telefônica Gestão de Serviços Compartilhados do Brasil Ltda. and Telefônica Factoring do Brasil Ltda., for international long-distance services, principally by Compañia de Telecomunicaciones de Chile Transmisiones Regionales S.A., Telefónica de Argentina S.A. and Telefónica de España S.A. and network interconnection rendered by Telesp Celular S.A.

Payables to related companies in current an noncurrent liabilities are composed principally of amounts payable for consulting services and commissions from Telefónica International S.A., administrative services related to accounting, finance, human resources, asset protection, logistic and computer technology from Telefónica Gestão de Serviços Compartilhados do Brasil Ltda., voice communication and data services from Telefónica Empresas S.A. and call center services from Atento Brasil S.A.

Telecommunication services income comprises billings, principally to Telefônica Empresas S.A., Atento Brasil S.A., Terra Networks Brasil S.A. and Telefônica Gestão de Serviços Compartilhados do Brasil Ltda and network services provided to Telesp Celular S.A.

Financial income is represented principally by the TJLP applied to amounts for capitalization with Companhia AIX de Participações.

Cost of services provided comprises network interconnection provided by Telesp Celular S.A., Compañia de Telecomunicaciones de Chile Transmisiones Regionales S.A., Telefónica de Argentina S.A., Telefónica del Peru and Telefónica de España S.A. Furthermore, part of the cost of services and selling expenses refer to customer service provided by Atento Brasil S.A.

General and administrative expenses refer principally to administrative services rendered by Telefônica Gestão de Serviços Compartilhados do Brasil Ltda. and to management fees to Telefónica Internacional S.A.

Financial expenses are represented principally by exchange rate variations and interest arising from the loans with Telefónica S.A. and Telefónica Internacional S.A.

Other operating expenses refer to commissions on voice services and data communications rendered by Telefônica Empresas S.A.

Nonoperating expenses refer to the provision for losses on amounts for capitalization.

TELECOMUNICAÇÕES DE SÃO PAULO S.A.—TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2002, 2001 and 2000

(Amounts expressed in thousands of Brazilian reais)

29.	Commitments

a.	Capital expenditures

At December 31, 2002 the Company had the following capital expenditure commitments:

Expected year of expenditure	Total Budgeted
2003	1,445,000

The Company submitted to the Board of Directors the capital expenditure budget for 2003, in the amount of R$1,445,000, which was than submitted for approval at the Annual Shareholders’ Meeting as of March 27, 2003. Funds will be provided from the Company’s cash flows and financing.

b.	Commitments to Anatel

The Company, like other telecommunications services providers, is subject to obligations concerning quality of services, network expansion and modernization. The four public regime Companies are also subject to a set of special instructions regarding the services they may offer contained in the “Plano Geral de Outorgas” (“General Plan of Concessions and Licenses”), and special obligations regarding, network expansion contained in the Plano Geral de Metas de Universalização (“General Plan of Universal Service Goals”). Failure to meet the network expansion obligations may result in fines and penalties of up to R$50,000 as well as potential revocation of the Concessions. Failure to meet the quality services obligation may result in fines and penalties of up to R$40,000.

The Company believes that it is currently in compliance with its quality of service and expansion obligations.

Quality and network expansion targets for fixed-switch telephone service are available to monitor the Company´s performance at ANATEL´s website:www.anatel.gov.br

c.	Corporate reorganization—guarantee of realization of capitalized tax credit

On November 25, 1999, SP Telecomunicações Holding S.A.(currently SP Telecomunicações Holding Ltda.) agreed that it will pay TelespPar (currently Telecomunicações de São Paulo S.A.—Telesp) for any difference if the tax benefit is not fully realized within the period of 60 months considered in the present value computation. The responsibility is limited to the amount not effectively realized.

At the end of the 60 month period, if the realized tax credit is positive or zero, no indemnity is due by SP Telecomunicações Holding Ltda.

As of December 31, 2002, no indemnity right was accrued because the Company’s management believes that the tax credit will be fully realized in the 60-month period.

d.	Cia AIX de Participações—guarantee of bank loans

The Company is guarantor of bank loans of Cia AIX de Participações in the amount of R$19,776 at December 31, 2002.

TELECOMUNICAÇÕES DE SÃO PAULO S.A.—TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2002, 2001 and 2000

(Amounts expressed in thousands of Brazilian reais)

30.	Insurance

TGP Brasil Corretora de Seguros e Resseguros Ltda., the Group’s in-house broker, and a branch of Pleyade Peninsular Correduria de Seguros Y Reaseguros, both directly subordinated to Subdirección General de Riesgos y Seguros Corporativos, presently analyzes insurance coverage needs, performs research, contracts and manages all the insurance coverage for the Company, also performing risk and loss management.

The principal policies cover:

•	Operating risks, covering physical damages and business interruption for the entire plant.

•	General civil (RCG) and car fleet liability (RCF-V).

•	ANATEL guarantee insurance.

•	Other risks.

•	Domestic and international freight.

•	Group life insurance.

•	Health insurance.

The policy of the Company and its subsidiaries, as well as of Group Telefónica, includes the maintenance of insurance coverage for all assets and liabilities involving significant amounts and high risks based on management’s judgment, following Telefónica S.A.’s corporate program guidelines.

31.	Financial instruments

The market values of loans, financing and swaps contracts were determined based on discounted cash flows, utilizing projected available interest rates and foreign currency information.

The market value of option contracts was computed using the Black-Scholes option pricing model.

Estimated fair values of the Company’s financial assets and liabilities have been determined using available market information and appropriate valuation methodologies. However, considerable judgment was required in interpreting market data to produce the estimated fair values. Accordingly, the estimates presented below are not necessarily indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair values.

The fair value information as of December 31, 2002 and 2001 presented below is based on pertinent information available to management as of those dates.

TELECOMUNICAÇÕES DE SÃO PAULO S.A.—TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2002, 2001 and 2000

(Amounts expressed in thousands of Brazilian reais)

Where no comparison of book versus fair value is presented for a financial asset or liability line item in the schedule below, no significant difference in values is believed to exist.

	2002		2001
	Book Value	Fair Value	Book Value	Fair Value
Assets:
Investments:
Portugal Telecom	165,188	258,404	135,686	191,988
Liabilities:
Loans and financing	4,169,662	3,318,458	4,004,032	4,090,102
Suppliers	74,857	74,857	—	—
Swaps	(4,244,132)	(3,790,553)	(2,974,226)	(3,077,006)
Foreign Currency Options	—	—	(1,027,937)	(*	)

(*)	As of December 31, 2001, the Company had US$443,300,000.00 of notional amounts for various option operations, including calls, call spreads and “seagull hedging operations.” At that date, the market value of the option operations amounted to an asset of R$23,600 in case the Company was to cancel them, while the asset book value was R$32,600. The Black & Scholes model was used in the valuation of options at market value.

Cash, cash equivalents, trade accounts receivable and other assets, accounts payable and accrued liabilities

The carrying values of cash and cash equivalents, trade accounts receivable and other assets, accounts payable and accrued liabilities are a reasonable estimate of their fair values. Account balances approximate market value because of the short-term maturities of these instruments.

Investments

The Company has investments carried under both the cost and equity methods. The net assets of the consolidated subsidiary, Aliança Atlântica, are represented principally by an equity participation of 0.21% in the company Portugal Telecom. Additionally, the Company has a direct interest of 0.64% in that company, carried under the cost method. At market value, the investment is based on the last quotation of each year at the Lisbon Stock Exchange for Portugal Telecom shares.

Loans and financing and hedge instruments

The valuation method used to calculate the market value of loans, financing and hedge instruments was the discounted cash flow method, considering settlement or realization expectations of liabilities and assets, at the market rates prevailing at the balance sheet date.

Limitations

Market values are calculated at a specific time, based on relevant market and financial instrument information. Assumption changes may significantly affect estimates.

TELECOMUNICAÇÕES DE SÃO PAULO S.A.—TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2002, 2001 and 2000

(Amounts expressed in thousands of Brazilian reais)

The principal market risk factors that affect the Company’s business are detailed below:

a.    Exchange Rate Risk

This risk arises from the possibility that the Company may incur losses due to exchange rate fluctuations, which would increase the balances of loans and financing denominated in foreign currency and related financial expenses. To reduce this type of risk, the Company enters into hedge contracts (swaps and options) with financial institutions.

The Company’s indebtedness and the results of operations are significantly affected by foreign exchange rate risk. As of December 31, 2002, 91% Company’s debt was denominated in foreign currencies (U.S. dollars, Canadian dollars and Japanese yen), and 99.99% of the indebtedness was covered by derivative asset positions for exchange operations (swaps based on interbank deposit rates—CDIs and options). Derivative operations were entered into to mitigate risks associated with the future maturities of the debts in foreign currency, subject to LIBOR, and other fixed or variable interest rates. Gains or losses on these operations are recorded in income. These transactions generated a consolidated gain of R$1,218,026, R$190,773 and R$ 31,641 in 2002, 2001 and 2000, respectively. At December 31, 2002 the Company had recorded R$890,520 of assets, representing the unrealized gains (ot December 31, 2001 a liability of R$297,911 was recognized, representing unrealized losses).

As of December 31, 2002 and 2001, the Company’s net exposure to exchange rate risk, at book and market values, is as follows:

	2002		2001
	Book Value	Market Value	Book value	Market Value
Loans and financing	4,169,662	3,318,458	4,004,032	4,090,102
Suppliers	74,857	74,857	—	—
Swaps	(4,244,132)	(3,790,553)	(2,974,226)	(3,077,006)
Foreign Currency Options	—	—	(1,027,937)	(*)

Net exposure	387		1,869

(*)	See schedule above.

b.    Interest Rate Risk

This risk originates from the possibility that the Company may incur losses due to local interest rate fluctuations, which would increase the financial expenses. The Company has derivative contracts to reduce this risk with notional amount of R$117,950, at a book value of R$128,859, representing a market value of R$129,488, and the Company continually monitors market interest rates, aiming at evaluating the possible need for other derivative operations, to protect itself against the risk of volatility in these rates.

As of December 31, 2002, the Company had R$4,169,662 in loans and financing, of which R$3,937,153 was subject to interest at fixed rates and R$232,509 bore interest at floating rates (LIBOR). Although part of the debt was contracted at fixed rates, the entire debt was effectively converted to floating rates, as a result of swap contracts for CDIs. The Company invests its excess cash and temporary cash investments of R$490,640 (R$206,298 as of December 31, 2001) mainly in short-term instruments, based on the CDI. The book value of these instruments approximates market value, due to their short-term maturity.

TELECOMUNICAÇÕES DE SÃO PAULO S.A.—TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2002, 2001 and 2000

(Amounts expressed in thousands of Brazilian reais)

Another risk to which the Company is exposed is the nonmatching of the monetary restatement indices for its debt and for accounts receivable. Telephone tariff adjustments do not necessarily follow increases in the local interest rates that affect the Company’s debt.

c.    Debt Acceleration Risk

As of December 31, 2002, most of the Company’s loan and financing agreements contain restrictive clauses (covenants), typically applied to such agreements, relating to cash generation, debt ratios and other. These restrictive clauses have been completely complied with by the Company and do not restrict its capacity to conduct its regular business.

d.    Credit Risk

This risk arises from the possibility that the Company may incur losses from the difficulty of receiving amounts billed to its customers. The credit risk on accounts receivable is diversified. The Company constantly monitors the level of accounts receivable and limits the risk of past-due accounts, interrupting access to telephone lines in case the customer does not pay the related bills in 30 days. Exceptions are made for telecommunications services that should be maintained for security or national defense reasons.

As of December 31, 2002, the Company’s customer portfolio had no records for subscribers whose receivables were individually higher than 1% of the total accounts receivable from services.

32.    Management compensation

Total annual management compensation, for the period from April 3, 2002 and the date of the Annual Shareholders’ Meeting in 2003, was defined at R$10,080. Of this total, the amount of R$6 is allocated as individual monthly compensation for members of the Board of Directors, and the balance is to be distributed among senior management, by the Board of Directors. Those amounts, which include fixed and variable compensation, will be in effect until the next Annual Shareholders’ Meeting that will analyze the accounts for the year 2002.

33.    Subsequent events

On January 23, 2003, the Company obtained funds from JBIC—Japan Bank for International Cooperation, in the amount of 29,762,500,000 yen (equivalent to US$251.25 million or R$884,881), as agreed on December 30, 2002. The period of this loan is six years and six months, subject to yen Libor plus 1.25% per annum, without guarantees. The funds will be used for expansion and modernization of the fixed telephony network.

The Steering Committee of ANATEL, in its 240th meeting held on January 29, 2003, granted the Company a license to explore Multimedia Communications Service (SCM) nationwide, for the purpose of providing voice and data services through Points-of-Presence (POPs), comprised of telecommunications networks and circuits.

On April 04, 2003, the Board of Directors approved the payment of interim dividends in the amount of R$897,000, according to the table below. These intermediary dividends were declared based on the accumulated

TELECOMUNICAÇÕES DE SÃO PAULO S.A.—TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2002, 2001 and 2000

(Amounts expressed in thousands of Brazilian reais)

earnings as of the annual financial statements of December 31, 2002, according to article 28 of the Company’s by-laws and articles 204 and 205 of Law 6,404/76. The shareholders individually registered as such at the end of the day, on April 04, 2003 would be able to receive the dividends. After this date, the shares were traded as “ex-dividends”.

The payment of such dividends started on April 23, 2003.

	Common shares	Preferred shares
Amount per thousand shares: R$	1.703964277173	1.874360704891	(*)

(*)	10% higher than the dividend granted to each common share, in accordance with article 7 of the Company’s bylaws.

In accordance with the article 28 of the Company’s bylaws, such interim dividends will be charged to the mandatory minimum dividend for the fiscal year 2003, ad referendum of the General Shareholders’ Meeting that approves the financial statements for the year 2003.

34. Summary	of the differences between Brazilian and US GAAP

The Company’s accounting policies comply with accounting principles generally accepted in Brazil (“Brazilian GAAP”). Accounting policies which differ significantly from accounting principles generally accepted in the United States of America (“US GAAP”) are described below:

a.	Different criteria for capitalizing and depreciating capitalized interest

Until December 31, 1993 capitalized interest was not added to the individual assets in property, plant and equipment, instead it was capitalized separately and amortized over a time period different from the useful lives of the related assets. Under US GAAP, capitalized interest is added to the individual assets and is amortized over their useful lives. Also, until December 31, 1998, under Brazilian GAAP as applied to companies in the telecommunications industry, interest attributable to construction-in-progress was computed at the rate of 12% per annum of the balance of construction-in-progress and that part which relates to interest on third party loans was credited to interest expense based on actual interest costs with the balance relating to its own capital being credited to capital reserves. For the three-year period ended December 31, 2002, the Company did not capitalize interest attributable to construction-in-progress under Brazilian GAAP.

Under US GAAP, in accordance with the provisions of SFAS 34, interest incurred on borrowings is capitalized to the extent that borrowings do not exceed construction-in-progress. The credit is a reduction of interest expense. Under US GAAP, the amount of interest capitalized excludes the monetary gain associated with the borrowings and the foreign exchange gains and losses on foreign currency borrowings. The US GAAP differences between the accumulated capitalized interest on disposals and the accumulated amortization on disposals relate to the differences between capitalized interest and related accumulated amortization under Brazilian and US GAAP, which is included in the net book value of disposed property, plant and equipment.

TELECOMUNICAÇÕES DE SÃO PAULO S.A.—TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2002, 2001 and 2000

(Amounts expressed in thousands of Brazilian reais)

The effects of these different criteria for capitalizing and depreciating capitalized interest are presented below:

	2002	2001	2000
Capitalized interest difference
US GAAP capitalized interest:
Interest which would have been capitalized and credited to income under US GAAP (interest incurred on loans from the Company’s parent and from third parties, except in years where total loans exceeded total Construction in progress, when capitalized interest is reduced proportionately)	73,392	214,781	94,019
Capitalized interest on disposals	(13,857)	(74,192)	(35,944)

	59,535	140,589	58,075
Less Brazilian GAAP capitalized interest:
Capitalized interest on disposals	15,434	88,634	44,315

US GAAP Difference	74,969	229,223	102,390

Amortization of capitalized interest difference
Amortization under Brazilian GAAP	294,166	287,338	305,166
Capitalized interest on disposals	(10,064)	(74,712)	(40,486)

	284,102	212,626	264,680

Less: Amortization under US GAAP	(264,102)	(240,519)	(247,527)
US GAAP difference in accumulated amortization on disposals	9,035	62,539	32,839

	(255,067)	(177,980)	(214,688)

US GAAP Difference	29,035	34,646	49,992

b.	Reversal of proposed dividends

Under Brazilian GAAP proposed dividends are accrued for in the financial statements in anticipation of their approval at the shareholders’ meeting. Under US GAAP, dividends are not accrued until they are formally declared.

The interest on capital is a legal liability from the date it is declared, therefore, these amounts must be included as dividends in the year they are proposed for US GAAP purposes.

c.	Pension and other post-retirement benefits

The Company participates in two multiemployer benefit plans (PBS-A and PAMA) that are operated and administrated by Sistel and provide for the costs of pension and other postretirement benefits based on a fixed percentage of remuneration, as recommended annually by independent actuaries. For purposes of US GAAP, the Company is considered to contribute to multiemployer plans and consequently is required to disclose its annual contributions and funded status of those plans. The Company also sponsors a single-employer defined pension benefit plan (PBS-Telesp). The provisions of SFAS No. 87, “Employer´s Accounting for Pensions,” for the purposes of calculating the funded status, were applied with effect from January 1, 1992, because it was not feasible to apply them from the effective date specified in the standard (See Note 35).

TELECOMUNICAÇÕES DE SÃO PAULO S.A.—TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2002, 2001 and 2000

(Amounts expressed in thousands of Brazilian reais)

On December 13, 2000, CVM issued Instruction No. 371, the provisions of which are very similar to SFAS No. 87 and SFAS No. 106, except for the following major aspects:

•	A company that participates in a multiemployer defined benefit pension or postretirement benefit plan has to recognize any assets or liabilities with respect to its participation in such plans, while SFAS Standards require only the disclosure of funded status of those plans;

•	The unrecognized net obligation existing at the date of initial application of this standard shall be amortized over five years or remaining service period or remaining life expectancy, whichever is lower. Alternatively, the option was provided to amortize such initial transition obligation as of December 31, 2001, directly to shareholders´ equity. This option has been adopted by the Company (See Note 26). According to SFAS No. 87, the unrecognized net obligation existing at the date of its initial application is being amortized over the remaining service period.

The effects of these different criteria for recognition of pension and other postretirements benefits on accrued pension (postretirement) benefits as of December 31, 2002 and 2001are presented below:

	2002			2001
	US GAAP	Bazilian GAAP	Accumulated Difference	US GAAP	Brazilian GAAP	Accumulated Difference
Active employees defined pension—PBS Telesp	24,113	48,793	(24,680)	23,562	4,477	19,085
Multiemployer health care plan—PAMA	—	96,278	(96,278)	—	139,619	(139,619)

Accrued pension (postretirement) benefit	24,113	145,071	(120,958)	23,562	144,096	(120,534)

d.	Items recorded directly in shareholders’ equity accounts

Under Brazilian GAAP, various items are recorded directly to shareholders’ equity accounts, which under US GAAP would be recorded in the income statement. Examples include deferred income tax effects of indexation adjustments, the effects of adjustments to tax rates and tax incentive investment credits received. The recording of such items in shareholders’ equity in the subsidiaries gives rise to consolidation adjustments in the statements of changes in shareholders’ equity. Since the original entries to equity accounts would, under US GAAP, be made directly to the income statement, these consolidation adjustments must be included in the reconciliation of net income in accordance with US GAAP. The effects of changes in income tax rates reflected directly in shareholders’ equity accounts arises from applying increases or decreases in tax rates to the deferred tax liability relating to the special reserve arising from indexation adjustments to property, plant and equipment until 1990.

e.	Earnings per share

Under Brazilian GAAP, net income per share is calculated on the number of shares outstanding at the balance sheet date. Under US GAAP, average shares outstanding during the year must be used. In these

TELECOMUNICAÇÕES DE SÃO PAULO S.A.—TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2002, 2001 and 2000

(Amounts expressed in thousands of Brazilian reais)

consolidated financial statements, information is disclosed per lot of one thousand shares, because this is the minimum number of shares that can be traded on the Brazilian stock exchanges. Each American Depositary Share (“ADS”) is equivalent to one thousand shares.

In February 1997, the Financial Accounting Standards Board issued SFAS No. 128 “Earnings Per Share”. This statement became effective December 15, 1997, and provides computation, presentation and disclosure requirements for US GAAP basic and diluted earnings per share.

Since the preferred and common shareholders have different dividend, voting and liquidation rights, basic and diluted earnings per share have been calculated using the “two-class” method. The “two-class” method is an earnings allocation formula that determines earnings per share for preferred and common stock according to the dividends to be paid as required by the Company’s by-laws and participation rights in undistributed earnings.

Basic earnings per common share is computed by reducing net income by distributable and undistributable net income available to preferred shareholders and dividing net income available to common shareholders by the weighted-average number of common shares outstanding during the period. Net income available to preferred shareholders is the sum of the preferred stock dividends (10% higher than those attributed to common shares, as defined in the Company’s by-laws for the year ended December 31, 2002) and the preferred shareholders’ portion of undistributed net income. Undistributed net income is computed by deducting total dividends (the sum of preferred and common stock dividends) from net income. Undistributed net income is allocated to preferred shares 10% higher than those attributed to common shares on a “pro rata” basis. Total dividends are calculated as described in Note 27e. Diluted earnings per share is computed by reducing net income for an increase to net earnings allocated to minority shareholders and dividing such net income available to common and preferred shareholders by the weighted-average number of common and preferred shares outstanding during the period. The weighted-average (thousand) shares outstanding for diluted earnings per share is not greater than such shares used in the basic earnings per share calculation since there are no dilutive potential shares to be issued.

For the years ended December 31, 2001 and 2000 net income available to preferred shareholders was the sum of preferred stock dividends (a minimum of 6% of preferred capital) and the preferred shareholders’ portion of undistributed net income. Undistributed net income was shared equally by the preferred and common shareholders on a “pro rata” basis.

The weighted-average number of common and preferred shares used in computing basic and diluted earnings per share for 2002, 2001 and 2000 was as follows:

	2002	2001	2000
Weighted average (thousand) common shares—basic and diluted	165,321,904	165,322,470	165,376,730

Weighted average (thousand) preferred shares basic and diluted	328,325,175	328,342,876	325,037,442

The Company’s preferred shares are nonvoting except under certain limited circumstances and are entitled to a preferential, noncumulative dividend and to priority over the common shares in the event of liquidation of the Company. For 2002, the Company paid dividends of R$1.962016843 per thousand preferred shares (R$1.783651676 per thousand common shares). In 2001 and 2000, the amount of dividends paid to the preferred shareholders exceeded the minimum dividend, and was equal to the amount per share paid to the common shareholders (See note 27).

TELECOMUNICAÇÕES DE SÃO PAULO S.A.—TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2002, 2001 and 2000

(Amounts expressed in thousands of Brazilian reais)

The chart below reconciliates dividends from BRCL to US GAAP:

	2002	2001
Interest on shareholders’ equity	585,278	714,144
Dividends declared	441,513	—
Reversal of special reserve for dividends	347,169	345,892

Dividends under BRCL	1,373,960	1,060,036

Dividends under approval	(102,513)	—

Dividends under USGAAP	1,271,447	1,060,036

f.	Disclosure requirements

US-GAAP disclosure requirements differ from those required by Brazilian GAAP. However, in these consolidated financial statements, the level of disclosure has been expanded to comply with US-GAAP.

g.	Income taxes

The Company fully accrues for deferred income taxes on temporary differences between tax and reporting records. The existing policies for providing for deferred taxes are substantially in accordance with SFAS 109, “Accounting for Income Taxes”, except with respect to the deferred income tax effects of indexation adjustments of R$468,425 in 2000 (see Note 2(b)(iii)) and for the social contribution tax rate adopted, as explained below:

1.	Under US GAAP the deferred tax effect of the 2000 indexation for financial reporting purposes would be charged to income and social contribution taxes in the statement of income. Additionally, for US GAAP purposes, deferred tax assets and liabilities are classified as current or noncurrent based on the classification of the asset or liability giving rise to the temporary difference.

2.	Under Brazilian GAAP, at December 31,1999 the Company recognized a change in the combined tax rate from 33% to 34% based on a provisional measure for an increase in the social contribution rate from 8% to 9% effective January 1, 2000. Provisional measures are temporary and must be re-approved every 30 days or they lapse. Under SFAS 109, the provisional measures discussed are not considered to be enacted law. Therefore, for 2000 and 2001 the combined deferred tax effect calculated on temporary differences would be 33%, not 34%. For 2002, no difference between GAAPs related to social contribution tax rate was considered since such provisional measure was converted in law (Law 10,637, of December 30, 2002).

h.	Financial income (expense)

Brazilian GAAP requires financial income (expense) to be shown as part of operating income. Under US GAAP financial income (expense) would be shown after operating income.

i.	Employees’ profit sharing

Until December 31, 2001 Brazilian GAAP required employee profit sharing expense to be shown after operating income. Employee profit sharing expense has been reclassified to operating income as recommended by CVM (Brazilian Securities Commission). Under US GAAP employee profit sharing is included as an expense in arriving at operating income.

TELECOMUNICAÇÕES DE SÃO PAULO S.A.—TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2002, 2001 and 2000

(Amounts expressed in thousands of Brazilian reais)

j.	Permanent assets

Brazilian GAAP has a category of assets entitled permanent assets. This is the collective name for all assets on which indexation adjustments were calculated until December 31, 1995 in the corporate and tax accounts of Brazilian companies. Under US GAAP the assets in this classification would be noncurrent assets.

k.	Price-level adjustments and US GAAP presentation

The effects of price-level adjustments until 2000 have not been eliminated in the reconciliation to US GAAP nor are the monetary gains or losses associated with the various US GAAP adjustments separately identified, because the application of inflation restatement as measured by the IGP-M represents a comprehensive measure of the effects of price level changes in the Brazilian economy. For the 2002 and 2001 presentation of financial statements, see Note 2(c).

l.	Funds for capitalization

Expansion plan contributions

Expansion plan contributions were the means by which Telesp financed the growth of its telecommunications network in the past. The contributions were made by companies or individuals to be connected to the national telephone network. Under Brazilian GAAP, expansion plan contributions received are included in the consolidated balance sheet below equity until proposed subscribers have paid for their telephone connection in full and a general meeting of shareholders approves the capital increases. Until December 31, 1995 expansion plan contributions were indexed from the month received to the date of the next audited balance sheet and transferred to equity when capital stock was issued to the subscriber, at a value per share equal to the book value per share shown in the latest audited balance sheet. From January 1, 1996 indexation was no longer applied and, for contracts signed as from that date, Telesp was allowed the option of using a value per share equal to the market value, when this is higher than the book value. For US GAAP purposes, a portion of the expansion plan contributions would be allocated to shareholders’ equity based on the market value of the shares to be issued to subscribers. The remainder of the expansion plan contributions would be classified as a deferred credit and amortized to reduce depreciation expense from the time the related construction-in-progress is completed.

The Company’s expansion plan contribution program has been terminated with no contracts being signed after June 30, 1997. Contributions continued to be received by 1999 and the last capital increase occurred in 2000. Since December 31, 2000 there have been no remaining balances of expansion plan contributions to be capitalized.

Donations and subsidies for investments

Under Brazilian GAAP these amounts, which comprise principally the excess of the value of property, plant and equipment incorporated into the Company’s assets over the corresponding credits to expansion plan contributions received, are recorded as a credit to other capital reserves. For US GAAP purposes, the credit to capital reserves would be classified as a deferred credit and amortized to reduce depreciation expense.

m.	Loans and Financing

For US GAAP, loans and financing balances in default or expected to be in default within a year of the balance sheet date would be classified as current obligations unless creditors had provided the Company waivers for such defaults. For Brazilian GAAP, loans and financing balances in technical default are not always classified as current liabilities. As of December 31, 2002, there is no Company’s outstanding debt in default.

TELECOMUNICAÇÕES DE SÃO PAULO S.A.—TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2002, 2001 and 2000

(Amounts expressed in thousands of Brazilian reais)

As presented in Note 23, accrued interest is presented as loans and financing.

n.	Valuation of Long-Lived Assets

For US GAAP, effective January 1, 2002 the Company adopted SFAS 144 “Accounting for Impairment or Disposal of Long-Lived Assets.” In accordance with this standard, the Company periodically evaluates the carrying value of long-lived assets to be held and used, when events and circumstances warrant such a review. The carrying value of long-lived assets is considered impaired when the anticipated undiscounted cash flow from such assets is separately identifiable and is less than their carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the assets. The adoption of this standard had no effect on the Company’s results or financial position.

Brazilian GAAP does not require cash flow computations in order to determine potential asset impairment.

o.	Retained earnings

For Brazilian GAAP, a company formed as a result of a spin-off may have retained earnings in its balance sheet if the parent company shareholders’ resolution adopting the spin-off allocates retained earnings from the parent company to the new company. Under US GAAP, “retained earnings” allocated in the spin-off would not be considered historical retained earnings as such amount would represent capital allocated from the parent company and would be described as “distributable capital.” As a result of the May 22, 1998 spin-off, the Company had US GAAP distributable capital of R$2,732,386 on May 22, 1998.

p.	Recognition of gains from disputed taxes

The Finsocial (tax on sales), currently Cofins, was a tax calculated on operating gross revenue at a rate of 0.5%, that had been increased to 2.0%.The rate increase has been disputed in court and CTBC (merged by the Company) has offset the amounts related to the increase in rates against Cofins (tax on sales). Under US GAAP this amount would be considered a gain contingency which would not be recognized until receipt of the benefit were to be considered full and final.

q.	Research and development costs

Under Brazilian GAAP companies are allowed to capitalize research and development costs. In 2002 and 2001, the Company capitalized research and development costs of R$4,949 and R$21,898, respectively, net of accumulated amortization, comprised mainly of contributions to the Centro de Pesquisa e Desenvolvimento da Telebrás (Research and Development Center of Telebrás). Under US GAAP these costs would be expensed as incurred.

r.	Revenue recognition

Under Brazilian GAAP, revenues from activation fees are recognized upon activation of a customer’s services. Under US GAAP, net revenues from activation fees have to be deferred and amortized over the estimated effective contract life.

The interconnection fee paid by the Company to other telecommunication operators related to the use of prepaid telephone cards outside its region is registered as a reduction of the public telephones revenues. According to US GAAP, such payment would be classified as a cost of service. Thus, such difference of accounting principle does not affect nor the net income neither the shareholders’ equity under US GAAP.

TELECOMUNICAÇÕES DE SÃO PAULO S.A.—TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2002, 2001 and 2000

(Amounts expressed in thousands of Brazilian reais)

s.	Value-added and other sales taxes

Under BR GAAP, these taxes are deducted from gross operating revenue to arrive net operating revenue. Under US GAAP, these taxes should be recorded as cost of services. Accordingly this difference in accounting principle has no impact in net income (loss) nor in shareholders’ equity. The impact of this difference under US GAAP was to increase both revenues and cost of services by R$3,571,921, R$3,121,175 and R$2,492,795 for 2002, 2001 and 2000, respectively.

t.	Sale of Ceterp Celular

Under Brazilian GAAP, when Ceterp was purchased it was recorded at the book value of the net assets of Ceterp, and no distinction was made for Ceterp Celular, the cellular phone business of Ceterp. At the time of the purchase of Ceterp, the Company was obligated to dispose of the cellular business within six month under the regulatory rules in Brazil. Under US GAAP, EITF 87-11, “Allocation of Purchase Price to Assets to be Sold”, when a subsidiary acquired in a purchase is intended to be sold within one year of the purchase date, that subsidiary should be recorded at its non-discounted net realizable value. Therefore, under US GAAP, there would be no gain recognized on the sale of Ceterp Celular. The net income under US GAAP has been adjusted to reflect the reversal of the gain of R$84,798, and the effect on the amortization of concession and depreciation of fixed assets.

u.	Purchase accounting for the exchange of the Company´s shares for minority interest shares in Telesp and CTBC

Under Brazilian GAAP, the exchange of shares issued by the Company for minority interests in Telesp and CTBC was recorded based on the book value of the net assets of Telesp and CTBC, and the purchase price was considered to be the book value of the shares issued. Under US GAAP, the purchase price would be the market value of the shares issued by the Company, and the minority interests acquired would be recorded at the fair value of the net assets. The purchase price of the Telesp and CTBC was R$1,126,547, lower than the net assets acquired. This negative goodwill under US GAAP reduces the fixed assets. The depreciation expense related to those fixed assets is adjusted in the net income under US GAAP.

v.	Derivative instruments

As mentioned in Note 31, the Company contracted foreign currency swap and option contracts for long-term agreements at various exchange rates, in the notional amount of R$4,244,132 at December 31, 2002 (R$4,002,163 at December 31, 2001). Under Brazilian GAAP, foreign currency swap contracts are recorded at the notional amount multiplied by the terms of the contract as if they had been settled at the balance sheet date. Premiums paid or received from option contracts are recorded at cost, less allowance for losses as necessary.

In 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” which was subsequently amended by SFAS Nos. 137 and 138. SFAS No. 133 must be applied to all derivative instruments and certain derivative instruments embedded in hybrid instruments and requires that such instruments be recorded in the balance sheet either as an asset or liability measured at its fair value. Changes in the derivative’s fair value are recognized currently in earnings unless specific hedge accounting criteria are met.

If the derivative is designated as a hedge, depending on the nature of the hedge, changes in the fair value of derivatives that are considered to be effective, as defined, will either offset the change in fair value of the hedged

TELECOMUNICAÇÕES DE SÃO PAULO S.A.—TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2002, 2001 and 2000

(Amounts expressed in thousands of Brazilian reais)

assets, liabilities, or firm commitments through earnings or will be recorded in other comprehensive income until the hedged item is recorded in earnings. Any portion of a change in a derivative’s fair value that is considered to be ineffective, as defined, must be immediately recorded in earnings. Any portion of a change in a derivative’s fair value that the Company has elected to exclude from its measurement of effectiveness, such as the change in time value of option contracts, will also be recorded in earnings.

The effect of adopting SFAS 133 as of January 1, 2001 was a gain of R$30,016 (net of income tax effects of R$14,784), and is presented as “Cumulative effect of a change in accounting principle in the reconciliation of net income for the year ended December 31, 2001.

For US GAAP purposes, these swap contracts do not qualify for hedge accounting, since the premium and other contract terms are subject to the effects of certain variable factors including foreign currency exchange and interest rates. US GAAP requires that financial instruments of this nature be recorded at fair value through earnings.

w.	Deferred charges

Pre-operating expenses recorded as deferred charges for BR GAAP has been expensed for US GAAP purposes.

x.	Consolidation method

Under Brazilian GAAP, the investment at Aliança Atlântica has been consolidated, in proportion to the interest in this company. Under the US GAAP, the investment at Aliança Atlântica should not be consolidated, as the participation of Telesp is 50%. Due to this procedure, the total assets have been increased by R$2,783 as of December 31, 2002 (R$1,085 as of December 31, 2001). Accordingly, this difference has no impact on net income or shareholders’ equity.

Under Brazilian GAAP equity pick-up includes exchange variation on foreign investments, which is computed in determining net income. Under US GAAP foreign currency translation adjustments are not included in determining net income for the period but are included in other comprehensive income and accumulated in equity until a sale in whole or in part or a complete or substantially complete liquidation of the net investment in the foreign entity takes place.

Additionally, Telesp directly and indirectly, through Aliança Atlântica, owns 0.85% of Portugal Telecom capital stock, which have been accounted for at cost and consolidated, respectively, under Brazilian GAAP. However, since there is no evidence of significant influence over this investee company management, these investments were accounted for as available for sale equity securities at the market value under US GAAP. However, no decision has been taken about the possible sale of these investments.

y.	Comprehensive income

SFAS 130 “Reporting Comprehensive Income” establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. The objective of the statement is to report all changes in shareholder’s equity that result from transactions and other economic events of the period other than transactions with owners (“comprehensive income”). Comprehensive income is the total net income and other non-owner equity transactions that result in changes in net equity. Comprehensive income is equivalent to net income determined under US GAAP as the Company has no components of other comprehensive income for each of the two-year period ended December 31, 2001

TELECOMUNICAÇÕES DE SÃO PAULO S.A.—TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2002, 2001 and 2000

(Amounts expressed in thousands of Brazilian reais)

For the year ended December 31, 2002, the components of comprehensive income besides net income are the foreign currency translation adjustments related to the investments that have functional currency other than Brazilian reais, additional minimum liability calculated in accordance with SFAS 87, and fair value of available for sale equity securities in accordance with SFAS 115. The following represents the statement of comprehensive income prepared under U.S. GAAP:

2002
Statement of Comprehensive Income

Net Income per U.S. GAAP	248,988
Other Comprehensive Income:
Foreign currency translation adjustments	32,751
Minimum liability—SFAS87	(5,607)
Fair value of available for sale equity securities—SFAS 115	61,523

Comprehensive income	337,655

The following chart describes changes in accumulated “Other comprehensive income”.

Other Comprehensive Income

Ending balance at December 2000	—
Period change	—
Ending balance at December 2001	—
Period change	88,667

Ending balance at December 2002	88,667

z.	Acquisition of the IP network

On December 2002, the Company acquired the assets and customer portfolio for the “IP Comutado” and “Speed Link” services of Telefônica Empresas S.A (See Note 18).Under Brazilian GAAP this transaction was recorded at fair market value of the net assets acquired. Under US GAAP, transfers and exchange of nonmonetary assets between entities under common control should be recorded at historical cost. Thus, for US GAAP purpose the difference between fair market value and historical cost of assets in the amount of R$46,991 (R$71,198 net of income and social contribution tax effects of R$24,207) has been recorded directly to shareholders´ equity as capital distributed.

TELECOMUNICAÇÕES DE SÃO PAULO S.A.—TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2002, 2001 and 2000

(Amounts expressed in thousands of Brazilian reais)

Net income reconciliation of the difference between US and Brazilian GAAP

	2002	2001	2000
Consolidated net income as reported	456,518	930,845	928,546
Add (deduct):
Different criteria for:
a) Capitalized interest	74,969	229,223	102,390
a) Amortization of capitalized interest	29,035	34,646	49,992
Contributions to plant expansion:
l) Amortization of deferred credit	46,726	46,849	39,166
d) Items reflected directly in shareholders’ equity:
Unclaimed dividends	—	—	13,133
Deferred tax on full indexation	—	—	(468,425)
c) Pension and other postretirement benefits—see Note 35.e)	424	(350)	612,528
u) Decrease in depreciation expense due to reduction of fixed assets for fair value in excess of purchase price on merger of Telesp and CTBC	144,635	141,934	139,711
t) Merger of Ceterp
Fair market value of assets	—	—	(50,130)
Amortization of the fair market value of assets	4,057	4,037	417
Concession	—	—	(34,668)
Amortization of concession	10,415	6,933	578
p) Reversal of COFINS	—	51,666	—
q) Deferred research expenses	(4,949)	(21,898)	—
w) Pre-operating expenses included in deferred assets	7,188	(53,953)	(1,585)
v) SFAS 133 adjustments—Derivative instruments	(544,775)	51,194	—
r) Deferred revenues from activation fees	(19,483)	(55,770)	(73,887)
g) Deferred tax on above adjustments	98,718	(142,828)	(224,282)
g) Reversal of deferred social contribution tax	(21,739)	(13,830)	4,740
x) Foreign currency translation adjustment	(32,751)	—	—
US GAAP net income (loss) before cumulative effect of a change in accounting principle	248,988	1,208,698	1,038,224

v) Cumulative effect of SFAS133 adoption, net of income and social contribution effects of R$14,784 (SFAS133)	—	30,016	—

US GAAP net income	248,988	1,238,714	1,038,224

Net income per thousand shares in accordance with US GAAP

	2002	2001	2000
Common shares—Basic and diluted
Before cumulative effect of a change in accounting principle	0.39	2.45	2.12
Cumulative effect of a change in accounting principle	—	0.06	—
US GAAP net income (loss)	0.39	2.51	2.12
Weighted average common shares outstanding	165,321,904	165,322,470	165,376,730

Preferred shares—Basic and diluted
Before cumulative effect of a change in accounting principle	0.56	2.45	2.12
Cumulative effect of a change in accounting principle	—	0.06	—
US GAAP net income (loss)	0.56	2.51	2.12
Weighted average preferred shares outstanding	328,325,175	328,342,876	325,037,442

TELECOMUNICAÇÕES DE SÃO PAULO S.A.—TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2002, 2001 and 2000

(Amounts expressed in thousands of Brazilian reais)

Shareholders’ equity reconciliation of the difference between US and Brazilian GAAP

	2002	2001	2000
Total shareholders’ equity as reported	16,260,233	17,096,273	17,517,096
Add (deduct):
Different criteria for:
a) Capitalized interest	(286,424)	(361,393)	(590,616)
a) Amortization of capitalized interest	411,581	382,546	347,900
b) Reversal of proposed dividends	102,513	—	—
p) Reversal of COFINS tax credit	(17,500)	(17,500)	(69,166)
l) Contributions to plant expansion:
Subscribed capital stock	660	660	660
Deferred credit
Expansion plan contributions	(330,496)	(331,945)	(340,265)
Donations and subsidies for investments	(221,124)	(219,668)	(223,429)
Amortization of deferred credit
Expansion plan contributions	165,288	138,619	118,659
Donations and subsidies for investments	94,121	76,472	63,366
c) Pension and other postretirement benefits	120,958	120,534	(23,212)
c) OCI—minimum liability SFAS87	(8,495)	—	—
x) OCI—fair value of available for sale equity securities SFAS115	93,216	—	—
u) Merger of Telesp and SPT Participações:.
Fair market value of assets	(1,126,547)	(1,126,547)	(1,126,547)
Accumulated depreciation related to fair market value of assets	437,630	292,995	151,061
t) Merger of Ceterp:
Fair market value of assets	(50,130)	(50,130)	(50,130)
Amortization of the fair market value of assets	8,511	4,454	417
Concession	(34,668)	(34,668)	(34,668)
Amortization of concession	17,926	7,511	578
q) Deferred research expenses	(26,847)	(21,898)	—
w) Pre-operating expenses included in deferred charges	(48,350)	(55,538)	(1,585)
v) Derivative instruments	(448,781)	95,994	—
r) Deferred revenues from activation fees	(149,140)	(129,657)	(73,887)
z) Capital distributed	(71,198)	—	—
g) Deferred tax effects on above adjustments	499,960	405,840	611,003
g) Reversal of deferred social contribution tax (note 33 g)	—	21,739	35,569

US GAAP shareholders’ equity	15,392,897	16,294,693	16,312,804

The deferred tax effect of the US GAAP adjustments noted above would be classified mainly as a noncurrent asset in the balance sheet.

TELECOMUNICAÇÕES DE SÃO PAULO S.A.—TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2002, 2001 and 2000

(Amounts expressed in thousands of Brazilian reais)

Consolidated statements of changes in shareholders’ equity in accordance with US GAAP

Shareholders’ equity
Balances at December, 31 1999	15,935,646

Capital increase
Shareholders’ funds	13
Public offering of shares	(76)
Net assets received on the merger of CETERP	9,336
Dissident shareholders of CTBC	(19,654)
Expansion plan contributions:
Deferred credits	(103,786)
Net income for the year	1,038,224
Interest on shareholders’ equity	(546,899)

Balances at December 31, 2000	16,312,804

Unclaimed dividends	22,070
Capital decrease on spin-off of Telefônica Data Brasil Holding S.A.	(218,065)
Public offering of shares	(794)
Net income for the year	1,238,714
Interest on shareholders’s equity	(1,060,036)

Balances at December 31, 2001	16,294,693

Addition to special reserve for dividends	921
Public offering of shares	(2,862)
Unclaimed dividends	80,928
OCI—Minimum liability—SFAS87	(5,607)
Net income for the year	248,988
Dividends and interest on shareholders’ equity	(1,271,447)
OCI—Foreign currency translation adjustment	32,751
OCI—Fair value of available for sale equity securities—SFAS115	61,523
Capital distributed	(46,991)

Balances at December 31, 2002	15,392,897

TELECOMUNICAÇÕES DE SÃO PAULO S.A.—TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2002, 2001 and 2000

(Amounts expressed in thousands of Brazilian reais)

35.	Additional disclosures required by US GAAP

a.	Reconciliation of operating income under Brazilian GAAP to operating income under US GAAP

	2002	2001	2000
Brazilian GAAP operating income	430,258	913,803	951,649
Reversal of financial expense, net	754,869	335,738	64,429
Reversal of OCI—Foreign currency translation adjustment	(32,751)	—	—
Reversal of loss in equity holdings of subsidiaries	17,043	—	—

US GAAP adjustments—
Amortization of capitalized interest	29,035	34,646	49,992
Contribution to plant expansion—amortization of deferred credit	46,726	46,849	39,166
Pension and other postretirement benefits	424	(350)	612,528
Decrease in depreciation expense due to reduction of fixed assets for fair value in excess of purchase price on merger of Telesp and CTBC	144,635	141,934	139,711
Merger of Ceterp
Amortization of the fair market value of assets	4,057	4,037	417
Amortization of concession	10,415	6,933	578
Reversal of COFINS	—	51,666	—
Deferred research expenses	(4,949)	(21,898)	—
Pre-operating expenses included in deferred assets	7,188	(53,953)	(1,585)
Deferred revenue on activation fees	(19,483)	(55,770)	(73,887)

US GAAP operating income	1,387,467	1,403,635	1,782,998

b.	Reconciliation of net revenues and costs under Brazilian GAAP to net revenues and costs under US GAAP—

b.1) Net	operating revenue

Net operating revenue under Brazilian GAAP differs from US GAAP on the recognition of revenues from activation fees and value added and other sales taxes, as presented below:

	2002	2001	2000
Net revenue under BR GAAP	10,088,114	9,048,848	7,515,402
Reclassification to cost of services
Value added and other sales taxes	3,571,921	3,121,175	2,492,795
Reclassification of costs public telephones	119,585	126,626	95,644
US GAAP adjustments—
Recognition of activation fee revenue	(19,483)	(55,770)	(73,887)

Net revenue under US GAAP	13,760,137	12,240,879	10,029,954

TELECOMUNICAÇÕES DE SÃO PAULO S.A.—TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2002, 2001 and 2000

(Amounts expressed in thousands of Brazilian reais)

b.2) Cost	of services

	2002	2001	2000
Brazilian GAAP cost of services	(6,639,981)	(5,788,207)	(5,118,189)
Reclassification from net revenues
Value added and other taxes sales taxes	(3,571,921)	(3,121,175)	(2,492,795)
Reclassification of costs public telephones	(119,586)	(126,626)	(95,644)
US GAAP adjustments—
Amortization of capitalized interest	29,035	34,646	49,992
Contribution to plant expansion—amortization of deferred credit	46,726	46,849	39,166
Decrease in depreciation expense due to reduction of fixed assets for fair value in excess of purchase price on merger of Telesp and CTBC	144,635	141,934	139,711
Merger of Ceterp—amortization of fair market value of assets and concession	14,472	10,970	995

US GAAP cost of services	(10,096,620)	(8,801,609)	(7,476,764)

US GAAP gross profit	3,663,517	3,439,270	2,553,190

c.	Total assets and property, plant and equipment under US GAAP

	2002	2001	2000
Total assets	25,287,957	26,518,930	24,494,431

Property, plant and equipment	47,845,158	46,387,573	43,005,851
Accumulated depreciation	(29,157,934)	(25,651,941)	(23,370,255)

Net property, plant and equipment	18,687,224	20,735,632	19,635,596

d.	Pension and post-retirement benefits

A summary of the liability as of December 31, 2002 and 2001 for the Company´s active employees defined benefit pension plan (PBS—TELESP) is as follows:

	2002	2001
PBS—TELESP
Funded status:
Accumulated benefit obligation:
Vested	81,378	25,159
Nonvested	26,441	24,564

Total	107,819	49,723
Projected benefit obligation	118,022	73,280
Fair value of plan assets	69,229	68,804

Projected obligation in excess of assets	48,793	4,476
Unrecognized gains (losses)	(18,698)	25,894
Unrecognized net transition obligation	(5,982)	(6,808)

Accrued pension cost	24,113	23,562

Adjustments to recognize minimum liability	14,477	—

Intangible asset	5,982	—
Charge to equity—OCI—minimum liability SFAS87	8,495	—

TELECOMUNICAÇÕES DE SÃO PAULO S.A.—TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2002, 2001 and 2000

(Amounts expressed in thousands of Brazilian reais)

Disclosure of net periodic pension cost

	2002	2001
Service cost (net of employee contributions)	2,521	2,804
Interest cost on PBO	7,165	3,930
Expected return on assets	(6,856)	(6,011)
Amortization of initial transition obligation	826	826
Amortization of (gains) or losses	(1,419)	(1,776)

Net periodic pension cost	2,237	(227)

Accrued (prepaid) pension cost

	2002	2001
Accrued pension cost at beginning of year	23,562	23,212
Net periodic pension cost	2,237	(227)
Actual contributions	(1,686)	(1,728)
Adjustments(i)	—	2,305

Accrued pension cost at end of year	24,113	23,562

(i)	Change in functional currency from UMC (Constant Purchasing Power Index) to real.

Change in benefit obligation

	PBO	Unrec.G/(L)	Unrec.ITO
Benefit obligation at December 31, 2000	43,273	30,027	(7,028)
Visão Plan(i)	21,462	—	—
Service cost	3,250	—	—
Interest cost	3,930	—	—
Amortization	—	(1,776)	826
Benefit payments and expenses	(3,723)	—	—
Liability experience—G/(L)	(1,701)	1,701	—
Asset experience	—	(6,746)	—
Adjustments(ii)	6,789	2,688	(606)

Benefit obligation at December 31, 2001	73,280	25,894	(6,808)
Service cost	2,799	—	—
Interest cost	7,165	—	—
Amortization	—	(1,419)	826
Benefit payments and expenses	(3,505)	—	—
Liability experience—G/(L)	38,283	(38,283)	—
Asset experience	—	(4,890)	—
Benefit obligation at December 31, 2002	118,022	(18,698)	(5,982)

(i)	inclusion of risks of death and disability of participants in the defined contribution plan (“Visão Plan”).
(ii)	Change in functional currency from UMC (Constant Purchasing Power Index) to real.

TELECOMUNICAÇÕES DE SÃO PAULO S.A.—TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2002, 2001 and 2000

(Amounts expressed in thousands of Brazilian reais)

Change in plan assets

	2002	2001
Plan assets at beginning of year	68,804	43,060
Visão Plan(i)	—	21,462
Actual contribution	1,812	1,946
Actual distributions (including settlement) and expenses	(3,505)	(3,723)
Actual return on plan assets	2,118	(507)
Adjustments(ii)	—	6,566

Plan assets at end of year	69,229	68,804

(i)	inclusion of risks of death and disability of participants in the defined contribution plan (“Visão Plan”).
(ii)	Change in functional currency from UMC (Constant Purchasing Power Index) to real.

The actuarial assumptions used in 2002 and 2001 were as follows:

	2002	2001
Discount rate for determining projected benefit obligations	10.24%	10.24%
Rate of increase in compensation levels	6.08%	6.08%
Benefit adjustments	4.00%	4.00%
Expected long-term rate of return on plan assets	10.24%	10.24%
Inflation	4.00%	4.00%
Number of active participants—PBS—Telesp	139	216
Number of retirees and beneficiaries—PBS—Telesp	676	295

A summary of the Sistel pension plan as of December 31, 2002 and 2001 for the multiemployer portion (inactive employees pension plan)—PBS-A, is as follows:

Pension benefit plan—PBS-A

	2002	2001
Funded status:
Accumulated benefit obligation
Vested	2,922,542	2,809,643

Projected benefit obligation	2,922,542	2,809,643
Fair value of plan assets	3,650,789	3,214,439

Funded status	(728,247)	(404,796)

Change in benefit obligation

	2002	2001
Benefit obligation at beginning of year	2,809,643	2,377,565
Interest cost	305,036	268,665
Benefit payments and expenses	(253,628)	(231,996)
Liability experience loss (gain)	61,491	395,409

Benefit obligation at end of year	2,922,542	2,809,643

TELECOMUNICAÇÕES DE SÃO PAULO S.A.—TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2002, 2001 and 2000

(Amounts expressed in thousands of Brazilian reais)

Change in plan assets

	2002	2001
Plan assets at beginning of year	3,214,439	3,012,773
Actual distributions and expenses	(253,628)	(231,996)
Actual return on plan assets	689,978	433,662

Plan assets at end of year	3,650,789	3,214,439

The actuarial assumptions used in 2000 and 2001 were as follows:

	2002	2001
Discount rate for determining projected benefit obligations	11.30%	11.30%
Rate of increase in compensation levels	8.15%	8.15%
Benefit adjustments	5.00%	5.00%
Expected long-Term rate of return on plan assets	14.45%	14.45%
Inflation	5.00%	5.00%
Number of retirees and beneficiaries	25,224	25,270

A summary of the postretirement benefits plan (health care plan—PAMA), which remains as multiemployer plan, is as follows:

Health Care Plan—PAMA

	2002	2001
Funded Status:
Accumulated postretirement benefit obligation:
Active participants	46,107	69,212
Inactive participants	867,041	812,148

	913,148	881,360
Fair value of plan assets	405,732	358,619

Obligations in excess of plan assets	507,416	522,741

Change in benefit obligation

	2002	2001
Benefit obligation at beginning of year	881,360	859,342
Service cost	3,852	5,322
Interest cost	97,985	96,478
Benefit payments and expenses	(32,881)	(25,143)
Actuarial (gain) loss	(37,168)	(54,639)

Benefit obligation at end of year	913,148	881,360

TELECOMUNICAÇÕES DE SÃO PAULO S.A.—TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2002, 2001 and 2000

(Amounts expressed in thousands of Brazilian reais)

Change in plan assets

	2002	2001
Plan assets at beginning of year	358,619	352,373
Employer contributions	1,071	10,101
Actual distributions and expenses	(32,881)	(25,143)
Actual return on plan assets	78,923	21,288

Plan assets at end of year	405,732	358,619

The actuarial assumptions used in 2002 and 2001 were as follows:

	2002	2001
Discount rate for determining projected benefit obligations	11.30%	11.30%
Rate of increase in compensation levels	8.15%	8.15%
Expected long-Term rate of return on plan assets	14.45%	14.45%
Increase in utilization	10,62%	9.20%
Inflation	5.00%	5.00%
Number of active participants	2,614	3,676
Number of retirees and beneficiaries	27,125	23,607

Health care trend rates of increase were projected at annual rates including inflation ranging from 10.62% in 2002 decreasing to 7.8% after 45 years (5.0% inflation). The effect of a one percent annual increase in the assumed health care cost trend rates would increase the accumulated postretirement benefits obligation at December 31, 2002 by R$148,571 (R$128,414 in 2001). The effect of a one percent annual decrease in the assumed health care cost trend rates would decrease the accumulated postretirement benefits obligation at December 31, 2002 by R$119,485 (R$104,970 in 2001).

e.	Concentration of risk

Credit risk with respect to customer accounts receivable is diversified. The Company continually monitors the level of customer accounts receivable and limits the exposure to bad debts by cutting access to the telephone network if any bill is one month past due. Exceptions comprise telephone services that must be maintained for reasons of safety or national security.

For conducting its business, the Company is fully dependent upon the fixed-line telecommunications concession as granted by the Federal Government.

Approximately 45% of all employees are members of state labor unions associated either with the Sindicato dos Trabalhadores de Empresas de Telecomunicações e Operadores de Mesas Telefônicas no Estado de São Paulo, the Labor Union of Employees of Telecommunication Companies and Telecommunication Desk Operators in the State of São Paulo, or Sintetel, which is associated with Federação Nacional dos Trabalhadores em Telecomunicações, the National Federation of Telecommunication Workers, or Fenattel. Our collective labor agreements will expire on August 31, 2003. Our management considers the relations with our work force to be satisfactory. We never experienced a work stoppage that had a material effect on our operations.

There is no concentration of available sources of labor, services, concessions or rights, other than those mentioned above, that could, if suddenly eliminated, severely impact the Company’s operations.

TELECOMUNICAÇÕES DE SÃO PAULO S.A.—TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2002, 2001 and 2000

(Amounts expressed in thousands of Brazilian reais)

f.	Executive incentive program and stock purchase and option program

Executive Incentive Program

In April, 2001, the Company approved an incentive program (the “TOP” Program) initiated following a framework plan designed by TESA for certain TESA’s group executives, consisting of granting stock options of TESA (the indirect controlling shareholder of the Company) to 22 of the Company’s top executives who are bound to hold them for the Program term. During May 2001, each executive signed the incentive program agreement and bought a predetermined number of TESA shares at market price to assign them to the Program. The executives were granted a number of TESA stock options at a given strike price, adjusted for dilution, currently equivalent to 13.9420 euro per share, equal to ten times the number of shares purchased and assigned to the Program, plus a number of TESA stock options at another given strike price, adjusted for dilution, currently equivalent to 20.9106 euro per share, equal to ten times the number of shares purchased and assigned to the Program. The program term is three years during which the options may be exercised no more than three times. As of December 31, 2002 and 2001, the eligible shares under the Program total 24,728 and 26,093, respectively, involving a total amount of 494,560 and 521,860 options respectively. In consideration for the grant by TESA to the Company’s executives, the Company agreed to pay TESA a total charge of R$3,684 which based on the market value of the options on the grant date. Under both Brazilian and US GAAP, this amount has been deferred, and is being recognized as compensation expense over the term of the program, in “General and administrative expense—Personnel”.

Stock Purchase and Option Program

In February, 2000, TESA approved a program whereby all Company employees who chose to participate acquired a number of TESA shares, which number was based on their annual compensation, for the equivalent of 5 euro per share. In addition, TESA granted the participants 26 stock options for every TESA share purchased at a strike price of 5 euros per option. The actual number of options eligible for exercise depends on the appreciation, if any, of the stock price of TESA over the reference value established at 20.50 euros. The program term is four years and participating employees may exercise the options granted on three different occasions during such four-year term.

Under Brazilian GAAP, the benefits under this program are contingent on the participants continued employment with the Telefonica group (i.e. they may not unilaterally and voluntarily terminate their employment with the group before the exercise date without losing the benefits under the program). Since the above benefits are granted by TESA directly, this program is not accounted for under Brazilian GAAP. The eligible shares under the program as of December 31, 2002 and 2001 total 126,027 and 133,587, respectively, with related options amounting to 3,276,702 and 3,473,262, respectively.

Under US GAAP, the difference between the market value and purchase price of 5 euros is required to be recorded as compensation expense. However, this amount was de-minimis and consequently, the Company did not record a US GAAP adjustment related to this item for the year ended December 31, 2001. Additionally, under US GAAP, the cost represented by the options granted by the principal shareholder are deferred and recognized over the period of service delivery covered by the plan. Such cost is accounted for at its intrinsic value, as defined in APB 25, Accounting for Stock Issued to Employees, applied to the number of options currently expected by the principal shareholder to vest.

Telefónica, S.A. advised the Company that, as the actual number of options eligible for exercise varies depending on the appreciation, if any, of the stock price of TESA over the reference value, it was not feasible to

TELECOMUNICAÇÕES DE SÃO PAULO S.A.—TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2002, 2001 and 2000

(Amounts expressed in thousands of Brazilian reais)

estimate at December 31, 2002 and 2001, the quantities of shares that are likely to vest in the future. Accordingly, the application of the provisions of APB 25 mentioned above did not result in any U.S. GAAP adjustment to net income for the fiscal years ended December 31, 2002 and 2001. Had compensation expense for options granted under the TIES Program been determined based on fair value at the grant dates in accordance with SFAS No. 123, Accounting for Stock-Based Compensation, the Company would have not recorded any compensation expense for the same reasons indicated above.

The weighted average fair value of options granted was 3.11 euros per share.

g.	New accounting pronouncements

SFAS No. 141—“Business Combinations”

During June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 141 (SFAS 141), “Business Combinations”. SFAS 141 addresses financial accounting and reporting for business combinations and supersedes APB Opinion No. 16 (Opinion 16), “ Business Combinations” and FASB Statement No. 38, “ Accounting for Preacquisition Contingencies of Purchased Enterprises”. All business combinations in the scope of SFAS 141 are to be accounted for using one method the purchase method. In addition, SFAS 141 requires that intangible assets be recognized as assets apart from goodwill if they meet two criteria—the contractual-legal criterion or the separability criterion. To assist in identifying acquired intangible assets, SFAS 141 also provides a list of intangible assets that meet either of those criteria. In addition to the disclosure requirements prescribed in Opinion 16, SFAS 141 requires disclosure of the primary reasons for a business combination and the allocation of the purchase price paid to the assets acquired and liabilities assumed by major balance sheet caption. SFAS 141 also requires that when the amounts of goodwill and intangible assets acquired are significant to the purchase price paid, disclosure of other information about those assets is required, such as the amount of goodwill by reportable segment and the amount of the purchase price assigned to each major intangible asset class. The provisions of SFAS 141 apply to all business combinations initiated after June 30, 2001. SFAS 141 also applies to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001, or later. The adoption of SFAS 141did not result in any impact to the Company’s financial statements.

SFAS No. 142—“Goodwill and Other Intangible Assets”

During June 2001, FASB issue SFAS No. 142, “Goodwill and Other Intangible Assets”. SFAS No. 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion 17, Intangible Assets. SFAS No. 142 also amends SFAS No. 121, “Accounting for the Impairment of Long Lived Assets and for long-lived Assets to Be Disposed Of”, to exclude from its scope goodwill and intangible assets that are not amortized. SFAS No. 142 addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. This Statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. The provision of SFAS No. 142 is required to be applied starting with fiscal years beginning after December 15, 2001. Early application is permitted for entities with fiscal years beginning after March 15, 2001, provided that the first interim financial statements have not been issued. An exception to SFAS No. 142 application date is for goodwill and intangible assets acquired after June 30, 2001, which will be immediately subject of the non-amortization and amortization provisions of this statement. The adoption of SFAS No. 142 on January 1, 2002 did not have an impact on the Company’s financial statements.

TELECOMUNICAÇÕES DE SÃO PAULO S.A.—TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2002, 2001 and 2000

(Amounts expressed in thousands of Brazilian reais)

SFAS No. 143—“Accounting for Asset Retirement Obligations”

During June 2001 the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 143 (SFAS No. 143), Accounting for Asset Retirement Obligations”. SFAS No. 143 basically requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement cost are capitalized as part of the carrying amount of the long-lived asset. Under SFAS No. 143 the liability for an asset retirement obligation is discounted and accretion expense is recognized using the credit-adjusted risk-free interest rate in effect when the liability was initially recognized. In addition, disclosure requirements contained in SFAS No. 143 will provide more information about asset retirement obligations. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15 ,2002 with earlier application encouraged. Based on an initial assessment of the provisions and requirements of SFAS 143, management believes that the implementation of this statement will not result in any impact to the Company’s financial statements.

SFAS No. 146—“Accounting for Costs Associated with Exit or Disposal Activities”

In June 2002, the FASB issued Statement of Accounting Standards No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)” (“EITF 94-3”). SFAS No. 146 eliminates the definition and requirements for recognition of exit costs in EITF No. 94-3. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognised when the liability is incurred. Under EITF No. 94-3, a liability for an exit cost as defined in EITF No. 94-3 was recognised at the date of an entity’s commitment to an exit plan. SFAS No. 146 also concluded that an entity’s commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. SFAS No. 146 also establishes that fair value is the objective for initial measurement of the liability. The Company is currently evaluating the impact that the adoption of SFAS No. 146 will have on its results of operations and financial position. However, the Company does not believe that the adoption of SFAS No. 146 will have a material impact on the Company’s financial statements.

FIN No. 45—“Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”

In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN No. 45”). This interpretation requires certain disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN No. 45 are effective for interim and annual periods after December 15, 2002. The initial recognition and initial measurement requirements of FIN No. 45 are effective prospectively for guarantees issued or modified after December 31, 2002. Based on an initial assessment of the provisions and requirements of FIN No. 45, management believes that the implementation of this statement will not result in any impact to the Company’s financial statements.

* * * * * * * * * * * * * * * * * * * * * * * * * * * * *

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, Telesp certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELECOMUNICAÇÕES DE SÃO PAULO S.A.—TELESP

By:	/s/ FERNANDO XAVIER FERREIRA
Name:	Fernando Xavier Ferreira
Title:	Chief Executive Officer and President

By:	/s/ CARLOS GARCIA-ALBEA RISTOL
Name:	Carlos Garcia-Albea Ristol
Title:	Chief Financial Officer and Vice-President

Dated:  June 25, 2003

CERTIFICATION UNDER SECTION 302 OF THE U.S. SARBANES-OXLEY ACT OF 2002

I, Fernando Xavier Ferreira, certify that:

1.	I have reviewed this annual report on Form 20-F of Telecomunicações de São Paulo S.A.—TELESP;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a)	Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c)	Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (and persons performing the equivalent function):

(a)	All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

The registrant’s other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or any other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/ Fernando Xavier Ferreira
Fernando Xavier Ferreira
Chief Executive Officer

June 25, 2003

CERTIFICATION UNDER SECTION 302 OF THE U.S. SARBANES-OXLEY ACT OF 2002

I, Carlos Garcia-Albea Ristol, certify that:

1.	I have reviewed this annual report on Form 20-F of Telecomunicações de São Paulo S.A.—TELESP;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a)	Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c)	Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (and persons performing the equivalent function):

(a)	All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

The registrant’s other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or any other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/ Carlos Garcia-Albea Ristol
Carlos Garcia-Albea Ristol
Chief Financial Officer

June 25, 2003

EXHIBITS INDEX

Exhibit Number	Description

1.1	Bylaws in English of Telecomunicações de Sao Paulo S.A.—Telesp, as amended

2.(a)	Deposit Agreement dated as of July 27, 1998 among Telesp Participações S.A., The Bank of New York, as Depositary, and Owners and Beneficial Owners of American Depositary Receipts issued thereunder. *

4.(a)1	Consulting Services Agreement dated May 17, 1999 (Portuguese original)**

4.(a)2	Consulting Services Contract dated May 17, 1999 (English version)**

8.1	List of Subsidiaries (See “Item 4.C—Organizational Structure”)

12.(a)1	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith)

12.(a)2	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith)

*	Incorporated by reference to our predecessor holding company, Telesp Participações S.A. registration statement on Form F-6 (No. 333-9474) filed with the Commission on September 30, 1998.
**	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2000 filed with the Commission on June 29, 2001.