Form 20-F
period 2003-12-31
TELESP PARTICIPACOES SA
filed 2004-06-30
CIK 1066119

As filed with the Securities and Exchange Commission on June 30, 2004

SECURITIES AND EXCHANGE COMMISSION

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-14475

TELECOMUNICAÇÕES DE SÃO PAULO

S.A.–TELESP

(Exact name of registrant as specified in its charter)

Telecommunications of São Paulo—Telesp

(Translation of registrant’s name into English)

Federative Republic of Brazil

(Jurisdiction of incorporation or organization)

Rua Martiniano de Carvalho, 851 – 21º andar

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

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

The number of outstanding shares of each class of stock of Telecomunicações de São Paulo S.A. – Telesp as of December 31, 2003.

165,320,206,602	Shares of Common Stock
328,272,071,739	Shares of Preferred Stock

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

INTRODUCTION

All references in this annual report to:

•	“Telesp,” “we,” “our” and “us” are to Telesp and its consolidated subsidiaries (unless the context otherwise requires);

•	“Brazilian government” are to the federal government of the Federative Republic of Brazil;

•	“real,” “reais” or “R$” are to Brazilian reais, the official currency of Brazil;

•	“US$,” “dollars” or “U.S. dollars” are to United States dollars;

•	“ADSs” are to our American Depositary Shares, each representing 1,000 shares of our non-voting preferred shares;

•	“Commission” are to the U.S. Securities and Exchange Commission;

•	“CVM” are to the Comissão de Valores Mobiliários, the Brazilian securities commission;

•	“Brazilian Central Bank” or “Central Bank” are to the Banco Central do Brasil, the Brazilian central bank;

•	“CMN” are to the Conselho Monetário Nacional, the Brazilian monetary Council;

•	“BOVESPA” are to the Bolsa de Valores de São Paulo, or the São Paulo Stock Exchange;

•	“Brazilian corporate law” are to Law No. 6,404 of December 1976, as amended;

•	“Corporate Law Method” is the accounting practice to be followed in our financial statements for regulatory and statutory purposes prescribed by the Brazilian corporate law and accounting standards issued by the CVM;

•	“General Telecommunications Law” are to Lei Geral de Telecomunicações, as amended, which regulates the telecommunications industry in Brazil; and

•	“Anatel” are to Agência Nacional de Telecomunicações – ANATEL, the Brazilian telecommunications regulatory agency.

Unless otherwise specified, data relating to the Brazilian telecommunications industry included in this annual report was obtained from Anatel.

The “Glossary of Telecommunications Terms” that begins on page 89 provides the definition of certain technical terms used in this annual report.

FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. Certain information included in this annual report, principally in “Item 3.D—Risk Factors,” “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects,” contains information that is forward looking, including, but not limited to:

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

PRESENTATION OF FINANCIAL INFORMATION

Our consolidated financial statements as of December 31, 2003 and 2002 and for the years ended December 31, 2003, 2002 and 2001, have been prepared in accordance with the Corporate Law Method, which differs in certain significant respects from generally accepted accounting principles in the United States, or U.S. GAAP. Note 34 to our financial statements appearing elsewhere in this annual report describes the principal differences between the Corporate Law Method and U.S. GAAP as they relate to us, and provides a reconciliation to U.S. GAAP of net income and shareholders’ equity. These consolidated financial statements have been audited by Deloitte Touche Tohmatsu Auditores Independentes.

In previous years, we presented financial information in our annual report on Form 20-F using price-level accounting methodology prescribed by the Brazilian Federal Accountancy Council. The Corporate Law Method does not permit price-level accounting for periods beginning as of 1996. We have changed to the Corporate Law Method in this annual report on Form 20-F because we do not primarily rely on price-level accounting in reporting to investors and authorities in Brazil. As a result, the financial information included in this annual report on Form 20-F is different from the information we presented in our annual report on Form 20-F for the year ended December 31, 2002.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

Our consolidated financial statements included in this annual report on Form 20-F and the selected financial data presented for the periods described below have been prepared in accordance with the Corporate Law Method, which is the same basis of accounting used in our annual and interim financial statements published in Brazil, audited by Deloitte Touche Tohmatsu Auditores Independentes. For consistent presentation, we have used the Corporate Law Method for all periods described in this annual report on Form 20-F. See Note 2 to the consolidated financial statements.

The financial information included in this annual report on Form 20-F is different from the information we presented in our annual report on Form 20-F for the year ended December 31, 2002. See “Presentation of Financial Information” for more information on the presentation of our financial data.

The following tables present a summary of our selected financial data at the dates and for each of the periods indicated. You should read the following information together with our audit consolidated financial statements and the notes thereto included elsewhere in this annual report and with “Item 5—Operating and Financial Review and Prospects.”

	Year ended December 31,
	2003	2002	2001	2000	1999
	(in millions of reais, except per share data)
Income Statement Data:
Corporate Law Method
Net operating revenue	11,805	10,088	9,049	7,310	5,296
Cost of services (1)	(6,715)	(5,770)	(4,896)	(4,185)	(3,359)

Gross profit	5,090	4,318	4,153	3,125	1,937
Operating expenses, net (1)	(2,643)	(2,207)	(1,955)	(1,238)	(976)
Operating income before financial income (expense)	2,447	2,111	2,198	1,887	961
Allocated financial expense Financial income, net	(630)	(755)	(336)	(153)	(157)

Operating income	1,817	1,356	1,862	1,734	804
Net non-operating income (expense)	50	(33)	(17)	68	(25)

Income before taxes and minority interests	1,867	1,323	1,845	1,802	779
Income and social contribution taxes	(279)	(247)	(269)	(331)	181
Minority interests	—	—	—	(1)	(224)

Net income	1,588	1,076	1,576	1,470	736

Earnings per thousand shares in reais	3.22	2.18	3.19	2.97	1.50

	Year ended December 31,
	2003	2002	2001	2000	1999
Cash Dividends per thousand shares in reais, net of income tax
Common Shares	6.90	1.78	1.83	1.53	2.89
Preferred Shares	7.60	1.96	1.83	1.53	2.89

U.S. GAAP
Net income (loss)	2,019	675	1,652	1,755	419

Net income (loss) per thousand shares:
Common shares—Basic (2)	3.62	1.25	3.35	3.58	1.16
Weighted average number of common shares outstanding - basic (thousands)	165,320,207	165,321,904	165,322,470	165,376,730	127,841,248
Common shares—Diluted (2)	3.62	1.25	3.35	3.58	1.16
Weighted average number of common shares outstanding – diluted (thousands)	165,320,207	165,321,904	165,322,470	165,376,730	127,847,452
Preferred shares—Basic (3)	4.31	1.43	3.35	3.58	1.24
Weighted average number of preferred shares outstanding - basic (thousands)	328,272,073	328,325,175	328,342,876	325,037,442	219,482,216
Preferred shares—Diluted (3)	4.31	1.43	3.35	3.58	1.21
Weighted average number of preferred shares outstanding (thousands)	328,272,073	328,325,175	328,342,876	325,037,442	224,379,482

(1)	Reflects the reclassification of our employees’ profit sharing expense in 2001, 2000 and 1999.
(2)	Net income per thousand shares in accordance with U.S. GAAP	2001
	Common shares—Basic and diluted
	Before cumulative effect of a change in accounting principle.	3.29
	Cumulative effect of a change in accounting principle.	0.06
	U.S. GAAP net income (loss).	3.35

(3)	Net income per thousand shares in accordance with U.S. GAAP	2001
	Preferred shares—Basic and diluted
	Before cumulative effect of a change in accounting principle.	3.29
	Cumulative effect of a change in accounting principle.	0.06
	U.S. GAAP net income (loss).	3.35

	December 31,
	2003	2002	2001	2000	1999
	(in millions of reais, except per share data)
Balance Sheet Data:
Corporate Law Method
Property, plant and equipment, net	14,735	16,223	17,515	15,715	13,380
Total assets	20,123	22,361	22,828	19,979	17,857
Loans and financing - current portion	1,982	2,471	2,636	1,194	388
Loans and financing - non-current portion	995	2,115	1,368	705	684
Shareholders’ equity	12,269	14,483	14,699	14,464	13,777
Capital stock	5,978	5,978	5,640	5,848	5,709
Number of shares outstanding (in thousands)	493,592,279	493,592,279	493,665,346	493,665,346	489,492,257
U.S. GAAP
Property, plant and equipment, net	15,063	16,749	18,191	16,427	14,234
Total assets	20,470	23,036	23,517	20,745	18,941
Loans and financing—current portion	1,842	2,305	2,543	1,174	368
Loans and financing—non-current portion	979	2,055	1,349	705	684
Shareholders’ equity	12,280	14,174	14,638	14,233	13,514

	December 31,
	2003	2002	2001	2000	1999
	(million of reais except when indicated)
Cash Flow Data:
Operating activities:
Total net cash provided by (used in) operating activities	4,977	4,574	3,775	3,425	2,683
Investing activities
Total net cash used in investing activities	(1,278)	(1,614)	(4,526)	(4,186)	(2,836)
Financing activities:
Total net cash provided by (used in) financing activities.	(3,974)	(2,675)	860	789	(674)

Increase (decrease) in cash and cash equivalents	(276)	285	109	28	(827)

Cash and cash equivalents at beginning of year	491	206	97	69	896

Cash and cash equivalents at end of year	215	491	206	97	69

B. Exchange Rates

There are two legal exchange markets in Brazil:

•	the commercial rate exchange market, and

•	the floating rate exchange market.

Most trade and financial foreign-exchange transactions, including transactions relating to the purchase or sale of preferred shares or the payment of dividends with respect to preferred shares or ADSs, are carried out on the commercial market at the applicable commercial market rate. Purchase of foreign currencies in the commercial market may be carried out only through banks authorized to buy and sell currency in that market. In both markets, rates are freely negotiated but may be strongly influenced by Central Bank intervention.

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

As of December 31, 2003, the commercial market rate for purchasing U.S. dollars was R$2.88892 to US$1.00. See “Item 5.A—Operating and Financial Review and Prospects—Operating Results—Overview—Brazilian Economic Environment.”

The following tables show, for the periods and date indicated, certain information regarding the real/U.S. dollar commercial exchange rate.

	Exchange Rate of R$ per US$
	Low	High	Average	Year-End
Year ended December 31,
1999	1.2078	2.1647	1.8158	1.7890
2000	1.7234	1.9847	1.8295	1.9554
2001	1.9357	2.8007	2.3522	2.3204
2002	2.2709	3.9552	2.9309	3.5333
2003	2.8219	3.6623	3.0711	2.8892

Source: Central Bank.

	Exchange Rate of R$ per US$
	High	Low
Month
December 2003	2.9434	2.8883
January 2004	2.9409	2.8022
February 2004	2.9878	2.9042
March 2004	2.9410	2.8752
April 2004	2.9522	2.8743
May 2004	3.2051	2.9569

Source: Central Bank.

On June 25, 2004, the exchange rate as reported by the Central Bank was R$3.1096 per US$1.00.

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

In the past, the Brazilian government has intervened in the Brazilian economy and occasionally made drastic changes in policy. The Brazilian government’s actions to control inflation and affect other policies have often involved wage and price controls, currency devaluations, capital controls, and limits on imports, among other measures. Our business, financial condition and results of operations may be adversely affected by changes in government policies, as well as general economic factors, including:

•	currency fluctuations;

•	inflation;

•	price instability;

•	energy policy;

•	interest rates;

•	tax policy; and

•	other political, diplomatic, social and economic developments in or affecting Brazil.

Inflation and certain government measures to curb inflation may have adverse effects on the Brazilian economy, the Brazilian securities market and/or our business and operations.

Brazil has historically experienced extremely high rates of inflation. Inflation and certain of the government’s measures taken in the attempt to curb inflation have had significant negative effects on the Brazilian economy. Since 1994, Brazil’s inflation rate has been substantially lower than in previous periods. However, inflationary pressures persist, and actions taken in an effort to curb inflation, coupled with public speculation about possible future governmental actions, have contributed to economic uncertainty in Brazil and heightened volatility in the Brazilian securities market. Brazil’s general price index, or the IGP-DI, reflected inflation rates of 7.7% in 2003, 26.4% in 2002 and 10.4% in 2001. The amplified consumer price index, or IPCA, was 9.3% in 2003, as compared to 12.53% in 2002 and 7.67% in 2001. If Brazil experiences significant inflation rates, we may be unable to increase service tariffs and prices charged to our customers in amounts that are sufficient to cover our increasing operating costs, and our business may be adversely affected as a consequence.

Fluctuations in the value of the real against the value of the U.S. dollar may adversely affect our ability to pay U.S. dollar-denominated or U.S. dollar-linked obligations and could lower the market value of our preferred shares and ADSs.

The Brazilian currencies have historically experienced frequent devaluations. The real devalued against the U.S. dollar by 18.7% in 2001 and 52.3% in 2002. In 2003, the real appreciated against the U.S. dollar by 18.1%. See “Item 3.A—Selected Financial Data—Exchange Rates” for more information on exchange rates.

As of December 31, 2003, all of our R$3.0 billion total indebtedness was denominated in foreign currencies, especially in U.S. dollars. As of December 31, 2003, we had currency hedges in place to cover 100% of our foreign currency denominated debt. Significant costs relating to our network infrastructure are payable or linked to payment by us in U.S. dollars. However, other than income derived from hedging transactions, all of our revenues are generated in reais. To the extent that the value of the real decreases relative to the U.S. dollar, our debt becomes more expensive to service and it becomes more costly for us to import the technology and the goods that are necessary to operate our business.

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

For example, in 2001, after prolonged periods of recession followed by political instability, Argentina announced that it would no longer continue to service its public debt. In order to address the deteriorating economic and social crisis, the Argentine government abandoned its decade-old fixed dollar-peso exchange rate, allowing the peso to float to market rate levels. In 2002, the Argentine peso experienced 236% devaluation against the U.S. dollar. The situation in Argentina may have negatively affected investors’ perceptions towards Brazilian securities. In 2003, the Argentine economy began to stabilize and the Argentine peso experienced 12.6% devaluation against the U.S. dollar.

Although market concerns that similar crises would ensue in Brazil have not become a reality, the volatility in market prices for Brazilian securities increased in 2001 and 2002. If market conditions in other countries, especially emerging market countries continue to deteriorate, they may adversely affect our ability to borrow funds at an acceptable interest rate or to raise equity capital, when and if there is a need. Accordingly, adverse developments in other countries, especially other emerging market countries, could lead to a reduction in both demand for, and the market price for the preferred shares and ADSs.

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

Our business is subject to extensive government regulation. Anatel, which is the primary telecommunications industry regulator in Brazil, regulates, among other things:

•	regulations;

•	licensing;

•	tariffs;

•	competition;

•	telecommunications resource allocation;

•	service standards;

•	technical standards;

•	quality standards;

•	interconnection and settlement arrangements; and

•	supervision of universal service obligations.

The initial monthly fees and usage fee tariffs for our services (local and long-distance) were initially determined in our concession agreement, which also sets the annual price adjustment. We derive a substantial portion of our revenues from services subject to this price adjustment. The method of price adjustment is basically a price cap. Anatel applies annually a price index correction that reflects the inflation index of the period (in accordance with the concession contract) and a productivity factor (in accordance with the concession contract) to our local and long-distance tariffs. Anatel has complied with the tariff range set by the concession agreement. We are currently involved in certain claims relating to the price adjustment of our fees. See “Item 4B – Local Rates” and “Item 8A – Regulatory and Antitrust Litigation” for additional information on these claims.

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

As of January 2006, under the new concession agreement, the concept of price cap for our fees will be maintained. However, we will be subject to new methodologies for the calculation of price index and productivity factor. Although we have no information on the new methodologies, we expect fees to remain at current rates, since they are already lower than international standards.

We face substantial competition that may reduce our market share.

The accomplishment of the universal service targets by several fixed telecommunications services providers made our region available for the rendering of local and long-distance voice services by other providers. We are facing a period of market adjustment in which the providers are competing for clients, especially corporate clients, which results in lower prices and impacts market share. The providers that have met the universal service targets are allowed to change their shareholding structures. The result is a trend of mergers and consolidations and capital infusions. Therefore, we will face the impact of the result of the reorganization of the telecommunications market evidenced by the acquisition of Pegasus and the building of its own network in region III by Telemar (which is authorized to offer services outside its region), the acquisition of Metrored and Vant by Brasil Telecom and the acquisition of Vésper by Embratel (which provided Embratel with access to local service). Likewise, we are preparing ourselves to do business in Telemar’s and Brasil Telecom’s concession areas as often as we identify good business opportunities that meet our expectations.

The rapid growth of the cellular telecommunications industry and the expressive competition among the cellular services providers are lowering the prices of cellular services. The cellular services are increasingly becoming an alternative for the fixed line services to residential and low-income clients. In the mid-term, we expect that such trend may negatively impact the use of fixed telecommunications services.

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

The advent of new products and technologies could have a variety of consequences for us. These new products and technologies may reduce the price of our services by providing lower-cost alternatives, or they may also be superior to, and render obsolete, the products and services we offer and the technologies we use, requiring investment in new technology. If this occurs, our most significant competitors in the future may be new participants in the market who would not be burdened by an installed base of older equipment. The cost of upgrading our products and technology in order to continue to compete effectively could be significant.

Our controlling shareholder has a great deal of influence over our business.

Telefónica Internacional S.A., or Telefónica Internacional, our principal shareholder, currently owns directly and indirectly approximately 84.71% of our voting shares and 87.49% of our total capital. See “Item 7.A—Major Shareholders and Related Party Transactions—Major Shareholders.” As a result of its share ownership, Telefónica Internacional has the power to control us and our subsidiaries, including the power to elect our directors and officers and to determine the outcome of any action requiring shareholder approval, including transactions with related parties, corporate reorganizations and the timing and payment of our dividends.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

General

We are a corporation (sociedade anônima) organized under the laws of the Federative Republic of Brazil and registered with the CVM, as a publicly held company. Our stock is traded on BOVESPA. We are also registered with the Commission in the United States and our ADSs are traded on The New York Stock Exchange, or NYSE. Our headquarters are located at Rua Martiniano de Carvalho, 851 21º andar, 01321-001, São Paulo, SP, Brazil. Our telephone number is 55-11-3549-7922.

At December 31, 2003, we had 165,320,206,602 outstanding common shares, with no par value per share, and 328,272,072,739 preferred shares, with no par value per share, and our shareholders’ equity was in the amount of R$12,269,060,000 as presented under the Corporate Law Method.

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

As of December 31, 2003, our regional telephone network included approximately 14.2 million installed lines, including public telephone lines, of which 12.3 million lines were in service. At that time, of the access lines that were in service, approximately 74.4% were residential, 20.9% were commercial, 2.7% were public telephone lines and 2.0% were for our own use and for testing.

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

On April 12, 1973, our predecessor company, which carried the same name as we do, Telecomunicações de São Paulo S.A.-Telesp, began providing telecommunications public services as a Telebrás System operating company in the state of São Paulo. In 1973, our predecessor company acquired Companhia Telefônica da Borda do Campo, or CTBC which had long been active in the São Paulo metropolitan area as a telecommunications public services concessionaire. With this acquisition, our predecessor company became the main supplier of fixed-line telecommunications services in the state of São Paulo.

In 1995, the federal government began a comprehensive reform of Brazil’s telecommunications regulatory system. In July 1997, Brazil’s national congress adopted the General Telecommunications Law, which provided for the establishment of a new regulatory framework, the introduction of competition and the privatization of the Telebrás System.

In May 1998, the Telebrás System was restructured to form, in addition to Telebrás, twelve new holding companies. Virtually all assets and liabilities of Telebrás were allocated to the new holding companies. The resulting new holding companies, together with their respective subsidiaries, consisted of: (i) eight cellular holding companies, each in one of eight cellular regions, holding one or more operating companies providing cellular services; (ii) three fixed-line holding companies, each in one of three fixed-line regions, holding one or more operating companies providing local and intrarregional long-distance services; and (iii) Embratel Participações S.A., a holding company of Empresa Brasileira de Telecomunicações S.A. – Embratel, which provides international long-distance services.

Telesp Participações S.A., or TelespPar was one of the resulting holding companies formed in connection with the Telebrás restructuring. In connection with the breakup of Telebrás, TelespPar was allocated all the share capital held by Telebrás in the operating subsidiaries of the Telebrás System, including our predecessor company, that provided fixed-line telecommunications service in the state of São Paulo. In July 1998, the federal government sold substantially all its shares of the resulting holding companies, including TelespPar, to private sector buyers.

On December 31, 1998, TelespPar held 67.77% of our predecessor’s company capital and 29.01% of the capital of CTBC. The federal government’s shares of TelespPar were purchased by SP Telecomunicações Holding S.A., or SP Telecomunicações, formerly known as Tele Brasil Sul Participações S.A., a consortium comprised of Telefónica Internacional, Portelcom Fixa S.A., Banco Bilbao Vizcaya S.A., Iberdrola Investimentos S.U.L., CTC Internacional S.A. and Telefónica de Argentina S.A. As a result of a subsequent reorganization of SP Telecomunicações, one of its subsidiaries, SPT Participações S.A., or SPT, became the controlling shareholder of TelespPar.

The Reorganization

On November 3, 1999, the shareholders of our predecessor company, together with the shareholders of TelespPar, CTBC and SPT, approved a reorganization which involved successive mergers. Our predecessor company’s operations and the operations of CTBC and SPT were incorporated into TelespPar, which remained as the surviving entity and became the telecommunications services company operating under our current name, Telecomunicações de São Paulo S.A. – Telesp.

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

Following completion of the spin-off, we hold no interest in the equity share capital of Data Brasil and Data Brasil holds no interest in our equity share capital. The relationship between Data Brasil and us is limited. We only enter into certain arrangements in the ordinary course of business that normally exists between a fixed-line network operator and a data transmission services provider. Data Brasil and we remain indirectly under the common control of Telefónica affiliates.

Ceterp’s Acquisition

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

The following table sets forth our capital expenditures for each year in the three-year period ended December 31, 2003.

	Year ended December 31,
	2003	2002	2001
	(in millions of reais)
Switching equipment.	58.0	158.0	928.4
Transmission equipment.	97.4	349.6	736.1
Infrastructure	41.7	88	99.6
External network	265.9	264	1,198.2
Data transmission	199.0	221.3	258.2
Line support equipment	205.9	296.7	673.0
Administration (general)	358.0	124.3	342.9
Long-distance	16.0	3.3	136.0
Other	103.0	160.8	161.6

Total capital expenditures	1,344.9	1,666.0	4,534.0

The primary focus of our capital expenditure program has been, and continues to be, the expansion, modernization and digitalization of the network in order to comply with Anatel’s targets. See “Item 4.B—Information on the Company—Business Overview—Regulation of the Brazilian Telecommunications Industry—Obligations of Telecommunications Companies.”

We anticipate that our capital expenditures for 2004 will be approximately R$1.4 billion. We expect to fund these expenditures with funds internally generated from our operations through external sources of credit.

B. Business Overview

Our Region

The state of São Paulo covers an area of 248,809 square kilometers, representing approximately 2.9% of Brazil’s territory. The population of the state of São Paulo is approximately 39.0 million, representing 22% of Brazil’s total population. The gross domestic product, or GDP, of the state of São Paulo in 2003 was an estimated R$494.1 billion, or approximately US$160.9 billion, representing approximately 33% of Brazil’s GDP for the year. The state of São Paulo’s annual per capita income during 2003 was an estimated R$12,669, or approximately US$4,127.

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

According to the plan established by the federal government, whereby the government granted the licenses to four providers of fixed-line telecommunications services, the state of São Paulo was divided into four sectors including sectors 31 (our predecessor company area prior to the reorganization), 32 (the area corresponding to Ceterp prior to our acquisition), 33 (corresponding to the portion of the state of São Paulo that is not serviced by us) and 34 (CTBC’s area prior to the reorganization). Through transactions that took place in November 1999 and December 2000, our predecessor company, Ceterp and CTBC Borda do Campo merged into our company, which now holds sector 31, sector 32 and sector 34. sector 33 is currently held by CTBC Telecom.

On September 30, 2001, we attained our December 31, 2003 network expansion and universal service targets, as further described above. As a result, on April 29, 2002, Anatel granted us a concession allowing us to provide international and interregional long-distance services outside our concession region, thereby enabling us to have a presence throughout Brazil. Consequently, on May 7, 2002, we began offering international long-distance service and on July 29, 2002 we started offering interregional long-distance service.

The conditions for the exploitation of intrarregional, interregional and international long-distance services outside the concession area are the following:

Providers that already have an exclusive provider selection code shall keep it under the new licenses. Therefore, we will continue using the provider selection code “15” to originate calls outside our concession area.

Coverage area commitments

STFC providers of (i) intrarregional and interregional long-distance services, and (ii) intrarregional, interregional and international long-distance services will be subject to the coverage area commitments. Providers authorized to render intrarregional services only will not be subject to the commitments.

Providers with concessions in regions I, II and III shall serve their concession areas, capital cities of the states, the Federal District and cities with populations above:

a)	500,000 inhabitants, for providers authorized to render services within 1 concession area;

b)	700,000 inhabitants, for providers authorized to render services within 2 concession areas; and

c)	1,000,000 inhabitants, for providers authorized to render services within 3 concession areas.

We are authorized to render intrarregional, interregional and international long-distance services in regions I and II. Therefore, we are committed to serve municipalities with populations equal to or greater than 700,000 inhabitants.

The deadlines for compliance with the commitments are:

a)	25% of the municipalities shall be served within 12 months;

b)	50% of the municipalities shall be served within 24 months;

c)	75% of the municipalities shall be served within 36 months; and

d)	100% of the municipalities shall be served within 48 months.

The providers of interregional and international long-distance services shall offer access in an amount equivalent to 1% of the total population of: (i) the state capitals, plus (ii) the Federal District, plus (iii) municipalities with populations greater than 500,000 inhabitants in their respective concession areas, or if there are no municipalities with populations greater than 500,000 inhabitants in the relevant concession area, 1% of the population of the most populated municipality in such concession area.

Coverage area commitments:

Authorization	Year 1	Year 2	Year 3	Year 4
2002	25%	50%	75%	100%
2003	25%	50%	75%	—
2004	25%	50%	—	—
2005*	25%	—	—	—

*	Calculated pro-rata/month. After December 31, 2005 there will be no coverage area commitments.

Services

Overview

Our services consist of (i) local services, including installation, monthly subscription, measured service and public telephones; (ii) intrarregional, interregional and international long-distance services; (iii) network services, including interconnection and the leasing of facilities; and (iv) other services. In March 2002, Anatel certified our compliance with the 2003 universal service targets and authorized us in April 2002 to start exploiting local and intrarregional services in certain regions in which we were not operational and interregional and international long-distance services throughout Brazil. See “—Competition” and “—Regulation of the Brazilian Telecommunications Industry—Obligations of Telecommunications Companies—Public Regime—Service Restrictions.”

We provide interconnection services to cellular service providers and other fixed telecommunications companies, through the use of our network. In April 1999, we also began to sell handsets and other telephone equipment through Assist Telefônica S.A., our wholly owned subsidiary. Until January 2001, we provided data transmission services, but spun off our data transmission operations into Data Brasil. See “—Certain Developments—The Spin-off of certain Data Transmission Operations.”

The following table sets forth our operating revenue for the years indicated. Our tariffs for each category of service are discussed below under “—Rates and Taxes.” For a discussion of trends and events affecting our operating revenue, see “Item 5—Operating and Financial Review and Prospects.”

	Year ended December 31,
	2003	2002	2001
	(in millions of reais)
Local service	7,611	6,720	6,064
Intrarregional service	1,821	1,347	1,209
Interregional long-distance service(1)	639	255	—
International long-distance service(1)	101	40	—
Data transmission(2)	585	438	372
Network services	4,654	4,176	3,884
Goods sold	23	19	50
Other	788	682	620

Total	16,222	13,677	12,199
Taxes and discounts	(4,417)	(3,589)	(3,150)

Net operating revenue.	11,805	10,088	9,049

(1)	We have been authorized to provide interregional long-distance and international services. See “—Interregional and International Long-Distance Service.”
(2)	Partially discontinued as of January 2001, upon the spin-off of certain data transmission operations.

Local Service

Local service includes installation, monthly subscription, measured service and public telephones. Measured service includes all calls that originate and terminate within the same local area or municipality of our concession region (“local calls”) and the leasing of our network for paging and trunking services. Excluding the portion of our region that was serviced by Ceterp before our acquisition in December 1999, we were the only supplier of local fixed-line and intrarregional long-distance telecommunications services in our region until April 1999. At that time, licenses were auctioned to permit a competitor to provide local fixed-line and intrarregional long-distance telecommunications services in our region, including the area formerly served by Ceterp. Vésper São Paulo S.A. received authorization and began operations in December 1999. Embratel also began to provide local services in our concession region in January 2003. See “—Competition.”

Telesp became the first telephone service concessionaire in Brazil to offer local services outside its concession region (the state of São Paulo). In May 2003, we achieved the network expansion and universal service targets established by Anatel, and began providing local services to six other states in Brazil, including Sergipe, Espírito Santo, Rio Grande do Sul, Paraná, Santa Catarina and certain areas in Rio de Janeiro.

Intrarregional Long-Distance Service

Intrarregional long-distance service consists of all calls that originate in one local area or municipality and terminate in another local area or municipality of our concession region. We were the sole provider of intrarregional long-distance service in our region until July 3, 1999, when the federal government also authorized Embratel and Intelig to provide intrarregional long-distance services. Vésper also began to provide intrarregional long-distance services in our concession region in December 1999. See “—Competition.”

Interregional and International Long-Distance Service

On March 1, 2002, Anatel acknowledged that we had reached its network expansion and universal service targets two years prior to the scheduled date. As a result, on April 25, 2002, Anatel published an order that allowed us to be the first fixed-line telephone company to provide the full range of STFC services and expanded our concession to explore services in the local, intrarregional, interregional and international markets throughout Brazil.

On April 29, 2002, certain provisions of the Anatel’s order were partially suspended as a result of injunctions sought by Embratel. The injunctions prevented us from commencing our interregional services that originated in our concession region, region III, and terminated in other concession areas, namely region I (Telemar’s concession region) and region II (Brasil Telecom’s concession region). However, our concession to provide local and interregional services in region I, region II, sector 33 of region III and international services in all three regions was not affected. These injunctions were lifted in June 2002, however, the lawsuits brought by Embratel have not yet been dismissed and therefore the possibility that we may be barred from providing interregional services still exists, although our risk of loss in this legal proceeding is deemed remote.

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

Network Services

In 2003, the most important development in network services was the migration of the mobile cellular service to the Personal Mobile Service - SMP, through which mobile services users began to choose the provider for interregional and international long-distance calls, as they had already been choosing for fixed telephone service.

The introductory process of the Carrier Selection Code - CSP in the personal mobile service had a transition period during which both models were available and calls could be completed with or without CSP.

The introduction of the CSP mentioned above required us to negotiate and enter into new interconnection agreements contemplating the new rules and regulations applicable specifically to the rendering of the new service.

Our network is used for calls by our customers by other service providers either to complement their own networks or to carry their long-distance traffic being charged on a per minute basis.

We also provide dedicated services to companies authorized to operate in the Multimedia Communication Service – SCM. The demand for those services is expressive due to the good technical quality and capillarity of our network, particularly in the state of São Paulo.

The market of telecommunications services is growing through the presence of several local, regional and mobile service providers in the state of São Paulo. We have been successful in offering network use services and network facilities to such telecommunications services providers.

Other Services

Currently, we also provide a variety of other telecommunications services that extend beyond basic telephone service, including interactive banking services, electronic mail and other similar services.

Interconnection

We have entered into interconnection agreements, which allow our customers to communicate with customers of other local and long-distance telephone operators and vice-versa. In 2003, the competition for STFC services increased in the state of São Paulo because of the implementation and expansion of the interconnection agreements negotiated in 2002.

The interconnection services we render to other mobile and fixed telecommunications providers generate revenues from the usage of our local network when a call is either originated or terminated.

In 2003, the most important development in revenues obtained from interconnection fees was the migration of the mobile cellular service to the Personal Mobile Service - SMP, through which mobile services users began to choose the provider for interregional and international long-distance calls, as they had already been choosing for fixed telephone service.

I-Telefônica

Our I-Telefônica service is a free Internet access service provider, which was launched in September 2002 by our subsidiary, Assist Telefônica covering initially 10 cities as test markets and currently covering 164 cities in the state of São Paulo. The service delivers high quality Internet access. The I-Telefônica is one of our strategies to increase the range of services provided by us and to better supply our customers by offering an entry-level option to the Internet market. In addition, the I-Telefônica represents a strategic tool to protect us against the possible traffic imbalance that may be generated by Internet access service providers.

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

Authorization to provide Multimedia Services

On January 29, 2003, Anatel granted our Multimedia Communications Service (SCM) license nationwide, allowing ASSIST, our wholly-owned subsidiary, to provide voice and data services through points-of-presence (POPs), which are comprised of private telecommunications networks and circuits.

Corporate Customer Services

We provide various large corporations, the communications capabilities needed in several corporate sectors, including commerce, industry, services, finance and government. Through a special department, we also provide telecommunications solution packages to develop special projects for small and medium size corporations.

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

Rates for telecommunications services are subject to comprehensive regulation by Anatel. See “—Regulation of the Brazilian Telecommunications Industry—Rate Regulation.” Since the relative stabilization of the Brazilian economy in mid-1994, there have been two major changes in rates for local and long-distance services. First, in January 1996, rates for all services were increased, primarily to compensate for accumulated effects of inflation. Then, in May 1997, the rate structure was modified through a tariff rebalancing that resulted in higher charges for measured service and monthly subscription and lower charges for intrarregional, interregional and international long-distance services. The purpose of the change was to eliminate the cross-subsidy between local and long-distance services.

Concession agreements, which are valid from 1998 until 2005, establish a price cap for annual rate adjustments, generally effected at June of each year. The annual rate adjustment is applied to the following categories of service rates:

(1)	local services, where rates are established pursuant to a basket of tariffs. This basket includes rates for the installation of residential and commercial lines, measured services, activation and subscription fees. In case of a price adjustment, each one of the items within the local tariff basket has a different weight, and as long as the total local tariff price adjustment would not exceed the rate of increase in the IGP-DI, each individual tariff within the basket can exceed the IGP-DI variation by up to 9%.

(2)	local network services, which may be adjusted taking into account the weighted average of traffic per hour, with adjustments limited to the rate of increase in the IGP-DI;

(3)	public telephone services, with adjustments limited to the rate of increase in the IGP-DI; and

(4)	domestic long-distance services, with rate adjustments divided into intrarregional and interregional long-distance services, which are calculated, based on the weighted average of the traffic, taking into account time and distance. For these categories, each tariff may individually exceed the rate of increase in the IGP-DI by up to 5%, however, the total adjustments on the tariffs cannot exceed the rate of increase in the IGP-DI. See “— Regulation of the Brazilian Telecommunications Industry—Rate Regulation.”

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

In June 2003, Anatel prescribed new rates for our concession area. However, based on an injunction issued by a federal court, we are charging lower rates than those prescribed by Anatel. As determined by the injunction, we have been charging a monthly subscription rate of R$31.14 to all residential customers. Commercial and PBX customers currently pay monthly subscription rates of R$46.93 in sector 31, R$45.69 in sector 34 and R$44.24 in sector 32. Rates for measured service are currently R$0.12025 per pulse in sector 31, R$0.11519 per pulse in sector 34 and R$0.12587 per pulse in sector 32. Activation fees, including taxes, are currently R$69.71 for customers in sector 31, R$57.21 for those in sector 32 and to R$27.69 for those in sector 34.

The district attorney’s office filed a public civil action against Anatel and the concessionaries, asking for an injunction to revoke Anatel’s authorization for the increase in fees for fixed telecommunications services based on the variation of the General Price Index (IGP-DI measured by Fundação Getúlio Vargas), as determined in the concession agreement. The injunction established the Consumer Price Index (IPCA, published by the Instituto Brasileiro de Geografia e Estatística). The court reasoned that the variation of the Consumer Price Index reflected inflation more accurately than the variation of the General Price Index. See “Item 8 – Regulatory and Antitrust Litigation.”

We are following the readjustment mandated by the injunction, which caused the average readjustment for the local basket to decrease from 28.75% (according to the General Price Index) to 16.04% (according to the Consumer Price Index). We are appealing the lower court decision. We cannot estimate how long the appealing process will take or what are our chances of success.

Intrarregional and Interregional Long-Distance Rates

Intrarregional long-distance service consists of all calls that originate in one local area or municipality of our concession region and terminate in another local area or municipality of our concession region. All other calls are denominated interregional long-distance calls. Rates for intrarregional and interregional long-distance calls are computed on the basis of the time of day, day of the week, duration and distance of the call, and also may vary depending on whether special services, including operator assistance, are used.

On March 1, 2002, Anatel acknowledged that we had reached its network expansion and universal service targets two years prior to the scheduled date. As a result, on April 25, 2002, Anatel published an order that allowed us to be the first concessionaire to provide the full range of STFC services and expanded our concession to explore services in the local, intrarregional, interregional and international markets throughout Brazil.

On April 29, 2002, certain provisions of Anatel’s order were partially suspended as a result of certain legal proceedings brought by Embratel. The proceedings prevented us from commencing our interregional services that originated in our concession region, region III, and terminated in other concession areas, namely region I (Telemar’s concession region), and region II (Brasil Telecom’s concession region). However, our concession to provide local and interregional services in region I, region II, sector 33 of region III and international services in all three regions was not affected. In June 28, 2002, Anatel dismissed the proceedings and allowed us to begin offering interregional services originating in our concession region.

On July 29, 2002 after we received the concession from Anatel to provide interregional long-distance services throughout Brazil, we launched several new options of interregional calling plans relating to consumer “code 15”, which is the selection code dialed by customers who choose at each call placed, the long-distance service provider, which may result in different prices that vary based upon usage frequency and customer calling patterns.

International Long-Distance Rates

On May 7, 2002, we began operating international long-distance services. International long-distance calls are computed on the basis of the time of day, day of the week, duration and destination of the call, and also may vary depending on whether special services are used or not, including operator assistance.

We developed alternate rate plans for our residential and corporate customers.

Network Usage Charges

We earn revenues from any fixed-line or mobile service provider that either originates or terminates a call within our network. We also pay interconnection fees to other service providers when we use their network to place or receive a call. Under the General Telecommunications Law, all fixed-line telecommunications service providers must provide interconnection upon the request of any other fixed-line or mobile telecommunications service provider. We have interconnection agreements with other telephone service providers, including Embratel, Intelig and Telesp Celular. The interconnection agreements are freely negotiated among the service providers, subject to a price cap and in compliance with the regulations established by Anatel, which includes not only the interconnection basic principles covering commercial, technical and legal aspects, but also the traffic capacity and interconnection infrastructure that must be made available to requesting parties. If a service provider offers to any party an interconnection tariff below the price cap, it must offer the same tariff to any other requesting party on a nondiscriminatory basis. If the parties cannot reach an agreement on the terms of interconnection, including the interconnection tariff, Anatel can establish the terms of the interconnection. See “—Regulation of the Brazilian Telecommunications Industry—Obligations of Telecommunications Companies.”

In accordance with Anatel regulations, we must charge interconnection fees to the other telephone service providers based on the following tariffs:

•	Tariff for the use of our local network – we charge long-distance service providers a network usage charge for every minute used in connection with a call that either originates or terminates within our local network. We charge local service providers a fee for traffic that exceeds 55% of the total local traffic between the two service providers.

•	Tariff for the use of our long-distance network – we charge the service provider a network usage charge on a per minute basis only when the interconnection access of our long-distance network is in use.

•	Tariff for the lease of certain transmission facilities used by another service provider in order to place a call.

Cellular telecommunications service in Brazil, unlike in the United States, is offered on a “calling party pays” basis, under which the subscriber pays only for calls that he or she originates. Additionally, a subscriber pays roaming charges on calls originated and terminated outside his or her home registration area. Calls received by a subscriber are paid for by the party that places the call in accordance with a rate based on per minute charges. For example, a fixed-line service customer pays a rate based on per minute charges for calls made to a cellular service subscriber. The lowest base rate per minute, or VC1, applies to calls made by a subscriber in a registration area to persons in the same registration area. Calls to persons outside the registration area, but within our concession region, are charged at a higher rate, VC2. Calls to persons outside our concession region are billed at the highest rate, VC3. When a fixed-line service customer calls a mobile subscriber, we charge fixed-line service customers per minute charges based on VC1, VC2, or VC3 rates. In turn, we pay the cellular service provider the cellular network usage charge.

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

We expect that the increase of our market share in long-distance, interregional and international services will reduce our revenues from interconnection services. We will invoice the client directly and therefore will not receive the interconnection charges from our competitors that otherwise would have to use our network to originate and terminate such client call. We have entered into several co-billing agreements in order to enable us to charge calls using the “Code 15” in invoices from other providers.

Data Transmission Rates

Although we spun off most of our data transmission services to Data Brasil, we still receive revenues from the rental of dedicated analogical and digital lines for privately leased circuits to corporations.

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

Other taxes on gross operating revenues include two federal taxes, the Contribuição para o Programa de Integração Social or PIS, and Contribuição para o Financiamento da Seguridade Social or COFINS, imposed on gross operating revenues at a combined rate of 3.65% for telecommunications services and 9.25% for other services. On February 2, 2004, the combined rate of PIS and COFINS imposed on gross operating revenues generated by services other than telecommunications services increased from 4.65% to 9.25%. However, we are able to deduct from financial expenses for our hedge transactions, lease installments, depreciation and others, a portion of the PIS and COFINS tax rate as tax credits.

In addition, the following contributions are imposed on certain telecommunications services revenues:

•	Contribution for the Fund for Universal Access to Telecommunications Services—“FUST.” FUST was established in 2000, to provide resources to cover the cost exclusively attributed to fulfilling obligations (including free access to telecommunications services by governmental institutions) of universal access to telecommunications services that cannot be recovered with efficient service exploration or that is not the responsibility of the concessionaire. Contribution to FUST by all telecommunications services companies began in January, 2001, at the rate of 1% of net operating telecommunications services revenue (excepting interconnection revenues), and it may not be passed on to customers.

•	Contribution for the Fund of Telecommunications Technological Development—“FUNTTEL.” FUNTTEL was established in 2000, in order to stimulate technological innovation, enhance human resources development, create employment opportunities and promote access by small and medium-sized companies to capital resources, so as to increase the competitiveness of the Brazilian telecommunications industry. Contribution to FUNTTEL by all telecommunications services companies began in March, 2001, at the rate of 0.5% net operating telecommunications services revenue (excepting interconnection revenues), and it may not be passed on to customers.

We must also pay the Contribution for the Fund of Telecommunications Fiscalization—“FISTEL.” FISTEL is a fund supported by a tax applicable to telecommunications operators (the “FISTEL Tax”), and was established in 1966 to provide financial resources to the Brazilian government for the regulation and inspection of the telecommunications sector. The FISTEL Tax consists of two types of fees: (i) an installation inspection fee assessed on telecommunications central offices upon the issuance of their authorization certificates; and (ii) an annual operations inspection fee that is based on the number of authorized central offices in operation at the end of the previous calendar year. The amount of the installation inspection fee is a fixed value, depending upon the kind of equipment installed in the authorized telecommunications station. The operations inspection fee equals 50% of the total amount of the installation inspection fee that would have been paid with respect to existing equipment.

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

In order to comply with Anatel’s regulations, we are required to offer a new billing system, known as co-billing. This co-billing system results in an invoice of another telephone service company being included within our own invoice. Our customers can pay their bills (including the tariffs for the use of services of another telephone service provider) as only one bill, using the authorized banks. In order to develop this co-billing system, we share our billing and collection infrastructure with the other telephone service companies and have developed a special system to facilitate this co-billing. The price established by Anatel for this service does not cover maintenance costs. We have co-billing agreements with Intelig, Embratel, Vesper, Telemar, TIM, Claro and Brasil Telecom.

Anatel regulations allow us to restrict a customer from making outgoing calls after a receivable has been outstanding for 30 days or restrict a customer from making outgoing or receiving incoming calls by partially blocking his or her telephone line after 60 days and to disconnect a customer by totally blocking his or her telephone line after 90 days. In 2003, we partially blocked 481,548 telephone lines and totally blocked 410,017 telephone lines. We charge fines at a rate of 2% per month plus an interest at the rate of 1% per month on the overdue amounts. On December 31, 2003, 7.05% of all receivables had been outstanding between 30 and 90 days, and 20.53% of all receivables had been outstanding for more than 90 days. Our future disconnection policy will depend on factors that include the level of unmet demand, the level of competition and the regulations governing our disconnection policy. For a discussion of provisions for past due accounts, see “Item 5—Operating and Financial Review and Prospects.”

In 2003, we developed our revenue assurance process for interconnection billing. The review process and the implementation of several control stations in our interregional network will continue to improve. Through a modern traffic management system, we monitor the evolution of our interconnection revenues, plan future investments and make strategic decisions to keep our leading position in this market.

We also bill our customers for calls made from our fixed-line network to cellular customers. Conversely, calls made from cellular service customers to fixed-line customers are billed by the cellular service provider.

Network and Facilities

Our network includes installed lines and switches, a network of access lines connecting customers to switches and trunk lines connecting switches and long-distance transmission equipment. As of December 31, 2003, our regional telephone network included approximately 14.2 million installed access lines, including public telephone lines, of which 12.3 million access lines were in service. At that time, of the access lines in service, approximately 74.4% were residential, 20.9% were commercial, 2.7% were public telephone lines and 2.0% were for our own use including testing. Intrarregional long-distance transmission is provided by a microwave network and by fiber optic cable. Our network strategy is to develop a broadband integrated network that is compatible with several types of telecommunications services and multimedia applications.

The following table sets forth selected information about our network in aggregate, at the dates and for the years indicate:

	At and for Year ended December 31,
	2003	2002	2001	2000	1999
Installed access lines (millions)	14.2	14.4	14.3	12.5	9.5
Access lines in service (millions) (1)	12.3	12.5	12.6	10.6	8.3
Average access lines in service (millions)	12.4	12.6	11.9	9.3	7.4
Access lines in service per 100 inhabitants	31.6	32.9	33.8	30.4	23.8
Percentage of installed access lines connected to digital switches	96.9	96.1	95.7	93.8	87.0
Employees per 1,000 access lines installed	0.6	0.7	0.8	1.3	1.8
Number of public telephones (thousands)	331.1	330.9	342.8	246.8	217.3
Registered local call pulses (billions)	35.9	35.9	33.7	29.9	24.7
Domestic long-distance call billed minutes (billions)	10.1	8.4	8.1	8.1	9.3
International call billed minutes (millions).	87.9	29.0	—	—	—

(1)	Data includes public telephone lines.

Technology

We are incorporating new digital technology into our network in order to offer more integrated services. In 2003, we began to offer international and interregional long-distance telecommunications services known as “Super 15”. We are the leading company providing VoIP technology (voice on IP) in the Brazilian telecommunications market. Since 1999, we have been heavily investing in the offering of broadband access through ADSL technology under the brand “Speedy”. In 2003, we reached 500,000 clients. We introduced the innovative concept of management portal in our ADSL network called “Portal de Serviços” through which our clients are able to select our services.

We are currently implementing the necessary infrastructure for the offering of “Wi-Fi” which is a wireless Internet access connection that offers mobility to our Internet clients.

Our development plan targets state of the art communication technology, focusing on the integration with the Internet and an increase in the number of multimedia transmission services.

As of December 31, 2003, our network was approximately 96.9% digital.

Competition

Companies seeking to operate in the telecommunications industry in Brazil are required to apply to Anatel for a concession or an authorization. Concessions and authorizations are granted for services in the public or the private regime. The public regime differs from the private regime primarily in the obligations imposed on the companies rather than the type of services offered by those companies. We are one of the four companies that operate within the public regime. All other telecommunications companies, including those that provide the same services as the four public regime companies, operate under the private regime.

In order to stimulate growth and increase competition, the Brazilian government issued new authorizations within our area of operations to Vésper, Embratel and Intelig. In April 1999, Vésper won the bid in connection with operating licenses for local and intrarregional long-distance fixed-line services in region III, our concession region. Vésper only started its operations in January 2000. In July 1999, Embratel and Intelig were also authorized to provide intrarregional long-distance telecommunications services in our concession region. In addition, in July 1999, Anatel introduced the operator selection code, so that customers may choose, at each call, the operator for their long-distance calls. Therefore, in 2000 competition in the long-distance service market increased, reducing our market share over previous years.

Currently, we face fierce competition in the corporate and residential segments for several types of services. In the corporate segment, we face strong competition in both voice services (local and long-distance) and data transmission, resulting in client losses and the need for greater discounts. Our main competitors in the corporate segment are Embratel, Telemar, ATT-Latin America and Intelig. In the high-income residential service, we compete for long-distance and broadband services with our traditional competitors Embratel, Intelig, Vésper and cable TV providers. For local voice and high-income segments we also face the increasing competition of cellular telecommunications services, which have lower rates for certain types of calls such as mobile destination calls. Competition also increases our advertising and marketing costs.

In the low-income local fixed telecommunications segment, we face less direct competition because of the low profitability of this market. However, the competition from pre-paid cellular telecommunications providers is expressive. Such services are relatively profitable because of the fees generated by the interconnection of fixed and cellular networks.

Vésper was formed by Qualcomm, VeloCom and Bell Canada International in 1999. According to the rules enacted by Anatel, Vésper was required to quickly develop its local service business.

In 2002, Vésper started to offer portable telephones, which did not require physical installation in the customers’ premises and which could be operated remotely, similarly to cellular phones. However, the coverage of this device extended for several kilometers, and Anatel prevented its sales based on the assumption that it violated the terms of Vésper’s wire line telecommunications license. Vésper modified the system and decreased its range, thus being allowed to resume the sale of the device. Based on the positive acceptance of this product when it did not present any range limits, Vésper tried to extend its operations to the wireless telecommunications business through the acquisition of licenses to operate in SMP (Personal Mobile Service), an authorization for a general mobile operation, in the state of São Paulo (but not in the city). Nevertheless, Anatel did not authorize the usage of the frequency in which Vésper operated to cellular telecommunications services and Vésper’s operations were offered for sale by its controlling shareholders in April 2003. In the third quarter of 2003, Vésper was sold to Embratel.

Embratel was acquired by MCI WorldCom in the privatization of the Telebrás System in 1998. In July 2001, MCI filed for bankruptcy under Chapter 11. According to the management of Embratel, despite the problems of its controlling shareholder, Embratel maintained fully its managerial and financial independence from its controlling shareholder. MCI WorldCom’s reorganization did not have any impact on Embratel’s operations, which are currently being carried out normally. Since 2002, Embratel has been subject to long-distance service competition as a result of the operations started by Telemar and us. On the second quarter of 2004, Embratel was sold to Telmex, the leader on fixed-line telecommunications services in Mexico.

Intelig was granted a license to provide long-distance services throughout Brazil and implemented its intrarregional long-distance service in our region in July 1999. The shareholders of Intelig include National Grid, the owner and operator of the electricity transmission network in the United Kingdom, France Telecom, one of the world’s leading telecommunications carriers and Sprint, a global U.S.-based communications company. Intelig’s strategy has been characterized by extensive marketing efforts, including substantial discounts and attractive customer plans. However, Intelig has not managed to reach the same market penetration achieved by Embratel. In 2002, Intelig’s partners have expressed their intention to sell the company, and received offers that are currently under negotiation.

In 2002, Anatel certified that Telemar and we had achieved the targets for 2003 and we were granted concessions to operate as interregional and international long-distance providers, thus starting to compete directly with Embratel and Intelig. Embratel and Intelig also achieved their targets and were granted concessions to operate as local telecommunications providers in the three Brazilian concession regions. Embratel started their local services operations in January 2003 and Intelig is expected to start operations later in 2003. Brasil Telecom announced that it achieved its targets in February 2003. Anatel has certified such achievement in January 2004 and Brasil Telecom started its long-distance operations in the second quarter of 2004.

The acquisition of AT&T Latin America by Telmex represented an important development in the data transmission segment.

For mobile operations, our concession region is divided into two sub-areas. In each sub-area there are currently three cellular service providers.

In sub-area 1, which includes the city of São Paulo, the cellular services providers are: Telesp Celular, which we spun off in January 1998 and is now controlled by a joint venture between Portugal Telecom and Telefónica; Claro, controlled by America Móvil, leader cellular services provider in Mexico; and TIM, controlled by Telecom Italia, which started operations in October 2002.

In sub-area 2, which includes the rest of the state of São Paulo, the cellular services providers are the same as the metropolitan regions: Vivo, Claro and TIM.

In 2002, the Brazilian government auctioned another license to operate cellular PCS (Personal Communications Systems) systems under the E Band frequency. Claro from America Móvil and Vésper won the auction for sub-areas 1 and 2, respectively. Both companies decided to return their licenses after winning the bid for different reasons. The former because it has already stated to operate in the São Paulo cellular market after acquisition of BCP and the later because it was acquired by Embratel, which is the long-distance leader carrier and is not interested in the cellular market. We anticipate that Anatel will re-auction both licenses in 2004, which will probably add to the Sao Paulo cellular telephony market one or two additional competitors.

In the second quarter of 2003, the number of cellular phones outnumbered the number of fixed phones in Brazil. We believe that this trend may be followed in the state of São Paulo in the first half of 2004. Nevertheless, the negative impact in our revenues from the competition with cellular services providers is offset by interconnection fees we charge cellular service providers for the use of our network. See “Item 5.A—Operating Financial Review and Prospects—Operating Results—Net Operating Revenues—Network Services.”

Sales, Marketing and Customer Services

Sales

We sell our fixed telephone service to both corporate and residential customers in the geographic service areas of sectors 31, 32, and 34 within region III, our concession region.

Our distribution channels consist of the following:

•	Personal sales: our team of corporate managers sign up and maintain corporate customers by providing technical and marketing support.

•	Telesales: sales through telemarketing.

•	Indirect channels: sales through third parties – accredited telecommunications and information technology companies forming a network to intermediate the sale of our products and services.

•	Virtual stores (for corporate customers only): “access channel” enabling our corporate customers to be acquainted with our sales portfolio through the Internet; upon the completion of a form, sales are directed to Personal sales, Telesales or Indirect channels.

Marketing

We constantly monitor the telecommunications market in order to find new opportunities that will enable us to satisfy our existing clients needs and help us identify future needs or potential clients as well as development of new products and services.

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

	Year ended December 31,
	2003	2002	2001
Repair requests of residential telephones (as a % of lines in service)	1.4	1.7	2.3
Repair requests of public telephones (as a % of lines in service)	7.0	8.3	5.9
Call completion local rate during the peak night period (% of calls attempted)	74.7	75.6	73.1
Call completion national long-distance rate during the peak night period (% of calls attempted)	70.9	72.3	67.6
Billing complaints (% of bills) (1)	0.2	0.2	0.2

(1)	Local calls.

We are also required under the Brazilian telecommunications regulations to meet certain service quality targets relating to call completion rates, repair requests, response rates to repair requests and operator response periods. See “—Regulation of the Brazilian Telecommunications Industry—Obligations of Telecommunications Companies—Quality of Service—General Plan on Quality Targets.”

In order to improve the quality of our services we developed several measures to guarantee customer satisfaction including:

•	bi-annual researches on customer satisfaction;

•	review of communications procedures with customers, including meetings and conference calls in which our customers and management and employees take part in order to achieve the best solution for the customer;

•	usage of specific “call center” lines segmented by product and service;

•	establishment of various programs and projects focused in customer satisfaction;

•	establishment of a “quality management model” which focuses on customer satisfaction;

•	establishment of an executive sub-committee focusing on services quality and customer satisfaction;

•	implementation of the “6 Sigma” method, which is an enhancing human resource process tool methodology that will decrease our costs and increase the level of satisfaction of our clients;

•	preparation for the ISO 9001:2000 certification; and

•	certification of our billing process by the independent institution ABNT (Associação Brasileira de Normas Técnicas).

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

Concessions and Authorizations

Concessions and licenses to provide telecommunications services are granted under the public regime, while authorizations are granted under the private regime. Companies that provide services under the public regime, known as the public regime companies, are subject to certain obligations as to quality of service, continuity of service, universality of service, network expansion and modernization. Companies that provide services under the private regime, known as the private regime companies, are generally not subject to the requirements as to continuity or universality of service, however they are subject to certain network expansion and quality of service obligations set forth in their authorizations. Companies that operate under the public regime include us, Embratel, regional fixed-line service providers and certain other local operators. The primary public regime companies provide fixed-line telecommunications services in Brazil that include local, intrarregional, interregional and international long-distance services. All other telecommunications service providers, including the other companies authorized to provide fixed-line services in our concession region, operate under the private regime.

Public regime companies, including us, can also offer certain telecommunications services in the private regime, of which the most significant are data transmission services.

Fixed-line Services—Public Regime. The concession agreement under which we operate to provide local services ends in December 2005, with the possibility to renew it for an additional 20 years period. According to this, we signed the extension request on June 30, 2003. The renewal process is based on the fulfillment of certain targets, which were achieved by us on December 2001. Each public regime company may renew its concession for an additional 20-year period, beginning in 2006, and such concession shall be revised every five years. The concessions may also be revoked prior to their expiration dates under certain specific conditions. Thus, as from January 1, 2006, we will be governed by a new concession contract. We have already expressed our interest in renewing the concession contract. See “—Obligations of Telecommunications Companies—Public Regime—Service Restrictions.” Every second year during the 20-year renewal period, public regime companies will be required to pay biannual renewal fees equal to 2% of annual net revenues earned from the provision of telecommunications services (excluding taxes and social contributions) during the immediately preceding year.

Other regional fixed-line companies and us were not permitted to offer interregional or international long-distance services or other specified telecommunications services until December 31, 2003, unless we attained the network expansion and universal service targets by December 31, 2001. We achieved the network expansion and universal service targets on September 30, 2001, which was acknowledged by Anatel through Act no. 23.395 of March 1, 2002. Accordingly, on May 7, 2002, we began providing international long-distance services. We were allowed to operate international long-distance service throughout Brazil and local and intrarregional and interregional long-distance service in region I, region II, and sector 33 of region III. We were also allowed to offer interregional long-distance services and began providing these services on July 29, 2002. See “—Obligations of Telecommunications Companies—Public Regime-Service Restrictions.”

Fixed-line Services—Private Regime. The Brazilian telecommunications regulations provide for the introduction of competition in telecommunications services in Brazil by requiring Anatel to authorize private regime companies to provide local and intrarregional long-distance service in each of the three fixed-line regions and to provide intrarregional, interregional and international long-distance services throughout Brazil. Anatel has already granted authorizations to private regime operators to operate in Region III, our concession region. Anatel also granted other private regime companies authorizations to operate in other fixed-line regions and authorizations to provide intrarregional, interregional and international long-distance services throughout Brazil in competition with Embratel. Several companies have already applied for the authorization and Anatel may authorize additional private regime companies to provide intrarregional, interregional and international long-distance services. See “—Competition.”

Obligations of Telecommunications Companies

We and other telecommunications service providers are subject to obligations concerning quality of service, network expansion and modernization. The four public regime companies are also subject to a set of special restrictions regarding the services they may offer, which are listed in the Plano Geral de Outorgas, or General Plan of Grants, and special obligations regarding network expansion and modernization contained in the General Plan on Universal Service Targets.

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

Anatel will monitor the progress of the regional fixed-line service providers in meeting their obligations. Each regional fixed-line provider will be authorized to provide all other telecommunications services (except for fixed-line private services in the private regime within their own respective regions and cable TV services) if the company has achieved its targets for 2003 by December 31, 2001, as it was in our case, or in the beginning in 2004, in case the fixed-line service provider still has not achieved its target.

Public regime companies are also subject to certain restrictions on alliances, joint ventures, mergers and acquisitions, including:

•	a public regime company is prohibited from holding more than 20% of the voting stock in any other public regime company, unless previously approved by Anatel, according to the General Telecommunications Law;

•	public regime companies that provide different services are prohibited from providing more than one service at a time;

•	mergers between regional fixed-line service providers and cellular service providers are prohibited; and

•	restrictions on the offering of cable television by companies offering telephone services.

Network Expansion—General Plan on Universal Service Targets. Under the General Plan on Universal Service Targets, each regional fixed-line service provider is required to expand fixed-line service within its fixed-line concession region, and Embratel is required to expand access to long-distance service by installing public telephones in remote regions. No subsidies or other supplemental financings are anticipated to finance the network expansion obligations of the public regime companies.

In order to receive our authorization to provide interregional and international telephone services, we succeeded in reaching our targets for December 2003 in September 2001. These targets included: (i) the implementation of STFC services in areas having more than 600,000 inhabitants; (ii) compliance within two weeks of access and installation services for customers; (iii) meeting the requirement that the number of public telephones installed had to be equal to or higher than 7.5 per 1,000 inhabitants and the percentage of public telephones to total installed access base had to be equal to or higher than 2.5%; (iv) requirement that, in areas having STFC with individual access, the telephone service provider assures the availability of access to public telephones every 300 meters within the limits of such area; (v) the STFC telephone service provider rendering local services was required to install and activate public telephones in public schools and hospitals within one week; (vi) the STFC telephone service provider rendering local services was required to provide special public telephones for handicapped users when solicited within one week; and (vii) requirement of having at least one installed public telephone, accessible 24 hours a day and able to originate and receive interregional and international long-distance calls in each area with over 300 inhabitants where STFC service was still not available.

If a public regime company fails to meet its obligations in a particular fixed-line concession region, Anatel may apply the penalties established in the concessions. If a public regime company endangers the provision of basic telecommunications services to a concession region and upon proof that the public regime company is incapable of providing such service, Anatel is obligated to cancel the concession agreement and allow another telecommunications service provider to provide the service on a temporary basis until another auction takes place and a new concession is granted.

Quality of Service—General Plan on Quality Targets. The General Plan on Quality Targets sets certain service quality obligations, including certain targets to be achieved, such as (i) a reduction in the average time for a dial tone; (ii) the meeting of certain levels of completed local, intrarregional, interregional and international calls; (iii) a reduction in waiting time for an assistance center operator; (iv) a reduction in claims per 100 lines; (v) a reduction in the average time for repairs; (vi) a reduction in average activation time; (vii) an increase in billing efficiency; and (viii) the achievement of certain customer satisfaction levels among users of public, residential and non-residential telephones.

Fines and Penalties. Failure to meet the network expansion obligations may result in fines and penalties of up to R$50.0 million per event. Failure to meet the quality of services and modernization obligations may result in fines and penalties of up to R$40.0 million per event, as well as potential revocation of the concessions granted to the company.

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

C. Organizational Structure

At December 31, 2003, our voting shares were controlled by two major shareholders: SP Telecomunicações with 50.23% and Telefónica Internacional with 34.48%. Telefónica Internacional is, in turn, the controlling shareholder of SP Telecomunicações and, consequently, holds directly and indirectly 84.71% of our common shares and 88.90% of our preferred shares.

Subsidiaries

At December 31, 2003, our only wholly owned subsidiary was Assist Telefônica, which was incorporated in Brazil on October 29, 1999 to perform technical assistance services.

Associated Companies

Since June 30, 2000, we have consolidated, under the Corporate Law Method, the operations of Aliança Atlântica Holding B.V., an investment company incorporated under the laws of the Netherlands. At December 31, 2003, we held a 50% share ownership and Telefónica S.A. held the remaining 50%.

Furthermore, on December 31, 2003, we also consolidated, under the Corporate Law Method, our investment under proportional consolidation in Companhia AIX de Participações, or AIX. At December 31, 2003, we held a 50% share ownership in AIX and Telemar Participações S.A. held the remaining 50%. AIX was formed in 2001 to explore, directly and indirectly, activities related to the execution, conclusion and commercial exploitation of underground cables to optic fiber. See “Note 16 to the consolidated financial statements.”

D. Property, Plant and Equipment

Our main physical properties include transmission equipment (including outside plant and trunk lines), switching equipment and various sites throughout the state of São Paulo. Our land and buildings primarily consist of telephone switches and other technical, administrative and commercial properties. Switches include local switches, “toll” switches that connect local switches to long-distance transmission facilities and “tandem” switches that connect local switches with each other and with toll switches.

Our properties are located throughout the state of São Paulo. At December 31, 2003, we used 1,974 properties in our operations, 1,486 of which we own, and we enter into standard leasing agreements to rent the remaining properties. We own a building in the city of São Paulo where the majority of our management activities are conducted.

At December 31, 2003, property related to construction in progress represented 2.1% of the net book value of our total fixed assets, automatic switching equipment represented 33.3%, transmission and other equipment represented 28%, underground and marine cables, poles and towers represented 1.4%, subscriber and public booth equipment represented 5.7%, electronic data progress equipment represented 0.7%, buildings and underground equipment represented 22.2%, land represented 1.7%, and other assets represented 4.9% of total fixed assets. As of December 31, 2003, the net book value of our property, plant and equipment was R$14.7 billion.

Pursuant to Brazilian legal procedures, liens have been attached to several properties pending the outcome of various legal proceedings to which we are a party. See “Item 8.A—Consolidated Statements and Other Financial Information—Legal Proceedings.”

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

The following discussion should be read in conjunction with our consolidated financial statements and accompanying notes and other information appearing elsewhere in this annual report and in conjunction with the financial statements included under “Item 3A—Key information—Selected Financial Data.” Except as otherwise indicated, all financial information in this annual report has been prepared in accordance with the Corporate Law Method and presented in reais. For certain purposes, such as providing reports to our Brazilian shareholders, filing financial statements with the CVM, and determining dividend payments and other distributions and tax liabilities in Brazil, we have prepared and will continue to be required to prepare financial statements in accordance with the Corporate Law Method.

Overview

Our results of operations are affected by the following key factors.

Brazilian Political and Economic Environment

The year 2003 was highlighted by the positive adjustment of the Brazilian economy and to the rebuilding of confidence in the Brazilian government after a period of instability observed in 2002.

The Brazilian monetary policy was tightened according to the Brazilian government’s primary objective of reducing the country’s current and expected inflation rates. Between February and June 2003, the Central Bank’s interest rate (SELIC) was maintained at an annual rate of 26.5% for such months. In the following months, the decrease of inflation rates and the achievement of targets established by the Central Bank allowed the Central Bank to gradually reduce the SELIC interest rate to 16.5% in December 2003.

Inflation as measured by the Consumer Price Index (IPCA, published by the Instituto Brasileiro de Georgrafia e Estatística) decreased to 9.3% in 2003 compared to 12.5% in 2002.

Inflation as measured by the General Price Index (IGP-DI, measure by Fundação Getúlio Vargas), which includes wholesale, retail and home-building prices, decreased to 9.3% in 2003 compared to 26.4% in 2002.

The appreciation of the Brazilian real against the U.S. dollar also contributed to the decrease in inflation rates. The exchange rate was R$2.89 to US$1.00 at December 31, 2003 compared to R$3.53 to US$1.00 at December 31, 2002. On average, the exchange rate in 2003 was R$3.07 to US$1.00 compared to R$2.93 to US$1.00 in 2002.

In addition, the resurgence of confidence from investors in the Brazilian economy and the improvement in capital liquidity worldwide caused a decrease in the perception of Brazilian country risk. The Brazilian EMBI+ (Emerging Markets Bond Index) spread, which indicates the cost of sovereign borrowing for Brazil, decreased from 1466 basis points in December 2002 to 463 basis points in December 2003.

The Brazilian balance of payments also had an expressive improvement. The trade balance registered a surplus of US$24.8 billion in 2003 compared to US$13.1 billion surplus in 2002 and US$2.6 billion surplus in 2001. Exports increased 21% to US$73.1 billion in 2003 compared to US$60.4 billion in 2002.

The Brazilian government targets for the public sector were met and registered a primary surplus of 4.32% of GDP. The Net Public Debt/GDP ratio increased to 58.2% in December 2003 compared to 55.5% in December 2002.

The social security system reform was implemented, which was considered an essential element for restoring medium- and long-term solvency of the Brazilian public sector.

In the first half of 2003, the adjustment policies adopted by the Brazilian government caused a decline in the level of economic activity in Brazil. However, in the second half of the year, the changes in monetary policy caused a positive recovery of the level of economic activity. In 2003, the total GPD decreased 0.2% on average in real terms.

Our business is directly affected by the macroeconomic trend of the global economy in general and the Brazilian economy in particular. If interest rates rise and the Brazilian economy enters a period of continued recession, demand for telecommunications services is likely to be negatively affected. Further, continuing depreciation of the Brazilian real against the U.S. dollar would reduce the purchasing power of Brazilian consumers, negatively affecting the ability of our customers to pay for our telephony services. Continuing real devaluations would also affect our profit margins by increasing the carrying costs of our U.S. dollar and other foreign currency denominated debt and our other costs and expenses based on the U.S. dollar and other foreign currencies. If Brazil experiences significant inflation rates, we may be unable to increase service tariffs and prices charged to our customers in amounts that are sufficient to cover our increasing operating costs, and our business may be adversely affected as a consequence.

Effects of Inflation in Our Results of Operations

After the introduction of the real as the Brazilian currency in July 1994, inflation was controlled until January 1999, when it increased due to the devaluation of the real. During periods of high inflation, wages in Brazilian currency tended to fall because salaries typically did not increase as quickly as inflation. The effect was a progressive decline in purchasing power of wage earners. The reduction and stabilization of inflation following the implementation of the real plan resulted in increased spending on services and goods (including fixed-line telecommunications services), higher real income growth, increased consumer confidence and the increased availability of credit. It also resulted in relatively higher labor costs. However, if Brazil experiences significant inflation, we may be unable to increase service rates to our customers in amounts that are sufficient to cover our operating costs, and our business may be adversely affected as a consequence.

The table below shows the Brazilian general price inflation (according to the IGP-DI and the IPCA) for the years ended December 31, 1998 through 2003:

	Inflation Rate (%) as Measured by IGP-DI (1)	Inflation Rate (%) as Measured by IPCA (2)
December 31, 2003	7.7	9.3
December 31, 2002	26.4	12.5
December 31, 2001	10.4	7.7
December 31, 2000	9.8	6.0
December 31, 1999	20.0	8.9
December 31, 1998	1.7	1.7

(1)	Source: IGP-DI, as published by the Fundação Getúlio Vargas.
(2)	Source: IPCA, which is a consumer price index.

Regulatory and Competitive Factors

Our business, including the services we provide and the rates we charge, is subject to comprehensive regulation under the General Telecommunications Law. As a result, our business, results of operations and financial conditions could be negatively affected by the actions of the Brazilian authorities, including:

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

Revenue Increase as a Result of Anatel’s Authorization to Provide Interregional and International Long-Distance Services

As we achieved our universal targets before the required period, we were authorized by Anatel to launch long-distance services outside our concession region. Therefore, we started our international long-distance services on May 7, 2002 and our interregional long-distance services on July 29, 2002. In 2003, our revenues from interregional and international long-distance services amounted to R$740.0 million (R$295.0 million in 2002). By the end of 2003, we had estimated market shares of 40% and 50% for international and interregional long-distance services, respectively.

Foreign Exchange and Interest Rate Exposure

The foreign exchange risk that we currently face is significant due to our foreign currency-denominated indebtedness and our capital expenditures, particularly imported equipment. The real devaluation increases the cost of many of our capital expenditures. Our revenues are earned almost entirely in reais, and we have no material foreign currency-denominated assets other than derivative instruments.

At December 31, 2003, 99% of our R$3.0 billion of indebtedness was denominated in foreign currencies, mainly in U.S. dollars. See “Note 23 to the consolidated financial statements.” Devaluation of the real causes exchange losses on foreign currency-denominated indebtedness and exchange gain on foreign currency-denominated assets. In 2003, the appreciation of the real resulted in a net exchange gain of R$807.7 million, which was totally offset by hedging transactions losses of R$1.2 billion.

We use derivative instruments that limit our exposure to exchange rate risk. Since September 1999, we have hedged substantially all of our foreign currency-denominated debt, using swaps and options structures. However, we remain exposed to market risk deriving from changes in local interest rates (principally the Certificado de Depósito Interbancário, or CDI, a certificate of interbank deposit).

Substantially all of our debt is exposed to interest rate risk. At December 31, 2003, we had R$3.0 billion in total loans and financing outstanding. From the total amount, R$1.9 billion was subject to fixed rates, and the balance was subject to floating rates (London Interbank Offered Rate, or LIBOR and CDI). However, all of our foreign currency debt is swapped under hedging arrangements for variable rate real-denominated obligations based on CDI. As of December 31, 2003, we had swap transactions – CDI against fixed rate – in the amount of R$1.1 billion to partially hedge against internal interest rate fluctuations. We invest our cash and cash equivalents mainly in short-term instruments that earn interest based on CDI. See “Note 31 to the consolidated financial statements” and “Item 11—Quantitative and Qualitative Disclosures about Market Risk.”

Since we have foreign currency derivatives substantially equivalent to our borrowings denominated in foreign currency, we do not have material exchange rate exposure with respect to these contracts. However, we could still continue to have exchange rate exposure with respect to our planned capital expenditures, approximately 36% of which are made in foreign currencies (mostly U.S. dollars). Nevertheless, according to our corporate policy, we are consistently hedging these specific contracts in order to minimize our capital expenditure exposure, as long as they are being contracted.

Discussion of Critical Accounting Estimates and Policies

General

The preparation of financial statements in accordance with the Corporate Law Method included in this annual report involves certain assumptions, which are derived from historical experience and various other factors that we deemed reasonable and relevant. Although we review these estimates and assumptions in the ordinary course of business, the portrayal of our financial condition and results of operation often requires our management to make judgments regarding the effects on our financial condition and results of operations of matters that are inherently uncertain. Actual results may differ from those estimated under different variables, assumptions or conditions. Note 3 of our consolidated financial statements includes a summary of the significant accounting policies and methods used in the preparation of those statements.

Estimated useful lives of property, plant and equipment and intangible assets

We estimate the useful lives of property, plant and equipment in order to determine the amount of depreciation and amortization expense to be recorded during any reporting period. The useful lives are estimated at the time the asset is acquired and are based on historical experience with similar assets, as well as taking into account technological or other changes. If technological changes were to occur more rapidly than anticipated, the useful lives assigned to these assets may need to be shortened, resulting in the recognition of increased depreciation and amortization expenses in future periods. Alternatively, these types of technological changes could result in the recognition of a devaluation charge to reflect the write-down in value of the asset. We review these types of assets for devaluation annually, or when events or circumstances indicate that the carrying amount may not be recoverable over the remaining lives of the assets. In assessing devaluations, we employ the cash flow method, which takes into account management’s estimates of future operations.

As of December 31, 2003, we had R$14.7 billion recorded as property, plant and equipment under the Corporate Law Method, accounting for approximately 73.2% of our total assets.

Revenue recognition and accounts receivable

Under the Corporate Law Method and U.S. GAAP, revenues originated by interconnection fees are calculated based on the duration of each call and, as determined by Brazilian law, recognized at the time the interconnection services are rendered. Under the Corporate Law Method, revenues originated by the sale of pre-paid phone cards to be used in public telephones are recognized at the time the card is used. Deferred revenues are determined based on estimates of outstanding credits of pre-paid phone cards that were sold but have not been used as of the date of each balance sheet. Under the Corporate Law Method, revenues from activation or installation services are recognized upon the activation or installation of services to the customer. Under U.S. GAAP, revenues and related costs from activation and installation services are deferred and amortized over five years, which is the estimated average customer life.

We consider revenue recognition as a critical accounting policy because of uncertainties caused by different factors such as the complex information technology required, the high volume of transactions, problems related to fraud and piracy, accounting regulations, management’s determination of our ability to collect fees and uncertainties relating to our right to receive certain revenues (mainly revenues for usage of our network). Significant changes in these factors could cause us to fail to recognize revenues or to recognize revenues that we may not be able to realize in the future, despite our internal controls and procedures. We have not identified any significant need to change our recognition policy for U.S. GAAP or the Corporate Law Method.

Allowance for doubtful accounts

In preparing our financial statements, we must estimate our ability to collect payment for our accounts receivable. We constantly monitor our past due accounts receivable. If we become aware of a specific customer’s inability to meet its financial obligations, we record a specific allowance against amounts due in order to reduce the net recognized receivable to the amount we reasonably believe will be collected. For all other accounts receivable, we recognize allowances for doubtful accounts based on our past write-off experience (i.e., average percentage of receivables historically written-off, economic conditions and the length of time the receivables are past due). Our reserves have generally been adequate to cover our actual credit losses. However, because we cannot predict with certainty the future financial stability of our customers, we cannot guarantee that our reserves will continue to be adequate. Actual credit losses may be greater than the allowance we have established, which could have a significant negative impact on our selling expenses.

Provision for contingencies

We are subject to legal and administrative proceedings related to tax, labor and civil matters. We are required to assess the likelihood of any adverse decision or outcome of these matters as well as the range of probably losses. A determination of the amount of reserves required, if any, for these contingencies is made after careful analysis of each individual matter, based on advice of our legal counsel. We record provisions for contingencies only when we believe that it is probable that we will incur loss in connection with the matter in dispute. We have recorded no provisions for a number of significant tax disputes with the Brazilian tax authorities because we do not believe we are likely to incur in losses in connection therewith. Our required reserves for contingencies may change in the future based on new developments or changes in our approach to these proceedings (e.g. change in our settlement strategy). Such changes could result in a negative impact on future results and cash flows.

Future liability for our post-retirement benefits (pension fund and medical health care)

We must make assumptions as to interest rates, investment returns, inflation, mortality rate and future employment rate levels in order to quantify our post-retirement liabilities. The accuracy of these assumptions will determine whether or not we have sufficient reserves for accrued pension and medical health care costs.

Deferred Taxes

By carrying value into our net deferred tax assets, we imply that we will generate sufficient future taxable income in certain tax jurisdictions, based on estimates and assumptions, and will continue operating under the current and future applicable provisional measures. If these estimates and related assumptions change in the future, we may be required to record additional provisions to be offset against our deferred tax assets, and thus be liable for an additional income tax expense in our financial statements. Management evaluates the reasonableness of the deferred tax assets and assesses the need for additional valuation allowances at the end of the year. As of December 31, 2003, we did not believe a provision to offset our net deferred tax assets was required.

Financial instruments and other financing activities

In order to manage foreign exchange transactions we may from time to time invest in derivative financial instruments. Under the Corporate Law Method, foreign currency swap agreements are recorded at notional amounts, in accordance with the contractual terms, as if they had been settled at the balance sheet date. As of December 31, 2003, we recognized net losses of R$1.2 billion (net gains of R$1.2 billion as of December 31, 2002) on our hedge transactions and liabilities of R$359.5 million (assets of R$890.5 million as of December 31, 2002) in order to recognize existing temporary losses. The gains or losses on hedge transactions were calculated based on the notional amount plus interest and exchange variation incurred up to the balance sheet date, net of CDI rate variation on the notional amount.

We adopted SFAS 133, “Accounting for Derivative Instruments and Hedging Activities,” under U.S. GAAP, as of January 1, 2001. The accounting required under SFAS 133 is broader than the Corporate Law Method, especially with respect to the overall treatment and definition of a derivative, when to record derivatives, classification of derivatives, and when to designate a derivative as a hedge. All derivatives, whether or not related to a hedging transaction, must be recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and the hedged item are recognized in earnings. If the derivative is designated as a cash flow hedge, changes in the fair value of the derivative are recorded in other comprehensive income, or OCI, a component of U.S. GAAP shareholders’ equity, and are recognized in the income statement when the hedged item results in earnings. Portions of ineffective changes in the fair value of cash flow hedges are recognized in earnings.

At December 31, 2003 we had US$223.8 million and JPY35.972 million of notional value swap contracts designated as fair value hedges of a portion of our foreign currency denominated debt. These derivatives qualified for hedge accounting under the short-cut method, because the terms of the swap contracts are equal to the terms of the underlying debt. Therefore, no ineffectiveness would be recorded in the income statement for U.S. GAAP.

On December 31, 2002, we recorded under SFAS 133 an adjustment in derivatives that were not designated as accounting hedges for the difference between the book value and the fair value of such derivatives. The fair value of derivatives on December 31, 2002 was impacted by the high interest rates used in the foreign interest rate swap market (basis of computation of derivatives’ fair value) mainly due to the uncertainties regarding the political and economical future of Brazil and the uncertainties about Brazilian foreign policy. The negative adjustment in our results of operations under U.S. GAAP was R$454 million in December 31, 2002.

Despite the period of instability observed in 2002, the Brazilian political and economic environment improved during 2003. As a consequence, we reverted the negative adjustments in the amount of R$454 million that had been registered in 2002 and recognized a gain in the amount of R$60.5 million on December 31, 2003 for U.S. GAAP purposes. In addition, the derivative operations contracted during 2003 gave rise to a positive adjustment of R$147.5 million in profit and loss under U.S. GAAP on December 31, 2003. Therefore, the adjustment under SFAS 133 totaled R$662 million in 2003.

In applying generally accepted accounting principles in connection with these derivative instruments, management took into consideration interest rates, discount rates, foreign exchange rates, future cash flow, and the effectiveness of hedges. These judgments directly affect the value of derivative instruments recorded on the balance sheet, and the amount of gains and losses included in the calculation of comprehensive income. Should actual interest rates, discount rates, foreign exchange rates, future cash flow and ultimate hedge effectiveness differ from our estimates, the amounts recorded within the period of realization will have to be revised.

Results of Operations

The following table sets forth certain components of our net income, as well as the percentage change of each component from the prior year, for each of the years in the three-year period ended December 31, 2003.

	Year ended December 31,			% Change
	2003	2002	2001	2003 - 2002	2002 - 2001
	(in millions of reais, except percentages)
Net operating revenue	11,805	10,088	9,049	17.0%	11.5%
Cost of services (1)	(6,715)	(5,770)	(4,896)	16.4%	17.9%

Gross profit	5,090	4,318	4,153	17.9%	4.0%
Operating expenses:
Selling expense (1)	(1,286)	(1,010)	(835)	27.3%	21.0%
General and administrative expense (1)	(964)	(840)	(862)	14.8%	(2.6)%
Other net operating income (expense)	(393)	(357)	(258)	10.1%	38,4%

Total operating expenses	(2,643)	(2,207)	(1,955)	19.8%	12,9%
Operating income before financial income (expense)	2,447	2,111	2,198	15.9%	(4.0)%
Financial income (expense), net	(630)	(755)	(336)	(16.6)%	124.7%
Operating income	1,817	1,356	1,862	34.0%	(27.2)%
Net non-operating income (expense)	50	(33)	(17)	251.5%	94.1%
Income before taxes and minority interests	1,867	1,323	1,845	(41.1)%	(28.3)%
Income and social contribution taxes	(279)	(247)	(269)	13.0%	(8.2)%

Net income	1,588	1,076	1,576	47.6%	(31.7)%

(1)	Line item was reclassified in 2001 in order to reflect the reclassification of our employees’ profit sharing in 2002. See “Note 3(q) to the consolidated financial statements”.

Results of Operations for Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Net Operating Revenue

Our revenues are derived primarily from the following:

•	local service charges, which include monthly charges, measured service charges, activation fees, and charges for use of public telephones (including prepaid cards);

•	intrarregional long-distance service charges, which include service charges for calls that originate and terminate within our concession region;

•	interregional and international long-distance service charges, as we achieved Anatel’s targets and started to provide these services in 2002;

•	charges for data transmission;

•	charges for network services, which include fees paid by our customers for the use of our fixed-mobile network when they place a call and fees paid by other telecommunications service providers on a per-call basis or on a contractual basis to use part of our network; and

•	charges for other services, including telephone mailing lists, equipment rentals and miscellaneous revenue from other services (including call waiting, call forwarding, voice and fax mailboxes, speed dialing, caller ID and digital access service).

Gross operating revenues are reduced by value-added and other indirect taxes and discounts to customers. The composition of operating revenues by category of service is presented in our consolidated financial statements and discussed below. We do not determine net operating revenues for each category of revenue.

The following table sets forth certain components of our operating revenues, as well as the percentage change of each component from the prior year, for 2003 and 2002.

	Year ended December 31,		% Change
	2003	2002	2003-2002
	(in millions of reais, except percentages)
Gross operating revenue:
Local services:
Monthly charges	4,242	3,786	12.0%
Activation fees	104	110	(5.4)%
Measured service charges	3,018	2,637	14.4%
Public telephones	247	187	32.1%

Total	7,611	6,720	13.3%
Long-distance services:
Intrarregional	1,821	1,348	35.1%
Interregional and international	740	295	150.8%

Total	2,561	1,643	55.9%
Data transmission	585	437	33.9%
Network services	4,654	4,176	11.4%
Goods sold	23	19	21.0%
Other services	788	682	15.5%

Total gross operating revenue	16,222	13,677	18.6%
Value added and other indirect taxes	(4,321)	(3,572)	21.0%
Discounts	(96)	(17)	464.7%

Net operating revenue	11,805	10,088	17.0%

Net Operating Revenue

Net operating revenue increased 17.0% to R$11.8 billion in 2003 from R$10.1 billion in 2002. The increase in net operating revenue is mainly a result of the increase in local and intrarregional long-distance tariffs that took place in June 2003, based on the accumulated IPCA of the previous 12 months and an increase in tariffs for calls originating at fixed lines and terminating in mobile lines that took place in February 2003, combined with the continuing growth in volume in the interregional and international long-distance services which together generated revenues in the amount of R$740 million.

Local Services

Revenues from local services increased 13.3% to R$7.6 billion in 2003 from R$6.7 billion in 2002. The growth is mainly a result of the increase in local and intrarregional long-distance tariffs that took place in June 2003.

Monthly charges. Revenues from monthly charges increased 12.0% to R$4.2 billion in 2003 from R$3.8 billion in 2002. The growth in 2003 was due primarily to the increase in local and intrarregional long-distance tariffs that took place in June 2003,offset by a 1.3% reduction in the average number of fixed lines in service.

Activation fees. Revenues from monthly activation fees decreased 5.4% to R$104.0 million in 2003 from R$110.6 million in 2002. The decrease is the result of a smaller aggregate number of phone line subscribers in 2003.

Measured service charges. Revenues from measured service charges increased 14.4% to R$3.0 billion in 2003 from R$2.6 billion in 2002. The increase in 2003 was mainly a result of the increase in local and intrarregional long-distance tariffs that took place in June 2003.

Public telephones. Revenues from charges for the use of public telephones increased 32.1% to R$247.0 million in 2003 from R$187.0 million in 2002 as a result of the June 2003 tariff increase, an increase in revenues from the use of our telephone cards in São Paulo received from other telephone operators and a reduction in interconnection costs paid to other telephone operators. Revenues from the sale of public phone cards are recognized in our results from the moment the phone card is used in accordance with a change in an accounting method introduced in December 2002.

Long-Distance Services

Intrarregional services. Revenues from intrarregional services increased 35.1% to R$1.8 billion in 2003 from R$1.3 billion in 2002. The increase was mainly due to the increase in local and intrarregional long-distance tariffs that took place in June 2003 combined with a 9.5% increase in the number of minutes used.

Interregional and international. As we launched our long-distance interregional and international services in May and July 2002, respectively, revenues from international and interregional services increased 150.8% to R$740.0 million from R$295.0 million in 2002. In December 2003, our market share was estimated between 45% and 50% for interregional services and between 35% and 40% for international services.

Data Transmission

Revenues from data transmission services increased 33.9% to R$585.0 million in 2003 from R$437.0 million in 2002. The increase in 2003 was a result of an increase in our SPEEDY service, combined with a higher number of activation fees and the rental and sale of modems.

Network Services

Revenues from network services consist of interconnection fees paid to us by other telecommunications service providers for the use of our network to complete calls and carry traffic. Revenues from network services increased by 11.4% to R$4.6 billion in 2003 from R$4.2 billion in 2002 mainly due to the increase in tariffs for calls originating at fixed lines and terminating in mobile lines that took place in February 2003, offset by a decrease in market share due to the implementation of the operator code selection for interregional calls originating from fixed lines which took place in 2002 and implementation of the same code selection for interregional calls originating from mobile lines in July 2003.

Goods Sold

Revenues from goods sold increased 21.0% to R$23.0 million in 2003 from R$19.0 million in 2002 due to an increase in the amount of equipment sold by our subsidiary, Assist Telefônica S.A.

Other Services

Revenues from other services primarily include revenues from telecommunications services for the installation and activation of phone lines, electronic mail and other local services including call waiting, call forwarding, voice and fax mailboxes, speed dialing and caller ID. Revenues from other services increased 15.5% to R$788.0 million in 2003 from R$682.0 million in 2002. The increase was due primarily to the increase in our revenues from Linha Inteligente, our name brand for our service package which includes call waiting, call forwarding, voice and fax mailboxes, speed dialing and caller ID, offset by a decrease in our digital access service known as 2M-ATB (2 Megabytes – Basic Tariff Area).

Cost of Services

Cost of services includes primarily depreciation and amortization expenses, interconnection services, personnel expenses and costs of services provided by third parties. Cost of services increased 16.4% to R$6.7 billion in 2003 compared to R$5.8 billion in 2002, mainly due to an increase in expenses related to interconnection services.

The following table sets forth certain components of our cost of services, as well as the percentage change of each component from the prior year, for 2003 and 2002.

	Year ended December 31,		% Change
	2003	2002	2003-2002
	(in millions of reais, except percentages)
Cost of services:
Depreciation and amortization	2,616	2,647	(1.2)%
Outsourced services	786	614	28.0%
Interconnection services	2,836	1,979	43.3%
Operational personnel	256	297	(13.8)%
Materials	42	36	16.7%
Goods sold	17	11	54.5%
Other costs	162	186	(12.9)%

Total cost of services	6,715	5,770	16.4%

Depreciation and amortization

Depreciation and amortization expenses remained stable totaling R$2.6 billion in 2003 and the same amount in 2002, in line with the investments made during the year.

Outsourced Services

Expenses relating to services from third parties increased 28.0% to R$786.0 million in 2003 from R$614.0 million in 2002 mainly due to the payment of expenses relating to maintenance of the network, partially offset by a decrease in the maintenance of telephone switches and lower costs associated with the production of phone books.

Interconnection Services

Expenses relating to interconnection services increased 43.3% to R$2.8 billion in 2003 from R$2.0 billion in 2002, as a result of an increase in the traffic volume, especially from interregional and international long-distance services for the use of other telecommunications service operators network since 2002, which long-distance services have also been offered to SMP mobile operators since July 2003.

Operational Personnel

Operational personnel expenses consist of expenses relating to salaries, bonuses and other benefits of employees dedicated to operating and maintaining our services. Operational personnel expenses decreased 13.8% to R$256.0 million in 2003 from R$297.0 million in 2002, due to a reduction in the number of our plant employees.

Materials

The costs of materials increase 16.7% to R$42.0 million in 2003 from R$36.0 million in 2002 primarily as a result of an increase in materials used in the maintenance of our network.

Goods Sold

Expenses associated with the sale of telephone equipment increased 54.5% to R$17.0 million in 2003 from R$11.0 million in 2002 due to an increase in the sale of equipment.

Other Costs

Other costs relate to costs associated with the lease of certain infrastructure equipment, poles and underground cables in order to run our telephone lines. Other costs decreased 12.9% to R$162.0 million in 2003 compared to R$186.0 million in 2002 primarily as a result of a lower average number of access lines.

Operating Expenses

Operating expenses increased 19.8% to R$2.6 billion in 2003 from R$2.2 billion in 2002 mainly as a result of higher expenses in connection with outsourced services and an increase in provisions for contingencies.

Selling Expenses

Selling expenses increased 27.3% to R$1.3 billion in 2003 from R$1.0 billion in 2002. Part of the increase, in the amount of R$160.9 million, was accounted for by an increased in the amounts paid to third parties, especially related to call center and increase in volume of advertising due mainly to the launch of our long-distance services and our operator selection “code 15” promotions. Although we keep improving our credit and collection policies, we experienced an increase in the amount of R$70.6 million in our provisions for past due credits as a result of an increase in the number of customers.

General and Administrative Expenses

General and administrative expenses increased by 14.8% to R$964.0 million in 2003 from R$840.0 million in 2002. The increase is attributable to the reorganization of our employees, as well as salary increases, and although we downsized a portion of our plant employees, we were required to pay certain incentives to accomplish our payroll reorganization.

Other Net Operating Income (Expense)

Other net operating expense includes a variety of revenues and costs. See “Note 7 to the consolidated financial statements.” Other net operating expense increased 5.1% to R$393.0 million in 2003 from R$357.0 million in 2002. The increase in other net operating expenses was a result of higher provisions related to tax contingencies and tax expenses (excluding income tax) related to the PIS over other revenues and the payment of ICMS due to the state government amnesty, which were offset by a lower provision to market value of our inventories.

Financial Income (Expense), Net

We recognized a net financial expense of R$630.0 million in 2003 compared to a net financial expense of R$755.0 million in 2002, representing the net effect of financial income, financial expense and exchange gains and loss. See “Note 8 to the consolidated financial statements.” The decrease in net financial expenses recorded in 2003 was due mainly to a decrease in interest rates of our loans and commitments. At the end of 2003, we had derivative instruments with notional amounts equivalent to 100% of our exposure in foreign currencies debt.

Net Non-Operating Income (Expense)

We recorded a net non-operating income of R$50.0 million in 2003, compared to a net non-operating expense of R$33.0 million in 2002. The income recorded for 2003 reflects mainly a gain in the amount of R$25.5 related to the positive effects of the corporate restructuring of Companhia AIX de Participações. See “Note 16 to the consolidated financial statements.”

Income and Social Contribution Taxes

Income and social contribution taxes amounted to an expense of R$279.5 million in 2003 compared to an expense of R$247.7 million in 2002. See “Note 10 to the consolidated financial statements.”

Net Income

As a result of the above, net income increased to R$1.6 billion in 2003 from R$1.1 billion in 2002.

Results of Operations for Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Net Operating Revenue

The following table sets forth certain components of our operating revenues, as well as the percentage change of each component from the prior year, for 2002 and 2001.

	Year ended December 31,		% Change
	2002	2001	2002-2001
	(in millions of reais, except percentages)
Gross operating revenue:
Local services:
Monthly charges	3,786	3,206	18.1%
Activation fees	110	243	(54.7)%
Measured service charges	2,637	2,439	8.1%
Public telephones	187	176	6.3%

Total	6,720	6,064	11.0%

Long-distance services:
Intrarregional	1,348	1,209	11.5%
Interregional and international	295	—	—

Total	1,643	1,209	35.9%
Data transmission	437	372	17.5%
Network services	4,176	3,884	7.5%
Goods sold	19	50	(62.0)%
Other services	682	620	10.0)%

Total gross operating revenue	13,677	12,199	12.1%
Value added and other indirect taxes	(3,572)	(3,121)	14.5%
Discounts	(17)	(29)	(41.4)%

Net operating revenue	10,088	9,049	11.5%

Net Operating Revenue

Net operating revenue increased 11.5% to R$10.1 billion in 2002 from R$9.0 billion in 2001. The increase in net operating revenue is mainly a result of the launch of our interregional and international long-distance services, which generated revenues in the amount of R$295.0 million combined with an increase of 6.5% in local traffic volume, a 5.8% growth in the average number of access lines in service and 5.8% increase in tariffs.

Local Services

Revenues from local services increased 11.0% to R$6.7 billion in 2002 from R$6.1 billion in 2001. The increase is mainly a result of the increase in monthly charges due to the growth in the number of average lines in service combined with an 11.7% tariff increase in June 2002.

Monthly charges. Revenues from monthly charges increased 18.1% to R$3.8 billion in 2002 from R$3.2 billion in 2001. The increase in 2002 was due primarily to the growth in our local network and, consequently, an increase in the average number of access lines, and also due to an 11.7% rate adjustment in June 2002, which increased subscription charges.

Activation fees. Revenues from monthly activation fees decreased 54.7% to R$110.6 million in 2002 from R$243.0 million in 2001. The decrease is the result of aggressive operational efforts to increase the number of access lines during 2001 in order to achieve Anatel’s targets, which were not as strongly reflected in 2002, because the targets were already achieved.

Measured service charges. Revenues from measured service charges increased 8.1% to R$2.6 billion in 2002 from R$2.4 billion in 2001. The increase was due to the 5.6% growth in traffic combined with an 11.7% tariff increase in June 2002.

Public telephones. Revenues from charges for the use of public telephones increased 6.3% to R$187.0 million in 2002 from R$176.0 million in 2001 as a result of the 8.0% rate increase in June 2002.

Long-distance services

Intrarregional services. Revenues from intrarregional services increased 11.5% to R$1.3 billion in 2002 from R$1.2 billion in 2001. The increase was mainly due to an average increase in rates of 14.9%, partially offset by subsidies we offered our customers for the use of our “code 15.”

Interregional and international. As we began providing international and interregional services in May and July 2002, respectively, revenues from these services represented R$40.0 and R$255.5 million or 0.4% and 2.5% of our net operating revenues, respectively.

Data Transmission

Revenues from data transmission services increased 17.5% to R$437.0 million in 2002 from R$372.0 million in 2001. The increase in 2002 was a result of the growth of our broadband network, partially offset by a decrease in revenues from the leasing of our dedicated digital line service.

Network Services

Revenues from network services consist of interconnection fees paid to us by other telecommunications service providers for the use of our network to complete calls and carry traffic. Revenues from network services increased by 7.5% to R$4.2 billion in 2002 from R$3.9 billion in 2001 mainly due to an increase in the volume of traffic and also due to fixed-mobile rate adjustments that took place in February and June 2002, partially offset by a decrease in revenues from the leasing of industrial dedicated lines.

Goods Sold

Revenues from goods sold decreased 62.0% to R$19.0 million in 2002 from R$50.0 million in 2001 due to a decrease in the volume of sales of equipment by our subsidiary, Assist Telefônica.

Other Services

Revenues from other services primarily include revenues from telecommunications services for banks, electronic mail and other local services, including call waiting, call forwarding, voice and fax mailboxes, speed dialing and caller ID. Revenues from other services increased 10.0% to R$682.0 million in 2002 from R$619.6 million in 2001. The increase was due primarily to the expansion of services in 2002, including call forwarding; call waiting, and caller ID, as well as the increase in revenues from our digital access service.

Cost of Services

Cost of services includes primarily depreciation and amortization expenses, interconnection services, personnel expenses and costs of services provided by third parties. Cost of services increased 17.9% to R$5.8 billion in 2002 compared to R$4.9 billion in 2001, mainly due to a 19.8% increase in depreciation and amortization expenses coupled with a 21.0% increase in interconnection fees.

The following table sets forth certain components of our cost of services, as well as the percentage change of each component from the prior year, for 2002 and 2001.

	Year ended December 31,		% Change
	2002	2001	2002-2001
	(in millions of reais, except percentages)
Cost of services:
Depreciation and amortization	2,647	2,208	19.8%
Outsourced services (1)	614	638	(3.7)%
Interconnection services (1)	1,979	1,636	21.0%
Operational personnel (2)	297	227	30.8%
Materials	36	54	(34.1)%
Goods sold	11	28	(61.3)%
Other costs	186	105	76.7%

Total cost of services	5,770	4,896	17.9%

(1)	Line item was reclassified in 2001 in order to make figures more comparable to 2002 results.
(2)	Line item was reclassified in 2001 in order to reflect the reclassification of our employees’ profit sharing in 2002. See “Note 3(q) to the consolidated financial statements”.

Depreciation and Amortization

Depreciation and amortization expenses increased 19.8% to R$2.6 billion in 2002 from R$2.2 billion in 2001. We made R$4.5 billion in equipment investments in order to increase our network capacity during 2001, which led to the increase in depreciation in 2002.

Outsourced Services

Expenses relating to services from third parties decreased 3.7% to R$614.0 million in 2002 from R$638.0 million in 2001 due to a decrease in salaries paid to third parties in connection with the completion of our investment in 2001 which led to less need for third-party services for 2002 because we achieved Anatel’s targets.

Interconnection Services

Expenses relating to interconnection services increased 21.0% to R$2.0 billion in 2002 from R$1.6 billion in 2001, as a result of an increase in the volume of traffic for the use of other telecommunications service operators network.

Operational Personnel

Operational personnel expenses consist of expenses relating to salaries, bonuses and other benefits of employees dedicated to operating and maintaining our services. Operational personnel expenses increased 30.8% to R$297.0 million in 2002 from R$227.0 million in 2001. In 2001, because our operational personnel were concentrated in the expansion of our network in order to reach Anatel’s targets, a corresponding amount of operational expenses was capitalized during our network expansion. In 2002, as we decreased the amount of investments in the expansion of our network, we did not capitalize the same amount of expenses as compared to 2001, and these expenses were accounted for as operational personnel expenses.

Materials

The costs of materials decreased 34.1% to R$36.0 million in 2002 from R$54.0 million in 2001 primarily as a result of a decrease in the amount of materials purchased in connection with the maintenance of our network and a reduction in investments as Anatel’s targets were previously reached in 2001.

Goods Sold

Expenses associated with the sale of telephone equipment decreased 61.3% to R$11.0 million in 2002 from R$28.0 million in 2001, in line with the decrease in revenues for the sale of equipment.

Other Costs

Other costs relate to costs associated with the lease of certain infrastructure equipment, poles and underground cables in order to run our telephone lines. Other costs increased 76.7% to R$186.0 million in 2002 compared to R$105.0 million in 2001 primarily as a result of the growth in the average number of access lines.

Operating Expenses

Operating expenses increased 12.9% to R$2.2 billion in 2002 from R$2.0 billion in 2001 mainly as a result of increases in expenses related to outsourced services, increases in the provisions for overdue accounts and an increase in depreciation and amortization.

Selling Expenses

Selling expenses increased 21.0% to R$1.0 billion in 2002 from R$835.5 million in 2001. The increase was due mainly to an increase in expenses in the amount of R$119.5 million paid to outsourced services, especially in connection with call center expenses, and an increase in marketing expenses with the launch of our long-distance services and our “code 15” promotion. Although we strengthened our collection and credit policies, we had an increase of R$64.3 million in provisions for creditors’ doubtful accounts due to an increase in the number of customers.

General and Administrative Expenses

General and administrative expenses decreased by 2.6% to R$840.0 million in 2002 from R$862.0 million in 2001. The decrease is attributable to a reduction in expenses associated with our administrative personnel due to a headcount reduction, partially offset by an increase in expenses paid to outsourced services as we continued to pay for the provision by third-party employees of certain infrastructure services and depreciation expenses related to our modem equipment which increased due to a reduction in their average useful life.

Other Net Operating Income (Expense)

Other net operating expense includes a variety of revenues and costs. See “Note 7 to the consolidated financial statements.” Other net operating expense increased 38.4% to R$357.0 million in 2002 from R$258.0 million in 2001. The increase in other net operating expenses was a result of the increase in our revenues, which consequently increased our telecommunications taxes in 2002 (FUST and FUNTTEL) combined with the establishment of a provision as a result of the reduction of the market value of our inventory.

Financial Income (Expense), Net

We recognized a net financial expense of R$755.0 million in 2002 compared to a net financial expense of R$336.0 million in 2001, representing the net effect of financial income, financial expense and exchange gains and loss. See “Note 8 to the consolidated financial statements.” The increase in net financial expense recorded in 2002 was due mainly to an increase in our indebtedness to expand our network that took place in 2001, but was mostly reflected in 2002, combined with the 52.3% exchange rate devaluation of the real against the U.S. dollar in 2002, partially offset by revenues generated from hedging transactions, and also due to an increase in interest rates.

Net Non-Operating Income (Expense)

We recorded a net non-operating expense of R$33.0 million in 2002, compared to a net non-operating expense of R$17.0 million in 2001. The expense recorded for 2002 reflects an increase in losses resulting from the disposal of permanent assets, especially the allowance for losses in the amount of R$48.8 million relating to investments in Companhia AIX de Participações. See “Note 16 to the consolidated financial statements.”

Income and Social Contribution Taxes

Income and social contribution taxes amounted to an expense of R$247.0 million in 2002 compared to an expense of R$269.0 million in 2001. See “Note 10 to the consolidated financial statements.”

Net Income

As a result of the above, net income decreased to R$1,076 million in 2002 from R$1,576 million in 2001.

B. Liquidity and Capital Resources

General

We have funded our operations and capital expenditures mainly from operating cash flows and loans obtained from financial institutions. At December 31, 2003, we had R$214.9 million in cash and cash equivalents. Our principal cash requirements include:

•	the servicing of our indebtedness,

•	capital expenditures, and

•	the payment of dividends.

Sources of Funds

Our cash flow from operations was R$5.0 billion in 2003 compared to R$4.6 billion and R$3.8 billion in 2002 and 2001, respectively. Our increase in cash flow from operating activities of 8.8% in 2003 compared to 2002 primarily resulted from the increase in telecommunications services provided to our customers, especially long-distance interregional and international services combined with the increase in tariffs that took place in February and June 2003. The increase in cash flows of 21% in 2002 compared to 2001 was due to the increase in the number of lines in service, which increased 5.8% in 2002 compared to 2001.

Our future cash flow will depend upon the rates approved by Anatel and the impact of competition in our revenues. We expect to continue to provide a reliable and steady source of internal cash flow from operations for the foreseeable future.

Uses of Funds

Our cash flow used in investing activities was R$1.3 billion in 2003 compared to R$1.6 billion in 2002 and R$4.3 billion in 2001. The decrease in 2003 and 2002 was due mainly to the reduction in the amount of cash used for the expansion of our network and the modernization of our existing plant due to the fact that we anticipated the targets set by Anatel in 2001.

Our cash flow used in financing activities was R$4.0 billion in 2003 and R$2.7 billion in 2002 compared to a cash flow of R$860.5 million used in financing activities in 2001. The increase in cash flow used in financing activities in 2003 was due mainly to the dividends paid in amount of R$3.1 billion. The increase in 2002 was due to the repayment of loans in the amount of R$3.3 billion and dividends paid in the amount of R$1.5 billion, which were offset by new loans obtained in the amount of R$2.1 billion.

Indebtedness

As of December 31, 2003, our total debt was as follows:

Debt	Currency	Annual interest rate payable (%)	Maturity	Principal amount outstanding (in millions of reais)
Mediocredito	US$	1.75	2004	8,690
Mediocredito	US$	1.75	2005 to 2014	82,554
CIDA	CAN$	3.00	2004	1,025
CIDA	CAN$	3.00	2005	475
Comtel	US$	10.75	2004	895,652
Loan agreement (1)	R$	CDI + 2.75	2005	15,540
Loans in local currency (2)	R$	CDI + 2.75 and CDI +2.80	2004	15,814
Resolution No. 2,770	US$	2.38 to 15.45	2004	417,897
Resolution No. 2,770	US$	3.70	2005	144,460
Resolution No. 4,131	US$	7.80	2004	57,784
Resolution No. 4,131	US$	LIBOR +1.00 to 3.13	2004	115,568
Import financing	US$	7.11 to 9.17	2004	19,618
Import financing	US$	LIBOR + 0.25 to 3.00	2004	62,598
Debt assumption	US$	8.40 to 21.25	2004	139,981
Debt assumption	US$	8.62 to 27.50	2005	66,525
Untied loan –JBIC	Yen	LIBOR + 1.25	2004	133,972
Untied loan –JBIC	Yen	LIBOR + 1.25	2005 to 2009	669,855
Accrued interest			2004	113,463
Accrued interest			2005 to 2014	15,678

Total debt				2,977,149

Current				1,982,062
Long-term				995,087

(1)	Refers to loans between Companhia AIX de Participações and Pegasus Telecom S.A., which on our consolidated balance sheets are represented at 50% of the total loan amount.
(2)	Refers to loans from financial institutions for financing of Companhia Aix de Participações working capital.

Interest and principal payments on our indebtedness at December 31, 2003 due in 2004 and 2005 total R$2.0 billion and R$369.8 million, respectively.

The agreements that govern the majority of our outstanding loans and financings contain certain standard restrictive covenants, which provide for the acceleration of the full balance of our obligations in the event of any default. As of December 31, 2003, we have not been declared in default of any of our obligations and therefore none of our liabilities were subject to acceleration clauses.

Capital Expenditures and Payment of Dividends

Our principal capital requirements are for capital expenditures and payments of dividends to shareholders. Additions to property, plant and equipment totaled R$1.3 billion, R$1.6 billion and R$4.5 billion for the years ended December 31, 2003, 2002, and 2001, respectively. Our capital expenditures for the year ended 2004 are expected to be approximately R$1.4 billion. These expenditures relate primarily to expansion of our network. In addition, we expect to seek financing for part of our capital expenditures from equipment suppliers, from government agencies or, depending on market conditions, from the Brazilian or international capital markets. See “Item 4.A—History and Development of the Company—Capital Expenditures.”

Pursuant to our bylaws, we are required to distribute as dividends in respect of each fiscal year, to the extent earnings are available for distribution, an aggregate amount equal to at least 25% “adjusted net income” as defined below. Preferred shares are entitled to receive cash dividends 10% higher than those attributable to common shares.

Adjusted net income, as determined by Brazilian Corporate Law, is an amount equal to our net income adjusted to reflect allocations to or from (i) legal reserve, (ii) statutory reserve, and (iii) a contingency reserve for anticipated losses, if any.

We may also make additional distributions to the extent that we have available profits and reserves to distribute. All of the above distributions may be made as dividends or as tax-deductible interest on shareholders’ equity. We paid dividends of R$3.1 billion, R$1.5 billion and R$809.0 million in 2003, 2002, and 2001, respectively.

Our management expects to meet 2003 capital requirements primarily from cash provided by our operations. Net cash provided by operations was R$5.0 billion, R$4.6 billion and R$3.8 billion in 2003, 2002, and 2001, respectively.

C. Research and Development, Patents and Licenses

We conduct independent research and development in areas of telecommunications services; however, we do not independently develop new telecommunications hardware. We primarily depend on several manufacturers of telecommunications products for the development of new hardware.

In connection with the breakup of Telebrás, we were required to enter into a five-year agreement with Telebrás’s Center for Research and Development (Centro de Pesquisa e Desenvolvimento da Telebrás, or CPQD) under which we had to contribute R$112.0 million to CPQD. This agreement was renegotiated and will expire in December 2004. With the renewal of the CPQD agreement, we have extended our payments for the term of the agreement.

During the effectiveness of the agreement with CPQD, we have access to telecommunications software developed by them and other technological services provided by them, including equipment testing, consulting and training services. CPQD has also developed a system for planning, engineering and terminal data-base maintenance of our outside plant with either cooper cables or fiber optics, a data-base and provisioning system for switches and trunks, and agreed to develop systems of automation, supervision and repair of our network and certain additional technological services on a non-exclusive basis. CPQD is a privately held company not related to Telefônica and may also provide services to third parties. We may receive technological support from CPQD beyond the period contemplated in the agreement by contributing additional funds.

Our research and development expenses, including our monetary contributions to CPQD, were R$10.2 million for 2003, R$10.8 million for 2002, and R$23.1 million for 2001.

D. Trend Information

We expect increased competition and rapid technological changes which may negatively affect our market share and profit margins. See “Item 3.D—Risk Factors-Risks Relating to Us and the Brazilian Telecommunications Industry” and “Item 4.B—Information on the Company —Business Overview—Competition.”

We also expect to continue to make capital expenditures to improve the quality of our services and network and to launch new services. See “—Liquidity and Capital Resources—Capital Expenditures.”

E. Off-balance-Sheet Arrangements

None.

F. Tabular Disclosure of Contractual Obligations

Our contractual obligations and commercial commitments are as follows:

	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(In thousands of reais)
Contractual obligations
Long-term debt	995,087	—	670,660	142,661	181,766
Other long-term obligations	850,235	—	681,116	169,119	—
Total contractual cash obligations	1,845,322	—	1,336,236	311,780	197,306

Commercial commitments
Suppliers	1,045,799	1,045,799	—	—	—
Other commercial commitments	40,846	40,846	—	—	—
Total commercial commitments	1,086,645	1,086,645	—	—	—

Principal amount outstanding (in thousands of reais, as of December 31, 2003)
Debt
Loans	1,872,712
Financing from suppliers	1,104,437

Total	2,977,149

Long-Term Debt

Amount
(in thousands of reais, as of December 31, 2003)
Year ending December 31
2005	385,338
2006	142,661
2007	142,661
2008	142,661
Thereafter	181,766

Total	995,087

Other long-term obligations
Contingencies (labor, tax and civil)	676,474
Pension Plan	82,396
Other	91,365

Total	850,235

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

The following are the current members of the board of directors, their respective positions and the date of their election.

Name	Position
Fernando Xavier Ferreira	Chairman
José María Álvarez Pallete Lopez	Vice-Chairman
Antônio Viana Baptista	Director
Manoel Luiz Ferrão de Amorim	Director
Fernando Abril-Martorel Hernández	Director
Félix Pablo Ivorra Cano	Director
Juan Carlos Ros Brugueras	Director
Rosa Cullell Muniesa	Director
Enrique Used Aznar	Director
Victor Goynechea Fuentes	Director
Javier Nadal Ariño	Director
Luciano Carvalho Ventura	Director
José Fernando de Almansa Moreno Barreda	Director

Set forth below are brief biographical descriptions of our directors.

Fernando Xavier Ferreira is 55 years old. Mr. Ferreira also currently serves as chief executive officer of SP Telecomunicações Holding Ltda. He also serves as vice-chairman of the board of directors and chief executive officer of Telefônica Data Brasil Holding S.A. and general executive officer of Emergia Participações Ltda. He is a member of the boards of directors of Telefónica Internacional S.A., Telefónica Móviles S.A., Brasicel N.V. and its subsidiaries. Also, he is a member of the Latin American Committee of the New York Stock Exchange and of the Global Information Infrastructure Commission – GIIC. He also served as president of Telecomunicações Brasileiras S.A.- Telebrás, vice-minister in the Brazilian Ministry of Communications, chairman of the board of directors of Embratel S.A., president of Nortel do Brasil S.A., president of Telecomunicações do Paraná S.A. – Telepar and as member of Anatel’s consulting committee and member of the board of directors of Empresa Brasileira de Correios e Telégrafos – ECT and Portugal Telecom. He holds a degree in electrical engineering from Faculdade de Engenharia Elétrica da Universidade Católica do Rio de Janeiro, or the Electric Engineering Faculty of the Catholic University of Rio de Janeiro, Brazil, received in 1971. He attended a business administration course at Western Ontario University, Canada, in 1982.

José María Álvarez Pallete Lopez is 40 years old and has been the executive president of Telefónica Internacional S.A. since July 2002. He is also a member of the board of directors of each of Telefónica de España, Telefónica Móviles, Telefónica Móviles España, Telefónica Data, Telefónica Internacional S.A., representative of Telefónica S/A as director of TPI, Telefónica de Argentina, Telefónica de Peru, Telefónica CTC Chile, Telefónica Larga Distância Puerto Rico, Cointel y Compañía de Telefonos de Chile Transmisiones Regionales. In 1999, Mr. Álvarez-Pallete served as the chief financial officer of Telefónica Internacional S.A. and the chief corporate finance officer of Telefónica S.A. He holds economics degrees from the Universidad Complutense de Madrid, or the Complutense University of Madrid, Spain, and the Université Libre de Bruxelles, Belgium.

Antônio Viana Baptista is 46 years old. Since August 2002, Mr. Viana has been the worldwide president of Telefónica Móviles S.A. He is also a member of the board of directors and the executive committee of Telefónica S.A., the controlling shareholder of the Telefónica group, and a member of the boards of directors of each of Terra Lycos S.A., Telefônica Data Brasil Holding S.A., Tele Sudeste Celular Participações S.A., Celular CRT Participações S.A., Tele Leste Celular Participações S.A., Telesp Celular Participações S.A., Sudestecel Participações S.A., Iberoleste Participações S.A., TBS Celular Participações S.A., Portugal Telecom SGPS and Brasilcel N.V. Until July 2002, Mr. Viana was the president of Telefónica Internacional S.A. and an executive officer of Telefónica Internacional S.A. He was the chief executive officer of Banco Português de Investimento – BPI and was partner at McKinsey & Co at its Madrid and Lisbon offices. He holds a degree in economics from Universidade Católica Portuguesa, or the Portuguese Catholic University, Portugal, a masters degree in European economics from Universidade Católica Portuguesa and a masters degree in business administration from INSEAD, France.

Manoel Luiz Ferrão de Amorim is 45 years old. He is our chief operating officer, a member of our board of directors and serves as a member of the boards of directors of Telefônica Data Brasil Holding S.A. and of the Câmara Americana de Comércio de São Paulo, or the American Chamber of Commerce of São Paulo. From February 1, 2001, to May 5, 2001, Mr. Amorim was the chief executive officer of our wholly owned subsidiary Assist Telefônica S.A. From January to November of 2000, he served as chief executive officer of America Online Brasil. From 1990 to 2000, he performed several functions at Procter & Gamble in the United States, Brazil and Venezuela, including marketing manager, marketing director and general manager for Latin America. Mr. Amorim also worked at McKinsey, Petrobrás and F.I. Indústria e Comércio. He holds a degree in chemical engineering from IME – Instituto Militar de Engenharia, or the Military Engineering Institute, Brazil, and a masters degree in business administration from Harvard University, United States.

Fernando Abril-Martorel Hernández is 42 years old. He was the chief operating officer of the Telefónica group. From 1987 to 1997, Mr. Abril-Martorel performed several functions at JP Morgan, in New York, London and Madrid, including treasury department manager and member of the managing committee. Mr. Abril-Martorel joined the Telefónica group in January of 1997, as corporate finance general manager, having represented the group’s interests in the Brazilian telecommunications industry privatization process. From December 1998 to June 2000, he served as chief executive officer and chief financial officer of Telefónica Publicidade e Información (TPI). Mr. Abril-Martorel holds a degree in law and business sciences from ICAI-ICADE – Instituto de Postgrado y Formación Continua, Spain.

Félix Pablo Ivorra Cano is 57 years old and since 1993 he has been the vice-president of Telefônica Móviles Latin América and member of the boards of directors and chief operating officer in Brazil of Telefónica Móviles S.A. He also serves as chairman of the boards of directors of each of Tele Sudeste Celular Participações S.A., Tele Leste Celular Participações S.A., Celular CRT S.A., Telesp Participações S.A. and Global Telecom S.A. He serves as member of the board of directors of Telecomunicações de São Paulo S.A., Atento Brasil S.A., 4A Telemarketing, Telefônica do Peru and Portelcom Participações S.A. Mr. Ivorra served as general officer of the team that incorporated and developed Telefônica Móviles and served as a telecommunications officer in our predecessor company, Telecomunicações de São Paulo S.A. and CTBC, and as a member of the boards of directors of Telerj Celular S.A., Telest Celular S.A. and Telesp Celular Participações S.A. In the past, Mr. Ivorra also performed several functions with Telefónica de España S.A., in the commercial, network and technical development areas. He holds a degree in telecommunications engineering from the Escuela Técnica Superior de Informática – ETSI, or the Higher Technical Information College – HTIC, Spain, and masters in business administration from ICAI-ICADE – Instituto de Postgrado y Formación Continua, Spain.

Juan Carlos Ros Brugueras is 42 years old. Mr. Ros served previously as a member of the boards of directors of our predecessor Telecomunicações de São Paulo S.A., CTBC, Tele Sudeste Celular Participações S.A., Telerj Celular S.A., Telest Celular S.A. and Companhia Riograndense de Telecomunicações – CRT. Since May 1998, Mr. Ros has been a vice-secretary to the board of directors of, and a secretary general to, Telefónica Internacional S.A. From 1985 to 1997, he was a partner in a law firm with in Barcelona. Mr. Ros holds a law degree from Universidad Central de Barcelona, or the Central University of Barcelona, Spain.

Rosa Cullell Muniesa is 46 years old. She is also a delegate director of Grupo Editorial 62 and a member of the board of directors of Port Aventure. Her past experience includes working as an executive operating officer at La Caixa, Barcelona, and serving as a cultural attaché and immigration assistance coordinator for the Australian Interior Ministry. Ms. Cullell was also an editing officer for TVE de Cataluña, and an economy director for the Spanish newspaper El Pais in Madrid. Ms. Cullell also performed several other functions with La Caixa, including communications officer, and operating officer, and served as a member of the council committees of the following companies: Hidroeléctrica Del Cantabríco, Telefónica Publicidade e Información (TPI), and Telefónica Cable Cataluña. She holds a degree in journalism from Universidad Autónoma de Barcelona, or the Autonomous University of Barcelona, Spain, and a masters degree in business administration from IESE (PADE), Spain.

Enrique Used Aznar is 62 years old. He is also the chief executive officer of Amper, S.A., in Madrid, a member of the boards of directors of Telefónica Peru and Terra Lycos, the chief executive officer of Amperprogramas and the vice- chairman of the board of directors of Mediadata Brasil. He is also a member of the board of directors of Telefônica S.A., member of the Assembléia Directiva of IESE of Madrid and patron of Fundação Científica do Câncer. He has also served as chief executive officer of Telefónica Internacional S.A., Telefónica Servicios Móviles, Estratel and Telefónica I+D, as vice-chairman of the delegate committees of TPI Páginas Amarelas, Telefônica do Chile and Telintar, and as member of the boards of directors of Telefônica da Argentina, AT&T Network System International and of Ericsson in Spain, and as chief operating officer of Telefónica S.A. He holds a degree in telecommunications engineering from the Universidad de Madrid, or the University of Madrid.

Victor Goyenechea Fuentes is 53 years old and currently is an independent professional consultant and also serves as a member of the board of directors in each of Telefónica Móviles, Corporação IBV, Landata, Teltronic, Hispasat and Alestra. He served as adjunct general officer of industrial holdings being directly responsible for the TMT sector of Banco Bilbao Vizcaya. Mr. Goyenechea holds a degree in business and economic sciences from Universidad de Deusto, or the University of Deusto, Spain, and a master degree in strategic planning and management control from the same university.

Javier Nadal Ariño is 55 years old and has served as the executive president of Telefónica de Peru since January 2003. From December 1997 to January 2003, Mr. Nadal served as a regulation officer of Telefónica Internacional S.A. Before the merger of our predecessor company, Telecomunicações de São Paulo S.A. and CTBC, Mr. Nadal served as a member of the board of directors of each company. He also served as a member of the board of directors of Companhia Riograndense de Telecomunicações – CRT. In 1978 he was an expert in data transmission services at the United Nations and, from 1985 to 1995, he worked as a telecommunications director for the Kingdom of Spain. He was the chief executive officer of Redevisión (from 1989 to 1994) and of Telefónica de Argentina (from 1995 to 1997). Mr. Nadal holds a degree in telecommunications engineering from Universidad Politécnica de Madrid, or the Technical University of Madrid, Spain.

Luciano Carvalho Ventura is the officer responsible for LCV Governança Corporativa. He is a member of the board of auditors of Perdigão, Karsten, Indústrias Bardella, Globex (Ponto Frio), Metalúrgica Gerdau and serves as member of the board of directors of Grupo Tavares de Melo, Gtmprevi Sociedade Previdenciária, Nordenia Plus Bag, Agrofertil from Grupo Fertibrás, Y. Takaoka and Cimento Tupi. Since 1980, he has been dedicated to corporate governance consulting and in serving as member of corporate boards. He is the founding member of the board of directors of Instituto Brasileiro de Governança Corporativa – IBGC – Brasil, the Brazilian Corporate Governance Institute. He is a member of the Family Business Network – Switzerland, International Corporate Governance Network – England and National Association of Corporate Directors – USA. He is professor of the course for formation of directors of Brazilian Corporate Governance Institute and speaker in various master course and seminars. He holds an MBA from Escola de Administração de Empresas de São Paulo – Fundação Getúlio Vargas, graduade degree in finance from Escola de Administração de Empresas de São Paulo da Fundação Getúlio Vargas, degree in business management from Escola de Administração de Empresas da Universidade Federal de Pernambuco, and a degree in economics from Faculdade de Ciências Econômicas da Universidade Federal de Pernambuco.

José Fernando de Almansa Moreno Barreda is 55 years old. He is a member of the board of directors of Telefônica and is the chairman of the board’s international affairs committee. He is also a member of the boards of directors of Telefônica de Peru S.A., Telecomunicações de São Paulo S.A., Telefônica Móviles S.A., Telefônica de Argentina S.A. and BBVA Bancomer. He is currently a sponsor of the foundations Reina Sofía, Conde de Barcelona, Diputación de San Andrés de los Flamencos—Carlos de Amberes, Padre Arrupe-Activa and Príncipe de Astúrias. Mr. Almansa initiated his diplomatic career in 1974 and served as the secretary of the Spanish embassy in Belgium in 1976. In 1979 he was appointed as the cultural attaché of the Spanish diplomatic mission in Mexico and, in 1982, he was named as embassy advisor to the Spanish ministry of foreign relations. During the same year, he was appointed as chief director to the coordination section of the Spanish diplomatic office in Eastern Europe and as a director for Atlantic matters for the Spanish foreign policy office for Europe and Atlantic matters. In 1983, Mr. Almansa served as a press and political advisor for the Spanish diplomatic mission at the North Atlantic Council, in Brussels. In April 1988, he was assigned to the Spanish embassy in the Soviet Union, where he served as a minister advisor, and in August of the same year he became a plenipotentiary minister. In 1990, Mr. Almansa was appointed as general secretary for the National Commission of the V Centennial of the Discovery of America, and, in 1991, he served as the general sub-director for Eastern Europe under the Spanish general office of foreign policy for Europe. In 1993, His Majesty the King of Spain named Mr. Almansa as chief of the Royal House, with ministerial status, where he served until December 2002. Mr. Almansa holds a law degree from the Universidad de Deusto, or the University of Deusto, Spain.

Executive Committee

The executive committee consists of at least three and no more than twelve members, who may or may not be our shareholders, all of them appointed by our board of directors for a period of three years and may remain in office until reappointed or replaced. Any of our executive officers may be removed at any time by a decision of the board of directors.

The following are the current members of the executive committee, their respective positions and the date of their appointment.

Name	Position	Date of Appointment
Fernando Xavier Ferreira	Chief Executive Officer	March 23, 2004
Carlos Garcia-Albea Ristol	Vice-President for Business and Finance and Investor Relations	March 23, 2004
Manoel Luiz Ferrão de Amorim	Chief Operating Officer	March 23, 2004
Eduardo Navarro de Carvalho	Vice-President for Corporate Strategy and Regulatory Matters	March 23, 2004
Stael Prata Silva Filho	Executive Vice-President for Strategic Planning	March 23, 2004
Gilmar Roberto Pereira Camurra	Vice-President for Financial Planning	March 23, 2004
Mariano Sebastian De Beer	Vice-President for Corporate Business	March 23, 2004
José Carlos Misiara	Vice-President for Human Resources	March 23, 2004
Fábio Silvestre Micheli	Vice-President for Network	March 23, 2004
Odmar Geraldo Almeida Filho	Vice-President for Residential Business	March 23, 2004
Bento José de Orduña Viegas Louro	Vice-President for Business with Providers	March 23, 2004
Manuel José Benazet Wilkens	Vice-President for Structure and System Information	March 23, 2004

Set forth below are brief biographical descriptions of our executive officers.

Carlos Garcia-Albea Ristol is 51 years old. He serves as vice-president for business and finance and investor relations director. He was elected to our executive committee in November 19, 2002 and took office on May 12, 2003. Mr. Garcia-Albea has 27 years of experience in financial management and controls in the Telefónica group, including four years as CFO, five years as budget control director and six years as director for area operations of Telefónica, Spain. Mr. Garcia-Albea holds a degree in business and economic science from Universidad Complutense in Madrid.

Eduardo Navarro de Carvalho is 41 years old and also serves as the vice-president for corporate strategy and regulatory matters of Telefônica Data Brasil Holding S.A. He is also the vice-president of SP Telecomunicações Holding Ltda., Sudestecel Participações S.A., Iberoleste Participações S.A. and TBS Celular Participações S.A. Mr. Navarro served as regulatory and corporate strategist of Tele Sudeste Celular Participações S.A., Tele Leste Celular Participações S.A. and Celular CRT Participações S.A. and as a member of the board of directors of Ceterp – Centrais Telefônicas de Ribeirão Preto S.A., senior project director of McKinsey & Company, Inc., and factory manager of Belgo-Mineira Telesp (Arbed Group). He holds a degree in metallurgy engineering from Universidade de Minas Gerais, or the University of Minas Gerais, Brazil.

Stael Prata Silva Filho is 52 years old. He is chairman of the board of directors of Companhia AIX de Participações and Companhia ACT de Participações. From 1972 to 1998, he served in several capacities at our predecessor company, Telecomunicações de São Paulo S.A., including business and client manager and business planning and data processing department manager. In 1997, Mr. Prata was appointed as a consultant for Sistel, and, from September 1998 to November 1999, he served as business executive manager, vice-president for personal customer services, vice-president for corporate services, and vice-president for special clients and small business services of our predecessor company, Telecomunicações de São Paulo S.A. and CTBC. From January 2000 to December 2000, Mr. Prata was the chief executive officer and commercial manager of Ceterp – Centrais Telefônicas de Ribeirão Preto S.A. and Ceterp Celular S.A. His previous experience also includes working as a business executive manager at Assist Telefônica S.A. He was involved in the coordination of the management committee of Telefônica da Borda do Campo and in the planning of its IT area. Mr. Prata holds a degree in business administration from Faculdade Luzwell, or Luzwell Faculty, Brazil.

Gilmar Roberto Pereira Camurra is 48 years old and serves as our vice-president for financial planning. He has 27 years of working experience in the financial system. He served for a year as member of the board of directors of Grupo Paranapanema (tin exporter). Among his experiences in the banking system, he was vice-president of Citibank N.A., performing various activities for 18 years with a focus on the international and treasury areas; founding partner of Banco ABCRoma, performing activities relating to treasury, international and controlling areas; and executive officer of BCN-Barclays, performing activities relating to the treasury, asset management and corporate finance. More recently, he served as foreign exchange director and deputy treasurer for HSBC Bank. He has been serving as chief financial officer of Telefônica Group in Brazil since November 1999. He holds a business management and accounting science degree with a specialization course in finance from Berkeley University – University of California.

Mariano Sebastian De Beer is 33 years old and served as our vice-president for strategic planning until November 19, 2002, when he was elected to his current position. From 1991 to 1994, Mr. De Beer served as marketing and purchasing department manager of Suiza Industrial, in Argentina. From 1996 to 1998, he served as a consultant with McKinsey Ltda., in Brazil. He holds a business administration degree from Universidad Argentina de la Empresa, Argentina, and a masters degree in business administration from Georgetown University, United States.

José Carlos Misiara is 54 years old and, before being elected to his current position, he served as our human resources officer. He served as vice-president for human resources for Asea Brown Boveri in Brazil and Latin America, human resources officer for BRABB- Asea Brown Boveri in Brazil and manager of the human resources department of our predecessor company, Telecomunicações de São Paulo S.A. In the past, he was the coordinator of the business technology center of the “Dom Cabral” Foundation, the director of the labor relations department of ABINEE – Sinaees – Associação Brasileira de Indústria Elétrica e Eletrônica – Sindicato das Indústrias de Aparelhos Elétricos, or the Brazilian Association of Electric and Eletronic Industry from the Union of the Electric Appliance Industries, and the officer of employment relations of ABINEE-Sinaees and speaker at the courses “Curso para Dirigentes de Recursos Humanos” and “Congresso Regional de Recursos Humanos” at FGV – Fundação Getúlio Vargas in the city of Vitória. Mr. Misiara holds a degree in economic science from Universidade de São Paulo, or the University of São Paulo, Brazil.

Fábio Silvestre Micheli is 41 years old and has served as vice-president for network since February 2004. He served as the operation officer and resources officer of our subsidiary Assist Telefônica S.A. Mr. Micheli has worked with us for twenty years (thirteen in managerial functions) and previously served in the following positions: installation and repair department manager, external network department manager, service office department manager, commuting department manager, customer service department manager, operational district manager, territorial unit manager – technical assistance (Campo Limpo), superintendent for east technical assistance and technical assistance officer. He holds a business administration degree and is in the process of acquiring an engineering degree.

Odmar Geraldo Almeida Filho is 40 years old and has been serving as our vice-president for residential business since February 2004. He served as officer for residential business in traffic and services from August 2001 to January 2004; marketing director for Procter & Gable in the division of baby care product, Latin America in Caracas from 1988 to 2001 and brand/marketing manager – feminine care in Cincinnati, Ohio from 1991 to 1993. He also served for Johnson & Johnson as management trainee in manufacturing in the city of São José dos Campos from 1998 to 1989 and for Elebra/Nortel as Software Engineer in the city of Campinas from 1986 to 1988. He holds a degree in electronic engineering from UNICAMP (from 1982 to 1986) and an MBA from the University of Southern California (from 1989 to 1991) and attended the senior executive management program – IESE from Universidade de Navarra Barcelona (from 2003 to 2004).

Bento José de Orduña Viegas Louro is 47 years old. He has served as vice-president for the long-distance and interconnection business since May 2002. From 1979 to 1984, Mr. Louro managed the telecommunications and electronic areas for The Chase Manhattan Bank. From 1985 to 1998, he served as general manager for AT&T, where he managed internal operations in Venezuela, Florida, Rio de Janeiro, and New Jersey. From 1998 to 2001, Mr. Louro served as area director for Northern Brazil for Nextel International, where he was responsible for direct and indirect sales channels, corporate accounts, supply operations, post-sale support, marketing, training, international engineering, finance, and human resources. From May 2001 to May 2002, Mr. Louro served as our director for long-distance business. He holds a degree in economic sciences from the Universidade de Economia e Ciências Políticas do Rio de Janeiro, or the Economics and Political Sciences University of Rio de Janeiro, Brazil, and a masters degree in international administration and finance from the American Graduate School of International Management at Thunderbird School, United States.

Manuel José Benazet Wilkens is 40 years old and serves as our vice-president for structure and system information. His experience in Telesp is the following: from March 2002 to March 2004 he served as officer of development of residential businesses, responsible for the business development of the residential segment; served as general officer of technology, planning and investment program; worked on the advancement of the universal targets in the year of 2003 and in the design of the access service ADSL Speedy; served as officer of network management and new services; worked on the implementation of CEOS (Centro Estadual de Operação e Supervisão or state center of operation and supervision); served as superintendent of network systems; initial take over in the area of network system OSL. His experience in Telefônica de Espanha S/A is the following: served as national administrator of JDS transmission network, administrator of management and networking system in the region Barcelona North, technical quality inspector, responsible for the technical courses of the Escola de Formação Telefônica, external network engineering and operation and maintaining of the commuting internal plant. He holds degrees in telecommunications engineering I.C. from ETSETB from Barcelona; economic and financial management of non-governmental entities from IPT – Barcelona and attended the advance management program 2001 of IESE Barcelona.

For biographies of Fernando Xavier Ferreira and Manoel Luiz Ferrão de Amorim, see “—Board of Directors.”

B. Compensation

For the year ended December 31, 2003, the aggregate amount of compensation paid to all our directors and executive officers was approximately R$13.0 million, of which R$9.8 million corresponded to salaries and R$3.2 million corresponded to bonuses.

For the year ended December 31, 2003, our directors and officers did not receive any pension, retirement or similar benefits.

C. Board Practices

Board of Directors

Our board of directors meets at least once every three months. In order to be installed, each meeting of the board of directors requires the presence of a majority of the board members.

Our board of directors is responsible, among other things, for:

•	establishing our general business policies;

•	electing and removing the members of our executive committee;

•	supervising our management and examining our corporate records;

•	calling shareholders’ meetings;

•	approving the financial statements, management reports, proposals for allocation of the company’s results and the submission of such documents to the shareholders’ meeting;

•	appointing external auditors;

•	determining the payment of interest on equity and interim dividends;

•	authorizing the purchase of our shares to be cancelled or kept in treasury;

•	appointing and removing the person responsible for internal auditing;

•	approving the budget and annual business plan;

•	deliberating on the issuance of new shares and increasing the corporate capital within the limits authorized by the bylaws;

•	approving the issuance of commercial paper and depositary receipts;

•	authorizing the sale or pledge of fixed and concession-related assets;

•	approving agreements, investments and obligations in an amount greater than R$250 million that have not been approved in the budget; and

•	authorizing the acquisition of interest in other companies on a definitive basis.

The members of our board of directors are all shareholders, one of them being elected by the preferred shareholders in a separate voting process, and the others being elected by the holders of common shares. The members of the board of directors are elected for a period of three years and may be reelected.

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

In accordance with Brazilian Corporate Law and our bylaws, the board of auditors consists of a minimum of three and a maximum of five actual members and an equal number of alternates.

The main responsibility of the board of auditors, which is independent of our management and external auditors, is to review our financial statements and report their opinion to our shareholders. In addition, the board of auditors is responsible for supervising management’s actions and rendering an opinion on management’s annual report, management proposals to be submitted to the shareholders’ meeting relating to change in the corporate capital composition, budget, payment of dividends and consolidations, mergers and spin-offs.

One member of the board of auditors and his or her alternate must be elected by holders of preferred shares, in a separate voting process. The following are the current members of the board of auditors:

Members	Date Appointed
Wolney Querino Schuler Carvalho	March 25, 2004
Cleuton Augusto Alves	March 25, 2004
Oswaldo Vieira da Luz	March 25, 2004
André Cavalcanti Banks da Rocha	March 25, 2004

Alternates	Date Appointed
Suely Valério Pinoti	March 25, 2004
Milton Shigueo Takarada	March 25, 2004
Gilberto Carlos Rigamonti	March 25, 2004
Ricardo Ferreira Junqueira Ribeiro	March 25, 2004

Control and Audit Committee

Our control and audit committee was created by our board of directors in December 2002 and is composed of three directors, who are not members of our executive committee, appointed by the board of directors to serve as members of the control and audit committee for 1 (one) year. The committee has its own charter, which was approved by the board of directors. The committee provides support to the board of directors.

According to its charter, the control and audit committee shall meet four times per year and report its conclusions to the board of directors.

The control and audit committee has the following duties:

•	to advise the board of directors on the appointment, termination and renewal of the independent auditors, as well as the terms and conditions of the contract with the independent auditors;

•	to review the company’s accounts, following the legal requirements and the adoption of generally accepted accounting principles;

•	to evaluate the results of each internal and independent audit and management’s response to the auditor’s recommendations;

•	to attest to the quality and integrity of our internal control systems;

•	to supervise the performance of the independent auditors, requesting opinions on the annual reports and that the main audit reports be clear and precise;

•	to be informed by the internal auditors about any significant deficiencies in our control systems and identified financial conditions; and

•	to perform any other duty recommended by the board of directors.

The following are the current members of the control and audit committee:

Members	Date Appointed
Victor Goyenechea Fuentes	December 10, 2002
Enrique Used Aznar	December 10, 2002

Compensation Committee

Our compensation committee was created on November 1998 and is composed of three directors appointed by the board of directors to serve for an indetermined period of time. Except for our chief executive officer, Mr. Fernando Xavier Ferreira, the other two members of our compensation committee are non management directors. The committee’s duties are to analyze, establish criteria applicable to remuneration and determination of the montly remuneration to be paid to our executive officers in accordance with the policy of conduct applicable to our management.

The following are the current members of the compensation committee:

Members	Date Appointed
Fernando Xavier Ferreira	March 29, 2001
Javier Nadal Ariño	March 29, 2001
Juan Carlos Ros Burgueras	March 29, 2001

D. Employees

As of December 31, 2003, we had 7,134 employees. All of our employees are on a full-time basis, divided into the following categories: 53% in our network plant operation, maintenance, expansion and modernization, 32% in sales and marketing and 15% in administration, finance and investor relations, human resources, inventory, technology, legal and strategic planning and management control.

We, in conjunction with other sponsors, which were the companies resulting from the breakup of Telebrás, sponsored private pension benefit plans and health care plans for retirees, managed by Sistel – Fundação Sistel de Seguridade Social, or Sistel, a closed social security entity with the purpose of complementing salaries of retired employees. Until December 1999, all sponsors of the plans managed by Sistel were joint and severally liable participants in relation to all existing benefit plans. After December 1999, a single-employer sponsored pension plan for active employees was created, the PBS Telesp Plan, or PBS plan. Retired employees (PBS-A) and post-retirement health care benefits, or PAMA, remained as multi-employer benefit plans. The restructuring of the benefit plans took place in January 2000.

Due to the withdrawal of active participants in December 1999, we individually sponsored the PBS plan, which covers approximately 1.0% of our employees. In addition to the PBS plan, the multi-sponsored health care plan, or PAMA, is provided to retired employees and their dependents. Contributions to the PBS plan are determined based on actuarial valuations prepared by independent actuaries, in accordance with standards applicable in Brazil.

On August 2000, we established the Visão plan, offered to participants in our PBS plan, as well as to employees who did not qualify for participation. Unlike the PBS plan, which is a defined benefits plan, the Visão Plan calls for contributions by participating employees, as well as by us as sponsor, which are credited to the individual accounts of the participants. We are responsible for all management and maintenance expenses of the Visão plan, including the risks of death and permanent injury of the participants. The employees participating in the PBS plan were granted the option to migrate to the Visão plan, which was also offered to those who did not participate in the PBS plan and to all newly hired employees. Our contributions to the Visão plan are equal to those of the participants, ranging from 2% to 9% of the participant’s salary, depending on the percentage chosen by the participant. The Visão plan was offered to active employees as an alternative to the multi-employer plan and was also offered to all employees who did not participate in that plan. The aggregate costs under the Visão plan equal approximately 10.4% of the total amount of salaries paid to participating employees. Currently 85.17% of our employees, including all active employees, are under the Visão plan.

Approximately 40% of our employees are members of the main telecommunications industry labor union, Sindicato dos Trabalhadores em Empresas de Telecomunicações e Operadores de Mesas Telefônicas no Estado de São Paulo, the Labor Union of Employees of Telecommunications Companies and Telecommunications Desk Operators in the state of São Paulo, or SINTETEL, which is associated with the Federação Nacional dos Trabalhadores em Telecomunicações, the National Federation of Telecommunications Workers or FENATTEL. Our collective labor agreements will expire on August 31, 2004. Our management considers the relations with our work force to be satisfactory. We have never experienced a work stoppage that had a material effect on our operations.

E. Share Ownership

None of our directors or executive officers beneficially owns individually 1% or more of our common or preferred shares (including ADSs representing preferred shares) or of our total equity share capital.

We do not provide any stock incentive plans to our management or employees; however, our controlling shareholder, Telefónica S.A. offers stock incentive plans relating to their own shares (the “Telefónica Stock Option Plans”). The Telefónica Stock Option Plans implemented in 2001 are designed to retain the services of our officers and to obtain highly qualified employees.

The Telefónica Stock Option Plans are managed by the Telefónica stock option committee (the “Committee”), which is comprised of members who are elected by Telefónica S.A’s board of directors. The Committee periodically grants and sets the terms of the share options and determines which officers and employees will be included in the plans. The Telefónica Stock Option Plans relating to us are divided into two programs, TOP and TIES.

In April 2001, we approved an incentive program (the “TOP Program”) following the guidelines of a plan designed by Telefónica S.A. for certain of its key executives. The TOP Program consists of granting stock options of Telefónica S.A to 22 of our key executives who are bound to hold these stock options for the entire term of the TOP Program. Each stock option under the TOP Program gives the holder the right to acquire shares of Telefónica S.A. linked to either Telefónica S.A. common shares, Telefónica S.A. ADRs or Telefónica S.A. BDRs (Brazilian Depositary Receipts). The term of the TOP Program was three years during which the stock options could be exercised no more than three times.

The Top Program ended on September 25, 2003. Under the program’s regulations, Telefónica S.A. was required to settle all exercised options. However, since the market price of the shares on the subsequent five days after the end of the program was lower than the option price, no option was exercised. The beneficiaries became able to freely trade the shares they over the course of the program.

In February 2000, Telefónica S.A approved a program (the “TIES Program”) whereby all of our employees who choose to participate in the TIES Program are able to acquire a number of Telefónica S.A. common shares. Under the TIES Program, the number of shares employees are able to acquire is based on their annual compensation, for an amount equivalent to five euros per share. In addition, Telefónica S.A. granted the participants 26 stock options for every Telefónica S.A. share purchased at five euros per option. The actual number of stock options eligible for exercise depends on the appreciation, if any, of the share price of Telefónica S.A. over the reference value established at 20.50 euros. The term of the TIES Program is four years and participating employees may exercise the stock options granted on three different occasions during the four-year term. The first two dates for the exercise of the stock options were January 2003 and January 2004. No option was exercised on those dates because the market price of the shares was lower than the option price. The third and last occasion for the exercise of the stock options will be in January 2005.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

In accordance with our bylaws, we have two classes of capital stock authorized and outstanding, common shares (ações ordinárias) and preferred shares (ações preferenciais). Our common shares have full voting rights. Our preferred shares have voting rights only under limited circumstances. At December 31, 2003, SP Telecomunicações, formerly Tele Brasil Sul Participações S.A., owned 50.23% of our common shares and Telefónica Internacional owned 34.48% of our common shares. Since Telefonica International owns 100% of the equity share capital of SP Telecomunicações, it has effective control over 84.71% of our outstanding common shares. Accordingly, SP Telecomunicações and Telefónica Internacional together have the ability to control the election of our board of directors and to determine the direction of our corporate policies.

The following tables set forth information relating to the ownership of common and preferred shares by SP Telecomunicações and Telefónica Internacional and by our officers and directors. We are not aware of any other shareholder that owns more than 5% of our common shares.

Shareholder’s Name	Number of common shares owned (in thousands)	Percentage of outstanding common shares
SP Telecomunicações	83,038,517	50.23%
Telefónica Internacional	57,002,343	34.48%
All directors and executive officers as a group	201	—

Shareholder’s Name	Number of preferred shares owned (in thousands)	Percentage of outstanding preferred shares
SP Telecomunicações	23,983,414	7.31%
Telefónica Internacional	267,836,148	81.59%
All directors and executive officers as a group	188	—

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

B. Related Party Transactions

We entered into a consulting service agreement, known as the Consulting Agreement, with Telefónica Internacional, on May 17, 1999, pursuant to which Telefónica Internacional provides advice regarding our management, operations and business. Under the Consulting Agreement, we paid Telefónica Internacional in 2000, for its consulting services, an amount equal to one percent of our 2000 net operating income. In 2001 and 2002 under the same agreement we paid one half of one per cent of our net operating income, in each of the years, and since 2003 we have been paying Telefónica Internacional two tenths of one percent of our net operating income per year.

In February 1999, we also entered into a service agreement for the provision of certain customer services, especially relating to our call center with Atento Brasil S.A. In April 2001, we entered into a service agreement for the provision of administrative, accounting and other services with Telefônica Gestão de Serviços Compartilhados do Brasil Ltda, or T-Gestiona.

We also entered into certain agreements for the provision of telephone services to several of our affiliates, including Telefônica Empresas S.A., Atento Brasil S.A., Terra Networks Brasil S.A. and Telefônica Gestão de Serviços Compartilhados do Brasil Ltda. and network services provided to Telesp Celular S.A., and we receive fees for the provision of these services.

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

Our provisioning policy provides for the classification of lawsuits and legal proceedings in probable, possible and remote. In general, 100% of the total claim value for lawsuits and legal proceedings that will probably result in unfavorable decisions are provisioned. Senior management classifies each lawsuit into one of these three categories (probable, possible and remote) based upon the advice of internal and external counsel and specialized technical advisors in charge of each matter. Due to the level of provisioning and based on its analysis of the individual cases, our management believes that no liabilities related to any lawsuits or proceedings will have a material effect on our financial condition or results of operations.

Litigation with INSS

We are defendants in several lawsuits filed by the INSS, in the federal courts of São Paulo, including:

•	Several legal proceedings for the collection of Seguro de Acidente de Trabalho (Workers Accident Insurance Compensation, or SAT) from January 1986 to June 1997, in the approximate amount of R$160.4 million. Based on a partially unfavorable court decision, our senior management decided to provision R$124.9 million relating to the portion of the total amount for which the likelihood of loss is considered probable. No provision was made as to the balance for which the likelihood of loss is considered possible.

•	Legal proceedings filed by third parties’ employees alleging joint and several liability; these employees claim welfare contributions in the approximate amount of R$98.0 million. No provision was made for this amount for which the likelihood of loss is considered possible.

•	Discussion relating to certain amounts paid under our collective labor agreements, as a result of inflationary adjustments arising out of Planos Bresser and Verão, in the aggregate amount of R$120.6 million. Based on jurisprudence and a court decision for a similar proceeding involving one of our affiliates, our senior management decided to provision R$49.0 million relating to the portion of the total amount for which the likelihood of loss is considered probable.

•	Administrative proceeding relating to joint and several liabilities for the payment of welfare contributions for the year of 1993. The amount involved is approximately R$138.4 million. The likelihood of loss is considered possible. No provision was made for the entire amount.

While we wait for the outcome of the lawsuits described above, we have pledged, for judicial attachment purposes, real properties owned by us, and offered bank guarantees and cash deposits, in accordance with Brazilian legal proceedings. If the outcomes are successful, these attachments will be cancelled, the guarantees will be released and the deposits will be returned.

Labor Litigation

We are also a defendant in several legal proceedings filed by former employees and third parties’ employees (the latter alleging joint and several liability), who claim, among other things, deficient overtime payment, equivalence compensation differences, retirement wage complement, and health and security hazard compensations among other things.

The following lawsuits are pending:

•	A claim by a labor union representing 9,000 of our employees (SINTETEL) relating to an obligation under a collective labor agreement between us and SINTETEL providing for the delivery of certain studies on the productivity of Telebrás. Despite the fact that this was an “obligation to perform” (as opposed to an “obligation to deliver”), SINTETEL demanded the payment of unpaid salary balances in the amount of 4%, since January 1995, which was allegedly due as productivity compensation. The lawsuit was declared groundless in the first two judicial levels, and an interim appeal filed by SINTETEL is pending judgment. We made no provisions to this lawsuit, as an unfavorable outcome is considered remote. We cannot estimate the amount involved at this point.

•	A claim by a labor union representing the employees of CTBC (SINTETEL) relating to an obligation under a collective labor agreement between CTBC (which was merged into our company in November 1999) and SINTETEL providing for the delivery of certain studies on the productivity of Telebrás. Despite the fact that this was an “obligation to perform” (as opposed to an “obligation to deliver”), SINTETEL demanded the payment of unpaid salary balances in the amount of 4%, since January 1995, which was allegedly due as productivity compensation. The lawsuit was declared groundless in the first judicial level; however, the higher regional labor court reversed the decision. We appealed to the superior labor court. The involved amount is approximately R$76.4 million. We made no provisions to this lawsuit because an unfavorable outcome is considered possible.

At December 31, 2003, the total cost of the labor lawsuits filed against us amounted to R$1.7 billion, of which R$179.1 million, corresponding to the aggregate amount of lawsuits in which an unfavorable outcome is deemed probable, were provisioned.

Litigation Relating to FINSOCIAL, COFINS, PASEP and PIS

•	Under a provision of Law 9,718/98, contributions to COFINS, PIS and Programa de Formação do Patrimônio do Servidor Público, or PASEP must be calculated on the basis of all revenues earned by a company (including revenues from investments, securitizations and monetary and exchange rate variations). This increased the revenue basis for calculating social contributions. However, based on the Brazilian federal constitution, we filed an action claiming that the provision under Law No. 9,718/98 was unconstitutional. We obtained an injunction, whereby we are authorized not to pay the contributions in question based on any revenues other than those deriving from the sales of goods and services. Nevertheless, we have made at December 31, 2003, provisions totaling approximately R$209.6 million, which corresponds to the amounts not paid as a result of the injunction.

•	Ceterp, which was merged into us on November 30, 2000, is contesting the applicability of certain taxes on telecommunications services based on constitutional grounds whereby no other tax (except for the ICMS and import and export taxes) can be applied to telecommunications services, including the IRPJ (Imposto de Renda da Pessoa Juídica, or the corporate income tax), the CSL, the PASEP and COFINS. The amounts that were charged but not paid by Ceterp were provisioned in the amount of approximately R$69 million. The outcome of this litigation is deemed probable.

Litigation Relating to ICMS

We are defendants in several ICMS procedures. The main procedures are as follows:

•	Cellular Activation Fees. On June 19, 1998, the treasury secretaries of each Brazilian state approved an agreement to interpret Brazilian tax law to expand the application of the ICMS to cover not only telecommunications services, but also other services, including cellular handset activation, which had not been previously subject to this tax. Pursuant to this new interpretation, the ICMS might be applied retroactively with respect to cellular activation fees charged during the five years preceding the tax assessment by the appropriate authority. On February 29, 2000, the treasury secretary of the state of São Paulo issued a tax assessment against us based on our alleged failure to pay the ICMS due in connection with cellular activation fees charged over the preceding five years. The state treasury considered us responsible for this payment based on certain Brazilian tax provisions and on the fact that we operated wireless telecommunications services through Telesp Celular until January 1998.

Based on the Brazilian federal constitution, we are of the opinion that (i) the treasury secretaries acted beyond the scope of their authority; (ii) their interpretation would subject certain services to taxation, which are not considered telecommunications services; and (iii) new taxes may not be applied retroactively.

There can be no assurance that we will prevail in our claim that the new interpretation is unconstitutional. The retroactive application of the ICMS tax to activation fees would give rise to a maximum liability estimated at R$248.4 million. However, since our management and consultants have estimated that the probability of loss in connection with this case is remote, we have made no provision for these taxes.

•	International Long-Distance Services. The São Paulo state treasury secretary filed three administrative violation suits, in order to collect amounts allegedly due as ICMS in connection with international long-distance services. The aggregate amount of the lawsuits is R$302.9 million. In connection with two of these suits, where we appear as main taxpayers and Embratel appears as a jointly and severally liable co-payer, our risk of loss is deemed possible. In connection with the other suit, where Embratel appears as the main taxpayer and we appear as a jointly and severally liable co-payer, our risk of loss is deemed remote. No amounts were provisioned with respect to any of these lawsuits.

Civil Claims

We have several civil contingencies in the total amount of R$1.8 billion, for which R$62.1 million was provisioned.

•	Telecommunications Community Plan Claims. There are four public civil actions filed by Associação de Defesa do Consumidor do Grande ABC, the Great ABC Consumer Defense Association or PROTECON, and one public civil action filed by the Associação de Telefonia de Mogi das Cruzes, or the Telecommunications Association of Mogi das Cruzes, in connection with lawsuits filed in order to demand indemnification as a result of our failure to deliver shares as compensation for financial contributions made by subscribers under the “telecommunications community plan”, in the amount of approximately R$534.5 million. Prior to the Telebrás breakup, telecommunications network expansions were financed with contributions made by telephone subscribers under such plans, which also entitled them to receive a number of shares of each respective operating company, based on the amount of their contributions.

Because the underlying probability of loss is classified as possible, no amounts have been provisioned in connection with these actions.

•	Inclusion of PIS and COFINS in Service Rates. The federal district attorney’s office understands that the amounts collected by us as COFINS and PIS are being unduly included in the fixed telecommunications service rates, and therefore filed a public civil action in order to exclude those amounts from those charged to our customers and to demand that the amounts unduly charged be returned in double. There are other public civil actions based on the same claim, which when added to the one described above and other collective and individual lawsuits, amount to seven lawsuits. We made no provisions for these lawsuits, as our risk of loss is deemed remote based on the opinion of our external legal counsel. Although the amount of these lawsuits cannot be quantified, they can be relevant.

Regulatory and Antitrust Litigation

We are defendants in the following two administrative proceedings, which have been filed by long-distance service providers:

•	Acting against competition though price squeeze (to cause an increase in the costs of our competitors). The claimants accuse us of charging our competitors higher long-distance interconnection fees than the interconnection fees we charge ourselves and subsidizing the fees we charge for our local and interregional services. This proceeding was filed with Anatel, which acquitted us of all charges. However, the allegations are still being analyzed by the Conselho Administrativo de Defesa Econônica – CADE, which is the Brazilian antitrust governmental authority. We made no provisions for this claim because our risk of loss is deemed remote based on the opinion of our external legal counsel and based on Anatel’s report, which recommends that the claim be dismissed.

•	Acting against competition through price discrimination (to charge our competitors higher fees than the fees we charge ourselves). The claimants accuse us of practicing price discrimination in fees charged in connection with providing the necessary infrastructure to the industrial exploitation of dedicated lines by our competitors. This allegation is being analyzed by both Anatel and CADE. We are currently negotiating with Anatel a Termo de Cessação de Conduta, which is an agreement pursuant to which we would commit to refrain from the practice of the actions challenged by this claim. If we are successful in our negotiations and enter in such agreement with Anatel our risk of loss would be deemed remote based on the opinion of our external counsel. However, should we not be able to enter into such agreement with Anatel, we would have to dispute the allegations and our risk of loss would be deemed possible based on the opinion of our external counsel. We made no provisions for this claim because we believe that we will be successful in our negotiations with Anatel of the Termo de Cessação de Conduta.

In addition to the two antitrust-related claims mentioned above, we are defendants in the following proceedings:

•	Civil action filed by the federal district attorney’s office of the city of Marília, state of São Paulo, against Anatel and us discussing the validity of certain clauses of our concession agreement relating to the tariff adjustment mechanism and asking for the reimbursement of the balance between the amounts charged by us in 2001 and the amounts we would have charged if we had used the variation of a different price index in the adjustment of our fees. The lower court decided for the plaintiffs and determined that our fees be adjustment in accordance with the variation of the General Price Index (IGP-DI measured by Fundação Getúlio Vargas). We are appealing the lower court decision. We cannot estimate how long the appealing process will take or what are our chances of success. We made no provisions for this claim because no certain amount has been ascribed to the claim and the nature of the penalty that would be imposed to us is still uncertain.

•	Civil action filed by the federal district attorney’s office of the city of Brasília, Federal District, against us and other STFC service providers asking for the substitution of variation of the Consumer Price Index (IPCA, published by the Instituto Brasileiro de Georgrafia e Estatística) by the variation of the General Price Index (IGP-DI published by Fundação Getúlio Vargas) for the increase in our fees for telecommunication services in 2003. A lower federal court issued an injunction determining that we use the variation of the IPCA for the increase in our fees from 2003 until a final decision is taken by a higher court. We are appealing the lower court decision. We cannot estimate how long the appealing process will take or what are our chances of success. We made no provisions for this claim because the lower court has not ruled on the merits of the claim.

Litigation Arising Out of Events Prior to the Telebrás Breakup

Telebrás, our legal predecessor, is a defendant in a number of legal proceedings and subject to certain claims and contingencies. Under the terms of the Telebrás breakup, the liability for any claims arising out of acts committed by Telebrás prior to the effective date of the breakup remains with Telebrás, except for labor and tax claims (for which Telebrás and the resulting companies incorporated as a result of the breakup are jointly and severally liable by operation of law) and any liability for which specific accounting provisions have been assigned to us or one of the other resulting companies incorporated as a result of the breakup of Telebrás. Our management believes that the chances of any of these claims materializing and having a material adverse financial effect on us are remote.

Litigation Related to the Breakup of Telebrás

The legality of the breakup of Telebrás was challenged in numerous legal proceedings, some of which have not been dismissed and are still pending. Our management believes that the final outcome of these proceedings will not have a material adverse effect on our business or financial condition.

Dividends and Dividend Distribution Policy

Priority and Amount of Preferred Dividends

The Brazilian Corporate Law generally requires that the bylaws of each Brazilian corporation specify a minimum percentage of the distributable profits comprising dividends and/or interest on shareholders’ equity, or distributable amount, of the corporation for each fiscal year that must be distributed to shareholders as dividends. See “Item 10.B—Additional Information—Memorandum and Articles of Association.” Moreover, each Brazilian company may only issue new preferred shares for public distribution if one of the following terms applies to the preferred shares: (i) right to receive dividends equivalent to at least 25% of the net profit for the fiscal year, to be calculated in accordance with article 202 of the Brazilian Corporate Law as follows: (a) priority in the receipt of dividends corresponding to at least 3% of the book value per share and (b) the right to an equal share of the profits attributable to the holders of common shares, after the holders of common shares have received a dividend equal to a minimum of 3% of the book value per share; or (ii) dividends at least 10% higher than those paid for common shares; or (iii) tag along rights of at least 80% of the price paid in the sale of control to be paid by the controlling shareholder and also including the right to receive dividends at least equal to the dividend paid to common shares.

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

Under the Brazilian Corporate Law, a company is allowed to withhold payment of the mandatory dividend in respect of common shares and preferred shares if:

•	management and the board of auditors report to the shareholders’ meeting that the distribution would be incompatible with the financial circumstances of the company; and

•	the shareholders ratify this decision at the shareholder’s meeting. In this case:

•	management must forward to the CVM within five days of the shareholders’ meeting an explanation justifying the decision at the shareholders’ meeting; and

•	the profits that were not distributed are to be recorded as a special reserve and, if not absorbed by losses in subsequent fiscal years, are to be paid as dividends as soon as the company’s financial situation permits.

We may pay dividends out of our retained earnings or accumulated profits in any given fiscal year.

For the purposes of the Brazilian Corporate Law, net profits are defined as net income after income tax and social contribution for the fiscal year, net of any accumulated losses from prior fiscal years and any amounts allocated to income bonds, employees’ and management’s participation in a company’s profits and founders’ shares.

Under Brazilian Corporate Law, and in accordance with our bylaws, the adjusted net income is an amount equal to our net profit, adjusted to reflect allocations to and from the legal reserve and the contingency reserve.

At each annual shareholders’ meeting, the board of directors is required to suggest the allocation of net profits obtained during the preceding fiscal year. Under the Brazilian Corporate Law, we are required to maintain the legal reserve, to which 5% of our net profits must be allocated for each fiscal year, until the reserve amounts to 20% of our paid-in capital. Net losses, if any, shall be charged against the accumulated profits, profits reserves and legal reserve, following this order.

The Brazilian Corporate Law also provides for an additional discretionary allocation of net profits to special accounts, which is also suggested by management and subject to approval by shareholders at the annual shareholders’ meeting, including the amount of net profits that may be allocated to the contingency reserve for anticipated losses that are deemed probable in future years. Any amount so allocated in a previous year must be either:

•	reversed in the fiscal year in which the loss was anticipated, if the loss does not in fact occur; or

•	written-off in the event that the anticipated loss occurs.

Net profits may also be allocated to the unrealized income reserve in case the total amount of mandatory dividends exceeds the amount of realized income. Such allocation should also be suggested by management and subject to approval by shareholders at the shareholders’ meeting. For such purpose, realized income is the balance of net profits exceeding the sum of:

•	the positive net result of equity adjustment; and

•	earnings from transactions which must be realized after the end of the subsequent fiscal year.

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

Payment of Dividends

We are required by law and our bylaws to hold an annual shareholders’ meeting before April 30 of each year at which, among other issues, the allocation of net profits obtained during the preceding fiscal year and the declaration of dividends by decision of common shareholders are decided, acting on the recommendation of the executive officers, as approved by the board of directors. The payment of annual dividends is based on the financial statements prepared for each fiscal year ending December 31. Under the Brazilian Corporate Law, dividends are required to be paid within 60 days following the date the dividend is declared to shareholders of record on the declaration date, unless a shareholders’ resolution sets forth another date of payment, which must occur prior to the end of the fiscal year.

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

If a shareholder is not a resident of Brazil, he or she must register with the Central Bank in order to be eligible to receive dividends, sales proceeds or other amounts with respect to his or her shares outside of Brazil. Our preferred shares underlying ADSs are held in Brazil by a Brazilian custodian, Banco Itaú S.A., as the agent for the depositary, which is the registered owner of our shares.

Payments of cash dividends and distributions, if any, will be made in Brazilian currency to the custodian on behalf of the depositary, which will then convert those proceeds into U.S. dollars and will cause U.S. dollars to be delivered to the depositary for distribution to holders of ADRs. In the event that the custodian is unable to immediately convert the Brazilian currency received as dividends into U.S. dollars, the amount of U.S. dollars payable to holders of ADRs may be adversely affected by devaluations of the Brazilian currency that occur before dividends are converted and remitted. Dividends in respect of the preferred shares paid to resident and non-resident shareholders, including holders of ADRs, are not currently subject to Brazilian withholding tax.

We are in compliance with all the amendments of the Brazilian Corporate Law, as resolved by our general shareholders’ meeting and our special preferred shareholders’ meeting held on December 30, 2002.

Additional Payments on Shareholders’ Equity

Law No. 9,249, dated December 26, 1995, as amended, provides for distribution to shareholders of interest on shareholders’ equity, which may be computed against the amount of dividends to be distributed to the shareholders. A company may treat these payments as financial expenses for income tax and social contribution purposes. This interest is limited to the daily pro rata variation of the Taxa de Juros de Longo Prazo, or TJLP, a nominal long-term interest rate determined by the federal government that includes an inflation factor and cannot exceed the greater of:

•	50% of net income (before deducting income taxes and the interest on shareholders’ equity) for the period in respect of which the payment is made, or

•	50% of the sum of retained earnings and profit reserves.

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

Year	Description (Dividends or Interest on shareholders’ equity) (1)	Common Shares	Preferred Shares
		(per 1,000 shares/in R$)
2004	Div/Int	1.643176	1.807493
2003	Div/Int	6.905139	7.595653
2002	Div/Int	1.783651	1.962016
2001	Div/Int	1.825797	1.825797

(1)	Interest on shareholders’ equity is net of withholding taxes.

Interim Dividends and Interest on Shareholders’ Equity

At our board of directors’ meeting held on April 7, 2004, the distribution of interim dividends to our common and preferred shareholders in the amount of R$613,570,000 was approved based on the cumulative profits from the previous year. The payment of these dividends started to take place on April 23, 2004.

Our board of directors also approved payments of interest on shareholders’ equity to our common and preferred shareholders in the amount of R$251,4 million net of withholding tax relating to the year 2004. The payment of this interest on shareholders’ equity started to take place on April 23, 2004.

According to the sole paragraph of article 28 of our bylaws, the interim dividends mentioned above will be charged to the mandatory minimum dividend for the year 2004, after the general ordinary shareholder’s meeting approves the financial statements for 2004.

According to article 29 of our bylaws, the interest on shareholders’ equity mentioned above may be charged to the mandatory minimum dividends for the year 2004, after the general ordinary shareholder’s meeting approves the financial statements for 2004.

B. Significant Changes

None.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

The trading market for our common and preferred shares is BOVESPA.

Our preferred shares began trading on BOVESPA, on September 21, 1998. Our preferred shares trade on BOVESPA under the symbol “TLPP4” and our common shares trade under the symbol “TLPP3.” At December 31, 2003, we had approximately 493.6 billion common and preferred shares held by approximately 2.8 million common and preferred shareholders. The following table sets forth the reported high and low closing sale prices for the preferred shares on BOVESPA, for the periods indicated.

	Prices per 1,000 preferred shares of the company
	High	Low
	(in nominal reais)
January 1, 1999 through March 31, 1999	40.00	19.20
April 1, 1999 through June 30, 1999	44.20	37.00
July 1, 1999 through September 30, 1999	41.00	29.60
October 1, 1999 through December 31, 1999	43.80	27.50
January 1, 2000 through March 31, 2000	64.49	37.28
April 1, 2000 through June 30, 2000	51.25	33.50
July 1, 2000 through September 30, 2000	34.45	27.15
October 1, 2000 through December 31, 2000	31.15	24.05
December 1, 2000 through December 31, 2000	28.89	24.60
January 1, 2001 through March 31, 2001	32.14	26.00
April 1, 2001 through June 30, 2001	31.50	25.85
July 1, 2001 through September 30, 2001	26.40	19.30
October 1, 2001 through December 31, 2001	32.80	21.51
January 1, 2002 through March 31, 2002	36.49	28.40
April 1, 2002 through June 30, 2002	35.69	31.49
July 1, 2002 through September 30, 2002	34.57	30.20
October 1, 2002 through December 31, 2002	38.01	30.10
January 1, 2003 through March 31, 2003	35.50	29.51
April 1, 2003 through June 30, 2003	34.97	30.50
July 1, 2003 through September 30, 2003	39.80	28.80
October 1, 2003 through December 31, 2003	47.00	36.35

In the United States, the preferred shares trade in the form of ADSs, each representing 1,000 preferred shares, issued by The Bank of New York, as depositary, pursuant to a Deposit Agreement, among us, the depositary and the registered holders and beneficial owners from time to time of ADSs. The ADSs commenced trading on the NYSE on November 16, 1998 under the symbol “TSP.” At December 31, 2003, there were approximately 214 institutional owners of ADSs (registered holders). The following table sets forth the reported high and low closing sales prices for ADSs on the NYSE for the periods indicated.

	U.S. dollars per ADS
	High	Low
January 1, 1999 through March 31, 1999	22.69	16.00
April 1, 1999 through June 30, 1999	27.00	20.63
July 1, 1999 through September 30, 1999	23.25	15.75
October 1, 1999 through December 31, 1999	24.44	13.50
January 1, 2000 through March 31, 2000	37.13	20.00
April 1, 2000 through June 30, 2000	30.00	18.50
July 1, 2000 through September 30, 2000	18.88	15.31
October 1, 2000 through December 31, 2000	16.94	12.06
December 1, 2000 through December 31, 2000	14.11	11.96
January 1, 2001 through March 31, 2001	16.25	12.41
April 1, 2001 through June 30, 2001	14.01	10.09
July 1, 2001 through September 30, 2001	11.26	7.58
October 1, 2001 through December 31, 2001	13.70	7.76
January 1, 2002 through March 31, 2002	15.30	11.50
April 1, 2002 through June 30, 2002	15.20	10.74
July 1, 2002 through September 30, 2002	11.80	7.80
October 1, 2002 through December 31, 2002	10.82	7.65
January 1, 2003 through March 31, 2003	10.49	8.16
April 1, 2003 through June 30, 2003	11.94	9.55
July 1, 2003 through September 30, 2003	13.68	9.35
October 1, 2003 through December 31, 2003	16.47	12.65

B. Plan of Distribution

Not applicable.

C. Markets

Trading on the Brazilian Stock Exchanges

BOVESPA is a non-profit entity owned by its member brokerage firms. Trading on this exchange is limited to member brokerage firms and a limited number of authorized nonmembers.

BOVESPA has open outcry trading sessions each day, from 10:00 a.m. to 1:00 p.m. and from 2:00 p.m. to 5:00 p.m. Trading is also conducted from 10:00 a.m. to 5:00 p.m. on an automated system on BOVESPA. On September 20, 1999, BOVESPA launched the After-Market, with the objective of expanding business opportunities and offering investors a more flexible trading schedule. After-Market trading takes place from 5:30 p.m. to 7:00 p.m. All stocks traded during the regular trading session of the day may be traded on the After-Market. However, only cash market trading via BOVESPA’s electronic trading system is allowed. The maximum variation allowed for stock prices, whether positive or negative, corresponds to 2% in relation to the closing price at the regular trading session.

In order to better control volatility, BOVESPA has adopted a “circuit breaker” system pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour whenever the indices of these stock exchanges fall below the limits of 10% and 15%, respectively, in relation to the index registered in the previous trading session.

Settlement of transactions is effected three business days after the trade date without adjustment of the purchase price for inflation. Payment for shares is made through the facilities of a separate clearinghouse, which maintains accounts for member brokerage firms. The seller is ordinarily required to deliver the shares to the exchange on the second business day following the trade date. The clearinghouse for BOVESPA is Companhia Brasileira de Liquidação e Custódia S.A. – CBLC, which is wholly owned by the exchange.

At December 31, 2003, the aggregate market capitalization of the 369 companies listed on BOVESPA was approximately US$234.2 billion. Although all the outstanding shares of an exchange-listed company may trade on a Brazilian stock exchange, in most cases less than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons that rarely trade their shares. For this reason, data showing the total market capitalization of Brazilian stock exchanges tend to overstate the liquidity of the Brazilian equity securities market.

The Brazilian equity market is relatively small and illiquid compared to major world markets. In 2003, the combined monthly trading volumes on BOVESPA averaged approximately US$5.7 billion. In 2003, the ten most actively traded issues represented approximately 53.5% of the total trading in the cash market on BOVESPA. Trading on Brazilian stock exchanges by nonresidents of Brazil is subject to certain limitations under Brazilian foreign investment legislation.

The institution of a securities market maker was introduced in the Brazilian market through CVM normative No. 384/2003 and São Paulo Stock Exchange Resolution No. 293/2003-CA. The market maker is a liquidity agent or specialist that guarantees minimum liquidity and price reference for specific assets, thus promoting the efficiency of the Brazilian capital markets. As of September 2003, there was one market maker operating on BOVESPA.

Regulation of Brazilian Securities Markets

The Brazilian securities markets are regulated by the CVM, which has authority over stock exchanges and the securities markets generally, by the CMN and by the Central Bank, which has, among other powers, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions. The Brazilian securities market is governed by Law No. 6,385, as amended, known as the Brazilian Securities Law, and by the Brazilian Corporate Law.

Law No. 10,303 of December 31, 2001 amended the Brazilian Corporate Law and the Brazilian Securities Law. Consequently, some major modifications resulted for the businesses of the publicly traded companies.

Among the changes, Law No. 10,303, along with Executive Order No. 8 and Decree No. 3.995, all dated October 31, 2001, provided that the CVM was to have the scope of its authority altered and expanded. Additionally, the CVM’s positioning in the regulatory hierarchy, as well as its autonomy, was modified.

The modifications include changes in the proportions of common and preferred shares, new rules for the issuance of debentures, other parameters governing the exercise of the right of withdrawal, duties and powers of the members of the board of auditors and the board of directors, and the ability of publicly traded companies to make publications available over the Internet. Also provided is the pooling agreement, the block voting system by which the shareholders agree during a prior meeting on the direction of the votes that will be cast at the general meetings. The purpose of this type of vote is to prevent any possible individual dissidents or interests from harming corporate interests.

The period established for companies to adapt their bylaws is one year starting from the publication of the law on November 1, 2001. Our shareholders held a general shareholders’ meeting on December 30, 2002, at which they addressed these modifications in our bylaws.

The CVM, which is the agency in charge of regulating the market, now handles some functions that were reserved to the Central Bank, including the regulation and organization of the futures and commodities markets.

Under the Brazilian Corporate Law, a company is either public, a companhia aberta, as we are, or private, a companhia fechada. All public companies are registered with the CVM and are subject to reporting requirements. A company registered with the CVM may have its securities traded either on BOVESPA or on the Brazilian over-the-counter market. The shares of a public company may also be traded privately, subject to certain limitations. In order to be listed on the Brazilian stock exchanges, a company must apply for registration with the CVM and the stock exchange. Once the stock exchange lists a company and the CVM accepts its registration as a public company, its securities may start to be traded.

Trading in securities on the stock exchange may be suspended under a request from a company in anticipation of a material announcement. Trading in the securities of a particular company may also be suspended under the initiative of BOVESPA or the CVM, among other reasons, due to the belief that the company has provided inadequate information regarding a material event or has provided inadequate responses to inquiries by the CVM or the stock exchange.

The Brazilian securities law, the Brazilian Corporate Law and the regulations issued by the CVM, the CMN and the Central Bank provide, among other things, disclosure requirements and restrictions on insider trading, price manipulation and protection of minority shareholders.

Corporate Governance Practices

We are a sociedade anônima or corporation incorporated under the laws of Brazil and we are subject to the Brazilian Corporate Law related to corporate governance. We comply with the regulatory requirements under the Brazilian Corporate Law with respect to the independence of our board of directors, the establishment and composition of certain board committees and the adoption and disclosure of corporate governance guidelines.

We comply with several requirements of Brazilian and international laws in order to promote strong corporate governance, reduce investor uncertainties and enhance information disclosure.

We concluded the implementation of several measures and improvements as a way of showing our shareholders, investors and the market in general our commitment to transparency and disclosure practices, with the approval of our board of directors. Among these measures, we include:

•	the development of a disclosure policy for material facts and acts;

•	the development of a policy for internal controls relating to financial information;

•	the creation of a control and auditing committee; and

•	the creation of a compensation committee.

As determined by the Brazilian Corporate Law, the global compensation of senior management is approved by our shareholders in their annual meeting. The compensation committee analyses and establishes the criteria of compensation of each individual within the parameters approved by the shareholders.

Our internal rules relating to insider trading are determined in our charter for internal conduct. Senior management and members of our board of directors and any other employee exposed to sensitive information are subject to the restrictions imposed by such charter. In addition to the prohibition of trading of our shares by such individuals when in possession of insider information, the charter establishes blackout trading periods for those periods when insider information is available. As an example, the month before the formulation and approval of our annual income statements by our board of directors is considered as a blackout period under the charter. In addition, the charter sets forth instructions for dealing with conflict of interests and establishing as mandatory the disclosure of any such situation. Our normative observance committee is responsible for the implementation and execution of the rules and regulations under the charter for internal conduct.

Principal Differences Between U.S. and Brazilian Corporate Governance Practices

On November 4, 2003, the SEC approved the new corporate governance rules established by the NYSE. Pursuant to these rules, foreign private issuers that are listed on the NYSE, such as we are, must disclose any significant ways in which its corporate governance practices differ from those followed by U.S. domestic companies under the listing rules of the NYSE.

The significant differences between our corporate governance practices and the NYSE corporate governance standards are as follows:

Independence of Directors and Independence Tests

The Brazilian Corporate Law and our bylaws require that our directors be elected by our shareholders at a general shareholders’ meeting. Twelve of our directors are appointed by our common shareholders, and one director is appointed by representatives of our minority preferred shareholders. In addition, six of our directors are independent.

Both the Brazilian Corporate Law and CVM establish rules in relation to certain qualification requirements and restrictions, investiture, compensation, duties and responsibilities of the companies’ executives and directors. We believe these rules provide adequate assurances that our directors are independent, and such rules would permit us to have directors that would not otherwise pass the independence tests established by the NYSE.

Executive Sessions

According to the Brazilian Corporate Law, up to one-third of the members of the board of directors can be elected to executive positions. The remaining non management directors are not expressly empowered to serve as a check on management, and there is no requirement that those directors meet regularly without management. Notwithstanding, our board of directors consists of eleven of non management directors, six of which are independent directors, and as such we believe we are in compliance with this standard.

Committees

We are not required under applicable Brazilian Corporate Law to have, and accordingly we do not have, a Nominating Committee and Corporate Governance Committee. Pursuant to our bylaws our directors are elected by our shareholders at a general shareholders’ meeting. Annual global compensation for our directors and executive officers is established by our shareholders.

Control and Audit Committee / Additional Requirements

The Brazilian Corporate Law requires us to have a board of auditors, which is composed of three to five members, which are elected at the general shareholders’ meeting. The board of auditors operates independently from our management and from our external auditors. Its main function is to examine the financial statements of each fiscal year and provide a formal report to our shareholders. We have a board of auditors that consists of four members and four alternates and which generally meets once per quarter. In April 2003, the SEC stated that the listing of securities of foreign private issuers would be exempt from the control and audit committee requirements if the issuer meets certain requirements. We believe that our board of auditors, as established according to the Lei das Sociedades por Ações, as well as certain additional adaptations (such as mandatory consultation with the board of auditors on the engagement of auditors), allows us to meet the requirements set forth by the SEC. In addition to our board of auditors, we implemented an audit committee in order to comply with the requirements of the Sarbanes-Oxley Act as described in Item 6C.

Corporate Governance Guidelines

We have adopted corporate governance guidelines in addition to the rules imposed upon us by applicable Brazilian law as set forth in “Item 9C—Corporate Governance Practices”. We believe the corporate governance guidelines applicable to us under Brazilian law are consistent with the guidelines established by the NYSE. We have adopted and observe (i) the Policy of Publicizing Acts or Relevant Facts and the Preservation of Confidentiality, which deals with the public disclosure of all relevant information as per CVM’s guidelines; and (ii) the Securities Negotiation Policy, which requires management to inform securities regulators of all transactions relating to our securities.

Code of Business Conduct and Ethics

Although adoption of a code of ethics is not required by Brazilian Corporate Law, we will implement in the neat future a code of ethics regulating the conduct of our managers in connection with the registration and control of financial and accounting information and their access to privileged and non-public information and data, in order to comply with the requirements of the Sarbanes-Oxley Act and NYSE rules. See “Item 16B—Code of Ethics.”

In addition to complying with the rules of corporate governance applicable to us under Brazilian law, we intend to gradually comply with substantially all of the new rules established by the NYSE and the SEC applicable to domestic U.S. companies.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

Set forth below is certain information relating to our capital stock and a summary of certain significant provisions of our bylaws and the Brazilian Corporate Law.

General

We are registered with the Junta Comercial de São Paulo, the Board of Trade of São Paulo, or JUCESP, under no. 35.3.001588-14. According to section 2 of our bylaws, our main corporate purpose is to provide telecommunications services and to develop those activities necessary or useful for the performance of these services, in accordance with the concessions, authorizations and permits granted to us.

There are no provisions in our bylaws with respect to:

•	an officer’s power to vote on proposals in which the officer has a personal interest,

•	an officer’s power to vote on his own compensation, even in the absence of an independent quorum,

•	age limits for retirement of officers,

•	required shareholding to qualify as a manager (officer), or

•	anti-takeover mechanisms or other procedures designed to delay, defer or prevent changes in our control.

On the other hand, Brazilian Corporate Law requires ownership of shares in order for a person to qualify as a member of the board of directors (conselho de administração) of a corporation (sociedade por ações).

Issuance of commercial paper and incurrence of certain debt shall be preceded by approval from our board of directors, according to the provisions set forth in section 17 of our bylaws.

Our capital stock is comprised of preferred shares and common shares, all without par value. At December 31, 2003, there were 328,272,072,739 outstanding preferred shares and 165,320,206,602 outstanding common shares. Our share capital may be increased by resolution of the board of directors, up to the limit authorized by our bylaws. Any increase above the authorized capital must be approved by a general shareholders’ meeting.

The preferred shares are non-voting, except under limited circumstances. They are given priority in the reimbursement of capital, without premium, and are entitled to receive a dividend 10% higher than that attributable to common shares.

Pursuant to Law 10,303/01, the following changes were introduced to the Brazilian Corporate Law:

•	preferred shares representing 10% of our total number of outstanding shares would be entitled to appoint a representative to our board of directors;

•	disputes among our shareholders would be subject to arbitration, if provided for in our by-laws;

•	a tender offer at a purchase price equal to fair value for all outstanding shares would be required upon a delisting or a substantial reduction in liquidity of our shares as a result of purchases by the controlling shareholders;

•	any sale of control would require the shareholders to tender for the minority shareholders’ common shares and, if provided for in our charter, for the minority shareholders’ preferred shares, at a purchase price at least equal to 80% of the price per share with voting rights paid to the controlling shareholder;

•	shareholders would be entitled to withdraw from us upon a spin-off only if it entailed a change in the corporate purpose, a reduction in mandatory dividends or the participation in a centralized group of companies;

•	the controlling shareholders, the shareholders that elect members to our board of directors and board of auditors, the members of our board of directors and board of auditors and our executive officers would be required to disclose any purchase or sale of our shares to the CVM and BOVESPA; and

•	we would be permitted to satisfy our information disclosure requirements through the Internet.

Voting Rights

Each common share entitles the holder to one vote at general shareholders’ meetings. Preferred shares do not entitle the holder to vote at shareholders’ meetings, except under specific circumstances and with respect to certain matters, as specified below. Holders of preferred shares are only entitled to attend and to discuss, but not to vote on, the issues discussed at our general shareholders’ meetings.

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

The Brazilian Corporate Law provides that certain non-voting shares, such as our preferred shares, shall be entitled to voting rights in the event a corporation fails for three consecutive fiscal years to pay the dividend to which the non-voting shares are entitled. In this case, the voting rights of these shares shall extend until the date on which the payment of the accrued and unpaid dividend is made.

Preferred shares are entitled to full voting rights with respect to:

•	the approval of any non-standard long-term agreement between us and our affiliates, on the one hand, and (i) our controlling shareholder, or (ii) an affiliate of our controlling shareholder, on the other hand;

•	any agreements for the rendering of management services (including technical assistance services) between us and any foreign affiliate of our controlling shareholder;

•	resolutions amending certain provisions of our bylaws; and

•	any resolution submitted to the general shareholders’ meeting during our liquidation process.

Any change in the preference, benefits, conditions of redemption and amortization of preferred shares or the creation of a more favored class would require the approval or ratification by holders of a majority of the preferred shares at a special meeting of the preferred shareholders. This meeting would be called by publication of a notice in two Brazilian newspapers during three days, at least thirty days prior to the meeting; however, it would not generally require any other form of notice.

In any circumstances in which holders of preferred shares are entitled to vote, each preferred share will entitle the holder to one vote.

Preemptive Rights

Each shareholder has a general preemptive right to subscribe for shares of the same class in any capital increase, in an amount sufficient to keep the same proportional participation of each shareholder in the total capital of the corporation. A minimum period of 30 days following the publication of the capital increase notice shall be observed by the corporation for the exercise of the preemptive right by the shareholder. The right of participation in capital increases is assignable under Brazilian Corporate Law. However, the bylaws of a publicly held company that allows capital increases may provide for the issuance, without granting any preemptive rights to prior shareholders, of stocks, debentures convertible into stocks, or subscription bonuses, the placement of which shall be made:

•	upon sale on a stock exchange or public subscription,

•	through an exchange of shares in a public offering, with the purpose of acquiring control of another company, or

•	for the use of certain tax incentives.

In the event of a capital increase, which would maintain or increase the proportion of capital represented by preferred shares, holders of ADSs, or of preferred shares, would have preemptive rights to subscribe only to our newly issued preferred shares. In the event of a capital increase, which would reduce the proportion of capital represented by preferred shares, holders of ADSs, or of preferred shares, would have preemptive rights to subscribe to our new preferred shares, in proportion to their shareholdings and to our new common shares only to the extent necessary to prevent dilution of their interest.

Redemption and Right of Withdrawal

According to the Brazilian Corporate Law, dissenting shareholders in a shareholders’ meeting shall have a right of redemption, with reimbursement of the value of their shares, in case the following matters are approved:

(i)	creation of a new class of preferred shares or an increase in preferred shares of an existing class, without maintaining the proportion with the remaining classes;

(ii)	change in the preferences, advantages and conditions of redemption or amortization of one or more classes of preferred shares, or the creation of a class with more favorable rights or preferences;

(iii)	reduction of the mandatory dividend;

(iv)	merger into another company or consolidation with another company;

(v)	participation in a group of companies;

(vi)	change in the purpose of the corporation; and

(vii)	split-up of the corporation.

It is important to point out that (a) in items (i) and (ii), only the holders of shares of the affected type or class will be entitled to redemption; (b) in items (iv) and (v), the holders of shares of a type or class with liquidity and dispersion in the market will not have the right; and (c) in item (vii), the dissenting shareholders shall only have a right of redemption if the split-up implies a change in the corporate purpose, a reduction of the compulsory dividend or the participation in a group of companies.

The reimbursement must be required by the dissenting shareholders within 30 days after the publication of the minutes of the general shareholders’ meeting or special meeting, as the case may be. Within 10 days after the expiration of the period, management is authorized to call a general shareholders’ meeting to ratify or reconsider the decision, if management understands that the payment of reimbursement to the dissenting shareholders who have exercised their redemption right may jeopardize the financial stability of the company. A shareholder who fails to exercise the right within the assign term shall no longer be entitled to redemption.

According to the Brazilian Corporate Law, the amount to be reimbursed may only be lower than the share net value ascertained in the last balance sheet approved by the general shareholders’ meeting if this amount is based on the economic value of the corporation, to be duly appraised. If the decision of the general shareholders’ meeting takes place more than 60 days after the issuance of the last approved balance sheet, the shareholder shall be entitled to demand, together with the reimbursement, the preparation of a special balance sheet that complies with the time frame previously described.

C. Material Contracts

We have not entered in any material contract as of the date covered by this annual report.

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

Resolution No. 1,927 of the CMN provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. It restates and amends Annex V to Resolution No. 1,289 of the National Monetary Council, known as the Annex V Regulations. The ADS program was approved under the Annex V Regulations by the Central Bank and the CVM prior to the issuance of the ADSs. Accordingly, the proceeds from the sale of ADSs by ADR holders outside Brazil are free of Brazilian foreign investment controls, and holders of the ADSs are entitled to favorable tax treatment. See “—Taxation—Brazilian Tax Considerations.”

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

Pursuant to Resolution 2,689 foreign investors must: (i) appoint at least one representative in Brazil with the ability to perform actions regarding the foreign investment; (ii) complete the appropriate foreign investor registration form; (iii) obtain registration as a foreign investor with the CVM; and (iv) register the foreign investment with the Central Bank.

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

Registered Capital

Amounts invested in preferred shares by a non-Brazilian holder who qualifies under Resolution 2,689 and obtains registration with the CVM, or by the depositary representing an ADS holder are eligible for registration with the Central Bank. Such registration (the amount so registered is referred to as registered capital) allows the remittance outside Brazil of foreign currency, converted at the commercial market rate, acquired with the proceeds of distributions on, and amounts realized through, dispositions of such preferred shares. The registered capital per preferred share purchased in the form of an ADS, or purchased in Brazil and deposited with the depositary in exchange for an ADS, will be equal to its purchase price (stated in U.S. dollars). The registered capital per preferred share withdrawn upon cancellation of an ADS will be the U.S. dollar equivalent of (i) the average price of a preferred share on the Brazilian stock exchange on which the most preferred shares were traded on the day of withdrawal or (ii) if no preferred shares were traded on that day, the average price on the Brazilian stock exchange on which the most preferred shares were traded in the fifteen trading sessions immediately preceding such withdrawal. The U.S. dollar equivalent will be determined on the basis of the average commercial market rates quoted by the Central Bank on such date or dates.

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

If the holder appoints a representative in Brazil to act directly in the Brazilian market to acquire preferred shares, the holder will be subject to a less favorable Brazilian tax treatment than a holder of ADSs. Regardless of registration under Resolution 2,689, residents in tax havens are subject to less favorable tax treatment than other foreign investors. See “Taxation—Brazilian Tax Considerations.”

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

E. Taxation

The following summary contains a description of the principal Brazilian and U.S. federal income tax consequences of the acquisition, ownership and disposition of preferred shares or ADSs; however, it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase preferred shares or ADSs. The summary is based upon the tax laws of Brazil and regulations thereunder and on the tax laws of the United States and regulations thereunder as in effect on the date hereof, which are subject to change. Prospective purchasers of preferred shares or ADSs should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of preferred shares or ADSs.

Although there is at present no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in a treaty. No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect U.S. holders of preferred shares or ADSs. Prospective holders of preferred shares or ADSs should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of preferred shares or ADSs in their particular circumstances.

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

Distributions of Interest on Capital

Brazilian corporations may make payments to shareholders characterized as interest on capital as an alternative form of making dividend distributions. The rate of interest may not be higher than the federal government’s long-term interest rate, or the TJLP, as determined by the Central Bank from time to time (10% per annum for the three-month period beginning January 2004). The total amount distributed as interest on capital may not exceed the greater of (i) 50% of net income (before taking the distribution and any deductions for income taxes into account) for the year in respect of which the payment is made or (ii) 50% of retained earnings for the year prior to the year in respect of which the payment is made. Payments of interest on capital are decided by the shareholders on the basis of recommendations of the company’s board of directors.

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

Gains realized through transactions with Brazilian residents or through transactions in Brazil outside of the Brazilian stock exchanges are generally subject to tax at a rate of 15%.

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

Gain on the disposition of preferred shares is measured by the difference between the amount in Brazilian currency realized on the sale or exchange and the acquisition cost of the shares sold, measured in Brazilian currency, without any correction for inflation. The acquisition cost of shares registered as an investment with the Central Bank is calculated on the basis of the foreign currency amount registered with the Central Bank. See “—Exchange Controls—Registered Capital.”

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

The withdrawal of preferred shares in exchange for ADSs is not subject to Brazilian tax. On receipt of the underlying preferred shares, a non-Brazilian holder entitled to benefits under Resolution 2,689 will be entitled to register the U.S. dollar value of the shares with the Central Bank as described above, under “—Exchange Controls—Registered Capital.” If a non-Brazilian holder does not qualify under Resolution 2,689, he will be subject to the less favorable tax treatment described above in respect of exchanges of preferred shares.

Other Brazilian Taxes

There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of preferred shares or ADSs by a non-Brazilian holder except for gift and inheritance taxes levied by some states in Brazil on gifts made or inheritances bestowed by individuals or entities not resident or domiciled in Brazil or in the relevant state to individuals or entities that are resident or domiciled within that state in Brazil. There are no Brazilian stamp, issue, registration, or similar taxes or duties payable by holders of preferred shares or ADSs.

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

In addition to the IOF tax, a second, temporary tax that applies to the removal of funds from accounts at banks and other financial institutions, or the Contribuição Provisória sobre Movimentação Financeira, CPMF tax, will be imposed on distributions in respect of ADSs at the time these distributions are converted into U.S. dollars and remitted abroad by the custodian. The CPMF tax was to expire in December 2004, but was extended until December 31, 2007. It is currently imposed at a rate of 0.38%. This rate will continue until December 31, 2007.

U.S. Federal Income Tax Considerations

The following is a description of the material U.S. federal income tax consequences of the ownership and disposition of the preferred shares or ADSs by U.S. Holders, as defined below. This summary is based on the Internal Revenue Code of 1986, as amended (referred to herein as the Code), final, temporary and proposed Treasury regulations, administrative pronouncements and judicial interpretations thereof, all of which are subject to change (possibly with retroactive effect), and to different interpretations. It is also based in part on representations by the depositary and assumes that each obligation under the Deposit Agreement and any related agreement will be performed in accordance with its terms. This discussion deals only with preferred shares and ADSs held as capital assets. It does not discuss all of the tax consequences that may be relevant to a holder in light of the holder’s particular circumstances or to holders subject to special rules, such as certain financial institutions, insurance companies, tax-exempt entities, dealers in securities or foreign currencies, partnerships and other pass-through entities, investors liable for the alternative minimum tax, persons who hold preferred shares or ADSs as part of an integrated investment (including a straddle) comprised of a preferred share or ADS and one or more other positions for tax purposes, persons whose functional currency is not the U.S. dollar or persons who actually or constructively own (directly or indirectly) 10% or more of our voting stock. Holders of preferred shares or ADSs should consult their own tax advisors with regard to the application of the United States federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any states or local or foreign taxing jurisdiction.

As used herein, the term “U.S. Holder” means a beneficial owner of preferred shares or ADSs that is, for U.S. federal income tax purposes, (1) a citizen or resident of the United States, (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state or the District of Columbia, (3) an estate the income of which is subject to United States federal income taxation regardless of its source, or (4) a trust (i) if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust or (ii) the trust has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

If a partnership holds preferred shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. A prospective investor who is a partner of a partnership holding our preferred shares or ADSs should consult its own tax advisor.

In general, for U.S. federal income tax purposes, holders of American depositary receipts evidencing ADSs will be treated as the beneficial owners of the preferred shares represented by those ADSs. Deposits and withdrawals of preferred shares in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

Taxation of Dividends

Subject to the discussion under “—Passive Foreign Investment Company Rules” below, distributions (including the amount of any Brazilian taxes withheld therefrom) paid in respect of the preferred shares or ADSs, including distributions paid in the form of payments of interest on capital for Brazilian tax purposes, will constitute foreign source dividends includible as ordinary income for U.S. federal income tax purposes to the extent such distributions are made from our current or accumulated earnings and profits, as determined in accordance with U.S. federal income tax principles. Dividends in respect of ADSs paid to certain non-corporate U.S. Holders (including individuals) in taxable years beginning before January 1, 2009 may qualify for preferential rates of U.S. federal income tax as “qualified dividend income” provided that the ADSs are “readily tradable” on an established securities market in the United States and certain other requirements are met. We believe that the ADSs are currently readily tradable on an established securities market in the United States. However, no assurances can be given that the ADSs will remain readily tradable. To the extent, if any, that the amount of any distribution exceeds our current and accumulated earnings and profits as so computed, it will first reduce the U.S. Holder’s tax basis in its preferred shares or ADSs to the extent thereof, and, to the extent in excess of the U.S. Holder’s tax basis, will be treated as capital gain.

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

Subject to certain limitations and restrictions, U.S. Holders will be entitled to a credit against their United States federal income tax liability, or a deduction in computing their U.S. federal taxable income, for Brazilian income taxes withheld by us. The limitation on foreign taxes eligible for credit is determined separately with respect to specific classes of income. For this purpose, dividends paid by us with respect to the preferred shares or ADSs will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income.” The U.S. Treasury Department has expressed concerns that parties to whom depositary shares such as the ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. Holders of such ADSs. Accordingly, the analysis of the creditability of Brazilian taxes described above could be affected by future actions that may be taken by the U.S. Treasury Department.

Taxation of Capital Gains

Subject to the discussion under “—Passive Foreign Investment Company Rules” below, upon a sale or exchange of preferred shares or ADSs, a U.S. Holder will recognize capital gain or loss for United States federal income purposes equal to the difference, if any, between the amount realized on the sale or exchange and the U.S. Holder’s adjusted tax basis in the preferred shares or ADSs. This gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period in the preferred shares or ADSs exceeds one year. The deductibility of capital losses is subject to limitations under the Code. The gain or loss generally will be treated as U.S. source income or loss. Consequently, if a Brazilian withholding tax is imposed on the sale or disposition of preferred shares or ADSs, and a U.S. Holder does not receive significant foreign source income from other sources, such U.S. Holder may not be able to derive effective United States foreign tax credit benefits in respect of such Brazilian withholding tax. If a Brazilian tax is withheld on the sale or disposition of preferred shares or ADSs, a U.S. Holder’s amount realized will include the gross amount of the proceeds of such sale or disposition before deduction of the Brazilian tax. See—”Brazilian Tax Considerations—Taxation of Gains”, for a description of when a disposition may be subject to taxation by Brazil.

Passive Foreign Investment Company Rules

We believe that we will not be considered a “passive foreign investment company”, or PFIC, for U.S. federal income tax purposes. However, because the determination of whether the preferred shares or ADSs constitute shares of a PFIC will be based upon the composition of our income and assets, and entities in which we hold at least a 25% interest, from time to time, there can be no assurance that the preferred shares or ADSs will not be considered shares of a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which a U.S. Holder held a preferred share or ADS, certain adverse consequences could apply to the U.S. Holder, including the imposition of higher amounts of tax than would otherwise apply to a U.S. Holder and additional tax form filing requirements. U.S. Holders are urged to consult their tax advisors regarding the consequences to them if we were considered to be a PFIC, as well as the availability and advisability of making an election to avoid the adverse United States federal income tax consequences of PFIC status should we be classified as a PFIC for any taxable year. Moreover, dividends on our ADSs would no longer be “qualified dividend income” subject to preferential rates of U.S. federal income tax, as described above. Based on our operations and business plans, we do not believe that we are currently a PFIC and do not expect to become a PFIC in the foreseeable future.

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

We also file financial statements and other periodic reports with the CVM. Copies of our annual report on Form 20-F and documents referred to in this annual report and our bylaws will be available for inspection upon request at our offices at Rua Martiniano de Carvalho, 851 – 21° Floor, 01321-001 – São Paulo – SP – Brazil.

I. Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We made an evaluation of the book values of our assets and liabilities in relation to market values, based on available information and appropriate valuation methodologies. However, the interpretation of market information, as well as the selection of methodologies, requires considerable judgment and reasonable estimates in order to produce adequate realization values. As a result, the estimates presented do not necessarily indicate the amounts which might be realized in the current market. The use of different market approaches and/or methodologies for the estimates may have a significant effect on the estimated realizable values.

Book and market values of financial instruments as of December 31 were as follows:

	Consolidated		Consolidated
	2003		2002
	Book Value	Market Value	Book Value	Market Value
	(in thousands of reais)
Loans and financing	(2,977,149)	(3,006,402)	(4,586,397)	(4,235,193)
Derivatives	(359,482)	(178,393)	890,520	436,716
Cash and cash equivalents	214,932	214,932	490,640	490,640
Portugal Telecom – direct/ indirect interest through Aliança Atlântica	146,939	310,515	147,931	258,404

Total	(2,974,760)	(2,659,348)	(3,057,306)	(3,049,433)

We have investments carried under both the cost and equity methods. The net assets of our subsidiary, Aliança Atlântica, are represented principally by an equity interest of 0.42% in Portugal Telecom.

We have a direct interest of 0.64% and an indirect interest of 0.21% in Portugal Telecom, carried at cost. The investment, at market value, is based on the last quotation of December 2003 on the Lisbon Stock Exchange for Portugal Telecom, equivalent to 7.98 euros (6.55 euros in December 2002):

	Consolidated		Consolidated
	2003		2002
	Book Value	Market Value	Book Value	Market Value
	(in thousands of reais)
Portugal Telecom - direct interest	75,362	232,886	75,362	193,803
Portugal Telecom - indirect interest through Aliança Atlântica	71,577	77,629	72,569	64,601

Total	146,939	310,515	147,931	258,404

The principal market risk factors that affect our business are detailed below:

a)	Exchange rate risk

This risk arises from the possibility that we may incur losses due to exchange rate fluctuations, which would increase the balances of loans and financing denominated in foreign currency and the related financial expenses. In order to reduce this risk, we enter into hedge contracts (swaps) with financial institutions.

Our indebtedness and the results of operations are significantly affected by the foreign exchange rate risk. As of December 31, 2003, 99% of the debt was denominated in foreign currency (U.S. dollar, Canadian dollar and yen); all of our foreign currency debt was hedged by asset positions in currency transactions (swaps for CDI). Gains or losses on these operations are recorded in income. In 2003, these transactions generated a net loss of R$1,182,206 (consolidated). We have recorded a liability of R$359,482 as of December 31, 2003 to reflect the unrealized loss on derivatives.

The book value and market value of our net excess (exposure) to the exchange rate risk as of December 31, 2003 and 2002 are as follows:

	Consolidated
	2003		2002
	Historical value	Market value	Historical value	Market value
	(in thousands of reais)
Liabilities
Loans and financing	2,945,795	2,975,048	4,169,662	3,818,458
Purchase commitments	40,846	40,846	74,857	74,857
Notional amount of swaps	2,983,462	3,020,168	4,244,132	3,790,553

Net excess (exposure)	(3,179)	4,274	(387)	(102,762)

The valuation method used to calculate the market value of loans, financing and hedge instruments (foreign exchange swaps) was the discounted cash flow method, considering settlement or realization expectations of liabilities and assets, at market rates prevailing on the balance sheet date.

b)	Interest rate risk

This risk arises from the possibility that we may incur losses due to internal and external interest rate fluctuations affecting our results.

As of December 31, 2003, we had R$2,945,795 (R$4,169,662 as of December 31, 2002) of loans and financing in foreign currency, of which R$1,950,577 (R$3,937,153 as of December 31, 2002) was at fixed interest rates and R$995,218 (R$232,509 as of December 31, 2002) was at variable interest rates (LIBOR). In order to hedge against the exchange risk on these foreign currency debts, we have hedged transactions in order to peg these debts to local currency, at floating rates indexed to the CDI, in a way that our financial result is affected by the CDI. On the other hand, we invest our excess cash (temporary cash investments) of R$214,932 (R$490,640 as of December 31, 2002), mainly in short-term instruments, based on the CDI variation, which reduces this risk. The book values of these instruments approximate market values, since they may be redeemed in the short term.

We have a hedge against external variable interest rate risks on the financing obtained from JBIC – Japan Bank for International Cooperation. We continue to monitor market rates in order to evaluate the need to contract other derivatives to hedge against the volatility risk of external variable rates on the remaining balance. As of December 31, 2003, we had swap transactions – CDI against fixed rate – to partially hedge against internal interest rate fluctuations. Hedged operations mature in September 2004 and January 2005, totaling R$1,117,359.

A hypothetical, instantaneous, and unfavorable change of 1.0% in the interest rates applicable to our financial assets and liabilities in 2003 would cause us a potential loss in earnings of approximately R$20.3 million for the period of time of one year. The above sensitivity analysis is based on the assumption of an unfavorable 1.0% variation of the interest rates applicable to each homogeneous category of financial assets and liabilities and sustained over a period of one year. A homogenous category is defined according to the currency in which financial assets and liabilities are denominates and assumes the same interest rate variation within each homogeneous category (e.g., reais). As a result, our interest rate risk sensitivity model may overstate the impact of interest rate fluctuation for such financial instruments, since consistently unfavorable variations of all interest rates are an unlikely event.

Another risk to which we are exposed is the mismatch of monetary restatement indices for our debt and for accounts receivable. Telephone tariff adjustments do not necessarily follow increases in local interest rates, which affect our indebtedness.

c)	Debt acceleration risk

As of December 31, 2003, some of our loan and financing agreements contain restrictive clauses (covenants), typically applied to such agreements, relating to cash generation, debt ratios and other. We have been complying with these restrictive clauses in full, and these covenants do not restrict our capacity to conduct our regular business.

d)	Credit risk

This risk arises from the possibility that we may incur losses due to the difficulty of receiving amounts billed to our customers. The credit risk on accounts receivable is dispersed. We constantly monitor the level of accounts receivable and limit the risk of past-due accounts, interrupting access to telephone lines in case the customer does not pay the related bills within 30 days. Exceptions are made for telecommunications services that must be maintained for security or national defense reasons.

As of December 31, 2003, our customer portfolio had no subscribers whose receivables were individually higher than 1% of the total accounts receivable from services.

We are also subject to credit risk related to temporary cash investments and receivables from swap transactions. We reduce this exposure by diversifying it among first line financial institutions.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

As of December 31, 2003, we were not in default under any of our obligations and there were no dividend arrearages or delinquencies.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Law 10,303 of October 31, 2001 amended the provisions of the Brazilian Corporate Law relating to the rights of preferred shareholders. In order to comply with such modifications, at the extraordinary general shareholders’ meeting held on 12/30/2002, an amendment to our bylaws was approved granting the preferred shareholders the right to receive dividends 10% higher that the dividends paid to common shareholders.

ITEM 15. CONTROLS AND PROCEDURES

Our Chief Executive Officer, or CEO, and Chief Financial Officer, CFO, are responsible for establishing and maintaining our disclosure controls and procedures. These controls and procedures were designed to ensure that information relating to us required to be disclosed in the reports that we file under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We evaluated these disclosures controls and procedures under the supervision of our CEO and CFO as of December 31, 2003. Based on this evaluation, our CEO and CFO concluded that our disclosure controls and procedures are effective in timely alerting them to information required to be included in our periodic reports to the SEC.

Our internal audit department periodically evaluates our internal controls for the main cycles, documenting by flow charts the processes used in each cycle, identifying opportunities and suggesting improvements for the existing control mechanisms.

As of today, our internal control structure has not experienced significant modifications that could affect the efficiency or effectiveness of our controls.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

As of yet, we have not appointed an “audit committee financial expert”, as defined by the SEC. As disclosed in item 16D below, we are in the process of implementing a fully independent audit committee as a best corporate governance practice, but presently, our current control and audit committee does not follow the independence requirements of such rule as we are still exempt from the independence requirements for the formation of the audit committee until July 2005 according to Exchange Act Rule10A-3(a)(5)(A).

ITEM 16B. CODE OF ETHICS

We are currently in the process of implementing a code of ethics regulating the conduct of our managers in connection with the registration and control of financial and accounting information and their access to privileged and non-public information and data, in order to comply with the requirements of the Sarbanes-Oxley Act and NYSE rules. Our code of ethics will follow Telefônica S.A.’s, our parent company, code of ethics. We expect to make any adjustments that may be necessary under the Brazilian Corporate Law and have the code approved in the near future.

Following our ongoing commitment to transparency to markets and to supervisory authorities, as well as the adoption of high ethical standards in business, and based on the guidelines set forth by Telefônica S.A.’s code of ethics, our code of ethics will provide for values, such as:

•	Transparency;

•	Honesty and integrity;

•	Compliance with laws and regulations, including, but not limited to, the securities markets rules and regulations and the rules and regulations related to insider trading and market manipulation;

•	Protection of confidential information and property, except when disclosure thereof is authorized or legally required; and

•	Reporting of suspected illegal or unethical behavior.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte Touche Tohmatsu Auditores Independentes acted as our independent auditor for the fiscal years ended December 31, 2003, 2002 and 2001. The chart below sets forth the total amount billed to us by Deloitte Touche Tohmatsu Auditores Independentes for services performed in the years 2003 and 2002, and breaks down these amounts by category of service:

	Total Fees
	2003	2002
	(in thousand of reais)
Audit Fees	751	650
Audit-Related Fees	—	—
Tax Fees	—	45
All Other Services	—	—
Total	751	695

Audit Fees

Audit fees are fees billed for the audit of our annual consolidated financial statements prepared for purposes of fillings with the CVM and the SEC and for the reviews of our quarterly financial statements submitted on Form 6-K.

Audit-Related Fees

Not applicable.

Tax Fees

Not applicable.

All Other Fees

Not applicable.

Pre-Approval Policies and Procedures

The control and audit committee evaluates the results of all audit and audit-related services provided by Deloitte Touche Tohmatsu Auditores Independentes. However, as of yet, our control and audit committee does not have the authority to approve such services or any other services provided by Deloitte Touche Tohmatsu Auditores Independentes that are not specifically included within the scope of the audit. As disclosed in item 16D below, we are currently exempt from complying with the requirements for formation of the control and audit committee.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE

Pursuant to the exemption under Exchange Act Rule 10A-3(c)(3), we have a board of auditors (conselho fiscal), which is a board of statutory auditors, which follows the requirements presented by such rule. Furthermore, we have implemented a control and audit committee as a best corporate governance practice.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this Item.

ITEM 18. FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-66.

ITEM 19. EXHIBITS

Exhibit Number		Description

1.1		Bylaws of Telecomunicações de São Paulo S.A.—Telesp, as amended (unofficial English translation)***

2.(a	)	Deposit Agreement dated as of July 27, 1998 among Telesp Participações S.A., The Bank of New York, as Depositary, and Owners and Beneficial Owners of American Depositary Receipts issued thereunder*

4.(a	)1	Consulting Services Agreement dated May 17, 1999 (Portuguese original)* *

4.(a	)2	Consulting Services Agreement dated May 17, 1999 (English version)* *

8.1		List of Subsidiaries (See “Item 4.C—Organizational Structure”)

12.1		Section 906 Certification of the Chief Executive Officer***

12.2		Section 906 Certification of the Chief Financial Officer***

13.1		Section 302 Certification of the Chief Executive Officer***

13.2		Section 302 Certification of the Chief Financial Officer***

*	Incorporated by reference to our predecessor holding company’s, Telesp Participações S.A., registration statement on Form F-6 (No. 333-9474) filed with the Commission on September 30, 1998.
**	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2000 filed with the Commission on June 29, 2001.
***	Filed herewith.

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

STFC (Serviço Telefônico Fixo Comutado): transmission of voice and other signals between determined fixed points.

Switch: Devices used to set up and route telephone calls either to the number called or to the next switch along the path. They may also record information for billing and control purposes.

Universal service: The obligation to supply basic service to all users throughout the national territory at reasonable prices.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act, as amended, the registrant certifies that it meets all of the requirements for filing this annual report on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELECOMUNICAÇÕES DE SÃO PAULO S.A.—TELESP

By:	/s/ Fernando Xavier Ferreira
Name:	Fernando Xavier Ferreira
Title:	Chief Executive Officer

By:	/s/ Carlos Garcia-Albea Ristol
Name:	Carlos Garcia-Albea Ristol
Title:	Chief Financial Officer

Dated: June 30, 2004

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003, 2002 and 2001

Deloitte Touche Tohmatsu Rua Alexandre Dumas, 1.981 04717-906 - São Paulo - SP Brasil

Telefone: (11) 5185-2444 Fac-símile: (11) 5181-2911 www.deloitte.com.br

Report of Independent Registered Public Accounting Firm

To the Shareholders and Management of

Telecomunicações de São Paulo S.A. - Telesp:

São Paulo - SP

(1) We have audited the accompanying consolidated balance sheets of Telecomunicações de São Paulo S.A. - Telesp (a Brazilian Corporation, formerly Telesp Participações S.A.) and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in shareholders’ equity and changes in financial position for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

(2) We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

(3) In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Telecomunicações de São Paulo S.A. - Telesp and subsidiaries as of December 31, 2003 and 2002, and the results of their operations, the changes in their financial position and the changes in shareholders’ equity for each of the years in the three-year period ended December 31, 2003, in conformity with accounting practices adopted in Brazil.

(4) Accounting practices adopted in Brazil vary in certain respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 34 to the consolidated financial statements.

(5) Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The consolidated statements of cash flow for each of the years in the three-year period ended December 31, 2003 are presented for purposes of additional analysis and are not a required part of the basic consolidated financial statements prepared in accordance with accounting practices adopted in Brazil. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Deloitte Touche Tohmatsu

Auditores Independentes

June 15, 2004

São Paulo, Brazil

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

CONSOLIDATED BALANCE SHEETS AS OF

DECEMBER 31, 2003 AND 2002

(In thousands of Brazilian reais)

			December 31,
	Note		2003	2002
Current assets:
Cash and cash equivalents.	12		214,932	490,640
Trade accounts receivable, net.	13		2,430,974	1,982,051
Deferred and recoverable taxes	14		1,130,367	1,003,093
Unrealized gains on derivative transactions	31		—	890,520
Other assets	15		344,892	337,516

Total current assets			4,121,165	4,703,820

Noncurrent assets:
Deferred and recoverable taxes	14		441,099	698,206
Other assets	15		478,381	325,322

Total noncurrent assets			919,480	1,023,528

Permanent assets:
Investments	16		165,363	172,993
Property, plant and equipment, net	17		14,735,494	16,222,866
Deferred charges	18		181,317	237,725

Total permanent assets			15,082,174	16,633,584

Total assets			20,122,819	22,360,932

Current liabilities:
Payroll and related accruals	19		88,355	91,741
Accounts payable and accrued expenses	20		1,288,934	1,075,788
Taxes other than income taxes	21		624,096	509,682
Dividends payable	22		1,276,663	777,932
Income taxes	10		88,469	48,845
Loans and financing	23		1,982,062	2,471,429
Reserve for contingencies	25		49,408	37,502
Other liabilities	24		559,993	154,371

Total current liabilities			5,957,980	5,167,290

Long-term liabilities:
Income taxes	10		31,373	36,865
Loans and financing	23		995,087	2,114,968
Pension and other postretirement benefits	26		82,396	145,084
Reserve for contingencies	25		676,474	367,159
Other liabilities	24		91,365	45,303

Total noncurrent liabilities			1,876,695	2,709,379

Deferred income	16		17,470	—

Shareholders’ equity:
Share capital	27	a	5,978,074	5,978,074
Capital reserves	27	b	2,744,031	2,742,729
Income reserves	27	c	550,498	471,098
Retained earnings	27	d	2,996,457	5,290,736

Total shareholders’ equity			12,269,060	14,482,637

Funds for capitalization:
Expansion plan contributions			215	227
Other funds			1,399	1,399

Total funds for capitalization			1,614	1,626
Total liabilities and shareholders’ equity			20,122,819	22,360,932

The accompanying notes are an integral part of these consolidated financial statements.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

(In thousands of Brazilian reais - except share and earnings per thousand shares)

			Years ended December 31,
	Note		2003	2002	2001
Net operating revenue	4		11,804,759	10,088,114	9,048,848
Cost of goods and services	5		(6,714,499)	(5,769,782)	(4,896,410)

Gross profit.			5,090,260	4,318,332	4,152,438

Operating expenses:
Selling expense.	6	a	(1,286,177)	(1,009,904)	(834,552)
General and administrative expense.	6	b	(963,925)	(839,867)	(861,860)
Other operating expense, net.	7		(392,526)	(357,165)	(257,702)

Operating income from continuing operations before financial income/expense			2,447,632	2,111,396	2,198,324

Financial expense, net.	8		(630,196)	(754,869)	(335,738)

Operating income.			1,817,436	1,356,527	1,862,586

Nonoperating income (expense), net.	9		50,025	(32,999)	(16,828)

Income before taxes and minority interest			1,867,461	1,323,528	1,845,758

Income and social contribution taxes	10		(279,459)	(247,656)	(269,453)

Net income for the year			1,588,002	1,075,872	1,576,305

Shares outstanding at December 31 (thousands)			493,592,279	493,592,279	493,665,346

Earnings per thousand shares outstanding at December 31 (reais)			3.22	2.18	3.19

The accompanying notes are an integral part of these consolidated financial statements.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 and 2001

(In thousands of Brazilian reais)

	Years ended December 31,
	2003	2002	2001
SOURCE OF FUNDS:
From operations:
Net income for the year	1,588,002	1,075,872	1,576,305
Items not affecting working capital	2,757,969	3,548,024	2,692,596

Depreciation and amortization	2,820,912	2,809,716	2,343,529
(Gain) loss from equity holding of subsidiaries	1,012	(15,709)	(4,540)
Monetary and exchange variations on noncurrent items, net	(346,349)	622,200	218,872
Provision for losses on investments	—	48,800	—
(Gain) loss on permanent asset disposals	12,546	23,696	37,802
Reserves for contingencies	302,037	35,580	64,890
Amortization of goodwill on acquisition of CETERP	32,043	32,043	32,043
Pension and other postretirement plans	(62,688)	906	—
Other	(1,544)	(9,208)	—

Total from operations	4,345,971	4,623,896	4,268,901

From third parties:
Increase in long-term liabilities	1,181,463	579,376	868,252
Unclaimed dividends	24,732	80,928	22,070
Donations and subsidies for investment	1,302	2,415	1,702
Transfer from noncurrent to current assets	455,036	473,608	416,908
Transfer from property, plant and equipment to noncurrent assets	—	—	94,505
Proceeds from investment disposals	222	20,766	249
Proceeds from sale of property, plant and equipment	64,576	45.839	8,056
Special reserve for dividends – adjustment on exempt shareholders	—	921	356
Other	—	644	190

Total sources	6,073,302	5,828,393	5,681,189

USES OF FUNDS:
Increase in noncurrent assets	292,454	197,698	631,584
Increase in permanent assets	1,346,300	1,696,312	4,545,400

Investments	—	27,750	9,600
Property, plant and equipment	1,322,528	1,571,166	4,480,262
Deferred charges	23,772	97,396	55,538
Transfer from long-term to current liabilities	1,960,990	560,966	204,337
CTBC/CETERP dissident shareholders	—	2,862	794
Dividends/interest on shareholders´ equity	3,800,000	1,373,960	1,060,392
Income tax on interest on shareholders’ equity unclaimed until 2002	27,613	—	—
Prior year adjustments – pension and other postretirement benefits	—	—	96,545
Working capital from spin-off of Telefônica Data Brasil holding S.A	—	—	21,598
Working capital consolidated from Cia AIX	19,278	—	—
Other	12	—	—

Total uses	7,446,647	3,831,798	6,560,650

Increase (decrease) in working capital	(1,373,345)	1,996,595	(879,461)

Changes in working capital represented by:
Current assets
At the beginning of year	4,703,820	3,665,493	2,859,630
At the end of year	4,121,165	4,703,820	3,665,493

	(582,655)	1,038,327	805,863

Current liabilities
At the beginning of year	5,167,290	6,125,558	4,440,234
At the end of year	5,957,980	5,167,290	6,125,558

	790,690	(958,268)	1,685,324

Increase (decrease) in working capital	(1,373,345)	1,996,595	(879,461)

The accompanying notes are an integral part of these consolidated financial statements.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

(In thousands of Brazilian reais)

	Share capital	Capital Reserves			Income reserves		Retained Earnings	Total
		Share premium	Donations and subsidies	Other capital reserves	Legal reserve	Special reserve for dividends
Balances at December 31, 2000	5,847,983	2,740,743	1,337	188	338,488	345,892	5,189,789	14,464,420
Capital decrease from spin-off Telefônica Data Brasil Holding S.A	(207,799)	—	—	—	—	—	—	(207,799)
Addition to special reserve for dividends	—	—	—	—	—	356	—	356
Donations and subsidies for investments	—	—	1,702	—	—	—	—	1,702
Public offering of shares	—	(794)	—	—	—	—	—	(794)
Unclaimed dividends	—	—	—	—	—	—	22,070	22,070
Prior year adjustments:
Pension and other post-retirement benefit plans accruals – CVM Instruction nº 371 of December 13, 2000	—	—	—	—	—	—	(144,096)	(144,096)
Income and social contribution taxes on pension and post-retirement benefit plans accruals	—	—	—	—	—	—	47,551	47,551
Reversal of special reserve for dividends	—	—	—	—	—	(346,248)	—	(346,248)
Net income for the year	—	—	—	—	—	—	1,576,305	1,576,305
Appropriations:
Transfers to reserves	—	—	—	—	78,815	—	(78,815)	—
Interest on shareholders’ equity	—	—	—	—	—	346,248	(901,333)	(555,085)
Income tax on interest on shareholders’ equity	—	—	—	—	—	—	(159,059)	(159,059)

Balances at December 31, 2001	5,640,184	2,739,949	3,039	188	417,303	346,248	5,552,412	14,699,323
Capital increase	337,890	—	—	—	—	—	(337,890)	—
Addition to special reserve for dividends	—	—	—	—	—	921	—	921
Donations and subsidies for investments	—	—	2,415	—	—	—	—	2,415
Public offering of shares	—	(2,862)	—	—	—	—	—	(2,862)
Unclaimed dividends	—	—	—	—	—	—	80,928	80,928
Reversal of special reserve for dividends	—	—	—	—	—	(347,169)	—	(347,169)
Net income for the year	—	—	—	—	—		1,075,872	1,075,872
Appropriations:
Transfer for reserves	—	—	—	—	53,795	—	(53,795)	—
Dividends	—	—	—	—	—	—	(441,513)	(441,513)
Interest on shareholders’ equity	—	—	—	—	—	—	(497,486)	(497,486)
Income tax on interest on shareholders’ equity	—	—	—	—	—	—	(87,792)	(87,792)

Balances at December 31, 2002	5,978,074	2,737,087	5,454	188	471,098	—	5,290,736	14,482,637

Donations and subsidies for investments	—	—	1,302	—	—	—	—	1,302
Unclaimed dividends	—	—	—	—	—	—	24,732	24,732
Income tax on interest on shareholders’ equity unclaimed until 2002	—	—	—	—	—		(27,613)	(27,613)
Net income for the year	—	—	—	—	—	—	1,588,002	1,588,002
Appropriations:
Transfer for reserves	—	—	—	—	79,400	—	(79,400)	—
Dividends	—	—	—	—	—	—	(2,700,000)	(2,700,000)
Interest on shareholders’ equity	—	—	—	—	—	—	(935,000)	(935,000)
Income tax on interest on shareholders’ equity	—	—	—	—	—	—	(165,000)	(165,000)

Balances at December 31, 2003	5,978,074	2,737,087	6,756	188	550,498	—	2,996,457	12,269,060

The accompanying notes are an integral part of these consolidated financial statements.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

(In thousands of Brazilian reais)

	Years ended December 31, (a)
	2003	2002	2001
Cash flow provided by operations:
Net income for the year	1,588,002	1,075,872	1,576,305
Adjustments to reconcile net income to cash provided by operations:
Depreciation and amortization	2,820,912	2,809,716	2,343,529
Monetary /exchange variation on loans and financing	(759,253)	1,684,907	282,571
(Gain) loss on permanent asset disposals	12,546	23,696	37,802
(Gain) loss from equity holding of subsidiaries	1,012	(15,709)	(4,540)
Amortization of goodwill on acquisition of CETERP	32,043	32,043	32,043
Provision for doubtful accounts	441,796	371,188	306,894
Pension and other postretirement benefit plans	(62,688)	906	—
Other	—	(9,208)	190
(Increase) decrease in operating assets:
Trade accounts receivable	(889,026)	(571,857)	(485,762)
Other current assets	842,695	(655,997)	(256,318)
Other noncurrent assets	(30,208)	32,443	(411,613)
Increase (decrease) in operating liabilities:
Payroll and related accruals	(3,386)	(14,748)	4,293
Accounts payable and accrued expenses	213,144	(189,579)	(266,019)
Taxes other than income taxes	112,944	63,898	156,565
Other current liabilities	233,970	(397,901)	105,663
Accrued interest	(55,715)	80,082	92,437
Income taxes	118,605	257,369	15,127
Reserve for contingencies	321,221	22,100	209,070
Other noncurrent liabilities.	38,008	(25,642)	36,351

Cash provided by operations	4,976,622	4,573,579	3,774,588

Cash flow from investing activities:
Additions to investments, net of cash acquired	—	(14,080)	—
Proceeds from investment disposals	222	20,766	249
Additions to property, plant, and equipment	(1,321,226)	(1,568,751)	(4,478,560)
Additions to deferred charges	(23,772)	(97,396)	(55,538)
Proceeds from asset disposals	64,576	45,839	8,056
Cash received on consolidation of Cia AIX	1,906	—	—

Cash (used in) investing activities	(1,278,294)	(1,613,622)	(4,525,793)

Cash flow from financing activities:
Loans repaid	(3,134,122)	(3,306,301)	(1,327,059)
New loans obtained	2,299,236	2,123,677	3,057,723
CTBC/CETERP dissident shareholders	—	(2,862)	(794)
Cash paid on spin-off of Telefônica Data Brasil Holding SA	—	—	(60,022)
Dividends paid	(3,139,150)	(1,490,129)	(809,381)

Cash provided by (used in) financing activities	(3,974,036)	(2,675,615)	860,467

Increase in cash and cash equivalents	(275,708)	284,342	109,262
Cash and cash equivalents at beginning of year	490,640	206,298	97,036

Cash and cash equivalents at end of year	214,932	490,640	206,298

(a)	See supplementary cash flow information in Note 11.

The accompanying notes are an integral part of these consolidated financial statements.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2003, 2002 and 2001

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

1. Operations and background

a. Formation of the Company, its controlling shareholders and corporate restructuring

Telecomunicações de São Paulo S.A. - Telesp (formerly Telesp Participações S.A. - TelespPar - “TelespPar”), hereafter denominated as the “Company” or “Telesp”, was formed pursuant to article 189 of Law No. 9,472/97 of the General Telecommunications Law based on Decree No. 2,546 on April 14, 1998, as part of the spin-off of Telebrás. The Company is controlled by Telefónica S.A., which as of December 31, 2003 holds, directly and indirectly, 84.71% of the common shares and 88.90% of the preferred shares of the Company.

The Company is registered with the Brazilian Securities Commission (CVM) as a publicly-held company and its shares are traded on the São Paulo Stock Exchange (BOVESPA). The Company is also registered with the Securities and Exchange Commission - SEC, in the United States of America, and its American Depository Shares - ADSs, level II, are traded on the New York Stock Exchange - NYSE.

The Company’s activities are regulated by the Federal regulatory authority, the National Telecommunications Agency (ANATEL), in accordance with the the terms of the concession granted by the Federal Government up to December 31, 2005, which may be renewed for another period of 20 years.

The Company is a concessionaire of the fixed-switch telephone service (STFC) of region 3, which comprises the State of São Paulo, in sectors 31, 32 and 34 established in the General Concession Plan (PGO).

b. The telecommunications services subsidiaries and associated companies

Subsidiaries

On October 29, 1999, the wholly-owned subsidiary Assist Telefônica S.A. was formed as a closely-held company, mainly engaged in providing the following services: technical assistance for installation, operation and maintenance of internal telephony, data and IT networks; value-added services, including those related to internet content, connection and access, as well as technology services and all the necessary support related to the internet; installation, operation and maintenance of internet, intranet and extranet solutions; sale, rent and maintenance of general telecommunications and IT equipment and devices.

On December 22, 1999, the Company acquired from the municipality of Ribeirão Preto, in a public auction, the controlling shares of Centrais Telefônicas de Ribeirão Preto S.A. - Ceterp (“Ceterp”), and its subsidiary Ceterp Celular S.A. On October 4, 2000, in accordance with the rules established in the privatization process, the Company concluded the acquisition, through public offering, of the common and preferred shares from minority shareholders. After these acquisitions, the Company then held 96.97% of the preferred shares and 99.85% of the common shares of Ceterp. On November 27, 2000, in accordance with the rules applicable to the Brazilian telecommunications market, Ceterp sold its subsidiary Ceterp Celular S.A. Additionally, on November 30, 2000, Ceterp was merged into the Company.

On August 3, 2000, the wholly-owned subsidiary Telefônica Empresas S.A. was formed, with operations related to packet-switched data network service. On November 24, 2000, the Company made a capital increase in the subsidiary with cash and through property items related to the packet-switched data network service, including the transfer of the authorization to explore this service.

On January 30, 2001, Telefônica Data Brasil Holding S.A. was formed, resulting from a partial spin-off of the Company’s net assets. These assets were represented by the investment in the wholly-owned subsidiary Telefônica Empresas S.A. and accounts receivable. The objective of the formation of Telefônica Data Brasil Holding S.A. was to segregate operating activities related to packet-switched data network services, due to the operating and administrative restructuring in 2000.

Associated companies

Aliança Atlântica Holding B.V., a company formed under the laws of Netherlands in Amsterdam, is a joint venture constituted in 1997 by Telebrás and Portugal Telecom, where Telebrás held a 50% share ownership

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2003, 2002 and 2001

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

and Portugal Telecom held the remaining 50%. As a consequence of the spin-off of Telebrás on February 1998, its share ownership in Aliança Atlântica was transferred to the Company. Currently, the Company holds a 50% interest in the share ownership of Aliança Atlântica and Telefónica S.A. holds the remaining 50%.

Companhia AIX de Participações was formed in 2001 through a capital contribution of 32% made by the Company with advances to Barramar S.A., which were recorded under property, plant and equipment for the direct and indirect development of activities related to the construction, conclusion and operation of underground networks for fiber optics ducts. In November and December 2003, Companhia Aix de Participações underwent several corporate restructurings, in which the Company became the holder of 50% of its capital.

2. Presentation of the financial statements

a. Presentation of consolidated financial statements as of and for the years ended December 31, 2003, 2002 and 2001

The consolidated financial statements include the accounts and transactions of: (i) the Company, as the operating company for telecommunication services; (ii) its wholly-owned subsidiary Assist Telefônica S.A.; (iii) its consolidated associated companies Aliança Atlântica Holding B.V., since June 2000, and Companhia AIX de Participações, which started being proportionally consolidated as from January 1st, 2003 considering the ownership held in each period of the year. All material intercompany accounts and transactions have been eliminated in consolidation.

The presentation of the consolidated financial statements is consistent with the presentation of the published financial statements of the Company except for certain reclassifications and changes in terminology within the consolidated balance sheets and the consolidated statements of income which have been made to conform the previously published financial statements to the 2003 presentation.

b. Methods of presentation of the Financial Statements

Until December 31, 1995, publicly-traded companies in Brazil were required to prepare financial statements pursuant to two methods: (i) the corporate law method, which was and remains valid for all legal purposes, including the basis for determining income taxes and calculation of mandatory minimum dividends; and (ii) the constant currency method, to present supplementary price-level adjusted financial statements, pursuant to standards prescribed by the Brazilian Securities Commission (CVM).

(i) The Corporate Law Method

The corporate law method provided a simplified methodology for accounting for the effects of inflation until December 31, 1995. It consisted of restating permanent assets (property, plant and equipment, investments and deferred charges) and stockholder’s equity accounts using indices mandated by the Federal Government. The net effect of these restatements was credited or charged to the statement of operations in a single caption, usually entitled “Monetary correction adjustments” or “Inflation adjustments”.

(ii) The Constant Currency Method

Under the Constant Currency Method, all historical Brazilian real amounts in the financial statements and notes thereto are expressed in constant purchasing power as of latest balance sheet date, in accordance with standards prescribed by the CVM for publicly traded entities.

c. Change in Presentation of Financial Statements

The accompanying consolidated financial statements were prepared in accordance with accounting practices emanating from Brazilian corporate law (“BR CL”), standards applicable to concessionaries of public

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2003, 2002 and 2001

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

telecommunications services, and accounting standards and procedures established by the Brazilian Securities Commission – CVM, which includes monetary restatement of permanent assets and shareholder’s equity through December 31, 1995.

In accordance with the discussion paper issued by International Task Force of the American Institute of Certified Public Accountants (AICPA), since 2000 Brazilian companies have been allowed to prepare financial statements in accordance with BR CL as the primary basis of accounting in filings with the U.S. Securities Exchange Commission. Previously, presentation in constant purchasing power was mandatory.

In order to conform the financial statements for the use of its shareholders in the United States to the same basis used in the primary market in Brazil, the management of the Company has elected to present its financial statements in accordance with BR CL.

All periods have been presented in accordance with BR CL, since a change in the reporting currency requires the restatement of all periods presented.

d. Summarized financial statements for the two prior years under Constant Currency Method

The summarized financial statements, previously filed for the prior two years for balance sheet and three years for income statements under Brazilian GAAP, including the Constant Currency Method, are presented below:

	December 31,
	2002	2001
Assets
Current assets	4,703,820	3,665,493
Noncurrent assets	1,023,528	1,324,051
Permanent assets	19,328,251	21,471,451

Total assets	25,055,599	26,460,995

Liabilities and Shareholders’ equity
Total current liabilities	5,264,066	6,251,993
Total noncurrent liabilities	3,528,790	3,110,219
Total shareholders’ equity	16,260,233	17,096,273
Total funds for capitalization	2,510	2,510

Total liabilities and shareholders’ equity	25,055,599	26,460,995

	Years ended December 31,
	2002	2001
Income Statement
Net operating revenue	10,088,114	9,048,848
Cost of goods and services	(6,639,981)	(5,788,207)

Gross profit	3,448,133	3,260,641
Income before taxes and minority interest	385,113	867,788
Net income for the year	456,518	930,845

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2003, 2002 and 2001

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

Reconciliation of net income and shareholders’ equity balances between corporate law and constant currency method is as follows:

	2002	2001
Net income under BRCL	1,075,872	1,576,305
(-) realization of assets (depreciation, amortization and write-offs)	(938,415)	(977,970)
(-) inflationary losses	—	—
(+) reversal of deferred taxes	319,061	332,510
(-) minority interest	—	—

(=) net income under Brazilian GAAP	456,518	930,845

2002
Shareholders’ equity as of December 31 under BRCL	14,482,637
(+) balance remaining from the constant currency method through December 31, 2000	2,693,783
(-) deferred taxes	(916,187)

(=) shareholders’ equity according to Brazilian GAAP	16,260,233

3. Summary of the principal accounting practices

a. Cash and cash equivalents

Cash equivalents are considered to be all highly liquid temporary cash investments with original maturity dates of three months or less. These investments are meant to be held until maturity and are recorded at cost, plus income earned to the balance sheet date.

b. Trade accounts receivable

Trade accounts receivable from telecommunication services are stated at the tariff amounts on the date of rendering the service. This caption also includes accounts receivable from services rendered but not billed at the balance sheet date.

c. Allowance for doubtful accounts

Provision is made for trade accounts receivable for which recovery is considered improbable.

d. Foreign currency transactions

Transactions in foreign currency are recorded at the prevailing exchange rate at the date of the transaction. Foreign currency denominated assets and liabilities are translated using the exchange rate at the balance sheet date. Exchange differences are recognized in income, when incurred.

e. Inventories

Inventories are stated at average acquisition cost, net of allowance for reduction to realizable value, and segregated into network expansion and maintenance/sale inventories. Inventories for use in network expansion are classified as “Construction in progress” under “Property, plant and equipment”. Inventories for resale or maintenance are classified as “Inventories” in current assets.

f. Investments

Investments in subsidiaries are consolidated. Other investments are recorded at cost, less an allowance for probable losses, when considered necessary. As from January 1st, 2003, the jointly owned subsidiary Cia Aix de Participações has benn consolidated under the proportional method of consolidation.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2003, 2002 and 2001

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

g. Property, plant and equipment, net

Property, plant and equipment are stated at acquisition and/or construction cost, less accumulated depreciation. Improvement and repair costs when increasing installed capacity or operating life are capitalized; otherwise, these costs are charged to expense in the statements of income as incurred. Materials allocated to specific projects are added to construction-in-progress. Depreciation is calculated under the straight-line method based on the estimated useful lives of the assets and as determined by the public telecommunications service regulations. The principal depreciation rates are shown in Note 17.

h. Deferred charges

Deferred charges comprised of: (i) preoperating expenses stated at cost, amortized over a period of five years, (ii) goodwill on acquisition of investment subsequently merged, amortized over a period of five years and (iii) goodwill on acquisition of IP network, amortized over a period of ten years. See Note 18.

i. Accrued vacations

Amounts related to vacations due to employees are accrued in proportion to the period the employee is entitled to vacation.

j. Income and social contribution taxes

Corporate income and social contribution taxes are accounted for on the accrual basis. Deferred taxes attributable to temporary differences and tax loss carryforwards are recognized as assets on the assumption of future realization, within the parameters established by CVM Instruction No. 371/02.

k. Loans and financing

Loans and financing include accrued interest to the balance sheet date.

l. Reserve for contingencies

Recognized for those cases in which an unfavorable outcome is considered probable at the balance sheet date.

m. Revenue recognition

Revenues related to services rendered are accounted for on the accrual basis. Revenue unbilled from the date of the last billing until the date of the balance sheet is recognized in the month the service is rendered. Revenue from the sales of cards for public phones is deferred and recognized in income as the cards are utilized.

n. Financial income (expense), net

Represents interest, monetary and exchange variations arising from financial investments, loans and financing obtained and granted, as well as the results of derivative operations.

o. Research and development

Beginning January 1, 2001, the Company capitalizes research and development expenses and amortizes such costs over 5 years. Prior to 2001, the Company expensed research and development as incurred. In 2003, 2002 and 2001, the Company capitalized research and development costs of R$11,578, R$11,582 and R$24,982, respectively. At December 31, 2003, 2002 and 2001, the Company had R$29,959, R$26,847 and R$ 21,898, respectively, of deferred research and development recorded as a component of property, plant and equipment in the consolidated balance sheets, net of accumulated amortization of R$18,183, R$9,717 and R$3,084, respectively.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2003, 2002 and 2001

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

p. Advertising expenses

Advertising expenses are charged to selling expense as incurred. Advertising expenses were R$155,377, R$128,375 and R$109,289 in 2003, 2002 and 2001, respectively.

q. Pension and other postretirement benefit

The Company sponsors an entity that provides pension and other post-retirement benefits to employees through a multi-sponsored plan. Actuarial liabilities were calculated using the projected unit credit method, as provided by CVM Resolution No. 371/00. Other considerations related to these plans are described in Note 26.

r. Derivatives

On exchange options, the premium paid is amortized over the term of the agreement and the temporary result is recorded in the financial statements. Gains or losses on derivatives are recorded monthly in income. The balances of derivative operations (exchange swaps and exchange options) are described in Notes 8 and 31.

s. Earnings per thousand shares

Calculated based on the number of shares outstanding at the balance sheet date.

t. Use of estimates

The preparation of the consolidated financial statements requires management to make estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the balance sheet date, as well as the reported amounts of revenues and expenses during the periods reported. Actual results could differ from those estimates.

4. Net operating revenue

	2003	2002	2001
Local services:
Monthly subscription charges	4,242,106	3,785,574	3,205,500
Installation fees	104,301	110,567	242,858
Measured service charges	3,017,552	2,636,976	2,439,430
Public telephones	246,861	186,568	175,948

Total	7,610,820	6,719,685	6,063,736

Long-distance services:
Intraregional	1,821,252	1,347,506	1,208,827
Interregional	638,702	255,482	—
Internacional	100,901	39,525	—

Total	2,560,855	1,642,513	1,208,827

Data transmission	585,404	437,553	372,127
Network services	4,654,342	4,176,295	3,884,363
Products sold	22,518	19,040	50,323
Other	788,028	682,011	619,611

Total gross operating revenue	16,221,967	13,677,097	12,198,987
Value added and other indirect taxes	(4,321,402)	(3,571,921)	(3,121,175)
Discounts	(95,806)	(17,062)	(28,964)

Net operating revenue	11,804,759	10,088,114	9,048,848

On June 26, 2003, through Notices No. 37,166 and No. 37,167, ANATEL approved tariff adjustments for fixed-switch telephone service (STFC), based on criteria established in the local and domestic long-distance concession contracts, effective June 30, 2003, except for the former Ceterp’s region which was July 3, 2003. The local basic plan had an average increase of 28.75%, including a productivity gain of 1%, while the maximum net

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2003, 2002 and 2001

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

tariffs for the long-distance services basic plan had an average increase of 24.84%, including a productivity gain of 4%, as established in the concession contract. The net charges for other STFC services and products were increased by 30.05% on average. However, a preliminary court order annulled ANATEL’s resolutions and stipulated the IPC-A (Extended Consumer Price Index), of approximately 17%, in lieu of the IGP-DI (General Price Index—Internal Availability) for the calculation set forth in clauses 11.1 and 11.2 of the public telephone service concession contracts. This court order is subject to appeals; however, it continues in force.

On July 6, 2003, the wireless operators implemented the Carriers Selection Code (CSP) on national (VP2 and VP3) and international long distance calls, according to SMP (Personal Mobile Service) rules. The Company started recognizing revenues from these services and paying, in turn, wireless operators for the use of their networks.

5. Cost of goods and services

	2003	2002	2001
Depreciation and amortization	(2,616,455)	(2,646,847)	(2,208,643)
Network interconnection	(2,835,853)	(1,979,067)	(1,636,080)
Outsourced services	(786,365)	(614,355)	(637,741)
Personnel	(255,521)	(297,243)	(226,525)
Materials	(42,124)	(35,784)	(54,263)
Cost of products sold	(16,618)	(10,889)	(28,140)
Other	(161,563)	(185,597)	(105,018)

	(6,714,499)	(5,769,782)	(4,896,410)

6. Operating expenses

a. Selling expense:

	2003	2002	2001
Outsourced services	(595,935)	(434,977)	(315,515)
Provision for doubtful accounts	(441,796)	(371,188)	(306,894)
Personnel	(155,289)	(132,585)	(136,110)
Materials	(47,589)	(43,292)	(53,960)
Depreciation and amortization	(7,111)	(2,162)	(2,310)
Other	(38,457)	(25,700)	(19,763)

	(1,286,177)	(1,009,904)	(834,552)

b. General and administrative expense:

	2003	2002	2001
Outsourced services	(459,803)	(478,436)	(405,251)
Personnel	(252,782)	(169,619)	(251,714)
Depreciation and amortization	(199,212)	(160,708)	(132,576)
Materials	(11,473)	(17,414)	(19,035)
Rental and insurance	(30,243)	(10,270)	(35,101)
Other	(10,412)	(3,420)	(18,183)

	(963,925)	(839,867)	(861,860)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2003, 2002 and 2001

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

7. Other operating expense, net

	2003	2002	2001
Taxes other than income taxes	(224,208)	(141,820)	(109,703)
Technical and administrative services	45,237	38,775	16,549
Provision for contingencies	(273,201)	(31,695)	(70,406)
Late fees on telecommunication services and other	91,795	78,201	98,652
Recovered expenses	31,629	27,147	53,954
Amortization of goodwill on the acquisition of CETERP	(32,043)	(32,043)	(32,043)
Commissions on voice and data communication services (a)	(90,541)	(98,248)	(83,211)
Allowance for reduction to market value of inventories	(33,998)	(256,338)	—
Other	92,804	58,856	(131,494)

	(392,526)	(357,165)	(257,702)

(a)	Refers mainly to commissions to Telefônica Empresas S.A.

8. Financial expense, net

	2003	2002	2001
Financial income	244,605	157,905	119,203
Financial expense	(500,264)	(475,086)	(351,356)
Exchange/monetary variations	807,669	(1,655,714)	(294,358)
Derivative transactions	(1,182,206)	1,218,026	190,773

	(630,196)	(754,869)	(335,738)

9. Nonoperating income (expense), net

	2003	2002	2001
Gain (loss) on permanent assets disposals	(12,546)	(23,696)	(37,802)
Provision for losses on investments	—	(48,800)	—
Gain on change equity interest - Cia AIX Participações	25,449	—	—
Other income (expense)	37,122	39,497	20,974

	50,025	(32,999)	(16,828)

10. Income and social contribution taxes

Brazilian income taxes comprise federal income tax and social contribution tax. For the three-year period ended December 31, 2003 the income tax rate was 25% and social contribution tax rate was 9%. The tax expense and taxes on temporary differences, tax loss, and social contribution tax loss carryforwards were calculated using the rate of 34%.

The composition of income tax expense is as follows:

	2003	2002	2001
Income tax expense
Current:
Income tax	(60,723)	(34,745)	(94,282)
Social contribution charge	(14,806)	(11,676)	(35,434)

Deferred:
Tax loss carryforwards	(41,688)	(21,621)	(54,935)
Other	(162,242)	(179,614)	(84,802)

Total income and social contribution tax expense	(279,459)	(247,656)	(269,453)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2003, 2002 and 2001

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

The following is a reconciliation of the amounts calculated by applying the combined statutory tax rates to the reported income before taxes and the reported income tax expense:

	2003	2002	2001
Income before taxes as reported in the accompanying financial statements	1,867,461	1,323,528	1,845,758

Tax charged at the combined statutory rate	(634,936)	(449,999)	(627,557)
Permanent additions:
Nondeductible expenses	(21,305)	(3,974)	(3,973)
Loss from changes in equity in subsidiaries	(345)	—	—
Permanent exclusions:
Interest on shareholders´ equity	374,000	198,993	360,533
Gain in equity holdings of subsidiaries and other	—	5,341	1,544
Incentives and other	3,127	1,983	—

Income and social contribution taxes as reported in the accompanying financial statements	(279,459)	(247,656)	(269,453)

Effective rate	15.0%	18.7%	14.6%

In 2003, 2002 and 2001, the Company treated part or all of its dividends as interest on shareholders´ equity. As a result, under Brazilian tax law, it was entitled to treat this part of the dividend as a deduction for income tax purposes.

The composition of deferred tax assets and liabilities is as follows:

	2003	2002
Deferred tax assets
Tax loss carryforwards (a)	156,844	198,532
Reserve for contingencies	230,449	121,233
Tax credit on amortization of goodwill (b).	219,680	483,297
Pension and other postretirement benefits	28,015	49,329
Other	294,789	286,853

Total (Note 14)	929,777	1,139,244

Deferred tax liabilities:
Additional indexation expense until 1990	33,753	39,291

Total	33,753	39,291

(a) Deferred tax loss carryforwards

At December 31, 2003, the Company had assets of R$156,844, representing income and social contribution tax loss carryforwards of R$461,516 and R$460,722 (remaining balances from December 31, 1999), respectively. According to the tax legislation in force, the tax loss carryforwards have no expiration and can be offset against future taxable income, up to the annual limit of 30% of these future profits. Accordingly, to utilize the existing income and social contribution tax loss carryforwards, it will be necessary to generate taxable income of R$1,538,387 and R$1,535,740 respectively.

(b) Merged tax credit

The corporate restructuring in 1999 was carried out to effectively transfer the tax benefits related to the goodwill paid by Tele Brasil Sul Participações S.A.-TBS (currently SP Telecomunicações Holding Ltda) in the privatization of the Company in an effort to ensure their realization. The restructuring was in essence a transfer of the tax benefits; however, for local tax purposes it involved a series of spin-offs and mergers.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2003, 2002 and 2001

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

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

For the Company’s corporate and tax purposes, the tax benefit is recorded in two separate components, comprised of the related goodwill transferred and the related reserve for the maintenance and integrity of the merged company’s equity. These amounts are recorded net in the balance sheet as a deferred tax asset, presented as part of deferred and recoverable taxes as follows:

Balance sheet account	2003	2002
Goodwill-net of amortization	665,698	1,464,536
Reserve-net of amortization	(446,018)	(981,239)

Net deferred tax benefit (Note 10)	219,680	483,297

Income statement accounts	2003	2002
Goodwill amortization	(798,838)	(798,838)
Reversal of reserve	535,221	527,233
Tax benefit	271,605	271,605

Effect on net income	7,988	—

For purposes of calculation of the tax credit arising from the merger, the tax rates applied were 25% for income tax and 8% for social contribution tax, in accordance with the tax legislation in force on the merger date. Due to the change introduced by Law No. 10,637/02, effective in 2003, the social contribution tax rate is 9%.

Due to this change, as shown above, the amortization of goodwill, net of reversal of the related reserve and the corresponding tax credit, in 2003, resulted in an increase in net income and, consequently, in the calculation basis for mandatory minimum dividends.

The net amount of R$219,680 which, in essence, represents the merged tax credit, was recorded in the balance sheet in current assets in 2003 (R$271,605 in current assets and R$211,692 in noncurrent assets as of December 31, 2002), under the caption “Deferred and recoverable taxes”. Amortization of goodwill, reversal of the reserve and the corresponding tax credit are included as “Other operating expense, net” in the statements of income.

(c) Realization of tax credit

On November 25, 1999, SP Telecomunicações Holding S.A. (currently SP Telecomunicações Holding Ltda.) assumed the commitment to reimburse the Company in case the tax benefit derived from the goodwill amortization is not fully used within the 60-month period set forth for the use of the benefit. The assumed commitment was limited to the refund of the estimated tax benefit amount not used. At the end of the estimated 60-month period, in case the final balance is positive or zero, no amount will be refunded by SP Telecomunicações Holding Ltda. Accordingly, no amount related to the refund was recorded in the Company’s assets as of December 31, 2003, since management believes that the tax benefit will be fully used in the 60-month period set forth for the goodwill amortization.

(d) Composition of tax liabilities:

	2003	2002
Social contribution tax payable	23,409	12,606
Federal income tax payable	62,680	33,813
Deferred tax liabilities	33,753	39,291

Total	119,842	85,710

Current	88,469	48,845
Noncurrent	31,373	36,865

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2003, 2002 and 2001

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

11. Supplementary cash flow information

	2003	2002	2001
Income and social contribution taxes paid	164,816	71,315	323,296
Interest paid	369,022	290,045	182,373
Provisions for contingencies paid	11,367	47,979	24,857
Noncash transactions:
Donations and subsidies for investments	1,302	2,415	1,702
Capital decrease from spin-off Telefônica Data Brasil Holding S.A	—	—	207,799

12. Cash and cash equivalents

	2003	2002
Bank accounts	41,524	32,372
Short-term investments	173,408	458,268

	214,932	490,640

All cash and cash equivalents are denominated in Brazilian reais.

13. Trade accounts receivable, net

	2003	2002
Billed amounts	2,108,355	1,648,967
Accrued unbilled amounts	897,304	734,578

Gross accounts receivable	3,005,659	2,383,545
Allowance for doubtful accounts	(574,685)	(401,494)

Total	2,430,974	1,982,051

	2003	2002
Current	1,756,359	1,423,460
Past-due – 1 to 30 days	420,359	355,584
Past-due – 31 to 60 days	144,137	107,255
Past-due – 61 to 90 days	67,829	39,795
Past-due – 91 to 120 days	52,493	24,880
Past-due – more than 120 days	564,482	432,571

	3,005,659	2,383,545

The Company has balances receivable and payable under negotiation with Embratel (long-distance operator). Amounts receivable and payable are recorded based on estimates prepared by the Company; significant changes to such amounts are not expected. Amounts receivable under discussion with Embratel are shown as current in the table above, amounting to R$68,258 as of December 31, 2003 and 2002.

Changes in the allowance for doubtful accounts was as follows:

	2003	2002	2001
Beginning balance	401,494	307,788	142,270
Provision charged to selling expense	441,796	371,188	306,894
Spin-off of Telefônica Data Brasil Holding S.A	—	—	(98)
Write-offs	(268,605)	(277,482)	(141,278)

Ending balance	574,685	401,494	307,788

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2003, 2002 and 2001

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

14. Deferred and recoverable taxes

	2003	2002
Withholding tax	106,906	88,207
Prepaid income tax	148,496	87,068
Prepaid social contribution tax	85,401	39,532
Deferred income tax assets (Note 10)	929,777	1,139,244
State VAT (ICMS) (a)	300,323	346,205
Sales and other taxes	563	1,043

	1,571,466	1,701,299

Current	1,130,367	1,003,093
Noncurrent	441,099	698,206

(a) State VAT (ICMS)

Refers to credits on the acquisition of the property, plant and equipment items which are available to offset State VAT (ICMS) taxes payable generated from service revenues. The utilization of these credits, however, is generally limited to 1/48th of the credit amount per month.

15. Other assets

	2003	2002
Maintenance inventories:
Consumable stores	132,580	169,332
Resale items	168,823	256,714
Scrap	442	779
Public telephone prepaid cards	6,959	1,861
Allowance for reduction to market value (a)	(183,370)	(235,187)

Subtotal	125,434	193,499
Onlending of financing in foreign currency	4,641	5,977
Receivables from related parties	150,135	50,459
Amounts linked to National Treasury securities	7,671	6,683
Prepayments	53,351	45,679
Recoverable advances	71,516	86,860
Tax incentive investments, net of allowance	411	411
Escrow deposits	280,853	197,422
Amounts for capitalization:
Cost	—	96,513
Allowance for losses	—	(48,800)

Subtotal	—	47,713
Receivables from Barramar S.A (b)	88,588	—
Receivables from sale of properties	22,060	—
Other	18,613	28,135

	823,273	662,838

Current	344,892	337,516
Noncurrent	478,381	325,322

(a)	The allowance for reduction to market value of resale items was based on a combination of factors that affected the telecommunications sector during the year.

(b)	Refer to receivables from Barramar S.A., in the amount of R$137,388, recorded by the Company, net of allowance for losses in the amount of R$48,800, to cover probable losses on realization of receivables (see Note 16).

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2003, 2002 and 2001

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

16. Investments

	2003	2002
Investments carried at cost:
Portugal Telecom	146,939	147,931
Other companies	29,149	29,627
Allowance for losses	(12,685)	(13,163)

Tax incentive investments	15,164	15,164
Allowance for losses	(13,344)	(13,344)

Other investments	3,360	3,360
Allowance for losses	(3,220)	(3,220)

Investments carried under the equity method:
Companhia AIX de Participações	—	6,638

	165,363	172,993

Additional information

•	Companhia Aix de Participações

Barramar S.A., which was incorporated with the implementation of the Barramar project, through contracts with several highway concessionaires, was committed to build an underground network of fiber optics ducts. According to these contracts, Barramar agreed to make available part of the network and make payments to the concessionaires. However, due to financial difficulties, Barramar failed to comply with certain clauses of the contracts with suppliers and concessionaires. Accordingly, in order to proceed with the activities related to the construction and subsequent sale of that network infrastructure, in 2001, a private instrument for credit assignment and other agreements was signed, according to which receivables of R$94,505 from Barramar became due by Companhia Aix de Participações to be paid through issuance of shares of the latter, through which that company was formed.

On November 19, 2003, the Company, together with other controlling shareholders (Alcatel Telecomunicações S.A. and Pegasus Telecom S.A.), approved the economic valuation of Companhia Aix de Participações, prepared by an independent firm, which included receivables from Barramar S.A., the realization of which is dependent upon the future profitability of Consórcio Refibra. The profitability of the consortium will result from contracts for use of the Company’s own infrastructure networks and those of Pegasus Telecom S.A. Based on this projection, the Board of Directors of Companhia Aix de Participações approved, on November 20, 2003, the recognition of an allowance for losses of R$157,400.

On December 16, 2003, Alcatel Telecomunicações S.A. sold its ownership interest to the Company and Pegasus Telecom S.A. As a result of this transaction, the Company acquired an additional 20.7% interest in that company, recording a negative goodwill of R$17,470. At the same time, the Company and Pegasus Telecom S.A. increased the capital of Companhia Aix de Participações, through receivables from the latter in the amounts of R$105,752 and R$59,816, respectively. Accordingly, the Company is now the holder of a 50% interest in Companhia Aix de Participações.

The negative goodwill on the acquisition of shares of Companhia Aix de Participações recorded by the Company was allocated to “Deferred income” in the consolidated balance sheet. The discount is based on the expectation of future profitability, amortized over five years.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2003, 2002 and 2001

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

17. Property, plant and equipment, net

a. Composition:

		2003
	Annual Depreciation Rates %	Cost	Accumulated Depreciation	Net Book Value
Construction-in progress	—	313,317	—	313,317
Automatic switching equipment	12.50	15,298,905	(10,396,203)	4,902,702
Transmission and other equipment	10.00	11,131,612	(7,176,540)	3,955,072
Transmission equipment – modems	20.00	493,952	(324,983)	168,969
Underground and marine cables, poles and towers	5.00 to 6.67	387,234	(183,997)	203,237
Subscriber, public and booth equipment	12.50	1,654,750	(809,105)	845,645
Electronic data processing equipment	20.00	440,971	(343,739)	97,232
Land	—	257,170	—	257,170
Buildings and underground cables	4.00	6,232,341	(2,960,301)	3,272,040
Other assets	10.00 to 20.00	1,192,939	(472,829)	720,110

		37,403,191	(22,667,697)	14,735,494

		2002
	Annual depreciation rates %	Cost	Accumulated Depreciation	Net Book Value
Construction-in progress	—	530,661	—	530,661
Automatic switching equipment.	12.50	14,777,948	(9,056,767)	5,721,181
Transmission and other equipment	10.00	10,931,127	(6,508,272)	4,422,855
Transmission and other equipment	20.00	446,474	(242,936)	203,538
Underground and marine cables, poles and towers	5.00 to 6.67	378,135	(168,482)	209,653
Subscriber, public and booth equipment	12.50	1,510,588	(637,686)	872,902
Electronic data processing equipment	20.00	432,942	(301,337)	131,605
Land	—	243,918	—	243,918
Buildings and underground cables	4.00	6,197,243	(2,766,218)	3,431,025
Other assets	10.00 to 20.00	772,260	(316,732)	455,528

		36,221,296	(19,998,430)	16,222,866

Concession assets

The STFC Concession Agreement in effect ensures the right to its renewal for an additional 20 years, that is, through December 31, 2025. The current STFC Concession Agreement expires on December 31, 2005; the concession is free of charge. The new STFC Concession Agreement will be valid from January 1, 2006 to December 31, 2025, on a chargeable basis, as described below.

Financial commitments (maintenance and investment) are those derived from Universalization (PGMU) and Quality (PGMQ) obligations.

The following commitments are also provided for:

•	FUST (1% of net revenue);

•	FUNTTEL (0.5% of net revenue);

•	FISTEL fees on telecommunications stations, for both installation and operation, in proportion to stations in service;

•	All risk insurance for all and every Concession asset;

•	Insurance for maintenance of the economic conditions for continuity of service;

•	Insurance for guarantee of compliance with quality and universalization obligations.

It is expected that, effective in 2006, the obligations will require the payment of 2% of prior-year revenue, net of taxes and social contributions, as concession charges. The first installment will be due on April 30, 2007 and subsequently every 24 months.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2003, 2002 and 2001

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

Reversible assets

The Concession Agreement establishes that every asset held by the Company that is essential for providing the services described in said agreement should be considered reversible and comprise the assets of the respective concession. These assets will automatically revert to ANATEL upon the concession agreement expiration. As of December 31, 2003, the net book value of reversible assets is estimated at R$11,850,521 (R$13,346,578 in 2002), comprised of switching and transmission equipment, terminals for public use, external network equipment, energy equipment and system and operation support equipment.

b. Rentals

The Company rents equipment and premises through agreements that expire at different dates and the monthly rental payments are at an equal amount for the period of the contract, annually restated. Total annual rent expense under these agreements was as follows:

	2003	2002	2001
Rent expense	189,934	183,994	128,077

Rental commitments related primarily to facilities where the future minimum rental payments under leases with remaining noncancellable terms in excess of one year are:

Year ended December 31,
2004	17,016
2005	6,962
2006	543

Total minimum payments	24,521

c. Guarantees

The Company has property items of R$98,375 pledged as a guarantee of legal proceedings as of December 31, 2003.

18. Deferred charges

Deferred charges as of December 31, 2003 and 2002 are comprised as follows:

	2003	2002
Preoperating expenses
Cost	65,240	81,735
Accumulated amortization	(20,644)	(8,592)

	44,596	73,143
Merged goodwill – Ceterp S.A.
Cost	187,951	187,951
Accumulated amortization	(126,610)	(94,567)

	61,341	93,384
Goodwill on the acquisition of the IP network
Cost	72,561	71,198
Accumulated amortization	(7,256)	—

	65,305	71,198
Other
Cost	12,059	—
Accumulated amortization	(1,984)	—

	10,075	—

Total	181,317	237,725

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2003, 2002 and 2001

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

Preoperating expenses refer to costs incurred during the preoperating stage for long-distance services; amortization began in May 2002, which is being amortized over a period of 60 months.

The goodwill paid on the acquisition of Ceterp S.A. is presented in deferred charges due to that company’s subsequent merger on November 30, 2000. The period for amortization of the goodwill, based on the expectation of future profitability, is 60 months.

The goodwill on acquisition of the IP network in December 2002 refers to the acquisition of the assets and customer portfolio for the “IP Comutado” and “Speedy Link” services of Telefônica Empresas S.A. The portion of the price in excess of the book value of property, plant and equipment items was treated as goodwill and recorded in deferred charges. According to the appraisal report, this goodwill, the economic basis of which is the expected future profitability, is amortizable over 120 months.

19. Payroll and related accruals

	2003	2002
Wages and salaries	17,929	18,446
Accrued social security charges	55,495	60,846
Accrued benefits	4,606	4,593
Payroll withholdings	10,325	7,856

	88,355	91,741

20. Accounts payable and accrued expenses

	2003	2002
Amounts payable to suppliers
In local currency	1,045,799	864,210
In foreign currency	40,846	74,857
Accrued expenses.	202,289	136,721

	1,288,934	1,075,788

21. Taxes other than income taxes

	2003	2002
Value-added taxes	552,418	448,478
Other indirect taxes on operating revenues	55,907	48,193
Other	15,771	13,011

	624,096	509,682

22. Dividends payable

	2003	2002
Payable by Telesp to:
Controlling shareholders	818,881	525,781
Minority shareholders	457,782	252,151

	1,276,663	777,932

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2003, 2002 and 2001

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

23. Loans and financing

	Currency	Annual Interest rate %	Maturity	2003	2002
Mediocrédito	US$	1.75	2004	8,690	13,118
Mediocrédito	US$	1.75	2005 to 2014	82,554	110,902
CIDA	CAN$	3.00	2004	1,025	685
CIDA	CAN$	3.00	2005	475	817
Comtel	US$	10.75	2004	895,652	1,095,323
Loan agreement (a)	R$	CDI + 2.75	2005	15,540	—
Other loans in foreign currency				1,828,258	2,739,147
Loan in local currency (b)	R$	CDI + 2.75 and CDI + 2.80	2004	15,814	—
Promissory note in local currency	R$	CDI		—	400,000
Accrued interest			2004	113,463	165,958
Accrued interest			2005 to 2014	15,678	60,447

				2,977,149	4,586,397

Current				1,982,062	2,471,429
Long-term				995,087	2,114,968

(a)	Refers to loans between Companhia Aix de Participações and Pegasus Telecom S.A., whose consolidated balance represents 50% of the total balance.
(b)	Refers to loans from financial institutions for financing of Companhia Aix de Participações’ working capital, which the Company is the guarantor.

CDI – Interbank deposit rates

a. Other loans in foreign currency

The composition of other loans in foreign currency is as follows:

	Currency	Annual interest rate -%	Maturity	2003
Resolution No. 2,770	US$	2.38 to 15.45	2004	417,897
Resolution No. 2,770	US$	3.70	2005	144,460
Resolution No. 4,131	US$	7.80	2004	57,784
Resolution No. 4,131	US$	LIBOR + 1.00 to 3.13	2004	115,568
Import financing	US$	7.11 to 9.17	2004	19,618
Import financing	US$	LIBOR + 0.25 to 3.00	2004	62,598
Debt assumption	US$	8.40 to 21.25	2004	139,981
Debt assumption	US$	8.62 to 27.50	2005	66,525
“Untied Loan” – JBIC	JPY	LIBOR + 1.25	2004	133,972
“Untied Loan” – JBIC	JPY	LIBOR + 1.25	2005 to 2009	669,855

				1,828,258

	Currency	Annual interest rate -%	2002
Resolution No. 2,770	US$	1.00 to 32.55	1,476,284
Resolution No. 2,770	JPY	1.05	360,596
Resolution No. 4,131	US$	7.34 to 8.50	205,461
Resolution No. 4,131	US$	LIBOR + 1.00 to 3.13	146,632
Import financing	US$	4.00 to 9.47	79,923
Import financing	US$	LIBOR + 0.25 to 1.75	80,422
Debt assumption	US$	4.55 to 27.50	389,829

			2,739,147

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2003, 2002 and 2001

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

b. Repayment schedule

Long-term debt as of December 31, 2003 is scheduled to be repaid as follows:

Maturity	Total
2005	385,338
2006	142,661
2007	142,661
2008	142,661
Thereafter	181,766

995,087

c. Guarantees

	Guarantor	2003	2002
Comtel – principal	Guaranteed by Telebrás	895,652	1,095,323
Comtel – accrued interest	Guaranteed by Telebrás	27,782	34,147
Mediocredito – principal	Guaranteed by Federal Government	91,244	124,020
Mediocredito – accrued interest	Guaranteed by Federal Government	655	884

		1,015,333	1,254,374

Current		932,779	47,465
Long-term		82,554	1,206,909

d. Debt acceleration risk

As of December 31, 2003, most of the Company’s loan and financing agreements contain restrictive clauses (covenants), typically applied to such agreements, relating to cash generation, debt ratios and other. These restrictive clauses have been fully complied with by the Company and do not restrict its capacity to conduct its regular business.

24. Other liabilities

	2003	2002
Employees’ profit sharing	74,071	40,862
Derivative transactions (Note 31)	359,482	—
Liabilities with related parties (Note 28)	77,500	65,227
Other	140,305	93,585

	651,358	199,674

Current	559,993	154,371
Long-term	91,365	45,303

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2003, 2002 and 2001

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

25. Reserve for contingencies

The Company, as an entity and also as the successor to the companies merged, and its subsidiaries are involved in labor, tax and civil proceedings filed with different courts. Company management, based on the opinion of its legal counsel, has recognized reserves for those cases in which an unfavorable outcome is considered probable, as follows:

Nature	2003	2002
Labor	179,208	116,640
Tax	484,517	241,607
Civil	62,157	46,414

Total	725,882	404,661

Current	49,408	37,502
Long term	676,474	367,159

The components of the charge included in the consolidated statements of income for contingent liabilities are as follows:

	2003	2002	2001
Additional provisions, net	273,201	31,695	70,406

25.1. Labor contingencies

The Company has various labor contingencies in the amount of R$1,712,312 at December 31, 2003, of which R$179,208 was reserved to cover probable losses.

These contingencies involve various actions, mainly related to wage differences, wage equivalence, overtime, employment relationship with employees of outsourced companies and job hazard premium, among others.

The following major lawsuits are pending:

•	A claim by a labor union representing 9,000 of our employees (SINTETEL) relating to an obligation under a collective labor agreement between us and SINTETEL providing for the delivery of certain studies on the productivity of Telebrás. Despite the fact that this was an “obligation to perform” (as opposed to an “obligation to deliver”), SINTETEL demanded the payment of unpaid salary balances in the amount of 4%, since January 1995, which was allegedly due as productivity compensation. The lawsuit was declared groundless in the first two judicial levels, and an interim appeal filed by SINTETEL is pending judgment. We made no provisions to this lawsuit as an unfavorable outcome is considered remote. We cannot estimate the amount involved at this point but expect it to be material.

•	A claim by a labor union representing the employees of CTBC (SINTETEL) relating to an obligation under a collective labor agreement between CTBC (which was merged into our company in November 1999) and SINTETEL providing for the delivery of certain studies on the productivity of Telebrás. Despite the fact that this was an “obligation to perform” (as opposed to an “obligation to deliver”), SINTETEL demanded the payment of unpaid salary balances in the amount of 4%, since January 1995, which was allegedly due as productivity compensation. The lawsuit was declared groundless in the first judicial level; however, the higher regional labor court reversed the decision. We appealed to the superior labor court. The involved amounts are approximately R$76.4 million. We made no provisions to this lawsuit as an unfavorable outcome is considered possible.

25.2. Tax contingencies

The Company has various tax contingencies in the amount of R$2,629,599 at December 31, 2003, of which R$484,517 was reserved to cover probable losses.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2003, 2002 and 2001

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

The principal tax contingencies for which the risks are considered remote, possible and probable by management and its legal counsel are as follows:

•	Claims by the National Institute of Social Security (INSS), amounting to R$561,700, referring to:

a.	Several legal proceedings for the collection of Seguro de Acidente de Trabalho (Workers Accident Insurance Compensation, or SAT) from January 1986 to June 1997, in the approximate amount of R$160.4 million. Based on a partially unfavorable court decision, our senior management decided to provision R$124.9 million relating to the portion of the total amount for which the likelihood of loss is probable. No provision was made for the balance, for which the likelihood of loss is possible.

b.	Legal proceedings filed by third parties’ employees alleging joint and several liability, who claim welfare contributions in the approximate amount of R$98.0 million. No provision was made for the balance, for which the likelihood of loss is possible.

c.	Discussion relating to certain amounts paid under our collective labor agreements, as a result of inflationary adjustments arising out of Planos Bresser and Verão, in the aggregate amount of R$120.6 million for which an unfavourable outcome is considered possible. Based on jurisprudence and a court decision for a similar proceeding involving one of our affiliates, our senior management decided to provision R$49.0 million relating to the portion of the total amount for which the likelihood of loss is probable.

d.	Notification demanding social security contributions, SAT and amounts for third parties (National Institute for Agrarian Reform and Colonization (INCRA) and Brazilian Mini and Small Business Support Agency (SEBRAE)) for the payment of various salary amounts for the period from January 1999 to December 2000, in the amount of approximately R$44.3 million. These lawsuits are in the lower court and at the administrative level, respectively. Our senior management decided to provision R$1,298 relating to the portion of the total amount for which the likelihood of loss is probable. No provision was made for the balance, for which the likelihood of loss is possible.

e.	Notification demanding social security contributions for joint liability in 1993, in the amount of approximately R$138.4 million, for which the risk is considered possible. No provision was made for this lawsuit. This process is at the 2nd administrative level.

•	Claims by the Finance Secretary of the State of São Paulo, totaling R$643,449, referring to:

f.	Assessments on October 31 and December 13, 2001, related to ICMS (State VAT) allegedly due on international long-distance calls amounting to approximately R$146,399 for the period from November to December 1996 and from January 1997 to March 1998, considered as a possible risk, and to R$156,494 for the period from April 1998 to December 1999, considered as a remote risk. The first claim is at the first administrative level and the second claim is at the second level.

g.	Assessment on February 29, 2000 demanding payment of the ICMS allegedly due on cell phone activation in the period from January 1995 to December 1997, plus fines and interest, amounting to approximately R$248,394, considered as a remote risk. The claim is at the first administrative level.

h.	Assessment on July 2, 2001 demanding the difference in ICMS paid without late-payment penalty, amounting to R$5,218, considered as a possible risk. The claim is in the lower court.

i.	Infraction notice related to the use of credits in the period from January to April 2002, in the amount of R$26,816, for which the risk is considered remote. The claim is at the second administrative level.

j.	Infraction notice related to the use of ICMS credits on acquisition of consumable materials, in the amount of R$9,728, for which the risk is considered possible. The claim is at the second administrative level.

k.	Infraction notice related to the non-reversal of ICMS credits in proportion to sales and exempt and non-taxed services in the period from January 1999 to June 2000, in addition to an ICMS credit unduly used in March 1999. The total amount involved is R$50,400. The risk is considered possible by legal counsel. The claim is at the first administrative level.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2003, 2002 and 2001

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

•	Litigation at the Federal and Municipal levels in the amount of R$332,913:

l.	The Company filed a lawsuit challenging the expansion of the COFINS and PIS (taxes on revenue) (PIS—through November 2002) tax basis, requiring the inclusion of financial and securitization income and exchange gains, instead of only on operating revenues. Despite the injunction obtained suspending the change in the calculation method, the Company recognized a provision of R$209,605, in case the final court decision is unfavorable to the Company.

m.	FINSOCIAL, currently COFINS, was a tax on gross operating revenues, originally established at a rate of 0.5% and gradually and subsequently raised to 2.0%. Such rate increases were judicially challenged with success by several companies which led to the creation of taxable credits, caused by higher payments, which were offset by CTBC (company merged into the Company in November 1999) against current payments of related taxes, the COFINS. Claiming that those offsets made by CTBC were improper, the Federal Government made an assessment in the amount of R$14.8 million, considered as a possible loss. The claim is in the higher court.

n.	Litigation contesting the incidence of taxation for corporate income tax, social contribution tax, PASEP and COFINS on telecommunication services of Ceterp, merged in November 2000, based on paragraph 3 of article 155 of the Federal Constitution, according to which, with the exception of VAT and taxes on exports and imports, no other taxation applies to services. The Company considers this case as a probable loss, and has reserved the amount of R$68,911. The claim is in the higher court.

o.	Lawsuit filed to obtain a court decision declaring the nonexistence of a legal tax relationship between Telesp and the Federal Government, the defendant, that would require the Company to pay the Economic Domain Intervention Contribution Tax (CIDE) on remittances to be made based on contracts with foreign residents, since the unconstitutionality of the referred tax is clear. The lawsuit also requests approval to offset, against other taxes payable, the amount of R$2,190, monetarily restated, related to the CIDE payment made in March 2002. The Company made an escrow deposit of R$2,178 related to the remittance made on October 18, 2002. The Company recognized a reserve for the unpaid amounts, in the amount of R$8,350. The claim is in the lower court.

p.	At the municipal level, the Company has contingencies related to real estate tax (IPTU) in the amount of R$420, which have all been accrued due to the existence of favorable and unfavorable decisions in relation to the Company’s position.

q.	The City of São Paulo assessed the Company, alleging differences in the payment of the municipal tax on services (ISS), by the imputation of fines of 20% not paid by the Company, in the amount of R$8,948. The Company did not reserve for this contingency, since the lawyers responsible for this case believe that the risk is possible but not probable. The claim is at the first administrative level.

r.	There are other contingencies that have also been accrued, for which the involved amount is R$21,879; the risk is considered probable by management.

25.3.	Civil contingencies

The Company has various civil contingencies in the amount of R$1,867,385 at December 31, 2003, of which R$62,157 was reserved to cover probable losses.

The Company is involved in public class action lawsuits related to the Community Telephony Plan (PCT), claiming the possible right for indemnity for purchasers of the expansion plans who did not receive shares for their financial investment, in the municipalities of Santo André, Diadema, São Caetano do Sul, São Bernardo do Campo, Ribeirão Pires and Mauá, involving a total amount of approximately R$534,537. The risks involved are considered possible by legal counsel. The claim is in the higher court.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2003, 2002 and 2001

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

26. Pension and other postretirement benefits

Telesp, together with other companies of the former Telebrás System, sponsors private pension benefit plans and health care plans for retirees, managed by Fundação Sistel de Seguridade Social (“Sistel”). Until December 1999, all sponsors of the plans managed by Sistel were unified as to all plans then existent. On December 28, 1999, the sponsors of the plans managed by Sistel negotiated the conditions for the creation of plans separated by sponsor (PBS Telesp Plan) and the continuation of participation in the unified plans only for participants who were already retired on January 31, 2000 (PBS-A), resulting in a proposal for restructuring the statutes and regulations of Sistel, which was approved by the Supplementary Pension Plan Secretariat on January 13, 2000.

Due to the end of unification in December 1999, Telesp individually sponsors a defined retirement benefit plan (PBS Telesp Plan) which covers approximately 1% of the Company’s employees. In addition to the supplemental pension benefit, health care (PAMA) is provided to retired employees and their dependents, at shared costs. Contributions for the PBS Telesp Plan are determined based on actuarial valuations prepared by independent actuaries, in accordance with the rules in force in Brazil. The method used to determine costing is the capitalization method and the contribution by the sponsoring entity is 41.4% of payroll of employees covered by the plan, of which 39.9% is allocated to costing of the PBS Telesp Plan and 1.5% to costing of the PAMA Plan.

For the other Telesp employees, there is an individual defined contribution plan - Visão Telesp Benefit Plan, established by Sistel in August 2000. The Visão Telesp Plan is supported by contributions made by the participants (employees) and by the sponsor which are credited to participants’ individual accounts. Telesp is responsible for the costs of all administrative expenses and plan maintenance, including participant’s death and disability risks. The employees participating in the defined benefit plan (PBS Telesp Plan) were granted the option of migrating to the Visão Telesp Plan. The new Plan was also offered to the other employees who did not participate in the PBS Telesp Plan, as well as to new hires. The Company’s contributions to the Visão Telesp Plan are equal to those of the employees, varying from 2% to 9% of salary, based on the percentage chosen by the participant.

Additionally, the Company supplements the retirement benefits of certain employees of the former CTB - Companhia Telefônica Brasileira.

In 2003, the Company made contributions to the PBS Telesp Plan in the amount of R$244 (R$209 in 2002) and the Visão Telesp Plan in the amount of R$22,389 (R$21,382 in 2002).

Assist individually sponsors a defined contribution plan similar to that of Telesp, the Visão Assist Benefit Plan, which covers about 44% of its employees. Assist’s contributions to that plan totaled R$133 (R$27 in 2002).

The Company recognized actuarial liabilities as provided in CVM Instruction No. 371 of December 13, 2000. The actuarial valuation of the plans was made using the projected unit credit method For multiemployer plans (PAMA and PSB-A), apportionment of assets is made based on the sponsoring entity’s actuarial liabilities in relation to the plans’ total actuarial liabilities.

The accrual for the plans as of December 31, 2003 and 2002 is as follows:

Plan	2003	2002
PBS / Visão Telesp / CTB	33,398	48,806
PAMA	48,996	96,278
Visão Assist	2	—

Subtotal	82,396	145,084
Prepaid pension cost – Visão Assist	—	(13)

Total	82,396	145,071

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2003, 2002 and 2001

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

a)	Reconciliation between assets and liabilities

	2003
	PBS/Visão- Telesp/CTB	PAMA (i)	PBS-A (i) (ii)	Visão Assist
Total actuarial liabilities	120,699	112,414	746,492	150
Fair value of assets	87,301	63,418	891,936	148

Liabilities (assets), net	33,398	48,996	(145,444)	2

	2002
	PBS/Visão- Telesp/CTB	PAMA (i)	PBS-A (i) (ii)	Visão Assist
Total actuarial liabilities	117,983	173,262	624,904	38
Fair value of assets	69,177	76,984	780,620	51

Liabilities (assets), net	48,806	96,278	(155,716)	(13)

(i)	Refers to the proportional share of Telesp in the assets and liabilities of the multisponsored plans PAMA and PBS-A.
(ii)	Despite the surplus of PBS-A as of December 31, 2003 and 2002, no asset was recognized by the sponsor in view of the legal impossibility of reimbursement of such surplus, in addition to the fact that this is a noncontributory plan, which prevents a reduction of the sponsor’s contributions in the future.

b)	Expenses recognized in income

	2003
	PBS /Visão Telesp/CTB	PAMA	Visão –Assist
Service cost	2,679	99	11
Interest cost	11,505	19,220	3
Expected return on assets	(6,632)	(10,671)	(5)
Employees’ contributions	(272)	—	—
Companies’ contributions for 2003	(1,912)	(33)	(24)
Recognition of (gains) losses for the year	(20,777)	(55,897)	30

	(15,409)	(47,282)	15

	2002
	PBS /Visão Telesp/CTB	PAMA	Visão –Assist
Service cost	2,798	—	8
Interest cost	7,162	12,112	3
Expected return on assets	(6,847)	(3,735)	(11)
Employees’ contributions	(281)	—	—
Companies’ contributions for 2002	(1,682)	(27)	(5)
Recognition of (gains) losses for the year	43,097	(51,691)	74

	44,247	(43,341)	69

c)	Change in net actuarial liabilities (assets)

	PBS /Visão Telesp/CTB	PAMA	Visão –Assist
Liabilities (assets), net - December 31, 2001	4,559	139,619	(82)
Expenses for 2002	2,832	8,377	—
Companies’ contributions for 2002	(1,682)	(27)	(5)
Recognition of (gains) losses for the year	43,097	(51,691)	74

Liabilities (assets), net – December 31, 2002	48,806	96,278	(13)

Expenses for 2003	7,281	8,648	9
Companies’ contributions for 2003	(1,912)	(33)	(24)
Recognition of (gains) losses for the year	(20,777)	(55,897)	30

Actuarial liabilities, net	33,398	48,996	2

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2003, 2002 and 2001

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

d)	Change in actuarial liabilities

	PBS /Visão- Telesp/CTB	PAMA	PBS-A	Visão Assist
Actuarial liability as of December 31, 2001	73,248	205,851	599,305	32
Cost of current service	2,798	—	—	8
Interest on actuarial liabilities	7,161	12,112	65,103	3
Benefits paid during the year	(3,504)	(6,239)	(53,300)	—
Actuarial (gains) losses for the year	38,280	(38,462)	13,796	(5)

Actuarial liability as of December 31, 2002	117,983	173,262	624,904	38

Cost of current service	2,679	99	—	12
Interest on actuarial liabilities	11,505	19,220	67,772	3
Benefits paid during the year	(8,923)	(5,220)	(58,557)	—
Actuarial (gains) losses for the year	(2,545)	(74,947)	112,373	97

Actuarial liability as of December 31, 2003	120,699	112,414	746,492	150

e)	Change in plan assets

	PBS /Visão- Telesp/CTB	PAMA	PBS-A	Visão Assist
Fair value of plan assets at December 31, 2001	68,689	66,232	646,129	114
Benefits paid in the year	(3,504)	(6,239)	(53,300)	—
Sponsor’s contributions in the year	1,807	27	—	4
Return on plan assets in the year	2,185	16,964	187,791	(67)

Fair value of plan assets at December 31, 2002	69,177	76,984	780,620	51

Benefits paid in the year	(8,923)	(5,220)	(58,557)	—
Sponsor’s contributions in the year	2,139	33	—	25
Return on plan assets in the year	24,908	(8,379)	169,873	72

Fair value of plan assets at December 31, 2003	87,301	63,418	891,936	148

f)	Expenses estimated for 2004

	PBS /Visão Telesp/CTB	PAMA	Visão –Assist
Cost of current service	2,932	77	17
Interest cost	13,006	12,395	15
Expected return on assets	(9,855)	(6,860)	(17)
Employees’ contributions	(367)	—	—

	5,716	5,612	15

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2003, 2002 and 2001

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

g)	Actuarial assumptions

	2003
	PBS/Visão Telesp/ Visão Assist/CTB	PAMA	PBS-A
Rate used for present value discount of actuarial liabilities	11.30% p.a.	11.30% p.a.	11.30% p.a.
Expected return on plan assets	11.83% p.a.	11.30% p.a.	11.30% p.a.
Future salary increase rate	7.10% p.a.	7.10% p.a.	7.10% p.a.
Inflation	5.00% p.a.	5.00% p.a.	5.00% p.a.
Medical cost increase rate	Not applicable	8.15%p.a.	Not applicable
Increase in use of medical services for each additional year of age	Not applicable	4.00% p.a.	Not applicable
Benefit growth rate	5.00% p.a.	5.00% p.a.	5.00% p.a.
Capacity factor – salaries	98.00%	Not applicable	Not applicable
Capacity factor – benefits	98.00%	Not applicable	Not applicable
Mortality rate	UP84 with 1 year of aggravation segregated by sex	UP84 +1	UP84 with 1 year of aggravation segregated by sex
Disability mortality rate	IAPB-57	Not applicable	Not applicable
Disability rate	Mercer Disability Table	Mercer Disability Table	Not applicable
Turnover table	0.15/(Employment time + 1) up to 50 years old - zero	Not applicable	Not applicable
Retirement age	Age at which participants are first entitled to one of the benefits	Not applicable	Not applicable
Married active participants on retirement date	95.00%	Not applicable	Not applicable
Age difference between participants and spouses	Wives four years younger than husbands	Not applicable	Not applicable
Number of active participants and dependents	—	78	—
Number of participants’ beneficiaries	—	4.188	5.378
Number of PBS - Telesp Plan/CTB active participants	128	—	—
Number of PBS - Telesp Plan/ CTB retired participants	628	—	—
Number of dependent groups of retirees - PBS – Telesp/CTB	193	—	—
Number of active participants of Visão Telesp Plan (including self-sponsored)	7.527	—	—
Number of active participants of Visão Assist Plan	30	—	—

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2003, 2002 and 2001

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

	2002
	PBS/Visão Telesp/Visão Assist/CTB	PAMA	PBS-A
Rate used for present value discount of actuarial liabilities	10.24% p.a.	11.30% p.a.	11.30%p.a.
Expected return on plan assets	10.24% p.a.	14.45% p.a.	14.45% p.a.
Future salary increase rate	6.08% p.a.	8.15% p.a.-	8.15% p.a.
Inflation	4.00% p.a.	5.00% p.a.	5.00% p.a.
Medical cost increase rate	Not applicable	10.62% p.a.	Not applicable
Increase in use of medical services for each additional year of age	Not applicable	4.00% p.a.	Not applicable
Benefit growth rate	4.00% p.a.	5.00% p.a.	5.00% p.a.
Capacity factor – salaries	100.00%	—	—
Capacity factor – benefits	100.00%	—	—
Mortality rate	GAM-71	UP84 with 1 year of aggravation	UP84 with 1 year of aggravation
Disability mortality rate	RRB1944	—	—
Disability rate	RRB1944	Mercer Disability Table	Not applicable
Married active participants on retirement date	95%	—	—
Number of active participants and dependents	—	96	—
Number of participants’ beneficiaries	—	5,754	5,420
Number of PBS - Telesp Plan/CTB active participants	139	—	—
Number of PBS - Telesp Plan/ CTB retired participants	676	—	—
Number of dependent groups of retirees - PBS – Telesp/CTB	177	—	—
Number of active participants of Visão Telesp Plan (including self-sponsored)	9,266	—	—
Number of active participants of Visão Assist Plan	7	—	—

27.	Shareholders’ equity

a.	Share capital

The Company’s authorized capital at December 31, 2003 was 700 billion shares. Capital subscribed and paid-up at the balance sheet date was represented by the following shares, without par value:

Number of shares (in thousands)	2003	2002
Outstanding shares:
Common shares	165,320,206	165,320,206
Preferred shares	328,272,073	328,272,073

Total	493,592,279	493,592,279
Treasury shares:
Common shares	—	721,630
Preferred shares	—	81,817

Total	—	803,447
Total shares:
Common shares	165,320,206	166,041,836
Preferred shares	328,272,073	328,353,890

Total	493,592,279	494,395,726
Shareholders’ equity (R$)	12,269,060	14,482,637
Book value per thousand shares outstanding (R$) Common and preferred shares	24.86	29.34

The capital may be increased only by a decision taken at a shareholder meeting or by the Board of Directors up to the limit of authorized capital.

The preferred shares are non-voting except under limited circumstances and are entitled to receive cash dividends 10% higher than those attributed to common shares and have priority over the common shares in the case of liquidation of the Company.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2003, 2002 and 2001

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

Pursuant to the minutes of the 15th Extraordinary Shareholders’ Meeting on August 14, 2003, the shareholders approved the cancellation of 803,447,299 treasury shares, of which 721,629,917 were registered common shares and 81,817,382 registered preferred shares, all without par value. This cancellation did not result in a reduction in the Company’s capital, rather was offset to the capital reserve.

b.	Capital reserves

Share premium

This reserve represents the amount exceeding book value of the shares arising from issuance or capitalization on the date of issuance.

Donations and investment grants

This reserve represents amounts received as donations of property resulting from plant expansion for telecommunication services.

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

Net income for 2003 was fully allocated to income reserves and dividends. As a result of this allocation, part of retained earnings from prior years, in the amount of R$2,291,398, has been used to distribute dividends and interest on shareholders’ equity.

e.	Dividends

Pursuant to its by-laws, the Company is required to distribute as dividends in respect of each fiscal year ending on December 31, to the extent earnings are available for distribution, an aggregate amount equal to at least 25% of Adjusted Net Income (as defined below). Preferred shares are entitled to receive cash dividends 10% higher than those attributed to common shares.

As determined by Brazilian Corporation Law, and in accordance with the Company’s by-laws, the “Adjusted Net Income” is an amount equal to Telecomunicações de São Paulo - TELESP’s net income adjusted to reflect allocations to or from (i) legal reserve; (ii) the statutory reserve; and (iii) a contingency reserve for anticipated losses, if any.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2003, 2002 and 2001

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

For 2003 and 2002, dividends and interest on shareholders’ equity were calculated, as follows:

	2003	2002
Statutory minimum dividends based on adjusted net income:
Net income	1,588,002	1,075,872
Allocation to legal reserve	(79,400)	(53,795)

Adjusted net income	1,508,602	1,022,077

Statutory minimum dividends of 25%	377,151	255,519

Interest on shareholders’ equity, net of income tax on minimum dividends	935,000	497,486
Additional dividends declared	2,700,000	441,513

Total dividends paid and declared, net of income tax	3,635,000	938,999

	2003		2002
Amounts per thousand shares - R$	Gross	Net	Gross	Net
Interest on shareholders’ equity
Common shares	2.089588	1.776150	1.185751	1.007889
Preferred shares	2.298547	1.953765	1.185751	1.007889

	2003
Amounts per thousand shares - R$	Common	Preferred
Interest on shareholders’ equity—net of income tax	1.776150	1.953765
Interim dividends declared in April 2003	1.703964	1.874360
Interim dividends declared in October 2003	3.425025	3.767527

	6.905139	7.595652

	2002
Amounts per thousand shares - R$	Common	Preferred
Interest on shareholders’ equity - net of income tax	1.007889	1.007889
Interim dividends declared in October 2002	0.686700	0.686700
Additional dividends	0.089062	0.089062

	1.783651	1.783651
Additional dividends - 10% higher than common shares - article 7 of the bylaws	—	0.178365

	1.783651	1.962016

	2003	2002
Number of outstanding shares - in thousands (at December 31)	493,592,279	493,592,279

Common shares	165,320,206	165,320,206
Preferred shares	328,272,073	328,272,073

f.	Interest on shareholders´equity

The companies have an option to pay interest on shareholders’ equity, deductible for tax purposes, in lieu of paying dividends, which are not tax deductible.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2003, 2002 and 2001

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

As proposed by management, in December 2003 and 2002, interest on shareholders´equity fully attributed to mandatory minimum dividends was credited, pursuant to article 9 of Law No. 9249/95, net of withholding income tax.

The proposed interest on shareholders’ equity was determined as follows:

	2003	2002
Interest on shareholders’ equity	1,100,000	585,278

Common shares	345,451	196,029
Preferred shares	754,549	389,249
Withholding tax	(165,000)	(87,792)

Interest on shareholders’ equity included in dividends	935,000	497,486

Tax exempt shareholders will receive interest on shareholders’ equity in full, not subject to withholding tax.

Dividends and interest on shareholders’ equity credited in 2003 and 2002 are higher than the mandatory minimum dividend established by the Company’s bylaws and article 202 of Law No. 6,404/76. Additional dividends of 10% more than common shares are credited to preferred shareholders, as prescribed by article 17 of Law No. 6,404/76, amended by Law No. 10,303/01.

g.	Payment of dividends and interest on capital

On April 4, 2003, the Board of Directors approved the distribution of interim dividends in the amount of R$897,000 based on retained earnings as of December 31, 2002, to shareholders included in the records on that date. Additionally, on March 27, 2003, the Annual Shareholders’ Meeting approved the payment of interest on shareholders’ equity and supplementary dividends related to 2002. These amounts started being paid on April 23, 2003, as follows: payment of interest on shareholders’ equity in the amount of R$497,486, net of income tax, to shareholders at record as of December 23, 2002, and payment of supplementary dividends related to 2002 in the amount of R$102,513 to shareholders at record as of March 27, 2003.

On October 2, 2003, the Board of Directors approved the payment of interim dividends based on the financial statements as of June 30, 2003 to shareholders at record as of October 2, 2003, in the amount of R$1,803,000 which started being paid on October 20, 2003.

On December 11, 2003, the Board of Directors approved the payment of interest on shareholders’ equity related to 2003, in the amount of R$935,000, net of income tax, to shareholders at record as of December 29, 2003. On March 25, 2004, the Shareholders’ Annual Meeting approved the payment of interest on shareholders’ equity related to 2003 as from April 23, 2004.

h.	Unclaimed dividends

Dividends and interest on shareholders’ equity unclaimed by shareholders within three years from declaration are reversed to retained earnings, in conformity with Law No. 6404, article 287, II, item a, of December 15, 1976.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2003, 2002 and 2001

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

28.	TRANSACTIONS AND BALANCES WITH RELATED COMPANIES

The principal balances with related unconsolidated parties originate from transactions with the controlling group, which are substantially denominated in Brazilian reais are as follows:

2003	Atento Brasil S.A.	Grupo Brasilcel (VIVO)	Emergia Brasil Ltda.	Telefônica Factoring do Brasil Ltda.	SP Telecom. Holding Ltda.	Telefónica de Argentina S.A.	Telefónica de España S.A.	Telefônica Empresas S.A.
ASSETS
Current assets	10,657	108,999	422	7	—	2,768	931	8,481

Trade accounts receivable	1,573	89,962	160	—	—	2,768	931	51
Other	9,084	19,037	262	7	—	—	—	8,430
Noncurrent assets	267	2,003	422	1	—	—	—	75,556

Total assets	10,924	111,002	844	8	—	2,768	931	84,037

LIABILITIES
Current liabilities	23,507	134,125	7	23,654	194,347	3,469	2,608	3,929

Accounts payable	23,505	134,123	—	23,654	—	3,469	2,608	3,684
Other	2	2	7	—	194,347	—	—	245
Long-term liabilities	536	—	4,377	—	—	—	—	53,075

Total liabilities	24,043	134,125	4,384	23,654	194,347	3,469	2,608	57,004

STATEMENT OF INCOME
Revenue	6,781	229,596	1,328	—	—	2,625	1,053	166,853

Telecommunications services	6,428	229,596	880	—	—	2,625	1,053	111,619
Financial income	353	—	—	—	—	—	—	—
Other operating income	—	—	448	—	—	—	—	55,234
Costs and expenses	(149,256)	(1,577,360)	—	—	—	(3,664)	(3,669)	(95,956)

Cost of services provided	(29,990)	(1,577,360)	—	—	—	(3,664)	(3,669)	(8,882)
Selling	(116,152)	—	—	—	—	—	—	—
General and administrative	(3,114)	—	—	—	—	—	—	—
Financial expenses	—	—	—	—	—	—	—	—
Other operating expenses	—	—	—	—	—	—	—	(87,074)
Nonoperating expenses	—	—	—	—	—	—	—	—

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2003, 2002 and 2001

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

2003	Terra Networks Brasil S.A.	Telefônica Gestão de Serv, Comp, do Brasil Ltda.	Telefónica Internacional S.A.	Telefónica Procesos y Tecnologia de la Información S.A.	Others	Total
ASSETS
Current assets	879	19,106	9,176	—	7,269	168,695

Trade accounts receivable	875	—	—	—	1,479	97,799
Other	4	19,106	9,176	—	5,790	70,896
Noncurrent assets	641	1,226	2,393	—	3,230	85,739

Total assets	1,520	20,332	11,569	—	10,499	254,434

LIABILITIES
Current liabilities	12,505	12,677	643,864	27,389	22,278	1,104,359

Accounts payable	12,499	12,132	—	27,389	19,024	262,087
Other	6	545	643,864	—	3,254	842,272
Long-term liabilities	—	1,326	—	—	33	59,347

Total liabilities	12,505	14,003	643,864	27,389	22,311	1,163,706

STATEMENT OF INCOME
Revenue	5,439	996	587	—	2,753	418,011

Telecommunications services	5,439	996	—	—	2,624	361,260
Financial income	—	—	587	—	129	1,069
Other operating income	—	—	—	—	—	55,682
Costs and expenses	(1,539)	(83,329)	(21,246)	—	(2,301)	(1,938,320)

Cost of services provided	—	(33,606)	—	—	(2,175)	(1,659,346)
Selling	—	(15)	—	—	—	(116,167)
General and administrative	—	(49,708)	(21,246)	—	—	(74,068)
Financial expenses	(1,539)	—	—	—	(126)	(1,665)
Other operating expenses	—	—	—	—	—	(87,074)
Nonoperating expenses	—	—	—	—	—	—

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2003, 2002 and 2001

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

2002	Atento Brasil S.A.	Grupo Brasilcel (VIVO)	Emergia Brasil Ltda.	Telefônica Factoring do Brasil Ltda.	SP Telecom. Holding Ltda.	Telefónica de Argentina S.A.	Telefónica de España S.A.	Telefônica Empresas S.A.
ASSETS
Current assets	12,052	12,186	705	—	—	930	857	3,173

Trade accounts receivable	379	12,186	705	—	—	930	857	3,173
Other	11,673	—	—	—	—	—	—	—
Noncurrent assets	6,375	—	10	27	—	—	342	8,094

Total assets	18,427	12,186	715	27	—	930	1,199	11,267

LIABILITIES
Current liabilities	15,755	83,569	—	19,806	121,675	3,467	5,243	139

Accounts payable	15,755	83,569	—	19,806	—	3,467	5,243	139
Other	—	—	—	—	121,675	—	—	—
Long-term liabilities	3,521	—	5,341	—	—	—	—	7,841

Total liabilities	19,276	83,569	5,341	19,806	121,675	3,467	5,243	7,980

STATEMENT OF INCOME
Revenue	2,992	104,988	423	—	—	930	931	113,806

Telecommunications services	2,190	104,988	423	—	—	930	857	109,834
Financial income	802	—	—	—	—	—	74	—
Other operating income	—	—	—	—	—	—	—	3,972
Costs and expenses	(128,823)	(1,144,286)	—	—	—	(3,467)	(126,197)	(98,248)

Cost of services provided	(1,330)	(1,144,286)	—	—	—	(3,467)	(5,243)	—
Selling	(126,815)	—	—	—	—	—	—	—
General and administrative	(678)	—	—	—	—	—	—	—
Financial expenses	—	—	—	—	—	—	(120,954)	—
Other operating expenses	—	—	—	—	—	—	—	(98,248)
Nonoperating expenses	—	—	—	—	—	—	—	—

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2003, 2002 and 2001

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

2002	Terra Networks Brasil S.A.	Telefônica Gestão de Serv, Comp, do Brasil Ltda.	Telefónica Internacional S.A.	Others	Total
ASSETS
Current assets	60	9,900	—	589	40,452

Trade accounts receivable	60	—	—	586	18,876
Other	—	9,900	—	3	21,576
Noncurrent assets	2,833	7,073	8,966	61,049	94,769

Total assets	2,893	16,973	8,966	61,638	135,221

LIABILITIES
Current liabilities	1,996	6,620	442,543	5,927	706,740

Accounts payable	1,996	6,620	—	5,778	142,373
Other	—	—	442,543	149	564,367
Long-term liabilities	—	9,852	—	99	26,654

Total liabilities	1,996	16,472	442,543	6,026	733,394

STATEMENT OF INCOME
Revenue	5,556	1,727	2,706	12,885	246,944

Telecommunications services	5,556	986	—	1,407	227,171
Financial income	—	741	2,706	11,478	15,801
Other operating income	—	—	—	—	3,972
Costs and expenses	—	(79,371)	(290,057)	(52,199)	(1,922,648)

Cost of services provided	—	(36,000)	—	(3,321)	(1,193,647)
Selling	—	(396)	—	—	(127,211)
General and administrative	—	(42,975)	(45,845)	(78)	(89,576)
Financial expenses	—	—	(244,212)	—	(365,166)
Other operating expenses	—	—	—	—	(98,248)
Nonoperating expenses	—	—	—	(48,800)	(48,800)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2003, 2002 and 2001

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

2001	Atento Brasil S.A.	Telefónica S.A.	Telefônica Empresas S.A.	Telefônica Gestão de Serv, Comp, do Brasil Ltda.	Telefónica Internacional S.A.	Others	Total
STATEMENT OF INCOME
Revenue	—	—	2,205	87	4,871	353	7,515

Telecommunications services	—	—	—	—	—	—	—
Financial income	—	—	—	87	954	352	1,393
Other operating income	—	—	2,205	—	3,917	—	6,122
Costs and expenses	(142,976)	(30,498)	(83,211)	(58,966)	(42,670)	(1,202)	(359,523)

Cost of services provided	(39,915)	—	—	(5,955)	—	(224)	(46,094)
Selling	(98,477)	—	—	—	—	—	(98,477)
General and administrative	(4,584)	—	—	(53,011)	(42,670)	(978)	(101,243)
Financial expenses	—	(30,498)	—	—	—	—	(30,498)
Other operating expenses	—	—	(83,211)	—	—	—	(83,211)

Revenue from telecommunications services comprise mainly billings to Telefônica Empresas S.A., for telephony services, rent of data circuits, DDR, backbone network, saba (giga ADSL), infrastructure, last mile, internet links, and commissions on sales of voice and data; to Atento Brasil S.A., for telephony services, Speedy and others; to Terra Networks Brasil S.A., for telephony and DDG services, Speedy and rent of infrastructure; to Brasilcel Group companies (VIVO), for services related to the use of media in calls made from cell phones to fixed line phones, as well as the supply of media (EILD), sharing of infrastructure and sale of voice services (DDR and RDSI), etc. Most telecommunications services are subject to tariffs and conditions regulated by Anatel. For services not subject to a regulated tariff, prices equivalent to those available to third parties are applied.

Cost of services provided and selling expenses refer mainly to services provided by Atento Brasil S.A. for Callcenter services related to answering of customers calls and sale of products and services, retention and collection of past-due bills, etc., by Telefônica Gestão de Serviços Compartilhados do Brasil Ltda., related to management of assets, logistics, transportation and security services, and by Terra Networks Brasil S.A., related to placement of ads and sales commissions. Also worth mentioning are expenses for network connection provided by Brasilcel Group companies (VIVO). Inputs related to telecommunications services are regulated by Anatel. Other inputs are acquired under conditions equivalent to those practiced by other companies operating in the respective sectors.

General and administrative expenses refer to management services provided by Telefônica Gestão de Serviços Compartilhados do Brasil Ltda., in the accounting, financial, HR, and IT areas and management fees calculated up to the limit of 0.2% of net revenue, payable to Telefónica Internacional S.A. The contracts and conditions related to management fees were negotiated at the time of the Company’s privatization auction.

Other operating expenses refer to voice and data communication services provided to Telefônica Empresas S.A.’s customers, at commissions ranging from 5% to 15% of billed amounts.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2003, 2002 and 2001

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

29. Commitments

a.	Capital expenditures

The Company submitted to the Board of Directors the capital expenditure budget for 2004, in the amount of R$1,410,859, which was then submitted for approval at the Annual Shareholders’ Meeting. The source will be funds generated by operations.

b. ANATEL commitments

The Company, like other telecommunications services providers, is subject to obligations concerning quality of services, network expansion and modernization. The four public regime Companies are also subject to a set of special instructions regarding the services they may offer contained in the “Plano Geral de Outorgas” (“General Plan of Concessions and Licenses”), and special obligations regarding network expansion contained in the Plano Geral de Metas de Universalização (“General Plan of Universal Service Goals”). Failure to meet the network expansion obligations may result in fines and penalties of up to R$50,000 as well as potential revocation of the Concessions. Failure to meet the quality services obligation may result in fines and penalties of up to R$40,000.

The Company believes that it is currently in compliance with its quality of service and expansion obligations.

30. Insurance

TGP Brasil Corretora de Seguros e Resseguros Ltda., the Group’s in-house broker in Brazil, and a branch of Pleyade Peninsular Correduria de Seguros Y Reaseguros del Grupo Telefónica S.A., both directly responsible to Subdirección General de Riesgos y Seguros Corporativos, is responsible for the implementation of corporate insurance policies and presently analyzes insurance coverage needs, performs research, contracts and manages all the insurance coverage for the Company, also performing risk and loss management.

The principal coverages are:

•	Operating risks, covering physical damages and business interruption for the entire plant.

•	General civil liability (RCG).

•	Car fleet liability (RCF-V).

•	ANATEL guarantee insurance.

•	Other risks.

•	Domestic and international freight.

•	Group life insurance.

•	Health insurance.

The policy of the Company and its subsidiaries, as well as that of the Telefónica Group, includes the maintenance of insurance coverage for all assets and liabilities involving significant amounts and high risks based on management’s judgment, following Telefónica S.A.’s corporate program guidelines.

31. Financial instruments

In compliance with the terms of CVM Instruction No. 235/95, the Company has made an evaluation of the book values of their assets and liabilities in relation to market values, based on available information and appropriate valuation methodologies. However, the interpretation of market information, as well as the selection

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2003, 2002 and 2001

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

of methodologies, requires considerable judgment and reasonable estimates in order to produce adequate realization values. As a result, the estimates presented do not necessarily indicate the amounts which might be realized in the current market. The use of different market approaches and/or methodologies for the estimates may have a significant effect on the estimated realizable values.

Book and market values of financial instruments as of December 31 are as follows:

	2003		2002
	Book Value	Market Value	Book Value	Market Value
Asset (liability)
Loans and financing	(2,977,149)	(3,006,402)	(4,586,397)	(4,235,193)
Derivatives	(359,482)	(178,393)	890,520	436,716
Cash and cash equivalents	214,932	214,932	490,640	490,640
Portugal Telecom – direct/ indirect interest through Aliança Atlântica	146,939	310,515	147,931	258,404

	(2,974,760)	(2,659,348)	(3,057,306)	(3,049,433)

The Company has investments carried under both the cost and equity methods. The net assets of the subsidiary, Aliança Atlântica, are represented principally by an equity interest of 0.42% in Portugal Telecom.

The Company has a direct interest of 0.64% and an indirect interest of 0.21% in Portugal Telecom, carried at cost. The investment, at market value, is based on the last quotation of December 2003 on the Lisbon Stock Exchange for Portugal Telecom, equivalent to 7.98 euros (6.55 euros in December 2002):

	2003		2002
	Book Value	Market Value	Book Value	Market Value
Portugal Telecom - direct interest	75,362	232,886	75,362	193,803
Portugal Telecom - indirect interest through Aliança Atlântica	71,577	77,629	72,569	64,601

	146,939	310,515	147,931	258,404

The principal market risk factors that affect the Company’s business are detailed below:

a. Exchange rate risk

This risk arises from the possibility that the Company may incur losses due to exchange rate fluctuations, which would increase the balances of loans and financing denominated in foreign currency and the related financial expenses. To reduce this risk, the Company enters into hedge contracts (swaps) with financial institutions.

The Company’s indebtedness and the results of operations are significantly affected by the foreign exchange rate risk. As of December 31, 2003, 99% of the debt was denominated in foreign currency (U.S. dollar, Canadian dollar and yen); all of our foreign currency was hedged by asset positions in foreign currency transactions (swaps for CDI). Gains or losses on these operations are recorded in income. In 2003, these transactions generated a net loss of R$1,182,206 (a net gain of R$1,218,026 in 2002). The Company has recorded a liability of R$359,482 as of December 31, 2003 to reflect the unrealized loss (an asset of R$890,520 at December 31, 2002 representing unrealized gains).

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2003, 2002 and 2001

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

The book value and market value of the Company’s net excess (exposure) to the exchange rate risk as of December 31, 2003 and 2002 are as follows:

	2003		2002
	Historical Value	Market Value	Historical Value	Market Value
Liabilities
Loans and financing	(2,945,795)	(2,975,048)	(4,169,662)	(3,818,458)
Purchase commitments	(40,846)	(40,846)	(74,857)	(74,857)
Notional amount of swaps	2,983,462	3,020,168	4,244,132	3,790,553

Net excess (exposure)	(3,179)	4,274	(387)	(102,762)

The valuation method used to calculate the market value of loans, financing and hedge instruments (foreign exchange swaps) was the discounted cash flow method, considering settlement or realization expectations of liabilities and assets, at market rates prevailing on the balance sheet date.

b. Interest rate risk

This risk arises from the possibility that the Company may incur losses due to internal and external interest rate fluctuations affecting the Company’s results.

As of December 31, 2003, the Company had R$2,945,795 (R$4,169,662 as of December 31, 2002) of loans and financing in foreign currency, of which R$1,950,577 (R$3,937,153 as of December 31, 2002) was at fixed interest rates and R$995,218 (R$232,509 as of December 31, 2002) was at variable interest rates (Libor). To hedge against the exchange risk on these foreign currency debts, the Company has hedge transactions in order to peg these debts to local currency, at floating rates indexed to the CDI, in a way that the Company’s financial result is affected by the CDI rate. On the other hand, the Company invests its excess cash (temporary cash investments) of R$214,932 (R$490,640 as of December 31, 2002), mainly in short-term instruments, based on the CDI variation, which reduces this risk. The book values of these instruments approximate market values, since they may be redeemed in the short term.

The Company has a hedge against external variable interest rate risks on the financing obtained from JBIC – Japan Bank for International Cooperation. The Company continues monitoring market rates in order to evaluate the need to contract other derivatives to hedge against the volatility risk of external variable rates on the remaining balance.

As of December 31, 2003, the Company had swap transactions – CDI x fixed rate – to partially hedge against internal interest rate fluctuations. Hedged operations mature in September 2004 and January 2005, totaling R$1,117,359.

Another risk to which the Company is exposed is the nonmatching of the monetary restatement indices for its debt and for accounts receivable. Telephone tariff adjustments do not necessarily follow increases in local interest rates which affect the Company’s debt.

c. Debt acceleration risk

As of December 31, 2003, some of the Company’s loan and financing agreements contain restrictive clauses (covenants) relating to cash generation, debt ratios and other financial ratios. These restrictive clauses have been complied with by the Company in full and do not restrict its capacity to conduct its regular business.

d.	Credit risk

This risk arises from the possibility that the Company may incur losses due to the difficulty of receiving amounts billed to its customers. The credit risk on accounts receivable is dispersed. The Company constantly monitors the level of accounts receivable and limits the risk of past-due accounts, interrupting access to telephone lines in case the customer does not pay the related bills in 30 days. Exceptions are made for telecommunications services that must be maintained for security or national defense reasons.

As of December 31, 2003, the Company’s customer portfolio had no subscribers whose receivables were individually higher than 1% of the total accounts receivable from services.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2003, 2002 and 2001

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

The Company is also subject to credit risk related to temporary cash investments and receivables from swap transactions. The Company reduces this exposure by diversifying it among first line financial institutions.

32. Management conpensation

For the year ended December 31, 2003, the Company paid approximately R$13,000 as management compensation to the Board of Directors and Statutory Directors, of which R$9,800 refers to salaries and benefits and R$3,200 to bonus.

33. Subsequent events

On April 07, 2004, the Board of Directors approved the payment of interim dividends in the amount of R$613.6 million. These intermediary dividends were declared based on the accumulated earnings as of the annual financial statements of December 31, 2003, according to article 28 of the Company’s by-laws and articles 204 and 205 of Law 6,404/76.

The Board of Directors also approved the payment of interest on shareholders’ equity in the amount of R$295.8 million, subjected to income tax withholding of 15%, resulting in a net payment of R$251.4 million in accordance with the article 9 of the Law #9249/95.

The shareholders individually registered as such at the end of the day, on April 07, 2004 would be able to receive the dividends and interest on shareholders’ equity above.

The amounts per thousand shares are presented as follows:

Interim Dividends

	Common	Preferred (*)
Amount per thousand shares: R$	1.165553357353	1.282108693088

(*)	10% higher than the dividend granted to each common share, in accordance with article 7 of the Company’s bylaws

The interim dividends will be charged against the minimum mandatory dividends for the fiscal year 2004 in accordance with the established by the single paragraph of the article 28 of the Company’s bylaws. The payment of this dividend started on April 23, 2004.

Interest on shareholders’ equity

Amount per thousand shares: R$	Immune or Exempt Legal Entities (gross value)	Income Tax Withhold (15%)	Taxed Legal Entities and Individuals (net value)
Common shares	0.561909290065	0.084286393510	0.477622896555
Preferred shares (*)	0.618100219071	0.092715032861	0.525385186210

(*)	10% higher than the dividend granted to each common share, in accordance with article 7 of the Company’s bylaws

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2003, 2002 and 2001

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

34. Summary of the differences between BR CL and US GAAP

The Company’s accounting policies comply with the Corporate Law Method (“BR CL”). Accounting policies which differ significantly from accounting principles generally accepted in the United States of America (“US GAAP”) are described below:

a. Monetary Restatement of 1996 and 1997

As discussed in Note 2.c. and 2.d., the Company changed the basis of presentation of these financial statements from the Constant Currency Method to BR CL in 2003. Under the Constant Currency Method, the effects of monetary restatement were recorded until December 31, 2000. This effect was not eliminated in the prior period reconciliations to US GAAP because the application of inflation restatement represented a comprehensive measure of accounting for the effects of Brazilian price-level changes. Under BR CL, the effects of monetary restatement are recorded until December 31, 1995. Since Brazil was still considered a highly inflationary economy until 1997, the U.S. GAAP reconciliation presented below includes an adjustment to record monetary restatement up to December 31, 1997. The applicable prior period US GAAP adjustments have also been restated to reflect this change in basis of presentation. Following is a reconciliation of shareholders’ equity and net income under US GAAP as of December 31, 2002 and for the two years in the period ended December 31, 2002 between the originally reported amounts and the restated amounts.

	Shareholders’ equity	Net income
	2002	2002	2001
US GAAP as originally reported	15,392,897	248,988	1,238,714
Effect of change in monetary restatement on US GAAP	(1,846,562)	645,908	617,160
Tax effects	627,831	(219,609)	(203,663)

US GAAP as restated	14,174,166	675,287	1,652,211

b. Different criteria for capitalizing and depreciating capitalized interest

Until December 31, 1993 capitalized interest was not added to the individual assets in property, plant and equipment, instead it was capitalized separately and amortized over a time period different from the useful lives of the related assets. Also, until December 31, 1998, under BR CL as applied to companies in the telecommunications industry, interest attributable to construction-in-progress was computed at the rate of 12% per annum of the balance of construction-in-progress and that part which related to interest on third party loans was credited to interest expense based on actual interest costs with the balance relating to its own capital being credited to capital reserves. For the three-year period ended December 31, 2003 as permitted under BR CL, the Company did not capitalize interest attributable to construction-in-progress under BR CL.

Under US GAAP, in accordance with the provisions of SFAS 34, interest incurred on borrowings is capitalized to the extent that borrowings do not exceed construction-in-progress. The credit is a reduction of interest expense. Under US GAAP, capitalized interest is added to the individual assets and is amortized over their useful lives. Under US GAAP, the amount of interest capitalized excludes the monetary gain associated with the borrowings and the foreign exchange gains and losses on foreign currency borrowings. The US GAAP differences between the accumulated capitalized interest on disposals and the accumulated amortization on disposals relate to the differences between capitalized interest and related accumulated amortization under BR CL and US GAAP, which is included in the net book value of disposed property, plant and equipment.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2003, 2002 and 2001

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

The effects of these different criteria for capitalizing and depreciating capitalized interest are presented below:

	2003	2002	2001
Capitalized interest difference
US GAAP capitalized interest:
Interest which would have been capitalized and credited to income under US GAAP (interest incurred on loans from the Company’s parent and from third parties, except in years where total loans exceeded total Construction in progress, when capitalized interest is reduced proportionately)	33,518	73,392	214,781
Capitalized interest on disposals.	(14,846)	(11,437)	(58,075)

	18,672	61,955	156,706

Less BR CL capitalized interest:
Capitalized interest on disposals	15,649	12,417	69,071

US GAAP difference.	34,321	74,372	225,777

Amortization of capitalized interest difference
Depreciation under BR CL.	218,852	227,793	222,932
Capitalized interest on disposals	(10,108)	(7,796)	(56,278)

	208,744	219,997	166,654

Less: Amortization under US GAAP.	(207,603)	(209,808)	(187,441)
US GAAP difference in accumulated depreciation on disposals.	9,589	7,181	47,319

	(198,014)	(202,627)	(140,122)

US GAAP difference	10,730	17,370	26,532

c. Reversal of proposed dividends

Under BR CL proposed dividends are accrued for in the financial statements in anticipation of their approval at the shareholders’ meeting. Under US GAAP, dividends are not accrued until they are formally declared.

The interest on shareholders´ equity is a legal liability from the date it is declared, therefore, these amounts must be included as dividends in the year they are proposed for US GAAP purposes.

d. Pension and other post-retirement benefits

The Company participates in two multiemployer benefit plans (PBS-A and PAMA) that are operated and administrated by Sistel and provide for the costs of pension and other postretirement benefits based on a fixed percentage of remuneration, as recommended annually by independent actuaries. For purposes of US GAAP, these plans are considered multiemployer plans and consequently the Company is required to disclose its annual contributions and funded status of those plans. The Company also sponsors a single-employer defined pension benefit plan (PBS-Telesp). The provisions of SFAS No. 87, “Employer´s Accounting for Pensions,” for the purposes of calculating the funded status for PBS-Telesp, were applied with effect from January 1, 1992, because it was not feasible to apply them from the effective date specified in the standard (See Note 35.d).

On December 13, 2000, CVM issued Instruction No. 371, the provisions of which are very similar to SFAS No. 87 and SFAS No. 106, except for the following major aspects:

•	A company that participates in a multiemployer defined benefit pension or postretirement benefit plan has to recognize any assets or liabilities with respect to its participation in such plans, while US GAAP requires only the disclosure of funded status of those plans;

•	The unrecognized net obligation existing at the date of initial application of this standard shall be amortized over five years or remaining service period or remaining life expectancy, whichever is lower. Alternatively, the option was provided to amortize such initial transition obligation as of December 31, 2001, directly to shareholders´ equity. This option has been adopted by the Company (See Note 26). According to SFAS No. 87, the unrecognized net obligation existing at the date of its initial application is being amortized over the expected remaining service period of employees.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2003, 2002 and 2001

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

The effects of these different criteria for recognition of pension and other postretirements benefits on accrued pension (postretirement) benefits as of December 31, 2003 and 2002 are presented below:

	2003			2002
	US GAAP	BR CL	Accumulated Difference	US GAAP	BR CL	Accumulated Difference
Active employees defined pension – PBS Telesp	30,844	33,400	(2,556)	24,113	48,793	(24,680)
Multiemployer health care plan – PAMA	—	48,996	(48,996)	—	96,278	(96,278)

Accrued pension (postretirement) benefit	30,844	82,396	(51,552)	24,113	145,071	(120,958)

e. Items recorded directly in shareholders’ equity accounts

Under BR CL, various items are recorded directly to shareholders’ equity accounts, which under US GAAP would be recorded in the income statement. Examples include deferred income tax effects of indexation adjustments, the effects of adjustments to tax rates and tax incentive investment credits received. The recording of such items in shareholders’ equity in the subsidiaries gives rise to consolidation adjustments in the statements of changes in shareholders’ equity. Since the original entries to equity accounts would, under US GAAP, be made directly to the income statement, these consolidation adjustments must be included in the reconciliation of net income in accordance with US GAAP.

f. Earnings per share

Under BR CL, net income per share is calculated on the number of shares outstanding at the balance sheet date. Under US GAAP, average shares outstanding during the year must be used. In these consolidated financial statements, information is disclosed per lot of one thousand shares, because this is the minimum number of shares that can be traded on the Brazilian stock exchanges. Each American Depositary Share (“ADS”) is equivalent to one thousand shares.

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

Basic earnings per common share is computed by reducing net income by distributable and undistributable net income available to preferred shareholders and dividing net income available to common shareholders by the weighted-average number of common shares outstanding during the period. Net income available to preferred shareholders is the sum of the preferred stock dividends (10% higher than those attributed to common shares, as defined in the Company’s by-laws for the years ended December 31, 2003 and 2002) and the preferred shareholders’ portion of undistributed net income. Undistributed net income is computed by deducting total dividends (the sum of preferred and common stock dividends) from net income. Undistributed net income is allocated to preferred shares 10% higher than those attributed to common shares on a “pro rata” basis. Total

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2003, 2002 and 2001

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

dividends are calculated as described in Note 27e. Diluted earnings per share is computed by reducing net income for an increase to net earnings allocated to minority shareholders and dividing such net income available to common and preferred shareholders by the weighted-average number of common and preferred shares outstanding during the period. The weighted-average (thousand) shares outstanding for diluted earnings per share is not greater than such shares used in the basic earnings per share calculation since there are no dilutive potential shares to be issued.

For the year ended December 31, 2001 net income available to preferred shareholders was the sum of preferred stock dividends (a minimum of 6% of preferred capital) and the preferred shareholders’ portion of undistributed net income. Undistributed net income was shared equally by the preferred and common shareholders on a “pro rata” basis.

The weighted-average number of common and preferred shares used in computing basic and diluted earnings per share for 2003, 2002 and 2001 was as follows:

	2003	2002	2001
Weighted average (thousand) common shares – basic and diluted	165,320,207	165,321,904	165,322,470

Weighted average (thousand) preferred shares basic and diluted	328,272,073	328,325,175	328,342,876

The Company’s preferred shares are nonvoting except under certain limited circumstances and are entitled to receive dividends 10% higher than those attributed to common shares since 2002. For 2003, the Company paid dividends of R$7,595652 per thousand preferred shares (R$6,905139 per thousand common shares) (See note 27). In 2001, the amount of dividends paid to the preferred shareholders exceeded the minimum dividend, and was equal to the amount per share paid to the common shareholders.

The chart below reconciliates dividends from BR CL to US GAAP:

	2003	2002
Interest on shareholders’ equity	1,100,000	585,278
Dividends declared	2,700,000	441,513
Reversal of special reserve for dividends	—	347,169

Dividends under BRCL	3,800,000	1,373,960
Dividends under approval	102,513	(102,513)

Dividends under USGAAP	3,902,513	1,271,447

g.	Disclosure requirements

US GAAP disclosure requirements differ from those required by BR CL. However, in these consolidated financial statements, the level of disclosure has been expanded to comply with US GAAP.

h.	Income taxes

The Company records deferred income taxes for temporary differences between tax and reporting basis of assets and liabilities. Under BR CL recording of deferred taxes are substantially in accordance with SFAS 109, “Accounting for Income Taxes”.

Under BR CL, at December 31,1999 the Company recognized a change in the combined tax rate from 33% to 34% based on a provisional measure for an increase in the social contribution rate from 8% to 9% effective January 1, 2000. Provisional measures are temporary and must be re-approved every 30 days or they lapse. Under SFAS 109, the provisional measures discussed are not considered to be enacted law. Therefore, for 2000 and 2001 the combined deferred tax effect calculated on temporary differences would be 33%, not 34%. For 2002 and 2003, no difference related to social contribution tax rate was considered, as the provisional measure was converted in law (Law 10,637, of December 30, 2002).

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2003, 2002 and 2001

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

Under BR CL, the effects of the increase in tax rate from 33% to 34% on the merged tax credit are credited to income each year as the benefit is realized. Under US GAAP, this benefit would be credited to shareholders’ equity as other comprehensive income.

i. Financial income (expense)

BR CL requires financial income (expense) to be shown as part of operating income. Under US GAAP financial income (expense) would be shown after operating income.

j. Permanent assets

BR CL has a category of assets entitled permanent assets. This is the collective name for all assets on which indexation adjustments were calculated until December 31, 1995 in the corporate and tax accounts of Brazilian companies. Under US GAAP the assets in this classification would be noncurrent assets.

k. Funds for capitalization

Expansion plan contributions

Expansion plan contributions were the means by which Telesp historically financed the growth of its telecommunications network. The contributions were made by companies or individuals to be connected to the national telephone network. Under BR CL, expansion plan contributions received are included in the consolidated balance sheet below equity until proposed subscribers have paid for their telephone connection in full and a general meeting of shareholders approves the capital increases. Until December 31, 1995 expansion plan contributions were indexed from the month received to the date of the next audited balance sheet and transferred to equity when capital stock was issued to the subscriber, at a value per share equal to the book value per share shown in the latest audited balance sheet. From January 1, 1996 indexation was no longer applied and, for contracts signed as from that date, Telesp was allowed the option of using a value per share equal to the market value, when this is higher than the book value. For US GAAP purposes, a portion of the expansion plan contributions would be allocated to shareholders’ equity based on the market value of the shares to be issued to subscribers. The remainder of the expansion plan contributions would be classified as a deferred credit and amortized to reduce depreciation expense from the time the related construction-in-progress was completed.

The Company’s expansion plan contribution program has been terminated, with no contracts being signed after June 30, 1997. Contributions continued to be received through 1999 and the last capital increase occurred in 2000. Since December 31, 2000 there have been no remaining balances of expansion plan contributions to be capitalized.

Donations and subsidies for investments

Under BR CL these amounts, which comprise principally the excess of the value of property, plant and equipment incorporated into the Company’s assets over the corresponding credits to expansion plan contributions received, are recorded as a credit to other capital reserves. For US GAAP purposes, the credit to capital reserves would be classified as a deferred credit and amortized to reduce depreciation expense.

l. Loans and Financing

For US GAAP, loans and financing balances in default or expected to be in default within a year of the balance sheet date would be classified as current obligations unless creditors had provided the Company waivers for such defaults. For BR CL, loans and financing balances in technical default are not always classified as current liabilities. As of December 31, 2003, there is no outstanding debt in default.

As presented in Note 23, accrued interest is presented as loans and financing.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2003, 2002 and 2001

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

m. Valuation of Long-Lived Assets

For US GAAP, effective January 1, 2002 the Company adopted SFAS 144 “Accounting for Impairment or Disposal of Long-Lived Assets.” In accordance with this standard, the Company periodically evaluates the carrying value of long-lived assets to be held and used, when events and circumstances warrant such a review. The carrying value of long-lived assets is considered impaired when the anticipated undiscounted cash flow from separately identifiable assets or groups of assets is less than their carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the assets. The adoption of this standard had no effect on the Company’s results or financial position.

BR CL does not require cash flow computations in order to determine potential asset impairment.

n. Retained earnings

For BR CL, a company formed as a result of a spin-off may have retained earnings in its balance sheet if the parent company shareholders’ resolution adopting the spin-off allocates retained earnings from the parent company to the new company. Under US GAAP, “retained earnings” allocated in the spin-off would not be considered historical retained earnings as such amount would represent capital allocated from the parent company and would be described as “distributable capital.” As a result of the May 22, 1998 spin-off, the Company had US GAAP distributable capital of R$1,293,737 on May 22, 1998.

o. Recognition of gains from disputed taxes

The Finsocial (tax on sales), formerly Cofins, was a tax calculated on operating gross revenue at a rate of 0.5%, that had been increased to 2.0%.The rate increase has been disputed in court and CTBC (merged by the Company) has offset the amounts related to the increase in rates against Cofins (tax on sales). Under US GAAP this amount would be considered a gain contingency which would not be recognized until receipt of the benefit were to be considered full and final.

p. Research and development costs

Under BR CL companies are allowed to capitalize research and development costs. In 2003 and 2002, the Company capitalized research and development costs of R$3,112 and R$4,949, respectively, net of accumulated amortization, comprised mainly of contributions to the Centro de Pesquisa e Desenvolvimento da Telebrás (Research and Development Center of Telebrás). Under US GAAP these costs would be expensed as incurred.

q. Revenue recognition

Under BR CL, revenues from activation fees are recognized upon activation of a customer’s services. Under US GAAP, net revenues from activation fees have to be deferred and amortized over the estimated effective contract life.

The interconnection fee paid by the Company to other telecommunication operators related to the use of prepaid telephone cards outside its region is registered as a reduction of the public telephones revenues. According to US GAAP, such payment would be classified as a cost of service. Thus, such difference of accounting principle does not affect net income neither nor the shareholders’ equity under US GAAP.

r. Value-added and other sales taxes

Under BR CL, these taxes are deducted from gross operating revenue to arrive net operating revenue. Under US GAAP, certain of these taxes could be recorded as cost of services. Accordingly this difference in accounting principle has no impact in net income (loss) or in shareholders’ equity. The impact of this difference under US GAAP was to increase both revenues and cost of services by R$4,321,402, R$3,571,921 and R$3,121,175 for 2003, 2002 and 2001, respectively.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2003, 2002 and 2001

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

s. Sale of Ceterp Celular

Under BR CL, when Ceterp was purchased it was recorded at the book value of the net assets of Ceterp, and no distinction was made for Ceterp Celular, the cellular phone business of Ceterp. At the time of the purchase of Ceterp, the Company was obligated to dispose of the cellular business within six month under the regulatory rules in Brazil. Under US GAAP, EITF 87-11, “Allocation of Purchase Price to Assets to be Sold”, when a subsidiary acquired in a purchase is intended to be sold within one year of the purchase date, that subsidiary should be recorded at its non-discounted net realizable value. Therefore, under US GAAP, there would be no gain recognized on the sale of Ceterp Celular. The net income under US GAAP has been adjusted to reflect the reversal of the gain of R$84,264, and the effect on the amortization of concession and depreciation of fixed assets.

t. Purchase accounting for the exchange of the Company’s shares for minority interest shares in Telesp and CTBC

Under BR CL, the exchange of shares issued by the Company for minority interests in Telesp and CTBC was recorded based on the book value of the net assets of Telesp and CTBC, and the purchase price was considered to be the book value of the shares issued. Under US GAAP, the purchase price would be the market value of the shares issued by the Company, and the minority interests acquired would be recorded at the fair value of the net assets. The purchase price of the Telesp and CTBC was R$665,692, lower than the net assets acquired. This negative goodwill under US GAAP reduces the fixed assets. The depreciation expense related to those fixed assets is adjusted in the reconciliation of net income under US GAAP.

u. Derivative instruments

As mentioned in Note 31, the Company contracted foreign currency swap contracts for long-term agreements at various exchange rates, in the notional amount of R$2,983,462 at December 31, 2003 (R$4,244,132 at December 31, 2002). Under BR CL, foreign currency swap contracts are recorded at the notional amount multiplied by the terms of the contract as if they had been settled at the balance sheet date. Premiums paid or received from option contracts are recorded at cost, less allowance for losses as necessary.

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

If the derivative is designated as a hedge, depending on the nature of the hedge, changes in the fair value of derivatives that are considered to be effective, as defined, will either offset the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or will be recorded in other comprehensive income until the hedged item is recorded in earnings. Any portion of a change in a derivative’s fair value that is considered to be ineffective, as defined, must be immediately recorded in earnings. Any portion of a change in a derivative’s fair value that the Company has elected to exclude from its measurement of effectiveness, such as the change in time value of option contracts, will also be recorded in earnings.

The effect of adopting SFAS 133 as of January 1, 2001 was a gain of R$30,016 (net of income tax effects of R$14,784), and is presented as “Cumulative effect of a change in accounting principle in the reconciliation of net income for the year ended December 31, 2001.

At December 31, 2003 the Company had US$223.8 million and JPY35,972 million of notional value swap contracts designated as fair value hedges of a portion of the Company´s foreign currency denominated debt. These derivatives qualified for hedge accounting under the short cut method as the terms of the swap contracts are equal to the terms of the underlying debt. Therefore, no ineffectiveness would be recorded in the statement of income for US GAAP.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2003, 2002 and 2001

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

v. Deferred charges

Pre-operating expenses recorded as deferred charges for BR GAAP has been expensed for US GAAP purposes.

w. Consolidation method

Under BR CL, investments where the participation is 50% must be consolidated by the parent company in proportion to the interest in this company. Under US GAAP, this kind of investment would not be consolidated, but rather recorder under the equity method of accounting. For US GAAP, the Company’s investiment on the net equity and the equity in net income or loss would be recorded as a single line item The investments in Aliança Atlântica and Companhia AIX de Participações (Notes 1.b and 16) had the following impact in the consolidated financial statements for BR CL:

	AIX (1)	Aliança Atlântica
	2003	2003	2002
Balance Sheet
Assets
Current assets	4,660	5,465	4,238
Noncurrent assets	89,139	—	—
Permanent Asset	40,218	71,577	72,569

Total assets	134,017	77,042	76,807

Liabilities
Current liabilities	18,888	98	—
Long-term liabilities	27,495	—	—
Deferred income	17,470	—	—

Total liabilities	63,853	98	—

	AIX (1)	Aliança Atlântica
	2003	2003	2002
Income Statement
Net operating revenue	24,717	—	—
Cost of goods and services	(6,835)	—	—
Operating expenses	(30,595)	(1,012)	32,751
Financial expense, net	(8,613)	—	—
Net income	(21,326)	(1,012)	32,751

(1)	Compania AIX de Participações started being proportionally consolidated as from January 1st, 2003.

x. Comprehensive income

SFAS 130 “Reporting Comprehensive Income” establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. The objective of the statement is to report all changes in shareholder’s equity that result from transactions and other economic events of the period other than transactions with owners (“comprehensive income”). Comprehensive income is the total net income and other non-owner equity transactions that result in changes in net equity. Comprehensive income is equivalent to net income determined under US GAAP as the Company has no components of other comprehensive income for the period ended December 31, 2001.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2003, 2002 and 2001

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

For the years ended December 31, 2003 and 2002, the components of comprehensive income include foreign currency translation adjustments related to the investments that have functional currency other than Brazilian reais, additional minimum liability calculated in accordance with SFAS 87, and fair value of available for sale equity securities in accordance with SFAS 115. The following represents the statement of comprehensive income prepared under U.S. GAAP:

	2003	2002
Statement of Comprehensive Income
Net Income per U.S. GAAP	2,019,364	675,287
Other Comprehensive Income:
Foreign currency translation adjustments	(1,012)	32,751
Minimum liability – SFAS87	5,607	(5,607)
Fair value of available for sale equity securities – SFAS 115	35,048	72,912

Comprehensive income	39,643	100,056

y. Acquisition of the IP network and I-Telefônica

On December 2002, the Company acquired the assets and customer portfolio for the “IP Comutado” and “Speed Link” services of Telefônica Empresas S.A (See Note 18). In 2003, our subsidiary Assist Telefônica has entered into an agreement with one of our affiliates, Terra Networks Brasil S.A., for the purchase of the software to be used to provide free access service to Internet, called I-Telefônica. Under BR CL these transactions were recorded at fair market value of the net assets acquired. Under US GAAP, transfers and exchange of nonmonetary assets between entities under common control should be recorded at historical cost. Thus, for US GAAP purposes the difference between fair market value and historical cost of assets has been recorded directly to shareholders´ equity as capital distributed.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2003, 2002 and 2001

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

Net income reconciliation of the difference between US GAAP and BR CL

	2003	2002	2001
Consolidated net income as reported under BR CL	1,588,002	1,075,872	1,576,305
Add (deduct):
Different criteria for:
a) Monetary restatement of 1996 and 1997.	(136,481)	(250,244)	(268,733)
b) Capitalized interest.	34,321	74,372	225,778
b) Amortization of capitalized interest.	10,730	17,370	26,532
Contributions to plant expansion:
k) Amortization of deferred credit.	34,721	35,808	36,126
d) Pension and other postretirement benefits – see Note 35.e)	(69,406)	425	(351)
t) Decrease in depreciation expense due to reduction of fixed assets to fair value in excess of purchase price on merger of Telesp and CTBC	93,017	93,211	91,832
s) Merger of Ceterp
Amortization of the fair market value of assets	2,730	2,742	2,657
Amortization of concession	10,437	17,114	11,663
o) Reversal of COFINS	—	—	34,882
p) Deferred research expenses	(3,112)	(4,949)	(21,898)
v) Pre-operating expenses included in deferred assets	11,149	7,188	(55,538)
u) SFAS 133 adjustments – Derivative instruments	646,523	(544,775)	51,194
q) Deferred revenues from activation fees	1,831	(20,374)	(56,664)
y) Amortization of IP Network	7,256	—	—
y) Amortization of Itelefonica	7,659	—	—
h) Deferred tax on above adjustments	(221,025)	196,132	(25,007)
h) Reversal of deferred social contribution tax	—	8,146	(6,583)
x) Foreign currency translation adjustment	1,012	(32,751)	—
h) Adjustment in the merged tax credit for change in tax rate	(7,988)	—	—
US GAAP net income (loss) before cumulative effect of a change in accounting principle.	2,011,376	675,287	1,622,195

v) Cumulative effect of SFAS133 adoption, net of income and social contribution effects of R$14,784 (SFAS133).	—	—	30,016

US GAAP net income	2,011,376	675,287	1,652,211

Net income per thousand shares in accordance with US GAAP

	2003	2002	2001
Common shares—Basic and diluted
Before cumulative effect of a change in accounting principle.	3.62	1.25	3.29
Cumulative effect of a change in accounting principle.	—	—	0.06
US GAAP net income (loss).	3.62	1.25	3.35
Weighted average common shares outstanding	165,320,207	165,321,904	165,322,470

Preferred shares—Basic and diluted
Before cumulative effect of a change in accounting principle.	4.31	1.43	3.29
Cumulative effect of a change in accounting principle.	—	—	0.06
US GAAP net income (loss).	4.31	1.43	3.35
Weighted average preferred shares outstanding.	328,272,073	328,325,175	328,342,876

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2003, 2002 and 2001

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

Shareholders’ equity reconciliation of the difference between US GAAP and BR CL

	2003	2002
Total shareholders’ equity as reported under BR CL.	12,269,060	14,482,637
Add (deduct):
Different criteria for:
a) Monetary restatement of 1996 and 1997.	257,840	394,321
b) Capitalized interest.	(102,606)	(136,927)
b) Amortization of capitalized interest	315,964	305,234
c) Reversal of proposed dividends	—	102,513
o) Reversal of COFINS tax credit	(17,500)	(17,500)
k) Contributions to plant expansion:
Subscribed capital stock	215	227
Deferred credit
Expansion plan contributions	(240,771)	(242,194)
Donations and subsidies for investments	(169,479)	(169,171)
Amortization of deferred credit.
Expansion plan contributions	139,540	120,561
Donations and subsidies for investments	84,810	71,485
d) Pension and other postretirement benefits	51,552	120,958
d) OCI – minimum liability SFAS87	—	(8,495)
x) OCI – fair value of available for sale equity securities SFAS115	163,576	110,473
t) Merger of Telesp and SPT Participações:.
Fair market value of assets	(665,692)	(665,692)
Accumulated depreciation related to fair market value of assets	376,255	283,238
s) Merger of Ceterp:
Fair market value of assets	(25,949)	(25,949)
Amortization of the fair market value of assets	8,345	5,615
Concession	(58,315)	(58,315)
Amortization of concession	40,186	29,749
p) Deferred research expenses	(29,959)	(26,847)
v) Pre-operating expenses included in deferred charges	(37,202)	(48,350)
u) Derivative instruments	197,742	(448,781)
q) Deferred revenues from activation fees	(143,429)	(145,260)
y) Capital distributed
Cost	(143,627)	(71,198)
Amortization	14,915	—
h) Deferred tax effects on above adjustments	(5,507)	211,834

US GAAP shareholders’ equity	12,279,964	14,174,166

The deferred tax effect of the US GAAP adjustments noted above would be classified mainly as a noncurrent liability for 2003 and a noncurrent asset for 2002 and 2001 in the balance sheet.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2003, 2002 and 2001

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

Consolidated statements of changes in shareholders’ equity in accordance with US GAAP

Shareholders’ equity
Balances at December 31, 2000	14,232,624

Unclaimed dividends	22,070
Capital decrease on spin-off of Telefônica Data Brasil Holding S.A.	(207,799)
Public offering of shares	(795)
Net income for the year	1,652,211
Interest on shareholders´s equity	(1,060,037)

Balances at December 31, 2001	14,638,274

Addition to special reserve for dividends	921
Public offering of shares	(2,862)
Unclaimed dividends	80,928
OCI - Minimum liability – SFAS87	(5,607)
Net income for the year	675,287
Dividends and interest on shareholders’ equity	(1,271,447)
OCI – Foreign currency translation adjustment	32,751
OCI – Fair value of available for sale equity securities – SFAS115	72,912
Capital distributed	(46,991)

Balances at December 31, 2002	14,174,166

Shareholders’ funds	(12)
Unclaimed dividends	(2,881)
Adjustment in the merged tax credit for change in tax rate	7,988
OCI - Minimum liability – SFAS87	5,607
Net income for the year	2,011,376
Dividends and interest on shareholders’ equity	(3,902,513)
OCI – Foreign currency translation adjustment	(1,012)
OCI – Fair value of available for sale equity securities – SFAS115	35,048
Capital distributed	(47,803)

Balances at December 31, 2003	12,279,964

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2003, 2002 and 2001

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

35. Additional disclosures required by US GAAP

a. Reconciliation of operating income under BR CL to operating income under US GAAP

	2003	2002	2001
BR CL operating income	1,817,436	1,356,527	1,862,586
Reversal of financial expense, net	630,196	754,869	335,738
Reversal of OCI – Foreign currency translation adjustment	1,012	(32,751)	—
Reversal of loss in equity holdings of subsidiaries	—	17,043	—

US GAAP adjustments-
Monetary restatement of 1996 and 1997	(136,481)	(250,244)	(268,733)
Amortization of capitalized interest	10,730	17,370	26,532
Contribution to plant expansion – amortization of deferred credit	34,721	35,808	36,126
Pension and other postretirement benefits	(69,406)	425	(351)
Decrease in depreciation expense due to reduction of fixed assets for fair value in excess of purchase price on merger of Telesp and CTBC	93,017	93,211	91,832
Merger of Ceterp
Amortization of the fair market value of assets	2,730	2,742	2,657
Amortization of concession	10,437	17,114	11,663
Reversal of COFINS	—	—	34,882
Deferred research expenses	(3,112)	(4,949)	(21,898)
Pre-operating expenses included in deferred assets	11,149	7,188	(55,538)
Deferred revenue on activation fees	1,831	(20,374)	(56,664)
Amortization of IP network	7,256	—	—
Amortization of Itelefonica	7,659	—	—
Adjustment in the merged tax credit by change in tax rate	(7,988)	—	—
Aix adjustments – proportional consolidation	12,713	—	—

US GAAP operating income	2,423,900	1,993,979	1,998,832

b. Reconciliation of net revenues and costs under BR CL to net revenues and costs under US GAAP

b.1) Net operating revenue

Net operating revenue under BR CL differs from US GAAP on the recognition of revenues from activation fees and value added and other sales taxes, as presented below:

	2003	2002	2001
Net revenue under BR CL	11,804,759	10,088,114	9,048,848
Reclassification to cost of services
Value added and other sales taxes	4,321,402	3,571,921	3,121,175
Reclassification of costs public telephones	115,394	119,586	126,626
US GAAP adjustments-
Recognition of deferred activation fee revenue	1,831	(20,374)	(56,664)
Aix adjustments – proportional consolidation	(24,717)	—	—

Net revenue under US GAAP	16,218,669	13,759,247	12,239,985

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2003, 2002 and 2001

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

b.2) Cost of services

	2003	2002	2001
BR CL cost of services	(6,714,499)	(5,769,782)	(4,896,410)
Reclassification from net revenues
Value added and other taxes sales taxes	(4,321,402)	(3,571,921)	(3,121,175)
Reclassification of costs public telephones	(115,394)	(119,586)	(126,626)
US GAAP adjustments-
Monetary restatement of 1996 and 1997	(136,481)	(250,244)	(268,733)
Amortization of capitalized interest	10,730	17,370	26,532
Contribution to plant expansion – amortization of deferred credit	34,721	35,808	36,126
Decrease in depreciation expense due to reduction of fixed assets for fair value in excess of purchase price on merger of Telesp and CTBC	93,017	93,211	91,832
Merger of Ceterp – amortization of fair market value of assets and concession	13,167	19,856	14,320
Amortization of IP network	7,256	—	—
Amortization of Itelefonica	7,659	—	—
Aix adjustments – proportional consolidation	6,835	—	—

US GAAP cost of services	(11,114,391)	(9,545,288)	(8,244,134)

US GAAP gross profit	5,104,278	4,213,959	3,995,851

c. Total assets and property, plant and equipment under US GAAP

	2003	2002	2001
Total assets	20,470,185	23,036,337	23,516,867

Property, plant and equipment	40,415,746	39,346,534	37,878,541
Accumulated depreciation	(25,352,850)	(22,597,216)	(19,687,173)

Net property, plant and equipment	15,062,896	16,749,318	18,191,368

d. Pension and post-retirement benefits

A summary of the liability as of December 31, 2003 and 2002 for the Company’s active employees defined benefit pension plan (PBS/Visão/CTB/Visão Assist) is as follows:

	2003	2002
PBS/Visão/CTB/Visão Assist
Funded status:
Accumulated benefit obligation:
Vested	80,234	81,378
Nonvested	31,794	26,441

Total	112,028	107,819
Projected benefit obligation	120,849	118,022
Fair value of plan assets	87,449	69,229

Projected obligation in excess of assets	33,400	48,793
Unrecognized gains (losses)	2,600	(18,698)
Unrecognized net transition obligation	(5,156)	(5,982)

Accrued pension cost	30,844	24,113

Adjustments to recognize minimum liability	—	14,477

Intangible asset	—	5,982
Charge to equity – OCI – minimum liability SFAS87	—	8,495

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2003, 2002 and 2001

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

Disclosure of net periodic pension cost

	2003	2002
Service cost (net of employee contributions)	2,418	2,521
Interest cost on PBO	11,509	7,165
Expected return on assets	(6,637)	(6,856)
Amortization of initial transition obligation	826	826
Amortization of (gains) or losses	552	(1,419)

Net periodic pension cost	8,668	2,237

Change in accrued (prepaid) pension cost

	2003	2002
Accrued pension cost at beginning of year	24,113	23,562
Net periodic pension cost	8,668	2,237
Employer contributions	(1,937)	(1,686)

Accrued pension cost at end of year	30,844	24,113

Change in benefit obligation

	PBO	Unrec.G/(L)	Unrec.ITO
Benefit obligation at December 31, 2001	73,280	25,894	(6,808)

Service cost	2,799	—	—
Interest cost	7,165	—	—
Amortization	—	(1,419)	826
Benefit payments and expenses	(3,505)	—	—
Liability experience - G/(L)	38,283	(38,283)	—
Asset experience	—	(4,890)	—

Benefit obligation at December 31, 2002	118,022	(18,698)	(5,982)

Service cost	2,690	—	—
Interest cost	11,509	—	—
Amortization	—	552	826
Benefit payments and expenses	(8,923)	—	—
Liability experience - G/(L)	(2,449)	2,449	—
Asset experience	—	18,297	—

Benefit obligation at December 31, 2003	120,849	2,600	(5,156)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2003, 2002 and 2001

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

Change in plan assets

	2003	2002
Plan assets at beginning of year	69,229	68,804
Actual contribution	2,164	1,812
Actual distributions and expenses	(8,923)	(3,505)
Actual return on plan assets	24,979	2,118

Plan assets at end of year	87,449	69,229

The actuarial assumptions used in 2003 and 2002 were as follows:

	2003	2002
Discount rate for determining projected benefit obligations	11.30%	10.24%
Rate of increase in compensation levels	7.10%	6.08%
Benefit adjustments	4.00%	4.00%
Expected long-term rate of return on plan assets	11.83%	10.24%
Inflation	5.00%	4.00%
Number of active participants – PBS – Telesp	128	139
Number of retirees and beneficiaries – PBS – Telesp	821	676

Asset allocation

The asset allocation for the Company’s defined contribution pension plan (PBS - Telesp) at the end of 2003 and 2002, and the target allocation for 2004, by asset category, are as follows.

	Target Allocation for	Percentage of Plan Assets at Year End
	2004	2003	2002
Asset category
Equity securities	4.0%	19.0%	12.0%
Loans	2.0%	1.0%	1.0%
Fixed income	94.0%	80.0%	87.0%

Total	100.0%	100.0%	100.0%

The plan investment strategy is based on a long term macroeconomic scenario. This scenario presents moderate economic growth, stable inflation and exchange rates, and moderate interest rates. The fixed income target allocation ranges from 65.0% to 100%, equities target allocation is up to 35.0% and loans, up to 5%. The 2004 expected return for this mix is around 6.3% and 6.5%.

The expected return on plan assets is the average after-tax return of each asset category weighted by target allocations. Asset categories returns are based on long term macroeconomic scenarios

A summary of the Sistel pension plan as of December 31, 2003 and 2002 for the multiemployer portion (inactive employees pension plan) – PBS-A, is as follows:

Pension benefit plan– PBS-A

	2003	2002
Funded status:
Accumulated benefit obligation Vested.	3,484,245	2,922,542

Projected benefit obligation.	3,484,245	2,922,542
Fair value of plan assets.	4,163,102	3,650,789

Funded status	(678,857)	(728,247)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2003, 2002 and 2001

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

A summary of the postretirement benefits plan (health care plan – PAMA), which remains as multiemployer plan, is as follows:

Health Care Plan –PAMA

	2003	2002
Funded Status:

Accumulated postretirement benefit obligation:
Active participants	25,678	46,107
Inactive participants	783,525	867,041

	809,203	913,148
Fair value of plan assets	456,509	405,732

Obligations in excess of plan assets	352,694	507,416

e.	Concentrations of risk

The credit risk on accounts receivable is dispersed. The Company constantly monitors the level of accounts receivable and limits the risk of past-due accounts, interrupting access to telephone lines in case the customer does not pay the related bills within 30 days. Exceptions are made for telecommunications services that must be maintained for security or national defense reasons.

For conducting its business, the Company is fully dependent upon the fixed-line telecommunications concession as granted by the Federal Government.

Approximately 40.0% of all employees are members of state labor unions associated either with the Sindicato dos Trabalhadores de Empresas de Telecomunicações e Operadores de Mesas Telefônicas no Estado de São Paulo, the Labor Union of Employees of Telecommunication Companies and Telecommunication Desk Operators in the State of São Paulo, or Sintetel, which is associated with Federação Nacional dos Trabalhadores em Telecomunicações, the National Federation of Telecommunication Workers, or Fenattel. Our collective labor agreements will expire on August 31, 2004. Our management considers the relations with our work force to be satisfactory. We never experienced a work stoppage that had a material effect on our operations.

There is no concentration of available sources of labor, services, concessions or rights, other than those mentioned above, that could, if suddenly eliminated, severely impact the Company’s operations.

f.	Executive incentive program and stock purchase and option program

Executive Incentive Program

In April, 2001, the Company approved an incentive program (the “TOP” Program) initiated following a framework plan designed by TESA for certain TESA’s group executives, consisting of granting stock options of TESA (the indirect controlling shareholder of the Company) to 22 of the Company’s top executives who are bound to hold them for the Program term. During May 2001, each executive signed the incentive program agreement and bought a predetermined number of TESA shares at market price to assign them to the Program. The executives were granted a number of TESA stock options at a given strike price, adjusted for dilution, equal to ten times the number of shares purchased and assigned to the Program plus a number of TESA stock options at another given strike price, adjusted for dilution, equal to ten times the number of shares purchased and assigned to the Program. In consideration for the grant by TESA to the Company’s executives, the Company agreed to pay TESA a total charge of R$3,684 which based on the market value of the options on the grant date. Under both BR CL and US GAAP, this amount was deferred, and was recognized as compensation expense over the term of the program, in “General and administrative expense – Personnel”. The program ended on September 25, 2003 and no option was exercised as the market price of the share on the subsequent 5 days after the end of the program was lower than the option price. The beneficiaries became able to freely trade the shares they acquired at the beginning of the program.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2003, 2002 and 2001

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

Stock Purchase and Option Program

In February, 2000, TESA approved a program whereby all Company employees who chose to participate acquired a number of TESA shares, which number was based on their annual compensation, for the equivalent of 5 euro per share. In addition, TESA granted the participants 26 stock options for every TESA share purchased at a strike price of 5 euros per option. The actual number of options eligible for exercise depends on the appreciation, if any, of the stock price of TESA over the reference value established at 20.50 euros. The program term is four years and participating employees may exercise the options granted on three different occasions during such four-year term. The first two dates for the exercise of the options were January 2003 and January 2004. No option was exercised on those dates because the market price of the shares was lower than the option price. The third and last occasion for the exercise of the stock options will be on January 2005.

Under BR CL, the benefits under this program are contingent on the participants continued employment with the Telefonica group (i.e. they may not unilaterally and voluntarily terminate their employment with the group before the exercise date without losing the benefits under the program). Since the above benefits are granted by TESA directly, this program is not accounted for under BR CL. The eligible shares under the program as of December 31, 2003 and 2002 total 108,230 and 126,027, respectively, with related options amounting to 2,813,980 and 3,276,702, respectively.

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

Telefónica, S.A. advised the Company that, as the actual number of options eligible for exercise varies depending on the appreciation, if any, of the stock price of TESA over the reference value, it was not feasible to estimate at December 31, 2003 and 2002, the quantities of shares that are likely to vest in the future. Accordingly, the application of the provisions of APB 25 mentioned above did not result in any U.S. GAAP adjustment to net income for the fiscal years ended December 31, 2003 and 2002. Had compensation expense for options granted under the TIES Program been determined based on fair value at the grant dates in accordance with SFAS No. 123, Accounting for Stock-Based Compensation, the Company would have not recorded any compensation expense for the same reasons indicated above.

The weighted average fair value of options granted was 0,50 euros per share.

g.	New accounting pronouncements

FIN No. 46 - Consolidation of Variable Interest Entities - an interpretation of ARB No. 51

In December 2003, the FASB issued a revision to Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (“FIN 46R” or the “Interpretation”). FIN 46R clarifies the application of ARB No. 51, “Consolidated Financial Statements”, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. FIN 46R requires the consolidation of these entities, known as variable interest entities (“VIEs”), by the primary beneficiary of the entity. The primary beneficiary is the entity, if any, that will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both.

Among other changes, the revisions of FIN 46R (a) clarified some requirements of the original FIN 46, which had been issued in January 2003, (b) eased some implementation problems, and (c) added new scope exceptions. FIN 46R deferred the effective date of the Interpretation for public companies, to the end of the first reporting period ending after March 15, 2004, except that all public companies must at a minimum apply the provisions of the Interpretation to entities that were previously considered “special-purpose entities” under the FASB literature prior to the issuance of FIN 46R by the end of the first reporting period ending after December 15, 2003. The Company does not anticipate that the adoption of FIN 46R will have a material impact on its financial position, cash flows and results of operations.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2003, 2002 and 2001

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

SFAS No. 132 (Revised 2003) - Employers’ Disclosures about Pensions and Other Postretirement Benefits

In December 2003, the FASB issued SFAS No. 132, Revised 2003, (“SFAS 132R”), which requires an entity to make additional disclosures about pensions and other postretirement benefits. These disclosures include information describing the types of plan assets, investment strategy, measurement date(s), plan obligations, cash flows and components of net periodic benefit cost. SFAS 132R would be effective for any domestic plans beginning with fiscal years ending after December 15, 2003 and any foreign plans beginning with fiscal years ending after June 15, 2004. The Company has adopted these additional disclosures for the year ended December 31, 2003 (See Note 35.d).

SAB No. 104 – Revenue Recognition

In December 2003, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition. SAB 104 updates portions of the interpretive guidance included in Topic 13 of the codification of Staff Accounting Bulletins in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The company believes it is currently following the guidance of SAB 104.

EITF 00-21 - Accounting for Revenue Arrangements with Multiple Element Deliverables

In November 2002, the Emerging Issues Task Force (“EITF”), of the FASB reached a consensus on EITF 00-21. EITF 00-21 provides guidance on how to account for arrangements that may involve multiple revenue-generating activities, for example, the delivery of products or performance of services, and/or rights to use other assets. The requirements of EITF 00-21 will be applicable to agreements entered into for periods beginning after 15 June 2003 and will therefore first apply to the Company for any arrangements entered into from 1 April 2004. The adoption of this EITF had no impact on the Company’s financial position or results of operations.

EITF Issue No. 01-08 - Determining Whether an Arrangement Contains a Lease

In May 2003, the EITF reached consensus in EITF Issue No. 01-08 to clarify the requirements of identifying whether an arrangement should be accounted for as a lease at its inception. The guidance in the consensus is designed to mandate reporting revenue as rental or leasing income that otherwise would be reported as part of product sales or service revenue. EITF Issue No. 01-08 requires both parties to an arrangement to determine whether a service contract or similar arrangement is, or includes, a lease within the scope of SFAS No. 13, “Accounting for Leases.” The Company does not anticipate that the adoption of EITF Issue No. 01-08 will have a material effect on its consolidated results of operations, cash flows or financial position.

EITF Issue No. 03-11 - Reporting Realized Gains and Losses on Derivative Instruments That Are Subject to FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, and Not Held for Trading Purposes

In July 2003, the EITF reached consensus in EITF Issue No. 03-11 that determining whether realized gains and losses on derivative contracts not held for trading purposes should be reported on a net or gross basis is a matter of judgment that depends on the relevant facts and circumstances and the economic substance of the transaction. In analyzing the facts and circumstances, EITF Issue No. 99-19, and Opinion No. 29, “Accounting for Nonmonetary Transactions,” should be considered. EITF Issue No. 03-11 is effective for transactions or arrangements entered into after September 30, 2003. The Company does not anticipate that the adoption of EITF Issue No. 03-11 will have a material effect on its consolidated results of operations, cash flows or financial position.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2003, 2002 and 2001

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

Accounting for Asset Retirement Obligations

In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations”. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. An entity shall measure changes in the liability for an asset retirement obligation due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. The interest rate used to measure that change shall be the credit-adjusted risk-free rate that existed when the liability was initially measured. That amount shall be recognized as an increase in the carrying amount of the liability and as an expense classified as an operating item in the statement of operations. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. In the opinion of our Management the adoption of this rule has not had a material effect on net income or shareholder’s equity.

Amendment of Statement 133 on Derivative Instruments and Hedging Activities

In April 2003, the FASB issued SFAS No.149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”, which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities”. The provisions of this statement are effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The adoption of SFAS 149 did not result in any impact to the Company’s financial statements.

Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity

In April 2003, the FASB issued SFAS No. 150, “Accounting for certain Financial Instruments with Characteristics of Both Liabilities and Equity”. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. Some of the provisions of this Statement are consistent with the current definition of liabilities in FASB Concepts Statement No. 6, Elements of Financial Statements. The adoption of SFAS 150 did not result in any impact to the Company’s financial statements.

* * * * * * * * * * * * * * * * * * * * * * * * * * * * *

EXHIBIT INDEX

Exhibit Number	Description

1.1	Bylaws of Telecomunicações de São Paulo S.A.—Telesp, as amended (unofficial English translation)

12.1	Section 906 Certification of the Chief Executive Officer

12.2	Section 906 Certification of the Chief Financial Officer

13.1	Section 302 Certification of the Chief Executive Officer

13.2	Section 302 Certification of the Chief Financial Officer