Form 20-F
period 2004-12-31
TELESP PARTICIPACOES SA
filed 2005-04-15
CIK 1066119

As filed with the Securities and Exchange Commission on April 15, 2005

SECURITIES AND EXCHANGE COMMISSION

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

The number of outstanding shares of each class of stock of Telecomunicações de São Paulo S.A. – Telesp as of December 31, 2004.

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

Item 17  ☐    Item 18  ☒

i

INTRODUCTION

References in this annual report to “Telesp,” “we,” “our”, “us” and “the company” are to Telecomunicações de São Paulo S.A. – TELESP and its consolidated subsidiaries (unless the context otherwise requires). In addition, all references in this annual report to:

•	“ADSs” are to our American Depositary Shares, each representing 1,000 shares of our non-voting preferred shares;

•	“Anatel” are to Agência Nacional de Telecomunicações – ANATEL, the National Telecommunications Agency of Brazil;

•	“BOVESPA” are to the Bolsa de Valores de São Paulo, or the São Paulo Stock Exchange;

•	“Brazilian Central Bank” or “Central Bank” are to the Banco Central do Brasil, the Central Bank of Brazil;

•	“Brazilian Corporate Law” are to the Lei das Sociedades por Ações, Law No. 6,404 of December 1976, as amended;

•	“Brazilian government” are to the federal government of the Federative Republic of Brazil;

•	“CMN” are to the Conselho Monetário Nacional, the Monetary Council of Brazil;

•	“Commission” or “SEC” are to the U.S. Securities and Exchange Commission;

•	“Corporate Law Method” is the accounting practice to be followed in the preparation of our financial statements for regulatory and statutory purposes prescribed by the Brazilian Corporate Law and accounting standards issued by the CVM and the Independent Auditors Institute of Brazil (Instituto dos Auditores Independentes do Brasil – IBRACON);

•	“CVM” are to the Comissão de Valores Mobiliários, the Securities Commission of Brazil;

•	“General Telecommunications Law” are to Lei Geral de Telecomunicações, as amended, which regulates the telecommunications industry in Brazil;

•	“real,” “reais” or “R$” are to Brazilian reais, the official currency of Brazil; and

•	“US$,” “dollars” or “U.S. dollars” are to United States dollars;

Unless otherwise specified, data relating to the Brazilian telecommunications industry included in this annual report were obtained from Anatel.

The “Glossary of Telecommunications Terms” that begins on page 90 provides the definition of certain technical terms used in this annual report.

FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. Certain statements included in this annual report, principally in “Item 3.D—Risk Factors,” “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects,” contain information that is forward looking, including, but not limited to:

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

Forward-looking statements may also be identified by words such as “believe,” “expect,” “anticipate,” “project,” “intend,” “should,” “seek,” “estimate,” “future” or similar expressions. Forward-looking information involves risks and uncertainties that could significantly affect expected results. The risks and uncertainties include, but are not limited to:

•	the short history of our operations as an independent, private-sector entity and the ongoing introduction of greater competition to the Brazilian telecommunications sector;

•	the cost and availability of financing;

•	uncertainties relating to political and economic conditions in Brazil as well as those of other emerging markets;

•	inflation and exchange rate risks;

•	the Brazilian government’s telecommunications policy; and

•	the adverse determination of disputes under litigation.

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

PRESENTATION OF FINANCIAL INFORMATION

Our consolidated financial statements as of December 31, 2004 and 2003 and for the years ended December 31, 2004, 2003 and 2002, have been prepared in accordance with the Corporate Law Method, which differs in certain significant respects from generally accepted accounting principles in the United States, or U.S. GAAP. Note 32 to our financial statements appearing elsewhere in this annual report describes the principal differences between the Corporate Law Method and U.S. GAAP as they relate to us, and provides a reconciliation to U.S. GAAP of net income and shareholders’ equity. These consolidated financial statements have been audited by Deloitte Touche Tohmatsu Auditores Independentes.

We have made rounding adjustments to reach some of the figures included in this annual report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

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

The following tables present a summary of our selected financial data at the dates and for each of the periods indicated. You should read the following information together with our audited consolidated financial statements and the notes thereto included elsewhere in this annual report and with “Item 5—Operating and Financial Review and Prospects.”

	Year ended December 31,
	2004	2003	2002	2001	2000
	(in millions of reais, except per share data)
Income Statement Data:
Corporate Law Method
Net operating revenue	13,309	11,805	10,088	9,049	7,310
Cost of services (1)	(7,496)	(6,715)	(5,770)	(4,896)	(4,185)

Gross profit	5,813	5,090	4,318	4,153	3,125
Operating expenses, net (1)	(2,544)	(2,643)	(2,207)	(1,955)	(1,238)
Operating income before financial income (expense)	3,269	2,447	2,111	2,198	1,887
Financial expense, net	(404)	(630)	(755)	(336)	(153)

Operating income	2,865	1,817	1,356	1,862	1,734
Net non-operating income (expense)	40	50	(33)	(17)	68

Income before taxes and minority interests	2,905	1,867	1,323	1,845	1,802
Income and social contribution taxes	(724)	(279)	(247)	(269)	(331)
Minority interests	—	—	—	—	(1)

Net income	2,181	1,588	1,076	1,576	1,470

Earnings per thousand shares in reais	4.42	3.22	2.18	3.19	2.97

Cash Dividends per thousand shares in reais, net of income tax
Common Shares	5.63	6.90	1.78	1.83	1.53
Preferred Shares	6.20	7.60	1.96	1.83	1.53

U.S. GAAP
Net income (loss)	2,184	2,011	675	1,652	1,755

Net income (loss) per thousand shares:
Common shares—Basic (2)	4.05	3.62	1.25	3.35	3.58

	Year ended December 31,
	2004	2003	2002	2001	2000
	(in millions of reais, except per share data)
Weighted average number of common shares outstanding - basic (thousands)	165,320,207	165,320,207	165,321,904	165,322,470	165,376,730
Common shares—Diluted (2)	4.05	3.62	1.25	3.35	3.58
Weighted average number of common shares outstanding –diluted (thousands)	165,320,207	165,320,207	165,321,904	165,322,470	165,376,730
Preferred shares—Basic (3)	4.61	4.31	1.43	3.35	3.58
Weighted average number of preferred shares outstanding - basic (thousands)	328,272,073	328,272,073	328,325,175	328,342,876	325,037,442
Preferred shares—Diluted (3)	4.61	4.31	1.43	3.35	3.58
Weighted average number of preferred shares outstanding (thousands)	328,272,073	328,272,073	328,325,175	328,342,876	325,037,442

(1)	Reflects the reclassification of our employees’ profit sharing expense in 2001 and 2000.

(2)	Net income per thousand shares in accordance with U.S. GAAP	2001
	Common shares—Basic and diluted
	Before cumulative effect of a change in accounting principle	3.29
	Cumulative effect of a change in accounting principle	0.06
	U.S. GAAP net income	3.35

(3)	Net income per thousand shares in accordance with U.S. GAAP	2001
	Preferred shares—Basic and diluted
	Before cumulative effect of a change in accounting principle	3.29
	Cumulative effect of a change in accounting principle	0.06
	U.S. GAAP net income	3.35

	December 31,
	2004	2003	2002	2001	2000
	(in millions of reais, except per share data)
Balance Sheet Data:
Corporate Law Method
Property, plant and equipment, net	13,369	14,735	16,223	17,515	15,715
Total assets	18,752	20,123	22,361	22,828	19,979
Loans and financing - current portion	530	1,982	2,471	2,636	1,194
Loans and financing - non-current portion	2,226	995	2,115	1,368	705
Shareholders’ equity	11,399	12,269	14,483	14,699	14,464
Capital stock	5,978	5,978	5,978	5,640	5,848
Number of shares outstanding (in thousands)	493,592,279	493,592,279	493,592,279	493,665,346	493,665,346
U.S. GAAP
Property, plant and equipment, net	13,700	15,063	16,749	18,191	16,427
Total assets	19,159	20,470	23,036	23,517	20,745
Loans and financing—current portion	478	1,878	2,305	2,543	1,174

Loans and financing—non-current portion	2,231	942	2,055	1,349	705
Shareholders’ equity	11,422	12,280	14,174	14,638	14,233

	December 31,
	2004	2003	2002	2001	2000
	(million of reais except when indicated)
Cash Flow Data:
Operating activities:
Net cash provided by (used in) operating activities	5,606	4,977	4,574	3,775	3,425
Investing activities
Net cash used in investing activities	(1,415)	(1,278)	(1,614)	(4,526)	(4,186)
Financing activities:
Net cash provided by (used in) financing activities	(4,167)	(3,974)	(2,675)	860	789

Increase (decrease) in cash and cash equivalents	24	(276)	285	109	28

Cash and cash equivalents at beginning of year	215	491	206	97	69

Cash and cash equivalents at end of year	239	215	491	206	97

B.	Exchange Rates

Prior to March 14, 2005, there were two principal foreign exchange markets in Brazil, in which rates were freely negotiated but could be strongly influenced by Central Bank intervention:

•	the commercial rate exchange market dedicated principally to trade and financial foreign exchange transactions such as the buying and selling of registered investments by foreign entities, the purchase or sale of shares or ADSs, or the payment of dividends or interest with respect to shares or ADSs; and

•	the floating rate exchange market that was generally used for transactions not conducted through the commercial foreign exchange market.

In March 2005, the National Monetary Council enacted Resolution No. 3265, pursuant to which the commercial rate exchange market and the floating rate exchange market were unified in a sole exchange market, effective as of March 14, 2005. The new regulation allows, subject to certain procedures and specific regulatory provisions, the purchase and sale of foreign currency and the international transfer of reais by a person or legal entity, without limitation as to amount, provided, however, the transaction has a legal objective. Foreign currencies may only be purchased through financial institutions domiciled in Brazil authorized to operate in the exchange market.

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

As of December 31, 2004, the commercial market rate for purchasing U.S. dollars was R$2.6544 to US$1.00. See “Item 5.A—Operating and Financial Review and Prospects—Operating Results—Overview—Brazilian Economic Environment.”

The following tables show, for the periods and date indicated, certain information regarding the real/U.S. dollar commercial or unified exchange rate, as applicable.

	Exchange Rate of R$ per US$
Year ended December 31,	Low	High	Average	Year-End
1999	1.2078	2.1647	1.8158	1.7890
2000	1.7234	1.9847	1.8295	1.9554
2001	1.9357	2.8007	2.3522	2.3204
2002	2.2709	3.9552	2.9309	3.5333
2003	2.8219	3.6623	3.0711	2.8892
2004	2.6544	3.2051	2.9257	2.6544

Source: Central Bank.

	Exchange Rate of R$ per US$
	High	Low
Month
December 2004	2.7867	2.6544
January 2005	2.7222	2.6248
February 2005	2.6320	2.5621
March 2005	2.7621	2.6011
April 2005 (through April 14, 2005)	2.6598	2.5598

Source: Central Bank.

C.	Capitalization and Indebtedness

Not applicable.

D.	Reasons for the Offer and Use of Proceeds

Not applicable.

E.	Risk Factors

This section is intended to be a summary of more detailed discussions contained elsewhere in this annual report. The risks described below are not the only ones we face. Additional risks which we do not presently consider material, or of which we are not currently aware, may also affect us. Our business, results of operations or financial condition could be impacted if any of these risks materializes and, as a result, the market price of our preferred shares and our ADSs could be affected.

Risks Relating to Developments in Brazil and Their Impact on Our Business

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

Brazil has experienced extremely high rates of inflation in the past. Inflation and certain of the government’s measures taken in the attempt to curb inflation have had significant negative effects on the Brazilian economy. Since 1994, Brazil’s inflation rate has been substantially lower than in previous periods. Consumer prices rose 7.6% in 2004, the lowest rate of inflation in four years. The amplified consumer price index, or IPCA, was 9.3% in 2003, as compared to 12.5% in 2002 and 7.7% in 2001. Brazil’s general price index, or the IGP-DI, reflected inflation rates of 12.1% in 2004, 7.7% in 2003, 26.4% in 2002 and 10.4% in 2001. However, inflationary pressures persist, and actions taken in an effort to curb inflation, coupled with public speculation about possible future governmental actions, have contributed to economic uncertainty in Brazil and heightened volatility in the Brazilian securities market. If Brazil experiences significant inflation rates, we may be unable to increase service tariffs and prices charged to our customers in amounts that are sufficient to cover our increasing operating costs, and our business may be adversely affected as a consequence.

Fluctuations in the value of the Brazilian real against the value of the U.S. dollar may adversely affect our ability to pay U.S. dollar-denominated or U.S. dollar-linked obligations and could lower the market value of our preferred shares and ADSs.

The Brazilian currencies have experienced devaluations in the past. The real devalued against the U.S. dollar by 18.7% in 2001 and 52.3% in 2002. In contrast, the real appreciated in 2003 and 2004 against the U.S. dollar by 18.2% and 8.1%, respectively. See “Item 3.A—Selected Financial Data—Exchange Rates” for more information on exchange rates.

As of December 31, 2004, 44.6 percent of our R$2.76 billion total indebtedness was denominated in foreign currencies, and primarily in U.S. dollars and Japanese yen. As of December 31, 2004, we had currency hedges in place to cover virtually all of our foreign currency denominated debt. See “Item 11a-Quantitative and Qualitative Disclosure about Market Risk—Exchange Rate Risk.” Significant costs relating to our network infrastructure are payable or linked to payment by us in U.S. dollars. However, other than income derived from hedging transactions and international long distance interconnection, all of our revenues are generated in reais. To the extent that the value of the real decreases relative to the U.S. dollar, our debt becomes more expensive to service and it becomes more costly for us to import technology and goods necessary to operate our business. Certain additional costs, however, are offset by revenues from corresponding hedging transactions. Nevertheless, currency fluctuations are expected to continue to affect our financial income and expense.

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

For example, in 2001, after prolonged periods of recession followed by political instability, Argentina announced that it would no longer continue to service its public debt. In order to address the deteriorating economic and social crisis, the Argentine government abandoned its decade-old fixed dollar-peso exchange rate, allowing the peso to float to market rate levels. In 2002, the Argentine peso experienced a 236% devaluation against the U.S. dollar. The situation in Argentina may have negatively affected investors’ perceptions towards Brazilian securities. In 2003, the Argentine economy began to stabilize and the Argentine peso experienced a 12.6% appreciation against the U.S. dollar; in 2004, the Argentine peso devalued by 1.2% against the U.S. dollar.

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

Our business is subject to extensive government regulation. Anatel, which is the primary telecommunications industry regulator in Brazil, is responsible for, among other things:

•	regulations;

•	licensing;

•	tariffs;

•	competition;

•	telecommunications resource allocation;

•	service standards;

•	technical standards;

•	quality standards;

•	interconnection and settlement arrangements; and

•	supervision of universal service obligations.

The initial monthly fees and usage fee tariffs for our services (local and long-distance) were initially determined in our concession agreement, which also sets the annual price adjustment. We derive a substantial portion of our revenues from services subject to this price adjustment. The method of price adjustment is basically a price cap. Anatel applies annually a price index correction that reflects the inflation index of the period (in accordance with the concession contract) and a productivity factor (in accordance with the concession contract) to our local and long-distance tariffs. Anatel has complied with the tariff range set by the concession agreement. We are currently involved in litigation relating to the inflation index used to calculate the price adjustment of our fees. See “Item 4B – Local Rates” and “Item 8A – Regulatory and Antitrust Litigation” for additional information on these claims. In addition, Anatel enacted the Local Areas Regulation (Regulation 373) in June 2004 which reconfigured the fees for calls between certain municipalities and localities. The Local Areas Regulation reduces revenues received from both intraregional and local calls. See “Item 5A—Operating Results—Overview—Regulatory and Competitive Factors.” We expect that Anatel’s regulatory policies with respect to fees and other aspects of the telecommunications market will continue to affect our business.

Our concession may be terminated by the Brazilian government under certain circumstances.

We operate our business under a concession granted by the Brazilian government. According to the terms of the concession, we are obligated to meet certain network expansion requirements and to maintain minimum quality and service standards. For example, Anatel requires that we satisfy through December 2005 certain conditions with respect to, among other things, expansion of our network to provide public telephone service for all areas with populations in excess of 100, expansion of our network to provide private individual telephone service for all areas with populations in excess of 300 and, with respect to quality of service, targets for call completion rates. Our ability to satisfy these terms and conditions, as well as others, may be affected by factors beyond our control. We cannot assure you that, going forward, we will be able to comply with all of the requirements imposed on us by Anatel or the Brazilian government. Our failure to comply with the requirements of our concession may result in the imposition of fines or other government actions, including the termination of our concession. Any partial or total revocation of our concession would have a material adverse effect on our financial condition and results of operations.

Our current Concession Agreement expires December 31, 2005, and, subject to satisfactory completion of certain network expansion, modernization and service quality obligations, contemplates a full renewal for an additional 20 years or revocation. In accordance with the notice provisions of the current Concession Agreement, we formally notified Anatel of our intention to renew such Concession Agreement on June 30, 2003. While the basic form of the renewed Concession Agreement has been finalized by Anatel and subject to extensive public comment, certain regulatory terms and conditions that will, or may be incorporated, into the renewed Concession Agreement remain pending. Such regulatory additions to the renewed Concession Agreement pertain to, among other things, price index, general competitive practices, corporate and consumer accounting and productivity measures. See “Item 4B—Business Overview—Regulation of the Brazilian Telecommunications Industry—Concessions and Authorizations.” Subject to our satisfaction of the network expansion, modernization and service quality obligations set forth in the current Concession Agreement through December 2005, the renewed Concession Agreement will become effective on January 1, 2006.

We face substantial competition from other fixed-line providers that may reduce our market share.

The satisfaction of Anatel’s universal service targets by several fixed telecommunications services providers opened our region to the provision of local and long-distance telecommunications services by other providers. We have experienced, and expect to continue to experience, market adjustments in which providers take actions in order to compete for clients, especially corporate clients. Such actions tend to result in lower prices and impacts market share. The providers that have met the universal service targets are allowed to change their shareholding structures, thereby driving an increase in business combinations, consolidations and capital infusions. As a result of such activity, the Brazilian telecommunications market continues to reorganize and the profile of our competitors remains subject to change. This move towards reorganization and consolidation is evidenced by Telemar’s acquisition of Pegasus and the building of its own network in Region III (as Telemar is now authorized to offer services outside its region), the acquisition of MetroRED and Vant by Brasil Telecom and the acquisition of AT&T Latin America, Embratel and Vésper by Teléfonos de México, S.A. de C.V., or Telmex. Similarly, we continue to expand our business, and currently operate in the concession areas of Telemar and Brasil Telecom when we identify desirable opportunities that comport with our strategic business objectives.

We face increasing competition from cellular service providers.

Rapid growth of the cellular telecommunications industry and intense competition among cellular services providers have resulted in lower prices for cellular services. Cellular services are increasingly becoming an alternative to fixed-line services for residential customers and we expect that this trend may negatively impact the use of fixed telecommunications services for some relative period of time. See “Item 4—Information on the Company—Competition.” Indeed, in the second quarter of 2003, the number of cellular phones surpassed the number of fixed phones in Brazil, and, in the first quarter of 2004, the same phenomenon transpired in the State of São Paulo. While some of the negative impact from the migration to cellular services is mitigated by the interconnection fees we receive from cellular to fixed-line calls, we cannot assure you that this will continue or that the continued growth of cellular services, and possible combination packages of services between fixed-line and mobile services, will not ultimately have an adverse impact on our business. Subsidiaries of America Móvil, S.A. de C.V. operating under the brand name “Claro” and Embratel, each controlled by Carso Telecom Group (Carso Global Telecom, S.A. de C.V. is a closely-held company in Mexico among Carlos Slim Helú and family), may accelerate this trend of combination offerings involving fixed-line and mobile services.

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

The advent of new products and technologies could have a variety of consequences for us. New products and technologies may reduce the price of our services by providing lower-cost alternatives, or they may also be superior to, and render obsolete, the products and services we offer and the technologies we use, thus requiring investment in new technology. If such changes do transpire, our most significant competitors in the future may be new participants in the market without the burden of any installed base of older equipment. The cost of upgrading our products and technology in order to continue to compete effectively could be significant.

Risks Relating to the Preferred Shares and the ADSs

The Preferred Shares and ADSs generally do not have voting rights.

In accordance with Brazilian Corporate Law and our bylaws, holders of preferred shares, and therefore of the ADSs, are not entitled to vote at meetings of our shareholders, except in limited circumstances set forth in “Item 10.B—Memorandum and Articles of Association.”

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

Certain Factors Relating to Our Controlling Shareholder

Our controlling shareholder has a great deal of influence over our business.

Telefónica Internacional S.A., or Telefónica Internacional, our principal shareholder, currently owns directly and indirectly approximately 84.71% of our voting shares and 87.49% of our total capital. See “Item 7.A—Major Shareholders and Related Party Transactions—Major Shareholders.” As a result of its share ownership, Telefónica Internacional has the power to control us and our subsidiaries, including the power to elect our directors and officers and to determine the outcome of any action requiring shareholder approval, including transactions with related parties, corporate reorganizations and the timing and payment of our dividends. Given this degree of control over our company, circumstances could arise under which the interests of Telefónica Internacional could be deemed to be in conflict with the interests of our other shareholders.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

General

We are a corporation (sociedade anônima) organized under the laws of the Federative Republic of Brazil and registered with the CVM, as a publicly held company. Our stock is traded on BOVESPA. We are also registered with the Commission in the United States and our ADSs are traded on the New York Stock Exchange, or NYSE. Our headquarters are located at Rua Martiniano de Carvalho, 851, 21º andar, 01321-001, São Paulo, SP, Brazil. Our telephone number is 55-11-3549-7922.

At December 31, 2004, we had 165,320,206,602 outstanding common shares, with no par value per share, and 328,272,072,739 preferred shares, with no par value per share, and our shareholders’ equity was in the amount of R$11,398,632,000 as presented under the Corporate Law Method.

We provide fixed-line telecommunications services in the State of São Paulo under a concession agreement granted in 1998 by the Brazilian government arising out of the restructuring and privatization of the Telebrás System, as described below. This concession authorizes us to provide fixed-line telecommunications services in a specific region, which includes all of the State of São Paulo with the exception of a small area where a previously existing fixed-line service provider that was not part of the Telebrás System continues to operate independently.

As of December 31, 2004, our regional telephone network included approximately 14.2 million installed lines, including public telephone lines, of which 12.5 million lines were in service. Of the access lines in service, approximately 74.8% were residential, 20.1% were commercial, 2.6% were public telephone lines and 2.4% were for our own use and for testing.

Historical Background

The Restructuring and Privatization

Before the incorporation of Telecomunicações Brasileiras S.A. – Telebrás in 1972, there were more than 900 telecommunications companies operating throughout Brazil. Between 1972 and 1975, Telebrás and its operating subsidiaries, collectively the “Telebrás System,” acquired almost all of the telephone companies in Brazil and monopolized the provision of public telecommunications services in virtually all areas of the country.

On April 12, 1973, our predecessor company, which carried the same name as we do, Telecomunicações de São Paulo S.A. – Telesp, began providing telecommunications public services as a Telebrás System operating company in the State of São Paulo. In 1973, our predecessor company acquired Companhia Telefônica da Borda do Campo, or CTBC, which had long been active in the São Paulo metropolitan area as a telecommunications public services concessionaire. With this acquisition, our predecessor company became the main supplier of fixed-line telecommunications services in the State of São Paulo and would remain so until a wave of deregulation in the 1990s.

In 1995, the Brazilian government began a comprehensive reform of Brazil’s telecommunications regulatory system. In July 1997, Brazil’s national congress adopted the General Telecommunications Law, which provided for the establishment of a new regulatory framework, the introduction of competition and the privatization of the Telebrás System.

In May 1998, the Telebrás System was restructured to form, in addition to Telebrás, twelve new holding companies. Virtually all assets and liabilities of Telebrás were allocated to the new holding companies. The resulting new holding companies, together with their respective subsidiaries, consisted of: (i) eight cellular holding companies, each in one of eight cellular regions, holding one or more operating companies providing cellular services; (ii) three fixed-line holding companies, each in one of three fixed-line regions, holding one or more operating companies providing local and intraregional long-distance services; and (iii) Embratel Participações S.A., a holding company of Empresa Brasileira de Telecomunicações S.A. – Embratel, which provides international long-distance services throughout Brazil.

Telesp Participações S.A., or TelespPar, was one of the resulting holding companies formed in connection with the Telebrás restructuring. In connection with the breakup of Telebrás, TelespPar was allocated all the share capital held by Telebrás in the operating subsidiaries of the Telebrás System in the State of São Paulo, including our predecessor company, that provided fixed-line telecommunications service in the State of São Paulo. In July 1998, the federal government sold substantially all its shares of the resulting holding companies, including TelespPar, to private sector buyers.

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

The Reorganization

On November 30, 1999, the shareholders of our predecessor company, together with the shareholders of TelespPar, CTBC and SPT, approved a reorganization which involved successive mergers. Our predecessor company’s operations and the operations of CTBC and SPT were incorporated into TelespPar, which remained as the surviving entity and became the telecommunications services company operating under our current name, Telecomunicações de São Paulo S.A. – Telesp.

Accomplishment of Targets

On September 30, 2001, we achieved our December 31, 2003 network expansion and universal service targets, as further described below, which was acknowledged by Anatel through Act 23.395 of March 1, 2002. Since we had accomplished the universal service targets, on April 29, 2002, Anatel granted us a concession allowing us to offer international and interregional long-distance services outside our concession region, thereby enabling us to have a presence throughout Brazil. Accordingly, on May 7, 2002, we began providing international long-distance service and on July 29, 2002 we began providing interregional long-distance service. See “—Regulation of the Brazilian Telecommunications Industry—Obligations of Telecommunications Companies—Network Expansion—General Plan on Universal Service Targets” for information relating to Anatel’s network expansion and universal service targets.

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

As a result of the spin-off, we hold no interest in the equity share capital of Data Brasil and Data Brasil holds no interest in our equity share capital. The relationship between Data Brasil and us is limited. We only enter into certain arrangements in the ordinary course of business that normally exists between a fixed-line network operator and a data transmission services provider. Still, we and Data Brasil remain indirectly under the common control of Telefónica, S.A. and certain of its affiliates.

Ceterp’s Acquisition

On December 22, 1999, we acquired through a public auction from the municipal government of the City of Ribeirão Preto, in the State of São Paulo, 51.0% of the voting shares and 36.0% of the total shares outstanding of Centrais Telefônicas de Ribeirão Preto S.A., or Ceterp. Ceterp provided fixed-line and cellular services in the State of São Paulo outside the Telebrás System and had been one of our minor competitors. According to the terms of the acquisition, on December 30, 1999, we acquired an additional 45% of the voting shares and 36% of the total shares outstanding of Ceterp from certain pension funds.

Under the terms of the acquisition, we were required to launch a tender offer for the remaining minority shares of Ceterp at a price equal to that paid to the selling pension funds, with adjustments for inflation and interest. This tender offer was completed on October 4, 2000 and, as a result, we increased our holdings to 99.85% of the voting shares and 96.97% of the preferred shares of Ceterp.

In order to comply with regulatory requirements, on October 27, 2000, Ceterp sold for cash Ceterp Celular S.A., its wholly owned cellular subsidiary, to Telesp Celular.

On November 30, 2000, Ceterp was merged into us.

Corporate Structure and Ownership

Our general corporate and shareholder structure is as follows:

Capital Expenditures

Prior to privatization, our capital expenditures were planned and allocated on a system-wide basis and subject to approval by the Brazilian government. These constraints on capital expenditures prevented us from making certain investments that otherwise would have been made to improve telecommunications services in our concession region.

These restrictions have been lifted and we are now permitted to determine our own capital expenditure budget, subject to compliance with certain obligations to expand service under the concession.

The following table sets forth our capital expenditures for each year in the three-year period ended December 31, 2004.

	Year ended December 31,
	2004	2003	2002
	(in millions of reais)
Switching equipment	67.9	58.0	158.0
Transmission equipment	215.2	97.4	349.6
Infrastructure	17.9	41.7	88.0
External network	82.8	265.9	264.0
Data transmission	234.6	199.0	221.3
Line support equipment	296.4	205.9	296.7
Administration (general)	322.1	358.0	124.3
Long-distance	12.0	16.0	3.3
Other	90.0	103.0	160.8

Total capital expenditures	1,338.9	1,344.9	1,666.0

The primary focus of our capital expenditure program has been, and continues to be, the expansion, modernization and digitalization of the network in order to comply with Anatel’s targets and to provide quality service for our clients. See “Item 4.B—Information on the Company—Business Overview—Regulation of the Brazilian Telecommunications Industry—Obligations of Telecommunications Companies.”

We anticipate that our capital expenditures for 2005 will be approximately R$1.7 billion. We expect to fund these expenditures with funds internally generated from our operations and through external sources of credit.

B.	Business Overview

Our Region

The State of São Paulo covers an area of 248,809 square kilometers, representing approximately 2.9% of Brazil’s territory. The population of the State of São Paulo is approximately 39.0 million, representing 22% of Brazil’s total population. The gross domestic product, or GDP, of the State of São Paulo in 2004 was an estimated R$575.2 billion, or approximately US$197.0 billion, representing approximately 33% of Brazil’s GDP for the year. The State of São Paulo’s annual per capita income during 2004 was an estimated R$14,365, or approximately US$4,919.

The concessions granted by the Brazilian government in 1998 allowed us to provide fixed-line telecommunications services to a region that includes most – approximately 95% – of the State of São Paulo. The portion of the State of São Paulo that is excluded from our concession region represents approximately 1.5% of total lines in service and 1.9% of the population in the state. This concession is operated by CTBC Telecom.

Our concession region is Region III, which is comprised of 622 municipalities, including the City of São Paulo, with an aggregate population of approximately 39 million. Of the municipalities in Region III, 59 have populations in excess of 100,000. The City of São Paulo has a population of approximately 11 million. According to the plan established by the federal government, whereby the government granted licenses to four providers of fixed-line telecommunications services, the State of São Paulo was divided into four sectors including sectors 31 (our predecessor company’s area prior to the reorganization), 32 (the area corresponding to Ceterp prior to our acquisition), 33 (corresponding to the portion of the State of São Paulo that we do not service) and 34 (CTBC’s area prior to the reorganization). Through transactions that took place in November 1999 and December 2000, CTBC Borda do Campo and Ceterp merged into our company, which now holds Sectors 31, 32 and 34. Sector 33 is held by CTBC Telecom.

On September 30, 2001, we attained our December 31, 2003 network expansion and universal service targets, as further described below in “Services—Interregional and International Long-Distances Services.” As a result, on April 29, 2002, Anatel granted us an operating concession to provide international and interregional long-distance services outside our concession region, thereby enabling us to have a presence throughout Brazil. On May 7, 2002, we began offering international long-distance service and, on July 29, 2002, we started offering interregional long-distance service.

The conditions for the provision of intraregional, interregional and international long-distance services outside the concession area contemplate that providers already operating services under a selection code (a two-digit code to be input by the caller as a prefix to the number dialed) shall keep such code under the new licenses authorizing operation outside the applicable concession area. Accordingly, we continue using the provider selection code “15” which permits our callers to originate calls using our services even though such caller is outside our concession area. All interregional and international cellular calls, whether in our concession area or that of another provider, dialed using Personal Mobile Service—SMP, through which mobile services users choose the provider for interregional and international long-distance calls, require dialing our code “15” in order to use our services. See “Services—Network Services.”

Services

Overview

Our services consist of:

•	local services, including installation, monthly subscription, measured service and public telephones;

•	intraregional, interregional and international long-distance services;

•	network services, including interconnection and the leasing of facilities, and other services.

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

We provide interconnection services to cellular service providers and other fixed telecommunications companies through the use of our network. In April 1999, we also began to sell handsets and other telephone equipment through Assist Telefônica S.A., our wholly owned subsidiary. Until January 2001, we provided data transmission services, but spun off our data transmission operations into Data Brasil. See “—Certain Developments—The Spin-off of certain Data Transmission Operations.”

The following table sets forth our operating revenue for the years indicated. Our tariffs for each category of service are discussed below under “—Rates and Taxes.” For a discussion of trends and events affecting our operating revenue, see “Item 5—Operating and Financial Review and Prospects.”

	Year ended December 31,
	2004	2003	2002
	(in millions of reais)
Local service	8,477	7,824	6,951
Intraregional service	2,334	1,821	1,347
Interregional long-distance service	732	639	255
International long-distance service	113	101	40
Data transmission	997	592	438
Network services	5,129	4,654	4,176
Goods sold	21	23	19
Other	623	568	451

Total	18,426	16,222	13,677
Taxes and discounts	(5,117)	(4,417)	(3,589)

Net operating revenue	13,309	11,805	10,088

Local Service

Local service includes installation, monthly subscription, measured service and public telephones. Measured service includes all calls that originate and terminate within the same local area or municipality of our concession region, which we refer to as “local calls”, and the leasing of our network for paging and trunking services. Excluding the portion of our region that was serviced by Ceterp before our acquisition in December 1999, we were the only supplier of local fixed-line and intraregional long-distance telecommunications services in our region until July 1999. At that time, licenses were auctioned to permit a competitor to provide local fixed-line and intraregional long-distance telecommunications services in our region, including the area formerly served by Ceterp. Vésper São Paulo S.A. received authorization and began operations in December 1999. Embratel also began to provide local services in our concession region in January 2003. See “—Competition.”

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

Interregional and International Long-Distance Service

On March 1, 2002, Anatel acknowledged that we had satisfied its network expansion and universal service targets two years prior to the scheduled date. As a result, on April 25, 2002, Anatel published an order that allowed us to be the first fixed-line telephone company to provide the full range of STFC services and expanded our concession to develop services in the local, intraregional, interregional and international markets throughout Brazil.

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

We began operating international long-distance service in May 2002 and interregional long-distance services in July 2002. Interregional long-distance service consists of state-to-state calls within Brazil. International long-distance service consists of calls between a point within our concession region and a point outside Brazil.

Network Services

In 2003, the most important development in network services was the migration of the mobile cellular service to the Personal Mobile Service - SMP, through which mobile services users began to choose the provider for interregional and international long-distance calls, as they had already been choosing for fixed telephone service. The introduction of the Carrier Selection Code - CSP required us to negotiate and enter into new interconnection agreements in order to implement the new rules and regulations specifically applicable to the rendering of this new service.

In 2004, four new mobile service providers entered the SMP market:

•	Telemig Cellular and Amazonia Cellular (formerly Mobile Cellular Service), each controlled by Algar S.A. Empreendimentos e Participações, a multi-industry holding company, referred to as the Algar Group;

•	Brasil Telecom Cellular, a new provider controlled by fixed-line provider Brasil Telecom; and

•	CTBC Celular, a subsidiary of CTBC Telecom (which is controlled by Telepart Participações, or Telpart Group, comprised of investment funds managed by Opportunity Bank and various Brazilian pension funds).

Several new agreements were required in 2004 by and among all SMP providers in order to guarantee correct billing for the long distance services provided by Telesp (CSP 15) which was billed to customers by their selected mobile service provider.

Our network is used for calls by our customers and by other service providers either to complement their own networks or to carry their long-distance traffic being charged on a per minute basis.

We also provide dedicated services to companies authorized to operate in the Multimedia Communication Service – SCM. The demand for those services is significant due to the good technical quality and reach of our network, particularly in the State of São Paulo.

The telecommunications services market is growing through the presence of several local, regional and mobile service providers in the State of São Paulo. We have been successful in offering network use services and network facilities to such telecommunications services providers.

Other Services

Currently, we also provide a variety of other telecommunications services that extend beyond basic telephone service, including interactive banking services, electronic mail and other similar services.

Interconnection

We have entered into interconnection agreements, which allow our customers to communicate with customers of other local and long-distance telephone operators and vice-versa. In 2004, we entered into twelve new interconnection agreements, further evidencing the burgeoning market for both local and long-distance services and corresponding expansion of services by market participants. The interconnection services we render to other mobile and fixed telecommunications providers generate revenues from the use of our local network when a call is either originated or terminated.

In 2003, the most important development in revenues obtained from interconnection fees was the migration of mobile cellular service to Personal Mobile Service - SMP, through which mobile services users began to choose the provider for interregional and international long-distance calls, as they had already been choosing for fixed telephone service.

In 2004, Anatel published releases proposing modifications to the interconnection rules in general and, specifically, to the interconnection charging rules. We believe these modifications would be favorable to our business and are hopeful that such proposals are adopted as regulations in 2005.

I-Telefônica

I-Telefônica is a free Internet access service provider launched in September 2002 by our subsidiary Assist Telefônica. The product initially covered 10 cities as test markets, but has expanded and currently covers 620 cities in the State of São Paulo and over 1,000 cities in all of Brazil. The service delivers high quality, stable Internet access that is structured to ensure that our clients do not encounter a busy signal when connecting to the Internet. I-Telefônica permits us to increase the range of our services and better supplies our customers by offering an entry-level option to the Internet market. I-Telefônica also represents a strategic tool to protect us against the possible traffic imbalance that may be generated by Internet access service providers that do not use our network.

IP Network Asset Acquisition

On December 10, 2002, after receiving the approval from Anatel, our board of directors approved a proposal to acquire certain assets from Telefônica Empresas S.A., one of the companies of the Telefónica group, including the following services: (a) an Internet service which allows our customers to access our network through remote dial-up connection, and (b) services that allow customers of Internet Service Providers, or ISPs, to have access to broadband Internet. The purpose of this asset acquisition was to capitalize on synergies that would assist in developing our network and provide a quick response to market competitors.

Authorization to provide Multimedia Services

On January 29, 2003, Anatel granted our Multimedia Communications Service (SCM) license nationwide, allowing ASSIST, our wholly-owned subsidiary, to provide voice and data services through points-of-presence (POPs), which are comprised of private telecommunications networks and circuits.

On November 11, 2004, Anatel granted us an experimental and scientific license to test “Wi-Max” technology, a multimedia service. The term of this license is 12 months and may be renewed for an additional one year.

Acquisition of Atrium

On December 30, 2004, we entered into a transaction to acquire indirect control of Atrium Telecomunicações Ltda. from Launceston Partners CV (a company incorporated in the Netherlands and controlled by the investment funds Advent Latin American, Advent PGGM Global, J.P. Morgan Partners Latin America, J.P. Morgan Capital and Sixty Wall Street Fund). Atrium provides various types of telecommunications services in Brazil, including internet and intranet services, telecommunications management services and the sale and rental of telecommunications representatives and related equipment. The transaction was approved by at a special meeting of our shareholders (Assembléia Geral Extraordinária) on January 19, 2005. The acquisition was carried out through the purchase of the total share capital of Santo Genovese Participações Ltda., which held 99.99% of the representative share capital of Atrium. The purchase price was approximately R$113.4 million and, while one of three necessary regulatory approvals has been granted by an agency of the Brazilian government (the Secretariat for Economic Policy of the Ministry of Finance), certain regulatory approvals remain pending. We believe that this acquisition will improve our ability to offer quality telecommunications services to a broader national market.

Corporate Customer Services

We provide our corporate clients telecommunications solutions that meet the needs of a number of different industries, including commerce, manufacturing, services, financial institutions and government.

Our clients are assisted by highly qualified professionals who offer the support required for the best technical solutions. We provide voice and data services tailored to meet the needs of each specific client. We work closely with our customers to identify their requirements and usage patterns, and strive to continuously improve and streamline our services to meet their needs and sustain our competitive position within the marketplace.

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

Concession agreements, which are valid from 1998 until December 31, 2005, establish a price cap for annual rate adjustments, generally effected at June of each year. The annual rate adjustment is applied to the following categories of service rates:

(1)	local services, where rates are established pursuant to a basket of tariffs. This basket includes rates for the installation of residential and commercial lines, measured services, activation and subscription fees. In case of a price adjustment, each one of the items within the local tariff basket has a different weight, and as long as the total local tariff price adjustment would not exceed the rate of increase in the General Price Index, or IGP-DI, minus a productivity factor established in the concession agreements, each individual tariff within the basket can exceed the IGP-DI variation by up to 9%.

(2)	local network services, which may be adjusted taking into account the weighted average of traffic per hour, with adjustments limited to the rate of increase in the IGP-DI minus a productivity factor established in the concession agreements;

(3)	public telephone services, with adjustments limited to the rate of increase in the IGP-DI; and

(4)	domestic long-distance services, with rate adjustments divided into intraregional and interregional long-distance services, which are calculated, based on the weighted average of the traffic, taking into account time and distance. For these categories, each tariff may individually exceed the rate of increase in the IGP-DI by up to 5%, however, the total adjustments on the basket of tariffs cannot exceed the rate of increase in the IGP-DI minus a productivity factor established in the concession agreements. See “— Regulation of the Brazilian Telecommunications Industry—Rate Regulation.”

Rates for international services are not required to follow the price cap established for other services and, therefore, we are free to negotiate our tariffs based on the international telecommunications market, where our main competitor is Embratel.

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

In June 2004, Anatel prescribed new rates for our concession area. These rates were above the rates previously put in place by a federal court injunction in June 2003. The injunction suspended rates prescribed by Anatel in June 2003 which increased fees for fixed-line telecommunications services based on variation of the General Price Index (IGP-DI measured by Fundação Getúlio Vargas) as required by the concession agreement. The injunction required use of the Consumer Price Index (IPCA, published by the Instituto Brasileiro de Geografia e Estatística) instead of the General Price Index. The federal court reasoned that the variation of the Consumer Price Index reflected inflation more accurately than the variation of the General Price Index. See “Item 8 – Regulatory and Antitrust Litigation”. On July 1, 2004, the injunction was invalidated by the Superior Court of Justice (Superior Tribunal de Justiça – STJ), one of Brazil’s intermediate federal appellate courts, thereby restoring the terms of the concession agreements and reestablishing the General Price Index as the proper measure for fees in connection with fixed-line telecommunications.

As a result of this judicial determination, we recouped the right to pass the cost of the tariffs prescribed by Anatel in June 2003 through to our consumers. Accordingly, the new rates prescribed by Anatel in June 2004 were compared to the rates prescribed in June 2003 and the difference would be passed on to customers. Payment of the difference, in accordance with the STJ’s determination, did not have a retroactive effect, but, rather, as agreed with Anatel, was divided into two forward-looking parcels, with the first charged in September 2004 and the second in November 2004, thereby implementing the cost of the adjustment for 2004.

The tariffs were applied to consumers as follows:

•	In July and August 2004, we charged a monthly subscription rate of R$33.45 for residential clients. Commercial clients and PBX were charged a monthly subscription rate of R$50.41 in Sector 31, R$49.08 in Sector 34 and R$46.83 in Sector 32. Rates for measured service were R$0.12918 per pulse in Sector 31, R$0.12374 per pulse in Sector 34 and R$0.13522 per pulse in Sector 32. Activation fees, including taxes, were R$64.16 for Sector 31, R$51.21 for Sector 32 and R$24.91 for Sector 34.

•	In September and October 2004, we charged a monthly subscription rate of R$34.50 for residential clients. Commercial clients and PBX were charged with a monthly subscription rate of R$54.35 in Sector 31, R$52.51 in Sector 34 and R$50.37 in Sector 32. Rates for measured service were R$0.13324 per pulse in Sector 31, R$0.13324 per pulse in Sector 34 and R$0.13964 per pulse in Sector 32. Activation fees, including taxes, were R$73.10 for Sector 31, R$58.97 for Sector 32 and R$32.03 for Sector 34.

•	Beginning in November 2004, we charged a monthly subscription rate of R$35.55 for residential clients. Commercial clients and PBX were charged with a monthly subscription rate of R$58.29 in Sector 31, R$55.96 in Sector 34 and R$53.91 in Sector 32. Rates for measured service were R$0.13730 per pulse in Sectors 31 and 34, and R$0.14407 per pulse in Sector 32. Activation fees, including taxes, were R$82.06 for Sector 31, R$66.74 for Sector 32 and R$39.15 for Sector 34.

Intraregional and Interregional Long-Distance Rates

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

On March 1, 2002, Anatel acknowledged that we had reached its network expansion and universal service targets two years prior to the scheduled date. As a result, on April 25, 2002, Anatel published an order that allowed us to be the first concessionaire to provide the full range of STFC services and expanded our concession to develop services in the local, intraregional, interregional and international markets throughout Brazil.

On April 29, 2002, certain provisions of Anatel’s order were partially suspended as a result of certain legal proceedings brought by Embratel. The proceedings prevented us from commencing our interregional services that originated in our concession region, Region III, and terminated in other concession areas, namely Region I (Telemar’s concession region), and Region II (Brasil Telecom’s concession region). However, our concession to provide local and interregional services in Regions I and II, Sector 33 of Region III and international services in all three regions was not affected. On June 28, 2002, Anatel dismissed the proceedings and allowed us to begin offering interregional services originating in our concession region.

On July 29, 2002 after we received the concession from Anatel to provide interregional long-distance services throughout Brazil, we launched several new options of interregional calling plans relating to consumer “Code 15”, which is the selection code dialed by customers who may choose a long-distance provider with each call, and may result in different prices based upon frequency of use and customer calling patterns.

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

Data Transmission Rates

Although we spun off most of our data transmission services to Data Brasil, we still receive revenues from the rental of dedicated analog and digital lines for privately leased circuits to corporations.

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

Other taxes on gross operating revenues include two federal taxes, the Contribuição para o Programa de Integração Social or PIS, and Contribuição para o Financiamento da Seguridade Social or COFINS, imposed on gross operating revenues at a combined rate of 3.65% for telecommunications services and 9.25% for other services. PIS is a tax designed to share business profits with employees through a mandatory national savings program, and is financed by monthly deposits collected as a percentage of gross operating revenues. COFINS is a tax designed to finance special social programs created and administered by the Brazilian government. On February 2, 2004, the combined rate of PIS and COFINS imposed on gross operating revenues generated by services other than telecommunications services increased from 4.65% to 9.25%. However, revenues related to, among other things, equity, dividends and fixed asset sales are not subject to PIS and COFINS, except for hedging transactions and interest on shareholders’ equity (juros sobre o capital próprio).

In addition, the following contributions are imposed on certain telecommunications services revenues:

•	Contribution for the Fund for Universal Access to Telecommunications Services— “FUST.” FUST was established in 2000, to provide resources to cover the cost exclusively attributed to fulfilling obligations (including free access to telecommunications services by governmental institutions) of universal access to telecommunications services that cannot be recovered with efficient service exploration or that is not the responsibility of the concessionaire. Contribution to FUST by all telecommunications services companies began in January 2001, at the rate of 1% of net operating telecommunications services revenue, and it may not be passed on to customers.

•	Contribution for the Fund of Telecommunications Technological Development—”FUNTTEL.” FUNTTEL was established in 2000, in order to stimulate technological innovation, enhance human resources development, create employment opportunities and promote access by small and medium-sized companies to capital resources, so as to increase the competitiveness of the Brazilian telecommunications industry. Contribution to FUNTTEL by all telecommunications services companies began in March 2001, at the rate of 0.5% net operating telecommunications services revenue (excepting interconnection revenues), and it may not be passed on to customers.

We must also pay the Contribution for the Fund of Telecommunications Fiscalization—”FISTEL.” FISTEL is a fund supported by a tax applicable to telecommunications operators (the “FISTEL Tax”), and was established in 1966 to provide financial resources to the Brazilian government for the regulation and inspection of the telecommunications sector. The FISTEL Tax consists of two types of fees: (i) an installation inspection fee assessed on telecommunications central offices upon the issuance of their authorization certificates; and (ii) an annual operations inspection fee that is based on the number of authorized central offices in operation at the end of the previous calendar year. The amount of the installation inspection fee is a fixed value, depending upon the kind of equipment installed in the authorized telecommunications station. The operations inspection fee equals 50% of the total amount of the installation inspection fee that would have been paid with respect to existing equipment.

Billing and Collection

We send each customer a monthly bill covering all of the services provided during the prior period. Telephone service providers are required under Brazilian law to offer their customers the choice of at least six different payment dates within the monthly billing cycle. In our case, customers are divided into thirteen different groups, and each group receives a bill according to a specific billing date within the monthly billing cycle.

We have a billing and collection system with respect to fixed-line-to-fixed-line and fixed-line-to-mobile for local, long-distance, subscription and receivables services. Payments of the bills are effected under agreements with various banks either by debiting the customer’s checking account, by direct payment to a bank or through the Internet.

Brazilian telecommunications regulations require that we offer a new billing system known as “co-billing”. The co-billing system results in a third-party telephone service company’s invoice being included within our own invoice. Our customers can receive and subsequently pay all of their bills (including the tariffs for the use of services of another telephone service provider) by using one invoice. In order to develop this co-billing system, we share our billing and collection infrastructure with the other telephone service companies and have developed a special system to facilitate this co-billing. We have co-billing agreements (i.e., co-billing “in”) with Intelig, Embratel, Vésper, Telemar/TNL, GVT, CTBC Telecom and Brasil Telecom, each of which provides fixed-line services, and with TIM and Claro, each of which provides mobile services. Similarly, we employ the same co-billing system to bill for the use of our services by customers of other service providers. We have co-billing agreements of this nature (i.e., co-billing “out”) with Vésper, Telemar, CTBC, Brasil Telecom, Sercomtel and GVT, each of which provides fixed-line services, and with Claro, Oi, Tim, Telemig Celular, Amazônia Celular, Sercomtel Celular, CTBC Celular and VIVO, each of which provides mobile services.

Anatel regulations allow us to restrict a customer from making outgoing calls after a receivable has been outstanding for 30 days – a partial block – or restrict a customer from making outgoing or receiving incoming calls – a total block – after 60 days and to disconnect a customer upon failure to pay after 90 days. In 2004, we partially blocked 441,270 telephone lines and totally blocked 467,500 telephone lines. We charge fines at a rate of 2% per month plus an interest at the rate of 1% per month on the overdue amounts. On December 31, 2004, 5.48% of all receivables had been outstanding between 30 and 90 days, and 15.59% of all receivables had been outstanding for more than 90 days. For a discussion of provisions for past due accounts, see “Item 5—Operating and Financial Review and Prospects.”

In 2004, we further developed our end-to-end revenue assurance tool automating our billing controls for telecommunications services. This revenue assurance tool (which we refer to as Call Detail Record or “CDR Tracking”) provides daily alerts in order to detect billing issues, and we prioritize our response to CDR Tracking alerts based on the amounts and time of the outstanding receivable. Through this traffic management system, we are able to monitor our revenues, plan future investments and make strategic decisions in an effort to maintain our position as a market leader.

Network and Facilities

Our network includes installed lines and switches, a network of access lines connecting customers to switches and trunk lines connecting switches and long-distance transmission equipment. As of December 31, 2004, our regional telephone network included approximately 14.2 million installed access lines, including public telephone lines, of which 12.5 million access lines were in service. Of the access lines in service, approximately 74.8% were residential, 20.1% were commercial, 2.6% were public telephone lines and 2.4% were for our own use including testing. Intraregional long-distance transmission is provided by a microwave network and by fiber optic cable. Our network strategy is to develop a broadband integrated network that is compatible with several types of telecommunications services and multimedia applications.

As a telecommunications services provider, we do not physically build our own network and facilities. We purchase the equipment through which we provide our services from third-parties and, accordingly, do not buy the raw materials that comprise our network and facilities. The following table sets forth selected information about our network in aggregate, at the dates and for the years indicated:

	At and for Year ended December 31,
	2004	2003	2002	2001	2000
Installed access lines (millions)	14.2	14.2	14.4	14.3	12.5
Access lines in service (millions) (1)	12.5	12.3	12.5	12.6	10.6
Average access lines in service (millions)	12.3	12.4	12.6	11.9	9.3
Access lines in service per 100 inhabitants	31.7	31.6	32.9	33.8	30.4
Percentage of installed access lines connected to digital switches	98.7	96.9	96.1	95.7	93.8
Employees per 1,000 access lines installed	0.5	0.6	0.7	0.8	1.3
Number of public telephones (thousands)	331.2	331.1	330.9	342.8	246.8
Registered local call pulses (billions)	33.5	35.9	35.9	33.7	29.9
Domestic long-distance call billed minutes (billions)	9.5	10.1	8.4	8.1	8.1
International call billed minutes (millions)	96.0	87.9	29.0	—	—

(1)	Data includes public telephone lines.

Technology

We are incorporating new digital technology into our network in order to offer more integrated services. In 2002, we began to offer international and interregional long-distance telecommunications services known as “Super 15”. We are the leading company providing VoIP technology (voice over IP) in the Brazilian telecommunications market. Since 1999, we have been heavily investing in the offering of broadband access through asymmetric digital subscriber line, or ADSL, technology under the brand “Speedy”. ADSL is a technology that allows more data to be sent over existing copper telephone lines. In 2004, we reached 826,400 broadband access connections. We introduced the innovative concept of a management portal in our ADSL network called “Portal de Serviços” through which our clients are able to select our services.

Our current Wi-Fi network consists of 500 hot spots which provide wireless Internet access and mobility to our Internet clients. These hot spots are installed mainly in major Brazilian airports, large hotel chains, certain restaurants and various coffee shops in the City of São Paulo.

Our development plan targets state of the art communication technology, focusing on the integration with the Internet and an increase in the number of multimedia transmission services.

As of December 31, 2004, our network was approximately 98.7% digital.

Competition

Companies seeking to operate in the telecommunications industry in Brazil are required to apply to Anatel for a concession or an authorization. Concessions and authorizations are granted for services in the public or the private regime, respectively. The public regime differs from the private regime primarily in the obligations imposed on the companies rather than the type of services offered by such companies. We are one of four companies that operate within the public regime. All other telecommunications companies, including those that provide the same services as the four public regime companies, operate under the private regime.

In order to stimulate growth and increase competition, the Brazilian government issued new authorizations within our area of operations to Vésper, Embratel and Intelig. In April 1999, Vésper won the bid in connection with operating licenses for local and long-distance fixed-line services in Region III, our concession region. Vésper only started its operations in January 2000. In July 1999, Embratel and Intelig were also authorized to provide long-distance telecommunications services in our concession region. In addition, in July 1999, Anatel introduced the operator selection code, so that customers may choose, at each call, the operator for their long-distance calls. Therefore, in 2000, competition in the long-distance service market increased, reducing our market share from previous years.

Currently, we face fierce competition in the corporate and residential segments for several types of services. In the corporate segment, we face strong competition in both voice services (local and long-distance) and data transmission, resulting in client migration and the need for greater discounts to maximize client retention. Our main competitors in the corporate segment are Teléfonos de México, S.A. de C.V. (“Telmex”), Telemar and Intelig. In the high-income residential service segment, we compete for long-distance and broadband services with Telmex, Intelig and cable TV providers. For the local voice and high-income segments, we also face increasing competition from cellular telecommunications services, which have lower rates for certain types of calls such as mobile destination calls. Competition increases our advertising and marketing costs.

In the low-income local fixed telecommunications segment, we face less direct competition because of the low profitability of this market. However, the competition from pre-paid cellular telecommunications providers is significant. Such services are relatively profitable because of the fees generated by the interconnection of fixed and cellular networks. Although the values fixed by the mobile interconnection tariff remain under consideration by Anatel and the subject of evolving industry discussion, we believe that there may be future changes possibly resulting in a positive impact on our cost structure.

Vésper was formed by Qualcomm, VeloCom and Bell Canada International in 1999. According to the rules enacted by Anatel, Vésper was required to quickly develop its local service business.

In 2002, Vésper started to offer portable telephones, which did not require physical installation in a customer’s premises and which could be operated remotely, similarly to cellular phones. However, the coverage of this device extended for several kilometers, and Anatel prevented its sale based on the assumption that it violated the terms of Vésper’s wire line telecommunications license. Vésper modified the system and decreased its range, and was thus allowed to resume the sale of its device. Based on the positive acceptance of this product when it did not present any range limits, Vésper tried to extend its operations to the wireless telecommunications business through the acquisition of licenses to operate in SMP (Personal Mobile Service), an authorization for a general mobile services operation, in the State of São Paulo (but not in the city). However, Anatel did not authorize the use of the frequency in which Vésper operated to cellular telecommunications services and, subsequently, Vésper’s operations were offered for sale by its controlling shareholders in April 2003. In the third quarter of 2003, Vésper was sold to Embratel.

Embratel was acquired by MCI WorldCom in the privatization of the Telebrás System in 1998. In July 2001, MCI filed for bankruptcy under Chapter 11 in U.S. federal bankruptcy court. According to the management of Embratel, despite the problems of its controlling shareholder, Embratel maintained fully its managerial and financial independence from its controlling shareholder. We understand that MCI WorldCom’s reorganization did not have any impact on Embratel’s operations. Since 2002, Embratel has been subject to long-distance service competition as a result of our operations and those of Telemar. During the second quarter of 2004, Embratel was sold to Telmex, the leading provider of fixed-line telecommunications services in Mexico.

Intelig was granted a license to provide long-distance services throughout Brazil and implemented its intraregional long-distance service in our region in July 1999. The shareholders of Intelig include National Grid, the owner and operator of the electricity transmission network in the United Kingdom, France Telecom, one of the world’s leading telecommunications carriers and Sprint, a global U.S.-based communications company. Intelig’s strategy has been characterized by extensive marketing efforts, including substantial discounts and attractive customer plans. However, Intelig has not managed to reach the same market penetration achieved by Embratel. In 2002, Intelig’s partners expressed their intention to sell the company and received offers, but no sale was consummated.

In 2002, Anatel certified that Telemar and we had achieved the targets for 2003 and we were granted concessions to operate as interregional and international long-distance providers, thus starting to compete directly with Embratel and Intelig. Embratel and Intelig also achieved their targets and were granted concessions to operate as local telecommunications providers in the three Brazilian concession regions. Embratel started its local services operations in January 2003, and Intelig has been offering local services to its corporate clients since early 2003. Brasil Telecom announced that it achieved its targets in February 2003. Anatel certified such achievement in January 2004 and Brasil Telecom started its long-distance operations in the second quarter of 2004.

For mobile operations, our concession region is divided into two sub-areas. In each sub-area there are currently three cellular service providers.

We face competition from three cellular services providers in the State of São Paulo:

•	Vivo (formerly Telesp Celular), which we spun off in January 1998 and is now controlled by a joint venture between Portugal Telecom and Telefónica, our controlling shareholder;

•	“Claro”, a unified brand name used since the end of 2003 by several cellular operating companies controlled by America Móvil, S.A. de C.V., the leading cellular services provider in Mexico (which was spun off from Telmex in September 2000). America Móvil is controlled by Carso Telecom Group S.A. de C.V., a closely-held holding company incorporated in Mexico that is controlled by Carlos Slim Helú and family. Carso Telecom Group also indirectly controls Embratel through its control of Telmex; and

•	TIM, controlled by Telecom Italia, which began operations in October 2002.

In 2002, the Brazilian government auctioned another license to operate cellular PCS (Personal Communications Systems) systems under the E Band frequency. In the City of São Paulo, Claro won the auction, while Vésper prevailed on E Band rights in the rest of the State of São Paulo. Despite the success of each company in the E Band auction, each announced the return of its respective license for different reasons. Claro stated that it had already started operations in the São Paulo cellular market as a result of its acquisition of BCP. Vésper announced that it would return the license because it had been acquired by Embratel, the leading long-distance carrier and devoid of any interest in the cellular market. In September 2004, Anatel again attempted to auction the E Band licenses for the City of São Paulo and the rest of the State of São Paulo. Despite Telemar’s request to delay the auction, the auction went forward and no company elected to submit a bid. The Brazilian government intends to auction the E Band licenses again at some point in the future in response to interest from two other telecommunications companies.

In the second quarter of 2003, the number of cellular phones surpassed the number of fixed-line phones in Brazil, and, in the first quarter of 2004, the same phenomenon occurred in the State of São Paulo. At the end of 2004, there were approximately 17 million cellular telephones in the State of São Paulo. Despite this escalation suggesting, in part, a preference for cellular phones instead of fixed-line phones, the negative impact on our revenues from competition with cellular services providers is partially offset by interconnection fees we charge such providers for use of our network. See “Item 5.A—Operating Financial Review and Prospects—Operating Results—Net Operating Revenues—Network Services.” However, subsidiaries of America Móvil operating under the brand name Claro and Embratel, each controlled by Carso Telecom Group, may begin a trend of combination offerings involving fixed-line and mobile services. The acquisition of AT&T Latin America by Carso Telecom Group-controlled Telmex also represented an important development in the data transmission segment. In addition, Embratel announced in the first quarter of 2005 that it would concentrate on creating synergies with subscription television operator Net and others to offer phone services with the objective of competing with us, Telemar and Brasil Telecom. Such combination offerings and consolidations are likely to fuel additional competition in the marketplace.

Sales, Marketing and Customer Services

Sales

We use different methods to provide solutions to the corporate market:

•	Personal sales: our business managers’ team provides personalized attention to selected customers and strives to earn the customer loyalty by providing consulting services in telecommunications as well as technical and commercial support;

•	Telesales: sales through telemarketing;

•	Indirect channels: sales through third parties – accredited telecommunications and information technology companies building up a network of representative that market our products and services;

•	Internet – Virtual Stores (for corporate customers): a “front door” to enable our corporate clients to learn about our portfolio of products through the Internet.

Marketing

We actively track the telecommunications market to spot new business opportunities, meet the needs of our existing clients, develop new products and services and identify future markets, trends as well as potential clients. We have developed a successful business intelligence unit that enables us to allocate our resources more effectively by utilizing a combination of specialized teams (human resources), technological resources (Business Intelligence tools) and specific studies (market research).

We believe that the strong Telefônica brand and our client-centered approach to customer service, marketing and communication activities help to generate new sales and customer loyalty.

Customer Services

One of our primary goals is to provide subscribers with excellent customer care. We continue to improve the quality of our services through network upgraded and the addition of automated operational support systems. The following table sets forth information on service quality for the periods indicated.

	Year ended December 31,
	2004	2003	2002
Repair requests of residential telephones (as a % of lines in service)	1.5	1.4	1.7
Repair requests of public telephones (as a % of lines in service)	5.4	7.0	8.3
Call completion local rate during the peak night period (% of calls attempted)	77.0	74.7	75.6
Call completion national long-distance rate during the peak night period (% of calls attempted)	71.8	70.9	72.3
Billing complaints (% of bills) (1)	0.2	0.2	0.2

(1)	Local calls.

We are also required under the Brazilian telecommunications regulations to meet certain service quality targets relating to call completion rates, repair requests, response rates to repair requests and operator response periods. See “—Regulation of the Brazilian Telecommunications Industry—Obligations of Telecommunications Companies—Quality of Service—General Plan on Quality Targets.”

In order to improve the quality of our services we developed several new and ongoing measures to guarantee customer satisfaction including:

•	bi-annual customer satisfaction surveys;

•	review of communications procedures with customers, including meetings and conference calls in which our customers, management and employees take part in order to achieve the best solution for the customer;

•	use of specific “call center” lines segmented by product and service;

•	establishment of various programs and projects focused on customer satisfaction;

•	establishment of a “quality management model” which focuses on customer satisfaction;

•	establishment of an executive sub-committee focusing on services quality and customer satisfaction;

•	implementation of the “6 Sigma” method, which is an enhanced human resource process tool methodology that will decrease our costs and increase the level of satisfaction of our clients;

•	continued maintenance of and compliance with ISO 9001:2000 certifications for the scope of our management, customer service and support, as well as other certifications; and

•	continued evaluation and maintenance of certification of our billing process by the independent institution ABNT (Associação Brasileira de Normas Técnicas).

Seasonality

Our business and results of operations are not materially affected by seasonal fluctuations in the consumption of our services.

Regulation of the Brazilian Telecommunications Industry

General

Our business, including the services we provide and the rates we charge, is materially affected by comprehensive regulation under the General Telecommunications Law and various administrative rules thereunder. Each of the former subsidiaries of Telebrás operates under a concession that authorizes the provision of specified services and sets forth certain obligations, according to the Plano Geral de Metas de Universalização, or General Plan on Universal Service Targets and the Plano Geral de Metas de Qualidade, or General Plan on Quality Targets.

Anatel is the regulatory agency established by the General Telecommunications Law and the Regulamento da Agência Nacional de Telecomunicações, known as the Anatel Decree issued on October 1997. Anatel is administratively and financially independent from the Brazilian government. Any proposed regulation by Anatel is subject to a period of public comment, including public hearings, and its decisions may be challenged in the Brazilian courts.

Concessions and Authorizations

Concessions and licenses to provide telecommunications services are granted under the public regime, while authorizations are granted under the private regime. Companies that provide services under the public regime, known as the public regime companies, are subject to certain obligations as to quality of service, continuity of service, universality of service, network expansion and modernization. Companies that provide services under the private regime, known as the private regime companies, are generally not subject to the same requirements regarding continuity or universality of service, however they are subject to certain network expansion and quality of service obligations set forth in their authorizations. Companies that operate under the public regime include us, Embratel, Telemar, Brasil Telecom and other local providers. The primary public regime companies provide fixed-line telecommunications services in Brazil that include local, intraregional, interregional and international long-distance services. All other telecommunications service providers, including the other companies authorized to provide fixed-line services in our concession region, operate under the private regime.

Public regime companies, including us, can also offer certain telecommunications services in the private regime, of which the most significant are data transmission services.

Fixed-line Services—Public Regime. Our current Concession Agreement expires December 31, 2005, and, subject to our satisfactory completion of certain network expansion, modernization and service quality obligations, contemplates a full renewal for an additional 20 years or revocation. In accordance with the notice provisions of the current Concession Agreement, we formally notified Anatel of our intention to renew such Concession Agreement on June 30, 2003. Subject to our satisfaction of the network expansion, modernization and service quality obligations set forth in the current Concession Agreement through December 2005, the renewed Concession Agreement will become effective on January 1, 2006. While the basic form of the renewed Concession Agreement has been finalized by Anatel and subject to extensive public comment, certain regulatory terms and conditions that will, or may be incorporated, into the renewed Concession Agreement remain pending.

Certain regulatory terms and conditions that will be incorporated into the renewed Concession Agreement have been published as Public Consults (Consultas Públicas). Other regulatory terms and conditions that may be incorporated have not yet been addressed in Public Consults. Public Consults have been published regarding, among others, the following regulatory terms and conditions to be incorporated in the renewed Concession Agreement:

•	industrial exploration – rules addressing the offering of dedicated industrial service lines and criteria for pricing such services based on long run incremental cost models;

•	interconnection services and costs – rules addressing the offering of fixed and mobile interconnection services, criteria and models for pricing such services and the classification of customer accounts; and

•	competition and market practices for entities considered a “Significant Market Power” (Poder de Mercado Significativo – PMS) – rules designed to limit a Significant Market Power’s ability to restrict competition in the marketplace, promote uniformity in the structuring and classification of customer accounts and delineate methods for the recognition of certain costs for telecommunications service providers.

While Anatel has not yet published Public Consults regarding certain other regulatory terms and conditions that may affect the renewed Concession Agreement, Anatel is considering the various issues set forth below and we anticipate that Anatel may publish Public Consults regarding the following:

•	possible regulations affecting the portability of access codes and networks as well as pricing criteria for such services;

•	possible regulations affecting tariff rates and measured service, including legal minimums, system pulses per minute and alternative pricing methods for valuing system use;

•	possible regulations affecting the offering, marketing and selling of STFC, including the consideration of alternative systems that would be based on minutes used and not the pulses of measured service;

•	possible regulations affecting tariff calculation methods and indexes, including the Telecommunications Sector Index (Índice Setorial de Telecomunicações—IST), a new index that uses a different inflation measure than the measure currently used (the IGP-DI) for tariff adjustments;

•	possible regulations affecting the calculation of “Factor X,” a productivity measure that is reduced upon a tariff adjustment in order to share costs with the consumer; and

•	general regulations affecting competition and parameters for regulators to evaluate and track competition in the telecommunications services industry.

In addition, the renewed Concession Agreement contemplates possible changes to its terms by Anatel in 2010, 2015 and 2020. This provision permits Anatel to update the renewed Concession Agreement with respect to network expansion, modernization and quality of service targets in response to changes in technology, competition in the marketplace and domestic and international economic conditions.

Anatel’s initial grant of our Concession did not require us to pay any concession fees. Under the renewed Concession Agreement and during the 20-year renewal period, we will be required to pay a biannual fee equal to 2% of our annual net revenue from the provision of fixed-line public telecommunications services in our concession area for the prior year (excluding taxes and social contributions). See “—Obligations of Telecommunications Companies—Public Regime—Service Restrictions.” Each of the foregoing regulatory terms and conditions affecting (or potentially affecting) the renewed Concession Agreement, as well as current obligations under the existing Concession Agreement, may impact our business plan and results of operations.

Other regional fixed-line companies and us were not permitted to offer interregional or international long-distance services or other specified telecommunications services until December 31, 2003, unless we attained the network expansion and universal service targets by December 31, 2001. We achieved the network expansion and universal service targets on September 30, 2001, which was acknowledged by Anatel through Act No. 23.395 of March 1, 2002. Accordingly, on May 7, 2002, we began providing international long-distance services. A subsequent act, Act No. 26.880, allowed to operate interregional service originating in Sectors 31, 32 and 34 to other sectors, with the exception of Sector 33. See “—Obligations of Telecommunications Companies—Public Regime-Service Restrictions.”

Act No. 25.120, enacted on April 25, 2002, allowed us to provide local and interregional services in Regions I and II and Sector 33 of Region III, and international long distance services in Regions I, II and III.

Fixed-line Services—Private Regime. The Brazilian telecommunications regulations provide for the introduction of competition in telecommunications services by requiring Anatel to authorize private regime companies to provide local and intraregional long-distance service in each of the three fixed-line regions and to provide intraregional, interregional and international long-distance services throughout Brazil. Anatel has already granted authorizations to private regime operators to operate in Region III, our concession region. Anatel also granted other private regime companies authorizations to operate in other fixed-line regions and authorizations to provide intraregional, interregional and international long-distance services throughout Brazil in competition with Embratel. Several companies have already applied for the authorization and Anatel may authorize additional private regime companies to provide intraregional, interregional and international long-distance services. See “—Competition.”

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

Public Regime—Service Restrictions. The General Plan of Grants previously prohibited regional fixed-line service providers from offering cellular, interregional long-distance or international long-distance services and prohibited Embratel from offering local or cellular services until December 31, 2003. These service restrictions were lifted after December 31, 2001 for companies like us, which, within their respective regions, had collectively met the 2003 targets by December 31, 2001. Anatel monitors the progress of regional fixed-line service providers in meeting their obligations. Each regional fixed-line provider will be authorized to provide all other telecommunications services (except for fixed-line private services in the private regime within their own respective regions and cable TV services) if the company has already achieved the 2003 targets or has done so by the beginning of 2004.

Public regime companies are also subject to certain restrictions on alliances, joint ventures, mergers and acquisitions, including:

•	a prohibition on holding more than 20% of the voting stock in any other public regime company, unless previously approved by Anatel, according to the General Telecommunications Law;

•	a prohibition on public regime companies that provide different services restricting the provision of more than one service at a time;

•	a prohibition on mergers between regional fixed-line service providers and cellular service providers; and

•	various restrictions on the offering of cable television by companies offering telephone services.

Network Expansion & Quality of Service. We are subject to the General Plan on Universal Service Targets and the General Plan on Quality Targets, each of which respectively requires that we undertake certain network expansion activities with respect to our fixed-line services and meet specified quality of service targets. The timing for network expansion and benchmarks for quality of service are revised by Anatel from time-to-time. No subsidies or other supplemental financings are anticipated to finance our network expansion obligations.

If a public regime company fails to meet its obligations in a particular fixed-line concession region, Anatel may apply certain penalties set forth in the concessions, and fines and penalties of up to R$50.0 million per event. Failure to meet the quality of services and modernization obligations may result in fines and penalties of up to R$40.0 million per event, as well as potential revocation of the concessions granted to the company. If a public regime company endangers the provision of basic telecommunications services to a concession region, and upon proof that the public regime company is incapable of providing such service, Anatel is obligated to cancel the concession agreement and allow another telecommunications service provider to provide the service on a temporary basis until another auction takes place and a new concession is granted.

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

At December 31, 2004, our voting shares were controlled by two major shareholders: SP Telecomunicações with 50.23% and Telefónica Internacional with 34.48%. Telefónica Internacional is, in turn, the controlling shareholder of SP Telecomunicações and, consequently, holds directly and indirectly 84.71% of our common shares and 88.90% of our preferred shares.

Subsidiaries

Assist Telefônica is our wholly-owned subsidiary. Assist Telefônica, which was incorporated in Brazil on October 29, 1999, performs on-site technical assistance related to the installation, maintenance and management of telecommunication services under a Building Local Exchange Carrier (“BLEC”) model, and also provides free ISP service under the brand name “I-Telefônica”. In addition, on December 30, 2004, we entered into a transaction to acquire indirect control of Atrium Telecomunicações Ltda. The transaction was approved by our shareholders on January 19, 2005. The acquisition was carried out through the purchase of the total share capital of Santo Genovese Participações Ltda., which held 99.99% of the representative share capital of Atrium. See “Item 4B—Business Overview—Services—Acquisition of Atrium.”

Associated Companies

Since June 30, 2000, we have consolidated, under the Corporate Law Method, the operations of Aliança Atlântica Holding B.V., an investment company incorporated under the laws of the Netherlands. As of December 31, 2004, we held a 50% share ownership and Telefónica S.A. held the remaining 50%.

Furthermore, on December 31, 2003, we also consolidated, under the Corporate Law Method, our investment under proportional consolidation in Companhia AIX de Participações, or AIX. At December 31, 2004, we held a 50% share ownership in AIX and Telemar Participações S.A. held the remaining 50%. AIX was formed in 2001 to explore, directly and indirectly, activities related to the execution, conclusion and commercial exploitation of underground cables to optic fiber. See “Notes 1 and 34 to the consolidated financial statements”. We also consolidate, as required under the Corporate Law Method, Companhia ACT de Participações, in which we hold a 50% interest.

D.	Property, Plants and Equipment

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

Our properties are located throughout the State of São Paulo. At December 31, 2004, we used 1,978 properties in our operations, 1,478 of which we own, and we enter into standard leasing agreements to rent the remaining properties. We own a building in the City of São Paulo where the majority of our management activities are conducted.

At December 31, 2004, property related to construction in progress represented 2.3% of the net book value of our total fixed assets, automatic switching equipment represented 31.1%, transmission and other equipment represented 27.7%, underground and marine cables, poles and towers represented 1.5%, subscriber and public booth equipment represented 6.1%, electronic data progress equipment represented 0.6%, buildings and underground equipment represented 23.4%, land represented 1.9%, and other assets represented 5.4% of total fixed assets. As of December 31, 2004, the net book value of our property, plant and equipment was R$13.7 billion.

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

Overview

Our results of operations are principally affected by the following key factors.

Brazilian Political and Economic Environment

The Brazilian economy experienced robust growth in 2004. Brazil’s GDP expanded 5.2% in 2004 according to the IBGE, the fastest pace in a decade and a much higher rate than the 0.5% growth registered in 2003. Similarly, the world economy continued its recovery and experienced widespread growth.

Consumer prices, as measured by the Consumer Price Index (IPCA, published by the Instituto Brasileiro de Geografia e Estatística), reached their lowest point in four years and finished 2004 at 7.6% compared to 9.3% in 2003. However, inflation, as measured by the General Price Index (IGP-DI, calculated by the Fundação Getúlio Vargas), which includes wholesale, retail and home-building prices, increased 12.1% in 2004 compared to 7.7% in 2003.

In response to rising inflation, the Central Bank of Brazil interrupted the trend of lowering interest rates, with rates holding steady at 16.00% until September 2004, and then tightened monetary policy. In an effort to curb inflation and achieve target rates, the Central Bank increased interest rates to 17.75% in December 2004 and 19.25% in March 2005.

Brazil finished 2004 with a trade balance surplus of US$33.7 billion, compared to US$24.8 billion in 2003. Exports went up by 32% to US$96.5 billion, while imports increased by 30% to US$62.8 billion.

Public finance surpassed government forecasts, and the initial target of 4.25% of GDP for primary surplus was increased to 4.50% of GDP. The total primary surplus for 2004 was 4.6% of GDP. The net public sector debt, as a proportion of GDP, decreased to 51.8% as of December 2004, compared to 57.2% in December 2003.

The overall improvement in Brazil’s domestic economic indicators (external and fiscal accounts, greater GDP performance), together with an environment of greater liquidity in the international capital markets, led to a fall in country-risk. The JP Morgan Emerging Markets Bond Index Plus (EMBI+), which tracks total returns for traded external debt instruments in the emerging markets (mainly concentrated in instruments from Argentina, Brazil, and Mexico), fell to 382 basis points as at December 31, 2004, compared to 463 basis points as at December 31, 2003.

The Brazilian real appreciated during 2004 in the wake of increasingly promising economic indicators and falling country risk. The exchange rate was R$2.65 to US$1.00 at December 31, 2004 compared to R$2.89 to U.S.$1.00 at December 31, 2003. On average, the exchange rate in 2004 was R$2.93 to U.S.$1.00 compared to R$3.07 to U.S.$1.00 in 2003. The appreciation of the real in this context is also related to the devaluation of the U.S. dollar against other currencies.

Our business is directly affected by trends in the global economy and the Brazilian economy. If interest rates rise and the Brazilian economy enters a period of continued recession, then demand for telecommunications services is likely to decline. Similarly, depreciation of the Brazilian real against the U.S. dollar could reduce the purchasing power of Brazilian consumers and negatively affect the ability of our customers to pay for our telecommunications services. Real devaluations would also affect our profit margins by increasing the carrying costs of our U.S. dollar and other foreign currency denominated debt, and our other costs and expenses based on the U.S. dollar and other foreign currencies.

Impact of Inflation on Our Results of Operations

If Brazil experiences significant inflation, we may be unable to increase service rates to our customers in amounts that are sufficient to cover our operating costs, and our business may be adversely affected as a consequence. Inflation also directly impacts the fees we charge to our customers: such fees are periodically adjusted by Anatel based on the variation of inflation rates published in the General Price Index.

The table below shows the Brazilian general price inflation (according to the IGP-DI and the IPCA) for the years ended December 31, 1998 through 2004:

	Inflation Rate (%) as Measured by IGP-DI (1)	Inflation Rate (%) as Measured by IPCA (2)
December 31, 2004	12.1	7.6
December 31, 2003	7.7	9.3
December 31, 2002	26.4	12.5
December 31, 2001	10.4	7.7
December 31, 2000	9.8	6.0
December 31, 1999	20.0	8.9
December 31, 1998	1.7	1.7

(1)	Source: IGP-DI, as published by the Fundação Getúlio Vargas.

(2)	Source: IPCA, as published by the Instituto Brasileiro de Geografia e Estatística.

Regulatory and Competitive Factors

Our business, including the services we provide and the rates we charge, is subject to comprehensive regulation under the General Telecommunications Law. As a result, our business, results of operations and financial conditions could be impacted by the actions of the Brazilian authorities, including:

•	delays in the granting, or the failure to grant, approvals for rate increases;

•	the granting of concessions to new competitors in our region; and

•	the introduction of new or stricter requirements to our operating concession.

On June 3, 2004, we became subject to Regulation 373, a regulation governing the applicable criteria for the provision of STFC services for public use in local areas, which we refer to as the Local Areas Regulation. The Local Areas Regulation affected local service fees by eliminating “conurban areas” (Áreas Conurbadas); calls between conurban areas were previously treated as long distance calls (Degrau DC). Such calls are now treated as local calls.

On September 4, 2004, we implemented the first phase of local area service reconfiguration to comply with the Local Areas Regulation. In greater Sao Paulo, we aggregated 39 municipalities into a single local area. We also aggregated municipalities in Baixada Santista and in the regions of Campinas, Sorocaba and Barra Bonita.

On December 4, 2004, we implemented the second phase of local area service reconfiguration, introducing local area service between distinct municipalities as required by the Local Areas Regulation. As a result, we charge local fees for calls between certain municipalities and localities in the region of Jundiaí, Campinas/Americana, Baixada Santista, among others, that were previously charged as long distance calls. This reconfiguration reduces both intraregional and local call revenues.

The Local Areas Regulation provides for future changes to fees, stating that local area service fees will apply to calls between localities in separate municipalities that are separated by a distance of up to 1,000 meters or rivers, lagoons, bays or certain parts of the ocean. Such calls are currently billed as interregional long distance calls.

In addition to evolving regulatory considerations, our business is affected by competition from other telecommunications providers. We began to face competition in our region in July 1999 and anticipate that competition will contribute to declining prices for fixed-line telecommunications services and increasing pressure on operating margins. Our future growth and results of operations will depend significantly on a variety of factors, including:

•	Brazil’s economic growth and its impact on the greater demand for services;

•	the costs and availability of financing; and

•	the exchange rate between the real and other currencies.

Revenue Increase as a Result of Anatel’s Authorization to Provide Interregional and International Long-Distance Services

As we achieved our universal service targets before Anatel’s deadline, we were authorized by Anatel to launch long-distance services outside our concession region. We started our international long-distance services on May 7, 2002 and our interregional long-distance services on July 29, 2002. In 2004, our revenues from interregional and international long-distance services amounted to R$845.0 million as compared to R$740.0 million in 2003. By the end of 2004, we had estimated market shares of approximately half in each of the international and interregional long-distance services.

Foreign Exchange and Interest Rate Exposure

We face significant foreign exchange risk due to our foreign currency-denominated indebtedness and our capital expenditures, particularly equipment. A real devaluation may increase the cost of certain of our capital expenditures. Our revenues are earned almost entirely in reais, and we have no material foreign currency-denominated assets other than derivative instruments.

At December 31, 2004, 44.6% of our R$2.8 billion of indebtedness was denominated in foreign currencies (U.S. dollar, Canadian dollar and Japanese yen). See “Note 23 to the consolidated financial statements.” Devaluation of the real causes exchange losses on foreign currency-denominated indebtedness and exchange gain on foreign currency-denominated assets.

We use derivative instruments that limit our exposure to exchange rate risk. Since September 1999, we have hedged virtually all of our foreign currency-denominated debt, using swaps and options structures. However, we remain exposed to market risk deriving from changes in local interest rates (principally the Certificate for Interbank Deposits (Certificado de Depósito Interbancário), or CDI; CDI is an index based upon the average rate per cost of loans negotiated among the banks within Brazil).

Substantially all of our debt is exposed to interest rate risk. At December 31, 2004, we had R$2.8 billion in total loans and financing outstanding. From the total amount, R$563.0 million was subject to fixed rates, and the balance was subject to floating rates (London Interbank Offered Rate, or LIBOR and CDI). However, virtually all of our foreign currency debt is swapped under hedging arrangements for variable rate real-denominated obligations based on CDI. As of December 31, 2004, we had swap transactions – CDI against fixed rate – in the amount of R$665.5 million to partially hedge against internal interest rate fluctuations. We invest our cash and cash equivalents mainly in short-term instruments that earn interest based on CDI. See “Note 30 to the consolidated financial statements” and “Item 11—Quantitative and Qualitative Disclosures about Market Risk.”

Since we have foreign currency derivatives substantially equivalent to our borrowings denominated in foreign currency, we do not have material exchange rate exposure with respect to these contracts. However, we could still continue to have exchange rate exposure with respect to our planned capital expenditures, approximately 30% of which are made in foreign currencies (mostly U.S. dollars). Nevertheless, according to our corporate policy, we are consistently hedging these specific contracts in order to minimize our capital expenditure exposure, as long as they are being contracted.

Discussion of Critical Accounting Estimates and Policies

The preparation of financial statements in accordance with the Corporate Law Method included in this annual report involves certain assumptions and estimates, which are based upon historical experience and various other factors that we deemed reasonable and relevant. Although we review these estimates and assumptions in the ordinary course of business, the portrayal of our financial condition and results of operation often requires our management to make judgments regarding the effects on our financial condition and results of operations of matters that are inherently uncertain. Actual results may differ from those estimated under different variables, assumptions or conditions. Note 3 of our consolidated financial statements includes a summary of the significant accounting policies and methods used in the preparation of those statements. In order to provide an understanding of how we form the foregoing judgments and estimates, we have summarized certain critical accounting policies below.

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

As of December 31, 2004, we had R$13.4 billion recorded as property, plant and equipment under the Corporate Law Method, accounting for approximately 71% of our total assets.

Revenue recognition and accounts receivable

Under the Corporate Law Method and U.S. GAAP, revenues from interconnection fees are calculated based on the duration of each call and, as determined by Brazilian law, recognized at the time the interconnection services are rendered. Under the Corporate Law Method, revenues from the sale of pre-paid phone cards to be used in public telephones are recognized at the time the card is used. Deferred revenues are determined based on estimates of outstanding credits of pre-paid phone cards that were sold but have not been used as of the date of each balance sheet. Under the Corporate Law Method, revenues from activation or installation services are recognized upon the activation or installation of services to the customer. Under U.S. GAAP, revenues from activation and installation services are deferred and amortized over three years, which is the estimated average customer life.

We consider revenue recognition a critical accounting policy because of uncertainties caused by different factors such as the complex information technology required, the high volume of transactions, problems related to fraud and piracy, accounting regulations, management’s determination of our ability to collect fees and uncertainties relating to our right to receive certain revenues (mainly revenues for use of our network). Significant changes in these factors could cause us to fail to recognize revenues or to recognize revenues that we may not be able to realize in the future, despite our internal controls and procedures. We have not identified any significant need to change our recognition policy for U.S. GAAP or the Corporate Law Method.

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

Provision for contingencies

We are subject to legal and administrative proceedings related to tax, labor and civil matters. We are required to assess the likelihood of any adverse decision or outcome of these matters as well as the range of probable losses. A determination of the amount of reserves required, if any, for these contingencies is made after careful analysis of each individual matter and in consultation with our internal and external legal counsel. We record provisions for contingencies only when we believe that it is probable that we will incur loss in connection with the matter in dispute. We have recorded no provisions for a number of significant tax disputes with the Brazilian tax authorities because we do not believe we are likely to incur losses in connection therewith. Our required reserves for contingencies may change in the future based on new developments or changes in our approach to these proceedings (e.g., change in our settlement strategy). Such changes could result in a negative impact on future results and cash flows.

Future liability for our post-retirement benefits (pension fund and medical health care)

We provide various pension and medical benefits for our employees. We must make assumptions in connection with the provision of such benefits as to interest rates, investment returns, inflation, mortality rate and future employment rate levels in order to quantify our post-retirement liabilities. The accuracy of these assumptions will determine whether or not we have sufficient reserves for accrued pension and medical health care costs.

Deferred Taxes

By carrying value into our net deferred tax assets, we imply that we will generate sufficient future taxable income in certain tax jurisdictions, based on estimates and assumptions, and will continue operating under the current and future applicable provisional measures. If these estimates and related assumptions change in the future, we may be required to record additional provisions to be offset against our deferred tax assets, and thus be liable for an additional income tax expense in our financial statements. Management evaluates the reasonableness of the deferred tax assets and assesses the need for additional valuation allowances at the end of the year. As of December 31, 2004, we did not believe a provision to offset our net deferred tax assets was required.

Financial instruments and other financing activities

In order to manage foreign exchange transactions we may from time to time invest in derivative financial instruments. Under the Corporate Law Method, foreign currency swap agreements are recorded at notional amounts, in accordance with the contractual terms, plus interest and exchange variation incurred up to the balance sheet date. As of December 31, 2004, we recognized net losses of R$298.9 million (net losses of R$1.2 billion as of December 31, 2003) on our hedge transactions and liabilities of R$235.9 million (assets of R$359.5 million as of December 31, 2003) in order to recognize existing temporary losses. The gains or losses on hedge transactions were calculated based on the notional amount plus interest and exchange variation incurred up to the balance sheet date, net of CDI rate variation on the notional amount.

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

At December 31, 2004 we had US$117.0 million and JPY27.9 billion of notional value swap contracts designated as fair value hedges of a portion of our foreign currency denominated debt.

On December 31, 2002, we recorded under SFAS 133 an adjustment in derivatives that were not designated as accounting hedges for the difference between the book value and the fair value of such derivatives. The fair value of derivatives on December 31, 2002 was impacted by the high interest rates used in the foreign interest rate swap market (basis of computation of derivatives’ fair value) mainly due to the uncertainties regarding the political and economical future of Brazil and the uncertainties about Brazilian foreign policy. The negative adjustment in our results of operations under U.S. GAAP was R$454.0 million on December 31, 2002.

Despite a period of instability in 2002, the Brazilian political and economic environment improved during 2003. As a consequence, we reverted the negative adjustments in the amount of R$454.0 million that had been registered in 2002 and recognized a gain in the amount of R$60.5 million on December 31, 2003 for U.S. GAAP purposes. In addition, the derivative operations contracted during 2003 gave rise to a positive adjustment of R$147.5 million in profit and loss under U.S. GAAP as at December 31, 2003. Therefore, the adjustment under SFAS 133 totaled R$662.0 million in 2003. As at December 31, 2004, we recognized a loss of R$109.0 million for such transactions for the purposes of U.S. GAAP.

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

Results of Operations

The following table sets forth certain components of our net income, as well as the percentage change of each component from the prior year, for each of the years in the three-year period ended December 31, 2004.

	Year ended December 31,			% Change
	2004	2003	2002	2004 - 2003	2003 - 2002
	(in millions of reais, except percentages)
Net operating revenue	13,309	11,805	10,088	12.7%	17.0%
Cost of services	(7,496)	(6,715)	(5,770)	11.6%	16.4%

Gross profit	5,813	5,090	4,318	14.2%	17.9%
Operating expenses:
Selling expense	(1,607)	(1,286)	(1,010)	25.0%	27.3%
General and administrative expense	(747)	(964)	(840)	(22.5)%	14.8%
Other net operating expense	(190)	(393)	(357)	(51.7)%	10.1%

Total operating expenses	(2,544)	(2,643)	(2,207)	(3.7)%	19.8%

Operating income before financial income	3,269	2,447	2,111	33.6%	15.9%
Financial income expense, net	(404)	(630)	(755)	(35.3)%	(16.6)%
Operating income	2,865	1,817	1,356	57.7%	34.0%
Net non-operating income (expense)	40	50	(33)	(20.0)%	251.5%
Income before taxes and minority interests	2,905	1,867	1,323	(55.6)%	(41.1)%
Income and social contribution taxes	(724)	(279)	(247)	159.5%	13.0%

Net income	2,181	1,588	1,076	37.3%	47.6%

Results of Operations for Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Net Operating Revenue

Our revenues are derived primarily from the following:

•	local service charges, which include monthly subscription charges, measured service charges, activation fees, and charges for use of public telephones (including prepaid cards);

•	intraregional long-distance service charges, which include service charges for calls that originate and terminate within our concession region;

•	interregional and international long-distance service charges, as we achieved Anatel’s targets and started to provide these services in 2002;

•	charges for data transmission;

•	charges for network services, which include fees paid by our customers for the use of our fixed-mobile network when they place a call and fees paid by other telecommunications service providers on a per-call basis or on a contractual basis to use part of our network; and

•	charges for other services, including telephone mailing lists, equipment rentals and miscellaneous revenue from other services (including call waiting, call forwarding, voice and fax mailboxes, speed dialing, caller ID and digital access service).

Gross operating revenues are reduced by value-added and other indirect taxes and discounts to customers. The composition of operating revenues by category of service is presented in our consolidated financial statements and discussed below. We do not determine net operating revenues for each category of revenue.

The following table sets forth certain components of our operating revenues, as well as the percentage change of each component from the prior year, for 2004 and 2003.

	Year ended December 31,		% Change
	2004	2003	2004-2003
	(in millions of reais, except percentages)
Gross operating revenue:
Local services:
Monthly subscription charges (1)	4,971	4,456	11.6%
Activation fees	68	104	(34.6)%
Measured service charges	3,057	3,017	1.3%
Public telephones	381	247	54.3%

Total	8,477	7,824	8.3%

Long-distance services:
Intraregional	2,334	1,821	28.2%
Interregional and international	845	740	14.2%

Total	3,179	2,561	24.1%
Data transmission (1)	997	592	68.4%
Network services	5,129	4,654	10.2%
Goods sold	21	23	(8.7)%
Other services	623	568	9.7%

Total gross operating revenue	18,426	16,222	13.6%
Value added and other indirect taxes	(4,902)	(4,321)	13.5%
Discounts	(215)	(96)	124.0%

Net operating revenue	13,309	11,805	12.7%

(1)	In December 2003, we reclassified revenues from digital access and other (previously classified as “other services”) to “Monthly subscription charges” in the amount of R$214.0 million and to “Data transmission” in the amount of R$7.0 million.

Net Operating Revenue

Net operating revenue increased 12.7% to R$13.3 billion in 2004 from R$11.8 billion in 2003. The increase in net operating revenue is mainly a result of the increase in local and intraregional long-distance tariffs that took place in June 2004, based on the accumulated IPCA of the previous 12 months and the increase in revenue from our data transmission services.

Local Services

Revenues from local services increased 8.3% to R$8.5 billion in 2004 from R$7.8 billion in 2003. The growth is mainly a result of the increase in local and intraregional long-distance tariffs that took place in June 2004.

Monthly subscription charges. Revenues from monthly subscription charges increased 11.6% to R$5.0 billion in 2004 from R$4.5 billion in 2003. The growth in 2004 was due primarily to the increase in local and intraregional long-distance tariffs that took place in June 2004, partially offset by a reduction in the average number of fixed lines in service.

Activation fees. Revenues from monthly activation fees decreased 34.6% to R$68.0 million in 2004 from R$104.0 million in 2003. The decrease is the result of the Company’s low-income fixed-line service program, which began in July 2004, pursuant to which we did not charge activation fees for promotional reasons.

Measured service charges. Revenues from measured service charges increased 1.3% to R$3.1 billion in 2004 from R$3.0 billion in 2003. The increase in 2004 was mainly a result of the increase in local and intraregional long-distance tariffs that took place in June 2004, offset in part by decreases in measured service traffic of approximately 7.4% (surplus pulses – pulsos excedentes).

Public telephones. Revenues from charges for the use of public telephones increased 54.3% to R$381.0 million in 2004 from R$247.0 million in 2003 as a result of the June 2004 tariff increase, driven by an increase in sales of our telephone cards, primarily our alternative lower fee card programs (Bargain Line – Linha Econômica and Super-Bargain Line – Linha da Super Economia). Revenues from the sale of public phone cards are recognized in our results from the moment the phone card is used in accordance with a change in an accounting method introduced in December 2002.

Long-Distance Services

Intraregional services. Revenues from intraregional services increased 28.2% to R$2.3 billion in 2004 from R$1.8 billion in 2003. The increase was mainly due to the increase in local and intraregional long-distance tariffs that took place in June 2004, however, an increase in revenue from SMP services and our growth in market share also contributed in part to the foregoing increase.

Interregional and international. We launched our long-distance interregional and international services in May and July 2002. Revenues from international and interregional services increased 14.2% to R$845.0 million in 2004 from R$740.0 million in 2003, driven primarily by an increase in revenue from SMP services and also, in part, by the tariff adjustments that occurred in June 2004 as well as our estimated growth in market share.

Data Transmission

Revenues from data transmission services increased 68.4% to R$997.0 million in 2004 from R$592.0 million in 2003. The growth in 2004 was due to an approximately 62% increase in the use of our SPEEDY service.

Network Services

Revenues from network services consist of interconnection fees paid to us by other telecommunications service providers for the use of our network to complete calls and carry traffic. Revenues from network services increased by 10.2% to R$5.1 billion in 2004 from R$4.6 billion in 2003 mainly due to the increase in tariffs for calls originating at fixed lines and terminating at mobile units that took place in February 2003, offset by a decrease in market share resulting from the implementation of the operator code selection for both interregional calls originating from fixed-lines (which took place in 2002) and interregional calls originating from mobile phones (which took place in July 2003).

Goods Sold

Revenues from goods sold decreased 8.7% to R$21.0 million in 2004 from R$23.0 million in 2003 driven by our increased costs associated with modems for SPEEDY broadband service and pricing pressure. The technology of the modems improved, making such equipment more expensive, and, at the same time, the modems began selling in the open market placing pricing pressure on us to price such equipment more competitively. The foregoing factors resulted in decreased revenues and smaller margins in 2004.

Other Services

Revenues from other services primarily include revenues from telecommunications services for the installation of phone lines, electronic mail and other local services including call waiting, call forwarding, voice and fax mailboxes, speed dialing and caller ID. Revenues from other services increased 9.7% to R$623.0 million in 2004 from R$568.0 million in 2003. The increase was due primarily to the increase in our revenues from Linha Inteligente, our name brand for our service package which includes call waiting, call forwarding, voice and fax mailboxes, speed dialing and caller ID, offset by a decrease in our digital access service known as 2M-ATB (2 Megabytes – Basic Tariff Area).

Cost of Services

Cost of services includes primarily depreciation and amortization expenses, interconnection services, personnel expenses and costs of services provided by third parties. Cost of services increased 11.6% to R$7.5 billion in 2004 compared to R$6.7 billion in 2003, mainly due to an increase in expenses related to interconnection services.

The following table sets forth certain components of our cost of services, as well as the percentage change of each component from the prior year, for 2004 and 2003.

	Year ended December 31,		% Change
	2004	2003	2004– 2003
	(in millions of reais, except percentages)
Cost of services:
Depreciation and amortization	2,496	2,616	(4.6)%
Outsourced services	1,059	786	34.7%
Interconnection services	3,512	2,836	23.8%
Operational personnel	188	256	(26.6)%
Materials	41	42	(2.4)%
Goods sold	19	17	11.8%
Other costs	181	162	11.1%

Total cost of services	7,496	6,715	11.6%

Depreciation and amortization

Depreciation and amortization expenses decreased totaling R$2.5 billion in 2004 and R$2.6 billion in 2003, driven primarily by capital expenditures in compliance with Anatel’s network expansion targets and reductions for obsolescence.

Outsourced Services

Expenses relating to services from third parties increased 34.7% to R$1.1 million in 2004 from R$786.0 million in 2003 driven by a combination of factors, including the payment for services relating to increased operational plant services, IP networking services and co-billing.

Interconnection Services

Expenses relating to interconnection services increased 23.8% to R$3.5 billion in 2004 from R$2.8 billion in 2003, as a result of an increase in the traffic volume, especially from interregional and international long-distance services and the increase in tariffs that took place in June 2004. This increase also reflects expenses arising from SMP selections, which began in July 2003, and the resulting payments made to other telecommunications services providers.

Operational Personnel

Operational personnel expenses consist of expenses relating to salaries, bonuses and other benefits of employees dedicated to operating and maintaining our services. Operational personnel expenses decreased 26.6% to R$188.0 million in 2004 from R$256.0 million in 2003 due to a reorganization in personnel outsourcing services offset in part by salary adjustment.

Materials

We include in materials, among other items, materials used for maintenance of our assets, replacement parts and automobile gas. The costs of materials decreased 2.4% to R$41.0 million in 2004 from R$42.0 million in 2003 as a function of a reduction in costs related to vehicles used in our operations and offset by an increase in costs for materials used in ordinary operations.

Goods Sold

Expenses associated with the sale of telephone equipment increased 11.8% to R$19.0 million in 2004 from R$17.0 million in 2003 due, as noted above, to an increase in the costs associated with improved technology for modems used to access our SPEEDY broadband service.

Other Costs

Other costs relate to costs associated with the lease of certain infrastructure equipment, poles and underground cables used to operate our telephone lines. Other costs increased 11.1% to R$181.0 million in 2004 compared to R$162.0 million in 2003 primarily as a result of an increase in the rental cost for infrastructure, offset in part by a reduction in the rental cost for ducts housing various types of telephone cable.

Operating Expenses

Operating expenses decreased 3.7% to R$2.5 billion in 2004 from R$2.6 billion in 2003 mainly as a result of a reduction in provisions for contingencies and reduced personnel costs as a result of restructuring. These reductions were offset by the increase in expenses related to third-party services, primarily marketing services.

Selling Expenses

Selling expenses increased 25.0% to R$1.6 billion in 2004 from R$1.3 billion in 2003. Part of this increase resulted from the outsourcing of systems production (R$79.2 million), telemarketing (R$33.2 million), co-billing to other operators (R$31.8 million), traffic imbalance (R$25.9 million), advertising (R$21.1 million), Internet systems maintenance (R$23.8 million), mailing and administrative costs for billing (R$16.0 million) and other personnel expenses (R$48.7 million).

General and Administrative Expenses

General and administrative expenses decreased by 22.5% to R$747.0 million in 2004 from R$964.0 million in 2003. The decrease is attributable to a reduction in personnel expenses of R$85.8 million stemming from a reduction from expenses related to the PDI, and a reduction in the outsourcing of systems production in the amount of R$126.5 million.

Other Net Operating Expense

Other net operating expense includes a variety of revenues and costs. See Note 7 to the consolidated financial statements. Other net operating expense decreased 51.7% to R$190.0 million in 2004 from R$393.0 million in 2003. This decrease is due to a reduction in expenses related to provisions for contingencies in the amount of R$182.6 million, comprised primarily of the provision made in 2003 with respect to INSS – SAT and Plano Verão and Plano Bresser in the amount of R$174.1. See “Item 8A—Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings—Litigation with INSS.”

Financial Expense, Net

We recognized a net financial expense of R$404.0 million in 2004 compared to a net financial expense of R$630.0 million in 2003, representing the net effect of financial income, financial expense and exchange gains and loss. See “Note 8 to the consolidated financial statements.” The decrease in net financial expenses recorded in 2004 versus 2003 was primarily driven by a decrease in interest rates of our loans and commitments. At December 31, 2004, 44.6% of our debt was denominated in foreign currency (U.S. dollar, Canadian dollar and Japanese yen), and 98.6% of our debt was hedged by asset positions in foreign currency swap transactions. See “Item 11—Quantitative and Qualitative Disclosures about Market Risk.”

Net Non-Operating Income (Expense)

We recorded a net non-operating income of R$40.0 million in 2004, compared to a net non-operating expense of R$50.0 million in 2003. This reduction was driven by gains associated with the restructuring of our associated company Companhia AIX de Participações in 2003 and by a positive result in 2004 in the sale of fixed assets.

Income and Social Contribution Taxes

Our income and social contribution tax expenses increased to R$724.0 million in 2004 as compared to R$279.0 million in 2003 as a result of a confluence of factors, including overall improved financial performance, a reduction in the payment of interest on shareholders’ equity (juros sobre capital próprio) and a reduction in certain amortization of goodwill expenses. Our effective tax rate in 2004 was 24.9%. See Note 24 to our consolidated financial statements.

Net Income

As a result of the foregoing factors, net income increased to R$2.2 billion in 2004 from R$1.6 billion in 2003.

Results of Operations for Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

The following table sets forth certain components of our operating revenues, as well as the percentage change of each component from the prior year, for 2003 and 2002.

	Year ended December 31,		% Change
	2003	2002	2003-2002
	(in millions of reais, except percentages)
Gross operating revenue:
Local services:
Monthly subscription charges (1)	4,456	4,017	11.0%
Activation fees	104	110	(5.4)%
Measured service charges	3,017	2,637	14.4%
Public telephones	247	187	32.1%

Total	7,824	6,951	12.6%

Long-distance services:
Intraregional	1,821	1,347	35.1%
Interregional and international	740	295	150.8%

Total	2,561	1,642	55.9%
Data transmission (1)	592	438	35.3%
Network services	4,654	4,176	11.4%
Goods sold	23	19	21.0%
Other services	568	451	26.0%

Total gross operating revenue	16,222	13,677	18.6%
Value added and other indirect taxes	(4,321)	(3,572)	21.0%
Discounts	(96)	(17)	464.7%

Net operating revenue	11,805	10,088	17.0%

(1)	In December 2003 and 2002, we reclassified revenues from digital access and other (previously classified as “other services”) to “Monthly subscription charges” in the amount of R$214.0 million and R$231.0 million, respectively, and to “Data transmission” in 2003 in the amount of R$7.0 million.

Net Operating Revenue

Net operating revenue increased 17.0% to R$11.8 billion in 2003 from R$10.1 billion in 2002. The increase in net operating revenue is mainly a result of the increase in local and intraregional long-distance tariffs that took place in June 2003, based on the accumulated IPCA of the previous 12 months and an increase in tariffs for calls originating at fixed lines and terminating in mobile lines that took place in February 2003, combined with the continuing growth in volume in the interregional and international long-distance services which together generated revenues in the amount of R$740 million.

Local Services

Revenues from local services increased 12.6% to R$7.6 billion in 2003 from R$6.9 billion in 2002. The growth is mainly a result of the increase in local and intraregional long-distance tariffs that took place in June 2003.

Monthly subscription charges. Revenues from monthly subscription charges increased 11.0% to R$4.4 billion in 2003 from R$4.0 billion in 2002. The growth in 2003 was due primarily to the increase in local and intraregional long-distance tariffs that took place in June 2003, offset by a 1.3% reduction in the average number of fixed lines in service.

Activation fees. Revenues from monthly activation fees decreased 5.4% to R$104.0 million in 2003 from R$110.6 million in 2002. The decrease is the result of a smaller aggregate number of phone line subscribers in 2003.

Measured service charges. Revenues from measured service charges increased 14.4% to R$3.0 billion in 2003 from R$2.6 billion in 2002. The increase in 2003 was mainly a result of the increase in local and intraregional long-distance tariffs that took place in June 2003.

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

Long-Distance Services

Intraregional services. Revenues from intraregional services increased 35.1% to R$1.8 billion in 2003 from R$1.3 billion in 2002. The increase was mainly due to the increase in local and intraregional long-distance tariffs that took place in June 2003 combined with a 9.5% increase in the number of minutes used.

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

Data Transmission

Revenues from data transmission services increased 35.3% to R$592.0 million in 2003 from R$438.0 million in 2002. The increase in 2003 was a result of an increase in our SPEEDY service, combined with a higher number of activation fees and the rental and sale of modems.

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

Other Services

Revenues from other services primarily include revenues from telecommunications services for the installation and activation of phone lines, electronic mail and other local services including call waiting, call forwarding, voice and fax mailboxes, speed dialing and caller ID. Revenues from other services increased 26.0% to R$568.0 million in 2003 from R$451.0 million in 2002. The increase was due primarily to the increase in our revenues from Linha Inteligente, our name brand for our service package which includes call waiting, call forwarding, voice and fax mailboxes, speed dialing and caller ID, offset by a decrease in our digital access service known as 2M-ATB (2 Megabytes – Basic Tariff Area).

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

	Year ended December 31,		% Change
	2003	2002	2003– 2002
	(in millions of reais, except percentages)
Cost of services:
Depreciation and amortization	2,616	2,647	(1.2)%
Outsourced services	786	614	28.0%
Interconnection services	2,836	1,979	43.3%
Operational personnel	256	297	(13.8)%
Materials	42	36	16.7%
Goods sold	17	11	54.5%
Other costs	162	186	(12.9)%

Total cost of services	6,715	5,770	16.4%

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

Other Net Operating Expense

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

Financial Expense, Net

We recognized a net financial expense of R$630.0 million in 2003 compared to a net financial expense of R$755.0 million in 2002, representing the net effect of financial income, financial expense and exchange gains and loss. See “Note 8 to the consolidated financial statements.” The decrease in net financial expenses recorded in 2003 was due mainly to a decrease in interest rates of our loans and commitments. At the end of 2003, we had derivative instruments with notional amounts equivalent to virtually all of our exposure in foreign currencies debt.

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

General

We have funded our operations and capital expenditures mainly from operating cash flows and loans obtained from financial institutions. At December 31, 2004, we had R$238.6 million in cash and cash equivalents. Our principal cash requirements include:

•	the servicing of our indebtedness,

•	capital expenditures, and

•	the payment of dividends.

Sources of Funds

Our cash flow from operations was R$5.6 billion in 2004 compared to R$5.0 billion and R$4.6 billion in 2003 and 2002, respectively. Our increase in cash flow from operating activities of 12.6% in 2004 compared to 2003 primarily resulted from increased sales of our telecommunications services, with our Speedy and other data transmission services as important drivers for such gains, as well as the increase in tariffs. The increase in cash flows of 8.7% in 2003 compared to 2002 was due to the increase in telecommunications services provided to our customers, especially long-distance interregional and international services.

Our future cash flow is subject to the rates approved by Anatel and the impact of competition on our revenues. We expect to continue to experience a reliable and steady source of internal cash flow from operations for the foreseeable future from on our base of customers and installed network.

Uses of Funds

Our cash flow used in investing activities was R$1.4 billion in 2004 compared to R$1.3 billion in 2003 and R$1.6 billion in 2002. The increase in 2004 from 2003 resulted from the first installment paid in connection with the acquisition of Atrium.

Our cash flow used in financing activities was R$4.2 billion in 2004 and R$4.0 billion in 2003 compared to a cash flow of R$2.7 billion used in 2002. The increase in cash flow used in financing activities in 2004 was due mainly to dividends paid in the amount of R$3.7 billion and the payment on derivative contracts maturing in 2004 used to hedge our indebtedness against changes in foreign currency. The increase in 2003 was due to repayment of loans in the amount of R$3.1 million and dividends paid in amount of R$3.1 billion, which were offset by new loans obtained in the amount of R$2.3 billion.

Indebtedness

As of December 31, 2004, our total debt was as follows:

Debt	Currency	Annual interest rate payable	Maturity	Principal amount outstanding (in thousands of reais)
Mediocredito	US$	1.75%	2014	75,846
CIDA	CAN$	3.00%	2005	1,483
Loan in local currency	R$	6.0%+3.75% spread and 0.40% + CDI per month	2006	15,814

Debentures (1)	R$	103.5% of CDI	2007	1,500,000
Resolution No. 2,770	US$	2.00% to 6.9%	2006	310,640
Resolution No. 2,770	JPY	1.40%	2005	79,736
Debt assumption	US$	8.62% to 27.50%	2005	61,119
Untied loan –JBIC	JPY	LIBOR + 1.25%	2009	643,242
DEG – Deutsche	US$	LIBOR + 6.0%	2007	18,431

Accrued Interest	R$/US$ JPY/CAN$	—	2005 to 2006	60,028

Total debt				2,756,243

Current				529,930
Long-term				2,226,313

(1)	Non-convertible and unsecured debentures maturing on September 10, 2010 in an aggregate principal amount of R$1.5 billion. These debentures are subject to an adjustment provision in September 2007 that would permit, among other things, payment of principal upon a favorable vote of the holders for such action. Accordingly, to be conservative, we have recorded our obligation to pay the principal on the Debentures in 2007 as opposed to their scheduled maturity date in 2010. See Note 23 to our consolidated financial statements.

Interest and principal payments on our indebtedness at December 31, 2004 due in 2005 and 2006 totaled R$530.0 million and R$262.1 million, respectively.

The agreements that govern the majority of our outstanding loans and financings contain certain standard restrictive covenants, which provide for the acceleration of the full balance of our obligations in the event of any default. As of December 31, 2004, we were not in default of any of our obligations and therefore none of our liabilities were subject to acceleration.

Capital Expenditures and Payment of Dividends

Our principal capital requirements are for capital expenditures and payments of dividends to shareholders. Additions to property, plant and equipment totaled R$1.3 billion, R$1.3 billion and R$1.7 billion for the years ended December 31, 2004, 2003, and 2002, respectively. Our capital expenditures for the year ended 2005 are expected to be approximately R$1.7 billion. These expenditures relate primarily to expansion of our network. In addition, we expect to seek financing for part of our capital expenditures from equipment suppliers, government agencies or, depending on market conditions, the Brazilian or international capital markets. See “Item 4.A—History and Development of the Company—Capital Expenditures.”

Pursuant to our bylaws and Brazilian Corporate Law, we are required to distribute a mandatory minimum dividend of 25% of “adjusted net income” (as defined below) in respect of each fiscal year, to the extent earnings are available for distribution. Holders of preferred shares are assured priority in the reimbursement of capital, without a premium, and entitled to receive cash dividends 10% higher than those attributable to common shares.

Adjusted net income, as determined by Brazilian Corporate Law, is an amount equal to our net income adjusted to reflect allocations to or from (i) legal reserve, (ii) statutory reserve, and (iii) a contingency reserve for anticipated losses, if any.

We may also make additional distributions to the extent that we have available profits and reserves to distribute. All of the above distributions may be made as dividends or as tax-deductible interest on shareholders’ equity. We paid dividends of R$3.7 billion, R$3.1 billion and R$1.5 billion in 2004, 2003, and 2002, respectively.

Our management expects to meet 2005 capital requirements primarily from cash provided by our operations. Net cash provided by operations was R$5.1 billion, R$5.0 billion and R$4.6 billion in 2004, 2003, and 2002, respectively.

C.	Research and Development, Patents and Licenses

Research and Development

We conduct independent research and development in areas of telecommunications services; however, we do not independently develop new telecommunications hardware. We primarily depend on several manufacturers of telecommunications products for such development services.

In connection with the breakup of Telebrás, we were required to enter into a five-year agreement with Telebrás’s Center for Research and Development (Centro de Pesquisa e Desenvolvimento da Telebrás), or CPQD, under which we had to contribute R$112.0 million to CPQD. This agreement, which we refer to as Contract 7000, terminated in December 2004. We do not intend to renew Contract 7000.

For 2005, we have entered into an outsourcing arrangement, with services provided by CPQD, for software development relating to several systems used by Telefonica. This arrangement is being negotiated and we estimate that we will pay approximately R$12 million for software and related items delivered pursuant to this agreement. During the effectiveness of our agreement with CPQD, we have access to telecommunications software developed by them and other technological services provided by them, including equipment testing, consulting and training services. CPQD has also developed a system for planning, engineering and terminal data-base maintenance of our outside plant with either cooper cables or fiber optics, a data-base and provisioning system for switches and trunks, and agreed to develop systems of automation, supervision and repair of our network and certain additional technological services on a non-exclusive basis. CPQD is a privately held company that is not affiliated with Telefônica and may also provide services to third parties. We may receive technological support from CPQD beyond the period contemplated in the agreement by contributing additional funds.

Our research and development expenses, including our monetary contributions to CPQD, were R$10.5 million for 2004, R$11.6 million for 2003, and R$10.8 million for 2002.

Patents and Licenses

Our principal intellectual property assets include:

•	our permission to use the trademark name “Telefônica” and all names derived from “Telefônica”;

•	our name “Telecomunicações de São Paulo S.A. – Telesp”; and

•	our commercial brands, “Super 15” for long-distance services, and “Speedy” for broadband products.

D.	Trend Information

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

While the Brazilian economy continues to experience growth, we do not anticipate a material increase in fixed lines in Brazil. We remain committed, however, to innovating and adapting our business to the changing environment and finding markets for our services. For example, in 2004, we implemented successful operations geared towards providing telephone service for low-income families. Given that Anatel is studying a regulated product in this area, we expect that this type of service and market will have an important role in the future. One of our competitors currently offers a similar product, but faces limitations on its ability to offer the services to all clients. Other providers do not yet have a product with the same characteristics. In sum, we believe that while the growth of fixed lines will not markedly increase, we and our competitors will have to offer new services, penetrate alternative markets in Brazil and find new methods of meeting our customers’ needs.

We do, however, expect another year of growth for broadband lines in Brazil and corresponding growth for current and new providers of broadband services. We anticipate that current providers will be investing to expand network capacity. We have seen this trend not only in Brazil, but in other parts of the world such as Spain and Italy. We also anticipate investments in web content that should help Internet operators increase their value-added service (VAS) revenues. Telefônica is a market leader in this area.

E.	Off-balance-Sheet Arrangements

None.

F.	Tabular Disclosure of Contractual Obligations

Our contractual obligations and commercial commitments are as follows:

	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(In thousands of reais, as of December 31, 2004)
Contractual obligations
Long-term debt	2,226,313	—	1,917,122	273,264	35,927
Other long-term obligations	917,481	—	672,647	244,834	—
Total contractual cash obligations	3,143,794	—	2,589,769	518,098	35,927

Commercial commitments
Suppliers	1,151,795	1,151,795	—	—	—
Other commercial commitments	42,986	42,986	—	—	—
Total commercial commitments	1,194,781	1,194,781	—	—	—

Principal amount outstanding (in thousands of reais, as of December 31, 2004)
Debt
Loans	2,329,914
Financing from suppliers	426,329

Total	2,756,243

Long-Term Debt

Year ending December 31	Amount
(in thousands of reais, as of December 31, 2004)
2006	262,057
2007	1,655,065
2008	136,632
2009	136,632
Thereafter	35,927

Total	2,226,313

Other long-term obligations
Contingencies (labor, tax and civil)	800,382
Pension Plan	44,738
Other	72,361

Total	917,481

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

We are managed by a Board of Directors (Conselho de Administração) and an Executive Committee (Diretoria).

Board of Directors

Our Board of Directors is comprised of a minimum of five and a maximum of fifteen members, all shareholders, serving for a term of three years. The following is a list of the current members of the Board of Directors, their respective positions and date of their election.

Name	Position	Date of Appointment
Fernando Xavier Ferreira	Chairman	March 25, 2004
José María Álvarez Pallete Lopez	Vice-Chairman	March 25, 2004
Manoel Luiz Ferrão de Amorim	Director	March 25, 2004
Fernando Abril-Martorel Hernández	Director	March 25, 2004
Juan Carlos Ros Brugueras	Director	March 25, 2004
Enrique Used Aznar	Director	March 25, 2004
Javier Nadal Ariño	Director	March 25, 2004
Luciano Carvalho Ventura	Director	March 25, 2004
José Fernando de Almansa Moreno Barreda	Director	March 25, 2004
Miguel Àngel Gutiérrez Méndez	Director	January 19, 2005
Luis Bastida Ibarguen	Director	January 19, 2005
Narcís Serra Serra	Director	January 19, 2005
Guillermo Pablo Ansaldo	Director	January 19, 2005

Set forth below are brief biographies of our directors:

Fernando Xavier Ferreira is 56 years old and serves as our Chief Executive Officer. Mr. Ferreira also currently serves as chief executive officer of SP Telecomunicações Holding Ltda. He also serves as vice-chairman of the board of directors and chief executive officer of Telefônica Data Brasil Holding S.A. He is a member of the boards of directors of Telefónica Internacional S.A., Telefónica Móviles S.A., Brasicel N.V. and its subsidiaries. He is president of each of the boards of directors of Mercador S/A and Telefonica Factoring do Brasil Ltda. and chairman of the control committee for Telefônica Gestão de Serviços Compartilhados do Brasil Ltda. (T-Gestiona). He is also a member of the Latin American Committee of the New York Stock Exchange and of the Global Information Infrastructure Commission – GIIC. Mr. Ferreira has served as president of Telecomunicações Brasileiras S.A.- Telebrás, vice-minister in the Brazilian Ministry of Communications, chairman of the board of directors of Embratel S.A., president of Nortel do Brasil S.A., president of Telecomunicações do Paraná S.A. – Telepar and as member of Anatel’s consulting committee and member of the board of directors of Empresa Brasileira de Correios e Telégrafos – ECT and Portugal Telecom. He holds a degree in electrical engineering from Faculdade de Engenharia Elétrica da Universidade Católica do Rio de Janeiro, the Electric Engineering Faculty of the Catholic University of Rio de Janeiro, Brazil, which he received in 1971. He attended a business administration course at Western Ontario University, Canada, in 1982.

José María Álvarez Pallete Lopez is 41 years old and has been the executive president of Telefónica Internacional S.A. since July 2002. He is also a member of the board of directors of each of Telefónica de España, Telefónica Móviles, Telefónica Móviles España, Telefónica Data, Telefónica Internacional S.A., representative of Telefónica S/A as director of TPI, Telefónica de Argentina, Telefónica de Peru, Telefónica CTC Chile, Telefónica Larga Distância Puerto Rico, Cointel y Compañía de Telefonos de Chile Transmisiones Regionales. In 1999, Mr. Álvarez-Pallete served as the chief financial officer of Telefónica Internacional S.A. and the chief corporate finance officer of Telefónica S.A. He holds economics degrees from the Universidad Complutense de Madrid, the Complutense University of Madrid, Spain, and the Université Libre de Bruxelles, Belgium.

Manoel Luiz Ferrão de Amorim is 46 years old and serves as our General Executive Officer. He is a member of our board of directors and serves as a member of the boards of directors of Telefônica Data Brasil Holding S.A. and of the Câmara Americana de Comércio de São Paulo, or the American Chamber of Commerce of São Paulo. From February 1, 2001, to May 5, 2001, Mr. Amorim was the chief executive officer of our wholly owned subsidiary Assist Telefônica S.A. From January to November of 2000, he served as chief executive officer of America Online Brasil. From 1990 to 2000, he performed several functions at Procter & Gamble in the United States, Brazil and Venezuela, including marketing manager, marketing director and general manager for Latin America. Mr. Amorim also worked at McKinsey, Petrobrás and F.I. Indústria e Comércio. He holds a degree in chemical engineering from IME – Instituto Militar de Engenharia, the Military Engineering Institute, Brazil, and a masters degree in business administration from Harvard University, United States.

Fernando Abril-Martorel Hernández is 43 years old. He was the chief operating officer of the Telefónica group. From 1987 to 1997, Mr. Abril-Martorel performed several functions at JP Morgan, in New York, London and Madrid, including treasury department manager and member of the managing committee. Mr. Abril-Martorel joined the Telefónica group in January of 1997, as corporate finance general manager, having represented the group’s interests in the Brazilian telecommunications industry privatization process. From December 1998 to June 2000, he served as chief executive officer and chief financial officer of Telefónica Publicidade e Información (TPI). Mr. Abril-Martorel holds a degree in law and business sciences from ICAI-ICADE – Instituto de Postgrado y Formación Continua, Spain.

Juan Carlos Ros Brugueras is 43 years old and serves on our board of directors and that of Telefônica Data Brasil Holding S/A. Since May 1998, Mr. Ros has been a vice-secretary to the board of directors of, and a secretary general to Telefónica Internacional S.A. in Madrid, Spain, and also a director of Telefônica de Argentina S.A. (Argentina), Telefônica Larga Distância de Porto Rico Inc. (Porto Rico), Companhia de Telecomunicações do Chile S.A. (Chile) and Telefônica do Peru S.A. (Peru). He served on our board and that of Companhia Telefônica da Borda do Campo from December 1998 through November 1999, and also on the boards of Companhia Riograndense de Telecomunicações – CRT, Tele Sudeste Celular Participações S/A, Telerj Celular S/A and Telest Celular S/A. From 1985 to 1997, he was a partner in a law firm with in Barcelona, and, during such time, he served as Secretary on the boards of directors of various Spanish and foreign companies. Mr. Ros holds a law degree from Universidad Central de Barcelona, the Central University of Barcelona, Spain.

Enrique Used Aznar is 63 years old. He is also the chief executive officer of Amper, S.A., in Madrid, a member of the boards of directors of Telefónica Peru and Terra Lycos, the chief executive officer of Amperprogramas and the vice-chairman of the board of directors of Mediadata Brasil. He is also a member of the board of directors of Telefônica S.A., member of the Assembléia Directiva of IESE of Madrid and patron of Fundação Científica contra o Câncer. He has also served as chief executive officer of Telefónica Internacional S.A., Telefónica Móviles and Telefónica I+D, as vice-chairman of the delegate committees of TPI Páginas Amarelas, Telefônica do Chile and Telintar (investor from Argentina), and as member of the boards of directors of Telefônica da Argentina, AT&T Network System International and of Ericsson in Spain. He holds a degree in telecommunications engineering from the Universidad de Madrid, the University of Madrid. He also holds a degree from IESE (Alta Direção de Empresas).

Javier Nadal Ariño is 55 years old and serves as General Director of Institutional Relations and the Telefônica S.A. Foundation. From December 1998 to November 1999, he served on our board and those of Companhia Telefônica da Borda do Campo and Companhia Riograndense de Telecomunicações – CRT. He served as executive President of Telefônica do Peru, President of Telefônica da Argentina (March 1995 to December 1997), General Director of Telecomunicações do Reino da Espanha (1985 to 1995), President of Retevisión (1989 to 1994), Chief of Centers and Networks for the Central Region of Telex da Espanha’s network (1979 to 1982), collaborator for the United Nations as an expert in data transmission programs for activities support (1978) and participated in the development of affairs for Telettra SpA in Vimercate (Italy) and Torrejón de Ardoz (Spain) (1972 to 1977) and served as General Director of Regulation for Telefónica Internacional S.A. (December 1997 through January 2003). Mr. Nadal holds a degree in telecommunications engineering from Universidad Politécnica de Madrid, the Technical University of Madrid, Spain.

Luciano Carvalho Ventura is 58 years old and the officer responsible for LCV Governança Corporativa. He is a member of the board of auditors of Perdigão, Indústrias Bardella, Karsten Globex (Ponto Frio) and Lochpe Maxion. He serves as member of the board of directors of Grupo Tavares de Melo, Gtmprevi Sociedade Previdenciária, Nordenia Plus

Bag, Agrofertil from Grupo Fertibrás and Y. Takaoka Empreendimentos. Since 1980, he has been dedicated to corporate governance consulting and in serving as member of corporate boards. He is the founding member of the board of directors of Instituto Brasileiro de Governança Corporativa – IBGC – Brasil. He is a member of the International Corporate Governance Network – England and National Association of Corporate Directors – USA. He is professor of the course for formation of directors of Brazilian Corporate Governance Institute and speaker at various masters courses and seminars. He holds an MBA from Escola de Administração de Empresas de São Paulo – Fundação Getúlio Vargas, a graduate degree in finance from Escola de Administração de Empresas de São Paulo da Fundação Getúlio Vargas, a degree in business management from Escola de Administração de Empresas da Universidade Federal de Pernambuco, and a degree in economics from Faculdade de Ciências Econômicas da Universidade Federal de Pernambuco.

José Fernando de Almansa Moreno Barreda is 56 years old. He is a member of the board of directors of Telefônica and chairman of the board’s international affairs committee. He is also a member of the boards of directors of Telefônica de Peru S.A., Telecomunicações de São Paulo S.A., Telefônica Móviles S.A., Telefônica de Argentina S.A. and BBVA Bancomer. He is currently a sponsor of the foundations Reina Sofía, Conde de Barcelona, Diputación de San Andrés de los Flamencos – Fundação Carlos de Amberes, Padre Arrupe-Activa, Príncipe de Astúrias, Fundação Euroamérica and Fundação MAA . Mr. Almansa initiated his diplomatic career in 1974 and served as the Secretary of the Spanish Embassy in Belgium in 1976. In 1979 he was appointed as the Cultural Counselor for the Spanish Delegation in Mexico and, in 1982, he was named as embassy advisor to the Spanish Ministry of Foreign Relations. During the same year, he was appointed as chief director to the coordination section of the Spanish diplomatic office in Eastern Europe and as a director for Atlantic matters for the Spanish foreign policy office for Europe and Atlantic matters. In 1983, Mr. Almansa served as a press and political advisor for the Spanish diplomatic mission at the North Atlantic Council in Brussels. In April 1988, he was assigned to the Spanish Embassy in the Soviet Union, where he served as a minister advisor, and in August of the same year he became a plenipotentiary minister. In 1990, Mr. Almansa was appointed as general secretary for the National Commission of the V Centennial of the Discovery of America, and, in 1991, he served as the general sub-director for Eastern Europe under the Spanish general office of foreign policy for Europe. In 1993, His Majesty the King of Spain named Mr. Almansa as chief of the Royal House, with ministerial status, where he served until December 2002. Mr. Almansa holds a law degree from the Universidad de Deusto, the University of Deusto, Spain.

Miguel Àngel Gutiérrez Méndez is 46 years old and a member of our board of directors, and a director of Telefónica Internacional, S.A, where he is responsible for Institutional and Public Policy for Grupo Telefónica in Latin America. He also serves a director for Telefónica de Argentina S.A. (where he also served as president and chief operating officer from February 2002 through June 2003); president of the board of directors for Autopistas Del Oeste S.A and president of the board of directors of ABERTIS of Spain Group (controlled by La Caixa de Barcelona). He is also a consultant and member of the consulting committee to The Rohatyn Group Asset Management in New York. Since December 2003, he has served as Chief Executive Officer of the Association of Public Service Businesses of Argentina (Asociación de Empresas de Servicios Públicos Argentinos—ADESPA), and since January 2002, he has served as Vice-President of the Chamber of Commerce of Spain (Fundación Cámara Española de Comercio). He is also a member of the Executive Committee of the Chamber of Commerce of Argentina (Cámara Argentina de Comercio), a member of the Business Development Institute for Argentina (Instituto Para El Desarrollo Empresarial de La Argentina – IDEA) and a member of the Consulting Committee of the Center for the Implementation of Public Policy for Equity and Growth (Centro de Implementación de Políticas Públicas para la Equidad el Crecimento—CIPEC). Until October 2001, Mr. Mendez was employed by J.P. Morgan where he spent over twenty years as a Managing Director for Global Emerging Markets and member of the Emerging Markets Committee. He is a certified public accountant with a degree from the University of Buenos Aires, and an MBA from IAE – Universidad Austral (Argentina).

Luis Bastida Ibarguen is 59 years old and a member of our board of directors. He serves as a director for various companies, and is an independent consultant, author and lecturer on business economics. From 2000 to 2001, he served as general director for global asset administration and member of the steering committee for Banco Bilbao Viscaya Argentaria. From 1988 to 2000, he held various posts at Banco Bilbao Viscaya, and in 2000 became General Finance Director, reporting directly to the President. From 1976 to 1987, he worked generally in finance at Banco Bilbao. From 1971 to 1976, he worked in various capacities at General Electric’s International Division in New York and General Electric Española, including accounting, management and strategic planning. He holds degrees in international and financial management, and is licensed in business sciences by E.S.T.E. He also holds an MBA from Columbia University.

Narcís Serra Serra is 61 years old and serves as a member of our board of directors. From 1991 to 1995, he was Vice President of the Government of Spain, and from 1982 to 1989, served as Minister of Defense. From 1979 to 1982, he was the Mayor of Barcelona. Mr. Serra holds a doctorate in political science from the Universidad Autónoma de Barcelona; and is a professor of economic theory at the Universidad Autónoma de Barcelona.

Guillermo Pablo Ansaldo is 43 years old and serves as a member of our board of directors. From 2000 to 2004, he served as General Manager of Telefónica de Argentina S.A., and from 1989 to 2000, he worked at McKinsey & Company. He holds a degree in industrial engineering from the Universidad de Buenos Aires, and an MBA from Dartmouth College.

Executive Committee

The executive committee consists of at least three and no more than twelve members, who may or may not be our shareholders, all of them appointed by our board of directors for a period of three years and may remain in office until reappointed or replaced. Any of our executive officers may be removed at any time by a decision of the board of directors.

The following are the current members of the executive committee, their respective positions and the date of their appointment.

Name	Position	Date of Appointment
Fernando Xavier Ferreira	Chief Executive Officer	March 23, 2004

Pedro Lucas Antón Lázaro	Vice-President of Administration and Finance and Director of Investor Relations (CFO)	October 28, 2004

Manoel Luiz Ferrão de Amorim	General Executive Officer	March 23, 2004

Eduardo Navarro de Carvalho	Vice-President of Regulation and Business with Operators	January 19, 2005

Stael Prata Silva Filho	Executive Vice-President of Strategic Planning	March 23, 2004

Gilmar Roberto Pereira Camurra	Vice-President of Financial Planning	March 23, 2004

Mariano Sebastian De Beer	Vice-President of Corporate Business	March 23, 2004

José Carlos Misiara	Vice-President of Human Resources	March 23, 2004

Fábio Silvestre Micheli	Vice-President of Network	March 23, 2004

Odmar Geraldo Almeida Filho	Vice-President of Residential Clients	March 23, 2004

Bento José de Orduña Viegas Louro	Vice-President of Domestic Business	January 19, 2005

Manuel José Benazet Wilkens	Vice-President of Organization and Information Systems	March 23, 2004

Set forth below are brief biographies of our executive officers:

Pedro Lucas Antón Lázaro is 44 years old and has served as Vice-President of Administration and Finance and Director of Investor Relations (CFO) since October 2004. In February 2000, he was named General Corporate Subdirector of Economic Processes-Finance in Telefónica S.A. He lead the creation of the Share Services Centers (Centro de Serviços Compartilhados) of Telefônica Group and served as its Global Manager and Administrator of Telefónica Gestión de Servicios Compartidos (t-gestiona) of Spain SAU through June 2004. In November 1998, he was named Vice-President of Finance, Control and Resources for Telesp and TeleSudeste Participações, and CFO of Telefônica in Brazil, overseeing all financial and corporate operations, such as the merger of Grupo Telesp. In 1997, he served as General Subdirector of Accounting and Consolidation at Telefônica, reporting to the CFO of Grupo Telefônica. Once having segregated the business of fixed telephone service in Spain, he began to report to the CEO of Telefónica de España S.A. as General Subdirector of Economy and Finance and member of the Management Committee. In 1987, he moved to JP Morgan and, after serving in various capacities, was named, in 1995, Chief Operating Officer of JP Morgan in Madrid with direct responsibilities for Systems and Operations, indirect oversight of all support areas in that branch and as a member of the Management Committee. From 1981 to 1987, he worked for Telefônica in the areas of network and systems. He holds degree in naval engineering from Universidade Politécnica de Madrid, and a MBA in Economics and Management from IESE Business School.

Eduardo Navarro de Carvalho is 42 years old and serves as Vice-President of Regulation and Business with Operators. He is also a Vice-President of Telefônica Data Brasil Holding S.A., SP Telecomunicações Holding Ltda., Sudestecel Participações S.A., Iberoleste Participações S.A. and TBS Celular Participações S.A. Mr. Navarro served as regulatory and corporate strategist of Tele Sudeste Celular Participações S.A., Tele Leste Celular Participações S.A. and Celular CRT Participações S.A. and as a member of the board of directors of Ceterp – Centrais Telefônicas de Ribeirão Preto S.A., senior project director of McKinsey & Company, Inc., and factory manager of Belgo-Mineira Telesp (Arbed Group). He holds a degree in metallurgy engineering from Universidade de Minas Gerais, the University of Minas Gerais, Brazil.

Stael Prata Silva Filho is 53 years old and serves as Executive Vice-President of Strategic Planning. He is chairman of the board of directors of Companhia AIX de Participações and Companhia ACT de Participações. From 1972 to 1998, he served in several capacities at our predecessor company, Telecomunicações de São Paulo S.A., including business and client manager and business planning and data processing department manager. In 1997, Mr. Prata was appointed as a consultant for Sistel, and, from September 1998 to November 1999, he served as business executive manager, vice-president for personal customer services, vice-president for corporate services, and vice-president for special clients and small business services of our predecessor company, Telecomunicações de São Paulo S.A. and CTBC. From January 2000 to December 2000, Mr. Prata was the chief executive officer and commercial manager of Ceterp – Centrais Telefônicas de Ribeirão Preto S.A. and Ceterp Celular S.A. His previous experience also includes working as a business executive manager at Assist Telefônica S.A. He was involved in the coordination of the management committee of Telefônica da Borda do Campo and in the planning of its IT area. Mr. Prata holds a degree in business administration from Faculdade Luzwell, the Luzwell Faculty, Brazil.

Gilmar Roberto Pereira Camurra is 49 years old and serves as Vice-President of Financial Planning. He has 27 years of working experience in the financial system. He served for a year as member of the board of directors of Grupo Paranapanema (tin exporter). Among his experiences in the banking system, he was vice-president of Citibank N.A., performing various activities for 18 years with a focus on the international and treasury areas; founding partner of Banco ABCRoma, performing activities relating to treasury, international and controlling areas; and executive officer of BCN-Barclays, performing activities relating to the treasury, asset management and corporate finance. More recently, he served as foreign exchange director and deputy treasurer for HSBC Bank. He has been chief financial officer of Telefônica Group in Brazil since November 1999. He holds a business management and accounting science degree with a specialization course in finance from Berkeley University – University of California.

Mariano Sebastian De Beer is 34 years old and served as Vice-President of Strategic Planning until November 19, 2002, when he was elected to his current position as Vice-President of Corporate Business. From 1991 to 1994, Mr. De Beer served as marketing and purchasing department manager of Suiza Industrial, in Argentina. From 1996 to 1998, he served as a consultant with McKinsey Ltda., in Brazil. He holds a business administration degree from Universidad Argentina de la Empresa, Argentina, and a masters degree in business administration from Georgetown University, United States.

José Carlos Misiara is 55 years old and serves as Vice-President of Human Resources. Before being elected to his current position, he served as our human resources officer. He served as vice-president for human resources for Asea Brown Boveri in Brazil and Latin America, human resources officer for BRABB- Asea Brown Boveri in Brazil and manager of the human resources department of our predecessor company, Telecomunicações de São Paulo S.A. In the past, he was the coordinator of the business technology center of the “Dom Cabral” Foundation, the director of the labor relations department of ABINEE – Sinaees – Associação Brasileira de Indústria Elétrica e Eletrônica – Sindicato das Indústrias de Aparelhos Elétricos, or the Brazilian Association of Electric and Eletronic Industry from the Union of the Electric Appliance Industries, and the officer of employment relations of ABINEE-Sinaees and speaker at the courses “Curso para Dirigentes de Recursos Humanos” and “Congresso Regional de Recursos Humanos” at FGV – Fundação Getúlio Vargas in the city of Vitória. Mr. Misiara holds a degree in economic science from Universidade de São Paulo, the University of São Paulo, Brazil – Strategic Management Personal – INSEAD.

Fábio Silvestre Micheli is 42 years old and serves as Vice-President of Network. He previously served as the operation officer and resources officer of our subsidiary Assist Telefônica S.A. Mr. Micheli has worked with us for twenty years (thirteen in managerial functions) and previously served in the following positions: installation and repair department manager, external network department manager, service office department manager, commuting department manager, customer service department manager, operational district manager, territorial unit manager – technical assistance (Campo Limpo), superintendent for east technical assistance and technical assistance officer. He holds a business administration degree and is in the process of acquiring an engineering degree.

Odmar Geraldo Almeida Filho is 41 years old and serves as Vice-President of Residential Clients. He previously served as officer for residential business in traffic and services from August 2001 to January 2004; marketing director for Procter & Gable in the division of baby care products, Latin America in Caracas from 1988 to 2001 and brand/marketing manager – feminine care in Cincinnati, Ohio from 1991 to 1993. He also served for Johnson & Johnson as management trainee in manufacturing in the city of São José dos Campos from 1998 to 1989 and for Elebra/Nortel as Software Engineer in the city of Campinas from 1986 to 1988. He holds a degree in electronic engineering from UNICAMP (from 1982 to 1986) and an MBA from the University of Southern California (from 1989 to 1991) and attended the senior executive management program – IESE from Universidade de Navarra Barcelona (from 2003 to 2004).

Bento José de Orduña Viegas Louro is 49 years old and serves as Vice-President of Domestic Business. He has served as vice-president of our long-distance and interconnection business since May 2002. From 1979 to 1984, Mr. Louro managed the telecommunications and electronic areas for The Chase Manhattan Bank. From 1985 to 1998, he served as general manager for AT&T, where he managed internal operations in Venezuela, Florida, Rio de Janeiro, and New Jersey. From 1998 to 2001, Mr. Louro served as area director for Northern Brazil for Nextel International, where he was responsible for direct and indirect sales channels, corporate accounts, supply operations, post-sale support, marketing, training, international engineering, finance, and human resources. From May 2001 to May 2002, Mr. Louro served as our director for long-distance business. He holds a degree in economic sciences from the Universidade de Economia e Ciências Políticas do Rio de Janeiro, or the Economics and Political Sciences University of Rio de Janeiro, Brazil, and a masters degree in international administration and finance from the American Graduate School of International Management at Thunderbird School, United States.

Manuel José Benazet Wilkens is 41 years old and serves as Vice-President of Organization and Information Systems. From March 2002 to March 2004, he served as our officer of development of residential businesses, responsible for the business development of our residential segment. In 2003, he served as general officer of technology, planning and investment programs, and worked on the advancement of the 2003 universal targets and design of the access service ADSL Speedy. Mr. Wilkens also served as officer of network management and new services, and worked on the implementation of CEOS (Centro Estadual de Operação e Supervisão or state center of operation and supervision). He has also served as our superintendent of network systems and participated in the initial take over in the area of network system OSL. His experience in Telefônica de Espanha S/A includes service as national administrator of JDS transmission network, administrator of management and networking system in the region of Barcelona North, and technical quality inspector with oversight of the technical courses of the Escola de Formação Telefônica. He also has experience in external network engineering and operation and maintenance of the commuting internal plant. He holds degrees in telecommunications engineering I.C. from ETSETB from Barcelona; economic and financial management of non-governmental entities from IPT – Barcelona and attended the advance management program 2001 of IESE Barcelona.

For biographies of Fernando Xavier Ferreira and Manoel Luiz Ferrão de Amorim, see “—Board of Directors.”

B.	Compensation

For the year ended December 31, 2004, the aggregate amount of compensation paid to all our Directors and Executive Officers was approximately R$19.4 million, of which R$11.5 million corresponded to salaries and R$7.9 million corresponded to bonuses.

For the year ended December 31, 2004, our Directors and Officers did not receive any pension, retirement or similar benefits.

C.	Board Practices

Board of Directors

Our Board of Directors typically meets once every three months and the Chairman may call special meetings. Our Board takes action by majority vote, provided the majority of its members in office are present, with the Chairman having, in addition to his or her regular vote, the deciding vote in the event of a tie. The specific responsibilities of the Chairman include representing the board in the General Shareholders’ Meetings, chairing the General Shareholders’ Meetings and selecting the Secretary from among those present, and calling and chairing meetings of the Board.

Our Board of Directors is responsible, among other things, for:

•	establishing our general business policies;

•	electing and removing the members of our executive committee, and establishing their responsibilities with due regard for legal and statutory provisions;

•	supervising our management and examining our corporate records;

•	calling shareholders’ meetings;

•	approving the financial statements, management reports, proposals for allocation of the company’s results and the submission of such documents to the shareholders’ meeting;

•	appointing external auditors;

•	determining the payment of interest on equity and interim dividends;

•	authorizing the purchase of our shares to be cancelled or kept in treasury;

•	appointing and removing the person responsible for internal auditing;

•	approving the budget and annual business plan;

•	deliberating on the issuance of new shares and increasing the corporate capital within the limits authorized by the bylaws;

•	approving the issuance of commercial paper and depositary receipts;

•	authorizing the sale or pledge of fixed and concession-related assets;

•	approving agreements, investments and obligations in an amount greater than R$250 million that have not been approved in the budget;

•	approving our jobs and compensation plans, our rules and workforce, as well as the terms and conditions for collective labor agreements to be executed with unions representing our employees’ categories and adherence to the policy of, or disassociation from, pension plans; and

•	authorizing the acquisition of interest in other companies on a definitive basis.

The members of our board of directors are all shareholders, one of them being elected by the preferred shareholders in a separate voting process, and the others being elected by the holders of common shares. The members of the board of directors are elected for a period of three years and may be reelected.

Executive Committee

Our Executive Committee is responsible for our day-to-day management and for representing us in our business with third parties. Each of our current Executive Officers has been appointed by our Board of Directors for a three-year term and may remain in office until reappointed or replaced.

Board of Auditors

Brazilian Corporate Law and our bylaws each require that we maintain a statutory Board of Auditors (Conselho Fiscal). Our statutory Board of Auditors, which is a separate and distinct entity from our outside auditors, is primarily charged with certain advisory, reporting, oversight and review functions with respect to the company’s financial statements. Our statutory Board of Auditors is also responsible for rendering opinions on management’s annual report and management proposals to be submitted at shareholders’ meetings relating to a change in the company’s capital composition, budget, payment of dividends and consolidations, mergers and spin-offs. However, the statutory Board of Auditors, as required by Brazilian Corporate Law and our bylaws, has only an advisory role and does not participate in the management of the company. Indeed, decisions of the statutory Board of Auditors are not binding on the company under Brazilian Corporate Law.

In accordance with Brazilian Corporate Law and our bylaws, the Board of Auditors consists of a minimum of three and a maximum of five members and an equal number of alternates.

One member of the Board of Auditors and his or her alternate must be elected by holders of preferred shares in a separate voting process. The following are the current members of the Board of Auditors:

Members	Date Appointed
Wolney Querino Schuler Carvalho	March 30, 2005
Cleuton Augusto Alves	March 30, 2005
Oswaldo Vieira da Luz	March 30, 2005
Isabel Silva Ramos Kemmelmeier	March 30, 2005

Alternates	Date Appointed
Suely Valério Pinoti	March 30, 2005
Milton Shigueo Takarada	March 30, 2005
Gilberto Carlos Rigamonti	March 30, 2005
Eduardo Almeida Santos	March 30, 2005

Committees

Brazilian Corporate Law does not require a corporation to maintain committees responsible for ethics, corporate governance or compensation. Nevertheless, our Board of Directors has created the following committees:

•	Control and Audit Committee;

•	Nominations, Compensation and Corporate Governance Committee; and

•	Service Quality and Marketing Committee.

Control and Audit Committee

Our Control and Audit Committee was created by our Board of Directors in December 2002 and is comprised of a minimum of three and a maximum of five directors, who are not members of our executive committee, appointed by the Board of Directors to serve as members of the Control and Audit Committee for the duration of their respective terms as members of the Board of Directors. The Committee has its own charter, which was approved by the Board of Directors. The Committee provides support to the Board of Directors.

According to its charter, the Control and Audit Committee shall meet four times per year and report its conclusions to the Board of Directors. We anticipate that there will be some similar functions between the Control and Audit Committee and our statutory Board of Auditors (Conselho Fiscal).

The Control and Audit Committee, among other responsibilities that may be required by the Board of Directors, is charged with informing and providing recommendations to the Board of Directors regarding the following:

•	the appointment, termination and renewal of the independent auditors, as well as the terms and conditions of the contract with the independent auditors;

•	the analysis of the company’s accounts, compliance with certain legal requirements and the adoption of generally accepted accounting principles;

•	the results of each internal and independent audit and management’s response to the auditor’s recommendations;

•	the quality and integrity of the company’s internal control systems;

•	the performance of the independent auditors, requesting opinions on the annual reports and that the main audit reports be clear and precise;

•	any communications with the internal auditors about any significant deficiencies in our control systems and identified financial conditions; and

The following are the current members of the Control and Audit Committee:

Members	Date Appointed
Enrique Used Aznar	July 19, 2004
Luis Bastida Ibarguen	February 21, 2005
Miguel Ángel Gutiérrez Méndez	February 21, 2005

Nominations, Compensation and Corporate Governance Committee

Our Nominations, Compensation and Corporate Governance Committee was established in December 1998 and is comprised of three to five directors appointed by the Board of Directors to serve for the duration of their respective terms as members of the Board of Directors. Except for our Chief Executive Officer, Mr. Fernando Xavier Ferreira, the other three members of our Nominations, Compensation and Corporate Governance Committee are non-management directors. The Nominations, Compensation and Corporate Governance Committee, among other responsibilities that may be required by the Board of Directors, is charged with informing and providing recommendations to the Board of Directors regarding the following:

•	the appointment of executives and administrators for our company and our subsidiaries;

•	the parameters on compensation for our executives and administrators;

•	the terms and conditions of executive employment agreements;

•	the review of the Board’s compensation plan and any amendments;

•	the incentive plans and compensation standards for members of the Board of Directors and executives;

•	the compensation policy for directors and statutory officers of the company; and

•	the annual corporate governance report.

The following individuals are the current members of the Nominations, Compensation and Corporate Governance Committee:

Members	Date Appointed
Fernando Xavier Ferreira	October 18, 2004
Javier Nadal Ariño	October 18, 2004
Juan Carlos Ros Brugueras	October 18, 2004
José Fernando de Almansa Moreno-Barreda	February 21, 2005

Service Quality and Marketing Committee

The Service Quality and Marketing Committee was created on December 16, 2004 and provides assistance to our Board of Directors. The Committee is comprised of, at least 3 and at most 5, members of our board selected periodically. The Committee meets from time to time, depending on the availability of its members and when called by its chair. The Committee is responsible for review and analysis of quality indices measuring our principal services and to ensure that the requisite degree of commercial assistance is furnished to our clients.

Members	Date Appointed
Guillermo Pablo Ansaldo	February 21, 2005
Javier Nadal Ariño	February 21, 2005
Luciano Carvalho Ventura	February 21, 2005

D.	Employees

As of December 31, 2004, we had 7,125 employees. All of our employees are on a full-time basis, divided into the following categories: 53% in our network plant operation, maintenance, expansion and modernization, 32% in sales and marketing and 15% in administration, finance and investor relations, human resources, inventory, technology, legal and strategic planning and management control.

We, in conjunction with other sponsors (the companies resulting from the breakup of Telebrás), sponsored private pension benefits and health care plans for retirees in order to supplement the salaries of retired employees. The plans are managed by Sistel (Fundação Sistel de Seguridade Social – Sistel), a private social security entity. Until December 1999, all sponsors of the plans managed by Sistel were jointly and severally liable for all existing benefit plans. After December 1999, a single-employer sponsored pension plan for active employees was created, the PBS Telesp Plan, or PBS plan. See Note 26 to our consolidated financial statements for a more detailed description of the PBS plan. Retired employees (PBS-A) and post-retirement health care benefits, or PAMA, remained as multi-employer benefit plans. The restructuring of the benefit plans took place in January 2000.

Due to the withdrawal of other active participants in December 1999, we individually sponsored the PBS plan, which covers approximately 1.0% of our employees. In addition to the PBS plan, the multi-sponsored health care plan, or PAMA, is provided to retired employees and their dependents. Contributions to the PBS plan are determined based on actuarial valuations prepared by independent actuaries, in accordance with standards applicable in Brazil.

On August 2000, we established the Visão plan, offered to participants in our PBS plan, as well as to employees who did not qualify for participation. Unlike the PBS plan, which is a defined benefits plan, the Visão Plan calls for contributions by participating employees, as well as by us as sponsor, which are credited to the individual accounts of the participants. We are responsible for all management and maintenance expenses of the Visão plan, including the risks of death and permanent injury of the participants. The employees participating in the PBS plan were granted the option to migrate to the Visão plan, which was also offered to those who did not participate in the PBS plan and to all newly hired employees. Our contributions to the Visão plan are equal to those of the individual participants, ranging from 2% to 9% of the participant’s salary, depending on the percentage chosen by the participant. The Visão plan was offered to active employees as an alternative to the multi-employer plan and was also offered to all employees who did not participate in that plan. The aggregate costs under the Visão plan equal approximately 12.4% of the total amount of salaries paid to participating employees. Currently 84% of our employees are covered under the Visão plan.

In 2004, we restructured our medical assistance plan for retirees (Plano de Assistência Médica dos Aposentados), which is related to the mentioned PBS plan described above and we refer to as PAMA, in order to improve certain benefits. The new plan is referred to as PAMA – PCE. Employees covered under PAMA were given the right to migrate to PAMA – PCE and, as a result, 49% of our current and retired employees changed their coverage plan to PAMA – PCE. At the end of 2004, PAMA remains a multi-employer plan.

Approximately 38% of our employees are members of the main telecommunications industry labor union, Sindicato dos Trabalhadores em Empresas de Telecomunicações e Operadores de Mesas Telefônicas no Estado de São Paulo, the Labor Union of Employees of Telecommunications Companies and Telecommunications Desk Operators in the State of São Paulo, or SINTETEL, which is associated with the Federação Nacional dos Trabalhadores em Telecomunicações, the National Federation of Telecommunications Workers or FENATTEL. Our collective labor agreements will expire on August 31, 2005. Our management considers relations with our work force to be satisfactory. We have never experienced a work stoppage that had a material effect on our operations.

E.	Share Ownership

None of our directors or executive officers beneficially owns, on an individual basis, 1% or more of our common or preferred shares (including ADSs representing preferred shares) or of our total equity share capital.

We do not provide any stock incentive plans to our management or employees; however, our controlling shareholder, Telefónica S.A. offers stock incentive plans relating to its own shares (the “Telefónica Stock Option Plans”). The Telefónica Stock Option Plans implemented in 2001 are designed to retain the services of our officers and to obtain highly qualified employees.

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

The TOP Program ended on September 25, 2003. Under the program’s regulations, Telefónica S.A. was required to settle all exercised options. However, since the market price of the shares on the subsequent five days after the end of the program was lower than the option price, no option was exercised. The beneficiaries became able to freely trade the shares they acquired over the course of the program.

In February 2000, Telefónica S.A approved a program (the “TIES Program”) whereby all of our employees who choose to participate in the TIES Program are able to acquire a number of Telefónica S.A. common shares. Under the TIES Program, the number of shares employees are able to acquire is based on their annual compensation, for an amount equivalent to five euros per share. In addition, Telefónica S.A. granted the participants 26 stock options for every Telefónica S.A. share purchased at five euros per option. The actual number of stock options eligible for exercise depends on the appreciation, if any, of the share price of Telefónica S.A. over the reference value established at 20.50 euros. The term of the TIES Program is four years and participating employees may exercise the stock options granted on three different occasions during the four-year term. The exercise dates for the stock options were in January 2003, 2004 and 2005. No option was exercised on such dates because the market price of the shares was lower than the option price. The TIES Program ended in February 2005 and the beneficiaries were granted to the right to freely trade the shares they acquired over the course of the TIES Program.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

In accordance with our bylaws, we have two classes of capital stock authorized and outstanding, common shares (ações ordinárias) and preferred shares (ações preferenciais). Our common shares have full voting rights. Our preferred shares have voting rights only under limited circumstances. At December 31, 2004 and for at least the past three years, Telefónica Internacional owned 34.48% of our common shares and SP Telecomunicações, formerly Tele Brasil Sul Participações S.A. and a wholly owned subsidiary of Telefónica International, owned 50.23% of our common shares. Since Telefónica International owns 100% of the equity share capital of SP Telecomunicações, it has effective control over 84.71% of our outstanding common shares. Accordingly, Telefónica Internacional has the ability to control the election of our Board of Directors and to determine the direction of our strategy and corporate policies. Neither Telefónica Internacional nor SP Telecomunicações has any special voting rights beyond those ordinarily accompanying the ownership of our common or preferred shares.

The following tables set forth information relating to the ownership of common and preferred shares by SP Telecomunicações, its parent company Telefónica Internacional and our officers and directors. We are not aware of any other shareholder that beneficially owns more than 5% of our common shares.

Shareholder’s Name	Number of common shares owned (in thousands)	Percentage of outstanding common shares
SP Telecomunicações	83,038,517	50.23%
Telefónica Internacional	57,002,343	34.48%
All directors and executive officers as a group	201	—

Shareholder’s Name	Number of preferred shares owned (in thousands)	Percentage of outstanding preferred shares
SP Telecomunicações	23,983,414	7.31%
Telefónica Internacional	267,836,148	81.59%
All directors and executive officers as a group	189	—

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

Note 28 to our consolidated financial statements presents, in tabular format, more detailed financial information with respect to transactions and balances with related parties. We provide below a summary description of transactions with related parties.

We entered into a consulting service agreement, known as the Consulting Agreement, with Telefónica Internacional, on May 17, 1999, pursuant to which Telefónica Internacional provides advice regarding our management, operations and business. Under the Consulting Agreement, we paid Telefónica Internacional in 2000, for its consulting services, an amount equal to one percent of our 2000 net operating income. In 2001 and 2002 under the same agreement we paid one half of one per cent of our net operating income in each of 2001 and 2002, and since 2003 we have been paying Telefónica Internacional two-tenths of one percent of our net operating income per year.

In February 1999, we entered into a service agreement with Atento Brasil S.A, an indirect majority owned subsidiary of Telefónica S.A. (Telefónica controls 91.35% of Atento Brasil’s equity), for the provision of certain customer services, principally services related to our call center. Transactions under this service agreement with Atento Brasil involved approximately R$208 million in 2004.

In April 2001, we entered into a service agreement for the provision of administrative, accounting and other services with Telefônica Gestão de Serviços Compartilhados do Brasil Ltda, or T-Gestiona, an indirect wholly owned subsidiary of Telefónica. Transactions with T-Gestiona under this service agreement involved approximately R$79 million in 2004.

We also entered into certain agreements for the provision of telecommunications services to several of our affiliates, each under the indirect control of Telefónica, including Telefônica Empresas S.A., Atento Brasil S.A., Terra Networks Brasil S.A., T-Gestiona, Telefónica Publicidade e Informação Ltda., Emergia Brasil Ltda. and Grupo Brasilcel (Vivo) and others listed in Note 28 to our consolidated financial statements. Transactions pursuant to these various service agreements, in the aggregate, involved approximately R$332 million.

CVM Administrative Proceeding Relating to Agreement with Atento

There is a CVM administrative proceeding arising out of a certain service agreement with an affiliate of Telefônica Group, Atento Brasil S/A (“Atento”). The CVM initiated an administrative proceeding with respect to the execution of the service contract between Telesp and Atento (the “Atento Agreement”). On October 2, 2003, the CVM held that although the terms and conditions of the Atento Agreement were equivalent to those normally applied in agreements of the same nature and that are considered arms-length conditions, the Atento Agreement had not obtained the required approvals. The CVM, therefore, fined one of our current officers and three of our former officers each in the amount of R$75,000.00. The company disagreed with the CVM’s administrative resolution and filed an appeal to the Treasury Department’s Appeals Council for the National Finance System (Conselho de Recursos do Sistema Financeiro Nacional), which currently remains pending.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See Item 18 for our consolidated financial statements.

Legal Proceedings

We are party to legal proceedings incidental to the normal course of our business. The main categories of such proceedings include:

•	administrative and judicial litigation with Instituto Nacional da Seguridade Social, the National Institute of Social Security or INSS;

•	lawsuits brought by employees, former employees and trade unions relating to alleged infringements of labor rights;

•	administrative and judicial proceedings relating to tax payments; and

•	other civil suits, including litigation arising out of the breakup of Telebrás and events preceding the breakup.

Our policy with respect to provisioning for contingencies classifies the various legal proceedings to which we are party as “probable”, “possible” and “remote”. In general, 100% of the total claim value for legal proceedings classified as “probable” are provisioned. Senior management classifies each legal proceeding into one of these three categories (probable, possible and remote) based upon the advice of internal and external counsel and specialized technical advisors in charge of each matter. Due to the level of provisioning and based on its analysis of the individual cases, our management believes that no liabilities related to any legal proceedings will have a material effect on our financial condition or results of operations.

Litigation with INSS

We are defendants in several lawsuits filed by the INSS, in the federal courts of São Paulo, including:

•	Several legal proceedings for the collection of Seguro de Acidente de Trabalho (Workers Accident Insurance Compensation, or SAT) from January 1986 to June 1997 and charges of sole responsibility regarding the alleged failure to collect contributions which were not performed by certain contracted parties in the approximate amount of R$270.4 million. Based on a partially unfavorable court decision, our senior management decided to provision R$94.5 million relating to the portion of the total amount for which the likelihood of loss is considered probable. No provision was made as to the balance for which the likelihood of loss is considered possible.

•	Legal proceedings filed by third parties’ employees alleging joint and several liability; these employees claim welfare contributions in the approximate amount of R$98.0 million. No provision was made for this amount for which the likelihood of loss is considered possible.

•	Negotiations relating to certain amounts paid under our collective labor agreements, as a result of inflationary adjustments arising out of Planos Bresser and Verão, in the aggregate amount of R$125.5 million for which the likelihood of loss is considered possible. Based on jurisprudence and a court decision for a similar proceeding involving one of our affiliates, our senior management decided to provision R$86.7 million relating to the portion of the total amount for which the likelihood of loss is considered probable.

•	Administrative proceeding relating to joint and several liabilities for payment of 1993 welfare contributions. The amount at issue is approximately R$169.9 million. The likelihood of loss is considered possible and, accordingly, no provision was made for the entire amount.

•	Administrative proceedings with respect to fines of approximately R$162.0 million for the alleged improper distribution of dividends while the company supposedly was indebted to the INSS. The likelihood of loss resulting from these proceedings is considered possible and no provision has been made.

While we await the outcome of the foregoing lawsuits, we have pledged, for judicial attachment purposes, real property owned by us, and offered bank guarantees and cash deposits, in accordance with Brazilian legal procedures. If we prevail in the foregoing lawsuits, such attachments will be cancelled, guarantees released and deposits returned.

Labor Litigation

We are also a defendant in several legal proceedings filed by former employees and third parties’ employees (the latter alleging joint and several liability), who claim, among other things, deficient overtime payment, unequal compensation, retirement wage supplements, and health and security hazard compensation.

The following lawsuits are pending:

•

A claim by a labor union representing 9,000 of our employees (SINTETEL) relating to an obligation under a collective labor agreement between us and SINTETEL providing for the delivery of certain studies on the productivity of Telebrás. Despite the fact that this was an “obligation to perform” (as opposed to an “obligation to deliver”), SINTETEL demanded the payment of unpaid salary balances in the amount of 4%, since January 1995, which was allegedly due as productivity compensation. The lawsuit was declared groundless at the first two judicial levels, and an interim appeal filed by SINTETEL is pending judgment. We made no provisions for this lawsuit, as an unfavorable outcome is considered remote. We are unable to estimate the amount involved at this point.

•	A claim by a labor union representing the employees of CTBC (SINTETEL) relating to an obligation under a collective labor agreement between CTBC (which was merged into our company in November 1999) and SINTETEL providing for the delivery of certain studies on the productivity of Telebrás. Despite the fact that this was an “obligation to perform” (as opposed to an “obligation to deliver”), SINTETEL demanded the payment of unpaid salary balances in the amount of 4%, since January 1995, which was allegedly due as productivity compensation. The lawsuit was declared groundless at the first judicial level; however, the higher regional labor court reversed the decision. We have filed an appeal to the superior labor court. The amount in controversy is approximately R$87.7 million. We have made no provisions for this lawsuit because an unfavorable outcome is considered possible.

At December 31, 2004, the total cost of the labor lawsuits filed against us amounted to R$2.0 billion, of which R$271.8 million, corresponding to the aggregate amount of lawsuits in which an unfavorable outcome is deemed probable, were provisioned.

Litigation Relating to FINSOCIAL, COFINS, PASEP and PIS

•	Under a provision of Law 9,718/98, contributions to COFINS, PIS and Programa de Formação do Patrimônio do Servidor Público, or PASEP must be calculated on the basis of all revenues earned by a company (including revenues from investments, securitizations and monetary and exchange rate variations). This increased the revenue basis for calculating social contributions. However, based on the Brazilian federal constitution, we filed an action claiming that the provision under Law No. 9.718/98 was unconstitutional with respect to our PIS contributions through November 2002 and the same through February 2004 for COFINS. We obtained an injunction, whereby we are authorized not to pay the contributions in question based on any revenues other than those deriving from the sales of goods and services. Nevertheless, we have made, as of December 31, 2004, provisions totaling approximately R$233.7 million in case the injunction is invalidated.

•	Ceterp, which was merged into us on November 30, 2000, is contesting the applicability of certain taxes on telecommunications services based on constitutional grounds whereby no other tax (except for the ICMS and import and export taxes) can be applied to telecommunications services, including the IRPJ (Imposto de Renda da Pessoa Juídica, or the corporate income tax), the CSL, the PASEP and COFINS. The amounts that were charged but not paid by Ceterp were provisioned in the amount of approximately R$69 million. The outcome of this litigation is deemed probable.

Litigation Relating to ICMS

We are a named defendant in several ICMS proceedings pertaining to:

•	Cellular Activation Fees. On June 19, 1998, the treasury secretaries of each Brazilian state approved an agreement to interpret Brazilian tax law to expand the application of the ICMS to cover not only telecommunications services, but also other services, including cellular handset activation, which had not been previously subject to this tax. Pursuant to this new interpretation, the ICMS might be applied retroactively with respect to cellular activation fees charged during the five years preceding the tax assessment by the appropriate authority. On February 29, 2000, the treasury secretary of the State of São Paulo issued a tax assessment against us based on our alleged failure to pay the ICMS due in connection with cellular activation fees charged over the preceding five years. The state treasury considers us responsible for this payment based on certain Brazilian tax provisions and because we operated wireless telecommunications services through Telesp Celular until January 1998.

Based on the Brazilian federal constitution, we are of the opinion that (i) the treasury secretaries acted beyond the scope of their authority; (ii) their interpretation would subject certain services to taxation, which are not considered telecommunications services; and (iii) new taxes may not be applied retroactively.

There can be no assurance that we will prevail in our claim that the treasury secretary’s new interpretation of the ICMS tax is unconstitutional. The retroactive application of the ICMS tax to activation fees would give rise to a maximum liability estimated to be R$262.4 million. However, since our management and consultants have estimated that the probability of loss in connection with this case is remote, we have made no provision for these taxes.

•	International Long-Distance Services. The São Paulo state treasury secretary filed three administrative violation suits in order to collect amounts allegedly due as ICMS tax in connection with international long-distance services. The aggregate amount of the lawsuits is R$321.2 million. In connection with two of these suits, where we appear as main taxpayers and Embratel appears as a jointly and severally liable co-payer, our risk of loss is deemed possible. In connection with the other suit, where Embratel appears as the main taxpayer and we appear as a jointly and severally liable co-payer, our risk of loss is deemed remote. No amounts were provisioned with respect to any of these lawsuits.

Civil Claims

We have several civil contingencies in the total amount of R$1.9 billion, for which R$41.7 million was provisioned.

•	Telecommunications Community Plan Claims. There are four public civil actions filed by Associação de Defesa do Consumidor do Grande ABC, the Greater ABC Consumer Defense Association or PROTECON, and one public civil action filed by the Associação de Telefonia de Mogi das Cruzes, or the Telecommunications Association of Mogi das Cruzes, in connection with lawsuits filed in order to demand indemnification as a result of our failure to deliver shares as compensation for financial contributions made by subscribers under the “telecommunications community plan”, in the amount of approximately R$465.3 million. Prior to the Telebrás breakup, telecommunications network expansions were financed with contributions made by telephone subscribers under such plans, which also entitled them to receive a number of shares of each respective operating company, based on the amount of their contributions. Because the underlying probability of loss is classified as possible, no amounts have been provisioned in connection with these actions.

•	Monthly Subscription Fees. We are party to numerous individual and collective judicial proceedings instituted at various levels and sections of the judiciary challenging our monthly subscription fees. We have experienced favorable results in these proceedings, and note that the consumer claims have been followed closely as the results provide guidance persuasive to the business of all Brazilian telecommunications concessions. Because the underlying probability of loss is classified as remote, no amounts have been provisioned in connection with these actions.

•	Inclusion of PIS and COFINS in Service Rates. The federal district attorney’s office believes that the amounts collected by us as COFINS and PIS are being improperly included in the fixed telecommunications service rates, and therefore filed a public civil action in order to exclude those amounts from those charged to our customers and to demand that the amounts improperly charged be returned in double. There are other public civil actions based on the same claim, which when added to the one described above and other collective and individual lawsuits, amount to seven lawsuits. We have made no provisions for these lawsuits, as our risk of loss is deemed remote.

Regulatory and Antitrust Litigation

We are a defendant in each of the following administrative proceedings, which have been filed by long-distance service providers alleging anticompetitive practices:

•

We are accused of acting against competition though a “squeeze” in interconnection prices which result in an increase in the costs to our competitors. The claimants accuse us of charging our competitors higher long-distance interconnection fees than the interconnection fees we charge ourselves and subsidizing the fees we charge for our local and interregional services. This proceeding was filed with Anatel. However, the allegations are still being analyzed by the Conselho Administrativo de Defesa Econônica – CADE, which is the Brazilian government’s antitrust authority. We made no provisions for this claim because our risk of loss is deemed remote based on our review, as informed by our legal counsel’s assessment, and Anatel’s report, which recommends that the claim be dismissed.

•	We are accused of acting against competition through price discrimination based on claims that we charge our competitors higher fees for dedicated lines (EILD) than the fees we charge ourselves. This allegation is being analyzed by both Anatel and CADE. We are currently negotiating with Anatel a consent decree (Termo de Cessação de Conduta), which is an agreement pursuant to which we would commit to refrain from the practice of the actions challenged by this claim. If we are successful in our negotiations and enter in such agreement with Anatel, our risk of loss would be deemed remote. However, should we not be able to enter into such agreement with Anatel, we would have to dispute the allegations and our risk of loss would be deemed possible. We made no provisions for this claim because we believe that we will be successful in our negotiations with Anatel.

In addition to the two antitrust-related claims mentioned above, we are a defendant in the following proceedings:

•	Civil action filed by the federal district attorney’s office of the city of Marília, State of São Paulo, against Anatel and us questioning the validity of certain clauses of our concession agreement relating to the tariff adjustment mechanism, and requesting reimbursement of the balance between the amounts charged by us in 2001 and the amounts we would have charged if we had used the variation of a different price index in the adjustment of our fees. The lower court ruled in favor of the plaintiffs and determined that our fees be adjusted based on variations of the General Price Index (IGP-DI measured by Fundação Getúlio Vargas). We are appealing the lower court decision. We are unable to estimate how long the appeals process will take or our prospects for success. We have made no provisions for this claim because plaintiffs have not specified a sum certain for damages and the nature of the penalty that would be imposed similarly remains undetermined.

•	Civil action filed by the federal district attorney’s office of the city of Brasília, Federal District, against us and other STFC service providers seeking to replace the measure for variation of our fees. Specifically, the district attorney seeks to substitute the variation of the Consumer Price Index (IPCA, published by the Instituto Brasileiro de Georgrafia e Estatística) for variation of the General Price Index (IGP-DI published by Fundação Getúlio Vargas). A lower federal court issued an injunction mandating that we use the variation of the IPCA for the increase in our fees from 2003 until a final decision is taken by a higher court. We are appealing the lower court decision. We are unable to estimate how long the appeals process will take or our prospects for success. We have made no provisions for this claim because the lower court has not ruled on the merits of the claim.

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

Litigation Related to the Breakup of Telebrás

The legality of the breakup of Telebrás was challenged in numerous legal proceedings, some of which remain pending. Our management believes that the final outcome of these proceedings will not have a material adverse effect on our business or financial condition.

Other Proceedings

See “Item 7B—Related Party Transactions—CVM Administrative Proceeding Relating to Agreement with Atento.”

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

According to our bylaws, we are required to distribute as dividends in respect of each fiscal year ending on December 31, to the extent amounts are available, an aggregate amount equal to at least 25% of adjusted net income as a mandatory dividend. The annual dividend distributed to holders of our preferred shares is 10% higher than the dividend distributed to our common shareholders.

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

For the purposes of the Brazilian Corporate Law, net profits are defined as net income after income tax and social contribution for the fiscal year, net of any accumulated losses from prior fiscal years and any amounts allocated to beneficiary parties’, employees’ and management’s participation in a company’s profits and founders’ shares.

Under Brazilian Corporate Law, and in accordance with our bylaws, adjusted net income is an amount equal to our net income adjusted to reflect allocations to or from: (i) legal reserves, (ii) statutory reserves, and (iii) contingency reserves for anticipated losses, if any.

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

If the minimum dividend to be paid to the holders of preferred shares is not paid for the period set forth in our by-laws, which in no event shall be longer than three years, the holders of preferred shares will be entitled to full voting rights until such dividend is paid in full.

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

If a shareholder is not a resident of Brazil, he or she must register with the Central Bank of Brazil in order to be eligible to receive dividends, sales proceeds or other amounts with respect to his or her shares outside of Brazil. Our preferred shares underlying ADSs are held in Brazil by a Brazilian custodian, Banco Itaú S.A., as the agent for the depositary, which is the registered owner of our shares.

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

We declare and pay dividends and/or interest on shareholders’ equity as required by Brazilian Corporate Law and our bylaws. The declaration of annual dividends, including dividends in excess of the mandatory distribution, requires approval by the vote of the majority of the holders of common shares, and depends on many factors. These factors include our results of operations, financial condition, cash requirements, future prospects and other factors deemed relevant by shareholders. Our shareholders have historically acted on these matters based on recommendation of the Board of Directors. Within the context of tax planning, we may determine in the future that it is to our benefit to distribute interest on shareholders’ equity.

The following table sets forth the dividends or interest on shareholders’ equity paid to holders of our common and preferred shares since 2000 in reais.

	Description (Dividends or Interest on shareholders’ equity) (1)	Common Shares	Preferred Shares
Year		(per 1,000 shares/in R$)
2005	Div/Int	3.429109	3.772020
2004	Div/Int	5.632389	6.195627
2003	Div/Int	6.905139	7.595652

(1)	Interest on shareholders’ equity is net of withholding taxes.

Interim Dividends and Interest on Shareholders’ Equity

At our Board of Directors meetings held on April 7, 2004, October 5, 2004 and April 1, 2005, the distribution of interim dividends to our common and preferred shareholders in the amount of R$613,570,000, R$1,596,120,000 and R$1,500,000,000, respectively, was approved based on the cumulative profits from the applicable previous year. The payment of the dividends declared in 2004 started to take place on April 23, 2004 and October 29, 2004, respectively. Payment on the dividends declared in April 2005 start to take place on April 20, 2005.

Our Board of Directors also approved payments of interest on shareholders’ equity to our common and preferred shareholders in the amount of R$251.4 million and R$503.9 million net of withholding tax relating to fiscal year 2004. These payments of interest on shareholders’ equity started to take place on April 23, 2004 and October 29, 2004, respectively.

According to the sole paragraph of Article 28 of our bylaws, the interim dividends mentioned above will be charged to the mandatory minimum dividend for the year 2004, after the general ordinary shareholder’s meeting approves the financial statements for 2004.

According to Article 29 of our bylaws, the interest on shareholders’ equity mentioned above may be charged to the mandatory minimum dividends for 2004, after the general ordinary shareholder’s meeting approves the financial statements for 2004.

B.	Significant Changes

None.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

The trading market for our common and preferred shares is BOVESPA.

Our preferred shares began trading on BOVESPA, on September 21, 1998. Our preferred shares trade on BOVESPA under the symbol “TLPP4” and our common shares trade under the symbol “TLPP3.” At December 31, 2004, we had approximately 493.6 billion common and preferred shares held by approximately 2.7 million common and preferred shareholders. The following table sets forth the reported high and low closing sale prices for the preferred shares on BOVESPA, for the periods indicated.

	Prices per 1,000 preferred shares of the company
	High	Low
	(in nominal reais)
January 1, 2000 through March 31, 2000	64.49	37.28
April 1, 2000 through June 30, 2000	51.25	33.50
July 1, 2000 through September 30, 2000	34.45	27.15
October 1, 2000 through December 31, 2000	31.15	24.05
December 1, 2000 through December 31, 2000	28.89	24.60
January 1, 2001 through March 31, 2001	32.14	26.00
April 1, 2001 through June 30, 2001	31.50	25.85
July 1, 2001 through September 30, 2001	26.40	19.30
October 1, 2001 through December 31, 2001	32.80	21.51
January 1, 2002 through March 31, 2002	36.49	28.40
April 1, 2002 through June 30, 2002	35.69	31.49
July 1, 2002 through September 30, 2002	34.57	30.20
October 1, 2002 through December 31, 2002	38.01	30.10
January 1, 2003 through March 31, 2003	35.50	29.51
April 1, 2003 through June 30, 2003	34.97	30.50
July 1, 2003 through September 30, 2003	39.80	28.80
October 1, 2003 through December 31, 2003	47.00	36.35
January 1, 2004 through March 31, 2004	55.00	46.00
April 1, 2004 through June 30, 2004	49.25	38.50
July 1, 2004 through September 30, 2004	55.00	46.00
October 1, 2004 through December 31, 2004	51.20	44.89

In the United States, the preferred shares trade in the form of ADSs, each representing 1,000 preferred shares, issued by The Bank of New York, as depositary, pursuant to a Deposit Agreement, among us, the depositary and the registered holders and beneficial owners from time to time of ADSs. The ADSs commenced trading on the NYSE on November 16, 1998 under the symbol “TSP.” At December 31, 2004, there were approximately 217 institutional owners of ADSs (registered holders). The following table sets forth the reported high and low closing sales prices for ADSs on the NYSE for the periods indicated.

	U.S. dollars per ADS
	High	Low
January 1, 2000 through March 31, 2000	37.13	20.00
April 1, 2000 through June 30, 2000	30.00	18.50
July 1, 2000 through September 30, 2000	18.88	15.31
October 1, 2000 through December 31, 2000	16.94	12.06
December 1, 2000 through December 31, 2000	14.11	11.96
January 1, 2001 through March 31, 2001	16.25	12.41
April 1, 2001 through June 30, 2001	14.01	10.09
July 1, 2001 through September 30, 2001	11.26	7.58
October 1, 2001 through December 31, 2001	13.70	7.76
January 1, 2002 through March 31, 2002	15.30	11.50
April 1, 2002 through June 30, 2002	15.20	10.74
July 1, 2002 through September 30, 2002	11.80	7.80
October 1, 2002 through December 31, 2002	10.82	7.65
January 1, 2003 through March 31, 2003	10.49	8.16
April 1, 2003 through June 30, 2003	11.94	9.55
July 1, 2003 through September 30, 2003	13.68	9.35
October 1, 2003 through December 31, 2003	16.47	12.65
January 1, 2004 through March 31, 2004	19.25	15.75
April 1, 2004 through June 30, 2004	17.18	12.45
July 1, 2004 through September 30, 2004	18.78	15.20
October 1, 2004 through December 31, 2004	19.43	15.60

B.	Plan of Distribution

Not applicable.

C.	Markets

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

At December 31, 2004, the aggregate market capitalization of the 358 companies listed on BOVESPA was approximately US$340.9 billion. Although all the outstanding shares of an exchange-listed company may trade on a Brazilian stock exchange, in most cases less than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling entities or persons that rarely trade their shares. For this reason, data showing the total market capitalization of Brazilian stock exchanges tend to overstate the liquidity of the Brazilian equity securities market.

The Brazilian equity market is relatively small and illiquid compared to major world markets. In 2004, the combined monthly trading volumes on BOVESPA averaged approximately US$8.7 billion. In 2004, the ten most actively traded issues represented approximately 45.3% of the total trading in the cash market on BOVESPA. Trading on Brazilian stock exchanges by nonresidents of Brazil is subject to certain limitations under Brazilian foreign investment legislation.

The institution of a securities market maker was introduced in the Brazilian market through CVM Directive No. 384/2003 and São Paulo Stock Exchange Resolution No. 293/2003-CA. The market maker is a liquidity agent or specialist that guarantees minimum liquidity and price reference for specific assets, thus promoting the efficiency of the Brazilian capital markets. At the end of 2004, there were five market makers operating on BOVESPA.

Regulation of Brazilian Securities Markets

The Brazilian securities markets are regulated by the CVM, which has authority over stock exchanges and the securities markets generally, the CMN and the Central Bank, which has, among other powers, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions. The Brazilian securities market is governed by Law No. 6,385, as amended, known as the Brazilian Securities Law, and by the Brazilian Corporate Law.

Law No. 10,303 of December 31, 2001 amended the Brazilian Corporate Law and the Brazilian Securities Law. Consequently, some major modifications resulted for the businesses of the publicly traded companies. Among the changes, Law No. 10,303, along with Executive Order No. 8 and Decree No. 3.995, all dated as of October 31, 2001, established that the CVM would have the scope of its authority altered and expanded. Additionally, the CVM’s positioning in the regulatory hierarchy, as well as its autonomy, was modified. The modifications include changes in the proportions of common and preferred shares, new rules for the issuance of debentures, other parameters governing the exercise of the right of withdrawal, duties and powers of the members of the audit committee and the board of directors, and the ability of publicly traded companies to make publications available over the Internet. Also provided is the pooling agreement, the block voting system by which the shareholders agree during a prior meeting on the direction of the votes that will be cast at the general meetings. The purpose of this type of vote is to prevent any possible individual dissidents or interests from harming corporate interests.

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

Under the Brazilian Corporate Law, a company may be a listed company, a companhia aberta, as we are, or a non-listed company, a companhia fechada. All listed companies are registered with the CVM and are subject to reporting requirements. A company registered with the CVM may have its securities traded either on BOVESPA or on the Brazilian over-the-counter market. The shares of a listed company may also be traded privately, subject to certain limitations. In order to be listed on the BOVESPA, a company must apply for registration with the CVM and the stock exchange. Once the stock exchange lists a company and the CVM accepts its registration as a listed company, its securities may start to be traded.

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

Corporate Governance Practices

We are a sociedade anônima, a corporation incorporated under the laws of Brazil, and are subject to the corporate governance provisions of Brazilian Corporate Law. We comply with the regulatory requirements of the Brazilian Corporate Law regarding the independence of our Board of Directors, the establishment and composition of certain board committees and the adoption and disclosure of corporate governance guidelines.

We comply with several requirements of Brazilian and international laws in order to promote strong corporate governance, reduce investor uncertainties and enhance disclosure of material and other information.

With the approval of our Board of Directors, we concluded the implementation of several measures in 2004 designed to improve our transparency and disclosure practices. We believe these measures will benefit our shareholders, current and future investors as well as the marketplace in general. Among the measures we have implemented, we have:

•	developed a disclosure policy for material facts and corporate actions;

•	developed a policy for internal controls related to financial information;

•	created a Service Quality and Marketing committee;

•	created a Control and Audit committee;

•	created a Nominations, Compensation and Corporate Governance committee; and

•	developed and published a company Corporate Governance Report (Informe de Governança Corporativa) with information regarding the corporate governance principles we follow, our shareholder structure and characteristics, the composition and competence of administrative entities, the obligations and responsibilities of administrators and equity interests held by corporate officers and administrators.

As determined by the Brazilian Corporate Law, the aggregate annual compensation of senior management is approved by our shareholders at an annual shareholders meeting. The Nominations, Compensation and Corporate Governance Committee provides information and recommendations to the Board of Directors regarding the criteria for compensation.

Our internal rules relating to insider trading are determined in our charter for internal conduct. Senior management and members of our Board of Directors and any other employee exposed to sensitive information are subject to the restrictions imposed by such charter. In addition to the prohibition on trading of our shares by such individuals when in possession of insider information, the charter establishes blackout trading periods for those periods when insider information is available. As an example, the month before the formulation and approval of our annual income statements by our Board of Directors is considered a blackout period under the charter. In addition, the charter sets forth instructions for dealing with conflicts of interest and mandates disclosure of any such situation.

Principal Differences Between U.S. and Brazilian Corporate Governance Practices

On November 4, 2003, the SEC approved new corporate governance rules established by the NYSE. Pursuant to these rules, foreign private issuers that are listed on the NYSE, such as our company, must disclose any significant ways in which its corporate governance practices differ from those followed by U.S. companies under the listing rules of the NYSE.

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

Both the Brazilian Corporate Law and CVM establish rules in relation to certain qualification requirements and restrictions, investiture, compensation, duties and responsibilities of the companies’ executives and directors. We believe these rules provide adequate assurances that our directors are independent and such rules would permit us to have directors that would not otherwise pass the independence tests established by the NYSE.

Executive Sessions

According to the Brazilian Corporate Law, up to one-third of the members of the board of directors can be elected to executive positions. The remaining non-management directors are not expressly empowered to serve as a check on management, and there is no requirement that those directors meet regularly without management. Notwithstanding, our Board of Directors consists of eleven non-management directors, six of which are independent directors, and as such we believe we are in compliance with this standard.

Control and Audit Committee / Additional Requirements

Brazilian Corporate Law and our bylaws each require that we have a statutory Board of Auditors (Conselho Fiscal). See “Item 6(C)—Directors, Senior Management and Employees—Board Practices—Board of Auditors.” Our statutory Board of Auditors meets the requirements of the general exemption from the listing standards for audit committees set forth in Exchange Act Rule 10A-3(c)(3). See “Item 16D—Exemptions from the Listing Standards for Audit Committees.” Our statutory Board of Auditors is primarily charged with certain advisory, oversight and review functions with respect to the company’s financial statements. However, the statutory Board of Auditors, as required by Brazilian Corporate Law, has only an advisory role and does not participate in the management of the company. Indeed, decisions of the statutory Board of Auditors are not binding on the company under Brazilian Corporate Law. See “Item 6(C)—Directors, Senior Management and Employees—Board Practices—Board of Auditors.”

In addition to our statutory Board of Auditors, we have established a Control and Audit committee as a best corporate governance practice in order to comply with the requirements of the Sarbanes-Oxley Act as described in Item 6C. We anticipate that there will be some similar functions between the Control and Audit Committee and our statutory Board of Auditors.

Code of Business Conduct and Ethics

Although adoption of a code of ethics is not required by Brazilian Corporate Law, we are in the process of implementing a code of ethics regulating the conduct of our managers in connection with the registration and control of financial and accounting information and their access to privileged and non-public information and data in order to comply with the requirements of the Sarbanes-Oxley Act and NYSE rules. See “Item 16B—Code of Ethics.”

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

There are no provisions in our bylaws with respect to:

•	an officer’s power to vote on proposals in which the officer has a personal interest;

•	an officer’s power to vote on his own compensation, even in the absence of an independent quorum;

•	age limits for retirement of officers;

•	required shareholding to qualify as a manager (officer); or

•	anti-takeover mechanisms or other procedures designed to delay, defer or prevent changes in our control.

Brazilian Corporate Law requires ownership of shares in order for a person to qualify as a member of the board of directors (conselho de administração) of a corporation (sociedade por ações).

Issuance of commercial paper and incurrence of certain debt shall be preceded by approval from our Board of Directors, according to the provisions set forth in section 17 of our bylaws.

Our capital stock is comprised of preferred shares and common shares, all without par value. At December 31, 2004, there were 328,272,072,739 outstanding preferred shares and 165,320,206,602 outstanding common shares. Our share capital may be increased by resolution of the Board of Directors, up to the limit authorized by our bylaws. Any increase above the authorized capital must be approved by a general shareholders’ meeting.

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

The appointment of one member of our statutory Board of Auditors, including the alternate member, takes place at the annual ordinary general shareholders’ meeting, upon separate vote of the holders of preferred shares, for the position available at the Board of Auditors. The election of a member of the Board of Directors by preferred shareholders also occurs on a separate vote, with no participation of the controlling shareholder.

Brazilian Corporate Law provides that certain non-voting shares, such as our preferred shares, shall be entitled to voting rights in the event a corporation fails for three consecutive fiscal years to pay any fixed or minimum dividends to which non-voting shares are entitled. In this case, the voting rights of these shares shall extend until the date on which the payment of the accrued and unpaid dividend is made.

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

We have not entered into any material contract as of the date and term covered by this annual report.

D.	Exchange Controls

There are no restrictions on ownership of preferred shares or common shares by individuals or legal entities domiciled outside of Brazil.

The right to convert dividend or interest payments and proceeds from the sale of shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, that the relevant investments have been registered with the Central Bank and the CVM. The restrictions on the remittance of foreign capital abroad may hinder or prevent the custodian for the preferred shares represented by ADSs or holders of preferred shares from converting dividends, distributions or the proceeds from any sale of these preferred shares into U.S. dollars and remitting the U.S. dollars abroad. Holders of ADSs could be adversely affected by delays in, or refusal to grant any, required government approval to convert Brazilian currency payments on the preferred shares underlying the ADSs and to remit the proceeds abroad.

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

The following discussion contains a description of the material Brazilian and U.S. federal income tax consequences of the acquisition, ownership and disposition of preferred shares or ADSs by certain holders. This summary is based upon the tax laws of Brazil and the United States as in effect on the date of this annual report, which are subject to change, possibly with retroactive effect, and to differing interpretations. You should consult your own tax advisors as to the Brazilian, U.S. federal or other tax consequences of the acquisition, ownership and disposition of preferred shares or ADSs, including, in particular, the effect of any state, local or non-U.S., non-Brazilian tax laws.

Although there is presently no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty. No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect the U.S. holders of preferred shares or ADSs.

Brazilian Tax Considerations

The following discussion mainly summarizes the principal Brazilian tax consequences of the acquisition, ownership and disposition of preferred shares or ADSs by a U.S. holder not deemed to be domiciled in Brazil for Brazilian tax purposes (a “U.S. holder”). This discussion does not address all the Brazilian tax considerations that may be applicable to any particular non-Brazilian holder, and each non-Brazilian holder should consult its own tax advisor about the Brazilian tax consequences of investing in preferred shares or ADSs.

Taxation of Dividends

Dividends paid by us in cash or in kind from profits generated on or after January 1, 1996 (i) to the depositary in respect of preferred shares underlying ADSs or (ii) to a U.S. holder or non-Brazilian holder in respect of preferred shares will generally not be subject to Brazilian withholding tax. We do not have any undistributed profits generated before January 1, 1996.

Distributions of Interest on Capital

Brazilian corporations may make payments to shareholders characterized as interest on capital as an alternative form of making dividend distributions. The rate of interest may not be higher than the federal government’s long-term interest rate, or the TJLP, as determined by the Central Bank from time to time (10% per annum for the three month period beginning January 2004). The total amount distributed as interest on capital may not exceed the greater of (i) 50% of net income (before taking the distribution and any deductions for income taxes into account) for the year in respect of which the payment is made or (ii) 50% of retained earnings for the year prior to the year in respect of which the payment is made. Payments of interest on capital are decided by the shareholders on the basis of recommendations of the company’s board of directors.

Distributions of interest on capital paid to Brazilian and non-Brazilian holders of preferred shares, including payments to the depositary in respect of preferred shares underlying ADSs, are deductible by us for Brazilian corporate income tax purposes. These payments to U.S. holders or non-Brazilian holders are subject to Brazilian withholding tax at the rate of 15%. If the recipient of the payment is domiciled in a tax haven jurisdiction (i.e., a country that does not impose any income tax or that imposes tax at a rate of less than 20%), the rate will be 25%.

No assurance can be given that our Board of Directors will not recommend that future distributions of profits will be made by means of interest on capital instead of by means of dividends.

Amounts paid as interest on capital (net of applicable withholding tax) may be treated as payments in respect of the dividends we are obligated to distribute to our shareholders in accordance with our by-laws (estatuto social) and Brazilian Corporate Law. Distributions of interest on capital in respect of the preferred shares, including distributions to the depositary in respect of preferred shares underlying ADSs, may be converted into U.S. dollars and remitted outside of Brazil, subject to applicable exchange controls.

Taxation of Gains

Gains realized outside Brazil by a U.S. holder or a non-Brazilian holder on the disposition of property located in Brazil, including preferred shares, to another U.S. holder or non-Brazilian holder are subject to Brazilian tax, as of February 2004. In this case, gains would be subject to a 15% withholding tax rate, except if the beneficiary is located in a low-tax jurisdiction, as defined by Brazilian law, in which case the applicable rate would be 25%.

Our understanding is that ADSs do not qualify as property located in Brazil and, therefore, are not subject to Brazilian taxes upon disposition to other non-Brazilian or U.S. holders. Insofar as the regulatory norm referred to in Article 26 is recent and generic and has not been tested through the administrative or judicial courts, we are unable to evaluate what the final ruling on the matter will be.

Gains realized by a U.S. holder or a non-Brazilian holder on dispositions of preferred shares in Brazil or in transactions with Brazilian residents may be free of Brazilian tax, taxed at a rate of 25% or taxed at a rate of 15%, depending on the circumstances.

•	Gains on the disposition of preferred shares obtained upon cancellation of ADSs are not taxed in Brazil if the disposition is made and the proceeds are remitted abroad within five business days after cancellation, unless the investor is a resident of a jurisdiction that, under Brazilian law, is deemed to be a tax haven.

•	Gains realized on preferred shares through transactions with Brazilian residents or through transactions in Brazil off of the Brazilian stock exchanges are generally subject to tax at a rate of 15%.

•	Gains realized on preferred shares through transactions on Brazilian stock exchanges are generally subject to tax at a rate of 15%, as of January 2005, unless the investor is entitled to tax-free treatment for the transaction under Resolution 2,689 of the National Monetary Council Regulations, described immediately below.

Resolution 2,689, which as of March 31, 2000 superseded the Annex IV Regulations that previously provided tax benefits to foreign investors, extends favorable tax treatment to a U.S. holder or non-Brazilian holder of preferred shares who has (i) appointed a representative in Brazil with power to take action relating to the investment in preferred shares, (ii) registered as a foreign investor with the CVM and (iii) registered its investment in preferred shares with the Central Bank. Under Resolution 2,689 securities held by foreign investors must be maintained under the custody of, or in deposit accounts with, financial institutions duly authorized by the Central Bank and the CVM. In addition, the trading of securities is restricted under Resolution 2,689 to transactions on Brazilian stock exchanges or qualified over-the-counter markets. The preferential treatment generally afforded under Resolution 2,689 and afforded to investors in ADSs is not available to residents of tax havens. All preferred shares underlying ADSs qualify under Resolution 2,689.

There can be no assurance that the current preferential treatment for U.S. holders and non-Brazilian holders of ADSs and U.S. holders and non-Brazilian holders of preferred shares under Resolution 2,689 will be maintained.

Gain on the disposition of preferred shares is measured by the difference between the amount in Brazilian currency realized on the sale or exchange and the acquisition cost of the shares sold, measured in Brazilian currency, without any correction for inflation. Although there is controversy surrounding this issue, there are arguments to sustain the position that the acquisition cost of shares registered as an investment with the Central Bank is calculated on the basis of the foreign currency amount registered with the Central Bank. See “—Registered Capital.”

Gains realized by a U.S. holder and non-Brazilian holder upon the redemption of preferred shares will be treated as gains from the disposition of such preferred shares to a Brazilian resident occurring off of a stock exchange and will accordingly be subject to tax at a rate of 15%. In case the non-Brazilian holder is domiciled in a tax haven jurisdiction, the applicable rate would be 25%.

As of January 1, 2005, the purchase price of preferred shares sold on the Brazilian stock exchange is subject to withholding tax at a rate of 0.005%, except in the case of non-Brazilian holders that invest through Resolution No. 2,689. This tax may be offset against the 15% income tax due on the gains realized upon the sale of the shares.

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

The deposit of preferred shares in exchange for the ADSs is not subject to Brazilian income tax if the preferred shares are registered under Resolution 2,689 and the respective holder is not in a tax haven jurisdiction. If the preferred shares are not so registered or the holder is in a tax haven jurisdiction, the deposit of preferred shares in exchange for ADSs may be subject to Brazilian capital gains tax at a rate of 15%.

The withdrawal of preferred shares in exchange for ADSs is not subject to Brazilian tax. On receipt of the underlying preferred shares, a U.S. holder or non-Brazilian holder entitled to benefits under Resolution 2,689 will be entitled to register the U.S. dollar value of such shares with the Central Bank as described above, under “—Registered Capital.” If a U.S. holder or non-Brazilian holder does not qualify under Resolution 2,689, he will be subject to the less favorable tax treatment described above in respect of exchanges of preferred shares. Brazil’s tax treaties do not grant relief from taxes on gains realized on sales or exchanges of preferred shares.

Beneficiaries Residing or Domiciled in Tax Havens or Low Tax Jurisdictions

Law No. 9,779, dated as of January 19, 1999, states that, with the exception of limited circumstances, any income derived from operations by a beneficiary that resides or is domiciled in a country considered to be a tax haven is subject to income tax to be withheld by the source at a rate of 25%. Accordingly, if the distribution of interest attributed to shareholders’ equity is made to a beneficiary residing or domiciled in a tax haven, the applicable income tax will be at a rate of 25% instead of 15%. The increased rate also applies for capital gains paid to residents of low-tax jurisdictions as of February 2004.

In accordance with Law No. 9,959, non-Brazilian holders of ADSs or preferred shares who are residents of tax havens have been excluded from the tax incentives granted to holders of ADSs and investors under Resolution No. 2,689 since January 1, 2000 and are subject to the same tax treatment applicable to holders that are residents of or domiciled in Brazil.

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

A financial transaction tax, or the IOF tax, may be imposed on a variety of transactions, including the conversion of Brazilian currency into foreign currency (e.g., for purposes of paying dividends and interest). The IOF tax rate on such conversions is currently 0%, but the Minister of Finance has the legal power to increase the rate to a maximum of 25%. Any increase will be applicable only prospectively.

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

In addition to the IOF tax, a second, temporary tax that applies to the removal of funds from accounts at banks and other financial institutions, the CPMF tax, will be imposed on distributions in respect of ADSs at the time these distributions are converted into U.S. dollars and remitted abroad by the Custodian. The CPMF tax is due to expire on December 31, 2007. It is currently imposed at a rate of 0.38%. Transactions conducted through the Brazilian stock exchanges in current accounts specified for stock exchange transactions have been exempt from the CPMF tax since July 13, 2002. Additionally, as of August 2004, Brazilian holders may elect to make investments through a special investment account, which is exempt from CPMF. In this case, the tax only applies upon the transfer of funds from the banking account to the investment account. Once deposited in this account, funds may be withdrawn without the CPMF. However, funds deposited in the investment account must only be used for investments.

U.S. Federal Income Tax Considerations

The following discussion is a summary of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our preferred shares or our ADSs by U.S. Holders, as defined below. This summary is based on the Internal Revenue Code of 1986, as amended (referred to herein as the “Code”), final, temporary and proposed Treasury regulations, administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”) and judicial decisions, all as currently in effect and all of which are subject to change (possibly with retroactive effect), and to different interpretations. It is also based in part on representations by the depositary and assumes that each obligation under the Deposit Agreement and any related agreement will be performed in accordance with its terms. This discussion deals only with preferred shares and ADSs held as capital assets (generally, for investment purposes). It does not discuss all of the tax consequences that may be relevant to a U.S. Holder in light of the U.S. Holder’s particular circumstances or to U.S. Holders subject to special rules, such as financial institutions, insurance companies, tax-exempt entities, dealers in securities or foreign currencies, partnerships and other pass-through entities, investors liable for the alternative minimum tax, persons who hold preferred shares or ADSs as part of an integrated investment (including a hedge, straddle or conversion transaction) comprised of a preferred share or ADS and one or more other positions for tax purposes, persons whose functional currency is not the U.S. dollar or persons who actually or constructively own (directly or indirectly) 10% or more of our voting stock or persons who acquired preferred shares or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation. Holders of preferred shares or ADSs should consult their own tax advisors with regard to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

As used herein, the term “U.S. Holder” means a beneficial owner of preferred shares or ADSs that is, for U.S. federal income tax purposes, (1) a citizen or individual resident of the United States, (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the United States or of any political subdivision thereof or (3) an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source. The U.S. federal income tax treatment of a partner in a partnership that holds our preferred shares or ADSs will depend on the status of the partner and the activities of the partnership. Partners in such partnerships should consult their own tax advisors.

THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS INTENDED FOR GENERAL INFORMATION PURPOSES ONLY. PROSPECTIVE PURCHASERS OF PREFERRED SHARES OR ADSs ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISORS WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING OR DISPOSING OF PREFERRED SHARES OR ADSs, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL, NON-U.S. AND OTHER TAX LAWS AND POSSIBLE CHANGES IN TAX LAWS.

General

In general, for U.S. federal income tax purposes, holders of American depositary receipts evidencing ADSs will be treated as the beneficial owners of the preferred shares represented by those ADSs. Deposits and withdrawals of preferred shares in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

The U.S. Treasury Department has expressed concerns that parties to whom depositary shares such as the ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. Holders of the ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the analysis of the creditability of Brazilian taxes and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below, could be affected by future actions taken by the U.S. Treasury.

Taxation of Dividends

Distributions made by us of cash or property (including distributions of interest on capital) generally will constitute a taxable dividend to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. The full amount of any dividend paid in respect of our preferred shares or ADSs (including the amount of Brazilian withholding taxes imposed on such dividend) will be included in the gross income of a U.S. Holder, as ordinary income from sources outside the United States, at the time that the dividend is received by the U.S. Holder, in the case of our preferred shares, or by the depositary, in the case of ADSs. If a distribution made by us exceeds our current and accumulated earnings and profits, as determined under U.S. federal income tax principles, such excess will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s adjusted tax basis in our preferred shares or ADSs, and thereafter as capital gain.

The amount of any dividend paid in reais generally will be measured by reference to the spot rate for converting reais into U.S. dollars in effect on the date that the dividend is received by the U.S. Holder, in the case of our preferred shares, or by the depositary, in the case of ADSs. A U.S. Holder may recognize foreign currency gain or loss, which would be treated as ordinary gain or loss, upon a subsequent conversion of reais into U.S. dollars. U.S. Holders should consult their own tax advisors regarding the calculation and U.S. federal income tax treatment of foreign currency gain or loss. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution. Dividends paid by us will not be eligible for the dividends received deduction allowed to corporations under the Code. The amount of a dividend will include any amounts withheld by us or our paying agent in respect of Brazilian taxes. Dividends paid by us will be treated as foreign source dividend income to you and will not be eligible for the dividends received deduction generally allowed to U.S. corporations under the Code.

Subject to certain exceptions for short-term and hedged positions, and subject to the discussion above regarding concerns expressed by the U.S. Treasury, the U.S. dollar amount of dividends received by an individual prior to January 1, 2009 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends represent “qualified dividend income.” Dividends paid on the ADSs will be treated as qualified dividend income if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a passive foreign investment company (“PFIC”), foreign personal holding company (“FPHC”) or foreign investment company (“FIC”). The ADSs are listed on the New York Stock Exchange, and may qualify as readily tradable on an established securities market in the United States so long as they are so listed. However, no assurances can be given that the ADSs will be or remain readily tradable.

Based on existing guidance, it is not entirely clear whether dividends received with respect to the preferred shares will be treated as qualified dividends, because the preferred shares are not themselves listed on a United States exchange. In addition, the United States Treasury Department has announced its intention to promulgate rules pursuant to which holders of ADSs or preferred stock and intermediaries though whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, we are not certain that we will be able to comply with them. U.S. Holders of ADSs and preferred shares should consult their own tax advisors regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

Subject to certain limitations and restrictions, and subject to the discussion above regarding concerns expressed by the U.S. Treasury, a U.S. Holder will be entitled to a foreign tax credit against its U.S. federal income tax liability, or a deduction in computing its U.S. federal taxable income, for Brazilian income taxes withheld by us. The limitation on foreign taxes eligible for credit is determined separately with respect to specific classes of income. For this purpose, dividends paid by us with respect to our preferred shares or ADSs will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” from sources outside the United States. The rules relating to the calculation of foreign tax credits and the applicable limitations are complex. U.S. Holders should consult their own advisors concerning the implications of the foreign tax credit rules in light of their particular circumstances.

Taxation of Capital Gains or Losses

Upon a sale or other taxable disposition of preferred shares or ADSs, a U.S. Holder will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount realized on the sale or other taxable disposition and the U.S. Holder’s adjusted tax basis in the preferred shares or ADSs. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder’s holding period in the preferred shares or ADSs exceeds one year at the time of the sale or other taxable disposition. Certain U.S. Holders (including individuals) may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. The deductibility of capital losses is subject to limitations under the Code.

Gain or loss derived from the sale or other disposition of our preferred shares or ADSs generally will be treated as U.S. source income or loss for foreign tax credit purposes. Consequently, if a Brazilian withholding tax is imposed on the sale or disposition of preferred shares or ADSs, and a U.S. Holder does not receive significant foreign source income from other sources, such U.S. Holder may not be able to derive effective U.S. foreign tax credit benefits in respect of such Brazilian withholding tax. If a Brazilian tax is withheld on the sale or disposition of preferred shares or ADSs, a U.S. Holder’s amount realized will include the gross amount of the proceeds of such sale or disposition before deduction of the Brazilian tax. See “—Brazilian Tax Considerations—Taxation of Gains” for a description of when a disposition may be subject to taxation by Brazil.

Passive Foreign Investment Company Rules

We believe that we will not be considered a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes. However, because the determination of whether the preferred shares or ADSs constitute shares of a PFIC will be based upon the composition of our income and assets, and entities in which we hold a 25% interest, from time to time, there can be no assurance that the preferred shares or ADSs will not be considered shares of a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which a U.S. Holder held a preferred share or ADS, certain adverse consequences could apply to the U.S. Holder, including the imposition of higher amounts of tax than would otherwise apply to a U.S. Holder and additional tax form filing requirements. U.S. Holders are urged to consult their tax advisors regarding the consequences to them if we were considered to be a PFIC, as well as the availability and advisability of making an election to avoid the adverse United States federal income tax consequences of PFIC status should we be classified as a PFIC for any taxable year. Moreover, dividends on our ADSs would no longer be “qualified dividend income” subject to preferential rates of U.S. federal income tax, as described above. Based on our operations and business plans, we do not believe that we are currently a PFIC and do not expect to become a PFIC in the foreseeable future.

Information Reporting and Backup Withholding

Payment of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding unless (i) you are a corporation or other exempt recipient or (ii) in the case of backup withholding, you provide a correct taxpayer identification number and certify that you are not subject to backup withholding. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against such U.S. Holder’s U.S. federal income tax liability, if any, and may entitle such U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

U.S. HOLDERS AND PROSPECTIVE PURCHASERS OF OUR PREFERRED SHARES OR ADSs SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE BRAZILIAN, U.S. FEDERAL, STATE, LOCAL AND OTHER TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR PREFERRED SHARES OR ADSs BASED UPON THEIR PARTICULAR CIRCUMSTANCES.

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

Book and market values of financial instruments as of December 31 were as follows:

	Consolidated 2004		Consolidated 2003
	Book Value	Market Value	Book Value	Market Value
	(in thousands of reais)
Loans and financing	(2,756,243)	(2,783,035)	(2,977,149)	(3,006,402)
Derivatives	(235,918)	(124,457)	(359,482)	(178,393)
Cash and cash equivalents	238,577	238,577	214,932	214,932
Portugal Telecom – direct/ indirect interest through Aliança Atlântica	146,329	351,079	146,939	310,515

Total	(2,607,255)	(2,317,836)	(2,974,760)	(2,659,348)

We have investments carried under both the cost and equity methods. The net assets of our subsidiary, Aliança Atlântica, are represented principally by an equity interest of 0.46% in Portugal Telecom.

We have a direct interest of 0.69% (0.64% as at December 31, 2003) and an indirect interest of 0.23% (0.21% as at December 31, 2003) in Portugal Telecom, carried at cost. The investment, at market value, is based on the last quotation of December 2004 on the Lisbon Stock Exchange for Portugal Telecom, equivalent to 9.10 euros (7.98 euros in December 2003).

	Consolidated 2004		Consolidated 2003
	Book Value	Market Value	Book Value	Market Value
	(in thousands of reais)
Portugal Telecom - direct interest	75,362	263,309	75,362	232,886
Portugal Telecom - indirect interest through Aliança Atlântica	70,967	87,770	71,577	77,629

Total	146,329	351,079	146,939	310,515

The principal market risk factors that affect our business are detailed below:

a)	Exchange rate risk

This risk arises from the possibility that we may incur losses due to exchange rate fluctuations, which would increase the balances of loans and financing denominated in foreign currency and the related financial expenses. In order to reduce this risk, we enter into hedge contracts (swaps) with financial institutions.

Our indebtedness and results of operations are significantly affected by foreign exchange rate risk. As of December 31, 2004, 44.60% of our debt was denominated in foreign currency (U.S. dollar, Canadian dollar and Japanese yen); virtually all of our foreign currency debt was hedged by asset positions in currency transactions (swaps for Certificate for Interbank Deposits—CDI; CDI is an index based upon the average rate per cost of loans negotiated among the banks within Brazil). Gains or losses on these operations are recorded in income. In 2004, these transactions generated a net loss of R$298.862 (consolidated). We have recorded a liability of R$235.918 as of December 31, 2004 to reflect the unrealized loss on derivatives.

The book value and market value of our net excess (exposure) to the exchange rate risk as of December 31, 2004 and 2003 are as follows:

	Consolidated
	2004		2003
	Book Value	Market Value	Book Value	Market Value
	(in thousands of reais)
Liabilities
Loans and financing	1,228,566	1,237,400	2,945,795	2,975,048
Purchase commitments	42,986	42,986	40,846	40,846

Asset position on swaps	1,253,415	1,270,788	2,983,462	3,020,168

Net excess (exposure)	(18,137)	(9,598)	(3,179)	4,274

The valuation method used to calculate the market value of loans, financing and hedge instruments (foreign exchange swaps) was the discounted cash flow method, considering settlement or realization expectations of liabilities and assets, at market rates prevailing on the balance sheet date. In addition, in the table above, the value of the loans together with financing from DEG – Deutsche Investitions (DEG, a member of KfW banking group, is a European development finance institution for long-term project and company financing) for our subsidiary Santo Genovese Participaçõoes Ltda. (Atrium Telecomunicações Ltda.) reflect such entity’s accounting as of November 2004 as a result of consolidation. As of

November 30, 2004, Santo Genovese (Atrium) did not fully hedge exchange rate risk with derivatives transactions. In December 2004, Santo Genovese (Atrium), in accordance with the requirements of Telefônica Group, entered into derivative transactions with respect to 100% of its liabilities denominated in foreign currencies.

b)	Interest rate risk

This risk arises from the possibility that we may incur losses due to internal and external interest rate fluctuations affecting our results.

As of December 31, 2004, we had R$1,228,566 (R$2,945,795 as of December 31, 2003) of loans and financing in foreign currency, of which R$562,980 (R$1,950,577 as of December 31, 2003) was at fixed interest rates and R$665,586 (R$995,218 as of December 31, 2003) was at variable interest rates (LIBOR). In order to hedge against the exchange risk on these foreign currency debts, we have hedged transactions in order to peg these debts to local currency, at floating rates indexed to the CDI, in a way that our financial result is affected by the CDI. To protect against part of this risk, we have entered into “swap” transactions (swaps for CDI) which, as of December 31, 2004, were valued at R$665,459 (the balance of the assets in CDI). In addition, we invest our excess cash (temporary cash investments) of R$238,577 (R$214,932 as of December 31, 2003), mainly in short-term instruments, based on the CDI variation, which reduces this risk. The book values of these instruments approximate market values, since they may be redeemed in the short term.

We have a hedge against external variable interest rate risks on the financing obtained from JBIC – Japan Bank for International Cooperation. We continue to monitor market rates in order to evaluate the need to contract other derivatives to hedge against the volatility risk of external variable rates on the remaining balance.

A hypothetical, instantaneous, and unfavorable change of 10% in the interest rates applicable to our financial assets and liabilities in 2004 would cause us a potential loss in earnings of approximately R$220.7 million for the period of time of one year. The above sensitivity analysis is based on the assumption of an unfavorable 10% variation of the interest rates applicable to each homogeneous category of financial assets and liabilities and sustained over a period of one year. A homogenous category is defined according to the currency in which financial assets and liabilities are denominates and assumes the same interest rate variation within each homogeneous category (e.g., reais). As a result, our interest rate risk sensitivity model may overstate the impact of interest rate fluctuation for such financial instruments, since consistently unfavorable variations of all interest rates are an unlikely event.

Another risk to which we are exposed is the mismatch of monetary restatement indices for our debt and for accounts receivable. Telephone tariff adjustments do not necessarily follow increases in local interest rates, which affect our indebtedness.

c)	Debt acceleration risk

As of December 31, 2004, certain of our loan and financing agreements contain restrictive clauses (covenants), typically included in such agreements, relating to cash generation, debt ratios and other restrictions. We have complied with these restrictive clauses in full, and such covenants do not restrict our ability to conduct our ordinary course of business.

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

As of December 31, 2004, our customer portfolio had no subscribers whose receivables were individually higher than 1% of the total accounts receivable from services.

We are also subject to credit risk related to temporary cash investments and receivables from swap transactions. We reduce this exposure by diversifying it among first line financial institutions.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

As of December 31, 2004, we were not in default under any of our obligations and there were no dividend arrearages or delinquencies.

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

Our Chief Executive Officer, or CEO, and Chief Financial Officer (our Vice-President of Administration and Finance), or CFO, are responsible for establishing and maintaining our disclosure controls and procedures. These controls and procedures were designed to ensure that information relating to us required to be disclosed in the reports that we file under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We evaluated these disclosures controls and procedures under the supervision of our CEO and CFO as of December 31, 2004. Based on this evaluation, our CEO and CFO concluded that our disclosure controls and procedures were adequate and effective and designed to ensure that material information relating to us and our consolidated subsidiaries would be made known to them by others within those entities.

Our internal audit department periodically evaluates our internal controls for the main cycles, documenting by flow charts the processes used in each cycle, identifying opportunities and suggesting improvements for the existing control mechanisms. There was no change in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our Control and Audit Committee is comprised of a minimum of three and a maximum of five non-executive directors. See “Item 6(C)—Directors, Senior Management and Employees—Board Practices—Committees—Control and Audit Committee.” Our Board of Directors has designated Luis Bastida Ibarguen, an independent member of our Board of Directors under Brazilian rules and a member of our Control and Audit Committee, as the company’s “audit committee financial expert”, as such term is defined by the SEC. We anticipate that there will be some similar functions between the Control and Audit Committee and our statutory Board of Auditors (Conselho Fiscal), the latter of which meets the requirements of the general exemption from the listing standards for audit committees set forth in Exchange Act Rule 10A-3(c)(3). See “Item 16D—Exemptions from the Listing Standards for Audit Committees.”

ITEM 16B.	CODE OF ETHICS

Our Control and Audit Committee has approved a code of ethics (Normativa de Conduta para Financeiros da Telesp S/A). We expect our Board of Directors to act on the Control and Audit Committee’s recommendation and approve and implement a code of ethics in 2005. The code of ethics will regulate the conduct of our managers in connection with the registration and control of financial and accounting information and their access to privileged and non-public information and data, in order to comply with the requirements of the Sarbanes-Oxley Act and NYSE rules. Our code of ethics will follow the code of our parent company, Telefônica S.A. We expect to make any adjustments that may be necessary under the Brazilian Corporate Law or our bylaws, and approve the code in the near future. The code of ethics will apply to our Chief Executive Officer, Chief Financial Officer, Chief Operating Officer (which we refer to as our General Executive Officer), our Vice-Presidents and corresponding foregoing positions at our subsidiaries, as well as to our executives in the areas for financial, management and internal controls. The code will apply generally to all those with responsibilities similar to those listed above.

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

Deloitte Touche Tohmatsu Auditores Independentes (“Deloitte”) acted as our independent auditor for the fiscal years ended December 31, 2004, 2003 and 2002. The chart below sets forth the total amount billed to us by Deloitte for services performed in the years 2004 and 2003, and breaks down these amounts by category of service:

	Total Fees
	2004	2003
	(in thousands of reais)
Audit Fees	1,059	751
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Services	3	—
Total	1,062	751

Audit Fees

Audit fees are fees billed for the audit of our annual consolidated financial statements prepared for purposes of fillings with the CVM and the SEC and for the reviews of our quarterly financial statements submitted on Form 6-K.

Audit-Related Fees

Not applicable.

Tax Fees

Not applicable.

All Other Fees

Not applicable.

Pre-Approval Policies and Procedures

Our Control and Audit committee evaluates the results of all audit and audit-related services provided by Deloitte. However, our Control and Audit committee does not currently have the authority to approve such services or any other services provided by Deloitte that are not specifically included within the scope of the audit. Our Board of Directors, with advice from the Control and Audit Committee, is responsible for authorizing the audit services provided by Deloitte Touche Tohmatsu Auditores Independentes. Non-audit services may be approved by members of our executive committee in accordance with the terms and conditions set forth in the engagement policies established by Telefônica Group.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Brazilian Corporate Law requires that we have a statutory Board of Auditors (Conselho Fiscal). Our statutory Board of Auditors meets the requirements of the general exemption set forth in Exchange Act Rule 10A-3(c)(3). See “Item 6(C)—Directors, Senior Management and Employees—Board Practices—Board of Auditors.” Our statutory Board of Auditors is primarily charged with certain advisory, oversight and review functions with respect to the company’s financial statements, however, the statutory Board of Auditors, as required by Brazilian Corporate Law, has only an advisory role and does not participate in the management of the company. Indeed, decisions of the statutory Board of Auditors are not binding on the company under Brazilian Corporate Law. Our Board of Directors, under Brazilian Corporate Law, is the only entity with the legal capacity to appoint and retain any independent registered public accounting firm, and decide the budget appropriation with respect to such auditors.

Since Brazilian Corporate Law does not specifically grant our statutory Board of Auditors the power to establish receipt, retention and complaint procedures regarding accounting, internal control and audit matters, or create policies for the confidential, anonymous treatment of employee concerns regarding accounting or auditing matters, we have established a Control and Audit Committee as a best corporate governance practice to address these various issues. See “Item 6(C)—Directors, Senior Management and Employees—Board Practices—Committees—Control and Audit Committee.”

We do not believe that our use of a board of statutory auditors (conselho fiscal) in accordance with Brazilian Corporate Law, as opposed to the provisions set forth in Exchange Act Rule 10A-3(b), materially adversely affects the ability of the conselho fiscal to act independently, satisfy the other applicable requirements of Exchange Act Rule 10A-3 or to fulfill its fiduciary and other obligations under Brazilian law.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this Item.

ITEM 18.	FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-69.

ITEM 19.	EXHIBITS

Exhibit Number	Description

1.1	Bylaws of Telecomunicações de São Paulo S.A.—Telesp, as amended (unofficial English translation)***

2.(a)	Deposit Agreement dated as of July 27, 1998 among Telesp Participações S.A., The Bank of New York, as Depositary, and Owners and Beneficial Owners of American Depositary Receipts issued thereunder*

4.(a)1	Consulting Services Agreement dated May 17, 1999 (Portuguese original)* *

4.(a)2	Consulting Services Agreement dated May 17, 1999 (English version)* *

8.1	List of Subsidiaries (See “Item 4.C—Organizational Structure”)

12.1	Section 906 Certification of the Chief Executive Officer***

12.2	Section 906 Certification of the Chief Financial Officer***

13.1	Section 302 Certification of the Chief Executive Officer***

13.2	Section 302 Certification of the Chief Financial Officer***

*	Incorporated by reference to our predecessor holding company’s, Telesp Participações S.A., registration statement on Form F-6 (No. 333-9474) filed with the Commission on September 30, 1998.

**	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2000 filed with the Commission on June 29, 2001.

***	Filed herewith.

GLOSSARY OF TELECOMMUNICATIONS TERMS

The following explanations are not intended as technical definitions, but to assist the reader in understanding certain terms as used in this annual report.

ADSL: Asymmetric digital subscriber line. ADSL technology allows more data to be sent over existing copper telephone lines.

Analog: A mode of transmission or switching which is not digital, e.g., the representation of voice, video or other modulated electrical audio signals which are not in digital form.

BLEC: Building local exchange carrier. A BLEC is a service provider that delivers telecommunication services within a specific building. BLECs aggregate traffic at the particular site and employ a single broadband connection for local access.

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

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2004, 2003 AND 2002

Report of Independent Registered Public Accounting Firm

To the Shareholders and Management of

Telecomunicações de São Paulo S.A. - Telesp:

São Paulo - SP

(1) We have audited the accompanying consolidated balance sheets of Telecomunicações de São Paulo S.A.—Telesp (a Brazilian Corporation, formerly Telesp Participações S.A.) and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in shareholders’ equity and changes in financial position for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

(2) We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

(3) In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Telecomunicações de São Paulo S.A.—Telesp and subsidiaries as of December 31, 2004 and 2003, and the results of their operations, the changes in their financial position and the changes in shareholders’ equity for each of the years in the three-year period ended December 31, 2004, in conformity with accounting practices adopted in Brazil.

(4) Accounting practices adopted in Brazil vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 33 to the consolidated financial statements.

(5) Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The consolidated statements of cash flow for each of the years in the three-year period ended December 31, 2004 are presented for purposes of additional analysis and are not a required part of the basic consolidated financial statements prepared in accordance with accounting practices adopted in Brazil. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Deloitte Touche Tohmatsu

Auditores Independentes

April 1, 2005

São Paulo, Brazil.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

CONSOLIDATED BALANCE SHEETS AS OF

DECEMBER 31, 2004 AND 2003

(In thousands of reais)

	Note	December 31,
		2004	2003
Current assets:
Cash and cash equivalents	12	238,577	214,932
Trade accounts receivable, net.	13	2,696,000	2,430,974
Deferred and recoverable taxes	14	907,819	1,130,367
Other assets	15	319,469	344,892

Total current assets		4,161,865	4,121,165

Noncurrent assets:
Deferred and recoverable taxes	14	354,382	441,099
Other assets	15	450,737	478,381

Total noncurrent assets		805,119	919,480

Permanent assets:
Investments	16	284,574	165,363
Property, plant and equipment, net	17	13,369,391	14,735,494
Deferred charges	18	130,818	181,317

Total permanent assets		13,784,783	15,082,174

Total assets		18,751,767	20,122,819

Current liabilities:
Payroll and related accruals	19	92,665	88,355
Accounts payable and accrued expenses	20	1,354,471	1,288,934
Taxes other than income taxes	21	711,729	624,096
Dividends payable	22	506,116	1,276,663
Income taxes	10	454,005	88,469
Loans and financing	23	529,930	1,982,062
Reserve for contingencies	25	52,847	49,408
Other liabilities	24	462,043	559,993

Total current liabilities		4,163,806	5,957,980

Long-term liabilities:
Income taxes	10	26,007	31,373
Loans and financing	23	2,226,313	995,087
Pension and other postretirement benefits	26	44,738	82,396
Reserve for contingencies	25	800,382	676,474
Other liabilities	24	72,805	91,365

Total noncurrent liabilities		3,170,245	1,876,695

Deferred income	16	17,470	17,470

Shareholders’ equity:
Share capital	27a	5,978,074	5,978,074
Capital reserves	27b	2,745,272	2,744,031
Income reserves	27c	659,556	550,498
Retained earnings	27d	2,015,730	2,996,457

Total shareholders’ equity		11,398,632	12,269,060

Funds for capitalization:
Expansion plan contributions		215	215
Other funds		1,399	1,399

Total funds for capitalization		1,614	1,614

Total liabilities and shareholders’ equity		18,751,767	20,122,819

The accompanying notes are an integral part of these consolidated financial statements.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In thousands of reais - except earnings per thousand shares data)

	Note	Years ended December 31,
		2004	2003	2002
Net operating revenue	4	13,308,630	11,804,759	10,088,114
Cost of goods and services	5	(7,496,010)	(6,714,499)	(5,769,782)

Gross profit		5,812,620	5,090,260	4,318,332
Operating expenses:
Selling expense	6a	(1,606,645)	(1,286,177)	(1,009,904)
General and administrative expense	6b	(746,802)	(963,925)	(839,867)
Other operating expense, net	7	(189,847)	(392,526)	(357,165)

Operating income from continuing operations before financial expense, net		3,269,326	2,447,632	2,111,396
Financial expense, net	8	(404,208)	(630,196)	(754,869)

Operating income		2,865,118	1,817,436	1,356,527

Nonoperating income (expense), net	9	40,102	50,025	(32,999)

Income before taxes		2,905,220	1,867,461	1,323,528

Income and social contribution taxes	10	(724,071)	(279,459)	(247,656)

Net income for the year		2,181,149	1,588,002	1,075,872

Shares outstanding at December 31		493,592,279	493,592,279	493,592,279

Earnings per thousand shares outstanding at December 31 (reais)		4.42	3.22	2.18

The accompanying notes are an integral part of these consolidated financial statements.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 and 2002

(In thousands of reais)

	Years ended December 31,
	2004	2003	2002
SOURCE OF FUNDS:
From operations:
Net income for the year	2,181,149	1,588,002	1,075,872
Items not affecting working capital	2,884,494	2,757,969	3,548,024

Depreciation and amortization	2,736,811	2,820,912	2,809,716
(Gain) loss from equity holdings in subsidiaries	461	1,012	(15,709)
Monetary and exchange variations on noncurrent items, net	1,444	(346,349)	622,200
Provision for losses on investments	—	—	48,800
(Gain) loss on permanent asset disposals	(6,372)	12,546	23,696
Reserves for contingencies	135,170	302,037	35,580
Amortization of goodwill on acquisition of CETERP	32,043	32,043	32,043
Pension and other postretirement plans	(37,658)	(62,688)	906
Other	(22,594)	(1,544)	(9,208)

Total from operations	5,065,643	4,345,971	4,623,896

From third parties:
Increase in long-term liabilities	1,738,700	1,181,463	579,376
Unclaimed dividends	45,472	24,732	80,928
Donations and subsidies for investment	1,241	1,302	2,415
Transfer from noncurrent to current assets	242,658	455,036	473,608
Proceeds from investment disposals	—	222	20,766
Proceeds from sale of property, plant and equipment	14,549	64,576	45.839
Special reserve for dividends – adjustment on exempt shareholders	—	—	921
Other	—	—	644

Total sources	7,108,263	6,073,302	5,828,393

USES OF FUNDS:
Increase in noncurrent assets	115,007	292,454	197,698
Increase in permanent assets	1,456,441	1,346,300	1,696,312

Investments	115,879	—	27,750
Property, plant and equipment	1,340,562	1,322,528	1,571,166
Deferred charges	—	23,772	97,396
Transfer from long-term to current liabilities	600,889	1,960,990	560,966
CTBC/CETERP dissident shareholders	—	—	2,862
Dividends/interest on shareholders´ equity	3,098,290	3,800,000	1,373,960
Income tax on interest on shareholders’ equity unclaimed until 2002	—	27,613	—
Working capital consolidated from Cia AIX de Participações	—	19,278	—
Working capital consolidated from Cia ACT de Participações	2,754	—	—
Working capital consolidated from Santo Genovese Participações	8	—	—
Other	—	12	—

Total uses	5,273,389	7,446,647	3,831,798

Increase (decrease) in working capital	(1,834,874)	(1,373,345)	1,996,595

Changes in working capital represented by:
Current assets
At the beginning of year	4,121,165	4,703,820	3,665,493
At the end of year	4,161,865	4,121,165	4,703,820

	40,700	(582,655)	1,038,327

Current liabilities
At the beginning of year	5,957,980	5,167,290	6,125,558
At the end of year	4,163,806	5,957,980	5,167,290

	(1,794,174)	790,690	(958,268)

Increase (decrease) in working capital	1,834,874	(1,373,345)	1,996,595

The accompanying notes are an integral part of these consolidated financial statements.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In thousands of reais)

	Share capital	Capital Reserves			Income reserves		Retained Earnings	Total
		Share premium	Donations and subsidies	Other capital reserves	Legal reserve	Special reserve for dividends
Balances at December 31, 2001	5,640,184	2,739,949	3,039	188	417,303	346,248	5,552,412	14,699,323
Capital increase	337,890	—	—	—	—	—	(337,890)	—
Addition to special reserve for dividends	—	—	—	—	—	921	—	921
Donations and subsidies for investments	—	—	2,415	—	—	—	—	2,415
Public offering of shares	—	(2,862)	—	—	—	—	—	(2,862)
Unclaimed dividends	—	—	—	—	—	—	80,928	80,928
Reversal of special reserve for dividends	—	—	—	—	—	(347,169)	—	(347,169)
Net income for the year	—	—	—	—	—		1,075,872	1,075,872
Appropriations:
Transfer for reserves	—	—	—	—	53,795	—	(53,795)	—
Dividends	—	—	—	—	—	—	(441,513)	(441,513)
Interest on shareholders’ equity	—	—	—	—	—	—	(497,486)	(497,486)
Income tax on interest on shareholders’ equity	—	—	—	—	—	—	(87,792)	(87,792)

Balances at December 31, 2002	5,978,074	2,737,087	5,454	188	471,098	—	5,290,736	14,482,637
Donations and subsidies for investments	—	—	1,302	—	—	—	—	1,302
Unclaimed dividends	—	—	—	—	—	—	24,732	24,732
Income tax on interest on shareholders’ equity unclaimed until 2002	—	—	—	—	—		(27,613)	(27,613)
Net income for the year	—	—	—	—	—	—	1,588,002	1,588,002
Appropriations:
Transfer for reserves	—	—	—	—	79,400	—	(79,400)	—
Dividends	—	—	—	—	—	—	(2,700,000)	(2,700,000)
Interest on shareholders’ equity	—	—	—	—	—	—	(935,000)	(935,000)
Income tax on interest on shareholders’ equity	—	—	—	—	—	—	(165,000)	(165,000)

Balances at December 31, 2003	5,978,074	2,737,087	6,756	188	550,498	—	2,996,457	12,269,060
Donations and subsidies for investments	—	—	1,241	—	—	—	—	1,241
Unclaimed dividends	—	—	—	—	—	—	45,472	45,472
Net income for the year	—	—	—	—	—	—	2,181,149	2,181,149
Appropriations:
Transfer for reserves	—	—	—	—	109,058	—	(109,058)	—
Dividends	—	—	—	—	—	—	(2,209,690)	(2,209,690)
Interest on shareholders equity	—	—	—	—	—	—	(755,310)	(755,310)
Income tax on interest on shareholders’ equity	—	—	—	—	—	—	(133,290)	(133,290)

Balances at December 31, 2004	5,978,074	2,737,087	7,997	188	659,556	—	2,015,730	11,398,632

The accompanying notes are an integral part of these consolidated financial statements.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In thousands of reais)

	Years ended December 31, (a)
	2004	2003	2002
Cash flow provided by operations:
Net income for the year	2,181,149	1,588,002	1,075,872
Adjustments to reconcile net income to cash provided by operations:
Depreciation and amortization	2,736,811	2,820,912	2,809,716
Monetary /exchange variation on loans and financing	(94,473)	(759,253)	1,684,907
(Gain) loss on permanent asset disposals	(6,372)	12,546	23,696
(Gain) loss from equity holding of subsidiaries	461	1,012	(15,709)
Amortization of goodwill on acquisition of CETERP	32,043	32,043	32,043
Allowance for doubtful accounts	428,911	441,796	371,188
Pension and other postretirement benefit plans	(37,658)	(62,688)	906
Other	5,173	—	(9,208)
(Increase) decrease in operating assets:
Trade accounts receivable	(685,553)	(889,026)	(571,857)
Other current assets	(9,003)	842,695	(655,997)
Other noncurrent assets	103,852	(30,208)	32,443
Increase (decrease) in operating liabilities:
Payroll and related accruals	1,707	(3,386)	(14,748)
Accounts payable and accrued expenses	57,636	213,144	(189,579)
Taxes other than income taxes	85,520	112,944	63,898
Other current liabilities	138,041	233,970	(397,901)
Accrued interest	(64,028)	(55,715)	80,082
Income taxes	623,788	118,605	257,369
Reserve for contingencies	127,347	321,221	22,100
Other noncurrent liabilities	(19,021)	38,008	(25,642)

Cash provided by operations	5,606,331	4,976,622	4,573,579

Cash flow used in investing activities:
Additions to investments, net of cash acquired	(95,107)	—	(14,080)
Proceeds from investment disposals	—	222	20,766
Additions to property, plant, and equipment	(1,338,907)	(1,321,226)	(1,568,751)
Additions to deferred charges	—	(23,772)	(97,396)
Proceeds from asset disposals	14,549	64,576	45,839
Cash received on consolidation of CIA AIX	—	1,906	—
Cash received on consolidation of CIA ACT de Particip	1	—	—
Cash received on consolidation of Santo Genovese Particip	4,336	—	—

Cash used in investing activities	(1,415,128)	(1,278,294)	(1,613,622)

Cash flow used in financing activities:
Loans repaid	(2,812,988)	(3,134,122)	(3,306,301)
New loans obtained	2,726,220	2,299,236	2,123,677
Net payments on derivative contracts	(422,426)	—	—
CTBC/CETERP dissident shareholders	—	—	(2,862)
Dividends paid	(3,658,365)	(3,139,150)	(1,490,129)

Cash used in financing activities	(4,167,559)	(3,974,036)	(2,675,615)

Increase (decrease) in cash and cash equivalents	23,645	(275,708)	284,342
Cash and cash equivalents at beginning of year	214,932	490,640	206,298

Cash and cash equivalents at end of year	238,577	214,932	490,640

(a)	See supplemental cash flow information in Note 11.

The accompanying notes are an integral part of these consolidated financial statements.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2004, 2003 and 2002

(Amounts expressed in thousands of reais, unless otherwise indicated)

1.	Operations and background

a.	Formation of the Company, its controlling shareholders and corporate restructuring

Telecomunicações de São Paulo S.A.—Telesp (formerly Telesp Participações S.A. - TelespPar - “TelespPar”), hereafter referred to as the “Company” or “Telesp”, was formed pursuant to Article 189 of Law No. 9,472/97 of the General Telecommunications Law based on Decree No. 2,546 on April 14, 1998, as part of the privatization of the Telebrás System. The Company is controlled by Telefónica S.A., which as of December 31, 2004, holds directly and indirectly 84.71% of the common shares and 88.90% of the preferred shares of the Company.

The Company is registered with the Brazilian Securities Commission (CVM) as a listed company and its shares are traded on the São Paulo Stock Exchange (BOVESPA). The Company is also registered with the Securities and Exchange Commission - SEC, in the United States of America, and its American Depository Shares - ADSs, level II are traded on the New York Stock Exchange - NYSE.

The Company’s activities are regulated by the Brazilian Government’s regulatory authority, the National Telecommunications Agency (ANATEL), in accordance with the terms of the concession granted by the Brazilian Government. The current Concession Agreement expires on December 31, 2005, and, subject to satisfactory completion of certain network expansion, modernization and service quality obligations, contemplates a full renewal for an additional 20 years or revocation. It is expected that, effective in 2006, the concession agreement will require the Company to pay 2% of its prior-year revenue, net of taxes and social contributions, as concession charges. The first installment will be due on April 30, 2007 and subsequently every 24 months.

The Company is a concessionaire that provides fixed-switch telephone service (STFC) in Region 3, which comprises the State of São Paulo, in Sectors 31, 32 and 34 established in the General Concession Plan (PGO).

b.	The telecommunications services subsidiaries and associated companies

Subsidiaries

Assist Telefônica S.A., a wholly-owned subsidiary of the company, was incorporated on October 29, 1999 as a closely-held company engaged primarily in providing the following services: technical assistance for installation, operation and maintenance of internal telephony, data and IT networks; value-added services, including those related to internet content, connection and access, as well as technology services and internet support, installation, operation and maintenance of internet, intranet and extranet solutions; sale, rent and maintenance of general telecommunications and IT equipment and devices.

On December 22, 1999, the Company acquired from the Municipal Government of Ribeirão Preto, in a public auction, 51.0% of the voting shares and 36.0% of the total shares of Centrais Telefônicas de Ribeirão Preto S.A. - Ceterp (“Ceterp”), and its subsidiary Ceterp Celular S.A. On October 4, 2000, in accordance with the rules established in the privatization process, the Company concluded the acquisition, through a tender offer, of the common and preferred shares from minority shareholders. After these acquisitions, the Company then held 96.97% of the preferred shares and 99.85% of the common shares of Ceterp. On November 27, 2000, in accordance with the rules applicable to the Brazilian telecommunications market, Ceterp sold its subsidiary Ceterp Celular S.A. On November 30, 2000, Ceterp was merged into the Company.

On August 3, 2000, the Company’s wholly-owned subsidiary Telefônica Empresas S.A. was formed, with operations related to packet-switched data network service. On November 24, 2000, the Company made a capital increase in Telefônica Empresas with cash and through property items related to the packet-switched data network service, including the transfer of the authorization to explore this service.

On January 30, 2001, Telefônica Data Brasil Holding S.A. was formed, resulting from a partial spin-off of the Company’s net assets. These assets were represented by the investment in the wholly owned subsidiary Telefônica Empresas S.A. and accounts receivable. The objective of the formation of Telefônica Data Brasil Holding S.A. was to segregate operating activities related to packet-switched data network services due to the operating and administrative restructuring in 2000.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2004, 2003 and 2002

(Amounts expressed in thousands of reais, unless otherwise indicated)

On December 24, 2004, the Company acquired Santo Genovese Participações Ltda., a closely held company, holder of 99.99% of the representative share capital of Atrium Telecomunicações Ltda. Atrium provides various types of telecommunications services in Brazil, including internet and intranet services, telecommunications management services and the sale and rental of telecommunications representatives and related equipment.

Jointly controlled affiliates

Aliança Atlântica Holding B.V., a company formed under the laws of Netherlands in Amsterdam, is a joint venture originally established in 1997 by Telebrás and Portugal Telecom, in which Telebrás held a 50% share ownership and Portugal Telecom held the remaining 50%. As a result of the privatization of the Telebrás System in February 1998, Telebrás’ share ownership in Aliança Atlântica was transferred to the Company. As of December 31, 2004, the Company holds a 50% interest in Aliança Atlântica and Telefónica S.A. holds the remaining 50%.

Companhia AIX de Participações was formed in 2001 through a capital contribution of 32% made by the Company with advances to Barramar S.A., which were recorded under property, plant and equipment for the direct and indirect development of activities related to the construction, conclusion and operation of underground networks for fiber optics ducts. In November and December 2003, Companhia AIX de Participações underwent several corporate restructurings and as a result of the Company acquired 50% of its share capital.

Companhia ACT de Participações was formed on June 30, 2001, through a capital contribution of 32% made by the Company. Restructurings of Companhia ACT in 2003 resulted in Telesp increasing its holdings in Companhia ACT to 50%.

2.	Presentation of the financial statements

a.	Presentation of consolidated financial statements as of and for the years ended December 31, 2004, 2003 and 2002

The consolidated financial statements include the accounts and transactions of: (i) the Company, as the operating company for telecommunication services; (ii) its wholly-owned subsidiaries Assist Telefônica S.A. and Santo Genovese Participações Ltda, which have been consolidated since December 2004; (iii) its associated companies Aliança Atlântica Holding B.V., Companhia AIX de Participações and Companhia ACT de Participações; Companhia ACT de Participações are proportionally consolidated. All material intercompany accounts and transactions have been eliminated in consolidation.

The presentation of the consolidated financial statements is consistent with the presentation of the published financial statements of the Company except for certain reclassifications and changes in terminology within the consolidated balance sheets and the consolidated statements of income which have been made to conform the previously published financial statements to the 2004 presentation.

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

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2004, 2003 and 2002

(Amounts expressed in thousands of reais, unless otherwise indicated)

effect of these restatements was credited or charged to the statement of operations in a single caption, usually entitled “Monetary correction adjustments” or “Inflation adjustments”.

(ii)	The Constant Currency Method

Under the Constant Currency Method, all historical Brazilian real amounts in the financial statements and notes thereto are expressed in constant purchasing power as of the latest balance sheet date, in accordance with standards prescribed by the CVM for publicly traded entities.

c.	Change in Presentation of Financial Statements

The accompanying consolidated financial statements were prepared in accordance with accounting practices adopted in Brazil, which are based on accounting practices emanating from Brazilian corporate law (“BR CL”), standards applicable to concessionaries of public telecommunications services, accounting standards and procedures established by the Brazilian Securities Commission (CVM) and the accounting standards issued by the Instituto dos Auditores Independentes do Brasil (the Brazilian Institute of Independent Auditors, or IBRACON), which includes monetary restatement of permanent assets and shareholders’ equity through December 31, 1995.

In accordance with the discussion paper issued by International Task Force of the American Institute of Certified Public Accountants (AICPA), Brazilian companies have been allowed to prepare financial statements in accordance with BR CL as the primary basis of accounting in filings with the U.S. Securities Exchange Commission since 2000. Previously, presentation in constant purchasing power was mandatory.

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

d.	Summarized financial statements for the prior year ended December 31, 2002 under Constant Currency Method

The summarized financial statements, as of and for the year ended December 2002, as previously filed and prepared under the contant currency method, are presented below:

Dec 2002
Income Statement
Net operating revenue	10,088,114
Cost of goods and services	(6,639,981)

Gross profit	3,448,133
Income before taxes and minority interest	385,113
Net income for the year	456,518

Reconciliation of net income and shareholders’ equity balances between corporate law and constant currency method is as follows:

2002
Net income under BR CL	1,075,872
(-) realization of assets (depreciation, amortization and disposals)	(938,415)
(+) reversal of deferred taxes	319,061

(=) net income under Brazilian GAAP	456,518

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2004, 2003 and 2002

(Amounts expressed in thousands of reais, unless otherwise indicated)

2002
Shareholders’ equity as of December 31 under BR CL	14,482,637
(+) balance remaining from the constant currency method through December 31, 2000	2,693,783
(-) deferred taxes	(916,187)

(=) shareholders’ equity according to Brazilian GAAP	16,260,233

3.	Summary of the principal accounting practices

a.	Cash and cash equivalents

Cash equivalents include all readily liquid temporary cash investments with original maturity dates of three months or less. These investments are meant to be held until maturity and are recorded at cost plus income earned to the balance sheet date.

b.	Trade accounts receivable

Trade accounts receivable from telecommunication services are stated at the tariff amounts on the date of rendering the service. This caption also includes accounts receivable from services rendered but not billed at the balance sheet date.

c.	Allowance for doubtful accounts

Provision is made for trade accounts receivable for which recovery is not considered probable.

d.	Foreign currency transactions

Transactions in foreign currencies are recorded at the prevailing exchange rate at the date of the transaction. Foreign currency denominated assets and liabilities, including the Company’s investment in Aliança Atlântica Holding B.V., are translated using the exchange rate at the balance sheet date. Exchange differences are recognized in income, when incurred.

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

Investments in wholly-owned subsidiaries are consolidated and other equity interests in which the Company directly or indirectly controls up to 50% of the voting share capital are proportionately consolidated in accordance with BR CL. Other investments are recorded at cost, less an allowance for probable losses, when considered necessary.

g.	Property, plant and equipment, net

Property, plant and equipment are stated at acquisition and/or construction cost, less accumulated depreciation. Improvement and repair costs when increasing installed capacity or operating life are capitalized; otherwise, these costs are charged to expense in the statements of income as incurred. Depreciation is calculated under the straight-line

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2004, 2003 and 2002

(Amounts expressed in thousands of reais, unless otherwise indicated)

method based on the estimated useful lives of the assets and as determined by the public telecommunications service regulations. The principal depreciation rates are shown in Note 17.

h.	Deferred charges

Deferred charges are comprised of: (i) pre-operating expenses stated at cost and amortized over a period of five years, (ii) goodwill on acquisition of investment subsequently merged and amortized over a period of five years and (iii) goodwill on acquisition of IP network, amortized over a period of ten years. See Note 18.

i.	Accrued vacations

Amounts related to vacations due to employees are accrued in proportion to the period the employee is entitled to vacation.

j.	Income and social contribution taxes

Corporate income and social contribution taxes are accounted for on the accrual basis. Deferred taxes attributable to temporary differences and tax loss carryforwards are recognized as deferred tax assets and liabilities on the assumption of future realization within the parameters established by CVM Instruction No. 371/02.

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

Beginning January 1, 2001, the Company capitalizes research and development expenses and amortizes such costs over 5 years. Prior to 2001, the Company expensed research and development as incurred. In 2004, 2003 and 2002, the Company capitalized research and development costs of R$9,753, R$11,578 and R$11,582, respectively. At December 31, 2004, 2003 and 2002, the Company had R$29,362, R$29,959 and R$26,847, respectively, of deferred research and development recorded as a component of property, plant and equipment in the consolidated balance sheets, net of accumulated amortization of R$28,533, R$18,183 and R$9,717, respectively.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2004, 2003 and 2002

(Amounts expressed in thousands of reais, unless otherwise indicated)

p.	Advertising expenses

Advertising expenses are charged to selling expense as incurred. Advertising expenses were R$179,691, R$155,377 and R$128,375 in 2004, 2003 and 2002, respectively.

q.	Pension and other postretirement benefit

The Company provides pension and other post-retirement benefits to employees through separate plans. Actuarial liabilities were calculated using the projected unit credit method as provided by CVM Resolution No. 371/00. Other considerations related to these plans are described in Note 26.

r.	Derivatives

Gains or losses on derivative transactions are recorded monthly in income. The net amounts payable or receivable of balances of derivative operations (exchange swaps) are recorded as other assets or liabilities, respectively, in the balance sheet, as described in Notes 8 and 30.

s.	Earnings per thousand shares

Calculated based on Net Income for the year and the total number of shares outstanding at the balance sheet date.

t.	Use of estimates

The preparation of the consolidated financial statements requires management to make estimates and assumptions relating to the reported amounts of assets and liabilities, including allowance for doubtful accounts, unbilled services, interconnection revenues and costs, allowance for inventory reduction to market value, contingencies, pension plans and the estimated useful lives of permanent assets, and the disclosure of contingent assets and liabilities at the balance sheet date, as well as the reported amounts of revenues and expenses during the periods reported. Actual results could differ from those estimates.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2004, 2003 and 2002

(Amounts expressed in thousands of reais, unless otherwise indicated)

4.	Net operating revenue

	2004	2003	2002
Local services:
Monthly subscription charges (i)	4,970,433	4,455,653	4,016,602
Installation fees	67,851	104,301	110,567
Measured service charges	3,057,231	3,017,552	2,636,976
Public telephones	381,403	246,861	186,568

Total	8,476,918	7,824,367	6,950,713

Long-distance services:
Intraregional	2,334,464	1,821,252	1,347,506
Interregional	732,274	638,702	255,482
International	112,620	100,901	39,525

Total	3,179,358	2,560,855	1,642,513

Data transmission (i)	996,568	591,875	437,553
Network services	5,128,491	4,654,342	4,176,295
Products sold	21,051	22,518	19,040
Other (i)	623,288	568,010	450,983

Total gross operating revenue	18,425,674	16,221,967	13,677,097
Value added and other indirect taxes	(4,901,797)	(4,321,402)	(3,571,921)
Discounts	(215,247)	(95,806)	(17,062)

Net operating revenue	13,308,630	11,804,759	10,088,114

(i)	Certain reclassifications were made to the 2003 and 2002 components of net operating revenue to conform with the 2004 presentation. The Company reclassified “revenues from digital access” and “Other” to “Monthly subscription charges” in the amount of R$213,547 in 2003 (R$231,028 in 2002) and to “Data transmission” in the amount of R$6,471 in 2003.

On June 29, 2004, through Notices No. 45.011 and No. 45.012, ANATEL approved the percentage of tariff adjustments for fixed-switch telephone service (STFC), based on criteria established in the local and domestic long-distance concession contracts, effective July 2, 2004, except for the former Ceterp’s Region 32, which was July 3, 2004. On July 2, 2004, the approved percentage was applied on tariff bases established by a June 2003 Federal court injunction. The average-increases are as follows: 6.89% for local services, 3.20% for long-distance services, (10.47%) for network local services and 3.20% for network long-distance service.

On June 26, 2003, through Notices No. 37.166 and No. 37.167, ANATEL approved tariff adjustments for fixed-switch telephone service (STFC), based on criteria established in the local and domestic long-distance concession contracts, effective June 30, 2003 and for the former Ceterp’s Region 33, which was July 3, 2003. The local basic plan had an average increase of 28.75%, including a productivity gain of 1%, while the maximum net tariffs for the long-distance services basic plan had an average increase of 24.84%, including a productivity gain of 4%, as established in the concession contract. The net charges for other STFC services and products were increased by 30.05% on average. However, a preliminary court order annulled ANATEL’s resolutions and stipulated the IPC-A (Extended Consumer Price Index), of approximately 17%, in lieu of the IGP-DI (General Price Index - Internal Availability) for the calculation set forth in clauses 11.1 and 11.2 of the public telephone service concession contracts.

Per the court order, in recovery of IGP-DI as an index, the approved percentages, according to the published notices by ANATEL, were applied on tariff bases approved in June 2003, prospectively, divided in two installments, the first of which effective as of September 1, 2004. On September 1, 2004, the percentages of tariff adjustments were applied as follows: pulse on average 3.22%, long-distance service on average 5.22%, business subscription charges on average 7.75%, residential subscription charges on average 3.14% and installation fees on 14.14%. The second installment was applied from November 1, 2004 and the percentages of tariff adjustment were: pulse on average 3.13%, long-distance service on average 4.97%, business subscription charges on average 7,20%, residential subscription charges on average 3.05% and installation fees on 12.40%.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2004, 2003 and 2002

(Amounts expressed in thousands of reais, unless otherwise indicated)

On July 6, 2003, wireless operators implemented the Carrier Selection Code (CSP) on interregional (VP2 and VP3) and international long distance calls, according to SMP (Personal Mobile Service) rules. The Company began recognizing revenues from these services and paying, in turn, wireless operators for the use of their respective networks.

5.	Cost of goods and services

	2004	2003	2002
Depreciation and amortization	(2,495,647)	(2,616,455)	(2,646,847)
Network interconnection	(3,511,690)	(2,835,853)	(1,979,067)
Outsourced services	(1,059,384)	(786,365)	(614,355)
Personnel	(188,186)	(255,521)	(297,243)
Materials	(41,347)	(42,124)	(35,784)
Cost of products sold	(19,294)	(16,618)	(10,889)
Other	(180,462)	(161,563)	(185,597)

	(7,496,010)	(6,714,499)	(5,769,782)

6. Operating expenses

a. Selling expense:
	2004	2003	2002
Outsourced services	(886,346)	(595,935)	(434,977)
Provision for doubtful accounts	(428,911)	(441,796)	(371,188)
Personnel	(204,014)	(155,289)	(132,585)
Materials	(55,725)	(47,589)	(43,292)
Depreciation and amortization	(7,509)	(7,111)	(2,162)
Other	(24,140)	(38,457)	(25,700)

	(1,606,645)	(1,286,177)	(1,009,904)

b. General and administrative expense:
	2004	2003	2002
Outsourced services	(318,225)	(459,803)	(478,436)
Personnel	(147,568)	(252,782)	(169,619)
Depreciation and amortization	(233,655)	(199,212)	(160,708)
Materials	(13,487)	(11,473)	(17,414)
Rental and insurance	(18,587)	(30,243)	(10,270)
Other	(15,280)	(10,412)	(3,420)

	(746,802)	(963,925)	(839,867)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2004, 2003 and 2002

(Amounts expressed in thousands of reais, unless otherwise indicated)

7.	Other operating (expense) income, net

	2004	2003	2002
Taxes other than income taxes	(223,196)	(224,208)	(141,820)
Technical and administrative services	56,418	45,237	38,775
Provision for contingencies	(78,977)	(273,201)	(31,695)
Late fees on telecommunication services and other	102,735	91,795	78,201
Recovered expenses	95,392	31,629	27,147
Amortization of goodwill on the acquisition of CETERP	(32,043)	(32,043)	(32,043)
Commissions on voice and data communication services (a)	(95,289)	(90,541)	(98,248)
Allowance for reduction to market value of inventories	(9,626)	(33,998)	(256,338)
Foreign exchange gains (losses) on proportionally consolidated affiliates	(461)	(1,012)	15,709
Other	(4,800)	93,816	43,147

	(189,847)	(392,526)	(357,165)

(a) Refers mainly to commissions paid to Telefônica Empresas S.A.

8. Financial expense, net
	2004	2003	2002
Financial income	164,727	244,605	157,905
Financial expense	(387,301)	(500,264)	(475,086)
Exchange/monetary variations	117,228	807,669	(1,655,714)
Derivative transactions	(298,862)	(1,182,206)	1,218,026

	(404,208)	(630,196)	(754,869)

9. Nonoperating income (expense), net
	2004	2003	2002
Gain (loss) on permanent assets disposals	6,372	(12,546)	(23,696)
Provision for losses on investments	—	—	(48,800)
Gain on change in equity interest - Cia AIX de Participações	—	25,449	—
Other income (expense)	33,730	37,122	39,497

	40,102	50,025	(32,999)

10.	Income Tax and Social Contribution

Brazilian income taxes include federal income tax and social contribution tax. For the three-year period ended December 31, 2004 the income tax rate was 25% and social contribution tax rate was 9%. The tax expense and taxes on temporary differences, tax loss, and social contribution tax loss carryforwards were calculated using the rate of 34%.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2004, 2003 and 2002

(Amounts expressed in thousands of reais, unless otherwise indicated)

The composition of income tax expense is as follows:

	2004	2003	2002
Income tax expense
Current:
Income tax	(337,161)	(60,723)	(34,745)
Social contribution tax	(116,601)	(14,806)	(11,676)

Deferred:
Tax loss carryforwards	(128,098)	(41,688)	(21,621)
Other	(142,211)	(162,242)	(179,614)

Total income and social contribution tax expense	(724,071)	(279,459)	(247,656)

The following is a reconciliation of the amounts calculated by applying the combined statutory tax rates to the reported income before taxes and the reported income tax expense:
	2004	2003	2002
Income before taxes as reported in the accompanying financial statements	2,905,220	1,867,461	1,323,528

Tax charged at the combined statutory rate	(987,775)	(634,936)	(449,999)
Permanent additions:
Nondeductible expenses	(40,559)	(21,305)	(3,974)
Loss from changes in equity in subsidiaries	(157)	(345)	—
Permanent exclusions:
Interest on shareholders’ equity	302,124	374,000	198,993
Gain in equity holdings of subsidiaries and other	—	—	5,341
Incentives and other	2,296	3,127	1,983

Income and social contribution taxes as reported in the accompanying financial statements	(724,071)	(279,459)	(247,656)

Effective rate	24.9%	15.0%	18.7%

In 2004, 2003 and 2002, the Company treated part or all of its dividends as interest on shareholders’ equity. As a result, under Brazilian tax law, it was entitled to treat this part of the dividend as a deduction for income tax purposes.

The composition of deferred tax assets and liabilities is as follows:

	2004	2003
Deferred tax assets
Tax loss carryforwards (a)	28,746	156,844
Reserve for contingencies	276,662	230,449
Tax credit on amortization of goodwill (b)	—	219,680
Pension and other postretirement benefits	15,211	28,015
Other temporary differences (c)	333,484	294,789

Total (Note 14)	654,103	929,777

Deferred tax liabilities:
Additional indexation expense until 1990	28,388	33,753

Total	28,388	33,753

(a)	Merged tax credit

The restructuring of our predecessor company in November 1999 was carried out in order to minimize any adverse impact of the goodwill amortization on the future results of the company and dividends to shareholders, ensuring the credit realization for capital increase. The merged goodwill amortization ended on October 31, 2004.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2004, 2003 and 2002

(Amounts expressed in thousands of reais, unless otherwise indicated)

Balance sheet account	2004	2003
Goodwill-net of amortization	—	665,698
Reserve-net of amortization	—	(446,018)

Net deferred tax benefit	—	219,680

Income statement accounts	2004	2003
Goodwill amortization	(665,698)	(798,838)
Reversal of reserve	446,018	535,221
Tax benefit	226,337	271,605

Effect on net income	6,657	7,988

For purposes of calculation of the tax credit arising from the merger, the tax rates applied were 25% for income tax and 8% for social contribution tax in accordance with the tax legislation in effect on the merger date. Due to the change introduced by Law No. 10,637/02, effective as of 2003, the social contribution tax rate is currently 9%.

Due to this change, as shown above, the amortization of goodwill, net of reversal of the related reserve and the corresponding tax credit, in 2004, resulted in an increase in net income and, consequently, in the calculation basis for mandatory minimum dividends.

The net amount of R$219,680 which, in essence, represents the merged tax credit, was recorded in the balance sheet in current assets in 2003, under the caption “Deferred and recoverable taxes”. Amortization of goodwill and the reversal of the reserve are recognized as operational income and expenses and the corresponding tax credit are included as “Income and social contribution taxes” in the statements of income.

(b)	Realization of tax credit

On November 25, 1999, SP Telecomunicações Holding S.A. (currently SP Telecomunicações Holding Ltda.) agreed to reimburse the Company in case the tax benefit derived from the goodwill amortization was not fully used within the 60-month period set forth for the use of the benefit. Such reimbursement was limited to the refund of the estimated tax benefit amount not used. At the end of the estimated 60-month period, in case the final balance is positive or zero, no amount would be refunded by SP Telecomunicações Holding Ltda. Accordingly, no amount related to refund was recorded in the Company’s assets in the end of the 60-month period, since the tax benefit was completely used.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2004, 2003 and 2002

(Amounts expressed in thousands of reais, unless otherwise indicated)

(c)	Other temporary differences

	2004	2003
Income tax credit
Profit Sharing	14,898	18,518
Accrued losses	13,152	805
Allowance for doubtful accounts	68,062	62,941
Other provisions	107,421	85,714
Allowance for reduction to market value	40,400	45,842
Goodwill	1,275	2,665

Total	245,208	216,485

	2004	2003
Social Contribution credit
Profit Sharing	5,363	6,667
Accrued losses	4,735	290
Allowance for doubtful accounts	24,503	22,658
Other provisions	38,672	31,226
Allowance for reduction to market value	14,544	16,503
Goodwill	459	960

Total	88,276	78,304

Total other temporary differences	333,484	294,789

(d)	Composition of tax liabilities:

	2004	2003
Social contribution tax payable	120,738	23,409
Federal income tax payable	330,886	62,680
Deferred tax liabilities	28,388	33,753

Total	480,012	119,842

Current	454,005	88,469
Noncurrent	26,007	31,373

11.	Supplemental cash flow information

	2004	2003	2002
Income and social contribution taxes paid	153,799	164,816	71,315
Interest paid	287,921	369,022	290,045

Noncash transactions:
Donations and subsidies for investments	1,241	1,302	2,415

12.	Cash and cash equivalents

	2004	2003
Bank accounts	25,323	41,524
Short-term investments	213,254	173,408

	238,577	214,932

All cash and cash equivalents are denominated in Brazilian reais.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2004, 2003 and 2002

(Amounts expressed in thousands of reais, unless otherwise indicated)

13.	Trade accounts receivable, net

	2004	2003
Billed amounts	2,225,833	2,108,355
Accrued unbilled amounts	1,038,304	897,304

Gross accounts receivable	3,264,137	3,005,659
Allowance for doubtful accounts	(568,137)	(574,685)

Total	2,696,000	2,430,974

	2004	2003
Current	2,148,190	1,756,359
Past-due – 1 to 30 days	440,352	420,359
Past-due – 31 to 60 days	116,478	144,137
Past-due – 61 to 90 days	50,098	67,829
Past-due – 91 to 120 days	34,963	52,493
Past-due – more than 120 days	474,056	564,482

	3,264,137	3,005,659

Amounts receivable and payable for interconnection are recorded based on estimates prepared by the Company; significant changes to such amounts are not expected. The Company has balances receivable and payable under negotiation with Embratel (long-distance operator), amounting to R$68,258 as of December 31, 2004 and 2003.

Changes in the allowance for doubtful accounts was as follows:

	2004	2003	2002
Beginning balance	574,685	401,494	307,788
Provision charged to selling expense	428,911	441,796	371,188
Write-offs	(435,459)	(268,605)	(277,482)

Ending balance	568,137	574,685	401,494

14.	Deferred and recoverable taxes

	2004	2003
Withholding tax	46,980	106,906
Prepaid income tax	221,407	148,496
Prepaid social contribution tax	85,603	85,401
Deferred income tax assets (Note 10)	654,103	929,777
State VAT (ICMS) (a)	253,360	300,323
Sales and other taxes	748	563

	1,262,201	1,571,466

Current	907,819	1,130,367
Noncurrent	354,382	441,099

(a)	State VAT (ICMS)

Refers to credits on the acquisition of the property, plant and equipment items which are available to offset State VAT (ICMS) taxes payable generated from service revenues. The utilization of these credits, however, is generally limited to 1/48th of the credit amount per month.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2004, 2003 and 2002

(Amounts expressed in thousands of reais, unless otherwise indicated)

15.	Other assets

	2004	2003
Maintenance inventories:
Consumable supplies	104,599	132,580
Resale items	140,850	168,823
Scrap	641	442
Public telephone prepaid cards	8,510	6,959
Allowance for reduction to market value (a)	(161,598)	(183,370)

Subtotal	93,002	125,434
Receivables from related parties	86,225	150,135
Prepayments	52,587	53,351
Recoverable advances	92,830	71,516
Judicial deposits	333,893	280,853
Receivables from Barramar S.A (b)	76,503	88,588
Receivables from sale of properties	16,234	22,060
Other	18,932	31,336

	770,206	823,273

Current	319,469	344,892
Noncurrent	450,737	478,381

(a)	The allowance for reduction to market value of resale items was based on a combination of factors that affected the telecommunications sector during the year.

(b)	In 2003, refers to receivables from Barramar S.A. recorded by the Company net of allowance for losses in the amount of R$48,800 to cover probable losses on realization of receivables. In 2004, after a reevaluation of the credit, the allowance for losses recorded before was completely reversed.

16.	Investments

	2004	2003
Investments carried at cost:
Portugal Telecom	146,329	146,939
Other companies	29,148	29,149
Allowance for losses	(12,683)	(12,685)

Tax incentive investments	15,164	15,164
Allowance for losses	(13,344)	(13,344)

Other investments	3,360	3,360
Allowance for losses	(3,220)	(3,220)

Goodwill on acquisition of Santo Genovese Participações Ltda.	119,820	—

	284,574	165,363

Additional information

•	Companhia Aix de Participações

The negative goodwill of R$17,470, on the acquisition of shares of Companhia Aix de Participações recorded by the Company was allocated to “Deferred income” in the consolidated balance sheet in accordance with CVM Instruction no. 247/96.

•	Santo Genovese Participações Ltda.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2004, 2003 and 2002

(Amounts expressed in thousands of reais, unless otherwise indicated)

On December 24, 2004 the Company acquired control of Santo Genovese Participações Ltda., which holds 99,99% of the capital stock of Atrium Telecomunicações Ltda. The acquisition cost was R$113,440, of which the Company has paid R$92,688 in 2004 and the remaining balance will be paid through 2005, in accordance with the conditions of the agreement.

Goodwill is calculated as follows:

Amounts
Acquisition Cost	113,440
Other costs	2,435
( - ) Equity	(3,945)

Goodwill	119,820

17.	Property, plant and equipment, net

a.	Composition:

	2004
	Annual Depreciation Rates %	Cost	Accumulated Depreciation	Net Book Value
Construction-in progress	—	310,269	—	310,269
Automatic switching equipment	12.50	15,589,724	(11,434,120)	4,155,604
Transmission and other equipment	10.00	11,329,039	(7,795,144)	3,533,895
Transmission equipment – modems	20.00	540,040	(375,265)	164,775
Underground and marine cables, poles and towers	5.00 to 6.67	400,797	(199,737)	201,060
Subscriber, public and booth equipment	12.50	1,804,647	(994,305)	810,342
Electronic data processing equipment	20.00	469,549	(388,256)	81,293
Land	—	257,530	—	257,530
Buildings and underground cables	4.00	6,313,622	(3,178,578)	3,135,044
Other assets	10.00 to 20.00	1,401,799	(682,220)	719,579

		38,417,016	(25,047,625)	13,369,391

	2003
	Annual Depreciation rates %	Cost	Accumulated Depreciation	Net Book Value
Construction-in progress	—	313,317	—	313,317
Automatic switching equipment.	12.50	15,298,905	(10,396,203)	4,902,702
Transmission and other equipment	10.00	11,131,612	(7,176,540)	3,955,072
Transmission and other equipment	20.00	493,952	(324,983)	168,969
Underground and marine cables, poles and towers	5.00 to 6.67	387,234	(183,997)	203,237
Subscriber, public and booth equipment	12.50	1,654,750	(809,105)	845,645
Electronic data processing equipment	20.00	440,971	(343,739)	97,232
Land	—	257,170	—	257,170
Buildings and underground cables	4.00	6,232,341	(2,960,301)	3,272,040

Other assets	10.00 to 20.00	1,192,939	(472,829)	720,110

		37,403,191	(22,667,697)	14,735,494

Concession assets

The STFC Concession Agreement in effect may be renewed for an additional 20 years (through December 31, 2025). The current STFC Concession Agreement expires on December 31, 2005; there are currently no concession fees. The renewed STFC Concession Agreement will be valid from January 1, 2006 to December 31, 2025. It is

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2004, 2003 and 2002

(Amounts expressed in thousands of reais, unless otherwise indicated)

expected that, effective in 2006, the concession agreement will require the Company to pay 2% of its prior-year revenue, net of taxes and social contributions, as concession charges. The first installment will be due on April 30, 2007 and subsequently every 24 months.

Financial commitments (maintenance and investment) are those derived from Universalization (PGMU) and Quality (PGMQ) obligations.

The following commitments are also provided for:

•	Contribution for the Fund for Universal Access to Telecommunications Services - FUST (1% of net revenue);

•	Contribution for the Fund of Telecommunications Technological Development - FUNTTEL (0.5% of net revenue);

•	Contribution for the Fund of Telecommunications Fiscalization - FISTEL (fees on telecommunications stations, for both installation and operation, in proportion to stations in service);

•	All risk insurance for all and every Concession asset;

•	Insurance for maintenance of the economic conditions for continuity of service;

•	Insurance for guarantee of compliance with quality and universalization obligations.

Reversible assets

Certain assets held by the Company in relation to the services described in the Concession Agreement comprise the assets of the respective concession and should be considered reversible. These assets will automatically revert to ANATEL upon expiration of the Concession Agreement. As of December 31, 2004, the net book value of such reversible assets is estimated at R$10,295,779 (R$11,850,521 in 2003), comprised of switching and transmission equipment, terminals for public use, external network equipment, energy equipment and system and operation support equipment.

b.	Rentals

The Company rents equipment, building and facilities through agreements that expire at different dates and the monthly rental payments are at an equal amount for the period of the contract, annually restated. Total annual rent expense under these agreements was as follows:

	2004	2003	2002
Rent expense	185,224	189,934	183,994

Rental commitments related primarily to facilities where the future minimum rental payments under leases with remaining noncancellable terms in excess of one year are:

Year ended December 31, 2005	10

Total minimum payments	10

c.	Guarantees

The Company has property items pledged as guarantee in connection with certain legal proceedings as of December 31, 2004. The aggregate amount of claims involved is R$208.031.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2004, 2003 and 2002

(Amounts expressed in thousands of reais, unless otherwise indicated)

18.	Deferred charges

Deferred charges as of December 31, 2004 and 2003 are as follows:

	2004	2003
Preoperating expenses
Cost	65,279	65,240
Accumulated amortization	(32,752)	(20,644)

	32,527	44,596
Merged goodwill – Ceterp S.A.
Cost	187,951	187,951
Accumulated amortization	(158,653)	(126,610)

	29,298	61,341
Goodwill on the acquisition of the IP network
Cost	72,561	72,561
Accumulated amortization	(14,512)	(7,256)

	58,049	65,305
Other
Cost	14,243	12,059
Accumulated amortization	(3,299)	(1,984)

	10,944	10,075

Total	130,818	181,317

Preoperating expenses refer to costs incurred during the preoperating stage for long-distance services; amortization began in May 2002, and is recorded over a period of 60 months.

The goodwill paid on the acquisition of Ceterp S.A. is presented in deferred charges due to that company’s subsequent merger on November 30, 2000. The period for amortization of the goodwill, based on the expectation of future profitability, is 60 months.

The goodwill on acquisition of the IP network in December 2002 refers to the acquisition of the assets and customer portfolio for the “IP Comutado” and “Speedy Link” services of Telefônica Empresas S.A. The portion of the price in excess of the book value of property, plant and equipment items was treated as goodwill and recorded in deferred charges. According to an appraisal report, the economic basis of the goodwill is the expected future profitability and it is amortized over 120 months.

19.	Payroll and related accruals

	2004	2003
Wages and salaries	16,836	17,929
Accrued social security charges	61,604	55,495
Accrued benefits	5,277	4,606
Payroll withholdings	8,948	10,325

	92,665	88,355

20.	Accounts payable and accrued expenses

	2004	2003
Amounts payable to suppliers
In local currency	1,151,795	1,045,799
In foreign currency	42,986	40,846
Accrued expenses	159,690	202,289

	1,354,471	1,288,934

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2004, 2003 and 2002

(Amounts expressed in thousands of reais, unless otherwise indicated)

21.	Taxes other than income taxes

	2004	2003
Value-added taxes	616,786	552,418
Other indirect taxes on operating revenues	76,277	55,907
Other	18,666	15,771

	711,729	624,096

22.	Dividends payable

	2004	2003
Payable by Telesp to:
Controlling shareholders	—	818,881
Minority shareholders	506,116	457,782

	506,116	1,276,663

23.	Loans and financing

	Currency	Annual Interest rate %	Maturity	2004
Mediocrédito	US$	1.75%	2005	7,984
Mediocrédito	US$	1.75%	2006 to 2014	67,862
CIDA	CAN$	3.00%	2005	1,483
Debentures	R$	103.5% of CDI	2007	1,500,000
Other loans in foreign currency	US$/JPY	Various (f)	2005	460,477
Other loans in foreign currency (c )	US$	Various (f)	2006 to 2010	652,691
Loan in local currency (c)	R$	6% + 3.75% spread and CDI + 0.4%per month	2005	3,599
Loan in local currency (c )	R$	6% + 3.75% spread and CDI + 0.4% per month	2006	2,119
Accrued interest (d)	R$/US$/ JPY/CAN$	—	2005	56,387
Accrued interest (e)	US$	—	2006	3,641

				2,756,243

Current				529,930
Long-term				2,226,313

	Currency	Annual Interest rate %	Maturity	2003
Mediocrédito	US$	1.75%	2004	8,690
Mediocrédito	US$	1.75%	2005 to 2014	82,554
CIDA	CAN$	3.00%	2004	1,025
CIDA	CAN$	3.00%	2005	475
Comtel	US$	10.75%	2004	895,652
Loan agreement (a)	R$	CDI + 2.75%	2005	15,540
Other loans in foreign currency	US$/JPY	Various (f)	2004	947,418
Other loans in foreign currency	US$	Various (f)	2005 to 2009	880,840
Loan in local currency (b)	R$	CDI + 2.75% and CDI + 2.80%	2004	15,814
Accrued interest	R$/US$/ JPY/CAN$	—	2004	113,463
Accrued interest	US$	—	2005 to 2014	15,678

				2,977,149

Current				1,982,062
Long-term				995,087

(a)	Refers to loans between Companhia Aix de Participações and Telemar Norte Leste S.A. whose consolidated balance represents 50% of the total balance.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2004, 2003 and 2002

(Amounts expressed in thousands of reais, unless otherwise indicated)

(b)	Refers to loans from financial institutions for financing of Companhia Aix de Participações’ working capital, which the Company guarantees.

(c)	Refers to loans in foreign and local currency, including loans from certain financial institutions for Santo Genovese’s working capital (Atrium).

(d)	Refers to interest on Debenture loan (R$21,959) and loans in foreign currency (R$34,428).

(e)	Refers to interest on loans in foreign currency

(f)	Line item represents aggregate of other loans in foreign currency, each with its own respective interest rate. See Note 23a below for detail on respective interest rates.

CDI – Certificate for Interbank Deposits. CDI is an index based upon the average rate per cost of loans negotiated among the banks within Brazil. As of December 31, 2004 and 2003 the CDI rate was 17.76% and 16.27% per year, respectively.

a.	Other loans in foreign currency

The composition of other loans in foreign currency is as follows:

	Currency	Annual interest rate -%	2004
Resolution No. 2,770	US$	2.00 to 6.9	310,640
Resolution No. 2,770	JPY	1.40	79,736
Debt assumption	US$	8.62 to 27.50	61,119
“Untied Loan” – JBIC	JPY	LIBOR + 1.25	643,242
DEG – Deutsche Investitions	US$	LIBOR + 6.0	18,431

			1,113,168

	Currency	Annual interest rate - %	2003
Resolution No. 2,770	US$	2.38 to 15.45	417,897
Resolution No. 2,770	US$	3.70	144,460
Resolution No. 4,131	US$	7.80	57,784
Resolution No. 4,131	US$	LIBOR + 1.00 to 3.13	115,568
Import financing	US$	7.11 to 9.17	19,618
Import financing	US$	LIBOR + 0.25 to 3.00	62,598
Debt assumption	US$	8.40 to 21.25	139,981
Debt assumption	US$	8.62 to 27.50	66,525
“Untied Loan” – JBIC	JPY	LIBOR + 1.25	133,972
“Untied Loan” – JBIC	JPY	LIBOR + 1.25	669,855

			1,828,258

TELECOMUNICAÇÕES DE SÃO PAULO S.A. — TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2004, 2003 and 2002

(Amounts expressed in thousands of reais, unless otherwise indicated)

b.	Repayment schedule

Long-term debt as of December 31, 2004 is scheduled to be repaid as follows:

Maturity	Total
2006	262,057
2007	1,655,065
2008	136,632
2009	136,632
Thereafter	35,927

2,226,313

Debentures

On September 3, 2004, the Company approved a Securities Distribution Program (“Program”) to raise capital for general corporate purposes. Accordingly, the Company filed a registration statement with the Brazilian Securities Commission on October 15, 2004, pursuant to which it may offer from time-to-time over a two-year period, non-convertible and unsecured simple debentures and/or promissory notes up to an aggregate amount of R$3.0 billion.

Pursuant to the Program, the Company issued Debentures maturing on September 1, 2010 in an aggregate principal amount of R$1.5 billion in minimum denominations of R$10.00. The Debentures bear interest commencing the date of issue with quarterly payments and are indexed to 103.5% of the CDI. The Debentures include an adjustment provision on September 1, 2007 that would allow for certain modifications in the terms and conditions governing the Debentures if a certain percentage of the holders vote favorably, including, among other adjustments, payment of principal in 2007 and/or the extension of payment beyond the maturity date of principal and/or interest. Given the presence of the adjustment provision, to be conservative, the Company has recorded its obligation to pay the principal on the Debentures in fiscal year 2007 as opposed to their scheduled maturity date in 2010.

c.	Guarantees

		2004	2003
	Guarantor
Comtel – principal	Guaranteed by Telebrás	—	895,652
Comtel – accrued interest	Guaranteed by Telebrás	—	27,782
Mediocredito – principal	Guaranteed by Federal Government	75,846	91,244
Mediocredito – accrued interest	Guaranteed by Federal Government	544	655

		76,390	1,015,333

Current		8,528	932,779
Long-term		67,862	82,554

d.	Debt acceleration risk

The Company’s various loan and financing agreements contain standard restrictive clauses (covenants) relating to its financial condition and operations. As of December 31, 2004, the Company is not in breach of its various loan and financing agreements, and the terms and conditions of such agreements did not restrict its conduct ordinary operations.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2004, 2003 and 2002

(Amounts expressed in thousands of reais, unless otherwise indicated)

24.	Other liabilities

	2004	2003
Employees’ profit sharing	59,594	74,071
Derivative transactions (Note 30)	235,918	359,482
Liabilities with related parties (Note 28)	87,192	77,500
Other	152,144	140,305

	534,848	651,358

Current	462,043	559,993
Long-term	72,805	91,365

25.	Reserve for contingencies

	Amounts involved
	2004				2003
Consolidated	Labor	Tax	Civil	Total	Total
Beginning balance	179,208	484,517	62,157	725,882	404,661

Additions	101,861	26,081	48,401	176,343	273,201
Payments Reversal	(39,212)	(3,448)	(73,764)	(116,424)	(11,367)
Monetary Variation	29,982	32,444	5,002	67,428	59,387

Ending balance	271,839	539,594	41,796	853,229	725,882

Current	31,112	16,673	5,062	52,847	49,408
Noncurrent	240,727	522,921	36,734	800,382	676,474

The Company’s provisioning policy for legal proceedings is based upon the risk of loss being determined as “probable”, “possible” or “remote”.

The Company, itself and also as successor-in-interest to certain entities, and its subsidiaries are involved in labor, tax and civil proceedings. Company management, in conjunction with and based on the opinion of its legal counsel, has recognized reserves for those cases in which an unfavorable outcome is considered probable, as follows:

Nature	2004	2003
Labor	271,839	179,208
Tax	539,594	484,517
Civil	41,796	62,157

Total	853,229	725,882

Current	52,847	49,408
Long term	800,382	676,474

The components of the charge included in the consolidated statements of income for contingent liabilities are as follows:

	2004	2003	2002
Additional provisions, net	78,977	273,201	31,695

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2004, 2003 and 2002

(Amounts expressed in thousands of reais, unless otherwise indicated)

25.1.	Labor contingencies

The Company has various labor contingencies in the amount of R$2,055,670 at December 31, 2004, of which R$271,839 was reserved to cover probable losses.

These contingencies involve several lawsuits, mainly related to wage differences, wage equivalence, overtime, employment relationship with employees of outsourced companies and job hazard premium, among others.

The following major lawsuits pending are:

•	A claim by a labor union representing 9,000 of its employees (SINTETEL) relating to an obligation under a collective labor agreement between Telesp and SINTETEL providing for the delivery of certain studies on the productivity of Telebrás. Despite the fact that this was an “obligation to perform” (as opposed to an “obligation to deliver”), SINTETEL demanded the payment of unpaid salary balances in the amount of 4%, since January 1995, which was allegedly due as productivity compensation. The lawsuit was declared groundless in the first two judicial levels, and an interim appeal filed by SINTETEL is pending judgment. The Company cannot estimate the amount involved at this point, and, even expecting that it is material, it did not made provisions to this lawsuit as an unfavorable outcome, since it is considered remote.

•	A claim by a labor union representing the employees of CTBC relating to an obligation under a collective labor agreement between CTBC (which was merged into our company in November 1999) and SINTETEL providing for the delivery of certain studies on the productivity of Telebrás. Despite the fact that this was an “obligation to perform” (as opposed to an “obligation to deliver”), SINTETEL demanded the payment of unpaid salary balances in the amount of 4%, since January 1995, which was allegedly due as productivity compensation. The lawsuit was declared groundless in the first judicial level; however, the higher regional labor court reversed the decision. The Company appealed to the superior labor court. The involved amounts are approximately R$87.7 million. The Company made no provisions to this lawsuit as an unfavorable outcome is considered possible.

25.2.	Tax contingencies

The Company has various tax contingencies in the amount of R$2,489,733 at December 31, 2004, of which R$539,594 was reserved to cover probable losses.

The principal tax contingencies for which the risks are considered remote, possible and probable by management and in conjunction with its legal counsel are as follows:

•	Claims by the National Institute of Social Security (INSS), amounting to R$772,420, referring to:

a.	Several legal proceedings for the collection of Seguro de Acidente de Trabalho (Workers Accident Insurance Compensation, or SAT) from January 1986 to June 1997, in the approximate amount of R$270,476. Based on a partially unfavorable court decision, management decided to record a provision of R$94,505 relating to the portion of the total amount for which the likelihood of loss is probable. No provision was made for the balance, for which the likelihood of loss is possible.

b.	Discussion relating to certain amounts paid under the Company’s collective labor agreements, as a result of inflationary adjustments arising out of Planos Bresser and Verão, in the aggregate amount of R$125,483 for which an unfavorable outcome is considered possible. Based on jurisprudence and a court decision for a similar proceeding involving one a related company, management decided to record a provision of R$86,723 relating to the portion of the total amount for which the likelihood of loss is probable.

c.

Notification demanding social security contributions, SAT and amounts for third parties (National Institute for Agrarian Reform and Colonization (INCRA) and Brazilian Mini and Small Business Support Agency (SEBRAE)) for the payment of various salary amounts for the period from January

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2004, 2003 and 2002

(Amounts expressed in thousands of reais, unless otherwise indicated)

1999 to December 2000, in the amount of approximately R$44,543. These lawsuits are in the 1st lower court and at the last administrative level, respectively. No provision was made for the balance, for which the likelihood of loss is deemed possible.

d.	Notification demanding social security contributions for joint liability in 1993, in the amount of approximately R$169,936, for which the risk is considered possible. No provision was made for this lawsuit. This process is at the 2nd administrative level.

e.	Legal proceedings imposed fines around R$161,982 for distribution of dividends when the Company was allegedly in debt to INSS. No provision was made for the balance, for which the likelihood of loss is deemed possible. This matter is at the 1st administrative level.

•	Claims by the Finance Secretary of the State of São Paulo, totaling R$694,439, referring to:

f.	Assessments on October 31 and December 13, 2001, related to ICMS (State VAT) allegedly due on international long-distance calls amounting to approximately R$154,846 for the period from November to December 1996 and from January 1997 to March 1998, considered as a possible risk, and to R$166,413 for the period from April 1998 to December 1999, considered as a remote risk. The first claim is at the 1st administrative level and the second claim is at the 2nd level.

g.	Assessment on February 29, 2000 demanding payment of the ICMS allegedly due on cell phone activation in the period from January 1995 to December 1997, plus fines and interest, amounting to approximately R$262,454, considered as a remote risk. The claim is at the 1st administrative level.

h.	Assessment on July 2, 2001 demanding the difference in ICMS paid without late-payment penalty, amounting to R$5,278, considered as a possible risk. The claim is in the 1st lower court level.

i.	Infraction notice related to the use of credits in the period from January to April 2002, in the amount of R$27,856, for which the risk is considered remote. The claim is at the 2nd administrative level.

j.	Infraction notice related to the use of ICMS credits on acquisition of consumable materials, in the amount of R$10,203, for which the risk is considered possible. The claim is at the 2nd administrative level.

k.	Infraction notice related to the non-reversal of ICMS credits in proportion to sales and exempt and non-taxed services in the period from January 1999 to June 2000, in addition to an ICMS credit unduly used in March 1999. The total amount involved is R$55,887. The risk is considered possible by legal counsel. The claim is at the 2nd administrative level.

l.	Notifications around R$7,575 regarding the defunct Ceterp’s fiscal benefit loss, through State Order nº 48.237/03, due to underpayment owing to an incorrect calculation of the debt amount, considered as possible risk. Considering its risk level, no provision was made.

m.	Fiscal executions demanding about R$3,927 concerning ICMS differences related to the period from May 1999 to June 2003. The Company is preparing documents to prove these amounts have been paid. The proceeding is at the 1st lower court level and it is considered as possible risk. No provision was made.

•	Litigation at the Federal and Municipal levels in the amount of R$603,481:

n.	The Company filed a lawsuit challenging the expansion of the COFINS and PIS (taxes on revenue) (COFINS until February 2004 tax basis and PIS until November 2002 tax basis), requiring the inclusion of financial and securitization income and exchange gains, instead of only on operating revenues. Despite the injunction obtained suspending the change in the calculation method, the Company recognized a provision of R$233,783, in case the final court decision is unfavorable to the Company.

o.

FINSOCIAL, currently COFINS, was a tax on gross operating revenues, originally established at a rate of 0.5% and gradually and subsequently raised to 2.0%. Such rate increases were judicially challenged with success by several companies, which led to the creation of taxable credits, caused by higher payments, which were offset by CTBC (company merged into the Company in November 1999)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2004, 2003 and 2002

(Amounts expressed in thousands of reais, unless otherwise indicated)

against current payments of related taxes, the COFINS. Claiming that those offsets made by CTBC were improper, the Federal Government made an assessment in the amount of R$15,472, considered as a possible loss. The claim is at the 2nd court level.

p.	Litigation contesting the incidence of taxation for corporate income tax, social contribution tax, PASEP and COFINS on telecommunication services of Ceterp, merged in November 2000, based on paragraph 3 of article 155 of the Federal Constitution, according to which, with the exception of VAT and taxes on exports and imports, no other taxation applies to services. The Company considers this case as a probable loss, and has reserved the amount of R$69,824. The claim is in the 2nd court.

q.	Lawsuit filed to obtain a court decision declaring the nonexistence of a legal tax relationship between Telesp and the Federal Government, the defendant, that would require the Company to pay the Economic Domain Intervention Contribution Tax (CIDE) on remittances to be made based on contracts with foreign residents, since the unconstitutionality of the referred tax is clear. The lawsuit also requests approval to offset, against other taxes payable, the amount of R$2,190, monetarily restated, related to the CIDE payment made in March 2002. The Company made an escrow deposit of R$2,178 related to the remittance made on October 18, 2002. The Company recognized a reserve for the unpaid amounts, in the amount of R$11,078. The claim is at the 1st low court.

r.	Fiscal executions demanding differences regarding income tax, declared on DCTF’s (Federal Tax Contribution Declaration) in 1999, around R$259,030 and R$4,758, considered, respectively, as remote and possible risk. It is at the 1st administrative level and no provision was made.

s.	At the municipal level, the Company has contingencies related to real estate tax (IPTU) in the amount of R$908, which have all been accrued due to the existence of favorable and unfavorable decisions in relation to the Company’s position.

t.	The City of São Paulo assessed the Company, alleging differences in the payment of the municipal tax on services (ISS), by the imputation of fines of 20% not paid by the Company, in the amount of R$8,948. The Company did not reserve for this contingency, since the lawyers responsible for this case believe that the risk is possible but not probable. The claim is at the first administrative level.

u.	There are other contingencies that have also been accrued, for which the involved amount is R$42,773; the risk is considered probable by management.

25.3.	Civil contingencies

The Company has various civil contingencies in the amount of R$1,871,386 at December 31, 2004, of which R$41,796 was reserved to cover probable losses.

These contingencies are related to different proceedings, including: telephone line with no recognized ownership, material and personal damages indemnity, and others, in which the aggregate amount in controversy is approximately R$341,000. Moreover, the Company is involved in public class action lawsuits related to the Community Telephone Plan (PCT), claiming the possible right for indemnity for purchasers of the expansion plans who did not receive shares for their financial investment, in the municipalities of Santo André, Diadema, São Caetano do Sul, São Bernardo do Campo, Ribeirão Pires and Mauá, involving a total amount of approximately R$565,521. The risks involved are considered possible by legal counsel. The claim is in the 2nd court.

25.4.	Regulatory and Antitrust Proceedings

The company is named in certain regulatory and antitrust proceedings generally related to its pricing practices with respect to interconnection fees and dedicated lines and, as part of more general industry-related litigation, the measure for tariff adjustments set forth in the company’s concession agreement. The company has made no provisions for the foregoing proceedings because it understands its position will prevail in relation to these matters or it is not possible to determine the final outcome.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2004, 2003 and 2002

(Amounts expressed in thousands of reais, unless otherwise indicated)

26.	Pension and other postretirement benefits

Telesp, together with other companies of the former Telebrás System, sponsors private pension benefit plans and health care plans for retirees, managed by Fundação Sistel de Seguridade Social (“Sistel”). Until December 1999, all sponsors of the existing plans managed by Sistel were unified. On December 28, 1999, the sponsors of the plans managed by Sistel negotiated the conditions for the creation of plans separated by sponsor (PBS Telesp Plan) and the continuation of participation in the unified plans only for participants who were already retired on January 31, 2000 (PBS-A), resulting in a proposal for restructuring the statutes and regulations of Sistel, which was approved by the Supplementary Pension Plan Secretariat on January 13, 2000.

As a result of the above, Telesp individually sponsors a defined retirement benefit plan (PBS Telesp Plan), which covers approximately 1% of the Company’s employees. In addition to the supplemental pension benefit, health care (PAMA) is provided to retired employees and their dependents, at shared costs. Contributions for the PBS Telesp Plan are determined based on actuarial valuations prepared by independent actuaries, in accordance with the rules in force in Brazil. The method used to determine costing is the capitalization method and the contribution by the sponsoring entity is 34.6% of payroll of employees covered by the plan, of which 33,1% is allocated to costing of the PBS Telesp Plan and 1.5% to costing of the PAMA Plan.

For the other Telesp employees, there is an individual defined contribution plan—Visão Telesp Benefit Plan, established by Sistel in August 2000. The Visão Telesp Plan is supported by contributions made by the participants (employees) and by the sponsor, which are credited to participants’ individual accounts. Telesp is responsible for the costs of all administrative expenses and plan maintenance, including participant’s death and disability risks. The employees participating in the defined benefit plan (PBS Telesp Plan) were granted the option of migrating to the Visão Telesp Plan. The new Plan was also offered to the other employees who did not participate in the PBS Telesp Plan, as well as to new hires. The Company’s contributions to the Visão Telesp Plan are equal to those of the employees, varying from 2% to 9% of salary, based on the percentage chosen by the participant.

Additionally, the Company supplements the retirement benefits of certain employees of the former CTB—Companhia Telefônica Brasileira.

In 2004, the Company made contributions to the PBS Telesp Plan in the amount of R$285 (R$244 in 2003) and the Visão Telesp Plan in the amount of R$20,657 (R$22,389 in 2003).

Assist individually sponsors a defined contribution plan similar to that of Telesp, the Visão Assist Benefit Plan, which covers about 46% of its employees. Assist’s contributions to that plan totaled R$225 (R$133 in 2003).

The Company recognized actuarial liabilities as provided in CVM Instruction No. 371 of December 13, 2000. The actuarial valuation of the plans was made using the projected unit credit method. For multiemployer plans (PAMA and PBS-A), apportionment of assets is made based on the sponsoring entity’s actuarial liabilities in relation to the plans’ total actuarial liabilities.

The accrual for the plans as of December 31, 2004 and 2003 is as follows:

Plan	2004	2003
PBS / Visão Telesp / CTB	25,734	33,398
PAMA	18,917	48,996
Visão Assist	87	2

Total	44,738	82,396

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2004, 2003 and 2002

(Amounts expressed in thousands of reais, unless otherwise indicated)

a)	Reconciliation between assets and liabilities

	2004
	PBS/Visão- Telesp/CTB	PAMA (i)	PBS-A (i) (ii)	Visão Assist
Total actuarial liabilities	114,700	75,388	768,752	257
Fair value of assets	98,606	56,471	999,710	170

Liabilities (assets), net	16,094	18,917	(230,958)	87
Unrecorded surpluses	9,640	—	230,958	—

Recorded balance	25,734	18,917	—	87

	2003
	PBS/Visão- Telesp/CTB	PAMA (i)	PBS-A (i) (ii)	Visão Assist
Total actuarial liabilities	120,699	112,414	746,492	150
Fair value of assets	87,301	63,418	891,936	148

Liabilities (assets), net	33,398	48,996	(145,444)	2
Unrecorded surpluses	—	—	145,444	—

Recorded balance	33,398	48,996	—	2

(i)	Refers to Telesp’s proportional share of assets and liabilities of multisponsored plans PAMA and PBS-A.

(ii)	Despite the surplus of PBS-A as of December 31, 2004 and 2003, no asset was recognized by the sponsor in view of the legal impossibility of reimbursement of such surplus, in addition to the fact that this is a noncontributory plan, which prevents a reduction of the sponsor’s contributions in the future.

b)	Expenses recognized in income

	2004
	PBS /Visão Telesp/CTB	PAMA	Visão – Assist
Service cost	2,931	77	17
Interest cost	13,006	12,395	15
Expected return on assets	(9,855)	(6,860)	(16)
Employees’ contributions	(366)	—	—
Recognition of (gains) losses for the year	(11,258)	(35,665)	90

	(5,542)	(30,053)	106

	2003
	PBS /Visão Telesp/CTB	PAMA	Visão – Assist
Service cost	2,679	99	11
Interest cost	11,505	19,220	3
Expected return on assets	(6,632)	(10,671)	(5)
Employees’ contributions	(272)	—	—
Companies’ contributions for 2003	(1,912)	(33)	(24)
Recognition of (gains) losses for the year	(20,777)	(55,897)	30

	(15,409)	(47,282)	15

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2004, 2003 and 2002

(Amounts expressed in thousands of reais, unless otherwise indicated)

c)	Change in net actuarial liabilities (assets)

	PBS /Visão Telesp/CTB	PAMA	Visão – Assist
Liabilities (assets), net - December 31, 2002	48,806	96,278	(13)
Expenses for 2003	7,281	8,648	9
Companies’ contributions for 2003	(1,912)	(33)	(24)
Recognition of (gains) losses for the year	(20,777)	(55,897)	30

Liabilities (assets), net – December 31, 2003	33,398	48,996	2

Expenses for 2004	5,716	5,612	16
Companies’ contributions for 2004	(2,122)	(26)	(21)
Recognition of (gains) losses for the year	(11,258)	(35,665)	90

Actuarial liabilities, net	25,734	18,917	87

d)	Change in actuarial liabilities

	PBS /Visão - Telesp/CTB	PAMA	PBS-A	Visão Assist
Actuarial liability as of December 31, 2002	117,983	173,262	624,904	38
Cost of current service	2,679	99	—	12
Interest on actuarial liabilities	11,505	19,220	67,772	3
Benefits paid during the year	(8,923)	(5,220)	(58,557)	—
Actuarial (gains) losses for the year	(2,545)	(74,947)	112,373	97

Actuarial liability as of December 31, 2003	120,699	112,414	746,492	150
Cost of current service	2,932	77	—	17
Interest on actuarial liabilities	13,006	12,395	80,786	15
Benefits paid during the year	(6,283)	(4,673)	(65,345)	—
Actuarial (gains) losses for the year	(15,654)	(44,825)	6,819	75

Actuarial liability as of December 31, 2004	114,700	75,388	768,752	257

e)	Change in plan assets

	PBS /Visão - Telesp/CTB	PAMA	PBS-A	Visão Assist
Fair value of plan assets at December 31, 2002	69,177	76,984	780,620	51
Benefits paid in the year	(8,923)	(5,220)	(58,557)	—
Sponsor’s contributions in the year	2,139	33	—	25
Return on plan assets in the year	24,908	(8,379)	169,873	72

Fair value of plan assets at December 31, 2003	87,301	63,418	891,936	148
Benefits paid in the year	(6,283)	(4,673)	(65,346)	—
Sponsor’s contributions in the year	2,440	25	—	20
Return on plan assets in the year	9,855	(2,299)	173,120	17
Gains (Losses) on Assets	5,293	—	—	(15)

Fair value of plan assets at December 31, 2004	98,606	56,471	999,710	170

f)	Expenses estimated for 2005

	PBS /Visão Telesp/CTB	PAMA	Visão – Assist
Cost of current service	120	41	32
Interest cost	8,875	8,321	26
Expected return on assets	(7,718)	(8,979)	(22)
Employees’ contributions	(229)	—	—

	1,048	(617)	36

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2004, 2003 and 2002

(Amounts expressed in thousands of reais, unless otherwise indicated)

g)	Actuarial assumptions

	2004
	PBS/Visão Telesp/ Visão Assist/CTB	PAMA	PBS-A
Rate used for present value discount of actuarial liabilities	11.30% p.a.	11.30% p.a.	11.30% p.a.
Expected return on plan assets	13,75% p.a.	16,40% p.a.	12,20% p.a.
Future salary increase rate	7.10% p.a.	7.10% p.a.	7.10% p.a.
Inflation	5.00% p.a.	5.00% p.a.	5.00% p.a.
Medical cost increase rate	Not applicable	8.15%p.a.	Not applicable
Increase in use of medical services for each additional year of age	Not applicable	4.00% p.a.	Not applicable
Benefit growth rate	5.00% p.a.	5.00% p.a.	5.00% p.a.
Capacity factor – salaries	98.00%	Not applicable	Not applicable
Capacity factor – benefits	98.00%	Not applicable	Not applicable
Mortality rate	UP84 with 1 year of aggravation segregated by sex	UP84 +1	UP84 with 1 year of aggravation segregated by sex
Disability mortality rate	IAPB-57	Not applicable	Not applicable
Disability rate	Mercer Disability Table	Mercer Disability Table	Not applicable
Turnover table	0.15/(Employment time + 1) up to 50 years old - zero	Not applicable	Not applicable
Retirement age	Age at which participants are first entitled to one of the benefits	Age at which Social Security Retirement is eligible	Not applicable
Married active participants on retirement date	95.00%	Not applicable	Not applicable
Age difference between participants and spouses	Wives four years younger than husbands	Not applicable	Not applicable
Number of active participants and dependents	—	78	—
Number of participants’ beneficiaries	—	4.188	5.378
Number of PBS - Telesp Plan/CTB active participants	48	—	—
Number of PBS - Telesp Plan/ CTB retired participants	775	—	—
Number of dependent groups of retirees - PBS – Telesp/CTB	23	—	—
Number of active participants of Visão Telesp Plan (including self-sponsored)	6.836	—	—
Number of active participants of Visão Assist Plan	50	—	—

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2004, 2003 and 2002

(Amounts expressed in thousands of reais, unless otherwise indicated)

	2003
	PBS/Visão Telesp/ Visão Assist/CTB	PAMA	PBS-A
Rate used for present value discount of actuarial liabilities	11.30% p.a.	11.30% p.a.	11.30% p.a.
Expected return on plan assets	11.83% p.a.	11.30% p.a.	11.30% p.a.
Future salary increase rate	7.10% p.a.	7.10% p.a.	7.10% p.a.
Inflation	5.00% p.a.	5.00% p.a.	5.00% p.a.
Medical cost increase rate	Not applicable	8.15% p.a.	Not applicable
Increase in use of medical services for each additional year of age	Not applicable	4.00% p.a.	Not applicable
Benefit growth rate	5.00% p.a.	5.00% p.a.	5.00% p.a.
Capacity factor – salaries	98.00%	Not applicable	Not applicable
Capacity factor – benefits	98.00%	Not applicable	Not applicable
Mortality rate	UP84 with 1 year of aggravation segregated by sex	UP84 +1	UP84 with 1 year of aggravation segregated by sex
Disability mortality rate	IAPB-57	Not applicable	Not applicable
Disability rate	Mercer Disability Table	Mercer Disability Table	Not applicable
Turnover table	0.15/(Employment time + 1) up to 50 years old - zero	Not applicable	Not applicable
Retirement age	Age at which participants are first entitled to one of the benefits	Not applicable	Not applicable
Married active participants on retirement date	95.00%	Not applicable	Not applicable
Age difference between participants and spouses	Wives four years younger than husbands	Not applicable	Not applicable
Number of active participants and dependents	—	78	—
Number of participants’ beneficiaries	—	4.188	5.378
Number of PBS - Telesp Plan/CTB active participants	128	—	—
Number of PBS - Telesp Plan/CTB retired participants	628	—	—
Number of dependent groups of retirees - PBS – Telesp/CTB	193	—	—
Number of active participants of Visão Telesp Plan (including self-sponsored)	7.527	—	—
Number of active participants of Visão Assist Plan	30	—	—

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2004, 2003 and 2002

(Amounts expressed in thousands of reais, unless otherwise indicated)

27.	Shareholders’ equity

a.	Share capital

The Company’s authorized share capital at December 31, 2004 was 700 billion shares, both common and preferred, with the Board of Directors being the body that is competent to approve any increase and issue of additional shares, within the limit of authorized capital.

Capital subscribed and paid-up at the balance sheet date was represented by the following shares, without par value:

Number of shares	2004	2003
Total shares:
Common shares	165,320,206,602	165,320,206,602
Preferred shares	328,272,072,739	328,272,072,739

Total	493,592,279,341	493,592,279,341

Shareholders’ equity	11,398,632	12,269,060

Book value per thousand shares outstanding (R$) Common and preferred shares	23.09	24.86

The Company’s share capital may be increased only by a decision taken at a shareholder meeting or by the Board of Directors up to the limit of authorized capital.

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

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2004, 2003 and 2002

(Amounts expressed in thousands of reais, unless otherwise indicated)

appropriations to this reserve are not compulsory. This reserve can be used only to increase share capital or offset accumulated losses.

d.	Retained earnings

Under Brazilian Corporate Law, as amended in October 2001, net income for the year shall be fully allocated under the situations prescribed in that law. The balance of retained earnings as of December 31, 2002 was determined prior to the amendment to the referred law.

Net income for 2004 was fully allocated to income reserves, dividends and interest on shareholders’ equity. As a result of this allocation, part of retained earnings from prior years, in the amount of R$1,026,199, has been used to distribute dividends and interest on shareholders’ equity.

e.	Dividends

Pursuant to its by-laws, the Company is required to distribute as dividends in respect of each fiscal year ending on December 31, to the extent earnings are available for distribution, an aggregate amount equal to at least 25% of Adjusted Net Income (as defined below). Preferred shares are entitled to receive cash dividends 10% higher than those attributed to common shares.

As determined by Brazilian Corporation Law, and in accordance with the Company’s by-laws, “Adjusted Net Income” is an amount equal to the Company’s net income adjusted to reflect allocations to or from (i) legal reserve; (ii) the statutory reserve; and (iii) a contingency reserve for anticipated losses, if any.

For 2004 and 2003, dividends and interest on shareholders’ equity were calculated, as follows:

	2004	2003
Statutory minimum dividends based on adjusted net income:
Net income	2,181,149	1,588,002
Allocation to legal reserve	(109,058)	(79,400)

Adjusted net income	2,072,091	1,508,602

Statutory minimum dividends of 25%	518,023	377,151

Interest on shareholders’ equity, net of income tax on minimum dividends	755,310	935,000
Additional dividends declared	2,209,690	2,700,000

Total dividends paid and declared, net of income tax	2,965,000	3,635,000

	2004		2003
Amounts per thousand shares - R$	Gross	Net	Gross	Net
Interest on shareholders’ equity
Common shares	1.688007	1.434806	2.089588	1.776150
Preferred shares	1.856808	1.578286	2.298547	1.953765

	2004
Amounts per thousand shares - R$	Common	Preferred
Interest on shareholders’ equity - net of income tax	1.434806	1.578286
Interim dividends declared in April 2004	1.165553	1.282108
Interim dividends declared in October 2004	3.032030	3.335233

	5.632389	6.195627

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2004, 2003 and 2002

(Amounts expressed in thousands of reais, unless otherwise indicated)

	2003
Amounts per thousand shares - R$	Common	Preferred
Interest on shareholders’ equity - net of income tax	1.776150	1.953765
Interim dividends declared in April 2003	1.703964	1.874360
Interim dividends declared in October 2003	3.425025	3.767527

	6.905139	7.595652

	2004	2003
Number of outstanding shares - in thousands (at December 31)	493,592,279	493,592,279

Common shares	165,320,206	165,320,206
Preferred shares	328,272,073	328,272,073

f.	Interest on shareholders’ equity

Under Brazilian law, a Company may pay interest on shareholders’ equity, deductible for tax purposes, in lieu of paying dividends, which are not tax deductible.

As proposed by management, in December 2004 and 2003, interest on shareholders´equity fully attributed to mandatory minimum dividends was credited, pursuant to Article 9 of Law No. 9249/95, net of withholding income tax.

The proposed interest on shareholders’ equity was determined as follows:

	2004	2003
Interest on shareholders’ equity	888,600	1,100,000

Common shares	279,062	345,451
Preferred shares	609,538	754,549
Withholding tax	(133,290)	(165,000)

Interest on shareholders’ equity included in dividends	755,310	935,000

Tax-exempt shareholders will receive interest on shareholders’ equity in full, not subject to withholding tax.

Dividends and interest on shareholders’ equity credited in 2004 and 2003 are higher than the mandatory minimum dividend established by the Company’s bylaws and Article 202 of Law No. 6,404/76. Additional dividends of 10% more than common shares are credited to preferred shareholders, as prescribed by Article 17 of Law No. 6,404/76, amended by Law No. 10,303/01.

g.	Payment of dividends and interest on capital

On April 7, 2004, the Board of Directors approved the distribution of interim dividends in the amount of R$613,570 based on retained earnings as of December 31, 2003 and Interest on Shareholders’ Equity in the amount of R$295,800 (R$251,430 net of income tax), to shareholders included in the records on that date, which were paid beginning April 23, 2004. Additionally, on March 25, 2004, the Annual Shareholders’ Meeting approved the payment of interest on shareholders’ equity, which started being paid on April 23, 2004, in the amount of R$1,100,000 (R$935,000 net of income tax), to shareholders at record as of December 29, 2003.

On October 5, 2004, the Board of Directors approved the payment of interim dividends based on the financial statements as of June 30, 2004, in the amount of R$1,596,120, and interest on shareholders’ equity in the amount of R$592,800 (R$503,880 net of income tax), which started being paid to shareholders at record as of October 5, 2004 on October 29, 2004.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2004, 2003 and 2002

(Amounts expressed in thousands of reais, unless otherwise indicated)

h.	Unclaimed dividends

Dividends and interest on shareholders’ equity unclaimed by shareholders within three years from declaration are reversed to retained earnings, in conformity with Law No. 6404, Article 287, II, item a, of December 15, 1976.

28.	TRANSACTIONS AND BALANCES WITH RELATED COMPANIES

	2004
	Atento Brasil S.A.	Grupo Brasilcel (VIVO)	Emergia Brasil Ltda.	Telefônica S.A.	Cia. Telecom. de Chile Transm. Regionales S.A.	Telefónica de Argentina S.A.	Telefónica de España S.A.	Telefônica Empresas S.A.
ASSETS
Current assets	15,088	268,509	914	2,778	1,479	1,901	2,233	15,605

Trade accounts receivable	2,051	256,345	42	—	1,265	1,582	2,233	14,007
Other recoverable assets	—	—	—	—	—	—	—	—
Other Assets	13,037	12,164	872	2,778	214	319	—	1,598
Noncurrent assets	—	353	186	256	—	—	—	8,513

Total assets	15,088	268,862	1,100	3,034	1,479	1,901	2,233	24,118

LIABILITIES
Current liabilities	34,136	110,444	26	21	1,716	1,958	3,934	5,050

Accounts payable	34,134	110,442	—	21	1,716	1,958	3,934	5,045
Other	2	2	26	—	—	—	—	5
Long-term liabilities	—	—	3,663	—	—	—	—	34,628

Accounts payable	—	—	103	—	—	—	—	34,628
Other	—	—	3,560	—	—	—	—	—

Total liabilities	34,136	110,444	3,689	21	1,716	1,958	3,934	39,678

STATEMENT OF INCOME
Revenue	8,809	203,418	341	—	—	—	—	103,946

Telecommunication services	8,809	169,573	341	—	—	—	—	92,478
Financial income	—	—	—	—	—	—	—	—
Other operating income	—	33,845	—	—	—	—	—	11,468
Costs and expenses	(208,229)	(1,896,161)	(235)	—	(944)	(3,879)	(4,082)	(209,308)

Cost of services provided	(47,175)	(1,838,729)	(235)	—	(944)	(3,879)	(4,082)	(92,782)
Selling	(161,003)	(57,006)	—	—	—	—	—	(24,577)
General and administrative	(51)	(426)	—	—	—	—	—	(4,131)
Other operating expenses	—	—	—	—	—	—	—	(87,818)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2004, 2003 and 2002

(Amounts expressed in thousands of reais, unless otherwise indicated)

	2004
	Terra Networks Brasil S.A.	Telefônica Gestão de Serv. Comp. do Brasil Ltda.	Telefónica Interna- cional S.A.	Telefónica Procesos y Tecnologia de la Inform. S.A.	Telefônica Public. Inform. Ltda	Telefónica Móviles	Telefônica Pesquisas e Desenv. Ltda	Others	Total
ASSETS
Current assets	5,810	23,539	5,224	—	4,417	13,194	78	3,224	363,993

Trade accounts receivable	5,206	20	—	—	48	—	—	302	283,101
Other recoverable assets	—	10,035	—	—	—	—	—	574	10,609
Other	604	13,484	5,224	—	4,369	13,194	78	2,348	70,283
Noncurrent assets	422	2,444	476	—	7	223	110	2,952	15,942

Total assets	6,232	25,983	5,700	—	4,424	13,417	188	6,176	379,935

LIABILITIES
Current liabilities	21,244	7,713	35,558	11,316	1,729	—	35,612	6,599	277,056

Accounts payable	21,229	7,500	362	11,316	56	—	35,569	6,044	239,326
Other	15	213	35,196	—	1,673	—	43	555	37,730
Long-term liabilities	—	2,108	—	—	2	13,532	95	14	54,042

Accounts payable	—	2,108	—	—	2	13,532	95	14	50,482
Other	—	—	—	—	—	—	—	—	3,560

Total liabilities	21,244	9,821	35,558	11,316	1,731	13,532	35,707	6,613	331,098

STATEMENT OF INCOME
Revenue	59,699	1,248	—	—	525	—	—	115	378,101

Telecommunications services	59,699	821	—	—	525	—	—	115	332,361
Financial income	—	427	—	—	—	—	—	—	427
Other operating income	—	—	—	—	—	—	—	—	45,313
Costs and expenses	(89,374)	(78,563)	(24,013)	—	(4,542)	—	(8,772)	(5,874)	(2,533,976)

Cost of services provided	(47,228)	(2,992)	—	—	—	—	(2,435)	(4,360)	(2,044,841)
Selling	(41,896)	(1,527)	—	—	(4,542)	—	(5,486)	(450)	(296,487)
General and administrative	(250)	(74,044)	(24,013)	—	—	—	(851)	(1,064)	(104,830)
Other operating expenses	—	—	—	—	—	—	—	—	(87,818)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2004, 2003 and 2002

(Amounts expressed in thousands of reais, unless otherwise indicated)

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

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2004, 2003 and 2002

(Amounts expressed in thousands of reais, unless otherwise indicated)

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

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2004, 2003 and 2002

(Amounts expressed in thousands of reais, unless otherwise indicated)

	2002
	Atento Brasil S.A.	Grupo Brasilcel (VIVO)	Emergia Brasil Ltda.	Telefonica Factoring do Brasil Ltda.	SP Telecom Holding Ltda.	Telfónica de Argentina S.A.	Telefónica de España S.A.
STATEMENT OF INCOME
Revenue	2,992	104,988	423	—	—	930	931

Telecommunications services	2,190	104,988	423	—	—	930	857
Financial income	802	—	—	—	—	—	74
Other operating income	—	—	—	—	—	—	—
Costs and expenses	(128,823)	(1,144,286)	—	—	—	(3,467)	(126,197)

Cost of services provided	(1,330)	(1,144,286)	—	—	—	(3,467)	(5,243)
Selling	(126,815)	—	—	—	—	—	—
General and administrative	(678)	—	—	—	—	—	—
Financial expenses	—	—	—	—	—	—	(120,954)
Other operating expenses	—	—	—	—	—	—	—
Nonoperating expenses	—	—	—	—	—	—	—

	2002
	Telefônica Empresas S.A.	Terra Networks Brasil S.A.	Telefônica Gestão de Serv, Comp, do Brasil Ltda.	Telefónica Internacional S.A.	Others	Total
STATEMENT OF INCOME
Revenue	113,806	5,556	1,727	2,706	12,885	246,944

Telecommunications services	109,834	5,556	986	—	1,407	227,171
Financial income	—	—	741	2,706	11,478	15,801
Other operating income	3,972	—	—	—	—	3,972
Costs and expenses	(98,248)	—	(79,371)	(290,057)	(52,199)	(1,922,648)

Cost of services provided	—	—	(36,000)	—	(3,321)	(1,193,647)
Selling	—	—	(396)	—	—	(127,211)
General and administrative	—	—	(42,975)	(45,845)	(78)	(89,576)
Financial expenses	—	—	—	(244,212)	—	(365,166)
Other operating expenses	(98,248)	—	—	—	—	(98,248)
Nonperating expenses	—	—	—	—	(48,800)	(48,800)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2004, 2003 and 2002

(Amounts expressed in thousands of reais, unless otherwise indicated)

Revenue from telecommunications services are comprised of the following:

•	services to Telefônica Empresas S.A. for subscriptions, rent from infrastructure and traffic payments;

•	services to Atento Brasil S.A. for subscriptions and other services;

•	services to Terra Networks Brasil S.A. related to subscriptions and Speedy, and

•	services to Brasilcel Group companies (VIVO) related to subscriptions, network use and other.

The foregoing services are subject to tariffs and other regulatory conditions established by Anatel. For unregulated services, we charge prices equivalent to those available to and from third-parties.

Other Operating Income includes specially rented equipment for IP Network and Speedy Link, rented to Telefônica Empresas S.A. since January 2004 and network infrastructure rented to Telesp Celular S.A., accounted for at technical and administrative services and other (see Note 7).

Cost of services provided and selling expenses primarily refer to the following:

•	services provided by Atento Brasil S.A. related to a call center that handles, among other things, customer calls, product sales and services, as well as the collection of past-due bills;

•	services provided by Telefônica Gestão de Serviços Compartilhados do Brasil Ltda. related to asset management, logistics and transportation; and

•	services provided by Terra Networks Brasil S.A. related to advertising and sales commissions.

In addition, we pay for traffic services (cellular terminal) from and commissions to Brasilcel Group companies (VIVO). Anatel regulates inputs related to telecommunications services, and we acquire other inputs under conditions equivalent available to and from third-parties.

General and administrative expenses refer to management services provided by T-Gestiona, in the accounting, financial, HR, IT, asset management and logistics areas; and management fees calculated up to 0.2% of net revenue, payable to Telefónica Internacional S.A. The contracts and conditions related to management fees were negotiated at the time of the Company’s privatization auction.

Other operating expenses refer to commissions on voice and data communication services provided to Telefônica Empresas S.A.

29.	Insurance

The policy of the Company and its subsidiaries, as well as that of the Telefónica Group, requires insurance coverage for all assets and liabilities involving significant amounts and high risks based on management’s judgment, following Telefónica S.A.’s corporate program guidelines. In this context, the Company obeys Brazilian Law in full for contracting insurance coverage.

Insurance	Coverage value
Operational Risks	US$	6,743,393.00
Optional Civil Responsibility	R$	1,000
Anatel Guarantee Insurance	R$	30,759

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2004, 2003 and 2002

(Amounts expressed in thousands of reais, unless otherwise indicated)

30.	Financial instruments

In compliance with the terms of CVM Instruction No. 235/95, the Company has evaluated the book values of its assets and liabilities in relation to market values based on available information and appropriate valuation methodologies. However, the interpretation of market information, as well as the selection of methodologies, requires considerable judgment and reasonable estimates in order to produce adequate realization values. As a result, the estimates presented do not necessarily indicate the amounts, which might be realized in the current market. The use of different market approaches and/or methodologies for the estimates may have a significant effect on the estimated realizable values.

Book and market values of financial instruments as of December 31 are as follows:

	2004		2003
	Book Value	Market Value	Book Value	Market Value
Asset (liability)
Loans and financing	(2,756,243)	(2,783,035)	(2,977,149)	(3,006,402)
Derivatives	(235,918)	(124,457)	(359,482)	(178,393)
Cash and cash equivalents	238,577	238,577	214,932	214,932

	(2,753,584)	(2,668,915)	(3,121,699)	(2,969,863)

The Company has investments carried under both the cost and equity methods. The net assets of the Company’s subsidiary, Aliança Atlântica, are represented principally by an equity interest of 0.46% in Portugal Telecom.

The Company has a direct interest of 0.69% (0.64% in 2003) and an indirect interest of 0.23% (0.21% in 2003) in Portugal Telecom, carried at cost. The investment, at market value, is based on the last quotation of December 2004 on the Lisbon Stock Exchange for Portugal Telecom, equivalent to 9.10 euros (7.98 euros in December 2003):

	2004		2003
	Book Value	Market Value	Book Value	Market Value
Portugal Telecom - direct interest	75,362	263,309	75,362	232,886
Portugal Telecom - indirect interest through Aliança Atlântica	70,967	87,770	71,577	77,629

	146,329	351,079	146,939	310,515

The principal market risk factors that affect the Company’s business are detailed below:

a.	Exchange rate risk

This risk arises from the possibility that the Company may incur losses due to exchange rate fluctuations, which would increase the balances of loans and financing denominated in foreign currency and the related financial expenses. To reduce this risk, the Company enters into hedge contracts (swaps) with financial institutions.

The Company’s indebtedness and the results of operations are significantly affected by foreign exchange rate risk. As of December 31, 2004, 44.60% of the Company’s debt was denominated in foreign currency (U.S. dollar, Canadian dollar and yen); where 98.5% was hedged by asset positions in foreign currency transactions (swaps for CDI). Gains or losses on these operations are recorded in income. In 2004, these transactions generated a net loss of R$298,862 (a net loss of R$1,182,206 in 2003). The Company has recorded a liability of R$235,918 as of December 31, 2004 to reflect the unrealized loss (a liability of R$359,482 at December 31, 2003 representing unrealized loss).

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2004, 2003 and 2002

(Amounts expressed in thousands of reais, unless otherwise indicated)

The book and market values of the Company’s net excess (exposure) to exchange rate risk as of December 31, 2004 and 2003 are as follows:

	2004		2003
	Book Value	Market Value	Book Value	Market Value
Liabilities
Loans and financing	(1,228,566)	(1,237,400)	(2,945,795)	(2,975,048)
Purchase commitments	(42,986)	(42,986)	(40,846)	(40,846)
Asset Position on Swaps	1,253,415	1,270,788	2,983,462	3,020,168

Net excess (exposure)	(18,137)	(9,598)	(3,179)	4,274

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

As of December 31, 2004, the Company had R$1,228,566 (R$2,945,795 as of December 31, 2003) of loans and financing in foreign currency, of which R$562,980 (R$1,950,577 as of December 31, 2003) was at fixed interest rates and R$665,586 (R$995,218 as of December 31, 2003) was at variable interest rates (Libor). To hedge against the exchange risk on these foreign currency debts, the Company has hedge transactions in order to peg these debts to local currency, at floating rates indexed to the CDI x fixed-rates to partially hedge against internal interest rate fluctuations. On the other hand, the company contracted CDI Swaps, which in December 2004 was in R$665,459 (positive position in CDI). The Company also invests its excess cash (temporary cash investments) of R$238,577 (R$214,932 as of December 31, 2003), mainly in short-term instruments, based on the CDI variation, which reduces this risk. The book values of these instruments approximate market values, since they may be redeemed in the short term.

The Company has a hedge against external variable interest rate risks on the financing obtained from JBIC – Japan Bank for International Cooperation. The Company continues monitoring market rates in order to evaluate the need to contract other derivatives to hedge against the volatility risk of external variable rates on the remaining balance.

Another risk to which the Company is exposed is the non-matching of the monetary restatement indices for its debt and for accounts receivable. Telephone tariff adjustments do not necessarily follow increases in local interest rates, which affect the Company’s debt.

c.	Credit risk

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

As of December 31, 2004, the Company’s customer portfolio had no subscribers whose receivables were individually higher than 1% of the total accounts receivable from services.

The Company is also subject to credit risk related to temporary cash investments and receivables from swap transactions. The Company reduces this exposure by diversifying it among first line financial institutions.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2004, 2003 and 2002

(Amounts expressed in thousands of reais, unless otherwise indicated)

31.	Management compensation

For the year ended December 31, 2004, the Company paid approximately R$19,400 for 2004 (R$13,000 in 2003) as management compensation to the Board of Directors and officers, of which R$11,500 (R$9,800 in 2003) refers to salaries and benefits and R$7,900 (R$3,200 in 2003) to bonus compensation.

32.	Subsequent events

On April 1, 2005, the Board of Directors approved the payment of interim dividends in the amount of R$1.5 billion. These intermediary dividends were declared based on the accumulated earnings as of the annual financial statements of December 31, 2004, according to Article 28 of the Company’s by-laws and Articles 204 and 205 of Law 6,404/76.

The Board of Directors also approved the payment of interest on shareholders’ equity in the amount of R$359 million, subjected to income tax withholding of 15%, resulting in a net payment of R$305 million in accordance with the article 9 of the Law 9,249/95.

The shareholders individually registered as such at the end of the day, on April 1, 2004 would be able to receive the dividends and interest on shareholders’ equity above.

The amounts per thousand shares are presented as follows:

Interim Dividends

	Common	Preferred (*)
Amount per thousand shares: R$	2.849438590591	3.134382449650

(*)	10% higher than the dividend granted to each common share, in accordance with article 7 of the Company’s bylaws

The interim dividends will be charged against the minimum mandatory dividends for the fiscal year 2005, ad referendum at Shareholders General Meeting, which will approve the amounts for 2005.

Interest on shareholders’ equity

Amount per thousand shares: R$	Immune or Exempt Legal Entities (gross value)	Income Tax Withhold (15%)	Taxed Legal Entities and Individuals (net value)
Common shares	0.681965636014	0.102294845402	0.579670790612
Preferred shares (*)	0.750162199615	0.112524329942	0.637637869673

(*)	10% higher than the dividend granted to each common share, in accordance with article 7 of the Company’s bylaws

This interest on shareholders’ equity will be paid until the end of 2005. The interest can be included in the minimum mandatory dividends for the fiscal year 2005.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2004, 2003 and 2002

(Amounts expressed in thousands of reais, unless otherwise indicated)

33.	Summary of the differences between BR CL and U.S. GAAP

The Company’s accounting policies follow accounting practices adopted in Brazil, which are based on the Brazilian Corporate Law (Law Nº 6,404/76, as amended), certain regulations prescribed by Anatel, accounting standards and procedures established by the Brazilian Securities Commission (CVM) and the accounting standards issued by the Independent Auditors Institute of Brazil (Instituto dos Auditores Independentes do Brasil – IBRACON). A summary of the Company’s principal current accounting policies that differ significantly from U.S. GAAP is set forth below.

a.	Monetary Restatement of 1996 and 1997

As discussed in Note 2.c. and 2.d., the Company changed the basis of presentation of its financial statements from the Constant Currency Method to BR CL in 2003. Under BR CL, the effects of monetary restatement are recorded until December 31, 1995. Since Brazil was still considered a highly inflationary economy until 1997, the U.S. GAAP reconciliation herein presented includes an adjustment to record monetary restatement up to December 31, 1997. The amortization of the asset appreciation, which originated from such monetary restatement has been recognized in the reconciliation to U.S. GAAP. The loss related to monetary restatement on disposal of such assets is classified for U.S. GAAP purposes as a component of other operating expenses.

b.	Different criteria for capitalizing and depreciating capitalized interest

Until December 31, 1993, under BR CL, telecommunication companies capitalized interest was not added to the individual assets in property, plant and equipment, instead it was capitalized separately and amortized over a time period different from the useful lives of the related assets. Also, until December 31, 1998, under BR CL as applied to companies in the telecommunications industry, interest attributable to construction-in-progress was computed at the rate of 12% per annum of the balance of construction-in-progress and that part which related to interest on third party loans was credited to interest expense based on actual interest costs with the balance relating to its own capital being credited to capital reserves. For the four-year period ended December 31, 2004 as permitted under BR CL, the Company did not capitalize interest attributable to construction-in-progress under BR CL.

Under U.S. GAAP, in accordance with the provisions of SFAS 34, interest incurred on borrowings is capitalized to the extent that borrowings do not exceed construction-in-progress. The credit is a reduction of interest expense. Under U.S. GAAP, capitalized interest is added to the individual assets and is amortized over their useful lives. Under U.S. GAAP, the amount of interest capitalized excludes the monetary gain associated with the borrowings and the foreign exchange gains and losses on foreign currency borrowings. The U.S. GAAP differences between the accumulated capitalized interest on disposals and the accumulated amortization on disposals relate to the differences between capitalized interest and related accumulated amortization under BR CL and U.S. GAAP, which is included in the net book value of disposed property, plant and equipment.

The effects of these different criteria for capitalizing and depreciating capitalized interest are presented below:

	2004	2003	2002
Capitalized interest difference
U.S. GAAP capitalized interest:
Interest which would have been capitalized and credited to income under U.S. GAAP (interest incurred on loans from the Company’s parent and from third parties, except in years where total loans exceeded total Construction in progress, when capitalized interest is reduced proportionately)	27,242	33,518	73,392
Capitalized interest on disposals	(22,229)	(14,846)	(11,437)

	5,013	18,672	61,955
Less BR CL capitalized interest:
Capitalized interest on disposals	23,125	15,649	12,417

U.S. GAAP difference	28,138	34,321	74,372

Amortization of capitalized interest difference
Depreciation under BR CL.	205,262	218,852	227,793
Capitalized interest on disposals	(22,577)	(10,108)	(7,796)

	182,685	208,744	219,997

Less: Amortization under U.S. GAAP	(197,309)	(207,603)	(209,808)
U.S. GAAP difference in accumulated depreciation on disposals	21,702	9,589	7,181

	(175,607)	(198,014)	(202,627)

U.S. GAAP difference	7,078	10,730	17,370

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2004, 2003 and 2002

(Amounts expressed in thousands of reais, unless otherwise indicated)

c.	Reversal of proposed dividends

Under BR CL proposed dividends are accrued in the financial statements in anticipation of their approval at the shareholders’ meeting. Under U.S. GAAP, dividends are not accrued until they are formally declared. As of December 31, 2004 and 2003, there were no dividends pending approval.

The interest on shareholders´ equity is a legal liability from the date it is declared, therefore, these amounts must be included as dividends in the year they are proposed for U.S. GAAP purposes.

d.	Pension and other post-retirement benefits

The Company sponsors three single-employer pension plan: PBS, single-employer sponsored pension plan for active employees; Visão, a defined benefit plan which calls for contributions by participating employees and by the Company as a sponsor and CTB, a pension plan which supplements the retirement benefits of certain employees of the former CTB—Companhia Telefônica Brasileira. The Company also participates in two multiemployer benefit plans (PBS-A and PAMA) that are operated and administered by Sistel and provide for the costs of pension and other postretirement benefits based on a fixed percentage of remuneration, as recommended annually by independent actuaries. For purposes of U.S. GAAP, these plans are considered multiemployer plans and consequently the Company is required to disclose its annual contributions and funded status of those plans. The Company also sponsors a single-employer defined pension benefit plan (PBS-Telesp). The provisions of SFAS No. 87, “Employer Accounting for Pensions,” for the purposes of calculating the funded status for PBS-Telesp, were applied with effect from January 1, 1992, because it was not feasible to apply them from the effective date specified in the standard (See Note 35.d).

On December 13, 2000, CVM issued Instruction No. 371, the provisions of which are very similar to SFAS No. 87 and SFAS No. 106, except for the following major aspects:

•	a company that participates in a multiemployer defined benefit pension or postretirement benefit plan has to recognize any assets or liabilities with respect to its participation in such plans, while U.S. GAAP requires only the disclosure of funded status of those plans;

•	the unrecognized net obligation existing at the date of initial application of this standard shall be amortized over five years or remaining service period or remaining life expectancy, whichever is lower. Alternatively, the option was provided to amortize such initial transition obligation as of December 31, 2001, directly to shareholders´ equity. This option has been adopted by the Company (See Note 26). According to SFAS No. 87, the unrecognized net obligation existing at the date of its initial application is being amortized over the expected remaining service period of employees.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2004, 2003 and 2002

(Amounts expressed in thousands of reais, unless otherwise indicated)

The effects of these different criteria for recognition of pension and other post-retirements benefits on accrued pension (postretirement) benefits as of December 31, 2004 and 2003 are presented below:

	2004			2003
	U.S. GAAP	BR CL	Accumulated Difference	U.S. GAAP	BR CL	Accumulated Difference
Active employees defined pension – PBS Telesp	31,849	25,821	6,028	30,844	33,400	(2,556)
Multiemployer health care plan – PAMA	—	18,917	(18,917)	—	48,996	(48,996)

Accrued pension (post-retirement benefit)	31,849	44,738	(12,889)	30,844	82,396	(51,552)

e.	Items recorded directly in shareholders’ equity accounts

Under BR CL, various items are recorded directly to shareholders’ equity accounts, which under U.S. GAAP would be recorded in the income statement. Examples include deferred income tax effects of indexation adjustments, the effects of adjustments to tax rates and tax incentive investment credits received. Recording of such items in shareholders’ equity in the Company’s subsidiaries gives rise to consolidation adjustments in the statements of changes in shareholders’ equity. Since the original entries to equity accounts would, under U.S. GAAP, be made directly to the income statement, these consolidation adjustments must be included in the reconciliation of net income in accordance with U.S. GAAP.

f.	Earnings per share

Under BR CL, net income per share is calculated on the number of shares outstanding at the balance sheet date. Under U.S. GAAP, average shares outstanding during the year must be used. In these consolidated financial statements, information is disclosed per lot of one thousand shares, because this is the minimum number of shares that can be traded on the BOVESPA. Each American Depositary Share (“ADS”) is equivalent to one thousand preferred shares.

In February 1997, the Financial Accounting Standards Board issued SFAS No. 128 “Earnings Per Share”. SFAS 128 became effective December 15, 1997, and provides computation, presentation and disclosure requirements for U.S. GAAP basic and diluted earnings per share.

Since the Company’s preferred and common shareholders receive different dividends and have distinct voting and liquidation rights, basic and diluted earnings per share have been calculated using the “two-class” method. The “two-class” method is an earnings allocation formula that determines earnings per share for preferred and common stock according to the dividends to be paid as required by the Company’s by-laws and participation rights in undistributed earnings.

Basic earnings per common share are computed by reducing net income by distributable and undistributable net income available to preferred shareholders and dividing net income available to common shareholders by the weighted-average number of common shares outstanding during the period. Net income available to preferred shareholders is the sum of the preferred stock dividends (10% higher than those attributed to common shares, as defined in the Company’s by-laws for the years ended December 31, 2004 and 2003) and the preferred shareholders’ portion of undistributed net income. Undistributed net income is computed by deducting total dividends (the sum of preferred and common stock dividends) from net income. Undistributed net income allocated to preferred shares is 10% higher than the amount attributed to common shares on a “pro rata” basis. Total dividends are calculated as described in Note 27e. Diluted earnings per share is computed by reducing net income for an increase to net earnings allocated to minority shareholders and dividing such net income available to common and preferred shareholders by the weighted-average number of common and preferred shares outstanding during the period. The weighted-average

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2004, 2003 and 2002

(Amounts expressed in thousands of reais, unless otherwise indicated)

(thousand) shares outstanding for diluted earnings per share is not greater than such shares used in the basic earnings per share calculation since there are no diluted potential shares to be issued.

For the year ended December 31, 2001 net income available to preferred shareholders was the sum of preferred stock dividends (a minimum of 6% of preferred capital) and the preferred shareholders’ portion of undistributed net income. Undistributed net income was shared equally for the preferred and common shareholders on a “pro rata” basis.

The weighted-average number of common and preferred shares used in computing basic and diluted earnings per share for 2004, 2003 and 2002 was as follows:

	2004	2003	2002
Weighted average (thousand) common shares – basic and diluted	165,320,207	165,320,207	165,321,904

Weighted average (thousand) preferred shares basic and diluted	328,272,073	328,272,073	328,325,175

The Company’s preferred shares are non-voting except under certain limited circumstances and are entitled to receive dividends 10% higher than those attributed to common shares since 2002. For 2004, the Company paid dividends of R$6.195627 per thousand preferred shares (R$5.632389 per thousand common shares) (See note 27). In 2001, the amount of dividends paid to the preferred shareholders exceeded the minimum dividend and was equal to the amount per share paid to the common shareholders.

The chart below reconciles dividends from BR CL to U.S. GAAP:

	2004	2003
Interest on shareholders’ equity	888,600	1,100,000
Dividends declared	2,209,690	2,700,000

Dividends under BR CL	3,098,290	3,800,000
Dividends declared in 2002 and approved in 2003 at the shareholders’ meeting	—	102,513

Dividends under U.S. GAAP	3,098,290	3,902,513

The computation of basic and diluted earnings per share is as follows:

	2004		2003		2002
	Common	Preferred	Common	Preferred	Common	Preferred
	(in thousands, except per share data)
Basic and diluted numerator
Actual dividends declared	931,148	2,033,852	1,141,559	2,493,441	294,876	644,123
Basic and diluted allocated undistributed dividends	(261,559)	(519,370)	(543,805)	(1,079,819)	(88,317)	(175,395)

Allocated net income available for common and preferred shareholders	669,589	1,514,482	597,754	1,413,622	206,559	468,728
Basic and diluted denominator
Weighted average shares outstanding	165,320,207	328,272,073	165,320,207	328,272,073	165,321,904	328,325,175

Basic and diluted earnings per share	4.05	4.61	3.62	4.31	1.25	1.43

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2004, 2003 and 2002

(Amounts expressed in thousands of reais, unless otherwise indicated)

g.	Disclosure requirements

U.S. GAAP disclosure requirements differ from those required by BR CL. However, in these consolidated financial statements, the level of disclosure has been expanded to comply with U.S. GAAP.

h.	Income taxes

The Company records deferred income taxes for temporary differences between the tax and reporting basis of assets and liabilities. Under BR CL, the methods of recording of deferred taxes are substantially in accordance with SFAS 109, “Accounting for Income Taxes”.

Under BR CL, at December 31, 1999 the Company recognized a change in the combined tax rate from 33% to 34% based on a provisional measure for an increase in the social contribution rate from 8% to 9% effective January 1, 2000. Provisional measures are temporary and must be re-approved every 30 days or they lapse. Under SFAS 109, the provisional measures discussed are not considered to be enacted law. For 2002, 2003 and 2004, no difference related to social contribution tax rate was considered as the provisional measure was converted in law (Law 10,637 of December 30, 2002).

Under BR CL, the effects of the increase in tax rate from 33% to 34% on the merged tax credit are credited to income each year as the benefit is realized. Under U.S. GAAP, this benefit would be credited to shareholders’ equity.

i.	Financial income (expense)

BR CL requires financial income (expense) to be shown as part of operating income. Under U.S. GAAP, financial income (expense) would be shown after operating income.

j.	Permanent assets

BR CL has a category of assets entitled permanent assets. This is the collective name for all assets on which indexation adjustments were calculated until December 31, 1995 in the corporate and tax accounts of Brazilian companies. Under U.S. GAAP the assets in this classification (i.e. those not readily convertible into cash within one year) would be non-current assets.

Gains or losses on the disposal of permanent assets are recorded under BR CL as nonoperating income (expense), net. Under U.S. GAAP such gains or losses would be classified as other operating income (expense).

k.	Funds for capitalization

Expansion plan contributions

Expansion plan contributions were the means by which Telesp historically financed the growth of its telecommunications network. The contributions were made by companies or individuals to be connected to the national telephone network. Under BR CL, expansion plan contributions received are included in the consolidated balance sheet below equity until proposed subscribers have paid for their telephone connection in full and a general meeting of shareholders approves the capital increases. Until December 31, 1995 expansion plan contributions were indexed from the month received to the date of the next audited balance sheet and transferred to equity when capital stock was issued to the subscriber, at a value per share equal to the book value per share shown in the latest audited balance sheet. From January 1, 1996 indexation was no longer applied and, for contracts signed as from that date, Telesp was allowed the option of using a value per share equal to the market value, when this is higher than the book value. For U.S. GAAP purposes, a portion of the expansion plan contributions would be allocated to shareholders’ equity based on the market value of the shares to be issued to subscribers. The remainder of the expansion plan contributions would be classified as a deferred credit and amortized to reduce depreciation expense from the time the related construction-in-progress was completed.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2004, 2003 and 2002

(Amounts expressed in thousands of reais, unless otherwise indicated)

The Company’s expansion plan contribution program has been terminated, with no contracts being signed after June 30, 1997. Contributions continued to be received through 1999 and the last capital increase occurred in 2000. Since December 31, 2000 there have been no remaining balances of expansion plan contributions to be capitalized.

Donations and subsidies for investments

Under BR CL these amounts, which comprise principally the excess of the value of property, plant and equipment incorporated into the Company’s assets over the corresponding credits to expansion plan contributions received, are recorded as a credit to other capital reserves. For U.S. GAAP purposes, the credit to capital reserves would be classified as a deferred credit and amortized to reduce depreciation expense.

l.	Loans and Financing

As presented in Note 23, accrued interest is presented as loans and financing.

m.	Valuation of Long-Lived Assets

For U.S. GAAP, effective January 1, 2002 the Company adopted SFAS 144 “Accounting for Impairment or Disposal of Long-Lived Assets.” In accordance with this standard, the Company periodically evaluates the carrying value of long-lived assets to be held and used, when events and circumstances warrant such a review. The carrying value of long-lived assets is considered impaired when the anticipated undiscounted cash flow from separately identifiable assets or groups of assets is less than their carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the assets. The adoption of this standard had no effect on the Company’s results or financial position.

BR CL does not require cash flow computations in order to determine potential asset impairment.

At December 31, 2004 and 2003 no adjustment has been included in the U.S. GAAP reconciliation to take into account differences between the measurement criteria, since no impairment provisions were required.

n.	Retained earnings

For BR CL, a company formed as a result of a spin-off may have retained earnings in its balance sheet if the parent company shareholders’ resolution adopting the spin-off allocates retained earnings from the parent company to the new company. Under U.S. GAAP, “retained earnings” allocated in the spin-off would not be considered historical retained earnings as such amount would represent capital allocated from the parent company and would be described as “distributable capital.” As a result of the May 22, 1998 spin-off, the Company had U.S. GAAP distributable capital of R$1,293,737 on May 22, 1998.

o.	Recognition of gains from disputed taxes

The Finsocial (tax on sales), formerly COFINS, was a tax calculated on operating gross revenue at a rate of 0.5%, that had been increased to 2.0%. The rate increase has been disputed in court and CTBC (merged into the Company) has offset the amounts related to the increase in rates against COFINS (tax on sales). Under U.S. GAAP this amount would be considered a gain contingency in accordance with FASB Statement 5, which would not be recognized until receipt of the benefit were to be considered full and final.

p.	Research and development costs

Under BR CL companies are allowed to capitalize research and development costs. In 2004 and 2003, the Company capitalized research and development costs of R$9,753 (amortization of R$10,350) and R$11,578 (amortization of R$8,466), respectively, comprised mainly of contributions to the Centro de Pesquisa e Desenvolvimento da Telebrás (Research and Development Center of Telebrás). Under U.S. GAAP these costs would be expensed as incurred in accordance with SFAS 2, Accounting for Research and Development Costs.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2004, 2003 and 2002

(Amounts expressed in thousands of reais, unless otherwise indicated)

q.	Revenue recognition

Under BR CL, revenues from activation fees are recognized upon activation of a customer’s services. Under U.S. GAAP, revenues from activation fees are deferred and amortized over the estimated expected service period of the customer. Incremental direct costs associated with such activations services are deferred and amortized over the same period. As of December 31, 2004 and 2003 the total balance of deferred activation fees revenues amounts to R$267,386 and R$240,579, respectively and the total balance of deferred associated costs amounts to R$154,887 and R$97,150, respectively.

The interconnection fee paid by the Company to other telecommunication operators related to the use of prepaid telephone cards outside its region is registered as a reduction of the public telephones revenues. According to U.S. GAAP, such payment would be classified as a cost of service. Thus, such difference of accounting principle does not affect net income neither the shareholders’ equity under U.S. GAAP.

r.	Value-added and other sales taxes

Under BR CL, Value-added and other sales taxes are deducted from gross operating revenue to arrive at net operating revenue. Under U.S. GAAP, certain of these taxes could be recorded as cost of services. Accordingly this difference in accounting principle has no impact in net income (loss) or in shareholders’ equity. The impact of this difference under U.S. GAAP was to increase both revenues and cost of services by R$4,901,797, R$4,321,402 and R$3,571,921 for 2004, 2003 and 2002, respectively.

s.	Sale of Ceterp Celular

Under BR CL, when Ceterp was purchased it was recorded at the book value of the net assets of Ceterp, and no distinction was made for Ceterp Celular, the cellular phone business of Ceterp. At the time of the purchase of Ceterp, the Company was obligated to dispose of the cellular business within six months under the regulatory rules in Brazil. Under U.S. GAAP, EITF 87-11, “Allocation of Purchase Price to Assets to be Sold”, when a subsidiary acquired in a purchase is intended to be sold within one year of the purchase date, that subsidiary should be recorded at its non-discounted net realizable value. Therefore, under U.S. GAAP, there would be no gain recognized on the sale of Ceterp Celular. The net income under U.S. GAAP has been adjusted to reflect the reversal of the gain of R$84,264, and the effect on the amortization of concession and depreciation of fixed assets.

t.	Purchase accounting for the exchange of the Company´s shares for minority interest shares in Telesp and CTBC

Under BR CL, the exchange of all shares issued by the Company for minority interests in Telesp and CTBC was recorded based on the book value of the net assets of Telesp and CTBC, and the purchase price was considered to be the book value of the shares issued. Under U.S. GAAP, the purchase price would be the market value of the shares issued by the Company, and the minority interests acquired would be recorded at the fair value of the net assets. The purchase price of the Telesp and CTBC was R$665,692, lower than the net assets acquired. Under U.S. GAAP this difference reduces the fixed assets. The depreciation expense related to those fixed assets is adjusted in the reconciliation of net income under U.S. GAAP.

u.	Derivative instruments

As mentioned in Note 30, the Company contracted foreign currency swap contracts for short and long-term agreements at various exchange rates, in the notional amount of R$1,208.5 million (US$179.7 million, JPY27,876.5 million and €2.3 million) and R$2,669.2 million (US$643,6 million, JPY29,762.5 million and €1.6 million) at December 31, 2003. Under BR CL, foreign currency swap contracts are recorded at the notional amount multiplied by the terms of the contract as if they had been settled at the balance sheet date.

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

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2004, 2003 and 2002

(Amounts expressed in thousands of reais, unless otherwise indicated)

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

Beginning in January 2003, the Company began designating a portion of new derivative contracts as fair value hedges of its foreign currency denominated debt. The Company had R$1,033.6 million (US$117.0 million and JPY27,876.5 million) as of December 31, 2004 and R$1,283.7 million (US$166.1 million and JPY29,762.5) as of December 31,2003, of notional value cross currency swap contracts with a fair value of R$1,060.3 million for 2004 (R$1,269.3 million for 2003) designated as fair value hedges of a portion of the Company´s foreign currency denominated debt. The Company is hedging the related foreign currency (US dollar) and interest rate (benchmark CDI) risk associated with such indebtedness. These derivatives qualified for hedge accounting under the short cut method as the terms of the swap contracts are equal to the terms of the underlying debt. Therefore, no ineffectiveness would be recorded in the statement of operations for US GAAP. The hedged debt is also adjusted to fair value under the fair value hedge rules of SFAS 133. At December 31, 2004 and 2003, the value of the Company’s debt subject to these accounting hedges is higher by R$12,5 million and lower by R$26,9 million, respectively, representing the related mark-to-market adjustment, which was recorded in the statement of operations as part of financial expense, net for the year ended December 31, 2004. The US GAAP adjustment reflects the difference between the recorded value of these hedges and the related debt under BR CL and their fair values under US GAAP.

The Company’s remaining derivative contracts at December 31, 2004 have not been designated as accounting hedges. Such derivatives would also be recorded at fair value in the consolidated balance sheets at December 31, 2004. The U.S. GAAP adjustment also includes income of R$4,9 million (income of R$63,6 million in 2003) of ineffectiveness related to the difference between the recorded value of these derivative instruments under BR CL and their fair values under US GAAP.

v.	Deferred charges

Pre-operating expenses recorded as deferred charges for Brazilian GAAP have been expensed for U.S. GAAP purposes.

w.	Consolidation method

Under BR CL, equity investments in subsidiaries are consolidated proportionally when the Company maintains ownership of 50% or less. Under U.S. GAAP, investments in joint ventures would not be consolidated, but rather recorded under the equity method of accounting. For U.S. GAAP, the Company’s investment on the net equity and the equity in net income or loss would be recorded as a single line item. The investments in Companhia ACT de Participações, Aliança Atlântica and Companhia AIX de Participações (Notes 1.a and 16) had the following impact on the consolidated financial statements for BR CL:

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2004, 2003 and 2002

(Amounts expressed in thousands of reais, unless otherwise indicated)

	ACT (1)	AIX	AIX	Aliança Atlântica
	2004	2004	2003	2004	2003
Balance Sheet
Assets
Current assets	11	1,638	4,660	7,482	5,465
Noncurrent assets	—	76,860	89,139	—	—
Permanent Asset	33	36,656	40,218	70,967	71,577
Total assets	44	115,154	134,017	78,449	77,042

Liabilities
Current liabilities	19	9,575	18,888	113	98
Long-term liabilities	—	2,019	27,495	—	—
Deferred income	25	17,470	17,470	—	—
Total liabilities	44	29,064	63,853	113	98

	ACT (1)	AIX	AIX	Aliança Atlântica
	2004	2004	2003	2004	2003
Income Statement
Net operating revenue	49	10,187	24,717	—	—
Cost of goods and services	—	(12,653)	(6,835)	—	—
Operating expenses	(16)	(57,832)	(30,595)	(461)	(1,012)
Financial expense, net	—	(3,683)	(8,613)	(34)	—
Income Tax and Social Contribution	(9)	(172)	—	—	—

Net income	24	(64,153)	(21,326)	(495)	(1,012)

(1)	Companhia ACT de Participações is proportionally consolidated effective December 1, 2004.

x.	Comprehensive income

SFAS 130 “Reporting Comprehensive Income” establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. The objective of the statement is to report all changes in shareholders’ equity that result from transactions and other economic events of the period other than transactions with owners (“comprehensive income”). Comprehensive income is the total net income and other non-owner equity transactions that result in changes in net equity.

For the years ended December 31, 2004, 2003 and 2002, the components of comprehensive income include foreign currency translation adjustments related to the investments that have functional currency other than Brazilian reais, additional minimum liability calculated in accordance with SFAS 87, and fair value of available for sale equity securities in accordance with SFAS 115. The following represents the statement of comprehensive income prepared under U.S. GAAP:

	2004	2003	2002
Statement of Comprehensive Income
Net Income per U.S. GAAP	2,184,071	2,011,376	675,287

Other Comprehensive Income:
Foreign currency translation adjustments	(461)	(1,012)	32,751
Minimum liability – SFAS87	(10,726)	5,607	(5,607)
Fair value of available for sale equity securities – SFAS 115	27,175	35,048	72,912

Total	15,988	39,643	100,056

Comprehensive income	2,200,059	2,051,019	775,343

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2004, 2003 and 2002

(Amounts expressed in thousands of reais, unless otherwise indicated)

y.	Acquisition of the IP network and I-Telefônica

On December 2002, the Company acquired the assets and customer portfolio for the “IP Comutado” and “Speedy Link” services of Telefônica Empresas S.A (See Note 18). In 2003, the Company’s subsidiary Assist Telefônica entered into an agreement with an affiliate, Terra Networks Brasil S.A., for the purchase of certain software used to provide free access service to Internet, called I-Telefônica. Under BR CL these transactions were recorded at fair market value of the net assets acquired. Under U.S. GAAP, transfers and exchange of non-monetary assets between entities under common control should be recorded at historical cost. Thus, for U.S. GAAP purposes the difference between fair market value and historical cost of assets has been recorded directly to shareholders´ equity as capital distributed.

z.	Business Combination

On December 24, 2004, the Company acquired control of Santo Genovese Participações Ltda., a closely held company, and owner of 99.99% of the representative share capital of Atrium Telecomunicações Ltda. The total purchase price paid was R$113,440 and the Company paid R$92,688 in December 2004 and remaining balance will be paid over the course of 2005, in accordance with the conditions of the agreement. The consolidated assets and liabilities of Santo Genovese as of December 31, 2004 amounted, respectively to R$34,137 and R$38,082. Santo Genovese’s net operating revenue and net loss for the year ended December 31, 2004 amounted to R$21,663 and R$(1,259), respectively.

The Company initially recognized goodwill in the amount of R$119,820 and classified the goodwill under other assets in the Balance Sheet for the year ended December 31, 2004. This transaction is being accounted for using the purchase method in accordance with SFAS 141, with the purchase price being allocated to the assets acquired and liabilities assumed based on the respective fair value. Such allocation will be completed before December 2005.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2004, 2003 and 2002

(Amounts expressed in thousands of reais, unless otherwise indicated)

Net income reconciliation of the difference between U.S. GAAP and BR CL

	2004	2003	2002
Consolidated net income as reported under BR CL	2,181,149	1,588,002	1,075,872
Add (deduct):
Different criteria for:
a) Monetary restatement of 1996 and 1997	(60,769)	(136,481)	(250,244)
b) Capitalized interest	28,138	34,321	74,372
b) Amortization of capitalized interest	7,078	10,730	17,370
Contributions to plant expansion:
k) Amortization and realization of deferred credit	31,948	34,721	35,808
d) Pension and other postretirement benefits – see Note 35.e)	(38,663)	(69,406)	425
t) Decrease in depreciation expense due to reduction of fixed assets to fair value in excess of purchase price on merger of Telesp and CTBC	88,858	93,017	93,211
s) Merger of Ceterp
Amortization of the fair market value of assets	2,723	2,730	2,742
Amortization of concession	10,437	10,437	17,114
p) Deferred research expenses	597	(3,112)	(4,949)
v) Pre-operating expenses included in deferred assets	11,168	11,149	7,188
u) SFAS 133 adjustments – Derivative instruments	(120,428)	646,523	(544,775)
q) Deferred revenues from activation fees	30,930	1,831	(20,374)
y) Amortization of IP Network	7,256	7,256	—
y) Amortization of Itelefonica	13,903	7,659	—
h) Deferred tax on above adjustments	(4,058)	(221,025)	196,132
h) Reversal of deferred social contribution tax	—	—	8,146
x) Foreign currency translation adjustment	461	1,012	(32,751)
h) Adjustment in the merged tax credit for change in tax rate	(6,657)	(7,988)	—

U.S. GAAP net income	2,184,071	2,011,376	675,287

Net income per thousand shares in accordance with U.S. GAAP

	2004	2003	2002
Common shares—Basic and diluted
U.S. GAAP net income (loss)	4.05	3.62	1.25
Weighted average common shares outstanding	165,320,207	165,320,207	165,321,904

Preferred shares—Basic and diluted
U.S. GAAP net income (loss)	4.61	4.31	1.43
Weighted average preferred shares outstanding	328,272,073	328,272,073	328,325,175

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2004, 2003 and 2002

(Amounts expressed in thousands of reais, unless otherwise indicated)

Shareholders’ equity reconciliation of the difference between U.S. GAAP and BR CL

	2004	2003
Total shareholders’ equity as reported under BR CL	11,398,632	12,269,060
Add (deduct):
Different criteria for:
a) Monetary restatement of 1996 and 1997	197,071	257,840
b) Capitalized interest	(74,468)	(102,606)
b) Amortization of capitalized interest	323,042	315,964
o) Reversal of COFINS tax credit	(17,500)	(17,500)
k) Contributions to plant expansion:
Subscribed capital stock	215	215
Deferred credit
Expansion plan contributions	(238,668)	(240,771)
Donations and subsidies for investments	(169,240)	(169,479)
Amortization of deferred credit
Expansion plan contributions	156,149	139,540
Donations and subsidies for investments	96,566	84,810
d) Pension and other postretirement benefits	12,889	51,552
t) Merger of Telesp and SPT Participações:
Fair market value of assets	(665,692)	(665,692)
Accumulated depreciation related to fair market value of assets	465,113	376,255
s) Merger of Ceterp:
Fair market value of assets	(25,949)	(25,949)
Amortization of the fair market value of assets	11,068	8,345
Concession	(58,315)	(58,315)
Amortization of concession	50,623	40,186
p) Deferred research expenses	(29,362)	(29,959)
v) Pre-operating expenses included in deferred charges	(26,034)	(37,202)
u) Derivative instruments	77,314	197,742
q) Deferred revenues from activation fees	(112,499)	(143,429)
y) Capital distributed
Cost	(143,627)	(143,627)
Amortization	36,074	14,915
h) Deferred tax effects on above adjustments	46,051	50,109
x) OCI – minimum liability SFAS87 (net of taxes)	(10,726)	—
x) OCI – fair value of available for sale equity securities SFAS115 (net of taxes)	135,135	107,960

U.S. GAAP shareholders’ equity	11,433,862	12,279,964

The deferred tax effect of the U.S. GAAP adjustments noted above would be classified mainly as a noncurrent liability for 2004 and 2003 in the balance sheet.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2004, 2003 and 2002

(Amounts expressed in thousands of reais, unless otherwise indicated)

Consolidated statements of changes in shareholders’ equity in accordance with U.S. GAAP

Shareholders’ equity
Balances at December 31, 2001	14,638,274

Addition to special reserve for dividends	921
Public offering of shares	(2,862)
Unclaimed dividends	80,928
OCI - Minimum liability – SFAS87	(5,607)
Net income for the year	675,287
Dividends and interest on shareholders’ equity	(1,271,447)
OCI – Foreign currency translation adjustment	32,751
OCI – Fair value of available for sale equity securities – SFAS115	72,912
Capital distributed	(46,991)

Balances at December 31, 2002	14,174,166

Shareholders’ funds	(12)
Unclaimed dividends	(2,881)
Adjustment in the merged tax credit for change in tax rate	7,988
OCI—Minimum liability – SFAS87	5,607
Net income for the year	2,011,376
Dividends and interest on shareholders’ equity	(3,902,513)
OCI – Foreign currency translation adjustment	(1,012)
OCI – Fair value of available for sale equity securities – SFAS115	35,048
Capital distributed	(47,803)

Balances at December 31, 2003	12,279,964

Unclaimed dividends	45,472
Adjustment in the merged tax credit for change in tax rate	6,657
Net income for the year	2,184,071
Dividends and interest on shareholders’ equity	(3,098,290)
OCI - Minimum liability – SFAS87	(10,726)
OCI – Foreign currency translation adjustment	(461)
OCI – Fair value of available for sale equity securities – SFAS115	27,175

Balances at December 31, 2004	11,433,862

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2004, 2003 and 2002

(Amounts expressed in thousands of reais, unless otherwise indicated)

35.	Additional disclosures required by U.S. GAAP

a.	Reconciliation of operating income under BR CL to operating income under U.S. GAAP

	2004	2003	2002
BR CL operating income	2,865,118	1,817,436	1,356,527
Reversal of financial expense, net	404,208	630,196	754,869
Reversal of OCI – Foreign currency translation adjustment	461	1,012	(32,751)
Reversal of loss in equity holdings of subsidiaries	—	—	17,043

U.S. GAAP adjustments-
Monetary restatement of 1996 and 1997	(60,769)	(136,481)	(250,244)
Amortization of capitalized interest	7,078	10,730	17,370
Contribution to plant expansion – amortization of deferred credit	31,948	34,721	35,808
Pension and other postretirement benefits	(38,663)	(69,406)	425
Decrease in depreciation expense due to reduction of fixed assets for fair value in excess of purchase price on merger of Telesp and CTBC	88,858	93,017	93,211
Merger of Ceterp
Amortization of the fair market value of assets	2,723	2,730	2,742
Amortization of concession	10,437	10,437	17,114
Deferred research expenses	597	(3,112)	(4,949)
Pre-operating expenses included in deferred assets	11,168	11,149	7,188
Deferred revenue on activation fees	30,930	1,831	(20,374)
Amortization of IP network	7,256	7,256	—
Amortization of Itelefonica	13,903	7,659	—
AIX de Participações adjustments – proportional consolidation	60,298	12,713	—
ACT de Participações adjustments – proportional consolidation	(33)	—	—
Gain (loss) on permanent assets disposals	6,372	(12,546)	(23,696)

U.S. GAAP operating income	3,441,890	2,419,342	1,970,283

b.	Reconciliation of net revenues and costs under BR CL to net revenues and costs under U.S. GAAP

1) Net operating revenue

Net operating revenue under BR CL differs from U.S. GAAP on the recognition of revenues from activation fees and value added and other sales taxes, as presented below:

	2004	2003	2002
Net revenue under BR CL	13,308,630	11,804,759	10,088,114
Reclassification to cost of services
Value added and other sales taxes	4,901,798	4,321,402	3,571,921
Reclassification of costs of public telephones	98,793	115,394	119,586
U.S. GAAP adjustments-
Recognition of deferred revenue on activation fees	30,930	1,831	(20,374)
AIX de Participações adjustments – proportional consolidation	(10,187)	(24,717)	—
ACT de Participações adjustments – proportional consolidation	(49)	—	—

Net revenue under U.S. GAAP	18,329,915	16,218,669	13,759,247

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2004, 2003 and 2002

(Amounts expressed in thousands of reais, unless otherwise indicated)

2) Cost of services

	2004	2003	2002
BR CL cost of services	(7,496,010)	(6,714,499)	(5,769,782)
Reclassification from net revenues
Value added and other taxes sales taxes	(4,901,798)	(4,321,402)	(3,571,921)
Reclassification of costs of public telephones	(98,793)	(115,394)	(119,586)
U.S. GAAP adjustments-
Monetary restatement of 1996 and 1997	(60,769)	(136,481)	(250,244)
Amortization of capitalized interest	7,078	10,730	17,370
Contribution to plant expansion – amortization of deferred credit	31,948	34,721	35,808
Decrease in depreciation expense due to reduction of fixed assets for fair value in excess of purchase price on merger of Telesp and CTBC	88,858	93,017	93,211
Merger of Ceterp – amortization of fair market value of assets and concession	13,160	13,167	19,856
Amortization of IP network	7,256	7,256	—
Amortization of Itelefonica	13,903	7,659	—
AIX de Participações adjustments – proportional consolidation	12,653	6,835	—
ACT de Participações adjustments – proportional consolidation	—	—	—

U.S. GAAP cost of services	(12,382,512)	(11,114,391)	(9,545,288)

U.S. GAAP gross profit	5,947,401	5,104,278	4,213,959

c.	Total assets and property, plant and equipment under U.S. GAAP

	2004	2003	2002
Total assets	19,159,464	20,470,185	23,036,337

Property, plant and equipment	41,449,374	40,415,746	39,346,534
Accumulated depreciation	(27,749,753)	(25,352,850)	(22,597,216)

Net property, plant and equipment	13,699,621	15,062,896	16,749,318

d.	Pension and post-retirement benefits

A summary of the liability as of December 31, 2004 and 2003 for the Company’s active employees defined benefit pension plan (PBS/Visão/CTB/Visão Assist) is as follows:

PBS/Visão/CTB/Visão Assist

	2004	2003

Funded status:
Accumulated benefit obligation:
Vested	80,373	80,234
Nonvested	23,417	31,794

Total	103,790	112,028
Projected benefit obligation	114,957	120,849
Fair value of plan assets	(98,777)	87,449

Projected obligation in excess of assets	16,180	33,400
Unrecognized gains (losses)	19,998	2,600
Unrecognized net transition obligation	(4,330)	(5,156)

Accrued pension cost	31,849	30,844

Additional minimum liability	16,252	—

Intangible asset	—	—
Charge to equity – OCI – minimum liability SFAS87	16,252	—

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2004, 2003 and 2002

(Amounts expressed in thousands of reais, unless otherwise indicated)

Information for pension plans with an accumulated benefit obligation in excess of plan assets

	2004	2003
Projected Benefit Obligation	(83,984)	(38,247)
Accumulated benefit Obligation	(83,457)	(26,492)
Fair Value of Plan Assets	58,251	—

Disclosure of net periodic pension cost

	2004	2003
Service cost (net of employee contributions)	2,424	2,418
Interest cost on PBO	13,022	11,509
Expected return on assets	(10,028)	(6,637)
Employee Contribution	(367)	—
Amortization of initial transition obligation	826	826
Amortization of losses	—	552

Net periodic pension cost	5,877	8,668

Change in accrued pension cost

	2004	2003
Accrued pension cost at beginning of year	30,844	24,113
Net periodic pension cost	5,877	8,668
Employer contributions	(4,873)	(1,937)

Accrued pension cost at end of year	31,849	30,844

Change in benefit obligation

	PBO	Unrec.G/(L)	Unrec.ITO
Benefit obligation at December 31, 2002	118,022	(18,698)	(5,982)

Service cost	2,690	—	—
Interest cost	11,509	—	—
Amortization	—	552	826
Benefit payments and expenses	(8,923)	—	—
Obligation – Gain /(Loss)	(2,449)	2,449	—
Asset experience	—	18,297	—

Benefit obligation at December 31, 2003	120,849	2,600	(5,156)

Service cost	2,424	—	—
Interest cost	13,022	—	—
Amortization	—	—	826
Benefit payments and expenses	(8,695)	(49)	—
Obligation – Gain /(Loss)	(12,643)	12,324	—
Asset experience	—	5,123	—

Benefit obligation at December 31, 2004	114,957	19,998	(4,330)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2004, 2003 and 2002

(Amounts expressed in thousands of reais, unless otherwise indicated)

Change in plan assets

	2004	2003
Plan assets at beginning of year	87,449	69,229
Actual contribution	(269)	2,164
Actual distributions and expenses	(3,553)	(8,923)
Actual return on plan assets	15,150	24,979

Plan assets at end of year	98,777	87,449

Estimated future benefit payments

	PBS/Visão	CTB	PBS-A	PAMA
2005	255	5,958	334	30,764
2006	285	5,848	345	33,705
2007	319	5,726	356	36,859
2008	357	5,596	367	40,277
2009	399	5,463	378	43,925
Years 2010-2014	2,728	24,786	2,046	284,835

The actuarial assumptions used in 2004 and 2003 were as follows:

	2004	2003
Discount rate for determining projected benefit obligations	11.30%	11.30%
Rate of increase in compensation levels	7.10%	7.10%
Benefit adjustments	5%	4.00%
Expected long-term rate of return on plan assets	13,75%	11.83%
Inflation	5.00%	5.00%
Number of active participants – PBS – Telesp	48	128
Number of retirees and beneficiaries – PBS – Telesp	798	821

Asset allocation

The asset allocation for the Company’s defined benefit pension plan (PBS - Telesp) at the end of 2004 and 2003, and the target allocation for 2005, by asset category, are as follows:

	Target Allocation for	Percentage of Plan Assets at Year End
	2005	2004	2003
Asset category
Equity securities	17.5%	18.0%	19.0%
Loans	2.5%	1.0%	1.0%
Fixed income	80.0%	81.0%	80.0%

Total	100.0%	100.0%	100.0%

The allocation of pension plan assets in Brazil is regulated by the Brazilian federal government. The primary allocation of a pension plan’s portfolio assets is to fixed-income securities. The plan may also allocate up to 50% of its assets variable-rate securities and up to 5% of its assets loans to participants. The company’s pension plan managers seek to maximize return on the plan’s assets while balancing potential risks in order to guarantee the payment of benefits to the plans’ participants and to reduce future costs. Based on the foregoing investment considerations, the company’s pension plan managers intend to invest, through 2005, portfolio assets as follows: 80% in fixed-rate securities in order to protect the plans from volatility in the Brazilian equity markets and limit investments in such markets to 17.5% of the plans’ total investments.

The asset mix is the same for both plans (PBS and Visão) and composed of fixed-income, equities and loans.

The plan’s asset return is the average after-tax return of each asset category weighted by target allocations. Asset categories returns are based on long term macroeconomic scenarios.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2004, 2003 and 2002

(Amounts expressed in thousands of reais, unless otherwise indicated)

A summary of the Sistel pension plan as of December 31, 2004 and 2003 for the multiemployer portion (inactive employees pension plan) – PBS-A, is as follows:

Pension benefit plan– PBS-A

	2004	2003
Funded status:
Accumulated benefit obligation
Vested.	3,590,683	3,484,245

Projected benefit obligation.	3,590,683	3,484,245
Fair value of plan assets.	4,669,444	4,163,102

Funded status	(1,078,761)	(678,857)

A summary of the postretirement benefits plan (health care plan – PAMA), which, despite the changes occurred in 2004, remains as multiemployer plan, is as follows:

Health Care Plan –PAMA

	2004	2003
Funded Status:
Accumulated postretirement benefit obligation:
Active participants	17,094	25,678
Inactive participants	639,463	783,525

	656,557	809,203
Fair value of plan assets	491,809	456,509

Obligations in excess of plan assets	164,748	352,694

e.	Concentrations of risk

The credit risk on accounts receivable is dispersed. The Company constantly monitors the level of accounts receivable and limits the risk of past-due accounts, interrupting access to telephone lines in case the customer does not pay the related bills within 30 days. Exceptions are made for telecommunications services that must be maintained for security or national defense reasons.

For conducting its business, the Company is fully dependent upon the fixed-line telecommunications concession as granted by the Federal Government. The current Concession Agreement expires on December 31, 2005, and, subject to satisfactory completion of certain network expansion, modernization and service quality obligations, contemplates a full renewal for an additional 20 years or revocation. It is expected that, effective in 2006, the concession agreement will require the Company to pay 2% of its prior-year revenue, net of taxes and social contributions, as concession charges. The first installment will be due on April 30, 2007 and subsequently every 24 months.

Approximately 38.0% of all employees are members of state labor unions associated either with the Sindicato dos Trabalhadores de Empresas de Telecomunicações e Operadores de Mesas Telefônicas no Estado de São Paulo, the Labor Union of Employees of Telecommunication Companies and Telecommunication Desk Operators in the State of São Paulo, or Sintetel, which is associated with Federação Nacional dos Trabalhadores em Telecomunicações, the National Federation of Telecommunication Workers, or Fenattel. Our collective labor agreements will expire on August 31, 2005. Our management considers the relations with our work force to be satisfactory. We never experienced a work stoppage that had a material effect on our operations.

There is no concentration of available sources of labor, services, concessions or rights, other than those mentioned above, that could, if suddenly eliminated, severely impact the Company’s operations.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2004, 2003 and 2002

(Amounts expressed in thousands of reais, unless otherwise indicated)

f.	Stock purchase and option program

In February 2000, Telefónica SA – TESA approved a program (“TIES”) whereby all Company employees who chose to participate acquired a number of TESA shares, which number was based on their annual compensation, for the equivalent of 5 euro per share. In addition, TESA granted the participants 26 stock options for every TESA share purchased at a strike price of 5 euros per option. The actual number of options eligible for exercise depends on the appreciation, if any, of the stock price of TESA over the reference value established at 20.50 euros. The program term is four years and participating employees may exercise the options granted on three different occasions during such four-year term. The exercise dates for the stock options were January 2003, 2004 and 2005. No option was exercised on those dates because the market price of the shares was lower than the option price. The TIES Program ended on February 2005 and the beneficiaries became able to freely trade the shares they acquired over the course of the program.

Under BR CL, the benefits under this program are contingent on the participants continued employment with the Telefonica group (i.e. they may not unilaterally and voluntarily terminate their employment with the group before the exercise date without losing the benefits under the program). Since the above benefits are granted by TESA directly, this program is not accounted for under BR CL. The eligible shares under the program as of December 31, 2004 and 2003 total 78,780 and 108,230, respectively, with related options amounting to 2,048,280 and 2,813,980, respectively.

Under U.S. GAAP, the difference between the market value and purchase price of 5 euros is required to be recorded as compensation expense. However, this amount was de-minimis and consequently, the Company did not record a U.S. GAAP adjustment related to this item for the year ended December 31, 2001. Additionally, under U.S. GAAP, the cost represented by the options granted by the principal shareholder are deferred and recognized over the period of service delivery covered by the plan. Such cost is accounted for at its intrinsic value, as defined in APB 25, Accounting for Stock Issued to Employees, applied to the number of options currently expected by the principal shareholder to vest.

g.	New accounting pronouncements

Statements of Financial Accounting Standards No. 123 (Revised 2004): Share-Based Payment

In December 2004, the FASB issued SFAS No. 123 (revised 2004), Shared Based Payments (SFAS 123R). This statement eliminates the option to apply the intrinsic value measurement provisions of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” to stock compensation awards issued to employees. Rather, SFAS 123R requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award—the requisite service period (usually the vesting period). SFAS 123R applies to all awards granted after the required effective date, December 15, 2005, and to awards modified, repurchased, or cancelled after that date. SFAS 123R will be effective for our fiscal year ending December 31, 2005. The Company does not anticipate that adoption of this Standard will have a material effect on its financial position, results of operations, or cash flows.

Statements of Financial Accounting Standards No. 151: Inventory Costs—An Amendment of ARB No. 43, Chapter 4

On November 24, 2004, the FASB issued SFAS No. 151, “Inventory Cost, a revision of ARB No. 43, Chapter 4”. The amendments to SFAS No. 151 aim to improve financial information, stating that the expenses of inactive facilities, transportation costs, manipulation costs and scrap material costs should be recorded in the statement of operation as expenses of the period. The application of fixed cost to inventories should be based on the normal capacity of the production facilities.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2004, 2003 and 2002

(Amounts expressed in thousands of reais, unless otherwise indicated)

SFAS No. 151 will be applicable to valuation of Inventories by the end of the first reporting period ending after June 15, 2005. The Company does not anticipate that the adoption of SFAS No. 151 will have a material impact on its financial position, cash flows or results of operations.

Statements of Financial Accounting Standards No. 153: Exchanges of Non-monetary Assets—An Amendment of APB Opinion No. 29

On December 16, 2004, the FASB issued SFAS N0.153, “Exchanges of Non-monetary Assets—an amendment of APB Opinion No. 29”, which amends Accounting Principles Board Opinion No. 29 “Accounting for Nonmonetary Transactions”. This amendment is based on the idea that exchange transactions should be valued in accordance with the value of the exchanged assets. The exception made for similar non-monetary productive assets is eliminated and substituted by a more extensive exception related to non-monetary assets with a non-commercial consideration. APB No. 29 stated that the exchange transaction of a productive asset for a similar one should be recorded at the book value of the exchanged asset.

SAS No. 153 will be applicable for non-monetary asset exchange transactions occurring in fiscal periods beginning after June 15, 2005. The Company does not anticipate that the adoption of SFAS No. 153 will have a material impact on its financial position, cash flows or results of operations.

SAB No. 107: Shared Based Payment

On March 29, 2005, the SEC released a Staff Accounting Bulletin (SAB) relating to the FASB accounting standard for stock options and other share-based payments. The interpretations in SAB No. 107, “Share-Based Payment,” (SAB 107) express views of the SEC Staff regarding the application of SFAS No. 123 (revised 2004), “Share-Based Payment “(Statement 123R). Among other things, SAB 107 provides interpretive guidance related to the interaction between Statement 123R and certain SEC rules and regulations, as well as provides the Staff’s views regarding the valuation of share-based payment arrangements for public companies. The Company does not anticipate that adoption of SAB 107 will have any effect on its financial position, results of operations or cash flows.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act, as amended, the registrant certifies that it meets all of the requirements for filing this annual report on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELECOMUNICAÇÕES DE SÃO PAULO S.A.—TELESP

By:	/s/ Fernando Xavier Ferreira
	Name:	Fernando Xavier Ferreira

	Title:	Chief Executive Officer

By:	/s/ Pedro Lucas Antón Lázaro
	Name:	Pedro Lucas Antón Lázaro

Title:	Chief Financial Officer

Dated: April 15, 2005

EXHIBIT INDEX

Exhibit Number	Description

1.1	Bylaws of Telecomunicações de São Paulo S.A.—Telesp, as amended (unofficial English translation)

12.1	Section 906 Certification of the Chief Executive Officer

12.2	Section 906 Certification of the Chief Financial Officer

13.1	Section 302 Certification of the Chief Executive Officer

13.2	Section 302 Certification of the Chief Financial Officer