Form 20-F
period 2005-12-31
TELESP HOLDING CO
filed 2006-04-12
CIK 1066119

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to             .

Commission file number: 001-14475

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

(Exact name of Registrant as specified in its charter)

Telecommunications of São Paulo – Telesp

(Translation of Registrant’s name into English)

Federative Republic of Brazil

(Jurisdiction of incorporation or organization)

Rua Martiniano de Carvalho, 851 – 21º andar

01321-001 São Paulo, SP, Brasil

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Preferred Shares, without par value	New York Stock Exchange*
American Depositary Shares (as evidenced by American Depositary Receipts), each representing 1 share of Preferred Stock	New York Stock Exchange

*	Not for trading purposes, but only in connection with the registration on the New York Stock Exchange of American Depositary Shares representing those Preferred Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

[None]

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

[None]

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

The number of outstanding shares as of December 31, 2005 was:

Title of Class	Number of Shares Outstanding
Shares of Common Stock	164,061,698
Shares of Preferred Stock	327,968,193

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes    ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer  ☐    Accelerated Filer  ☐    Non-accelerated Filer  ☒

Indicate by check mark which financial statement item the registrant has elected to follow.    ☐  Item 17    ☒  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

i

INTRODUCTION

References in this annual report to “Telesp,” “we,” “our,” “us” and “the company” are to Telecomunicações de São Paulo S.A. – TELESP and its consolidated subsidiaries (unless the context otherwise requires). In addition, all references in this annual report to:

•	“ADSs” are to our American Depositary Shares, each representing 1 share of our non-voting preferred shares;

•	“ANATEL” are to Agência Nacional de Telecomunicações – ANATEL, the National Telecommunications Agency of Brazil;

•	“BOVESPA” are to the Bolsa de Valores de São Paulo, or the São Paulo Stock Exchange;

•	“Brazilian Central Bank” or “Central Bank” are to the Banco Central do Brasil, the Central Bank of Brazil;

•	“Brazilian Corporate Law” are to the Lei das Sociedades por Ações, Law No. 6,404 of December 1976, as amended;

•	“Brazilian government” are to the federal government of the Federative Republic of Brazil;

•	“CMN” are to the Conselho Monetário Nacional, the Monetary Council of Brazil;

•	“Commission” or “SEC” are to the U.S. Securities and Exchange Commission;

•	“Corporate Law Method” is the accounting practice to be followed in the preparation of our financial statements for regulatory and statutory purposes prescribed by the Brazilian Corporate Law and accounting standards issued by the CVM and the Independent Auditors Institute of Brazil (Instituto dos Auditores Independentes do Brasil – IBRACON);

•	“CVM” are to the Comissão de Valores Mobiliários, the Securities Commission of Brazil;

•	“General Telecommunications Law” are to Lei Geral de Telecomunicações, as amended, which regulates the telecommunications industry in Brazil;

•	“JPY” are to Japanese Yen;

•	“real,” “reais” or “R$” are to Brazilian reais, the official currency of Brazil;

•	“SEC” or “the Commission” is the Securities and Exchange Commission; and

•	“US$,” “dollars” or “U.S. dollars” are to United States dollars.

Unless otherwise specified, data relating to the Brazilian telecommunications industry included in this annual report were obtained from ANATEL.

The “Glossary of Telecommunications Terms” that begins on page 90 provides the definition of certain technical terms used in this annual report.

FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. Certain statements included in this annual report, principally in “Item 3.E—Risk Factors,” “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects,” contain information that is forward looking, including, but not limited to:

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

PRESENTATION OF FINANCIAL INFORMATION

Our consolidated financial statements as of December 31, 2005 and 2004 and for the years ended December 31, 2005, 2004 and 2003, have been prepared in accordance with the Corporate Law Method, which differs in certain significant respects from generally accepted accounting principles in the United States, or U.S. GAAP. Note 33 to our financial statements appearing elsewhere in this annual report describes the principal differences between the Corporate Law Method and U.S. GAAP as they relate to us, and provides a reconciliation to U.S. GAAP of net income and shareholders’ equity. These consolidated financial statements have been audited by Deloitte Touche Tohmatsu Auditores Independentes (“Deloitte”) (for the years ended December 31, 2003 and 2004) and Ernst & Young Auditores Independentes S.S. (“E&Y”) (for the year ended December 31, 2005).

We have made rounding adjustments to reach some of the figures included in this annual report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

Our consolidated financial statements included in this annual report on Form 20-F and the selected financial data presented for the periods described below have been prepared in accordance with the Corporate Law Method, which is the same basis of accounting used in our annual and interim financial statements published in Brazil, audited by Ernst & Young Auditores Independentes. For consistent presentation, we have used the Corporate Law Method for all periods described in this annual report on Form 20-F. See Note 2 to the consolidated financial statements.

The following tables present a summary of our selected financial data at the dates and for each of the periods indicated. You should read the following information together with our audited consolidated financial statements and the notes thereto included elsewhere in this annual report and with “Item 5—Operating and Financial Review and Prospects.”

	Year ended December 31,
	2005	2004	2003	2002	2001
	(in millions of reais, except for share and per share data)
Income Statement Data:
Corporate Law Method
Net operating revenue	14,395	13,309	11,805	10,088	9,049
Cost of services	(7,717)	(7,496)	(6,715)	(5,770)	(4,896)

Gross profit	6,678	5,813	5,090	4,318	4,153
Operating expenses, net	(2,843)	(2,544)	(2,643)	(2,207)	(1,955)
Operating income before financial income (expense)	3,835	3,269	2,447	2,111	2,198
Financial expense, net	(460)	(404)	(630)	(755)	(336)

Operating income	3,375	2,865	1,817	1,356	1,862
Net non-operating income (expense)	38	40	50	(33)	(17)

Income before taxes	3,413	2,905	1,867	1,323	1,845
Income and social contribution taxes	(871)	(724)	(279)	(247)	(269)
Net income	2,542	2,181	1,588	1,076	1,576

Earnings per share in reais	5.17	0.0044	0.0032	0.0022	0.0032
Cash Dividends per share in reais, net of income tax
Common Shares	6.89	5.63	6.90	1.78	1.83
Preferred Shares	7.58	6.20	7.60	1.96	1.83
U.S. GAAP
Net operating revenue	19,870	18,330	16,219	13,759	13,240
Operating income	3,981	3,442	2,419	1,970	1,999
Net income	2,638	2,184	2,011	675	1,652

Net income per share:
Common shares—basic and diluted (1) (3)	5.02	4.05	3.62	1.25	3.35
Weighted average number of common shares outstanding—basic and diluted	164,734,052	165,320,207	165,320,207	165,321,904	165,322,470
Preferred shares—basic and diluted (2) (3)	5.52	4.61	4.31	1.43	3.35
Weighted average number of preferred shares outstanding—basic and diluted	328,130,540	328,272,073	328,272,073	328,325,175	328,342,876

2001
(1) Net income per share in accordance with U.S. GAAP
Common shares—Basic and diluted
Before cumulative effect of a change in accounting principle	3.29
Cumulative effect of a change in accounting principle	0.06
U.S. GAAP net income	3.35

2001
(2) Net income per share in accordance with U.S. GAAP
Preferred shares—Basic and diluted
Before cumulative effect of a change in accounting principle	3.29
Cumulative effect of a change in accounting principle	0.06
U.S. GAAP net income	3.35

(3) In accordance with U.S. GAAP, the reverse stock split is reflected from 2001 onward.

	December 31,
	2005	2004	2003	2002	2001
	(in millions or reais, except per share data)
Balance Sheet Data:
Corporate Law Method
Property, plant and equipment, net	12,358	13,369	14,735	16,223	17,515
Total assets	18,849	18,752	20,123	22,361	22,828
Loans and financing—current portion	247	530	1,982	2,471	2,636
Loans and financing—non-current portion	2,151	2,226	995	2,115	1,368
Shareholders’ equity	10,204	11,399	12,269	14,483	14,699
Capital stock	5,978	5,978	5,978	5,978	5,640
Number of shares outstanding (in thousands) (4)	492,030	493,592,279	493,592,279	493,592,279	493,665,346
U.S. GAAP
Property, plant and equipment, net	12,726	13,700	15,063	16,749	18,191
Total assets	19,229	19,159	20,470	23,036	23,517
Loans and financing—current portion	256	478	1,878	2,305	2,543
Loans and financing—non-current portion	2,151	2,231	942	2,055	1,349
Shareholders’ equity	10,265	11,422	12,280	14,174	14,638

(4)	On May 11, 2005, the shareholders approved a reverse stock split in the proportion of 1,000 (one thousand) shares to 1 (one) share of the same class. Had the reverse stock split occurred on December 31, 2001, shares outstanding would be 493,592 in 2004, 2003 and 2002 and 493,665 in 2001.

	December 31,
	2005	2004	2003	2002	2001
	(million of reais except when indicated)
Cash Flow Data:
Operating activities:
Net cash provided by operating activities	5,536	5,606	4,976	4,574	3,775
Investing activities:
Net cash (used in) investing activities	(1,665)	(1,415)	(1,278)	(1,614)	(4,526)
Financing activities:
Net cash provided by (used in) financing activities	(3,647)	(4,167)	(3,974)	(2,675)	860
Increase (decrease) in cash and cash equivalents	224	24	(276)	285	109
Cash and cash equivalents at beginning of year	239	215	491	206	97

Cash and cash equivalents at end of year	463	239	215	491	206

Exchange Rates

The regulations governing the Brazilian foreign exchange market were changed on March 14, 2005. Prior to such date, there were two principal legal foreign exchange markets in Brazil:

•	the commercial rate exchange market and

•	the floating rate exchange market.

On March 4, 2005, the Brazilian Monetary Council issued Resolution No. 3,265, which created a single foreign exchange market for all transactions effective as of March 14, 2005.

Additionally, on March 9, 2005, the Brazilian Central Bank issued Circular No. 3,280, containing the regulations for the foreign exchange market and for international investments, which governs the Brazilian foreign exchange market, Brazilian investments abroad and foreign investment in Brazil.

From March 1995 until January 1999, the Brazilian Central Bank allowed the gradual devaluation of the real against the U.S. dollar. In January 1999, the Brazilian Central Bank allowed the real/U.S. dollar exchange rate to float freely. Since then, the real/U.S. dollar exchange rate has been established mainly by the Brazilian interbank market and has fluctuated considerably. The Brazilian Central Bank has intervened occasionally to control unstable movements in the foreign exchange rate. However, the exchange market may continue to be volatile, and the real may depreciate or appreciate substantially in value in relation to the U.S. dollar in the future. It is not possible to predict whether the Brazilian Central Bank or the Brazilian government will continue to let the real float freely or will intervene in the exchange rate market through a currency band system or otherwise.

The following table set forth the exchange rate (subject to rounding adjustments), expressed in reais per U.S. dollar (R$/US$), for the periods indicated:

	Exchange Rate of R$ per US$
	Low	High	Average (1)	Period-end
Year Ended:
December 31, 1999	1.2070	2.1639	1.8150	1.7882
December 31, 2000	1.7226	1.9839	1.8287	1.9546
December 31, 2001	1.9349	2.7999	2.3514	2.3196
December 31, 2002	2.2701	3.9544	2.9301	3.5325
December 31, 2003	2.8211	3.6615	3.0702	2.8884
December 31, 2004	2.6536	3.2043	2.9249	2.6536
December 31, 2005	2.1625	2.7613	2.4333	2.3399

Month Ended:
January 31, 2006	2.2108	2.3452	2.2731	2.2152
February 28, 2006	2.1169	2.2209	2.1611	2.1347
March 31, 2006	2.1059	2.2230	2.1512	2.1716
April 5, 2006	2.1285	2.1534	2.1385	2.1336

Source: Brazilian Central Bank.

(1)	Represents the average of the exchange rates on the last day of each month during the period.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

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

In the past, the Brazilian government has intervened in the Brazilian economy and occasionally made drastic changes in policy. The Brazilian government’s actions to control inflation and affect other policies have often involved wage and price controls, currency devaluations, capital controls, and limits on imports, among other things. Our business, financial condition, results of operations and the market price of our preferred shares and ADSs may be adversely affected by changes in government policies, as well as general economic factors, including:

•	currency fluctuations;

•	exchange control policies;

•	internal economic growth;

•	inflation;

•	price instability;

•	energy policy;

•	interest rates;

•	liquidity of domestic capital and lending markets;

•	tax policies (including reforms currently under discussion in the Brazilian Congress); and

•	other political, diplomatic, social and economic developments in or affecting Brazil.

Uncertainty as to future government policies may contribute to an increase in the volatility of the Brazilian securities markets and securities issued abroad by Brazilian companies. The Brazilian economy grew 2.3% in 2005, 4.9% in 2004 and 0.5% in 2003. Due to the limited economic growth in recent years, it is not certain whether the current economic policy will succeed. We can not predict whether Brazil’s monetary, tax, social security and other policies will cause an adverse impact to the economy, to our business and results of operations or to the market price of our preferred shares and ADSs.

Political instability may have an adverse impact on the Brazilian economy.

Political crises in Brazil in the past have affected the trust of investors and the public in general, as well as the development of the economy. Political crises may have an adverse impact on the Brazilian economy, our business, financial condition and results of operations and the market price of our preferred shares and ADSs.

Additionally, the Brazilian presidential election is scheduled to occur in October 2006. Considering that the Brazilian President has great powers to determine and change the governmental policies, including the economic ones, the result of the presidential run up may result in the implementation of new policies which might have an adverse impact in the transactions and results of operations of Brazilian companies, including our company. It is impossible to foresee the future development of the Brazilian economy and if it will or not affect us, our business, results of operations and the market price of our preferred shares and ADSs.

Inflation and government efforts to curb inflation may contribute to economic uncertainty in Brazil, adversely affecting our business and results of operations.

Brazil has historically experienced high rates of inflation. Inflation and certain of the government’s measures taken in the attempt to curb inflation have had significant negative effects on the Brazilian economy. Since 1994, and after enactment of the Real Plan, Brazil’s inflation rate has been substantially reduced than in previous periods. The Consumer Prices Index (Índice de Preços ao Consumidor), or the IPCA, published by the Instituto Brasileiro de Geografia e Estatística, rose 5.7% in 2005, the lowest rate of inflation in five years, helped by the exchange rate appreciation. This index had presented variations of 7.6% in 2004, 9.3% in 2003 and 12.5% in 2002. The General Prices Index (Índice Geral de Preços), or IGP-DI, as published by Fundação Getúlio Vargas, which is more influenced by exchange rates variations due to the inclusion of producer prices, registered inflation rates of 1.2% in 2005, 12.1% in 2004, 7.7% in 2003 and 26.4% in 2002.

Starting in 2006, at ANATEL’s direction, telephone fees will be indexed to the IST, which is a basket of national indexes that reflect our sector’s operating costs, which could reduce the inconsistencies between our industry’s revenues and costs and thus reduce the adverse effects of inflation on us. However, Brazilian monetary policy will continue to call for the IPCA as an inflation targeting system. This means that upon rises in inflation beyond the Brazilian Central Bank’s 4.5% 2006 target, basic interest rates may rise, the indirect effects of which could be damage on demand for telecommunication goods and services.

Fluctuations in the value of the Brazilian real against the value of the U.S. dollar may adversely affect our ability to pay U.S. dollar–denominated or U.S. dollar–linked obligations and could lower the market value of our preferred shares and ADSs.

The Brazilian currencies have experienced devaluations in the past. The real devalued against the U.S. dollar by 18.7% in 2001 and 52.3% in 2002. In contrast, the real appreciated in 2003, 2004 and 2005 against the U.S. dollar by 18.2%, 8.1% and 11.8%, respectively. See “Item 3.A—Selected Financial Data–Exchange Rates” for more information on exchange rates.

It should be noted that the IST, the new index applicable to telecommunication fees from 2006 onward, reflects exchange fluctuation to a lesser degree than the previously applicable index, the IGP-DI. This means that from 2006 onward, telecommunication revenues, when converted to U.S. dollars, might also reflect exchange fluctuations to a lesser degree, which would weaken the results of our operations during periods of devaluation.

As of December 31, 2005, 36.5 percent of our R$2.40 billion total indebtedness was denominated in foreign currencies and primarily in U.S. dollars and Japanese yen. As of December 31, 2005, we had currency hedges in place to cover virtually all of our foreign currency denominated debt. See “Item 11(a)—Quantitative and Qualitative Disclosures about Market Risk—Exchange rate risk.” Part of the costs relating to our network infrastructure is payable or linked to payment by us in U.S. dollars. However, other than income derived from hedging transactions and international long distance interconnection, all of our revenues are generated in reais. To the extent that the value of the real decreases relative to the U.S. dollar, our debt becomes more expensive to service and it becomes more costly for us to acquire technology and goods necessary to operate our business that have their prices linked to the exchange rate fluctuation. Certain additional costs, however, are offset by revenues from corresponding hedging transactions. Nevertheless, currency fluctuations are expected to continue to affect our financial income and expense.

Political, economic and social developments, and the perception of risk in other countries, especially emerging market countries, may adversely affect the Brazilian economy, our business, and the market price of Brazilian securities, including our preferred shares and ADSs.

The market for securities issued by Brazilian companies is influenced, in varying degrees, by global economic and market conditions, and especially by those of Latin American countries and other emerging markets. The reaction of investors to developments in other countries may have an adverse impact on the market value of securities of Brazilian companies. Crises in other emerging countries or the economic policies of other countries, in particular those of the United States, may reduce investor demand for securities of Brazilian companies, including our preferred shares. Any of the foregoing developments may adversely affect the market value of our preferred shares and hinder our ability to access the capital markets and finance our operations in the future on acceptable terms and costs, or at all.

Exchange controls and restrictions on remittances abroad may adversely affect holders of our preferred shares and ADSs.

Brazilian law provides that, whenever there is a significant imbalance in Brazil’s balance of payments or a significant possibility that such imbalance will exist, the Brazilian government may impose temporary restrictions on the remittance to foreign investors of the proceeds of their investment in Brazil (as it did for approximately six months in 1989 and early 1990) and on the conversion of reais into foreign currencies. Any such restrictions could hinder or prevent the holders of our preferred shares or the depositary for the ADSs from converting dividends, distributions or the proceeds from any sale of such securities into U.S. dollars and remitting such U.S. dollars abroad. The imposition of these restrictions would also likely have a material adverse effect on the market price of our preferred shares and the ADSs.

Risks Relating to the Brazilian Telecommunications Industry and Us

Extensive government regulation of the telecommunications industry and our concession may limit our flexibility in responding to market conditions, competition and changes in our cost structure or impact our fees.

Our business is subject to extensive government regulation. ANATEL, which is the primary telecommunications industry regulator in Brazil, is responsible for, among other things:

•	regulations;

•	licensing;

•	fees;

•	competition;

•	telecommunications resource allocation;

•	service standards;

•	technical standards;

•	quality standards;

•	interconnection and settlement arrangements; and

•	supervision of universal service obligations.

The initial monthly and usage fees for our services (local and long-distance) were initially determined in our concession agreement, which also sets the annual price adjustment. We derive a substantial portion of our revenues from services subject to this price adjustment. The method of price adjustment is basically a price cap. ANATEL applies annually a price index correction that reflects the inflation index of the period (in accordance with the concession contract) and a productivity factor (in accordance with the concession contract) to our local and long-distance fees. ANATEL has complied with the fee range set by the concession agreement. We are currently involved in litigation relating to the inflation index used to calculate the price adjustment of our fees that may negatively impact our financial results. See “Item 4B—Local Rates” and “Item 8A—Regulatory and Antitrust Litigation” for additional information on these claims.

In July 2005, ANATEL published new rules regarding interconnection systems which substantially changed the interconnection model. These changes include: (i) an obligation to offer the public all types of interconnection services, in addition to interconnections between fixed line service providers and mobile service providers; (ii) an offer of interconnections for Class III and Class V services; (iii) the establishment of criteria for the treatment of fraudulent calls; and (iv) the reduction of terms for the availability of interconnections. As a result of these reforms, new operators may enter the market and increase the competition we currently face.

Our concession may be terminated by the Brazilian government under certain circumstances.

We operate our business under a concession granted by the Brazilian government. According to the terms of the concession, we are obligated to meet certain universal services requirements and to maintain minimum quality and service standards. For example, ANATEL requires that we satisfy certain conditions with respect to, among other things, expansion of our network to provide public telephone service for all areas with populations in excess of 100, expansion of our network to provide private individual telephone service for all areas with populations in excess of 300 and, with respect to quality of service, targets for call completion rates. Our ability to satisfy these terms and conditions, as well as others, may be affected by factors beyond our control. There is no guarantee that, going forward, we will be able to comply with all of the requirements imposed on us by ANATEL or the Brazilian government. Our failure to comply with the requirements of our concession may result in the imposition of fines or other government actions, including the termination of our concession. Any partial or total revocation of our concession would have a material adverse effect on our financial condition and results of operations.

On December 1, 2005, we sent to ANATEL the necessary evidence that we had attained our network expansion and universal service targets established by the Serviço Telefônico Fixo Comutado, or the STFC, of 2005. The evidence of our accomplishment was submitted by ANATEL to a public hearing on December 22, 2005, which was completed on February 6, 2006. ANATEL is in the process of issuing a certificate.

The expiration date of the original Concession Agreement was December 31, 2005, but it has been renewed as of December 22, 2005 for an additional 20-year term.

We face substantial competition from other fixed-line providers that may reduce our market share.

The satisfaction of ANATEL’s universal service targets by several fixed telecommunications services providers opened our region to the provision of local and long-distance telecommunications services by other providers. We have experienced, and expect to continue to experience, market adjustments in which providers take actions in order to compete for clients, especially corporate and premium residential clients. Such actions tend to result in lower prices and impacts market share. The Brazilian telecommunications market continues to reorganize and the profile of our competitors remains subject to change. This move towards reorganization and consolidation during 2005 is well illustrated by Carso Group’s acquisition of a significant corporate stake in the biggest Brazilian cable company Net Comunicações S.A. through Teléfonos de Mexico S.A. – Telmex. Such consolidation could allow our competitors to threaten our market share by providing bundled services or by making increased investments or offering more discounts as a result of greater financial viability.

We face increasing competition from cellular service providers.

Rapid growth of the cellular telecommunications industry and intense competition among cellular services providers have resulted in lower prices for cellular services. Cellular services are increasingly becoming an alternative to fixed-line services for residential customers. We expect this to negatively impact the use of fixed telecommunications services and, therefore, mobile services are still the main competitive product to our services. See “Item 4—Information on the Company—Competition.” In 2004,

the number of cellular phones surpassed the number of fixed phones in the State of São Paulo. While some of the negative impact from the migration to cellular services is mitigated by the interconnection fees we receive from cellular to fixed-line calls, we cannot assure you that this will continue or that the continued growth of cellular services, and possible combination packages of services between fixed-line and mobile services, will not ultimately have an adverse impact on our business. In 2005, the mobile network interconnection fees paid by fixed operators to mobile operators should have begun running based on free negotiation among the operators, whereby each operator would negotiate the mobile interconnection fee directly with each other operator. However, the operators failed to reach an agreement and so ANATEL intervened in their negotiations and arbitrarily set the terms thereof, extending the then current fixed mobile interconnection conditions for at least one year. In respect of the interconnection fees paid to fixed operators, the extension of the Concession Contract, which began on January 1, 2006, set new conditions for the calculations of the fees. Now, the local network interconnection fee is defined as 50% of the price of one minute of local traffic and the long distance interconnection fee is defined based on the price of long distance traffic. As a result, the fees were significantly reduced (by between 30% and 40%). Further, there is uncertainty regarding this issue due to a postponing of the conversion of the fees from per pulse to per minute. This situation increases the chances of legal claims related to the conversion process, which could in turn affect the defined values for the interconnection fees.

The industry in which we conduct our business is subject to rapid technological changes that could have a material adverse effect on our ability to provide competitive services.

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

You will not be able to exercise the preemptive rights relating to the preferred shares underlying your ADSs unless a registration statement under the U.S. Securities Act of 1933, as amended, or the Securities Act, is effective with respect to those rights, or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement. Unless we file a registration statement or an exemption from registration applies, you may receive only the net proceeds from the sale of your preemptive rights by the depositary, or if the preemptive rights cannot be sold, they will lapse and you will not receive any value for them. For more information on the exercise of your rights, see “Item 10—Additional Information—Memorandum and Articles of Association—Preemptive Rights.”

Certain Factors Relating to Our Controlling Shareholder

Our controlling shareholder has a great deal of influence over our business.

Telefónica Internacional S.A., or Telefónica Internacional, our principal shareholder, currently owns directly and indirectly approximately 84.71% of our voting shares and 87.49% of our total capital. See “Item 7.A—Major Shareholders” and “Item 7.B–Related Party Transactions.” As a result of its share ownership, Telefónica Internacional has the power to control us and our subsidiaries, including the power to elect our directors and officers and to determine the outcome of any action requiring shareholder approval, including transactions with related parties, corporate reorganizations and the timing and payment of our dividends. Given this degree of control over our company, circumstances could arise under which the interests of Telefónica Internacional could be deemed to be in conflict with the interests of our other shareholders.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

General

Following the restructuring and privatization of Telebrás, discussed below, we were incorporated on November 30, 1999, as a corporation (sociedade anônima) organized under the laws of the Federative Republic of Brazil. We are registered with the CVM, as a publicly held company and our stock is traded on BOVESPA. We are also registered with the SEC in the United States and our ADSs are traded on the New York Stock Exchange, or NYSE. Our headquarters are located at Rua Martiniano de Carvalho, 851 – 21º andar, 01321-001, São Paulo, SP, Brasil. Our telephone number is 55-11-3549-7922.

As of December 31, 2005, we had 164,061,698 outstanding common shares, with no par value per share, and 327,968,193 preferred shares, with no par value per share, after the reverse stock split that was approved on May 11, 2005. See “Item 8—Financial Information—Dividends and Dividend Distribution Policy—Reverse Stock Split.” Our shareholders’ equity was in the amount of R$10,204,207,000 as presented under the Corporate Law Method.

We provide fixed-line telecommunications services in the State of São Paulo under a concession agreement granted in 1998 by the Brazilian government entered into in connection with the restructuring and privatization of the Telebrás System, as described below. The concession authorizes us to provide fixed-line telecommunications services in a specific region, which includes all of the State of São Paulo except for a small area (Sector 33), where a previously existing fixed line service provider, CTBC Telecom, that was not part of the Telebrás System continues to operate independently.

In addition to the services we provide under the concession agreement of 1998, we also provide international and interregional long distance services, as permitted under Act 23,395 of March 1, 2002, by which ANATEL also acknowledged our having accomplished the network expansion and universal service targets as of September 30, 2001.

As of December 31, 2005, our regional telephone network included approximately 14.3 million installed lines, including public telephone lines, of which 12.3 million lines were in service. Of the access lines in service, approximately 74.7% were residential, 19.9% were commercial, 2.7% were public telephone lines and 2.7% were for our own use and for testing.

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

On April 12, 1973, our principal predecessor company, which carried the same name as we do, Telecomunicações de São Paulo S.A. – Telesp, or TDSP, began providing telecommunications public services as a Telebrás System operating company in the State of São Paulo. In 1973, TDSP acquired Companhia Telefônica da Borda do Campo, or CTBC, which had long been active in the São Paulo metropolitan area as a telecommunications public services concessionaire. With this acquisition, TDSP became the main supplier of fixed-line telecommunications services in the State of São Paulo and remained so until a wave of deregulation in the 1990s.

In 1995, the Brazilian government began a comprehensive reform of its system of telecommunications regulations. In July 1997, Brazil’s national congress adopted the General Telecommunications Law, which provided for the establishment of a new regulatory framework, the introduction of competition and the privatization of the Telebrás System.

In May 1998, just prior to its privatization, the Telebrás System was restructured to form, in addition to Telebrás, twelve new holding companies. Virtually all assets and liabilities of Telebrás were transferred to the new holding companies, or the “new holding companies.” The resulting new holding companies, together with their respective subsidiaries, consisted of (i) eight cellular holding companies, each in one of eight cellular regions, and holding one or more operating companies that provided cellular services; (ii) three fixed-line holding companies, each in one of three fixed-line regions and holding one or more operating companies that provided local and intraregional long-distance services; and (iii) Embratel Participações S.A., a holding company of a single one of Telebrás operating companies, Empresa Brasileira de Telecomunicações S.A. – Embratel, which provides international long-distance services throughout Brazil. Telesp Participações S.A., or TelespPar, was a new holding company formed in connection with the Telebrás privatization. Pursuant to the privatization, TelespPar received the shares held by Telebrás in the operating subsidiaries of the Telebrás System in the State of São Paulo, including TDSP and CTBC, that provided fixed-line telecommunications service in the State of São Paulo.

In July 1998, the federal government privatized the Telebrás system, selling substantially all its shares in the new holding companies, including TelespPar and its shares in TDSP and CTBC, to private sector buyers. The federal government’s shares of TelespPar were purchased by SP Telecomunicações Holding S.A., or SP Telecomunicações, formerly known as Tele Brasil Sul Participações S.A., a consortium comprised of Telefónica Internacional, Portelcom Fixa S.A., Banco Bilbao Vizcaya S.A., Iberdrola Investimentos S.U.L., CTC Internacional S.A. and Telefónica de Argentina S.A. As a result of a subsequent reorganization of SP Telecomunicações on January 10, 1999, one of its subsidiaries, SPT Participações S.A., or SPT, became the controlling shareholder of TelespPar. SPT was controlled by Telefónica Internacional, S.A (69.04%), Portugal Telecom, S.A (19.85%), PTELECOM, S.A (3.15%), Iberdrola Energia, S.A (6.04%), Iberdrola Investimentos S.U.L. (0.96%) and Banco Bilbao Vizcaya (0.96%).

The Reorganization of TelespPar

On November 30, 1999, the respective shareholders of TelespPar, TDSP, CTBC and SPT approved a reorganization involving a series of mergers. Pursuant to the restructuring, the operations of TDSP, CTBC and SPT were merged with and into TelespPar, which remained as the surviving entity. Telespar simultaneously became the telecommunications services company operating under our current name, Telecomunicações de São Paulo S.A. – Telesp.

Ceterp’s Acquisition

On December 22, 1999, we acquired, through a public auction from the municipal government of the City of Ribeirão Preto, in the State of São Paulo, 51.0% of the voting shares and 36.0% of the total outstanding shares of Centrais Telefônicas de Ribeirão Preto S.A., or Ceterp. Ceterp provided fixed-line and cellular services in the State of São Paulo, outside the Telebrás System, and had been one of our minor competitors. According to the terms of the acquisition, on December 30, 1999, we acquired an additional 45% of the voting shares and 36% of the total outstanding shares of Ceterp from certain pension funds.

Under the terms of the acquisition, we were also required to launch a tender offer for the remaining minority shares of Ceterp at a price equal to that paid to the selling pension funds, with adjustments for inflation and interest. This tender offer was completed on October 4, 2000 and, as a result, we increased our holdings to 99.85% of Ceterp’s voting shares and 96.97% of its preferred shares.

In order to comply with regulatory requirements, on October 27, 2000, Ceterp sold for cash Ceterp Celular S.A., its wholly owned cellular subsidiary, to Telesp Celular.

On November 30, 2000, Ceterp was merged with and into us.

The Spin-off of Certain Data Transmission Operations

On January 30, 2001, our shareholders approved the spin-off of certain operations of our data transmission business into an independent Brazilian corporation, Telefônica Data Brasil Holding S.A., or TDBH. This spin-off was part of Telefónica’s global business reorganization to allow managerial and operational consolidation of business lines through separate, but affiliated, global business units and to enhance the strategic and competitive position of the group. As a result of the spin-off, we hold no interest in the equity share capital of TDBH, and TDBH holds no interest in our equity share capital. The relationship between TDBH and us is limited to certain arrangements in the ordinary course of business between us as a fixed-line network operator and TDBH as a data transmission services provider. However, TDBH and we still remained under the common control of Telefónica, S.A., or Telefónica, and certain of its affiliates, including Telefónica International S.A. and SPT, both of which are wholly-owned subsidiaries of Telefónica.

Attainment of Targets

On September 30, 2001, in anticipation of a December 31, 2003 deadline, we attained the service targets set by ANATEL in respect of network expansion and service universalization. This was acknowledged by ANATEL through Act 23.395 of March 1, 2002. Pursuant to our fulfillment of the targets, on April 29, 2002, ANATEL granted us a concession allowing us to offer international and interregional long-distance services outside our concession region, thereby enabling us to have a presence throughout Brazil. Accordingly, on May 7, 2002, we began providing international long-distance service and on July 29, 2002, we began providing interregional long-distance service. See “—Regulation of the Brazilian Telecommunications Industry—Obligations of Telecommunications Companies—Network Expansion—General Plan on Universal Service Targets” for information relating to ANATEL’s network expansion and universal service targets.

Acquisition and Reorganization of Atrium

On December 30, 2004, we acquired indirect control of Atrium Telecomunicações Ltda. from Launceston Partners CV (a company incorporated in the Netherlands and controlled by the investment funds Advent Latin American, Advent PGGM Global, J.P. Morgan Partners Latin America, J.P. Morgan Capital and Sixty Wall Street Fund). Atrium provides various types of telecommunications services in Brazil, including internet and intranet services, telecommunications management services and the sale and rental of telecommunications representatives and related equipment. The acquisition was carried out through the purchase of the total share capital of Santo Genovese Participações Ltda., which held 99.99% of the representative share capital of Atrium. The purchase price was approximately R$113.4 million and was paid in cash.

On November 21, 2005 we approved the corporate reorganization of our controlled companies A. Telecom S.A. (formerly Assist Telefônica S.A.), Santo Genovese Participações Ltda., or Santo Genovese and Atrium Telecomunicações Ltda., or Atrium. The capital reorganization consisted of the following steps: (i) Atrium was merged with and into Santo Genovese, which survived; and (ii) Santo Genovese was merged with and into A. Telecom S.A., which survived. Also under the reorganization, our shares of Santo Genovese were replaced by newly issued shares of A. Telecom S.A. as a result of the capital increase that followed the merger with Santo Genovese. We believe that the reorganization created value for A. Telecom’s shareholders, generated synergies and simplified the administrative structure of the constituent companies by offering to their clients more integrated services with commercial presence. The reorganization was implemented and became effective on March 1, 2006.

The SCM Restructuring

On March 9, 2006, our Board of Directors and the boards of directors of TDBH and Telefônica Empresas S.A., a wholly owned subsidiary of TDBH (“T-Empresas” and together with us and TDBH, the “Companies”), approved the restructuring of the Companies’ serviços de comunicação multimédia (“SCM”), or multimedia communications services, and data transmission activities (the “SCM Restructuring”).

The terms and conditions of the SCM Restructuring are set forth in an agreement executed by the Companies on March 9, 2006. The SCM Restructuring consisted of (i) the merger of TDBH into our company (the “Merger”); and (ii) the spin-off of all T-Empresas’ assets and activities except its SCM assets and activities in sectors 31, 32 and 34 of Region III of Annex II of the General Concession Plan (the “Spin-off”). The SCM Restructuring will be submitted for approval to the Companies’ respective general shareholders meetings scheduled for April 28, 2006. Upon shareholder approval of this restructuring: (i) TDBH will be dissolved; (ii) its shareholders will receive shares of our common or preferred stock, or ADSs, as appropriate; (iii) we will succeed TDBH in all of its rights and obligations; and (iv) T-Empresas will become our wholly owned subsidiary. See the Contract and Justification of the Merger of Telefônica Data Brasil Holding S.A. into Telecomunicações De São Paulo S.A. – Telesp and Partial Spin-Off of Telefônica Empresas S.A. dated March 9, 2006, which is included in this Annual Report as an exhibit.

Subsequent to the Merger and Spin-off, we intend to consolidate our existing SCM operations, currently carried out by our subsidiary A. Telecom S.A., with those of T-Empresas in order to develop SCM activities in the remainder of Brazil. We expect that the SCM Restructuring will result in: (i) greater operational and financial efficiencies; (ii) a share liquidity increase, particularly for TDBH’s shareholders, but also for our shareholders; and (iii) cost reductions all of the Companies’ activities into one listed company, Telesp.

The increase in our capital stock as a result of the Merger, and the reduction in T-Empresas’ capital stock as a result of the Spin-off, will each be based on appraisals of TDBH’s and T-Empresas’ respective net equity values, by Hirashima & Associados Ltda., an independent appraisal firm, issued on March 6, 2006 (the “Appraisals”). The Appraisals were based on TDBH’s and T-Empresas’ respective balance sheets as of December 31, 2005, each audited by Ernst & Young Auditores Independentes S.S.. According to the Appraisals, as of December 31, 2005, TDBH’s net equity value was R$597,164,881.58 and T-Empresas net equity value was R$304,234,227.25 (with the equity value of T-Empresas’ spun-off components being R$273,797,261.22). NM Rothschild & Sons (Brasil) Ltda. (“Rothschild”) was retained to support the share exchange ratio determination between us and Brasil Data. On the basis of the value range average determined by Rothschild (using the discounted free cash flow method), the following exchange ratios were established:

•	one share of Telesp’s common stock for each 75,389 shares of TDBH’s common stock;

•	one share of Telesp’s preferred stock for each 75,389 shares of Data’s Brazil’s preferred stock; and

•	one ADS of Telesp for each 1.50778 ADSs of TDBH (with each TDBH ADS representing 50,000 shares of our preferred stock).

As a result of the Merger, and based on the foregoing exchange ratios, a maximum of 4,758,172 shares of our common stock and 9,449,209 shares of our preferred stock will be issued, in exchange for outstanding TDBH shares of common and preferred stock (except for our existing minority shares in TDBH which will be cancelled). After the Merger, our capital stock will be divided into a maximum of 506,237,272 shares, of which 168,819,870 will be common shares and 337,417,402 will be preferred shares, all being book-entry shares without par value. Shares of our preferred stock that will be distributed to the preferred shareholders of TDBH will have the same rights as TDBH’s outstanding preferred stock, except for the right to vote for the approval of related party transactions. Regarding the Spin-off, considering that at the time of its implementation, T-Empresas will be our wholly owned subsidiary, the transfer to Telesp of the spun-off components of T-Empresas will not result in any increase or decrease in the net equity of Telesp, nor in the number of shares that comprise its capital stock.

In connection with the Merger, TDBH’s shareholders will have the right of withdrawal in accordance with Brazilian Corporate Law until 30 days from the shareholders’ approval thereof. Our shareholders will not be entitled to a right of withdrawal as a result of the Merger or Spin-off. As a result of the Merger, our shareholders are expected to approve an amendment to our bylaws which will increase the subscribed capital stock of our company. The Spin-off will not result in any amendment to our bylaws. Notwithstanding the fact that approval of ANATEL is not required, the SCM Restructuring will be submitted to the agency for filing purposes. Since the Merger and Spin-off involve companies belonging to the same group, the SCM Restructuring is not subject to approval from the Brazilian antitrust agency. The transaction costs of the SCM Restructuring are estimated at approximately R$ 3.5 million, including costs related to appraisal, auditing, legal counseling, publications and other expenses.

Corporate Structure and Ownership

Our general corporate and shareholder structure is as follows:

Capital Expenditures

Prior to privatization, our capital expenditures were planned and allocated on a system-wide basis and subject to approval by the Brazilian government. These constraints on capital expenditures prevented us from making certain investments that otherwise would have been made to improve telecommunications services in our concession region. These restrictions were lifted, and we are permitted to determine our own capital expenditure budget, subject to compliance with certain obligations to expand service under the concession.

The following table sets forth our capital expenditures for each year in the three-year period ended December 31, 2005.

	Year ended December 31,
	2005	2004	2003
	(in millions of reais)
Switching equipment	118.4	67.9	58.0
Transmission equipment	92.9	215.2	97.4
Infrastructure	55.6	17.9	41.7
External network	245.3	82.8	265.9
Data transmission	263.4	234.6	199.0
Line support equipment	240.1	296.4	205.9
Administration (general)	560.5	322.1	358.0
Long-distance	10.2	12.0	16.0
Other	88.1	90.0	103.0

Total capital expenditures	1,674.5	1,338.9	1,344.9

In addition to the consolidation of our broadband market leadership position, the primary focus of our capital expenditure program has been, and continues to be, the expansion, modernization and digitalization of the network in order to comply with ANATEL’s targets and to provide quality service for our clients. See “Item 4.B—Information on the Company—Business Overview—Regulation of the Brazilian Telecommunications Industry—Obligations of Telecommunications Companies.”

We anticipate that our capital expenditures for 2006 will be approximately R$1.8 billion. We expect to fund these expenditures with funds internally generated from our operations and through external sources of credit.

B. Business Overview

Our Region

The State of São Paulo covers an area of 248,809 square kilometers, representing approximately 2.9% of Brazil’s territory. The population of the State of São Paulo is approximately 40.4 million, representing 22% of Brazil’s total population. The gross domestic product, or GDP, of the State of São Paulo in 2005 was an estimated R$600.2 billion, or approximately US$246.6 billion, representing approximately 31% of Brazil’s GDP for the year. The State of São Paulo’s annual per capita income during 2005 was an estimated R$14,841, or approximately US$6,097.

The concessions granted by the Brazilian government in 1998 allowed us to provide fixed-line telecommunications services to a region that includes most—approximately 95%—of the State of São Paulo. The portion of the State of São Paulo that is excluded from our concession region represents approximately 1.5% of total lines in service and 2.2% of the population in the state. This concession is operated by CTBC Telecom.

Our concession region is Region III, which is comprised of 622 municipalities, including the City of São Paulo, with an aggregate population of approximately 40.4 million. Of the municipalities in Region III, 70 have populations in excess of 100,000. The City of São Paulo has a population of approximately 11 million. According to the plan established by the federal government, whereby the government granted licenses to four providers of fixed-line telecommunications services, the State of São Paulo was divided into four sectors including sectors 31 (our predecessor company’s area prior to the reorganization), 32 (the area corresponding to Ceterp prior to our acquisition), 33 (corresponding to the portion of the State of São Paulo that we do not service) and 34 (CTBC’s area prior to the reorganization). Through transactions that took place in November 1999 and December 2000, CTBC Borda do Campo and Ceterp merged into our company, which now holds Sectors 31, 32 and 34. Sector 33 is held by CTBC Telecom.

On September 30, 2001, we attained our December 31, 2003 network expansion and universal service targets, as further described below in “Services—Interregional and International Long-Distance Services.” As a result, on April 29, 2002, ANATEL granted us an operating concession to provide international and interregional long-distance services outside our concession region, thereby enabling us to have a presence throughout Brazil. On May 7, 2002, we began offering international long-distance service and, on July 29, 2002, we started offering interregional long-distance service.

The conditions for the provision of interregional and international long-distance services outside the concession area contemplate that providers already operating services under a selection code (a two-digit code to be input by the caller as a prefix to the number dialed) shall keep such code under the new licenses authorizing operation outside the applicable concession area. Accordingly, we continue using the provider selection code “15” which permits our callers to originate calls using our services even though such caller is outside our concession area. All interregional and international cellular calls, whether in our concession area or that of another provider, dialed using Personal Mobile Service—SMP, through which mobile services users choose the provider for interregional and international long-distance calls, require dialing our code “15” in order to use our services. See “Services—Network Services.”

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

We provide interconnection services to cellular service providers and other fixed telecommunications companies through the use of our network. In April 1999, we also began to sell handsets and other telephone equipment through A. Telecom S.A. (formerly Assist Telefônica S.A.), our wholly owned subsidiary. Until January 2001, we provided data transmission services, but spun off our data transmission operations into TDBH. See “Item 4.A—Information on the Company—History and Development of the Company—the SCM Restructuring.”

The following table sets forth our operating revenue for the years indicated. Our fees for each category of service are discussed below under “—Rates and Taxes.” For a discussion of trends and events affecting our operating revenue, see “Item 5—Operating and Financial Review and Prospects.”

	Year ended December 31,
	2005	2004	2003
	(in millions of reais)
Local service	9,480	8,480	7,842
Intraregional service	2,194	2,327	1,813
Interregional long-distance service	1,045	732	639
International long-distance service	159	113	101
Data transmission	1,313	909	523
Network usage services	4,220	4,039	3,558
Interconnection services	755	809	806
Network Access	415	393	354
Goods sold	8	21	23
Other	762	603	563

Total	20,351	18,426	16,222
Taxes and discounts	(5,956)	(5,117)	(4,417)

Net operating revenue.	14,395	13,309	11,805

Local Service

Local service includes installation, monthly subscription, measured service and public telephones. Measured service includes all calls that originate and terminate within the same local area or municipality of our concession region, which we refer to as “local calls,” and the leasing of our network for paging and trunking services. Excluding the portion of our region that was serviced by Ceterp before our acquisition in December 1999, we were the only supplier of local fixed-line and intraregional long-distance telecommunications services in our region until July 1999. At that time, licenses were auctioned to permit a competitor to provide local fixed line and intraregional long-distance telecommunications services in our region, including the area formerly served by Ceterp. Vésper São Paulo S.A. received authorization and began operations in December 1999. Embratel also began to provide local services in our concession region in January 2003. See “—Competition.”

Telesp became the first telephone service concessionaire in Brazil to offer local services outside its concession region (the State of São Paulo). In May 2003, we achieved the network expansion and universal service targets established by ANATEL, and began providing local services to six other states in Brazil, including Sergipe, Espírito Santo, Rio Grande do Sul, Paraná, Santa Catarina and certain areas in Rio de Janeiro. In May 2004, we began providing local telephone services in seven other states in Brazil, including in the capitals of Pará, Roraima, Amapá, Rondônia, Maranhão, Tocantins and Acre. In May 2005, we also began to provide local telephone services in the capitals of the following states: Ceará, Amazonas, Pernambuco, Rio de Janeiro, Bahia, Mato Grosso do Sul and Mato Grosso.

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

On April 29, 2002, certain provisions of the ANATEL’s order were partially suspended as a result of injunctions sought by Embratel. The injunctions prevented us from commencing our interregional services that originated in our concession region, Region III, and terminated in other concession areas, namely Region I (Telemar’s concession region) and Region II (Brasil Telecom’s concession region). However, our concession to provide local and interregional services in Region I, Region II, Sector 33 of Region III and international services in all three regions was not affected. These injunctions were lifted in June 2002, however, the lawsuits brought by Embratel have not yet been dismissed. Therefore, the possibility that we may be barred from providing interregional services still exists, although our risk of loss in this legal proceeding is deemed remote.

We began operating international long-distance service in May 2002 and interregional long-distance services in July 2002. Interregional long-distance service consists of state-to-state calls within Brazil. International long-distance service consists of calls between a point in Brazil and a point outside of Brazil.

Network Services

In 2003, the most important development in network services was the migration of the mobile cellular service to the Personal Mobile Service – SMP, through which mobile services users began to choose the provider for interregional and international long-distance calls, as they had already been choosing for fixed telephone service. The introduction of the Carrier Selection Code – CSP required us to negotiate and enter into new interconnection agreements in order to implement the new rules and regulations specifically applicable to the rendering of this new service.

In 2004, four new mobile service providers entered the SMP market:

•	Telemig Cellular and Amazonia Cellular (formerly Mobile Cellular Service), which are controlled by Telepart Participações, or Telpart Group, a consortium of investment funds and various Brazilian pension funds managed by Opportunity Bank;

•	Brasil Telecom Celular, a new provider controlled by fixed-line provider Brasil Telecom; and

•	CTBC Celular, a subsidiary of CTBC Telecom, controlled by Algar S.A. Empreendimentos e Participações, a multi-industry holding company, referred to as the Algar Group.

In 2005 we expanded our long-distance network in the main Brazilian cities of regions I and II, to new regions, such as the concession areas of CTBC Telecom, mainly in sector 33 of São Paulo, Minas Gerais and Sercomtel in Londrina. We have also entered in several new interconnection agreements that have allowed us to begin our operations in seven capital cities of Brazil—Porto Alegre, Curitiba, Brasília, Rio de Janeiro, Vitória, Belo Horizonte and Salvador—by means of supplying such markets with the necessary infrastructure based on new generation platforms.

We have also, during 2005, worked to optimize new business opportunities in the State of São Paulo through services to other telecommunication companies, which resulted in a significant increase in the number of providers that are also clients of Telesp’s inter-connection services using our local and long-distance telecommunication services.

One of the most important developments in network services initiated in 2004 and concluded in 2005 was the adjustment by regulatory requirement of the network topology in the state of São Paulo, which consisted of the integration of 92 municipalities in the state which allowed customers to make local calls that had previously been long-distance calls.

Other Services

Currently, we also provide a variety of other telecommunications services that extend beyond basic telephone service, including interactive banking services, electronic mail and other similar services.

Interconnection

In 2004, ANATEL published proposed amendments to the interconnection rules in general and, specifically, to the interconnection charging rules. In July 2005, ANATEL published new rules regarding interconnection systems which substantially changed the interconnection model. These changes include: (i) an obligation to offer the public all types of interconnection services, in addition to interconnections between fixed line service providers and mobile service providers; (ii) an offer of interconnections for Class III and Class V services; (iii) the establishment of criteria for the treatment of fraudulent calls; and (iv) the reduction of terms for the availability of interconnections. As a result of these reforms, new operators may enter the market and increase the competition we currently face.

We have entered into seven interconnection agreements that conform to the new interconnection rules. New contracts have been implemented as of March 2006, that allow us to develop additional interconnection relationships and offer our interconnection customers new telecommunications services in the state of São Paulo.

I-Telefônica

I-Telefônica is a free Internet access service provider launched in September 2002 by our subsidiary A. Telecom S.A. (formerly Assist Telefônica). The product covers 620 cities in the State of São Paulo and over 1,000 cities in all of Brazil. The service delivers high quality, stable Internet access that is structured to ensure that our clients do not encounter a busy signal when connecting to the Internet. I-Telefônica permits us to increase the range of our services and better supplies our customers by offering an entry-level option to the Internet market. I-Telefônica also represents a strategic tool to protect us against the possible traffic imbalance that may be generated by Internet access service providers that do not use our network. Traffic imbalance (sumidouro) occurs when a certain telecommunications operator has a higher volume of incoming than outgoing traffic (with another operator). When the incoming/outgoing traffic relationship falls outside the 45%–55% range, the operator with higher outgoing traffic must pay to the other the interconnection fees corresponding to the traffic that exceeds the range. Telecommunications operators that house internet service providers tend to have more incoming than outgoing traffic and thus receive interconnection revenues from other operators. I-Telefônica helps us keep our dial-up traffic on our own network, and thus reducing unfavorable traffic imbalance, thereby lowering our interconnection expenses.

IP Network Asset Acquisition

On December 10, 2002, after receiving the approval from ANATEL, our Board of Directors approved a proposal to acquire certain assets from T-Empresas, one of the companies of the Telefónica group, including the following services: (a) an Internet service which allows our customers to access our network through remote dial-up connection and (b) services that allow customers of Internet Service Providers, or ISPs, to have access to broadband Internet. The purpose of this asset acquisition was to capitalize on synergies that would assist in developing our network and provide a quick response to market competitors.

Authorization to Provide Multimedia Services

On January 29, 2003, ANATEL granted our Multimedia Communications Service (SCM) license nationwide, allowing A. Telecom S.A. (formerly Assist Telefônica), our wholly-owned subsidiary, to provide voice and data services through points-of-presence (POPs), which are comprised of private telecommunications networks and circuits.

On November 11, 2004, ANATEL granted us an experimental and scientific license to test “Wi-Max” technology, a multimedia service for a term of 12 months, renewable for one additional year. This license permits us to test new technologies and develop technical studies.

On December 14, 2005, ANATEL granted us a new experimental and scientific license to test technologies that would allow the transmission of digital video content via ADSL for a term of 6 months.

Corporate Customer Services

We offer our corporate clients comprehensive telecommunications solutions designed to address specific needs and requirements of companies operating in a number of different market segments such as manufacturing, services, financial institutions and government.

Our clients are assisted by our highly qualified professionals who offer specialized telecommunication support tailored to meet the specific needs of each company by delivering corporate internet access, voice and data solutions, and by consistently striving for greater service efficiency to preserve our competitiveness in our market.

Rates and Taxes

Rates

Overview

We generate revenues from (i) activation and monthly subscription charges; (ii) usage charges, which include measured service charges; and (iii) network usage charges.

Rates for telecommunications services are subject to comprehensive regulation by ANATEL. See “—Regulation of the Brazilian Telecommunications Industry.” Since the relative stabilization of the Brazilian economy in mid-1994, there have been two major changes in rates for local and long-distance services. First, in January 1996, rates for all services were increased, primarily to compensate for accumulated effects of inflation. Then, in May 1997, the rate structure was modified through a fee rebalancing that resulted in higher charges for measured service and monthly subscription and lower charges for intraregional, interregional and international long-distance services. The purpose of the change was to eliminate the cross-subsidy between local and long-distance services.

Concession agreements, which are valid from 1998 until December 31, 2005, establish a price cap for annual rate adjustments, generally effected at June of each year. The annual rate adjustment is applied to the following categories of service rates:

•

local services, where rates are established pursuant to a basket of fees. This basket includes rates for the installation of residential and commercial lines, measured services, activation and subscription fees. In case of a price adjustment, each one of the items within the local fee basket has a different weight, and as long as the total local fee price adjustment would not exceed the rate of increase in the General Price Index, or IGP-DI, minus a productivity factor established in the concession agreements, each individual fee within the basket can exceed the IGP-DI variation by up to 9%;

•	local network services, which may be adjusted taking into account the weighted average of traffic per hour, with adjustments limited to the rate of increase in the IGP-DI minus a productivity factor established in the concession agreements;

•	public telephone services, with adjustments limited to the rate of increase in the IGP-DI; and

•	domestic long-distance services, with rate adjustments divided into intraregional and interregional long-distance services, which are calculated, based on the weighted average of the traffic, taking into account time and distance. For these categories, each fee may individually exceed the rate of increase in the IGP-DI by up to 5%; however, the total adjustments on the basket of fees cannot exceed the rate of increase in the IGP-DI minus a productivity factor established in the concession agreements. See “—Regulation of the Brazilian Telecommunications Industry.”

Rates for international services are not required to follow the price cap established for other services and, therefore, we are free to negotiate our fees based on the international telecommunications market, where our main competitor is Embratel.

As of January 2006, with the renewal of our concession until December 31, 2025, the following readjustment rules for fees became effective.

We readjust charges based on baskets of fees, as follows:

•	local services, where rates are established pursuant to a basket of fees that includes rates for the measured services and subscription fees. In the case of a price adjustment, each one of the items within the local fee basket has a different weight and, as long as the total local fee price adjustment would not exceed the rate of increase in the General Price Index, or IST, minus a productivity factor as established in the concession agreements, each individual fee within the basket can exceed the IST variation by up to 5%;

•	local network services, which may be adjusted taking into account the weighted average of traffic per hour, with adjustments limited to the rate of increase in the IST minus a productivity factor as established in the concession agreements;

•	installation of residential and commercial lines and public telephone services, with adjustments limited to the rate of increase in the IST minus a productivity factor as established in the concession agreements; and

•	domestic long-distance services, with rate adjustments divided into intraregional and interregional long-distance services, which are calculated, based on the weighted average of the traffic, taking into account time and distance. For these categories, each fee may individually exceed the rate of increase in the IST by up to 5%; however, the total adjustments on the basket of fees cannot exceed the rate of increase in the IST minus a productivity factor as established in the concession agreements. See “—Regulation of the Brazilian Telecommunications Industry.”

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

On June 30, 2005, by means of the Act Nr. 51, 301, ANATEL ratified the new local fees for our concession areas, effective from July 3, 2005 onward. The average increase on the basis basket was 7.27%. The fees were applied to consumers as follows:

•	On July 3, 2005 we began charging a monthly subscription rate of R$38.13 per residential client;

•	Commercial clients and PBX were charged a monthly subscription rate of R$62.52 in Sector 31, R$60.02 in Sector 34 and R$57.82 in Sector 32;

•	Rates for measured service were R$0.14728 per pulse in Sector 31, R$0.14348 per pulse in Sector 34 and R$0.15454 per pulse in Sector 32; and

•	Activation fees, including taxes, were R$88.01 for sector 31, R$71.59 for sector 34 and R$42.00 for sector 32.

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

On April 29, 2002, certain provisions of ANATEL’s order were partially suspended as a result of certain legal proceedings brought by Embratel. The proceedings prevented us from commencing our interregional services that originated in our concession region, Region III, and terminated in other concession areas, namely Region I (Telemar’s concession region) and Region II (Brazil Telecom’s concession region). However, our concession to provide local and interregional services in Regions I and II, Sector 33 of Region III, and international services in all three regions was not affected. On June 28, 2002, ANATEL dismissed the proceedings and allowed us to begin offering interregional services originating in our concession region.

On July 29, 2002, after we received the concession from ANATEL to provide interregional long-distance services throughout Brazil, we launched several new options of interregional calling plans relating to consumer “Code 15,” which is the selection code dialed by customers who may choose a long-distance provider with each call and may result in different prices based upon frequency of use and customer calling patterns.

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

Network Usage Charges

We earn revenues from any fixed-line or mobile service provider that either originates or terminates a call within our network. We also pay interconnection fees to other service providers when we use their network to place or receive a call. Under the General Telecommunications Law, all fixed-line telecommunications service providers must provide interconnection upon the request of any other fixed-line or mobile telecommunications service provider. We have interconnection agreements with other telephone service providers, including Embratel, Intelig and Telesp Celular. The interconnection agreements are freely negotiated among the service providers, subject to a price cap and in compliance with the regulations established by ANATEL, which includes not only the interconnection basic principles covering commercial, technical and legal aspects, but also the traffic capacity and interconnection infrastructure that must be made available to requesting parties. If a service provider offers to any party an interconnection fee below the price cap, it must offer the same fee to any other requesting party on a nondiscriminatory basis. If the parties cannot reach an agreement on the terms of interconnection, including the interconnection fee, ANATEL can establish the terms of the interconnection. See “—Regulation of the Brazilian Telecommunications Industry—Obligations of Telecommunications Companies.”

In accordance with ANATEL regulations, we must charge interconnection fees to the other telephone service providers based on the following fees:

•	Fee for the use of our local network—we charge long-distance service providers a network usage charge for every minute used in connection with a call that either originates or terminates within our local network. We charge local service providers a fee for traffic that exceeds 55% of the total local traffic between the two service providers.

•	Fee for the use of our long-distance network—we charge the service provider a network usage charge on a per minute basis only when the interconnection access of our long-distance network is in use.

•	Fee for the lease of certain transmission facilities used by another service provider in order to place a call.

Beginning in 2006, with the 20-year renewal of the Concession Contracts, the rules in respect of local network fees, or TU-RL, were changed. Beginning on January 1, 2008, local network fees will be calculated based on a long-term cost model (LRIC—Long Run Incremental Costs). For 2006 and 2007, ANATEL established the following rule:

(i) from January 1, 2006 to December 31, 2006, the local network fee will equal 50% of the per-minute value of a local call, in accordance with value promulgated by ANATEL, for the Basic Local Service Plan; and

(ii) from January 1, 2007 to December 31, 2007 the local network fee will equal 40% of the per-minute value of a local call, in accordance with value promulgated by ANATEL, for the Basic Local Service Plan. See the Local Concession Contracts included in the Annual Report as exhibits.

The usage fees for long-distance network (TU-RIU) will also be based on a long-term cost model (LRIC—Long Run Incremental Costs) starting on January 1, 2008. See the Local Concession Contracts included in the Annual Report as exhibits.

Cellular telecommunications service in Brazil, unlike in the United States, is offered on a “calling party pays” basis, under which the subscriber pays only for calls that he or she originates. Additionally, a subscriber pays roaming charges on calls originated and terminated outside his or her home registration area. Calls received by a subscriber are paid for by the party that places the call in accordance with a rate based on per minute charges. For example, a fixed-line service customer pays a rate based on per minute charges for calls made to a cellular service subscriber. The lowest base rate per minute, or VC1, applies to calls made by a subscriber in a registration area to persons in the same registration area. Calls to persons outside the registration area, but within our concession region, are charged at a higher rate, VC2. Calls to persons outside our concession region are billed at the highest rate, VC3. When a fixed line service customer calls a mobile subscriber, we charge fixed-line service customers per minute charges based on VC1, VC2 or VC3 rates. In turn, we pay the cellular service provider the cellular network usage charge.

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

Data Transmission Rates

Although we spun off most of our data transmission services to TDBH, we still receive revenues from the rental of dedicated analog and digital lines for privately leased circuits to corporations.

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

Other taxes on gross operating revenues include two federal taxes, the Contribuição para o Programa de Integração Social or PIS and Contribuição para o Financiamento da Seguridade Social or COFINS, imposed on gross operating revenues at a combined rate of 3.65% for telecommunications services and 9.25% for other services. PIS is a tax designed to share business profits with employees through a mandatory national savings program, and is financed by monthly deposits collected as a percentage of gross operating revenues. COFINS is a tax designed to finance special social programs created and administered by the Brazilian government. On February 2, 2004, the combined rate of PIS and COFINS imposed on gross operating revenues generated by services other than telecommunications services increased from 3.65% to 9.25%. However, revenues related to, among other things, equity, dividends and fixed asset sales are not subject to PIS and COFINS, except for hedging transactions and interest on shareholders’ equity (juros sobre o capital próprio).

In addition, the following contributions are imposed on certain telecommunications services revenues:

•	Contribution for the Fund for Universal Access to Telecommunications Services— “FUST.” FUST was established in 2000 to provide resources to cover the cost exclusively attributed to fulfilling obligations (including free access to telecommunications services by governmental institutions) of universal access to telecommunications services that cannot be recovered with efficient service exploration or that is not the responsibility of the concessionaire. Contribution to FUST by all telecommunications services companies began in January 2001, at the rate of 1%, and it may not be passed on to customers.

•	Contribution for the Fund of Telecommunications Technological Development—“FUNTTEL.” FUNTTEL was established in 2000, in order to stimulate technological innovation, enhance human resources development, create employment opportunities and promote access by small and medium-sized companies to capital resources, so as to increase the competitiveness of the Brazilian telecommunications industry. Contribution to FUNTTEL by all telecommunications services companies began in March 2001, at the rate of 0.5% net operating telecommunications services revenue (except interconnection revenues), and it may not be passed on to customers.

We must also pay the Contribution for the Fund of Telecommunications Fiscalization—“FISTEL.” FISTEL is a fund supported by a tax applicable to telecommunications operators (the “FISTEL Tax”) and was established in 1966 to provide financial resources to the Brazilian government for the regulation and inspection of the telecommunications sector. The FISTEL Tax consists of two types of fees: (i) an installation inspection fee assessed on telecommunications central offices upon the issuance of their authorization certificates and (ii) an annual operations inspection fee that is based on the number of authorized central offices in operation at the end of the previous calendar year. The amount of the installation inspection fee is a fixed value, depending upon the kind of equipment installed in the authorized telecommunications station. The operations inspection fee equals 50% of the total amount of the installation inspection fee that would have been paid with respect to existing equipment.

Billing and Collection

We send each customer a monthly bill covering all of the services provided during the prior period. Telephone service providers are required under Brazilian law to offer their customers the choice of at least six different payment dates within the monthly billing cycle. In our case, customers are divided into twelve different groups, and each group receives a bill according to a specific billing date within the monthly billing cycle.

We have a billing and collection system with respect to fixed-line-to-fixed-line and fixed-line-to-mobile for local, long-distance, subscription and receivables services. Payments of the bills are effected under agreements with various banks and other collection agencies (including lottery-playing facilities) either by debiting the customer’s checking account, by direct payment to a bank or through the Internet.

Brazilian telecommunications regulations require that we also offer a billing system known as “co-billing.” The co-billing system results in a third-party telephone service company’s invoice being included within our own invoice. Our customers can receive and subsequently pay all of their bills (including the fees for the use of services of another telephone service provider) by using one invoice. In order to develop this co-billing system, we share our billing and collection infrastructure with the other telephone service companies and have developed a special system to facilitate this co-billing. We have co-billing agreements (i.e., co-billing “in”) with Intelig, Embratel, Telemar/TNL, GVT, CTBC Telecom and Brasil Telecom, each of which provides fixed-line services, and with TIM and Claro, each of which provides mobile services. Similarly, we employ the same co-billing system to bill for the use of our services by customers of other service providers. We have co-billing agreements of this nature (i.e., co-billing “out”) with Telemar, CTBC, Brasil Telecom, Sercomtel and GVT, each of which provides fixed-line services, and with Claro, Oi, Tim, Telemig Celular, Amazônia Celular, Sercomtel Celular, CTBC Celular, Brasil Telecom Celular and VIVO, each of which provides mobile services.

ANATEL regulations allow us to restrict a customer from making outgoing calls after a receivable has been outstanding for 30 days—a partial block—or restrict a customer from making outgoing or receiving incoming calls—a total block—after 60 days and to disconnect a customer upon failure to pay after 90 days. On December 31, 2005, we had 454,109 telephone lines partially blocked and 476,116 telephone lines totally blocked. We charge penalties of 2% plus interest at the rate of 1% per month on the overdue amounts. On December 31, 2005, 4.73% of all receivables had been outstanding between 30 and 90 days, and 15.47% of all receivables had been outstanding for more than 90 days. For a discussion of provisions for past due accounts, see “Item 5—Operating and Financial Review and Prospects.”

In 2005, we operated for the second consecutive year having improved the system to control the revenue chain. This control was important for continual improvements in our billing and collections processes, as well as for the assurance of the non-occurrence of losses in the implementation of new systems and in roll-outs. The actions were followed closely by our Revenue Assurance Team, which measures every risk of loss of revenue detected along the billing and collection chain. These risks were managed to minimize revenue losses.

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

As a telecommunications services provider, we do not physically build our own network and facilities. We purchase the equipment through which we provide our services from third-parties and, accordingly, do not buy the raw materials that comprise our network and facilities. The following table sets forth selected information about our network in aggregate, at the dates and for the years indicated:

	At and for Year ended December 31,
	2005	2004	2003	2002	2001
Installed access lines (millions)	14.3	14.2	14.2	14.4	14.3
Access lines in service (millions) (1)	12.3	12.5	12.3	12.5	12.6
Average access lines in service (millions)	12.4	12.3	12.4	12.6	11.9
Access lines in service per 100 inhabitants	30.9	31.7	31.6	32.9	33.8
Percentage of installed access lines connected to digital switches	100.0	98.7	96.9	96.1	95.7
Employees per 1,000 access lines installed	0.5	0.5	0.6	0.7	0.8
Number of public telephones (thousands)	331.5	331.2	331.1	330.9	342.8
Registered local call pulses (billions)	31.8	33.5	35.9	35.9	33.7
Domestic long-distance call billed minutes (billions)	8.3	9.5	10.1	8.4	8.1
International call billed minutes (millions)	104.9	96.0	87.9	29.0	—

(1)	Data includes public telephone lines.

Technology

We are incorporating new digital technology into our network in order to offer more integrated services. In 2002, we began to offer international and interregional long-distance telecommunications services known as “Super 15.” Since 1999, we have been heavily investing in the offering of broadband access through asymmetric digital subscriber line, or ADSL, technology under the brand “Speedy.” ADSL is a technology that allows more data to be sent over existing copper telephone lines. In 2005, we reached 1,206,799 broadband access connections. We introduced the innovative concept of a management portal in our ADSL network called “Portal de Serviços” through which our clients are able to select our services.

Our current Wi-Fi network consists of 599 hot spots which provide wireless Internet access and mobility to our Internet clients. These hot spots are installed mainly in major Brazilian airports, large hotel chains, certain restaurants and various coffee shops in the City of São Paulo.

Our development plan targets state of the art communication technology, focusing on the integration with the Internet and an increase in the number of multimedia transmission services.

As of December 31, 2005, our network was nearly 100.0% digital.

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

In order to stimulate growth and increase competition, the Brazilian government issued new authorizations within our area of operations to Vésper Holdings S.A. and Vésper Holding São Paulo S.A., Embratel Participações S.A. and Intelig Telecomunicações Ltda. In April 1999, Vésper won the bid in connection with operating licenses for local and long-distance fixed-line services in Region III, our concession region. Vésper only started its operations in January 2000. In July 1999, Embratel and Intelig were also authorized to provide long-distance telecommunications services in our concession region. In addition, in July 1999, ANATEL introduced the operator selection code, so that customers may choose, at each call, the operator for their long-distance calls. Therefore, in 2000, competition in the long-distance service market increased, reducing our market share from previous years.

Vésper was formed by Qualcomm, VeloCom and Bell Canada International in 1999. According to the rules enacted by ANATEL, Vésper was required to quickly develop its local service business.

In 2002, Vésper started to offer portable telephones, which did not require physical installation in a customer’s premises and which could be operated remotely, similarly to cellular phones. However, the coverage of this device extended for several kilometers, and ANATEL prevented its sale based on the assumption that it violated the terms of Vésper’s wire line telecommunications license. Vésper modified the system and decreased its range and was thus allowed to resume the sale of its device. Based on the positive acceptance of this product when it did not present any range limits, Vésper tried to extend its operations to the wireless telecommunications business through the acquisition of licenses to operate in SMP (Personal Mobile Service), an authorization for a general mobile services operation, in the State of São Paulo (but not in the city). However, ANATEL did not authorize the use of the frequency in which Vésper operated to cellular telecommunications services and, subsequently, Vésper’s operations were offered for sale by its controlling shareholders in April 2003. In the third quarter of 2003, Vésper was sold to Embratel.

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

Intelig was granted a license to provide long-distance services throughout Brazil and implemented its intraregional long-distance service in our region in July 1999. The shareholders of Intelig include National Grid, the owner and operator of the electricity transmission network in the United Kingdom, France Telecom, one of the world’s leading telecommunications carriers and Sprint, a global U.S. based communications company. Intelig’s strategy has been characterized by extensive marketing efforts, including substantial discounts and attractive customer plans. However, Intelig has not managed to reach the same market penetration achieved by Embratel. In 2002, Intelig’s partners expressed their intention to sell the company and received offers, but no sale was consummated.

In 2002, ANATEL certified that Telemar and we had achieved the universalization targets for 2003 and we were granted concessions to operate as interregional and international long-distance providers, thus starting to compete directly with Embratel and Intelig. Embratel and Intelig also achieved their targets and were granted concessions to operate as local telecommunications providers in the three Brazilian concession regions. Embratel started its local services operations in January 2003, and Intelig has been offering local services to its corporate clients since early 2003. Brasil Telecom announced that it achieved its targets in February 2003. ANATEL certified such achievement in January 2004 and Brasil Telecom started its long-distance operations in the second quarter of 2004.

For mobile operations, our concession region is divided into two sub-areas. In each sub-area there are currently three cellular service providers. We currently face competition from three cellular services providers in the State of São Paulo:

•	Vivo (formerly Telesp Celular), which we spun off in January 1998 and is now controlled by a joint venture between Portugal Telecom and Telefónica, our controlling shareholder;

•	“Claro,” a unified brand name used since the end of 2003 by several cellular operating companies controlled by America Móvil, S.A. de C.V., the leading cellular services provider in Mexico (which was spun off from Telmex in September 2000). America Móvil is controlled by Carso Telecom Group S.A. de C.V., a closely-held holding company incorporated in Mexico that is controlled by Carlos Slim Helú and family. Carso Telecom Group also indirectly controls Embratel through its control of Telmex; and

•	TIM, controlled by Telecom Italia, which began operations in October 2002.

In 2002, the Brazilian government auctioned another license to operate cellular PCS (Personal Communications Systems) systems under the E Band frequency. In the City of São Paulo, Claro won the auction, while Vésper prevailed on E Band rights in the rest of the State of São Paulo. Despite the success of each company in the E Band auction, each announced the return of its respective license for different reasons. Claro stated that it had already started operations in the São Paulo cellular market as a result of its acquisition of BCP. Vésper announced that it would return the license because it had been acquired by Embratel, the leading long-distance carrier and devoid of any interest in the cellular market. In September 2004, ANATEL again attempted to auction the E Band licenses for the City of São Paulo and the rest of the State of São Paulo. Despite Telemar’s request to delay the auction, the auction went forward with no company electing to submit a bid. The Brazilian government intends to auction the E Band licenses again at some point in the future in response to interest from two other telecommunications companies.

We currently face strong competition in the corporate and residential segments in respect of several types of services. In the corporate segment, we face strong competition in both voice services (local and long-distance) and data transmission, resulting in customer migration and the need for greater discounts to maximize client retention. Our main competitors in the corporate segment are Teléfonos de México, S.A. de C.V. (“Telmex”), Telemar and Intelig. In the high-income residential service segment, we compete for long-distance with Telmex and Intelig and for broadband services with cable TV providers, mainly NET Serviços de Comunicação S.A., TVA Sistema de Televisão S.A. and Vivax S.A. For the local voice and high-income segments, we also face increasing competition from cellular telecommunications services, which have lower rates for certain types of calls such as mobile-to-mobile calls. Such competition increases our advertising and marketing costs. In 2005, we also observed the appearance of small VOIP operators, focused on low and middle income corporate clients, the impact of which has not been significant through now, but which we expect to be more significant in the future. We are taking several steps to defend ourselves from increasing competition, including making improvements in our broadband products, offering bundled services that include voice and broadband and developing IPTV-related products. In addition, we are improving our market segmentation and developing more competitive and segment-oriented products intended to combat our competitors’ product offerings and to prevent our losing market share.

In the low-income, local fixed telecommunications segment, we face less direct competition because of the low profitability of this market. The most significant competition here is from pre-paid cellular telecommunications providers. Their services are relatively profitable because of the high fees they generate through the interconnection of fixed and cellular networks. In 2005, agreements were reached that revised such fees to levels that provided a positive impact for fixed operators. Further, there is an industry perception that the interconnection fees charged by fixed and mobile operators are imbalanced towards mobiles and should continue to be rebalanced, although the amount of time it would take for this to happen and the amount of rebalancing that would result is still uncertain.

In the second quarter of 2003, the number of cellular phones surpassed the number of fixed-line phones in Brazil, and, in the first quarter of 2004, the same phenomenon occurred in the State of São Paulo. At the end of 2004, there were approximately 17 million cellular telephones in the State of São Paulo. Despite this escalation suggesting, in part, a preference for cellular phones instead of fixed-line phones, the negative impact on our revenues from competition with cellular services providers is partially offset by interconnection fees we charge such providers for use of our network. See “Item 5.A—Operating and Financial Review and Prospects—Operating Results—Net Operating Revenue—Network Usage Services.” However, subsidiaries of America Móvil operating under the brand name Claro and Embratel, each controlled by Carso Telecom Group, may begin a trend of combination offerings involving fixed-line and mobile services. In 2005, a few combination offerings were launched in the market, but until now they have not been highly significant. Telemar and its cellular company “Oi” launched one plan which bundles fixed-to-fixed and fixed-to-mobile minutes and Brasil Telecom and its cellular company “BrT GSM” launched an offer allowing the use of pre-paid credits in pay phones as well as in pre-paid cellular phones. We are also offering combinations of services for our customers with “Vivo,” one of the mobile companies indirectly controlled by the Telefónica group. The acquisition of AT&T Latin America by Carso Telecom Group-Controlled Telmex also represented an important development in the data transmission segment. In addition, Embratel announced in the first quarter of 2005 that it would concentrate on creating synergies with subscription television operator net and others to offer phone services with the objective of competing with us, Telemar and Brasil Telecom. Such combined offers and consolidations are likely to fuel additional competition in the marketplace.

Sales, Marketing and Customer Services

Sales

We employ the following different approaches to deliver our solutions to corporate customers:

•	Person-to-person sales: our business management team offers customized sales services to achieve and preserve customer loyalty, customized consulting telecommunication services and technical and commercial support;

•	Telesales: a telemarketing channel;

•	Indirect channels: outsourced sales—by certified companies in the telecommunication and data processing segments—to provide an adequately sized network for our products and services;

•	Internet—e-shops (corporate customers): a “gateway” for our corporate customers to acquaint themselves with our portfolio through the Web.

Marketing

We continuously monitor market trends in an effort to develop new products and services which may address future needs and tendencies of our customers.

We employ a differentiated approach in marketing whereby we use a mix of human and technological resources (a specialized team and business intelligence tools, respectively), in addition to specific studies that allow us to target each market segment according to the relevant customer’s specific needs.

We believe that the brand strength of Telefónica and its customer service, marketing and communication efforts will produce new business opportunities and attain and preserve customer loyalty.

Customer Services

One of our primary goals is to provide subscribers with excellent customer care. We continue to improve the quality of our services through network upgraded and the addition of automated operational support systems. The following table sets forth information on service quality for the periods indicated.

	Year ended December 31,
	2005	2004	2003
Repair requests of residential telephones (as a % of lines in service)	1.8	1.5	1.4
Repair requests of public telephones (as a % of lines in service)	6.0	5.4	7.0
Call completion local rate during the peak night period (% of calls attempted)	78.3	77.0	74.7
Call completion national long-distance rate during the peak night period (% of calls attempted)	72.2	71.8	70.9
Billing complaints (complaints per 1000 bills)	1.7	1.9	1.5

We are also required under the Brazilian telecommunications regulations to meet certain service quality targets relating to call completion rates, repair requests, response rates to repair requests and operator response periods. See “—Regulation of the Brazilian Telecommunications Industry—Obligations of Telecommunications Companies.”

In order to improve the quality of our services, we have undertaken several new measures and continued taking several previous measures to guarantee customer satisfaction including:

•	bi-annual customer satisfaction surveys (the results of which affect variable compensation of all managers and employees);

•	review of communications procedures with customers, including meetings and conference calls in which our customers, management and employees take part in order to achieve the best solution for the customer;

•	use of specific “call center” lines segmented by product and service;

•	maintenance of programs and projects focused on customer satisfaction;

•	continuity of a “quality management model” which focuses on customer satisfaction;

•	creation of a quality committee focusing on services quality and customer satisfaction;

•	wide use of the “six sigma” methodology to improve processes, aiming to reduce our costs and increase our revenues and customer satisfaction;

•	maintenance of the ISO 9001:2000 certification for the ombudsman service, installation service and technical support for high-speed internet access (home and business), as well as implementation of the global certification;

•	continued evaluation and maintenance of certification of our billing process by the independent institution ABNT (Associação Brasileira de Normas Técnicas); and

•	Bandeira Project—continuous improvement of critical processes so as to achieve maximum client satisfaction levels.

Seasonality

Our business and results of operations are not materially affected by seasonal fluctuations in the consumption of our services.

Regulation of the Brazilian Telecommunications Industry

General

Our business, including the services we provide and the rates we charge, is materially affected by comprehensive regulation under the General Telecommunications Law and various administrative rules thereunder. Our companies that operate under a concession are authorized to provide specified services and have certain obligations, according to the Plano Geral de Metas de Universalização, or General Plan on Universal Service Targets and the Plano Geral de Metas de Qualidade, or General Plan on Quality Targets.

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

Concessions and Authorizations

Concessions are licenses to provide telecommunications services that are granted under the public regime, while authorizations are licenses to provide telecommunications services granted under the private regime. Companies that provide services under the public regime, known as the public regime companies, are subject to certain obligations as to quality of service, continuity of service, universality of service, network expansion and modernization. Companies that provide services under the private regime, known as the private regime companies, are generally not subject to the same requirements regarding continuity or universality of service; however, they are subject to certain network expansion and quality of service obligations set forth in their authorizations. Companies that operate under the public regime include us, Embratel, Telemar, Brasil Telecom and other local providers. The primary public regime companies provide fixed-line telecommunications services in Brazil that include local, intraregional, interregional and international long-distance services. All other telecommunications service providers, including the other companies authorized to provide fixed-line services in our concession region, operate under the private regime.

Public regime companies, including us, can also offer certain telecommunications services in the private regime, of which the most significant are data transmission services.

Fixed-line Services—Public Regime. Our current Concession Agreement was extended on December 22, 2005, for an additional period of 20 years. In accordance with the Concession Agreement before the renewal, we had notified ANATEL of our intention to renew such Concession Agreement on June 30, 2003.

On December 1, 2005, we sent to ANATEL the necessary evidence that we had attained our network expansion and universal service targets (requirements set forth by Presidential Decree 2,592, that telecommunications operators expand individual and public access to all places with a minimum determined number of inhabitants, among other targets, such as access in schools and hospitals) established by the Serviço Telefônico Fixo Comutado, or the STFC, of 2005. The evidence of our accomplishment was submitted by ANATEL to a public hearing on December 22, 2005, which was completed on February 6, 2006. ANATEL is in the process of issuing a certificate.

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

Public Regime—Service Restrictions. The General Plan of Grants previously prohibited regional fixed-line service providers from offering cellular, interregional long-distance or international long-distance services and prohibited Embratel from offering local or cellular services until December 31, 2003. These service restrictions were lifted after December 31, 2001 for companies like us, which, within their respective regions, had collectively met the 2003 targets by December 31, 2001. ANATEL monitors the progress of regional fixed-line service providers in meeting their obligations. Each regional fixed-line provider was authorized to provide all other telecommunications services (except for fixed-line private services in the private regime within their own respective regions and cable TV services) if the company had already achieved the 2003 targets or had done so by the beginning of 2004.

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

Network Expansion & Quality of Service. We are subject to the General Plan on Universal Service Targets (Plano Geral de Metas para a Universalização) and the General Plan on Quality Targets (Plano Geral de Metas de Qualidade), each of which respectively requires that we undertake certain network expansion activities with respect to our fixed-line services and meet specified quality of service targets. The timing for network expansion and benchmarks for quality of service are revised by ANATEL from time-to-time. No subsidies or other supplemental financings are anticipated to finance our network expansion obligations.

If a public regime company fails to meet its obligations in a particular fixed-line concession region, ANATEL may apply certain penalties set forth in the concessions and fines and penalties of up to R$50.0 million per event. Failure to meet the quality of services and modernization obligations may result in fines and penalties of up to R$40.0 million per event, as well as potential revocation of the concessions granted to the company. If a public regime company endangers the provision of basic telecommunications services to a concession region, and upon proof that the public regime company is incapable of providing such service, ANATEL may, after coordinating a regulatory process, decide there is a need to take back the concession temporarily until another auction takes place and a new concession is granted.

Interconnection. On July 2005, ANATEL published a new regulation for interconnection among providers of telecommunication services, with material changes compared to the prior regulation. Among the key changes, it became mandatory to make an interconnection public offer for all classes and types of services, which means that operators will have to issue a public document disclosing all the conditions for their establishment of interconnection. In addition to the offers that were already contained in the current model, such as the offer between STFC carriers or between STFC and SMP/SME carriers, Telesp will have to make offers to SCM authorized companies, in classes III and/or IV. Moreover, those offers are required to include criteria for treating fraudulent calls. These new regulations also contemplate the reduction of the period to fulfill the new interconnection requirements.

C. Organizational Structure

On December 31, 2005, our voting shares were controlled by two major shareholders: SP Telecomunicações Holding Ltda. with 50.23% and Telefónica Internacional S/A with 34.48%. Telefónica Internacional is the controlling shareholder of SP Telecomunicações and, consequently, holds directly and indirectly 84.71% of our common shares and 88.90% of our preferred shares. Telefónica Internacional is a wholly-owned subsidiary of Telefónica, S.A. of Spain.

Subsidiaries

A. Telecom S.A. (formerly Assist Telefônica) is our wholly owned subsidiary. Assist Telefônica, which was incorporated in Brazil on October 29, 1999, performs on-site technical assistance related to the installation, maintenance and management of telecommunication services under a Building Local Exchange Carrier (“BLEC”) model, and also provides free ISP service under the brand name “I-Telefônica.” In addition, on December 30, 2004, we entered into a transaction to acquire indirect control of Atrium Telecomunicações Ltda. The transaction was approved by our shareholders on January 19, 2005. The acquisition was carried out through the purchase of the total share capital of Santo Genovese Participações Ltda., which held 99.99% of the representative share capital of Atrium. See “Item 4.B—Business Overview—Services.”

Associated Companies

Since June 30, 2000, we have consolidated, under the Corporate Law Method, the operations of Aliança Atlântica Holding B.V., an investment company incorporated under the laws of the Netherlands. As of December 31, 2005, we held a 50% share ownership and Telefónica S.A. held the remaining 50%.

Furthermore, on December 31, 2003, we also consolidated, under the Corporate Law Method, our investment under proportional consolidation in Companhia AIX de Participações, or AIX. At December 31, 2005, we held a 50% share ownership in AIX and Telemar Participações S.A. held the remaining 50%. AIX was formed in 2001 to explore, directly and indirectly, activities related to the execution, conclusion and commercial exploitation of underground cables to optic fiber. See “Note 1” and “Note 33” to the consolidated financial statements included in this Annual Report starting at page F-1. We also consolidate, as required under the Corporate Law Method, Companhia ACT de Participações, in which we hold a 50% interest.

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

Our properties are located throughout the State of São Paulo. At December 31, 2005, we used 2,072 properties in our operations, 1,475 of which we own, and we enter into standard leasing agreements to rent the remaining properties. We own a building in the City of São Paulo where the majority of our management activities are conducted.

As of December 31, 2005, property related to construction in progress represented 2.6% of the net book value of our total fixed assets, automatic switching equipment represented 28.5%, transmission and other equipment represented 26.9%, underground and marine cables, poles and towers represented 1.5%, subscriber and public booth equipment represented 6.2%, electronic data process equipment represented 0.8%, buildings and underground equipment represented 24.6%, land represented 2.1%, and other assets represented 6.8% of total fixed assets. As of December 31, 2005, the net book value of our property, plant and equipment was R$12.3 billion.

Pursuant to Brazilian legal procedures, liens have been attached to several properties pending the outcome of various legal proceedings to which we are a party. See “Item 8.A—Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.”

ITEM 4A. Unresolved Staff Comments

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

The following discussion should be read in conjunction with our consolidated financial statements and accompanying notes and other information appearing elsewhere in this annual report and in conjunction with the financial statements included under “Item 3.A—Key Information—Selected Financial Data.” Except as otherwise indicated, all financial information in this annual report has been prepared in accordance with the Brazilian Corporate Law and presented in reais. For certain purposes, such as providing reports to our Brazilian shareholders, filing financial statements with the CVM, and determining dividend payments and other distributions and tax liabilities in Brazil, we have prepared and will continue to be required to prepare financial statements in accordance with the Brazilian Corporate Law.

Overview

Our results of operations are principally affected by the following key factors.

Brazilian Political and Economic Environment

The Brazilian economy has experienced moderate growth this decade. According to the IBGE (Instituto Brasileiro de Geografia e Estatística), Brazil’s GDP expanded 0.5% in 2003 and 4.9% in 2004. In 2005, Brazilian GPD growth was approximately 2.0%.

Consumer prices, as measured by the Consumer Price Index, or the IPCA, published by the IBGE, reached their lowest point in five years and finished 2005 at 5.7% compared to 7.6% in 2004. Inflation, as measured by the General Price Index, or the IGP-DI, calculated by the Fundação Getúlio Vargas, which includes wholesale, retail and home-building prices, increased 1.2% in 2005 compared to 12.1% in 2004 due to real appreciation.

In early 2005, in an effort to curb inflation and achieve target rates, the Central Bank increased interest rates from 17.75% in December 2004 to 19.75% in May 2005. In response to the real appreciation, inflation decreased during the second semester. As a result, the Central Bank began to decrease interest rates in September 2005. At the end of the year, the Selic rate reached 18.0%.

Brazil finished 2005 with a trade balance surplus of US$44.8 billion, compared to US$33.7 billion in 2004. Exports went up by 23% to US$118.3 billion, while imports increased by 17% to US$73.5 billion. This trade surplus allowed the Brazilian Government to repay IMF debt in advance of its scheduled required payments and thereby reduce its external debt and increase international reserves.

Public finance surpassed government forecasts, and the initial target of 4.25% of GDP for primary surplus was increased. The net public sector debt, as a proportion of GDP, ended 2005 at 51%, close to the level reached in 2004.

The overall improvement in Brazil’s domestic economic indicators (external and fiscal accounts), together with an environment of greater liquidity in the international capital markets, led to a fall in country-risk. The JP Morgan Emerging Markets Bond Index Plus (EMBI + Brazil), which tracks total returns for traded external debt instruments in the emerging markets , fell to 305 basis points as at December 31, 2005, compared to 383 basis points as at December 31, 2004.

The Brazilian real appreciated during 2005 in the wake of increasingly promising economic indicators and falling country risk. The exchange rate was R$2.34 to US$1.00 on December 31, 2005 compared to R$2.65 to U.S.$1.00 as of December 31, 2004. The appreciation of the real in this context is also related to the devaluation of the U.S. dollar against other currencies.

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

Impact of Inflation on Our Results of Operations

Prior to 2005, the fees we charged our customers were periodically adjusted by ANATEL based on the inflation rates measured by the General Price Index (IGP-DI).

Starting in 2006, telephone fees will be indexed to the IST, which is a basket of national indexes that reflect the sector’s operating costs. Such indexing will thus reduce inconsistencies between revenues and costs in our industry and therefore adverse effects of inflation on our business.

The table below shows the Brazilian general price inflation (according to the IGP-DI and the IPCA) for the years ended December 31, 1998 through 2005:

	Inflation Rate (%) as Measured by IGP-DI (1)	Inflation Rate (%) as Measured by IPCA (2)
December 31, 2005	1.2	5.7
December 31, 2004	12.1	7.6
December 31, 2003	7.7	9.3
December 31, 2002	26.4	12.5
December 31, 2001	10.4	7.7
December 31, 2000	9.8	6.0
December 31, 1999	20.0	8.9
December 31, 1998	1.7	1.7

(1)	Source: IGP-DI, as published by the Fundação Getúlio Vargas.
(2)	Source: IPCA, as published by the Instituto Brasileiro de Geografia e Estatística.

Regulatory and Competitive Factors

Our business, including the services we provide and the rates we charge, is subject to comprehensive regulation under the General Telecommunications Law. As a result, our business, results of operations and financial conditions could be impacted by the actions of the Brazilian authorities, including:

•	delays in the granting, or the failure to grant, approvals for rate increases;

•	the granting of concessions to new competitors in our region; and

•	the introduction of new or stricter requirements to our operating concession.

A series of new regulations were enacted in 2005 and will become effective in 2006:

•	Resolution 396, which established the guidelines for the drafting of the Document of Allocation of Accounts, in which our costs are allocated to the network components and to the products we offer;

•	Resolution 402, which established the procedures and conditions for the industrial exploration of leased lines among telecommunications service providers;

•	Resolution 410, which established the principles and basic rules for the interconnection of networks and systems of telecommunications service providers with collective interest, encompassing commercial, technical and legal requirements;

•	New General Plan of Quality Targets for commuted fixed services, operated under the public regime, which established the quality targets that should be fulfilled by telecommunications service providers;

•	Resolution 417, which established the definitions, methodology and frequency data collection, consolidation and submission to ANATEL of quality data related to the General Plan of Quality Targets;

•	Resolution 418, which established the simplified methodology for calculation of the “X” productivity transfer ratio provided for in the fees readjustment rules of STFC;

•	Resolution 420, which established the criteria and methodology for calculation of the Telecommunications Service Index, which is applied in the readjustment and update of the amounts associated with telecommunication services provision;

•	Resolution 423, which established the rules for change of fees;

•	Resolution 424, which established the fee criteria to be used in the basic STFC plans for local, national long distance and international long distance types;

•	Resolution 426, which established the conditions of STFC, in both public and private regimes;

•	Resolution 427, which established the creation of a special class individual access (AICE), rendered in the public regime. This service aims the universalization of the individual access of STFC through specific conditions, directed to lower income families.

There were also some public consultations that were completed, but rulings from which are still pending:

•	Public Consultation 549, which attempts to define the criteria for the amounts due as compensation for use of the STFC network while connected to other telecommunication services providers’ networks;

•	Public Consultation 626, which attempts to define groups with significant market power in the exploration of dedicated lines; and

•	Public Consultation 545, which relates to the procedure for registration, entailment, disposal, release or replacement of reversible assets (goods that are necessary for the provision of service under the public regime) used by telecommunications service providers.

We believe that the following items will be submitted to public consultation:

•	Methodology for the calculation of the weighted average capital cost (WACC);

•	Methodology for the calculation of the definitive productivity ratio;

•	Procedure for DETRAF generation;

•	Criteria for co-billing services between carriers;

•	Proposal for the implementation of CSP into TUPs;

•	Ruling on numerical portability, through which the subscriber will be able to keep a telephone number when moving to another service provider;

•	Competition general plan, which would regulate the standards for service providers with significant market power;

•	Ruling on the resale of minutes; and

•	Criteria for definition of companies with significant market power.

In addition to regulatory considerations, our business is affected by competition from other telecommunications providers. We began to face competition in our region in July 1999 and anticipate that competition will contribute to declining prices for fixed-line telecommunications services and increasing pressure on operating margins. Our future growth and results of operations will depend significantly on a variety of factors, including:

•	Brazil’s economic growth and its impact on the greater demand for services;

•	the costs and availability of financing; and

•	the exchange rate between the real and other currencies.

Revenue Increase as a Result of ANATEL’s Authorization to Provide Interregional and International Long-Distance Services

As we achieved our universal service targets before ANATEL’s deadline, we were authorized by ANATEL to launch long-distance services outside our concession region. We started our international long-distance services on May 7, 2002 and our interregional long-distance services on July 29, 2002. In 2005, our revenues from interregional and international long-distance services amounted to R$1.2 billion as compared to R$845.0 million in 2004. By the end of 2005, we had estimated market shares of approximately 50% in international service and approximately 60% in interregional long-distance services.

Foreign Exchange and Interest Rate Exposure

We face significant foreign exchange risk due to our foreign currency – denominated indebtedness and our capital expenditures, particularly equipment. A real devaluation may increase the cost of certain of our capital expenditures. Our revenues are earned almost entirely in reais, and we have no material foreign currency – denominated assets other than derivative instruments and corporate stakes in foreign companies.

On December 31, 2005, 36.5% of our R$2.4 billion of indebtedness was denominated in foreign currencies (U.S. dollar and Japanese yen). See Note 23 to the Consolidated Financial Statements. Devaluation of the real causes exchange losses on foreign currency – denominated indebtedness and exchange gain on foreign currency – denominated assets and corporate stakes in foreign companies.

We use derivative instruments that limit our exposure to exchange rate risk. Since September 1999, we have hedged virtually all of our foreign currency – denominated debt, using swaps and options structures. However, we remain exposed to market risk deriving from changes in local interest rates (principally the Certificate for Interbank Deposits (Certificado de Depósito Interbancário), or CDI; CDI is an index based upon the average rate per cost of loans negotiated among the banks within Brazil).

Substantially all of our debt is exposed to interest rate risk. On December 31, 2005, we had R$2.4 billion in total loans and financing outstanding. From the total amount, R$478 million was subject to fixed rates, and the balance was subject to floating rates (TJLP, London Interbank Offered Rate, or LIBOR and CDI). However, virtually all of our foreign currency debt is swapped under hedging arrangements for variable rate real-denominated obligations based on CDI. As of December 31, 2005, we had no swap transactions—CDI against fixed rate to partially hedge against internal interest rate fluctuations. We invest our cash and cash equivalents mainly in short-term instruments that earn interest based on CDI. See Note 30 to the Consolidated Financial Statements and “Item 11—Quantitative and Qualitative Disclosures about Market Risk.”

Since we have foreign currency derivatives substantially equivalent to our borrowings denominated in foreign currency, we do not have material exchange rate exposure with respect to these contracts. However, we could still continue to have exchange rate exposure with respect to our planned capital expenditures, approximately 14% of which are made in foreign currencies (mostly U.S. dollars). We systematically monitor the amounts and time of exposure to exchange rate fluctuations and may contract for hedging positions when appropriate at our discretion.

Discussion of Critical Accounting Estimates and Policies

The preparation of financial statements in accordance with Brazilian Corporate Law included in this annual report involves certain assumptions and estimates, which are based upon historical experience and various other factors that we deemed reasonable and relevant. Although we review these estimates and assumptions in the ordinary course of business, the portrayal of our financial condition and results of operation often requires our management to make judgments regarding the effects on our financial condition and results of operations of matters that are inherently uncertain. Actual results may differ from those estimated under different variables, assumptions or conditions. Note 3 of our consolidated financial statements includes a summary of the significant accounting policies and methods used in the preparation of those statements. In order to provide an understanding of how we form the foregoing judgments and estimates, we have summarized certain critical accounting policies below.

Estimated useful lives of property, plant, equipment and intangible assets

We estimate the useful lives of property, plant and equipment in order to determine the amount of depreciation and amortization expense to be recorded during any reporting period. The useful lives are estimated at the time the asset is acquired and are based on historical experience with similar assets, as well as taking into account technological or other changes. If technological changes were to occur more rapidly than anticipated, the useful lives assigned to these assets may need to be shortened, resulting in the recognition of increased depreciation and amortization expenses in future periods. Alternatively, these types of technological changes could result in the recognition of an impairment loss to reflect the write-down in value of the asset. We review these types of assets for impairment losses annually, or when events or circumstances indicate that the carrying amount may not be recoverable over the remaining lives of the assets. In assessing impairment losses, we employ the cash flow method, which takes into account management’s estimates of future operations.

As of December 31, 2005, we had R$12.4 billion recorded as property, plant and equipment under the Brazilian Corporate Law, accounting for approximately 66% of our total assets.

Revenue Recognition and Accounts Receivable

Under the Brazilian Corporate Law and U.S. GAAP, revenues from interconnection fees are calculated based on the duration of each call and, as determined by Brazilian law, recognized at the time the interconnection services are rendered. Under the Brazilian Corporate Law and U.S. GAAP, revenues from the sale of pre-paid phone cards to be used in public telephones are recognized at the time the card is used. Deferred revenues are determined based on estimates of outstanding credits of pre-paid phone cards that were sold but have not been used as of the date of each balance sheet. Under the Brazilian Corporate Law, revenues from activation or installation services are recognized upon the activation or installation of services to the customer. Under U.S. GAAP, revenues from activation and installation services are deferred and amortized over three years, which is the estimated average customer life.

We consider revenue recognition a critical accounting policy because of uncertainties caused by different factors such as the complex information technology required, the high volume of transactions, problems related to fraud and piracy, accounting regulations, management’s determination of our ability to collect fees and uncertainties relating to our right to receive certain revenues (mainly revenues for use of our network). Significant changes in these factors could cause us to fail to recognize revenues or to recognize revenues that we may not be able to realize in the future, despite our internal controls and procedures. We have not identified any significant need to change our recognition policy for U.S. GAAP or the Brazilian Corporate Law.

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

Deferred Taxes

By recognizing our net deferred tax assets, we imply that we will generate sufficient future taxable income in certain tax jurisdictions, based on estimates and assumptions, and will continue operating under the current and future applicable provisional measures. If these estimates and related assumptions change in the future, we may be required to record additional provisions to be offset against our deferred tax assets, and thus be liable for an additional income tax expense in our financial statements. Management evaluates the reasonableness of the deferred tax assets and assesses the need for additional valuation allowances at the end of the year. As of December 31, 2005, we did not believe a provision to offset our net deferred tax assets was required.

Financial Instruments and Other Financing Activities

In order to manage foreign exchange transactions, we may from time to time invest in derivative financial instruments. Under the Corporate Law Method, foreign currency swap agreements are recorded in accordance with the contractual terms, plus interest and exchange variation incurred up to the balance sheet date. As of December 31, 2005, we recognized net losses of R$414.7 million (net losses of R$298.9 million as of December 31, 2004) on our hedge transactions and liabilities of R$294.3 million (liabilities of R$235.9 million as of December 31, 2004) in order to recognize existing temporary losses. The gains or losses on hedge transactions were calculated based on the notional amount plus interest and exchange variation incurred up to the balance sheet date, net of CDI rate variation on the notional amount.

We adopted SFAS 133, “Accounting for Derivative Instruments and Hedging Activities,” under U.S. GAAP, as of January 1, 2001. The accounting required under SFAS 133 is broader than the Corporate Law Method, especially with respect to the overall treatment and definition of a derivative, when to record derivatives, classification of derivatives, and when to designate a derivative as a hedge. All derivatives, whether or not related to a hedging transaction, must be recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and the hedged item are recognized in earnings. If the derivative is designated as a cash flow hedge, changes in the fair value of the derivative are recorded in other comprehensive income, or OCI, a component of U.S. GAAP shareholders’ equity, and are recognized in the income statement when the hedged item results in earnings. Portions of ineffective changes in the fair value of cash flow hedges are recognized in earnings of the period.

On December 31, 2005, we had US$170.2 million and JPY19.8 billion of notional value swap contracts designated as fair value hedges of a portion of our foreign currency denominated debt.

On December 31, 2002, we recorded under SFAS 133 an adjustment in derivatives that were not designated as accounting hedges for the difference between the book value and the fair value of such derivatives. The fair value of derivatives on December 31, 2002 was impacted by the high interest rates used in the foreign interest rate swap market (basis of computation of derivatives’ fair value) mainly due to the uncertainties regarding the political and economical future of Brazil and the uncertainties about Brazilian foreign policy. The negative adjustment in our results of operations under U.S. GAAP was R$454.0 million for the year ended December 31, 2002.

Despite a period of instability in 2002, the Brazilian political and economic environment improved during 2003. As a consequence, we reverted the negative adjustments in the amount of R$454.0 million that had been registered in 2002 and recognized a gain in the amount of R$60.5 million on December 31, 2003 for U.S. GAAP purposes. In addition, the derivative operations contracted during 2003 gave rise to a positive adjustment of R$147.5 million in profit and loss under U.S. GAAP as at December 31, 2003. Therefore, the adjustment under SFAS 133 totaled R$662.0 million in 2003. For the period ended December 31, 2005, we recognized a loss of R$45.5 million (R$108.8 million as of December 31, 2004) for such transactions for the purposes of U.S. GAAP.

In applying generally accepted accounting principles in connection with these derivative instruments, management took into consideration interest rates, discount rates, foreign exchange rates, future cash flow, and the effectiveness of hedges. These judgments directly affect the value of derivative instruments recorded on the balance sheet, and the amount of gains and losses included in the calculation of operating income. Should actual interest rates, discount rates, foreign exchange rates, future cash flow and ultimate hedge effectiveness differ from our estimates, the amounts recorded within the period of realization will have to be revised.

Results of Operations

The following table sets forth certain components of our net income, as well as the percentage change of each component from the prior year, for each of the years in the three-year period ended December 31, 2005.

	Year ended December 31,			% Change
	2005	2004	2003	2004 – 2005	2003 – 2004
	(in millions of reais, except percentages)
Net operating revenue	14,395	13,309	11,805	8.2%	12.7%
Cost of services	(7,717)	(7,496)	(6,715)	2.9%	11.6%

Gross profit	6,678	5,813	5,090	14.9%	14.2%
Operating expenses:
Selling expense	(1,810)	(1,607)	(1,286)	12.6%	25.0%
General and administrative expense	(864)	(747)	(964)	15.7%	(22.5)%
Other net operating expense	(169)	(190)	(393)	(11.0)%	(51.7)%

Total operating expenses	(2,843)	(2,544)	(2,643)	11.7%	(3.7)%

Operating income before financial income	3,835	3,269	2,447	17.3%	33.6%
Financial income expense, net	(460)	(404)	(630)	13.9%	(35.9)%
Operating income	3,375	2,865	1,817	17.8%	57.7%
Net non-operating income (expense)	38	40	50	(5.0)%	(20.0)%
Income before taxes and minority interests	3,413	2,905	1,867	17.5%	(55.6)%
Income and social contribution taxes	(871)	(724)	(279)	20.3%	159.5%

Net income	2,542	2,181	1,588	16.6%	37.3%

Results of Operations for Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Net Operating Revenue

Our revenues are derived primarily from the following:

•	local service charges, which include monthly subscription charges, measured service charges, activation fees, and charges for use of public telephones (including prepaid cards);

•	intraregional long-distance service charges, which include service charges for calls that originate and terminate within our concession region;

•	interregional and international long-distance service charges;

•	charges for data transmission, which include our broadband service, called “Speedy”;

•	network usage charges, which include fees paid by our customers for fixed-mobile calls;

•	interconnection fees paid by other telecommunications service providers on a per-call basis for their calls that terminate in our network;

•	network access fees paid by other telecommunications service providers on a contractual basis for the use of parts of our network; and

•	charges for other services, which include miscellaneous revenues from other services (call waiting, call forwarding, voice and fax mailboxes, speed dialing, caller ID and digital access service).

Our gross operating revenues include value-added and other indirect taxes and discounts to customers in accordance with Brazilian GAAP. The composition of operating revenues by category of service is presented in our consolidated financial statements and discussed below. We have not calculated net operating revenues for each category of revenue.

The following table sets forth certain components of our operating revenues, as well as the percentage change of each component from the prior year, for 2005 and 2004.

	Year ended December 31,		% Change
	2005	2004	2004-2005
	(in millions of reais, except percentages)
Gross operating revenue:
Local services:
Monthly subscription charges	5,691	4,979	14.3%
Activation fees	98	69	42.0%
Measured service charges	3,248	3,065	6.0%
Public telephones	443	367	20.7%

Total	9,480	8,480	11.8%

Long-distance services:
Intraregional	2,194	2,327	(5.7)%
Interregional and international	1,204	845	42.5%

Total	3,398	3,172	7.1%

Data transmission	1,313	909	44.4%
Network usage services	4,220	4,039	4.5%
Interconnection services	755	809	(6.7)%
Network Access	415	393	5.6%
Goods sold	8	21	(61.9)%
Other services	762	603	26.4%
Total gross operating revenue	20,351	18,426	10.5%
Value added and other indirect taxes	(5,372)	(4,902)	9.6%
Discounts	(584)	(215)	171.6%

Net operating revenue	14,395	13,309	8.2%

Net Operating Revenue

Net operating revenue increased 8.2% to R$14.4 billion in 2005 from R$13.3 billion in 2004. The increase in net operating revenue is primarily a result of an increase in local, fixed-mobile and long distance fees that took place in June 2005, as well as growth in some of our services such as Speedy and the launch of a new pre-paid line called the Family Economy Line (Linha da Economia Família), whose subscription fee is less than conventional lines as it only permits local calls, that brought new subscribers into our network. This increase was partially offset by a general decrease in traffic during the same period.

Local Services

Revenues from local services increased 11.8% to R$9.5 billion in 2005, from R$8.5 billion in 2004. The growth was mainly a result of the increase in local fees that took place in June 2005 and of the incorporation of new subscribers through the new Linha da Economia Família that was launched in March 2005.

Monthly subscription charges. Revenues from monthly subscription charges increased 14.3% to R$5.7 billion in 2005, from R$5.0 billion in 2004. The growth in 2005 was primarily due to the increase in local fees that took place in June 2005 and the new Linha da Economia Família that was launched in March 2005.

Activation fees. Revenues from monthly activation fees increased 42.0% to R$98.0 million in 2005 from R$69.0 million in 2004. The increase was principally due to the new Linha da Economia Família that was launched in March 2005.

Measured service charges. Revenues from measured service charges increased 6.0% to R$3.2 billion in 2005 from R$3.1 billion in 2004. The increase in 2005 was mainly a result of the increase in local fees that took place in June 2005, offset in part by decreases in measured services traffic of approximately 7.3% (surplus pulses—pulsos excedentes).

Public telephones. Revenues from charges for the use of public telephones increased 20.7% to R$443.0 million in 2005 from R$367.0 million in 2004 as a result of the June 2005 fee increase, driven by an increase in sales of our telephone cards. Revenues from the sale of public phone cards are recognized at the moment the phone card is used in accordance with a change in an accounting methods introduced in December 2002.

Long-Distance Services

Intraregional, interregional an international services. Revenues from long distance services increased 7.1% to R$3.4 billion in 2005 from R$3.2 billion in 2004. The increase was due to an increase in long-distance fees in June 2005, which offset the decrease in the traffic.

Data Transmission

Revenues from data transmission services increased 44.4% to R$1.3 billion in 2005 from R$909.0 million in 2004. The increase in 2005 was principally due to the increase in subscriptions for our broadband services called Speedy.

Network Usage Services

Revenues from network usage services increased by 4.5% to R$4.2 billion in 2005 from R$4.0 billion in 2004 due to an increase in fixed-mobile fees that occurred in June 2005 but was expected in February 2005, partially offset by a decrease in traffic.

Interconnection Services

Revenues from interconnection services decreased by 6.8% to R$755 million in 2005 from R$809 million in 2004 due to a decrease in fees, that accompanied in the general adjustment of fees in June 2005.

Network Access

The revenues derived from network access increased 5.6% amounting to R$415.0 million in 2005 against R$393.0 million in 2004 which were mainly due to the growth of our average utilized network dedicated for use by other telecommunication providers in our concession area.

Goods Sold

Revenues from goods sold decreased 61.9% to R$8.0 million in 2005 from R$21.0 million in 2004 primarily due to a change in our strategy for providing equipment (modems) for our broadband service Speedy. We stopped selling them directly and instead began supplying them through partners.

Other Services

Revenues from other services increased 26.4% to R$762.0 million in 2005 from R$603.0 million in 2004. The increase was due primarily to an increase in our revenues from Linha Inteligente (additional services to fixed lines) and revenues from the management of telecommunications services in commercial buildings rendered by our subsidiaries A. Telecom S.A. and Atrium.

Value Added and Other Indirect Taxes

Value added and other indirect taxes increased 9.6% to R$5.4 billion in 2005 from R$4.9 billion in 2004 in accordance with the increase in operating revenues.

Discounts

Discounts increased 171.6% to R$584 million in 2005 from R$215 million in 2004. The increase was primarily due to the launch of Linha da Economia Família in March 2005.

Cost of Services

Cost of services primarily includes depreciation and amortization expenses, interconnection services, personnel expenses and costs of services provided by third parties. Cost of services increased 2.9% to R$7.7 billion in 2005 compared to R$7.5 billion in 2004, mainly due to an increase in expenses related to outsourced services and other costs.

The following table sets forth certain components of our cost of services, as well as the percentage change of each component from the prior year, for 2005 and 2004.

	Year ended December 31,		% Change
	2005	2004	2004 – 2005
	(in millions of reais, except percentages)
Cost of services:
Depreciation and amortization	2,396	2,496	(4.0)%
Outsourced services	1,199	1,059	13.2%
Interconnection services	3,579	3,512	1.9%
Operational personnel	208	188	10.6%
Materials	49	41	19.5%
Goods sold	6	19	(68.4)%
Other costs	280	181	54.7%

Total cost of services	7,717	7,496	2.9%

Depreciation and amortization

Depreciation and amortization expenses decreased totaling R$2.4 billion in 2005 and R$2.5 billion in 2004, driven primarily by a decrease in our capital expenditures after we attained ANATEL’s network expansion targets in 2002.

Outsourced Services

Expenses relating to services from third parties increased 13.2% to R$1.2 billion in 2005 from R$1.1 billion in 2004 primarily due to those services relating to maintenance of our network to meet some of ANATEL’s standards of quality and to reduce the level of customer complaints.

Interconnection Services

Expenses relating to interconnection services increased 1.9% to R$3.6 billion in 2005 from R$3.5 billion in 2004, primarily due to an increase in fees in June 2005 offset by a decrease in traffic for fixed-mobile services.

Operational Personnel

Operational personnel expenses consist of expenses relating to salaries, bonuses and other benefits of employees dedicated to operating and maintaining our services. Operational personnel expenses increased 10.6% to R$208.0 million in 2005 from R$188.0 million in 2004, primarily due to an increase in salaries and the implementation of a career plan for various employees.

Materials

The costs of materials increased 19.5% to R$49.0 million in 2005 from R$41.0 million in 2004 primarily due to the increase in cost of the materials used for the public telecommunications cards and the Economy line, as well as the materials used for the maintenance of our operational plants.

Goods Sold

Costs associated with the sale of modems decreased 68.4% to R$6.0 million in 2005 from R$19.0 million in 2004, primarily due to the transfer of our direct modem sales to partner internet providers.

Other Costs

Other costs include costs associated with the lease of certain infrastructure equipment, poles and underground cables used to operate our telephone lines. Other costs increased 54.7% to R$280.0 million in 2005 from R$181.0 million in 2004, primarily due to a December 2005 settlement of a contract with an electric company for the passage of fiber optic cables through their network.

Operating Expenses

Operating expenses increased 11.7% to R$2.8 billion in 2005 from R$2.5 billion in 2004, primarily due to an increase in customer services to reduce complaints, salary increases in September 2005 and the implementation of a career plan for various employees, inclusion of Atrium’s personnel expenses in 2005 and an increase in legal services due to various proceedings involving the collection of monthly subscription fees.

Selling Expenses

Selling expenses increased 12.6% to R$1.8 billion in 2005 from R$1.6 billion in 2004, primarily due to increased customer services provided by Atento, an increase in the number of employees hired in connection with the verticalization of management of systems that had been previously rendered by third parties, a salary increase in September 2005 and the implementation of a career plan for various employees.

General and Administrative Expenses

General and administrative expenses increased by 15.7% to R$864.0 million in 2005 from R$747.0 million in 2004, primarily due to an increase of legal services related to collection of monthly subscription fees.

Other Net Operating Expense

Other net operating expense includes a variety of revenues and costs. See Note 7 to the consolidated financial statements. Other net operating expense decreased 11.0% to R$169 million in 2005 from R$190.0 million in 2004. This decrease was due to a reduction in expenses related to provisions for contingencies and reduction in goodwill amortization.

Financial Expense, Net

We recognized a net financial expense of R$460.0 million in 2005 compared to a net financial expense of R$404.0 million in 2004, representing the net effect of financial income, financial expense and exchange gains and losses. Such increase was a consequence of fluctuations of internal interest rates (CDI) because all of our loan and financing debt in foreign currency was hedged against exposure to the CDI.

Net Non-Operating Income (Expense)

Net non-operating income decreased 5.0% to R$37.8 million in 2005, compared to a net non-operating expense of R$40.0 million in 2004, primarily due to a write off of obsolete assets (modems) and the assignment of fiber optic cable pursuant to an agreement, as discussed in “Other costs,” offset by positive earnings from the sale of non-strategic public stock holdings in São Paulo Stock Exchange (BOVESPA).

Income and Social Contribution Taxes

Our income and social contribution tax expenses increased to R$871.3 million in 2005 from R$724.0 million in 2004 as a result of a confluence of factors, including overall improved financial performance and an absence of certain amortization of goodwill expenses that ended in 2004. Our effective tax rate in 2005 was 25.5%. See Note 10 to our consolidated financial statements.

Net Income

As a result of the foregoing factors, net income increased to R$2.5 billion in 2005 from R$2.2 billion in 2004.

Results of Operations for Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Net Operating Revenue

Our revenues are derived primarily from the following:

•	local service charges, which include monthly subscription charges, measured service charges, activation fees, and charges for use of public telephones (including prepaid cards);

•	intraregional long-distance service charges, which include service charges for calls that originate and terminate within our concession region;

•	interregional and international long-distance service charges;

•	charges for data transmission;

•	network usage charges, which include fees paid by our customers for fixed-mobile calls;

•	interconnection fees paid by other telecommunications service providers on a per-call basis for their calls that terminate on our network;

•	network access paid by other telecommunications service providers on a contractual basis for use of parts of our network; and

•	charges for other services, which include miscellaneous revenues from other services (call waiting, call forwarding, voice and fax mailboxes, speed dialing, caller ID and digital access service).

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

	Year ended December 31,		% Change
	2004	2003	2003 – 2004
	(in millions of reais, except percentages)
Gross operating revenue:
Local services:
Monthly subscription charges	4,979	4,465	11.5%
Activation fees	69	105	(34.3)%
Measured service charges	3,065	3,025	1.3%
Public telephones	367	247	48.6%

Total	8,480	7,842	8.1%
Long-distance services:
Intraregional	2,327	1,813	28.4%
Interregional and international	845	740	14.2%

Total	3,172	2,553	24.3%
Data transmission	909	523	73.8%
Network usage services	4,039	3,558	13.5%
Interconnection	809	806	0.4%
Network access	393	354	11.0%
Goods sold	21	23	(8.7)%
Other services	603	563	7.1%

Total gross operating revenue	18,426	16,222	13.6%
Value added and other indirect taxes	(4,902)	(4,321)	13.5%
Discounts	(215)	(96)	124.0%

Net operating revenue	13,309	11,805	12.7%

Net Operating Revenue

Net operating revenue increased 12.7% to R$13.3 billion in 2004 from R$11.8 billion in 2003. The increase is primarily a result of an increase in local and intraregional long-distance fees that took place in June 2004, based on the accumulated IPCA of the previous 12 months and the increase in revenue from our data transmission services.

Local Services

Revenues from local services increased 8.1% to R$8.5 billion in 2004 from R$7.8 billion in 2003. The growth is mainly a result of an increase in local and intraregional long-distance fees that took place in June 2004.

Monthly subscription charges. Revenues from monthly subscription charges increased 11.5% to R$5.0 billion in 2004 from R$4.5 billion in 2003. The growth in 2004 was due primarily an increase in local and intraregional long-distance fees that took place in June 2004, partially offset by a reduction in the average number of fixed lines in service.

Activation fees. Revenues from monthly activation fees decreased 34.3% to R$69.0 million in 2004 from R$105.0 million in 2003. The decrease is the result of the Company’s low-income fixed-line service program, which began in July 2004, pursuant to which we did not charge activation fees for promotional reasons.

Measured service charges. Revenues from measured service charges increased 1.3% to R$3.1 billion in 2004 from R$3.0 billion in 2003. The increase in 2004 was mainly a result of an increase in local and intraregional long-distance fees that took place in June 2004, offset in part by decreases in measured service traffic of approximately 7.4% (surplus pulses – pulsos excedentes).

Public telephones. Revenues from charges for the use of public telephones increased 48.6% to R$367.0 million in 2004 from R$247.0 million in 2003 as a result of the June 2004 fee increase, driven by an increase in sales of our telephone cards, primarily our alternative lower fee card programs (Bargain Line – Linha Econômica and Super-Bargain Line – Linha da Super Economia). Revenues from the sale of public phone cards are recognized at the moment the phone card is used, in accordance with a change in an accounting method introduced in December 2002.

Long-Distance Services

Intraregional services. Revenues from intraregional services increased 28.4% to R$2.3 billion in 2004 from R$1.8 billion in 2003. The increase was mainly due to an increase in local and intraregional long-distance fees that took place in June 2004. However, an increase in revenue from SMP services and our growth in market share also contributed in part to the foregoing increase.

Interregional and international. We launched our long-distance interregional and international services in May and July 2002. Revenues from international and interregional services increased 14.2% to R$845.0 million in 2004 from R$740.0 million in 2003, driven primarily by an increase in revenue from SMP services and also, in part, by the fee adjustments that occurred in June 2004, as well as by our estimated growth in market share.

Data Transmission

Revenues from data transmission services increased 73.8% to R$909.0 million in 2004 from R$523.0 million in 2003. The growth in 2004 was due to an approximately 62% increase in the use of our SPEEDY service.

Network Usage Services

Revenues from network services increased by 13.5% to R$4.0 billion in 2004 from R$3.6 billion in 2003 mainly due to an increase in fees for calls originating at fixed lines and terminating at mobile units that took place in February 2003, offset by a decrease in market share resulting from the implementation of the operator code selection for both interregional calls originating from fixed-lines (which took place in 2002) and interregional calls originating from mobile phones (which took place in July 2003).

Interconnection Services

Revenues from interconnection services increased by 0.4% to R$809 million in 2004 from R$806 million in 2003 due to an increase in fees in June 2004 and offset by a reduction in mobile-fixed traffic.

Network Access

The revenues derived from network access increased 11.3% amounting to R$393.0 million in 2004 against R$354.0 million in 2003 which were mainly due to the revenues from the rents paid for the industrial use of dedicated lines and local access to networks.

Goods Sold

Revenues from goods sold decreased 8.7% to R$21.0 million in 2004 from R$23.0 million in 2003 driven by increased costs associated with modems for SPEEDY broadband service and pricing pressures. The technology of the modems improved, making such equipment more expensive, and at the same time, the modems began selling in the open market placing pricing pressure on us to price such equipment more competitively.

Other Services

Revenues from other services primarily include revenues from telecommunications services for the installation of phone lines, electronic mail and other local services including call waiting, call forwarding, voice and fax mailboxes, speed dialing and caller ID. Revenues from other services increased 6.9% to R$603.0 million in 2004 from R$563.0 million in 2003. The increase was due primarily to the increase in our revenues from Linha Inteligente, the brand name for our service package which includes call waiting, call forwarding, voice and fax mailboxes, speed dialing and caller ID, offset by a decrease in our digital access service known as 2M-ATB (2 Megabytes – Basic Fee Area).

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

	Year ended December 31,		% Change
	2004	2003	2003 – 2004
	(in millions of reais, except percentages)
Cost of services:
Depreciation and amortization	2,496	2,616	(4.6)%
Outsourced services	1,059	786	34.7%
Interconnection services	3,512	2,836	23.8%
Operational personnel	188	256	(26.6)%
Materials	41	42	(2.4)%
Goods sold	19	17	11.8%
Other costs	181	162	11.7%

Total cost of services	7,496	6,715	11.6%

Depreciation and amortization

Depreciation and amortization expenses decreased to R$2.5 billion in 2004 from R$2.6 billion in 2003, due primarily to capital expenditures in connection with ANATEL’s network expansion targets and reductions for obsolescence.

Outsourced Services

Expenses relating to services from third parties increased 34.7% to R$1.1 billion in 2004 from R$786.0 million in 2003 driven by a combination of factors, including payment for services relating to increased operational plant services, IP networking services and co-billing.

Interconnection Services

Expenses relating to interconnection services increased 23.8% to R$3.5 billion in 2004 from R$2.8 billion in 2003, as a result of an increase in traffic volume, especially from interregional and international long-distance services and an increase in fees that took place in June 2004. This increase also reflects expenses arising from SMP selections, which began in July 2003, and the resulting payments made to other telecommunications services providers.

Operational Personnel

Operational personnel expenses consist of expenses relating to salaries, bonuses and other employee benefits in connection with operating and maintaining our services. Operational personnel expenses decreased 26.6% to R$188.0 million in 2004 from R$256.0 million in 2003, due to a reorganization of personnel outsourcing services, offset in part by salary adjustments.

Materials

We include in materials, among other items, materials used for maintenance of our assets, replacement parts and automobile gas. The costs of materials decreased 2.4% to R$41.0 million in 2004 from R$42.0 million in 2003 as a function of a reduction in costs related to vehicles used in our operations, offset by an increase in costs for materials used in ordinary operations.

Goods Sold

Expenses associated with the sale of telephone equipment increased 11.8% to R$19.0 million in 2004 from R$17.0 million in 2003 due, as noted above, to an increase in the costs associated with improved technology for modems used to access our SPEEDY broadband service.

Other Costs

Other costs relate to costs associated with the lease of certain infrastructure equipment, poles and underground cables used to operate our telephone lines. Other costs increased 11.1% to R$181.0 million in 2004 from R$162.0 million in 2003, primarily as a result of an increase in the rental cost for infrastructure, offset in part by a reduction in the rental cost for ducts housing various types of telephone cable.

Operating Expenses

Operating expenses decreased 3.7% to R$2.5 billion in 2004 from R$2.6 billion in 2003, primarily as a result of a reduction in provisions for contingencies and reduced personnel costs as a result of restructuring. These reductions were offset by an increase in expenses related to third-party services, primarily marketing services.

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

General and Administrative Expenses

General and administrative expenses decreased by 22.5% to R$747.0 million in 2004 from R$964.0 million in 2003. The decrease is attributable to a reduction in personnel expenses of R$85.8 million stemming from a reduction of expenses related to the PDI and a reduction in the outsourcing of systems production in the amount of R$126.5 million.

Other Net Operating Expense

Other net operating expense includes a variety of revenues and costs. See Note 7 to the consolidated financial statements. Other net operating expense decreased 51.7% to R$190.0 million in 2004 from R$393.0 million in 2003. This decrease was due to a reduction in expenses related to provisions for contingencies in the amount of R$182.6 million, comprised primarily of the provision made in 2003 in connection with INSS – SAT and Plano Verão and Plano Bresser in the amount of R$174.1. See “Item 8.A—Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings—Litigation with INSS.”

Financial Expense, Net

We recognized a net financial expense of R$404.0 million in 2004 compared to a net financial expense of R$630.0 million in 2003, representing the net effect of financial income, financial expense and exchange gains and financial statements.

The decrease in net financial expenses recorded in 2004 versus 2003 was primarily driven by a decrease in interest rates of our loans and commitments. As of December 31, 2004, 44.6% of our debt was denominated in foreign currency (U.S. dollar, Canadian dollar and Japanese yen), and 98.6% of our debt was hedged by asset positions in foreign currency swap transactions. See “Item 11—Quantitative and Qualitative Disclosures about Market Risk.”

Net Non-Operating Income (Expense)

We recorded a net non-operating income of R$40.0 million in 2004, compared to a net non-operating expense of R$50.0 million in 2003. This reduction was driven by gains associated with the restructuring of an affiliated company Companhia AIX de Participações in 2003 and by a positive result in 2004 in the sale of fixed assets.

Income and Social Contribution Taxes

Our income and social contribution tax expenses increased to R$724.0 million in 2004 as compared to R$279.0 million in 2003, as a result of a confluence of factors, including overall improved financial performance, a reduction in the payment of interest on shareholders’ equity (juros sobre capital próprio) and a reduction in certain amortization of goodwill expenses. Our effective tax rate in 2004 was 24.9%. See Note 24 to our consolidated financial statements.

Net Income

As a result of the foregoing factors, net income increased to R$2.2 billion in 2004 from R$1.6 billion in 2003.

B. Liquidity and Capital Resources

General

We have funded our operations and capital expenditures mainly from operating cash flows and loans obtained from financial institutions. As of December 31, 2005, we had R$463.5 million in cash and cash equivalents. Our principal cash requirements include:

•	the servicing of our indebtedness,

•	capital expenditures, and

•	the payment of dividends.

Sources of Funds

Our cash flow from operations was R$5.5 billion in 2005 compared to R$5.6 billion in 2004 and R$5.0 billion in 2003. Our decrease in cash flow from operating activities of 1.2% in 2005 compared to 2004 was primarily due to increased income tax and social contribution payments that resulted from (i) the end of the amortization period of a goodwill expense and tax loss carryforwards in 2004 and (ii) a legally imposed limitation on the deductibility of distributions of interest on shareholders’ equity. The increase in cash flows of 12.6% in 2004 compared to 2003 was due to an increase in sales of our telecommunications services, with our Speedy and other data transmission services being important drivers for such gains, as well as the increase in fees.

Our future cash flow is subject to the rates approved by ANATEL and the impact of competition on our revenues. We expect to continue to experience a reliable and steady source of internal cash flow from operations for the foreseeable future from on our base of customers and installed network.

Uses of Funds

Our cash flow used in investing activities was R$1.7 billion in 2005 compared to R$1.4 billion in 2004 and R$1.3 billion in 2003. The increase in 2005 from 2004 was due to our program of expansion and modernization of our telecommunications services, particularly broadband services.

Our cash flow used in financing activities was R$3.6 billion in 2005 compared to R$4.2 billion in 2004 and R$4.0 billion used in 2003. The decrease in cash flow used in financing activities in 2005 was due mainly to the payment of R$3.1 billion in dividends which was less than the previous year and the repurchase of R$59 million in shares of treasury stock. The increase in 2004 was due mainly to dividends paid in the amount of R$3.7 billion which was higher than the previous year and payments on derivative contracts maturing in 2004 that were used to hedge our foreign currency indebtedness.

Indebtedness

As of December 31, 2005, our total debt was as follows:

Debt	Currency	Annual interest rate payable	Maturity	Principal amount outstanding (in thousands of reais)
Mediocredito	US$	1.75%	2014	59,842
Loan in local currency	R$	6.0%+3.75% spread and 0.40% + CDI per month	2006	1,898
Debentures (1)	R$	103.5% of CDI	2007	1,500,000
Resolution No. 2,770	US$	5.70% to 6.9%	2006	105,523
Resolution No. 2,770	US$	4.80%	2008	292,928
Untied loan –JBIC	JPY	LIBOR + 1.25%	2009	393,520

Accrued Interest	R$/US$ JPY/CAN$	—	2006 to 2007	43,897

Total debt				2,397,608

Current				246,755
Long-term				2,150,853

(1)	Non-convertible and unsecured Debentures maturing on September 10, 2010 in an aggregate principal amount of R$1.5 billion. These Debentures are subject to an adjustment provision in September 2007 that would permit, among other things, payment of principal upon a favorable vote of the holders for such action. Accordingly, to be conservative, we have recorded our obligation to pay the principal on the Debentures in 2007 as opposed to their scheduled maturity date in 2010. See Note 23 to our consolidated financial statements.

Interest and principal payments on our indebtedness as of December 31, 2005 due in 2006 and 2007 totaled R$247.0 million and R$1,605 billion, respectively.

The agreements that govern the majority of our outstanding loans and financings contain certain standard restrictive covenants, which provide for the acceleration of the full balance of our obligations in the event of any default. As of December 31, 2005, we were not in default of any of our obligations and therefore none of our liabilities were subject to acceleration.

Capital Expenditures and Payment of Dividends

Our principal capital requirements are for capital expenditures and payments of dividends to shareholders. Additions to property, plant and equipment totaled R$1.7 billion, R$1.3 billion and R$1.3 billion for the years ended December 31, 2005, 2004, and 2003, respectively. Our capital expenditures for the year ended 2006 are expected to be approximately R$1.8 billion. These expenditures relate primarily to expansion of our network. We expect to seek financing for part of our capital expenditures either from equipment suppliers and Brazilian government agencies (from local or foreign Capital Markets) or from local and foreign Bank Institutions. See “Item 4.A—History and Development of the Company—Capital Expenditures.”

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

Adjusted net income, as determined by Brazilian Corporate Law, is an amount equal to our net income adjusted to reflect allocations to or from (i) legal reserve, (ii) statutory reserve and (iii) a contingency reserve for anticipated losses, if any.

We may also make additional distributions to the extent that we have available profits and reserves to distribute. All of the above distributions may be made as dividends or as tax-deductible interest on shareholders’ equity. We paid dividends of R$3.1 billion, R$3.7 billion and R$3.1 billion in 2005, 2004, and 2003, respectively.

Our management expects to meet 2006 capital requirements primarily from cash provided by our operations. Net cash provided by operations was R$5.5 billion, R$5.6 billion and R$5.0 billion in 2005, 2004, and 2003, respectively.

C. Research and Development, Patents and Licenses

Research and Development

We conduct independent research and development on telecommunications services; however, we do not independently develop new telecommunications hardware. We primarily depend on several manufacturers of telecommunications products for the purposes of such development.

In connection with the breakup of Telebrás, we were required to enter into a five-year agreement with the Center for Research and Development (Centro de Pesquisa e Desenvolvimento da Telebrás), or CPQD, under which we were required to contribute R$112.0 million to CPQD. This agreement, which we refer to as Contract 7000, terminated in December 2004.

In 2005, we entered into a new agreement with the Center for Research and Development or CPQD, so as to assure the life cycle, support and maintenance of the systems implemented by CPQD for Telesp during the term of the Agreement 7000.

The agreement was negotiated for R$11.8 million and, during its term, we had access to telecom software development, technological services of research and development, equipment maintenance, consulting and training.

CPQD has within its portfolio a tool used by Telefónica for management, planning, engineering and maintenance of terminals of the external network. This tool has data related to the wires, fiber optics and usage of the external network, among others.

Telefónica also uses other product from CPQD which control terminals and manage the analogical plant.

Our research and development expenses, including our monetary contributions to CPQD, were R$10.5 million for 2004 and R$11.6 million for 2003. For 2005, there were no expenses in respect of Research and Development with CPQD.

Patents and Licenses

Our principal intellectual property assets include:

•	the trademark name “Telefônica” and all names derived from “Telefônica”;

•	our name “Telecomunicações de São Paulo S.A. – Telesp”; and

•	our commercial brands, “Super 15” for long-distance services and “Speedy” for broadband products.

D. Trend Information

We expect increased competition and rapid technological changes which may negatively affect our market share and profit margins. See “Item 3.E—Risk Factors-Risks Relating to the Brazilian Telecommunications Industry and Us” and “Item 4.B—Information on the Company —Business Overview—Competition.”

We also expect to continue to make capital expenditures to improve the quality of our services and network and to launch new services. See “—Liquidity and Capital Resources—Capital Expenditures and Payment of Dividends.”

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

We do, however, expect another year of growth for broadband lines in Brazil and corresponding growth for current and new providers of broadband services. We anticipate that current providers will be investing to expand network capacity. We have seen this trend not only in Brazil, but in other parts of the world such as Spain and Italy. We also anticipate investments in web content that should help Internet operators increase their value-added service (VAS) revenues. Telefónica is a market leader in this area, and we are putting efforts in order to acquire new customers and to promote the broadband market growth.

In the long distance market we expect competition from VoIP (Voice over Internet Protocol—technology for transmitting voice using the internet) providers to be more substantial in the future. In 2005, we experienced the entrance of many VoIP players in the market, but due to Brazil’s low broadband penetration and the player’s limited marketing efforts, VoIP has not substantially affected the traditional long distance market yet. We believe that in 2006 VoIP may play a more expansive role. We believe the first impact would be a decline in traditional long distance prices.

We also expect to see an increasing movement towards convergence, with the beginning of “triple play” offers (bundled offers consisting of TV, broadband internet access and phone, usually VoIP) of Embratel (telecommunications operator) and Net (cable operator), both companies of Telmex, which may affect our local market share in broadband and local telephony, and more fixed and mobile offers from Telemar/Oi and Brasil Telecom/BrT GSM.

Moreover, the appearance of commercial solutions using Wi-Max technology (emerging technology of wireless high-speed multi user access) is expected for 2006. This new technology tends to increase competition in the fixed line market since it will eliminate the dependence of a physical-metallic cable network for new entrants.

We are taking several actions to keep up with market trends and to compete by taking advantage of new technologies. We are closely monitoring the evolution of VoIP usage and developing bundled services that include voice and broadband, and we are developing IPTV-related products. In addition, we are following technological developments and performing tests on Wi-Max technology, preparing the company to take advantage of such technology in areas in which our conventional network coverage is currently limited.

E. Off-balance-Sheet Arrangements

None.

F. Tabular Disclosure of Contractual Obligations

Our contractual obligations and commercial commitments are as follows:

	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
	(In thousands of reais, as of December 31, 2005)
Contractual obligations
Long-term debt	2,150,853	—	2,013,752	—	137,101
Pension and other post retirement benefits	44,963	—	—	—	44,963
Other long-term obligations	—	—	—	—	—

	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
	(In thousands of reais, as of December 31, 2005)
Contractual obligations
Total contractual cash obligations	2,195,816	—	2,013,752,	—	182,064

Commercial commitments
Suppliers	1,506,971	1,506,971	—	—	—
Other commercial commitments	—	—	—	—	—
Total commercial commitments	1,506,971	1,506,971	—	—	—

Long-Term Debt

Amount
Year ending December 31,	(in thousands of reais, as of December 31, 2005)
2007	1,605,420
2008	408,332
2009	105,420
Thereafter	31,681

Total	2,150,853

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

We are managed by a Board of Directors (Conselho de Administração) and an Executive Committee (Diretoria).

Board of Directors

Our Board of Directors is comprised of a minimum of five and a maximum of fifteen members, all shareholders, serving for a term of three years. The following is a list of the current members of the Board of Directors, their respective positions and dates of their election.

Name	Position	Date of Appointment
Fernando Xavier Ferreira	Chairman	March 25, 2004
José María Álvarez-Pallete Lopez	Vice-Chairman	March 25, 2004
Manoel Luiz Ferrão de Amorim	Director	March 25, 2004
Fernando Abril-Martorel Hernández	Director	March 25, 2004
Juan Carlos Ros Brugueras	Director	March 25, 2004
Enrique Used Aznar	Director	March 25, 2004
Javier Nadal Ariño	Director	March 25, 2004
Luciano Carvalho Ventura	Director	March 25, 2004
José Fernando de Almansa Moreno-Barreda	Director	March 25, 2004
Miguel Àngel Gutiérrez Méndez	Director	January 19, 2005
Luis Bastida Ibarguen	Director	January 19, 2005
Narcís Serra Serra	Director	January 19, 2005

Name	Position	Date of Appointment
Eduardo Navarro de Carvalho	Director	June 20, 2005
Juan Vicente Revilla Vergara	Director	March 30, 2006
Manuel Alfredo Alvarez Trongé Zinder	Director	March 30, 2006

Set forth below are brief biographies of our directors:

Fernando Xavier Ferreira is 57 years old and serves as our Chief Executive Officer. Mr. Ferreira also currently serves as chief executive officer of SP Telecomunicações Holding Ltda. He also serves as vice-chairman of the Board of Directors and chief executive officer of TDBH. He is president of Supervisory Board of Brasilcel N.V., president of the boards of directors of Vivo Participações S/A, Telefônica Factoring do Brasil Ltda., Fundação Telefônica and chairman of the Control Committee for Telefônica Gestão de Serviços Compartilhados do Brasil Ltda. (T-Gestiona). He is also a member of the Board of Directors of Telefónica Internacional S.A., Norte Brasil Telecom S/A, and of Aliança Atlântica Holding BV. Mr. Ferreira has served as president of Telecomunicações Brasileiras S.A. – Telebrás, executive secretary in the Brazilian Ministry of Communications, chairman of the Board of Directors of Embratel S.A., president of Nortel do Brasil S.A., president of Telecomunicações do Paraná S.A. – Telepar and as member of ANATEL’s consulting committee and member of the Board of Directors of Empresa Brasileira de Correios e Telégrafos – ECT and Portugal Telecom. He holds a degree in electrical engineering from Faculdade de Engenharia Elétrica da Universidade Católica do Rio de Janeiro, the Electric Engineering Faculty of the Catholic University of Rio de Janeiro, Brazil, which he received in 1971. He attended a business administration course at Western Ontario University, Canada, in 1982.

José María Álvarez-Pallete Lopez is 42 years old and has been the executive president of Telefónica Internacional S.A. since July 2002. He is also a member of the Board of Directors of each of Telefónica de España, Telefónica Móviles, Telefónica Móviles España, Telefónica Data, Telefónica Internacional S.A., representative of Telefónica S/A as director of TPI, Telefónica de Argentina, Telefónica de Peru, Telefónica CTC Chile, Telefónica Larga Distância Puerto Rico, Cointel y Compañía de Telefonos de Chile Transmisiones Regionales. In 1999, Mr. Álvarez-Pallete Lopez served as the chief financial officer of Telefónica Internacional S.A. and the chief corporate finance officer of Telefónica S.A. He holds economics degrees from the Universidad Complutense de Madrid, the Complutense University of Madrid, Spain, and the Université Libre de Bruxelles, Belgium.

Manoel Luiz Ferrão de Amorim is 47 years old and served as our General Executive Officer until December 31, 2005. He is a member of our Board of Directors and serves as a member of the boards of directors of TDBH and of the Câmara Americana de Comércio de São Paulo, or the American Chamber of Commerce of São Paulo. From February 1, 2001 to May 5, 2001, Mr. Amorim was the president of our wholly owned subsidiary Assist Telefônica S.A. From January to November of 2000, he served as president of America Online Brasil. From 1990 to 2000, he performed several functions at Proctor & Gamble in the United States, Brazil and Venezuela, including marketing manager, marketing director and general manager for Latin America. Mr. Amorim also worked at McKinsey, Petrobrás and F.I. Indústria e Comércio. He holds a degree in chemical engineering from IME—Instituto Militar de Engenharia, the Military Engineering Institute, Brazil, and a master’s degree in business administration from Harvard University, United States.

Fernando Abril-Martorel Hernández is 44 years old. He was the chief operating officer of Credit Suisse Group in Spain and is a member of the Board of Directors of Companhia de Infraestruturas del Transporte S.A. (CINTRA). From 1987 to 1997, Mr. Abril-Martorel performed several functions at JP Morgan, in New York, London and Madrid, including treasury department manager and member of the managing committee. Mr. Abril-Martorel Hernández joined the Telefónica group in January of 1997, as corporate finance general manager, having represented the group’s interests in the Brazilian telecommunications industry privatization process. From December 1998 to June 2000, he served as chief executive officer and chief financial officer of Telefónica Publicidade e Información (TPI). He was a member of the Board of Directors of the Telefónica Group from August 2000 to September 2003. Mr. Abril-Martorel Hernández holds a degree in law and business sciences from ICAI-ICADE – Instituto de Postgrado y Formación Continua, Spain.

Juan Carlos Ros Brugueras is 44 years old and serves on our Board of Directors and that of TDBH. In 2005, he was appointed as the General Counsel of Telefónica S.A. Since May 1998, Mr. Ros Brugueras has been a Secretary General to the Board of

Directors and General Counsel of Telefónica Internacional S.A. and also a director of Telefónica de Argentina S.A. (Argentina), Telefónica Larga Distância de Porto Rico Inc. (Porto Rico), Companhia de Telecomunicações do Chile S.A. (Chile) and Telefónica do Peru S.A. (Peru). He served on our board and that of Companhia Telefônica da Borda do Campo from December 1998 through November 1999, and also on the boards of Companhia Riograndense de Telecomunicações – CRT, Tele Sudeste Celular Participações S/A, Telerj Celular S/A and Telest Celular S/A. From 1985 to 1997, he was a partner in a law firm in Barcelona, and, during such time, he served as Secretary on the boards of directors of various Spanish and foreign companies. Mr. Ros holds a law degree from Universidad Central de Barcelona, the Central University of Barcelona, Spain.

Enrique Used Aznar is 64 years old. He is also the chief executive officer of Amper, S.A., in Madrid, a member of the boards of directors of Telefónica Peru, the chief executive officer of Amperprogramas and the vice-chairman of the Board of Directors of Mediadata Brasil. He is also a member of the Board of Directors of Telefónica S.A., member of the Assembléia Directiva of IESE of Madrid and patron of Fundação Científica contra o Câncer. He has also served as chief executive officer of Telefónica Internacional S.A., Telefónica Servicios Móviles and Telefónica I+D, as vice-chairman of the delegate committees of TPI Páginas Amarelas, Telefónica do Chile and Telintar (investor from Argentina), and as member of the boards of directors of Telefónica da Argentina, AT&T Network System International and of Ericsson in Spain. He holds a degree in telecommunications engineering from the Universidad de Madrid, the University of Madrid. He also holds a degree from IESE (Alta Direção de Empresas).

Javier Nadal Ariño is 56 years old and serves as General Director of Institutional Relations of Telefónica S/A. and Executive Vice President of Telefónica S.A. Foundation. He served as Executive President of Telefónica do Peru (2003 to 2004), Regulation Director of Telefónica International (1998 to 2002) and served as President of Telefónica da Argentina (March 1995 to December 1997), served as Telecommunications General Director and President of Retevisión. He has also collaborated with the United Nations as an expert in data transmission programs for activities support and participated in the development of affairs for Telettra Española in Vimercate (Italy) and Torrejón de Ardoz . He also served as General Secretary of the Telecommunications Engineers Association of Spain. He has written various articles on the telecommunications sector and has collaborated in certain books related to the sector and the information society. Mr. Nadal Ariño holds a degree in telecommunications engineering from Universidad Politécnica de Madrid, the Technical University of Madrid, Spain.

Luciano Carvalho Ventura is 59 years old. He is a member of our Board of Directors and is the officer responsible for LCV Governança Corporativa. He is a member of the board of auditors of Perdigão, Indústrias Bardella, Globex (Ponto Frio) and Iochpe Maxion. He serves as member of the Board of Directors of Grupo Tavares de Melo, Gtmprevi Sociedade Previdenciária, Agrofertil from Grupo Fertibrás and Y. Takaoka Empreendimentos. Since 1980, he has been dedicated to corporate governance consulting and in serving as member of corporate boards. He is the founding member of the Board of Directors of Instituto Brasileiro de Governança Corporativa – IBGC – Brasil. He is a member of the International Corporate Governance Network – England and National Association of Corporate Directors – USA. He is professor of the course for formation of directors of Brazilian Corporate Governance Institute and speaker at various masters courses and seminars. He holds an MBA from Escola de Administração de Empresas de São Paulo—Fundação Getúlio Vargas, a post-graduate degree in finance from Escola de Administração de Empresas de São Paulo da Fundação Getúlio Vargas, a degree in business management from Escola de Administração de Empresas da Universidade Federal de Pernambuco, and a degree in economics from Faculdade de Ciências Econômicas da Universidade Federal de Pernambuco.

José Fernando de Almansa Moreno-Barreda is 57 years old. He is a member of the Board of Directors of Telefónica and chairman of the board’s international affairs committee. He is also a member of the boards of directors of Telefónica de Peru S.A., Telecomunicações de São Paulo S.A., Telefónica Móviles S.A., Telefónica de Argentina S.A. Telefónica Internacional S.A. and BBVA Bancomer. He is currently a sponsor of the foundations Reina Sofía, Conde de Barcelona, Diputación de San Andrés de los Flamencos – Fundação Carlos de Amberes, Padre Arrupe-Activa, Príncipe de Astúrias, Fundação Euroamérica and Fundação MMA. Mr. Almansa initiated his diplomatic career in 1974 and served as the Secretary of the Spanish Embassy in Belgium in 1976. In 1979 he was appointed as the Cultural Counselor for the Spanish Delegation in Mexico and, in 1982, he was named as embassy advisor to the Spanish Ministry of Foreign Relations. During the same year, he was appointed as chief director to the coordination section of the Spanish diplomatic office in Eastern Europe and as a director for Atlantic matters for the Spanish foreign policy office for Europe and Atlantic matters. In 1983, Mr. Almansa served as a press and political advisor for the Spanish diplomatic mission at the North Atlantic Council in Brussels. In April 1988, he was assigned to the Spanish Embassy in the Soviet Union, where he served as a minister advisor, and in August of the same year he became a plenipotentiary minister. In 1990, Mr. Almansa was appointed as general secretary for the National Commission of the V Centennial of the Discovery of America, and, in 1991, he served as the general sub-director for Eastern Europe under the Spanish general office of foreign policy for Europe. In 1993, His Majesty the King of Spain named Mr. Almansa as chief of the Royal House, with ministerial status, where he served until December 2002. Mr. Almansa holds a law degree from the Universidad de Deusto, the University of Deusto, Spain.

Miguel Àngel Gutiérrez Méndez is 47 years old and a member of our Board of Directors, and a director of Telefónica Internacional, S.A., where he is responsible for Institutional and Public Policy for Grupo Telefónica in Latin America. He also served a director for Telefónica de Argentina S.A. (where he also served as President and Chief Operating Officer from February 2002 through June 2003); president of the Board of Directors for Autopistas Del Oeste S.A and president of the Board of Directors of ABERTIS of Spain Group (controlled by La Caixa de Barcelona). He is also a member of the consulting committee to The Rohatyn Group Asset Management in New York. From December 2003 to December 2004, he served as Chief Executive Officer of the Association of Public Service Businesses of Argentina (Asociación de Empresas de Servicios Públicos Argentinos—ADESPA), and from January 2002 to October 2004, he served as Vice-President of the Chamber of Commerce of Spain (Fundación Cámara Española de Comercio). He is also a member of the Executive Committee of the Chamber of Commerce of Argentina (Cámara Argentina de Comercio), a member of the Business Development Institute for Argentina (Instituto Para El Desarrollo Empresarial de La Argentina – IDEA) and a member of the Consulting Committee of the Center for the Implementation of Public Policy for Equity and Growth (Centro de Implementación de Políticas Públicas para la Equidad el Crecimento—CIPEC). Until October 2001, Mr. Mendez was employed by J.P. Morgan where he spent over twenty-one years as a Managing Director responsible for Global Emerging Markets. He is a certified public accountant with a degree from the University of Buenos Aires, and an MBA from IAE – Universidad Austral (Argentina).

Luis Bastida Ibarguen is 60 years old and is a member of our Board of Directors. He serves as a director for various companies, and is an independent consultant, author and lecturer on business economics. From 2000 to 2001, he served as general director for global asset administration and member of the steering committee for Banco Bilbao Viscaya Argentaria. From 1988 to 2000, he held various posts at Banco Bilbao Viscaya, and in 2000, became General Finance Director, reporting directly to the President. From 1976 to 1987, he worked generally in finance at Banco Bilbao. From 1971 to 1976, he worked in various capacities at General Electric’s International Division in New York and General Electric Española, including accounting, management and strategic planning. He holds degrees in International Management Program, Financial Management Program and is licensed in business sciences by E.S.T.E. He also holds an MBA from Columbia University.

Narcís Serra Serra is 62 years old and serves as a member of our Board of Directors. From 1991 to 1995, he was Vice President of the Government of Spain, and from 1982 to 1989, served as Minister of Defense. From 1979 to 1982, he was the Mayor of Barcelona. Mr. Serra holds a doctorate in political science from the Universidad Autónoma de Barcelona and is a professor of economic theory at the Universidad Autónoma de Barcelona.

Eduardo Navarro de Carvalho is 43 years old and serves as a member of our Board of Directors and Strategy and Planning, Regulation and Corporate Development Director of Telefónica Internacional S/A. He previously served as our Vice President of Regulation and Operator Business, Vice President of Telefônica Data Brasil Holding S.A., SP Telecomunicações Holding Ltda., Sudestecel Participações S.A., Iberoleste Participações S.A. and TBS Celular Participações S.A. Mr. Navarro served as regulatory and corporate strategist of Tele Sudeste Celular Participações S.A., Tele Leste Celular Participações S.A. and Celular CRT Participações S.A. and as a member of the Board of Directors of Ceterp – Centrais Telefônicas de Ribeirão Preto S.A., senior project director of McKinsey & Company, Inc., and factory manager of Belgo-Mineira (Arbed Group). He holds a degree in metallurgy engineering from Universidade de Minas Gerais (the University of Minas Gerais), Brazil.

Juan Vicente Revilla Vergara is 44 years old and serves on our Board of Directors and as the General Director of Operations of Telefónica Internacional S/A. Previously, he served as the General Manager of Telefónica del Peru, our Director of Financial Planning and the General Director of Administrative Control at Telefónica del Peru. He was also formerly a Senior Analyst of Issuances at CNMV, a Control Manager at Banesto S.A., a Risk Analyst in the credit department at Caja de Madri, a Credit Assistant in the large client division at Caja de Ahorros and a Junior Consultant at Andersen Consulting Perú. He is an Economic and Business Sciences graduate of the Universiadade Del Pacífico in Lima, Perú.

Manuel Alfredo Alvarez Trongé Zinder is 48 years old and serves on our Board of Directors. Currently, he is General Secretary of Telefónica Internacional, S.A. He served as the General Secretary of Grupo Telefónica in Argentina, General Counsel at Perez Companc S.A., General Counsel at PASA Petroquímica Argentina, Superintendent of Security at Nação–Finance Ministry. He is a graduate in law of Facultad de Derecho U.B.A (Business University of Buenos Aires, Argentina), a professor at the University of Buenos Aires and of the Catholic University of Argentina, President of the Commission for Business Law of the League of Lawyers of the city of Buenos Aires.

Executive Committee

The executive committee consists of at least three and no more than ten members, who may or may not be our shareholders, all of them appointed by our Board of Directors for a period of three years and may remain in office until reappointed or replaced. Any of our executive officers may be removed at any time by a decision of the Board of Directors.

The following are the current members of the executive committee, their respective positions and the date of their appointment.

Name	Position	Date of Appointment
Fernando Xavier Ferreira	Chief Executive Officer	March 23, 2004
Pedro Lucas Antón Lázaro	Chief Financial Officer and Vice President of Administrative Control and Finance and Director of Investor Relations	October 28, 2004
Stael Prata Silva Filho	General Executive Officer	December 12, 2005
Gilmar Roberto Pereira Camurra	Vice President of Financial Planning	March 23, 2004
Françoise Trapenard	Vice President of Human Resources	February 20, 2006
Fábio Silvestre Micheli	Vice President of Network Services	March 23, 2004
Odmar Geraldo Almeida Filho	Vice President of the Residential Services	March 23, 2004
Bento José de Orduña Viegas Louro	Vice President of Wholesale and Regulation	March 9, 2006
Manuel José Benazet Wilkens	Vice President of Commercial and Administrative Services	March 23, 2004
José Antonio Gallego García	Vice-President of Small and Medium-Sized Business Services	June 20, 2004

Set forth below are brief biographies of our executive officers:

Pedro Lucas Antón Lázaro is 45 years old and has served as Vice President of Administrative Control and Finance and Director of Investor Relations (CFO) since October 2004. Previously he was named General Corporate Subdirector of Economic Processes-Finance in Telefónica S.A. He led the creation of the Share Services Centers (Centro de Serviços Compartilhados) of Telefónica Group and served as its Global Manager and Administrator of Telefónica Gestión de Servicios Compartidos (t-gestiona) of Spain SAU through July 2004. In November 1998, he was named Vice President of Finance, Control and Resources for Telesp and TeleSudeste Participações, and CFO of Telefónica in Brazil, overseeing all financial and corporate operations, such as the merger of Grupo Telesp. In 1997, he served as General Subdirector of Accounting and Consolidation at Telefónica, reporting to the CFO of Grupo Telefónica. Once having segregated the business of fixed telephone service in Spain, he began to report to the CEO of Telefónica de España S.A. as General Subdirector of Economy and Finance and member of the Management Committee. In 1987, he moved to JP Morgan and, after serving in various capacities, was named, in 1995, Chief Operating Officer of JP Morgan in Madrid with direct responsibilities for Systems and Operations, indirect oversight of all support areas in that branch and as a member of the Management Committee. From 1981 to 1987, he worked for Telefónica in the areas of network and systems. He holds degree in naval engineering from Universidade Politécnica de Madrid and an MBA in Economics and Management from IESE Business School.

Stael Prata Silva Filho is 54 years old and serves as General Executive Officer. He is currently also a director, since December 20, 2004, of Visão Prev Sociedade de Previdência Complementar, a pension fund. Since 1972, he has held several titles in our company, including Executive Vice President of Strategic Planning and Regulation and previously Vice President of Public Relations, Vice President Business Services and Vice President of Special Clients and Small Business, as well as positions as Director in Planning, Data Processing and Business Affairs. In 1997, Mr. Prata was appointed as a consultant for Sistel, and, from January 2000 to December 2000, Mr. Prata was the chief executive officer and commercial manager of Ceterp – Centrais Telefônicas de Ribeirão Preto S.A. and Ceterp Celular S.A., businesses now controlled by Telesp. He has also held the titles of Director and President of Business Affairs at Assist Telefónica S.A. (another Telesp subsidiary, currently named A. Telecom S.A.). He was involved in the coordination of the management committee of Telefônica da Borda do Campo, also a Telesp subsidiary, and he participated in the coordination of the Management Committee and in the planning of Information Technology and as Business Director. Mr. Prata holds a degree in business administration from Faculdade Luzwell- Brazil and an MBA from the Instituto IESE de Barcelona- Espanha.

Gilmar Roberto Pereira Camurra is 50 years old and serves as Vice President of Financial Planning. He has twenty-eight years of working experience in the financial system. He served for a year as member of the Board of Directors of Grupo Paranapanema (tin exporter). Among his experiences in the banking system, he was vice-president of Citibank N.A., performing various activities for 18 years with a focus on the international and treasury areas; founding partner of Banco ABC Roma, performing activities relating to treasury, international and controlling areas; and executive officer of BCN-Barclays, performing activities relating to the treasury, asset management and corporate finance in the last three years before the transfer to the Telefônica Group served as foreign exchange director and deputy treasurer for HSBC Bank. He has been Chief Financial Officer of Telefônica Group in Brazil since November 1999. He also serves as President of the Board of Directors of Fundação Sistel, President of the Board of Directors of Fundação Visão, Vice President of the Board of Directors of Telefônica Factoring and Vice President of Telefônica Data Brasil Holding. He holds a business management and accounting science degree with a specialization course in finance from Berkeley University, University of California.

Françoise Trapenard is 42 years old and serves as Vice President of Human Resources. She has been in the Telefônica Group since 1999 and has served as human resources development supervisor (from May 1999 to October 2000), human resources director of T-Empresas (from October 2000 to December 2001), corporate human resources director of Telefónica S.A. in Madrid (January 2002 to February 2004) and human resources director of the Company (from February 2004 to February 2006). She has also worked as a trainee at Citibank, N.A. from 1987 to 1988, Job and Salary Analyst at Editions Gallimard, in Paris, from 1989 to 1990, as Export Manager at International Paper do Brasil from October 1992 to December 1996, as Human Resources Director at Asea Brown Boveri, from February 1997 to November 1998, as Human Resources Manager at Companhia Paulista de Força e Luz, from November 1998 to May 1999. She holds a Master’s degree in Philosophy from Université de Paris I – Panthéon Sorbone and a Business Administration degree from Faculdade de Economia e Administração – USP and a post-graduate degree in Business Administration from ESSEC (Ecole Superieure de Sciences Economiques et Commerciales) in Paris.

Fábio Silvestre Micheli is 43 years old and serves as Vice President of Network Services. He previously served as the operation officer and resources officer of our subsidiary A. Telecom S.A. Mr. Micheli has been working with us for twenty-five years (seventeen in managerial functions) and previously served in the following positions: operational district manager, customer service manager, technical assistance supervisor, technical assistance officer, operational vice president and residential commercial vice president. He holds a business administration master’s degree from IESE (Barcelona).

Odmar Geraldo Almeida Filho is 42 years old and serves as Vice President of Residential Services. He previously served as officer for residential business in traffic and services from August 2001 to January 2004; marketing director for Proctor & Gamble in the division of baby care products, Latin America in Caracas from 1988 to 2001 and brand/marketing manager – feminine care in Cincinnati, Ohio from 1991 to 1993. He also served for Johnson & Johnson as management trainee in manufacturing in the city of São José dos Campos from 1988 to 1989 and for Elebra/Nortel as Software Engineer in the city of Campinas from 1986 to 1988. He holds a degree in electronic engineering from UNICAMP (from 1982 to 1986) and an MBA from the University of Southern

California (from 1989 to 1991) and attended the senior executive management program – IESE from Universidade de Navarra Barcelona (from 2003 to 2004).

Bento José de Orduña Viegas Louro is 50 years old and serves as Vice President of Wholesale and Regulation. He has served as Vice President of our long-distance and interconnection business since May 2002. From 1979 to 1984, Mr. Louro managed the telecommunications and electronic areas for The Chase Manhattan Bank. From 1985 to 1998, he served as general manager for AT&T, where he managed internal operations in Venezuela, Florida; Rio de Janeiro and New Jersey. From 1998 to 2001, Mr. Louro served as area director for Northern Brazil for Nextel International, where he was responsible for direct and indirect sales channels, corporate accounts, supply operations, post-sale support, marketing, training, international engineering, finance, and human resources. From May 2001 to May 2002, Mr. Louro served as our general director for long-distance business. He holds a degree in economic sciences from the Universidade de Economia e Ciências Políticas do Rio de Janeiro, or the Economics and Political Sciences University of Rio de Janeiro, Brazil, and a master’s degree in international administration and finance from the American Graduate School of International Management at Thunderbird School, United States.

Manuel José Benazet Wilkens is 42 years old and serves as Vice President of Commercial and Administrative Services. From March 2002 to March 2004, he served as our officer of development of residential businesses, responsible for the business development of our residential segment, he served as general officer of technology, planning and investment programs and worked on the advancement of the 2003 universal targets and design of the access service ADSL Speedy. Mr. Wilkens also served as officer of network management and new services and worked on the implementation of CEOS (Centro Estadual de Operação e Supervisão or state center of operation and supervision). He has also served as our superintendent of network systems and participated in the initial take over in the area of network system OSL. His experience in Telefónica de Espanha S/A includes service as national administrator of JDS transmission network, administrator of management and networking system in the region of Barcelona North, and technical quality inspector with oversight of the technical courses of the Escola de Formação Telefônica. He also has experience in external network engineering and operation and maintenance of the commuting internal plant. He holds degrees in telecommunications engineering I.C. from ETSETB from Barcelona; economic and financial management of non-governmental entities from IPT – Barcelona and attended the advance management program 2001 of IESE Barcelona and INSEAD Sênior Leadership Program in 2004.

José Antonio Gallego García is 51 years old and serves as Vice President of Small and Medium-sized Business Services. He entered into Telefónica (Telefónica de Espana) in July 1974. Mr. García also held important management positions at Telefónica de Espanha until he was designated, in 1989, Sub-officer of Technology of Public Telephone Usage. In April, 1994 he was designated officer of control and development at CANTV (Venezuela). Between August 1997 and March 1999, he was designated Executive Director of Public Relations (Residential Market) and CRT (Rio Grande do Sul). He also acted as officer responsible for special projects at Telesp (São Paulo) between March 1999 and June 2002. In July 2002, he was nominated commercial officer responsible for long residential distance services at Telesp. Since January 2004 until now he has served as interconnection services officer at Telesp. He holds a degree in information and technology sciences from the Universidad Complutense in Madrid.

For a biography of Fernando Xavier Ferreira, see “—Board of Directors.”

B. Compensation

For the year ended December 31, 2005, the aggregate amount of compensation paid to all our Directors and Executive Officers was approximately R$23.6 million, of which R$16.1 million corresponded to salaries and R$7.5 million corresponded to bonuses.

For the year ended December 31, 2005, our Directors and Officers did not receive any pension, retirement or similar benefits.

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

The members of our Board of Directors are all shareholders: one of them being elected by the preferred shareholders in a separate voting process and the others being elected by the holders of common shares. The members of the Board of Directors are elected for a period of three years and may be reelected.

Executive Committee

Our Executive Committee is responsible for our day-to-day management and for representing us in our business with third parties. Each of our current Executive Officers has been appointed by our Board of Directors for a three-year term and may remain in office until reappointed or replaced.

Fiscal Board

Brazilian Corporate Law and our bylaws each require that we maintain a statutory Fiscal Board (Conselho Fiscal). Our statutory Fiscal Board, which is a separate and distinct entity from our outside auditors, is primarily charged with certain advisory, reporting, oversight and review functions with respect to the company’s financial statements. Our statutory Fiscal Board is also responsible for rendering opinions on management’s annual report and management proposals to be submitted at shareholders’ meetings relating to a change in the company’s capital composition, budget, payment of dividends and consolidations, mergers and spin-offs. However, the statutory Fiscal Board, as required by Brazilian Corporate Law and our bylaws, has only an advisory role and does not participate in the management of the company. Indeed, decisions of the statutory Fiscal Board are not binding on the company under Brazilian Corporate Law.

In accordance with Brazilian Corporate Law and our bylaws, the Fiscal Board consists of a minimum of three and a maximum of five members and an equal number of alternates.

One member of the Fiscal Board and his or her alternate must be elected by holders of preferred shares in a separate voting process. The following are the current members of the Fiscal Board:

Members	Alternates	Date Appointed
Clóvis Azeredo Travassos Filho	Ricardo Ricardi	March 30, 2006
Wolney Querino Schuler Carvalho	Suely Valério Pinoti	March 30, 2006
Cleuton Augusto Alves	Adalberto Ribeiro da Silva	March 30, 2006
Oswaldo Vieira da Luz	Gilberto Carlos Rigamonti	March 30, 2006

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

According to its charter, the Control and Audit Committee shall meet four times per year and report its conclusions to the Board of Directors. We anticipate that there will be some similar functions between the Control and Audit Committee and our statutory Fiscal Board (Conselho Fiscal).

The Control and Audit Committee, among other responsibilities that may be required by the Board of Directors, is charged with informing and providing recommendations to the Board of Directors regarding the following:

•	the appointment, termination and renewal of the independent auditors, as well as the terms and conditions of the contract with the independent auditors;

•	the analysis of the company’s accounts, compliance with certain legal requirements and the adoption of generally accepted accounting principles;

•	the results of each internal and independent audit and management’s response to the auditor’s recommendations;

•	the quality and integrity of the company’s internal control systems;

•	the performance of the independent auditors, requesting opinions on the annual reports and that the main audit reports be clear and precise; and

•	any communications with the internal auditors about any significant deficiencies in our control systems and identified financial conditions.

The following are the current members of the Control and Audit Committee:

Members	Date Appointed
Enrique Used Aznar	July 19, 2004
Luis Bastida Ibarguen	February 21, 2005
Miguel Ángel Gutiérrez Méndez	February 21, 2005

Nominations, Compensation and Corporate Governance Committee

Our Nominations, Compensation and Corporate Governance Committee was established in December 1998 and consists of three to five directors appointed by the Board of Directors to serve for the duration of their respective terms as members of the Board of Directors. Except for our Chief Executive Officer, Mr. Fernando Xavier Ferreira, the other three members of our Nominations, Compensation and Corporate Governance Committee are non-management directors. The Nominations, Compensation and Corporate Governance Committee, among other responsibilities that may be required by the Board of Directors, is charged with informing and providing recommendations to the Board of Directors regarding the following:

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

Service Quality and Marketing Committee

The Service Quality and Marketing Committee was created on December 16, 2004 and provides assistance to our Board of Directors. The Committee consists of, at least 3 and at most 5, members of our Board selected periodically. The Committee meets from time to time, depending on the availability of its members and when called by its chair. The Committee is responsible for review and analysis of quality indices measuring our principal services and to ensure that the requisite degree of commercial assistance is furnished to our clients.

Members	Date Appointed
Eduardo Navarro de Carvalho	June 20, 2005
Javier Nadal Ariño	February 21, 2005
Luciano Carvalho Ventura	February 21, 2005

D. Employees

As of December 31, 2005, we had 7,770 employees. All of our employees are on a full-time basis, divided into the following categories: 47% in our network plant operation, maintenance, expansion and modernization; 36% in sales and marketing; and 17% in administration, finance and investor relations, human resources, inventory, technology, legal and strategic planning and management control.

We, in conjunction with other sponsors (the companies resulting from the breakup of Telebrás), sponsored private pension benefits and health care plans for retirees in order to supplement the salaries of retired employees. The plans PBS Telesp and Visão Telesp, previously managed by Fundação Sistel de Seguridade Social, or the Sistel, were transferred to another closed social security entity called Visão PREV Sociedade de Previdência Complementar on February 18, 2005. The Visão PREV Sociedade de Previdência Complementar manages the following social security plans: Visão Telesp, Visão Telefonica Empresas, Visão Assist e Visão T-Gestiona. The plans, Planos de Assistência Médica aos Aposentados – PAMA, or the PAMA, and PBS-A – Plano de Benefícios Sistel Assistidos, or the PBS-A, are still managed by Fundação Sistel de Seguridade Social. Until December 1999, all sponsors of the plans managed by Sistel were jointly and severally liable for all existing benefit plans. After December 1999, a single-employer sponsored pension plan for active employees was created, the PBS Telesp Plan, or PBS plan. See Note 26 to our consolidated financial statements for a more detailed description of the PBS plan. Retired employees (PBS-A) and post-retirement health care benefits, or PAMA, remained as multi-employer benefit plans. The restructuring of the benefit plans took place in January 2000.

Due to the withdrawal of other active participants in December 1999, we individually sponsored the PBS plan, which covers less than 1.0% of our employees. In addition to the PBS plan, the multi-sponsored health care plan, or PAMA, is provided to retired employees and their dependents. Contributions to the PBS plan are determined based on actuarial valuations prepared by independent actuaries, in accordance with standards applicable in Brazil.

On August 2000, we established the Visão plan, offered to participants in our PBS plan, as well as to employees who did not qualify for participation. Unlike the PBS plan, which is a defined benefits plan, the Visão plan is financed for contributions by participating employees, as well as by us as sponsor, which are credited to the individual accounts of the participants. We are responsible for all management and maintenance expenses of the Visão plan, including the risks of death and permanent injury of the participants. The employees participating in the plan were granted the option to migrate to the Visão plan, which was also offered to those who did not participate in the PBS plan and to all newly hired employees. Our contributions to the Visão plan are equal to those of the individual participants, ranging from 2% to 9% of the participant’s salary, depending on the percentage chosen by the participant. The aggregate costs under the Visão plan equal approximately 12.0% of the total amount of salaries paid to participating employees. Currently 86% of our employees are covered under the Visão plan.

In 2005, we had 904 retirees covered by PAMA, from which only 21 were transferred to PAMA-PCE and as a result 2.3% of our current retirees changed to PAMA-PCE. In the end of 2005, PAMA remained as a multi-financed plan.

Approximately 32% of our employees are members of the main telecommunications industry labor union, Sindicato dos Trabalhadores em Empresas de Telecomunicações e Operadores de Mesas Telefônicas no Estado de São Paulo, the Labor Union of

Employees of Telecommunications Companies and Telecommunications Desk Operators in the State of São Paulo, or SINTETEL, which is associated with the Federação Nacional dos Trabalhadores em Telecomunicações, the National Federation of Telecommunications Workers or FENATTEL. Our collective labor agreements will expire on August 31, 2006. Our management considers relations with our work force to be satisfactory. We have never experienced a work stoppage that had a material effect on our operations. The collective labor agreement was renewed on September 1, 2005.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

In accordance with our bylaws, we have two classes of capital stock authorized and outstanding, common shares (ações ordinárias) and preferred shares (ações preferenciais). Our common shares have full voting rights. Our preferred shares have voting rights only under limited circumstances. At December 31, 2005 and for at least the past three years, Telefónica Internacional owned 34.48% of our common shares and SP Telecomunicações, formerly Tele Brasil Sul Participações S.A. and a wholly owned subsidiary of Telefónica International, owned 50.23% of our common shares. Since Telefónica International owns 100% of the equity share capital of SP Telecomunicações, it has effective control over 84.71% of our outstanding common shares. Accordingly, Telefónica Internacional has the ability to control the election of our Board of Directors and to determine the direction of our strategy and corporate policies. Neither Telefónica Internacional nor SP Telecomunicações has any special voting rights beyond those ordinarily accompanying the ownership of our common or preferred shares.

The following tables set forth information relating to the ownership of common and preferred shares by SP Telecomunicações, its parent company Telefónica Internacional and our officers and directors. We are not aware of any other shareholder that beneficially owns more than 5% of our common shares.

Shareholder’s Name	Number of common shares owned	Percentage of outstanding common shares
SP Telecomunicações	83,038,516	50.23%
Telefónica Internacional	57,002,343	34.48%
All directors and executive officers as a group	208	—

Shareholder’s Name	Number of preferred shares owned	Percentage of outstanding preferred shares
SP Telecomunicações	23,983,413	7.31%
Telefónica Internacional	267,836,148	81.59%
All directors and executive officers as a group	52	—

Telefónica Internacional is a wholly owned subsidiary of Telefónica S.A., or Telefónica. Telefónica’s shares are traded on various stock exchanges, including Madrid, Barcelona, Bilbao, Valencia, London, Paris, Frankfurt, New York, Lima, Buenos Aires and São Paulo. Telefónica’s business operations are concentrated in a number of sectors, including fixed and mobile telecommunications services, data communications, integrated business solutions, e-commerce, Internet, telephone book publishing and marketing, marketing information and services, media content creation, production, distribution and marketing and call center services.

B. Related Party Transactions

Note 28 to our consolidated financial statements presents, in tabular format, more detailed financial information with respect to transactions and balances with related parties. We provide below a summary description of transactions with related parties.

We entered into a consulting service agreement, known as the Consulting Agreement, with Telefónica Internacional, on May 17, 1999, pursuant to which Telefónica Internacional provides advice regarding our management, operations and business. Under the Consulting Agreement, we paid Telefónica Internacional in 2000, for its consulting services, an amount equal to one percent of our 2000 net operating income. In 2001 and 2002 under the same agreement we paid one half of one percent of our net operating income in each of 2001 and 2002, and since 2003 we have been paying Telefónica Internacional two-tenths of one percent of our net operating income per year. The expiration of this contract was originally August 3, 2003, but it was automatically extended for another 5-year term.

In February 1999, we entered into a service agreement with Atento Brasil S.A , an indirect majority owned subsidiary of Telefónica S.A. (Telefónica controls 91.35% of Atento Brasil’s equity), for the provision of certain customer services, principally services related to our call center. Transactions under this service agreement with Atento Brasil involved approximately R$238 million in 2005 (R$208 million in 2004).

In April 2001, we entered into a service agreement for the provision of administrative, accounting and other services with Telefônica Gestão de Serviços Compartilhados do Brasil Ltda., or T-Gestiona, an indirect wholly owned subsidiary of Telefónica. Transactions with T-Gestiona under this service agreement involved approximately R$67 million in 2005 (R$79 million in 2004).

We also entered into certain agreements for the provision of telecommunications services to several of our affiliates, each under the indirect control of Telefónica, including T-Empresas, Terra Networks Brasil S.A., Telefónica Publicidade e Informação Ltda., Emergia Brasil Ltda. and Grupo Brasilcel (Vivo) and others listed in Note 28 to our consolidated financial statements. Transactions pursuant to these various service agreements, in the aggregate, involved approximately R$2.1 billion in 2005 (R$2.2 billion in 2004).

CVM Administrative Proceeding Relating to Agreement with Atento

There is a CVM administrative proceeding arising out of a certain service agreement with an affiliate of Telefónica Group, Atento Brasil S/A (“Atento”). The CVM initiated an administrative proceeding with respect to the execution of the service contract between Telesp and Atento (the “Atento Agreement”). On October 2, 2003, the CVM held that although the terms and conditions of the Atento Agreement were equivalent to those normally applied in agreements of the same nature and that are considered arms-length conditions, the Atento Agreement had not obtained the required approvals. The CVM, therefore, fined one of our current officers and three of our former officers each in the amount of R$75,000.00. The company disagreed with the CVM’s administrative resolution and filed an appeal to the Treasury Department’s Appeals Council for the National Finance System (Conselho de Recursos do Sistema Financeiro Nacional), which currently remains pending.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See Note 18 of our consolidated financial statements.

Legal Proceedings

We are party to legal proceedings incidental to the normal course of our business. The main categories of such proceedings include:

•	administrative and judicial litigation with Instituto Nacional da Seguridade Social, the National Institute of Social Security or INSS;

•	administrative and judicial proceedings relating to tax payments;

•	lawsuits brought by employees, former employees and trade unions relating to alleged infringements of labor rights; and

•	other civil suits, including litigation arising out of the breakup of Telebrás and events preceding the breakup.

Our policy with respect to provisioning for contingencies classifies the various legal proceedings to which we are party as “probable,” “possible” and “remote.” In general, 100% of the total claim value for legal proceedings classified as “probable” are provisioned. Senior management classifies each legal proceeding into one of these three categories (probable, possible and remote) based upon the advice of internal and external counsel and specialized technical advisors in charge of each matter. Due to the level of provisioning and based on its analysis of the individual cases, our management believes that no liabilities related to any legal proceedings will have a material effect on our financial condition or results of operations.

Litigation with INSS

We are defendants in several lawsuits filed by the INSS, in the federal courts of São Paulo, including:

•

Several legal proceedings for the collection of Seguro de Acidente de Trabalho (Workers Accident Insurance Compensation, or SAT) from January 1986 to June 1997 and charges of sole responsibility regarding the alleged failure to collect contributions which were not performed by certain contracted parties in the approximate amount of R$274.4 million. Based on a partially unfavorable court decision, our senior management decided to provision R$99.8 million relating to the portion of the total amount for which the likelihood of loss is considered probable.

•	Legal proceedings filed by third parties’ employees alleging joint and several liability; these employees claim welfare contributions in the approximate amount of R$98.0 million. No provision was made for this amount for which the likelihood of loss is considered possible.

•	Negotiations relating to certain amounts paid under our collective labor agreements, as a result of inflationary adjustments arising out of Planos Bresser and Verão, in the aggregate amount of R$131.6 million for which the likelihood of loss is considered possible. Based on jurisprudence and a court decision for a similar proceeding involving one of our affiliates, our senior management decided to provision R$92.0 million relating to the portion of the total amount for which the likelihood of loss is considered probable.

•	Notices relating to social security contributions and amounts due to third parties (under INCRA and SEBRAE) over wages paid during the period between January 1999 and December 2000, in the approximate amount of R$54.7 million. The likelihood of loss is possible but not probable and so no provision has been made.

•	Administrative proceeding relating to joint and several liabilities for payment of 1993 welfare contributions. The amount at issue is approximately R$179.3 million. This proceeding is currently at the appellate court level. The likelihood of loss is possible but not probable and so no provision has been made.

•	Administrative proceedings with respect to fines of approximately R$162.0 million for the alleged improper distribution of dividends while the company supposedly was indebted to the INSS. The likelihood of loss is possible but not probable and so no provision has been made.

•	Several tax deficiency assessments were issued to us, dated as of December 12, 2005 and relating to the period between May 1995 and December 1998, that demanded payment of social security contribution amounts. The amounts were demanded in connection with our alleged outsourcing of services, which would under the INSS require an additional tax payment by the third party (and joint liability for us). The activities in question relate to a combination of equipment purchases and related construction by general service providers and civil construction companies, only the latter of which is subject to the INSS. Our counsel has deemed R$224.8 million, which is based on the tax authority’s use of incorrect criteria for determining the amount of the tax, to be remotely a risk. Likewise, our counsel has deemed R$169.6 million to also be at remote risk, pending the tax authority’s assessment of technical reports from engineering institutes on the proper items that should make up the tax base. Our tax advisors have opined that the amount of R$750.7 million is considered a possible risk, given jurisprudence in favor of maintaining this action solely against us instead of against us as jointly liable. This proceeding is currently at the 1st administrative level.

While we await the outcome of the foregoing lawsuits, depending on the case and respective procedural situation we have pledged, for judicial attachment purposes, real property owned by us, and offered bank guarantees and cash deposits, in accordance with Brazilian legal procedures. If we prevail in the foregoing lawsuits, such attachments will be cancelled, guarantees released and deposits returned.

Litigation Relating to FINSOCIAL, COFINS, PASEP and PIS

•

Under a provision of Law 9,718/98, contributions to COFINS, PIS and Programa de Formação do Patrimônio do Servidor Público, or PASEP, must be calculated on the basis of all revenues earned by a company (including revenues from investments, securitizations and monetary and exchange rate variations). This increased the revenue basis for calculating social contributions. However, based on the Brazilian federal constitution, we filed an action claiming that the provision under Law No. 9,718/98 was unconstitutional with respect to our PIS contributions through November 2002 and the same through February 2004 for COFINS. We obtained an injunction, whereby we are authorized not to pay the contributions in question based on any revenues other than those deriving from the sales of goods and services. Although there could be jurisprudence from the Supreme Court suggesting a decision in our favor, as of December 31, 2005 we have maintained provisions totaling approximately R$260.5 million, until a final decision in our case.

•	Ceterp, which was merged into us on November 30, 2000, is contesting the applicability of certain taxes on telecommunications services based on constitutional grounds whereby no other tax (except for the ICMS and import and export taxes) can be applied to telecommunications services, including the IRPJ (Imposto de Renda da Pessoa Juídica, or the corporate income tax), the CSL, the PASEP and COFINS. The amounts that were charged but not paid by Ceterp were provisioned in the amount of approximately R$70.9 million. The outcome of this litigation is deemed probable.

•	Inclusion of PIS and COFINS in Service Rates. The federal district attorney’s office believes that the amounts collected by us as COFINS and PIS are being improperly included in the fixed telecommunications service rates, and therefore filed a public civil action in order to exclude those amounts from those charged to our customers and to demand that the amounts improperly charged be returned in double. There are other public civil actions based on the same claim, which when added to the one described above and other collective and individual lawsuits, amount to seven lawsuits. We have not taken any provisions for these lawsuits as our risk of loss is deemed remote.

Litigation Relating to ICMS

We are a named defendant in several ICMS proceedings pertaining to

•	Cellular Activation Fees. On June 19, 1998, the treasury secretaries of each Brazilian state approved an agreement to interpret Brazilian tax law to expand the application of the ICMS to cover not only telecommunications services, but also other services, including cellular handset activation, which had not been previously subject to this tax. Pursuant to this new interpretation, the ICMS might be applied retroactively with respect to cellular activation fees charged during the five years preceding the tax assessment by the appropriate authority. On February 29, 2000, the treasury secretary of the State of São Paulo issued a tax assessment against us based on our alleged failure to pay the ICMS due in connection with cellular activation fees charged over the preceding five years. The state treasury considers us responsible for this payment based on certain Brazilian tax provisions and because we operated wireless telecommunications services through Telesp Celular until January 1998.

Based on the Brazilian federal constitution, we are of the opinion that (i) the treasury secretaries acted beyond the scope of their authority; (ii) their interpretation would subject certain services to taxation, which are not considered telecommunications services; and (iii) new taxes may not be applied retroactively.

There can be no assurance that we will prevail in our claim that the treasury secretary’s new interpretation of the ICMS tax is unconstitutional. The retroactive application of the ICMS tax to activation fees would give rise to a maximum liability estimated to be R$278.9 million. However, since our management and consultants have estimated that the probability of loss in connection with this case is remote, we have made no provision for these taxes.

•	International Long-Distance Services. The São Paulo state treasury secretary filed three administrative violation suits in order to collect amounts allegedly due as ICMS tax in connection with international long-distance services. The aggregate amount of the lawsuits is R$342.7 million. In connection with two of these suits, where we appear as main taxpayers and Embratel appears as a jointly and severally liable co-payer, our risk of loss is deemed possible. In connection with the other suit, where Embratel appears as the main taxpayer and we appear as a jointly and severally liable co-payer, our risk of loss is deemed remote. No amounts were provisioned with respect to any of these lawsuits.

•	ICMS Tax Credits. Two notices of tax assessments were filed by the tax agency of the State of São Paulo related to ICMS tax credits related to the periods from January 1999 to June 2000 and from July 2000 to December 2003 and a wrongful entry of ICMS tax during March 1999. The assessments relate to the reversal of tax credits in respect of taxable equipment purchases for exempted operations and the creation of criteria for determining tax liability in such a situation. The total amount involved is R$102.3 million. Our legal advisors believe that the likelihood of loss is possible but not probable and so no provision has been made. These proceedings are currently in first and second administrative courts, respectively.

Litigation Relating to Fust

•	FUST Calculation Basis. On December 15, 2005, ANATEL issued a new ruling which stated its understanding that interconnection expenses should not be excluded from the FUST calculation basis, which ruling constituted a change in ANATEL’s previous policy that had provided for such an exclusion. This new ruling has retroactive application to January 2001. Therefore, on January 9, 2006, we, through the Brazilian Association of Fixed Telecommunication Companies (ABRAFIX), entered a petition of writ of mandamus so as to assure the possibility of exclusion of the interconnection expenses from the FUST calculation basis. The total amount involved is R$88.1 million. Our legal advisors believe that the likelihood of loss is possible but not probable and so no provision was made. This proceeding is currently in first judicial court.

Labor Litigation

We are also a defendant in several legal proceedings filed by former employees and third parties’ employees (the latter alleging joint and several liability), who claim, among other things, deficient overtime payment, unequal compensation, retirement wage supplements, and health and security hazard compensation.

The following lawsuits are pending:

•	A claim by a labor union representing 9,000 of our employees (SINTETEL) relating to an obligation under a collective labor agreement between us and SINTETEL providing for the delivery of certain studies on the productivity of Telebrás. Despite the fact that this was an “obligation to perform” (as opposed to an “obligation to deliver”), SINTETEL demanded the payment of unpaid salary balances in the amount of 4%, since January 1995, which was allegedly due as productivity compensation. The lawsuit was declared groundless at the first two judicial levels, and an interim appeal filed by SINTETEL is pending judgment. We made no provisions for this lawsuit as an unfavorable outcome is considered remote. We are unable to estimate the amount involved at this point.

•	A claim by a labor union representing the employees of CTBC (SINTETEL) relating to an obligation under a collective labor agreement between CTBC (which was merged into our company in November 1999) and SINTETEL providing for the delivery of certain studies on the productivity of Telebrás. Despite the fact that this was an “obligation to perform” (as opposed to an “obligation to deliver”), SINTETEL demanded the payment of unpaid salary balances in the amount of 4%, since January 1995, which was allegedly due as productivity compensation. The lawsuit was declared groundless at the first judicial level; however, the higher regional labor court reversed the decision. We have filed an appeal to the superior labor court. The amount in controversy is approximately R$87.7 million. We have made no provisions for this lawsuit because an unfavorable outcome is considered possible.

As of December 31, 2005, the total costs of the labor lawsuits filed against us amounted to R$2.4 billion, of which we provisioned R$320.9 million, corresponding to the aggregate amount of liability for which an unfavorable outcome has been deemed probable.

Civil Claims

We have several civil contingencies in the total amount of R$1.8 billion, for which R$56.5 million has been deemed probable and provisioned, including:

•	Telecommunications Community Plan Claims. There are four public civil actions filed by Associação de Defesa do Consumidor do Grande ABC, the Greater ABC Consumer Defense Association or PROTECON, and one public civil action filed by the Associação de Telefonia de Mogi das Cruzes, or the Telecommunications Association of Mogi das Cruzes, in connection with lawsuits filed in order to demand indemnification as a result of our failure to deliver shares as compensation for financial contributions made by subscribers under the “telecommunications community plan,” in the amount of approximately R$460 million. Prior to the Telebrás breakup, telecommunications network expansions were financed with contributions made by telephone subscribers under such plans, which also entitled them to receive a number of shares of each respective operating company, based on the amount of their contributions. Because the underlying probability of loss is classified as possible, no amounts have been provisioned in connection with these actions. Until now we have not received any unfavorable decisions in such public civil actions claims but, to the contrary, have received any decisions stating that our positions were right and releasing us from any liability.

•	Monthly Subscription Payment. We are party to numerous individual and collective judicial proceedings instituted at various levels and areas of the judiciary challenging our monthly subscription fees. Most of these proceedings have ended favorably for us but we continue to follow these consumer claims closely, as the results may provide useful guidance for the businesses of all Brazilian telecommunications providers. Because the underlying probability of loss is classified as remote, no amounts have been provisioned in connection with these actions.

Regulatory and Antitrust Litigation

We are a defendant in each of the following administrative proceedings, which have been filed by long-distance service providers alleging anticompetitive practices:

•	TU-RL Case. We were accused of acting against competition though a “squeeze” in interconnection prices which result in an increase in the costs to our competitors. The claimants accused us of charging our competitors higher long-distance interconnection fees than the interconnection fees we charge our own long distance division thus subsidizing the fees we charge for our local services. ANATEL rendered a final decision in 2003 recommending to CADE, the Brazilian antitrust authority, that the case be closed based on a lack of evidence of price squeezing tactics. In September 2005, CADE followed ANATEL’s recommendation and concluded that there was no evidence of price squeezing. Our competitors did not appeal and so the matter is closed.

•	EILD Cases. We have been accused in two different proceedings of anticompetitive conduct through price discrimination based on claims that we charge our competitors higher fees for dedicated lines (“EILD”) than the fees we charge one of the companies within the Telefónica Group. Both ANATEL and CADE analyzed the allegations in these cases. We have signed two consent decrees (Termos de Cessação de Conduta) with ANATEL pursuant to which we must refrain from practicing the actions challenged in the proceedings. The consent decree in the first proceeding has been approved by CADE, as required by law. The second proceeding has been remitted by ANATEL for CADE’s approval. We made no provisions for this claim because we believe that the agreements will also be fully confirmed by CADE.

In addition to the two antitrust-related claims mentioned above, we are a defendant in the following proceedings:

•	Civil action filed by the federal district attorney’s office of the city of Marília, State of São Paulo, against ANATEL and us questioning the validity of certain clauses of our concession agreement relating to the fee adjustment mechanism, and requesting reimbursement of the balance between the amounts charged by us in 2001 and the amounts we would have charged if we had used the variation of a different price index in the adjustment of our fees. The lower court ruled in favor of the plaintiffs and determined that our fees be adjusted based on variations of the General Price Index (IGP-DI measured by Fundação Getúlio Vargas). We are appealing the lower court decision. We are unable to estimate how long the appeals process will take or our prospects for success. We have made no provisions for this claim because plaintiffs have not specified a sum certain for damages and the nature of the penalty that would be imposed similarly remains undetermined.

•	Civil action filed by the federal district attorney’s office of the city of Brasília, Federal District, against us and other STFC service providers seeking to replace the measure for variation of our fees. Specifically, the district attorney seeks to substitute the variation of the Consumer Price Index (IPCA, published by the Instituto Brasileiro de Geografia e Estatística) for variation of the General Price Index (IGP-DI published by Fundação Getúlio Vargas). A lower federal court issued an injunction mandating that we use the variation of the IPCA for the increase in our fees from 2003 until a final decision is taken by a higher court. We are appealing the lower court decision. We are unable to estimate how long the appeals process will take or our prospects for success. We have made no provisions for this claim because the lower court has not ruled on the merits of the claim.

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

Other Proceedings

See “Item 7.B—Major Shareholders and Related Party Transactions—CVM Administrative Proceeding Relating to Agreement with Atento.”

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

Under Brazilian Corporate Law, and in accordance with our bylaws, adjusted net income is an amount equal to our net income adjusted to reflect allocations to or from (i) legal reserves, (ii) statutory reserves, and (iii) contingency reserves for anticipated losses, if any.

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

If the minimum dividend to be paid to the holders of preferred shares is not paid for the period set forth in our bylaws, which in no event shall be longer than three years, the holders of preferred shares will be entitled to full voting rights until such dividend is paid in full.

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

The following table sets forth the dividends or interest on shareholders’ equity paid to holders of our common and preferred shares since 2003 in reais.

Year	Description (Dividends or Interest on Shareholders’ Equity)(1)	Common Shares	Preferred Shares
		(per share/in R$)
2005	Div/Int	6.892824	7.582106
2004	Div/Int	5.632389	6.195627
2003	Div/Int	6.905139	7.595652

(1)	Interest on shareholders’ equity is net of withholding taxes.

Interim Dividends and Interest on Shareholders’ Equity

At the Board meetings held on April 1, 2005 and September 19, 2005, distributions of intermediary dividends for our common and preferred shareholders was approved in the amount of R$1.5 billion from accumulated earnings as of December 31, 2004 and R$1.29 billion from June 20, 2005. The dividends were paid on April 20, 2005 and October 24, 2005, respectively.

At the Board meetings held on April 1, 2005 and September 19, 2005, payments of interest on own shareholder’s equity for our common and preferred shareholders was approved in the amount of R$305.2 million and R$204.9 million from retained earnings from 2005. These payments were paid from October 24, 2005.

On December 12, 2005, the board approved, subject to the approval of the shareholders, a credit of interest paid on own shareholder’s equity, regarding 2005 operations, in the amount of R$323 million to be paid from retained earnings. Payment will be made until December 30, 2006.

According to the sole paragraph of Article 28 of our bylaws, the interim dividends mentioned above will be charged to the mandatory minimum dividend for the year 2005.

According to Article 29 of our bylaws, the interest on shareholders’ equity mentioned above may be charged to the mandatory minimum dividends for 2005.

Reverse Stock Split

In a special shareholders’ general meeting held on May 11, 2005, our shareholders approved the reverse stock split of all of our shares, under the terms of Article 12 of the Brazilian Corporate Law, at the ratio of 1,000 existing shares per one share of the same type and class. As the result of the reverse stock split, our capital stock was represented by 493,592,278 total shares without par value, of which 165,320,206 were common shares and 328,272,072 were preferred shares. The main objectives of the reverse stock split were (i) to reduce the administrative and operating costs of our shareholder structure, (ii) to confer greater visibility on the quotation price of our shares as they started to be negotiated in unitary form and (iii) to meet the requirements of BOVESPA. The fractional shares resulting from the reverse share split were sold to the public on BOVESPA on July 15, 2005. Upon settlement of the public bid, the net proceeds from the sale of fractional shares was credited to individual selling shareholders, as stated in the notice to shareholders published on July 21, 2005. When the shares started to be traded on BOVESPA in unitary form on June 27, 2005, each of our ADRs, which previously represented 1,000 preferred shares, became one preferred share.

Cancellation of Treasury Stock

On March 9, 2006, a special meeting of the shareholders approved the cancelation of 1,562,387 shares of treasury stock, being 1,258,508 common shares and 303,879 preferred shares. These treasury shares had been acquired through an action at the São Paulo Stock Exchange – BOVESPA on July, 2005, as a result of a reverse stock split.

B. Significant Changes

None.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

The trading market for our common and preferred shares is BOVESPA.

Our preferred shares began trading on BOVESPA, on September 21, 1998. Our preferred shares trade on BOVESPA under the symbol “TLPP4” and our common shares trade under the symbol “TLPP3.” At December 31, 2005, we had approximately 493.6 million common and preferred shares held by approximately 2.0 million common and preferred shareholders. The following table sets forth the reported high and low closing sale prices for the preferred shares on BOVESPA, for the periods indicated.

	Prices per 1,000 preferred shares of the company
	High	Low
	(in nominal reais)
January 1, 2000 through March 31, 2000	64.49	37.28
April 1, 2000 through June 30, 2000	51.25	33.50
July 1, 2000 through September 30, 2000	34.45	27.15
October 1, 2000 through December 31, 2000	31.15	24.05
December 1, 2000 through December 31, 2000	28.89	24.60
January 1, 2001 through March 31, 2001	32.14	26.00
April 1, 2001 through June 30, 2001	31.50	25.85
July 1, 2001 through September 30, 2001	26.40	19.30
October 1, 2001 through December 31, 2001	32.80	21.51
January 1, 2002 through March 31, 2002	36.49	28.40
April 1, 2002 through June 30, 2002	35.69	31.49
July 1, 2002 through September 30, 2002	34.57	30.20
October 1, 2002 through December 31, 2002	38.01	30.10
January 1, 2003 through March 31, 2003	35.50	29.51
April 1, 2003 through June 30, 2003	34.97	30.50
July 1, 2003 through September 30, 2003	39.80	28.80
October 1, 2003 through December 31, 2003	47.00	36.35
January 1, 2004 through March 31, 2004	55.00	46.00
April 1, 2004 through June 30, 2004	49.25	38.50
July 1, 2004 through September 30, 2004	55.00	46.00
October 1, 2004 through December 31, 2004	51.20	44.89
January 1, 2005 through March 31, 2005	58.38	43.51
April 1, 2005 through June 30, 2005	52.99	45.00
July 1, 2005 through September 30, 2005 (1)	49.00	41.55
October 1, 2005 through October 31, 2005 (1)	44.80	41.15
November 1, 2005 through November 30, 2005 (1)	48.00	44.00
December 1, 2005 through December 31, 2005 (1)	47.95	45.94
January 1, 2006 through January 31, 2006 (1)	52.50	46.16
February 1, 2006 through February 28, 2006 (1)	53.65	49.00
March 1, 2006 through March 31, 2006 (1)	53.99	49.70

(1)	Before June 27, our shares were traded in the proportion of 1000 per 1. Since that date, prior shares have been traded in the proportion of one to one.

In the United States, the preferred shares trade in the form of ADSs, each representing 1,000 preferred shares, issued by The Bank of New York, as depositary, pursuant to a Deposit Agreement, among us, the depositary and the registered holders and beneficial owners from time to time of ADSs. The ADSs commenced trading on the NYSE on November 16, 1998 under the symbol

“TDSP.” At December 31, 2005, there were approximately 203 institutional owners of ADSs (registered holders). The following table sets forth the reported high and low closing sales prices for ADSs on the NYSE for the periods indicated.

	U.S. dollars per ADS
	High	Low
January 1, 2000 through March 31, 2000	37.13	20.00
April 1, 2000 through June 30, 2000	30.00	18.50
July 1, 2000 through September 30, 2000	18.88	15.31
October 1, 2000 through December 31, 2000	16.94	12.06
December 1, 2000 through December 31, 2000	14.11	11.96
January 1, 2001 through March 31, 2001	16.25	12.41
April 1, 2001 through June 30, 2001	14.01	10.09
July 1, 2001 through September 30, 2001	11.26	7.58
October 1, 2001 through December 31, 2001	13.70	7.76
January 1, 2002 through March 31, 2002	15.30	11.50
April 1, 2002 through June 30, 2002	15.20	10.74
July 1, 2002 through September 30, 2002	11.80	7.80
October 1, 2002 through December 31, 2002	10.82	7.65
January 1, 2003 through March 31, 2003	10.49	8.16
April 1, 2003 through June 30, 2003	11.94	9.55
July 1, 2003 through September 30, 2003	13.68	9.35
October 1, 2003 through December 31, 2003	16.47	12.65
January 1, 2004 through March 31, 2004	19.25	15.75
April 1, 2004 through June 30, 2004	17.18	12.45
July 1, 2004 through September 30, 2004	18.78	15.20
October 1, 2004 through December 31, 2004	19.43	15.60
January 1, 2005 through March 31, 2005	21.97	16.16
April 1, 2005 through June 30, 2005	20.43	18.38
July 1, 2005 through September 30, 2005 (2)	20.80	17.54
October 1, 2005 through October 31, 2005 (2)	19.68	18.34
November 1, 2005 through November 30, 2005 (2)	21.74	19.63
December 1, 2005 through December 31, 2005 (2)	21.26	19.86
January 1, 2006 through January 31, 2006 (2)	23.73	20.58
February 1, 2006 through February 28, 2006 (2)	25.50	22.80
March 1, 2006 through March 31, 2006 (2)	24.98	23.00

(2)	Before June 27, our shares were traded in the proportion of 1000 per 1. Since that date, prior shares have been traded in the proportion of one-to-one.

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

At December 31, 2005, the aggregate market capitalization of the 343 companies listed on BOVESPA was approximately US$482.1 billion. Although all the outstanding shares of an exchange-listed company may trade on a Brazilian stock exchange, in most cases, less than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling entities or persons that rarely trade their shares. For this reason, data showing the total market capitalization of Brazilian stock exchanges tend to overstate the liquidity of the Brazilian equity securities market.

The Brazilian equity securities market is relatively small and illiquid compared to major world markets. In 2005, the combined monthly trading volumes on BOVESPA averaged approximately US$13.8 billion. In 2005, the ten most actively traded issues represented approximately 51.3% of the total trading in the cash market on BOVESPA. Trading on Brazilian stock exchanges by nonresidents of Brazil is subject to certain limitations under Brazilian foreign investment legislation.

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

The Brazilian securities law; the Brazilian Corporate Law and the regulations issued by the CVM; the CMN and the Central Bank provide, among other things, disclosure requirements and restrictions on insider trading, price manipulation and protection of minority shareholders.

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

With the approval of our Board of Directors, we concluded the implementation along the last years of several measures designed to improve our transparency and disclosure practices. We believe these measures will benefit our shareholders, current and future investors as well as the marketplace in general. Among the measures we have implemented, we have:

•	developed a disclosure policy for material facts and corporate actions;

•	developed a policy for internal controls related to financial information;

•	created a Service Quality and Marketing committee;

•	created a Control and Audit committee;

•	created a Nominations, Compensation and Corporate Governance committee;

•	developed and published a company Corporate Governance Report (Informe de Governança Corporativa) with information regarding the corporate governance principles we follow, our shareholder structure and characteristics, the composition and competence of administrative entities, the obligations and responsibilities of administrators and equity interests held by corporate officers and administrators;

•	developed a policy to denounce frauds within the Company (Canal de Denúncias);

•	developed a policy to previous approval for contracting audit services;

•	developed an internal rule of conduct relating to the securities market;

•	developed an Ethics Code in respect of handling financial information; and

•	developed a policy regarding communication of information to the securities market.

As determined by the Brazilian Corporate Law, the aggregate annual compensation of senior management is approved by our shareholders at an annual shareholders meeting. The Nominations, Compensation and Corporate Governance Committee provides information and recommendations to the Board of Directors regarding the criteria for compensation.

Our internal rules relating to insider trading are determined in our internal rules and the corporate laws. Senior management and members of our Board of Directors and any other employee exposed to sensitive information are subject to the restrictions imposed by such charter. In addition to the prohibition on trading of our shares by such individuals when in possession of insider information, the charter establishes blackout trading periods for those periods when insider information is available. As an example, the month before the formulation and approval of our annual income statements by our Board of Directors is considered a blackout period under the charter. In addition, the charter sets forth instructions for dealing with conflicts of interest and mandates disclosure of any such situation.

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

The significant differences between our corporate governance practices and the NYSE corporate governance standards are as follows:

Independence of Directors and Independence Tests

The Brazilian Corporate Law and our bylaws require that our directors be elected by our shareholders at a general shareholders’ meeting. Fourteen of our directors were appointed by our common shareholders, and one director is appointed by representatives of our minority preferred shareholders. Six of our directors are independent in accordance with rules generally accepted in Brazil.

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

Executive Sessions

According to the Brazilian Corporate Law, up to one-third of the members of the Board of Directors can be elected to executive positions. The remaining non-management directors are not expressly empowered to serve as a check on management, and there is no requirement that those directors meet regularly without management. Notwithstanding, our Board of Directors consists of fourteen non-management directors, six of which are independent directors in accordance with rules generally accepted in Brazil, and as such we believe we are in compliance with this standard.

Control and Audit Committee/Additional Requirements

Brazilian Corporate Law and our bylaws each require that we have a statutory Fiscal Board (Conselho Fiscal). See “Item 6.C—Directors, Senior Management and Employees—Board Practices—Fiscal Board.” Our statutory Fiscal Board meets the requirements of the general exemption from the listing standards for audit committees set forth in Exchange Act Rule 10A-3(c)(3). See “Item 16D.—Exemptions from the Listing Standards for Audit Committees.” Our statutory Fiscal Board is primarily charged with certain advisory, oversight and review functions with respect to the company’s financial statements. However, the statutory Fiscal Board, as required by Brazilian Corporate Law, has only an advisory role and does not participate in the management of the company. Indeed, decisions of the statutory Fiscal Board are not binding on the company under Brazilian Corporate Law. See “Item 6.C—Directors, Senior Management and Employees—Board Practices—Fiscal Board.”

In addition to our statutory Fiscal Board, we have established a Control and Audit committee as a best corporate governance practice in order to comply with the requirements of the Sarbanes-Oxley Act as described in Item 6C. We anticipate that there will be some similar functions between the Control and Audit Committee and our statutory Fiscal Board.

Code of Business Conduct and Ethics

Although adoption of a code of ethics is not required by Brazilian Corporate Law, we implemented a code of ethics regulating the conduct of our managers in connection with the registration and control of financial and accounting information and their access to privileged and non-public information and data in order to comply with the requirements of the Sarbanes-Oxley Act and NYSE rules. See “Item 16B.—Code of Ethics.”

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

Brazilian Corporate Law forbids a director to interfere in any business of the company when there is any conflicting interest between him and the Company.

Brazilian Corporate Law requires ownership of shares in order for a person to qualify as a member of the Board of Directors (conselho de administração) of a corporation (sociedade por ações).

Issuance of commercial paper and incurrence of certain debt shall be preceded by approval from our Board of Directors, according to the provisions set forth in section 17 of our bylaws.

Our capital stock is comprised of preferred shares and common shares, all without par value. At December 31, 2005, there were 327,968,193 outstanding preferred shares and 164,061,698 outstanding common shares. Our share capital may be increased by resolution of the Board of Directors, up to the limit authorized by our bylaws. Any increase above the authorized capital must be approved by a general shareholders’ meeting.

The preferred shares are non-voting, except under limited circumstances. They are given priority in the reimbursement of capital, without premium, and are entitled to receive a dividend 10% higher than that attributable to common shares.

Pursuant to Law 10,303/01, the following changes were introduced to the Brazilian Corporate Law:

•	preferred shares representing 10% of our total number of outstanding shares would be entitled to appoint a representative to our Board of Directors;

•	disputes among our shareholders would be subject to arbitration, if provided for in our by-laws;

•	a tender offer at a purchase price equal to fair value for all outstanding shares would be required upon a delisting or a substantial reduction in liquidity of our shares as a result of purchases by the controlling shareholders;

•	any sale of control would require the shareholders to tender for the minority shareholders’ common shares and, if provided for in our charter, for the minority shareholders’ preferred shares, at a purchase price at least equal to 80% of the price per share with voting rights paid to the controlling shareholder;

•	shareholders would be entitled to withdraw from us upon a spin-off only if it entailed a change in the corporate purpose, a reduction in mandatory dividends or the participation in a centralized group of companies;

•	the controlling shareholders, the shareholders that elect members to our Board of Directors and Fiscal Board, the members of our Board of Directors and Fiscal Board and our Executive Officers would be required to disclose any purchase or sale of our shares to the CVM and BOVESPA; and

•	we would be permitted to satisfy our information disclosure requirements through the Internet.

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

The appointment of one member of our statutory Fiscal Board, including the alternate member, takes place at the annual ordinary general shareholders’ meeting, upon separate vote of the holders of preferred shares, for the position available at the Fiscal Board. The election of a member of the Board of Directors by preferred shareholders also occurs on a separate vote, with no participation of the controlling shareholder.

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

Preferred shares are entitled to full voting rights with respect to

•	the election of one member to the Board of Directors and Fiscal Board in a straight vote;

•	bylaw modifications that seek to limit preferred shareholders’ voting rights in respect of selecting new Board members in a straight vote;

•	any agreements for the rendering of management services (including technical assistance services) between us and any foreign affiliate of our controlling shareholder;

•	resolutions amending certain provisions of our bylaws; and

•	any resolution submitted to the general shareholders’ meeting during our liquidation process.

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

C. Material Contracts

We have six material contracts related to the concession of public telecommunications service granted by ANATEL (each filed as an Exhibit to this Annual Report). These contract were renewed on December 22, 2005 and expire on December 31, 2025. Three of the contracts relate to local telephone services (Sectors 31, 32 and 34) and the others are relate to long distance services (Sectors 31, 32 and 34).

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

Pursuant to Resolution 2,689 foreign investors must (i) appoint at least one representative in Brazil with the ability to perform actions regarding the foreign investment; (ii) complete the appropriate foreign investor registration form; (iii) obtain registration as a foreign investor with the CVM; and (iv) register the foreign investment with the Central Bank.

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

Amounts paid as interest on capital (net of applicable withholding tax) may be treated as payments in respect of the dividends we are obligated to distribute to our shareholders in accordance with our bylaws (estatuto social) and Brazilian Corporate Law.

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

Gains realized by a U.S. holder or a non-Brazilian holder on dispositions of preferred shares in Brazil or in transactions with Brazilian residents may be free of Brazilian tax, taxed at a rate of 25% or taxed at a rate of 15%, depending on the circumstances:

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

Resolution 2,689, which as of March 31, 2000 superseded the Annex IV Regulations that previously provided tax benefits to foreign investors, extends favorable tax treatment to a U.S. holder or non-Brazilian holder of preferred shares who has (i) appointed a representative in Brazil with power to take action relating to the investment in preferred shares, (ii) registered as a foreign investor with the CVM and (iii) registered its investment in preferred shares with the Central Bank. Under Resolution 2,689 securities held by foreign investors must be maintained under the custody of, or in deposit accounts with, financial institutions duly authorized by the Central Bank and the CVM. In addition, the trading of securities is restricted under Resolution 2,689 to transactions on Brazilian stock exchanges or qualified over-the-counter markets. The preferential treatment generally afforded under Resolution 2,689 to investors in ADSs is not available to residents of tax havens. All preferred shares underlying ADSs qualify under Resolution 2,689.

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

Beneficiaries Residing or Domiciled in Tax Havens or Low-Tax Jurisdictions

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

U.S. Federal Income Tax Considerations

The following discussion is a summary of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our preferred shares or our ADSs by U.S. Holders, as defined below. This summary is based on the Internal Revenue Code of 1986, as amended (referred to herein as the “Code”), final, temporary and proposed Treasury regulations, administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”) and judicial decisions, all as currently in effect and all of which are subject to change (possibly with retroactive effect), and to different interpretations. It is also based in part on representations by the depositary and assumes that each obligation under the Deposit Agreement and any related agreement will be performed in accordance with its terms. This discussion deals only with preferred shares and ADSs held as capital assets (generally, for investment purposes). It does not discuss all of the tax consequences that may be relevant to a U.S. Holder in light of the U.S. Holder’s particular circumstances or to U.S. Holders subject to special rules, such as financial institutions, insurance companies, tax-exempt entities, dealers in securities or foreign currencies, partnerships and other pass-through entities, investors liable for the alternative minimum tax, persons who hold preferred shares or ADSs as part of an integrated investment (including a hedge, straddle or conversion transaction) comprised of a preferred share or ADS and one or more other positions for tax purposes, persons whose functional currency is not the U.S. dollar, persons who actually or constructively own (directly or indirectly) 10% or more of our voting stock or persons who acquired preferred shares or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation. Holders of preferred shares or ADSs should consult their own tax advisors with regard to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

As used herein, the term “U.S. Holder” means a beneficial owner of preferred shares or ADSs that is, for U.S. federal income tax purposes: (1) a citizen or individual resident of the United States, (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the United States or of any political subdivision thereof or (3) an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source. The U.S. federal income tax treatment of a partner in a partnership that holds our preferred shares or ADSs will depend on the status of the partner and the activities of the partnership. Partners in such partnerships should consult their own tax advisors.

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

General

In general, for U.S. federal income tax purposes, holders of American depositary receipts evidencing ADSs will be treated as the beneficial owners of the preferred shares represented by those ADSs. Accordingly, such holders will not recognize gain or loss upon the exchange of ADSs for the underlying shares represented by those ADSs.

The U.S. Treasury Department has expressed concerns that parties to whom depositary shares such as the ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. Holders of the ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the analysis of the creditability of Brazilian taxes and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below, could be affected by actions taken by parties to whom the ADSs are released.

Taxation of Distributions

Distributions made by us of cash or property (including distributions of interest on capital) generally will constitute a taxable dividend to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. The full amount of any dividend paid in respect of our preferred shares or ADSs (including the amount of Brazilian withholding taxes imposed on such dividend) will be included in the gross income of a U.S. Holder, as ordinary income from sources outside the United States, at the time that the dividend is received by the U.S. Holder, in the case of our preferred shares, or by the depositary, in the case of ADSs. Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, the U.S. dollar amount of dividends received by an individual prior to January 1, 2009 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends represent “qualified dividend income.” Dividends paid on the ADSs will be treated as qualified dividend income if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The ADSs are listed on the New York Stock Exchange and may qualify as readily tradable on an established securities market in the United States for so long as they are so listed. However, no assurances can be given that the ADSs will be or remain readily tradable. U.S. Holders should consult their own tax advisors regarding the implications of this legislation in their particular circumstances.

The amount of any dividend paid in reais will be included in a U.S. Holder’s income in a U.S. dollar amount calculated by reference to the spot rate for converting reais into U.S. dollars in effect on the date that the dividend is received by the U.S. Holder, in the case of our preferred shares, or by the depositary, in the case of ADSs, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if it does not convert the amount of such dividend into U.S. dollars on the date of receipt. U.S. Holders should consult their own tax advisors regarding the calculation and U.S. federal income tax treatment of foreign currency gain or loss. Dividends paid by us will not be eligible for the dividends received deduction allowed to corporations under the Code. The amount of a dividend will include any amounts withheld by us or our paying agent in respect of Brazilian taxes.

Subject to applicable limitations that may vary depending upon a U.S. Holder’s circumstances and subject to the discussion above regarding concerns expressed by the U.S. Treasury, a U.S. Holder will be entitled to a foreign tax credit against its U.S. federal income tax liability for Brazilian income taxes withheld by us. The limitation on foreign taxes eligible for credit is determined separately with respect to specific classes of income. The rules relating to the calculation of foreign tax credits and the applicable limitations are complex. U.S. Holders should consult their own advisors concerning the implications of the foreign tax credit rules in light of their particular circumstances. Instead of claiming a credit, a U.S. Holder may, at its election, deduct such otherwise creditable Brazilian taxes in computing its U.S. federal taxable income, subject to generally applicable limitations under U.S. law.

Sale or Other Disposition of Preferred Shares or ADSs

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

Passive Foreign Investment Company Rules

We believe that we will not be considered a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes in the foreseeable future. However, because PFIC status depends upon the composition of our income and assets (including, among others, less than 25 percent owned equity investments) from time to time, there can be no assurance that the preferred shares or ADSs will not be considered shares of a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which a U.S. Holder held a preferred share or ADS, certain adverse consequences could apply to the U.S. Holder, including the imposition of higher amounts of tax than would otherwise apply to a U.S. Holder and additional tax form filing requirements. U.S. Holders are urged to consult their tax advisors regarding the consequences to them if we were considered to be a PFIC, as well as the availability and advisability of making an election to avoid the adverse United States federal income tax consequences of PFIC status should we be classified as a PFIC for any taxable year. Moreover, as described above, dividends on our ADSs would no longer be “qualified dividend income” subject to preferential rates of U.S. federal income tax if we are a PFIC.

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

We also file financial statements and other periodic reports with the CVM. Copies of our annual report on Form 20-F and documents referred to in this annual report and our bylaws will be available for inspection upon request at our offices at Rua Martiniano de Carvalho, 851 – 21° Andar, 01321-001, São Paulo, SP, Brasil.

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

Book and market values of financial instruments as of December 31 were as follows:

	Consolidated 2005		Consolidated 2004
	Book Value	Market Value	Book Value	Market Value
	(in thousands of reais)
Loans and financing	(2,397,608)	(2,404,200)	(2,756,243)	(2,783,035)
Derivatives	(294,255)	(231,793)	(235,918)	(124,457)
Cash and cash equivalents	463,456	463,456	238,577	238,577
Investment in Portugal Telecom – direct/indirect interest through Aliança Atlântica	129,655	252,356	146,329	351,079

Total	(2,098,752)	(1,920,181)	(2,607,255)	(2,317,836)

We have a direct interest of 0.71% (0.69% as at December 31, 2004) and an indirect interest of 0.24% (0.23% as at December 31, 2004) in Portugal Telecom, carried at cost. The investment, at market value, is based on the last quotation of December 2005 on the Lisbon Stock Exchange for Portugal Telecom, equivalent to 8.55 euros (9.10 euros in December 2004).

	Consolidated 2005		Consolidated 2004
	Book Value	Market Value	Book Value	Market Value
	(in thousands of reais)
Portugal Telecom – direct interest	75,362	189,267	75,362	263,309
Portugal Telecom – indirect interest through Aliança Atlântica	54,293	63,089	70,967	87,770

Total	129,655	252,356	146,329	351,079

The principal market risk factors that affect our business are detailed below:

a) Exchange rate risk

This risk arises from the possibility that we may incur losses due to exchange rate fluctuations, which would increase the balances and expenses related to the liabilities of loans, financing and purchase commitments denominated in foreign currency. In order to reduce this risk, we enter into hedge contracts (swaps) with financial institutions.

Our gross indebtedness and the total amount of liabilities related to loans, financing and purchase commitments denominated in foreign currency are significantly affected by foreign exchange rate risk. As of December 31, 2005, 36.45% (44.60% on December 31, 2004) of our debt was denominated in foreign currency (U.S. dollar and Japanese yen); virtually all of our foreign currency debt was hedged by asset positions in currency transactions (swaps for Certificate for Interbank Deposits—CDI; CDI is an index based upon the average rate per cost of loans negotiated among the banks within Brazil). Gains or losses on these operations for covering financial indebtedness are recorded in income. In 2005, operations with derivates generated a consolidated net loss of R$414,721. We have recorded a liability of R$294,255 as of December 31, 2005 to reflect the unrealized loss on derivatives. Considering that such operations are qualified as secured transactions, part of the consolidated negative net result of R$414,721 with the derivatives is compensated against the revenues derived from the exchange fluctuation of our debts denominated in foreign currency that amounts to R$250,139.

The book value and market value of our net excess (exposure) to the exchange rate risk as of December 31, 2005 and 2004 are as follows:

	Consolidated
	2005		2004
	Book Value	Market Value	Book Value	Market Value
	(in thousands of reais)
Liabilities
Loans and financing	(873,966)	(875,581)	(1,228,566)	(1,237,400)
Purchase commitments	(37,138)	(37,138)	(42,986)	(42,986)
Asset position on swaps	868,450	872,859	1,253,415	1,270,788

Net excess (exposure)	(42,654)	(39,860)	(18,137)	(9,598)

Due to the complexity of the process and of the insignificance of the results, we decided not to renovate the non-financial liabilities hedges denominated in foreign currency. We are, however, still monitoring the results of such non-financial liabilities and we may contract new hedges in the future if such non-financial exposure relevant or if we otherwise decide.

The valuation method used to calculate the market value of loans, financing and hedge instruments (foreign exchange swaps) was the discounted cash flow method, considering settlement or realization expectations of liabilities and assets, at market rates prevailing on the balance sheet date. In addition, in the table above, the value of the loans together with financing from DEG – Deutsche Investitions (DEG, a member of KfW banking group, is a European development finance institution for long-term project and company financing) for our subsidiary Santo Genovese Participações Ltda. (Atrium Telecomunicações Ltda.) reflect such entity’s accounting as of November 2004 as a result of consolidation. As of November 30, 2004, Santo Genovese (Atrium) did not fully hedge exchange rate risk with derivatives transactions. In December 2004, Santo Genovese (Atrium), in accordance with the requirements of Telefónica Group, entered into derivative transactions with respect to 100% of its liabilities denominated in foreign currencies.

Under general accounting practices adopted in Brazil, hedge transactions (swaps) are accounted for by the contracted period.

b) Interest rate risk

This risk arises from the possibility that we may incur losses due to internal and external interest rate fluctuations affecting our results.

As of December 31, 2005, we had R$873,966 (R$1,228,566 as of December 31, 2004) of loans and financing in foreign currency, of which R$478,158 (R$562,980 as of December 31, 2004) was at fixed interest rates and R$395,808 (R$665,586 as of December 31, 2004) was at variable interest rates (LIBOR). In order to hedge against the exchange and foreign interest rate risk on these foreign currency debts, we have hedged transactions in order to peg these debts to local currency, at floating rates indexed to the CDI, in a way that our financial result is affected by the CDI. This CDI exposure is increased by the Debentures in the amount of

R$1,521,744 (R$1,521,959 on December 31, 2004), which is also exposed to local currency, at floating rates indexed to the CDI. On the other hand, we invest our excess cash (temporary cash investments) of R$463,456 (R$238,577 as of December 31, 2004), mainly in short-term instruments, based on the CDI variation, which reduces this risk. The book values of these instruments approximate market values, since they may be redeemed in the short term.

A hypothetical, instantaneous and unfavorable change of 10% in the interest rates applicable to our financial assets and liabilities in 2005 could cause us a potential loss in earnings of approximately R$225.9 million over a year. The above sensitivity analysis is based on the assumption that an unfavorable 10% variation in the interest rate would be applicable to each homogeneous category of financial assets and liabilities and is sustained over a year. A homogenous category is defined according to the currency in which financial assets and liabilities are denominated and assumes the same interest rate variation within each homogeneous category (e.g., reais). As a result, our interest rate risk sensitivity model may overstate the impact of interest rate fluctuation for the relevant financial instruments, since consistently unfavorable variations of all interest rates are an unlikely event.

Another risk to which we are exposed is the mismatch of monetary restatement indices for our debt and for accounts receivable. Telephone fee adjustments do not necessarily follow increases in local interest rates, which affect our indebtedness.

c) Debt acceleration risk

As of December 31, 2005, certain of our loan and financing agreements contain restrictive clauses (covenants), typically included in such agreements, relating to cash generation, debt ratios and other restrictions. We have complied with these restrictive clauses in full, and such covenants do not restrict our ability to conduct our ordinary course of business.

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

As of December 31, 2005, our customer portfolio had no subscribers whose receivables were individually higher than 1% of the total accounts receivable from services.

We are also subject to credit risk related to temporary cash investments and receivables from swap transactions. We reduce this exposure by diversifying it among first-line financial institutions.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

As of December 31, 2005, we were not in default under any of our obligations and there were no dividend arrearages or delinquencies.

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

ITEM 15. CONTROLS AND PROCEDURES

Our Chief Executive Officer, or CEO, and Chief Financial Officer (our Vice-President of Administration and Finance), or CFO, are responsible for establishing and maintaining our disclosure controls and procedures. These controls and procedures were designed to ensure that information relating to us required to be disclosed in the reports that we file under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We evaluated these disclosures controls and procedures under the supervision of our CEO and CFO as of December 31, 2005. Based on this evaluation, our CEO and CFO concluded that our disclosure controls and procedures were adequate and effective and designed to ensure that material information relating to us and our consolidated subsidiaries would be made known to them by others within those entities.

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

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Control and Audit Committee is comprised of a minimum of three and a maximum of five non-executive directors. See “Item 6(C)—Directors, Senior Management and Employees—Board Practices—Committees—Control and Audit Committee.” Our Board of Directors has designated Luis Bastida Ibarguen, an independent member of our Board of Directors under Brazilian rules and a member of our Control and Audit Committee, as the company’s “audit committee financial expert,” as such term is defined by the SEC. We anticipate that there will be some similar functions between the Control and Audit Committee and our statutory Fiscal Board (Conselho Fiscal), the latter of which meets the requirements of the general exemption from the listing standards for audit committees set forth in Exchange Act Rule 10A-3(c)(3). See “Item 16D—Exemptions from the Listing Standards for Audit Committees.”

ITEM 16B. CODE OF ETHICS

Our Control and Audit Committee and our Board of Directors had approved a code of ethics (Normativa de Conduta para Financeiros da Telesp S/A). The code of ethics regulates the conduct of our managers in connection with the registration and control of financial and accounting information and their access to privileged and non-public information and data, in order to comply with the requirements of the Sarbanes-Oxley Act and NYSE rules. Our code of ethics follows the code of our parent company, Telefónica S.A. The code of ethics applies to our Chief Executive Officer, Chief Financial Officer, Chief Operating Officer (which we refer to as our General Executive Officer), our Vice-Presidents and corresponding foregoing positions at our subsidiaries, as well as to our executives in the areas for financial, management and internal controls. The code applies generally to all those with responsibilities similar to those listed above.

Following our ongoing commitment to transparency to markets and to supervisory authorities, as well as the adoption of high ethical standards in business, and based on the guidelines set forth by Telefónica S.A.’s code of ethics, our code of ethics provides for values, such as:

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

Our code of ethics is included in this Annual Report as an exhibit.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte acted as our independent auditor for the fiscal years ended December 31, 2004 and 2003 and E&Y acted as our independent auditor for the fiscal year ended December 31, 2005. The chart below sets forth the total amount billed to us by Deloitte and E&Y for services performed in the years 2005, 2004 and 2003, and breaks down these amounts by category of service:

	Total Fees Paid to Deloitte
	2005(1)	2004	2003
	(in thousands of reais)
Audit Fees	737	1,062	751
Audit-Related Fees	—	—	—
Tax Fees	—	—	—
All Other Services	—	—	—
Total	737	1,062	751

(1)	Deloitte rendered services only until April 2005 and thus fees were paid to them only in respect thereof

Total Fees Paid to E&Y 2005(1)
(in thousands of reais)
Audit Fees	483
Audit-Related Fees	224
Tax Fees	—
All Other Services	—
Total	707

(1)	E&Y rendered services only from May 2005 to December 2005 and thus fees were paid to them only in respect thereof

For the year ended December 31, 2005, we paid our current auditors, E&Y, for auditing services rendered in the total amount of R$706.8 thousand, and paid to its former auditors, Deloitte, for auditing services rendered in the total amount of R$736.8 thousand.

Audit Fees

Audit fees are fees billed for the audit of our annual consolidated financial statements prepared for purposes of fillings with the CVM and the SEC and for the reviews of our quarterly financial statements submitted on Form 6-K.

Audit-Related Fees

Refers to accounting services provided in connection with our achievement of ANATEL’s universal service targets.

Tax Fees

Not applicable

All Other Fees

Not applicable

Pre-Approval Policies and Procedures

Our Control and Audit committee evaluates the results of all audit and audit-related services provided by our auditors. Our Control and Audit committee has the authority to approve services to be provided by our auditors that are not specifically included within the scope of the audit. Our Board of Directors, with advice from the Control and Audit Committee, is responsible for authorizing the audit services provided by Ernst & Young, the present auditor of the Company. Non-audit services are required to be pre-approved by the Control and Audit Committee pursuant to the policy for pre-approval of non-audit services.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Brazilian Corporate Law requires that we have a statutory Fiscal Board (Conselho Fiscal). Our statutory Fiscal Board meets the requirements of the general exemption set forth in Exchange Act Rule 10A-3(c)(3). See “Item 6.C—Directors, Senior Management and Employees—Board Practices—Fiscal Board.” Our statutory Fiscal Board is primarily charged with certain advisory, oversight and review functions with respect to the company’s financial statements, however, the statutory Fiscal Board, as required by Brazilian Corporate Law, has only an advisory role and does not participate in the management of the company. Indeed, decisions of the statutory Fiscal Board are not binding on the company under Brazilian Corporate Law. Our Board of Directors, under Brazilian Corporate Law, is the only entity with the legal capacity to appoint and retain any independent registered public accounting firm, and decide the budget appropriation with respect to such auditors.

Since Brazilian Corporate Law does not specifically grant our statutory Fiscal Board the power to establish receipt, retention and complaint procedures regarding accounting, internal control and audit matters, or create policies for the confidential, anonymous treatment of employee concerns regarding accounting or auditing matters, we have established a Control and Audit Committee as a best corporate governance practice to address these various issues. See “Item 6.C—Directors, Senior Management and Employees—Board Practices—Committees—Control and Audit Committee.”

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

ITEM 18. FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-65.

ITEM 19. EXHIBITS

Exhibit Number	Description
1.1	Bylaws of Telecomunicações de São Paulo S.A.—Telesp, as amended (unofficial English translation)

2(a)	Deposit Agreement dated as of July 27, 1998 among Telesp Participações S.A., The Bank of New York, as Depositary, and Owners and Beneficial Owners of American Depositary Receipts issued thereunder (1)

4(a)	Contract and Justification of the Merger of Telefônica Data Brasil Holding S.A. into Telecomunicações De São Paulo S.A. – Telesp and Partial Spin-Off of Telefônica Empresas S.A. dated March 9, 2006 (2)

4(b)1	Grant Contract for Fixed Commuted Telephone Service in Local Modality (Sector 31) between Agência Nacional De Telecomunicações and Telecomunicações De São Paulo S.A.-Telesp dated December 22, 2005 (unofficial English translation).

4(b)2	Grant Contract for Fixed Commuted Telephone Service in Local Modality (Sector 32) between Agência Nacional De Telecomunicações and Telecomunicações De São Paulo S.A.-Telesp dated December 22, 2005 (unofficial English translation).

4(b)3	Grant Contract for Fixed Commuted Telephone Service in Local Modality (Sector 34) between Agência Nacional De Telecomunicações and Telecomunicações De São Paulo S.A.-Telesp dated December 22, 2005 (unofficial English translation).

4(b)4	Grant Contract for Fixed Commuted Telephone Service in Long-Distance Modality (Sector 31) between Agência Nacional De Telecomunicações and Telecomunicações De São Paulo S.A.-Telesp dated December 22, 2005 (unofficial English translation).

4(b)5	Grant Contract for Fixed Commuted Telephone Service in Long-Distance Modality (Sector 32) between Agência Nacional De Telecomunicações and Telecomunicações De São Paulo S.A.-Telesp dated December 22, 2005 (unofficial English translation).

4(b)6	Grant Contract for Fixed Commuted Telephone Service in Long-Distance Modality (Sector 34) between Agência Nacional De Telecomunicações and Telecomunicações De São Paulo S.A.-Telesp dated December 22, 2005 (unofficial English translation).

8.1	List of Subsidiaries (See “Item 4.C—Organizational Structure”)

11.1	Code of Ethics of Telecomunicações de São Paulo S.A.-Telesp

12.1	Section 302 Certification of the Chief Executive Officer

12.2	Section 302 Certification of the Chief Financial Officer

13.1	Section 906 Certification of the Chief Executive Officer

13.2	Section 906 Certification of the Chief Financial Officer

(1)	Incorporated by reference to our predecessor holding company, Telesp Participações S.A.’s, registration statement on Form F-6 (No. 333-9474) filed with the Commission on September 30, 1998.
(2)	Incorporated by reference our form CB filed with the Commission on March 14, 2006.

GLOSSARY OF TELECOMMUNICATIONS TERMS

The following explanations are not intended as technical definitions, but rather to assist the reader in understanding certain terms as used in this Annual Report.

ADSL: Asymmetric digital subscriber line. ADSL technology allows more data to be sent over existing copper telephone lines.

Analog: A mode of transmission or switching that is not digital, e.g., the representation of voice, video or other modulated electrical audio signals which are not in digital form.

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

Universal service: The obligation to supply basic service to all users throughout a national territory at reasonable prices.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TELECOMUNICAÇÕES DE SÃO PAULO S.A.—TELESP

By:	/s/ Fernando Xavier Ferreira
Name:	Fernando Xavier Ferreira
Title:	Chief Executive Officer

By:	/s/ Pedro Lucas Antón Lázaro
Name:	Pedro Lucas Antón Lázaro
Title:	Chief Financial Officer

Date: April 12, 2006

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2005, 2004 AND 2003

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Telecomunicações de São Paulo S.A. - TELESP

We have audited the accompanying consolidated balance sheet of Telecomunicações de São Paulo S.A.—TELESP and subsidiaries as of December 31, 2005, and the related consolidated statements of income, changes in shareholders’ equity and changes in financial position for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Telecomunicações de São Paulo S.A.—TELESP and subsidiaries as of December 31, 2005, and the consolidated results of their operations and changes in financial position for the year then ended, in conformity with accounting practices generally accepted in Brazil, which differ in certain respects from accounting principles generally accepted in the United States of America (see Note 33 to the consolidated financial statements).

Our audit was conducted for the purposes of forming an opinion on the basic financial statements taken as whole. The consolidated statement of cash flow for the year ended December 31, 2005 is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements prepared in accordance with accounting practices generally accepted in Brazil. Such information has been subject to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as whole.

São Paulo, January 31, 2006

(Except with respect to the Note 35, as to which the date is March 10, 2006)

/s/ ERNST & YOUNG

Auditores Independentes S.S.

CRC-2SP015199/O-6

Luiz Carlos Marques

Partner

Report of Independent Registered Public Accounting Firm

To the Shareholders and Management of

Telecomunicações de São Paulo S.A. - Telesp:

São Paulo - SP

(1) We have audited the accompanying consolidated balance sheet of Telecomunicações de São Paulo S.A.—Telesp (a Brazilian Corporation, formerly Telesp Participações S.A.) and subsidiaries as of December 31, 2004 and the related consolidated statements of income, changes in shareholders’ equity and changes in financial position for each of the years in the two-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

(3) In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Telecomunicações de São Paulo S.A.—Telesp and subsidiaries as of December 31, 2004 and the results of their operations, the changes in their financial position and the changes in shareholders’ equity for each of the years in the two-year period ended December 31, 2004, in conformity with accounting practices adopted in Brazil.

(4) Accounting practices adopted in Brazil vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 33 to the consolidated financial statements.

(5) Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The consolidated statements of cash flow for each of the years in the two-year period ended December 31, 2004 are presented for purposes of additional analysis and are not a required part of the basic consolidated financial statements prepared in accordance with accounting practices adopted in Brazil. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Deloitte Touche Tohmatsu

Auditores Independentes

April 1, 2005

São Paulo, Brazil.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

CONSOLIDATED BALANCE SHEETS AS OF

DECEMBER 31, 2005 AND 2004

(In thousands of Reais)

		December 31,
	Note	2005	2004
Current assets:
Cash and cash equivalents	12	463,456	238,577
Trade accounts receivable, net.	13	2,783,268	2,696,000
Deferred and recoverable taxes	14	1,622,774	907,819
Other current assets	15	243,400	319,469

Total current assets		5,112,898	4,161,865

Noncurrent assets:
Deferred and recoverable taxes	14	458,106	354,382
Other assets	15	587,969	450,737

Total noncurrent assets		1,046,075	805,119

Permanent assets:
Investments	16	253,565	284,574
Property, plant and equipment, net	17	12,358,023	13,369,391
Deferred charges	18	78,581	130,818

Total permanent assets		12,690,169	13,784,783

Total assets		18,849,142	18,751,767

Current liabilities:
Payroll and related accruals	19	110,871	92,665
Accounts payable and accrued expenses	20	1,677,641	1,354,471
Taxes other than income taxes	21	761,970	711,729
Dividends and interest on capital payable	22	903,356	506,116
Income tax and social contribution	10	1,032,168	454,005
Loans and financing	23	246,755	529,930
Reserve for contingencies	25	67,791	52,847
Other current liabilities	24	630,849	462,043

Total current liabilities		5,431,401	4,163,806

Long-term liabilities:
Income tax and social contribution	10	22,709	26,007
Loans and financing	23	2,150,853	2,226,313
Pension and other post-retirement benefits	26	44,963	44,738
Reserve for contingencies	25	932,078	800,382
Other liabilities	24	43,847	72,805

Total noncurrent liabilities		3,194,450	3,170,245

Deferred income	16	17,470	17,470

Shareholders’ equity:
Share capital	27a	5,978,074	5,978,074
Capital reserves	27b	2,686,973	2,745,272
Legal reserve	27c	659,556	659,556
Retained earnings	27d	879,604	2,015,730

Total shareholders’ equity		10,204,207	11,398,632

Funds for capitalization:
Expansion plan contributions		215	215
Other funds		1,399	1,399

Total funds for capitalization		1,614	1,614

Total liabilities and shareholders’ equity		18,849,142	18,751,767

The accompanying notes are an integral part of these consolidated financial statements.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(In thousands of Reais—except earnings per share data)

		Years ended December 31,
	Note	2005	2004	2003
Net operating revenue	4	14,395,101	13,308,630	11,804,759
Cost of goods and services	5	(7,716,723)	(7,496,010)	(6,714,499)

Gross profit		6,678,378	5,812,620	5,090,260

Operating expenses:
Selling expense	6a	(1,810,377)	(1,606,645)	(1,286,177)
General and administrative expense	6b	(863,920)	(746,802)	(963,925)
Other operating expense, net	7	(168,254)	(189,847)	(392,526)

Operating income before financial expense, net		3,835,827	3,269,326	2,447,632

Financial expense, net	8	(460,332)	(404,208)	(630,196)

Operating income		3,375,495	2,865,118	1,817,436

Nonoperating income , net	9	37,799	40,102	50,025

Income before taxes		3,413,294	2,905,220	1,867,461

Income tax and social contribution	10	(871,347)	(724,071)	(279,459)

Net income for the year		2,541,947	2,181,149	1,588,002

Shares outstanding at December 31 (1) (in thousands)		492,030	493,592,279	493,592,279

Earnings per share outstanding at December 31 (Reais)		5.1662	0.0044	0.0032

(1)	On May 11, 2005, the shareholders approved a reverse stock split in the proportion of 1,000 (one thousand) shares to 1 (one) share of the same class. Had the reverse stock split occurred on December 31, 2003, shares outstanding would be 493,592 thousands in 2004 and 2003 and earnings per share would have amounted to 4.4189 in 2004 and 3.2172 in 2003 (see Note 27).

The accompanying notes are an integral part of these consolidated financial statements.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(In thousands of Reais)

	Years ended December 31,
	2005	2004	2003
SOURCE OF FUNDS:
From operations:
Net income for the year	2,541,947	2,181,149	1,588,002
Items not affecting working capital	2,733,321	2,884,494	2,757,969

Depreciation and amortization	2,675,136	2,736,811	2,820,912
Loss from equity holdings in subsidiaries	17,829	461	1,012
Monetary and exchange variations on noncurrent items, net	(89,811)	1,444	(346,349)
(Gain) loss on permanent asset disposals	6,569	(6,372)	12,546
Reserves for contingencies	101,995	135,170	302,037
Amortization of goodwill	41,355	32,043	32,043
Pension and other post-retirement plans	312	(37,658)	(62,688)
Other	(20,064)	22,595	(1,544)

Total from operations	5,275,268	5,065,643	4,345,971

From third parties:
Increase in long-term liabilities	336,327	1,738,700	1,181,463
Unclaimed dividends	91,927	45,472	24,732
Donations and subsidies for investment	593	1,241	1,302
Transfer from noncurrent to current assets	144,864	242,658	455,036
Proceeds from investment disposals	—	—	222
Proceeds from sale of property, plant and equipment	29,299	14,549	64,576
Others	4,609	—	—

Total sources	5,882,887	7,108,263	6,073,302

USES OF FUNDS:
Increase in noncurrent assets	321,124	115,007	292,454
Increase in permanent assets	1,674,482	1,456,441	1,346,300

Investments	—	115,879	—
Property, plant and equipment	1,674,482	1,340,562	1,322,528
Deferred charges	—	—	23,772
Transfer from long-term to current liabilities	374,951	600,889	1,960,990
Treasury Shares – Purchase	58,892	—	—
Dividends/interest on shareholders´ equity	3,770,000	3,098,290	3,800,000
Income tax on interest on shareholders’ equity unclaimed until 2002	—	—	27,613
Working capital consolidated from Cia AIX de Participações	—	—	19,278
Working capital consolidated from Santo Genovese Participações Ltda	—	2,754	—
Other	—	8	12

Total uses	6,199,449	5,273,389	7,446,647

Increase (decrease) in working capital	(316,562)	1,834,874	(1,373,345)

Changes in working capital represented by:
Current assets
At the beginning of year	4,161,865	4,121,165	4,703,820
At the end of year	5,112,898	4,161,865	4,121,165

	951,033	40,700	(582,655)

Current liabilities
At the beginning of year	4,163,806	5,957,980	5,167,290
At the end of year	5,431,401	4,163,806	5,957,980

	1,267,595	(1,794,174)	790,690

Increase (decrease) in working capital	(316,562)	1,834,874	(1,373,345)

The accompanying notes are an integral part of these consolidated financial statements.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(In thousands of Reais)

		Capital Reserves
	Share capital	Share premium	Donations and subsidies	Other capital reserves	Legal reserve	Retained Earnings	Total
Balances at December 31, 2002	5,978,074	2,737,087	5,454	188	471,098	5,290,736	14,482,637
Donations and subsidies for investments	—	—	1,302	—	—	—	1,302
Unclaimed dividends	—	—	—	—	—	24,732	24,732
Income tax on interest on shareholders’ equity unclaimed until 2002	—	—	—	—	—	(27,613)	(27,613)
Net income for the year	—	—	—	—	—	1,588,002	1,588,002
Appropriations:
Transfer for reserves	—	—	—	—	79,400	(79,400)	—
Dividends	—	—	—	—	—	(2,700,000)	(2,700,000)
Interest on shareholders’ equity	—	—	—	—	—	(935,000)	(935,000)
Income tax on interest on shareholders’ equity	—	—	—	—	—	(165,000)	(165,000)

Balances at December 31, 2003	5,978,074	2,737,087	6,756	188	550,498	2,996,457	12,269,060
Donations and subsidies for investments	—	—	1,241	—	—	—	1,241
Unclaimed dividends	—	—	—	—	—	45,472	45,472
Net income for the year	—	—	—	—	—	2,181,149	2,181,149
Appropriations:
Transfer for reserves	—	—	—	—	109,058	(109,058)	—
Dividends	—	—	—	—	—	(2,209,690)	(2,209,690)
Interest on shareholders equity	—	—	—	—	—	(755,310)	(755,310)
Income tax on interest on shareholders’ equity	—	—	—	—	—	(133,290)	(133,290)

Balances at December 31, 2004	5,978,074	2,737,087	7,997	188	659,556	2,015,730	11,398,632
Donations and subsidies for investments	—	—	593	—	—	—	593
Treasury Shares acquisition	—	—	—	(58,892)	—	—	(58,892)
Unclaimed dividends	—	—	—	—	—	91,927	91,927
Net income for the year	—	—	—	—	—	2,541,947	2,541,947
Appropriations:
Dividends	—	—	—	—	—	(2,790,000)	(2,790,000)
Interest on shareholders equity	—	—	—	—	—	(833,000)	(833,000)
Income tax on interest on shareholders’ equity	—	—	—	—	—	(147,000)	(147,000)

Balances at December 31, 2005	5,978,074	2,737,087	8,590	(58,704)	659,556	879,604	10,204,207

The accompanying notes are an integral part of these consolidated financial statements.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(In thousands of Reais)

	Years ended December 31, (a)
	2005	2004	2003
Cash flows from operations:
Net income for the year	2,541,947	2,181,149	1,588,002
Adjustments to reconcile net income to cash provided by operations:
Depreciation and amortization	2,675,136	2,736,811	2,820,912
Monetary /exchange variation on loans and financing	(247,152)	(94,473)	(759,253)
(Gain) loss on permanent asset disposals	6,569	(6,372)	12,546
Loss from equity holding of subsidiaries	17,829	461	1,012
Amortization of goodwill on acquisition of CETERP	41,355	32,043	32,043
Allowance for doubtful accounts	415,273	428,911	441,796
Pension and other post-retirement benefit plans	225	(37,658)	(62,688)
Other	5,774	5,173	—
(Increase) decrease in operating assets:
Trade accounts receivable	(502,541)	(685,553)	(889,026)
Other current assets	132,368	(9,003)	842,695
Other noncurrent assets	(203,751)	103,852	(30,208)
Increase (decrease) in operating liabilities:
Payroll and related accruals	18,206	1,707	(3,386)
Accounts payable and accrued expenses	323,170	57,636	213,144
Taxes other than income taxes	50,242	85,520	112,944
Other current liabilities	398,958	138,041	233,970
Accrued interest	(13,890)	(64,028)	(55,715)
Income tax and social contribution	(240,659)	623,788	118,605
Reserve for contingencies	146,640	127,347	321,221
Other noncurrent liabilities.	(28,958)	(19,021)	38,008

Cash provided by operations	5,536,741	5,606,331	4,976,622

Cash flows used in investing activities:
Additions to investments, net of cash acquired	(20,768)	(95,107)	—
Proceeds from investment disposals	—	—	222
Additions to property, plant, and equipment	(1,673,691)	(1,338,907)	(1,321,226)
Additions to deferred charges	—	—	(23,772)
Proceeds from asset disposals	29,299	14,549	64,576
Cash received on consolidation of CIA AIX de Participações	—	—	1,906
Cash received on consolidation of CIA ACT de Participações	—	1	—
Cash received on consolidation of Santo Genovese Participações	—	4,336	—

Cash used in investing activities	(1,665,160)	(1,415,128)	(1,278,294)

Cash flows used in financing activities:
Loans repaid	(1,720,014)	(2,812,988)	(3,134,122)
New loans obtained	1,622,421	2,726,220	2,299,236
Net payments on derivative contracts	(356,384)	(422,426)	—
Treasury Shares – Purchase	(58,892)	—	—
Dividends paid	(3,133,833)	(3,658,365)	(3,139,150)

Cash used in financing activities	(3,646,702)	(4,167,559)	(3,974,036)

Increase (decrease) in cash and cash equivalents	224,879	23,645	(275,708)
Cash and cash equivalents at beginning of year	238,577	214,932	490,640

Cash and cash equivalents at end of year	463,456	238,577	214,932

(a)	See supplemental cash flow information in Note 11.

The accompanying notes are an integral part of these consolidated financial statements.

1. Operations and background

a. Formation of the Company, its controlling shareholders and corporate restructuring

Telecomunicações de São Paulo S.A. - Telesp (formerly Telesp Participações S.A. - TelespPar - “TelespPar”), hereafter referred to as the “Company” or “Telesp”, was formed pursuant to Article 189 of Law No. 9,472/97 of the General Telecommunications Law based on Decree No. 2,546 on April 14, 1998, as part of the privatization of the Telebrás System. The Company is controlled by Telefónica S.A., which as of December 31, 2005, holds directly and indirectly 84.71% of the common shares and 88.90% of the preferred shares of the Company.

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

The Concession Agreement expired on December 31, 2005, and was renewed, on December 22, 2005, for an additional 20 years. However, the agreement can be reviewed on December 31, 2010, 2015 and 2020. Such condition allows ANATEL to set up new conditions and goals for universalization and quality of telecommunication services, according to the conditions in force by that moment.

Every two years, during the new 20 years period, public regime companies will have to pay a renewal charge which will correspond to 2% of its prior-year SFTC revenue, net of taxes and social contributions.

b. The telecommunications services subsidiaries and associated companies

Subsidiaries

A. Telecom S.A. (formerly Assist Telefônica S.A), a closely held company, wholly-owned by the company and engaged primarily in providing the following services: electronic monitoring, including sale, rent, installation, operation and maintenance; telecommunication traffic of voice and data - billing and charge; automation voice service, providing information and services access by fixed telephones, cellular or public telephones by using voice and text recognizing and authentication; management and exploration of service stores, including franchise administration; production of furniture for equipment, devices and telecommunication and IT network in general, as well as technical assistance for installation, operation and maintenance of internal telephony, data and IT networks; value-added services, including those related to internet content, connection and access, as well as technology services and internet support, installation, operation and maintenance of internet, intranet and extranet solutions; sale, rent and maintenance of general telecommunications and IT equipment and devices.

On December 24, 2004, the Company acquired Santo Genovese Participações Ltda., a closely-held company, holder of 99.99% of the representative share capital of Atrium Telecomunicações Ltda., which provides various types of telecommunications services in Brazil, especially for corporate clients (companies, industries and condominiums), including internet and intranet services, telecommunications management services and the sale and rental of telecommunications representatives and related equipment.

Jointly controlled affiliates

Aliança Atlântica Holding B.V., a company formed under the laws of Netherlands in Amsterdam, is a joint venture originally established in 1997 by Telebrás and Portugal Telecom, in which Telebrás held a 50% share ownership and Portugal Telecom held the remaining 50%. As a result of the privatization of the Telebrás System in February 1998, Telebrás’ share ownership in Aliança Atlântica was transferred to the Company. As of December 31, 2005, the Company holds a 50% interest in Aliança Atlântica and Telefónica S.A. holds the remaining 50%.

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

Companhia ACT de Participações was formed on June 30, 2001, through a capital contribution of 32% made by the Company. Restructurings of Companhia ACT in 2003 resulted in Telesp increasing its holdings in Companhia ACT to 50%. Companhia ACT participates in the Refibra Consortium, besides rendering technical assistance for the preparation of Rede Refibra project, by providing studies to become it more profitable, as well as inspect the activities in progress related to the project.

2. Presentation of the financial statements

a. Presentation of consolidated financial statements as of and for the years ended December 31, 2005, 2004 and 2003

The consolidated financial statements include the accounts and transactions of: (i) the Company, as the operating company for telecommunication services; (ii) its wholly-owned subsidiaries A.Telecom S.A. and Santo Genovese Participações Ltda., which has been consolidated since December 2004; (iii) its jointly controlled affiliates Aliança Atlântica Holding B.V., Companhia AIX de Participações and Companhia ACT de Participações, which are proportionally consolidated. All material intercompany accounts and transactions have been eliminated in consolidation.

The presentation of the consolidated financial statements is consistent with the presentation of the published financial statements of the Company, except for certain reclassifications and changes in terminology within the consolidated balance sheets and the consolidated statements of income that were made to conform with the previously published financial statements.

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

(i) The Corporate Law Method

The Corporate Law Method provided a simplified methodology for accounting for the effects of inflation until December 31, 1995. It consisted of restating permanent assets (property, plant and equipment, investments and deferred charges) and stockholders’ equity accounts using indexes mandated by the Federal Government. The net effect of these restatements was credited or charged to the statement of operations in a single caption, usually entitled “Monetary correction adjustments” or “Inflation adjustments”.

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

In accordance with the discussion paper issued by the International Task Force of the American Institute of Certified Public Accountants (AICPA), Brazilian companies have been allowed to prepare financial statements in accordance with BR CL as the primary basis of accounting in filings with the U.S. Securities Exchange Commission since 2000. Previously, presentation in constant purchasing power was mandatory.

In order to conform the financial statements for the use of its shareholders in the United States to the same basis used in the primary market in Brazil, the management of the Company has elected to present its financial statements in accordance with BR CL.

3. Summary of the principal accounting practices

a. Cash and cash equivalents

Cash equivalents include all readily liquid temporary cash investments, which are recorded at cost plus income earned to the balance sheet date and are meant to be held until maturity (three months or less).

b. Trade accounts receivable

Trade accounts receivable from telecommunication services are stated at the tariff amounts on the date of rendering the service. This caption also includes accounts receivable from services rendered but not billed at the balance sheet date.

c. Allowance for doubtful accounts

Allowance for doubtful account is recorded in order to cover eventual losses.

d. Foreign currency transactions

Transactions in foreign currencies are recorded at the prevailing exchange rate at the date of the transaction. Foreign currency denominated assets and liabilities, including the Company’s investment in Aliança Atlântica Holding B.V., are translated using the exchange rate at the balance sheet date. Exchange differences resulting from foreign currency transactions were recognized in income.

e. Inventories

Inventories are stated at average acquisition cost, net of allowance for reduction to realizable value, and segregated into network expansion and consumption/maintenance/sale inventories. Inventories for use in network expansion are classified as “Construction in progress” under “Property, plant and equipment”. Inventories for resale or maintenance are classified as “other assets” in current assets (see Note 15).

f. Investments

Investments in wholly-owned subsidiaries are fully consolidated and investments in jointly controlled affiliates are proportionately consolidated in accordance with BR CL. Other investments are recorded at cost, less an allowance for probable losses, when considered necessary.

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

h. Deferred charges

Deferred charges are comprised of: (i) pre-operating expenses stated at cost and amortized over a period of five years, (ii) goodwill on acquisition of investment subsequently merged, which was amortized over a period of five years, ended in November, 2005 and (iii) goodwill on acquisition of IP network, amortized over a period of ten years. See Note 18.

i. Income tax and social contribution

Corporate income tax and social contribution are accounted for on the accrual basis. Deferred taxes attributable to temporary differences and tax loss carryforwards are recognized as deferred tax assets and liabilities on the assumption of future realization within the parameters established by CVM Instruction No. 371/02.

j. Loans and financing

Loans and financing include accrued interest to the balance sheet date.

k. Reserve for contingencies

Recognized for those cases in which an unfavorable outcome is considered probable at the balance sheet date.

l. Revenue recognition

Revenues related to services rendered are accounted for on the accrual basis. Revenue unbilled from the date of the last billing until the date of the balance sheet is recognized in the month the service is rendered. Revenue from the sales of cards for public phones is deferred and recognized in income as the cards are utilized.

m. Financial expense, net

Represents interest, monetary and exchange variations arising from financial investments, loans and financing obtained and granted, as well as the results of derivative operations.

n. Research and development costs

Beginning January 1, 2001, the Company capitalizes research and development costs and amortizes it over 5 years. Prior to 2001, the Company expensed research and development as incurred. In 2005, there was no addition to the capitalized research and development costs. In 2004 and 2003, the Company capitalized research and development costs of R$9,753 and R$11,578, respectively. At December 31, 2005, 2004 and 2003, the Company had R$17,783, R$29,362 and R$29,959, respectively, of deferred research and development costs recorded as a component of property, plant and equipment in the consolidated balance sheets, net of accumulated amortization of R$ 40,112, R$28,533 and R$18,183, respectively.

o. Advertising expenses

Advertising expenses are charged to selling expense as incurred. Advertising expenses were R$188,750, R$179,691 and R$155,377 in 2005, 2004 and 2003, respectively.

p. Pension and other post-retirement benefit

The Company provides pension and other post-retirement benefits to employees through separate plans. Actuarial liabilities were calculated using the projected unit credit method as provided by CVM Resolution No. 371/00. Other considerations related to these plans are described in Note 26.

q. Derivatives

Gains or losses on derivative transactions are recorded monthly in income. The net amounts payable or receivable regarding derivative operations (exchange swaps) are recorded as other assets or liabilities, respectively, in the balance sheet, as described in Note 30.

r. Earnings per share

Calculated based on Net Income for the year and the total number of shares outstanding at the balance sheet date.

s. Use of estimates

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

4. Net operating revenue

	2005	2004	2003
Local services:
Monthly subscription charges (i)	5,691,344	4,978,923	4,465,402
Activation fees	97,681	68,783	105,395
Measured service charges	3,247,830	3,064,637	3,025,746
Public telephones	443,166	367,107	246,861

Total	9,480,021	8,479,450	7,843,404

Long-distance services:
Intraregional	2,194,168	2,327,057	1,813,059
Interregional	1,044,650	732,274	638,702
International	158,886	112,620	100,901

Total	3,397,704	3,171,951	2,552,662

Data transmission (i)	1,313,020	909,255	522,806
Network usage services	4,220,250	4,039,139	3,557,789
Interconnection services	754,492	809,170	805,831
Goods sold	8,199	21,051	22,519
Network access (i)	414,508	392,503	354,240
Other (i)	762,726	603,155	562,716

Total gross operating revenue	20,350,920	18,425,674	16,221,967
Value added and other indirect taxes	(5,371,979)	(4,901,797)	(4,321,402)
Discounts	(583,840)	(215,247)	(95,806)

Net operating revenue	14,395,101	13,308,630	11,804,759

(i)	For a better presentation of Operating Revenue for the market and ANATEL, certain reclassifications were made to some 2004 and 2003 components of net operating revenue, mainly “Monthly subscription charges “, “Network usage services”, “Network access “ and “Others”.

On June 30, 2005, through Notices No. 51.300 and No. 51.301, ANATEL approved the percentage of tariff adjustments for fixed-switch telephone service (STFC), based on criteria established in the local and domestic long-distance concession contracts, effective July 3, 2005. The average-increases/(decreases) are as follows: 7.27% for local services, 2.94% for long-distance services, (13.32%) for network local services and 2.94% for network long-distance service.

On June 29, 2004, through Notices No. 45.011 and No. 45.012, ANATEL approved the percentage of tariff adjustments for fixed-switch telephone service (STFC), based on criteria established in the local and domestic long-distance concession contracts, effective July 2, 2004, except for the former Ceterp’s Region 32, which was July 3, 2004. On July 2, 2004, the approved percentage was applied on tariff bases established by a June 2003 Federal court injunction. The average-increases/(decreases) are as follows: 6.89% for local services, 3.20% for long-distance services, (10.47%) for network local services and 3.20% for network long-distance service.

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

Per the court order, in recovery of IGP-DI as an index, the approved percentages, according to the published notices by ANATEL, were applied on tariff bases approved in June 2003, prospectively, divided in two installments, the first of which effective as of September 1, 2004. On September 1, 2004, the percentages of tariff adjustments were applied as follows: pulse on average 3.22%, long-distance service on average 5.22%, business subscription charges on average 7.75%, residential subscription charges on average 3.14% and Activation fees on 14.14%. The second installment was applied from November 1, 2004 and the percentages of tariff adjustment were: pulse on average 3.13%, long-distance service on average 4.97%, business subscription charges on average 7,20%, residential subscription charges on average 3.05% and Activation fees on 12.40%.

On July 6, 2003, wireless operators implemented the Carrier Selection Code (CSP) on interregional (VP2 and VP3) and international long distance calls, according to SMP (Personal Mobile Service) rules. The Company began recognizing revenues from these services and paying, in turn, wireless operators for the use of their respective networks.

5. Cost of goods and services

	2005	2004	2003
Depreciation and amortization	(2,396,179)	(2,495,647)	(2,616,455)
Network interconnection	(3,578,977)	(3,511,690)	(2,835,853)
Outsourced services	(1,198,734)	(1,059,384)	(786,365)
Personnel	(207,997)	(188,186)	(255,521)
Materials	(49,249)	(41,347)	(42,124)
Cost of products sold	(6,199)	(19,294)	(16,618)
Other	(279,388)	(180,462)	(161,563)

	(7,716,723)	(7,496,010)	(6,714,499)

6. Operating expenses

a. Selling expense:

	2005	2004	2003
Outsourced services	(1,016,120)	(886,346)	(595,935)
Provision for doubtful accounts	(415,273)	(428,911)	(441,796)
Personnel	(246,910)	(204,014)	(155,289)
Materials	(71,851)	(55,725)	(47,589)
Depreciation and amortization	(7,862)	(7,509)	(7,111)
Other	(52,361)	(24,140)	(38,457)

	(1,810,377)	(1,606,645)	(1,286,177)

b. General and administrative expense:

	2005	2004	2003
Outsourced services	(426,838)	(318,225)	(459,803)
Personnel	(153,904)	(147,568)	(252,782)
Depreciation and amortization	(271,095)	(233,655)	(199,212)
Rental and insurance	(6,393)	(18,587)	(30,243)
Materials and others	(5,690)	(28,767)	(21,885)

	(863,920)	(746,802)	(963,925)

7. Other operating expense, net

	2005	2004	2003
Taxes other than income taxes	(220,464)	(223,196)	(224,208)
Technical and administrative services	40,643	56,418	45,237
Provision for contingencies, net	(53,182)	(78,977)	(273,201)
Late fees on telecommunication services and other	114,625	102,735	91,795
Recovered expenses	88,921	95,392	31,629
Amortization of goodwill on the acquisition of CETERP	(41,355)	(32,043)	(32,043)
Commissions on voice and data communication services (a)	—	(95,289)	(90,541)
Allowance for reduction to market value of inventories	(7,518)	(9,626)	(33,998)
Foreign exchange losses on proportionally consolidated affiliates	(17,829)	(461)	(1,012)
Other	(72,095)	(4,800)	93,816

	(168,254)	(189,847)	(392,526)

(a)	Refers mainly to commissions paid to Telefônica Empresas S.A., which were recorded as “Selling Expenses” in 2005 for a better presentation.

8. Financial expense, net

	2005	2004	2003
Financial income	180,277	164,727	244,605
Financial expense	(512,912)	(387,301)	(500,264)
Exchange/monetary variations	287,024	117,228	807,669
Derivative transactions	(414,721)	(298,862)	(1,182,206)

	(460,332)	(404,208)	(630,196)

9. Nonoperating income, net

	2005	2004	2003
Gain (loss) on permanent assets disposals	(6,569)	6,372	(12,546)
Gain on change in equity interest- Cia AIX de Participações	—	—	25,449
Other income, net	44,368	33,730	37,122

	37,799	40,102	50,025

10. Income Tax and Social Contribution

Brazilian income taxes include federal income tax and social contribution. For the three-year period ended December 31, 2005 the income tax rate was 25% and social contribution rate was 9%. The tax expense and taxes on temporary differences, tax loss, and social contribution loss carryforwards were calculated using the rate of 34%.

The composition of income tax expense is as follows:

	2005	2004	2003
Income tax expense
Current:
Income tax	(711,275)	(337,161)	(60,723)
Social contribution	(258,452)	(116,601)	(14,806)

Deferred:
Tax loss carryforwards	(415)	(128,098)	(41,688)
Reserve for contingencies	49,858	46,213	109,216
Pension and other post-retirement benefits	77	(12,804)	(21,314)
Merged tax credit on goodwill amortization	—	(219,680)	(263,618)
Derivative transactions	95,428	—	—
Additional indexation expense until 1990	3,299	5,365	5,538
Unrealized exchange rate variation gains	(60,463)	—	—
Other	10,596	38,695	7,936

Total	98,380	(270,309)	(203,930)

Total income tax and social contribution expense	(871,347)	(724,071)	(279,459)

The following is a reconciliation of the amounts calculated by applying the combined statutory tax rates to the reported income before taxes and the reported income tax expense:

	2005	2004	2003
Income before taxes as reported in the accompanying financial statements	3,413,294	2,905,220	1,867,461

Tax charged at the combined statutory rate	(1,160,521)	(987,775)	(634,936)
Permanent additions:
Nondeductible expenses	(19,756)	(14,747)	(4,506)
Loss from changes in equity in subsidiaries	(6,062)	(157)	(345)
Permanent exclusions:
Interest on shareholders´ equity	333,200	302,124	374,000
Incentives	6,564	4,930	2,751
Unclaimed interest on shareholders’ equity	(24,772)	(15,317)	(8,772)
Other	—	(13,129)	(7,651)

Income tax and social contribution as reported in the accompanying financial statements	(871,347)	(724,071)	(279,459)

Effective rate	25.5%	24.9%	15.0%

In 2005, 2004 and 2003, the Company treated part or all of its dividends as interest on shareholders´ equity. As a result, under Brazilian tax law, it was entitled to treat this part of the dividend as tax deductible for income tax purposes.

The composition of deferred tax assets and liabilities is as follows:

	2005	2004
Deferred tax assets
Tax loss carryforwards	28,331	28,746
Reserve for contingencies	326,520	276,662
Pension and other post-retirement benefits	15,288	15,211
Other temporary differences (b).	439,508	333,484

Total (Note 14)	809,647	654,103

Deferred tax liabilities:
Additional indexation expense until 1990	25,089	28,388
Unrealized exchange rate variation gains	60,463	—

Total	85,552	28,388

(a) Merged tax credit

The restructuring of the predecessor company in November 1999 was carried out in order to minimize any adverse impact of the goodwill amortization on the future results of the company and dividends to shareholders, ensuring the credit realization for capital increase. The merged goodwill amortization ended on October 31, 2004.

Income statement accounts	2004
Goodwill amortization	(665,698)
Reversal of reserve	446,018
Tax benefit	226,337

Effect on net income	6,657

For purposes of calculation of the tax credit arising from the merger, the tax rates applied were 25% for income tax and 8% for social contribution in accordance with the tax legislation in effect on the merger date. Due to the change introduced by Law No. 10,637/02, effective as of 2003, the social contribution rate is currently 9%.

(b) Other temporary differences

	2005	2004
Income tax credit
Profit Sharing	18,216	14,898
Accrued losses	13,126	13,152
Allowance for doubtful accounts	74,565	68,062
Other provisions	115,604	107,421
Derivative transactions	70,168	—
Allowance for reduction to market value	28,493	40,400
Goodwill	2,996	1,275

Total	323,168	245,208

	2005	2004
Social Contribution credit
Profit Sharing	6,558	5,363
Accrued losses	4,726	4,735
Allowance for doubtful accounts	26,843	24,503
Other provisions	41,618	38,672
Derivative transactions	25,260	—
Allowance for reduction to market value	10,257	14,544
Goodwill	1,078	459

Total	116,340	88,276

Total other temporary differences	439,508	333,484

(c) Composition of tax liabilities:

	2005	2004
Social contribution payable	258,288	120,738
Federal income tax payable	711,037	330,886
Deferred tax liabilities	85,552	28,388

Total	1,054,877	480,012

Current	1,032,168	454,005
Noncurrent	22,709	26,007

11. Supplemental cash flow information

	2005	2004	2003
Income tax and social contribution paid	1,072,243	153,799	164,816
Interest paid	322,622	287,921	369,022

Noncash transactions:
Donations and subsidies for investments	593	1,241	1,302

12. Cash and cash equivalents

	2005	2004
Bank accounts	38,997	25,323
Short-term investments	424,459	213,254

	463,456	238,577

All cash and cash equivalents are denominated in Brazilian Reais. Short-term investments are indexed under CDI (Certificate for Interbank Deposits) rate variation are readily liquid and are maintained with first line financial institutions.

13. Trade accounts receivable, net

	2005	2004
Billed amounts	2,204,490	2,225,833
Accrued unbilled amounts	1,153,231	1,038,304

Gross accounts receivable	3,357,721	3,264,137
Allowance for doubtful accounts	(574,453)	(568,137)

Total	2,783,268	2,696,000

	2005	2004
Current	2,172,579	2,148,190
Past-due – 1 to 30 days	473,348	440,352
Past-due – 31 to 60 days	127,630	116,478
Past-due – 61 to 90 days	59,693	50,098
Past-due – 91 to 120 days	40,306	34,963
Past-due – more than 120 days	484,165	474,056

	3,357,721	3,264,137

The Company had balances receivable and payable under negotiation with Embratel (long-distance operator), amounting to R$68,258 as of December 31, 2004. This negotiation was concluded in 2005 and did not have any impact on the Company’s results.

Changes in the allowance for doubtful accounts was as follows:

	2005	2004	2003
Beginning balance	568,137	574,685	401,494
Provision charged to selling expense (Note 6a)	415,273	428,911	441,796
Write-offs	(408,957)	(435,459)	(268,605)

Ending balance	574,453	568,137	574,685

14. Deferred and recoverable taxes

	2005	2004
Withholding tax	61,484	46,980
Prepaid income tax	695,529	221,407
Prepaid social contribution	256,904	85,603
Deferred income tax assets (Note 10)	809,647	654,103
State VAT (ICMS) (a)	230,859	253,360
Other	26,457	748

	2,080,880	1,262,201

Current	1,622,774	907,819
Noncurrent	458,106	354,382

(a) State VAT (ICMS)

Refers to credits on the acquisition of property, plant and equipment items which are available to offset State VAT (ICMS) taxes payable generated from service revenues. The utilization of these credits, however, is generally limited to 1/48 of the credit amount per month.

15. Other assets

	2005	2004
Maintenance inventories:
Consumable supplies	84,897	104,599
Resale items	90,341	140,850
Scrap	634	641
Public telephone prepaid cards	13,200	8,510
Allowance for reduction to market value and obsolescence (a)	(113,971)	(161,598)

Subtotal	75,101	93,002
Receivables from related parties	54,043	86,225
Prepayments	65,443	52,587
Recoverable advances	47,465	92,830
Escrow deposits	481,790	333,893
Receivables from Barramar S.A (b)	71,041	76,503
Receivables from sale of properties and scrap	11,607	16,234
Other	24,879	18,932

	831,369	770,206

Current	243,400	319,469
Noncurrent	587,969	450,737

(a)	The allowance for reduction to market value and obsolescence of resale items and consumable supplies was based on a combination of factors that affected the telecommunications sector during the years.
(b)	Refers to receivables from Barramar S.A. recorded by the Company net of allowance for losses.

16. Investments

	2005	2004
Investments carried at cost:
Portugal Telecom	129,655	146,329
Other companies	26,795	29,148
Allowance for losses	(12,683)	(12,683)

Tax incentive investments	15,164	15,164
Allowance for losses	(13,344)	(13,344)

Other investments	3,360	3,360
Allowance for losses	(3,220)	(3,220)

Goodwill on acquisition of Santo Genovese Participações Ltda., net of amortization	107,838	119,820

	253,565	284,574

Additional information

•	Companhia AIX de Participações

The negative goodwill of R$17,470, on the acquisition of shares of Companhia AIX de Participações recorded by the Company was allocated to “Deferred income” in the consolidated balance sheet in accordance with CVM Instruction nº. 247/96.

•	Santo Genovese Participações Ltda.

On December 24, 2004 the Company acquired control of Santo Genovese Participações Ltda., which holds 99,99% of the capital stock of Atrium Telecomunicações Ltda. The acquisition cost was R$113,440. The Company paid R$92,668 in December 2004 and the remaining balance during 2005.

Goodwill was calculated as follows:

Amounts
Purchase price	113,440
Other acquisition costs	2,435
( - ) Equity	(3,945)

Goodwill	119,820

Goodwill is being amortized over 10 years, and is based on future profitability studies.

17. Property, plant and equipment, net

a. Composition:

	2005
	Annual Depreciation Rates %	Cost	Accumulated Depreciation	Net Book Value
Construction-in progress	—	317,246	—	317,246
Automatic switching equipment	12.50	15,893,532	(12,377,428)	3,516,104
Transmission and other equipment	10.00	11,569,647	(8,397,114)	3,172,533
Transmission equipment – modems	20.00	597,184	(439,597)	157,587
Underground and marine cables, poles and towers	5.00 to 6.67	407,157	(215,923)	191,234
Subscriber, public and booth equipment	12.50	1,951,370	(1,184,646)	766,724
Electronic data processing equipment	20.00	519,422	(423,607)	95,815
Land	—	253,802	—	253,802
Buildings and underground ducts	4.00	6,429,416	(3,392,543)	3,036,873
Other assets	10.00 to 20.00	1,778,032	(927,927)	850,105

		39,716,808	(27,358,785)	12,358,023

	2004
	Annual Depreciation Rates %	Cost	Accumulated Depreciation	Net Book Value
Construction-in progress	—	310,269	—	310,269
Automatic switching equipment	12.50	15,589,724	(11,434,120)	4,155,604
Transmission and other equipment	10.00	11,329,039	(7,795,144)	3,533,895
Transmission equipment – modems	20.00	540,040	(375,265)	164,775
Underground and marine cables, poles and towers	5.00 to 6.67	400,797	(199,737)	201,060
Subscriber, public and booth equipment	12.50	1,804,647	(994,305)	810,342
Electronic data processing equipment	20.00	469,549	(388,256)	81,293
Land	—	257,530	—	257,530
Buildings and underground ducts	4.00	6,313,622	(3,178,578)	3,135,044
Other assets	10.00 to 20.00	1,401,799	(682,220)	719,579

		38,417,016	(25,047,625)	13,369,391

Reversible assets

Certain assets held by the Company in relation to the services described in the Concession Agreement comprise the assets of the respective concession and should be considered reversible. These assets will automatically revert to ANATEL upon expiration of the Concession Agreement. As of December 31, 2005, the net book value of such reversible assets is estimated at R$9,129,592 (R$10,295,779 in 2004), comprised of switching and transmission equipment, terminals for public use, external network equipment, energy equipment and system and operation support equipment.

b. Rentals

The Company rents equipment, building and facilities through agreements that expire at different dates. The monthly rental payments are at an equal amount for the period of the contract, annually restated. Total annual rent expense under these agreements was as follows:

	2005	2004	2003
Rent expense	223,088	185,224	189,934

Rental commitments related primarily to facilities where the future minimum rental payments under leases with remaining noncancellable terms in excess of one year are:

Year ended December 31,
2006	5,629
2007	3,284

Total minimum payments	8,913

c. Guarantees

The Company has property items pledged as guarantee in connection with certain legal proceedings as of December 31, 2005. The aggregate amount of claims involved is R$201,293 (R$208,031 in 2004).

18. Deferred charges

Deferred charges as of December 31, 2005 and 2004 are as follows:

	2005	2004
Preoperating expenses
Cost	65,279	65,279
Accumulated amortization	(44,863)	(32,752)

	20,416	32,527
Merged goodwill – Ceterp S.A.
Cost	187,951	187,951
Accumulated amortization	(187,951)	(158,653)

	—	29,298
Goodwill on the acquisition of the IP network
Cost	72,561	72,561
Accumulated amortization	(21,843)	(14,512)

	50,718	58,049
Other
Cost	12,059	14,243
Accumulated amortization	(4,612)	(3,299)

	7,447	10,944

Total	78,581	130,818

Preoperating expenses refer to costs incurred during the preoperating stage for long-distance services, which amortization began in May 2002 and is recorded over a period of 60 months.

Goodwill paid on the acquisition of Ceterp S.A. is presented in deferred charges due to that company’s subsequent merger on November 30, 2000. The period for amortization of the goodwill, based on the expectation of future profitability, is 60 months. The amortization ended in November 2005.

Goodwill paid on the acquisition of the IP network in December 2002 refers to the acquisition of the assets and customer portfolio for the “IP Comutado” and “Speedy Link” services of Telefônica Empresas S.A. The portion of the price in excess of the book value of property, plant and equipment items was treated as goodwill and recorded in deferred charges. According to an appraisal report, the economic basis of the goodwill is the expected future Company’s profitability and it is amortized over 120 months.

19. Payroll and related accruals

	2005	2004
Wages and salaries	22,385	16,836
Accrued social security charges	71,313	61,604
Accrued benefits	5,221	5,277
Payroll withholdings	11,952	8,948

	110,871	92,665

20. Accounts payable and accrued expenses

	2005	2004
Amounts payable to suppliers
In local currency	1,505,179	1,151,795
In foreign currency	1,792	42,986
Accrued expenses	170,670	159,690

	1,677,641	1,354,471

21. Taxes other than income taxes

	2005	2004
Value-added taxes	665,993	616,786
Other indirect taxes on operating revenues	72,944	76,277
Other	23,033	18,666

	761,970	711,729

22. Dividends and interest on shareholders’ equity payable

	2005	2004
Payable by Telesp to:
Controlling shareholders	283,745	—
Minority shareholders	619,611	506,116

	903,356	506,116

23. Loans and financing

	Currency	Annual Interest rate %	Maturity	2005
Mediocrédito	US$	1.75%	2006	7,040
Mediocrédito	US$	1.75%	2007 to 2014	52,802
Debentures	R$	103.5% of CDI	2007	1,500,000
Other loans in foreign currency	US$/JPY	Various (d)	2006	203,903
Other loans in foreign currency	US$	Various (d)	2007 to 2009	588,068
Loan in local currency	R$	6% + 3.75% spread and CDI + 0.4% per month	2006	1,898
Accrued interest (a)	R$/US$/ JPY/CAN$	—	2006	33,914
Accrued interest (b)	US$	—	2007	9,983

				2,397,608

Current				246,755
Long-term				2,150,853

	Currency	Annual Interest rate %	Maturity	2004
Mediocrédito	US$	1.75%	2005	7,984
Mediocrédito	US$	1.75%	2006 to 2014	67,862
CIDA	CAN$	3.00%	2005	1,483
Debentures	R$	103.5% of CDI	2007	1,500,000
Other loans in foreign currency	US$/JPY	Various (d)	2005	460,477
Other loans in foreign currency	US$	Various (d)	2006 to 2010	652,691
Loan in local currency	R$	6% + 3.75% spread and CDI + 0.4% per month	2005	3,599
Loan in local currency	R$	6% + 3.75% spread and CDI + 0.4% per month	2006	2,119
Accrued interest (c)	R$/US$/ JPY/CAN$	—	2005	56,387
Accrued interest (b)	US$	—	2006	3,641

				2,756,243

Current				529,930
Long-term				2,226,313

(a)	Refers to interest on Debentures (R$21,744) and loans in foreign currency (R$12,170).
(b)	Refers to interest on loans denominated in foreign currency.
(c)	Refers to interest on Debentures (R$21,959) and loans denominated in foreign currency (R$34,428).
(d)	Line item represents aggregate of other loans in foreign currency, each with its own respective interest rate. See note 23a below for detail on respective interest rates.

CDI – Certificate for Interbank Deposits. CDI is an index based upon the average rate per cost of loans negotiated among the banks within Brazil.

a. Other loans in foreign currency

The composition of other loans in foreign currency is as follows:

	Currency	Annual interest rate -%	2005
Resolution No. 2,770	US$	5.70 to 6.9	105,523
Resolution No. 2,770	US$	4.80	292,928
“Untied Loan” – JBIC	JPY	LIBOR + 1.25	393,520

			791,971

	Currency	Annual interest rate -%	2004
Resolution No. 2,770	US$	2.00 to 6.9	310,640
Resolution No. 2,770	JPY	1.40	79,736
Debt assumption	US$	8.62 to 27.50	61,119
“Untied Loan” – JBIC	JPY	LIBOR + 1.25	643,242
DEG – Deutsche Investitions	US$	LIBOR + 6.0	18,431

			1,113,168

b. Repayment schedule

Long-term debt as of December 31, 2005 is scheduled to be repaid as follows:

Maturity	Total
2007	1,605,420
2008	408,332
2009	105,420
Thereafter	31,681

2,150,853

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

c. Guarantees

Loans related to Mediocrédito are guaranteed by Federal Government.

d. Debt acceleration risk

The Company’s JBIC – Japan Bank or International Cooperation loan agreement contains standard restrictive clauses (covenants) relating to maintenance of financial ratios, which are attended until then.

24. Other liabilities

	2005	2004
Employees’ profit sharing	63,242	59,594
Derivative transactions (Note 30)	294,255	235,918
Liabilities with related parties (Note 28)	76,048	87,192
Selling of fraction shares after reverse split of shares (Note 27)	99,860	—
Advances from customers	58,868	55,403
Amounts to be refunded to subscribers	39,874	37,904
Other	42,549	58,837

	674,696	534,848

Current	630,849	462,043
Long-term	43,847	72,805

25. Reserve for contingencies

	Amounts involved
	2005				2004
	Labor	Tax	Civil	Total	Total
Beginning balance	271,839	539,594	41,796	853,229	725,882

Additions	59,768	23,421	26,952	110,141	176,343
Payments/Reversal	(43,065)	(5,704)	(14,464)	(63,233)	(116,424)
Monetary Variation	54,988	42,459	2,285	99,732	67,428

Ending balance	343,530	599,770	56,569	999,869	853,229

Current	34,462	20,847	12,482	67,791	52,847
Noncurrent	309,068	578,923	44,087	932,078	800,382

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

The Company, itself and also as successor-in-interest to certain entities, and its subsidiaries are involved in labor, tax and civil proceedings. Company management, in conjunction with and based on the opinion of its legal counsel, has recognized reserves for those cases in which an unfavorable outcome is considered probable, as follows:

Nature	2005	2004
Labor	343,530	271,839
Tax	599,770	539,594
Civil	56,569	41,796

Total	999,869	853,229

Current	67,791	52,847
Long term	932,078	800,382

25.1. Labor contingencies

The Company has various labor contingencies in the amount of R$2,453,175 at December 31, 2005, of which R$343,530 was reserved to cover probable losses.

These contingencies involve several lawsuits, mainly related to wage differences, wage equivalence, overtime, employment relationship with employees of outsourced companies and job hazard premium, among others.

The following major lawsuits pending are:

•	A claim by a labor union representing 9,000 of its employees (SINTETEL) relating to an obligation under a collective labor agreement between Telesp and SINTETEL providing for the delivery of certain studies on the productivity of Telebrás. Despite the fact that this was an “obligation to perform” (as opposed to an “obligation to deliver”), SINTETEL demanded the payment of unpaid salary balances in the amount of 4%, since January 1995, which was allegedly due as productivity compensation. The lawsuit was declared groundless in the first two judicial levels, and an interim appeal filed by SINTETEL is pending judgment. The Company cannot estimate the amount involved at this point, and, even expecting that it is material, it did not make provisions to this lawsuit as an unfavorable outcome is considered remote.

•	A claim by a labor union representing the employees of CTBC relating to an obligation under a collective labor agreement between CTBC (which was merged into our company in November 1999) and SINTETEL providing for the delivery of certain studies on the productivity of Telebrás. Despite the fact that this was an “obligation to perform” (as opposed to an “obligation to deliver”), SINTETEL demanded the payment of unpaid salary balances in the amount of 4%, since January 1995, which was allegedly due as productivity compensation. The lawsuit was declared groundless in the first judicial level; however, the higher regional labor court reversed the decision. The Company appealed to the superior labor court. The involved amounts are approximately R$87.7 million. The Company made no provisions to this lawsuit as an unfavorable outcome is considered possible.

25.2. Tax contingencies

The Company has various tax contingencies in the amount of R$4,676,088 at December 31, 2005, of which R$599,770 was reserved to cover probable losses.

The principal tax contingencies for which the risks are considered remote, possible and probable by management and in conjunction with its legal counsel are as follows:

•	Claims by the National Institute of Social Security (INSS), referring to:

a.	Several legal proceedings for the collection of Seguro de Acidente de Trabalho (Workers Accident Insurance Compensation, or SAT) from January 1986 to June 1997, in the amount of R$274,442. Based on a partially unfavorable court decision, management decided to record a provision of R$99,818 relating to the portion of the total amount for which the likelihood of loss is probable.

b.	Discussion relating to certain amounts paid under the Company’s collective labor agreements, as a result of inflationary adjustments arising out of Planos Bresser and Verão, in the aggregate amount of R$131,643 for which an unfavorable outcome is considered possible. Based on jurisprudence and a court decision for a similar proceeding involving a related company, management decided to record a provision of R$92,004 relating to the portion of the total amount for which the likelihood of loss is probable.

c.	Notification demanding social security contributions, SAT and amounts for third parties (National Institute for Agrarian Reform and Colonization (INCRA) and Brazilian Mini and Small Business Support Agency (SEBRAE)) for the payment of various salary amounts for the period from January 1999 to December 2000, in the amount of R$54,861. These lawsuits are in the 1st lower court and at the last administrative level, respectively. No provision was made for the balance, for which the likelihood of loss is deemed possible.

d.	Notification demanding social security contributions for joint liability in 1993, in the amount of R$179,301, for which the risk is considered possible. No provision was made for this lawsuit. This process is at the 2nd administrative level.

e.	Legal proceedings imposed fines amounting to R$161,982 for distribution of dividends when the Company was allegedly in debt to INSS. No provision was made for the balance, for which the likelihood of loss is deemed possible. This matter is at the 2nd administrative level.

f.	On December 20, 2005, tax deficiency notices related to the period between May/1995 and December/1998 were drawn against the Company, demanding the payment of social security contributions amounts, assessed under an estimated tax base and taking into consideration the existence of a joint liability among the Company, general service providers and civil construction companies. R$224,825, which is based on the tax authority’s use of incorrect criteria for determining the amount of the tax, has been deemed a at remote risk by legal advisors. R$169,642 is also deemed at remote risk, pending the tax authority’s assessment of technical reports from engineering institutes on the proper items that should make up the tax base. The amount of R$750,722 is classified as possible risk, due to the existing judicial arguments towards the maintenance of the procedure adopted by the Company and the removal of the joint liability. Such proceeding is presently at the 1st administrative level and no provision was made.

g.	On December 20, 2005, tax deficiency notices related to the period between January/1995 and December/1998 were drawn against the Company, demanding the payment of social security contributions assessed under paid amounts resulting from Labor Claims filed by the Companies CETERP and CTBC, that used the company’s financial reserves contained in the balance sheet as tax base. The evaluation carried out by the legal advisors considered it a possible risk, due to the non-existence of legal grounds to estimate the referred contributions, which are based on accounting book reserves. An administrative defense was presented, and its value summarizes the total amount of R$5,053. Considering the risk level, no provision was registered.

•	Claims by the Finance Secretariat of the State of São Paulo, referring to:

h.	Assessments on October 31 and December 13, 2001, related to ICMS (State VAT) allegedly due on international long-distance calls amounting to approximately R$19,475 for the period from November to December 1996, R$145,252 from January 1997 to March 1998, considered as a possible risk, and to R$178,015 for the period from April 1998 to December 1999, considered as a remote risk. All proceedings are at the 2nd administrative level. Considering the risk level, no provision was made.

i.	Assessment on February 29, 2000 demanding payment of the ICMS allegedly due on cell phone activation in the period from January 1995 to December 1997, plus fines and interest, amounting to approximately R$278,899 and considered as a remote risk. The claim is at the 1st administrative level. Considering the risk level, no provision was made.

j.	Assessment on July 2, 2001 demanding the difference in ICMS paid without late-payment penalty, amounting to R$5,771, considered as a possible risk. The claim is in the 2nd lower court level. Considering the risk level, no provision was made.

k.	Infraction notice related to the use of credits in the period from January to April 2002, in the amount of R$29,816, for which the risk is considered remote. The claim is at the 2nd administrative level.

l.	Infraction notice related to the use of ICMS credits on acquisition of consumable materials, in the amount of R$10,841, for which the risk is considered probable. The claim is at the 2nd administrative level. According to the risk, provision was made.

m.	Infraction notice related to the non-reversal of ICMS credits in proportion to sales and exempt and non-taxed services in the period from January 1999 to June 2000, in addition to an ICMS credit unduly used in March 1999. The total amount involved is R$102,267. The risk is considered possible by legal counsel. The claims are at the 2nd and first administrative level, respectively. Considering the risk level, no provision was made.

n.	Notifications amounting to R$7,962 regarding the defunct Ceterp’s fiscal benefit loss, through State Order nº 48.237/03, due to underpayment owing to an incorrect calculation of the debt amount, considered as possible risk. Considering its risk level, no provision was made.

o.	Fiscal executions demanding about R$4,307 concerning ICMS differences related to the period from May 1999 to June 2003. The Company is preparing documents to prove these amounts have been paid. The proceeding is at the 1st lower court level and it is considered as possible risk. No provision was made.

•	Litigation at the Federal and Municipal levels:

p.	The Company filed a lawsuit challenging the expansion of the COFINS and PIS (taxes on revenue) (COFINS until February 2004 tax basis and PIS until November 2002 tax basis), requiring the inclusion of financial and securitization income and exchange gains, instead of only on operating revenues. Despite the injunction obtained suspending the change in the calculation method, the Company recognized a provision of R$260,536, in case the final court decision is unfavorable to the Company.

q.	FINSOCIAL, currently COFINS, was a tax on gross operating revenues, originally established at a rate of 0.5% and gradually and subsequently raised to 2.0%. Such rate increases were judicially challenged with success by several companies, which led to the creation of taxable credits, caused by higher payments, which were offset by CTBC (company merged into the Company in November 1999) against current payments of related taxes, the COFINS. Claiming that those offsets made by CTBC were improper, the Federal Government made an assessment in the amount of R$16,237, considered as a possible loss. The claim is at the 2nd court level.

r.	Litigation contesting the incidence of taxation for corporate income tax, social contribution tax, PASEP and COFINS on telecommunication services of Ceterp, merged in November 2000, based on paragraph 3 of article 155 of the Federal Constitution, according to which, with the exception of VAT and taxes on exports and imports, no other taxation applies to services. The Company considers this case as a probable loss, and has reserved the amount of R$70,882. The claim is in the 2nd court.

s.	Lawsuit filed to obtain a court decision declaring the nonexistence of a legal tax relationship between Telesp and the Federal Government, the defendant, that would require the Company to pay the Economic Domain Intervention Contribution Tax (CIDE) on remittances to be made based on contracts with foreign residents, since the unconstitutionality of the referred tax is clear. The lawsuit also requests approval to offset, against other taxes payable, the amount of R$2,190, monetarily restated, related to the CIDE payment made in March 2002. The Company made an escrow deposit of R$2,178 related to the remittance made on October 18, 2002. The Company recognized a reserve for the unpaid amounts, in the amount of R$14,043. The claim is at the 1st low court.

t.	Fiscal execution demanding differences regarding income tax, declared on DCTF’s (Federal Tax Contribution Declaration) in 1999, around R$5,082, is considered as possible risk. It is at the 1st administrative level and no provision was made.

u.	At the municipal level, the Company has contingencies related to real estate tax (IPTU), municipal tax on services (ISS), fines and charges in the amount of R$863, which have been all accrued due to the existence of favorable and unfavorable decisions in relation to the Company’s position.

v.	The City of São Paulo assessed the Company, alleging differences in the payment of the municipal tax on services (ISS), by the imputation of fines of 20% not paid by the Company, in the amount of R$18,426. The Company did not reserve for this contingency, since the lawyers responsible for this case believe that the risk is possible but not probable. The claim is at the 1st court level.

w.	On December 15, 2005, ANATEL edited Abridgment nº 01 (subsequently changed to Abridgment nº 07), where it confirmed its opinion concerning not exclude interconnection expenses from FUST basis, modifying its previous position. The Abridgment has retroactive application, since January, 2001. Thus, through ABRAFIX – Brazilian Fixed Telecommunication Companies Association, on January 9, 2006, the Company petitioned a Security Mandate in order to assure the possibility of excluding interconnection expenses from FUST basis. The lawsuit is at the 1st court level and it is considered as possible for legal counsels. The amount involved is R$88,067 and no provision was made.

x.	There are other contingencies that have also been accrued, for which the involved amount is R$50,783; the risk is considered probable by management.

25.3. Civil contingencies

The Company has various civil contingencies in the amount of R$1,722,359 at December 31, 2005, of which R$56,569 was reserved to cover probable losses.

These contingencies are related to different proceedings, including: telephone line with no recognized ownership, material and personal damages indemnity, and others, in which the aggregate amount in controversy is R$369,166. The Company is also involved in public class action lawsuits related to the Community Telephone Plan (PCT), claiming the possible right for indemnity for purchasers of the expansion plans who did not receive shares for their financial investment, in the municipalities of Santo André, Diadema, São Caetano do Sul, São Bernardo do Campo, Ribeirão Pires and Mauá, involving a total amount of approximately R$283,856. The risks involved are considered possible by legal counsel. The claim is in the 2nd court.

Moreover, there is a claim by ASTEL – Sistel Participants Association in São Paulo State, against the Company, Sistel Foundation and others, relating to PAMA - Pension Benefit and Health Care for retirees, about the following issues: (i) prohibition of charging contributions from the retirees who joined PAMA; (ii) reinstatement of retirees whose subscriptions were suspended due to default; (iii) revaluation of PAMA’s economics needs ; (iv) reapplication of incidence basis of contributions on total and gross amount of payroll of all Company’s employee; (v) inclusion of all hospitals, doctors, clinics and laboratories which were excluded by Sistel and (vi) equity accounting distribution review. The Company’s management, based on its legal counsel opinion, consider this proceeding as possible risk, with an estimated amount of R$131,882. According to the risk, no provision was recorded.

26. Pension and other post-retirement benefits

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

In December, 2004, there was constituted Visão Prev Sociedade de Previdência Complementar in order to manage Visão Plan and Telesp PBS, which were transferred from Sistel to this new entity. Visão Prev obtained an authorization through Official Letter nº 123, on October 7, 2004, from Supplementary Pension Plan Secretariat. The transfer of the plan’s assets and liabilities was effective on February 18, 2005.

The transfer process of Telesp’s Visão Plan and Telesp PBS Plan was approved by Supplementary Pension Plan Secretariat through the Official Letter nº 49/DEPAT/SPC and nº 50/DEPAT/SPC, published on January 12, 2005, respectively.

Such transfer did not cause any onus to the participants, since the rules and participants’ rights were maintained. Fundação Sistel will continue as PBS-A and PAMA administrator, and Telesp will continue sponsoring these plans with solidarity to the other Sistel sponsors.

Telesp individually sponsors a defined retirement benefit plan (PBS Telesp Plan), which covers less than 1% (0.92%) of the Company’s employees. In addition to the supplemental pension benefit, health care (PAMA) is provided to retired employees and their dependents, at shared costs. Contributions for the PBS Telesp Plan are determined based on actuarial valuations prepared by independent actuaries, in accordance with the rules in force in Brazil. The method used to determine costing is the capitalization method and the contribution by the sponsoring entity is 6.93% of payroll of employees covered by the plan, of which 5.43% is allocated to the cost of the PBS Telesp Plan and 1.5% to the cost of the PAMA Plan.

As a consequence of the favorable results of Telesp’s PBS Plan, there will not be contribution for the Past Service in 2006.

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

In 2005, the Company made contributions to the PBS Telesp Plan in the amount of R$444 (R$285 in 2004) and the Visão Telesp Plan in the amount of R$23,585 (R$20,657 in 2004).

A. Telecom individually sponsors a defined contribution plan similar to that of Telesp, the Visão Assist Benefit Plan, which covers about 49% of its employees. A. Telecom’s contributions to that plan totaled R$312 (R$225 in 2004).

The Company recognized actuarial liabilities as provided in CVM Instruction No. 371 of December 13, 2000. The actuarial valuation of the plans was made using the projected unit credit method. For multiemployer plans (PAMA and PBS-A), apportionment of assets is made based on the sponsoring entity’s actuarial liabilities in relation to the plans’ total actuarial liabilities.

The accrual for the plans as of December 31, 2005 and 2004 is as follows:

Plan	2005	2004
PBS / Visão Telesp / CTB	21,857	25,734
PAMA	23,106	18,917
Visão Assist	—	87

Total	44,963	44,738

a) Reconciliation between assets and liabilities

	2005
	PBS/Visão- Telesp/CTB	PAMA (i)	PBS-A (i) (ii)	Visão Assist
Total actuarial liabilities	108,323	77,961	831,651	195
Fair value of assets	109,948	54,855	1,077,350	341

Liabilities (assets), net	(1,625)	23,106	(245,699)	(146)

Unrecorded surpluses	23,482	—	245,699	146

Recorded balance	21,857	23,106	—	—

	2004
	PBS/Visão- Telesp/CTB	PAMA (i)	PBS-A (i) (ii)	Visão Assist
Total actuarial liabilities	114,700	75,388	768,752	257
Fair value of assets	98,606	56,471	999,710	170

Liabilities (assets), net	16,094	18,917	(230,958)	87

Unrecorded surpluses	9,640	—	230,958	—

Recorded balance	25,734	18,917	—	87

(i)	Refers to Telesp’s proportional share of assets and liabilities of multisponsored plans PAMA and PBS-A.

(ii)	Despite the surplus of PBS-A as of December 31, 2005 and 2004, no asset was recognized by the sponsor in view of the legal impossibility of reimbursement of such surplus, in addition to the fact that this is a noncontributory plan, which prevents a reduction of the sponsor’s contributions in the future.

b) Expenses recognized in income

	2005
	PBS /Visão Telesp/CTB	PAMA	Visão – Assist
Service cost	120	41	32
Interest cost	8,875	8,321	26
Expected return on assets	(7,718)	(8,979)	(22)
Employees’ contributions	(229)	—	—

	1,048	(617)	36

	2004
	PBS /Visão Telesp/CTB	PAMA	Visão – Assist
Service cost	2,931	77	17
Interest cost	13,006	12,395	15
Expected return on assets	(9,855)	(6,860)	(16)
Employees’ contributions	(366)	—	—
Recognition of (gains) losses for the year	(11,258)	(35,665)	90

	(5,542)	(30,053)	106

c) Change in net actuarial liabilities (assets)

	PBS /Visão Telesp/CTB	PAMA	Visão –Assist
Liabilities, net – December 31,2003	33,398	48,996	2
Expenses for 2004	5,716	5,612	16
Companies’ contributions for 2004	(2,122)	(26)	(21)
Recognition of (gains) losses for the year	(11,258)	(35,665)	90

Liabilities, net – December 31,2004	25,734	18,917	87

Expenses for 2005	1,783	(617)	36
Companies’ contributions for 2005	(6,579)	(20)	(35)
Recognition of (gains) losses for the year	919	4,826	(234)

Liabilities (assets), net – December 31,2005	21,857	23,106	(146)

Actuarial assets not recognized	—	—	146

Actuarial liabilities recognized on Balance Sheet	21,857	23,106	—

d) Change in actuarial liabilities

	PBS /Visão- Telesp/CTB	PAMA	PBS-A	Visão Assist
Actuarial liability as of December 31, 2003	120,699	112,414	746,492	150
Cost of current service	2,932	77	—	17
Interest on actuarial liabilities	13,006	12,395	80,786	15
Benefits paid during the year	(6,283)	(4,673)	(65,345)	—
Actuarial (gains) losses for the year	(15,654)	(44,825)	6,819	75

Actuarial liability as of December 31, 2004	114,700	75,388	768,752	257

Cost of current service	3,232	41	—	32
Interest on actuarial liabilities	12,099	8,321	83,007	27
Benefits paid during the year	(9,313)	(5,845)	(68,604)	—
Actuarial (gains) losses for the year	(12,395)	56	48,496	(121)

Actuarial liability as of December 31, 2005	108,323	77,961	831,651	195

e) Change in plan assets

	PBS /Visão- Telesp/CTB	PAMA	PBS-A	Visão Assist
Fair value of plan assets at December 31, 2003	87,301	63,418	891,936	148
Benefits paid during the year	(6,283)	(4,673)	(65,346)	—
Contributions during the year	2,440	25	—	20
Return on plan assets during the year	9,855	(2,299)	173,120	17
Gains (Losses) on Assets	5,293	—	—	(15)

Fair value of plan assets at December 31, 2004	98,606	56,471	999,710	170

Benefits paid during the year	(9,314)	(5,845)	(68,604)	—
Contributions during the year	6,767	20	—	36
Return on plan assets during the year	13,141	4,209	146,244	22
Gains on Assets	748	—	—	113

Fair value of plan assets at December 31, 2005	109,948	54,855	1,077,350	341

f) Expenses estimated for 2006

	PBS /Visão Telesp/CTB	PAMA	Visão – Assist
Cost of current service	89	—	35
Interest cost	9,296	8,616	21
Expected return on assets	(9,059)	(6,846)	(48)
Employees’ contributions	(47)	—	—

Total	279	1,770	8

g) Actuarial assumptions

	2005
	PBS/Visão Telesp/ Visão Assist/CTB	PAMA	PBS-A
Rate used for present value discount of actuarial liabilities	11.30% p.a.	11.30% p.a.	11.30% p.a.

Expected return on plan assets	13.98% p.a.	12.88% p.a.	12.53% p.a.

Future salary increase rate	7.10% p.a.	Not applicable	7.10% p.a.

Inflation	5.00% p.a.	5.00% p.a.	5.00% p.a.

Medical cost increase rate	Not applicable	8.15%p.a.	Not applicable

Increase in use of medical services for each additional year of age	Not applicable	4.00% p.a.	Not applicable

Benefit growth rate	5.00% p.a.	5.00% p.a.	5.00% p.a.

Capacity factor – salaries	98.00%	Not applicable	Not applicable

Capacity factor – benefits	98.00%	Not applicable	Not applicable

Mortality rate	UP94 with 2 years of aggravation segregated by sex	UP94 +2	UP94 with 2 years of aggravation segregated by sex

Disability mortality rate	IAPB-57	Not applicable	IAPB-57

Disability rate	Mercer Disability Table	Mercer Disability Table	Not applicable

Turnover table	0.15/(Employment time + 1) up to 50 years old - zero	Not applicable	Not applicable

Retirement age	Age at which participants are first entitled to one of the benefits	Age at which Social Security Retirement is eligible	Not applicable

Married active participants on retirement date	95.00%	Not applicable	Not applicable

Age difference between participants and spouses	Wives are four years younger than husbands	Not applicable	Not applicable

Number of active participants and dependents	—	—	—

Number of participants’ beneficiaries	—	3,282	5,334

Number of PBS - Telesp Plan/CTB active participants	44	—	—

Number of PBS - Telesp Plan/ CTB retired participants	748	—	—

Number of dependent groups of retirees - PBS – Telesp/CTB	23	—	—

Number of active participants of Visão Telesp Plan (including self-sponsored)	6,798	—	—

Number of active participants of Visão Assist Plan	77	—	—

	2004
	PBS/Visão Telesp/ Visão Assist/CTB	PAMA	PBS-A
Rate used for present value discount of actuarial liabilities	11.30% p.a.	11.30% p.a.	11.30% p.a.

Expected return on plan assets	13.75% p.a.	16.40% p.a.	12.20% p.a.

Future salary increase rate	7.10% p.a.	7.10% p.a.	7.10% p.a.

Inflation	5.00% p.a.	5.00% p.a.	5.00% p.a.

Medical cost increase rate	Not applicable	8.15%p.a.	Not applicable

Increase in use of medical services for each additional year of age	Not applicable	4.00% p.a.	Not applicable

Benefit growth rate	5.00% p.a.	5.00% p.a.	5.00% p.a.

Capacity factor – salaries	98.00%	Not applicable	Not applicable

Capacity factor – benefits	98.00%	Not applicable	Not applicable

Mortality rate	UP84 with 1 year of aggravation segregated by sex	UP84 +1	UP84 with 1 year of aggravation segregated by sex

Disability mortality rate	IAPB-57	Not applicable	Not applicable

Disability rate	Mercer Disability Table	Mercer Disability Table	Not applicable

Turnover table	0.15/(Employment time + 1) up to 50 years old - zero	Not applicable	Not applicable

Retirement age	Age at which participants are first entitled to one of the benefits	Age at which Social Security Retirement is eligible	Not applicable

Married active participants on retirement date	95.00%	Not applicable	Not applicable

Age difference between participants and spouses	Wives four years younger than husbands	Not applicable	Not applicable

Number of active participants and dependents	—	78	—

Number of participants’ beneficiaries	—	4,188	5,378

Number of PBS - Telesp Plan/CTB active participants	48	—	—

Number of PBS - Telesp Plan/ CTB retired participants	775	—	—

Number of dependent groups of retirees - PBS – Telesp/CTB	23	—	—

Number of active participants of Visão Telesp Plan (including self-sponsored)	6,836	—	—

Number of active participants of Visão Assist Plan	50	—	—

27. Shareholders’ equity

a. Share capital

The Company’s authorized share capital at December 31, 2005 was 700 million shares, both common and preferred, with the Board of Directors being the body that is competent to approve any increase and issue of additional shares, within the limit of authorized capital.

Capital subscribed and paid-up at the balance sheet date was represented by the following shares, without par value:

Number of shares	2005	2004 (a)
Total shares:
Common shares	165,320,206	165,320,206,602
Preferred shares	328,272,072	328,272,072,739

Total	493,592,278	493,592,279,341
Treasury Shares
Common shares	(1,258,508)	—
Preferred shares	(303,879)	—

Total	(1,562,387)	—

Total outstanding shares	492,029,891	493,592,279,341

Shareholders’ equity	10,204,207	11,398,632

Book value per outstanding share (R$)
Common and preferred shares	20.74	23.09	(b)

(a)	Had the reverse stock split described below occurred on December 31, 2004, shares outstanding would be 165,320,207 and 328,372,072 common and preferred shares, respectively.
(b)	In thousand of shares

The Company’s share capital may be increased only by a decision taken at a shareholders’ meeting or by the Board of Directors up to the limit of authorized capital.

The preferred shares are non-voting except under limited circumstances and are entitled to receive cash dividends 10% higher than those attributed to common shares and have priority over the common shares in the case of liquidation of the Company.

Reverse Split of shares

On February 22, 2005, the Company, represented by its Board of Directors, in compliance with CVM Instruction 358/02, published Relevant Fact and on May 11, 2005, proposed to the General Shareholders’ Meeting the reverse of split of representative shares of the Company’s share capital, according to Law 6,404/76, Article 12.

The shareholders approved the reverse split of 165,320,206,602 common shares and 328,272,072,739 preferred shares, in the proportion of 1,000 (one thousand) shares to 1 (one) share of the same class, without reduction of the capital stock. The capital stock turned to be represented by 493,592,278 shares, of which 165,320,206 are common shares and 328,272,072 are preferred shares.

Shareholders had the period from May 12, 2005 to June 24, 2005, by their free and exclusive criteria, to restate their share position, by types, in a multiple thousand shares lot, pursuant negotiations through stock brokers authorized for operating at Bovespa, as well as to take the necessary steps for Securities and Exchange Commission – SEC. From June 27, 2005 the representative shares of the Company’s capital stock started being negotiated on this new format and by unit quotation.

The remaining fraction shares were integrally sold by auction at Bovespa, on July 15, 2005. The net amount obtained after the selling of shares by auction was available to the shareholders, according to the publication on July 21, 2005. Such amount is registered on the Company’s balance sheet as “Other Liabilities” (Note 24).

From June 27, 2005, each ADR started being represented by 1 (one) preferred shares.

b. Capital reserves

Share premium

This reserve represents the amount exceeding book value of the shares arising from issuance or capitalization on the date of issuance.

Donations and subsidies

This reserve represents amounts received as donations of property resulting from plant expansion for telecommunication services.

Other Capital Reserves

These reserves are represented by tax incentive investments and treasury shares.

The treasury shares were acquired through an auction at the São Paulo Stock Exchange – BOVESPA, on July 15, 2005, of which 1,258,508 were common shares and 303,879 were preferred shares, resulting of the reverse split process of the capital stock of Telesp (see Note 27a). This acquisition contributed to the necessary liquidity for shareholders’ payment. The average cost was R$37.68. On December 31, 2005, the market value for the registered treasury shares was R$61,752. On March 9, 2006, was approved at the Extraordinary General Shareholders’ Meeting the cancellation of the treasury shares.

c. Income reserves

Legal reserve

Brazilian corporations are required to appropriate 5% of annual net income to a legal reserve until that reserve equals 20% of paid-up share capital, or 30% of nominal paid-up share capital plus capital reserves; thereafter, appropriations to this reserve are not compulsory. This reserve can be used only to increase share capital or offset accumulated losses. The Company did not appropriate legal reserve in 2005 since capital reserves plus legal reserve would exceed 30% of share capital (Law 6,404/76, Article 193).

d. Retained earnings

Net income for 2005 was fully allocated to dividends and interest on shareholders’ equity. As a result of this allocation, part of retained earnings from prior years, in the amount of R$1,228,053 has been used to distribute dividends and interest on shareholders’ equity.

Under Brazilian Corporate Law, as amended in October 2001, net income for the year shall be fully allocated under the situations prescribed in that law, and its destination will be decided at the Shareholders’ Meeting.

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

For 2005 and 2004, dividends and interest on shareholders’ equity were calculated, as follows:

	2005	2004
Statutory minimum dividends based on adjusted net income:
Net income	2,541,947	2,181,149
Allocation to legal reserve	—	(109,058)

Adjusted net income	2,541,947	2,072,091

Statutory minimum dividends of 25%	635,487	518,023

Interest on shareholders’ equity, net of income tax on minimum dividends	833,000	755,310
Additional dividends declared	2,790,000	2,209,690

Total dividends paid and declared, net of income tax	3,623,000	2,965,000

	2005		2004 (1)
Amounts per share - R$	Gross	Net	Gross	Net
Interest on shareholders’ equity
Common shares	1.865213	1.585431	1.688007	1.434806
Preferred shares	2.051734	1.743674	1.856808	1.578286

(1)	In thousand of shares

	2005
Amounts per share - R$	Common	Preferred
Interest on shareholders’ equity - net of income tax	1.585431	1.743974
Interim dividends declared in April 2005	2.849439	3.134382
Interim dividends declared in September 2005	2.457954	2.703750

	6.892824	7.582106

	2004
Amounts per thousand shares - R$	Common	Preferred
Interest on shareholders’ equity - net of income tax	1.434806	1.578286
Interim dividends declared in April 2004	1.165553	1.282108
Interim dividends declared in October 2004	3.032030	3.335233

	5.632389	6.195627

	2005	2004
Number of outstanding shares at December 31 (in thousands)	492,029	493,592,279

Common shares	164,061	165,320,206
Preferred shares	327,968	328,272,073

f. Interest on shareholders’ equity

Under Brazilian law, a Company may pay interest on shareholders’ equity, deductible for tax purposes, in lieu of paying dividends, which are not tax deductible.

As proposed by management, in December 2005 and 2004, interest on shareholders´equity fully attributed to mandatory minimum dividends was credited, pursuant to Article 9 of Law No. 9,249/95, net of withholding income tax.

The proposed interest on shareholders’ equity was determined as follows:

	2005	2004
Interest on shareholders’ equity	980,000	888,600

Common shares	306,868	279,062
Preferred shares	673,132	609,538
Withholding tax	(147,000)	(133,290)

Interest on shareholders’ equity included in dividends	833,000	755,310

Tax-exempt shareholders will receive interest on shareholders’ equity in full, not subject to withholding tax.

Dividends and interest on shareholders’ equity credited in 2005 and 2004 are higher than the mandatory minimum dividend established by the Company’s bylaws and Article 202 of Law No. 6,404/76. Additional dividends of 10% more than common shares are credited to preferred shareholders, as prescribed by Article 17 of Law No. 6,404/76, amended by Law No. 10,303/01.

g. Payment of dividends and interest on capital

On April 1, 2005, the Board of Directors approved the distribution of interim dividends in the amount of R$1,500,000 based on retained earnings as of December 31, 2004 and Interest on Shareholders’ Equity in the amount of R$359,000 (R$305,150 net of income tax), to shareholders included in the records on April 29, 2005. Dividends were paid beginning April 20, 2005 and interest on shareholders’ equity from October 24, 2005.

On September 19, 2005, the Board of Directors approved the payment of interim dividends based on the financial statements as of June 30, 2005, in the amount of R$1,290,000, and interest on shareholders’ equity in the amount of R$241,000 (R$204,850 net of income tax), which started being paid to shareholders included in the records on October 24, 2005.

On December 12, 2005, the Board of Directors approved, “ad referendum” of General Shareholders’ Meeting, the payment of interest on shareholders’ equity credit regarding 2005 in the amount of R$380,000 (R$323,000 net of income tax). The payment date will be decided at the General Shareholders’ Meeting.

h. Unclaimed dividends

Dividends and interest on shareholders’ equity unclaimed by shareholders within three years from declaration are reversed to retained earnings, in conformity with Law No. 6404, Article 287, II, item a, of December 15, 1976.

28. TRANSACTIONS AND BALANCES WITH RELATED PARTIES

	2005
	Atento Brasil S.A.	Grupo Brasilcel (VIVO)	Emergia Brasil Ltda.	Telefônica S.A.	Cia. Telecom. de Chile Transm. Regionales S.A.	Telefónica de Argentina S.A.	Telefónica de España S.A.	Telefônica Empresas S.A.
ASSETS
Current assets	11,549	151,283	172	2,844	1,025	2,009	2,005	16,796

Trade accounts receivable, net	6,777	149,857	60	—	836	2,009	2,005	14,273
Other assets	4,772	1,426	112	2,844	189	—	—	2,523
Noncurrent assets	—	—	30	256	—	—	—	3,181

Total assets	11,549	151,283	202	3,100	1,025	2,009	2,005	19,977

LIABILITIES
Current liabilities	41,860	201,410	7	—	886	2,125	3,829	20,077

Accounts payable and accrued expenses	41,858	201,410	—	—	886	2,125	3,829	20,058
Other liabilities	2	—	7	—	—	—	—	19
Long-term liabilities	—	—	3,324	—	—	—	—	12,818

Other long-term liabilities	—	—	3,324	—	—	—	—	12,818

Total liabilities	41,860	201,410	3,331	—	886	2,125	3,829	32,895

STATEMENT OF INCOME
Revenue	10,121	202,077	527	—	594	3,343	—	120,365

Net operating revenue	10,121	164,204	312	—	594	3,343	—	120,365
Other operating income	—	37,873	215	—	—	—	—	—
Costs and expenses	(238,140)	(1,755,319)	(235)	—	(447)	(4,047)	(3,783)	(234,241)

Cost of goods and services	(56,960)	(1,718,652)	(235)	—	(447)	(4,047)	(3,783)	(123,677)
Selling	(180,383)	(36,043)	—	—	—	—	—	(107,384)
General and administrative	(797)	(624)	—	—	—	—	—	(3,180)

	2005
	Terra Networks Brasil S.A.	Telefônica Gestão de Serv. Comp. do Brasil Ltda.	Telefónica Interna- cional S.A.	SP Telecom.	Telefônica Pesquisas e Desenv. Ltda	Telefônica Public. Inform. Ltda	Others	Total
ASSETS
Current assets	6,512	12,662	18,318	—	173	6,087	1,225	232,660

Trade accounts receivable, net	5,571	14	—	—	—	279	233	181,914
Other assets	941	12,648	18,318	—	173	5,808	992	50,746
Noncurrent assets	22	2,129	187	—	97	4	3,893	9,799

Total assets	6,534	14,791	18,505	—	270	6,091	5,118	242,459

LIABILITIES
Current liabilities	17,707	8,682	277,436	67,342	28,491	2,046	4,276	676,174

Accounts payable and accrued expenses	17,689	8,682	—	—	28,482	230	3,910	329,159
Dividends payable	—	—	216,404	67,342	—	—	—	283,746
Other liabilities	18	—	61,032	—	9	1,816	366	63,269
Long-term liabilities	8	124	—	—	1	3	489	16,767

Other long-term liabilities	8	124	—	—	1	3	489	16,767

Total liabilities	17,715	8,806	277,436	67,342	28,492	2,049	4,765	692,941

STATEMENT OF INCOME
Revenue	80,428	2,552	—	—	—	485	3,259	423,751

Net operating revenue	80,428	902	—	—	—	485	3,259	384,013
Financial income	—	798	—	—	—	—	—	798
Other operating income	—	852	—	—	—	—	—	38,940

Costs and expenses	(69,879)	(67,415)	(25,835)	—	(8,654)	(833)	(3,648)	(2,412,476)

Cost of goods and services	(44,740)	(172)	—	—	(3,538)	—	(2,387)	(1,958,638)
Selling	(24,700)	(374)	—	—	(4,376)	(833)	(876)	(354,969)
General and administrative	(439)	(66,869)	(25,835)	—	(740)	—	(385)	(98,869)

	2004
	Atento Brasil S.A.	Grupo Brasilcel (VIVO)	Emergia Brasil Ltda.	Telefônica S.A.	Cia. Telecom. de Chile Transm. Regionales S.A.	Telefónica de Argentina S.A.	Telefónica de España S.A.	Telefônica Empresas S.A.
ASSETS
Current assets	15,088	268,509	914	2,778	1,479	1,901	2,233	15,605

Trade accounts receivable, net	2,051	256,345	42	—	1,265	1,582	2,233	14,007
Other Assets	13,037	12,164	872	2,778	214	319	—	1,598
Noncurrent assets	—	353	186	256	—	—	—	8,513

Total assets	15,088	268,862	1,100	3,034	1,479	1,901	2,233	24,118

LIABILITIES
Current liabilities	34,136	110,444	26	21	1,716	1,958	3,934	5,050

Accounts payable and accrued expenses	34,134	110,442	—	21	1,716	1,958	3,934	5,045
Other liabilities	2	2	26	—	—	—	—	5
Long-term liabilities	—	—	3,663	—	—	—	—	34,628

Accounts payable	—	—	103	—	—	—	—	34,628
Other long-term liabilities	—	—	3,560	—	—	—	—	—

Total liabilities	34,136	110,444	3,689	21	1,716	1,958	3,934	39,678

STATEMENT OF INCOME
Revenue	8,809	203,418	341	—	—	—	—	103,946

Net operating revenue	8,809	169,573	341	—	—	—	—	92,478

	Atento Brasil S.A.	Grupo Brasilcel (VIVO)	Emergia Brasil Ltda.	Telefônica S.A.	Cia. Telecom. de Chile Transm. Regionales S.A.	Telefónica de Argentina S.A.	Telefónica de España S.A.	Telefônica Empresas S.A.
Other operating income	—	33,845	—	—	—	—	—	11,468
Costs and expenses	(208,229)	(1,896,161)	(235)	—	(944)	(3,879)	(4,082)	(209,308)

Cost of goods and services	(47,175)	(1,838,729)	(235)	—	(944)	(3,879)	(4,082)	(92,782)
Selling	(161,003)	(57,006)	—	—	—	—	—	(24,577)
General and administrative	(51)	(426)	—	—	—	—	—	(4,131)
Other operating expenses	—	—	—	—	—	—	—	(87,818)

	2004
	Terra Networks Brasil S.A.	Telefônica Gestão de Serv. Comp. do Brasil Ltda.	Telefónica Interna- cional S.A.	Telefónica Procesos y Tecnologia de la Inform. S.A.	Telefônica Public. Inform. Ltda	Telefónica Móviles	Telefônica Pesquisas e Desenv. Ltda	Others	Total
ASSETS
Current assets	5,810	23,539	5,224	—	4,417	13,194	78	3,224	363,993

Trade accounts receivable, net	5,206	20	—	—	48	—	—	302	283,101
Other assets	604	23,519	5,224	—	4,369	13,194	78	2,922	80,892
Noncurrent assets	422	2,444	476	—	7	223	110	2,952	15,942

Total assets	6,232	25,983	5,700	—	4,424	13,417	188	6,176	379,935

LIABILITIES
Current liabilities	21,244	7,713	35,558	11,316	1,729	—	35,612	6,599	277,056

Accounts payable and accrued expenses	21,229	7,500	362	11,316	56	—	35,569	6,044	239,326
Other liabilities	15	213	35,196	—	1,673	—	43	555	37,730
Long-term liabilities	—	2,108	—	—	2	13,532	95	14	54,042

Other long-term liabilities	—	2,108	—	—	2	13,532	95	14	54,042

Total liabilities	21,244	9,821	35,558	11,316	1,731	13,532	35,707	6,613	331,098

STATEMENT OF INCOME
Revenue	59,699	1,248	—	—	525	—	—	115	378,101

Net operating revenue	59,699	821	—	—	525	—	—	115	332,361
Financial income	—	427	—	—	—	—	—	—	427
Other operating income	—	—	—	—	—	—	—	—	45,313
Costs and expenses	(89,374)	(78,563)	(24,013)	—	(4,542)	—	(8,772)	(5,874)	(2,533,976)

Cost of goods and services	(47,228)	(2,992)	—	—	—	—	(2,435)	(4,360)	(2,044,841)
Selling	(41,896)	(1,527)	—	—	(4,542)	—	(5,486)	(450)	(296,487)
General and administrative	(250)	(74,044)	(24,013)	—	—	—	(851)	(1,064)	(104,830)
Other operating expenses	—	—	—	—	—	—	—	—	(87,818)

	2003
	Atento Brasil S.A.	Grupo Brasilcel (VIVO)	Emergia Brasil Ltda.	Telefônica Factoring do Brasil Ltda.	SP Telecom. Holding Ltda.	Telefónica de Argentina S.A.	Telefónica de España S.A.	Telefônica Empresas S.A.
STATEMENT OF INCOME
Revenue	6,781	229,596	1,328	—	—	2,625	1,053	166,853

Net operating revenue	6,428	229,596	880	—	—	2,625	1,053	111,619
Financial income	353	—	—	—	—	—	—	—
Other operating income	—	—	448	—	—	—	—	55,234
Costs and expenses	(149,256)	(1,577,360)	—	—	—	(3,664)	(3,669)	(95,956)

Cost of goods and services	(29,990)	(1,577,360)	—	—	—	(3,664)	(3,669)	(8,882)
Selling	(116,152)	—	—	—	—	—	—	—
General and administrative	(3,114)	—	—	—	—	—	—	—
Other operating expenses	—	—	—	—	—	—	—	(87,074)

	2003
	Terra Networks Brasil S.A.	Telefônica Gestão de Serv, Comp, do Brasil Ltda.	Telefónica Internacional S.A.	Telefónica Procesos y Tecnologia de la Información S.A.	Others	Total
STATEMENT OF INCOME
Revenue	5,439	996	587	—	2,753	418,011

Net operating revenue	5,439	996	—	—	2,624	361,260
Financial income	—	—	587	—	129	1,069
Other operating income	—	—	—	—	—	55,682
Costs and expenses	(1,539)	(83,329)	(21,246)	—	(2,301)	(1,938,320)

Cost of goods and services	—	(33,606)	—	—	(2,175)	(1,659,346)
Selling	—	(15)	—	—	—	(116,167)
General and administrative	—	(49,708)	(21,246)	—	—	(74,068)
Financial expenses	(1,539)	—	—	—	(126)	(1,665)
Other operating expenses	—	—	—	—	—	(87,074)

Revenue from telecommunications services are comprised of the following:

•	services to Telefônica Empresas S.A. for subscriptions, rent from infrastructure and traffic payments;

•	services to Atento Brasil S.A. for subscriptions and others;

•	services to Terra Networks Brasil S.A. related to subscriptions and Speedy, and

•	services to Brasilcel Group companies (VIVO) related to subscriptions, network use and other.

The foregoing services are subject to tariffs and other regulatory conditions established by ANATEL. For unregulated services, the Company charges prices equivalent to those available to and from third-parties.

Other Operating Income includes specially rented equipment for IP Network and Speedy Link, rented to Telefônica Empresas S.A. since January 2004 and network infrastructure to Telesp Celular S.A., accounted for at technical and administrative services and other.

Cost of services provided and selling expenses primarily refer to the following:

•	services provided by Atento Brasil S.A. related to call center that handles, among other things, customer calls, product sales and services, as well as the collection of past-due bills;

•	services provided by Telefônica Gestão de Serviços Compartilhados do Brasil Ltda. related to asset management, logistics and transportation; and

•	services provided by Terra Networks Brasil S.A. related to advertising and sales commissions.

In addition, we pay for traffic services (cellular terminal) from and commissions to Brasilcel Group companies (VIVO). ANATEL regulates inputs related to telecommunications services, and we acquire other inputs under conditions equivalent available to and from third-parties.

General and administrative expenses refer to management services provided by T-Gestiona, in the accounting, financial, HR, IT, asset management and logistics areas; and management fees calculated up to 0.2% of net revenue, payable to Telefónica Internacional S.A. as management fee. The contracts and conditions related to management fees were negotiated at the time of the Company’s privatization auction.

In 2005, selling expenses refer to commissions on voice and data communication services provided to Telefônica Empresas S.A., which were registered as other operating expenses in 2004.

29. Insurance (not audited)

The policy of the Company and its subsidiaries, as well as that of the Telefónica Group, requires insurance coverage for all assets and liabilities involving significant amounts and high risks based on management’s judgment, following Telefónica S.A.’s corporate program guidelines. In this context, the Company obeys Brazilian Law in full for contracting insurance coverage.

Insurance	Coverage value
Operational Risks	US$	7,262,620
Optional Civil Responsibility	R$	1,000
ANATEL Guarantee Insurance	R$	5,420

30. Financial instruments

In compliance with the terms of CVM Instruction No. 235/95, the Company has evaluated the book values of its assets and liabilities in relation to market values based on available information and appropriate valuation methodologies. However, the interpretation of market information, as well as the selection of methodologies, requires considerable judgment and reasonable estimates in order to produce adequate realization values. As a result, the estimates presented do not necessarily indicate the amounts, which could be realized in the current market. The use of different market approaches and/or methodologies for the estimates may have a significant effect on the estimated realizable values.

Book and market values of financial instruments as of December 31 are as follows:

	2005		2004
Asset (liability)	Book Value	Market Value	Book Value	Market Value
Loans and financing	(2,397,608)	(2,404,200)	(2,756,243)	(2,783,035)
Derivatives	(294,255)	(231,793)	(235,918)	(124,457)
Cash and cash equivalents	463,456	463,456	238,577	238,577

	(2,228,407)	(2,172,537)	(2,753,584)	(2,668,915)

The Company has investments carried under both the cost and equity methods. The net assets of the Company’s subsidiary, Aliança Atlântica, are represented principally by an equity interest of 0.47% in Portugal Telecom.

The Company has a direct interest of 0.71% (0.69% in 2004) and an indirect interest of 0.24% (0.23% in 2004) in Portugal Telecom, carried at cost. The investment, at market value, is based on the last quotation of December 2005 on the Lisbon Stock Exchange for Portugal Telecom, equivalent to 8.55 euros (9.10 euros in December 2004):

	2005		2004
	Book Value	Market Value	Book Value	Market Value
Portugal Telecom - direct interest	75,362	189,267	75,362	263,309
Portugal Telecom - indirect interest through Aliança Atlântica	54,293	63,089	70,967	87,770

	129,655	252,356	146,329	351,079

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

The Company’s indebtedness and the results of operations are significantly affected by foreign exchange rate risk. As of December 31, 2005, 36.45% (44.60% at December 31, 2004) of the Company’s debt was denominated in foreign currency (U.S. dollar, Canadian dollar and Japanese Yen); where 99.37% (98.5% in 2004) was hedged by asset positions in foreign currency derivatives instruments (swaps for CDI). Gains or losses on these operations are recorded in income. In 2005, these transactions generated a net loss of R$414,721 (R$298,862 in 2004). The Company has recorded a liability of R$294,255 as of December 31, 2005 (R$235,918 in 2004) – see Note 24. Since these operations were made in order to protect the company and cover possible losses, part of the net consolidated loss of R$414,721 on derivatives transactions is compensated with the gains on exchange variation, in the amount of R$250,139.

The book and market values of the Company’s net exposure to exchange rate risk as of December 31, 2005 and 2004 are as follows:

	2005		2004
	Book Value	Market Value	Book Value	Market Value
Liabilities
Loans and financing	(873,966)	(875,581)	(1,228,566)	(1,237,400)
Purchase commitments	(37,138)	(37,138)	(42,986)	(42,986)
Asset Position on Swaps	868,450	872,859	1,253,415	1,270,788

Net exposure	(42,654)	(39,860)	(18,137)	(9,598)

Due to the complexity of the process and of the non-significance of the results, the Company decided not to renew the non-financial liabilities hedges denominated in foreign currency. However, it is still monitoring the results of such non-financial liabilities and may decide to contract new hedges in the future if such non-financial exposure starts to be relevant or if the Company so decides for any other reason.

The valuation method used to calculate the market value of loans, financing and derivative financial instruments (foreign exchange swaps) was the discounted cash flow method, considering settlement or realization expectations of liabilities and assets, at market rates prevailing on the balance sheet date.

For BR CL purposes, the hedge (“swaps”) transactions are evaluated at the accrual basis method, which is considered all the contracted terms.

b. Interest rate risk

This risk arises from the possibility that the Company may incur losses due to internal and external interest rate fluctuations affecting the Company’s results.

As of December 31, 2005, the Company had R$873,966 (R$1,228,566 as of December 31, 2004) of loans and financing in foreign currency, of which R$478,158 (R$562,980 as of December 31, 2004) was at fixed interest rates and R$395,808 (R$665,586 as of December 31, 2004) was at variable interest rates (Libor). To hedge against the exchange risk on these foreign currency debts, the Company has hedge transactions in order to peg these debts to local currency, at floating rates indexed to the CDI x fixed-rates to partially hedge against internal interest rate fluctuations. The loans and financing position is also composed of debentures, issued in 2004, which indexation is based on CDI variation, in the amount of R$1,521,744 (R$1,521,959 in 2004).On the other hand, the company also invests its excess cash (temporary cash investments) of R$463,456 (R$238,577 as of December 31, 2004), mainly in short-term instruments, based on the CDI variation, which reduces this risk. The book values of these instruments approximate market values, since they may be redeemed in the short term.

Another risk to which the Company is exposed is the non-matching of the monetary restatement indices for its debt and for accounts receivable. Telephone tariff adjustments do not necessarily follow increases in local interest rates, which affect the Company’s debt.

c. Debt acceleration risk

As of December 31, 2005, certain loan and financing agreements contain restrictive clauses (covenants), typically included in such agreements, relating to cash generation, debt ratios and other restrictions. The Company has complied with these restrictive clauses in full, and such covenants do not restrict our ability to conduct our ordinary course of business.

d. Credit risk

This risk arises from the possibility that the Company may incur losses due to the difficulty in receiving amounts billed to its customers. The credit risk on accounts receivable is dispersed. The Company constantly monitors the level of accounts receivable and limits the risk of past-due accounts, interrupting access to telephone lines in case the customer does not pay the related bills in 30 days. Exceptions are made for telecommunications services that must be maintained for security or national defense reasons.

As of December 31, 2005, the Company’s customer portfolio had no subscribers whose receivables were individually higher than 1% of the total accounts receivable from services.

The Company is also subject to credit risk related to temporary cash investments and receivables from swap transactions. The Company reduces this exposure by diversifying it among first line financial institutions.

31. Management compensation

For the year ended December 31, 2005, the Company paid approximately R$23,600 (R$19,400 in 2004 and R$13,000 in 2003) as management compensation to the Board of Directors and officers, of which R$16,100 (R$11,500 in 2004 and R$9,800 in 2003) refers to salaries and benefits and R$7,500 (R$7,900 in 2004 and R$3,200 in 2003) to bonus compensation.

32. Relevant fact

According to the relevant fact published on November 22, 2005, Board of Directors, in a meeting on November 21, 2005, approved the proposal relating corporate restructuring involving its subsidiaries A. Telecom S.A. (formerly Assist Telefónica S.A.), Santo Genovese Participações Ltda. and Atrium Telecomunicações Ltda.

The restructuring will occur in 2006, and it will be as follows: at first, Atrium will be merged by Santo Genovese and, consequently, will be extinguished. The capital stock of the merger Company will not be increased with such transaction. Secondly, Santo Genovese will be merged by A. Telecom, and, consequently, will be extinguished after this transaction. The Santo Genovese’s capital quota, hold by Telesp, will be replaced for shares issued by A. Telecom in the capital increase due to Santo Genovese’s equity merger. The shares to be issued by A. Telecom will be totally attributed to Telesp, instead of the investment in Santo Genovese, not being allowed any other shareholder in A. Telecom, that will be Telesp’s wholly-owned subsidiary and will execute the same activities performed by Atrium.

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

a. Monetary Restatement of 1996 and 1997

As discussed in Note 2.c., the Company changed the basis of presentation of its financial statements from the Constant Currency Method to BR CL in 2003. Under BR CL, the effects of monetary restatement are recorded until December 31, 1995. Since Brazil was still considered a highly inflationary economy until 1997, the U.S. GAAP reconciliation herein presented includes an adjustment to record monetary restatement up to December 31, 1997. The amortization of the asset appreciation, which originated from such monetary restatement has been recognized in the reconciliation to U.S. GAAP. The loss related to monetary restatement on disposal of such assets is classified for U.S. GAAP purposes as a component of other operating expenses.

b. Different criteria for capitalizing and depreciating capitalized interest

Until December 31, 1993, under BR CL, telecommunication companies capitalized interest was not added to the individual assets in property, plant and equipment, instead it was capitalized separately and amortized over a time period different from the useful lives of the related assets. Also, until December 31, 1998, under BR CL, as applied to companies in the telecommunications industry, interest attributable to construction-in-progress was computed at the rate of 12% per annum of the balance of construction-in-progress and that part which related to interest on third party loans was credited to interest expense based on actual interest costs with the balance relating to its own capital being credited to capital reserves. Since January 31, 1999, as permitted under BR CL, the Company did not capitalize interest attributable to construction-in-progress under BR CL.

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

The effects of these different criteria for capitalizing and depreciating capitalized interest are presented below:

	2005	2004	2003
Capitalized interest difference
U.S. GAAP capitalized interest:
Interest which would have been capitalized and credited to income under U.S. GAAP (interest incurred on loans from the Company’s parent and from third parties, except in years where total loans exceeded total Construction in progress, when capitalized interest is reduced proportionately)	40,005	27,242	33,518
Capitalized interest on disposals	(23,832)	(22,229)	(14,846)

	16,173	5,013	18,672
Less BR CL capitalized interest:
Capitalized interest on disposals	24,528	23,125	15,649

U.S. GAAP difference	40,701	28,138	34,321

Amortization of capitalized interest difference
Depreciation under BR CL	194,866	205,262	218,852
Capitalized interest on disposals	(22,373)	(22,577)	(10,108)

	172,493	182,685	208,744
Less: Amortization under U.S. GAAP	(189,338)	(197,309)	(207,603)
U.S. GAAP difference in accumulated depreciation on disposals	21,738	21,702	9,589

	(167,600)	(175,607)	(198,014)

U.S. GAAP difference	4,893	7,078	10,730

c. Pension and other post-retirement benefits

The Company sponsors three single-employer pension plan: PBS, single-employer sponsored pension plan for active employees; Visão, a defined benefit plan which calls for contributions by participating employees and by the Company as a sponsor and CTB, a pension plan which supplements the retirement benefits of certain employees of the former CTB—Companhia Telefônica Brasileira. The Company also participates in two multiemployer benefit plans (PBS-A and PAMA) that are operated and administered by Sistel and provide for the costs of pension and other post-retirement benefits based on a fixed percentage of remuneration, as recommended annually by independent actuaries. For purposes of U.S. GAAP, these plans are considered multiemployer plans and consequently the Company is required to disclose its annual contributions and funded status of those plans. The Company also sponsors a single-employer defined pension benefit plan (PBS-Telesp). The provisions of SFAS No. 87, “Employer Accounting for Pensions,” for the purposes of calculating the funded status for PBS-Telesp, were applied with effect from January 1, 1992, because it was not feasible to apply them from the effective date specified in the standard (See Note 34.d).

On December 13, 2000, CVM issued Instruction No. 371, the provisions of which are very similar to SFAS No. 87 and SFAS No. 106, except for the following major aspects:

•	a company that participates in a multiemployer defined benefit pension or post-retirement benefit plan has to recognize any assets or liabilities with respect to its participation in such plans, while U.S. GAAP requires only the disclosure of funded status of those plans;

•	the unrecognized net obligation existing at the date of initial application of this standard shall be amortized over five years or remaining service period or remaining life expectancy, whichever is lower. Alternatively, the option was provided to amortize such initial transition obligation as of December 31, 2001, directly to shareholders´ equity. This option has been adopted by the Company (See Note 26). According to SFAS No. 87, the unrecognized net obligation existing at the date of its initial application is being amortized over the expected remaining service period of employees.

•	As allowed for BR CL purposes, the Company recorded actuarial gains and losses in income, when incurred up to the amount of pension liability recorded. Under US GAAP, certain actuarial gains and losses are deferred and amortized over the remaining service period of the active employees expected to receive benefits under the plan.

The effects of these different criteria for recognition of pension and other post-retirements benefits on accrued pension (post-retirement) benefits as of December 31, 2005 and 2004 are presented below:

	2005			2004
	U.S. GAAP	BR CL	Accumulated Difference	U.S. GAAP	BR CL	Accumulated Difference
Active employees defined pension – PBS Telesp	28,409	21,857	6,552	31,849	25,821	6,028
Multiemployer health care plan – PAMA	—	23,106	(23,106)	—	18,917	(18,917)

Accrued pension (post-retirement benefit)	28,409	44,963	(16,554)	31,849	44,738	(12,889)

d. Earnings per share

Under BR CL, net income per share is calculated on the number of shares outstanding at the balance sheet date. Under U.S. GAAP, average shares outstanding during the year must be used. As of December 31, 2005 each American Depositary Share (“ADS”) is equivalent to one preferred share.

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

Basic earnings per common share are computed by reducing net income by distributable and undistributable net income available to preferred shareholders and dividing net income available to common shareholders by the weighted-average number of common shares outstanding during the period. Net income available to preferred shareholders is the sum of the preferred stock dividends (10% higher than those attributed to common shares, as defined in the Company’s by-laws for the years ended December 31, 2005 and 2004) and the preferred shareholders’ portion of undistributed net income. Undistributed net income is computed by deducting total dividends (the sum of preferred and common stock dividends) from net income. Undistributed net income allocated to preferred shares is 10% higher than the amount attributed to common shares on a “pro rata” basis. Total dividends are calculated as described in Note 27. Diluted earnings per share is computed by reducing net income for an increase to net earnings allocated to minority shareholders and dividing such net income available to common and preferred shareholders by the weighted-average number of common and preferred shares outstanding during the period. The weighted-average shares outstanding for diluted earnings per share is not greater than such shares used in the basic earnings per share calculation since there are no diluted potential shares to be issued.

For the periods presented below, the weighted average number of shares outstanding consider the effect of the reverse split of shares described in Note 27, as it had occurred in 2003. The weighted-average number of common and preferred shares used in computing basic and diluted earnings per share for 2005, 2004 and 2003 was as follows:

	2005	2004	2003
Weighted average common shares – basic and diluted	164,734,052	165,320,207	165,320,206

Weighted average preferred shares basic and diluted	328,130,540	328,272,073	328,272,073

The Company’s preferred shares are non-voting except under certain limited circumstances and are entitled to receive dividends 10% higher than those attributed to common shares since 2002. For 2005, the Company paid dividends of R$7.582106 per preferred share (R$6.892824 per common share) (See note 27).

The computation of basic and diluted earnings per share is as follows:

	2005		2004		2003
	Common	Preferred	Common	Preferred	Common	Preferred
Basic and diluted numerator
Actual dividends declared	1,181,194	2,588,806	931,148	2,033,852	1,141,559	2,493,441
Basic and diluted allocated undistributed dividends	(354,813)	(777,420)	(261,559)	(519,370)	(543,805)	(1,079,819)

Allocated net income available for common and preferred shareholders	826,381	1,811,386	669,589	1,514,482	597,754	1,413,622
Basic and diluted denominator
Weighted average shares outstanding	164,734,052	328,130,540	165,320,207	328,272,073	165,320,207	328,272,073

Basic and diluted earnings per share	5.02	5.52	4.05	4.61	3.62	4.31

e. Disclosure requirements

U.S. GAAP disclosure requirements differ from those required by BR CL. However, in these consolidated financial statements, the level of disclosure has been expanded to comply with U.S. GAAP.

f. Income taxes

The Company records deferred income taxes for temporary differences between the tax and reporting basis of assets and liabilities. Under BR CL, the methods of recording of deferred taxes are substantially in accordance with SFAS 109, “Accounting for Income Taxes”.

Under BR CL, deferred taxes are presented gross, whereas US GAAP requires deferred tax items to be presented net.

Under BR CL, at December 31, 1999 the Company recognized a change in the combined tax rate from 33% to 34% based on a provisional measure for an increase in the social contribution rate from 8% to 9% effective January 1, 2000. Provisional measures are temporary and must be re-approved every 30 days or they lapse. Under SFAS 109, the provisional measures discussed are not considered to be enacted law. For 2003, 2004 and 2005, no difference related to social contribution tax rate was considered as the provisional measure was converted in law (Law 10,637 of December 30, 2002).

Under BR CL, the effects of the increase in tax rate from 33% to 34% on the merged tax credit are credited to income each year as the benefit is realized. Under U.S. GAAP, this benefit would be credited to shareholders’ equity.

g. Financial income (expense)

BR CL requires financial income (expense) to be shown as part of operating income. Under U.S. GAAP, financial income (expense) would be shown after operating income.

h. Permanent assets

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

i. Funds for capitalization

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

j. Loans and Financing

As presented in Note 23, accrued interest is presented as loans and financing.

k. Valuation of Long-Lived Assets

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

At December 31, 2005 and 2004 no adjustment has been included in the U.S. GAAP reconciliation to take into account differences between the measurement criteria, since no impairment provisions were required.

l. Recognition of gains from disputed taxes

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

m. Research and development costs

Under BR CL companies are allowed to capitalize research and development costs. In 2005, there is no more research and development costs to be capitalized and the amortization for the year was R$11.579. For 2004, the capitalized and development costs was R$9,753 (amortization of R$10,350), comprised mainly of contributions to the Centro de Pesquisa e Desenvolvimento da Telebrás (Research and Development Center of Telebrás). Under U.S. GAAP these costs would be expensed as incurred in accordance with SFAS 2, Accounting for Research and Development Costs.

n. Revenue recognition

Under BR CL, revenues from activation fees are recognized upon activation of a customer’s services. Under U.S. GAAP, revenues from activation fees are deferred and amortized over the estimated expected service period of the customer. Incremental direct costs associated with such activations services are deferred and amortized over the same period. As of December 31, 2005 and 2004 the total balance of deferred activation fees revenues, net of sales taxes and associated costs amounts to R$300,301 and R$267,386, respectively and the accumulated amortization amounts to R$ 209,522 and R$154,887, respectively.

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

o. Value-added and other sales taxes

Under BR CL, value-added and other sales taxes are deducted from gross operating revenue to arrive at net operating revenue. Under U.S. GAAP, certain of these taxes could be recorded as cost of services. Accordingly this difference in accounting principle has no impact in net income (loss) or in shareholders’ equity. The impact of this difference under U.S. GAAP was to increase both revenues and cost of services by R$5,371,979, R$4,901,797 and R$4,321,402 for 2005, 2004 and 2003, respectively.

p. Sale of Ceterp Celular

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

q. Purchase accounting for the exchange of the Company´s shares for minority interest shares in Telesp and CTBC

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

r. Derivative instruments

As mentioned in Note 30, the Company contracted foreign currency swap contracts for short and long-term agreements at various exchange rates, in the notional amount of R$838.8 million (US$190.2 million, JPY19,841.7-) and R$1,208.5 million (US$179.7 million, JPY27,876.5 million and €2.3 million) at December 31, 2005 and 2004, respectively. Under BR CL, foreign currency swap contracts are recorded at the notional amount multiplied by the terms of the contract as if they had been settled at the balance sheet date.

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

Beginning in January 2003, the Company began designating a portion of new derivative contracts as fair value hedges of its foreign currency denominated debt. The Company had R$792.0 million (US$170.2 million and JPY 19,841,7 million) as of December 31, 2005 and R$1,033.6 million (US$117.0 million and JPY27,876.5 million) as of December 31,2004, of notional value cross currency swap contracts with a fair value of R$816.4 million for 2005 (R$1,060.3 million for 2004) designated as fair value hedges of a portion of the Company´s foreign currency denominated debt. The Company is hedging the related foreign currency (US dollar and Japanese yen) and interest rate risk associated with such indebtedness. The Company calculates the effectiveness of these hedges both at inception and on an ongoing basis (i.e. at least quarterly). Since these derivative contracts qualify for hedge accounting under U.S. GAAP, the gain or loss on the hedged item attributable to the hedged risk adjusts the carrying amount of the hedged item and is recognized in earnings. At December 31, 2005 and 2004, the value of the Company’s debt subject to these accounting hedges is higher by R$8.9 million and higher by R$12.5 million, respectively, representing the related mark-to-market adjustment, which was recorded in the statement of operations as part of financial expense, net for the year ended December 31, 2005 and 2004. Ineffectiveness, amounting to R$(6,227) for the year ended December 31, 2005, was included in earnings. For the years ended December 31, 2004 and 2003, ineffectiveness was immaterial. The US GAAP adjustment reflects the difference between the recorded value of these hedges under BR CL and their fair values under US GAAP.

The Company’s remaining derivative contracts at December 31, 2005 have not been designated as accounting hedges. Such derivatives would also be recorded at fair value in the consolidated balance sheets at December 31, 2005. The U.S. GAAP adjustment also includes income of R$1.69 million (income of R$4.9 million in 2004) related to the difference between the recorded value of these derivative instruments under BR CL and their fair values under US GAAP.

In addition, the derivative transactions concerning CAPEX hedge have not met the requirements to be designated as hedge accounting under U.S. GAAP to be capitalized, thus were allocated to the result of operations.

s. Deferred charges

Pre-operating expenses recorded as deferred charges for Brazilian GAAP have been expensed for U.S. GAAP purposes.

t. Consolidation method

Under BR CL, equity investments in joint ventures are consolidated proportionally, according to the Company’s interest in each joint venture. Under U.S. GAAP, investments in joint ventures would not be consolidated, but rather recorded under the equity method of accounting. For U.S. GAAP, the Company’s investment on the net equity and the equity in net income or loss would be recorded as a single line item (Note 34). The investments in Companhia ACT de Participações, Aliança Atlântica and Companhia AIX de Participações (Notes 1.a and 16) had the following impact on the consolidated financial statements for BR CL:

	ACT		AIX		Aliança Atlântica
	2005	2004	2005	2004	2005	2004
Balance Sheet
Assets
Current assets	3	11	5,195	1,638	1,394	7,482
Noncurrent assets	—	—	71,407	76,860	—	—
Permanent Asset	25	33	33,586	36,656	54,294	70,967

Total assets	28	44	110,188	115,154	55,688	78,449

Liabilities
Current liabilities	2	19	12,659	9,575	104	113
Long-term liabilities	—	—	2,397	2,019	—	—
Deferred income	—	—	17,470	17,470	—	—

Total liabilities	2	19	32,526	29,064	104	113

	ACT		AIX		Aliança Atlântica
	2005	2004	2005	2004	2005	2004
Income Statement
Net operating revenue	(4)	49	11,572	10,187	—	—
Cost of goods and services	—	—	(15,592)	(12,653)	—	—
Operating expenses	(20)	(16)	(5,274)	(57,832)	(17,829)	(461)
Financial expense, net	—	—	(1,653)	(3,676)	(20)	(34)
Other revenues (expenses)	—	—	845	(7)	(2,324)	—
Income Tax and Social Contribution	—	(9)	(949)	(172)	—	—

Net income	(24)	24	(11,051)	(64,153)	(20,173)	(495)

u. Comprehensive income

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

For the years ended December 31, 2005, 2004 and 2003, the components of comprehensive income include foreign currency translation adjustments related to the investments that have functional currency other than Brazilian Reais, additional minimum liability calculated in accordance with SFAS 87, and fair value of available for sale equity securities in Portugal Telecom, which are carried at cost for BR CL purposes (see Note 30), in accordance with SFAS 115. The following represents the statement of comprehensive income prepared under U.S. GAAP:

	2005	2004	2003
Statement of Comprehensive Income
Net Income per U.S. GAAP	2,637,767	2,184,071	2,011,376

Other Comprehensive Income, net of taxes:
Foreign currency translation adjustments – Aliança Atlântica	(17,829)	(461)	(1,012)
Minimum liability – SFAS87	2,112	(10,726)	5,607
Fair value of available for sale equity securities – SFAS 115	(54,152)	27,175	35,048

Total	(69,869)	15,988	39,643

Comprehensive income	2,567,898	2,200,059	2,051,019

v. Acquisition of the IP network and I-Telefônica

On December 2002, the Company acquired the assets and customer portfolio for the “IP Comutado” and “Speedy Link” services of Telefônica Empresas S.A (See Note 18). In 2003, the Company’s subsidiary A. Telecom S.A. entered into an agreement with an affiliate, Terra Networks Brasil S.A., for the purchase of certain software used to provide free access service to Internet, called I-Telefônica. Under BR CL these transactions were recorded at fair market value of the net assets acquired. Under U.S. GAAP, transfers and exchange of non-monetary assets between entities under common control should be recorded at historical cost. Thus, for U.S. GAAP purposes the difference between fair market value and historical cost of assets has been recorded directly to shareholders´ equity as capital distributed.

w. Business Combination

On December 24, 2004, the Company acquired control of Santo Genovese Participações Ltda., a closely held company, and owner of 99.99% of the representative share capital of Atrium Telecomunicações Ltda. The purchase price paid was R$113,440, with an additional cost acquisition of R$2,435, totaling the amount of R$115,875 (see Note 16). The consolidated assets and liabilities of Santo Genovese as of December 31, 2004 amounted, respectively to R$34,137 and R$38,082. Santo Genovese’s net operating revenue and net loss for the year ended December 31, 2004 amounted to R$21,663 and R$(1,259), respectively.

The Company initially recognized goodwill in the amount of R$119,820 and classified the goodwill under other assets in the Balance Sheet for the year ended December 31, 2004. Such goodwill has been amortized under BR CL and has been reversed for U.S. GAAP purposes. This transaction was accounted for using the purchase method in accordance with SFAS 141, with the purchase price being allocated to the assets acquired and liabilities assumed based on the respective fair value. Under U.S. GAAP, the allocated fair value related to intangible assets (Customer Portfolio) has being amortized over 10 years. For U.S. GAAP purposes, the purchase price of such acquisition was allocated as follows:

2004 Acquisition
Amounts of the historical net assets of Santo Genovese under U.S. GAAP	(3,945)
Fair Value adjustments:
Intangible assets – customer portfolio	55,500
Debt	(5,275)
Goodwill	86,671
Deferred Income Tax	(17,076)

Purchase Price	115,875

x. Leases

Atrium Telecomunicações Ltda., subsidiary of Santo Genovese Participações Ltda, has leased certain computer hardware and switching equipment under non-cancelable lease. Under BR CL, all leases are considered to be operating leases, with lease expense recorded when paid. For U.S. GAAP purposes, these are considered to be capital leases as defined in SFAS nº 13, Accounting for Leases. Under SFAS nº 13, the Company is required to record the asset at the present value of the minimum lease payments with a corresponding debt obligation. Depreciation is recorded over the estimated useful life of the asset. Interest expense is recognized over the life of the lease and payments under the lease are amortized to principal and interest under the effective interest method.

Net income reconciliation of the difference between U.S. GAAP and BR CL

	2005	2004	2003
Consolidated net income as reported under BR CL	2,541,947	2,181,149	1,588,002
Add (deduct):
Different criteria for:
a) Monetary restatement of 1996 and 1997	(37,757)	(60,769)	(136,481)
b) Capitalized interest	40,701	28,138	34,321
b) Amortization of capitalized interest	4,893	7,078	10,730
Contributions to plant expansion:
i) Amortization and realization of deferred credit	30,646	31,948	34,721
c) Pension and other post-retirement benefits – see Note 34.d)	3,665	(38,663)	(69,406)
q) Decrease in depreciation expense due to reduction of fixed assets to fair value in excess of purchase price on merger of Telesp and CTBC	44,529	88,858	93,017
w) Santo Genovese acquisition
Write-Off of the fair market value of liabilities	5,275	—	—
Amortization of customer portfolio	(5,550)	—	—
Reversal of goodwill amortization under BR CL	11,982	—	—
x) Leasing Santo Genovese	(491)	—	—
p) Merger of Ceterp
Amortization of the fair market value of assets	2,743	2,723	2,730
Amortization of concession	7,692	10,437	10,437
m) Deferred research expenses	11,579	597	(3,112)
s) Pre-operating expenses included in deferred assets	15,641	11,168	11,149
r) SFAS 133 adjustments – Derivative instruments	(45,463)	(108,847)	661,633
r) Derivative on purchase commitments	(14,392)	(11,581)	(15,110)
n) Deferred revenues from activation fees, net	21,720	30,930	1,831
v) Amortization of IP Network	7,331	7,256	7,256
v) Amortization of Itelefonica	14,162	13,903	7,659
Other	(1,043)	—	—
f) Deferred tax on above adjustments	(39,872)	(4,058)	(221,025)
u) Foreign currency translation adjustment – Aliança Atlântica	17,829	461	1,012
f) Adjustment in the merged tax credit for change in tax rate	—	(6,657)	(7,988)

U.S. GAAP net income	2,637,767	2,184,071	2,011,376

Net income per share in accordance with U.S. GAAP

	2005	2004(1)	2003(1)
Common shares - Basic and diluted
U.S. GAAP net income (loss)	5.02	4.05	3.62
Weighted average common shares outstanding	164,734,052	165,320,207	165,320,207

Preferred shares - Basic and diluted
U.S. GAAP net income (loss)	5.52	4.61	4.31
Weighted average preferred shares outstanding	328,130,540	328,272,073	328,272,073

(1)	For these periods, the weighted average number of shares outstanding consider the effect of the reverse split of shares, as it had occurred in 2003 (see Note 33d).

Shareholders’ equity reconciliation of the difference between U.S. GAAP and BR CL

	2005	2004
Total shareholders’ equity as reported under BR CL	10,204,207	11,398,632
Add (deduct):
Different criteria for:
a) Monetary restatement of 1996 and 1997	159,314	197,071
b) Capitalized interest	(33,767)	(74,468)
b) Amortization of capitalized interest	327,935	323,042
l) Reversal of COFINS tax credit	(17,500)	(17,500)
i) Contributions to plant expansion:
Subscribed capital stock	215	215
Deferred credit
Expansion plan contributions	(236,438)	(238,668)
Donations and subsidies for investments	(168,252)	(169,240)
Amortization of deferred credit
Expansion plan contributions	171,832	156,149
Donations and subsidies for investments	107,718	96,566
c) Pension and other post-retirement benefits	16,554	12,889
q) Merger of Telesp and CTBC:
Fair market value of assets	(665,692)	(665,692)
Accumulated depreciation related to fair market value of assets	509,642	465,113
w) Santo Genovese acquisition
Write-Off of the fair market value of liabilities	5,275	—
Amortization of customer portfolio	(5,550)	—
Reversal of goodwill amortization under BR CL	11,982	—
x) Leasing Santo Genovese	(491)	—
p) Merger of Ceterp:
Fair market value of assets	(25,949)	(25,949)
Amortization of the fair market value of assets	13,811	11,068
Concession	(58,315)	(58,315)
Amortization of concession	58,315	50,623
m) Deferred research expenses	(17,783)	(29,362)
s) Pre-operating expenses included in deferred charges	(10,393)	(26,034)
r) SFAS 133 adjustments—Derivative instruments	53,519	98,982
r) Derivative on purchase commitments	(36,060)	(21,668)
n) Deferred revenues from activation fees, net	(90,779)	(112,499)
v) Capital distributed – IP Network and Itelefonica
Cost	(143,627)	(143,627)
Amortization	57,567	36,074
Other	(1,043)	—
f) Deferred tax effects on above adjustments	6,179	46,051
u) OCI – minimum liability SFAS87 (net of taxes)	(8,614)	(10,726)
u) OCI – fair value of available for sale equity securities SFAS115 (net of taxes)	80,983	135,135

U.S. GAAP shareholders’ equity	10,264,795	11,433,862

The deferred tax effect of the U.S. GAAP adjustments noted above would be classified mainly as a noncurrent liability for 2005 and 2004 in the balance sheet.

Consolidated statements of changes in shareholders’ equity in accordance with U.S. GAAP

Shareholders’ equity
Balances at December 31, 2002	14,174,166

Shareholders’ funds	(12)
Unclaimed dividends	(2,881)
Adjustment in the merged tax credit for change in tax rate	7,988
OCI - Minimum liability – SFAS87	5,607
Net income for the year	2,011,376
Dividends and interest on shareholders’ equity	(3,902,513)
OCI – Foreign currency translation adjustment – Aliança Atlântica	(1,012)
OCI – Fair value of available for sale equity securities – SFAS115	35,048
Capital distributed	(47,803)

Balances at December 31, 2003	12,279,964

Unclaimed dividends	45,472
Adjustment in the merged tax credit for change in tax rate	6,657
Net income for the year	2,184,071
Dividends and interest on shareholders’ equity	(3,098,290)
OCI - Minimum liability – SFAS87	(10,726)
OCI – Foreign currency translation adjustment – Aliança Atlântica	(461)
OCI – Fair value of available for sale equity securities – SFAS115	27,175

Balances at December 31, 2004	11,433,862

Unclaimed dividends	91,927
Net income for the year	2,637,767
Dividends and interest on shareholders’ equity	(3,770,000)
Purchase of own shares after the reverse split of shares	(58,892)
OCI - Minimum liability – SFAS87	2,112
OCI – Foreign currency translation adjustment – Aliança Atlântica	(17,829)
OCI – Fair value of available for sale equity securities – SFAS115	(54,152)

Balances at December 31, 2005	10,264,795

34. Additional disclosures required by U.S. GAAP

a. Reconciliation of operating income under BR CL to operating income under U.S. GAAP

	2005	2004	2003
BR CL operating income	3,375,495	2,865,118	1,817,436
Reversal of financial expense, net	460,332	404,208	630,196
Reversal of OCI – Foreign currency translation adjustment	17,829	461	1,012

U.S. GAAP adjustments-
Monetary restatement of 1996 and 1997	(37,757)	(60,769)	(136,481)
Amortization of capitalized interest	4,893	7,078	10,730
Contribution to plant expansion – amortization of deferred credit	30,646	31,948	34,721
Pension and other post-retirement benefits	3,665	(38,663)	(69,406)
Decrease in depreciation expense due to reduction of fixed assets for fair value in excess of purchase price on merger of Telesp and CTBC	44,529	88,858	93,017
Merger of Ceterp
Amortization of the fair market value of assets	2,743	2,723	2,730
Amortization of concession	7,692	10,437	10,437
Deferred research expenses	11,579	597	(3,112)
Pre-operating expenses included in deferred assets	15,641	11,168	11,149
Deferred revenue on activation fees, net	21,720	30,930	1,831
Amortization of IP network	7,331	7,256	7,256
Amortization of Itelefonica	14,162	13,903	7,659
Amortization of Santo Genovese’s customer portfolio	(5,550)	—	—
Amortization of derivatives on purchase commitments	4,249	—	—
Leasing Santo Genovese	(175)	—	—
AIX de Participações adjustments – proportional consolidation	9,293	60,298	12,713
ACT de Participações adjustments – proportional consolidation	24	(33)	—
Gain (loss) on permanent assets disposals	(6,569)	6,372	(12,546)
Other	(1,043)	—	—

U.S. GAAP operating income	3,980,729	3,441,890	2,419,342

b. Reconciliation of net revenues and costs under BR CL to net revenues and costs under U.S. GAAP

1) Net operating revenue

Net operating revenue under BR CL differs from U.S. GAAP on the recognition of revenues from activation fees and value added and other sales taxes, as presented below:

	2005	2004	2003
Net revenue under BR CL	14,395,101	13,308,630	11,804,759
Reclassification to cost of services
Value added and other sales taxes	5,371,979	4,901,798	4,321,402
Reclassification of costs of public telephones	93,173	98,793	115,394
U.S. GAAP adjustments-
Recognition of deferred revenue on activation fees, net	21,720	30,930	1,831
AIX de Participações adjustments – proportional consolidation	(11,572)	(10,187)	(24,717)
ACT de Participações adjustments – proportional consolidation	4	(49)	—

Net revenue under U.S. GAAP	19,870,405	18,329,915	16,218,669

2) Cost of services

	2005	2004	2003
BR CL cost of services	(7,716,723)	(7,496,010)	(6,714,499)
Reclassification from net revenues
Value added and other taxes sales taxes	(5,371,979)	(4,901,798)	(4,321,402)
Reclassification of costs of public telephones	(93,173)	(98,793)	(115,394)
U.S. GAAP adjustments-
Monetary restatement of 1996 and 1997	(37,757)	(60,769)	(136,481)
Amortization of capitalized interest	4,893	7,078	10,730
Contribution to plant expansion – amortization of deferred credit	30,646	31,948	34,721
Decrease in depreciation expense due to reduction of fixed assets for fair value in excess of purchase price on merger of Telesp and CTBC	44,529	88,858	93,017
Merger of Ceterp – amortization of fair market value of assets and concession	10,435	13,160	13,167
Amortization of IP network	7,331	7,256	7,256
Amortization of Itelefonica	14,162	13,903	7,659
Amortization of Santo Genovese’s customer portfolio	(5,550)
Amortization of derivatives on purchase commitments	4,249
Leasing Santo Genovese	(175)	—	—
AIX de Participações adjustments – proportional consolidation	15,592	12,653	6,835
Other	(1,043)	—	—

U.S. GAAP cost of services	(13,094,563)	(12,382,514)	(11,114,391)

U.S. GAAP gross profit	6,775,842	5,947,401	5,104,278

c. Total assets and property, plant and equipment under U.S. GAAP

	2005	2004	2003
Total assets	19,229,430	19,159,464	20,470,185

Property, plant and equipment	42,767,290	41,449,374	40,415,746
Accumulated depreciation	(30,041,722)	(27,749,753)	(25,352,850)

Net property, plant and equipment	12,725,568	13,699,621	15,062,896

d. Pension and post-retirement benefits

A summary of the liability as of December 31, 2005 and 2004 for the Company’s active employees defined benefit pension plan (PBS/Visão/CTB/Visão Assist) is as follows:

PBS/Visão/CTB/Visão Assist	2005	2004
Funded status:
Accumulated benefit obligation:
Vested	84,517	80,373
Nonvested	16,150	23,417

Total	100,667	103,790
Projected benefit obligation	108,519	114,957
Fair value of plan assets	(110,289)	(98,777)

Excess of projected obligation (assets)	(1,770)	16,180
Unrecognized gains	33,683	19,998
Unrecognized net transition obligation	(3,504)	(4,330)

Accrued pension cost	28,409	31,848

Additional minimum liability	13,051	16,252
Charge to equity – OCI – minimum liability SFAS87	13,051	16,252

Information for accumulated benefit obligation and assets

	2005		2004
	PBS/Visão	CTB	PBS/Visão	CTB
Accrued / (Prepaid) Pension Cost	19,603	8,806	24,480	7,368
ABO - Accumulated benefit Obligation	78,810	21,857	80,170	23,620
Fair Value of Plan Assets	110,289	—	98,777	—
Excess of ABO over fair value of plan assets	(31,479)	21,857	(18,607)	23,620
Additional Minimum Liability	—	13,051	—	16,252

Disclosure of net periodic pension cost

	2005	2004
Service cost (net of employee contributions)	2,857	2,058
Interest cost on PBO	12,126	13,021
Expected return on assets	(13,164)	(10,028)
Amortization of initial transition obligation	826	826
Amortization of losses	530	—

Net periodic pension cost	3,175	5,877

Change in accrued pension cost

	2005	2004
Accrued pension cost at beginning of year	31,848	30,844
Net periodic pension cost	3,175	5,877
Employer contributions	(6,614)	(4,873)

Accrued pension cost at end of year	28,409	31,848

Change in benefit obligation

	PBO	Unrec.G/(L)	Unrec.ITO
Benefit obligation at December 31, 2003	120,849	2,600	(5,156)

Service cost	2,058	—	—
Interest cost	13,022	—	—
Amortization	—	—	826
Benefit payments and expenses	(9,012)	(49)	—
Plan participant’s contributions	318
Actuarial (gain)/loss	(12,278)	12,324	—
Asset experience	—	5,123	—

Benefit obligation at December 31, 2004	114,957	19,998	(4,330)

Service cost	2,857	—	—
Interest cost	12,126	—	—
Amortization	—	529	826
Benefit payments and expenses	(9,315)	(219)	—
Plan participant’s contributions	188	—	—
Actuarial (gain)/loss	(12,294)	12,515	—
Asset experience	—	860	—

Benefit obligation at December 31, 2005	108,519	33,683	(3,504)

Change in plan assets

	2005	2004
Plan assets at beginning of year	98,777	87,449
Actual contribution	(445)	(269)
Actual distributions and expenses	(2,067)	(3,553)
Actual return on plan assets	14,024	15,150

Plan assets at end of year	110,289	98,777

Estimated future benefit payments

	PBS/Visão	CTB	PBS-A	PAMA
2006	8,424	3,463	348,185	33,243
2007	8,941	3,304	360,828	36,668
2008	9,577	3,136	373,608	40,414
2009	10,256	2,961	386,473	44,488
2010	10,915	2,782	399,361	48,882
Years 2011-2015	64,987	11,326	2,185,237	323,664

The actuarial assumptions used in 2005 and 2004 are mentioned in Note 26g.

Asset allocation

The asset allocation for the Company’s defined benefit pension plan (PBS - Telesp) at the end of 2005 and 2004, and the target allocation for 2006, by asset category, are as follows:.

	Target Allocation for 2006	Percentage of Plan Assets at Year End
		2005	2004
Asset category
Equity securities	17.0%	17.5%	18.0%
Loans	1.0%	2.5%	1.0%
Fixed income	82.0%	80.0%	81.0%

Total	100.0%	100.0%	100.0%

The allocation of pension plan assets in Brazil is regulated by the Brazilian federal government. The primary allocation of a pension plan’s portfolio assets is to fixed-income securities. The plan may also allocate up to 50% of its assets variable-rate securities and up to 5% of its assets loans to participants. The company’s pension plan managers seek to maximize return on the plan’s assets while balancing potential risks in order to guarantee the payment of benefits to the plans’ participants and to reduce future costs. Based on the foregoing investment considerations, the company’s pension plan managers intend to invest, through 2006, portfolio assets as follows: 82% in fixed-rate securities in order to protect the plans from volatility in the Brazilian equity markets and limit investments in such markets to 17.0% of the plans’ total investments.

The asset mix is the same for both plans (PBS and Visão) and composed of fixed-income, equities and loans.

The plan’s asset return is the average after-tax return of each asset category weighted by target allocations. Asset categories returns are based on long term macroeconomic scenarios.

A summary of the Sistel pension plan as of December 31, 2005 and 2004 for the multiemployer portion (inactive employees pension plan) – PBS-A, is as follows:

Pension benefit plan– PBS-A

	2005	2004
Funded status:
Accumulated benefit obligation Vested	3,876,556	3,590,683

Projected benefit obligation	3,876,556	3,590,683
Fair value of plan assets	(5,021,828)	(4,669,444)

Funded status	(1,145,272)	(1,078,761)

A summary of the post-retirement benefits plan (health care plan – PAMA), which, despite the changes occurred in 2004, remains as multiemployer plan, is as follows:

Health Care Plan – PAMA

	2005	2004
Funded Status:

Accumulated post-retirement benefit obligation:
Active participants	25,865	17,094
Inactive participants	740,531	639,463

	766,396	656,557
Fair value of plan assets	(539,250)	(491,809)

Obligations in excess of plan assets	227,146	164,748

In 2005, the Company made contributions to the PAMA in the amount of R$20 (R$26 in 2004 and R$33 in 2003).

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

For conducting its business, the Company is fully dependent upon the fixed-line telecommunications concession as granted by the Federal Government. The Concession Agreement expired on December 31, 2005, and was renewed, on December 22, 2005, for more 20 years. However, the agreement can be changed on December 31, 2010, 2015 and 2020. Such condition allows ANATEL to set up new conditions and new goals for universalization and quality of telecommunication services, according to the conditions in force by that moment. Every two years, during a 20 years period, public regime companies will have to pay a renewal charge which will correspond to 2% of its prior-year SFTC revenue, net of taxes and social contributions

Approximately 32.0% of all employees are members of state labor unions associated either with the Sindicato dos Trabalhadores de Empresas de Telecomunicações e Operadores de Mesas Telefônicas no Estado de São Paulo, the Labor Union of Employees of Telecommunication Companies and Telecommunication Desk Operators in the State of São Paulo, or Sintetel, which is associated with Federação Nacional dos Trabalhadores em Telecomunicações, the National Federation of Telecommunication Workers, or Fenattel. Our collective labor agreements will expire on August 31, 2006. Our management considers the relations with our work force to be satisfactory. We never experienced a work stoppage that had a material effect on our operations.

There is no concentration of available sources of labor, services, concessions or rights, other than those mentioned above, that could, if suddenly eliminated, severely impact the Company’s operations.

f. New accounting pronouncements

In March 2004, the Emerging Issues Task Force of the FASB reached a consensus on EITF 03-06 (Participating Securities and the Two-Class Method under FASB Statement No. 128) that an entity would allocate losses to a nonconvertible participating security in periods of net loss if, based on the contractual terms of the participating security, the security had not only the right to participate in the earnings of the issuer, but also a contractual obligation to share in the losses of the issuing entity on a basis that was objectively determinable. Determination of whether a participating security holder has an obligation to share in the losses of the issuing entity in a given period must be made on a period-by-period basis, based on the contractual rights and obligations of the participating security. EITF Issue No. 03-06 is effective for fiscal periods beginning after March 31, 2004. Earnings per share in prior years must be retroactively adjusted in order to comply with the consensus decisions reached in EITF No. 03-06. EITF No. 03-06 has been adopted in 2005 and had no impact on the Company’s financial statement.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections”, which replaces APB Opinion No. 20, “Accounting Changes”, and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements”, and provides guidance on the accounting for and reporting of accounting changes and error corrections. SFAS No. 154 applies to all voluntary changes in accounting principles and requires retrospective application (a term defined by this SFAS) to prior periods’ financial statements, unless it is impracticable to determine the effect of a change. It also applies to changes required by an accounting pronouncement that does not include specific transition provisions. In addition, SFAS No. 154 redefines restatement as the revising of previously issued financial statements to reflect the correction of an error. The statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Management does not expect the adoption of this SFAS will have any impact on the Company’s financial statements.

In March 2005, the FASB issued FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations,” an interpretation of FASB Statement No. 143 (FIN 47). FIN 47 clarifies that an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the fair value of the liability can be reasonably estimated. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective for the year ended December 31, 2005 for calendar year companies. The effect of the adoption of this FIN is immaterial.

35. Subsequent events

On March 9, 2006, Telesp’s board of directors and the boards of directors of Telefônica Data Brasil Holding S.A. (TDBH) and Telefônica Empresas S.A., approved the restructuring of the Companies’ multimedia communications services (“SCM”), and data transmission activities (the “SCM Restructuring”). TDBH was formed on January 30, 2001, resulting from a partial spin-off of the Company’s net assets. These assets were represented by the investment in the wholly owned subsidiary Telefónica Empresas S.A. and accounts receivable. The objective of the formation of TDBH was to segregate operating activities related to packet-switched data network services due to the operating and administrative restructuring.

The terms and conditions of the SCM Restructuring are set forth in an agreement executed by the Companies on March 9, 2006. The SCM Restructuring consisted of: (i) the merger of TDBH into Telesp (the “Merger”); and (ii) the spin-off of all T-Empresas’ assets and activities except its SCM assets and activities in sectors 31, 32 and 34 of Region III of Annex II of the General Concession Plan (the “Spin-off”). The SCM Restructuring will be submitted for approval to the Companies’ respective general shareholders meetings scheduled for April 28, 2006. Upon shareholder approval of this restructuring: (i) TDBH will be dissolved; (ii) its shareholders will receive shares of Telesp’s common or preferred stock, or ADSs, as appropriate; (iii) Telesp will succeed TDBH in all of its rights and obligations; and (iv) T-Empresas will become Telesp’s wholly owned subsidiary. See the Contract and Justification of the Merger of Telefônica Data Brasil Holding S.A. into Telecomunicações de São Paulo S.A. – Telesp and Partial Spin-Off of Telefônica Empresas S.A. dated March 9, 2006, which is included in this Annual Report as an exhibit.

Subsequent to the Merger and Spin-off, the Company intends to consolidate the existing SCM operations, currently carried out by Telesp’s subsidiary A. Telecom S.A., with those of T-Empresas in order to develop SCM activities in the remainder of Brazil.

The following exchange ratios were established:

•	one share of Telesp’s common stock for each 75,389 shares of TDBH’s common stock;

•	one share of Telesp’s preferred stock for each 75,389 shares of Data’s Brasil’s preferred stock; and

•	one ADS of Telesp for each 1.50778 ADSs of TDBH (with each TDBH ADS representing 50,000 shares of Telesp’s preferred stock).

As a result of the Merger, and based on the foregoing exchange ratios, a maximum of 4,758,172 shares of Telesp’s common stock and 9,449,209 shares of Telesp’s preferred stock will be issued, in exchange for outstanding TDBH shares of common and preferred stock (except for the existing minority shares in TDBH which will be cancelled). After the Merger, Telesp’s capital stock will be divided into a maximum of 506,237,272 shares, of which 168,819,870 will be common shares and 337,417,402 will be preferred shares, all being book-entry shares without par value. Shares of Telesp’s preferred stock that will be distributed to the preferred shareholders of TDBH will have the same rights as TDBH’s outstanding preferred stock, except for the right to vote for the approval of related party transactions. Regarding the Spin-off, considering that at the time of its implementation, T-Empresas will be Telesp’s wholly owned subsidiary, the transfer to Telesp of the spun-off components of T-Empresas will not result in any increase or decrease in the net equity of Telesp, nor in the number of shares that comprise its capital stock.

In connection with the Merger, TDBH’s shareholders will have the right of withdrawal in accordance with Brazilian Corporate Law until 30 days from the shareholders’ approval thereof. The Company’s shareholders will not be entitled to a right of withdrawal as a result of the Merger or Spin-off. As a result of the Merger, Telesp’s shareholders are expected to approve an amendment to Telesp’s bylaws which will increase the subscribed capital stock of the Company. The Spin-off will not result in any amendment to Telesp’s bylaws. Notwithstanding the fact that approval of ANATEL is not required, the SCM Restructuring will be submitted to the agency for filing purposes. Since the Merger and Spin-off involves companies belonging to the same group, the SCM Restructuring is not subject to approval from the Brazilian antitrust agency. The transaction costs of the SCM Restructuring are estimated at approximately R$ 3.5 million, including costs related to appraisal, auditing, legal counseling, publications and other expenses.

* * * * * * * * * * *