Form 20-F
period 2006-12-31
TELESP HOLDING CO
filed 2007-04-16
CIK 1066119

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
        For the fiscal year ended December 31, 2006

OR

☐    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐    SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
        For the transition period from ________________ to ________________

Commission file number: ________________

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP
(Exact name of Registrant as specified in its charter)

Telecommunications of São Paulo - Telesp
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

The number of outstanding shares as of December 31, 2006 was:

Title of Class	Number of Shares Outstanding
Shares of Common Stock	168,609,292
Shares of Preferred Stock	337,232,189
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   ☐ Yes    ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.   ☐ Yes    ☒ No

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   ☒ Yes    ☐No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☒    Accelerated Filer ☐    Non-accelerated Filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow. ☐  Item 17 ☒Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   ☐ Yes    ☒ No

TABLE OF CONTENTS

Page
PART I	1
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	1
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE	1
ITEM 3. KEY INFORMATION	1
ITEM 4. INFORMATION ON THE COMPANY	9
ITEM 4A. UNRESOLVED STAFF COMMENTS	35
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS	35
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	54
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	66
ITEM 8. FINANCIAL INFORMATION	67
ITEM 9. THE OFFER AND LISTING	76
ITEM 10. ADDITIONAL INFORMATION	82
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	93
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	95
PART II	96
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	96
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	96
ITEM 15. CONTROLS AND PROCEDURES	96
ITEM 16. [RESERVED]	97
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT	97
ITEM 16B. CODE OF ETHICS	97
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES	97
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	99
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	99
PART III	100
ITEM 17. FINANCIAL STATEMENTS	100
ITEM 18. FINANCIAL STATEMENTS	100
ITEM 19. EXHIBITS	100
GLOSSARY OF TELECOMMUNICATIONS TERMS	102
SIGNATURES	1

i

INTRODUCTION

References in this annual report to “Telesp,” “we,” “our,” “us” and “the company” are to Telecomunicações de São Paulo S.A. - TELESP and its consolidated subsidiaries (unless the context otherwise requires). In addition, all references in this annual report to:

•	“ADSs” are to our American Depositary Shares, each representing 1 share of our non-voting preferred shares;

•	“ANATEL” are to Agência Nacional de Telecomunicações - ANATEL, the National Telecommunications Agency of Brazil;

•	“BOVESPA” are to the Bolsa de Valores de São Paulo, or the São Paulo Stock Exchange;

•	“Brazilian Central Bank” or “Central Bank” are to the Banco Central do Brasil, the Central Bank of Brazil;

•	“Brazilian Corporate Law” are to the Lei das Sociedades por Ações, Law No. 6,404 of December 1976, as amended;

•	“Brazilian government” are to the federal government of the Federative Republic of Brazil;

•	“CMN” are to the Conselho Monetário Nacional, the Monetary Council of Brazil;

•	“Commission” or “SEC” are to the U.S. Securities and Exchange Commission;

•
“Corporate Law Method” is the accounting practice to be followed in the preparation of our financial statements for regulatory and statutory purposes prescribed by the Brazilian Corporate Law and accounting standards issued by the CVM and the Independent Auditors Institute of Brazil (Instituto dos Auditores Independentes do Brasil - IBRACON);

•	“CVM” are to the Comissão de Valores Mobiliários, the Securities Commission of Brazil;

•	“General Telecommunications Law” are to Lei Geral de Telecomunicações, as amended, which regulates the telecommunications industry in Brazil;

•	“JPY” are to Japanese Yen;

•	“PTAX rate” are to the weighted average daily buy and sell exchange rates between the real and U.S. dollar that is calculated by the Central Bank;

•	“real,” “reais” or “R$” are to Brazilian reais, the official currency of Brazil;

•	“SEC” or “the Commission” is the Securities and Exchange Commission; and

•	“US$,” “dollars” or “U.S. dollars” are to United States dollars.

Unless otherwise specified, data relating to the Brazilian telecommunications industry included in this annual report were obtained from ANATEL.

The “Glossary of Telecommunications Terms” that begins on page 103 provides the definition of certain technical terms used in this annual report.

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

PRESENTATION OF FINANCIAL INFORMATION

Our consolidated financial statements as of December 31, 2006 and 2005 and for the years ended December 31, 2006, 2005 and 2004, have been prepared in accordance with the Corporate Law Method, which differs in certain significant respects from generally accepted accounting principles in the United States, or U.S. GAAP. Note 39 to our financial statements appearing elsewhere in this annual report describes the principal differences between the Corporate Law Method and U.S. GAAP as they relate to us, and provides a reconciliation to U.S. GAAP of net income and shareholders’ equity. These consolidated financial statements have been audited by Deloitte Touche Tohmatsu Auditores Independentes (“Deloitte”) (for the year ended December 31, 2004) and Ernst & Young Auditores Independentes S.S. (“E&Y”) (for the years ended December 31, 2005 and 2006).

In October 2005, the CVM introduced Deliberation 488, which had the main effect of changing the classification of our provisions as assets versus liabilities in our balance sheets from 2006 onward. Thus, our financial information as represented in our balance sheet as of December 31, 2005 included in this annual report is reclassified to remain comparable to the corresponding financial information in our balance sheet as of December 31, 2006.

We have made rounding adjustments to reach some of the figures included in this annual report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

Our consolidated financial statements included in this annual report on Form 20-F and the selected financial data presented for the periods described below have been prepared in accordance with the Corporate Law Method, which is the same basis of accounting used in our annual and financial statements published in Brazil, audited by Ernst & Young Auditores Independentes for the fiscal years ended December 31, 2006 and December 31, 2005, and Deloitte Touche Tohmatsu Auditores Independentes for the fiscal years ended December 31, 2004, 2003 and 2002. For consistent presentation, we have used the Corporate Law Method for all periods described in this annual report on Form 20-F. See Note 3 to the consolidated financial statements.

The following tables present a summary of our selected financial data at the dates and for each of the periods indicated. You should read the following information together with our audited consolidated financial statements and the notes thereto included elsewhere in this annual report and with “Item 5—Operating and Financial Review and Prospects.”

	Year ended December 31,
	2006	2005	2004	2003	2002
	(in millions of reais, except for share and per share data)
Income Statement Data:
Corporate Law Method
Net operating revenue	14,643	14,395	13,309	11,805	10,088
Cost of services	(7,780)	(7,717)	(7,496)	(6,715)	(5,770)
Gross profit	6,863	6,678	5,813	5,090	4,318
Operating expenses, net	(2,631)	(2,843)	(2,544)	(2,643)	(2,207)
Operating income before financial income (expense)	4,232	3,835	3,269	2,447	2,111
Financial expense, net	(331)	(460)	(404)	(630)	(755)
Operating income	3,901	3,375	2,865	1,817	1,356
Net non-operating income (expense)	23	38	40	50	(33)
Income before taxes	3,924	3,413	2,905	1,867	1,323
Income and social contribution taxes	(1,108)	(871)	(724)	(279)	(247)
Net income	2,816	2,542	2,181	1,588	1,076
Earnings per share in reais	5.57	5.17	0.0044	0.0032	0.0022
Cash Dividends per share in reais, net of withholding tax
Common Shares	5.58	6.89	5.63	6.90	1.78
Preferred Shares	6.14	7.58	6.20	7.60	1.96
U.S. GAAP
Net operating revenue	20,293	19,870	18,330	16,219	13,759
Operating income	4,281	3,993	3,442	2,419	1,970
Net income	2,930	2,638	2,184	2,011	675
Net income per share:
Common shares—basic and diluted	5.48	5.02	4.05	3.62	1.25
Weighted average number of common shares outstanding—basic and diluted	167,242,724	164,734,052	165,320,207	165,320,207	165,321,904
Preferred shares—basic and diluted	6.02	5.52	4.61	4.31	1.43
Weighted average number of preferred shares outstanding—basic and diluted	334,342,809	328,130,540	328,272,073	328,272,073	328,325,175

	December 31,
	2006	2005(1)	2004	2003	2002
	(in millions of reais, except per share data)
Balance Sheet Data:
Corporate Law Method
Property, plant and equipment, net	11,651	12,358	13,369	14,735	16,223
Total assets	18,146	17,760(1)	18,752	20,123	22,361
Loans and financing—current portion	1,829	247	530	1,982	2,471
Loans and financing—non-current portion	510	2,151	2,226	995	2,115
Shareholders’ equity	10,610	10,204	11,399	12,269	14,483
Capital stock	6,575	5,978	5,978	5,978	5,978
Number of shares outstanding (in thousands) (2)	505,841	492,030	493,592,279	493,592,279	493,592,279
U.S. GAAP
Property, plant and equipment, net	12,018	12,726	13,700	15,063	16,749
Total assets	18,524	18,140(1)	19,159	20,470	23,036
Loans and financing—current portion	1,828	256	478	1,878	2,305
Loans and financing—non-current portion	510	2,151	2,231	942	2,055
Shareholders’ equity	10,823	10,265	11,422	12,280	14,174

(1)
On October 3, 2005, the CVM issued Deliberation No. 488 in respect of which these values have been reclassified. See “Presentation of Financial Information” for a detailed explanation of this reclassification.

(2)
On May 11, 2005, the shareholders approved a reverse stock split in the proportion of 1,000 (one thousand) shares to 1 (one) share of the same class. Had the reverse stock split occurred on December 31, 2002, shares outstanding would be 493,592 in each of 2004, 2003 and 2002 and earnings per share would have been 4.4, 3.2 and 2.2, respectively.

	December 31,
	2006	2005	2004	2003	2002
	(in millions of reais except when indicated)
Cash Flow Data:
Operating activities:
Net cash provided by operating activities	5,007	5,536	5,606	4,976	4,574
Investing activities:
Net cash (used in) investing activities	(1,885)	(1,667)	(1,415)	(1,278)	(1,614)
Financing activities:
Net cash (used in) financing activities	(3,372)	(3,647)	(4,167)	(3,974)	(2,675)
Increase (decrease) in cash and cash equivalents	(250)	224	24	(276)	285
Cash and cash equivalents at beginning of year	463	239	215	491	206
Cash and cash equivalents at end of year	213	463	239	215	491

Exchange Rates

Since 2000, the Brazilian government has been introducing significant changes aimed at simplifying the Brazilian foreign exchange market. Prior to March 4, 2005, there were two principal legal foreign exchange markets in Brazil:

•	the commercial rate exchange market and

•	the floating rate exchange market.

On August 4, 2006, the Brazilian National Monetary Council, through Resolution No. 3,389, softened the exchange coverage for exports, allowing Brazilian exporters to keep up to 30% of their income generated from exports of goods and/or services outside of Brazil. The remaining 70% of such income continues to be subject to compulsory repatriation to Brazil. However, the foreign exchange mechanism was simplified to provide for the simultaneous purchase and sale of foreign currency, through the same financial institution and using the same exchange rate.

On September 27, 2006, Resolution No. 3,412 absolved existing restrictions on investments in foreign financial and derivative markets by individuals and legal entities. On October 27, 2006, Resolution No. 3,417 increased the liquidation period permitted for exchange transactions from 360 to 750 days.

Until January 1999, the Brazilian Central Bank adopted an exchange rate policy based on “exchange bands” with a narrow range in which the real/dollar rate could float. In January 1999, the Brazilian Central Bank abandoned the system of “exchange bands” and allowed the real/dollar exchange rate to float freely. Since then the real/U.S. dollar exchange rate has been established mainly by the Brazilian interbank market and has fluctuated considerably. The Brazilian Central Bank has intervened occasionally to control unstable movements in the foreign exchange rate. However, the exchange market may continue to be volatile, and the real may depreciate or appreciate substantially in relation to the U.S. dollar in the future. It is not possible to predict whether the Brazilian Central Bank or the Brazilian government will continue to let the real float freely or will intervene in the exchange rate market.

Since 2005, the real has been appreciating as a consequence of a reduction in the country-risk and of the exchange flow resulting from a considerable trade balance surplus. The real/dollar exchange rate decreased from R$2.34 to US$1.00 on December 31, 2005 to R$2.14 to US$1.00 on December 31, 2006.

The following table set forth the exchange rate (subject to rounding adjustments), expressed in reais per U.S. dollar (R$/US$), for the periods indicated:

	Exchange Rate of R$ per US$
	Low	High	Average (1)	Period-end
Year Ended:
December 31, 2000	1.7226	1.9839	1.8287	1.9546
December 31, 2001	1.9349	2.7999	2.3514	2.3196
December 31, 2002	2.2701	3.9544	2.9301	3.5325
December 31, 2003	2.8211	3.6615	3.0707	2.8884
December 31, 2004	2.6536	3.2043	2.9249	2.6536
December 31, 2005	2.1625	2.7613	2.4333	2.3399
December 31, 2006	2.0578	2.3703	2.1763	2.1372
Month Ended:
January 31, 2007	2.1239	2.1548	2.1377	2.1239
February 28, 2007	2.0758	2.1174	2.0955	2.1174
March 31, 2007	2.0496	2.1380	2.0879	2.0496
April 5, 2007	2.0313	2.0470	2.0368	2.0325
___________
Source: Brazilian Central Bank.

(1)	Represents the average daily PTAX rates during the period.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

This section is intended to be a summary of more detailed discussions contained elsewhere in this annual report. The risks described below are not the only ones we face. Additional risks that we do not presently consider material, or of which we are not currently aware, may also affect us. Our business, results of operations or financial condition could be impacted if any of these risks materializes and, as a result, the market price of our preferred shares and our ADSs could be affected.

Risks Relating to Brazil

The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. This influence, as well as Brazilian political and economic conditions, could adversely affect us and the trading price of our preferred shares and ADSs.

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

Uncertainty over whether the reelected Brazilian government will implement changes in policy or regulation affecting these or other factors in the future may contribute to economic uncertainty in Brazil and heightened volatility in the Brazilian securities markets and securities issued abroad by Brazilian companies. In addition, possible political crises may affect the confidence of investors and the public in general, which may result in economic deceleration and affect the trading prices of shares issued by companies listed on the stock exchange, such as us.

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

Brazil has historically experienced high rates of inflation. Inflation and certain of the government’s measures taken in an attempt to curb inflation have had significant negative effects on the Brazilian economy. Since 1994, and after enactment of the Real Plan, Brazil’s inflation rate has been substantially reduced from that in previous periods. The Consumer Prices Index (Índice de Preços ao Consumidor), or the IPCA, published by the Instituto Brasileiro de Geografia e Estatística, rose 3.1% in 2006, the lowest rate of inflation in eight years, helped by the exchange rate appreciation. This index had presented variations of 5.7% in 2005, 7.6% in 2004, 9.3% in 2003 and 12.5% in 2002.

The General Prices Index (Índice Geral de Preços), or IGP-DI, as published by Fundação Getúlio Vargas, which is more influenced by exchange rate variations due to the inclusion of producer prices, registered inflation rates of 3.8% in 2006, 1.2% in 2005, 12.1% in 2004, 7.7% in 2003 and 26.4% in 2002.

Since 2006, telephone fees have been indexed to the Indice de Serviços de Telecomunicações (Telecommunications Service Index - IST), which is a basket of national indexes that reflect our sector’s operating costs, which could reduce the inconsistencies between our industry’s revenues and costs and thus reduce the adverse effects of inflation on us. However, Brazilian monetary policy will continue to call for the IPCA as an inflation targeting system. The inflation target for 2007 is 4.5%. This means that upon increases in inflation beyond the Brazilian Central Bank’s 4.5% 2006 target, basic interest rates may rise, the indirect effects of which could be a decrease in demand for telecommunication goods and services.

Fluctuations in the value of the Brazilian real against the value of the U.S. dollar may adversely affect our ability to pay U.S. dollar-denominated or U.S. dollar-linked obligations and could lower the market value of our preferred shares and ADSs.

The Brazilian currency has experienced devaluations in the past. The real was devalued against the U.S. dollar by 18.7% in 2001 and 52.3% in 2002. In contrast, the real appreciated in 2003, 2004, 2005 and 2006 against the U.S. dollar by 18.2%, 8.1%, 11.8% and 8.7%, respectively. See “Item 3.A—Selected Financial Data-Exchange Rates” for more information on exchange rates.

It should be noted that the IST, the new index applicable to telecommunication fees since 2006, reflects exchange fluctuations to a lesser degree than the previously applicable index, the IGP-DI. This means that since 2006, telecommunication revenues, when converted to U.S. dollars, reflect exchange fluctuations to a lesser degree, which would weaken the results of our operations in the event of currency devaluation.

As of December 31, 2006, 35.2% of our R$2.34 billion total indebtedness was denominated in foreign currencies, primarily in U.S. dollars and Japanese yen. As of December 31, 2006, we had currency hedges in place to cover virtually all of our foreign currency denominated debt. See “Item 11(a)—Quantitative and Qualitative Disclosures about Market Risk—Exchange rate risk.” Part of the costs relating to our network infrastructure is payable or linked to payment by us in U.S. dollars. However, other than income derived from hedging transactions and international long distance interconnection, all of our revenues are generated in reais. To the extent that the value of the real decreases relative to the U.S. dollar, our debt becomes more expensive to service and it becomes more costly for us to acquire technology and goods necessary to operate our business that have their prices linked to exchange rate fluctuations. The additional costs from our debt, however, are offset by revenues from corresponding hedging transactions, and the exposure of our capital expenditures is constantly monitored so that it does not reach a material amount. Nevertheless, currency fluctuations are expected to continue to affect our financial income and expenses.

Political, economic and social developments, and the perception of risk in other countries, especially emerging market countries, may adversely affect the Brazilian economy, our business, and the market price of Brazilian securities, including our preferred shares and ADSs.

The market for securities issued by Brazilian companies is influenced, in varying degrees, by global economic and market conditions, and especially by those in Latin American countries and other emerging markets. The reaction of investors to developments in other countries may have an adverse impact on the market value of securities of Brazilian companies. Crises in other emerging countries or the economic policies of other countries, in particular those of the United States, may reduce investor demand for securities of Brazilian companies, including our preferred shares. Any of the foregoing developments may adversely affect the market value of our preferred shares and hinder our ability to access the capital markets and finance our operations in the future on acceptable terms and costs, or at all.

Exchange controls and restrictions on remittances abroad may adversely affect holders of our preferred shares and ADSs.

Brazilian law provides that, whenever there is a significant imbalance in Brazil’s balance of payments or a significant possibility that such imbalance will exist, the Brazilian government may impose temporary restrictions on the remittance to foreign investors of the proceeds of their investment in Brazil and on the conversion of reais into foreign currencies. Any such restrictions could hinder or prevent the holders of our preferred shares or the depositary for the ADSs from converting dividends, distributions or the proceeds from any sale of such securities into U.S. dollars and remitting such U.S. dollars abroad. The imposition of these restrictions would also likely have an adverse effect on the market price of our preferred shares and ADSs.

Risks Relating to the Brazilian Telecommunications Industry and Us

Extensive government regulation of the telecommunications industry and our concession may limit our flexibility in responding to market conditions, competition and changes in our cost structure, or impact our fees.

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

The initial monthly and usage fees for our services (local and long-distance) were initially determined in our concession agreements. From March 2007 until July 31, 2007, the billing system will be converted to a minute basis, and the former measurement based on pulses will be discontinued. Our local concession contract sets forth the Local Basic Plan (PBL) and ANATEL’s right to impose an Obligatory Offer Alternative Plans (PASOOs) for local call charges. On December 7, 2006, ANATEL published Resolution 450 imposing an obligation on the concessionaires to offer a specific PASOO and establish its fees. Customers have the right to choose between the two plans, the PBL and the PASOO. One plan will benefit customers who make mostly short calls, and the second will benefit customers who make mostly longer calls (and/or those who use dial-up internet access). Our concession agreements also set forth criteria for annual fee adjustments. We derive a substantial portion of our revenues from services subject to this price adjustment. The method of price adjustment is essentially a price cap. ANATEL annually applies a price index correction that reflects the inflation index of the period and a productivity factor to our local and long-distance fees. Since 2006, the inflation index has been replaced by the IST, which reflects variations in telecommunications companies’ costs and expenses. ANATEL has complied with the fee range set by the concession agreements.

Our concession may be terminated by the Brazilian government under certain circumstances.

We operate our business under a concession granted by the Brazilian government. According to the terms of the concession, we are obligated to meet certain universal service requirements and to maintain minimum quality and service standards. For example, ANATEL requires that we satisfy certain conditions with respect to, among other things, expansion of our network to provide public pay-phone service for all areas with populations in excess of 100, expansion of our network to provide private individual telephone service for all areas with populations in excess of

300 and, with respect to quality of service, targets for call completion rates. Our ability to satisfy these terms and conditions, as well as others, may be affected by factors beyond our control. Our failure to comply with the requirements of our concession may result in the imposition of fines up to R$50.0 million or other government actions, including the termination of our concession. Any partial or total revocation of our concession would have a material adverse effect on our financial condition and results of operations. Moreover, the concession agreements establish that all assets owned by the Company and which are indispensable to the provision of the services described in such agreements are considered reversible assets and are deemed to be part of the concession assets. The assets will be automatically returned to ANATEL upon expiration of the concession agreements, according to the regulation in force at that time. On December 31, 2006, the net book value of reversible assets is estimated at R$8,027,464, which is comprised of switching and transmission equipment and public use terminals, external network equipment, energy equipment and system and operation support equipment.

On December 1, 2005, we sent ANATEL the necessary evidence that we had reached our network expansion and 2005 universal service targets established by the Serviço Telefônico Fixo Comutado (STFC). The evidence of our accomplishment was submitted by ANATEL to a public hearing on December 22, 2005, which was completed on February 6, 2006. ANATEL is in the process of issuing a certificate; however, it has not indicated when it will issue the certificate.

The expiration date of the original concession agreements was December 31, 2005, but it has since been renewed as of December 22, 2005 for an additional 20-year term.

We face substantial competition from other fixed-line providers that may reduce our market share.

The satisfaction of ANATEL’s universal service targets by several fixed telecommunications service providers opened our region to local and long-distance telecommunications services by other providers. We have experienced, and expect to continue to experience, market adjustments in which providers take actions in order to compete for clients, especially corporate and premium residential clients. Such actions tend to result in downward price and market share pressures. The Brazilian telecommunications market continues to reorganize, and the profile of our competitors remains subject to change. This move towards reorganization and consolidation is well illustrated by Carso Group’s acquisition of a significant corporate stake in Brazil’s largest cable company, Net Comunicações S.A., through Teléfonos de Mexico S.A. - Telmex. In October 2006, Net Comunicações S.A acquired Vivax, S.A., the second largest cable provider in the State of Sao Paulo (although this transaction is still awaiting authorization from Brazilian authorities). Such consolidation could allow our competitors to threaten our market share by providing bundled services or by making increased investments or offering more discounts as a result of greater financial viability.

We face increasing competition from cellular service providers.

Rapid growth of the cellular telecommunications industry and intense competition among cellular service providers have resulted in lower prices for cellular services. Cellular services are increasingly becoming an alternative to fixed-line services for residential customers. We expect this to negatively impact the use of fixed telecommunications services, and, therefore, mobile services are still the main competitive product our services. See “Item 4—Information on the Company—Competition.” For example, in 2006 the mobile operator TIM launched the “TIM Casa” product, a minutes package for fixed telephone lines at a lower price that can only be used from a restricted location pre-registered as a "TIM Casa." Services of this nature may eventually encourage substitution of fixed lines with the use of cellular telephones in residences.

Currently the number of mobile telephone lines is already more than double the number of fixed telephone lines in the State of São Paulo. The negative impact from the migration to cellular services is mitigated by the interconnection fees we receive from cellular to fixed-line calls; however, the recent calculation method for such fees has been causing significant reductions in those fees. Currently, the local network interconnection fee is defined as 50% of the price of one minute of local traffic, and the long-distance interconnection fee is defined based on the price of long-distance fees as opposed to traffic, the prior criteria. As a result, the fees were significantly reduced. We cannot assure you that such fees will continue in the future or that the continued growth of cellular services, and possible combination packages of services between fixed-line and mobile services, will not ultimately have an adverse effect on our business.

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

The advent of new products and technologies could have a variety of consequences. New products and technologies may reduce the price of our services by providing lower-cost alternatives, or they may also be superior to, and render obsolete, the products and services we offer and the technologies we use, thus requiring investment in new technology. If such changes do transpire, our most significant competitors in the future may be new participants in the market that are without the burden of any installed base of older equipment. The cost of upgrading our products and technology in order to continue to compete effectively could be significant.

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

Certain Factors Relating to Our Controlling Shareholder

Our controlling shareholder has strong influence over our business.

Telefónica Internacional S.A., or Telefónica Internacional, our principal shareholder, currently owns directly and indirectly approximately 85.57% of our voting shares and 87.95% of our total capital. See “Item 7.A—Major Shareholders” and “Item 7.B-Related Party Transactions.” As a result of its share ownership, Telefónica Internacional has the power to control us and our subsidiaries, including the power to elect our directors and officers and to determine the outcome of any action requiring shareholder approval, including transactions with related parties, corporate reorganizations and the timing and payment of our dividends. Given this degree of control over our company, circumstances could arise under which the interests of Telefónica Internacional could be deemed to be in conflict with the interests of our other shareholders.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

General

Following the restructuring and privatization of Telebrás, discussed below, we were incorporated on May 22, 1998, as a corporation (sociedade anônima) organized under the laws of the Federative Republic of Brazil. We are registered with the CVM as a publicly held company, and our stock is traded on BOVESPA. We are also registered with the SEC in the United States, and our ADSs are traded on the New York Stock Exchange, or NYSE. Our headquarters are located at Rua Martiniano de Carvalho, 851, 01321-001, São Paulo, SP, Brasil. Our telephone number is 55-11-3549-7922.

As of December 31, 2006, after the merger of Telefônica Data Brasil Holding S/A into Telesp (which was approved on April 28, 2006), we had 168,609,292 outstanding common shares, with no par value per share, and 337,232,189 preferred shares, with no par value per share. Our shareholders’ equity was in the amount of R$10,610,114 thousand as presented under the Corporate Law Method.

We provide fixed-line telecommunications services in the State of São Paulo under concession agreements granted in 1998 by the Brazilian government in connection with the restructuring and privatization of the Telebrás System, as described below. The concession, which was renewed in December 2005, authorizes us to provide fixed-line telecommunications services in a specific region, which includes all of the State of São Paulo except for a small area (Sector 33), where a previously existing fixed-line service provider, CTBC Telecom, which was not part of the Telebrás System, continues to operate independently.

In addition to the services we provide under the concession agreements of 1998, we also provide international and interregional long-distance services, as permitted under Act No. 23,395 of March 1, 2002, under which ANATEL also acknowledged our having accomplished the network expansion and universal service targets as of September 30, 2001.

We also provide multimedia communication services (“serviços de comunicação multimédia” or “SCM”) such as audio, video, data, voice and other sounds, images, texts and other information. ANATEL granted the SCM license with Act No. 33,791 of February 14, 2003. Telesp possesses one license, for Sectors 31 (our predecessor company’s area prior to the reorganization), 32 (the area corresponding to Ceterp prior to our acquisition) and 34 (CTBC’s area prior to the reorganization).

As of December 31, 2006, our regional telephone network included approximately 14.4 million fixed lines, including public telephone lines, of which 12.1 million lines were in service. Of the access lines in service, approximately 74.9% were residential, 20.3% were commercial, 2.0% were public telephone lines and 2.8% were for our own use and for testing.

Historical Background

The Restructuring and Privatization

Before the incorporation of Telecomunicações Brasileiras S.A. - Telebrás in 1972, there were more than 900 telecommunications companies operating throughout Brazil. Between 1972 and 1975, Telebrás and its operating subsidiaries, collectively the “Telebrás System,” acquired almost all of the telephone companies in Brazil and monopolized the provision of public telecommunications services in virtually all areas of the country.

On April 12, 1973, our main predecessor company, which had the same name as we have, Telecomunicações de São Paulo S.A. - Telesp, or TSP, began providing telecommunications public services as a Telebrás System operating company in the State of São Paulo. In 1973, TSP acquired Companhia Telefônica da Borda do Campo, or CTBC, which had long been active in the São Paulo metropolitan area as a telecommunications public services concessionaire. With this acquisition, TSP became the main supplier of fixed-line telecommunications services in the State of São Paulo and remained so until a wave of deregulation occured in the 1990s.

In 1995, the Brazilian government began a comprehensive reform of its system of telecommunications regulations. In July 1997, Brazil’s national congress adopted the General Telecommunications Law, which established a new regulatory framework, the introduction of competition and the privatization of the Telebrás System.

In May 1998, just prior to its privatization, the Telebrás System was restructured to form, in addition to Telebrás, twelve new holding companies. Virtually all assets and liabilities of Telebrás were transferred to the new holding companies, or the “new holding companies.” The resulting new holding companies, together with their respective subsidiaries, consisted of (i) eight cellular holding companies, each in one of eight cellular regions, and holding one or more operating companies that provided cellular services; (ii) three fixed-line holding companies, each in one of three fixed-line regions and holding one or more operating companies that provided local and intraregional long-distance services; and (iii) Embratel Participações S.A., a holding company of a single one of the Telebrás operating companies, Empresa Brasileira de Telecomunicações S.A. - Embratel, which provides international long-distance services throughout Brazil. Telesp Participações S.A., or TelespPar, was a new holding company formed in connection with the Telebrás privatization. Pursuant to the privatization, TelespPar received the shares held by Telebrás in the operating subsidiaries of the Telebrás System in the State of São Paulo, including TSP and CTBC, which provided fixed-line telecommunications service in the State of São Paulo.

In July 1998, the federal government privatized the Telebrás system, selling substantially all its shares in the new holding companies, including TelespPar and its shares in TSP and CTBC, to private sector buyers. The federal government’s shares of TelespPar were purchased by SP Telecomunicações Holding S.A., or SP Telecomunicações, formerly known as Tele Brasil Sul Participações S.A., a consortium comprised of Telefónica Internacional, Portelcom Fixa S.A., Banco Bilbao Vizcaya S.A., Iberdrola Investimentos S.U.L., CTC Internacional S.A. and Telefónica de Argentina S.A. As a result of a subsequent reorganization of SP Telecomunicações on January 10, 1999, one of its subsidiaries, SPT Participações S.A., or SPT, became the controlling shareholder of TelespPar. SPT was controlled by Telefónica Internacional, S.A (69.04%), Portugal Telecom, S.A (19.85%), PTELECOM, S.A (3.15%), Iberdrola Energia, S.A (6.04%), Iberdrola Investimentos S.U.L. (0.96%) and Banco Bilbao Vizcaya (0.96%).

The Reorganization of TelespPar

On November 30, 1999, the respective shareholders of TelespPar, TSP, CTBC and SPT approved a reorganization involving a series of mergers. Pursuant to the restructuring, the operations of TSP, CTBC and SPT were merged with and into TelespPar, which remained the surviving entity. Telespar simultaneously became the telecommunications services company operating under our current name, Telecomunicações de São Paulo S.A. - Telesp.

Ceterp’s Acquisition

On December 20, 1999, we acquired, through a public auction from the municipal government of the City of Ribeirão Preto, in the State of São Paulo, 51.0% of the voting shares and 36.0% of the total outstanding shares of Centrais Telefônicas de Ribeirão Preto S.A., or Ceterp. Ceterp provided fixed-line and cellular services in the State of São Paulo, outside the Telebrás System, and had been one of our minor competitors. According to the terms of the acquisition, on December 30, 1999, we acquired an additional 45.0% of the voting shares and 36.0% of the total outstanding shares of Ceterp from certain pension funds.

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

In order to comply with regulatory requirements, on October 27, 2000, Ceterp sold for cash Ceterp Celular S.A., its wholly-owned cellular subsidiary, to Telesp Celular.

On December 27, 2000, Ceterp was merged with and into us.

The Spin-off of Certain Data Transmission Operations

On January 30, 2001, our shareholders approved the spin-off of certain operations of our data transmission business into an independent Brazilian corporation, Telefônica Data Brasil Holding S.A., or TDBH. This spin-off was part of Telefónica’s global business reorganization to allow managerial and operational consolidation of business lines through separate, but affiliated, global business units and to enhance the strategic and competitive position of the group. At that time and based on the opinion of external consultants, the management of the company understood that it would be in the best interest, of the company to segregate the assets related to the rendering of the Switched Packaged Network services, transferring all the shares of Telefônica Empresas to the then newly-created TDBH. After five years, management of the company and TDBH understood that the segregation of Telefônica Empresas reached the expected objectives, which were: (a) consolidation of the SCM services in the corporate segment, both in terms of technical specialty as well as client portfolio; and (b) execution of specific investments that allowed a significant growth of Telefônica Empresas. Nevertheless, the management of the company and TDBH understood that the considerable increase in competition within this market, dominated by companies directly tied to large national and foreign groups, together with the transactional costs involved, provided an opportunity to merge its operations and increase technological expertise and the development of new products. Accordingly, the merger of the companies’ operations was effective July 2006. See “— The SCM Restructuring.”

Attainment of Targets

On September 30, 2001, in anticipation of a December 31, 2003 deadline, we achieved the service offering targets set by ANATEL in respect of network expansion and service universalization. This was acknowledged by ANATEL through Act 23,395 of March 1, 2002. Pursuant to our fulfillment of the targets, on April 29, 2002, ANATEL granted us a concession allowing us to offer international and interregional long-distance services outside our concession region, thereby enabling us to have a presence throughout Brazil. Accordingly, on May 7, 2002, we began providing international long-distance service and on July 29, 2002, we began providing interregional long-distance service. See “—Regulation of the Brazilian Telecommunications Industry—Obligations of Telecommunications Companies—Network Expansion & Quality of Service” for information relating to ANATEL’s network expansion and universal service targets.

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

On November 21, 2005 we approved the corporate reorganization of our wholly-owned companies A. Telecom S.A. (formerly Assist Telefônica S.A.), Santo Genovese Participações Ltda., or Santo Genovese and Atrium Telecomunicações Ltda., or Atrium. The capital reorganization consisted of the following steps: (i) Atrium was merged with and into Santo Genovese, which survived; and (ii) Santo Genovese was merged with and into A. Telecom S.A., which survived. Also under the reorganization, our shares of Santo Genovese were replaced by newly issued shares of A. Telecom S.A. as a result of the capital increase that followed the merger with Santo Genovese. We believe that the reorganization created value for A. Telecom’s shareholders, generated synergies and simplified the administrative structure of the constituent companies by offering to their clients more integrated services with a commercial presence. The reorganization was implemented and became effective on March 1, 2006.

The SCM Restructuring

On March 9, 2006, our Board of Directors and the boards of directors of TDBH and Telefônica Empresas S.A., a wholly-owned subsidiary of TDBH (“T-Empresas” and together with us and TDBH, the “Companies”), approved the restructuring of the Companies’ serviços de comunicação multimidia (“SCM”), or multimedia communications services, and data transmission activities (the “SCM Restructuring”).

The terms and conditions of the SCM Restructuring are set forth in an agreement executed by the Companies on March 9, 2006. The SCM Restructuring consisted of (i) the merger of TDBH into our company (the “Merger”); and (ii) the spin-off of all T-Empresas’ assets and activities except its SCM assets and activities outside Sectors 31, 32 and 34 of Region III of Annex II of the General Concession Plan (the “Spin-off”) and assets and activities related to the data center.

The SCM Restructuring was submitted for approval at the Companies’ respective general shareholders meetings on April 28, 2006, which, due to a lawsuit filed by minority shareholders, became effective on July 28, 2006. Upon shareholder approval of this restructuring: (i) TDBH was dissolved; (ii) its shareholders received shares of our common or preferred stock, or ADSs, as appropriate; (iii) we succeeded TDBH in all of its rights and obligations; and (iv) T-Empresas became our wholly-owned subsidiary. See the Contract and Justification of the Merger of Telefônica Data Brasil Holding S.A. into Telecomunicações De São Paulo S.A. - Telesp and Partial Spin-Off of Telefônica Empresas S.A. dated March 9, 2006, which is included in this Annual Report as an exhibit.

We expect that the SCM Restructuring will result in: (i) greater operational and financial efficiencies; (ii) a share liquidity increase, particularly for TDBH’s shareholders, but also for our shareholders; and (iii) cost reductions for all of the Companies’ activities into one listed company, Telesp.

The increase in our capital stock as a result of the Merger, and the reduction in T-Empresas’ capital stock as a result of the Spin-off, have been based on appraisals of TDBH’s and T-Empresas’ respective net equity values, by Hirashima & Associados Ltda., an independent appraisal firm, issued on March 6, 2006 (the “Appraisals”). The Appraisals were based on TDBH’s and T-Empresas’ respective balance sheets as of December 31, 2005, each audited by Ernst & Young Auditores Independentes S.S. According to the Appraisals, as of December 31, 2005, TDBH’s net equity value was R$597,164,881.58 and T-Empresas' net equity value was R$304,234,227.25 (with the equity value of T-Empresas’ spun-off components being R$273,797,261.22). NM Rothschild & Sons (Brasil) Ltda. (“Rothschild”) was retained to support the share exchange ratio determination between us and Brasil Data. On the basis of the value range average determined by Rothschild (using the discounted free cash flow method), the following exchange ratios were established:

•	one share of Telesp’s common stock for each 75,389 shares of TDBH’s common stock;

•	one share of Telesp’s preferred stock for each 75,389 shares of Data’s Brazil’s preferred stock; and

•	one ADS of Telesp for each 1.50778 ADSs of TDBH (with each TDBH ADS representing 50,000 shares of our preferred stock).

As a result of the Merger, and based on the foregoing exchange ratios, a maximum of 4,758,172 shares of our common stock and 9,449,209 shares of our preferred stock have been issued, in exchange for outstanding TDBH shares of common and preferred stock (except for our existing minority shares in TDBH which have been cancelled). Immediately following the Merger, our capital stock was divided into 506,237,272 total shares, with 168,819,870 being common shares and 337,417,402 being preferred shares, all in book-entry form, without par value. Shares of our preferred stock that have been distributed to the preferred shareholders of TDBH have the same rights as pre-merger TDBH’s outstanding preferred stock, except for the right to vote for the approval of related party transactions. Regarding the Spin-off, considering that at the time of its implementation, T-Empresas was our wholly-owned subsidiary, the transfer to Telesp of the spun-off components of T-Empresas did not result in any increase or decrease in the net equity of Telesp, nor in the number of shares that comprise its capital stock.

In connection with the Merger, TDBH’s shareholders had the right of withdrawal in accordance with Brazilian Corporate Law until 30 days from the shareholders’ approval thereof. Our shareholders were not entitled to a right of withdrawal as a result of the Merger or Spin-off. The Spin-off did not result in any amendment to our bylaws. Notwithstanding the fact that approval of ANATEL is not required, the SCM Restructuring has been submitted to the agency for filing purposes. Since the Merger and Spin-off involve companies belonging to the same group, the SCM Restructuring is not subject to approval from the Brazilian antitrust agency. The transaction costs of the SCM

 Restructuring are estimated at approximately R$3.5 million, including costs related to appraisal, auditing, legal counseling, publications and other expenses.

With respect to TDBH’s merger into us, certain minority shareholders tried to suspend our general shareholders’ meeting by contesting Rothschild’s appraisal through obtaining an injunction issued by the 14th civil chamber of the central forum of the district court of São Paulo. The injunction was cancelled on July 28, 2006, and the merger became legally effective. The main action (Açao Ordinária nº 583.00.2006.156920-5) has not yet been resolved in the lower court.

Association Agreement DTH Interactive

On August 10, 2006 the Company, its subsidiary A.Telecom S.A. and DTH Interactive Ltda (DTHI), which provides satellite TV, executed an association agreement for a 12-month period, whereby these companies could offer integrated telecommunications services to consumers, including voice, ADSL, and subscription TV, with each company assuming obligations and earnings related its own expertise. This partnership permitted the introduction of the triple play of telephony, broadband and subscription TV into the Brazilian market.

Agreement of Merger, Purchase and Sale of Operations, Assets, Stock and Other Obligations with the Abril Group

On October 29, 2006, the Company entered into an agreement with Abril Comunicações S.A., TVA Sistema de Televisão S.A., Comercial Cabo TV São Paulo Ltda., TVA Sul Paraná Ltda., and TVA Radioenlaces Ltda. (the “Abril Group”), whereby we combined our telecommunications and broadband services with the broadband and cable services of Tevecap S.A., or TVA, the second largest Brazilian Pay TV provider with operations in four States. Through this transaction, we broadened our services to meet our users’ increasing demand, combining the Abril Group’s expertise in content and media production and placement with the expertise of the Telefônica Group in the telecommunications segment.

According to the terms of the agreement, we and the Abril Group will enter into formal commercial and operating contracts between us and TVA (and its operating subsidiaries), which will also be restructured. Following the restructuring, and subject to ANATEL approval, we will hold (i) directly, 100% of the shares of TVA’s MMDS (multichannel multipoint distribution services) and broadband services company (within and outside the state of São Paulo); (ii) indirectly, 100% of the preferred shares, and a minority holding of common shares, subject to the limits set forth under current laws and regulations for cable television service companies (outside the state of São Paulo); and (iii) indirectly, 100% of the preferred shares, in addition to a minority holding of common shares, subject to the limits set forth under current laws and regulations for cable television service companies (within the state of São Paulo).

The effective acquisition of shares and the consequent transfer of shares, particularly the acquisition of control of the company holder of the MMDS license, are conditional upon prior approval by ANATEL and compliance with the other conditions precedent provided for in the agreement. The Brazilian Antitrust Agency (CADE) must also approve the transaction from an anti-competition point of view.

Once the transaction is approved by ANATEL, a Special General Meeting will be held to ratify the agreement, in accordance with paragraph 1, article 256 of Law No. 6404/76.

Pursuant to the agreement, on December 28, 2006, we made an advance payment of R$200 million to the Abril Group and received a guaranty backed by the TVA network’s assets.

Eventual regulatory and legal constraints on this transaction, such as a limitation of foreign shareholders’ participation in the cable TV companies and restrictions in the concession contracts, might impose barriers to provide integrated offers. Those limitations could affect our competitive positioning.

Corporate Structure and Ownership

Our general corporate and shareholder structure is as follows:

Capital Expenditures

Prior to privatization, our capital expenditures were planned and allocated on a system-wide basis and subject to approval by the Brazilian government. These constraints on capital expenditures prevented us from making certain investments that otherwise would have been made to improve telecommunications services in our concession region. These restrictions were lifted, and we are now permitted to determine our own capital expenditure budget, subject to compliance with certain obligations to expand service under the concession.

The following table sets forth our capital expenditures for each year in the three-year period ended December 31, 2006.

	Year ended December 31,
	2006	2005	2004
	(in millions of reais)
Switching equipment	31.3	118.4	67.9
Transmission equipment	122.9	92.9	215.2
Infrastructure	60.8	55.6	17.9
External network	382.1	245.3	82.8
Data transmission	307.2	263.4	234.6
Line support equipment	297.7	240.1	296.4
Administration (general)	329.3	560.5	322.1
Long-distance	35.2	10.2	12.0
Other	154.9	88.1	90.0
Total capital expenditures	1,721.4	1,674.5	1,338.9

In addition to the consolidation of our broadband market position, the primary focus of our capital expenditure program has been, and continues to be, the expansion, modernization and digitalization of the network in order to comply with ANATEL’s targets and to provide quality service for our clients. See “Item 4.B—Information on the Company—Business Overview—Regulation of the Brazilian Telecommunications Industry—Obligations of Telecommunications Companies.”

We anticipate that our capital expenditures for 2007 will be approximately R$1.8 billion. We expect to fund these expenditures with funds internally generated from our operations and through debt.

B. Business Overview

Our Region

The State of São Paulo covers an area of 248,809 square kilometers, representing approximately 2.9% of Brazil's territory. The population of the State of São Paulo is approximately 41.06 million, representing 22% of Brazil's total population. The gross domestic product, or GDP, of the State of São Paulo in 2006 was an estimated R$ 701.78 billion, or approximately US$ 322.36 billion, representing approximately 30% of Brazil's GDP for the year. The State of São Paulo's annual per capita income during 2006 was an estimated R$17,093, or approximately US$ 7,852.

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

Our concession region is Region III, which is comprised of 622 municipalities, including the City of São Paulo, with an aggregate population of approximately 40.5 million. Of the municipalities in Region III, 71 have populations in excess of 100,000. The City of São Paulo has a population of approximately 11 million. According to the plan established by the federal government, whereby the government granted licenses to four providers of fixed-line telecommunications services, the State of São Paulo was divided into four sectors including Sectors 31 (our predecessor company’s area prior to the reorganization), 32 (the area corresponding to Ceterp prior to our acquisition), 33 (corresponding to the portion of the State of São Paulo that we do not service) and 34 (CTBC Borda do Campo area prior to the reorganization). Through transactions that took place in November 1999 and December 2000, CTBC Borda do Campo and Ceterp merged into our company, which now holds Sectors 31, 32 and 34. Sector 33 is held by CTBC Telecom.

On September 30, 2001, we attained our December 31, 2003 network expansion and universal service targets, as further described below in “Services—Interregional and International Long-Distance Services.” As a result, on April 29, 2002, ANATEL granted us authorization to provide international and interregional long-distance services, thereby enabling us to have a presence throughout Brazil. On May 7, 2002, we began offering international long-distance service and, on July 29, 2002, we started offering interregional long-distance service.

The conditions for the provision of interregional and international long-distance services outside the concession area contemplate that providers already operating services under a selection code (a two-digit code to be input by the caller as a prefix to the number dialed) shall keep such code under the new licenses authorizing operation outside the applicable concession area. Accordingly, we continue using the provider selection code “15” that permits our callers to originate calls using our services even though they are outside our concession area. All interregional and international cellular calls, whether in our concession area or that of another provider, dialed using Personal Mobile Service—SMP, through which mobile services users choose the provider for interregional and international long-distance calls, and which requires dialing our code “15” in order to use our services. See “Services—Network Services.”

Services

Overview

Our services consist of:

•	local services, including installation, monthly subscription, measured service and public telephones;

•	intraregional, interregional and international long-distance services;

•	multimedia services;

•	network services, including interconnection and the leasing of facilities, as well as other services.

In March 2002, ANATEL certified our compliance with the 2003 universal service targets and authorized us in April 2002 to start providing local and intraregional services in certain regions in which we were not operational and interregional and international long-distance services throughout Brazil. See “—Competition” and “—Regulation of the Brazilian Telecommunications Industry—Obligations of Telecommunications Companies—Public Regime—Service Restrictions.”

We provide interconnection services to cellular service providers and other fixed telecommunications companies through the use of our network. In April 1999, we also began to sell handsets and other telephone equipment through A. Telecom S.A. (formerly Assist Telefônica S.A.), our wholly-owned subsidiary. Until January 2001, we provided data transmission services, but spun off our data transmission operations into TDBH. See “Item 4.A—Information on the Company—History and Development of the Company—the SCM Restructuring.”

The following table sets forth our operating revenue for the years indicated. Our fees for each category of service are discussed below under “—Rates and Taxes.” For a discussion of trends and events affecting our operating revenue, see “Item 5—Operating and Financial Review and Prospects.”

	Year ended December 31,
	2006	2005	2004
	(in millions of reais)
Local service	9,637	9,480	8,480
Intraregional service	2,090	2,042	2,327
Interregional long-distance service	927	1,184	732
International long-distance service	153	171	113
Data transmission	2,020	1,313	909
Network usage services	4,243	4,220	4,039
Interconnection services	535	754	809
Network Access	398	415	393
Goods sold	10	8	21
Other	784	764	603
Total	20,797	20,351	18,426
Taxes and discounts	(6,154)	(5,956)	(5,117)
Net operating revenue.	14,643	14,395	13,309

Local Service

Local service includes activation, monthly subscription, measured service and public telephones. Measured service includes all calls that originate and terminate within the same local area or municipality of our concession region, which we refer to as “local calls.” Excluding the portion of our region that was serviced by Ceterp before our acquisition in December 1999, we were the only supplier of local fixed-line and intraregional long-distance telecommunications services in our region until July 1999. At that time, licenses were auctioned to permit a competitor to provide local fixed-line and intraregional long-distance telecommunications services in our region, including the area formerly served by Ceterp. Vésper São Paulo S.A. received authorization and began operations in December 1999. Embratel, Br Telecom and Telemar also provide local services in our concession region. See “—Competition.”

Telesp became the first telephone service concessionaire in Brazil to offer local services outside its concession region (the State of São Paulo). In May 2003, we achieved the network expansion and universal service targets established by ANATEL, and began providing local services to six other states in Brazil, including Sergipe, Espírito Santo, Rio Grande do Sul, Paraná, Santa Catarina and certain areas in Rio de Janeiro. In May 2004, we began providing local telephone services in seven other states in Brazil, including those in the capitals of Pará, Roraima, Amapá, Rondônia, Maranhão, Tocantins and Acre. In May 2005, we also began to provide local telephone services in the capitals of the following states: Ceará, Amazonas, Pernambuco, Rio de Janeiro, Bahia, Mato Grosso do Sul and

 Mato Grosso. Since May 2006, we have also been providing local telephone services in Brasília (Distrito Federal) and Goiânia, the capital of the State of Goiás.

Intraregional Long-Distance Service

Intraregional long-distance service consists of all calls that originate in one local area or municipality and terminate in another local area or municipality of our concession region. We were the sole provider of intraregional long-distance service in our region until July 3, 1999, when the federal government also authorized Embratel and Intelig to provide intraregional long-distance services. Vésper also began to provide intraregional long-distance services in our concession region in December 1999. Embratel, Br Telecom and Telemar also provide local services in our concession region. See “—Competition.”

Interregional and International Long-Distance Service

On March 1, 2002, ANATEL acknowledged that we had satisfied its network expansion and universal service targets two years prior to the scheduled date. As a result, on April 25, 2002, ANATEL published an order that allowed us to be the first fixed-line telephone company to provide the full range of STFC services and granted us authorization to develop services in the local, intraregional, interregional and international markets throughout Brazil.

On April 29, 2002, certain provisions of ANATEL’s order were partially suspended as a result of injunctions sought by Embratel. The injunctions prevented us from commencing our interregional services that originated in our concession region, Region III, and terminated in other concession areas, namely Region I (Telemar’s concession region) and Region II (Brasil Telecom’s concession region). However, our concession to provide local and interregional services in Region I, Region II, Sector 33 of Region III and international services in all three regions was not affected. These injunctions were lifted in June 2002. The lawsuits brought by Embratel have been dismissed. In October 2005, we agreed with Embratel to extinguish various claims, including this one. Therefore, the possibility that we may be barred from providing interregional services still exists, although our risk of loss in this legal proceeding is deemed remote.

We began operating international long-distance service in May 2002 and interregional long-distance services in July 2002. Interregional long-distance service consists of state-to-state calls within Brazil. International long-distance service consists of calls between a point in Brazil and a point outside Brazil.

Network Services

In 2003, the most important development in network services was the migration of the mobile cellular service to the Personal Mobile Service - SMP, through which mobile services users began to choose their carrier for national and international long-distance calls, as they had already been choosing for their fixed telephone service. The introduction of the Carrier Selection Code - CSP required us to negotiate and enter into new interconnection agreements in order to implement the new rules and regulations specifically applicable to this new service.

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

Brazil is divided into Regions I (Telemar and Embratel), II (Brasil Telecom, Sercomtel and GVT), III (Telefônica and Embratel) and IV (Embratel and Intelig) with Telemar, Brasil Telecom, Sercomtel, Telefônica and Embratel being the incumbents. In 2005, we expanded our long-distance network in the main Brazilian cities of Regions I and II, to new regions, such as the concession areas of CTBC Telecom and Sercomtel in Londrina. We have also updated our interconnection agreements that have allowed us to begin local operations in seven capital cities of Brazil—Porto Alegre, Curitiba, Brasília, Rio de Janeiro, Vitória, Belo Horizonte and Salvador—by means of supplying such markets with the necessary infrastructure based on new generation platforms.

In 2005, we optimized new business opportunities in the State of São Paulo through offering services to other telecommunications companies. The result was a significant increase in the number of providers that use Telesp’s interconnection services.

One of the most important developments in network services concluded in 2005 was the adjustment of the network topology in the State of São Paulo by regulatory requirements, which consisted of the integration of 92 municipalities in the state, allowing customers to make local calls that had previously been categorized as long-distance calls.

Competition for long-distance service has increased, and now there is a total of 21 active codes in the State of São Paulo. A new prepaid attendant service for intercity call forwarding has been implemented, as well as a national satellite service for large-scale clients’ support needs, and 20 local and long-distance carrier service agreements have been renegotiated.

A new Service Level Agreement (SLA) has been negotiated for co-billing services. Also, a direct billing system was deployed to bill other operators’ users for long-distance calls.

Other Services

Currently, we also provide a variety of other telecommunications services that extend beyond basic telephone service, including interactive banking services, electronic mail and other similar services.

Interconnection

In 2004, ANATEL published proposed amendments to the interconnection rules in general and, specifically, to the interconnection charging rules. In July 2005, ANATEL published new rules regarding interconnection systems that substantially changed the interconnection model. These changes include: (i) an obligation to offer the public all types of interconnection services, in addition to interconnections between fixed-line service providers and mobile service providers; (ii) an offer of interconnections for Internet Service Providers (ISPs); (iii) the establishment of criteria for the treatment of fraudulent calls; and (iv) the reduction of time in which to answer new interconnection solicitations. As a result of these reforms, new operators may enter the market and increase competition in the wholesale arena.

We have entered into new interconnection agreements that conform to the new interconnection rules upon entrance into the market of seven new fixed and specialized mobile service providers. New contracts have been implemented as of March 2006, which allow us to develop additional interconnection relationships and offer our interconnection customers new telecommunications services in the State of São Paulo.

In 2006, our interconnection contracts were renegotiated to comply with ANATEL’s regulations and our strategy for reducing interconnection costs.

The interconnection public offer has been amended following negotiations with providers and changes in the services rendered and regulatory requirements. We have adopted procedures to reduce the time necessary to answer customers’ interconnection requests, as well as to monitor and comply with quality levels set by ANATEL for interconnection services with a current availability level of 99.8%.

We have also completed implementation of the interconnection with mobile service providers in the most intensive traffic areas, assuring the proper billing for such calls and reducing interconnection costs.

I-Telefônica

I-Telefônica is a free Internet access service provider launched in September 2002 by our subsidiary A. Telecom S.A. (formerly Assist Telefônica). The product covers 620 cities in the State of São Paulo and over 1,000 cities in all of Brazil. The service delivers high quality, stable Internet access that is structured to ensure that our clients do not encounter a busy signal when connecting to the Internet. I-Telefônica permits us to increase the range of our services and better supply our customers by offering an entry-level option to the Internet market. I-Telefônica also represents a strategic tool to protect us against the possible traffic imbalance that may be generated by Internet access service providers that do not use our network. Traffic imbalance (sumidouro) occurs when a certain telecommunications operator has a higher volume of incoming than outgoing traffic (with another operator). When the incoming/outgoing traffic relationship falls outside the 45%-55% range, the operator with higher outgoing traffic must pay to the other the interconnection fees corresponding to the traffic that exceeds the range. Telecommunications operators that house internet service providers tend to have more incoming than outgoing traffic and thus receive interconnection revenues from other operators. I-Telefônica helps us keep our dial-up traffic on our own network, and thus reduce unfavorable traffic imbalance, thereby lowering our interconnection expenses.

IP Network Asset Acquisition

On December 10, 2002, after receiving approval from ANATEL, our Board of Directors approved a proposal to acquire certain assets from T-Empresas, one of the companies of the Telefónica group, including the following services: (a) an Internet service that allows our customers to access our network through remote dial-up connection and (b) services that allow customers of Internet Service Providers, or ISPs, to have access to broadband Internet. The purpose of this asset acquisition was to capitalize on synergies that would assist in developing our network and provide a quick response to market competitors.

Authorization to Provide Multimedia Services

On January 29, 2003, ANATEL granted our Multimedia Communications Service (SCM) license nationwide, allowing A. Telecom S.A. (formerly Assist Telefônica), our wholly-owned subsidiary, to provide voice and data services through points-of-presence (POPs), which are comprised of private telecommunications networks and circuits.

On November 11, 2004, ANATEL granted us an experimental and scientific license to test “Wi-Max” technology, a multimedia service that expired in December 2005.

On December 14, 2005, ANATEL granted us a new experimental and scientific license to test technologies that would allow the transmission of digital video content via ADSL for a term of six months. In June 2006, this license was renewed for another six month period, and it expired in December 2006.

Authorization to Provide Direct Home Service (DTH)

On May 16, 2006, Telesp’s subsidiary, A. Telecom S.A., applied for a license to provide direct home service (Distribuição de Sinais de Televisão e de Áudio por Assinatura Via Satélite - DTH) from ANATEL. ANATEL has granted the authorization through Act No. 64,027 of March 14, 2007. DTH is one of the special types of subscription TV services that utilize satellites for the direct distribution of television and audio signals for subscribers.

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

Rates and Taxes

Rates

Overview

We generate revenues from (i) activation and monthly subscription charges; (ii) usage charges, which include measured service charges; and (iii) network usage charges and other additional services.

Rates for telecommunications services are subject to comprehensive regulation by ANATEL. See “—Regulation of the Brazilian Telecommunications Industry.” Since the relative stabilization of the Brazilian economy in mid-1994, there have been two major changes in rates for local and long-distance services. First, in January 1996, rates for all services were increased, primarily to compensate for accumulated effects of inflation. Then, in May 1997, the rate structure was modified through a fee rebalancing that resulted in higher charges for measured service and monthly subscription, and lower charges for intraregional, interregional and international long-distance services. The purpose of the change was to eliminate the cross-subsidy between local and long-distance services.

Concession agreements, which are valid from 1998 until December 31, 2005, establish a price cap for annual rate adjustments, generally effected in June of each year. The annual rate adjustment is applied to the following categories of service rates:

•
local services, where rates are established pursuant to a basket of fees. This basket includes rates for the installation of residential and commercial lines, measured services and subscription fees. In case of a price adjustment, each one of the items within the local fee basket has a different weight, and as long as the total local fee price adjustment does not exceed the rate of increase in the General Price Index, or IGP-DI, minus a productivity factor established in the concession agreements, each individual fee within the basket may exceed the IGP-DI variation by up to 9%;

•
local network services, which may be adjusted taking into account the weighted average of traffic per hour, with adjustments limited to the rate of increase in the IGP-DI minus a productivity factor established in the concession agreements;

•	public telephone services, with adjustments limited to the rate of increase in the IGP-DI; and

•
domestic long-distance services, with rate adjustments divided into intraregional and interregional long-distance services, which are calculated; based on the weighted average of the traffic, and taking into account time and distance. For these categories, each fee may individually exceed the rate of increase in the IGP-DI by up to 5%; however, the total adjustments in the basket of fees cannot exceed the rate of increase in the IGP-DI minus a productivity factor established in the concession agreements. See “—Regulation of the Brazilian Telecommunications Industry.”

Our rates for international services are not subject to regulation and are not required to follow the price cap established for other services therefore, we are free to negotiate our fees based on the international telecommunications market, where our main competitor is Embratel.

As of January 2006, with the renewal of our concession until December 31, 2025, readjustment rules for fees became effective. The current contract may be modified on December 31 of each of the years 2010, 2015 and 2020 to set forth new terms that account for conditions then existing. 24 months before the anticipated modifications, ANATEL must publish its proposals for such terms.

According to the new contract, we readjust charges based on a service basket of fees, as follows:

•
local services, where rates are established pursuant to a service basket of fees that includes rates for the measured traffic and subscription fees. In the case of a price adjustment, each one of the items within the local fee basket has a different weight and, as long as the total local fee price adjustment does not exceed the rate of increase in the Telecommunication General Price Index, or IST, minus a productivity factor as established in the concession agreements, each individual fee within the basket may exceed the IST variation by up to 5%;

•
installation of residential and commercial lines and public telephone services, with adjustments limited to the rate of increase in the IST minus a productivity factor as established in the concession agreements; and

•
domestic long-distance services, with rate adjustments divided into intraregional and interregional long-distance services, which are calculated based on the weighted average of the traffic, and taking into account time and distance. For these categories, each fee may individually exceed the rate of increase in the IST by up to 5%; however, the total adjustments in the basket of fees cannot exceed the rate of increase in the IST minus a productivity factor as established in the concession agreements. See “—Regulation of the Brazilian Telecommunications Industry.”

Local Rates

Our revenue from local service consists principally of activation charges, monthly subscription charges, measured traffic charges and public telephone charges. Users of measured traffic, both residential and non-residential, pay for local calls depending on usage, which is measured in pulses. The first pulse is recorded at the moment a call is in fact connected to its destination. Afterwards, pulses occur system-wide every four minutes, regardless of the time when a particular call was initiated. As a result, the time between the first pulse and the second (system-wide) pulse may vary between one second and four minutes. Thus, based upon the point during a cycle at which a call is initiated, the charge for the call may vary significantly.

Local charges for weekday calls are determined by multiplying the number of pulses by the charge per pulse. For calls made at night and during selected weekend hours, callers are charged for only one pulse regardless of the duration of a call. Under current ANATEL regulations, residential customers receive 100 free pulses per month, and commercial customers receive 90 free pulses per month.

Starting in March 2007, the billing system will be converted to a minute basis, and the former measurement based on pulses will be discontinued. The conversion should be completed by July 31st of, 2007, at which time all customers will have local calls billed in minutes.

Our local concession contracts set forth two possible plans for local call charges, both offered to customers who will have a choice between plans:

1) Local Basic Plan: for clients that make mostly short duration calls (up to three minutes), during regular hours;

2) Mandatory Alternative Plan (PASOO): for clients that make mostly longer duration calls (above three minutes), during regular hours and/or that use the line for dial-up service to the internet.

Following is the comparative table between plans (rules of billing and tariffs/minute):

CHARACTERISTICS OF PLAN	BASIC PLAN	MANDATORY ALTERNATIVE PLAN
Activation (for new lines)
Sector 31	R$106.81	R$106.81
Sector 34	R$87.90	R$87.90
Sector 32	R$57.06	R$57.06
Monthly Basic Assignment
Residential Assignment (sectors 31, 32 and 34)	R$37.98	R$37.98
Allowance (minutes included in the Residential Assignment)	200 minutes	400 minutes
Commercial Assignment
Sector 31	R$65.12	R$65.12

Sector 34	R$63.40	R$63.40
Sector 32	R$60.50	R$60.50
Allowance (minutes included in the Commercial Assignment)	150 minutes	360 minutes
Local Call Charges
Regular Hours
Completing the call (minutes deducted from the allotment)	-	4 minutes
Completing the call after the terms of the allotment
Sector 31	-	R$0.14672
Sector 34	-	R$0.14294
Sector 32	-	R$0.15395
Local Minutes - charges in excess use of the allotment
Sector 31	R$0.09557	R$0.03667
Sector 34	R$0.09557	R$0.03572
Sector 32	R$0.09557	R$0.03848
Minimum time billing	30 seconds	-
Time unit billing	6 seconds	6 seconds
Reduced Hours
Charge per answered call (minutes deducted from allotment)	2 minutes	4 minutes
Charge per answered call after the allotted duration
Sector 31	R$0.19114	R$0.14672
Sector 34	R$0.19114	R$0.14294
Sector 32	R$0.19114	R$0.15395

The fees for the Local Basic Plan Service were approved by Act No. 59,517, of July 10 2006, of ANATEL. The charges for the Mandatory Alternative Plan (PASOO) were approved by Resolution No. 450, of December 7, 2006. See “—Regulations in the Brazilian Telecommunications Industry.”

On July 10, 2006, by means of Act No. 59,517, ANATEL ratified the new local fees for our concession areas, effective from July 14, 2006 onward. The average decrease in the service basket was (-0.38%). The fees were applied to consumers as follows:

•	On July 10, 2006, we began charging a monthly subscription rate of R$37.98 per residential client;

•	Commercial and non-residential (PBX) clients were charged a monthly subscription rate of R$65.12 in Sector 31, R$63.40 in Sector 34 and R$60.50 in Sector 32;

•	Rates for measured service were R$0.14672 per pulse in Sector 31, R$0.14294 per pulse in Sector 34 and R$0.15395 per pulse in Sector 32; and

•	Activation fees, including taxes, were R$106.81 for Sector 31, R$87.90 for Sector 34 and R$57.06 for Sector 32.

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

On March 1, 2002, ANATEL acknowledged that we had reached its network expansion and universal service targets two years prior to the scheduled date. As a result, on April 25, 2002, ANATEL published an order that allowed us to be the first concessionaire to provide the full range of STFC services and expanded our license to develop services in the local, intraregional, interregional and international markets throughout Brazil.

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

We have developed alternative rate plans for our residential and corporate customers.

Network Usage Charges

We earn revenues from any fixed-line or mobile service provider that either originates or terminates a call within our network. We also pay interconnection fees to other service providers when we use their network to place or receive a call. Under the General Telecommunications Law, all fixed-line telecommunications service providers must provide interconnection upon the request of any other fixed-line or mobile telecommunications service provider. We have interconnection agreements with other telephone service providers, including Embratel, Intelig and Telesp Celular. The interconnection agreements are freely negotiated among the service providers, subject to a price cap and in compliance with the regulations established by ANATEL, which includes not only the interconnection basic principles covering commercial, technical and legal aspects, but also the traffic capacity and interconnection infrastructure that must be made available to requesting parties. If a service provider offers to any party an interconnection fee below the price cap, it must offer the same fee to any other requesting party on a non-discriminatory basis. If the parties cannot reach an agreement on the terms of interconnection, including the interconnection fee, ANATEL can establish the terms of the interconnection. See “—Regulation of the Brazilian Telecommunications Industry—Obligations of Telecommunications Companies.”

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

•	Fee for the use of our long-distance network—We charge the service provider a network usage charge on a per-minute basis only when the interconnection access to our long-distance network is in use.

•	Fee for the lease of certain transmission facilities used by another service provider in order to place a call.

Beginning in 2006, with the 20-year renewal of the Concession Contracts, the rules in respect of local network fees, or TU-RL, were changed. Beginning on January 1, 2008, local network fees will be calculated based on a long-

term cost model (LRIC—Long Run Incremental Costs). We have petitioned ANATEL to postpone the introduction of the LRIC.

For 2006 and 2007, ANATEL established the following retail-based rule:

(i) from January 1, 2006 to December 31, 2006, the local network fee will equal 50% of the per-minute charge of a local call, in accordance with charges promulgated by ANATEL, for the Basic Local Service Plan; and

(ii) from January 1, 2007 to December 31, 2007, the local network fee will equal 40% of the per-minute charge of a local call, in accordance with value promulgated by ANATEL, for the Basic Local Service Plan. See the Local Concession Contracts included in the Annual Report as exhibits, and the above request for postponement.

The usage fees for the long-distance network (TU-RIU) will also be based on a long-term cost model (LRIC—Long Run Incremental Costs), starting on January 1, 2008. See the Local Concession Contracts included in the Annual Report as exhibits.

Cellular telecommunications services in Brazil, unlike those in the United States, is offered on a “calling party pays” basis, under which the subscriber pays only for calls that he or she originates. Additionally, a subscriber pays roaming charges on calls originated and terminated outside his or her home registration area. Calls received by a subscriber are paid for by the party that places the call in accordance with a rate based on per-minute charges. For example, a fixed-line service customer pays a rate based on per-minute charges for calls made to a cellular service subscriber. The lowest base rate per minute, or VC1, applies to calls made by a subscriber in a registration area to persons in the same registration area. Calls to persons outside the registration area, but within our concession region, are charged at a higher rate, VC2. Calls to persons outside our concession region are billed at the highest rate, VC3. When a fixed-line service customer calls a mobile subscriber, we charge the fixed-line service customer per-minute charges based on VC1, VC2 or VC3 rates. In turn, we pay the cellular service provider the cellular network usage charge.

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

Data Transmission Rates

We receive revenues from charges for data transmission, which include our broadband service, known as “Speedy,” the rental of dedicated analog and digital lines for privately leased circuits to corporations and others that were provided by TDBH. See “— The Spin-off of Certain Data Transmission Operations” and “— The SCM Restructuring”.

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

Other taxes on gross operating revenues include two federal taxes, the Contribuição para o Programa de Integração Social, or PIS, and Contribuição para o Financiamento da Seguridade Social, or COFINS, imposed on gross operating revenues at a combined rate of 3.65% for telecommunications services and 9.25% for other services. PIS is a tax designed to share business profits with employees through a mandatory national savings program, and is financed by monthly deposits collected as a percentage of gross operating revenues. COFINS is a tax designed to finance special social programs created and administered by the Brazilian government. On February 2, 2004, the combined rate of PIS and COFINS imposed on gross operating revenues generated by services other than telecommunications services increased from 3.65% to 9.25%. However, revenues related to, among other things, equity, dividends and fixed asset sales are not subject to PIS and COFINS, except for hedging transactions and interest on shareholders’ equity (juros sobre o capital próprio).

In addition, the following contributions are imposed on certain telecommunications services revenues:

•
Contribution for the Fund for Universal Access to Telecommunications Services—“FUST.” FUST was established in 2000 to provide resources to cover the cost exclusively attributed to fulfilling obligations (including free access to telecommunications services by governmental institutions) of universal access to telecommunications services that cannot be recovered with efficient service exploration or that is not the responsibility of the concessionaire. Contributions to FUST by all telecommunications services companies began in January 2001, at the rate of 1%, and it may not be passed on to customers.

•
Contribution for the Fund of Telecommunications Technological Development—“FUNTTEL.” FUNTTEL was established in 2000, in order to stimulate technological innovation, enhance human resources development, create employment opportunities and promote access by small and medium-sized companies to capital resources, so as to increase the competitiveness of the Brazilian telecommunications industry. Contributions to FUNTTEL by all telecommunications services companies began in March 2001, at the rate of 0.5% net operating telecommunications services revenue (except interconnection revenues), and it may not be passed on to customers.

We must also pay a contribution to the Fund for Telecommunications Regulation— FISTEL. FISTEL is a fund supported by a tax applicable to telecommunications operators (the “FISTEL Tax”) and was established in 1966 to provide financial resources to the Brazilian government for the regulation and inspection of the telecommunications sector. The FISTEL Tax consists of two types of fees: (i) an installation inspection fee assessed on telecommunications central offices upon the issuance of their authorization certificates and (ii) an annual operations inspection fee that is based on the number of authorized central offices in operation at the end of the previous calendar year. The amount of the installation inspection fee is a fixed charge, depending upon the kind of equipment installed in the authorized telecommunications station. The operations inspection fee equals 50% of the total amount of the installation inspection fee that would have been paid with respect to existing equipment.

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

We have a billing and collection system with respect to fixed-line-to-fixed-line and fixed-line-to-mobile for local, long-distance, subscription and receivables services. Payments of the bills are effected under agreements with various banks and other collection agencies (including lottery-playing facilities, drugstores and supermarkets) either by debiting the customer’s checking account, by direct payment to a bank or through the Internet.

In accordance with the Brazilian telecommunications regulations, we use a billing method called “co-billing.” This method allows billing from other phone service providers to be included within our own invoice. Our customers can receive and subsequently pay all of their bills (including the fees for the use of services of another telephone service provider) by using one invoice. To allow for this method of billing, we provide billing and collection services to other telephone service companies and have developed a special system for such bills. We have co-billing agreements (“co-billing in”) with Intelig, Embratel, Telemar/TNL, GVT, CTBC Telecom and Brasil Telecom, each of which provides fixed-line services, and with TIM and Telet, each of which provides mobile services. Similarly, we use the same method of co-billing to bill charges for our services on the invoices of other telephone service providers. We have co-billing agreements of this nature (“co-billing out”) with Telemar, CTBC, Brasil Telecom, Sercomtel, GVT and Embratel, each of which provides fixed-line services, and with Telet, Oi, Tim, Telemig Celular, Amazônia Celular, Sercomtel Celular, CTBC Celular, Brasil Telecom Celular and VIVO, each of which provides mobile services.

ANATEL regulations allow us to prevent a customer from making outgoing calls after a receivable has been outstanding for 30 days—a partial block—or prevent a customer from making outgoing or receiving incoming calls—a total block—after 60 days, and to disconnect a customer upon failure to pay after 90 days. On December 31, 2006, we had 463,993 telephone lines partially blocked and 524,534 telephone lines totally blocked. We charge penalties of 2% plus interest at the rate of 1% per month on the overdue amounts. On December 31, 2006, 6.91% of all receivables had been outstanding between 30 and 90 days, and 15.11% of all receivables had been outstanding for more than 90 days. For a discussion of provisions for past due accounts, see “Item 5—Operating and Financial Review and Prospects.”

We continue working on improving the system to control the revenue chain. This control was important for continual improvements in our billing and collections processes, as well as for the assurance of the non-occurrence of losses in the implementation of new systems and in roll-outs. The actions were followed closely by our Revenue Assurance Team, which measures every risk of loss of revenue detected along the billing and collection chain. These risks were managed to minimize revenue losses.

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

As a telecommunications services provider, we do not physically build our own network and facilities. We purchase the equipment through which we provide our services from third-parties and, accordingly, do not buy the raw materials that comprise our network and facilities. The following table sets forth selected information about our network in the aggregate, at the dates and for the years indicated:

	At and for Year ended December 31,
	2006	2005	2004	2003	2002
Installed access lines (millions)	14.4	14.3	14.2	14.2	14.4
Access lines in service (millions) (1)	12.1	12.3	12.5	12.3	12.5
Average access lines in service (millions)	12.3	12.4	12.3	12.4	12.6
Access lines in service per 100 inhabitants	29.9	30.9	31.7	31.6	32.9
Percentage of installed access lines connected to digital switches	100.0	100.0	98.7	96.9	96.1
Employees per 1,000 access lines installed	0.6	0.5	0.5	0.6	0.7
Number of public telephones (thousands)	250.3	331.5	331.2	331.1	330.9
Registered local call pulses (billions)	28.3	31.8	33.5	35.9	35.9
Domestic long-distance call billed minutes (billions)	7.5	8.3	9.5	10.1	8.4
International call billed minutes (millions)	94.7	104.9	96.0	87.9	29.0
______________
(1) Data includes public telephone lines.

Technology

In order to offer a greater quantity of integrated services, we have incorporated a series of new technologies in our voice and data networks, the most prominent being Multisserviços IP/MPLS networks. In the telephone segment, we have incorporated a network of the latest generation that allows for transportation of multiple media over IP Protocol that supports different portfolios of products and services for clients.

Other top technologies in the segments of access (fiber up to the client's home, Wi-Fi), transmittal (Metroethernet) and service platforms (billing plans, flexible, pre-paid) are being implemented, which will allow Telesp to offer, in the short term, voice, video and data services in an integrated form, encompassing all the segments of the market. This convergent network will allow for increased offerings for our clients and a reduction in operational costs centralizing information into fewer elements.

In the corporate segment, we offer virtual private networks (VPN) based on the protocol IP/MPLS. We have a portfolio of clients in diverse areas such as government, finance and retail.

In the residential segment, since 1999, we have been heavily investing in offering broadband access through asymmetric digital subscriber line, or ADSL, technology under the brand “Speedy.” This technology provides high-speed Internet access through regular telephone lines. In 2006, we reached 1.6 million broadband access connections in service. To reach this number of clients, we constantly search for market differentials such as new integrated services, speed upgrades and servicing of new localities, among others.

Our development plan targets state-of-the-art communication technology, focusing on the integration with the Internet and an increase in the number of multimedia transmission services, most prominently, beyond ADSL investments in re-transmittal technologies of TV over IP protocol (IPTV) and satellite (DTH).

As of December 31, 2006, 100.0% of our network was digital.

Competition

Companies seeking to operate in the telecommunications industry in Brazil are required to apply to ANATEL for a concession or an authorization. Concessions and authorizations are granted for services in the public or the private regime, respectively. The public regime differs from the private regime primarily in the obligations imposed on the companies rather than the type of services offered. We are one of four fixed-telephone companies that operate within the public regime. All other telecommunications companies, including those that provide the same services as the four public regime companies, operate under the private regime.

In order to stimulate growth and increase competition, the Brazilian government issued new authorizations within our area of operations to Vésper Holdings S.A. and Vésper Holding São Paulo S.A., Embratel Participações S.A. and Intelig Telecomunicações Ltda. In April 1999, Vésper won the bid in connection with operating licenses for local and long-distance fixed-line services in Region III, our concession region. Vésper only started its operations in January 2000. In July 1999, Embratel and Intelig were also authorized to provide long-distance telecommunications services in our concession region. In addition, in July 1999, ANATEL introduced the operator selection code, so that customers may choose, at each call, the operator for their long-distance calls. Therefore, in 2000, competition in the long-distance service market increased.

Vésper was formed by Qualcomm, VeloCom and Bell Canada International in 1999. According to the rules enacted by ANATEL, Vésper was required to quickly develop its local service business.

Vésper’s strategy was based on offering portable telephones, with wireless technologies. However, due to problems with the quality of the service, coverage and some regulatory issues, Vésper’s operations were not able to reach critical mass. Due to its bad financial situation, Vésper was offered for sale by its controlling shareholders in April 2003. In the third quarter of 2003, Vésper was sold to Embratel.

Embratel was acquired by MCI WorldCom in the privatization of the Telebrás System in 1998. In July 2001, MCI filed for bankruptcy under Chapter 11 in U.S. federal bankruptcy court. Since 2002, Embratel has been subject to long-distance service competition as a result of our operations and those of Telemar. During the second quarter of 2004, Embratel was sold to Telmex, the leading provider of fixed-line telecommunications services in Mexico. In 2005, Telmex acquired a substantial amount of NET’s capital. NET is the leading cable TV provider in our concession area. In 2006, NET initiated a merger operation with VIVAX, the second largest cable provider in the State of São Paulo, though the transaction is waiting for ANATEL and CADE approval.

Intelig was granted a license to provide long-distance services throughout Brazil and implemented its intraregional long-distance service in our region in July 1999. Intelig’s strategy has been characterized by extensive marketing efforts and attractive customer plans. However, Intelig has not managed to reach the same market penetration achieved by Embratel. In 2002, Intelig’s partners expressed their intention to sell the company and received offers, but to this date no sale has been consummated.

In 2002, ANATEL certified that we and Telemar had achieved the universal service targets for 2003, and we were granted concessions to operate as interregional and international long-distance providers, thus starting to compete directly with Embratel and Intelig. Embratel and Intelig also achieved their targets and were granted concessions to operate as local telecommunications providers. Embratel started its local services operations in January 2003, and Intelig has been offering local services to its corporate clients since early 2003. Brasil Telecom announced that it achieved its targets in February 2003. ANATEL certified such achievement in January 2004, and Brasil Telecom started its long-distance operations in the second quarter of 2004.

For mobile operations, our concession region is divided into two sub-areas with three cellular service providers. The three cellular services providers in the State of São Paulo are:

•
Vivo (formerly Telesp Celular), which was the incumbent mobile telephone provider in the State of São Paulo and is now controlled by a joint venture between Portugal Telecom and Telefónica, our controlling shareholder;

•
“Claro,” a unified brand name used since the end of 2003 by several cellular operating companies controlled by America Móvil, S.A. de C.V., the leading cellular service provider in Mexico (which was spun off from Telmex in September 2000). America Móvil is controlled by Carso Telecom Group S.A. de C.V., a closely-held holding company incorporated in Mexico that is controlled by Carlos Slim Helú and family. Carso Telecom Group also indirectly controls Embratel through its subsidiary Telmex; and

•	TIM, controlled by Telecom Italia, which began operations in October 2002.

In 2002 and 2004, the Brazilian government attempted to auction another license to operate cellular personal communications systems (PCS) under the E Band frequency. However, in both situations, the winner decided not to start an operation. In February 2006, there was a new bid, but Unicel, the only interested company, did not deposit the appropriate guarantee and the auction was abandoned. After judicial proceedings, Unicel is now attempting to revive the bid, but ANATEL has suspended the process to analyze the bid documents. Therefore, we continue to have three cellular competitors in our concession area.

We currently face strong competition in the corporate and premium residential segments in respect of several types of services. In the corporate segment, we face strong competition in both voice services (local and long-distance) and data transmission, resulting in customer migration and the need for greater discounts to maximize client retention.

Our main competitors in the corporate segment are Telemar, Intelig and Teléfonos de México, S.A. de C.V. (“Telmex”) through Embratel. In the high-income residential service segment, we compete for long-distance with Telmex (Embratel) and Intelig and for broadband services with cable TV providers, mainly NET Serviços de Comunicação S.A. and Vivax S.A. For the local voice and high-income segments, we also face increasing competition from cellular telecommunications services, which have lower rates for certain types of calls such as mobile-to-mobile calls. Such competition increases our advertising and marketing costs. In 2006, we continue to observe the appearance of small VoIP operators, focused on low and middle income corporate clients, whose impact has not been significant at this point, but which we expect to be more significant in the future. We are taking several steps to defend ourselves from increasing competition. We are focused on improving our broadband products, particularly on offering bundled services that include voice, broadband and television, through the strategic partnership that we have established with TVA Sistemas de Televisão S.A. and DTHI. In addition, we are improving our market segmentation and developing more competitive products intended to combat our competitors’ product offerings and to prevent our loss of market share.

In the low-income, local fixed telecommunications segment, we face less direct competition due to the low profitability of this market. The most significant competition there is from prepaid cellular telecommunications providers. Their services are relatively profitable because of the high fees they generate through the interconnection of fixed and cellular networks. Further, there is an industry perception that the interconnection fees charged by fixed and mobile operators should continue to be rebalanced in favor of fixed charges, although the amount of time it would take for this to happen and the amount of rebalancing that would result are still uncertain.

In the second quarter of 2003, the number of cellular phones surpassed the number of fixed-line phones in Brazil, and, in the first quarter of 2004, the same phenomenon occurred in the State of São Paulo. Currently there are more than 24 million mobile phones in the State of São Paulo. Despite this escalation suggesting, in part, a preference for cellular phones instead of fixed-line phones, the negative impact on our revenues from competition with cellular services providers is partially offset by interconnection fees we charge such providers for use of our network. See “Item 5.A—Operating and Financial Review and Prospects—Operating Results—Net Operating Revenue—Network Usage Services.” However, subsidiaries of America Móvil operating under the brand name Claro and Embratel, each controlled by Carso Telecom Group, have already began launching combination offerings involving fixed-line and mobile services, for example “Vip Único,” an integrated DDR solution with mobile telephones where the mobile extensions act as fixed extensions of the company. Since this product is only recently launched, we have not identified its impact on the São Paulo market, which may eventually be negative for us. Other integrated groups, such as Telemar and its cellular company “Oi” and Brasil Telecom and its cellular company “BrT GSM,” have also launched offers incorporating the use of fixed telephones and mobile phones but do not have direct influence on, São Paulo market due to geographical limitations. We are also offering combinations of services for our customers with “Vivo,” one of the mobile companies indirectly controlled by the Telefónica group.

The acquisition of AT&T Latin America by Carso Telecom Group-Controlled Telmex also represented an important development in the data transmission segment. In addition, the association between Embratel and the subscription television operator NET leaves the Carso Group well positioned to offer integrated telephone services to compete with us, Telemar and Brasil Telecom. Such combined offers are likely to fuel additional competition in the marketplace.

For the future, we expect the market to demand more integrated offers, comprising of bundles including fixed telephony, mobile telephony, broadband and television. We, and our main competitors, are investing a lot of resources in developing a variety of integrated offers. Telmex is in a privileged position, having already assembled a set of assets in all these four branches of the telecommunications industry, and having commenced integration of all these companies. Depending on the quality and functionality of the bundles offered to the market, and also on the pace of adoption, the other players in our market may be very successful, to the detriment of our business.

Sales, Marketing and Customer Services

Sales

We employ the following different approaches to deliver our solutions to corporate customers:

•
Person-to-person sales: our business management team offers customized sales services to achieve and preserve customer loyalty, customized consulting telecommunication services and technical and commercial support;

•	Telesales: a telemarketing channel;

•	Indirect channels: outsourced sales—by certified companies in the telecommunications and data processing segments—to provide an adequately sized network for our products and services;

•	Internet: “Telefônica Shop”; Virtual Shop for corporate clients: a“gateway” for our corporate customers to acquaint themselves with our portfolio through the Web; and

•	Door-to-Door: in order to approach more Telefônica Negócios corporate clients, in March 2006, we launched door-to-door sales of services by consultants in the State of São Paulo.

Marketing

We continuously monitor market trends in an effort to develop new products and services that may address future needs and tendencies of our customers.

We have commenced an effort to develop bundled products — both local and long-distance traffic and minutes bundled with broadband — in response to a growing demand from our clients. We believe that the trend towards bundled offers will continue to grow, and developing such offers will be important to maintain our competitiveness in the market.

We employ a differentiated approach to marketing whereby we use a mix of human and technological resources (a specialized team and business intelligence tools, respectively), in addition to specific studies that allow us to target each market segment according to the relevant customer’s specific needs.

We believe that the brand strength of Telefónica and its customer service, marketing and communication efforts will produce new business opportunities and attain and preserve customer loyalty.

Customer Services

One of our primary goals is to provide subscribers with excellent customer service. We continue to improve the quality of our services through upgraded networks and the addition of automated operational support systems. The following table sets forth information on service quality for the periods indicated.

	Year ended December 31,
	2006	2005	2004
Repair requests of residential telephones (as a % of lines in service)	1.4	1.8	1.5
Repair requests of public telephones (as a % of lines in service)	6.2	6.0	5.4
Call completion local rate during the peak night period (% of calls attempted)	78.6	78.3	77.0
Call completion national long-distance rate during the peak night period (% of calls attempted)	71.6	72.2	71.8
Billing complaints (complaints per 1,000 bills)	2.6	1.7	1.9

Under the Brazilian telecommunications regulations we are also required to meet certain service quality targets relating to call completion rates, repair requests, response rates to repair requests and operator response periods. See “—Regulation of the Brazilian Telecommunications Industry—Obligations of Telecommunications Companies.”

In order to improve the quality of our services, we have undertaken several measures to guarantee customer satisfaction, including:

• customer satisfaction surveys every two years (the results of which affect variable compensation of all managers and employees);

• maintenance of programs and projects focused on customer satisfaction;

• continuity of a “quality management model,” which focuses on customer satisfaction;

• maintenance of an executive committee oriented towards product and service quality and customer satisfaction;

• creation of a health, safety at work and environment policy as well as a health, safety at work and environment committee;

• wide use of the “six sigma” methodology to improve processes, aiming to reduce our costs and increase our revenues and the level of satisfaction of our clients and employees;

• achieve the highest certification NBR ISO 9001:2000 of Brazil, whose certified target was:

• management and execution of the processes of marketing, installation, operations, invoicing, attendance and technical support for public telephony, voice, data and broadband (Speedy) services, for our residential and commercial customers;

• management and execution of network projects for the activities related to rendering of services of voice; for the segment of public telephony, voice, data and broadband (Speedy) for the residential and commercial segments;

• establishing customer service operations provided by the customer relations department of Telefônica Empresas for voice and data service in the State of São Paulo (except for Data Center);

• maintenance of Telefónica’s invoicing certification process for Public Switched Telephone Network (PSTN) services, including call registration, call collection, application of tariffs and invoicing, in compliance with ANATEL rules and performed by an independent auditing firm accredited by Instituto Nacional de Metrologia, Normalização e Qualidade Industrial (INMETRO);

• maintenance of Telefónica’s and its subsidiaries’ quality indicators certification for PSTN services, including our procedures for call recording, trouble tickets, reception indicators, call completion, time to repair, invoice quality, data consolidation and dispatch in compliance with ANATEL and performed by an independent auditing firm accredited by INMETRO;

• prioritizing and improving customer satisfaction.

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

ANATEL is the regulatory agency established by the General Telecommunications Law and the Regulamento da Agência Nacional de Telecomunicações, known as the ANATEL Decree issued in October 1997. ANATEL is administratively and financially independent of the Brazilian government. Any proposed regulation by ANATEL is subject to a period of public comment, including public hearings, and its decisions may be challenged in the Brazilian courts.

Concessions and Authorizations

Concessions are licenses to provide telecommunications services that are granted under the public sector, while authorizations are licenses to provide telecommunications services granted under the private sector.

Companies that provide services under the public sector, known as the concessionary companies, are subject to certain obligations as to quality of service, continuity of service, universality of service, network expansion and modernization.

Companies that provide services under the private sector, known as the authorized companies, are generally not subject to the same requirements regarding continuity or universality of service; however, they are subject to certain network expansion and quality of service obligations set forth in their authorizations.

Companies that operate under the public sector include us, Embratel, Telemar, Brasil Telecom, CTBC and Sercomtel. The primary public sector companies provide fixed-line telecommunications services in Brazil that include local, intraregional, interregional and international long-distance services. All other telecommunications service providers, including the other companies authorized to provide fixed-line services in our concession region, operate under the private sector.

Public sector companies, including us, can also offer certain telecommunications services in the private sector, of which the most significant are data transmission services.

Fixed-line Services—Public sector. Our current concession agreements were extended on December 22, 2005, for an additional period of 20 years. On December 1, 2005, we sent ANATEL the necessary evidence that we had attained our network expansion and universal service targets (requirements set forth by Presidential Decree 2,592, that telecommunications operators expand individual and public access to all places with a minimum determined number of inhabitants, among other targets, such as access to schools and hospitals) established by the Serviço Telefõnico Fixo Comutado, or the STFC, of 2005. The evidence of our achievement was submitted by ANATEL to a pubic hearing on December 22, 2005, which was completed on February 6, 2006. ANATEL is in the process of issuing a certificate to us.

The renewed concession agreements contemplate to us possible revisions in their terms by ANATEL in 2010, 2015 and 2020. This provision permits ANATEL to update the renewed concession agreements with respect to network expansion, modernization and quality of service targets in response to changes in technology, competition in the marketplace and domestic and international economic conditions.

Under the renewed concession agreements and during the 20-year renewal period, we will be required to pay a biannual fee equal to 2% of our annual net revenue from the provision of fixed-line public telecommunications services in our concession area for the prior year (excluding taxes and social contributions). See “—Obligations of Telecommunications Companies—Public sector—Service Restrictions.” Each of the foregoing regulatory terms and conditions affecting (or potentially affecting) the renewed concession agreements, as well as current obligations under the existing concession agreements, may impact our business plan and results of operations.

We and other regional fixed-line companies were not permitted to offer interregional or international long-distance services or other specified telecommunications services until December 31, 2003, unless we attained the network expansion and universal service targets by December 31, 2001. We achieved the network expansion and universal service targets on September 30, 2001, which was acknowledged by ANATEL through Act No. 23,395 of March 1, 2002. Accordingly, on May 7, 2002, we began providing international long-distance services. A subsequent act, Act No. 26,880, allowed to operate interregional service originating in Sectors 31, 32 and 34 to other sectors, with the exception of Sector 33. See “—Obligations of Telecommunications Companies—Public sector—Service Restrictions.”

Act No. 25,120, enacted on April 25, 2002, allowed us to provide local and interregional services in Regions I and II and Sector 33 of Region III, and international long-distance services in Regions I, II and III.

Fixed-line Services—Private sector. The Brazilian telecommunications regulations provide for the introduction of competition in telecommunications services by requiring ANATEL to authorize private sector companies to provide local and intraregional long-distance service in each of the three fixed-line regions and to provide intraregional, interregional and international long-distance services throughout Brazil. ANATEL has already granted authorizations to private sector operators to operate in Region III, our concession region. ANATEL also granted other private sector companies authorizations to operate in other fixed-line regions and authorizations to provide intraregional, interregional and international long-distance services throughout Brazil in competition with Embratel. Several companies have already applied for the authorization, and ANATEL may authorize additional private sector companies to provide intraregional, interregional and international long-distance services. See “—Competition.”

Obligations of Telecommunications Companies

We and other telecommunications service providers are subject to obligations concerning quality of service, network expansion and modernization. The six public sector companies are also subject to a set of special restrictions regarding the services they may offer, which are listed in the Plano Geral de Outorgas, or General Plan of Grants, and special obligations regarding network expansion and modernization contained in the General Plan on Universal Service Targets.

Public sector—Service Restrictions. The General Plan of Grants previously prohibited regional fixed-line service providers from offering cellular, interregional long-distance or international long-distance services and prohibited Embratel from offering local or cellular services until December 31, 2003.

These service restrictions were lifted after December 31, 2001 for companies like us, which, within their respective regions, had collectively met the 2003 targets by December 31, 2001. ANATEL monitors the progress of regional fixed-line service providers in meeting their obligations.

Each regional local fixed-line provider was authorized to provide all other telecommunications services (except cable TV services in the private sector within its own respective regions) if the company had already achieved the 2003 targets or had done so by the beginning of 2004.

Public sector companies are also subject to certain restrictions on alliances, joint ventures, mergers and acquisitions, including:

•	a prohibition on holding more than 20% of the voting shares in any other public sector company, unless previously approved by ANATEL, according to the General Telecommunications Law;

•	a prohibition on public sector companies that provide different services restricting the provision of more than one service at a time; and

•	various restrictions on the offering of cable television by concessionary companies.

Network Expansion & Quality of Service

We are subject to the General Plan for Universal Service Targets (Plano Geral de Metas para a Universalização) and the General Plan for Quality Targets (Plano Geral de Metas de Qualidade), each of which respectively requires that we undertake certain network expansion activities with respect to our fixed-line services and meet specified quality of service targets. The timing for network expansion and benchmarks for quality of service are revised by ANATEL from time to time. No subsidies or other supplemental financings are anticipated to finance our network expansion obligations.

If a public sector company does not fulfill its obligations under in the General Plan for Universal Services and the General Plan for Quality Targets, ANATEL may apply certain penalties delineated in the concession contract, of up to R$50.0 million.

The failure to fulfill of the quality service and obligations related to modernization goals may result in fines and penalties of up to R$40.0 million.

If a public sector company demonstrates a risk of not maintaining basic telecommunications services to a concession region, and upon proof that the public sector company is incapable of providing such service, ANATEL may, after coordinating a regulatory process, decide there is a need to revoke the concession temporarily until another auction takes place and a new concession is granted.

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

C. Organizational Structure

On December 31, 2006, our voting shares were controlled by three major shareholders: SP Telecomunicações Holding Ltda. with 49.19% , Telefónica Internacional S/A with 34.87%. and the Telefônica Data do Brasil Ltda with 1.52%. Telefónica Internacional is the controlling shareholder of SP Telecomunicações, which holds 100% of the shares of Telefônica Data do Brasil Ltda and, consequently, holds directly and indirectly 85.57% of our common shares and 89.13% of our preferred shares. Telefónica Internacional is a wholly-owned subsidiary of Telefónica, S.A. of Spain.

Subsidiaries

A. Telecom S.A. (formerly Assist Telefônica) is our wholly-owned subsidiary. A. Telecom, was incorporated in Brazil on October 29, 1999. It is engaged primarily in providing telecommunications and data services and internal telephone network maintenance for customers. The principal services are as follows: (i) digital condominium, which is a value-added service for commercial buildings, integrated solution for equipments and services for voice transmission, data and images on commercial buildings under a Building Local Exchange Carrier (“BLEC”) model; (ii) installation, maintenance, exchange and extension of new points of internal telephony wire in companies and dwellings under a basic plan of maintenance (BPM) and (iii) provision of free ISP service under the brand name “I-Telefônica.” In addition, on December 30, 2004, we entered into a transaction to acquire indirect control of Atrium Telecomunicações Ltda. The transaction was approved by our shareholders on January 19, 2005. The acquisition was carried out through the purchase of the total share capital of Santo Genovese Participações Ltda., which held 99.99% of the representative share capital of Atrium. On March 1, 2006, then subsidiary Santo Genovese Participações Ltda, having merged into its subsidiary Atrium Telecomunicações Ltda, was acquired by A. Telecom S.A and ceased to exist. A. Telecom remained a wholly-owned subsidiary of Telesp, and began carrying out the activities formerly performed by Atrium. See “Item 4.B—Business Overview—Services.”

Telefônica Empresas S.A.’s business purpose is to render telecommunications services such as the development, implementation and installation of projects related to integrated business solutions and telecommunications consulting, as well as activities related to rendering of technical assistance and equipment and telecommunications network maintenance services. Telefônica Empresas became a wholly-owned subsidiary of the Company after the corporate reorganization that was carried out in July 2006. See “Item 4 — Information on the Company — The SCM Restructuring.”

Associated Companies

Since June 30, 2000, we have consolidated, under the Corporate Law Method, the operations of Aliança Atlântica Holding B.V., an investment company incorporated under the laws of the Netherlands. As of December 31, 2006, we held a 50% share ownership and Telefónica S.A. held the remaining 50%.

Furthermore, on December 31, 2003, we also consolidated, under the Corporate Law Method, our investment under proportional consolidation in Companhia AIX de Participações, or AIX. At December 31, 2006, we held a 50% share ownership in AIX and Telemar Participações S.A. held the remaining 50%. AIX was formed in 2001 to explore, directly and indirectly, activities related to the execution, conclusion and commercial exploitation of underground cables to optic fiber. See “Note 1” and “Note 39” to the consolidated financial statements included in this Annual Report starting at page F-1. We also consolidate, as required under the Corporate Law Method, Companhia ACT de Participações, in which we hold a 50% interest.

D. Property, Plants and Equipment

Our main physical properties for providing the Company’s services involve the segments of switching (Public switching telephone network - PSTN), transmission (optic and wireless systems), data communication (multiplex devices, ip network), infrastructure (Energy systems and air conditioned) and external Network (cooper/fiber access infrastructure), which are distributed in many buildings in the State of São Paulo. Some of these buildings are also used in administrative and commercial areas.

Our properties are located throughout the State of São Paulo. At December 31, 2006, we used 2,078 properties in our operations, 1,479 of which we own, and we enter into standard leasing agreements to rent the remaining properties. We own a building in the City of São Paulo where the majority of our management activities are conducted.

As of December 31, 2006, property related to construction in progress represented 3.1% of the net book value of our total fixed assets, automatic switching equipment represented 28.2%, transmission and other equipment represented 29.7%, underground and marine cables, poles and towers represented 1.6%, subscriber and public booth equipment represented 6.3%, electronic data process equipment represented 0.9%, buildings and underground equipment represented 27.5%, land represented 2.4%, and other assets represented 0.3% of total fixed assets. As of December 31, 2006, the net book value of our property, plant and equipment was R$10.7 billion.

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

Brazilian Political and Economic Environment

The Brazilian economy has experienced moderate growth this decade. According to the IBGE (Instituto Brasileiro de Geografia e Estatística), Brazil’s GPD expanded 0.5% in 2003, 4.9% in 2004 and 2.3% in 2005. In 2006, Brazilian GPD’s growth was 2.9%.

Consumer prices, as measured by the Consumer Price Index, or the IPCA, published by the IBGE, reached their lowest point in eight years and finished 2006 at 3.1%, compared to 5.7% in 2005 and 7.3% in 2004. Inflation, as measured by the General Price Index, or the IGP-DI, calculated by the Fundação Getúlio Vargas, which includes wholesale, retail and home-building prices, increased 3.8% in 2006, compared to 1.2% in 2005 and 12.1% in 2004 due to real appreciation.

As a result of declining inflation, the Central Bank began to decrease interest rates in September 2005. The Selic rate has fallen during 2006, finishing the year at 13.25%.

Brazil finished 2006 with a trade balance surplus of US$46.1 billion, compared to US$44.8 billion in 2005. Exports went up by 16% to US$137.5 billion, while imports increased by 24% to US$91.4 billion. This trade surplus allowed the Brazilian Government to continue reducing its external debt and increasing international reserves.

Public finance performed in accordance with the initial target of 4.25% of GDP for primary surplus, due to the high nominal public deficit; the net public sector debt, as a proportion of GDP, slightly above 50%, had no significant reduction during 2006.

The overall improvement in Brazil’s domestic economic indicators (inflation, external and fiscal accounts), together with an environment of greater liquidity in the international capital markets, led to a fall in country risk. The JP Morgan Emerging Markets Bond Index Plus (EMBI + Brazil), which tracks total returns for traded external debt instruments in the emerging markets, fell to 193 basis points as of December 31, 2006, compared to 311 basis points as of December 31, 2005 and 383 basis points as of December 31, 2004.

The Brazilian real continued to appreciate during 2006 as a consequence of a fall in country risk. The exchange rate was R$2.14 to US$1.00 as of December 31, 2006 compared to R$2.34 to U.S.$1.00 as of December 31, 2005 and R$2.65 to U.S.$1.00 as of December 31, 2004. The appreciation of the real in this context is also related to the devaluation of the U.S. dollar against other currencies.

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

Impact of Inflation on Our Results of Operations

Prior to 2006, the fees we charged our customers were periodically adjusted by ANATEL based on the inflation rates measured by the General Price Index (IGP-DI).

Starting in 2006, telephone fees were indexed to the IST, which is a basket of national indexes that reflect the sector’s operating costs. Such indexing will thus reduce inconsistencies between revenues and costs in our industry and therefore adverse effects of inflation on our business.

The table below shows the Brazilian general price inflation (according to the IGP-DI and the IPCA) for the years ended December 31, 1998 through 2006:

	Inflation Rate (%) as Measured by IGP-DI (1)	Inflation Rate (%) as Measured by IPCA (2)
December 31, 2006	3.8	3.1
December 31, 2005	1.2	5.7
December 31, 2004	12.1	7.6
December 31, 2003	7.7	9.3
December 31, 2002	26.4	12.5
December 31, 2001	10.4	7.7
December 31, 2000	9.8	6.0
December 31, 1999	20.0	8.9
December 31, 1998	1.7	1.7
_________
(1) Source: IGP-DI, as published by the Fundação Getúlio Vargas.

(2) Source: IPCA, as published by the Instituto Brasileiro de Geografia e Estatística.

Regulatory and Competitive Factors

Our business, including the services we provide and the rates we charge, is subject to comprehensive regulation under the General Telecommunications Law. As a result, our business, results of operations and financial conditions could be impacted by the actions of the Brazilian authorities, including:

•	delays in the granting, or the failure to grant, approvals for rate adjustment;

•	the granting of licenses to new competitors in our region; and

•	the introduction of new or stricter requirements for our operating concession.

A series of new regulations were enacted in 2006 and will become effective in 2007:

• Resolution 437, which sets forth the Groups that hold Significant Market Power (PMS) in the provision of Industrial Exploration to Dedicated Lines (EILD).

• Resolution 447, which provides for the procedures related to inventory, relations of reversible assets (RBR), registry, release, alienation, taxation or substitution of goods and services in the public ruling.

• Resolution 450, which provides for a Mandatory Alternative Plan (PASOO). This Plan is applied to post-paid local service and billed by the minute.

• Resolution 451, which establishes the parameters for the collection of the relative public price for the Administration of Numeration Resources.

There were also some public consultations that were completed, but rulings from which are still pending:

• Public Consultation 549, which attempts to define the criteria for the amounts due as compensation for use of the STFC network while connected to other telecommunication services providers’ networks (interconnection fees);

• Public Consultation 734, which establishes the conditions and requirements for implementing the access code portability by telecommunications service providers.

We believe that the following items will be submitted to public consultation in 2007:

•	Methodology for the calculation of the weighted average capital cost (WACC);

•	Methodology for the calculation of the definitive productivity ratio (X Factor);

•	Competition general plan, which would regulate the standards for service providers with significant market power;

•	Ruling on the resale of minutes; and

•	Criteria for definition of companies with significant market power.

In addition to regulatory considerations, our business is affected by competition from other telecommunications providers. We began to face competition in our region in July 1999, and we anticipate that competition will contribute to declining prices for fixed-line telecommunications services and increasing pressure on operating margins. Our future growth and results of operations will depend significantly on a variety of factors, including:

•	Brazil’s economic growth and its impact on the greater demand for services;

•	the costs and availability of financing; and

•	the exchange rate between the real and other currencies.

Result from ANATEL’s Authorization to Provide Interregional and International Long-Distance Services

As we achieved our universal service targets before ANATEL’s deadline, we were authorized by ANATEL to launch long-distance services outside our concession region. We started our international long-distance services on May 7, 2002 and our interregional long-distance services on July 29, 2002. In 2006, our revenues from interregional and international long-distance services amounted to R$1.1 billion as compared to R$1.4 billion in 2005. By the end of 2006, we had estimated market shares of approximately 50% in international service and approximately 60% in interregional long-distance services.

Foreign Exchange and Interest Rate Exposure

We face significant foreign exchange risk due to our foreign currency - denominated indebtedness and our capital expenditures, particularly equipment.  A real devaluation may increase the cost of certain of our capital expenditures.  Our revenues are earned almost entirely in reais, and we have no material foreign currency - denominated assets other than derivative instruments and corporate stakes in foreign companies.

On December 31, 2006, 35.2% of our R$2.34 billion of indebtedness was denominated in foreign currencies (U.S. dollar and Japanese yen).  See Note 27 to the Consolidated Financial Statements.  Devaluation of the real causes exchange losses on foreign currency - denominated indebtedness and exchange gain on foreign currency - denominated assets and corporate stakes in foreign companies.

We use derivative instruments that limit our exposure to exchange rate risk. Since September 1999, we have hedged virtually all of our foreign currency - denominated debt, using swaps and options structures. However, we remain exposed to market risk deriving from changes in local interest rates (principally the Certificate for Interbank Deposits (Certificado de Depósito Interbancário), or CDI; CDI is an index based upon the average rate per cost of loans negotiated among the banks within Brazil).

Substantially, all of our debt is exposed to interest rate risk.  On December 31, 2006, we had R$2.34 billion in total loans and financing outstanding. From the total amount, R$553.4 million was subject to fixed rates, and the balance was subject to floating rates (London Interbank Offered Rate, or LIBOR and CDI). However, virtually all of our foreign currency debt is swapped under hedging arrangements for variable rate real-denominated obligations based on CDI. As of December 31, 2006, we had swap transactions—CDI against fixed rate which totaled R$994.6 million to partially hedge against internal interest rate fluctuations. We invest our cash and cash equivalents mainly in short-term instruments that earn interest based on CDI. See Note 35 to the Consolidated Financial Statements and “Item 11—Quantitative and Qualitative Disclosures about Market Risk.”

Since we have foreign currency derivatives substantially equivalent to our borrowings denominated in foreign currency, we do not have material exchange rate exposure with respect to these contracts. However, we could still continue to have exchange rate exposure with respect to our planned capital expenditures, approximately 12% of which are made in foreign currencies (mostly U.S. dollars). We systematically monitor the amounts and time of exposure to exchange rate fluctuations and may contract for hedging positions when appropriate at our discretion.

Discussion of Critical Accounting Estimates and Policies

The preparation of financial statements in accordance with Brazilian Corporate Law included in this annual report involves certain assumptions and estimates, which are based upon historical experience and various other factors that we deemed reasonable and relevant. Although we review these estimates and assumptions in the ordinary course of business, the portrayal of our financial condition and results of operation often requires our management to make judgments regarding the effects on our financial condition and results of operations of matters that are inherently uncertain. Actual results may differ from those estimated under different variables, assumptions or conditions. Note 4 of our consolidated financial statements includes a summary of the significant accounting policies and Note 3 includes methods used in the preparation of those statements. In order to provide an understanding of how we form the foregoing judgments and estimates, we have summarized certain critical accounting policies below.

Estimated Useful Lives of Property, Plant and Equipment and Intangible Assets

We estimate the useful lives of property, plant and equipment in order to determine the amount of depreciation and amortization expense to be recorded during any reporting period. The useful lives are estimated at the time the asset is acquired and are based on historical experience with similar assets, as well as taking into account technological or other changes. If technological changes were to occur more rapidly than anticipated, the useful lives assigned to these assets may need to be shortened, resulting in the recognition of increased depreciation and amortization expenses in future periods. Alternatively, these types of technological changes could result in the recognition of an impairment loss to reflect the write-down in value of the assets. We review these types of assets for impairment losses annually, or when events or circumstances indicate that the carrying amount may not be recoverable over the remaining lives of the assets. In assessing impairment losses, we employ the cash flow method, which takes into account management’s estimates of future operations.

As of December 31, 2006, we had R$11.7 billion recorded as property, plant and equipment and intangible assets under the Brazilian Corporate Law, accounting for approximately 64.2% of our total assets.

Revenue Recognition and Accounts Receivable

Under the Brazilian Corporate Law and U.S. GAAP, revenues from interconnection fees are calculated based on the duration of each call and, as determined by Brazilian law, recognized at the time the interconnection services are rendered. Under the Brazilian Corporate Law and U.S. GAAP, revenues from public telephones are recognized at the time the prepaid phone card is used. On December 31, 2006, we had R$584.9 million recorded as public telephone services under Brazilian Corporate Law. See Note 5 to our consolidated financial statements. Deferred revenues are determined based on estimates of outstanding credits of prepaid phone cards that were sold but have not been used as of the date of each balance sheet. Under the Brazilian Corporate Law, revenues from activation or installation services are recognized upon the activation or installation of services to the customer. Under U.S. GAAP, revenues from activation and installation services are deferred and amortized over three years, which is the estimated average customer life.

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

Allowance for Doubtful Accounts

In preparing our financial statements, we must estimate our ability to collect payment for our accounts receivable. We constantly monitor our past due accounts receivable. If we become aware of a specific customer’s inability to meet its financial obligations, we record a specific allowance against amounts due in order to reduce the net recognized receivable to the amount we reasonably believe will be collected. We also reassess whether we should recognize future revenue from such customers when collection is assured. For all other accounts receivable, we recognize allowances for doubtful accounts based on our past write-off experience (i.e., average percentage of receivables historically written off, economic conditions and the length of time the receivables are past due). Our reserves have generally been adequate to cover our actual credit losses. However, because we cannot predict with certainty the future financial stability of our customers, we cannot guarantee that our reserves will continue to be adequate. Actual credit losses may be greater than the allowance we have established, which could have a significant negative impact on our selling expenses.

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

Deferred Taxes

By recognizing our net deferred tax assets, we imply that we will generate sufficient future taxable income in certain tax jurisdictions, based on estimates and assumptions, and will continue operating under the current and future applicable provisional measures. If these estimates and related assumptions change in the future, we may be required to record additional provisions to be offset against our deferred tax assets, and thus be liable for an additional income tax expense in our financial statements. Management evaluates the reasonableness of the deferred tax assets and assesses the need for additional valuation allowances at the end of the year. As of December 31, 2006, we did not believe a provision to offset our net deferred tax assets was required.

Financial Instruments and Other Financing Activities

In order to manage foreign exchange transactions, we may from time to time, invest in derivative financial instruments. Under the Corporate Law Method, foreign currency swap agreements are recorded in accordance with the contractual terms, plus interest and exchange variation incurred up to the balance sheet date. As of December 31, 2006, we recognized net losses of R$166.3 million (net losses of R$414.7 million as of December 31, 2005) on our derivative transactions and liabilities of R$316.3 million (liabilities of R$294.3 million as of December 31, 2005) in order to recognize existing temporary losses. The gains or losses on hedge transactions were calculated based on the notional amount plus interest and exchange variation incurred up to the balance sheet date, net of CDI rate variation on the notional amount.

We apply SFAS 133, “Accounting for Derivative Instruments and Hedging Activities,” under U.S. GAAP. The accounting required under SFAS 133 is broader than the Corporate Law Method, especially with respect to the overall treatment and definition of a derivative, when to record derivatives, classification of derivatives, and when to designate a derivative as a hedge. All derivatives, whether or not related to a hedging transaction, must be recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and the hedged item are recognized in earnings. If the derivative is designated as a cash flow hedge, changes in the fair value of the derivative are recorded in other comprehensive income, or OCI, a component of U.S. GAAP shareholders’ equity, and are recognized in the income statement when the hedged item results in earnings. Portions of changes in the fair value related to ineffective cash flow hedges are recognized in earnings of the period.

On December 31, 2006, we had US$125.1 million and JPY26.9 billion of notional value swap contracts designated as fair value hedges of a portion of our foreign currency denominated debt. Under US GAAP, we recognized a loss of R$16.3 million for the period ended December 31, 2006 for such transactions (R$45.5 million for the period ended December 31, 2005).

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

Sources of Revenue

Our revenues are derived primarily from the following:

•	local service charges, which include monthly subscription charges, measured service charges, activation fees, and charges for use of public telephones (including prepaid cards);

•	intraregional long-distance service charges, which include service charges for calls that originate and terminate within our concession region;

•	interregional and international long-distance service charges;

•	charges for data transmission, which include our broadband service, known as “Speedy” and management and data transmission to corporate segment since the merger of Telefônica Empresas in July 2006;

•	network usage charges, which include fees paid by our customers for fixed-mobile calls;

•	interconnection fees paid by other telecommunications service providers on a per-call basis for their calls that terminate in our network;

•	network access fees paid by other telecommunications service providers on a contractual basis for the use of parts of our network; and

•	charges for other services, which include miscellaneous revenues from other services (call waiting, call forwarding, voice and fax mailboxes, speed dialing, and caller ID).

Our gross operating revenues include value-added and other indirect taxes and discounts to customers in accordance with Brazilian GAAP. The composition of operating revenues by category of service is presented in our consolidated financial statements and discussed below. We have not calculated net operating revenues for each category of revenue.

Results of Operations

The following table sets forth certain components of our net income, as well as the percentage change of each component from the prior year, for each of the years in the three-year period ended December 31, 2006.

	Year ended December 31,			% Change
	2006	2005	2004	2005 - 2006	2004 - 2005
	(in millions of reais, except percentages)
Net operating revenue	14,643	14,395	13,309	1.7%	8.2%
Cost of services	(7,780)	(7,717)	(7,496)	0.8%	2.9%
Gross profit	6,863	6,678	5,813	2.8%	14.9%
Operating expenses:
Selling expense	(1,924)	(1,810)	(1,607)	6.3%	12.6%
General and administrative expense	(983)	(864)	(747)	13.8%	15.7%
Other net operating expense	276	(169)	(190)	(263.3%)	(11.1)%
Total operating expenses	(2,631)	(2,843)	(2,544)	(7.5%)	11.8%
Operating income before financial income	4,232	3,835	3,269	10.4%	17.3%
Financial income expense, net	(331)	(460)	(404)	(28.0%)	13.9%
Operating income	3,901	3,375	2,865	15.6%	17.8%
Net non-operating income (expense)	23	38	40	(39.5%)	(5.0)%
Income before taxes and minority interests	3,924	3,413	2,905	15.0%	17.5%
Income and social contribution taxes	(1,108)	(871)	(724)	27.2%	20.3%
Net income	2,816	2,542	2,181	10.8%	16.6%

Results of Operations for the Year Ended December 31, 2006 Compared to the Year Ended December 31, 2005

Net Operating Revenue

Net operating revenue increased 1.7% to R$14.6 billion in 2006 from R$14.4 billion in 2005. The increase in net operating revenue is primarily a result of growth in our Speedy broadband services, in data transmission by package since the merger of Telefônica Empresas in July 2006, and in the number of alternative plans. This increase was partially offset by a general decrease in revenue from network use of long distance inter-area concession and international use beyond the negative tariff readjustments which occurred in 2006.

The following table sets forth certain components of our operating revenues, as well as the percentage change of each component from the prior year, for 2006 and 2005.

	Year ended December 31,		% Change
	2006	2005	2005-2006
	(in millions of reais, except percentages)
Gross operating revenue:
Local services:
Monthly subscription charges	5,690	5,691	(0.0%)
Activation fees	119	98	21.4%
Measured service charges	3,243	3,248	(0.2%)
Public telephones	585	443	32.1%
Total	9,637	9,480	1.7%
Long-distance services:
Intraregional	2,090	2,042	2.4%
Interregional and international	1,080	1,356	(20.4%)
Total	3,170	3,398	(6.7%)
Data transmission	2,020	1,313	53.8%
Network usage services	4,244	4,220	0.6%
Interconnection services	535	755	(29.1%)
Network Access	397	415	(4.3%)
Goods sold	10	8	25.0%
Other services	784	762	2.9%
Total gross operating revenue	20,797	20,351	2.2%
Value added and other indirect taxes	(5,531)	(5,372)	3.0%
Discounts	(623)	(584)	6.7%
Net operating revenue	14,643	14,395	1.7%

Local Services

Revenues from local services increased 1.7% to R$9.6 billion in 2006, from R$9.5 billion in 2005. The growth was mainly a result of the increase in local fees, entrance of new alternative plans for fixed-telephony and sale of telephone cards.

Monthly subscription charges. Revenues from monthly subscriptions totaled R$5,690 million in 2006 compared to R$5,691 million in 2005. The decrease in 2006 was primarily due to the negative tariff readjustment, which occurred in July and by the decrease in the total number of subscribers due to more strict politics in the maintenance of the base of customers, partially offset by the success in the commercialization of the alternative plans of fixed telephony.

Activation fees. Revenues from monthly activation fees increased 21.4% to R$119.3 million in 2006 from R$98.0 million in 2005. The increase was mainly due to the growth of new alternative plans in fixed telephony.

Measured service charges. Revenues from measured service charges decreased 0.2%, to R$3.24 billion in 2006, from R$3.25 billion in 2005. The decrease of R$5.0 million was due to the decrease in current traffic migration from dial-up internet to broadband, the migration of traffic to the mobile platform and a negative tariff readjustment in July 2006, partially offset by a positive tariff readjustment in July 2005 that continued until the July 2006 readjustment, and the expansion of the mandatory alternative plan that was required for local service provision in 2006.

Public telephones. Revenues from charges for the use of public telephones increased 32.1% to R$584.9 million in 2006 from R$443.0 million in 2005, as a result of the increase in sales of our telephone cards, a positive tariff readjustment in July 2005 that continued until the July 2006 readjustment and renegotiations of the margins we offer to distributors, partially offset by a negative tariff readjustment in July 2006.

Long-Distance Services

Revenues from long distance services decreased 6.7% to R$3.2 billion in 2006 from R$3.4 billion in 2005, mainly due to the decrease in interstate traffic due to migration to mobile telephony, a negative tariff readjustment in July 2006 and a change in call frequency that occurred after January 2006. These effects were partially offset by a positive tariff readjustment that occurred in July 2005 and continued until the July 2006 readjustment. It is worth stressing the growth services rendered in Interstate Long Distance reflected by a lower level of discounts in tariffs aligning with the market, partially compensating for the decrease in traffic in the users migration period to other technologies, as well as the change in call frequency occurring after January 2006.

Data Transmission

Revenues from data transmission services increased 53.8% to R$2.0 billion in 2006 from R$1.3 billion in 2005. The increase in 2006 was mainly due to the increase in subscriptions to our Speedy broadband services in the amount of R$359.3 million, as well as from the merger of our subsidiary Telefônica Empresas S.A. in the amount of R$328.9 million.

Network Usage Services

Revenues from network usage services in 2006 increased by 0.6% to R$4.24 billion from R$4.22 billion in 2005, mainly due to the tariff readjustments that occurred in June 2005 (VC1) and in March 2006 (VC2 and VC3), together with the increase in mobile plants.

Interconnection Services

Revenues from interconnection services decreased by 29.1% to R$535 million in 2006 from R$755 million in 2005, due mainly to the new interconnection rules in effect from January 1, 2006, which altered the maximum values of the tariffs of local network use (TU-RL) and inter-urban use (TU-RIU).

Network Access

The revenues derived from network access decreased 4.3% to R$397.0 million in 2006 from R$415.0 million in 2005, primarily due to these services being treated as intercompany services in 2006 whereas they were previously rendered by Telefônica Empresas S.A, which merged with us in July 2006.

Goods Sold

Revenues from goods sold increased 25.0% to R$10.0 million in 2006 from R$8.0 million in 2005, due to the incorporation, effective July 2006, of the sales infrastructure equipment for data transmission that were previously performed by Telefônica Empresas S.A.

Other Services

Revenues from other services increased 2.9% to R$784.0 million in 2006 from R$762.0 million in 2005. The increase was due primarily to an increase in our revenues from Intelligent Line (Linha Inteligente) and by the increase in the maintenance plans of the internal network, partially offset by the decrease in use of 0800 services and other additional services rendered by our subsidiary A.Telecom S.A.

Value Added and Other Indirect Taxes

Value added and other indirect taxes increased 3.0% to R$5.5 billion in 2006 from R$5.4 billion in 2005, in accordance with the increase in operating revenues.

Discounts

Discounts increased 6.7% to R$623 million in 2006 from R$584 million in 2005, primarily due to the introduction of alternative fixed plans, particularly the Family Economy Line.

Cost of Services

Cost of services primarily includes depreciation and amortization expenses, interconnection services, personnel expenses and costs of services provided by third parties. Cost of services increased 0.8% to R$7.8 billion in 2006 compared to R$7.7 billion in 2005, mainly due to an increase in expenses related to personnel and rent for network transmission.

The following table sets forth certain components of our cost of services, as well as the percentage change of each component from the prior year, for 2006 and 2005.

	Year ended December 31,		% Change
	2006	2005	2005 - 2006
	(in millions of reais, except percentages)
Cost of services:
Depreciation and amortization	2,352	2,396	(1.8%)
Outsourced services	1,172	1,199	(2.3%)
Interconnection services	3,554	3,579	(0.7%)
Operational personnel	231	208	11.1%
Materials	43	49	(12.2%)
Goods sold	5	6	(16.7%)
Other costs	423	280	51.1%
Total cost of services	7,780	7,717	0.8%

Depreciation and amortization

Depreciation and amortization expenses decreased 1.8% to R$2.35 billion in 2006 from R$2.40 billion in 2005, mainly due to changes to our capital expenditure levels after meeting universalization goals for the expansion of our network and an increase in fully depreciated assets.

Outsourced Services

Expenses relating to services from third parties decreased 2.3% to R$1.17 billion in 2006 from R$1.20 billion in 2005, mainly due to the decrease of expenses related to the provision of narrowband internet, the maintenance of the access network, outsourcing and system products, partially offset by the increase of maintenance of terminals of public telephony, the costs of implementation of central offices for data transmission and electrical energy generation.

Interconnection Services

Expenses relating to interconnection services decreased 0.7% to R$3.55 billion in 2006 from R$3.58 billion in 2005, mainly due to the negative tariff readjustment for local network use, new interconnection rules effective from January 2006, a decrease in fixed-mobile traffic and from tariff differentials resulting from time modulations with respect to fixed long-distance to mobile calls. This effect was partially offset by an increase in fixed-mobile network access, as well as an increase in tariffs in July 2005 that continued until the July 2006 readjustment.

Operational Personnel

Employee expenses consist of expenses relating to salaries, bonuses and other benefits of employees that directly operate and maintain our services businesses. Employee expenses increased 11.1% to R$231.0 million in 2006 from R$208.0 million in 2005, mainly due to the readjustment of salaries, the Incentive Plan (Plano de Desligamento Incentivado, PDI) and an increase in staff through the incorporation of employees from the systems division and Telefônica Empresas.

Materials

The costs of materials decreased 12.2% to R$43.0 million in 2006 from R$49.0 million in 2005, mainly due to a decrease in the costs of public telephone cards and expenses related to fuel, partially offset by expenses related to maintenance of the operational assets.

Goods Sold

The costs of goods sold substantially consist of modem sales, which decreased 16.7% to R$5.0 million in 2006 from R$6.0 million in 2005, mainly due to the maintenance of our indirect sales of modems through our partnership with internet providers.

Other Costs

Other costs include costs associated with the lease of certain infrastructure equipment, poles and underground cables used to operate our telephone lines and costs associated with our concession contracts. Other costs increased 51.1% to R$423.0 million in 2006 from R$280.0 million in 2005, mainly due to the concession fee accrued in the amount of R$121.3 million, leasing of our data transmission network, to the increase in rent of poles and to the increase in expenses of electric energy.

Operating Expenses

Operating expenses decreased 7.5% to R$2.6 billion in 2006 from R$2.8 billion in 2005, mainly due to the values of federal tax contingency reversal (with respect to COFINS and PIS) in the amount of R$257.6 million recognized in previous years, partially offset by a readjustment of salaries, an increase in staff related to marketing and administration, the PDI and an increase in the expenses from customer service systems.

Selling Expenses

Selling expenses increased 6.3% to R$1.9 billion in 2006 from R$1.8 billion in 2005, mainly due to the increase in expenses from third parties for customer service operations, outsourcing of systems production, expenses from salary readjustments and an increase in staff providing system administration services.

General and Administrative Expenses

General and administrative expenses increased by 13.8% to R$983.0 million in 2006 from R$864.0 million in 2005, mainly due to the salary expenses associated with the PDI and expenses from third parties for the maintenance and software conservation and business consulting.

Other Net Operating Expense

Other net operating expense includes a variety of revenues and costs and totaled a revenue of R$276.0 million in 2006 compared to an expense of R$169.0 million in 2005. This decrease was due to a federal tax contingency reversal (with respect to COFINS and PIS) in previous years in the amount of R$257.6 million, recovery of expenditures from damage to the network, lower income from past losses, termination of the amortization of goodwill from the Ceterp acquisition, partially offset by an increase in contingencies and insurance provisions. See Note 8 to the consolidated financial statements.

Financial Expense, Net

We recognized a net financial expense of R$331.0 million in 2006 compared to a net financial expense of R$460.0 million in 2005. This improvement was due to the increase in average volume of financial instruments (CDB) and a decrease in losses from hedge operations generated primarily by an increase in payment volume of loans denominated in foreign currencies, partially offset by an increase in the monetary correction with respect to contingent obligations.

Net Non-Operating Income (Expense)

Net non-operating income decreased 39.5% to R$23.0 million in 2006, compared to R$37.8 million in 2005, due to a net loss from the disposal of permanent assets, as well as from the positive result in the disposal of portfolio investments in 2005.

Income and Social Contribution Taxes

Our income and social contribution tax expenses totaled R$1,108.1 million in 2006 compared to R$871.3 million in 2005. This increase was primarily the company's growth and of interest on share capital versus last year, which generated greater taxable income. Our effective tax rate in 2006 was 28.2%. See Note 11 to the consolidated financial statements.

Net Income

As a result of the foregoing factors, net income increased to R$2.8 billion in 2006 from R$2.5 billion in 2005.

Results of Operations for the Year Ended December 31, 2005 Compared to the Year Ended December 31, 2004

The following table sets forth certain components of our operating revenues, as well as the percentage change of each component from the prior year, for 2005 and 2004.

	Year ended December 31,		% Change
	2005	2004	2004 - 2005
	(in millions of reais, except percentages)
Gross operating revenue:
Local services:
Monthly subscription charges	5,691	4,979	14.3%
Activation fees	98	69	42.0%
Measured service charges	3,248	3,065	6.0%
Public telephones	443	367	20.7%
Total	9,480	8,480	11.8%
Long-distance services:
Intraregional	2,042	2,327	(12.2%)
Interregional and international	1,356	845	60.5%
Total	3,398	3,172	7.1%
Data transmission	1,313	909	44.4%
Network usage services	4,220	4,039	4.5%
Interconnection	755	809	(6.7%)
Network access	415	393	5.6%
Goods sold	8	21	(61.9%)
Other services	762	603	26.4%
Total gross operating revenue	20,351	18,426	10.4%
Value added and other indirect taxes	(5,372)	(4,902)	9.6%
Discounts	(584)	(215)	171.6%
Net operating revenue	14,395	13,309	8.2%

Net Operating Revenue

Net operating revenue increased 8.2% to R$14.4 billion in 2005 from R$13.3 billion in 2004. The increase in net operating revenue is primarily a result of an increase in local and long distance fees that took place in June 2005, as well as growth in some of our services such as Speedy and the launch of a new pre-paid line called the Family Economy Line (Linha da Economia Família), with a subscription fee less than conventional lines as it only allows local calls, and that brought new subscribers into our network. This increase was partially offset by a general decrease in traffic during the same period.

Local Services

Revenues from local services increased 11.8% to R$9.5 billion in 2005, from R$8.5 billion in 2004. The growth was mainly a result of the increase in local fees that took place in June 2005 and of the incorporation of new subscribers through the new Family Economy Line that was launched in March 2005.

Monthly subscription charges. Revenues from monthly subscription charges increased 14.3% to R$5.7 billion in 2005, from R$5.0 billion in 2004. The growth in 2005 was primarily due to the increase in local fees that took place in June 2005 and the new Family Economy Line that was launched in March 2005.

Activation fees. Revenues from monthly activation fees increased 42.0% to R$98.0 million in 2005 from R$69.0 million in 2004. The increase was mainly due to the new Family Economy Line that was launched in March 2005.

Measured service charges. Revenues from measured service charges increased 6.0% to R$3.2 billion in 2005 from R$3.1 billion in 2004. The increase in 2005 was mainly a result of the increase in local fees which took place in June 2005, offset in part by decreases in measured services traffic of approximately 7.3%.

Public telephones. Revenues from charges for the use of public telephones increased 20.7% to R$443.0 million in 2005 from R$367.0 million in 2004 as a result of the June 2005 fee increase, and an increase in sales of our telephone cards. Revenues from the sale of public phone cards are recognized at the time the phone card is used, in accordance with a change in an accounting methods introduced in December 2002.

Long-Distance Services

Intraregional, interregional and international services. Revenues from long distance services increased 7.1% to R$3.4 billion in 2005 from R$3.2 billion in 2004. The increase was due to an increase in long-distance fees in June 2005, which offset the decrease in the traffic.

Data Transmission

Revenues from data transmission services increased 44.4% to R$1.3 billion in 2005 from R$909.0 million in 2004. The increase in 2005 was principally due to the increase in subscriptions for our Speedy broadband services.

Network Usage Services

Revenues from network usage services increased by 4.5% to R$4.2 billion in 2005 from R$4.0 billion in 2004 due to an increase in fixed-mobile fees that occurred in June 2005, but was expected in February 2005, partially offset by a decrease in traffic.

Interconnection Services

Revenues from interconnection services decreased by 6.7% to R$755 million in 2005 from R$809 million in 2004, due to a decrease in fees, that accompanied in the general adjustment of fees in June 2005.

Network Access

The revenues derived from network access increased 5.6% to R$415.0 million in 2005 from R$393.0 million in 2004 which were mainly due to the growth of our average utilized network dedicated for use by other telecommunication providers in our concession area.

Goods Sold

Revenues from goods sold decreased 61.9% to R$8.0 million in 2005 from R$21.0 million in 2004 primarily due to a change in our strategy for providing modems for our Speedy broadband service whereby we stopped selling modems directly and instead began supplying them through partners.

Other Services

Revenues from other services increased 26.4% to R$762 million in 2005 from R$603.0 million in 2004. The increase was due primarily to an increase in our revenues from additional services to fixed lines and revenues from the management of telecommunications services in commercial buildings rendered by our subsidiaries A. Telecom S.A. and Atrium.

Value Added and Other Indirect Taxes

Value added and other indirect taxes increased 9.6% to R$5.4 billion in 2005 from R$4.9 billion in 2004 in accordance with the increase in operating revenues.

Discounts

Discounts increased 171.6% to R$584 million in 2005 from R$215 million in 2004. The increase was primarily due to the launch of the Family Economy Line in March 2005.

Cost of Services

Cost of services primarily includes depreciation and amortization expenses, interconnection services, personnel expenses and costs of services provided by third parties. Cost of services increased 2.9% to R$7.7 billion in 2005 from R$7.5 billion in 2004, mainly due to an increase in expenses related to outsourced services and other costs.

The following table sets forth certain components of our cost of services, as well as the percentage change of each component from the prior year, for 2005 and 2004.

	Year ended December 31,		% Change
	2005	2004	2004 - 2005
	(in millions of reais, except percentages)
Cost of services:
Depreciation and amortization	2,396	2,496	(4.0)%
Outsourced services	1,199	1,059	13.2%
Interconnection services	3,579	3,512	1.9%
Operational personnel	208	188	10.6%
Materials	49	41	19.5%
Goods sold	6	19	(68.4)%
Other costs	280	181	54.7%
Total cost of services	7,717	7,496	2.9%

Depreciation and amortization

Depreciation and amortization expenses decreased 4.0% to R$2.4 billion in 2005 from R$2.5 billion in 2004, driven primarily by a decrease in our capital expenditures after we attained ANATEL’s network expansion targets in 2002.

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

Materials

The costs of materials increased 19.5% to R$49.0 million in 2005 from R$41.0 million in 2004 primarily due to the increase in cost of the materials used for the production of public telecommunications cards and the Family Economy Line, as well as the materials used for the maintenance of our operational plants.

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

Operating Expenses

Operating expenses increased 11.8% to R$2.8 billion in 2005 from R$2.5 billion in 2004, primarily due to an increase in customer services to reduce complaints, salary increases in September 2005 and the implementation of a career plan for various employees, inclusion of Atrium’s personnel expenses in 2005 and an increase in legal services due to various proceedings involving the collection of monthly subscription fees.

Selling Expenses

Selling expenses increased 12.6% to R$1.8 billion in 2005 from R$1.6 billion in 2004, primarily due to increased customer services provided by Atento, an increase in the number of employees hired in connection with the vertical integration of management of systems that had been previously rendered by third parties, a salary increase in September 2005 and the implementation of a career plan for various employees.

General and Administrative Expenses

General and administrative expenses increased by 15.7% to R$864.0 million in 2005 from R$747.0 million in 2004, primarily due to an increase of legal services related to collection of monthly subscription fees.

Other Net Operating Expense

Other net operating expense includes a variety of revenues and costs. See Note 7 to the consolidated financial statements. Other net operating expense decreased 11.1% to R$169 million in 2005 from R$190.0 million in 2004. This decrease was due to a reduction in expenses related to provisions for contingencies and reduction in goodwill amortization.

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

Net Non-Operating Income (Expense)

Net non-operating income decreased 5.7% to R$37.8 million in 2005, compared to a net non-operating expense of R$40.1 million in 2004, primarily due to a write-off of obsolete assets (modems) and the assignment of fiber optic cable pursuant to an agreement, as discussed in “Other costs,” offset by positive earnings from the sale of non-strategic public stock holdings on the São Paulo Stock Exchange (BOVESPA).

Income and Social Contribution Taxes

Our income and social contribution tax expenses increased to R$871.3 million in 2005 from R$724.0 million in 2004 as a result of a confluence of factors, including overall improved financial performance and an absence of certain amortization of goodwill expenses that ended in 2004. Our effective tax rate in 2005 was 25.5%. See Note 11 to our consolidated financial statements.

Net Income

As a result of the foregoing factors, net income increased to R$2.5 billion in 2005 from R$2.2 billion in 2004.

B. Liquidity and Capital Resources

General

We have funded our operations and capital expenditures mainly from operating cash flows and loans obtained from financial institutions. As of December 31, 2006, we had R$213.0 million in cash and cash equivalents. Our principal cash requirements include:

•	the servicing of our indebtedness,

•	capital expenditures, and

•	the payment of dividends.

Sources of Funds

Our cash flow from operations was R$5.0 billion in 2006 compared to R$5.5 billion in 2005 and R$5.6 billion in 2004. Our decrease in cash flow from operating activities of 9.6% in 2006 compared to 2005 was primarily due to (i) an increase in the average period for receiving accounts receivables, as a result of an increase in the volume of late payments by customers and (ii) an increase in other non-current assets, such as escrow deposits. The decrease of 1.2% in 2005 compared to 2004 was primarily due to increased income tax and social contribution payments that resulted from (i) the end of the amortization period of a goodwill expense and tax loss carryforwards in 2004 and (ii) a legally imposed limitation on the deductibility of distributions of interest on shareholders’ equity.

Our future cash flow is subject to the rates approved by ANATEL and the impact of competition on our revenues. We expect to continue to experience a reliable and steady source of internal cash flow from operations for the foreseeable future from our base of customers and installed network.

Uses of Funds

Our cash flow used in investing activities was R$1.9 billion in 2006 compared to R$1.7 billion in 2005 and R$1.4 billion in 2004. The increase in 2006 from 2005 was due to an advance payment made with respect to our potential acquisition of TVA’s MMDS and broadband services and a non-controlling interest in TVA’s cable operations. See “Item 4—Information on the Company—Agreement of Merger, Purchase and Sale of Operations, Assets, Stock and Other Obligations with the Abril Group”.

Our cash flow used in financing activities was R$3.4 billion in 2006 compared to R$3.6 billion in 2005 and R$4.2 billion used in 2004. The decrease in cash flow used in financing activities in 2006 was due mainly to lower debt of the company. The reduction in 2005 was primarily due to the payment of R$3.1 billion in dividends which was less than the previous year and the repurchase of R$59 million in shares of treasury stock.

Indebtedness

As of December 31, 2006, our total debt was as follows:

Debt	Currency	Annual interest rate payable	Maturity	Principal amount outstanding (in thousands of reais)
Mediocredito	US$	1.75%	2014	48,229
Loan in local currency	R$	130% of CDI	2007	737
Debentures	R$	103.5% of CDI	2007	1,500,000
Resolution No. 2,770	JPY	0.28% to 5.78%	2007	214,909
Resolution No. 2,770	US$	4.80%	2008	267,562
Untied loan – JBIC	JPY	LIBOR + 1.25%	2009	267,178
Accrued Interest	R$/US$ JPY/CAN$	—	2007 to 2008	39,543
Total debt				2,338,158
Current				1,828,540
Long-term				509,618

Interest and principal payments on our indebtedness as of December 31, 2006 due in 2007 and 2008 totaled R$314.0 million and R$385.2 million, respectively.

The agreements that govern the majority of our outstanding loans and financings contain certain standard restrictive covenants, which provide for the acceleration of the full balance of our obligations in the event of any default. As of December 31, 2006, we were not in default of any of our obligations and therefore none of our liabilities were subject to acceleration.

Capital Expenditures and Payment of Dividends

Our principal capital requirements are for capital expenditures and payments of dividends to shareholders. Additions to property, plant and equipment totaled R$1.7 billion, R$1.7 billion and R$1.3 billion for the years ended December 31, 2006, 2005, and 2004, respectively. Our capital expenditures for the year ended 2007 are expected to be approximately R$1.8 billion. These expenditures relate primarily to expansion of our network. We expect to seek financing for part of our capital expenditures either from equipment suppliers and Brazilian government agencies (from local or foreign Capital Markets) or from local and foreign Bank Institutions. See “Item 4.A—History and Development of the Company—Capital Expenditures.”

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

We may also make additional distributions to the extent that we have available profits and reserves to distribute. All of the above distributions may be made as dividends or as tax-deductible interest on shareholders’ equity. We paid dividends of R$3.1 billion, R$3.1 billion and R$3.7 billion in 2006, 2005, and 2004, respectively.

Our management expects to meet 2007 capital requirements primarily from cash provided by our operations. Net cash provided by operations was R$5.0 billion, R$5.5 billion and R$5.6 billion in 2006, 2005, and 2004, respectively.

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

CPQD has within its portfolio a tool used by Telefónica for management, planning, engineering and maintenance of terminals of the external network. This tool has data related to the wires, fiber optics and usage of the external network, among other things.

Telefónica also uses another product from CPQD which controls terminals and manages the analogical plant.

Our research and development expenses, including our monetary contributions to CPQD, were R$10.5 million for 2004. For 2005, there were no expenses in respect of Research and Development with CPQD.

In 2006 we made investments in research and development, in partnership with the CPQD, in the amount of R$10.3 million, to maintain our products and services in line with the new technologies available in the global market.

Patents and Licenses

Our principal intellectual property assets include:

•	the trademark name “Telefônica” and all names derived from “Telefônica”;

•	our name “Telecomunicações de São Paulo S.A. - Telesp”; and

•	our commercial brands, “Super 15” for long-distance services and “Speedy” for broadband products.

D. Trend Information

We expect increased competition and rapid technological changes which may negatively affect our market share and profit margins. See “Item 3.D—Risk Factors—Risks Relating to the Brazilian Telecommunications Industry and Us” and “Item 4.B—Information on the Company —Business Overview—Competition.”

We also expect to continue to make capital expenditures to maintain our network updated and to improve the quality of our services and network and to launch new services. See “—Liquidity and Capital Resources—Capital Expenditures and Payment of Dividends.”

Even though the Brazilian economy continues to experience growth, we do not anticipate a material increase in fixed lines in Brazil. We remain committed, however, to innovating and adapting our business to the changing environment and finding markets for our services. For example, since 2004, we implemented successful operations geared towards providing telephone service for low income consumers and we hope that this type of service and market will have an important role in the future. Currently one of our competitors currently offers a similar product, but faces limitations on its ability to extend the offer to all clients. Other providers do not yet have a product with the same characteristics. In sum, we believe that while the growth of fixed lines will not markedly increase, we and our competitors will have to offer new services, penetrate alternative markets in Brazil and find new methods of meeting our customers’ needs.

We do, however, expect another year of growth for broadband access in Brazil and corresponding growth for current and new providers of broadband services. We anticipate that current providers will be investing to expand network capacity. We have seen this trend not only in Brazil, but in other parts of the world such as Spain and Italy. We also anticipate investments in web content that should help Internet operators increase their value-added service (VAS) revenues. Telefónica is a market leader in this area, and we are making efforts to acquire new customers and to promote the broadband market growth, continuously improving the quality and competitiveness of our products and promoting bundled offers with other services such as fixed voice and mobile voice.

In the local voice market, we expect to convert local pulse billing to per minute billing. This conversion may cause losses due to the difference between the amounts charged by shorter calls and longer calls associated with the mandatory alternative plan (PASOO). The mandatory plan may limit the increase in longer calls made by our clients. We are working to minimize these losses through offering the alternative plan in accordance with customer needs.

In the long distance market we expect competition from VoIP (Voice over Internet Protocol—technology for transmitting voice using the internet) will continue growing significantly. In 2006, we experienced the entrance of many VoIP players in the market, but due to Brazil’s low broadband penetration, low quality of services and limited efforts in marketing, VoIP has mildly affected the traditional long distance market. We believe that in 2007 VoIP may play a more expansive role, bringing a decrease in prices and traffic volume of traditional long distance.

We also expect to see the acceleration of movement towards convergence, with “triple play” offers (bundled offers consisting of TV, broadband internet access and phone, usually VoIP) of Embratel (telecommunications operator) and Net (cable operator), both companies of Telmex. Despite that in 2006 we established a strategic partnership with the cable television operator “TVA”, allowing us to make similar offers, Embratel Group/Net’s innovation and superior market position may affect our local market share in broadband and local telephony, and at the same time that we may be affected by fixed mobile convergent offers by Telemar/Oi and Brasil Telecom/BrT GSM.

Moreover, in 2007, the increased commercial use of Wi-Max technology, which emerged in shy mode during in 2006, is expected. This new technology may increase competition in the fixed line market since it will reduce the dependence on a physical-metallic cable network for new entrants.

We are taking several actions to keep up with market trends and to compete by taking advantage of new technologies. We are closely monitoring the evolution of VoIP usage and developing bundled services that include voice, video and broadband, and we are developing IPTV-related products. In addition, we are following technological developments and performing tests on Wi-Max technology, preparing the company to take advantage of such technology in areas in which our conventional network coverage is currently limited.

On July 17, 2006, ANATEL published a directive for the auction of frequency bands for the use of Wi-Max technology, which prohibited the participation of both the STFC (Serviço Telefônico Fixo Comutado) local concessionaires and of companies belonging to the same economic group in their respective concession areas. The local concessionaires went to the courts, individually and through ABRAFIX, and obtained an injunction allowing their participation in the auction. On September 4, 2006, the Tribunal de Contas da União - TCU suspended the auction and requested that ANATEL clarify the minimum prices. ANATEL responded to the court and continues to try to overturn the injunction. As of now there has not been a definitive decision on the cancellation of the auction.

E. Off-balance-Sheet Arrangements

None.

F. Tabular Disclosure of Contractual Obligations

Our contractual obligations and commercial commitments are as follows:

	Total	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years
	(In thousands of reais, as of December 31, 2006)
Contractual obligations
Long-term debt	2,024,132	1,514,514	487,112	12,862	9,644
Pension and other post retirement benefits	75,023	—	—	—	75,023
Other long-term obligations	—	—	—	—	—
Total contractual cash obligations	2,099,155	1,514,514	487,112	12,862	84,667
Commercial commitments
Suppliers	1,645,770	1,645,770	—	—	—
Other commercial commitments	—	—	—	—	—
Total commercial commitments	1,645,770	1,645,770	—	—	—

Long-Term Debt

Amount
Year ending December 31,	(in thousands of reais, as of December 31, 2006)
2007	1,514,514
2008	385,191
2009	95,490
2010	6,431
2011	6,431
2012	6,431
Thereafter	9,644
Total	2,024,132

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

We are managed by a Board of Directors (Conselho de Administração) and an Executive Committee (Diretoria).

Board of Directors

Our Board of Directors is comprised of a minimum of five and a maximum of 15 members, all shareholders, serving for a term of three years. The following is a list of the current members of the Board of Directors, their respective positions and dates of their election.

Name*	Position	Date of Appointment
Antonio Carlos Valente da Silva	Chairman	March 29, 2007
José María Álvarez-Pallete Lopez	Vice-Chairman	March 29, 2007
Eduardo Navarro de Carvalho	Director	March 29, 2007
Enrique Used Aznar	Director	March 29, 2007
Fernando Abril-Martorel Hernández	Director	March 29, 2007
Fernando Xavier Ferreira	Director	March 29, 2007
Iñaki Urdangarin	Director	March 29, 2007
Javier Nadal Ariño	Director	March 29, 2007
José Fernando de Almansa Moreno-Barreda	Director	March 29, 2007
Juan Carlos Ros Brugueras	Director	March 29, 2007
Juan Vicente Revilla Vergara	Director	March 29, 2007
Luciano Carvalho Ventura	Director	March 29, 2007
Luis Bastida Ibarguen	Director	March 29, 2007
Miguel Àngel Gutiérrez Méndez	Director	March 29, 2007
Narcís Serra Serra	Director	March 29, 2007
*The members of the Board of Directors were re-elected in the ordinary general meeting of March 29, 2007.

Set forth below are brief biographies of our directors:

Antonio Carlos Valente da Silva is 54 years old, Brazilian and acts as President of the Board of Directors and serves as Chief Executive Officer. Mr. Valente is an Electrical Engineer, with vast experience in business development and telecommunications regulation. Mr. Valente serves as Chief Executive Officer of Telefónica del Perú S.A.A, Telefónica Móviles S.A., Telefónica Móviles Perú Holding S.A.C., Telefónica Perú Holding S.A.C and of Telefónica Multimedia S.A.C and is a member of the Board of Directors. In addition, Mr. Valente is First Vice-President of the Association of Private Enterprises of Public Services (ADEPSEP) and is a Director of the Official Chamber of Commerce of Spain in Perú (COCEP). Prior to his appointment as Chief Executive Officer of Telefónica del Perú, Mr. Valente was responsible for the regulation of the Telefónica Group for Latin America. From 2002-2003, Mr. Valente acted as Vice-President of the National Agency of Telecommunications (ANATEL) of Brazil and presided over the Latin American Telecommunications Regulators Forum (Regulatel) institute, which unites nineteen Latin American countries and the Caribbean. Mr. Valente obtained a postgraduate degree in Business and Administration, with a specialization in Systems and Business Management including Entrepreneurial Strategy, from MIT/Sloan School of Management. Mr. Valente has taught and published numerouse articles regarding regulation and telecommunications in Brazilian and international magazines.

José María Álvarez-Pallete Lopez is 43 years old, and has been the Executive President of Telefónica Internacional S.A. since July 2002. He is also a member of the Board of Directors of each of Telefónica, Telefónica de España, Telefónica Móviles España, Telefónica Data, Telefónica Internacional S.A.U., Telefónica de Argentina, Telefónica de Perú, Compañía de Telecomunícacíones de Chile, Telefónica Internacional Chile, Telefónica Holding Argentina, Telefónica Larga Distância Puerto Rico, Cointel, Compañía de Telefonos de Chile Transmisiones Regionales, China Netcom, Colombía Telecom, Brasilcel, Telefónica Móviles México S.A. de CV, and Telefónica O2 Europe. In 1999, Mr. Álvarez-Pallete Lopez served as the chief financial officer of Telefónica Internacional S.A. and the chief corporate finance officer of Telefónica S.A. He holds economics degrees from the Universidad Complutense de Madrid, the Complutense University of Madrid, Spain, and the Université Libre de Bruxelles, Belgium.

Eduardo Navarro de Carvalho is 44 years old and serves as a member of our Board of Directors and Strategy and Planning, Regulation and Corporate Development Director of Telefónica Internacional S/A. He previously served as our Vice President of Regulation and Operator Business, Vice President of Telefônica Data Brasil Holding S.A., SP Telecomunicações Holding Ltda., Sudestecel Participações S.A., Iberoleste Participações S.A. and TBS Celular Participações S.A. Mr. Navarro served as regulatory and corporate strategist of Tele Sudeste Celular Participações S.A., Tele Leste Celular Participações S.A. and Celular CRT Participações S.A. and as a member of the Board of Directors of Ceterp - Centrais Telefônicas de Ribeirão Preto S.A., senior project director of McKinsey & Company, Inc., and factory manager of Belgo-Mineira (Arbed Group). He holds a degree in metallurgy engineering from Universidade de Minas Gerais (the University of Minas Gerais), Brazil.

Enrique Used Aznar is 65 years old and serves as our member of the Board of Directors. He also Acts as Chairman of the Board of Amper, S.A., in Madrid, a member of the Board of Directors of Telefónica Peru, Chairman of Amperprogramas and the vice-chairman of the Board of Directors of Medidata Brasil. He is also a member of the Board of Directors of Telefónica S.A., member of the Assembléia Directiva of IESE of Madrid and Patron of Fundação Científica contra o Câncer. He has also served as Executive Chairman of Telefónica Internacional S.A., Telefónica Servicios Móviles and Telefónica I+D, as executive vice-chairman of the delegate committees of TPI Páginas Amarelas, Telefónica do Chile and Telintar (investor from Argentina), and as member of the Boards of Directors of Telefónica da Argentina, AT&T Network System International and of Ericsson in Spain. He holds a degree in telecommunications engineering from the Universidad de Madrid, the University of Madrid. He also holds a degree from IESE (Alta Direção de Empresas).

Fernando Abril-Martorel Hernández is 45 years old and serves on our Board of Directors. Previously he was the Chief Operating Officer of Credit Suisse Group in Spain and is a member of the Board of Directors of Companhia de Infraestruturas del Transporte S.A. (CINTRA) and of ENCE (the Spanish pulp producer). From 1987 to 1997, Mr. Abril-Martorel Hernández performed several functions at JP Morgan, in New York, London and Madrid, including treasury department manager and member of the managing committee. Mr. Abril-Martorel Hernández joined the Telefónica group in January of 1997, as corporate finance general manager, having represented the group’s interests in the Brazilian telecommunications industry privatization process. From December 1998 to June 2000, he served as chief executive officer and chief financial officer of Telefónica Publicidade e Información (TPI). He was a member of the Board of Directors of the Telefónica Group from August 2000 to September 2003. Mr. Abril-Martorel Hernández holds a degree in law and business sciences from ICAI-ICADE - Instituto de Postgrado y Formación Continua, Spain.

Fernando Xavier Ferreira is 58 years old and acts as a member of our Board of Directors. Mr. Ferreira served as our chief executive officer and of SP Telecomunicações Holding Ltda. He also served as vice-chairman of the Board of Directors and chief executive officer of TDBH. He was president of the Board of Directors of Telefônica Factoring do Brasil Ltda and chairman of the Control Committee for Telefônica Serviços Empresaríais do Brasil Ltda (TGestiona). He was president of the Supervisory Board of Brasilcel N.V., president of the boards of directors of Vivo Participações S/A, and Fundação Telefônica. He is also a member of the Board of Directors of Telefónica Internacional S.A.. Mr. Ferreira has served as president of Telecomunicações Brasileiras S.A. - Telebrás, executive secretary in the Brazilian Ministry of Communications, chairman of the Board of Directors of Embratel S.A., president of Nortel do Brasil S.A., president of Telecomunicações do Paraná S.A. - Telepar and as member of ANATEL’s consulting committee and member of the Board of Directors of Empresa Brasileira de Correios e Telégrafos - ECT and Portugal Telecom. He holds a degree in electrical engineering from Faculdade de Engenharia Elétrica da Universidade Católica do Rio de Janeiro, the Electric Engineering Faculty of the Catholic University of Rio de Janeiro, Brazil, which he received in 1971. He attended a business administration course at Western Ontario University, Canada, in 1982.

Iñaki Urdangarin, is 39 years old and serves as a member of the Board of Directors. Mr. Urdangarin previously served as Vice-President of the Spanish Olympic Committee and was a former professional handball player for FC Barcelona. He represented the Spanish national handball team 172 times between 1986 to 2000, and he participated in three Olympic Games, winning two silver and two bronze medals, together with one European Championship bronze medal. Mr. Urdangarin has acted as an internal consultant to many organizations in the field of human resources. He is co-founder of the Nóos Institute, a scientific association whose mission is to promote strategic research regarding sponsorship, sponsor and social responsibility, and acted as President until April 2006. He studied Entrepreneurial Sciences in the Universidade Central de Barcelona with a specialty in Human Resources. He holds a bachelors degree in Administration and Business Management, together with an MBA from ESADE, where he is currently a collaborating professor in the Department of Enterprise Policies.

Javier Nadal Ariño is 57 years old and acts as our member of the Board of Directors. He also acts as Director of Institutional Relations of Telefónica S/A. and Executive Vice President of Telefónica S.A. Foundation. He has served in Telefónica as Executive President of Telefónica del Peru (2003 to 2004), Regulation Director of Telefónica International (1998 to 2002) and as President of Telefónica de Argentina (March 1995 to December 1997). Previously, he served as Telecommunications General Director in the Spanish Administration and the first Chairman of Retevisión. Previously, he worked in research and development at Telettra Española in Milan and

Madrid. He worked for the United Nations Development Program (UNDP) in Latin America as an expert in data transmission programs for activities support. He also served as General Secretary of the Telecommunications Engineers Association of Spain. He has written many articles on the telecommunications sector and has collaborated on several books related to the sector and the Information Society. Mr. Nadal Ariño holds a degree in telecommunications engineering from the Universidad Politécnica de Madrid, the Technical University of Madrid, Spain.

José Fernando de Almansa Moreno-Barreda is 58 years old. He is a member of the Board of Directors of Telefónica and President of the board’s international affairs committee. He is also a member of the board of directors of Telefónica de Peru S.A., Telecomunicações de São Paulo S.A., Telefónica de Argentina S.A., Telefónica Latinoamérica S.A. and BBVA Bancomer. He is currently a sponsor of the foundations Reina Sofía, Conde de Barcelona, Diputación de San Andrés de los Flamencos - Carlos de Amberes Foundation, Padre Arrupe-Activa, Príncipe de Astúrias, Euroamérica and Fundación Médica Mutua Madrileña. Mr. Almansa joined the Spanish Diplomatic Corps in 1974 and served from 1976 to 1992 as Embassy Secretary of the Spanish Embassy in Brussels, Cultural Counselor of the Spanish Representation to Mexico; Chief Director for Eastern European Affairs and Atlantic Affairs Director in the Spanish Foreign Affairs Ministry; Press and Political Counsellor to the Spanish Permanent Representation to the North Atlantic Council in Brussels; Minister-Counsellor of the Spanish Embassy in the Soviet Union; General Director of the National Commission for the 5th Centennial of the Discovery of the Americas and Deputy General Director for Eastern Europe Affairs in the Spanish Foreign Affairs Ministry. In January 1993, Mr. Almansa was appointed Chief of the Royal Household by His Majesty King Juan Carlos I. He held this post until December 2002 and is currently Personal Adviser to His Majesty King Juan Carlos I. Mr. Almansa holds a law degree from the Universidad de Deusto, the University of Deusto, Bilbao, Spain.

Juan Carlos Ros Brugueras is 45 years old and serves on our Board of Directors and that of TDBH. In 2005, he was appointed General Counsel of Telefónica S.A. Since May 1998, Mr. Ros Brugueras has been a Secretary General to the Board of Directors and General Counsel of Telefónica Internacional S.A. and also a director of Telefónica de Argentina S.A. (Argentina), Telefónica Larga Distância de Porto Rico Inc. (Porto Rico), Companhia de Telecomunicações do Chile S.A. (Chile) and Telefónica do Peru S.A. (Peru). He served on our board and that of Companhia Telefônica da Borda do Campo from December 1998 through November 1999, and also on the boards of Companhia Riograndense de Telecomunicações - CRT, Tele Sudeste Celular Participações S/A, Telerj Celular S/A and Telest Celular S/A. From 1985 to 1997, he was a partner in a law firm in Barcelona, and, during such time, he served as Secretary on the boards of directors of various Spanish and foreign companies. Mr. Ros holds a law degree from Universidad Central de Barcelona, the Central University of Barcelona, Spain.

Juan Vicente Revilla Vergara is 45 years old and serves on our Board of Directors and as the General Manager of Technologies, Operations and Systems of Telefónica Internacional S/A. Until January 2006, he served as the General Manager of Telefónica del Peru. Previously, he was Chief Procurement Officer of the Telefónica Group. From 1998 to January 2001 he was our vice president of Finance and Administration and previously he was vice president of Controlling at Telefónica del Peru. He was also formerly a Senior Analyst of Issuances at CNMV, a Control Manager at Banesto S.A., a Risk Analyst in the credit department at Caja de Madri, a Credit Assistant in the large client division at the South Germany Country Bank and Junior Consultant at Andersen Consulting. He is an Economic and Business Sciences graduate of the Universidad Del Pacífico in Lima, Perú.

Luciano Carvalho Ventura is 60 years old. He is a member of our Board of Directors and is the officer responsible for LCV Governança Corporativa. He serves as a member of the Board of Directors of Grupo Tavares de Melo, Gtmprevi Sociedade Previdenciária and Y. Takaoka Empreendimentos. Since 1980, he has been dedicated to corporate governance consulting and in serving as member of corporate boards. He is the founding member of the Board of Directors of Instituto Brasileiro de Governança Corporativa - IBGC - Brasil. He is a member of the International Corporate Governance Network - England. He is professor of the course for formation of directors of Brazilian Corporate Governance Institute and speaker at various masters courses and seminars. He holds an MBA from Escola de Administração de Empresas de São Paulo—Fundação Getúlio Vargas, a post-graduate degree in finance from Escola de Administração de Empresas de São Paulo da Fundação Getúlio Vargas, a degree in business management from Escola de Administração de Empresas da Universidade Federal de Pernambuco, and a degree in economics from Faculdade de Ciências Econômicas da Universidade Federal de Pernambuco.

Luis Bastida Ibarguen is 61 years old and is a member of our Board of Directors. Since 2002 he has acted as an independent consultant, author and lecturer on business economics and serves as director for different companies and foundations. During 2000 and 2001 he was Managing-Director of Banco Bilbao Viscaya Argentaria where he was a member of the Steering Committee and head of the Global Asset Management Division. From 1988 to 2000, he worked for Banco Bilbao Viscaya. In the period 1994 to 2000 he was Chief Financial Officer (CFO), reporting directly to the Chairman. From 1976 to 1987, he worked at Banco Bilbao where he had different responsibilities, mainly in areas related with the finance function. From 1970 to 1976, he worked for General Electric in New York and Spain. At General Eletric he was a member of the Finance Management Program and in the International Management Program and worked in various capacities in the Finance and Strategic Planning Functions. He holds degrees in Business at the E.S.T.E. University in San Sebastián - Spain and holds an MBA from Columbia University in New York.

Miguel Àngel Gutiérrez Méndez is 48 years old and is a member of our Board of Directors, and a member of the Board of Director of Telefõnica Internacional, S.A., where he was previously responsible for Institutional and Public Policy for Grupo Telefõnica in Latin America. He is also a member of the Board of Directors of ABERTIS (Barcelona, Spain). From March 2002 to October 2004 Mr. Gutiérrez was President of the Board of Directors of Autopistas Del Oeste S.A. (a subsidiary of ABERTIS). From February 2002 until July 2003 he was President and CEO of Telefónica Argentina S.A. He was a founding partner of The Rohatyn Group, an asset management company that focused on emerging markets. For a period of 21 years, Mr. Gutiérrez occupied several posts at J.P. Morgan, reaching the position of Managing Director for Global Emerging Markets, covering Latin America, Eastern Europe, Africa and Asia, London and New York emerging market activities from 1995-2001. Mr. Gutiérrez was also President of ADESPA (Association of Companies and Public Utilities of Argentina); Vice-President of the Fundación Cámara Española de Comercio; a member of the Board of Directors of the Cámara Argentina de Comercio; and a member of the Board of Directors of the Institute for Business Development of Argentina - IDEA. He is currently a member of the advisory council of CIPPEC (Center of Implementation of Politics for Equity and Growth), Vice-President of Fundación Cruzada Argentina and a member of the Board of Directors of the Center for Financial Stability “CEF.” He holds a degree in public accounting from the University of Buenos Aires and an MBA from IAE Universidad Austral (Argentina).

Narcís Serra Serra is 63 years old and serves as a member of our Board of Directors. From 1991 to 1995, he was Vice President of the Government of Spain, and from 1982 to 1991, served as Minister of Defense. From 1979 to 1982, he was the Mayor of Barcelona. Mr. Serra holds a doctorate in economics from the Universidad Autónoma de Barcelona and is President of Caixa d’Estalvis de Catalunya.

Executive Committee

The executive committee consists of at least three and no more than twelve members, who may or may not be our shareholders, all of them appointed by our Board of Directors for a period of three years and may remain in office until reappointed or replaced. Any of our executive officers may be removed at any time by a decision of the Board of Directors.

The following are the current members of the executive committee, their respective positions and the date of their appointment.

Name	Position	Date of Appointment
Antonio Carlos Valente da Silva	Chief Executive Officer	December 18, 2006
Gilmar Roberto Pereira Camurra	Vice President of Finance and Chief Financial Officer	March 23, 2004
Stael Prata Silva Filho	General Director of Fixed Telephony	December 12, 2005
Bento José de Orduña Viegas Louro	Vice President of Wholesale Segment	March 9, 2006
Carlos Alberto Morales Paulin	Vice President of the Residential Segment	September 25, 2006
Fábio Bruggione	Vice-President of Business Segment	February 23, 2007
Fábio Silvestre Micheli	Vice-President of Administrative and Commercial Services	March 23, 2004
Françoise Trapenard	Vice President of Human Resources	February 20, 2006
José Luis Fins Filho	Vice President of Network Services	December 18, 2006

Name	Position	Date of Appointment
Maurício Antonio Giusti Oliveira	Vice President of Strategy and Regulation	November 21, 2006
Pedro Lucas Antón Lázaro	Vice President of Control and Resources	October 28, 2004
Roberto José Maris de Medeiros	Vice-President of Enterprise Segment	November 21, 2006
*The officers were re-elected at the Board of Directors’ Meeting of February 23, 2007 and their mandates were initiated at the ordinary general meeting on March 29, 2007.

Set forth below are brief biographies of our executive officers:

Gilmar Roberto Pereira Camurra is 51 years old and serves as Vice President of Finance and Chief Financial Officer (CFO). He has twenty-eight years of working experience in the financial system. He served for a year as member of the executive board of Grupo Paranapanema (tin exporter). Among his experiences in the banking system, he was vice-president of Citibank N.A., performing various activities for 18 years with a focus on the international and treasury areas; founding partner of Banco ABC Roma, performing activities relating to treasury, international and controlling areas; and executive officer of BCN-Barclays, performing activities relating to treasury, asset management and corporate finance in the last three years before the transfer to the Telefônica Group and served as foreign exchange director and deputy treasurer for HSBC Bank. He has been Chief Financial Officer of Telefônica Group in Brazil since November 1999. He also serves as member of the decision-making body of Fundação Sistel, President of decision-making body da Visão Prev Sociedad de Previdência Complementar, and Vice President of the Board of Directors of Telefônica Factoring. He holds a business administration and accounting science degree with a specialization course in finance from University of California, Berkeley.

Stael Prata Silva Filho is 55 years old and serves as General Director of Fixed Telephony. He is currently also a director, since December 20, 2004, of Visão Prev Sociedade de Previdência Complementar, a pension fund. Since 1972, he has held several titles in our company, including Executive Vice President of Strategic Planning and Regulation and previously Vice President of Large Public Business, Vice President Business Services and Vice President of Special Clients and Small Business, as well as positions as Director in Planning, Data Processing and Business Affairs. In 1997, Mr. Prata was appointed as a consultant for Sistel, and, from January 2000 to December 2000, Mr. Prata was the chief executive officer and commercial manager of Ceterp - Centrais Telefônicas de Ribeirão Preto S.A. and Ceterp Celular S.A., businesses now controlled by Telesp. He has also held the titles of President and Director of Business Affairs at Assist Telefónica S.A. (another Telesp subsidiary, currently named A. Telecom S.A.) and in Telefônica da Borda do Campo (CTBC), also a Telesp subsidiary, where he participated in the coordination of the Management Committee and in the planning of Information Technology and as Business Director. Mr. Prata holds a degree in business administration from Faculdade Luzwell-Brazil and an MBA from the Instituto IESE de Barcelona-Espanha.

Bento José de Orduña Viegas Louro is 50 years old and serves as Vice President of Wholesale Segment. He served as Vice President of our long-distance interconnection business and regulation since May 2002. From 1979 to 1984, Mr. Louro managed telecommunications and electronic areas for The Chase Manhattan Bank. From 1985 to 1998, he served as general manager for AT&T, where he managed internal operations in Venezuela, Florida, Rio de Janeiro and New Jersey. From 1998 to 2001, Mr. Louro served as area director for Northern Brazil for Nextel International, where he was responsible for direct and indirect sales channels, corporate accounts, supply operations, post-sale support, marketing, training, international engineering, finance, and human resources. From May 2001 to May 2002, Mr. Louro served as our general director for long-distance business. He holds a degree in economic sciences from the Universidade de Economia e Ciências Políticas do Rio de Janeiro, Brazil, and a master’s degree in international administration and finance from the American Graduate School of International Management at Thunderbird School, United States.

Carlos Alberto Morales Paulin is 36 years old and acts as Vice-President of the Residential Segment. Within the Telefônica group, Mr. Morales previously acted as Marketing-Business Residential Director and Strategic Planning and Business Development Director at Telefônica de Espana. From July 1997 to March 2003 Mr. Morales was employed by McKinsey & Company Inc. in Madrid and in Mexico City. In addition, he was previously employed by Procter & Gamble Co., Fimex Construction Co. and Bufete Industrial Group. Mr. Morales holds a degree in Civil Engineering at La Salle University in Mexico City and has an MBA in Consulting, Finance and Strategy from Carnegie Mellon University, Pittsburgh, Pennsylvania.

Fábio Bruggione is 32 years old and acts as Vice-President of the Business Segment. He joined the Telefonica Group in 1999, holding the positions of Market Intelligence Superintendent, Commercial Director for Premium Residential Customers, Internet Business Director and General Director of Corporate Marketing. Before coming to Telefônica he worked in the business segment at Credicard S.A. (Citigroup). He obtained his bachelors degree in Business Administration with a specialization in Marketing and programs in management at Harvard Business School, INSEAD and IESE Business School.

Fábio Silvestre Micheli is 44 years old and serves as Vice-President of Administrative and Commercial Services. He previously served as the operation officer and resources officer of our subsidiary A. Telecom S.A. Mr. Micheli has been working with us for twenty-five years (seventeen in managerial functions) and previously served in the following positions: director of technical assistance, operational vice president, residential commercial vice president and vice president of network services. He holds a business administration master’s degree from IESE (Barcelona).

Françoise Trapenard is 43 years old and serves as Vice President of Human Resources. She has been in the Telefônica Group since 1999 and has served as human resources development supervisor (from May 1999 to October 2000), human resources director of T-Empresas (from October 2000 to December 2001), corporate human resources director of Telefónica S.A. in Madrid (January 2002 to February 2004) and human resources director of the Company (from February 2004 to February 2006). She has worked as a trainee at Citibank, N.A. from 1987 to 1988, Job and Salary Analyst at Editions Gallimard, in Paris, from 1989 to 1990, as Export Manager at International Paper do Brasil from October 1992 to December 1996, as Human Resources Director at Asea Brown Boveri, from February 1997 to November 1998, and as Human Resources Manager at Companhia Paulista de Força e Luz, from November 1998 to May 1999. She holds a Master’s degree in Philosophy from Université de Paris I - Panthéon Sorbone and a Business Administration degree from Faculdade de Economia e Administração - USP and a post-graduate degree in Business Administration from ESSEC (Ecole Superieure de Sciences Economiques et Commerciales) in Paris.

José Luis Fins Filho is 53 years old and acts as Vice-President of Network Services. Between 1976 to 1977 he was employed by Empresas S.A. Philips of Brazil (Industrial and Illumination Group) and Inbelsa (Telecommunications Philips). Since March 1978 Mr. Fins has been employed by the Telefónica Group and has worked as an engineer in the Division of Commutation and Telephonic Traffic (1978-1979), an engineer in the Division of Services of the São Paulo Region (1980-1981), manager of Commutation, Transmission and Infrastructure W5 (1982-1987), manager of the Service Office of the Campo Belo District (1988-1993), manager of the District W6 Osasco and Greater São Paulo (1994-1997), superintendent of Technical Assistance (DCW) of the West São Paulo Region (1998-2000) and Director of Operations and Maintenance (2000-2005). Since 2006 Mr. Fins has also acted as Director of Network Management of Tisa. He studied Electronic Engineering at the Escola de Engenharia Mauá and Business Administration at Universidade São Judas Tadeu, where he obtained a postgraduate and a masters degree in Administration and Control Management.

Maurício Antonio Giusti Oliveira is 36 years old and acts as Vice-President of Strategy and Regulation. From August 1998 to July 2000 Mr. Giusti was a manager at McKinsey & Company, from July 2000 to April 2001 he was Operations Director at Telefonica B2B Corporative, from May 2001 to July 2003 he was Corporate Strategy Director of Telefonica de São Paulo S.A. and from July 2003 to December 2006 he was the Director of Strategic Planning of Telecomunicações de São Paulo S.A. He is an engineer.

Pedro Lucas Antón Lázaro is 46 years old and serves as Vice President of Control and Resources. He acted as our Vice-President of Administrative Control and Finance and Director of Investor Relations (CFO) until January 2007. Previously he was named General Corporate Subdirector of Economic Processes-Finance in Telefónica S.A. He led the creation of the Share Services Centers (Centro de Serviços Compartilhados) of Telefónica Group and serves as General Manager and Sole Administrator of Telefónica Gestión de Servicios Compartidos (tgestiona) of Spain SAU through July 2004. In November 1998, he was named Vice President of Finance, Control and Resources for Telesp and TeleSudeste Participações, and CFO of Telefónica in Brazil, overseeing all financial and corporate operations, such as the merger of Grupo Telesp. In 1997, he served as General Subdirector of Accounting and Consolidation at Telefónica, reporting to the CFO of Grupo Telefónica. Once having segregated the business of fixed telephone service in Spain, he began to report to the CEO of Telefónica de España S.A. as General Subdirector of Economy and Finance and member of the Management Committee. In 1987, he moved to JP Morgan and, after serving in various capacities, was named, in 1995, Chief Operating Officer of JP Morgan in Madrid with direct responsibilities for Systems and Operations, with indirect oversight of all support areas in that branch and as a member of the Management Committee. From 1981 to 1987, he worked for Telefónica in the areas of network and systems. He holds a degree in naval engineering from Universidade Politécnica de Madrid and a Master’s degree in Economics and Management from IESE Business School.

Roberto José Maris de Medeiros is 46 years old and serves as Vice-President of Corporate Services. Mr. Maris previously acted as systems engineer for Embratel, Latin America marketing manager for Promon Eletrônica, Mobile Infrastructure director and regional director for Latin America of Motorola. Mr. Maris served as COO of Brazil Telecom and acted as interim CEO of CRT Cia Riograndense de Telecomunicações during its acquisition. From January 2002 to December 2006 Mr. Maris served as President of Telefonica Empresas. He is an engineer.

For a biography of Antonio Carlos Valente da Silva, see “—Board of Directors.”

B. Compensation

For the year ended December 31, 2006, the aggregate amount of compensation paid to all our Directors and Executive Officers was approximately R$22.3 million, of which R$15.4 million corresponded to salaries and R$6.9 million corresponded to bonuses.

For the year ended December 31, 2006, our Directors and Officers did not receive any pension, retirement or similar benefits.

C. Board Practices

Board of Directors

Our Board of Directors typically meets once every three months and the Chairman may call special meetings. Our Board takes action by majority vote, provided the majority of its members in office are present, with the Chairman having, in addition to his or her regular vote, the deciding vote in the event of a tie. The specific responsibilities of the Chairman include representing the Board in the General Shareholders’ Meetings, chairing the General Shareholders’ Meetings, selecting the Secretary from among those present, and calling and chairing meetings of the Board.

Our Board of Directors is responsible, among other things, for:

•	establishing our general business policies;

•	electing and removing the members of our executive committee, and establishing their responsibilities with due regard for legal and statutory provisions;

•	supervising our management and examining our corporate records;

•	calling shareholders’ meetings;

•	approving the financial statements, management reports, proposals for allocation of the company’s results and the submission of such documents to the shareholders’ meeting;

•	appointing external auditors;

•	determining the payment of interest on equity and interim dividends;

•	authorizing the purchase of our shares to be cancelled or kept in treasury;

•	appointing and removing the person responsible for internal auditing;

•	approving the budget and annual business plan;

•	deliberating on the issuance of new shares and increasing the corporate capital within the limits authorized by the bylaws;

•	approving the issuance of commercial paper and depositary receipts;

•	authorizing the sale or pledge of fixed- and concession-related assets;

•	approving agreements, investments and obligations in an amount greater than R$250 million that have not been approved in the budget;

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

One member of the Fiscal Board and his or her alternate must be elected by holders of preferred shares in a separate voting process. The following are the current members of the Fiscal Board:

Members	Alternates	Date Appointed
Flavio Stamm	Gilberto Lerio	March 29, 2007
Patrícia Maria de Arruda Franco	Luis André Carpintero Blanco	March 29, 2007
Cristiane Barretto Sales	Carlos Raimar Schoeninger	March 29, 2007

Committees

Brazilian Corporate Law does not require a corporation to maintain committees responsible for ethics, corporate governance or compensation. Nevertheless, our Board of Directors has created the following committees:

•	Control and Audit Committee;

•	Nominations, Compensation and Corporate Governance Committee; and

•	Service Quality and Marketing Committee.

Control and Audit Committee

Our Control and Audit Committee was created by our Board of Directors in December 2002 and is comprised of a minimum of three and a maximum of five directors, who are not members of our executive committee, and who are appointed by the Board of Directors to serve as members of the Control and Audit Committee for the duration of their respective terms as members of the Board of Directors. The Committee has its own charter, which was approved by the Board of Directors. The Committee provides support to the Board of Directors.

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

Nominations, Compensation and Corporate Governance Committee

Our Nominations, Compensation and Corporate Governance Committee was established in December 1998 and consists of three to five directors appointed by the Board of Directors to serve for the duration of their respective terms as members of the Board of Directors. The members of our Nominations, Compensation and Corporate Governance Committee are non-management directors. The Nominations, Compensation and Corporate Governance Committee, among other responsibilities that may be required by the Board of Directors, is charged with informing and providing recommendations to the Board of Directors regarding the following:

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

Service Quality and Marketing Committee

The Service Quality and Marketing Committee was created on December 16, 2004 and provides assistance to our Board of Directors. The Committee consists of at least 3 and at most 5, members of our Board selected periodically. The Committee meets from time to time, depending on the availability of its members and when called by its chair. The Committee is responsible for review and analysis of quality indices measuring our principal services and to ensure that the requisite degree of commercial assistance is furnished to our clients.

Members	Date Appointed
Eduardo Navarro de Carvalho	June 20, 2005
Javier Nadal Ariño	February 21, 2005
Luciano Carvalho Ventura	February 21, 2005

D. Employees

As of December 31, 2006, we had 8,215 employees. All of our employees are full-time, and are divided into the following categories: 47% in our network plant operation, maintenance, expansion and modernization; 41% in sales and marketing; and 12% in administration, finance and investor relations, human resources, inventory, technology, legal and strategic planning and management control.

We, in conjunction with other sponsors (the companies resulting from the breakup of Telebrás), sponsored private pension benefits and health care plans for retirees in order to supplement the salaries of retired employees. The plans PBS Telesp and Visão Telesp, previously managed by Fundação Sistel de Seguridade Social, or the Sistel, were transferred to another closed social security entity called Visão PREV Sociedade de Previdência Complementar on February 18, 2005. The Visão PREV Sociedade de Previdência Complementar manages the following pension plans: Visão Telesp, Visão Telefonica Empresas, Visão Assist, Visão TGestiona and PBS Telesp. The plans, Planos de Assistência Médica aos Aposentados - PAMA, or the PAMA, and PBS-A - Plano de Benefícios Sistel Assistidos, or the PBS-A, are still managed by Fundação Sistel de Seguridade Social. Until December 1999, all sponsors of the plans managed by Sistel were jointly and severally liable for all existing benefit plans. After December 1999, a single-employer sponsored pension plan for active employees was created, the PBS Telesp Plan, or PBS plan. See Note 31 to our consolidated financial statements for a more detailed description of the PBS plan. Retired employees (PBS-A) and post-retirement health care benefits, or PAMA, remained as multi-employer benefit plans. The restructuring of the benefit plans took place in January 2000.

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

On August 2000, we established the Visão plan, offered to participants in our PBS plan, as well as to employees who did not qualify for participation. Unlike the PBS plan, which is a defined benefits plan, the Visão plan is financed for contributions by participating employees, as well as by us as sponsor, which are credited to the individual accounts of the participants. We are responsible for all management and maintenance expenses of the Visão plan, including the risks of death and permanent injury of the participants. The employees participating in the plan were granted the option to migrate to the Visão plan, which was also offered to those who did not participate in the PBS plan and to all newly hired employees. Our contributions to the Visão plan are equal to those of the individual participants, ranging from 2% to 9% of the participant’s salary, depending on the percentage chosen by the participant. The aggregate costs under the Visão plan equal approximately 7.0% of the total amount of salaries paid to participating employees. Currently 88.3% of our employees are covered under the Visão plan.

In 2006, we had 617 retirees covered by PAMA, from which only 141 were transferred to PAMA-PCE. As a result 18.6% of our current retirees changed to PAMA-PCE. At the end of 2005, PAMA remained as a multi-financed plan.

Approximately 25% of our employees are members of the main telecommunications industry labor union, Sindicato dos Trabalhadores em Empresas de Telecomunicações e Operadores de Mesas Telefônicas no Estado de São Paulo, the Labor Union of Employees of Telecommunications Companies and Telecommunications Desk Operators in the State of São Paulo, or SINTETEL, which is associated with the Federação Nacional dos Trabalhadores em Telecomunicações, the National Federation of Telecommunications Workers or FENATTEL. The collective labor agreement was renewed on September 1, 2006 and will expire on August 31, 2007. Our management considers relations with our work force to be satisfactory. We have never experienced a work stoppage that had a material effect on our operations.

E. Share Ownership

None of our directors or executive officers beneficially owns, on an individual basis, 1% or more of our common or preferred shares (including ADSs representing preferred shares) or of our total equity share capital.

At the common shareholders’ general meeting of Telefónica S.A. (our indirect controlling shareholder), held on June 21, 2006 the application of a long-term incentive plan (PSP) for executives of Telefónica S.A. and of other entities within the Telefónica Group, which includes Telesp, was approved. The plan grants a determined number of shares of Telefónica S.A. to selected participants who fulfill the necessary requirements.

The PSP is divided into five cycles, each of three-year’s duration. The eligible executives, who must remain with the Telefónica Group for a minimum period of three years commencing on the date of their eligibility, will have the right to receive stipulated shares in fulfillment of indicated pre-defined results. Shares will be received at the end of each cycle. Each cycle is independent, the first cycle starting on July 1, 2006 (with distribution of shares of Telefónica S.A. starting on July 1, 2009) and each subsequent cycle commencing on July 1 of each subsequent year, up to and including, the fifth cycle, which commences on July 1, 2010 (with delivery of shares of Telefónica S.A. starting on July 1, 2013).

The first distribution under the PSP will take place in July 2009, with 89 executives from Telesp potentially having the right to 341,060 shares of Telefónica S.A., which, on December 31, 2006, we have made a provision of R$1.0 million.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

In accordance with our bylaws, we have two classes of capital stock authorized and outstanding: common shares (ações ordinárias) and preferred shares (ações preferenciais). Our common shares have full voting rights. Our preferred shares have voting rights only under limited circumstances. At December 31, 2006, Telefónica Internacional owned 34.87% of our common shares, SP Telecomunicações, (formerly Tele Brasil Sul Participações S.A.) wholly-owned subsidiary of Telefónica International, owned 49.19% of our common shares and the Telefônica Data do Brasil Ltda, a wholly-owned subsidiary of SP Telecomunicações, holds 1.52% of our common shares. Since Telefónica International owns 100% of the equity share capital of SP Telecomunicações which, in itself, holds: 100% of the shares of Telefônica Data do Brasil, it has effective control over 85.57% of our outstanding common shares. Accordingly, Telefónica Internacional has the ability to control the election of our Board of Directors and to determine the direction of our strategic and corporate policies. Neither Telefónica Internacional, nor SP Telecomunicações, nor Telefônica Data do Brasil has any special voting rights beyond those ordinarily accompanying the ownership of our common or preferred shares.

The following tables set forth information relating to the ownership of common and preferred shares by SP Telecomunicações, Telefónica Internacional, Telefônica Data do Brasil and our officers and directors. We are not aware of any other shareholder that beneficially owns more than 5% of our common shares.

Shareholder’s Name	Number of common shares owned	Percentage of outstanding common shares
SP Telecomunicações	83,038,516	49.19%
Telefónica Internacional	58,859,918	34.87%
Telefônica Data do Brasil	2,564,563	1.52%
All directors and executive officers as a group	208	—

Shareholder’s Name	Number of preferred shares owned	Percentage of outstanding preferred shares
SP Telecomunicações	23,983,413	7.11%
Telefónica Internacional	271,706,997	80.53%
Telefônica Data do Brasil	5,059,440	1.50%
All directors and executive officers as a group	40	—

Telefónica Internacional is a wholly-owned subsidiary of Telefónica S.A., or Telefónica. Telefónica’s shares are traded on various stock exchanges, including exchanges in Madrid, Barcelona, Bilbao, Valencia, London, Paris, Frankfurt, New York, Lima, Buenos Aires and São Paulo. Telefónica’s business operations are concentrated in a number of sectors, including fixed and mobile telecommunications services, data communications, integrated business solutions, e-commerce, Internet, telephone book publishing and marketing, marketing information and services, media content creation, production, distribution and marketing and call center services.

B. Related Party Transactions

Note 33 to our consolidated financial statements presents, in tabular format, more detailed financial information with respect to transactions and balances with related parties. We provide below a summary description of transactions with related parties.

We entered into a consulting service agreement, known as the Consulting Agreement, with Telefónica Internacional, on May 17, 1999, pursuant to which Telefónica Internacional provides advice regarding our management, operations and business. Under the Consulting Agreement, we paid Telefónica Internacional in 2000, for its consulting services, an amount equal to one percent of our 2000 net operating income. In each of 2001 and 2002 under the same agreement, we paid one-half of one percent of our net operating income to Telefónica Internacional, and since 2003 we have been paying Telefónica Internacional two-tenths of one percent of our net operating income per year. The expiration of this contract was originally August 3, 2003, but it was automatically extended for another

5-year term. Since January 2006, the percentage of net revenues applicable to this contract was 0.1%, pursuant to our concession contracts with ANATEL entered into in December 2005.

In February 1999, we entered into a service agreement with Atento Brasil S.A., or Atento, an indirect majority owned subsidiary of Telefónica S.A. (Telefónica controls 91.35% of Atento Brasil’s equity), for the provision of certain customer services, principally services related to our call center. Transactions under this service agreement with Atento Brasil involved approximately R$298 million in 2006 (R$238 million in 2005).

In April 2001, we entered into a service agreement for the provision of administrative, accounting and other services with Telefônica Serviços Empresariais do Brasil Ltda., or TGestiona, an indirect wholly-owned subsidiary of Telefónica. Transactions with TGestiona under this service agreement involved approximately R$71 million in 2006 (R$67 million in 2005).

We also entered into certain agreements for the provision of telecommunications services to several of our affiliates, each under the indirect control of Telefónica, including T-Empresas, Terra Networks Brasil S.A., TIWS Brasil Ltda., Vivo and others listed in Note 33 to our consolidated financial statements. Transactions pursuant to these various service agreements, in the aggregate, involved approximately R$1.8 billion in 2006 (R$2.1 billion in 2005).

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

See Note 30 of our consolidated financial statements.

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

Our policy with respect to provisioning for contingencies classifies the various legal proceedings to which we are party as “probable,” “possible” and “remote.” In general, 100% of the total claim value for legal proceedings classified as “probable” are provisioned. Senior management classifies each legal proceeding into one of these three categories (probable, possible and remote) based upon the advice of internal and external counsel and specialized technical advisors in charge of each matter. Due to the level of provisioning and based on its analysis of the individual cases, our management believes that no additional liabilities related to any legal proceedings will have a material effect on our financial condition or results of operations.

Litigation with INSS

We are defendants in several lawsuits filed by the INSS, in the federal courts of São Paulo, including:

•
Several legal proceedings for the collection of Seguro de Acidente de Trabalho (Workers Accident Insurance Compensation, or SAT) from January 1986 to June 1997 and charges regarding the alleged failure to collect contributions by certain contracted parties in the approximate amount of R$310.8 million. Based on a partially unfavorable court decision, our senior management decided to provision R$102.4 million, the loss of which is considered probable, with R$533 thousand having been deposited with the court.

•
Negotiations relating to certain amounts paid under our collective labor agreements, as a result of inflationary adjustments arising out of Planos Bresser and Verão, in the aggregate amount of R$137.1 million. Based on jurisprudence and a court decision for a similar proceeding involving one of our affiliates, our senior management assessed the risk to be probable in the amount of R$94.4 million, for which amount we have made a provision.

•
Notices relating to social security contributions and amounts due to third parties (under INCRA and SEBRAE) over wages paid during the period between January 1999 and December 2000, in the approximate amount of R$58 million. The likelihood of loss is possible but not probable and so no provision has been made.

•
Administrative proceeding relating to joint and several liabilities for payment of 1993 welfare contributions. The amount at issue is approximately R$187.1 million. This proceeding is currently at the appellate court level. The likelihood of loss is possible but not probable and so no provision has been made.

•
Administrative proceedings with respect to fines of approximately R$162 million for the alleged improper distribution of dividends while the company supposedly was indebted to the INSS. The likelihood of loss is possible but not probable and so no provision has been made.

•
Several tax deficiency assessments were issued to us, dated as of December 20, 2005, and relating to the period between May 1995 and December 1998, that demanded payment of social security contribution amounts. The amounts were demanded in connection with our alleged outsourcing of services, which would under the INSS require an additional tax payment by the third party (and joint liability for us). The activities in question relate to a combination of equipment purchases and related construction by general service providers and civil construction companies, only the latter of which is subject to the INSS. Our counsel has deemed R$236.5 million, which is based on the tax authority’s use of incorrect criteria for determining the amount of the tax, to be a remote risk. Likewise, our counsel has deemed R$178.4 million to also be at remote risk, pending the tax authority’s assessment of technical reports from engineering institutes on the proper items that should make up the tax base. Our tax advisors have opined that the amount of R$791 million is a possible risk, given jurisprudence in favor of maintaining this action solely against us instead of against us as jointly liable. This proceeding is currently at the first administrative court level.

While we await the outcome of the foregoing lawsuits, depending on the case and the respective procedural situation, we have pledged, for judicial attachment purposes, real property owned by us, and offered bank guarantees and cash deposits, in accordance with Brazilian legal procedures. If we prevail in the foregoing lawsuits, such attachments will be cancelled, guarantees released and deposits returned.

Litigation Relating to FINSOCIAL, COFINS, PASEP and PIS

•
Under a provision of Law 9,718/98, contributions to COFINS, PIS and Programa de Formação do Patrimônio do Servidor Público, or PASEP, must be calculated on the basis of all revenues earned by a company (including revenues from investments, securitizations and monetary and exchange rate variations). This increased the revenue basis for calculating social contributions. However, based on the Brazilian Federal Constitution, we filed an action claiming that the provision under Law No. 9,718/98 was unconstitutional with respect to our PIS contributions through November 2002 and the same through February 2004 for COFINS. We obtained an injunction, whereby we were authorized to not pay the contributions in question based on any revenues other than those deriving from the sales of goods and services. We received a favorable ruling (final and unappealable decision) in this action on October 20, 2006 and reversed the provisions we had maintained totaling approximately R$274.3.

•
Ceterp, which was merged into us on November 30, 2000, is contesting the applicability of certain taxes on telecommunications services based on constitutional grounds whereby no other tax (except for the ICMS and import and export taxes) can be applied to telecommunications services, including the IRPJ (Imposto de Renda da Pessoa Juídica, or the corporate income tax), the CSL, the PASEP and COFINS. The amounts that were charged but not paid by Ceterp were provisioned in the amount of approximately R$52.7 million, which is deemed a probable loss.

•
Inclusion of PIS and COFINS in Service Rates. The federal district attorney’s office believes that the amounts collected by us as COFINS and PIS are being improperly included in the fixed telecommunications service rates, and therefore filed a public civil action in order to exclude those amounts from those charged to our customers and to demand that the amounts improperly charged be returned in double. There are other public civil actions based on the same claim, which when added to the one described above and other collective and individual lawsuits, amount to seven lawsuits. We have not made any provisions for these lawsuits as our risk of loss is deemed remote.

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

There can be no assurance that we will prevail in our claim that the treasury secretary’s new interpretation of the ICMS tax is unconstitutional. The retroactive application of the ICMS tax to activation fees would give rise to a maximum liability estimated to be R$292.6 million. However, since our management and consultants have estimated that the probability of loss in connection with this case is remote, we have made no provision for these taxes.

•
International Long-Distance Services. The São Paulo state treasury secretary filed three administrative violation suits in order to collect amounts allegedly due as ICMS tax in connection with international long-distance services. The aggregate amount of the lawsuits is R$424.9 million. In connection with two of these suits, where we appear as main taxpayers and Embratel appears as a jointly and severally liable co-payer, our risk of loss is deemed possible. The administrative process has ceased and the judicial proceedings have begun. In connection with the other suit, where Embratel appears as the main taxpayer and we appear as a jointly and severally liable co-payer, our risk of loss is deemed to be remote. No amounts were provisioned with respect to any of these lawsuits.

•
ICMS Tax Credits. Two notices of tax assessments were filed by the tax agency of the State of São Paulo related to ICMS tax credits related to the periods from January 1999 to June 2000 and from July 2000 to December 2003 and a wrongful entry of ICMS tax during March 1999. The assessments relate to the reversal of tax credits in respect of taxable equipment purchases for exempted operations and the creation of criteria for determining tax liability in such a situation. The total amount involved is R$111.4 million. Our legal advisors believe that the likelihood of loss is possible but not probable and so no provision has been made. These proceedings are currently in the first and second administrative courts, respectively.

•
ICMS with Respect to Property Rental (Modem) and Complementary Services. Administrative processes whereby taxpayers are calling into question the constitutionality of the applicability of the ICMS to various services that despite being related to telecommunications, were not considered subject to the ICMS. The relevant services were aggregated value call services or complementary services, as well as, call-waiting, call transferring and modem rentals. The total amount involved in the processes is approximately R$363.1 million. Our legal counsel believes that the risk in respect of this claim is possible and so we have not made provisions. This proceding is in the second administrative court.

Litigation Relating to Fust

•
FUST Calculation Basis. On December 15, 2005, ANATEL issued a new ruling which stated its understanding that interconnection expenses should not be excluded from the FUST calculation basis, which ruling constituted a change in ANATEL’s previous policy that had provided for such an exclusion. This new ruling has retroactive application to January 2001. Therefore, on January 9, 2006, we, through the Brazilian Association of Fixed Telecommunication Companies (ABRAFIX), entered a petition of writ of mandamus so as to assure the possibility of exclusion of the interconnection expenses from the FUST calculation basis. The total amount involved is R$120.5 million. Our legal advisors believe that the likelihood of loss is possible but not probable and so no provision was made. This proceeding is currently in the first judicial court.

Labor Litigation

We are also a defendant in several legal proceedings filed by former employees and third parties’ employees (the latter alleging joint and several liability), who claim, among other things, deficient overtime payment, and unequal compensation, retirement wage supplements, and health and security hazard compensation.

The following lawsuits are pending:

•
A claim by a labor union representing 9,000 of our employees (SINTETEL) relating to an obligation under a collective labor agreement between us and SINTETEL providing for the delivery of certain studies on the productivity of Telebrás. Despite the fact that this was an “obligation to perform” (as opposed to an “obligation to deliver”), SINTETEL demanded the payment of unpaid salary balances in the amount of 4%, since January 1995, which was allegedly due as productivity compensation. The lawsuit was declared groundless at the first two judicial levels, and an interim appeal filed by SINTETEL is pending judgment. We made no provisions for this lawsuit as an unfavorable outcome is considered remote. We are unable to estimate the amount of the claims involved at this point.

•
A claim by a labor union representing the employees of CTBC (SINTETEL) relating to an obligation under a collective labor agreement between CTBC (which was merged into our company in November 1999) and SINTETEL providing for the delivery of certain studies on the productivity of Telebrás. Despite the fact that this was an “obligation to perform” (as opposed to an “obligation to deliver”), SINTETEL demanded the payment of unpaid salary balances in the amount of 4%, since January 1995, which was allegedly due as productivity compensation. The lawsuit was declared groundless at the first judicial level; however, the higher regional labor court reversed the decision. We have appealed the Superior courts reversal of the Regional labor courts decision however, we still  have recorse to SINTETEL. The amount in controversy is approximately R$116.9 million. We have made no provisions for this lawsuit because an unfavorable outcome is considered remote.

As of December 31, 2006, the total cost of the labor lawsuits filed against us amounted to R$2.8 billion, of which R$415 million was reserved to cover probable losses.

Civil Claims

There are several civil claims against us totalling R$2.5 billion, for which R$125.7 million has been deemed probable and provisioned, including:

•
Pension Benefit and Health Care Claims. Sistel Participants Association in São Paulo State (ASTEL) filed a claim against the Company, Sistel Foundation and others, regarding PAMA, and in particular: (i) the charging of contributions from PAMA members; (ii) the reinstatement of PAMA members whose subscriptions were suspended due to default; (iii) the revaluation of PAMA’s economics needs; (iv) the restructuring of the contribution base for total and gross payroll for the company’s employees; (v) the inclusion of all hospitals, doctors, clinics and laboratories that used to be associated with Sistel; and (vi) PAMA equity accounting distribution review. The Company’s management, based on its legal counsel opinion, consider this proceeding as a possible risk. We estimate the exposure of the company at R$188.0 million. According to the risk, no provision has been recorded.

•
“0900 Service” Claims. On June 9, 2000, WCR do Brasil Serviços Ltda. proposed enforcement proceedings against the Company, claiming the collection of the alleged difference in amounts calculated by Telesp regarding the use of the “0900 Service” and the amounts transferred to that company. The value of the proceedings is R$59.9 million. On October 1, 2004, the thirteenth Civil Court of the central jurisdiction of São Paulo published its decision, by which the proceeding was deemed valid. On December 14, 2004, an appeal against the decision was filed before the twenty-sixth Panel of Judges of São Paulo. On May 26, 2006, the appeal against the decision was overturned in part. Since the risk level was considered as probable, provision was made for the claims.

•
Community Telephone Plan - PCT. The Company is also involved in public class action lawsuits related to the Community Telephone Plan (PCT), claiming the possible right for indemnity for purchasers of the expansion plans who did not receive shares for their financial investment, in the municipalities of Diadema, São Caetano do Sul, São Bernardo do Campo and Ribeirão Pires, involving a total amount of approximately R$291.2 million. Risk of loss is considered possible by legal counsel. The claim is in the second administrative court.

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

Regulatory and Antitrust Litigation

We are a defendant in each of the following administrative proceedings, which have been filed by long-distance service providers alleging anticompetitive practices:

•
EILD Cases. We have been accused in two different proceedings of anti-competitive conduct through price discrimination based on claims that we charge our competitors higher fees for dedicated lines (“EILD”) than the fees we charge one of the companies of the Telefónica Group. Both ANATEL and CADE analyzed the allegations in these cases. We have signed two consent decrees (Termos de Cessação de Conduta) with ANATEL pursuant to which we commit to refrain from practicing the actions challenged in the proceedings. The consent decrees were approved by CADE, as required by law. We made no provisions for this claim because we believe that the agreements will also be fully confirmed by CADE. In July 2006, ANATEL’s

Resolution no. 402, which altered rules regarding EILD became effective. The Resolution also changed the conditions of the consent decrees. Telesp is challenging such resolution before ANATEL, on the basis that the consent decrees could be altered by CADE only. The final term of the consent decrees is March 7, 2007, but full expiration of its effects should take place only when declared by CADE.

In addition to the two antitrust-related claims mentioned above, we are a defendant in the following proceedings:

•
Civil action filed by the federal district attorney’s office of the city of Marília, State of São Paulo, against ANATEL and us questioning the validity of certain clauses of our concession agreements relating to the fee adjustment mechanism, and requesting reimbursement of the balance between the amounts charged by us in 2001 and the amounts we would have charged if we had used the variation of a different price index in the adjustment of our fees. The lower court ruled in favor of the plaintiffs and determined that our fees be adjusted based on variations of the General Price Index (IGP-DI measured by Fundação Getúlio Vargas). We are appealing the lower court decision. We are unable to estimate how long the appeals process will take or our prospects for success. We have made no provisions for this claim because plaintiffs have not specified a sum certain for damages and the nature of the penalty that would be imposed similarly remains undetermined.

•
Civil action filed by the federal district attorney’s office of the city of Brasília, Federal District, against us and other STFC service providers seeking to replace the measure for variation of our fees. Specifically, the district attorney seeks to substitute the variation of the Consumer Price Index (IPCA, published by the Instituto Brasileiro de Geografia e Estatística) for variation of the General Price Index (IGP-DI published by Fundação Getúlio Vargas). A lower federal court issued an injunction mandating that we use the variation of the IPCA to determine increases in our fees from 2003 until a final decision is made by a higher court. We are appealing the lower court decision. We are unable to estimate how long the appeals process will take or our prospects for success. We have made no provisions for this claim because the lower court has not ruled on the merits of the claim.

Litigation Arising Out of Events Prior to the Telebrás Breakup

•
Telebrás, our legal predecessor, is a defendant in a number of legal proceedings and subject to certain claims and contingencies. Under the terms of the Telebrás breakup, the liability for any claims arising out of acts committed by Telebrás prior to the effective date of the breakup remains with Telebrás, except for labor and tax claims (for which Telebrás and the resulting companies incorporated as a result of the breakup are jointly and severally liable by operation of law), and any liability for which specific accounting provisions have been assigned to us or one of the other resulting companies incorporated as a result of the breakup of Telebrás. Our management believes that the chance of any of these claims having a material adverse financial effect on us is remote.

Litigation Related to the Breakup of Telebrás

•
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

According to our bylaws, we are required to distribute as dividends of each fiscal year ending on December 31, to the extent amounts are available, an aggregate amount equal to at least 25% of adjusted net income as a mandatory dividend. The annual dividend distributed to holders of our preferred shares is 10% higher than the dividend distributed to our common shareholders.

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

At each annual shareholders’ meeting, the Board of Directors is required to suggest the allocation of net profits obtained during the preceding fiscal year. Under Brazilian Corporate Law, we are required to maintain a legal reserve, to which 5% of our net profits must be allocated for each fiscal year, until the reserve amounts to 20% of our paid-in capital. Net losses, if any, shall be charged against the accumulated profits, profit reserves and legal reserve, following this order.

Brazilian Corporate Law also provides for an additional discretionary allocation of net profits to special accounts, which is also recommended by management and subject to approval by shareholders at the annual shareholders’ meeting, including the amount of net profits that may be allocated to the contingency reserve for anticipated losses that are deemed probable in future years. Any amount so allocated in a previous year must be either:

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

Payments of cash dividends and distributions, if any, will be made in Brazilian currency to the custodian on behalf of the depositary, which will then convert those proceeds into U.S. dollars and will provide for U.S. dollars to be delivered to the depositary for distribution to holders of ADRs. In the event that the custodian is unable to immediately convert the Brazilian currency received as dividends into U.S. dollars, the amount of U.S. dollars payable to holders of ADRs may be adversely affected by devaluations of the Brazilian currency that occur before dividends are converted and remitted. Dividends in respect of the preferred shares paid to resident and non-resident shareholders, including holders of ADRs, are not currently subject to Brazilian withholding tax.

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

We declare and pay dividends and/or interest on shareholders’ equity as required by Brazilian Corporate Law and our bylaws. The declaration of annual dividends, including dividends in excess of the mandatory distribution, requires approval by the vote of a majority of the holders of common shares, and depends on many factors. These factors include our results of operations, financial condition, cash requirements, future prospects and other factors deemed relevant by shareholders. Our shareholders have historically acted on these matters based on recommendations by the Board of Directors. Within the context of tax planning, we may determine in the future that it is to our benefit to distribute interest on shareholders’ equity.

The following table sets forth the dividends or interest on shareholders’ equity paid to holders of our common and preferred shares since 2004 in reais.

Year	Description (Dividends or Interest on Shareholders’ Equity)(1)	Common Shares	Preferred Shares
		(per share/in R$)
2007	Div	1.307780	1.438558
2006	Div/Int	5.581383	6.139521
2005	Div/Int	6.892824	7.582106
2004(2)	Div/Int	5.632389	6.195627
______________
(1) Interest on shareholders’ equity is net of withholding taxes.
(2) Before June 27, 2005, our shares traded in the proportion of 1,000 per 1.  Since that date, prior shares have been traded in the proportion of one to one

Dividends and Interest on Shareholders’ Equity

At the Board meetings held on May 23, 2006 and November 10, 2006, (i) distributions of intermediary dividends for our common and preferred shareholders were approved in the amount of R$1.136 billion, (ii) R$32.82 million was approved for new common and preferred shares that resulted from TDBH’s merger with Telesp, based on accrued profits from the previous fiscal year and profits from the quarter ended March 31, 2006 and (iii) R$1.180 billion for our common and preferred shares from accumulated earnings as of September 30, 2006. The dividends were paid on June 26, 2006, September 22, 2006 and December 11, 2006, respectively.

At the Board meetings held on May 23, 2006 and November 10, 2006, payments of interest on shareholder’s equity for our common and preferred shareholders were approved in the amounts of R$239.5 million and R$6.9 million for new common and preferred shares resulting from Telesp’s merger with TDBH’s and R$ 314.5 million for our common and preferred shares from retained earnings from 2006. These payments were paid on June 26, 2006, September 22, 2006 and December 11, 2006, respectively.

On December 18, 2006, the board approved, subject to the approval of the shareholders, a credit of interest on shareholder’s equity to our shareholders, regarding 2006 operations, in the amount of R$102 million to be paid from accrued profits.

On March 29, 2007, the general shareholders’ meeting approved the distribution of additional dividends in the amount of R$705.6 million, based on retained earnings as of the annual financial statements of December 31, 2006. The payment must be effected before December 31, 2007.

According to Article 28 of our bylaws, the interim dividends mentioned above may be charged to the mandatory minimum dividend for the year 2006.

According to Article 29 of our bylaws, the interest on shareholders’ equity mentioned above may be charged to the mandatory minimum dividends for 2006.

Reverse Stock Split

In a special shareholders’ general meeting held on May 11, 2005, our shareholders approved the reverse stock split of all of our shares, under the terms of Article 12 of the Brazilian Corporate Law, at the ratio of 1,000 existing shares per one share of the same type and class. As a result of the reverse stock split, our capital stock was represented by 493,592,278 total shares without par value, of which 165,320,206 were common shares and 328,272,072 were preferred shares. The main objectives of the reverse stock split were (i) to reduce the administrative and operating costs of our shareholder structure, (ii) to confer greater visibility on the quotation price of our shares as they started to be negotiated in unitary form and (iii) to meet the requests of BOVESPA. The fractional shares resulting from the reverse share split were sold to the public on BOVESPA on July 15, 2005. Upon settlement of the public bid, the net proceeds from the sale of fractional shares was credited to individual selling shareholders, as stated in the notice to shareholders published on July 21, 2005. When the shares started to be traded on BOVESPA in unitary form on June 27, 2005, each of our ADRs, which previously represented 1,000 preferred shares, became one preferred share.

Cancellation of Treasury Stock

On March 9, 2006, a special meeting of the shareholders approved the cancellation of 1,562,387 shares of treasury stock, consisting of 1,258,508 common shares and 303,879 preferred shares. These treasury shares had been acquired through an action at the São Paulo Stock Exchange - BOVESPA on July, 2005, as a result of a reverse stock split.

B. Significant Changes

None.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

The trading market for our common and preferred shares is BOVESPA.

Our preferred shares began trading on BOVESPA, on September 21, 1998 and are traded on BOVESPA under the symbol “TLPP4”. Our common shares trade under the symbol “TLPP3.” At December 31, 2006, we had approximately 506.2 million common and preferred shares held by approximately 1.9 million common and preferred shareholders. The following table sets forth the reported high and low closing sale prices for the preferred shares on BOVESPA, for the periods indicated.

	Prices of common shares of the company
	High	Low
	(in nominal reais)
January 1, 2001 through March 31, 2001	24.69	17.55
April 1, 2001 through June 30, 2001	26.10	21.85
July 1, 2001 through September 30, 2001	23.65	17.80
October 1, 2001 through December 31, 2001	25.80	18.21
January 1, 2002 through March 31, 2002	28.06	22.81
April 1, 2002 through June 30, 2002	27.50	23.70
July 1, 2002 through September 30, 2002	24.90	20.85
October 1, 2002 through December 31, 2002	26.00	20.07
January 1, 2003 through March 31, 2003	24.50	21.90

	Prices of common shares of the company
	High	Low
	(in reais)
April 1, 2003 through June 30, 2003	27.50	22.99
July 1, 2003 through September 30, 2003	32.40	21.80
October 1, 2003 through December 31, 2003	37.00	29.20
January 1, 2004 through March 31, 2004	45.50	35.40
April 1, 2004 through June 30, 2004	42.70	33.00
July 1, 2004 through September 30, 2004	42.65	38.40
October 1, 2004 through December 31, 2004	46.50	36.30
January 1, 2005 through March 31, 2005	48.90	39.17
April 1, 2005 through June 30, 2005 (1)	40.50	35.70
July 1, 2005 through September 30, 2005	37.48	32.10
October 1, 2005 through December 31, 2005	37.49	31.90
January 1, 2006 through January 31, 2006	43.80	36.17
April 1, 2006 through June 30, 2006	43.39	36.40
July 1, 2006 through September 30, 2006	42.69	37.10
October 1, 2006 through October 31, 2006	42.40	41.00
November 1, 2006 through November 30, 2006	43.99	40.50
December 1, 2006 through December 31, 2006	47.49	41.50
January 1, 2007 through January 31, 2007	48.25	45.50
February 1, 2007 through February 28, 2007	50.30	46.00
March 1, 2007 through March 31, 2007	47.22	43.00
__________
(1) Before June 27, 2005, our ADRs were traded in the proportion of 1000 per 1. Since that date, ADRs have been traded in the proportion of one to one.

	Prices of preferred shares of the company
	High	Low
	(in reais)
January 1, 2001 through March 31, 2001	32.14	26.00
April 1, 2001 through June 30, 2001	31.49	25.85
July 1, 2001 through September 30, 2001	26.40	19.30
October 1, 2001 through December 31, 2001	32.80	21.51
January 1, 2002 through March 31, 2002	36.49	28.05
April 1, 2002 through June 30, 2002	35.69	30.90
July 1, 2002 through September 30, 2002	34.57	30.20
October 1, 2002 through December 31, 2002	38.20	29.75
January 1, 2003 through March 31, 2003	35.69	29.51
April 1, 2003 through June 30, 2003	34.97	30.61
July 1, 2003 through September 30, 2003	39.80	28.55
October 1, 2003 through December 31, 2003	47.00	36.30
January 1, 2004 through March 31, 2004	55.00	46.00
April 1, 2004 through June 30, 2004	49.25	38.50
July 1, 2004 through September 30, 2004	55.00	46.00
October 1, 2004 through December 31, 2004	51.40	44.89
January 1, 2005 through March 31, 2005	58.38	43.81
April 1, 2005 through June 30, 2005 (2)	52.95	45.20
July 1, 2005 through September 30, 2005	49.00	41.91
October 1, 2005 through December 31, 2005	48.20	41.50
January 1, 2006 through March 31, 2006	54.00	46.16
April 1, 2006 through June 30, 2006	53.41	42.41
July 1, 2006 through September 30, 2006	51.90	43.50

	Prices of preferred shares of the company
	High	Low
	(in nominal reais)
October 1, 2006 through October 31, 2006	50.44	48.11
November 1, 2006 through November 30, 2006	52.99	48.50
December 1, 2006 through December 31, 2006	55.00	48.55
January 1, 2007 through January 31, 2007	55.31	52.12
February 1, 2007 through February 28, 2007	56.30	50.92
March 1, 2007 through March 31, 2007	52.61	49.40
_____________
(2) Before June 27, 2005, our ADRs were traded in the proportion of 1000 per 1. Since that date, ADRs have been traded in the proportion of one to one.

In the United States, the preferred shares trade in the form of ADSs, each representing 1 preferred share, issued by The Bank of New York, as depositary, pursuant to a Deposit Agreement, among us, the depositary and the registered holders and beneficial owners from time to time of ADSs. The ADSs commenced trading on the NYSE on November 16, 1998 under the symbol “ TSP.” At December 31, 2006, there were approximately 206 institutional owners of ADSs (registered holders). The following table sets forth the reported high and low closing sales prices for ADSs on the NYSE for the periods indicated.

	U.S. dollars per ADS
	High	Low
January 1, 2001 through March 31, 2001	15.55	11.87
April 1, 2001 through June 30, 2001	13.40	10.09
July 1, 2001 through September 30, 2001	11.26	7.58
October 1, 2001 through December 31, 2001	13.70	7.76
January 1, 2002 through March 31, 2002	15.30	11.50
April 1, 2002 through June 30, 2002	15.20	10.74
July 1, 2002 through September 30, 2002	11.80	7.80
October 1, 2002 through December 31, 2002	10.82	7.65
January 1, 2003 through March 31, 2003	10.49	8.16
April 1, 2003 through June 30, 2003	11.94	9.55
July 1, 2003 through September 30, 2003	13.68	9.35
October 1, 2003 through December 31, 2003	16.47	12.65
January 1, 2004 through March 31, 2004	19.25	15.75
April 1, 2004 through June 30, 2004	17.18	12.45
July 1, 2004 through September 30, 2004	18.78	15.20
October 1, 2004 through December 31, 2004	19.43	15.60
January 1, 2005 through March 31, 2005	21.97	16.16
April 1, 2005 through June 30, 2005 (3)	20.43	18.38
July 1, 2005 through September 30, 2005	20.80	17.54
October 1, 2005 through December 31, 2005	21.74	18.34
January 1, 2006 through March 31, 2006	25.50	20.58
April 1, 2006 through June 30, 2006	25.14	18.84
July 1, 2006 through September 30, 2006	24.22	19.95
October 1, 2006 through October 31, 2006	23.71	22.50
November 1, 2006 through November 30, 2006	24.70	22.27
December 1, 2006 through December 31, 2006	25.63	22.60
January 1, 2007 through January 31, 2007	25.91	24.49
February 1, 2007 through February 28, 2007	27.14	23.77
March 1, 2007 through March 31, 2007	26.21	23.62
________________
(3) Before June 27, 2005, our ADRs were traded in the proportion of 1000 per 1. Since that date, ADRs have been traded in the proportion of one-to-one.

B. Plan of Distribution

Not applicable.

C. Markets

Trading on the Brazilian Stock Exchanges

BOVESPA is a non-profit entity owned by its member brokerage firms. Trading on this exchange is limited to member brokerage firms and a limited number of authorized nonmembers.

BOVESPA has open trading sessions each day, from 10:00 a.m. to 1:00 p.m. and from 2:00 p.m. to 5:00 p.m. Trading is also conducted from 10:00 a.m. to 5:00 p.m. on an automated system on BOVESPA. On September 20, 1999, BOVESPA launched the After-Market, with the objective of expanding business opportunities and offering investors a more flexible trading schedule. After-Market trading takes place from 5:30 p.m. to 7:00 p.m. All stocks traded during the regular trading session of the day may be traded on the After-Market. However, only cash market trading via BOVESPA’s electronic trading system is allowed. The maximum variation allowed for stock prices, whether positive or negative, corresponds to 2% relative to the closing price at the regular trading session.

In order to better control volatility, BOVESPA has adopted a “circuit breaker” system pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour whenever the indices of these stock exchanges fall below the limits of 10% and 15%, respectively, relative to the index registered in the previous trading session.

Settlement of transactions is effected three business days after the trade date without adjustment of the purchase price for interest rate or inflation. Payment for shares is made through the facilities of a separate clearinghouse, which maintains accounts for member brokerage firms. The seller is ordinarily required to deliver the shares to the exchange on the second business day following the trade date. The clearinghouse for BOVESPA is Companhia Brasileira de Liquidação e Custódia S.A. - CBLC, which is wholly-owned by the exchange.

At December 31, 2006, the aggregate market capitalization of the 350 companies listed on BOVESPA was approximately US$722.6 billion. Although all the outstanding shares of an exchange-listed company may trade on a Brazilian stock exchange, in most cases, less than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling entities or persons that rarely trade their shares. For this reason, data showing the total market capitalization of Brazilian stock exchanges tend to overstate the liquidity of the Brazilian equity securities market.

The Brazilian equity securities market is relatively small and illiquid compared to major world markets. In 2006, the combined daily trading volumes on BOVESPA averaged approximately US$1.1 billion. Trading on Brazilian stock exchanges by nonresidents of Brazil is subject to certain limitations under Brazilian foreign investment legislation.

The institution of a securities market maker was introduced in the Brazilian market through CVM Directive No. 384/2003 and São Paulo Stock Exchange Resolution No. 293/2003-CA. The market maker is a liquidity agent or specialist that guarantees minimum liquidity and price reference for specific assets, thus promoting the efficiency of the Brazilian capital markets. At the end of 2006, there were six market makers operating on BOVESPA.

Regulation of Brazilian Securities Markets

The Brazilian securities markets are regulated by the CVM, which has authority over stock exchanges and the securities markets in general. The CMN and the Central Bank have, among other powers, licensing authority over brokerage firms and regulate foreign investment and foreign exchange transactions. The Brazilian securities market is governed by Law No. 6,385, as amended, known as the Brazilian Securities Law, and by the Brazilian Corporate Law.

Law No. 10,303 of December 31, 2001 amended the Brazilian Corporate Law and the Brazilian Securities Law. Consequently, some major modifications resulted for the businesses of the publicly traded companies. Among the changes, Law No. 10,303, along with Executive Order No. 8 and Decree No. 3.995, all dated as of October 31,

2001, established that the CVM would have the scope of its authority altered and expanded. Additionally, the CVM’s positioning in the regulatory hierarchy, as well as its autonomy, was modified. The modifications include changes in the proportions of common and preferred shares, new rules for the issuance of bonds, other parameters governing the exercise of the right of withdrawal, duties and powers of the members of the audit committee and the Board of Directors, and the ability of publicly traded companies to make publications available over the Internet. Also provided is the pooling agreement, the block voting system by which the shareholders agree during a prior meeting on the direction of the votes that will be cast at the general meetings. The purpose of this type of vote is to prevent any possible individual dissidents or interests from harming corporate interests.

The period established for companies to adapt their bylaws was one year starting from the publication of the law on November 1, 2001. Our shareholders held a general shareholders’ meeting on December 30, 2002, at which they addressed these modifications in our bylaws.

The CVM, which is the agency in charge of regulating the market, now handles some functions that were reserved to the Central Bank, including the regulation and organization of the futures and commodities markets.

Under the Brazilian Corporate Law, a company may be a listed company, a companhia aberta, as we are, or a non-listed company, a companhia fechada. All listed companies are registered with the CVM and are subject to reporting requirements. A company registered with the CVM may have its securities traded either on BOVESPA or on the Brazilian over-the-counter market. The shares of a listed company may also be traded privately, subject to certain limitations. In order to be listed on the BOVESPA, a company must apply for registration with the CVM and the stock exchange. Once the stock exchange lists a company and the CVM accepts its registration as a listed company, its securities may start to trade.

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

Brazilian securities law, the Brazilian Corporate Law and the regulations issued by CVM, CMN and the Central Bank provide, among other things, disclosure requirements and restrictions on insider trading, price manipulation and protection of minority shareholders.

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

With the approval of our Board of Directors and/or Officers, we implemented several measures over the last few years designed to improve our transparency and disclosure practices. We believe these measures will benefit our shareholders, and current and future investors as well as the marketplace in general. Among the measures we have implemented, we have:

•	created a disclosure policy for material facts and corporate actions;

•	created a policy for internal controls related to financial information;

•	created a Service Quality and Marketing committee;

•	created a Control and Audit committee;

•	created a Nominations, Compensation and Corporate Governance committee;

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

•	created a policy to denounce fraud within the Company (Canal de Denúncias);

•	created a policy for prior approval of contracting audit services;

•	created an internal rule of conduct relating to the securities market;

•	created an Ethics Code in respect of handling financial information; and

•	created a policy regarding communication of information to the securities market.

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

Both the Brazilian Corporate Law and CVM establish rules in relation to certain qualification requirements and restrictions, investiture, compensation, duties and responsibilities of companies’ executives and directors. We believe these rules provide adequate assurances that our directors are independent and such rules would permit us to have directors that would not otherwise pass the independence tests established by the NYSE.

Executive Sessions

According to the Brazilian Corporate Law, up to one-third of the members of the Board of Directors can be elected to executive positions. The remaining non-management directors are not expressly empowered to serve as a check on management, and there is no requirement that those directors meet regularly without management.

Notwithstanding, our Board of Directors consists of 14 non-management directors, six of which are independent directors in accordance with rules generally accepted in Brazil, and as such we believe we are in compliance with this standard.

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

In addition to our statutory Fiscal Board, we have established a Control and Audit committee as a best corporate governance practice in order to comply with the requirements of the Sarbanes-Oxley Act as described in Item 6C of this annual report. We anticipate that there will be some similar functions between the Control and Audit Committee and our statutory Fiscal Board.

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

Our capital stock is comprised of preferred shares and common shares, all without par value. At December 31, 2006, there were 337,232,189 outstanding preferred shares and 168,609,292 outstanding common shares. Our share capital may be increased by resolution of the Board of Directors, up to the limit authorized by our bylaws. Any increase above the authorized capital must be approved by a general shareholders’ meeting.

The preferred shares are non-voting, except under limited circumstances. They are given priority in the reimbursement of capital, without premium, and are entitled to receive a dividend 10% higher than that attributable to common shares.

Pursuant to Law No. 10,303/01, the following changes were introduced to the Brazilian Corporate Law:

•	preferred shares representing 10% of our total number of outstanding shares would be entitled to appoint a representative to our Board of Directors;

•	disputes among our shareholders would be subject to arbitration, if provided for in our bylaws;

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

Any change in the preference, benefits, conditions of redemption and amortization of preferred shares or the creation of a more favored class would require approval or ratification by holders of a majority of the preferred shares at a special meeting of the preferred shareholders. This meeting would be called by publication of a notice in two Brazilian newspapers during three days, at least thirty days prior to the meeting; however, it would not generally require any other form of notice.

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

(vi) change in the purpose of the corporation; and

(vii) split-up of the corporation.

It is important to point out that (a) in items (i) and (ii), only the holders of shares of the affected type or class will be entitled to redemption; (b) in items (iv) and (v), the holders of shares of a type or class with liquidity and dispersion in the market will not have the right; and (c) in item (vii), the dissenting shareholders shall only have a right of redemption if the split-up implies a change in the corporate purpose, a reduction of the compulsory dividend or participation in a group of companies.

Reimbursement must be required by the dissenting shareholders within 30 days after the publication of the minutes of the general shareholders’ meeting or special meeting, as the case may be. Within 10 days after the expiration of the period, management is authorized to call a general shareholders’ meeting to ratify or reconsider the decision, if management understands that the payment of reimbursement to the dissenting shareholders who have exercised their redemption right may jeopardize the financial stability of the company. A shareholder who fails to exercise the right within the assigned term shall no longer be entitled to redemption.

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

C. Material Contracts

We have six material contracts related to the concession of public telecommunications service granted by ANATEL (each filed as an Exhibit to this Annual Report). These contracts were renewed on December 22, 2005 and expire on December 31, 2025. Three of the contracts relate to local telephone services (Sectors 31, 32 and 34) and the others relate to long-distance services (Sectors 31, 32 and 34).

On March 9, 2006, our Board of Directors and the boards of directors of TDBH and Telefônica Empresas S.A., a wholly-owned subsidiary of TDBH, approved the restructuring of the Companies’ SCM activities. The terms and conditions of the SCM Restructuring are set forth in an agreement executed by the Companies on March 9, 2006.

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

Under Resolution No. 2,689 of the CMN, foreign investors registered with the CVM may buy and sell Brazilian securities, including the preferred shares, on Brazilian stock exchanges without obtaining separate certificates of registration for each transaction. Registration is available to qualified foreign investors, which principally include foreign financial institutions, insurance companies, pension and investment funds, charitable foreign institutions and other institutions that meet certain minimum capital and other requirements. Resolution 2,689 also extends favorable tax treatment to registered investors. See “—Taxation—Brazilian Tax Considerations.”

Pursuant to Resolution No. 2,689 foreign investors must (i) appoint at least one representative in Brazil with the ability to perform actions regarding the foreign investment; (ii) complete the appropriate foreign investor registration form; (iii) obtain registration as a foreign investor with the CVM; and (iv) register the foreign investment with the Central Bank.

The securities and other financial assets held by a foreign investor pursuant to Resolution No. 2,689 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or by the CVM or be registered in register, clearing and custody systems authorized by the Central Bank or by the CVM. In addition, the trading of securities is restricted to transactions carried out on the stock exchanges or over-the-counter markets licensed by the CVM.

Registered Capital

Amounts invested in preferred shares by a non-Brazilian holder who qualifies under Resolution No. 2,689 and obtains registration with the CVM, or by the depositary representing an ADS holder are eligible for registration with the Central Bank. Such registration (the amount so registered is referred to as registered capital) allows the remittance outside Brazil of foreign currency, converted at the commercial market rate, acquired with the proceeds of distributions on, and amounts realized through, dispositions of such preferred shares. The registered capital per preferred share purchased in the form of an ADS, or purchased in Brazil and deposited with the depositary in exchange for an ADS, will be equal to its purchase price (stated in U.S. dollars). The registered capital per preferred share withdrawn upon cancellation of an ADS will be the U.S. dollar equivalent of (i) the average price of a preferred share on the Brazilian stock exchange on which the most preferred shares were traded on the day of withdrawal or (ii) if no preferred shares were traded on that day, the average price on the Brazilian stock exchange on which the most preferred shares were traded in the fifteen trading sessions immediately preceding such withdrawal. The U.S. dollar equivalent will be determined on the basis of the average commercial market rates quoted by the Central Bank on such date or dates.

An electronic registration has been issued in the name of the depositary with respect to the ADSs and is maintained by the custodian on behalf of the depositary. Pursuant to the registration, the custodian and the depositary are able to convert dividends and other distributions with respect to the preferred shares represented by ADSs into foreign currency and remit the proceeds outside Brazil. In the event that a holder of ADSs exchanges such ADSs for preferred shares, such holder will be entitled to continue to rely on the depositary’s registration for five business days after such exchange, following which such holder must seek to obtain its own electronic registration with the Central Bank. Thereafter, any holder of preferred shares may not be able to convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, such preferred shares, unless such holder is a duly qualified investor under Resolution No. 2,689 and obtains its own electronic registration.

If the holder appoints a representative in Brazil to act directly in the Brazilian market to acquire preferred shares, the holder will be subject to a less favorable Brazilian tax treatment than a holder of ADSs. Regardless of registration under Resolution No. 2,689, residents in tax havens are subject to less favorable tax treatment than other foreign investors. See “Taxation—Brazilian Tax Considerations.”

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

Brazilian Tax Considerations

The following discussion summarizes the material Brazilian tax consequences of the acquisition, ownership and disposition of preferred shares or ADSs by a U.S. holder not deemed to be domiciled in Brazil for Brazilian tax purposes (a “U.S. holder”). This discussion does not address all the Brazilian tax considerations that may be applicable to any particular non-Brazilian holder, and each non-Brazilian holder should consult its own tax advisor about the Brazilian tax consequences of investing in preferred shares or ADSs.

Taxation of Dividends

Dividends paid by us in cash or in kind from profits generated on or after January 1, 1996 (i) to the depositary in respect of preferred shares underlying ADSs or (ii) to a U.S. holder or other non-Brazilian holder in respect of preferred shares will generally not be subject to Brazilian withholding tax. We do not have any undistributed profits generated before January 1, 1996.

Distributions of Interest on Capital

Brazilian corporations may make payments to shareholders characterized as interest on capital as an alternative form of making dividend distributions. The rate of interest may not be higher than the federal government’s long-term interest rate, or the TJLP, as determined by the Central Bank from time to time (6.5% per annum for the six month period beginning January 2007). The total amount distributed as interest on capital may not exceed the greater of (i) 50% of net income (before taking the distribution and any deductions for income taxes into account) for the year in respect of which the payment is made or (ii) 50% of retained earnings for the year prior to the year in respect of which the payment is made. Payments of interest on capital are decided by the shareholders on the basis of recommendations of the company’s Board of Directors.

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

Taxation of Gains

Gains realized outside Brazil by a U.S. holder or other non-Brazilian holder on the disposition of property located in Brazil, including preferred shares, to another non-Brazilian holder are subject to Brazilian tax. In this case, gains would be subject to a 15% withholding tax rate, except if the beneficiary is located in a low-tax jurisdiction, as defined by Brazilian law, in which case the applicable rate would be 25%.

Our understanding is that ADSs do not qualify as property located in Brazil and, therefore, are not subject to Brazilian taxes upon disposition to other non-Brazilian holders. Insofar as this understanding has not been tested through the administrative or judicial courts, we are unable to evaluate what the final ruling on the matter will be.

Gains realized by a U.S. holder or other non-Brazilian holders on dispositions of preferred shares in Brazil or in transactions with Brazilian residents may be free of Brazilian tax, taxed at a rate of 25% or taxed at a rate of 15%, depending on the circumstances:

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

•
Gains realized on preferred shares through transactions on Brazilian stock exchanges are generally subject to tax at a rate of 15%, as of January 2005, unless the investor is entitled to tax-free treatment for the transaction under Resolution No. 2,689 of the National Monetary Council Regulations, described immediately below.

  Resolution No. 2,689, which as of March 31, 2000 superseded the Annex IV Regulations that previously provided tax benefits to foreign investors, extends favorable tax treatment to a U.S. holder or other non-Brazilian holder of preferred shares who has (i) appointed a representative in Brazil with power to take action relating to the investment in preferred shares, (ii) registered as a foreign investor with the CVM and (iii) registered its investment in preferred shares with the Central Bank. Under Resolution No. 2,689 securities held by foreign investors must be maintained under the custody of, or in deposit accounts with, financial institutions duly authorized by the Central Bank and the CVM. In addition, the trading of securities is restricted under Resolution No. 2,689 to transactions on Brazilian stock exchanges or qualified over-the-counter markets. The preferential treatment generally afforded under Resolution 2,689 to investors in ADSs is not available to residents of tax havens. All preferred shares underlying ADSs qualify under Resolution No. 2,689.

There can be no assurance that the current preferential treatment for U.S. holders and other non-Brazilian holders under Resolution No. 2,689 will be maintained.

Gain on the disposition of preferred shares is measured by the difference between the amount in Brazilian currency realized on the sale or exchange and the acquisition cost of the shares sold, measured in Brazilian currency, without any correction for inflation. Although the matter is not free from doubt, there are arguments to sustain the position that the acquisition cost of shares registered as an investment with the Central Bank is calculated on the basis of the foreign currency amount registered with the Central Bank. See “—Registered Capital.”

Gains realized by a U.S. holder or other non-Brazilian holder upon the redemption of preferred shares will be treated as gains from the disposition of such preferred shares to a Brazilian resident occurring off of a stock exchange and will accordingly be subject to tax at a rate of 15%. In case the non-Brazilian holder is domiciled in a tax haven jurisdiction, the applicable rate would be 25%.

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

The deposit of preferred shares in exchange for the ADSs is not subject to Brazilian income tax if the preferred shares are registered under Resolution No. 2,689 and the respective holder is not in a tax haven jurisdiction. If the preferred shares are not so registered or the holder is in a tax haven jurisdiction, the deposit of preferred shares in exchange for ADSs may be subject to Brazilian capital gains tax at a rate of 15%.

The withdrawal of preferred shares in exchange for ADSs is not subject to Brazilian tax. On receipt of the underlying preferred shares, a U.S. holder or non-Brazilian holder entitled to benefits under Resolution No. 2,689 will be entitled to register the U.S. dollar value of such shares with the Central Bank as described above, under “—Registered Capital.” If a U.S. holder or non-Brazilian holder does not qualify under Resolution No. 2,689, he will be subject to the less favorable tax treatment described above in respect of exchanges of preferred shares. Brazil’s tax treaties do not grant relief from taxes on gains realized on sales or exchanges of preferred shares.

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

Taxation of Distributions

Distributions made by us of cash or property (including distributions of interest on capital) generally will constitute a taxable dividend to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Since we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, U.S. holders will generally be required to treat such distributions as taxable dividends. The full amount of any dividend paid in respect of our preferred shares or ADSs (including the amount of Brazilian withholding taxes imposed on such dividend) will be included in the gross income of a U.S. Holder, as ordinary income from sources outside the United States, at the time that the dividend is received by the U.S. Holder, in the case of our preferred shares, or by the depositary, in the case of ADSs. Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, under current law the U.S. dollar amount of dividends received by an individual prior to January 1, 2011 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends represent “qualified dividend income.” Dividends paid on the ADSs will be treated as qualified dividend income if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The ADSs are listed on the New York Stock Exchange and may qualify as readily tradable on an established securities market in the United States for so long as they are so listed. However, no assurances can be given that the ADSs will be or remain readily tradable. U.S. Holders should consult their own tax advisors regarding the implications of this legislation in their particular circumstances.

The amount of any dividend paid in reais will be included in a U.S. Holder’s income in a U.S. dollar amount calculated by reference to the spot rate for converting reais into U.S. dollars in effect on the date that the dividend is received by the U.S. Holder, in the case of our preferred shares, or by the depositary, in the case of ADSs, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if it does not convert the amount of such dividend into U.S. dollars on the date of receipt. U.S. Holders should consult their own tax advisors regarding the calculation and U.S. federal income tax treatment of foreign currency gain or loss. Dividends paid by us will not be eligible for the dividends received deduction allowed to corporations under the Code. The amount of a dividend will include any amounts withheld by us or our paying agent in respect of Brazilian taxes, and will be treated as foreign source dividend income to you.

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

Passive Foreign Investment Company Rules

We believe that we will not be considered a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for 2006, and do not expect to be considered a PFIC in the foreseeable future. However, because PFIC status depends upon the composition of our income and assets (including, among others, less than 25 percent owned equity investments) from time to time, there can be no assurance that the preferred shares or ADSs will not be considered shares of a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which a U.S. Holder held a preferred share or ADS, certain adverse consequences could apply to the U.S. Holder, including the imposition of higher amounts of tax than would otherwise apply to a U.S. Holder and additional tax form filing requirements. U.S. Holders are urged to consult their tax advisors regarding the consequences to them if we were considered to be a PFIC, as well as the availability and advisability of making an election to avoid the adverse United States federal income tax consequences of PFIC status should we be classified as a PFIC for any taxable year. Moreover, as described above, dividends on our ADSs would no longer be “qualified dividend income” subject to preferential rates of U.S. federal income tax if we are a PFIC.

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

We also file financial statements and other periodic reports with the CVM. Copies of our annual report on Form 20-F and documents referred to in this annual report and our bylaws will be available for inspection upon request at our offices at Rua Martiniano de Carvalho, 851 - 21° Andar, 01321-001, São Paulo, SP, Brasil.

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

Book and market values of financial instruments as of December 31 were as follows:

	Consolidated 2006		Consolidated 2005
	Book Value	Market Value	Book Value	Market Value
	(in thousands of reais)
Loans and financing	(2,338,158)	(2,334,184)	(2,397,608)	(2,404,200)
Derivatives	(316,318)	(280,178)	(294,255)	(231,793)
Cash and cash equivalents	213,036	213,036	463,456	463,456
Investment in Portugal Telecom - direct/indirect interest through Aliança Atlântica	130,658	295,800	129,655	252,356
Total	(2,310,782)	(2,105,526)	(2,098,752)	(1,920,181)

We have a total interest, direct and indirect of 0.95% in Portugal Telecom carried at cost. The investment, at market value, is based on the last quotation of December 2006 on the Lisbon Stock Exchange for Portugal Telecom, equivalent to 9.84 euros (8.55 euros in December 2005).

	Consolidated 2006		Consolidated 2005
	Book Value	Market Value	Book Value	Market Value
	(in thousands of reais)
Portugal Telecom - direct interest	75,362	221,850	75,362	189,267
Portugal Telecom - indirect interest through Aliança Atlântica	55,296	73,950	54,293	63,089
Total	130,658	295,800	129,655	252,356

The principal market risk factors that affect our business are detailed below.

Exchange rate risk

This risk arises from the possibility that we may incur losses due to exchange rate fluctuations, which would increase the balances and expenses related to the liabilities of loans, financing and purchase commitments denominated in foreign currency. In order to reduce this risk, we enter into hedge contracts (swaps) with financial institutions.

Our gross indebtedness and the total amount of liabilities related to loans, financing and purchase commitments denominated in foreign currency are significantly affected by foreign exchange rate risk. As of December 31, 2006, 35.18% (36.45% on December 31, 2005) of our debt was denominated in foreign currency (U.S. dollar and Japanese yen); virtually all of our foreign currency debt was hedged by asset positions in currency transactions (swaps for Certificate for Interbank Deposits—CDI; CDI is an index based upon the average rate per cost of loans negotiated among the banks within Brazil). Gains or losses on these operations for covering financial indebtedness are recorded in income. In 2006, operations with derivates generated a consolidated net loss of R$164,227. We have recorded a liability of R$316,318 as of December 31, 2006 to reflect the unrealized loss on derivatives. Considering that such operations are qualified as secured transactions, part of the consolidated negative net result of R$164,227 with the derivatives is compensated against the gains derived from the exchange fluctuation of our debts denominated in foreign currency that amounts to R$70,749.

The book value and market value of our net excess (exposure) to the exchange rate risk as of December 31, 2006 and 2005 are as follows:

	Consolidated 2006		Consolidated 2005
	Book Value	Market Value	Book Value	Market Value
	(in thousands of reais)
Liabilities
Loans and financing	(822,603)	(816,608)	(873,966)	(875,581)
Purchase commitments	(65,855)	(65,855)	(37,138)	(37,138)
Asset position on swaps	821,625	820,892	868,450	872,859
Net excess (exposure)	(66,833)	(61,571)	(42,654)	(39,860)

Due to the complexity of the process and of the insignificance of the results, we decided not to renew the non-financial liabilities hedges denominated in foreign currency. We are, however, still monitoring the results of such non-financial liabilities and we may contract new hedges in the future if such non-financial exposure is relevant or if we otherwise decide.

The valuation method used to calculate the market value of loans, financing and hedge instruments (foreign exchange swaps) was the discounted cash flow method, considering settlement or realization expectations of liabilities and assets, at market rates prevailing on the balance sheet date.

Under generally accepted accounting practices adopted in Brazil, hedge transactions (swaps) are accounted for by the contracted period.

Interest rate risk

This risk arises from the possibility that we may incur losses due to internal and external interest rate fluctuations that negatively affect financial charges and thus indebtedness.

As of December 31, 2006, we had R$822,603 (R$873,966 as of December 31, 2005) of loans and financing in foreign currency, of which R$553,394 (R$478,158 as of December 31, 2005) was at fixed interest rates and R$269,209 (R$395,808 as of December 31, 2005) was at variable interest rates (LIBOR). In order to hedge against the exchange and foreign interest rate risk on these foreign currency debts, we have hedged transactions in order to peg these debts to local currency, at floating rates indexed to the CDI, in a way that our financial result is affected by the CDI. This CDI exposure is increased by the Debentures in the amount of R$1,514,514 (R$1,521,744 on December 31, 2005), which is also exposed to local currency, at floating rates indexed to the CDI. On the other hand, we invest our excess cash (temporary cash investments) of R$173,165 (R$424,459 as of December 31, 2005), mainly in short-term instruments, based on the CDI variation, which reduces this risk. The book values of these instruments approximate market values, since they may be redeemed in the short term.

A hypothetical, instantaneous and unfavorable change of 10% in the interest rates applicable to our financial assets and liabilities in 2006 could cause us a potential loss in earnings of approximately R$148.7 million over one year. The above sensitivity analysis is based on the assumption that an unfavorable 10% variation in the interest rate would be applicable to each homogeneous category of financial assets and liabilities and is sustained over one year. A homogenous category is defined according to the currency in which financial assets and liabilities are denominated and assumes the same interest rate variation within each homogeneous category (e.g., reais). As a result, our interest rate risk sensitivity model may overstate the impact of interest rate fluctuation for the relevant financial instruments, since consistently unfavorable variations of all interest rates are an unlikely event.

On December 31, 2006, we were a party to swap arrangements in respect of the CDI to partially cover fluctuations in internal interest rates. These covering arrangements expire in January 2007 and January 2008 and have notional amounts of R$739,781 and R$168,535, respectively. These derivative arrangements generate a net negative consolidated result of R$2,110, and that temporary loss was recognized in our income statement and our liabilities.

Another risk to which we are exposed is the mismatch of monetary restatement indices for our debt and for accounts receivable. Telephone fee adjustments do not necessarily follow increases in local interest rates, which affect our indebtedness.

Debt acceleration risk

As of December 31, 2006, certain of our loan and financing agreements contain restrictive clauses (covenants), typically included in such agreements, relating to cash generation, debt ratios and other restrictions. We have complied with these restrictive clauses in full, and such covenants do not restrict our ability to conduct our ordinary course of business.

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

As of December 31, 2006, our customer portfolio had no subscribers whose receivables were individually higher than 1% of the total accounts receivable from services. We are also subject to credit risk related to temporary cash investments and receivables from swap transactions. We reduce this exposure by diversifying it among first-line financial institutions.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

As of December 31, 2006, we were not in default under any of our obligations and there were no dividend arrearages or delinquencies.

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

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our Chief Executive Officer, or CEO, and Chief Financial Officer (our Vice-President of Finance), or CFO, are responsible for establishing and maintaining our disclosure controls and procedures. These controls and procedures were designed to ensure that information relating to us required to be disclosed in the reports that we file under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We evaluated these disclosure controls and procedures under the supervision of our CEO and CFO as of December 31, 2006. Based on this evaluation, our CEO and CFO concluded that our disclosure controls and procedures were adequate and effective and designed to ensure that material information relating to us and our consolidated subsidiaries would be made known to them by others within those entities.

Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act). Telesp's internal control system was designed to provide reasonable assurance as to the integrity and reliability of the published financial statements. All internal control systems, no matter how well designed, have inherent limitations and can provide only reasonable assurance that the objectives of the control system are met.

Management evaluated the internal control over financial reporting under the supervision of our Chief Executive Officer, or CEO and Chief Financial Officer (our Vice-President of Finance), or CFO as of December 31, 2006. Management evaluated the effectiveness of our internal control over financial reporting based on the criteria set out in the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework. Telesp management concluded that as of December 31, 2006, our internal control over financial reporting were adequate and effective, based on those criteria.

Our independent registered public accounting firm, Ernst & Young Auditores Independentes S.S., has issued an attestation report on management’s assessment of our internal control over financial reporting as of December 31, 2006. The report on the audit of our internal control over financial reporting is included below.

Attestation Report of the Registered Public Accounting Firm

Ernst & Young Auditores Independentes S.S., the independent registered public accounting firm that has audited our consolidated financial statements, has issued an attestation report on management’s assessment of our internal control over financial reporting as of December 31, 2006. This attestation report appears on page F-2.

Changes in Internal Control over Financial Reporting

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

E&Y acted as our independent auditor for the fiscal years ended December 31, 2006 and December 31, 2005 and Deloitte acted as our independent auditor until April, 2005. The chart below sets forth the total amount billed to us by E&Y and Deloitte for services performed in the years 2006 and 2005, and breaks down these amounts by category of service:

	Total Fees Paid to E&Y
	2006	2005(1)
	(in thousands of reais)
Audit Fees	4,279	483
Audit-Related Fees	1,301	224
Tax Fees		—
All Other Services		—
Total	5,580	707
_____________
(1) E&Y rendered services only from May 2005 to December 2005 and thus fees were paid to them only in respect thereof.

Total Fees Paid to Deloitte
2005(1)
(in thousands of reais)
Audit Fees	737
Audit-Related Fees	—
Tax Fees	—
All Other Services	—
Total	737
_____________
(1) Deloitte rendered services only until April 2005 and thus fees were paid to them only in respect thereof

For the years ended December 31, 2006 and December 31, 2005, we paid our auditors, E&Y, for auditing services rendered in the total amount of R$2,771 thousand and R$707 thousand, respectively, and paid to our former auditors, Deloitte, for auditing services rendered in the total amount of R$737 thousand.

Audit Fees

Audit fees are fees billed for the audit of our annual consolidated financial statements prepared for purposes of filings with the CVM and the SEC and for the reviews of our quarterly financial statements submitted on Form 6-K and to the review with respect to processes required by Sarbanes-Oxley, with the purpose of certifying the effectiveness of internal controls.

Audit-Related Fees

Refers to analytic accounting services and review with respect to the rules promulgated by ANATEL.

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Brazilian Corporate Law requires that we have a statutory Fiscal Board (Conselho Fiscal). Our statutory Fiscal Board meets the requirements of the general exemption set forth in Exchange Act Rule 10A-3(c)(3). See “Item 6.C—Directors, Senior Management and Employees—Board Practices—Fiscal Board.” Our statutory Fiscal Board is primarily charged with certain advisory, oversight and review functions with respect to the company’s financial statements; however, the statutory Fiscal Board, as required by Brazilian Corporate Law, has only an advisory role and does not participate in the management of the company. Indeed, decisions of the statutory Fiscal Board are not binding on the company under Brazilian Corporate Law. Our Board of Directors, under Brazilian Corporate Law, is the only entity with the legal capacity to appoint and retain any independent registered public accounting firm, and decide the budget appropriation with respect to such auditors.

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

We do not believe that our use of a fiscal board in accordance with Brazilian Corporate Law in combination with our Control and Audit Committee, as opposed to the provisions set forth in Exchange Act Rule 10A-3(b), materially adversely affects the ability of the conselho fiscal to act independently, satisfy the other applicable requirements of Exchange Act Rule 10A-3 or to fulfill its fiduciary and other obligations under Brazilian law.

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
4(a)
Contract and Justification of the Merger of Telefônica Data Brasil Holding S.A. into Telecomunicações De São Paulo S.A. - Telesp and Partial Spin-Off of Telefônica Empresas S.A. dated March 9, 2006 (2)

4(b)1
Grant Contract for Fixed Commuted Telephone Service in Local Modality (Sector 31) between Agência Nacional De Telecomunicações and Telecomunicações De São Paulo S.A.-Telesp dated December 22, 2005 (unofficial English translation) (3)

4(b)2
Grant Contract for Fixed Commuted Telephone Service in Local Modality (Sector 32) between Agência Nacional De Telecomunicações and Telecomunicações De São Paulo S.A.-Telesp dated December 22, 2005 (unofficial English translation) (3)

4(b)3
Grant Contract for Fixed Commuted Telephone Service in Local Modality (Sector 34) between Agência Nacional De Telecomunicações and Telecomunicações De São Paulo S.A.-Telesp dated December 22, 2005 (unofficial English translation) (3)

4(b)4
Grant Contract for Fixed Commuted Telephone Service in Long-Distance Modality (Sector 31) between Agência Nacional De Telecomunicações and Telecomunicações De São Paulo S.A.-Telesp dated December 22, 2005 (unofficial English translation) (3)

4(b)5
Grant Contract for Fixed Commuted Telephone Service in Long-Distance Modality (Sector 32) between Agência Nacional De Telecomunicações and Telecomunicações De São Paulo S.A.-Telesp dated December 22, 2005 (unofficial English translation) (3)

4(b)6
Grant Contract for Fixed Commuted Telephone Service in Long-Distance Modality (Sector 34) between Agência Nacional De Telecomunicações and Telecomunicações De São Paulo S.A.-Telesp dated December 22, 2005 (unofficial English translation) (3)

4(b)7
Certificate of Authorization to Provide Multimedia Communication Service, for the Collective Interest, by and between “Agência Nacional de Telecomunicações - ANATEL” and “Telecomunicações de São Paulo S.A. - Telesp” unofficial English translation)

8.1	List of Subsidiaries
11.1	Code of Ethics of Telecomunicações de São Paulo S.A.-Telesp (3)
12.1	Section 302 Certification of the Chief Executive Officer

12.2	Section 302 Certification of the Chief Financial Officer
13.1	Section 906 Certification of the Chief Executive Officer
13.2	Section 906 Certification of the Chief Financial Officer
_______________
(1) Incorporated by reference to our predecessor holding company, Telesp Participações S.A.’s, registration statement on Form F-6 (No. 333-9474) filed with the Commission on September 30, 1998.

(2) Incorporated by reference our form CB filed with the Commission on March 14, 2006.

(3) Incorporated by reference to our annual report on Form 20-F (No. 001-14475) filed with the Commission on April 12, 2006.

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

TELECOMUNICAÇÕES DE SÃO PAULO S.A.—TELESP

By:	/s/ Antonio Carlos Valente da Silva
	Name:	Antonio Carlos Valente da Silva
	Title:	Chief Executive Officer

By:	/s/ Gilmar Roberto Pereira Camurra
	Name:	Gilmar Roberto Pereira Camurra
	Title:	Vice President of Finance and Chief Financial Officer

Date: April 13, 2007

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2006, 2005 AND 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Telecomunicações de São Paulo S.A. - Telesp

We have audited management’s assessment, included in the accompanying Assessment of Internal Control, that Telecomunicações de São Paulo S.A. - TELESP maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Telecomunicações de São Paulo S.A. - TELESP’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that Telecomunicações de São Paulo S.A. - TELESP maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Telecomunicações de São Paulo S.A. - TELESP maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Telecomunicações de São Paulo S.A. - TELESP and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in shareholders’ equity and changes in financial position for each of the two years in the period ended December 31, 2006 and our report dated April 09, 2007 expressed an unqualified opinion thereon.

São Paulo, April 9, 2007

/s/ ERNST & YOUNG
Auditores Independentes S.S.
CRC-2SP015199/O-6

Luiz C. Passetti
Partner

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Telecomunicações de São Paulo S.A. - TELESP

We have audited the accompanying consolidated balance sheets of Telecomunicações de São Paulo S.A. - TELESP and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in shareholders’ equity and changes in financial position for each of the two years in the period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Telecomunicações de São Paulo S.A. - TELESP and subsidiaries at December 31, 2006 and 2005 and the consolidated results of their operations and changes in financial position for each of the two years in the period ended December 31, 2006 in conformity with accounting practices generally accepted in Brazil, which differ in certain respects from U.S. generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Note 39 to the consolidated financial statements.

Our audits were conducted for the purposes of forming an opinion on the basic financial statements taken as whole. The consolidated statements of cash flow for the years ended December 31, 2006 and 2005 are presented for purposes of additional analysis and are not a required part of the basic consolidated financial statements prepared in accordance with accounting practices generally accepted in Brazil. Such information has been subject to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as whole.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Telecomunicações de São Paulo S.A. - TELESP’s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 09, 2007 expressed an unqualified opinion thereon.

São Paulo, April 9, 2007

/s/ ERNST & YOUNG
Auditores Independentes S.S.
CRC-2SP015199/O-6

Luiz C. Passetti
Partner

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Management of
Telecomunicações de São Paulo S.A. - Telesp:
São Paulo - SP

(1) We have audited the accompanying consolidated statements of income, changes in shareholders’ equity and changes in financial position of Telecomunicações de São Paulo S.A.—Telesp (a Brazilian Corporation, formerly Telesp Participações S.A.) and subsidiaries for the year ended December 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

(2) We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

(3) In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated results of operations, the changes in shareholders’ equity and the changes in financial position of Telecomunicações de São Paulo S.A. - Telesp for the year ended December 31, 2004, in conformity with accounting practices adopted in Brazil.

(4) Accounting practices adopted in Brazil vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 39 to the consolidated financial statements.

(5) Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The consolidated statements of cash flow for the year ended December 31, 2004 is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements prepared in accordance with accounting practices adopted in Brazil. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Deloitte Touche Tohmatsu
Auditores Independentes

April 1, 2005
São Paulo, Brazil.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

CONSOLIDATED BALANCE SHEETS AS OF

DECEMBER 31, 2006 AND 2005

(In thousands of Reais)

		December 31,
	Note	2006	2005

Current assets:
Cash and cash equivalents	13	213,036	463,456
Trade accounts receivable, net	14	3,278,047	2,783,268
Deferred and recoverable taxes	15	911,624	676,210
Other current assets	16	276,344	243,400
Total current assets		4,679,051	4,166,334

Noncurrent assets:
Deferred and recoverable taxes	15	563,039	458,106
Advance for future share acquisition	17	200,000	-
Other assets	16 and 18	504,331	445,123
Investments	19	241,697	253,565
Property, plant and equipment, net	20	10,748,563	11,531,915
Intangible assets, net	21	902,913	826,108
Deferred charges	22	306,286	78,581
Total noncurrent assets		13,466,829	13,593,398

Total assets		18,145,880	17,759,732

Current liabilities:
Payroll and related accruals	23	202,233	162,161
Accounts payable to suppliers	24	1,645,770	1,506,971
Taxes other than income taxes	25	811,668	761,970
Dividends and interest on capital payable	26	653,222	903,356
Income tax and social contribution	11	144,747	85,604
Loans and financing	27 and 28	1,828,540	246,755
Reserve for contingencies	30	100,661	67,791
Derivatives obligations	35	316,318	294,255
Other current liabilities	29	558,414	455,974
Total current liabilities		6,261,573	4,484,837

Long-term liabilities:
Income tax and social contribution	11	20,052	22,709
Loans and financing	27	509,618	2,150,853
Taxes other than income taxes	25	25,901	285,419
Pension and other post-retirement benefits	31	75,023	44,963
Reserve for contingencies	30	576,718	503,813
Other liabilities	29	49,411	45,461
Total long-term liabilities		1,256,723	3,053,218

Deferred income	19	17,470	17,470

Shareholders’ equity:
Share capital	32	6,575,198	5,978,074
Capital reserves	32	2,669,729	2,686,973
Legal reserve	32	659,556	659,556
Retained earnings	32	705,631	879,604
Total shareholders’ equity		10,610,114	10,204,207

Total liabilities and shareholders’ equity		18,145,880	17,759,732

The accompanying notes are an integral part of these consolidated financial statements.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(In thousands of Reais - except earnings per share data)

		Years ended December 31,
	Note	2006	2005	2004

Net operating revenue	5	14,643,021	14,395,101	13,308,630
Cost of goods and services	6	(7,780,510)	(7,716,723)	(7,496,010)
Gross profit		6,862,511	6,678,378	5,812,620

Operating expenses:
Selling expense	7a	(1,924,439)	(1,810,377)	(1,606,645)
General and administrative expense	7b	(982,623)	(863,920)	(746,802)
Other operating income (expense), net	8	276,241	(168,254)	(189,847)
Operating income before financial expense, net		4,231,690	3,835,827	3,269,326

Financial expense, net	9	(331,055)	(460,332)	(404,208)
Operating income		3,900,635	3,375,495	2,865,118

Nonoperating income, net	10	23,623	37,799	40,102

Income before income tax and social contribution		3,924,258	3,413,294	2,905,220

Income tax and social contribution	11	(1,108,107)	(871,347)	(724,071)

Net income for the year		2,816,151	2,541,947	2,181,149

Shares outstanding at December 31 (in thousands)		505,841	492,030	493,592,279(1)

Earnings per share outstanding at December 31 (Reais)		5.5673	5.1662	0.0044

(1)
On May 11, 2005, the shareholders approved a reverse stock split in the proportion of 1,000 (one thousand) shares to 1 (one) share of the same class. Had the reverse stock split occurred on December 31, 2004, shares outstanding would be 493,592 thousands in 2004 and earnings per share would have amounted to 4.4189 in 2004 (See Note 32).

The accompanying notes are an integral part of these consolidated financial statements.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(In thousands of Reais)

	Years ended December 31,
	2006	2005	2004
SOURCE OF FUNDS:
From operations:
Net income for the year	2,816,151	2,541,947	2,181,149
Items not affecting working capital	2,733,178	2,733,321	2,884,494
Depreciation and amortization	2,641,554	2,675,136	2,736,811
(Income) loss from equity holdings in subsidiaries	(1,034)	17,829	461
Monetary and exchange variations on noncurrent items, net	45,252	(89,811)	1,444
(Gain) loss on permanent asset disposals	5,787	6,569	(6,372)
Reserves for contingencies	(119,788)	101,995	135,170
Amortization of goodwill	34,481	41,355	32,043
Pension and other post-retirement plans, net of funding	30,059	312	(37,658)
Tax credit realization (accrual)	77,715	(44,439)	5,258
Other	19,152	24,375	17,337
Total from operations	5,549,329	5,275,268	5,065,643

From third parties:
Increase in long-term liabilities	25,774	336,327	1,738,700
Unclaimed dividends	180,956	91,927	45,472
Donations and subsidies for investment	474	593	1,241
Transfer from noncurrent to current assets	114,587	144,864	242,658
Transfer from fixed asset to prepaid expenses	19,605	-	-
Escrow deposits	76,558	36,510	-
Net working capital from TDBH’s merger	7,128	-	-
Proceeds from sale of property, plant and equipment	16,783	29,299	14,549
Others	32	4,609	-
Total sources	5,991,226	5,919,397	7,108,263

USES OF FUNDS:
Increase in noncurrent assets	2,562,273	2,031,809	1,571,448
Recoverable VAT	106,068	189,266	62,141
Prepaid expenses	24,874	842	-
Related companies	18,928	-	-
Escrow deposits	485,595	163,742	33,928
Advance for future share acquisition	200,000	-	-
Investments	-	-	115,879
Property, plant and equipment	1,721,360	1,674,482	1,340,562
Others	5,448	3,477	18,938

Transfer from long-term to current liabilities	1,450,445	369,531	600,889
Treasury Shares - Purchase	17,719	58,892	-
Cancellation of shares - TDBH	41	-	-
Dividends/interest on shareholders´ equity	3,129,604	3,770,000	3,098,290
Working capital consolidated from TDBH	95,163	-	-
Working capital consolidated from Santo Genovese Participações Ltda	-	-	2,754
Other	-	5,726	8
Total uses	7,255,245	6,235,958	5,273,389

Increase (decrease) in working capital	(1,264,019)	(316,561)	1,834,874
Changes in working capital represented by:
Current assets
At the beginning of year	4,166,334	4,161,865	4,121,165
At the end of year	4,679,051	4,166,334	4,161,865
	512,717	4,469	40,700
Current liabilities
At the beginning of year	4,484,837	4,163,807	5,957,980
At the end of year	6,261,573	4,484,837	4,163,806
	1,776,736	321,030	(1,794,174)
Increase (decrease) in working capital	(1,264,019)	(316,561)	1,834,874

The accompanying notes are an integral part of these consolidated financial statements.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(In thousands of Reais)

		Capital Reserves
	Share capital	Share premium	Donations and subsidies	Other capital reserves	Legal reserve	Retained Earnings	Total
Balances at December 31, 2003	5,978,074	2,737,087	6,756	188	550,498	2,996,457	12,269,060
Donations and subsidies for investments	-	-	1,241	-	-	-	1,241
Unclaimed dividends	-	-	-	-	-	45,472	45,472
Net income for the year	-	-	-	-	-	2,181,149	2,181,149
Appropriations:
Transfer for reserves	-	-	-	-	109,058	(109,058)	-
Dividends	-	-	-	-	-	(2,209,690)	(2,209,690)
Interest on shareholders equity	-	-	-	-	-	(755,310)	(755,310)
Witholding tax on interest on shareholders’ equity	-	-	-	-	-	(133,290)	(133,290)
Balances at December 31, 2004	5,978,074	2,737,087	7,997	188	659,556	2,015,730	11,398,632
Donations and subsidies for investments	-	-	593	-	-	-	593
Treasury Shares acquisition	-	-	-	(58,892)	-	-	(58,892)
Unclaimed dividends	-	-	-	-	-	91,927	91,927
Net income for the year	-	-	-	-	-	2,541,947	2,541,947
Appropriations:
Dividends	-	-	-	-	-	(2,790,000)	(2,790,000)
Interest on shareholders equity	-	-	-	-	-	(833,000)	(833,000)
Witholding tax on interest on shareholders’ equity	-	-	-	-	-	(147,000)	(147,000)
Balances at December 31, 2005	5,978,074	2,737,087	8,590	(58,704)	659,556	879,604	10,204,207
Merged capital - TDBH	597,124	-	-	-	-	-	597,124
Merged losses - TDBH		-	-	-	-	(41,476)	(41,476)
Donations and subsidies for investments	-	-	475	-	-	-	475
Treasury Shares cancellation	-	(58,892)	-	58,892	-	-	-
Recess right to the shareholders due to TDBH’s merger - treasury shares	-	-	-	(17,719)	-	-	(17,719)
Unclaimed dividends	-	-	-	-	-	180,956	180,956
Net income for the year	-	-	-	-	-	2,816,151	2,816,151
Appropriations:
Dividends	-	-	-	-	-	(2,349,604)	(2,349,604)
Interest on shareholders equity	-	-	-	-	-	(663,000)	(663,000)
Witholding tax on interest on shareholders’ equity	-	-	-	-	-	(117,000)	(117,000)
Balances at December 31, 2006	6,575,198	2,678,195	9.065	(17,531)	659,556	705,631	10,610,114

The accompanying notes are an integral part of these consolidated financial statements.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(In thousands of Reais)

	Years ended December 31, (a)
	2006	2005	2004
Cash flows from operations:
Net income for the year	2,816,151	2,541,947	2,181,149
Adjustments to reconcile net income to cash provided by operations:
Depreciation and amortization	2,641,554	2,675,136	2,736,811
Monetary /exchange variation on loans and financing	(70,531)	(247,152)	(94,473)
(Gain) loss on permanent asset disposals	5,787	6,569	(6,372)
Loss from equity holding of subsidiaries	(1,034)	17,829	461
Amortization of goodwill on acquisition of CETERP	34,481	41,355	32,043
Allowance for doubtful accounts	412,997	415,273	428,911
Pension and other post-retirement benefit plans, net of funding	30,059	312	(37,658)
Other	5,462	5,687	5,173
(Increase) decrease in operating assets:
Trade accounts receivable	(826,158)	(502,541)	(685,553)
Other current assets	(161,656)	(37,858)	(9,003)
Other noncurrent assets	(166,901)	(203,751)	103,852
Increase (decrease) in operating liabilities:
Payroll and related accruals	17,619	18,206	1,707
Accounts payable and accrued expenses	89,366	323,170	57,636
Taxes other than income taxes	85,323	50,242	85,520
Other current liabilities	149,809	399,156	138,041
Accrued interest	(4,292)	(13,890)	(64,028)
Income tax and social contribution	51,679	(70,146)	623,788
Reserve for contingencies	(98,748)	146,640	127,347
Other noncurrent liabilities.	(3,851)	(28,958)	(19,021)
Cash provided by operations	5,007,116	5,537,226	5,606,331
Cash flows used in investing activities:
Additions to investments, net of cash acquired	-	(21,055)	(95,107)
Advance for future share acquisiton	(200,000)	-	-
Additions to property, plant, and equipment	(1,720,886)	(1,673,889)	(1,338,907)
Proceeds from asset disposals	16,783	29,299	14,549
Cash received on consolidation of CIA ACT de Participações	-	-	1
Cash received on consolidation of Santo Genovese Participações	-	-	4,336
Cash received on TDBH’s merger	18,584	-	-
Cash used in investing activities	(1,885,519)	(1,665,645)	(1,415,128)
Cash flows used in financing activities:
Loans repaid	(1,382,621)	(1,720,014)	(2,812,988)
New loans obtained	1,254,379	1,622,421	2,726,220
Net payments on derivative contracts	(144,274)	(356,384)	(422,426)
Treasury Shares - Purchase	(17,719)	(58,892)	-
Dividends paid	(3,081,782)	(3,133,833)	(3,658,365)
Cash used in financing activities	(3,372,017)	(3,646,702)	(4,167,559)

Increase (decrease) in cash and cash equivalents	(250,420)	224,879	23,645
Cash and cash equivalents at beginning of year	463,456	238,577	214,932
Cash and cash equivalents at end of year	213,036	463,456	238,577

(a) See supplemental cash flow information in Note 12.

The accompanying notes are an integral part of these consolidated financial statements.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the years ended December 31, 2006, 2005 and 2004
(Amounts expressed in thousands of Reais, unless otherwise indicated)
1.	Operations and background

a.     Controlling shareholders

Telecomunicações de São Paulo S.A. - Telesp (formerly Telesp Participações S.A. - TelespPar - “TelespPar”), hereafter referred to as the “Company” or “Telesp”, was formed pursuant to Article 189 of Law No. 9,472/97 of the General Telecommunications Law based on Decree No. 2,546 on April 14, 1998, as part of the privatization of the Telebrás System. The Company is controlled by Telefónica S.A., which as of December 31, 2006, holds indirectly 85.57% of the common shares and 89.13% of the preferred shares of the Company.

b.     Operations

The Company provides fixed-switch telephone service (STFC) in São Paulo State through a Concession Agreement regulated by the Brazilian Government’s regulatory authority, the National Telecommunications Agency - ANATEL. The Company also has, directly or indirectly through its subsidiaries, ANATEL’s authorizations to provide other telecommunication services, as data communication to the business market and broadband internet on Speedy brand. The Company’s area of operation reaches approximately 95.0% of the São Paulo State, and approximately 97.8% of its population, including the municipality of São Paulo city, which is the biggest in Brazil.

The Company is registered with the Brazilian Securities Commission (CVM) as a listed company and its shares are traded on the São Paulo Stock Exchange (BOVESPA). The Company is also registered with the Securities and Exchange Commission - SEC, in the United States of America, and its American Depository Shares - ADSs, level II are traded on the New York Stock Exchange - NYSE.

c.     The STFC Concession Agreement

The Company is a concessionaire of fixed-switch telephone service (STFC) to provide fixed telephone service - local and national long distance services for telephone calls from sectors 31, 32, and 34 from region 3, which comprises the State of São Paulo, established in the General Concession Plan (PGO).

The Concession Agreement’s renewal, dated December 22, 2005, in force since January 1, 2006, awarded as an onerous title, will be valid until December 31, 2025. However, the agreement can be reviewed on December 31, 2010, 2015 and 2020. Such condition allows ANATEL to set up new requirements and goals for universalization and quality of telecommunication services, according to the conditions in force by that moment.

The Concession Agreement establishes that all assets owned by the Company and which are indispensable to the provision of the services described on such agreement are considered reversible assets and are deemed to be part of the concession assets. These assets will be automatically returned to ANATEL upon expiration of the concession agreement, according to the regulation in force by that moment. On December 31, 2006, the net book value of reversible assets is estimated at R$8,027,464 (R$9,129,592 in 2005), comprised of switching and transmission equipment and public use terminals, external network equipment, energy equipment and system and operation support equipment.

Every two years, during the agreement’s new 20-year period, public regime companies will have to pay a renewal fee which will correspond to 2% of its prior-year SFTC revenue, net of taxes and social contributions (See Note 4.l). Exceptionally, the first payment of this biannual fee will be in April, 2007, based on the 2006 STFC net revenues.

d.     The telecommunications services subsidiaries and associated companies

A.Telecom S.A.:

A. Telecom S.A. (formerly Assist Telefônica S.A), is a closely held company, wholly-owned by the Telesp. It is engaged primarily in providing the telecommunication and data services and customer internal telephony network maintenance. The principal services are as follows:

i) Digital condominium, integrated solution of equipment and services for voice transmission, data and images on commercial buildings;

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the years ended December 31, 2006, 2005 and 2004
(Amounts expressed in thousands of Reais, unless otherwise indicated)

ii) Installation, maintenance, exchange and extension of new points of internal telephony wire in companies and houses;

(iii) iTelefônica, provider of free internet access;

(iv) Speedy Wi-Fi, broadband service for wireless internet access;

(v) Speedy Corp, broadband provider developed specially to the corporate market.

Aliança Atlântica Holding B.V.:

 A company formed under the laws of the Netherlands in Amsterdam, is a joint venture originally established in 1997 by Telebrás and Portugal Telecom, in which Telebrás held a 50% share ownership and Portugal Telecom held the remaining 50%. As a result of the privatization of the Telebrás System in February 1998, Telebrás’ share ownership in Aliança Atlântica was transferred to the Company. As of December 31, 2006, the Company holds a 50% interest in Aliança Atlântica and Telefónica S.A. holds the remaining 50%.

Companhia AIX de Participações:

This company is engaged in both direct and indirect development of activities related to the construction, conclusion and operation of underground fiber optic networks. Currently, Telesp holds 50% interest in this company.

Companhia ACT de Participações

Companhia ACT is engaged in providing technical assistance for the preparation of Rede Refibra project, by providing studies to make it more profitable, as well as inspect the activities in progress related to the project. Currently, Telesp holds 50% interest in this company.

Telefônica Empresas S.A.

The business purpose is to render telecommunications services as well as the development, implementation and installation of projects related to integrated business solutions and telecommunication consulting, as well as activities related to rendering of technical assistance and equipment and telecommunications network maintenance services. Telefônica Empresas became a wholly-owned subsidiary of the Company after the corporate reorganization which was carried out in July, 2006 (See Note 2).

2.	Corporate Restructuring

Merger of Atrium Telecomunicações Ltda. into A.Telecom S.A.

On March 1, 2006, the then subsidiary Santo Genovese Participações Ltda., after having merged into its subsidiary Atrium Telecomunicações Ltda., was acquired by A.Telecom S.A., and was extinguished as a result of such operation. A.Telecom began carrying out the activities formerly performed by Atrium.

The operation purpose was to allow the maximization of synergies through the unification of activities within a single company. It also helps rationalize management, simplify the corporate and administrative structure and, at the same time, offer its custumers more integrated services with strengthened commercial structure.

Merger of Telefônica Data Brasil Holding S.A. and partial spin-off of Telefônica Empresas S.A.

 On March 9, 2006, Telesp and Telefônica Data Brasil Holding S.A. (TDBH), both under control of Telefónica Group, announced the proposal for restructuring of the Multimedia Communication Services (“MCS”) activities of Telefônica Empresas S.A. and Telesp. The operation would have the following steps:

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the years ended December 31, 2006, 2005 and 2004
(Amounts expressed in thousands of Reais, unless otherwise indicated)

(i) Acquisition of TDBH by Telesp, whereby TDBH members will receive Telesp shares in accordance with the exchange ratio announced. With this operation, Telefônica Empesas S.A. will become a wholly-owned subsidiary of Telesp. Telesp will succeed TDBH in all its rights and obligations; and,

(ii) Partial spin-off of Telefônica Empresas, with transfer of the SCM activities and assets to Telesp in the regions in which such services are already provided by Telesp.

The Special General Meetings of the companies held on April 28, 2006 approved the proposed corporate reorganization. However, due to a preliminary injunction granted in connection with a judicial proceeding filed against TDBH with the 14th Civil Court of the São Paulo State by minority shareholders, the General Shareholders’ Meeting effects were temporarily suspended until the referred ruling was reconsidered by the Reporting Judge of Appeal n.º 448.590-4/3 with the 10th Appellate Court of the São Paulo State.

The referred injunction was revoked on July 25, 2006, as such, the effects of the corporate reorganization were generated as from publication of the judicial proceeding on July 28, 2006.

The Company took over the net assets of Telefônica Data Brasil Holding S.A. - TDBH, considering the book value as of December 31, 2005, based on a valuation report prepared by a specialized company, including the financial flow occurred until July 31, 2006. The merged net assets were as follows:

TDBH

Assets
Current assets	7.415
Noncurrent assets	548.560
555.975

Liabilities
Current liabilities	287

Merged net assets	555.688

The consolidated financial statements as of December 31, 2005, presented herein for comparison purposes do not comprise these restructuring effects and such effects were considered immaterial for the presentation of “pro-forma” amounts.

3.	Presentation of the financial statements

The accompanying individual and consolidated financial statements as of December 31, 2006 and 2005 were prepared in accordance with accounting practices adopted in Brazil, which are based on accounting practices emanating from Brazilian corporate law (“BR CL”) and accounting standards and procedures established by the Brazilian Securities Commission (CVM).

The authorization to the financial statements’ conclusion occurred in an Executive Commitee Meeting on February 9, 2007.

Assets and liabilities are classified as “current” when their realization or liquidation will probably occur in the next twelve months. Otherwise, they will be classified as noncurrent assets and liabilities.

Accounting estimates are considered for the financial statements preparation process. Such estimates are based on objective and subjective factors according to management’s judgment for the appropriate amounts to be recorded in the financial statements.

Transactions which involve estimates mentioned above may result in different amounts when realized in subsequent periods due to inaccurate results regarding the estimate process. The Company revises its estimates and assumptions periodically.

The consolidated financial statements include the accounts and transactions of the wholly-owned subsidiaries and the jointly controlled affiliates which are proportionally consolidated, according to the corporate participation described below:

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the years ended December 31, 2006, 2005 and 2004
(Amounts expressed in thousands of Reais, unless otherwise indicated)

	2006	2005

A.Telecom S.A.	100%	100%
Telefonica Empresas S.A.	100%	-
Aliança Atlântica Holding B.V.	50%	50%
Companhia AIX de Participações	50%	50%
Companhia ACT de Participações	50%	50%
Santo Genovese Participações Ltda	-	100%

Since the corporate restructuring mentioned above took place on July 28, 2006, the consolidated results of the Company include the results of its subsidiary Telefônica Empresas as from August 2006. The balance sheet balances have been fully consolidated. The comparative information presented in this document does not include the retroactive effects of this operation.

In consolidation, all assets, liabilities, revenues and expenses resulting from intercompany transactions have been eliminated.

The statement of cash flow is presented for purposes of additional analysis and was prepared based on Accounting Standard and Procedure (NPC) nº 20, issued by the Brazilian Institute of Independent Public Accountants (IBRACON).

For the financial statements as of December 31, 2005 and 2004, certain accounts were reclassified to allow adequacy and consistency thereof with the current period. However, the amount of these reclassifications is not material in relation to the financial statements, and consider the Deliberation nº 488/05’s requests for 2006, 2005 and 2004.

4.	Summary of the principal accounting practices

a.	Cash and cash equivalents

Cash equivalents include all readily liquid temporary cash investments or those which are meant to be held until maturity (three months). They are recorded at cost plus income earned to the balance sheet date.

b.	Trade accounts receivable, net

Trade accounts receivable are stated at the rendered service value according to the contracted conditions adjusted by the estimated amount of eventual losses. This caption also includes accounts receivable from services rendered but not billed at the balance sheet date. Allowance for doubtful account is recorded in order to cover eventual losses.

c.	Foreign currency transactions

Transactions in foreign currencies are recorded at the prevailing exchange rate at the date of the transaction. Foreign currency denominated assets and liabilities are translated using the exchange rate at the balance sheet date. Exchange differences resulting from foreign currency transactions were recognized in income.

d.	Inventories

Inventories are stated at average acquisition cost, net of allowance for reduction to realizable value, and segregated into network expansion and consumption, maintenance or sale inventories. Inventories for use in network expansion are classified as “Construction in progress” under “Property, plant and equipment”. Inventories for resale or maintenance are classified as “other assets” in current assets (See Note 20).

e.	Investments

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the years ended December 31, 2006, 2005 and 2004
(Amounts expressed in thousands of Reais, unless otherwise indicated)

Investments in wholly and jointly-owned subsidiaries are accounted for under the equity method. Investments in wholly-owned subsidiaries are fully consolidated and investments in jointly controlled affiliates are proportionally consolidated in accordance with BR CL (see Note 3). Other investments are recorded at cost, less an allowance for probable losses, when considered necessary. The subsidiaries are consolidated with base date December, 31 for each year.

f.	Property, plant and equipment and intangible assets, net

Property, plant and equipment and intangible assets are stated at acquisition and/or construction cost, less accumulated depreciation. Improvement and repair costs when increasing installed capacity or operating life are capitalized; otherwise, these costs are charged to expense in the statements of income as incurred. Depreciation is calculated under the straight-line method based on the estimated useful lives of the assets and as determined by the Public Telecommunications Service regulations. The main depreciation rates are shown in Note 20 and 21.

g.	Deferred charges

Deferred charges are comprised of: (i) pre-operating expenses stated at cost and amortized over a period of five years for the Company and in ten years for AIX pre-operating expenses; (ii) goodwill on acquisition of IP network, amortized over a period of ten years; (iii) goodwill Spanish and Figueira resulting from corporate restructuring occurred in 2001, merged by TDBH, which has been amortized over a period of five years (See Note 22).

h.	Income tax and social contribution

Corporate income tax and social contribution are accounted for on the accrual basis and are presented net of prepaid taxes, paid during the year. Deferred taxes attributable to temporary differences and tax loss carryforwards are recognized as deferred tax assets and liabilities on the assumption of future realization within the parameters established by CVM Instruction No. 371/02.

i.	Loans and financing

Loans and financing include accrued interest to the balance sheet date.

j.	Reserve for contingencies, net

Recognized for those cases in which an unfavorable outcome is considered probable at the balance sheet date. This reserve is presented net of the corresponding escrow deposits and classified as labor, civil or tax contingency (See Note 30).

k.	Revenue recognition

Revenues related to services rendered are accounted for on the accrual basis. Revenue unbilled from the date of the last billing until the date of the balance sheet is recognized in the month the service is rendered. Revenue from the sales of cards for public phones is deferred and recognized in income as the cards are utilized.

l.	Concession agreement’s renewal fee

It is a fee which will be paid every two years, during the 20-year period that the concession agreement is in force, equivalent to 2% of its prior-year SFTC revenue, according to the contract. Expenses are proportionally recognized during corresponding 24 months (See Note 29).

m.	Financial expense, net

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the years ended December 31, 2006, 2005 and 2004
(Amounts expressed in thousands of Reais, unless otherwise indicated)

Represents interest, monetary and exchange variations arising from financial investments, loans and financing obtained and granted, as well as the results of derivative operations. Interest on shareholders’ equity is included in these accounts, however, for disclosure purposes, the amount declared in the year was reversed to debit on retained earnings in equity.

n.	Research and development costs

Beginning January 1, 2001, the Company capitalizes research and development costs and amortizes them over 5 years. Prior to 2001, the Company expensed research and development as incurred. In 2006 and 2005, there was no addition to the capitalized research and development costs. In 2004, the Company capitalized research and development costs of R$9,753. At December 31, 2006, 2005 and 2004, the Company had R$9,288, R$17,783 and R$29,362, respectively, of deferred research and development costs recorded as a component of property, plant and equipment in the consolidated balance sheets, net of accumulated amortization of R$48,607, R$40,112 and R$28,533, respectively.

o.	Advertising expenses

Advertising expenses are charged to selling expense as incurred. Advertising expenses were R$193,287, R$188,750 and R$179,691 in 2006, 2005 and 2004, respectively.

p.	Pension and other post-retirement benefit

The Company provides pension and other post-retirement benefits to employees through separate plans. Actuarial liabilities were calculated using the projected unit credit method as provided by CVM Resolution No. 371/00. Other considerations related to these plans are described in note 31.

q.	Derivatives

Gains or losses on derivative transactions are recorded monthly in income. The net amounts payable or receivable regarding derivative operations (exchange swaps) are recorded in the balance sheet, as described in note 9 and 35.

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

5.	Net operating revenue

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the years ended December 31, 2006, 2005 and 2004
(Amounts expressed in thousands of Reais, unless otherwise indicated)

	2006	2005	2004
Local services:
Monthly subscription charges	5,689,614	5,691,344	4,978,923
Activation fees	119,349	97,681	68,783
Measured service charges	3,242,825	3,247,830	3,064,637
Public telephones	584,924	443,166	367,107
Total	9,636,712	9,480,021	8,479,450
Long-distance services:
Intraregional (i)	2,090,177	2,042,046	2,327,057
Interregional (i)	927,219	1,184,391	732,274
International (i)	152,656	171,270	112,620
Total	3,170,052	3,397,707	3,171,951
Data transmission	2,020,445	1,313,020	909,255
Network usage services	4,243,390	4,220,250	4,039,139
Interconnection services (i)	534,825	753,801	809,170
Goods sold	10,249	8,199	21,051
Network access (i)	397,469	415,196	392,503
Other	783,621	762,726	603,155
Total gross operating revenue	20,796,763	20,350,920	18,425,674
Value added and other indirect taxes	(5,530,866)	(5,371,979)	(4,901,797)
Discounts	(622,876)	(583,840)	(215,247)
Net operating revenue	14,643,021	14,395,101	13,308,630

(i)
For a better presentation of Operating Revenue for the market and ANATEL, certain reclassifications were made to some 2005 components of net operating revenue, mainly “Long-distance services”, “Interconnection services” and “Network access“.

On July 10, 2006 and July 14, 2006, through Notices No. 59.517 and No. 59.665, ANATEL approved the percentage of tariff adjustments for fixed-switch telephone service (STFC), based on criteria established in the local and domestic long-distance concession contracts, effective July 14, 2006 for Local Basic Plan and July 20, 2006 for Domestic Long Distance Basic Plan. The average decreases are as follows: (0.38%) for Local Basic Plan and (2.73%) for Long Distance National Basic Plan.

New rules for interconnection services were effective since January 1, 2006, in accordance with renewal of Local and Domestic Long-Distance Concession Contracts. The tariff for local network (TU-RL) is limited to 50% of the local minute value, which resulted in a tariff decrease of (22.3%) from January 1, 2006.

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

6.	Cost of goods and services

	2006	2005	2004
Depreciation and amortization	(2,351,376)	(2,396,179)	(2,495,647)
Network interconnection	(3,554,364)	(3,578,977)	(3,511,690)
Outsourced services	(1,171,748)	(1,198,734)	(1,059,384)
Personnel	(231,371)	(207,997)	(188,186)
Materials	(42,841)	(49,249)	(41,347)
Cost of products sold	(5,481)	(6,199)	(19,294)
Other	(423,329)	(279,388)	(180,462)
	(7,780,510)	(7,716,723)	(7,496,010)

7.	Operating expenses

a.	Selling expense:

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the years ended December 31, 2006, 2005 and 2004
(Amounts expressed in thousands of Reais, unless otherwise indicated)

	2006	2005	2004
Outsourced services	(1,055,174)	(1,016,120)	(886,346)
Allowance for doubtful accounts	(412,997)	(415,273)	(428,911)
Personnel	(299,835)	(246,910)	(204,014)
Materials	(92,269)	(71,851)	(55,725)
Depreciation and amortization	(14,628)	(7,862)	(7,509)
Other	(49,536)	(52,361)	(24,140)
	(1,924,439)	(1,810,377)	(1,606,645)

b.	General and administrative expense:
	2006	2005	2004
Outsourced services	(444,227)	(426,838)	(318,225)
Personnel	(226,244)	(153,904)	(147,568)
Depreciation and amortization	(275,550)	(271,095)	(233,655)
Rental and insurance	(13,475)	(6,393)	(18,587)
Materials and others	(23,127)	(5,690)	(28,767)
	(982,623)	(863,920)	(746,802)

8.	Other operating income (expense), net

	2006	2005	2004
Taxes other than income taxes	(251,760)	(220,464)	(223,196)
Technical and administrative services	50,371	40,643	56,418
Provision for contingencies, net	194,627	(53,182)	(78,977)
Fines on telecommunication services	116,236	114,625	102,735
Recovered expenses	166,529	88,921	95,392
Amortization of goodwill	(34,481)	(41,355)	(32,043)
Commissions on voice and data communication services (a)	-	-	(95,289)
Allowance for reduction to market value of inventories	(4,569)	(7,518)	(9,626)
Foreign exchange gain (losses) on proportionally consolidated affiliates	1,034	(17,829)	(461)
Other	38,254	(72,095)	(4,800)
	276,241	(168,254)	(189,847)

(a) Refers mainly to commissions paid to Telefônica Empresas S.A., which were recorded as “Selling Expenses - Outsourced Services” in 2005 for a better presentation.

9.	Financial expense, net

	2006	2005	2004
Financial income	179,525	180,277	164,727
Financial expense	(463,440)	(512,912)	(387,301)
Exchange/monetary variations	119,197	287,024	117,228
Derivative transactions	(166,337)	(414,721)	(298,862)
	(331,055)	(460,332)	(404,208)

10.	Nonoperating income, net

	2006	2005	2004
Gain (loss) on permanent assets disposals	(5,787)	(6,569)	6,372
Other income, net	29,410	44,368	33,730
	23,623	37,799	40,102

11.	Income Tax and Social Contribution

Brazilian income taxes include federal income tax and social contribution. For the three-year period ended December 31, 2006 the income tax rate was 25% and social contribution rate was 9%. The tax expense and

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the years ended December 31, 2006, 2005 and 2004
(Amounts expressed in thousands of Reais, unless otherwise indicated)

taxes on temporary differences, tax loss, and social contribution loss carryforwards were calculated using the rate of 34%.

The Company recognizes income tax and social contribution monthly on the accrual basis and pays the taxes on an estimated basis, in accordance with the trial balance for suspension or reduction. The taxes calculated on income until the month of the financial statements are recorded in liabilities or assets, as applicable.

The composition of income tax expense is as follows:

Income tax expense	2006	2005	2004
Current:
Income tax	(833,461)	(711,275)	(337,161)
Social contribution	(302,766)	(258,452)	(116,601)

Deferred:
Tax loss carryforwards	(6,789)	(415)	(128,098)
Reserve for contingencies	(26,490)	49,858	46,213
Pension and other post-retirement benefits	10,220	77	(12,804)
Merged tax credit on goodwill amortization	(11,629)	-	(219,680)
Derivative transactions	8,137	95,428	-
Allowance for doubtful accounts	43,382	8,843	6,966
Additional indexation expense until 1990	2,657	3,299	5,365
Unrealized exchange rate variation gains	(2,024)	(60,463)	-
Other	10,656	1,753	31,729
Total	28,121	98,380	(270,309)

Total income tax and social contribution expense	(1,108,107)	(871,347)	(724,071)

The following is a reconciliation of the amounts calculated by applying the combined statutory tax rates to the reported income before taxes and the reported income tax expense:

	2006	2005	2004
Income before taxes as reported in the accompanying financial statements	3,924,258	3,413,294	2,905,220
Tax charged at the combined statutory rate (34%)	(1,334,247)	(1,160,521)	(987,775)
Permanent additions:
Nondeductible expenses	(37,302)	(19,756)	(14,747)
Loss from changes in equity in subsidiaries	352	(6,062)	(157)
Permanent exclusions:
Interest on shareholders´ equity	265,200	333,200	302,124
Incentives	7,494	6,564	4,930
Unclaimed interest on shareholders’ equity	(9,604)	(24,772)	(15,317)
Other	-	-	(13,129)
Income tax and social contribution as reported in the accompanying financial statements	(1,108,107)	(871,347)	(724,071)
Effective rate	28.2%	25.5%	24.9%

In 2006, 2005 and 2004, the Company treated part or all of its dividends as interest on shareholders´ equity. As a result, under Brazilian tax law, it was entitled to treat this part of the dividend as tax deductible for income tax purposes.

The composition of deferred tax assets and liabilities is as follows:

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the years ended December 31, 2006, 2005 and 2004
(Amounts expressed in thousands of Reais, unless otherwise indicated)

Deferred tax assets	2006	2005
Tax loss carryforwards	21,542	28,331
Reserve for contingencies	300,030	326,520
Pension and other post-retirement benefits	25,508	15,288
Allowance for doubtful accounts	144,790	101,408
Merged tax credit - T.Empresas (See Note 2) (a)	128,413	-
Other temporary differences (b).	368,888	338,100
Total (Note 15)	989,171	809,647

Deferred tax liabilities:
Additional indexation expense until 1990	22,432	25,089
Unrealized exchange rate variation gains	62,487	60,463
Total	84,919	85,552

(a)	Merged tax credit

As mentioned in Note 2, as a result of the merger of TDBH on July 28, 2006, the goodwill generated on the acquisition of investment Figueira Administração e Participações S.A. was merged into the Company. Figueira held telecommunications network operating assets of Banco Itaú S.A., in addition to investments in Galáxia Administrações e Participações S.A., a company having authorization for SCM (Multimedia Communication Service).

The book entries maintained for Company´s corporate and tax purposes were made in specific goodwill and provision accounts (merged) and the corresponding amortization, reversal of provision and tax credit realization are as follows:

Parent Company
Balance Sheet	2006
Goodwill, net of amortization	377,686
Reserve, net of reversals	(249,273)
Tax benefit, net	128,413

Parent Company
Income Statement	2006
Goodwill amortization	(34,203)
Reversal of reserve	22,574
Tax benefit	11,629
Effect on net income	-

For purposes of calculation of the tax credit arising from the merger, the tax rates applied were 25% for income tax and 9% for social contribution.

As shown above, goodwill amortization, net of provision reversal and related tax credit, did not generate any effects on net income for the period ended December 31, 2006.

For presentation purposes, the net amount of R$128,413 (R$100,396 in noncurrent assets and R$28,017 in current assets), which essentially represents the merged tax credit, was reclassified in the balance sheet to deferred and recoverable taxes, in noncurrent assets, in accordance with CVM Instruction nº 349, of March 6, 2001. Goodwill amortization and provision reversal are recognized in the accounting records as operating income and expenses and the corresponding tax credit is recognized in the financial statements as provision for income and social contribution taxes.

(b)  Other temporary differences

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the years ended December 31, 2006, 2005 and 2004
(Amounts expressed in thousands of Reais, unless otherwise indicated)

Income tax credit	2006	2005
Profit Sharing	22,048	18,216
Accrued losses	13,127	13,126
Other provisions	134,501	115,604
Derivative transactions	76,151	70,168
Allowance for reduction to market value	24,982	28,493
FUST	85	-
Dismantling provision	346	-
Goodwill	1	2,996
Total	271,241	248,603

Social Contribution credit	2006	2005
Profit Sharing	7,937	6,558
Accrued losses	4,726	4,726
Other provisions	48,421	41,618
Derivative transactions	27,414	25,260
Allowance for reduction to market value	8,993	10,257
Goodwill	-	1,078
FUST	31	-
Dismantling provision	125	-
Total	97,647	89,497

Total other temporary differences	368,888	338,100

(c)  Composition of tax liabilities:

	2006	2005
Social contribution payable	16,188	1,411
Federal income tax payable	63,692	21,350
Deferred tax liabilities	84,919	85,552
Total	164,799	108,313
Current	144,747	85,604
Noncurrent	20,052	22,709

Income tax and social contribution payable are presented net of advances paid during the year, according to CVM Deliberation nº 489/2005.

12.	Supplemental cash flow information

	2006	2005	2004
Income tax and social contribution paid	1,049,944	1,072,243	153,799
Interest paid	245,144	322,622	287,921

Noncash transactions:
Donations and subsidies for investments	472	593	1,241

13.	Cash and cash equivalents

	2006	2005
Bank accounts	39,871	38,997
Short-term investments	173,165	424,459
	213,036	463,456

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the years ended December 31, 2006, 2005 and 2004
(Amounts expressed in thousands of Reais, unless otherwise indicated)

All cash and cash equivalents are denominated in Brazilian Reais. Short-term investments are indexed under CDI (Certificate for Interbank Deposits) rate variation, are readily liquid and are maintained with first line financial institutions.

14.	Trade accounts receivable, net

	2006	2005
Billed amounts	2,498,982	2,204,490
Accrued unbilled amounts	1,339,943	1,153,231
Gross accounts receivable	3,838,925	3,357,721
Allowance for doubtful accounts	(560,878)	(574,453)
Total	3,278,047	2,783,268

	2006	2005
Current	2,511,292	2,172,579
Past-due - 1 to 30 days	482,450	473,348
Past-due - 31 to 60 days	167,145	127,630
Past-due - 61 to 90 days	97,949	59,693
Past-due - 91 to 120 days	75,856	40,306
Past-due - more than 120 days	504,233	484,165
	3,838,925	3,357,721
Changes in the allowance for doubtful accounts were as follows:

	2006	2005	2004
Beginning balance	574,453	568,137	574,685
Provision charged to selling expense (Note 7a)	412,997	415,273	428,911
Write-offs	(426,572)	(408,957)	(435,459)
Ending balance	560,878	574,453	568,137

15.	Deferred and recoverable taxes

	2006	2005
Withholding tax	88,645	61,484
Recoverable income tax and social contribution	14,716	5,869
Deferred income tax assets (Note 11)	989,171	809,647
State VAT (ICMS) (a)	367,696	230,859
Other	14,435	26,457
	1,474,663	1,134,316
Current	911,624	676,210
Noncurrent	563,039	458,106

(a)	State VAT (ICMS)

Refers to credits on the acquisition of property, plant and equipment items which are available to offset State VAT (ICMS) taxes payable generated from service revenues. The utilization of these credits, however, is generally limited to 1/48 of the credit amount per month.

16.	Other assets

	2006	2005
Maintenance inventories:
Consumable supplies	94,883	84,897
Resale items	73,285	90,341
Scrap	351	634
Public telephone prepaid cards	13,063	13,200
Allowance for reduction to market value and obsolescence (a)	(99,927)	(113,971)
Subtotal	81,655	75,101

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the years ended December 31, 2006, 2005 and 2004
(Amounts expressed in thousands of Reais, unless otherwise indicated)

Receivables from related parties	71,054	54,043
Prepayments	75,647	65,443
Recoverable advances	81,979	47,465
Receivables from Barramar S.A. (b)	65,579	71,041
Receivables from sale of properties and scrap	1,219	11,607
Other	20,348	24,879
	397,481	349,579
Current	276,344	243,400
Noncurrent	121,137	106,179

a)	The allowance for reduction to market value and obsolescence of resale items and consumable supplies was based on a combination of factors that affected the telecommunications sector during the years.
b)	Refers to receivables from Barramar S.A. recorded by the Company net of allowance for losses.

17.	Advance for future share acquisition

Agreement entered into with Abril Comunicações S.A. - According to Relevant Fact, published on October 31, 2006 and in compliance with the Brazilian Securities and Exchange Commission (CVM) Instruction No. 358, dated 1/3/2002, on October 29, 2006, the Company published the agreement entered into with Abril Comunicações S.A., TVA Sistema de Televisão S.A., and the companies Comercial Cabo TV São Paulo Ltda., TVA Sul Paraná Ltda., and TVA Radioenlaces Ltda. (“Abril”), the Private Agreement of Convergence, Purchase and Sale of business, assets, shares and other agreements (“Contract”), with a view to converging the supply of telephone, broadband and cable TV services (“triple play”), and thus broaden the services to meet the increasing demand of such service users. The operation seeks to combine the expertise of the Abril Group in the production and placement of content and media, and of the Telefônica Group in the telecommunications segment.

For such, according to the terms of the Contract, the Company and Abril will put forth their combined efforts through several formal contract relations of commercial and operating natures. After implementation of a corporate restructuring involving Tevecap S.A. and the companies under its control, referred to above, holders of licenses and assets for rendering of Multichannel Multipoint Distribution Service (MMDS), Cable and Multimedia Communication Services (SCM) for broadband purposes, the objects of acquisition by the Company will be the shares representing 100% of the capital of a company which, on the closing date provided for in the Contract, will hold (i) directly, 100% of the shares representing an MMDS and broadband service company within and out of the state of São Paulo; (ii) indirectly, 100% of the preferred shares, in addition to part of the common shares, within the limits established in current legislation and regulations, of a Cable television service company out of the state of São Paulo; and (iii) indirectly, 100% of the preferred shares, in addition to part of the common shares, within the limits established in current legislation and regulations, of the capital of a Cable television service company within the state of São Paulo.

The effective acquisition of shareholding and the consequent transfer of shares, particularly the acquisition of control of the company holder of the MMDS license, are conditional upon previous approval by the National Communications Agency (ANATEL) and compliance with the other condition precedents provided for in the Contract. The Brazilian Antitrust Agency (CADE) must also analyze the transaction from the competitiveness point of view.

The Company further informs that a Special General Meeting will be held to confirm the Contract signature, in the terms of paragraph 1, article 256 of Law No. 6404/76, after its execution as per the terms above.

In order to meet the contractual conditions, on December 28, 2006, the Company paid the amount of R$200,000 in advance to Abril Group, and received as a warrant assets of TVA’s network.

18.	Escrow Deposits

	2006	2005
Civil	115,361	59,976
Taxes	205,861	237,320

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the years ended December 31, 2006, 2005 and 2004
(Amounts expressed in thousands of Reais, unless otherwise indicated)

Labor	61,972	41,648

Noncurrent	383,194	338,944

The amounts presented above refer to escrow deposits for those cases in which an unfavorable outcome is considered possible or remote.

19.	Investments

	2006	2005
Investments carried at cost:
Portugal Telecom	130,658	129,655
Other companies	26,781	26,795
Allowance for losses	(15,903)	(29,247)

Tax incentive investments	-	15,164

Other investments	3,360	3,360

Goodwill on acquisition of Santo Genovese Participações Ltda., net of amortization	95,856	107,838
Goodwill on merger of Katalyx Cataloguing do Brasil Ltda.	945	-
	241,697	253,565

Additional information

•	Companhia AIX de Participações

The negative goodwill of R$17,470, on the acquisition of shares of Companhia AIX de Participações recorded by the Company was allocated to “Deferred income” in the consolidated balance sheet in accordance with CVM Instruction nº. 247/96.

•	Santo Genovese Participações Ltda.

On December 24, 2004 the Company acquired control of Santo Genovese Participações Ltda. The acquisition cost was R$113,440. The Company paid R$92,668 in December 2004 and the remaining balance during 2005. Goodwill is being amortized over 10 years, and is based on future profitability studies.

Acquisition of Santo Genovese Participações Ltda. by A.Telecom S.A.

On March 1, 2006 the Company approved the proposed acquisition of Santo Genovese by A.Telecom, kicking off the corporate reorganization process of its subsidiaries A.Telecom S.A. (former Assist Telefônica S.A.), Santo Genovese Participações Ltda. and Atrium Telecomunicações Ltda., which entailed substitution of units of interest of Santo Genovese, held by Telesp, for shares issued by A.Telecom and fully attributed to the Company in lieu of the investment held in Santo Genovese.

The merger of the net equity of Santo Genovese resulted in a capital increase in A.Telecom, of R$16,969.

The main financial information of the subsidiaries, as of December 31, 2006 and 2005 are as follows:

	2006
	Aliança Atlântica	A. Telecom	Companhia AIX	Companhia ACT	Telefonica Empresas

Paid-up capital	112,809	270,969	460,929	1	210,025
Capital reserve	-	-	-	-	1,137
Retained earnings (accumulated deficit)	5,983	(51,512)	(333,537)	50	(145,453)
Shareholders’ equity	118,792	219,457	127,392	51	65,709

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the years ended December 31, 2006, 2005 and 2004
(Amounts expressed in thousands of Reais, unless otherwise indicated)

	2006
	Aliança Atlântica	A. Telecom	Companhia AIX	Companhia ACT	Telefonica Empresas

Shares (thousands)
Number of subscribed and paid-up shares	88	407,154	298,562	1	215,640
Number of common shares owned	44	407,154	149,281	0,5	215,640
Ownership percentage	50%	100%	50%	50%	100%

	2005
	Aliança Atlântica	A. Telecom	Companhia AIX	Companhia ACT	Santo Genovese

Paid-up capital	110,763	254,000	460,929	1	76,850
Capital reserve	-	-	-	-	450
Retained earnings (accumulated deficit)	403	(94,614)	(329,644)	50	(60,330)
Shareholders’ equity	111,166	159,386	131,285	51	16,970

Shares (thousands)
Number of subscribed and paid-up shares	88	367,977	298,562	1	51,850
Number of common shares owned	44	367,977	149,281	0,5	51,850
Ownership percentage	50%	100%	50%	50%	100%

The Company’s equity in subsidiaries is as follows:

	2006	2005

Aliança Atlântica	4.026	(15.551)
A. Telecom	39.499	(6.809)
Companhia AIX de Participações	(1.946)	(6.041)
Companhia ACT de Participações	-	1
Telefonica Empresas S.A.	(31,552)	-
Santo Genovese	3,603	(4,086)
	13,630	(32,486)

20.	Property, plant and equipment, net

a.	Composition:

			2006
	Annual Depreciation Rates %	Cost	Accumulated Depreciation	Net Book Value
Construction-in progress	-	362,253	-	362,253
Automatic switching equipment	12.50 to 20.00	16,574,992	(13,589,154)	2,985,838
Transmission and other equipment	10.00	12,174,146	(9,154,475)	3,019,671
Transmission equipment - modems	20.00	709,915	(533,127)	176,788
Underground and marine cables, poles and towers	5.00 to 6.67	416,911	(232,427)	184,484
Subscriber, public and booth equipment	12.50	2,107,014	(1,399,038)	707,976
Electronic data processing equipment	20.00	575,836	(468,959)	106,877
Land	-	254,005	-	254,005
Buildings and underground ducts	4.00	6,513,350	(3,607,751)	2,905,599
Other assets	20.00	145,230	(100,158)	45,072
		39,833,652	(29,085,089)	10,748,563

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the years ended December 31, 2006, 2005 and 2004
(Amounts expressed in thousands of Reais, unless otherwise indicated)

			2005
	Annual Depreciation Rates %	Cost	Accumulated Depreciation	Net Book Value
Construction-in progress	-	317,246	-	317,246
Automatic switching equipment	12.50 to 20.00	15,893,532	(12,377,428)	3,516,104
Transmission and other equipment	10.00	11,569,647	(8,397,114)	3,172,533
Transmission equipment - modems	20.00	597,184	(439,597)	157,587
Underground and marine cables, poles and towers	5.00 to 6.67	407,157	(215,923)	191,234
Subscriber, public and booth equipment………….	12.50	1,951,370	(1,184,646)	766,724
Electronic data processing equipment	20.00	519,396	(423,587)	95,809
Land	-	253,802	-	253,802
Buildings and underground ducts	4.00	6,429,416	(3,392,543)	3,036,873
Other assets	20.00	92,594	(68,591)	24,003
		38,031,344	(26,499,429)	11,531,915

b.	Rentals

The Company rents equipment, building and facilities through agreements that expire at different dates. The monthly rental payments are at an equal amount for the period of the contract, annually restated. Total annual rent expense under these agreements was as follows:

	2006	2005	2004
Rent expense	259,017	223,088	185,224

Rental commitments related primarily to facilities where the future minimum rental payments under leases with remaining noncancellable terms in excess of one year are:

Year ended December 31,
2007	3,287
2008	3
Total minimum payments	3,290

c.	Guarantees

The Company has property items pledged as guarantee in connection with certain legal proceedings as of December 31, 2006. The aggregate amount of claims involved is R$216,659 (R$201,293 in 2005).

21.	Intangible assets

			2006
	Annual Depreciation Rates %	Cost	Accumulated Depreciation	Net Book Value
Patents and trademarks	10.00	1,517	(1,511)	6
Software	20.00	1,928,952	(1,084,052)	844,900
Others	20.00	166,334	(108,327)	58,007
		2,096,803	(1,193,890)	902,913

			2005
	Annual Depreciation Rates %	Cost	Accumulated Depreciation	Net Book Value
Patents and trademarks	10.00	1,476	(1,470)	6
Software	20.00	1,578,412	(777,758)	800,654
Others	20.00	105,576	(80,128)	25,448
		1,685,464	(859,356)	826,108

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the years ended December 31, 2006, 2005 and 2004
(Amounts expressed in thousands of Reais, unless otherwise indicated)

22.	Deferred charges

Deferred charges as of December 31, 2006 and 2005 are as follows:

	2006	2005
Preoperating expenses (a)
Cost	65,279	65,279
Accumulated amortization	(56,973)	(44,863)
	8,306	20,416
Goodwill on the acquisition of the IP network (b)
Cost	72,561	72,561
Accumulated amortization	(29,024)	(21,843)
	43,537	50,718
Goodwill on Spanish and Figueira (TDBH’s merged) (c)
Cost	301,276	-
Accumulated amortization	(52,965)	-
	248,311	-
Other
Cost	12,059	12,059
Accumulated amortization	(5,927)	(4,612)
	6,132	7,447
Total	306,286	78,581

(a)
Preoperating expenses refer to costs incurred during the preoperating stage for long-distance services, which amortization began in May 2002 and is recorded over a period of 60 months. Pre-operating expenses in subsidiaries are being amortized over 120 months.

(b)
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

(c)
The goodwill resulting from takeover of Telefônica Data Brasil Holding S.A. (TDBH) refers to the corporate restructuring that took place in July 2001, with the spin-off of Figueira. According to the Company business plans, such goodwill is recoverable in future operations, within a maximum period of 60 (sixty) months from the takeover date.

23.	Payroll and related accruals

	2006	2005
Wages and salaries	22,493	22,385
Accrued social security charges	89,053	71,313
Accrued benefits	18,929	5,221
Employee profit sharing	71,758	63,242
	202,233	162,161

24.	Accounts payable and accrued expenses

	2006	2005
Amounts payable to suppliers
In local currency	1,644,074	1,505,179
In foreign currency	1,696	1,792
Current	1,645,770	1,506,971

25.	Taxes other than income taxes

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the years ended December 31, 2006, 2005 and 2004
(Amounts expressed in thousands of Reais, unless otherwise indicated)

	2006	2005
Value-added taxes	717,406	676,834
Other indirect taxes on operating revenues (a)	73,293	333,479
Others (b)	46,870	37,076
	837,569	1,047,389
Current	811,668	761,970
Long-term	25,901	285,419

(a) In October, 2006, the Company reversed a federal tax contingency related to the favorable ruling for the Company in the legal process questioning the increase in calculation basis of Contributions for Financing of Social Security (COFINS - applicable until February 2004) and for the Social Integration Program (PIS - applicable until November 2002) with the inclusion of financial revenues, securitizations and foreign exchange rate variations, in the amount of R$274,277 on September 30, 2006 (R$260,536 on December 31, 2005), of which R$123,287 correspond to interest and monetary variation. The effect of the aforesaid reversion is R$257,623 as provision reversal and R$16,654 as monetary restatement for 2006.

(b) Includes FUST payable in the amount of R$66,203 in December, 2006, net of escrow deposits in the amount of R$53,099.

26.	Dividends and interest on shareholders’ equity payable

	2006	2005
Payable by Telesp to:
Controlling shareholders	89,849	283,745
Minority shareholders	563,373	619,611
	653,222	903,356

27.	Loans and financing

	Currency	Annual Interest rate %	Maturity	2006

Mediocrédito	US$	1.75%	2007	6,431
Mediocrédito	US$	1.75%	2008 to 2014	41,798
Other loans in foreign currency	US$/JPY	Various (c)	2007	303,969
Other loans in foreign currency	US$	Various (c)	2008 to 2009	445,680
Loan in local currency	R$	130% of CDI	2007	737
Accrued interest (a)	R$/US$/ JPY/R$	-	2007	2,890
Accrued interest (b)	US$	-	2008 to 2009	22,139
				823,644
Current				314,026
Long-term				509,618

	Currency	Annual Interest rate %	Maturity	2005

Mediocrédito	US$	1.75%	2006	7,040
Mediocrédito	US$	1.75%	2007 to 2014	52,802
Other loans in foreign currency	US$/JPY	Various (c)	2006	203,903
Other loans in foreign currency	US$	Various (c)	2007 to 2009	588,068
Loan in local currency	R$	6% + 3.75% spread and CDI + 0.4% per month	2006	1,898
Accrued interest (b)	R$/US$/ JPY/CAN$	-	2006	12,170
Accrued interest (b)	US$	-	2007	9,983
				875,864
Current				225,011
Long-term				650,853

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the years ended December 31, 2006, 2005 and 2004
(Amounts expressed in thousands of Reais, unless otherwise indicated)

(a)	Refers to interest on loan in local currency (R$304) and loans in foreign currency (R$2,586).

(b)	Refers to interest on loans denominated in foreign currency.

(c)	Line item represents aggregate of other loans in foreign currency, each with its own respective interest rate. See Note 27a below for detail on respective interest rates.

CDI - Certificate for Interbank Deposits. CDI is an index based upon the average rate per cost of loans negotiated among the banks within Brazil. At December 28, 2006, CDI’s rate was 13.17%.

a.	Other loans in foreign currency

The composition of other loans in foreign currency is as follows:

	Currency	Annual interest rate -%	2006

Resolution No. 2,770	JPY	0.28 to 5.78	215,118
Resolution No. 2,770	US$	4.80	289,701
“Untied Loan” - JBIC	JPY	LIBOR + 1.25	269,209
			774,028

	Currency	Annual interest rate -%	2005

Resolution No. 2,770	US$	5.70 to 6.9	114,974
Resolution No. 2,770	US$	4.80	302,911
“Untied Loan” - JBIC	JPY	LIBOR + 1.25	395,808
			813,693

b.	Guarantees

Loans related to Mediocrédito are guaranteed by Federal Government.

c.	Debt acceleration risk

The Company’s JBIC - Japan Bank for International Cooperation loan agreement contains standard restrictive clauses (covenants) relating to maintenance of financial ratios. At December 31, 2006, the Company complied with the covenants.

d.	Repayment schedule

Long-term debt as of December 31, 2006 is scheduled to be repaid as follows:

Maturity	Total
2008	385,191
2009	95,490
2010	6,431
2011	6,431
2012	6,431
Thereafter	9,644
509,618

28.	Debentures

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the years ended December 31, 2006, 2005 and 2004
(Amounts expressed in thousands of Reais, unless otherwise indicated)

	Currency	Annual Interest rate %	Maturity	2006

Debentures	R$	103.5 % of CDI	2007	1,500,000
Accrued interest	R$	-	2007	14,514
				1,514,514
Current				1,514,514

	Currency	Annual Interest rate %	Maturity	2005

Debentures	R$	103.5 % of CDI	2007	1,500,000
Accrued interest	R$	-	2006	21,744
				1,521,744
Current				21,744
Long-term				1,500,000

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

29.	Other liabilities

	2006	2005
Consignments on behalf of third parties
Collateral for deposits	1,858	1,848
Amounts charged to users	96,025	89,712
Retentions	70,684	89,725
Other consignments	1,225	1,337
Total	169,792	182,622

Liabilities with related parties (Note 33)	25,494	76,048
Selling of fraction shares after reverse split of shares (Note 39d)	115,585	99,860
Advances from customers	55,388	58,868
Amounts to be refunded to subscribers	61,667	39,874
Concession renewal fee	121,684	-
Other	58,215	44,163
	607,825	501,435
Current	558,414	455,974
Long-term	49,411	45,461

30.	Reserve for contingencies

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the years ended December 31, 2006, 2005 and 2004
(Amounts expressed in thousands of Reais, unless otherwise indicated)

	Amounts involved
	2006				2005
	Labor	Tax	Civil	Total	Total

Beginning balance	343,530	243,468	56,569	643,567	541,136

Additions	51,065	22,902	69,458	143,425	99,965
Payments/Reversal	(49,621)	(19,641)	(35,418)	(104,680)	(63,233)
Monetary Variation	66,804	38,454	34,963	140,221	65,699
Spin-off TEmpresas	3,248	-	120	3,368	-

Ending balance	415,026	285,183	125,692	825,901	643,567

Escrow Deposits	(81,475)	(56,853)	(10,194)	(148,522)	(71,963)

Net	333,551	228,330	115,498	677,379	571,604

Current	57,896	110	42,655	100,661	67,791
Noncurrent	275,655	228,220	72,843	576,718	503,813

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

The Company, itself and also as successor-in-interest to certain entities, and its subsidiaries are involved in labor, tax and civil proceedings. Company management, in conjunction with and based on the opinion of its legal counsel, has recognized reserves for those cases in which an unfavorable outcome is considered probable, as follows:

Nature	2006	2005

Labor	415,026	343,530
Tax	285,183	243,468
Civil	125,692	56,569
Total	825,901	643,567
Current	100,661	67,791
Long term	725,240	575,776

Labor contingencies

The Company has various labor contingencies in the amount of R$2,833,034 at December 31, 2006, of which R$415,026 was reserved to cover probable losses.

These contingencies involve several lawsuits, mainly related to wage differences, wage equivalence, overtime, employment relationship with employees of outsourced companies and job hazard premium, among others.

Tax contingencies

The Company has various tax contingencies in the amount of R$5,126,932 at December 31, 2006, of which R$285,183 was reserved to cover probable losses.

The principal tax contingencies for which the risks are considered remote, possible and probable by management and in conjunction with its legal counsel are as follows:

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the years ended December 31, 2006, 2005 and 2004
(Amounts expressed in thousands of Reais, unless otherwise indicated)

•  Claims by the National Institute of Social Security (INSS), referring to:

a.
Several legal proceedings for the collection of Seguro de Acidente de Trabalho (Workers Accident Insurance Compensation, or SAT) from January 1986 to June 1997, in the amount of R$310,844. Based on a partially unfavorable court decision, management decided to record a provision of R$102,402 relating to the portion of the total amount for which the likelihood of loss is probable. The Company made an escrow deposit in the amount of R$533.

b.
Discussion relating to certain amounts paid under the Company’s collective labor agreements, as a result of inflationary adjustments arising out of Planos Bresser and Verão, in the aggregate amount of R$137,144 for which an unfavorable outcome is considered possible. Based on jurisprudence and a court decision for a similar proceeding involving a related company, management decided to record a provision of R$94,452 relating to the portion of the total amount for which the likelihood of loss is probable.

c.
Notification demanding social security contributions, SAT and amounts for third parties (National Institute for Agrarian Reform and Colonization (INCRA) and Brazilian Mini and Small Business Support Agency (SEBRAE)) for the payment of various salary amounts for the period from January 1999 to December 2000, in the amount of R$57,984. These lawsuits are in the 1st lower court and at the last administrative level, respectively. No provision was made for the balance, for which the likelihood of loss is deemed possible.

d.
Notification demanding social security contributions for joint liability in 1993, in the amount of R$187,055, for which the risk is considered possible. No provision was made for this lawsuit. This process is at the 2nd administrative level.

e.
Legal proceedings imposed fines amounting to R$161,982 for distribution of dividends when the Company was allegedly in debt to INSS. No provision was made for the balance, for which the likelihood of loss is deemed possible. This matter is at the 2nd administrative level.

f.
On December 20, 2005, tax deficiency notices related to the period between May/1995 and December/1998 were drawn against the Company, demanding the payment of social security contributions amounts, assessed under an estimated tax base and taking into consideration the existence of a joint liability among the Company, general service providers and civil construction companies. R$236,474, which is based on the tax authority’s use of incorrect criteria for determining the amount of the tax, has been deemed at remote risk by legal advisors. R$178,432 is also deemed at remote risk, pending the tax authority’s assessment of technical reports from engineering institutes on the proper items that should make up the tax base. The amount of R$791,021 is classified as possible risk, due to the existing judicial arguments towards the maintenance of the procedure adopted by the Company and the removal of the joint liability. Such proceeding is presently at the 1st administrative level and no provision was made.

•  Claims by the Finance Secretariat of the State of São Paulo, referring to:

g.
Assessments on October 31 and December 13, 2001, related to ICMS (State VAT) allegedly due on international long-distance calls amounting to approximately R$28,301 for the period from November to December 1996, R$208,907 from January 1997 to March 1998 and to R$187,656 for the period from April 1998 to December 1999. All proceedings are at the 2nd administrative level. Considering the risk level (possible), no provision was made.

h.
Assessment on July 2, 2001 demanding the difference in ICMS paid without late-payment penalty, amounting to R$6,182, considered as a possible risk. The claim is in the 2nd lower court level. Considering the risk level, no provision was made.

i.
Infraction notice related to the use of credits in the period from January to April 2002, in the amount of R$31,444, for which the risk is considered possible. The claim is at the 2nd administrative level. Considering the risk level, no provision was made.

j.
Infraction notice related to the non-reversal of ICMS credits in proportion to sales and exempt and non-taxed services in the period from January 1999 to June 2000 and from July 2000 to December 2003, in addition to an ICMS credit unduly used in March 1999. The total amount involved is R$111,405. The risk is considered possible by legal counsel. The claims are at the 2nd and first administrative level, respectively. Considering the risk level, no provision was made.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the years ended December 31, 2006, 2005 and 2004
(Amounts expressed in thousands of Reais, unless otherwise indicated)

k.
Notifications amounting to R$8,283 regarding the defunct Ceterp’s fiscal benefit loss, through State Order nº 48.237/03, due to underpayment owing to an incorrect calculation of the debt amount, considered as possible risk. Considering its risk level, no provision was made.

•  Litigation at the Federal and Municipal levels:

l.
FINSOCIAL, currently COFINS, was a tax on gross operating revenues, originally established at a rate of 0.5% and gradually and subsequently raised to 2.0%. Such rate increases were judicially challenged with success by several companies, which led to the creation of taxable credits, caused by higher payments, which were offset by CTBC (company merged into the Company in November 1999) against current payments of related taxes, the COFINS. Claiming that those offsets made by CTBC were improper, the Federal Government made an assessment in the amount of R$18,727, considered as a probable loss. The claim is at the 2nd court level. Considering the risk level, the Company made a provision in this amount.

m.
Fiscal execution demanding differences regarding income tax, declared on DCTF’s (Federal Tax Contribution Declaration) in 1999, around R$5,494 is considered as possible risk. It is at the 1st administrative level and no provision was made.

n.
At the municipal level, the Company has contingencies related to real estate tax (IPTU), municipal tax on services (ISS), fines and charges in the amount of R$4,905, which have been all accrued due to the existence of favorable and unfavorable decisions in relation to the Company’s position. The Company made escrow deposits in the amount of R$1,888.

o.
The City of São Paulo assessed the Company, alleging differences in the payment of the municipal tax on services (ISS), by the imputation of fines of 20% not paid by the Company, in the amount of R$19,024. The Company did not reserve for this contingency, since the lawyers responsible for this case believe that the risk is possible. The claim is at the 1st court level.

p.
On December 15, 2005, ANATEL edited Abridgment nº 01 (subsequently changed to Abridgment nº 07), where it confirmed its opinion not to exclude interconnection expenses from FUST basis, modifying its previous position. The Abridgment has retroactive application, since January, 2001. Thus, through ABRAFIX - Brazilian Fixed Telecommunication Companies Association, on January 9, 2006, the Company petitioned a Security Mandate in order to assure the possibility of excluding interconnection expenses from FUST basis. The lawsuit is at the 1st court level and it is considered as possible for legal counsels. The amount involved is R$120,479 and no provision was made.

q.
IRS tax delinquency notice claming Corporate Income Tax (IRPJ) that was offset in the Corporate Income Tax Return - DIPJ/2002 with withholding income tax (IRRF) retained by public agencies on services rendered in 2001. This case is pending judgment at first administrative level. Since it involves the risk of a probable loss, a provision was set in the amount of R$1,330.

r.	There are other contingencies that have also been accrued, for which the involved amount is R$63,367; the risk is considered probable by management.

Civil contingencies

The Company has various civil contingencies in the amount of R$2,471,141 at December 31, 2006, of which R$125,692 was reserved to cover probable losses.

These contingencies are related to different proceedings, including: telephone line with no recognized ownership, material and personal damages indemnity, and others, in which the aggregate amount in controversy is R$451,034. The Company is also involved in public class action lawsuits related to the Community Telephone Plan (PCT), claiming the possible right for indemnity for purchasers of the expansion plans who did not receive shares for their financial investment, in the municipalities of Santo André, Diadema, São Caetano do Sul, São Bernardo do Campo, Ribeirão Pires and Mauá, involving a total amount of approximately R$291,205. The risks involved are considered possible by legal counsel. The claim is in the 2nd court.

Moreover, there is a claim by ASTEL - Sistel Participants Association in São Paulo State, against the Company, Sistel Foundation and others, relating to PAMA - Pension Benefit and Health Care for retirees,

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the years ended December 31, 2006, 2005 and 2004
(Amounts expressed in thousands of Reais, unless otherwise indicated)

about the following issues: (i) prohibition of charging contributions from the retirees who joined PAMA; (ii) reinstatement of retirees whose subscriptions were suspended due to default; (iii) revaluation of PAMA’s economics needs ; (iv) reapplication of incidence basis of contributions on total and gross amount of payroll of all Company’s employee; (v) inclusion of all hospitals, doctors, clinics and laboratories which were excluded by Sistel and (vi) equity accounting distribution review. The Company’s management, based on its legal counsel opinion, considers this proceeding as possible risk, with an estimated amount of R$187,999. According to the risk, no provision was recorded.

On June 9, 2000, WCR do Brasil Serviços Ltda. proposed enforcement proceedings following ordinary procedural steps against the Company, claiming the collection of the alleged difference between the amounts calculated by Telesp regarding the use of the “0900 Service” and the amounts transferred to that company. The duly updated proceeding amount is R$59,929. On October 1, 2004 the decision handed down by the 13th Civil Court of the central jurisdiction of São Paulo was published, by which the proceeding was deemed valid. On December 14, 2004, an appeal against the decision was filed, which was distributed to the 26th Panel of Judges of São Paulo. On May 26, 2006, the appeal against the decision was judged partially valid, and the content was maintained. Since the risk level was considered as probable, provision was made.

31.	Pension and other post-retirement benefits

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

In December, 2004, Visão Prev Sociedade de Previdência Complementar was formed in order to manage Visão Plan and Telesp PBS, which were transferred from Sistel to this new entity. Visão Prev obtained an authorization through Official Letter nº 123, on October 7, 2004, from Supplementary Pension Plan Secretariat. The transfer of the plan’s assets and liabilities was effective on February 18, 2005.

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

Telesp individually sponsors a defined retirement benefit plan (PBS Telesp Plan), which covers less than 1% (0.81%) of the Company’s employees. In addition to the supplemental pension benefit, health care (PAMA) is provided to retired employees and their dependents, at shared costs. Contributions for the PBS Telesp Plan are determined based on actuarial valuations prepared by independent actuaries, in accordance with the rules in force in Brazil. The method used to determine costing is the capitalization method and the contribution by the sponsoring entity is 6.93% of payroll of employees covered by the plan, of which 5.43% is allocated to the cost of the PBS Telesp Plan and 1.5% to the cost of the PAMA Plan.

As a consequence of the favorable results of Telesp’s PBS Plan, there was no contribution for the Past Service in 2006.

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

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the years ended December 31, 2006, 2005 and 2004
(Amounts expressed in thousands of Reais, unless otherwise indicated)

Additionally, the Company supplements the retirement benefits of certain employees of the former CTB - Companhia Telefônica Brasileira.

In 2006, the Company made contributions to the PBS Telesp Plan in the amount of R$50 (R$444 in 2005) and the Visão Telesp Plan in the amount of R$25,192 (R$23,585 in 2005).

A.Telecom individually sponsors a defined contribution plan similar to that of Telesp, the Visão A.Telecom Benefit Plan, which covers about 26% of its employees. A. Telecom’s contributions to that plan totaled R$301 (R$312 in 2005).

Telefônica Empresas S.A. individually sponsors a defined contribution plan similar to that of Telesp, the Visão Telefônica Empresas. The contributions to this plan from August to December totaled R$506.

The Company recognized actuarial liabilities as provided in CVM Instruction No. 371 of December 13, 2000. The actuarial valuation of the plans was made using the projected unit credit method. For multiemployer plans (PAMA and PBS-A), apportionment of assets is made based on the sponsoring entity’s actuarial liabilities in relation to the plans’ total actuarial liabilities.

The accrual for the plans as of December 31, 2006 and 2005 is as follows:

Plan	2006	2005

PBS / Visão Telesp / CTB	23,326	21,857
PAMA	51,604	23,106
Visão Assist	93	-
Total	75,023	44,963

a)	Reconciliation between assets and liabilities

	2006
	PBS/Visão-Telesp/CTB	PAMA (i)	PBS-A (i) (ii)	Visão Assist	Visão TEmpresas
Total actuarial liabilities	118,049	111,135	882,270	477	1,055
Fair value of assets	134,241	59,531	1,305,207	384	5,161
Liabilities (assets), net	(16,192)	51,604	(422,937)	93	(4,106)

Unrecorded surpluses	39,518	-	422,937	-	4,106
Recorded balance	23,326	51,604	-	93	-

	2005
	PBS/Visão-Telesp/CTB	PAMA (i)	PBS-A (i) (ii)	Visão Assist
Total actuarial liabilities	108,323	77,961	831,651	195
Fair value of assets	109,948	54,855	1,077,350	341
Liabilities (assets), net	(1,625)	23,106	(245,699)	(146)

Unrecorded surpluses	23,482	-	245,699	146
Recorded balance	21,857	23,106	-	-

(i)	Refers to Telesp’s proportional share of assets and liabilities of multisponsored plans PAMA and PBS-A.
(ii)
Despite the surplus of PBS-A as of December 31, 2006 and 2005, no asset was recognized by the sponsor in view of the legal impossibility of reimbursement of such surplus, in addition to the fact that this is a noncontributory plan, which prevents a reduction of the sponsor’s contributions in the future.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the years ended December 31, 2006, 2005 and 2004
(Amounts expressed in thousands of Reais, unless otherwise indicated)

b)	Expenses recognized in income

	2006
	PBS /Visão Telesp/CTB	PAMA	Visão -Assist	Visão - TEmpresas
Service cost	2,582	-	35	510
Interest cost	11,587	8,616	20	263
Expected return on assets	(14,942)	(6,846)	(47)	(716)
Employees’ contributions	(152)	-	-	(14)
	(925)	1,770	8	43

	2005
	PBS /Visão Telesp/CTB	PAMA	Visão -Assist
Service cost	3,232	41	32
Interest cost	12,100	8,321	26
Expected return on assets	(13,142)	(8,979)	(22)
Employees’ contributions	(407)	-	-
	1,783	(617)	36

c)	Change in net actuarial liabilities (assets)

	PBS /Visão Telesp/CTB	PAMA	Visão -Assist	Visão - TEmpresas
Liabilities, net - December 31,2004	16,094	18,917	87	-
Expenses for 2005	1,783	(617)	36	-
Companies’ contributions for 2005	(6,580)	(20)	(35)	-
Recognition of (gains) losses for the year	(12,922)	4,826	(234)	-
Liabilities (assets), net - December 31,2005	(1,625)	23,106	(146)	-

Expenses for 2006	(925)	1,770	8	43
Companies´ contributions for 2006	(5,609)	(31)	(49)	(341)
Recognition of (gains) losses for the year	(8,034)	26,759	280	(1,222)
Business Combination - TEmpresas consolidation	-	-	-	(2,586)
Liabilities (assets), net - December 31,2006	(16,193)	51,604	93	(4,106)

Actuarial assets not recognized	39,519	-	-	4,106
Actuarial liabilities recognized on Balance Sheet	23,326	51,604	93	-

d)	Change in actuarial liabilities

	PBS /Visão-Telesp/CTB	PAMA	PBS-A	Visão Assist	Visão TEmpresas
Actuarial liability as of December 31, 2004	114,700	75,388	768,752	257	-
Cost of current service	3,201	41	-	32	-
Interest on actuarial liabilities	12,073	8,321	83,007	27	-
Benefits paid during the year	(9,313)	(5,845)	(68,604)	-	-
Actuarial (gains) losses for the year	(12,395)	56	48,496	(121)	-
Actuarial liability as of December 31, 2005	108,266	77,961	831,651	195	-

Cost of current service	2,582	-	-	35	510
Interest on actuarial liabilities	11,588	8,616	89,947	20	263
Benefits paid during the year	(9,172)	(5,293)	(71,556)	-	-
Actuarial (gains) losses for the year	3,055	29,851	32,228	227	(574)
Business Combination - TEmpresas consolidation	-	-	-	-	2,529
Migration between plans	1,673	-	-	-	(1,673)
Actuarial liability as of December 31, 2006	117,992	111,135	882,270	477	1,055

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the years ended December 31, 2006, 2005 and 2004
(Amounts expressed in thousands of Reais, unless otherwise indicated)

e)	Change in plan assets

	PBS /Visão-Telesp/CTB	PAMA	PBS-A	Visão Assist	Visão TEmpresas
Fair value of plan assets at December 31, 2004	98,606	56,471	999,710	170	-
Benefits paid during the year	(9,314)	(5,845)	(68,604)	-	-
Contributions during the year	6,767	20	-	36	-
Return on plan assets during the year	13,141	8,979	117,804	22	-
Gains on Assets	748	(4,770)	28,440	113	-
Fair value of plan assets at December 31, 2005	109,948	54,855	1,077,350	341	-
Benefits paid during the year	(9,172)	(5,293)	(71,556)	-	-
Contributions during the year	5,736	32	-	48	359
Return on plan assets during the year	14,942	6,846	130,537	51	716
Business Combination - TEmpresas Consolidation	-	-	-	-	5,115
Gains on Assets	12,787	3,091	168,876	(56)	(1,029)
Fair value of plan assets at December 31, 2006	134,241	59,531	1,305,207	384	5,161

f)	Expenses estimated for 2007

	PBS /Visão Telesp/CTB	PAMA	Visão -Assist	Visão - TEmpresas
Cost of current service	3,349	-	86	248
Interest cost	11,472	11,159	45	98
Expected return on assets	(15,323)	(6,087)	(45)	(604)
Employees’ contributions	(191)	-	(1)	(20)
Total	(693)	5,072	85	(278)

g)	Actuarial assumptions

2006
	PBS/Visão Telesp/Visão Assist/CTB	PAMA	PBS-A
Rate used for present value discount of actuarial liabilities	10.24% p.a.	10.24% p.a.	10.24% p.a.
Expected return on plan assets	11.66% p.a.	10.61% p.a.	13.18% p.a.
Future salary increase rate	6.08% p.a.	6.08 % p.a.	6.08% p.a.
Inflation	4.00% p.a.	4.00% p.a.	4.00% p.a.
Medical cost increase rate	Not applicable	7.12%p.a.	Not applicable
Increase in use of medical services for each additional year of age	Not applicable	4.00% p.a.	Not applicable
Benefit growth rate	4.00% p.a.	4.00% p.a.	4.00% p.a.
Capacity factor - salaries	98.00%	Not applicable	Not applicable
Capacity factor - benefits	98.00%	Not applicable	Not applicable
Mortality rate	At-83 segregated by sex	At-83 segregated by sex	At-83 segregated by sex
Disability mortality rate	IAPB-57	Not applicable	Not applicable
Disability rate	Mercer Disability Table	Mercer Disability Table	Not applicable
Turnover table	0.15/(Employment time + 1) up to 50 years old - zero	Not applicable	Not applicable
Retirement age	Age at which participants are first entitled to one of the benefits	Age at which Social Security Retirement is eligible	Not applicable

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the years ended December 31, 2006, 2005 and 2004
(Amounts expressed in thousands of Reais, unless otherwise indicated)

Married active participants on retirement date	95.00%	Not applicable	Not applicable
Age difference between participants and spouses	Wives are four years younger than husbands	Not applicable	Not applicable
Number of active participants and dependents	-	-	-
Number of participants’ beneficiaries	-	3,400	5,311
Number of PBS - Telesp Plan/CTB active participants	51	-	-
Number of PBS - Telesp Plan/ CTB retired participants	326	-	-
Number of dependent groups of retirees - PBS - Telesp/CTB	29	-	-
Number of active participants of Visão Telesp Plan (including self-sponsored)	6,810	-	-
Number of active participants of Visão Assist Plan	136	-	-
Number of active participants of Visão Telefônica Empresas	293	-	-

	2005
	PBS/Visão Telesp/Visão Assist/CTB	PAMA	PBS-A
Rate used for present value discount of actuarial liabilities	11.30% p.a.	11.30% p.a.	11.30% p.a.
Expected return on plan assets	13.98% p.a.	12.88% p.a.	12.53% p.a.
Future salary increase rate	7.10% p.a.	7.10% p.a.	7.10% p.a.
Inflation	5.00% p.a.	5.00% p.a.	5.00% p.a.
Medical cost increase rate	Not applicable	8.15%p.a.	Not applicable
Increase in use of medical services for each additional year of age	Not applicable	4.00% p.a.	Not applicable
Benefit growth rate	5.00% p.a.	5.00% p.a.	5.00% p.a.
Capacity factor - salaries	98.00%	Not applicable	Not applicable
Capacity factor - benefits	98.00%	Not applicable	Not applicable
Mortality rate	UP94 with 2 years of aggravation segregated by sex	UP94 +2	UP94 with 2 years of aggravation segregated by sex
Disability mortality rate	IAPB-57	Not applicable	Not applicable
Disability rate	Mercer Disability Table	Mercer Disability Table	Not applicable
Turnover table	0.15/(Employment time + 1) up to 50 years old - zero	Not applicable	Not applicable
Retirement age	Age at which participants are first entitled to one of the benefits	Age at which Social Security Retirement is eligible	Not applicable
Married active participants on retirement date	95.00%	Not applicable	Not applicable
Age difference between participants and spouses	Wives are four years younger than husbands	Not applicable	Not applicable
Number of active participants and dependents	-	-	-
Number of participants’ beneficiaries	-	3,282	5,334
Number of PBS - Telesp Plan/CTB active participants	44	-	-
Number of PBS - Telesp Plan/ CTB retired participants	350	-	-
Number of dependent groups of retirees - PBS - Telesp/CTB	23	-	-
Number of active participants of Visão Telesp Plan (including self-sponsored)	6,798	-	-
Number of active participants of Visão Assist Plan	77	-	-

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the years ended December 31, 2006, 2005 and 2004
(Amounts expressed in thousands of Reais, unless otherwise indicated)

32.	Shareholders’ equity

a. Share capital

The Company’s authorized share capital at December 31, 2006 was 700 million shares, both common and preferred, with the Board of Directors being the body that is competent to approve any increase and issue of additional shares, within the limit of authorized capital.

Capital as of December 31, 2006 and 2005 is R$6,575,198 and R$5,978,074, respectively. Capital subscribed and paid-up at the balance sheet date was represented by the following shares, without par value:

Number of shares	2006	2005
Total shares:
Common shares	168,819,870	165,320,206
Preferred shares	337,417,402	328,272,072
Total	506,237,272	493,592,278

Treasury Shares
Common shares	(210,578)	(1,258,508)
Preferred shares	(185,213)	(303,879)
Total	(395,791)	(1,562,387)

Total outstanding shares	505,841,481	492,029,891

Shareholders’ equity	10,610,114	10,204,207

Book value per outstanding share (R$)
Common and preferred shares	20.98	20.74

The Company’s share capital may be increased only by a decision taken at a shareholders’ meeting or by the Board of Directors up to the limit of authorized capital.

In a capital increase, the number of preferred shares, non-voting or restricted vote, cannot exceed 2/3 of issued shares.

The preferred shares are non-voting except under limited circumstances and are entitled to receive cash dividends 10% higher than those attributed to common shares and have priority over the common shares in the case of liquidation of the Company.

At the Special General Meeting held on March 9, 2006, the shareholders approved, by unanimous voting, the cancellation of 1,562,387 treasury shares issued by the Company, namely, 1,258,508 common shares and 303,879 preferred shares, resulting from the share reverse split process occurred in Telesp in 2005, which were purchased by the Company in an auction held at the São Paulo Stock Exchange (BOVESPA) on July 15, 2005.

On July 28, 2006, there was a capital increase of R$597,124 to include the shareholders from the merger Telefônica Data Brasil Holding S.A. (See Note 2). The following shares were issued:

Common Shares	4,758,172
Preferred Shares	9,449,209
Total Shares	14,207,381

b.	Capital reserves

Share premium

This reserve represents the amount exceeding book value of the shares arising from issuance or capitalization on the date of issuance.

Donations and subsidies

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the years ended December 31, 2006, 2005 and 2004
(Amounts expressed in thousands of Reais, unless otherwise indicated)

This reserve represents amounts received as donations of property resulting from plant expansion for telecommunication services.

Other Capital Reserves

These reserves are represented by tax incentive investments and treasury shares.

The treasury shares are resulting from the process of TDBH’s merger by Telesp. The amount of 17,207 common shares and 60 preferred shares were acquired during the ex-TDBH’s dissident period, by the amount of R$0.56 per thousand shares. The treasury shares were acquired through an auction, where the Company acquired 193,371 common shares and 185,153 preferred shares, by the amount of R$41.25 each common share and R$48.68 each preferred share. This acquisition contributed to the necessary liquidity for shareholders’ payment. The total result for these acquisitions was 210,578 common shares and 185,213 preferred shares, in the amount of R$17,719. The average cost was R$44.77. On December 31, 2006, the market value for the registered treasury shares was R$20,151.

c.	Income reserves

Legal reserve

Brazilian corporations are required to appropriate 5% of annual net income to a legal reserve until that reserve equals 20% of paid-up share capital, or 30% of nominal paid-up share capital plus capital reserves; thereafter, appropriations to this reserve are not compulsory. This reserve can be used only to increase share capital or offset accumulated losses. The Company did not appropriate legal reserve in 2006 since capital reserves plus legal reserve would exceed 30% of share capital (Law 6,404/76, Article 193).

d.	Retained earnings

Net income for 2005 was fully allocated to dividends and interest on shareholders’ equity declared on May 23, 2006. The balance on December 31, 2006, in the amount of R$705,631 refers to the remaining income of 2006, and its destination will be decided at the Shareholders’ Meeting, according to the law 10,303/01. The Company’s management proposes that the remaining balance remains in Retained Earnings for future application on modernization and expansion of telecommunication services. This amount is included in Capital Budget.

e.	Dividends

Pursuant to its by-laws, the Company is required to distribute as dividends in respect of each fiscal year ending on December 31, to the extent earnings are available for distribution, an aggregate amount equal to at least 25% of Adjusted Net Income (as defined below). Preferred shares are entitled to receive cash dividends 10% higher than those attributed to common shares.

As determined by Brazilian Corporation Law, and in accordance with the Company’s by-laws, “Adjusted Net Income” is an amount equal to the Company’s net income adjusted to reflect allocations to or from (i) legal reserve and (ii) a contingency reserve for anticipated losses, if any.

For 2006 and 2005, dividends and interest on shareholders’ equity were calculated, as follows:

	2006	2005
Statutory minimum dividends based on adjusted net income:
Net income	2,816,151	2,541,947
Allocation to legal reserve	-	-
Adjusted net income	2,816,151	2,541,947
Statutory minimum dividends of 25%	704,038	635,487
Interest on shareholders’ equity, net of income tax on minimum dividends	663,000	833,000
Additional dividends declared	2,349,604	2,790,000
Total dividends paid and declared, net of income tax	3,012,604	3,623,000

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the years ended December 31, 2006, 2005 and 2004
(Amounts expressed in thousands of Reais, unless otherwise indicated)

	2006		2005
Amounts per share - R$	Gross	Net	Gross	Net

Interest on shareholders’ equity
Common shares	1.445197	1.228417	1.865213	1.585431
Preferred shares	1.589717	1.351259	2.051734	1.743674

	2006
Amounts per share - R$	Common	Preferred
Interest on shareholders’ equity - net of income tax	1.228417	1.351259
Interim dividends declared in May 2006	2.166018	2.382619
Interim dividends declared in November 2006	2.186948	2.405643
	5.581383	6.139521

	2005
Amounts per share - R$	Common	Preferred
Interest on shareholders’ equity - net of income tax	1.585431	1.743974
Interim dividends declared in April 2005	2.849439	3.134382
Interim dividends declared in September 2005	2.457954	2.703750
	6.892824	7.582106

f.	Interest on shareholders’ equity

Under Brazilian law, a Company may pay interest on shareholders’ equity, deductible for tax purposes, in lieu of paying dividends, which are not tax deductible.

As proposed by management, in December 2006 and 2005, interest on shareholders´equity fully attributed to mandatory minimum dividends was credited, pursuant to Article 9 of Law No. 9,249/95, net of withholding income tax.

The proposed interest on shareholders’ equity was determined as follows:

	2006	2005
Interest on shareholders’ equity	780,000	980,000
Common shares	243,787	306,868
Preferred shares	536,213	673,132
Withholding tax	(117,000)	(147,000)
Interest on shareholders’ equity included in dividends	663,000	833,000

Tax-exempt shareholders will receive interest on shareholders’ equity in full, not subject to withholding tax.

g.	Payment of dividends and interest on capital

On May 23, 2006, the Board of Directors approved the distribution of interim dividends in the amount of R$1,169,604 based on retained earnings as of December 31, 2005 and March 31, 2006. The distribution was as follows: R$1,136,784 to the shareholders registered in the Company’s records at the end of May 23, 2006 and R$32,820 to the shareholders of common and preferred shares upon updating of the Telesp records, to reflect the issue of new shares to the existing holders of TDBH shares, at the end of August 29, 2006; and Interest on shareholders’ equity of R$290,000, subject to 15% withholding income tax. (R$246,500 net of income tax), referring to the fiscal year 2006, attributed as follows: R$281,862 (R$239,583 net of income tax) to the shareholders registered in the Company’s records at the end of May 23, 2006 and R$8,137 (R$6,917 net of income tax) to the shareholders of common and preferred shares upon updating of the Telesp records, to reflect the issue of new shares to the existing holders of TDBH shares, at the end of August 29, 2006. Dividends were paid beginning June 26, 2006 and interest on shareholders’ equity from September 22, 2006.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the years ended December 31, 2006, 2005 and 2004
(Amounts expressed in thousands of Reais, unless otherwise indicated)

On November 10, 2006, the Board of Directors approved the payment of interim dividends based on the financial statements as of September, 30, 2006, in the amount of R$1,180,000, and interest on shareholders’ equity in the amount of R$370,000 (R$314,500 net of income tax), to the shareholders registered in the Company’s records at the November 13, 2006, which started being paid to shareholders on December, 11, 2006.

On December 18, 2006, the Board of Directors approved, “ad referendum” of General Shareholders’ Meeting, the payment of interest on shareholders’ equity credit regarding 2006 in the amount of R$120,000 (R$102,000 net of income tax). The payment date will be decided at the General Shareholders’ Meeting.

h.	Unclaimed dividends

Dividends and interest on shareholders’ equity unclaimed by shareholders within three years from declaration are reversed to retained earnings, in conformity with Law No. 6404, Article 287, II, item a, of December 15, 1976.

33.	TRANSACTIONS AND BALANCES WITH RELATED PARTIES

	2006
	Atento Brasil S.A.	VIVO	Tiws Brasil Ltda.	Telefônica S.A.	Cia. Telecom. de Chile Transm. Regionales S.A.	Telefónica de Argentina S.A.	Telefónica de España S.A.	Telefônica Empresas S.A.
ASSETS
Current assets	15,460	138,603	2,257	1,676	734	1,619	4,153	-
Trade accounts receivable, net	11,742	135,988	2,167	-	561	1,123	4,153	-
Other assets	3,718	2,615	90	1,676	173	496	-	-
Noncurrent assets	-	-	643	16	-	-	-	-
Total assets	15,460	138,603	2,900	1,692	734	1,619	4,153	-
LIABILITIES
Current liabilities	34,840	173,467	9,787	1,717	521	428	4,164	-
Accounts payable and accrued expenses	34,439	173,466	7,517	-	521	428	4,164	-
Interest on shareholders’ equity	-	-	-	1	-	-	-	-
Other liabilities	401	1	2,270	1,716	-	-	-	-
Long-term liabilities	-	-	13	-	-	-	-	-
Other long-term liabilities	-	-	13	-	-	-	-	-
Total liabilities	34,840	173,467	9,800	1,717	521	428	4,164	-
STATEMENT OF INCOME
Revenue	18,946	184,171	2,361	125	540	2,300	3657	76,046
Net operating revenue	17,005	146,532	2,337	-	540	2,300	3,657	69,764
Financial income	-	-	-	125	-	-	-	-
Other operating income	1,941	37,639	24	-	-	-	-	6,282
Costs and expenses	(297,932)	(1,624,096)	(3,938)	-	(533)	(1,698)	(3,919)	(155,061)
Cost of goods and services	(55,865)	(1,589,762)	(3,938)	-	(533)	(1,698)	(3,919)	(90,141)
Selling	(233,372)	(33,350)	-	-	-	-	-	(62,401)
General and administrative	(8,695)	(984)	-	-	-	-	-	(2,519)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the years ended December 31, 2006, 2005 and 2004
(Amounts expressed in thousands of Reais, unless otherwise indicated)

	2006
	Terra Networks Brasil S.A.	Telefônica Serv. Empresariais do Brasil Ltda.	Telefónica Interna-cional S.A.	SP Telecom.	Telefônica Pesquisas e Desenv. Ltda	Others	Total
ASSETS
Current assets	6,569	7,671	36,376	-	136	8,103	223,357
Trade accounts receivable, net	6,183	298	-	-	1	785	163,001
Other assets	386	7,373	36,376	-	135	7,318	60,356
Noncurrent assets	13	3,110	6,755	-	66	3,345	13,948
Total assets	6,582	10,781	43,131	-	202	11,448	237,305
LIABILITIES
Current liabilities	7,766	10,309	80,391	20,685	48,164	10,565	402,804
Accounts payable and accrued expenses	7,739	9,874	-	-	45,582	5,421	289,151
Dividends payable	-	-	67,627	20,685	-	1,537	89,850
Loans with related parties	-	-	-	-	-	1,041	1,041
Other liabilities	27	435	12,764	-	2,582	2,566	22,762
Long-term liabilities	18	96	-	-	7	2,598	2,732
Other long-term liabilities	18	96	-	-	7	2,598	2,732
Total liabilities	7,784	10,405	80,391	20,685	48,171	13,163	405,536
STATEMENT OF INCOME
Revenue	62,464	1,127	2,269	-	37	1,153	355,196
Net operating revenue	62,337	1,092	-	-	37	1,053	306,654
Financial income	-	35	2,269	-	-	100	2,529
Other operating income	127	-	-	-	-	-	46,013
Costs and expenses	(50,120)	(70,926)	(13,168)	-	(11,583)	(2,975)	(2,235,949)
Cost of goods and services	(29,751)	-	-	-	(4,391)	(1,175)	(1,781,173)
Selling	(18,530)	-	-	-	(6,794)	-	(354,447)
General and administrative	(1,839)	(70,926)	(13,168)	-	(398)	-	(98,529)
Other operating expenses	-	-	-	-	-	(1,800)	(1,800)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the years ended December 31, 2006, 2005 and 2004
(Amounts expressed in thousands of Reais, unless otherwise indicated)

	2005
	Atento Brasil S.A.	VIVO	Emergia Brasil Ltda.	Telefônica S.A.	Cia. Telecom. de Chile Transm. Regionales S.A.	Telefónica de Argentina S.A.	Telefónica de España S.A.	Telefônica Empresas S.A.
ASSETS
Current assets	11,549	151,283	172	2,844	1,025	2,009	2,005	16,796
Trade accounts receivable, net	6,777	149,857	60	-	836	2,009	2,005	14,273
Other assets	4,772	1,426	112	2,844	189	-	-	2,523
Noncurrent assets	-	-	30	256	-	-	-	3,181
Total assets	11,549	151,283	202	3,100	1,025	2,009	2,005	19,977
LIABILITIES
Current liabilities	41,860	201,410	7	-	886	2,125	3,829	20,077
Accounts payable and accrued expenses	41,858	201,410	-	-	886	2,125	3,829	20,058
Other liabilities	2	-	7	-	-	-	-	19
Long-term liabilities	-	-	3,324	-	-	-	-	12,818
Other long-term liabilities	-	-	3,324	-	-	-	-	12,818
Total liabilities	41,860	201,410	3,331	-	886	2,125	3,829	32,895
STATEMENT OF INCOME
Revenue	10,121	202,077	527	-	594	3,343	-	120,365
Net operating revenue	10,121	164,204	312	-	594	3,343	-	120,365
Other operating income	-	37,873	215	-	-	-	-	-
Costs and expenses	(238,140)	(1,755,319)	(235)	-	(447)	(4,047)	(3,783)	(234,241)
Cost of goods and services	(56,960)	(1,718,652)	(235)	-	(447)	(4,047)	(3,783)	(123,677)
Selling	(180,383)	(36,043)	-	-	-	-	-	(107,384)
General and administrative	(797)	(624)	-	-	-	-	-	(3,180)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the years ended December 31, 2006, 2005 and 2004
(Amounts expressed in thousands of Reais, unless otherwise indicated)

	2005
	Terra Networks Brasil S.A.	Telefônica Serviços Empresaria is do Brasil Ltda.	Telefónica Interna- cional S.A.	SP Telecom.	Telefônica Pesquisas e Desenv. Ltda	Telefônica Public. Inform. Ltda	Others	Total
ASSETS
Current assets	6,512	12,662	18,318	-	173	6,087	1,225	232,660
Trade accounts receivable, net	5,571	14	-	-	-	279	233	181,914
Other assets	941	12,648	18,318	-	173	5,808	992	50,746
Noncurrent assets	22	2,129	187	-	97	4	3,893	9,799
Total assets	6,534	14,791	18,505	-	270	6,091	5,118	242,459
LIABILITIES
Current liabilities	17,707	8,682	277,436	67,342	28,491	2,046	4,276	676,174
Accounts payable and accrued expenses	17,689	8,682	-	-	28,482	230	3,910	329,159
Dividends payable	-	-	216,404	67,342	-	-	-	283,746
Other liabilities	18	-	61,032	-	9	1,816	366	63,269
Long-term liabilities	8	124	-	-	1	3	489	16,767
Other long-term liabilities	8	124	-	-	1	3	489	16,767
Total liabilities	17,715	8,806	277,436	67,342	28,492	2,049	4,765	692,941
STATEMENT OF INCOME
Revenue	80,428	2,552	-	-	-	485	3,259	423,751
Net operating revenue	80,428	902	-	-	-	485	3,259	384,013
Financial income	-	798	-	-	-	-	-	798
Other operating income	-	852	-	-	-	-	-	38,940
Costs and expenses	(69,879)	(67,415)	(25,835)	-	(8,654)	(833)	(3,648)	(2,412,476)
Cost of goods and services	(44,740)	(172)	-	-	(3,538)	-	(2,387)	(1,958,638)
Selling	(24,700)	(374)	-	-	(4,376)	(833)	(876)	(354,969)
General and administrative	(439)	(66,869)	(25,835)	-	(740)	-	(385)	(98,869)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the years ended December 31, 2006, 2005 and 2004
(Amounts expressed in thousands of Reais, unless otherwise indicated)

	2004
	Atento Brasil S.A.	VIVO	Emergia Brasil Ltda.	Telefônica S.A.	Cia. Telecom. de Chile Transm. Regionales S.A.	Telefónica de Argentina S.A.	Telefónica de España S.A.	Telefônica Empresas S.A.
STATEMENT OF INCOME
Revenue	8,809	203,418	341	-	-	-	-	103,946
Net operating revenue	8,809	169,573	341	-	-	-	-	92,478
Other operating income	-	33,845	-	-	-	-	-	11,468
Costs and expenses	(208,229)	(1,896,161)	(235)	-	(944)	(3,879)	(4,082)	(209,308)
Cost of goods and services	(47,175)	(1,838,729)	(235)	-	(944)	(3,879)	(4,082)	(92,782)
Selling	(161,003)	(57,006)	-	-	-	-	-	(24,577)
General and administrative	(51)	(426)	-	-	-	-	-	(4,131)
Other operating expenses	-	-	-	-	-	-	-	(87,818)

	2004
	Terra Networks Brasil S.A.	Telefônica Serviços Empresariais do Brasil Ltda.	Telefónica Interna-cional S.A.	Telefónica Procesos y Tecnologia de la Inform. S.A.	Telefônica Public. Inform. Ltda	Telefónica Móviles	Telefônica Pesquisas e Desenv. Ltda	Others	Total
STATEMENT OF INCOME
Revenue	59,699	1,248	-	-	525	-	-	115	378,101
Net operating revenue	59,699	821	-	-	525	-	-	115	332,361
Financial income	-	427	-	-	-	-	-	-	427
Other operating income	-	-	-	-	-	-	-	-	45,313
Costs and expenses	(89,374)	(78,563)	(24,013)	-	(4,542)	-	(8,772)	(5,874)	(2,533,976)
Cost of goods and services	(47,228)	(2,992)	-	-	-	-	(2,435)	(4,360)	(2,044,841)
Selling	(41,896)	(1,527)	-	-	(4,542)	-	(5,486)	(450)	(296,487)
General and administrative	(250)	(74,044)	(24,013)	-	-	-	(851)	(1,064)	(104,830)
Other operating expenses	-	-	-	-	-	-	-	-	(87,818)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP
notes to the consolidated financial statements
As of and for the years ended December 31, 2006, 2005 and 2004
(Amounts expressed in thousands of Reais, unless otherwise indicated)

Trade accounts receivable include receivables for telecommunication services, principally from Vivo S.A., Atento Brasil S.A., Terra Networks Brasil S.A. and Telefónica de España S.A., mainly for long distance services.

Other recoverable amounts in current assets refer mainly to advances to Telefônica Serviços Empresariais do Brasil Ltda.

Other current assets and other noncurrent assets are comprised of credits from Telefónica Internacional S.A., Telefônica Serviços Empresariais do Brasil Ltda., Atento do Brasil S.A., Telefônica Data Holding Ltda., and other group companies, corresponding to services rendered, advisory fees, salaries and other costs paid by the Company to be refunded by the related companies.

Accounts Payable include services provided by Atento Brasil S.A., Vivo S.A., TWIS Brasil, Terra Networks Brasil S.A., Telefônica Pesquisa e Desenvolvimento do Brasil Ltda.; international long distance services rendered mainly by Compañia de Telecomunicaciones de Chile Transmisiones Regionales S.A. and Telefónica de España S.A. and administrative services rendered by Telefônica Serviços Empresariais do Brasil Ltda., related to accounting, financing, human resource, asset management, logistics and IT services.

Intercompany payables in current and noncurrent liabilities are comprised mainly of consulting and management fees payable to Telefónica Internacional S.A., development and software maintenance provided by Telefônica Pesquisa e Desenvolvimento do Brasil Ltda. and reimbursements payable to Telefônica Serviços Empresariais do Brasil Ltda.

Net operating revenue comprises mainly billings to Vivo S.A., Telefônica Empresas S.A., Terra Networks Brasil S.A. and Atento Brasil S.A.

Other Operating Income includes specially network infrastructure to Vivo S.A.

Cost of rendered services refers mainly to expenses of interconnection services and traffic services (mobile terminal), provided by Vivo S.A. and its subsidiaries, call center management services provided by Atento Brasil S.A. and internet - IP Network traffic services, provided by Telefônica Empresas S.A.

Selling expenses primarily refer to the following: data transmission services provided by Telefônica Empresas S.A., marketing services by Atento Brasil S.A., internet services by Terra Networks Brasil S.A. and commissions paid to cellular phone operators with Vivo S.A.

General and administrative expenses refer to administrative services provided by Telefônica Serviços Empresariais do Brasil Ltda and management fees payable to Telefónica Internacional S.A..

34.	Insurance (not audited)

The policy of the Company and its subsidiaries, as well as that of the Telefónica Group, requires insurance coverage for all assets and liabilities involving significant amounts and high risks based on management’s judgment, following Telefónica S.A.’s corporate program guidelines. In this context, the Company obeys Brazilian Law in full for contracting insurance coverage.

Insurance	Coverage value
Operational Risks	US$7,752,527
Optional Civil Responsibility	R$1,000
ANATEL Guarantee Insurance	R$5,178

35.	Financial instruments

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
As of and for the years ended December 31, 2006, 2005 and 2004
(Amounts expressed in thousands of Reais, unless otherwise indicated)

market. The use of different market approaches and/or methodologies for the estimates may have a significant effect on the estimated realizable values.

Book and market values of financial instruments as of December 31 are as follows:

	2006		2005
Asset (liability)	Book Value	Market Value	Book Value	Market Value
Loans and financing	(2,338,158)	(2,334,184)	(2,397,608)	(2,404,200)
Derivatives	(316,318)	(280,178)	(294,255)	(231,793)
Cash and cash equivalents	213,036	213,036	463,456	463,456
	(2,441,440)	(2,401,326)	(2,228,407)	(2,172,537)

The Company has a total interest, direct and indirect, of 0.95% in Portugal Telecom, carried at cost. The investment, at market value, is based on the last quotation of December 2006 on the Lisbon Stock Exchange for Portugal Telecom, equivalent to 9.84 euros (8.55 euros in December 2005):

	2006		2005
	Book Value	Market Value	Book Value	Market Value
Portugal Telecom - direct interest	75,362	221,850	75,362	189,267
Portugal Telecom - indirect interest through Aliança Atlântica	55,296	73,950	54,293	63,089
	130,658	295,800	129,655	252,356

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

The Company’s indebtedness and the results of operations are significantly affected by foreign exchange rate risk. As of December 31, 2006, 35.18% (36.45% at December 31, 2005) of the Company’s debt was denominated in foreign currency (U.S. dollar, Canadian dollar and Japanese Yen); where 99.88% (99.37% in 2005) was hedged by asset positions in foreign currency derivatives instruments (swaps for CDI). Gains or losses on these operations are recorded in income. In 2006, these transactions generated a net loss of R$164,227 (R$414,721 in 2005). The Company has recorded a liability of R$316,318 as of December 31, 2006 (R$294,255 in 2005). Since these operations were made in order to protect the company and cover possible losses, part of the net consolidated loss of R$164,227 on derivatives transactions is compensated with the gains on exchange variation, in the amount of R$70,749.

The book and market values of the Company’s net exposure to exchange rate risk as of December 31, 2006 and 2005 are as follows:

	2006		2005
	Book Value	Market Value	Book Value	Market Value
Liabilities
Loans and financing	(822,603)	(816,608)	(873,966)	(875,581)
Purchase commitments	(65,855)	(65,855)	(37,138)	(37,138)
Asset Position on Swaps	821,625	822,113	868,450	879,560
Net exposure	(66,833)	(60,350)	(42,654)	(33,159)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP
notes to the consolidated financial statements
As of and for the years ended December 31, 2006, 2005 and 2004
(Amounts expressed in thousands of Reais, unless otherwise indicated)

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

As of December 31, 2006, the Company had R$822,603 (R$873,966 as of December 31, 2005) of loans and financing in foreign currency, of which R$553,394 (R$478,158 as of December 31, 2005) was at fixed interest rates and R$269,209 (R$395,808 as of December 31, 2005) was at variable interest rates (Libor). To hedge against the exchange risk on these foreign currency debts, the Company has hedge transactions in order to peg these debts to local currency, at floating rates indexed to the CDI at fixed-rates to partially hedge against internal interest rate fluctuations. The loans and financing position is also composed of debentures, issued in 2004, which indexation is based on CDI variation, in the amount of R$1,514,514 (R$1,521,744 in 2005).On the other hand, the company also invests its excess cash (temporary cash investments) of R$173,165 (R$424,459 as of December 31, 2005), mainly in short-term instruments, based on the CDI variation, which reduces this risk. The book values of these instruments approximate market values, since they may be redeemed in the short term.

As of December 31, 2006, the Company had swap transactions - CDI at fixed rate, to partially hedge against fluctuations in internal interest rates. Maturity of such hedged operations, in the amount of R$739,781 and R$168,535, is January 2007 and January 2008, respectively. These derivative operations generated a net consolidated negative result of R$2,110, and this temporary loss is recorded in liabilities and income.

Another risk to which the Company is exposed is the non-matching of the monetary restatement indices for its debt and for accounts receivable. Telephone tariff adjustments do not necessarily follow increases in local interest rates, which affect the Company’s debt.

c. Debt acceleration risk

As of December 31, 2006, certain loan and financing agreements contain restrictive clauses (covenants), typically included in such agreements, relating to cash generation, debt ratios and other restrictions. The Company has complied with these restrictive clauses in full, and such covenants do not restrict its ability to conduct its ordinary course of business.

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

As of December 31, 2006, the Company’s customer portfolio had no subscribers whose receivables were individually higher than 1% of the total accounts receivable from services.

The Company is also subject to credit risk related to temporary cash investments and receivables from swap transactions. The Company reduces this exposure by diversifying it among first line financial institutions.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP
notes to the consolidated financial statements
As of and for the years ended December 31, 2006, 2005 and 2004
(Amounts expressed in thousands of Reais, unless otherwise indicated)

36.	Capital expenditures commitment (not audited)

The Company submitted the capital budget for 2007 to the Board of Directors, in the amount of R$1,845,129 (consolidated), which will be approved at the Special General Meeting according to the Law nº 6.404/76, Article 196. The source of funds will be the Company’s cash and financing.

37.	Management compensation

For the year ended December 31, 2006, the Company paid approximately R$22,300 (R$23,600 in 2005 and R$19,400 in 2004) as management compensation to the Board of Directors and officers, of which R$15,400 (R$16,100 in 2005 and R$11,500 in 2004) refers to salaries and benefits and R$6,900 (R$7,500 in 2005 and R$7,900 in 2004) to bonus compensation.

38.	Other Information

a. On October 27, 2006 was published in the São Paulo’s Official Municipal Gazette, the decree nº 47,817 regulating the Law nº 14,023/05 which foresees obligation to burry all aerial cabling in the city of São Paulo, requiring public service concessionaries in the city to comply with the law. The Company is analyzing the effects of the referred regulation to study its impacts.

b. On January 15, 2007 Telesp and Windsor Investimentos Imobiliários S.A., wholly-owned by Tecnisa S.A., signed a Particular Property Sales Contract, referring to a property owned by Telesp, placed at Avenida Marquês de São Vicente nº 2353 with Avenida Nicolas Boer nº 301, Barra Funda, São Paulo - SP, with total area of 251,380.81m2, for the amount of R$134,555, which should be paid by Windsor to Telesp by April 15, 2007, at the same time that the Purchasing and Sale Public Deed will be written up. The residual amount on December 31, 2006 is approximately R$46,000.

39.	Summary of the differences between BR CL and U.S. GAAP

The Company's accounting policies follow accounting practices adopted in Brazil, which are based on the Brazilian Corporate Law (Law Nº 6,404/76, as amended), certain regulations prescribed by ANATEL, accounting standards and procedures established by the Brazilian Securities Commission (CVM) and the accounting standards issued by the Independent Auditors Institute of Brazil (Instituto dos Auditores Independentes do Brasil - IBRACON). A summary of the Company’s principal current accounting policies that differ significantly from U.S. GAAP is set forth below.

a.	Monetary Restatement of 1996 and 1997

The Company changed the basis of presentation of its financial statements from the Constant Currency Method to BR CL in 2003. Under BR CL, the effects of monetary restatement are recorded until December 31, 1995. Since Brazil was still considered a highly inflationary economy until 1997, the U.S. GAAP reconciliation herein presented includes an adjustment to record monetary restatement up to December 31, 1997. The amortization of the asset appreciation, which was originated from such monetary restatement has been recognized in the reconciliation to U.S. GAAP. The loss related to monetary restatement on disposal of such assets is classified for U.S. GAAP purposes as a component of other operating expenses.

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

Under U.S. GAAP, in accordance with the provisions of SFAS 34, interest incurred on borrowings is capitalized to the extent that borrowings do not exceed construction-in-progress. The credit is a reduction of interest expense. Under U.S. GAAP, capitalized interest is added to the individual assets and is depreciated over their useful lives. Under U.S. GAAP, the amount of interest capitalized excludes the monetary gain

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP
notes to the consolidated financial statements
As of and for the years ended December 31, 2006, 2005 and 2004
(Amounts expressed in thousands of Reais, unless otherwise indicated)

associated with the borrowings and the foreign exchange gains and losses on foreign currency borrowings. The U.S. GAAP differences between the accumulated capitalized interest on disposals and the accumulated depreciation on disposals relate to the differences between capitalized interest and related accumulated depreciation under BR CL and U.S. GAAP, which is included in the net book value of disposed property, plant and equipment.

The effects of these different criteria for capitalizing and depreciating capitalized interest are presented below:

	2006	2005	2004
Capitalized interest difference
U.S. GAAP capitalized interest:
Interest which would have been capitalized and credited to income under U.S. GAAP (interest incurred on loans from the Company's parent and from third parties, except in years where total loans exceeded total Construction in progress, when capitalized interest is reduced proportionately)	35,151	40,005	27,242
Capitalized interest on disposals	(11,426)	(23,832)	(22,229)
	23,725	16,173	5,013
Less BR CL capitalized interest:
Capitalized interest on disposals	11,577	24,528	23,125

U.S. GAAP difference	35,302	40,701	28,138

Depreciation of capitalized interest difference
Depreciation under BR CL	134,785	194,866	205,262
Capitalized interest on disposals	(8,966)	(22,373)	(22,577)
	125,819	172,493	182,685

Less: Depreciation under U.S. GAAP	(182,779)	(189,338)	(197,309)
U.S. GAAP difference in accumulated depreciation on disposals	8,849	21,738	21,702
	(173,930)	(167,600)	(175,607)

U.S. GAAP difference	(48,111)	4,893	7,078

c.	Pension and other post-retirement benefits

The Company sponsors three single-employer pension plan: PBS, single-employer sponsored pension plan for active employees; Visão, a defined benefit plan which calls for contributions by participating employees and by the Company as a sponsor and CTB, a pension plan which supplements the retirement benefits of certain employees of the former CTB - Companhia Telefônica Brasileira. The Company also participates in two multiemployer benefit plans (PBS-A and PAMA) that are operated and administered by Sistel and provide for the costs of pension and other post-retirement benefits based on a fixed percentage of remuneration, as recommended annually by independent actuaries. For purposes of U.S. GAAP, these plans are considered multiemployer plans and consequently the Company is required to disclose its annual contributions and funded status of those plans. The Company also sponsors a single-employer defined pension benefit plan (PBS-Telesp). The provisions of SFAS No. 87, “Employer Accounting for Pensions,” for the purposes of calculating the funded status for PBS-Telesp, were applied with effect from January 1, 1992, because it was not feasible to apply them from the effective date specified in the standard (See Note 40d).

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

•
the unrecognized net obligation existing at the date of initial application of this standard shall be amortized over five years or remaining service period or remaining life expectancy, whichever is lower. Alternatively, the option was provided to amortize such initial transition obligation as of December 31, 2001, directly to

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP
notes to the consolidated financial statements
As of and for the years ended December 31, 2006, 2005 and 2004
(Amounts expressed in thousands of Reais, unless otherwise indicated)

shareholders´ equity. This option has been adopted by the Company (See Note 31). According to SFAS No. 87, the unrecognized net obligation existing at the date of its initial application is being amortized over the expected remaining service period of active employees.

•
As allowed for BR CL purposes, the Company recorded actuarial gains and losses in income, when incurred up to the amount of pension liability recorded. Under US GAAP, until 2005, certain actuarial gains and losses were deferred and amortized over the remaining service period of the active employees expected to receive benefits under the plan. From January 1, 2006, with SFAS158 adoption, the deferred items as unrecognized gains or losses, unrecognized past service cost and initial transition obligation (ITO) are recorded directly in equity - Accumulated Other Comprehensive Income (AOCI, net of tax), with their amortization in the future being recycled to profit and loss.

The effects of these different criteria for recognition of pension and other post-retirements benefits on accrued pension (post-retirement) benefits as of December 31, 2006 and 2005 are presented below:

	2006			2005
	U.S. GAAP	BR CL	Accumulated Difference	U.S. GAAP	BR CL	Accumulated Difference
Active employees defined pension - PBS, Visão CTB	(20,207)	23,326	(43,533)	28,409	21,857	6,552
Multiemployer health care plan - PAMA	-	51,604	(51,604)	-	23,106	(23,106)
Accrued pension (post-retirement benefit)	(20,207)	74,930	(95,137)	28,409	44,963	(16,554)

d.	Earnings per share

Under BR CL, net income per share is calculated on the number of shares outstanding at the balance sheet date. Under U.S. GAAP, average shares outstanding during the year must be used. As of December 31, 2006 each American Depositary Share (''ADS'') is equivalent to one preferred share.

In February 1997, the Financial Accounting Standards Board issued SFAS No. 128 ''Earnings Per Share''. SFAS 128 became effective December 15, 1997, and provides computation, presentation and disclosure requirements for U.S. GAAP basic and diluted earnings per share.

Since the Company’s preferred and common shareholders receive different dividends and have distinct voting and liquidation rights, basic and diluted earnings per share have been calculated using the ''two-class'' method. The ''two-class'' method is an earnings allocation formula that determines earnings per share for preferred and common stock according to the dividends to be paid as required by the Company's by-laws and participation rights in undistributed earnings.

Basic earnings per common share are computed by reducing net income by distributable and undistributable net income available to preferred shareholders and dividing net income available to common shareholders by the weighted-average number of common shares outstanding during the period. Net income available to preferred shareholders is the sum of the preferred stock dividends (10% higher than those attributed to common shares, as defined in the Company’s by-laws for the years ended December 31, 2006, 2005 and 2004) and the preferred shareholders' portion of undistributed net income. Undistributed net income is computed by deducting total dividends (the sum of preferred and common stock dividends) from net income. Undistributed net income allocated to preferred shares is 10% higher than the amount attributed to common shares on a “pro rata” basis. Total dividends are calculated as described in Note 32e. Diluted earnings per share is computed by reducing net income for an increase to net earnings allocated to minority shareholders and dividing such net income available to common and preferred shareholders by the weighted-average number of common and preferred shares outstanding during the period. The weighted-average shares outstanding for diluted earnings per share is not greater than such shares used in the basic earnings per share calculation since there are no diluted potential shares to be issued.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP
notes to the consolidated financial statements
As of and for the years ended December 31, 2006, 2005 and 2004
(Amounts expressed in thousands of Reais, unless otherwise indicated)

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

Shareholders had the period from May 12, 2005 to June 24, 2005, by their free and exclusive criteria, to restate their share position, by types, in a multiple thousand shares lot, pursuant negotiations through stock brokers authorized for operating at Bovespa, as well as to take the necessary steps for Securities and Exchange Commission - SEC. From June 27, 2005 the representative shares of the Company’s capital stock started being negotiated on this new format and by unit quotation.

The remaining fraction shares were integrally sold by auction at Bovespa, on July 15, 2005. The net amount obtained after the selling of shares by auction was available to the shareholders, according to the publication on July 21, 2005. Such amount is registered on the Company’s balance sheet as “Other Liabilities” (Note 29).

From June 27, 2005, each ADR started being represented by 1 (one) preferred shares.

For the periods presented below, the weighted average number of shares outstanding consider the effect of the reverse split of shares described above, as it had occurred in 2004. The weighted-average number of common and preferred shares used in computing basic and diluted earnings per share for 2006, 2005 and 2004 was as follows:

	2006	2005	2004
Weighted average common shares - basic and diluted	167,242,724	164,734,052	165,320,207
Weighted average preferred shares basic and diluted	334,342,809	328,130,540	328,272,073

The Company's preferred shares are non-voting except under certain limited circumstances and are entitled to receive dividends 10% higher than those attributed to common shares since 2002. For 2006, the Company paid dividends of R$6.139521 per preferred share (R$5.581383 per common share) (See Note 32e).

The computation of basic and diluted earnings per share is as follows:

	2006		2005		2004
	Common	Preferred	Common	Preferred	Common	Preferred
Basic and diluted numerator
Actual dividends declared	978,193	2,151,411	1,181,194	2,588,806	931,148	2,033,852
Basic and diluted allocated undistributed dividends	(62,318)	(137,041)	(354,813)	(777,420)	(261,559)	(519,370)
Allocated net income available for common and preferred shareholders	915,875	2,014,370	826,381	1,811,386	669,589	1,514,482
Basic and diluted denominator
Weighted average shares outstanding	167,242,724	334,342,809	164,734,052	328,130,540	165,320,207	328,272,073
Basic and diluted earnings per share	5.48	6.02	5.02	5.52	4.05	4.61

e.	Disclosure requirements

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP
notes to the consolidated financial statements
As of and for the years ended December 31, 2006, 2005 and 2004
(Amounts expressed in thousands of Reais, unless otherwise indicated)

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
As of and for the years ended December 31, 2006, 2005 and 2004
(Amounts expressed in thousands of Reais, unless otherwise indicated)

contributions received, are recorded as a credit to other capital reserves. For U.S. GAAP purposes, the credit to capital reserves would be classified as a deferred credit and amortized to reduce depreciation expense.

j.	Loans and Financing

As presented in Note 27, accrued interest is presented together with related loans and financing.

k.	Valuation of Long-Lived Assets and Goodwill

For U.S. GAAP, effective January 1, 2002 the Company adopted SFAS 144 ‘’Accounting for Impairment or Disposal of Long-Lived Assets.’’ In accordance with this standard, the Company periodically evaluates the carrying value of long-lived assets to be held and used, when events and circumstances warrant such a review. The carrying value of long-lived assets is considered impaired when the anticipated undiscounted cash flow from separately identifiable assets or groups of assets is less than their carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the assets. The adoption of this standard had no effect on the Company’s results or financial position.

At December 31, 2006 and 2005 no adjustment has been included in the U.S. GAAP reconciliation to take into account differences between the measurement criteria, since no impairment provisions were required.

Under Brazilian GAAP, the amount of goodwill impairment, if any, is measured based on projected undiscounted future operating cash flows. Under U.S. GAAP, pursuant to SFAS 142, "Goodwill and Other Intangible Assets," goodwill is not amortized and is subject to a yearly impairment test. In performing the yearly impairment test, the Company identifies its reporting units and determines the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets. The Company then determines the fair value of each reporting unit and compares it to the carrying amount of the reporting unit. If the carrying amount of a reporting unit exceeds the fair value of the reporting unit, a second step of the impairment test is performed which involves the determination of the implicit fair value of the reporting unit by performing a hypothetical purchase accounting calculation. If the implicit value of the goodwill exceeds the book value, an impairment is recognized. On December 31, 2006, the Company performed an impairment test for goodwill under U.S. GAAP relating to Atrium and Figueira acquisition and determined that the recognition of an impairment loss was not required, since the present value of future cash flows was higher than the book value of such companies.

l.	Recognition of gains from disputed taxes

The Finsocial (tax on sales), currently COFINS, was a tax calculated on operating gross revenue at a rate of 0.5%, that had been increased to 2.0%. The rate increase has been disputed in court and CTBC (merged into the Company) has offset the amounts related to the increase in rates against COFINS (tax on sales). Under U.S. GAAP, this amount was considered a gain contingency in accordance with FASB Statement 5, which would not be recognized until receipt of the benefit were to be considered full and final. In 2006, the Company recognized it as a liability for BR CL purposes, which eliminated the GAAP difference.

m.	Research and development costs

Under BR CL companies are allowed to capitalize research and development costs. Since 2005, no more research and development costs have been capitalized and the amortization for the year ended December 31, 2006 was R$8,495 (R$11.579 in 2005). For 2004, the capitalized and development costs was R$9,753 (amortization of R$10,350), comprised mainly of contributions to the Centro de Pesquisa e Desenvolvimento da Telebrás (Research and Development Center of Telebrás). Under U.S. GAAP these costs would be expensed as incurred in accordance with SFAS 2, Accounting for Research and Development Costs.

n.	Revenue recognition

Under BR CL, revenues from activation fees are recognized upon activation of a customer’s services. Under U.S. GAAP, revenues from activation fees are deferred and amortized over the estimated expected service period of the customer. Incremental direct costs associated with such activations services are deferred and amortized over the same period. As of December 31, 2006 and 2005, the total balance of deferred activation fees revenues, net of sales taxes and associated costs amounts to R$319,780 and R$300,301, respectively and the accumulated amortization amounts to R$257,400 and R$209,522, respectively.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP
notes to the consolidated financial statements
As of and for the years ended December 31, 2006, 2005 and 2004
(Amounts expressed in thousands of Reais, unless otherwise indicated)

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

Under BR CL, value-added and other sales taxes are deducted from gross operating revenue to arrive at net operating revenue. Under U.S. GAAP, certain of these taxes could be recorded as cost of services. Accordingly this difference in accounting principle has no impact in net income (loss) or in shareholders’ equity. The impact of this difference under U.S. GAAP was to increase both revenues and cost of services by R$5,530,866, R$5,371,979 and R$4,901,798 for 2006, 2005 and 2004, respectively.

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

As mentioned in Note 35, the Company contracted foreign currency swap contracts for short and long-term agreements at various exchange rates, in the notional amount of R$789.4 million (US$143.7 million, JPY26,851.2) and R$838.8 million (US$190.2 million, JPY19,841.7-) at December 31, 2006 and 2005, respectively. As of December 31, 2006, the Company had contracted interest rate swaps as a partial hedge for changes to the local interest rates, these operations’ notional amounts R$ 908.3 million (R$ 739.8 million maturing in January, 2007 and R$ 168.5 million maturing in January, 2008). In the end of 2005, the Company did not have such category of derivatives. Under BR CL, swaps contracts are recorded at the notional amount multiplied by the terms of the contract as if they had been settled at the balance sheet date.

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
As of and for the years ended December 31, 2006, 2005 and 2004
(Amounts expressed in thousands of Reais, unless otherwise indicated)

a derivative’s fair value that the Company has elected to exclude from its measurement of effectiveness, such as the change in time value of option contracts, will also be recorded in earnings.

Beginning in January 2003, the Company began designating a portion of new derivative contracts as fair value hedges of its foreign currency denominated debt. The Company had R$749.6 million (US$125.1 million and JPY 26,851.2 million) as of December 31, 2006 and R$792.0 million (US$170.2 million and JPY 19,841,7 million) as of December 31,2005, of notional value cross currency swap contracts with a fair value of R$772.4 million for 2006 (R$816.4 million for 2005) designated as fair value hedges of a portion of the Company´s foreign currency denominated debt. The Company is hedging the related foreign currency (US dollar and Japanese yen) and interest rate risk associated with such indebtedness. The Company calculates the effectiveness of these hedges both at inception and on an ongoing basis (i.e. at least quarterly). Since these derivative contracts qualify for hedge accounting under U.S. GAAP, the gain or loss on the hedged item attributable to the hedged risk adjusts the carrying amount of the hedged item and is recognized in earnings. At December 31, 2006 and 2005, the value of the Company’s debt subject to these accounting hedges is lower by R$0.5 million and higher by R$8.9 million, respectively, representing the related mark-to-market adjustment, which was recorded in the statement of operations as part of financial revenue/expense, net for the year ended December 31, 2006 and 2005. Ineffectiveness, amounting to R$(1,128) for the year ended December 31, 2006, was included in earnings. For the year ended December 31, 2005, ineffectiveness was R$(6,227). The US GAAP adjustment reflects the difference between the recorded value of these hedges under BR CL and their fair values under US GAAP.

The Company’s remaining derivative contracts at December 31, 2006 have not been designated as accounting hedges. Such derivatives would also be recorded at fair value in the consolidated balance sheets at December 31, 2006. The U.S. GAAP adjustment also includes income of R$0.82 million (income of R$1.69 million in 2005) related to the difference between the recorded value of these derivative instruments under BR CL and their fair values under US GAAP.

In 2005, the derivative transactions concerning CAPEX hedge have not met the requirements to be designated as hedge accounting under U.S. GAAP to be capitalized, thus were allocated to the result of operations. For the year ended December 31, 2006, due to the complexity of the process and insignificance of the results, the Company decided not to contract hedges to non-financial liabilities denominated in foreign currencies. The Company, however, is still monitoring the results of such non-financial liabilities and may contract new hedges in the future if such non-financial exposure becomes relevant or if the Company so decides for any other reason.

s.	Deferred charges

Pre-operating expenses recorded as deferred charges for Brazilian GAAP have been expensed for U.S. GAAP purposes.

t.	Consolidation method

Under BR CL, equity investments in joint ventures are consolidated proportionally, according to the Company’s interest in each joint venture. Under U.S. GAAP, investments in joint ventures would not be consolidated, but rather recorded under the equity method of accounting. For U.S. GAAP, the Company’s investment on the net equity and the equity in net income or loss would be recorded as a single line item. The investments in Companhia ACT de Participações, Aliança Atlântica and Companhia AIX de Participações had the following impact on the consolidated financial statements for BR CL:

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP
notes to the consolidated financial statements
As of and for the years ended December 31, 2006, 2005 and 2004
(Amounts expressed in thousands of Reais, unless otherwise indicated)

Balance Sheet	ACT		AIX		Aliança Atlântica
	2006	2005	2006	2005	2006	2005
Assets
Current assets	8	3	7,251	5,195	4,127	1,394
Noncurrent assets	-	-	65,578	71,407	-	-
Permanent Asset	18	25	29,712	33,586	55,296	54,294

Total assets	26	28	102,541	110,188	59,423	55,688

Liabilities
Current liabilities	1	2	16,084	12,659	27	104
Long-term liabilities	-	-	2,380	2,397	-	-
Deferred income	-	-	-	17,470	-	-
Total liabilities	1	2	18,464	32,526	27	104

Income Statement	ACT		AIX		Aliança Atlântica

	2006	2005	2006	2005	2006	2005
Net operating revenue	25	(4)	11,471	11,572	-	-
Cost of goods and services	-	-	(15,966)	(15,592)	-	-
Operating expenses	(26)	(20)	(2,140)	(5,274)	(68)	-
Financial expense, net	-	-	(4,726)	(1,653)	25	20
Other revenues (expenses)	-	-	-	845	1,973	20,153
Income Tax and Social Contribution	-	-	(1,837)	(949)	-	-
Net income	(1)	(24)	(13,198)	(11,051)	1,930	20,173

u.	Comprehensive income

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

For the years ended December 31, 2006, 2005 and 2004, the components of comprehensive income include foreign currency translation adjustments related to the investments that have functional currency other than Brazilian Reais, initial adoption of SFAS 158 - adjustment related to unrecognized gain or loss and net transition obligations, additional minimum liability calculated in accordance with SFAS 87, and fair value of available for sale equity securities in Portugal Telecom, which are carried at cost for BR CL purposes (See Note 35), in accordance with SFAS 115. The following represents the statement of comprehensive income prepared under U.S. GAAP:

Statement of Comprehensive Income	2006	2005	2004

Net Income per U.S. GAAP	2,930,245	2,637,767	2,184,071

Other Comprehensive Income:
Foreign currency translation adjustments - Aliança Atlântica	1,061	(17,829)	(461)
Pension Plan - SFAS158, net of tax	27,373	-	-
Minimum liability - SFAS87, net of tax	8,614	2,112	(10,726)
Fair value of available for sale equity securities - SFAS 115, net of tax	28,011	(54,152)	27,175
Total	65,059	(69,869)	15,988

Comprehensive income	2,995,304	2,567,898	2,200,059

v.	Acquisition of the IP network and I-Telefônica

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP
notes to the consolidated financial statements
As of and for the years ended December 31, 2006, 2005 and 2004
(Amounts expressed in thousands of Reais, unless otherwise indicated)

On December 2002, the Company acquired the assets and customer portfolio for the “IP Comutado” and “Speedy Link” services of Telefônica Empresas S.A (See Note 22). In 2003, the Company’s subsidiary A. Telecom S.A. entered into an agreement with an affiliate, Terra Networks Brasil S.A., for the purchase of certain software used to provide free access service to Internet, called I-Telefônica. Under BR CL these transactions were recorded at fair market value of the net assets acquired. Under U.S. GAAP, transfers and exchange of non-monetary assets between entities under common control should be recorded at historical cost. Thus, for U.S. GAAP purposes the difference between fair market value and historical cost of assets has been recorded directly to shareholders´ equity as capital distributed.

w.	Business Combination - Santo Genovese

On December 24, 2004, the Company acquired control of Santo Genovese Participações Ltda., a closely held company, and owner of 99.99% of the representative share capital of Atrium Telecomunicações Ltda. The purchase price paid was R$113,440, with an additional cost acquisition of R$2,435, totaling the amount of R$115,875. The consolidated assets and liabilities of Santo Genovese as of December 31, 2004 amounted, respectively to R$34,137 and R$38,082. Santo Genovese’s net operating revenue and net loss for the year ended December 31, 2004 amounted to R$21,663 and R$(1,259), respectively.

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

2004 Acquisition
Amounts of the historical net assets of Santo Genovese under U.S. GAAP	(3,945)
Fair Value adjustments:
Intangible assets - customer portfolio	55,500
Debt	(5,275)
Goodwill	86,671
Deferred Income Tax	(17,076)
Purchase Price	115,875

x.	Leases

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

y.	Purchase accounting for the merger of Telefônica Data Brasil Holding S.A. (TDBH)

Under BR CL, the exchange of all shares issued by the Company for merger the holders of TDBH was recorded based on the book value of the net assets of TDBH, and the purchase price was considered to be the book value of the shares issued. Under U.S. GAAP, the purchase price would be the market value of the shares issued by the Company. As Telesp and TDBH were under common control, only the part of noncontrolling equity interests acquired would be recorded at the fair value of the net assets. The difference between the fair value for the minority interest shares and the book value in U.S. GAAP was R$9,264, which R$5,238 (net of tax) was allocated to surplus value on fixed assets and the remaining balance was recognized as goodwill. The

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP
notes to the consolidated financial statements
As of and for the years ended December 31, 2006, 2005 and 2004
(Amounts expressed in thousands of Reais, unless otherwise indicated)

depreciation of the surplus value on fixed assets is based on the average of depreciation rate for TDBH’s assets.

z.	Reversal of goodwill amortization under BR CL

As a result of the corporate restructuring of July 28, 2006, the Company merged goodwill generated from the acquisition of investment at Figueira Administração e Participações S.A., which held telecommunications network operating assets of Banco Itaú S.A., occurred in 2001.

Under BR CL, this goodwill has been amortized over a period of five years. Under US GAAP, the positive difference between the amount paid and the fair value of the assets acquired and liabilities assumed shall be allocated for items which had not been recognized in the balance sheet of the acquired company, as long as meeting all the requirements for recognition. In case of remaining positive difference, it shall be allocated to goodwill and not amortized. In Figueira acquisition, R$205,754 was allocated to intangible assets - Customer Portfolio, which has been amortized in 10 years, and the difference was recognized as goodwill, which cannot be amortized for US GAAP purposes.

aa. Donations and subsidies for investments - TDBH

Under BR CL these amounts are recorded as a credit to other capital reserves. For U.S. GAAP purposes, the credit to capital reserves would be classified as a deferred credit and amortized to reduce depreciation expense.

ab. Merged goodwill - Katalyx and Adquira (TDBH)

As a result of the corporate restructuring of July 28, 2006, the Company merged goodwill generated from Katalyx Transportation do Brasil Ltda. and Adquira do Brasil Ltda.’s restructuring, which occurred in 2005. Both companies were controlled by the same TDBH’s group. According to U.S. GAAP, there is no goodwill generation on business combination which involves companies under common control. In this situation, business combination must be stated at book value of the company acquired or merged.

ac. Payment of dividends and interest on capital

In accordance with the Company’s Articles of Incorporation, the Board of Directors can approve the distribution of interim dividends and interest on share capital throughout the course of the year. Under both BR CL and U.S. GAAP, these payments are recognized when they are formally declared by the Board. However, in accordance with BR CL, the Company’s financial statements are required to reflect as a liability dividends that exceed mandatory dividends when they are proposed by management. This differs from U.S. GAAP in that under U.S. GAAP, these payments would be recognized only after they are formally approved at the Annual Shareholders’ Meeting that occurs the following year.

For the Company, in 2006 and 2005, there were no differences between BR CL and U.S. GAAP regarding the recognition of dividends because the Company’s Board did not propose additional dividends beyond interim dividends declared in either of those years. Instead, the Company’s Board approved, and the Company recorded in its financial statements upon approval, only interim dividends and interest on share capital, which exceed the mandatory dividends.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP
notes to the consolidated financial statements
As of and for the years ended December 31, 2006, 2005 and 2004
(Amounts expressed in thousands of Reais, unless otherwise indicated)

Net income reconciliation of the difference between U.S. GAAP and BR CL

	2006	2005	2004
Consolidated net income as reported under BR CL	2,816,151	2,541,947	2,181,149
Add (deduct):
Different criteria for:
a) Amortization of monetary restatement of 1996 and 1997	(36,722)	(37,757)	(60,769)
b) Capitalized interest	35,302	40,701	28,138
b) Depreciation of capitalized interest	(48,111)	4,893	7,078
Contributions to plant expansion:
i) Amortization and realization of deferred credit and amortization of donations	30,882	30,646	31,948
c) Pension and other post-retirement benefits - See Note 40.d)	37,109	3,665	(38,663)
q) Decrease in depreciation expense due to reduction of fixed assets to fair value in excess of purchase price on merger of Telesp and CTBC.	45,069	44,529	88,858
w) Santo Genovese acquisition
Write-Off of the fair market value of liabilities	-	5,275	-
Amortization of customer portfolio	(5,550)	(5,550)	-
Reversal of goodwill amortization under BR CL	11,982	11,982	-
x) Leasing Santo Genovese	(316)	(491)	-
p) Merger of Ceterp
Depreciation of the fair market value of assets	2,763	2,743	2,723
Amortization of concession	-	7,692	10,437
m) Deferred research expenses	8,495	11,579	597
s) Pre-operating expenses included in deferred assets	13,425	15,641	11,168
r) SFAS 133 adjustments - Derivative instruments	(16,348)	(45,463)	(108,847)
r) Derivative on purchase commitments	4,399	(14,392)	(11,581)
n) Deferred revenues from activation fees, net	28,398	21,720	30,930
v) Amortization of IP Network	7,182	7,331	7,256
v) Amortization of Itelefonica	14,162	14,162	13,903
Other	1,043	(1,043)	-
l) Reversal of Cofins	17,500	-	-
z) Reversal of goodwill amortization recognized under BR CL - TDBH	34,202	-	-
z) Intangible asset amortization	(8,573)	-	-
y) Surplus value depreciation - TDBH’s minority allocation	(2,154)	-	-
aa)Donations and subsidies for investment - TDBH	95	-	-
f) Deferred tax on above adjustments	(59,079)	(39,872)	(4,058)
u) Foreign currency translation adjustment - Aliança Atlântica.	(1,061)	17,829	461
f) Adjustment in the merged tax credit for change in tax rate	-	-	(6,657)

U.S. GAAP net income	2,930,245	2,637,767	2,184,071

Net income per share in accordance with U.S. GAAP
	2006	2005	2004(1)
Common shares—Basic and diluted
U.S. GAAP net income (loss)	5.48	5.02	4.05
Weighted average common shares outstanding	167,242,724	164,734,052	165,320,207
Preferred shares—Basic and diluted
U.S. GAAP net income (loss)	6.02	5.52	4.61
Weighted average preferred shares outstanding	334,342,809	328,130,540	328,272,073

(1) For these periods, the weighted average number of shares outstanding consider the effect of the reverse split of shares, as it had occurred in 2004 (See Note 39d).

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP
notes to the consolidated financial statements
As of and for the years ended December 31, 2006, 2005 and 2004
(Amounts expressed in thousands of Reais, unless otherwise indicated)

Shareholders' equity reconciliation of the difference between U.S. GAAP and BR CL

	2006	2005
Total shareholders' equity as reported under BR CL	10,610,114	10,204,207
Add (deduct):
Different criteria for:
a) Monetary restatement of 1996 and 1997	122,592	159,314
b) Capitalized interest	14,529	(33,767)
b) Depreciation of capitalized interest	271,612	327,935
l) Reversal of COFINS tax credit	-	(17,500)
i) Contributions to plant expansion:
Subscribed capital stock	215	215
Deferred credit
Expansion plan contributions	(235,385)	(236,438)
Donations and subsidies for investments	(167,975)	(168,252)
Amortization of deferred credit
Expansion plan contributions	188,807	171,832
Donations and subsidies for investments	119,823	107,718
c) Pension and other post-retirement benefits	53,663	16,554
q) Merger of Telesp and CTBC:
Fair market value of assets	(665,692)	(665,692)
Accumulated depreciation related to fair market value of assets	554,711	509,642
w) Santo Genovese acquisition
Write-Off of the fair market value of liabilities	5,275	5,275
Amortization of customer portfolio	(11,100)	(5,550)
Reversal of goodwill amortization under BR CL	23,964	11,982
x) Leasing Santo Genovese	(807)	(491)
p) Merger of Ceterp:
Fair market value of assets	(25,949)	(25,949)
Depreciation of the fair market value of assets	16,574	13,811
Concession	(58,315)	(58,315)
Amortization of concession	58,315	58,315
y) Merger of TDBH’s minority interest - purchase accounting:
Fair market value of assets allocation,	7,937	-
Deferred income tax on fair market value of assets allocation	(2,699)	-
Depreciation of the fair market value of assets allocation	(2,154)	-
Goodwill allocation	4,026	-
m) Deferred research expenses	(9,288)	(17,783)
s) Pre-operating expenses included in deferred charges	3,032	(10,393)
r) SFAS 133 adjustments - Derivative instruments	36,608	53,519
r) Derivative on purchase commitments	(33,401)	(36,060)
n) Deferred revenues from activation fees, net	(62,381)	(90,779)
v) Capital distributed - IP Network and Itelefonica
Cost	(143,627)	(143,627)
Amortization	78,911	57,567
Other	-	(1,043)
z) Reversal of goodwill amortization recognized under BR CL- TDBH	74,981	-
z) Intangible asset amortization	(102,875)
aa) Donations and subsidies for investment - TDBH	(248)
f) Deferred tax effects on above adjustments	(35,429)	6,179
u) OCI - minimum liability SFAS87, net of taxes	-	(8,614)
u) OCI - Pension Plan SFAS158, net of taxes	27,373	-
u) OCI - fair value of available for sale equity securities SFAS115, net of taxes	108,994	80,983
ab) Merged goodwill - Katalyx and Adquira (TDBH)	(1,440)	-
U.S. GAAP shareholders' equity	10,823,291	10,264,795

The deferred tax effect of the U.S. GAAP adjustments noted above would be classified mainly as a noncurrent liability for 2006 and 2005 in the balance sheet.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP
notes to the consolidated financial statements
As of and for the years ended December 31, 2006, 2005 and 2004
(Amounts expressed in thousands of Reais, unless otherwise indicated)

Consolidated statements of changes in shareholders' equity in accordance with U.S. GAAP

Shareholders’ equity
Balances at December 31, 2003	12,279,964

Unclaimed dividends	45,472
Adjustment in the merged tax credit for change in tax rate	6,657
Net income for the year	2,184,071
Dividends and interest on shareholders' equity	(3,098,290)
OCI - Minimum liability - SFAS87, net of tax	(10,726)
OCI - Foreign currency translation adjustment - Aliança Atlântica	(461)
OCI - Fair value of available for sale equity securities - SFAS115, net of tax	27,175
Balances at December 31, 2004	11,433,862

Unclaimed dividends	91,927
Net income for the year	2,637,767
Dividends and interest on shareholders' equity	(3,770,000)
Purchase of own shares after the reverse split of shares	(58,892)
OCI - Minimum liability - SFAS87, net of tax	2,112
OCI - Foreign currency translation adjustment - Aliança Atlântica	(17,829)
OCI - Fair value of available for sale equity securities - SFAS115, net of tax	(54,152)
Balances at December 31, 2005	10,264,795

Merger of Capital - TDBH	597,124
Merger of Losses - TDBH	(76,917)
Recess right to the shareholders due to merger of TDBH - treasury shares	(17,719)
Unclaimed dividends	180,956
Net income for the year	2,930,245
Dividends and interest on shareholders' equity	(3,129,604)
Merger of TDBH’s minority interest	9,264
Reversal of Pension Plan accumulated effect - TDBH	88
OCI - Minimum liability - SFAS87, net of tax	8,614
OCI - Pension Plan - SFAS158, net of tax	27,373
OCI - Foreign currency translation adjustment - Aliança Atlântica	1,061
OCI - Fair value of available for sale equity securities - SFAS115, net of tax	28,011
Balances at December 31, 2006	10,823,291

Disclosure of Accumulated Other Comprehensive Income Balance
	Foreign Currency Items	Unrealized Gain on Securities, net of tax	Minimum Pension Liability Adjustment, net of tax	Pension Plan - SFAS 158 adjustment, net of tax	Accumulated Other Comprehensive Income
Balance at December 31, 2004	31,278	135,135	(10,726)	-	155,687
Current period change	(17,829)	(54,152)	2,112	-	(69,869)
Balance at December 31, 2005	13,449	80,983	(8,614)	-	85,818
Current period change	1,061	28,011	8,614	27,373	65,059
Balance at December 31, 2006	14,510	108,994	-	27,373	150,877

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP
notes to the consolidated financial statements
As of and for the years ended December 31, 2006, 2005 and 2004
(Amounts expressed in thousands of Reais, unless otherwise indicated)

40. Additional disclosures required by U.S. GAAP

a.	Reconciliation of operating income under BR CL to operating income under U.S. GAAP

	2006	2005	2004
BR CL operating income	3,900,635	3,375,495	2,865,118
Reversal of financial expense, net	331,055	460,332	404,208
Reversal of federal contingency - PIS and COFINS	(106,633)	-	-
Reversal of OCI - Foreign currency translation adjustment	(1,061)	17,829	461

U.S. GAAP adjustments-
Amortization of monetary restatement of 1996 and 1997	(36,722)	(37,757)	(60,769)
Depreciation of capitalized interest	(48,111)	4,893	7,078
Contribution to plant expansion - amortization of deferred credit and donations	30,882	30,646	31,948
Pension and other post-retirement benefits	37,109	3,665	(38,663)
Decrease in depreciation expense due to reduction of fixed assets for fair value in excess of purchase price on merger of Telesp and CTBC	45,069	44,529	88,858
Merger of Ceterp
Depreciation of the fair market value of assets	2,763	2,743	2,723
Amortization of concession	-	7,692	10,437
Reversal of Cofins	17,500
Deferred research expenses	8,495	11,579	597
Pre-operating expenses included in deferred assets	13,425	15,641	11,168
Deferred revenue on activation fees, net.	28,398	21,720	30,930
Amortization of IP network	7,182	7,331	7,256
Amortization of Itelefonica	14,162	14,162	13,903
Amortization of Santo Genovese’s customer portfolio	(5,550)	(5,550)	-
Reversal of goodwill amortization under BR CL - Santo Genovese	11,982	11,982	-
Amortization of derivatives on purchase commitments	4,399	4,249	-
Leasing Santo Genovese	196	(175)	-
Reversal of goodwill amortization under BR CL - TDBH	34,202	-	-
Customer portfolio amortization - ITAÚ	(8,573)	-	-
Surplus value depreciation - TDBH’s minority interest allocation	(2,154)	-	-
Amortization of donations - TDBH	95	-	-
AIX de Participações adjustments - proportional consolidation	6,635	9,293	60,298
ACT de Participações adjustments - proportional consolidation	1	24	(33)
Aliança Atlântica adjustments - proportional consolidation	68	-	-
Gain (loss) on permanent assets disposals	(5,787)	(6,569)	6,372
Other	1,043	(1,043)	-

U.S. GAAP operating income	4,280,705	3,992,711	3,441,890

b.	Reconciliation of net revenues and costs under BR CL to net revenues and costs under U.S. GAAP

1) Net operating revenue

Net operating revenue under BR CL differs from U.S. GAAP on the recognition of revenues from activation fees and value added and other sales taxes, as presented below:

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP
notes to the consolidated financial statements
As of and for the years ended December 31, 2006, 2005 and 2004
(Amounts expressed in thousands of Reais, unless otherwise indicated)

	2006	2005	2004
Net revenue under BR CL	14,643,021	14,395,101	13,308,630
Reclassification to cost of services
Value added and other sales taxes	5,530,866	5,371,979	4,901,798
Reclassification of costs of public telephones	101,785	93,173	98,793
U.S. GAAP adjustments-
Recognition of deferred revenue on activation fees, net	28,398	21,720	30,930
AIX de Participações adjustments - proportional consolidation	(11,471)	(11,572)	(10,187)
ACT de Participações adjustments - proportional consolidation	(26)	4	(49)
Net revenue under U.S. GAAP	20,292,573	19,870,405	18,329,915

2) Cost of services
	2006	2005	2004
BR CL cost of services	(7,780,510)	(7,716,723)	(7,496,010)
Reclassification from net revenues
Value added and other taxes sales taxes	(5,530,866)	(5,371,979)	(4,901,798)
Reclassification of costs of public telephones	(101,785)	(93,173)	(98,793)
U.S. GAAP adjustments-
Amortization of monetary restatement of 1996 and 1997	(36,722)	(37,757)	(60,769)
Depreciation of capitalized interest	(48,111)	4,893	7,078
Contribution to plant expansion - amortization of deferred credit	30,882	30,646	31,948
Decrease in depreciation expense due to reduction of fixed assets for fair value in excess of purchase price on merger of Telesp and CTBC	45,069	44,529	88,858
Merger of Ceterp - depreciation of fair market value of assets and concession	2,763	10,435	13,160
Amortization of IP network	7,182	7,331	7,256
Amortization of Itelefonica	14,162	14,162	13,903
Amortization of Santo Genovese’s customer portfolio	(5,550)	(5,550)
Amortization of derivatives on purchase commitments	4,399	4,249
Leasing Santo Genovese	196	(175)	-
Customer portfolio amortization - ITAÚ	(8,573)	-	-
Surplus value depreciation - TDBH's minority interest allocation	(2,154)	-	-
Amortization of donations - TDBH	95	-	-
AIX de Participações adjustments - proportional consolidation	15,966	15,592	12,653
Allowance for reduction to market value of inventories	(4,569)	(7,518)	(9,626)
Other	1,043	(1,043)	-
U.S. GAAP cost of services	(13,397,083)	(13,102,081)	(12,392,140)
U.S. GAAP gross profit	6,895,490	6,768,324	5,937,775

c.	Total assets and property, plant and equipment under U.S. GAAP

	2006	2005	2004
Total assets	18,523,807	18,140,020	19,159,464

Property, plant and equipment	45,028,189	42,767,290	41,449,374
Accumulated depreciation	(33,009,977)	(30,041,722)	(27,749,753)
Net property, plant and equipment	12,018,212	12,725,568	13,699,621

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP
notes to the consolidated financial statements
As of and for the years ended December 31, 2006, 2005 and 2004
(Amounts expressed in thousands of Reais, unless otherwise indicated)

d.	Intangible Assets

Following is a summary of the Company’s intangible assets subject to amortization:

	2006				2005
	Patents and trademarks	Software use rights	Customer Portfolio	Others	Patents and trademarks	Software use rights	Customer Portfolio	Others
Gross	1,517	1,928,952	261,254	166,334	1,476	1,578,412	55,500	105,576
Accumulated amortization	(1,511)	(1,084,052)	(113,975)	(108,327)	(1,470)	(777,758)	(5,550)	(80,128)
Net	6	844,900	147,279	58,007	6	800,654	49,950	25,448
Amortization expense	41	306,294	14,123	28,199	-	244,374	5,550	2,169
Amortization period	10 years	5 years	10 years	5 years	10 years	5 years	10 years	5 years

The estimated aggregate amortization expense for the next five years is as follows:

Amount
2007	324,648
2008	264,414
2009	209,136
2010	149,683
2011	70,151

e.	Pension and post-retirement benefits

A summary of the liability as of December 31, 2006 and 2005 for the Company’s active employees defined benefit pension plan (PBS/Visão/CTB/Visão Assist) is as follows:

PBS/Visão Telesp/CTB/Visão Assist/Visão T.Empresas	2006	2005
Funded status:
Accumulated benefit obligation:
Vested	89,778	84,517
Nonvested	21,140	16,150
Total	110,918	100,667
Projected benefit obligation	119,581	108,519
Fair value of plan assets	(139,788)	(110,289)
Excess of projected obligation (assets)	(20,207)	(1,770)
Unrecognized gains	N/A	33,683
Unrecognized net transition obligation	N/A	(3,504)
Accrued pension cost (Asset)	(20,207)	28,409
Additional minimum liability	N/A	13,051
Charge to equity - OCI - minimum liability SFAS87	N/A	13,051

Change in benefit obligation and items not yet recognized as a component of net periodic pension cost

	PBO	Unrec.G/(L)	Unrec.NTO
Benefit obligation at December 31, 2004	114,957	19,998	(4,330)

Service cost	3,264	-	-
Interest cost	12,126	-	-
Amortization	-	529	826
Benefit payments and expenses	(9,314)	(219)	-
Actuarial (gain)/loss	(12,514)	12,515	-
Asset experience	-	860	-
Balance at December 31, 2005	108,519	33,683	(3,504)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP
notes to the consolidated financial statements
As of and for the years ended December 31, 2006, 2005 and 2004
(Amounts expressed in thousands of Reais, unless otherwise indicated)

Service cost	3,127	-	-
Interest cost	11,872	-	-
Amortization	-	(1,152)	815
Benefit payments and expenses	(9,171)	(20)	-
Actuarial (gain)/loss	2,706	(2,772)	-
Asset experience	-	11,704	-
Business combination - inclusion of T.Empresas	2,528	2,583	137
Balance at December 31, 2006	119,581	44,026	(2,552)

Disclosure of net periodic pension cost

	2006	2005	2004
Service cost (net of employee contributions)	2,960	2,857	2,058
Interest cost on PBO	11,872	12,126	13,021
Expected return on assets	(15,705)	(13,164)	(10,028)
Amortization of initial transition obligation	815	826	826
Amortization of losses	(1,152)	530	-
Net periodic pension cost	(1,210)	3,175	5,877

Change in accrued pension cost

	2006	2005
Accrued pension cost at beginning of year	28,409	31,848
Net periodic pension cost	(1,210)	3,175
Employer contributions	(6,065)	(6,614)
Business combination - inclusion of T.Empresas	133	-
Other Comprehensive Income - SFAS158 adjustments	(41,474)	-
Accrued pension cost at end of year	(20,207)	28,409

Change in plan assets

	2006	2005
Plan assets at beginning of year	110,289	98,777
Actual contribution	6,145	6,802
Actual distributions and expenses	(9,171)	(9,314)
Actual return on plan assets	27,410	14,024
Assets acquired in a business combination	5,115	-
Plan assets at end of year	139,788	110,289

Estimated future benefit payments

	PBS/Visão	CTB	PBS-A	PAMA
2007	9,224	3,192	343,826	40,560
2008	9,688	3,124	357,579	44,506
2009	10,182	3,042	371,882	48,800
2010	10,742	2,949	386,757	53,425
2011	11,314	2,846	402,227	58,467
Years 2012-2016	65,496	12,460	2,265,737	382,508

The actuarial assumptions used in 2006 and 2005 are mentioned in Note 31.

Asset allocation

The asset allocation for the Company’s defined benefit pension plan (PBS - Telesp) at the end of 2006 and 2005, and the target allocation for 2007, by asset category, are as follows:

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP
notes to the consolidated financial statements
As of and for the years ended December 31, 2006, 2005 and 2004
(Amounts expressed in thousands of Reais, unless otherwise indicated)

	Target Allocation for	Percentage of Plan Assets at Year End
Asset category	2007	2006	2005
Equity securities	19.0%	18.0%	17.5%
Loans	1.0%	1.0%	2.5%
Fixed income	80.0%	81.0%	80.0%
Total	100.0%	100.0%	100.0%

The allocation of pension plan assets in Brazil is regulated by the Brazilian federal government. The primary allocation of a pension plan's portfolio assets is to fixed-income securities. The plan may also allocate up to 50% of its assets variable-rate securities and up to 5% of its assets loans to participants. The company's pension plan managers seek to maximize return on the plan's assets while balancing potential risks in order to guarantee the payment of benefits to the plans' participants and to reduce future costs. Based on the foregoing investment considerations, the company's pension plan managers intend to invest, through 2007, portfolio assets as follows: 80% in fixed-rate securities in order to protect the plans from volatility in the Brazilian equity markets and limit investments in such markets to 19.0% of the plans' total investments.

The asset mix is the same for both plans (PBS and Visão) and composed of fixed-income, equities and loans.

The plan’s asset return is the average after-tax return of each asset category weighted by target allocations. Asset categories returns are based on long term macroeconomic scenarios.

A summary of the Sistel pension plan as of December 31, 2006 and 2005 for the multiemployer portion (inactive employees pension plan) - PBS-A, is as follows:

Pension benefit plan- PBS-A
	2006	2005
Funded status:
Accumulated benefit obligation
Vested	4,118,077	3,876,556
Projected benefit obligation	4,118,077	3,876,556
Fair value of plan assets	(6,092,174)	(5,021,828)
Plan assets in excess of obligations	(1,974,097)	(1,145,272)

A summary of the post-retirement benefits plan (health care plan - PAMA) is as follows:

Health Care Plan - PAMA
	2006	2005
Funded Status:
Accumulated post-retirement benefit obligation:
Active participants	27,439	25,865
Fully eligible active plan participants	4,510	-
Inactive participants	1,019,730	740,531
	1,051,679	766,396
Fair value of plan assets	(563,349)	(539,250)
Obligations in excess of plan assets	488,330	227,146

In 2006, the Company made contributions to the PAMA in the amount of R$32 (R$20 in 2005 and R$26 in 2004).

f.	Concentrations of risk

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
As of and for the years ended December 31, 2006, 2005 and 2004
(Amounts expressed in thousands of Reais, unless otherwise indicated)

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

Approximately 25% of the Company’s employees are members of the main telecommunications industry labor union, Sindicato dos Trabalhadores em Empresas de Telecomunicações e Operadores de Mesas Telefônicas no Estado de São Paulo, the Labor Union of Employees of Telecommunications Companies and Telecommunications Desk Operators in the State of São Paulo, or SINTETEL, which is associated with the Federação Nacional dos Trabalhadores em Telecomunicações, the National Federation of Telecommunications Workers or FENATTEL. The collective labor agreement was renewed on September 1, 2006 and will expire on August 31, 2007. The Company’s management considers relations with its work force to be satisfactory. The Company has never experienced a work stoppage that had a material effect on its operations.

There is no concentration of available sources of labor, services, concessions or rights, other than those mentioned above, that could, if suddenly eliminated, severely impact the Company's operations.

g.	New accounting pronouncements

In March 2005, the FASB issued FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations,” an interpretation of FASB Statement No. 143 (FIN 47). FIN 47 clarifies that an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the fair value of the liability can be reasonably estimated. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. The effect of the adoption of this FIN is immaterial.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections”, which replaces APB Opinion No. 20, “Accounting Changes”, and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements”, and provides guidance on the accounting for and reporting of accounting changes and error corrections. SFAS No. 154 applies to all voluntary changes in accounting principles and requires retrospective application (a term defined by this SFAS) to prior periods’ financial statements, unless it is impracticable to determine the effect of a change. It also applies to changes required by an accounting pronouncement that does not include specific transition provisions. In addition, SFAS No. 154 redefines restatement as the revising of previously issued financial statements to reflect the correction of an error. SFAS No. 154 has been adopted in 2006 and had no impact on the Company’s financial statements.

In June 2006, the Emerging Issues Task Force (EITF) ratified the consensus on EITF 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement” (EITF 06-3). EITF 06-3 provides that taxes imposed by a governmental authority on a revenue producing transaction between a seller and a customer should be shown in the income statement on either a gross or a net basis, based on the seller’s accounting policy, which should be disclosed pursuant to Accounting Principles Board Opinion No. 22, “Disclosure of Accounting Policies.” Amounts that are allowed to be charged to customers as an offset to taxes owed by a company are not considered taxes collected and remitted. If such taxes are significant and are presented on a gross basis, the amounts of those taxes should be disclosed. EITF 06-3 will be effective for interim and annual reporting periods beginning after December 15, 2006. The Company is currently evaluating the impact EITF 06-3 will have, but it does not expect a material impact on its financial position and results of operations.

In July 2006, the FASB issued Interpretation No. 48 “Accounting for Uncertainty in Income Taxes” (“FIN 48”), an interpretation of Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes”. FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. In addition, FIN 48 clearly scopes out income taxes from Financial Accounting Standards Board Statement No. 5, Accounting for Contingencies. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company will be evaluating the impact FIN 48 will have on its financial statements in the course of 2007.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP
notes to the consolidated financial statements
As of and for the years ended December 31, 2006, 2005 and 2004
(Amounts expressed in thousands of Reais, unless otherwise indicated)

that require or permit fair value measurement. SFAS 157 does not require any new fair value measurements and the Company does not expect the application of this standard to change its current practice. SFAS 157 requires prospective application for fiscal years ending after November 15, 2007.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”, an amendment of FASB Statements No. 87, 88, 106 and 132 (R). SFAS No. 158 requires an employer that is a business entity and sponsors one or more single-employer defined benefit plans to (i) recognize the funded status of a benefit plan in its statement of financial position; (ii) recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost pursuant to SFAS No. 87, Employers’ Accounting for Pensions, or No. 106, Employers’ Accounting for Postretirement Benefits Other Than Pensions; (iii) measure defined benefit plan assets and obligations as of the date of the employers’ fiscal year-end statement of financial position ; and (iv) disclose in the notes to financial statements additional information about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition net asset or obligation. The Company adopted SFAS 158 recognition and related disclosure provisions as of December 31,2006, which impact was as a gain of R$ 27,373, net of income taxes, recorded directly in accumulated other comprehensive income (AOCI).
In February 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities”, a standard that provides companies with an option to report selected financial assets and liabilities at fair value.  The standard requires companies to provide additional information that shows the effect of the company’s choice to use fair value on its earnings. It also requires entities to display the fair value of those assets and liabilities for which the company has chosen to use fair value on the face of the balance sheet.  The new Statement does not eliminate disclosure requirements included in other accounting standards, including requirements for disclosures about fair value measurements included in FASB Statements No. 157, Fair Value Measurements, and No. 107, Disclosures about Fair Value of Financial Instruments. This Statement is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. The Company will be evaluating the impact SFAS No. 159 will have on its financial statements in the course of 2007.

41.	Subsequent events

On March 29, 2007, the General Shareholders’ Meeting approved the distribution of additional dividends in the amount of R$705.6 million, based on retained earnings as of the annual financial statements of December 31, 2006. The amounts per share will be R$1.307780 for common shares and R$ 1.438558 for preferred shares. The payment must be effected before December 21, 2007, at the latest.

* * * * * * * * * * *