Form 20-F
period 2007-12-31
TELESP HOLDING CO
filed 2008-04-14
CIK 1066119

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
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

The number of outstanding shares as of December 31, 2007 was:

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

INTRODUCTION

References in this annual report to “Telesp,” “we,” “our,” “us” and “the company” are to Telecomunicações de São Paulo S.A. – TELESP and its consolidated subsidiaries (unless the context otherwise requires). In addition, all references in this annual report to:

•	“ADSs” are to our American Depositary Shares, each representing 1 share of our non-voting preferred shares;

•	“ANATEL” are to Agência Nacionalde Telecomunicações–ANATEL, the National Telecommunications Agency of Brazil;

•	“BOVESPA” are to the Bolsade Valores de São Paulo, or the São Paulo Stock Exchange;

•	“Brazilian Central Bank” or “Central Bank” are to the Banco Centraldo Brasil, the Central Bank of Brazil;

•	“Brazilian Corporate Law” are to the Leidas Sociedades por Ações, Law No. 6,404 of December 1976, as amended;

•	“Brazilian government” are to the federal government of the Federative Republic of Brazil;

•	“Ceterp” are to Centrais Telefónicas de Ribeirão Preto;

•	“CMN” are to the Conselho Monetário Nacional, the Monetary Council of Brazil;

•	“Commission” or “SEC” are to the U.S. Securities and Exchange Commission;

•
“Corporate Law Method” is the accounting practice to be followed in the preparation of our financial statements for regulatory and statutory purposes prescribed by the Brazilian Corporate Law and accounting standards issued by the CVM and the Independent Auditors Institute of Brazil (Institutodos Auditores Independentes do Brasil–IBRACON);

•	“CTBC Telecom” are to Companhia de Telecomunicações do Brasil Central;

•	“CTBC Borda” are to Companhia Brasileira Borda do Campo – CTBC;

•	“CVM” are to the Comissãode Valores Mobiliários, the Securities Commission of Brazil;

•	“General Telecommunications Law” are to Lei Geralde Telecomunicações, as amended, which regulates the telecommunications industry in Brazil;

•	“JPY” are to Japanese Yen;

•
“Number Portability” are to “Portabilidade Numerica,” the service mandated by ANATEL that provides customers with the option of keeping the same telephone number when switching telephone service providers;

•	“PTAX rate” are to the weighted average daily buy and sell exchange rates between the real and U.S. dollar that is calculated by the Central Bank;

•	“real,” “reais” or “R$” are to Brazilian reais, the official currency of Brazil;

•	“Speedy” are to broadband services provided by Telesp through asymmetric digital subscriber lines, or ADSL; and

•	“US$,” “dollars” or “U.S. dollars” are to United States dollars.

Unless otherwise specified, data relating to the Brazilian telecommunications industry included in this annual report were obtained from ANATEL.

The “Glossary of Telecommunications Terms” that begins on page 109 provides the definition of certain technical terms used in this annual report.

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

PRESENTATION OF FINANCIAL INFORMATION

Our consolidated financial statements as of December 31, 2007 and 2006 and for the years ended December 31, 2007, 2006 and 2005 have been prepared in accordance with the accounting practices adopted in Brazil, as prescribed by Brazilian Corporate Law, or the Brazilian GAAP, which differs in certain significant respects from generally accepted accounting principles in the United States, or U.S. GAAP. Notes 36 and 37 to our financial statements appearing elsewhere in this annual report describe the principal differences between the Brazilian GAAP and U.S. GAAP as they relate to us, and provide a reconciliation to U.S. GAAP of net loss and shareholders’ equity. These consolidated financial statements have been audited by Ernst & Young Auditores Independentes S.S. (“E&Y” or “Ernst & Young”).

We have made rounding adjustments to reach some of the figures included in this annual report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

Our consolidated financial statements included in this annual report on Form 20-F and the selected financial data presented for the periods described below have been prepared in accordance with the Corporate Law Method, which is the same basis of accounting used in our annual financial statements published in Brazil, audited by Ernst & Young Auditores Independentes for the fiscal years ended December 31, 2007, 2006 and 2005, and Deloitte Touche Tohmatsu Auditores Independentes for the fiscal years ended December 31, 2004, and 2003. For consistent presentation, we have used the Corporate Law Method for all periods described in this annual report on Form 20-F. See Note 3 to the consolidated financial statements.

In October 2005, the CVM introduced Deliberation 488, which had the principal effect of changing the classification on our balance sheet of provisions to assets from liabilities from 2006 onward. Thus, our financial information as represented on our balance sheet as of December 31, 2005 included in this annual report has been reclassified to make it comparable to the corresponding financial information on our balance sheet as of December 31, 2006 and 2007.

The following tables present a summary of our selected financial data at the dates and for each of the periods indicated. You should read the following information together with our audited consolidated financial statements and the notes thereto included elsewhere in this annual report and with “Item 5—Operating and Financial Review and Prospects.”

	Year ended December 31,
	2007	2006	2005	2004	2003
	(in millions of reais, except for share and per share data)
Income Statement Data:
Brazilian Corporate Law
Net operating revenue	14,728	14,643	14,395	13,309	11,805
Cost of goods and services	(8,023)	(7,780)	(7,717)	(7,496)	(6,715)
Gross profit	6,705	6,863	6,678	5,813	5,090
Operating expenses, net	(3,189)	(2,631)	(2,843)	(2,544)	(2,643)
Operating income before financial expense, net	3,516	4,232	3,835	3,269	2,447
Financial expense, net	(307)	(331)	(460)	(404)	(630)
Operating income	3,209	3,901	3,375	2,865	1,817
Non-operating income, net	131	23	38	40	50
Income before tax and social contribution	3,340	3,924	3,413	2,905	1,867
Income tax and social contribution	(977)	(1,108)	(871)	(724)	(279)
Net Income	2,363	2,816	2,542	2,181	1,588
Earnings per share in reais	4.67	5.57	5.17	0.0044	0.0032
Cash Dividends per share in reais, net of withholding tax:
Common Shares	5.25	5.58	6.89	5.63	6.90
Preferred Shares	5.77	6.14	7.58	6.20	7.60
U.S. GAAP
Net operating revenue	20,472	20,293	19,870	18,330	16,219
Operating income	3,635	4,305	4,026	3,471	2,477
Net income	2,370	2,930	2,638	2,184	2,011

	Year ended December 31,
	2007	2006	2005	2004	2003
	(in millions of reais, except for share and per share data)
Net income per share:
Common shares—basic and diluted	4.39	5.48	5.02	4.05	3.62
Weighted average number of common shares outstanding—basic and diluted	168,609,292	167,242,724	164,734,052	165,320,207	165,320,207
Preferred shares—basic and diluted	4.83	6.02	5.52	4.61	4.31
Weighted average number of preferred shares outstanding—basic and diluted	337,232,189	334,342,809	328,130,540	328,272,073	328,272,073

	December 31,
	2007	2006	2005		2004	2003
	(in millions of reais, except per share data)
Balance Sheet Data:
Brazilian Corporate Law
Property, plant and equipment, net	11,142	11,651	12,358		13,369	14,735
Total assets	18,925	18,146	17,760	(1)	18,752	20,123
Loans and financing—current portion	806	1,829	247		530	1,982
Loans and financing—non-current portion	2,503	510	2,151		2,226	995
Shareholders’ equity	9,905	10,610	10,204		11,399	12,269
Capital stock	6,575	6,575	5,978		5,978	5,978
Number of shares outstanding (in thousands) (2)	505,841	505,841	492,030		493,592,279	493,592,279
U.S. GAAP
Property, plant and equipment, net	11,280	12,018	12,726		13,700	15,063
Total assets	20,203	18,825	18,140	(1)	19,159	20,470
Loans and financing—current portion	808	1,828	256		478	1,878
Loans and financing—non-current portion	2,503	510	2,151		2,231	942
Shareholders’ equity	10,478	10,823	10,265		11,422	12,280

(1)
On October 3, 2005, the CVM issued Deliberation No. 488 in respect of which these values have been reclassified. See “Presentation of Financial Information” for a detailed explanation of this reclassification.

(2)
On May 11, 2005, the shareholders approved a reverse stock split in the proportion of 1,000 (one thousand) shares to 1 (one) share of the same class. Had the reverse stock split occurred on December 31, 2003, shares outstanding would be 493,592 in each of 2004 and 2003 and earnings per share would have been 4.4 and 3.2, respectively.

	December 31,
	2007	2006	2005	2004	2003
	(in millions of reais except when indicated)
Cash Flow Data:
Brazilian Corporate Law
Operating activities:
Cash provided by operations	4,730	5,007	5,538	5,606	4,976
Investing activities:
Net cash used in investing activities	(2,270)	(1,885)	(1,667)	(1,415)	(1,278)
Financing activities:
Cash used in financing activities	(1,740)	(3,372)	(3,647)	(4,167)	(3,974)
Increase (decrease) in cash and cash equivalents	720	(250)	224	24	(276)
Cash and cash equivalents at beginning of year	213	463	239	215	491
Cash and cash equivalents at end of year	933	213	463	239	215

ExchangeRates

Since 2000, the Brazilian government has been introducing significant changes aimed at simplifying the Brazilian foreign exchange market. Prior to March 4, 2005, there were two principal legal foreign exchange markets in Brazil:

•	the commercial rate exchange market; and

•	the floating rate exchange market.

On August 4, 2006, the Brazilian National Monetary Council, through Resolution No. 3,389, relaxed the exchange coverage for exports, allowing Brazilian exporters to keep up to 30% of their income generated from exports of goods and/or services outside of Brazil. The remaining 70% of such income continued to be subject to compulsory repatriation to Brazil. Since March 17, 2008, Brazilian exporters are allowed to keep 100% of such income outside of Brazil. In addition, the foreign exchange mechanism was simplified to provide for the simultaneous purchase and sale of foreign currency, through the same financial institution and using the same exchange rate.

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

Since 2005, the real has been appreciating as a consequence of a reduction in the country-risk and of the exchange flow resulting from a considerable trade balance surplus and a significant inflow of foreign direct investment. The real/dollar exchange rate decreased from R$2.14 per US$1.00 on December 31, 2006 to R$1.77 per US$1.00 on December 31, 2007.

The following table set forth the exchange rate (subject to rounding adjustments), expressed in reais per U.S. dollar (R$/US$), for the periods indicated:

	Exchange Rate of R$ per US$
	Low	High	Average (1)	Period-end
Year Ended:
December 31, 2001	1.9349	2.7999	2.3514	2.3196
December 31, 2002	2.2701	3.9544	2.9301	3.5325
December 31, 2003	2.8211	3.6615	3.0707	2.8884
December 31, 2004	2.6536	3.2043	2.9249	2.6536
December 31, 2005	2.1625	2.7613	2.4333	2.3399
December 31, 2006	2.0578	2.3703	2.1763	2.1372
December 31, 2007	1.7317	2.1548	1.9475	1.7705
Month Ended:
January 31, 2008	1.7414	1.8301	1.7742	1.7603
February 29, 2008	1.6715	1.7681	1.7277	1.6833
March 31, 2008	1.6700	1.7491	1.7076	1.7491
April 11, 2008	1.6822	1.7534	1.7087	1.6876

Source: Brazilian Central Bank.

(1)	Represents the average daily PTAX rates during the period.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

This section is intended to be a summary of more detailed discussions contained elsewhere in this annual report. The risks described below are not the only ones we face. Additional risks that we do not presently consider material, or of which we are not currently aware, may als o affect us. Our business, results of operations or financial condition could be impacted if any of these risks materializes and, as a result, the market price of our preferred shares and our ADSs could be affected.

Risks Relating to Brazil

The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. This influence, as well as Brazilian political and economic conditions, could adversely affect us and the trading price of our preferred shares and ADSs.

In the past, the Brazilian government has intervened in the Brazilian economy and occasionally made drastic changes in policy and regulations. The Brazilian government’s actions to control inflation and affect other policies have often involved wage and price controls, currency devaluations, capital controls, and limits on imports, among other things. Our business, financial condition, results of operations and the market price of our preferred shares and ADSs may be adversely affected by changes in government policies, as well as general economic factors, including:

•	currency fluctuations;

•	exchange control policies;

•	internal economic growth;

•	inflation;

•	price instability;

•	energy policy;

•	interest rates;

•	liquidity of domestic capital and lending markets;

•	tax policies (including reforms currently under discussion in the Brazilian Congress); and

•	other political, diplomatic, social and economic developments in or affecting Brazil.

Uncertainty over the possibility of the Brazilian government implementing changes in policy or regulation affecting these or other factors in the future may contribute to economic uncertainty in Brazil and heightened volatility in the Brazilian securities markets and securities issued abroad by Brazilian companies. In addition, possible political crises may affect the confidence of investors and the public in general, which may result in economic deceleration and affect the trading prices of shares issued by companies listed on the stock exchange, such as us.

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

Brazil has historically experienced high rates of inflation. Inflation and certain of the government’s measures taken in the attempt to curb inflation have had significant negative effects on the Brazilian economy. Since 1994, and after enactment of the Real Plan, Brazil’s inflation rate has been substantially reduced from that in previous periods. The Consumer Prices Index (Índice de Preços ao Consumidor), or the IPCA, published by the Instituto Brasileiro de Geografia e Estatística, rose 4.5% in 2007, reaching the target fixed by the National Monetary Council. This index had presented variations of 3.1% in 2006, 5.7% in 2005, 7.6% in 2004 and 9.3%, respectively, in 2003.

Since 2006, telephone fees have been indexed to the Indice de Serviços de Telecomunicações (Telecommunications Service Index – IST), which is a basket of national indexes that reflect our sector’s operating costs, which could reduce the inconsistencies between our industry’s revenues and costs and thus reduce the adverse effects of inflation on us. However, Brazilian monetary policy will continue to call for the IPCA as an inflation targeting system. The inflation target for 2008 is 4.5%. This means that, if inflation increases beyond the 4.5% 2008 official target, basic interest rates may rise, causing direct effects on the cost of debt and indirect effects on the demand for telecommunication goods and services.

Fluctuations in the real/U.S. dollar exchange rate may adversely affect our ability to pay U.S. dollar-denominated or U.S. dollar–linked obligations and could lower the market value of our preferred shares and ADSs.

The Brazilian currency has experienced devaluations in the past. The real was devalued against the U.S. dollar by 18.7% in 2001 and 52.3% in 2002. Over the next few years, in contrast, the real began appreciating against the U.S. dollar, increasing 18.2%, 8.1%, 11.8%, 8.7% and 17.2%, respectively, in 2003, 2004, 2005, 2006 and 2007. See “Item 3.A—Selected Financial Data—Exchange Rates” for more information on exchange rates.

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

As of December 31, 2007, 28.5% of our R$3.31 billion total indebtedness was denominated in foreign currencies, primarily in U.S. dollars, Japanese yen and euro. As of December 31, 2007, we had currency hedges in place to cover virtually all of our foreign currency denominated debt. See “Item 11(a)—Quantitative and Qualitative Disclosures about Market Risk—Exchange rate risk.” Part of the costs relating to our network infrastructure is payable or linked to payment by us in U.S. dollars. However, other than income derived from hedging transactions and international long distance interconnection, all of our revenues are generated in reais. To the extent that the value of the real decreases relative to the U.S. dollar, our debt becomes more expensive to service and it becomes more costly for us to acquire technology and goods necessary to operate our business that have their prices linked to exchange rate fluctuations. The additional costs from our debt, however, are offset by revenues from corresponding hedging transactions and the exposure of our capital expenditures is constantly monitored so that it does not reach a material amount. Nevertheless, currency fluctuations are expected to continue to affect our financial income and expenses.

Political, economic and social developments, and the perception of risk in other countries, especially emerging market countries, may adversely affect the Brazilian economy, our business, and the market price of Brazilian securities, including our preferred shares and ADSs.

The market for securities issued by Brazilian companies may be influenced, in varying degrees, by economic and international market conditions, especially by those in Latin American and other emerging markets. The reaction of investors to developments in other countries may have an adverse impact on the market value of securities of Brazilian companies. Crises in other emerging countries or the economic policies of other countries, in particular those of the United States, may reduce investor demand for securities of Brazilian companies, including our preferred shares. Any of the foregoing developments may adversely affect the market value of our preferred shares and hinder our ability to access the capital markets and finance our operations in the future on acceptable terms and costs, or at all.

Exchange controls and restrictions on remittances abroad may adversely affect holders of our preferred shares and ADSs.

Brazilian law provides that, whenever there is a significant imbalance in Brazil’s balance of payments or a significant possibility that such imbalance will exist, the Brazilian government may impose temporary restrictions on capital outflows. Such restrictions could hinder or prevent the holders of our preferred shares or the depositary for the ADSs from remitting dividends abroad. The Brazilian government imposed restrictions on capital outflows for a six-month period at the end of 1989. If similar restrictions are introduced in the future, they would likely have an adverse effect on the market price of our preferred shares and ADSs.

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

The initial monthly and usage fees for our services (local and long-distance) were initially determined in our concession agreements. From March 2007 until July 31, 2007, the billing system was converted to a minute basis and the former measurement based on pulses was discontinued for all customers. Our concession agreements also set forth criteria for annual fee adjustments. We derive a substantial portion of our revenues from services subject to this price adjustment. The method of price adjustment is essentially a price cap. ANATEL annually applies a price index correction that reflects the inflation index of the period and a productivity factor to our local and long-distance fees. Since 2006, the inflation index has been replaced by the IST, which reflects variations in telecommunications companies’ costs and expenses. ANATEL has complied with the fee range set by the concession agreements.

Our concession may be terminated by the Brazilian government under certain circumstances.

We operate our business under a concession granted by the Brazilian government. According to the terms of the concession, we are obligated to meet certain universal service requirements and to maintain minimum quality and service standards. For example, ANATEL requires that we satisfy certain conditions with respect to, among other things, expansion of our network to provide public pay-phone service for all areas with populations in excess of 100, expansion of our network to provide private individual telephone service for all areas with populations in excess of

300, and, with respect to quality of service, targets for the number of call completions. Our ability to satisfy these terms and conditions, as well as others, may be affected by factors beyond our control. Our failure to comply with the requirements of our concession may result in the imposition of fines up to R$50.0 million or other government actions, including the termination of our concession. Any partial or total revocation of our concession would have a material adverse effect on our financial condition and results of operations. Moreover, the concession agreements establish that all assets owned by the Company and which are indispensable to the provision of the services described in such agreements are considered reversible assets and are deemed to be part of the concession assets. The assets will be automatically returned to ANATEL upon expiration of the concession agreements, according to the regulation in force at that time. On December 31, 2007, the net book value of reversible assets is estimated at R$7.188 million, which is comprised of switching and transmission equipment and public use terminals, external network equipment, energy equipment and system and operation support equipment.

The expiration date of the original concession agreements was December 31, 2005, but it has since been renewed as of December 22, 2005 for an additional 20-year term. We expect that in 2010 ANATEL will revise the concession contracts and that a Public Notice (consulta pública) will be published by the end of 2008 with the expected revisions.

We face substantial competition from other fixed-line providers that may reduce our market share.

The fulfillment of ANATEL’s universal service targets by several fixed telecommunications service providers opened our region to competition for local and long-distance telecommunications services from other providers. We have experienced, and expect to continue to experience, market adjustments in which providers take actions in order to compete for clients, especially corporate and premium residential clients. Such actions tend to result in downward price and market share pressures. The Brazilian telecommunications market continues to reorganize and the profile of our competitors remains subject to change. This move towards reorganization and consolidation is well illustrated by Carso Group’s acquisition of a significant corporate stake in Brazil’s largest cable company, Net Comunicações S.A., through Teléfonos de Mexico S.A. - Telmex. In October 2006, Net Comunicações S.A. acquired Vivax, S.A., the second largest cable provider in the State of São Paulo. Such consolidation has allowed our competitors to threaten our market share by providing bundled services (voice, broadband and pay TV), by making increased investments, or by offering more discounts as a result of greater financial viability.

In March 2007, ANATEL promulgated regulations with respect to Number Portability.

For many small company and residential customers with permanent residences, the ability to retain their telephone number is an important factor in deciding whether to remain with a telephone company. Thus, the ability to carry over a telephone number tends to increase competition in the industry. The expected commencement of Number Portability is August 2008, and Telefonica, being a concessionaire and holder of a significant market share, will likely initially lose more customers than it gains and consequently lose market share. Although we are still uncertain as to the size of this potential loss, the model designed for the Number Portability process in Brazil could increase competition in the market and have an adverse impact on our results.

We face increasing competition from cellular service providers.

Rapid growth of the cellular telecommunications industry and intense competition among cellular service providers have resulted in lower prices for cellular services. Cellular services are increasingly becoming an alternative to fixed-line services, primarily for residential customers. We expect this to negatively impact the use of fixed telecommunications services and, therefore, mobile services are still the main competitive product to our services. See “Item 4—Information on the Company—Competition.” For example, in 2007 the mobile operator TIM obtained an STFC (Fixed Services) license and launched the “TIM Casa Flex” product, a minutes package for fixed telephone lines, using a cellular network, at a lower price, which can only be used from a restricted location (“home zone”). Services of this nature may eventually encourage substitution of fixed lines with the use of cellular telephones in residences.

With this, TIM began offering products bundling fixed voice and mobile service through two different numbers, a fixed number to be used in the registered “home zone” and another mobile number, which increased competition in the fixed voice market. Increased competition from cellular service providers may have an adverse effect on our results.

The industry in which we conduct our business is subject to rapid technological changes that could have a material adverse effect on our ability to provide competitive services.

The telecommunications industry is subject to rapid and significant technological changes. Our future success depends on our ability to anticipate and adapt in a timely manner to technological changes. We expect that new products and technologies will emerge and that existing products and technologies will be further developed.

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

As an example of the alternative technology, in December 2007, ANATEL auctioned frequencies for 3G services (third generation cellular telephone services) at premiums of almost 80% over minimum bid prices, for which all current operators as well as other new entrants into the market bid. The 3G networks will allow mobile broadband access at speeds and prices competitive with currently offered fixed broadband services (ADSL and cable), which could have an adverse effect on Speedy’s growth and our results. As a measure of the interest of mobile operators in this market, before the auction, Claro has already begun offering access plans for 3G mobile broadband at prices and speeds close to those currently offered by fixed broadband.

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

You will not be able to exercise the preemptive rights relating to the preferred shares underlying your ADSs unless a registration statement under the U.S. Securities Act of 1933, as amended, or the Securities Act, is effective with respect to those rights, or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement. Unless we file a registration statement or an exemption from registration applies, you may receive only the net proceeds from the sale of your preemptive rights by the depositary, or if the preemptive rights cannot be sold, they will lapse and you will not receive any value for them. For more information on the exercise of your rights, see “Item 10.B—Additional Information—Memorandum and Articles of Association—Preemptive Rights.”

Certain Factors Relating to Our Controlling Shareholder

Our controlling shareholder has strong influence over our business.

Telefónica Internacional S.A., or Telefónica Internacional, our principal shareholder, currently owns directly and indirectly approximately 85.57% of our voting shares and 87.95% of our total capital. See “Item 7.A Major Shareholders and Related Party Transactions—Major Shareholders” and “Item 7.B Major Shareholders and Related Party Transactions—Related Party Transactions.” As a result of its share ownership, Telefónica Internacional has the power to control us and our subsidiaries, including the power to elect our directors and officers and to determine the outcome of any action requiring shareholder approval, including transactions with related parties, corporate reorganizations and the timing and payment of our dividends. Given this degree of control over our company, circumstances could arise under which the interests of Telefónica Internacional could be deemed to be in conflict with the interests of our other shareholders.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

General

Following the restructuring and privatization of Telebrás, discussed below, we were incorporated on May 22, 1998, as a corporation (sociedade anônima) organized under the laws of the Federative Republic of Brazil. We are registered with the CVM, as a publicly held company and our stock is traded on BOVESPA. We are also registered with the SEC in the United States and our ADSs are traded on the New York Stock Exchange, or the NYSE. Our headquarters are located at Rua Martiniano de Carvalho, 851, 01321-001, São Paulo, SP, Brasil. Our telephone number is 55-11-3549-7922.

As of December 31, 2007, we had 168,609,292 outstanding common shares, with no par value per share, and 337,232,189 preferred shares, with no par value per share. Our shareholders’ equity was in the amount of R$9,905,242 thousand as presented under the Corporate Law Method.

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

In addition to the services we provide under the concession agreements of 1998, we also provide international and interregional long distance services, as permitted under Act No. 23,395 of March 1, 2002, under which ANATEL also acknowledged our having accomplished the network expansion and universal service targets as of September 30, 2001.

We also provide multimedia communication services (“serviços de comunicação multimédia” or “SCM”) such as audio, video, data, voice and other sounds, images, texts and other information. ANATEL granted the SCM license with Act No. 33,791 of February 14, 2003. Telesp possesses one license, for Sectors 31 (our predecessor company’s area prior to the reorganization), 32 (the area corresponding to Ceterp prior to our acquisition) and 34 (CTBC Borda’s area prior to the reorganization).

As of December 31, 2007, our regional telephone network included approximately 14.6 million fixed lines, including public telephone lines, of which 12.0 million lines were in service. Of the access lines in service, approximately 77.3% were residential, 17.6% were commercial, 2.1% were public telephone lines and 3.0% were for our own use and testing.

Historical Background

The Restructuring and Privatization

Before the incorporation of Telecomunicações Brasileiras S.A. - Telebrás in 1972, there were more than 900 telecommunications companies operating throughout Brazil. Between 1972 and 1975, Telebrás and its operating subsidiaries, collectively, the “Telebrás System” acquired almost all of the telephone companies in Brazil and monopolized the provision of public telecommunications services in virtually all areas of the country.

On April 12, 1973, our main predecessor company, which had the same name as we have, Telecomunicações de São Paulo S.A. - Telesp, or TSP, began providing telecommunications public services as a Telebrás System operating company in the State of São Paulo. In 1973, TSP acquired Companhia Telefónica da Borda do Campo, or CTBC Borda, which had long been active in the São Paulo metropolitan area as a telecommunications public services concessionaire. With this acquisition, TSP became the main supplier of fixed-line telecommunications services in the State of São Paulo and remained so until a wave of deregulation occurred in the 1990s.

In 1995, the Brazilian government began a comprehensive reform of its system of telecommunications regulations. In July 1997, Brazil’s national congress adopted the General Telecommunications Law, which established a new regulatory framework, the introduction of competition and the privatization of the Telebrás System.

In May 1998, just prior to its privatization, the Telebrás System was restructured to form, in addition to Telebrás, twelve new holding companies. Virtually all assets and liabilities of Telebrás were transferred to the new holding companies, or the “new holding companies.” The resulting new holding companies, together with their respective subsidiaries, consisted of (i) eight cellular holding companies, each in one of eight cellular regions, and holding one or more operating companies that provided cellular services; (ii) three fixed-line holding companies, each in one of three fixed-line regions and holding one or more operating companies that provided local and intraregional long-distance services; and (iii) Embratel Participações S.A., a holding company of a single one of the Telebrás operating companies, Empresa Brasileira de Telecomunicações S.A. - Embratel, which provides international long-distance services throughout Brazil. Telesp Participações S.A., or TelespPar, was a new holding company formed in connection with the Telebrás privatization. Pursuant to the privatization, TelespPar received the shares held by Telebrás in the operating subsidiaries of the Telebrás System in the State of São Paulo, including TSP and CTBC Borda, which provided fixed-line telecommunications service in the State of São Paulo.

In July 1998, the federal government privatized the Telebrás System, selling substantially all its shares in the new holding companies, including TelespPar and its shares in TSP and CTBC Borda, to private sector buyers. The federal government’s shares of TelespPar were purchased by SP Telecomunicações Participações Ltda (formerly SP Telecomunicações Holding Ltda (“SPT”)), a consortium comprised of Telefónica Internacional, Portelcom Fixa S.A., Banco Bilbao Vizcaya S.A., Iberdrola Investimentos S.U.L., CTC Internacional S.A. and Telefónica de Argentina S.A. As a result of a subsequent reorganization of SP Telecomunicações on January 10, 1999, one of its subsidiaries, SPT Participações S.A., or SPT, became the controlling shareholder of TelespPar. SPT was controlled by Telefónica Internacional, S.A. (69.04%), Portugal Telecom, S.A. (19.85%), PTELECOM, S.A. (3.15%), Iberdrola Energia, S.A. (6.04%), Iberdrola Investimentos S.U.L. (0.96%) and Banco Bilbao Vizcaya (0.96%).

The Reorganization of TelespPar

On November 30, 1999, the respective shareholders of TelespPar, TSP, CTBC Borda and SPT approved a reorganization involving a series of mergers. Pursuant to the restructuring, the operations of TSP, CTBC and SPT were merged with and into TelespPar, which remained the surviving entity. Telespar simultaneously became the telecommunications services company operating under our current name, Telecomunicações de São Paulo S.A. - Telesp.

Ceterp’s Acquisition

On December 20, 1999, we acquired, through a public auction from the municipal government of the City of Ribeirão Preto, in the State of São Paulo, 51.0% of the voting shares and 36.0% of the total outstanding shares of Centrais Telefónicas de Ribeirão Preto S.A., or Ceterp. Ceterp provided fixed-line and cellular services in the State of São Paulo, outside the Telebrás System, and had been one of our minor competitors. According to the terms of the acquisition, on December 30, 1999, we acquired an additional 45.0% of the voting shares and 36.0% of the total outstanding shares of Ceterp from certain pension funds.

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

The Spin-off of Certain Data Transmission Operations

On January 30, 2001, our shareholders approved the spin-off of certain operations of our data transmission business into an independent Brazilian corporation, Telefónica Data Brasil Holding S.A., or TDBH. This spin-off was part of Telefónica’s global business reorganization to allow managerial and operational consolidation of business lines through separate, but affiliated, global business units and to enhance the strategic and competitive position of the group. At that time and based on the opinion of external consultants, the management of the company understood that it would be in the best interest of the company to segregate the assets related to the rendering of the Switched Packaged Network services, transferring all the shares of Telefónica Empresas to the then newly-created TDBH. After five years, management of the company and TDBH understood that the segregation of Telefónica Empresas reached the expected objectives, which were: (i) consolidation of the SCM services in the corporate segment, both in terms of technical specialty as well as client portfolio; and (ii) execution of specific investments that allowed a significant growth of Telefónica Empresas. Nevertheless, the management of the company and TDBH understood that the considerable increase in competition within this market, dominated by companies directly tied to large national and foreign groups, together with the transactional costs involved, provided an opportunity to merge its operations and increase technological expertise and the development of new products. Accordingly, the merger of the companies’ operations was effective July 2006. See “—The SCM Restructuring.”

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

On November 21, 2005 we approved the corporate reorganization of our wholly-owned companies A. Telecom S.A. (formerly Assist Telefónica S.A.), Santo Genovese Participações Ltda., or Santo Genovese and Atrium Telecomunicações Ltda., or Atrium. The capital reorganization consisted of the following steps: (i) Atrium was merged with and into Santo Genovese, which survived; and (ii) Santo Genovese was merged with and into A. Telecom S.A., which survived. Also under the reorganization, our shares of Santo Genovese were replaced by newly issued shares of A. Telecom S.A. as a result of the capital increase that followed the merger with Santo Genovese. We believe that the reorganization created value for A. Telecom’s shareholders, generated synergies and simplified the administrative structure of the constituent companies by offering to their clients more integrated services with a commercial presence. The reorganization was implemented and became effective on March 1, 2006.

The SCM Restructuring

On March 9, 2006, our Board of Directors and the Boards of Directors of TDBH and Telefónica Empresas S.A., a wholly-owned subsidiary of TDBH (“T-Empresas” and together with us and TDBH, the “Companies”), approved the restructuring of the Companies’ serviços de comunicação multimidia (“SCM”), or multimedia communications services, and data transmission activities (the “SCM Restructuring”).

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

The SCM Restructuring was submitted and approved at the Companies’ respective general shareholders meetings on April 28, 2006, but, due to a lawsuit filed by minority shareholders, the decision became effective on July 28, 2006. Following that shareholder approval of this restructuring: (i) TDBH was dissolved; (ii) its shareholders received shares of our common or preferred stock, or ADSs, as appropriate; (iii) we succeeded TDBH in all of its rights and obligations; and (iv) T-Empresas became our wholly owned subsidiary.

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

With respect to TDBH’s merger into us, certain minority shareholders tried to suspend our general shareholders’ meeting by contesting Rothschild’s appraisal through obtaining an injunction issued by the 14th civil chamber of the central forum of the district court of São Paulo. The injunction was cancelled on July 28, 2006, and the merger became legally effective. The main action (Ação Ordinária No. 583.00.2006.156920-5) has not yet been resolved in the lower court.

On January 31, 2008, at the 22nd general shareholders’ meeting of Telefónica Empresas S.A., the only shareholder of which is Telesp, it was resolved to change the corporate name of Telefónica Empresas S.A., which was renamed Telefónica Data S.A.

Association Agreement DTH Interactive

Since August 10, 2006, the Company, its subsidiary A.Telecom S.A. and DTH Interactive Ltda (DTHI), which provides satellite TV, have maintained an association agreement whereby these companies could offer integrated telecommunications services to consumers, including voice, ADSL, and subscription TV, with each company assuming obligations and earnings related its own expertise. This partnership permitted the introduction of the triple play of telephony, broadband and subscription TV into the Brazilian market.

Agreement of Convergence, Purchase and Sale of Operations, Assets, Stock and Other Obligations with the Abril Group

On October 29, 2006, the Company entered into an agreement with Abril Comunicações S.A., TVA Sistema de Televisão S.A., Comercial Cabo TV São Paulo Ltda., TVA Sul Paraná Ltda., and TVA Radioenlaces Ltda. (the “Abril Group”), whereby we combined our telecommunications and broadband services with the broadband and cable services of Tevecap S.A., or TVA, the second largest Brazilian pay TV provider with operations in the states of Paraná, Rio Grande do Sul, São Paulo and Rio de Janeiro. Through this transaction, we broadened our services to meet our users’ increasing demand, combining the Abril Group’s expertise in content and media production and placement with the expertise of the Telefónica Group in the telecommunications segment.

On October 31, 2007, the board of ANATEL discussed the conclusion of the regulatory review of the association between Grupo Abril and the Company, approving the transaction, which involves (i) the acquisition of all of the operations of MMDS (Multichannel Multipoint Distribution Service) and broadband, and (ii) the acquisition of a significant stake, within the limit of the foreseen effective laws and regulations, in the cable television dealers controlled by Grupo Abril in and out of the State of São Paulo. This decision was published in the Official Gazette of the Federal Executive on November 19, 2007. The transaction continues to be analyzed by Anatel, solely with respect to antitrust matters, and will be finally reviewed by CADE (Conselho Administrativo de Defesa Econômica), the Competition Authority.

The Telesp stockholders, in the Extraordinary General Meeting held on November 23, 2007, ratified the entering into of the Agreement, its amendments and annexes, and approved the implementation of the deal and the signature of all documents necessary for its complete formalization.

As a result of this transaction, Navytree Participações S.A (“Navytree”) became a wholly owned subsidiary of Telesp.

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

The following table sets forth our capital expenditures for each year in the three-year period ended December 31, 2007.

	Year ended December 31,
	2007	2006	2005
	(in millions of reais)
Switching equipment	54.7	31.3	118.4
Transmission equipment	264.5	122.9	92.9
Infrastructure	45.6	60.8	55.6
External network	356.0	382.1	245.3
Data transmission	444.7	307.2	263.4
Line support equipment	380.2	297.7	240.1
Administration (general)	368.5	329.3	560.5
Long-distance	-	35.2	10.2
Other	78.3	154.9	88.1
Total capital expenditures	1,992.5	1,721.4	1,674.5

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

We anticipate that our capital expenditures for 2008 will be approximately R$2.1 billion. We expect to fund these expenditures with funds internally generated from our operations and through debt.

B. Business Overview

Our Region

The State of São Paulo covers an area of 248,809 square kilometers, representing approximately 2.9% of Brazil’s territory. The population of the State of São Paulo is approximately 42 million, representing 22% of Brazil’s total population. The gross domestic product, or GDP, of the State of São Paulo in 2007 was an estimated R$855.02 billion, or approximately US$439 billion, representing approximately 33% of Brazil’s GDP for the year. The State of São Paulo’s annual per capita income during 2007 was an estimated R$20,522, or approximately US$11,537.

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

Our concession region is Region III, which is comprised of 622 municipalities, including the City of São Paulo, with an aggregate population of approximately 42 million. Of the municipalities in Region III, 70 have populations in excess of 100,000. The City of São Paulo has a population of approximately 11 million. According to the plan established by the federal government, whereby the government granted licenses to four providers of fixed-line telecommunications services, the State of São Paulo was divided into four sectors, including Sectors 31 (our predecessor company’s area prior to the reorganization), 32 (the area corresponding to Ceterp prior to our acquisition), 33 (corresponding to the portion of the State of São Paulo that we do not service) and 34 (CTBC Borda do Campo area prior to the reorganization). Through transactions that took place in November 1999 and December 2000, CTBC Borda do Campo and Ceterp merged into our company, which now holds Sectors 31, 32 and 34. Sector 33 is held by CTBC Telecom.

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

The conditions for the provision of interregional and international long-distance services outside the concession area contemplate that providers already operating services under a selection code (a two-digit code to be input by the caller as a prefix to the number dialed) shall keep such code under the new licenses authorizing operation outside the applicable concession area. Accordingly, we continue using the provider selection code “15” that permits our callers to originate calls using our services even though they are outside our concession area. All interregional and international cellular calls, whether in our concession area or that of another provider, dialed using Personal Mobile Service—SMP, through which mobile services users choose the provider for interregional and international long-distance calls, and which requires dialing our code “15” in order to use our services. See “—Services—Network Services.”

Services

Overview

Our services consist of:

•	local services, including activation, monthly subscription, measured service and public telephones;

•	intraregional, interregional and international long-distance services;

•	data services, including broadband and other data link services;

•	pay tv services through DTH (direct to home) satellite technology and land based wireless technology MMDS (multichannel multipoint distribution service);

•	network services, including interconnection and the leasing of facilities, as well as other services.

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

We provide interconnection services to cellular service providers and other fixed telecommunications companies through the use of our network. In April 1999, we also began to sell handsets and other telephone equipment through A. Telecom S.A. (formerly Assist Telefónica S.A.), our wholly-owned subsidiary. Until January 2001, we provided data transmission services, but spun off our data transmission operations into TDBH. See “Item 4.A—Information on the Company—History and Development of the Company—the SCM Restructuring.”

The following table sets forth our operating revenue for the years indicated. Our fees for each category of service are discussed below under “—Rates and Taxes.” For a discussion of trends and events affecting our operating revenue, see “Item 5—Operating and Financial Review and Prospects.”

	Year ended December 31,
	2007	2006	2005
	(in millions of reais)
Local service	9,125	9,636	9,480
Intraregional service	2,006	2,090	2,042
Interregional long-distance service	1,215	927	1,184
International long-distance service	134	153	171
Data transmission	2,996	2,020	1,313
Interconnection services	4,064	4,245	4,220
Network usage services	405	535	754
Network Access	319	399	415
Other	920	792	772
Total	21,184	20,797	20,351
Taxes and discounts	(6,456)	(6,154)	(5,956)
Net operating revenue.	14,728	14,643	14,395

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

Telesp became the first telephone service concessionaire in Brazil to offer local services outside its concession region (the State of São Paulo). In May 2003, we achieved the network expansion and universal service targets established by ANATEL, and began providing local services to six other states in Brazil, including Sergipe, Espírito Santo, Rio Grande do Sul, Paraná, Santa Catarina and certain areas in Rio de Janeiro. In May 2004, we began providing local telephone services in seven other states in Brazil, including those in the capitals of Pará, Roraima, Amapá, Rondônia, Maranhão, Tocantins and Acre. In May 2005, we also began to provide local telephone services in the capitals of the following states: Ceará, Amazonas, Pernambuco, Rio de Janeiro, Bahia, Mato Grosso do Sul and Mato Grosso. Since May 2006, we have also been providing local telephone services in Brasília (Distrito Federal) and Goiânia, the capital of the State of Goiás. We did not have any activations in 2007.

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

On April 29, 2002, certain provisions of ANATEL’s order were partially suspended as a result of injunctions sought by Embratel. The injunctions prevented us from commencing our interregional services that originated in our concession region, Region III, and terminated in other concession areas, namely Region I (Telemar’s concession region) and Region II (Brasil Telecom’s concession region). However, our concession to provide local and interregional services in Region I, Region II, Sector 33 of Region III and international services in all three regions was not affected. The lawsuits brought by Embratel have been dismissed. In October 2005, we agreed with Embratel to extinguish various claims, including this one. The agreement was affirmed judicially, with Embratel being held responsible for ANATEL’s attorneys’ fees, which it paid. The judgment was entered.

We began operating international long-distance service in May 2002 and interregional long-distance services in July 2002. Interregional long-distance service consists of state-to-state calls within Brazil. International long-distance service consists of calls between a point in Brazil and a point outside Brazil.

Network Services

Brazil is divided into Regions I (Telemar and Embratel), II (Brasil Telecom, Sercomtel and GVT), III (Telefónica and Embratel) and IV (Embratel and Intelig) with Telemar, Brasil Telecom, Sercomtel, Telefónica and Embratel being the incumbents. In 2005, we expanded our long-distance network in the main Brazilian cities of Regions I and II, to new regions, such as the concession areas of CTBC Telecom and Sercomtel in Londrina. We have also updated our interconnection agreements that have allowed us to begin local operations in seven capital cities of Brazil—Porto Alegre, Curitiba, Brasília, Rio de Janeiro, Vitória, Belo Horizonte and Salvador—by means of supplying such markets with the necessary infrastructure based on new generation platforms.

In 2005, we optimized new business opportunities in the State of São Paulo through offering services to other telecommunications companies. The result was a significant increase in the number of providers that use Telefonica’s wholesale services.

One of the most important developments in network services concluded in 2005 was the adjustment of the network topology in the State of São Paulo by regulatory requirements, which consisted of the integration of 92 municipalities in the state, allowing customers to make local calls that had previously been categorized as long-distance calls.

Competition for long-distance service has increased and at the time there were a total of 21 active CSPs (Carrier Selection Code) in the State of São Paulo. A new prepaid attendant service for intercity call forwarding has been implemented, as well as a national satellite service for large scale clients’ support needs, and 20 local and long-distance carrier service agreements have been renegotiated.

In 2007, Telefónica developed network solutions and invested a large amount of funds to adapt its network to ANATEL’s Number Portability requirements, which will be effective starting in the second semester of 2008.

Other Services

Currently, we also provide a variety of other telecommunications services that extend beyond basic telephone service, including interactive banking services, electronic mail and other similar services.

Interconnection

In 2004, ANATEL published proposed amendments to the interconnection rules in general and, specifically, to the interconnection charging rules. In July 2005, ANATEL published new rules regarding interconnection systems that substantially changed the interconnection model. These changes include: (i) an obligation to offer the public all types of interconnection services, in addition to the interconnection between fixed-line service providers and mobile service providers; (ii) an offer of interconnections for Internet Service Providers (ISPs); (iii) the establishment of criteria for the treatment of fraudulent calls; and (iv) the reduction of time in which new interconnection solicitations are answered. As a result of these reforms, new operators may enter the market smoothly.

We have entered into new interconnection agreements in accordance with the new interconnection rules upon entrance into the market of seven new fixed and specialized mobile service providers. New contracts have been implemented as of March 2006, which allow us to develop additional interconnection relationships and to offer our interconnection customers new telecommunications services in the State of São Paulo.

In 2006, our interconnection contracts were renegotiated to comply with ANATEL’s regulations and our strategy for reducing interconnection costs.

The interconnection public offer (OPI) had been amended following negotiations with providers and changes in the services rendered and regulatory requirements. We have adopted procedures to reduce the time necessary to answer customers’ interconnection requests, as well as to monitor and comply with quality levels set by ANATEL for interconnection services with a current availability level of 99.8%.

We have also completed implementation of the interconnection with mobile service providers in the most intensive traffic areas, assuring the proper billing for such calls and reducing interconnection costs.

In 2007, ANATEL published the new version of the Regulation of Fixed Network Compensation Rates, which primarily modified the rules for interconnection rates and calculation methods. A 20% increase was applied to tariffs of non-incumbents in their regions. The difference between the Normal Schedule and the Off Peak Schedule was also implemented. The tariffs in respect of the Off Peak Schedule were reduced by 30%.

With the publication of the regulations concerning ANATEL’s Number Portability requirements between Fixed and Mobile carriers, Telefónica, in conjunction with other operators is preparing itself to implement a systematic solution (which is already in process) including several interoperater processes.

In July, a new Mobile Network Interconnection Fee (VUM) Agreement was signed amongst the fixed, mobile and long-distance companies. According  to the regulation, starting in 2006, the VUM price is subject to free negotiation between parties and once an agreement is reached it should homologated by Anatel to take effect. The regulation also establishes that any reduction in the VUM should be entirely passed on to the Fixed to Mobile public rates (VCs). According to this Agreement, the parties agreed that the basis for the VCs rate adjustment will be the inflation index of the telecom sector (IST) and the productivity factor (FatorX), and that only 68.5% of this adjustment will be passed onto the VUM. This agreement is beneficial to Telesp as it slightly increases the margins on fixed to mobile calls. This agreement was effective in July of last year.

Ten new Interconnection contracts and nine new Traffic Transport agreements were signed with both Fixed and Mobile operators.

ANATEL allowed Telefonica to charge a long distance interconnection fee in a specific scenario of Mobile to Fixed calls.

I-Telefónica

I-Telefónica is a free Internet access service provider launched in September 2002 by our subsidiary A. Telecom S.A. (formerly Assist Telefónica). The product covers 645 cities in the State of São Paulo and over 2,000 cities in all of Brazil. The service delivers high quality, stable Internet access that is structured to ensure that our clients do not encounter a busy signal when connecting to the Internet. I-Telefónica permits us to increase the range of our services and better supply our customers by offering an entry-level option to the Internet market. I-Telefónica also represents a strategic tool to protect us against the possible traffic imbalance that may be generated by Internet access service providers that do not use our network. Traffic imbalance (sumidouro) occurs when a certain telecommunications operator has a higher volume of incoming than outgoing traffic (with another operator). When the incoming/outgoing traffic relationship falls outside the 45%-55% range, the operator with higher outgoing traffic must pay to the other the interconnection fees corresponding to the traffic that exceeds the range. Telecommunications operators that house internet service providers tend to have more incoming than outgoing traffic and thus receive interconnection revenues from other operators. I-Telefónica helps us keep our dial-up traffic on our own network, and thus reduce unfavorable traffic imbalance, thereby lowering our interconnection expenses.

IP Network Asset Acquisition

On December 10, 2002, after receiving approval from ANATEL, our Board of Directors approved a proposal to acquire certain assets from Telefónica Data S.A. (formerly T-Empresas), one of the companies of the Telefónica group, including the following services: (i) an Internet service that allows our customers to access our network through remote dial-up connection and (ii) services that allow customers of Internet Service Providers, or ISPs, to have access to broadband Internet. The purpose of this asset acquisition was to capitalize on synergies that would assist in developing our network and provide a quick response to market competitors.

Authorization to Provide Multimedia Services

On January 29, 2003, ANATEL granted our Multimedia Communications Service (SCM) license nationwide, allowing A. Telecom S.A. (formerly Assist Telefónica), our wholly-owned subsidiary, to provide voice and data services through points-of-presence (POPs), which are comprised of private telecommunications networks and circuits. In addition to A. Telecom S.A., ANATEL granted SCM licenses to T-Empresas and Emergia.

Authorizations for pay TV via satellite

On March 14, 2007 ANATEL granted A.Telecom S.A. authorization to provide services of paid TV via satellite (Direct to Home – DTH). DTH is one of the special types of subscription TV services that utilize satellites for the direct distribution of television and audio signals for subscribers. The launching of the commercial transaction occurred on August 12, 2007.

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

Rates for telecommunications services are subject to comprehensive regulation by ANATEL. See “—Regulation of the Brazilian Telecommunications Industry.” Since the relative stabilization of the Brazilian economy in mid-1994, two major changes in rates for local and long-distance services have occurred, in 1996 to compensate for accumulated effects of inflation and in 1997 to eliminate the cross-subsidy between local and long-distance services.

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

As of January 2006, with the renewal of our concession until December 31, 2025, readjustment rules for fees became effective. The current contract may be modified on December 31 of each of the years 2010, 2015 and 2020 to set forth new terms that account for conditions then existing. Twenty-four months before the anticipated modifications, ANATEL must publish its proposals for such terms.

According to the new contract we readjust charges based on a service basket of fees, as follows:

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

Local Rates

As of March 2007, the billing system for local calls was converted to a per-minute system and the previous pulse system was discontinued. The conversion of pulses to minutes occurred gradually, between the months of March and July of 2007. As of August 1, 2007, all of the customers of the Company had their local calls billed in minutes.

Our revenue from local service consists principally of activation charges, monthly subscription charges, measured traffic charges and public telephone charges. Users of measured traffic, both residential and non-residential, paid for local calls depending on usage, which until July was measured in pulses and from then on has been measured in minutes. The first minute is accounted for at the moment a call is connected to its destination.

Under current ANATEL regulations, customers who pay the basic plan monthly fee receive an allowance of 200 minutes per month.

Our local concession contracts set forth two mandatory plans for local fixed service, and allow for the concession company to design other alternative pricing plans of  its own. Customers will have a choice between the two mandatory plans, any other alternative plan or a combination of basic and alternative plans. The main differences between the two mandatory plans are as follows:

1)      Local Basic Plan: for clients that make mostly short duration calls (up to three minutes), during regular hours; and

2)      Mandatory Alternative Plan (PASOO): for clients that make mostly longer duration calls (above three minutes), during regular hours and/or that use the line for dial-up service to the internet.

Following is the comparative table between plans (rules of billing and tariffs/minute):

CHARACTERISTICS OF PLAN	BASIC PLAN	MANDATORY ALTERNATIVE PLAN
Monthly Basic Assignment
Allowance (minutes included in the Residential Assignment)	200 minutes	400 minutes
Commercial Assignment
Allowance (minutes included in the Commercial Assignment)	150 minutes	360 minutes
Local Call Charges
Regular Hours
Completing the call (minutes deducted from the allotment)	-	4 minutes
Completing the call after the terms of the allotment
Sector 31	-	R$0.14995
Sector 34	-	R$0.14608
Sector 32	-	R$0.15735
Local Minutes - charges in excess use of the allotment
Sector 31	R$0.09767	R$0.03747
Sector 34	R$0.09767	R$0.03651
Sector 32	R$0.09767	R$0.03932
Minimum time billing	30 seconds	-
Reduced Hours
Charge per answered call (minutes deducted from allotment)	2 minutes	4 minutes
Charge per answered call after the allotted duration
Sector 31	R$0.19534	R$0.14995
Sector 34	R$0.19534	R$0.14608
Sector 32	R$0.19534	R$0.15735

The fees for Local Basic Plan Service were approved by Act No. 66,028 of July 17, 2007, of ANATEL. The Alternative Plan under Mandatory Service Provisions (Oferta Obrigatória) (PASOO) was approved by Resolution No. 450, on December 7, 2006, being that the readjustment of the tariffs follows the same rule established for the local basic plan.

Besides the Basic Service Plans, Telesp may offer alternative plans with any pricing design it chooses. However, ANATEL must be notified of these alternative plans prior to publishing and implementing of any such plan.

On July 17, 2007, ANATEL’s Act No. 66,028 approved new local tariffs for our areas of concession, to take effect as of July 20, 2007. The average readjustment in the local service basket was 2.21%. The tariffs were applied to customers as demonstrated below:

•	Residential customers were charged a monthly subscription fee for the provision of service of R$38.80;

•	Commercial clients and non-residential customers (PBX) were charged a monthly subscription fee for the provision of service of R$66.55 in Sector 31, R$64.79 in Sector 34 and R$61.83 in Sector 32;

•	Local minute tariffs were charged R$0.09767 per minute to Sectors 31, 32 and 34;

•	Activation fees were charged R$109.16 in Sector 31, R$89.83 in Sector 34 and R$58.30 in Sector 32;

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

•	Fee for the use of our long-distance network—We charge the service providers a network usage charge on a per-minute basis only when the interconnection access to our long-distance network is in use.

•	Fee for the lease of certain transmission facilities used by another service provider in order to place a call.

Beginning in 2006, with the 20-year renewal of the Concession Contracts, the rules in respect of local network fees, or TU-RL, were changed. Beginning on January 1, 2008, local network fees were supposed to be calculated based on a long-term cost model (LRIC—Long Run Incremental Costs). We have petitioned ANATEL to postpone the introduction of the LRIC.

ANATEL deferred the adoption of the model for LRIC costs, which was expected to be in effect after January 2008. Nevertheless, ANATEL is still working on the necessary studies to implement this cost model.On February 8, 2007, ANATEL published resolution number 458, which approved the regulation of payment for interconnection for Fixed Telephone Service Commuted (STFC). Through this regulation, ANATEL established, as the transition rule, that the value TU-RL stays limited to 40% of the local minute value, until the LRIC model comes into full effect, for which there is no pre-established date.

In the same way, resolution number 458 established that the inter-city network tariff TU-RIU will remain in effect until the LRIC model becomes effective.

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

Cellular telecommunications services in Brazil, unlike those in the United States, are offered on a “calling party pays” basis, under which the subscriber pays only for calls that he or she originates. Additionally, a subscriber pays roaming charges on calls originated and terminated outside his or her home registration area. Calls received by a subscriber are paid for by the party that places the call in accordance with a rate based on per-minute charges. For example, a fixed-line service customer pays a rate based on per-minute charges for calls made to a cellular service subscriber. The lowest base rate per minute, or “VC1”, applies to calls made by a subscriber in a registration area to persons in the same registration area. Calls to persons outside the registration area, but within our concession region, are charged at a higher rate, “VC2”. Calls to persons outside our concession region are billed at the highest rate, “VC3”. When a fixed-line service customer calls a mobile subscriber, we charge the fixed-line service customer per-minute charges based on VC1, VC2 or VC3 rates. In turn, we pay the cellular service provider the cellular network usage charge.

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

Data Transmission Rates

We receive revenues from charges for data transmission, which include “Speedy”, the rental of dedicated analog and digital lines for privately leased circuits to corporations and others that were provided by TDBH. See “—The Spin-off of Certain Data Transmission Operations” and “—The SCM Restructuring”.

Taxes

The cost of telecommunications services to each customer includes a variety of taxes. The principal tax is a state value-added tax, the Imposto sobre Circulação de Mercadorias e Serviços, or “ICMS”, which the Brazilian states impose at varying rates on revenues from the provision of telecommunications services. The rate in the State of São Paulo is 25% for domestic telecommunications services.

Other taxes on gross operating revenues include two federal taxes, the Contribuição para o Programa de Integração Social or “PIS”, and Contribuição para o Financiamento da Seguridade Social or “COFINS”, imposed on gross operating revenues at a combined rate of 3.65% for telecommunications services and 9.25% for other services. PIS is a tax designed to share business profits with employees through a mandatory national savings program, and is financed by monthly deposits collected as a percentage of gross operating revenues. COFINS is a tax designed to finance special social programs created and administered by the Brazilian government. On February 2, 2004, the combined rate of PIS and COFINS imposed on gross operating revenues generated by services other than telecommunications services increased from 3.65% to 9.25%. However, revenues related to, among other things, equity, dividends and fixed asset sales, are not subject to PIS and COFINS, except for hedging transactions and interest on shareholders’ equity (juros sobre o capital próprio).

In addition, the following contributions are imposed on certain telecommunications services revenues:

•
Contribution for the Fund for Universal Access to Telecommunications Services—”FUST.” FUST was established in 2000 to provide resources to cover the cost exclusively attributed to fulfilling obligations (including free access to telecommunications services by governmental institutions) of universal access to telecommunications services that cannot be recovered with efficient service exploration or that is not the responsibility of the concessionaire. Contributions to FUST by all telecommunications services companies began in January 2001, at the rate of 1%, and it may not be passed on to customers.

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

We must also pay a contribution to the Fund for Telecommunications Regulation—“FISTEL”. FISTEL is a fund supported by a tax applicable to telecommunications operators (the “FISTEL Tax”) and was established in 1966 to provide financial resources to the Brazilian government for the regulation and inspection of the telecommunications sector. The FISTEL Tax consists of two types of fees: (i) an installation inspection fee assessed on telecommunications central offices upon the issuance of their authorization certificates and (ii) an annual operations inspection fee that is based on the number of authorized central offices in operation at the end of the previous calendar year. The amount of the installation inspection fee is a fixed charge, depending upon the kind of equipment installed in the authorized telecommunications station. The operations inspection fee equals 50% of the total amount of the installation inspection fee that would have been paid with respect to existing equipment.

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

In accordance with the Brazilian telecommunications regulations, we use a billing method called “co-billing”. This method allows billing from other phone service providers to be included within our own invoice. Our customers can receive and subsequently pay all of their bills (including the fees for the use of services of another telephone service provider) by using one invoice. To allow for this method of billing, we provide billing and collection services to other telephone service companies and have developed a special system for such bills. We have co-billing agreements (“co-billing in”) with Intelig, Embratel, Telemar/TNL, GVT, CTBC Telecom, IP Corp and Brasil Telecom, each of which provides fixed-line services, and with TIM, which provides mobile services. Similarly, we use the same method of co-billing to bill charges for our services on the invoices of other telephone service providers. We have co-billing agreements of this nature (“co-billing out”) with Telemar, CTBC Telecom, Brasil Telecom, Sercomtel, GVT and Embratel, each of which provides fixed-line services, and with Telet, Oi, Tim, Telemig Celular, Amazônia Celular, Sercomtel Celular, CTBC Celular, Brasil Telecom Celular and VIVO, each of which provides mobile services.

ANATEL regulations allow us to prevent a customer from making outgoing calls after a receivable has been outstanding for 30 days—a partial block—or prevent a customer from making outgoing or receiving incoming calls—a total block—after 60 days, and to disconnect a customer upon failure to pay after 90 days. During 2007 the monthly average of partial blocks was 731,604 telephone lines and the monthly average of total blocks was 171,033 telephone lines. On December 31, 2007, 13.3% of all receivables had been outstanding between 30 and 90 days, and 38.3% of all receivables had been outstanding for more than 90 days. For a discussion of provisions for past due accounts, see “Item 5—Operating and Financial Review and Prospects.”

We continue working on improving the system to control the revenue chain. This control is important for continual improvements in our billing and collections processes, as well as for the assurance of the non-occurrence of losses in the implementation of new systems and in roll-outs. The actions are followed closely by our Revenue Assurance Team, which measures every risk of loss of revenue detected along the billing and collection chain. These risks are managed to minimize revenue losses.

Network and Facilities

Our network includes installed lines and switches, a network of access lines connecting customers to switches and trunk lines connecting switches and long-distance transmission equipment. Intraregional long-distance transmission is provided by a microwave network and by fiber-optic cable. Our network strategy is to develop a broadband integrated network that is compatible with several types of telecommunications services and multimedia applications.

As a telecommunications services provider, we do not physically build our own network and facilities. We purchase the equipment through which we provide our services from third parties and, accordingly, do not buy the raw materials that comprise our network and facilities. The following table sets forth selected information about our network in aggregate, at the dates and for the years indicated:

	At and for Year ended December 31,
	2007	2006	2005	2004	2003
Installed access lines (millions)	14.6	14.4	14.3	14.2	14.2
Access lines in service (millions) (1)	12.0	12.1	12.3	12.5	12.3
Average access lines in service (millions)	12.0	12.3	12.4	12.3	12.4
Access lines in service per 100 inhabitants	29.1	29.9	30.9	31.7	31.6
Percentage of installed access lines connected to digital switches	100.0	100.0	100.0	98.7	96.9
Employees per 1,000 access lines installed	0.5	0.6	0.5	0.5	0.6
Number of public telephones (thousands)	250.3	250.3	331.5	331.2	331.1
Registered local call pulses (billions)	27.3	28.3	31.8	33.5	35.9
Domestic long-distance call billed minutes (billions)	6.6	7.5	8.3	9.5	10.1
International call billed minutes (millions)	88.1	94.7	104.9	96.0	87.9

(1)	Data includes public telephone lines.

Technology

In order to offer a greater quantity of integrated services, we have incorporated a series of new technologies in our voice and data networks, the most prominent being IP/MPLS Multiservices networks. In the telephonic segment we have incorporated a network of the latest generation that allows for transportation of multiple media over IP Protocol that supports different portfolios of products and services for clients.

Other top technologies in the segments of access (fiber up to the client’s home, Wi-Fi), transmittal (Metroethernet) and service platforms (flexible billing plans, prepaid) are being implemented which will allow Telesp to offer, in the short term, voice, video and data services in an integrated form, encompassing all the segments of the market. This convergent network will allow for increased offerings for our clients and a reduction in operational costs centralizing information into fewer elements.

In the corporate segment, we offer an IP/MPLS Network that supports the VPN-IP services to access the Internet and a Frame Relay network to service this technology. We have a portfolio of clients in diverse areas such as government, finance and retail.

In the residential segment, since 1999, we have been heavily investing in offering broadband access through asymmetric digital subscriber line, or ADSL, technology under the brand “Speedy.” This technology provides high-speed Internet access through regular telephone lines. In 2007, we initiated the implementation of the FTTx network (available through fiber to the subscriber’s home), with speeds of up to 30 Mbps. In December 2007, we reached a milestone of 2.1 million broadband-connected in service. To reach this number of clients, we constantly search for market differentials such as new integrated services, speed upgrades and servicing of new localities, among others.

In 2007, we introduced the IPTV Platform, aiming to offer it through the transport technologies of ADSL and FTTx. This platform consists of pay TV with video broadcast offered through the use of the IP protocol, whereby the current pay TV channels are accessible. Additional services, such as pay-per-view and “video on demand” (“VOD”), are available. Furthermore Telefónica’s network contains space for the recording of programs or local recordings in the STB, and in the future games can be played and caller ID services can be used interactively through the TV.

We also offer digital television service via satellite (DTH) to the users/subscribers in the State of São Paulo (and in the future, all of Brazil) that receive broadcast/PPV content through a Ku band antenna and Set Top Box (with Smart Card). In December, 2007, we reached a milestone of 150,000 users/subscribers in service.

Our development plan targets state-of-the-art communication technology, focusing on the integration with the Internet and an increase in the number of multimedia transmission services, most prominently, beyond ADSL investments in VDSL2, FTTx (GPON) and re-transmittal technologies of TV over IP protocol (IPTV) and satellite (DTH).

Currently, 100% of our network is digital.

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

In response to the privatization processes in 1998, and in order to stimulate growth and increase competition, the Brazilian government issued new authorizations within our area of operations to Vésper Holdings S.A. and Vésper Holding São Paulo S.A., Embratel Participações S.A. and Intelig Telecomunicações Ltda. In April 1999, Vésper won the bid in connection with operating licenses for local and long-distance fixed-line services in Region III, our concession region. Vésper only started its operations in January 2000. In July 1999, Embratel and Intelig were also authorized to provide long-distance telecommunications services in our concession region. In addition, in July 1999, ANATEL introduced the operator selection code, so that customers may choose, at each call, the operator for their long-distance calls. Therefore, in 2000, competition in the long-distance service market increased.

Vésper was formed by Qualcomm, VeloCom and Bell Canada International in 1999. According to the rules enacted by ANATEL, Vésper was required to quickly develop its local service business.

Vésper’s strategy was based on offering portable telephones, with wireless local loop technologies. However, due to problems with the quality of the service, coverage and some regulatory issues, Vésper’s operations were not able to reach critical mass. Due to its bad financial situation, Vésper was offered for sale by its controlling shareholders in April 2003. In the third quarter of 2003, Vésper was sold to Embratel.

In 1998, Embratel was acquired by MCI WorldCom in the privatization of the Telebrás System. In July 2001, MCI filed for bankruptcy under Chapter 11 in U.S. federal bankruptcy court. Since 2002, with the possibility of incumbents offering long distance service outside their concession areas with the fulfillment of ANATEL’s universalization targets, Embratel has been subject to long-distance service competition from us, Telemar and, in 2004, from Brasil Telecom. During the second quarter of 2004, Embratel was sold to Telmex, the leading provider of fixed-line telecommunications services in Mexico. In 2005, Telmex acquired a substantial amount of NET’s capital. NET is the leading cable TV provider in our concession area. In 2006, NET merged with VIVAX, the second largest cable provider in the State of São Paulo.

Intelig was granted a license to provide long-distance services throughout Brazil and implemented its intraregional long-distance service in our region in July 1999. Intelig’s strategy has been characterized by extensive marketing efforts and attractive customer plans. However, Intelig has not managed to reach the same market penetration achieved by Embratel. Since 2002, Intelig’s partners expressed their intention to sell the company and received offers, but to this date no sale has been consummated.

In 2002, ANATEL certified that we and Telemar had achieved the universal service targets for 2003 and we were granted concessions to operate as interregional and international long-distance providers, thus starting to compete directly with Embratel and Intelig. Embratel and Intelig also achieved their targets and were granted concessions to operate as local telecommunications providers. Embratel started its local services operations in January 2003, and Intelig has been offering local services to its corporate clients since early 2003. Brasil Telecom announced that it achieved its targets in February 2003. ANATEL certified such achievement in January 2004, and Brasil Telecom started its long-distance operations in the second quarter of 2004.

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

In 2002 and 2004, the Brazilian government attempted to auction another license to operate cellular personal communications systems (PCS) under the E Band frequency. However, in both situations, the winner decided not to start an operation. In February 2006, there was a new bid, but Unicel, the only interested company, did not deposit the appropriate guarantee and the auction was abandoned. In March 2007, ANATEL granted to Unicel a license to provide mobile telephone services in São Paulo. With this license, Unicel will be able to provide telephone services in the entire metropolitan region of the capital city of São Paulo and in the other 63 cities throughout the State of São Paulo. Unicel has until March 2008 to initiate its operations. In September 2007, Oi bought a mobile telephone license for the State of São Paulo at auction, although it still does not offer services there. In the auction of licenses for Personal Mobile Service (SMP) conducted by ANATEL for R$80.55 million, a 20% premium over the minimum bid prices, Oi bought the license to operate in the biggest market of the country. With this license, they will start competing in São Paulo along with the three biggest national operators: Vivo, TIM and Claro. We expect this to cause a larger reduction in prices, which could lead to a stronger migration of fixed-mobile traffic. After this acquisition, Oi must now integrate its operations and offerings into the market.

We currently face strong competition in the corporate and premium residential segments in respect of several types of services. In the corporate segment, we face strong competition in both voice services (local and long-distance) and data transmission, resulting in customer migration and the need for greater discounts to maximize client retention.

Our main competitors in the corporate segment are Telemar, Intelig and Teléfonos de México, S.A. de C.V. (“Telmex”) through Embratel. In the high-income residential service segment, we compete for long-distance with Telmex (Embratel) and Intelig and for broadband services with cable TV providers, mainly NET Serviços de Comunicação S.A. and Vivax S.A., which, after the acquisition, allows for integrated operations and offerings. For the local voice and high-income segments, we also face increasing competition from cellular telecommunications services, which have lower rates for certain types of calls such as on-net mobile-to-mobile calls. Such competition increases our advertising and marketing costs. In 2007, we continued to observe the appearance of small VoIP operators, focused on low and middle income corporate clients, whose impact has not been significant at this point, but which can be more significant in the future. We are taking several steps to defend ourselves from increasing competition. We are focused on improving our broadband products, particularly on offering bundled services that include voice, broadband and pay TV, through the strategic partnership that we have established with TVA Sistemas de Televisão S.A., DTHI and through the direct offering of pay services through the DTH license granted by Anatel in March 2007. In addition, we are improving our market segmentation and developing more competitive products intended to combat our competitors’ product offerings and to prevent our loss of market share.

In the low-income, local fixed telecommunications segment, we face less direct competition due to the low profitability of this market. The most significant competition is from prepaid cellular telecommunications providers. Their services are relatively profitable because of the high fees they generate through the interconnection of fixed and cellular networks.

In the second quarter of 2003, the number of cellular phones surpassed the number of fixed-line phones in Brazil, and, in the first quarter of 2004, the same phenomenon occurred in the State of São Paulo. At the end of 2007, there were more than 29 million mobile phones in the State of São Paulo. Operators such as the subsidiaries of America Móvil operating under the brand name Claro and Embratel, each controlled by Carso Telecom Group, launched combination offerings in 2006 involving fixed-line and mobile services. Other integrated groups, such as Telemar and its cellular company “Oi” and Brasil Telecom and its cellular company “BrT GSM,” have also launched offers incorporating the use of fixed telephones and mobile phones but do not have direct influence on São Paulo market due to geographical limitations. We are also offering combinations of services for our customers with “Vivo,” one of the mobile companies affiliated with the Telefónica group.

The acquisition of AT&T Latin America by Carso Telecom Group-Controlled Telmex also represented an important development in the data transmission segment. In addition, the association between Embratel and the pay TV operator NET leaves the Carso Group well positioned to offer integrated telephone services to compete with us, Telemar and Brasil Telecom. Such combined offers have accelerated competition in the marketplace.

In the future, we expect the market to demand more integrated offers, comprising of bundles including fixed telephony, mobile telephony, broadband and television. We, and our main competitors, are investing a lot of resources in developing a variety of integrated offers. Telmex is in a privileged position, having already assembled a set of assets in all these four branches of the telecommunications industry, and having commenced an integrated offer of all these services. Depending on the quality and functionality of the bundles offered to the market, and also on the pace of adoption, the other players in our market may be very successful, to the detriment of our business.

Another factor, which may lead to increased competition in the telecommunications industry are ANATEL’s Number Portability requirements, which will give customers the ability to carry over a telephone number, leading to an increase in competition in the industry. The expected commencement of Number Portability is August of 2008, and Telefonica, being a concessionaire and holder of a significant market share, will likely initially lose more customers than it gains and consequently lose market share.

Sales, Marketing and Customer Services

Sales

We employ the following different approaches to deliver our solutions to corporate customers:

•
Person-to-person sales: our business management team offers customized sales services to achieve and preserve customer loyalty, customized consulting telecommunication services and technical and commercial support;

•	Telesales: a telemarketing channel;

•	Indirect channels: outsourced sales—by certified companies in the telecommunications and data processing segments—to provide an adequately sized network for our products and services;

•	Internet: the Telefônica Web site;

•	Virtual Shop for corporate clients: a “gateway” for our corporate customers to acquaint themselves with our portfolio through the Web; and

•	Door-to-Door: in order to approach more Telefônica Negócios corporate clients, in March 2006, we launched door-to-door sales of services by consultants in the State of São Paulo.

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

We employ a different approach to marketing whereby we use a mix of human and technological resources (a specialized team and business intelligence tools, respectively), in addition to specific studies that allow us to target each market segment according to the relevant customer’s specific needs.

We believe that the brand strength of Telefónica and its customer service, marketing and communication efforts will produce new business opportunities and attain and preserve customer loyalty.

Customer Services

Our principles of corporate operations state that we must always offer our clients innovative and trustworthy products and services of high quality and at reasonable prices. We continually improve the quality of our products and services through the modernization of our telecommunications platform and its management systems, as well as its operational support management systems, and an organizational structure with as few levels as possible, bringing the company closer to the customers. The following table sets forth information on service quality for the periods indicated.

	Year ended December 31,
	2007	2006	2005
Repair requests of traditional telephones (% requests for repairs of traditional lines/lines in service)	1.4	1.4	1.8
Repair requests of public telephones (% requests for repairs of public lines/lines in service)	6.2	6.2	6.0
Call completion local rate during the peak night period (% local calls attempted and completed/total local calls attempted)	75.3	78.6	78.3
Call completion national long-distance rate during the peak night period (% long-distance calls attempted and completed/total long distance calls attempted)	71.1	71.6	72.2
Billing complaints (complaints per 1,000 bills)	2.6	2.6	1.7

Under Brazilian telecommunications regulations, our concession and authorization contracts for providing services (fixed commuted, communication and multimedia telephone and pay TV) contain required targets that must be reached with respect to the quality of services that apply to access times for special service codes, response times for requested information for access codes, national and international call completions, repair requests, fulfillment of repair requests, fulfillment of address change requests and the quality of billing documents.

In order to improve the quality of our services, we have undertaken several measures to guarantee customer satisfaction, including:

•
Monthly satisfaction surveys for each customer segment among residential, small business and corporate (large companies), using the criteria for the preceding three months. In addition to customer satisfaction, the research evaluates customer loyalty and our corporate image;

•	Analyses of satisfaction surveys: identification of the critical factors for customers and main points to be worked on;

•
Identification and monitoring of action items: monitoring of action items and projects resulting from the satisfaction surveys and from additional internal data that facilitate identifying the main problems, so that the action items and projects can be effective;

•	Maintenance of programs and projects focused on customer satisfaction, oriented towards and prioritized on customer satisfaction survey results and important issues for customers;

•
Implementation of quality controls and objectives designed from the customer’s perspective, which establish internal service levels among business areas and support areas (network and system facilities);

•	Maintenance of an Executive Committee focused on product and service quality and on customer satisfaction;

•	Implementation of a standardized model for developing products and services;

•	Full use of the “Six Sigma” methodology for improving internal processes, intended to increase customer and employee satisfaction levels and revenues, and to decrease our costs;

•
Internal audits of processes based on regulatory requirements stemming from our concession and authorization contracts, mainly focused on the processes that reflect directly on the quality of services and customer satisfaction;

•	Reaching NBR ISO 9001:2000 certifications, the highest in Brazil, having as our objectives:

•
Management and execution of marketing, installations, operations, billing and technical support processes for our voice services in respect of the public telephone segment and for our voice, data and Speedy services in respect of the residential, small business and large corporate segments; and

•	Management and execution of network projects to provide the products and services discussed above.

•
Certification every four months, by an independent auditor authorized by the National Institute of Metrology, Standardization and Industrial Quality (INMETRO), of our billing process for fixed commuted telephony (STFC) services, including registering calls, setting tariffs and billing;

•
Annual certification and maintenance, by an independent auditor authorized by the National Institute of Metrology, Standardization and Industrial Quality (INMETRO), of our processes for collecting, calculating, consolidating and sending to ANATEL quality indicators for fixed commuted telephony (STFC) services; and

•
Internal evaluation of environmental effects of our activities and the products and services that we develop, with the objective of reducing and preventing negative impacts and promoting the creation of telecommunications services that contribute to our society’s sustainable development. See “—Regulation of the Brazilian Telecommunications Industry—Obligations of Telecommunications Companies.”

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

Companies that operate under the public sector include us, Embratel, Telemar, Brasil Telecom, CTBC Telecom and Sercomtel. The primary public sector companies provide fixed-line telecommunications services in Brazil that include local, intraregional, interregional and international long-distance services. All other telecommunications service providers, including the other companies authorized to provide fixed-line services in our concession region, operate under the private sector.

Public sector companies, including us, can also offer certain telecommunications services in the private sector, of which the most significant are data transmission services.

Fixed-line Services—Public sector. Our current concession agreements were extended on December 22, 2005, for an additional period of 20 years.

The renewed concession agreements contemplate to us possible revisions in their terms by ANATEL in 2010, 2015 and 2020. This provision permits ANATEL to update the renewed concession agreements with respect to network expansion, modernization and quality of service targets in response to changes in technology, competition in the marketplace and domestic and international economic conditions. During 2008, possible changes will be discussed with ANATEL and a public notice (Consulta Pública) will be published before the end of the year with the expected changes, which will be put into effect from 2010 forward.

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

If a public sector company does not fulfill its obligations under the General Plan for Universal Services and the General Plan for Quality Targets, ANATEL may apply certain penalties delineated in the concession contract, of up to R$50.0 million.

The failure to fulfill the quality service and obligations related to modernization goals may result in fines and penalties of up to R$40.0 million.

If ANATEL, after legal due process, considers the concessionaire incapable of providing basic services, the license may be revoked.

Interconnection.

In compliance with resolution 458 of February 2007, new rules for interconnection fees were introduced. The interconnection fee for off-peak hours was reduced by 30% and it was indicated that the use of the LRIC cost-based model for determining interconnection fee values will be accepted after 2009.

C. Organizational Structure

On December 31, 2007, our voting shares were controlled by three major shareholders: SP Telecomunicações Participações Ltda. with 49.19%, Telefónica Internacional S/A with 34.87% and the Telefónica Data do Brasil Participações Ltda. with 1.52%. Telefónica Internacional is the controlling shareholder of SP Telecomunicações which holds 100% of the shares of Telefónica Data do Brasil Participações Ltda and, consequently, holds directly and indirectly 85.57% of our common shares and 89.13% of our preferred shares. Telefónica Internacional is a wholly-owned subsidiary of Telefónica, S.A. of Spain.

Subsidiaries

A. Telecom S.A. (formerly Assist Telefônica) is our wholly owned subsidiary.  A. Telecom was incorporated in Brazil on October 29, 1999, and it is engaged primarily in providing telecommunications and data services and internal telephone network maintenance for customers. The principal services are as follows: (i) digital condominium which is a value-added service for commercial buildings, integrated solution for equipments and services for voice transmission, data and images on commercial buildings under a Building Local Exchange Carrier (“BLEC”) model; (ii) installation, maintenance, exchange and extension of new points of internal telephony wire in companies and dwellings under a basic plan of maintenance (BPM) and (iii) provision of free ISP service under the brand name “I-Telefónica.” In addition, on December 30, 2004, we entered into a transaction to acquire indirect control of Atrium Telecomunicações Ltda. The transaction was approved by our shareholders on January 19, 2005. The acquisition was carried out through the purchase of the total share capital of Santo Genovese Participações Ltda., which held 99.99% of the representative share capital of Atrium. On March 1, 2006 then-subsidiary Santo Genovese Participações Ltda., having merged into its subsidiary Atrium Telecomunicações Ltda., was acquired by A. Telecom S.A. and ceased to exist.  A. Telecom remained a wholly-owned subsidiary of Telesp, and began carrying out the activities formerly performed by Atrium. See “Item 4.B—Business Overview—Services.”

From the second half of 2006, A. Telecom began providing pay TV services, fully focusing on the development of this new product line. In February 2008, A. Telecom became a owned subsidiary of Navytree, which currently covers all investments in the pay TV business.

Telefônica Data S.A.’s business purpose is to render telecommunications services such as the development, implementation and installation of projects related to integrated business solutions and telecommunications consulting, as well as, activities related to the rendering of technical assistance and equipment and telecommunications network maintenance services. Telefónica Empresas became a wholly-owned subsidiary of the Company after the corporate reorganization that was carried out in July 2006. See “Item 4.A—History and Development of the Company—Information on the Company—The SCM Restructuring.”

Navytree Participações S/A (“Navytree”) is a closed holding company that controls Lightree Sistema de Televisão S.A (“Lightree”), which provides pay television services in the Distribution of Multipoint Multichannel Distribution Services (“MMDS”) modality, and A. Telecom, which provides pay television services in the Direct to Home (“DTH”) modality and Internet Protocol Television Video ( “IPTV”).  Navytree also holds a minority stake in two companies which provide cable television services in and outside of São Paulo.

Associated Companies

Since June 30, 2000, we have consolidated, under the Corporate Law Method, the operations of Aliança Atlântica Holding B.V., an investment company incorporated under the laws of the Netherlands. As of December 31, 2007, we held a 50% share ownership and Telefónica S.A. held the remaining 50%.

Furthermore, on December 31, 2003, we also consolidated, under the Corporate Law Method, our investment under proportional consolidation in Companhia AIX de Participações, or AIX. At December 31, 2007, we held a 50% share ownership in AIX and Telemar Participações S.A. held the remaining 50%. AIX was formed in 2001 to explore, directly and indirectly, activities related to the execution, conclusion and commercial exploitation of underground cables to fiber-optic. See “Note 1” and “Note 39” to the consolidated financial statements included in this Annual Report starting at page F-1. We also consolidate, as required under the Corporate Law Method, Companhia ACT de Participações, in which we hold a 50% interest.

D. Property, Plants and Equipment

Our main physical properties for providing the Company’s services involve the segments of switching (public switching telephone network-PSTN), transmission (optic and wireless systems), data communication (multiplex devices, IP network), infrastructure (Energy systems and air conditioned) and external Network (cooper/fiber access infrastructure), which are distributed in many buildings in the State of São Paulo. Some of these buildings are also used in administrative and commercial areas.

Our properties are located throughout the State of São Paulo. At December 31, 2007, we used 2,057 properties in our operations, 1,443 of which we own, and we have entered into standard leasing agreements to rent the remaining properties. We own a building in the City of São Paulo where the majority of our management activities are conducted.

As of December 31, 2007, property related to construction in progress represented 3.6% of the net book value of our total fixed assets, automatic switching equipment represented 25.1%, transmission and other equipment represented 31.5%, underground and marine cables, poles and towers represented 1.7%, subscriber and public booth equipment represented 5.5%, electronic data process equipment represented 1.5%, buildings and underground equipment represented 26.6%, land represented 2.2%, and other assets represented 0.7% of total fixed assets. As of December 31, 2007, the net book value of our property, plant and equipment was R$10.3 billion.

Pursuant to Brazilian legal procedures, liens have been attached to several properties pending the outcome of various legal proceedings to which we are a party. See “Item 8.A —Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.”

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

Brazilian Political and Economic Environment

The Brazilian economy has experienced moderate growth this decade. According to the IBGE (Instituto Brasileiro de Geografia e Estatística) which uses the new methodology of national accounts, Brazil’s GDP expanded 1.2% in 2003, 5.7% in 2004, 2.9% in 2005 and 3.7% in 2006. In 2007, Brazilian GDP’s growth reached 5.4%.

Consumer prices, as measured by the Consumer Price Index, or the IPCA, published by the IBGE, registered a variation of 4.5% in 2007 and reached the inflation target established by the Brazilian National Monetary Council. In 2006 and 2005, the variation had been of 3.1% and 5.7%, respectively. Inflation, as measured by the General Price Index, or the IGP-DI, calculated by the Fundação Getúlio Vargas, which includes wholesale, retail and home-building prices, increased 7.9% in 2007, compared to 3.8% in 2006 and 1.2% in 2005.

As a result of declining inflation, the Central Bank began to decrease interest rates in September 2005. The Selic rate has fallen during 2006 and 2007, finishing the year at 11.25%.

Brazil finished 2007 with a trade balance surplus of US$40 billion, compared to US$46 billion in 2006. Exports went up by 17% to US$160.7 billion, while imports increased by 32% to US$120.5 billion. Financial inflows into the country increased significantly, with foreign direct investments estimated at around US$36 billion, compared to US$18.9 billion in 2006. The good performance of external accounts allowed international reserves to increase by US$95 billion to the record level of US$181 billion.

Public finance performed in accordance with the initial target of 4.25% of GDP for primary surplus, due to the high nominal public deficit, the net public sector debt, as a proportion of GDP, had a small reduction during 2007 to around 43%.

The overall improvement in Brazil’s domestic economic indicators (inflation, external and fiscal accounts), together with an environment of greater liquidity in the international capital markets, led to a fall in country risk. The JP Morgan Emerging Markets Bond Index Plus (EMBI + Brazil), which tracks total returns for traded external debt instruments in the emerging markets, fell during the first semester of 2007, reaching 139 basis-points, the lowest level since 2004. However, it increased during the second semester due to risk aversion in the international financial markets. Hence, the JP Morgan Emerging Markets Bond Index Plus rose to 221 basis-points by the end of 2007. In addition, during 2007 the three main international risk agencies (Moody’s, S&P and Fitch) upgraded Brazil’s classification, which is now only one level below investment grade.

During 2007, the Brazilian real continued its appreciation path, observed since 2004, as a consequence of a fall in country risk. The exchange rate was R$1.77 to US$1.00 as of December 31, 2007 compared to R$2.14 to US$1.00 as of December 31, 2006 and R$2.34 to US$1.00 as of December 31, 2005. The appreciation of the real in this context is also related to the devaluation of the U.S. dollar against other currencies.

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

Starting in 2006, telephone fees were indexed to the IST, which is a basket of national indexes that reflect the sector’s operating costs. Such indexing will thus reduce inconsistencies between revenues and costs in our industry and therefore reduce the adverse effects of inflation on our business. The IST registered an increase of 3.1% in 2007, which is lower than the consumer inflation rate of 4.5%, as measured by the IPCA.

The table below shows the Brazilian general price inflation (according to the IGP-DI and the IPCA) for the years ended December 31, 1999 through 2007:

	Inflation Rate (%) as Measured by IGP-DI (1)	Inflation Rate (%) as Measured by IPCA (2)
December 31, 2007	7.9	4.5
December 31, 2006	3.8	3.1
December 31, 2005	1.2	5.7
December 31, 2004	12.1	7.6
December 31, 2003	7.7	9.3
December 31, 2002	26.4	12.5
December 31, 2001	10.4	7.7
December 31, 2000	9.8	6.0
December 31, 1999	20.0	8.9

(1)	Source: IGP-DI, as published by the Fundação Getúlio Vargas.

(2)	Source: IPCA, as published by the Instituto Brasileiro de Geografia e Estatística.

Regulatory and Competitive Factors

Our business, including the services we provide and the rates we charge, is subject to comprehensive regulation under the General Telecommunications Law. As a result, our business, results of operations and financial conditions could be impacted by the actions of the Brazilian authorities, including:

•	delays in the granting, or the failure to grant, approvals for rate adjustment;

•	the granting of licenses to new competitors in our region; and

•	the introduction of new or stricter requirements for our operating concession.

A series of new regulations was enacted in 2007, and will become effective in 2008. The most important among these regulations were:

•	Resolution 460, which established the conditions and requirements for telecommunications providers to implement Number Portability; and

•	Resolution 458, which approved new rules for interconnection fees for fixed commuted telephone services (STFC) networks; and

•	Public Notice (Consulta Pública) 799, which defined the criteria for calculating the weighted average cost of capital (WACC), but the final version of which has not yet been published.

We believe that the following items will be submitted to public consultation in 2008:

•	Methodology for the calculation of the definitive productivity ratio (X Factor);

•	Competition general plan, which would regulate the standards for service providers with significant market power;

•	Ruling on the resale of minutes; and

•	Criteria for definition of companies with significant market power.

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

Result from ANATEL’s Authorization to Provide Interregional and International Long-Distance Services

As we achieved our universal service targets before ANATEL’s deadline, we were authorized by ANATEL to launch long-distance services outside our concession region. We started our international long-distance services on May 7, 2002 and our interregional long-distance services on July 29, 2002. In 2007, our revenues from interregional and international long-distance services amounted to R$1.3 billion as compared to R$1.1 billion in 2006. By the end of 2007, we had estimated market shares of approximately 60% in international service and approximately 65% in interregional long-distance services.

Foreign Exchange and Interest Rate Exposure

We face significant foreign exchange risk due to our foreign currency-denominated indebtedness and our capital expenditures, particularly equipment. A real devaluation may increase the cost of certain of our capital expenditures. Our revenues are earned almost entirely in reais, and we have no material foreign currency-denominated assets other than derivative instruments and corporate stakes in foreign companies.

On December 31, 2007, 28.5% of our R$3.31 billion of indebtedness was denominated in foreign currencies (U.S. dollars, Japanese yen and euros). See Note 25 to the Consolidated Financial Statements. Devaluation of the real causes exchange losses on foreign currency-denominated indebtedness and exchange gain on foreign currency-denominated assets and corporate stakes in foreign companies.

We use derivative instruments to limit our exposure to exchange rate risk. Since September 1999, we have hedged virtually all of our foreign currency-denominated debt, using swaps and options structures. However, we remain exposed to market risk resulting from changes in local interest rates (principally the Certificate for Interbank Deposits (Certificado de Depósito Interbancário), or CDI; CDI is an index based upon the average rate per cost of loans negotiated among the banks within Brazil).

Substantially, all of our debt is exposed to interest rate risk. On December 31, 2007, we had R$3.31 billion in total loans and financing outstanding. From the total amount, R$1.59 billion was subject to fixed rates, and the balance was subject to floating rates (London Interbank Offered Rate, or LIBOR and CDI). However, virtually all of our foreign currency debt is swapped under hedging arrangements for variable rate real-denominated obligations based on CDI. As of December 31, 2007, we had swap transactions–CDI against fixed rates which totaled R$2.41 billion to partially hedge against internal interest rate fluctuations. We invest our cash and cash equivalents mainly in short-term instruments that earn interest based on CDI. See Note 34 to the Consolidated Financial Statements and “Item 11—Quantitative and Qualitative Disclosures about Market Risk.”

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

Discussion of Critical Accounting Estimates and Policies

The preparation of financial statements in accordance with Brazilian Corporate Law included in this annual report involves certain assumptions and estimates, which are based upon historical experience and various other factors that we deemed reasonable and relevant. Although we review these estimates and assumptions in the ordinary course of business, the portrayal of our financial condition and results of operation often requires our management to make judgments regarding the effects on our financial condition and results of operations of matters that are inherently uncertain. Actual results may differ from those estimated under different variables, assumptions or conditions. Note 3 includes methods used in the preparation of those statements and Note 4 of our consolidated financial statements includes a summary of the significant accounting policies. In order to provide an understanding of how we form the foregoing judgments and estimates, we have summarized certain critical accounting policies below.

Estimated Useful Lives of Property, Plant and Equipment and Intangible Assets

We estimate the useful lives of property, plant and equipment in order to determine the amount of depreciation and amortization expense to be recorded during any reporting period. The useful lives are estimated at the time the asset is acquired and are based on historical experience with similar assets, as well as taking into account technological changes and public telecommunications service regulations. If technological changes were to occur more rapidly than anticipated, the useful lives assigned to these assets may need to be shortened, resulting in the recognition of increased depreciation and amortization expenses in future periods. Alternatively, these types of technological changes could result in the recognition of an impairment loss to reflect the write-down in value of the assets. We review these types of assets for impairment losses annually, or when events or circumstances indicate that the carrying amount may not be recoverable over the remaining lives of the assets. In assessing impairment losses, we employ the cash flow method, which takes into account management’s estimates of future operations. See Note 18 “a” to the Consolidated Financial Statements.

As of December 31, 2007, we had R$11.1 billion recorded as property, plant and equipment and intangible assets under the Brazilian Corporate Law, accounting for approximately 58.9% of our total assets.

Revenue Recognition and Accounts Receivable

Under the Brazilian Corporate Law and U.S. GAAP, revenues from interconnection fees are calculated based on the duration of each call and, as determined by Brazilian law, recognized at the time the interconnection services are rendered. Under the Brazilian Corporate Law and U.S. GAAP, revenues from public telephones are recognized at the time the prepaid phone card is used. For the year ended December 31, 2007, we had R$551.1 million recorded as public telephone services under Brazilian Corporate Law. See Note 5 to our consolidated financial statements. Deferred revenues are determined based on estimates of outstanding credits of prepaid phone cards that were sold but have not been used as of the date of each balance sheet. Under the Brazilian Corporate Law, revenues from activation or installation services are recognized upon the activation or installation of services to the customer. Under U.S. GAAP, revenues from activation and installation services are deferred and amortized over the estimated expected service period of the customer of 4.79 years.

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

Allowance for Doubtful Accounts

In preparing our financial statements, we must estimate our ability to collect payment for our accounts receivable. We constantly monitor our past due accounts receivable. If we become aware of a specific customer’s inability to meet its financial obligations, we record a specific allowance against amounts due in order to reduce the net recognized receivable to the amount we reasonably believe will be collected. We also reassess whether we should recognize future revenue from such customers when collection is assured. For all other accounts receivable, we recognize allowances for doubtful accounts based on our past write-off experience (i.e., average percentage of receivables historically written off, economic conditions and the length of time the receivables are past due). Our reserves have generally been adequate to cover our actual credit losses. However, because we cannot predict with certainty the future financial stability of our customers, we cannot guarantee that our reserves will continue to be adequate. Actual credit losses may be greater than the allowance we have established, which could have a significant negative impact on our selling expenses. We recognized provisions for doubtful acconts of R$653 million, R$413 million and R$415 million for the years ended December 31, 2007, 2006 and 2005, respectively.

Provision for Contingencies

We are subject to legal and administrative proceedings related to tax, labor and civil matters. We are required to assess the likelihood of any adverse decision or outcome of these matters as well as the range of probable losses. A determination of the amount of reserves required, if any, for these contingencies is made after careful analysis of each individual matter and in consultation with our internal and external legal counsel. We record provisions for contingencies only when we believe that it is probable that we will incur loss in connection with the matter in dispute and we are able to reasonably estimate the expected loss. We have recorded no provisions for a number of significant tax disputes with the Brazilian tax authorities because we do not believe we are likely to incur losses in connection therewith. Our required reserves for contingencies may change in the future based on new developments or changes in our approach to these proceedings (e.g., change in our settlement strategy). Such changes could result in a negative impact on future results and cash flows.

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

Deferred Taxes

By recognizing our net deferred tax assets, we imply that we will generate sufficient future taxable income in certain tax jurisdictions, based on estimates and assumptions to realize the benefits of such assets, and will continue operating under the current and future applicable provisional measures. If these estimates and related assumptions change in the future, we may be required to record additional provisions to be offset against our deferred tax assets, and thus recognize an additional income tax expense in our financial statements. Management evaluates the reasonableness of the deferred tax assets and assesses the need for additional valuation allowances at the end of the year. As of December 31, 2007, we did not believe an additional provision to offset our net deferred tax assets was required beyond those recognized in the financial statements.

Financial Instruments and Other Financing Activities

In order to manage foreign exchange transactions, we may from time to time, invest in derivative financial instruments. Under the Corporate Law Method, foreign currency swap agreements are recorded in accordance with the contractual terms, plus interest and exchange variation incurred up to the balance sheet date. For the year ended December 31, 2007, we recognized net losses of R$153.0 million (net losses of R$166.3 million in 2006) on our derivative transactions and liabilities of R$357.2 million as of December 31, 2007 (liabilities of R$316.3 million as of December 31, 2006) in order to recognize existing temporary losses. The gains or losses on hedge transactions were calculated based on the notional amount plus interest and exchange variation incurred up to the balance sheet date, net of CDI rate variation on the notional amount.

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

On December 31, 2007, we had US$130.5 million, JPY 40.0 billion and EUR 4.0 million of notional value swap contracts designated as fair value hedges of a portion of our foreign currency denominated debt. Under U.S. GAAP, we recognized a loss of R$18.0 million for the period ending December 31, 2007 for such transactions (R$16.3 million for the period ended December 31, 2006).

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

Sources of Revenue

Our revenues are derived primarily from the following:

•
local service charges, which include monthly subscription charges, measured service charges, activation fees, and charges for use of public telephones (including prepaid cards); for calls to both fixed and mobile numbers, either within or outside our network;

•	intraregional long-distance service charges, which include service charges for calls that originate and terminate within our concession region;

•	interregional and international long-distance service charges;

•	charges for data transmission, which include Speedy and management and data transmission to corporate segment since the merger of Telefónica Empresas in July 2006;

•	network usage charges, which include fees paid by our customers for fixed-mobile calls;

•	interconnection fees paid by other telecommunications service providers on a per-call basis for their calls that terminate in our network;

•	network access fees paid by other telecommunications service providers on a contractual basis for the use of parts of our network; and

•	charges for other services, which include miscellaneous revenues from other services (call waiting, call forwarding, voice and fax mailboxes, speed dialing, and caller ID).

Our gross operating revenues include value-added and other indirect taxes and discounts to customers in accordance with Brazilian GAAP. The composition of operating revenues by category of service is presented in our consolidated financial statements and discussed below. We have not calculated net operating revenues for each category of revenue.

Results of Operations

The following table sets forth certain components of our net income for each of the years in the three-year period ended December 31, 2007, as well as the percentage change of each component.

	Year ended December 31,			% Change
	2007	2006	2005	2007 - 2006	2006 - 2005
	(in millions of reais, except percentages)
Net operating revenue	14,728	14,643	14,395	0.6%	1.7%
Cost of goods and services	(8,023)	(7,780)	(7,717)	3.1%	0.8%
Gross profit	6,705	6,863	6,678	(2.3%)	2.8%
Operating expenses:
Selling expense	(2,307)	(1,924)	(1,810)	19.9%	6.3%
General and administrative expense	(1,000)	(983)	(864)	1.7%	13.8%
Other net operating income (expense)	118	276	(169)	(57.2%)	n/a
Operating expenses, net	(3,189)	(2,631)	(2,843)	21.2%	(7.5)%
Operating income before financial expense, net	3,516	4,232	3,835	(16.9%)	10.4%
Financial expense, net	(307)	(331)	(460)	(7.3%)	(28.0)%

	Year ended December 31,			% Change
	2007	2006	2005	2007 - 2006	2006 - 2005
	(in millions of reais, except percentages)
Operating income	3,209	3,901	3,375	(17.7%)	15.6%
Non-operating income, net	131	23	38	469.6%	(39.5)%
Income before taxes and social contribution	3,340	3,924	3,413	(14.9%)	15.0%
Income tax and social contribution	(977)	(1,108)	(871)	(11.8%)	27.2%
Net income	2,363	2,816	2,542	(16.1%)	10.8%

Results of Operations for the Year Ended December 31, 2007 Compared to the Year Ended December 31, 2006

Net Operating Revenue

Net operating revenue increased by 0.6% reaching R$14.7 billion in 2007 from R$14.6 billion in 2006. The increase in net operating revenue is primarily a result of growth in data package communications revenue due to the consolidation of Telefónica Empresas S.A., an increase in revenue from our Speedy broadband services, and growth in national long distance service revenue. This increase was partially offset by a decline in revenue from measured service charges, network usage services, network access, local service, international long distance service and interconnection (fixed – mobile) traffic, and due primarily to the increase in anti-fraud activities, along with an increase in sales tax expenses and an increase in discounts given.

The following table sets forth certain components of our operating revenues for 2007 and 2006, as well as the percentage change of each component.

	Year ended December 31,		% Change
	2007	2006	2007 - 2006
	(in millions of reais, except percentages)
Gross operating revenue:
Local services:
Monthly subscription charges	5,646	5,690	(0.8%)
Activation fees	120	119	0.8%
Measured service charges	2,808	3,243	(13.4%)
Public telephones	551	584	(5.7%)
Total	9,125	9,636	(5.3%)
Long-distance services:
Intraregional	2,006	2,090	(4.0%)
Interregional and international	1,349	1,080	24.9%
Total	3,355	3,170	5.8%
Data transmission	2,996	2,021	48.3%
Interconnection services	4,064	4,245	(4.3%)
Network usage services	405	535	(24.3%)
Network access	319	399	(20.1%)
Other services	921	791	16.2%
Total gross operating revenue	21,184	20,797	1.9%
Value added and other indirect taxes	(5,576)	(5,531)	0.8%
Discounts	(881)	(623)	41.4%
Net operating revenue	14,728	14,643	0.6%
Local Services

Revenues from local services decreased 5.3% to R$9.1 billion in 2007, from R$9.6 billion in 2006. The reduction was due primarily to the 2.3% decline in the average plant in service, a migration from pulse to minute causing a decline in consumption, and reduction in revenues from the sale of traffic packets. These declines were partially offset by the 2.2% tariff readjustment that took effect as of July 2007.

Monthly subscription charges. Revenues from monthly subscriptions decreased 0.8% to R$5.6 billion in 2007 compared to R$5.7 billion in 2006. The decrease in 2007 was primarily due to a reduction of 2.3% of the average plant in service and an increase in the basis of alternative plans, which have a lower subscription resulting in a drop in revenue of R$43.3 million; this loss is within the scope of the company’s efforts to improve the client portfolio. These declines were partially offset by the 2.2% tariff readjustment that took effect as of July 2007.

Activation fees. Revenues from monthly activation fees increased by 0.8% to R$120 million in 2007 from R$119 million in 2006. The increase was mainly due to the growth of new alternative plans in fixed telephony partially offset by a reduction in activation fees.

Measured service charges. Revenues from measured service charges decreased 13.4% to R$2.8 billion in 2007 from R$3.2 billion in 2006. The decrease in 2007 was due primarily to the reduction of 2.3% in the average plant in service, a migration from pulses to minutes, and the sale of traffic packages (duo and trio) where there was a drop in the amount per minute for calls, causing a drop in traffic and a reduction in revenue with local TUP calls collected. These effects were partially offset by a tariff readjustment that became effective on October 1, 2007.

Public telephones. Revenues from charges for the use of public telephones decreased by 5.7% to R$551 million in 2007 from R$584 million in 2006. This decrease in 2007 was due to drops in income from sales of telephone cards and local/intraregional traffic. Offsetting this, there was an increase in international traffic.

Long-Distance Services

Revenues from long distance services increased by 5.8% to R$3.4 billion in 2007 from R$3.2 billion in 2006, due primarily to greater fixed-mobile service traffic, due to the increase in the code “15” (code used to select a service provider) participation, based on customer loyalty sales efforts, and the success in the sale of long distance traffic packages, in addition to the tariff readjustment that took effect as of July 2007. This effect was partially offset by a drop in revenue from fixed-fixed traffic and personal mobile service.

Data Transmission

Revenues from data transmission services increased 48.3% to R$3 billion in 2007 from R$2 billion in 2006. The increase in 2007 was primarily due to the growth of our Speedy services, dedicated IP and Frame Relay services, in addition to the increase in hosting revenue from internet service providers and other services such as equipment leasing, outsourcing and management, resulting from the migration of services rendered by the subsidiary Telefónica Data S/A.

Interconnection Services

Revenues from interconnection services decreased by 4.3% to R$4.1 billion in 2007 from R$4.2 billion in 2006, due primarily to a decrease in revenue from SMP (Personal Mobile Service) and fixed collect calls and SMP, as a result of greater anti-fraud activities, partially offset by the tariff readjustment that took effect in July 2007, an increase in fixed-mobile traffic revenue and mobile traffic.

Network Usage Services

Revenues from network usage services decreased by 24.3% to R$405 million in 2007 from R$535 million in 2006, justified by a drop in revenue from local calling and interurban calls, in addition to a decrease in mobile-fixed termination calls, these effects were caused primarily by the new interconnection rules that took effect as of January 1, 2007, according to which rates for local network usage were limited to 40% of the amount of the public rate per local minute. In contrast, there was an increase in revenue from international network usage rates.

Network Access

The revenues derived from network access decreased 20.1% to R$319 million in 2007 from R$399 million in 2006, due primarily to the drop in dedicated line industrial exploration revenue (EILD) and network transfer revenue. In contrast, there was an increase in revenue from link compensation and equipment leasing for industrial exploration (EILD).

Other Services

Revenues from other services increased 16.2% to R$921 million in 2007 from R$791 million in 2006. These effects were caused by an increase in revenue from TV services, additional services such as: Detect, equipment leasing, Technical consulting and due to an increase in the sale of infrastructure equipment. In contrast, there was a decline in other additional services such as advertising commissions in telephone directories, rent and compensation for circuits and reduction in the installation fees for telecommunications equipment.

Value Added and Other Indirect Taxes

Value added and other indirect taxes increased 0.8% to R$5.6 billion in 2007 from R$5.5 billion in 2006, in accordance with the increase in operating revenues.

Discounts

Discounts increased 41.4% to R$881 million in 2007 from R$623 million in 2006. The increase was due primarily to promotional discounts for Speedy and Dedicated IP services.

Cost of Goods and Services

Cost of goods and services primarily includes depreciation and amortization expenses, interconnection services, personnel expenses and costs of services provided by third parties. Cost of goods and services increased 3.1% to R$8 billion in 2007 compared to R$7.8 billion in 2006, mainly due to an increase in expenses related to personnel and rent for network transmission.

The following table sets forth certain components of our cost of goods and services, as well as the percentage change of each component from the prior year, for 2007 and 2006.

	Year ended December 31,		% Change
	2007	2006	2007 - 2006
	(in millions of reais, except percentages)
Cost of goods and services:
Depreciation and amortization	2,342	2,351	(0.4%)
Outsourced services	1,240	1,172	5.8%
Interconnection services	3,617	3,554	1.8%
Operational personnel	225	213	5.6%
Organizational Restructuring Program	63	18	250.0%
Materials	32	44	(27.3%)
Other costs	504	429	17.5%
Total cost of goods and services	8,023	7,781	3.1%

Depreciation and amortization

Depreciation and amortization expenses decreased 0.4% to R$2.3 billion in 2007 from R$2.4 billion in 2006, due primarily to a reduction in the depreciation of permanent assets and a decrease in our provision for modem obsolescence. This provision is made in connection with technological advances in the market.

Outsourced Services

Expenses relating to services from third parties increased 5.8% to R$1.24 billion in 2007 from R$1.17 billion in 2006, due primarily to the increase in expenses for private terminal maintenance, an increase in support labor costs, and an increase in electrical power costs.

Interconnection Services

Expenses relating to interconnection services increased 1.8% to R$3.62 billion in 2007 from R$3.55 billion in 2006, mainly due to the increase in mobile-originating traffic, with use of the “15” code, outgoing traffic expense and by the tariff readjustment that took effect in July 2007. This effect was partially offset by the new interconnection rules that took effect in January 2007, which decreased by 20% the maximum amount of rates applicable to the use of local networks (TU-RL) in comparison to the rates in effect in December 2006.

Operational Personnel

Employee expenses consist of expenses relating to salaries, bonuses and other benefits of employees that directly operate and maintain our services businesses. Employee expenses increased 5.6% to R$225 million in 2007 from R$213 million in 2006, mainly due to the promotion of 20% of employees and salary revisions that occurred in May and November 2007.

 Organizational Restructuring Program

Expenses relating to the Organizational Restructuring Program increased by 250% to R$63 million in 2007 from R$18 million in 2006. This increase was due to the Incentive Plan (Plano de Desligamento Incentivado– PDI) approved in 2007.

Materials

The costs of materials decreased 27.3% to R$32 million in 2007 from R$44 million in 2006, mainly due to a decrease in the costs of productive plant maintenance materials and public telephone cards.

Other Costs

Other costs include costs associated with the lease of certain infrastructure equipment, poles and underground cables used to operate our telephone lines and costs associated with our concession contracts. Other costs increased 17.5% to R$504 million in 2007 from R$429 million in 2006, due primarily to an increase in equipment leasing expenses for the last mile, pole leasing expenses, and the cost of goods sold. In contrast, there was a reduction in other federal taxes.

Operating Expenses, Net

Operating expenses increased 21.2% to R$3.2 billion in 2007 from R$2.6 billion in 2006, mainly due to the provision reversal in 2006 for a federal tax contingency (with respect to COFINS and PIS) in the amount of R$257.6 million and a partial reversal in 2007 of an INSS provision corresponding to Economic Plans that occurred in the past (Bresser, Verão and SAT Plan) due to the statute of limitations, which is a five years decrease of R$101 million, and an increase in selling expenses mainly outsourcing of systems production, expenses from salary readjustments and an allowance for doubtful accounts due to a change in commercial policy and major non-payment.

Selling Expenses

Selling expenses increased 19.9% to R$2.3 billion in 2007 from R$1.9 billion in 2006, mainly due to the increase in expenses from outsourcing of systems production, expenses from salary readjustments and an allowance for doubtful accounts due to a change in commercial policy and major non-payment.

General and Administrative Expenses

General and administrative expenses increased by 1.7% to R$1.0 billion in 2007 from R$983 million in 2006, mainly due to the salary expenses associated with the Organizational Restructuring Program, promotion of 20% of employees, salary revision and expenses from fines corresponding to the co-billing fine. These effects were partially offset by a reduction in vigilance services and in logistics services (storage of TV and telecommunications equipment).

Other Net Operating Income

Other net operating income includes a variety of revenues and costs and totaled R$118 million in 2007 compared to R$276 million in 2006, due primarily to the partial reversal by the Company of the INSS provision corresponding to the Bresser, Verão and SAT plans due to a five year decrease totaling R$105.7 million, of which the amount of R$4.6 million was reverted to the financial result for 2007.

Financial Expense, Net

We recognized a net financial expense of R$307 million in 2007 compared to a net financial expense of R$331 million in 2006. The financial result improved due primarily to a drop in the CDI rate, reducing expenses and lower average indebtedness.

Non-Operating Income, Net

Net non-operating income increased by 469.6% to R$131 million in 2007 compared to R$23 million in 2006. These changes were caused by increases in gains on the sale of permanent assets in 2007 and due to the positive difference between non-operational income and expense. In contrast, there was a reduction in gains on investments, because in 2006 Finam and Finor shares were sold, which did not take place in this period.

Income Tax and Social Contribution

Our income tax and social contribution expenses decreased by 11.8% to R$977.4 million in 2007 from R$1.1 billion in 2006. This decrease was due primarily to lower company pre-tax profits, causing a reduction in the taxable basis. Our effective tax rate in 2007 was 29.3% compared to 28.2% in 2006. See Note 11 to the consolidated financial statements.

Net Income

As a result of the foregoing factors, net income decreased 16.1% to R$2.4 billion in 2007 from R$2.8 billion in 2006.

Results of Operations for the Year Ended December 31, 2006 Compared to the Year Ended December 31, 2005

The following table sets forth certain components of our operating revenues for 2006 and 2005, as well as the percentage change of each component.

	Year ended December 31,		% Change
	2006	2005	2006 - 2005
	(in millions of reais, except percentages)
Gross operating revenue:
Local services:
Monthly subscription charges	5,690	5,691	(0.0)%
Activation fees	119	98	21.4%
Measured service charges	3,243	3,248	(0.2)%
Public telephones	584	443	31.8%
Total	9,636	9,480	1.6%
Long-distance services:
Intraregional	2,090	2,042	2.4%
Interregional and international	1,080	1,356	(20.4)%
Total	3,170	3,398	(6.7)%
Data transmission	2,021	1,313	53.8%
Interconnection	4,245	4,220	0.6%
Network usage services	535	754	(29.0)%
Network access	399	415	(3.9)%
Goods sold	10	8	25.0%
Other services	781	763	2.4%
Total gross operating revenue	20,797	20,351	2.2%
Value added and other indirect taxes	(5,531)	(5,372)	3.0%
Discounts	(623)	(584)	6.7%
Net operating revenue	14,643	14,395	1.7%

Net Operating Revenue

Net operating revenue increased 1.7% to R$14.6 billion in 2006 from R$14.4 billion in 2005. The increase in net operating revenue is primarily a result of growth in our Speedy broadband services, in data transmission by package since the merger of Telefónica Empresas in July 2006, and in the number of alternative plans. This increase was partially offset by a general decrease in revenue from network use of long-distance inter-area concession and international use beyond the negative tariff readjustments that occurred in 2006.

Local Services

Revenues from local services increased 1.6% to R$9.6 billion in 2006, from R$9.5 billion in 2005. The growth was mainly a result of the increase in local fees, entrance of new alternative plans for fixed-telephony and sale of telephone cards.

Monthly subscription charges. Revenues from monthly subscriptions totaled R$5.690 billion in 2006 compared to R$5.691 billion in 2005. The decrease in 2006 was primarily due to the negative tariff readjustment, which occurred in July and by the decrease in the total number of subscribers due to more strict politics in the maintenance of the base of customers, partially offset by the success in the commercialization of the alternative plans of fixed telephony.

Activation fees. Revenues from monthly activation fees increased 21.4% to R$119 million in 2006 from R$98 million in 2005. The increase was mainly due to the growth of new alternative plans in fixed telephony.

Measured service charges. Revenues from measured service charges decreased 0.2%, to R$3.24 billion in 2006, from R$3.25 billion in 2005. The decrease of R$5 million was due to the decrease in current traffic migration from dial-up internet to broadband, the migration of traffic to the mobile platform and a negative tariff readjustment in July 2006, partially offset by a positive tariff readjustment in July 2005 that continued until the July 2006 readjustment, and the expansion of the mandatory alternative plan that was required for local service provision in 2006.

Public telephones. Revenues from charges for the use of public telephones increased 31.8% to R$584 million in 2006 from R$443 million in 2005, as a result of the increase in sales of our telephone cards, a positive tariff readjustment in July 2005 that continued until the July 2006 readjustment and renegotiations of the margins we offer to distributors, partially offset by a negative tariff readjustment in July 2006.

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

Data Transmission

Revenues from data transmission services increased 53.8% to R$2 billion in 2006 from R$1.3 billion in 2005. The increase in 2006 was mainly due to the increase in subscriptions to our Speedy broadband services in the amount of R$359.3 million, as well as from the merger of our subsidiary Telefónica Empresas S.A. in the amount of R$328.9 million.

Interconnection Services

Revenues from interconnection services in 2006 increased by 0.6% to R$4.25 billion from R$4.22 billion in 2005, mainly due to the tariff readjustments that occurred in June 2005 (VC1) and in March 2006 (VC2 and VC3), together with the increase in mobile plants.

Network Usage Services

Revenues from network usage services services decreased by 29.0% to R$535 million in 2006 from R$754 million in 2005, due mainly to the new interconnection rules in effect from January 1, 2006, which altered the maximum values of the tariffs of local network use (TU-RL) and inter-urban use (TU-RIU).

Network Access

The revenues derived from network access decreased 3.9% to R$399 million in 2006 from R$415 million in 2005, primarily due to these services being treated as intercompany services in 2006 whereas they were previously rendered by Telefónica Empresas S.A., which merged with us in July 2006.

Goods Sold

Revenues from goods sold increased 25% to R$10 million in 2006 from R$8 million in 2005, due to the incorporation, effective July 2006, of the sales infrastructure equipment for data transmission that were previously performed by Telefónica Empresas, S.A.

Other Services

Revenues from other services increased 2.4% to R$781 million in 2006 from R$763 million in 2005. The increase was due primarily to an increase in our revenues from Intelligent Line (Linha Inteligente) and by the increase in the maintenance plans of the internal network, partially offset by the decrease in use of 0800 services and other additional services rendered by our subsidiary A. Telecom S.A.

Value Added and Other Indirect Taxes

Value added and other indirect taxes increased 3.0% to R$5.5 billion in 2006 from R$5.4 billion in 2005, in accordance with the increase in operating revenues.

Discounts

Discounts increased 6.7% to R$623 million in 2006 from R$584 million in 2005, primarily due to the introduction of alternative fixed plans, particularly the Family Economy Line.

Cost of Goods and Services

Cost of goods and services primarily includes depreciation and amortization expenses, interconnection services, personnel expenses and costs of services provided by third parties. Cost of services increased 0.8% to R$7.8 billion in 2006 compared to R$7.7 billion in 2005, mainly due to an increase in expenses related to personnel and rent for network transmission.

The following table sets forth certain components of our cost of goods and services, as well as the percentage change of each component from the prior year, for 2006 and 2005.

	Year ended December 31,		% Change
	2006	2005	2006 – 2005
	(in millions of reais, except percentages)
Cost of goods and services:
Depreciation and amortization	2,351	2,396	(1.9%)
Outsourced services	1,172	1,199	(2.3%)
Interconnection services	3,554	3,579	(0.7%)
Operational personnel	213	208	2.4%
Organizational Restructuring Program	18	-	-
Materials	44	49	(10.2%)
Goods sold	5	6	(16.7%)
Other costs	424	280	51.4%
Total cost of goods and services	7,781	7,717	0.8%

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

Operational Personnel

Employee expenses consist of expenses relating to salaries, bonuses and other benefits of employees that directly operate and maintain our services businesses. Employee expenses increased 2.4% to R$213 million in 2006 from R$208 million in 2005, mainly due to the readjustment of salaries, the Incentive Plan (Plano de Desligamento Incentivado, PDI) and an increase in staff through the incorporation of employees from the systems division and Telefónica Empresas.

Organizational Restructuring Program

The Organizational Restructuring Program resulted in expenses of R$18 million in 2006.

Materials

The costs of materials decreased 10.2% to R$44 million in 2006 from R$49 million in 2005, mainly due to a decrease in the costs of public telephone cards and expenses related to fuel, partially offset by expenses related to maintenance of the operational assets.

Goods Sold

The costs of goods sold substantially consist of modem sales, which decreased 16.7% to R$5 million in 2006 from R$6 million in 2005, mainly due to the maintenance of our indirect sales of modems through our partnership with internet providers.

Other Costs

Other costs include costs associated with the lease of certain infrastructure equipment, poles and underground cables used to operate our telephone lines and costs associated with our concession contracts. Other costs increased 51.4% to R$424 million in 2006 from R$280 million in 2005, mainly due to the concession fee accrued in the amount of R$121.3 million, leasing of our data transmission network, to the increase in rent of poles and to the increase in expenses of electric energy.

Operating Expenses, Net

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

General and Administrative Expenses

General and administrative expenses increased by 13.8% to R$983 million in 2006 from R$864 million in 2005, mainly due to the salary expenses associated with the PDI and expenses from third parties for the maintenance and software conservation and business consulting.

Other Net Operating Expense

Other net operating expense includes a variety of revenues and costs and totaled a revenue of R$276 million in 2006 compared to an expense of R$169 million in 2005. This decrease was due to a federal tax contingency reversal (with respect to COFINS and PIS) in previous years in the amount of R$257.6 million, recovery of expenditures from damage to the network, lower income from past losses, termination of the amortization of goodwill from the

Ceterp acquisition, partially offset by an increase in contingencies and insurance provisions. See Note 8 to the consolidated financial statements.

Financial Expense, Net

We recognized a net financial expense of R$331 million in 2006 compared to a net financial expense of R$460 million in 2005. This improvement was due to the increase in average volume of financial instruments (CDB) and a decrease in losses from hedge operations generated primarily by an increase in payment volume of loans denominated in foreign currencies, partially offset by an increase in the monetary correction with respect to contingent obligations.

Non-Operating Income, Net

Net non-operating income decreased 39.5% to R$23 million in 2006, compared to R$38 million in 2005, due to a net loss from the disposal of permanent assets, as well as from the positive result in the disposal of portfolio investments in 2005.

Income Tax and Social Contribution

Our income tax and social contribution expenses totaled R$1,108.1 million in 2006 compared to R$871.3 million in 2005. This increase was primarily the company’s growth and of interest on share capital versus last year, which generated greater taxable income. Our effective tax rate in 2006 was 28.2%. See Note 11 to the consolidated financial statements.

Net Income

As a result of the foregoing factors, net income increased to R$2.8 billion in 2006 from R$2.5 billion in 2005.

B. Liquidity and Capital Resources

General

We have funded our operations and capital expenditures mainly from operating cash flows and loans obtained from financial institutions. As of December 31, 2007, we had R$933.3 million in cash and cash equivalents. Our principal cash requirements include:

•	the servicing of our indebtedness,

•	capital expenditures, and

•	the payment of dividends.

Sources of Funds

Our cash flow from operations was R$4.7 billion in 2007 compared to R$5.0 billion in 2006 and R$5.54 billion in 2005. Our decrease in cash flow from operating activities of 5.4% in 2007 compared to 2006 was due primarily to a reduction in company profit. The decrease of 9.8% in 2006 compared to 2005 was primarily due to (i) an increase in the average period for receiving accounts receivables, as a result of an increase in the volume of late payments by customers and (ii) an increase in other non-current assets, such as escrow deposits.

Our future cash flow is subject to the rates approved by ANATEL and the impact of competition on our revenues. We expect to continue to experience a reliable and steady source of internal cash flow from operations for the foreseeable future from our base of customers and installed network.

Uses of Funds

Our cash flow used in investing activities was R$2.3 billion in 2007 compared to R$1.9 billion in 2006 and R$1.7 billion in 2005. The increase in 2007 compared to 2006 was due primarily to the acquisition of Navytree and the increase in investments in the property, plant and equipment of the company.

Our cash flow used in financing activities was R$1.7 billion in 2007 compared to R$3.4 billion in 2006 and R$3.6 billion used in 2005. The decrease in cash flow used in financing activities in 2007 was due primarily to an increase in loans obtained and a decrease in the payment of dividends. The reduction in 2006 was due mainly to lower payments on derivatives and debt by the company.

Indebtedness

As of December 31, 2007, our total debt was as follows:

Debt	Currency	Annual interest rate payable	Maturity	Principal amount outstanding (in thousands of reais)
Loan and Financing BNDES	R$	TJLP + 3.73%	2015	800,313
Mediocrédito	US$	1.75%	2008	5,328
Mediocrédito	US$	1.75%	2009 to 2014	29,302
Loan in local currency - Finame	R$	TJLP + 8%	2008	2,400
Loan in local currency - Compror	R$	CDI + 1%	2008	23,245
Working capital loan	R$	CDI + 2% to 2.5%	2008	16,553
Working capital loan	R$	CDI + 2% to 2.5%	2009	2,000
Debentures	R$	CDI + 0.35%	2010	1,500,000
Resolution No. 2,770	JPY	0.50% to 8.00%	2008	476,891
Resolution No. 2,770	US$	1.0% to 4.80%	2008	231,144
Resolution No. 2,770	EUR	5.15%	2009	10,543
Untied loan –JBIC	JPY	LIBOR + 1.25%	2009	157,136
Accrued Interest	R$/US$/JPY/CAN$	—	2008 to 2010	54,314
Total debt				3,309,169
Current				806,140
Long-term				2,503,029

Interest and principal payments on our indebtedness as of December 31, 2007 due in 2008 and 2009 totaled R$793.8 million and R$178.7 million, respectively.

The agreements that govern the majority of our outstanding loans and financings contain certain standard restrictive covenants, which provide for the acceleration of the full balance of our obligations in the event of any default. As of December 31, 2007, we were not in default of any of our obligations and therefore none of our liabilities were subject to acceleration.

Capital Expenditures and Payment of Dividends

Our principal capital requirements are for capital expenditures and payments of dividends to shareholders. Additions to property, plant and equipment totaled R$2.0 billion, R$1.7 billion and R$1.7 billion for the years ended December 31, 2007, 2006, and 2005, respectively. Our capital expenditures for the year 2008 are expected to be approximately R$2.1 billion. These expenditures relate primarily to expansion of our network. We expect to seek financing for part of our capital expenditures either from equipment suppliers and Brazilian government agencies (from local or foreign capital markets) or from local and foreign financial institutions. See “Item 4.A—Information on the Company—History and Development of the Company—Capital Expenditures.”

Pursuant to our bylaws and Brazilian Corporate Law, we are required to distribute a mandatory minimum dividend of 25% of “adjusted net income” (as defined below) in respect of each fiscal year, to the extent earnings are available for distribution. Holders of preferred shares are assured priority in the reimbursement of capital, without a premium, and entitled to receive cash dividends that are 10% higher than those attributable to common shares.

Adjusted net income, as determined by Brazilian Corporate Law, is an amount equal to our net income adjusted to reflect allocations to or from (i) legal reserve, (ii) statutory reserve and (iii) a contingency reserve for anticipated losses, if any.

We may also make additional distributions to the extent that we have available profits and reserves to distribute. All of the above distributions may be made as dividends or as tax-deductible interest on shareholders’ equity. We paid dividends of R$2.6 billion, R$3.1 billion and R$3.1 billion in 2007, 2006, and 2005, respectively.

Our management expects to meet 2008 capital requirements primarily from cash provided by our operations. Net cash provided by operations was R$4.7 billion, R$5.0 billion and R$5.5 billion in 2007, 2006 and 2005, respectively.

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

In 2006, we made investments in research and development, in partnership with the CPQD, in the amount of R$10.3 million, to maintain our products and services in line with the new technologies available in the global market.

In 2007, together with CPQD, we invested R$12.3 million to align our services with the market’s, as well as to update our tools for providing new products and services supplied by Telefónica.

In 2004, we also entered into a contract with Telefonica Research and Development (TPD) to guide our Network Management and Operation group toward an automated system and to focus our performance. We invested R$2.5 million in 2004 in this regard.

In 2005, we invested an additional R$2.3 million in TPD to improve its tools. In 2006, we invested R$7.3 million to improve its services and to further optimize its processes.

Continually seeking to improve our services and pursuant to our contract with TPD, in 2007 we invested R$3.4 million to develop the systems responsible for operating and managing our internal network. These systems are responsible for inventory, fault, configuration and fulfillment.

On April 26, 2007, FAPESP and Telefónica entered into an agreement whereby Telesp would supply a 3,300-km fiber network connecting 13 universities and 54 laboratories (including three hospitals). The network covers more than 600 researchers and was developed to contemplate open innovation. FAPESP will provide R$12 million over the life of the contract for project notices sent to the market, meeting Telefónica’s technological innovation demands. This network is one of the largest open innovation networks in Latin America, and in 2007 we had 17 proposals of technological innovation presented, seven of them approved with investments from the government, businesses and science and technology institutes in the state of São Paulo.

Telefónica realizes that it operates in a fast-paced, dynamic and convergent industry, which demands that our products and services be continuously revamped in order to keep up with growth expectations. Accordingly, since 2005 Telefónica created a new Strategic Innovation Unit that aims to develop new products and services to be tested or launched by Telefónica in the near future.

Also, in order to keep pace with constant innovation, Telefónica created a business incubator that helps the organization to easily handle emerging business opportunities of large sizes or risks that otherwise would be difficult to administer in the context of current business units.

Patents and Licenses

Our principal intellectual property assets include:

•	the trademark name “Telefónica” and all names derived from “Telefónica”;

•	our name “Telecomunicações de São Paulo S.A. - Telesp”; and

•
our commercial brands, “Super 15” for long-distance services and “Speedy” for broadband products, “Telefónica TV Digital” for pay television service, “DUO” for telephone and broadband service and “TRIO” for telephone, broadband and Digital TV service.

D. Trend Information

One of the most important factors in the development of the telecommunications industry in the future is technological convergence, represented by the integration of networks and services, about which debates have arisen with respect to its technological as well as legal, regulatory and commercial aspects.

Observation of more mature markets, such as the European and Asian markets, and the current evolution of offers of services and convergent products in the Brazilian market, shows the need for the development of a more complete portfolio of services, with better integrated operations, especially for fixed voice, broadband and pay TV. In this aspect, Telesp is looking to become more competitive, offering more convergent products and integrated solutions over time. As an example, Telesp has brought to the TV market “triple play” (a bundled package consisting of pay TV, broadband, internet and telephone, on VoIP), aiming to answer this new demand for a more complete service and to increase the satisfaction of an important segment of our customers. Also in the TV market, Telesp recently launched digital TV service in São Paulo in December 2007. We believe this brings the possibility of interactivity, high definition images and chances for new business. Telefonica, through “Telefonica Digital TV” (DTH) and IPTV already participates in capturing these opportunities.

This movement in the direction of convergence, with offers like triple play, has been led mainly by Embratel with NET (a TV operator) and VIVAX (a TV operator, recently acquired by the NET), all affiliated with Telmex. Although in 2006 we established a strategic partnership with the TV operator “TVA,” allowing us to provide similar offers, the Embratel Group/Net’s innovations and privileged market position can affect our participation in the market for broadband and local telephony, and we can also be affected by similar offers of fixed mobile service by Telemar/Oi and Brazil Telecom/BrT GSM.

The broadband market will likely continue to show strong growth, as broadband is considered to be the basic platform for developing convergent products and services. We expect to increase the speeds offered and the sophistication of our products, drawing on new business models – as we have already done with our VoIP,

e-commerce and triple play – we are endeavoring to be in a leading position in these movements of the market. Among the main initiatives are VOD and IPTV, for which we use an IP platform for the transmission of video in digital format. Our current IP platform offers broadband on fiber-optics, with speeds of up to 30 Mbps.

With respect to competition, reduction in the prices of infrastructure through new technologies, the possibility of disaggregating infrastructure and services, and the disaggregation of local networks, should help current fixed and mobile operators to expand geographically beyond their concession areas. This increase in competitiveness is already occurring, mainly in the mobile and long-distance markets, and could to be stronger for local fixed services. As an example, it was recently announced that a fourth mobile operator will begin operating in São Paulo. Telesp has responded to these movements and is positioning itself to also capture opportunities outside of its concession area without jeopardizing its consolidated leadership position. This expected influx of competition in the voice market, both fixed and mobile, should bring with it the growth of new services and a greater commoditization of services, with increasingly smaller shares of operators’ total revenues coming from voice services. Given this scenario, there has been a change of focus away from the price of services and towards customer service and quality, along with new product offers.

The increase in offered services, intended to strengthen customer relationships, must involve other value chains, such as banking services and retail sales, beyond the scope of traditional telecommunications services. As such, some operators have already offered services to their customers, such as credit services, purchasing of products with debits on telephone bills and partnerships with retail networks for buying of goods and services under special conditions (mileage and loyalty programs). This is also the case for Telefónica, which, aiming to adapt itself to this shift, recently entered into a partnership with the Bank of Brazil to offer a card called “Talk Always,” which adds many credit services to those of telephony. The expansion of operations to services beyond telecommunications services is a trend that should continue, and industries such as insurance, entertainment and advertising will likely be affected by this expansion, primarily through cellular operators.

The market for mobile telephony has shown some signs of deceleration and increased competition despite growth in recent years. In the future, we expect that mobile operators will be increasingly likely to seek alternative sources of revenue, and fixed telephony and broadband will be their main targets. This can be seen from the recent announcement of mobile broadband for cellular operators (ADSL), on fixed broadband platforms, comparable in price and speed with the current offerings. Moreover, the result of the auction for licenses for 3G services that had a premium of 80%, with offers from all the current mobile operators and some incoming ones, demonstrates the interest of the mobile operators in convergent services, especially broadband.

Generally, the Brazilian economy has experienced moderate growth over the last few years, but with significant expansion of internal consumption, mostly by the middle class. Given this trend, growth in some markets, such as broadband and TV should increase from the growth in the segment that has greater income, suggesting the need for adequacy in the geographic coverage and mix of products and services by operators to better serve them. Telefonica, observing this trend, has bet on these markets, both in the broadband and pay TV market, aiming to shift our consumption focus from the upper and upper-middle income classes, where penetration is already sufficiently advanced, to its entire subscriber base, through its different technological alternatives and those of its partners.

Despite not expecting an increase in fixed lines in the market, Telefonica seeks opportunities with respect to low-income customers, and since 2004 it successfully initiated operations of services of telephony designed for this segment. Currently, one of our competitors offers a similar product, but faces limitations in its capacity to extend offers to all customers. Other operators still do not have a product for this segment.

For the local voice market, in July of 2007 we finished a conversion of billing for local services from pulse-based to minute-based for the state of São Paulo. Despite initially expecting losses, given the differences between charges for shorter calls and longer calls associated with the alternative mandatory plan (PASOO), the conversion did not have a significant impact on revenues as of December 2007. However, it is still premature to affirm that the migration of customers to the PASOO plan will not have impact on the voice prescription in the future.

In the long-distance market we expect competition from VoIP (Voice over Internet Protocol—technology for transmitting voice using the internet) will continue to grow. Over the last two years, we experienced the entrance of many VoIP players in the market, but due to Brazil’s low broadband penetration, low quality of services and limited efforts in marketing, VoIP has mildly affected the traditional long-distance market. We believe that over the next few years VoIP may play a more expansive role, bringing a decrease in prices and traffic volume of traditional long distance.

We are taking several actions to keep up with market trends and to compete by taking advantage of new technologies. We are closely monitoring the evolution of VoIP usage and developing bundled services that include voice, video and broadband, and we are developing IPTV-related products. In addition, we are following technological developments and performing tests on wireless access technology for voice, data and video, such as Wi-Max, preparing the company to take advantage of such technology in areas in which our conventional network coverage is currently limited.

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

In light of these market trends, we anticipate increasing competition and fast technological advances to negatively affect our market share and profit margin. See “Item 3.D—Risk Factors—Risks Relating to the Brazilian Telecommunications Industry and Us” and “Item 4.B—Information on the Company—Business Overview—Competition.” We also plan to continue making large capital expenditures to maintain and update our network and to improve the quality of our services, in addition to launching new services. See “—Liquidity and Capital Resources—Capital Expenditures and Payment of Dividends.”

E. Off-balance-Sheet Arrangements

None.

F. Tabular Disclosure of Contractual Obligations

Our contractual obligations and commercial commitments are as follows:

	Total	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years
	(In thousands of reais, as of December 31, 2007)
Contractual obligations
Long-term debt	2,503,029	-	1,777,439	165,390	560,200
Pension and other post retirement benefits	95,426	2,868	4,926	4,016	83,616
Other long-term obligations	-	-	-	-	-

Total contractual cash obligations	2,598,455	2,868	1,782,365	169,406	643,816

Commercial commitments
Suppliers	1,846,232	1,846,232	-	-	-
Other commercial commitments	-	-	-	-	-
Total commercial commitments	1,846,232	1,846,232	-	-	-

Long-Term Debt

Amount
Year ending December 31,	(in thousands of reais, as of December 31, 2007)
2009	178,741
2010	1,598,698
2011	165,390
2012	165,390

Amount
Year ending December 31,	(in thousands of reais, as of December 31, 2007)
2013	165,390
Thereafter	229,420
Total	2,503,029

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

We are managed by a Board of Directors (Conselho de Administração) and an Executive Committee (Diretoria).

Board of Directors

Our Board of Directors is comprised of a minimum of five and a maximum of 17 members, all shareholders, serving for a term of three years. The following is a list of the current members of the Board of Directors, their respective positions and dates of their election.

Name	Position	Date of Appointment
Antonio Carlos Valente da Silva	Chairman	March 29, 2007
José María Álvarez-Pallete Lopez	Vice-Chairman	March 29, 2007
Antonio Viana-Baptista	Director	February 19, 2008
Enrique Used Aznar	Director	March 29, 2007
Fernando Abril-Martorell Hernández	Director	March 29, 2007
Fernando Xavier Ferreira	Director	March 29, 2007
Francisco Javier de Paz Mancho	Director	February 19, 2008
Guillermo Fernández Vidal	Director	March 26, 2008
Iñaki Urdangarin	Director	March 29, 2007
José Fernando de Almansa Moreno-Barreda	Director	March 29, 2007
Juan Carlos Ros Brugueras	Director	March 29, 2007
Luis Antonio Malvido	Director	March 26, 2008
Luciano Carvalho Ventura	Director	March 29, 2007
Luis Bastida Ibarguen	Director	March 29, 2007
Luis Fernando Furlan	Director	February 19, 2008
Miguel Àngel Gutiérrez Méndez	Director	March 29, 2007
Narcís Serra Serra	Director	March 29, 2007

*The members of the Board of Directors have the mandate until the ordinary general meeting of 2010.

Set forth below are brief biographies of our directors:

Antonio Carlos Valente da Silva is 55 years old and acts as President of the Board of Directors and serves as Chief Executive Officer. Mr. Valente is an Electrical Engineer, with vast experience in business development and telecommunications regulation. Mr. Valente served as Chief Executive Officer of Telefónica del Perú S.A.A, Telefónica Móviles S.A., Telefónica Móviles Perú Holding S.A.C., Telefónica Perú Holding S.A.C and of Telefónica Multimedia S.A.C and is a member of the Board of Directors. In addition, Mr. Valente is First Vice-President of the Association of Private Enterprises of Public Services (ADEPSEP) and is a Director of the Official Chamber of Commerce of Spain in Perú (COCEP). Prior to his appointment as Chief Executive Officer of Telefónica del Perú, Mr. Valente was responsible for the regulation of the Telefónica Group for Latin America. From 2002-2003, Mr. Valente acted as Vice-President of the National Agency of Telecommunications (ANATEL) of Brazil and presided over the Latin American Telecommunications Regulators Forum (Regulatel) institute, which unites nineteen Latin American countries and the Caribbean. Mr. Valente obtained a postgraduate degree in

Business and Administration, with a specialization in Systems and Business Management including Entrepreneurial Strategy, from MIT/Sloan School of Management. Mr. Valente has taught and published numerous articles regarding regulation and telecommunications in Brazilian and international magazines. Since May 2007, he has been President of “AHCIET – Asociación Iberoamericana de Centros de Investigación y Empresas de Telecomunicaciones.”

José María Álvarez-Pallete Lopez is 44 years old, and has been the Executive President of Telefónica Internacional S.A. since July 2002. He is also a member of the Board of Directors of each of Telefónica, Telefónica Móviles España, Telefónica Data, Telefónica de Argentina, Telefónica Móviles Argentina, Telefónica del Perú, Telefónica de Chile, Telefónica Móviles Chile, Colombia Telecomunicaciones, Telefónica Móviles Colombia, Telefónica Móviles México, Brasilcel N.V., Aliança Atlántica Holding BV, China Netcom Corp and Portugal Telecom. In 1999, Mr. Álvarez-Pallete Lopez served as the chief financial officer of Telefónica Internacional S.A. and the chief corporate finance officer of Telefónica S.A. He holds economics degrees from the Universidad Complutense de Madrid, the Complutense University of Madrid, Spain, and the Université Libre de Bruxelles, Belgium.

Antonio Viana-Baptista is 49 years old and is a member of our Board of Directors. He was the General Director of Telefónica de Espanha, member of the Executive Committee and of the Board of Directors of Telefonica S.A. holding of Telefonica Group. He is also a member of the Board of Directors of O2 PLC, Telefónica Latinoamérica and Portugal Telecom SGPS. Since arriving at Telefonica in 1998, he has been involved with many companies in the group. He was the Executive President of Telefónica Móviles, S.A. In the period between December 1998 and July 2002, he was President of Telefonica International and Executive President of Telefónica Latinoamérica. He was Executive Counsel of the Bank of Investment of Portugal (BPI) during the period from 1991 to 1998. During the period from 1985 to 1991, he was partner of Mckinsey & Co. in Madrid and Lisbon. He holds a degree in economics from Universidad Católica Portuguesa in 1981 and also holds an MBA from INSEAD, Fontainebleau, in 1983.

Enrique Used Aznar is 66 years old and serves as a member of the Board of Directors. He also Acts as Chairman of the Board of Amper, S.A., in Madrid, a member of the Board of Directors of Telefónica Peru, Chairman of Amperprogramas and the vice-chairman of the Board of Directors of Medidata Brasil. He is also a member of the Board of Directors of Telefónica S.A., member of the Assembléia Directiva of IESE of Madrid and Patron of Fundação Científica contra o Câncer. He has also served as Executive Chairman of Telefónica Internacional S.A., Telefónica Servicios Móviles and Telefónica I+D, as executive vice-chairman of the delegate committees of TPI Páginas Amarelas, Telefónica do Chile and Telintar (investor from Argentina), and as member of the Boards of Directors of Telefónica da Argentina, AT&T Network System International and of Ericsson in Spain. He holds a degree in telecommunications engineering from the “Universidad de Madrid”, the University of Madrid. He also holds a degree from IESE (Alta Direção de Empresas).

Fernando Abril-Martorell Hernández is 46 years old and serves on our Board of Directors. Previously he was the Chief Operating Officer of Credit Suisse Group in Spain and is a member of the Board of Directors of Companhia de Infraestruturas del Transporte S.A. (CINTRA) and of ENCE (the Spanish pulp producer). From 1987 to 1997, Mr. Abril-Martorell Hernández performed several functions at JP Morgan, in New York, London and Madrid, including treasury department manager and member of the managing committee. Mr. Abril-Martorel Hernández joined the Telefónica group in January of 1997, as corporate finance general manager, having represented the group’s interests in the Brazilian telecommunications industry privatization process. From December 1998 to June 2000, he served as chief executive officer and chief financial officer of Telefónica Publicidade e Información (TPI). He was a member of the Board of Directors of the Telefónica Group from August 2000 to September 2003. In 2005 he joined Credit Suisse Group in Spain as Managing Director and Chief Executive Officer. Mr. Abril-Martorell Hernández holds a degree in law and business sciences from ICAI-ICADE - Instituto de Postgrado y Formación Continua, Spain.

Fernando Xavier Ferreira is 59 years old and acts as a member of our Board of Directors. Mr. Ferreira served as our chief executive officer and of SP Telecomunicações Holding Ltda. He also served as vice-chairman of the Board of Directors and chief executive officer of TDBH. He was president of the Board of Directors of Telefónica Factoring do Brasil Ltda and chairman of the Control Committee for Telefónica Serviços Empresaríais do Brasil Ltda (TGestiona). He was president of the Supervisory Board of Brasilcel N.V., president of the Boards of Directors of Vivo Participações S/A, and Fundação Telefónica. He is also a member of the Board of Directors of Telefónica Internacional S.A.. Mr. Ferreira has served as president of Telecomunicações Brasileiras S.A. - Telebrás, executive secretary in the Brazilian Ministry of Communications, chairman of the Board of Directors of Embratel S.A., president of Nortel do Brasil S.A., president of Telecomunicações do Paraná S.A. - Telepar and as member of ANATEL’s consulting committee and member of the Board of Directors of Empresa Brasileira de Correios e Telégrafos - ECT and Portugal Telecom. He holds a degree in electrical engineering from Faculdade de Engenharia Elétrica da Universidade Católica do Rio de Janeiro, the Electric Engineering Faculty of the Catholic University of Rio de Janeiro, Brazil, which he received in 1971. He attended a business administration course at Western Ontario University, Canada, in 1982.

Francisco Javier de Paz Mancho is 49 years old. From July 2004 until December 2007, he was the President of Mercasa. He was the President and Director of the Strategic Corporate area of Donuts Panrico Group (1996-2004), General Director of the Ministry of Commerce and Tourism (1993-1996), General Secretary of Unión de Consumidores de España (UCE), and General Secretary of Juventudes Socialistas and executive member of PSOE (1984-1993). Also, he has acted in the following capacities:  counsel of Túnel del Cadí (2004-2006), President of Patronal Pan and Bollería Marca (COE) (2003-2004), counsel of Mutua de Accidents of Zaragoza (MAZ) (1998-2004), counsel of Panrico Group (1998-2004), President of Observatorio de la Distribuicion Comercial del Ministerio de Comercio e Turismo (1994-1996), Member of Social and Economic Council and Permanent Commission (1991-1993 and 1996-2000) and counsel of Tabacalera, S.A. (1993-1996). Mr. Javier holds degrees in Information and Publicity and Law. Mr Javier accepted a position at Alta Dirección de Empresas del IESE (Universidad de Navarra).

Guillermo Fernández Vidal is 62 years old and serves as a member of the Board of Directors. Mr Vidal began his career as a Systems Technician at NCR. In 1972, he joined ENTEL as a Systems Officer. In 1982, Mr. Vidal was appointed as President of ECOTEL, a position he occupied until 1987. After that, Mr. Vidal joined Telefónica Group, where he occupied several high-level administrative positions. Currently, he is an Advisor of Teléfonica and member of the Board of Directors of Teléfonica O2 - Chequia. Along his career path, Mr. Vidal was a member of the Boards of Directors of the following companies: ECOTEL, Ibermática, Amper, Telefónica de Peru, Teléfonica CTC, TPI, Terra, Telefónica Móviles, Via Digital, Teléfonica de España SAL and Teléfonica Móviles España. Mr. Vidal holds a degree of industrial engineering.

Iñaki Urdangarin is 40 years old and serves as a member of our Board of Directors. Mr. Urdangarín is a former world-class professional handball player. He has also participated in three Olympic Games, winning medals in two of them, and is Spain’s most decorated sportsman. He held the important role of Vice-President of the Spanish Olympic Committee. He combined competitions with studies of Business Science. After ending his sporting career he began advanced management studies in ESADE, one of the most prestigious business schools in the world. Currently, he is a professor of business policy at ESADE. He has also developed a professional career as an advisor and consultant at La Caixa (a major Spanish financial firm) and Octagon, before he co-founded the Noos Institute, where he was the president until 2006, when he left the Institute. He presided over two international meetings on “Cities and Major Sporting Events” and “Sports and Tourism” and co-authored and edited four books. Currently, he is a member of the Advisory Boards of Telefonica Internacional, Motorpress (Spanish leading news and media group) and other major Spanish companies. His sports, academic and professional experience makes him believe in the power of sports and culture as useful tools for social inclusion. He, together with other relevant sportsmen, international academics and CEOs, developed a foundation to study and promote the use of sports and culture to help those in danger of being socially excluded. He holds a bachelors degree in Administration and Business Management, together with an MBA from ESADE, where he is currently a collaborating professor in the Department of Enterprise Policies.

José Fernando de Almansa Moreno-Barreda is 59 years old. He is a member of the Board of Directors of Telefónica and President of the board’s international affairs committee. He is also a member of the Board of Directors of Telefónica de Peru S.A., Telecomunicações de São Paulo S.A., Telefónica de Argentina S.A., Telefónica Latinoamérica S.A. and BBVA Bancomer. He is currently a sponsor of the foundations Reina Sofía, Conde de Barcelona, Diputación de San Andrés de los Flamencos - Carlos de Amberes Foundation, Padre Arrupe-Activa, Príncipe de Astúrias, Euroamérica and Fundación Médica Mutua Madrileña. Mr. Almansa joined the Spanish Diplomatic Corps in 1974 and served from 1976 to 1992 as Embassy Secretary of the Spanish Embassy in

Brussels, Cultural Counselor of the Spanish Representation to Mexico; Chief Director for Eastern European Affairs and Atlantic Affairs Director in the Spanish Foreign Affairs Ministry; Press and Political Counselor to the Spanish Permanent Representation to the North Atlantic Council in Brussels; Minister-Counsellor of the Spanish Embassy in the Soviet Union; General Director of the National Commission for the 5th Centennial of the Discovery of the Americas and Deputy General Director for Eastern Europe Affairs in the Spanish Foreign Affairs Ministry. In January 1993, Mr. Almansa was appointed Chief of the Royal Household by His Majesty King Juan Carlos I. He held this post until December 2002 and is currently Personal Adviser to His Majesty King Juan Carlos I. Mr. Almansa holds a law degree from the Universidad de Deusto, the University of Deusto, Bilbao, Spain.

Juan Carlos Ros Brugueras is 46 years old and is a member of our Board of Directors. In 2005, he was appointed Chief Legal Officer of Telefónica S.A. Since May 1998, Mr. Ros Brugueras has been a General Secretary to the Board of Directors and General Counsel of Telefónica Internacional S.A. and also a director of Telefónica de Argentina S.A. (Argentina), Telefónica Larga Distância de Porto Rico Inc. (Porto Rico), Companhia de Telecomunicações do Chile S.A. (Chile) and Telefónica do Peru S.A. (Peru). He served on our board and that of Companhia Telefónica da Borda do Campo from December 1998 through November 1999, and also on the boards of Companhia Riograndense de Telecomunicações - CRT, Tele Sudeste Celular Participações S/A, Telerj Celular S/A and Telest Celular S/A. From 1985 to 1997, he was a partner in a law firm in Barcelona, and, during such time, he served as Secretary on the Boards of Directors of various Spanish and foreign companies. Mr. Ros holds a law degree from Universidad Central de Barcelona, the Central University of Barcelona, Spain.

Luis Antonio Malvido is 43 years old and is a member of our Board of Directors. After occupying several high-level administrative positions at Empresas National de Telefonia, ENTEL, and participating in its privatization, Mr. Malvido accepted a position at Telefonica Group. In 1998, he was appointed the Chief Executive Officer (CEO) of Unifón, a mobile telephony company controlled by Telefónica Group in Argentina. Mr. Malvido holds a degree in industrial engineering from the Institute of Technology of Buenos Aires (“ITBA”), which he earned with honors.

Luciano Carvalho Ventura is 61 years old. He is a member of our Board of Directors and is the officer responsible for LCV Governança Corporativa. He serves as a member of the Board of Directors of  Y. Takaoka Empreendimentos and member of The Jose Alves Group. Since 1980, he has been dedicated to corporate governance consulting and in serving as a member of corporate boards. He is the founding member of the Board of Directors of Instituto Brasileiro de Governança Corporativa - IBGC - Brasil. He is a member of the International Corporate Governance Network - England. He is professor of the course for formation of directors of Brazilian Corporate Governance Institute and a speaker at various masters courses and seminars. He holds an MBA from Escola de Administração de Empresas de São Paulo—Fundação Getúlio Vargas, a post-graduate degree in finance from Escola de Administração de Empresas de São Paulo da Fundação Getúlio Vargas, a degree in business management from Escola de Administração de Empresas da Universidade Federal de Pernambuco, and a degree in economics from Faculdade de Ciências Econômicas da Universidade Federal de Pernambuco.

Luis Bastida Ibarguen is 62 years old and is a member of our Board of Directors. Since 2002 he has acted as an independent consultant, author and lecturer on business economics and serves as director for different companies and foundations. During 2000 and 2001 he was Managing-Director of Banco Bilbao Viscaya Argentaria where he was a member of the Steering Committee and head of the Global Asset Management Division. From 1988 to 2000, he worked for Banco Bilbao Viscaya. In the period 1994 to 2000 he was Chief Financial Officer (CFO), reporting directly to the Chairman. From 1976 to 1987, he worked at Banco Bilbao where he had different responsibilities, mainly in areas related with the finance function. From 1970 to 1976, he worked for General Electric in New York and Spain. At General Eletric he was a member of the Finance Management Program and the International Management Program and worked in various capacities in the Finance and Strategic Planning Functions. He holds degrees in Business at the E.S.T.E. University in San Sebastián - Spain and holds an MBA from Columbia University in New York.

Luiz Fernando Furlan is 61 years old. He is President of the Foundation of Amazon Sustainability and member of Administration of Redecard SA. Amil Participações S.A., KROTON Educacional S.A., Marisa S.A, and Stefani IT Solutions S.A. From 2003 until 2007, he was the Minister of Industry, Development and Commerce of Brazil. Mr. Furlan was president of Sadia S.A and member of the Board of Directors of many companies, such as: Panamco (Pan American Beverages, Inc – USA), Telefonica S.A. (España) and Brasmotor S.A. (Brasil). He was also a member of Counsel of IBM in Latin America and ABN AMRO Bank in Brazil, President of ABEF (Associação

Brasileira de Exportação de Aves) and ABRASCA (Associação Brasileira de Companias Públicas) and MEBF (Foro Empresarial Mercosur Unión europea). Mr. Furlan was Vice President of FIESP (Association of Industries of São Paulo). He holds a degree in chemical engineering from FEI (Faculdade de Engenharia Industrial) and a degree in administration from Santana University in São Paulo. He also holds a degree in Finance Administration from Getulio Vargas University.

Miguel Àngel Gutiérrez Méndez is 49 years old and is a member of our Board of Directors, and a member of the Board of Director of Telefõnica Internacional, S.A., where he was previously responsible for Institutional and Public Policy for Grupo Telefõnica in Latin America. He is also a member of the Board of Directors of ABERTIS (Barcelona, Spain). From March 2002 to October 2004 Mr. Gutiérrez was President of the Board of Directors of Autopistas Del Oeste S.A. (a subsidiary of ABERTIS). From February 2002 until July 2003 he was President and CEO of Telefónica Argentina S.A. He was a founding partner of The Rohatyn Group, an asset management company that focused on emerging markets. For a period of 21 years, Mr. Gutiérrez occupied several posts at J.P. Morgan, reaching the position of Managing Director for Global Emerging Markets, covering Latin America, Eastern Europe, Africa and Asia, London and New York emerging market activities from 1995-2001. Mr. Gutiérrez was also President of ADESPA (Association of Companies and Public Utilities of Argentina); Vice-President of the Fundación Cámara Española de Comercio; a member of the Board of Directors of the Cámara Argentina de Comercio; and a member of the Board of Directors of the Institute for Business Development of Argentina - IDEA. He is currently a member of the advisory council of CIPPEC (Center of Implementation of Politics for Equity and Growth), Vice-President of Fundación Cruzada Argentina and a member of the Board of Directors of the Center for Financial Stability “CEF.” He holds a degree in public accounting from the University of Buenos Aires and an MBA from IAE Universidad Austral (Argentina).

Narcís Serra Serra is 64 years old and serves as a member of our Board of Directors. From 1991 to 1995, he was Vice President of the Government of Spain, and from 1982 to 1991, served as Minister of Defense. From 1979 to 1982, he was the Mayor of Barcelona. Mr. Serra holds a doctorate in economics from the Universidad Autónoma de Barcelona and is President of Caixa d’Estalvis de Catalunya.

Executive Committee

The executive committee consists of at least three and no more than fifteen members, who may or may not be our shareholders, all of them appointed by our Board of Directors for a period of three years and may remain in office until reappointed or replaced. Any of our executive officers may be removed at any time by a decision of the Board of Directors.

The following are the current members of the executive committee, their respective positions and the date of their appointment.

Name	Position	Date of Appointment
Antonio Carlos Valente da Silva	Chief Executive Officer	December 18, 2006
Gilmar Roberto Pereira Camurra	Chief Financial Officer and Investor Relations Officer	March 23, 2004
Luis Antonio Malvido (appointed)	General Director of Fixed Telephony	January 28, 2008
Gustavo Fleichman	General Counsel	December 10, 2007

*The officers Antonio Carlos Valente da Silva and Gilmar Roberto Pereira Camurra were re-elected at the Board of Directors’ Meeting of February 23, 2007 and their mandates were initiated at the ordinary general meeting on March 29, 2007. The General Counsel, Gustavo Fleichman, was elected at the Board of Directors’ Meeting of December 10, 2007 and his mandate was initiated on January 1, 2008.
** Since Januray 28, Antonio Carlos Valente da Silva is temporarily acting as a General Director of Fixed Telephony until Mr. Luis Antonio Malvido assumes the office.

Set forth below are brief biographies of our executive officers:

Gilmar Roberto Pereira Camurra is 52 years old and serves as Chief Financial Officer and Investor Relations Officer (CFO). He has twenty-eight years of working experience in the financial system. He served for a year as member of the executive board of Grupo Paranapanema (tin exporter). Among his experiences in the banking system, he was vice-president of Citibank N.A., performing various activities for eighteen years with a focus on the international and treasury areas; founding partner of Banco ABC Roma, performing activities relating to treasury, international and controlling areas; and executive officer of BCN-Barclays, performing activities relating to treasury, asset management and corporate finance in the last three years before the transfer to the Telefónica Group and served as foreign exchange director and deputy treasurer for HSBC Bank. He has been Chief Financial Officer of Telefónica Group in Brazil since November 1999. He also serves as member of the decision-making body of Fundação Sistel, President of the decision-making body of Visão Prev Sociedade de Previdência Complementar, and Vice President of the Board of Directors of Telefónica Factoring. He holds a business administration and accounting science degree with a specialization course in finance from University of California, Berkeley.

Gustavo Fleichman is 48 years old and serves as General Secretary of Telecomunicações de São Paulo S.A. -Telesp since April 2006. He was Vice President of Shell Brasil S/A during the period from 1998 to 2002. He worked as a Law Director of Tele Norte Leste S/A - Telemar, a telecommunications company located in Brazil, from 2002 to 2004. From 2005 to 2006, he worked in Bulhões Pedreira Lawyers, a law company located in Rio de Janeiro. He holds a degree in Law from Bras Cubas University, Mogi das Cruzes City, and holds a post-graduate degree in management from Brazilian Institute of Capital Markets (“IBMEC”). He also holds a degree in Tax Law from Brazilian Institute of Tax Teaching (“IBET”).

For a biography of Antonio Carlos Valente da Silva, see “—Board of Directors.”

B. Compensation

For the year ended December 31, 2007, the aggregate amount of compensation paid to all our Directors and Executive Officers was approximately R$20.9 million, of which R$14.2 million corresponded to salaries and R$6.7 million corresponded to bonuses.

For the year ended December 31, 2007, our Directors and Officers did not receive any pension, retirement or similar benefits.

C. Board Practices

Board of Directors

Our Board of Directors typically meet once every three months and the Chairman may call special meetings. Our Board takes action by majority vote, provided the majority of its members in office are present, with the Chairman having, in addition to his or her regular vote, the deciding vote in the event of a tie. The specific responsibilities of the Chairman include representing the Board in the General Shareholders’ Meetings, chairing the General Shareholders’ Meetings, selecting the Secretary from among those present, and calling and chairing meetings of the Board.

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

•	authorizing the acquisition of interest in other companies on a definitive basis; and

•	authorizing the offering of ordinary non-convertible unsecured debentures.

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

One member of the Fiscal Board and his or her alternate must be elected by holders of preferred shares in a separate voting process. The following are the current members of the Fiscal Board:

Members	Alternates	Date Appointed
Flavio Stamm	Gilberto Lerio	March 26, 2008
Patrícia Maria de Arruda Franco	Luis André Carpintero Blanco	March 26, 2008
Cristiane Barretto Sales	Stael Prata Silva Filho	March 26, 2008

Committees

Brazilian Corporate Law does not require a corporation to maintain committees responsible for ethics, corporate governance or compensation. Nevertheless, our Board of Directors have created the following committees:

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

The Control and Audit Committee, among other responsibilities that may be required by the Board of Directors, is charged with informing and providing recommendations to the Board of Directors regarding the following:

•	the appointment, termination and renewal of the independent auditors, as well as the terms and conditions of the contract with the independent auditors;

•	the analysis of the company’s accounts, compliance with certain legal requirements and the adoption of generally accepted accounting principles;

•	the results of each internal and independent audit and management’s response to the auditor’s recommendations;

•	the quality and integrity of the company’s internal control systems;

•	the performance of the independent auditors, requesting opinions on the annual reports and that the main audit reports be clear and precise; and

•	any communications with the internal auditors about any significant deficiencies in our control systems and identified financial conditions.

The following are the current members of the Control and Audit Committee:

Members	Date Appointed
Enrique Used Aznar	April 18, 2007
Luis Bastida Ibarguen	April 18, 2007
Miguel Ángel Gutiérrez Méndez	April 18, 2007

Nominations, Compensation and Corporate Governance Committee

Our Nominations, Compensation and Corporate Governance Committee was established in December 1998 and consists of three to five directors appointed by the Board of Directors to serve for the duration of their respective terms as members of the Board of Directors. The members of our Nominations, Compensation and Corporate Governance Committee are non-management directors. The Nominations, Compensation and Corporate Governance Committee, among other responsibilities that may be required by the Board of Directors, is charged with informing and providing recommendations to the Board of Directors regarding the following:

•	the appointment of executives and administrators for our company and our subsidiaries;

•	the parameters on compensation for our executives and administrators;

•	the terms and conditions of executive employment agreements;

•	the review of the Board’s compensation plan and any amendments;

•	the incentive plans and compensation standards for members of the Board of Directors and executives;

•	the compensation policy for directors and statutory officers of the company; and

•	the annual corporate governance report.

The following individuals are the current members of the Nominations, Compensation and Corporate Governance Committee:

Members	Date Appointed
Antonio Carlos Valente da Silva	April 18, 2007
Iñaki Urdangarin	February 19, 2008
Juan Carlos Ros Brugueras	April 18, 2007
José Fernando de Almansa Moreno-Barreda	April 18, 2007

Service Quality and Marketing Committee

The Service Quality and Marketing Committee was created on December 16, 2004 and provides assistance to our Board of Directors. The Committee consists of at least three and at most five, members of our Board selected periodically. The Committee meets from time to time, depending on the availability of its members and when called by its chair. The Committee is responsible for review and analysis of quality indices measuring our principal services and to ensure that the requisite degree of commercial assistance is furnished to our clients.

Members	Date Appointed
Fernando Xavier Ferreira	February 19, 2008
Antonio Viana Baptista	February 19, 2008
Luciano Carvalho Ventura	April 18, 2007

D. Employees

As of December 31, 2007, we had 7,467 employees. All of our employees are full-time, and are divided into the following categories: 44% in our network plant operation, maintenance, expansion and modernization; 44% in sales and marketing; and 12% in administration, finance and investor relations, human resources, inventory, technology, legal and strategic planning and management control.

We, in conjunction with other sponsors (the companies resulting from the breakup of Telebrás), sponsored private pension benefits and health care plans for retirees in order to supplement the salaries of retired employees. The plans PBS Telesp, Visão Telesp and Visão Assist, previously managed by Fundação Sistel de Seguridade Social, or the Sistel, were transferred to another closed social security entity called Visão PREV Sociedade de Previdência Complementar on February 18, 2005. The Visão PREV Sociedade de Previdência Complementar manages the following pension plans: Visão Telesp, Visão Telefonica Empresas, Visão Assist, Visão TGestiona, Visão Atelecom, Visão Telerj Celular, Visão Telebahia Celular, Visão Telergipe Celular, Visão Telest Celular, Visão Celular CRT, TCO Prev, TCP Prev, PBS-Tele Leste Celular, PBS-Tele Sudeste Celular, PBS-TCO, PBS-Telesp Celular, PBS Telesp and Vivo Prev. The plans, Planos de Assistência Médica aos Aposentados - PAMA, or the PAMA, and PBS-A - Plano de Benefícios Sistel Assistidos, or the PBS-A, are still managed by Fundação Sistel de Seguridade Social. Until December 1999, all sponsors of the plans managed by Sistel were jointly and severally liable for all existing benefit plans. After December 1999, a single-employer sponsored pension plan for active employees was created, the PBS Telesp Plan, or PBS plan. See Note 29 to our consolidated financial statements for a more detailed description of the PBS plan. Retired employees (PBS-A) and post-retirement health care benefits, or PAMA, remained as multi-employer benefit plans. The restructuring of the benefit plans took place in January 2000.

Due to the withdrawal of other active participants in December 1999, we individually sponsored the PBS plan, which covers 0.78% of our employees. In addition to the PBS plan, the multi-sponsored health care plan, or PAMA, is provided to retired employees and their dependents. Contributions to the PBS plan are determined based on actuarial valuations prepared by independent actuaries, in accordance with standards applicable in Brazil.

On August 2000, we established the Visão plan, offered to participants in our PBS plan, as well as to employees who did not qualify for participation. Unlike the PBS plan, which is a defined benefits plan, the Visão plan is financed for contributions by participating employees, as well as by us as sponsor, which are credited to the individual accounts of the participants. We are responsible for all management and maintenance expenses of the Visão plan, including the risks of death and permanent injury of the participants. The employees participating in the plan were granted the option to migrate to the Visão plan, which was also offered to those who did not participate in the PBS plan and to all newly hired employees. Our contributions to the Visão plan are equal to those of the individual participants, ranging from 2% to 9% of the participant’s salary, depending on the percentage chosen by the participant. The aggregate costs under the Visão plan equal approximately 7.0% of the total amount of salaries paid to participating employees. Currently 88.8% of our employees are covered under the Visão plan.

In 2007, we had 3,401 retirees and beneficiaries from which 585 were covered by PAMA and 2,816 were covered by PAMA-PCE. At the end of 2007, PAMA remained as a multi-financed plan.

Approximately 21% of our employees are members of the main telecommunications industry labor union, Sindicato dos Trabalhadores em Empresas de Telecomunicações e Operadores de Mesas Telefónicas no Estado de São Paulo, the Labor Union of Employees of Telecommunications Companies and Telecommunications Desk Operators in the State of São Paulo, or SINTETEL, which is associated with the Federação Nacional dos Trabalhadores em Telecomunicações, the National Federation of Telecommunications Workers or FENATTEL. The collective labor agreement was renewed on September 1, 2007 and will expire on August 31, 2008. Our management considers relations with our work force to be satisfactory. We have never experienced a work stoppage that had a material effect on our operations.

E. Share Ownership

None of our directors or executive officers beneficially owns, on an individual basis, 1% or more of our common or preferred shares (including ADSs representing preferred shares) or of our total equity share capital.

At the common shareholders’ general meeting of Telefónica S.A. (our indirect controlling shareholder), held on June 21, 2006, the application of a long-term incentive plan (PSP) for executives of Telefónica S.A. and of other entities within the Telefónica Group, which includes Telesp was approved. The plan grants a determined number of shares of Telefónica S.A. to selected participants who fulfill the necessary requirements.

The PSP is divided into five cycles, each of three year duration. The eligible executives, who must remain with the Telefónica Group for a minimum period of three years commencing on the date of their eligibility, will have the right to receive stipulated shares in fulfillment of indicated pre-defined results. Shares will be received at the end of each cycle. Each cycle is independent, the first cycle starting on July 1, 2006 (with distribution of shares of Telefónica S.A. starting on July 1, 2009) and each subsequent cycle commencing on July 1 of each subsequent year, up to and including, the fifth cycle, which commences on July 1, 2010 (with delivery of shares of Telefónica S.A. starting on July 1, 2013).

The first distribution under the PSP will take place in July 2009, with 81 executives from Telesp potentially having the right to 253,740 shares of Telefónica S.A., for which, on December 31, 2006, we have made a provision of R$2.14 million.

The second distribution under the PSP will take place in July 2010, with 82 executives from Telesp potentially having the right to 261,951 shares of Telefónica S.A., for which, on December 31, 2007, we have made a provision of R$0.57 million.

The provision to be recognized for each cycle in a five years period is based on the fair value of shares at granting date.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

In accordance with our bylaws, we have two classes of capital stock authorized and outstanding: common shares (ações ordinárias) and preferred shares (ações preferenciais). Our common shares have full voting rights. Our preferred shares have voting rights only under limited circumstances. At December 31, 2007, Telefónica Internacional owned 34.87% of our common shares, SP Telecomunicações, a wholly-owned subsidiary of Telefónica International, owned 49.19% of our common shares and the Telefónica Data do Brasil Participações Ltda, a wholly-owned subsidiary of SP Telecomunicações, holds 1.52% of our common shares. Since Telefónica International owns 100% of the equity share capital of SP Telecomunicações which, in itself, holds 100% of the shares of Telefónica Data do Brasil, it has effective control over 85.57% of our outstanding common shares. Accordingly, Telefónica Internacional has the ability to control the election of our Board of Directors and to determine the direction of our strategic and corporate policies. Neither Telefónica Internacional, nor SP Telecomunicações, nor Telefónica Data do Brasil has any special voting rights beyond those ordinarily accompanying the ownership of our common or preferred shares.

The following tables set forth information relating to the ownership of common and preferred shares by SP Telecomunicações, Telefónica Internacional, Telefónica Data do Brasil and our officers and directors. We are not aware of any other shareholder that beneficially owns more than 5% of our common shares.

Shareholder’s Name	Number of common shares owned	Percentage of outstanding common shares
SP Telecomunicações	83,038,516	49.19%
Telefónica Internacional	58,859,918	34.87%
Telefónica Data do Brasil	2,564,563	1.52%
All directors and executive officers as a group	20	—

Shareholder’s Name	Number of preferred shares owned	Percentage of outstanding preferred shares
SP Telecomunicações	23,983,413	7.11%
Telefónica Internacional	271,706,997	80.53%
Telefónica Data do Brasil	5,059,440	1.50%
All directors and executive officers as a group	1	—

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

B. Related Party Transactions

Note 31 to our consolidated financial statements presents, in tabular format, more detailed financial information with respect to transactions and balances with related parties. We provide below a summary description of transactions with related parties.

We entered into a consulting service agreement, known as the Consulting Agreement, with Telefónica Internacional, on May 17, 1999, pursuant to which Telefónica Internacional provides advice regarding our management, operations and business. Under the Consulting Agreement, we paid Telefónica Internacional in 2000, for its consulting services, an amount equal to one percent of our 2000 net operating income. In each of 2001 and 2002 under the same agreement, we paid one-half of one percent of our net operating income to Telefónica Internacional, and since 2003 we have been paying Telefónica Internacional two-tenths of one percent of our net operating income per year. The expiration of this contract was originally August 3, 2003, but it was automatically extended for another five-year term. Since January 2006, the percentage of net revenues applicable to this contract was 0.1%, pursuant to our concession contracts with ANATEL entered into in December 2005.

In February 1999, we entered into a service agreement with Atento Brasil S.A., or Atento, an indirect majority owned subsidiary of Telefónica S.A. (Telefónica controls 91.35% of Atento Brasil’s equity), for the provision of certain customer services, principally services related to our call center. Transactions under this service agreement with Atento Brasil involved approximately R$384 million in 2007 (R$298 million in 2006).

In April 2001, we entered into a service agreement for the provision of administrative, accounting and other services with Telefónica Serviços Empresariais do Brasil Ltda., or TGestiona, an indirect wholly-owned subsidiary of Telefónica. Transactions with TGestiona under this service agreement involved approximately R$95 million in 2007 (R$71 million in 2006).

We also entered into certain agreements for the provision of telecommunications services to several of our affiliates, each under the indirect control of Telefónica, including Vivo, TIWS Brasil Ltda., Terra Networks Brasil S.A, Telefónica Internacional S.A and others listed in Note 31 to our consolidated financial statements. Transactions pursuant to these various service agreements, in the aggregate, involved approximately R$1.8 billion in 2007 (R$1.8 billion in 2006).

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

Litigation with INSS

We are defendants in several lawsuits filed by the INSS, in the federal courts of São Paulo, including:

•
Several legal proceedings for the collection of Seguro de Acidente de Trabalho (Workers Accident Insurance Compensation, or SAT) from January 1986 to June 1997 and charges regarding the alleged failure to collect contributions by certain contracted parties in the approximate amount of R$319.3 million. In light of the recognition of the statute of limitations, which is five years, counted as from the issuance of the collections, in one of the actions our management decided to reverse the provision in the amount of R$9.3 million and to maintain a provision in the total amount of R$95.1 million corresponding to the portion of the total value whose likelihood of loss is probable, having deposited R$593 thousand in court.

•
Negotiations relating to certain amounts paid under our collective labor agreements, as a result of inflationary adjustments arising out of Planos Bresser and Verão, in the aggregate amount of R$141.1 million, of which R$99.3 million was considered probable. In light of the recognition of the statute of limitations, which is five years, counted as from the issuance of the collections, our management decided to reverse the provision in the total amount of R$96.6 million and to maintain a provision of R$2.7 million, corresponding to the portion of the total value whose likelihood of loss is probable.

•
Notices relating to social security contributions and amounts due to third parties (under INCRA and SEBRAE) over wages paid during the period between January 1999 and December 2000, in the approximate amount of R$60.2 million. The probability of loss is possible. No provision has been made.

•
Administrative proceeding relating to joint and several liabilities for payment of 1993 welfare contributions. The amount at issue is approximately R$196.6 million. The probability of loss is possible. No provision has been made.

•
Administrative proceedings with respect to fines of approximately R$162 million for the alleged improper distribution of dividends while the company supposedly was indebted to the INSS. The likelihood of loss is possible but not probable and so no provision has been made.

•
On December 20, 2005, we were notified of a demand, concerning the period from May 1995 to December 1998, for the payment of social security contribution amounts, through revision of the tax base and the imposition of joint liability between the Company and the service providers generally, and service providers related to civil construction specifically. Our counsel has deemed the risk of loss to be remote with respect to the amounts of R$246.5 million, because of the inadequate criteria used by the plaintiffs for the calculation of the reconstructed tax base, R$185.9 million, because of the plaintiffs’ use of the wrong definition of civil construction for reconstruction, according to reports developed by engineering institutes, and R$893.6 million, based on a jurisprudential precedent issued by the Superior Court of Justice, recognizing the five-years statute of limitations. No reserve was made based on the risk classification of this matter.

While we await the outcome of the foregoing lawsuits, depending on the case and the respective procedural situation we have pledged, for judicial attachment purposes, real property owned by us, and offered bank guarantees and cash deposits, in accordance with Brazilian legal procedures. If we prevail in the foregoing lawsuits, such attachments will be cancelled, guarantees released and deposits returned.

Litigation Relating to FINSOCIAL, COFINS, PASEP and PIS

•
Ceterp, which was merged into us on November 30, 2000, is contesting the applicability of certain taxes on telecommunications services based on constitutional grounds whereby no other tax (except for the ICMS and import and export taxes) can be applied to telecommunications services, including the IRPJ (Imposto de Renda da Pessoa Jurídica, or the corporate income tax), the CSL, the PASEP and COFINS. The amounts that were charged but not paid by Ceterp were provisioned in the amount of approximately R$52.9 million, which is deemed a probable loss.

•
Inclusion of PIS and COFINS in Service Rates. The federal district attorney’s office believes that the amounts collected by us as COFINS and PIS are being improperly included in the fixed telecommunications service rates, and therefore has filed a public civil action in order to exclude those amounts from those charged to our customers and to demand that the amounts improperly charged be returned in double. There are other public civil actions based on the same claim, which when added to the one described above and other collective and individual lawsuits, amount to seven lawsuits. We have not made any provisions for these lawsuits as our risk of loss is deemed remote.

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

We cannot assure you that we will receive a favorable decision with respect to the position we take. The retroactive application of the ICMS tax to activation fees would give rise to a maximum liability estimated to be R$303.2 million. However, since our management and consultants have estimated that the probability of loss in connection with this case is remote, we have made no provision for these taxes.

•
International Long-Distance Services. The São Paulo state treasury secretary filed three administrative violation suits in order to collect amounts allegedly due as ICMS tax in connection with international long-

distance services. The aggregate amount of the lawsuits is R$438.4 million. The likelihood of loss is considered possible. No provision has been made.

•
ICMS Tax Credits. Two notices of tax assessments were filed by the tax agency of the State of São Paulo related to ICMS tax credits from the periods from January 1999 to June 2000 and from July 2000 to December 2003 and a wrongful entry of ICMS tax during March 1999. The assessments relate to the reversal of tax credits in respect of taxable equipment purchases for exempted operations and the criteria for determining tax liability in such a situation. The total amount involved is R$119.9 million. Our legal assessors believe that the risk of loss in these actions is possible. No provision has been made.

•
ICMS with Respect to Property Rental (Modem) and Complementary Services. Administrative proceedings whereby tax authorities are claiming that ICMS was assessed for various services, such as complementary services of aggregate value (SVA) and modem rental, which were not considered subject to the ICMS. The relevant services were aggregated value call services or complementary services, as well as call-waiting, call transferring and modem rentals, among others. The total amount involved in the proceedings is approximately R$407.3 million. Our legal counsel believes that the likelihood of loss with respect to this claim is possible. We have not made provisions. This proceeding is in the second administrative court.

Litigation Relating to Fust

•
FUST Calculation Basis. On December 15, 2005, ANATEL issued a new ruling which stated its understanding that interconnection expenses should not be excluded from the FUST calculation basis, which ruling constituted a change in ANATEL’s previous policy that had provided for such a possibility. This new ruling has retroactive application to January 2001. Therefore, on January 9, 2006, we, through the Brazilian Association of Fixed Telecommunication Companies (ABRAFIX), entered a petition of writ of mandamus so as to assure the possibility of exclusion of the interconnection expenses from the FUST calculation basis. The total amount involved is R$131.0 million. Our legal advisors believe that the likelihood of loss is possible but not probable and so no provision was made.

Labor Litigation

We are also a defendant in several legal proceedings filed by former employees and outsourced employees (the latter alleging joint and several liability), who claim, among other things, deficient overtime payment, and unequal compensation, retirement wage supplements, and health and security hazard compensation.

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

•
A claim by a labor union representing the employees of CTBC (SINTETEL) relating to an obligation under a collective labor agreement between CTBC (which was merged into our company in November 1999) and SINTETEL providing for the delivery of certain studies on the productivity of Telebrás. Despite the fact that this was an “obligation to perform” (as opposed to an “obligation to deliver”), SINTETEL demanded the payment of unpaid salary balances in the amount of 4%, since January 1995, which was allegedly due as productivity compensation. The lawsuit was declared groundless at the first judicial level; however, the higher regional labor court reversed the lower court’s decision. We appealed the regional labor court’s decision to the Superior Court, which ruled in our favor, reversing the case back to the labor court. SINTETEL has appealed the Superior Court’s decision. The amount in dispute is approximately R$116.9 million. We have made no provisions for this lawsuit because an unfavorable outcome is considered remote.

•
An Annulment Action was brought by Telesp against the federal government of Brazil in order to obtain a judiciary declaration of the unenforceability of notices of infraction from all authorities alleging that Telesp violated the constitution by failing to properly pay overtime for all of its employees through January 1997 by using the wrong base to calculate the overtime. The total value is of approximately R$31 million. We have obtained a temporary injunction suspending the notices. We consider the risk of loss remote, and no provision has been made.

As of December 31, 2007, the total cost of the labor lawsuits filed against us amounted to R$2.9 billion, of which R$445 million was reserved to cover probable losses.

Civil Claims

There are several civil claims against us totaling R$2.0 billion, for which R$126 million has been deemed probable and provisioned, including:

•
Pension Benefit and Health Care Claims. Sistel Participants Association in São Paulo (ASTEL) filed a claim against the Company, Sistel Foundation and others, regarding alleged irregularities in changes made to the company’s retirees’ medical assistance plan, or PAMA, and in particular: (i) the prohibition of the contribution of payments from PAMA members; (ii) the reinstatement of PAMA members whose subscriptions were suspended due to default; (iii) the revaluation of PAMA’s economics needs; (iv) the restructuring of the contribution base for total and gross payroll for the company’s employees; (v) the inclusion of all hospitals, doctors, clinics and laboratories that used to be associated with Sistel; and (vi) equity accounting distribution review. The process is in an expert evidence phase. The Company’s management, based on its legal counsel opinion, consider this proceeding as a possible risk. We estimate the exposure of the company at R$232.8 million. No provision has been recorded.

•
“0900 Service” Claims. On June 9, 2000, WCR do Brasil Serviços Ltda. proposed enforcement proceedings against the Company, claiming the collection of the alleged difference in amounts calculated by Telesp regarding the use of the “0900 Service” and the amounts transferred to that company. The value of the proceedings is R$68.3 million. On October 1, 2004, the thirteenth Civil Court of the central jurisdiction of São Paulo published its decision, by which the proceeding was deemed valid. On December 14, 2004, an appeal against the decision was filed before the twenty-sixth Panel of Judges of São Paulo. On May 26, 2006, the appeal against the decision was overturned in part (a reduction of R$20 million). A deposit for damages was made, through a surety bond, in the amount of R$59.3 million and appealed to the Superior Court (Third Chamber). Since the risk level was considered as probable, a provision of R$68.3 million was made for the claims.

•
Community Telephone Plan - PCT. The Company is part of three civil public action proposals for Protecon - ABC Association for the Defense of Great ABC Consumers related to the Community Telephone Plan (PCT), claiming the possible right for indemnity for purchasers of the expansion plans who did not receive shares for their financial investment, in the municipalities of Diadema, São Caetano do Sul, São Bernardo do Campo and Ribeirão Pires, involving a total amount of approximately R$302.9 million. All the actions resulted in unfavorable decisions for the PROTECON, one action having already been heard in court and dismissed, and additional actions awaiting judicial decision with respect to dismissal. The risk involved is considered remote with respect to these actions. We are also involved in another action with respect to the PCT in the city of Mogi das Cruzes, that was ruled against us but for which we are waiting judgment on our appeal. Since we have a favorable precedent the risk of loss is possible. No provision has been made.

•
Monthly Subscription Payment. We are party to numerous individual and collective judicial proceedings instituted at various levels and areas of the judiciary challenging our monthly subscription fees. Most of these proceedings have ended favorably for us, including under the including through the Superior Court of Justice (Third Chamber) but we continue to follow these consumer claims closely, as the results could impact the businesses of all Brazilian telecommunications providers. Because the underlying probability of loss is considered remote, no amounts have been provisioned in connection with these actions.

Regulatory and Antitrust Litigation

We are a defendant in each of the following administrative proceedings, which have been filed by telecommunications service providers alleging anti-trust practices:

•
EILD Cases. We have been accused in two different proceedings of anti-trust violations through price discrimination based on claims that we charge our competitors higher fees for dedicated lines (“EILD”) than the fees we charge one of the companies of the Telefónica Group. Both ANATEL and CADE analyzed the allegations in these cases. We have signed two consent decrees (Termos de Cessação de Conduta) with ANATEL pursuant to which we commit to refrain from practicing the actions challenged in the proceedings. The consent decrees were approved by CADE, as required by law. We made no provisions for this claim because we believe that the agreements will also be fully confirmed by CADE. In July 2006, ANATEL’s Resolution no. 402, which altered rules regarding EILD, became effective. The Resolution also changed the conditions of the consent decrees. Telesp is challenging such resolution before ANATEL, on the basis that the consent decrees could be altered by CADE only. The final term of the consent decrees is March 7, 2007, but full expiration of its effects should take place only when declared by CADE. In addition, Telesp has been able to enter into a commercial agreement with most operators regarding this issue, thus closing the related administrative proceedings.

In addition to the two antitrust-related claims mentioned above, we are a defendant in the following proceedings:

•
Civil action filed by the federal district attorney’s office of the city of Marília, State of São Paulo, against ANATEL and us questioning the validity of certain clauses of our concession agreements relating to the fee adjustment mechanism, and requesting reimbursement of the balance between the amounts charged by us in 2001 and the amounts we would have charged if we had used the variation of a different price index in the adjustment of our fees. The lower court ruled in favor of the plaintiffs and determined that our fees be adjusted based on variations of the General Price Index (IGP-DI measured by Fundação Getúlio Vargas). An appeal was filed with respect to the lower court’s decision but as this appeal did not suspend the effects of the lower court’s filing. We appealed again to a higher court to suspend those effects until the first appeal is ruled on. If we obtain suspension of the lower court’s ruling, we estimate that a decision will be delivered in the medium term (in approximately two years).

•
Public civil action brought by the Federal Public Ministry, in Brasilia, Federal District, against Telesp and other operators of STFC services seeking to substitute as the tariff readjustment index the consumer price index (IPCA, published by the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística)) for the General Price Index (IGP-DI, published by the Fundação Getúlio Vargas). The action was ruled to be improper and an appeal was filed by the Public Ministry. We are awaiting the results of the appeal. The estimated time period for the end of the action is five years.

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

Other Proceedings

See “Item 7.B—Major Shareholders and Related Party Transactions—Related Party Transactions—CVM Administrative Proceeding Relating to Agreement with Atento.”

Dividends and Dividend Distribution Policy

Priority and Amount of Preferred Dividends

The Brazilian Corporate Law generally requires that the bylaws of each Brazilian corporation specify a minimum percentage of the distributable profits comprising dividends and/or interest on shareholders’ equity, or distributable amount, of the corporation for each fiscal year that must be distributed to shareholders as dividends. See “Item 10.B—Additional Information—Memorandum and Articles of Association.” Moreover, each Brazilian company may only issue new preferred shares for public distribution if one of the following terms applies to the preferred shares: (i) right to receive dividends equivalent to at least 25% of the net profit for the fiscal year, to be calculated in accordance with Article 202 of the Brazilian Corporate Law as follows: (a) priority in the receipt of dividends corresponding to at least 3% of the book value per share and (b) the right to an equal share of the profits attributable to the holders of common shares, after the holders of common shares have received a dividend equal to a minimum of 3% of the book value per share; or (ii) dividends at least 10% higher than those paid for common shares; or (iii) tag-along rights of at least 80% of the price paid in the sale of control to be paid by the controlling shareholder and also including the right to receive dividends at least equal to the dividend paid to common shares.

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

Any payment of interest in respect of preferred shares to shareholders (including the holders of ADSs) is subject to Brazilian withholding tax at a rate of 15%, or 25% in the case of a shareholder domiciled in a tax haven, and these payments may be included, at their net value, as part of any mandatory dividend. Payments to persons who are exempt from taxation in Brazil are not subject to withholding tax. See “Item 10.E Addition Information—Taxation—Brazilian Tax Considerations—Distributions of Interest on Capital.”

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

The following table sets forth the dividends or interest on shareholders’ equity paid to holders of our common and preferred shares since 2005 in reais.

	Description
	(Dividends or
	Interest on		Preferred
	Shareholders’	Common Shares	Shares
Year	Equity)(1)	(per share/in R$)
2008	Div	0.650409	0.715450
2007	Div/Int	5.247437	5.772180
2006	Div/Int	5.581383	6.139521
2005	Div/Int	6.892824	7.582106

(1)	Interest on shareholders’ equity is net of withholding taxes.

Dividends and Interest on Shareholders’ Equity

On March 29, 2007, the General Shareholders’ Meeting approved the distribution of additional dividends in the amount of R$705.6 million, based on retained earnings from the Company’s financial statements as of December 31, 2006. The payment of these dividends was made on May 28, 2007.

At a meeting of the Board of Directors on November 7, 2007, a distribution of intermediate dividends for our common and preferred shares in the amount of R$1.580 billion, based on earnings as of the September 30, 2007 balance sheet, was approved. The payment of these dividends was made on December 3, 2007.

On April 18, 2007 and November 7, 2007, the Board of Directors approved payments of interest on shareholders’ equity for our common and preferred shares in the amounts of R$187.9 million and R$178.5 million for our common and preferred shares, respectively. The payments were made on May 28, 2007 and December 10, 2007, respectively.

On December 10, 2007, the Board of Directors approved, subject to the approval of the shareholders, a payment of interest on shareholders’ equity for our shareholders with respect to our 2007 operations in the amount of R$179.4 million, to be paid from retained earnings until the end of 2008. As determined at a General Shareholders’ Meeting held on March 26, 2008, the payment of this interest on shareholders’ equity must be made before December 22, 2008.

At the General Shareholders’ Meeting held on March 26, 2008, the distribution of dividends to common and preferred shares in the amount of R$350.9 million was approved, based on the remaining balance of net earnings and dividends and interest on shareholders’ equity from 2007, as determined by our balance sheet dated as of December 31, 2007. The payment of these dividends must be made before December 22, 2008.

Reverse Stock Split

In a special General Shareholders’ Meeting held on May 11, 2005, our shareholders approved the reverse stock split of all of our shares, under the terms of Article 12 of the Brazilian Corporate Law, at the ratio of 1,000 existing shares per one share of the same type and class. The main objectives of the reverse stock split were (i) to reduce the administrative and operating costs of our shareholder structure, (ii) to confer greater visibility on the quotation price of our shares as they started to be negotiated in unitary form and (iii) to meet the requests of BOVESPA. The fractional shares resulting from the reverse share split were sold to the public on BOVESPA on July 15, 2005. Upon settlement of the public bid, the net proceeds from the sale of fractional shares was credited to individual selling shareholders, as stated in the notice to shareholders published on July 21, 2005. When the shares started to be traded on BOVESPA in unitary form on June 27, 2005, each of our ADRs, which previously represented 1,000 preferred shares, became one preferred share.

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

Our preferred shares began trading on BOVESPA, on September 21, 1998 and are traded on BOVESPA under the symbol “TLPP4”. Our common shares trade under the symbol “TLPP3”. At December 31, 2007, we had approximately 506.2 million common and preferred shares held by approximately 1.9 million common and preferred shareholders. The following table sets forth the reported high and low closing sale prices for the common and preferred shares on BOVESPA, for the periods indicated.

	Prices of common shares of the company
	High	Low
	(in reais)
January 1, 2002 through March 31, 2002	28.06	22.81
April 1, 2002 through June 30, 2002	27.50	23.70
July 1, 2002 through September 30, 2002	24.90	20.85
October 1, 2002 through December 31, 2002	26.00	20.07
January 1, 2003 through March 31, 2003	24.50	21.90
April 1, 2003 through June 30, 2003	27.50	22.99
July 1, 2003 through September 30, 2003	32.40	21.80
October 1, 2003 through December 31, 2003	37.00	29.20
January 1, 2004 through March 31, 2004	45.50	35.40
April 1, 2004 through June 30, 2004	42.70	33.00
July 1, 2004 through September 30, 2004	42.65	38.40
October 1, 2004 through December 31, 2004	46.50	36.30
January 1, 2005 through March 31, 2005	48.90	39.17
April 1, 2005 through June 30, 2005 (1)	40.50	35.70
July 1, 2005 through September 30, 2005	37.48	32.10
October 1, 2005 through December 31, 2005	37.49	31.90
January 1, 2006 through January 31, 2006	43.80	36.17
April 1, 2006 through June 30, 2006	43.39	36.40
July 1, 2006 through September 30, 2006	42.69	37.10
October 1, 2006 through December 31, 2006	47.49	40.50
January 1, 2007 through March 31, 2007	50.30	43.00
April 1, 2007 through June 30, 2007	58.99	44.30
July 1, 2007 through September 30, 2007	66.98	51.80
October 1, 2007 through October 31, 2007	59.80	55.45
November, 2007 through November 30, 2007	55.50	44.71
December 1, 2007 through December 31, 2007	47.40	44.00
January 1, 2008 through January 31, 2008	46.09	39.00
February 1, 2008 through February 29, 2008	47.00	43.48
March 1, 2008 through March 31, 2008	45.49	39.39
April 1, 2008 through April 11, 2008	40.10	38.90

(1)	Before June 27, 2005, our ADRs were traded in the proportion of 1000 per 1. Since that date, ADRs have been traded in the proportion of one to one.

	Prices of preferred shares of the company
	High	Low
	(in reais)
January 1, 2002 through March 31, 2002	36.49	28.05
April 1, 2002 through June 30, 2002	35.69	30.90
July 1, 2002 through September 30, 2002	34.57	30.20
October 1, 2002 through December 31, 2002	38.20	29.75
January 1, 2003 through March 31, 2003	35.69	29.51
April 1, 2003 through June 30, 2003	34.97	30.61
July 1, 2003 through September 30, 2003	39.80	28.55
October 1, 2003 through December 31, 2003	47.00	36.30
January 1, 2004 through March 31, 2004	55.00	46.00
April 1, 2004 through June 30, 2004	49.25	38.50
July 1, 2004 through September 30, 2004	55.00	46.00
October 1, 2004 through December 31, 2004	51.40	44.89
January 1, 2005 through March 31, 2005	58.38	43.81
April 1, 2005 through June 30, 2005 (2)	52.95	45.20

	Prices of preferred shares of the company
	High	Low
	(in reais)
July 1, 2005 through September 30, 2005	49.00	41.91
October 1, 2005 through December 31, 2005	48.20	41.50
January 1, 2006 through March 31, 2006	54.00	46.16
April 1, 2006 through June 30, 2006	53.41	42.41
July 1, 2006 through September 30, 2006	51.90	43.50
October 1, 2006 through December 31, 2006	55.00	48.11
January 1, 2007 through March 31, 2007	56.30	49.40
April 1, 2007 through June 30, 2007	62.80	50.75
July 1, 2007 through September 30, 2007	69.50	53.50
October 1, 2007 through October 31, 2007	63.19	58.41
November, 2007 through November 30, 2007	59.45	47.50
December 1, 2007 through December 31, 2007	51.41	45.20
January 1, 2008 through January 31, 2008	48.88	41.61
February 1, 2008 through February 29, 2008	50.58	46.85
March 1, 2008 through March 31, 2008	47.35	43.10
April 1, 2008 through April 11, 2008	46.60	43.50

(2)	Before June 27, 2005, our ADRs were traded in the proportion of 1000 per 1. Since that date, ADRs have been traded in the proportion of one to one.

In the United States, the preferred shares trade in the form of ADSs, each representing one preferred share, issued by The Bank of New York, as depositary, pursuant to a Deposit Agreement, among us, the depositary and the registered holders and beneficial owners from time to time of ADSs. The ADSs commenced trading on the NYSE on November 16, 1998 under the symbol “ TSP”. At December 31, 2007, there were approximately 196 institutional owners of ADSs (registered holders). The following table sets forth the reported high and low closing sales prices for ADSs on the NYSE for the periods indicated.

	U.S. dollars per ADS
	High	Low
January 1, 2002 through March 31, 2002	15.30	11.50
April 1, 2002 through June 30, 2002	15.20	10.74
July 1, 2002 through September 30, 2002	11.80	7.80
October 1, 2002 through December 31, 2002	10.82	7.65
January 1, 2003 through March 31, 2003	10.49	8.16
April 1, 2003 through June 30, 2003	11.94	9.55
July 1, 2003 through September 30, 2003	13.68	9.35
October 1, 2003 through December 31, 2003	16.47	12.65
January 1, 2004 through March 31, 2004	19.25	15.75
April 1, 2004 through June 30, 2004	17.18	12.45
July 1, 2004 through September 30, 2004	18.78	15.20
October 1, 2004 through December 31, 2004	19.43	15.60
January 1, 2005 through March 31, 2005	21.97	16.16
April 1, 2005 through June 30, 2005 (3)	20.43	18.38
July 1, 2005 through September 30, 2005	20.80	17.54
October 1, 2005 through December 31, 2005	21.74	18.34
January 1, 2006 through March 31, 2006	25.50	20.58
April 1, 2006 through June 30, 2006	25.14	18.84
July 1, 2006 through September 30, 2006	24.22	19.95
October 1, 2006 through December 31, 2006	25.50	22.27
January 1, 2007 through March 31, 2007	27.14	23.62
April 1, 2007 through June 30, 2007	32.99	25.30

	U.S. dollars per ADS
	High	Low
July 1, 2007 through September 30, 2007	37.15	26.71
October 1, 2007 through October 31, 2007	35.16	31.64
November, 2007 through November 30, 2007	33.86	26.03
December 1, 2007 through December 31, 2007	28.85	25.45
January 1, 2008 through January 31, 2008	27.73	24.08
February 1, 2008 through February 29, 2008	29.83	26.54
March 1, 2008 through March 31, 2008	28.60	24.97
April 1, 2008 through April 11, 2008	27.07	25.74

(3)	Before June 27, 2005, our ADRs were traded in the proportion of 1000 per 1. Since that date, ADRs have been traded in the proportion of one-to-one.

B. Plan of Distribution

Not applicable.

C. Markets

Trading on the Brazilian Stock Exchanges

BOVESPA is a non-profit entity owned by its member brokerage firms. Trading on this exchange is limited to member brokerage firms and a limited number of authorized non-members.

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

At December 31, 2007, the aggregate market capitalization of the 404 companies listed on BOVESPA was approximately US$1,398.7 billion. Although all the outstanding shares of an exchange-listed company may trade on a Brazilian stock exchange, in most cases, less than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling entities or persons that rarely trade their shares. For this reason, data showing the total market capitalization of Brazilian stock exchanges tends to overstate the liquidity of the Brazilian equity securities market.

The Brazilian equity securities market is relatively small and illiquid compared to major world markets. In 2007, the combined daily trading volumes on BOVESPA averaged approximately US$2.6 billion. Trading on Brazilian stock exchanges by nonresidents of Brazil is subject to certain limitations under Brazilian foreign investment legislation.

The institution of a securities market maker was introduced in the Brazilian market through CVM Directive No. 384/2003 and São Paulo Stock Exchange Resolution No. 293/2003-CA. The market maker is a liquidity agent or specialist that guarantees minimum liquidity and price reference for specific assets, thus promoting the efficiency of the Brazilian capital markets. At the end of 2007, there were seven market makers operating on BOVESPA.

Regulation of Brazilian Securities Markets

The Brazilian securities markets are regulated by the CVM, which has authority over stock exchanges and the securities markets in general. The CMN and the Central Bank have, among other powers, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions. The Brazilian securities market is governed by Law No. 6,385, as amended, known as the Brazilian Securities Law, and by the Brazilian Corporate Law.

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

Corporate Governance Practices

We are a sociedade anônima, a corporation incorporated under the laws of Brazil, and are subject to the corporate governance provisions of the Brazilian Corporate Law. We comply with the regulatory requirements of the Brazilian Corporate Law regarding the independence of our Board of Directors, the establishment and composition of certain board committees and the adoption and disclosure of corporate governance guidelines.

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

The significant differences between our corporate governance practices and the NYSE corporate governance standards are as follows:

Independence of Directors and Independence Tests

The Brazilian Corporate Law and our bylaws require that our directors be elected by our shareholders at a general shareholders’ meeting. Sixteen of our directors were appointed by our common shareholders, and one director is appointed by representatives of our minority preferred shareholders. Fourteen of our directors are independent in accordance with rules generally accepted in Brazil.

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

Executive Sessions

According to the Brazilian Corporate Law, up to one-third of the members of the Board of Directors can be elected to executive positions. The remaining non-management directors are not expressly empowered to serve as a check on management, and there is no requirement that those directors meet regularly without management. Notwithstanding, our Board of Directors consists of 15 non-management directors, 14 of whom are independent directors in accordance with rules generally accepted in Brazil, and as such we believe we are in compliance with this standard.

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

Our capital stock is comprised of preferred shares and common shares, all without par value. At December 31, 2007, there were 337,232,189 outstanding preferred shares and 168,609,292 outstanding common shares. Our share capital may be increased by resolution of the Board of Directors, up to the limit authorized by our bylaws. Any increase above the authorized capital must be approved by a general shareholders’ meeting.

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

Preemptive Rights

Each shareholder has a general preemptive right to subscribe for shares of the same class in any capital increase, in an amount sufficient to keep the same proportional participation of each shareholder in the total capital of the corporation. A minimum period of 30 days following the publication of the capital increase notice shall be observed by the corporation for the exercise of the preemptive right by the shareholder. The right of participation in capital increases is assignable under Brazilian Corporate Law. However, the bylaws of a publicly held company that allows capital increases may provide for the issuance, without granting any preemptive rights to prior shareholders, of stocks, debentures convertible into stocks, or subscription bonuses, the placement of which shall be made:

•	upon sale on a stock exchange or public subscription;

•	through an exchange of shares in a public offering, with the purpose of acquiring control of another company; or

•	for the use of certain tax incentives.

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

Reimbursement must be required by the dissenting shareholders within 30 days after the publication of the minutes of the general shareholders’ meeting or special meeting, as the case may be. Within ten days after the expiration of the period, management is authorized to call a general shareholders’ meeting to ratify or reconsider the decision, if management understands that the payment of reimbursement to the dissenting shareholders who have exercised their redemption right may jeopardize the financial stability of the company. A shareholder who fails to exercise the right within the assigned term shall no longer be entitled to redemption.

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

On March 9, 2006, our Board of Directors and the Boards of Directors of TDBH and Telefónica Empresas S.A., a wholly-owned subsidiary of TDBH, approved the restructuring of the Companies’ SCM activities. The terms and conditions of the SCM Restructuring are set forth in an agreement executed by the Companies on March 9, 2006.

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

If the holder appoints a representative in Brazil to act directly in the Brazilian market to acquire preferred shares, the holder will be subject to a less favorable Brazilian tax treatment than a holder of ADSs. Regardless of registration under Resolution No. 2,689, residents of tax havens are subject to less favorable tax treatment than other foreign investors. See “—Taxation—Brazilian Tax Considerations.”

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

The withdrawal of preferred shares in exchange for ADSs is not subject to Brazilian tax. On receipt of the underlying preferred shares, a U.S. holder or non-Brazilian holder entitled to benefits under Resolution No. 2,689 will be entitled to register the U.S. dollar value of such shares with the Central Bank as described above, under “— Registered Capital.”

If a U.S. holder or non-Brazilian holder does not qualify under Resolution No. 2,689, such person will be subject to the less favorable tax treatment described above in respect of exchanges of preferred shares. Brazil’s tax treaties do not grant relief from taxes on gains realized on sales or exchanges of preferred shares.

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

Tax on Financial Transactions

The IOF is a tax on foreign exchange, securities, credit and insurance transactions. The IOF rate may be changed by an Executive Decree (rather than a law). In addition, the IOF rate is not subject to the ex-post-facto principle, which provides that laws increasing the rate of or creating new taxes will only come into effect as of the latter of (i) the first day of the year following their publication, or (ii) ninety days after their publication. A statute increasing the IOF rate will therefore take effect from its publication date.

Regarding foreign exchange transactions, in spite of the maximum rate of IOF being 25%, the inflow and outflow of funds are generally subject to IOF at a rate of 0.38%; however, the inflow and outflow of funds from portfolio investors located outside Brazil are not taxed. The conversion of Brazilian currency into foreign currency for purposes of paying dividends on preferred shares and ADS is currently not taxed.

The IOF tax may be also levied on issuances of bonds or securities, including transactions carried out on Brazilian stock, futures or commodities exchanges. The rate of the IOF tax with respect to many securities transactions is currently 0% percent, although certain transactions may be subject to specific rates. The minister of finance, however, has the legal authority to increase the rate to a maximum of 1.5% per day of the amount of the taxed transaction, during the period the investor holds the securities, up to the amount equal to the gain made on the transaction and only from the date of its increase or creation. The acquisition, holding and disposition of preferred shares traded on a Brazilian exchange is currently not subject to tax.

Temporary Contribution on Financial Transactions (CPMF Tax)

Until December 31, 2007, any transaction carried out by a holder of securities in Brazil that results in the transfer of reais from an account maintained by such holder (or its custodian) with a Brazilian fnancial institution may be subject to the CPMF tax, at the rate of 0.38%. The funds transferred for the acquisition of shares on a Brazilian stock exchange are exempt from the CPMF tax.

As of January 1, 2008, this tax has been repealed by the Brazilian Congress (Senate).

Material U.S. Federal Income Tax Considerations

The following are the material U.S. federal income tax consequences to U.S. Holders described herein of owning and disposing of preferred shares or ADSs, but this is not a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to hold such securities.  The discussion applies only if you hold preferred shares or ADSs as capital assets for tax purposes and it does not describe all of the tax consequences that may be relevant to holders subject to special rules, such as:

•	certain financial institutions;

•	insurance companies;

•	dealers and traders in securities or foreign currencies;

•	persons holding preferred shares or ADSs as part of a hedge, “straddle,” integrated transaction or similar transaction;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	persons liable for the alternative minimum tax;

•	tax-exempt organizations;

•	persons holding preferred shares or ADSs that own or are deemed to own ten percent or more of our voting stock; or

•	persons who acquired our ADSs or shares pursuant to the exercise of any employee stock option or otherwise as compensation.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds preferred shares or ADSs, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and upon the activities of the partnership.  Partnerships holding preferred shares or ADSs and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of holding and disposing of the preferred shares or ADSs.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof.  These laws are subject to change, possibly on a retroactive basis.  It is also based in part on representations by the Depositary and assumes that each obligation under the Deposit Agreement and any related agreement will be performed in accordance with its terms.

You are a “U.S. Holder” if you are a beneficial owner of preferred shares or ADSs and if you are for U.S. federal tax purposes:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS INTENDED FOR GENERAL INFORMATION PURPOSES ONLY.  U.S. HOLDERS OF PREFERRED SHARES OR ADSs ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISERS WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF OWNING OR DISPOSING OF PREFERRED SHARES OR ADSs, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL, NON-U.S. AND OTHER TAX LAWS AND POSSIBLE CHANGES IN TAX LAWS.

In general, if you own ADSs, you will be treated as the owner of the underlying shares represented by those ADSs for U.S. federal income tax purposes.  Accordingly, no gain or loss will be recognized if you exchange ADSs for the underlying shares represented by those ADSs.

The U.S. Treasury has expressed concerns that parties to whom ADSs are pre-released or intermediaries in the chain of ownership between U.S. Holders and the issuer of the security underlying the ADSs may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. Holders of ADSs.  Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders.  Accordingly, the analysis of the creditability of Brazilian taxes, and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below, could be affected by actions taken by such parties or intermediaries.

Please consult your tax advisers concerning the U.S. federal, state, local and foreign tax consequences of owning and disposing of preferred shares or ADSs in your particular circumstances.

This discussion assumes that we are not, and will not become, a passive foreign investment company, as described below.

Taxation of Distributions

Distributions paid on ADSs or preferred shares will generally be treated as dividends to the extent paid out of current or accumulated earnings and profits (as determined under U.S. federal income tax principles).  Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. holders as dividends.  Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid by qualified foreign corporations to certain non-corporate U.S. Holders in taxable years beginning before January 1, 2011, are taxable at a maximum rate of 15%.  A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on a securities market in the United States, such as the New York Stock Exchange where our ADSs are traded.  You should consult your tax advisers to determine whether the favorable rate will apply to dividends you receive and whether you are subject to any special rules that limit your ability to be taxed at this favorable rate.

Bills have been introduced in both the U.S. House and the U.S. Senate which would, if enacted, deny the favorable tax rates described in the preceding paragraph for dividends paid in respect of certain securities where the issuer of the securities is allowed a deduction under the tax laws of a foreign country with respect to such dividend.  It is unclear how the proposed legislation would apply to securities such as the preferred shares where distributions may be made in the form of interest on capital.  The proposed legislation would apply to dividends received after the date of its enactment.  It is not possible to predict whether the proposed legislation will be enacted, either in its present form or any other form.  Non-corporate U.S. Holders should consult their tax advisers with respect to the potential enactment of currently proposed legislation and its application in their particular circumstances.

The amount of a dividend will include any amounts withheld by us in respect of Brazilian taxes on the distribution.  The amount of the dividend will be treated as foreign-source dividend income to you and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations under the Code.  Dividends will be included in your income on the date of your, or in the case of ADSs, the Depositary’s, receipt of the dividend.  The amount of any dividend income paid in reais will be a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of such receipt regardless of whether the payment is in fact converted into U.S. dollars.  If the dividend is converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income.  You may have foreign currency gain or loss if the amount of such dividend is not converted into U.S. dollars on the date of such receipt.  You should consult your tax adviser as to the U.S. federal income tax consequences of any Brazilian taxes imposed in respect of such conversion.

Subject to applicable limitations that may vary depending upon your circumstances and subject to the discussion above regarding concerns expressed by the U.S. Treasury, Brazilian income taxes withheld from dividends on preferred shares or ADSs will be creditable against your U.S. federal income tax liability. The rules governing foreign tax credits are complex and, therefore, you should consult your tax adviser regarding the availability of foreign tax credits in your particular circumstances.  Instead of claiming a credit, you may, at your election, deduct such Brazilian taxes in computing your taxable income, subject to generally applicable limitations under U.S. law.  An election to deduct foreign taxes instead of claiming foreign tax credits must apply to all taxes paid or accrued in the taxable year to foreign countries and possessions of the United States.

Sale or Other Disposition of Preferred Shares or ADSs

For U.S. federal income tax purposes, gain or loss you realize on the sale or other disposition of preferred shares or ADSs will be capital gain or loss, and will be long-term capital gain or loss if you held the preferred shares or ADSs for more than one year.  The amount of your gain or loss will equal the difference between your tax basis in the preferred shares or ADSs disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars.  If a Brazilian tax on gains is withheld on the sale or disposition of preferred shares or ADSs, a U.S. Holder’s amount realized will include the gross amount of the proceeds of such sale or disposition before deduction of the Brazilian tax. See “—Brazilian Tax Considerations—Taxation of Gains” for a description of when a disposition may be subject to taxation by Brazil.  Such gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. Consequently, if a Brazilian withholding tax is imposed on the sale or disposition of preferred shares or ADSs, and a U.S. Holder does not receive significant foreign source income from other sources, such U.S. Holder may not be able to derive effective U.S. foreign tax credit benefits in respect of such Brazilian withholding tax.

Passive Foreign Investment Company Rules

We believe that we were not a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for our 2007 taxable year.   If we were a PFIC for any taxable year during which a U.S. Holder held preferred shares or ADSs, gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of the preferred shares or ADSs would be allocated ratably over the U.S. Holder’s holding period for the preferred shares or ADSs.  The amounts allocated to the taxable year of the sale or otherdisposition and to any year before we became a PFIC would be taxed as ordinary income.  The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for such taxable year, and an interest charge would be imposed on the amount allocated to such taxable year.  Further, similar rules would apply to any distribution in respect of preferred shares or ADSs in excess of 125% of the average of the annual distributions on preferred shares or ADSs received by a U.S. Holder during the preceding three years or such holder’s holding period, whichever is shorter.  Certain elections may be available that would result in alternative treatments (such as a mark-to-market treatment) of the preferred shares or ADSs.  U.S. Holders should consult their tax advisers to determine whether such elections are available and, if so, what the consequences of the alternative treatments would be in those holders’ particular circumstances.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding unless (i) you are a corporation or other exempt recipient or (ii) in the case of backup withholding, you provide a correct taxpayer identification number and certify that you are not subject to backup withholding.

The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

U.S. HOLDERS OF OUR PREFERRED SHARES OR ADSs SHOULD CONSULT THEIR OWN TAX ADVISERS AS TO THE BRAZILIAN, U.S. FEDERAL, STATE, LOCAL AND OTHER TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR PREFERRED SHARES OR ADSs BASED UPON THEIR PARTICULAR CIRCUMSTANCES.

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

Book and market values of financial instruments as of December 31 were as follows:

	Consolidated 2007		Consolidated 2006
	Book Value	Market Value	Book Value	Market Value
	(in thousands of reais)
Loans and financing	(3,309,169)	(3,244,379)	(2,338,158)	(2,334,184)
Derivatives	(357,187)	(336,793)	(316,318)	(280,178)
Cash and cash equivalents	933,275	933,275	213,036	213,036
Investment in Portugal Telecom and Portugal Multimédia – direct/indirect interest through Aliança Atlântica	135,268	288,623	130,658	295,800
Total	(2,597,813)	(2,359,274)	(2,310,782)	(2,105,526)

We have a total interest, direct and indirect of 1.04% in Portugal Telecom and 0.52% in Portugal Multimédia, which was valued using the cost method. The investment, at market value, is based on the last quotation of December 2007 on the Lisbon Stock Exchange for Portugal Telecom and Portugal Multimédia, equivalent to 8.93 euros (9.84 euros in December 2006) and 9.55 euros, respectively.

	Consolidated 2007		Consolidated 2006
	Book Value	Market Value	Book Value	Market Value
	(in thousands of reais)
Portugal Telecom – direct interest	75,362	186,224	75,362	221,850
Portugal Telecom – indirect interest through Aliança Atlântica	51,147	62,075	55,296	73,950
Portugal Multimédia – direct interest	6,704	29,805	-	-
Portugal Multimédia – indirect interest through Aliança Atlântica	2,055	10,519	-	-
Total	135,268	288,623	130,658	295,800

The principal market risk factors that affect our business are detailed below:

Exchange rate risk

This risk arises from the possibility that we may incur losses due to exchange rate fluctuations, which would increase the balances and expenses related to the liabilities of loans, financing and purchase commitments denominated in foreign currency. In order to reduce this risk, we enter into hedge contracts (swaps) with financial institutions.

Our gross indebtedness and the total amount of liabilities related to loans, financing and purchase commitments denominated in foreign currency are significantly affected by foreign exchange rate risk. As of December 31, 2007, 28.5% (35.18% on December 31, 2006) of our debt was denominated in foreign currency (U.S. dollar, Japanese yen and euro); virtually all of our foreign currency debt was hedged by asset positions in currency transactions (swaps for Certificate for Interbank Deposits — CDI; CDI is an index based upon the average rate per cost of loans negotiated among the banks within Brazil). Gains or losses on these operations for covering financial indebtedness are recorded in income. In 2007, operations with derivates generated a consolidated net loss of R$157,553. We have recorded a liability of R$357,186 as of December 31, 2007 to reflect the unrealized loss on derivatives. Considering that such operations are qualified as hedging transactions, part of the consolidated negative net result of R$157,553 with the derivatives is compensated against the gains derived from the exchange fluctuation of our debts denominated in foreign currency that amounts to R$93,901.

The book value and market value of our net excess (exposure) to the exchange rate risk as of December 31, 2007 and 2006 are as follows:

	Consolidated 2007		Consolidated 2006
	Book Value	Market Value	Book Value	Market Value
	(in thousands of reais)
Liabilities
Loans and financing	(943,270)	(942,531)	(822,603)	(816,608)
Purchase commitments	(20,550)	(20,550)	(65,855)	(65,855)
Asset position on swaps	944,159	949,392	821,625	820,892
Net excess (exposure)	(19,661)	(13,689)	(66,833)	(61,571)

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

As of December 31, 2007, we had R$943,270 (R$822,603 as of December 31, 2006) of loans and financing in foreign currency, of which R$784,659 (R$553,394 as of December 31, 2006) was at fixed interest rates and R$158,612 (R$269,209 as of December 31, 2006) was at variable interest rates (LIBOR). In order to hedge against the exchange and foreign interest rate risk on these foreign currency debts, we have hedged transactions in order to peg these debts to local currency, at floating rates indexed to the CDI, in a way that our financial result is affected by the CDI. This CDI exposure is increased by the Debentures in the amount of R$1,512,357 (R$1,514,514 on December 31, 2006), which is also exposed to local currency, at floating rates indexed to the CDI and the amount of R$809,344 in financing from the National Bank of Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social) (BNDES). On the other hand, we invest our excess cash (temporary cash investments) of R$348,648 (R$173,165 as of December 31, 2006), mainly in short-term instruments, based on the CDI variation, which reduces this risk. The book values of these instruments approximate market values, since they may be redeemed in the short term.

A hypothetical, instantaneous and unfavorable change of 10% in the interest rates applicable to our financial assets and liabilities in 2007 could cause us a potential loss in earnings of approximately R$236.8 million over one year. The above sensitivity analysis is based on the assumption that an unfavorable 10% variation in the interest rate would be applicable to each homogeneous category of financial assets and liabilities and is sustained over one year. A homogenous category is defined according to the currency in which financial assets and liabilities are denominated and assumes the same interest rate variation within each homogeneous category (e.g., reais). As a result, our interest rate risk sensitivity model may overstate the impact of interest rate fluctuation for the relevant financial instruments, since consistently unfavorable variations of all interest rates are an unlikely event.

On December 31, 2007, we were a party to swap arrangements in respect of the CDI to partially cover fluctuations in internal interest rates. These hedging operations, in the principal amount of R$810,032 (R$908,316 as of December 31, 2006) generated a positive consolidated result of R$4,514 (R$2,110 as of December 31, 2006), and that temporary gain was recognized on our income statement.

The Company also contracted for a CDI + 0.35% of CDI percentage swap with principal amount of R$1,500,000, with identical flows to the debentures we issued and with maturity in 2010, which generated a net positive result of R$22.

Another risk to which we are exposed is the mismatch of monetary restatement indices for our debt and for accounts receivable. Telephone fee adjustments do not necessarily follow increases in local interest rates, which affect our indebtedness.

Debt acceleration risk

As of December 31, 2007, certain of our loan and financing agreements contain restrictive clauses (covenants), typically included in such agreements, relating to cash generation, debt ratios and other restrictions. We have complied with these restrictive clauses in full, and such covenants do not restrict our ability to conduct our ordinary course of business.

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

As of December 31, 2007, our customer portfolio had no subscribers whose receivables were individually higher than 1% of the total accounts receivable from services. We are also subject to credit risk related to temporary cash investments and receivables from swap transactions. We reduce this exposure by diversifying it among first-line financial institutions.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

As of December 31, 2007, we were not in default under any of our obligations and there were no dividend arrearages or delinquencies.

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

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, are responsible for establishing and maintaining our disclosure controls and procedures. These controls and procedures were designed to ensure that information relating to us required to be disclosed in the reports that we file under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We evaluated these disclosure controls and procedures under the supervision of our CEO and CFO as of December 31, 2007. Based on this evaluation, our CEO and CFO concluded that our disclosure controls and procedures were adequate and effective and designed to ensure that material information relating to us and our consolidated subsidiaries would be made known to them by others within those entities to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act). The Telesp internal control system was designed to provide reasonable assurance as to the integrity and reliability of the published financial statements. All internal control systems, no matter how well designed, may have inherent limitations and can provide only reasonable assurance that the objectives of the control system are met.

Management evaluated the internal control over financial reporting under the supervision of our Chief Executive Officer, or CEO and Chief Financial Officer (our Vice-President of Finance), or CFO as of December 31, 2007. Management evaluated the effectiveness of our internal control over financial reporting based on the criteria set out in the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework. Telesp management concluded that as of December 31, 2007, our internal control over financial reporting was adequate and effective, based on those criteria.

Our independent registered public accounting firm, Ernst & Young Auditores Independentes S.S., has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2007. The report on the audit of our internal control over financial reporting is included below.

Attestation Report of the Registered Public Accounting Firm

Ernst & Young Auditores Independentes S.S. (“E&Y”) the independent registered public accounting firm that has audited our consolidated financial statements, has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2007. This attestation report appears on page F-2.

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

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Control and Audit Committee is comprised of a minimum of three and a maximum of five non-executive directors. See “Item 6.C—Directors, Senior Management and Employees—Board Practices—Committees—Control and Audit Committee.” Our Board of Directors has designated Luis Bastida Ibarguen, an independent member of our Board of Directors under Brazilian rules and a member of our Control and Audit Committee, as the company’s “audit committee financial expert,” as such term is defined by the SEC. We anticipate that there will be some similar functions between the Control and Audit Committee and our statutory Fiscal Board (Conselho Fiscal), the latter of which meets the requirements of the general exemption from the listing standards for audit committees set forth in Exchange Act Rule 10A-3(c)(3). See “Item 16D—Exemptions from the Listing Standards for Audit Committees.”

ITEM 16B. CODE OF ETHICS

Our Control and Audit Committee and our Board of Directors had approved a code of ethics (Normativa de Conduta para Financeiros da Telesp S/A). The code of ethics regulates the conduct of our managers in connection with the registration and control of financial and accounting information and their access to privileged and non-public information and data, in order to comply with the requirements of the Sarbanes-Oxley Act and NYSE rules. Our code of ethics follows the code of our parent company, Telefónica S.A. The code of ethics applies to our Chief Executive Officer, Chief Financial Officer, Chief Operating Officer (whom we refer to as our General Executive Officer), our Officers and corresponding foregoing positions at our subsidiaries, as well as to our executives in the areas for financial, management and internal controls. The code applies generally to all those with responsibilities similar to those listed above.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

E&Y acted as our independent auditor for the fiscal years ended December 31, 2007 and December 31, 2006. The chart below sets forth the total amount billed to us by E&Y for services performed in the years 2007 and 2006, and breaks down these amounts by category of service:

	Total Fees Paid to E&Y
	2007	2006
	(in thousands of reais)

Audit Fees	3,015	4,279
Audit-Related Fees	294	1,301
Tax Fees	-	-
All Other Services	-	-
Total	3,309	5,580

For the years ended December 31, 2007 and December 31, 2006, we paid our auditors, E&Y, for auditing services rendered in the total amount of R$3,309 thousand and R$5,580 thousand, respectively.

Audit Fees

Audit fees are fees billed for the audit of our annual consolidated financial statements prepared for purposes of filings with the CVM and the SEC and for the reviews of our quarterly financial statements submitted on Form 6-K and to the audit with respect to processes required by Sarbanes-Oxley, with the purpose of certifying the effectiveness of internal controls.

Audit-Related Fees

Refers to analytic accounting services and review with respect to the rules promulgated by ANATEL.

Tax Fees

Not applicable.

All Other Fees

Not applicable.

Pre-Approval Policies and Procedures

Our Control and Audit committee evaluates the results of all audit and audit-related services provided by our auditors. Our Control and Audit committee has the authority to approve services to be provided by our auditors that are not specifically included within the scope of the audit. Our Board of Directors, with advice from the Control and Audit Committee, is responsible for authorizing the audit services provided by E&Y, the present auditor of the Company. Non-audit services are required to be pre-approved by the Control and Audit Committee pursuant to the policy for pre-approval of non-audit services.

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

ITEM 18. FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-74.

ITEM 19. EXHIBITS

Exhibit Number	Description

1.1	Bylaws of Telecomunicações de São Paulo S.A. – Telesp, as amended (unofficial English translation)

2(a)	Deposit Agreement dated as of July 27, 1998 among Telesp Participações S.A., The Bank of New York, as Depositary, and Owners and Beneficial Owners of American Depositary Receipts issued thereunder (1)

4(a)
Contract and Justification of the Merger of Telefónica Data Brasil Holding S.A. into Telecomunicações De São Paulo S.A. – Telesp and Partial Spin-Off of Telefónica Empresas S.A. dated March 9, 2006 (2)

4(b)1
Grant Contract for Fixed Commuted Telephone Service in Local Modality (Sector 31) between Agência Nacional De Telecomunicações and Telecomunicações De São Paulo S.A. – Telesp dated December 22, 2005 (unofficial English translation) (3)

4(b)2
Grant Contract for Fixed Commuted Telephone Service in Local Modality (Sector 32) between Agência Nacional De Telecomunicações and Telecomunicações De São Paulo S.A. – Telesp dated December 22, 2005 (unofficial English translation) (3)

4(b)3
Grant Contract for Fixed Commuted Telephone Service in Local Modality (Sector 34) between Agência Nacional De Telecomunicações and Telecomunicações De São Paulo S.A. – Telesp dated December 22, 2005 (unofficial English translation) (3)

4(b)4
Grant Contract for Fixed Commuted Telephone Service in Long-Distance Modality (Sector 31) between Agência Nacional De Telecomunicações and Telecomunicações De São Paulo S.A. – Telesp dated December 22, 2005 (unofficial English translation) (3)

4(b)5
Grant Contract for Fixed Commuted Telephone Service in Long-Distance Modality (Sector 32) between Agência Nacional De Telecomunicações and Telecomunicações De São Paulo S.A. – Telesp dated December 22, 2005 (unofficial English translation) (3)

4(b)6
Grant Contract for Fixed Commuted Telephone Service in Long-Distance Modality (Sector 34) between Agência Nacional De Telecomunicações and Telecomunicações De São Paulo S.A. – Telesp dated December 22, 2005 (unofficial English translation) (3)

4(b)7
Certificate of Authorization to Provide Multimedia Communication Service, for the Collective Interest, by and between “Agência Nacional de Telecomunicações - ANATEL” and “Telecomunicações de São Paulo S.A. – Telesp” (unofficial English translation) (4)

8.1	List of Subsidiaries

11.1	Code of Ethics of Telecomunicações de São Paulo S.A. – Telesp (3)

12.1	Section 302 Certification of the Chief Executive Officer

12.2	Section 302 Certification of the Chief Financial Officer

13.1	Section 906 Certification of the Chief Executive Officer

13.2	Section 906 Certification of the Chief Financial Officer

(1)	Incorporated by reference to our Registration Statement of American Depositary Receipt shares on Form F-6EF (No. 333-146901) filed with the Commission on October 24, 2007.

(2)	Incorporated by reference to our form CB filed with the Commission on March 14, 2006.

(3)	Incorporated by reference to our annual report on Form 20-F (No. 001-14475) filed with the Commission on April 12, 2006.

(4)	Incorporated by reference to our annual report on Form 20-F (No. 001-14475) filed with the Commission on April 16, 2007.

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

Network:  An interconnected collection of elements. In a telephone network, these consist of switches connected to each other and to customer equipment. The transmission equipment may be based on fiber-optic or metallic cable or point-to-point radio connections.

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

TELECOMUNICAÇÕES DE SÃO PAULO S.A.—TELESP

By:	/s/ Antonio Carlos Valente da Silva
	Name:	Antonio Carlos Valente da Silva
	Title:	Chief Executive Officer

By:	/s/ Gilmar Roberto Pereira Camurra
	Name:	Gilmar Roberto Pereira Camurra
	Title:	Chief Financial Officer and Investor Relations Officer

Date:   April 14, 2008

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2007, 2006 AND 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Telecomunicações de São Paulo S.A. – TELESP

We have audited the accompanying consolidated balance sheets of Telecomunicações de São Paulo S.A. – TELESP and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in shareholders’ equity, changes in financial position and cash flows for each of the three years in the period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Telecomunicações de São Paulo S.A. - TELESP and subsidiaries at December 31, 2007 and 2006 and the consolidated results of their operations, changes in their financial position and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting practices generally accepted in Brazil, which differ in certain respects from U.S. generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Notes 36, 37 and 38 to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Telecomunicações de São Paulo S.A. - TELESP’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 18, 2008, except for internal control over financial reporting related to Notes 36, 37 and 38, as to which the date is April 09, 2008, expressed an unqualified opinion thereon.

São Paulo, February 18, 2008 except
for Notes 36, 37 and 38 to the 2007 as to which the date is April 09, 2008.

/s/ ERNST & YOUNG
Auditores Independentes S.S.
CRC-2SP015199/O-6

Luiz C. Passetti
Partner

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Telecomunicações de São Paulo S.A. - TELESP

We have audited Telecomunicações de São Paulo - TELESP’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Telecomunicações de São Paulo - TELESP’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s report internal control over financial reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, Telecomunicações de São Paulo - TELESP maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Telecomunicações de São Paulo – TELESP and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in shareholders’ equity, changes in financial position and cash flows for each of the three years in the period ended December 31, 2007 and our report dated February 18, 2008, except for  Notes 36, 37 and 38, as to which the date is April 09, 2008, expressed an unqualified opinion thereon.

São Paulo, February 18, 2008, except
for internal control over financial reporting related to Notes 36, 37 and 38 to the 2007 consolidated financial statements as to which the date is April 09, 2008.

/s/ ERNST & YOUNG
Auditores Independentes S.S.
CRC – 2SP015199/O-6

Luiz C. Passetti
Partner

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

CONSOLIDATED BALANCE SHEETS AS OF

DECEMBER 31, 2007 AND 2006

 (In thousands of Reais)

		December 31,
	Note	2007	2006
Current assets:
Cash and cash equivalents	13	933,275	213,036
Trade accounts receivable, net.	14	2,832,050	3,278,047
Deferred and recoverable taxes	15	1,117,982	911,624
Other current assets	16	318,955	257,050
Total current assets		5,202,262	4,659,757

Noncurrent assets:
Deferred and recoverable taxes	15	539,371	563,039
Advance for future share acquisition	2	-	200,000
Other assets	16	686,538	523,625
Investments	17	1,115,264	241,697
Property, plant and equipment, net	18	10,280,707	10,748,563
Intangible assets, net	19	861,617	902,913
Deferred charges	20	238,875	306,286
Total noncurrent assets		13,722,372	13,486,123

Total assets		18,924,634	18,145,880

Current liabilities:
Payroll and related accruals	21	264,841	202,233
Accounts payable to suppliers	22	1,846,232	1,645,770
Taxes other than income taxes	23	778,442	811,668
Dividends and interest on capital payable	24	996,997	653,222
Income tax and social contribution	11	129,818	144,747
Loans and financing	25	793,783	314,026
Debentures	26	12,357	1,514,514
Reserve for contingencies	28	115,884	100,661
Derivatives obligations	33	357,186	316,318
Other current liabilities	27	479,557	558,414
Total current liabilities		5,775,097	6,261,573

Long-term liabilities:
Income tax and social contribution	11	15,173	20,052
Loans and financing	25	1,003,029	509,618
Debentures	26	1,500,000	-
Taxes other than income taxes	23	23,428	25,901
Pension and other post-retirement benefits	29	95,426	75,023
Reserve for contingencies	28	525,393	576,718
Other liabilities	27	73,111	49,411
Total long-term liabilities		3,235,560	1,256,723

Deferred income		8,735	17,470

Shareholders’ equity:
Share capital	30	6,575,198	6,575,198
Capital reserves	30	2,670,488	2,669,729
Legal reserve	30	659,556	659,556
Retained earnings	30	-	705,631
Total shareholders’ equity		9,905,242	10,610,114

Total liabilities and shareholders’ equity		18,924,634	18,145,880

The accompanying notes are an integral part of these consolidated financial statements.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(In thousands of Reais - except earnings per share data)

		Years ended December 31,
	Note	2007	2006	2005

Net operating revenue	5	14,727,562	14,643,021	14,395,101
Cost of goods and services	6	(8,022,760)	(7,780,510)	(7,716,723)
Gross profit		6,704,802	6,862,511	6,678,378

Operating expenses:
Selling expense	7a	(2,307,106)	(1,924,439)	(1,810,377)
General and administrative expense	7b	(1,000,407)	(982,623)	(863,920)
Other operating income (expense), net	8	118,493	276,241	(168,254)

Operating income before financial expense, net		3,515,782	4,231,690	3,835,827

Financial expense, net	9	(306,932)	(331,055)	(460,332)

Operating income		3,208,850	3,900,635	3,375,495

Nonoperating income, net	10	131,596	23,623	37,799

Income before income tax and social contribution		3,340,446	3,924,258	3,413,294

Income tax and social contribution	11	(977,486)	(1,108,107)	(871,347)

Net income for the year		2,362,960	2,816,151	2,541,947

Shares outstanding at December 31 (in thousands)		505,841	505,841	492,030

Earnings per share outstanding at December 31 (Reais)		4.6718	5.5673	5.1662

The accompanying notes are an integral part of these consolidated financial statements.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND  2005

(In thousands of Reais)

	Years ended December 31,
	2007	2006	2005
SOURCE OF FUNDS:
From operations:
Net income for the year	2,362,960	2,816,151	2,541,947
Items not affecting working capital	2,674,080	2,733,178	2,733,321
Depreciation and amortization	2,634,384	2,641,554	2,675,136
(Income) loss from equity holdings in subsidiaries	2,145	(1,034)	17,829
Monetary and exchange variations on noncurrent items, net	32,429	45,252	(89,811)
(Gain) loss on permanent asset disposals	(81,653)	5,787	6,569
Reserves for contingencies	(44,042)	(119,788)	101,995
Amortization of goodwill	73,472	34,482	41,355
Amortization of negative goodwill	(8,735)	-	-
Pension and other post-retirement plans, net of funding	20,403	30,059	312
Tax credit realization (accrual)	39,501	77,715	(44,439)
Other	6,176	19,151	24,375
Total from operations	5,037,040	5,549,329	5,275,268

From third parties:
Increase in long-term liabilities	2,414,991	25,774	336,327
Unclaimed dividends	209,769	180,956	91,927
Donations and subsidies for investment	968	475	593
Transfer from noncurrent to current assets	105,057	114,587	144,864
Transfer from fixed asset to prepaid expenses	-	19,605	-
Transfer from capitalized applications to investment	619,957	-	-
Net working capital from TDBH’s merger	-	7,128	-
Proceeds from sale of property, plant and equipment	147,693	16,783	29,299
Others	4,194	31	4,609
Total sources	8,539,669	5,914,668	5,882,887

USES OF FUNDS:
Increase in noncurrent assets	3,618,074	2,491,903	2,008,405
Recoverable VAT	109,923	106,068	189,266
Prepaid expenses	6,884	24,874	842
Related companies	18,260	18,928	-
Escrow deposits	136,581	415,225	140,338
Advance for future share acquisition	419,957	200,000	-
Investments	922,506	-	-
Property, plant and equipment	1,988,304	1,721,360	1,674,482
Deferred	4,243	-	-
Others	11,416	5,448	3,477

Transfer from long-term to current liabilities	474,643	1,450,445	369,531
Treasury Shares – Purchase	-	17,719	58,892
Cancellation of shares – TDBH	-	41	-
Dividends/interest on shareholders’ equity	3,278,569	3,129,604	3,770,000
Working capital consolidated from TDBH .	-	95,163	-
Working capital consolidated from Navytree	139,402	-	-
Other			5,726
Total uses	7,510,688	7,184,875	6,212,554

Increase (decrease) in working capital	1,028,981	(1,270,207)	(329,667)
Changes in working capital represented by:
Current assets
At the beginning of year	4,659,757	4,153,228	4,161,865
At the end of year	5,202,262	4,659,757	4,153,228
	542,505	506,529	(8,637)
Current liabilities
At the beginning of year	6,261,573	4,484,837	4,163,807
At the end of year	5,775,097	6,261,573	4,484,837
	(486,476)	1,776,736	321,030
Increase (decrease) in working capital	1,028,981	(1,270,207)	(329,667)

The accompanying notes are an integral part of these consolidated financial statements.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(In thousands of Reais)

		Capital Reserves
	Share capital	Share premium	Donations and subsidies	Other capital reserves	Legal reserve	Retained Earnings	Total
Balances at December 31, 2004	5,978,074	2,737,087	7,997	188	659,556	2,015,730	11,398,632

Donations and subsidies for investments	-	-	593	-	-	-	593
Treasury Shares acquisition	-	-	-	(58,892)	-	-	(58,892)
Unclaimed dividends	-	-	-	-	-	91,927	91,927
Net income for the year	-	-	-	-	-	2,541,947	2,541,947
Appropriations:
Dividends	-	-	-	-	-	(2,790,000)	(2,790,000)
Interest on shareholders equity	-	-	-	-	-	(833,000)	(833,000)
Withholding tax on interest on shareholders’ equity	-	-	-	-	-	(147,000)	(147,000)
Balances at December 31, 2005	5,978,074	2,737,087	8,590	(58,704)	659,556	879,604	10,204,207

Merged capital – TDBH	597,124	-	-	-	-	-	597,124
Merged losses - TDBH		-	-	-	-	(41,476)	(41,476)
Donations and subsidies for investments	-	-	475	-	-	-	475
Treasury Shares cancellation	-	(58,892)	-	58,892	-	-	-
Recess right to the shareholders due to TDBH’s merger – treasury shares	-	-	-	(17,719)	-	-	(17,719)
Unclaimed dividends	-	-	-	-	-	180,956	180,956
Net income for the year	-	-	-	-	-	2,816,151	2,816,151
Appropriations:
Dividends	-	-	-	-	-	(2,349,604)	(2,349,604)
Interest on shareholders equity	-	-	-	-	-	(663,000)	(663,000)
Withholding tax on interest on shareholders’ equity	-	-	-	-	-	(117,000)	(117,000)
Balances at December 31, 2006	6,575,198	2,678,195	9,065	(17,531)	659,556	705,631	10,610,114

Donations and subsidies for investments	-	-	759	-	-	-	759
Unclaimed dividends	-	-	-	-	-	209,769	209,769
Net income for the year	-	-	-	-	-	2,362,960	2,362,960
Consolidation adjustment:
Donations received by subsidiary	-	-	-	-	-	209	209
Appropriations:
Dividends	-	-	-	-	-	(2,636,569)	(2,636,569)
Interest on shareholders equity	-	-	-	-	-	(545,700)	(545,700)
Withholding tax on interest on shareholders’ equity	-	-	-	-	-	(96,300)	(96,300)
Balances at December 31, 2007	6,575,198	2,678,195	9,824	(17,531)	659,556	-	9,905,242

The accompanying notes are an integral part of these consolidated financial statements.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

 (In thousands of Reais)

	Years ended December 31, (a)
	2007	2006	2005
Cash flows from operations:
Net income for the year	2,362,960	2,816,151	2,541,947
Adjustments to reconcile net income to cash provided by operations:
Depreciation and amortization	2,634,384	2,641,554	2,675,136
Monetary /exchange variation on loans and financing	(85,432)	(70,531)	(247,152)
(Gain) loss on permanent asset disposals	(81,653)	5,787	6,569
Loss from equity holding of subsidiaries	2,145	(1,034)	17,829
Amortization of goodwill on acquisition of CETERP	64,738	34,482	41,355
Allowance for doubtful accounts	652,692	412,997	415,273
Pension and other postretirement benefit plans, net of funding	20,403	30,059	312
Other	3,319	5,462	5,687
(Increase) decrease in operating assets:
Trade accounts receivable	(206,524)	(826,158)	(502,541)
Other current assets	(268,263)	(161,656)	(37,858)
Other noncurrent assets	(139,246)	(166,901)	(203,751)
Increase (decrease) in operating liabilities:
Payroll and related accruals	62,608	17,619	18,206
Accounts payable and accrued expenses	200,462	89,366	323,170
Taxes other than income taxes	(38,206)	85,323	50,242
Other current liabilities	(442,202)	149,809	399,156
Accrued interest	20,386	(4,292)	(13,890)
Income tax and social contribution	(17,301)	51,679	(70,146)
Reserve for contingencies	(36,102)	(98,748)	146,640
Other noncurrent liabilities.	21,559	(3,852)	(28,958)
Cash provided by operations	4,730,385	5,007,116	5,537,226

Cash flows used in investing activities:
Acquisition of Navytree, net of cash acquired of R$2,542	(417,415)	-	-
Additions to other investments	(8,938)	-	(21,055)
Advance for future share acquisition	-	(200,000)	-
Additions to property, plant and equipment	(1,991,579)	(1,720,886)	(1,673,889)
Proceeds from asset disposals	147,693	16,783	29,299
Cash received on TDBH’s merger	-	18,584	-
Cash used in investing activities	(2,270,239)	(1,885,519)	(1,665,645)

Cash flows used in financing activities:
Loans repaid	(1,634,845)	(1,382,621)	(1,720,014)
New loans obtained	2,635,813	1,254,379	1,622,421
Net payments on derivative contracts	(112,149)	(144,274)	(356,384)
Treasury Shares – Purchase	-	(17,719)	(58,892)
Dividends paid	(2,628,726)	(3,081,782)	(3,133,833)
Cash used in financing activities	(1,739,907)	(3,372,017)	(3,646,702)

Increase (decrease) in cash and cash equivalents	720,239	(250,420)	224,879
Cash and cash equivalents at beginning of year	213,036	463,456	238,577
Cash and cash equivalents at end of year	933,275	213,036	463,456

(a) See supplemental cash flow information in Note 12.

The accompanying notes are an integral part of these consolidated financial statements.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2006 and 2005
(Amounts expressed in thousands of Reais, unless otherwise indicated)
1.	Operations and background

a.	Controlling shareholders

Telecomunicações de São Paulo S.A. - Telesp (formerly Telesp Participações S.A. - TelespPar - “TelespPar”), hereafter referred to as the “Company” or “Telesp”, was formed pursuant to Article 189 of Law No. 9,472/97 of the General Telecommunications Law based on Decree No. 2,546 on April 14, 1998, as part of the privatization of the Telebrás System. The Company is controlled by Telefónica S.A., which as of December 31, 2007, holds total indirect interest of 87.95% representing 85.57% of common shares and 89.13% of preferred shares.

b.	Operations

The Company´s basic business purpose is the rendering of fixed wire telephone services in the state of São Paulo under Fixed Switch Telephone Service Concession Agreement -STFC granted by the National Communications Agency (ANATEL), which is in charge of regulating the telecommunications sector in Brazil (Note 1.c). The Company has also authorizations from ANATEL, directly or through its subsidiaries, to provide other telecommunications services, such as data communication to the business market, broadband internet services under the Speedy brand and, more recently, cable TV Services via satellite throughout the country. The Company’s area of operation is São Paulo State, including the municipality of São Paulo, the biggest in Brazil.

The Company is registered with the Brazilian Securities Commission (CVM) as a listed company, and its shares are traded on the São Paulo Stock Exchange (BOVESPA). The Company is also registered with the Securities and Exchange Commission (SEC), in the United States of America, and its American Depository Shares – (ADSs, level II) are traded on the New York Stock Exchange – (NYSE).

c.	The STFC Concession Agreement

The Company is a concessionaire of fixed-switch telephone service (STFC) to provide fixed telephone service – local and national long distance services for telephone calls from sectors 31, 32, and 34 from region 3, which comprises the State of São Paulo, established in the General Concession Plan (PGO).

The Concession Agreement’s renewal, dated December 22, 2005, in force since January 1, 2006, awarded as an onerous title, will be valid until December 31, 2025. However, the agreement can be reviewed on December 31, 2010, 2015 and 2020. Such condition allows ANATEL to set up new requirements and goals for universalization and quality of telecommunication services, according to the conditions in force at that moment.

The Concession Agreement establishes that all assets owned by the Company and which are indispensable to the provision of the services described on such agreement are considered reversible assets and are deemed to be part of the concession assets. These assets will be automatically returned to ANATEL upon expiration of the concession agreement, according to the regulation in force at that moment. On December 31, 2007, the net book value of reversible assets is estimated at R$7,187,898 (R$8,027,464 in 2006), comprised of switching and transmission equipment and public use terminals, external network equipment, energy equipment and system and operation support equipment.

Every two years, during the agreement’s new 20-year period, each public regime company will have to pay a renewal fee, which will correspond to 2% of its prior-year SFTC revenue, net of taxes and social contributions (See Note 4.l). Exceptionally, the first payment of this biannual fee happened on April 30, 2007 in the amount of R$224,760, based on 2006 STFC net revenues. The next payment is scheduled for April 30, 2009.

d.	The telecommunications services subsidiaries and associated companies

A. Telecom S.A.:

A. Telecom S.A. (formerly Assist Telefônica S.A), is a closely held company, wholly-owned by the Company.  It is engaged primarily in providing the telecommunication and data services and customer internal telephony network maintenance. The principal services are as follows:

i) Digital condominium, integrated solution of equipment and services for voice transmission, data and images on commercial buildings;

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2006 and 2005
(Amounts expressed in thousands of Reais, unless otherwise indicated)

ii) Installation, maintenance, exchange and extension of new points of internal telephonic wire in companies and houses;

(iii) iTelefônica, provider of free internet access;

(iv) Speedy Wi-Fi, broadband service for wireless internet access;

(v) Speedy Corp, broadband provider developed specially for the corporate market;

(vi) integrated IT solution named “Posto Informático” allowing access to Internet connection of private networks and rental of IT equipment.

On March, 14, 2007, Anatel granted authorization for A. Telecom to render subscription satellite TV services (Direct to Home – DTH services) throughout the country. The DTH is a special type of subscription TV service which uses satellites for direct distribution of TV and audio signals to subscribers. The commercial operation began in August 2007.

Aliança Atlântica Holding B.V.:

 A company formed under the laws of the Netherlands in Amsterdam, is a joint venture originally established in 1997 by Telebrás and Portugal Telecom, in which Telebrás held a 50% share ownership and Portugal Telecom held the remaining 50%. As a result of the privatization of the Telebrás System in February 1998, Telebrás’s share of ownership in Aliança Atlântica was transferred to the Company. As of December 31, 2007, the Company holds a 50% interest in Aliança Atlântica and Telefónica S.A. holds the remaining 50%.

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

Navytree Participações S.A.

Navytree Participações S.A. (“Navytree”) is a company that owns interests in companies providing subscription TV services (Note 2).

2.	Corporate Restructuring in 2007 and 2006

Acquisition of Navytree Participações S.A.

As a result of  the Significant Information published on October 31, 2006, the Company and Abril Group entered into several commercial and operating agreements. These agreements provided for acquisition by the Company of (i) all the MMDS (Multichannel Multipoint Distribution Service) and broadband operations and (ii)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2006 and 2005
(Amounts expressed in thousands of Reais, unless otherwise indicated)

shareholdings, observing the limit provided for by ruling legislation, in cable TV operators controlled by Abril Group.

These agreements established certain conditions, the main ones being: (i) segregation among MMDS, broadband and cable TV operations by the Abril Group, and (ii) approval of operation by ANATEL.

On September 30, 2007, Abril Group concluded the process of segregating the aforementioned operations, transferring to Navytree Participações S.A. the following ownership interests:

(i)    100% in Lightree Sistemas de Televisão S.A., an MMDS and broadband service provider;

(ii)    19.90% of voting shares and 100% of preferred shares of Comercial Cabo TV São Paulo S.A., a subscription cable TV service provider in the State of São Paulo;

(iii)   100% of preferred shares of Lemontree Participações S.A., holding company of Comercial Cabo TV São Paulo S.A.;

(iv)   49.90% of voting shares and 100% of preferred shares of TVA Sul Paraná S.A., a subscription cable TV service provider in the cities of Curitiba, Foz de Iguaçu and Florianópolis; and

(v)    100% of preferred shares of GTR-T Participações e Empreendimentos S.A., controlling company of TVA Sul Paraná S.A.

On October 31, 2007, ANATEL concluded the regulatory analysis of the association between Abril Group and the Company, which approved the operation. The process is currently being analyzed by CADE (Brazilian Antitrust Agency) focusing on competition aspects.

The final amount for which 100% ownership interest in Navytree was acquired totaled R$909,065 (R$200,000 was paid in advance 2006 under the contractual terms), as such the remaining balance payable to Abril Group at December 31, 2007 was R$293,790, of which R$270,000 is kept in a financial investment in the name of the Company (Note 17 and 27).

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

Merger of Telefônica Data Brasil Holding S.A. and partial spin-off of Telefônica Empresas S.A.

 On March 9, 2006, Telesp and Telefônica Data Brasil Holding S.A. (TDBH), both under control of Telefónica Group, announced the proposal for restructuring of the Multimedia Communication Services (“MCS”) activities of Telefônica Empresas S.A. and Telesp. The operation included the following stages:

(i) Merger of TDBH by Telesp, whereby TDBH members received Telesp shares in accordance with the exchange ratio announced. With this operation, Telefônica Empesas S.A. became a wholly-owned subsidiary of Telesp. Telesp would succeed TDBH in all its rights and obligations; and,

(ii) Partial spin-off of Telefônica Empresas, with transfer of the SCM activities and assets to Telesp in the regions in which such services are already provided by Telesp.

The Special General Meeting of the companies held on April 28, 2006 approved the proposed corporate reorganization. However, due to a preliminary injunction granted in connection with a judicial proceeding filed against TDBH with the 14th Civil Court of the State of São Paulo by minority shareholders, the General Shareholders’ Meetings effects were temporarily suspended until the referred ruling was reconsidered by the Reporting Judge of Appeal n.º 448.590-4/3 with the 10th Appellate Court of the São Paulo State.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2006 and 2005
(Amounts expressed in thousands of Reais, unless otherwise indicated)

The referred injunction was revoked on July 25, 2006, as such, the effects of the corporate reorganization were initiated as of publication of the judicial proceeding on July 28, 2006.

The Company took over the net assets of Telefônica Data Brasil Holding S.A. – TDBH, considering the book value as of December 31, 2005, based on a valuation report prepared by a specialized company, including the financial flow occurring until July 31, 2006. The merged net assets were as follows:

TDBH

Assets
Current assets	7,415
Noncurrent assets	548,560
555,975

Liabilities
Current liabilities	287

Merged net assets	555,688

The consolidated financial statements as of December 31, 2005, presented herein for comparison purposes do not comprise these restructuring effects and such effects were considered immaterial for the presentation of “pro-forma” amounts.

3.	Presentation of the financial statements

The accompanying individual and consolidated financial statements were prepared in accordance with accounting practices adopted in Brazil, which are based on accounting practices originating in Brazilian corporate law (“Brazilian GAAP”) and accounting standards and procedures established by the Brazilian Securities Commission (CVM).

The authorization for the conclusion of the local financial statements occurred in an Executive Commitee Meeting on February 12, 2008.

Assets and liabilities are classified as “current” when their realization or liquidation will probably occur in the next twelve months. Otherwise, they will be classified as noncurrent assets and liabilities.

Accounting estimates are considered for the financial statement preparation process. Such estimates are based on objective and subjective factors according to management’s judgment for the appropriate amounts to be recorded in the financial statements.

Transactions which involve estimates mentioned above may result in different amounts when realized in subsequent periods due to inherent results regarding the estimation process. The Company revises its estimates and assumptions periodically.

The consolidated financial statements include the accounts and transactions of the wholly-owned subsidiaries and the jointly controlled affiliates which are proportionally consolidated, according to the corporate participation described below:

	2007	2006

A.Telecom S.A.	100%	100%
Telefonica Empresas S.A.	100%	100%
Aliança Atlântica Holding B.V.	50%	50%
Companhia AIX de Participações	50%	50%
Companhia ACT de Participações	50%	50%
Navytree Participações S.A.	100%	-

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2006 and 2005
(Amounts expressed in thousands of Reais, unless otherwise indicated)

Due to the acquisition of Navytree and the corporate reorganization mentioned in Note 2, the Company’s results of operations include the results of wholly-owned subsidiary Navytree as of October 1, 2007, and of wholly-owned subsidiary Telefonica Empresas S.A. as of August 2006.

In consolidation, all assets, liabilities, revenues and expenses resulting from intercompany transactions and equity holdings among the consolidated companies have been eliminated for consolidation purposes between the Company and its subsidiaries.

In order to provide additional information, the Company is also presenting its statement of cash flows . Such statements were prepared based on Accounting Standard and Procedure (NPC) No. 20, issued by the Brazilian Institute of Independent Public Accountants (IBRACON), and on Resolution No. 1010 of the Federal Accounting Board (CFC), respectively.

For the financial statements as of December 31, 2006 and 2005, certain accounts were reclassified to allow adequacy and consistency thereof with the current period. However, the amount of these reclassifications is not material in relation to the financial statements, and consider the Deliberation nº 488/05’s requests for 2007, 2006 and 2005.

4.	Summary of the principal accounting practices

a.	Cash and cash equivalents

Cash equivalents include all readily liquid temporary cash investments or those which are meant to be held until maturity (three months). They are recorded at cost plus income earned to the balance sheet date.

b.	Trade accounts receivable, net

Trade accounts receivable are stated at the rendered service value according to the contracted conditions adjusted by the estimated amount of eventual losses. This caption also includes accounts receivable from services rendered but not billed at the balance sheet date. Allowances for doubtful accounts are recorded in order to cover eventual losses.

c.	Foreign currency transactions

Transactions in foreign currencies are recorded at the prevailing exchange rate on the date of the transaction. Foreign currency denominated assets and liabilities are converted using the exchange rate on the balance sheet date. Exchange differences resulting from foreign currency transactions are recognized in income.

d.	Inventories

Inventories are stated at average acquisition cost, net of allowance for reduction to realizable value, and segregated into network expansion and consumption, maintenance or sale inventories. Inventories for use in network expansion are classified as “Construction in progress” in “Property, plant and equipment”. Inventories for resale or maintenance are classified as “other assets” in current assets (See Note 16).

e.	Investments

Investments in wholly-owned subsidiaries are fully consolidated and investments in jointly controlled affiliates are proportionally consolidated in accordance with Brazilian GAAP (see Note 17). Other investments are recorded at cost, less an allowance for probable losses, when considered necessary. The subsidiaries are consolidated with base date December, 31 for each year.

f.	Property, plant and equipment and intangible assets, net

Property, plant and equipment and intangible assets are stated at acquisition and/or construction cost, less accumulated depreciation. Improvement and repair costs when increasing installed capacity or operating life are capitalized; otherwise, these costs are charged as expenses in the statements of income as incurred. Depreciation

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2006 and 2005
(Amounts expressed in thousands of Reais, unless otherwise indicated)

is calculated under the straight-line method based on the estimated useful lives of the assets and as determined by the Public Telecommunications Service regulations. The main depreciation rates are shown in Note 18a.

g.	Deferred charges

Deferred charges are comprised of: (i) pre-operating expenses stated at cost and amortized over a period of five years for the Company and in ten years for AIX pre-operating expenses; (ii) goodwill on acquisition of IP networks, amortized over a period of ten years; (iii) Spanish and Figueira goodwill resulting from corporate restructuring occurred in 2001, merged by TDBH, which has been amortized over a period of five years (See Note 20).

h.	Income tax and social contribution

Corporate income tax and social contribution are accounted for on the accrual basis and are presented net of prepaid taxes, paid during the year. Deferred taxes attributable to temporary differences and tax loss carryforwards are recognized as deferred tax assets and liabilities on the assumption of future realization within the parameters established by CVM Deliberation 273/1998 and CVM Instruction No. 371/2002.

i.	Loans and financing

Loans and financing include accrued interest to the balance sheet date.

j.	Reserve for contingencies, net

Recognized for those cases in which an unfavorable outcome is considered probable on the balance sheet date. This reserve is presented net of the corresponding escrow deposits and classified as labor, civil or tax contingency (See Note 28).

k.	Revenue recognition

Revenues related to services rendered are accounted for on the accrual basis. Revenue unbilled from the date of the last billing until the date of the balance sheet is recognized in the month the service is rendered. Revenue from the sales of cards for public phones is deferred and recognized in income, based upon historical usage pattern not to exceed six months.

l.	Concession agreement’s renewal fee

It is a fee which will be paid every two years, during the 20-year period that the concession agreement is in force, equivalent to 2% of its prior-year SFTC revenue, according to the contract. Expenses are proportionally recognized during the corresponding 24 months.

m.	Financial expense, net

Represents interest, monetary and exchange variations arising from financial investments, debentures, loans and financing obtained and granted, as well as the results of derivative operations (hedge). Declared interest on shareholders’ equity is included in these accounts, however, for disclosure purposes, the amount declared in the year is reversed to debit on retained earnings in equity.

n.	Research and development costs

Beginning January 1, 2001, the Company capitalizes research and development costs and amortizes them over 5 years. Prior to 2001, the Company expensed research and development as incurred. Since 2005, there was no addition to the capitalized research and development costs. At December 31, 2007, 2006 and 2005, the Company had R$4,305, R$9,288 and R$17,783, respectively, in deferred research and development costs

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2006 and 2005
(Amounts expressed in thousands of Reais, unless otherwise indicated)

recorded as a component of property, plant and equipment in the consolidated balance sheets, net of accumulated amortization of  R$53,590, R$48,607 and R$40,112, respectively.

o.	Advertising expenses

Advertising expenses are charged to selling expenses as incurred. Advertising expenses were R$177,837, R$193,287 and R$188,750 in 2007, 2006 and 2005, respectively.

p.	Pension and other post-retirement benefit

The Company sponsors individual and multiemployer post-retirement and health assistance plans to its employees. Actuarial liabilities were calculated using the projected unit credit method, as provided for by CVM Deliberation No. 371/2000. Other considerations related to such plans are described in Note 29.

q.	Derivatives

Gains or losses on derivative transactions are recorded monthly in income based on contractual terms. Balances of derivative operations (foreign currency swaps) are described in Note 33.

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

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2006 and 2005
(Amounts expressed in thousands of Reais, unless otherwise indicated)

5.	Net operating revenue

	2007	2006	2005
Local services:
Monthly subscription charges	5,646,362	5,689,614	5,691,344
Activation fees	119,629	119,349	97,681
Measured service charges	2,808,251	3,242,825	3,247,830
Public telephones(i)	551,059	583,807	443,166
Total	9,125,301	9,635,595	9,480,021
Long-distance services:
Intraregional	2,005,827	2,090,177	2,042,046
Interregional	1,214,960	927,219	1,184,391
International	133,870	152,656	171,270
Total	3,354,657	3,170,052	3,397,707
Data transmission	2,995,718	2,020,445	1,313,020
Interconnection services	4,063,688	4,244,507	4,220,250
Network usage services(i)	405,278	534,825	753,801
Goods sold	19,196	10,249	8,199
Network access (i)	318,609	398,868	415,196
Other(i)	901,362	782,222	762,726
Total gross operating revenue	21,183,809	20,796,763	20,350,920
Value added and other indirect taxes	(5,575,502)	(5,530,866)	(5,371,979)
Discounts	(880,745)	(622,876)	(583,840)
Net operating revenue	14,727,562	14,643,021	14,395,101

(i)
For a better presentation of Operating Revenue to the market and regulatory agency ANATEL, the Company made reclassifications to the amounts as of December 2006. The main reclassifications were made to the items “public telephones”, “network usage services”, “network access” and “others”.

On July 17, 2007, through Notice No. 66028 and No. 66031, ANATEL approved the tariff adjustment for the Fixed Switched Telephone Service (STFC), according to the criteria established in the Local and National Long-Distance Concession Agreements, effective as of July 20, 2007. The increase was as follows: 2.21% for Basic Local Plan and Basic National Long-Distance Plan.

Also on July 17, 2007, through Notice No. 66029, ANATEL approved the tariff adjustment for the Fixed Switched Telephone Service (STFC) for calls made to the Personal Mobile Service (SMP), according to the criteria established in the Local and National Long-Distance Concession Agreements, effective as of July 20, 2007. The increase was as follows: 3.29% for Local VC-1 calls, National Long-Distance VC-2 and VC-3

On July 10, 2006 and July 14, 2006, through Notices No. 59.517 and No. 59.665, ANATEL approved the percentage of tariff adjustments for fixed-switch telephone service (STFC), based on criteria established in the local and domestic long-distance concession contracts, effective July 14, 2006 for the Local Basic Plan and July 20, 2006 for the Domestic Long Distance Basic Plan. The average decreases are as follows: (0.38%) for Local Basic Plan and (2.73%) for Long Distance National Basic Plan.

New rules for interconnection services were effective since January 1, 2007 and 2006, in accordance with the renewal of Local and Domestic Long-Distance Concession Contracts. The tariff for local network (TU-RL) is limited to 40% and 50% of the local minute value as of January 1, 2007 and 2006, respectively.

6.	Cost of goods and services

	2007	2006	2005
Depreciation and amortization	(2,341,500)	(2,351,376)	(2,396,179)
Network interconnection	(3,617,118)	(3,554,364)	(3,578,977)
Outsourced services	(1,240,328)	(1,171,748)	(1,198,734)
Personnel	(224,578)	(213,009)	(207,997)
Materials	(31,651)	(42,841)	(49,249)
Organizational restructuring program	(63,238)	(18,362)	-
Cost of products sold	(21,542)	(5,481)	(6,199)
Other	(482,805)	(423,329)	(279,388)
	(8,022,760)	(7,780,510)	(7,716,723)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2006 and 2005
(Amounts expressed in thousands of Reais, unless otherwise indicated)

7.	Operating expenses

a.	Selling expense:
	2007	2006	2005
Outsourced services	(1,154,183)	(1,055,174)	(1,016,120)
Allowance for doubtful accounts	(652,692)	(412,997)	(415,273)
Personnel	(341,006)	(296,182)	(246,910)
Organizational restructuring program	(9,123)	(3,653)	-
Materials	(89,362)	(92,269)	(71,851)
Depreciation and amortization	(19,209)	(14,628)	(7,862)
Other	(41,531)	(49,536)	(52,361)
	(2,307,106)	(1,924,439)	(1,810,377)

b.	General and administrative expense:
	2007	2006	2005
Outsourced services	(402,791)	(444,227)	(426,838)
Personnel	(167,731)	(171,856)	(153,904)
Organizational restructuring program	(81,577)	(54,388)	-
Depreciation and amortization	(273,675)	(275,550)	(271,095)
Rental and insurance	(15,761)	(13,465)	(6,393)
Materials and others	(58,872)	(23,137)	(5,690)
	(1,000,407)	(982,623)	(863,920)

8.	Other operating income (expense), net
	2007	2006	2005
Taxes other than income taxes	(274,090)	(251,760)	(220,464)
Technical and administrative services	47,057	50,371	40,643
Provision for contingencies, net (a)	114,570	194,627	(53,182)
Fines on telecommunication services	133,625	116,236	114,625
Recovered expenses	117,645	166,529	88,921
Amortization of goodwill	(73,472)	(34,482)	(41,355)
Allowance for reduction to market value of inventories	(5,700)	(4,569)	(7,518)
Other	61,003	38,255	(72,095)
Foreign exchange gain (losses)	(4,161)	1,034	(17,829)
Equity in subsidiaries	2,016	-	-
	118,493	276,241	(168,254)

(a)
In 2006, the Company made a reversal of the provision concerning the claim of COFINS and PIS tax basis with the inclusion of financial, securitization and monetary exchange income, amounting to R$274,277, of which R$16,654 was reversed in the financial results of 2006.

In 2007, the Company partially reversed the provision of INSS, which refers to “Plano Bresser”, “Verão” and “SAT” (see note 20.2a and 20.2.b) due to the statute barring period of five years instead of ten years in an amount of R$105,682, of which R$4,648 was reversed in the financial results of 2007.

9.	Financial expense, net

	2007	2006	2005
Financial income	136,273	179,525	180,277
Financial expense	(436,728)	(463,440)	(512,912)
Exchange/monetary variations	146,540	119,197	287,024
Derivative transactions	(153,017)	(166,337)	(414,721)
	(306,932)	(331,055)	(460,332)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2006 and 2005
(Amounts expressed in thousands of Reais, unless otherwise indicated)

10.	Nonoperating income, net

	2007	2006	2005
Gain (loss) on permanent assets disposals (a)	81,653	(5,787)	(6,569)
Other income, net	49,943	29,410	44,368
	131,596	23,623	37,799

(a) Gains on permanent asset disposals in 2007 mainly refers to sale of real property located in Barra Funda district for R$134,555, with residual value of R$46,044.

11.	Income Tax and Social Contribution

Brazilian income taxes include federal income tax and social contribution. For the three-year period ended December 31, 2007 the income tax rate was 25% and social contribution rate was 9%. The tax expense and taxes on temporary differences, tax loss, and social contribution loss carryforwards were calculated using the rate of 34%.

The Company accounts for income tax and social contribution monthly on the accrual basis and pays the taxes on an estimated basis, in accordance with the trial balance for suspension or reduction. The taxes calculated on income until the month of the financial statements are recorded in liabilities or assets, as applicable.

The composition of income tax expense is as follows:

Income tax expense	2007	2006	2005
Current:
Income tax	(673,412)	(833,461)	(711,275)
Social contribution	(254,460)	(302,766)	(258,452)

Deferred:
Tax loss carryforwards	(13,597)	(6,789)	(415)
Reserve for contingencies	2,347	(26,490)	49,858
Pension and other post-retirement benefits	6,937	10,220	77
Merged tax credit on goodwill amortization	(27,909)	(11,629)	-
Derivative transactions	33,375	8,137	95,428
Allowance for doubtful accounts	(49,007)	43,382	8,843
Additional indexation expense until 1990	4,878	2,657	3,299
Unrealized exchange rate variation gains	(61,669)	(2,024)	(60,463)
Other	55,031	10,656	1,753
Total	(49,614)	28,120	98,380

Total income tax and social contribution expense	(977,486)	(1,108,107)	(871,347)

The following is a reconciliation of the amounts calculated by applying the combined statutory tax rates to the reported income before taxes and the reported income tax expense:

	2007	2006	2005
Income before taxes as reported in the accompanying financial statements	3,340,446	3,924,258	3,413,294
Tax charged at the combined statutory rate (34%)	(1,135,751)	(1,334,247)	(1,160,521)
Permanent additions:
Nondeductible expenses	(59,397)	(37,302)	(19,756)
Loss from changes in equity in subsidiaries	(729)	352	(6,062)
Permanent exclusions:
Interest on shareholders’ equity	218,280	265,200	333,200
Incentives	31,421	7,494	6,564
Other	(31,310)	(9,604)	(24,772)
Income tax and social contribution as reported in the accompanying financial statements	(977,486)	(1,108,107)	(871,347)
Effective rate	29.3%	28.2%	25.5%

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2006 and 2005
(Amounts expressed in thousands of Reais, unless otherwise indicated)

In 2007, 2006 and 2005, the Company treated part or all of its dividends as interest on shareholders’ equity. As a result, under Brazilian tax law, it was entitled to treat this part of the dividend as tax deductible for income tax purposes.

The composition of deferred tax assets and liabilities is as follows:

Deferred tax assets	2007	2006
Tax loss carryforwards	7,945	21,542
Reserve for contingencies	302,377	300,030
Pension and other post-retirement benefits	32,445	25,508
Allowance for doubtful accounts	95,783	144,790
Merged tax credit – T.Empresas (See Note 2) (a)	100,504	128,413
Other temporary differences (b).	457,294	368,888
Total (Note 15)	996,348	989,171

Deferred tax liabilities:
Additional indexation expense until 1990	17,554	22,432
Unrealized exchange rate variation gains	124,156	62,487
Total	141,710	84,919

Considering the existence of taxable income in the last five fiscal years and the expected generation of future taxable profit discounted to present value based on a technical feasibility study, approved by the Board of Directors on December 10, 2007, as provided by CVM Instruction No. 371/2002, the Company estimates the realization of the deferred taxes as of December 31, 2007 as follows:

Year	Consolidated

2008	551,710
2009	127,933
2010	88,706
2011	65,681
Thereafter	162,318
Total	996,348

The recoverable amounts above are based on projections subject to changes in the future.

Wholly-owned subsidiary Telefonica Empresas S.A. posted tax losses in 2007 in the amount of R$124,753 (R$68,838 in 2006), on which deferred tax assets of R$42,416 in 2007 (R$23,405 in 2006) were not recorded.

(a)	Merged tax credit

As mentioned in Note 2, as a result of the merger of TDBH on July 28, 2006, the goodwill generated on the acquisition of investment Company Figueira Administração e Participações S.A in 2001 was merged into the Company. Figueira held telecommunications network operating assets of Banco Itaú S.A., in addition to investments in Galáxia Administrações e Participações S.A., a company having authorization for SCM (Multimedia Communication Service).

The book entries maintained for Company’s corporate and tax purposes were made in specific goodwill and provision accounts (merged) and the corresponding amortization, reversal of provision and tax credit realization are as follows:

	Parent Company	Parent Company
Balance Sheet	2007	2006
Goodwill, net of amortization	295,600	377,686
Reserve, net of reversals	(195,096)	(249,273)
Tax benefit, net	100,504	128,413

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2006 and 2005
(Amounts expressed in thousands of Reais, unless otherwise indicated)

	Parent Company	Parent Company
Income Statement	2007	2006
Goodwill amortization	(82,086)	(34,203)
Reversal of reserve	54,177	22,574
Tax benefit	27,909	11,629
Effect on net income	-	-

For purposes of calculation of the tax credit arising from the merger, the tax rates applied were 25% for income tax and 9% for social contribution.

As shown above, goodwill amortization, net of provision reversal and related tax credit, did not generate any effects on net income for the period ended December 31, 2007 and 2006.

For presentation purposes, the net amount of R$100,504 (R$72,456 in noncurrent assets and R$28,048 in current assets), which essentially represents the merged tax credit, was reclassified in the balance sheet to deferred and recoverable taxes, in noncurrent assets. Goodwill amortization and provision reversal are recognized in the accounting records as operating income and expenses and the corresponding tax credit is recognized in the financial statements as provision for income and social contribution taxes.

(b)        Other temporary differences

Income tax credit	2007	2006
Profit Sharing	22,566	22,048
Accrued losses	13,127	13,127
Other provisions	149,740	116,072
Derivative transactions	100,691	76,151
Allowance for reduction to market value	22,017	24,982
FUST	26,602	16,668
Dismantling provision	1,503	2,192
Goodwill	-	1
Total	336,246	271,241

Social Contribution credit	2007	2006
Profit Sharing	8,124	7,937
Accrued losses	4,726	4,726
Other provisions	53,905	41,787
Derivative transactions	36,249	27,414
Allowance for reduction to market value	7,926	8,993
Goodwill	-	-
FUST	9,577	6,001
Dismantling provision	541	789
Total	121,048	97,647

Total other temporary differences	457,294	368,888

(c)        Composition of tax liabilities:

	2007	2006
Social contribution payable	694	16,188
Federal income tax payable	2,587	63,692
Deferred tax liabilities	141,710	84,919
Total	144,991	164,799
Current	129,818	144,747
Noncurrent	15,173	20,052

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2006 and 2005
(Amounts expressed in thousands of Reais, unless otherwise indicated)

Income tax and social contribution payable are presented net of advances paid during the year.
12.	Supplemental cash flow information

	2007	2006	2005
Income tax and social contribution paid	1,075,643	1,049,944	1,072,243
Interest paid	181,115	245,144	322,622
Details of acquisition of Navytree:
Current assets, excluding cash acquired	31,906	-	-
Permanent assets	201,858	-	-
Current liabilities	(180,023)	-	-
Noncurrent liabilities	(2,739)	-	-

Net assets on date of acquisition, net of cash acquired	51,002	-	-
Investment on Navytree	(53,544)	-	-

Cash acquired	2,542	-	-

Net assets on date of acquisition, net of cash acquired	51,002	-	-
Goodwill recorded at acquisition date	860,203	-	-
Advance for future acquisition share	(200,000)	-	-
Liabilities assumed	(293,790)	-	-

Net cash paid for acquisition of Navytree	417,415	-	-

Noncash transactions:
Donations and subsidies for investments	968	475	593
13.	Cash and cash equivalents

	2007	2006
Bank accounts	584,627	39,871
Short-term investments	348,648	173,165
	933,275	213,036

All cash and cash equivalents are denominated in Brazilian Reais. Short-term investments are indexed under CDI (Certificate for Interbank Deposits) rate variation, are readily liquid and are maintained with first line financial institutions.

14.	Trade accounts receivable, net

	2007	2006
Billed amounts	2,212,396	2,365,599
Accrued unbilled amounts	1,353,244	1,473,326
Gross accounts receivable	3,565,640	3,838,925
Allowance for doubtful accounts	(733,590)	(560,878)
Total	2,832,050	3,278,047

	2007	2006
Current	2,115,867	2,396,028
Past-due – 1 to 30 days	500,048	515,428
Past-due – 31 to 60 days	146,483	172,344
Past-due – 61 to 90 days	70,224	101,760
Past-due – 91 to 120 days	67,199	80,065
Past-due – more than 120 days	665,819	573,300
	3,565,640	3,838,925

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2006 and 2005
(Amounts expressed in thousands of Reais, unless otherwise indicated)

Changes in the allowance for doubtful accounts were as follows:

	2007	2006	2005
Beginning balance	560,878	574,453	568,137
Provision charged to selling expense (Note 7a)	652,692	412,997	415,273
Write-offs	(479,980)	(426,572)	(408,957)
Ending balance	733,590	560,878	574,453

15.	Deferred and recoverable taxes

	2007	2006
Withholding tax	47,657	88,645
Recoverable income tax and social contribution	150,991	14,716
Deferred income tax assets (Note 11)	996,348	989,171
State VAT (ICMS) (a)	449,759	367,696
Other	12,598	14,435
	1,657,353	1,474,663
Current	1,117,982	911,624
Noncurrent	539,371	563,039

(a)	State VAT (ICMS)

Refers to credits on the acquisition of property, plant and equipment items which are available to offset State VAT (ICMS) taxes payable generated from service revenues. The utilization of these credits, however, is generally limited to 1/48 of the credit amount per month.

16.	Other assets
	2007	2006
Maintenance inventories:
Consumable supplies	115,217	94,883
Resale items	87,786	73,285
Scrap	222	351
Public telephone prepaid cards	13,447	13,063
Allowance for reduction to market value and obsolescence (a)	(91,668)	(99,927)
Subtotal	125,004	81,655
Receivables from related parties (c)	100,731	71,054
Prepayments	81,710	75,647
Recoverable advances	28,165	54,900
Receivables from Barramar S.A (b)	60,116	65,579
Escrow Deposits (d):
Civil	161,287	115,361
Taxes	246,863	205,861
Labor	76,068	61,972
Judicial Blockade	50,696	19,294
Subtotal	534,914	402,488
Other	74,853	29,352
	1,005,493	780,675
Current	318,955	257,050
Noncurrent	686,538	523,625

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2006 and 2005
(Amounts expressed in thousands of Reais, unless otherwise indicated)

a)	The allowance for reduction to market value and obsolescence of resale items and consumable supplies was based on a combination of factors that affected the telecommunications sector during the years.
b)	Refers to receivables from Barramar S.A. recorded by the Company net of allowance for losses.
c)	Refers to current and non current amounts.
d)	The amounts presented above refer to escrow deposits for those cases in which an unfavorable outcome is considered possible or remote.

17.	Investments
	2007	2006
Investments in associates:
GTR Participações e Empreendimentos S.A	2,047	-
Lemontree Participações S.A.	6,130	-
Comercial Cabo TV São Paulo S.A.	13,345	-
TVA Sul Paraná	6,529	-

Investments carried at cost:
Portugal Telecom	126,509	130,658
Portugal Multimédia	8,759	-
Other companies	26,781	26,781
Allowance for losses	(15,903)	(15,903)

Other investments	3,360	3,360

Goodwill on acquisition of Santo Genovese Participações Ltda., net of amortization	83,875	95,856
Goodwill on merger of Katalyx Cataloguing do Brasil Ltda	945	945
Goodwill on acquisition of Navytree Participações S.A., net of amortization	852,887	-
	1,115,264	241,697

Breakdown of goodwill (negative goodwill) on investment acquisition is as follows:

Company	2007			2006
	Goodwill (negative goodwill)	Accumulated amortization	Net	Goodwill (negative goodwill)	Accumulated amortization	Net

Companhia AIX de Participações (a)	(17,470)	8,735	(8,735)	(17,470)	-	(17,470)
TS Tecnologia da Informação Ltda (b)	945	-	945	945	-	945
Santo Genovese Participações Ltda (c)	119,820	(35,945)	83,875	119,820	(23,964)	95,856
Navytree Participações S.A.	860,203	(7,316)	852,887	-	-	-

Total	963,498	(34,526)	928,972	103,295	(23,964)	79,331

(a)
The negative goodwill of R$17,470, on the acquisition of shares of Companhia AIX de Participações recorded by the Company was allocated to “Deferred income” in the consolidated balance sheet in accordance with CVM Instruction nº. 247/96. Amortization will be made until 2009, based on projected future results.

(b)	TS Tecnologia da Informação Ltda, formely Katalyx Cataloguing do Brasil Ltda.

(c)
On December 24, 2004 the Company acquired control of Santo Genovese Participações Ltda. The acquisition cost was R$113,440. The Company paid R$92,668 in December 2004 and the remaining balance during 2005. Goodwill is being amortized over 10 years, and is based on future profitability studies.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2006 and 2005
(Amounts expressed in thousands of Reais, unless otherwise indicated)

Acquisition of Navytree Participações S.A.

Goodwill on the acquisition of Navytree Participações S.A. (see Note 2), is based on a future profitability study, and is calculated as follows:

Final business acquisition cost (a)	909,065
Other acquisition costs incurred	4,682
Total acquisition cost	913,747

Equity at 09/30/2007	53,544

Goodwill	860,203

(a) Part of the business acquisition value was recorded in 2006 as on advance for a future share in the amount of R$200,000.

The main financial information of the subsidiaries, as of December 31, 2007 and 2006 is as follows:

	2007
	Aliança Atlântica	A. Telecom	Companhia AIX	Companhia ACT	Telefonica Empresas	Navytree

Paid-up capital	104,343	414,969	460,929	1	210,025	82,544
Capital reserve	-	209	-	-	1,137	-
Retained earnings (accumulated deficit)	10,125	16,838	(348,815)	45	(198,211)	(5,489)
Shareholders’ equity	114,468	432,016	112,114	46	12,951	77,055

Shares (thousands)
Number of subscribed and paid-up shares	88	673,820	298,562	1	215,640	84,544
Number of common shares owned	44	673,820	149,281	0,5	215,640	84,544
Ownership percentage	50%	100%	50%	50%	100%	100%

	2006
	Aliança Atlântica	A. Telecom	Companhia AIX	Companhia ACT	Telefonica Empresas

Paid-up capital	112,809	270,969	460,929	1	210,025
Capital reserve	-	-	-	-	1,137
Retained earnings (accumulated deficit)	5,983	(51,512)	(333,537)	50	(145,453)
Shareholders’ equity	118,792	219,457	127,392	51	65,709

Shares (thousands)
Number of subscribed and paid-up shares	88	407,154	298,562	1	215,640
Number of common shares owned	44	407,154	149,281	0,5	215,640
Ownership percentage	50%	100%	50%	50%	100%

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2006 and 2005
(Amounts expressed in thousands of Reais, unless otherwise indicated)

Investments in affiliated companies posted by the equity method result from consolidation of Navytree. The main information of these affiliates is as follows:

			Quantity of shares (thousand)
			Total shares			Company shares			% ownership interest
Affiliates	Net income (loss)	Net equity	ON	PN	Total	ON	PN	Total	Total	Voting shares

GTR Participações e Empreendimentos S.A	279	3,071	878	1,757	2,635	-	1,757	1,757	66.7%	0.0%
Lemontree Participações S.A.	388	9,194	124,839	249,682	374,521	-	249,682	249,682	66.7%	0.0%
Comercial Cabo TV São Paulo S.A.	(2,304)	22,261	12,282	12,282	24,564	2,444	12,282	14,726	59.9%	19.9%
TVA Sul Paraná S.A.	391	8,763	13,656	13,656	27,312	6,691	13,656	20,347	74.5%	49.9%

The Company’s equity in subsidiaries is as follows:

	Consolidated
	2007	2006

Aliança Atlântica (a)	(4,161)	1,034
A. Telecom S.A.	-	-
Companhia AIX de Participações	-	-
Companhia ACT de Participações	-	-
Telefonica Empresas S.A.	-	-
Santo Genovese Participações Ltda	-	-
Navytree Participações S. A.	-	-
GTR Participações e Empreendimenos S..A.	78	-
Lemontree Participações S.A	495	-
Comercial Cabo TV São Paulo S.A	1,152	-
TVA Sul Paraná S.A	291	-
	(2,145)	1,034

(a) Refers to equity pick-up on shareholder equity’s monetary exchange variation.

18.	Property, plant and equipment, net

a.	Composition:
		2007
	Annual Depreciation Rates %	Cost	Accumulated Depreciation	Net Book Value
Construction-in progress	-	365,317	-	365,317
Automatic switching equipment	12.50 to 20.00	17,107,363	(14,528,512)	2,578,851
Transmission and other equipment	10.00	12,504,306	(9,663,902)	2,840,404
Transmission equipment – modems	20.00	1,220,913	(821,188)	399,725
Underground and marine cables, poles and towers	5.00 to 6.67	425,715	(248,932)	176,783
Subscriber, public and booth equipment	12.50	2,157,948	(1,595,043)	562,905
Electronic data processing equipment	20.00	676,672	(526,218)	150,454
Land	-	228,455	-	228,455
Buildings and underground ducts	4.00	6,531,107	(3,793,267)	2,737,840
Materials and television equipments	8.00 to 20.00	412,402	(242,198)	170,204
Other assets	4.00 to 20.00	193,770	(118,295)	75,475
Allowance for losses		(5,706)	-	(5,706)
		41,818,262	(31,537,555)	10,280,707

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2006 and 2005
(Amounts expressed in thousands of Reais, unless otherwise indicated)

		2006
	Annual Depreciation Rates %	Cost	Accumulated Depreciation	Net Book Value
Construction-in progress	-	362,253	-	362,253
Automatic switching equipment	12.50 to 20.00	16,574,992	(13,589,154)	2,985,838
Transmission and other equipment	10.00	12,174,146	(9,154,475)	3,019,671
Transmission equipment – modems	20.00	709,915	(533,127)	176,788
Underground and marine cables, poles and towers	5.00 to 6.67	416,911	(232,427)	184,484
Subscriber, public and booth equipment	12.50	2,107,014	(1,399,038)	707,976
Electronic data processing equipment	20.00	575,836	(468,959)	106,877
Land	-	254,005	-	254,005
Buildings and underground ducts	4.00	6,513,350	(3,607,751)	2,905,599
Other assets	4.00 to 20.00	145,230	(100,158)	45,072
		39,833,652	(29,085,089)	10,748,563

b.	Rentals

The Company rents equipment, building and facilities through agreements that expire at different dates. The monthly rental payments are of an equal amount for the period of the contract, annually restated. Total annual rent expense under these agreements was as follows:

	2007	2006	2005
Rent expense	357,635	259,017	223,088

Rental commitments related primarily to facilities where the future minimum rental payments under leases with remaining noncancellable terms in excess of one year are:

Year ended December 31,
2008	9,679
2009	8,070
2010	792
Total minimum payments	18,541

c.	Guarantees

The Company has property items pledged as guarantee in connection with certain legal proceedings as of December 31, 2007. The aggregate amount of claims involved is R$128,654 (R$216,659 in 2006).

19.	Intangible assets

		2007
	Annual Depreciation Rates %	Cost	Accumulated Depreciation	Net Book Value
Patents and trademarks	10.00	1,536	(1,511)	25
Software	20.00	2,237,523	(1,421,405)	816,118
Others	20.00	169,449	(123,975)	45,474
		2,408,508	(1,546,891)	861,617

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2006 and 2005
(Amounts expressed in thousands of Reais, unless otherwise indicated)

		2006
	Annual Depreciation Rates %	Cost	Accumulated Depreciation	Net Book Value
Patents and trademarks	10.00	1,517	(1,511)	6
Software	20.00	1,928,952	(1,084,052)	844,900
Others	20.00	166,334	(108,327)	58,007
		2,096,803	(1,193,890)	902,913

20.	Deferred charges

Deferred charges as of December 31, 2007 and 2006 are as follows:

	2007	2006
Pre-operating expenses (a)
Cost	139,251	65,279
Accumulated amortization	(135,610)	(56,973)
	3,641	8,306
Goodwill on the acquisition of the IP network (b)
Cost	72,561	72,561
Accumulated amortization	(36,280)	(29,024)
	36,281	43,537
Goodwill on Spanish and Figueira (TDBH’s merged) (c)
Cost	301,276	301,276
Accumulated amortization	(107,142)	(52,965)
	194,134	248,311
Other
Cost	12,059	12,059
Accumulated amortization	(7,240)	(5,927)
	4,819	6,132
Total	238,875	306,286

(a)
Pre-operating expenses refer to costs incurred during the pre-operating stage for long-distance services, for which amortization began in May 2002 and is recorded over a period of 60 months. Pre-operating expenses in subsidiaries are being amortized over 120 months.

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

(c)
The goodwill resulting from the takeover of Telefônica Data Brasil Holding S.A. (TDBH) refers to the corporate restructuring that took place in July 2001, with the spin-off of Figueira. According to the Company business plans, such goodwill is recoverable in future operations, within a maximum period of 60 (sixty) months from the takeover date.

21.	Payroll and related accruals

	2007	2006
Wages and salaries	22,929	22,493
Accrued social security charges	89,127	89,053
Accrued benefits	7,704	18,929
Employee profit sharing	70,590	71,758
Organizational Restructuring Program(a)	74,491	-
	264,841	202,233

(a) Refers to the Company’s organizational restructuring program, which is being analyzed by the Telecommunication Workers Labor Union in the State of São Paulo – Sintetel, which is scheduled to be implemented in the first 2008 quarter.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2006 and 2005
(Amounts expressed in thousands of Reais, unless otherwise indicated)

22.	Accounts payable and accrued expenses

	2007	2006
Amounts payable to suppliers
In local currency	1,845,126	1,644,074
In foreign currency	1,106	1,696
Current	1,846,232	1,645,770

23.	Taxes other than income taxes

	2007	2006
Value-added taxes	667,961	717,406
Other indirect taxes on operating revenues	76,838	73,293
Legal obligations (a)	23,310	25,901
Others (b)	33,761	20,969
	801,870	837,569
Current	778,442	811,668
Long-term	23,428	25,901

 (a) Legal obligations account records tax liabilities, net of escrow deposits, which are being questioned in court, as prescribed by CVM Resolution Nº 489/2005.

 (b) The item “Others” includes R$113,275 of FUST payable as of December 31, 2007 (R$66,203 as of December 31, 2006), net of escrow deposits of R$97,567 (R$53,099 as of December 31, 2006).

24.	Dividends and interest on shareholders’ equity payable

	2007	2006
Payable by Telesp to:
Controlling shareholders	157,985	89,849
Minority shareholders	488,074	563,373
Proposed dividends (a)	350,938	-
	996,997	653,222

(a)  The balance refers to remaining net income for 2007, after income allocation provided by law Nº 6404/76.

Most of the interest on shareholders’ equity and total dividends payable to minority shareholders refer to available amounts declared, but not claimed yet.

25.	Loans and financing

	Currency	Annual Interest rate %	Maturity	2007

Loans and financing BNDES	URTJLP	TJLP + 3.73	2009 to 2015	800,313
Mediocrédito	US$	1.75	2008	5,328
Mediocrédito	US$	1.75	2009 to 2014	29,302
Other loans in foreign currency	US$/JPY/EUR	Various (c)	2008	704,832
Other loans in foreign currency	US$/JPY/EUR	Various (c)	2009	170,882
Loans in local currency – Finame	URTJLP	TJLP+8.00	2008	2,400
Loans in local currency – Compror	R$	CDI+1.00	2008	23,245
Working capital loan	R$	CDI+2.00 to 2.50	2008	16,553
Working capital loan	R$	CDI+2.00 to 2.50	2009	2,000
Accrued interest (a)	US$/JPY/EUR	-	2008	41,426
Accrued interest (b)	US$/JPY/EUR	-	2009	531
				1,796,812
Current				793,783
Long-term				1,003,029

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2006 and 2005
(Amounts expressed in thousands of Reais, unless otherwise indicated)

(a)	Refers to interest on loans in local currency (R$9,030) and loans in foreign currency (R$32,395).
(b)	Refers to interest on loans denominated in foreign currency.
(c)	Line item represents aggregate of other loans in foreign currency, each with its own respective interest rate. See Note 25a below for detail on respective interest rates.

	Currency	Annual Interest rate %	Maturity	2006

Mediocrédito	US$	1.75	2007	6,431
Mediocrédito	US$	1.75	2008 to 2014	41,798
Other loans in foreign currency	US$/JPY	Various (c)	2007	303,969
Other loans in foreign currency	US$	Various (c)	2008 to 2009	445,680
Loan in local currency	R$	130 of CDI	2007	737
Accrued interest (a)	R$/US$/ JPY/R$	-	2007	2,890
Accrued interest (b)	US$	-	2008 to 2009	22,139
				823,644
Current				314,026
Long-term				509,618

(a)	Refers to interest on loan in local currency (R$304) and loans in foreign currency (R$2,586).
(b)	Refers to interest on loans denominated in foreign currency.
(c)	Line item represents aggregate of other loans in foreign currency, each with its own respective interest rate. See Note 25a below for detail on respective interest rates.

CDI – Certificate for Interbank Deposits. CDI is an index based upon the average rate per cost of loans negotiated among the banks within Brazil. At December 31, 2007, CDI’s rate was 11.12%.

a.	Other loans in foreign currency

The composition of other loans in foreign currency is as follows:

	Currency	Annual interest rate -%	2007

Resolution No. 2,770	JPY	0.50 to 8.00	478,936
Resolution No. 2,770	US$	1.00 to 4.80	260,275
Resolution No. 2,770	EUR	5.15	10,569
“Untied Loan” – JBIC	JPY	LIBOR + 1.25	158,612
			908,392

	Currency	Annual interest rate -%	2006

Resolution No. 2,770	JPY	0.28 a 5.78	215,118
Resolution No. 2,770	US$	4.80	289,701
“Untied Loan” – JBIC	JPY	LIBOR + 1.25	269,209
			774,028

b.	Guarantees

Loans related to Mediocrédito are guaranteed by Federal Government.

c.	Debt acceleration risk

The Company’s JBIC – Japan Bank for International Cooperation and BNDES loan agreements contain standard restrictive clauses (covenants) relating to maintenance of financial ratios. At December 31, 2007, the Company complied with the covenants.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2006 and 2005
(Amounts expressed in thousands of Reais, unless otherwise indicated)

d.	Repayment schedule

Long-term debt as of December 31, 2007 is scheduled to be repaid as follows:

Maturity	Total
2009	178,741
2010	98,698
2011	165,390
2012	165,390
2013	165,390
Thereafter	229,420
1,003,029

26.	Debentures
	Currency	Annual Interest rate %	Maturity	2007

Debentures	R$	CDI + 0.35	2010	1,500,000
Accrued interest	R$	-	2010	12,357
				1,512,357
Current				12,357
Long-Term				1,500,000

	Currency	Annual Interest rate %	Maturity	2006

Debentures	R$	103.5 of CDI	2007	1,500,000
Accrued interest	R$	-	2007	14,514
				1,514,514
Current				1,514,514

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

Pursuant to the Program, the Company issued Debentures maturing on September 1, 2010 in an aggregate principal amount of R$1.5 billion in minimum denominations of R$10.00. Debenture conditions were renegotiated on September 1, 2007, the ending date of the first remuneration period in force and the beginning of the second remuneration period. The Debentures bear interest commencing on the date of issue with quarterly payments and are indexed by reference to the variation in average Interbank Deposit Rates (DI Rates), plus an annual spread of 0.35%.

27.	Other liabilities
	2007	2006
Consignments on behalf of third parties
Collateral for deposits	924	1,858
Co-billing and others	70,615	96,025
Retentions	89,723	70,684
Other consignments	779	1,225
Total	162,041	169,792

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2006 and 2005
(Amounts expressed in thousands of Reais, unless otherwise indicated)

Liabilities with related parties (Note 33)	44,920	25,494
Selling of fraction shares after reverse split of shares (b)	114,315	115,585
Advances from customers	65,080	55,388
Amounts to be refunded to subscribers	49,817	61,667
Concession renewal fee (a)	-	121,684
Accounts Payable for the Navytree Participações S.A. aquisition(c)	23,790	-
Anticipated Invoicing	6,595	-
Other	86,110	58,215
	552,668	607,825
Current	479,557	558,414
Long-term	73,111	49,411

(a)	Refers to the concession renewal fee paid in April 2007.

(b)	Amounts resulting from the auction of share fractions after the reverse spin-off process in 2005, and TDBH acquisition process in 2006.

(c)
The remaining balance to be paid to the Grupo Abril for the Navytree acquisition on December 31, 2007 amounted to R$293,790, of which R$270,000 is retained in financial application in the name of the Company. The balance mentioned above is presented net.

28.	Reserve for contingencies

	Amounts involved
	2007				2006
	Labor	Tax	Civil	Total	Total

Beginning balance	415,026	285,183	125,692	825,901	643,567

Additions	43,270	49,953	28,631	121,854	143,425
Payments/Reversal	(77,669)	(122,419)	(41,586)	(241,674)	(104,680)
Monetary Variation	75,561	19,435	11,157	106,153	140,221
Spin-off TEmpresas	-	-	-	-	3,368

Ending balance	456,188	232,152	123,894	812,234	825,901

Escrow Deposits	(114,579)	(51,484)	(4,894)	(170,957)	(148,522)

Net	341,609	180,668	119,000	641,277	677,379

Current	51,065	51,170	13,649	115,884	100,661
Noncurrent	290,544	129,498	105,351	525,393	576,718

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

Nature	2007	2006

Labor	456,188	415,026
Tax	232,152	285,183

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2006 and 2005
(Amounts expressed in thousands of Reais, unless otherwise indicated)

Civil	123,894	125,692
Total	812,234	825,901
Current	115,884	100,661
Long term	696,350	725,240

Labor contingencies

The Company has various labor contingencies in the amount of R$2,911,405 as of December 31, 2007, of which R$456,188 was reserved to cover probable losses.

These contingencies involve several lawsuits, mainly related to wage differences, wage equivalence, overtime, employment relationship with employees of outsourced companies and job hazard premium, among others.

The Company made escrow deposits in the amount of R$114,579 for the reserves mentioned above.

Tax contingencies

The Company, based on the assessment of the Company’s legal counsel and management, has various tax contingencies in the amount of R$5,355,328 at as December 31, 2007, of which R$232,152 was reserved to cover probable losses.

The principal tax contingencies for which the risks are considered remote, possible and probable by management and in conjunction with its legal counsel are as follows:

•      Claims by the National Institute of Social Security (INSS), referring to:

a.
Several legal proceedings for the collection of Seguro de Acidente de Trabalho (Workers Accident Insurance Compensation, or SAT) from January 1986 to June 1997 and joint liability for social security contributions alleged not to have been paid by its subcontractors of approximately R$319,305. Due to Higher Court rulings and a favorable ruling handed down on a significant case recognizing a statute barring period of five years instead of ten years. Company management decided to reverse the amount provisioned of R$9,314 and maintain provision of R$95,120, which is the portion considered to involve probable loss, having made an escrow deposit in the amount of R$593. The proceeding is in the 2nd lower court.

b.
Discussion relating to certain amounts paid under the Company’s collective labor agreements, as a result of inflationary adjustments arising out of Planos Bresser and Verão, in the aggregate amount of R$141,141. Management decided to reverse the amount initially provisioned of R$96,567 and maintain the provision of R$2,739 referring to the portion considered to involve a probable loss. The proceeding is in the 1st lower court.

c.
Notification demanding social security contributions, SAT and amounts for third parties (National Institute for Agrarian Reform and Colonization (INCRA) and Brazilian Mini and Small Business Support Agency (SEBRAE)) for the payment of various salary amounts for the period from January 1999 to December 2000, in the amount of approximately of R$60,215. These lawsuits are in the 1st lower court and at the last administrative level, respectively. No provision was made for the balance, for which the likelihood of loss is deemed possible.

d.
Notification demanding social security contributions for joint liability in 1993, in the amount of approximately R$196,564, for which the risk is considered possible. No provision was made for this lawsuit. This process is at the 2nd administrative level.

e.
Legal proceedings imposed fines amounting to R$161,982 for distribution of dividends when the Company was allegedly in debt to INSS. No provision was made for the balance, for which the likelihood of loss is deemed possible. This matter is at the 2nd administrative level.

•      Claims by the Finance Office of the State of São Paulo, referring to:

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2006 and 2005
(Amounts expressed in thousands of Reais, unless otherwise indicated)

f.
Assessments on October 31 and December 13, 2001, related to ICMS (State VAT) allegedly due on international long-distance calls amounting to approximately R$28,979 for the period from November to December 1996, R$214,259 from January 1997 to March 1998 and to R$195,180 for the period from April 1998 to December 1999. The proceedings have been closed at the administrative level and have started being discussed at the lower court. Considering the risk level possible, no provision was made.

g.
Assessment on July 2, 2001 demanding the difference in ICMS paid without late-payment penalty, amounting to R$6,502, considered as a possible risk of loss. The claim is in the 2nd lower court level. Considering the risk level, no provision was made.

h.
Infraction notice related to the use of credits in the period from January to April 2002, in the amount of R$32,715, for which the risk of loss is considered possible. The claim is at the 2nd administrative level. Considering the risk level, no provision was made.

i.
Infraction notice related to the non-reversal of ICMS credits in proportion to sales and exempt and non-taxed services in the period from January 1999 to June 2000 and from July 2000 to December 2003, in addition to an ICMS credit unduly used in March 1999. The total amount involved is R$119,888. The risk of loss is considered possible by legal counsel. The claims are at the 2nd and 1st administrative level, respectively. Considering the risk level, no provision was made.

j.
Infraction notices related to nonpayment of ICMS, in the period from January 2001 to December 2005, on amounts received for equipment lease (modem), totaling R$145,589. Related risk of loss is assessed as possible by legal counsel. The claim is at the 2nd administrative level. Considering the risk level, no provision was made.

k.
Infraction notices related to nonpayment of ICMS in the period from August 2004 to December 2005, for non-inclusion of revenues from rendering of several supplemental services and value added, in the amount of R$261,691, upon determination of the tax basis. Related risk of loss is assessed as possible by legal counsel. The claim is at the 2nd administrative level. Considering the risk level, no provision was made.

l.
Infraction notice drawn up by the São Paulo State Finance Office on June 14, 2007, referring to co-billing operations from May to December 2004, due to: (i) nonpresentation of the totality of the files provided for in Administrative Ruling CAT No. 49/03; (ii) untimely compliance with notices referring to filing of electronic files; (iii) lack of or irregular recording on the Shipment records; and (iv) unpaid tax concerning a portion of the communication services rendered. The amount involved in is R$7,446, already considering payment of the notice item one in terms of Law No. 6374/89 and of Decree No. 51960/07 (PPI), related to non-payment of taxes. The likelihood of loss is assessed as possible. Part of the infractions results from unfiled information by other operating companies. The claim is at the 1st level. Considering the risk involved, the Company did not record a provision.

•      Litigation at the Federal and Municipal levels:

m.
FINSOCIAL, currently COFINS, was a tax levied on gross operating revenues, originally established at a rate of 0.5% and gradually and subsequently raised to 2.0%. Such rate increases were judicially challenged with success by several companies, which led to the creation of taxable credits, caused by higher payments, which were offset by CTBC (company merged into the Company in November 1999) against current payments of related taxes, the COFINS. Claiming that those offsets made by CTBC were improper, the Federal Government made an assessment in the amount of R$19,222, considered as a probable loss. The claim is at the 2nd court level. Considering the risk level, the Company made a provision in this amount.

n.
The City of São Paulo assessed the Company, alleging differences in the payment of the municipal tax on services (ISS), by the imputation of fines of 20% not paid by the Company, in the amount of R$25,398. The Company did not reserve for this contingency, since the lawyers responsible for this case believe that the risk of loss is possible. The claim is at the 2nd court level.

o.	On December 15, 2005, ANATEL edited Abridgment nº 01 (subsequently changed to Abridgment nº 07), where it confirmed its opinion not to exclude interconnection expenses from FUST basis,

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2006 and 2005
(Amounts expressed in thousands of Reais, unless otherwise indicated)

modifying its previous position. The Abridgment has retroactive application, since January, 2001. Thus, through ABRAFIX – Brazilian Fixed Telecommunication Companies Association, on January 9, 2006, the Company petitioned a Security Mandate in order to assure the possibility of excluding interconnection expenses from FUST basis. The lawsuit is at the 1st court level and it is considered as possible for legal counsels. The amount involved is R$131,047 and no provision was made modifying its previous position. The Abridgment has retroactive application, since January, 2001. Thus, through ABRAFIX – Brazilian Fixed Telecommunication Companies Association, on January 9, 2006, the Company petitioned a Security Mandate in order to assure the possibility of excluding interconnection expenses from FUST basis. The lawsuit is at the 1st court level and it is considered as possible for legal counsels. The amount involved is R$131,047 and no provision was made.

There are other contingencies that have also been accrued, for which the involved amount is R$115,071; the risk is considered probable by management, for which the Company has made escrow amounting of R$50,891.

Civil contingencies

The Company has various civil contingencies in the amount of R$1,997,521 at December 31, 2007, of which R$123,894 was reserved to cover probable losses.

These contingencies are related to different proceedings, including: telephone line with no recognized ownership, material and personal damages indemnity, and others, in which the aggregate amount in controversy is R$368,519. The Company is also involved in public class action lawsuits related to the Community Telephone Plan (PCT), claiming the possible right for indemnity for purchasers of the expansion plans who did not receive shares for their financial investment, in the municipalities of Santo André, Diadema, São Caetano do Sul, São Bernardo do Campo, Ribeirão Pires and Mauá, involving a total amount of approximately R$302,942. The risks of loss involved in considered possible by legal counsel. The claim is in the 2nd court.

Moreover, there is a claim by ASTEL – Sistel Participants Association in São Paulo State, against the Company, Sistel Foundation and others, relating to PAMA - Pension Benefit and Health Care for retirees, about the following issues: (i) prohibition of charging contributions from the retirees who joined PAMA; (ii) reinstatement of retirees whose subscriptions were suspended due to default; (iii) revaluation of PAMA’s economics needs ; (iv) reapplication of incidence basis of contributions on total and gross amount of payroll of all Company’s employees; (v) inclusion of all hospitals, doctors, clinics and laboratories which were excluded by Sistel and (vi) equity accounting distribution review. The Company’s management, based on its legal counsel opinion, considers this proceeding as possible risk of loss, with an estimated amount of R$232,825. According to the risk, no provision was recorded.

On June 9, 2000, WCR do Brasil Serviços Ltda. proposed enforcement proceedings following ordinary procedural steps against the Company, claiming the collection of the alleged difference between the amounts calculated by Telesp regarding the use of the “0900 Service” and the amounts transferred to that company. The duly updated proceeding amount is R$68,295. On October 1, 2004 the decision handed down by the 13th Civil Court of the central jurisdiction of São Paulo was published, by which the proceeding was deemed valid. On December 14, 2004, an appeal against the decision was filed, which was distributed to the 26th Panel of Judges of São Paulo. On May 26, 2006, the appeal against the decision was judged partially valid, and the content was maintained. Since the risk of loss was considered as probable, provision was made. The claim is in the 2nd court level.

29.	Pension and other post-retirement benefits plans

Telesp individually sponsors a defined retirement benefit plan (PBS Telesp Plan), which covers approximately 0.78% of the Company’s employees. In addition to the supplemental pension benefit, a multiemployer plan (PBS-A) and health care (PAMA) is provided to retired employees and their dependents, at shared costs. Contributions to PBS Telesp Plan are determined based on actuarial valuations prepared by independent actuaries, in accordance with the rules in force in Brazil. The method used to determine costing is the capitalization method and the contribution by the sponsoring entity is 10.52% of payroll of employees covered by the plan, of which 9.02% is allocated to the cost of the PBS Telesp Plan and 1.5% to the cost of the PAMA Plan.

For other Telesp employees, there is an individual defined contribution plan - Visão Telesp Benefit Plan. The Visão Telesp Plan is funded by contributions made by the participants (employees) and by the sponsor which are credited to participants’ individual accounts. Telesp is responsible for bearing all plan administrative

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2006 and 2005
(Amounts expressed in thousands of Reais, unless otherwise indicated)

and maintenance expenses, including participant’s death and disability risks. The Company’s contributions to the Visão Telesp Plan are equal to those of the employees, varying from 2% to 9% of the contributed salary, based on the percentage chosen by the participant.

Additionally, the Company supplements the retirement benefits of certain employees of the former CTB - Companhia Telefônica Brasileira.

During 2007, the Company made contributions to PBS Telesp Plan in the amount of R$47 (R$50 in 2006) and to Plano Visão Telesp in the amount of R$26,457 (R$25,192 in 2006).

A. Telecom individually sponsors two private pension plans for defined contribution; one similar to  Telesp’s, denominated Visão Assist Benefits Plan, which is granted to approximately 30% of its employees and another, denominated Visão A. Telecom Benefits Plan, whose basic and additional contributions by the sponsor correspond to 30% of basic and additional participants contributions. A. Telecom’s contribution to these plans totaled R$637 (R$301 in 2006).

Telefonica Empresas S.A. individually sponsors a defined contribution plan similar to the Company’s, the Visão Telefônica Empresas Benefit Plan. Contributions to this plan totalized an amount of R$881 (R$506 from August to December, 2006).

The actuarial valuation of the plans was made in December 2007 and 2006 based on the employees’ data as of August 2007 and September 2006, respectively, and the projected unit credit method was applied. Actuarial gains or losses were immediately recognized in each corresponding period. The plans assets are related to December 31, 2007 and November 30, 2006. For multiemployer plans (PAMA and PSB-A), apportionment of the plan assets was made based on the sponsoring entity’s actuarial liabilities in relation to the plans’ total actuarial liabilities.

The status of the plans as of December 31, 2007 and 2006 is as follows:

Plan	2007	2006

CTB	20,790	23,326
PAMA	74,636	51,604
Visão Assist	-	93
Total	95,426	75,023

a)	Reconciliation between assets and liabilities

	2007
	PBS/Visão- Telesp/CTB	PAMA (i)	PBS-A (i) (ii)	Visão Assist	Visão TEmpresas
Total actuarial liabilities	119,050	137,634	905,636	419	684
Fair value of assets	162,986	62,998	1,468,827	519	5,875
Liabilities (assets), net	(43,936)	74,636	(563,191)	(100)	(5,191)

Unrecorded surpluses	64,726	-	563,191	100	5,191
Recorded balance	20,790	74,636	-	-	-

	2006
	PBS/Visão- Telesp/CTB	PAMA (i)	PBS-A (i) (ii)	Visão Assist	Visão TEmpresas
Total actuarial liabilities	118,049	111,135	882,270	477	1,055
Fair value of assets	134,241	59,531	1,305,207	384	5,161
Liabilities (assets), net	(16,192)	51,604	(422,937)	93	(4,106)

Unrecorded surpluses	39,518	-	422,937	-	4,106
Recorded balance	23,326	51,604	-	93	-

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2006 and 2005
(Amounts expressed in thousands of Reais, unless otherwise indicated)

(i)	Refers to Telesp’s proportional share of assets and liabilities of multi-sponsored plans PAMA and PBS-A.
(ii)
Despite the surplus of PBS-A as of December 31, 2007 and 2006, no asset was recognized by the sponsor in view of the legal impossibility of reimbursement of such surplus, in addition to the fact that this is a noncontributory plan, which prevents a reduction of the sponsor’s contributions in the future.

b)	Expenses recognized in income

	2007
	PBS /Visão Telesp/CTB	PAMA	Visão – Assist	Visão – TEmpresas
Service cost	3,349	-	86	248
Interest cost	11,472	11,159	45	98
Expected return on assets	(15,323)	(6,087)	(45)	(604)
Employees’ contributions	(191)	-	(1)	(20)
	(693)	5,072	85	(278)

	2006
	PBS /Visão Telesp/CTB	PAMA	Visão – Assist	Visão – TEmpresas
Service cost	2,582	-	35	510
Interest cost	11,587	8,616	20	263
Expected return on assets	(14,942)	(6,846)	(48)	(716)
Employees’ contributions	(152)	-	-	(14)
	(925)	1,770	7	43

c)	Change in net actuarial liabilities (assets)

	PBS /Visão Telesp/CTB	PAMA	PBS-A	Visão – Assist	Visão – TEmpresas
Liabilities (assets), net – December 31,2005	(1,623)	23,106	(245,699)	(146)	-
Actuarial assets not recognized	23,480	-	245,699	-	-
Actuarial liabilities recognized on Balance Sheet	21,857	23,106	-	(146)	-
Expenses for 2006	(925)	1,770	(40,589)	8	43
Companies’ contributions for 2006	(5,609)	(31)	-	(49)	(341)
Recognition of (gains) losses for the year	(8,035)	26,759	(136,648)	280	(1,222)
Business Combination–Consolidation of TEmpresas	-	-		-	(2,586)
Actuarial assets not recognized	16,038	-	177,237	-	4,106

Actuarial liabilities recognized on Balance Sheet	23,326	51,604	-	-	-
Expenses for 2007	(693)	5,072	(80,675)	85	(278)
Companies’ contributions for 2007	(5,443)	(5)	-	(44)	(123)
Recognition of (gains) losses for the year	(21,608)	17,965	(59,580)	(234)	(684)
Business Combination–Consolidation of TEmpresas	-
Actuarial assets not recognized	25,208	-	140,255	100	1,085

Actuarial liabilities recognized on Balance Sheet	20,790	74,636	-	-	-
d)	Change in actuarial liabilities

	PBS /Visão- Telesp/CTB	PAMA	PBS-A	Visão – Assist	Visão – TEmpresas
Actuarial liability as of December 31, 2005	108,324	77,961	831,651	195	2,529

Cost of current service	2,582	-	-	35	510

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2006 and 2005
(Amounts expressed in thousands of Reais, unless otherwise indicated)

Interest on actuarial liabilities	11,587	8,616	89,947	20	263
Benefits paid during the year	(9,172)	(5,293)	(71,556)	-	-
Actuarial (gains) losses for the year	3,055	29,851	32,228	227	(574)
Business Combination–Consolidation of TEmpresas	1,673	-	-	-	(1,673)
Actuarial liability as of December 31, 2006	118,049	111,135	882,270	477	1,055

Cost of current service	3,349	-	-	86	248
Interest on actuarial liabilities	11,472	11,159	86,729	45	98
Benefits paid during the year	(9,670)	(6,919)	(73,066)	-	(505)
Actuarial (gains) losses for the year	(4,150)	22,259	9,703	(189)	(212)
Actuarial liability as of December 31, 2007	119,050	137,634	905,636	419	684

e)	Change in plan assets

	PBS /Visão- Telesp/CTB	PAMA	PBS-A	Visão – Assist	Visão – TEmpresas
Fair value of plan assets at December 31, 2005	109,949	54,854	1,077,350	341	-
Benefits paid during the year	(9,172)	(5,293)	(71,556)	-	-
Contributions during the year	5,736	32	-	51	716
Expected return on plan assets during the year	14,942	6,847	130,537	48	359
Business Combination–Consolidation of TEmpresas	-	-	-	-	5,115
Gains on Assets	12,786	3,091	168,876	(56)	(1,029)
Fair value of plan assets at December 31, 2006	134,241	59,531	1,305,207	384	5,161
Benefits paid during the year	(9,670)	(6,919)	(73,066)	-	(505)
Contributions during the year	5,476	5	257	45	141
Expected return on plan assets during the year	15,323	6,087	167,404	45	604
Gains on Assets	17,616	4,294	69,025	45	474
Fair value of plan assets at December 31, 2007	162,986	62,998	1,468,827	519	5,875

f)	Expenses estimated for 2008

	PBS /Visão Telesp/CTB	PAMA	Visão – Assist	Visão – TEmpresas
Cost of current service	2,771	187	60	140
Interest cost	12,148	14,532	42	67
Expected return on assets	(17,688)	(5,794)	(57)	(645)
Employees’ contributions	(179)	-	(1)	(16)
Total	(2,948)	8,925	44	(454)

g)	Actuarial assumptions

2007
	PBS/Visão Telesp/Visão Assist/Visão TEmpresas/CTB	PAMA	PBS-A
Rate used for present value discount of actuarial liabilities	10.77% p.a.	10.77% p.a.	10.77% p.a.
Expected return on plan assets	10.99% p.a. for Visão Telesp, 10.98% p.a. for Visão TEmpresas, 11.00% for Visão Assist, 11.15% p.a. for PBS-Telesp	9.61% p.a.	10.92% p.a.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2006 and 2005
(Amounts expressed in thousands of Reais, unless otherwise indicated)

Future salary increase rate	6.59% p.a.	Not applicable	Not applicable.
Inflation	4.50% p.a.	4.50% p.a.	4.50% p.a.
Medical cost increase rate	Not applicable	7.64%p.a.	Not applicable
Increase in use of medical services for each additional year of age	Not applicable	4.00% p.a.	Not applicable
Benefit growth rate	4.50% p.a.	Not applicable	4.50% p.a.
Capacity factor – salaries	98.00%	-	-
Capacity factor – benefits	98.00%	-	-
Mortality rate	At-83 segregated by sex	At-83 segregated by sex	At-83 segregated by sex
Disability mortality rate	IAPB-57	IAPB-57	IAPB-57

Disability rate	Mercer Disability Table	Mercer Disability Table	Not applicable
Turnover table	0.15/(Employment time + 1) up to 50 years old - zero	-	-
Retirement age	Age at which participants are first entitled to one of the benefits	Not applicable	Not applicable
Married active participants on retirement date	95.00%	Not applicable	Not applicable
Age difference between participants and spouses	Wives are four years younger than husbands	Not applicable	Not applicable
Number of active participants and dependents	-	-	-
Number of participants’ beneficiaries - CTB	-	3,401	5,285
Number of PBS - Telesp Plan active participants	39	-	-
Number of PBS - Telesp Plan retired participants	334	-	-
Number of dependent groups of retirees - PBS – Telesp	31
	-	-
Number of active participants of Visão Telesp Plan (including self-sponsored)	6,357	-	-
Number of active participants of Visão Assist Plan	96	-	-
Number of active participants of Visão Telefônica Empresas	211	-	-

2006
	PBS/Visão Telesp/Visão Assist/CTB	PAMA	PBS-A
Rate used for present value discount of actuarial liabilities	10.24% p.a.	10.24% p.a.	10.24% p.a.
Expected return on plan assets	12.50% p.a. for Sistel plan and 12.75% p.a. (PBS-Telesp) and 11.66% p.a. for Visão Prev Plans	10.61%p.a.	13.18% p.a.
Future salary increase rate	6.08% p.a.	6.08% p.a.	6.08% p.a.
Inflation	4.00% p.a.	4.00% p.a.	4.00% p.a.
Medical cost increase rate	Not applicable	7.12%p.a.	Not applicable
Increase in use of medical services for each additional year of age	Not applicable	4.00% p.a.	Not applicable
Benefit growth rate	4.00% p.a.	4.00% p.a.	4.00% p.a.
Capacity factor – salaries	98.00%	Not applicable	Not applicable
Capacity factor – benefits	98.00%	Not applicable	Not applicable

Mortality rate	At-83 segregated by sex	At-83 segregated by sex	At-83 segregated by sex

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2006 and 2005
(Amounts expressed in thousands of Reais, unless otherwise indicated)

Disability mortality rate	IAPB-57	Not applicable	Not applicable
Disability rate	Mercer Disability Table	Mercer Disability Table	Not applicable
Turnover table	0.15/(Employment time + 1) up to 50 years old - zero	Not applicable	Not applicable
Retirement age	Age at which participants are first entitled to one of the benefits	Age at which Social Security Retirement is eligible	Not applicable
Married active participants on retirement date	95.00%	Not applicable	Not applicable
Age difference between participants and spouses	Wives are four years younger than husbands	Not applicable	Not applicable
Number of active participants and dependents	-	-	-
Number of participants’ beneficiaries	-	3,400	5,311
Number of PBS - Telesp Plan/CTB active participants	51	-	-
Number of PBS - Telesp Plan/ CTB retired participants	326	-	-
Number of dependent groups of retirees - PBS – Telesp/CTB	29	-	-
Number of active participants of Visão Telesp Plan (including self-sponsored)	6,810	-	-
Number of active participants of Visão Assist Plan	136	-	-
Number of active participants of Visão Telefônica Empresas	293	-	-

30.	Shareholders’ equity

a.	Share capital

The Company’s authorized share capital at December 31, 2007 was 700 million shares, both common and preferred, with the Board of Directors being the body that is competent to approve any increase and issue of additional shares, within the limit of authorized capital.

Capital as of December 31, 2007 and 2006 is R$6,575,198. Capital subscribed and paid-up at the balance sheet date was represented by the following shares, without par value:

Number of shares	2007	2006
Total shares:
Common shares	168,819,870	168,819,870
Preferred shares	337,417,402	337,417,402
Total	506,237,272	506,237,272

Treasury Shares
Common shares	(210,578)	(210,578)
Preferred shares	(185,213)	(185,213)
Total	(395,791)	(395,791)

Total outstanding shares	505,841,481	505,841,481

Shareholders’ equity	9,905,242	10,610,114

Book value per outstanding share (R$)
Common and preferred shares	19.58	20.98

The Company’s share capital may be increased only by a decision taken at a shareholders’ meeting or by the Board of Directors up to the limit of authorized capital.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2006 and 2005
(Amounts expressed in thousands of Reais, unless otherwise indicated)

In a capital increase, the number of preferred shares, non-voting or restricted vote, cannot exceed 2/3 of issued shares.

The preferred shares are non-voting except under limited circumstances and are entitled to receive cash dividends 10% higher than those attributed to common shares, as per article 7, of the company’s by earns and clause II, paragraph 1, article 17, of law Nº 6,404/76 and have priority over the common shares in the case of liquidation of the Company.

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

The treasury shares are resulting from the process of TDBH’s merger with Telesp that occurred in 2006. Part of treasury shares were acquired through an auction carried out by Company and the remaining shares correspond to the exercised withdrawal rights. The average cost of acquisition was R$44.77. On December 31, 2007, the market value of treasury shares was R$18,164 (R$20,151 on December 31, 2006).

c.	Income reserves

Legal reserve

Brazilian corporations are required to appropriate 5% of annual net income to a legal reserve until that reserve equals 20% of paid-up share capital, or 30% of nominal paid-up share capital plus capital reserves; thereafter, appropriations to this reserve are not compulsory. This reserve can be used only to increase share capital or offset accumulated losses. The Company did not appropriate legal reserve in 2007 and in 2006 since capital reserves plus legal reserve would exceed 30% of share capital (Law 6,404/76, Article 193).

d.	Retained earnings

At December 31, 2007, the amount of R$350,938 (comprising remaining net income balance of R$141,169, as well as unclaimed dividends and interest on shareholders’ equity retained by company pursuant to statute of limitation for 2007 of R$209,769), which under paragraph 6, article 202 of Law No. 6404/76 was presented as dividends payable as proposed by management and to be approved by the General Shareholders’, will be paid until the end of 2008. The balance on December 31, 2006, in the amount of R$705,631 refers to the remaining income of 2006, and it was paid as dividends, according to decision of shareholders' meetings held on March 29, 2007.

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

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2006 and 2005
(Amounts expressed in thousands of Reais, unless otherwise indicated)

As determined by Brazilian Corporation Law, and in accordance with the Company’s by-laws. “Adjusted Net Income” is an amount equal to the Company’s net income adjusted to reflect allocations to or from (i) legal reserve and (ii) a contingency reserve for anticipated losses, if any. For 2007 and 2006, dividends and interest on shareholders’ equity were calculated, as follows:

	2007	2006
Statutory minimum dividends based on adjusted net income:
Net income	2,362,960	2,816,151
Allocation to legal reserve	-	-
Adjusted net income	2,362,960	2,816,151
Statutory minimum dividends of 25%	590,740	704,038
Interest on shareholders’ equity, net of income tax on minimum dividends	545,700	663,000
Additional dividends declared	2,285,631	2,349,604
Dividends to be deliberated	350,938	-
Total dividends paid and/or declared and to be declared, net of income tax	3,182,269	3,012,604

	2007		2006
Amounts per share - R$ (a)	Gross	Net	Gross	Net

Interest on shareholders’ equity
Common shares	1.189848	1.011370	1.445197	1.228417
Preferred shares	1.308832	1.112507	1.589717	1.351259

	2007
Amounts per share - R$ (a)	Common	Preferred
Interest on shareholders’ equity - net of income tax	1.011370	1.112507
Interim dividends declared in March 2007	1.307779	1.438557
Interim dividends declared in November 2007	2.928286	3.221115
	5.247435	5.772179

	2006
Amounts per share - R$ (a)	Common	Preferred
Interest on shareholders’ equity - net of income tax	1.228417	1.351259
Interim dividends declared in May 2006	2.166018	2.382619
Interim dividends declared in November 2006	2.186948	2.405643
	5.581383	6.139521

(a) Amount of dividends to be declared not included

f.	Interest on shareholders’ equity

Under Brazilian law, a Company may pay interest on shareholders’ equity, deductible for tax purposes, in lieu of paying dividends, which are not tax deductible.

As proposed by management, in December 2007 and 2006, interest on shareholders’ equity fully attributed to mandatory minimum dividends was credited, pursuant to Article 9 of Law No. 9,249/95, net of withholding income tax.

The proposed interest on shareholders’ equity was determined as follows:

	2007	2006
Interest on shareholders’ equity	642,000	780,000
Common shares	200,619	243,787
Preferred shares	441,381	536,213
Withholding tax	(96,300)	(117,000)
Interest on shareholders’ equity included in dividends	545,700	663,000

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2006 and 2005
(Amounts expressed in thousands of Reais, unless otherwise indicated)

Tax-exempt shareholders will receive interest on shareholders’ equity in full, not subject to withholding tax.

g.	Payment of dividends and interest on capital

On March 29, 2007, the General Shareholder’s Meeting approved the distribution of interim dividends in the amount of R$705,631 based on retained earnings as of December 31, 2006 to shareholders of common and preferred shares registered in the Company records at the end of March 29, 2007.  Dividends were paid as from May 28, 2007.

On April 18, 2007, the Board of Directors approved the credit of interest on shareholders’ equity in the amount of R$221,000 (R$187,850 net of withholding income tax), to shareholders of common and preferred shares registered in the Company records at the end of April 30, 2007, which were paid as from May 28, 2007.

On November 7, 2007, the Board of Directors approved the payment of interim dividends based on the September 30, 2007 financial statements, in the amount of R$1,580,000, and interest on shareholders’ equity referring to the financial year 2007 of R$210,000 (R$178,500 net of withholding income tax) to shareholders of common and preferred shares registered in the Company records on November 7, 2007, which started being paid as from December 3, 2007.

The Board of Directors approved on December 10, 2007, the credit of interest on shareholders’ equity referring to the financial year 2007, in the amount of R$211,000 (R$179,350 net of withholding income tax).  The payment will be made in 2008 on a date to be decided in the General Shareholders´ Meeting.

h.	Unclaimed dividends

Dividends and interest on shareholders’ equity are barred by statute of limitation after 3 (three) years, as from the date of beginning of payment thereof if not claimed by shareholders, according to article 287, clause II, item a. of Law No. 6,404, dated December 15, 1976.

i.	Net income reconciliation of the difference between Parent Company and Consolidated

The difference between net income for the year of Company and consolidated at December 31, 2007, in the amount of R$209, refers to donations directly recorded in capital reserve of subsidiary A. Telecom S.A., which corresponds to result of equity pickup in the company (Note 17).

31.	TRANSACTIONS AND BALANCES WITH RELATED PARTIES

The principal balances with related parties are as follows:

	2007
	Atento Brasil S.A.	VIVO	Tiws Brasil Ltda.	Telefônica S.A.	Cia. Telecom. de Chile Transm. Regionales S.A.	Cobros	Telefónica de España S.A.	Terra Networks Brasil S.A.
ASSETS
Current assets	10,141	182,860	8,792	1,545	2,014	30	2,787	8,707
Trade accounts receivable, net	9,108	181,441	8,688	-	-	-	2,787	8,050

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2006 and 2005
(Amounts expressed in thousands of Reais, unless otherwise indicated)

	2007
	Atento Brasil S.A.	VIVO	Tiws Brasil Ltda.	Telefônica S.A.	Cia. Telecom. de Chile Transm. Regionales S.A.	Cobros	Telefónica de España S.A.	Terra Networks Brasil S.A.
Other assets	1,033	1,419	104	1,545	2,014	30	-	657
Noncurrent assets	-	-	624	17	535	-	-	130
Total assets	10,141	182,860	9,416	1,562	2,549	30	2,787	8,837
LIABILITIES
Current liabilities	50,585	184,877	19,308	3,845	-	1,177	2,001	5,378
Accounts payable and accrued expenses	50,323	184,831	19,308	-	-	1,177	2,001	5,369
Interest on shareholders’ equity	-	-		-	-	-	-	-
Other liabilities	262	46	-	3,845	-	-	-	9
Long-term liabilities	-	-	14	-	-	41	-	16
Other long-term liabilities	-	-	14	-	-	41	-	16
Total liabilities	50,585	184,877	19,322	3,845	-	1,218	2,001	5,394
STATEMENT OF INCOME
Revenue	31,584	192,708	5,538	5,022	-	-	-	72,385
Net operating revenue	29,643	192,680	5,538	4,877	-	-	-	72,293
Financial income	-	-	-	145	-	-	-	-
Other operating income	1,941	28	-	-	-	-	-	92
Costs and expenses	(384,474)	(1,692,094)	(56,103)	(2,130)	-	(10,611)	-	(25,861)
Cost of goods and services	(58,692)	(1,689,697)	(53,335)	(2,130)	-	-	-	(24,630)
Selling	(316,426)	(1,798)	-	-	-	(10,611)	-	(906)
General and administrative	(9,356)	(599)	-	-	-	-	-	(325)
Other operating expense	-	-	(2,768)	-	-	-	-	-

	2007
	Telefônica Serv. Empresariais do Brasil Ltda	Telefónica Internacional S.A.	SP Telecom.	Telefónica del Peru	Telefônica Pesquisas e Desenv. Ltda	Others	Total
ASSETS
Current assets	9,336	54,650	-	2,865	65	7,647	291,439
Trade accounts receivable, net	826	-	-	781	43	4,817	216,541
Other assets	8,510	54,650	-	2,084	22	2,830	74,898
Noncurrent assets	1,887	5,895	-	10,524	59	6,162	25,833
Total assets	11,223	60,545	-	13,389	124	13,809	317,272
LIABILITIES
Current liabilities	22,278	141,464	36,371	230	21,696	13,038	502,248
Accounts payable and accrued expenses	21,211	-	-	230	20,424	3,665	308,539

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2006 and 2005
(Amounts expressed in thousands of Reais, unless otherwise indicated)

	2007
	Telefônica Serv. Empresariais do Brasil Ltda	Telefónica Internacional S.A.	SP Telecom.	Telefónica del Peru	Telefônica Pesquisas e Desenv. Ltda	Others	Total
Interest on shareholders’ equity	-	118,911	36,371	-	-	-	155,282
Loans with related parties	-	-	-	-	-	-	-
Other liabilities	1,067	22,553	-	-	1,272	9,373	38,427
Long-term liabilities	2,503	-		3,722	1	196	6,493
Other long-term liabilities	2,503	-	-	3,722	1	196	6,493
Total liabilities	24,781	141,464	36,371	3,952	21,697	13,234	508,741
STATEMENT OF INCOME
Revenue	1,846	6,515	-	-	183	7,945	323,726
Net operating revenue	1,592	-	-	-	38	7,938	314,599
Financial income	-	6,515	-	-	145	7	6,812
Other operating income	254	-	-	-	-	-	2,315
Costs and expenses	(95,369)	(22,631)	-	-	(16,489)	(13,545)	(2,319,307)
Cost of goods and services	-	-	-	-	(6,539)	(13,545)	(1,848,568)
Selling	-	-	-	-	(8,638)	-	(338,379)
General and administrative	(95,369)	(22,631)	-	-	(1,312)	-	(129,592)
Other operating expenses	-	-	-	-	-	-	(2,768)

	2006
	Atento Brasil S.A.	VIVO	Tiws Brasil Ltda.	Telefônica S.A.	Cia. Telecom. de Chile Transm. Regionales S.A.	Telefónica de Argentina S.A.	Telefónica de España S.A.	Telefônica Empresas S.A.
ASSETS
Current assets	15,460	138,603	2,257	1,676	734	1,619	4,153	-
Trade accounts receivable, net	11,742	135,988	2,167	-	561	1,123	4,153	-
Other assets	3,718	2,615	90	1,676	173	496	-	-
Noncurrent assets	-	-	643	16	-	-	-	-
Total assets	15,460	138,603	2,900	1,692	734	1,619	4,153	-
LIABILITIES
Current liabilities	34,840	173,467	9,787	1,717	521	428	4,164	-
Accounts payable and accrued expenses	34,439	173,466	7,517	-	521	428	4,164	-
Interest on shareholders’ equity	-	-	-	1	-	-	-	-
Other liabilities	401	1	2,270	1,716	-	-	-	-
Long-term liabilities	-	-	13	-	-	-	-	-
Other long-term liabilities	-	-	13	-	-	-	-	-
Total liabilities	34,840	173,467	9,800	1,717	521	428	4,164	-
STATEMENT OF INCOME
Revenue	18,946	184,171	2,361	125	540	2,300	3657	76,046
Net operating revenue	17,005	146,532	2,337	-	540	2,300	3,657	69,764

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2006 and 2005
(Amounts expressed in thousands of Reais, unless otherwise indicated)

	2006
	Atento Brasil S.A.	VIVO	Tiws Brasil Ltda.	Telefônica S.A.	Cia. Telecom. de Chile Transm. Regionales S.A.	Telefónica de Argentina S.A.	Telefónica de España S.A.	Telefônica Empresas S.A.
Financial income	-	-	-	125	-	-	-	-
Other operating income	1,941	37,639	24	-	-	-	-	6,282
Costs and expenses	(297,932)	(1,624,096)	(3,938)	-	(533)	(1,698)	(3,919)	(155,061)
Cost of goods and services	(55,865)	(1,589,762)	(3,938)	-	(533)	(1,698)	(3,919)	(90,141)
Selling	(233,372)	(33,350)	-	-	-	-	-	(62,401)
General and administrative	(8,695)	(984)	-	-	-	-	-	(2,519)

	2006
	Terra Networks Brasil S.A.	Telefônica Serv. Empresariais do Brasil Ltda.	Telefónica Internacional S.A.	SP Telecom.	Telefônica Pesquisas e Desenv. Ltda	Others	Total
ASSETS
Current assets	6,569	7,671	36,376	-	136	8,103	223,357
Trade accounts receivable, net	6,183	298	-	-	1	785	163,001
Other assets	386	7,373	36,376	-	135	7,318	60,356
Noncurrent assets	13	3,110	6,755	-	66	3,345	13,948
Total assets	6,582	10,781	43,131	-	202	11,448	237,305
LIABILITIES
Current liabilities	7,766	10,309	80,391	20,685	48,164	10,565	402,804
Accounts payable and accrued expenses	7,739	9,874	-	-	45,582	5,421	289,151
Interest on shareholders’ equity	-	-	67,627	20,685	-	1,537	89,850
Loans with related parties	-	-	-	-	-	1,041	1,041
Other liabilities	27	435	12,764	-	2,582	2,566	22,762
Long-term liabilities	18	96	-	-	7	2,598	2,732
Other long-term liabilities	18	96	-	-	7	2,598	2,732
Total liabilities	7,784	10,405	80,391	20,685	48,171	13,163	405,536
STATEMENT OF INCOME
Revenue	62,464	1,127	2,269	-	37	1,153	355,196
Net operating revenue	62,337	1,092	-	-	37	1,053	306,654
Financial income	-	35	2,269	-	-	100	2,529
Other operating income	127	-	-	-	-	-	46,013
Costs and expenses	(50,120)	(70,926)	(13,168)	-	(11,583)	(2,975)	(2,235,949)
Cost of goods and services	(29,751)	-	-	-	(4,391)	(1,175)	(1,781,173)
Selling	(18,530)	-	-	-	(6,794)	-	(354,447)
General and administrative	(1,839)	(70,926)	(13,168)	-	(398)	-	(98,529)
Other operating expenses	-	-	-	-	-	(1,800)	(1,800)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2006 and 2005
(Amounts expressed in thousands of Reais, unless otherwise indicated)

Trade accounts receivable include receivables for telecommunications services, principally Vivo S.A., Atento Brasil S.A., Terra Networks Brasil S.A. and Telefónica de España S.A., particularly for long-distance services, and Tiws Brasil Ltda. due to the rendering service contract for right of use of undersea fiber optic.

Other current assets and other noncurrent assets are comprised of credits from Telefónica Internacional S.A., Telefônica Serviços Empresariais do Brasil Ltda., Telefonica del Peru and other group companies, corresponding to services rendered, advisory fees, salaries and other costs paid by the Company to be refunded by the related companies.

Accounts Payable include services provided by Atento Brasil S.A., Vivo S.A., TWIS Brasil Ltda, Terra Networks Brasil S.A., Telefônica Pesquisa e Desenvolvimento do Brasil Ltda.; and international long distance services rendered mainly by Telefónica de España S.A. and administrative services in the accounting, financial, human resources, property, logistics and IT areas payable to Telefônica Serviços Empresariais do Brasil Ltda.

Other accounts payable in current and noncurrent liabilities are comprised mainly of consulting and management fees payable to Telefónica Internacional S.A., development and software maintenance provided by Telefônica Pesquisa e Desenvolvimento do Brasil Ltda, and reimbursements payable to Telefônica Serviços Empresariais do Brasil Ltda.

Revenues from Telecommunication Services comprise mainly billings to Vivo S.A., Terra Networks Brasil S.A. and Atento Brasil S.A.

Other Operating Income includes specially network infrastructure rent to Vivo S.A. and Atento S.A.

Cost of rendered services refers mainly to expenses of interconnection services and traffic services (mobile terminal), provided by Vivo S.A. and its subsidiaries, and call center management services provided by Atento Brasil S.A.

Selling expenses refer mainly to marketing services provided by Atento Brasil S.A. and commissions paid to cellular telephone operators with Vivo S.A.

General and administrative expenses refer to administrative management services provided by Telefônica Serviços Empresariais do Brasil Ltda and management fees payable to Telefónica Internacional S.A.

32.	Insurance (unaudited)

The policy of the Company and its subsidiaries, as well as that of the Telefónica Group, requires insurance coverage for all assets and liabilities involving significant amounts and high risks based on management’s judgment, following Telefónica S.A.’s corporate program guidelines. In this context, the Company obeys Brazilian Law in full for contracting insurance coverage.

The major insurances contracted by the Company are shown below:

Insurance	Coverage value
Operational Risks	US$	8,027,971
Optional Civil Responsibility	R$	1,000
ANATEL Guarantee Insurance	R$	9,779.8

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2006 and 2005
(Amounts expressed in thousands of Reais, unless otherwise indicated)

33.	Financial instruments

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

Book and market values of financial instruments as of December 31, 2007 and 2006 are as follows:

	2007		2006
Asset (liability)	Book Value	Market Value	Book Value	Market Value
Loans, financing and debentures	(3,309,169)	(3,244,379)	(2,338,158)	(2,334,184)
Derivatives	(357,186)	(338,834)	(316,318)	(278,957)
Cash and cash equivalents	933,275	933,275	213,036	213,036
	(2,733,080)	(2,649,938)	(2,441,440)	(2,400,105)

The discounted cash flow method was used to determine the market value of loans, financings, debentures and derivatives (exchange and interest rate swap), considering expected settlement of liabilities or realization of assets at the market rates prevailing at balance sheet date.

The Company has a total direct and indirect interest of 1.04% in Portugal Telecom and 0.52% in Portugal Multimédia, carried at cost. The investment, at market value, is based on the last quotation of December 2007 on the Lisbon Stock Exchange for Portugal Telecom and Portugal Multimédia, equivalent to 8.93 euros  (9.84 euros in December 2006) and 9.55 euros, respectively:

	2007		2006
	Book Value	Market Value	Book Value	Market Value
Portugal Telecom - direct interest	75,362	186,224	75,362	221,850
Portugal Telecom - indirect interest through Aliança Atlântica	51,147	62,075	55,296	73,950
Portugal Multimédia - direct interest	6,704	29,805	-	-
Portugal Multimédia - indirect interest through Aliança Atlântica	2,055	10,519	-	-
	135,268	288,623	130,658	295,800

The principal market risk factors that affect the Company’s business are detailed below:

a.	Exchange rate risk

This risk arises from the possibility that the Company may incur losses due to exchange rate fluctuations, which would increase the balances of loans and financing and purchase commitments denominated in foreign currency and the related financial expenses. To reduce this risk, the Company enters into hedge contracts (swaps) with financial institutions.

The Company’s indebtedness and the result of loan financing and purchase commitment liabilities denominated in foreign currency are significantly affected by the foreign exchange rate risk. As of December 31, 2007,

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2006 and 2005
(Amounts expressed in thousands of Reais, unless otherwise indicated)

28.50% (35.18% on December 31, 2006) of the debt was denominated in foreign currency (U.S. dollar, euro and yen); 100.09% (99.88% on December 31, 2006) of this debt was covered by asset positions on currency hedge transactions (swaps for CDI). Gains or losses on these operations are recorded in income. As of December 31, 2007, these transactions generated a net consolidated loss of R$157,553 (R$164,227 as of December 31, 2006). As of December 31, 2007, the Company recorded a liability of R$357,186 (R$316,318 as of December 31, 2006) to reflect the existing temporary loss. As these concern coverage operations, part of the net consolidated negative result of R$157,553 with derivatives is offset against exchange variation gains with debts, in the amount of R$93,901 (R$70,749 as of December 31, 2006).

The book and market values of the Company’s net exposure to exchange rate risk as of December 31, 2007 and 2006 are as follows:

	2007		2006
	Book Value	Market Value	Book Value	Market Value
Liabilities
Loans and financing	943,270	942,531	822,603	816,608
Purchase commitments	20,550	20,550	65,855	65,855
Asset Position on Swaps	944,159	947,351	821,625	822,113
Net exposure	(19,661)	(15,730)	(66,833)	(60,350)

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

For Brazilian GAAP purposes, the hedge (“swaps”) transactions are evaluated at the accrual basis method, which is considered all the contracted terms.

b.	Interest rate risk

This risk arises from the possibility that the Company may incur losses due to internal and external interest rate fluctuations affecting the Company’s results.

As of December 31, 2007, the Company had R$943,270 (R$822,603 as of December 31, 2006) of loans and financing in foreign currency, of which R$784.659 (R$553,394 as of December 31, 2006) was at fixed interest rates and R$158,612 (R$269,209 as of December 31. 2006) was at variable interest rates (Libor). To prevent against the exchange risk and variable interest rates on these foreign currency debts (Libor), the Company has hedge transactions in order to peg these debts to local currency, at floating rates indexed to the CDI (Interbank Deposit Certificate), in a way that the Company’s financial result is affected by the CDI variation. As described in Note 26, on December 31, 2007, the Company also had debentures issued in 2004 with interest based on the variation of the CDI of R$1,512,357(R$1,514,514 as of December 31, 2006).

On the other hand, the Company invests its excess cash (temporary cash investments) of R$348,648 (R$173,165 as of December 31. 2006), mainly in short-term instruments, based on the CDI variation, which also reduces this risk. The book values of these instruments approximate market values, since they may be redeemed in the short term.

As of December 31, 2007, the Company had swap transactions – CDI at fixed rate, to partially hedge against fluctuations in internal interest rates. Hedge operations amounts contracted total R$810,032 (R$908,316 as of December 31, 2006). These derivative operations generated a net consolidated positive result of R$4,514 (R$2,110 as of December 31, 2006), and this temporary gain is recorded in liabilities and income.

The Company also contracted CDI + 0.35% of CDI percentage swap with principal amount of  R$1,500,000, with identical flows of those of debentures issued by the Company with maturity in 2010, which generated net positive result of R$22.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2006 and 2005
(Amounts expressed in thousands of Reais, unless otherwise indicated)

Another risk to which the Company is exposed is the non-matching of the monetary restatement indices for its debt and for accounts receivable. Telephone tariff adjustments do not necessarily follow increases in local interest rates, which affect the Company’s debt.

c.	Debt acceleration risk

As of December 31, 2007, the Company’s certain loan and financing agreements contain restrictive clauses (covenants), typically included in such agreements, relating to cash generation, debt ratios and other restrictions.  The Company has complied with these restrictive clauses in full, and such covenants do not restrict its ability to conduct its ordinary course of business.

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

As of December 31, 2007, the Company’s customer portfolio had no subscribers whose receivables were individually higher than 1% of the total accounts receivable from services.

The Company is also subject to credit risk related to temporary cash investments and receivables from swap transactions. The Company reduces this exposure by diversifying it among first line financial institutions.

34.	Management compensation

For the year ended December 31, 2007, the Company paid approximately R$20,900 (R$22,300 in 2006 and R$23,600 in 2005) as management compensation to the Board of Directors and officers, of which R$14,200 (R$15,400 in 2006 and R$16,100 in 2005) refers to salaries and benefits and R$6,700 (R$6,900 in 2006 and R$7,500 in 2005) to bonus compensation.

35.	Other Information

a. On October 27, 2006 was published in the São Paulo’s Official Municipal Gazette, the decree Nº 47,817 regulating the Law Nº 14,023/05 which foresees obligation to bury all aerial cabling in the city of São Paulo, requiring public service concessionaries in the city to comply with the effective law. The Company is analyzing the effects of the referred regulation to study its impacts.

b. Change in Preparation and Presentation of the Financial Statements:

On December 28, 2007, Law No. 11638 was approved by the Brazilian President, which amends and revokes the provisions of Law No. 6404, dated December 15, 1976 and Law No. 6385 dated December 7, 1976.

The requirements of this Law apply to financial statements for years starting on or after January 1, 2008, considering the following changes applicable to listed companies:

- Preparation of the financial statements

Accounting adjustment entries made exclusively to meet accounting standards are not taxable or deductible.

- Changes in accounting standards

In certain business combinations, assets and liabilities shall be recorded at market value.

•
The company shall periodically analyze recoverability of amounts recorded in property, plant and equipment and intangible assets. Capital leased assets shall be recorded in property, plant and equipment.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2006 and 2005
(Amounts expressed in thousands of Reais, unless otherwise indicated)

•	Certain allocated financial assets shall be posted at market value.

•	Certain assets and liabilities shall be adjusted to their present value, especially noncurrent items.

•
Investments in affiliates on whose management exerts significant influence or in which holds 20% of interest or more on voting shares in subsidiaries and in other companies belonging to the same Group or under the same control, shall be carried at equity method.

•	Adjustments to market value of assets and liabilities shall be recorded in a new account denominated adjustments to asset valuation,. in shareholders’ equity.

At this point it is not possible to anticipate the impacts from Law No. 11638 on the result of operations and the financial position of the Company and subsidiaries for the financial statements for the year ending December 31, 2008 and, retrospectively, on the financial statements for the year ended December 31, 2007, when compared with the financial statements for December 31, 2008.

36.	Summary of the differences between Brazilian GAAP (“BR GAAP”) and Accounting Principles Generally Accepted in United States of America (“U.S. GAAP”)

The Company's accounting policies follow accounting practices adopted in Brazil (“BR GAAP), which are based on the Brazilian Corporate Law (Law No. 6,404/76, as amended), certain regulations prescribed by ANATEL, accounting standards and procedures established by the Brazilian Securities Commission (CVM) and the accounting standards issued by the Independent Auditors Institute of Brazil (Instituto dos Auditores Independentes do Brasil – IBRACON). A summary of the Company’s principal current accounting policies that differ significantly from U.S. GAAP is set forth below.

a.	Monetary Restatement of 1996 and 1997

The Company changed the basis of presentation of its financial statements from the Constant Currency Method to BR GAAP in 2003. Under BR GAAP, the effects of monetary restatement are recorded until December 31, 1995.  Since Brazil was still considered a highly inflationary economy until 1997, the U.S. GAAP reconciliation herein presented includes an adjustment to record monetary restatement up to December 31, 1997. The amortization of the asset appreciation, which was originated from such monetary restatement has been recognized in the reconciliation to U.S. GAAP. The loss related to monetary restatement on disposal of such assets is classified for U.S. GAAP purposes as a component of other operating expenses.

b.	Different criteria for capitalizing and depreciating capitalized interest

Until December 31, 1998, under BR GAAP, as applied to companies in the telecommunications industry, interest attributable to construction-in-progress was computed at the rate of 12% per annum of the balance of construction-in-progress and that part which related to interest on third party loans was credited to interest expense based on actual interest costs with the balance relating to its own capital being credited to capital reserves. Since January 31, 1999, as permitted under BR GAAP, the Company did not capitalize interest attributable to construction-in-progress under BR GAAP.

Under U.S. GAAP, in accordance with the provisions of SFAS 34, interest incurred on borrowings is capitalized to the extent that borrowings do not exceed construction-in-progress. The credit is a reduction of interest expense. Under U.S. GAAP, capitalized interest is added to the individual assets and is depreciated over their useful lives. Under U.S. GAAP, the amount of interest capitalized excludes the monetary gain associated with the borrowings and the foreign exchange gains and losses on foreign currency borrowings. The U.S. GAAP differences between the accumulated capitalized interest on disposals and the accumulated depreciation on disposals relate to the differences between capitalized interest and related accumulated depreciation under BR GAAP and U.S. GAAP, which is included in the net book value of disposed property, plant and equipment.

The effects of these different criteria for capitalizing and depreciating capitalized interest are presented below:

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2006 and 2005
(Amounts expressed in thousands of Reais, unless otherwise indicated)

	2007	2006	2005
Capitalized interest difference
U.S. GAAP capitalized interest:
Interest which would have been capitalized and credited to income under U.S. GAAP (interest incurred on loans from the Company's parent and from third parties, except in years where total loans exceeded total Construction in progress, when capitalized interest is reduced proportionately)	34,475	35,151	40,005
Capitalized interest on disposals	(10,097)	(11,426)	(23,832)
	24,378	23,725	16,173
Less BR GAAP capitalized interest:
Capitalized interest on disposals	10,091	11,577	24,528

U.S. GAAP difference	34,469	35,302	40,701

Depreciation of capitalized interest difference
Depreciation under BR GAAP	-	134,785	194,866
Capitalized interest on disposals	(10,091)	(8,966)	(22,373)
	(10,091)	125,819	172,493

Less: Depreciation under U.S. GAAP	(173,888)	(182,779)	(189,338)
U.S. GAAP difference in accumulated depreciation on disposals	6,240	8,849	21,738
	(167,648)	(173,930)	(167,600)

U.S. GAAP difference	(177,739)	(48,111)	4,893

c.	Pension and other post-retirement benefits

The Company participates in two multiemployer benefit plans (PBS-A and PAMA) for its retired employees that are operated and administered by SISTEL and provide for the costs of pension and other post-retirement benefits (health-care benefits) based on a fixed percentage of remuneration, as recommended annually by independent actuaries. For purposes of U.S. GAAP, the Company is only required to expense its annual contributions due to multiemployer plans. The Company also sponsors a single-employer defined pension benefit plan (PBS) and together with it is subsidiaries sponsor single-employer defined contribution pension plans (Visão). Under Visão Plans, besides the contributions to the plans, the Company and its subsidiaries are responsible for funding the risks of death and disability of participants. The provisions of SFAS No. 87, “Employers’ Accounting for Pensions”, were applied for the multiemployer plan and the single employer plans were applied with effect from January 1, 1992, because it was not feasible to apply them from the effective date specified in the standard.

Under BR GAAP, if there is sufficient information available, multiemployer defined benefit pension plans and other postretirement benefits should be accounted as if they were single employer plans. As such, under BR GAAP the Company recognized actuarial liabilities corresponding to its share in multiemployer plans, while under U.S. GAAP, the company recognizes only contributions due to the plan each year.

Under BR GAAP actuarial gains and losses are recognized immediately in income. Under USGAAP, the Company uses the corridor approach allowed under FAS 87.

A summary of the difference between BR GAAP and U.S. GAAP in accrued pension and other post-retirement plans liabilities is as follows:

	2007			2006
	U.S. GAAP	BR GAAP	Accumulated Difference	U.S. GAAP	BR GAAP	Accumulated Difference
Active employees defined pension – PBS, Visão CTB	(49,227)	20,790	(70,017)	(20,207)	23,326	(43,533)
Multiemployer health care plan – PAMA	-	74,636	(74,636)	-	51,604	(51,604)
Accrued pension (postretirement benefit)	(49,227)	95,426	(144,653)	(20,207)	74,930	(95,137)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2006 and 2005
(Amounts expressed in thousands of Reais, unless otherwise indicated)

d.	Earnings per share

Under BR GAAP, net income per share is calculated on the number of shares outstanding at the balance sheet date. Under U.S. GAAP, average shares outstanding during the year must be used. As of December 31, 2007 each American Depositary Share (''ADS'') is equivalent to one preferred share.

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

Basic earnings per common share are computed by reducing net income by distributable and undistributable net income available to preferred shareholders and dividing net income available to common shareholders by the weighted-average number of common shares outstanding during the period. Net income available to preferred shareholders is the sum of the preferred stock dividends (10% higher than those attributed to common shares, as defined in the Company’s by-laws for the years ended December 31, 2007, 2006 and 2005) and the preferred shareholders' portion of undistributed net income. Undistributed net income is computed by deducting total dividends (the sum of preferred and common stock dividends) from net income. Undistributed net income allocated to preferred shares is 10% higher than the amount attributed to common shares on a “pro rata” basis. Total dividends are calculated as described in Note 30e. Diluted earnings per share is computed by reducing net income for an increase to net earnings allocated to minority shareholders and dividing such net income available to common and preferred shareholders by the weighted-average number of common and preferred shares outstanding during the period. The weighted-average shares outstanding for diluted earnings per share is not greater than such shares used in the basic earnings per share calculation since there are no diluted potential shares to be issued.

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

The remaining fraction shares were integrally sold by auction at Bovespa, on July 15, 2005. The net amount obtained after the selling of shares by auction was available to the shareholders, according to the publication on July 21, 2005. Such amount is registered on the Company’s balance sheet as “Other Liabilities” (Note 27).

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2006 and 2005
(Amounts expressed in thousands of Reais, unless otherwise indicated)

From June 27, 2005, each ADR started being represented by 1 (one) preferred shares.

For the periods presented below, the weighted average number of shares outstanding consider the effect of the reverse split of shares described above, as it had occurred in 2005. The weighted-average number of common and preferred shares used in computing basic and diluted earnings per share for 2007, 2006 and 2005 was as follows:

	2007	2006	2005
Weighted average common shares – basic and diluted	168,609,292	167,242,724	164,734,052
Weighted average preferred shares basic and diluted	337,232,189	334,342,809	328,130,540

The Company's preferred shares are non-voting except under certain limited circumstances and are entitled to receive dividends that are 10% higher than those attributed to common shares since 2002. For 2007, the Company paid dividends of R$5.772179 per preferred share (R$5.247435 per common share) (See Note 30e).

The computation of basic and diluted earnings per share is as follows:

	2007		2006		2005
	Common	Preferred	Common	Preferred	Common	Preferred
Basic and diluted numerator
Actual dividends declared	914,859	2,012,773	978,193	2,151,411	1,181,194	2,588,806
Basic and diluted allocated undistributed dividends	(174,233)	(383,328)	(62,318)	(137,041)	(354,813)	(777,420)
Allocated U.S. GAAP net income available for common and preferred shareholders	740,626	1,629,445	915,875	2,014,370	826,381	1,811,386
Basic and diluted denominator
Weighted average shares outstanding	168,609,292	337,232,189	167,242,724	334,342,809	164,734,052	328,130,540
Basic and diluted earnings per share	4.39	4.83	5.48	6.02	5.02	5.52

e.	Disclosure requirements

U.S. GAAP disclosure requirements differ from those required by BR GAAP. However, in these consolidated financial statements, the level of disclosure has been expanded to comply with U.S. GAAP.

f.	Income taxes

The Company records deferred income taxes for temporary differences between the tax and reporting basis of assets and liabilities. Under BR GAAP, the methods of recording of deferred taxes are substantially in accordance with SFAS 109, “Accounting for Income Taxes”.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2006 and 2005
(Amounts expressed in thousands of Reais, unless otherwise indicated)

Under BR GAAP, deferred taxes are presented gross, whereas US GAAP requires deferred tax items to be presented net  for each company in the consolidated financial statements and for each tax jurisdiction.

Under BR GAAP, the effects of the increase in tax rate from 33% to 34% on the merged tax credit are credited to income each year as the benefit is realized. Under U.S. GAAP, this benefit would be credited to shareholders’ equity.

The Company recognizes deferred taxes and U.S. GAAP adjustments separately in the reconciliations.

Effective January 1, 2007, the Company and its subsidiaries adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48), which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes”. The Interpretation prescribes a threshold for the financial statement recognition and measurement of a tax position taken or expected to be taken within an income tax return. For each tax position, the enterprise must determine whether it is more likely than not that the position will be sustained upon examination based on the technical merits of the position, including resolution of any related appeals or litigation. A tax position that meets the more likely than not recognition threshold is then measured to determine the amount of benefit to recognize within the financial statements. No benefits may be recognized for tax positions that do not meet the more likely than not threshold. The benefit to be recognized is the largest amount that is greater than 50 percent likely of being realized upon ultimate settlement.

As a result of implementing Interpretation 48, the Company has no uncertain tax positions for which it has recorded unrecognized income tax benefits; accordingly, there was no impact on the Company’s results of operations from the adoption of this interpretation. In addition, as of the date of the adoption of FIN 48, the Company did not have any accrued interest and penalties related to unrecognized tax benefits. The Company and its subsidiaries will recognize interest and penalties related to unrecognized tax benefits in financial expense and other operating expense, respectively.

The Company and its subsidiaries file, separately, income tax returns in the Brazilian federal jurisdiction and are generally no longer subject to federal income tax examinations by tax authorities for years before 2002. As a large tax payer, the Company is under continuous examination by the Brazilian federal tax authorities.

Management does not believe there will be any material changes related to uncertain tax positions over the next 12 months.

g.	Financial income (expense)

BR GAAP requires financial income (expense) to be shown as part of operating income. Under U.S. GAAP, financial income (expense) would be shown after operating income.

h.	Permanent assets

BR GAAP has a category of assets entitled permanent assets. This is the collective name for all assets on which indexation adjustments were calculated until December 31, 1995 in the corporate and tax accounts of Brazilian companies. Under U.S. GAAP the assets in this classification (i.e. those not readily convertible into cash within one year) would be non-current assets.

Gains or losses on the disposal of permanent assets are recorded under BR GAAP as nonoperating income (expense), net. Under U.S. GAAP such gains or losses would be classified as other operating income (expense).

i.	Offset balances

Under Brazilian GAAP, the amounts of the escrow deposits linked to the reserve for contingencies and taxes payable are shown as deductions from the recorded liabilities. As shown in notes 23 and 28 escrow deposits amounting to R$346,761 and R$254,312 of December 31, 2007 and 2006, respectively. Under U.S. GAAP they would be presented separately in current or noncurrent assets instead of contraprovision.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2006 and 2005
(Amounts expressed in thousands of Reais, unless otherwise indicated)

Also, under Brazilian GAAP, the amounts to be paid to Abril Group for the acquisition of Navytree correspond to R$293,790 as of December 31, 2007, of which R$270,000 is retained in financial application in name of the Company and the presentation is by net value (see Note 27). Under U.S. GAAP, it would be presented  separately in current asssets instead of contraprovision.

j.	Funds for capitalization

Expansion plan contributions

Expansion plan contributions were the means by which Telesp historically financed the growth of its telecommunications network. The contributions were made by companies or individuals to be connected to the national telephone network. Under BR GAAP, expansion plan contributions received are included in the consolidated balance sheet below equity until proposed subscribers have paid for their telephone connection in full and a general meeting of shareholders approves the capital increases. Until December 31, 1995 expansion plan contributions were indexed from the month received to the date of the next audited balance sheet and transferred to equity when capital stock was issued to the subscriber, at a value per share equal to the book value per share shown in the latest audited balance sheet. From January 1, 1996 indexation was no longer applied and, for contracts signed as from that date, Telesp was allowed the option of using a value per share equal to the market value, when this is higher than the book value. For U.S. GAAP purposes, a portion of the expansion plan contributions would be allocated to shareholders’ equity based on the market value of the shares to be issued to subscribers. The remainder of the expansion plan contributions would be classified as a deferred credit and amortized to reduce depreciation expense from the time the related construction-in-progress was completed.

The Company’s expansion plan contribution program has been terminated, with no contracts being signed after June 30, 1997. Contributions continued to be received through 1999 and the last capital increase occurred in 2000. Since December 31, 2000 there have been no remaining balances of expansion plan contributions to be capitalized.

Donations and subsidies for investments

Under BR GAAP these amounts, which comprise principally the excess of the value of property, plant and equipment incorporated into the Company’s assets over the corresponding credits to expansion plan contributions received, are recorded as a credit to other capital reserves. For U.S. GAAP purposes, the credit to capital reserves would be classified as a deferred credit and amortized to reduce depreciation expense.

k.	Loans, Financing and Debentures

As presented in Note 25 and 26, accrued interest is presented together with related loans, financing, debentures.

l.	Valuation of Long-Lived Assets and Goodwill

For U.S. GAAP, the Company applies SFAS 144 ‘’Accounting for Impairment or Disposal of Long-Lived Assets.’’ In accordance with this standard, the Company periodically evaluates the carrying value of long-lived assets to be held and used, when events and circumstances warrant such a review. The carrying value of long-lived assets is considered impaired when the anticipated undiscounted cash flow to be generated from the use of separately identifiable assets or groups of assets is less than their carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the assets.

For the years ended December 31, 2006 and 2005 no adjustment has been included in the U.S. GAAP reconciliation to take into account differences between the measurement criteria, since no impairment provisions were required.

Under Brazilian Corporate Law, the amount of goodwill impairment, if any, is measured based on projected undiscounted future operating cash flows. Under U.S. GAAP, pursuant to SFAS 142, "Goodwill and Other Intangible Assets," goodwill is not amortized and is subject to a yearly impairment test. In performing the yearly impairment test, the Company identifies its reporting units and determines the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets. The

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2006 and 2005
(Amounts expressed in thousands of Reais, unless otherwise indicated)

Company then determines the fair value of each reporting unit and compares it to the carrying amount of the reporting unit. If the carrying amount of a reporting unit exceeds the fair value of the reporting unit, a second step of the impairment test is performed which involves the determination of the implicit fair value of the reporting unit by performing a hypothetical purchase accounting calculation. If the implicit value of the goodwill exceeds the book value, an impairment is recognized. On December 31, 2007 the Company performed an impairment test for goodwill under U.S. GAAP relating to Atrium and Navytree acquisition and determined that the recognition of an impairment loss was not required, since the present value of future cash flows was higher than the book value of such companies. Also, the Company performed an impairment test for goodwill related to Figueira unit as of December 31, 2007 and recognized an impairment loss of R$32,625. The goodwill balance of Figueira unit after the impairment loss is R$288,055.

m.	Recognition of gains from disputed taxes

The Finsocial (tax on sales), currently COFINS, was a tax calculated on operating gross revenue at a rate of 0.5%, that had been increased to 2.0%. The rate increase has been disputed in court and CTBC (merged into the Company) has offset the amounts related to the increase in rates against COFINS (tax on sales). Under U.S. GAAP, this amount was considered a gain contingency in accordance with FASB Statement 5, which would not be recognized until receipt of the benefit were to be considered full and final. In 2006, the Company recognized it as a liability for BR GAAP purposes, which eliminated the GAAP difference.

n.	Research and development costs

Under BR GAAP companies are allowed to capitalize research and development costs. Since 2005, no more research and development costs have been capitalized and the amortization for the year ended December 31, 2007, 2006 and 2005, was R$4,982, R$8,495 and R$11,579, respectively. The capitalized and development costs , comprised mainly of contributions to the Centro de Pesquisa e Desenvolvimento da Telebrás (Research and Development Center of Telebrás). Under U.S. GAAP these costs would be expensed as incurred in accordance with SFAS 2, Accounting for Research and Development Costs.

o.	Revenue recognition

Under BR GAAP, revenues from activation fees are recognized upon activation of a customer’s services. Under U.S. GAAP, revenues from activation fees are deferred and amortized over the estimated expected service period of the customer. Incremental direct costs associated with such activations services are deferred and amortized over the same period. As of December 31, 2007 and 2006, the total balance of deferred activation fees revenues, net of sales taxes and associated costs amounts to R$347,588 and R$319,780, respectively and the accumulated amortization amounts to R$303,294 and  R$257,400, respectively.

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

p.	Value-added and other sales taxes

Under BR GAAP, value-added and other sales taxes are deducted from gross operating revenue to arrive at net operating revenue. Under U.S. GAAP, certain of these taxes could be recorded as cost of services. Accordingly this difference in accounting principle has no impact in net income (loss) or in shareholders’ equity. The impact of this difference under U.S. GAAP was to increase both revenues and cost of services by R$5,575,502, R$5,530,866 and R$5,371,979 for 2007, 2006 and 2005, respectively.

q.	Business combinations

q.1.	Purchase accounting for the acquisition of Navytree Participações Ltda.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2006 and 2005
(Amounts expressed in thousands of Reais, unless otherwise indicated)

On October 1, 2007, the Company acquired control of Navytree Participações Ltda. (“Navytree”), which has as wholly-owned subsidiary Lightree Sistemas de Televisão Ltda (“Lightree”) and as affiliates Comercial Cabo TV São Paulo (“Cabo SP”) through Lemontree Participações (“Lemontree”) and TVA Sul Paraná S.A. (“TVA Sul”) through  GTR-T Participações e Empreendimentos S.A.(“GTR”) (see Note 2) , The purchase price paid was R$909,065, with an additional cost acquisition of R$4,682, totaling the amount of R$913,747.

The Company initially recognized goodwill in the amount of R$860,203. Such goodwill has been amortized under BR GAAP and has been reversed for U.S. GAAP purposes. This transaction was accounted for using the purchase method in accordance with SFAS 141, with the purchase price being allocated to the assets acquired and liabilities assumed based on the respective fair value. For U.S. GAAP purposes, the purchase price of such acquisition was allocated as follows:

2007 Acquisition
Amounts of the historical net assets of Navytree Participações under U.S. GAAP (I)	51,733
Fair Value adjustments:
Property, plant and equipment (a)	(11,312)
Intangible assets:
Customer portfolio (b)	88,404
License (c)	348,005
Deferred Income Tax	(144,533)
Goodwill (d)	465,937
Subtotal (II)	746,501

Investment in associates under equity method (e) (III)	115,513

Purchase Price, including direct costs of R$4,682.(I+II+III)	913,747

a.	Amortized over 1.95 years, representing the weighted-average of remaining useful lives of the relating assets.
b.	Amortized over 5.87 years, representing the average customer life.
c.	MMDS technology license with indefinite useful life, but subject to an impairment test.
d.	Under U.S. GAAP goodwill is not amortized but subject to an impairment test. Under BR GAAP was recorded goodwill of R$860,203, which is amortized based on future profitability.
e.	Acquisition of shareholdings in associates TV Cabo São Paulo S.A. and TVA Sul Paraná S.A.
The summary of related financial information is as follows:

Balance Sheet	TV Cabo São Paulo S.A.	TVA Sul Paraná S.A.
	2007	2007
Assets
Current assets	45,593	7,671
Noncurrent assets	-	21,295
Permanent Asset	97,577	10,799

Total assets	143,170	39,765

Liabilities
Current liabilities	61,736	7,867
Long-term liabilities	51,337	22,018
Deferred income	7,836	1,117
Total liabilities	120,909	31,002

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2006 and 2005
(Amounts expressed in thousands of Reais, unless otherwise indicated)

Income Statement	TV Cabo São Paulo S.A.	TVA Sul Paraná S.A.
	For three months period ended on December 31, 2007	For three months period ended on December 31, 2007

Net operating revenue	48,196	30,505
Operating income	7,024	2,623
Net income (loss)	(2,304)	1,669

q.2.	Purchase accounting for the merger of Telefônica Data Brasil Holding S.A. (TDBH)

Under BR GAAP, the exchange of all shares issued by the Company to effect a merger with TDBH was recorded based on the book value of the net assets of TDBH, and the purchase price was considered to be the book value of the shares issued. Under U.S. GAAP, the purchase price would be the market value of the shares issued by the Company. As Telesp and TDBH were under common control, only the part of noncontrolling equity interests acquired would be recorded at the fair value of the net assets. The difference between the fair value for the minority interest shares and the book value in U.S. GAAP was R$9,264, which R$5,238 (net of tax) was allocated to surplus value on fixed assets and the remaining balance was recognized as goodwill. The depreciation of the surplus value on fixed assets is based on the average of depreciation rate for TDBH’s assets.

q.3.	Reversal of goodwill amortization under BR GAAP

As a result of the corporate restructuring of July 28, 2006, the Company merged goodwill generated from the acquisition of investment at Figueira Administração e Participações S.A., which held telecommunications network operating assets of Banco Itaú S.A.that occurred in 2001.

Under BR GAAP, this goodwill has been amortized over a period of five years. Under US GAAP, the positive difference between the amount paid and the fair value of the assets acquired and liabilities assumed shall be allocated for items which had not been recognized in the balance sheet of the acquired company, as long as meeting all the requirements for recognition. In case of remaining positive difference, it shall be allocated to goodwill and not amortized. In Figueira acquisition, R$205,754 was allocated to intangible assets – Customer Portfolio, which has been amortized in 10 years, and the difference was recognized as goodwill, which cannot be amortized for US GAAP purposes.

q.4.	Merged goodwill – Katalyx and Adquira (TDBH)

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

q.5.	Business Combination – Santo Genovese

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

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2006 and 2005
(Amounts expressed in thousands of Reais, unless otherwise indicated)

The Company initially recognized goodwill in the amount of R$119,820 and classified the goodwill under other assets in the Balance Sheet for the year ended December 31, 2004. Such goodwill has been amortized under BR GAAP and has been reversed for U.S. GAAP purposes. This transaction was accounted for using the purchase method in accordance with SFAS 141, with the purchase price being allocated to the assets acquired and liabilities assumed based on the respective fair value. Under U.S. GAAP, the allocated fair value related to intangible assets (Customer Portfolio) has being amortized over 10 years. For U.S. GAAP purposes, the purchase price of such acquisition was allocated as follows:

2004 Acquisition
Amounts of the historical net assets of Santo Genovese under U.S. GAAP	(3,945)
Fair Value adjustments:
Intangible assets – customer portfolio . .	55,500
Debt	(5,275)
Goodwill. .	86,671
Deferred Income Tax	(17,076)
Purchase Price. .	115,875

q.6.	Reversal of AIX negative goodwill

Under Brazilian GAAP, negative goodwill from the acquisition of Aix de Participações is being amortized over 2 years as from January 1, 2007. Under U.S. GAAP, since the Aix de Participações shareholders’equity at the date of acquisition was equal to purchase price, no negative goodwill was generated.  The effect on net income and on shareholder’s equity for the year ended 2007 of R$8,735, representing the reversal of negative goodwill amortization under Brazilian GAAP.

q.7.	Purchase accounting for the exchange of the Company´s shares for minority interest shares in former subsidiaries Telesp and CTBC

Under BR GAAP, the exchange of all shares issued by the Company for minority interests in Telesp and CTBC was recorded based on the book value of the net assets of Telesp and CTBC, and the purchase price was considered to be the book value of the shares issued. Under U.S. GAAP, the purchase price would be the market value of the shares issued by the Company, and the minority interests acquired would be recorded at the fair value of the net assets. The purchase price of the Telesp and CTBC was R$665,692, lower than the net assets acquired. Under U.S. GAAP this difference reduces the fixed assets. The depreciation expense related to those fixed assets is adjusted in the reconciliation of net income under U.S. GAAP.

q.8.	Sale of Ceterp Celular

Under BR GAAP, when Ceterp was purchased it was recorded at the book value of the net assets of Ceterp, and no distinction was made for Ceterp Celular, the cellular phone business of Ceterp. At the time of the purchase of Ceterp, the Company was obligated to dispose of the cellular business within six months under the regulatory rules in Brazil. Under U.S. GAAP, EITF 87-11, “Allocation of Purchase Price to Assets to be Sold”, when a subsidiary acquired in a purchase is intended to be sold within one year of the purchase date, that subsidiary should be recorded at its non-discounted net realizable value. Therefore, under U.S. GAAP, there would be no gain recognized on the sale of Ceterp Celular. The net income under U.S. GAAP has been adjusted to reflect the reversal of the gain of R$84,264, and the effect on the amortization of concession and depreciation of fixed assets.

r.	Derivative instruments

As mentioned in Note 33, the Company contracted foreign currency swap contracts for short and long-term agreements at various exchange rates, in the notional amount of R$904 million (US$ 146.4 million, JPY40,029.5 and EUR 4 million) and R$789.4 million (US$143.7 million, JPY26,851.2) at December 31, 2007 and 2006, respectively.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2006 and 2005
(Amounts expressed in thousands of Reais, unless otherwise indicated)

As of December 31, 2007, the Company held swaps – CDI x  fixed as a partial hedge for changes to the internal interest rates, these operations’ notional amounts R$ 810 million (R$ 760 million maturing in January, 2008 and R$ 50 million maturing in January, 2009). The Company also contracts swaps CDI + 0.35% for the percentage of CDI in the amount of 1,500,000, flows similar to the debentures issued by company with maturing in 2010. Under BR GAAP, swaps contracts are recorded at the notional amount multiplied by the terms of the contract as if they had been settled at the balance sheet date.

Under U.S. GAAP, the Company applies SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” which was subsequently amended by SFAS Nos. 137 and 138.  SFAS No. 133 must be applied to all derivative instruments and certain derivative instruments embedded in hybrid instruments and requires that such instruments be recorded in the balance sheet either as an asset or liability measured at its fair value. Changes in the derivative’s fair value are recognized currently in earnings unless specific hedge accounting criteria are met.

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

Beginning in January 2003, the Company began designating a portion of new derivative contracts as fair value hedges of its foreign currency denominated debt.  The Company had R$875.7 million (US$130.5 million, JPY 40,029.5 million and EUR 4 million) as of December 31, 2007 and R$749.6 million (US$125.1 million and JPY 26,851.2 million) as of December 31, 2006, of notional value cross currency swap contracts with a fair value of R$912.4 million for 2007 (R$772.4 million for 2006) designated as fair value hedges of a portion of the Company´s foreign currency denominated debt. The Company is hedging the related foreign currency (US dollar, Japanese yen and Euro) and interest rate risk associated with such indebtedness. The Company calculates the effectiveness of these hedges both at inception and on an ongoing basis (i.e. at least quarterly). Since these derivative contracts qualify for hedge accounting under U.S. GAAP, the gain or loss on the hedged item attributable to the hedged risk adjusts the carrying amount of the hedged item and is recognized in earnings. At December 31, 2007 and 2006, the value of the Company’s debt subject to these accounting hedges is higher by R$2.1 million and lower by R$0.5 million, respectively, representing the related mark-to-market adjustment, which was recorded in the statement of operations as part of financial income/expense, net for the year ended December 31, 2007 and 2006. Ineffectiveness, amounting to R$(1,9 million) for the year ended December 31, 2007, was included in earnings. For the year ended December 31, 2006, ineffectiveness was R$(1.1 million). The US GAAP adjustment reflects the difference between the recorded value of these hedges under BR GAAP and their fair values under US GAAP.

The Company’s remaining derivative contracts at December 31, 2007 have not been designated as accounting hedges.  Such derivatives would also be recorded at fair value in the consolidated balance sheets at December 31, 2007.  The U.S. GAAP adjustment also includes income of R$1.25 million in 2007 (income of R$0.82 million and R$1.69 million in 2006 and 2005, respectively) related to the difference between the recorded value of these derivative instruments under BR GAAP and their fair values under US GAAP.

For the years ended December 31, 2007 and 2006, due to the complexity of the process and insignificance of the results, the Company decided not to contract hedges to non-financial liabilities denominated in foreign currencies. The Company, however, is still monitoring the results of such non-financial liabilities and may contract new hedges in the future if such non-financial exposure becomes relevant or if the Company so decides for any other reason.

s.	Deferred charges

Pre-operating expenses recorded as deferred charges for Brazilian GAAP have been expensed for U.S. GAAP purposes. The effects of deferred assets amortization on net income for the years ended on December 31, 2007, 2006 and 2005 are R$5,978, R$13,425 and R$15,641, respectively.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2006 and 2005
(Amounts expressed in thousands of Reais, unless otherwise indicated)

t.	Consolidation method

Under BR GAAP, equity investments in joint ventures are consolidated proportionally, according to the Company’s interest in each joint venture. Under U.S. GAAP, investments in joint ventures would not be consolidated, but rather recorded under the equity method of accounting. For U.S. GAAP, the Company’s investment on the net equity and the equity in net income or loss would be recorded as a single line item. The investments in Companhia ACT de Participações, Aliança Atlântica and Companhia AIX de Participações had the following impact on the consolidated financial statements for BR GAAP:

Balance Sheet	ACT		AIX		Aliança Atlântica
	2007	2006	2007	2006	2007	2006
Assets
Current assets	14	8	6,284	7,251	4,042	4,127
Noncurrent assets	-	-	61,056	65,578	-	-
Permanent Asset	10	18	25,793	29,712	53,202	55,296

Total assets	24	26	93,133	102,541	57,244	59,423

Liabilities
Current liabilities	2	1	9,601	16,084	9	27
Long-term liabilities	-	-	17,236	2,380	-	-
Deferred income	-	-	-	-	-	-
Total liabilities	2	1	26,837	18,464	9	27

Income Statement	ACT			AIX			Aliança Atlântica
	2007	2006	2005	2007	2006	2005	2007	2006	2005

Net operating revenue	26	25	(4)	9,996	11,471	11,572	-	-	-
Cost of goods and services	-	-	-	(15,927)	(15,966)	(15,592)	-	-	-
Operating expenses	(28)	(26)	(20)	(7,446)	(2,140)	(5,274)	4,964	(68)	-
financial expense Net	-	-	-	(4,656)	(4,726)	(1,653)	160	25	20
Other revenues (expenses)	-	-	-	-	-	845	4,161	1,973	20,153
Income Tax and Social Contribution	-	-	-	(1,151)	(1,837)	(949)	-	-	-
Net income	(2)	(1)	(24)	(19,184)	(13,198)	(11,051)	9,285	1,930	20,173

The Company has analyzed its participation over Cabo SP, Lemontree, TVA Sul and GTR-T  and the transaction was considered not material under the scope of FIN46 as of December 31, 2007 and that those entities are under legal control of Abril Group.

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

Under Brazilian GAAP, translation adjustments electing to foreign subsidiary is recognized in income. Under U.S. GAAP, translation adjustment is recognized in equity. The income effect is reversed for Brazilian GAAP.

For the years ended December 31, 2007, 2006 and 2005, the components of comprehensive income include foreign currency translation adjustments related to the investments that have functional currency other than Brazilian Reais, application since 2006 of SFAS158 - adjustment related to unrecognized gain or loss and net transition obligation,  additional minimum liability calculated in accordance with SFAS 87 through 2006,

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2006 and 2005
(Amounts expressed in thousands of Reais, unless otherwise indicated)

and fair value of available for sale equity securities in Portugal Telecom, which are carried at cost for BR GAAP purposes (See Note 33), in accordance with SFAS 115. The following represents the statement of comprehensive income prepared under U.S. GAAP:

Statement of Comprehensive Income	2007	2006	2005

Net Income per U.S. GAAP	2,370,071	2,930,245	2,637,767

Other Comprehensive Income:
Foreign currency translation adjustments – Aliança Atlântica	(4,161)	1,061	(17,829)
Pension Plan – SFAS158, net of tax of R$7,298 and R$14,101	14,166	27,373	-
Minimum liability – SFAS87, net of tax of R$4,438 and R$1,088	-	8,614	2,112
Fair value of available for sale equity securities – SFAS 115, net of tax of R$4,008, R$14,430 and R$27,896	(7,781)	28,011	(54,152)
Total	2,224	65,059	(69,869)

Comprehensive income	2,372,295	2,995,304	2,567,898

v.	Acquisition of the IP network and I-Telefônica

On December 2002, the Company acquired the assets and customer portfolio for the “IP Comutado” and “Speedy Link” services of Telefônica Empresas S.A (See Note 20). In 2003, the Company’s subsidiary A. Telecom S.A. entered into an agreement with an affiliate, Terra Networks Brasil S.A., for the purchase of certain software used to provide free access service to Internet, called I-Telefônica. Under BR GAAP these transactions were recorded at fair market value of the net assets acquired. Under U.S. GAAP, transfers and exchange of non-monetary assets between entities under common control should be recorded at historical cost. Thus, for U.S. GAAP purposes the difference between fair market value and historical cost of assets has been recorded directly to shareholders´ equity as capital distributed.  Subsequent period adjustments reverse the amortization of the fair value recognized under Brazilian GAAP.

w.	Leases

Atrium Telecomunicações Ltda., subsidiary of Santo Genovese Participações Ltda, has leased certain computer hardware and switching equipment under non-cancelable lease. Under BR GAAP, all leases are considered to be operating leases, with lease expense recorded when paid. For U.S. GAAP purposes, these are considered to be capital leases as defined in SFAS No. 13, Accounting for Leases. Under SFAS No. 13, the Company is required to record the asset at the present value of the minimum lease payments with a corresponding debt obligation. Depreciation is recorded over the estimated useful life of the asset. Interest expense is recognized over the life of the lease and payments under the lease are amortized to principal and interest under the effective interest method.

x.	Sale-type lease – “Posto Informático”

In 2007, A.Telecom, subsidiary of the Company began to commercialize integrated IT solution named “Posto Informático” allowing access to Internet, connection of private networks and rental of IT equipment to its customers. Under BR GAAP, revenue from the provision of this service is recognized in income on a monthly basis as rental services over the term of contract. Under U.S. GAAP, this transaction is accounted for as a multiple element arrangement whereby revenues are allocated to the lease and non-lease deliverables included in the bundled arrangement based upon the estimated relative fair values of each element. The revenues from access to Internet and connection of private networks are recognized on a monthly basis as rental services over the term of lease contract, and the revenue from sale-types lease of IT equipment is recognized when the equipment is installed at the customer premises and risks and benefits of ownership have been transferred.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2006 and 2005
(Amounts expressed in thousands of Reais, unless otherwise indicated)

y.	Donations and subsidies for investments - TDBH

Under BR GAAP these amounts are recorded as a credit to other capital reserves. For U.S. GAAP purposes, the credit to capital reserves would be classified as a deferred credit and amortized to reduce depreciation expense.

z.	Payment of dividends and interest on capital

In accordance with the Company’s Articles of Incorporation, the Board of Directors can approve the distribution of interim dividends and interest on share capital throughout the course of the year. Under both BR GAAP and U.S. GAAP, these payments are recognized when they are formally declared by the Board. However, in accordance with BR GAAP, the Company’s financial statements are required to reflect as a liability dividends that exceed mandatory dividends when they are proposed by management. This differs from U.S. GAAP in that under U.S. GAAP, these payments would be recognized only after they are formally approved at the Annual Shareholders’ Meeting that occurs the following year.

Net income reconciliation of the difference between U.S. GAAP and BR GAAP

	2007	2006	2005
Consolidated net income as reported under BR GAAP	2,362,960	2,816,151	2,541,947
Add (deduct):
Different criteria for:
a) Amortization of monetary restatement of 1996 and 1997	(38,951)	(36,722)	(37,757)
b) Capitalized interest	34,469	35,302	40,701
b) Depreciation of capitalized interest	(177,739)	(48,111)	4,893
Contributions to plant expansion:
j) Amortization and realization of deferred credit and amortization of donations	32,486	30,882	30,646
c) Pension and other postretirement benefits – See Note 37.e)	28,054	37,109	3,665
q.7) Decrease in depreciation expense due to reduction of fixed assets for fair value in excess of purchase price on merger of Telesp and CTBC	45,284	45,069	44,529
q.5) Santo Genovese acquisition
Write-Off of the fair market value of liabilities	-	-	5,275
Amortization of customer portfolio	(5,550)	(5,550)	(5,550)
Reversal of goodwill amortization under BR GAAP	11,982	11,982	11,982
w) Leasing Santo Genovese	(17)	(316)	(491)
x) Sale-type lease – “Posto Informático”	11,294	-	-
q.8) Merger of Ceterp
Depreciation of the fair market value of assets	2,777	2,763	2,743
Amortization of concession	-	-	7,692
n) Deferred research expenses	4,982	8,495	11,579
s) Pre-operating expenses included in deferred assets	5,978	13,425	15,641
q.6) Reversal of negative goodwill amortization – AIX	(8,735)	-	-
r) SFAS 133 adjustments – Derivative instruments	(18,273)	(16,348)	(45,463)
r) Derivative on purchase commitments	4,383	4,399	(14,392)
o) Deferred revenues from activation fees, net	18,086	28,398	21,720
v) Amortization of IP Network	7,255	7,182	7,331
v) Amortization of I-Telefonica	14,162	14,162	14,162
Other	-	1,043	(1,043)
m) Reversal of Cofins	-	17,500	-
q.3) Reversal of goodwill amortization recognized under BR GAAP - TDBH	87,355	34,202	-
l) Impairment loss of goodwill Figueira unit	(32,625)	-	-
q.3) Intangible asset amortization	(20,577)	(8,573)	-
q.2) Surplus value depreciation – TDBH’s minority allocation	(5,170)	(2,154)	-
q.1) Navytree-Consolidation adjustments and reversal of goodwill amortization	3,011	-	-
y) Donations and subsidies for investment - TDBH	228	95	-
f) Deferred tax on above adjustments	(1,199)	(59,079)	(39,872)
u) Foreign currency translation adjustment – Aliança Atlântica.	4,161	(1,061)	17,829

U.S. GAAP net income	2,370,071	2,930,245	2,637,767

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2006 and 2005
(Amounts expressed in thousands of Reais, unless otherwise indicated)

Net income per share in accordance with U.S. GAAP
	2007	2006	2005
Common shares—Basic and diluted
U.S. GAAP net income (loss)	4.39	5.48	5.02
Weighted average common shares outstanding	168,609,292	167,242,724	164,734,052
Preferred shares—Basic and diluted
U.S. GAAP net income (loss)	4.83	6.02	5.52
Weighted average preferred shares outstanding	337,232,189	334,342,809	328,130,540

Shareholders' equity reconciliation of the difference between U.S. GAAP and BR GAAP

	2007	2006
Total shareholders' equity as reported under BR GAAP .	9,905,242	10,610,114
Add (deduct):
Different criteria for:
a) Monetary restatement of 1996 and 1997	83,642	122,592
b) Capitalized interest	48,998	14,529
b) Depreciation of capitalized interest	93,873	271,612
z)Reversal of proposed dividends	350,938	-
j) Contributions to plant expansion:
Subscribed capital stock	215	215
Deferred credit
Expansion plan contributions	(234,468)	(235,385)
Donations and subsidies for investments	(168,288)	(167,975)
Amortization of deferred credit
Expansion plan contributions	206,817	188,807
Donations and subsidies for investments	132,726	119,823
c) Pension and other postretirement benefits	81,717	53,663
q.7) Merger of Telesp and CTBC:
Fair market value of assets	(665,692)	(665,692)
Accumulated depreciation related to fair market value of assets	599,995	554,711
q.5) Santo Genovese acquisition
Write-Off of the fair market value of liabilities	5,275	5,275
Amortization of customer portfolio	(16,650)	(11,100)
Reversal of goodwill amortization under BR GAAP	35,946	23,964
w) Leasing Santo Genovese	(824)	(807)
x) Sale-type lease – “Posto Informático	11,294	-
q.8) Merger of Ceterp:
Fair market value of assets	(25,949)	(25,949)
Depreciation of the fair market value of assets	19,351	16,574
Concession	(58,315)	(58,315)
Amortization of concession	58,315	58,315
q.2) Merger of TDBH’s minority interest – purchase accounting:
Fair market value of assets allocation,	7,937	7,937
Deferred income tax on fair market value of assets allocation	(2,699)	(2,699)
Depreciation of the fair market value of assets allocation	(7,324)	(2,154)
Goodwill allocation	4,026	4,026
q.1) Navytree – Consolidation adjustments and reversal of goodwill amortization	3,011	-
n) Deferred research expenses.	(4,305)	(9,288)
s) Pre-operating expenses included in deferred charges	9,010	3,032
q.6) Reversal of negative goodwill amortization – AIX	(8,735)	-
r) SFAS 133 adjustments – Derivative instruments	18,334	36,608
r) Derivative on purchase commitments	(29,018)	(33,401)
o) Deferred revenues from activation fees, net	(44,295)	(62,381)
v) Capital distributed – IP Network and I-Telefonica
Cost	(143,627)	(143,627)
Amortization	100,328	78,911

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2006 and 2005
(Amounts expressed in thousands of Reais, unless otherwise indicated)

q.3) Reversal of goodwill amortization recognized under BR GAAP- TDBH	162,336	74,981
l) Impairment loss of goodwill Figueira unit	(32,625)	-
q.3) Intangible asset amortization	(123,452)	(102,875)
y) Donations and subsidies for investment – TDBH	(20)	(248)
f) Deferred tax effects on above adjustments	(36,628)	(35,429)
u) OCI – Pension Plan SFAS158, net of taxes	41,538	27,373
u) OCI – fair value of available for sale equity securities SFAS115, net of taxes	101,214	108,994
q.4) Merged goodwill – Katalyx and Adquira (TDBH)	(1,440)	(1,440)
U.S. GAAP shareholders' equity	10,477,724	10,823,291

Consolidated statements of changes in shareholders' equity in accordance with U.S. GAAP

Shareholders’ equity
Balances at December 31, 2004	11,433,862

Unclaimed dividends	91,927
Net income for the year	2,637,767
Dividends and interest on shareholders' equity	(3,770,000)
Purchase of own shares after the reverse split of shares	(58,892)
OCI - Minimum liability – SFAS87, net of tax	2,112
OCI – Foreign currency translation adjustment – Aliança Atlântica	(17,829)
OCI – Fair value of available for sale equity securities – SFAS115, net of tax	(54,152)
Balances at December 31, 2005	10,264,795

Merger of Capital - TDBH	597,124
Merger of Losses - TDBH	(76,917)
Recess right to the shareholders due to merger of TDBH – treasury shares	(17,719)
Unclaimed dividends	180,956
Net income for the year	2,930,245
Dividends and interest on shareholders' equity	(3,129,604)
Merger of TDBH’s minority interest	9,264
Reversal of Pension Plan accumulated effect - TDBH	88
OCI - Minimum liability – SFAS87, net of tax	8,614
OCI – Pension Plan – SFAS158, net of tax	27,373
OCI – Foreign currency translation adjustment – Aliança Atlântica	1,061
OCI – Fair value of available for sale equity securities – SFAS115, net of tax	28,011
Balances at December 31, 2006	10,823,291

Unclaimed dividends	209,769
Net income for the year	2,370,071
Dividends and interest on shareholders' equity	(2,927,631)
OCI – Pension Plan – SFAS158, net of tax	14,166
OCI – Foreign currency translation adjustment – Aliança Atlântica	(4,161)
OCI – Fair value of available for sale equity securities – SFAS115, net of tax	(7,781)
Balances at December 31, 2007	10,477,724

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2006 and 2005
(Amounts expressed in thousands of Reais, unless otherwise indicated)

Disclosure of Accumulated Other Comprehensive Income Balance

	Foreign Currency Translation	Unrealized Gain on Securities, net of tax	Minimum Pension Liability Adjustment, net of tax	Pension Plan - SFAS 158 adjustment, net of tax	Accumulated Other Comprehensive Income
Balance at December 31, 2005	13,449	80,983	(8,614)	-	85,818
Current period change, net of tax (R$14,430, R$4,438 and R$14,101)	1,061	28,011	8,614	27,373	65,059
Balance at December 31, 2006	14,510	108,994	-	27,373	150,877
Current period change, net of tax (R$4,008 and R$7,298)	(4,161)	(7,781)	-	14,166	2,225
Balance at December 31, 2007	10,349	101,213	-	41,539	153,102

37.	Additional disclosures required by U.S. GAAP

a.	Reconciliation of operating income under BR GAAP to operating income under U.S. GAAP

	2007	2006	2005
BR GAAP operating income	3,208,850	3,900,635	3,375,495
Reversal of financial expense, net	306,932	331,055	460,332
Reversal of federal contingency – PIS and COFINS	-	(106,633)	-
Reversal of OCI – Foreign currency translation adjustment	4,161	(1,061)	17,829

U.S. GAAP adjustments-
Amortization of monetary restatement of 1996 and 1997	(38,951)	(36,722)	(37,757)
Depreciation of capitalized interest	(177,739)	(48,111)	4,893
Contribution to plant expansion – amortization of deferred credit and donations	32,486	30,882	30,646
Pension and other post-retirement benefits	28,054	37,109	3,665
Sale-type lease – “Posto Informático”	9,046	-	-
Decrease in depreciation expense due to reduction of fixed assets for fair value in excess of purchase price on merger of Telesp and CTBC	45,284	45,069	44,529
Merger of Ceterp
Depreciation of the fair market value of assets	2,777	2,763	2,743
Amortization of concession	-	-	7,692
Reversal of Cofins	-	17,500
Deferred research expenses…	4,982	8,495	11,579
Pre-operating expenses included in deferred assets	5,978	13,425	15,641
Reversal of negative goodwill amortization – AIX	(8,735)	-	-
Deferred revenue on activation fees, net	18,086	28,398	21,720
Amortization of IP network	7,255	7,182	7,331
Amortization of Itelefonica	14,162	14,162	14,162
Amortization of Santo Genovese’s customer portfolio	(5,550)	(5,550)	(5,550)
Reversal of goodwill amortization under BR GAAP – Santo Genovese.	11,982	11,982	11,982
Amortization of derivatives on purchase commitments	4,383	4,399	4,249
Leasing Santo Genovese	296	196	(175)
Reversal of goodwill amortization under BR GAAP – TDBH	87,355	34,202	-
Impairment loss of goodwill Figueira unit	(32,625)	-	-
Customer portfolio amortization - ITAÚ	(20,577)	(8,573)	-

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2006 and 2005
(Amounts expressed in thousands of Reais, unless otherwise indicated)

Surplus value depreciation – TDBH’s minority interest allocation	(5,170)	(2,154)	-
Navytree – Consolidation adjustments and reversal of goodwill amortization	3,011	-	-
Amortization of donations - TDBH	228	95	-
AIX de Participações adjustments – proportional consolidation	13,377	6,635	9,293
ACT de Participações adjustments – proportional consolidation	2	1	24
Aliança Atlântica adjustments – proportional consolidation	(4,964)	68	-
Undentified receivables collected	39,424	23,846	32,838
Gain (loss) on permanent assets disposals	81,653	(5,787)	(6,569)
Other	-	1,043	(1,043)

U.S. GAAP operating income	3,635,453	4,304,551	4,025,549

b.	Reconciliation of net revenues and costs under BR GAAP to net revenues and costs under U.S. GAAP

1)	Net operating revenue

Net operating revenue under BR GAAP differs from U.S. GAAP on the recognition of revenues from activation fees and value added and other sales taxes, as presented below:

	2007	2006	2005
Net revenue under BR GAAP	14,727,562	14,643,021	14,395,101
Reclassification to cost of services
Value added and other sales taxes	5,575,502	5,530,866	5,371,979
Reclassification of costs of public telephones	108,996	101,785	93,173
U.S. GAAP adjustments-
Recognition of deferred revenue on activation fees, net	18,086	28,398	21,720
AIX de Participações adjustments – proportional consolidation	(9,996)	(11,471)	(11,572)
ACT de Participações adjustments – proportional consolidation	(26)	(26)	4
Revenue recognition - “Posto Informático”	51,845	-	-
Net revenue under U.S. GAAP	20,471,969	20,292,573	19,870,405

2)	Cost of services

	2007	2006	2005
BR GAAP cost of services	(8,022,760)	(7,780,510)	(7,716,723)
Reclassification from net revenues
Value added and other taxes sales taxes	(5,575,502)	(5,530,866)	(5,371,979)
Reclassification of costs of public telephones	(108,996)	(101,785)	(93,173)
U.S. GAAP adjustments-
Amortization of monetary restatement of 1996 and 1997	(38,951)	(36,722)	(37,757)
Depreciation of capitalized interest	(177,739)	(48,111)	4,893
Contribution to plant expansion – amortization of deferred credit	32,486	30,882	30,646
Decrease in depreciation expense due to reduction of fixed assets for fair value in excess of purchase price on merger of Telesp and CTBC	45,284	45,069	44,529
Merger of Ceterp – depreciation of fair market value of assets and concession	2,777	2,763	10,435

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2006 and 2005
(Amounts expressed in thousands of Reais, unless otherwise indicated)

Amortization of IP network	7,255	7,182	7,331
Amortization of Itelefonica	14,162	14,162	14,162
Sale-type lease – “Posto Informático”	(42,799)	-	-
Amortization of Santo Genovese’s customer portfolio	(5,550)	(5,550)	(5,550)
Amortization of derivatives on purchase commitments	4,383	4,399	4,249
Leasing Santo Genovese	296	196	(175)
Customer portfolio amortization – ITAÚ	(20,577)	(8,573)	-
Surplus value depreciation – TDBH’s minority interest allocation	(5,170)	(2,154)	-
Amortization of donations – TDBH	228	95	-
AIX de Participações adjustments – proportional consolidation	15,927	15,966	15,592
Allowance for reduction to market value of inventories	(5,700)	(4,569)	(7,518)
Other	-	1,043	(1,043)
U.S. GAAP cost of services	(13,880,946)	(13,397,083)	(13,102,081)
U.S. GAAP gross profit	6,591,023	6,895,490	6,768,324
c.	Total assets and property, plant and equipment under U.S. GAAP

	2007	2006	2005
Total assets	20,203,482	18,824,659	18,140,020

Property, plant and equipment	47,307,200	45,028,189	42,767,290
Accumulated depreciation	(36,026,713)	(33,009,977)	(30,041,722)
Net property, plant and equipment	11,280,487	12,018,212	12,725,568

d.	Intangible Assets

Following is a summary of the Company’s intangible assets subject to amortization:

	2007
	Patents and trademarks	Software use rights	License	Customer Portfolio	Others
Gross	1,536	2,237,523	348,005	349,658	169,448
Accumulated amortization	(1,511)	(1,421,405)	-	(143,868)	(123,975)
Net	25	816,118	348,005	205,790	45,473
Amortization expense	-	337,353	-	29,893	15,648
Amortization period	10 years	5 years	Indefinite	10 years	5 years

	2006
	Patents and trademarks	Software use rights	License	Customer Portfolio	Others
Gross	1,517	1,928,952	-	261,254	166,334
Accumulated amortization	(1,511)	(1,084,052)	-	(113,975)	(108,327)
Net	6	844,900	-	147,279	58,007
Amortization expense	41	306,294	-	(14,123)	28,199
Amortization period	10 years	5 years	-	10 years	5 years

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2006 and 2005
(Amounts expressed in thousands of Reais, unless otherwise indicated)

The estimated aggregate amortization expense for the next five years is as follows:

Amount
2008	334,004
2009	278,727
2010	219,315
2011	140,479
2012	74,585

e.	Pension and post-retirement benefits

A summary of the liability as of December 31, 2007 and 2006 for the Company’s active employees defined benefit pension plan (PBS/Visão/CTB/Visão Assist) is as follows:

PBS/Visão Telesp/CTB/Visão Assist/Visão T.Empresas	2007	2006
Funded status:
Accumulated benefit obligation:
Vested	96,070	89,778
Nonvested	17,152	21,140
Total	113,222	110,918
Projected benefit obligation	120,153	119,581
Fair value of plan assets	(169,380)	(139,788)
Excess of projected obligation (assets)	(49,227)	(20,207)
Unrecognized gains	N/A	N/A
Unrecognized net transition obligation	N/A	N/A
Accrued pension cost (Asset)	(49,227)	(20,207)

Change in benefit obligation and items not yet recognized as a component of net periodic pension cost

	PBO	Unrec.G/(L)	Unrec.NTO
Balance at December 31, 2005	108,519	33,683	(3,504)

Service cost	3,127	-	-
Interest cost	11,872	-	-
Amortization	-	(1,152)	815
Benefit payments and expenses	(9,171)	(20)	-
Actuarial (gain)/loss	2,706	(2,772)	-
Asset experience	-	11,704	-
Business combination – inclusion of T.Empresas	2,528	2,583	137
Balance at December 31, 2006	119,581	44,026	(2,552)
Service cost	3,683	-	-
Interest cost	11,615	-	-
Amortization	-	(2,137)	815
Benefit payments and expenses	(9,916)	(158)	-

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2006 and 2005
(Amounts expressed in thousands of Reais, unless otherwise indicated)

Actuarial (gain)/loss	(4,811)	4,811	-
Asset experience	-	18,133	-
Business combination – inclusion of T.Empresas	-	-	-
Balance at December 31, 2007	120,152	64,675	(1,737)

Disclosure of net periodic pension cost

	2007	2006	2005
Service cost (net of employee contributions)	3,472	2,960	2,857
Interest cost on PBO	11,615	11,872	12,126
Expected return on assets	(15,973)	(15,705)	(13,164)
Amortization of initial transition obligation	815	815	826
Amortization of losses	(2,137)	(1,152)	530
Net periodic pension cost	(2,208)	(1,210)	3,175

Change in accrued pension cost

	2007	2006
Accrued pension cost at beginning of year	(20,207)	28,409
Net periodic pension cost	(2,208)	(1,210)
Employer contributions	(5,350)	(6,065)
Business combination – inclusion of T.Empresas	-	133
Other Comprehensive Income – SFAS158 adjustments	(21,463)	(41,474)
Accrued pension cost at end of year	(49,228)	(20,207)

Change in plan assets

	2007	2006
Plan assets at beginning of year	139,788	110,289
Actual contribution	5,403	6,145
Actual distributions and expenses	(9,916)	(9,171)
Actual return on plan assets	34,106	27,410
Assets acquired in a business combination	-	5,115
Plan assets at end of year	169,381	139,788

Estimated future benefit payments

	PBS/Visão	CTB	PBS-A	PAMA
2008	9,854	3,171	357,871	48,746
2009	10,227	3,064	373,975	53,777
2010	10,735	2,946	390,804	59,260
2011	11,284	2,817	408,390	65,283
2012	11,833	2,679	426,767	71,787
Years 2013-2017	68,614	11,215	2,439,783	476,271

The actuarial assumptions used in 2007 and 2006 are mentioned in Note 29.

Asset allocat

The asset allocation for the Company’s defined benefit pension plan (PBS - Telesp) at the end of 2007 and 2006, and the target allocation for 2008, by asset category, are as follows:.

	Target Allocation for	Percentage of Plan Assets at Year End
Asset category	2008	2007	2006
Equity securities	22.0%	22.0%	18.0%
Loans	0.1%	0.1%	1.0%
Fixed income	77.9%	77.9%	81.0%
Total	100%	100%	100.0%

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2006 and 2005
(Amounts expressed in thousands of Reais, unless otherwise indicated)

The allocation of pension plan assets in Brazil is regulated by the Brazilian federal government.  The primary allocation of a pension plan's portfolio assets is to fixed-income securities.  The plan may also allocate up to 50% of its assets variable-rate securities and up to 5% of its assets loans to participants.  The company's pension plan managers seek to maximize return on the plan's assets while balancing potential risks in order to guarantee the payment of benefits to the plans' participants and to reduce future costs.  Based on the foregoing investment considerations, the company's pension plan managers intend to invest, through 2008, portfolio assets as follows:  80% in fixed-rate securities in order to protect the plans from volatility in the Brazilian equity markets and limit investments in such markets to 19.0% of the plans' total investments.

The asset mix is the same for both plans (PBS and Visão) and composed of fixed-income, equities and loans.

The plan’s asset return is the average after-tax return of each asset category weighted by target allocations. Asset categories returns are based on long term macroeconomic scenarios.

A summary of the Sistel pension plan as of December 31, 2007 and 2006 for the multiemployer portion (inactive employees pension plan) – PBS-A, is as follows:

Pension benefit plan– PBS-A
	2007	2006
Funded status:
Accumulated benefit obligation
Vested	4,225,533	4,118,077
Projected benefit obligation	4,225,533	4,118,077
Fair value of plan assets	(6,853,284)	(6,092,174)
Plan assets in excess of obligations	(2,627,751)	(1,974,097)

A summary of the post-retirement benefits plan (health care plan – PAMA) is as follows:

Health Care Plan – PAMA
	2007	2006
Funded Status:
Accumulated post-retirement benefit obligation:
Active participants	33,710	27,439
Fully eligible active plan participants	7,823	4,510
Inactive participants	1,185,019	1,019,730
	1,226,552	1,051,679
Fair value of plan assets	(561,415)	(563,349)
Obligations in excess of plan assets	665,137	488,330

In 2007, the Company made contributions to the PAMA in the amount of R$5 (R$32 in 2006 and R$20 in 2005). PBS-A is a noncontributory plan.

f.	Concentrations of risk

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

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2006 and 2005
(Amounts expressed in thousands of Reais, unless otherwise indicated)

Approximately 25% of the Company’s employees are members of the main telecommunications industry labor union, Sindicato dos Trabalhadores em Empresas de Telecomunicações e Operadores de Mesas Telefônicas no Estado de São Paulo, the Labor Union of Employees of Telecommunications Companies and Telecommunications Desk Operators in the State of São Paulo, or SINTETEL, which is associated with the Federação Nacional dos Trabalhadores em Telecomunicações, the National Federation of Telecommunications Workers or FENATTEL. The collective labor agreement was renewed on September 1, 2007 and will expire on August 31, 2008. The Company’s management considers relations with its work force to be satisfactory. The Company has never experienced a work stoppage that had a material effect on its operations.

There is no concentration of available sources of labor, services, concessions or rights, other than those mentioned above, that could, if suddenly eliminated, severely impact the Company's operations.

g.	Deferred Income taxes

Under Brazilian GAAP, deferred taxes are classified as current or non-current based upon the expected period of reversal. Under USGAAP, deferred taxes are classified as current or non-current based on the classification of the related asset or liability for financial reporting. A deferred tax liability or asset that is not related to an asset or liability for financial reporting, including deferred tax assets related to carryforwards, are classified according to the expected reversal date of the temporary difference. The classification of our deferred tax assets and liabilities under USGAAP is as follows as of December 31, 2007 and 2006. Current deferred tax asset of R$589,286 and R$464,725, respectively, current deferred tax liability of R$202,397 and R$155,554, respectively, noncurrent deferred tax asset of R$473,135 and R$655,661, respectively, and noncurrent deferred tax liability of R$294,621 and R$230,217, respectively.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2006 and 2005
(Amounts expressed in thousands of Reais, unless otherwise indicated)

Additionally, under Brazilian GAAP, Telefônica Empresas S.A. (subsidiary of the Company) did not recognize deferred income tax and social contribution assets of R$42.4 million and R$23.4 million as of December 31, 2007 and 2006, respectively, due to the uncertainties involving their realization. Under US GAAP Telefônica Empresas S.A. recorded those amounts, and as a result of the uncertainty involving their realization, a full valuation allowance in the same amount was also recorded in 2007 and 2006.

h.	New accounting pronouncements

In September 2006, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 157, “Fair Value Measurements.” SFAS No. 157 provides a framework for measuring fair value, clarifies the definition of fair value, and expands disclosures regarding fair value measurements. SFAS No. 157 does not require any new fair value measurements and eliminates inconsistencies in guidance found in various prior accounting pronouncements. We are required to adopt SFAS No. 157 for our fiscal year beginning January 1, 2008 for financial assets and financial liabilities and beginning January 1, 2009 for nonfinancial assets and nonfinancial liabilities.. We are currently evaluating the effect that the adoption of SFAS No. 157 will have on our results of operations and financial condition, but do not expect it to have a material impact.

In February 2007, FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115.” SFAS No. 159 allows measurement at fair value of eligible financial assets and liabilities that are not otherwise measured at fair value. If the fair value option for an eligible item is elected, unrealized gains and losses for that item shall be reported in current earnings at each subsequent reporting date. SFAS No. 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. This statement is effective for our fiscal year beginning January 1, 2008. We are currently evaluating the effect, if any, that the adoption of SFAS No. 159 will have on our results of operations and financial condition, but do not expect it to have a material impact.

In December 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 141 (Revised 2007), “Business Combinations” (“SFAS 141R”). SFAS 141R will significantly change the accounting for business combinations. Under SFAS 141R, an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. SFAS 141R will change the accounting treatment for certain specific acquisition related items including: (1) expensing acquisition related costs as incurred; (2) valuing noncontrolling interests at fair value at the acquisition date; and (3) expensing restructuring costs associated with an acquired business. SFAS 141R also includes a substantial number of new disclosure requirements. SFAS 141R is to be applied prospectively to business combinations for which the acquisition date is on or after January 1, 2009. We expect SFAS 141R will have an impact on our accounting for future business combinations once adopted but the effect is dependent upon the acquisitions that are made in the future.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements” (“SFAS 160”). SFAS 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary (minority interest) is an ownership interest in the consolidated entity that should be reported as equity in the Consolidated Financial Statements and separated from the parent company’s equity. Among other requirements, this statement requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the Consolidated Statement of Operations, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. This statement is effective for us on January 1, 2009. We expect SFAS 160 will not have significant impact on our Consolidated Financial Statements. As of December 31, 2007 and 2006, we have no minority interest.

In March, 2008 FASB issued SFAS No 161, “Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133 (FAS 161)”. The Statement 161 applies to all derivative instruments  and nonderivative instruments that are designated and qualify as hedging instruments pursuant to paragraphs 37 and 42 of Statement 133 and related hedged items accounted for under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities (Statement 133). Statement 161 requires entities to provide greater transparency through additional disclosures about (1) how and why an entity uses derivative

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2006 and 2005
(Amounts expressed in thousands of Reais, unless otherwise indicated)

instruments, (2) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (3) how derivative instruments and related hedged items affect an entity’s financial position, results of operations, and cash flows. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company will be evaluating the impact in SFAS 161 will have on its financial statement in the course of 2008.

38.	Subsequent events

On March 26, 2008, the General Shareholders’ Meeting approved the distribution of additional dividends in the amount of R$350.9 million, based on retained earnings as of the annual financial statements of December 31, 2007 and unclaimed dividends and interest on shareholders’ equity of the same year.

The Board of Directors also approved the payment of interest on shareholders’ equity in the amount of R$211.0 million, subjected to income tax withholding of 15%, resulting in a net payment of R$179.4 million in accordance with the article 9 of the Law 9,249/95.

The shareholders individually registered as such at the end of the day, on March 26, 2008 for dividends and on December 28, 2007 for interest on shareholders’ equity would be able to receive the dividends and interest on shareholders’ equity above.

The amounts per share are presented as follows:

Dividends

	Common	Preferred (*)
Amount per share: R$	0.650409645544	0.715450610099

(*)	10% higher than the dividend granted to each common share, in accordance with article 7 of the Company’s bylaws

The payment must be effected before December 22, 2008, at the latest.

Interest on shareholders’ equity

Amount per share: R$	Immune or Exempt Legal Entities (gross value)	Income Tax Withhold (15%)	Taxed Legal Entities and Individuals (net value)
Common shares	0.391055975379	0.058658396307	0.332397579072
Preferred shares (*)	0.430161572917	0.064524235937	0.365637336980

(*)	10% higher than the dividend granted to each common share, in accordance with article 7 of the Company’s bylaws

The payment must be effected before December 22, 2008, at the latest.

* * * * * * * * * * *