Form 20-F
period 2008-12-31
TELESP HOLDING CO
filed 2009-04-13
CIK 1066119

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
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

The number of outstanding shares as of December 31, 2008 was:
Title of Class	Number of Shares Outstanding
Shares of Common Stock	168,609,291
Shares of Preferred Stock	337,232,189

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
☒  Yes      ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large Accelerated Filer  ☒    Accelerated Filer  ☐    Non-accelerated Filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☒
The financial statements included in this filing were prepared in accordance with the accounting practices adopted in Brazil, as prescribed by Brazilian Corporate Law (Brazilian GAAP).

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

INTRODUCTION

References in this annual report to “Telesp,” “we,” “our,” “us” and “the company” are to Telecomunicações de São Paulo S.A. – TELESP and its consolidated subsidiaries (unless the context otherwise requires). In addition, all references in this annual report to:

•	“ADSs” are to our American Depositary Shares, each representing one share of our non-voting preferred shares;

•	“ANATEL” are to Agência Nacional de Telecomunicações – ANATEL, the National Telecommunications Agency of Brazil;

•	“BM&FBOVESPA” are to the Bolsa de Valores, Mercadorias e Futuros;

•	“Brazilian Central Bank” or “Central Bank” are to the Banco Central do Brasil, the Central Bank of Brazil;

•	“Brazilian Corporate Law” are to the Lei das Sociedades por Ações, Law No. 6,404 of December 1976, as amended;

•	“Brazilian government” are to the federal government of the Federative Republic of Brazil;

•	“CADE” are to Conselho Administrativo de Defesa Econômica, the Brazilian competition authority;

•	“Ceterp” are to Centrais Telefônicas de Ribeirão Preto;

•	“CDI” are to Certificado de Depósito Interbancário, the Certificate for Interbank Deposits;

•	“CMN” are to the Conselho Monetário Nacional, the Monetary Council of Brazil;

•	“Commission” or “SEC” are to the U.S. Securities and Exchange Commission;

•
“Corporate Law Method” is the accounting practice to be followed in the preparation of our financial statements for regulatory and statutory purposes prescribed by the Brazilian Corporate Law and accounting standards issued by the CVM;

•	“CTBC Telecom” are to Companhia de Telecomunicações do Brasil Central;

•	“CTBC Borda” are to Companhia Brasileira Borda do Campo – CTBC;

•	“CVM” are to the Comissão de Valores Mobiliários, the Securities Commission of Brazil;

•	“General Telecommunications Law” are to Lei Geral de Telecomunicações, as amended, which regulates the telecommunications industry in Brazil;

•	“IPCA” are to Índice de Preços ao Consumidor, the consumer price index;

•	·“IST” are to Índice Setorial de Telecomunicações, the inflation index of the telecom sector;

•	“JPY” are to Japanese Yen;

•
“Number Portability” are to “Portabilidade Numerica,” the service mandated by ANATEL that provides customers with the option of keeping the same telephone number when switching telephone service providers;

•	“PTAX rate” are to the weighted average daily buy and sell exchange rates between the real and U.S. dollar that is calculated by the Central Bank;

•	“real,” “reais” or “R$” are to Brazilian reais, the official currency of Brazil;

•	“Speedy” are to broadband services provided by Telesp through asymmetric digital subscriber lines, or ADSL;

•	“TJLP” are to Taxa de Juros de Longo Prazo, or long term interest rate; and

•	“US$,” “dollars” or “U.S. dollars” are to United States dollars.

Unless otherwise specified, data relating to the Brazilian telecommunications industry included in this annual report were obtained from ANATEL.

The “Glossary of Telecommunications Terms” that begins on page 110 provides the definition of certain technical terms used in this annual report.

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

Forward-looking statements may also be identified by words such as “believe,” “expect,” “anticipate,” “project,” “intend,” “should,” “seek,” “estimate,” “future” or similar expressions. Forward-looking information involves risks and uncertainties that could significantly affect expected results. The risks and uncertainties include, but are not limited to:

•	the short history of our operations as an independent, private-sector entity and the ongoing introduction of greater competition to the Brazilian telecommunications sector;

•	the cost and availability of financing;

•	uncertainties relating to political and economic conditions in Brazil as well as those of other emerging markets;

•	inflation and exchange rate risks;

•	the Brazilian government’s telecommunications policy;

•	the Brazilian government’s tax policy;

•	the Brazilian government’s political instability; and

•	the adverse determination of disputes under litigation.

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

PRESENTATION OF FINANCIAL INFORMATION

Our consolidated financial statements as of December 31, 2008 and 2007 and for the years ended December 31, 2008, 2007 and 2006 have been prepared in accordance with the accounting practices adopted in Brazil, as prescribed by Brazilian Corporate Law, or the Brazilian GAAP, which differs in certain significant respects from generally accepted accounting principles in the United States, or U.S. GAAP. Notes 36 and 37 to our financial statements appearing elsewhere in this annual report describe the principal differences between the Brazilian GAAP and U.S. GAAP as they relate to us, and provide a reconciliation to U.S. GAAP of net income and shareholders’ equity. These consolidated financial statements have been audited by Ernst & Young Auditores Independentes S.S. (“E&Y” or “Ernst & Young”).

As a result of a change in Brazilian corporate law with respect to financial reporting (Law 11,638), certain changes in accounting criteria became effective for fiscal year 2008.  A CVM rule allows companies to adopt these changes for fiscal year 2008 only, without making changes to comparative 2007 financial information, with disclosure in the notes to the financial statements explaining such accounting treatment.  Based on this CVM rule, we have elected not to restate our 2007 financial statements. Any changes that would have resulted to our financial statements as of and for the year ended December 31, 2007 as a result of applying the new accounting criteria would not be material, and the application of these changes to our financial statements as of and for the year ended 2008 does not have a material effect on the comparability of our 2008 financial statements with our 2007 financial statements. However, some amounts for 2006 and 2007 presented throughout this Form 20-F have been reclassified to conform with the presentation of the 2008 amounts prepared in accordance with the new accounting criteria. Please see Note 3 to our 2008 financial statements for a qualitative and quantitative analysis of the changes resulting from this new accounting criteria.

We have made rounding adjustments to reach some of the figures included in this annual report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

Our consolidated financial statements included in this annual report on Form 20-F and the selected financial data presented for the periods described below have been prepared in accordance with the Corporate Law Method, which is the same basis of accounting used in our annual financial statements published in Brazil, audited by Ernst & Young Auditores Independentes for the fiscal years ended December 31, 2008, 2007, 2006 and 2005, and Deloitte Touche Tohmatsu Auditores Independentes for the fiscal year ended December 31, 2004. Although we adopted law 11,638 effective as of January 1, 2008 (see "Presentation of Financial Information"), certain previously reported amounts for 2006 and 2007 presented below have been reclassified to conform with the presentation of the 2008 amounts prepared in accordance with the new accounting criteria.  See Notes 3 and 4 to the consolidated financial statements.

In October 2005, the CVM introduced Deliberation 488, which had the principal effect of changing the classification on our balance sheet of provisions to assets from liabilities from 2006 onward. Thus, our financial information as represented on our balance sheet as of December 31, 2005 included in this annual report has been reclassified to make it comparable to the corresponding financial information on our balance sheet as of December 31, 2006, 2007 and 2008.

The following tables present a summary of our selected financial data at the dates and for each of the periods indicated. You should read the following information together with our audited consolidated financial statements and the notes thereto included elsewhere in this annual report and with “Item 5—Operating and Financial Review and Prospects.”

	Year ended December 31,
	2008	2007	2006	2005	2004
	(in millions of reais, except for share and per share data)
Income Statement Data:
Brazilian Corporate Law
Net operating revenue	15,979	14,727	14,643	14,395	13,309
Cost of goods and services	(8,726)	(8,029)	(7,781)	(7,717)	(7,496)
Gross profit	7,253	6,698	6,862	6,678	5,813
Operating expenses, net	(3,523)	(3,051)	(2,607)	(2,805)	(2,504)
Operating income before financial expense, net	3,730	3,647	4,255	3,873	3,309
Financial expense, net	(228)	(307)	(331)	(460)	(404)
Income before tax and social contribution	3,502	3,340	3,924	3,413	2,905
Income tax and social contribution	(1,082)	(977)	(1,108)	(871)	(724)
Net Income	2,420	2,363	2,816	2,542	2,181
Earnings per share in reais	4.78	4.67	5.57	5.17	0.0044
Cash Dividends per share in reais, net of withholding tax:
Common Shares	4.54	5.25	5.58	6.89	5.63
Preferred Shares	4.99	5.77	6.14	7.58	6.20
U.S. GAAP
Net operating revenue	22,017	20,472	20,293	19,870	18,330
Operating income	3,803	3,635	4,305	4,026	3,471

	Year ended December 31,
	2008	2007	2006	2005	2004
	(in millions of reais, except for share and per share data)
Net income	2,500	2,370	2,930	2,638	2,184
Net income per share:
Earnings per share—Common shares—basic	4.63	4.39	5.48	5.02	4.05
Weighted average number of common shares outstanding—basic	168,609,291	168,609,292	167,242,724	164,734,052	165,320,207
Weighted average number of common shares outstanding—diluted	168,638,238	168,609,292	167,242,724	164,734,052	165,320,207
Earnings per share—Preferred shares—basic	5.10	4.83	6.02	5.52	4.61
Weighted average number of preferred shares outstanding—basic	337,232,189	337,232,189	334,342,809	328,130,540	328,272,073
Weighted average number of preferred shares outstanding—diluted	337,276,489	337,232,189	334,342,809	328,130,540	328,272,073

	December 31,
	2008	2007	2006	2005	2004
	(in millions of reais, except per share data)
Balance Sheet Data:
Brazilian Corporate Law
Property, plant and equipment, net	9,869	10,260	11,651	12,358	13,369
Total assets	19,992	18,950	18,146	17,760	18,752
Loans and financing—current portion	519	806	1,829	247	530
Loans and financing—non-current portion	3,217	2,503	510	2,151	2,226
Shareholders’ equity	10,046	9,905	10,610	10,204	11,399
Capital stock	6,575	6,575	6,575	5,978	5,978
Number of shares outstanding (in thousands) (1)	505,841	505,841	505,841	492,030	493,592,279
U.S. GAAP
Property, plant and equipment, net	9,909	11,280	12,018	12,726	13,700
Total assets	20,878	20,203	18,825	18,140	19,159
Loans and financing—current portion	519	808	1,828	256	478
Loans and financing—non-current portion	3,221	2,503	510	2,151	2,231
Shareholders’ equity	10,624	10,478	10,823	10,265	11,422
________________
(1)
On May 11, 2005, the shareholders approved a reverse stock split in the proportion of 1,000 (one thousand) shares to 1 (one) share of the same class. Had the reverse stock split occurred on December 31, 2004, shares outstanding would be 493,592 and earnings per share under Brazilian Corporate Law would have been R$4.40 as of December 31, 2004.

	December 31,
	2008	2007	2006	2005	2004
	(in millions of reais except when indicated)
Cash Flow Data:
Brazilian Corporate Law
Operating activities:
Cash provided by operations	5,130	4,778	5,007	5,538	5,606
Investing activities:
Net cash used in investing activities	(2,075)	(2,318)	(1,885)	(1,667)	(1,415)
Financing activities:
Cash used in financing activities	(2,247)	(1,740)	(3,372)	(3,647)	(4,167)
Increase (decrease) in cash and cash equivalents	808	720	(250)	224	24
Cash and cash equivalents at beginning of year	933	213	463	239	215
Cash and cash equivalents at end of year	1,741	933	213	463	239

Exchange Rates

The Brazilian Central Bank allows the real/dollar exchange rate to float freely. The real/dollar exchange rate has been established mainly by the Brazilian interbank market and has fluctuated considerably. The Brazilian

Central Bank has intervened occasionally to control unstable movements in the exchange rate. However, the exchange market may continue to be volatile, and the real may depreciate or appreciate substantially in relation to the U.S. dollar in the future. It is not possible to predict whether the Brazilian Central Bank or the Brazilian government will continue to let the real float freely or will intervene in the exchange rate market.

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

Since March 17, 2008, Brazilian exporters are allowed to keep 100% of income from exports outside of Brazil. In addition, the foreign exchange mechanism was simplified to provide for the simultaneous purchase and sale of foreign currency through the same financial institution and using the same exchange rate.

The following tables set forth the exchange rate (rounded to the nearest tenth of a cent), expressed in reais per U.S. dollar (R$/US$) for the periods indicated, as reported by the Central Bank.

	Exchange Rate of R$ per US$
	Low	High	Average(1)	Year-End
Year ended December 31,
2004	2.654	3.205	2.917	2.654
2005	2.163	2.762	2.413	2.341
2006	2.059	2.371	2.168	2.138
2007	1.732	2.156	1.929	1.771
2008	1.559	2.500	1.833	2.337
_____________
Source:   Central Bank of Brazil, PTAX.

(1)	Represents the average of the exchange rates (PTAX) on the last day of each month during the relevant period.

	Exchange Rate of R$ per US$
	Low	High
Month Ended
October 31, 2008	1.921	2.392
November 30, 2008	2.121	2.428
December 31, 2008	2.337	2.500
January 31, 2009	2.189	2.380
February 28, 2009	2.244	2.392
March 31, 2009	2.237	2.422
April 2009 (through April 9)	2.176	2.289
_____________
Source:   Central Bank of Brazil, PTAX.

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

Our business may be vulnerable to the current disruptions and volatility in the global financial markets.

The global financial system has experienced difficult credit and liquidity conditions and disruptions leading to greater volatility. Since the fall of 2008, global financial markets deteriorated sharply and a number of major foreign financial institutions, including some of the largest global commercial banks, investment banks, mortgage lenders, mortgage guarantors and insurance companies, were experiencing significant difficulties including runs on their deposits and inadequate liquidity.

In an attempt to increase liquidity in the financial markets and prevent the failure of the financial system, various  governments have intervened on an unprecedented scale, but there is no assurance that these measures will successfully alleviate the current financial crisis.

Despite the extent of the above-mentioned intervention, global investor confidence remains low and credit remains relatively lacking. Continued or worsening disruption and volatility in the global financial markets could have a material adverse effect on our ability to access capital and liquidity on acceptable financial terms, and consequently on our operations. Furthermore, an economic downturn could negatively affect the financial stability of our customers, which could result in a general reduction in business activity and a consequent loss of income for us.

Political instability may have an adverse impact on the Brazilian economy and on our business.

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

Brazil has historically experienced high rates of inflation. Inflation and certain of the government’s measures taken in the attempt to curb inflation have had significant negative effects on the Brazilian economy. The Consumer Prices Index (Índice de Preços ao Consumidor), or the IPCA, published by the Instituto Brasileiro de Geografia e Estatística, rose 5.9% in 2008, reaching the target fixed by the National Monetary Council. The inflation rate was 4.5% in 2007, 3.1% in 2006, 5.7% in 2005 and 7.6% in 2004.

Since 2006, telephone fees for fixed-line services have been indexed to the Indice de Serviços de Telecomunicações (Telecommunications Service Index or IST), which is a basket of national indexes that reflect our industry’s operating costs. As a result, this index serves to reduce the apparent incongruity between our industry’s revenues and costs, and thus reduce the apparent adverse effects of inflation upon our operations. In contrast, Brazilian monetary policy has been using the IPCA as an inflation targeting system. The inflation target for 2009 is 4.5% and if inflation increases beyond this target, basic interest rates may rise, causing direct effects on the cost of debt and indirect effects on the demand for telecommunication goods and services.

Our results of operations have been negatively affected by a decrease in our customer growth and could also be affected if our rate of customer turnover increases.

Our rate of acquisition of new customers can be negatively affected by market penetration. For example, our fixed-line customer base decreased 1.2% from December 31, 2006 to December 31, 2007 and decreased another 2.5% from December 31, 2007 to December 31, 2008. The decrease was mostly due to an increase in competition in the fixed telephony industry from cable and fixed-wireless operators, and an increase in substitution of fixed lines with mobiles. This decrease in customer acquisition has negatively affected our results of operations and could continue to do so in the future. In addition, if our rate of customer turnover were to increase significantly, our results of operations and or competitive position could be adversely affected. Several factors could influence our rate of acquisition of new customers and our rate of customer turnover, including competitive pressures from mobile telecommunication service providers and other fixed-line telecommunications providers, and economic conditions in Brazil.

Fluctuations in the real/U.S. dollar exchange rate may adversely affect our ability to pay U.S. dollar-denominated or U.S. dollar–linked obligations and could lower the market value of our preferred shares and ADSs.

The Brazilian currency has experienced devaluations in the past. The real was devalued against the U.S. dollar by 18.7% in 2001 and 52.3% in 2002. Over the next few years, in contrast, the real began appreciating against the U.S. dollar, increasing 18.2%, 8.1%, 11.8%, 8.7% and 17.2%, respectively, in 2003, 2004, 2005, 2006 and 2007.  However, the real depreciated against the U.S. dollar by 31.9% in 2008.  It should be noted that the IST, the current index applicable to telecommunication fees for fixed-line services, does not adequately reflect the true effect of exchange rate fluctuations as compared to the previously applicable index, the IGP-DI. Thus, since 2006, telecommunication revenues, when converted to U.S. dollars, do not adequately reflect the true effect of exchange rate fluctuations, so that our results of operations could be adversely affected. See “— Selected Financial Data — Exchange Rates” for more information on exchange rates.

As of December 31, 2008, 13.7% of our R$3.74 billion total indebtedness was denominated in foreign currencies, primarily in Japanese yen, Euro and U.S. dollars.  As of December 31, 2008, we had currency hedges in place to cover virtually all of our foreign currency-denominated bank debt. Part of the costs relating to our network infrastructure is payable or linked to payment by us in U.S. dollars. However, other than income derived from hedging transactions and international long distance interconnection, all of our revenues are generated in reais. To the extent that the value of the real decreases relative to the U.S. dollar, our debt becomes more expensive to service and it becomes more costly for us to acquire technology and goods necessary to operate our business that have their prices linked to exchange rate fluctuations. The additional costs from our debt, however, are offset by revenues from corresponding hedging transactions and the exposure of our capital expenditures is constantly monitored so that it does not reach a material amount. Nevertheless, currency fluctuations are expected to continue to affect our financial income and expenses.

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

Brazilian law allows that, whenever there is a significant imbalance in Brazil’s balance of payments or a significant possibility that such imbalance will exist, the Brazilian government may impose temporary restrictions on capital outflows. Such restrictions could hinder or prevent the holders of our preferred shares or the depositary for the ADSs from remitting dividends abroad. The Brazilian government imposed restrictions on capital outflows for a six-month period at the end of 1989. If similar restrictions are introduced in the future, they would likely have an adverse effect on the market price of our preferred shares and ADSs.

Increases in interest rates may have a material adverse effect on our business.

The Central Bank’s Monetary Policy Committee (Comitê de Política Monetária do Banco Central – COPOM), establishes the basic interest rate target for the Brazilian financial system by reference to the level of economic growth of the Brazilian economy, the level of inflation and other economic indicators. As of December 31, 2004,

2005, 2006, 2007 and 2008, the basic interest rate was 17.8%, 18.0%, 13.3%, 11.3% and 13.8%, respectively, and as of March 31, 2009, was 11.25%. Increases in interest rates may have a material adverse effect on us.

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

Our business is subject to extensive government regulation. ANATEL, which is the primary telecommunications industry regulator in Brazil, is responsible for, among other things:

•	industry policies and regulations;

•	licensing;

•	fees and tariffs;

•	competition;

•	telecommunications resource allocation;

•	service standards;

•	technical standards;

•	quality standards;

•	interconnection and settlement arrangements; and

•	supervision of universal service obligations.

For futher information concerning specific regulations or resolutions issued by ANATEL, refer to section “Item 5.A −Operating and Financial Review and Prospects−Operating Results−Regulatory and Competitive Factors.”

Our concession may be terminated by the Brazilian government under certain circumstances.

We operate our business under a concession granted by the Brazilian government. According to the terms of the concession, we are obligated to meet certain universal service requirements and to maintain minimum quality and service standards. For example, ANATEL requires that we satisfy certain conditions with respect to, among other things, expansion of our network to provide public pay-phone service for all areas with populations in excess of 100, expansion of our network to provide private individual telephone service for all areas with populations in excess of 300, and, with respect to quality of service, targets for the number of call completions. Our ability to satisfy these terms and conditions, as well as others, may be affected by factors beyond our control. Our failure to comply with the requirements of our concession may result in the imposition of fines up to R$50.0 million or other government actions, including the termination of our concession. Any partial or total revocation of our concession would have a material adverse effect on our financial condition and results of operations. Moreover, the concession agreements establish that all assets owned by the Company and which are indispensable to the provision of the services described in such agreements are considered reversible assets and are deemed to be part of the concession assets. The assets will be automatically returned to ANATEL upon expiration of the concession agreements, according to the regulation in force at that time. On December 31, 2008, the net book value of reversible assets is estimated at R$6.9 billion, which is comprised of switching and transmission equipment and public use terminals, external network equipment, energy equipment and system and operation support equipment.

The expiration date of the original concession agreements was December 31, 2005, but it has since been renewed as of December 22, 2005 for an additional 20-year term. A Public Notice (consulta pública) was published on March 31, 2009 with the proposed revisions to the concession contracts. ANATEL will accept comments until June 1, 2009, and then it is expected that it will revise the concession contracts in 2010.

We face substantial competition from other fixed-line providers that may reduce our market share.

We have experienced, and expect to continue to experience, market adjustments in which providers take actions in order to compete for clients, especially corporate and premium residential clients.  Such actions result in pressure on market prices and shifts in market share.

At the end of 2008, ANATEL approved a change to the General Plan of Grants or Plano Geral de Outorgas, allowing fixed-line providers to hold concession licenses within the same business group in more than one region.  This change allowed for the merger between Oi and Brasil Telecom, operators in Regions I and II, respectively, thus redefining the competitive landscape in Brazil.

Number Portability was also introduced in 2008, which we expect will result in significant changes in the competitive dynamic of the Brazilian telecommunications market.  Number Portability allows clients within a limited geographic locale to relocate or change their telephone operator without the need to change their telephone number (for either a fixed or mobile line). Number Portability was introduced for certain of our clients in September of 2008 and as of December 31, 2008, approximately 18% of our clients had Number Portability rights. Number Portability rights for all of our clients became effective in March 2009. Though it is difficult to estimate the impact of Number Portability on the Brazilian telecommunications market, we expect, as an operator with significant market share, that we will initially lose more clients (and hence, market share) than we gain as a result of this change.

Any loss of market share as a result of competition from fixed-line providers could have an adverse effect on our business, financial condition and results of operations.

We face increasing competition from cellular service providers.

Rapid growth of the cellular telecommunications industry and intense competition among cellular service providers have resulted in lower prices for cellular services. Cellular services are increasingly becoming an alternative to fixed-line services, primarily for residential customers. We expect this to negatively impact the use of fixed telecommunications services and, therefore, mobile services are still the main competitive product to our services. Certain fixed-line services operating on mobile platforms are already common in the market, wherein a user will have two numbers, a mobile number and a fixed number, the latter functioning only in the user’s area of residence or “home zone.”  Additionally, with Oi and AEIOU now operating in the state of São Paulo beginning in the second half of 2008, competition in the mobile telecommunications market has intensified, putting further pressure on the fixed-line telecommunications market. Any loss of market share as a result of competition from cellular service providers could have an adverse effect on our business, financial condition and results of operations.

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

As an example of the alternative technology, in December 2007, ANATEL auctioned frequencies for 3G services (third generation cellular telephone services) at premiums of almost 80% over minimum bid prices, for which all current operators as well as other new entrants into the market submitted bids. The 3G networks allow mobile broadband access at speeds and prices competitive with currently offered fixed broadband services, which could have an adverse effect on Speedy’s growth and our results.  Currently, all current mobile operators in the State of São Paulo (except AEIOU) provide 3G services at prices competitive with those of the fixed technology players in the market.

We seek to invest in new technology to remain competitive in a rapidly changing market.  If we do not make sufficient investments in new technology or if our networks and technologies otherwise become outdated or obsolete, we may not be able to compete effectively against new, alternative technologies, which could have an adverse affect on our business, financial condition and results of operations.

Risks Relating to the Preferred Shares and the ADSs

Holders of our ADSs may face difficulties in serving process on or enforcing judgments against us and other persons.

We are organized under the laws of Brazil, and most of our directors and executive officers and our independent public accountants reside or are based in Brazil. Substantially all of our assets and those of these other persons are located in Brazil. As a result, it may not be possible for holders of the ADSs to effect service of process upon us or these other persons within the United States or other jurisdictions outside Brazil or to enforce against us or these other persons judgments obtained in the United States or other jurisdictions outside Brazil. Because judgments of U.S. courts for civil liabilities based upon the U.S. federal securities laws may only be enforced in Brazil if certain conditions are met, holders may face greater difficulties in protecting their interests due to actions by us, our directors or executive officers than would shareholders of a U.S. corporation.

Holders of Our Preferred Shares and ADSs generally do not have voting rights.

In accordance with Brazilian Corporate Law and our bylaws, holders of our preferred shares, and therefore of our ADSs, are not entitled to vote at meetings of our shareholders, except in limited circumstances set forth in “Item 10.B—Additional Information—Memorandum and Articles of Association.”

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

An exchange of ADSs for preferred shares risks the loss of certain foreign currency remittance and Brazilian tax advantages.

The ADSs benefit from the certificate of foreign capital registration, which permits The Bank of New York, as depositary, to convert dividends and other distributions with respect to preferred shares into foreign currency, and to remit the proceeds abroad. Holders of ADSs who exchange their ADSs for preferred shares will then be entitled to rely on the depositary’s certificate of foreign capital registration for five business days from the date of exchange. Thereafter, they will not be able to remit non-Brazilian currency abroad unless they obtain their own certificate of foreign capital registration, or unless they qualify under Resolution 2,689 of the Central Bank of Brazil, dated January 26, 2000 and issued by BACEN, which entitles certain investors to buy and sell shares on Brazilian stock exchanges without obtaining separate certificates of registration.

If holders of ADSs do not qualify under Resolution 2,689, they will generally be subject to less favorable tax treatment on distributions with respect to our preferred shares. There can be no assurance that the depositary’s certificate of registration or any certificate of foreign capital registration obtained by holders of ADSs will not be affected by future legislative or regulatory changes, or that additional Brazilian law restrictions applicable to their investment in the ADSs may not be imposed in the future.

Holders of our preferred shares will be subject to, and holders of our ADSs could be subject to, Brazilian income tax on capital gains from sales of preferred shares or ADSs.

Brazilian Law No. 10,833 provides that gains on the disposition of assets located in Brazil by non-residents of Brazil, whether to other non-residents or to Brazilian residents, will be subject to Brazilian taxation. The common shares and preferred shares are expected to be treated as assets located in Brazil for purposes of the law, and gains on the disposition of common shares and preferred shares, even by non-residents of Brazil, are expected to be subject to Brazilian taxation. In addition, the ADSs may be treated as assets located in Brazil for purposes of the law, and therefore gains on the disposition of ADSs by non-residents of Brazil may also be subject to Brazilian taxation. Although the holders of ADSs outside Brazil may have grounds to assert that Law No. 10,833 does not apply to sales or other dispositions of ADSs, it is not possible to predict whether that understanding will ultimately prevail in the courts of Brazil, given the general and unclear scope of Law No. 10,833 and the absence of judicial court rulings in respect thereto. See “Item 10. E—Additional Information—Taxation—Brazilian Tax Considerations.”

Certain Factors Relating to Our Controlling Shareholder

Our controlling shareholder has strong influence over our business.

Telefónica Internacional S.A., or Telefónica Internacional, our principal shareholder, currently owns directly and indirectly approximately 85.57% of our voting shares and 87.95% of our total capital. See “Item 7.A—Major Shareholders and Related Part Transactions—Major Shareholders” and “Item 7.B—Major Shareholders and Related Part Transactions —Related Party Transactions.” As a result of its share ownership, Telefónica Internacional has the power to control us and our subsidiaries, including the power to elect our directors and officers and to determine the outcome of any action requiring shareholder approval, including transactions with related parties, corporate reorganizations and the timing and payment of our dividends. Given this degree of control over our company, circumstances could arise under which the interests of Telefónica Internacional could be deemed to be in conflict with the interests of our other shareholders.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

General

Following the restructuring and privatization of Telebrás, discussed below, we were incorporated on May 22, 1998, as a corporation (sociedade anônima) organized under the laws of the Federative Republic of Brazil. We are registered with the CVM, as a publicly held company and our stock is traded on BM&FBOVESPA. We are also registered with the SEC in the United States and our ADSs are traded on the New York Stock Exchange, or the NYSE. Our headquarters are located at Rua Martiniano de Carvalho, 851, 01321-001, São Paulo, SP, Brasil. Our telephone number is 55-11-3549-7922.

As of December 31, 2008, we had 168,609,291 outstanding common shares, with no par value per share, and 337,232,189 preferred shares, with no par value per share. Our shareholders’ equity was in the amount of R$10 billion  as presented under the Brazilian Corporate Law Method.

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

We also provide multimedia communication services (“serviços de comunicação multimídia” or “SCM”) such as audio, data, voice and other sounds, images, texts and other information. ANATEL granted the SCM license with Act No. 33,791 of February 14, 2003. Telesp possesses one license, for Sectors 31 (our predecessor company’s area prior to the reorganization), 32 (the area corresponding to Ceterp prior to our acquisition) and 34 (CTBC Borda’s area prior to the reorganization).

In March 14, 2007 ANATEL conceded to A.Telecom S.A., one of our wholly-owned subsidiaries, the license to offer Pay TV services through DTH (“Direct to the Home” - a special type of service that uses satellites for the direct distribution of television and audio signals for subscribers). We began offering Pay TV services on August 12, 2007.

On October 31, 2007, the board of ANATEL approved, from a regulatory perspective, the association between Grupo Abril and the Company, which involved, among other transactions, the acquisition of all of the operations of Multichannel Multipoint Distribution Service (MMDS), a special license that allows us to offer Pay TV and broadband services through our subsidiary Telefonica Sistemas de Televisão S.A. The transaction continues to be analyzed by ANATEL, solely with respect to antitrust matters, and will be finally reviewed by CADE.

On February 16, 2009, ANATEL extended the authorization until 2024 for the use of the spectrum frequencies associated to the MMDS in the cities of São Paulo, Curitiba, Rio de Janeiro and Porto Alegre.

In 2008, the Company pioneered the launch of internet access through fiber optic cables (“Fiber to the Home” - FTTH) for non-commercial customers in Jardins, a neighborhood in São Paulo. Aside from the offer of an internet connection with high-speed capacities of 8 Mbps and 30 Mbps, various bundles were also offered, including Wi-Fi, Digital TV, 2,000 minutes of local and intra-state calls, anti-virus protection, call identification, technical assistance and specific call center assistance.

As of December 31, 2008, our telephone network included 11.7 million fixed lines in service, 2.5 million broadband clients and 0.5 million Pay TV clients. Of the access lines in service, approximately 73% were residential, 22% were commercial, 2% were public telephone lines and 3% were for our own use and testing.

Historical Background

The Restructuring and Privatization

After the incorporation of Telecomunicações Brasileiras S.A. - Telebrás in 1972, Telebrás and its operating subsidiaries, collectively, the “Telebrás System” acquired almost all of the telephone companies in Brazil and monopolized the provision of public telecommunications services in virtually all areas of the country.

In May 1998, just prior to its privatization under the General Telecommunications Law, the Telebrás System was restructured to form, in addition to Telebrás, twelve new holding companies. Virtually all assets and liabilities of Telebrás were transferred to the new holding companies, or the “new holding companies.”

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

The Reorganization of TelespPar

On November 30, 1999, the shareholders of TelespPar approved a reorganization involving a series of mergers, whereby Telespar became the telecommunications services company operating under our current name, Telecomunicações de São Paulo S.A. - Telesp.

Ceterp’s Acquisition

On December 20, 1999, we began the acquisition, through a public auction from the municipal government of the City of Ribeirão Preto, in the State of São Paulo, 51.0% of the voting shares and 36.0% of the total share capital of Centrais Telefônicas de Ribeirão Preto S.A., or Ceterp. Ceterp provided fixed-line and cellular services in the State of São Paulo, outside the Telebrás System, and had been one of our minor competitors.

On December 27, 2000, Ceterp was merged with and into us.

The Spin-off of Certain Data Transmission Operations

On August 3, 2000, the wholly-owned subsidiary Telefônica Empresas S.A. was created with the corporate goal of providing Switched Package Network services. On November 24, 2000, the Company completed a capital increase for Telefônica Empresas S.A. in local currency through the valuation of assets related to the Switched Package Network services, including valuation of a transfer of the authorization to provide that service. On January 30, 2001, the independent Brazilian corporation Telefônica Data Brasil Holding S.A. (TDBH) was created through a shareholder-approved spin-off of the data transmission operations performed by Telefónica Empresas S.A. This spin-off was part of Telefónica’s global business reorganization to allow managerial and operational consolidation of business lines through separate, but affiliated, global business units and to enhance the strategic and competitive position of the group. At that time and based on the opinion of external consultants, the management of the company understood that it would be in the best interest of the company to segregate the assets and operating activities related to the rendering of the Switched Packaged Network services, transferring all the shares of Telefónica Empresas S.A. to the then newly-created TDBH. After five years, management of the company and TDBH determined that the segregation of Telefónica Empresas S.A. reached the expected objectives, which were: (i) consolidation of the Multimedia Communications Service (SCM) in the corporate segment, both in terms of technical specialty as well as client portfolio; and (ii) execution of specific investments that allowed a significant growth of Telefónica Empresas S.A.. Nevertheless, the management of the company and TDBH determined that the considerable increase in competition within this market, dominated by companies directly tied to large national and foreign groups, together with the transactional costs involved, provided an opportunity to merge its operations and increase technological expertise and the development of new products. Accordingly, the merger of the companies’ operations was effective July 2006. See “—The SCM Restructuring.”

Attainment of ANATEL Targets

Telesp’s business, services and tariffs have been regulated by ANATEL since June 16, 1997, in accordance with various decrees, decisions, plans and regulatory measures. We became the first operator to achieve ANATEL’s service targets. As a result, ANATEL granted us a license to offer domestic and international long-distance services to our customers. On September 30, 2001, in anticipation of a December 31, 2003 deadline, we achieved the service offering targets set by ANATEL in respect of network expansion and service universalization. This was acknowledged by ANATEL through Act 23,395 of March 1, 2002. Pursuant to our fulfillment of the targets, on April 29, 2002, ANATEL granted us a concession allowing us to offer international and interregional long-distance services outside our concession region of São Paulo to the whole country, thereby enabling us to have a presence throughout Brazil. Accordingly, on May 7, 2002, we began providing international long-distance services and on July 29, 2002, we began providing interregional long-distance service. See “—Regulation of the Brazilian Telecommunications Industry—Obligations of Telecommunications Companies—Network Expansion & Quality of Service” for information relating to ANATEL’s network expansion and universal service targets.

The Board of Directors of ANATEL, at ANATEL’s meeting held on January 29, 2003, granted Telesp the authorization to use the SCM nationwide. The Company may now offer voice and data services through various points of presence composed of networks and telecommunication circuits.

On July 6, 2003, mobile telephony operators started to implement a long-distance carrier selection (CSP) that enables the client to determine the long-distance carrier for each domestic long-distance call (VP2 and VP3) or international call, in accordance with the SMP (Mobile Personal Service) rules. As a result, the Company, having acknowledged the revenues from these long distance services, started to pay the mobile telephony operators for the use of their networks.

On September 4, 2004, the rules dictated by Resolution No. 373, dated as of June 03, 2004, were implemented to carry out the reconfiguration of the local areas for the Switched Fixed Telephony Service (STFC). As a consequence, all calls previously billed at domestic long distance rates (DC level – Áreas Conurbadas) are now billed at lower rates as local calls. In São Paulo, this modification involved 53 municipalities, of which 39 are in Grande São Paulo.

Acquisition and Reorganization of Atrium

On December 30, 2004, we acquired indirect control of Atrium Telecomunicações Ltda. from Launceston Partners CV. Atrium provides various types of telecommunications services in Brazil, including internet and intranet services, telecommunications management services and the sale and rental of telecommunications systems and related equipment. The acquisition was carried out through the purchase of the total share capital of Santo Genovese Participações Ltda., which held 99.99% of the representative share capital of Atrium.

On November 21, 2005, we approved the corporate reorganization of our wholly-owned companies A. Telecom S.A. (formerly Assist Telefónica S.A.), Santo Genovese Participações Ltda., or Santo Genovese and Atrium Telecomunicações Ltda., or Atrium, which was implemented and became effective on March 1, 2006.

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

Following the approval of this restructuring: (i) TDBH was dissolved; (ii) its shareholders received shares of our common or preferred stock, or ADSs, as appropriate; (iii) we succeeded TDBH in all of its rights and obligations; and (iv) T-Empresas became our wholly-owned subsidiary. The transfer to Telesp of the spun-off components of T-Empresas did not result in any increase or decrease in the net equity of Telesp, nor in the number of shares that comprise its capital stock.

With respect to TDBH’s Merger into us, certain minority shareholders tried to suspend our General Shareholders Meeting by contesting the appraisal of the share exchange ratio provided by NM Rothschild & Sons (Brasil) Ltda. by obtaining an injunction from the 14th civil chamber of the central forum of the district court of São Paulo. The injunction was lifted on July 28, 2006, and the merger became legally effective. The main action (Ação Ordinária No. 583.00.2006.156920-5) has not yet been resolved in the lower court.

On January 31, 2008, at the 22nd General Shareholders Meeting of Telefónica Empresas S.A., the only shareholder of which is Telesp, it was resolved to change the corporate name of Telefónica Empresas S.A. to Telefónica Data S.A.

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

On October 31, 2007, the board of ANATEL concluded the regulatory review of the association between Grupo Abril and the Company, approving the transaction, which involves (i) the acquisition of all of the operations of MMDS (Multichannel Multipoint Distribution Service) and broadband, and (ii) the acquisition of a significant stake, within the limit of the foreseen effective laws and regulations, in the cable television dealers controlled by Grupo Abril within and outside of the State of São Paulo. This decision was published in the Official Gazette of the Federal Executive on November 19, 2007. The transaction continues to be analyzed by Anatel, solely with respect to antitrust matters, and will be finally reviewed by CADE (Conselho Administrativo de Defesa Econômica), the Competition Authority.

The Telesp stockholders, in the extraordinary general meeting held on November 23, 2007, ratified the entering into of the Agreement, its amendments and annexes, and approved the implementation of the deal and the signature of all documents necessary for its complete formalization.

As a result of this transaction, Navytree Participações S.A (“Navytree”) became a wholly-owned subsidiary of Telesp, and our provision of broadband services became centralized.

On June 10, 2008, at the General Shareholders Meeting of Navytree, the corporate name of Navytree was changed to Telefônica Televisão Participações S.A (“TTP”).

Recent Developments

Corporate Reorganization involving DABR and TTP

On October 21, 2008, the Company’s Board of Directors and the shareholders of Telefônica Televisão Participações S.A. (“TTP”) and Telefônica Data Brasil Participações Ltda. (“DABR”) approved a corporate reorganization that consisted of the merger of TTP and DABR into us.

On November 11, 2008, the merger of TTP and DABR was approved by our Extraordinary Shareholders Meeting.

The reorganization allowed the Company to increase synergies, reduce managerial risk, simplify the corporate administrative structure and reduce costs, while also providing tax benefits expected to reduce the Company’s income tax and other taxes assessed on revenue and income, thereby improving the Company’s cash flows. The reorganization and the goodwill amortization were structured as to avoid any assumption of indebtedness by Telesp and to minimize any negative impact on the future results of the Company.

As a result of this restructuring: (i) TTP was dissolved; (ii) its shares were cancelled and Telesp’s participation in TTP was exchanged for the respective net assets, without any increase in capital stock or issuance of new shares for Telesp; (iii) Telesp assumed all rights and obligations of TTP, (iv) administrative costs were reduced, the goodwill in connection with the acquisition of TTP was transferred to Telesp, which can be amortized will result in a tax benefit of R$288 million, based on future yield, and (v) since TTP was a wholly-owned subsidiary of Telesp, the transfer to Telesp of the net equity of TTP did not result in any increase or decrease in the net equity of Telesp nor in the number of shares that comprise its capital stock.

Moreover, following the approval of this restructuring: (i) DABR was dissolved; (ii) Telesp succeeded DABR in all of its rights and obligations; (iii) Telesp’s capital stock held by DABR was directly attributed to the controlling shareholder of DABR, SP Telecomunicações Participações Ltda., in exchange for the interests it then held in DABR, and the shares retained the same rights as the shares issued by Telesp; (iv) an increase in Telesp’s capital resulted, without the issuance of new shares; (v) DABR’s net worth – comprising an amount equivalent to DABR’s investment in Telesp and an amount corresponding to goodwill resulting from the shares received by Telesp – was transferred to Telesp, and the amortization of the goodwill resulted in a fiscal benefit to Telesp, which was accounted for in Telesp’s Goodwill Special Reserve account in net equity, which shall be capitalized to the Company’s controlling shareholder, SP Telecomunicações Participações Ltda., at which time the minority shareholders will be assured the right of first refusal to subscribe said capital increase and any amounts paid by them shall be delivered to the controlling shareholder; and (vi) the capitalization of the portion of the Goodwill Special Reserve in share capital, in the amount corresponding to the fiscal benefit, will be realized at the end of each fiscal year to the extent that this benefit represents an effective decrease in the taxes paid by Telesp.

Corporate Structure and Ownership

Our general corporate and shareholder structure is as follows:

Capital Expenditures

We are permitted to determine our own capital expenditure budget, subject to compliance with certain obligations to expand service under the concession. With this in mind, we were focused in voice services in order to comply with ANATEL’s targets and to provide quality service for clients. Also, in order to achieve a consolidated position in the broadband and Pay TV market, during 2008 the focus of our capital expenditure has been, and continues to be, expanding, modernizing and upgrading our ADSL network, increasing the base of Pay TV and lauching a new FTTx network (Fiber-To-The-Home).

The following table sets forth our capital expenditures for each year in the three-year period ended December 31, 2008.

	Year ended December 31,
	2008	2007	2006
	(in millions of reais)
Switching equipment	61.1	54.7	31.3
Transmission equipment	226.6	264.5	122.9
Infrastructure	56.0	45.6	60.8
External network	433.4	356.0	382.1
Data transmission	559.8	444.7	307.2
Line support equipment	471.8	380.2	297.7
Administration (general)	459.2	368.5	329.3
Long-distance	-	-	35.2
Other	74.6	78.3	154.9
Total capital expenditures	2,342.5	1,992.5	1,721.4

In addition to the consolidation of our broadband market position, the primary focus of our capital expenditure program has been, and continues to be, the expansion, modernization and digitalization of the network in order to comply with ANATEL’s targets and to provide quality service for our clients. See “—Business Overview—Regulation of the Brazilian Telecommunications Industry—Obligations of Telecommunications Companies.”

We anticipate that our capital expenditures for 2009 will be approximately R$2.4 billion. We expect to fund these expenditures with funds internally generated from our operations and through debt.

B. Business Overview

Our Region

The State of São Paulo covers an area of 248,809 square kilometers, representing approximately 2.9% of Brazil’s territory. The population of the State of São Paulo is approximately 40.6 million, representing 21.6% of Brazil’s total population. Based on the most recent data available, the gross domestic product, or GDP, of the State of São Paulo in 2007 was an estimated R$855.02 billion, or approximately US$439 billion, representing approximately 33% of Brazil’s GDP for the year. The State of São Paulo’s annual per capita income during 2007 was an estimated R$20,522, or approximately US$11,537.

The concessions granted by the Brazilian government in 1998 and renewed in 2006 allow us to provide fixed-line telecommunications services to a region that includes most—approximately 95%—of the State of São Paulo. The portion of the State of São Paulo that is excluded from our concession region represents approximately 1.5% of total lines in service and 2.2% of the population in the state. This concession is operated by CTBC Telecom.

Our concession region is Region III, which is comprised of 622 municipalities, including the City of São Paulo, with an aggregate population of approximately 40.6 million. Of the municipalities in Region III, 70 have populations in excess of 100,000. The City of São Paulo has a population of approximately 11 million. According to the plan established by the federal government, whereby the government granted licenses to four providers of fixed-line telecommunications services, the State of São Paulo was divided into four sectors, including Sectors 31 (our predecessor company’s area prior to the reorganization), 32 (the area corresponding to Ceterp prior to our acquisition), 33 (corresponding to the portion of the State of São Paulo that we do not service) and 34 (CTBC Borda do Campo area prior to the reorganization). Through transactions that took place in November 1999 and December 2000, CTBC Borda do Campo and Ceterp merged into our company, which now holds Sectors 31, 32 and 34. Sector 33 is held by CTBC Telecom. According to the Presidential Decree regarding the new General Plan of Grants, published in the Diário Oficial da União on November 21, 2008, we were given a period of 18 months for the unification of the three sectors for which we act as a concessionaire (sectors 31, 32 and 34).

On May 7, 2002, we began offering international and interregional long distance service and on July 29, 2002, we started offering international long distance service. The conditions for the provision of interregional and international long-distance services outside the concession area contemplate that providers already operating services under a selection code (a two-digit code to be input by the caller as a prefix to the number dialed) shall keep such code under the new licenses authorizing operation outside the applicable concession area. Accordingly, we continue using the provider selection code “15” that permits our callers to originate calls using our services even though they are outside our concession area. All interregional and international cellular calls, whether in our concession area or that of another provider, dialed using Personal Mobile Service—SMP, through which mobile services users choose the provider for interregional and international long-distance calls, and which requires dialing our code “15” in order to use our services. See “—Services—Network Services.”

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

In March 2002, ANATEL certified our compliance with the 2003 universal service targets and authorized us in April 2002 to start providing local and intraregional services in certain regions in which we were not operational and interregional and international long-distance services throughout Brazil. See “—Competition” and “—Regulation of the Brazilian Telecommunications Industry—Obligations of Telecommunications Companies—Public Regime-Service Restrictions.”

We provide interconnection services to cellular service providers and other fixed telecommunications companies through the use of our network. In April 1999, we also began to sell handsets and other telephone equipment through A. Telecom S.A. (formerly Assist Telefónica S.A.), our wholly-owned subsidiary. Until January 2001, we provided data transmission services, but spun off our data transmission operations into TDBH. See “—History and Development of the Company—The SCM Restructuring.”

The monthly and usage fees for our services (local and long-distance) were initially determined in our concession agreements. From March 2007 until July 31, 2007, the billing system was converted to a minute basis and the former measurement based on pulses was discontinued for all customers. Our concession agreements also set forth criteria for annual fee adjustments. We derive a substantial portion of our revenues from services subject to this price adjustment. The method of price adjustment is essentially a price cap. ANATEL annually applies a price index correction that reflects the inflation index of the period and a productivity factor to our local and long-distance fees. Since 2006, the inflation index has been replaced by the IST, which reflects variations in telecommunications companies’ costs and expenses. ANATEL has complied with the fee range set by the concession agreements.

The following table sets forth our operating revenue for the years indicated. Our fees for each category of service are discussed below under “—Rates and Taxes.” For a discussion of trends and events affecting our operating revenue, see “Item 5—Operating and Financial Review and Prospects.”

	Year ended December 31,
	2008	2007	2006
	(in millions of reais)
Local service	8,609	9,125	9,636
Intraregional service	2,644	2,006	2,090
Interregional long-distance service	1,165	1,215	927
International long-distance service	140	134	153

	Year ended December 31,
	2008	2007	2006
	(in millions of reais)
Data transmission	3,760	2,996	2,020
Interconnection services	4,372	4,064	4,245
Network usage services	466	405	535
Network Access	384	319	399
TV service	379	54	-
Other	1,102	866	792
Total	23,021	21,184	20,797
Taxes and discounts	(7,042)	(6,456)	(6,154)
Net operating revenue.	15,979	14,728	14,643

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

Interregional and International Long-Distance Service

On March 1, 2002, ANATEL acknowledged that we had satisfied its network expansion and universal service targets two years prior to the scheduled date. As a result, on April 25, 2002, ANATEL published an order that allowed us to be the first fixed-line telephone company to provide the full range of Fixed Telephone Commuted Service (STFC) and granted us a concession to develop interregional long-distance services in Region III and an authorization to develop services in the local, intraregional, interregional and international markets throughout Brazil.

We began operating international long-distance service in May 2002 and interregional long-distance services in July 2002. Interregional long-distance service consists of state-to-state calls within Brazil. International long-distance service consists of calls between a point in Brazil and a point outside Brazil.

Network Services

Brazil is divided into Regions I (Oi (Telemar), CTBC Telecom and Embratel), II (Oi (Brasil Telecom), CTBC Telecom, Embratel, Sercomtel and GVT), III (Telefónica, CTBC Telecom and Embratel) and IV (Embratel and Intelig) with Oi (Telemar), Oi (Brasil Telecom), CTBC Telecom, Sercomtel, Telefónica and Embratel being the incumbents. In 2005, we expanded our long-distance network in the main Brazilian cities of Regions I and II, to new regions, such as the concession areas of CTBC Telecom in Uberlândia and Sercomtel in Londrina. We have also updated our interconnection agreements that have allowed us to begin local operations in seven capital cities of Brazil—Porto Alegre, Curitiba, Brasília, Rio de Janeiro, Vitória, Belo Horizonte and Salvador—by means of supplying such markets with the necessary infrastructure based on new generation platforms.  In 2008, we commenced operations in the cities of Florianópolis, Fortaleza e Recife.

In 2005, we optimized new business opportunities in the State of São Paulo through offering services to other telecommunications companies. The result was a significant increase in the number of providers that use our wholesale services.

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

In 2007, Telefónica developed network solutions and invested significant funds to adapt its network to ANATEL’s Number Portability requirements. The implementation of Number Portability in the state of São Paulo was effectively initiated in September 2008 and fully implemented in March 2009.

Other Services

Currently, we also provide a variety of other telecommunications services that extend beyond basic telephone service, including interactive banking services, electronic mail and other similar services.

Interconnection

In 2004, ANATEL published proposed amendments to the interconnection rules in general and, specifically, to the interconnection charging rules. In July 2005, ANATEL published new rules regarding interconnection systems that substantially changed the interconnection model. These changes include: (i) an obligation to offer the public all types of interconnection services, in addition to the interconnection between fixed-line service providers and mobile service providers; (ii) an offer of interconnections for Internet Service Providers (ISPs); (iii) the establishment of criteria for the treatment of fraudulent calls; and (iv) the reduction of time in which new interconnection solicitations are answered. These reforms have facilitated market entry for new operators.

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

In 2007, ANATEL published the new version of the Regulation of Fixed Network Compensation Rates, which primarily modified the rules for interconnection rates and calculation methods. A 20% increase was applied to tariffs of non incumbents in their regions. The difference between the Normal Schedule and the Off Peak Schedule was also implemented. The tariffs in respect of the Off Peak Schedule were reduced by 30%.

With the publication of the regulations concerning ANATEL’s Number Portability requirements between Fixed and Mobile carriers, Telesp, in conjunction with other operators, implemented a systematic solution including several interoperative processes, which allows for the correct forwarding of calls.

In July 2007, a new Mobile Network Interconnection Fee (VUM) Agreement was signed among the fixed, mobile and long-distance companies. According to the regulation, starting in 2002 and revised in 2006, the VUM price is subject to free negotiation between parties and once an agreement is reached it should be homologated by ANATEL to take effect.  According to this Agreement, the parties agreed that the basis for the VCs rate adjustment will be the inflation index of the telecom sector (IST) and the productivity factor (FatorX), and that only 68.5% of this adjustment be passed onto the VUM. This agreement is beneficial to Telesp as it slightly increases the margins on fixed to mobile calls. The first agreement was effective in 2005 and extended until 2008.

In 2007, ten new Interconnection contracts and nine new Traffic Transport agreements were signed with both Fixed and Mobile operators.

In 2008, four new Interconnection contracts and eleven local and long-distance Traffic Transport agreements were signed with both fixed and mobile operators.

ANATEL allowed Telefónica to charge a long-distance interconnection fee in a specific scenario of mobile to fixed calls.

I-Telefónica

I-Telefónica is a free Internet access service provider launched in September 2002 by our subsidiary A. Telecom S.A. (formerly Assist Telefónica). The product is available in 645 cities in the State of São Paulo and over 2,000 cities in all of Brazil. The service delivers high quality, stable Internet access that is structured to ensure that our clients do not encounter a busy signal when connecting to the Internet. I-Telefónica permits us to increase the range of our services and better supply our customers by offering an entry-level option to the Internet market. I-Telefónica also represents a strategic tool to protect us against the possible traffic imbalance that may be generated by Internet access service providers that do not use our network. Traffic imbalance (sumidouro) occurs when a certain telecommunications operator has a higher volume of incoming than outgoing traffic (with another operator). When the incoming/outgoing traffic relationship falls outside the 45%-55% range, the operator with higher outgoing traffic must pay to the other the interconnection fees corresponding to the traffic that exceeds the range. Telecommunications operators that house internet service providers tend to have more incoming than outgoing traffic, and thus receive interconnection revenues from other operators. I-Telefónica helps us keep our dial-up traffic on our own network, and thus reduce unfavorable traffic imbalance, thereby lowering our interconnection expenses.

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

Authorization to Provide Multimedia Services

On January 29, 2003, ANATEL granted our SCM license nationwide, allowing A. Telecom S.A. (formerly Assist Telefónica), our wholly-owned subsidiary, to provide voice and data services through points-of-presence (POPs), which are comprised of private telecommunications networks and circuits. In addition to A. Telecom S.A., ANATEL granted SCM licenses to T-Data (formerly T-Empresas) and Emergia.

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

Authorization for Multichannel Multipoint Distribution Service (MMDS)

On October 31, 2007, the board of ANATEL concluded its regulatory review of the association between Grupo Abril and the Company, approving the transaction from a regulatory perspective, which involved, among other transactions, the acquisition of all of the operations of Multichannel Multipoint Distribution Service (MMDS).

This decision was published in the Official Gazette of the Federal Executive on November 19, 2007. The transaction continues to be analyzed by ANATEL, solely with respect to antitrust matters, and will be ultimately also reviewed by CADE (Conselho Administrativo de Defesa Econômica), the Competition Authority.

On February 16, 2009, ANATEL extended the authorization until 2024 for the use of the spectrum frequencies associated to the Multichannel Multipoint Distribution Service (MMDS) in São Paulo, Curitiba, Rio de Janeiro and Porto Alegre.

The STFC Concession Agreement

As mentioned above, we are a concessionaire of STFC to render local and domestic long-distance call services originated in Region III, which comprises the state of São Paulo, in Sectors 31, 32 and 34, established in the General Concession Plan (PGO).

The current concession agreement, dated December 22, 2005, was renewed on January 1, 2006, and will be valid until December 31, 2025. However, the agreement can be reviewed by ANATEL on December 31, 2010, 2015 and 2020. Based on such review, ANATEL may establish new requirements and targets for universal and high quality telecommunication services, according to the conditions present at the time of review.

The concession agreement establishes that all assets owned by the Company and which are indispensable to the provision of the services described in such agreement are considered reversible assets and are deemed to be part of the concession assets. These assets will be automatically returned to ANATEL upon expiration of the concession agreement.

Every two years, during the agreement’s new 20-year period, publicly held companies will have to pay a renewal fee which will correspond to 2% of its prior-year SFTC revenue, net of taxes and social contributions. The first payment of this biennial fee occured on April 30, 2007, based on the 2006 STFC net revenues. The next payment is scheduled for April 30, 2009 based on the 2008 net revenues. See Note 21 to our Consolidated Financial Statements.

On April 8, 2008, Telesp signed an additive term to the concession contracts to substitute the obligation to install telecommunications service posts with an obligation to roll out broadband network infrastructure throughout the municipalities serviced by such concessionaires.

Corporate Customer Services

We offer our corporate clients comprehensive telecommunications solutions and IT support designed to address specific needs and requirements of companies operating in a number of different market segments such as manufacturing, services, financial institutions and government.

Our clients are assisted by our highly qualified professionals who offer specialized telecommunication and IT support tailored to meet the specific needs of each company by delivering corporate Internet access, voice and data solutions, and by consistently striving for greater service efficiency to preserve our competitiveness in our market.

Rates and Taxes

Rates

Overview

We generate revenues from (i) activation and monthly subscription charges; (ii) usage charges, which include measured service charges; and (iii) network usage charges and other additional services.

Rates for telecommunications services are subject to comprehensive regulation by ANATEL. See “—Regulation of the Brazilian Telecommunications Industry.” Since the relative stabilization of the Brazilian economy in mid-1994, two major changes in rates for local and long-distance services have occurred: in 1996 to compensate for accumulated effects of inflation and in 1997 to eliminate the cross-subsidy between local and long-distance services.

Concession agreements, which were valid from 1998 until December 31, 2005, and subsequently renewed for an additional 20 years until 2025 (all of our relevant concession agreements were renewed), establish a price cap for annual rate adjustments, generally effected in June of each year.

As of January 2006, with the renewal of our concession agreements until December 31, 2025, new readjustment rules for fees became effective. The current contract may be reviewed and modified by ANATEL on December 31, 2010, 2015 and 2020 to set forth new terms that account for conditions existing at the time of that future review.

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

Our rates for international services are not subject to regulation and are not required to follow the price cap for annual rate adjustment described above for other services. Therefore, we are free to negotiate our fees for international calls based on the international telecommunications market, where our main competitor is Embratel.

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

Our local concession contracts set forth two mandatory plans for local fixed service, and allow for the concession company to design other alternative pricing plans of  its own. Customers will have a choice between the two mandatory plans, any other alternative plan or a combination of basic and alternative plans. The main differences between the two mandatory plans are as follows:

1)	Local Basic Plan: for clients that make mostly short duration calls (up to three minutes), during regular hours; and

2)	Mandatory Alternative Plan (PASOO): for clients that make mostly longer duration calls (above three minutes), during regular hours and/or that use the line for dial-up service to the Internet.

The following table outlines the basic billing requirements and rates for the local Basic Plan and the Mandatory Alternative Plan:

CHARACTERISTICS OF PLAN	BASIC PLAN	MANDATORY ALTERNATIVE PLAN
Monthly Basic Assignment
Allowance (minutes included in the Residential Assignment)	200 minutes	400 minutes
Commercial Assignment
Allowance (minutes included in the Commercial Assignment)	150 minutes	360 minutes
Local Call Charges
Regular Hours
Completing the call (minutes deducted from the allotment)	-	4 minutes
Completing the call after the terms of the allotment
Sector 31	-	R$0.15446
Sector 34	-	R$0.15046
Sector 32	-	R$0.16208
Local Minutes - charges in excess use of the allotment
Sector 31	R$0.10060	R$0.03859
Sector 34	R$0.10060	R$0.03760
Sector 32	R$0.10060	R$0.04050
Minimum time billing	30 seconds	-
Reduced Hours
Charge per answered call (minutes deducted from allotment)	2 minutes	4 minutes
Charge per answered call after the allotted duration
Sector 31	R$0.20120	R$0.15446
Sector 34	R$0.20120	R$0.15046
Sector 32	R$0.20120	R$0.16208

The fees for Local Basic Plan Service were approved by Act No. 4,289 of July 21, 2008, of ANATEL. The Alternative Plan under Mandatory Service Provisions (Oferta Obrigatória) (PASOO) was approved by Resolution No. 450, on December 7, 2006, being that the readjustment of the tariffs follows the same rule established for the local basic plan.

Besides the Basic Service Plans, Telesp may offer alternative plans with any pricing design it chooses. However, ANATEL must be notified of these alternative plans prior to publishing and implementing of any such plan.

On July 21, 2008, ANATEL’s Act No. 4,289 approved new local tariffs for our areas of concession, to take effect as of July 24, 2008. The average readjustment in the local service basket was 3.01%. The tariffs were applied to customers as demonstrated below:

•	Residential customers were charged a monthly subscription fee for the provision of service of R$39.97;

•	Commercial clients and non-residential customers (PBX) were charged a monthly subscription fee for the provision of service of R$68.56 in Sector 31, R$66.74 in Sector 34 and R$63.68 in Sector 32;

•	Local minute tariffs were charged R$0.10060 per minute to Sectors 31, 32 and 34; and

•	Activation fees were charged R$112.44 in Sector 31, R$92.54 in Sector 34 and R$60.05 in Sector 32.

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

On April 29, 2002, certain provisions of ANATEL’s order were partially suspended as a result of certain legal proceedings brought by Embratel. The proceedings prevented us, as a concessionaire, from commencing our interregional services that originated in our concession region, Region III, and terminated in other concession areas, namely Region I (Telemar’s concession region) and Region II (Brazil Telecom’s concession region). However, our authorization to provide local and interregional services in Regions I and II, Sector 33 of Region III, and international services in all three regions was not affected. On June 28, 2002, ANATEL dismissed the proceedings and allowed us to begin offering interregional services originating in our concession region.

On July 29, 2002, after we received the concession from ANATEL to provide interregional long-distance services in Region III and authorization to provide interregional long-distance services throughout Brazil, we launched several new options of interregional calling plans relating to consumer “Code 15,” which is the selection code dialed by customers who may choose a long-distance provider with each call and may result in different prices based upon frequency of use and customer calling patterns.

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

Through Resolution No. 464, published on April 27, 2007, ANATEL postponed the adoption of the LRIC model to April 30, 2009. Nevertheless, ANATEL is still working on the necessary studies to implement this cost model, as this model is part of its General Plan for Updating the Telecommunications Regulations in Brazil, published on November 12, 2008.

On February 8, 2007, ANATEL published Resolution No. 458, that approved the regulation of payment for interconnection for STFC. Through this regulation, ANATEL established, as the transition rule until the LRIC model becomes effective, that the value TU-RL stays limited to 40% of the local minute value.

In the same way, Resolution No. 458 established that the transition rule for the inter-city network tariff TU-RIU will remain in effect until the LRIC model becomes effective, and further determined that the value of TU-RIU is limited to 30% of the long distance minute value of Class 4, which is the class of calls of the longest distance established by ANATEL.

Cellular telecommunications services in Brazil, unlike those in the United States, are offered on a “calling party pays” basis, under which the subscriber pays only for calls that he or she originates. Additionally, a subscriber pays roaming charges on calls originated and terminated outside his or her home registration area. Calls received by a subscriber are paid for by the party that places the call in accordance with a rate based on per-minute charges. For example, a fixed-line service customer pays a rate based on per-minute charges for calls made to a cellular service subscriber. The lowest base rate per minute, or “VC1,” applies to calls made by a subscriber in a registration area to persons in the same registration area. Calls to persons outside the registration area, but within our concession region, are charged at a higher rate, “VC2.” Calls to persons outside our concession region are billed at the highest rate, “VC3.” When a fixed-line service customer calls a mobile subscriber, we charge the fixed-line service customer per-minute charges based on VC1, VC2 or VC3 rates. In turn, we pay the cellular service provider the cellular network usage charge.

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

Data Transmission Rates

We receive revenues from charges for data transmission, which include “Speedy,” the rental of dedicated analog and digital lines for privately leased circuits to corporations and others that were provided by TDBH. See “—The Spin-off of Certain Data Transmission Operations” and “—History and Development of the Company—The SCM Restructuring.”

Taxes

The cost of telecommunications services to each customer includes a variety of taxes. The principal tax is a state value-added tax, the Imposto sobre Circulação de Mercadorias e Serviços, or “ICMS,” which the Brazilian states impose at varying rates on revenues from the provision of telecommunications services. The rate in the State of São Paulo is 25% for domestic telecommunications services.

Other taxes on gross operating revenues include two federal taxes, the Contribuição para o Programa de Integração Social or “PIS,” and Contribuição para o Financiamento da Seguridade Social or “COFINS,” imposed on gross operating revenues at a combined rate of 3.65% for telecommunications services and 9.25% for other services. PIS is a tax designed to share business profits with employees through a mandatory national savings program, and is financed by monthly deposits collected as a percentage of gross operating revenues. COFINS is a tax designed to finance special social programs created and administered by the Brazilian government. On February 2, 2004, the combined rate of PIS and COFINS imposed on gross operating revenues generated by services other than telecommunications services increased from 3.65% to 9.25% (on a non-cumulative basis). However, revenues related to, among other things, equity, dividends and fixed asset sales, are not subject to PIS and COFINS, except for revenues relating to hedging transactions and interest on shareholders’ equity (juros sobre o capital próprio).

In addition, the following contributions are imposed on certain telecommunications services revenues:

•
Contribution for the Fund for Universal Access to Telecommunications Services—”FUST”. FUST was established in 2000 to provide resources to cover the cost exclusively attributed to fulfilling obligations (including free access to telecommunications services by governmental institutions) of universal access to telecommunications services that cannot be recovered with efficient service exploration or that is not the responsibility of the concessionaire. Contributions to FUST by all telecommunications services companies began in January 2001, at the rate of 1%, and it may not be passed on to customers.

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

We must also pay a contribution to the Fund for Telecommunications Regulation—“FISTEL.” FISTEL is a fund supported by a tax applicable to telecommunications operators (the “FISTEL Tax”) and was established in 1966 to provide financial resources to the Brazilian government for the regulation and inspection of the telecommunications sector. The FISTEL Tax consists of two types of fees: (i) an installation inspection fee assessed on telecommunications central offices upon the issuance of their authorization certificates and (ii) an annual operations inspection fee that is based on the number of authorized central offices in operation at the end of the previous calendar year. The amount of the installation inspection fee is a fixed charge, depending upon the kind of equipment installed in the authorized telecommunications station. The operations inspection fee equals 50% of the total amount of the installation inspection fee that would have been paid with respect to existing equipment.

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

In accordance with the Brazilian telecommunications regulations, we use a billing method called “co-billing.” This method allows billing from other phone service providers to be included within our own invoice. Our customers can receive and subsequently pay all of their bills (including the fees for the use of services of another telephone service provider) by using one invoice. To allow for this method of billing, we provide billing and collection services to other telephone service companies and have developed a special system for such bills. We have co-billing agreements (“co-billing in”) with Intelig, Embratel, Telemar/TNL, GVT, CTBC Telecom, IP Corp, Brasil Telecom and Convergia, each of which provides fixed-line services, and with TIM, which provides mobile services. Similarly, we use the same method of co-billing to bill charges for our services on the invoices of other telephone service providers. We have co-billing agreements of this nature (“co-billing out”) with Telemar, CTBC Telecom, Brasil Telecom, Sercomtel, GVT and Embratel, each of which provides fixed-line services, and with Oi, Tim, Sercomtel Celular, CTBC Celular, Brasil Telecom Celular, VIVO and Claro, each of which provides mobile services.

ANATEL regulations allow us to prevent a customer from making outgoing calls after a receivable has been outstanding for 30 days—a partial block—or prevent a customer from making outgoing or receiving incoming calls—a total block—after 60 days, and to disconnect a customer upon failure to pay after 90 days. During 2008 the monthly average of partial blocks was 834,246 telephone lines and the monthly average of total blocks was 186,934 telephone lines. On December 31, 2008, 13.7% of all receivables had been outstanding between 30 and 90 days, and 39.3% of all receivables had been outstanding for more than 90 days. For a discussion of provisions for past due accounts, see “Item 5—Operating and Financial Review and Prospects.”

We continue working on improving the system to control the revenue chain. This control is important for continual improvements in our billing and collections processes, as well as for the assurance of the non occurrence of losses in the implementation of new systems and in roll-outs. The actions are followed closely by our Revenue Assurance Team, which measures every risk of loss of revenue detected along the billing and collection chain. These risks are managed to minimize revenue losses.

Network and Facilities

Our network consists of an access layer, that connects our clients to our central switching voice and data hubs, and a network transport layer for managing client concentration, which also connects our clients to our central hubs.  These central hubs are interconnected locally or remotely through transmission equipment, which forms a layer of network services that interconnect with other operators. Local transmission is provided through fiber-optic and metallic trunk lines.  Intraregional long-distance transmission is provided by fiber-optic cable or by a microwave network.  Our network strategy is to develop a broadband integrated network that is compatible with several types of telecommunications services and multimedia applications.

As a telecommunications services provider, we do not manufacture equipment for the construction of our networks and  facilities.  We buy the equipment from qualified suppliers and through this equipment we mount our networks and facilities through which we supply our services. The following table sets forth selected information about our network in aggregate, at the dates and for the years indicated:

	At and for Year ended December 31,
	2008	2007	2006	2005	2004
Installed access lines (millions)	14.7	14.6	14.4	14.3	14.2
Access lines in service (millions) (1)	11.7	12.0	12.1	12.3	12.5
Average access lines in service (millions)	11.8	12.0	12.3	12.4	12.3
Access lines in service per 100 inhabitants	28.7	29.1	29.9	30.9	31.7
Percentage of installed access lines connected to digital switches	100.0	100.0	100.0	100.0	98.7
Employees per 1,000 access lines installed	0.6	0.5	0.6	0.5	0.5
Number of public telephones (thousands)	250.3	250.3	250.3	331.5	331.2
Registered local call pulses (billions)	25.9	27.3	28.3	31.8	33.5
Domestic long-distance call billed minutes (billions)	11.8	11.9	13.0	14.1	15.9
International call billed minutes (millions)	84.7	88.1	94.7	104.9	96.0
Broadband services (ADSL) (millions)	2.5	2.0	1.6	1.2	-
_____________
(1)	Data includes public telephone lines.

Technology

In order to offer a greater quantity of integrated services, we have incorporated a series of new technologies in our voice and data networks, the most prominent being IP/MPLS Multiservices networks. In the telephonic segment we have created a network of the latest generation that allows for transportation of multiple media over IP Protocol that supports a diversified portfolio of products and services for clients.

Other top technologies in the segments of access (fiber-optic cables running to the client’s home, Wi-Fi), transmittal (Metroethernet) and service platforms (flexible billing plans, prepaid) are being implemented which will allow Telesp to offer, in the short term, voice, video and data services in an integrated form, encompassing all the segments of the market. This convergent network will allow for increased offerings for our clients and a reduction in operational costs centralizing information into fewer elements.

In the corporate segment, we offer an IP/MPLS Network that supports the VPN-IP services to access the Internet and a Frame Relay network for service based on this technology. We have a portfolio of clients in diverse areas such as government, finance and retail.

In the residential segment, since 1999, we have been heavily investing in offering broadband access through an asymmetric digital subscriber line, or ADSL, technology under the brand “Speedy.” This technology provides high-speed Internet access through regular telephone lines. In 2007, we initiated the implementation of the FTTx network (available through fiber-optic cables running to the subscriber’s home), with speeds of up to 30 Mbps. In December 2008, we surpassed the mark of 2,489 million broadband-connected in service. To reach this number of clients, we constantly search for market differentials such as new integrated services, speed upgrades and servicing of new localities, among others.

We are implementing an IPTV Platform, aiming in 2009 to offer services through the FTTx network technology. This platform consists of pay TV with video broadcast offered through the use of the IP protocol, whereby the current pay TV channels are accessible. The offering of such technologically advanced services is only made possible due to our partnership with TVA, a recognized provider of pay TV services. Additional services, such as pay-per-view and “video on demand” (“VOD”), are available. Furthermore Telefónica’s network contains space for the recording of programs or local recordings in the Set Top Box (“STB”), and in the future, third-party content providers will be able to offer games and connectivity services.

We also offer digital television service via satellite (DTH) to the users/subscribers in the State of São Paulo (and in the future, all of Brazil) that receive broadcast/PPV content through a Ku band antenna and Set Top Box (with Smart Card). As of December 31, 2008, we surpassed the mark of 289,000 users/subscribers in service.

Our development plan contemplates the use of the most advanced technology available, focusing on integration with the Internet and an increase in the number of multimedia transmission services, with emphasis beyond ADSL investments in FTTx (GPON), NGN, DWDM and re-transmittal technologies of TV over IP protocol (IPTV) and satellite (DTH).

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

Our main competitors in the corporate segment are Oi (formerly Telemar), Intelig, Teléfonos de México, S.A. de C.V. (“Telmex”) through Embratel and GVT a “mirror” operator (operators with certain restrictions set forth by ANATEL during the privatization process) in Region II. Our competitors employ varying strategies in an effort to gain market share. For example, Embratel has sought to expand its presence by consolidating a large portfolio of companies, making direct sales and improving customer service. New market entrants Oi and GVT have focused their emphasis on larger corporate clients. Our market strategy in this sector is based on offering bundled products (voice, broadband and hardware) and on improving our customer service.

In the high-income residential service segment, we compete in fixed voice and long-distance services with Telmex (Embratel) and in broadband and pay TV services with the pay TV provider NET Serviços de Comunicação S.A. For the local voice and high-income segments, we also face increasing competition from cellular telecommunications services, which have lower rates for certain types of calls such as in-network mobile-to-mobile calls. Such competition increases our advertising and marketing costs. In 2008, we continued to observe the appearance of small VoIP operators, focused on low and middle income corporate clients, whose impact has not been significant at this point, but which can be more significant in the future. We are taking several steps to defend ourselves from increasing competition. In this customer segment we are focused on improving our voice, broadband and pay TV offerings by developing our products toward specifically defined market segments to remain competitive with new products offered by our competitors.

The region in which we have been granted a mobile telephone authorization is divided in two sub-areas, with five mobile service operators, two of which began operating in São Paulo in the second half of 2008.  In March, 2007, ANATEL granted Unicel a license to offer mobile telephone services in São Paulo.  Beginning in August 2008, Unicel began offering mobile telephone services in the city of São Paulo and in 63 of the municipalities of the state of São Paulo under the brand AEIOU.  In September 2007, Oi obtained a SMP authorization from ANATEL through a public bidding process.  In November 2008, Oi began offering mobile telephone services in the state of São Paulo.  We expect that the entry of AEIOU and Oi in the mobile telecommunications market in São Paulo will increase downward pressure on the prices for mobile telephone services in the state, contributing to further migration of users from fixed-line to mobile telephone service.

With this new scenario in the competitive dynamic in 2008, the five mobile service operators in the state of São Paulo include:

•
Vivo (formerly Telesp Celular), which was the incumbent mobile telephone provider in the State of São Paulo and is now controlled by a joint venture between Portugal Telecom and Telefónica, our controlling shareholder;

•
Claro, a unified brand name used since the end of 2003 by several cellular operating companies controlled by America Móvil, S.A. de C.V., the leading cellular service provider in Mexico (which was spun off from Telmex in September 2000). America Móvil is controlled by Carso Telecom Group S.A. de C.V., a closely-held holding company incorporated in Mexico that is controlled by Carlos Slim Helú and family. Carso Telecom Group also indirectly controls Embratel through its subsidiary Telmex; and

•	TIM, controlled by Telecom Italia, which began operations in October 2002.

•
Oi (formerly Telemar), which was the incumbent fixed-line telephone operator in Region I under the General Plan of Grants and which entered the São Paulo mobile telecommunications market following the acquisition of a 3G license in September 2007; and

•
AEIOU (formerly Unicel), which obtained a mobile telephone services license in March 2007 to operate in the city of São Paulo and 63 other municipalities in the region and began operating in August 2008, focusing primarily on providing services to a younger demographic, offering lower rates, pre-paid service and distinguishing itself by the absence of physical stores (all sales are made through the Internet).

In 2008, we saw a slight decline in the number of fixed-line customers, in part as a result of increased competition. In an effort to maintain the attractiveness of fixed-line telecommunications service, we have created product offerings customized to different customer segments. For example, in the low-income, local fixed telecommunications segment, we face less direct competition due to the low profitability of this market.  However, we do face more significant competition from prepaid cellular telecommunications providers in this segment.  Such services are relatively profitable because of the high fees generated through the interconnection of fixed and cellular networks. To address indirect competition from prepaid cellular telecommunications providers in the low-income customer segment, we offer low-cost, pre-paid fixed-line service, which we believe helps prevent migration of these customers from fixed-line service to mobile service.

We have also sought to protect our voice services offerings by increasing our offerings of “Minute Packages” and by including bundling offers with Speedy and pay TV. We have enhanced the attractiveness of our voice services by including voice service plans allowing for unlimited fixed-line to fixed-line calling in bundled Duo and Trio packages (packages with a combination of voice, Internet and pay TV services).

In addition to traditional telephone services, we continue to develop our product offerings by expanding our offerings in related market sectors, particularly those with greater potential for future growth, such as broadband Internet services, pay TV, and information technology services.

With respect to our broadband Internet offerings, in spite of increased competition in the broadband Internet market, Speedy has maintained its position as a market leader, with more than 2.5 million customers as of December 31, 2008.  In addition to the voice and data bundling services previously mentioned, we have been actively pursuing additional market strategies to maintain this position, including the launch of high speed broadband services (up to 30 Mbps) in addition to expanding our offering of 2 Mbps services to the majority of our customer base.

We believe we made substantial advances in the pay TV market in 2008 by expanding our range of available programming, leading to increased subscription, with over 650 thousand clients as of December 31, 2008.

At the end of 2008, there were approximately 38 million mobile phones in the State of São Paulo (out of approximately 150 million in Brazil). Operators such as the subsidiaries of America Móvil operating under the brand name Claro and Embratel, controlled by Carso Telecom Group, launched combination offerings in 2006 involving fixed-line and mobile services. Other integrated groups, such as Oi (formerly Telemar) and Brasil Telecom and its cellular company “BrT GSM,” have also launched offers incorporating the use of fixed telephones and mobile phones, though such offerings have not yet been launched in the São Paulo market despite the pressure of Oi in the mobile market. We are also offering combinations of services for our customers with “Vivo,” one of the mobile companies affiliated with the Telefônica group.

In 2008, we strengthened our position in the market as a provider of complete information technology infrastructure solutions customized to individual clients from which we receive monthly rental payments.  As part of this new product offering, we provide “work stations” to our large business clients and “information stations” for small and medium business clients, packaging hardware, voice, data, internet, and network servicing solutions in one convenient bundle.

Finally, we believe our relationships with our customers are the foundation upon which our business is built, and in 2008 we made important advancements in improving our customer relations.  First, we restructured our traditional sales and customer service channels so our retail stores can serve as an effective channel for customer relations, offering improved service and higher quality as well as a direct source for all of our product offerings.  In addition, we restructured our call centers and adapted our internal customer relations procedures with the goal of offering a higher level of customer service at all points of communication with our customers.

Sales, Marketing and Customer Services

Sales

We employ the following different approaches to deliver our solutions to corporate customers:

•
Person-to-person sales: our business management team offers customized sales services to preserve customer loyalty, customized consulting telecommunication and IT services and technical and commercial support;

•	Telesales: sales through telemarketing call centers employing highly trained sales associates;

•	Indirect channels: outsourced sales—by certified companies in the telecommunications and data processing segments—to provide an adequately sized network for our products and services;

•	Internet: “Portal Telefônica,” with on-line information on our products and services specifically targeted toward our corporate clients;

•	Door-to-Door: in order to approach more Telefónica Negócios corporate clients, in March 2006, we launched door-to-door sales of services by consultants in the State of São Paulo.

Marketing

We continuously monitor market trends in an effort to develop new products and services that may address future needs and tendencies of our customers.

We have developed packaged products, bundling voice and data services, digital telephone, minutes packages, information systems and improved connectivity in response to a growing demand from our clients. We believe that the trend toward bundled offers will continue to grow, and developing such offers will be important to maintain our competitiveness in the market.

We employ a different approach to marketing whereby we use a mix of human and technological resources (a specialized team and business intelligence tools, respectively), in addition to specific studies that allow us to target each market segment according to the relevant customer’s specific needs.

We believe that the brand strength of Telefónica (the brand under which we offer our services) and its customer service, marketing and communication efforts will produce new business opportunities and attain and preserve customer loyalty.

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

	Year ended December 31,
	2008	2007	2006
Repair requests of traditional telephones (% requests for repairs of traditional lines/lines in service)	1.3	1.4	1.4
Repair requests of public telephones (% requests for repairs of public lines/lines in service)	5.0	6.2	6.2
Call completion local rate during the peak night period (% local calls attempted and completed/total local calls attempted)	75.0	75.3	78.6
Call completion national long-distance rate during the peak night period (% long-distance calls attempted and completed/total long distance calls attempted)	71.1	71.1	71.6
Billing complaints (complaints per 1,000 bills)	1.8	2.6	2.6

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

On December 1, 2008, a new law (the “Lei do SAC”) regulating customer service requirements in the telecommunications industry came into effect.  Pursuant to meeting the requirements of this new law, we have invested and continue to invest to develop new procedures in addition to hiring and training additional personnel.

In order to improve the quality of our services, we have undertaken several measures to guarantee customer satisfaction, including:

•
Broadening the scope of customer satisfaction surveys conducted each month for each customer segment among residential, small business and corporate (large companies). In addition to customer satisfaction, the surveys evaluates customer loyalty and our corporate image;

•	Analyses of satisfaction surveys: identification of the critical factors for customers and main points for improvement;

•	Analysis of the correlation of the results of the satisfaction surveys with the operational indicators of the company;

•
Implementing new customer research to evaluate client satisfaction, specifically with respect to the level of customer care received, the sales process, product installation and billing.  This research helps identify our customers’ key concerns with respect to our operations;

•
Identification and monitoring of action items: monitoring of action items and projects resulting from the satisfaction surveys and from additional internal data that facilitate identifying the main problems, so that the action items and projects can be effective;

•
Maintaining an increased emphasis on programs and projects focused on customer satisfaction, oriented toward and prioritized on customer satisfaction survey results together with internal evaluation and evaluation by outside consultants to help focus on action items of primary importance to customers;

•	Implementation of processes aimed at reducing billing errors and technical problems for fixed-line and broadband service;

•
Maintenance and review of quality controls and objectives designed from the customer’s perspective, which establish internal service levels among business areas and support areas (network and system facilities);

•	Increased emphasis by the Executive Committee on product and service quality and on customer satisfaction with weekly meetings attended by our senior officers;

•	Establishing a committee for approving new products and services based on analysis of product and services functionalities;

•	Full use of the “Six Sigma” methodology for improving internal processes, intended to increase customer and employee satisfaction levels and revenues, and to decrease our costs;

•
Internal audits of processes based on regulatory requirements stemming from our concession and authorization contracts, mainly focused on the processes that reflect directly on the quality of services and customer satisfaction;

•	Maintain the highest level of NBR ISO 9001:2000 certificates attainable in Brazil, with the following objectives:

•
Management and execution of marketing, installations, operations, billing, customer service and technical support processes for our voice services in respect of the public telephone segment and for our voice, data and Speedy services in respect of the residential, small business and large corporate segments; and

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

Fixed-line Services—Public sector. Our current concession agreements for the local, intraregional and interregional long-distance services, were extended on December 22, 2005, for an additional period of 20 years.

The current concession agreements contain a provision allowing for ANATEL to review the concession terms in 2010, 2015 and 2020. This provision permits ANATEL to update the renewed concession agreements with respect to network expansion, modernization and quality of service targets in response to changes in technology, competition in the marketplace and domestic and international economic conditions. A Public Notice (consulta pública) was published on March 31, 2009 with the proposed revisions to the concession contracts. ANATEL will accept comments until June 1, 2009. These proposed changes might be put into effect in January 2011.

Under the renewed concession agreements and during the 20-year renewal period, we will be required to pay a biennial fee equal to 2% of our annual net revenue from the provision of fixed-line public telecommunications services in our concession area for the prior year (excluding taxes and social contributions). See “—Obligations of Telecommunications Companies—Public sector-Service Restrictions.” Each of the foregoing regulatory terms and conditions affecting (or potentially affecting) the current concession agreements, as well as current obligations under the existing concession agreements, may impact our business plan and results of operations.

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

Since 2002 we provide local and interregional services in Regions I and II and Sector 33 of Region III, and international long distance services in Regions I, II and III.

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

In 2008, the presidential decree published with the General Plan of Grants increased the flexibility of telecommunications provider groups as STFC concessionaires by allowing such providers to provide services in up to two General Plan of Grants regions.  Prior to this decree, telecommunications provider groups holding STFC concessions could offer STFC services in only one region.

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

The decree altering the General Plan for Universal Service Targets rescinded in 2008 the obligation of telecommunications concessionaires to install telecommunications service centers (providing calling and data access to walk-in customers) and substituted such obligation with an obligation to roll out broadband network infrastructure throughout the municipalities serviced by such concessionaires.  According to this decree, all municipalities in Brazil are expected to have the necessary infrastructure for broadband networking by 2010.  This obligation will require us to roll out network infrastructure to 257 of the 622 municipalities in our concession region, representing approximately 3% of the population in our concession region (though this regulation will require us to expand our network throughout substantially all of our concession region).

Moreover, as part of the General Plan for Universal Service Targets, we have, as have other telecommunications concessionaires, committed to provide free internet access to public schools during the term of our concession grant (until 2025).  This will require us to connect approximately 9,200 schools in our concession region, 80% of which must be connected by December 31, 2009, with full connectivity by the end of 2010.

If a public sector company does not fulfill its obligations under the General Plan for Universal Services and the General Plan for Quality Targets, there are various monetary penalties that may be imposed by ANATEL. A company may lose its license if ANATEL considers it incapable of providing basic services under the two General Plans.

Interconnection

In compliance with resolution 458 of February 2007, new rules for interconnection fees were introduced. The interconnection fee for off-peak hours was reduced by 30% and it was indicated that the use of the LRIC cost-based model for determining interconnection fee values will be accepted after 2009.

C. Organizational Structure

On December 31, 2008, our voting shares were controlled by two major shareholders: SP Telecomunicações Participações Ltda. with 50.71% and Telefônica Internacional S/A with 34.87%. Telefônica Internacional is the controlling shareholder of SP Telecomunicações and, consequently, holds directly and indirectly 85.57% of our common shares and 89.13% of our preferred shares. Telefónica Internacional is a wholly-owned subsidiary of Telefônica, S.A. of Spain.

Subsidiaries

A. Telecom S.A. (formerly Assist Telefônica) is our wholly-owned subsidiary.  A. Telecom was incorporated in Brazil on October 29, 1999, and it is engaged primarily in providing telecommunications and data services and internal telephone network maintenance for customers. The principal services are as follows: (i) digital condominium which is a value-added service for commercial buildings, integrated solution for equipments and services for voice transmission, data and images on commercial buildings under a Building Local Exchange Carrier (“BLEC”) model; (ii) installation, maintenance, exchange and extension of new points of internal telephony wire in companies and dwellings under a basic plan of maintenance (BPM) and (iii) provision of free ISP service under the brand name “I-Telefônica.” In addition, on December 30, 2004, we entered into a transaction to acquire indirect control of Atrium Telecomunicações Ltda. The transaction was approved by our shareholders on January 19, 2005. The acquisition was carried out through the purchase of the total share capital of Santo Genovese Participações Ltda., which held 99.99% of the representative share capital of Atrium. On March 1, 2006 then-subsidiary Santo Genovese Participações Ltda., having merged into its subsidiary Atrium Telecomunicações Ltda., was acquired by

A. Telecom S.A. and ceased to exist.  A. Telecom remained a wholly-owned subsidiary of Telesp, and began carrying out the activities formerly performed by Atrium. See “— Business Overview—Services.”

From the second half of 2006, A. Telecom began providing pay TV services, fully focusing on the development of this new product line. In February 2008, A. Telecom became an owned subsidiary of Telefônica Televisão Participações S.A. (TTP), which currently covers all investments in the pay TV business. In November 2008, TTP was merged into Telesp and A.Telecom became a wholly owned subsidiary of Telesp. See “—Corporate Reorganization involving DABR and TTP.”

Telefônica Data S.A.’s business purpose is to render telecommunications services such as the development, implementation and installation of projects related to integrated business solutions and telecommunications consulting, as well as activities related to the rendering of technical assistance and equipment and telecommunications network maintenance services. Telefônica Empresas, currently (“Telefônica Data”), became a wholly-owned subsidiary of the Company after the corporate reorganization that was carried out in July 2006. See “—History and Development of the Company —The SCM Restructuring.” In July 2008, Telefônica Data became a wholly owned subsidiary of TTP. In November 2008, TTP was merged into Telesp and Telefônica Data became a wholly owned subsidiary of Telesp. See “—Corporate Reorganization involving DABR and TTP.”

Telefônica Sistema de Televisão S.A. (“TST”) is a company that provides pay television services through the Multipoint Multichannel Distribution Services (“MMDS”) modality.

Associated Companies

Since June 30, 2000, we have consolidated, under the Corporate Law Method, the operations of Aliança Atlântica Holding B.V., an investment company incorporated under the laws of the Netherlands. As of December 31, 2008, we held a 50% share ownership and Telefónica S.A. held the remaining 50%.

Furthermore, since December 31, 2003, we have also consolidated, under the Corporate Law Method, our investment under proportional consolidation in Companhia AIX de Participações, or AIX. At December 31, 2008, we held a 50% share ownership in AIX and Telemar Participações S.A. held the remaining 50%. AIX was formed in 2001 to explore, directly and indirectly, activities related to the execution, conclusion and commercial exploitation of underground cables to fiber-optic. See Note 1 to the consolidated financial statements included in this Annual Report starting at page F-1. We also consolidate, as required under the Corporate Law Method, Companhia ACT de Participações, in which we hold a 50% interest.

D. Property, Plants and Equipment

Our main physical properties for providing the Company’s services involve the segments of switching (public switching telephone network-PSTN), transmission (optic and wireless systems), data communication (multiplex devices, IP network), infrastructure (Energy systems and air conditioned) and external Network (fiber-optic and metallic cables), which are distributed in many buildings in the State of São Paulo. Some of these buildings are also used in administrative and commercial areas.

Our properties are located throughout the State of São Paulo. At December 31, 2008, we used 2,089 properties in our operations, 1,442 of which we own, and we have entered into standard leasing agreements to rent the remaining properties. We own a building in the City of São Paulo where the majority of our management activities are conducted.

As of December 31, 2008, property related to construction in progress represented 6.2% of the net book value of our total fixed assets, automatic switching equipment represented 22.9%, transmission and other equipment represented 33.7%, underground and marine cables, poles and towers represented 2.2%, subscriber and public booth equipment represented 4.7%, electronic data process equipment represented 1.1%, buildings and underground equipment represented 26.1%, land represented 2.3%, and other assets represented 0.8% of total fixed assets. As of December 31, 2008, the net book value of our property, plant and equipment was R$9.9 billion.

Pursuant to Brazilian legal procedures, liens have been attached to several properties pending the outcome of various legal proceedings to which we are a party. See “Item 8.A—Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.”

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

The following discussion should be read in conjunction with our consolidated financial statements and accompanying notes and other information appearing elsewhere in this annual report and in conjunction with the financial information included under “Item 3.A—Key Information—Selected Financial Data.” Except as otherwise indicated, all financial information in this annual report has been prepared in accordance with the Brazilian Corporate Law and presented in reais. For certain purposes, such as providing reports to our Brazilian shareholders, filing financial statements with the CVM, and determining dividend payments and other distributions and tax liabilities in Brazil, we have prepared and will continue to be required to prepare financial statements in accordance with the Brazilian Corporate Law.

Overview

Our results of operations are principally affected by the following key factors.

Brazilian Political and Economic Environment

The Brazilian economy has experienced moderate growth this decade. According to the IBGE (Instituto Brasileiro de Geografia e Estatística) which uses the new methodology of national accounts, Brazil’s GDP expanded 5.7% in 2004, 3.2% in 2005, 4.0% in 2006, 5.7% in 2007, and 5.1% in 2008.

Consumer prices, as measured by the Consumer Price Index, or the IPCA, published by the IBGE, registered a variation of 5.9% in 2008.  Accordingly, growth in consumer prices was above the inflation target established by the Central Bank, of 4.5%, but below the maximum target threshhold of up to 6.6%. In 2006 and 2007, the variation had been of 3.1% and 4.5%, respectively. Inflation, as measured by the General Price Index, or the IGP-DI, calculated by the Fundação Getúlio Vargas, which includes wholesale, retail and home-building prices, increased 9.1% in 2008, compared to 7.9% in 2007 and 3.8% in 2006.

As a result of the deceleration of increasing inflation, the Central Bank raised interest rates beginning in the second quarter of 2008, and as a result, the Selic rate increased during the course of 2008 from 11.25% to 13.75%.

Brazil finished 2008 with a trade balance surplus of US$24.8 billion, compared to US$40 billion in 2007. Exports went up by 23.2% to US$197.9 billion, while imports increased by 43.5% to US$173.1 billion. Financial inflows into the country increased significantly, with foreign direct investments of US$45.1 billion, compared to US$34.6 billion in 2007. The good performance of external accounts allowed international reserves to increase by US$26.5 billion to the record level of US$206.8 billion.

Public finance performed in accordance with the initial target of 4.1% of GDP for primary surplus. Net public debt, as a proportion of GDP, decreased in 2008 to around 36.0% from 42.0% in 2007.  In contrast to prior years the depreciation of the national currency in 2008 did not generate greater public debt. This was due, in part, to a higher level of international reserves accumulated by the country that was greater than the public debt, and Brazil’s becoming an international creditor, rather than a debtor.  As a result, Brazil’s sovereign debt received investment grade rating from each of Standard & Poor’s and Fitch in March and April, respectively, in 2008.

Despite the favorable ratings, the lack of liquidity in international credit markets and a higher level of risk aversion in the investment community led to an increase in country risk in 2008. The JP Morgan Emerging Markets

Bond Index Plus (EMBI + Brazil), which tracks total returns for traded external debt instruments in the emerging markets, increased during the second half of 2008 reaching a 479 basis points in December, the highest level since September of 2004.

As a result, the real depreciated against the U.S. dollar by 31.9% in 2008. During 2007, however, the Brazilian real continued its appreciation path, observed since 2004, as a consequence of a fall in country risk. The exchange rate was R$1.77 to US$1.00 as of December 31, 2007 compared to R$2.14 to US$1.00 as of December 31, 2006 and R$2.34 to US$1.00 as of December 31, 2005. The appreciation of the real in this context is also related to the devaluation of the U.S. dollar against other currencies.

Our business is directly affected by trends in the global economy and the Brazilian economy. If the Brazilian economy enters a period of continued recession, then demand for telecommunications services is likely to decline. Similarly, depreciation of the Brazilian real against the U.S. dollar could reduce the purchasing power of Brazilian consumers and negatively affect the ability of our customers to pay for our telecommunications services.

Impact of Inflation on Our Results of Operations

Prior to 2006, the fees we charged our customers were periodically adjusted by ANATEL based on the inflation rates measured by the General Price Index (IGP-DI).

Starting in 2006, telephone fees were indexed to the IST, which is a basket of national indexes that reflect the telecommunications sector’s operating costs. Such indexing will thus reduce inconsistencies between revenues and costs in our industry and therefore reduce the adverse effects of inflation on our business. The IST registered a variation of 6.6% in 2008.

The table below shows the Brazilian general price inflation (according to the IGP-DI and the IPCA) for the years ended December 31, 2004 through 2008:

	Inflation Rate (%) as Measured by IGP-DI (1)	Inflation Rate (%) as Measured by IPCA (2)
December 31, 2008	9.1	5.9
December 31, 2007	7.9	4.5
December 31, 2006	3.8	3.1
December 31, 2005	1.2	5.7
December 31, 2004	12.1	7.6
_______________
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

A series of new regulations became effective in 2008. The most important among these regulations were:

•
Resolution 507, which approved the Rule for the Methodology for the calculation of the definitive productivity ratio (X Factor), applied to the Tariff Adjustments for STFC.  X Factor is a mechanism that is intended to share the savings of productivity gains by service providers with their customers.

•
Resolution 516, which approved the General Plan on Updating Telecommunications Regulations in Brazil.  This resolution sets forth an agenda with 37 action items to update the regulatory framework of the telecommunications sector.  These action items have been broken down as follows: short term (up to two years), medium term (up to five years) and long term (up to ten years).  In any event, ANATEL may make periodic revisions to this general plan.

•
Decree 6,654, which revoked Decree 2,534 of April 2, 1998 and approved the General Plan of Grants for Telecommunications Services.  The General Plan of Grants sets forth the regions and sectors in which telecommunications concessionaires may operate and other regulations applicable to concessionaires.

We expect the following issues to become effective as new regulations or to be subject of one or more Public Notices in 2009, with an exact timeline yet to be determined by ANATEL.

•	Proposals for new conditions and goals for quality and universal access to be included in the revision of concession contracts of STFC operators scheduled for 2010;

•	Proposals for the assignment of the 2.5 GHz bandwidth;

•	Announcement for bidding of licenses on the 3.5 GHz bandwidth;

•	Development of a General Competition Plan that would regulate standards for service providers with significant market power; and

•	Publication of the Rule with the criteria for calculating the weighted-average cost of capital (WACC), which was put into Public Notice in 2007 (Consulta Pública 799).

Number portability came into effect in Brazil in September 2008.  Number portability allows clients within a limited geographic locale to relocate or change their telephone operator without the need to change their telephone number (for either a fixed or mobile line).  We have been gradually implementing Number Portability for our clients beginning in September 2008.  As of December 31, 2008, approximately 18% of our clients had Number Portability rights.  Number Portability rights for all of our clients became effective in March 2009.

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

Result from ANATEL’s Authorization to Provide Interregional and International Long-Distance Services

As we achieved our universal service targets before ANATEL’s deadline, we were authorized by ANATEL to launch long-distance services outside our concession region. We started our international long-distance services on May 7, 2002 and our domestic long-distance services on July 29, 2002. In 2008, our revenues from domestic and international long-distance services amounted to R$3.9 billion as compared to R$3.3 billion in 2007. By the end of 2008, we had estimated market shares of approximately 62% in international service and approximately 68% in interregional long-distance services.

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

On December 31, 2008, 13.7% of our R$3.74 billion of indebtedness was denominated in foreign currencies (Japanese yen, euros and U.S. dollars). See Note 15 to the Consolidated Financial Statements. Devaluation of the real causes exchange losses on foreign currency-denominated indebtedness and exchange gain on foreign currency-denominated assets and corporate stakes in foreign companies.

We use derivative instruments to limit our exposure to exchange rate risk. Since September 1999, we have hedged virtually all of our foreign currency-denominated bank debt; using swaps. However, we remain exposed to market risk resulting from changes in local interest rates (principally the Certificate for Interbank Deposits (Certificado de Depósito Interbancário), or CDI; CDI is an index based upon the average rate per cost of loans negotiated among the banks within Brazil).

Substantially, all of our debt is exposed to interest rate risk. On December 31, 2008, R$2.10 billion of our indebtedness was subject to fixed rates, and the balance was subject to floating rates (CDI and LIBOR). However, virtually all of our foreign currency debt is swapped under hedging arrangements for variable-rate real-denominated obligations based on CDI. As of December 31, 2008, we had swap transactions—CDI against fixed rates which totaled R$1.52 billion to partially hedge against internal interest rate fluctuations. We invest our cash and cash equivalents mainly in short-term instruments that earn interest based on CDI. See Note 34 to the Consolidated Financial Statements and “Item 11—Quantitative and Qualitative Disclosures about Market Risk.”

Since we have foreign currency derivatives with notional amounts substantially equivalent to our borrowings denominated in foreign currency, we do not have material exchange rate exposure with respect to these contracts. However, we could still continue to have exchange rate exposure with respect to our planned capital expenditures, approximately 31% of which are made in foreign currencies (mostly U.S. dollars). This is up from 12% in 2007 due in part to the acquisition of newer equipment and technology not available from domestic suppliers. We systematically monitor the amounts and time of exposure to exchange rate fluctuations and may contract for hedging positions, when appropriate, at our discretion.

Discussion of Critical Accounting Estimates and Policies

The preparation of financial statements in accordance with Brazilian Corporate Law included in this annual report involves certain assumptions and estimates, which are based upon historical experience and various other factors that we deemed reasonable and relevant. Although we review these estimates and assumptions in the ordinary course of business, the presentation of our financial condition and results of operation often requires our management to make judgments regarding the effects on our financial condition and results of operations of matters that are inherently uncertain. Actual results may differ from those estimated under different variables, assumptions or conditions. Note 3 of our Consolidated Financial Statements includes methods used in the preparation of those statements and Note 4 includes a summary of the significant accounting policies. In order to provide an understanding of how we form the foregoing judgments and estimates, we have summarized certain critical accounting policies below.

Estimated Useful Lives of Property, Plant and Equipment and Intangible Assets

We estimate the useful lives of property, plant and equipment in order to determine the amount of depreciation and amortization expense to be recorded during any reporting period. The useful lives are estimated at the time the assets are acquired and are based on historical experience with similar assets, as well as taking into account technological changes and public telecommunications service regulations. If technological changes were to occur more rapidly than anticipated, the useful lives assigned to these assets may need to be shortened, resulting in the recognition of increased depreciation and amortization expenses in future periods. Alternatively, these types of technological changes could result in the recognition of an impairment loss to reflect the write-down in value of the assets. We review these types of assets for impairment losses annually, or when events or circumstances indicate that the carrying amount may not be recoverable over the remaining lives of the assets. In assessing impairment losses, we employ the cash flow method, which takes into account management’s estimates of future operations. See Note 12(a) to the Consolidated Financial Statements.

As of December 31, 2008, we had R$11.7 billion recorded as property, plant and equipment and intangible assets under the Brazilian Corporate Law, accounting for approximately 58.6% of our total assets.

Revenue Recognition and Accounts Receivable

Under the Brazilian Corporate Law and U.S. GAAP, revenues from interconnection fees are calculated based on the duration of each call and, as determined by Brazilian law, recognized at the time the interconnection services are rendered. Under the Brazilian Corporate Law and U.S. GAAP, revenues from public telephones are recognized at the time the prepaid phone card is used. For the year ended December 31, 2008, we had R$444.9 million recorded as revenues from public telephone services under Brazilian Corporate Law. See Note 23 to our Consolidated Financial Statements. Deferred revenues are determined based on estimates of outstanding credits of prepaid phone cards that were sold but have not been used as of the date of each balance sheet. Under the Brazilian Corporate Law, revenues from activation or installation services are recognized upon the activation or installation of services to the customer. Under U.S. GAAP, revenues from activation and installation services are deferred and amortized over the estimated expected service period of the customer of 4.79 years.

In light of increasing competition in the telecommunications industry, we are increasingly offering bundled products and services to our customers. This practice does not allow for the exercise of judgements and estimates in collecting the value of bundled products with respect to the various components of the bundled products in order to recognize revenue under US GAAP.

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

Allowance for Doubtful Accounts

In preparing our financial statements, we must estimate our ability to collect payment for our accounts receivable. We constantly monitor our past due accounts receivable. If we become aware of a specific customer’s inability to meet its financial obligations, we record a specific allowance against amounts due in order to reduce the net recognized receivable to the amount we reasonably believe will be collected. We also reassess whether we should recognize future revenue from such customers when collection is assured. For all other accounts receivable, we recognize allowances for doubtful accounts based on our past write-off experience (i.e., average percentage of receivables historically written off, economic conditions and the length of time the receivables are past due). Our reserves have generally been adequate to cover our actual credit losses. However, because we cannot predict with certainty the future financial stability of our customers, we cannot guarantee that our reserves will continue to be adequate. Actual credit losses may be greater than the allowance we have established, which could have a significant negative impact on our selling expenses. We recognized provisions for doubtful accounts of R$539 million, R$653 million and R$413 million for the years ended December 31, 2008, 2007 and 2006, respectively.

Provision for Contingencies

We are subject to legal and administrative proceedings related to tax, labor and civil matters. We are required to assess the likelihood of any adverse decision or outcome of these matters, as well as the range of probable losses. A determination of the amount of reserves required, if any, for these contingencies is made after careful analysis of each individual matter and in consultation with our internal and external legal counsel. We record provisions for contingencies only when we believe that it is probable that we will incur loss in connection with the matter in dispute and we are able to reasonably estimate the expected loss. We have recorded no provisions for a number of significant tax disputes with the Brazilian tax authorities because we do not believe we are likely to incur losses in connection therewith. Our required reserves for contingencies may change in the future based on new developments or changes in our approach to these proceedings (e.g., change in our settlement strategy). Such changes could result in a negative impact on future results and cash flows.

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

Deferred Taxes

By recognizing our net deferred tax assets, we imply that we will generate sufficient future taxable income in certain tax jurisdictions, based on estimates and assumptions to realize the benefits of such assets, and will continue operating under the current and future applicable provisional measures. If these estimates and related assumptions change in the future, we may be required to record additional provisions to be offset against our deferred tax assets, and thus recognize an additional income tax expense in our financial statements. Management evaluates the reasonableness of the deferred tax assets and assesses the need for additional valuation allowances at the end of the year. As of December 31, 2008, we did not believe an additional provision to offset our net deferred tax assets was required beyond those recognized in the financial statements.

Financial Instruments and Other Financing Activities

In order to manage foreign exchange transactions, we may, from time to time, invest in derivative financial instruments. Under the Corporate Law Method, as of January 1, 2009, foreign currency swap agreements are recorded at fair value. For the year ended December 31, 2008, we recognized net gains of R$153.4 million (net losses of R$153.0 million in 2007) on our derivative transactions, an asset of R$95.8 million and liabilities of R$37.3 million as of December 31, 2008 (liabilities of R$357.2 million as of December 31, 2007) in order to recognize existing temporary gains or losses. The gains or losses on hedge transactions were calculated based on the fair value of the derivatve financial instruments.

We apply SFAS 133, “Accounting for Derivative Instruments and Hedging Activities,” under U.S. GAAP. The accounting required under SFAS 133 is broader than the Corporate Law Method, especially with respect to the overall treatment and definition of a derivative, when to record derivatives, classification of derivatives, and when to designate a derivative as a hedge. All derivatives, whether or not related to a hedging transaction, must be recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and the hedged item are recognized in earnings. If the derivative is designated as a cash flow hedge, changes in the fair value of the derivative are recorded in other comprehensive income, or OCI, a component of U.S. GAAP shareholders’ equity, and are recognized in the income statement when the hedged item results in earnings or losses. Portions of changes in the fair value related to ineffective cash flow hedges are recognized in earnings of the period.

On December 31, 2008, we had US$10.9 million, JPY 15.0 billion and EUR 24.8 million of notional value swap contracts designated as fair value hedges of a portion of our foreign currency-denominated bank debt. Under U.S. GAAP, we recognized a gain of R$3.5 million for the period ending December 31, 2008 for such transactions (R$18.0 million for the period ended December 31, 2007).

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

Results of Operations

The following table sets forth certain components of our net income for each of the years in the three-year period ended December 31, 2008, as well as the percentage change of each component.

	Year ended December 31,			% Change
	2008	2007	2006	2008 - 2007	2007 - 2006
	(in millions of reais, except percentages)
Net operating revenue	15,979	14,727	14,643	8.5	0.6
Cost of goods and services	(8,726)	(8,029)	(7,780)	8.7	3.2
Gross profit	7,253	6,698	6,863	8.3	(2.4)
Operating expenses:
Selling expense	(2,601)	(2,462)	(1,924)	5.6	28.0
General and administrative expense	(755)	(839)	(983)	(10.0)	14.6
Other net operating income (expense)	(167)	250	299	(167.1)	(16.7)
Operating expenses, net	(3,523)	(3,051)	(2,608)	15.4	17.0
Operating income before financial expense, net	3,730	3,647	4,255	2.3	(14.3)
Financial expense, net	(228)	(307)	(331)	(25.7)	(7.3)
Income before taxes and social contribution	3,502	3,340	3,924	4.9	(14.9)
Income tax and social contribution	(1,082)	(977)	(1,108)	10.7	(11.8)
Net income	2,420	2,363	2,816	(2.4)	(16.1)

Results of Operations for the Year Ended December 31, 2008 Compared to the Year Ended December 31, 2007

Net Operating Revenue

Net operating revenue increased by 8.5% reaching R$15.9 billion in 2008 from R$14.7 billion in 2007.  The increase in net operating revenue is primarily a result of increased revenues from cable TV services and data transmission services (Speedy), and from increased revenues in our national long distance services and interconnection services, both of which were motivated by the increase in the number of mobile customers resulting from a higher number of mobile operators. This increase in net operating revenue is also attributed to increases in revenues from such sources as Posto Informático (PDTI), digital network services, and a tariff readjustment that took effect as of July 2008 that increased service charges to our customers by a weighted average of 3.01%. These increases were partially offset by a reduction of revenues from local services, from activation fees and from public telephone services, the latter due to an increase in competition from mobile telephony companies.

The following table sets forth certain components of our operating revenues for 2008 and 2007, as well as the percentage change of each component.

	Year ended December 31,		% Change
	2008	2007	2008 - 2007
	(in millions of reais, except percentages)
Gross operating revenue:
Local services:
Monthly subscription charges	5,487	5,646	(2.8)
Activation fees	114	120	(5.0)
Measured service charges	2,563	2,808	(8.7)
Public telephones	445	551	(19.2)
Total	8,609	9,125	(5.7)
Long-distance services:
Intraregional	2,644	2,006	19.8
Interregional and international	1,305	1,349	(3.3)
Total	3,949	3,355	17.7
Data transmission	3,760	2,996	25.5
Interconnection services	4,372	4,064	7.6
Network usage services	466	405	15.1
Network access	384	319	20.5
TV services	379	54	594.6
Other services	1,102	866	27.3
Total gross operating revenue	23,021	21,184	8.7
Value added and other indirect taxes	(5,979)	(5,575)	7.2
Discounts	(1,063)	(881)	20.7
Net operating revenue	15,979	14,728	8.5

Local Services

Revenues from local services decreased 5.7% to R$8.6 billion in 2008, from R$9.1 billion in 2007. The decrease was due primarily to lower revenues from subscriptions to basic residential packages, basic fixed-fixed call traffic plans and basic plan activation fees, as well as lower revenues from VC1, VC2, VC3, Intra, Inter, Local and International traffic. These decreases were partially offset by an increase in the alternative basic residential plan subscriptions, alternative fixed-fixed call traffic plans and prepaid traffic.

Monthly subscription charges. Revenues from monthly subscriptions decreased 2.8% to R$5.5 billion in 2008 compared to R$5.6 billion in 2007. The decrease in 2008 was primarily due to a decrease in the average lines in service, an increase in customer use of new alternative plans to fixed telephony, including our Linha Controle (Line Control) calling plans (offering packages of fixed-to-fixed minutes of calling time for set monthly fees) and our DUO and TRIO bundles, which have a lower subscription fee, and an accounting reclassification of DDR revenues (related to call transfers) in accordance with new requirements established by ANATEL. These effects were partially offset by the tariff readjustment of 3.01% that took effect on July 2008.

Activation fees. Revenues from monthly activation fees decreased by 5.0% to R$114 million in 2008 from R$120 million in 2007. The decrease was mainly due to a program we instituted promoting the exemption from activation fees for non-residential customers that acquire two or more business lines as of July 2008. These effects were partially offset by the tariff readjustment of 3.01% that took effect as of July 2008.

Measured service charges. Revenues from measured service charges decreased 8.7% to R$ 2.6 billion in 2008 from R$2.8 billion in 2007.  The decrease in 2008 was due primarily to the sale of DUO and TRIO traffic packages offering unlimited local calling for a flat fee, that resulted in the reduction of traffic revenues despite higher calling traffic. These effects were partially offset by a significant increase in the sale of such DUO and TRIO traffic packages, and by the tariff readjustment of 3.01% that took effect as of July 2008.

Public telephones. Revenues from charges for the use of public telephones decreased by 19.2% to R$445 million in 2008 from R$551 million in 2007. The decrease in 2008 was due to increased competition from the mobile telephony market. This effect was partially offset by the tariff readjustment of 3.01% that took effect as of July 2008.

Long-Distance Services

Revenues from long distance services increased by 17.7% to R$3.9 billion in 2008 from R$3.4 billion in 2007, due primarily to an increase in revenues from our mobile SMP (Personal Mobile Service) services using CSP “15” (code of personal services), resulting mainly from the expansion of the mobile telephony market. Revenues from long distance services also increased as a result of the tariff readjustment of 3.01% that took effect as of July 2008.

Data Transmission

Revenues from data transmission services increased 25.5 % to R$3.8 billion in 2008 from R$3.0 billion in 2007.  The increase in 2008 was primarily due to an increase in the use of such services by our residential customers due to the offer of the “Speedy” and “Ajato” Internet services, as well as an increase in the use of data transmission services by corporate customers.

Interconnection Services

Revenues from interconnection services increased by 7.6% to R$4.4 billion in 2008 from R$4.1 billion in 2007, due primarily to a significant increase in the number of mobile operators, that positively impacted VC1, VC2 and VC3 traffic, and also due to the tariff readjustment of 3.01% that took effect as of July 2008.

Network Usage Services

Revenues from network usage services increased by 15.1% to R$466 million in 2008 from R$405 million in 2007, due to increased traffic between operators and use of our networks by other operators as a consequence of the growth of the telecommunications market, and also due to the tariff readjustment of 3.01% that took effect as of July 2008.

Network Access

The revenues derived from network access increased 20.5% to R$384 million in 2008 from R$319 million in 2007, due primarily to an increase in revenues from fees in connection with leasing dedicated lines to other carriers (EILD), and by an increase in the volume of data usage by our clients.

TV Services

Revenues from TV services increased 594.6% to R$379.0 million in 2008 from R$54.0 million in 2007, due to the acquisition of Telefônica Sistema de Televisão S.A. in the fourth quarter of 2007.

Other Services

Revenues from other services increased 27.3% to R$1.1 billion in 2008 from R$866 million in 2007. These effects were caused principally by the growth in demand for PDTI (Posto Informático), and by increases in monthly fees for DDR (transfer of calls).

Value Added and Other Indirect Taxes

Value added and other indirect taxes increased 7.2% to R$6 billion in 2008 from R$5.6 billion in 2007, as a result of the increase in operating revenues.

Discounts

Discounts increased 20.7% to R$1.1 billion in 2008 from R$881 million in 2007. The increase was due primarily to discounts granted to IP and TV services, discounts in connection with subscriptions (such as providing two phone lines for the price of only one subscription instead of the customary two), discounts in connection with call services (such as providing lower call rates during certain hours), and discounts related to our Speedy services.

Cost of Goods and Services

Cost of goods and services primarily includes depreciation and amortization expenses, interconnection services, personnel expenses and costs of services provided by third parties. Cost of goods and services increased 8.7% to R$8.7 billion in 2008 compared to R$8.0 billion in 2007, mainly due to increased expenses related to our terminals and network access maintenance, purchase of TV content (such as more channels) from Telefônica Televisão Digital, increased fixed-mobile network expenditures arising from the use of the network, higher wages and compensation expenses as a result of the Organizational Restructuring Program, increased expenses related to the purchase of goods in connection with the Posto Informático product, and a decrease in the estimated useful life for certain of our equipment (modems).

The following table sets forth certain components of our cost of goods and services, as well as the percentage change of each component from the prior year, for 2008 and 2007.

	Year ended December 31,		% Change
	2008	2007	2008 - 2007
	(in millions of reais, except percentages)
Cost of goods and services:
Depreciation and amortization	2,391	2,348	1.8
Outsourced services	1,525	1,240	23
Interconnection services	3,855	3,617	6.6
Operational personnel	199	225	(11.6)
Organizational Restructuring Program	21	63	(66.7)
Materials	132	32	312.5
Other costs	603	504	19.6
Total cost of goods and services	8,726	8,029	8.7

Depreciation and amortization

Depreciation and amortization expenses increased 1.8% to R$2.4 billion in 2008 from R$2.3 billion in 2007, due primarily to a decrease in the estimated useful life for certain of our equipment as a result of our acquisition of new modems.

Outsourced Services

Expenses relating to services from third parties increased 23% to R$1.5 billion in 2008 from R$1.2 billion in 2007, due primarily to an increase in TV content, along with increased network access and network maintenance expenses.

Interconnection Services

Expenses related to interconnection services increased 6.6% to R$3.8 billion in 2008 from R$3.6 billion in 2007, principally due to an increase in expenses related to fixed-mobile traffic related to the increasing number of calls terminating on other providers' networks.

Operational Personnel

Such costs include expenses relating to salaries, bonuses and other benefits of employees that directly operate and maintain our businesses. Employee expenses decreased 11.6% to R$199 million in 2008 from R$225 million in 2007, mainly due to lower expenses related to wages, pension plan payments and other payroll expenses resulting from the Organizational Restructuring Program carried out in 2007, and lower expenses related to wages paid to mandatory officers due to a reduction of such officers in 2008 to 4 from 15 in 2007. This decrease was partially offset by an increase in bonus payments to senior officers and sales executives, as well as payments of indemnification for termination of employment contracts.

Organizational Restructuring Program

Expenses relating to the Organizational Restructuring Program decreased by 66.7% to R$21 million in 2008 from R$63 million in 2007. This decrease was due to lower expenditure requirements under this program.

Materials

The costs of materials increased 312.5% to R$132 million in 2008 from R$32 million in 2007, mainly due to the application of the new accounting classification criteria under Law 11,638/07 for the calculation of the cost of equipment for the Posto Informático product, which until fiscal 2008 had been recorded as a depreciation expense.

Other Costs

Other costs include costs associated with the lease of certain infrastructure equipment, poles and underground cables used to operate our telephone lines and costs associated with our concession contracts.  Other costs increased 19.6% to R$603 million in 2008 from R$504 million in 2007, due primarily to an increase in infrastructure lease expenses for last-mile traffic termination and duct rental.

Operating Expenses, Net

Operating expenses increased 15.5% to R$3.5 billion in 2008 from R$3.1 billion in 2007, mainly due to an increase in expenses for third party services, increases in wage and wage-related payments for our sales associates, higher expenses in connection with technical and administrative services, and and increase in depreciation of fixed assets related to sales.

Selling Expenses

Selling expenses increased 5.6% to R$2.6 billion in 2008 from R$2.5 billion in 2007, mainly due to an increase in wage and wage-related payments for our sales associates, higher expenses in connection with technical and administrative services (especially with the print-on-demand service and with our call center), increases in telesales services, higher costs in connection with the provision of customer service, increases in customer redemption services, and depreciation of fixed assets related to sales.

General and Administrative Expenses

General and administrative expenses decreased by 10.0% to R$755 million in 2008 from R$839 million in 2007, mainly due to lower expenses resulting from the Organizational Restructuring Program in 2007 and lower depreciation expenses for plant and equipment in service. This decrease was partially offset by an increase in expenses for third-party services related to purchases of TV content.

Other Net Operating Income (Expenses)

Other net operating results include a variety of revenues and costs. In 2008, we had total expenses of R$167.0 million compared to an income of R$250.1 million in 2007. The 2007 income recorded was due primarily to the partial reversal of the INSS provision in the amount of R$105.7 million corresponding to the Bresser, Verão and SAT plans due to a favorable court decision, reduction in scrap iron revenues, increased in labor, tax and civil provisions and goodwill amortization.

Financial Expense, Net

We recorded a net financial expense of R$228.0 million in 2008 compared to a net financial expense of R$307 million in 2007. This reduction is mainly due to lower net debt and a decrease in funding costs.

Non-Operating Income, Net

The “non-operating income, net” line item that was reported in our income statement for prior periods no longer exists due to a change in Brazilian law.  Upon adoption of Law 11,638/07, components of the non-operating result account were reclassified into other accounts in the income statement and for fiscal year 2008 and beyond (and for prior periods presented in this annual report) will no longer appear as an independent line item.

Income Tax and Social Contribution

Our income tax and social contribution expenses increased by 10.7% to R$1.1 billion in 2008 from R$977 million in 2007. This increase was due primarily to a decrease in tax credits attributable to our subsidiaries A. Telecom and Telefónica Data S/A and decreased tax benefits as a result of a decrease in the value of interest on shareholders’ equity. The increase in income tax and social contributions was also due in part to higher income before taxes and social contributions.

Net Income

As a result of the foregoing factors, net income increased 2.4% to R$2.4 billion in 2008 from R$2.4 billion in 2007.

Results of Operations for the Year Ended December 31, 2007 Compared to the Year Ended December 31, 2006

Net Operating Revenue

Net operating revenue increased by 0.6% reaching R$14.7 billion in 2007 from R$14.6 billion in 2006. The increase in net operating revenue is primarily a result of growth in data package communications revenue due to the consolidation of Telefónica Empresas S.A., an increase in revenue from our Speedy broadband services, and growth in national long distance service revenue. This increase was partially offset by a decline in revenue from measured service charges, network usage services, network access, local service, international long distance service and interconnection (fixed-mobile) traffic, and due primarily to the increase in anti-fraud activities, along with an increase in sales tax expenses and an increase in discounts given.

The following table sets forth certain components of our operating revenues for 2007 and 2006, as well as the percentage change of each component.

	Year ended December 31,		% Change
	2007	2006	2007 - 2006
	(in millions of reais, except percentages)
Gross operating revenue:
Local services:
Monthly subscription charges	5,646	5,690	(0.8)
Activation fees	120	119	0.8
Measured service charges	2,808	3,243	(13.4)
Public telephones	551	584	(5.7)
Total	9,125	9,636	(5.3)
Long-distance services:
Intraregional	2,006	2,090	(4.0)
Interregional and international	1,349	1,080	24.9
Total	3,355	3,170	5.8
Data transmission	2,996	2,021	48.3
Interconnection services	4,064	4,245	(4.3)
Network usage services	405	535	(24.3)
Network access	319	399	(20.1)
Other services	920	791	16.2
Total gross operating revenue	21,184	20,797	1.9
Value added and other indirect taxes	(5,575)	(5,531)	0.8
Discounts	(881)	(623)	41.4
Net operating revenue	14,728	14,643	0.6

Local Services

Revenues from local services decreased 5.3% to R$9.1 billion in 2007, from R$9.6 billion in 2006. The reduction was due primarily to the 2.3% decline in the average lines in service, a migration from pulse to minute causing a decline in consumption, and reduction in revenues from the sale of traffic packets. These declines were partially offset by the 2.2% tariff readjustment that took effect as of July 2007.

Monthly subscription charges. Revenues from monthly subscriptions decreased 0.8% to R$5.6 billion in 2007 compared to R$5.7 billion in 2006. The decrease in 2007 was primarily due to a reduction of 2.3% of the average lines in service and an increase in the basis of alternative plans, which have a lower subscription resulting in a drop in revenue of R$43.3 million; this loss is within the scope of the company’s efforts to improve the client portfolio. These declines were partially offset by the 2.2% tariff readjustment that took effect as of July 2007.

Activation fees. Revenues from monthly activation fees increased by 0.8% to R$120 million in 2007 from R$119 million in 2006. The increase was mainly due to the growth of new alternative plans in fixed telephony partially offset by a reduction in activation fees.

Measured service charges. Revenues from measured service charges decreased 13.4% to R$2.8 billion in 2007 from R$3.2 billion in 2006. The decrease in 2007 was due primarily to the reduction of 2.3% in the average lines in service, a migration from pulses to minutes, and the sale of traffic packages (DUO and TRIO) where there was a drop in the amount per minute for calls, causing a drop in traffic and a reduction in revenue with local TUP calls collected. These effects were partially offset by a tariff readjustment that became effective on October 1, 2007.

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

Network Access

The revenues derived from network access decreased 20.1% to R$319 million in 2007 from R$399 million in 2006, due primarily to the drop in revenues from leases of dedicated lines to other carriers (EILD), as well as decrease network transfer revenue. In contrast, there was an increase in revenue from link compensation and equipment leasing for industrial exploration (EILD).

Other Services

Revenues from other services increased 16.2% to R$920 million in 2007 from R$791 million in 2006. These effects were caused by an increase in revenue from TV services, additional services such as: Detect, equipment leasing, Technical consulting and due to an increase in the sale of infrastructure equipment. In contrast, there was a decline in other additional services such as advertising commissions in telephone directories, rent and compensation for circuits and reduction in the installation fees for telecommunications equipment.

Value Added and Other Indirect Taxes

Value added and other indirect taxes increased 0.8% to R$5.6 billion in 2007 from R$5.5 billion in 2006, in accordance with the increase in operating revenues.

Discounts

Discounts increased 41.4% to R$881 million in 2007 from R$623 million in 2006. The increase was due primarily to promotional discounts for Speedy and Dedicated IP services.

Cost of Goods and Services

Cost of goods and services primarily includes depreciation and amortization expenses, interconnection services, personnel expenses and costs of services provided by third parties. Cost of goods and services increased 3.2% to R$8 billion in 2007 compared to R$7.8 billion in 2006, mainly due to an increase in expenses related to personnel and rent for network transmission.

The following table sets forth certain components of our cost of goods and services, as well as the percentage change of each component from the prior year, for 2007 and 2006.

	Year ended December 31,		% Change
	2007	2006	2007 - 2006
	(in millions of reais, except percentages)
Cost of goods and services:
Depreciation and amortization	2,348	2,351	(0.1)
Outsourced services	1,240	1,172	5.8
Interconnection services	3,617	3,554	1.8
Operational personnel	225	213	5.6
Organizational Restructuring Program	63	18	250.0
Materials	32	44	(27.3)
Other costs	504	429	17.5
Total cost of goods and services	8,029	7,781	3.2

Depreciation and amortization

Depreciation and amortization expenses decreased 0.1% to R$2.3 billion in 2007 from R$2.4 billion in 2006, due primarily to a reduction in the depreciation of permanent assets and a decrease in our provision for modem obsolescence. This provision is made in connection with technological advances in the market.

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

Organizational Restructuring Program

Expenses relating to the Organizational Restructuring Program increased by 250% to R$63 million in 2007 from R$18 million in 2006. This increase was due to the Incentive Plan (Plano de Desligamento Incentivado – PDI) approved in 2007.

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

General and Administrative Expenses

General and administrative expenses decreased by 14.6% to R$839 million in 2007 from R$983 million in 2006, mainly due to a reduction in security services and in logistics services (such as storage of TV and telecommunications equipment). These effects were partially offset by the salary expenses associated with the Organizational Restructuring Program, salary increases related to the promotion of 20% of our employees, and fines imposed by ANATEL related to co-billing. In 2007, fixed assets and their respective depreciation expenses were reclassified as general and administrative expenses for cost purposes.

Other Net Operating Income

Other net operating income includes a variety of revenues and costs and totaled R$170.6 million in 2007 compared to R$276 million in 2006, due primarily to the partial reversal by the Company of the INSS provision corresponding to the Bresser, Verão and SAT plans due to a five year decrease totaling R$105.7 million, of which the amount of R$4.6 million was reverted to the financial result for 2007.

Financial Expense, Net

We recognized a net financial expense of R$307 million in 2007 compared to a net financial expense of R$331 million in 2006. The financial result improved due primarily to a drop in the CDI rate, reducing expenses and lower average indebtedness.

Income Tax and Social Contribution

Our income tax and social contribution expenses decreased by 11.8% to R$977 million in 2007 from R$1.1 billion in 2006. This decrease was due primarily to lower company pre-tax profits, causing a reduction in the taxable basis. Our effective tax rate in 2007 was 29.3% compared to 28.2% in 2006. See Note 30 to the consolidated financial statements.

Net Income

As a result of the foregoing factors, net income decreased 16.1 % to R$2.4 billion in 2007 from R$2.8 billion in 2006.

B. Liquidity and Capital Resources

General

We have funded our operations and capital expenditures mainly from operating cash flows and loans obtained from financial institutions. As of December 31, 2008, we had R$1.7 billion in cash and cash equivalents. Our principal cash requirements include:

•	the servicing of our indebtedness,

•	capital expenditures, and

•	the payment of dividends.

Sources of Funds

Our cash flow from operations was R$5.1 billion in 2008, compared to R$4.8 billion in 2007 and R$5.0 billion in 2006. The increase in cash flow from operating activities of 7.4% in 2008 compared to 2007 was due primarily to an increase in average revenue per user in 2008 due to growth in sales revenues and shorter customer payment periods.  In addition, in 2008 we did not have to pay ANATEL a concession renewal fee, which is only required in uneven years.  Our decrease in cash flow from operating activities of 4.6% in 2007 compared to 2006 was due primarily to the payment to ANATEL of a concession renewal fee in the amount of R$224.8 million.

Our future cash flow is subject to the rates approved by ANATEL and the impact of competition on our revenues. We expect to continue to experience a reliable and steady source of internal cash flow from operations for the foreseeable future from our base of customers and installed network.

Uses of Funds

Our cash flow used in investing activities was R$2.1 billion in 2008 compared to R$2.3 billion in 2007 and R$1.9 billion in 2006. In 2008, we increased our investments in property, plant and equipment, but used less cash in investing activities in 2008 as compared to 2007, primarily due to the acquistion of Navytree in 2007 and offset in part by the sale of real estate. The increase in 2007 compared to 2006 was due primarily to the acquisition of Navytree and the increase in investments in the property, plant and equipment of the company, partially offset by the sale of real estate located in the Barra Funda district.

Our cash flow used in financing activities was R$2.2 billion in 2008 compared to R$1.7 billion in 2007 and R$3.4 billion used in 2006. The increase in cash flow used in financing activities in 2008 was due primarily to lower dividend payments and lower indebtedness. The decrease in cash flow used in financing activities in 2007 was due primarily to an increase in loans obtained and a decrease in the payment of dividends.

Indebtedness

As of December 31, 2008, our total debt was as follows:

Debt	Currency	Annual interest rate payable	Maturity	Principal amount outstanding (in thousands of reais)
Loan and Financing BNDES	R$	TJLP + 3.73%	2015	1,689,521
Mediocrédito	US$	1.75%	2014	34,860
Debentures	R$	CDI + 0.35%	2010	1,500,000
Resolution No. 2,770	JPY	0.5% to 5.78%	2009	211,947
Resolution No. 2,770	EUR	5.74%	2009	80,562
Resolution No. 2,770	JPY	1.0%	2009	48,166
Untied loan –JBIC	JPY	LIBOR + 1.25%	2009	127,979
Accrued Interest	R$/US$/JPY/EUR	—	2009 to 2014	43,159
Total debt				3,736,194
Current				518,842
Long-term				3,217,352

Interest and principal payments on our indebtedness as of December 31, 2008 due in 2009 and 2010 total R$518.8 million and R$1.5 billion, respectively.

The agreements that govern the majority of our outstanding loans and financings contain certain standard restrictive covenants, which provide for the acceleration of the full balance of our obligations in the event of any default. As of December 31, 2008, we were not in default of any of our obligations and therefore none of our liabilities were subject to acceleration.

Capital Expenditures and Payment of Dividends

Our principal capital requirements are for capital expenditures and payments of dividends to shareholders. Additions to property, plant and equipment totaled R$2.3 billion, R$2.0 billion and R$1.7 billion for the years ended December 31, 2008, 2007, and 2006, respectively. Our capital expenditures for the year 2009 are expected to be approximately R$2.4 billion. These expenditures relate primarily to the expansion of our network. We expect to seek financing for part of our capital expenditures either from equipment suppliers and Brazilian government agencies, from local or foreign capital markets or from local and foreign financial institutions. See “Item 4.A—Information on the Company—History and Development of the Company—Capital Expenditures.”

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

We may also make additional distributions to the extent that we have available profits and reserves to distribute. All of the above distributions may be made as dividends or as tax-deductible interest on shareholders’ equity. We paid dividends of R$2.2 billion, R$2.6 billion and R$3.1 billion in 2008, 2007, and 2006, respectively.

Our management expects to meet 2009 capital requirements primarily from cash provided from our operations. Net cash provided by operations was R$5.1 billion, R$4.7 billion and R$5.0 billion in 2008, 2007 and 2006, respectively.

According to Brazilian Corporate Law and our by-laws, we must generally pay dividends to all shareholders equal to at least 25% of our annual net income, as determined and adjusted under the Brazilian Corporate Law. These adjustments to net income for purposes of calculating the basis for dividends include allocations to various reserves that effectively reduce the amount available for the payment of dividends. For the fiscal year ended December 31, 2008, the Board of Directors Meeting held on February 17, 2009 decided to submit to the shareholders meeting a proposal to pay dividends in the amount of R$395,110,343.71, which, together with the interim dividend and interest on own capital payments made in 2008, would be sufficient to meet the minimum dividend required by Brazilian law. The proposal to pay dividends was approved by General Shareholders Meeting  held on March 25, 2009. See “—Our preferred shares and our ADSs generally do not have voting rights.”

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

Our research and development expenses, including our monetary contributions to CPQD, were R$10.5 million for 2004. For 2005, there were no expenses in respect of Research and Development with CPQD. In 2006, we made investments in research and development, in partnership with the CPQD, in the amount of R$10.3 million, to maintain our products and services in line with the new technologies available in the global market. In 2007, we invested R$12.3 million to align our services with the market’s, as well as to update our tools for providing new products and services supplied by Telefónica and in 2008, we invested R$6.6 million in regulatory compliance and network upgrades in preparation for the implementation of Number Portability.

We also invested R$7.0 million to maintain our products and services in line with the new technologies available in the global market. In addition, we invested R$4.6 million in the development of management solutions for a new network (GPON) through CPQD’s tools.

We also entered into a contract in 2004 with Telefônica Research and Development (TPD) to guide our Network Management and Operation group toward an automated system and to focus our performance. We invested R$2.5 million in 2004 in this regard. In 2005, we invested an additional R$2.3 million in TPD to improve its tools. In 2006, we invested R$7.3 million to improve its services and to further optimize its processes.

Continually seeking to improve our services and pursuant to our contract with TPD, in 2007 we invested R$3.4 million to develop the systems responsible for operating and managing our internal network. These systems are responsible for inventory, fault, configuration and fulfillment. In 2008, together with TPD, we invested R$2.6 million in regulatory compliance and network upgrades in preparation for the implementation of Number Portability. We also invested R$1.8 million for development of NGN and WLL. In addition, we invested R$8.4 million for IP networks and R$3.1 in customer management solutions.

On April 26, 2007, FAPESP and Telefónica entered into an agreement whereby Telesp would supply a 4,000-km fiber network connecting 13 universities and 54 laboratories (including six hospitals). The network covers more than 600 researchers and was developed to contemplate open innovation. FAPESP will provide R$12 million over the life of the contract for project notices sent to the market, meeting Telefónica’s technological innovation demands. This network is one of the largest open innovation networks in Latin America, and in 2007 we had 17 proposals of technological innovation presented, seven of them approved with investments from the government, businesses and science and technology institutes in the state of São Paulo.

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

Since 2007, Telefónica has used certain government incentives focused on lowering research and development expenses. Act No. 11,196/05 provides such fiscal incentives to companies that focus on innovation. Under the terms of this Act, and acknowledging the importance of R&D in innovation on the overall CAPEX, Telefónica invested R$387 million in 2006 on projects in innovation and R$522 million in 2007, for a total of R$909 million in these two years. This delivered a cash flow gain of R$69.1 million during these two years. In 2008, Telefónica spent about R$268 million on R&D projects with a cash flow gain of R$32.5 million.

Patents and Licenses

Our principal intellectual property assets include:

•	permission to use the trademark name “Telefônica” and all names derived from “Telefônica”;

•	our name “Telecomunicações de São Paulo S.A. - Telesp”; and

•
our commercial brands, “Super 15” for long-distance services and “Speedy” for broadband products, “Telefónica TV Digital” for pay television service, “DUO” for telephone and broadband service and “TRIO” for telephone, broadband and Digital TV service.

D. Trend Information

In 2009, we believe the telecommunications industry will continue to face the challenges presented by the global economic slowdown. We believe that the effects of the slowdown will be felt in the telecommunications industry more gradually and less intensely than in certain other industries that are more depending on international commerce with other countries or regions that are more directly affected by the economic crisis such as, for example, the United States and Eurozone countries. Nevertheless, we do expect a slowdown in the Brazilian economy and anticipate it will affect the telecommunications market. Moreover, we expect to face pressure in managing our cost structure in connection with equipment imported from abroad due to fluctuations in exchange rates.

From a business and strategy perspective, one of the most important factors in the development of the telecommunications industry in the future is technological convergence, represented by the integration of networks and services, about which debates have arisen with respect to its technological, as well as legal, regulatory and commercial, aspects.

Observation of more mature markets, such as the European and Asian markets, and the current evolution of offers of services and convergent products in the Brazilian market, shows the need for the development of a more complete portfolio of services, with better integrated operations, especially for fixed voice, broadband and pay TV.  To this end, we are focused on developing and offering convegent products and integrated offerings, keeping in mind the needs of the “digital home office”.  With the offering of Telefónica TV Digital (DTH) and IPTV through a partnership with TVA, which we expect to launch in early 2009, we seek to meet these market demands.  We are seeking to diversify and expand our offering of bundled products (DUOs and TRIOs), with a focus on content (such as through the launch interactive high definition TV again through our venture partner TVA), more personalized offerings, video on demand services and development of products such as the “Passarela”, a control hub for connecting multiple home media and office applications. We are also improving our customer support services with more emphasis on client attention, such as with “Dr. Speedy”, an information systems technical support offering which provides telephonic support, remote service and on-site technical support.

We expect competition in the industry to remain intense during 2009, particularly with the ongoing implementation of Number Portability throughout Brazil. In addition, due to the change in the General Plan of Grants in 2008, which allowed for telecommunications operators in the same corporate group to offer telecommunications services in more than one region, the industry has already undergone a certain degree of consolidation, which we expect may continue in the near future. Specifically, with the merger of Brasil Telecom and Oi, a large new national telecommunications provider has already changed the competitive landscape, with an aggressive market strategy with plans to offer broadband mobile services by way of 3G technology and fixed telephone services in our market concession region. In addition, our competitors are frequently expanding their product portfolios, obtaining new licenses and upgrading the speed of their high-speed broadband offerings.  Moreover, mobile telephone operators represent an ever greater source of competition, constantly developing additional alternatives both to fixed-line telephone service and broadband services.

The broadband market will likely continue to show strong growth, as broadband is considered to be the basic platform for developing convergent products and services. We expect to increase the speeds offered and the sophistication of our products, drawing on new business models – as we have already done with our VoIP, e-commerce and triple play – we are endeavoring to be in a leading position in these movements of the market, such as by expanding our offering of broadband services and developing more value-added services (such as wi-fi modems, improved technical support and installation and configuration support) and by expanding our fiber-optic network to reach up to 330 million homes. With respect to competition, reduction in the prices of infrastructure through new technologies should help current fixed operators to expand geographically beyond their concession areas. This increase in competitiveness is already occurring, mainly in the mobile and long-distance markets, and could to be stronger for local fixed services. As an example, two new mobile service operators, Oi and AEIOU entered the market in 2008. Telesp has responded to these movements and is positioning itself to also capture opportunities outside of its concession area without jeopardizing its consolidated leadership position. This expected influx of competition in the voice market, both fixed and mobile, should bring with it the growth of new services and a greater commoditization of services, with increasingly smaller shares of operators’ total revenues coming from voice services. Given this scenario, there has been a change of focus away from the price of services and towards customer service and quality, along with new product offers.

The market for mobile telephony has shown some signs of deceleration and increased competition despite growth in recent years. In the future, we expect that mobile operators will be increasingly likely to seek alternative sources of revenue, and fixed telephony and broadband will be their main targets, which is evident from announcements by mobile service operators of products offerings for mobile broadband services at speeds and prices comparable with broadband service offered through ADSL and pay TV services. Moreover, the result of the auction for licenses for 3G services that had a premium of 80%, with offers from all the current mobile operators and some incoming ones, demonstrates the interest of the mobile operators in convergent services, especially broadband.

Generally, the Brazilian economy has experienced moderate growth over the last few years, but with significant expansion of internal consumption, mostly by the middle class. Given this trend, growth in some markets, such as broadband and TV should increase from the growth in the segment that has greater income, suggesting the need for adequacy in the geographic coverage and mix of products and services by operators to better serve them. Telefônica, observing this trend, has bet on these markets, both in the broadband and pay TV market, aiming to shift our consumption focus from the upper and upper-middle income classes, where penetration is already sufficiently advanced, to its entire subscriber base, through its different technological alternatives and those of its partners.

Despite not expecting an increase in fixed lines in the market, Telesp seeks opportunities with respect to low-income customers, and since 2004,  it has successfully initiated operations of services of telephony designed for this segment. Currently, our portfolio includes voice packages for flat fee services (offering unlimited local calling to other fixed-line telephones), packages of minutes (My Minutes), controlled and economic lines (a cheaper package of minutes for local fixed calls and the use of prepaid credits for long-distance and mobile calls). Our competitors also offer distinct plans targeted toward capturing the lower-income market segment, including by offering flexible billing packages, free calls to other customers of the same service provider or calling packages with significantly reduced prices.

For the local voice market, in August of 2007, we finished a conversion of billing for local services from pulse-based to minute-based for the state of São Paulo. Despite initially expecting losses, given the differences between charges for shorter calls and longer calls associated with the alternative mandatory plan (PASOO), the conversion did not have a significant impact on revenues, as only 5% of the total client base had transferred to this plan in 2008 (PASOO).

In the long-distance market, we expect competition from VoIP (Voice over Internet Protocol—technology for transmitting voice using the internet) will continue to grow. Over the last two years, we experienced the entrance of many VoIP players in the market, but due to Brazil’s low broadband penetration, low quality of services and limited efforts in marketing, VoIP has mildly affected the traditional long-distance market. We believe that over the next few years, VoIP may play a more expansive role, bringing a decrease in prices and traffic volume of traditional long distance.

We are taking several actions to keep up with market trends and to compete by taking advantage of new technologies. We are closely monitoring the evolution of VoIP usage and developing bundled services that include voice, video and broadband, in addition to the development of products related to IPTV. In addition, we are following technological developments and performing tests on wireless access technology for voice, data and video, such as Wi-Max, preparing the company to take advantage of such technology in areas in which our conventional network coverage is currently limited. We are also looking to remain competitive technologically, which will require significant investments for updating our networks, improving the quality of our services and developing new products.  We are also working to improve our customer relations by promoting a company-wide effort to emphasize customer service across all segments of our business.  To accomplish this, we have identified several action items, including reducing operation failures, improving management third-party operators, and remodeling our call center, all aimed toward improving the customer service experience.

E. Off-balance-Sheet Arrangements

None.

F. Tabular Disclosure of Contractual Obligations

Our contractual obligations and commercial commitments as of December 31, 2008 are as follows:

	Total	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years
	(In thousands of reais, as of December 31, 2008)
Contractual obligations
Long-term debt	3,217,352	–	2,048,714	343,972	824,666
Pension and other post retirement benefits	148,768	2,884	4,996	4,119	136,769
Other long-term obligations	–	–	–	–	–
Total contractual cash obligations	3,366,120	2,884	2,053,710	348,091	961,435
Commercial commitments
Suppliers	2,314,698	2,314,698	–	–	–
Other commercial commitments	–	–	–	–	–
Total commercial commitments	2,314,698	2,314,698	–	–	–

Long-Term Debt

Amount
Year ending December 31,	(in thousands of reais, as of December 31, 2008)
2010	1,704,204
2011	344,510

Amount
Year ending December 31,	(in thousands of reais, as of December 31, 2008)
2012	343,972
2013	343,420
2014	481,246
Total	3,217,352

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

Name	Position	Date of Appointment
Antonio Carlos Valente da Silva	Chairman	March 29, 2007
José María Álvarez-Pallete López	Vice-Chairman	March 29, 2007
Antonio Viana-Baptista	Director	February 19, 2008
Enrique Used Aznar	Director	March 29, 2007
Fernando Abril-Martorell Hernández	Director	March 29, 2007
Fernando Xavier Ferreira	Director	March 29, 2007
Francisco Javier de Paz Mancho	Director	February 19, 2008
Guillermo Fernández Vidal	Director	March 26, 2008
Iñaki Urdangarin	Director	March 29, 2007
José Fernando de Almansa Moreno-Barreda	Director	March 29, 2007
Juan Carlos Ros Brugueras	Director	March 29, 2007
Luis Antonio Malvido	Director	March 26, 2008
Luciano Carvalho Ventura	Director	March 29, 2007
Luis Bastida Ibarguen	Director	March 29, 2007
Luis Fernando Furlan	Director	February 19, 2008
Miguel Àngel Gutiérrez Méndez	Director	March 29, 2007
Narcís Serra Serra	Director	March 29, 2007
______________
*The members of the Board of Directors have the mandate until the ordinary general meeting of 2010.

Set forth below are brief biographies of our directors:

Antonio Carlos Valente da Silva is 56 years old and acts as President of the Board of Directors and serves as Chief Executive Officer. Mr. Valente is an Electrical Engineer, with vast experience in business development and telecommunications regulation. Mr. Valente served as Chief Executive Officer of Telefónica del Perú S.A.A, Telefónica Móviles S.A., Telefónica Móviles Perú Holding S.A.C., Telefónica Perú Holding S.A.C and of Telefónica Multimedia S.A.C and is a member of the Board of Directors. In addition, Mr. Valente is First Vice-President of the Association of Private Enterprises of Public Services (ADEPSEP) and is a Director of the Official Chamber of Commerce of Spain in Perú (COCEP). Prior to his appointment as Chief Executive Officer of Telefónica del Perú, Mr. Valente was responsible for the regulation of the Telefónica Group for Latin America. From 2002-2003, Mr. Valente acted as Vice-President of the National Agency of Telecommunications (ANATEL) of Brazil and presided over the Latin American Telecommunications Regulators Forum (Regulatel) institute, which unites nineteen Latin American countries and the Caribbean. Mr. Valente obtained a postgraduate degree in

Business and Administration, with a specialization in Systems and Business Management including Entrepreneurial Strategy, from MIT/Sloan School of Management. Mr. Valente has taught and published numerous articles regarding regulation and telecommunications in Brazilian and international magazines. Since May 2007, he has been President of “AHCIET – Asociación Iberoamericana de Centros de Investigación y Empresas de Telecomunicaciones.” Since July 2008, he has been President of “Telebrasil” (Associação Brasileira de Telecomunicações). He is also a Board Member of CPQD (Centro de Pesquisas e Desenvolvimento), a member of the Strategic Comitee of “FIESP” (Federação das Indústrias do Estado de São Paulo) and the Vice-President of “ABDIB” (Associação Brasileira da Industria de Base).

José María Álvarez-Pallete López is 45 years old and was appointed as Chairman and Chief Executive Officer of Telefónica Internacional in 24 July 2002 and Managing Director Latin America, as well as member of the Board of Telefónica, S.A. in July 2006. He began his career at Arthur Young Auditors in 1987 and joined Benito & Monjardin/Kidder, Peabody & Co. in 1988, where he held positions in the research and corporate finance departments. In 1995 he joined Valenciana de Cementos Portland (Cemex) as head of the Investor Relations and Studies department. He was appointed Financial Manager for CEMEX in Spain in 1996 and General Manager for Administration and Financial Affairs for CEMEX Group’s interests in Indonesia in 1998, headquartered in Jakarta. He joined Telefónica in February 1999 as CFO of Telefónica Internacional. In September of the same year, he became CFO of Telefónica, S.A. In 2000, he was awarded CFO of the Year in the M&A chapter by CFO Europe Magazine (The Economist Group). He holds a post-graduate course, the International Management Program by the Instituto Panamericano de Alta Dirección de Empresa (IPADE). He also obtained the Advanced Research Certificate from the Accounting, Financial Administration and Economy Department of the Universidad Complutense de Madrid. He is a member of the following Boards of Directors: Telefónica Datacorp, Telefónica Internacional, Telefónica Móviles España, Telefónica de Argentina, Telecomunicaçoes de São Paulo (Telesp), Compañía de Telecomunicaciones de Chile, Telefónica Internacional Chile,  Telefónica Móviles México, Telefónica del Perú, Colombia Telecom, Portugal Telecom y Chairman of Brasilcel, N.V. Supervisory Board. He has been Chairman of Antares, Fonditel, Telfisa and Telefónica North América; Vicechairman of T.Perú; a Member of the Board of Directors of Cemex Singapur, Admira Media, Inmobiliaria Telefónica, TPI, Telefónica Móviles, Telefónica de España, Telefónica Holding Argentina, Telefónica Larga Distancia de Puerto Rico, Telefónica O2, China Netcom, Europe and member of the Supervisory Board of Cesky Telecom. Mr. Álvarez-Pallete holds a graduate degree in Economics from the Complutense University of Madrid.  He also studied Economics at the Université Libre de Belgique.

Antonio Viana-Baptista is 51 years old and is a member of our Board of Directors. He was the General Director of Telefónica de Espanha, member of the Executive Committee and of the Board of Directors of Telefônica S.A. holding of Telefônica Group. He is also a member of the Board of Directors of O2 PLC, Telefónica Latinoamérica and Portugal Telecom SGPS. Since arriving at Telefônica in 1998, he has been involved with many companies in the group. He was the Executive President of Telefónica Móviles, S.A. In the period between December 1998 and July 2002, he was President of Telefônica International and Executive President of Telefónica Latinoamérica. He was Executive Counsel of the BPI (Banco Português de Investimento) during the period from 1991 to 1998. During the period from 1985 to 1991, he was partner of McKinsey & Co. in Madrid and Lisbon. He holds a degree in economics from Universidad Católica Portuguesa in 1981 and also holds an MBA from INSEAD, Fontainebleau, in 1983.

Enrique Used Aznar is 67 years old and serves as a member of the Board of Directors. He also Acts as a member of the Board of Directors of Telefônica International and Telefónica Peru.  He is also a member of the Assembléia Directiva of IESE of Madrid, the vice-chairman of the Spanish Association for the Fight Against Cancer (Asociación Española de la Lucha contra el Cancer) and a sponsor of the Scientific Foundation Against Cancer (Fundação Científica contra o Câncer). He has also served as Executive Chairman of Telefónica Internacional S.A., Telefónica Servicios Móviles and Telefónica I+D, as executive vice-chairman of TPI Páginas Amarelas, Telefónica do Chile and Telintar (investor from Argentina), and as member of the Boards of Directors of Telefónica, Telefónica da Argentina, AT&T Network System International and of Ericsson in Spain. He holds a degree in telecommunications engineering from the “Universidad de Madrid”, the University of Madrid. He also holds a degree from IESE (Alta Direção de Empresas).

Fernando Abril-Martorell Hernández is 46 years old and serves on our Board of Directors. He is a member of the Board of Directors of Companhia de Infraestruturas del Transporte S.A. (CINTRA) and of ENCE (the Spanish pulp producer). From 1987 to 1997, Mr. Abril-Martorell Hernández performed several functions at JP Morgan, in New York, London and Madrid, including treasury department manager and member of the managing committee. Mr. Abril-Martorel Hernández joined the Telefónica group in January of 1997, as corporate finance general manager, having represented the group’s interests in the Brazilian telecommunications industry privatization process. From December 1998 to June 2000, he served as chief executive officer and chief financial officer of Telefónica Publicidade e Información (TPI). He was a member of the Board of Directors of the Telefónica Group from August 2000 to September 2003. In 2005, he joined Credit Suisse Group in Spain as Managing Director and Chief Executive Officer. Mr. Abril-Martorell Hernández holds a degree in law and business sciences from ICAI-ICADE (Instituto de Postgrado y Formación Continua), Spain.

Fernando Xavier Ferreira is 60 years old and acts as a member of our Board of Directors. Mr. Ferreira served as our chief executive officer and of SP Telecomunicações Holding Ltda. He was president of the Supervisory Board of Brasilcel N.V., president of the Boards of Directors of Vivo Participações S/A, and Fundação Telefónica. He is also a member of the Board of Directors of Telefónica Internacional S.A. Mr. Ferreira has served as president of Telecomunicações Brasileiras S.A. - Telebrás, executive secretary in the Brazilian Ministry of Communications, chairman of the Board of Directors of Embratel S.A., president of Nortel do Brasil S.A., Brazilian General Director of Itaipu Binacional, president of Telecomunicações do Paraná S.A. - Telepar and as member of ANATEL’s consulting committee and member of the Board of Directors of Empresa Brasileira de Correios e Telégrafos - ECT and Portugal Telecom. He holds a degree in electrical engineering from Faculdade de Engenharia Elétrica da Universidade Católica do Rio de Janeiro, the Electric Engineering Faculty of the Catholic University of Rio de Janeiro, Brazil, which he received in 1971. He attended a business administration course at Western Ontario University, Canada, in 1982.

Francisco Javier de Paz Mancho is 50 years old and serves as a member of our Board of Directors.  Currently Mr. Mancho is the Chief Executive Officer of Atento Holding Inversiones y Teleservicios, S.A.U., an advocate of MAZ management registry, is elected to management of Fundación Telefônica, serves as a member of the Board of Directors of Telefônica Internacional, is a member of the Board of Advisers of Telefônica LATAM, is an executive officer and member of the Board of Directors of Telefônica Argentina S.A. and is the Honored President of PREALSA. From July 2004 until December 2007, he was the President of Mercasa. He was the President and Director of the Strategic Corporate area of Donuts Panrico Group (1996-2004), General Director of the Ministry of Commerce and Tourism (1993-1996), General Secretary of Unión de Consumidores de España (UCE) (1990-1993), and General Secretary of Juventudes Socialistas and executive member of PSOE (1984-1993). Also, he has acted in the following capacities:  counsel of Túnel del Cadí (2004-2006), President of Patronal Pan and Bollería Marca (COE) (2003-2004), counsel of Mutua de Accidents of Zaragoza (MAZ) (1998-2004), counsel of Panrico Group (1998-2004), President of Observatorio de la Distribuicion Comercial del Ministerio de Comercio e Turismo (1994-1996), Member of Social and Economic Council and Permanent Commission (1991-1993 and 1996-2000) and counsel of Tabacalera, S.A. (1993-1996). Mr. Javier holds degrees in Information and Publicity and Law.

Guillermo Fernández Vidal is 63 years old and serves as a member of the Board of Directors. Mr Vidal began his career as a Systems Technician at NCR. In 1972, he joined ENTEL as a Systems Officer. In 1982, Mr. Vidal was appointed as President of ECOTEL, a position he occupied until 1987. After that, Mr. Vidal joined Telefónica Group, where he occupied several high-level administrative positions. Currently, he is an Advisor of Telefônica and member of the Board of Directors of Telefônica O2 - Chequia. Along his career path, Mr. Vidal was a member of the Boards of Directors of the following companies: ECOTEL, Ibermática, Amper, Telefónica de Peru, Telefônica CTC, TPI, Terra, Telefónica Móviles, Via Digital, Telefônica de España SAL and Telefônica Móviles España. Mr. Vidal holds a degree of industrial engineering.

Iñaki Urdangarin is 41 years old and serves as a member of our Board of Directors. Mr. Urdangarín is a former world-class professional handball player. He has also participated in three Olympic Games, winning medals in two of them, and is Spain’s most decorated sportsman. He held the important role of Vice-President of the Spanish Olympic Committee. He combined competitions with studies of Business Science. After ending his sporting career, he began advanced management studies in ESADE, one of the most prestigious business schools in the world. Currently, he is a professor of business policy at ESADE. He has also developed a professional career as an advisor and consultant at La Caixa (a major Spanish financial firm) and Octagon, before he co-founded the Noos Institute, where he was the president until 2006, when he left the Institute. He presided over two international meetings on “Cities and Major Sporting Events” and “Sports and Tourism” and co-authored and edited four books. Currently, he is a member of the Advisory Boards of Telefónica Internacional, Motorpress (Spanish leading news and media group) and other major Spanish companies. His sports, academic and professional experience makes him believe in the power of sports and culture as useful tools for social inclusion. He, together with other relevant sportsmen, international academics and CEOs, developed a foundation to study and promote the use of sports and culture to help those in danger of being socially excluded. He holds a bachelors degree in Administration and Business Management, together with an MBA from ESADE.

José Fernando de Almansa Moreno-Barreda is 60 years old. He is a member of the Board of Directors of Telefônica and President of the board’s international affairs committee. He is also a member of the Board of Directors of Telefônica de Peru S.A., Telecomunicações de São Paulo S.A., Telefônica de Argentina S.A., Telefônica Latinoamérica S.A., Telefónica Moviles México S.A. de CV, Médi Telécom S/A Morocco and BBVA Bancomer Mexico. He is currently a sponsor of the foundations Reina Sofía, Conde de Barcelona, Diputación de San Andrés de los Flamencos - Carlos de Amberes Foundation, Padre Arrupe-Activa, Príncipe de Astúrias, Euroamérica and Fundación Médica Mutua Madrileña. Mr. Almansa joined the Spanish Diplomatic Corps in 1974 and served from 1976 to 1992 as Embassy Secretary of the Spanish Embassy in Brussels, Cultural Counselor of the Spanish Representation to Mexico; Chief Director for Eastern European Affairs and Atlantic Affairs Director in the Spanish Foreign Affairs Ministry; Press and Political Counselor to the Spanish Permanent Representation to the North Atlantic Council in Brussels; Minister-Counsellor of the Spanish Embassy in the Soviet Union; General Director of the National Commission for the 5th Centennial of the Discovery of the Americas and Deputy General Director for Eastern Europe Affairs in the Spanish Foreign Affairs Ministry. In January 1993, Mr. Almansa was appointed Chief of the Royal Household by His Majesty King Juan Carlos I. He held this post until December 2002 and is currently Personal Adviser to His Majesty King Juan Carlos I. Mr. Almansa holds a law degree from the Universidad de Deusto, the University of Deusto, Bilbao, Spain.

Juan Carlos Ros Brugueras is 47 years old and is a member of our Board of Directors. In 2005, he was appointed Chief Legal Officer of Telefônica S.A. Since May 1998, Mr. Ros Brugueras has been a General Secretary to the Board of Directors and General Counsel of Telefônica Internacional S.A. and also a director of Telefônica de Argentina S.A. (Argentina), Telefônica Larga Distância de Porto Rico Inc. (Porto Rico), Companhia de Telecomunicações do Chile S.A. (Chile) and Telefônica do Peru S.A. (Peru). He served on our board and that of Companhia Telefônica da Borda do Campo from December 1998 through November 1999, and also on the boards of Companhia Riograndense de Telecomunicações - CRT, Tele Sudeste Celular Participações S/A, Telerj Celular S/A and Telest Celular S/A. From 1985 to 1997, he was a partner in a law firm in Barcelona, and, during such time, he served as Secretary on the Boards of Directors of various Spanish and foreign companies. Mr. Ros holds a law degree from Universidad Central de Barcelona, the Central University of Barcelona, Spain.

Luis Antonio Malvido is 44 years old and is a member of our Board of Directors. After participating in the Empresa Nacional de Teléfonos (ENTel) privatization in 1990 and its later takeover, Mr Malvido accepted a position at Telefónica Group. In 1998, he was appointed Chief Executive Officer (CEO) of Unifón, the mobile telephony company controlled by Telefónica in Argentina, and, in 2004, he moved to Venezuela to serve as President of Telcel, the telecommunications company that Telefónica had just acquired there. Since 2008, he is a member of the Board and General Director of Fixed Telephony of Telesp. Mr. Malvido holds a degree in industrial engineering from the Institute of Technology of Buenos Aires (“ITBA”), which he earned with honors.

Luciano Carvalho Ventura is 61 years old. He is a member of our Board of Directors and is the officer responsible for LCV Governança Corporativa. He serves as a member of the Board of Directors of  Y. Takaoka Empreendimentos, of the Jose Alves Group and of the Lojas Salfer. Since 1980, he has been dedicated to corporate governance consulting and serving as a member of corporate boards. He is the founding member of the Board of Directors of Instituto Brasileiro de Governança Corporativa - IBGC - Brasil. He is a member of the International Corporate Governance Network - England. He is professor of the course for formation of directors of Brazilian Corporate Governance Institute and a speaker at various masters courses and seminars. He holds an MBA from Escola de Administração de Empresas de São Paulo—Fundação Getúlio Vargas, a post-graduate degree in finance from Escola de Administração de Empresas de São Paulo da Fundação Getúlio Vargas, a degree in business management from Escola de Administração de Empresas da Universidade Federal de Pernambuco, and a degree in economics from Faculdade de Ciências Econômicas da Universidade Federal de Pernambuco.

Luis Bastida Ibarguen is 63 years old and is a member of our Board of Directors. Since 2002, he has acted as an independent consultant, author and lecturer on business economics and serves as director for different companies and foundations. During 2000 and 2001, he was Managing-Director of Banco Bilbao Viscaya Argentaria, where he was a member of the Steering Committee and head of the Global Asset Management Division. From 1988 to 2000, he worked for Banco Bilbao Viscaya. In the period 1994 to 2000, he was Chief Financial Officer (CFO), reporting directly to the Chairman. From 1976 to 1987, he worked at Banco Bilbao, where he had different responsibilities, mainly in areas related with the finance function. From 1970 to 1976, he worked for General Electric in New York and Spain. At General Eletric, he was a member of the Finance Management Program and the International Management Program and worked in various capacities in the Finance and Strategic Planning Functions. He holds degrees in Business at the E.S.T.E. University in San Sebastián - Spain and holds an MBA from Columbia University in New York.

Luiz Fernando Furlan is 62 years old and he is Chairman of the Board of Directors of Sadia S.A. and of the Amazonas Sustainability Foundation, and Director on the Boards of Redecard S.A., Amil Participações S.A., Telecomunicações de São Paulo S.A - Telesp and Telefónica S.A. (Spain), and member of the International Advisory Boards of Panasonic (Japan) and McLarty Associates (USA). From 2003 until 2007, he was Minister of Development, Industry and Foreign Trade of Brazil. Previously, he served on the boards of international corporations as Panamco (Pan American Beverages, Inc. - USA). He also joined the advisory councils of IBM - Latin America, Embraco S.A. (Brasmotor - Brazil), ABN Amro Bank (Brazil), Maersk Group (Denmark) and was President of ABEF (Brazilian Chicken Exporters Association), ABIOVE (Vegetal Oil Industries Association), ABRASCA (Brazilian Association of Public Owned Companies), Co-President of the MEBF (Mercosur-European Union Business Forum), Vice President of FIESP (São Paulo Entrepreneurs Association) and board member of Bovespa (São Paulo State Stock Exchange). He holds a degree in Chemical Engineering from FEI (Industrial Engineering Faculty) and in Business Administration from University of Santana - São Paulo,  with extension and specialization courses in Brazil and abroad.

Miguel Àngel Gutiérrez Méndez is 50 years old and is a Board member of Telefónica Internacional, S.A., where he was previously responsible for Institutional and Public Policy for Grupo Telefõnica in Latin America. He is also a Board member of ABERTIS (Barcelona, Spain). He is also a Board and Audit Committe member of Telesp. From March 2002 to October 2004, Mr. Gutiérrez was Chairman of the Board of Directors of Autopistas del Oeste S.A. (a subsidiary of ABERTIS). From February 2002 until July 2003, he was Chairman and CEO of Telefónica Group in Argentina. He was a founding partner of The Rohatyn Group, an asset management company that focused on emerging markets with $2.3 billion under management. He manages their illiquid investments with teams in New York, Hong Kong and Buenos Aires. For a period of 21 years, Mr. Gutiérrez occupied several posts at J.P. Morgan, reaching the position of Managing Director for Global Emerging Markets, covering Latin America, Eastern Europe, Africa and Asia, London and New York emerging market activities from 1995-2001. Mr. Gutiérrez was also President of ADESPA (Association of Companies and Public Utilities of Argentina); Vice-President of the Fundación Cámara Española de Comercio; a Board member of the Cámara Argentina de Comercio; and a Board member of the Institute for Business Development of Argentina - IDEA. He is currently a member of the advisory council of CIPPEC (Center of Implementation of Politics for Equity and Growth), a Board member of Fundación Cruzada Argentina, Vice-President of the Center for Financial Stability "CEF", and a Board member of Universidad Torcuato Di Tella.  He holds an MBA from IAE Universidad Austral (Argentina).

Narcís Serra Serra is 65 years old and serves as a member of our Board of Directors. From 1991 to 1995, he was Vice President of the Government of Spain, and from 1982 to 1991, served as Minister of Defense. From 1979 to 1982, he was the Mayor of Barcelona. Mr. Serra holds a doctorate in economics from the Universidad Autónoma de Barcelona and is President of Caixa d’Estalvis de Catalunya.

Executive Committee

The executive committee consists of at least three and no more than fifteen members, who may or may not be our shareholders, all of them appointed by our Board of Directors for a period of three years and may remain in office until reappointed or replaced. Any of our executive officers may be removed at any time by a decision of the Board of Directors.

The following are the current members of the executive committee, their respective positions and the date of their appointment.
Name	Position	Date of Appointment
Antonio Carlos Valente da Silva	Chief Executive Officer	December 18, 2006
Gilmar Roberto Pereira Camurra	Chief Financial Officer and Investor Relations Officer	March 23, 2004
Luis Antonio Malvido	General Director of Fixed Telephony	May 20, 2008
Gustavo Fleichman	General Counsel	December 10, 2007

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

Set forth below are brief biographies of our executive officers:

Gilmar Roberto Pereira Camurra is 53 years old and serves as Chief Financial Officer and Investor Relations Officer (CFO). He has 29 years of working experience in the financial system. He served for a year as member of the executive board of Grupo Paranapanema (tin exporter). Among his experiences in the banking system, he was vice-president of Citibank N.A., performing various activities for 18 years with a focus on the international and treasury areas; founding partner of Banco ABC Roma, performing activities relating to treasury, international and controlling areas; and executive officer of BCN-Barclays, performing activities relating to treasury, asset management and corporate finance in the last three years before the transfer to the Telefónica Group and served as foreign exchange director and deputy treasurer for HSBC Bank. He has been Chief Financial Officer of Telefónica Group in Brazil since November 1999. He also serves as member of the decision-making body of Fundação Sistel, President of the decision-making body of Visão Prev Sociedade de Previdência Complementar, and Vice President of the Board of Directors of Telefónica Factoring. He holds a business administration and accounting science degree with a specialization course in finance from University of California, Berkeley.

Gustavo Fleichman is 49 years old and serves as General Secretary of Telecomunicações de São Paulo S.A. -Telesp since April 2006. From 2005 to 2006, he worked in Bulhões Pedreira Lawyers, a law firm located in Rio de Janeiro. He worked as a Law Director of Tele Norte Leste S/A - Telemar, a telecommunications company located in Brazil, from 2002 to 2004.  He was Vice President of Shell Brasil S/A from 1998 to 2002. He holds a degree in Law from Bras Cubas University, Mogi das Cruzes City, and holds a post-graduate degree in management from Brazilian Institute of Capital Markets (“IBMEC”). He also holds a degree in Tax Law from Brazilian Institute of Tax Teaching (“IBET”).

For biographies of Antonio Carlos Valente da Silva and Luis Antonio Malvido, see “—Board of Directors.”

B. Compensation

For the year ended December 31, 2008, the aggregate amount of compensation paid to all our Directors and Executive Officers was approximately R$11.2 million, of which R$8.7 million corresponded to salaries and R$2.5 million corresponded to bonuses.

For the year ended December 31, 2008, our Directors and Officers did not receive any pension, retirement or similar benefits.

C. Board Practices

Board of Directors

Our Board of Directors typically meet once every three months and the Chairman may call special meetings. Our Board takes action by majority vote, provided the majority of its members in office are present, with the Chairman having, in addition to his or her regular vote, the deciding vote in the event of a tie. The specific responsibilities of the Chairman include representing the Board in the General Shareholders Meetings, chairing the General Shareholders Meetings, selecting the Secretary from among those present, and calling and chairing meetings of the Board.

Our Board of Directors is responsible, among other things, for:

•	establishing our general business policies;

•	electing and removing the members of our executive committee, and establishing their responsibilities with due regard for legal and statutory provisions;

•	supervising our management and examining our corporate records;

•	calling General Shareholders Meetings;

•	approving the financial statements, management reports, proposals for allocation of the company’s results and the submission of such documents to the General Shareholders Meeting;

•	appointing and deposing external auditors;

•	determining the distribution of interim dividends;

•	determining the payment of interest on equity “ad referendum” of the General Shareholders Meeting;

•	authorizing the purchase of our shares to be cancelled or kept in treasury;

•	appointing and removing the person responsible for internal auditing;

•	approving the budget and annual business plan;

•	deliberating on the issuance of new shares and increasing the corporate capital within the limits authorized by the bylaws;

•	approving the issuance of commercial paper and depositary receipts;

•	authorizing the sale or pledge of fixed and concession-related assets;

•	approving agreements, investments and obligations in an amount greater than R$250 million that have not been approved in the budget;

•
approving our jobs and compensation plans, our rules and workforce, as well as the terms and conditions for collective labor agreements to be executed with unions representing our employees’ categories and adherence to the policy of, or disassociation from, pension plans;

•	authorizing the acquisition of interest in other companies on a definitive basis and the encumbrance and disposal of shareholder’s equity;

•	authorizing the offering of ordinary non-convertible unsecured debentures;

•	approving the internal rules of the Company, defining its organizational structure, detailing the respective duties and observing the statutory and legal provisions;

•	approving and modifying the internal regulations of the Board of Directors;

•	deliberating as to the issuance of warrants; and

•
deliberating, by delegation of the General Shareholders Meeting, about the following aspects related to company debentures:  (i) opportunity to issue, (ii) time and conditions of expiration, amortization or redemption, (iii) time and conditions of the payment of interest, of the participation in the profits and of the premium of repayment, if any, (iv) method of subscription or placement, and (v) the type of debentures.

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

Fiscal Board

Brazilian Corporate Law and our bylaws each require that we maintain a statutory Fiscal Board (Conselho Fiscal). Our statutory Fiscal Board, which is a separate and distinct entity from our outside auditors, is primarily charged with certain advisory, reporting, oversight and review functions with respect to the company’s financial statements. Our statutory Fiscal Board is also responsible for rendering opinions on management’s annual report and management proposals to be submitted at shareholders meetings relating to a change in the company’s capital composition, investment plans, budget, debenture issuances or subscription bonuses, payment of dividends and consolidations, mergers and spin-offs. However, the statutory Fiscal Board, as required by Brazilian Corporate Law and our bylaws, has only an advisory role and does not participate in the management of the company. Indeed, decisions of the statutory Fiscal Board are not binding on the company under Brazilian Corporate Law.

In accordance with Brazilian Corporate Law and our bylaws, the Fiscal Board consists of a minimum of three and a maximum of five active members and an equal number of alternates.

One member of the Fiscal Board and his or her alternate must be elected by holders of preferred shares in a separate voting process. The following are the current members of the Fiscal Board:
Members	Alternates	Date Appointed
Flavio Stamm	Gilberto Lerio	March 25, 2009
Cristiane Barretto Sales	Stael Prata Silva Filho	March 25, 2009
Patrícia Maria de Arruda Franco	Luis André Carpintero Blanco	March 25, 2009

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

The Control and Audit Committee, among other responsibilities that may be required by the Board of Directors, is charged with informing and providing recommendations to the Board of Directors regarding the following:

•	the appointment, termination and renewal of the independent auditors, as well as the terms and conditions of the contract with the independent auditors;

•	the analysis of the company’s accounts, compliance with certain legal requirements and the adoption of generally accepted accounting principles;

•	the results of each internal and independent audit and management’s response to the auditor’s recommendations;

•	the quality and integrity of the company’s internal control systems;

•	the performance of the independent auditors, requesting opinions on the annual reports and that the main audit reports be clear and precise; and

•	any communications with the internal auditors about any significant deficiencies in our control systems and identified financial conditions.

The following are the current members of the Control and Audit Committee:
Members	Date Appointed
Luis Bastida Ibarguen	April 18, 2007
Enrique Used Aznar	April 18, 2007
Miguel Ángel Gutiérrez Méndez	April 18, 2007

Nominations, Compensation and Corporate Governance Committee

Our Nominations, Compensation and Corporate Governance Committee was established in November 1998, and was restructured in October 2004, and consists of three to five directors appointed by the Board of Directors to serve for the duration of their respective terms as members of the Board of Directors. The Nominations, Compensation and Corporate Governance Committee, among other responsibilities that may be required by the Board of Directors, is charged with informing and providing recommendations to the Board of Directors regarding the following:

•	the appointment of executive officers for our company and our subsidiaries;

•	the parameters on compensation for our executive officers and administrators;

•	the terms and conditions of executive officers employment agreements;

•	the review of the Board’s compensation plan and any amendments;

•	the incentive plans related to compensation;

•	the compensation policy for directors and executive officers of the company; and

•	the annual corporate governance report.

The following individuals are the current members of the Nominations, Compensation and Corporate Governance Committee:
Members	Date Appointed
José Fernando de Almansa Moreno-Barreda	April 18, 2007
Antonio Carlos Valente da Silva	April 18, 2007
Iñaki Urdangarin	February 19, 2008
Juan Carlos Ros Brugueras	April 18, 2007

Service Quality and Marketing Committee

The Service Quality and Marketing Committee was created on December 16, 2004 and provides assistance to our Board of Directors. The Committee consists of at least three, and at most five, members of our Board selected periodically. The Committee meets from time to time, depending on the availability of its members and when called by its chair. The Committee is responsible for review and analysis of quality indices measuring our principal services and to ensure that the requisite degree of commercial assistance is furnished to our clients.
Members	Date Appointed
Antonio Viana Baptista	February 19, 2008
Fernando Xavier Ferreira	February 19, 2008
Luciano Carvalho Ventura	April 18, 2007

D. Employees

As of December 31, 2008, we had 6,057 employees. All of our employees are full-time, and are divided into the following categories: 43.1% in our network plant operation, maintenance, expansion and modernization; 44.9% in sales and marketing; and 12% in administration, finance and investor relations, human resources, inventory, technology, legal and strategic planning and management control.

We, in conjunction with other sponsors (the companies resulting from the breakup of Telebrás), sponsored private pension benefits and health care plans for retirees in order to supplement the salaries of retired employees. The plans PBS Telesp, Visão Telesp, Visão Telefônica Empresas and Visão Assist, previously managed by Fundação Sistel de Seguridade Social, or the Sistel, were transferred to another closed social security entity called Visão Prev Sociedade de Previdência Complementar on February 18, 2005. The Visão Prev Sociedade de Previdência Complementar manages the following pension plans: Visão Telesp, Visão Telefônica Empresas, Visão Assist, Visão TGestiona, Visão Atelecom, Visão Terra, Visão Telerj Celular, Visão Telebahia Celular, Visão Telergipe Celular, Visão Telest Celular, Visão Celular CRT, TCO Prev, TCP Prev, PBS-Tele Leste Celular, PBS-Tele Sudeste Celular, PBS-TCO, PBS-Telesp Celular, PBS Telesp and Vivo Prev. The plans, Planos de Assistência Médica aos Aposentados - PAMA, or the PAMA, and PBS-A - Plano de Benefícios Sistel Assistidos, or the PBS-A, are still managed by Fundação Sistel de Seguridade Social. Until December 1999, all sponsors of the plans managed by Sistel were jointly and severally liable for all existing benefit plans. After December 1999, a single employer-sponsored pension plan for active employees was created, the PBS Telesp Plan, or PBS plan. See Note 32 to our consolidated financial statements for a more detailed description of the PBS plan. Retired employees (PBS-A) and post-retirement health care benefits, or PAMA, remained as multi-employer benefit plans. The restructuring of the benefit plans took place in January 2000.

Due to the withdrawal of other active participants in December 1999, we individually sponsored the PBS plan, which covers 0.54% of our employees. In addition to the PBS plan, the multi-sponsored health care plan, or PAMA, is provided to retired employees and their dependents. Contributions to the PBS plan are determined based on actuarial valuations prepared by independent actuaries, in accordance with standards applicable in Brazil.

In August 2000, we established the Visão plan, offered to participants in our PBS plan, as well as to employees who did not qualify for participation. Unlike the PBS plan, which is a defined benefits plan, the Visão plan is financed for contributions by participating employees, as well as by us as sponsor, which are credited to the individual accounts of the participants. We are responsible for all management and maintenance expenses of the

Visão plan, including the risks of death and permanent injury of the participants. The employees participating in the plan were granted the option to migrate to the Visão plan, which was also offered to those who did not participate in the PBS plan and to all newly hired employees. Our contributions to the Visão plan are equal to those of the individual participants, ranging from 2% to 9% of the participant’s salary, depending on the percentage chosen by the participant. The aggregate costs under the Visão plan equal approximately 6.2% of the total amount of salaries paid to participating employees. Currently 90.0% of our employees are covered under the Visão plan.

In 2008, we had 3,445 retirees and beneficiaries, of which 134 were covered by PAMA and 3,311 were covered by PAMA-PCE. At the end of 2008, PAMA remained as a multi-financed plan.

Approximately 18% of our employees are members of the main telecommunications industry labor union, Sindicato dos Trabalhadores em Empresas de Telecomunicações e Operadores de Mesas Telefónicas no Estado de São Paulo, the Labor Union of Employees of Telecommunications Companies and Telecommunications Desk Operators in the State of São Paulo, or SINTETEL, which is associated with the Federação Nacional dos Trabalhadores em Telecomunicações, the National Federation of Telecommunications Workers or FENATTEL. The collective labor agreement was renewed on September 1, 2008 and will expire on August 31, 2009. Our management considers relations with our work force to be satisfactory. We have never experienced a work stoppage that had a material effect on our operations.

E. Share Ownership

None of our directors or executive officers beneficially owns, on an individual basis, 1% or more of our common or preferred shares (including ADSs representing preferred shares) or of our total equity share capital.

At the General Shareholders Meeting of Telefónica S.A. (our indirect controlling shareholder), held on June 21, 2006, the application of a long-term incentive plan (PSP) for executives of Telefónica S.A. and of other entities within the Telefónica Group, which includes Telesp was approved. The plan grants a determined number of shares of Telefónica S.A. to selected participants who fulfill the necessary requirements.

The PSP is divided into five cycles, each of three year duration. The eligible executives, who must remain with the Telefónica Group for a minimum period of three years commencing on the date of their eligibility, will have the right to receive stipulated shares based upon their performance in achieving targeted pre-defined results. Shares will be received at the end of each cycle. Each cycle is independent of the others, with the first cycle starting on July 1, 2006 (with distribution of shares of Telefónica S.A. starting on July 1, 2009) and each subsequent cycle commencing on July 1 of each subsequent year, up to and including, the fifth cycle, which commences on July 1, 2010 (with delivery of shares of Telefónica S.A. starting on July 1, 2013).

The first distribution under the PSP will take place in July 2009, with 81 executives from Telesp potentially having the right to 208,709 shares of Telefónica S.A., for which, on December 31, 2008, we have made a provision of R$3.08 million.

The second distribution under the PSP will take place in July 2010, with 82 executives from Telesp potentially having the right to 261,951 shares of Telefónica S.A., for which, on December 31, 2008, we have made a provision of R$2.27 million.

The third distribution under the PSP will take place in July 2011, with 75 executives from Telesp potentially having the right to receive 239,796 shares of Telefónica S.A., for which, on December 31, 2008, we have made a provision of R$0.92 million.

The provision to be recognized for each cycle in a five-year period is based on the fair value of shares at granting date.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

In accordance with our bylaws, we have two classes of capital stock authorized and outstanding: common shares (ações ordinárias) and preferred shares (ações preferenciais). Our common shares have full voting rights. Our preferred shares have voting rights only under limited circumstances. At December 31, 2008, Telefónica Internacional owned 34.87% of our common shares and SP Telecomunicações, a wholly-owned subsidiary of Telefónica International, owned 50.71% of our common shares. Since Telefónica Internacional owns 100% of the equity share capital of SP Telecomunicações, it has effective control over 85.57% of our outstanding common shares. Accordingly, Telefónica Internacional has the ability to control the election of our Board of Directors and to determine the direction of our strategic and corporate policies. Neither Telefónica Internacional, nor SP Telecomunicações, has any special voting rights beyond those ordinarily accompanying the ownership of our common or preferred shares.

The following tables set forth information relating to the ownership of common and preferred shares by SP Telecomunicações, Telefónica Internacional and our officers and directors. We are not aware of any other shareholder that beneficially owns more than 5% of our common shares.

Shareholder’s Name	Number of common shares owned	Percentage of outstanding common shares
SP Telecomunicações	85,603,079	50.71%
Telefónica Internacional	58,859,918	34.87%
All directors and executive officers as a group	20	—

Shareholder’s Name	Number of preferred shares owned	Percentage of outstanding preferred shares
SP Telecomunicações	29,042,853	8.61%
Telefónica Internacional	271,706,997	80.53%
All directors and executive officers as a group	1	—

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

We entered into a consulting service agreement, known as the Consulting Agreement, with Telefónica Internacional, on May 17, 1999, pursuant to which Telefónica Internacional provides advice regarding our management, operations and business. The expiration of this contract was originally August 3, 2003, but it was automatically extended for a five-year term and renewed for an additional five years in December, 2008. Since January 2006, the percentage of net revenues applicable to this contract was 0.1%, pursuant to our concession contracts with ANATEL entered into in December 2005.

In 1999, we entered into a service agreement with Atento Brasil S.A. (an indirect majority-owned subsidiary of Telefónica S.A.), or Atento, that is automatically extended every three years, for the provision of certain customer services, principally services related to our call center. Transactions under this service agreement with Atento Brasil involved approximately R$514 million in 2008 (R$384 million in 2007).

In April 2001, we entered into a service agreement for the provision of administrative, accounting and other services with Telefónica Serviços Empresariais do Brasil Ltda., or TGestiona, an indirect wholly-owned subsidiary of Telefónica. Transactions with TGestiona under this service agreement involved approximately R$76 million in 2008 (R$95 million in 2007).

We also entered into certain agreements for the provision of telecommunications services to several of our affiliates, each under the indirect or joint control of Telefónica, including Vivo, TIWS Brasil Ltda., Terra Networks Brasil S.A, Telefónica Internacional S.A., Telefônica Pesquisa e Desenvolvimento Ltda. and others listed in Note 31 to our consolidated financial statements. Transactions pursuant to these various service agreements, in the aggregate, involved approximately R$2.1 billion in 2008 (R$1.8 billion in 2007).

CVM Administrative Proceeding Relating to Agreement with Atento

There was a CVM administrative proceeding arising out of a certain service agreement with an affiliate of Telefónica Group, Atento Brasil S/A (“Atento”). The CVM initiated an administrative proceeding with respect to the execution of the service contract between Telesp and Atento (the “Atento Agreement”). On October 2, 2003, the CVM held that although the terms and conditions of the Atento Agreement were equivalent to those normally applied in agreements of the same nature and that are considered arms-length conditions, the Atento Agreement had not obtained the required approvals. The CVM, therefore, fined four of our former officers each in the amount of R$75,000.00. The company disagreed with the CVM’s administrative resolution and filed an appeal to the Treasury Department’s Appeals Council for the National Finance System (Conselho de Recursos do Sistema Financeiro Nacional), which was denied. The fines were paid and the administrative proceeding was terminated in 2008.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See Note 20 of our Consolidated Financial Statements.

Legal Proceedings

We are party to legal proceedings incidental to the normal course of our business. The main categories of such proceedings include:

•	administrative and judicial litigation with Instituto Nacional da Seguridade Social, the National Institute of Social Security, or INSS;

•	administrative and judicial proceedings relating to tax payments;

•	lawsuits brought by employees, former employees and trade unions relating to alleged infringements of labor rights; and

•	other civil suits, including litigation arising out of the breakup of Telebrás and events preceding the breakup.

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

Litigation with INSS

We are defendants in several lawsuits filed by the INSS, in the federal courts of São Paulo, including:

•
Several legal proceedings for the collection of Seguro de Acidente de Trabalho (Workers Accident Insurance Compensation, or SAT) from January 1986 to June 1997 and charges regarding the alleged failure to collect contributions by certain contracted parties in the approximate amount of R$330.8 million. Management has maintained a provision in the total amount of R$98.2 million corresponding to the portion of the total value whose likelihood of loss is probable, having made a deposit in escrow of R$593 thousand in court.

•
Negotiations relating to certain amounts paid under our collective labor agreements, as a result of inflationary adjustments arising out of Planos Bresser and Verão, in the aggregate amount of R$145.7 million. Management has maintained a provision in the total amount of R$2.9 million corresponding to the portion of the total value whose likelihood of loss is probable.

•
Notices relating to social security contributions and amounts due to third parties (under INCRA and SEBRAE) over wages paid during the period between January 1999 and December 2000, in the approximate amount of R$62.1 million. Considering that the risk was classified by our internal and external counsel as being of possible loss, no provision was made.

•
Administrative proceeding relating to joint and several liabilities for payment of 1993 welfare contributions. The amount at issue is approximately R$202.8 million. The probability of loss is possible. No provision has been made. In August 2008, we obtained a favorable final order, which cancelled the debt launched against CETERP due to the expiration of the time period afforded to the National Treasury to claim the tax.

•
Administrative proceedings with respect to fines of approximately R$162 million for the alleged improper distribution of dividends while the company supposedly was indebted to the INSS. Considering that the risk was classified by our internal and external counsel as being of possible loss, no provision was made.

•
On December 20, 2005, we were notified of a demand, concerning the period from May 1995 to December 1998, for the payment of social security contribution amounts, through revision of the tax base and the imposition of joint liability between the Company and the service providers related to civil construction specifically. Our counsel has deemed the risk of loss at trial to be remote. Of the 17 active claims, in the second half of 2008, we obtained favorable final orders in six cases. The others 11 claims represent an aggregate of R$1.3 billion, many of which we expect to result in a favorable outcome during 2009.

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

Litigation Relating to FINSOCIAL, COFINS and PASEP

•
Ceterp, which was merged into us on December 27, 2000, is contesting the applicability of certain taxes on telecommunications services based on constitutional grounds. The allegation is that no other tax (except for the ICMS and import and export taxes) can be applied to telecommunications services, including the IRPJ (Imposto de Renda da Pessoa Jurídica, or the corporate income tax), CSL, PASEP and COFINS. The total amount of the claim equals R$83.7 million. Considering that there is a risk, as classified by our internal and external counsel, of this being a probable loss, management has made a provision for the total amount. In October 2008, an unfavorable final decision was issued, whereby the tax immunity claimed by Ceterp (and which would avoid taxation by the PIS, COFINS, CSL and IR) was not recognized. Currently, the Company awaits a decision determining whether the deposits made by the Company (which were made in an escrow account with a relevant court in the amount of the disputed taxes) will be reverted in favor of the federal government. This is an isolated case that is not expected to have a major impact upon us because (i) the amounts under dispute are deposited in escrow with the court, and (ii) Telesp, into which Ceterp was merged, pays all taxes levied on its transactions, including PIS, COFINS, CSL and IR.

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

Based on the Brazilian federal constitution, we are of the opinion that (i) the treasury secretaries acted beyond the scope of their authority; (ii) their interpretation would subject certain services to taxation, that are not considered telecommunications services; and (iii) new taxes may not be applied retroactively. In October 2008, we obtained a favorable final order that cancelled the ICMS collection for registration of cell phones services.

•
International Long-Distance Services. The São Paulo state treasury secretary filed three administrative violation suits in order to collect amounts allegedly due as ICMS tax in connection with international long-distance services, for the periods of November and December of 1996, April of 1998 to December of 1999 and of January of 1997 to March of 1998. The total amount involved is R$452.1 million. Considering that the risk was classified by our internal and external counsel as being of possible loss, no provision was made.

•
ICMS Tax Credits. Two notices of tax assessments were filed by the tax agency of the State of São Paulo related to ICMS tax credits from the periods from January 1999 to June 2000 and from July 2000 to December 2003 and a wrongful entry of ICMS tax during March 1999. The assessments relate to the reversal of tax credits in respect of taxable equipment purchases for exempted operations and the criteria for determining tax liability in such a situation. The total amount involved is R$127.9 million. Considering that the risk was classified by our internal and external counsel as being of possible loss, no provision was made.

•
ICMS with Respect to Property Rental (Modem) and Complementary Services. Administrative proceedings were commenced whereby tax authorities claimed that ICMS was assessed for various services, such as complementary services of aggregate value (SVA) and modem rental, which were not subject to the ICMS. The relevant services were aggregated value call services or complementary services, as well as call-waiting, call transferring and modem rentals, among others. The total amount involved in the proceedings is approximately R$445.2 million. Considering that the risk was classified by our internal and external counsel as being of possible loss, no provision was made.

Litigation Relating to Fust

•
FUST Calculation Basis. On December 15, 2005, ANATEL issued a new ruling which stated its understanding that interconnection expenses should not be excluded from the FUST calculation basis, which ruling constituted a change in ANATEL’s previous policy that had provided for such a possibility. This new ruling has retroactive application to January 2001. Therefore, on January 9, 2006, we, through the Brazilian Association of Fixed Telecommunication Companies (ABRAFIX), entered a petition of writ of mandamus so as to assure the possibility of exclusion of the interconnection expenses from the FUST calculation basis or  so as to avoid the retroactive charge of the balances accrued as a result of the adoption required by Súmula No. 7/2005 of ANATEL. The total amount involved is R$332.3 million. Since February 2006, the company has made monthly deposits with the court which currently amount to R$148.3 million.  A provision has been recognized equivalent only to the court deposits. The suit is at the second judicial stage.

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

•
A claim by a labor union representing the employees of CTBC (SINTETEL) relating to an obligation under a collective labor agreement between CTBC (which was merged into our company in November 1999) and SINTETEL providing for the delivery of certain studies on the productivity of Telebrás. Despite the fact that this was an “obligation to perform” (as opposed to an “obligation to deliver”), SINTETEL demanded the payment of unpaid salary balances in the amount of 4%, since January 1995, which was allegedly due as productivity compensation. The lawsuit was declared groundless at the first judicial level; however, the higher regional labor court reversed the lower court’s decision. We appealed the regional labor court’s decision to the Superior Court, which ruled in our favor, reversing the case back to the labor court. SINTETEL has appealed the Superior Court’s decision. The amount in dispute is approximately R$116.9 million. However, SINTETEL’s appeal was not allowed and the lawsuit was dismissed. There were no payments made by Telesp in connection with this claim.

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

As of December 31, 2008, the total cost of the labor lawsuits filed against us amounted to R$2.9 billion, of which R$489 million was reserved to cover probable losses.

Civil Claims

There are several civil claims against us, for which R$187.7 million has been deemed probable and provisioned, including:

•
“0900 Service” Claims. On June 9, 2000, WCR do Brasil Serviços Ltda. proposed enforcement proceedings against the Company, claiming the collection of the alleged difference in amounts calculated by Telesp regarding the use of the “0900 Service” and the amounts transferred to that company. The value of the proceedings is R$76.2 million. On October 1, 2004, the thirteenth Civil Court of the central jurisdiction of São Paulo published its decision, by which the proceeding was deemed valid. On December 14, 2004, an appeal against the decision was filed before the twenty-sixth Panel of Judges of São Paulo. On May 26, 2006, the appeal against the decision was overturned in part (a reduction of R$20 million). A deposit for damages was made, through a surety bond, in the amount of R$59.3 million and appealed to the Superior

Court (Third Chamber). Since the risk level was considered as probable, a provision of R$76.2 million was made for the claims.

•
Expansion Plan - PEX.  We are subject to claims questioning the applicability of the rules issued by the Ministry of Telecommunication regarding the Financial Sharing Agreements after 1996 (Ordinance 1028). These claims are in different phases and there have been no final court decisions. Nevertheless, since the risk is considered probable, we recorded a provision of R$18 million for the claims.

There are several civil claims against us, for which we have not recorded provisions, though which we deem to be notable, including:

•
Pension Benefit and Health Care Claims. Sistel Participants Association in São Paulo (ASTEL) filed a claim against the Company, Sistel Foundation and others, regarding alleged irregularities in changes made to the company’s retirees’ medical assistance plan, or PAMA, and in particular: (i) the prohibition of the contribution of payments from PAMA members; (ii) the reinstatement of PAMA members whose subscriptions were suspended due to default; (iii) the revaluation of PAMA’s economics needs; (iv) the restructuring of the contribution base for total and gross payroll for the company’s employees; (v) the inclusion of all hospitals, doctors, clinics and laboratories that used to be associated with Sistel; and (vi) equity accounting distribution review. The process is in the initial proceedings and no decision has been made by the court. The Company’s management, based on its legal counsel opinion, consider this proceeding as a possible risk. We estimate the exposure of the company at R$322.3 million.

•
Community Telephone Plan -PCT. The Company is subject to civil public action proposals claiming the possible right for indemnity for purchasers of the expansion plans who did not receive shares for their financial investment, in the municipalities of Diadema, São Caetano do Sul, São Bernardo do Campo and Ribeirão Pires, involving a total amount of approximately R$344 million. The claims have not been subject to a final ruling. The risk involved is considered remote with respect to these actions. We are also involved in another action with respect to the PCT in the city of Mogi das Cruzes, that was ruled against us but for which we are waiting judgment on our appeal. Since we have a favorable precedent the risk of loss is possible.

•
Monthly Subscription Payment. We are party to numerous individual and collective judicial proceedings instituted at various levels and areas of the judiciary challenging our monthly subscription fees. Most of these proceedings have ended favorably for us, including through the Superior Court of Justice (Third Chamber), but we continue to follow these consumer claims closely, as the results could impact the businesses of all Brazilian telecommunications providers. The underlying probability of loss is considered remote.

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

Regulatory and Antitrust Litigation

We are a defendant in each of the following administrative proceedings, which have been filed by telecommunications service providers alleging anti-trust practices:

•
EILD Cases. We have been accused in two different proceedings of anti-trust violations through price discrimination based on claims that we charge our competitors higher fees for dedicated lines (“EILD”) than we charge one of the companies of the Telefónica Group. Both ANATEL and CADE analyzed the allegations in these cases. We have signed two consent decrees (Termos de Cessação de Conduta) with ANATEL pursuant to which we commit to refrain from practicing the actions challenged in the proceedings.

We made no provisions for this claim because we believe that the agreements will also be fully confirmed by CADE. In July 2006, ANATEL’s Resolution no. 402, which altered rules regarding EILD, became effective. The Resolution also changed the conditions of the consent decrees. Telesp is challenging such resolution before ANATEL, on the basis that the consent decrees could be altered by CADE only. The final term of the consent decrees is March 7, 2007, but full expiration of its effects should take place only when declared by CADE.  In addition, Telesp has been able to enter into a commercial agreement with most operators regarding this issue, thus closing the related administrative proceedings.  Nevertheless, in December 2008, Anatel initiated a procedure against Telesp to investigate regulatory obligations with respect to formal aspects of the public offering of Telesp’s EILD. We are able to present consistent arguments to defend our offer and for this reason, we made no provision for this procedure.

In addition to the two antitrust-related claims mentioned above, we are a defendant in the following proceedings:

•
Civil action filed by the federal district attorney’s office of the city of Marília, State of São Paulo, against ANATEL and us questioning the validity of certain clauses of our concession agreements relating to the fee adjustment mechanism, and requesting reimbursement of the balance between the amounts charged by us in 2001 and the amounts we would have charged if we had used the variation of a different price index in the adjustment of our fees. The lower court ruled in favor of the plaintiffs and determined that our fees be adjusted based on variations of the General Price Index (IGP-DI measured by Fundação Getúlio Vargas). An appeal was filed with respect to the lower court’s decision but, as this appeal did not suspend the effects of the lower court’s filing, we appealed again to a higher court to suspend those effects until the first appeal is ruled on which second appeal was granted. The case was sent to the 2nd Federal Court of Brasília for a new judgment and we estimate that a decision will be delivered in the medium term (in approximately two years).

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

Litigation Arising to the Telebrás Breakup

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

Dividends and Dividend Distribution Policy

Priority and Amount of Preferred Dividends

The Brazilian Corporate Law generally requires that the bylaws of each Brazilian corporation specify a minimum percentage of the distributable profits comprising dividends and/or interest on shareholders’ equity, or distributable amount, of the corporation for each fiscal year that must be distributed to shareholders as dividends. See “Item 10.B—Additional Information—Memorandum and Articles of Association.” Moreover, each Brazilian company may issue new preferred shares for public distribution only if one of the following terms applies to the preferred shares: (i) the right to receive dividends equivalent to at least 25% of the net profit for the fiscal year, to be calculated in accordance with Article 202 of the Brazilian Corporate Law as follows: (a) priority in the receipt of dividends corresponding to at least 3% of the book value per share and (b) the right to an equal share of the profits attributable to the holders of common shares, after the holders of common shares have received a dividend equal to a minimum of 3% of the book value per share; or (ii) the right to receive dividends, at least 10% higher than those paid for each common shares; or (iii) tag-along rights of at least 80% of the price paid in the sale of control to be paid by the controlling shareholder and also including the right to receive dividends at least equal to the dividend paid to common shares.

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

Under the Brazilian Corporate Law, a company is allowed to withhold payment of the mandatory dividend in respect of common shares and preferred shares if:

•	management and the board of auditors report to the shareholders meeting that the distribution would be incompatible with the financial circumstances of the company; and

•	the shareholders ratify this decision at the shareholder’s meeting. In this case:

•	management must forward to the CVM within five days of the shareholders meeting an explanation justifying the decision at the shareholders meeting; and

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

At each annual shareholders meeting, the Board of Directors is required to suggest the allocation of net profits obtained during the preceding fiscal year. Under Brazilian Corporate Law, we are required to maintain a legal reserve, to which 5% of our net profits must be allocated for each fiscal year, until the reserve amounts to 20% of our paid-in capital. Net losses, if any, shall be charged against the accumulated profits, profit reserves and legal reserve, following this order.

Brazilian Corporate Law also provides for an additional allocation of net profits to special accounts, which is also recommended by management and subject to approval by shareholders at the annual shareholders meeting, including the amount of net profits that may be allocated to the contingency reserve for anticipated losses that are deemed probable in future years. Any amount so allocated in a previous year must be either:

•	reversed in the fiscal year in which the loss was anticipated, if the loss does not in fact occur; or

•	written-off in the event that the anticipated loss occurs.

Net profits may also be allocated to the unrealized income reserve in case the total amount of mandatory dividends exceeds the amount of realized income. Such allocation should also be suggested by management and subject to approval by shareholders at the shareholders meeting. For such purpose, realized income is the balance of net profits exceeding the sum of:

•	the positive net result of equity adjustment; and

•	earnings net from transactions or the accounting of assets and liabilities at market value which must be realized after the end of the subsequent fiscal year.

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

Payment of Dividends

We are required by law and our bylaws to hold an annual shareholders meeting before April 30 of each year at which, among other issues, the allocation of net profits obtained during the preceding fiscal year and the declaration of dividends by decision of common shareholders are decided, acting on the recommendation of the executive officers, as approved by the Board of Directors. The payment of annual dividends is based on the financial statements prepared for each fiscal year ending December 31. Under the Brazilian Corporate Law, dividends are required to be paid within 60 days following the date the dividend is declared to shareholders of record on the declaration date, unless a resolution by the shareholders sets forth another date of payment, which must occur prior to the end of the fiscal year.

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

If a shareholder is not a resident of Brazil, he or she must register with the Central Bank of Brazil in order to be eligible to receive dividends, sales proceeds or other amounts with respect to his or her shares outside of Brazil. Our preferred shares underlying ADRs are held in Brazil by a Brazilian custodian, Banco Itaú S.A., as the agent for the depositary, which is the registered owner of our shares.

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

Any payment of interest in respect of preferred shares to shareholders (including the holders of ADSs) is subject to Brazilian withholding tax at a rate of 15%, or 25% in the case of a shareholder domiciled in a tax haven, and these payments may be included, at their net value, as part of any mandatory dividend. Payments to persons who are exempt from taxation in Brazil are not subject to withholding tax. See “Item 10.E—Additional Information—Taxation—Brazilian Tax Considerations—Distributions of Interest on Capital.”

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

Year	Description (Dividends or Interest on Shareholders’ Equity)(1)	Common Shares	Preferred Shares
		(per share/in R$)
2009	Div	0.732276	0.805503
2008	Div	4.539838	4.993823
2007	Div/Int	5.247437	5.772180
2006	Div/Int	5.581383	6.139521
2005	Div/Int	6.892824	7.582106
______________
(1)	Interest on shareholders’ equity is net of withholding taxes.

Dividends and Interest on Shareholders’ Equity

On March 26, 2008, the General Shareholders Meeting approved the distribution of dividends for the common and preferred shares in the total amount of R$350.9 million, based on retained earnings from the Company’s financial statements as of December 31, 2007.  The payment of these dividends was made on June 23, 2008.

On May 20, 2008, the Board of Directors approved a distribution of interim dividends for our common and preferred shares in the total amount of R$485 million based on earnings as of the March 31, 2008 balance sheet. The payment of these dividends was made on June 23, 2008.

On May 20, 2008, the Board of Directors approved a payment of interest on shareholders’ equity for our common and preferred shares in the amounts of R$170 million. The payments were made on June 23, 2008.

On November 24, 2008, the Board of Directors approved a distribution of interim dividends for our common and preferred shares in the total amount of R$1.090 million based on earnings as of the September 30, 2008 balance sheet. The payment of these dividends was made on December 10, 2008.

On December 9, 2008, the Board of Directors approved, subject to the shareholders approval, a payment of interest on shareholders’ equity for our common and preferred shares in the amount of R$353.6 million. The payment is expected to be realized in 2009, to be defined by the General Shareholders Meeting.

On March 25, 2009, at the General Shareholders Meeting, the shareholders approved the distribution of dividends to the common and preferred shares in the total amount of R$395.1 million, declared on the basis of the closing balance sheet on December 31, 2008. The payment will occur in 2009, at a date yet to be established and announced to the market by the management.

Reverse Stock Split

In a special General Shareholders Meeting held on May 11, 2005, our shareholders approved the reverse stock split of all of our shares, under the terms of Article 12 of the Brazilian Corporate Law, at the ratio of 1,000 existing shares per one share of the same type and class. When the shares began trading on BM&FBOVESPA in unitary form on June 27, 2005, each of our ADRs, which previously represented 1,000 preferred shares, became one preferred share.

Cancellation of Treasury Stock

On March 9, 2006, a special meeting of the shareholders approved the cancellation of 1,562,387 shares of treasury stock, consisting of 1,258,508 common shares and 303,879 preferred shares. These treasury shares had been acquired as a result of a reverse stock split.

B. Significant Changes

None.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

The trading market for our common and preferred shares is BM&FBOVESPA.

Our preferred shares began trading on BM&FBOVESPA, on September 21, 1998 and are traded on BM&FBOVESPA under the symbol “TLPP4”.  Our common shares trade under the symbol “TLPP3”.  At December 31, 2008, we had approximately 506.2 million common and preferred shares held by approximately 1.9 million common and preferred shareholders.  The following table sets forth the reported high and low closing sale prices for the common and preferred shares on BM&FBOVESPA, for the periods indicated.

	Prices of common shares of the company
	High	Low
	(in reais)
January 1, 2003 through March 31, 2003	24.50	21.90
April 1, 2003 through June 30, 2003	27.50	22.99
July 1, 2003 through September 30, 2003	32.40	21.80
October 1, 2003 through December 31, 2003	37.00	29.20
January 1, 2004 through March 31, 2004	45.50	35.40
April 1, 2004 through June 30, 2004	42.70	33.00
July 1, 2004 through September 30, 2004	42.65	38.40
October 1, 2004 through December 31, 2004	46.50	36.30
January 1, 2005 through March 31, 2005	48.90	39.17
April 1, 2005 through June 30, 2005 (1)	40.50	35.70
July 1, 2005 through September 30, 2005	37.48	32.10
October 1, 2005 through December 31, 2005	37.49	31.90
January 1, 2006 through March 31, 2006	43.80	36.17
April 1, 2006 through June 30, 2006	43.39	36.40
July 1, 2006 through September 30, 2006	42.69	37.10
October 1, 2006 through December 31, 2006	47.49	40.50
January 1, 2007 through March 31, 2007	50.30	43.00
April 1, 2007 through June 30, 2007	58.99	44.30
July 1, 2007 through September 30, 2007	66.98	51.80
October 1, 2007 through December 31, 2007	59.80	44.00
January 1, 2008 through March 31, 2008	47.00	39.00
April 1, 2008 through June 30, 2008	41.95	37.80
July 1, 2008 through September 30, 2008	40.00	35.00
October 1, 2008 through October 31, 2008	40.44	36.72
November 1, 2008 through November 30, 2008	39.89	33.86
December 1, 2008 through December 31, 2008	39.95	33.84

	Prices of common shares of the company
	High	Low
	(in reais)
January 1, 2009 through January 31, 2009	37.30	35.47
February 1, 2009 through February 28, 2009	35.99	34.48
March 1, 2009 through March 31, 2009	38.64	34.49
April 1, 2009 through April 9, 2009	39.00	38.39
______________
(1)	Before June 27, 2005, our ADRs were traded in the proportion of 1000 per 1. Since that date, ADRs have been traded in the proportion of one to one.

	Prices of preferred shares of the company
	High	Low
	(in reais)
January 1, 2003 through March 31, 2003	35.69	29.51
April 1, 2003 through June 30, 2003	34.97	30.61
July 1, 2003 through September 30, 2003	39.80	28.55
October 1, 2003 through December 31, 2003	47.00	36.30
January 1, 2004 through March 31, 2004	55.00	46.00
April 1, 2004 through June 30, 2004	49.25	38.50
July 1, 2004 through September 30, 2004	55.00	46.00
October 1, 2004 through December 31, 2004	51.40	44.89
January 1, 2005 through March 31, 2005	58.38	43.81
April 1, 2005 through June 30, 2005 (2)	52.95	45.20
July 1, 2005 through September 30, 2005	49.00	41.91
October 1, 2005 through December 31, 2005	48.20	41.50
January 1, 2006 through March 31, 2006	54.00	46.16
April 1, 2006 through June 30, 2006	53.41	42.41
July 1, 2006 through September 30, 2006	51.90	43.50
October 1, 2006 through December 31, 2006	55.00	48.11
January 1, 2007 through March 31, 2007	56.30	49.40
April 1, 2007 through June 30, 2007	62.80	50.75
July 1, 2007 through September 30, 2007	69.50	53.50
October 1, 2007 through December 31, 2007	63.19	45.20
January 1, 2008 through March 31, 2008	50.99	41.97
April 1, 2008 through June 30, 2008	48.84	42.37
July 1, 2008 through September 30, 2008	48.37	38.69
October 1, 2008 through October 31, 2008	53.30	43.99
November 1, 2008 through November 30, 2008	53.00	44.16
December 1, 2008 through December 31, 2008	52.12	44.94
January 1, 2009 through January 31, 2009	45.90	40.55
February 1, 2009 through February 28, 2009	44.24	42.16
March 1, 2009 through March 31, 2009	48.19	41.16
April 1, 2009 through April 9, 2009	49.25	47.85
_____________
(2)	Before June 27, 2005, our ADRs were traded in the proportion of 1000 per 1. Since that date, ADRs have been traded in the proportion of one to one.

In the United States, the preferred shares trade in the form of ADRs, each representing one preferred share, issued by The Bank of New York, as depositary, pursuant to a Deposit Agreement, among us, the depositary and the registered holders and beneficial owners from time to time of ADRs. The ADRs commenced trading on the NYSE on November 16, 1998 under the symbol “ TSP”. The following table sets forth the reported high and low closing sales prices for ADRs on the NYSE for the periods indicated.

	U.S. dollars per ADR
	High	Low
January 1, 2003 through March 31, 2003	10.49	8.16
April 1, 2003 through June 30, 2003	11.94	9.55
July 1, 2003 through September 30, 2003	13.68	9.35
October 1, 2003 through December 31, 2003	16.47	12.65
January 1, 2004 through March 31, 2004	19.25	15.75
April 1, 2004 through June 30, 2004	17.18	12.45
July 1, 2004 through September 30, 2004	18.78	15.20
October 1, 2004 through December 31, 2004	19.43	15.60
January 1, 2005 through March 31, 2005	21.97	16.16
April 1, 2005 through June 30, 2005 (3)	20.43	18.38
July 1, 2005 through September 30, 2005	20.80	17.54
October 1, 2005 through December 31, 2005	21.74	18.34
January 1, 2006 through March 31, 2006	25.50	20.58
April 1, 2006 through June 30, 2006	25.14	18.84
July 1, 2006 through September 30, 2006	24.22	19.95
October 1, 2006 through December 31, 2006	25.50	22.27
January 1, 2007 through March 31, 2007	27.14	23.62
April 1, 2007 through June 30, 2007	32.99	25.30
July 1, 2007 through September 30, 2007	37.15	26.71
October 1, 2007 through December 31, 2007	35.16	25.45
January 1, 2008 through March 31, 2008	29.83	24.08
April 1, 2008 through June 30, 2008	29.52	25.17
July 1, 2008 through September 30, 2008	30.42	20.65
October 1, 2008 through October 31, 2008	26.09	19.18
November 1, 2008 through November 30, 2008	23.86	19.74
December 1, 2008 through December 31, 2008	21.72	18.62
January 1, 2009 through January 31, 2009	20.06	17.12
February 1, 2009 through February 28, 2009	19.29	18.27
March 1, 2009 through March 31, 2009	21.30	17.27
April 1, 2009 through April 9, 2009	22.43	21.28
______________
(3)	Before June 27, 2005, our ADRs were traded in the proportion of 1000 per 1. Since that date, ADRs have been traded in the proportion of one-to-one.

B. Plan of Distribution

Not applicable.

C. Markets

Trading on the BM&FBOVESPA

In 2000, Bolsa de Valores de São Paulo S.A. was reorganized through the execution of memoranda of understanding by the Brazilian stock exchanges and assumed all shares traded in Brazil. In 2008, Bolsa de Valores de São Paulo S.A. was subject to a corporate reorganization, by which, among other things, the shares issued by it were transferred to BOVESPA Holding S.A. and its corporate name was changed to Bolsa de Valores de São Paulo S.A. – BVSP. After that, the operations of BOVESPA Holding S.A. and Bolsa de Mercadorias e Futuros – BM&F S.A. were integrated, resulting in the creation of BM&FBOVESPA S.A. Bolsa de Valores, Mercadorias e Futuros, or BM&FBOVESPA. In late 2008, Bolsa de Valores de São Paulo – BVSP and Companhia Brasileira de Liquidação e Custódia were merged into BM&FBOVESPA, which currently concentrates all trading activities of shares and commodities in Brazil.

Trading on the exchange is conducted by authorized members. Trading sessions take place every business day, from 10:00 a.m. to 5:00 p.m. or from 11:00 a.m. to 6:00 p.m. during daylight savings time in the U.S., on an electronic trading system called Megabolsa. Trading is also conducted between 5:45 p.m. and 7:00 p.m., or between 6:45 p.m. and 8:00 p.m. during daylight savings time in Brazil, in an after-market system connected to both traditional brokerage firms and brokerage firms operating on the Internet. This after-market trading is subject to regulatory limits on price volatility of securities traded by investors operating on the Internet.

In order to better control volatility, BM&FBOVESPA has adopted a “circuit breaker” system pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour whenever the indices of these stock exchanges fall below the limits of 10% and 15%, respectively, relative to the index registered in the previous trading session.

When investors trade shares on the BM&FBOVESPA, the trade is settled in three business days after the trade date, without adjustments to the purchase price. The seller is ordinarily required to deliver the shares to the exchange on the third business day following the trade date. Delivery of and payment for shares are made through the facilities of an independent clearing house, the BM&FBOVESPA, which handles the multilateral settlement of both financial obligations and transactions involving securities. According to the regulations of the BM&FBOVESPA, financial settlement is carried out through the system of transfer of funds of the Central Bank and the transactions involving the sale and purchase of shares are settled through the BM&FBOVESPA custody system. All deliveries against final payment are irrevocable.

At December 31, 2008, the aggregate market capitalization of the 392 companies listed on BM&FBOVESPA was approximately US$588 billion. Although all the outstanding shares of an exchange-listed company may trade on a Brazilian stock exchange, in most cases, less than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling entities or persons that rarely trade their shares. For this reason, data showing the total market capitalization of Brazilian stock exchanges tends to overstate the liquidity of the Brazilian equity securities market.

The institution of a securities market maker was introduced in the Brazilian market through CVM Directive No. 384/2003 and São Paulo Stock Exchange Resolution No. 293/2003-CA. The market maker is a liquidity agent or specialist that guarantees minimum liquidity and price reference for specific assets, thus promoting the efficiency of the Brazilian capital markets. At the end of 2008, 28 stocks have started to rely on the liquidity agent.

Regulation of Brazilian Securities Markets

The Brazilian securities market is regulated by the CVM, as provided for by the Brazilian Securities Exchange Act and Corporate Law. The National Monetary Council is responsible for supervising the CVM’s activities, granting licenses to brokerage firms to govern their incorporation and operation, and regulating foreign investment and exchange transactions, as provided for by the Brazilian Securities Exchange Act and Law No. 4595 of December 31, 1964. These laws and regulations provide for, among other things, disclosure requirements, criminal sanctions for insider trading and price manipulation, protection of minority shareholders, the procedures for licensing and supervising brokerage firms and the governance of Brazilian stock exchanges.

Under Brazilian Corporate Law, a company is either publicly held and listed, a companhia aberta, or privately held and unlisted, a companhia fechada. All listed companies are registered with the CVM and are subject to reporting requirements to periodically disclose information and material facts. A company registered with the CVM may trade its securities either on the Brazilian exchange markets, including the BM&FBOVESPA, or in the Brazilian over-the-counter market. Shares of companies listed on BM&FBOVESPA may not simultaneously trade on the Brazilian over-the-counter market. The over-the-counter market consists of direct trades between persons in which a financial institution registered with the CVM serves as an intermediary. No special application, other than registration with the CVM (and, in case of organized over-the-counter markets, in the applicable one), is necessary for securities of a public company to be traded in this market. To be listed on the BM&FBOVESPA, a company must apply for registration with the BM&FBOVESPA and the CVM.

Trading in securities on the BM&FBOVESPA may be suspended under a request from a company in anticipation of a material announcement. Trading in the securities of a particular company may also be suspended under the initiative of BM&FBOVESPA or the CVM, among other reasons, due to the belief that the company has provided inadequate information regarding a material event or has provided inadequate responses to inquiries by the CVM or the BM&FBOVESPA.

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

As determined by the Brazilian Corporate Law, the aggregate annual compensation of senior management is approved by our shareholders at an annual shareholders meeting. The Nominations, Compensation and Corporate Governance Committee provides information and recommendations to the Board of Directors regarding the criterion for compensation.

Our internal rules relating to insider trading are determined in our internal rules and the corporate laws. Senior management and members of our Board of Directors and any other employee exposed to sensitive information are subject to the restrictions imposed by such charter. In addition to the prohibition on trading of our shares by such individuals when in possession of insider information, the charter establishes blackout trading periods for those periods when insider information is available. As an example, the month before the formulation and approval of our annual financial statements by our Board of Directors is considered a blackout period under the charter. In addition, the charter sets forth instructions for dealing with conflicts of interest and mandates disclosure of any such situation.

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

Our capital stock is comprised of preferred shares and common shares, all without par value. At December 31, 2008, there were 337,232,189 outstanding preferred shares and 168,609,291 outstanding common shares. Our share capital may be increased by resolution of the Board of Directors, up to the limit authorized by our bylaws. Any increase above the authorized capital must be approved by a general shareholders meeting.

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

•
the controlling shareholders, the shareholders that elect members to our Board of Directors and Fiscal Board, the members of our Board of Directors and Fiscal Board and our Executive Officers would be required to disclose any purchase or sale of our shares to the CVM and BM&FBOVESPA; and

•	we would be permitted to satisfy our information disclosure requirements through the Internet.

Voting Rights

Each common share entitles the holder to one vote at general shareholders meetings. Preferred shares do not entitle the holder to vote at shareholders meetings, except under specific circumstances and with respect to certain matters, as specified below. Holders of preferred shares are only entitled to attend and to discuss, but not to vote on, the issues discussed at our general shareholders meetings.

The appointment of one member of our statutory Fiscal Board, including the alternate member, takes place at the annual ordinary general shareholders meeting, upon separate vote of the holders of preferred shares, for the position available at the Fiscal Board. The election of a member of the Board of Directors by preferred shareholders also occurs on a separate vote, with no participation of the controlling shareholder.

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

Preferred shares are entitled to full voting rights with respect to:

•	the election of one member to the Board of Directors and Fiscal Board in a straight vote;

•	bylaw modifications that seek to limit preferred shareholders’ voting rights in respect of selecting new Board members in a straight vote;

•	any agreements for the rendering of management services (including technical assistance services) between us and any foreign affiliate of our controlling shareholder;

•	resolutions amending certain provisions of our bylaws; and

•	any resolution submitted to the general shareholders meeting during our liquidation process.

Any change in the preference, benefits, conditions of redemption and amortization of preferred shares or the creation of a more favored class would require approval or ratification by holders of a majority of the preferred shares at a special meeting of the preferred shareholders. This meeting would be called by publication of a notice in two Brazilian newspapers during three days, at least 30 days prior to the meeting; however, it would not generally require any other form of notice.

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

Redemption and Right of Withdrawal

According to the Brazilian Corporate Law, dissenting shareholders in a shareholders meeting shall have a right of redemption, with reimbursement of the value of their shares, in case the following matters are approved:

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

Reimbursement must be required by the dissenting shareholders within 30 days after the publication of the minutes of the general shareholders meeting or special meeting, as the case may be. Within 10 days after the expiration of the period, management is authorized to call a general shareholders meeting to ratify or reconsider the decision, if management understands that the payment of reimbursement to the dissenting shareholders who have exercised their redemption right may jeopardize the financial stability of the company. A shareholder who fails to exercise the right within the assigned term shall no longer be entitled to redemption.

According to the Brazilian Corporate Law, the amount to be reimbursed may only be lower than the share net value ascertained in the last balance sheet approved by the general shareholders meeting if this amount is based on the economic value of the corporation, to be duly appraised. If the decision of the general shareholders meeting takes place more than 60 days after the issuance of the last approved balance sheet, the shareholder shall be entitled to demand, together with the reimbursement, the preparation of a special balance sheet that complies with the time frame previously described.

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

Registered Capital

Amounts invested in preferred shares by a non-Brazilian holder who qualifies under Resolution No. 2,689 and obtains registration with the CVM, or by the depositary representing an ADS holder, are eligible for registration with the Central Bank. Such registration (the amount so registered is referred to as registered capital) allows the remittance outside Brazil of foreign currency, converted at the commercial market rate, acquired with the proceeds of distributions on, and amounts realized through, dispositions of such preferred shares. The registered capital per preferred share purchased in the form of an ADS, or purchased in Brazil and deposited with the depositary in exchange for an ADS, will be equal to its purchase price (stated in U.S. dollars). The registered capital per preferred share withdrawn upon cancellation of an ADS will be the U.S. dollar equivalent of (i) the average price of a preferred share on the Brazilian stock exchange on which the most preferred shares were traded on the day of withdrawal or (ii) if no preferred shares were traded on that day, the average price on the Brazilian stock exchange on which the most preferred shares were traded in the 15 trading sessions immediately preceding such withdrawal. The U.S. dollar equivalent will be determined on the basis of the average commercial market rates quoted by the Central Bank on such date or dates.

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

E. Taxation

The following discussion contains a description of the material Brazilian and U.S. federal income tax consequences of the acquisition, ownership and disposition of preferred shares or ADSs by certain holders. This summary is based upon the tax laws of Brazil and the United States as of the date of this annual report, which are subject to change, possibly with retroactive effect, and to differing interpretations. You should consult your own tax advisors as to the Brazilian, U.S. federal or other tax consequences of the acquisition, ownership and disposition of preferred shares or ADSs, including, in particular, the effect of any state, local or non-U.S., non-Brazilian tax laws.

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

Distributions of Interest on Capital

Brazilian corporations may make payments to shareholders characterized as interest on capital as an alternative form of making dividend distributions. Amounts paid as interest on capital (net of applicable withholding tax) may be treated as payments with respect to the dividends we are obligated to distribute to our shareholders in accordance with our bylaws (estatuto social) and Brazilian Corporate Law. The rate of interest may not be higher than the federal government’s long term interest rate, or the TJLP, as determined by the Central Bank from time to time (6.5% per annum for the six month period beginning January 2007). The total amount distributed as interest on capital may not exceed the greater of (i) 50% of net income (before taking the distribution and any deductions for income taxes into account) for the year with respect to which the payment is made and (ii) 50% of retained earnings for the year prior to the year with respect to which the payment is made. Payments of interest on capital are decided by the shareholders on the basis of recommendations of the company’s Board of Directors. See “Item 8.A Financial Information – Dividends and Dividend Distribution Policy – Additional Payments on Shareholder Equity.”

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

Distributions of interest on capital with respect to the preferred shares, including distributions to the depositary with respect to the preferred shares underlying the ADSs, may be converted into U.S. dollars and remitted outside of Brazil, subject to applicable exchange controls.

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

Our understanding is that ADSs do not qualify as property located in Brazil and, therefore, are not subject to Brazilian taxes upon disposition to other non-Brazilian holders. Insofar as this understanding has not been tested through the administrative or judicial courts, however, we are unable to evaluate what the final ruling on the matter will be.

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

Tax on Financial Transactions (IOF Tax)

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

Regarding foreign exchange transactions, in spite of the maximum rate of IOF being 25%, the inflow and outflow of funds are generally subject to the IOF tax at a rate of 0.38%; however, the inflow and outflow of funds from portfolio investors located outside Brazil are not taxed.  The conversion of Brazilian currency into foreign currency for purposes of paying dividends on preferred shares and ADS is currently not taxed.

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

Temporary Contribution on Financial Transactions (CPMF Tax)

Until December 31, 2007, any transaction carried out by a holder of securities in Brazil that results in the transfer of reais from an account maintained by such holder (or its custodian) with a Brazilian financial institution may be subject to the CPMF tax, at the rate of 0.38%. The funds transferred for the acquisition of shares on a Brazilian stock exchange are exempt from the CPMF tax.

As of January 1, 2008, this tax has been repealed by the Brazilian Congress (Senate).

U.S. Federal Income Tax Considerations

The following are the material U.S. federal income tax consequences to U.S. Holders described herein of owning and disposing of preferred shares or ADSs, but this is not a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to hold such securities.  The discussion applies only to U.S. Holders that hold preferred shares or ADSs as capital assets for tax purposes and it does not describe all of the tax consequences that may be relevant to holders subject to special rules, such as:

•	certain financial institutions;

•	dealers or traders in securities who use a mark-to-market method of accounting;

•	persons holding preferred shares or ADSs as part of a hedge, “straddle,” integrated transaction or similar transaction;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	entities classified as partnerships for U.S. federal income tax purposes;

•	persons liable for the alternative minimum tax;

•	tax-exempt organizations;

•	persons that own or are deemed to own ten percent or more of our voting stock; or

•	persons who acquired our ADSs or preferred shares pursuant to the exercise of any employee stock option or otherwise as compensation; or

•	persons holding preferred shares or ADSs in connection with a trade or business conducted outside of the United States.

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

You are a “U.S. Holder” if you are a beneficial owner of preferred shares or ADSs and if you are for U.S. federal tax purposes:

•	a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

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

The U.S. Treasury has expressed concerns that parties to whom American depository shares are released before shares are delivered to the depositary (“pre-release”) or intermediaries in the chain of ownership between holders and the issuer of the security underlying the American depository shares may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. holders of American depository shares.  Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders.  Accordingly, the creditability of Brazilian taxes, and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below, could be affected by actions taken by such parties or intermediaries.

Please consult your tax advisers concerning the U.S. federal, state, local and foreign tax consequences of owning and disposing of preferred shares or ADSs in your particular circumstances.

This discussion assumes that we are not, and will not become, a passive foreign investment company, as described below.

Taxation of Distributions

Distributions paid on ADSs or preferred shares will generally be treated as dividends to the extent paid out of current or accumulated earnings and profits (as determined under U.S. federal income tax principles).  Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends.  Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid by qualified foreign corporations to certain non-corporate U.S. holders in taxable years beginning before January 1, 2011, are taxable at a maximum rate of 15%.  A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on a securities market in the United States, such as the New York Stock Exchange where our ADSs are traded.  You should consult your tax advisers regarding the availability of the reduced tax rate on dividends in your particular circumstances.

The amount of a dividend will include any amounts withheld by us in respect of Brazilian taxes.  The amount of the dividend will be treated as foreign-source dividend income to you and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations under the Code.  Dividends will be included in your income on the date of your, or in the case of ADSs, the Depositary’s, receipt of the dividend.  The amount of any dividend income paid in reais will be a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of such receipt regardless of whether the payment is in fact converted into U.S. dollars.  If the dividend is converted into U.S. dollars on the date of receipt, you should not be required to recognize foreign currency gain or loss in respect of the dividend income.  You may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

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

Sale or Other Disposition of Preferred Shares or ADSs

For U.S. federal income tax purposes, gain or loss you realize on the sale or other disposition of preferred shares or ADSs will generally be capital gain or loss, and will generally be long-term capital gain or loss if you held the preferred shares or ADSs for more than one year.  The amount of your gain or loss will equal the difference between your tax basis in the preferred shares or ADSs disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars.  If a Brazilian tax on gains is withheld on the sale or disposition of preferred shares or ADSs, a U.S. Holder’s amount realized will include the gross amount of the proceeds of such sale or disposition before deduction of the Brazilian tax. See “—Brazilian Tax Considerations—Taxation of Gains” for a description of when a disposition may be subject to taxation by Brazil.  Such gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes.  U.S. Holders should consult their tax advisors as to whether the Brazilian tax on gains may be creditable against the holder’s U.S. federal income tax on foreign-source income from other sources.  In lieu of claiming a foreign tax credit, U.S. Holders may make an election to deduct foreign taxes, including the Brazilian tax, in computing their taxable income, subject to generally applicable limitations under U.S. law.  An election to deduct foreign taxes instead of claiming foreign tax credits applies to all taxes paid or accrued in the taxable year to foreign countries and possessions of the United States.

Other Brazilian Taxes

You should note that any Brazilian IOF Tax (as discussed above under “—Brazilian Tax Considerations”) may not be treated as a creditable foreign tax for U.S. federal income tax purposes, although you may be entitled to deduct such taxes, subject to applicable limitations under U.S. law.  An election to deduct foreign taxes instead of claiming foreign tax credits applies to all taxes paid or accrued in the taxable year to foreign countries and possessions of the United States.  You should consult your tax advisers regarding the U.S. federal income tax consequences of these Brazilian taxes.

Passive Foreign Investment Company Rules

We believe that we were not a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for our 2008 taxable year.  However, because PFIC status depends on the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year.  If we were a PFIC for any taxable year during which a U.S. Holder held preferred shares or ADSs, gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of the preferred shares or ADSs would be allocated ratably over the U.S. Holder’s holding period for the preferred shares or ADSs.  The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income.  The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for such taxable year, and an interest charge would be imposed on the amount allocated to such taxable year.  Further, to the extent that any distribution received by a U.S. Holder on its preferred shares or ADSs exceeds 125% of the average of the annual distributions on preferred shares or ADSs received by a U.S. Holder during the preceding three years or such holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above.  Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the preferred shares or ADSs.  U.S. Holders should consult their tax advisers to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in those holders’ particular circumstances.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and may be subject to backup withholding unless (i) you are a corporation or other exempt recipient or (ii) in the case of backup withholding, you provide a correct taxpayer identification number and certify that you are not subject to backup withholding.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to several market risks as a result of our commercial operations, debts obtained to finance our activities and debt-related financial instruments, including exchange rate risk, interest rate risk, debt acceleration risk and credit risk.  To help us manage our risks, we conduct a valuation of our financial assets and liabilities in relation to market values based on available information and appropriate valuation methodologies.  However, the interpretation of market information, as well as the selection of methodologies, requires considerable judgment and reasonable estimates in order to produce adequate realization values.  As a result, our valuation estimates do not necessarily indicate the amounts which might be realized in the current market.  The use of different market approaches and/or methodologies for the estimates may have a significant effect on the estimated realization values.

We have also obtained derivative instruments to help manage the risks to which we are exposed in accordance with our risk management policy.  All of our derivative instruments are intended to providing hedges against the risk of variation in foreign exchange and external and internal interest rates arising from financial debts, in line with our risk management policy.  As such, any changes in risk factors generate an opposite effect on the hedged end.  We do not hold derivative instruments for speculative purposes and all financial debt in foreign exchange are hedged.

To further help us manage our risks, we conduct fair value analyses of our derivative financials instruments, as well as sensitivity analyses of our risk variables and our net risk exposure.  For a discussion of the results our valuation analysis, risk management strategy, and sensitivity analysis of our derivative financial instruments, please see Note 34 to our 2008 consolidated financial statements.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

As of December 31, 2008, we were not in default under any of our obligations and there were no dividend arrearages or delinquencies.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Law 10,303 of October 31, 2001 amended the provisions of the Brazilian Corporate Law relating to the rights of preferred shareholders. In order to comply with such modifications, at the extraordinary shareholders meeting held on 12/30/2002, an amendment to our bylaws was approved granting the preferred shareholders the right to receive dividends 10% higher than the dividends paid to common shareholders.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, are responsible for establishing and maintaining our disclosure controls and procedures. These controls and procedures were designed to ensure that information relating to us required to be disclosed in the reports that we file under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We evaluated these disclosure controls and procedures under the supervision of our CEO and CFO as of December 31, 2008. Based on this evaluation, our CEO and CFO concluded that our disclosure controls and procedures were adequate and effective and designed to ensure that material information relating to us and our consolidated subsidiaries would be made known to them by others within those entities to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act).  The Telesp internal control system was designed to provide reasonable assurance as to the integrity and reliability of the published financial statements. All internal control systems, no matter how well designed, may have inherent limitations and can provide reasonable assurance that the objectives of the control system are met.

Management evaluated the internal control over financial reporting under the supervision of our Chief Executive Officer, or CEO and Chief Financial Officer (our Vice-President of Finance), or CFO as of December 31, 2008. Management evaluated the effectiveness of our internal control over financial reporting based on the criteria set out in the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework. Telesp management concluded that, as of December 31, 2008, our internal control over financial reporting was adequate and effective, based on those criteria.

Our independent registered public accounting firm, Ernst & Young, has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2008. The report on the audit of our internal control over financial reporting is included herewith.

Attestation Report of the Registered Public Accounting Firm

Ernst & Young, the independent registered public accounting firm that has audited our consolidated financial statements, has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2008. This attestation report appears on page F-3.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

E&Y acted as our independent auditor for the fiscal years ended December 31, 2008 and December 31, 2007. The chart below sets forth the total amount billed to us by E&Y for services performed in the years 2008 and 2007, and breaks down these amounts by category of service:

	2008	2007
	(in thousands of reais)

Audit Fees	3,428	3,000
Audit-Related Fees	982	294
Tax Fees	16	15
All Other Services	-	-
Total	4,426	3,309

For the years ended December 31, 2008 and December 31, 2007, we paid our auditors, E&Y, for auditing services rendered in the total amount of R$4,426 thousand and R$3,309 thousand, respectively.

Audit Fees

Audit fees are fees billed for the audit of our annual consolidated financial statements prepared for purposes of filings with the CVM and the SEC and for the reviews of our quarterly financial statements submitted on Form 6-K and to the audit with respect to processes required by Sarbanes-Oxley, with the purpose of certifying the effectiveness over internal controls.

Audit-Related Fees

Refers to analytic accounting services and review with respect to the rules promulgated by ANATEL.

Tax Fees

Refers to accounting services with respect to the preparation of tax returns.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

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

The significant differences between our corporate governance practices and the NYSE corporate governance standards are as follows:

Independence of Directors and Independence Tests

The Brazilian Corporate Law and our bylaws require that our directors be elected by our shareholders at a general shareholders meeting. Sixteen of our directors were appointed by our common shareholders, and one director is appointed by representatives of our minority preferred shareholders. Twelve of our directors are independent in accordance with rules generally accepted in Brazil.

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

Executive Sessions

According to the Brazilian Corporate Law, up to one-third of the members of the Board of Directors can be elected to executive positions. The remaining non-management directors are not expressly empowered to serve as a check on management, and there is no requirement that those directors meet regularly without management. Notwithstanding, our Board of Directors consists of 15 non-management directors, 12 of whom are independent directors in accordance with rules generally accepted in Brazil, and as such, we believe we are in compliance with this standard.

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

Reference is made to pages F-1 through F-94.

ITEM 19. EXHIBITS
Exhibit Number	Description
1.1	Bylaws of Telecomunicações de São Paulo S.A. – Telesp, as amended (unofficial English translation)

2(a)	Deposit Agreement dated as of July 27, 1998 among Telesp Participações S.A., The Bank of New York, as Depositary, and Owners and Beneficial Owners of American Depositary Receipts issued thereunder (1)

4(a)
Contract and Justification of the Merger of Telefónica Data Brasil Holding S.A. into Telecomunicações De São Paulo S.A. – Telesp and Partial Spin-Off of Telefónica Empresas S.A. dated March 9, 2006 (2)

4(b)1
Grant Contract for Fixed Commuted Telephone Service in Local Modality (Sector 31) between Agência Nacional De Telecomunicações and Telecomunicações De São Paulo S.A. – Telesp dated December 22, 2005 (unofficial English translation) (3)

4(b)2
Grant Contract for Fixed Commuted Telephone Service in Local Modality (Sector 32) between Agência Nacional De Telecomunicações and Telecomunicações De São Paulo S.A. – Telesp dated December 22, 2005 (unofficial English translation) (3)

4(b)3
Grant Contract for Fixed Commuted Telephone Service in Local Modality (Sector 34) between Agência Nacional De Telecomunicações and Telecomunicações De São Paulo S.A. – Telesp dated December 22, 2005 (unofficial English translation) (3)

4(b)4
Grant Contract for Fixed Commuted Telephone Service in Long-Distance Modality (Sector 31) between Agência Nacional De Telecomunicações and Telecomunicações De São Paulo S.A. – Telesp dated December 22, 2005 (unofficial English translation) (3)

4(b)5
Grant Contract for Fixed Commuted Telephone Service in Long-Distance Modality (Sector 32) between Agência Nacional De Telecomunicações and Telecomunicações De São Paulo S.A. – Telesp dated December 22, 2005 (unofficial English translation) (3)

4(b)6
Grant Contract for Fixed Commuted Telephone Service in Long-Distance Modality (Sector 34) between Agência Nacional De Telecomunicações and Telecomunicações De São Paulo S.A. – Telesp dated December 22, 2005 (unofficial English translation) (3)

4(b)7
Certificate of Authorization to Provide Multimedia Communication Service, for the Collective Interest, by and between “Agência Nacional de Telecomunicações - ANATEL” and “Telecomunicações de São Paulo S.A. – Telesp” (unofficial English translation)(4)

8.1	List of Subsidiaries

11.1	Code of Ethics of Telecomunicações de São Paulo S.A. – Telesp (3)

12.1	Section 302 Certification of the Chief Executive Officer

12.2	Section 302 Certification of the Chief Financial Officer

13.1	Section 906 Certification of the Chief Executive Officer

13.2	Section 906 Certification of the Chief Financial Officer
______________
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

CSP: long-distance carrier selection.

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

DTH: A special type of service that uses satellites for the direct distribution of television and audio signs for subscribers.

FATOR X: a measure of company productivity, calculated by ANATEL, which is discounted by the inflation rate and is used for the calculation of the annual rate adjustment applicable to telecommunications companies.

FTTH: Internet access through Fiber Optic (“Fiber to the Home”).

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

IPTV: Pay TV with video broadcast offered through the use of the IP protocol.

MMDS: (Multichannel Multipoint Distribution Service ): It’s a wireless telecommunications technology, used for general-purpose broadband networking or, more commonly, as an alternative method of cable television programming reception.

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

SCM: multimedia communication services, or (“serviços de comunicação multimídia”).

SMP: Personal Mobile Service or, (Serviço Móvel Pessoal).

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

VOIP: Voice over Internet Protocol, is a technology for transmitting voice using the internet.

VOD: Video on demand systems allow users to select and watch/listen to video or audio content on demand.

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

Date:      April 13, 2009

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2008, 2007 AND 2006

CONTENTS

Reports of Independent Registered Public Accounting Firms	F-2, F-3
Consolidated Balance Sheets	F-4, F-5
Consolidated Statements of Income	F-6
Consolidated Statements of Changes in Shareholders’ Equity	F-7, F-8
Consolidated Statements of Cash Flows	F-9, F-10
Consolidated Statements of Added Value	F-11
Notes to the Consolidated Financial Statements	F-12

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Telecomunicações de São Paulo S.A. – TELESP

We have audited the accompanying consolidated balance sheet of Telecomunicações de São Paulo S.A. – TELESP and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, shareholders' equity, cash flows and value added for each of the three years in the period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Telecomunicações de São Paulo S.A. – TELESP and subsidiaries at December 31, 2008 and 2007, and the consolidated results of their operations, changes in their financial position, their cash flows and their value added for each of the three years in the period ended December 31, 2008 in conformity with accounting practices adopted in Brazil, which differ in certain respects from accounting principles generally accepted in the United States of America. Information related to the nature and effect of such differences is presented in Notes 36, 37 and 38 to the consolidated financial statements.

As mentioned in Note 3, the accounting practices adopted in Brazil were subject to changes effective January 1, 2008. The financial statements for the years ended December 31, 2007 and 2006, presented in conjunction with the 2008 financial statements, were prepared in accordance with the accounting practices effective in Brazil through December 31, 2007 and, as allowed by CPC (Accounting Practices Committee) Technical Pronouncement No. 13 – First Time Adoption of Law No. 11,638/07 and Provisional Executive Act No. 449/08, do not include any adjustments for purposes of comparison between the year ended December 31, 2008 and previous years.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Telecomunicações de São Paulo S.A. – TELESP’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 16, 2009, except for internal control over financial reporting related to Notes 36, 37 and 38 to the 2008 consolidated financial statements of Telecomunicações de São Paulo S.A. – TELESP and subsidiaries, as to which the date is March 31, 2009, expressed an unqualified opinion thereon.

São Paulo, February 16, 2009,
except for Notes 36, 37 and 38, as to which the date is March 31, 2009.

ERNST & YOUNG
Auditores Independentes S.S.
CRC-2-SP-015199/O-6

/s/ Luiz Carlos Marques

Luiz Carlos Marques
Partner

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Telecomunicações de São Paulo S.A. – TELESP

We have audited Telecomunicações de São Paulo S.A. – TELESP’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Telecomunicações de São Paulo S.A. – TELESP’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s report on internal control over financial reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Telecomunicações de São Paulo S.A. – TELESP maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Telecomunicações de São Paulo S.A. – TELESP as of December 31, 2008 and 2007, and the related consolidated statements of income, shareholders’ equity, cash flows and value added for each of the three years in the period ended December 31, 2008 and our report dated February 16, 2009, except for Notes 36, 37 and 38, as to which the date is March 31, 2009, expressed an unqualified opinion thereon.

São Paulo, February 16, 2009, except
for internal control over financial reporting related to Notes 36, 37 and 38 to the 2008 consolidated financial statements, as to which the date is March 31, 2009.

ERNST & YOUNG
Auditores Independentes S.S.
CRC-2-SP-015199/O-6

/s/ Luiz Carlos Marques

Luiz Carlos Marques
Partner

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2008 AND 2007

(In thousands of Reais)

		December 31,
	Note	2008	2007
Assets
Current assets		6,459,830	5,227,685
Cash and cash equivalents	5 and 34	1,741,006	933,275
Trade accounts receivable, net	6	3,152,831	2,832,050
Deferred and recoverable taxes	7	1,032,516	1,117,982
Inventories	8	164,410	125,004
Derivatives	34	95,747	25,423
Other	9	273,320	193,951

Noncurrent assets		13,532,179	13,722,960

Trade accounts receivable, net	6	61,563	-
Deferred and recoverable taxes	7	579,807	539,371
Escrow deposits	10	711,300	534,914
Other	9	156,312	152,212

Investments	11	301,830	177,557

Property, plant and equipment, net	12	9,868,933	10,260,126

Intangible assets, net	13	1,852,434	2,050,320

Deferred charges	14	-	8,460

Total assets		19,992,009	18,950,645

The accompanying notes are an integral part of these Consolidated Financial Statements.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2008 AND 2007

(In thousands of Reais)

		December 31,
	Note	2008	2007
Liabilities and shareholders’ equity
Current liabilities		5,846,874	5,697,223
Loans and financing	15 and 34	502,503	793,783
Debentures	16 and 34	16,339	12,357
Trade accounts payable		2,314,698	1,846,232
Taxes payable	17	926,437	908,260
Dividends and interest payable to shareholders	18	1,153,670	996,997
Payroll and related accruals	19	174,672	264,841
Reserve for contingencies	20	128,488	115,884
Financial instruments	34	15,200	279,312
Other liabilities	21	614,867	479,557

Noncurrent liabilities		4,099,443	3,348,180

Loans and financing	15 and 34	1,717,352	1,003,029
Debentures	16 and 34	1,500,000	1,500,000
Taxes payable	17	47,401	38,601
Reserve for contingencies	20	570,778	525,393
Reserve for post-retirement benefit plans	32	148,770	95,426
Financial instruments	34	22,148	103,885
Other liabilities	21	92,994	81,846

Shareholders’ equity	22	10,045,692	9,905,242
Capital		6,575,480	6,575,198
Special goodwill reserve		63,074	-
Capital reserves		2,670,488	2,670,488
Income reserve		659,556	659,556
Adjustments for equity valuation		76,232	-
Cumulative translation adjustments		862	-

Total liabilities and shareholders’ equity		19,992,009	18,950,645

The accompanying notes are an integral part of these consolidated financial statements.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(In thousands of Reais - except earnings per share data)

		Years ended December 31,
	Note	2008	2007	2006
Gross operating revenue	23	23,020,780	21,183,809	20,796,763

Deductions from gross revenue	23	(7,041,795)	(6,456,247)	(6,153,742)

Net operating revenue	23	15,978,985	14,727,562	14,643,021

Cost of goods and services	24	(8,726,408)	(8,029,203)	(7,780,510)

Gross profit		7,252,577	6,698,359	6,862,511

Operating expenses		(3,523,027)	(3,050,981)	(2,607,198)
Selling	25	(2,600,556)	(2,462,457)	(1,924,439)
General and administrative	26	(755,522)	(838,613)	(982,623)
Equity method in subsidiaries	11	8,262	(2,145)	1,034
Permanent asset disposal, net	27	(50,555)	81,653	5,787
Other operating income expenses, net	28	(124,656)	170,581	269,420

Operating income before financial expenses, net		3,729,550	3,647,378	4,255,313

Financial income	29	932,554	503,453	538,108
Financial expense	29	(1,160,440)	(810,385)	(869,163)

Financial expenses, net		(227,886)	(306,932)	(331,055)

Income before income tax and social contribution		3,501,664	3,340,446	3,924,258

Income tax and social contribution	30	(1,081,693)	(977,486)	(1,108,107)

Net income for the year		2,419,971	2,362,960	2,816,151

Number of shares outstanding at the balance sheet date – in thousands		505,841	505,841	505,841

Earnings per share - R$		4.7840	4.6718	5.5673

The accompanying notes are an integral part of these Consolidated Financial Statements.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(In thousands of Reais)

		Capital reserves					Income reserves
	Capital	Special goodwill reserve	Share premium	Treasury shares	Donations and subsidies for investments	Tax incentives	Legal reserve	Unrealized gains on available- for-sale securities	Cumulative translation adjustments	Retained earnings	Total shareholders’ equity

Balances on December 31, 2005	5,978,074	-	2,737,087	-	8,590	(58,704)	659,556	-	-	879,604	10,204,207
Merged capital – TDBH	597,124	-	-	-	-	-	-	-	-	-	597,124
Merged losses - TDBH	-	-	-	-	-	-	-	-	-	(41,476)	(41,476)
Donations and subsidies for investments	-	-	-	-	475	-	-	-	-	-	475
Treasury shares cancellation	-	-	(58,892)	-	-	58,892	-	-	-	-	-
Recess right to the shareholders due to TDBH’s merger – treasury shares	-	-	-	(17,719)	-		-	-	-	-	(17,719)
Unclaimed dividends	-	-	-	-	-	-	-	-	-	180,956	180,956
Net income for the year	-	-	-	-	-	-	-	-	-	2,816,151	2,816,151
Appropriations	-	-	-	-	-	-	-	-	-	-
Dividends	-	-	-	-	-	-	-	-	-	(2,349,604)	(2,349,604)
Interest on shareholders equity	-	-	-	-	-	-	-	-	-	(663,000)	(663,000)
Withholding tax on interest on shareholders’ equity	-	-	-	-	-	-	-	-	-	(117,000)	(117,000)

Balances on December 31, 2006	6,575,198	-	2,678,195	(17,719)	9,065	188	659,556	-	-	705,631	10,610,114
Donations and subsidies for investments	-	-	-	-	759	-	-	-	-		759
Unclaimed dividends and interest on shareholders’ equity, net of taxes	-	-	-	-	-	-	-	-	-	209,769	209,769
Net income for the year	-	-	-	-	-	-	-	-	-	2,363,169	2,363,169
Appropriations:
Dividends	-	-	-	-	-	-	-	-	-	(2,636,569)	(2,636,569)
Interest on shareholders’ equity	-	-	-	-	-	-	-	-	-	(545,700)	(545,700)
Withholding tax on interest on shareholders’ equity	-	-	-	-	-	-	-	-	-	(96,300)	(96,300)

Balances on December 31, 2007	6,575,198	-	2,678,195	(17,719)	9,824	188	659,556	-	-	-	9,905,242

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(In thousands of Reais)

Merger of DABR – 11/30/2008	282	63,074	-	-	-	-	-	-	-	41	63,397
Unclaimed dividends and interest on shareholders’ equity, net of taxes	-	-	-	-	-	-	-	-	-	163,392	163,392
Adoption of Law No. 11,638, net of taxes	-	-	-	-	-	-	-	-	-	2,705	2,705
Unrealized gains on available-for-sale securities, net of taxes	-	-	-	-	-	-	-	76,232	-	-	76,232
Cumulative translation adjustments	-	-	-	-	-	-	-	-	862	-	862
Net income for the year	-	-	-	-	-	-	-	-	-	2,419,971	2,419,971
Appropriations:	-	-	-	-	-	-	-	-	-
Dividends	-	-	-	-	-	-	-	-	-	(1,970,109)	(1,970,109)
Interest on shareholders’ equity	-	-	-	-	-	-	-	-	-	(523,600)	(523,600)
Withholding tax on interest on shareholders’ equity	-	-	-	-	-	-	-	-	-	(92,400)	(92,400)

Balances on December 31, 2008	6,575,480	63,074	2,678,195	(17,719)	9,824	188	659,556	76,232	862	-	10,045,692

The accompanying notes are an integral part of these Consolidated Financial Statements.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(In thousands of Reais)

	Consolidated
	2008	2007	2006
Cash flows from operations
Net income for the year	2,419,971	2,362,960	2,816,151

Expenses (revenues) not affecting cash	3,630,372	3,210,254	3,058,776
Depreciation and amortization	2,657,903	2,634,384	2,641,554
Monetary and exchange variations	209,574	(85,432)	(70,531)
(Gain) Loss from equity holding in subsidiaries	(8,262)	2,145	(1,034)
(Gain) Loss on permanent asset disposals	50,555	(83,956)	5,787
Amortization of goodwill	117,724	64,738	34,482
Provision for doubtful accounts	538,625	652,692	412,997
Pension and other post-retirement benefits plans, net of funding	53,344	20,403	30,059
Other	10,909	5,280	5,462

Increase (decrease) in operating assets	(1,117,253)	(614,033)	(1,154,715)
Trade accounts receivable	(830,435)	(206,524)	(826,158)
Other current assets	(60,544)	(268,263)	(161,656)
Other noncurrent assets	(226,274)	(139,246)	(166,901)

Increase (decrease) in operating liabilities	196,790	(181,396)	286,904
Payroll and related accruals	(104,228)	62,608	17,619
Accounts payable and accrued expenses	263,970	247,862	89,366
Taxes other than income taxes	30,907	(38,206)	85,323
Other current liabilities	126,453	(442,202)	149,809
Accrued interest	(9,490)	20,386	(4,292)
Income and social contribution taxes	(56,061)	(17,301)	51,679
Reserve for contingencies	57,989	(36,102)	(98,748)
Other noncurrent liabilities	(112,750)	21,559	(3,852)

Cash provided by operations	5,129,880	4,777,785	5,007,116

Cash flows generated from (used in) investing activities
Acquisition of subsidiary, net of cash acquired	-	(426,353)	-
Advance for future share acquisition	-	-	(200,000)
Acquisition of fixed and intangible assets, net of donations	(2,102,438)	(2,038,979)	(1,720,886)
Cash from sales of fixed assets and investment	27,364	147,693	16,783
Cash received on merger	435	-	18,584

Cash used in investing activities	(2,074,639)	(2,317,639)	(1,885,519)

Cash flows generated from (used in) financing activities
Loans repaid	(1,041,391)	(1,634,845)	(1,382,621)
New loans obtained	1,274,364	2,635,813	1,254,379
Cash received on derivatives contracts	67,272	75,951	70,559
Cash paid on derivatives contracts	(329,941)	(188,100)	(214,833)
Treasury Shares – Purchase	-	-	(17,719)
Dividends and interest on shareholders’ equity paid	(2,217,814)	(2,628,726)	(3,081,782)

Cash used in financing activities	(2,247,510)	(1,739,907)	(3,372,017)

(Increase) decrease cash and cash equivalents	807,731	720,239	(250,420)

Cash and cash equivalents at beginning of year	933,275	213,036	463,456
Cash and cash equivalents at end of year	1,741,006	933,275	213,036

Changes in cash during the year	807,731	720,239	(250,420)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(In thousands of Reais)

Supplemental cash flow information

	2008	2007	2006
Income tax and social contribution paid	976,932	1,075,643	1,049,944
Interest paid	264,041	181,115	245,144
Details of acquisition of Navytree
Current assets, excluding cash acquired	-	31,906	-
Permanent assets	-	201,858	-
Current liabilities	-	(180,023)	-
Noncurrent liabilities	-	(2,739)	-

Net assets on date of acquisition, net of cash acquired	-	51,002	-
Investment in Navytree	-	(53,544)	-

Cash acquired	-	2,542	-

Net assets on date of acquisition, net of cash acquired	-	51,002	-
Goodwill recorded at acquisition date	-	860,203	-
Cash paid in advance in 2006	-	(200,000)	-
Liabilities assumed	-	(293,790)	-

Net cash paid for acquisition of Navytree	-	417,415	-

Noncash transactions:
Donations and subsidies for investments	315	968	475
Accounts payable for property, plant and equipment	240,072	46,434	-

The accompanying notes are an integral part of these Consolidated Financial Statements.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

STATEMENTS OF ADDED VALUE

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(In thousands of Reais)

	December 31,
	2008	2007	2006

Revenues	22,016,525	20,539,986	20,648,186
Sale of goods products and services	21,957,551	20,303,064	20,173,887
Other income	597,588	889,614	887,296
Allowance for doubtful accounts	(538,625)	(652,692)	(412,997)

Input products acquired from third parties	(8,204,473)	(6,838,670)	(6,571,169)
Cost of goods	(5,550,391)	(4,910,840)	(4,773,355)
Materials, energy, services of third parties and other	(2,462,078)	(1,727,707)	(1,651,757)
Loss/Recovery of assets	(77,925)	(66,040)	(23,721)
Other	(114,079)	(134,083)	(122,335)

Gross added value	13,812,052	13,701,316	14,077,017

Retentions	(2,775,627)	(2,699,122)	(2,676,035)
Depreciation and amortization	(2,775,627)	(2,699,122)	(2,676,035)

Net added value produced	11,036,425	11,002,194	11,400,982

Added value received upon transfer	940,816	501,308	539,142
(Gain) loss from equity holding of subsidiaries	8,262	(2,145)	1,034
Financial income	932,554	503,453	538,108

Total added value to be distributed	11,977,241	11,503,502	11,940,124

Distribution of added value	(11,977,241)	(11,503,502)	(11,940,124)

Payroll and related charges	(629,360)	(767,999)	(658,359)
Salary	(456,348)	(451,923)	(397,447)
Benefits	(95,194)	(110,578)	(110,114)
Payroll tax	(40,896)	(39,940)	(39,907)
Other	(36,922)	(165,558)	(110,891)
Taxes, fees and contributions	(7,128,655)	(7,185,213)	(7,270,036)
Federal tax	(2,454,034)	(2,373,556)	(2,512,528)
State tax	(4,576,328)	(4,724,120)	(4,695,873)
Municipal tax	(98,293)	(87,537)	(61,635)
Interest on third parties capital	(1,636,959)	(1,104,058)	(1,081,525)
Interest	(418,664)	(335,382)	(374,374)
Rent and leasing operations	(481,238)	(384,568)	(297,456)
Other	(737,057)	(384,108)	(409,695)
Dividends and interest on shareholders’ equity	(2,419,971)	(2,362,960)	(2,110,520)
Interest on shareholders’ equity	(616,000)	(642,000)	(780,000)
Dividends	(1,803,971)	(1,720,960)	(1,330,520)
Other	(162,296)	(83,272)	(114,053)
Reserve for contingencies	(162,296)	(83,272)	(114,053)
Retained earnings	-	-	(705,631)

The accompanying notes are an integral part of these Consolidated Financial Statements.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of Reais, unless otherwise indicated)

1.    Operations and Background

a)	Controlling shareholders

Telecomunicações de São Paulo S.A. - Telesp (hereinafter “Telesp” or “Company”), is headquarted at Rua Martiniano de Carvalho, 851, in the capital of the State of São Paulo. Telesp belongs to the Telefónica Group, the telecommunications industry leader in Spain, and is present in several European and Latin American countries. The Company is controlled by Telefónica S.A., which, as of December 31, 2008, holds a total indirect interest of 87.95% of which 85.57% are common shares and 89.13% are preferred shares.

b)	Operations

The Company’s basic business purpose is the rendering of fixed wire telephone services in the state of São Paulo under Fixed Switch Telephone Service Concession Agreement -  STFC granted by the National Communications Agency (ANATEL), which is in charge of regulating the telecommunications sector in Brazil (Note 1.c). The Company also has  authorizations from ANATEL, directly or through its subsidiaries, to provide other telecommunications services, such as data communication to the business market and broadband Internet services under the Speedy and Ajato brand and since the second half of 2007, Pay TV services (i) by satellite all over the country (Telefônica TV Digital) and (ii) using MMDS technology in the cities of São Paulo, Rio de Janeiro, Curitiba and Porto Alegre.

The Company is registered with the Brazilian Securities Commission (CVM) as a publicly held company and its shares are traded on the São Paulo Stock Exchange (BOVESPA). The Company is also registered with the US Securities and Exchange Commission (SEC) and its American Depository Shares (ADSs - level II) are traded on the New York Stock Exchange (NYSE).

c)	The STFC Concession Agreement

The Company is a concessionaire of the fixed switch telephone service (STFC) to render local and domestic long-distance calls originated in Region 3, which comprises the State of São Paulo, in Sectors 31, 32 and 34, established in the General Concession Plan (PGO).

The Current Concession Agreement’s renewal, dated December 22, 2005, in force since January 1, 2006, awarded as an onerous title, will be valid until December 31, 2025. However, the agreement can be reviewed on December 31, 2010, 2015 and 2020. Such condition allows ANATEL to set up new requirements and goals for universalization and high quality of telecommunication services, according to the conditions in force at that moment.

The Concession Agreement establishes that all assets owned by the Company and which are indispensable to the provision of the services described on such agreement are considered reversible assets and are deemed to be part of the concession assets. These assets will be automatically returned to ANATEL upon expiration of the concession agreement, according to the regulation in force at that moment. On December 31, 2008, the net book value of reversible assets is estimated at R$6,929,532 (R$7,187,898 in 2007), comprised of switching and transmission equipment and public use terminals, external network equipment, energy equipment and system and operation support equipment.

Every two years, during the agreement’s new 20-year period, public regime companies will have to pay a renewal fee which that correspond to 2% of its prior-year SFTC revenue, net of taxes and social contributions. Exceptionally, the first payment of this biannual fee happened on  April 30, 2007 by value of R$224,760, based on the 2006 STFC net revenues. The next payment is scheduled for April 30 of 2009 based on the 2008 net revenues (note 21).

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of Reais, unless otherwise indicated)

d)	The telecommunications services subsidiaries and associated companies

A. Telecom S.A.

A. Telecom S.A. is a closely held, wholly-owned subsidiary of by the Company. It is engaged primarily in providing telecommunication and data services and customer internal telephony network maintenance. The principal services are as follows:

(i)	Digital Condominium: integrated solution equipment and services for voice transmission, data and images on commercial buildings;

(ii)	Installation, maintenance, exchange and extension of new points of internal telephony wire in companies and houses;

(iii)	Basic plan of maintenance (“PMB”), plan of prevention maintenance of aggregated service;

(iv)	iTelefônica, provider of free Internet access;

(v)	Speedy Wi-Fi, broadband service for wireless Internet access;

(vi)	“Doctor Speed” and “Speed Segurança”, firewall softwares to detect and remove the virus;

(vii)	Speedy Corp, broadband provider developed specially to the corporate market;

(viii)	Integrated IT solution named “Posto Informático” allowing access to Internet, connection of private networks and rent of IT equipment;

(ix)
Satellite TV services (Direct to Home – DTH)  throughout country. The DTH is a special type of subscription TV service, which uses satellites for direct distribution of TV and audio signals to subscribers.

Telefônica Sistema de Televisão S.A. (formerly Lightree Sistema de Televisão S.A.):

The corporate purpose of Telefônica Sistema de Televisão S.A. (“TST”) is to provide pay-TV services in the form of Multichannel Multipoint Distribution Service (MMDS), as well as telecommunication and Internet-based services.

Telefônica Data S.A. (formerly Telefônica Empresas S.A.):

The corporate purpose of Telefônica Data S.A. is to provide and operate telecommunications services, as well as to prepare, implement and deploy projects involving integrated corporate solutions, telecommunication advisory services, technical assistance services, sale, lease and maintenance of telecommunication equipment and networks.

Aliança Atlântica Holding B.V.:

This is a company formed under the laws of the Netherlands in Amsterdam, whose main asset is the participation of 0.61% in Portugal Telecom. As of December 31, 2008, the Company holds a 50% interest in Aliança Atlântica and Telefónica S.A. holds the remaining 50%.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of Reais, unless otherwise indicated)

Companhia AIX de Participações

This company is engaged in both direct and indirect development of activities related to the construction, conclusion and operation of underground fiber optic networks. Currently, Telesp holds a 50% interest in this company.

Companhia ACT de Participações

Companhia ACT is engaged in providing technical assistance for the preparation of Rede Refibra project, by providing studies to make it more profitable, as well as to inspect the activities  in progress related to the project. Currently, Telesp holds a 50% interest in this company.

2.     Corporate Events

a.	Acquisition of Telefônica Televisão Participações S.A. (formerly Navytree Participações S.A)

On October 31, 2007, ANATEL concluded the regulatory analysis of the association between Abril Group and the Company signed on October 29, 2006, and approved such  transaction..

Accordingly, the Company acquired 100% of the capital of Telefonica Televisão Participações S.A. (TTP), a company that owns interests in companies providing subscription TV services. Telefonica Televisão holds the following ownership interests:

	Ownership Interests
	ON	PN

Telefônica Sistemas de Televisão S.A.	100.00%	100.00%
Comercial Cabo TV São Paulo S.A.	19.90%	100.00%
Lemontree Participações S.A.	-	100.00%
TVA Sul Paraná S.A.	49.00%	100.00%
GTR-T Participações e Empr.S.A.	-	100.00%

On February 29, 2008, the Company paid  a capital increase in Telefônica Televisão with shares held in A.Telecom. With this operation, A.Telecom became a wholly-owned subsidiary of TTP.

On July 25, 2008 the Company paid  a capital increase in Telefonica Televisão with shares held in Telefonica Data S.A. With this operation, T.Data became a wholly-owned subsidiary of TTP.

b. Merger of Telefônica Data Brasil Participações Ltda. and Telefônica Televisão Participações S.A.:

Pursuant to the Press Release published on October 21, 2008, the Company’s Board of Directors approved, on that date, the proposed corporate reorganization involving the Company, Telefônica Data do Brasil Participações Ltda. (“DABR”) and Telefônica Televisão Participações S.A. (“TTP”), as approved at the General Shareholders’ Meeting held by Telesp on November 11, 2008.

The transaction included the following steps:

1st Step: DABR was merged into Telesp, and, as a result, the company and its shares ceased to exist. Telesp shares then owned by DABR were directly assigned to controlling shareholder of SP Telecomunicações Participações Ltda. upon merger, with the rights applicable to outstanding shares issued by  Telesp remaining unchanged. DABR’s net equity included goodwill from Telesp shares, in the amount of R$185,511, which was

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of Reais, unless otherwise indicated)

recorded at the acquisition date based on future profits. In accordance with Law No. 9532/1997, amortization of goodwill will provide Telesp with a tax benefit of R$63,074 to be capitalized by the controlling shareholder upon realization, pursuant to CVM Instruction No. 319/1999. Other shareholders have preemptive rights in the subscription of capital increases.

The following table shows DABR’s merged equity:

DABR

Assets
Current assets	1,021
Permanent assets
Investments	63,074
Goodwill	185,511
Provision for safeguarding shareholders’ rights	(122,437)
Fixed assets	44

Liabilities
Current liabilities	(742)

Net equity	63,397

Capital increase	282
Capital reserve	63,074
Retained earnings (*)	41

Net equity	63,397
(*) change in equity from the date of the appraisal report to the date of the merger.

2nd Step: TTP was merged into Telesp, and, as a result, the company and its shares ceased to exist. Goodwill generated by the acquisition of this company in 2007 was recorded based on expected future profits, in the amount of R$848,307, and will provide Telesp with a tax benefit of R$288,424.

The following table shows TTP’s merged equity:

TTP

Assets
Current assets	1,744
Permanent assets
Investments	1,108,872

Liabilities
Current liabilities	(3)

Net equity (*)	1,110,613
(*) Net equity in the amount of R$1,110,613 represented the Company’s investment in TTP on the merger date.

For merger purposes, the net equities of TTP and DABR were measured at book value on September 30, 2008 and October 17, 2008, respectively, by an independent appraiser whose appointment was ratified at the General Shareholders’ Meeting held by Telesp on November 11, 2008. The merged companies had no unrecorded contingent liabilities that would have been assumed by Telesp as a result of this transaction. The transaction is not subject to approval by Brazilian or foreign regulatory entities or antitrust agencies. No withdrawal rights were exercised since the subsidiaries had no  minority shareholders.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of Reais, unless otherwise indicated)

Telesp management believes that this corporate reorganization meets the Company’s and its shareholders’ interests, and will allow increased synergies, optimized managerial risks and simplify administrative and corporate structures, reducing costs as well as generating tax benefits opportunities and cash flow improvement for the Company and its shareholders.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of Reais, unless otherwise indicated)

3.     Base of Presentation of the Financial Statements

The accompanying individual and consolidated financial statements as of December 31, 2008 and 2007 were prepared in accordance which accounting practices adopted in Brazil, which are based on accounting practices issued from Brazilian corporate law and accounting standards and procedures established by the Brazilian Securities Commission (CVM).

On January 1, 2008, Law No. 11638, of December 28, 2007, substantially amends Chapter XV of Law No. 6404 (Corporation Law), which addresses the financial statements. On December 3, 2008, Provisional Executive (MP) No. 449 was published and produced some adjustments in Law No. 6404 and  Law No. 11638.

As permitted by CVM Resolution No. 565, which approved Technical Pronouncement No. 13, issued by the Brazilian Accounting Pronouncements Committee (CPC), the Company opted for the first-time adoption of Law No. 11638 and of MP No. 449/08 in its financial statements for the year ended December 31, 2008. Accordingly, there were changes in the accounting practices as compared to the year ended December 31, 2007.

Changes in accounting practices taken into consideration when preparing or presenting the financial statements for the year ended December 31, 2008 and the initial balance sheet for December 31, 2008 were measured and recorded by the Company based on the following accounting pronouncements issued by the Brazilian Accounting Pronouncements Committee (CPC) and approved by the Brazilian Securities Commission (CVM):

•	Conceptual Framework for Preparation and Presentation of the Financial Statements, as approved by CVM Resolution No. 539;
•	CPC 01 Impairment of Assets;
•	CPC 02 Effects on Changes in Exchange Rates and Financial Statement Conversions;
•	CPC 03 Cash Flows Statements;
•	CPC 04 Intangible Assets;
•	CPC 05 Related Party Disclosures;
•	CPC 06 Capital Lease;
•	CPC 09 Statement of Value Added;
•	CPC 12 Present Value Adjustment;
•	CPC 13 First-time adoption of Law No. 11638/07 and Provisional Executive Act No. 449/08;
•	CPC 14 Financial Instruments: Recognition, Measurement and Disclosure.

The initial balance sheet as of December 31, 2007 (transition date) was prepared considering the required exceptions and some of the elective exemptions permitted by CPC Technical Pronouncement No. 13, with only the exempted classification of financial instruments being relevant. Although CPC Technical Pronouncement No. 14 requires the financial instruments to be classified upon initial recognition, for the purpose of first-time adoption, CPC Technical Pronouncement No. 13 allows classification on the transition date, which was the option elected by the Company.

Pursuant to the requirements for the first-time adoption of the new accounting practices, the Company presents below, for fiscal year 2008, a brief description and the amounts impacting shareholders’ equity and net income, from the Company and consolidated, as these relate to the changes introduced by Law No. 11638/08 and by Provisional  Executive No. 449/08.

a.  Capital Lease: CPC Technical Pronouncement No. 06

Assets under lease agreements are classified either as finance leases or operating leases. Under a finance lease, a lessor transfers substantially all the risks and rewards incident to ownership to the lessee. All other leases are classified as operating leases.

In the capacity of lessor, the Company executed lease agreements for IT equipment (Posto Informático) that meet the criteria of finance leases. On the date the equipment is installed, revenue is recognized for the

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of Reais, unless otherwise indicated)

present value of lease payments and matched with accounts receivable. Investments made in the acquisition of equipment are recorded as “Inventories” and recognized as lease costs upon installation. The difference between gross and net investment value is recognized as unrealized financial income and the related financial income are posted to each period over the lease term reflecting a periodic interest rate on the outstanding liability balance. This transaction is accounted for as a multiple element arrangement whereby revenues are allocated to the lease and non-lease deliverables included in the bundled arrangement based upon the estimated relative fair values of each element. The revenues from access to Internet and connection of private networks are recognized on a monthly basis as communication services over the term of lease contract, and the revenue from sale-types lease of IT equipment is recognized when the equipment is installed at the customer premises and risks and benefits of ownership have been transferred.

b.  Financial Instruments: CPC Technical Pronouncement No. 14 and CVM Instruction No. 475

Financial assets and liabilities should be initially classified and measured based on the following categories:

Financial assets	Valuation method
Financial assets at fair value through profit or loss	Fair value
Investments held to maturity	Amortized cost
Loans and receivables	Amortized cost
Available for sale	Fair value

Financial liabilities
Financial liabilities at fair value through profit or loss	Fair value
Financial liabilities not at fair value	Amortized cost

Financial assets and liabilities recognized on the balance sheet for December 31, 2008 are shown by category in Note 34.

Financial assets and liabilities should be initially measured at fair value. The fair value of financial assets and liabilities is determined based on (i) the price quoted in an active market or, if an active market does not exist, (ii) valuation techniques that allow estimating fair value on the transaction date, considering arm’s -length transactions between knowledgeable and willing parties.

Financial assets and liabilities are subsequently measured at fair value or amortized cost. Amortized cost corresponds to (i) the initial carrying amount of financial assets or liabilities (ii) less amortizations of principal and (iii) more or less interest accrued under the effective interest method.

The effects of subsequent measurement of financial assets and liabilities are directly posted to the net income for the year as financial income or expenses, except for financial assets available for sale, whose subsequent measurement is reflected under shareholders’ equity as adjustments for equity valuation (Note 11).

Derivative financial instruments are classified as financial assets or liabilities at fair value through profit and loss, except where they meet the criteria for hedge instruments.

Derivatives aimed at protecting specific market risks (foreign currency and interest rate risks) and considered to be effective are classified as fair value hedges. In this category, both the derivative and the hedged item are adjusted to fair value at each balance sheet date.

c.  Present Value Adjustment: CPC Technical Pronouncement No. 12

Some long-term assets and liabilities must be initially measured at the discounted present value. The Company adopted this concept for ICMS assets generated by the acquisition of fixed assets, to be realized over 48 months.

d.  Cumulative Translation Adjustments: CPC Technical Pronouncement No. 02

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of Reais, unless otherwise indicated)

Foreign exchange gains and losses arising from the translation into reais of foreign investments accounted for under the equity  method of accounting using a different functional currency must be recorded under the parent company’s shareholders’ equity as Cumulative Translation Adjustments. The Company has investments in Aliança Atlântica (jointly-owned subsidiary) headquartered in the Netherlands.

The effects of the first-time adoption of Law No. 11638/07 and Provisional Executive Act No. 449/08 on net income and shareholders’ equity for 2008 are shown below:

	Net income	Company/Consolidated
Effects of first-time adoption	Consolidated	Shareholders’ equity

Balances before adoption of Law No. 11638/07	2,463,610	9,966,181

Lease (lessor and lessee) (Note 3.a)	(33,981)	11,233
Adjustments for equity valuation (Note 3.b)	-	115,504
Financial instruments (Note 3.b)	(11,236)	19,092
Discount to present value of long-term assets (Note 3.c)	(2,946)	(31,997)
Cumulative translation adjustments (Note 3.d)	-	1,306
Additions to property, plant and equipment	304	(289)
Equity method	-	-
Other	-	(10)
Deferred taxes	4,220	(35,328)

Effects of Law No. 11638/07	(43,639)	79,511

Balances per 12/31/2008 financial statements	2,419,971	10,045,692

Additionally, due to the elimination of the non-operating income/expenses account by Provisional Executive No. 449/08, the Company reclassified R$8,376 and R$131,596 reported in the financial statements for the years ended December 31, 2008 and 2007, respectively, to other operating income/expenses accounts and net proceeds from the sale of fixed assets and investment, and disclosed the matter in a footnote.

The  approval of the financial statements conclusion occurred in an Executive Committee Meeting on February 12, 2009.

Assets and liabilities are classified as “current” when their realization or liquidation will probably occur in the next twelve months. Otherwise, they will be classified as non-current assets and liabilities.

Accounting estimates are considered for the financial statements preparation process. Such estimates are based on objective and subjective factors according to management’s judgment for the appropriate amounts to be recorded in the financial statements.

Transactions which involve estimates mentioned above may result in different amounts when realized in subsequent periods due to inaccurate results regarding the estimation process. The Company revises its estimates and assumptions periodically.

The consolidated financial statements include the accounts and transactions of the following directly and indirectly wholly-owned subsidiaries and jointly -controlled affiliates which are proportionally consolidated:

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of Reais, unless otherwise indicated)

Subsidiaries	2008	2007

A.Telecom S.A.	100%	100%
Telefonica Data S.A.	100%	100%
Aliança Atlântica Holding B.V.	50%	50%
Companhia AIX de Participações	50%	50%
Companhia ACT de Participações	50%	50%
Telefônica Televisão Participações S.A.	-	100%
Telefônica Sistemas de Televisão S.A.	100%	100%

Due to the acquisition of Telefônica Televisão Participações (note 2.a), the Company’s consolidate results for the  year ended  December 31, 2007 include the consolidated results of TTP from October to December 2007.

In consolidation, all assets, liabilities, revenues and expenses resulting from intercompany transactions and equity holdings among the consolidated companies have been eliminated .

For the financial statements as of December 31, 2007, certain accounts were reclassified to allow adequacy and consistency thereof with the current period. However, the amounts of these reclassifications are immaterial in relation to the financial statements.

4.	Summary of Principal Accounting Practices

a.
Cash and cash equivalents: include cash, positive current account balances, and investments redeemable 90 days from the original maturities basically comprising CDBs (Bank Deposit Certificates) indexed to CDI (Interbank Deposit Certificate) with quick liquidity and unlikely change in market value.

b.
Trade accounts receivable, net: are stated at the rendered service value according to the contracted conditions adjusted by the estimated amount of eventual losses. This caption also includes accounts receivable from services rendered but not billed at the balance sheet date. Allowance for doubtful account is recorded in order to cover eventual losses and mainly considers the average default rate. This item, in the consolidated financial statements, includes finance lease  receivables (lessor) as mentioned in Note 3.a.

c.
Foreign currency transactions: transactions in foreign currencies are recorded at the prevailing exchange rate at the date of the transaction. Foreign currency denominated assets and liabilities are  remeasured using the exchange rate at the balance sheet date. Exchange differences resulting from foreign currency transactions were recognized in financial income and financial expenses.

d.
Inventories: are stated at average acquisition cost, net of allowance for reduction to realizable value. This corresponds to items for use, maintenance or resale, and the latter includes equipment for finance lease operations (Note 3.a)

e.
Investments: wholly and jointly-owned subsidiaries are accounted for under the equity method. Other corporate investments are considered to be available-for-sale financial assets valued at market value based on the latest stock exchange rate for the year (Note 3.b). On the consolidated financial statements, all the investments accounted for an equity method are consolidated. The subsidiaries are consolidated as of December 31, of each period.

f.
Property, plant and equipment: this item is measured at acquisition and/or construction cost, less accumulated depreciation and any impairment losses, if applicable. Asset costs are capitalized until the asset becomes operational.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of Reais, unless otherwise indicated)

Costs incurred after the asset becomes operational are immediately expensed, under the accrual method of accounting. Expenses that represent asset improvement (expanded installed capacity or useful life) are capitalized.

Depreciation is calculated under the straight-line method based on the estimated useful lives of the assets and as determined by the Public Telecommunications Service regulations. The main depreciation rates are shown in Note 12.

g.	Intangible assets: these are stated at acquisition and/or construction cost, less accumulated depreciation and any impairment losses, if applicable.

Intangible assets with finite lives are amortized on the straight-line basis over their estimated useful life. Intangible assets with indefinite useful lives are not amortized but tested for impairment annually or when there is an indication that their carrying amount may not be recovered.

Goodwill arising from the acquisition of investments and recorded based on future profits will be treated as intangible assets with indefinite useful lives. Until December 31, 2008, amortization of goodwill was based on results estimated for 10-year periods; goodwill will no longer be amortized starting January 1, 2009, being thus subjected to annual impairment testing (Note h).

h.
Asset recoverability test: Management conducts annual reviews of the net book value of its assets in order to evaluate events or changes in economic, operating or technological circumstances that may indicate asset impairment or loss in its carrying amount. In  cases where the net book value exceeds the realizable value and an impairment provision is recognized to adjust the asset’s net book value to its realizable value.

i.
Income tax and social contribution: corporate income tax and social contribution are accounted for on the accrual basis and are presented net of prepaid taxes, paid during the year. Deferred tax assets and liabilities attributable to temporary differences and tax loss carry-forwards are recognized as deferred tax assets and liabilities, if applicable, on the assumption of future realization within the parameters established by CVM Deliberation 273/1998 and CVM Instruction No. 371/2002.

j.
Reserves: recognized for those cases in which an unfavorable outcome is considered probable at the balance sheet date. This reserve is presented net of the corresponding escrow deposits and classified as labor, civil or tax contingency (Note 20).

k.
Revenue recognition: revenues related to Telecommunications services rendered are recorded on the accrual basis. Revenue unbilled from the date of the last billing until the date of the balance sheet is recognized in the month the service is rendered.

Revenue from the sales of cards for public phones is deferred and recognized based the estimate use in income as the cards are utilized based on consumption estimates.

Income from equipment under lease agreements classified as finance leases is recognized upon equipment installation, when the risk is actually transferred. Income is recognized for the present value of lease payments (Note 3.a).

l.
Concession agreement’s renewal fee: it is a fee which will be paid every two years, during the 20-year period that the concession agreement is in force, equivalent to 2% of its prior-year SFTC revenue, according to the contract. Expenses are proportionally recognized during the corresponding 24 months (Note 21).

m.
Financial income (expense), net: represents interest, monetary and exchange variations arising from financial investments, debentures, loans and financing obtained and granted, as well as the results of derivative operations (hedges).

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of Reais, unless otherwise indicated)

Declared interest on shareholders’ equity is included in these accounts; however for disclosure purposes, the amount declared in the year was reversed to retained earnings in equity.

n.
Pension and other post-retirement benefit: the Company sponsors individual and multiemployer post-retirement and health assistance plans for its employees. Actuarial liabilities, with characteristics of defined benefit, were calculated using the projected unit credit method, as provided for by CVM Deliberation No. 371/2000. Other considerations related to such plans are described in Note 32.

o.
Financial instruments: are measured at fair value or amortized cost in the December 31, 2008 financial statements, as described in Note 3.b. For the year ended December 31, 2007, loans and financing and derivative instruments are shown at contractually agreed rates.

p.
Earnings per share: it is calculated based on Net Income for the year and the total number of shares outstanding at the balance sheet date. The difference between the Company’s and the consolidated net income for the year ended December 31, 2007, in the amount of R$209, refers to donations directly recorded as capital reserves at subsidiary A. Telecom S.A., accounted for under the equity method by the Company (Note 11).

5.     Cash and Cash Equivalents

	Consolidated
	2008	2007

Bank accounts	31,993	584,627
Short-term investments	1,709,013	348,648

Total	1,741,006	933,275

Short-term investments are basically CDB (Bank Deposits Certificate) and indexed under CDI (Certificate for Inter-bank Deposits) rate variation, which are readily liquid and maintained with reputable financial institutions.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of Reais, unless otherwise indicated)

6.     Trade Accounts Receivable, Net

	Consolidated
	2008	2007
Billed amounts	2,608,012	2,212,396
Accrued unbilled amounts	1,374,080	1,353,244
Gross accounts receivable	3,982,092	3,565,640

Allowance for doubtful accounts	(767,698)	(733,590)

Total	3,214,394	2,832,050

Current	2,248,736	2,115,867
Past-due – 1 to 30 days	530,238	500,048
Past-due – 31 to 60 days	195,213	146,483
Past-due – 61 to 90 days	113,101	70,224
Past-due – 91 to 120 days	110,720	67,199
Past-due – more than 120 days	784,084	665,819
Total	3,982,092	3,565,640

Current	3,152,831	2,832,050
Noncurrent	61,563	-

Changes in the allowance for doubtful accounts were as follows:

	2008	2007	2006
Beginning balance	733,590	560,878	574,453
Provision charged to selling expense (Note 25)	538,625	652,692	412,997
Write-offs	(504,517)	(479,980)	(426,572)
Ending balance	767,698	733,590	560,878

Subsidiary A.Telecom offers “Posto Informático”, a product that consists in the lease of IT equipment to small- and medium-sized companies for fixed installments received over the agreed term. Considering the related contractual conditions, the Company classified this product as “Finance Lease” in its December 31, 2008 financial statements (Note 3.a).

The Consolidated accounts receivable as of December 31, 2008 reflects the following effects:

2008

Present value of minimum payments receivable	139,214
Unrealized financial income	20,154
Gross investment in finance lease receivables at year-end	159,368

Allowance for doubtful accounts	(26,159)

Financial leases receivable, net	133,209

Current amount	77,651
Noncurrent amount	61,563

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of Reais, unless otherwise indicated)

Aging list of financial leases receivable:

Year	Gross investment	Present value

Falling due within one year	77,651	77,651
Falling due within five years	81,717	61,563

Total	159,368	139,214

There are neither unsecured residual values that produce benefits to the lessor nor contingent payments recognized as revenues during the year.

 7.    Deferred and Recoverable Taxes

	Consolidated
	2008	2007
Withholding taxes	77,371	47,657
Recoverable income tax and social contribution	36,754	150,991

Deferred taxes	1,027,879	996,348
Tax loss carryforwards – Income tax	3,305	5,996
Tax loss carryforwards – Social contribution tax	1,787	1,949
Reserve for contingencies	340,850	302,377
Post-retirement benefit plans	50,581	32,445
Allowance for doubtful accounts	94,691	95,783
Allowance for reduction of inventory to recoverable value	28,909	29,943
Merger tax credit (7.2)	132,515	100,504
Income tax and Social contribution on other temporary differences	375,241	427,351

ICMS (state VAT) (*)	456,192	449,759
Other	14,127	12,598

Total	1,612,323	1,657,353

Current	1,032,516	1,117,982
Noncurrent	579,807	539,371

(*) Refers to credits on the acquisition of property, plant and equipment items, available for offset against VAT obligations in 48 months.

7.1. Deferred income and social contribution taxes

The Company recognized deferred income and social contribution tax assets considering the existence of taxable income in the last five fiscal years and the expected generation of future taxable profit discounted to present value based on a technical feasibility study, approved by the Board of Directors on December 19, 2008, as provided for in CVM Instruction No. 371/2002.

Company estimates the realization of the deferred taxes as of December 31, 2008 as follows:

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of Reais, unless otherwise indicated)

Year	Consolidated

2009	502,119
2010	215,097
2011	135,675
2012	101,904
Thereafter	73,084

Total	1,027,879

The recoverable amounts above are based on projections subject to changes in the future.

Tax losses and temporary differences in the respective amounts of R$62,512 and R$35,379 were not recognized by the subsidiaries at December 31, 2008 in view of the unlikely generation of future taxable profits.

7.2. Merger Tax Credits

In October 2008, the merger of DABR into the Company through a corporate reorganization process mentioned in Note 2.b resulted in the recognition of merged tax credits arising from goodwill recorded by DABR in connection with the investment made in Telesp in 2006.

Additionally, the Company has tax credits arising from corporate reorganization processes following corporate investments acquired in prior years, as shown in the table below.

The Company’s accounting records for corporate and fiscal purposes include specific (merged) goodwill and reserve accounts, and the related amortization, reversal of provision and tax credit realization are as follows:

	2008		2007
Consolidated	DABR	Spanish/ Figueira	Spanish/ Figueira

Balance sheet

Goodwill, net of accumulated amortization	176,236	213,514	295,600
Provision for safeguarding shareholders’ rights, net of reversals	(116,316)	(140,919)	(195,096)
Net amount – tax credit	59,920	72,595	100,504

Statement of income

Goodwill amortization for the year	(9,276)	(82,086)	(82,086)
Reversal of provision for safeguarding shareholders’ rights for the year	6,122	54,177	54,177
Tax credit for the year	3,154	27,909	27,909
Effect on net income for the year	-	-	-

For calculation of the tax credits resulting from acquisition, income and social contribution tax rates are 25% and 9%, respectively.

As shown above, goodwill amortization, net of provision reversal and of the corresponding tax credit, had no impact on P&L.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of Reais, unless otherwise indicated)

For presentation purposes, the net amount of R$132,515 (R$92,863 under noncurrent assets and R$39,652 under current assets), basically representing merger tax credit, was classified in the balance sheet as deferred and recoverable taxes. Goodwill amortization and provision reversal are recognized in the accounting records as operating income and expenses, and the related tax credit is recognized as provision for income and social contribution taxes.

The tax benefit generated by the amortization of DABR goodwill will be reversed to the Company’s controlling shareholder, SP Telecomunicações Holding Ltda., through a capital increase with the issuance of the Company’s shares. Other shareholders will be entitled to preemptive rights in the subscription of capital increases that may occur.

 8.     Inventories

	Consolidated
	2008	2007
Consumption materials	129,600	115,217
Resale items (*)	106,734	87,786
Public telephone cards	13,461	13,447
Scraps	161	222
Allowance for reduction to net recoverable value and obsolescence	(85,546)	(91,668)
Total current	164,410	125,004
(*) Includes the inventory of IT equipment (note 4.d)

The allowance for reduction to recoverable value and obsolescence takes into account timely analyses carried out by the Company.

Changes in the allowance for reduction to market value  and obsolescence of inventories were as follows:

	Consolidated
	2008	2007	2006
Beginning balance	91,668	99,927	113,971
Provision charged to other operating income (expenses), net (Note 28)	3,743	5,700	4,569
Write-offs	(9,865)	(13,959)	(18,613)
Ending balance	85,546	91,668	99,927

 9.      Other Assets

	Consolidated
	2008	2007
Advances to employees	8,207	7,313
Advances to suppliers	33,567	20,852
Prepaid expenses	66,699	81,710
Receivables from Barramar S.A. (a)	62,526	60,116
Related party receivables (Note 31) (b)	153,285	100,731
Amounts linked to National Treasury securities	11,289	10,495
Other assets	94,059	64,946

Total	429,632	346,163

Current	273,320	193,951
Noncurrent	156,312	152,212

(a)   Refers to receivables from Barramar S.A. recorded by the Company net of allowance for losses.

(b)   Includes to current and noncurrent amounts.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of Reais, unless otherwise indicated)

10.     Escrow Deposits

	Consolidated
	2008	2007

Civil litigation	246,500	161,287
Tax litigation	254,571	246,863
Labor claims	165,306	76,068
Freeze of assets by court order	44,923	50,696

Total noncurrent	711,300	534,914

The amounts presented above refer to escrow deposits for those cases in which an unfavorable outcome is considered possible or remote.

Those deposits related to provisions are presented in Note 20.

11.     Investments

	Consolidated
	2008	2007

Investments in associates	36,313	28,051
GTR Participações e Empreendimentos S.A.	1,476	2,047
Lemontree Participações S.A.	9,608	6,130
Comercial Cabo TV São Paulo S.A.	21,215	13,345
TVA Sul Paraná S.A.	4,014	6,529

Other Investments (*)	265,517	149,506
Portugal Telecom	210,431	126,509
Portugal Multimédia	19,531	8,759
Other investments	35,555	14,238

Total	301,830	177,557
(*) In 2008, other investments are measured at market value, as mentioned in Note 4.e, and in 2007 these are stated at cost.

The main accounting information of subsidiaries and jointly-controlled subsidiaries at December 31, 2008 and 2007 was as follows:

	2008				2007
	Paid-in capital	Capital reserves	Retained earnings (accumulated losses)	Net equity	Paid-in capital	Capital reserves	Retained earnings (accumulated losses)	Net equity

Aliança Atlântica	130,095	(17,259)	15,450	128,286	104,343	-	10,125	114,468
A. Telecom	589,969	1,197	19,603	610,769	414,969	209	16,838	432,016
Companhia AIX	460,929	-	(343,138)	117,791	460,929	-	(348,815)	112,114
Companhia ACT	1	-	31	32	1	-	45	46
Telefônica Data	460,025	1,139	(254,719)	206,445	210,025	1,137	(198,211)	12,951
TTP	-	-	-	-	82,544	-	(5,489)	77,055
TST	255,847	-	(86,602)	169,245	-	-	-	-

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of Reais, unless otherwise indicated)

Shares – thousand	2008			2007
Quantity of shares	Subscribed and paid-in shares	Company shares	% ownership interest	Subscribed and paid-in shares	Company shares	% ownership interest

Aliança Atlântica	88	44	50%	88	44	50%
A. Telecom	947,258	947,258	100%	673,820	673,820	100%
Companhia AIX	298,562	149,281	50%	298,562	149,281	50%
Companhia ACT	1	0,5	50%	1	0,5	50%
Telefonica Data	473,372	473,372	100%	215,640	215,640	100%
TTP	-	-	-	84,544	84,544	100%
TST	107,923	107,923	100%	-	-	-

Investments in affiliates accounted for under the equity method derive from TTP, which was merged by the Company, as mentioned in Note 2.b. Significant information on these affiliate companies, are as follows:

		Quantity of shares (thousand)
		Total shares			Company shares			% ownership interest
Affiliates	Net equity	Ordinary	Preferred	Total	Ordinary	Preffered	Total	Total	Voting shares

GTR Participações e Empreendimentos S.A	2,214	878	1,757	2,635	-	1,757	1,757	66.7%	0.0%
Lemontree Participações S.A.	14,412	124,839	249,682	374,521	-	249,682	249,682	66.7%	0.0%
Comercial Cabo TV São Paulo S.A.	35,387	12,282	12,282	24,564	2,444	12,282	14,726	59.9%	19.9%
TVA Sul Paraná S.A.	5,388	13,656	13,656	27,312	6,691	13,656	20,347	74.5%	49.0%

The Company  equity method in subsidiaries is as follows:

	Consolidated
	2008	2007

Aliança Atlântica (a)	-	(4,161)
GTR Participações e Empreendimentos S.A	(571)	78
Lemontree Participações S.A.	3,479	495
Comercial Cabo TV São Paulo S.A.	7,869	1,152
TVA Sul Paraná S.A.	(2,515)	291

	8,262	(2,145)

(a) The net income posted by Aliança Atlântica in 2007 refers to equity method on foreign exchange fluctuation of net equity for that year. In 2008 the foreign exchange fluctuation is recorded as Cumulative Translation Adjustment under Net Equity (Note 3.d).

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of Reais, unless otherwise indicated)

12.    Property, Plant and Equipment, Net

a. Composition:

	Consolidated
		2008			2007
	Annual depreciation rate%	Cost	Accumulated depreciation	Net book value	Cost	Accumulated depreciation	Net book value

Property, plant and equipment		42,876,998	(33,604,274)	9,272,724	41,417,128	(31,516,613)	9,900,515
Switching and transmission equipment	12.50	17,529,850	(15,268,465)	2,261,385	16,968,629	(14,402,569)	2,566,060
Transmission equipment, overhead, underground and building cables, teleprinters, PABX, energy equipment and furniture	10.00	12,690,391	(10,121,251)	2,569,140	12,340,271	(9,598,798)	2,741,473
Transmission equipment - modems	66.67	1,381,539	(973,066)	408,473	1,264,062	(844,834)	419,228
Underground and undersea cables, poles and towers	5.00 to 6.67	634,323	(411,669)	222,654	630,139	(380,619)	249,520
Subscriber, public and booth equipment	12.50	2,245,185	(1,780,556)	464,629	2,166,427	(1,601,088)	565,339
IT equipment	20.00	651,826	(547,170)	104,656	677,165	(526,313)	150,852
Buildings and underground cables	4.00	6,596,896	(4,015,696)	2,581,200	6,535,806	(3,801,899)	2,733,907
TV equipment	8.00 to 33.33	712,437	(354,922)	357,515	412,402	(242,198)	170,204
Vehicles	20.00	53,568	(38,572)	14,996	60,801	(40,209)	20,592
Land	-	228,117	-	228,117	228,455	-	228,455
Other	4.00 to 20.00	152,866	(92,907)	59,959	132,971	(78,086)	54,885

Provision for losses	-	(11,807)	-	(11,807)	(5,706)	-	(5,706)

Property, plant and equipment in progress	-	608,016	-	608,016	365,317	-	365,317

Total		43,473,207	(33,604,274)	9,868,933	41,776,739	(31,516,613)	10,260,126
Average annual depreciation rates - %		10.64			10.23
Assets fully depreciated		21,204,279			18,413,172

b. Rentals

The Company rents equipment, buildings and facilities through agreements that expire at different dates. The monthly rental payments are of an equal amount for the period of the contract, annually restated. Total annual rent expense under these agreements was as follows:

	2008	2007	2006
Rent expense	453,332	357,635	259,017

Rental commitments related primarily to facilities where the future minimum rental payments under leases with remaining noncancellable terms in excess of one year are:

Year ended December 31,
2009	24,720
2010	10,558
2011	800

Total minimum payments	36,078

c. Guarantees

The Company has property items pledged as guarantees in connection with certain legal proceedings as of December 31, 2008. The aggregate amount of claims involved is R$133,562 (R$128,654 in 2007).

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of Reais, unless otherwise indicated)

13.    Intangible Assets, Net

	Consolidated
		2008			2007
	Annual depreciation rate %	Cost	Accumulated depreciation	Net book value	Cost	Accumulated depreciation	Net book value
Software	20.00	2,520,983	(1,732,047)	788,936	2,280,556	(1,443,857)	836,699
Customer Portfolio (a)	10.00	72,561	(43,537)	29,024	72,561	(36,281)	36,280
Other	10.00 to 20.00	195,443	(154,605)	40,838	169,475	(123,975)	45,500
Ajato Telecomunicações Ltda.		149	-	149	-	-	-
TS Tecnologia da Informação Ltda.		945	-	945	945	-	945
Spanish and Figueira goodwill (merged from TDBH) (b)		301,276	(161,319)	139,957	301,276	(107,143)	194,133
Santo Genovese Participações Ltda. (c)		119,820	(47,928)	71,892	119,820	(35,945)	83,875
Telefonica Televisão Participações S.A. (d)		848,308	(67,615)	780,693	860,203	(7,315)	852,888

Total		4,059,485	(2,207,051)	1,852,434	3,804,836	(1,754,516)	2,050,320
Average annual depreciation rates %		19.97			19.81
Assets fully depreciated		1,114,804			676,059

(a) Acquisition of IP network customer portfolio from Telefônica Data in December 2002. This was stated as Deferred Charges until 2007.

(b) Goodwill on the spin-off of Figueira, which was merged into the Company following the merger of Telefônica Data Brasil Holding S.A. (TDBH) in 2006.

(c) Goodwill on the acquisition of control over Santo Genovese Participações Ltda. (controlling shareholder of Atrium Telecomunicações Ltda.), on December 24, 2004, has been amortized on the straight-line basis over 10 years, based on expected future profits.

(d) Goodwill on the acquisition of TTP (see Note 2.b) is based on expected future profits and is made up of total acquisition cost, R$913,747, less the book value of the investment at the time, R$53,544. In 2008, a price adjustment of R$11,895 brought goodwill down to R$848,308

Changes in intangible assets - Consolidated	2008

Balance in 2007	2,050,320

Software acquisitions	266,395
Goodwill acquisitions – Ajato	149
Price adjustment of TTP	(11,895)
Amortization	(452,535)

Balance in 2008	1,852,434

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of Reais, unless otherwise indicated)

14.       Deferred Charges

In accordance with MP 449/08, deferred charges cease to exist with all the items being valued and reclassified as Intangible Assets. Deferred expenses of subsidiaries AIX Participações and ACT Participações were written-off to retained earnings on the opening balance for the year ended December 31, 2008, and the 2007 comparative amounts were R$8,460.

15.       Loans and Financing

Consolidated				Balance in 2008 (*)
	Currency	Annual interest rate	Maturity	Current	Long-term	Total

Loans and financing - BNDES	URTJLP	TJLP+3.73%	Until 2015	19,283	1,689,521	1,708,804
Mediocredito	US$	1.75%	2014	7,594	27,831	35,425
Untied Loan – JBIC	JPY	Libor + 1.25%	2009	129,173	-	129,173
Resolution 2770	JPY	0.50% to 5.78%	2009	213,339	-	213,339
Resolution 2770	EUR	5.74%	2009	84,799	-	84,799

Total parent Company				454,188	1,717,352	2,171,540

Resolution 2770	JPY	1.00%	2009	48,315	-	48,315

Total Consolidated				502,503	1,717,352	2,219,855
(*) Amounts presented at fair value, when applicable, as mentioned in Note 4.o.

Consolidated				Balance in 2007
	Currency	Annual interest rate	Maturity	Current	Long-term	Total

Loans and financing - BNDES	URTJLP	TJLP+3.73%	Until 2015	9,031	800,314	809,345
Mediocredito	US$	1.75%	2014	5,576	29,302	34,878
Resolution 2770	US$	1.00% to 4.8%	2008	260,275	-	260,275
Resolution 2770	JPY	0.80% to 8.00%	2008	386,091	-	386,091
Resolution 2770	JPY	0.50% to 5.78%	2008	-	92,845	92,845
Resolution 2770	EUR	5.15%	2008	10,569	-	10,569
Untied Loan – JBIC	JPY	Libor + 1.25%	Until 2009	80,044	78,568	158,612

Total parent Company				751,586	1,001,029	1,752,615

Finame	URTJLP	TJLP+8%	2008	2,400	-	2,400
Compror	R$	CDI + 1%	2008	23,244	-	23,244
Working Capital Loan	R$	CDI + 2% to 2.5%	UNtil 2009	16,553	2,000	18,553

Total Consolidated				793,783	1,003,029	1,796,812

The loan from Japan Bank for International Cooperation - JBIC includes restrictive covenants related to the maintenance of certain financial indices, which to date have been met.

Loans and financing with Mediocrédito are guaranteed by the Federal Government.

The loan obtained from BNDES is secured by SP Telecomunicações Participações Ltda.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of Reais, unless otherwise indicated)

Consolidated long-term debt maturities

Amounts

2010	204,204
2011	344,510
2012	343,972
2013	343,420
Thereafter	481,246

Total	1,717,352

16.	Debentures

	Consolidated			Balance in 2008
	Currency	Annual interest rate	Maturity	Current	Long-term	Total

Debentures	R$	CDI rate + 0.35%	Until 2010	16,339	1,500,000	1,516,339

Total				16,339	1,500,000	1,516,339

	Consolidated			Balance in 2007
	Currency	Annual interest rate	Maturity	Current	Long-term	Total

Debentures	R$	CDI rate + 0.35%	Until 2010	12,357	1,500,000	1,512,357

Total				12,357	1,500,000	1,512,357

Debenture conditions were renegotiated on September 1, 2007, date of end of the first Remuneration period and beginning of the second Remuneration period. This period ends on the debentures maturity date; namely September 1, 2010. Debentures are entitled to interest yield, payable on a quarterly basis. At December 31, 2008 CDI was 12.32%.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of Reais, unless otherwise indicated)

17.	Taxes Payable

	Consolidated
	2008	2007
Taxes on income (a)
Income tax	-	2,587
Social contribution tax	-	694

Deferred taxes
Income tax	118,132	114,636
Social contribution tax	12,431	27,074

Indirect taxes
ICMS (state VAT)	683,447	667,961
PIS and COFINS (taxes on revenue)	102,023	76,838
Legal Liabilities (b)	26,674	23,310
Other (c)	31,131	33,761

Total	973,838	946,861

Current	926,437	908,260
Noncurrent	47,401	38,601

(a)	Income and social contribution taxes payable are presented net of payments on an estimated basis (Note 7).

(b)	Legal obligations account records tax liabilities, net of judicial deposits, which are being questioned in court.

(c)	The item “Other” includes R$139,511 of FUST payable as of December 31, 2008 (R$113,275 as of December 31, 2007), net of judicial deposits of R$126,832 (R$97,567 as of December 31, 2007).

18.	Dividends and Interest Payable to Shareholders

	Consolidated
	2008	2007

Interest on shareholders’ equity	437,720	274,976
Telefónica Internacional S.A.	234,441	118,912
SP Telecomunicações Holding Ltda.	77,036	36,371
Telefônica Data do Brasil Ltda.	-	2,702
Minority shareholders	126,243	116,991

Dividends - Minority shareholders	320,841	371,083
Dividends subject to shareholders’ approval (note22.e)	395,109	350,938

Total	1,153,670	996,997

Most of the interest on shareholders’ equity and total dividends payable to minority shareholders refer to available amounts declared, but not yet claimed.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of Reais, unless otherwise indicated)

19.	Payroll and Related Charges

	Consolidated
	2008	2007

Salaries and fees	19,723	22,929
Payroll charges	79,641	89,127
Accrued benefits	5,087	7,704
Employee profit sharing	68,835	70,590
Organizational Restructuring Program (a)	1,386	74,491

Total	174,672	264,841

(a)  Refers to incentive plans ("Plano de Desligamento Incentivado") on outsourcing of activities, which changes were as follows:

	2008	2007	2006
Beginning balance	74,491	-	-
Accruals (i)	37,466	153,938	76,403
Payments	(110,571)	(79,447)	(76,403)
Ending balance	1,386	74,491	-

(i) See Notes 24, 25  and 26 at "Organizational Restructuring Program" caption.

20.	Reserves, Net

The Company, as an entity and also as the successor to the merged companies, and its subsidiaries are involved in labor, tax and civil lawsuits filed with different courts. The Company’s management, based on the opinion of its legal counsel, recognized reserves for those cases in which an unfavorable outcome is considered probable. The table below shows the breakdown of reserves by nature and activities during 2008:

Consolidated	Nature			Total
	Labor	Tax	Civil

Balances as of 12/31/2007	456,188	232,152	123,894	812,234

Additions	39,800	7,738	151,075	198,613
Transfers	-	(50,313)	50,313	-
Write-offs	(84,353)	(25,571)	(89,701)	(199,625)
Monetary restatement	85,497	3,950	19,852	109,299
Balances as of 12/31/2008	497,132	167,956	255,433	920,521

Escrow deposits	(133,554)	(59,431)	(28,270)	(221,255)

Net balances as of 12/31/2008	363,578	108,525	227,163	699,266

Current	50,577	-	77,911	128,488
Noncurrent	313,001	108,525	149,252	570,778

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of Reais, unless otherwise indicated)

20.1.	Labor contingencies and reserves

	Amount involved
Risk - Consolidated	2008	2007

Probable	497,132	456,188
Possible	66,608	-

Total	563,740	456,188

These contingencies involve several lawsuits, mainly related to wage differences, wage equivalence, overtime, employment relationship with employees of outsourced companies and job hazard premium, among others.

The Company made escrow deposits in the amount of R$133,554 for the reserves mentioned above.

20.2.   Tax contingencies and reserves

	Amount involved
Risk - Consolidated	2008	2007

Probable	167,956	232,152
Possible	2,864,127	2,706,417

Total	3,032,083	2,938,569

The principal tax contingencies , are as follows:

•	Claims by the National Institute of Social Security (INSS) referring to:

a) Several legal proceedings for the collection of Seguro de Acidente de Trabalho (Workers Accident Insurance Compensation, or SAT) and joint liability for social security contributions alleged not to have been paid by its subcontractors of approximately R$330,850. In view of a decision handed down by the Federal Supreme Court recognizing the statute barring period of five years, the Company’s management decided to reverse in 2008 the provision recognized for the amounts covered by the barring period. A provision of R$ 98,285 for part of the total amount was maintained.

b) Discussion relating to certain amounts paid under the Company’s collective labor agreements, as a result of inflationary adjustments arising out of Planos Bresser and Verão , in the amount of approximately R$145,751 In view of a decision handed down by the Federal Supreme Court recognizing the statute barring period of five years, the Company’s management decided to reverse the provision recognized for the amounts covered by the barring period. A provision of R$ 2,915 for part of the total amount was maintained.

c) Notification demanding social security contributions, SAT and amounts for third parties (National Institute for Agrarian Reform and Colonization (INCRA) and Brazilian Mini and Small Business Support Agency (SEBRAE)) for the payment of various salary amounts for the period from January 1999 to December 2000, in the amount of approximately of R$62,137. These lawsuits are in the 1st lower court and at the last administrative level, respectively. No provision was made for the balance, for which the likelihood of loss is deemed possible.

d) Notification demanding social security contributions for joint liability in 1993, in the amount of approximately R$202,836, considered as a possible risk until December 2008, when the Company obtained a favorable decision on this suit, which was then closed.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of Reais, unless otherwise indicated)

e) Legal proceedings imposed fines amounting to R$161,982 for distribution of dividends when the Company was allegedly in debt to INSS. No provision was made for the balance, for which the likelihood of loss is deemed possible. This matter is at the 2nd administrative level.

•	Claims by the Finance Secretary of the State of São Paulo referring to:

f) Assessments on 2001, related to ICMS (State VAT) allegedly due on international long-distance calls for the period from November, 1996 to December, 1999 amounting to R$452,139. One suit is at the last administrative stage and two suits are the first judicial stage. Considering the risk of a possible loss, no provisions were recognized.

g) Infraction notice related to the use of credits in the period from January to April 2002, in the amount of R$34,001, for which the risk is considered possible. The claim is at the 2nd administrative level. Considering the risk level, no provision was made.

h) Infraction notice related to the nonreversal of ICMS credits in proportion to sales and exempt and nontaxed services in the period from January 1999 to June 2000 and from July 2000 to December 2003, in addition to an ICMS credit unduly used in March 1999. The total amount involved is R$127,900. The risk is considered possible by legal counsel. The claims are at the 2nd and first administrative level, respectively. Considering the risk level, no provision was made.

i) Infraction notice issued by the São Paulo State Tax Department related to nonpayment of ICMS, from January 2001 to December 2005, on amounts received for equipment lease (modem), totaling R$158,587. The suit is at the second administrative level. Considering the risk of a possible loss, no provisions were recognized.

j) Infraction notices related to nonpayment of ICMS in the period from August 2004 to December 2005, for noninclusion of revenues from rendering of several supplemental services and value added, in the amount of R$286,673,  upon determination of the tax basis. Related risk is assessed as possible by legal counsel. The claim is at the 2nd administrative level. Considering the risk level, no provision was made.

k) Infraction notice drawn up by the São Paulo State Finance Office on June 14, 2007, referring to co-billing operations from May to December 2004, due to: (i) non -presentation of the totality of the files provided for in Administrative Ruling CAT No. 49/03; (ii) untimely compliance with notices referring to filing of electronic files; (iii) lack of or irregular recording on the Shipment records; and (iv) unpaid of tax concerning to a portion of the communication services rendered. The amount involved in is R$8,324, already considering payment of the notice item one in the terms of Law No. 6374/89 and of Decree No. 51960/07 (PPI), related to nonpayment of taxes.   Part  of the infractions results   from the notfiled information by other operating companies. The likelihood of loss is assessed as possible. The claim is at the 1st level. Considering the risk involved, the Company did not record a provision.

•	Litigation at the Federal and Municipal Levels:

l) FINSOCIAL, currently COFINS, was a tax on gross operating revenues, originally established at a rate of 0.5% and gradually and subsequently raised to 2.0%. Such rate increases were judicially challenged with success by several companies, which led to the creation of taxable credits, caused by higher payments, which were offset by CTBC (company merged into the Company in November 1999) against current payments of related taxes, the COFINS. Claiming that those offsets made by CTBC were improper, the Federal Government made an assessment in the amount of R$19,837. In October 2008, the Company obtained a final favorable decision on one of the suits, totaling R$14,799. The other suits, in the amount of R$5,038, are still on trial and await a decision by the second and last administrative stage. A provision of R$ 5,038 for the total amount was maintained.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of Reais, unless otherwise indicated)

m) The City of São Paulo assessed the Company, alleging differences in the payment of the municipal tax on services (ISS), by the imputation of fines of 20% for amounts not paid by the Company, in the amount of R$29,567. The claim is at the 2nd court level. The risk is considered possible. Considering the risk level, no provision was made.

n) On December 15, 2005, ANATEL edited Abridgment nº 01 (subsequently changed to Abridgment nº 07), where it confirmed its opinion not to exclude interconnection expenses from FUST basis, modifying its previous position. The Abridgment has retroactive application, since January, 2001. Thus, through ABRAFIX – Brazilian Fixed Telecommunication Companies Association, on January 9, 2006, the Company petitioned a Security Mandate in order to assure the possibility of excluding interconnection expenses from FUST basis and/or not to be subject to the retrospective payment of differences identified as a result of adopting the noncumulative system by operation of Anatel Abridgement No. 7/2005.  The total amount involved is R$332,344. Out of this amount, R$184,050 refers to differences  identified as  a result  of adopting the noncumulative system during  the retrospective period (2001 to 2005) and R$148,294 refers to differences identified for the period 2006 to date, which is being deposited with the court on a monthly basis.  A provision has been recognized equivalent to only for the court deposits. The suit is at the second judicial stage.

o) Litigation Relating to FINSOCIAL, COFINS and PASEP - Ceterp, which was merged into the Company on November 30, 2000, is contesting the applicability of certain taxes on telecommunications services based on constitutional grounds. The allegation is that no other tax (except for the ICMS and import and export taxes) can be applied to telecommunications services, including the IRPJ (Imposto de Renda da Pessoa Jurídica, or the corporate income tax), CSL, PASEP and COFINS. The total amount of the claim equals R$ 83.7 million. Considering that there was a risk, as classified by internal and external counsel, of this being a probable loss, management made a provision for the total amount. In October 2008, an unfavorable final decision was issued, whereby the tax immunity claimed by Ceterp (and which would avoid taxation by the PIS, COFINS and income taxes) was not recognized. Currently, the Company awaits a decision determining whether the deposits made by the Company (which were made in an escrow account with a relevant court in the amount of the disputed taxes) will be reverted in favor of the federal government. This is an isolated case that is not expected to have a major impact upon the Company because (i) the amounts under dispute are deposited in escrow with the court, and (ii) Telesp, into which Ceterp was merged, pays all taxes levied on its transactions, including PIS, COFINS and income taxes.

There are other contingencies that have also been accrued, for which the involved amount is R$61,718; which the risk is considered probable by management.

20.3	Civil contingencies and reserves

	Amount involved
Risk - Consolidated	2008	2007

Probable	255,433	123,894
Possible	452,616	904,286

Total	708,049	1,028,180

The principal civil contingencies , are as follows:

-
Community Telephone Plan - PCT. These contingencies are related to civil contingencies in that the Company is involved in public class action lawsuits related to the Community Telephone Plan (PCT), claiming the possible right for indemnity for purchasers of the expansion plans who did not receive shares for their financial investment, in the municipalities of Diadema, São Caetano do Sul, São Bernardo do Campo and Ribeirão Pires involving a total amount of approximately R$343,974. Since June, 2008 the

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of Reais, unless otherwise indicated)

risks involved are considered remote by the lawyers responsible for this case. The claim is in the 2nd court.

-
There is a collective claim by ASTEL – Sistel Participants Association in São Paulo State, against the Company. Suit brought by members of the Sistel Association in the State of São Paulo questioning the changes in the health care plan for the Company’s retirees (PAMA).  The suit is at the initial stage and there has been no judgment of dismissal. The Company’s management, based on its legal counsel opinion, considers this proceeding as possible risk, with an estimated amount of R$322,325. According to the risk, no provision was recorded.

-
Enforcement proceedings brought by WCR against Telesp. On June 9, 2000, WCR do Brasil Serviços Ltda. proposed enforcement proceedings following ordinary procedural steps against the Company, claiming the collection of the alleged difference between the amounts calculated by Telesp regarding the use of the “0900 Service” and the amounts transferred to that company. The duly updated proceeding amount is R$76,234. On October 1, 2004 the decision handed down by the 13th Civil Court of the central jurisdiction of São Paulo was published, by which the proceeding was deemed valid. On December 14, 2004, an appeal against the decision was filed, which was distributed to the 26th Panel of Judges of São Paulo. On May 26, 2006, the appeal against the decision was judged partially valid, and the content was maintained. The process is in a higher court. Since the risk level was considered as probable, provision was made.

-
Suits for additional shares. These refer to suits involving the Company and addressing the right to receive additional shares calculated pursuant to the regulation issued by the Telecommunications Ministry with regard to network expansion plans after 1996. These suits are at various stages: first stage, Supreme Court and Federal Superior Court of Appeals. Considering the risk of a probable loss, a provision of R$18,039 was made.

-
As of December 31, 2008, the Company has a provision of R$64,835 for fines relating to several Administrative Proceedings filed by ANATEL against Telesp, considered by the legal advisors as a probable risk of loss.

-
Contingencies, especially assessed as possible risks, involve matters relating to several legal suits, mainly: unacknowledged title to telephone lines, indemnity for material and personal damages, among others, for approximately R$130,291.

21.      Other Liabilities

	Consolidated
	2008	2007

Consignments on behalf of third parties	198,050	162,041
Amounts charged to users	70,884	70,615
Whitholdings	126,092	89,723
Other	1,074	1,703

Liabilities to related parties (Note 31)	81,072	44,920
Advances from customers	69,906	71,675
Amounts to be refunded to subscribers	48,593	49,817
Concession renewal fee (Note 1.c)	102,863	-
Accounts payable – sale of share fractions (a)	113,377	114,315
Accounts payable for the acquisition of Telefônica Televisão Participações S.A. (b)	-	23,790
Negative goodwill AIX	-	8,735
Other	94,000	86,110

Total	707,861	561,403

Consolidated
2008	2007

Current	614,867	479,557
Noncurrent	92,994	81,846

(a)	Amounts resulting from the auction of share fractions after the reverse spin-off process in 2005, and TDBH acquisition process in 2006.

(b)
The amount to be paid on December 31, 2007 to the Grupo Abril for the TTP acquisition correspond to R$293,790, of which R$270,000 were retained in financial application in the name of the Company. The presentation is by net value.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of Reais, unless otherwise indicated)

22.	Shareholders’ Equity

a.	Capital

Paid in capital is of R$6,575,480 at December 31, 2008 (R$6,575,198 as of December 31, 2007). Subscribed and paid in capital is represented by shares without par value, as follows:

	2008	2007

Total Capital in shares
Common shares	168,819,870	168,819,870
Preferred shares	337,417,402	337,417,402
Total	506,237,272	506,237,272

Treasury shares
Common shares	(210,578)	(210,578)
Preferred shares	(185,213)	(185,213)
Total	(395,791)	(395,791)

Outstanding shares
Common shares	168,609,292	168,609,292
Preferred shares	337,232,189	337,232,189
Total	505,841,481	505,841,481

Book value per outstanding share in R$	19.86	19.58

The Company is authorized to increase its capital up to the limit of 700,000,000 (seven hundred million) shares, common or preferred. The capital increase and consequent issue of new shares are to be approved by the Board of Directors, with observance of the authorized capital limit.

Capital increases do not necessarily have to observe the proportion between the numbers of shares of each type. However, the number of preferred shares, nonvoting or with restricted voting, must not exceed 2/3 of the total shares issued.

Preferred shares are nonvoting, but have priority in the reimbursement of capital and are entitled to dividends 10% higher than those paid on common shares, as per article 7 of the Company’s bylaws and clause II, paragraph 1, article 17, of Law No. 6,404/76.

b.	Capital reserves

Share premium

This reserve represents the amount exceeding book value of the shares arising from the issuance or capitalization on the date of issue.

Special Goodwill Reserve

This reserve was booked as a result of the Corporate Reorganization processes, as a counter-entry to the net assets transferred, and represents the future tax benefit to be earned by amortization of the premium transferred. The portion of special premium reserve corresponding to the benefit may be, at the end of each fiscal year, capitalized to the benefit of the controlling shareholder upon the issue of new shares. The increase of capital is subject to the preemptive rights of the noncontrolling shareholders, proportionally to their respective interests, by kind and class, at the time of the issue, and the amounts paid upon the exercise of this right shall be directly delivered to the controlling shareholder, in accordance with the provisions in CVM Instruction no. 319/99.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of Reais, unless otherwise indicated)

Donations and subsidies for investment

These represent amounts in assets donated by subscribers for the expansion of the telecommunications services plant until 2007. After 2008, these donations will be classified as deferred revenues under liabilities and subsequently recognized in income over the term of the arrangement with the customer.

Treasury shares

These correspond to the Company’s treasury stock which resulted from merger with TDBH that occurred in 2006, part of which refer to exercise of withdrawing rights and the remaining to the share auctions carried out by the Company. The average cost of acquisition was R$44,77. At December 31, 2008, the market value of treasury stock was R$16,258 (R$18,164 at December 31, 2007).

c.	Income reserves

Legal reserve

Brazilian corporations are required to appropriate 5% of annual net income to a legal reserve until that reserve equals 20% of paid-up share capital, or 30% of nominal paid-up share capital plus capital reserves; thereafter, appropriations to this reserve are not compulsory. This reserve can be used only to increase share capital or offset accumulated losses. The Company did not appropriate legal reserve in 2008 and in 2007 since capital reserves plus legal reserve would exceed 30% of share capital (Law 6,404/76, Article 193).

d.	Special goodwill reserve

This represents the tax benefit generated by the merger of DABR (Note 2.b) which will be capitalized on an annual basis on behalf of the controlling shareholder as the tax credit becomes realized, according to CVM Instruction No. 319/99.

e.      Dividends

According to its by-laws, the Company is required to pay dividends in respect of each year ending December 31, of a minimum of 25% of adjusted net income, provided earnings are available for distribution.

Dividends are calculated in accordance with the Company’s by-laws and with the Brazilian Corporation Law.  The Company presents the calculation of dividends and interest on shareholders’ equity deliberated for 2008 and 2007 as follows:

Minimum mandatory dividends calculated based on adjusted net income	2008	2007

Net income for the year	2,419,971	2,363,169
Allocation to legal reserve	-	-

Adjusted net income for the year	2,419,971	2,363,169

Minimum mandatory dividends – 25% of adjusted net income	604,993	590,792

Retained earnings
Retained earnings from prior years	-	705,631
Adjusted net income for the year	2,419,971	2,363,169
Interest on shareholders’ equity / Prescribed Dividends	163,392	209,770
Merger of DABR	41	-
Adjustments of Law No. 11638/07	2,705	-

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of Reais, unless otherwise indicated)

Profit available for distribution	2,586,109	3,278,570

Interest on shareholders’ equity (gross)	616,000	642,000
Interim dividends	1,575,000	2,285,632

Balance of profit available for distribution	395,109	350,938

Proposed Dividends	395,109	350,938

Retained earnings at year-end	-	-

	2008		2007
Amounts in R$ per share (a)	Gross	Net	Gross	Net

Interest on shareholders’ equity - common	1.141661	0.970411	1.189848	1.011370
Interest on shareholders’ equity – preferred	1.255827	1.067453	1.308832	1.112507

	2008
Amounts in R$ per share (a)	Common	Preferred

Interest on shareholders’ equity – net of income tax	0.315068	0.346575
Interim dividends declared in March 2008	0.650409	0.715450
Interim dividends declared in May 2008	0.898872	0.988760
Interim dividends declared in November 2008	2.020146	2.222161
Interest on shareholders’ equity – net of income tax	0.655343	0.720877

	4.539838	4.993823

	2007
Amounts in R$ per share (a)	Common	Preferred

Interest on shareholders’ equity – net of income tax	1.011370	1.112507
Interim dividends declared in March 2007	1.307779	1.438557
Interim dividends declared in November 2007	2.928286	3.221115

	5.247435	5.772179

(a) Do not include the amount of dividends to be declared.

The balance of retained earnings as of December 31, 2008, in the amount of R$395,109 (R$350,938 at December 31, 2007), was classified as dividends payable in accordance with management’s proposal for allocation of net income for the year, subject to approval by the Ordinary Shareholders’ Meeting, and to payment by the end of fiscal year 2009.

f.	Interest on shareholders’ equity

As proposal by Management, in 2008 and 2007 interest on shareholders’ equity was credited  to shareholders in accordance with article 9 of Law No. 9,249/95, net of withholding tax, as follows:

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of Reais, unless otherwise indicated)

	2008	2007

Gross interest on shareholders’ equity	616,000	642,000
Common shares	192,495	200,619
Preferred shares	423,505	441,381

Withholding income tax	(92,400)	(96,300)

Net interest on shareholders’ equity included in dividends	523,600	545,700

Tax-exempt shareholders received interest on shareholders’ equity in full, not subject to withholding tax.

g.    Payment of dividends and interest on shareholders’ equity

On March 26, 2008, the Ordinary Shareholders’ Meeting approved a dividend distribution in the amount of R$350,938 as defined in the allocation of net income for 2007 proposed by management. These dividends were credited to holders of common and preferred shares included in the Company’s records by the end of March 26, 2008, and have been paid as of June 23, 2008.

On May 20, 2008, the Board of Directors approved the payment of interim dividends in the amount of R$485,000 based on the financial statements for March 31, 2008, and interest on shareholders’ equity for fiscal year 2008 in the amount of R$200,000, or R$170,000 net of withholding taxes, to holders of common and preferred shares included in the Company’s records by the end of May 20, 2008. These dividends have been paid as of June 23, 2008.

On November 24, 2008, the Board of Directors approved the distribution of interim dividends in the amount of R$1,090,000, based on retained earnings shown on the balance sheet as of September 30, 2008, to holders of common and preferred shares included in the Company’s records by the end of November 24, 2008. These dividends have been paid as of December 10, 2008.

On December 9, 2008, the Board of Directors approved the credit of interest on shareholders’ equity for fiscal year 2008 in the amount of R$416,000, or R$353,600 net of withholding taxes, to holders of common and preferred shares included in the Company’s records by the end of December 30, 2008. The payment will be made in 2009 on a date to be decided at the Ordinary Shareholders’ Meeting.

h.      Unclaimed dividends

Dividends and interest on shareholders’ equity are barred by the statute of limitations after three years, as from the date of beginning of payment thereof if not claimed by shareholders, according to article 287, clause II, item a. of Law No. 6,404, dated December 15, 1976. Accordingly, any such unclaimed dividend is credit to retained earnings.

i.        Adjustment for Equity Valuation and Cumulative Translation Adjustment

Adjustment for Equity Valuation

This represents net gains and losses from changes in the fair value of financial assets net of tax, classified as available-for-sale (Notes 4 and 11).

Cumulative Translation Adjustment

This represents foreign exchange fluctuations derived from the translation of net equity of foreign investments.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of Reais, unless otherwise indicated)

Adjustment for Equity Valuation

Portugal Telecom	55,389
Zon Multimédia	6,775
Other investments	14,068
Total, net of income tax of R$ 39,272	76,232

Cumulative Translation Adjustment
Aliança Atlântica	862
Total	862

23.	Net Operating Revenue

	Consolidated
	2008	2007	2006

Monthly subscription charges	5,486,797	5,646,362	5,689,614
Activation fees	114,283	119,629	119,349
Local service	2,562,869	2,808,251	3,242,825

LDN – Domestic long-distance	3,808,790	3,220,787	3,017,396
LDI – International long-distance	140,389	133,870	152,656
Interconnection services	4,372,033	4,063,688	4,244,507
Network usage services	465,788	405,278	534,825
Public telephones	444,910	551,059	583,807
Data transmission	3,759,457	2,995,718	2,020,445
Network access	384,344	318,609	398,868
TV Service	379,019	54,564	-
Other (a)	1,102,101	865,994	792,471

Gross operating revenue	23,020,780	21,183,809	20,796,763

Taxes on gross revenue	(5,978,565)	(5,575,502)	(5,530,866)
ICMS (State VAT)	(5,017,815)	(4,721,551)	(4,698,108)
PIS and COFINS (taxes on Revenue)	(917,546)	(811,549)	(795,426)
ISS (Municipal service tax)	(43,204)	(42,402)	(37,332)

Discounts	(1,063,230)	(880,745)	(622,876)

Net operating revenue	15,978,985	14,727,562	14,643,021

(a) The group of accounts “Other”, under Gross operating revenues, includes revenue from finance lease  of customer premises equipments, as described in Note 4.k

Tariff adjustments affecting recorded revenue

Effective as of July 24, 2008, tariff adjustment was approved by ANATEL for wireline to wireline services . Tariff increased by 3.01% for Local and National Long Distance (LDN) services. Local network tariffs (TU-RL) also increased by 3.01% as of July 24, 2008.

Tariff adjustment of 3.01% for wireline to mobile services (VC1, VC2 and VC3), were also adjusted 3.01% effective as of July 24, 2008.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of Reais, unless otherwise indicated)

Tariff adjustment of 2.21% for Basic Plans (Local and LDN) was effective as of July 20, 2007. Local network tariffs (TU-RL) also increased by 2.21% as of July 20, 2008.

Tariff adjustment of 3.29% for wireline to mobile services (VC1, VC2 and VC3) was effective as of July 20, 2007.

24.	Cost of Goods and Services

	Consolidated
	2008	2007	2006

Depreciation and amortization	(2,390,633)	(2,347,943)	(2,351,376)
Personnel	(198,990)	(224,578)	(213,009)
Organizational Restructuring Program	(21,403)	(63,238)	(18,362)
Materials	(132,023)	(31,651)	(42,841)
Network interconnection	(3,855,345)	(3,617,118)	(3,554,364)
Outsourced services	(1,525,450)	(1,240,328)	(1,171,748)
Other	(602,564)	(504,347)	(428,810)

Total	(8,726,408)	(8,029,203)	(7,780,510)

25.	Selling Expenses

	Consolidated
	2008	2007	2006

Depreciation and amortization	(168,875)	(174,560)	(14,628)
Personnel	(368,611)	(341,006)	(296,182)
Organizational Restructuring Program	(7,526)	(9,123)	(3,653)
Materials	(61,944)	(89,362)	(92,269)
Outsourced services	(1,374,596)	(1,154,183)	(1,055,174)
Allowance for doubtful accounts	(538,625)	(652,692)	(412,997)
Other	(80,379)	(41,531)	(49,536)

Total	(2,600,556)	(2,462,457)	(1,924,439)

26.	General and Administrative Expenses

	Consolidated
	2008	2007	2006

Depreciation and amortization	(98,395)	(111,881)	(275,550)
Personnel	(143,774)	(167,731)	(171,856)
Organizational Restructuring Program	(8,537)	(81,577)	(54,388)
Materials	(8,776)	(15,112)	(13,465)
Outsourced services	(430,826)	(402,791)	(444,227)
Other	(65,214)	(59,521)	(23,137)

Total	(755,522)	(838,613)	(982,623)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of Reais, unless otherwise indicated)

27.	Permanent asset disposal, net

	Consolidated
	2008	2007	2006
Proceeds from sale of property, plant and equipment and investments	27,370	147,693	-
Cost of sale of property, plant and equipment and Investments	(77,925)	(66,040)	(5,787)

Total	(50,555)	81,653	(5,787)

Gains on permanent assets disposals in 2007 mainly refers to sale of real property located in the Barra Funda district for R$134,555, with residual value of R$46,044.

28.	Other Operating Income (Expenses), Net

	Consolidated
	2008	2007	2006
Income	578,966	750,656	839,924
Technical and administrative services	44,118	47,057	50,371
Income from supplies	20,880	72,838	43,319
Dividends	30,473	21,826	14,033
Fines on telecommunication services	174,774	133,625	116,236
Recovered expenses	52,238	117,645	166,529
Reversal of provision for contingencies (*)	106,894	209,227	336,343
Rent of infrastructure	45,894	37,857	53,129
Amortization of negative goodwill – AIX	8,735	8,735	-
Unidentified billing	49,519	39,424	-
Other income	45,441	62,422	59,964

Expenses	(703,622)	(580,075)	(570,504)
Allowance for reduction to recoverable value of Inventories	(3,743)	(5,700)	(4,569)
Amortization of goodwill	(126,459)	(73,473)	(34,482)
Donations and sponsorships	(36,520)	(39,504)	(13,526)
Taxes other than income taxes	(310,985)	(274,090)	(251,760)
Provision for contingencies	(162,814)	(94,657)	(141,716)
Pension and other post-retirement benefits	(20,064)	(23,033)	(30,059)
Other	(43,037)	(69,618)	(94,392)

Total	(124,656)	170,581	269,420

(*)
In 2007, the Company partially reversed the provision of INSS, which refers to “Plano Bresser”, “Verão” and “SAT” (see note 20.2a and 20.2.b) due the statute barring period of five years instead in an amount of R$ 105,682, of which R$4,648 was reversed in the financial results of 2007.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of Reais, unless otherwise indicated)

29.	Financial Income (Expense)

	Consolidated
	2008	2007	2006

Financial income	932,554	503,453	538,108
Income from short-term investments	161,927	80,988	127,860
Gains on derivative transactions	588,919	218,733	225,162
Interest receivable	53,341	50,508	44,441
Monetary/exchange variations Receivable	122,856	148,447	133,421
Other financial income	5,511	4,777	7,224

Financial expenses	(1,160,440)	(810,385)	(869,163)
Interest payable	(419,190)	(336,997)	(376,429)
Losses on derivative transactions	(435,472)	(371,750)	(391,499)
Expenses on financial transactions	(69,090)	(99,731)	(87,011)
Monetary/exchange variations Payable	(236,688)	(1,907)	(14,224)

Finance Expenses, net	(227,886)	(306,932)	(331,055)

In 2008 includes the financial results of long-term assets brought at present value and adjustments of financial instrument at market value.

30.	Income Tax and Social Contribution

The Company recognizes income tax and social contribution monthly on the accrual basis and pays the taxes on an estimated basis, in accordance with the trial balance for suspension or reduction. The taxes calculated on income until the month of the financial statements are recorded in liabilities or assets, as applicable.

Reconciliation of reported income tax expense and combined statutory tax rates

Reconciliation of the reported tax charges and the amounts calculated by applying 34% (income tax of 25% and social contribution tax of 9%) in 2008 and 2007 is shown in the table below:

	Consolidated
	2008	2007	2006

Income before taxes	3,501,664	3,340,446	3,924,258

Income tax and Social contribution taxes
Income tax and Social contribution tax expense	(981,126)	(917,471)	(1,334,247)
Permanent differences
Equity method	2,809	(729)	352
Unclaimed interest on shareholders’ equity	(8,919)	(31,310)	(9,604)
Valuation allowance on subsidiaries’ tax losses carryforwards	(39,020)	-	-
Valuation allowance on subsidiaries’ temporary differences	(35,379)	-	-
Nondeductible expenses, gifts, incentives and dividends received	(43,961)	(59,397)	(37,302)

Permanent exclusions
Interest on shareholders’ equity	209,440	218,280	265,200
Incentives (cultural, food and transportation)	23,903	31,421	7,494

Total (income tax + social contribution tax)	(1,081,693)	(977,486)	(1,108,107)
Effective rate	30.9%	29.3%	28.2%

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of Reais, unless otherwise indicated)

The components of deferred income and social contribution tax assets and liabilities on temporary differences are shown in Notes 7 and 17 respectively.

Total current income and social contribution taxes consolidated payable at December 31, 2008 amounts to R$1,071,609 (R$924,196 as of December 31, 2007).

31.	Transactions with Related Parties

The principal balances with related parties are as follows:

Consolidated	Atento Brasil S.A.	VIVO	Tiws Brasil Ltda.	Telefônica S.A.	Cia Telecomun. de Chile Transm. Regionales S.A.	Telefónica	Telefónica de España S.A.	Terra Networks Brasil S.A.

ASSETS
Current assets	24,803	255,656	2,564	1,987	16,544	3,477	3,248	24,690
Trade accounts receivable	23,346	252,524	2,364	-	498	3,477	3,248	24,398
Other assets	1,457	3,132	200	1,987	16,046	-	-	292

Noncurrent assets	-	1,109	1,507	16	887	-	-	1,826
Other assets	-	1,109	1,507	16	887	-	-	1,826

Total Assets	24,803	256,765	4,071	2,003	17,431	3,477	3,248	26,516

LIABILITIES
Current liabilities	52,820	239,529	64,025	2,317	152	379	970	5,110
Trade accounts payable	47,144	239,528	63,979	-	152	379	970	5,091
Interest on shareholders’ equity	-	-	-	-	-	-	-	-
Other Liabilities	5,676	1	46	2,317	-	-	-	19

Noncurrent liabilities	-	55	23,917	-	-	-	-	1
Other Liabilities	-	55	23,917	-	-	-	-	1

Total Liabilities	52,820	239,584	87,942	2,317	152	379	970	5,111

STATEMENT OF INCOME
Revenue	38,871	257,398	4,187	-	1,279	5,641	5,710	61,027
Telecommunications services	36,834	257,398	3,661	-	1,279	5,641	5,710	60,935
Financial income	-	-	-	-	-	-	-	-
Other operating income	2,037	-	526	-	-	-	-	92

Costs and expenses	(514,045)	(1,957,421)	(57,737)	(2,122)	(541)	(1,256)	(3,051)	(16,663)
Cost of services provided	(85,399)	(1,954,648)	(56,725)	(2,122)	(541)	(1,256)	(3,051)	(15,907)
Selling	(418,021)	(2,080)	-	-	-	-	-	(710)
General and administrative	(10,034)	(693)	-	-	-	-	-	-
Other operating expense	(591)	-	(1,012)	-	-	-	-	(46)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of Reais, unless otherwise indicated)

Consolidated	Telefônica Serviços Empresariais do Brasil Ltda.	Telefónica Internacional S.A.	SP Telecom	Colômbia Telecomuni cações (Telecon)	Telefônica Pesquisa e Desenv. Ltda.	Other	Total 2008	2007

ASSETS
Current assets	11,971	62,853		19,058	100	21,386	448,337	291,439
Trade accounts receivable	1,315	-	-	-	-	6,745	317,915	216,541
Other assets	10,656	62,853	-	19,058	100	14,641	130,422	74,898

Noncurrent assets	1,135	14,767	-	466	87	1,063	22,863	25,833
Other assets	1,135	14,767	-	466	87	1,063	22,863	25,833

Total Assets	13,106	77,620	-	19,524	187	22,449	471,200	317,272

LIABILITIES
Current liabilities	14,949	268,627	77,036	776	20,282	19,205	766,177	502,248
Trade accounts payable	14,665	-	-	776	20,205	12,614	405,503	308,539
Interest on shareholders’ equity	-	234,441	77,036	-	-	-	311,477	155,282
Other Liabilities	284	34,186	-	-	77	6,591	49,197	38,427

Noncurrent liabilities	2,164	-	-	1,382	3	4,353	31,875	6,493
Intercompany payables	2,164	-	-	1,382	3	4,353	31,875	6,493

Total Liabilities	17,113	268,627	77,036	2,158	20,285	23,558	798,052	508,741

STATEMENT OF INCOME
Revenue	3,915	2,799	-	91	87	3,539	384,544	323,726
Telecommunications services	2,264	-	-	-	-	1,400	375,122	314,599
Financial income	-	2,799	-	91	-	2,139	5,029	6,812
Other operating income	1,651	-	-	-	87	-	4,393	2,315

Costs and expenses	(75,985)	(11,493)	(5,895)	-	(11,629)	(40,167)	(2,698,005)	(2,319,307)
Cost of services provided	(75,985)	-	-	-	(3,132)	(40,167)	(2,238,933)	(1,848,568)
Selling	-	-	-	-	(7,732)	-	(428,543)	(338,379)
General and administrative	-	(11,493)	-	-	(765)	-	(22,985)	(129,592)
Other operating expense	-	-	(5,895)	-	-	-	(7,544)	(2,768)

Transactions with related parties were carried out at arm’s length.

Trade accounts receivable include receivables for telecommunications services. principally Vivo S.A., Atento Brasil S.A., Terra Networks Brasil S.A. and Telefónica de España S.A., particularly for long-distance services and Tiws Brasil Ltda, due the contract of rendering services of rights of use of undersea fiber optic.

Other intercompany receivables in current and noncurrent assets comprise credits from Telefónica Internacional S.A., Telefônica Serviços Empresariais do Brasil Ltda., Telefônica Del Peru and other group companies, corresponding to services rendered, advisory fees, expenses with salaries and other expenses paid by the Company to be refunded by the related companies.

Trade accounts payable include services provided primarily by Atento Brasil S.A., Vivo S.A., TIWS Brasil, Terra Networks Brasil S.A., Telefônica Pesquisa e Desenvolvimento do Brasil Ltda., and for international long-distance services provided principally by Telefónica de España S.A. We also highlight the rendering of administrative services in the accounting, financial, human resources, property, logistics and IT areas payable to Telefônica Serviços Empresariais do Brasil Ltda.

Other intercompany payables in current and noncurrent liabilities are comprised mainly of management and technical services payable to Telefónica Internacional S.A., software development and maintenance services payable to Telefônica Pesquisa e Desenvolvimento do Brasil Ltda., and reimbursements payable to Telefônica Serviços Empresariais do Brasil Ltda.

Revenue from telecommunications services comprises mainly billings to Vivo S.A., Terra Networks Brasil S.A. and Atento Brasil S.A.

Other operating revenues are basically from network infrastructure leased to Vivo S.A. and Atento Brasil S.A.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of Reais, unless otherwise indicated)

Cost of services provided refers mainly to interconnection and traffic services (mobile terminal) expenses, provided by Vivo S.A. and subsidiaries, call center management services provided by Atento Brasil S.A.

Selling expenses refer mainly to marketing services by Atento Brasil S.A. and commissions paid to cellular telephone operators with Vivo S.A.

General and administrative expenses refer to administrative management services provided by Telefônica Serviços Empresariais do Brasil Ltda., and management and technical services payable to Telefónica Internacional S.A.

MANAGEMENT FEES

Compensation paid by the Company to its Management and Statutory Officers was approximately R$11,248 (R$20,900 in 2007). Of this amount, R$8,737 (R$14,200 in 2007) refers to salaries and fringe benefits, and R$2,511 (R$6,700 in 2007) to bonuses.

32.	Reserve for Post-Retirement Benefit Plans

Telesp individually sponsors a defined benefit retirement plan (PBS Telesp Plan), administered by Visão Prev, which covers approximately 0.54% of the Company’s employees. In addition to the supplemental pension benefit, a multiemployer plan (PBS-A) and health care plan (PAMA) are provided to retired employees and their dependents (administered by Fundação Sistel), at shared costs. Contributions to the PBS Telesp Plan are determined based on actuarial valuations prepared by independent actuaries, in accordance with the rules in force in Brazil. The funding procedure is the capitalization method and the sponsor’s contribution is 10.52% of payroll of employees covered by the plan, of which 9.02% is allocated to fund the PBS Telesp Plan and 1.5% to the PAMA Plan.

For other Telesp employees, there is an individual defined contribution plan - Visão Telesp Benefit Plan. The Visão Telesp Plan is funded by contributions made by the participants (employees) and by the sponsor which are credited to participants’ individual accounts. Telesp is responsible for bearing all plans administrative and maintenance expenses, including participant’s death and disability risks. The Company’s contributions to the Visão Telesp Plan are equal to those of the employees, varying from 2% to 9% of the contribution salary, based on the percentage chosen by the participant.

Additionally, the Company supplements the retirement benefits of certain employees of the former CTB - Companhia Telefônica Brasileira.

During 2008, the Company made contributions to the PBS Telesp Plan in the amount of R$28 (R$47 in 2007) and to Plano Visão Telesp in the amount of R$20,297 (R$26,457 in 2007).

A. Telecom sponsors two private pension plans for defined contribution; namely, one similar to that of Telesp, denominated Visão Assist Benefits Plan, which is granted to approximately 30% of its employees and another, denominated Visão A. Telecom Benefits Plan, whose basic and additional contributions by sponsor correspond to 30% of basic and additional contribution by participants. The contributions of A. Telecom to these plans totaled R$313 (R$637 in 2007).

Telefonica Data S.A. individually sponsors a defined contribution plan similar to that of the Company, the Visão Telefônica Empresas Benefit Plan. Total contributions to this plan amounted to R$646 (R$881 in 2007).

The actuarial valuation of the plans was made in December 2008 and 2007 based on the record of plan members as of August 2008 and 2007, respectively, and the financial information as of October 31, 2008 was updated to December 31, 2008 and August 2007, respectively, and the projected unit credit method was adopted. Actuarial gains or losses for each year were immediately recognized in each of the periods. The plans assets relate to December 31, 2008 and December, 31 2007. For multiemployer plans (PAMA and PSB-A),

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of Reais, unless otherwise indicated)

apportionment of the plan assets was made based on the sponsoring entity’s actuarial liabilities in relation to the plans’ total actuarial liabilities.

Actuarial liabilities recorded by the Company  as of December 31, 2008 and 2007 are as follows:

Plan	2008	2007

CTB	26,482	20,790
PAMA	122,288	74,636

Total Consolidated	148,770	95,426

a. Reconciliation of assets and liabilities

	2008
	PBS/Visão Telesp/CTB	PAMA (i)	PBS-A (i)	PBS	Visão Telesp / Assist/ TEmpresas

Total actuarial liabilities	26,482	190,541	1,068,380	91,583	28,875
Fair value of assets	-	68,253	1,463,441	92,168	93,273
Liabilities (assets), net	26,482	122,288	(395,061)	(585)	(64,398)

Unrecorded surpluses (ii)	-	-	395,061	585	64,398
Recorded balance	26,482	122,288	-	-	-

	2007
	PBS/Visão Telesp/CTB	PAMA (i)	PBS-A (i)	PBS	Visão Telesp / Assist/ TEmpresas

Total actuarial liabilities	20,790	137,634	905,636	76,802	22,561
Fair value of assets	-	62,998	1,468,827	99,133	70,247
Liabilities (assets), net	20,790	74,636	(563,191)	(22,331)	(47,686)

Unrecorded surpluses (ii)	-	-	563,191	22,331	47,686
Recorded balance	20,790	74,636	-	-	-

(i)	Refers to the proportional share of Telesp in the assets and liabilities of the PAMA and PBS-A multiemployer plans.
(ii)	Surplus was not recorded by the sponsors as assets in view of limitations imposed by accounting standards (CVM Resolution No. 371) and by Resolution No. 26 of the Private Pension Management Council

b. Total expenses recognized in income

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of Reais, unless otherwise indicated)

	2008
	CTB	PAMA (i)	PBS-A (i) (ii)	PBS	Visão Telesp/Assist/ TEmpresas

Current service cost	-	187	-	124	2,846
Interest cost	2,073	14,532	93,587	7,926	2,258
Expected return on plan assets	-	(5,794)	(156,392)	(10,701)	(7,688)
Employee contributions	-	-	-	(34)	(161)
	2,073	8,925	(62,805)	(2,685)	(2,745)

	2007
	CTB	PAMA (i)	PBS-A (i) (ii)	PBS	Visão Telesp/Assist/ TEmpresas

Current service cost	-	-	-	93	3,590
Interest cost	2,229	11,159	86,729	6,818	2,568
Expected return on plan assets	-	(6,087)	(167,404)	(9,374)	(6,598)
Employee contributions	-	-	-	(63)	(149)
	2,229	5,072	(80,675)	(2,526)	(589)

c. Change in net actuarial liabilities (assets)

	CTB	PAMA	PBS-A	PBS	Visão Telesp/ Assist/ TEmpresas

Liabilities recorded in the balance sheet on December 31, 2006	23,326	51,604	-	-	-
Expenses in 2007	2,229	5,072	(80,675)	(2,526)	(589)
Contribution of the Companies in 2007	(3,378)	(5)	-	(37)	(2,195)
(Gain)/Loss generated in the period	(1,387)	17,965	(59,580)	(6,008)	(15,131)
Overfunding not recorded in the balance sheet	-	-	140,255	8,571	17,915
Liabilities recorded in the balance sheet on December 31, 2007	20,790	74,636	-	-	-

Expenses in 2008	2,073	8,925	(62,805)	(2,685)	(2,745)
Contribution of the Companies in 2008	(3,323)	(5)	-	(328)	(2,200)
(Gain)/Loss generated in the period	6,942	38,732	230,936	24,759	(11,767)
Overfunding not recorded in the balance sheet	-	-	(168,131)	(21,746)	16,712
Liabilities recorded in the balance sheet in 31/12/2008	26,482	122,288	-	-	-

d. Change in actuarial liabilities

	CTB	PAMA	PBS-A	PBS	Visão Telesp/ Assist/ TEmpresas

Actuarial liabilities – 12/31/2006	23,326	111,135	882,270	69,317	26,938
Cost of current service	-	-	-	93	3,590
Interest in actuarial liabilities	2,229	11,159	86,729	6,818	2,568

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of Reais, unless otherwise indicated)

CTB	PAMA	PBS-A	PBS	Visão Telesp/ Assist/ TEmpresas
Benefits paid during the year	(3,378)	(6,919)	(73,066)	(5,353)	(1,444)
Actuarial (gains)/losses in the year	(1,387)	22,259	9,703	5,927	(9,091)

Actuarial liabilities 12/31/2007	20,790	137,634	905,636	76,802	22,561

Cost of current service	-	187	-	124	2,846
Interest in actuarial liabilities	2,073	14,532	93,587	7,926	2,258
Benefits paid during the year	(3,323)	(7,426)	(83,746)	(6,025)	(764)
Actuarial (gains)/losses in the year	6,942	45,614	152,903	12,756	1,974

Actuarial liabilities 12/31/2008	26,482	190,541	1,068,380	91,583	28,875

e. Change in plan assets

	CTB	PAMA	PBS-A	Visão Assist	Visão Telesp/ Assist/ TEmpresas
Fair value of plan assets at 12/31/2006	-	59,531	1,305,207	83,077	56,709
Benefits paid in the year	(3,378)	(6,919)	(73,066)	(5,353)	(1,444)
Sponsor’s contributions in the year	3,378	5	257	67	2,217
Return on plan assets in the year	-	6,087	167,404	9,374	6,598
Gains/(losses) on assets	-	4,294	69,025	11,967	6,168

Fair value of plan assets at 12/31/2007	-	62,998	1,468,827	99,132	70,248

Benefits paid in the year	(3,323)	(7,426)	(83,746)	(6,025)	(764)
Sponsor’s contributions in the year	3,323	5	-	340	2,406
Return on plan assets in the year	-	5,794	156,393	10,701	7,689
Gains/(losses) on assets	-	6,882	(78,033)	(11,980)	13,694

Fair value of plan assets at 12/31/2008	-	68,253	1,463,441	92,168	93,273
f. Expenses estimated for 2009

	CTB	PAMA	PBS-A	PBS	Visão Telesp/Assist/ TEmpresas
Cost of current service	-	157	-	156	3,752
Interest cost	2,503	18,973	104,319	8,935	2,736
Expected return on assets	-	(7,064)	(169,599)	(9,976)	(10,381)
Employee contributions	-	-	-	(21)	(384)
Total expenses (reversals) for 2008	2,503	12,066	(65,280)	(906)	(4,277)

g. Actuarial assumptions

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of Reais, unless otherwise indicated)

	2008
	PBS/Visão Telesp/Visão Assist/ Visão TEmpresas/ CTB	PAMA	PBS-A

Rate used for present value discount of actuarial liabilities	10.14% p.a	10.14% p.a	10.14% p.a
Expected return rate on plan assets	11.15% p.a for all plans	10.88% p.a	11.91% p.a
Future salary increase rate	PBS: 6.44% p.a Visão: 7.10% p.a	Not applicable	Not applicable
Long-term inflation rate	4.90% p.a	4.90% p.a	4.90% p.a
Medical cost increase rate	Not applicable	8.04%	Not applicable
Increase in use of medical services for each additional year of age	Not applicable	4.00% p.a	Not applicable
Benefit growth rate	4.90% p.a	Not applicable	4.90% p.a
Capacity factor – salaries	98.00%	-	-
Capacity factor – benefits	98.00%	-	-
Mortality table	AT-83 segregated by sex	AT-83 segregated by sex	AT-83 segregated by sex
Disability mortality table	IAPB-57	IAPB-57	IAPB-57
Disability table	Mercer Disability	Mercer Disability	Not applicable
Turnover table	0.15 / (time of service+ 1).starting at 50 years old	-	-
Expected age established for the use of medical services	-	5% to reach 52 years and 10 of participation, 3% for each subsequent year, 100% in eligibility for normal retirement	-
Retirement age	First age of one of the benefits	Not applicable	Not applicable
% of active married participants on retirement date	95%	Not applicable	Not applicable
Age difference between participants and spouses	Wives are 4 years younger than the husband	Not applicable	Not applicable
Number of assisted participants/beneficiaries CTB	-	3.445	5.254
Number of active participants of PBS-Telesp	36	-	-
Number of retired participants of PBS-Telesp	337	-	-
Number of dependent groups of retirees of PBS-Telesp	30	-	-
Number of active participants of Visão Telesp plan (including self-sponsored)	5.467	-	-
Number of active participants of Visão Assist plan	37	-	-
Number of active participants of Visão Telefonica Empresas plan	192	-	-

2007
	PBS/Visão Telesp/Visão Assist/ Visão TEmpresas/ CTB	PAMA	PBS-A

Rate used for present value discount of actuarial liabilities	10.77% p.a.	10.77% p.a.	10.77% p.a.
Expected return rate on plan assets	10.99% p.a for plans managed by Visão Telesp, 10.98% for plans managed by Visão TEmpresas, 11.00% for plans managed by Visão Assist, 11.15% p.a for plans managed by PBS-Telesp.	9.61% p.a.	10.92% p.a.
Future salary increase rate	6.59% p.a	Not applicable	Not applicable

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of Reais, unless otherwise indicated)

Long-term inflation rate	4.50% p.a	4.50% p.a	4.50% p.a
Medical cost increase rate	Not applicable	7.64% p.a	Not applicable
Increase in use of medical services for each additional year of age	Not applicable	4.00% p.a	Not applicable
Benefit growth rate	4.50% p.a	Not applicable	4.50% p.a
Capacity factor – salaries	98.00%	-	-
Capacity factor – benefits	98.00%	-	-
Mortality table	AT-83 segregated by sex	AT-83 segregated by sex	AT-83 segregated by sex
Disability mortality table	IAPB-57	IAPB-57	IAPB-57
Disability table	Mercer Disability	Mercer Disability	Not applicable
Turnover table	0.15 / (time of service+ 1), starting at 50 years old	-	-
Retirement age	First age of the benefits	Not applicable	Not applicable
% of active married participants on retirement date	95%	Not applicable	Not applicable
Age difference between participants and spouses	Wives are 4 years younger than the husband	Not applicable	Not applicable
Number of assisted participants/beneficiaries CTB plan	-	3.401	5.285
Number of active participants of PBS-Telesp	39	-	-
Number of retired participants of PBS-Telesp / CTB plan	334	-	-
Number of dependent groups of retirees of PBS-Telesp / CTB Plan	31	-	-
Number of active participants of Visão Telesp plan (including self-sponsored)	6.357	-	-
Number of active participants of Visão Assist plan	96	-	-
Number of active participants of Visão Telefonica Empresas plan	211	-	-

33.	Insurance (Unaudited)

The Company and its subsidiaries’ polices as well as those of the Telefónica Group include the maintenance of insurance coverage for all assets and liabilities involving significant amounts and high risks based on management’s judgment and following Telefónica S.A.’s corporate program guidelines. In this context Telecomunicações de São Paulo S.A. – Telesp complies with the Brazilian legislation for contracting insurance coverage.

The major insurances contracted by the Company are shown below:

Type	Insurance coverage

Operational risks (with loss of profits)	US$10,788,108 thousand
Optional civil responsibility - vehicles	R$1,000
ANATEL guarantee insurance	R$10,463.80

34.	Financial Instruments

The table below shows a breakdown of financial assets and liabilities as of December 31, 2008. The effects of the first-time adoption of CPC Technical Pronouncement No. 14 are described in Note 3.b.

	Consolidated
Financial assets	Measured at fair value through profit or loss	Available for sale	Amortized cost	Hedge	Total Book Value	Total Fair Value
Current assets
Cash and cash equivalents (Note 5)	31,993	-	-	-	31,993	31,993
Short-term investments (Note 5)	1,709,013	-	-	-	1,709,013	1,709,013
Derivatives	7	-	-	95,740	95,747	95,747

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of Reais, unless otherwise indicated)

Noncurrent assets
Interests in other companies	-	265,378	-	-	265,378	265,378
Amounts linked to the National Treasury	-	-	11,289	-	11,289	11,289
Derivatives	6	-	-	-	6	6

Total financial assets	1,741,019	265,378	11,289	95,740	2,113,426	2,113,426

	Consolidated
Financial liabilities	Measured at fair value through profit or loss	Amortized cost	Hedge	Total Book Value	Total Fair Value
Current liabilities
Loans, financing (Note 15)	-	502,503	-	502,503	502,503
Debentures (Note 16)	-	16,339	-	16,339	16,339
Derivatives	462	-	14,738	15,200	15,200

Noncurrent liabilities
Loans and financing (Note 15)	-	1,717,352	-	1,717,352	1,717,352
Debentures (Note 16)	-	1,500,000	-	1,500,000	1,500,000
Derivatives	230	-	21,918	22,148	22,148

Total financial liabilities	692	3,736,194	36,656	3,773,542	3,773,542

The Company and its subsidiaries made a valuation of their financial assets and liabilities in relation to market values based on available information and appropriate valuation methodologies. However the interpretation of market information as well as the selection of methodologies requires considerable judgment and reasonable estimates in order to produce adequate realizable values. As a result the estimates presented do not necessarily indicate the amounts which might be realized in the current market. The use of different market approaches and/or methodologies for the estimates may have a significant effect on the estimated realizable values.

Interests in other companies

The Company has direct and indirect interests in other companies resulting from the privatization process. These investments, measured at market value, consider the latest quotation available in December 2008 and 2007.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of Reais, unless otherwise indicated)

		Consolidated
	% Partic.	2008	2007 (*)

Portugal Telecom	1.21	210,431	248,299
Zon Multimédia	0.52	19,531	40,324
Other Investments		35,416	44,535

Total		265,378	333,158

(*) In 2007 the values of investments for the financial statements are registered at the acquisition cost and above is presented at fair  value.

Risk Management Policy

The Company is exposed to several market risks as a result of its commercial operations, debts obtained to finance its activities and debt-related financial instruments.

The principal market risk factors that affect the Company’s business are detailed below:

a. Exchange rate risk

This risk arises from the possibility that the Company may incur losses due to exchange rate fluctuations which would increase the balances of loans financing and purchase commitments denominated in foreign currency and the related financial expenses. In order to minimize the risk of financial liabilities in foreign currency, the Company enters into hedge contracts (swaps) with financial institutions.

The Company’s indebtedness and the result of loan financing and purchase commitment liabilities denominated in foreign currency are significantly affected by the foreign exchange rate risk. As of December 31 2008, 13.68% (28.50% on December 31, 2007) of the debt was denominated in foreign currency (U.S. dollar and yen); the debt was covered by asset positions on currency hedge transactions (swaps for CDI).

 b. Interest rate risk

This risk arises from the possibility that the Company may incur losses due to internal and external interest rate fluctuations affecting the Company’s results (debentures and JBIC) and the short positions of derivatives at floating interest rates to cover the risks of foreign currency-denominated debts.

The debt to the BNDES is indexed to the TJLP (Long-Term Interest Rate determined on a quarterly basis by the National Monetary Council), which has been stable since July 2007 (6.25% per annum).

In order to minimize its exposure to the local variable interest rate (CDI), the Company invests its excess cash, amounting to R$1,709,013 (R$348,648 at December 31, 2007), substantially in short-term investments (Bank Deposit Certificates) based on the CDI rate variation. The book values of these instruments approximate market values, since they may be redeemed in the short term.

As of December 31, 2008 the Company also contracted CDI + 0.35% of CDI percentage swap with identical flows of those of debentures (note 16).

c. Debt acceleration risk

As of December 31, 2008, the Company’s loan and financing agreements contain restrictive clauses (covenants), typically applicable to such agreements, relating to cash generation, debt ratios and other restrictions. The Company has complied with these restrictive clauses in full, and such covenants do not restrict its ability to conduct its ordinary course of business.

d. Credit risk

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of Reais, unless otherwise indicated)
This risk arises from the possibility that the Company may incur losses due to the difficulty in receiving amounts billed to its customers. The credit risk on accounts receivable is dispersed. The Company constantly monitors the level of accounts receivable and limits the risk of past-due accounts, interrupting access to telephone lines in case the customer does not pay the related bills in 30 days. Exceptions are made for telecommunication services that must be maintained for security or national defense reasons.

As of December 31, 2008, the Company’s customer portfolio had no subscribers whose receivables were individually higher than 1% of the total accounts receivable from services.

The Company is also subject to credit risk related to temporary cash investments and receivables from swap transactions. The Company reduces this exposure by dispersing it among first line financial institutions.

Derivatives

Risk Management Policy

All the Company’s derivative instruments have the objective of providing hedge against the risk of variation in foreign exchange and external and internal interest rates arising from financial debts, according to the Company’s risk management policy. As such, any changes in risk factors generate an opposite effect on the hedged end. There are no derivative instruments for speculative purposes and liabilities in foreign exchange are hedged.

The Company has internal controls over its derivative instruments, which, according to management, are adequate to control the risks associated with each market strategy. The Company’s results derived from its derivative financial instruments indicate that the risks have been adequately managed.

Fair value of derivative financial instruments

The discounted cash flow method was used to determine the market value of loans, financing, debentures and derivative instruments (currency and interest rate swap) considering expected settlement of liabilities or realization of assets at the market rates prevailing at balance sheet date.

Fair values are calculated by projecting future operating flows, using BM&F Bovespa curves, and discounting to present value through market DI rates for swaps, as informed by BM&F Bovespa.

The market values of currency coupon swaps vs. CDI were obtained through market currency rates in force at the balance sheet date and projected market rates were obtained from currency coupon curves. The coupon for positions indexed to foreign currencies was determined using the 360-calendar-day straight-line convention; the coupon for positions indexed to CDI was determined using the 252-workday exponential convention.

The consolidated derivative financial instruments shown below are registered with CETIP.

All of them are classified as swaps and do not require margin deposits.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of Reais, unless otherwise indicated)

		Notional Value		Fair value		Accumulated effect 2008
Description	Index	2008	2007	2008	2007	Amount receivable / (received) (*)	Amount payable / (paid) (*)

Swap Contracts

Assets
Foreign Currency (a)		407.945	1.161.320	511.059	947.351	95.740
ABN AMRO	USD	-	329.754	-	253.811	-	-
Banco do Brasil	EUR	65.000	10.480	84.799	10.579	12.318	-
Banco do Brasil	JPY	105.699	130.500	171.878	137.059	57.349	-
Banco do Brasil	USD	-	5.625	-	4.814	-	-
BES	USD	6.967	6.967	7.219	5.234	-	-
Bradesco	JPY	-	216.214	-	216.063	-	-
Citibank	JPY	147.351	294.702	129.172	159.517	-	-
Itaú BBA	USD	-	9.451	-	9.469	-	-
Santander	JPY	56.092	126.904	89.776	126.910	26.073	-
Votorantim	USD	26.836	30.723	28.215	23.895	-	-

Variable rates (CDI) (b)		1.500.000	2.310.032	1.524.371	2.419.450	13	-
Banco do Brasil	CDI + fixed rate	500.000	500.000	508.124	508.179	13	-
HSBC	CDI + fixed rate	400.000	400.000	406.499	406.543	-	-
Citibank	CDI + fixed rate	400.000	400.000	406.499	406.543	-	-
Votorantim	CDI + fixed rate	200.000	200.000	203.249	203.271	-	-
Unibanco	CDI	-	182.000	-	194.792	-	-
Santander	CDI	-	195.228	-	218.875	-	-
Banco do Brasil	CDI	-	204.735	-	228.830	-	-
Merrill Lynch	CDI	-	44.502	-	49.739	-	-
Bradesco	CDI	-	183.567	-	202.678	-	-

Liabilities
Variable rates (CDI)		(407.945)	(1.161.320)	(451.976)	(1.262.319)	-	(36.656)
ABN AMRO	CDI	-	(329.754)	-	(468.456)	-	-
Banco do Brasil	CDI	(65.000)	(10.480)	(72.482)	(10.524)	-	-
Banco do Brasil	CDI	(105.699)	(130.500)	(114.529)	(136.446)	-	-
Banco do Brasil	CDI	-	(5.625)	-	(6.775)	-	-
BES	CDI	(6.967)	(6.967)	(13.155)	(11.707)	-	(5.937)
Bradesco	CDI	-	(216.214)	-	(216.744)	-	-
Citibank	CDI	(147.351)	(294.702)	(137.435)	(221.534)	-	(8.262)
Itaú BBA	CDI	-	(9.451)	-	(9.455)	-	-
Santander	CDI	(56.092)	(126.904)	(63.702)	(129.053)	-	-
Votorantim	CDI	(26.836)	(30.723)	(50.673)	(51.625)	-	(22.457)

Variable rates (CDI)		(1.500.000)	(1.500.000)	(1.525.050)	(1.526.175)	-	(692)
Banco do Brasil	CDI	(500.000)	(500.000)	(508.312)	(508.667)	-	(202)
HSBC	CDI	(400.000)	(400.000)	(406.690)	(406.995)	-	(191)
Citibank	CDI	(400.000)	(400.000)	(406.712)	(407.030)	-	(213)
Votorantim	CDI	(200.000)	(200.000)	(203.336)	(203.483)	-	(86)

Fixed rates		-	(810.032)	-	(897.141)	-	-
Santander	Fixed rate	-	(195.228)	-	(219.742)	-	-
Banco do Brasil	Fixed rate	-	(204.735)	-	(229.904)	-	-
Merrill Lynch	Fixed rate	-	(44.502)	-	(49.979)	-	-
Bradesco	Fixed rate	-	(183.567)	-	(202.563)	-	-
Unibanco	Fixed rate	-	(182.000)	-	(194.953)

Total registered						95.753	(37.348)

(*) The operations were entered into considering market rates indexed to the CDI (short position), from 100% to 105% of CDI, while the long position is based on the same rates applicable to obligations.

a) Swaps of foreign currency x CDI (asset position on derivative fair value of the R$511,059) – swap operations with several maturities until 2014, with the objective of hedging foreign exchange and interest rate changes in loan operations in foreign currency with these characteristics (debt fair value of R$ 511,050).

b) Swap CDI + 0.35% x CDI percentage swap (asset position on derivative fair value of R$1,524,371) – contracted swap operations maturing until 2010 with identical flow as that of debentures (Note 16), to cover the risk of fixed spread (0.35%) (fair value of debentures, excluding premium of R$1,524,371).

The aging list of swap contracts as of December 31, 2008 is as follows

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of Reais, unless otherwise indicated)

Swap Contracts	Maturity
	2009	2010	2011	2012 and Beyond	Amount payable/ receivable 31/12/2008

Foreign Currency x CDI	81,001	(5,636)	(5,052)	(11,230)	59,082
BANCO DO BRASIL	69,666	-	-	-	69,666
BES	(3,347)	0	(2,590)	-	(5,937)
CITIBANK	(8,262)	-	-	-	(8,262)
SANTANDER	26,073	0	-	-	26,073
VOTORANTIM	(3,129)	(5,636)	(2,462)	(11,230)	(22,458)

CDI+Spread x CDI	(455)	(224)	-	-	(679)
BANCO DO BRASIL	(129)	(60)	-	-	(189)
HSBC	(127)	(64)	-	-	(191)
CITIBANK	(141)	(72)	-	-	(213)
VOTORANTIM	(58)	(28)	-	-	(86)

For reporting purposes, the Company adopted the hedge accounting method for all of its derivatives. Under this methodology, both the derivative and the hedged item are measured at fair value. Only the derivative associated with the debentures was not considered pursuant to this methodology.

For the year ended December 31, 2008, derivative operations generated a net consolidated gain of R$153,448 (Note 29). At December 31, 2008, 100.00% of the Company’s foreign currency denominated debt was covered by asset positions on currency hedge transactions (swaps for CDI), which generated a net consolidated gain of R$152,671. The Company also has operations involving swap – CDI + spread vs. %CDI, in the principal amount of R$1,500,000, to cover fixed debentures spread, which generated gains of R$28. Swap operations – CDI vs. pre, in the principal amount of R$50,000, settled in 2008, generated a net consolidated gain of R$749 during the year.

At December 31, 2008, the balance of R$95,753 is recorded as assets and R$37,348 as liabilities, recognizing the position of derivatives as of that date.

Gains and losses for the year ended December 31, 2008, grouped by contracts, were posted to profit and loss accounts (Note 29), as required by CVM Instruction No. 475/08.

Sensitivity Analysis of the Company’s Risk Variables

CVM Instruction requires listed companies to disclose, in addition to the provisions of item 59 of CPC Technical Pronouncement No 14 - Financial Instruments: Recognition, Measurement and Disclosure, a table showing the sensitivity analysis of each type of market risk inherent in financial instruments considered relevant by management and to which the company is exposed at the closing date of each reporting period, including all operations involving derivative financial instruments.

In compliance with the foregoing, all the operations involving derivative financial instruments were evaluated considering a probable scenario and two scenarios that may adversely impact the Company.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of Reais, unless otherwise indicated)

Under the probable scenario, the projected realization of derivative financial instruments considered the future market curves (currency and interest) of BM&F Bovespa upon maturity of each operation. In this context, the probable scenario does not produce impacts on the fair value of financial instruments reported in the financial statements. The two unfavorable scenarios considered 25% and 50% decreases, respectively, for the risk variables upon maturity of the financial instruments.

Considering that the Company has derivative instruments only to cover its financial debt, the changes in scenarios are offset by changes the related hedged items, thus indicating that the effects are practically null. For these operations, the Company reported the fair value of the hedged item (debt) and of the hedge derivative financial instrument on separate rows in  the sensitivity analysis table in order to provide information on the Company’s net exposure for each of the three mentioned scenarios, as shown below:

Sensitivity Analysis – Net Exposure

Operation	Risk	Probable	25% Decrease	50% Decrease

Hedge (long position)	Derivatives (risk of USD decrease)	35,434	45,773	56,826
USD-denominated debt	Debts (risk of USD increase)	(35,425)	(45,765)	(56,819)
	Net Exposure	9	8	7

Hedge (long position)	Derivatives (risk of JPY decrease)	390,826	489,295	588,078
JPY-denominated debt	Debts (risk of JPY increase)	(390,826)	(489,295)	(588,077)
	Net Exposure	-	-	-

Hedge (long position)	Derivatives (risk of IGP-M decrease)	84,799	106,073	127,376
EUR-denominated debt	Debts (risk of IGP-M increase)	(84,799)	(106,073)	(127,376)
	Net Exposure	-	-	-

Hedge (Long position)	Derivatives (risk of CDI decrease)	1,524,371	1,586,066	1,646,533
Debentures (CDI)	Debentures (risk of CDI increase)	(1,524,371)	(1,586,066)	(1,646,533)
	Net Exposure	-	-	-

Hedge (Short position CDI)	Derivatives (risk of CDI increase)	(1,977,027)	(1,981,004)	(1,982,792)
	Net Exposure	(1,977,027)	(1,981,004)	(1,982,792)

Effect on changes in fair value		-	(3,977)	(5,767)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of Reais, unless otherwise indicated)

Assumptions for analysis of sensitivity

Risk Variable	Scenario I	Scenario II	Scenario III
USD	2.337	2.921	3.506
JPY	0.0258	0.032	0.039
EUR	3.2524	4.066	4.879
CDI	13.62%	17.03%	20.43%

The net exposure in CDI shown in the sensitivity analysis does not reflect the Company’s total exposure to the internal interest rate, considering that, as previously mentioned, the Company uses short-term investments based on the CDI rate variation as a partial “natural hedge” (R$1,709,013 at December 31, 2008).

In order to derive the net exposure, all derivatives were considered at fair value, as well as their associated debts (hedged items).

While the fair values shown in the table above are based on the status of the portfolio as of December 31, 2008, they do not reflect an estimated realization in view of the market dynamics, always monitored by the Company. The use of different assumptions may significantly impact estimates.

35.	Additional Information

On October 27, 2006, was published in São Paulo’s Official Municipal Gazette, decree nº 47,817 regulating the Law nº 14,023/05, which provides’ for the burial of all aerial cabling in the city of São Paulo, requiring public service concessionaries in the city to comply with the law. The Company is analyzing the effects of  this regulation to study its impacts.

36.	Summary of the differences between Brazilian GAAP (“Brazilian GAAP”) and Accounting Principles Generally Accepted in United States of America (“U.S. GAAP”)

The Company's accounting policies follow accounting practices adopted in Brazil (“Brazilian GAAP), which are based on the Brazilian Corporate Law (Law No. 6,404/76, as amended) and accounting standards and procedures established by the Brazilian Securities Commission (CVM). A summary of the Company’s principal current accounting policies that differ significantly from U.S. GAAP is set forth below.

a.	Change in basis of presentation

As mentioned in Note 3, the financial statements of the Company, subsidiaries and associates have been prepared based on the accounting practices adopted in Brazil, as well as on the rules issued by the Brazilian Securities and Exchange Commission (CVM), with due regard to the accounting standards set forth in the corporation law (Law No. 6,404/76), which include the new provisions introduced, amended and revoked by Law No. 11,638  and by Provisional Executive Act No. 449 as from January 1, 2008 as permitted by paragraph 10 under CVM Resolution No. 565, which  approved accounting statement CPC 13 – Initial Adoption of Law No. 11,638/07 and of Provisional Executive Act No. 449/08.; therefore, their financial statements for 2006, 2007 and 2008 have not been presented in conformity with the same accounting practices and, thus, are not comparable.

The impact of the adoption of the new accounting standard provisions in the net income and the shareholders’ equity under Brazilian GAAP for the year ended on December 31, 2008 are discussed in more details in Note 3.

For the year ended on December 31, 2008, the reconciliation of net income and shareholders’equity under Brazilian GAAP to U.S. GAAP reflects the new accounting provisions by the initial adoption of Law No.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of Reais, unless otherwise indicated)

11,638/07. For the years ended on December 31, 2007 and 2006 the financial data is stated at historical information.

b.	Monetary Restatement of 1996 and 1997

The Company changed the basis of presentation of its financial statements from the Constant Currency Method to Brazilian GAAP in 2003. Under Brazilian GAAP, the effects of monetary restatement are recorded until December 31, 1995.  Since Brazil was still considered a highly inflationary economy until 1997, the U.S. GAAP reconciliation herein presented includes an adjustment to record monetary restatement up to December 31, 1997. The amortization of the asset appreciation, which was originated from such monetary restatement has been recognized in the reconciliation to U.S. GAAP. The loss related to monetary restatement on disposal of such assets is classified for U.S. GAAP purposes as a component of other operating expenses.

c.	Different criteria for capitalizing and depreciating capitalized interest

Until December 31, 1998, under Brazilian GAAP, as applied to companies in the telecommunications industry, interest attributable to construction-in-progress was computed at the rate of 12% per annum of the balance of construction-in-progress and that part which related to interest on third party loans was credited to interest expense based on actual interest costs with the balance relating to its own capital being credited to capital reserves. Since January 31, 1999, as permitted under Brazilian GAAP, the Company did not capitalize interest attributable to construction-in-progress under Brazilian GAAP.

Under U.S. GAAP, in accordance with the provisions of SFAS 34, interest incurred on borrowings is capitalized to the extent that borrowings do not exceed construction-in-progress. The credit is a reduction of interest expense. Under U.S. GAAP, capitalized interest is added to the individual assets and is depreciated over their useful lives. Under U.S. GAAP, the amount of interest capitalized excludes the monetary gain associated with the borrowings and the foreign exchange gains and losses on foreign currency borrowings. The U.S. GAAP differences between the accumulated capitalized interest on disposals and the accumulated depreciation on disposals relate to the differences between capitalized interest and related accumulated depreciation under Brazilian GAAP and U.S. GAAP, which is included in the net book value of disposed property, plant and equipment.

The effects of these different criteria for capitalizing and depreciating capitalized interest are presented below:

	2008	2007	2006
Capitalized interest difference
U.S. GAAP capitalized interest:
Interest which would have been capitalized and credited to income under U.S. GAAP (interest incurred on loans from the Company's parent and from third parties, except in years where total loans exceeded total Construction in progress, when capitalized interest is reduced proportionately)	53,940	34,475	35,151
Capitalized interest on disposals	(16,971)	(10,097)	(11,426)
	36,969	24,378	23,725
Less Brazilian GAAP capitalized interest:
Capitalized interest on disposals	16,737	10,091	11,577

U.S. GAAP difference	53,706	34,469	35,302

Depreciation of capitalized interest difference
Depreciation under Brazilian GAAP	-	-	134,785
Capitalized interest on disposals	(16,737)	(10,091)	(8,966)
	(16,737)	(10,091)	125,819

Less: Depreciation under U.S. GAAP	(167,050)	(173,888)	(182,779)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of Reais, unless otherwise indicated)

U.S. GAAP difference in accumulated depreciation on disposals	13,389	6,240	8,849
	(153,661)	(167,648)	(173,930)

U.S. GAAP difference	(170,398)	(177,739)	(48,111)

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

Under Brazilian GAAP, if there is sufficient information available, multiemployer defined benefit pension plans and other postretirement benefits should be accounted as if they were single employer plans. As such, under Brazilian GAAP the Company recognized actuarial liabilities corresponding to its share in multiemployer plans, while under U.S. GAAP, the Company recognizes only contributions due to the plan each year.

Under Brazilian GAAP actuarial gains and losses are recognized immediately in income. Under U.S. GAAP, the Company uses the corridor approach allowed under FAS 87.

A summary of the difference between Brazilian GAAP and U.S. GAAP in accrued pension and other post-retirement plans liabilities is as follows:

	2008			2007
	U.S. GAAP	Brazilian GAAP	Accumulated Difference	U.S. GAAP	Brazilian GAAP	Accumulated Difference
Active employees defined pension – PBS, Visão CTB	(38,502)	26,482	(64,984)	(49,227)	20,790	(70,017)
Multiemployer health care plan – PAMA	-	122,288	(122,288)	-	74,636	(74,636)
Accrued pension (postretirement benefit)	(38,502)	148,770	(187,272)	(49,227)	95,426	(144,653)

e.	Earnings per share

Under Brazilian GAAP, net earnings per share is calculated based on the number of shares outstanding at the balance sheet date.

Under U.S. GAAP the Company applies the Financial Accounting Standards Board - FASB issued SFAS No. 128, “Earnings per Share”, which required calculation based on the weighted average number of share outstanding over the year.

Since the preferred and common shareholders have different dividend, voting and liquidation rights, basic and diluted earnings per share have been calculated using the “two-class” method. The “two-class” method is an earning allocation formula that determines earnings per share for preferred and common

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of Reais, unless otherwise indicated)

stock according to the dividends to be paid as required by the Company’s bylaws and participation rights in undistributed earnings.

Basic earnings per common share is computed by reducing net income by distributable and undistributable net income available to preferred shareholders and dividing net income available to common shareholders by the number of common shares outstanding. Since preferred shareholders have a liquidation preference over common shareholders, net losses are not allocated to preferred shareholders. Net income available to preferred shareholders is the sum of the preferred stock dividends and the preferred shareholders’ portion of undistributed net income. Undistributed net income is computed by deducting total dividends (the sum of preferred and common stock dividends) from net income. Undistributed net income is shared equally by the preferred and common shareholders on a “pro rata” basis. As of December 31, 2008, the Company  had a contingent obligation to issue shares to the controlling shareholder for the amount of the tax benefit realized relating to the merger of Telefônica Data do Brasil Participações Ltda on November 11, 2008 (See Note 2b) amounted R$3,154 under Brazilian Corporate Law (equivalent to 28,947 Common Shares and 44,300 Preferred Shares).

The Company's preferred shares are nonvoting except under certain limited circumstances and are entitled to receive dividends that are 10% higher than those attributed to common shares since 2002. For 2008, the Company paid dividends of R$5.182198 per preferred share (R$4.711088 per common share) (See Note 22.e.).

The computation of basic and diluted earnings per share is as follows:

	2008		2007		2006
	Common	Preferred	Common	Preferred	Common	Preferred
Basic numerator
Actual dividends declared	794,334	1,747,604	914,859	2,012,773	978,193	2,151,411
Allocated undistributed Earnings	(13,069)	(28,752)	(174,233)	(383,328)	(62,318)	(137,041)
Allocated U.S. GAAP net income available for common and preferred shareholders	781,265	1,718,852	740,626	1,629,445	915,875	2,014,370
Basic denominator
Weighted-average shares outstanding	168,609,292	337,232,189	168,609,292	337,232,189	167,242,724	334,342,809
Basic earnings per share	4.63	5.10	4.39	4.83	5.48	6.02

Diluted Numerator
Actual dividends declared	794,334	1,747,604	914,859	2,012,773	978,193	2,151,411
Allocated undistributed Earnings	(13,069)	(28,752)	(174,233)	(383,328)	(62,318)	(137,041)
Allocated U.S. GAAP net income available for common and preferred shareholders	781,265	1,718,852	740,626	1,629,445	915,875	2,014,370
Basic denominator

Weighted-average shares outstanding	168,638,238	337,276,489	168,609,292	337,232,189	167,242,724	334,342,809
Diluted earnings per share	4.63	5.10	4.39	4.83	5.48	6.02

f.	Disclosure requirements

U.S. GAAP disclosure requirements differ from those required by Brazilian GAAP. However, in these consolidated financial statements, the level of disclosure has been expanded to comply with U.S. GAAP.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of Reais, unless otherwise indicated)

g.	Income taxes

The Company records deferred income taxes for temporary differences between the tax and reporting basis of assets and liabilities. Under Brazilian GAAP, the methods of recording of deferred taxes are substantially in accordance with SFAS 109, “Accounting for Income Taxes”.

Under Brazilian GAAP, deferred taxes are presented gross, whereas US GAAP requires deferred tax items to be presented net  for each company in the consolidated financial statements and for each tax jurisdiction.

Under Brazilian GAAP, the effects of the increase in tax rate from 33% to 34% on the merger tax credit are credited to income each year as the benefit is realized. Under U.S. GAAP, this benefit would be credited to shareholders’ equity. Immediately with the effect of any assessment of the related deferred tax asset for recoverability. The effect of any valuation allowance  if required is also recognized in equity in the same year. Otherwise, any change in judgment in subsequent period is recognized through income.

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

The Company and its subsidiaries file, separately, income tax returns in the Brazilian federal jurisdiction and are generally no longer subject to federal income tax examinations by tax authorities for years before 2003. As a large taxpayer, the Company is under continuous examination by the Brazilian federal tax authorities.

Management does not believe there will be any material changes related to uncertain tax positions over the next 12 months.

h.	Financial income (expense)

Brazilian GAAP requires financial income (expense) to be shown as part of operating income. Under U.S. GAAP, financial income (expense) would be shown after operating income.

i.	Permanent assets

Brazilian GAAP had a category of assets entitled “permanent assets”. This was the collective name for all assets on which indexation adjustments were calculated until December 31, 1995 in the corporate

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of Reais, unless otherwise indicated)

and tax accounts of Brazilian companies. As from January 1, 2008, Law No.11,638/07 became effective and the assets in this classification would be non-current assets, similar to U.S. GAAP.  For the years ended on December 31, 2007 and 2006, the Company classified these assets in its financial statements to non-current assets for better comparability.

Gains or losses on the disposal of permanent assets  were recorded under Brazilian GAAP as nonoperating income (expense), net until January 1, 2008. As from this date, with the  adoption of Law No.11,638, as described in Note 3, gains and losses on disposals of property, plant and equipment were classified as other operating income (expense) for the year 2008 similar to U.S. GAAP., For the years ended on December 31, 2007 and 2006, the Company also classified their to other operating income (expense) to better comparability.

j.	Offset balances

Under Brazilian GAAP, the amounts of the escrow deposits linked to the reserve for contingencies and taxes payable are shown as deductions from the recorded liabilities. As shown in notes 17 and 20 escrow deposits amounting to R$431,228 and R$346,761 of December 31, 2008 and 2007, respectively, are linked to such reserves. Under U.S. GAAP they would be presented separately in current or noncurrent assets instead of contraprovision.

Also, under Brazilian GAAP, the amounts to be paid to Abril Group for the acquisition of Navytree correspond to R$293,790 as of December 31, 2007, of which R$270,000 is retained in financial application in name of the Company and the presentation is by net value (see Note 21). Under U.S. GAAP, it would be presented  separately in current assets instead of contraprovision.

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

Donations and subsidies for investments

Under Brazilian GAAP, until January 1st, 2008, date of the first adoption by the Company of Law No. 11,638, equipment received free of charge (donations) were recorded at fair value, with a corresponding credit to capital reserve, which was amortized into result of operations based on realization of the corresponding asset. As from that date, donations were recorded at fair value, with a corresponding credit to deferred revenue, which is amortized into result of operations based on realization of the corresponding asset and the remaining balance existing on December 31, 2007 was kept in capital

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of Reais, unless otherwise indicated)

reserve, until its complete realization. For U.S. GAAP purposes, the credit to capital reserves would be classified as a reduction of the related asset and amortized to reduce depreciation expense.

l.	Loans, Financing and Debentures

Under Brazilian GAAP,  accrued interest is presented together with the related debt (loans, financing, or debentures). Under US GAAP, accrued interests amounting to R$43,159 and R$54,314, on December 2008 and 2007, respectively, would be classified together with other accruals.

m.	Valuation of Long-Lived Assets and Goodwill

Under Brazilian GAAP, as from January 1, 2008, with the first adoption of Law No. 11,638, under CPC 01 Impairment on Long-lived Assets, an impairment is recognized on long-lived assets, such as property, plant and equipment and intangible assets, if the expected discounted operating cash flows generated by the respective asset is not sufficient to cover its book value (see Note 4.h.). Under U.S. GAAP, the Company and evaluates long-lived assets for impairment using the criteria set forth in SFAS No. 144, “Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to Be Disposed Of”. In accordance with this Standard, the Company periodically evaluates the carrying value of long-lived assets to be held and used, when events and circumstances warrant such a review. The carrying value of long-lived assets is considered impaired when the anticipated undiscounted cash flow from such assets is separately identifiable and is less than their carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the assets.

Under Brazilian GAAP, the amount of goodwill impairment, if any, was measured based on projected undiscounted future operating cash flows until January 1, 2008, date of the first adoption of Law No. 11,638/07. As from this date, under CPC 01  Impairment on Long-Lived Assets,  the Company identifies its cash generating unit and determines the carrying value of each cash generating unit by assigning the assets and liabilities, including the existing goodwill and intangible assets. The Company then determines the fair value of each cash generating unit by expected discounted operating cash flows generated by the cash generating unit. If the carrying amount of a cash generating unit exceeds its fair value, an impairment loss is recognized first to goodwill until it is reduced to zero and then proportionally to other long-lived assets.

Under U.S. GAAP, pursuant to SFAS No. 142, “Goodwill and Other Intangible Assets”, goodwill is subject to a yearly impairment test. In performing the yearly impairment test, the Company identifies its cahs generating unit and determines the carrying value of each cash generating unit by assigning the assets and liabilities, including the existing goodwill and intangible assets. The Company then determines the fair value of each cash generating unit and compares it to the carrying amount of the cash generating unit. If the carrying amount of a cash generating unit exceeds the fair value of the cash generating unit, a second step of the impairment test is performed which involves the determination of the implicit fair value of the cash generating unit by performing a hypothetical purchase price allocation. If the implicit value of the goodwill exceeds the book value, an impairment is recognized.

On December 31, 2008, the Company performed an impairment test for Long-Lived assets and goodwill under Brazilian GAAP and U.S. GAAP  and determined that the recognition of an impairment loss was not required, since the present value of future cash flows was higher than the carrying amount of those assets. In 2007, under U.S. GAAP, the Company recognized an impairment loss for goodwill related to Figueira in amount of R$32,625.

The changes in the carrying amount of goodwill under U.S. GAAP as of December 31, 2008 and 2007:

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of Reais, unless otherwise indicated)

	Consolidated
	2008	2007

Balance at January 1	844,689	411,377
Additions	39,751	465,937
Impairments	-	(32,625)
Balance at December 31	884,440	844,689

n.	Recognition of gains from disputed taxes

The Finsocial (tax on sales), currently COFINS, was a tax calculated on operating gross revenue at a rate of 0.5%, that had been increased to 2.0%. The rate increase has been disputed in court and CTBC (merged into the Company) has offset the amounts related to the increase in rates against COFINS (tax on sales). Under U.S. GAAP, this amount was considered a gain contingency in accordance with FASB Statement 5, which would not be recognized until receipt of the benefit were to be considered full and final. In 2006, the Company recognized it as a liability for Brazilian GAAP purposes, which eliminated the GAAP difference.

o.	Research and development costs

Under Brazilian GAAP companies are allowed to capitalize research and development costs. Since 2005, no more research and development costs have been capitalized and the amortization for the year ended December 31, 2008, 2007 and 2006, was R$3,262,, R$4,982 and R$8,495, respectively. The capitalized research and development costs , comprised mainly of contributions to the Centro de Pesquisa e Desenvolvimento da Telebrás (Research and Development Center of Telebrás). Under U.S. GAAP these costs would be expensed as incurred in accordance with SFAS 2, Accounting for Research and Development Costs.

p.	Revenue recognition

Under Brazilian GAAP, revenues from activation fees are recognized upon activation of a customer’s services. Under U.S. GAAP, revenues from activation fees are deferred and amortized over the estimated expected service period of the customer. Incremental direct costs associated with such activations services are deferred and amortized over the same period. As of December 31, 2008 and 2007, the total balance of deferred activation fees revenues, net of sales taxes and associated costs amounts to R$378,471 and R$347,588, respectively, and the accumulated amortization amounts to R$330,027 and  R$303,294, respectively.

The interconnection fee paid by the Company to other telecommunication operators related to the use of prepaid telephone cards outside its region is registered as a reduction of the public telephones revenues. According to U.S. GAAP, such payment would be classified as a cost of service. Thus, such difference of accounting principle  affects neither the net income nor the shareholders’ equity under U.S. GAAP.

q.	Value-added and other sales taxes

Under Brazilian GAAP, value-added and other sales taxes are deducted from gross operating revenue to arrive at net operating revenue. Under U.S. GAAP, certain of these taxes could be recorded as cost of services. Accordingly, this difference in accounting principle has no impact on net income (loss) or upon shareholders’ equity. The impact of this difference under U.S. GAAP was to increase both revenues and cost of services by R$5,978,565, R$5,575,502 and R$5,530,866 for 2008, 2007 and 2006, respectively.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of Reais, unless otherwise indicated)

r.	Business combinations

r.1.      Merger of  Telefónica Data Brasil Participações Ltda (“DABR”) and Telefônica Televisão Participações S.A. (“TTP”, formerly Navytree) into the Company

As shown in Note 2b), on November 30, Telefônica Data Brasil Participações was merged into the Company. As both companies Telesp and DABR were under common control and as DABR was a wholly-owned of the controlling shareholders, such transaction was accounted for under both Brazilian GAAP and U.S. GAAP (EITF 94-10) by the book value of net assets contributed by controlling shareholders in the amount of R$63,397, as follows.:

Captions of shareholders’ equity:	Brazilian GAAP
Capital	282
Special premium reserve (i)	63,074
Retained earnings (ii)	41
Total	63,397

(i)
Represents the future tax benefit to be earned by amortization of the premium transferred. The portion of special premium reserve corresponding to the benefit may be, at the end of each fiscal year, capitalized to the benefit of the controlling shareholder upon the issue of new shares (see Note 2b).

(ii)	Under U.S. GAAP this capital contribution was reclassified from retained earnings to capital reserves.

The merger of Telefônica Televisão Participações S.A., a wholly-owned subsidiary, into the Company was accounted by the book value of nets assets merged under both Brazilian GAAP and U.S. GAAP. Consequently, this transaction had no impact on consolidated shareholders’ equity, under Brazilian GAAP and U.S. GAAP.

r.2.     Purchase accounting for the acquisition of Telefônica Televisão Participações S.A. (formerly Navytree Participações Ltda)

On October 1, 2007, the Company acquired control of Navytree Participações Ltda. (“Navytree”), which has as wholly-owned subsidiary Lightree Sistemas de Televisão Ltda (“Lightree”) and as affiliates Comercial Cabo TV São Paulo (“Cabo SP”) through Lemontree Participações (“Lemontree”) and TVA Sul Paraná S.A. (“TVA Sul”) through  GTR-T Participações e Empreendimentos S.A.(“GTR”) (see Note 2) , The purchase price paid was R$897,170, with an additional cost acquisition of R$4,682, totaling the amount of R$901,852.

The Company recognized goodwill in the amount of R$848,308. Such goodwill has been amortized under Brazilian GAAP and has been reversed for U.S. GAAP purposes. This transaction was accounted for using the purchase method in accordance with SFAS 141, with the purchase price being allocated to the assets acquired and liabilities assumed based on the respective fair value.  For U.S. GAAP purposes, the purchase price of such acquisition was allocated as follows:

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of Reais, unless otherwise indicated)

2007 Acquisition
Amounts of the historical net assets of Navytree Participações under U.S. GAAP (I)	51,733
Fair Value adjustments:
Property, plant and equipment (a)	(11,312)
Intangible assets:
Customer portfolio (b)	68,723
License (c)	312,654
Deferred Income Tax	(125,822)
Goodwill (d)	505,688
Subtotal (II)	749,931

Investment in associates under equity method (e) (III)	100,188

Purchase Price, including direct costs of R$4,682.(I+II+III)	901,852

a.	Amortized over 1.95 years, representing the weighted-average of remaining useful lives of the relating assets.
b.	Amortized over 5.87 years, representing the average customer life.
c.	MMDS technology license with indefinite useful life, but subject to annual impairment test.
d.	Under U.S. GAAP goodwill is not amortized but subject to annual impairment test. Under Brazilian GAAP we recorded goodwill of R$848,308, which is amortized based on future profitability.
e.	Acquisition of shareholdings in associates TV Cabo São Paulo S.A. and TVA Sul Paraná S.A. The summary of related financial information is as follows:

Balance Sheet	TV Cabo São Paulo S.A.	TVA Sul Paraná S.A.
	2007	2007
Assets
Current assets	45,593	7,671
Noncurrent assets	-	21,295
Permanent Asset	97,577	10,799

Total assets	143,170	39,765

Liabilities
Current liabilities	61,736	7,867
Long-term liabilities	51,337	22,018
Deferred income	7,836	1,117
Total liabilities	120,909	31,002

Income Statement	TV Cabo São Paulo S.A.	TVA Sul Paraná S.A.
	For three months period ended on December 31, 2007	For three months period ended on December 31, 2007

Net operating revenue	48,196	30,505
Operating income	7,024	2,623
Net income (loss)	(2,304)	1,669

Following are the components of the U.S. GAAP adjustment in shareholders’ equity related to such acquisitions as of December 31, 2008 and 2007:

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of Reais, unless otherwise indicated)

	2008	2007

Purchase accounting on acquisition of Navytree Participações:
Reversal of goodwill recorded under Brazilian GAAP	(780,693)	(852,888)
Property, plant and equipment fair value adjustment	(11,312)	(11,312)
Depreciation of fair value of property, plant and equipment adjustment	7,938	(101)
Customer portfolio intangible asset recorded in U.S. GAAP	68,723	88,404
Amortization of customer portfolio	(14,640)	(3,736)
Intangible related to license recorded in U.S. GAAP	312,654	348,005
Goodwill recorded under U.S. GAAP	505,688	465,937
Fair value adjustment to investment in associates under equity method	91,918	113,265
Deferred income tax	(125,822)	(144,533)
Total of the U.S. GAAP adjustments related to acquisition of Navytree Participações	54,454	3,011

r.3. Purchase accounting for the merger of Telefônica Data Brasil Holding S.A. (TDBH)

Under Brazilian GAAP, the exchange of all shares issued by the Company to effect a merger with TDBH on April, 28 2006, was recorded based on the book value of the net assets of TDBH, and the purchase price was considered to be the book value of the shares issued. Under U.S. GAAP, the purchase price would be the market value of the shares issued by the Company. As Telesp and TDBH were under common control, only the part of noncontrolling equity interests acquired would be recorded at the fair value of the net assets. The difference between the fair value for the minority interest shares and the book value in U.S. GAAP was R$9,264, which R$5,238 (net of tax) was allocated to surplus value on fixed assets and the remaining balance of recognized as goodwill. The depreciation of the surplus value on fixed assets is based on the average of depreciation rate for TDBH’s assets.

r.4. Reversal of goodwill amortization under Brazilian GAAP

As a result of the corporate restructuring of July 28, 2006, the Company merged goodwill generated from the acquisition of investment at Figueira Administração e Participações S.A., which held telecommunications network operating assets of Banco Itaú S.A. that occurred in 2001.

Under Brazilian GAAP, this goodwill has been amortized over a period of five years. Under U.S. GAAP, the positive difference between the amount paid and the fair value of the assets acquired and liabilities assumed shall be allocated for items which had not been recognized in the balance sheet of the acquired company, as long as meeting all the requirements for recognition. In case of remaining positive difference, it shall be allocated to goodwill and not amortized. In the Figueira acquisition, R$205,754 was allocated to intangible assets – Customer Portfolio, which has been amortized in 10 years, and the difference was recognized as goodwill, which cannot be amortized for US GAAP purposes.

r.5. Merged goodwill – Katalyx and Adquira (TDBH)

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

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of Reais, unless otherwise indicated)

r.6. Business Combination – Santo Genovese

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

The Company initially recognized goodwill in the amount of R$119,820 and classified the goodwill under other assets in the Balance Sheet for the year ended December 31, 2004. Such goodwill has been amortized under Brazilian GAAP and has been reversed for U.S. GAAP purposes. This transaction was accounted for using the purchase method in accordance with SFAS 141, with the purchase price being allocated to the assets acquired and liabilities assumed based on the respective fair value. Under U.S. GAAP, the allocated fair value related to intangible assets (Customer Portfolio) has being amortized over ten years. For U.S. GAAP purposes, the purchase price of such acquisition was allocated as follows:

2004 Acquisition
Amounts of the historical net assets of Santo Genovese under U.S. GAAP	(3,945)
Fair Value adjustments:
Intangible assets – customer portfolio.	55,500
Debt	(5,275)
Goodwill.	86,671
Deferred Income Tax	(17,076)
Purchase Price.	115,875

r.7. Reversal of AIX negative goodwill

Under Brazilian GAAP, negative goodwill from the acquisition of Aix de Participações was amortized over two years as from January 1, 2007. Under U.S. GAAP, since the Aix de Participações shareholders’equity at the date of acquisition was equal to purchase price, no negative goodwill was generated.

r.8. Purchase accounting for the exchange of the Company´s shares for minority interest shares in former subsidiaries Telesp and CTBC

Under Brazilian GAAP, the exchange of all shares issued by the Company for minority interests in Telesp and CTBC was recorded based on the book value of the net assets of Telesp and CTBC, and the purchase price was considered to be the book value of the shares issued. Under U.S. GAAP, the purchase price would be the market value of the shares issued by the Company, and the minority interests acquired would be recorded at the fair value of the net assets. The purchase price of the Telesp and CTBC was R$665,692, lower than the net assets acquired. Under U.S. GAAP this difference reduces the fixed assets. The depreciation expense related to those fixed assets is adjusted in the reconciliation of net income under U.S. GAAP.

r.9. Sale of Ceterp Celular

Under Brazilian GAAP, when Ceterp was purchased it was recorded at the book value of the net assets of Ceterp, and no distinction was made for Ceterp Celular, the cellular phone business of Ceterp. At the time of the purchase of Ceterp, the Company was obligated to dispose of the cellular business

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of Reais, unless otherwise indicated)

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

s.	Derivative instruments

As mentioned in Note 34, the Company contracted foreign currency swap contracts for short and long-term agreements at various exchange rates, in the notional amount of R$494.2 million (US$ 10.9 million, JPY15,042.3 million and EUR 24.8 million) and R$904 million (US$146.4 million, JPY40,029.5 million and EUR4 million) at December 31, 2008 and 2007, respectively. The Company also contracts swaps CDI + 0.35% for the percentage of CDI in the amount of R$1,500 million, flows similar to the debentures issued by company with maturity in 2010. Under Brazilian GAAP, until December 31, 2007, swap contracts were recorded at the notional amount multiplied by the terms of the contract as if they had been settled at the balance sheet date. As from January 1 2008, under Brazilian GAAP, all derivative instruments are recorded in the balance sheet at fair value (see Note 3b).

Under U.S. GAAP, the Company applies SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” which was subsequently amended by SFAS Nos. 137 and 138.  SFAS No. 133 must be applied to all derivative instruments and certain derivative instruments embedded in hybrid instruments and it requires that such instruments be recorded in the balance sheet either as an asset or liability measured at its fair value. Changes in the derivative’s fair value are recognized currently in earnings unless specific hedge accounting criteria are met.

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

Beginning in January 2003, the Company began designating a portion of new derivative contracts as fair value hedges of its foreign currency denominated debt.  The Company had R$468.8 million (JPY 15,042.3 million and EUR 24.8 million) as of December 31, 2008 and R$875.7 million (US$130.5 million, JPY 40,029.5 million and EUR4 million) as of December 31, 2007, of notional value cross currency swap contracts with a fair value of R$475.6 million for 2008 (R$912.4 million for 2007) designated as fair value hedges of a portion of the Company´s foreign currency denominated debt. The Company is hedging the related foreign currency (US dollar, Japanese yen and Euro) and interest rate risk associated with such indebtedness. The Company calculates the effectiveness of these hedges both at inception and on an ongoing basis (i.e., at least quarterly). Since these derivative contracts qualify for hedge accounting under U.S. GAAP, the gain or loss on the hedged item attributable to the hedged risk adjusts the carrying amount of the hedged item and is recognized in earnings. At December 31, 2008 and 2007, the value of the Company’s debt subject to these accounting hedges is lower by R$2.5 million and higher by R$2.1 million, respectively, representing the related mark-to-market adjustment, which was recorded in the statement of operations as part of financial income/expense. For the year ended December 31, 2008, no ineffectiveness was included in earnings. Ineffectiveness of R$(1.9 million) for the year ended December 31, 2007, was included in earnings. The U.S. GAAP adjustment reflects differences in the designation of some derivative contracts as fair value hedge under Brazilian GAAP and U.S. GAAP.

The Company’s remaining derivative contracts at December 31, 2008 have not been designated as accounting hedges.  Such derivatives were also recorded at fair value in the consolidated balance sheets at

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of Reais, unless otherwise indicated)

December 31, 2008.  The U.S. GAAP adjustment also includes expenses of R$0.08 million in 2008 (income of R$1.25 million in 2007 and R$0.82 million in 2006, respectively) related to the difference between the recorded value of these derivative instruments under Brazilian GAAP and U.S. GAAP.

For the years ended December 31, 2008 and 2007, the Company decided not to contract hedges to nonfinancial liabilities denominated in foreign currencies. The Company, however, is still monitoring the results of such nonfinancial liabilities and may contract new hedges in the future if such nonfinancial exposure becomes relevant or if the Company so decides for any other reason.

t.	Deferred charges

Pre-operating expenses recorded as deferred charges for Brazilian GAAP have been expensed for U.S. GAAP purposes. The effects of deferred assets amortization on net income for the years ended on December 31, 2008, 2007 and 2006 are R$8,450, R$5,978 and R$13,425, respectively.

u.	Consolidation method

Under Brazilian GAAP, equity investments in joint ventures are consolidated proportionally, according to the Company’s interest in each joint venture. Under U.S. GAAP, investments in joint ventures would not be consolidated, but rather recorded under the equity method of accounting. For U.S. GAAP, the Company’s investment on the net equity and the equity in net income or loss would be recorded as a singleline item. The investments in Companhia ACT de Participações, Aliança Atlântica and Companhia AIX de Participações had the following impact on the consolidated financial statements for Brazilian GAAP:

Balance Sheet	ACT		AIX		Aliança Atlântica
	2008	2007	2008	2007	2008	2007
Assets
Current assets	16	14	5,233	6,284	6,470	4,042
Noncurrent assets	-	-	67,092	61,056	-	-
Permanent Asset	-	10	15,650	25,793	57,703	53,202

Total assets	16	24	87,975	93,133	64,173	57,244

Liabilities
Current liabilities	-	2	2,228	9,601	30	9
Long-term liabilities	-	-	29,080	17,236	-	-
Deferred income	-	-	-	-	-	-
Total liabilities	-	2	31,308	26,837	30	9

Income Statement	ACT			AIX			Aliança Atlântica
	2008	2007	2006	2008	2007	2006	2008	2007	2006

Net operating revenue	26	26	25	12,340	9,996	11,471	-	-	-
Cost of goods and services	-	-	-	(14,670)	(15,927)	(15,966)	-	-	-
Operating expenses	(23)	(28)	(26)	(1,923)	(7,446)	(2,140)	4,964	4,964	(68)
Financial expense, net	-	-	-	(4,512)	(4,656)	(4,726)	160	160	25
Other revenues (expenses)	-	-	-	(421)	-	-	(13,929)	4,161	1,973
Income Tax and Social Contribution	-	-	-	(1,217)	(1,151)	(1,837)	-	-	-
Net income	3	(2)	(1)	(10,402)	(19,184)	(13,198)	(8,805)	9,285	1,930

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of Reais, unless otherwise indicated)

The Company has analyzed its participation over Cabo SP, Lemontree, TVA Sul and GTR-T  and the transaction was considered not material under the scope of FIN46 as of December 31, 2008 and that those entities are under legal control of Abril Group.

v.	Comprehensive income

SFAS 130 “Reporting Comprehensive Income” establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements.  The objective of the statement is to report all changes in shareholders’ equity that result from transactions and other economic events of the period other than transactions with owners (“comprehensive income”). Comprehensive income is the total net income and other nonowner equity transactions that result in changes in net equity.

For Brazilian GAAP purposes, under CPC Technical Pronouncement No. 02, as mentioned in Note 3.d., translation adjustments electing to foreign subsidiary is recognized in  equity as from January 1, 2008. Under U.S. GAAP, translation adjustment is recognized in equity. The income effect was reversed for Brazilian GAAP for the years ended on December 31, 2007 and 2006.

For the years ended December 31, 2008, 2007 and 2006, the components of comprehensive income include foreign currency translation adjustments related to the investments that have functional currency other than Brazilian Reais, application since 2006 of SFAS158 - adjustment related to unrecognized gain or loss and net transition obligation,  additional minimum liability calculated in accordance with SFAS 87 through 2006, and fair value of available for sale equity securities in Portugal Telecom, and other investments which are recorded at fair value for U.S.GAAP purposes in accordance with SFAS 115. The following represents the statement of comprehensive income prepared under U.S. GAAP:

Statement of Comprehensive Income	2008	2007	2006

Net Income per U.S. GAAP	2,500,117	2,370,071	2,930,245

Other Comprehensive Income:
Foreign currency translation adjustments – Aliança Atlântica	862	(4,161)	1,061
Pension Plan – SFAS158, net of tax	(14,820)	14,166	27,373
Minimum liability – SFAS87, net of tax	-	-	8,614
Fair value of available for sale equity securities – SFAS 115, net of tax	(24,982)	(7,781)	28,011
Total	(38,940)	2,224	65,059

Comprehensive income	2,461,177	2,372,295	2,995,304

w.	Acquisition of the IP network and I-Telefônica

On December 2002, the Company acquired the assets and customer portfolio for the “IP Comutado” and “Speedy Link” services of Telefônica Empresas S.A (See Note 13). In 2003, the Company’s subsidiary, A. Telecom S.A. entered into an agreement with an affiliate, Terra Networks Brasil S.A., for the purchase of certain software used to provide free access service to Internet, called I-Telefônica. Under Brazilian GAAP these transactions were recorded at fair market value of the net assets acquired. Under U.S. GAAP, transfers and exchange of nonmonetary assets between entities under common control should be recorded at historical cost. Thus, for U.S. GAAP purposes the difference between fair market value and historical cost of assets has been recorded directly to shareholders´ equity as capital distributed.  Subsequent period adjustments reverse the amortization of the fair value recognized under Brazilian GAAP.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of Reais, unless otherwise indicated)

x.	Leases

Atrium Telecomunicações Ltda. (merged into subsidiary A.Telecom) has leased certain computer hardware and switching equipment under a noncancelable lease. Under Brazilian GAAP, all leases are considered to be operating leases, with lease expense recorded when paid until January 1, 2008. As from this date, with the first adoption of Law No.11,638/07, in conformity with CPC 06 – Leases, approved by CVM Resolution No. 554, dated November 12, 2008, this lease is considered a capital lease. Therefore, for Brazilian GAAP and U.S. GAAP, the Company is required to record the asset at the present value of the minimum lease payments with a corresponding debt obligation. Depreciation is recorded over the estimated useful life of the asset. Interest expense is recognized over the life of the lease and payments under the lease are amortized to principal and interest under the effective interest method.

For the years ended on December 31, 2007 and 2006, the reconciliation of net income and for the year ended on December 31, 2007, the reconciliation of shareholders’ equity from Brazilian GAAP to U.S. GAAP reflect the recorded adjustments to capital lease under U.S. GAAP, since under Brazilian GAAP all leases were considered to be operating leases.

y.	Sale-type lease – “Posto Informático”

In 2007, A.Telecom, subsidiary of the Company began to commercialize an integrated IT solution named “Posto Informático” allowing access to Internet, connection of private networks and rental of IT equipment to its customers. Under Brazilian GAAP, until January 1, 2008, date of the first adoption of Law No. 11,638/07 revenue from the provision of this service is recognized in income on a monthly basis as rental services over the term of contract. As from this date, under CPC Technical Pronouncement No. 6, as mentioned in Note 3.a., in the capacity of lessor, the Company executed lease agreements for IT equipment (Posto Informático) that meet the criteria of finance leases. On the date the equipment is installed, income is recognized for the present value of lease payments and matched with accounts receivable. Investments made in the acquisition of equipment are recorded as “Inventories” and recognized as lease costs upon installation. The difference between gross and net investment value is recognized as unrealized financial income and the related financial expenses are posted to each period over the lease term reflecting a periodic interest rate on the outstanding liability balance.

Under U.S. GAAP, this transaction is accounted for as a multiple element arrangement whereby revenues are allocated to the lease and non-lease deliverables included in the bundled arrangement based upon the estimated relative fair values of each element. The revenues from access to Internet and connection of private networks are recognized on a monthly basis as communication services over the term of lease contract, and the revenue from sale-types lease of IT equipment is recognized when the equipment is installed at the customer premises and risks and benefits of ownership have been transferred.

z.	Payment of dividends and interest on capital

In accordance with the Company’s Bylaws, the Board of Directors can approve the distribution of interim dividends and interest on share capital throughout the course of the year. Under both Brazilian GAAP and U.S. GAAP, these payments are recognized when they are formally declared by the Board. However, in accordance with Brazilian GAAP, the Company’s financial statements are required to reflect as a liability, dividends that exceed mandatory dividends when they are proposed by management. This differs from U.S. GAAP in that under U.S. GAAP, these payments would be recognized only after they are formally approved at the Annual Shareholders’ Meeting that occurs the following year. Thus, under U.S. GAAP, on December 31, 2008 and 2007, dividends of R$395,109 and R$350,938 would be reclassified from liabilities to shareholders’ equity (see Note 18).

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of Reais, unless otherwise indicated)

aa.	Present value discount on noncurrent recoverable VAT (or ICMS)

Under Brazilian GAAP, as from January 1 2008, noncurrent indirect taxes recoverable (VAT or ICMS) are discounted at present value. Under U.S. GAAP, according to APB 21, such assets are not subject to discounting.

Net income reconciliation of the difference between U.S. GAAP and Brazilian GAAP

	2008	2007	2006
Consolidated net income as reported under Brazilian GAAP	2,419,971	2,362,960	2,816,151
Add (deduct):
Different criteria for:
b) Amortization of monetary restatement of 1996 and 1997	(37,127)	(38,951)	(36,722)
c) Capitalized interest	53,706	34,469	35,302
c) Depreciation of capitalized interest	(170,398)	(177,739)	(48,111)
Contributions to plant expansion:
k) Amortization and realization of deferred credit and amortization of donations	32,837	32,486	30,882
d) Pension and other postretirement benefits – See Note 37.e)	65,071	28,054	37,109
r.8) Decrease in depreciation expense due to reduction of fixed assets for fair value in excess of purchase price on merger of Telesp and CTBC	45,031	45,284	45,069
r.6) Santo Genovese acquisition
Write-off of the fair market value of liabilities		-	-
Amortization of customer portfolio	(5,550)	(5,550)	(5,550)
Reversal of goodwill amortization under Brazilian GAAP	11,982	11,982	11,982
x) Leasing Santo Genovese	764	(17)	(316)
y) Sale-type lease – “Posto Informático”	-	11,294	-
r.9) Merger of Ceterp
Depreciation of the fair market value of assets	2,761	2,777	2,763
Amortization of concession	-	-	-
o) Deferred research expenses	3,262	4,982	8,495
t) Pre-operating expenses included in deferred assets	8,450	5,978	13,425
r.7) Reversal of negative goodwill amortization – AIX	(8,735)	(8,735)	-
s) SFAS 133 adjustments – Derivative instruments	(2,754)	(18,273)	(16,348)
s) Derivative on purchase commitments	4,547	4,383	4,399
p) Deferred revenues from activation fees, net	(4,149)	18,086	28,398
w) Amortization of IP Network	7,257	7,255	7,182
w) Amortization of I-Telefonica	7,018	14,162	14,162
Other	-	-	1,043
n) Reversal of Cofins	-	-	17,500
r.4) Reversal of goodwill amortization recognized under Brazilian GAAP - TDBH	82,087	87,355	34,202
m) Impairment loss of goodwill Figueira unit	-	(32,625)	-
r.4) Intangible asset amortization	(20,575)	(20,577)	(8,573)
r.3) Surplus value depreciation – TDBH’s minority allocation	(613)	(5,170)	(2,154)
r.2) Navytree-Consolidation adjustments and reversal of goodwill amortization	51,443	3,011	-
k)Donations and subsidies for investment - TDBH	20	228	95
aa) Reversal of present value discount on noncurrent recoverable VAT	2,946	-	-
g) Deferred tax on above adjustments	(49,135)	(1,199)	(59,079)
v) Foreign currency translation adjustment – Aliança Atlântica	-	4,161	(1,061)

U.S. GAAP net income	2,500,117	2,370,071	2,930,245

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of Reais, unless otherwise indicated)

Net income per share in accordance with U.S. GAAP	2008	2007	2006
Common shares
Basic and diluted earnings per share	4.63	4.39	5.48
Weighted average common shares – basic	168,609,291	168,609,292	167,242,724
Weighted average common shares – diluted	168,638,238	168,609,292	167,242,724
Preferred shares
Basic and diluted earnings per share	5.10	4.83	6.02
Weighted average preferred shares – basic	337,232,189	337,232,189	334,342,809
Weighted average preferred shares - diluted	337,276,489	337,232,189	334,342,809

Shareholders' equity reconciliation of the difference between U.S. GAAP and Brazilian GAAP

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of Reais, unless otherwise indicated)

	2008	2007
Total shareholders' equity as reported under Brazilian GAAP	10,045,692	9,905,242
Add (deduct):
Different criteria for:
b) Monetary restatement of 1996 and 1997	46,514	83,642
c) Capitalized interest	102,704	48,998
c) Depreciation of capitalized interest	(76,525)	93,873
z) Reversal of proposed dividends	395,109	350,938
k) Contributions to plant expansion:
Subscribed capital stock	215	215
Deferred credit
Expansion plan contributions	(232,946)	(234,468)
Donations and subsidies for investments	(167,511)	(168,288)
Amortization of deferred credit
Expansion plan contributions	224,585	206,817
Donations and subsidies for investments	145,494	132,726
d) Pension and other postretirement benefits	146,788	81,717
r.8) Merger of Telesp and CTBC:
Fair market value of assets	(665,692)	(665,692)
Accumulated depreciation related to fair market value of assets	645,026	599,995
r.6) Santo Genovese acquisition
Write-Off of the fair market value of liabilities	5,275	5,275
Amortization of customer portfolio.	(22,200)	(16,650)
Reversal of goodwill amortization under Brazilian GAAP	47,928	35,946
x) Leasing Santo Genovese	-	(824)
y) Sale-type lease – “Posto Informático”	-	11,294
r.9) Merger of Ceterp:
Fair market value of assets	(25,949)	(25,949)
Depreciation of the fair market value of assets	22,112	19,351
Concession	(58,315)	(58,315)
Amortization of concession	58,315	58,315
r.3) Merger of TDBH’s minority interest – purchase accounting:
Fair market value of assets allocation,	7,937	7,937
Deferred income tax on fair market value of assets allocation	(2,699)	(2,699)
Depreciation of the fair market value of assets allocation	(7,937)	(7,324)
Goodwill allocation	4,026	4,026
r.2) Navytree – Consolidation adjustments and reversal of goodwill amortization	54,454	3,011
o) Deferred research expenses	(1,043)	(4,305)
t) Pre-operating expenses included in deferred charges	-	(8,460)
a.a) Reversal of present value discount on noncurrent recoverable VAT	34,943	-
r.7) Reversal of negative goodwill amortization – AIX	-	8,735
s) SFAS 133 adjustments – Derivative instruments	(3,512)	18,334
s) Derivative on purchase commitments	(24,471)	(29,018)
p) Deferred revenues from activation fees, net	(48,444)	(44,295)
w) Capital distributed – IP Network and I-Telefonica
Cost	(143,372)	(143,627)
Amortization	114,348	100,328
r.4) Reversal of goodwill amortization recognized under Brazilian GAAP-TDBH	244,423	162,336
m) Impairment loss of goodwill Figueira unit	(32,625)	(32,625)
r.4) Intangible asset amortization	(144,027)	(123,452)
k) Donations and subsidies for investment – TDBH	-	(20)
g) Deferred tax effects on above adjustments	(90,149)	(36,628)
v) OCI – Pension Plan SFAS158, net of taxes	26,718	41,538
v) OCI – fair value of available for sale equity securities SFAS115, net of taxes	-	101,214
r.5) Merged goodwill – Katalyx and Adquira (TDBH)	(1,440)	(1,440)
U.S. GAAP shareholders' equity	10,623,749	10,477,724

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of Reais, unless otherwise indicated)

Consolidated statements of changes in shareholders' equity in accordance with U.S. GAAP

Shareholders’ equity
Balances at December 31, 2005	10,264,795

Merger of Capital - TDBH	597,124
Merger of Losses - TDBH	(76,917)
Recess right to the shareholders due to merger of TDBH – treasury shares	(17,719)
Unclaimed dividends	180,956
Net income for the year	2,930,245
Dividends and interest on shareholders' equity	(3,129,604)
Merger of TDBH’s minority interest	9,264
Reversal of Pension Plan accumulated effect - TDBH	88
OCI - Minimum liability – SFAS87, net of tax	8,614
OCI – Pension Plan – SFAS158, net of tax	27,373
OCI – Foreign currency translation adjustment – Aliança Atlântica	1,061
OCI – Fair value of available for sale equity securities – SFAS115, net of tax	28,011
Balances at December 31, 2006	10,823,291

Unclaimed dividends	209,769
Net income for the year	2,370,071
Dividends and interest on shareholders' equity	(2,927,631)
OCI – Pension Plan – SFAS158, net of tax	14,166
OCI – Foreign currency translation adjustment – Aliança Atlântica	(4,161)
OCI – Fair value of available for sale equity securities – SFAS115, net of tax	(7,781)
Balances at December 31, 2007	10,477,724

Merger of DABR in 2008,11,30	63,394
Net income for the year	2,500,117
Dividends and interest on shareholders' equity	(1,925,938)
Interest on shareholders’ equity	(523,600)
Withholding income tax on interest on shareholders’ effects	(92,400)
Unclaimed- dividends, net	163,392
OCI – Pension Plan – SFAS158, net of tax	(14,820)
OCI – Foreign currency translation adjustment – Aliança Atlântica	862
OCI – Fair value of available for sale equity securities – SFAS115, net of tax	(24,982)
Balances at December 31, 2008	10,623,749

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of Reais, unless otherwise indicated)

Disclosure of Accumulated Other Comprehensive Income Balance

	Foreign Currency Translation	Unrealized Gain on Securities, net of tax	Pension Plan - SFAS 158 adjustment, net of tax	Accumulated Other Comprehensive Income
Balance at December 31, 2006	14,510	108,994	27,373	150,877
Current period change	(6,305)	(11,788)	21,464	3,371
Income tax on current period change	2,144	4,008	(7,298)	(1,146)
Balance at December 31, 2007	10,349	101,214	41,539	153,102
Current period change	1,306	(37,852)	(22,455)	(59,001)
Income tax on current period change	(444)	12,870	7,635	20,061
Balance at December 31, 2008	11,211	76,232	26,719	114,162

37.	Additional disclosures required by U.S. GAAP

a.	Reconciliation of operating income under Brazilian GAAP to operating income under U.S. GAAP

	2008	2007	2006
Brazilian GAAP operating income	3,501,664	3,340,446	3,924,258
Reversal of financial expense, net	227,886	306,932	331,055
Reversal of federal contingency – PIS and COFINS	-	-	(106,633)
Reversal of OCI – Foreign currency translation adjustment	-	4,161	(1,061)

U.S. GAAP adjustments-
Amortization of monetary restatement of 1996 and 1997	(37,127)	(38,951)	(36,722)
Depreciation of capitalized interest	(170,398)	(177,739)	(48,111)
Contribution to plant expansion – amortization of deferred credit and donations	32,837	32,486	30,882
Pension and other post-retirement benefits	65,071	28,054	37,109
Sale-type lease – “Posto Informático”	-	9,046	-
Decrease in depreciation expense due to reduction of fixed assets for fair value in excess of purchase price on merger of Telesp and CTBC	45,031	45,284	45,069
Merger of Ceterp
Depreciation of the fair market value of assets	2,761	2,777	2,763
Amortization of concession	-	-	-
Reversal of Cofins	-	-	17,500
Deferred research expenses	3,262	4,982	8,495
Pre-operating expenses included in deferred assets	8,450	5,978	13,425
Reversal of negative goodwill amortization – AIX	(8,735)	(8,735)	-
Deferred revenue on activation fees, net	(4,149)	18,086	28,398
Amortization of IP network	7,257	7,255	7,182
Amortization of Itelefonica	7,018	14,162	14,162
Amortization of Santo Genovese’s customer portfolio	(5,550)	(5,550)	(5,550)
Reversal of goodwill amortization under Brazilian GAAP – Santo Genovese.	11,982	11,982	11,982

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of Reais, unless otherwise indicated)

Amortization of derivatives on purchase commitments	4,547	4,383	4,399
Leasing Santo Genovese	30	296	196
Reversal of goodwill amortization under Brazilian GAAP – TDBH	82,087	87,355	34,202
Impairment loss of goodwill - Figueira unit	-	(32,625)	-
Customer portfolio amortization - ITAÚ	(20,575)	(20,577)	(8,573)
Surplus value depreciation – TDBH’s minority interest allocation	(613)	(5,170)	(2,154)
Navytree – Consolidation adjustments and reversal of goodwill amortization	51,443	3,011	-
Amortization of donations - TDBH	20	228	95
AIX de Participações adjustments – proportional consolidation	4,253	13,377	6,635
ACT de Participações adjustments – proportional consolidation	(3)	2	1
Aliança Atlântica adjustments – proportional consolidation	(4,964)	(4,964)	68
Other	-	(10,519)	(4,521)

U.S. GAAP operating income	3,803,485	3,635,453	4,304,551

b.	Reconciliation of net revenues and costs under Brazilian GAAP to net revenues and costs under U.S. GAAP

1) Net operating revenue

Net operating revenue under Brazilian GAAP differs from U.S. GAAP on the recognition of revenues from activation fees and value added and other sales taxes, as presented below:

	2008	2007	2006
Net revenue under Brazilian GAAP	15,978,985	14,727,562	14,643,021
Reclassification to cost of services
Value added and other sales taxes	5,978,565	5,575,502	5,530,866
Reclassification of costs of public telephones	76,223	108,996	101,785
U.S. GAAP adjustments-
Recognition of deferred revenue on activation fees, net	(4,149)	18,086	28,398
AIX de Participações adjustments – proportional consolidation	(12,340)	(9,996)	(11,471)
ACT de Participações adjustments – proportional consolidation	(26)	(26)	(26)
Revenue recognition - “Posto Informático”	-	51,845	-
Net revenue under U.S. GAAP	22,017,258	20,471,969	20,292,573

2) Cost of services

	2008	2007	2006
Brazilian GAAP cost of services	(8,726,408)	(8,022,760)	(7,780,510)
Reclassification from net revenues
Value added and other taxes sales taxes	(5,978,565)	(5,575,502)	(5,530,866)
Reclassification of costs of public telephones	(76,223)	(108,996)	(101,785)
U.S. GAAP adjustments-
Amortization of monetary restatement of 1996 and 1997	(37,127)	(38,951)	(36,722)
Depreciation of capitalized interest	(170,398)	(177,739)	(48,111)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of Reais, unless otherwise indicated)

Contribution to plant expansion – amortization of deferred credit	32,837	32,486	30,882
Decrease in depreciation expense due to reduction of fixed assets for fair value in excess of purchase price on merger of Telesp and CTBC	45,031	45,284	45,069
Merger of Ceterp – depreciation of fair market value of assets and concession	2,761	2,777	2,763
Amortization of IP network	7,257	7,255	7,182
Amortization of Itelefonica	7,018	14,162	14,162
Sale-type lease – “Posto Informático”	-	(42,799)	-
Amortization of Santo Genovese’s customer portfolio	(5,550)	(5,550)	(5,550)
Amortization of derivatives on purchase commitments	4,547	4,383	4,399
Leasing Santo Genovese	30	296	196
Customer portfolio amortization – ITAÚ	(20,575)	(20,577)	(8,573)
Surplus value depreciation – TDBH’s minority interest allocation	(613)	(5,170)	(2,154)
Amortization of donations – TDBH	20	228	95
AIX de Participações adjustments – proportional consolidation	14,670	15,927	15,966
Allowance for reduction to recoverable value of inventories	(3,743)	(5,700)	(4,569)
Other	-	-	1,043
U.S. GAAP cost of services	(14,905,031)	(13,880,946)	(13,397,083)
U.S. GAAP gross profit	7,112,227	6,591,023	6,895,490

c.	Total assets and property, plant and equipment under U.S. GAAP

	2008	2007	2006
Total assets	20,878,000	20,203,482	18,824,659

Property, plant and equipment	46,622,801	47,307,200	45,028,189
Accumulated depreciation	(36,713,900)	(36,026,713)	(33,009,977)
Net property, plant and equipment	9,908,901	11,280,487	12,018,212

d.	Intangible Assets

Following is a summary of the Company’s intangible assets subject to amortization:

	2008
	Patents and trademarks	Software use rights	License	Customer Portfolio	Others
Gross	1,536	2,520,983	312,654	329,977	1,464,405
Accumulated amortization	(1,515)	(1,732,047)	-	(180,868)	(429,952)
Net	20	788,936	312,654	149,109	1,034,453
Amortization expense	4	310,642	-	36,999	29,115
Amortization period	10 years	5 years	-	10 years	5 to 10 years

	2007
	Patents and trademarks	Software use rights	License	Customer Portfolio	Others
Gross	1,536	2,237,523	348,005	349,658	169,448
Accumulated amortization	(1,511)	(1,421,405)	-	(143,868)	(123,975)
Net	25	816,118	348,005	205,790	45,473
Amortization expense	-	337,353	-	29,893	15,648
Amortization period	10 years	5 years	Indefinite	10 years	5 years

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of Reais, unless otherwise indicated)

The estimated aggregate amortization expense for the next five years is as follows:

Amount
2008	335,599
2009	274,589
2010	190,694
2011	123,244
2012	69,903

e.	Fair Value Measurements (SFAS 157)

We adopted SFAS 157 on January 1, 2008, which provides a definition of fair value, establishes a framework for measuring fair value, and requires expanded disclosures about fair value measurements. The standard applies when GAAP requires or allows assets or liabilities to be measured at fair value; therefore, it does not expand the use of fair value in any new circumstance.

SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS 157 clarifies that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices available in active markets (i.e., observable inputs) and the lowest priority to data lacking transparency (i.e., unobservable inputs). Additionally, SFAS 157 requires an entity to consider all aspects of nonperformance risk, including the entity’s own credit standing, when measuring the fair value of a liability.

SFAS 157 establishes a three-level hierarchy to be used when measuring and disclosing fair value. An instrument’s categorization within the fair value hierarchy is based on the lowest level of significant input to its valuation. Following is a description of the three hierarchy levels:

Level 1 - Inputs are quoted prices in active markets for identical asset or liabilities as of the measurement date. Additionally, the entity must have the ability to access the active market, and the quoted prices cannot be adjusted by the entity.

Level 2 - Inputs are other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices in active markets for similar assets or liabilities; quoted prices in inactive markets for identical or similar assets or liabilities; or inputs that are observable or can be corroborated by observable market data by correlation or other means for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs are supported by little or no market activity. The unobservable inputs represent management’s best assumptions of how market participants would price the assets or liabilities. Generally, Level 3 assets and liabilities are valued using pricing models, discounted cash flow methodologies, or similar techniques that require significant judgment or estimation.

In accordance with SFAS 157, we measure our cash equivalents, marketable securities, foreign currency and interest rate derivative swap contracts at fair value. Our cash equivalents and marketable securities is classified within Level 1, because it is valued using quoted market prices or alternative pricing sources and models utilizing market observable inputs. Our foreign currency, interest rate derivative swap contracts and financing and loans assigned as fair value hedge are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of Reais, unless otherwise indicated)

The following table summarizes our financial assets and liabilities recorded at fair value as of December 31, 2008:

Description	December 31, 2008	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets
Cash Equivalents
Short-term investments	1,709,013	1,709,013	-	-
Marketable Securities
Portugal Telecom	210,431	210,431	-	-
Zon Multimédia	19,531	19,531	-	-
Other Investments	35,416	35,416	-	-
Foreign currency derivative contracts
Cross-currency interest rate swap agreements	511,059	-	511,059	-
Interest rate prefixed swap agreements	1,524,371	-	1,524,371	-
Total Assets	4,009,821	1,974,391	2,035,430	-
Liabilities
Loans and financing under fair value hedge	475,625	-	475,625	-
Foreign currency derivative contracts
Cross-currency interest rate swap agreements	451,976	-	451,976	-
Interest rate prefixed swap agreements	1,525,050	-	1,525,050	-
Total Liabilities	2,452,651	-	2,452,651	-

The valuation method used for the calculation of fair value of loans, financing and derivative instruments (foreign currency and interest rate derivative swap contracts) was the discounted cash flow considering the expected settlements and realization of such financial assets and liabilities at the market rates prevailing at balance sheet date. For derivative instruments the method used for the calculation of fair value is presented in more details in Note 34.

In order to minimize its exposure to the local variable interest rate (CDI), the Company invests its excess cash, amounting to R$1,709,013, substantially in short-term investments (Bank Deposit Certificates) based on the CDI rate variation. The book values of these instruments approximate market values, since they may be redeemed in the short term.

For the year ended on December 31, 2008, short-term investments generated a gain of R$ 161,927, which was included as financial expense, net in our results of operations.

Also, during the year ended on December 31, 2008, our foreign currency derivative contracts generated a gain of R$59,082 and interest rate derivative swap contracts (CDI x prefixed) a loss of R$679, which have been included as financial expense, net in our results of operations.

f.	Pension and post-retirement benefits

A summary of the liability as of December 31, 2008 and 2007 for the Company’s active employees defined benefit pension plan (PBS/Visão/CTB/Visão Assist) is as follows:

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of Reais, unless otherwise indicated)

PBS/Visão Telesp/CTB/Visão Assist/Visão T.Empresas	2008	2007
Funded status:
Accumulated benefit obligation:
Vested	116,060	96,070
Nonvested	21,288	17,152
Total	137,348	113,222
Projected benefit obligation	146,939	120,153
Fair value of plan assets	(185,441)	(169,380)
Excess of projected obligation (assets)	(38,502)	(49,227)
Accrued pension cost (Asset)	(38,502)	(49,227)

Change in benefit obligation and items not yet recognized as a component of net periodic pension cost

	PBO	Unrec.G/(L)	Unrec.NTO
Balance at December 31, 2006	119,581	44,026	(2,552)

Service cost	3,683	-	-
Interest cost	11,615	-	-
Amortization	-	(2,137)	815
Benefit payments and expenses	(9,915)	(158)	-
Actuarial (gain)/loss	(4,811)	4,811	-
Asset experience	-	18,133	-
Business combination – inclusion of T.Empresas	-	-	-
Balance at December 31, 2007	120,153	64,675	(1,737)
Service cost	2,972	-	-
Interest cost	12,257	-	-
Amortization	-	(3,333)	815
Benefit payments and expenses	(10,112)	21	-
Actuarial (gain)/loss	21,669	(21,669)	-
Asset experience	-	1,712	-
Business combination – inclusion of T.Empresas	-	-	-
Balance at December 31, 2008	146,939	41,406	(922)

Disclosure of net periodic pension cost

	2008	2007	2006
Service cost (net of employee contributions)	2,776	3,472	2,960
Interest cost on PBO	12,257	11,615	11,872
Expected return on assets	(18,391)	(15,973)	(15,705)
Amortization of initial transition obligation	815	815	815
Amortization of (gains) losses	(3,333)	(2,137)	(1,152)
Net periodic pension cost	(5,876)	(2,208)	(1,210)

Change in accrued pension cost

	2008	2007
Accrued pension cost at beginning of year	(49,228)	(20,207)
Net periodic pension cost	(5,876)	(2,208)
Employer contributions	(5,852)	(5,350)
Business combination – inclusion of T.Empresas	-	-
Other Comprehensive Income – SFAS158 adjustments	22,454	(21,463)
Accrued pension cost at end of year	(38,502)	(49,228)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of Reais, unless otherwise indicated)

Change in plan assets
	2008	2007
Plan assets at beginning of year	169,381	139,788
Actual contribution	6,069	5,403
Actual distributions and expenses	(10,112)	(9,916)
Actual return on plan assets	20,103	34,106
Assets acquired in a business combination	-	-
Plan assets at end of year	185,441	169,381

Estimated future benefit payments

	PBS/Visão	CTB	PBS-A	PAMA
2009	10,975	3,676	386,430	55,232
2010	11,332	3,557	400,628	61,062
2011	11,787	3,428	415,012	67,473
2012	12,246	3,291	429,598	74,453
2013	12,724	3,149	444,351	82,064
Years 2014-2018	70,582	13,570	2,441,671	547,741

The actuarial assumptions used in 2008 and 2007 are mentioned in Note 32.

Asset allocation

The asset allocation for the Company’s defined benefit pension plan (PBS - Telesp) at the end of 2008 and 2007, and the target allocation for 2009, by asset category, are as follows:

	Target Allocation for	Percentage of Plan Assets at Year End
Asset category	2009	2008	2007
Equity securities	19.0%	22.0%	22.0%
Loans	1.0%	0.1%	0.1%
Fixed income	80.0%	77.9%	77.9%
Total	100.0%	100%	100%

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

A summary of the Sistel pension plan as of December 31, 2008 and 2007 for the multiemployer portion (inactive employees pension plan) – PBS-A, is as follows:

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of Reais, unless otherwise indicated)

Pension benefit plan– PBS-A
	2008	2007
Funded status:
Accumulated benefit obligation
Vested. .	4,977,285	4,225,533
Projected benefit obligation. .	4,977,285	4,225,533
Fair value of plan assets. .	(6,828,191)	(6,853,284)
Plan assets in excess of obligations	(1,850,906)	(2,627,751)

A summary of the post-retirement benefits plan (health care plan – PAMA) is as follows:

Health Care Plan – PAMA
	2008	2007
Funded Status:
Accumulated post-retirement benefit obligation:
Active participants	37,110	33,710
Fully eligible active plan participants	9,098	7,823
Inactive participants	1,506,410	1,185,019
	1,552,618	1,226,552
Fair value of plan assets	(554,595)	(561,415)
Obligations in excess of plan assets	998,023	665,137

In 2008, the Company made contributions to the PAMA in the amount of R$5 (R$5 in 2007 and R$32 in 2006). PBS-A is a noncontributory plan.

g.	Concentrations of risk

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

Approximately 25% of the Company’s employees are members of the main telecommunications industry labor union, Sindicato dos Trabalhadores em Empresas de Telecomunicações e Operadores de Mesas Telefônicas no Estado de São Paulo, the Labor Union of Employees of Telecommunications Companies and Telecommunications Desk Operators in the State of São Paulo, or SINTETEL, which is associated with the Federação Nacional dos Trabalhadores em Telecomunicações, the National Federation of Telecommunications Workers or FENATTEL. The collective labor agreement was renewed on September 1, 2007 and will expire on August 31, 2008. The Company’s management considers relations with its workforce to be satisfactory. The Company has never experienced a work stoppage that had a material effect on its operations.

There is no concentration of available sources of labor, services, concessions or rights, other than those mentioned above, that could, if suddenly eliminated, severely impact the Company's operations.

h.	Deferred Income taxes

Under Brazilian GAAP, deferred taxes are classified as current or noncurrent based upon the expected

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of Reais, unless otherwise indicated)

period of reversal. Under U.S.GAAP, deferred taxes are classified as current or noncurrent based on the classification of the related asset or liability for financial reporting. A deferred tax liability or asset that is not related to an asset or liability for financial reporting, including deferred tax assets related to carryforwards, are classified according to the expected reversal date of the temporary difference. The classification of our deferred tax assets and liabilities under U.S. GAAP is as follows as of December 31, 2008 and 2007. Current deferred tax asset of R$521,879 and R$589,286, respectively, current deferred tax liability of R$154,787 and R$202,397, respectively, noncurrent deferred tax asset of R$595,898 and R$473,135, respectively, and noncurrent deferred tax liability of R$267,094 and R$294,621, respectively.

Additionally, under Brazilian GAAP, Telefônica Data S.A and A.Telecom (subsidiaries of the Company) did not recognize deferred income tax and social contribution assets of R$62,512 and R$ 35,379 for the year ended on December 31, 2008,  respectively and Telefônica Data S.A.  did not recognize deferred income tax and social contribution assets of R$42.4 million for the year ended on December 31, 2007, as mentioned in Note 7.1., due to the uncertainties involving their realization. Under U.S. GAAP Telefônica Data S.A. and A.Telecom recorded those amounts, and as a result of the uncertainty involving their realization, a full valuation allowance in the same amount was also recorded in 2008 and 2007.

i.	New accounting pronouncements

Recently Adopted Standards

•
In December 2008, the FASB issued FSP FIN 46(R)-8, “Disclosures about Variable Interest Entities” (FSP FIN 46(R)-8). FSP FIN 46(R)-8 requires enhanced disclosures about a company’s involvement in VIEs. The enhanced disclosures required by this FSP are intended to provide users of financial statements with an greater understanding of: (i) the significant judgments and assumptions made by a company in determining whether it must consolidate a VIE and/or disclose information about its involvement with a VIE; (ii) the nature of restrictions on a consolidated VIEs assets reported by a company in its statement of financial position, including the carrying amounts of such assets; (iii) the nature of, and changes in, the risks associated with a company’s involvement with a VIE; (iv) how a company’s involvement with a VIE affects the company’s financial position, financial performance, and cash flows. This FSP was effective for the year ended December 31, 2008 and had no impact on the Consolidated Financial Statements.

•
In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (SFAS 162). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements that are presented in conformity with generally accepted accounting principles in the United States. This statement was effective for the year ended December 31, 2008 .

•
In February 2007, FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”, a standard that provides companies with an option to report selected financial assets and liabilities at fair value. The Standard requires companies to provide additional information that shows the effect of the Company’s choice to use fair value on its earnings. It also requires entities to display the fair value of those assets and liabilities for which the Company has chosen to use fair value on the face of the balance sheet. The new Statement does not eliminate disclosure requirements included in other accounting standards, including requirements for disclosures about fair value measurements included in FASB Statements No. 157, “Fair Value Measurements”, and No. 107, “Disclosures about Fair Value of Financial Instruments”. This statement was effective for the year ended December 31, 2008 and had no impact on the Consolidated Financial Statements as management did not elect the fair value option for any other financial instruments or certain other assets and liabilities.

•	In September 2006, the FASB issued SFAS 158, which requires companies to (i) fully recognize,

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of Reais, unless otherwise indicated)

as an asset or liability, the overfunded or underfunded status of defined benefit pension and other postretirement benefit plans; (ii) recognize changes in the funded status through other comprehensive income in the year in which the changes occur; (iii) measure the funded status of defined benefit pension and other postretirement benefit plans as of the date of the company’s fiscal year end; and (iv) provide enhanced disclosures. The provisions of SFAS 158 were effective for the year ended December 31, 2006, except for the requirement to measure the funded status of retirement benefit plans on  Company’s fiscal year end, which was effective for the year ended December 31, 2008. Since the Company’s measurement date was already December of each year, this change had no impact on its Consolidated Financial Statements.

•
In September 2006, FASB issued SFAS No. 157, “Fair Value Measurements”. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurement. SFAS No. 157 does not require any new fair value measurements. This statement is initially effective for financial statements issued for fiscal years beginning after November 15, 2007 (calendar year 2008), and is to be applied prospectively as of the beginning of the year in which it is initially applied. For all nonrecurring fair value measurements of nonfinancial assets and liabilities, the statement is effective for fiscal years beginning after November 15, 2008 (calendar year 2009). Since the Company has not changed its current practice, this change had no impact on its Consolidated Financial Statements. See Note 21 on Financial Instruments.

•
In October 2008, the FASB issued FSP No. 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (FSP 157-3). FSP 157-3 clarifies the application of SFAS 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. FSP 157-3 was effective for the Company on December 31, 2008 for all financial assets and liabilities recognized or disclosed at fair value in the Consolidated Financial Statements on a recurring basis (at least annually). The adoption of FSP FAS 157-3 had no impact on the Consolidated Financial Statements.

Recently Issued Standards

•
In December 2008, the FASB issued FSP No. FAS 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets,” (FSP FAS 132(R)-1). FSP FAS 132(R)-1 amends SFAS No. 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits,” to provide guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plans. This guidance is intended to ensure that an employer meets the objectives of the disclosures about plan assets in an employer’s defined benefit pension or other postretirement plan to provide users of financial statements with an understanding of the following: how investment allocation decisions are made; the major categories of plan assets; the inputs and valuation techniques used to measure the fair value of plan assets; the effect of fair value measurements using significant unobservable inputs on changes in plan assets; and significant concentrations of risk within plan assets. FSP FAS 132(R)-1 is effective for the year ending December 31, 2009. As FSP FAS 132(R)-1 only requires enhanced disclosures, management anticipates that the adoption of FSP FAS 132(R)-1 will not have an impact on the Consolidated Financial Statements.

•
In November 2008, the FASB ratified Emerging Issues Task Force ("EITF") Issue No. 08-6, "Equity Method Investment Accounting Considerations" ("EITF 08-6"). EITF 08-6 clarifies the accounting for certain transactions and impairment considerations involving equity method investments. EITF 08-6 is effective for fiscal years beginning after December 15, 2008, with

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of Reais, unless otherwise indicated)

early adoption prohibited. The Company is in the process of evaluating the impact, if any, of EITF 08-6 on its consolidated financial statements.

•
In November 2008, the FASB ratified EITF Issue No. 08-7, "Accounting for Defensive Intangible Assets" ("EITF 08-7"). EITF 08-7 clarifies the accounting for certain separately identifiable intangible assets which an acquirer does not intend to actively use but intends to hold to prevent its competitors from obtaining access to them. EITF 08-7 requires an acquirer in a business combination to account for a defensive intangible asset as a separate unit of accounting which should be amortized to expense over the period the asset diminishes in value. EITF 08-7 is effective for fiscal years beginning after December 15, 2008, with early adoption prohibited. The company is in the process of evaluating the impact, if any, of EITF 08-7 on its consolidated financial statements.

•
In April 2008, the FASB issued FAS No. 142-3, “Determination of the Useful Life of Intangible Assets” (FSP 142-3). FAS 142-3 amends the factors to be considered in developing renewal or extension assumptions used to determine the useful life of intangible assets under SFAS No. 142, “Goodwill and Other Intangible Assets.” Its intent is to improve the consistency between the useful life of an intangible asset and the period of expected cash flows used to measure its fair value. This FSP is effective prospectively for intangible assets acquired or renewed after January 1, 2009.. The Company does not expect FSP 142-3 to have a material impact on its accounting for future acquisitions of intangible assets.

•
In March 2008, the Financial Accounting Standards Board (FASB) issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities – An Amendment of SFAS No. 133” (SFAS 161). SFAS 161 seeks to improve financial reporting for derivative instruments and hedging activities by requiring enhanced disclosures regarding the impact on financial position, financial performance, and cash flows. To achieve this increased transparency, SFAS 161 requires (i) the disclosure of the fair value of derivative instruments and gains and losses in a tabular format; (ii) the disclosure of derivative features that are credit risk-related; and (iii) cross-referencing within footnote disclosures to enable financial statement users to locate important information about derivative instruments. As SFAS 161 only requires enhanced disclosures, management anticipates that the adoption of SFAS 161 will not have an impact on the Consolidated Financial Statements.

•
In February 2008, the FASB issued FSP No. FAS 157-1, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13,” which states that SFAS No. 13, “Accounting for Leases,” (SFAS 13) and other accounting pronouncements that address fair value measurements for purposes of lease classification or measurement under SFAS 13 are excluded from the provisions of SFAS 157, except for assets and liabilities related to leases assumed in a business combination that are required to be measured at fair value under SFAS No. 141, “Business Combinations,” (SFAS 141) or SFAS No. 141 (revised 2007), “Business Combinations,” (SFAS 141(R)). The Company will apply FSP No. FAS 157-1 to full leasing transactions.

•
Also in February 2008, the FASB issued FAS 157-2, which delays the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). FSP 157-2 partially defers the effective date of SFAS 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for items within the scope of this FSP. The adoption of SFAS 157 for all nonfinancial assets and nonfinancial liabilities is effective beginning January 1, 2009. The Company is still in the process of evaluating the impact

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of Reais, unless otherwise indicated)

that SFAS 157 will have on its nonfinancial assets and liabilities not valued on a recurring basis (at least annually).

•
In December 2007, the FASB also issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements, an amendment of ARB 51.” This statement clarifies that a non-controlling (minority) interest in a Operating Subsidiary is an ownership interest in the entity that should be reported as equity in the consolidated financial statements. It also requires consolidated net income to include the amounts attributable to both the parent and non-controlling interest, with disclosure on the face of the consolidated income statement of the amounts attributed to the parent and to the non-controlling interest. This statement will be effective prospectively for fiscal years beginning after December 15, 2008 (calendar year 2009), with presentation and disclosure requirements applied retrospectively to comparative financial statements. The Company is currently evaluating the provisions of this statement.

•
In December 2007, the Financial Accounting Standards Board (FASB) issued SFAS No. 141(R), “Business Combinations.” Statement 141(R) establishes principles and requirements for how an acquiring entity in a business combination recognizes and measures the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information needed to evaluate and understand the nature and financial effect of the business combination. This statement will be effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008 (calendar year 2009). The impact of the adoption of SFAS 141R on the Company’s consolidated financial position, results of operations will largely be dependent on the size and nature of the business combinations completed after the adoption of this statement.

38. Subsequent events

On March 25, 2009, the General Shareholders’ Meeting approved the distribution of additional dividends in the amount of R$395.1 million, based on retained earnings as of the annual financial statements of December 31, 2008 and unclaimed dividends and interest on shareholders’ equity of the same year. The shareholders individually registered as such at the end of the day, on March 25, 2009 would be able to receive those dividends with payments starting before the end of 2009 fiscal year at Management’s discretion.

Per  share amounts of additional dividends are presented as follows:

	Common	Preferred (*)
Amount per share: R$	0.732276119092	0.805503731002

(*) 10% higher than the dividend granted to each common share, in accordance with article 7 of the Company’s bylaws

At the same date, on March 25, 2009, Management decided that those interest on shareholders’ equity approved by the Board of Directors on December 09, 2008, in the gross amount of R$416 million (R$353.6 million, including withholding income tax) would also have the starting payment date before the end of 2009 fiscal year.

Per share amounts of interest on shareholders’ equity approved on December 9, 2008 and pending payment are as follows:

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Amounts expressed in thousands of Reais, unless otherwise indicated)

Amount per share: R$	Immune or Exempt Legal Entities (gross value)	Income Tax Withhold (15%)	Taxed Legal Entities and Individuals (net value)
Common shares	0.770991877059	0.115648781558	0.655343095501
Preferred shares (*)	0.848091064765	0.127213659714	0.720877405051

(*)	10% higher than the dividend granted to each common share, in accordance with article 7 of the Company’s bylaws

* * * * * * * * * * *