Form 20-F
period 2009-12-31
TELESP HOLDING CO
filed 2010-03-26
CIK 1066119

As filed with the Securities and Exchange Commission on March 26, 2010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________________ to ________________
Commission file number: ________________
______________________
TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP
(Exact name of Registrant as specified in its charter)
Telecommunications of São Paulo – Telesp
(Translation of Registrant’s name into English)

Federative Republic of Brazil
(Jurisdiction of incorporation or organization)

Rua Martiniano de Carvalho, 851
01321-001 São Paulo, SP, Brasil
(Address of principal executive offices)
______________________
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
The number of outstanding shares as of December 31, 2009 was:

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

_________________

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

PRESENTATION OF FINANCIAL INFORMATION

Our consolidated financial statements as of December 31, 2009 and 2008 and for the years ended December 31, 2009, 2008 and 2007 have been prepared in accordance with the accounting practices adopted in Brazil, as prescribed by Brazilian Corporate Law, or the Brazilian GAAP, which differs in certain significant respects from generally accepted accounting principles in the United States, or U.S. GAAP. Note 34 to our financial statements appearing elsewhere in this annual report describe the principal differences between the Brazilian GAAP and U.S. GAAP as they relate to us, and provide a reconciliation to U.S. GAAP of net income and shareholders’ equity. These consolidated financial statements have been audited by Ernst & Young Auditores Independentes S.S. (“E&Y” or “Ernst & Young”).

As a result of a change in Brazilian corporate law with respect to financial reporting (Law 11,638), certain changes in accounting criteria became effective for fiscal year 2008.  A CVM rule allows companies to adopt these changes for fiscal year 2008 only, without making changes to comparative 2007 financial information, with disclosure in the notes to the financial statements explaining such accounting treatment.  Based on this CVM rule, we have elected not to restate our 2007 financial statements. Any changes that would have resulted to our financial statements as of and for the year ended December 31, 2007 as a result of applying the new accounting criteria would not be material, and the application of these changes to our financial statements as of and for the year ended 2008 does not have a material effect on the comparability of our 2008 financial statements with our 2007 financial statements. However, some amounts for 2006 and 2007 presented throughout this Form 20-F have been reclassified to conform with the presentation of the 2009 amounts prepared in accordance with the new accounting criteria. Please see Note 3 and 4 to our 2009 financial statements for a qualitative and quantitative analysis of the changes resulting from this new accounting criteria.

We have made rounding adjustments to reach some of the figures included in this annual report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

Our consolidated financial statements included in this annual report on Form 20-F and the selected financial data presented for the periods described below have been prepared in accordance with the Corporate Law Method, which is the same basis of accounting used in our annual financial statements published in Brazil, audited by Ernst & Young Auditores Independentes for the fiscal years ended December 31, 2009, 2008, 2007, 2006 and 2005. Although we adopted law 11,638 effective as of January 1, 2008 (see “Presentation of Financial Information”), certain previously reported amounts for 2005, 2006 and 2007 presented below have been reclassified to conform with the presentation of the 2008 and 2009 amounts prepared in accordance with the new accounting criteria.  See Notes 3 and 4 to the consolidated financial statements.

The following tables present a summary of our selected financial data at the dates and for each of the periods indicated. You should read the following information together with our audited consolidated financial statements and the notes thereto included elsewhere in this annual report and with “Item 5—Operating and Financial Review and Prospects.”

	Year ended December 31,
	2009	2008	2007	2006	2005
	(in millions of reais, except for share and per share data)
Income Statement Data:
Brazilian Corporate Law
Net operating revenue	15,796	15,979	14,727	14,643	14,395
Cost of goods and services	(8,956)	(8,726)	(8,029)	(7,781)	(7,717)
Gross profit	6,840	7,253	6,698	6,862	6,678
Operating expenses, net	(3,483)	(3,523)	(3,051)	(2,607)	(2,805)
Operating income before financial expense, net	3,357	3,730	3,647	4,255	3,873
Financial expense, net	(195)	(228)	(307)	(331)	(460)
Income before tax and social contribution	3,162	3,502	3,340	3,924	3,413
Income tax and social contribution	(989)	(1,082)	(977)	(1,108)	(871)
Net Income	2,173	2,420	2,363	2,816	2,542
Earnings per share in reais	4.30	4.78	4.67	5.57	5.17
Cash Dividends per share in reais, net of withholding tax:
Common Shares	2.56	4.54	5.25	5.58	6.89
Preferred Shares	2.81	4.99	5.77	6.14	7.58
U.S. GAAP
Net operating revenue	21,624	22,017	20,472	20,293	19,870
Operating income	3,305	3,803	3,635	4,305	4,026
Net income	2,185	2,500	2,370	2,930	2,638
Net income per share:
Earnings per share—Common shares—basic	4.05	4.63	4.39	5.48	5.02
Weighted average number of common shares outstanding—basic	168,609,291	168,609,291	168,609,292	167,242,724	164,734,052
Weighted average number of common shares outstanding—diluted……………………………….	168,744,596	168,638,238	168,609,292	167,242,724	164,734,052
Earnings per share—Preferred shares—basic	4.45	5.10	4.83	6.02	5.52
Weighted average number of preferred shares outstanding—basic	337,232,189	337,232,189	337,232,189	334,342,809	328,130,540
Weighted average number of preferred shares outstanding—diluted	337,469,679	337,276,489	337,232,189	334,342,809	328,130,540

	December 31,
	2009	2008	2007	2006	2005
	(in millions of reais, except per share data)
Balance Sheet Data:
Brazilian Corporate Law
Property, plant and equipment, net	9,672	9,869	10,260	11,651	12,358
Total assets	20,461	19,992	18,950	18,146	17,760
Loans and financing—current portion	1,768	519	806	1,829	247
Loans and financing—non-current portion	1,752	3,217	2,503	510	2,151
Shareholders’ equity	10,057	10,046	9,905	10,610	10,204
Capital stock	6,575	6,575	6,575	6,575	5,978
Number of shares outstanding (in thousands) (1)	505,841	505,841	505,841	505,841	492,030
U.S. GAAP
Property, plant and equipment, net	9,673	9,909	11,280	12,018	12,726
Total assets	20,965	20,878	20,203	18,825	18,140
Loans and financing—current portion	1,768	519	808	1,828	256
Loans and financing—non-current portion	1,753	3,221	2,503	510	2,151
Shareholders’ equity	11,520	10,624	10,478	10,823	10,265

(1)	On May 11, 2005, the shareholders approved a reverse stock split in the proportion of 1,000 (one thousand) shares to 1 (one) share of the same class.

	December 31,
	2009	2008	2007	2006	2005
	(in millions of reais except when indicated)
Cash Flow Data:
Brazilian Corporate Law
Operating activities:
Cash provided by operations	4,413	5,130	4,778	5,007	5,538
Investing activities:
Net cash used in investing activities	(2,296)	(2,075)	(2,318)	(1,885)	(1,667)
Financing activities:
Cash used in financing activities	(1,581)	(2,247)	(1,740)	(3,372)	(3,647)
Increase (decrease) in cash and cash equivalents	536	808	720	(250)	224
Cash and cash equivalents at beginning of year	1,741	933	213	463	239
Cash and cash equivalents at end of year	2,277	1,741	933	213	463

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

Since October 2009, in accordance with Decree No. 6,983/09, the IOF tax is levied at 2% over exchange transactions for the inflow of funds to invest in the financial and capital markets. The IOF rate is zero over exchange transactions for outflow for these funds as well as over proceeds received as a result of initial public offerings. The conversion of Brazilian currency into foreign currency for purposes of paying dividends for ADS programs is currently not taxed.

The following tables set forth the exchange rate (rounded to the nearest tenth of a cent), expressed in reais per U.S. dollar (R$/US$) for the periods indicated, as reported by the Central Bank.

	Exchange Rate of R$ per US$
	Low	High	Average(1)	Year-End
Year ended December 31,
2005	2.163	2.762	2.413	2.341
2006	2.059	2.371	2.168	2.138
2007	1.732	2.156	1.929	1.771
2008	1.559	2.500	1.833	2.337
2009	1.741	2.378	1.990	1.741

Source:	Central Bank of Brazil, PTAX.

(1)	Represents the average of the exchange rates (PTAX) on the last day of each month during the relevant period.

	Exchange Rate of R$ per US$
	Low	High
Month Ended
October 31, 2009	1.703	1.784
November 30, 2009	1.702	1.756
December 31, 2009	1.709	1.788
January 31, 2010	1.722	1.874
February 28, 2010	1.804	1.877
March 2010 (through March 24th)	1.764	1.803

Source:	Central Bank of Brazil, PTAX.

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

Risks Relating to Brazil

The Brazilian government has exercised, and continues to exercise, influence over the Brazilian economy. This influence, as well as Brazilian political and economic conditions, could adversely affect us and the trading price of our preferred shares and ADSs.

In the past, the Brazilian government has intervened in the Brazilian economy and occasionally made changes in policy and regulations. The Brazilian government’s actions to control inflation and affect other policies have often involved wage and price controls, currency devaluations, capital controls, and limits on imports, among other things. Our business, financial condition, results of operations and the market price of our preferred shares and ADSs may be adversely affected by changes in government policies, especially those related to our sector, such as changes in telephone fees and competitive conditions, as well as general economic factors, including:

•	currency fluctuations;

•	exchange control policies;

•	internal economic growth;

•	inflation;

•	energy policy;

•	interest rates;

•	liquidity of domestic capital and lending markets;

•	tax policies (including reforms currently under discussion in the Brazilian Congress); and

•	other political, diplomatic, social and economic developments in or affecting Brazil.

Uncertainty over the possibility of the Brazilian government implementing changes in policy or regulation affecting these or other factors in the future may contribute to economic uncertainty in Brazil and heightened volatility in the Brazilian securities markets and securities issued abroad by Brazilian companies. These uncertainties are heightened during presidential elections. In addition, possible political crises may affect the confidence of investors and the public in general, which may result in economic deceleration and affect the trading prices of shares issued by companies listed on the stock exchange, such as us.

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

Despite the extent of the above-mentioned intervention, global investor confidence remains low and credit remains relatively lacking. Hence, additional volatility in the global financial markets may occur. Continued or worsening disruption and volatility in the global financial markets could have a material adverse effect on our ability to access capital and liquidity on acceptable financial terms, and consequently on our operations. Furthermore, an economic downturn could negatively affect the financial stability of our customers, which could result in a general reduction in business activity and a consequent loss of income for us.

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

Brazil has historically experienced high rates of inflation. Inflation and certain of the government’s measures taken in the attempt to curb inflation have had significant negative effects on the Brazilian economy. The Consumer Prices Index (Índice de Preços ao Consumidor), or the IPCA, published by the Instituto Brasileiro de Geografia e Estatistica (IBGE), rose 4.3% in 2009, reaching the target fixed by the National Monetary Council. The inflation rate was 5.9 % in 2008, 4.5 % in 2007, 3.1% in 2006 and 5.7% in 2005.

Since 2006, telephone fees for fixed-line services have been indexed to the Índice de Serviços de Telecomunicações (Telecommunications Service Index or IST), reduced by a productivity factor. The IST is a basket of national indexes that reflect our industry’s operating costs. As a result, this index serves to reduce the apparent incongruity between our industry’s revenues and costs, and thus reduce the apparent adverse effects of inflation upon our operations. In contrast, Brazilian monetary policy has been using the IPCA as an inflation targeting system. The inflation target for 2010 is 4.5% and if inflation increases beyond this target, basic interest rates may rise, causing direct effects on the cost of debt and indirect effects on the demand for telecommunication goods and services.

Our results of operations have been negatively affected by a decrease in our customer base growth and could also be affected if our rate of customer turnover increases.

Our rate of acquisition of new customers can be negatively affected by market penetration. For example, our fixed-line customer base decreased 1.2% from December 31, 2006 to December 31, 2007, 2.5% from December 31, 2007 to December 31, 2008 and 3.5% from December 31, 2008 to December 31, 2009. The decrease was mostly due to an increase in competition in the fixed telephony industry from cable and fixed-wireless operators, and an increase in substitution of fixed lines with mobiles. This decrease in customer acquisition has negatively affected our results of operations and could continue to do so in the future. In addition, if our rate of customer turnover were to increase significantly, our results of operations and or competitive position could be adversely affected. Several factors could influence our rate of acquisition of new customers and our rate of customer turnover, including competitive pressures from mobile telecommunication service providers and other fixed-line telecommunications providers, and economic conditions in Brazil.

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

However, the real depreciated against the U.S. dollar by 31.9% in 2008. In 2009, the real appreciated against the U.S. Dollar by 25.5%.  It should be noted that the IST, the current index applicable to telecommunication fees for fixed-line services, does not adequately reflect the true effect of exchange rate fluctuations as compared to the previously applicable index, the IGP-DI. Thus, since 2006, telecommunication revenues, when converted to U.S. dollars, do not adequately reflect the true effect of exchange rate fluctuations, so that our results of operations could be adversely affected. See “—Selected Financial Data—Exchange Rates” for more information on exchange rates.

As of December 31, 2009, 0.7% of our R$3.52 billion total indebtedness was denominated in foreign currencies, primarily in U.S. dollars.  As of December 31, 2008, we had currency hedges in place to cover virtually all of our foreign currency-denominated bank debt.  Part of the costs relating to our network infrastructure is payable or linked to payment by us in U.S. dollars. However, other than income derived from hedging transactions and international long distance interconnection, all of our revenues are generated in reais. To the extent that the value of the real decreases relative to the U.S. dollar, our debt becomes more expensive to service and it becomes more costly for us to acquire technology and goods necessary to operate our business that have their prices linked to exchange rate fluctuations. The additional costs from our debt, however, are offset by revenues from corresponding hedging transactions and the exposure of our capital expenditures is constantly monitored so that it does not reach a material amount. Nevertheless, currency fluctuations are expected to continue and they can affect our financial income and expenses.

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

The Central Bank’s Monetary Policy Committee (Comitê de Política Monetária do Banco Central – COPOM), establishes the basic interest rate target for the Brazilian financial system by reference to the level of economic growth of the Brazilian economy, the level of inflation and other economic indicators. As of December 31, 2004, 2005, 2006, 2007 and 2008, the basic interest rate was 17.8%, 18.0%, 13.3%, 11.3% and 13.8%, respectively, and as of December 31, 2009, was 8.75%. Increases in interest rates may have a material adverse effect on us.

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

For further information concerning specific regulations or resolutions issued by ANATEL, refer to section “Item 5.A −Operating and Financial Review and Prospects−Operating Results−Regulatory and Competitive Factors.”

Our concession may be terminated by the Brazilian government under certain circumstances.

We operate our business under a concession granted by the Brazilian government. According to the terms of the concession, we are obligated to meet certain universal service requirements and to maintain minimum quality and service standards. For example, ANATEL requires that we satisfy certain conditions with respect to, among other things, expansion of our network to provide public pay-phone service for all areas with populations in excess of 100, expansion of our network to provide private individual telephone service for all areas with populations in excess of 300, and, with respect to quality of service, targets for the number of call completions. Our ability to satisfy these terms and conditions, as well as others, may be affected by factors beyond our control. Our failure to comply with the requirements of our concession may result in the imposition of fines up to R$50.0 million or other government actions, including the termination of our concession. Any partial or total revocation of our concession would have a material adverse effect on our financial condition and results of operations. Moreover, the concession agreements establish that all assets owned by the Company and which are indispensable to the provision of the services described in such agreements are considered reversible assets and are deemed to be part of the concession assets. The assets will be automatically returned to ANATEL upon expiration of the concession agreements, according to the regulation in force at that time. On December 31, 2009, the net book value of reversible assets is estimated at R$7.0 billion, which is comprised of switching and transmission equipment and public use terminals, external network equipment, energy equipment and system and operation support equipment.

The expiration date of the original concession agreements was December 31, 2005, but it has since been renewed as of December 22, 2005 for an additional 20-year term. The current concession agreements contain a provision allowing ANATEL to review the concession terms in 2010, 2015 and 2020. This provision permits ANATEL to update the renewed concession agreements with respect to network expansion, modernization and quality of service targets in response to changes in technology, competition in the marketplace and domestic and international economic conditions. A Public Notice (consulta pública) was published on March 31, 2009 with the proposed revisions to the concession agreements and public meetings (audiências públicas) were held in Manaus, Salvador, São Paulo, Brasília, Florianópolis and Rio de Janeiro in May 2009.

ANATEL is currently analyzing the suggestions made to the Public Notice and it may vote on the final version of the concession agreements over 2010. The revised concession agreements will become effective as of January 1, 2011.

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

Number Portability was introduced in 2008. Number Portability allows clients within a limited geographic locale to relocate or change their telephone operator without the need to change their telephone number (for either a fixed or mobile line). Number Portability was introduced for certain of our clients in September of 2008 and as of December 31, 2008, approximately 18% of our clients had Number Portability rights. The year 2009 was the first full fiscal year impacted by the effects of Number Portability. Number Portability rights for all of our clients became effective in March 2009. As a result of Number Portability, we had a small increase in the churn of our fixed-line customers.  Mobile operators were more impacted by the effects of Number Portability. However, despite the impact being lower than expected thus far, an attack with an aggressive positioning of GVT can accelerate the demand for portability.

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

Holders of Our Preferred Shares might be unable to exercise preemptive rights with respect to the preferred shares unless there is a current registration statement in effect which covers those rights or unless an exemption from registration applies.

Holders of our preferred shares will not be able to exercise the preemptive rights relating to the preferred shares underlying your ADSs unless a registration statement under the U.S. Securities Act of 1933, as amended, or the Securities Act, is effective with respect to those rights, or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement. Unless we file a registration statement or an exemption from registration applies, you may receive only the net proceeds from the sale of your preemptive rights by the depositary, or if the preemptive rights cannot be sold, they will lapse and you will not receive any value for them. For more information on the exercise of your rights, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Preemptive Rights.”

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

Brazilian Law No. 10,833 provides that gains on the disposition of assets located in Brazil by non-residents of Brazil, whether to other non-residents or to Brazilian residents, will be subject to Brazilian taxation. The preferred shares are expected to be treated as assets located in Brazil for purposes of the law, and gains on the disposition of preferred shares, even by non-residents of Brazil, are expected to be subject to Brazilian taxation. In addition, the ADSs may be treated as assets located in Brazil for purposes of the law, and therefore gains on the disposition of ADSs by non-residents of Brazil may also be subject to Brazilian taxation. Although the holders of ADSs outside Brazil may have grounds to assert that Law No. 10,833 does not apply to sales or other dispositions of ADSs, it is not possible to predict whether that understanding will ultimately prevail in the courts of Brazil, given the general and unclear scope of Law No. 10,833 and the absence of judicial court rulings in respect thereto. See “Item 10. Additional Information—E. Taxation—Brazilian Tax Considerations.”

Certain Factors Relating to Our Controlling Shareholder

Our controlling shareholder has strong influence over our business.

Telefónica Internacional S.A., or Telefónica Internacional, our principal shareholder, currently owns directly and indirectly approximately 85.57% of our voting shares and 87.95% of our total capital. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders” and “Item 7. Major Shareholders and Related Party Transactions —B. Related Party Transactions.” As a result of its share ownership, Telefónica Internacional has the power to control us and our subsidiaries, including the power to elect our directors and officers and to determine the outcome of any action requiring shareholder approval, including transactions with related parties, corporate reorganizations and the timing and payment of our dividends. Given this degree of control over our company, circumstances could arise under which the interests of Telefónica Internacional could be deemed to be in conflict with the interests of our other shareholders.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

General

Following the restructuring and privatization of Telebrás, discussed below, we were incorporated on May 22, 1998, as a corporation (sociedade anônima) organized under the laws of the Federative Republic of Brazil. We are registered with the CVM, as a publicly held company and our stock is traded on BM&FBOVESPA. We are also registered with the SEC in the United States and our ADSs are traded on the New York Stock Exchange, or the NYSE. Our headquarters are located at Rua Martiniano de Carvalho, 851, 01321-001, São Paulo, SP, Brasil. Our telephone number is 55-11-3549-7200.

As of December 31, 2009, we had 168,609,291 outstanding common shares, with no par value per share, and 337,232,189 preferred shares, with no par value per share. Our shareholders’ equity was in the amount of R$10.1 billion as presented under the Brazilian Corporate Law Method.

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

In addition to the services we provide under the concession agreements of 1998, we also provide international and interregional long-distance services, as permitted under Act No. 23,395 of March 1, 2002, under which ANATEL also acknowledged the accomplishment of our network expansion and universal service targets as of September 30, 2001.

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

In March 14, 2007, ANATEL conceded to A.Telecom S.A., one of our wholly-owned subsidiaries, the license to offer Pay TV services through DTH (“Direct to the Home” - a special type of service that uses satellites for the direct distribution of television and audio signals for subscribers). We began offering Pay TV services on August 12, 2007.

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

In 2008, the Company pioneered the launch of internet access through fiber optic cables (“Fiber to the Home” - FTTH) for non-commercial customers. Aside from the offer of an internet connection with high-speed capacities of 8 Mbps and 30 Mbps, various bundles have also been offered, including Wi-Fi, Digital TV, 2,000 minutes of local and intra-state calls, anti-virus protection, call identification, technical assistance and specific call center assistance.

On February 16, 2009, ANATEL extended the authorization until 2024 for the use of the spectrum frequencies associated to the MMDS in the cities of São Paulo, Curitiba, Rio de Janeiro and Porto Alegre.

As of December 31, 2009, our telephone network included 11.3 million fixed lines in service, 2.6 million broadband clients and 0.5 million Pay TV clients. Of the access lines in service, approximately 72% were residential, 23% were commercial, 2% were public telephone lines and 3% were for our own use and testing.

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

The Spin-off of Certain Data Transmission Operations

On August 3, 2000, the wholly-owned subsidiary Telefônica Empresas S.A. was created with the corporate goal of providing Switched Package Network services, and on January 30, 2001, the independent Brazilian corporation Telefônica Data Brasil Holding S.A. (TDBH) was created through a shareholder-approved spin-off of the data transmission operations performed by Telefónica Empresas S.A. A merger of the company and TDBH was effective July 2006. See “—The SCM Restructuring.”

Attainment of ANATEL Targets

Telesp’s business, services and tariffs have been regulated by ANATEL since June 16, 1997, in accordance with various decrees, decisions, plans and regulatory measures. We became the first operator to achieve ANATEL’s service targets. As a result, ANATEL granted us a license to offer domestic and international long-distance services to our customers. Accordingly, on May 7, 2002, we began providing international long-distance services and on July 29, 2002, we began providing interregional long-distance service. See “—B. Business Overview—Regulation of the Brazilian Telecommunications Industry—Obligations of Telecommunications Companies—Network Expansion and Quality of Service” for information relating to ANATEL’s network expansion and universal service targets.

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

On October 31, 2007, the board of ANATEL concluded the regulatory review of the association between Grupo Abril and the Company, approving the transaction, which involves (i) the acquisition of all of the operations of MMDS (Multichannel Multipoint Distribution Service) and broadband, and (ii) the acquisition of a significant stake, within the limit of the foreseen effective laws and regulations, in the cable television dealers controlled by Grupo Abril within and outside of the State of São Paulo. This decision was published in the Official Gazette of the Federal Executive on November 19, 2007. Antitrust clearance is still pending from the ANATEL and CADE competition authorities.

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

Corporate Reorganization involving Ajato

On October 14, 2008, Telefonica Sistema de Televisão S.A. (“TST”) and TTP purchased from Abril Comunicações S.A. all shares of Mundial Voip Telecomunicações Ltda., EPP, which had its corporate name changed to Ajato Telecomunicação Ltda. (“Ajato”).  Following the merger of TTP into Telesp on November 11, 2008, Ajato’s shares are held by TST and us.

Corporate Reorganization involving DABR and TTP

On October 21, 2008, the Company’s Board of Directors and the shareholders of TTP and Telefônica Data Brasil Participações Ltda. (“DABR”) approved a corporate reorganization that consisted of the merger of TTP and DABR into us.

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

Recent Developments

Corporate Restructuring involving A.TELECOM S.A.

On December 9, 2009, the Company’s Board of Directors approved the submission to a shareholder vote of the corporate reorganization proposal consisting of the partial spin-off of A.TELECOM S.A. (“A.TELECOM”), and the subsequent merger into Telesp of the spun-off part of A.TELECOM.

On December 30, 2009, A.TELECOM’s shareholders approved the spin-off of part of A.TELECOM and the subsequent merger of the spun off part into Telesp. On the same date, Telesp’s shareholders approved the merger of the spun-off part into us.

This corporate restructuring created synergies for us and A.TELECOM providing both of us with better administrative, operating and regulatory efficiencies regarding telecommunication integrated services, thus benefiting both of us and our respective shareholders.

The transaction can be summarized as follows: (1) a partial spin-off of A.TELECOM and the subsequent merger into Telesp of the spun-off part (including the assets, rights and liabilities) was approved pursuant to Article 229 of Brazilian Corporate Law; (2) as a result of the spin-off, the capital of A.TELECOM was reduced in the proportion of the spun-off part valued at R$99,292,785.24 and the corresponding shares held by Telesp were cancelled; (3) A.TELECOM’s spun-off part was merged into Telesp. There was no capital increase for Telesp as a result of the merger because A.TELECOM is a wholly-owned subsidiary of Telesp. Telesp incurred a reduction in its investment accounted in its fixed assets. All assets and liabilities existing on the spin-off special balance sheet were transferred to Telesp, with no changes to its equity; (4) any changes to A.TELECOM’s equity between the date of the appraisal report and the shareholders’ meeting that approved the merger were absorbed by A.TELECOM; (5) Telesp became liable only for the liabilities that were expressly transferred to it as a result of the merger as memorialized in the Protocol of Merger and the spin-off special balance sheet, with no joint liability with A.TELECOM. There are no material contigencies or off-balance sheet liabilities transferred to Telesp as result of the merger of the spun-off part of A.TELECOM.

Corporate Structure and Ownership

Our general corporate and shareholder structure is as follows:

Capital Expenditures

We are permitted to determine our own capital expenditure budget, subject to compliance with certain obligations to expand service under the concession. With this in mind, we were focused in voice services in order to comply with ANATEL’s targets and to provide quality service for clients. Also, in order to achieve a consolidated position in the broadband and Pay TV market, during 2009 the focus of our capital expenditure has been, and continues to be, expanding, modernizing and upgrading our ADSL network, increasing the base of Pay TV and improving our systems and processes of customers relations, marketing and sales.

The following table sets forth our capital expenditures for each year in the three-year period ended December 31, 2009.

	Year ended December 31,
	2009	2008	2007
	(in millions of reais)
Switching equipment	73.5	61.1	54.7
Transmission equipment	266.7	226.6	264.5
Infrastructure	121.9	56.0	45.6
External network	463.2	433.4	356.0
Data transmission	426.2	559.8	444.7
Line support equipment	378.3	471.8	380.2
Administration (general)	430.9	459.2	368.5
Other	60.3	74.6	78.3
Total capital expenditures	2,221.0	2,342.5	1,992.5

In addition to the consolidation of our broadband market position, the primary focus of our capital expenditure program has been, and continues to be, the expansion, modernization and digitalization of the network in order to comply with ANATEL’s targets and to provide quality service for our clients. See “—B. Business Overview—Regulation of the Brazilian Telecommunications Industry—Obligations of Telecommunications Companies.”

We anticipate that our capital expenditures for 2010 will be approximately R$2.3 billion. We expect to fund these expenditures with funds internally generated from our operations and through debt.

B. Business Overview

Our Region

The State of São Paulo covers an area of 248,809 square kilometers, representing approximately 2.9% of Brazil’s territory. The population of the State of São Paulo is approximately 40.6 million, representing 21.6% of Brazil’s total population. Based on the most recent data available, the gross domestic product, or GDP, of the State of São Paulo in 2007 was an estimated R$902.8 billion, or approximately US$509.9 billion, representing approximately 34% of Brazil’s GDP for the year. The State of São Paulo’s annual per capita income during 2007 was an estimated R$22.7 thousand, or approximately US$12.6 thousand.

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

Our concession region is Region III, which is comprised of 622 municipalities, including the City of São Paulo, with an aggregate population of approximately 40.6 million. Of the municipalities in Region III, 72 have populations in excess of 100,000. The City of São Paulo has a population of approximately 11 million. According to the plan established by the federal government, whereby the government granted licenses to four providers of fixed-line telecommunications services, the State of São Paulo was divided into four sectors, including Sectors 31 (our predecessor company’s area prior to the reorganization), 32 (the area corresponding to Ceterp prior to our acquisition), 33 (corresponding to the portion of the State of São Paulo that we do not service) and 34 (CTBC Borda do Campo area prior to the reorganization). Through transactions that took place in November 1999 and December 2000, CTBC Borda do Campo and Ceterp merged into our company, which now holds Sectors 31, 32 and 34. Sector 33 is held by CTBC Telecom. According to the Presidential Decree regarding the new General Plan of Grants, published in the Diário Oficial da União on November 21, 2008, we were given a period of 18 months for the unification of the three sectors for which we act as a concessionaire (sectors 31, 32 and 34).

On May 7, 2002, we began offering international long distance service and on July 29, 2002, we started offering interregional service. The conditions for the provision of interregional and international long-distance services outside the concession area contemplate that providers already operating services under a selection code (a two-digit code to be input by the caller as a prefix to the number dialed) shall keep such code under the new licenses authorizing operation outside the applicable concession area. Accordingly, we continue using the provider selection code “15” that permits our callers to originate calls using our services even though they are outside our concession area. All interregional and international cellular calls, whether in our concession area or that of another provider, need to dial a carrier selection code using Personal Mobile Service—SMP, through which mobile services users choose the provider for interregional and international long-distance calls, and which requires dialing our code “15” in order to use our services. See “—Services—Network Services.”

Services

Overview

Our services consist of:

•	local services, including activation, monthly subscription, measured service and public telephones;

•	intraregional, interregional and international long-distance services;

•	data services, including broadband and other data link services;

•	Pay TV services through DTH (direct to home) satellite technology and land based wireless technology MMDS (multichannel multipoint distribution service);

•	network services, including interconnection and rental of facilities, as well as other services.

In March 2002, ANATEL certified our compliance with the 2003 universal service targets and authorized us in April 2002 to start providing local and intraregional services in certain regions in which we were not operational and interregional and international long-distance services throughout Brazil. See “—Competition” and “—Regulation of the Brazilian Telecommunications Industry—Obligations of Telecommunications Companies—Public Regime Service Restrictions.”

We provide interconnection services to cellular service providers and other fixed telecommunications companies through the use of our network. In April 1999, we also began to sell handsets and other telephone equipment through A. Telecom S.A. (formerly Assist Telefónica S.A.), our wholly-owned subsidiary. Until January 2001, we provided data transmission services, but spun off our data transmission operations into TDBH. In March 2006, we began the restructuring of our multimedia communications services (serviços de comunicação multimidia) and data transmission activities.  See “—A. History and Development of the Company—Historical Background—The SCM Restructuring.”

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

	Year ended December 31,
	2009	2008	2007
	(in millions of reais)
Local service	8,138	8,609	9,125
Intraregional service	2,672	2,644	2,006
Interregional long-distance service	1,199	1,165	1,215
International long-distance service	113	140	134
Data transmission	4,176	3,760	2,996
Fixed-to-mobile services	4,102	4,372	4,064
Network usage services	488	466	405
Network Access	509	384	319
TV service	600	379	54
Other	1,158	1,102	866
Total	23,155	23,021	21,184
Taxes and discounts	(7,360)	(7,042)	(6,456)
Net operating revenue.	15,795	15,979	14,728

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
See “—Competition.”

Telesp became the first telephone service concessionaire in Brazil to offer local services outside its concession region (the State of São Paulo). In May 2003, we achieved the network expansion and universal service targets established by ANATEL, and began providing local services to six other states in Brazil, including Sergipe, Espírito Santo, Rio Grande do Sul, Paraná, Santa Catarina and certain areas in Rio de Janeiro. In May 2004, we began providing local telephone services in seven other states in Brazil, including those in the capitals of Pará, Roraima, Amapá, Rondônia, Maranhão, Tocantins and Acre. In May 2005, we also began to provide local telephone services in the capitals of the following states: Ceará, Amazonas, Pernambuco, Rio de Janeiro, Bahia, Mato Grosso do Sul and Mato Grosso. Since May 2006, we have also been providing local telephone services in Brasília (Distrito Federal) and Goiânia, the capital of the State of Goiás. We have not had any activations since 2007.

Intraregional Long-Distance Service

Intraregional long-distance service consists of all calls that originate in one local area or municipality and terminate in another local area or municipality of our concession region. We were the sole provider of intraregional long-distance service in our region until July 3, 1999, when the federal government also authorized Embratel and Intelig to provide intraregional long-distance services. Embratel, Br Telecom and Telemar also provide long-distance services in our concession region. See “—Competition.”

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

Network Services

Brazil is divided into four regions in relation to telecommunication services with the following incumbent service providers: (i) Region I, that encompasses the North and Northeast regions of Brazil and in which concessions are granted to Oi (Telemar) and CTBC Telecom; (ii) Region II, that encompasses the South and Center-West regions of Brazil and in which concessions are granted to Oi (Brasil Telecom), CTBC Telecom, and Sercomtel; (iii) Region III, that encompasses the State of São Paulo and in which concessions are granted to Telefônica and CTBC Telecom; and (iv) Region IV, that encompasses the whole country and in which the concession for long distance calls is granted to Embratel.

In 2005, after meeting the targets imposed in the concession agreement two years before the target date, Telefônica started to operate in Regions I and II, expanding its long-distance network to the main Brazilian cities, providing services in the main markets with infrastructure based on new generation platforms.

By the end of 2009, we were present in the main cities of Regions I and II, namely: Porto Alegre, Curitiba, Brasília, Rio de Janeiro, Vitória, Belo Horizonte, Salvador, Florianópolis, Fortaleza, Recife and Goiânia.

Telesp has continuously adapted and expanded its network topology and services aiming to develop new business opportunities in the State of São Paulo through offering services to other telecommunications companies. The result was a significant increase in the number of providers that use Telefônica’s wholesale services.

Other important adaptations have been implemented in the network topology in order to meet the regulatory requirements and to integrate several calling areas of the State of São Paulo, thus allowing customers to make local calls in situations that had previously been categorized as long-distance calls. The integration of new cities into local areas is annually determined by ANATEL and Telefônica is fully complying with ANATEL’s determinations.

In 2007, we developed network solutions and invested significant funds to adapt its network to ANATEL’s Number Portability requirements. The implementation of Number Portability in the State of São Paulo was effectively initiated in September 2008 and fully implemented in March 2009. Systems and processes adjustments are still in progress in order to improve support to Number Portability requirements.

Competition for long-distance service has increased and by the end of 2009 there were a total of 34 different operators available through the Service Provider Selection Code (Código de Seleção de Prestadora - CSP).  A new pre-paid attendant service for long-distance call forwarding has been implemented, as well as satellite services for providing circuits in remote areas for wholesale and large customers.

Other Services

Currently, we also provide a variety of other telecommunications services that extend beyond basic telephone service, including interactive banking services, electronic mail and other similar services.

As a result of our acquisition of certain assets from Telefónica Data S.A. in 2002, we also started providing the following services: (i) an Internet service that allows our customers to access our network through remote dial-up connection and (ii) services that allow customers of Internet Service Providers, or ISPs, to have access to broadband Internet.

Interconnection

In July 2005, ANATEL published new rules regarding interconnection systems that substantially changed the interconnection model. These changes include: (i) an obligation to have an interconnection public offer for all types of interconnection services, in addition to the interconnection between fixed-line service providers and mobile service providers; (ii) an offer of interconnections for Internet Service Providers (ISPs); (iii) the establishment of criteria for the treatment of fraudulent calls; and (iv) the reduction of time in which new interconnection solicitations are answered. These reforms have facilitated market entry for new operators.

The interconnection public offer (OPI) had been amended following negotiations with providers and changes in the services rendered and regulatory requirements. Telesp has adopted procedures to reduce the time necessary to answer customers’ interconnection requests, as well as to monitor and comply with quality levels set by ANATEL for interconnection services with a current availability level of 99.8%.

Telesp has also completed the implementation of the interconnection with mobile service providers in the most intensive traffic areas, assuring the proper billing for such calls and reducing interconnection costs.

In 2007, ANATEL published the new version of the Regulation of Fixed Network Compensation Rates, which primarily modified the rules for interconnection rates and calculation methods. Local and long-distance tariffs that were flat at all times became variable according to the rules for public service tariffs. A 20% increase was applied to tariffs of non incumbents in their regions.

In addition to the necessary adaptations in its network concerning the Number Portability, Telesp, in conjunction with other operators, implemented a systematic solution including several interoperative processes, which allows the correct forwarding of calls.

According to the Personal Mobile Service (SMP) regulation, the Mobile Network Interconnection Fee (VUM) price is subject to free negotiation between parties and once an agreement is reached it should be homologated by ANATEL to take effect.  The agreement currently in effect was executed in 2008.

Starting in November 2009, the licenses of each mobile operator were consolidated by region, resulting in the consolidation of tariffs and in the reduction from two to one VUM in the fees owed for on-net network traffic.

At the end of 2009, Telefônica was party to 187 local and long-distance interconnection agreements and 91 traffic and transport agreements.

I-Telefónica

I-Telefónica is a free Internet access service provider launched in September 2002 by our subsidiary A. Telecom S.A. (formerly Assist Telefónica). The product is available in 622 cities in the State of São Paulo and over 1,500 cities in all of Brazil. The service delivers high quality, stable Internet access that is structured to ensure that our clients do not encounter a busy signal when connecting to the Internet. I-Telefónica permits us to increase the range of our services and better supply our customers by offering an entry-level option to the Internet market. I-Telefónica also represents a strategic tool to protect us against the possible traffic imbalance that may be generated by Internet access service providers that do not use our network. Traffic imbalance (sumidouro) occurs when a certain telecommunications operator has a higher volume of incoming than outgoing traffic (with another operator). When the incoming/outgoing traffic relationship falls outside the 45%-55% range, the operator with higher outgoing traffic must pay to the other the interconnection fees corresponding to the traffic that exceeds the range. Telecommunications operators that house internet service providers tend to have more incoming than outgoing traffic, and thus receive interconnection revenues from other operators. I-Telefónica helps us keep our dial-up traffic on our own network, and thus reduce unfavorable traffic imbalance, thereby lowering our interconnection expenses.

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

On February 16, 2009, ANATEL extended the authorization until 2024 for the use of the spectrum frequencies associated to the Multichannel Multipoint Distribution Service (MMDS) in São Paulo, Curitiba, Rio de Janeiro and Porto Alegre. ANATEL is currently analyzing the price to be paid for the spectrum usage.

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

Every two years, during the agreement’s new 20-year period, publicly held companies will have to pay a renewal fee which will correspond to 2% of its prior-year SFTC revenue, net of taxes and social contributions. The first payment of this biennial fee occurred on April 30, 2007, based on the 2006 STFC net revenues, and the second payment occurred on April 30, 2009, based on the 2008 STFC net revenues. The next payment is scheduled for April 30, 2011 based on the 2010 net revenues. See Note 20 to our Consolidated Financial Statements.

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

Concession agreements, which were valid from 1998 until December 31, 2005, and subsequently renewed for an additional 20 years until 2025 (all of our relevant concession agreements were renewed), establish a price cap for annual rate adjustments.

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

Under current ANATEL regulations, residential customers who sign up for the basic plan monthly fee receive an allowance of 200 minutes per month.

Our local concession contracts set forth two mandatory plans for local fixed service, and allow for the concession company to design other alternative pricing plans of  its own. Customers will have a choice between the two mandatory plans, any other alternative plan or a combination of basic and alternative plans. The main differences between the two main mandatory plans are as follows:

•	Local Basic Plan: for clients that make mostly short duration calls (up to three minutes), during regular hours; and

•	Mandatory Alternative Plan (PASOO): for clients that make mostly longer duration calls (above three minutes), during regular hours and/or that use the line for dial-up service to the Internet.

The following table outlines the basic billing requirements and rates for the local Basic Plan and the Mandatory Alternative Plan:

CHARACTERISTICS OF PLAN	BASIC PLAN	MANDATORY ALTERNATIVE PLAN
Monthly Basic Assignment
Allowance (minutes included in the Residential Assignment)	200 minutes	400 minutes
Commercial Assignment
Allowance (minutes included in the Commercial Assignment)	150 minutes	360 minutes
Local Call Charges
Regular Hours
Completing the call (minutes deducted from the allotment)	-	4 minutes
Completing the call after the terms of the allotment
Sector 31	-	R$0.15596
Sector 34	-	R$0.15192
Sector 32	-	R$0.16365
Local Minutes - charges in excess use of the allotment
Sector 31	R$0.10158	R$0.03899
Sector 34	R$0.10158	R$0.03798
Sector 32	R$0.10158	R$0.04091
Minimum time billing	30 seconds	-
Reduced Hours
Charge per answered call (minutes deducted from allotment)	2 minutes	4 minutes
Charge per answered call after the allotted duration
Sector 31	R$0.20316	R$0.15596
Sector 34	R$0.20316	R$0.15192
Sector 32	R$0.20316	R$0.16365

The fees for Local Basic Plan Service were approved by ANATEL’s Act No. 5,180 of September 11, 2009. The Alternative Plan under Mandatory Service Provisions (Oferta Obrigatória) (PASOO) was approved by Resolution No. 450, on December 7, 2006, being that the readjustment of the tariffs follows the same rule established for the local basic plan.

Besides the Basic Service Plans, Telesp may offer alternative plans with any pricing design it chooses. However, ANATEL must be notified of these alternative plans prior to publishing and implementing of any such plan.

On September 11, 2009, ANATEL’s Act No. 5,180 approved new local tariffs for our areas of concession, to take effect as of September 16, 2009. The average readjustment in the local service basket was 0.9767%. The tariffs were applied to customers as demonstrated below:

•	Residential customers were charged a monthly subscription fee for the provision of service of R$40.35;

•	Commercial clients and non-residential customers (PBX) were charged a monthly subscription fee for the provision of service of R$69.22 in Sector 31, R$67.38 in Sector 34 and R$64.30 in Sector 32;

•	Local minute tariffs were charged R$0.10158 per minute to Sectors 31, 32 and 34; and

•	Activation fees were charged R$113.53 in Sector 31, R$93.44 in Sector 34 and R$60.63 in Sector 32.

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

•	Fee for the use of our long-distance network—We charge the service providers a network usage charge on a per-minute basis only when the interconnection access to our long-distance network is in use.

•	Fee for the rental of certain transmission facilities used by another service provider in order to place a call.

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

Cellular telecommunications services in Brazil, unlike those in the United States, are offered on a “calling party pays” basis, under which the subscriber pays only for calls that he or she originates. Additionally, a subscriber pays roaming charges on calls originated and terminated outside his or her home registration area. Calls received by a subscriber are paid for by the party that places the call in accordance with a rate based on per-minute charges. For example, a fixed-line service customer pays a rate based on per-minute charges for calls made to a cellular service subscriber. The lowest base rate per minute, or “VC1,” applies to calls made by a subscriber in a registration area to persons in the same registration area. Calls to mobiles outside the registration area, but within the mobile authorization area, are charged at a higher rate, “VC2.” Calls to mobiles outside the mobile authorization area are billed at the highest rate, “VC3.” When a fixed-line service customer calls a mobile subscriber, we charge the fixed-line service customer per-minute charges based on VC1, VC2 or VC3 rates. In turn, we pay the cellular service provider the cellular network usage charge.

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

Data Transmission Rates

We receive revenues from charges for data transmission, which include “Speedy,” the rental of dedicated analog and digital lines for privately leased circuits to corporations and others that were provided by Telesp and Telefonica Data. See “—A. History and Development of the Company—Historical Background—The Spin-off of Certain Data Transmission Operations” and “—A. History and Development of the Company—Historical Background—The SCM Restructuring.”

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

In addition, the following contributions are imposed on certain telecommunications services revenues:

•
Contribution for the Fund for Universal Access to Telecommunications Services—”FUST”. FUST was established in 2000 to provide resources to cover the cost exclusively attributed to fulfilling obligations (including free access to telecommunications services by governmental institutions) of universal access to telecommunications services that cannot be recovered with efficient service exploration or that is not the responsibility of the concessionaire. Contributions to FUST by all telecommunications services companies began in January 2001, at the rate of 1% of net operating telecommunications services revenue (except for interconnetion revenues), and it may not be passed on to customers.

•
Contribution for the Fund of Telecommunications Technological Development—”FUNTTEL.” FUNTTEL was established in 2000, in order to stimulate technological innovation, enhance human resources development, create employment opportunities and promote access by small and medium-sized companies to capital resources, so as to increase the competitiveness of the Brazilian telecommunications industry. Contributions to FUNTTEL by all telecommunications services companies began in March 2001, at the rate of 0.5% of net operating telecommunications services revenue (except interconnection revenues), and it may not be passed on to customers.

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

Billing and Collection

We send each customer a monthly bill covering all of the services provided during the prior period. Telephone service providers are required under Brazilian law to offer their customers the choice of at least six different payment dates within the monthly billing cycle. In our case, customers are divided into 16 different groups, and each group receives a bill according to a specific billing date within the monthly billing cycle.

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

ANATEL regulations allow us to prevent a customer from making outgoing calls after a receivable has been outstanding for 30 days—a partial block—or prevent a customer from making outgoing or receiving incoming calls—a total block—after 60 days, and to disconnect a customer upon failure to pay after 90 days. During 2009, the monthly average of partial blocks was 884,750 telephone lines and the monthly average of total blocks was 156,009 telephone lines. On December 31, 2009, 10.2% of all receivables had been outstanding between 30 and 90 days, and 40.3% of all receivables had been outstanding for more than 90 days. For a discussion of provisions for past due accounts, see “Item 5—Operating and Financial Review and Prospects.”

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

As a telecommunication service provider, we do not manufacture equipment for the construction of our networks and  facilities.  We buy the equipment from qualified suppliers and through this equipment we mount our networks and facilities through which we supply our services. The following table sets forth selected information about our network in aggregate, at the dates and for the years indicated:

	At and for Year ended December 31,
	2009	2008	2007	2006	2005
Installed access lines (millions)	14.5	14.7	14.6	14.4	14.3
Access lines in service (millions) (1)	11.3	11.7	12.0	12.1	12.3
Average access lines in service (millions)	11.5	11.8	12.0	12.3	12.4
Access lines in service per 100 inhabitants	27.1	28.7	29.1	29.9	30.9
Percentage of installed access lines connected to digital switches	100.0	100.0	100.0	100.0	100.0
Employees per 1,000 access lines installed	0.5	0.6	0.5	0.6	0.5
Number of public telephones (thousands)	250.5	250.3	250.3	250.3	331.5
Registered local call minutes (billions)	51.5	51.8	54.5	n.a.	n.a.

	At and for Year ended December 31,
	2009	2008	2007	2006	2005
Domestic long-distance call billed minutes (billions)	10.7	11.8	11.9	13.0	14.1
International call billed minutes (millions)	63.8	84.7	88.1	94.7	104.9
Broadband services (ADSL) (millions)	2.6	2.5	2.0	1.6	1.2

(1)	Data includes public telephone lines.

Technology

In order to offer a greater quantity of integrated services, we have incorporated a series of new technologies in our voice and data networks, the most prominent being IP/MPLS Multiservices networks supported by the IP/MPLS platform.

The IP/MPLS platform allows us to offer internet connection solutions to business clients at speeds that vary from 64Kbps to 10Gbps, as well as to forward the traffic of all Speedy clients.

This platform is directly connected to the main Brazilian internet providers and telecommunication companies through the network of Telefonica International Wholesale Services, or TIWS, via redundancy connections made by sub-sea cables.  These characteristics provide our clients with high quality services and short delays in their internet connections.

Additionally, we have name solution centers (DNS — Domain Name System) strategically positioned in the platform, which guarantee a quick name solution to our internet services clients.  These centers transform the internet addresses typed by residential and business clients into IP addresses guaranteeing the correct transmission of data to the internet.

We provide the IP/MPLS network to our business clients offering advanced connection solutions to small, medium and large companies (Private Virtual Networks — VPN). This network has mechanisms of quality assurance for all applications (Qos – Quality of Service) as well as applications for voice, video and data convergence.  We also offer connectivity solutions to business clients through a network based on Frame-Relay and ATM technologies.

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

In the residential segment, since 1999, we have been heavily investing in offering broadband access through an asymmetric digital subscriber line, or ADSL, technology under the brand “Speedy.” This technology provides high-speed Internet access through regular telephone lines. In 2007, we initiated the implementation of the FTTx network (available through fiber-optic cables running to the subscriber’s home – GPON technology) with a coverage of 371K Home Passed, offered within a range of different speeds up to 30 Mbps, and IPTV high definition service (HDTV). In December 2009, we surpassed the mark of 2,553 million broadband clients connected in service, 65% of which had speeds equal to or greater than 2Mpbs. To reach this number of clients, we constantly search for market differentials such as new integrated services, speed upgrades and servicing of new localities, among others.

We offer the IPTV service through a partnership with TVA through the FTTx network and Telesp Plataform. In 2010, we will improve Telesp Plataform aiming to increase its competition in the market.  This platform consists of pay TV with video broadcast offered through the use of the IP protocol. The offering of such technologically advanced services is only made possible due to our partnership with TVA, a recognized provider of pay TV services. Additional services, such as pay-per-view and “video on demand” (“VOD”), are also available. Furthermore Telefônica’s network contains space for the recording of programs or local recordings in the Set Top Box (“STB”), and in the future, third-party content providers will be able to offer games and connectivity services.

We also offer digital television service via satellite (DTH) to the subscribers in the State of São Paulo (and in the future, all of Brazil) that receive broadcast/PPV content through a Ku band antenna and Set Top Box (with Smart Card). As of December 31, 2009, we surpassed the mark of 300,000 subscribers in service. In 2010, we foresee the expansion of coverage of local channels with high penetration in their geographical markets. We will also improve the content protection system in 2010, aiming to reduce the possibility of undesired access to the distributed content.

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

Our main competitors in the corporate segment are Oi (formerly Telemar), Intelig, Teléfonos de México, S.A. de C.V. (“Telmex”) through Embratel and GVT a “mirror” operator (operators with certain restrictions set forth by ANATEL during the privatization process) in Region II, which has been acquired by Vivendi in November 2009. Our competitors employ varying strategies in an effort to gain market share. For example, Embratel has sought to expand its presence by consolidating a large portfolio of companies, making direct sales and improving customer service. New market entrants Oi and GVT have focused their emphasis on larger corporate clients. Our market strategy in this sector is based on offering bundled products (voice, broadband and hardware) and on improving our customer service.

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

There are five mobile service operators in our region, two of which began operating in São Paulo in the second half of 2008.  In March, 2007, ANATEL granted Unicel a license to offer mobile telephone services in São Paulo.  Beginning in August 2008, Unicel began offering mobile telephone services in the city of São Paulo and in 63 of the municipalities of the State of São Paulo under the brand AEIOU.  In September 2007, Oi obtained a SMP authorization from ANATEL through a public bidding process.  In November 2008, Oi began offering mobile telephone services in the State of São Paulo.  We expect that the entry of AEIOU and Oi in the mobile telecommunications market in São Paulo will increase downward pressure on the prices for mobile telephone services in the state, contributing to further migration of users from fixed-line to mobile telephone service.

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

•	TIM, controlled by Telecom Italia, which began operations in October 2002;

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

In 2009, we continued to see a slight decline in the number of fixed-line customers, in part as a result of increased competition. In an effort to maintain the attractiveness of fixed-line telecommunications service, we have created product offerings customized to different customer segments. For example, in the low-income, local fixed telecommunications segment, we face less direct competition due to the low profitability of this market.  However, we do face more significant competition from prepaid cellular telecommunications providers in this segment.  Such services are relatively profitable because of the high fees generated through the interconnection of fixed and cellular networks. To address indirect competition from prepaid cellular telecommunications providers in the low-income customer segment, we offer low-cost, pre-paid fixed-line service, which we believe helps prevent migration of these customers from fixed-line service to mobile service.

We have also sought to protect our voice services offerings by increasing our offerings of “Minute Packages” and by including bundling offers with Speedy and pay TV. We have enhanced the attractiveness of our voice services through the increase of packages, mainly through the offer of flat rates in the “Fale e Navegue a Vontade” voice plan, that allows unlimited on-net local calling and internet dialing.

In addition to traditional telephone services, we continue to develop our product offerings by expanding our offerings in related market sectors, particularly those with greater potential for future growth, such as broadband Internet services, pay TV, and information technology services.

With respect to our broadband Internet offerings, in spite of increased competition in the broadband Internet market, Speedy has maintained its position as a market leader, with more than 2,6 million customers as of December 31, 2009.  In addition to the voice and data bundling services previously mentioned, we have been actively pursuing additional market strategies to maintain this position, including the launch of high speed broadband services (up to 30 Mbps) in addition to expanding our offering of 2 Mbps services to the majority of our customer base.

We believe we made substantial advances in the pay TV market in 2009 by expanding our range of available programming, leading to increased subscription, with over 487 thousand clients as of December 31, 2009.

At the end of 2009, there were approximately 43 million mobile phones in the State of São Paulo (out of approximately 170 million in Brazil). Operators such as the subsidiaries of America Móvil operating under the brand name Claro and Embratel, controlled by Carso Telecom Group, launched combination offerings in 2006 involving fixed-line and mobile services. Other integrated groups, such as Oi (formerly Telemar) and Brasil Telecom and its cellular company “BrT GSM,” have also launched offers incorporating the use of fixed telephones and mobile phones, though such offerings have not yet been launched in the São Paulo market despite the pressure of Oi in the mobile market. We are also offering combinations of services for our customers with “Vivo,” one of the mobile companies affiliated with the Telefônica group.

In 2009, we continued strengthening our position in the corporate market as a provider of complete information technology infrastructure solutions customized to individual clients from which we receive monthly rental payments.  As part of this new product offering, we provide “work stations” to our large business clients and “information stations” for small and medium business clients, packaging hardware, voice, data, internet, and network servicing solutions in one convenient bundle.

Additionally, we launched the “At Home” service, a residential automation service, which is a solution that provides integration and digital control to residences (lighting, entertainment, security, conditioning and communication) and Orby (smartphone with touch screen that allows Internet access and use of VoIP).

Finally, we believe our relationships with our customers are the foundation upon which our business is built, and in 2009 we made important advancements in improving our customer relations. We launched the “Telefônica em Ação” program in order to make structural changes in the services we offer. The program directed investments in infrastructure improvements focusing on increased quality standards.

In addition, we restructured our call centers and adapted our internal customer relations procedures with the goal of offering a higher level of customer service at all points of communication with our customers. The results of the program were excellent as reflected in the higher levels of customers satisfaction.

Sales, Marketing and Customer Service

Sales

We employ the following different approaches to deliver our solutions to customers:

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

•
Internet: “Portal Telefônica,” with on-line information on our products and services specifically targeted toward our corporate clients; in 2009, we started to sell some of our “Portal Telefônica” services and products through chat, employing highly trained partners; and

•	Door-to-Door: in order to approach more Telefónica corporate clients, in March 2006, we launched door-to-door sales of services by consultants in the State of São Paulo.

Marketing

We continuously monitor market trends in an effort to develop new products and services that may address future needs and tendencies of our customers.

We increased the number of developed packaged products customized to meet the market needs, bundling voice and data services, digital telephone, minutes packages, information systems and improved connectivity in response to a growing demand from our clients. We believe that the trend toward bundled offers will continue to grow, and developing such offers will be important to maintain our competitiveness in the market.

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

Customer Service

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

	Year ended December 31,
	2009	2008	2007
Repair requests of traditional telephones (% requests for repairs of traditional lines/lines in service)	1.4	1.3	1.4
Repair requests of public telephones (% requests for repairs of public lines/lines in service)	4.8	5.0	6.2
Call completion local rate during the peak night period (% local calls attempted and completed/total local calls attempted)	74.6	75.0	75.3
Call completion national long-distance rate during the peak night period (% long-distance calls attempted and completed/total long distance calls attempted)	71.3	71.1	71.1
Billing complaints (complaints per 1,000 bills)	1.7	1.8	2.6

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

In June 2009, ANATEL suspended sales of our broadband service Speedy due to certain problems with the quality of the services provided.  Sales resumed in August, as authorized by ANATEL after our implementation of a remediation and stablization plan.

Service quality improvements were focused on investments in our broadband network and in rebuilding our commercial and operating practices. The key measures in the stabilization and growth of broadband network capacity were as follows:

•	Doubled the resolution capacity of DNS servers, increasing redundancy and contingence by increasing the DNS centers;

•	Increased the capacity of international internet access (toll-gate) and the adoption of a third access to increase redundancy;

•	Increased the interconnection protocol for sub-networks (IP) platform.

We also rebuilt our customers services center, aiming to meet our targets to continuously improve services to our clients and comply with two new features in our business, namely the Number Portability and the “Lei do SAC”. In order to achieve this goal we invested in:

•	Customer service team training, in an effort to train more than 4,000 people;

•	Investments in new equipments and technology.

The results were favorable as our customer service improved its capacity to help clients within just one call and the total number of calls to customers service decreased by 52.3% between the first quarter of 2009 and the last quarter of 2009.

We also implemented changes in the sales strategy. We now audit all sales of broadband services and ensure that clients are aware of the characteristics of the services purchased, such as speed, installation terms and technical requirements for installation.

In order to continue improving the quality of our services, we have undertaken several measures to guarantee customer satisfaction, including:

•	Increased emphasis by the management on product and service quality and on customer satisfaction with weekly meetings attended by our senior officers;
•
Broadening the scope of customer satisfaction surveys conducted each month for each customer segment among residential, small business and corporate (large companies). In addition to customer satisfaction, the surveys evaluate customer loyalty and our corporate image;

•
Analyses of satisfaction surveys: identification of the critical factors for customers and main points for improvement and analysis of the correlation of the results of the satisfaction surveys with the operational indicators of the company;

•
Maintaining an increased emphasis on programs and projects focused on customer satisfaction, oriented toward and prioritized on customer satisfaction survey results together with internal evaluation and evaluation by outside consultants to help focus on action items of primary importance to customers;

•	Reviewing customers support processes, aiming to increase the support capacity and solve issues raised by clients;
•	Broad review of the broadband technical assistance processes in order to decrease the repair period and increase the level of successful solutions;
•	Implementation of processes aimed at reducing billing errors and technical problems for fixed-line and broadband service;
•
Maintenance and review of quality controls and objectives designed from the customer’s perspective, which establish internal service levels among business areas and support areas (network and system facilities).

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

Companies that provide services under the public regime, known as the concessionary companies, are subject to certain obligations as to quality of service, continuity of service, universality of service, network expansion and modernization.

Companies that provide services under the private regime, known as the authorized companies, are generally not subject to the same requirements regarding continuity or universality of service; however, they may be subject to certain network expansion and quality of service obligations set forth in their authorizations.

Companies that operate under the public regime include us, Embratel, Oi, CTBC Telecom and Sercomtel. The primary public regime companies provide fixed-line telecommunications services in Brazil that include local, intraregional, interregional and international long-distance services. All other telecommunications service providers, including the other companies authorized to provide fixed-line services in our concession region, operate under the private regime.

Public regime companies, including us, can also offer certain telecommunications services in the private regime, of which the most significant are data transmission services.

Fixed-line Services—Public Regime. Our current concession agreements for the local, intraregional and interregional long-distance services, were extended on December 22, 2005, for an additional period of 20 years.

The current concession agreements contain a provision allowing for ANATEL to review the concession terms in 2010, 2015 and 2020. This provision permits ANATEL to update the renewed concession agreements with respect to network expansion, modernization and quality of service targets in response to changes in technology, competition in the marketplace and domestic and international economic conditions. A Public Notice (consulta pública) was published on March 31, 2009 with the proposed revisions to the concession contracts. Related public meetings (audiências públicas) were held in Manaus, Salvador, São Paulo, Brasília, Florianópolis and Rio de Janeiro in May 2009.

ANATEL is currently analyzing the suggestions received to the Public Notice and it may vote on the final version of the concession agreements during 2010. The revised concession agreements will become effective as of January 1, 2011.

Under the renewed concession agreements and during the 20-year renewal period, we are required to pay a biennial fee equal to 2% of our annual net revenue from the provision of fixed-line public telecommunications services in our concession area for the prior year (excluding taxes and social contributions). See “—Obligations of Telecommunications Companies—Public Regime Service Restrictions.” Each of the foregoing regulatory terms and conditions affecting (or potentially affecting) the current concession agreements, as well as current obligations under the existing concession agreements, may impact our business plan and results of operations.

Fixed-line Services—Private Regime. The Brazilian telecommunications regulations provide for the introduction of competition in telecommunications services by requiring ANATEL to authorize private regime companies to provide local and intraregional long-distance service in each of the three fixed-line regions and to provide intraregional, interregional and international long-distance services throughout Brazil. ANATEL has already granted authorizations to private regime operators to operate in Region III, our concession region. ANATEL also granted other private regime companies authorizations to operate in other fixed-line regions and authorizations to provide intraregional, interregional and international long-distance services throughout Brazil in competition with Embratel. Several companies have already applied for the authorization, and ANATEL may authorize additional private regime companies to provide intraregional, interregional and international long-distance services. See “—Competition.”

Since 2002 we provide local and interregional services in Regions I and II and Sector 33 of Region III, and international long distance services in Regions I, II and III.

Obligations of Telecommunications Companies

We and other telecommunications service providers are subject to obligations concerning quality of service, network expansion and modernization. The concession telecommunication companies are also subject to a set of special restrictions regarding the services they may offer, which are listed in the Plano Geral de Outorgas, or General Plan of Grants, and special obligations regarding network expansion and modernization contained in the General Plan on Universal Service Targets.

In 2008, the presidential decree published with the General Plan of Grants increased the flexibility of telecommunications provider groups as STFC concessionaires by allowing such providers to provide services in up to two General Plan of Grants regions.  Prior to this decree, telecommunications provider groups holding STFC concessions could offer STFC services in only one region under the public regime.

Public Regime Service Restrictions

Public regime companies are also subject to certain restrictions on alliances, joint ventures, mergers and acquisitions, including:

•	a prohibition on holding more than 20% of the voting shares in any other public regime company, unless previously approved by ANATEL, according to ANATEL’s Resolution 101/99;

•	a prohibition on public regime companies to provide similar services through related companies; and

•	various restrictions on the offering of cable television by concessionary companies.

Network Expansion and Quality of Service

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

The decree altering the General Plan for Universal Service Targets rescinded in 2008 the obligation of telecommunications concessionaires to install telecommunications service centers (providing calling and data access to walk-in customers) and substituted such obligation with an obligation to roll out broadband network infrastructure throughout the municipalities serviced by such concessionaires.  According to this decree, all municipalities in Brazil are expected to have the necessary infrastructure for broadband networking by 2010. This obligation will require us to roll out network infrastructure to 257 of the 622 municipalities in our concession region. Going forward, this regulation will require us to expand our network throughout substantially all of our concession region. As of December 31, 2009, we have installed network infrastructure in 226 out of the 257 cities in which we are required to make these installations.

Moreover, we have, as have other telecommunications concessionaires, committed to provide free internet access to public schools during the term of our concession grant (until 2025).  This will require us to connect approximately 9,200 schools in our concession region by the end of 2010, besides roughly 3,000 other schools that were included according to the new school census of INEP/MEC.

If a public regime company does not fulfill its obligations under the General Plan for Universal Services and the General Plan for Quality Targets, there are various monetary penalties that may be imposed by ANATEL. A company may lose its license if ANATEL considers it incapable of providing basic services under the two General Plans.

Interconnection

In compliance with resolution 458 of February 2007, new rules for interconnection fees were introduced. The interconnection fee for off-peak hours was reduced by 30% and it was indicated that the use of the LRIC long-term cost-based model for determining interconnection fee values will be implemented after 2009.

C. Organizational Structure

On December 31, 2009, our voting shares were controlled by two major shareholders: SP Telecomunicações Participações Ltda. with 50.71% and Telefônica Internacional S/A with 34.87%. Telefônica Internacional is the controlling shareholder of SP Telecomunicações and, consequently, holds directly and indirectly 85.57% of our common shares and 89.13% of our preferred shares. Telefónica Internacional is a wholly-owned subsidiary of Telefônica, S.A. of Spain.

Subsidiaries

A. Telecom S.A. (formerly Assist Telefônica) is our wholly-owned subsidiary.  A. Telecom was incorporated in Brazil on October 29, 1999, and it is engaged primarily in providing telecommunications and data services and internal telephone network maintenance for customers. The principal services are as follows: (i) digital condominium which is a value-added service for commercial buildings, integrated solution for equipments and services for voice transmission, data and images on commercial buildings under a Building Local Exchange Carrier (“BLEC”) model; (ii) installation, maintenance, exchange and extension of new points of internal telephony wire in companies and dwellings under a basic plan of maintenance (BPM) and (iii) provision of free ISP service under the brand name “I-Telefônica.” In addition, on December 30, 2004, we entered into a transaction to acquire indirect control of Atrium Telecomunicações Ltda. The transaction was approved by our shareholders on January 19, 2005. The acquisition was carried out through the purchase of the total share capital of Santo Genovese Participações Ltda., which held 99.99% of the representative share capital of Atrium. On March 1, 2006 then-subsidiary Santo Genovese Participações Ltda., having merged into its subsidiary Atrium Telecomunicações Ltda., was acquired by A. Telecom S.A. and ceased to exist.  A. Telecom remained a wholly-owned subsidiary of Telesp, and began carrying out the activities formerly performed by Atrium. See “—B. Business Overview—Services.”

From the second half of 2006, A. Telecom began providing pay TV services, fully focusing on the development of this new product line. In February 2008, A. Telecom became an owned subsidiary of Telefônica Televisão Participações S.A. (TTP). In November 2008, TTP was merged into Telesp and A.Telecom became a wholly owned subsidiary of Telesp. See “—A. History and Development of the Company—Historical Background—Corporate Reorganization involving DABR and TTP.”

Telefônica Data S.A.’s business purpose is to render telecommunications services such as the development, implementation and installation of projects related to integrated business solutions and telecommunications consulting, as well as activities related to the rendering of technical assistance and equipment and telecommunications network maintenance services. Telefônica Empresas, currently (“Telefônica Data”), became a wholly-owned subsidiary of the Company after the corporate reorganization that was carried out in July 2006. See “—A. History and Development of the Company—Historical Background—The SCM Restructuring.” In July 2008, Telefônica Data became a wholly owned subsidiary of TTP. In November 2008, TTP was merged into Telesp and Telefônica Data became a wholly owned subsidiary of Telesp. See “—A. History and Development of the Company—Historical Background—Corporate Reorganization involving DABR and TTP.”

Telefônica Sistema de Televisão S.A. (“TST”) is a company that provides pay television services through the Multipoint Multichannel Distribution Services (“MMDS”) modality.

Associated Companies

Since June 30, 2000, we have consolidated, under the Brazilian Corporate Law Method, the operations of Aliança Atlântica Holding B.V., an investment company incorporated under the laws of the Netherlands. As of December 31, 2009, we held a 50% share ownership and Telefónica S.A. held the remaining 50%.

Furthermore, since December 31, 2003, we have also consolidated, under the Brazilian Corporate Law Method, our investment under proportional consolidation in Companhia AIX de Participações, or AIX. At December 31, 2009, we held a 50% share ownership in AIX and Telemar Participações S.A. held the remaining 50%. AIX was formed in 2001 to explore, directly and indirectly, activities related to the execution, conclusion and commercial exploitation of underground cables to fiber-optic. See Note 1 to the consolidated financial statements included in this Annual Report starting at page F-1. We also consolidate, as required under the Brazilian Corporate Law Method, Companhia ACT de Participações, in which we hold a 50% interest.

D. Property, Plants and Equipment

Our main physical properties for providing the Company’s services involve the segments of switching (public switching telephone network-PSTN), transmission (optic and wireless systems), data communication (multiplex devices, IP network), infrastructure (Energy systems and air conditioned) and external Network (fiber-optic and metallic cables), which are distributed in many buildings in the State of São Paulo and in the main cities out of the State of São Paulo. Some of these buildings are also used in administrative and commercial areas.

Our properties are located throughout the State of São Paulo. At December 31, 2009, we used 2,105 properties in our operations, 1,438 of which we own, and we have entered into standard leasing agreements to rent the remaining properties. We own a building in the City of São Paulo where the majority of our management activities are conducted.

As of December 31, 2009, property related to construction in progress represented 5.9% of the net book value of our total fixed assets, automatic switching equipment represented 24.7%, transmission and other equipment represented 33.5%, underground and marine cables, poles and towers represented 2.2%, subscriber and public booth equipment represented 4.6%, electronic data process equipment represented 1.3%, buildings and underground equipment represented 25.0%, land represented 2.3%, and other assets represented 0.5% of total fixed assets. As of December 31, 2009, the net book value of our property, plant and equipment was R$9.7 billion.

Pursuant to Brazilian legal procedures, liens have been attached to several properties pending the outcome of various legal proceedings to which we are a party. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

The following discussion should be read in conjunction with our consolidated financial statements and accompanying notes and other information appearing elsewhere in this annual report and in conjunction with the financial information included under “Item 3. Key Information—A. Selected Financial Data.” Except as otherwise indicated, all financial information in this annual report has been prepared in accordance with the Brazilian Corporate Law and presented in reais. For certain purposes, such as providing reports to our Brazilian shareholders, filing financial statements with the CVM, and determining dividend payments and other distributions and tax liabilities in Brazil, we have prepared and will continue to be required to prepare financial statements in accordance with the Brazilian Corporate Law.

Overview

Our results of operations are principally affected by the following key factors.

Brazilian Political and Economic Environment

The Brazilian economy has experienced moderate growth this decade. According to the IBGE which uses the new methodology of national accounts, Brazil’s GDP expanded 5.7% in 2004, 3.2% in 2005, 4.0% in 2006, 5.7% in 2007, and 5.1% in 2008. In 2009, Brazil’s GDP decreased 0.2%.

Consumer prices, as measured by the Consumer Price Index, or the IPCA, published by the IBGE, registered a variation of 4.3% in 2009.  Accordingly, growth in consumer prices was below the inflation target established by the Central Bank of 4.5%. In 2006, 2007 and 2008, the variation had been of 3.1%, 4.5% and 5.9%, respectively. Inflation, as measured by the General Price Index, or the IGP-DI, calculated by the Fundação Getúlio Vargas, which includes wholesale, retail and home-building prices, decreased 1.43% in 2009, compared to increases of 9.1% in 2008, 7.9% in 2007 and 3.8% in 2006.

As a result of the deceleration of increasing inflation and of the economic activity, the Central Bank decreased interest rates during 2009, and as a result, the Selic rate decreased from 13.75% to 8.75%, which is the lowest level since the creation of the inflation target system in 1999.

Brazil finished 2009 with a trade balance surplus of US$25.3 billion, compared to US$24.8 billion in 2008. Exports went down by 22.7% to US$153.0 billion, while imports decreased by 26.3% to US$127.6 billion. Financial inflows into the country decreased significantly, with foreign direct investments of US$25.9 billion, compared to US$45.1 billion in 2008. Portfolio investments increased by US$46.7 billion in 2009, in comparison to the increase of US$6.3 billion in 2008. The good performance of external accounts allowed international reserves to increase by US$32.2 billion to the record level of US$239.1 billion.

The economic downturn and the reduction of taxes resulted in lower tax revenues which affected public finances and efforts to meet the target for primary surplus established at 3.8% of GDP. The target was revised to 2.5% during 2009. In addition, the Federal Government realized that the expenditures with the Growth Acceleration Program (Programa de Aceleração do Crescimento), or PAC, and the Investment Pilot Program (Programa Piloto de Investimento), or PPI, had not been included in the calculation of the primary surplus, resulting in an increase of expenses of 1.6% of the GDP. Considering the primary surplus of 2.1% of the GDP plus the expenditures with the PAC and the PPI programs, the revised target has been met. Net public debt, as a proportion of GDP, increased in 2009 to approximately 43.0% from 37.3% in 2008. The appreciation of the real in 2009 helped to increase the public debt. This was due, in part, to a higher level of international reserves accumulated by the country that was greater than the public debt, and Brazil’s becoming an international creditor, rather than a debtor.  Despite the increase in the public debt, Brazil’s sovereign debt received investment grade rating from Moody’s, reflecting the country’s performance over the past years and its recovery from the global economic crisis.

The improvement in domestic economic data, such as inflation, external accounts, and interest rates, along with increased liquidity in the international capital markets led to a decrease in country risk in 2009. The J.P. Morgan Emerging Markets Bond Index Plus (EMBI + Brazil), which tracks total returns for traded external debt instruments in the emerging markets, decreased to 197 basis points by the end of 2009 from 428 basis points at the end of 2008.

As a result, the real appreciated against the U.S. dollar by 25.9% in 2009. The exchange rate on December 31, 2009 was R$1.74/US$1.00. After the crisis in 2008, when the exchange rate reached R$2.3/US$1.00, the appreciation trend observed since 2004 arose as a consequence of the decrease in country risk. In the previous years, the exchange rate was R$1.77 to US$1.00 as of December 31, 2007 compared to R$2.14 to US$1.00 as of December 31, 2006 and R$2.34 to US$1.00 as of December 31, 2005. The appreciation of the real in this context is also related to the devaluation of the U.S. dollar against other currencies.

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

Starting in 2006, telephone fees were indexed to the IST, which is a basket of national indexes that reflect the telecommunications sector’s operating costs. Such indexing will thus reduce inconsistencies between revenues and costs in our industry and therefore reduce the adverse effects of inflation on our business. The IST for the last 12 months is 4.2% according to the last data published by ANATEL in June 2009.

The table below shows the Brazilian general price inflation (according to the IGP-DI, IPCA and the IST) for the years ended December 31, 2004 through 2009:

	Inflation Rate (%) as Measured by IGP-DI (1)	Inflation Rate (%) as Measured by IPCA (2)	Inflation Rate (%) as Measured by IST (3)
December 31, 2009	(1.4)	4.3	2.1
December 31, 2008	9.1	5.9	6.6
December 31, 2007	7.9	4.5	3.2
December 31, 2006	3.8	3.1	3.2
December 31, 2005	1.2	5.7

(1)	Source: IGP-DI, as published by the Fundação Getúlio Vargas.

(2)	Source: IPCA, as published by the Instituto Brasileiro de Geografia e Estatística.

(3)	Source: IST, as published by the Agência Nacional de Telecomunicações.

Regulatory and Competitive Factors

Our business, including the services we provide and the rates we charge, is subject to comprehensive regulation under the General Telecommunications Law. As a result, our business, results of operations and financial conditions could be impacted by the actions of the Brazilian authorities, including:

•	delays in the granting, or the failure to grant, approvals for rate adjustment;

•	the granting of licenses to new competitors in our region; and

•	the introduction of new or stricter requirements for our operating concession.

A series of new regulations became effective in 2009. The most important among these regulations were:

•	Resolution No. 527, which approved the Rule for the Use of Broadband Radiofrequency through Electric Energy Networks;

•	Resolution No. 529, which approved the Rule for Telecommunication Equipments Certification concerning Electric Safety Aspects;

•	Resolution No. 532, which approved the Amendment to the IST Calculation Rule, applied in the Adjustment of the Fees Related to Telecommunication Services, revoking Resolution No. 420;

•	Resolution No. 534, which amended Annexes I and II of the Rule of Local Areas of the STFC;

•	Resolution No. 535, which approved the Rules for the Methodology to be Used in the WACC Calculation.

We expect the following issues to become effective as new regulations or to be subject of one or more Public Notices in 2010, with an exact timeline yet to be determined by ANATEL.

•	Proposals for new conditions and goals for quality and universal access to be included in the revision of concession contracts of STFC operators;

•	Creation of a General Quality Targets Plan for the SCM;

•	Proposals for the assignment of the 2.5 GHz bandwidth;

•	Announcement for bidding of licenses on the 3.5 GHz bandwidth;

•	Development of a General Competition Plan that would regulate standards for service providers with significant market power.

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

On December 31, 2009, 0.7% of our R$3.52 billion of indebtedness was denominated in foreign currencies, primarily in U.S. dollars. See Note 14 to the Consolidated Financial Statements. Devaluation of the real causes exchange losses on foreign currency-denominated indebtedness and exchange gain on foreign currency-denominated assets and corporate stakes in foreign companies.

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

Substantially, all of our debt is exposed to variable interest rates. On December 31, 2009, R$1.99 billion of our indebtedness was subject to TJLP (a long term interest rate with a very low variation), R$0.02 billion was subject to variation of the U.S. dollar and the balance was subject to variations in CDI. However, virtually all of our foreign currency debt is swapped under hedging arrangements for variable-rate real-denominated obligations based on CDI. As of December 31, 2009, we had swap transactions—CDI against fixed rates which totaled R$1.51 billion to partially hedge against internal interest rate fluctuations. We invest our cash and cash equivalents mainly in short-term instruments that earn interest based on CDI. See Note 33 to the Consolidated Financial Statements and “Item 11—Quantitative and Qualitative Disclosures about Market Risk.”

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

Estimated Useful Lives of Property, Plant and Equipment and Intangible Assets

We estimate the useful lives of property, plant and equipment in order to determine the amount of depreciation and amortization expense to be recorded during any reporting period. The useful lives are estimated at the time the assets are acquired and are based on historical experience with similar assets, as well as taking into account technological changes and public telecommunications service regulations. If technological changes were to occur more rapidly than anticipated, the useful lives assigned to these assets may need to be shortened, resulting in the recognition of increased depreciation and amortization expenses in future periods. Alternatively, these types of technological changes could result in the recognition of an impairment loss to reflect the write-down in value of the assets. We review our goodwill and other indefinite lived intangibles for impairment losses annually, or together with other intangible assets and property, plant and equipment that have finite lives and are depreciated when events or circumstances indicate that the carrying amount may not be recoverable over the remaining lives of the assets. In assessing impairment losses, we employ the cash flow method, which takes into account management’s estimates of future operations. See Notes 12 and 13 to the Consolidated Financial Statements.

As of December 31, 2009, we had R$11.1 billion recorded as property, plant and equipment and intangible assets under the Brazilian Corporate Law, accounting for approximately 54.4% of our total assets.

Goodwill Impairment

Under Brazilian Corporate Law, the amount of goodwill impairment, if any, is measured based on projections of our future operating cash flows. Under U.S. GAAP, goodwill is subject to a yearly impairment test. In performing the yearly impairment test, we identify our reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets. We then determine the fair value of each reporting unit and compare it to the carrying amount of the reporting unit. If the carrying amount of a reporting unit exceeds the fair value of the reporting unit, we would be required to perform the second step of the impairment test that involves the determination of the implicit fair value of the goodwill in the reporting unit by performing a hypothetical purchase accounting calculation. If the implicied value of the goodwill exceeds its book value, an impairment is recognized.

A determination of the fair value and the undiscounted future operating cash flows of our business requires management to make certain assumptions and estimates with respect to projected cash inflows and outflows related to future revenues, expenditures and expenses. These assumptions and estimates can be influenced by different external and internal factors, such as economic tendencies, industry trends, and interest rates, changes in our business strategies and changes in the type of services we offer to the market. The use of different assumptions and estimates could significantly change our financial statements. If assumptions and estimates about the expected future net cash flows change in the future, we may have to recognize impairment charges on goodwill, which would decrease our results of operations and shareholders’ equity.

Revenue Recognition and Accounts Receivable

Under Brazilian Corporate Law and U.S. GAAP, revenues from interconnection fees are calculated based on the duration of each call and, as determined by Brazilian law, recognized at the time the interconnection services are rendered. Under the Brazilian Corporate Law and U.S. GAAP, revenues from public telephones are recognized at the time the prepaid phone card is used. For the year ended December 31, 2009, we had R$386.6 million recorded as revenues from public telephone services under Brazilian Corporate Law. See Note 22 to our Consolidated Financial Statements. Deferred revenues are determined based on estimates of outstanding credits of prepaid phone cards that were sold but have not been used as of the date of each balance sheet. Under the Brazilian Corporate Law, revenues from activation or installation services are recognized upon the activation or installation of services to the customer. Under U.S. GAAP, revenues from activation and installation services are deferred and amortized over the estimated expected service period of the customer of 4.74 years.

In light of increasing competition in the telecommunications industry, we are increasingly offering bundled products and services to our customers. This practice does not allow for the exercise of judgments and estimates in determining the value of bundled products with respect to the various components of the bundled products in order to recognize revenue under US GAAP.

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

Allowance for Doubtful Accounts

In preparing our financial statements, we must estimate our ability to collect payment for our accounts receivable. We constantly monitor our past due accounts receivable. If we become aware of a specific customer’s inability to meet its financial obligations, we record a specific allowance against amounts due in order to reduce the net recognized receivable to the amount we reasonably believe will be collected. We also reassess whether we should recognize future revenue from such customers when collection is assured. For all other accounts receivable, we recognize allowances for doubtful accounts based on our past write-off experience (i.e., average percentage of receivables historically written off, economic conditions and the length of time the receivables are past due). Our reserves have generally been adequate to cover our actual credit losses. However, because we cannot predict with certainty the future financial stability of our customers, we cannot guarantee that our reserves will continue to be adequate. Actual credit losses may be greater than the allowance we have established, which could have a significant negative impact on our selling expenses. We recognized provisions for doubtful accounts of R$565 million, R$539 million, and R$653 million for the years ended December 31, 2009, 2008 and 2007, respectively.

Provision for Contingencies

We are subject to legal and administrative proceedings related to tax, labor and civil matters. We are required to assess the likelihood of any adverse decision or outcome of these matters, as well as the range of probable losses. A determination of the amount of reserves required, if any, for these contingencies is made after careful analysis of each individual matter and in consultation with our internal and external legal counsel. We record provisions for contingencies only when we believe that it is probable that we will incur loss in connection with the matter in dispute and we are able to reasonably estimate the expected loss. We have recorded no provisions for a number of significant tax disputes with the Brazilian tax authorities because we do not believe it is probable we will incur losses in connection therewith. Our required reserves for contingencies may change in the future based on new developments or changes in our approach to these proceedings (e.g., change in our settlement strategy). Such changes could result in a negative impact on future results and cash flows.

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

Deferred Taxes

By recognizing our net deferred tax assets, we imply that we will generate sufficient future taxable income in certain tax jurisdictions, based on estimates and assumptions to realize the benefits of such assets, and will continue operating under the current and future applicable provisional measures. If these estimates and related assumptions change in the future, we may be required to record additional provisions to be offset against our deferred tax assets, and thus recognize an additional income tax expense in our financial statements. Management evaluates the reasonableness of the deferred tax assets and assesses the need for additional valuation allowances at the end of the year. As of December 31, 2009, we did not believe an additional provision to offset our net deferred tax assets was required beyond those recognized in the financial statements.

Financial Instruments and Other Financing Activities

In order to manage foreign exchange transactions, we may, from time to time, invest in derivative financial instruments. Under Brazilian Corporate Law, as of January 1, 2009, foreign currency swap agreements are recorded at fair value. For the year ended December 31, 2009, we recognized net gains of R$58.2 million (net losses of R$153.4 million in 2008) on our derivative transactions, assets of R$0.6 million and liabilities of R$31.7 million as of December 31, 2009 (assets of R$95.8 and liabilities of R$37.3 million as of December 31, 2008) in order to recognize existing temporary gains or losses. The gains or losses on hedge transactions were calculated based on the fair value of the derivative financial instruments.

We apply ASC 815, “Derivatives and Hedging,” under U.S. GAAP. According to ASC 815, all derivatives, whether or not related to a hedging transaction, must be recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and the hedged item are recognized in earnings. If the derivative is designated as a cash flow hedge, changes in the fair value of the derivative are recorded in other comprehensive income, or OCI, a component of U.S. GAAP shareholders’ equity, and are recognized in the income statement when the hedged item results in earnings or losses. Portions of changes in the fair value related to ineffective cash flow hedges are immediately recognized in earnings of the period.

On December 31, 2009, we had US$8.5 million of notional value swap contracts designated as fair value hedges of a portion of our foreign currency-denominated bank debt. Under U.S. GAAP, we had no hedge accounting derivative instrument which resulted in an increase of R$0.73 million in our indebtedness as of December 31, 2009 (compared to a decrease of R$2.5 million for the period ended December 31, 2008). Under U.S. GAAP, we recognized a gain of R$11.0 million for the period ending December 31, 2009 for such transactions (compared to R$3.5 million for the period ended December 31, 2008).

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

Adoption of IFRS in Brazil

The Brazilian securities regulator, the Comissão de Valores Mobiliários (locally CVM) has determined that IFRS, as issued by IASB, should be used for consolidated financial statements of public companies from 2010 onwards. The local standards are issued by Comitê de Pronunciamentos Contábeis (locally CPC), a Brazilian accounting standard setter. Both public and non-public are currently required to prepare their financial statements in accordance with local standards which are similar to IFRS.

Furthermore, for the year to be ended December 31, 2010, we will present our consolidated financial statements in accordance with IFRS as issued by the International Accounting Standards Board (IASB). As permitted by the US SEC rules, starting in 2010 we will no longer present reconciliation to US GAAP of our consolidated financial statements.

Sources of Revenue

Our revenues are derived primarily from the following:

•
local service charges, which include monthly subscription charges, measured service charges, activation fees, and charges for use of public telephones (including prepaid cards); for calls to both fixed and mobile numbers, either within or outside our network;

•	intraregional long-distance service charges, which include service charges for calls that originate and terminate within our concession region;

•	interregional and international long-distance service charges;

•	charges for data transmission, which include Speedy (broadband service) and management and data transmission to corporate segment since the merger of Telefónica Empresas in July 2006;

•	fixed-to-mobile charges, which include fees paid by our customers for fixed-mobile calls;

•	interconnection fees paid by other telecommunications service providers on a per-call basis for their calls that terminate in our network;

•	infrastructure rental fees paid by other telecommunications service providers on a contractual basis for the use of parts of our network; and

•	charges for other services, which include miscellaneous revenues from other services (call waiting, call forwarding, voice and fax mailboxes, speed dialing, and caller ID).

Our gross operating revenues include value-added and other indirect taxes and discounts to customers in accordance with Brazilian GAAP. The composition of operating revenues by category of service is presented in our

Consolidated Financial Statements and discussed below. We have not calculated net operating revenues for each category of revenue.

Results of Operations

The following table sets forth certain components of our net income for each of the years in the three-year period ended December 31, 2009, as well as the percentage change of each component.

	Year ended December 31,			% Change
	2009	2008	2007	2009 - 2008	2008 - 2007
	(in millions of reais, except percentages)
Net operating revenue	15,796	15,979	14,727	(1.1)	8.5
Cost of goods and services	(8,956)	(8,726)	(8,029)	2.6	8.7
Gross profit	6,840	7,253	6,698	(5.7)	8.3
Operating expenses:
Selling expense	(2,568)	(2,601)	(2,462)	(1.3)	5.6
General and administrative expense	(868)	(755)	(839)	15.0	(10.0)
Other net operating income (expense)	(47)	(167)	250	(71.9)	(166.8)
Operating expenses, net	(3,483)	(3,523)	(3,051)	(1.1)	15.5
Operating income before financial expense, net	3,357	3,730	3,647	(10.0)	2.2
Financial expense, net	(195)	(228)	(307)	(14.5)	(25.7)
Income before taxes and social contribution	3,162	3,502	3,340	(9.7)	4.9
Income tax and social contribution	(989)	(1,082)	(977)	(8.6)	10.7
Net income	2,173	2,420	2,363	(10.2)	2.4

Results of Operations for the Year Ended December 31, 2009 Compared to the Year Ended December 31, 2008

Net Operating Revenue

Net operating revenue decreased by 1.1% reaching R$15.8 billion in 2009 from R$16.0 billion in 2008.  The decrease in net operating revenue is primarily a result of a decrease in revenues from local service monthly subscription charges and a decrease in revenues in connection with the traffic of fixed-to-mobile calls and in fixed-to-mobile subscriptions. These reductions were partially offset by an increase in the revenues from data transmission services, pay-tv and voice infrastructure services.

The following table sets forth certain components of our operating revenues for 2009 and 2008, as well as the percentage change of each component.

	Year ended December 31,		% Change
	2009	2008	2009 - 2008
	(in millions of reais, except percentages)
Gross operating revenue:
Local services:
Monthly subscription charges	5,226	5,487	(4.8)
Activation fees	109	114	(4.8)
Measured service charges	2,417	2,563	(5.7)
Public telephones	387	445	(13.1)
Total	8,139	8,609	(5.5)

	Year ended December 31,		% Change
	2009	2008	2009 - 2008
	(in millions of reais, except percentages)
Long-distance services:
Intra-regional	2,672	2,644	1.1
Inter-regional and international	1,311	1,305	0,5
Total	3,983	3,949	0.9
Data transmission	4,176	3,760	11.1
Fixed-to-mobile services	4,102	4,372	(6.2)
Network usage services	488	466	4.7
Infrastructure rental service	509	384	32.5
TV services	600	379	58.4
Other services	1,158	1,102	5.1
Total gross operating revenue	23,155	23,021	0.6
Value added and other indirect taxes	(5,778)	(5,979)	(3.3)
Discounts	(1,581)	(1,063)	48.8
Net operating revenue	15,796	15,979	(1.2)

Local Services

Revenues from local services decreased by 5.5% to R$8.1 billion in 2009 from R$8.6 billion in 2008. The decrease was due primarily to a decrease in subscriptions and a decrease in traffic revenues as a result of a flat tariff imposed on local calls.  These reductions were partially offset by an increase in revenues related to the residential alternative basic plan.

Monthly subscription charges. Revenues from monthly subscriptions decreased by 4.8% to R$5.2 billion in 2009 compared to R$5.5 billion in 2008. The decrease in 2009 was primarily due to a decrease in revenues received from residential subscriptions in an amount of R$248.8 million and in non-residential subscriptions in an amount of R$83.7 million. The decrease was partially offset by an increase in revenues received from DDR Access digital subscriptions in an amount of R$100.9 million and from basic package residential plans in an amount of R$50.3 million.

Activation fees. Revenues from monthly activation fees decreased by 4.8% to R$108.8 million in 2009 from R$114.3 million in 2008. The decrease was mainly due to a decrease of R$36.1 million in revenues in relation to control line activation fees, which was partially offset by an increase in revenues from the following activation fees: ”Linha Econômica” in an amount of R$15.5 million; ”Linha Jovem” in an amount of R$13.5 million and ”Linha Lazer” in an amount of R$1.1 million.

Measured service charges. Revenues from measured service charges decreased by 5.7% to R$2.4 billion in 2009 from R$2.6 billion in 2008. The decrease in 2009 was due primarily to decreases in traffic revenues with respect to: the basic fixed-fixed plan in an amount of R$147.9 million as a result of a decrease in the customers’ used minutes; the “0300” fixed-fixed plan in an amount of R$125.6 million due to a decrease in marketing advertisements on TV and radio. This decrease was partially offset by an increase in revenues from alternative plans traffic and by adjustments in tariffs charged of 0.98% effective since September 2009.

Public telephones. Revenues from charges for the use of public telephones decreased by 13.1% to R$386.6 million in 2009 from R$444.9 million in 2008. The decrease in 2009 was due to a decrease in sales of pre-paid cards by R$58.3 million.

Long-Distance Services

Revenues from long distance services increased by 0.9% to R$4.0 billion in 2009 from R$3.9 billion in 2008, due primarily to an increase in revenues from SME traffic using our network, which was partially offset by a decrease in the traffic originating from fixed calls.

Data Transmission

Revenues from data transmission services increased by 11.1% to R$4.2 billion in 2009 from R$3.8 billion in 2008.  The increase in 2009 was primarily due to an increase in revenues in relation to the Speedy plan in the amount of R$257.1 million, in relation to the interconnection protocol (IP) in the amount of R$191.5 million, to maintenance (voice infrastructure) in the amount of R$37.4 million, to voice/desktop infrastructure management in the amount of R$15.3 million, to commuting data transmission service in the amount of R$5.7 million and to outsourcing of voice infrastructure in the amount of R$5.1 million. The increase was partially offset by a decrease in frame-relay services in the amount of R$37.7 million, host services in the amount of R$27.3 million, dial provider and outsourcing monthly fees in the amount of R$14.1 million, consulting services in the amount of R$8.2 million, installation of frame-relay and voice infrastructure in the amount of R$6.8 million and rental fees of frame-relay and voice infrastructure in the amount of R$1.5 million.

Fixed-to-Mobile Services

Revenues from fixed-mobile services decreased by 6.2% to R$4.1 billion in 2009 from R$4.4 billion in 2008, due primarily to a decrease in revenues from fixed-mobile traffic (VC1/VC2/VC3) in the amount of R$267.7 million and from collect calls (VC1/Intra) in the amount of R$70.4 million.  These effects were partially offset by an increase in pre-paid traffic (VC1/VC2/VC3) in the amount of R$29.8 million, fixed-radio traffic in the amount of R$5.7 million, fixed-mobile traffic in the amount of R$3.5 million, and traffic of “0800” calls in the amount of R$28.6 million.

Network Usage Services

Revenues from network usage services increased by 4.7% to R$487.8 million in 2009 from R$465.8 million in 2008, due to an increase in revenues from local network use in the amount of R$27.1 million and an increase in traffic originating from mobile calls.  The increase was partially offset by a decrease in intraregional network use revenues in the amount of R$21.9 and international network use revenues in the amount of R$3.3 million.

Infrastructure Rental Services

The revenues derived from network access increased by 32.5% to R$509.3 million in 2009 from R$384.3 million in 2008, due primarily to an increase in revenues from dedicated lines rented to other carriers (EILD) in the amount of R$124.9 million resulting from the growth of the telecommunications market and the demand for a higher volume of band for data transmission.

TV Services

Revenues from TV services increased by 58.4% to R$600.3 million in 2009 from R$379.0 million in 2008. The increase is mainly due to the increase in packages (“duo” and “trio”) offered by the Company and its subsidiary Telefônica Sistemas de Televisão, and also to an increase of 3.0% in the customer base up to 486,614 customers in 2009 as compared to 472,222 customers in 2008.

Other Services

Revenues from other services increased by 5.1% to R$1.2 billion in 2009 from R$1.1 billion in 2008. These effects were caused primarily by an increase in revenues from providing maintenance services in the amount of R$46.3 million, from providing information services in the amount of R$36.0 million, from equipment resales in connection with the supply of equipment to the corporate customer segment carried out by T.Data in the amount of R$32.0 million, from the implementation and operation of an underground fiber-optic network by Cia Aix in the amount of R$9.3 million, from advertising fees earned by our subsidiary Telefônica Sistemas de Televisão in the amount of R$4.8 million and from providing general support services in the amount of R$4.3 million. The increase was partially offset by a decrease in value added services in the amount of R$34.7 million, a decrease in tariffs (related to line migration) in the amount of R$27.3 million, a decrease in voice infrastructure installation fees in the amount of R$10.8 million and a decrease in sales of call blocker services in the amount of R$4.0 million.

Value Added and Other Indirect Taxes

Value added and other indirect taxes decreased by 3.3% to R$5.7 billion in 2009 from R$6 billion in 2008, as a result of the decrease in revenues from fixed-line services.

Discounts

Discounts increased by 48.8% to R$1.5 billion in 2009 from R$1.1 billion in 2008. The increase was due primarily to an increase in discounts related to national long-distance calls in the amount of R$164.9 million, to subscription fees in the amount of R$148.4 million, to the Speedy program in the amount of R$118.4 million, to TV-related programs and content in the amount of R$47.8 million, to monthly DDR fees in the amount of R$23.5 million, to the interconnection protocol for sub-networks (IP) in the amount of R$21.2 million, to special clients in the amount of R$13.6 million, to dedicated lines rented to other carriers (EILD) in the amount of R$2.9 million, to the 0020 “Detecta” (caller identification) service in the amount of R$2.5 million and to leasing fees in the amount of R$2.0 million.  The increase was partially offset by a decrease in discounts in DDR services in the amount of R$21.8 million, sale of telephone pre-paid cards in the amount of R$5.8 million and in the “0800” call service in the amount of R$2.3 million.

Cost of Goods and Services

Cost of goods and services primarily includes depreciation and amortization expenses, interconnection services, personnel expenses and costs of services provided by third parties. Cost of goods and services increased by 2.6% to R$8.9 billion in 2009 from R$8.7 billion in 2008, mainly due to an increase in expenses related to maintenance of network access terminals, purchase of TV content, increase in fixed-mobile expenses, increase in expenses relating to the purchase of goods in connection with the “Posto de Trabalho Informático” product and a decrease in the useful life of certain equipment.

The following table sets forth certain components of our cost of goods and services, as well as the percentage change of each component from the prior year, for 2009 and 2008.

	Year ended December 31,		% Change
	2009	2008	2009 - 2008
	(in millions of reais, except percentages)
Cost of goods and services:
Depreciation and amortization	2,255	2,391	(5.7)
Outsourced services	1,910	1,525	25.2
Interconnection services	3,803	3,855	(1.3)
Operational personnel	187	199	(6.0)
Organizational Restructuring Program	—	21	(100)
Materials	180	132	36.4
Other costs	621	603	3.0
Total cost of goods and services	8,956	8,726	2.6

Depreciation and amortization

Depreciation and amortization expenses decreased by 5.7% to R$2.3 billion in 2009 from R$2.4 billion in 2008, due primarily to a decrease in depreciation in the amount of R$181.4 million resulting from an increase in assets that have been fully depreciated. The decrease was partially offset by an increase in the provision for outdated modems of R$24.4 million.

Outsourced Services

Expenses relating to services from third parties increased by 25.2% to R$1.9 billion in 2009 from R$1.5 billion in 2008, due primarily to expenses related to maintenance of network access terminals, purchase of TV content, and data processing expenses.

Interconnection Services

Expenses related to interconnection services decreased by 1.3% to R$3.8 billion in 2009 from R$3.9 billion in 2008, principally due to a decrease in expenses related to the use of the fixed-mobile network in the amount of R$39.2 million, a decrease in fixed termination (average tariff) expenses in the amount of R$10.9 million, a decrease in expenses related to the intraregional use of the fixed-fixed communication network in the amount of R$7.3 million, a decrease in expenses related to outgoing mobile traffic in the amount of R$6.3 million and incoming mobile traffic in the amount of R$6.2 million. The decrease was partially offset by an increase in expenses related to use of the local network of fixed-fixed communication in the amount of R$15.4 million and the incoming traffic of fixed communication in the amount of R$2.0 million.

Operational Personnel

Such costs include expenses relating to salaries, bonuses and other benefits of employees that directly operate and maintain our businesses. Employee expenses decreased by 6.0% to R$187 million in 2009 from R$199 million in 2008, mainly due to lower expenses in connection with salaries, contributions to pension plans and other payroll expenses relating to the organizational restructuring program we implemented in 2008. The decrease was partially offset by an increase in bonus and FGTS (retirement) payments.

Materials

The costs of materials increased by 36.40% to R$180 million in 2009 from R$132 million in 2008, mainly due to an increase in the costs of goods sold in the amount of R$25.4 million related to the resale of infrastructure equipment. The increase was partially offset by a decrease in the cost of goods in the amount of R$15.3 million relating to the resale of equipment related to the “Posto Informático” product by A.Telecom.

Other Costs

Other costs include costs associated with the rental of certain infrastructure equipment, poles and underground cables used to operate our telephone lines and costs associated with our concession contracts.  Other costs increased by 3.0% to R$621 million in 2009 from R$603 million in 2008, due primarily to an increase in infrastructure rental costs relating to last mile traffic and rental of pipes.

Operating Expenses, Net

Net operating expenses decreased by 1.1% to R$3.4 billion in 2009 from R$3.5 billion in 2008, mainly due to a reduction in the amortization of goodwill that is no longer being amortized since January 1, 2009, and a reduction in losses on permanent asset disposals.  This decrease was partially offset by an increase in general and administrative expenses.

Selling Expenses

Selling expenses decreased 1.3% to R$2.5 billion in 2009 from R$2.6 billion in 2008, mainly due to a decrease in expenses related to outsourced services, especially regarding agency and intermediation services.

General and Administrative Expenses

General and administrative expenses increased by 15.0% to R$868 million in 2009 from R$755 million in 2008, mainly due to an increase in social contribution expenses, marketing services expenses and insurance expenses. The increase was partially offset by a decrease in outsourced expenses relating to communication and transport.

Other Operating Income (Expenses), Net

Other net operating results include a variety of revenues and costs. In 2009, we had a total expense of R$47 million compared to an expense of R$167 million in 2008.  This decrease in 2009 was primarily due to a reduction in the amortization of goodwill that is no longer amortized since January 1, 2009, as well as a reduction in losses on permanent asset disposals, partially offset by reversal of provisions

Financial Expense, Net

We recorded a net financial expense of R$194.6 million in 2009 compared to a net financial expense of R$227.9 million in 2008. This reduction is mainly due to higher gains in financial investments and lower net debt.

Income Tax and Social Contribution

Our income tax and social contribution expenses decreased by 8.6% to R$1.0 billion in 2009 from R$1.1 billion in 2008. This decrease was due primarily to a decrease in the income before tax and social contribution. Our effective income tax and social contribuition increased slightly to 31.3% in 2009 from 30.9% in 2008. See note 29 to our financial statements for a recognization to our combined statuoary rate of 34% in both years.

Net Income

As a result of the foregoing factors, net income decreased by 10.2% to R$2.2 billion in 2009 from R$2.4 billion in 2008.

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

The following table sets forth certain components of our operating revenues for 2008 and 2007, as well as the percentage change of each component.

	Year ended December 31,		% Change
	2008	2007	2008 - 2007
	(in millions of reais, except percentages)
Gross operating revenue:
Local services:
Monthly subscription charges	5,487	5,646	(2.8)
Activation fees	114	120	(5.0)
Measured service charges	2,563	2,808	(8.7)
Public telephones	445	551	(19.2)
Total	8,609	9,125	(5.7)
Long-distance services:
Intraregional	2,644	2,006	31.8
Interregional and international	1,305	1,349	(3.3)
Total	3,949	3,355	17.7
Data transmission	3,760	2,996	25.5

	Year ended December 31,		% Change
	2008	2007	2008 - 2007
	(in millions of reais, except percentages)
Fixed-to-mobile services	4,372	4,064	7.6
Network usage services	466	405	15.1
Network access	384	319	20.5
TV services	379	54	594.6
Other services	1,102	866	27.3
Total gross operating revenue	23,021	21,184	8.7
Value added and other indirect taxes	(5,979)	(5,576)	7.2
Discounts	(1,063)	(881)	20.7
Net operating revenue	15,979	14,727	8.5

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

Fixed-to-mobile Services

Revenues from fixed-to-mobile services increased by 7.6% to R$4.4 billion in 2008 from R$4.1 billion in 2007, due primarily to a significant increase in the number of mobile operators, that positively impacted VC1, VC2 and VC3 traffic, and also due to the tariff readjustment of 3.01% that took effect as of July 2008.

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

Discounts

Discounts increased 20.7% to R$1.1 billion in 2008 from R$881 million in 2007. The increase was due primarily to discounts granted to the interconnection protocol for sub-networks (IP) and TV services, discounts in connection with subscriptions (such as providing two phone lines for the price of only one subscription instead of the customary two), discounts in connection with call services (such as providing lower call rates during certain hours), and discounts related to our Speedy services.

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

Operating Expenses, Net

Operating expenses increased 15.5% to R$3.5 billion in 2008 from R$3.1 billion in 2007, mainly due to an increase in expenses for third party services, increases in wage and wage-related payments for our sales associates, higher expenses in connection with technical and administrative services, and increase in depreciation of fixed assets related to sales.

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

Net Income

As a result of the foregoing factors, net income increased 2.4% to R$2.419 million in 2008 from R$2.173 million in 2007.

B. Liquidity and Capital Resources

General

We have funded our operations and capital expenditures mainly from operating cash flows and loans obtained from financial institutions. As of December 31, 2009, we had R$2.3 billion in cash and cash equivalents. Our principal cash requirements include:

•	the servicing of our indebtedness,

•	capital expenditures, and

•	the payment of dividends.

Sources of Funds

Our cash flow from operations was R$4.4 billion in 2009 compared to R$5.1 billion in 2008. The decrease in cash flow from operating activities of 14.0% in 2009 compared to 2008 was due primarily to a decrease in our net income and a decrease in non-cash expenses in 2009 as compared to 2008 related to goodwill amortization  and monetary and exchange variations, among others.

Our future cash flow is subject to the rates approved by ANATEL and the impact of competition on our revenues. We expect to continue to experience a reliable and steady source of internal cash flow from operations for the foreseeable future from our base of customers and installed network.

Uses of Funds

Our cash flow used in investing activities was R$2.3 billion in 2009 compared to R$2.1 billion in 2008. The increase in the cash flow used in investing activities in 2009 compared to 2008 was primarily due to a larger investment in the telecommunications plant. These amounts refer to payments actually made. Economic investments, which are accounted on an accrual basis, totaled R$2.2 billion and R$2.3 billion in 2009 and 2008, respectively.

Our cash flow used in financing activities was R$1.6 billion in 2009 compared to R$2.2 billion in 2008, primarily due to higher dividends paid in 2008 (R$2.2 billion) as compared to 2009 (R$1.5 billion).

Indebtedness

As of December 31, 2009, our total debt was as follows:

Debt	Currency	Annual interest rate payable	Maturity	Principal amount outstanding (in thousands of reais)
Loan and Financing BNDES	R$	TJLP + 1.73% to 3.73%	2015	1,986,149
Mediocrédito	US$	1.75%	2014	23,006
Debentures	R$	CDI + 0.35%	2010	1,510,806

Total debt				3,519,961
Current				1,767,559
Long-term				1,752,402

Interest and principal payments on our indebtedness as of December 31, 2009 due in 2010 and 2011 total R$1.77 billion and R$398 million, respectively.

The agreements that govern the majority of our outstanding loans and financings contain certain standard restrictive covenants, which provide for the acceleration of the full balance of our obligations in the event of any default. As of December 31, 2009, we were not in default of any of our obligations and therefore none of our liabilities were subject to acceleration.

Capital Expenditures and Payment of Dividends

Our principal capital requirements are for capital expenditures and payments of dividends to shareholders. Additions to property, plant and equipment totaled R$2.2 billion, R$2.3 billion and R$2.0 billion for the years ended December 31, 2009, 2008 and 2007, respectively. Our capital expenditures for the year 2010 are expected to be approximately R$2.3 billion. These expenditures relate primarily to the expansion of our network. We expect to seek financing for part of our capital expenditures either from equipment suppliers and Brazilian government agencies, from local or foreign capital markets or from local and foreign financial institutions. See “Item 4. Information on the Company—A. History and Development of the Company—Capital Expenditures.”

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

We may also make additional distributions to the extent that we have available profits and reserves to distribute. All of the above distributions may be made as dividends or as tax-deductible interest on shareholders’ equity. We paid dividends of R$1.5 billion, R$2.2 billion and R$2.6 billion in 2009, 2008, and 2007, respectively.

Our management expects to meet 2010 capital requirements primarily from cash provided from our operations. Net cash provided by operations was R$4.4 billion, R$5.1 billion and R$4.7 billion in 2009, 2008 and 2007, respectively.

According to Brazilian Corporate Law and our by-laws, we must generally pay dividends to all shareholders equal to at least 25% of our annual net income, as determined and adjusted under the Brazilian Corporate Law. These adjustments to net income for purposes of calculating the basis for dividends include allocations to various reserves that effectively reduce the amount available for the payment of dividends. For the fiscal year ended December 31, 2009, the Board of Directors Meeting held on February 10, 2010 decided to submit to the shareholders meeting a proposal to pay dividends in the amount of R$1.2 billion, which, together with the interim dividend and interest on own capital payments made in 2009, would be sufficient to meet the minimum dividend required by Brazilian law. The proposal to pay dividends will be approved by a General Shareholders Meeting to be held in 2010. See “Item 3. Key Information—D. Risk Factors—Risks Relating to the Preferred Shares and the ADSs—Our preferred shares and our ADSs generally do not have voting rights” and “Item 10. Additional Information—B. Memorandum and Articles of Association—Voting Rights.”

C. Research and Development, Patents and Licenses

Research and Development

Telefónica operates in a fast-paced, dynamic and convergent industry, which demands that its products and services be continuously revamped in order to keep up with growth expectations. Accordingly, since 2005, Telefónica created a new Strategic Innovation Unit that aims to develop new products and services to be tested or launched by Telefónica in the near future.

Also, in order to keep pace with constant innovation, Telefónica created a business incubator that helps the organization to easily handle emerging business opportunities of large sizes or risks that otherwise would be difficult to manage in the context of current business units.

The table below presents the Telefónica investments in development, update and modernization of systems to support the launch of new products, improve the external plant inventory quality and take advantage of the new rules for technology businesses. Seeking to continually improve and modernize its services, Telefónica partnered with partners specialized in R&D such as the CPqD and TPD.

R&D investments	2009	2008	2007
	(in millions of reais)
Centro de Pesquisa e Desenvolvimento (CPqD)	6.2	6.3	9.1
Telefônica Pesquisa e Desenvolvimento (TPD)	4.8	4.5	2.5
Innovation (business incubator and tests)	4.1	4.2	1.9
Total	15.1	15.0	13.5

Since 2005, Telefônica and CPqD have entered into an agreement that allows Telefónica to keep informed of technical research services, development of new features in current systems, and services in the areas of consulting and training. Per the terms of this agreement, Telefónica can benefit from the use of a specific tool that monitors and  manages data of cables, optical fiber and the level of use of its external network.

In 2004, Telefónica also signed a contract with Telefônica Pesquisa e Desenvolvimento (TPD) to guide our team involved with the planning and operation network to follow to an automatic model of management focused on performance.

On April 26, 2007, FAPESP and Telefónica entered into an agreement whereby Telesp would supply a 4,000 km fiber network connecting 13 universities and 54 laboratories (including six hospitals). The network covers more than 600 researchers and was developed to contemplate open innovation. The FAPESP will drive projects that help Telefónica’s technological innovation demands. This network is one of the largest open innovation networks in Latin America.

Since 2007, Telefónica has used certain government incentives focused on lowering research and development expenses. Act No. 11,196/05 provides such fiscal incentives to companies that focus on innovation. Under the terms of this Act, and acknowledging the importance of R&D in innovation on the overall CAPEX, Telefónica invested R$387 million in 2006 on projects in innovation and R$522 million in 2007, for a total of R$909 million in these two years. This delivered a cash flow gain of R$69.1 million during these two years. In 2008, Telefónica spent about R$268 million on R&D  projects with a cash flow gain of R$32.5 million. In 2009, Telefónica spent about R$244 million on R&D projects.

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

D. Trend Information

In 2010, we believe the telecommunications industry will recover to grow at a rate similar to the years before the global economic slowdown in 2008 and 2009. We believe the telecommunications industry, which felt the effects of the slowdown to a lesser extent in the internal market in comparison to other industries, is expected to see positive growth for 2010. Additionally, the appreciation of the real against the U.S. Dollar will help the industry in relation to the cost of imported equipment.

From a business and strategy perspective, one of the most important factors in the development of the telecommunications industry in the future is technological convergence, represented by the integration of networks and services, about which debates have arisen with respect to its technological, as well as legal, regulatory and commercial, aspects.

Observation of more mature markets, such as the European and Asian markets, and the current evolution of offers of services and convergent products in the Brazilian market, shows the need for the development of a more complete portfolio of services, with better integrated operations, especially for fixed voice, broadband and pay TV.  To this end, we are focused on developing and offering convergent products and integrated offerings, keeping in mind the needs of the “digital home office”.  With the offering of Telefónica TV Digital (DTH) and IPTV through a partnership with TVA, we seek to meet these market demands.  We are seeking to diversify and expand our offering of bundled products (DUOs and TRIOs), with a focus on content (such as through the launch interactive high definition TV again through our venture partner TVA), more personalized offerings, video on demand services and development of products such as the “Passarela”, a control hub for connecting multiple home media and office applications. We are also improving our customer support services with more emphasis on client attention, such as with “Dr. Speedy”, an information systems technical support offering which provides telephonic support, remote service and on-site technical support.

We expect competition in the industry to remain intense during 2010. Our competitors have been expanding their geographic coverage and continuously improving their product portfolios by offering special products, such as ultra-high speed broadband services. In addition, due to the change in the General Plan of Grants in 2008, which allowed for telecommunications operators in the same corporate group to offer telecommunications services in more than one region, the industry has already undergone a certain degree of consolidation, which we expect may continue in the near future. Specifically, with the merger of Brasil Telecom and Oi, a large new national telecommunications provider has already changed the competitive landscape, with an aggressive market strategy with plans to offer broadband mobile services by way of 3G technology and fixed telephone services in our market concession region. In addition, our competitors are frequently expanding their product portfolios, obtaining new licenses and upgrading the speed of their high-speed broadband offerings.  Moreover, mobile telephone operators represent an ever greater source of competition as they will seek new sources of revenues as a consequence of the slowdown in their clients’ growth rates, constantly developing additional alternatives both to fixed-line telephone service and broadband services.

The broadband market will likely continue to show strong growth, as broadband is considered to be the basic platform for developing convergent products and services. We expect to increase the speeds offered and the sophistication of our products, drawing on new business models – as we have already done with our VoIP, e-commerce and triple play – we are endeavoring to be in a leading position in these movements of the market, such as by expanding our offering of broadband services and developing more value-added services (such as wi-fi modems, improved technical support and installation and configuration support) and by expanding our fiber-optic network to reach up to 1 million homes. With respect to competition, reduction in the prices of infrastructure through new technologies should help current fixed operators to expand geographically beyond their concession areas. This increase in competitiveness is already occurring, mainly in the mobile and long-distance markets, and could to be stronger for local fixed services. As an example, two new mobile service operators, Oi and AEIOU entered the market in 2008. Telesp has responded to these movements and is positioning itself to also capture opportunities outside of its concession area without jeopardizing its consolidated leadership position. This expected influx of competition in the voice market, both fixed and mobile, should bring with it the growth of new services and a greater commoditization of services, with increasingly smaller shares of operators’ total revenues coming from voice services. Given this scenario, there has been a change of focus away from the price of services and towards customer service and quality, along with new product offers.

The market for mobile telephony has shown some signs of deceleration and increased competition despite growth in recent years. In the future, we expect that mobile operators will be increasingly likely to seek alternative sources of revenue, and fixed telephony and broadband will be their main targets, which is evident from announcements by mobile service operators of products offerings for mobile broadband services at speeds and prices comparable with broadband service offered through ADSL and pay TV services. Moreover, the result of the auction for licenses for 3G services that had a premium of 80%, with offers from all the current mobile operators and some incoming ones, demonstrates the interest of the mobile operators in convergent services, especially broadband. Mobile broadband (through the 3G network) is continuously showing fast growth and reached 4.4 million consumers.

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

For the local voice market, in August of 2007, we finished a conversion of billing for local services from pulse-based to minute-based for the State of São Paulo. Despite initially expecting losses, given the differences between charges for shorter calls and longer calls associated with the alternative mandatory plan (PASOO), the conversion did not have a significant impact on revenues, as approximately 5% of the total client base had transferred to this plan in 2009 (PASOO).

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

We are taking several actions to keep up with market trends and to compete by taking advantage of new technologies. We will increase our presence to capture the growth in the market through appreciation of fixed lines, proposals combining broadband and data, and a differentiated experience for the client compared to our competitiors.

We are closely monitoring the evolution of VoIP usage and developing bundled services that include voice, video and broadband, in addition to the development of products related to IPTV. In addition, we are following technological developments and performing tests on wireless access technology for voice, data and video, such as Wi-Max, preparing the company to take advantage of such technology in areas in which our conventional network coverage is currently limited. Our broadband strategy will focus on offering products customized and integrated with other products. We highlight the optic fiber products which include a high speed competitive portfolio and new value-added products such as Wi-Fi modem and support service, installation and configuration (Tec Total), flat fee voice packages and services, new payment systems and IPTV. The combined offers will be included in a complete portfolio of products and services under the digital home office concept. We will also focus on the launch of high definition interactive TV, customized content and video on demand. This strategy is in line with the trends in more developed markets in which there is a higher integration among fixed voice operations, broadband and pay TV.

Additionally, significant investments for updating our networks, improving the quality of our services and developing new products will be required to remain technologically competitive.

Finally, we are working to improve our customer relations by promoting a company-wide effort to emphasize customer service across all segments of our business.  The improvements in the client experience will be supported by the quality improvement actions initiated in 2009 and by the diffusion of a service culture. To accomplish this, we have defined the following priority items: reducing operation failures, improving management of third-party operators, remodeling our call center to improve customer service and customizing of processes and sales channels.

E. Off-balance-Sheet Arrangements

None.

F. Tabular Disclosure of Contractual Obligations

Our contractual obligations and commercial commitments as of December 31, 2009 are as follows:

	Total	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years
	(In thousands of reais, as of December 31, 2009)
Contractual obligations
Long-term debt	1,752,402	—	796,092	397,570	558,740
Pension and other post retirement benefits	191,927	3,353	5,833	4,836	177,905
Other long-term obligations	—	—	—	—	—
Total contractual cash obligations	1,944,329	3,353	801,925	402,406	736,645
Commercial commitments
Suppliers	2,362,422	2,362,422	—	—	—
Other commercial commitments	—	—	—	—	—
Total commercial commitments	2,362,422	2,362,422	—	—	—

Long-Term Debt

Amount
Year ending December 31,	(in thousands of reais, as of December 31, 2009)
2011	398,194
2012	397,898
2013	397,570
2014	395,061
2015 onwards	163,679
Total	1,752,402

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

Set forth below are brief biographies of our directors:

Antonio Carlos Valente da Silva is 57 years old and acts as President of the Board of Directors and serves as Chief Executive Officer. Mr. Valente is an Electrical Engineer, with vast experience in business development and telecommunications regulation. Mr. Valente served as Chief Executive Officer of Telefónica del Perú S.A.A, Telefónica Móviles S.A., Telefónica Móviles Perú Holding S.A.C., Telefónica Perú Holding S.A.C and of Telefónica Multimedia S.A.C and is a member of the Board of Directors. In addition, Mr. Valente is First Vice-President of the Association of Private Enterprises of Public Services (ADEPSEP) and is a Director of the Official Chamber of Commerce of Spain in Perú (COCEP). Prior to his appointment as Chief Executive Officer of Telefónica del Perú, Mr. Valente was responsible for the regulation of the Telefónica Group for Latin America. From 2002-2003, Mr. Valente acted as Vice-President of the National Agency of Telecommunications (ANATEL) of Brazil and presided over the Latin American Telecommunications Regulators Forum (Regulatel) institute, which unites nineteen Latin American countries and the Caribbean. Mr. Valente obtained a postgraduate degree in Business and Administration, with a specialization in Systems and Business Management including Entrepreneurial Strategy, from MIT/Sloan School of Management. Mr. Valente has taught and published numerous articles regarding regulation and telecommunications in Brazilian and international magazines. Since May 2007, he has been President of “AHCIET – Asociación Iberoamericana de Centros de Investigación y Empresas de Telecomunicaciones.” Since July 2008, he has been President of “Telebrasil” (Associação Brasileira de Telecomunicações). He is also a Board Member of CPQD (Centro de Pesquisas e Desenvolvimento), a member of the Strategic Comitee of “FIESP” (Federação das Indústrias do Estado de São Paulo), the Vice-President of “ABDIB” (Associação Brasileira da Industria de Base), a member of the “CDES” (Conselho de Desenvolvimento Econômico e Social da Presidência da República) and President of “FEBRATEL”(Federação Brasileira de Telecomunicações).

José María Álvarez-Pallete López is 46 years old and was appointed Chairman and Chief Executive Officer of Telefónica Internacional in 24 July 2002 Managing Director Latin America, as well as member of the Board of Telefónica, S.A. in July 2006 and Chairman and CEO of Telefonica Latin America in March 2009. He began his career at Arthur Young Auditors in 1987 and joined Benito & Monjardin/Kidder, Peabody & Co. in 1988, where he held positions in the research and corporate finance departments. In 1995, he joined Valenciana de Cementos Portland (Cemex) as head of the Investor Relations and Studies department. He was appointed Financial Manager for CEMEX in Spain in 1996 and General Manager for Administration and Financial Affairs for CEMEX Group’s interests in Indonesia in 1998, headquartered in Jakarta. He joined Telefónica in February 1999 as CFO of Telefónica Internacional. In September of the same year, he became CFO of Telefónica, S.A. In 2000, he was awarded CFO of the Year in the M&A chapter by CFO Europe Magazine (The Economist Group). He holds a post-graduate course certificate from the International Management Program by the Instituto Panamericano de Alta Dirección de Empresa (IPADE). He also obtained the Advanced Research Certificate from the Accounting, Financial Administration and Economy Department of the Universidad Complutense de Madrid. He is a member of the following Boards of Directors: Telefónica Datacorp S.A.U., Telecomunicaçoes de São Paulo S.A. Telesp,  Telefónica Móviles México S.A de C.V., Telefónica del Perú S.A.A., Colombia Telecomunicaciones S.A., Telefónica Larga Distancia de Puerto Rico and Portugal Telecom SGPS S.A. He is also president of the Supervisory Board of of Brasilcel, N.V. and alternate director of Telefónica Móviles Colombia S.A.. Telefónica Argentina S.A., Telefónica Chile S.A. and Telefónica Móviles Chile S.A.  He has been Chairman of Antares, Fonditel, Telfisa and Telefónica North América; Vicechairman of T.Perú; a Member of the Board of Directors of Cemex Singapur, Admira Media, Inmobiliaria Telefónica, TPI, Telefónica Móviles, Telefónica de España, Telefónica Holding Argentina, Telefónica Larga Distancia de Puerto Rico, Telefónica O2, China Netcom, Europe and member of the Supervisory Board of Cesky Telecom. Mr. Álvarez-Pallete holds a graduate degree in Economics from the Complutense University of Madrid. He also studied Economics at the Université Libre de Belgique.

Antonio Viana-Baptista is 51 years old and is a member of our Board of Directors. He was the General Director of Telefónica de Espanha, member of the Executive Committee and of the Board of Directors of Telefônica S.A. holding of Telefônica Group. He is also a member of the Board of Directors of O2 PLC, Telefónica Móviles México as well as a non-Executive Board Member of Research in Motion (RIM), NH Hoteles and Semapa, S.A. Since arriving at Telefônica in 1998, he has been involved with many companies in the group. He was the Executive President of Telefónica Móviles, S.A. In the period between December 1998 and July 2002, he was President of Telefônica International and Executive President of Telefónica Latinoamérica. He was Executive Director of BPI (Banco Português de Investimento) during the period from 1991 to 1998. During the period from 1985 to 1991, he was partner of McKinsey & Co. in Madrid and Lisbon. He holds a degree in economics from Universidad Católica Portuguesa in 1981 and also holds an MBA from INSEAD, Fontainebleau, in 1983.

Enrique Used Aznar is 68 years old and serves as a member of the Board of Directors. He also Acts as a member of the Board of Directors of Telefônica International and Telefónica Peru.  He is also a member of the Assembléia Directiva of IESE of Madrid, the vice-chairman of the Spanish Association for the Fight Against Cancer (Asociación Española de la Lucha contra el Cancer) and a sponsor of the Scientific Foundation Against Cancer (Fundação Científica contra o Câncer). He has also served as Executive Chairman of Telefónica Internacional S.A., Telefónica Servicios Móviles and Telefónica I+D, as executive vice-chairman of TPI Páginas Amarelas, Telefónica do Chile and Telintar (investor from Argentina), and as member of the Boards of Directors of Telefónica, Telefónica da Argentina, AT&T Network System International and of Ericsson in Spain. He holds a degree in telecommunications engineering from the “Universidad de Madrid”, the University of Madrid. He also holds a degree from IESE (Alta Direção de Empresas).

Fernando Abril-Martorell Hernández is 47 years old and serves on our Board of Directors. He is a member of the Board of Directors of ENCE (the Spanish pulp producer). From 1987 to 1997, Mr. Abril-Martorell Hernández performed several functions at JP Morgan, in New York, London and Madrid, including treasury department manager and member of the managing committee. Mr. Abril-Martorel Hernández joined the Telefónica group in January of 1997, as corporate finance general manager, having represented the group’s interests in the Brazilian telecommunications industry privatization process. From December 1998 to June 2000, he served as chief executive officer and chief financial officer of Telefónica Publicidade e Información (TPI). He was COO and a member of the Board of Directors of the Telefónica Group from August 2000 to September 2003. In 2005, he joined Credit Suisse Group in Spain as Managing Director and Chief Executive Officer. Mr. Abril-Martorell Hernández holds a degree in law and business sciences from ICAI-ICADE (Instituto de Postgrado y Formación Continua), Spain.

Fernando Xavier Ferreira is 61 years old and acts as a member of our Board of Directors. Mr. Ferreira served as our chief executive officer and of SP Telecomunicações Holding Ltda. He was president of the Supervisory Board of Brasilcel N.V., president of the Boards of Directors of Vivo Participações S/A, and Fundação Telefónica. He is also a member of the Board of Directors of Telefónica Internacional S.A. Mr. Ferreira has served as president of Telecomunicações Brasileiras S.A. - Telebrás, executive secretary in the Brazilian Ministry of Communications, chairman of the Board of Directors of Embratel S.A., president of Nortel do Brasil S.A., Brazilian General Director of Itaipu Binacional, president of Telecomunicações do Paraná S.A. - Telepar and as member of ANATEL’s consulting committee and member of the Board of Directors of Empresa Brasileira de Correios e Telégrafos - ECT and Portugal Telecom. He holds a degree in electrical engineering from Faculdade de Engenharia Elétrica da Universidade Católica do Rio de Janeiro, the Electric Engineering Faculty of the Catholic University of Rio de Janeiro, Brazil, which he received in 1971. He attended a business administration course at Western Ontario University, Canada, in 1982.

Francisco Javier de Paz Mancho is 51 years old and serves as a member of our Board of Directors.  Currently Mr. Mancho is the Chief Executive Officer of Atento Inversiones y Teleservicios, S.A.U., an advocate of MAZ management registry, serves as a member of the Board of Directors of Telefônica Internacional, is a member of the Board of Advisers of Telefônica LATAM, is an executive officer and member of the Board of Directors of Telefônica Argentina S.A. and is the Honored President of PREALSA. From July 2004 until December 2007, he was the President of Mercasa. He was the President and Director of the Strategic Corporate area of Donuts Panrico Group (1996-2004), General Director of the Ministry of Commerce and Tourism (1993-1996), General Secretary of Unión de Consumidores de España (UCE) (1990-1993), and General Secretary of Juventudes Socialistas and executive member of PSOE (1984-1993). Also, he has acted in the following capacities:  counsel of Túnel del Cadí (2004-2006), President of Patronal Pan and Bollería Marca (COE) (2003-2004), counsel of Mutua de Accidents of Zaragoza (MAZ) (1998-2004), counsel of Panrico Group (1998-2004), President of Observatorio de la Distribuicion Comercial del Ministerio de Comercio e Turismo (1994-1996), Member of Social and Economic Council and Permanent Commission (1991-1993 and 1996-2000) and counsel of Tabacalera, S.A. (1993-1996). Mr. Javier holds degrees in Information and Publicity and Law.

Guillermo Fernández Vidal is 64 years old and serves as a member of the Board of Directors. Mr Vidal began his career as a Systems Technician at NCR. In 1972, he joined ENTEL as a Systems Officer. In 1982, Mr. Vidal was appointed as President of ECOTEL, a position he occupied until 1987. After that, Mr. Vidal joined Telefónica Group, where he occupied several high-level administrative positions. Currently, he is an Advisor of Telefônica and member of the Board of Directors of Telefônica O2 - Chequia. Along his career path, Mr. Vidal was a member of the Boards of Directors of the following companies: ECOTEL, Ibermática, Amper, Telefónica de Peru, Telefônica CTC, TPI, Terra, Telefónica Móviles, Via Digital, Telefônica de España SAL and Telefônica Móviles España. Mr. Vidal holds a degree of industrial engineering.

Iñaki Urdangarin is 41 years old and serves as a member of our Board of Directors. Mr. Urdangarín is a former world-class professional handball player. He has also participated in three Olympic Games, winning medals in two of them (1996 and 2000), and is Spain’s most decorated sportsman accumulating significant sporting achievements, and especially the affection of many fans across Europe. He held the important role of Vice-President of the Spanish Olympic Committee. He combined competitions with studies of Business Science. After ending his sporting career, he began advanced management studies in ESADE, one of the most prestigious business schools in the world. Currently, he is a professor of business policy at ESADE. He has also developed a professional career as an advisor and consultant at La Caixa (a major Spanish financial firm) and Octagon, before he co-founded the Noos Institute, where he was the president until 2006, when he left the Institute. He presided over two international meetings on “Cities and Major Sporting Events” and “Sports and Tourism” and co-authored and edited four books. Currently, he is Chairman of Telefónica USA, President of the Public Relations Committee of the Board of Directors of Telefónica Latin America and a member of the Advisory Boards of Telefónica Internacional, Motorpress (Spanish leading news and media group) and other major Spanish companies.  He has been assigned to Washington, D.C. to strengthen the institutional presence of Telefónica in the American continent and to help facilitate the dialogue of the company with interest groups in the regulatory, industrial and civil society areas in the USA-Europe-Latin America axis. He has previously managed numerous Corporate Social Responsibility projects in both Europe and Latin America. Sustainable development and social integration have been some of the priority areas in which Mr. Urdangarin has developed his own professional activities for Telefónica. His sports, academic and professional experience makes him believe in the power of sports and culture as useful tools for social inclusion. He, together with other relevant sportsmen, international academics and CEOs, developed a foundation to study and promote the use of sports and culture to help those in danger of being socially excluded. He holds a bachelors degree in Administration and Business Management, together with an MBA from ESADE, where he also taught Business Policy classes. He has a masters and a diploma in Business Studies from the University of Barcelona. He has researched and published on sponsorship, corporate social responsibility and regional economic development.

José Fernando de Almansa Moreno-Barreda is 60 years old. He is a member of the Board of Directors of Telefônica and President of the board’s International Affairs Committee. He is also a member of the Board of Directors of Telefônica de Peru S.A., Telecomunicações de São Paulo S.A., Telefônica de Argentina S.A., Telefônica Latinoamérica S.A., Telefónica Moviles México S.A. de CV, and BBVA Bancomer Mexico. Mr. Almansa joined the Spanish Diplomatic Corps in 1974 and served from 1976 to 1992 as Embassy Secretary of the Spanish Embassy in Brussels, Cultural Counselor of the Spanish Representation to Mexico; Chief Director for Eastern European Affairs and Atlantic Affairs Director in the Spanish Foreign Affairs Ministry; Press and Political Counselor to the Spanish Permanent Representation to the North Atlantic Council in Brussels; Minister-Counsellor of the Spanish Embassy in the Soviet Union; General Director of the National Commission for the 5th Centennial of the Discovery of the Americas and Deputy General Director for Eastern Europe Affairs in the Spanish Foreign Affairs Ministry. In January 1993, Mr. Almansa was appointed Chief of the Royal Household by His Majesty King Juan Carlos I. He held this post until December 2002 and is currently Personal Adviser to His Majesty King Juan Carlos I. Mr. Almansa holds a law degree from the Universidad de Deusto, Bilbao, Spain. He is a sponsor of the Foundations Reina Sofia, Conde de Barcelona, Diputacion de San Andrés de los Flamencos – Carlos de Amberes Foundation, Padre Arrupe – Activa, Principe de Asturias and Euroamérica.

Juan Carlos Ros Brugueras is 48 years old and is a member of our Board of Directors. He is currently Secretary of Telefônica’s International Board Commission of Public Affairs. From 2005 to May 2008, he was Chief Legal Officer of Telefônica S.A. From May 1998 to June 2009, Mr. Ros Brugueras was General Secretary to the Board of Directors and General Counsel of Telefônica Internacional S.A. and also a director of Telefônica de Argentina S.A. (Argentina), Telefônica Larga Distância de Porto Rico Inc. (Porto Rico), Companhia de Telecomunicações do Chile S.A. (Chile) and Telefônica do Peru S.A. (Peru). He served on our board and that of Companhia Telefônica da Borda do Campo from December 1998 through November 1999, and also on the boards of Companhia Riograndense de Telecomunicações - CRT, Tele Sudeste Celular Participações S/A, Telerj Celular S/A and Telest Celular S/A. From 1985 to 1997, he was a partner in a law firm in Barcelona, and, during such time, he served as Secretary on the Boards of Directors of various Spanish and foreign companies. Mr. Ros holds a law degree from Universidad Central de Barcelona, the Central University of Barcelona, Spain.

Luciano Carvalho Ventura is 61 years old. He is a member of our Board of Directors and is the officer responsible for LCV Governança Corporativa. He serves as a member of the Board of Directors of  Y. Takaoka Empreendimentos, of the Jose Alves Group and of the Lojas Salfer. Since 1980, he has been dedicated to corporate governance consulting and serving as a member of corporate boards. He is the founding member of the Board of Directors of Instituto Brasileiro de Governança Corporativa - IBGC - Brasil. He was a member of the International Corporate Governance Network - England. He is professor of the course for formation of directors of Brazilian Corporate Governance Institute and a speaker at various masters courses and seminars. He holds an MBA from Escola de Administração de Empresas de São Paulo—Fundação Getúlio Vargas, a post-graduate degree in finance from Escola de Administração de Empresas de São Paulo da Fundação Getúlio Vargas, a degree in business management from Escola de Administração de Empresas da Universidade Federal de Pernambuco, and a degree in economics from Faculdade de Ciências Econômicas da Universidade Federal de Pernambuco.

Luis Bastida Ibarguen is 64 years old and is a member of our Board of Directors. Since 2002, he has acted as an independent consultant, author and lecturer on business economics and serves as director for different companies and foundations. During 2000 and 2001, he was Managing-Director of Banco Bilbao Viscaya Argentaria, where he was a member of the Steering Committee and head of the Global Asset Management Division. From 1988 to 2000, he worked for Banco Bilbao Viscaya. In the period 1994 to 2000, he was Chief Financial Officer (CFO), reporting directly to the Chairman. From 1976 to 1987, he worked at Banco Bilbao, where he had different responsibilities, mainly in areas related with the finance function. From 1970 to 1976, he worked for General Electric in New York and Spain. At General Eletric, he was a member of the Finance Management Program and the International Management Program and worked in various capacities in the Finance and Strategic Planning Functions. He holds degrees in Business at the E.S.T.E. University in San Sebastián - Spain and holds an MBA from Columbia University in New York.

Luiz Fernando Furlan is 63 years old and he is Co-Chairman of the Board of BRF Brasil Foods S.A., Chairman of the Board of Directors of Sadia S.A. and of the Amazonas Sustainable Foundation, and Director on the Boards of Redecard S.A., Amil Participações S.A., Telecomunicações de São Paulo S.A - Telesp and Telefónica S.A. and Telefónica Internacional (Spain), and member of the International Advisory Boards of Panasonic (Japan) and McLarty Associates (USA). From 2003 until 2007, he was Minister of Development, Industry and Foreign Trade of Brazil. Previously, he was Chairman of the Board of Directors of Sadia S.A and served on the boards of international corporations as Panamco (Pan American Beverages, Inc. - USA). He also joined the advisory councils of IBM - Latin America, Embraco S.A. (Brasmotor - Brazil), ABN Amro Bank (Brazil), Maersk Group (Denmark) and was President of ABEF (Brazilian Chicken Exporters Association), ABIOVE (Vegetal Oil Industries Association), ABRASCA (Brazilian Association of Public Owned Companies), Co-President of the MEBF (Mercosur-European Union Business Forum), Vice President of FIESP (São Paulo Entrepreneurs Association) and board member of Bovespa (São Paulo State Stock Exchange). He holds a degree in Chemical Engineering from FEI (Industrial Engineering Faculty) and in Business Administration from University of Santana - São Paulo,  with extension and specialization courses in Brazil and abroad.

Miguel Àngel Gutiérrez Méndez is 51 years old and is a Board member of Telefónica Internacional, S.A., where he was previously responsible for Institutional and Public Policy for Grupo Telefõnica in Latin America. He is also a Board member of ABERTIS (Barcelona, Spain). He is also a Board and Audit Committe member of Telesp. From March 2002 to October 2004, Mr. Gutiérrez was Chairman of the Board of Directors of Autopistas del Oeste S.A. (a subsidiary of ABERTIS). From February 2002 until July 2003, he was Chairman and CEO of Telefónica Group in Argentina. He was a founding partner of The Rohatyn Group, an asset management company that focused on emerging markets with $2.3 billion under management. He manages their illiquid investments with teams in New York, Hong Kong and Buenos Aires. For a period of 21 years, Mr. Gutiérrez occupied several posts at J.P. Morgan, reaching the position of Managing Director for Global Emerging Markets, covering Latin America, Eastern Europe, Africa and Asia, London and New York emerging market activities from 1995-2001. Mr. Gutiérrez was also President of ADESPA (Association of Companies and Public Utilities of Argentina); Vice-President of the Fundación Cámara Española de Comercio; a Board member of the Cámara Argentina de Comercio; and a Board member of the Institute for Business Development of Argentina - IDEA. He is currently a member of the advisory council of CIPPEC (Center of Implementation of Politics for Equity and Growth), a Board member of Fundación Cruzada Argentina, Vice-President of the Center for Financial Stability "CEF", and a Board member of Universidad Torcuato Di Tella.  He holds an MBA from IAE Universidad Austral (Argentina).

Narcís Serra Serra is 66 years old and serves as a member of our Board of Directors. From 1991 to 1995, he was Vice President of the Government of Spain, and from 1982 to 1991, served as Minister of Defense. From 1979 to 1982, he was the Mayor of Barcelona. Mr. Serra holds a doctorate in economics from the Universidad Autónoma de Barcelona and is President of Caixa d’Estalvis de Catalunya.

Executive Committee

The executive committee consists of at least three and no more than fifteen members, who may or may not be our shareholders, all of them appointed by our Board of Directors for a period of three years and may remain in office until reappointed or replaced. Any of our executive officers may be removed at any time by a decision of the Board of Directors.

The following are the current members of the executive committee, their respective positions and the date of their appointment.
Name	Position	Date of Appointment
Antonio Carlos Valente da Silva	Chief Executive Officer	December 18, 2006
Gilmar Roberto Pereira Camurra	Chief Financial Officer and Investor Relations Officer	March 23, 2004
Mariano Sebastian de Beer	General Director of Fixed Telephony	December 9, 2009

Name	Position	Date of Appointment
Gustavo Fleichman	General Counsel	December 10, 2007

*The officers Antonio Carlos Valente da Silva and Gilmar Roberto Pereira Camurra were re-elected at the Board of Directors’ Meeting of February 23, 2007 and their mandates were initiated at the ordinary general meeting on March 29, 2007. The General Counsel, Gustavo Fleichman, was elected at the Board of Directors’ Meeting of December 10, 2007 and his mandate was initiated on January 1, 2008. The General Director of Fixed Telephony, Mariano Sebastian de Beer, was elected at the Board of Directors Meeting of December 9, 2009 and his mandate was initiated on February 1, 2010.

Set forth below are brief biographies of our executive officers:

Gilmar Roberto Pereira Camurra is 54 years old and serves as Chief Financial Officer and Investor Relations Officer (CFO). He has 29 years of working experience in the financial system. He served for a year as member of the executive board of Grupo Paranapanema (tin exporter). Among his experiences in the banking system, he was vice-president of Citibank N.A., performing various activities for 18 years with a focus on the international and treasury areas; founding partner of Banco ABC Roma, performing activities relating to treasury, international and controlling areas; and executive officer of BCN-Barclays, performing activities relating to treasury, asset management and corporate finance in the last three years before the transfer to the Telefónica Group and served as foreign exchange director and deputy treasurer for HSBC Bank. He has been Chief Financial Officer of Telefónica Group in Brazil since November 1999. He also serves as member of the decision-making body of Fundação Sistel, President of the decision-making body of Visão Prev Sociedade de Previdência Complementar, and Vice President of the Board of Directors of Telefónica Factoring. He holds a business administration and accounting science degree with a specialization course in finance from University of California, Berkeley.

Gustavo Fleichman is 50 years old and serves as General Secretary of Telecomunicações de São Paulo S.A. -Telesp since April 2006. From 2004 to 2006, he worked in Bulhões Pedreira Lawyers, a law firm located in Rio de Janeiro. He worked as a Law Director of Tele Norte Leste S/A - Telemar, a telecommunications company located in Brazil, from 2002 to 2004.  He was Vice President of Shell Brasil S/A from 1998 to 2002. He holds a degree in Law from Bras Cubas University, Mogi das Cruzes City, and holds a post-graduate degree in management and tax.

Mariano Sebastian de Beer is 39 years old and serves as General Director of Fixed Telecommunications of Telecomunicações de São Paulo S.A. – TELESP since February 2010.  He served from December 1999 to August 2001 as our Vice-President for Special Clients and Small Business (a position that has changed in June 2001 to Vice-President of Residential Sales). From August 2001 to November 2002, Mr. de Beer served as our Vice-President of Strategic Planning. In November 2002, he was elected as our Vice-President for Corporate Sales. In 2006, he was elected as Managing Director of Telefônica Negócios at TISA – Telefonica Internacional in Madrid and in October 2008 he was elected as our Executive Vice-President. From 1991 to 1994, Mr. de Beer worked for  Est. Text. Cia. Suiza Industrial S.A, in Buenos Aires, Argentina, where he held several positions such as procurement manager, marketing manager and officer. From 1996 to October 1998, he was a consultant at McKinsey in Brazil. He holds a degree in Universidade Argentina de La Empresa, Buenos Aires, Argentina. He also holds an MBA degree from Georgetown University.

For the biography of Antonio Carlos Valente da Silva, see “—Board of Directors.”

B. Compensation

For the year ended December 31, 2009, the aggregate amount of compensation paid to all our Directors and Executive Officers was approximately R$13.5 million, of which R$8.7 million corresponded to salaries and R$4.8 million corresponded to bonuses.  Telesp also paid R$2.6 million in connection with the first distribution under the Performance Share Plan – PSP, a long-term incentive plan.

For the year ended December 31, 2009, our Directors and Officers did not receive any pension, retirement or similar benefits.

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

Fiscal Board

Brazilian Corporate Law and our bylaws each require that we maintain a statutory Fiscal Board (Conselho Fiscal). Our statutory Fiscal Board, which is a separate and distinct entity from our outside auditors, is primarily charged with certain advisory, reporting, oversight and review functions with respect to the company’s financial statements. Our statutory Fiscal Board is also responsible for rendering opinions on management’s annual report and management proposals, including financial statements, to be submitted at shareholders meetings relating to a change in the company’s capital composition, investment plans, budget, debenture issuances or subscription bonuses, payment of dividends and consolidations, mergers and spin-offs. However, the statutory Fiscal Board, as required by Brazilian Corporate Law and our bylaws, has only an advisory role and does not participate in the management of the company. Indeed, decisions of the statutory Fiscal Board are not binding on the company under Brazilian Corporate Law.

In accordance with Brazilian Corporate Law and our bylaws, the Fiscal Board consists of a minimum of three and a maximum of five active members and an equal number of alternates.

One member of the Fiscal Board and his or her alternate must be elected by holders of preferred shares in a separate voting process. The following are the current members of the Fiscal Board:

Members	Alternates	Date Appointed
Flavio Stamm	Gilberto Lerio	March 25, 2009
Stael Prata Silva Filho*	−	March 25, 2009
Patrícia Maria de Arruda Franco	Luis André Carpintero Blanco	March 25, 2009
*Mr. Stael Prata Silva Filho was the alternante for Mrs. Cristiane Barreto Sales who resigned on August 13, 2009.

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

D. Employees

As of December 31, 2009, we had 6,171 employees. All of our employees are full-time, and are divided into the following categories: 52% in our network plant operation, maintenance, expansion and modernization; 36% in sales and marketing; and 12% in administration, finance and investor relations, human resources, inventory, technology, legal and strategic planning and management control.

We, in conjunction with other sponsors (the companies resulting from the breakup of Telebrás), sponsored private pension benefits and health care plans for retirees in order to supplement the salaries of retired employees. The plans PBS Telesp, Visão Telesp, Visão Telefônica Empresas and Visão Assist, previously managed by Fundação Sistel de Seguridade Social, or the Sistel, were transferred to another closed social security entity called Visão Prev Sociedade de Previdência Complementar on February 18, 2005. The Visão Prev Sociedade de Previdência Complementar manages the following pension plans: Visão Telesp, Visão Telefônica Empresas, Visão Assist, Visão TGestiona, Visão Atelecom, Visão Terra, Visão Telerj Celular, Visão Telebahia Celular, Visão Telergipe Celular, Visão Telest Celular, Visão Celular CRT, TCO Prev, TCP Prev, PBS-Tele Leste Celular, PBS-Tele Sudeste Celular, PBS-TCO, PBS-Telesp Celular, PBS Telesp and Vivo Prev. In May 2009, the plan Visão Multi was created by the sponsors Telefonica Inrtenacional Wholesale Brasil Ltda and Telefonica Pesquisa e Desenvolvimento do Brasil Ltda. The plans, Planos de Assistência Médica aos Aposentados - PAMA, or the PAMA, and PBS-A - Plano de Benefícios Sistel Assistidos, or the PBS-A, are still managed by Fundação Sistel de Seguridade Social. Until December 1999, all sponsors of the plans managed by Sistel were jointly and severally liable for all existing benefit plans. After December 1999, a single employer-sponsored pension plan for active employees was created, the PBS Telesp Plan, or PBS plan. See Note 31 to our consolidated financial statements for a more detailed description of the PBS plan. Retired employees (PBS-A) and post-retirement health care benefits, or PAMA, remained as multi-employer benefit plans. The restructuring of the benefit plans took place in January 2000.

Due to the withdrawal of other active participants in December 1999, we individually sponsored the PBS plan, which covers 0.50% of our employees. In addition to the PBS plan, the multi-sponsored health care plan, or PAMA, is provided to retired employees and their dependents. Contributions to the PBS plan are determined based on actuarial valuations prepared by independent actuaries, in accordance with standards applicable in Brazil.

In August 2000, we established the Visão plan, offered to participants in our PBS plan, as well as to employees who did not qualify for participation. Unlike the PBS plan, which is a defined benefits plan, the Visão plan is financed for contributions by participating employees, as well as by us as sponsor, which are credited to the individual accounts of the participants. We are responsible for all management and maintenance expenses of the Visão plan, including the risks of death and permanent injury of the participants. The employees participating in the plan were granted the option to migrate to the Visão plan, which was also offered to those who did not participate in the PBS plan and to all newly hired employees. Our contributions to the Visão plan are equal to those of the individual participants, ranging from 2% to 9% of the participant’s salary, depending on the percentage chosen by the participant. The aggregate costs under the Visão plan equal approximately 5.9% of the total amount of salaries paid to participating employees. Currently 90.2% of our employees are covered under the Visão plan.

In 2009, we had 3,322 retirees and beneficiaries, of which 29 were covered by PAMA and 3,293 were covered by PAMA-PCE. At the end of 2009, PAMA remained as a multi-financed plan.

Approximately 16% of our employees are members of the main telecommunications industry labor union, Sindicato dos Trabalhadores em Empresas de Telecomunicações e Operadores de Mesas Telefónicas no Estado de São Paulo, the Labor Union of Employees of Telecommunications Companies and Telecommunications Desk Operators in the State of São Paulo, or SINTETEL, which is associated with the Federação Nacional dos Trabalhadores em Telecomunicações, the National Federation of Telecommunications Workers or FENATTEL. The collective labor agreement was renewed on September 1, 2009 and will expire on August 31, 2010. Our management considers relations with our work force to be satisfactory. We have never experienced a work stoppage that had a material effect on our operations.

E. Share Ownership

None of our directors or executive officers beneficially owns, on an individual basis, 1% or more of our common or preferred shares (including ADSs representing preferred shares) or of our total equity share capital.

At the General Shareholders Meeting of Telefónica S.A. (our indirect controlling shareholder), held on June 21, 2006, the application of a long-term incentive plan - ”Performance Share Plan” (PSP) - for executives of Telefónica S.A. and of other entities within the Telefónica Group, which includes Telesp was approved. The plan grants a determined number of shares of Telefónica S.A. to selected participants who fulfill the necessary requirements.

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

The first distribution under the PSP took place in July 2009, with 56 executives from Telesp given the right to 239,867 shares of Telefónica S.A.

The second distribution under the PSP will take place in July 2010, with 56 executives from Telesp potentially having the right to 193,094 shares of Telefónica S.A., for which, on December 31, 2009, we have made a provision of R$4.41 million.

The third distribution under the PSP will take place in July 2011, with 57 executives from Telesp potentially having the right to receive 212,452 shares of Telefónica S.A., for which, on December 31, 2009, we have made a provision of R$3.24 million.

The fourth distribution under the PSP will take place in July 2012, with 77 executives from Telesp potentially having the right to receive 217,001 shares of Telefónica S.A., for which, on December 31, 2009, we have made a provision of R$1.08 million.

The provision to be recognized for each cycle in a five-year period is based on the fair value of shares at granting date.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

In accordance with our bylaws, we have two classes of capital stock authorized and outstanding: common shares (ações ordinárias) and preferred shares (ações preferenciais). Our common shares have full voting rights. Our preferred shares have voting rights only under limited circumstances. At December 31, 2009, Telefónica Internacional owned 34.87% of our common shares and SP Telecomunicações, a wholly-owned subsidiary of Telefónica International, owned 50.71% of our common shares. Since Telefónica Internacional owns 100% of the equity share capital of SP Telecomunicações, it has effective control over 85.57% of our outstanding common shares. Accordingly, Telefónica Internacional has the ability to control the election of our Board of Directors and to determine the direction of our strategic and corporate policies. Neither Telefónica Internacional, nor SP Telecomunicações, has any special voting rights beyond those ordinarily accompanying the ownership of our common or preferred shares.

The following tables set forth information relating to the ownership of common and preferred shares by SP Telecomunicações, Telefónica Internacional and our officers and directors. We are not aware of any other shareholder that beneficially owns more than 5% of our common shares.

Shareholder’s Name	Number of common shares owned	Percentage of outstanding common shares
SP Telecomunicações	85,603,079	50.71%
Telefónica Internacional	58,859,918	34.87%
All directors and executive officers as a group	21	—

Shareholder’s Name	Number of preferred shares owned	Percentage of outstanding preferred shares
SP Telecomunicações	29,042,853	8.61%
Telefónica Internacional	271,707,098	80.53%
All directors and executive officers as a group	1	—

Telefónica Internacional is a wholly-owned subsidiary of Telefónica S.A., or Telefónica. Telefónica’s shares are traded on various stock exchanges, including exchanges in Madrid, Barcelona, Bilbao, Valencia, London, Tokyo, New York, Lima, Buenos Aires and São Paulo. Telefónica’s business operations are concentrated in a number of sectors, including fixed and mobile telecommunications services, data communications, integrated business solutions, e-commerce, Internet, telephone book publishing and marketing, marketing information and services, media content creation, production, distribution and marketing and call center services.

B. Related Party Transactions

Note 30 to our consolidated financial statements presents, in tabular format, more detailed financial information with respect to transactions and balances with related parties. We provide below a summary description of transactions with related parties.

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

In 1999, we entered into a service agreement with Atento Brasil S.A. (an indirect majority-owned subsidiary of Telefónica S.A.), or Atento, that is automatically extended every three years, for the provision of certain customer services, principally services related to our call center. Transactions under this service agreement with Atento Brasil involved approximately R$656 million in 2009 (R$514 million in 2008).

In April 2001, we entered into a service agreement for the provision of administrative, accounting and other services with Telefónica Serviços Empresariais do Brasil Ltda., or TGestiona, an indirect wholly-owned subsidiary of Telefónica. Transactions with TGestiona under this service agreement involved approximately R$80 million in 2009 (R$76 million in 2008).

We also entered into certain agreements for the provision of telecommunications services to several of our affiliates, each under the indirect or joint control of Telefónica, including Vivo, TIWS Brasil Ltda., Terra Networks Brasil S.A, Telefónica Internacional S.A., Telefônica Pesquisa e Desenvolvimento Ltda. and others listed in Note 30 to our consolidated financial statements. Transactions pursuant to these various service agreements, in the aggregate, involved approximately R$2.0 billion in 2009 (R$2.1 billion in 2008).

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See Note 19 of our Consolidated Financial Statements.

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

Litigation with INSS

We are defendants in several lawsuits filed by the INSS, in the federal courts of São Paulo, including:

•
Several legal proceedings for the collection of Seguro de Acidente de Trabalho (Workers Accident Insurance Compensation, or SAT) from January 1986 to June 1997 and charges regarding the alleged failure to collect contributions by certain contracted parties in the approximate amount R$339.0 million, of which we recorded provisions in the amount of R$98.7 million. In September 2009, our management decided to withdraw from part of the litigation and included the amount of R$54.2 million in the Tax and Social Security Amnesty Program (Programa de Recuperação Fiscal – REFIS), in connection with a reduction of fines and interest. We transferred an amount of R$44.0 million from provisions to revenues in connection with this case. The proceedings are currently in the higher court and we have not recorded any provisions since the likelihood of loss in possible.

•
Social security contribution on compensation for salary devaluation arising from inflationary losses related to “Verão” and “Bresser” economic plans, in the amount of approximately R$148.5 million. By virtue of an ex officio decision rendered by the Brazilian IRS acknowledging, grounded on Binding Digest No. 8 from the Federal Supreme Court, that part of the tax claims involved were time barred under laches, Company management decided to reverse the provision set up for the amounts so barred in the amount of R$2.9million, with a provision of only R$26 million remaining. The chances of loss in regard to amounts not barred by laches were assessed as possible, and therefore no provision was set up for this contingency.

•
Notices relating to social security contributions and amounts due to third parties (under INCRA and SEBRAE) over wages paid during the period between January 1999 and December 2000, in the approximate amount of R$64.0 million. Considering that the risk was classified by our internal and external counsel as being of possible loss, no provision was made.

•
Administrative proceedings with respect to fines of approximately R$162 million for the alleged improper distribution of dividends while the company supposedly was indebted to the INSS. Considering that the risk was classified by our internal and external counsel as being of possible loss, no provision was made.

Litigation Relating to FINSOCIAL, COFINS, PASEP and Income Tax

•
The Federal Revenue Office of São Paulo did not agree with our requests to offset taxes using tax credits arising from the negative balance of the corporate income tax (Imposto de Renda de Pessoa Jurídica) and contribution on profits (Contribuição Social Sobre o Lucro) in 2003 in the amount of R$470.8 million (including principal, fines and interest). The likelihood of loss is possible for a part of the proceeding in the amount of R$94.9 million and remote for the balance according to our counsel. We have not recorded provisions for this proceeding.

•
We are defendants in a rescissory action initiated by the Federal Government against Telesp aiming to finalize the decision that acknowledged the legitimacy of certain tax offsets by FINSOCIAL (from 1989 to 1992) against COFINS debts (from March to November 1995) carried out by us. The total amount in dispute is R$15.2 million and the likelihood of loss is possible. We did not record any provisions for this proceeding.

Litigation Relating to ICMS

We are a named defendant in several ICMS proceedings pertaining to:

•
International Long-Distance Services. The São Paulo state treasury secretary filed three administrative violation suits in order to collect amounts allegedly due as ICMS tax in connection with international long-distance services, for the periods of November and December of 1996, April of 1998 to December of 1999 and of January of 1997 to March of 1998. The total amount involved is R$364.1 million. Considering that the risk was classified by our internal and external counsel as being of possible loss, no provision was made.

•
ICMS Tax Credits. Two notices of tax assessments were filed by the tax agency of the State of São Paulo related to ICMS tax credits from the periods from January 1999 to June 2000 and from July 2000 to December 2003 and a wrongful entry of ICMS tax during March 1999. The assessments relate to the reversal of tax credits in respect of taxable equipment purchases for exempted operations and the criteria for determining tax liability in such a situation. The total amount involved is R$135.9 million. Considering that the risk was classified by our internal and external counsel as being of possible loss, no provision was made.

•
ICMS with Respect to Property Rental (Modem) and Complementary Services. Administrative proceedings were commenced whereby tax authorities claimed that ICMS was assessed for various services, such as complementary services of aggregate value (SVA) and modem rental, which were not subject to the ICMS. The relevant services were aggregated value call services or complementary services, as well as call-waiting, call transferring and modem rentals, among others. The total amount involved in the proceedings is approximately R$540.7 million. Considering that the risk was classified by our internal and external counsel as being of possible loss, no provision was made.

•
Administrative proceeding commenced by the State of São Paulo tax authorities in the amount of R$55.3 million relating to the non-payment of the ICMS tax from January 2006 to December 2007 over the revenues on lease of modems. The likelihood of loss is possible and we do not record any provisions for this proceeding.

•
Administrative proceedings commenced by the State of São Paulo tax authorities in the amount of R$443.9 million relating to the non-payment of the ICMS tax from January 2006 to December 2007 due to the non-inclusion of revenues arising from several services we provide in the ICMS tax calculation basis. The likelihood of loss is possible and we do not record any provisions for this proceeding.

Litigation Relating to FUST

•
FUST Calculation Basis. On December 15, 2005, ANATEL issued a new ruling which stated its understanding that interconnection expenses should not be excluded from the FUST calculation basis, which ruling constituted a change in ANATEL’s previous policy that had provided for such a possibility. This new ruling has retroactive application to January 2001. Therefore, on January 9, 2006, we, through the Brazilian Association of Fixed Telecommunication Companies (ABRAFIX), entered a petition of writ of mandamus so as to assure the possibility of exclusion of the interconnection expenses from the FUST calculation basis or  so as to avoid the retroactive charge of the balances accrued as a result of the adoption required by Súmula No. 7/2005 of ANATEL. Due to new facts that shifted the trial in our favor, particularly regarding the illegality of including interconnection expenses in the FUST calculation basis, the Board of Directors decided to modify the calculation of the amounts to be deposited with the court and exclude interconnection expenses. The total amount involved is R$399.6 million, of which R$207.4 is the amount reflecting the differences in payment to ANATEL as calculated retroactively for the period from 2001 to 2005 and R$192.1 is the amount reflecting the differences from 2006 to present, which is being deposited with the court on a monthly basis. A provision has been made for those amounts that have been deposited with the court. The trial is currently in the second judicial stage.

Litigation Relating to FGTS

The adoption of the Complementary Law No. 110 on June 29, 2001 created an additional social contribution to be deposited with the FGTS.  The purpose of this new contribution is to share with employers the cost to recover losses affecting workers as a result of the economic plans “Plano Verão” and “Plano Collor” that were declared unconstitutional by the Supreme Court of Justice. We understand that the new law is unconstitutional and commenced a lawsuit not to pay for this additional social constribution to be deposited with the FGTS. The discussion in the lawsuit only encompasses the additional social contribution to be deposited with the FGTS created by Complementary Law No. 110 and does not result in any reduction of the part of the deposits with FGTS made by us on behalf of our employees. The lawsuit is currently in the higher court and we recorded provisions in the amount of R$59.8 million.

Labor Litigation

We are also a defendant in several legal proceedings filed by former employees and outsourced employees (alleging our joint liability), who claim, among other things, deficient overtime payment, unequal compensation, retirement wage supplements, health and security hazard compensation, as well as some proceedings regarding our outsourcing.

The most relevant claim is an annulment action that was brought by Telesp against the federal government of Brazil in order to obtain a judiciary declaration of the unenforceability of notices of infraction from all authorities alleging that Telesp violated the constitution by failing to properly pay overtime for all of its employees through January 1997 by using the wrong base to calculate the overtime. The total value is of approximately R$31 million. The decision of the lower court was favorable to us. The Federal Government appealed and we will defend in the appeal process. We have obtained a temporary injunction suspending the notices. We consider the risk of loss remote, and we do not record provisions.

Civil Claims

There are several civil claims against us, for which R$187.7 million has been deemed probable and provisioned, including:

•
“0900 Service” Claims. On June 9, 2000, WCR do Brasil Serviços Ltda. proposed enforcement proceedings against the Company, claiming the collection of the alleged difference in amounts calculated by Telesp regarding the use of the “0900 Service” and the amounts transferred to that company. The value of the proceedings is R$74.8 million. On October 1, 2004, the thirteenth Civil Court of the central jurisdiction of São Paulo published its decision, by which the proceeding was deemed valid. On December 14, 2004, an appeal against the decision was filed before the twenty-sixth Panel of Judges of São Paulo. On May 26, 2006, the appeal against the decision was overturned in part (a reduction of R$20 million). A deposit for damages was made, through a surety bond, in the amount of R$59.3 million and appealed to the Superior Court (Third Chamber). Since the risk level was considered as probable, a provision of R$76.2 million was made for the claims.

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

There are several civil claims against us, for which we have not recorded provisions, though which we deem to be notable, including:

•
Pension Benefit and Health Care Claims. Sistel Participants Association in São Paulo (ASTEL) filed a claim against the Company, Sistel Foundation and others, regarding alleged irregularities in changes made to the company’s retirees’ medical assistance plan, or PAMA, and in particular: (i) the prohibition of the contribution of payments from PAMA members; (ii) the reinstatement of PAMA members whose subscriptions were suspended due to default; (iii) the revaluation of PAMA’s economics needs; (iv) the restructuring of the contribution base for total and gross payroll for the company’s employees; (v) the inclusion of all hospitals, doctors, clinics and laboratories that used to be associated with Sistel; and (vi) equity accounting distribution review. The process is in the initial proceedings and no decision has been made by the court. The Company’s management, based on its legal counsel opinion, consider this proceeding as a possible risk. We estimate the exposure of the company at R$346.6 million.

•
Community Telephone Plan -PCT. The Company is subject to civil public action proposals claiming the possible right for indemnity for purchasers of the expansion plans who did not receive shares for their financial investment in the municipality of Mogi das Cruzes, involving a total amount of approximately R$146.8 million. The claims have not been subject to a final ruling. The risk involved is considered possible with respect to this action.

•
Services Quality Class Action. The Public Prosecutor Office of the State of São Paulo commenced a class action claiming moral and property damages suffered by all consumers of telecommunication services from 2004 to 2009 due to the bad quality of services and failures of the communications system. The penalties sought are generic and our potential responsibility will only be known in the calculation and enforcement of the award by affected consumers. The Public Prosecutor Office suggested that the indemnification to be paid should be R$1 billion in the event that the monetary claim of consumers to the award is not in line with the gravity of their damages. This suggested amount would be deposited in the Special Expenses Fund to Recover Natural Rights Damages (Fundo Especial de Despesa de Reparação de Interesses Difusos Lesados). In our current assessment, it is not currently possible to evaluate the amount involved in this lawsuit. We have not made any provisions for this lawsuit as our risk of loss is deemed possible.

•
Inclusion of PIS and COFINS in Service Rates. The federal district attorney’s office believes that the amounts collected by us as COFINS and PIS are being improperly included in the fixed telecommunications service rates, and therefore has filed a public civil action in order to exclude those amounts from those charged to our customers and to demand that the amounts improperly charged be returned in double. There are other public civil actions based on the same claim, which when added to the one described above and other collective and individual lawsuits, amount to seven lawsuits. We have not made any provisions for these lawsuits as our risk of loss is deemed possible.

Regulatory and Antitrust Litigation

We are a defendant in each of the following administrative proceedings, which have been filed by telecommunications service providers alleging anti-trust practices:

•
EILD Cases. We have been accused in two different proceedings of anti-trust violations through price discrimination based on claims that we charge our competitors higher fees for dedicated lines (“EILD”) than we charge one of the companies of the Telefónica Group. Both ANATEL and CADE analyzed the allegations in these cases. We have signed two consent decrees (Termos de Cessação de Conduta) with ANATEL, which were agreed to by CADE, pursuant to which we commit to refrain from practicing the actions challenged in the proceedings. It is currently pending CADE confirmation that we complied with the consent decrees. We made no provisions for this claim because we believe that the agreements will also be fully confirmed by CADE. In July 2006, ANATEL’s Resolution No. 402, which altered rules regarding EILD, became effective. The Resolution also changed the conditions of the consent decrees. We, in conjuction with other players in the market, have been challenged for anti-trust violation and non-compliance with Resolution No. 402. In this regard, we are party to several proceedings, of which the most relevant are: (i) administrative proceeding commenced in May 2007 to investigate the non-compliance with Resolution No. 402, and (ii) administrative proceeding commenced in December 2008 to investigate regulatory requirements in the public offer of our EILD, in which we presented our defense and we will not make any provision.

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

Dividends and Dividend Distribution Policy

Priority and Amount of Preferred Dividends

The Brazilian Corporate Law generally requires that the bylaws of each Brazilian corporation specify a minimum percentage of the distributable profits comprising dividends and/or interest on shareholders’ equity, or distributable amount, of the corporation for each fiscal year that must be distributed to shareholders as dividends. See “Item 10. Additional Information—B. Memorandum and Articles of Association.” Moreover, each Brazilian company may issue new preferred shares for public distribution only if one of the following terms applies to the preferred shares: (i) the right to receive dividends equivalent to at least 25% of the net profit for the fiscal year, to be calculated in accordance with Article 202 of the Brazilian Corporate Law as follows: (a) priority in the receipt of dividends corresponding to at least 3% of the book value per share and (b) the right to an equal share of the profits attributable to the holders of common shares, after the holders of common shares have received a dividend equal to a minimum of 3% of the book value per share; or (ii) the right to receive dividends, at least 10% higher than those paid for each common shares; or (iii) tag-along rights of at least 80% of the price paid in the sale of control to be paid by the controlling shareholder and also including the right to receive dividends at least equal to the dividend paid to common shares.

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

Payment of Dividends

We are required by law and our bylaws to hold an annual shareholders meeting until April 30 of each year at which, among other issues, the allocation of net profits obtained during the preceding fiscal year and the declaration of dividends by decision of common shareholders are decided, acting on the recommendation of the executive officers, as approved by the Board of Directors. The payment of annual dividends is based on the financial statements prepared for each fiscal year ending December 31. Under the Brazilian Corporate Law, dividends are required to be paid within 60 days following the date the dividend is declared to shareholders of record on the declaration date, unless a resolution by the shareholders sets forth another date of payment, which must occur prior to the end of the fiscal year.

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

Any payment of interest in respect of preferred shares to shareholders (including the holders of ADSs) is subject to Brazilian withholding tax at a rate of 15%, or 25% in the case of a shareholder domiciled in a tax haven, and these payments may be included, at their net value, as part of any mandatory dividend. Payments to persons who are exempt from taxation in Brazil are not subject to withholding tax. See “Item 10. Additional Information—E. Taxation—Brazilian Tax Considerations—Distributions of Interest on Capital.”

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

	Description (Dividends or Interest on Shareholders’ Equity)(1)	Common Shares	Preferred Shares
Year		(per share/in R$)
2009	Div/Int	2.556431	2.812074
2008	Div/Int	4.539838	4.993823
2007	Div/Int	5.247437	5.772180
2006	Div/Int	5.581383	6.139521
2005	Div/Int	6.892824	7.582106

(1)	Interest on shareholders’ equity is net of withholding taxes.

Dividends and Interest on Shareholders’ Equity

On December 9, 2008, the Board of Directors approved, subject to the shareholders approval, a payment of interest on shareholders’ equity for our common and preferred shares in the amount of R$353.6 million.  The actual payment occurred on June 16, 2009.

On March 25, 2009, at the General Shareholders Meeting, the shareholders approved the distribution of dividends to the common and preferred shares in the total amount of R$395.1 million declared on the basis of the closing balance sheet on December 31, 2008.  The actual payment occurred on June 16, 2009.

On May 18, 2009, the Board of Directors approved the distribution of intermediary dividends in the amount of R$470 million based on retained earnings existing on our balance sheet as of March 31, 2009. The actual payment occurred on June 17, 2009.

On September 30, 2009, the Board of Directors approved, subject to the shareholders approval, a payment of interest on shareholders’ equity for our common and preferred shares in the amount of R$340.0 million.  The actual payment occurred on December 21, 2009.

On December 9, 2009, the Board of Directors approved, subject to the shareholders approval, a payment of interest on shareholders’ equity for our common and preferred shares in the amount of R$174.2 million.  The actual date of payment will be disclosed to the shareholders.

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

Our preferred shares began trading on BM&FBOVESPA, on September 21, 1998 and are traded on BM&FBOVESPA under the symbol “TLPP4”.  Our common shares trade under the symbol “TLPP3”.  At December 31, 2009, we had approximately 506.2 million common and preferred shares held by approximately 1.9 million common and preferred shareholders.  The following table sets forth the reported high and low closing sale prices for the common and preferred shares on BM&FBOVESPA, for the periods indicated.

	Prices of common shares of the company
	High	Low
	(in reais)
January 1, 2004 through March 31, 2004	45.50	35.40
April 1, 2004 through June 30, 2004	42.70	33.00
July 1, 2004 through September 30, 2004	42.65	38.40
October 1, 2004 through December 31, 2004	46.50	36.30
January 1, 2005 through March 31, 2005	48.90	39.17
April 1, 2005 through June 30, 2005 (1)	40.50	35.70
July 1, 2005 through September 30, 2005	37.48	32.10
October 1, 2005 through December 31, 2005	37.49	31.90
January 1, 2006 through January 31, 2006	43.80	36.17
April 1, 2006 through June 30, 2006	43.39	36.40

	Prices of common shares of the company
	High	Low
	(in reais)
July 1, 2006 through September 30, 2006	42.69	37.10
October 1, 2006 through December 31, 2006	47.49	40.50
January 1, 2007 through March 31, 2007	50.30	43.00
April 1, 2007 through June 30, 2007	58.99	44.30
July 1, 2007 through September 30, 2007	66.98	51.80
October 1, 2007 through December 31, 2007	59.80	44.00
January 1, 2008 through March 31, 2008	47.00	39.00
April 1, 2008 through June 30, 2008	41.95	37.80
July 1, 2008 through September 30, 2008	40.00	35.00
October 1, 2008 through December 31, 2008	40.44	33.84
January 1, 2009 through March 31, 2009	38.64	34.48
April 1, 2009 through June 30, 2009	42.00	37.50
July 1, 2009 through September 30, 2009	41.00	36.00
October 1, 2009 through October 31, 2009	40.64	38.06
November 1, 2009 through November 30, 2009	40.60	38.10
December 1, 2009 through December 31, 2009	39.29	36.00
January 1, 2010 through January 31, 2010	37.78	35.80
February 1, 2010 through February 28, 2010	36.79	35.00
March 1, 2010 through March 24, 2010	35.70	33.50

(1)	Before June 27, 2005, our ADRs were traded in the proportion of 1000 per 1. Since that date, ADRs have been traded in the proportion of one to one.

	Prices of preferred shares of the company
	High	Low
	(in reais)
January 1, 2004 through March 31, 2004	55.00	46.00
April 1, 2004 through June 30, 2004	49.25	38.50
July 1, 2004 through September 30, 2004	55.00	46.00
October 1, 2004 through December 31, 2004	51.40	44.89
January 1, 2005 through March 31, 2005	58.38	43.81
April 1, 2005 through June 30, 2005 (2)	52.95	45.20
July 1, 2005 through September 30, 2005	49.00	41.91
October 1, 2005 through December 31, 2005	48.20	41.50
January 1, 2006 through March 31, 2006	54.00	46.16
April 1, 2006 through June 30, 2006	53.41	42.41
July 1, 2006 through September 30, 2006	51.90	43.50
October 1, 2006 through December 31, 2006	55.00	48.11
January 1, 2007 through March 31, 2007	56.30	49.40
April 1, 2007 through June 30, 2007	62.80	50.75
July 1, 2007 through September 30, 2007	69.50	53.50
October 1, 2007 through December 31, 2007	63.19	45.20
January 1, 2008 through March 31, 2008	50.99	41.97
April 1, 2008 through June 30, 2008	48.84	42.37
July 1, 2008 through September 30, 2008	48.37	38.69
October 1, 2008 through December 31, 2008	53.30	43.99
January 1, 2009 through March 31, 2009	48.19	40.55
April 1, 2009 through June 30, 2009	49.25	43.10
July 1, 2009 through September 30, 2009	45.68	41.30

	Prices of preferred shares of the company
	High	Low
	(in reais)
October 1, 2009 through October 31, 2009	45.17	42.59
November 1, 2009 through November 30, 2009	45.83	43.07
December 1, 2009 through December 31, 2009	43.54	42.12
January 1, 2010 through January 31, 2010	43.29	41.89
February 1, 2010 through February 28, 2010	41.57	39.40
March 1, 2010 through March 24, 2010	40.44	38.20

(2)	Before June 27, 2005, our ADRs were traded in the proportion of 1000 per 1. Since that date, ADRs have been traded in the proportion of one to one.

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

	U.S. dollars per ADR
	High	Low
January 1, 2004 through March 31, 2004	19.25	15.75
April 1, 2004 through June 30, 2004	17.18	12.45
July 1, 2004 through September 30, 2004	18.78	15.20
October 1, 2004 through December 31, 2004	19.43	15.60
January 1, 2005 through March 31, 2005	21.97	16.16
April 1, 2005 through June 30, 2005 (3)	20.43	18.38
July 1, 2005 through September 30, 2005	20.80	17.54
October 1, 2005 through December 31, 2005	21.74	18.34
January 1, 2006 through March 31, 2006	25.50	20.58
April 1, 2006 through June 30, 2006	25.14	18.84
July 1, 2006 through September 30, 2006	24.22	19.95
October 1, 2006 through December 31, 2006	25.50	22.27
January 1, 2007 through March 31, 2007	27.14	23.62
April 1, 2007 through June 30, 2007	32.99	25.30
July 1, 2007 through September 30, 2007	37.15	26.71
October 1, 2007 through December 31, 2007	35.16	25.45
January 1, 2008 through March 31, 2008	29.83	24.08
April 1, 2008 through June 30, 2008	29.52	25.17
July 1, 2008 through September 30, 2008	30.42	20.65
October 1, 2008 through December 31, 2008	26.09	18.62
January 1, 2009 through March 31, 2009	21.30	17.12
April 1, 2009 through June 30, 2009	24.55	20.95
July 1, 2009 through September 30, 2009	25.56	21.17
October 1, 2009 through October 31, 2009	26.41	24.25
November 1, 2009 through November 30, 2009	27.38	24.79
December 1, 2009 through December 31, 2009	25.53	23.74
January 1, 2010 through January 31, 2010	25.42	23.00
February 1, 2010 through February 28, 2010	22.79	21.56
March 1, 2010 through March 24, 2010	23.00	21.56

(3)	Before June 27, 2005, our ADRs were traded in the proportion of 1000 per 1. Since that date, ADRs have been traded in the proportion of one-to-one.

B. Plan of Distribution

Not applicable.

C. Markets

Trading on the BM&FBOVESPA

In 2008, Bolsa de Valores de São Paulo S.A. was subject to a corporate reorganization, by which, among other things, the shares issued by it were transferred to BOVESPA Holding S.A. and its corporate name was changed to Bolsa de Valores de São Paulo S.A. – BVSP. After that, the operations of BOVESPA Holding S.A. and Bolsa de Mercadorias e Futuros – BM&F S.A. were integrated, resulting in the creation of BM&FBOVESPA S.A. Bolsa de Valores, Mercadorias e Futuros, or BM&FBOVESPA. In late 2008, Bolsa de Valores de São Paulo – BVSP and Companhia Brasileira de Liquidação e Custódia were merged into BM&FBOVESPA, which currently concentrates all trading activities of shares and commodities in Brazil. BM&FBOVESPA is one of the world’s largest stock exchanges in terms of market capitalization. BM&FBOVESPA offers investment options (shares, commodities, derivatives, etc.) with competitive costs aligned with those of other stock exchanges, allowing issuers to capitalize on the high speed of transformations in the market.

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

In order to better control the excess of volatility in market conditions, BM&FBOVESPA has adopted a “circuit breaker” system pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour whenever the indices of these stock exchanges fall below the limits of 10% and 15%, respectively, relative to the index of the previous trading day. In the event the stock exchange index falls by 20% in comparison to the previous trading day, BM&FBOVESPA may determine the suspension of trading sessions for a certain period which will be at its sole discretion.

At December 31, 2009, the aggregate market capitalization of the 385 companies listed on BM&FBOVESPA was approximately US$1,341 billion. Although all the outstanding shares of an exchange-listed company may trade on a Brazilian stock exchange, in most cases, less than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling entities or persons that rarely trade their shares. For this reason, data showing the total market capitalization of Brazilian stock exchanges tends to overstate the liquidity of the Brazilian equity securities market.

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

As determined by the Brazilian Corporate Law, the compensation of senior management is approved by our shareholders at an annual shareholders meeting. The Nominations, Compensation and Corporate Governance

Committee provides information and recommendations to the Board of Directors regarding the criterion for compensation.

Our rules relating to insider trading are determined in our internal rules and the corporate laws. Senior management and members of our Board of Directors and any other employee exposed to sensitive information are subject to the restrictions imposed by such charter. In addition to the prohibition on trading of our shares by such individuals when in possession of insider information, the charter establishes blackout trading periods for those periods when insider information is available. As an example, the month before the formulation and approval of our annual financial statements by our Board of Directors is considered a blackout period under the charter. In addition, the charter sets forth instructions for dealing with conflicts of interest and mandates disclosure of any such situation.

Code of Business Conduct and Ethics

Although adoption of a code of ethics is not required by Brazilian Corporate Law, we implemented a code of ethics regulating the conduct of our managers in connection with the registration and control of financial and accounting information and their access to privileged and non-public information and data in order to comply with the requirements of the Sarbanes-Oxley Act and NYSE rules. See “Item 16B. Code of Ethics.”

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

Our capital stock is comprised of preferred shares and common shares, all without par value. At December 31, 2009, there were 337,232,189 outstanding preferred shares and 168,609,291 outstanding common shares. Our share capital may be increased by resolution of the Board of Directors, up to the limit authorized by our bylaws. Any increase above the authorized capital must be approved by a general shareholders meeting.

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

C. Material Contracts

We have six material contracts related to the concession of public telecommunications service granted by ANATEL (each filed as an Exhibit to this Annual Report). These contracts were renewed on December 22, 2005 and expire on December 31, 2025. Three of the contracts authorize the Company to provide local telephone services (Sectors 31, 32 and 34) and the other three authorize the Company to provide long-distance telephone services (Sectors 31, 32 and 34).

 Our Multimedia Communication Service Authorization Term is also a material contract. Based on this Authorization Term, the Company is allowed to provide broadband services in the State of São Paulo. The Term was signed on April 17, 2003 for an undetermined period of time and is still currently in effect.

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

Resolution No. 1,927 of the CMN provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. It restates and amends Annex V to Resolution No. 1,289 of the National Monetary Council, known as the Annex V Regulations. The ADS program was approved under the Annex V Regulations by the Central Bank and the CVM prior to the issuance of the ADSs. Accordingly, the proceeds from the sale of ADSs by holders outside Brazil are free of Brazilian foreign investment controls, and holders of the ADSs may be entitled to favorable tax treatment. See “—E. Taxation—Brazilian Tax Considerations.”

Under Resolution No. 2,689 of the CMN, foreign investors registered with the CVM may buy and sell Brazilian securities, including the preferred shares, on Brazilian stock exchanges without obtaining separate certificates of registration for each transaction. Registration is available to qualified foreign investors, which principally include foreign financial institutions, insurance companies, pension and investment funds, charitable foreign institutions and other institutions that meet certain minimum capital and other requirements. Resolution 2,689 also extends favorable tax treatment to registered investors. See “—E. Taxation—Brazilian Tax Considerations.”

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

If the holder appoints a representative in Brazil to act directly in the Brazilian market to acquire preferred shares, the holder will be subject to a less favorable Brazilian tax treatment than a holder of ADSs. Regardless of registration under Resolution No. 2,689, residents of tax havens are subject to less favorable tax treatment than other foreign investors. See “—E. Taxation—Brazilian Tax Considerations.”

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

Distributions of Interest on Capital

Brazilian corporations may make payments to shareholders characterized as interest on capital as an alternative form of making dividend distributions. Amounts paid as interest on capital (net of applicable withholding tax) may be treated as payments with respect to the dividends we are obligated to distribute to our shareholders in accordance with our bylaws (estatuto social) and Brazilian Corporate Law. The rate of interest may not be higher than the federal government’s long term interest rate, or the TJLP, as determined by the Central Bank from time to time (6.125% per annum for 2009). The total amount distributed as interest on capital may not exceed the greater of (i) 50% of net income (before taking the distribution and any deductions for income taxes into account) for the year with respect to which the payment is made and (ii) 50% of retained earnings for the year prior to the year with respect to which the payment is made. Payments of interest on capital are decided by the shareholders on the basis of recommendations of the company’s Board of Directors. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividends and Dividend Distribution Policy—Additional Payments on Shareholder Equity.”

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

Our understanding is that ADSs do not qualify as property located in Brazil and, therefore, are not subject to Brazilian taxes upon disposition to other non-Brazilian holders. Insofar as this understanding has not been tested through the administrative or judicial courts, however, we are unable to evaluate what the final ruling on the matter will be. Accordingly, gains on a disposition of ADSs by a non-Brazilian holder may be subject to income tax in Brazil if it is determined that ADSs constitute assets located in Brazil.

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

•
Gains realized on preferred shares through transactions with Brazilian residents or through transactions in Brazil off of the Brazilian stock exchanges are generally subject to tax at a rate of 15%, or 25% in the case of a non-Brazilian holder residing in a tax haven jurisdiction.

•
Gains realized on preferred shares through transactions on Brazilian stock exchanges (including the organized over-the-counter market) are generally subject to tax at a rate of 15%, as of January 2005, unless the investor is entitled to tax-free treatment for the transaction under Resolution No. 2,689 of the National Monetary Council Regulations, described immediately below. Non-Brazilian holders residing in a tax haven jurisdiction may be subject to tax at a rate of up to 25%.

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

Gains realized by a U.S. holder or other non-Brazilian holder upon the redemption of preferred shares will be treated as gains from the disposition of such preferred shares to a Brazilian resident occurring off of a stock exchange and will accordingly be subject to tax at a rate of 15%, unless the non-Brazilian holder is domiciled in a tax haven jurisdiction, in which case the applicable rate would be 25%.

As of January 1, 2005, the purchase price of preferred shares sold on the Brazilian stock exchange and on the Brazilian non-organized over-the-counter market is subject to withholding tax at a rate of 0.005%, except in the case of non-Brazilian holders that invest through Resolution No. 2,689. This tax may be offset against the 15% income tax due on the gains realized upon the sale of the shares.

Any exercise of preemptive rights relating to the preferred shares or ADSs will not be subject to Brazilian taxation. Gains on the sale or assignment of preemptive rights relating to the preferred shares will be treated differently for Brazilian tax purposes depending on (i) whether the sale or assignment is made by the depositary or the investor and (ii) whether the transaction takes place on a Brazilian stock exchange. Gains on sales or assignments made by the depositary on a Brazilian stock exchange are not taxed in Brazil, but gains on other sales or assignments may be subject to tax at rates up to 15%, or 25% in the case of residents of tax haven jurisdictions.

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

The withdrawal of preferred shares in exchange for ADSs is not subject to Brazilian tax. On receipt of the underlying preferred shares, a U.S. holder or non-Brazilian holder entitled to benefits under Resolution No. 2,689 will be entitled to register the U.S. dollar value of such shares with the Central Bank as described above, under “—D. Exchange Controls—Registered Capital.” If a U.S. holder or non-Brazilian holder does not qualify under Resolution No. 2,689, such person will be subject to the less favorable tax treatment described above in respect of exchanges of preferred shares. Brazil’s tax treaties do not grant relief from taxes on gains realized on sales or exchanges of preferred shares.

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

Tax on Financial Transactions (IOF Tax)

Brazilian law imposes a tax on foreign exchange transactions, or “IOF/Exchange Tax,” on the conversion of reais into foreign currency and on the conversion of foreign currency into reais.  As of October 20, 2009, any inflow of funds related to investments carried out on the Brazilian financial and capital markets by a non-Brazilian holder that has registered its investment in Brazil with the Central Bank under the rules of Resolution No. 2,689, dated January, 26, 2000 (a “2,689 Holder”) is subject to the IOF/Exchange Tax at a rate of 2.0%.  However, foreign exchange transactions related to outflows of funds in connection with investments carried out on the Brazilian financial and capital markets are subject to the IOF/Exchange Tax at a rate of zero, which also applies to payments of dividends and interest on shareholders’ equity to 2,689 Holders with respect to investments on the Brazilian financial and capital markets.  With the exception of these transactions, the rate applicable to most foreign exchange transactions is 0.38%.  Other rates may apply to particular transactions and the Brazilian government may increase the rate at any time by up to 25.0% on the foreign exchange transaction amount.  However, any increase in rates will only apply to future transactions.

Brazilian law imposes a tax on transactions involving bonds and securities, or “IOF/Bonds Tax,” due on transactions involving bonds and securities, including those carried out on a Brazilian stock exchange.  The rate of the IOF/Bonds Tax applicable to the transfer of shares with the sole purpose of enabling the issuance of ADSs is currently 1.5%.  This rate is applied on the product of (a) the number of shares which are transferred, multiplied by (b) the closing price for those shares on the date prior to the transfer or, if such closing price is not available on that date, the last available closing price for those shares.  The Brazilian government may increase the rate of the IOF/Bonds Tax at any time by up to 1.5% per day of the transaction amount, but only in respect of future transactions.

U.S. Federal Income Tax Considerations

The following are the material U.S. federal income tax consequences to U.S. Holders described herein of owning and disposing of preferred shares or ADSs, but this is not a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to hold such securities.  The discussion applies only to U.S. Holders that hold preferred shares or ADSs as capital assets for tax purposes and it does not describe all of the tax consequences that may be relevant to holders subject to special rules, such as:

•	certain financial institutions;

•	dealers or traders in securities who use a mark-to-market method of tax accounting;

•	persons holding preferred shares or ADSs as part of a hedge, “straddle,” integrated transaction or similar transaction;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	entities classified as partnerships for U.S. federal income tax purposes;

•	persons liable for the alternative minimum tax;

•	tax-exempt organizations;

•	persons that own or are deemed to own ten percent or more of our voting stock;

•	persons who acquired our ADSs or preferred shares pursuant to the exercise of any employee stock option or otherwise as compensation; or

•	persons holding preferred shares or ADSs in connection with a trade or business conducted outside of the United States.

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

You are a “U.S. Holder” if, for U.S. federal income tax purposes, you are a beneficial owner of preferred shares or ADSs and if you are:

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

The U.S. Treasury has expressed concerns that parties to whom American depository shares are released before shares are delivered to the depositary (“pre-release”) or intermediaries in the chain of ownership between holders and the issuer of the security underlying the American depository shares may be taking actions that are inconsistent with the claiming of foreign tax credits by holders of American depository shares.  Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders.  Accordingly, the creditability of Brazilian taxes, and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below, could be affected by actions taken by such parties or intermediaries.

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

Sale, Redemption or Other Disposition of Preferred Shares or ADSs

For U.S. federal income tax purposes, gain or loss you realize on the sale, redemption or other disposition of preferred shares or ADSs will generally be capital gain or loss, and will generally be long-term capital gain or loss if you held the preferred shares or ADSs for more than one year.  The amount of your gain or loss will equal the difference between your tax basis in the preferred shares or ADSs disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars.  If a Brazilian tax on gains is withheld on the sale or disposition of preferred shares or ADSs, a U.S. Holder’s amount realized will include the gross amount of the proceeds of such sale or disposition before deduction of the Brazilian tax. See “—Brazilian Tax Considerations—Taxation of Gains” for a description of when a disposition may be subject to taxation by Brazil.  Such gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes.  U.S. Holders should consult their tax advisors as to whether the Brazilian tax on gains may be creditable against the holder’s U.S. federal income tax on foreign-source income from other sources.  In lieu of claiming a foreign tax credit, U.S. Holders may make an election to deduct foreign taxes, including the Brazilian tax, in computing their taxable income, subject to generally applicable limitations under U.S. law.  An election to deduct foreign taxes instead of claiming foreign tax credits applies to all taxes paid or accrued in the taxable year to foreign countries and possessions of the United States.

Other Brazilian Taxes

You should note that any Brazilian IOF Tax (as discussed above under “—Brazilian Tax Considerations”) will not be treated as a creditable foreign tax for U.S. federal income tax purposes, although you may be entitled to deduct such taxes, subject to applicable limitations under U.S. law.  An election to deduct foreign taxes instead of claiming foreign tax credits applies to all taxes paid or accrued in the taxable year to foreign countries and possessions of the United States.  You should consult your tax advisers regarding the U.S. federal income tax consequences of these Brazilian taxes.

Passive Foreign Investment Company Rules

We believe that we were not a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for our 2009 taxable year.  However, because PFIC status depends on the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year.  If we were a PFIC for any taxable year during which a U.S. Holder held preferred shares or ADSs, gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of the preferred shares or ADSs would be allocated ratably over the U.S. Holder’s holding period for the preferred shares or ADSs.  The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income.  The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for such taxable year, and an interest charge would be imposed on the amount allocated to such taxable year.  Further, to the extent that any distribution received by a U.S. Holder on its preferred shares or ADSs exceeds 125% of the average of the annual distributions on preferred shares or ADSs received by a U.S. Holder during the preceding three years or such holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above.  Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the preferred shares or ADSs.  U.S. Holders should consult their tax advisers to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in those holders’ particular circumstances.

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

We have also obtained derivative instruments to help manage the risks to which we are exposed in accordance with our risk management policy.  All of our derivative instruments are intended to provide hedges against the risk of variation in foreign exchange and external and internal interest rates arising from financial debts, in line with our risk management policy.  As such, any changes in risk factors generate an opposite effect on the hedged item.  We do not hold derivative instruments for speculative purposes and all financial debt in foreign currency are hedged.

To further help us manage our risks, we conduct fair value analyses of our derivative financials instruments, as well as sensitivity analyses of our risk variables and our net risk exposure.  For a discussion of the results our valuation analysis, risk management strategy, and sensitivity analysis of our derivative financial instruments, please see Note 33 to our 2009 consolidated financial statements.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

The depositary, The Bank of New York Mellon, collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs or from intermediaries acting for them. The depositary also collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deductions from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Persons depositing or withdrawing shares must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)
• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS registered holders
Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) • Converting foreign currency to U.S. dollars
Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

During 2009, we received from the depositary $142,860.00 for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), any applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

The Bank of New York Mellon has agreed to reimburse us for expenses it incurs that are related to establishment and maintenance expenses of the ADS program. The depositary has agreed to reimburse us for its continuing annual stock exchange listing fees. The depositary has also agreed to pay the standard out-of-pocket maintenance costs for the ADRs, which consist of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls. It has also agreed to reimburse us annually for certain investor relationship programs or special investor relations promotional activities. In certain instances, the depositary has agreed to provide additional payments to us based on any applicable performance indicators relating to the ADR facility. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

As of December 31, 2009, we were not in default under any of our obligations and there were no dividend arrearages or delinquencies.

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

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, are responsible for establishing and maintaining our disclosure controls and procedures. These controls and procedures were designed to ensure that information relating to us required to be disclosed in the reports that we file under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We evaluated these disclosure controls and procedures under the supervision of our CEO and CFO as of December 31, 2009. Based on this evaluation, our CEO and CFO concluded that our disclosure controls and procedures were adequate and effective and designed to ensure that material information relating to us and our consolidated subsidiaries would be made known to them by others within those entities to allow timely decisions regarding required disclosure.

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

Management evaluated the internal control over financial reporting under the supervision of our Chief Executive Officer, or CEO and Chief Financial Officer (our Vice-President of Finance), or CFO as of December 31, 2009. Management evaluated the effectiveness of our internal control over financial reporting based on the criteria set out in the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework. Telesp management concluded that, as of December 31, 2009, our internal control over financial reporting was adequate and effective, based on those criteria.

Our independent registered public accounting firm, Ernst & Young, has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2009. The report on the audit of our internal control over financial reporting is included herewith.

Attestation Report of the Registered Public Accounting Firm

Ernst & Young, the independent registered public accounting firm that has audited our consolidated financial statements, has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2009. This attestation report appears on page F-3.

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

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Control and Audit Committee is comprised of a minimum of three and a maximum of five non-executive directors. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Committees—Control and Audit Committee.” Our Board of Directors has designated Luis Bastida Ibarguen, an independent member of our Board of Directors under Brazilian rules and a member of our Control and Audit Committee, as the company’s “audit committee financial expert,” as such term is defined by the SEC. We anticipate that there will be some similar functions between the Control and Audit Committee and our statutory Fiscal Board (Conselho Fiscal), the latter of which meets the requirements of the general exemption from the listing standards for audit committees set forth in Exchange Act Rule 10A-3(c)(3). See “Item 16D—Exemptions from the Listing Standards for Audit Committees.”

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

E&Y acted as our independent auditor for the fiscal years ended December 31, 2009 and December 31, 2008. The chart below sets forth the total amount billed to us by E&Y for services performed in the years 2009 and 2008, and breaks down these amounts by category of service:

	2009	2008
	(in thousands of reais)

Audit Fees	4,591	3,428
Audit-Related Fees	—	982
Tax Fees	17	16
All Other Services	—	—
Total	4,608	4,426

For the years ended December 31, 2009 and December 31, 2008, we paid our auditors, E&Y, for auditing services rendered in the total amount of R$4,608 thousand and R$4,426 thousand, respectively.

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Brazilian Corporate Law requires that we have a statutory Fiscal Board (Conselho Fiscal). Our statutory Fiscal Board meets the requirements of the general exemption set forth in Exchange Act Rule 10A-3(c)(3). See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Fiscal Board.” Our statutory Fiscal Board is primarily charged with certain advisory, oversight and review functions with respect to the company’s financial statements; however, the statutory Fiscal Board, as required by Brazilian Corporate Law, has only an advisory role and does not participate in the management of the company. Indeed, decisions of the statutory Fiscal Board are not binding on the company under Brazilian Corporate Law. Our Board of Directors, under Brazilian Corporate Law, is the only entity with the legal capacity to appoint and retain any independent registered public accounting firm, and decide the budget appropriation with respect to such auditors.

Since Brazilian Corporate Law does not specifically grant our statutory Fiscal Board the power to establish receipt, retention and complaint procedures regarding accounting, internal control and audit matters, or create policies for the confidential, anonymous treatment of employee concerns regarding accounting or auditing matters, we have established a Control and Audit Committee as a best corporate governance practice to address these various issues. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Committees—Control and Audit Committee.”

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

Control and Audit Committee/Additional Requirements

Brazilian Corporate Law and our bylaws each require that we have a statutory Fiscal Board (Conselho Fiscal). See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Fiscal Board.” Our statutory Fiscal Board meets the requirements of the general exemption from the listing standards for audit committees set forth in Exchange Act Rule 10A-3(c)(3). See “Item 16D. Exemptions from the Listing Standards for Audit

Committees.” Our statutory Fiscal Board is primarily charged with certain advisory, oversight and review functions with respect to the company’s financial statements. However, the statutory Fiscal Board, as required by Brazilian Corporate Law, has only an advisory role and does not participate in the management of the company. Indeed, decisions of the statutory Fiscal Board are not binding on the company under Brazilian Corporate Law. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Fiscal Board.”

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

Reference is made to pages F-1 through F-90.

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

Date: March 26, 2010

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2009, 2008 AND 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Telecomunicações de São Paulo S.A. – TELESP

We have audited the accompanying consolidated balance sheets of Telecomunicações de São Paulo S.A. – TELESP and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income, shareholders' equity, cash flows and value added for each of the three years in the period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Telecomunicações de São Paulo S.A. – TELESP and subsidiaries at December 31, 2009 and 2008, and the consolidated results of their operations, their cash flows and their value added for each of the three years in the period ended December 31, 2009 in conformity with accounting practices adopted in Brazil, which differ in certain significant respects from accounting principles generally accepted in the United States of America. Information related to the nature and effect of such differences is presented in Notes 34 and 35 to the consolidated financial statements.

As mentioned in Note 3, the accounting practices adopted in Brazil were subject to change effective January 1, 2008. The financial statements for the year ended December 31, 2007, presented in conjunction with the 2008 and 2009 financial statements, were prepared in accordance with the accounting practices effective in Brazil through December 31, 2007 and, as allowed by CPC (Accounting Practices Committee) Technical Pronouncement No. 13 – First Time Adoption of Law No. 11,638/07 and Provisional Executive Act No. 449/08,  do not include any adjustments for purposes of comparison with the years ended December 31, 2008 and 2009.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Telecomunicações de São Paulo S.A. – TELESP’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 10, 2010, except for internal control over financial reporting related to Notes 34 and 35 to the 2009 consolidated financial statements of Telecomunicações de São Paulo S.A. – TELESP and subsidiaries, as to which the date is March 24, 2010, expressed an unqualified opinion thereon.

São Paulo, February 10, 2010,
except for Notes 34 and 35, as to which the date is March 24, 2010.

ERNST & YOUNG
Auditores Independentes S.S.
CRC-2-SP-015199/O-6

/s/ Luiz Carlos Marques
Luiz Carlos Marques
Partner

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Telecomunicações de São Paulo S.A. – TELESP

We have audited Telecomunicações de São Paulo S.A. – TELESP’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Telecomunicações de São Paulo S.A. – TELESP’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s annual report on internal control over financial reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Telecomunicações de São Paulo S.A. – TELESP maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Telecomunicações de São Paulo S.A. – TELESP as of December 31, 2009 and 2008, and the related consolidated statements of income, shareholders’ equity, cash flows and value added for each of the three years in the period ended December 31, 2009 and our report dated February 10, 2010, except for Notes 34 and 35, as to which the date is March 24, 2010, expressed an unqualified opinion thereon.

São Paulo, February 10, 2010, except
for internal control over financial reporting related to Notes 34 and 35 to the 2009 consolidated financial statements, as to which the date is March 24, 2010.

ERNST & YOUNG
Auditores Independentes S.S.
CRC-2-SP-015199/O-6

/s/ Luiz Carlos Marques
Luiz Carlos Marques
Partner

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2009 AND 2008

(In thousands of Reais)

		December 31,
	Note	2009	2008
Assets
Current assets		7,048,276	6,491,595

Cash and cash equivalents	5 and 33	2,277,016	1,741,006
Trade accounts receivable, net	6	2,931,292	3,152,831
Deferred and recoverable taxes	7	1,335,565	1,064,281
Inventories	8	148,436	164,410
Derivatives	33	575	95,747
Other	9	355,392	273,320

Noncurrent assets		13,413,155	13,500,414

Trade accounts receivable, net	6	123,731	61,563
Deferred and recoverable taxes	7	701,086	813,477
Escrow deposits	10	939,790	711,300
Other	9	179,235	156,312

Investments	11	340,299	301,830

Property, plant and equipment, net	12	9,672,137	9,868,933

Intangible assets, net	13	1,456,877	1,586,999

Total assets		20,461,431	19,992,009

The accompanying notes are an integral part of these Consolidated Financial Statements.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2009 AND 2008

(In thousands of Reais)

		December 31,
	Note	2009	2008
Liabilities and shareholders’ equity
Current liabilities		7,654,516	5,846,874

Loans and financing	14	256,753	502,503
Debentures	15	1,510,806	16,339
Trade accounts payable		2,362,422	2,314,698
Taxes payable	16	1,022,434	926,437
Dividends and interest payable to shareholders	17	1,747,189	1,153,670
Payroll and related accruals	18	142,185	174,672
Provisions, net	19	183,308	128,488
Derivatives obligations	33	8,389	15,200
Other	20	421,030	614,867

Noncurrent liabilities		2,749,500	4,099,443

Loans and financing	14	1,752,402	1,717,352
Debentures	15	-	1,500,000
Taxes payable	16	54,556	47,401
Provisions, net	19	524,162	570,778
Reserve for post-retirement benefit plans	31	191,927	148,770
Derivatives obligations	33	23,282	22,148
Other	20	203,171	92,994

Shareholders’ equity	21	10,057,415	10,045,692
Capital		6,575,480	6,575,480
Special goodwill reserve		63,074	63,074
Capital reserves		2,670,488	2,670,488
Legal reserve		659,556	659,556
Unrealized gains on available for sale Securities		90,918	76,232
Cumulative translation adjustments		(2,101)	862

Total liabilities and shareholders’ equity		20,461,431	19,992,009

The accompanying notes are an integral part of these Consolidated Financial Statements.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(In thousands of Reais - except earnings per share data)

		Years ended December 31,
	Note	2009	2008	2007
Gross operating revenue	22	23,155,762	23,020,780	21,183,809

Deductions from gross revenue	22	(7,359,987)	(7,041,795)	(6,456,247)

Net operating revenue	22	15,795,775	15,978,985	14,727,562

Cost of goods and services	23	(8,955,508)	(8,726,408)	(8,029,203)

Gross profit		6,840,267	7,252,577	6,698,359

Operating expenses		(3,483,343)	(3,523,027)	(3,050,981)
Selling	24	(2,568,351)	(2,600,556)	(2,462,457)
General and administrative	25	(867,598)	(755,522)	(838,613)
Equity in earnings (loss) of affiliates	11	18,788	8,262	(2,145)
Permanent asset disposal, net	26	(14,374)	(50,555)	81,653
Other operating income (expenses), net	27	(51,808)	(124,656)	170,581

Operating income before financial expenses, net		3,356,924	3,729,550	3,647,378

Financial income	28	455,887	932,554	503,453
Financial expense	28	(650,530)	(1,160,440)	(810,385)

Income before income tax and social contribution		3,162,281	3,501,664	3,340,446

Income tax and social contribution	29	(989,308)	(1,081,693)	(977,486)

Net income for the year		2,172,973	2,419,971	2,362,960

Number of shares outstanding at the balance sheet date – in thousands		505,841	505,841	505,841

Earnings per share – R$		4.2958	4.7840	4.6718

The accompanying notes are an integral part of these Consolidated Financial Statements.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(In thousands of Reais)

			Capital reserves				Income reserves
	Capital	Special goodwill reserve	Share premium	Treasury shares	Donations and subsidies for investments	Tax incentives	Legal reserve	Unrealized gains on available-for-sale securities	Cumulative translation adjustments	Retained earnings	Total shareholders’ equity

Balances on December 31, 2006	6,575,198	-	2,678,195	(17,719)	9,065	188	659,556	-	-	705,631	10,610,114
Donations and subsidies for investments	-	-	-	-	759	-	-	-	-	-	759
Unclaimed dividends and interest on shareholders’ equity, net of taxes	-	-	-	-	-	-	-	-	-	209,769	209,769
Net income for the year	-	-	-	-	-	-	-	-	-	2,363,169	2,363,169
Appropriations:
Dividends	-	-	-	-	-	-	-	-	-	(2,636,569)	(2,636,569)
Interest on shareholders’ equity	-	-	-	-	-	-	-	-	-	(545,700)	(545,700)
Withholding tax on interest on shareholders’ equity	-	-	-	-	-	-	-	-	-	(96,300)	(96,300)

Balances on December 31, 2007	6,575,198	-	2,678,195	(17,719)	9,824	188	659,556	-	-	-	9.905.242
Merger of DABR – 11/30/2008	282	63,074	-	-	-	-	-	-	-	41	63,397
Unclaimed dividends and interest on shareholders’ equity, net of taxes	-	-	-	-	-	-	-	-	-	163,392	163,392
Adoption of Law No. 11,638, net of taxes	-	-	-	-	-	-	-	-	-	2,705	2,705
Unrealized gains on available-for-sale securities, net of taxes	-	-	-	-	-	-	-	76,232	-	-	76,232
Cumulative translation adjustments	-	-	-	-	-	-	-	-	862	-	862
Net income for the year	-	-	-	-	-	-	-	-	-	2,419,971	2,419,971
Appropriations:	-	-	-	-	-	-	-	-	-
Dividends	-	-	-	-	-	-	-	-	-	(1,970,109)	(1,970,109)
Interest on shareholders’ equity	-	-	-	-	-	-	-	-	-	(523,600)	(523,600)
Withholding tax on interest on shareholders’ equity	-	-	-	-	-	-	-	-	-	(92,400)	(92,400)

Balances on December 31, 2008	6,575,480	63,074	2,678,195	(17,719)	9,824	188	659,556	76,232	862	-	10,045,692
Unclaimed dividends and interest on shareholders’ equity, net of taxes	-	-	-	-	-	-	-	-	-	153,673	153,673
Unrealized gains on available-for-sale securities, net of taxes	-	-	-	-	-	-	-	14,686	-	-	14,686
Cumulative translation adjustments	-	-	-	-	-	-	-	-	(2,963)	-	(2,963)
Net income for the year	-	-	-	-	-	-	-	-	-	2,172,973	2,172,973
Appropriations:	-	-	-	-	-	-	-	-	-
Dividends	-	-	-	-	-	-	-	-	-	(1,721,646)	(1,721,646)
Interest on shareholders’ equity	-	-	-	-	-	-	-	-	-	(514,250)	(514,250)
Witholding tax on interest on shareholders’ equity	-	-	-	-	-	-	-	-	-	(90,750)	(90,750)

Balances on December 31, 2009	6,575,480	63,074	2,678,195	(17,719)	9,824	188	659,556	90,918	(2,101)	-	10,057,415

The accompanying notes are an integral part of these Consolidated Financial Statements.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

 (In thousands of Reais)

	Consolidated
	2009	2008	2007
Cash flows from operations
Net income for the year	2,172,973	2,419,971	2,362,960

Expenses (revenues) not affecting cash	3,063,496	3,630,372	3,210,254
Depreciation and amortization	2,505,475	2,657,903	2,634,384
Monetary and exchange variations	(49,847)	209,574	(85,432)
Equity in earnings (loss) in affiliates	(18,788)	(8,262)	2,145
(Gain ) Loss on permanent asset disposals	14,374	50,555	(83,956)
Amortization of goodwill	-	117,724	64,738
Provision for doubtful accounts	564,580	538,625	652,692
Pension and other post-retirement benefits plans, net of funding	43,157	53,344	20,403
Other	4,545	10,909	5,280

Decrease in operating assets	(712,917)	(1,117,253)	(614,033)
Trade accounts receivable, net	(385,055)	(830,435)	(206,524)
Other current assets	(195,692)	(60,544)	(268,263)
Other noncurrent assets	(132,170)	(226,274)	(139,246)

Increase (decrease) in operating liabilities	(110,149)	196,790	(181,396)
Payroll and related accruals	(9,584)	(104,228)	62,608
Accounts payable and accrued expenses	80,213	263,970	247,862
Taxes other than income taxes	(64,994)	30,907	(38,206)
Other current liabilities	88,717	126,453	(442,202)
Accrued interest	(47,432)	(9,490)	20,386
Income and social contribution taxes	107,536	(56,061)	(17,301)
Reserve for contingencies	8,204	57,989	(36,102)
Other noncurrent liabilities	(272,809)	(112,750)	21,559

Cash provided by operating activities	4,413,403	5,129,880	4,777,785

Cash flows generated from (used in) investing activities
Acquisition of subsidiary, net of cash acquired	-	-	(426,353)
Acquisition of fixed and intangible assets, net of donations	(2,324,141)	(2,102,438)	(2,038,979)
Cash from sales of fixed assets and investment	28,240	27,364	147,693
Cash received on merger	-	435	-

Cash used in investing activities	(2,295,901)	(2,074,639)	(2,317,639)

Cash flows generated from (used in) financing activities
Loans repaid	(396,854)	(1,041,391)	(1,634,845)
New loans obtained	272,600	1,274,364	2,635,813
Cash received on derivatives contracts	63,397	67,272	75,951
Cash paid on derivatives contracts	(31,930)	(329,941)	(188,100)
Dividends and interest on shareholders’ equity paid	(1,488,705)	(2,217,814)	(2,628,726)

Cash used in financing activities	(1,581,492)	(2,247,510)	(1,739,907)

Increase cash and cash equivalents	536,010	807,731	720,239

Cash and cash equivalents at beginning of year	1,741,006	933,275	213,036
Cash and cash equivalents at end of year	2,277,016	1,741,006	933,275

Changes in cash during the year	536,010	807,731	720,239

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

 (In thousands of Reais)

Supplemental cash flow information

	2009	2008	2007
Income tax and social contribution paid	759,349	976,932	1,075,643
Interest paid	165,939	264,041	181,115
Details of acquisition of Navytree
Current assets, excluding cash acquired	-	-	31,906
Permanent assets	-	-	201,858
Current liabilities	-	-	(180,023)
Noncurrent liabilities	-	-	(2,739)

Net assets on date of acquisition, net of cash acquired	-	-	51,002
Investment in Navytree	-	-	(53,544)

Cash acquired	-	-	2,542

Net assets on date of acquisition, net of cash acquired	-	-	51,002
Goodwill recorded at acquisition date	-	-	860,203
Cash paid in advance in 2006	-	-	(200,000)
Liabilities assumed	-	-	(293,790)

Net cash paid for acquisition of Navytree	-	-	417,415

Noncash transactions:
Donations and subsidies for investments	644	315	968
Accounts payable for property, plant and equipment	103,011	240,072	46,434

The accompanying notes are an integral part of these Consolidated Financial Statements.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

CONSOLIDATED STATEMENTS OF ADDED VALUE

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

 (In thousands of Reais)
	December 31,
	2009	2008	2007

Revenues	21,824,775	22,016,525	20,539,986
Sale of goods, products and services	21,574,184	21,957,551	20,303,064
Other income	815,171	597,599	889,614
Allowance for doubtful accounts	(564,580)	(538,625)	(652,692)

Input products acquired from third parties	(8,587,909)	(8,204,473)	(6,838,670)
Cost of goods and services	(6,087,980)	(5,550,391)	(4,910,840)
Materials, energy, services of third parties and other	(2,210,378)	(2,462,078)	(1,727,707)
Loss/Recovery of assets	(42,628)	(77,925)	(66,040)
Others	(246,923)	(114,079)	(134,083)

Gross added value	13,236,866	13,812,052	13,701,316

Retentions	(2,505,475)	(2,775,627)	(2,699,122)
Depreciation and amortization, including goodwill	(2,505,475)	(2,775,627)	(2,699,122)

Net added value produced	10,731,391	11,036,425	11,002,194

Added value received upon transfer	474,675	940,816	501,308
(Gain) loss from equity holding in subsidiaries	18,788	8,262	(2,145)
Financial income	455,887	932,554	503,453

Total added value to be distributed	11,206,066	11,977,241	11,503,502

Distribution of added value	(11,206,066)	(11,977,241)	(11,503,502)

Payroll and related charges	(592,778)	(629,360)	(767,999)
Salary	(427,386)	(456,348)	(451,923)
Benefits	(104,440)	(95,194)	(110,578)
Payroll tax (FGTS)	(38,889)	(40,896)	(39,940)
Others	(22,063)	(36,922)	(165,558)
Taxes, fees and contributions	(6,957,030)	(7,128,655)	(7,185,213)
Federal tax	(2,333,539)	(2,454,034)	(2,373,556)
State tax	(4,518,987)	(4,576,328)	(4,724,120)
Municipal tax	(104,504)	(98,293)	(87,537)
Interest on third parties capital	(1,207,252)	(1,636,959)	(1,104,058)
Interest	(426,901)	(418,664)	(335,382)
Rent and leasing operations	(559,713)	(481,238)	(384,568)
Others	(220,638)	(737,057)	(384,108)
Dividends and interest on shareholders’ equity	(2,172,973)	(2,419,971)	(2,362,960)
Interest on shareholders’ equity	(605,000)	(616,000)	(642,000)
Dividends	(1,567,973)	(1,803,971)	(1,720,960)
Other	(276,033)	(162,296)	(83,272)
Reserve for contingencies	(276,033)	(162,296)	(83,272)

The accompanying notes are an integral part of these Consolidated Financial Statements.

telecomunicações de são paulo s.a. – telesp
notes to the consolidated financial statements
For the years ended December 31, 2009, 2008 and 2007
(Amounts expressed in thousands of Reais, unless otherwise indicated)

1.	Operations and Background

a)	Controlling shareholders

Telecomunicações de São Paulo S.A. – Telesp (hereinafter “Telesp” or “Company”), is headquarted at Rua Martiniano de Carvalho, 851, in the capital of the State of São Paulo. Telesp belongs to the Telefónica Group, telecommunications industry leader in Spain and present in several European and Latin American countries. The Company is controlled by Telefónica S.A., which as of December 31, 2009, holds total indirect interest of 87.95% of which 85.57% are common shares and 89.13% are preferred shares.

b)	Operations

The Company´s basic business purpose is the rendering of fixed wire telephone services in the state of São Paulo under Fixed Switch Telephone Service Concession Agreement -  STFC granted by the National Communications Agency (ANATEL), which is in charge of regulating the telecommunications sector in Brazil (Note 1.c). The Company has also authorizations from ANATEL, directly or through its subsidiaries, to provide other telecommunications services, such as data communication to the business market and broadband internet services under the Speedy and Ajato brand and since the second half of 2007, pay TV services (i) by satellite all over the country (Telefonica TV Digital) and (ii) using MMDS (Multichannel Multipoint Distribution Service) technology in the cities of São Paulo, Rio de Janeiro, Curitiba and Porto Alegre from February 16, 2009. The authorizations for use of 2.5GHz frequency associated with the MMDS-based pay TV service have been extended through year 2024 and await a position from ANATEL regarding the renewal and it is still pending a definition payment condition.

According to an ANATEL decision published in the Official Gazette on June 22, 2009, the sale of Speedy Services for broadband internet access was suspended since that date. In compliance with such decision, on June 26, 2009, the Company presented a Speedy network stabilization plan to ANATEL. On July 17, 2009, the Company informed ANATEL about conclusion of the Stability Plan implementation. On August 27, 2009, ANATEL released the sale of Speedy.

The Company is registered with the Brazilian Securities Commission (CVM) as a publicly held company - category A and its shares are traded on the São Paulo Stock Exchange (BOVESPA). The Company is also registered with the U.S. Securities and Exchange Commission (SEC) and its American Depository Shares (ADSs) - level II are traded on the New York Stock Exchange (NYSE).

c)	The STFC Concession Agreement

The Company is a concessionaire of the fixed-switch telephone service (STFC) to render local and domestic long-distance calls originated in Region 3, which comprises the State of São Paulo, in Sectors 31, 32 and 34, established in the General Concession Plan (PGO).

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

The Concession Agreement establishes that all assets owned by the Company and which are indispensable to the provision of the services described on such agreement are considered reversible assets and are deemed to be part of the concession assets. These assets will be automatically returned to ANATEL upon expiration of the concession agreement, according to the regulation in force at that moment. On December 31, 2009, the net book value of reversible assets is estimated at R$6,954,479 (R$6,929,532 in 2008), comprised of switching and transmission equipment and public use terminals, external network equipment, energy equipment and system and operation support equipment.

telecomunicações de são paulo s.a. – telesp
notes to the consolidated financial statements
For the years ended December 31, 2009, 2008 and 2007
(Amounts expressed in thousands of Reais, unless otherwise indicated)

Every two years, during the concession agreement’s new 20-year period, public regime companies will have to pay a renewal fee which will correspond to 2% of its prior-year SFTC revenue, net of taxes and social contributions. The second payment of this biannual fee happened on April 30, 2009 by value of R$203,333, based on the 2008 STFC net revenues.

d)	The telecommunications services subsidiaries and associated companies

A. Telecom S.A.

A. Telecom S.A. is a closely held, wholly-owned subsidiary of the Company. It is engaged primarily in providing telecommunication and data services and customer internal telephony network maintenance. The principal services are as follows:

(i)
Digital Condominium: integrated solution equipment and services for voice transmission, data and images on commercial buildings until December 31, 2009. From that date on, these services started being provided by Telesp, as per the restructuring mentioned in Note 2 a.;

(ii)	Installation, maintenance, exchange and extension of new points of internal telephony wire in companies and houses;

(iii)	iTelefônica, provider of free internet access;

(iv)	Speedy Wi-Fi, broadband service for wireless internet access;

(v)	Speedy Corp, broadband provider developed specially to the corporate market;

(vi)	Integrated IT solution named “Posto Informático” allowing access to Internet, connection of private networks and rent of IT equipment;

(vii)
Satellite TV services (Direct to Home – DTH) throughout the country. The DTH is a special type of subscription TV service, which uses satellites for direct distribution of TV and audio signals to subscribers.

Telefônica Sistema de Televisão S.A. (formerly Lightree Sistema de Televisão S.A.):

The corporate purpose of Telefônica Sistema de Televisão S.A. (“TST”) is to provide pay-TV services in the form of MMDS, as well as telecommunication and internet-based services.

Telefônica Data S.A. (formerly Telefonica Empresas S.A.):

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
For the years ended December 31, 2009, 2008 and 2007
(Amounts expressed in thousands of Reais, unless otherwise indicated)

Aliança Atlântica Holding B.V.:

A company formed under the laws of the Netherlands in Amsterdam, whose main asset is the participation of 0.61% in Portugal Telecom. As of December 31, 2009, the Company holds a 50% interest in Aliança Atlântica and Telefónica S.A. holds the remaining 50%.

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

2.	Corporate Events 2009 and 2008

a.	Corporate restructuring involving A. Telecom S.A.:

By resolution of the General Shareholders’ Meeting held on December 30, 2009, A. Telecom was split off, and its split-off portion was later merged into the Company. This transaction comprised the transfer of fixed assets and rights related to part of A. Telecom customer portfolio. The net assets merged into Telesp amounted to R$99,293.

b.	Merger of TS Tecnologia da Informação Ltda.:

On May 22, 2009, the subsidiary TS Tecnologia da Informação Ltda. merged into its controlling company Telefônica Data S.A., for its book value, according to a valuation report. Such company ceased to exist, after the mentioned operation.

c.	Merger of Telefônica Data Brasil Participações Ltda. and Telefônica Televisão Participações S.A.:

On October 21, 2008, the Company’s Board of Directors approved the proposed corporate reorganization involving the Company, Telefônica Data do Brasil Participações Ltda. (“DABR”) and Telefônica Televisão Participações S.A. (“TTP”), as approved at the General Shareholders’ Meeting held by Telesp on November 11, 2008.

The transaction included the following steps:

1st Step: DABR was merged into Telesp and, as a result, the company and its shares ceased to exist. Telesp shares then owned by DABR were directly assigned to controlling shareholder SP Telecomunicações Participações Ltda. upon merger, with the rights applicable to outstanding shares issued by TELESP remaining unchanged. DABR’s net equity included goodwill from Telesp shares, in the amount of R$185,511, which was recorded at the acquisition date based on future profits. In accordance with Law No. 9532/1997, amortization of goodwill will provide Telesp with a tax benefit  of R$63,074, and will be reversed in benefit of the Company’s controlling shareholder - SP Telecomunicações Participações Ltda. – through capital increase upon issuance of the Company’s shares, pursuant to CVM Instruction No. 319/1999. It was guaranteed to other shareholders, the preemptive rights in the subscription of capital increases that may occur.

telecomunicações de são paulo s.a. – telesp
notes to the consolidated financial statements
For the years ended December 31, 2009, 2008 and 2007
(Amounts expressed in thousands of Reais, unless otherwise indicated)

2nd Step: TTP was merged into Telesp, and, as a result, the company and its shares ceased to exist. Goodwill generated by the acquisition of this company in 2007 was recorded based on expected future profits, in the amount of R$848,307, and will provide Telesp with a tax benefit of R$288,424.

For merger purposes, the net equities of TTP and DABR were measured at book value on September 30, 2008 and October 17, 2008, respectively, by an independent appraiser whose appointment was ratified at the General Shareholders’ Meeting held by Telesp on November 11, 2008. The merged companies had no unrecorded contingent liabilities that would have been assumed by Telesp as a result of this transaction. The transaction is not subject to approval by Brazilian or foreign regulatory entities or anti-trust agencies. No withdrawal rights were exercised since the subsidiaries had no non-controlling interests.

d.	Capital increase in Telefônica Televisão Participações S.A. (“TTP”)

On February 29, 2008, the Company increased capital of Telefônica Televisão with shares held in A.Telecom. With this operation, A.Telecom became a wholly-owned subsidiary of TTP.

On July 25, 2008, the Company increased capital of Telefônica Televisão with shares held in Telefônica Data S.A. (“T.Data”). With this operation, T.Data became a wholly-owned subsidiary of TTP.

3.	Base of Presentation of the Financial Statements

The accompanying individual and consolidated financial statements as of December 31, 2009 and 2008 were prepared in accordance with accounting practices adopted in Brazil, wich comprise the provision of  corporate legislation set forth in Law No. 6,404/76, as amended by Law No. 11,638/07 and by Law No. 11,941/09 and the standards established by the Brazilian Securities Commission (CVM).

As permitted by the CVM Resolution No. 565 of December 17, 2008, which approved Technical Pronouncement CPC No. 13, as from the fiscal year ended December 31, 2008, the Company and its subsidiaries started to adopt Law No. 11,638/07 and Provisional Executive Order No. 449/08 (turned into Law No. 11,941/09 of May 27, 2009). The Company and its subsidiaries adopted January 1, 2008 as their transition date.

In the course of year 2009, the Brazilian Accouting Pronouncements Committee (CPC) issued and the CVM approved several accounting pronouncements in line with the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), effective for fiscal years beginning on or after January 1, 2010 and retroactively applied to fiscal year 2009 for comparability purposes.

The approval of the financial statements conclusion occurred in an Executive Committee Meeting on February 8, 2010.

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

Transactions, which involve estimates mentioned above, may result in different amounts when realized in subsequent periods due to inaccurate results regarding the estimate process. The Company revises its estimations and assumptions periodically.

telecomunicações de são paulo s.a. – telesp
notes to the consolidated financial statements
For the years ended December 31, 2009, 2008 and 2007
(Amounts expressed in thousands of Reais, unless otherwise indicated)

The consolidated financial statements include the balances and transactions of the following directly and indirectly wholly-owned subsidiaries and jointly controlled affiliates, which are proportionally consolidated, according to the corporate participation described below:

Subsidiaries	2009	2008

A.Telecom S.A.	100%	100%
Telefonica Data S.A.	100%	100%
Telefônica Sistemas de Televisão S.A.	100%	100%
Aliança Atlântica Holding B.V.	50%	50%
Companhia AIX de Participações	50%	50%
Companhia ACT de Participações	50%	50%

In consolidation, all assets, liabilities, revenues and expenses resulting from intercompany transactions and equity holdings between the company and its subsidiaries have been eliminated.

For the financial statements as of December 31, 2008, certain items were reclassified to allow their comparability with the current period; these reclassifications were considered to be immaterial in relation to the financial statements taken as a whole.

4.	Summary of Principal Accounting Practices

a)
Cash and cash equivalents: include cash, positive current account balances, and investments redeemable 90 days from the deposit dates basically comprising CDB (Bank Deposit Certificate), indexed to CDI (Interbank Deposit Certificate) rate variation, with quick liquidity and unlikely change in market value.

b)
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

c)
Inventories: are stated at average acquisition cost, net of allowance for reduction to realizable value. This corresponds to items for use, maintenance or resale, and the latter basically includes equipment for finance lease operations.

d)
Investments: equity interests in associated companies are accounted for under the equity method. On the consolidated financial statements, all the investments in wholly-owned and jointly controlled companies are consolidated. The subsidiaries are consolidated as of December 31, of each period.

The exchange gains/losses on the shareholders’ equity of jointly-owned subsidiary Aliança Atlântica Holding B.V. are recognized in the parent company’s shareholders’ equity under the caption Cumulative Translation Adjustment.

e)
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
For the years ended December 31, 2009, 2008 and 2007
(Amounts expressed in thousands of Reais, unless otherwise indicated)

Depreciation is calculated under the straight-line method based on the estimated useful lives of the assets and as determined by the Public Telecommunications Service regulations. The main rates are shown in Note 12.

f)	Intangible assets: these are stated at acquisition and/or construction cost, less accumulated depreciation and any impairment losses, if applicable.

Intangible assets with finite lives are amortized on the straight-line basis over their estimated useful lives. Intangible assets with indefinite useful lives are not amortized but tested for impairment annually or when there is an indication that their carrying amount may not be recovered.

Goodwill arising from the acquisition of investments and recorded based on future profits is treated as an intangible asset with indefinite useful life.

g)
Leases: agreements providing for use of specific assets are subject to analysis so as to identify the accounting treatment applicable to lease arrangements under Technical Pronouncement CPC no. 06. Agreements in which the lessor substantially transfers the underlying risks and benefits to the lessee are classified as finance lease.

The Company has agreements classified as finance lease for both a lessor and lessee. As a lessor, subsidiary A.Telecom has equipment lease agreements, for which it recognizes revenue on the installation date at the present value of the agreement installments, matched against Accounts Receivable. As a lessee in agreements classified as lease financing, the Company records a fixed asset item, classified as per its nature, at the beginning of the lease term, at the present value of the agreement minimum mandatory installments matched against Other Liabilities. The difference between the nominal value of the installments and the accounts receivable/payable recorded is recognized as financial income/expense under the effective interest rate method based on the contract term.

Agreements in which lessor retains a substantial part of risks and benefits are deemed as operating lease, and their effects are recognized in P&L for the year throughout the contractual term.

h)
Asset recoverability test: Management conducts, at least annually, reviews of the net book value of its assets in order to evaluate events or changes in economic, operating or technological circumstances that may indicate asset impairment or loss in its carrying amount. In cases where the net book value exceeds the realizable value, an impairment provision is recognized to adjust the asset’s net book value to its realizable value.

i)
Financial Instruments: to classify and value its financial assets and liabilities, the Company uses the following categories based on Technical Pronouncement CPC no. 14, Technical Guidance OCPC 03 Financial Instruments, and CVM Instruction No. 475:

Financial assets	Valuation method
Financial assets measured at fair value through profit or loss (FVTPL)	Fair value
Investments held to maturity (HTM)	Amortized cost
Loans and receivables	Amortized cost
Available for sale (AFS)	Fair value

Financial liabilities
Financial liabilities measured at FVTPL	Fair value
Financial liabilities not measured at fair value	Amortized cost

Financial assets and liabilities existing at the balance sheet as of December 31, 2009 are stated by categories in Note 33.

telecomunicações de são paulo s.a. – telesp
notes to the consolidated financial statements
For the years ended December 31, 2009, 2008 and 2007
(Amounts expressed in thousands of Reais, unless otherwise indicated)

Financial assets and liabilities should be initially measured at fair value. The fair value of financial assets and liabilities is determined based on (i) the price quoted in an active market or, if an active market does not exist, (ii) valuation techniques that allow estimating fair value on the transaction date, considering arm’s length transactions between knowledgeable and willing parties.

Financial assets and liabilities are subsequently measured at fair value or amortized cost. Amortized cost corresponds to (i) the initial carrying amount of financial assets or liabilities, (ii) less amortizations of principal and (iii) more or less interest accrued under the effective interest method.

The effects of subsequent measurement of financial assets and liabilities are directly posted to P&L for the year, except for financial assets available for sale, which are measured at market value by reference to the last stock exchange quote in the year. The related change in the fair value of financial assets available for sale is allocated to shareholders’ equity under the caption “Unrealized gains on available-for-sale securities” (Note 11).

Derivatives are classified as financial assets or liabilities at fair value through profit and loss, except where they meet the criteria for hedge instruments.

Derivatives aimed at protecting specific market risks (foreign currency and interest rate risks) and considered to be effective are classified as fair value hedges. In this category, both the derivative and the hedged item are adjusted to fair value at each balance sheet date. Changes in the fair value of derivatives and covered items are recognized in P&L for the year as financial income or financial expense.

j)
Reserves for contingencies, net: it is made based on management’s judgment and it is composed by several administrative and legal proceedings. It is recognized for those cases in which an unfavorable outcome is considered probable at the balance sheet date. This reserve is presented net of the corresponding escrow deposits and classified as labor, civil or tax contingency (Note 19).

k)
Post-employment benefit plans: the Company sponsors individual plans and multi-sponsored retirement and health care plans for its employees. Actuarial liabilities relating to defined-benefit plans were calculated using the projected unit credit method, as provided for by CVM Deliberation No. 371/2000, and the Company opted for immediately recognizing the actuarial gains and losses determined in the year. Other considerations related to such plans are described in Note 31.

l)
Other assets and liabilities: an asset is recognized in the balance sheet when it is likely that their future economic benefits will be generated on behalf of the Company and its subsidiaries, and their cost or value can be reliably measured.

A Liability is recognized in the balance sheet when the Company and its subsidiaries have a legal or constructive obligation arising from past events, the settlement of which is expected to result in an outflow of economic benefits. Provisions are recorded reflecting the best estimates of the risk involved.

m)
Revenue recognition: revenues related to Telecommunications services rendered are recorded on the accrual basis. Revenue unbilled from the date of the last billing until the date of the balance sheet is recognized in the month the service is rendered.

Revenue from the sales of cards for public phones is deferred and recognized in income as the cards are utilized based on consumption estimates.

Income from equipment under lease agreements classified as finance leases is recognized upon equipment installation, when the risk is actually transferred. Income is recognized for the present value of lease payments.

Revenues from sales and services are subject to and recognized net of the following taxes and contribution taxes: State VAT – ICMS, Service Tax – ISS, at the rates effective in each location of business, the Social Contribution Taxes on Gross Revenue for Social Integration Program – PIS and Social Security Financing – COFINS.

telecomunicações de são paulo s.a. – telesp
notes to the consolidated financial statements
For the years ended December 31, 2009, 2008 and 2007
(Amounts expressed in thousands of Reais, unless otherwise indicated)

n)
Foreign-currency-denominated balances and transactions: the Company’s functional currency is the Brazilian real (R$). Foreign currency transactions are recorded at the prevailing exchange rate at the date of the transaction. Foreign currency denominated assets and liabilities are remeasured using the exchange rate at the balance sheet date. Exchange differences resulting from foreign currency transactions were recognized in financial income and financial expenses.

o)
Adjustment to present value: certain noncurrent assets and liabilities must be initially recorded at their  present value, pursuant to Technical Pronouncement CPC No. 12 - Adjustment to Present Value. The Company applied this method for the ICMS credit generated from the purchase of fixed assets, to be realized within a 48-month term.

p)
Income tax and social contribution: corporate income tax and social contribution are accounted for on the accrual basis and are presented net of prepaid taxes, paid during the year. Deferred taxes assets and liabilities attributable to temporary differences and tax loss carry-forwards are recognized as deferred tax assets and liabilities, if applicable, on the assumption of future realization within the parameters established by CVM Deliberation No. 273/1998 and CVM Instruction No. 371/2002.

q)
Financial income (expense), net: represent interest, monetary and exchange variations arising from financial investments, debentures, loans and financing, as well as the results of derivative operations (hedge).

r)
Concession agreement’s renewal fee: it is a fee which will be paid each odd year during the term of the concession agreement is in force, equivalent to 2% of its prior-year SFTC net revenue, according to the contract. The corresponding expense is recognized proportionately over each biennium concerned (Note 20).

s)
Accounting estimates: used to measure and recognize certain assets and liabilities in the Company’s and its subsidiaries’ financial statements. These estimates were determined based on past and current events’ experience, assumptions in respect of future events, and other objective and subjective factors. Significant items subject to such estimates include, among others, selection of fixed and intangible assets’ useful lives; allowance for doubtful accounts; provision for losses on inventory; revision of fixed and intangible assets for impairment; deferred income and social contribution taxes; rates and terms used in determining the present value of certain assets and liabilities; provision for contingencies and actuarial liabilities; fair value measurement of financial instruments; and estimations for disclosure of the financial instruments sensitivity analysis table pursuant to CVM Instruction No. 475/08. Settlement of transactions involving these estimates may result in amounts significantly different from those recorded in the financial statements due to the uncertainties related to the estimation process. The Company and its subsidiaries review their estimates and assumptions at least quarterly.

t)
Statements of cash flows and of added value: the statements of cash flows are prepared and presented in accordance with CVM Deliberation No. 547, of August 13, 2008, which approved Technical  Pronouncement CPC No. 03 – Statements of Cash Flows, issued by the CPC.

The statements of cash flows were prepared using the indirect method and reflect changes in cash over the stated years. The terms used in the statements of cash flows are as follows:

•	Operating activities: refer to the main transactions performed by the Company and its subsidiaries and activities other than investment and financing;
•	Investing activities: refer to additions and dispositions of noncurrent assets and other investments not included in cash and cash equivalents;
•	Financing activities: refer to activities resulting in changes in equity and loans.

The statements of added value are prepared and presented in accordance with CVM Deliberation No. 557, of November 12, 2008, which approved Technical Pronouncement CPC No. 09 – Statement of Added Value, issued by CPC.

telecomunicações de são paulo s.a. – telesp
notes to the consolidated financial statements
For the years ended December 31, 2009, 2008 and 2007
(Amounts expressed in thousands of Reais, unless otherwise indicated)

u)	Earnings per share: it is calculated based on net income for the year and the total number of shares outstanding at the balance sheet date.

5.	Cash and Cash Equivalents

	Consolidated
	2009	2008

Bank accounts	10,120	31,993
Short-term investments	2,266,896	1,709,013

Total	2,277,016	1,741,006

Short-term investments are basically CDB (Bank Deposits Certificate), indexed under CDI (Interbank Deposit Certificate) rate variation, with quick liquidity and maintained with reputable financial institutions.

6.         Trade Accounts Receivable, Net

	Consolidated
	2009	2008
Billed amounts	2,622,613	2,608,012
Accrued unbilled amounts	1,323,555	1,374,080
Gross accounts receivable	3,946,168	3,982,092

Allowance for doubtful accounts	(891,145)	(767,698)

Total	3,055,023	3,214,394

Current	2,245,950	2,248,736
Past-due – 1 to 30 days	597,410	530,238
Past-due – 31 to 60 days	130,331	195,213
Past-due – 61 to 90 days	66,949	113,101
Past-due – 91 to 120 days	56,299	110,720
Past-due – more than 120 days	849,229	784,084
Total	3,946,168	3,982,092

Current	2,931,292	3,152,831
Non-current	123,731	61,563

Changes in the allowance for doubtful accounts were as follows:

	2009	2008	2007
Beginning balance	767,698	733,590	560,878
Provision charged to selling expense (Note 24)	564,580	538,625	652,692
Write-offs	(441,133)	(504,517)	(479,980)
Ending balance	891,145	767,698	733,590

Subsidiary A.Telecom offers “Posto Informático”, a product that consists in the lease of IT equipment to small and medium-sized companies for fixed installments received over the agreed term. Considering the related contractual conditions, the Company classified this product as “Finance Lease” in its December 31, 2009 financial statements (Note 4.g).

The consolidated accounts receivable as of December 31, 2009 and 2008 reflects the following effects:

telecomunicações de são paulo s.a. – telesp
notes to the consolidated financial statements
For the years ended December 31, 2009, 2008 and 2007
(Amounts expressed in thousands of Reais, unless otherwise indicated)

	2009	2008

Present value of minimum payments receivable	182,740	139,214
Unrealized financial income	21,231	20,154
Gross investment in finance lease receivables at year-end	203,971	159,368

Allowance for doubtful accounts	(80,082)	(26,159)

Financial leases receivable, net	123,889	133,209

Current amount	59,009	77,651
Noncurrent amount	123,731	61,563

Aging list of financial leases receivable:

Year	Gross investment	Present value

Falling due within one year	59,009	59,009
Falling due within five years	144,962	123,731

Total	203,971	182,740

There are neither unsecured residual values that produce benefits to the lessor nor contingent payments recognized as revenues during the year.

7.	Deferred and Recoverable Taxes

	Consolidated
	2009	2008

Withholding taxes	92,019	77,371
Recoverable income tax and social contribution	35,021	36,754

Deferred taxes	1,180,075	1,293,314
Tax loss carry-forwards – Income tax	1,262	3,305
Tax loss carry-forwards – Social contribution tax	454	1,787
Reserve for contingencies	315,977	340,850
Post-retirement benefit plans	65,255	50,581
Allowance for doubtful accounts	95,057	94,691
Allowance for reduction of inventory to recoverable value	23,880	28,909
Merger tax credits (7.2)	325,662	397,950
Income tax and Social contribution on other temporary differences	213,042	195,359
Employee profit sharing	15,997	24,325
Non-deductible provisions	123,489	155,557

ICMS (state VAT) (*)	476,526	357,897

telecomunicações de são paulo s.a. – telesp
notes to the consolidated financial statements
For the years ended December 31, 2009, 2008 and 2007
(Amounts expressed in thousands of Reais, unless otherwise indicated)

ICMS (state VAT )-convênio 39/Portaria CAT 06	222,042	98,295
Other	30,968	14,127

Total	2,036,651	1,877,758

Current	1,335,565	1,064,281
Non-current	701,086	813,477

(*) Refers to credits on the acquisition of property, plant and equipment items, available for offset against VAT obligations in 48 months.

7.1.	Deferred income and social contribution taxes

The Company recognized deferred income and social contribution tax assets considering the existence of taxable income in the last five fiscal years and the expected generation of future taxable profit discounted to present value based on a technical feasibility study, approved by the Board of Directors on December 9, 2009.

Company estimates the realization of the deferred taxes as of December 31, 2009 as follows:

Year	Consolidated

2010	564,205
2011	234,836
2012	125,731
2013	124,545
Thereafter	130,758

Total	1,180,075

The recoverable amounts above are based on projections subject to changes in the future.

Tax losses and temporary differences in the respective amounts of R$106,166 and R$109,670 (R$62,512 and R$35,379 as of December 31, 2008), respectively, were not recognized by the subsidiaries as of December 31, 2009 in view of the unlikely generation of future taxable profits.

7.2.	Merger Tax Credits

Refer to tax benefits arising from corporate reorganizations represented by goodwill amounts based on future expected profitability, to be used in compliance with the limits established by tax legislation.

	2009	2008

TTP (a)	233,671	265,435
DABR	44,686	59,920
Spanish / Figueira	47,305	72,595

	325,662	397,950

Current	88,954	71,416
Non-current	236,708	326,534
(a) The balance of R$265,435 as of December 31, 2008 refers to the tax credit resulting from TTP corporate restructuring, as mentioned in Note 2.c., which was reclassified to this caption from Intangibles caption (Note telecomunicações de são paulo s.a. – telesp
notes to the consolidated financial statements
For the years ended December 31, 2009, 2008 and 2007
(Amounts expressed in thousands of Reais, unless otherwise indicated)

13). This reclassification was made to improve presentation of the financial statements, since goodwill amortization was discontinued as from fiscal year 2009.

8.	Inventories

	Consolidated
	2009	2008
Consumption materials	118,030	129,600
Resale items (*)	97,524	106,734
Public telephone cards	8,749	13,461
Scraps	61	161
Allowance for reduction to net recoverable value and obsolescence	(75,928)	(85,546)
Total current	148,436	164,410

(*) Includes the inventory of IT equipment (note 4.c)

The allowance for reduction to recoverable value and obsolescence takes into account timely analyses carried out by the Company.

Changes in the allowance for reduction to market value and obsolescence of inventories were as follows:

	Consolidated
	2009	2008	2007
Beginning balance	85,546	91,668	99,927
Provision charged to other operating income (expenses), net (Note 27)	14,878	3,743	5,700
Write-offs	(24,496)	(9,865)	(13,959)
Ending balance	75,928	85,546	91,668

9.	Other Assets

	Consolidated
	2009	2008
Advances to employees	18,552	8,207
Advances to suppliers	27,914	33,567
Prepaid expenses	81,059	66,699
Receivables from Barramar S.A. (a)	61,151	62,526
Related party receivables (Note 30)	143,797	153,285
Amounts linked to National Treasury securities	12,005	11,289
Other assets (b)	190,149	94,059

Total	534,627	429,632

Current	355,392	273,320
Non-current	179,235	156,312

(a) Refers to receivables from Barramar S.A., registered in Companhia AIX de Participações, net of allowance for losses.
(b) Comprises commercial agreements with global service providers. These agreements represented an improvement in P&L of R$77,066 for fiscal year 2009.

telecomunicações de são paulo s.a. – telesp
notes to the consolidated financial statements
For the years ended December 31, 2009, 2008 and 2007
(Amounts expressed in thousands of Reais, unless otherwise indicated)

10.	Escrow Deposits

	Consolidated
	2009	2008

Civil litigation	342,479	246,500
Tax litigation	233,686	254,571
Labor claims	323,402	165,306
Freeze of assets by court order	40,223	44,923

Total noncurrent	939,790	711,300

The amounts presented above refer to escrow deposits for those cases in which an unfavorable outcome is considered possible or remote. Those deposits related to provisions are presented in Note 19.

11.	Investments

	Consolidated
	2009	2008

Investments in associates	55,101	36,313
GTR Participações e Empreendimentos S.A.	2,121	1,476
Lemontree Participações S.A.	14,292	9,608
Comercial Cabo TV São Paulo S.A.	31,844	21,215
TVA Sul Paraná S.A.	6,844	4,014

Other Investments (*)	285,198	265,517
Portugal Telecom	227,702	210,431
Portugal Multimédia	17,654	19,531
Other investments	39,842	35,555

Total	340,299	301,830

(*)  Other investments are measured at fair value, as mentioned in Note 4.i.

The main accounting information of wholly-owned and jointly-controlled companies at December 31, 2009 and 2008 are as follows:

	2009				2008
	Paid-in capital	Capital reserves/ Adjustments for equity valuation	Retained earnings (accumulated losses)	Net equity	Paid-in capital	Capital reserves	Retained earnings (accumulated losses)	Net equity

Aliança Atlântica	104,344	16,578	12,000	132,922	130,095	(17,259)	15,450	128,286
A. Telecom	630,876	1,124	15,309	647,309	589,969	1,197	19,603	610,769
Companhia AIX	110,676	-	21,342	132,018	460,929	-	(343,138)	117,791
Companhia ACT	1	-	5	6	1	-	31	32
Telefônica Data	560,025	1,139	(387,797)	173,367	460,025	1,139	(254,719)	206,445
TST	405,846	-	(132,912)	272,934	255,847	-	(86,602)	169,245

telecomunicações de são paulo s.a. – telesp
notes to the consolidated financial statements
For the years ended December 31, 2009, 2008 and 2007
(Amounts expressed in thousands of Reais, unless otherwise indicated)

Shares – thousand	2009			2008
Quantity of shares	Subscribed and paid-in shares	Company shares	% ownership interest	Subscribed and paid-in shares	Company shares	% ownership interest

Aliança Atlântica	88	44	50%	88	44	50%
A. Telecom	1,013,116	1,013,116	100%	947,258	947,258	100%
Companhia AIX	298,562	149,281	50%	298,562	149,281	50%
Companhia ACT	1	0,5	50%	1	0,5	50%
Telefonica Data	576,464	576,464	100%	473,372	473,372	100%
TST	405,846	405,846	100%	107,923	107,923	100%

Investments in affiliates accounted for under the equity method derive from TTP, which was merged by the Company, as mentioned in Note 2.c. Significant information on these affiliate companies, are as follows:

		Quantity of shares (thousand)
		Total shares			Company shares			% ownership interest
Affiliates	Net equity	Ordinary	Preferred	Total	Ordinary	Preferred	Total	Total	Voting shares

GTR Participações e Empreendimentos S.A	3,181	878	1,757	2,635	-	1,757	1,757	66.7%	0.0%
Lemontree Participações S.A.	21,436	124,839	249,682	374,521	-	249,682	249,682	66.7%	0.0%
Comercial Cabo TV São Paulo S.A.	53,118	14,036	14,036	28,072	2,444	12,282	14,726	59.9%	19.9%
TVA Sul Paraná S.A.	9,186	13,656	13,656	27,312	6,691	13,656	20,347	74.5%	49.9%

The Consolidated equity earnings (loss) of affiliates is as follows:

	Consolidated
	2009	2008	2007

Aliança Atlântica (a)	-	-	(4,161)
GTR Participações e Empreendimentos S.A	645	(571)	78
Lemontree Participações S.A.	4,683	3,479	495
Comercial Cabo TV São Paulo S.A.	10,630	7,869	1,152
TVA Sul Paraná S.A.	2,830	(2,515)	291

	18,788	8,262	(2,145)

(a) The net income posted by Aliança Atlântica in 2007 refers to the equity method on foreign exchange fluctuation of net equity for that year. As from January 1, 2008, the foreign exchange fluctuation is recorded as Cumulative Translation Adjustment under Net Equity.

telecomunicações de são paulo s.a. – telesp
notes to the consolidated financial statements
For the years ended December 31, 2009, 2008 and 2007
(Amounts expressed in thousands of Reais, unless otherwise indicated)

12.	Property, Plant and Equipment, Net

a. Composition:

	Consolidated
		2009			2008
	Annual depreciation rate%	Cost	Accumulated depreciation	Net book value	Cost	Accumulated depreciation	Net book value

Property, plant and equipment in service		44,433,000	(35,311,697)	9,121,303	42,876,998	(33,604,274)	9,272,724
Switching and transmission equipment	12.50	18,347,332	(15,960,152)	2,387,180	17,529,850	(15,268,465)	2,261,385
Transmission equipment, overhead, underground and building cables, teleprinters, PABX, energy equipment and furniture	10.00	13,083,649	(10,660,589)	2,423,060	12,690,391	(10,121,251)	2,569,140
Transmission equipment - modems	66.67	1,354,609	(892,055)	462,554	1,381,539	(973,066)	408,473
Underground and undersea cables, poles and towers	5.00 to 6.67	644,908	(431,709)	213,199	634,323	(411,669)	222,654
Subscriber, public and booth equipment	12.50	2,375,049	(1,929,355)	445,694	2,245,185	(1,780,556)	464,629
IT equipment (a)	20.00	725,158	(597,687)	127,471	651,826	(547,170)	104,656
Buildings and underground cables	4.00	6,632,350	(4,216,372)	2,415,978	6,596,896	(4,015,696)	2,581,200
TV equipment	8.00 to 20.00	832,483	(475,261)	357,222	712,437	(354,922)	357,515
Vehicles	20.00	48,156	(37,549)	10,607	53,568	(38,572)	14,996
Land	-	227,772	-	227,772	228,117	-	228,117
Other	4.00 to 20.00	161,534	(110,968)	50,566	152,866	(92,907)	59,959

Provision for losses	-	(15,985)	-	(15,985)	(11,807)	-	(11,807)

Property, plant and equipment in progress	-	566,819	-	566,819	608,016	-	608,016

Total		44,983,834	(35,311,697)	9,672,137	43,473,207	(33,604,274)	9,868,933
Average annual depreciation rates %		10.85			10.64
Assets fully depreciated		24,858,336			21,204,279

(a) Includes IT equipment contracts classified as finance lease in the amount of R$ 41,919. Information on amounts payable is stated in Note 20.

b. Rentals

The Company rents equipment, buildings and facilities through agreements that expire at different dates. The monthly rental payments are of an equal amount for the period of the contract, annually restated. Total annual rent expense under these agreements was as follows:

	2009	2008	2007
Rent expense	522,858	453,332	357,635

Rental commitments related primarily to facilities where the future minimum rental payments under leases with remaining noncancellable terms in excess of one year are:

Year ended December 31,
2010	19,249
2011	14,389
2012	11,689

Total minimum payments	45,327

telecomunicações de são paulo s.a. – telesp
notes to the consolidated financial statements
For the years ended December 31, 2009, 2008 and 2007
(Amounts expressed in thousands of Reais, unless otherwise indicated)

c. Guarantees

The Company has property items pledged as guarantees in connection with certain legal proceedings as of December 31, 2009. The aggregate amount of claims involved is R$43,719 (R$133,562 in 2008).

13.	Intangible Assets, Net

	Consolidated
	2009	2008

Goodwill	728,201	728,201
Other Intangible	728,676	858,798

	1,456,877	1,586,999

	Consolidated
Other Intangible	2009	2008

Ajato Telecomunicações Ltda	149	149
TS Tecnologia da Informação Ltda.	945	945
Goodwill on Spanish and Figueira (merged from TDBH) (a)	139,957	139,957
Santo Genovese Participações Ltda. (b)	71,892	71,892
TTP. (c)	515,258	515,258
	728,201	728,201

(a)	Goodwill arising from the spin-off of Figueira, which was merged into the Company as a result of the merger of Telefônica Data Brasil Holding S.A. (TDBH) in 2006.
(b)	Goodwill arising from the acquisition of control over Santo Genovese Participações Ltda. (controlling shareholder of Atrium Telecomunicações Ltda.), in 2004.
(c)
The goodwill arising from TTP acquisition (see Note 2.c) is based on a future profitability analysis. For financial statement presentation purposes, the tax credit as of December 31, 2008 in the amount of R$265,435 was reclassified to Deferred and Recoverable Taxes in the form of tax credits from merger (Note 7), considering that goodwill amortization ceased to be accounted for at December 31, 2008.

telecomunicações de são paulo s.a. – telesp
notes to the consolidated financial statements
For the years ended December 31, 2009, 2008 and 2007
(Amounts expressed in thousands of Reais, unless otherwise indicated)

	Consolidated
		2009			2008
Other Intangibles	Annual depreciation rate %	Cost	Accumulated depreciation	Net book value	Cost	Accumulated depreciation	Net book value

Software	20.00	2,712,773	(2,029,997)	682,776	2,520,983	(1,732,047)	788,936
Customer Portifolio (Network IP)	10.00	72,561	(50,793)	21,768	72,561	(43,537)	29,024
Other	10.00 to 20.00	197,587	(173,455)	24,132	195,443	(154,605)	40,838
Total		2,982,921	(2,254,245)	728,676	2,788,987	(1,930,189)	858,798
Average annual depreciation rates %		19.78			19.97
Assets fully depreciated		1,324,755			1,114,804

Changes in intangible assets - Consolidated	2009	2008

Opening Balance	1,586,999	2,050,320

Software acquisitions	135,504	266,395
Transfers	58,430	-
Goodwill acquisitions – Ajato	-	149
Price adjustment of TTP	-	(11,895)
Amortization	(324,056)	(452,535)
Merger Tax Credit TTP (Note 7.2)	-	(265,435)
Final Balance	1,456,877	1,586,999

14.	Loans and Financing

Consolidated				Balance in 2009 (*)
	Currency	Annual interest rate	Maturity	Current	Long-term	Total

Loans and financing - BNDES	URTJLP	TJLP+3.73%	Until 2015	243,120	1,674,401	1,917,521
Loans and financing - BNDES	URTJLP	TJLP+1.73%	Until 2015	8,032	60,596	68,628
Mediocrédito	US$	1.75%	2014	5,601	17,405	23,006
Total Consolidated				256,753	1,752,402	2,009,155

Consolidated				Balance in 2008 (*)
	Currency	Annual interest rate	Maturity	Current	Long-term	Total

Loans and financing - BNDES	URTJLP	TJLP+3.73%	Until 2015	19,283	1,689,521	1,708,804
Mediocredito	US$	1.75%	2014	7,594	27,831	35,425
Untied Loan – JBIC	JPY	Libor + 1.25%	2009	129,173	-	129,173
Resolution 2770	JPY	0.50% to 5.78%	2009	213,339	-	213,339
Resolution 2770	EUR	5.74%	2009	84,799	-	84,799

Total parent Company				454,188	1,717,352	2,171,540

Resolution 2770	JPY	1.00%	2009	48,315	-	48,315
Total Consolidated				502,503	1,717,352	2,219,855
(*) Amounts presented at fair value, when applicable.

telecomunicações de são paulo s.a. – telesp
notes to the consolidated financial statements
For the years ended December 31, 2009, 2008 and 2007
(Amounts expressed in thousands of Reais, unless otherwise indicated)

On October 10, 2007, BNDES approved a credit facility capped at R$2,034,717 to fund Company investments, of which R$1,959,464 (principal amount) has already been released and the related investments have been duly proven and accepted by BNDES. This credit facility is intended for investments in goods and services produced locally (sub-credit at the cost of Long-Term Interest Rate TJLP + 3.73% p.a.) and which, concurrently, contain local technology (sub-credit at the cost of TJLP + 1.73% p.a.), according to BNDES methodology to evidence and confirm these facts. The TJLP is a specific referential rate not comparable with other market-observable rates applicable to similar repayment terms. Accordingly, at December 31, 2009 this instrument was recognized in the balance sheet at its amortized cost, which is equivalent to its fair value as of that date.

Covenants and collaterals

The loan taken out from BNDES includes restrictive covenants related to the semiannual maintenance  of certain financial indexes over the agreement term, which have been met as of this date.

The loan from Mediocrédito is secured by the Federal Government, whereas BNDES financing is guaranteed by SP Telecomunicações Participações Ltda.

Consolidated long-term maturity schedule

Year	Amounts

2011	398,194
2012	397,898
2013	397,570
2014	395,061
Thereafter	163,679
Total	1,752,402

15.	Debentures

Consolidated				Balance in 2009
	Currency	Annual interest rate	Maturity	Current	Long-term	Total

Debentures	R$	CDI + 0.35%	2010	1,510,806	-	1,510,806
Total				1,510,806	-	1,510,806

telecomunicações de são paulo s.a. – telesp
notes to the consolidated financial statements
For the years ended December 31, 2009, 2008 and 2007
(Amounts expressed in thousands of Reais, unless otherwise indicated)

Consolidated				Balance in 2009
	Currency	Annual interest rate	Maturity	Current	Long-term	Total

Debentures	R$	CDI + 0.35%	Until 2010	16,339	1,500,000	1,516,339
Total				16,339	1,500,000	1,516,339

Debentures conditions were renegotiated on September 1, 2007, at the end of the first Remuneration period and the beginning of the second Remuneration period. This period ends on the debentures maturity date; namely September 1, 2010. Debentures bear DI-indexed interest paid quarterly, plus 0.35% yearly spread. At December 31, 2009, CDI was 9.84%.

16.	Taxes Payable

	Consolidated
	2009	2008
Taxes on income (a)
Income tax	718	-
Social contribution tax	-	-

Deferred taxes
Income tax	243,656	118,132
Social contribution tax	41,201	12,431

Indirect taxes
ICMS (state VAT)	638,649	683,447
PIS and COFINS (taxes on revenue)	109,083	102,023
Legal Liabilities (b)	20,241	26,674
Other (c)	23,442	31,131
Total	1,076,990	973,838

Current	1,022,434	926,437
Noncurrent	54,556	47,401

(a)	Income and social contribution taxes payable are presented net of payments on an estimate basis.

b)
The item ‘Legal liabilities’ accounts for amounts related to lawsuits in which the Company seeks noncollection of CIDE (Social Contribution Tax for Intervention in the Economic Order) on remittances as consideration for international telecommunications and other services provided for in contracts executed with foreign companies. These suits are currently examined in higher courts.

(c)
The item ‘Others’ includes FUST amounts payable of R$185,201 as of December 31, 2009 (R$139,511 as of December 31, 2008), net of judicial deposits of R$192,109 (R$126,832 as of December 31, 2008). The corresponding difference of R$6,908 as of December 31, 2009 remained in the escrow deposits caption.

telecomunicações de são paulo s.a. – telesp
notes to the consolidated financial statements
For the years ended December 31, 2009, 2008 and 2007
(Amounts expressed in thousands of Reais, unless otherwise indicated)

17.	Dividends and Interest Payable to Shareholders

	Consolidated
	2009	2008

Interest on shareholders’ equity	249,706	437,720
Telefónica Internacional S.A.	115,530	234,441
SP Telecomunicações Participações Ltda.	37,962	77,036
Minority shareholders	96,214	126,243

Dividends - Minority shareholders	245,837	320,841
Dividends subject to shareholders’ approval (Note 21.f)	1,251,646	395,109
Total	1,747,189	1,153,670

Most of the interest on shareholders’ equity and total dividends payable to minority shareholders refer to available amounts declared, but not claimed yet.

18.	Payroll and Related Accruals

	Consolidated
	2009	2008

Salaries and fees	20,701	19,723
Payroll charges	75,111	79,641
Accrued benefits	5,603	5,087
Employee profit sharing	40,770	68,835
Organizational Restructuring Program (a)	-	1,386
Total	142,185	174,672

(a) Organizational Restructuring Program

	2009	2008	2007

Beginning balance	1,386	74,491	-
Accruals	-	37,466	153,938
Payments	(1,386)	(110,571)	(79,447)
Ending balance	-	1,386	74,491

telecomunicações de são paulo s.a. – telesp
notes to the consolidated financial statements
For the years ended December 31, 2009, 2008 and 2007
(Amounts expressed in thousands of Reais, unless otherwise indicated)

19.	Provisions, net

The Company, as an entity and also as the successor to the merged companies, and its subsidiaries are involved in labor, tax and civil lawsuits filed with different courts. The Company’s management, based on the opinion of its legal counsel, recognized reserves for those cases in which an unfavorable outcome is considered probable. The table below shows the breakdown of reserves by nature and activities during 2009:

	Nature
Consolidated	Labor	Tax	Civil	Total

Balances as of December 31, 2008	497,132	167,956	255,433	920,521

Additions (a)	49,725	2,534	175,592	227,851
Payments / reversal (a)	(183,992)	(105,085)	(28,156)	(317,233)
Monetary restatement	41,241	1,596	40,941	83,778
Balances as of December 31, 2009	404,106	67,001	443,810	914,917

Escrow deposits	(112,752)	(59,874)	(34,821)	(207,447)

Net balances as of December 31, 2009	291,354	7,127	408,989	707,470

Current	27,543	-	155,765	183,308
Noncurrent	263,811	7,127	253,224	524,162

(a)
In the case of lawsuits of civil and labor natures referring to cases considered similar and usual (massive), management has been using, as from the second quarter of 2009, estimates calculated based on the historical average of payments made in mass lawsuits to set up provision for contingencies. The reversal of provision for labor claims amounted to R$158,478 and supplementation of provision for civil suits totaled R$49,474, both of which are recorded in Other operating income (expenses), net (Note 27).

19.1.	Labor contingencies and reserves

	Amount involved
Risk - Consolidated	2009	2008

Probable	404,106	497,132
Possible	2,110	66,608
Total	406,216	563,740

These contingencies involve several lawsuits, mainly related to wage differences, wage equivalence, overtime, employment relationship with employees of outsourced companies and job hazard premium, among others. In addition, the Company is party to a Public Civil Action instituted by the Labor Public Prosecution Office in respect of the decision on refraining Telesp from engaging an unrelated appointed company to carry out the Company’s main activities, which had its degree of risk changed from remote to possible.  No amount has been assigned in the table above to the possible likelihood of an unfavorable outcome in connection with this action, since in the case of loss, estimating the corresponding amount payable by the Company is not practicable at this time. Likewise, establishing a provision for contingency equivalent to the amount sought is not possible.

The Company made escrow deposits in the amount of R$112,752 for the reserves mentioned above.

telecomunicações de são paulo s.a. – telesp
notes to the consolidated financial statements
For the years ended December 31, 2009, 2008 and 2007
(Amounts expressed in thousands of Reais, unless otherwise indicated)

19.2.	Tax contingencies and reserves

	Amount involved
Risk - Consolidated	2009	2008

Probable	67,001	167,956
Possible	3,776,985	2,864,127
Total	3,843,986	3,032,083

The principal tax contingencies according to the risk, are as follows:

•	Claims by the National Institute of Social Security (INSS) referring to:

a) Work Accident Insurance– SAT Collection and company held joint liability for social security contributions allegedly had not been paid by its subcontractors in the amount of approximately R$338,964, of which R$98,660 were provisioned. In September 2009, the Company’s management partially waived this litigation by settling the amount involved of R$54,241 through the government’s Tax Amnesty Program – REFIS which provides for a reduced fine and interest charges. The remaining balance of this provision was reversed to P&L in the amount of R$44,419 (Note 27). The suit is currently examined at higher courts and no provision was accrued therefor in view of legal counsel’s risk assessment as possible.

b) Social security contribution on compensation for salary devaluation arising from inflationary losses related to “Verão” and “Bresser” economic plans, in the amount of approximately R$148,503. By virtue of an ex officio decision rendered by the Brazilian IRS acknowledging, grounded on Binding Digest No. 8 from the Federal Supreme Court, that part of the tax claims involved were time barred under laches, Company management decided to reverse the provision set up for the amounts so barred in the amount of R$2,940, with a provision of only R$26 remaining. The chances of loss in regard to amounts not barred by laches were assessed as possible, and therefore no provision was set up for this contingency.

c) Notification demanding social security contributions, SAT and amounts for third parties (National Institute for Agrarian Reform and Colonization (INCRA) and Brazilian Mini and Small Business Support Agency (SEBRAE)) for the payment of various salary amounts for the period from January 1999 to December 2000, in the amount of approximately R$64,073. These lawsuits are in the 2nd  Court  Level. No provision was made for the balance, for which the likelihood of loss is deemed possible.

d) Legal proceedings imposed fines amounting to R$161,982 for distribution of dividends when the Company was allegedly in debt to INSS. No provision was made for the balance, for which the likelihood of loss is deemed possible. This matter is at the second administrative level.

•	Claims by the Finance Secretary of the State of São Paulo referring to:

e) Assessments on 2001, related to ICMS (State VAT) allegedly due on international long-distance calls for the period from November 1996 to December 1999. In view of the partially favorable decision awarded at administrative level, the contingency amount was reduced to R$364,067. One suit is at the last administrative stage and two suits are the first judicial stage. Considering the risk of a possible loss, no provisions were recognized.

f) Infraction notice related to the use of credits in the period from January to April 2002. Since this dispute was rendered an unfavorable administrative decision, a lawsuit was filed in the amount of R$46,211, where chances of loss were assessed as possible. This suit is currently examined at lower court, and no provision was set up given the assigned degree of risk.

telecomunicações de são paulo s.a. – telesp
notes to the consolidated financial statements
For the years ended December 31, 2009, 2008 and 2007
(Amounts expressed in thousands of Reais, unless otherwise indicated)

g) Infraction notice related to the non-reversal of ICMS credits in proportion to sales and exempt and non-taxed services in the period from January 1999 to June 2000 and from July 2000 to December 2003, in addition to an ICMS credit unduly used in March 1999. The total amount involved is R$135,911. The risk is considered possible by legal counsel. The claims are at the 2nd and first administrative levels, respectively. Considering the risk level, no provision was made.

h) Infraction notice related to nonpayment of ICMS, from January 2001 to December 2005, on amounts received for equipment lease (modem), totaling R$169,628. The suit is at the last administrative level. Considering the risk of a possible loss, no provisions were recognized.

i) Infraction notices related to nonpayment of ICMS in the period from August 2004 to December 2005, for non-inclusion of revenues from rendering of several supplemental services and value added, in the amount of R$371,034. This proceeding was awarded an unfavorable decision at administrative level and is currently awaiting a lower-court decision. No provision was set up in this connection since chances of loss were assessed as possible.

j) Infraction notice drawn up by the São Paulo State Finance Office on June 14, 2007, referring to co-billing operations from May to December 2004, due to: (i) non presentation of the totality of the files provided for in Administrative Ruling CAT No. 49/03; (ii) untimely compliance with notices referring to filing of electronic files; (iii) lack of or irregular recording on the Shipment records; and (iv) unpaid tax concerning a portion of the communication services rendered. The amount involved is R$9,116, already considered payment of the notice item one in the terms of Law No. 6374/89 and of Decree No. 51960/07 (PPI), related to non-payment of taxes. Part of the infractions results from the not filed information by other operating companies. The likelihood of loss is assessed as possible. The claim is at the first administrative level. Considering the risk involved, the Company did not record a provision.

k) Tax delinquency notice relating to non-collection of ICMS for the period from January 2006 to December 2007 on amounts received for equipment lease (modem) in the amount of R$55,297. This suit is currently examined at lower court, and no provision was set up, given its chances of loss assessed as possible.

l) Tax delinquency notice relating to non-collection of ICMS for the period from January 2006 to December 2007, since the Company would have failed to include revenues from miscellaneous supplementary services in its ICMS base. The amount subject of these notices totals R$443,913. This claim is currently examined at lower administrative level, and no provision was set up, given its chances of loss assessed as possible.

•	Litigation at the Federal and Municipal Levels:

m) Collection of COFINS due to the offsetting made in November 1995 against FINSOCIAL credits (increased rate) and of PIS/PASEP offset of debts against PIS/PASEP credits declared unconstitutional (Resolution No. 49 of the Federal Senate). Both suits total R$5,161 and are awaiting decisions at the highest administrative level and the second court level, respectively. A provision was set up in the total amount of R$5,161.

n) The City of São Paulo assessed the Company, alleging differences in the payment of the municipal tax on services (ISS), by the imputation of fines of 20% not paid by the Company, in the amount of R$33,438. The claim is at the 2nd court level. The risk is considered possible. Considering the risk level, no provision was made.

o) On December 15, 2005, ANATEL edited Abridgment nº 01 (subsequently changed to Abridgment nº 07), where it confirmed its opinion not to exclude interconnection expenses from FUST basis, modifying its previous position. The Abridgment has retroactive application, since January 2001. Thus, through ABRAFIX – Brazilian Fixed Telecommunication Companies Association, on January 9, 2006, the Company petitioned a Security Mandate in order to assure the possibility of excluding telecomunicações de são paulo s.a. – telesp
notes to the consolidated financial statements
For the years ended December 31, 2009, 2008 and 2007
(Amounts expressed in thousands of Reais, unless otherwise indicated)

interconnection expenses from FUST basis and/or not to be subject to the retrospective payment of differences identified as a result of adopting the noncumulative system by operation of Anatel Abridgement No. 7/2005.  As a consequence of new events that turned the expected outcome of the suit into favorable to the Company, particularly because of the stated unlawfulness of the FUST contribution collection on interconnection revenues earned, Company management decided to change the methodology for computation of amounts to be deposited, excluding interconnection revenues therefrom. The amount involved totals R$399,557. A portion of this amount, R$207,448, refers to differences arising from adoption of the noncumulative taxation system in the retroactive period (years 2001 to 2005), whereas the remainder, R$192,109, refers to differences determined for the period comprised between 2006 and the current date, which have been the subject of monthly escrow deposits. A provision was set up for the amounts currently deposited as mentioned in Note 16. The suit is under analysis at the second higher judicial level.

p) Decision rendered by the Brazilian IRS Office in São Paulo, which did not validate the applications for credit offsetting arising from Corporate Income Tax (IRPJ) and Social Contribution Tax on Net Profit (CSLL) losses in calendar year 2003 amounting to R$470,771 (principal, fine and interest charges). An appeal was lodged against this decision at administrative level and is currently awaiting a lower-court decision. Based on external lawyers risk assessment, chances of loss are assessed as possible for the amount of R$94,886 and as remote for the remaining balance. As a result, no provision has been set up for this issue.

q) Motion for new trial filed by the Federal Government against Telesp to overturn an unappealable favorable decision whereby the procedure adopted by the Company to offset FINSOCIAL credits (years 1989 to 1992) against COFINS debts (March to November/1995) was deemed lawful. The amount involved corresponds to R$15,234. Chances of loss were assessed as possible and therefore no provision was set up for this issue.

•	Challenged additional contributions to the Unemployment Compensation Fund:

r) Introduced on June 29, 2001, Complementary Law (LC) No. 110 provided for additional social contributions to the Unemployment Compensation Fund – FGTS. The objective of this governmental provision is to share with employers the cost of the Fund’s compensation for inflationary losses on FGTS account balances arising from Verão and Collor economic plans, which were declared unconstitutional by the Federal Supreme Court. Grounded on the said LC unconstitutionality, the Company filed for an injunction seeking acknowledged right not to collect these additional social contributions. Litigation is focused on these additional collections thus directed to the Fund and does not entail any underpayments of FGTS deposits on behalf of the Company employees. This suit is awaiting a decision at second. court level. A provision was established in the amount of R$59,764.

s) Other contingencies, particularly those which chances of loss were assessed as possible, in the amount of R$909,937, and probable, in the amount of R$2,050, concern lawsuits associated with miscellaneous subject matters not individually material.

19.3	Civil contingencies and reserves

	Amount involved
Risk - Consolidated	2009	2008

Probable	443,810	255,433
Possible	886,389	623,605
Total	1,330,199	879,038

telecomunicações de são paulo s.a. – telesp
notes to the consolidated financial statements
For the years ended December 31, 2009, 2008 and 2007
(Amounts expressed in thousands of Reais, unless otherwise indicated)

The principal civil contingencies according to the risk, are as follows:

a) Community Telephone Plan - PCT. Refers to a Public Civil Action to which the Company is party related to the PCT, a plan that claims the possible indemnity rights to purchasers of telephone line expansion plans who did not receive shares for their financial investment in the municipality of Mogi das Cruzes. The total amount involved is approximately R$146,772. Legal counsel assessed chances of loss as possible, and the suits are currently awaiting a decision at second court level.

b) There is a collective claim by ASTEL – Sistel Participants Association in São Paulo State, against the Company Suit brought by members of the Sistel Association in the State of São Paulo questioning the changes in the health care plan for the Company’s retirees (PAMA).  The suit is at the initial stage and there has been no judgment of dismissal. The Company’s management, based on its legal counsel opinion, considers this proceeding as possible risk, with an estimated amount of R$346,596. According to the risk, no provision was recorded.

c) On June 9, 2000, WCR do Brasil Serviços Ltda. proposed enforcement proceedings following ordinary procedural steps against the Company, claiming the collection of the alleged difference between the amounts calculated by Telesp regarding the use of the “0900 Service” and the amounts transferred to that company. The duly updated proceeding amount is R$74,783. On October 1, 2004, the decision handed down by the 13th Civil Court of the central jurisdiction of São Paulo was published, by which the proceeding was deemed valid. On December 14, 2004, an appeal against the decision was filed, which was distributed to the 26th Panel of Judges of São Paulo. On May 26, 2006, the appeal against the decision was judged partially valid, and the content was maintained. The suit is currently at the Higher Court of Justice, awaiting trial of Telesp and WCR appeals. Since the risk level was considered as probable, provision was made.

d) Suits for additional shares. These refer to suits involving the Company and addressing the right to receive additional shares calculated with regard to network expansion plans after 1996. These suits are at various stages: first stage, Supreme Court and Federal Superior Court of Appeals.Considering the risk of a probable loss, a provision of R$18,311 was made.

e)  As of December 31, 2009, the Company has a provision of R$130,715 for fines relating to Several Administrative Proceedings filed by ANATEL against Telesp, considered by the legal advisors as a probable risk of loss.

f) Civil Class Action instituted by the São Paulo State Public Prosecution Office seeking pecuniary and pain and suffering damages to all telecommunication service consumers, in relation to the period  2004 to 2009, by virtue of poor services and/or service failure. The claimed sentence is of general nature and the Company would be held liable for these damages upon enforcement of the decision. The Public Prosecution Office proposed R$1 billion as the amount sought if there are no applications in a number compatible with the level of inflicted damage, to be deposited in the Special Fund for Compensation for Miscellaneous Interests Jeopardized. No amount has been assigned in the table above to the possible likelihood of an unfavorable outcome in connection with this action, since in the case of loss, estimating the corresponding amount payable by the Company is not practicable at this time. Likewise, establishing a provision for contingency equivalent to the amount sought is not possible.

g) Civil Class Action filed by ASTEL – SISTEL Members’ Association in the State of São Paulo against the Company, SISTEL foundation, and others, seeking annulment of the PBS private pension plan spinoff in year 2000, which gave rise to a specific PBS-Telesp plan, and of the related allocations of technical surplus funds and tax contingency existing by the time of the spinoff.  The Company’s legal counsel considers this proceeding as possible risk. Estimating the amount involved is impracticable and contingent upon expert analysis, since it concerns Sistel’s spin-off portion related to telecom operators from the former Telebrás System.

telecomunicações de são paulo s.a. – telesp
notes to the consolidated financial statements
For the years ended December 31, 2009, 2008 and 2007
(Amounts expressed in thousands of Reais, unless otherwise indicated)

h) Inclusion of PIS and COFINS in Service Rates. The federal district attorney's office believes that the amounts collected by us as COFINS and PIS are being improperly included in the fixed telecommunications service rates, and therefore has filed a public civil action in order to exclude those amounts from those charged to our customers and to demand that the amounts improperly charged be returned in double. There are other public civil actions based on the same claim, which when added to the one described above and other collective and individual lawsuits, amount to seven lawsuits. We have not made any provisions for thes lawsuits as our risk of loss is deemed possible.

Other contingencies, particularly those which chances of loss were assessed as possible, in the amount of R$145,174, and probable, in the amount of R$220,001, concern lawsuits associated with miscellaneous subject matters not individually material.

20.	Other Liabilities

	Consolidated
	2009	2008

Consignments on behalf of third parties	147,995	198,050
Amounts charged to users	61,377	70,884
Withholdings	85,697	126,092
Other	921	1,074

Liabilities to related parties (Note 30)	133,770	81,072
Advances from customers	55,310	69,906
Amounts to be refunded to subscribers	60,020	48,593
Concession renewal fee (a)	-	102,863
Accounts payable – sale of share fractions (b)	112,873	113,377
Finance Lease (c)	41,919	-
Other	72,314	94,000
Total	624,201	707,861

Current	421,030	614,867
Noncurrent	203,171	92,994

(a)	The total amount due for the concession renewal fee was paid in April 2009 (Note 1.c)

(b)	Amounts resulting from the auction of share fractions after the reverse spin-off process in 2005, and TDBH acquisition process in 2006.

(c)
Finance Lease: The Company has lease financing contracts for use of IT equipment. The minimum payment amounts of referred to lease financing arrangements, as well as their present values, are set out below:

2009

Gross investment in lease payable at year end	53,580
Unrealized financial expense	(11,661)
Present value of minimum payments due	41,919

Current	10,729
Noncurrent	31,190

Maturity Schedule:

Year	Gross investment	Present value

Maturing within one year	10,729	10,729
Maturing within five years	42,851	31,190
Total	53,580	41,919

telecomunicações de são paulo s.a. – telesp
notes to the consolidated financial statements
For the years ended December 31, 2009, 2008 and 2007
(Amounts expressed in thousands of Reais, unless otherwise indicated)

There are neither unsecured residual values that produce benefits to the lessor nor contingent payments recognized as revenues during the year.

21.	Shareholders’ Equity

a.  Capital

Paid-in capital is of R$6,575,480 at December 31, 2009 and 2008. Subscribed and paid-in capital is represented by shares without par value, as follows:

	2009	2008

Total Capital in shares
Common shares	168,819,870	168,819,870
Preferred shares	337,417,402	337,417,402
Total	506,237,272	506,237,272

Treasury shares
Common shares	(210,579)	(210,579)
Preferred shares	(185,213)	(185,213)
Total	(395,792)	(395,792)

Outstanding shares
Common shares	168,609,291	168,609,291
Preferred shares	337,232,189	337,232,189
Total	505,841,480	505,841,480

Book value per outstanding share in R$	19.88	19.86

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

Donations and subsidies for investments

These represent amounts in assets donated by subscribers for the expansion of the telecommunications services plant until 2007. After 2008, these donations will be classified as deferred revenues under liabilities.

telecomunicações de são paulo s.a. – telesp
notes to the consolidated financial statements
For the years ended December 31, 2009, 2008 and 2007
(Amounts expressed in thousands of Reais, unless otherwise indicated)

c.  Treasury shares

These correspond to the Company’s treasury stock which resulted from merger with TDBH occurred in 2006, part of which refer to exercise of withdrawing rights and the remaining to the share auctions carried out by the Company. The average cost of acquisition was R$44.77. At December 31, 2009, the market value of treasury stock was R$16,058.

d.  Income reserves

Legal reserve

According to article 193 of Law No. 6,404/76, the Company chose not to set up the legal reserve, as such balance added to the capital reserve balance exceeded capital by 30%.

e.  Special goodwill reserve

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

This represents the tax benefit generated by the merger of DABR (Note 2.c) which will be capitalized on an annual basis on behalf of the controlling shareholder as the tax credit becomes realized.

f.  Dividends

The Company’s bylaws provide for mandatory distribution of minimum dividends to all shareholders corresponding to 25% of adjusted net income, as established by article 202, subparagraphs II and III of Law No. 6,404/76, provided there are funds available for distribution.

Dividends are calculated in accordance with the Company’s by-laws and with the Brazilian Corporation Law. The Company presents the calculation of dividends and interest on shareholders’ equity for 2009 and 2008 as follows:

Minimum mandatory dividends calculated based on adjusted net income	2009	2008

Net income for the year	2,172,973	2,419,971
Allocation to legal reserve	-	-

Adjusted net income for the year	2,172,973	2,419,971

Minimum mandatory dividends – 25% of adjusted net income	543,243	604,993

Retained earnings
Adjusted net income for the year	2,172,973	2,419,971
Interest on shareholders’ equity / Prescribed Dividends	153,673	163,392
Merger of DABR	-	41
Adjustments of Law No. 11638/07	-	2,705

Profit available for distribution	2,326,646	2,586,109

Interest on shareholders’ equity (gross)	605,000	616,000
Interim dividends	470,000	1,575,000

Balance of profit available for distribution	1,251,646	395,109

Proposed Dividends	1,251,646	395,109
Retained earnings at year-end	-	-

telecomunicações de são paulo s.a. – telesp
notes to the consolidated financial statements
For the years ended December 31, 2009, 2008 and 2007
(Amounts expressed in thousands of Reais, unless otherwise indicated)

	2009		2008
Amounts in R$ per share (a)	Gross	Net	Gross	Net

Interest on shareholders’ equity – common	1.121274	0.953083	1.141661	0.970411
Interest on shareholders’ equity – preferred	1.233401	1.048391	1.255827	1.067453

	2009
Amounts in R$ per share (a)	Common	Preferred

Interim dividends declared in March 2009	0.732276	0.805503
Interim dividends declared in May 2009	0.871072	0.958179
Interest on shareholders’ equity – net of withholding tax	0.630137	0.693151
Interest on shareholders’ equity – net of withholding tax	0.322945	0.355240
	2.556430	2.812073

	2008
Amounts in R$ per share (a)	Common	Preferred

Interest on shareholders’ equity – net of withholding tax	0.315068	0.346575
Interim dividends declared in March 2008	0.650409	0.715450
Interim dividends declared in May 2008	0.898872	0.988760
Interim dividends declared in November 2008	2.020146	2.222161
Interest on shareholders’ equity – net of withholding tax	0.655343	0.720877
	4.539838	4.993823

(a)	Do not include the amount of proposed dividends.

The balance of unallocated net income for the year at December 31, 2009, in the amount of R$1,097,973, and the dividends and interest on shareholders’ equity prescribed in 2009 in the amount of R$153,673, thus totaling R$1,251,646, were classified as dividends payable as per management’s proposed distribution of net income for the year, to be submitted for approval of the Ordinary Shareholders’ Meeting.

Management’s proposed dividend payment to be approved:

1st portion – payment to start on or before June 30, 2010	R$800,000
Remaining portion – payment to start on or before December 21, 2010	R$451,646

telecomunicações de são paulo s.a. – telesp
notes to the consolidated financial statements
For the years ended December 31, 2009, 2008 and 2007
(Amounts expressed in thousands of Reais, unless otherwise indicated)

Amount per share	Common registered shares (ON)	Preferred registered shares (PN) (i)
1st portion – payment to start on or before June 30, 2010	1.482676	1.630944
Remaining portion – payment to start on or before December 21, 2010	0.837054	0.920760
Total proposed for approval – amount per share	2.319730	2.551704

(i)	10% higher than the amount attributable to each common share, pursuant to article 7 of the Company’s bylaws.

g.  Interest on shareholders’ equity

As proposed by Management, in 2009 and 2008 interest on shareholders’ equity was credited  to shareholders in accordance with article 9 of Law No. 9,249/95, net of withholding tax, as follows:

	2009	2008

Gross interest on shareholders’ equity	605,000	616,000
Common shares	189,057	192,495
Preferred shares	415,943	423,505

Withholding income tax	(90,750)	(92,400)
Interest on shareholders’ equity, net of withholding tax included in dividends	514,250	523,600

Tax-exempt shareholders received interest on shareholders’ equity in full, not subject to withholding tax.

h.  Payment of dividends and interest on shareholders’ equity

On March 25, 2009, the Ordinary Shareholders’ Meeting approved the allocation of dividends based on the remaining profit of the balance from 2008 in the amount of R$395,109, as defined in the allocation of net income proposed to the holders of common and preferred shares included in the Company’s records by the end of March 25, 2009. Payments of such dividends began on June 17, 2009.

On May 18, 2009, the Company’s Board of Directors approved the payment of interim dividends in the amount of R$470,000, based on profit recorded in the quarterly financial statements as of March 31, 2009, to the holders of common and preferred shares included in the Company’s records by the end of May 18, 2009. Payments of such dividends began on June 17, 2009.

On September 30, 2009, the Board of Directors approved the credit of interest on shareholders’ equity referring to fiscal year 2009 in the amount of R$400,000, subject to 15% withholding income tax, resulting in the net amount of R$340,000 to the holders of common and preferred shares included in the Company’s records by the end of September 30, 2009. Payments of such dividends began on December 21, 2009.

On December 9, 2009, the Board of Directors approved the credit of interest on shareholders’ equity for fiscal year 2009 in the amount of R$205,000, or R$174,250 net of withholding taxes, to holders of common and preferred shares included in the Company’s records by the end of December 30, 2009. The payment will be made on a date to be decided at the Ordinary Shareholders’ Meeting.

telecomunicações de são paulo s.a. – telesp
notes to the consolidated financial statements
For the years ended December 31, 2009, 2008 and 2007
(Amounts expressed in thousands of Reais, unless otherwise indicated)

i.  Unclaimed dividends

Dividends and interest on shareholders’ equity are barred by statute of limitation after three years, as from the date of beginning of payment thereof, if not claimed by shareholders, according to article 287, clause II, item a. of Law No. 6,404, dated December 15, 1976. Accordingly, any such unclaimed dividend is credited to retained earnings.

j.  Unrealized gains on available-for-sale Securities and cumulative translation adjustment

Adjustment for equity valuation

This represents net gains and losses from changes in the fair value of financial assets classified as available-for-sale (Notes 4 and 11).

Cumulative translation adjustments

This represents foreign exchange fluctuations derived from the translation of net equity of foreign investments.

22.	Net Operating Revenue

	Consolidated
	2009	2008	2007

Monthly subscription charges	5,226,158	5,486,797	5,646,362
Activation fees	108,764	114,283	119,629
Local service	2,416,868	2,562,869	2,808,251

LDN – Domestic long-distance	3,870,942	3,808,790	3,220,787
LDI – International long-distance	112,550	140,389	133,870
Fixed-to-mobile services	4,101,905	4,372,033	4,063,688
Network usage services	487,803	465,788	405,278
Public telephones	386,641	444,910	551,059
Data transmission	4,175,968	3,759,457	2,995,718
Network access	509,465	384,344	318,609
TV Service	600,270	379,019	54,564
Other (i)	1,158,428	1,102,101	865,994
Gross operating revenue	23,155,762	23,020,780	21,183,809

Taxes on gross revenue	(5,778,409)	(5,978,565)	(5,575,502)
ICMS (State VAT)	(4,808,841)	(5,017,815)	(4,721,551)
PIS and COFINS (taxes on Revenue)	(927,638)	(917,546)	(811,549)
ISS (Municipal service tax)	(41,930)	(43,204)	(42,402)

Discounts	(1,581,578)	(1,063,230)	(880,745)
Net operating revenue	15,795,775	15,978,985	14,727,562

(i) The group of accounts “Other”, under Gross operating revenues, includes revenue from finance lease  payments of customer premises equipments, as described in Note 4.m.

telecomunicações de são paulo s.a. – telesp
notes to the consolidated financial statements
For the years ended December 31, 2009, 2008 and 2007
(Amounts expressed in thousands of Reais, unless otherwise indicated)
Tariff adjustments affecting recorded revenue

Tariff adjustment for wireline to wireline services, effective as of July 24, 2008. Tariffs increased by 3.01% for Local and National Long Distance (LDN) services. Local network tariffs (TU-RL) also increased by 3.01% as of July 24, 2008.

Tariff adjustment of 3.01% for wireline to mobile services (VC1, VC2 and VC3), also is effective as of July 24, 2008. Interconnection fees for the Voice User Mobility (VUM) network were also adjusted by 2.06% as from July 24, 2008.

Tariff adjustment for wireline service, effective as from September 16, 2009. Tariff increases corresponded to 0.98% for Local and LDN services.

23.	Cost of Goods and Services

	Consolidated
	2009	2008	2007

Depreciation and amortization	(2,255,338)	(2,390,634)	(2,347,943)
Personnel	(186,651)	(198,990)	(224,578)
Organizational Restructuring Program	-	(21,403)	(63,238)
Materials	(179,603)	(132,023)	(31,651)
Network interconnection	(3,802,977)	(3,855,345)	(3,617,118)
Outsourced services	(1,909,929)	(1,525,450)	(1,240,328)
Other	(621,010)	(602,563)	(504,347)
Total	(8,955,508)	(8,726,408)	(8,029,203)

24.	Selling Expenses

	Consolidated
	2009	2008	2007

Depreciation and amortization	(143,091)	(168,875)	(174,560)
Personnel	(367,381)	(368,611)	(341,006)
Organizational Restructuring Program	-	(7,526)	(9,123)
Materials	(45,494)	(61,944)	(89,362)
Outsourced services	(1,412,575)	(1,374,596)	(1,154,183)
Allowance for doubtful accounts	(564,580)	(538,625)	(652,692)
Other	(35,230)	(80,379)	(41,531)
Total	(2,568,351)	(2,600,556)	(2,462,457)

25.	General and Administrative Expenses

	Consolidated
	2009	2008	2007

Depreciation and amortization	(107,046)	(98,395)	(111,881)
Personnel	(146,653)	(143,774)	(167,731)
Organizational Restructuring Program	-	(8,537)	(81,577)
Materials	(7,625)	(8,776)	(15,112)
Outsourced services	(530,044)	(430,826)	(402,791)
Other	(76,230)	(65,214)	(59,521)
Total	(867,598)	(755,522)	(838,613)

26.	Permanent asset disposal, net

	Consolidated
	2009	2008	2007

Proceeds from sale of property, plant and equipment and investments	28,254	27,370	147,693
Cost of sale of property, plant and equipment and investments	(42,628)	(77,925)	(66,040)
Total	(14,374)	(50,555)	81,653

27.	Other Operating Income (Expenses), Net

	Consolidated
	2009	2008	2007

Income	786,917	578,966	750,656
Technical and administrative services	36,417	44,118	47,057
Income from supplies	23,285	20,880	72,838
Dividends	20,202	30,473	21,826
Fines on telecommunication services	141,797	174,774	133,625
Recovered expenses (a)	217,433	52,238	117,645
Reversal of provision for contingencies (b)	262,290	106,894	209,227
Rent of infrastructure	46,578	45,894	37,857
Amortization of negative goodwill – AIX	-	8,735	8,735
Unidentified billing	22,428	49,519	39,424
Other income	16,487	45,441	62,422

Expenses	(838,725)	(703,622)	(580,075)
Allowance for reduction to recoverable value of Inventories	(14,878)	(3,743)	(5,700)
Amortization of goodwill	-	(126,459)	(73,473)
Donations and sponsorships	(30,599)	(36,520)	(39,504)
Taxes other than income taxes	(299,364)	(310,985)	(274,090)
Provision for contingencies	(279,138)	(162,814)	(94,657)
Pension and other post-retirement benefits	(34,711)	(20,064)	(23,033)
Other	(180,035)	(43,037)	(69,618)
Total	(51,808)	(124,656)	170,581

(a)	Comprises commercial agreements with global service providers. These agreements represented an improvement in P&L of R$77,066 for fiscal year 2009.

(b)
In the case of lawsuits of civil and labor natures referring to cases considered similar and usual (massive), management has been using, as from the second quarter of 2009, estimates calculated based on the historical average of payments made in mass lawsuits to set up provision for contingencies. The reversal of provision for labor claims amounted to R$158,478 and supplementation of provision for civil suits totaled R$49,474. Additionally, tax claims provisions were reversed in the amount of R$44,419 in September 2009.

telecomunicações de são paulo s.a. – telesp
notes to the consolidated financial statements
For the years ended December 31, 2009, 2008 and 2007
(Amounts expressed in thousands of Reais, unless otherwise indicated)

28.	Financial Income (Expense)

	Consolidated
	2009	2008	2007

Financial income	455,887	932,554	503,453
Income from short-term investments	172,163	161,927	80,988
Gains on derivative transactions	65,877	588,919	218,733
Interest receivable	45,545	53,341	50,508
Monetary/exchange variations receivable	147,471	122,856	148,447
Other financial income	24,831	5,511	4,777

Financial expenses	(650,530)	(1,160,440)	(810,385)
Interest payable	(442,868)	(419,190)	(336,997)
Losses on derivative transactions	(123,912)	(435,472)	(371,750)
Expenses on financial transactions	(48,110)	(69,090)	(99,731)
Monetary/exchange variations payable	(35,640)	(236,688)	(1,907)
Finance Expenses, net	(194,643)	(227,886)	(306,932)

29.	Income Tax and Social Contribution

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

Reconciliation of reported income tax expense and combined statutory tax rates

Reconciliation of the reported tax charges and the amounts calculated by applying 34% (income tax of 25% and social contribution tax of 9%) in 2009, 2008 and 2007 is shown in the table below:

	Consolidated
	2009	2008	2007

Income before taxes	3,162,281	3,501,664	3,340,446

Income tax and Social contribution taxes
Income tax and Social contribution tax expense	(1,075,175)	(1,190,566)	(1,135,751)
Permanent differences
Equity method	6,387	2,809	(729)
Unclaimed interest on shareholders’ equity	(14,407)	(8,919)	(31,310)
Valuation allowance on subsidiaries’ tax losses carryforwards	-	(39,020)	-
Valuation allowance on subsidiaries’ temporary differences	(109,670)	(35,379)	-
Nondeductible expenses, gifts, incentives and dividends received	(23,396)	(43,961)	(59,397)
Interest on shareholder’s equity	205,700	209,440	218,280

Other
Incentives (cultural, food and transportation)	21,253	23,903	31,421
Total (income tax + social contribution tax)	(989,308)	(1,081,693)	(977,486)
Effective rate	31.3%	30.9%	29.3%

telecomunicações de são paulo s.a. – telesp
notes to the consolidated financial statements
For the years ended December 31, 2009, 2008 and 2007
(Amounts expressed in thousands of Reais, unless otherwise indicated)

The components of deferred income and social contribution tax assets and liabilities on temporary differences are shown in Notes 7 and 16, respectively.

Total current income and social contribution taxes consolidated payable at December 31, 2009 amounts to R$779,714 (R$1,071,609 as of December 31, 2008).

30.	Transactions with Related Parties

The principal balances with related parties are as follows:

Consolidated	Atento Brasil S.A.	VIVO	Tiws Brasil Ltda.	Telefônica S.A.	Cia Telecomun. de Chile Transm. Regionales S.A.	Telefónica de Argentina S.A.	Telefónica de España S.A.	Terra Networks Brasil S.A.

ASSETS
Current assets	6,923	483,421	1,778	2,345	14,394	2,335	4,311	17,940
Trade accounts receivable	4,996	482,538	1,698	-	748	2,335	4,311	16,085
Other assets	1,927	883	80	2,345	13,646	-	-	1,855

Noncurrent assets	10	416	856	2,967	369	-	-	1,723
Other assets	10	416	856	2,967	369	-	-	1,723
Total assets	6,933	483,837	2,634	5,312	14,763	2,335	4,311	19,663

LIABILITIES
Current liabilities	73,478	515,309	16,752	662	113	273	872	2,676
Trade accounts payable	72,136	446,130	16,565	662	113	273	872	2,657
Interest on shareholders’ equity	-	-	-	-	-	-	-	-
Other liabilities	1,342	69,179	187	-	-	-	-	19

Noncurrent liabilities	338	55	2,962	232	-	-	-	1
Other liabilities	338	55	2,962	232	-	-	-	1

Total liabilities	73,816	515,364	19,714	894	113	273	872	2,677

STATEMENT OF INCOME
Revenue	29,470	299,364	5,582	-	942	4,746	6,730	14,980
Telecommunications services	28,620	299,364	5,349	-	942	4,746	6,730	14,952
Financial income	-	-	-	-	-	-	-	-
Other operating revenues	850	-	233	-	-	-	-	28

Costs and expenses	(656,310)	(1,999,596)	(74,136)	-	-	-	-	(19,875)
Cost of services provided	(282,083)	(1,891,285)	(74,129)	-	-	-	-	(2,841)
Selling	(351,232)	(105,862)	-	-	-	-	-	(16,981)
General and administrative	(22,657)	(2,449)	(7)	-	-	-	-	(53)
Other operating expenses	(338)	-	-	-	-	-	-	-

telecomunicações de são paulo s.a. – telesp
notes to the consolidated financial statements
For the years ended December 31, 2009, 2008 and 2007
(Amounts expressed in thousands of Reais, unless otherwise indicated)

Consolidated	Telefônica Serviços Empresariais do Brasil Ltda.	Telefónica Internacional S.A.	SP Telecom	Colômbia Telecomunicações(Telecon)	Telefônica Pesquisa e Desenv. Ltda.	Other	Total 2009	2008
ASSETS

Current assets	13,083	49,474	-	15,121	77	32,326	643,528	448,337
Trade accounts receivable	970	-	-	-	43	9,548	523,272	317,915
Other assets	12,113	49,474	-	15,121	34	22,778	120,256	130,422

Noncurrent assets	1,232	14,841	-	58	67	1,002	23,541	22,863
Other assets	1,232	14,841	-	58	67	1,002	23,541	22,863

Total assets	14,315	64,315	-	15,179	144	33,328	667,069	471,200

LIABILITIES
Current liabilities	16,205	154,739	37,962	-	21,328	26,504	866,873	766,177
Trade accounts payable	14,610	272	-	-	21,301	19,562	595,153	405,503
Interest on shareholders’ equity	-	115,530	37,962	-	-	-	153,492	311,477
Other liabilities	1,595	38,937	-	-	27	6,942	118,228	49,197

Noncurrent liabilities	2,374	-	-	2,514	4	7,062	15,542	31,875
Other liabilities	2,374	-	-	2,514	4	7,062	15,542	31,875

Total liabilities	18,579	154,739	37,962	2,514	21,332	33,566	882,415	798,052

STATEMENT OF INCOME
Revenue	5,066	899	-	-	308	13,220	381,307	384,544
Telecommunications services	2,595	-	-	-	73	12,962	376,333	375,122
Financial income	-	899	-	-	-	-	899	5,029
Other operating revenues	2,471	-	-	-	235	258	4,075	4,393

Costs and expenses	(80,022)	(5,859)	-	-	(12,974)	(28,142)	(2,876,914)	(2,698,005)
Cost of services provided	(26,126)	-	-	-	(7,699)	(18,065)	(2,302,228)	(2,238,933)
Selling	(3,257)	(1)	-	-	(4,237)	(5,105)	(486,675)	(428,543)
General and administrative	(50,639)	(5,858)	-	-	(1,038)	(942)	(83,643)	(22,985)
Other operating expenses	-	-	-	-	-	(4,030)	(4,368)	(7,544)

Trade accounts receivable include receivables for telecommunications services, principally Vivo S.A., Atento Brasil S.A., Terra Networks Brasil S.A., Telefonica de Argentina S.A. and Telefónica de España S.A., particularly for long-distance services, and Tiws Brasil Ltda, due the contract of rendering services of rights of use of undersea fiber optic.

Other intercompany receivables in current and non-current assets comprise credits from Telefónica Internacional S.A., Telefonica CTC Chile S.A, Telefônica Serviços Empresariais do Brasil Ltda., Telefônica Telecom Colombia and other group companies, corresponding to services rendered, advisory fees, expenses with salaries and other expenses paid by the Company to be refunded by the related companies.

Trade accounts payable include services provided primarily by Atento Brasil S.A., Vivo S.A., TIWS Brasil Ltda, Terra Networks Brasil S.A., Telefônica Pesquisa e Desenvolvimento do Brasil Ltda., and for international long-distance services provided principally by Telefónica de España S.A. We also highlight the rendering of administrative services in the accounting, financial, human resources, property, logistics and IT areas payable to Telefônica Serviços Empresariais do Brasil Ltda.

Other intercompany payables in current and non-current liabilities are comprised mainly of management and technical services payable to Telefónica Internacional S.A., SP Telecomunicações Holding Ltda., Telefonica Telecom Colombia and reimbursements payable to Tiws Brasil Ltda and Telefônica Serviços Empresariais do Brasil Ltda.

Revenue from telecommunications services comprises mainly billings to Vivo S.A., Terra Networks Brasil S.A. and Atento Brasil S.A.

Other operating revenues are basically from network infrastructure leased to Vivo S.A. and Atento Brasil S.A.

telecomunicações de são paulo s.a. – telesp
notes to the consolidated financial statements
For the years ended December 31, 2009, 2008 and 2007
(Amounts expressed in thousands of Reais, unless otherwise indicated)

Cost of services provided refers mainly to interconnection and traffic services (mobile terminal) expenses, provided by Vivo S.A., call center management services provided by Atento Brasil S.A. and supply of international transmission infrastructure by Tiws Brasil Ltda.

Selling expenses refer mainly to marketing services by Atento Brasil S.A. and commissions paid to cellular telephone operators with Vivo S.A.

General and administrative expenses refer to administrative management services provided by Telefônica Serviços Empresariais do Brasil Ltda., and management and technical services payable to Telefónica Internacional S.A.

MANAGEMENT FEES

Compensation paid by the Company to its Management and Statutory Officers in 2009 was approximately R$13,500 (R$11,248 in 2008). Of this amount, R$8,700 (R$8,737 in 2008) refers to salaries and fringe benefits, and R$4,800 (R$2,511 in 2008) to bonuses.

31.	Reserve for Post-Retirement Benefit Plans

The plans sponsored by the Company and the related benefit types are as follows:

Plan	Type (1)	Entity	Sponsor
PBS-A	DB	Sistel	Telecomunicações de São Paulo S.A. - Telesp, in conjunction with the other companies resulting from the breakup of Telebrás
PAMA/PCE (2)	DB	Sistel	Telecomunicações de São Paulo S.A. - Telesp, in conjunction with the other companies resulting from the breakup of Telebrás
CTB	DB	TELESP	Telecomunicações de São Paulo S.A. - Telesp
PBS TELESP	DB	VisãoPrev	Telecomunicações de São Paulo S.A. - Telesp
VISÃO ASSIST	Mixed-type	VisãoPrev	A. Telecom S.A.
VISÃO TELEFÔNICA EMPRESAS	Mixed-type	VisãoPrev	Telefônica Data S.A.
VISÃO TELESP	Mixed-type	VisãoPrev	Telecomunicações de São Paulo S.A. - Telesp and VisãoPrev

(1)DB = Defined Benefit Plan;
DC = Defined Contribution Plan;
Mixed-type plan = Plan that offers both DB and DC-type benefits. Only assets and liabilities relating to these plans’ defined benefit portions will be disclosed in the reconciliations, in compliance with CVM Rule No. 371.

Telesp individually sponsors a defined benefit retirement plan (PBS Telesp Plan), administered by Visão Prev, which covers approximately 0.50% of the Company’s employees. In addition to the supplemental pension benefit, a multiemployer plan (PBS-A) and health care plan (PAMA) are provided to retired employees and their dependents (administered by Fundação Sistel), at shared costs. Contributions to the PBS Telesp Plan are determined based on actuarial valuations prepared by independent actuaries, in accordance with the rules in force in Brazil. The funding procedure is the capitalization method and the sponsor’s contribution is 15.69% of payroll of employees covered by the plan, of which 14.19% is allocated to fund the PBS Telesp Plan and 1.5% to the PAMA Plan.

telecomunicações de são paulo s.a. – telesp
notes to the consolidated financial statements
For the years ended December 31, 2009, 2008 and 2007
(Amounts expressed in thousands of Reais, unless otherwise indicated)

For other Telesp employees, there is an individual defined contribution plan - Visão Telesp Benefit Plan. The Visão Telesp Plan is funded by contributions made by the participants (employees) and by the sponsor which are credited to participants’ individual accounts. Telesp is responsible for bearing all plan’s administrative and maintenance expenses, including participant’s death and disability risks. The Company’s contributions to the Visão Telesp Plan are equal to those of the employees, varying from 2% to 9% of the contribution salary, based on the percentage chosen by the participant.

Additionally, the Company supplements the retirement benefits of certain employees of the former CTB - Companhia Telefônica Brasileira.

During 2009, the Company made contributions to the PBS Telesp Plan in the amount of R$22 (R$28 in 2008) and to Plano Visão Telesp in the amount of R$22,861 (R$20,297 in 2008).

A. Telecom sponsors two private pension plans for defined contribution; namely, one similar to that of Telesp, denominated Visão Assist Benefits Plan, which is granted to approximately 30% of its employees and another, denominated Visão A. Telecom Benefits Plan, whose basic and additional contributions by sponsor correspond to 30% of basic and additional contribution by participants. The contributions of A. Telecom to these plans totaled R$330 (R$313 in 2008).

Telefonica Data S.A. individually sponsors a defined contribution plan similar to that of the Company, the Visão Telefônica Empresas Benefit Plan. Total contributions to this plan amounted to R$652 (R$646 in 2008).

The actuarial valuation of the plans was made in December 2009 and 2008, based on the record of plan members as of August 2009 and 2008, respectively, and the financial information as of December 31, 2009 and 2008, respectively, adopting the projected unit credit method. Actuarial gains or losses for each year were immediately recognized in each of the periods. The plan’s assets relate to December 31, 2009 and 2008, respectively, and that for multiemployer plans (PAMA and PSB-A), apportionment of the plan assets was made based on the sponsoring entity’s actuarial liabilities in relation to the plans’ total actuarial liabilities.

Actuarial liabilities recorded by the Company as of December 31, 2009 and 2008 is as follows:

Plan	2009	2008

CTB	23,508	26,482
PAMA	168,419	122,288
Total Consolidated	191,927	148,770

a. Reconciliation of assets and liabilities

	2009
	CTB	PAMA (i)	PBS-A (i)	PBS	Visão Telesp/Assist/TData

Total actuarial liabilities	23,508	238,768	1,082,459	93,098	31,348
Fair value of assets	-	70,349	1,479,619	108,062	110,828
Liabilities (assets), net	23,508	168,419	(397,160)	(14,964)	(79,480)

Unrecorded surpluses (ii)	-	-	397,160	14,964	79,480
Recorded balance	23,508	168,419	-	-	-

telecomunicações de são paulo s.a. – telesp
notes to the consolidated financial statements
For the years ended December 31, 2009, 2008 and 2007
(Amounts expressed in thousands of Reais, unless otherwise indicated)

	2008
	CTB	PAMA (i)	PBS-A (i)	PBS	Visão Telesp/Assist/TData

Total actuarial liabilities	26,482	190,541	1,068,380	91,583	28,875
Fair value of assets	-	68,253	1,463,441	92,168	93,273
Liabilities (assets), net	26,482	122,288	(395,061)	(585)	(64,398)

Unrecorded surpluses (ii)	-	-	395,061	585	64,398
Recorded balance	26,482	122,288	-	-	-

(i)	Refers to the proportional share of Telesp in the assets and liabilities of the PAMA and PBS-A multiemployer plans.
(ii)	Surplus was not recorded by the sponsors as assets in view of limitations imposed by the Private pension management council.

b. Total expenses recognized in income

	2009
	CTB	PAMA (i)	PBS-A (i) (ii)	PBS	Visão Telesp/Assist/TData

Current service cost	-	157	-	156	3,752
Interest cost	2,503	18,973	104,319	8,935	2,736
Expected return on plan assets	-	(7,064)	(169,599)	(9,976)	(10,380)
Employee contributions	-	-	-	(21)	(384)
	2,503	12,066	(65,280)	(906)	(4,276)

	2008
	CTB	PAMA (i)	PBS-A (i) (ii)	PBS	Visão Telesp/Assist/TData

Current service cost	-	187	-	124	2,846
Interest cost	2,073	14,532	93,587	7,926	2,258
Expected return on plan assets	-	(5,794)	(156,392)	(10,701)	(7,688)
Employee contributions	-	-	-	(34)	(161)
	2,073	8,925	(62,805)	(2,685)	(2,745)

c. Change in net actuarial liabilities (assets)

	CTB	PAMA	PBS-A	PBS	Visão Telesp/Assist/TData

Liabilities (assets) recorded in the balance sheet on December 31, 2007	20,790	74,636	(563,192)	(22,331)	(47,686)
Expenses in 2008	2,073	8,925	(62,805)	(2,685)	(2,745)

telecomunicações de são paulo s.a. – telesp
notes to the consolidated financial statements
For the years ended December 31, 2009, 2008 and 2007
(Amounts expressed in thousands of Reais, unless otherwise indicated)

Contribution of the Companies in 2008	(3,323)	(5)	-	(328)	(2,200)
(Gain)/Loss generated in the period	6,942	38,732	230,936	24,759	(11,767)
Overfunding not recorded in the balance sheet	-	-	(395,061)	(585)	(64,398)
Liabilities recorded in the balance sheet on December 31, 2008	26,482	122,288	-	-	-

Expenses in 2009	2,503	12,066	(65,280)	(906)	(4,276)
Contribution of the Companies in 2009	(3,133)	(15)	-	(20)	(2,739)
(Gain)/Loss generated in the period	(2,344)	34,080	63,181	(13,453)	(8,067)
Overfunding not recorded in the balance sheet	-	-	(397,160)	(14,964)	(79,480)
Liabilities recorded in the balance sheet on December 31, 2009	23,508	168,419	-	-	-

d. Change in actuarial liabilities

	CTB	PAMA	PBS-A	PBS	Visão Telesp/Assist/TData

Actuarial liabilities at December 31, 2007	20,790	137,634	905,636	76,802	22,561
Cost of current service	-	187	-	124	2,846
Interest in actuarial liabilities	2,073	14,532	93,587	7,926	2,258
Benefits paid during the year	(3,323)	(7,426)	(83,746)	(6,025)	(764)
Actuarial (gains)/losses in the year	6,942	45,614	152,903	12,756	1,974

Actuarial liabilities at December 31, 2008	26,482	190,541	1,068,380	91,583	28,875

Cost of current service	-	157	-	134	3,368
Interest in actuarial liabilities	2,503	18,973	104,318	8,935	2,736
Benefits paid during the year	(3,133)	(7,817)	(84,183)	(6,341)	(552)
Participant’s contributions in the year	-	-	-	10	224
Actuarial (gains)/losses in the year	(2,344)	36,913	(6,056)	(1,223)	(3,303)

Actuarial liabilities at December 31, 2009	23,508	238,767	1,082,459	93,098	31,348

e. Change in plan assets

	CTB	PAMA	PBS-A	PBS	Visão Telesp/Assist/TData

Fair value of plan assets at December 31, 2007	-	62,998	1,468,827	99,133	70,248
Benefits paid in the year	(3,323)	(7,426)	(83,746)	(6,025)	(764)
Sponsor’s contributions in the year	3,323	5	-	340	2,406
Expected return on plan assets in the year	-	5,794	156,393	10,701	7,689
Gains/(losses) on assets	-	6,882	(78,033)	(11,981)	13,694

telecomunicações de são paulo s.a. – telesp
notes to the consolidated financial statements
For the years ended December 31, 2009, 2008 and 2007
(Amounts expressed in thousands of Reais, unless otherwise indicated)

	CTB	PAMA	PBS-A	PBS	Visão Telesp/Assist/TData

Fair value of plan assets at December 31, 2008	-	68,253	1,463,441	92,168	93,273

Benefits paid in the year	(3,133)	(7,817)	(84,183)	(6,341)	(552)
Sponsor’s contributions in the year	3,133	15	-	30	2,962
Expected return on plan assets in the year	-	7,064	169,599	9,976	10,381
Gains/(losses) on assets	-	2,833	(69,238)	12,229	4,764

Fair value of plan assets at December 31, 2009	-	70,348	1,479,619	108,062	110,828

f. Expenses estimated for 2010

	CTB	PAMA	PBS-A	PBS	Visão Telesp/Assist/TData

Cost of current service	-	160	-	93	3,933
Interest cost	2,148	23,038	102,290	8,803	2,865
Expected return on assets	-	(6,490)	(141,762)	(11,334)	(11,970)
Employee contributions	-	-	-	(14)	(270)
Total expenses (reversals) for 2010	2,148	16,708	(39,472)	(2,452)	(5,442)

g. Actuarial assumptions

2009	Expected return rate on plan assets	Future salary increase rate	Medical cost increase rate	Benefit growth rate	Increase in use of medical services for each additional year of age	Expected age established for the use of medical services	Expected age established for retirement

PBS/Visão Telesp/Visão Assist/Visão T.Data	10.84%	PBS: 6.14% Visão: 6.79%	N/A	4.60%	N/A	N/A	First age for right to one of the benefits
CTB	N/A	N/A	N/A	4.60%	N/A	N/A	First date on which it becomes eligible for a Social Security benefit
PAMA	9.84%	N/A	7.73%	N/A	4.00%	5% to reach 52 years and 10 of participation, 3% for each subsequent year, 100% in eligibility for normal retirement	N/A
PBS-A	9.86%	N/A	N/A	4.60%	N/A	N/A	N/A

Note: All rates are nominal, except for medical services claim frequencies.

telecomunicações de são paulo s.a. – telesp
notes to the consolidated financial statements
For the years ended December 31, 2009, 2008 and 2007
(Amounts expressed in thousands of Reais, unless otherwise indicated)

In addition to the above-mentioned assumptions, other assumptions common to all plans were adopted, as follows:

•	Actuarial liability discount-to-present-value rate: 9.83%;
•	Inflation rate: 4.60%;
•	Capacity factor for salaries and benefits: 98%;
•	Turnover: 0.15/(years of service +1), zero from age 50;
•	Disability entry table: Mercer Disability;
•	Actuarial Table: AT83 segregated by sex; and
•	Disability mortality table: IAPB-57

2008	Expected return rate on plan assets	Future salary increase rate	Medical cost increase rate	Benefit growth rate	Increase in use of medical services for each additional year of age	Expected age established for the use of medical services	Expected age established for retirement

PBS/Visão Telesp/Visão Assist/Visão T.Data	11.15%	PBS: 6.44% Visão: 7.10%	N/A	4.90%	N/A	N/A	First age for right to one of the benefits
CTB	N/A	N/A	N/A	4.90%	N/A	N/A	First date on which it becomes eligible for a Social Security benefit
PAMA	10.88%	N/A	8.04%	N/A	4.00%	5% to reach 52 years and 10 of participation, 3% for each subsequent year, 100% in eligibility for normal retirement	N/A
PBS-A	11.91%	N/A	N/A	4.90%	N/A	N/A	N/A

Note: All rates are nominal, except for medical services claim frequencies.

In addition to the above-mentioned assumptions, other assumptions common to all plans were adopted, as follows:

•	Actuarial liability discount-to-present-value rate: 10.14%;
•	Inflation rate: 4.90%;
•	Capacity factor for salaries and benefits: 98%;
•	Turnover: 0.15/(years of service +1), zero from age 50;
•	Disability entry table: Mercer Disability;
•	Actuarial Table: AT83 segregated by sex; and
•	Disability mortality table: IAPB-57

32.	Insurance

The Company and its subsidiaries’ polices as well as that of the Telefónica Group includes the maintenance of insurance coverage for all assets and liabilities involving significant amounts and high risks based on management’s judgment and following Telefónica S.A.’s corporate program guidelines.

telecomunicações de são paulo s.a. – telesp
notes to the consolidated financial statements
For the years ended December 31, 2009, 2008 and 2007
(Amounts expressed in thousands of Reais, unless otherwise indicated)

Management of the Company and its subsidiaries understand that insurance is provided in amounts deemed sufficient to cover related risks. The main assets, liabilities or interests covered by insurance and their respective amounts are as follows:

Type	Insurance coverage

Operational risks (with loss of profits)	US$11,009,916 mil
Optional civil responsibility - vehicles	R$1,000
ANATEL guarantee insurance	R$19,996
33.	Financial Instruments

The table below shows a breakdown of financial assets and liabilities as of December 31, 2009.

	Consolidated
Financial assets	Measured at fair value through profit or loss	Available for sale	Amortized cost	Total Book Value	Total Fair Value

Current assets
Cash and cash equivalents (Note 5)	2,277,016	-	-	2,277,016	2,277,016
Derivatives	575	-	-	575	575

Noncurrent assets
Interests in other companies (note11)	-	285,059	-	285,059	285,059
Amounts linked to the National Treasury Securities (Note 9)	-	-	12,005	12,005	12,005
Total financial assets	2,277,591	285,059	12,005	2,574,655	2,574,655

	Consolidated
Financial liabilities	Amortized cost	Hedge	Total Book Value	Total Fair Value
Current liabilities
Loans and financing (Note 14)	256,753	-	256,753	256,753
Debentures (Note 15)	1,510,806	-	1,510,806	1,510,806
Derivatives	-	8,389	8,389	8,389

Noncurrent liabilities
Loans and financing (Note 14)	1,752,402	-	1,752,402	1,752,402
Derivatives	-	23,282	23,282	23,282
Total financial liabilities	3,519,961	31,671	3,551,632	3,551,632

The Company and its subsidiaries made a valuation of their financial assets and liabilities in relation to market values based on available information and appropriate valuation methodologies. However, the interpretation of market information, as well as the selection of methodologies, requires considerable judgment and reasonable estimates in order to produce adequate realizable values. As a result, the estimates presented do not necessarily indicate the amounts which might be realized in the current market. The use of different market approaches and/or methodologies for the estimates may have a significant effect on the estimated realizable values.

Interests in other companies

The Company has direct and indirect interests in other companies resulting from the privatization process. These investments, measured at market value, consider the latest quotation available in December 2009 and 2008.

telecomunicações de são paulo s.a. – telesp
notes to the consolidated financial statements
For the years ended December 31, 2009, 2008 and 2007
(Amounts expressed in thousands of Reais, unless otherwise indicated)

The table below shows the composition of investments in other companies at market value as of December 31, 2009 and 2008:

		Consolidated
	% Partic.	2009	2008

Portugal Telecom	1.21	227,702	210,431
Zon Multimédia	0.52	17,654	19,531
Other Investments		39,703	35,416

Total		285,059	265,378

Risk Management Policy

The Company is exposed to several market risks as a result of its commercial operations, debts obtained to finance its activities and debt-related financial instruments.

The principal market risk factors that affect the Company’s business are detailed below:

a. Exchange rate risk

This risk arises from the possibility that the Company may incur losses due to exchange rate fluctuations, which would increase the balances of loans financing and purchase commitments denominated in foreign currency and the related financial expenses. In order to minimize the risk of financial liabilities in foreign currency, the Company enters into hedge contracts (swaps) with financial institutions.

The Company’s indebtedness (R$23,006 on December 31, 2009), and the net purchase commitment liabilities denominated in foreign currency (R$3,788 on December 31, 2009) are significantly affected by the foreign exchange rate risk. As of December 31, 2009, 0.65% (13.68% on December 31, 2008) of the debt was denominated in foreign currency (U.S. dollar); the debt as of December 31, 2009 and 2008 was covered by asset positions on currency hedge transactions (swaps for CDI).

 b. Interest rate risk

This risk arises from the possibility that the Company may incur losses due to interest rate fluctuations affecting the Company’s results (debentures) and the short positions of derivatives at floating interest rates to cover the risks of foreign currency-denominated debts.

The debt taken out from BNDES bank is indexed by the TJLP (Long Term Interest Rate quarterly set by the National Monetary Council), which was kept at 6.25% per annum from July 2007 to late June 2009. As of July 2009, it was announced a TJLP rate reduction to 6% per annum, which positively impacted this portion of the debt. Until the end of this year, the rate was kept at 6% per annum.

In order to minimize its exposure to the local variable interest rate (CDI), the Company invests its excess cash, amounting to R$2,266,896 (R$1,709,013 at December 31, 2008), substantially in short-term investments (Bank Deposit Certificates) based on the CDI rate variation. The book values of these instruments approximate market values, since they may be redeemed in the short term. As of December 31, 2009, the Company also contracted CDI + 0.35% of CDI percentage swap with identical flows of those of debentures (Note 15).

telecomunicações de são paulo s.a. – telesp
notes to the consolidated financial statements
For the years ended December 31, 2009, 2008 and 2007
(Amounts expressed in thousands of Reais, unless otherwise indicated)

c. Debt acceleration risk

As of December 31, 2009, the Company has one financing agreement in force, which contains restrictive clauses (covenants), typically applicable to such agreements, relating to cash generation, debt ratios and other restrictions. The Company has complied with these restrictive clauses in full, and such covenants do not restrict its ability to conduct its ordinary course of business. These covenants – which could otherwise demand payment of liabilities at an earlier time – have been fully performed by the Company, and all economic and financial indexes contractually provided have been achieved.

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

As of December 31, 2009, the Company’s customer portfolio had no subscribers whose receivables were individually higher than 1% of the total accounts receivable from services.

The Company is also subject to credit risk related to temporary cash investments and receivables from swap transactions. The Company reduces this exposure by dispersing it among first-line financial institutions.

e. Counterparty credit risk

There is a credit risk from the possibility that the Company may incur losses associated with its receivables from adjustments of swap transactions with financial institutions. To minimize this risk, the Company operates in order to diversify this exposure between counterparties of first line, according to their Credit Policy.

Derivatives

All the Company’s derivative instruments have the objective of providing a hedge against the risk of variation in foreign exchange and internal interest rates arising from financial debts, according to the company’s risk management policy. As such, any changes in risk factors generate an opposite effect on the hedged end. There are no derivative instruments for speculative purposes and liabilities in foreign exchange are hedged.

The Company has internal controls over its derivative instruments, which, according to management, are adequate to control the risks associated with each market strategy. The Company’s results derived from its derivative financial instruments indicate that the risks have been adequately managed.

The Company and its subsidiaries determine the effectiveness of these hedge instruments upon origination and on an ongoing basis (quarterly). As of December 31, 2009, the hedge instruments taken were effective for the debts they are intended to provide coverage. Provided these derivatives contracts qualify as hedge accounting under Technical Pronouncement CPC No. 14 and OCPC 03, the debt covered may also be adjusted at fair value as per the rules applicable to fair value hedge.

telecomunicações de são paulo s.a. – telesp
notes to the consolidated financial statements
For the years ended December 31, 2009, 2008 and 2007
(Amounts expressed in thousands of Reais, unless otherwise indicated)

Fair value of derivative financial instruments

The discounted cash flow method was used to determine the market value of finance liabilities (where  applicable) and derivative instruments (currency and interest rate swap), considering expected settlement of liabilities or realization of assets at the market rates prevailing at balance sheet date.

Fair values are calculated by projecting future operating flows, using BM&F Bovespa curves, and discounting to present value through market DI rates for swaps, as informed by BM&F Bovespa.

The market value of currency coupon swaps vs. CDI were obtained through market currency rates in force at the balance sheet date and projected market rates were obtained from currency coupon curves. The coupon for positions indexed to foreign currencies was determined using the 360-calendar-day straight-line convention; the coupon for positions indexed to CDI was determined using the 252-workday exponential convention.

The consolidated derivative financial instruments shown below are registered with CETIP. All of them are classified as swaps and do not require margin deposits.

		Notional Value		Fair value		Accumulated effect 2009
Description	Index	2009	2008	2009	2008	Amount receivable / (received)	Amount payable / (paid)

Swap Contracts
Assets
Foreign Currency (a)		26,351	407,944	23,010	511,059	-	-
Banco do Brasil	EUR	-	65,000	-	84,799	-	-
Banco do Brasil	JPY	-	105,698	-	171,878	-	-
BES	USD	3,155	6,967	2,718	7,219	-	-
Citibank	JPY	-	147,351	-	129,172	-	-
Santander	JPY	-	56,092	-	89,776	-	-
Votorantim	USD	23,196	26,836	20,292	28,215	-	-

Variable rates (CDI) (b)		1,500,000	1,500,000	1,514,243	1,524,371	575	-
Banco do Brasil	CDI + fixed rate	500,000	500,000	504,748	508,124	205	-
HSBC	CDI + fixed rate	400,000	400,000	403,798	406,499	150	-
Citibank	CDI + fixed rate	400,000	400,000	403,798	406,499	142	-
Votorantim	CDI + fixed rate	200,000	200,000	201,899	203,249	78	-

Liabilities
Variable rates (CDI)		(26,351)	(407,944)	(54,681)	(451,976)	-	(31,671)
Banco do Brasil	CDI	-	(65,000)	-	(72,482)	-	-
Banco do Brasil	CDI	-	(105,698)	-	(114,529)	-	-
BES	CDI	(3,155)	(6,967)	(6,547)	(13,155)	-	(3,829)
Citibank	CDI	-	(147,351)	-	(137,435)	-	-
Santander	CDI	-	(56,092)	-	(63,702)	-	-
Votorantim	CDI	(23,196)	(26,836)	(48,134)	(50,673)	-	(27,842)

Variable rates (CDI)		(1,500,000)	(1,500,000)	(1,513,670)	(1,525,050)	-	-
Banco do Brasil	CDI	(500,000)	(500,000)	(504,543)	(508,312)	-	-
HSBC	CDI	(400,000)	(400,000)	(403,649)	(406,690)	-	-
Citibank	CDI	(400,000)	(400,000)	(403,657)	(406,712)	-	-
Votorantim	CDI	(200,000)	(200,000)	(201,821)	(203,336)	-	-

Total registrered						575	(31,671)

a) Swaps of foreign currency x CDI (asset position on derivative fair value of the R$23,010) – swap operations with several maturities until 2014, with the objective of hedging foreign exchange in loan operations with these characteristics (debt fair value of R$23,007).

b) Swap CDI + 0.35% x CDI percentage swap (asset position on derivative fair value of R$1,514,243) – contracted swap operations maturing until September 2010 with identical flow as that of debentures (Note 15), to cover the risk of fixed spread (0.35%) (fair value of debentures, excluding premium of R$1,514,243).

As of December 31, 2009, the Company no longer has CDI Swap x Prefixed contracts to partially cover fluctuations in internal interest rates in relation to payable swap operations of CDI-exposed derivatives.

The aging list of swap contracts as of December 31, 2009 is as follows:

telecomunicações de são paulo s.a. – telesp
notes to the consolidated financial statements
For the years ended December 31, 2009, 2008 and 2007
(Amounts expressed in thousands of Reais, unless otherwise indicated)

Swap contracts	Maturity
	2010	2011	2012	2013 and thereafter	Amount payable/ receivable 31/12/2009

Foreign Currency x CDI	(8,389)	(7,447)	(6,738)	(9,097)	(31,671)
BES	-	(3,829)	-	-	(3,829)
VOTORANTIM	(8,389)	(3,618)	(6,738)	(9,097)	(27,842)

CDI+Spread x CDI	575	-	-	-	575
BANCO DO BRASIL	205	-	-	-	205
HSBC	150	-	-	-	150
CITIBANK	142	-	-	-	142
VOTORANTIM	78	-	-	-	78

For reporting purposes, the Company adopted the hedge accounting method for all of its foreign currency swaps x CDI. Under this methodology, both the derivative and the hedged item are measured at fair value. The derivatives associated with the debentures were not considered pursuant to this methodology.

For the year ended December 31, 2009, derivative operations generated a net consolidated loss of R$58,035 (Note 28). At December 31, 2009, 100.00% of the Company’s foreign currency denominated debt was covered by asset positions on currency hedge transactions (swaps for CDI), which generated a net consolidated loss of R$59,630. The Company also has operations involving swap – CDI + spread vs. %CDI, in the principal amount of R$1,500,000, to cover fixed debentures spread, which generated gains of R$1,650. Swap operations – CDI vs. pre, generated a net consolidated loss of R$55 during the year.

At December 31, 2009, the balance of R$575 is recorded as assets and R$31,671 as liabilities, recognizing the position of derivatives as of that date.

Gains and losses for the year ended December 31, 2009, grouped by contracts, were posted to profit and loss accounts (Note 28), as required by CVM Instruction No. 475/08.

Sensitivity Analysis of the Company’s risk variables

CVM Instruction requires listed companies to disclose, in addition to the provisions of item 59 of Technical Pronouncement CPC No. 14 - Financial Instruments: Recognition, Measurement and Disclosure, a table showing the sensitivity analysis of each type of market risk inherent in financial instruments considered relevant by management and to which the company is exposed at the closing date of each reporting period, including all operations involving derivative financial instruments.

In compliance with the foregoing, all the operations involving derivative financial instruments were evaluated considering a probable scenario and two scenarios that may adversely impact the Company.

The assumption taken into consideration under the probable scenario was to keep what has been signaled by the market through BM&F Bovespa market curves (currencies and interest rates) on the maturity dates of each transaction. Accordingly, the probable scenario does not provide for any impact on the fair value of the financial instruments above stated. For scenarios II and III, risk variables contemplated 25% and 50% deterioration, respectively, pursuant to the applicable CVM instruction.

Considering that the Company has derivative instruments only to cover its financial debt, the changes in scenarios offset by changes in the related hedged items, thus indicating that the effects are practically null. For these operations, the Company reported the value of the hedged item (debt) and of the hedge derivative financial instrument on separate rows in the sensitivity analysis table in order to provide information on the Company’s net exposure for each of the three mentioned scenarios, as shown below:

telecomunicações de são paulo s.a. – telesp
notes to the consolidated financial statements
For the years ended December 31, 2009, 2008 and 2007
(Amounts expressed in thousands of Reais, unless otherwise indicated)

Sensitivity Analysis – Net Exposure

Operation	Risk	Probable	25% Decrease	50% Decrease

Hedge (Assets)	Derivatives (risk of USD decrease)	23,010	29,232	35,663
USD-denominated debt	Debts (risk of USD increase)	(23,007)	(29,229)	(35,660)
	Net Exposure	3	3	3

Hedge (Assets)	Derivatives (risk of CDI decrease)	1,514,243	1,530,641	1,550,921
CDI-denominated debt	Debentures (risk of CDI increase)	(1,514,243)	(1,530,641)	(1,550,921)
	Net Exposure	-	-	-

Hedge (Liabilities - CDI)	Derivatives (risk of CDI increase)	(1,568,351)	(1,588,223)	(1,612,261)
	Net Exposure	(1,568,351)	(1,588,223)	(1,612,261)

Total net exposure in each scenario		(1,568,348)	(1,588,220)	(1,612,258)

Effect on changes in fair value, net		-	(19,872)	(43,910)

Assumptions for analysis of sensitivity

Risk variable	Scenario I	Scenario II	Scenario III
USD	1.741	2.177	2.612
CDI	8.55%	10.69%	12.83%

The net exposure in CDI shown in the sensitivity analysis does not reflect the Company’s total exposure to the internal interest rate, considering that, as previously mentioned, the Company uses short-term investments based on the CDI rate variation as a partial “natural hedge” (R$2,266,896 at December 31, 2009).

In order to derive the net exposure, all derivatives were considered at market value, as well as their associated debts (hedged items).

While the fair values shown in the table above are based on the status of the portfolio as of December 31, 2009, they do not reflect an estimated realization in view of the market dynamics, always monitored by the Company. The use of different assumptions may significantly impact estimates.

34.	Summary of the differences between Accounting Practices adopted in Brazil (“Brazilian GAAP”) and Accounting Principles Generally Accepted in the United States of America (“U.S. GAAP”)

The Company's accounting policies follow accounting practices adopted in Brazil (“Brazilian GAAP”), which are based on the Brazilian Corporate Law (Law No. 6,404/76, as amended) and accounting standards and procedures established by the Brazilian Securities Commission (CVM). A summary of the Company’s principal current accounting policies that differ significantly from U.S. GAAP is set forth below.

a.	Change in basis of presentation

As mentioned in Note 3, the financial statements of the Company, subsidiaries and associates have been prepared based on the accounting practices adopted in Brazil, as well as on the rules issued by the telecomunicações de são paulo s.a. – telesp
notes to the consolidated financial statements
For the years ended December 31, 2009, 2008 and 2007
(Amounts expressed in thousands of Reais, unless otherwise indicated)

Brazilian Securities and Exchange Commission (CVM), with due regard to the accounting standards set forth in the corporation law (Law No. 6,404/76), which include the new provisions introduced, amended and revoked by Law No. 11,638 and by Provisional Executive Act No. 449 as from January 1, 2008 as permitted by paragraph 10 under CVM Resolution No. 565, which  approved accounting statement CPC 13 – Initial Adoption of Law No. 11,638/07 and of Provisional Executive Act No. 449/08 (turned into Law No. 11,941/09 of May 27, 2009); therefore, the Company financial statements for 2007 have not been presented in conformity with the same accounting practices and, thus, are not comparable.

For the year ended on December 31, 2009 and 2008, the reconciliation of net income and shareholders’equity under Brazilian GAAP to U.S. GAAP reflects the new accounting guidance by the adoption of Law No. 11,638/07. For the year ended on December 31, 2007, the financial data is stated at historical information.

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

c.	Different criteria for capitalizing and depreciating capitalized interest

Until December 31, 1998, under Brazilian GAAP, as applied to companies in the telecommunications industry, interest attributable to construction-in-progress was computed at the rate of 12% per annum of the balance of construction-in-progress and that part which related to interest on third-party loans was credited to interest expense based on actual interest costs with the balance relating to its own capital being credited to capital reserves. Since January 31, 1999, the Company did not capitalize interest attributable to construction-in-progress under Brazilian GAAP.

Under U.S. GAAP, interest incurred on borrowings is capitalized to the extent that borrowings do not exceed construction-in-progress. The credit is a reduction of interest expense. Under U.S. GAAP, capitalized interest is added to the individual assets and is depreciated over their useful lives. Under U.S. GAAP, the amount of interest capitalized excludes the monetary gain associated with the borrowings and the foreign exchange gains and losses on foreign currency borrowings. The U.S. GAAP differences between the accumulated capitalized interest on disposals and the accumulated depreciation on disposals relate to the differences between capitalized interest and related accumulated depreciation under Brazilian GAAP and U.S. GAAP, which is included in the net book value of disposed property, plant and equipment.

The effects of these different criteria for capitalizing and depreciating capitalized interest are presented below:

	2009	2008	2007
Capitalized interest difference
U.S. GAAP capitalized interest:
Interest which would have been capitalized and credited to income under U.S. GAAP (interest incurred on loans from the Company's parent and from third parties, except in years where total loans exceeded total Construction in progress, when capitalized interest is reduced proportionately)	63,657	53,940	34,475
Capitalized interest on disposals	(35,033)	(16,971)	(10,097)
	28,624	36,969	24,378
Less Brazilian GAAP capitalized interest:
Capitalized interest on disposals	33,848	16,737	10,091

U.S. GAAP difference	62,472	53,706	34,469

telecomunicações de são paulo s.a. – telesp
notes to the consolidated financial statements
For the years ended December 31, 2009, 2008 and 2007
(Amounts expressed in thousands of Reais, unless otherwise indicated)

	2009	2008	2007
Depreciation of capitalized interest difference
Capitalized interest on disposals	(33,848)	(16,737)	(10,091)

Less: Depreciation under U.S. GAAP	(71,334)	(167,050)	(173,888)
U.S. GAAP difference in accumulated depreciation on disposals	27,290	13,389	6,240
	(44,044)	(153,661)	(167,648)

U.S. GAAP difference	(77,892)	(170,398)	(177,739)

d.	Pension and other post-retirement benefits

The Company participates in two multiemployer benefit plans (PBS-A and PAMA) for its retired employees that are operated and administered by SISTEL and provides for the costs of other post-retirement benefits (health-care benefits) based on a fixed percentage of remuneration, as recommended annually by independent actuaries. For purposes of U.S. GAAP, the Company is only required to expense its annual contributions due to multiemployer plans. The Company also sponsors a single-employer defined pension benefit plan (PBS) and, together with its subsidiaries, sponsors single-employer defined contribution pension plans (Visão). Under Visão Plans, besides the contributions to the plans, the Company and its subsidiaries are responsible for funding the risks of death and disability of participants. Under  U.S. GAAP, “Employers’ Accounting for Pensions” was applied for the multiemployer plan and the single employer plans were applied with effect from January 1, 1992, because it was not feasible to apply them from the effective date specified in the standard.

Under Brazilian GAAP, if there is sufficient information available, multiemployer defined benefit pension plans and other post-retirement benefits should be accounted as if they were single employer plans. As such, under Brazilian GAAP, the Company recognized actuarial liabilities corresponding to its share in multiemployer plans, while under U.S. GAAP, the Company recognizes only contributions due to the plan each year.

Under Brazilian GAAP, actuarial gains and losses are recognized immediately in income. Under U.S. GAAP, the Company uses the corridor approach.

A summary of the difference between Brazilian GAAP and U.S. GAAP in accrued pension and other post-retirement plans liabilities is as follows:

	2009			2008
	U.S. GAAP	Brazilian GAAP	Accumulated Difference	U.S. GAAP	Brazilian GAAP	Accumulated Difference
Active employees defined pension – PBS, Visão CTB	(70,935)	23,508	(94,443)	(38,502)	26,482	(64,984)
Multiemployer health-care plan – PAMA	-	168,419	(168,419)	-	122,288	(122,288)
Accrued pension (post-retirement benefit)	(70,935)	191,927	(262,862)	(38,502)	148,770	(187,272)

e.	Earnings per share

Under Brazilian GAAP, net earnings per share is calculated based on the number of shares outstanding at the balance sheet date.

Under U.S. GAAP, the Company is required to calculate the number of shares based on the weighted average number of shares outstanding over the year.

telecomunicações de são paulo s.a. – telesp
notes to the consolidated financial statements
For the years ended December 31, 2009, 2008 and 2007
(Amounts expressed in thousands of Reais, unless otherwise indicated)

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

Basic earnings per common share is computed by reducing net income by distributable and undistributable net income available to preferred shareholders and dividing net income available to common shareholders by the number of common shares outstanding. Since preferred shareholders have a liquidation preference over common shareholders, net losses are not allocated to preferred shareholders. Net income available to preferred shareholders is the sum of the preferred stock dividends and the preferred shareholders’ portion of undistributed net income. Undistributed net income is computed by deducting total dividends (the sum of preferred and common stock dividends) from net income. Undistributed net income is shared equally by the preferred and common shareholders on a “pro rata” basis. As of December 31, 2009, the Company had a contingent obligation to issue shares to the controlling shareholder for the amount of the tax benefit realized relating to the merger of Telefônica Data do Brasil Participações Ltda. on November 11, 2008 (See Note 2c) which amounted to R$15,769 under Brazilian Corporate Law (equivalent to 140,054 Common Shares and 245,826 Preferred Shares).

The Company's preferred shares are nonvoting except under certain limited circumstances and are entitled to receive dividends that are 10% higher than those attributed to common shares since 2002. For 2009, the Company paid dividends of R$2.997083 (5.182198 in 2008) per preferred share and R$2.724622 (4.711088 in 2008) per common share (See Note 21.f.).

The computation of basic and diluted earnings per share is as follows:

	2009		2008		2007

	Common	Preferred	Common	Preferred	Common	Preferred
Basic numerator
Actual dividends declared	459,395	1,010,713	794,334	1,747,604	914,859	2,012,773
Allocated undistributed Earnings	223,317	491,318	(13,069)	(28,752)	(174,233)	(383,328)
Allocated U.S. GAAP net income available for common and preferred shareholders	682,712	1,502,031	781,265	1,718,852	740,626	1,629,445
Basic denominator
Weighted-average shares outstanding	168,609,291	337,232,189	168,609,291	337,232,189	168,609,292	337,232,189
Basic earnings per share	4.05	4.45	4.63	5.10	4.39	4.83

Diluted Numerator
Actual dividends declared	459,395	1,010,713	794,334	1,747,604	914,859	2,012,773
Allocated undistributed Earnings	223,330	491,305	(13,069)	(28,752)	(174,233)	(383,328)
Allocated U.S. GAAP net income available for common and preferred shareholders	682,725	1,502,018	781,265	1,718,852	740,626	1,629,445
Basic denominator

Weighted-average shares outstanding	168,721,335	337,428,850	168,638,238	337,276,489	168,609,292	337,232,189
Diluted earnings per share	4.05	4.45	4.63	5.10	4.39	4.83

telecomunicações de são paulo s.a. – telesp
notes to the consolidated financial statements
For the years ended December 31, 2009, 2008 and 2007
(Amounts expressed in thousands of Reais, unless otherwise indicated)

f.	Disclosure requirements

U.S. GAAP disclosure requirements differ from those required by Brazilian GAAP. However, in these consolidated financial statements, the level of disclosure has been expanded to comply with U.S. GAAP.

g.	Income taxes

The Company records deferred income taxes for temporary differences between the tax and reporting basis of assets and liabilities. Under Brazilian GAAP, the methods of recording deferred taxes are substantially in accordance with U.S. GAAP.

Under Brazilian GAAP, deferred taxes are presented gross, whereas U.S. GAAP requires deferred tax items to be presented net for each company in the consolidated financial statements and for each tax jurisdiction.

The Company recognizes deferred taxes and U.S. GAAP adjustments separately in the reconciliations.

Effective January 1, 2007, the Company and its subsidiaries adopted a new U.S. GAAP accounting guidance for accounting for uncertainty in income taxes, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with U.S. GAAP accounting guidances related to Accounting for Income Taxes. The Interpretation prescribes a threshold for the financial statement recognition and measurement of a tax position taken or expected to be taken within an income tax return. For each tax position, the enterprise must determine whether it is more likely than not that the position will be sustained upon examination based on the technical merits of the position, including resolution of any related appeals or litigation. A tax position that meets the more-likely-than-not recognition threshold is then measured to determine the amount of benefit to recognize within the financial statements. No benefits may be recognized for tax positions that do not meet the more-likely-than-not threshold. The benefit to be recognized is the largest amount that is greater than 50 percent likely of being realized upon ultimate settlement.

The Company has no uncertain tax positions for which it has recorded unrecognized income tax benefits; accordingly, there was no impact on the Company’s results of operations from the adoption of it. In addition, the Company does not have any accrued interest and penalties related to unrecognized tax benefits. The Company and its subsidiaries will recognize interest and penalties related to unrecognized tax benefits in financial expense and other operating expense, respectively.

The Company and its subsidiaries file, separately, income tax returns in the Brazilian federal jurisdiction and are generally no longer subject to federal income tax examinations by tax authorities for years before 2004. As a large taxpayer, the Company is under continuous examination by the Brazilian federal tax authorities.

Management does not believe there will be any material changes related to uncertain tax positions over the next 12 months.

h.	Financial income (expense)

Brazilian GAAP requires financial income (expense) to be shown as part of operating income. Under U.S. GAAP, financial income (expense) would be shown after operating income.

i.	Permanent assets

Brazilian GAAP had a category of assets entitled “permanent assets”. This was the collective name for all assets on which indexation adjustments were calculated until December 31, 1995 in the corporate and tax accounts of Brazilian companies. As from January 1, 2008, Law No. 11,638/07 became effective and the assets in this classification would be non-current assets, similar to U.S. GAAP.

telecomunicações de são paulo s.a. – telesp
notes to the consolidated financial statements
For the years ended December 31, 2009, 2008 and 2007
(Amounts expressed in thousands of Reais, unless otherwise indicated)

Gains or losses on the disposal of permanent assets were recorded under Brazilian GAAP as nonoperating income (expense), net until January 1, 2008. As from this date, with the adoption of Law No. 11,638, gains and losses on disposals of property, plant and equipment were classified as other operating income (expense), similar to U.S. GAAP. For the year ended on December 31, 2007, the Company also classified their to other operating income (expense) for better comparability.

j.	Offset balances

Under Brazilian GAAP, the amounts of the escrow deposits linked to the reserve for contingencies and taxes payable are shown as deductions from the recorded liabilities. As shown in notes 16 and 19, escrow deposits amounting to R$395,550 and R$431,228 as of December 31, 2009 and 2008, respectively, are linked to such reserves. Under U.S. GAAP, they would be presented separately in current or noncurrent assets, instead of contra provision.

k.	Funds for capitalization

Expansion plan contributions

Expansion plan contributions were the means by which Telesp historically financed the growth of its telecommunications network. The contributions were made by companies or individuals to be connected to the national telephone network. Under Brazilian GAAP, expansion plan contributions received are included in the consolidated balance sheet below equity until proposed subscribers have paid for their telephone connection in full and a general meeting of shareholders approves the capital increases. Until December 31, 1995, expansion plan contributions were indexed from the month received to the date of the next audited balance sheet and transferred to equity when capital stock was issued to the subscriber, at a value per share equal to the book value per share shown in the latest audited balance sheet. From January 1, 1996, indexation was no longer applied and, for contracts signed as from that date, Telesp was allowed the option of using a value per share equal to the market value, when this is higher than the book value. For U.S. GAAP purposes, a portion of the expansion plan contributions would be allocated to shareholders’ equity based on the market value of the shares to be issued to subscribers. The remainder of the expansion plan contributions would be classified as a deferred credit and amortized to reduce depreciation expense from the time the related construction-in-progress was completed.

The Company’s expansion plan contribution program has been terminated, with no contracts being signed after June 30, 1997. Contributions continued to be received through 1999 and the last capital increase occurred in 2000. Since December 31, 2000, there have been no remaining balances of expansion plan contributions to be capitalized.

Donations and subsidies for investments

Under Brazilian GAAP, until January 1, 2008, date of the first adoption by the Company of Law No. 11,638, equipment received free of charge (donations) was recorded at fair value, with a corresponding credit to capital reserve, which was amortized into results of operations based on realization of the corresponding asset. As from that date, donations were recorded at fair value, with a corresponding credit to deferred revenue, which is amortized into results of operations based on realization of the corresponding asset, and the remaining balance existing on December 31, 2007 was kept in capital reserve until its complete realization. For U.S. GAAP purposes, the credit to capital reserves would be classified as a reduction of the related asset and amortized to reduce depreciation expense.

l.	Loans, Financing and Debentures

Under Brazilian GAAP, accrued interest is presented together with the related debt (loans, financing, or debentures). Under U.S. GAAP, accrued interest amounting to R$35,291 and R$43,159 on December 2009 and 2008, respectively, would be classified together with other accruals.

telecomunicações de são paulo s.a. – telesp
notes to the consolidated financial statements
For the years ended December 31, 2009, 2008 and 2007
(Amounts expressed in thousands of Reais, unless otherwise indicated)

m.	Valuation of Long-Lived Assets and Goodwill

Under Brazilian GAAP, as from January 1, 2008, with the first adoption of Law No. 11,638, under CPC 01 Impairment on Long-lived Assets, an impairment is recognized on long-lived assets, such as property, plant and equipment and intangible assets, if the expected discounted operating cash flows generated by the respective asset are not sufficient to cover its book value (see Note 4.h.). Under U.S. GAAP, the Company periodically evaluates the carrying value of long-lived assets to be held and used, when events and circumstances warrant such a review. The carrying value of long-lived assets is considered impaired when the anticipated undiscounted cash flow from such assets is separately identifiable and is less than their carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the assets.

Under Brazilian GAAP, the amount of goodwill impairment, if any, was measured based on projected undiscounted future operating cash flows until January 1, 2008, date of the first adoption of Law No. 11,638/07. As from this date, under CPC 01  Impairment on Long-Lived Assets,  the Company identifies its reporting unit and determines the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets. The Company then determines the fair value of each reporting unit by expected discounted operating cash flows generated by the reporting unit. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized first to goodwill until it is reduced to zero and then proportionally to other long-lived assets.

Under U.S. GAAP, goodwill is subject to a yearly impairment test. In performing the yearly impairment test, the Company identifies its reporting units and determines the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets. The Company then determines the fair value of each reporting unit and compares it to the carrying amount of the reporting unit. If the carrying amount of a reporting unit exceeds the fair value of the reporting unit, a second step of the impairment test is performed, which involves the determination of the implicit fair value of the reporting unit by performing a hypothetical purchase price allocation. If the implicit value of the goodwill exceeds the book value, an impairment is recognized.

On December 31, 2009, the Company performed an impairment test for Long-Lived assets and goodwill under Brazilian GAAP and U.S. GAAP, and determined that the recognition of an impairment loss was not required, since the present value of future cash flows was higher than the carrying amount of those assets.

The changes in the carrying amount of goodwill under U.S. GAAP as of December 31, 2009 and 2008 are as follows:

	Consolidated
	2009	2008

Balance at January 1	884,440	844,689
Additions	-	39,751
Balance at December 31	884,440	884,440

n.	Research and development costs

Under Brazilian GAAP, companies are allowed to capitalize research and development costs. Since 2005, no more research and development costs have been capitalized, and the amortization for the years ended December 31, 2009, 2008 and 2007, was R$1,043, R$3,262 and R$4,982, respectively. The capitalized research and development costs are comprised mainly of contributions to the Centro de Pesquisa e Desenvolvimento da Telebrás (Research and Development Center of Telebrás). Under U.S. GAAP, these costs would be expensed as incurred.

telecomunicações de são paulo s.a. – telesp
notes to the consolidated financial statements
For the years ended December 31, 2009, 2008 and 2007
(Amounts expressed in thousands of Reais, unless otherwise indicated)

o.	Revenue recognition

Under Brazilian GAAP, revenues from activation fees are recognized upon activation of a customer’s services. Under U.S. GAAP, revenues from activation fees are deferred and amortized over the estimated expected service period of the customer. Incremental direct costs associated with such activation services are deferred and amortized over the same period. As of December 31, 2009 and 2008, the total balance of deferred activation fees revenues, net of sales taxes and associated costs, amounts to R$420,741 and R$378,471, respectively, and the accumulated amortization amounts to R$363,090 and  R$330,027, respectively.

The interconnection fee paid by the Company to other telecommunication operators related to the use of prepaid telephone cards outside its region is registered as a reduction of the public telephones revenues. According to U.S. GAAP, such payment would be classified as a cost of service. Thus, such difference in accounting principle affects neither the net income nor the shareholders’ equity under U.S. GAAP.

p.	Value-added and other sales taxes

Under Brazilian GAAP, value-added and other sales taxes are deducted from gross operating revenue to arrive at net operating revenue. Under U.S. GAAP, certain of these taxes could be recorded as cost of services. Accordingly, this difference in accounting principle has no impact on net income (loss) or upon shareholders’ equity. The impact of this difference under U.S. GAAP was to increase both revenues and cost of services by R$5,778,408, R$5,978,565 and R$5,575,502  for 2009, 2008 and 2007, respectively.

q.	Business combinations

q.1. Merger of  Telefónica Data Brasil Participações Ltda. (“DABR”) and Telefônica Televisão Participações S.A. (“TTP”, formerly Navytree) into the Company

As shown in Note 2c), on November 30, 2008, Telefônica Data Brasil Participações was merged into the Company. As both companies -Telesp and DABR - were under common control and as DABR was a wholly owned subsidiary of the controlling shareholders, such transaction was accounted for under both Brazilian GAAP and U.S. GAAP by the book value of net assets contributed by controlling shareholders in the amount of R$63,397, as follows.:

Captions of shareholders’ equity:	Brazilian GAAP
Capital	282
Special premium reserve (i)	63,074
Retained earnings (ii)	41
Total	63,397

(i)
Represents the future tax benefit to be earned by amortization of the premium transferred. The portion of special premium reserve corresponding to the benefit may be, at the end of each fiscal year, capitalized to the benefit of the controlling shareholder upon the issue of new shares (see Note 2c).

(ii)	Under U.S. GAAP, this capital contribution was reclassified from retained earnings to capital reserves.

The merger of Telefônica Televisão Participações S.A., a wholly owned subsidiary, into the Company was accounted for by the book value of net assets merged under both Brazilian GAAP and U.S. GAAP. Consequently, this transaction had no impact on consolidated shareholders’ equity, under Brazilian GAAP and U.S. GAAP.

telecomunicações de são paulo s.a. – telesp
notes to the consolidated financial statements
For the years ended December 31, 2009, 2008 and 2007
(Amounts expressed in thousands of Reais, unless otherwise indicated)

q.2. Purchase accounting for the acquisition of Telefônica Televisão Participações S.A. (formerly Navytree Participações Ltda.)

On October 1, 2007, the Company acquired control of Navytree Participações Ltda. (“Navytree”), which has as a wholly owned subsidiary Lightree Sistemas de Televisão Ltda. (“Lightree”), and as affiliates Comercial Cabo TV São Paulo (“Cabo SP”) through Lemontree Participações (“Lemontree”) and TVA Sul Paraná S.A. (“TVA Sul”) through  GTR-T Participações e Empreendimentos S.A. (“GTR”). The purchase price paid was R$897,170, with an additional acquisition cost of R$4,682, totaling R$901,852.

The Company recognized goodwill in the amount of R$848,308. Such goodwill has been amortized under Brazilian GAAP until December 31, 2008 and has been reversed for U.S. GAAP purposes. This transaction was accounted for using the purchase method in accordance with U.S. GAAP, with the purchase price being allocated to the assets acquired and liabilities assumed based on the respective fair value.  For U.S. GAAP purposes, the purchase price of such acquisition was allocated as follows:

2007 Acquisition
Amounts of the historical net assets of Navytree Participações under U.S. GAAP (I)	51,733
Fair Value adjustments:
Property, plant and equipment (a)	(11,312)
Intangible assets:
Customer portfolio (b)	68,723
License (c)	312,654
Deferred Income Tax	(125,822)
Goodwill (d)	505,688
Subtotal (II)	749,931

Investment in associates under equity method (e) (III)	100,188

Purchase Price, including direct costs of R$4,682 (I+II+III)	901,852

a.	Amortized over 1.95 years, representing the weighted-average of remaining useful lives of the related assets.
b.	Amortized over 5.87 years, representing the average customer life.
c.	MMDS technology license amortized over 15 years due to the provisions of the renewal of the licence granted by ANATEL during 2009.
d.	Under U.S. GAAP, goodwill is not amortized but subject to an annual impairment test. Under Brazilian GAAP, we recorded goodwill of R$848,308, which was amortized until December 31, 2008.
e.	Acquisition of shareholdings in associates TV Cabo São Paulo S.A. and TVA Sul Paraná S.A.

The summary of related financial information is as follows:

telecomunicações de são paulo s.a. – telesp
notes to the consolidated financial statements
For the years ended December 31, 2009, 2008 and 2007
(Amounts expressed in thousands of Reais, unless otherwise indicated)

Balance Sheet	TV Cabo São Paulo S.A.	TVA Sul Paraná S.A.
	2007	2007
Assets
Current assets	45,593	7,671
Noncurrent assets	-	21,295
Permanent Assets	97,577	10,799

Total assets	143,170	39,765

Liabilities
Current liabilities	61,736	7,867
Long-term liabilities	51,337	22,018
Deferred income	7,836	1,117
Total liabilities	120,909	31,002

Income Statement	TV Cabo São Paulo S.A.	TVA Sul Paraná S.A.
	For three-month period ended December 31, 2007	For three-month period ended December 31, 2007

Net operating revenue	48,196	30,505
Operating income	7,024	2,623
Net income (loss)	(2,304)	1,669

Following are the components of the U.S. GAAP adjustment in shareholders’ equity related to such acquisitions as of December 31, 2009 and 2008:

	2009	2008

Purchase accounting on acquisition of Navytree Participações:
Reversal of goodwill recorded under Brazilian GAAP	(748,929)	(780,693)
Property, plant and equipment fair value adjustment	(11,312)	(11,312)
Depreciation of fair value of property, plant and equipment adjustment	11,312	7,938
Customer portfolio intangible asset recorded in U.S. GAAP	68,723	68,723
Amortization of customer portfolio	(26,352)	(14,640)
Intangible related to license recorded in U.S. GAAP	312,654	312,654
Amortization of MMDS license	(19,107)	-
Goodwill recorded under U.S. GAAP	505,688	505,688
Fair value adjustment to investment in associates under equity method	92,844	91,918
Deferred income tax	(159,422)	(125,822)
Total of the U.S. GAAP adjustments related to acquisition of Navytree Participações	26,099	54,454

q.3. Purchase accounting for the merger of Telefônica Data Brasil Holding S.A. (TDBH)

Under Brazilian GAAP, the exchange of all shares issued by the Company to effect a merger with TDBH on April 28, 2006 was recorded based on the book value of the net assets of TDBH, and the purchase price was considered to be the book value of the shares issued. Under U.S. GAAP, the purchase telecomunicações de são paulo s.a. – telesp
notes to the consolidated financial statements
For the years ended December 31, 2009, 2008 and 2007
(Amounts expressed in thousands of Reais, unless otherwise indicated)

price would be the market value of the shares issued by the Company. As Telesp and TDBH were under common control, only the part of noncontrolling equity interests acquired would be recorded at the fair value of the net assets. The difference between the fair value for the minority interest shares and the book value in U.S. GAAP was R$9,264, of which R$5,238 (net of tax) was allocated to surplus value on fixed assets and the remaining balance of which was recognized as goodwill. The depreciation of the surplus value of fixed assets is based on the average depreciation rate for TDBH’s assets.

q.4. Reversal of goodwill amortization under Brazilian GAAP

As a result of the corporate restructuring of July 28, 2006, the Company merged goodwill generated from the acquisition of investment at Figueira Administração e Participações S.A., which held telecommunications network operating assets of Banco Itaú S.A. that occurred in 2001.

Under Brazilian GAAP, the goodwill amortization was discontinued on December 31, 2008. Under U.S. GAAP, the positive difference between the amount paid and the fair value of the assets acquired and liabilities assumed shall be allocated for items which had not been recognized on the balance sheet of the acquired company, as long as meeting all the requirements for recognition. In case of a remaining positive difference, it shall be allocated to goodwill and is not subject to amortization. In the Figueira acquisition, R$205,754 was allocated to intangible assets – Customer Portfolio, which has been amortized over 10 years, and the difference was recognized as goodwill, which cannot be amortized for U.S. GAAP purposes.

q.5. Merged goodwill – Katalyx and Adquira (TDBH)

As a result of the corporate restructuring of July 28, 2006, the Company merged goodwill generated from Katalyx Transportation do Brasil Ltda. and Adquira do Brasil Ltda.’s restructuring, which occurred in 2005. Both companies were controlled by the same TDBH group. According to U.S. GAAP, there is no goodwill generation on a business combination which involves companies under common control.  In this situation, a business combination must be stated at book value of the company acquired or merged.

q.6. Business Combination – Santo Genovese

On December 24, 2004, the Company acquired control of Santo Genovese Participações Ltda., a closely held company, and owner of 99.99% of the representative share capital of Atrium Telecomunicações Ltda. The purchase price paid was R$113,440, with an additional acquisition cost of R$2,435, totaling the amount of R$115,875. The consolidated assets and liabilities of Santo Genovese as of December 31, 2004 amounted, respectively to R$34,137 and R$38,082. Santo Genovese’s net operating revenue and net loss for the year ended December 31, 2004 amounted to R$21,663 and R$(1,259), respectively.

The Company initially recognized goodwill in the amount of R$119,820 and classified the goodwill under other assets on the Balance Sheet for the year ended December 31, 2004. Such goodwill was amortized under Brazilian GAAP until December 31, 2008 and has been reversed for U.S. GAAP purposes. This transaction was accounted for using the purchase method in accordance with U.S. GAAP, with the purchase price being allocated to the assets acquired and liabilities assumed based on the respective fair value. Under U.S. GAAP, the allocated fair value related to intangible assets (Customer Portfolio) has being amortized over ten years. For U.S. GAAP purposes, the purchase price of such acquisition was allocated as follows:

telecomunicações de são paulo s.a. – telesp
notes to the consolidated financial statements
For the years ended December 31, 2009, 2008 and 2007
(Amounts expressed in thousands of Reais, unless otherwise indicated)

2004 Acquisition
Amounts of the historical net assets of Santo Genovese under U.S. GAAP	(3,945)
Fair Value adjustments:
Intangible assets – customer portfolio	55,500
Debt	(5,275)
Goodwill	86,671
Deferred Income Tax	(17,076)
Purchase Price	115,875

q.7. Reversal of AIX negative goodwill

Under Brazilian GAAP, negative goodwill from the acquisition of Aix de Participações was amortized over two years as from January 1, 2007. Under U.S. GAAP, since the Aix de Participações shareholders’ equity at the date of acquisition was equal to the purchase price, no negative goodwill was generated.

q.8. Purchase accounting for the exchange of the Company´s shares for minority interest shares in former subsidiaries Telesp and CTBC

Under Brazilian GAAP, the exchange of all shares issued by the Company for minority interests in Telesp and CTBC was recorded based on the book value of the net assets of Telesp and CTBC, and the purchase price was considered to be the book value of the shares issued. Under U.S. GAAP, the purchase price would be the market value of the shares issued by the Company, and the minority interests acquired would be recorded at the fair value of the net assets. The purchase price of Telesp and CTBC was R$665,692, lower than the net assets acquired. Under U.S. GAAP, this difference reduces the fixed assets. The depreciation expense related to those fixed assets is adjusted in the reconciliation of net income under U.S. GAAP.

q.9. Sale of Ceterp Celular

Under Brazilian GAAP, when Ceterp was purchased, it was recorded at the book value of the net assets of Ceterp, and no distinction was made for Ceterp Celular, the cellular phone business of Ceterp. At the time of the purchase of Ceterp, the Company was obligated to dispose of the cellular business within six months under the regulatory rules in Brazil. Under U.S. GAAP, when a subsidiary acquired in a purchase is intended to be sold within one year of the purchase date, that subsidiary should be recorded at its non-discounted net realizable value. Therefore, under U.S. GAAP, there would be no gain recognized on the sale of Ceterp Celular. The net income under U.S. GAAP has been adjusted to reflect the reversal of the gain of R$84,264, and the effect on the amortization of concession and depreciation of fixed assets.

r.	Derivative instruments

As mentioned in Note 33, the Company entered foreign currency swap contracts for short and long-term agreements at various exchange rates, in the notional amount of R$14.8 million (US$8.5 million) and R$494.2 million (US$10.9 million, JPY15,042.3 million and EUR24.8 million) at December 31, 2009 and 2008, respectively. The Company also contracted swaps of CDI + 0.35% for the percentage of CDI in the notional amount of R$1,500 million, flows similar to the debentures issued by the company with maturity in September 2010. Under Brazilian GAAP, until December 31, 2007, swap contracts were recorded at the notional amount multiplied by the terms of the contract as if they had been settled at the balance sheet date. As from January 1, 2008, under Brazilian GAAP, all derivative instruments are recorded on the balance sheet at fair value (see Note 4.i).

telecomunicações de são paulo s.a. – telesp
notes to the consolidated financial statements
For the years ended December 31, 2009, 2008 and 2007
(Amounts expressed in thousands of Reais, unless otherwise indicated)

Under U.S. GAAP, the Company applies the accounting guidance related to Accounting for Derivative Instruments and Hedging Activities.  It must be applied to all derivative instruments and to certain derivative instruments embedded in hybrid instruments and it requires that such instruments be recorded in the balance sheet either as an asset or liability measured at its fair value. Changes in the derivative’s fair value are recognized currently in earnings unless specific hedge accounting criteria are met.

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

After January 2003, the Company began designating a portion of new derivative contracts as fair value hedges of its foreign currency denominated debt. The Company is hedging the related foreign currency (U.S. dollar) and interest rate risk associated with such indebtedness.

According to U.S. GAAP, as of December 31, 2009, there are no debts as an item of fair value hedges. For the years ended December 31, 2008 and 2007, under U.S. GAAP, the Company had R$468.8 million (JPY15,042.3 million and EUR24.8 million) and R$875.7 million (US$130.5 million, JPY40,029.5 million and EUR4 million), respectively, of notional value cross currency swap contracts designated as fair value hedges of a portion of the Company´s foreign currency denominated debt. The fair value of those swap contracts was R$475.6 million as of December 31, 2008 and R$912.4 million as of December 31, 2007.

The Company calculates the effectiveness of the fair value hedges both at inception and on an ongoing basis (i.e., quarterly). Since these derivative contracts qualify for hedge accounting under U.S. GAAP, the gain or loss on the hedged item attributable to the hedged risk adjusts the carrying amount of the hedged item and is recognized in earnings. For the years ended December 31, 2008 and 2009, no ineffectiveness was included in earnings and, for the year ended December 31, 2007, the amount of the hedge’s ineffectiveness was R$(1.9 million).

As a consequence of an introduction of new accounting standards for financial instruments (CPC 14 and CPC 13), the Company changed its accounting policies for derivatives under Brazilian GAAP, on January 1, 2008. Although these new accounting standards for derivatives are similar to those under U.S. GAAP, at the time of adoption of ASC 815 on January 1, 2001, the Company had, and still has, a financing from Mediocrédito (Note 14), which matures in 2014, for which it contracted a derivative that at that time was not designated as a fair value hedge under U.S. GAAP. However, it was designated as a fair value hedge under Brazilian GAAP, since January 1, 2008. Therefore, for the years ended December 31, 2009, 2008 and 2007, the adjustment of R$0.7 million, R$2.5 million and R$2.1 million, respectively, reflects the adjustment of mark-to-market of Mediocrédito’s debt as it was qualified as a fair value hedge under Brazilian GAAP, but not for U.S GAAP purposes, which was recorded in the statement of operations as part of financial income/expense.

The Company’s remaining derivative contracts at December 31, 2009 have not been designated as accounting hedges.  There is no difference between the recorded value of the derivative instruments under Brazilian GAAP and U.S. GAAP as of December 31, 2009 and 2008 and an adjustment of R$1.25 million as of December 31, 2007. The derivatives designated as fair value hedge and associated with JBIC and Resolution 2770 debts were settled during the year 2009. The results of these derivatives designated as “fair value hedges” are presented in the table with the “effect of derivative instruments on the income statement”.

telecomunicações de são paulo s.a. – telesp
notes to the consolidated financial statements
For the years ended December 31, 2009, 2008 and 2007
(Amounts expressed in thousands of Reais, unless otherwise indicated)

For the years ended December 31, 2009 and 2008, the Company decided not to contract hedges to nonfinancial liabilities denominated in foreign currencies. The Company, however, is still monitoring the results of such nonfinancial liabilities and may contract new hedges in the future if such nonfinancial exposure becomes relevant or if the Company so decides for any other reason.

The Company includes the gain or loss on the hedged items related to fair value hedges in the same line item – interest expense – as the offsetting loss or gain on the related interest and foreign currency rate swaps as follows:

In thousands of R$	2009
Income statement classification	Gain/(loss) on swaps	Gain/(loss) on borrowings
Interest expense	(48,611)	38,015

Tabular disclosure of fair values of derivative instruments in a statement of financial position as of  December 31, 2009 is as follows:

In thousands of R$	Asset Derivatives		Liability Derivatives
As of December 31,	2009		2009
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivatives not designated as hedging instruments under ACS 815 (a)
Interest rate contracts	Other assets	575	Other liabilities	-
Foreign currency contracts	Other assets	-	Other liabilities	(31,671)

Total derivatives not designated as hedging instruments under ACS 815		575		(31,671)

The effect of derivative instruments on the income statement for the year ended on December 31, 2009 is as follows:

In thousands of R$

Derivatives in ACS 815 Fair Value Hedging Relationships	Location of Gain or (Loss) recognized in income on derivatives	Amount of gain or (loss) recognized in income on Derivative
		2009

Foreign currency contracts	Foreign currency gain/(loss)	(48,611)

Total		(48,611)

In thousands of R$

Derivatives not designated as hedging instruments under ACS 815	Location of Gain or (Loss) recognized in income on derivatives	Amount of gain or (loss) recognized in income on Derivative
		2009

Interest rate contracts	Interest income/(expense)	1,595
Foreign currency contracts	Foreign currency gain/(loss)	(11,019)

Total		(9,424)

telecomunicações de são paulo s.a. – telesp
notes to the consolidated financial statements
For the years ended December 31, 2009, 2008 and 2007
(Amounts expressed in thousands of Reais, unless otherwise indicated)

The Company has no debts associated with derivatives of protection with contractual clauses that would give rise in both previous assessments on December 31, 2009.

The effect of trading activities on the income statement for the years ended on December 31, 2009 is as follows:

In thousands of R$
		Trading revenue
Type of instrument	Line item in income statement	2009

Fixed income/interest rate	Interest on financial investments	172,163
Total	Total	172,163

The Company has direct and indirect ownership interests, arising from the privatization process. Such investments, valued at market value, take into account the last quotation of December 31, 2009 and 2008.

s.	Deferred charges

Pre-operating expenses recorded as deferred charges for Brazilian GAAP have been expensed for U.S. GAAP purposes. The effects of deferred assets amortization on net income for the years ended December 31, 2008 and 2007 are R$8,450 and R$5,978, respectively.

t.	Consolidation method

Under Brazilian GAAP, equity investments in joint ventures are consolidated proportionally, according to the Company’s interest in each joint venture. Under U.S. GAAP, investments in joint ventures would not be consolidated, but rather recorded under the equity method of accounting. For U.S. GAAP, the Company’s investment on the net equity and the equity in net income or loss would be recorded as a single-line item. The investments in Companhia ACT de Participações, Aliança Atlântica and Companhia AIX de Participações had the following impact on the consolidated financial statements for Brazilian GAAP:

Balance Sheet	ACT		AIX		Aliança Atlântica
	2009	2008	2009	2008	2009	2008
Assets
Current assets	4	16	5,899	5,233	5,377	6,470
Noncurrent assets	-	-	62,803	67,092	-	-
Permanent assets	-	-	14,288	15,650	61,531	57,703
	-
Total assets	4	16	82,990	87,975	66,908	64,173

Liabilities
Current liabilities	-	-	6,336	2,228	447	30
Long-term liabilities	-	-	11,861	29,080	-	-
Deferred income	-	-		-	-	-
Total liabilities	-	-	18,197	31,308	447	30

telecomunicações de são paulo s.a. – telesp
notes to the consolidated financial statements
For the years ended December 31, 2009, 2008 and 2007
(Amounts expressed in thousands of Reais, unless otherwise indicated)

Income Statement	ACT			AIX			Aliança Atlântica
	2009	2008	2007	2009	2008	2007	2009	2008	2007

Net operating revenue	26	26	26	9,621	12,340	9,996	-	-	-
Cost of goods and services	-	-	-	(7,670)	(14,670)	(15,927)	-	-	-
Operating expenses	(23)	(23)	(28)	(1,497)	(1,923)	(7,446)	3,905	4,964	4,964
Financial revenue (expense), net	-	-	-	8,619	(4,512)	(4,656)	(96)	160	160
Other revenues (expenses)	-	-	-	(7)	(421)	-	2,101	(13,929)	4,161
Income Tax and Social Contribution	-	-	-	(1,452)	(1,217)	(1,151)	-	-	-
Net income	3	3	(2)	7,614	(10,403)	(19,184)	5,910	(8,805)	9,285

The company has analyzed its participation in Cabo SP, Lemontree, TVA Sul and GTR-T and the transaction was considered not material under the scope of FIN46 as of December 31, 2009. Those entities are considered under the legal control of Abril Group.

u.	Comprehensive income

U.S. GAAP establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements.  The objective of the statement is to report all changes in shareholders’ equity that result from transactions and other economic events of the period other than transactions with owners (“comprehensive income”). Comprehensive income is the total net income and other nonowner equity transactions that result in changes in net equity.

For Brazilian GAAP purposes, under CPC Technical Pronouncement No. 02, translation adjustments applicable to a foreign subsidiary are recognized in equity as from January 1, 2008. Under U.S. GAAP, translation adjustments are recognized in equity. The income effects under Brazilian GAAP were reversed for U.S. GAAP for the year ended December 31, 2007.

For the years ended December 31, 2009, 2008 and 2007, the components of comprehensive income include: foreign currency translation adjustments related to investments that have a functional currency other than Brazilian Reais, adjustment related to unrecognized gain or loss and a net transition obligation, an additional minimum liability calculated in accordance with the accounting guidance “Employers’ Accounting for Pensions” through 2006, and the fair value of available-for-sale equity securities in Portugal Telecom, and other investments which are recorded at fair value for U.S. GAAP purposes.

The following represents the statement of comprehensive income prepared under U.S. GAAP:

Statement of Comprehensive Income	2009	2008	2007

Net Income per U.S. GAAP	2,184,743	2,500,117	2,370,071

Other Comprehensive Income:
Foreign currency translation adjustments – Aliança Atlântica	(2,963)	862	(4,161)
Pension Plan – net of tax	15,856	(14,820)	14,166
Unrealized gain (loss) on available-for-sale equity securities – net of tax	14,686	(24,982)	(7,781)
Total	27,579	(38,940)	2,224
Comprehensive income	2,212,322	2,461,177	2,372,295

v.	Acquisition of the IP network and I-Telefônica

On December 10, 2002, the Company acquired the assets and customer portfolio for the “IP Comutado” and “Speedy Link” services of Telefônica Empresas S.A. (See Note 13). In 2003, the Company’s subsidiary, A. Telecom S.A. entered into an agreement with an affiliate, Terra Networks Brasil S.A., for the purchase of certain software used to provide free access service to the Internet, called telecomunicações de são paulo s.a. – telesp
notes to the consolidated financial statements
For the years ended December 31, 2009, 2008 and 2007
(Amounts expressed in thousands of Reais, unless otherwise indicated)

I-Telefônica. Under Brazilian GAAP, these transactions were recorded at fair market value of the net assets acquired. Under U.S. GAAP, transfers and exchanges of nonmonetary assets between entities under common control should be recorded at historical cost. Thus, for U.S. GAAP purposes, the difference between fair market value and the historical cost of assets has been recorded directly to shareholders’ equity as capital distributed.  Subsequent period adjustments reverse the amortization of the fair value recognized under Brazilian GAAP.

w.	Leases

Atrium Telecomunicações Ltda. (merged into subsidiary A.Telecom) has leased certain computer hardware and switching equipment under a noncancelable lease. Under Brazilian GAAP, all leases were considered to be operating leases, with lease expense recorded when paid until January 1, 2008. As from this date, with the first adoption of Law No. 11,638/07, in conformity with CPC 06 – Leases, approved by CVM Resolution No. 554, dated November 12, 2008, this lease is considered a capital lease. Therefore, for Brazilian GAAP and U.S. GAAP, the Company is required to record the asset at the present value of the minimum lease payments with a corresponding debt obligation. Depreciation is recorded over the estimated useful life of the asset. Interest expense is recognized over the life of the lease and payments under the lease are amortized to principal and interest under the effective interest method.

For the year ended December 31, 2007, the reconciliation of net income and the reconciliation of shareholders’ equity from Brazilian GAAP to U.S. GAAP reflect the recorded adjustments to capital leases under U.S. GAAP, since under Brazilian GAAP all leases were considered to be operating leases.

x.	Sale-type lease – “Posto Informático”

In 2007, A.Telecom, a subsidiary of the Company, began to commercialize an integrated IT solution named “Posto Informático” allowing access to the Internet, the connection of private networks and rental of IT equipment to its customers. Under Brazilian GAAP, until January 1, 2008, date of the first adoption of Law No. 11,638/07, revenue from the provision of this service was recognized in income on a monthly basis as rental services over the term of the contract. As from this date, under CPC Technical Pronouncement No. 6, in the capacity of lessor, the Company executed lease agreements for IT equipment (Posto Informático) that meet the criteria of finance leases. Income from the IT equipment is recognized on the date that such equipment is installed for the present value of lease payments and matched with accounts receivable. Investments made in the acquisition of equipment are recorded as “Inventories” and recognized as lease costs upon installation. The difference between gross and net investment value is recognized as unrealized financial income and the related financial expenses are posted to each period over the lease term reflecting a periodic interest rate on the outstanding liability balance. Access to the internet and the connection of private networks are recognized as revenue on a monthly basis.

Under U.S. GAAP, this transaction is accounted for as a multiple-element arrangement whereby revenues are allocated to the lease and non-lease deliverables included in the bundled arrangement based upon the estimated relative fair values of each element. The revenues from access to the internet and connection of private networks are recognized on a monthly basis as communication services over the term of the lease contract, and the revenue from sale-types lease of IT equipment is recognized when the equipment is installed at the customer’s premises and risks and benefits of ownership have been transferred.

y.	Payment of dividends and interest on capital

In accordance with the Company’s Bylaws, the Board of Directors can approve the distribution of interim dividends and interest on shareholder’s equity throughout the course of the year. Under both Brazilian GAAP and U.S. GAAP, these payments are recognized when they are formally declared by the Board. However, in accordance with Brazilian GAAP, the Company’s financial statements are required to reflect as a liability, dividends that exceed mandatory dividends when they are proposed by management.

telecomunicações de são paulo s.a. – telesp
notes to the consolidated financial statements
For the years ended December 31, 2009, 2008 and 2007
(Amounts expressed in thousands of Reais, unless otherwise indicated)

This differs from U.S. GAAP in that, under U.S. GAAP, these payments would be recognized only after they are formally approved at the Annual Shareholders’ Meeting that occurs in the following year. Thus, under U.S. GAAP, on December 31, 2009 and 2008, dividends of R$1,251,646 and R$395,109 would be reclassified from liabilities to shareholders’ equity (see Note 17).

z.	Present value discount on noncurrent recoverable VAT (or ICMS)

Under Brazilian GAAP, as from January 1, 2008, noncurrent indirect taxes recoverable (VAT or ICMS) are discounted at present value. Under U.S. GAAP, such assets are not subject to discounting.

Net income reconciliation of the difference between U.S. GAAP and Brazilian GAAP

	2009	2008	2007
Consolidated net income as reported under Brazilian GAAP	2,172,973	2,419,971	2,362,960
Add (deduct):
Different criteria for:
b) Amortization of monetary restatement of 1996 and 1997	(36,040)	(37,127)	(38,951)
c) Capitalized interest	62,472	53,706	34,469
c) Depreciation of capitalized interest	(77,892)	(170,398)	(177,739)
k) Contributions to plant expansion:
Amortization and realization of deferred credit and amortization of donations	22,935	32,837	32,486
d) Pension and other post-retirement benefits – See Note 35.f)	51,567	65,071	28,054
q.8) Decrease in depreciation expense due to reduction of fixed assets for fair value in excess of purchase price on merger of Telesp and CTBC	20,666	45,031	45,284
q.6) Santo Genovese acquisition
Amortization of customer portfolio	(5,550)	(5,550)	(5,550)
Reversal of goodwill amortization under Brazilian GAAP	-	11,982	11,982
w) Leasing Santo Genovese (Atrium)	-	764	(17)
x) Sale-type lease – “Posto Informático”	-	-	11,294
q.9) Merger of Ceterp
Depreciation of the fair market value of assets	2,815	2,761	2,777
n) Deferred research expenses	1,043	3,262	4,982
s) Pre-operating expenses included in deferred assets	-	8,450	5,978
q.7) Reversal of negative goodwill amortization – AIX	-	(8,735)	(8,735)
r) Derivative instruments	2,782	(2,754)	(18,273)
r) Derivative on purchase commitments	4,636	4,547	4,383
o) Deferred revenues from activation fees, net	(9,207)	(4,149)	18,086
v) Amortization of IP Network	7,256	7,257	7,255
v) Amortization of I-Telefonica	-	7,018	14,162
q.4) Reversal of goodwill amortization recognized under Brazilian GAAP – TDBH	-	82,087	87,355
m) Impairment loss of goodwill Figueira unit	-	-	(32,625)
q.4) Intangible asset amortization	(20,576)	(20,575)	(20,577)
q.3) Surplus value depreciation – TDBH’s minority allocation	-	(613)	(5,170)
q.2) Navytree-Consolidation adjustments and reversal of goodwill amortization	(9,066)	51,443	3,011
k)Donations and subsidies for investment – TDBH	-	20	228
z) Reversal of present value discount on noncurrent recoverable VAT	1,429	2,946	-
g) Deferred tax on above adjustments	(7,500)	(49,135)	(1,199)
u) Foreign currency translation adjustment – Aliança Atlântica.	-	-	4,161

U.S. GAAP net income	2,184,743	2,500,117	2,370,071

telecomunicações de são paulo s.a. – telesp
notes to the consolidated financial statements
For the years ended December 31, 2009, 2008 and 2007
(Amounts expressed in thousands of Reais, unless otherwise indicated)

Net income per share in accordance with U.S. GAAP	2009	2008	2007
Common shares
Basic and diluted earnings per share	4.05	4.63	4.39
Weighted average common shares – basic	168,609,291	168,609,291	168,609,292
Weighted average common shares – diluted	168,721,335	168,638,238	168,609,292
Preferred shares
Basic and diluted earnings per share. .	4.45	5.10	4.83
Weighted average preferred shares – basic	337,232,189	337,232,189	337,232,189
Weighted average preferred shares – diluted	337,428,850	337,276,489	337,232,189

Shareholders' equity reconciliation of the difference between U.S. GAAP and Brazilian GAAP telecomunicações de são paulo s.a. – telesp
notes to the consolidated financial statements
For the years ended December 31, 2009, 2008 and 2007
(Amounts expressed in thousands of Reais, unless otherwise indicated)

	2009	2008
Total shareholders' equity as reported under Brazilian GAAP .	10,057,415	10,045,692
Add (deduct):
Different criteria for:
b) Monetary restatement of 1996 and 1997	10,474	46,514
c) Capitalized interest	165,176	102,704
c) Depreciation of capitalized interest	(154,417)	(76,525)
y)Reversal of proposed dividends	1,251,646	395,109
k) Contributions to plant expansion:
Subscribed capital stock	215	215
Deferred credit
Expansion plan contributions	(229,869)	(232,946)
Donations and subsidies for investments .	(165,298)	(167,511)
Amortization of deferred credit
Expansion plan contributions	229,868	224,585
Donations and subsidies for investments	157,856	145,494
d) Pension and other post-retirement benefits	262,862	187,271
q.8) Merger of Telesp and CTBC:
Fair market value of assets	(665,692)	(665,692)
Accumulated depreciation related to fair market value of assets	665,692	645,026
q.6) Santo Genovese acquisition
Write-Off of the fair market value of liabilities	5,275	5,275
Amortization of customer portfolio.	(27,750)	(22,200)
Reversal of goodwill amortization under Brazilian GAAP.	47,928	47,928
w) Leasing Santo Genovese	-	-
x) Sale-type lease – “Posto Informático”	-	-
q.9) Merger of Ceterp:
Fair market value of assets	(25,949)	(25,949)
Depreciation of the fair market value of assets	24,927	22,112
Concession	(58,315)	(58,315)
Amortization of concession	58,315	58,315
q.3) Merger of TDBH’s minority interest – purchase accounting:
Fair market value of assets allocation	7,937	7,937
Deferred income tax on fair market value of assets allocation	(2,699)	(2,699)
Depreciation of the fair market value of assets allocation	(7,937)	(7,937)
Goodwill allocation	4,026	4,026
q.2) Navytree – Consolidation adjustments and reversal of goodwill amortization	26,099	54,454
n) Deferred research expenses	-	(1,043)
s) Pre-operating expenses included in deferred charges	-	-
z) Reversal of present value discount on noncurrent recoverable VAT	36,372	34,943
q.7) Reversal of negative goodwill amortization – AIX	-	-
r) Derivative instruments	(730)	(3,512)
r) Derivative on purchase commitments.	(19,835)	(24,471)
o) Deferred revenues from activation fees, net	(57,651)	(48,444)
v) Capital distributed – IP Network and I-Telefonica
Cost	(143,372)	(143,372)
Amortization	121,604	114,348
q.4) Reversal of goodwill amortization recognized under Brazilian GAAP-TDBH	244,423	244,423
m) Impairment loss of goodwill Figueira unit	(32,625)	(32,625)
q.4) Intangible asset amortization	(164,603)	(144,027)
k) Donations and subsidies for investment – TDBH	-	-
g) Deferred tax effects on above adjustments .	(100,293)	(103,914)
u) OCI – fair value of available-for-sale equity securities, net of taxes	-	-
q.5) Merged goodwill – Katalyx and Adquira (TDBH)	(1,440)	(1,440)
U.S. GAAP shareholders' equity .	11,519,635	10,623,749

telecomunicações de são paulo s.a. – telesp
notes to the consolidated financial statements
For the years ended December 31, 2009, 2008 and 2007
(Amounts expressed in thousands of Reais, unless otherwise indicated)

Consolidated statements of changes in shareholders' equity in accordance with U.S. GAAP

Shareholders’ equity
Balances at December 31, 2006	10,823,291

Unclaimed dividends	209,769
Net income for the year	2,370,071
Dividends and interest on shareholders’ equity	(2,927,631)
OCI – Pension Plan – net of tax	14,166
OCI – Foreign currency translation adjustment – Aliança Atlântica	(4,161)
OCI – Fair value of available for sale equity securities – net of tax	(7,781)
Balances at December 31, 2007	10,477,724
Merger of DABR on November 30, 2008	63,394
Net income for the year	2,500,117
Dividends and interest on shareholders’ equity	(1,925,938)
Interest on shareholders’ equity	(523,600)
Withholding income tax on interest on shareholders’ effects	(92,400)
Unclaimed dividends, net	163,392
OCI – Pension Plan – net of tax	(14,820)
OCI – Foreign currency translation adjustment – Aliança Atlântica	862
OCI – Fair value of available-for-sale equity securities – net of tax	(24,982)
Balances at December 31, 2008	10,623,749

Net income for the year	2,184,743
Dividends and interest on shareholders’ equity	(865,109)
Interest on shareholders’ equity	(514,250)
Withholding income tax on interest on shareholders’ effects	(90,750)
Unclaimed dividends, net	153,673
OCI – Pension Plan – net of tax	15,856
OCI – Foreign currency translation adjustment – Aliança Atlântica	(2,963)
OCI – Fair value of available-for-sale equity securities – net of tax	14,686
Balances at December 31, 2009	11,519,635

Disclosure of Accumulated Other Comprehensive Income Balance

	Foreign Currency Translation	Unrealized Gain on Securities, net of tax	Pension Plan, net of tax	Accumulated Other Comprehensive Income
Balance at December 31, 2007	10,349	101,214	41,539	153,102
Current period change	1,306	(37,852)	(22,455)	(59,001)
Income tax on current period change	(444)	12,870	7,635	20,061
Balance at December 31, 2008	11,211	76,232	26,719	114,162
Current period change	(4,489)	22,252	24,024	41,787
Income tax on current period change	1,526	(7,566)	(8,168)	(14,208)
Balance at December 31, 2009	8,248	90,918	42,575	141,741

telecomunicações de são paulo s.a. – telesp
notes to the consolidated financial statements
For the years ended December 31, 2009, 2008 and 2007
(Amounts expressed in thousands of Reais, unless otherwise indicated)

35.	Additional disclosures required by U.S. GAAP

a.	Reconciliation of operating income under Brazilian GAAP to operating income under U.S. GAAP

	2009	2008	2007
Brazilian GAAP operating income	3,162,281	3,501,664	3,340,446
Reversal of financial expense, net	194,643	227,886	306,932
Reversal of OCI – Foreign currency translation adjustment	-	-	4,161

U.S. GAAP adjustments–
Amortization of monetary restatement of 1996 and 1997	(36,040)	(37,127)	(38,951)
Depreciation of capitalized interest	(77,892)	(170,398)	(177,739)
Contribution to plant expansion – amortization of deferred credit and donations	22,935	32,837	32,486
Pension and other post-retirement benefits	51,567	65,071	28,054
Sale-type lease – “Posto Informático”	-	-	9,046
Decrease in depreciation expense due to reduction of fixed assets for fair value in excess of purchase price on merger of Telesp and CTBC	20,666	45,031	45,284
Merger of Ceterp
Depreciation of the fair market value of assets	2,815	2,761	2,777
Deferred research expenses…..	1,043	3,262	4,982
Pre-operating expenses included in deferred assets	-	8,450	5,978
Reversal of negative goodwill amortization – AIX	-	(8,735)	(8,735)
Deferred revenue on activation fees, net	(9,207)	(4,149)	18,086
Amortization of IP network	7,256	7,257	7,255
Amortization of Itelefonica	-	7,018	14,162
Amortization of Santo Genovese’s customer portfolio	(5,550)	(5,550)	(5,550)
Reversal of goodwill amortization under Brazilian GAAP – Santo Genovese.	-	11,982	11,982
Amortization of derivatives on purchase commitments	4,636	4,547	4,383
Leasing Santo Genovese	-	30	296
Reversal of goodwill amortization under Brazilian GAAP – TDBH	-	82,087	87,355
Impairment loss of goodwill – Figueira unit	-	-	(32,625)
Customer portfolio amortization – ITAÚ	(20,576)	(20,575)	(20,577)
Surplus value depreciation – TDBH’s minority interest allocation	-	(613)	(5,170)
Navytree – Consolidation adjustments and reversal of goodwill amortization	(9,066)	51,443	3,011
Donations and subsidies for investments – TDBH	-	20	228
AIX de Participações adjustments – proportional consolidation	(454)	4,253	13,377
ACT de Participações adjustments – proportional consolidation	(3)	(3)	2
Aliança Atlântica adjustments – proportional consolidation	(3,905)	(4,964)	(4,964)
Other…	-	-	(10,519)

U.S. GAAP operating income	3,305,149	3,803,485	3,635,453

telecomunicações de são paulo s.a. – telesp
notes to the consolidated financial statements
For the years ended December 31, 2009, 2008 and 2007
(Amounts expressed in thousands of Reais, unless otherwise indicated)

b.	Reconciliation of net revenues and costs under Brazilian GAAP to net revenues and costs under U.S. GAAP

1)	Net operating revenue

Net operating revenue under Brazilian GAAP differs from U.S. GAAP on the recognition of revenues from activation fees and value added and other sales taxes, as presented below:

	2009	2008	2007
Net revenue under Brazilian GAAP	15,795,775	15,978,985	14,727,562
Reclassification to cost of services
Value added and other sales taxes	5,778,408	5,978,565	5,575,502
Reclassification of costs of public telephones	68,541	76,223	108,996
U.S. GAAP adjustments
Recognition of deferred revenue on activation fees, net	(9,207)	(4,149)	18,086
AIX de Participações adjustments – proportional consolidation	(9,621)	(12,340)	(9,996)
ACT de Participações adjustments – proportional consolidation	(26)	(26)	(26)
Revenue recognition – “Posto Informático”	-	-	51,845
Net revenue under U.S. GAAP	21,623,870	22,017,258	20,471,969

2)	Cost of services

	2009	2008	2007
Brazilian GAAP cost of services	(8,955,508)	(8,726,408)	(8,029,203)
Reclassification from net revenues
Value added and other sales taxes	(5,778,408)	(5,978,565)	(5,575,502)
Reclassification of costs of public telephones	(68,541)	(76,223)	(108,996)
U.S. GAAP adjustments–
Amortization of monetary restatement of 1996 and 1997	(36,040)	(37,127)	(38,951)
Depreciation of capitalized interest	(77,892)	(170,398)	(177,739)
Contribution to plant expansion – amortization of deferred credit	22,935	32,837	32,486
Decrease in depreciation expense due to reduction of fixed assets for fair value in excess of purchase price on merger of Telesp and CTBC	20,666	45,031	45,284
Merger of Ceterp – depreciation of fair market value of assets and concession	2,815	2,761	2,777
Amortization of IP network	7,256	7,257	7,255
Amortization of Itelefonica	-	7,018	14,162
Sale-type lease – “Posto Informático”	-	-	(42,799)
Amortization of Santo Genovese’s customer portfolio	(5,550)	(5,550)	(5,550)
Amortization of derivatives on purchase commitments	4,636	4,547	4,383
Leasing Santo Genovese	-	30	296
Intangible assets amortization – ITAÚ	(20,576)	(20,575)	(20,577)
Surplus value depreciation – TDBH’s minority interest allocation	-	(613)	(5,170)
Donations and subsidies for investments – TDBH	-	20	228
AIX de Participações adjustments – proportional consolidation	7,670	14,670	15,928
Allowance for reduction to recoverable value of inventories	(14,878)	(3,743)	(5,700)
U.S. GAAP cost of services	(14,891,415)	(14,905,031)	(13,887,388)
U.S. GAAP gross profit	6,732,455	7,112,227	6,584,581

telecomunicações de são paulo s.a. – telesp
notes to the consolidated financial statements
For the years ended December 31, 2009, 2008 and 2007
(Amounts expressed in thousands of Reais, unless otherwise indicated)

c.	Total assets and property, plant and equipment under U.S. GAAP

	2009	2008	2007
Total assets	21,501,631	20,878,000	20,203,482

Property, plant and equipment	48,210,228	46,622,801	47,307,200
Accumulated depreciation	(38,537,715)	(36,713,900)	(36,026,713)
Net property, plant and equipment	9,672,513	9,908,901	11,280,487
d.	Intangible Assets

Following is a summary of the Company’s intangible assets subject to amortization:

	2009
	Patents and trademarks	Software use rights	Licenses	Customer Portfolio	Others
Gross	1,536	2,712,773	312,654	329,977	924,252
Accumulated amortization	(1,516)	(2,029,997)	(19,107)	(218,704)	(171,939)
Net	20	682,776	293,547	111,273	752,313
Amortization expense	1	297,950	19,107	37,837	18,849
Amortization period	10 years	5 years	15 years	10 years	5 to 10 years

	2008
	Patents and trademarks	Software use rights	Licenses	Customer Portfolio	Others
Gross	1,536	2,520,983	312,654	329,977	1,464,405
Accumulated amortization	(1,515)	(1,732,047)	-	(180,868)	(429,952)
Net	21	788,936	312,654	149,109	1,034,453
Amortization expense	4	310,642	-	36,999	29,115
Amortization period	10 years	5 years	-	10 years	5 to 10 years

The estimated aggregate amortization expense for the next five years is as follows:

Amount
2010	322,212
2011	238,318
2012	170,631
2013	117,307
2014	58,874

e.	Fair Value Measurements (ASC 805)

Under U.S. GAAP, we adopted the new accounting guidance for “Fair Value Measurements” on January 1, 2008, which provides a definition of fair value, establishes a framework for measuring fair value, and requires expanded disclosures about fair value measurements. The standard applies when GAAP requires or allows assets or liabilities to be measured at fair value; therefore, it does not expand the use of fair value in any new circumstance.

telecomunicações de são paulo s.a. – telesp
notes to the consolidated financial statements
For the years ended December 31, 2009, 2008 and 2007
(Amounts expressed in thousands of Reais, unless otherwise indicated)

This new accounting guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It clarifies that fair value should be based on the assumptions that market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices available in active markets (i.e., observable inputs) and the lowest priority to data lacking transparency (i.e., unobservable inputs). Additionally, it requires an entity to consider all aspects of nonperformance risk, including the entity’s own credit standing, when measuring the fair value of a liability.

This new accounting guidance establishes a three-level hierarchy to be used when measuring and disclosing fair value. An instrument’s categorization within the fair value hierarchy is based on the lowest level of significant input to its valuation. Following is a description of the three hierarchy levels:

Level 1 – Inputs are quoted prices in active markets for identical assets or liabilities as of the measurement date. Additionally, the entity must have the ability to access the active market, and the quoted prices cannot be adjusted by the entity.

Level 2 – Inputs are other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices in active markets for similar assets or liabilities; quoted prices in inactive markets for identical or similar assets or liabilities; or inputs that are observable or can be corroborated by observable market data, by correlation or other means for substantially the full term of the assets or liabilities.

Level 3 – Unobservable inputs are supported by little or no market activity. The unobservable inputs represent management’s best assumptions of how market participants would price the assets or liabilities. Generally, Level 3 assets and liabilities are valued using pricing models, discounted cash flow methodologies, or similar techniques that require significant judgment or estimation.

Items Measured at Fair Value on a Recurring Basis

In accordance with this new accounting guidance for “Fair Value Measurements”, we measure our cash equivalents, marketable securities, foreign currency and interest rate derivative swap contracts at fair value. Our cash equivalents and marketable securities are classified within Level 1, because they are valued using quoted market prices or alternative pricing sources and models utilizing market observable inputs. Our foreign currency, interest rate derivative swap contracts and financing and loans assigned as fair value hedge are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments.

The following tables present for each of the fair-value hierarchy levels the Company’s assets and liabilities that are measured at fair value on a recurring basis at December 31, 2009 and 2008:

Description	December 31, 2009	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets
Cash Equivalents
Short-term investments	2,266,896	2,266,896	-	-
Marketable Securities
Portugal Telecom	227,702	227,702	-	-
Zon Multimédia	17,654	17,654	-	-
Other Investments	39,703	39,703	-	-
Foreign currency derivative contracts
Cross-currency interest rate swap agreements	23,010	-	23,010	-
Interest rate prefixed swap agreements	1,514,243	-	1,514,243	-
Total Assets	4,089,208	2,551,955	1,537,253	-

Liabilities
Loans and financing under fair value hedge	-	-	-
Foreign currency derivative contracts
Cross-currency interest rate swap agreements	54,681	-	54,681
Interest rate prefixed swap agreements	1,513,670	-	1,513,670
Total Liabilities	1,568,351	-	1,568,351	-

telecomunicações de são paulo s.a. – telesp
notes to the consolidated financial statements
For the years ended December 31, 2009, 2008 and 2007
(Amounts expressed in thousands of Reais, unless otherwise indicated)

The valuation method used for the calculation of fair value of derivative instruments was the discounted cash flow, considering the expected settlements and realization of such financial assets and liabilities at the market rates prevailing at the balance sheet date. For derivative instruments, the method used for the calculation of fair value is presented in more detail in Note 33.

In order to minimize its exposure to the local variable interest rate (CDI), the Company invests its excess cash, amounting to R$2,266.9 million, substantially in short-term investments (Bank Deposit Certificates) based on the CDI rate variation. The book values of these instruments approximate market values, since they may be redeemed in the short term.

For the year ended December 31, 2009, short-term investments generated a gain of R$172.2 million (R$161.9 million as of December 31, 2008), which was included as financial expense, net in our results of operations.

Also, during the year ended December 31, 2009, our derivative contracts generated a net loss of R$58,035, the result of which was generated by a loss of R$59,630 on foreign currency derivative contracts and by a gain of R$1,595 on interest rate derivative swap contracts (CDI x prefixed)  (gain of R$59,082 and loss of R$679 as of December 31, 2008). The net results of operations have been included as a financial expense.

Assets Measured at Fair Value on a Nonrecurring Basis

Goodwill and other long-lived assets held and used are reviewed for impairment on an annual basis or earlier if there is an event or change in circumstances which would indicate that the carrying value of these assets could not be fully recovered. If the carrying amount of the asset exceeds the estimated expected undiscounted future cash flows, we measure the amount of the impairment by comparing the carrying amount of the asset to its fair value. These assets are recognized at fair value when they are deemed to be other-than-temporarily impaired. We estimate fair value based on the best information available, making appropriate estimates, judgments and projections that are considered necessary, including assumptions that market participants will use to value similar assets. The estimation of fair value measured by discounting expected future cash flows at discount rates commensurate with the risk involved is considered level 3 inputs. We do not believe that we have any impairment to our goodwill or other long-lived assets held and used as of December 31, 2009. We believe our estimates and judgments with respect to our goodwill and other long-lived assets held and used are reasonable. Nonetheless, if there was a material change in assumptions used in the determination of such fair values or if there is a material change in the conditions or circumstances that influence such assets, we could be required to record an impairment charge.

f.	Pension and post-retirement benefits

A summary of the liability as of December 31, 2009 and 2008 for the Company’s active employees defined benefit pension plan (PBS/Visão/CTB/Visão Assist) is as follows:

telecomunicações de são paulo s.a. – telesp
notes to the consolidated financial statements
For the years ended December 31, 2009, 2008 and 2007
(Amounts expressed in thousands of Reais, unless otherwise indicated)

PBS/Visão Telesp/CTB/Visão Assist/Visão T.Empresas	2009	2008
Funded status:
Accumulated benefit obligation:
Vested	116,165	116,060
Nonvested	27,651	21,288
Total	143,816	137,348
Projected benefit obligation	147,954	146,939
Fair value of plan assets	(218,889)	(185,441)
Excess of projected obligation (assets)	(70,935)	(38,502)
Accrued pension cost (Asset)	(70,935)	(38,502)

Change in benefit obligation and items not yet recognized as a component of net periodic pension cost

	PBO	Unrec.G/(L)	Unrec.NTO
Balance at December 31, 2007	120,153	64,675	(1,737)

Service cost	2,972	-	-
Interest cost	12,257	-	-
Amortization	-	(3,333)	815
Benefit payments and expenses	(10,112)	21	-
Actuarial (gain)/loss	21,669	(21,669)	-
Asset experience	-	1,712	-
Business combination – inclusion of T.Empresas	-	-	-
Balance at December 31, 2008	146,939	41,406	(922)

Service cost	3,503	-	-
Interest cost	14,174	-	-
Amortization	-	(656)	815
Benefit payments and expenses	(10,027)	-	-
Actual participant contribution	234	-	-
Actuarial (gain)/loss	(6,869)	6,869	-
Asset experience	-	16,995	-
Business combination – inclusion of T.Empresas	-	-	-
Balance at December 31, 2009	147,954	64,614	(107)

Disclosure of net periodic pension cost

	2009	2008	2007
Service cost (net of employee contributions)	3,503	2,776	3,472
Interest cost on PBO	14,174	12,257	11,615
Expected return on assets	(20,355)	(18,391)	(15,973)
Amortization of initial transition obligation	815	815	815
Amortization of (gains) losses	(656)	(3,333)	(2,137)
Net periodic pension cost	(2,519)	(5,876)	(2,208)

Change in accrued pension cost

	2009	2008
Accrued pension cost at beginning of year	(38,502)	(49,228)
Net periodic pension cost	(2,519)	(5,876)
Employer contributions	(5,891)	(5,852)
Business combination – inclusion of T.Empresas	-	-
Other Comprehensive Income defined benefit plans	(24,023)	22,454
Accrued pension cost at end of year	(70,935)	(38,502)

telecomunicações de são paulo s.a. – telesp
notes to the consolidated financial statements
For the years ended December 31, 2009, 2008 and 2007
(Amounts expressed in thousands of Reais, unless otherwise indicated)

Change in plan assets
	2009	2008
Plan assets at beginning of year	185,441	169,381
Actual contribution	6,125	6,069
Actual distributions and expenses	(10,027)	(10,112)
Actual return on plan assets	37,350	20,103
Assets acquired in a business combination	-	-
Plan assets at end of year	218,889	185,441

Estimated future benefit payments

	PBS/Visão	CTB	PBS-A	PAMA
2010	11,476	3,319	383,687	71,650
2011	11,898	3,229	396,408	79,126
2012	12,313	3,121	409,187	87,317
2013	12,742	3,000	422,045	96,210
2014	13,184	2,868	434,854	105,851
Years 2015-2019	72,573	12,167	2,358,695	701,695

The actuarial assumptions used in 2009 and 2008 are mentioned in Note 31.

Asset allocation

The asset allocation for the Company’s defined benefit pension plan (PBS - Telesp) at the end of 2009 and 2008, and the target allocation for 2010, by asset category, are as follows:

	Target Allocation for	Percentage of Plan Assets at Year End
Asset category	2010	2009	2008
Equity securities	16.3%	16.3%	13.5%
Loans	0.2%	0.2%	0.2%
Fixed income	83.5%	83.5%	86.3%
Total	100.0%	100.0%	100.0%

The allocation of pension plan assets in Brazil is regulated by the Brazilian federal government.  The primary allocation of a pension plan's portfolio assets is to fixed-income securities.  The plan may also allocate up to 50% of its assets to variable-rate securities and up to 5% of its asset loans to participants.  The company's pension plan managers seek to maximize return on the plan's assets while balancing potential risks in order to guarantee the payment of benefits to the plan participants and to reduce future costs. Based on the foregoing investment considerations, the Company's pension plan managers intend to invest, through 2010, portfolio assets as follows:  83.5% in fixed-rate securities, in order to protect the plans from volatility in the Brazilian equity markets, and limit investments in such markets to 16.3% of the plans' total investments.

The asset mix is the same for both plans (PBS and Visão) and composed of fixed-income, equities and loans.

The range of asset allocation of long-term strategic definition was made based on the results of the choice investment profile offered to the participants. The short-term tactic definition for the asset allocation in the defined ranges above was made based on the valuation of each segment of assets for the next twelve months, in alternative scenarios. The ideal asset allocation is defined in the periodic committees of each one of the asset managers, based on the probability of profitability objective satisfaction in the twelve-month period, associated with the quality assessment of the short-term scenario.

Individually, the returns of the assets are projected based on the model which part of the macroeconomic scenario (global and local) and project the impacts of this scenario to the interest yield behavior (for the several instruments) in the case of fixed income, and for several economic sectors and companies in the case of variable interest income. The integrant assets of each portfolio are selected by the use of statistical models to proportionate returns near of the benchmark returns, always respecting the telecomunicações de são paulo s.a. – telesp
notes to the consolidated financial statements
For the years ended December 31, 2009, 2008 and 2007
(Amounts expressed in thousands of Reais, unless otherwise indicated)

limits of the established Average Quadratic Error Metrics.

The plan’s asset return is the average after-tax return of each asset category weighted by target allocations. Asset categories returns are based on long-term macroeconomic scenarios.

The Company determines the fair value of plan assets using observable market data obtained from independent sources when available. The Company classifies its plan assets according to the fair value hierarchy:

Level 1 - Quoted prices for identical instruments in active markets.

Level 2 - Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

Level 3 - Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

The following summarizes the fair value of plan assets by asset category and level within the fair value hierarchy as of December 31, 2009:

Description	December 31, 2009	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets
Equity securities:
Brazilian equities	49	49	-	-
Total equity securities	49	49	-	-

Fixed income securities:
Other fixed income (a)	715	-	715	-
Total fixed income securities	715	-	715	-

Other types of investments
Investment funds (b)	193,577	129,476	64,101	-
Other investments (c)	24,548	-	24,548
Total other types of investments	218,125	129,476	88,649
Cash:	-	-	-	-
Total:	218,889	129,525	89,364	-

(a)	This category is comprised of financing and loans to the plan’s participants.

(b)	This category includes investments in approximately 83.67% in fixed income securities and 16.33% in equity securities.

(c)	This category is comprised of assets used for administrative purposes.

For equity securities, which fall within Level 1, the pricing of the assets traded on the capital market was made through the marked-to-market, where the analysis and the marked-to-market comprehension is more direct, simple and intuitive when the market is organized, as the capital market, when there is an active market (BOVESPA – São Paulo Stock Exchange). The stocks are measured by the last quoted price disclosed by BOVESPA. If there is no trade, the quoted price of prior day is used.

For Brazilian Government bonds, which fall within Level 1, they are priced daily, by interest market rate, and the primary source of information of the interest market rate for measurement is ANDIMA (National Association of the Institutions of the Capital Market), and for corporate bonds, which fall within Level 2, the model of interest value market rate of the pre-fixed corporate bonds is established by the two telecomunicações de são paulo s.a. – telesp
notes to the consolidated financial statements
For the years ended December 31, 2009, 2008 and 2007
(Amounts expressed in thousands of Reais, unless otherwise indicated)

factors: interest market rate and the credit spread. The interest market rate is established by the future interest yield of BM&F (Brazilian Mercantile & Futures Exchange) and the credit spread is calculated by the difference, in the issuing date, between the interest market rate and the issuing interest rate. For the variable interest rate bonds, the pricing is daily calculated by the interest market rate and the primary source of the market rate for pricing is also ANDIMA.

Visão Prev plans present risks of concentration of assets only for the portion of Brazilian Federal Government Bonds (approximately 47% of the total asset of the plans), which classification by the major credit risk agencies is investment grade for these assets. Such government bonds are allocated in the investments funds portfolio, in which Visão Prev makes its investments.

A summary of the Sistel pension plan as of December 31, 2009 and 2008 for the multiemployer portion (inactive employees’ pension plan) – PBS-A, is as follows:

Pension benefit plan – PBS-A
	2009	2008
Funded status:
Accumulated benefit obligation
Vested	4,860,382	4,977,285
Projected benefit obligation	4,860,382	4,977,285
Fair value of plan assets	(6,657,857)	(6,828,191)
Plan assets in excess of obligations	(1,797,475)	(1,850,906)

A summary of the post-retirement benefits plan (health-care plan – PAMA) is as follows:

Health-Care Plan – PAMA
	2009	2008
Funded Status:
Accumulated post-retirement benefit obligation:
Active participants	3,761	3,305
Fully eligible active plan participants	336	386
Inactive participants	234,671	186,851
	238,768	190,542
Fair value of plan assets	(70,349)	(68,254)
Obligations in excess of plan assets	168,419	122,288

In 2009, the Company made contributions to the PAMA in the amount of R$15 (R$5 in 2008 and R$5 in 2007). PBS-A is a noncontributory plan.

g.	Concentrations of risk

The credit risk on accounts receivable is dispersed. The Company constantly monitors the level of accounts receivable and limits the risk of past-due accounts, interrupting access to telephone lines in case the customer does not pay the related bills within 30 days. Exceptions are made for telecommunications services that must be maintained for security or national defense reasons.

For conducting its business, the Company is fully dependent upon the fixed-line telecommunications concession as granted by the Federal Government. The Concession Agreement expired on December 31, 2005, and was renewed on January 1, 2006, for another 20 years. However, the agreement can be changed on December 31, 2010, 2015 and 2020. Such condition allows ANATEL to set up new conditions and new goals for universalization and quality of telecommunication services, according to the conditions in force at those times. Every two years, during a 20-year period, public regime companies will have to pay a renewal charge of 2% of its prior-year SFTC revenue, net of taxes and social contributions.

Approximately 16% of the Company’s employees are members of the main telecommunications industry labor union, Sindicato dos Trabalhadores em Empresas de Telecomunicações e Operadores de

telecomunicações de são paulo s.a. – telesp
notes to the consolidated financial statements
For the years ended December 31, 2009, 2008 and 2007
(Amounts expressed in thousands of Reais, unless otherwise indicated)

Mesas Telefônicas no Estado de São Paulo, the Labor Union of Employees of Telecommunications Companies and Telecommunications Desk Operators in the State of São Paulo, or SINTETEL, which is associated with the Federação Nacional dos Trabalhadores em Telecomunicações, the National Federation of Telecommunications Workers or FENATTEL. The collective labor agreement was renewed on September 1, 2009 and will expire on August 31, 2010. The Company’s management considers relations with its workforce to be satisfactory. The Company has never experienced a work stoppage that had a material effect on its operations.

There is no concentration of available sources of labor, services, concessions or rights, other than those mentioned above, that could, if suddenly eliminated, severely impact the Company's operations.

h.	Deferred Income taxes

Under Brazilian GAAP, deferred taxes are classified as current or noncurrent based upon the expected period of reversal. Under U.S. GAAP, deferred taxes are classified as current or noncurrent based on the classification of the related asset or liability for financial reporting. A deferred tax liability or asset that is not related to an asset or liability for financial reporting, including deferred tax assets related to carryforwards, are classified according to the expected reversal date of the temporary difference. The classification of our deferred tax assets and liabilities under U.S. GAAP is as follows as of December 31, 2009 and 2008: current deferred tax asset of R$571,357 and R$521,879, respectively, current deferred tax liability of R$293,438 and R$154,787, respectively, noncurrent deferred tax asset of R$681,962 and R$595,898, respectively, and noncurrent deferred tax liability of R$528,304 and R$267,094, respectively.

Additionally, under Brazilian GAAP, Telefônica Data S.A and A.Telecom (subsidiaries of the Company) did not recognize for the year ended December 31, 2009, deferred income tax and social contribution assets of R$106,166 (R$62,512 on December 31, 2008) and R$109,670 (R$35,379 on December 31, 2008),  respectively, as mentioned in Note 7.1, due to the uncertainties involving their realization. Under U.S. GAAP, Telefônica Data S.A. and A.Telecom recorded those amounts, and as a result of the uncertainty involving their realization, a full valuation allowance in the same amount was also recorded in 2009 and 2008.

i.	New accounting pronouncements

Recently Adopted Standards

•
In September 2009, the Accounting Standards Codification (“ASC”) became the source of authoritative U.S. GAAP recognized by the Financial Accounting Standards Board (“FASB”) for nongovernmental entities, except for certain FASB Statements not yet incorporated into ASC. Rules and interpretive releases of the SEC under federal securities laws are also sources of authoritative U.S. GAAP for registrants. The authoritative guidance mentioned in these financial statements includes the applicable ASC reference.

•
In December 2007, FASB also issued new accounting guidance ASC 810 which clarifies that a non-controlling (minority) interest in an Operating Subsidiary is an ownership interest in the entity that should be reported as equity in the consolidated financial statements. It also requires consolidated net income to include the amounts attributable to both the parent and non-controlling interest, with disclosure on the face of the consolidated income statement of the amounts attributed to the parent and to the non-controlling interest. This statement is effective for fiscal years beginning after December 15, 2008 (calendar year 2009), with presentation and disclosure requirements applied retrospectively to comparative financial statements. The adoption of this guidance did not have an impact on the Company’s consolidated financial position, results of operations and cash flows.

telecomunicações de são paulo s.a. – telesp
notes to the consolidated financial statements
For the years ended December 31, 2009, 2008 and 2007
(Amounts expressed in thousands of Reais, unless otherwise indicated)

•
ASC 820 “Fair Value Measurement and Disclosures” defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 applies under other accounting pronouncements that require or permit fair value measurement. ASC 820 does not require any new fair value measurements. This statement is initially effective for financial statements issued for fiscal years beginning after November 15, 2007 (calendar year 2008), and is to be applied prospectively as of the beginning of the year in which it is initially applied. For all nonrecurring fair value measurements of nonfinancial assets and liabilities, the statement is effective for fiscal years beginning after November 15, 2008 (calendar year 2009). The adoption of this guidance did not have a significant impact on the Consolidated Financial Statements.

•
ASC 715 “Compensation-retirement Benefits” provides guidance on an employer’s disclosures about plan assets of a defined benefit pension or other post-retirement plans. This guidance is intended to ensure that an employer meets the objectives of the disclosures about plan assets in an employer’s defined benefit pension or other postretirement plan to provide users of financial statements with an understanding of the following: how investment allocation decisions are made; the major categories of plan assets; the inputs and valuation techniques used to measure the fair value of plan assets; the effect of fair value measurements using significant unobservable inputs on changes in plan assets; and significant concentrations of risk within plan assets. The Company has complied with the disclosure requirements.

•
ASC 350 “Intangibles-Goodwill and Other” amends the factors to be considered in developing renewal or extension assumptions used to determine the useful life of intangible assets under ASC 350. Its intent is to improve the consistency between the useful life of an intangible asset and the period of expected cash flows used to measure its fair value. The amendment is effective prospectively for intangible assets acquired or renewed after January 1, 2009. The Company applied the amendment issued in 2008 to acquisitions of intangible assets as from January 1, 2009.

•
ASC 815 “Derivatives and Hedging” seeks to improve financial reporting for derivative instruments and hedging activities by requiring enhanced disclosures regarding the impact on financial position, financial performance, and cash flows. To achieve this increased transparency, an amendment issued in 2008 requires (i) the disclosure of the fair value of derivative instruments and gains and losses in a tabular format; (ii) the disclosure of derivative features that are credit risk-related; and (iii) cross-referencing within footnote disclosures to enable financial statement users to locate important information about derivative instruments. The Company has complied with disclosure requirements.

•
ASC 805 “Business Combination” establishes principles and requirements for how an acquiring entity in a business combination recognizes and measures the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information needed to evaluate and understand the nature and financial effect of the business combination. This statement is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008 (calendar year 2009).

•
ASC 323 “Investments-Equity Method and Joint Ventures” addresses how the initial carrying value of an equity method investment should be determined, how an impairment assessment of an underlying indefinite-lived intangible asset of an equity method investment should be performed, how an equity method investee’s issuance of shares should be accounted for, and how to account for a change in an investment from the equity method to the cost method. ASC 323 was effective in fiscal years beginning on or after December 15, 2008, and interim periods within those fiscal years. ASC 323 is applied prospectively with early application prohibited. The adoption of ASC 323 did not have any impact on the Consolidated Financial Statements.

telecomunicações de são paulo s.a. – telesp
notes to the consolidated financial statements
For the years ended December 31, 2009, 2008 and 2007
(Amounts expressed in thousands of Reais, unless otherwise indicated)

Recently Issued Standards

•
In June 2009, the FASB issued a statement that removes the concept of a qualifying special-purpose entity (“QSPE”) from former SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a replacement of former FASB Statement No. 125. The QSPE concept had initially been established to facilitate off-balance sheet treatment for certain securitizations. The new statement also removes the exception from applying the requirements of consolidation accounting for variable interest entities to QSPEs. This new standard has not been incorporated into ASC and is effective for fiscal years beginning after November 15, 2009. The Company does not believe that the adoption of this new standard will have a material impact on its financial statements.

•
In June 2009, the FASB issued a new standard that amends former FIN 46(R) to among other things, require an entity to qualitatively rather than quantitatively assess the determination of the primary beneficiary of a variable interest entity (“VIE”). This determination should be based on whether the entity has 1) the power to direct matters that most significantly impact the activities of the VIE and 2) the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. Other key changes include: the requirement for an ongoing reconsideration of the primary beneficiary, the criteria for determining whether service provider or decision maker contracts are variable interests, the consideration of kick-out and removal rights in determining whether an entity is a VIE, the types of events that trigger the reassessment of whether an entity is a VIE and the expansion of the disclosures previously required about Transfers of Financial Assets and Interests in Variable Interest Entities. This new standard has not been incorporated into ASC and is effective for fiscal years beginning after November 15, 2009. The Company does not believe that the adoption of this new standard will have a material impact on its financial statements.

•
In September 2009, the accounting standard regarding multiple deliverable arrangements was updated to require the use of the relative selling price method when allocating revenue in these types of arrangements. This method allows a vendor to use its best estimate of selling price if neither vendor-specific objective evidence nor third-party evidence of selling price exists when evaluating multiple deliverable arrangements. This standard update is effective January 1, 2011 and may be adopted prospectively for revenue arrangements entered into or materially modified after  the date of adoption or retrospectively for all revenue arrangements for all periods presented. The Company is currently evaluating the impact that this standard update could have on its consolidated financial statements.

* * * * * * * * * * *