Form 20-F
period 2010-12-31
TELESP HOLDING CO
filed 2011-03-01
CIK 1066119

As filed with the Securities and Exchange Commission on March 1, 2011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
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

The number of outstanding shares as of December 31, 2010 was:

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

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large Accelerated Filer	☒	Accelerated Filer	☐	Non-accelerated Filer	☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
☐	Item 17	☐	Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐	Yes	☒	No

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

•	“CTBC Telecom” are to Companhia de Telecomunicações do Brasil Central;

•	“CTBC Borda” are to Companhia Brasileira Borda do Campo – CTBC;

•	“CVM” are to the Comissão de Valores Mobiliários, the Securities Commission of Brazil;

•	“General Telecommunications Law” are to Lei Geral de Telecomunicações, as amended, which regulates the telecommunications industry in Brazil;

•	“IASB” are to International Accounting Standards Board;

•	“IFRS” are to International Financial Reporting Standards, as issued by IASB;

•	“IPCA” are to Índice Nacional de Preços ao Consumidor Amplo, the consumer price index;

•	“IST” are to Índice Setorial de Telecomunicações, the inflation index of the telecom sector;

•	“JPY” are to Japanese Yen;

•
“Number Portability” are to “Portabilidade Numérica,” the service mandated by ANATEL that provides customers with the option of keeping the same telephone number when switching telephone service providers;

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

The “Glossary of Telecommunications Terms” that begins on page 104 provides the definition of certain technical terms used in this annual report.

FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. Certain statements included in this annual report, principally in “Item 3. Key Information—Risk Factors,” “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects,” contain information that is forward looking, including, but not limited to:

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

PRESENTATION OF FINANCIAL INFORMATION

We maintain our books and records in reais. We prepared our consolidated financial statements included in this annual report in accordance with the IFRS. These consolidated annual financial statements are our first financial statements prepared in accordance with the IFRS, as issued by International Accounting Standards Board (“IASB”). IFRS 1 – “First-time Adoption of International Financial Reporting Standards” has been applied in preparing these financial statements. Until December 31, 2009, our consolidated financial statements were prepared in accordance with accounting practices adopted in Brazil (“Brazilian GAAP”). Brazilian GAAP is based on the Brazilian Corporate Law No. 6,404 of December 15, 1976, as amended, and included the provisions of Law No. 11,638/2007 and Law No. 11,941, dated May 27, 2009; the accounting standards issued by the Brazilian Federal Accounting Council (Conselho Federal de Contabilidade – “ CFC”); the accounting standards issued by the Accounting Standards Committee (Comitê de Pronunciamentos Contábeis – “CPC”); and the rules and regulations issued by the Brazilian Securities Commission (Comissão de Valores Mobiliários – “CVM”). After the adoption of CPCs No.15 to 43, Brazilian GAAP does not differ from IFRS, for preparation of consolidated financial statements. The comparative figures with respect to 2009 have been restated to reflect adjustments made as a result of the adoption of IFRS. Reconciliations and descriptions of the effect of the transition from Brazilian GAAP to IFRS are given in Note 3 to our consolidated financial statements included elsewhere in this annual report. These consolidated financial statements have been audited by Ernst & Young Terco Auditores Independentes S.S. (“EY” or “Ernst & Young”). In this annual report we will refer to the set of accounting practices adopted in Brazil, through December 31, 2009, as the “Former Brazilian GAAP”.

We have made rounding adjustments to reach some of the figures included in this annual report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

We maintain our books and records in reais. We prepared our consolidated financial statements included in this annual report in accordance with the IFRS. These consolidated annual financial statements are our first financial statements prepared in accordance with the IFRS, as issued by International Accounting Standards Board (“IASB”). IFRS 1 – “First-time Adoption of International Financial Reporting Standards” has been applied in preparing these financial statements. Until December 31, 2009, our consolidated financial statements were prepared in accordance with accounting practices adopted in Brazil (“Brazilian GAAP”). Brazilian GAAP is based on the Brazilian Corporate Law No. 6,404 of December 15, 1976, as amended, and included the provisions of Law No. 11,638/2007 and Law No. 11,941, dated May 27, 2009; the accounting standards issued by the Brazilian Federal Accounting Council (Conselho Federal de Contabilidade – “ CFC”); the accounting standards issued by the Accounting Standards Committee (Comitê de Pronunciamentos Contábeis – “CPC”); and the rules and regulations issued by the Brazilian Securities Commission (Comissão de Valores Mobiliários – “CVM”). After the adoption of CPCs No.15 to 43, Brazilian GAAP does not differ from IFRS, for preparation of consolidated financial statements. The comparative figures with respect to 2009 have been restated to reflect adjustments made as a result of the adoption of IFRS. Reconciliations and descriptions of the effect of the transition from Brazilian GAAP to IFRS are given in Note 3 to our consolidated financial statements included elsewhere in this annual report. These consolidated financial statements have been audited by Ernst & Young Terco Auditores Independentes S.S. (“EY” or “Ernst & Young”). In this annual report we will refer to the set of accounting practices adopted in Brazil, through December 31, 2009, as the “Former Brazilian GAAP”.

The following tables present a summary of our selected financial data at the dates and for each of the periods indicated. You should read the following information together with our audited consolidated financial statements and the notes thereto included elsewhere in this annual report and with “Item 5—Operating and Financial Review and Prospects.”

	Year ended December 31,
	2010	2009
Income Statement Data:	(in millions of reais, except for share and per share data)

Net operating revenue	15,756	15,806
Cost of goods and services	(8,793)	(9,092)
Gross profit	6,963	6,714
Operating expenses, net	(3,417)	(3,316)
Operating income before financial expense, net	3,546	3,398
Financial expense, net	(121)	(189)
Income before tax and social contribution	3,425	3,209
Income tax and social contribution	(1,027)	(1,005)
Net Income	2,398	2,204
Basic and diluted earnings per share:
Common Shares	4.45	4.08
Preferred Shares	4.89	4.49
Cash Dividends per share in reais, net of withholding tax:
Common Shares	3.62	2.56
Preferred Shares	3.98	2.81

	As of December 31,		As of January 1,
	2010	2009	2009(1)
	(in millions of reais, except where indicated)
Balance Sheet Data:

Property, plant and equipment, net	10,201	9,672	9,869
Total assets	19,966	20,643	20,324
Loans and financing—current portion	420	1,768	502,503
Loans and financing—non-current portion	1,405	1,752	1,717
Shareholders’ equity	11,667	11,300	10,382
Capital stock	6,575	6,575	6,575
Number of shares outstanding (in thousands)	505,841	505,841	505,841

(1)	Reflecting our retroactive application of changes to the accounting criteria to enable the Former Brazilian GAAP to converge with IFRS.

	December 31,
	2010	2009
	(in millions of reais, except where indicated)
Cash Flow Data:

Operating activities:
Net cash provided by operations	4,532	4,449
Investing activities:
Net cash used in investing activities	(1,659)	(2,296)
Financing activities:
Net cash used in financing activities	(3,594)	(1,618)
Increase (decrease) in cash and cash equivalents	(720)	536
Cash and cash equivalents at beginning of year	2,277	1,741
Cash and cash equivalents at end of year	1,557	2,277

Exchange Rates

The Brazilian Central Bank allows the real/U.S. dollar exchange rate to float freely and has intervened occasionally to control the exchange rate volatility. However, the exchange market may continue to be volatile, and the real may depreciate or appreciate substantially in relation to the U.S. dollar. The Brazilian Central Bank or the Brazilian government will intervene in the exchange rate market.

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

In October 2009, the Brazilian government increased the tax rate related to foreign investments in the Brazilian financial and capital markets from zero to two percent, including investments made pursuant the Brazilian Monetary Council (Conselho Monetário Nacional), or CMN, Resolution No. 2,689, dated January 26, 2000, as amended, or Resolution No. 2,689. The Tax on Financial Transactions (Imposto sobre Operações Financeiras), or IOF tax, applies upon conversion of foreign currency into Brazilian reais related to equity or debt investments by foreign investors in the Brazilian stock exchanges or the over-the-counter, or OTC, market, as well as private investment funds, Brazilian treasury notes and other fixed income securities.

On October 5, 2010, the Brazilian government announced measures to respond to the real appreciation by increasing to four percent the IOF tax rate on foreign exchange transactions related to foreign investments in the financial and capital market, except for variable income investments traded on the stock exchange, which remained at two percent.  On October 18, 2010, new increases in the IOF tax rate were announced by the Brazilian government which adopted a six percent rate for foreign exchange transactions and for the investments of foreign investors in accordance with the margin requirements for futures transactions on the Brazilian Stock, Commodities and Futures Exchange (BM&FBOVESPA). The IOF tax rate remains at zero on exchange transactions for outflow for these funds as well as over proceeds received as a result of initial public offerings. The conversion of Brazilian currency into foreign currency for purposes of paying dividends for ADS programs is not taxed.  On January 6, 2011, the Brazilian Central Bank published Circular 3,520 (Circular 3,520/2011), which imposes a 60% minimum reserve deposit for any financial operations exceeding U.S.$3 billion.

The following tables set forth the exchange rate (rounded to the nearest tenth of a cent), expressed in reais per U.S. dollar (R$/US$) for the periods indicated, as reported by the Central Bank.

	Exchange Rate of R$ per US$
	Low	High	Average(1)	Year-End
Year ended December 31,
2006	2.059	2.371	2.168	2.138
2007	1.732	2.156	1.929	1.771
2008	1.559	2.500	1.833	2.337
2009	1.741	2.378	1.990	1.741
2010	1.655	1.880	1.759	1.665

Source:	Central Bank of Brazil, PTAX.

(1)	Represents the average of the exchange rates (PTAX) on the last day of each month during the relevant period.

	Exchange Rate of R$ per US$
	Low	High	Average(2)	Period-End
Month ended
September 30, 2010	1.694	1.744	1.719	1.694
October 29, 2010	1.655	1.711	1.683	1.701
November 30, 2010	1.680	1.734	1.707	1.716
December 31, 2010	1.666	1.712	1.689	1.666
January 31, 2011	1.651	1.691	1.671	1.673
February 28, 2011	1.661	1.678	1.668	1.661

Source:	Central Bank of Brazil, PTAX.

(2)	Represents the average of the exchange rates (PTAX) of the lowest and highest rates in the month.

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

In the past, the Brazilian government has intervened in the Brazilian economy and made changes in policy and regulations. The Brazilian government’s actions to control inflation and affect other policies have often involved wage and price controls, currency devaluations, capital controls, and limits on imports, among other things. Our business, financial condition, results of operations and the market price of our preferred shares and ADSs may be adversely affected by changes in government policies, especially those related to our sector, such as changes in telephone fees and competitive conditions, as well as general economic factors, including:

•	currency fluctuations;

•	exchange control policies;

•	internal economic growth;

•	inflation;

•	energy policy;

•	interest rates;

•	liquidity of domestic capital and lending markets;

•	tax policies; and

•	other political, diplomatic, social and economic developments in or affecting Brazil.

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

The international economy remains subject to risks and adjustments arising from the international financial crisis from 2008. The international financial system remains susceptible to unfavorable credit and liquidity conditions. Foreign and national financial institutions, including some of the largest commercial banks, investment banks, mortgage lenders, guarantors and mortgage insurance companies, could continue to experience significant difficulties, including runs on their deposits and inadequate liquidity. Therefore, the prices of financial assets are likely to continue to reflect risk aversion, with increased volatility.

In an attempt to increase liquidity in the financial markets and prevent the failure of the financial system, various governments may continue to intervene in their financial systems, and perform tax adjustments. There is no guarantee, however, that these measures will be successful in stabilizing conditions in international financial markets.

Despite the extent of the above-mentioned interventions, global investor confidence could remain low, the global financial markets could remain volatile and access to credit could still be lacking. The continuation or worsening of disruption and volatility in the global financial markets may have a material adverse effect on our ability to access the capital markets under appropriate financial conditions, which may adversely affect our operations. Furthermore, an environment of economic downturn may negatively affect the financial stability of our customers, which could result in a general reduction in Brazil’s economic activity and the consequent loss of income for us.

Political instability may have an adverse impact on the Brazilian economy and on our business.

Political crisis in Brazil can affect the trust of investors and the public in general, as well as the development of the economy. Political crises may have an adverse impact on the Brazilian economy, our business, financial condition, results of operations and the market price of our preferred shares and ADSs.

Inflation and government efforts to curb inflation may contribute to economic uncertainty in Brazil, adversely affecting our business and results of operations.

Brazil has historically experienced high rates of inflation. Inflation and certain of the government’s measures taken in the attempt to curb inflation have had significant negative effects on the Brazilian economy.  In 2010, inflation measured by the Consumer Price Index (Índice de Preços ao Consumidor), or IPCA, published by the Instituto Brasileiro de Geografia e Estatística, reached 5.9%, under the upper limit of 6.5% established by the National Monetary Council, but over the central inflation target of 4.5%. In 2011, the Brazilian monetary policy will continue to use the IPCA for establishing the inflation target. The inflation target for 2011 is set at 4.5%, similar to 2010. If inflation rises beyond this target, the basic interest rates may rise, directly affecting the cost of our debt and indirectly reducing the demand for products and services related to telecommunications. In 2011, factors that may adversely affect consumer inflation are, among others, the international commodities prices, the impact of buoyant domestic economic activity on domestic prices and the indexation of prices and tariffs.

Since 2006, telephone fees for fixed-line services have been indexed to the Index of Telecommunications Service, or IST, reduced by a productivity factor. The IST is a basket of national indexes that reflect the industry's operating costs. As a result, this index serves to reduce potential discrepancies between our industry's revenue and costs, and thus reduce the apparent adverse effects of inflation upon our operations.

The rate increase authorized by ANATEL in 2011, which will reference the IST, will be reduced by a factor of productivity and applied cumulatively after a period of 12 months. This can cause increases in costs and salaries above and below that of our revenue, with adverse impacts on our profitability.Increases in interest rates may have a material adverse effect on our business.

The Monetary Policy Committee of the Brazilian Central Bank (Comitê de Política Monetária do Banco Central do Brasil), or COPOM, sets the target of the basic interest rate for the Brazilian financial system based on an expectation of convergence between the future inflation rate and the central inflation target. On December 31, 2010, the basic interest rate was 10.75% per year, compared to 8.75% per year on December 31, 2009. As of the date of this Form 20-F, market consensus indicates that inflation measured by the IPCA will be higher than the inflation target of 4.5% for 2011.  Hence, we expect COPOM to increase interest rates during this year, with adverse effects on our business.

Fluctuations in exchange rates may adversely affect our ability to meet liabilities denominated or linked to foreign currencies or reduce our income in foreign currency,  and may have a material adverse effect on the market value of our preferred shares and ADSs.

The exchange rate between the U.S. dollar and the Brazilian real has experienced significant fluctuations in the recent years. Between 2000 and 2003, the real was devalued 68% against the U.S. dollar and gained 32% between 2004 and 2010. Between 2000 and 2010, the real depreciated by 9% against the U.S. dollar.

As of December 31, 2010, 0.95% of our R$1.83 billion total financial debt was denominated in U.S. dollars. As of December 31, 2010, we had currency hedges in place to cover all of our financial foreign currency-denominated bank debt.

Part of the costs relating to our network infrastructure and services provided by outside vendors is payable or linked to payment by us in U.S. dollars. By contrast, our revenue is generated in reais, except income derived from hedging transactions, international long distance interconnection and services to customers outside of Brazil.

To the extent that the value of the real decreases relative to the U.S. dollar or euro, our commitments linked to fluctuations in exchange rates or payable in foreign currencies becomes more expensive and in return our accounts receivable denominated in foreign currencies appreciate themselves, which could adversely affect our revenue and expenses. However, 97.0% of the net balance of the transactions denominated in foreign currencies are covered by hedge transactions. Since May 2010, the Company began using net balance coverage, which is the coverage for net positions in foreign exchange exposures generated by invoices issued or received in foreign currencies, substantially reducing the Company’s risk to fluctuations in exchange rates. By periodically receiving invoices for the net balance coverage and determining the coverage of exposures, the Company’s corporate market risk department monitors its foreign exchange exposure and commitments linked to foreign currencies so as not to achieve a significant amount.

Political, economic and social developments, and the perception of risk in other countries, both emerging and developed market countries, may adversely affect the Brazilian economy, our business, and the market price of Brazilian securities, including our preferred shares and ADSs.

The market for securities issued by Brazilian companies may be influenced, in varying degrees, by economic  conditions in both emerging and developed market countries. The reaction of investors to developments in other countries may have an adverse impact on the market value of securities of Brazilian companies. Crises in other emerging countries or the economic policies of other countries may reduce investor demand for securities of Brazilian companies, including our preferred shares. Any of the foregoing developments may adversely affect the market value of our preferred shares and hinder our ability to access the capital markets and finance our operations in the future on acceptable terms and costs, or at all.

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

For further information concerning specific regulations or resolutions issued by ANATEL, refer to section “Item 5.A — Operating and Financial Review and Prospects— Operating Results — Regulatory and Competitive Factors.”

Our concession may be terminated by the Brazilian government under certain circumstances.

We operate our business under a concession granted by the Brazilian government. According to the terms of the concession, we are obligated to meet certain universal service requirements and to maintain minimum quality and service standards. For example, ANATEL requires that we satisfy certain conditions with respect to, among other things, expansion of our network to provide public pay-phone service for all locations with populations in excess of 100, expansion of our network to provide private individual telephone service for all locations with populations in excess of 300, and, with respect to quality of service, targets for the number of call completions. Our ability to satisfy these terms and conditions, as well as others, may be affected by factors beyond our control. Our failure to comply with the requirements of our concession may result in the imposition of fines up to R$50.0 million or other government actions, including the termination of our concession. Any partial or total revocation of our concession would have a material adverse effect on our financial condition and results of operations. Moreover, the concession agreements establish that all assets owned by the Company and which are indispensable to the provision of the services described in such agreements are considered reversible assets and are deemed to be part of the concession assets. The assets will be automatically returned to ANATEL upon expiration of the concession agreements, according to the regulation in force at that time. On December 31, 2010, the net book value of reversible assets is estimated at R$6.9 billion, which is comprised of switching and transmission equipment and public use terminals, external network equipment, energy equipment and system and operation support equipment.

 The expiration date of the original concession agreements was December 31, 2005, but it has since been renewed as of December 22, 2005 for an additional 20-year term. The current concession agreements contain a provision allowing ANATEL to review the concession terms in 2010, 2015 and 2020. This provision permits ANATEL to update the renewed concession agreements with respect to network expansion, modernization and quality of service targets in response to changes in technology, competition in the marketplace and domestic and international economic conditions. On December 30, 2010, ANATEL amended the Company’s concession agreements to allow further amendments on May 2, 2011, December 31, 2015 and December 31, 2020.  These further amendments may establish new conditions and targets for universal access and quality, taking into consideration the conditions prevailing at the time, including complementary resources.

Important mergers and acquisitions in the market should increase competition in the upcoming years.

We have experienced, and expect to continue to experience, market adjustments in which providers take actions in order to compete for clients, especially corporate and premium residential clients.  Such actions result in pressure on market prices and shifts in market share.

In 2010, important changes occurred in the structure of major companies in the fixed and mobile market, which set a new competitive landscape and are likely to contribute to the acceleration of the convergence of telecommunication technologies and offerings, as well as to geographic expansion. In July 2010, Telefónica S.A. completed the acquisition of a stake in Vivo S.A. from Portugal Telecom, becoming the leader in the Brazilian telecommunications market, considering the number of customers and annual revenue. In  the second quarter of 2010, America Movil announced the merger of its fixed (Embratel) and mobile (Claro) Brazilian operations. Throughout 2010, Oi has focused its efforts in integrating its operations with Brasil Telecom and in January 2011, Portugal Telecom completed the acquisition of a minority stake in Oi thus allowing Oi to deleverage its indebtedness and to resume its investments.  In May 2010, TIM, a subsidiary of Telecom Italia, announced that they had finished the integration of Intelig, a fixed telephony company acquired in 2009. These corporate movements may cause additional competitive pressures and changes in market share and may potentially impact our business, financial condition and results of operations, especially in combination with a more aggressive number portability strategy that may reduce our customer base.

We face increasing competition from cellular service providers.

Rapid growth of the cellular telecommunications industry and intense competition among cellular service providers have resulted in an expansion of broadband wireless servies, lower prices for cellular services, and a greater focus on the market for prepaid lines. Cellular services are increasingly becoming an alternative to fixed telecommunications services and are likely to continue to negatively impact our results of operations. In the long distance business, the aggressive performance of mobile operators, in particular TIM, drove the growth of this market and reduced the participation of fixed-line operator Telefónica. In December 2010, ANATEL held an auction for the last available frequencies for 3G services (third generation mobile phone services), allowing entry of new competitors in the market for wireless broadband communication, further increasing the risk of potential negative impacts on our business. Any loss of market share as a result of competition from cellular service providers could have an adverse effect on our business, financial condition and results of operations.

The industry in which we conduct our business is continually changing and evolving technologically.

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

In August 2010, ANATEL established a new policy regulating the 2.5 GHz spectrum which requires MMDS (Multichannel Multipoint Distribution Service) companies, including us, to return, until 2013, a significant portion of the spectrum they currently own and to offer cable TV on a primary basis.  Through this initiative, the ANATEL objects to providing more spectrum availability to mobile operators in Brazil, thus restricting them from increasing service penetration and superior data communication.

We seek to invest in new technology to remain competitive in a rapidly changing market. We have announced the launching of several new products during 2010, including our FTTH program, which intends to offer 3Play services on an industrial scale in the State of São Paulo in the upcoming years.

Risks Relating to the Preferred Shares and the ADSs

Holders of our ADSs may face difficulties in serving process on or enforcing judgments against us and other persons.

We are organized under the laws of Brazil, and all of our executive officers and our independent public accountants reside or are based in Brazil. Also, four of our sixteen directors reside or are based in Brazil.  Substantially all of our assets and those of these other persons are located in Brazil. As a result, it may not be possible for holders of the ADSs to effect service of process upon us or these other persons within the United States or other jurisdictions outside Brazil or to enforce against us or these other persons judgments obtained in the United

States or other jurisdictions outside Brazil. Because judgments of U.S. courts for civil liabilities based upon the U.S. federal securities laws may only be enforced in Brazil if certain conditions are met, holders may face greater difficulties in protecting their interests due to actions by us, our directors or executive officers than would shareholders of a U.S. corporation.

Holders of Our Preferred Shares and ADSs generally do not have voting rights.

In accordance with Brazilian Corporate Law and our bylaws, holders of our preferred shares, and therefore of our ADSs, are not entitled to vote at meetings of our shareholders, except in limited circumstances set forth in “Item 10. Additional Information—B. Memorandum and Articles of Association.”

Holders of Our Preferred Shares might be unable to exercise preemptive rights with respect to the preferred shares unless there is a current registration statement in effect which covers those rights or unless an exemption from registration applies.

Holders of our preferred shares will not be able to exercise the preemptive rights relating to the preferred shares underlying your ADSs unless a registration statement under the U.S. Securities Act of 1933, as amended, or the Securities Act, is effective with respect to the shares underlying those rights, or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement. Unless we file a registration statement or an exemption from registration applies, holders of our prefered shares may receive only the net proceeds from the sale of their preemptive rights by the depositary, or if the preemptive rights cannot be sold, they will lapse and you will not receive any value for them. For more information on the exercise of these rights, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Preemptive Rights.”

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

If holders of ADSs do not qualify under Resolution 2,689, they will generally be subject to less favorable tax treatment with respect to our preferred shares. There can be no assurance that the depositary’s certificate of registration or any certificate of foreign capital registration obtained by holders of ADSs will not be affected by future legislative or regulatory changes, or that additional Brazilian law restrictions applicable to their investment in the ADSs may not be imposed in the future.

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

Based on the fact that the ADSs are issued and registered abroad, we believe that gains on the disposition of ADSs made outside of Brazil by non-residents of Brazil to another non-Brazilian resident would not be subject to Brazilian taxation, since it will not fall within the definition of assets located in Brazil for purposes of Law 10,833. However, considering the general and unclear scope of Law No. 10,833 and the absence of judicial court rulings in respect thereto, we cannot be assured that such an interpretation of this law will prevail in the courts of Brazil. If the income tax is deemed to be due, the gains may be subject to income tax in Brazil at a rate of 15.0% (general taxation) or 25.0% (if the non-resident seller is located in a tax haven, a country which does not impose any income tax, which imposes it at a maximum rate lower than 20.0%, or in which the laws impose restrictions on the disclosure of ownership composition or securities ownership or the identification of the effective beneficiary of income attributed to non-resident holders). See “Item 10. Additional Information—E. Taxation—Brazilian Tax Considerations.”

Certain Factors Relating to Our Controlling Shareholder

Our controlling shareholder has strong influence over our business.

Telefónica Internacional S.A., or Telefónica Internacional, our principal shareholder, currently owns directly and indirectly approximately 85.57% of our voting shares and 87.95% of our total capital. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.” As a result of its share ownership, Telefónica Internacional has the power to control us and our subsidiaries, including the power to elect our directors and officers and to determine the outcome of any action requiring shareholder approval, including transactions with related parties, corporate reorganizations and the timing and payment of our dividends. Given this degree of control over our company, circumstances could arise under which the interests of Telefónica Internacional could be deemed to be in conflict with the interests of our other shareholders.

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

As of December 31, 2010, we had 168,609,291 outstanding common shares, with no par value per share, and 337,232,189 preferred shares, with no par value per share. Our shareholders’ equity was in the amount of R$11.7 billion as presented under IFRS.

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

We also provide multimedia communication services (“serviços de comunicação multimídia” or “SCM”) such as audio, data, voice and other sounds, images, texts and other information. ANATEL granted the SCM license with Act No. 33,791 of February 14, 2003, which authorized the rendering of the service in all of the State of São Paulo, except for a small area (Sector 33).

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

In 2008, the Company pioneered the launch of internet access through fiber optic cables (“Fiber to the Home” - FTTH) for non-commercial customers. Aside from the offer of an internet connection with high-speed capacities of 30 Mbps and 100 Mbps, various bundles have also been offered, including Wi-Fi, Digital TV, 2,000 minutes of local and intra-state calls, anti-virus protection, call identification, technical assistance and specific call center assistance.

On February 16, 2009, ANATEL extended the authorization until 2024 for the use of the spectrum frequencies associated to the MMDS in the cities of São Paulo, Curitiba, Rio de Janeiro and Porto Alegre.

As of December 31, 2010, our telephone network included 11.3 million fixed lines in service, 3.3 million broadband clients and 0.5 million Pay TV clients. Of the access lines in service, approximately 70% were residential, 24% were commercial, 2% were public telephone lines and 3% were for our own use and testing.

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

On July 6, 2003, mobile telephony operators started to implement a long-distance carrier selection (CSP) that enables the client to determine the long-distance carrier for each domestic long-distance call (VP2 and VP3) or international call, in accordance with the SMP (Mobile Personal Service) rules. As a result, the Company, having acknowledgement of the revenue from these long distance services, started to pay the mobile telephony operators for the use of their networks.

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

Acquisition and Reorganization of Atrium

On December 30, 2004, we acquired indirect control of Atrium Telecomunicações Ltda. from Launceston Partners CV. Atrium provided various types of telecommunications services in Brazil, including internet and intranet services, telecommunications management services and the sale and rental of telecommunications systems and related equipment. The acquisition was carried out through the purchase of the total share capital of Santo Genovese Participações Ltda., which held 99.99% of the representative share capital of Atrium.

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

On October 31, 2007, the board of ANATEL concluded the regulatory review of the association between Grupo Abril and the Company, approving the transaction, which involves (i) the acquisition of all of the operations of MMDS (Multichannel Multipoint Distribution Service) and broadband, and (ii) the acquisition of a significant stake, within the limit of the foreseen effective laws and regulations, in the cable television dealers controlled by Grupo Abril within and outside of the State of São Paulo. This decision was published in the Official Gazette of the Federal Executive on November 19, 2007. Antitrust clearance is still pending from ANATEL and CADE competition authorities.

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

Corporate Reorganization involving DABR and TTP

On October 21, 2008, Telesp’s Board of Directors and the shareholders of TTP and Telefônica Data Brasil Participações Ltda. (“DABR”) approved a corporate reorganization that consisted of the merger of TTP and DABR into us.

On November 11, 2008, the merger of TTP and DABR was approved by our Extraordinary Shareholders Meeting. As a result of this restructuring, TTP and DABR were dissolved and Telesp assumed all the rights and obligations of TTP and DABR.

The reorganization allowed Telesp to increase synergies, reduce managerial risk, simplify the corporate administrative structure and reduce costs, while also providing tax benefits expected to reduce Telesp’s income tax and other taxes assessed on revenue and income, thereby improving Telesp’s cash flows. The reorganization and the goodwill amortization were structured as to avoid any assumption of indebtedness by Telesp and to minimize any negative impact on the future results of Telesp.

Corporate Restructuring involving TS Tecnologia

On May 22, 2009, Telefônica Data S.A., our subsidiary, merged with its controlled subsidiary TS Tecnologia da Informação Ltda., or TS Tecnologia, in accordance with the values recorded on the books and an appraisal report. This merger caused TS Tecnologia to be extinguished and Telefônica Data S.A. became the successor of all of the assets and liabilities of TS Tecnologia.

Corporate Restructuring involving A.TELECOM S.A.

On December 9, 2009, Telesp’s Board of Directors approved the submission to a shareholder vote of the corporate reorganization proposal consisting of the partial spin-off of A.TELECOM S.A. (“A.TELECOM”), and the subsequent merger into Telesp of the spun-off part of A.TELECOM.

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

Recent Developments

Corporate Restructuring involving Vivo Participações S.A.

In July 28, 2010, in accordance with the material fact disclosed to the public by Telefónica S.A., our controlling shareholder, Telefónica S.A. and Portugal Telecom SG SGPS, S.A. (“Portugal Telecom”) executed a purchase agreement for the acquisition by Telefónica S.A. (directly or through any of the companies within its group) of 50% of the capital stock of Brasilcel, N.V. (a company jointly owned by Telefónica and Portugal Telecom, which owns shares representing, approximately, 60% of the capital stock of the Brazilian company Vivo Participações S.A., or Vivo Part) owned by Portugal Telecom.

On December 27, 2010, the Company and Vivo Part, jointly announced the approval by their respective Boards of Directors of a proposal for corporate restructuring involving the merger of shares of Vivo Part into the Company, aiming for the unification of the shareholding positions of both companies.

Other than the concentration of the shareholding position herein mentioned, the corporate restructuring aims to simplify the current organizational structure of the companies, both of which are publicly-held companies and listed on BM&FBOVESPA and with American Depositary Receipts traded in the United States of America. The restructuring would allow their respective shareholders to participate in one unified company with greater liquidity and with shares traded on Brazilian and foreign stock exchanges. Moreover, the corporate restructuring will provide rationalization of the cost structure of the two companies and will facilitate the integration of businesses and the generation of synergies, thus positively impacting both companies.

The management of each company will follow the recommendations provided by Parecer de Orientação CVM nº 35/08, which seeks to protect the interests of the minority shareholders of both companies and to assure that the transaction observes arm’s length conditions for controlling and minority shareholders in the exchange of shares. Therefore, each of Vivo Part and Telesp established independent special committees (“Special Committees”) to negotiate the exchange ratio of shares and to present their opinions regarding other conditions of the corporate restructuring that may be proposed, and to subsequently submit their recommendations to the Boards of Directors of each company.

The simplified organization chart below demonstrates the corporate structure of the companies before and after the implementation of this reorganization.

The corporate structure before the merger of shares is as follows:

Vivo Part’s management was informed by its controlling shareholder, Telefónica, S.A., that Telefónica, S.A. will hold the shares of the Brazilian holding companies that currently are held indirectly by Telefónica, S.A., through the holding Brasilcel, N.V., as a result of a transaction implemented abroad. The proposed merger of shares will not change the composition of the ultimate control of the involved companies.

The planned corporate structure after the merger of shares will be as follows:

The totality of shares of Vivo Part will be merged into the Company, and the holders of the merged shares of Vivo Part shall directly receive new shares that they are entitled to in Telesp.  In accordance with Brazilian Corporate Law, as well as the bylaws of the two companies, financial advisors and specialized companies will be retained for the preparation of studies regarding the transaction and the subsequent preparation of valuation reports of the companies that will be used as reference for the determination of the exchange ratio of shares and the increase in capital stock resulting from the merger of shares, as well as for the purposes of article 264 of Law No 6,404/76 regarding the exchange ratio between the shares. Once the valuation and the necessary analyses are finalized and the Special Committees created by Vivo Part and the Company, as required by Brazilian Law, have given their recommendation in the transaction to the companies’ respective Boards of Directors, the exchange ratio and the other terms and conditions proposed by the respective Boards of Directors will be disclosed by means of a publication of a notice of material fact. The proposals of the Boards of Directors will be subject to the approval of the shareholders in a general shareholders’ meeting to be held for this purpose, in accordance with Brazilian Corporate Law, as well as to the necessary regulatory approvals. The restructuring is estimated to take place during the first semester of 2011.

In addition to the notice of material fact to be published reflecting more details on the terms and conditions of the corporate restructuring that will be agreed as mentioned above, the meeting notice of the respective extraordinary shareholders’ meetings of the companies for voting on the restructuring will be timely published.

The shareholders holding common and preferred shares of Telesp and common shares of Vivo Part. that disagree with the merger of shares of Vivo Part. into Telesp will have, from the date the general extraordinary shareholders’ meetings of the companies that will be called to vote on the corporate restructuring, the right to withdraw from the company, by receiving as reimbursement the amount of shares of which they are legitimate holders on December 27, 2010 (date of the announcement of the restructuring). The value of the reimbursement of the shareholders that dissent from the transaction will be timely disclosed, jointly with the other conditions of the transaction.

The corporate restructuring will be submitted to ANATEL for approval. Before the corporate restructuring, the Brazilian entities TBS Celular Participações Ltda., Portelcom Participações S.A. and PTelecom Brasil S.A. (jointly, the “Holdings BR”) will be merged into Vivo Part. The Holdings BR currently have as their main asset the shares of Vivo Part and are controlled by Brasilcel, N.V.. The merger of Holdings BR will not result in any change in the number and the composition of classes of shares of Vivo Part, and shall not affect the current participation of the shareholders of Vivo Part.

Corporate Structure and Ownership

Our current general corporate and shareholder structure is as follows:

Capital Expenditures

We are permitted to determine our own capital expenditure budget, subject to compliance with certain obligations to expand service under the concession. With this in mind, we were focused in voice services in order to comply with ANATEL’s targets and to provide quality service for clients. Also, in order to achieve a consolidated position in the broadband market, during 2010 the focus of our capital expenditure has been, and continues to be, expanding, modernizing and upgrading our ADSL network and improving our systems and processes of customers relations, marketing and sales.

The following table sets forth our capital expenditures for each year in the three-year period ended December 31, 2010.

	Year ended December 31,
	2010	2009	2008
	(in millions of reais)
Traditional Businesses / Maintenance	1,166.1	1,101.2	832.0
New Services / Broadband	1,275.3	1,119.8	1,510.5
Total capital expenditures	2,441.4	2,221.0	2,342.5

We anticipate that our capital expenditures for 2011 will be similar to 2010. We expect to fund these expenditures with funds internally generated from our operations and through debt.

B. Business Overview

Our Region

The State of São Paulo covers an area of 248,209 square kilometers, representing approximately 2.9% of Brazil’s territory. The population of the State of São Paulo is approximately 41.7 million, representing 21.6% of Brazil’s total population. Based on the most recent data available, the gross domestic product, or GDP, of the State of São Paulo in 2008 was an estimated R$1,003 billion, or approximately US$429.2 billion, representing approximately 33% of Brazil’s GDP for the year. The State of São Paulo’s annual per capita income during 2008 was an estimated R$24.5 thousand, or approximately US$13.3 thousand.

The concessions granted by the Brazilian government in 1998 and renewed in 2005, with the effective date starting in January 2006, allow us to provide fixed-line telecommunications services to a region that includes most—approximately 95%—of the State of São Paulo. The portion of the State of São Paulo that is excluded from our concession region represents approximately 1.5% of total lines in service and 2.2% of the population in the state. This concession is operated by CTBC Telecom.

Our concession region is Region III, which is comprised of 622 municipalities, including the City of São Paulo, with an aggregate population of approximately 41.7 million. Of the municipalities in Region III, 72 have populations in excess of 100,000. The City of São Paulo has a population of approximately 11 million. According to the plan established by the federal government, whereby the government granted licenses to four providers of fixed-line telecommunications services, the State of São Paulo was divided into four sectors, including Sectors 31 (our predecessor company’s area prior to the reorganization), 32 (the area corresponding to Ceterp prior to our acquisition), 33 (corresponding to the portion of the State of São Paulo that we do not service) and 34 (CTBC Borda do Campo area prior to the reorganization). Through transactions that took place in November 1999 and December 2000, CTBC Borda do Campo and Ceterp merged into our company, which now holds Sectors 31, 32 and 34. Sector 33 is held by CTBC Telecom. According to the Presidential Decree regarding the new General Plan of Grants, published in the Diário Oficial da União on November 21, 2008, the three sectors for which we act as a concessionaire (sectors 31, 32 and 34) were unified into one single sector (sector 31).

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

Services

Overview

Our services consist of:

•	local voice services, including activation, monthly subscription, measured service and public telephones;

•	intraregional, interregional and international long-distance voice services;

•	data services, including broadband services;

•	Pay TV services through DTH (direct to home), satellite technology and land based wireless technology MMDS (multichannel multipoint distribution service);

•	network services, including interconnection and rental of facilities, as well as other services.

In March 2002, ANATEL certified our compliance with the 2003 universal service targets and authorized us in April 2002 to start providing local and intraregional services in certain regions in which we were not operational and interregional and international long-distance services throughout Brazil. See “—Competition” and “—Regulation of the Brazilian Telecommunications Industry—Obligations of Telecommunications Companies.”

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

The monthly and usage fees for our services (local and long-distance) were initially determined in our concession agreements. From March 2007 until July 31, 2007, the billing system was converted to a minute basis and the former measurement based on pulses was discontinued for all customers. Our concession agreements also set forth criteria for annual fee adjustments. We derive a substantial portion of our revenue from services subject to this price adjustment. The method of price adjustment is essentially a price cap. ANATEL annually applies a price index correction that reflects the inflation index of the period and a productivity factor to our local and long-distance fees. Since 2006, the inflation index has been replaced by the IST, which reflects variations in telecommunications companies’ costs and expenses. ANATEL has complied with the fee range set by the concession agreements.

Local Service

Local service includes activation, monthly subscription, measured service and public telephones. Measured service includes all calls that originate and terminate within the same local area or municipality of our concession region, which we refer to as “local calls.” Excluding the portion of our region that was serviced by Ceterp before our acquisition in December 1999, we were the only supplier of local fixed-line and intraregional long-distance telecommunications services in our region until July 1999. At that time, licenses were auctioned to permit a competitor to provide local fixed-line and intraregional long-distance telecommunications services in our region, including the area formerly served by Ceterp. Vésper São Paulo S.A. received authorization and began operations in December 1999. Embratel, GVT, Oi and Tim also provide local services in our concession region. See “—Competition.”

Telesp became the first telephone service concessionaire in Brazil to offer local services outside its concession region (the State of São Paulo). In May 2003, we achieved the network expansion and universal service targets established by ANATEL, and began providing local services to six other states in Brazil, including Sergipe, Espírito Santo, Rio Grande do Sul, Paraná, Santa Catarina and certain areas in Rio de Janeiro. In May 2004, we began providing local telephone services in seven other states in Brazil, including those in the capitals of Pará, Roraima, Amapá, Rondônia, Maranhão, Tocantins and Acre. In May 2005, we also began to provide local telephone services in the capitals of the following states: Ceará, Amazonas, Pernambuco, Rio de Janeiro, Bahia, Mato Grosso do Sul and Mato Grosso. Since May 2006, we have also been providing local telephone services in Brasília (Distrito Federal) and Goiânia, the capital of the State of Goiás. Currently, our main markets outside our concession region are Rio de Janeiro, Espírito Santo, Minas Gerais, Bahia, Pernambuco, Ceará, DF, Goiás, Rio Grande do Sul, Paraná  and Santa Catarina.

Intraregional Long-Distance Service

Intraregional long-distance service consists of all calls that originate in one local area or municipality and terminate in another local area or municipality of our concession region. We were the sole provider of intraregional long-distance service in our region until July 3, 1999, when the federal government also authorized Embratel and Intelig to provide intraregional long-distance services. Currently, our main competitors in this service are Embratel, Tim, Intelig, Oi and GVT.

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

Data Services – Broadband

The broadband service was launched in 1999 with the Speedy brand, initially with ADSL technology, which uses the same copper pair that is used in the provision of voice services, to provide fast internet service. Currently, the product portfolio of broadband speeds on ADSL range from 256kbps (kilobytes per second) up to 8Mbps (mega bits per second). In 2010, Telefonica has 100% coverage of the municipalities in its concession area and is the first operator in Brazil to reach this mark. In addition, throughout 2010, Speedy reached the milestone of 3 million subscribers.

In 2010, Telefonica began selling the product Popular Broadband (Banda Larga Popular), which is an initiative in the State of São Paulo to deliver affordable broadband for low-income populations. This product uses the wi-mesh technology and has a top speed of 256kbps.

We also provide broadband services using coaxial cable at speeds ranging from 8Mbps to 30Mbps through Ajato (allowing for speeds from 2Mbps to 16Mbps) and optical fiber (FTTx).  Optical fiber is the most advanced technology currently available and it allows for speeds of up to 1000Mbps.

Pay TV services

On March 14, 2007, ANATEL has granted A. TELECOM S.A., one of our wholly owned subsidiaries, the  license to offer pay TV services via DTH (“Direct to the Home” – a special kind of service that uses satellites to direct distribution of television signals and audio to subscribers). We began offering pay TV services on August 12, 2007.

On October 31, 2007, ANATEL’s council approved, from a regulatory perspective, the association between Grupo Abril and the Company, which involved, among other transactions, the acquisition by the Company of all of Grupo Abril’s Multichannel Multipoint Distribution Service (MMDS) operations, which involve a special license that allows us to offer pay TV through our subsidiary, Telefonica Sistemas de Televisão S.A. The transaction remains under consideration by ANATEL only with respect to antitrust factors, and will ultimately be reviewed by CADE. On December 31, 2010, we reached 486 million  pay TV users, including both DTH and MMDS technologies. We currently offer DTH to the whole State of São Paulo, and MMDS in São Paulo, Rio de Janeiro, Curitiba and Porto Alegre areas.

Network Services

Brazil is divided into four regions in relation to fixed telecommunication services with the following incumbent service providers (which initially received concessions from ANATEL): (i) Region I, that encompasses the North, Northeast and Southeast regions of Brazil, except the State of São Paulo, where concessions are granted to Oi (Telemar) and CTBC Telecom; (ii) Region II, that encompasses the South and Center-West regions of Brazil, where concessions are granted to Oi (Brasil Telecom), CTBC Telecom, and Sercomtel; (iii) Region III, that encompasses the State of São Paulo, where concessions are granted to Telefonica and CTBC Telecom; and (iv) Region IV, that encompasses the whole country and in which the concession for long distance calls is granted to Embratel.

In 2005, after meeting the targets imposed in the concession agreement two years before the expected date, Telefonica started to operate long distance services in every municipality in Brazil. For the operation of local services in Regions I and II, the Company expanded its network to the main Brazilian cities, providing services in these markets with infrastructure based on new generation platforms.

In 2007, the Company developed solutions and invested significant resources to adapt its network to the requirements of number portability determined by ANATEL. Number portability is a service mandated by ANATEL that provides customers with the option of keeping the same telephone number when switching telephone service providers. The implementation of number portability in the State of São Paulo was effectively initiated in September 2008 and fully implemented in March 2009.

By the end of 2010, for local services, we were present in the main cities of Regions I and II, namely: Porto Alegre, Curitiba, Brasília, Rio de Janeiro, Vitória, Belo Horizonte, Salvador, Florianópolis, Fortaleza, Recife, Goiânia and Uberlândia. For the provision of data services, Telesp had networks in fourteen cities in these regions.

Telefonica has continuously adapted and expanded its network topology aiming to develop new business opportunities in the State of São Paulo through offering services to other telecommunications companies. The result was a significant increase in the number of providers that use Telefônica’s wholesale services.

Other important adaptations have been implemented in the network topology in order to meet the regulatory requirements and to integrate several calling areas of the State of São Paulo, thus allowing customers to make local calls in situations that had previously been categorized as long-distance calls. The integration of new cities into local areas is annually determined by ANATEL and Telefonica is fully complying with ANATEL’s determinations.

Competition for long-distance services has continuosly increased and by the end of 2010 there were a total of 38 different operators available through the Service Provider Selection Code (Código de Seleção de Prestadora - CSP).  Satellite services for providing circuits in remote areas for wholesale and large customers have been implemented.

Other Services

Currently, we also provide a variety of other telecommunications services that extend beyond basic telephone service, including extended maintenance, caller identification, voice mail, cell phone blockers, computer support, antivirus for our internet service subscribers, and posto informático (a solution with a fixed monthly fee consisting of a computer, broadband access and technical support twenty-four hours, seven days a week), among others.

Interconnection

In July 2005, ANATEL published new rules regarding interconnection systems that substantially changed the interconnection model. These changes include: (i) an obligation to publish on the internet an interconnection public offer for all types of interconnection services, in addition to the interconnection between fixed-line service providers and mobile service providers; (ii) offers of interconnection for Backbone Internet Providers; (iii) the establishment of criteria for the treatment of fraudulent calls; and (iv) the reduction of time in which new interconnection solicitations are answered. These reforms have facilitated market entry for new operators.

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

In 2006, the Company completed the implementation of the interconnection with mobile service providers in the most intensive traffic areas, assuring the proper billing for such calls and reducing interconnection costs.

In 2007, ANATEL published the new version of the Regulation of Fixed Network Compensation Rates, which primarily modified the rules for interconnection rates and calculation methods. Local and long-distance tariffs that were flat at all times became variable according to the rules for public service tariffs. A 20% increase was applied to tariffs of non incumbents.

In addition to the necessary adaptations in its network concerning the Number Portability, Telefonica, in conjunction with other operators, implemented a systematic solution including several interoperative processes, which allows the correct forwarding of calls.

According to the Personal Mobile Service (SMP) regulation, the Mobile Network Interconnection Fee (VUM) price is subject to free negotiation between parties and once an agreement is reached it should be homologated by ANATEL to take effect.  The agreement currently in effect was executed in 2009.

Starting in November 2009, the licenses of each mobile operator were consolidated by region, resulting in the consolidation of tariffs and in the reduction of interconnection fees for long distance traffic within its network.

At the end of 2010, Telefonica had 106 local and long-distance interconnection agreements and 87 agreements for provision of local traffic and long distance.

I-Telefónica

I-Telefónica is a free Internet access service provider launched in September 2002 by our subsidiary A. Telecom S.A. (formerly Assist Telefónica). The product is available in 622 cities in the State of São Paulo and over 1,500 cities in all of Brazil. The service delivers high quality, stable Internet access that is structured to ensure that our clients do not encounter a busy signal when connecting to the Internet. I-Telefónica permits us to increase the range of our services and better supply our customers by offering an entry-level option to the Internet market. I-Telefónica also represents a strategic tool to protect us against the possible traffic imbalance that may be generated by Internet access service providers that do not use our network. Traffic imbalance (sumidouro) occurs when a certain telecommunications operator has a higher volume of incoming than outgoing traffic (with another operator). When the incoming/outgoing traffic relationship falls outside the 45%-55% range, the operator with higher outgoing traffic must pay to the other the interconnection fees corresponding to the traffic that exceeds the range. Telecommunications operators that house internet service providers tend to have more incoming than outgoing traffic, and thus receive interconnection revenue from other operators. I-Telefónica helps us keep our dial-up traffic on our own network, and thus reduce unfavorable traffic imbalance, thereby lowering our interconnection expenses.

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

Authorizations for pay TV via satellite

On March 14, 2007 ANATEL granted A.Telecom S.A. authorization to provide services of pay TV via satellite (Direct to Home – DTH). DTH is one of the special types of subscription TV services that utilize satellites for the direct distribution of television and audio signals for subscribers. The launching of the commercial transaction occurred on August 12, 2007.

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

The STFC Concession Agreement

As mentioned above, we are a concessionaire of STFC to render local and domestic long-distance call services originated in Region III, which comprises the State of São Paulo, except for Sector 31, established in the General Concession Plan (PGO).

The current concession agreement, dated December 22, 2005, was renewed on January 1, 2006, and will be valid until December 31, 2025. On December 15, 2010, ANATEL released a public consultation proposing the amendment of clause 3.2 of the concession agreement which resulted in the approval of Resolution 559 published on December 27, 2010.  Resolution 559 establishes that the current concession agreement can be reviewed by ANATEL on May 2, 2011, December 31, 2015, and December 31, 2020.  Based on the amended clause 3.2, ANATEL may establish new requirements and targets for universal and high quality telecommunication services, according to the conditions present at the time of review.

On November 24, 2010, ANATEL’s board held a public session to discuss and approve the amendment of the concession agreement. Although ANATEL has approved the amendments in a public session, it has not yet published the final version of the revised terms. The most relevant modifications discussed by ANATEL’s board include: (i) suppression of clause 14.1 which prohibits concessionaires from controlling cable TV operators within their concession area; (ii) amendment of clause 3.2, which provides for a biennial concession fee, to include interconnection revenue in its calculation basis; and (iii) broadening of ANATEL’s supervisory powers.

The concession agreement establishes that all assets owned by the Company and which are indispensable to the provision of the services described in such agreement are considered reversible assets and are deemed to be part of the concession assets. These assets will be automatically returned to ANATEL upon expiration of the concession agreement.

Every two years, during the agreement’s new 20-year period, publicly held companies will have to pay a renewal fee which will correspond to 2%  of the revenue resulting from the application of basic service plans and alternative STFC, net of taxes and social contributions. The first payment of this biennial fee occurred on April 30, 2007, based on 2006 revenue, and the second payment occurred on April 30, 2009, based on 2008 revenue. The next payment is scheduled for April 30, 2011 based on 2010 revenue. See Note 20 to our Consolidated Financial Statements.

On April 8, 2008, Telesp signed an amendment to the concession contracts to substitute the obligation to install telecommunications service posts with an obligation to roll out broadband network infrastructure throughout the municipalities serviced by such concessionaires.

Corporate Customer Services

We offer our corporate clients comprehensive telecommunications solutions and IT support designed to address specific needs and requirements of companies operating in all types of industry (retail, manufacturing, services, financial institutions, government, etc.).

Our clients are assisted by our highly qualified professionals who are capable of meeting the specific needs of each company with voice, data, broadband and computer services solutions. We work to consistently achieve greater quality and efficiency in our services and increase our level of competitiveness in the market.

Rates and Taxes

Rates

Overview

We generate revenue from (i) activation and monthly subscription charges; (ii) usage charges, which include measured service charges; and (iii) network usage charges and other additional services.

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

Concession agreements, which were valid from 1998 until December 31, 2005, and subsequently renewed under a new contract for an additional 20 years until 2025 (all of our relevant concession agreements were renewed), establish a price cap for annual rate adjustments.

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

Our revenue from local service consists principally of activation charges, monthly subscription charges, measured traffic charges and public telephone charges. Users of measured traffic, both residential and non-residential, paid for local calls depending on usage, which until July 2007, was measured in pulses and from then on has been measured in minutes. The first minute is accounted for at the moment a call is connected to its destination.

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

Our local concession contracts set forth two mandatory plans for local fixed service, and allow for the concession company to design other alternative pricing plans of  its own. Customers will have a choice between the two mandatory plans, any other alternative plan or a combination of basic and alternative plans. The main differences between the two main mandatory plans are as follows:

•	Local Basic Plan: for clients that make mostly short duration calls (up to three minutes), during regular hours; and

•	Mandatory Alternative Plan (PASOO): for clients that make mostly longer duration calls (above three minutes), during regular hours and/or that use the line for dial-up service to the Internet.

The following table outlines the basic billing requirements and rates for the local Basic Plan and the Mandatory Alternative Plan:

CHARACTERISTICS OF PLAN	BASIC PLAN	MANDATORY ALTERNATIVE PLAN
Monthly Basic Assignment
Allowance (minutes included in the Residential Assignment)	200 minutes	400 minutes
Commercial Assignment
Allowance (minutes included in the Commercial Assignment)	150 minutes	360 minutes
Local Call Charges
Regular Hours
Completing the call (minutes deducted from the allotment)	-	4 minutes
Completing the call after the terms of the allotment
Sector 31	-	R$0.15698
Sector 34	-	R$0.15292
Sector 32	-	R$0.16473
Local Minutes - charges in excess use of the allotment
Sector 31	R$0.10224	R$0.03924
Sector 34	R$0.10224	R$0.03822
Sector 32	R$0.10224	R$0.04117
Minimum time billing	30 seconds	-
Reduced Hours
Charge per answered call (minutes deducted from allotment)	2 minutes	4 minutes
Charge per answered call after the allotted duration
Sector 31	R$0.20448	R$0.15698
Sector 34	R$0.20448	R$0.15292
Sector 32	R$0.20448	R$0.16473

The fees for Local Basic Plan Service were approved by ANATEL’s Act No. 6,419 of October 5, 2010. The Alternative Plan under Mandatory Service Provisions (Oferta Obrigatória) (PASOO) was approved by Resolution No. 450, on December 7, 2006, being that the readjustment of the tariffs follows the same rule established for the local basic plan.

In addition, Resolution No. 547, published on November 29, 2010, established that Telesp’s fees for both the Local Basic Plan and Mandatory Alternative Plan (PASOO) will be unified following the unification of sectors 31, 32 and 34 into one single sector (sector 31), as defined by the Presidential Decree regarding the new General Plan of Grants published in the Diário Oficial da União on November 21, 2008. Before this unification, ANATEL must publish an Act with the calculated fees taking into consideration the methodology in Resolution No. 547. This unification also applies to Basic Plan tariffs of fixed-to-mobile calls and long distance calls and presumes the preservation of revenue earned on each item of the Basic Plan.

Besides the Basic Service Plans, Telesp may offer alternative plans with any pricing design it chooses. However, ANATEL must be notified of these alternative plans prior to publishing and implementing of any such plan.

Clause 12.1 of the STFC concession agreement provides that the Local Basic Plan can be readjusted for periods of not less than 12 months taking into consideration the inflation index “IST” reduced by a fraction of the Company’s productivity (named “Fator X”, which is calculated by ANATEL based on Resolution n° 507/08). The

Mandatory Alternative Plan (PASOO) follows the same readjustment formula as the Local Basic Plan. Other alternative service plans are readjusted based on the inflation index “IST.”

On October 5, 2010, ANATEL’s Act No. 6,419 approved new local tariffs for our areas of concession, to take effect as of October 8, 2010. The average readjustment in the local service basket was 0.66%. The tariffs were applied to customers as demonstrated below:

•	Residential customers were charged a monthly subscription fee for the provision of service of R$40.60;

•	Commercial clients and non-residential customers (PBX) were charged a monthly subscription fee for the provision of service of R$69.67 in Sector 31, R$67.82 in Sector 34 and R$64.72 in Sector 32;

•	Local minute tariffs were charged R$0.10224 per minute to Sectors 31, 32 and 34; and

•	Activation fees were charged R$114.28 in Sector 31, R$94.04 in Sector 34 and R$61.02 in Sector 32.

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

Network Usage Charges

We earn revenue from any fixed-line or mobile service provider that either originates or terminates a call within our network. We also pay interconnection fees to other service providers when we use their network to place or receive a call. Under the General Telecommunications Law, all fixed-line telecommunications service providers must provide interconnection upon the request of any other fixed-line or mobile telecommunications service provider. The interconnection agreements are freely negotiated among the service providers, subject to a price cap and in compliance with the regulations established by ANATEL, which includes not only the interconnection basic principles covering commercial, technical and legal aspects, but also the traffic capacity and interconnection infrastructure that must be made available to requesting parties. If a service provider offers to any party an interconnection fee below the price cap, it must offer the same fee to any other requesting party on a non-discriminatory basis. If the parties cannot reach an agreement on the terms of interconnection, including the interconnection fee, ANATEL can establish the terms of the interconnection. See “—Regulation of the Brazilian Telecommunications Industry—Obligations of Telecommunications Companies.”

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

On February 8, 2007, ANATEL published Resolution No. 458, which approved the regulation of payment for interconnection for STFC. Through this regulation, ANATEL established, as the transition rule until the LRIC model becomes effective, that the value TU-RL stays limited to 40% of the local minute value.

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

Data Transmission Rates

We receive revenue from charges for data transmission, which include “Speedy,” the rental of dedicated analog and digital lines for privately leased circuits to corporations and others that were provided by Telesp and Telefonica Data. See “—A. History and Development of the Company—Historical Background—The Spin-off of Certain Data Transmission Operations” and “—A. History and Development of the Company—Historical Background—The SCM Restructuring.”

Taxes

The cost of telecommunications services to each customer includes a variety of taxes. The principal tax is a state value-added tax, the Imposto sobre Circulação de Mercadorias e Serviços, or “ICMS,” which the Brazilian states impose at varying rates on revenue from the provision of telecommunications services. The rate in the State of São Paulo is 25% for domestic telecommunications services.

•
Federal Social Contributions: Contribuição para o Programa de Integração Social or “PIS,” and Contribuição para o Financiamento da Seguridade Social or “COFINS,” imposed on gross operating revenue at a combined rate of 3.65% for telecommunications services (consisting of the COFINS amounts of 3.0% and PIS amounts of 0.65%) and 9.25% for other services (consisting of the COFINS amounts of 7.6% and PIS amounts of 1.65%). PIS is a tax designed to share business profits with employees through a mandatory national savings program, and is financed by monthly deposits collected as a percentage of gross operating revenue. COFINS is a tax designed to finance special social programs created and administered by the Brazilian government. Revenue related, among other things, with investments, dividends and sales of fixed assets are not subject to PIS and COFINS.

•
Contribution for the Fund for Universal Access to Telecommunications Services—”FUST”. FUST was established in 2000 to cover the cost exclusively attributed to fulfilling obligations (including free access to telecommunications services by governmental institutions) of universal access to telecommunications services that cannot be recovered with efficient service exploration or that is not the responsibility of the concessionaire. Contribution to FUST are due at the tax rate of 1% of gross operating telecommunications services revenue (except for interconnection revenue), and it may not be passed on to customers.

•
Contribution for the Fund of Telecommunications Technological Development—”FUNTTEL.” FUNTTEL was established in 2000, in order to stimulate, among others, technological innovation and to enhance human resources development so as to increase the competitiveness of the Brazilian telecommunications industry. Contribution to FUNTTEL are due at the tax rate of 0.5% of gross operating telecommunications services revenue (except interconnection revenue), and it may not be passed on to customers.

•
Contribution to the Fund for Telecommunications Regulation—“FISTEL.” FISTEL is a fund established to provide financial resources to the Brazilian government for the regulation and inspection of the telecommunications sector. The fees owed to FISTEL, known as the FISTEL Taxes, are: (i) an installation inspection fee assessed on telecommunications central offices upon the issuance of their authorization certificates and (ii) an annual operations inspection fee that is based on the number of authorized central offices in operation at the end of the previous calendar year.

Billing and Collection

We send each customer a monthly bill covering all of the services provided during the prior period. Telephone service providers are required under Brazilian law to offer their customers the choice of at least six different payment dates for each month. In our case, customers are divided into 35 different groups, and each group receives a bill according to a specific billing date within the monthly billing cycle.

We have a billing and collection system with respect to national and international fixed-line-to-fixed-line and fixed-line-to-mobile for local, long-distance, subscriptions and third party services. Payments of the bills are effected under agreements with various banks and other collection agencies (including lottery-playing facilities, drugstores and supermarkets) either by debiting the customer’s checking account, by direct payment to a bank or through the Internet.

In accordance with the Brazilian telecommunications regulations, we use a billing method called “co-billing.” This method allows billing from other phone service providers to be included within our own invoice. Our customers can receive and subsequently pay all of their bills (including the fees for the use of services of another telephone service provider) by using one invoice. To allow for this method of billing, we provide billing and collection services to other telephone service companies and have developed a special system for such bills. We have co-billing agreements (“co-billing in”) with national and international long distance service providers.

Similarly, we use the same method of co-billing to bill charges for our services on the invoices of other fixed and mobile providers. We use direct billing through the national registry of clients for customers who use our long distance services through operators that have no joint billing agreement with us.

ANATEL regulations allow us to prevent a customer from making outgoing calls after a receivable has been outstanding for 30 days—a partial block—or prevent a customer from making outgoing or receiving incoming calls—a total block—after 60 days, and to disconnect a customer upon failure to pay after 90 days. During 2010, the monthly average of partial blocks was 849,953 telephone lines and the monthly average of total blocks was 132,912 telephone lines. On December 31, 2010, 8.4% of all receivables had been outstanding between 30 and 90 days, and 38.2% of all receivables had been outstanding for more than 90 days. For a discussion of provisions for past due accounts, see “Item 5—Operating and Financial Review and Prospects.”

We aim to guarantee the non-occurrence of losses in the implementation of new processes and the roll-out of new products through the monitoring of billing, collection and recovery controls. The actions are followed closely by our Revenue Assurance Team, which measures every risk of loss of revenue detected along the billing and collection chain. These risks are managed to minimize revenue losses.

Network and Facilities

Our network consists of an access layer that connects our clients through our metal or optical networks, which are connected to voice and data centers.  These centers are interconnected locally or remotely through transmission equipment connected predominantly with fiber optics and occasionally through a microwave network, which together form a network layer that enables connectivity between the various central aggregate services platforms as well as interconnection with other carriers. Our network strategy is based on the expansion of the Access Network (fiber optics) to allow greater coverage and broadband (high speed) services for our customers, as well as to develop an integrated multiservice network and multimedia applications. As a telecommunication service provider, we do not manufacture equipment for the construction of our networks and  facilities.  We buy the equipment from qualified suppliers and through this equipment we implement our networks and facilities through which we supply our services. The following table sets forth selected information about our network in aggregate, at the dates and for the years indicated:

	At and for Year ended December 31,
	2010	2009	2008	2007	2006
Installed access lines (millions)	14.6	14.5	14.7	14.6	14.4
Access lines in service (millions) (1)	11.3	11.3	11.7	12.0	12.1
Average access lines in service (millions)	11.3	11.5	11.8	12.0	12.3
Access lines in service per 100 inhabitants	27.5	27.1	28.7	29.1	29.9
Percentage of installed access lines connected to digital switches	100.0	100.0	100.0	100.0	100.0
Employees per 1,000 access lines installed	0.6	0.5	0.6	0.5	0.6
Number of public telephones (thousands)	250.7	250.5	250.3	250.3	250.3
Registered local call minutes (billions)	50.4	51.5	51.8	54.5	n.a.
Domestic long-distance call billed minutes (billions)	8.7	10.7	11.8	11.9	13.0
International call billed minutes (millions)	61.6	63.8	84.7	88.1	94.7
Broadband services (millions)	3.3	2.6	2.5	2.0	1.6

(1)	Data includes public telephone lines.

Technology

In order to offer a greater quantity of integrated services, we have incorporated a series of new technologies in our voice and data networks, the most prominent being IP/MPLS Multiservices networks supported by the IP/MPLS platform. Following the evolution of the Internet, we are also adding the IP/MPLS to the IPv6 technology, and installing a platform for traffic analysis (DPI – Deep Packet Inspection) to optimize the network evolution and delivery of products and services.

The IP/MPLS platform allows us to offer internet connection solutions to residential clients (Speedy) and business clients, and for the later, at speeds that vary from 64kbps to 10Gbps.

This platform is connected to the main Brazilian internet providers and telecommunication companies through the network of Telefonica International Wholesale Services, or TIWS, which has redundancy connections. In addition to this connectivity, we plan to install by December 2011 distributed “mirrors” of the main content providers, using innovative resources from the CDN solution (Content Delivery Network). These characteristics provide our clients with high quality services and short delays in their internet connections.

Additionally, we have solution centers named DNS — Domain Name System — strategically positioned in the network which were extended by 25% in 2010 and which guarantee a quick name resolution to our internet services clients.  These centers transform the internet addresses typed by residential and business clients into IP addresses guaranteeing the correct transmission of data to the internet.

We provide the IP/MPLS network to our business clients offering advanced connection solutions to small, medium and large companies (Private Virtual Networks — VPN). This network has mechanisms of quality assurance for all applications (QoS – Quality of Service) as well as applications for voice, video and data convergence.  We also offer connectivity solutions to business clients through a network based on Frame-Relay, X25,  ATM and  Metro Ethernet technologies.

In our telephonic segment, due to a new positioning of the fixed services segment after significant media campaigns, supported by a network of the latest generation for transportation of voice traffic, we obtained in 2010 a growth in the fixed telephony base, thus reversing the downward trend in recent years. We were one of the few large operators to grow its base of fixed lines. Other state-of-the-art technologies in the segments of access (fiber-optic cables running to the client’s home, Wi-Fi), transmission (Metro Ethernet) and service platforms (flexible billing plans, prepaid) are being implemented which will allow Telesp to offer, in the short term, voice, video and data services, encompassing all the segments of the market. This convergent network will allow for increased offerings for our clients and a reduction in operational costs centralizing information into fewer elements.

In the residential segment, since 1999, we have been heavily investing in offering broadband access through an asymmetric digital subscriber line, or ADSL, technology under the brand “Speedy.” This technology provides high-speed Internet access through regular telephone lines. In 2007, we initiated the implementation of the FTTx network (available through fiber-optic cables running to the subscriber’s home – GPON technology) with a coverage of 450K Home Passed, offering in 2010 a range of different speeds up to 10 Mbps, and IPTV high definition service (HDTV). In December 2010, we surpassed the mark of 3.2 million broadband clients connected in service, 65% of which had speeds equal to or greater than 2Mbps. To reach this number of clients, we constantly search for market differentials such as new integrated services, speed upgrades and servicing of new localities, among others.

We offer the IPTV service through a partnership with TVA through the FTTx network and Telesp Platform. We made several improvements in the platform, such as the inclusion of FCC (Fast Channel Change) and installing a new version of the software with more interactive navigation, with the aim of providing a better user experience. In 2011, we will continue the improvements started in Telesp’s Platform aiming to increase competitiveness in the ITS market.  This platform consists of pay TV with video broadcast offered through the use of the IP protocol. The offering of such technologically advanced services is only made possible due to our partnership with TVA, a recognized provider of pay TV services. Additional services, such as pay-per-view and “video on demand” (“VOD”), are also available. New high definition channels (HD) will be included to increase the quality and option for our customers. Furthermore, Telefônica’s network contains space for the recording of programs or local recordings in the Set Top Box (“STB”), and in the future, third-party content providers will be able to offer games, interactive and connectivity services.

We also offer digital television service via satellite (DTH) to the subscribers in the State of São Paulo (and in the future, all of Brazil) that receive broadcast/PPV content through a Ku band antenna and standard Set Top Box (with Smart Card), also available with a PVR (Personal Video Record) service. As of December 31, 2010, we surpassed the mark of 320,000 subscribers in service.  We finished the implementation of the Content Protection system in 2010, aiming to reduce the possibility of undesired access to the distributed content. In 2011, we will include new channels in high definition (HD) to offer premium content to our customers and new local channels to increase penetration of service in some areas of coverage.

Our development plan contemplates the use of the most advanced technology available, focusing on integration with the Internet and an increase in the number of multimedia transmission services, with an emphasis on ADSL, FTTx (GPON), NGN, DWDM, ROADM and re-transmittal technologies of TV over IP protocol (IPTV),  satellite (DTH), and the continuous evolution of TV services.

Currently, 100% of our network is digital.

Competition

We have been facing competition in the high value corporate and residential segments in different types of services in previous years. In 2010, this competition increased in the market for small and medium enterprises and in the residential market with lower purchasing power due to an expansion of the coverage area and offers from competitors in both fixed and mobile segments, adding downward pressure to prices and pushing for higher discounts. Our main competitors in the business segment are Oi, TIM, Teléfonos de México, S.A. de C.V. (“Telmex”) through Embratel, and GVT. Our competitors employ varying strategies to gain market share. For example, this year, TIM has focused its efforts on the market for long distance calls through aggressive positioning in the market consisting of reduced tariffs and billing “per call.” GVT started its operation in some of the major cities in the State of São Paulo with a strategy based on ultra-fast broadband services with low price and high quality service and care, targeted especially to small and medium businesses. Our market strategy in this sector is based on becoming a sole provider of services with converging offers and providing the best customer experience.

In the high-income residential service segment, we compete in fixed voice and long-distance services with TIM (Intelig) and in broadband and pay-TV services with the pay-TV provider Net Servicos de Comunicação SA and in high-speed broadband with GVT. Nevertheless, Telefonica was the wireline operator with the largest growth in the number of broadband customers across the country, adding more than 680 thousand new broadband accesses to its base. In the segment of low income customers, we face competition from Embratel TV services and broadband internet services of NET Communications S.A.

In 2010, we had a growing customer base for our fixed-line services due to the addition of large volumes of new customers, especially in the lower income population, and an improvement of our turnover rate. To achieve this objective, we increased sales of lower-cost alternatives, such as pre-paid fixed lines and offer flat rates called "Talk & Surf at Will," (Fale e Navegue à Vontade), which allows for local network calls and unlimited internet. Additionally, we had marketing campaigns against prepaid mobile services with advertising to demonstrate the economic advantages of using fixed-line services, due to increased competition with post-paid services, which have plans for aggressive in-network minutes.

We continue to develop and expand our product offerings, particularly those with great potential for future growth, such as broadband Internet services, pay-TV, and information technology services.

With respect to our offer of broadband internet, Speedy has maintained its position as market leader in the State of São Paulo with more than 3.3 million customers as of December 31, 2010 and a 19% growth compared with the same date in 2009. We have relaunched the broadband service over high-speed optic fiber and joined the Popular Broadband Plan launched by the government of the State of São Paulo, which will allow the access of lower income customers to broadband internet at a higher rate. For services like pay TV, the focus in 2010 was the improvement of product quality and related services, such as channel programming, installation and billing. We believe that in 2011 this service will be important to enhance the sale of our broadband services and increase fixed-line customer loyalty.

We continue with our strategy in the corporate market as a provider of complete infrastructure solutions for information technology customers, integrating hardware packages, voice, data, Internet and network services. Additionally, we launched the service "OnVideo", a product that allows the client to watch movies directly from a TV with digital video technology on demand. The service "At Home", which provides home automation (a solution that integrates home electrical devices, thus offering improved convenience, comfort, energy efficiency and security), completed its first year in 2010 and exceeded sales expectations. In 2010, we achieved major advances in the relationship with our customers and continue to believe that this is an important foundation of our business. For example, we continued the Telefonica em Ação program of 2009 that consisted of investments in infrastructure improvements, and launched the program "Improving Always" (Melhorar Sempre) with the aim of showing that Telefonica's commitment to improvement of its services is permanent.  These programs resulted in the best quality ranking as perceived by customers in the history of Telefonica’s services in fixed telephony.

Sales, Marketing and Customer Service

Sales

We bring our solutions to our clients through the following sales channels:

•
Person-to-person sales: our business management team offers customized sales services, ensuring high customer loyalty and a strong customer relationship resulting from customized consulting telecommunication and IT services and technical and commercial support;

•	Telesales: sales through active and passive telemarketing call centers, employing highly trained sales associates;

•
Indirect channels: sales made by certified companies in the telecommunications and data processing segments to provide an adequately sized network for our products and serve the geographic dimensions of these segments;

•
Internet: “Portal Telefônica,” with on-line information on our products and services specifically targeted toward our corporate clients; we also offer the option of selling services via online chat through highly trained partners and appropriate tools;

•	Door-to-Door: in order to approach more corporate clients, we created physical channels of assistance, such as door-to-door sales of services by consultants in the State of São Paulo.

Marketing

We continuously monitor market trends and customer needs through research and market analysis in search of business opportunities to develop new products and services as a way of anticipating the future needs of our clients.

We increased the number of packaged products to meet the varied needs of our customer with solutions that combine access services, bundles of voice minutes, broadband internet access and private systems between different branches, and supplies of equipment and computer support, among others. We believe that the trend toward bundled offers will continue to grow, and developing such offers will be important to maintain our competitiveness in the market.

We employ a different approach to marketing using a mix of human and technological resources (specialized teams and business intelligence tools, respectively), in addition to  studies that allow us to target each market segment according to the customers’ relevant specific needs.

We believe that the brand strength of Telefónica (the brand under which we offer our services), the quality of our services and the skills of our staff are our key differentiators in the market, which guarantees us the ability to innovate and produce new business opportunities .

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

In the first quarter of 2010, rainfall in the city of São Paulo reached a 60-year record with 480 milliliters during the month of January, according to the National Institute of Metrology (Instituto Nacional de Meteorologia). The severe weather conditions resulted in an increase in repair requests for residential phone lines.

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

Service quality improvements were focused in five major strategic projects, with weekly status meetings and an executive officer as sponsor, including multifunctional teams from different departments. We describe below our main strategic projects:

•	IT improvements: maintenance and review of quality control systems and objectives, drawn from the client’s perspective, with the establishment of service level targets and system availability;

•
Network improvement and stabilization: maintenance and review of quality control systems and objectives, drawn from the client’s perspective, with the establishment of service level targets and system availability, expansion of network capacity and investments in preventive and corrective maintenance;

•	Basic telephony service improvements: review of process and contracts with outsourced companies that render field services to us (installation, repairs and changes of address);

•
Broadband service (Speedy) improvements: auditing process in 100% of the sales in all sales channels to assure that our clients will receive full information about the speed and product acquired, in addition to a certifying process of field repairs before completion of the process; and

•	Improvement in the billing process: implementation of processes to reduce billing errors and technical problems for fixed-line services and broadband access.

The results were favorable and we registered a decrease of 21.5% in the total number of calls to our customer service department between the first quarter of 2010 and the last quarter of 2010.

In order to continue improving the quality of our services and to guarantee customer satisfaction, our measures include:

•	Continued emphasis by the management on product and service quality and on customer satisfaction with weekly meetings attended by our senior officers;

•
Use of customer satisfaction surveys focused on the Company’s main activities, such as sales, commercial assistance, technical assistance, installation and repairs, retention and back office support. These surveys provide more comprehensive knowledge of our customer evaluation of each of the specific processes;

•
Continued analyses of satisfaction surveys with identification of the critical factors for customers and main points for an improved analysis of the correlation of the results with the operational indicators of the company;

•
Maintaining an increased emphasis on programs and projects focused on customer satisfaction, oriented toward and prioritized on customer satisfaction survey results together with internal evaluation and evaluation by outside consultants to help focus on action items of primary importance to customers;

•	Implementation of a process for control, approval and promotion of new products, with the goal of releasing products and promotions to customers that have passed all necessary tests and approvals; and

•	Broad review of the broadband technical assistance processes in order to decrease the repair period and increase the level of successful solutions.

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

ANATEL is the regulatory agency established by the General Telecommunications Law. ANATEL is administratively and financially independent of the Brazilian government. Any proposed regulation by ANATEL is subject to a period of public comment and, occasionally, is subject to public hearings, and its decisions may be challenged in the Brazilian courts.

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

The current concession agreements contain a provision, amended by ANATEL on December 30, 2010, which states that the Concession Agreement may be amended on May 2, 2011 (formerly December 31, 2010), December 31, 2015 and December 31, 2020, to establish new conditions and new targets for universal access and quality, taking into consideration the conditions prevailing at the time, and defining, in the case of universal access targets, complementary resources, as provided by article 81 of Law No. 9,472 of 1997.

Under the renewed concession agreements and during the 20-year renewal period, we are required to pay a biennial fee equal to 2% of the gross revenue of the previous year, net of taxes and social contributions, arising from the rendering of basic service plans and alternative STFC in our concession area . See “—Obligations of Telecommunications Companies.” Each of the foregoing regulatory terms and conditions affecting (or potentially affecting) the current concession agreements, as well as current obligations under the existing concession agreements, may impact our business plan and results of operations.

Fixed-line Services—Private Regime. The Brazilian telecommunications regulation delegates to ANATEL the authorization of the private regime companies to provide local and intraregional long-distance service in each of the three fixed-line regions and to provide intraregional, interregional and international long-distance services throughout Brazil. ANATEL has already granted authorizations to private regime operators to operate in Region III, our concession region. ANATEL also granted other private regime companies authorizations to operate in other fixed-line regions and authorizations to provide intraregional, interregional and international long-distance services throughout Brazil in competition with Embratel. Several companies have already applied for the authorization, and ANATEL may authorize additional private regime companies to provide intraregional, interregional and international long-distance services. See “—Competition.”

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

Restrictions on Companies to Provide STFC in the Public Regime

Public regime companies are also subject to certain restrictions on alliances, joint ventures, mergers and acquisitions, including:

•	a prohibition on holding more than 20% of the voting shares in any other public regime company, unless previously approved by ANATEL, according to ANATEL’s Resolution 101/99; and

•	a prohibition on public regime companies to provide similar services through related companies.

Network Expansion and Quality of Service

We are subject to the General Plan for Universal Service Targets (Plano Geral de Metas para a Universalização) and the General Plan of Quality Targets (Plano Geral de Metas de Qualidade), each of which respectively requires that we undertake certain network expansion activities with respect to our fixed-line services and meet specified quality of service targets. The timing for network expansion and benchmarks for quality of service are revised by ANATEL from time to time. After two public consultations, ANATEL and the Federal Government are still discussing the new General Plan for Universal Service Targets to be in effect for the period from 2011 to 2015, which shall become part of the amended concession agreement on May 2, 2011.

The decree altering the General Plan for Universal Service Targets rescinded in 2008 the obligation of telecommunications concessionaires to install telecommunications service centers (providing calling and data access to walk-in customers) and substituted such obligation with an obligation to roll out broadband network infrastructure throughout the municipalities serviced by such concessionaires. In compliance with the decree, in 2010, all municipalities in Brazil had infrastructure for broadband networking . This obligation made us implement an additional network infrastructure in 257 of the 622 municipalities in our concession region.

Moreover, we have, as have other telecommunications concessionaires, committed to provide free internet access to public schools during the term of our concession grant (until 2025).  This required us to provide internet connections to approximately 9,200 schools in our concession region by the end of 2010. In addition, about 3,000 other schools were included according to the new school census of INEP/MEC.

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

C. Organizational Structure

On December 31, 2010, our voting shares were controlled by two major shareholders: SP Telecomunicações Participações Ltda. with 50.71% and Telefônica Internacional S/A with 34.87%. Telefônica Internacional is the controlling shareholder of SP Telecomunicações and, consequently, holds directly and indirectly 85.57% of our common shares and 89.13% of our preferred shares. Telefónica Internacional is a wholly-owned subsidiary of Telefônica, S.A. of Spain.

Subsidiaries

A. Telecom S.A. (formerly Assist Telefônica) is our wholly-owned subsidiary.  A. Telecom was formed in Brazil on October 29, 1999, and it is engaged primarily in providing telecommunications and data services and internal telephone network maintenance for customers. The principal services are as follows: (i) digital condominium which is a value-added service for commercial buildings, integrated solution for equipments and services for voice transmission, data and images on commercial buildings under a Building Local Exchange Carrier (“BLEC”) model; (ii) installation, maintenance, exchange and extension of new points of internal telephony wire in companies and dwellings under a basic plan of maintenance (BPM) and (iii) provision of free ISP service under the brand name “I-Telefônica.” In addition, on December 30, 2004, we entered into a transaction to acquire indirect control of Atrium Telecomunicações Ltda. The transaction was approved by our shareholders on January 19, 2005. The acquisition was carried out through the purchase of the total share capital of Santo Genovese Participações Ltda., which held 99.99% of the representative share capital of Atrium. On March 1, 2006 then-subsidiary Santo Genovese Participações Ltda., having merged into its subsidiary Atrium Telecomunicações Ltda., was acquired by A. Telecom S.A. and both Santo Genovese Participações Ltda. and Atrium Telecomunicações Ltda. ceased to exist.  A. Telecom remained a wholly-owned subsidiary of Telesp, and began carrying out the activities formerly performed by Atrium. See “—B. Business Overview—Services.”

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

Associated Companies

Since June 30, 2000, we have consolidated under the Brazilian Corporate Law Method, and since January 1, 2009, under IFRS, the operations of Aliança Atlântica Holding B.V., an investment company incorporated under the laws of the Netherlands, that had as its main asset a 0.61% interest in the equity capital of Portugal Telecom, which was disposed of in June 2010. As of December 31, 2010, we held a 50% share ownership in Aliança Atlântica Holding B.V. and Telefónica S.A. held the remaining 50%. Aliança Atlântica Holding B.V. is currently in the process of liquidation and, as a result, its remaining assets are being appraised.

Furthermore, since December 31, 2003, we have also consolidated under the Brazilian Corporate Law Method, and since January 1, 2009, under IFRS, our investment under proportional consolidation in Companhia AIX de Participações, or AIX. At December 31, 2010, we held a 50% share ownership in AIX and Telemar Participações S.A. held the remaining 50%. AIX was formed in 2001 to explore, directly and indirectly, activities related to the execution, conclusion and commercial exploitation of underground cables to fiber-optic. See Note 1 to the consolidated financial statements included in this annual report starting at page F-1. We also consolidate on a pro rata basis, as required under the Brazilian Corporate Law Method and under IFRS, Companhia ACT de Participações, in which we hold a 50% interest.

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

Our properties are located throughout the State of São Paulo. At December 31, 2010, we used 2,191 properties in our operations, 1,432 of which we own, and we have entered into standard leasing agreements to rent the remaining properties. We own a building in the City of São Paulo where the majority of our management activities are conducted.

As of December 31, 2010, property related to construction in progress represented 7.9% of the net book value of our total fixed assets, automatic switching equipment represented 12.1%, transmission and other equipment represented 36.4%, terminal equipment and modems represented 12.5%, infrastructure represented 27.6%, television equipment and materials represented 1.8%, and other assets represented 1.7% of total fixed assets. As of December 31, 2010, the net book value of our property, plant and equipment was R$10.2 billion.

Pursuant to Brazilian legal procedures, liens have been attached to several properties pending the outcome of various legal proceedings to which we are a party. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

The following discussion should be read in conjunction with our consolidated financial statements and accompanying notes and other information appearing elsewhere in this annual report and in conjunction with the financial information included under “Item 3. Key Information—A. Selected Financial Data.” We prepared our consolidated financial statements included in this annual report in accordance with the IFRS. These consolidated annual financial statements are our first financial statements prepared in accordance with the IFRS, as issued by International Accounting Standards Board (“IASB”). IFRS 1 – “First-time Adoption of International Financial Reporting Standards” has been applied in preparing these financial statements. Until December 31, 2009, our consolidated financial statements were prepared in accordance with accounting practices adopted in Brazil (“Brazilian GAAP”). Brazilian GAAP is based on the Brazilian Corporate Law No. 6,404 of December 15, 1976, as amended, and included the provisions of Law No. 11,638/2007 and Law No. 11,941, dated May 27, 2009; the accounting standards issued by the Brazilian Federal Accounting Council (Conselho Federal de Contabilidade – “ CFC”); the accounting standards issued by the Accounting Standards Committee (Comitê de Pronunciamentos Contábeis – “CPC”); and the rules and regulations issued by the Brazilian Securities Commission (Comissão de Valores Mobiliários – “CVM”). After the adoption of CPCs No.15 to 43, Brazilian GAAP does not differ from IFRS, for preparation of consolidated financial statements. The comparative figures with respect to 2009 have been restated to reflect adjustments made as a result of the adoption of IFRS.

Overview

Our results of operations are principally affected by the following key factors.

Brazilian Political and Economic Environment

The Brazilian economy has experienced different rates of growth this decade. According to the IBGE which uses the new methodology of national accounts, Brazil’s GDP expanded around 7.5% in 2010, against a retraction of 0.6% in 2009.  The average growth of the GDP for the decade was 3.7% per year.

Consumer prices, as measured by the Consumer Price Index, or the IPCA, published by the IBGE, registered a variation of 5.9% in 2010.  Accordingly, growth in consumer prices was higher than the inflation target established by the Central Bank of 4.5%. In 2008 and 2009, the variations of IPCA were 5.9% and 4.3%, respectively. Inflation, as measured by the General Price Index, or the IGP-DI, calculated by the Fundação Getúlio Vargas, which includes wholesale, retail and home-building prices, increased 9.1%  and decreased 1.4% in 2008 and 2009, respectively. In 2010, the IGP-DI was 10.77%, the highest rate since 2004.

As a result of the acceleration of inflation and of the economic activity, the Central Bank increased the basic interest rate during 2010. As a result, the Selic rate increased to 10.75% by the end of 2010, against 8.75% per year by the end of 2009.

Brazil finished 2010 with a trade balance surplus of US$20.3 billion, compared to US$25.3 billion in 2009. Exports increased by 32% to US$201.9 billion, and imports increased 42.2% to US$181.6 billion. Financial inflows into the country increased, with foreign direct investments of US$48.5 billion, compared to US$25.9 billion in 2009. Portfolio investments increased by US$51.1 billion in 2010, in comparison to the increase of US$46.7 billion in 2009. The positive performance of external accounts allowed international reserves to increase by US$49.5 billion to the record level of US$288.6 billion.

The improvement in domestic economic data, such as inflation, external accounts, and interest rates, along with increased liquidity in the international capital markets led to a decrease in country risk in 2010. The J.P. Morgan Emerging Markets Bond Index Plus (EMBI + Brazil), which tracks total returns for traded external debt instruments in the emerging markets, decreased to 180 basis points by the end of 2010 from 197 basis points at the end of 2009.

As a result, the real appreciated against the U.S. dollar by 4.0% in 2010. The exchange rate on December 31, 2010 was R$1.67/U.S.$1.00, from R$1.74/U.S.$1.00 on December 31, 2009. The real appreciation was also related to the devaluation of the U.S. dollar against other currencies.

Our business is directly affected by trends in the international economy and the Brazilian economy. If the Brazilian economy enters a period of continued recession, then demand for telecommunications services is likely to decline. Similarly, depreciation of the Brazilian real against the U.S. dollar may reduce the purchasing power of

Brazilian consumers and, as a consequence, negatively affect the ability of our customers to pay for our telecommunications services.

Impact of Inflation on Our Results of Operations

Prior to 2006, the fees we charged our customers were periodically adjusted by ANATEL based on the inflation rates measured by the General Price Index (IGP-DI).

Starting in 2006, telephone fees were indexed to the IST, which is a basket of national indexes that reflect the telecommunications sector’s operating costs. Such indexing will thus reduce inconsistencies between revenue and costs in our industry and therefore reduce the adverse effects of inflation on our business. The IST for the last 12 months is 5.2% according to the last data published by ANATEL with reference to November, 2010.

The table below shows the Brazilian general price inflation (according to the IGP-DI, IPCA and the IST) for the years ended December 31, 2005 through 2010:

	Inflation Rate (%) as Measured by IGP-DI (1)	Inflation Rate (%) as Measured by IPCA (2)	Inflation Rate (%) as Measured by IST (3)
December 31, 2010	10.8	5.9	5.6
December 31, 2009	(1.4)	4.3	2.1
December 31, 2008	9.1	5.9	6.6
December 31, 2007	7.9	4.5	3.2
December 31, 2006	3.8	3.1	3.2
December 31, 2005	1.2	5.7	-

(1)	Source: IGP-DI, as published by the Fundação Getúlio Vargas.

(2)	Source: IPCA, as published by the Instituto Brasileiro de Geografia e Estatística.

(3)	Source: IST, as published by the Agência Nacional de Telecomunicações.

Regulatory and Competitive Factors

Our business, including the services we provide and the rates we charge, is subject to comprehensive regulation under the General Telecommunications Law. As a result, our business, results of operations and financial conditions could be impacted by the actions of the Brazilian authorities, including:

•	delays in the granting, or the failure to grant, approvals for rate adjustment;

•	the granting of licenses to new competitors in our region; and

•	the introduction of new or stricter requirements for our operating concession.

A series of new regulations became effective in 2010. The most important among these regulations were:

•	Resolution No. 537 of February 17, 2010, which republished, with amendments, the Regulation on Conditions for Use of Radio Frequency Range 3.5GHz;

•	Resolution No. 539 of February 23, 2010, which approved the Regulations of the General Plan for Universal SFTC;

•	Resolution No. 544 of August 11, 2010, which approved the Regulations on the Use of Radio Frequencies in the Bands 2170 MHz to 2182 MHz and 2500 MHz to 2690 MHz;

•	Resolution No. 548 of November 8, 2010, which approved the Regulation for Evaluating the Efficiency of Use of Radio Spectrum;

•	Resolution No. 550 of November 22, 2010, which approved the Regulation on Exploration of SMP through Virtual Network (RRV-SMP);

•	Resolution No. 551 of December 3, 2010, approving the Planning Service for Cable TV and MMDS, replacing Decree No. 399 of August 18, 1997; and

•	Resolution No. 553 of December 14, 2010, amending Regulations of Numbering Service of SMP and STFC.

We expect the following issues to become effective as new regulations or to be subject of one or more Public Notices in 2011, with an exact timeline yet to be determined by ANATEL.

•	Proposals for new conditions and goals for quality and universal access to be included in the revision of concession contracts of STFC operators;

•	Development of a General Competition Plan that would regulate standards for service providers with significant market power;

•	Change in the STFC Regulation;

•	Draft regulation on the provision of STFC out of the Basic Fee Area (Área de Tarifação Básica), or ATB;

•	Proposal to establish a criteria for tariff readjust of phone calls from the STFC;

•	Proposed revision of the rules of usage remuneration of providers of STFC networks;

•	Proposed revision of the rules of the Special Class Individual Access (AICE);

•	Proposal for an Alternative Plan of Compulsory Service Offer (PASOO) for the STFC in the LDN mode;

•	Invitation for bids for 3.5GHz frequencies;

•	Proposed amendment of the Regulation of Multimedia Communication Services (SCM);

•	Proposed rules for industrial exploration of dedicated lines - EILD;

•	Proposed regulations for the Certification of External Telecommunications Networks in regard to power protection;

•	Review of the General Plan on Quality Targets to the STFC (PGMQ–STFC);

•	Proposed rules of quality management for provision of multimedia communication services (RGQ-SCM);

•	Creation of a General Plan on Quality Targets of Television Subscription Services (PGMQ-TV);

•	Proposal for regulation the monitoring and control of goods, rights and services linked to existing concessions;

•	Proposed amendment of the Regulation of Inspection Powers; and

•	Proposal to amend the rules of implementation of administrative sanctions.

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

Foreign Exchange and Interest Rate Exposure

We face foreign exchange risk due to our foreign currency-denominated indebtedness, accounts payable (including our capital expenditures, particularly equipment) and receivables in foreign currency. A real devaluation may increase our cost of debt and certain commitments in a foreign currency. Our revenue is earned in reais, and we have no material foreign currency-denominated assets, except income from hedging transactions, interconnection of international long-distance services and services rendered to customers outside Brazil. Equity investments in foreign companies also suffer effects with variations in the exchange rate.

On December 31, 2010, 0.95% of our R$1.83 billion of financial indebtedness was denominated in U.S. dollars. See Note 16 to the Consolidated Financial Statements. Devaluation of the real causes exchange losses on foreign currency-denominated indebtedness and commitments and exchange gain on foreign currency-denominated assets and corporate stakes in foreign companies.

We use derivative instruments to limit our exposure to exchange rate risk. Since September 1999, we have hedged all of our foreign currency-denominated bank debt using swaps. Since May 2010, the Company began using net balance coverage, which is the coverage for net positions in foreign exchange exposures, or assets (issued invoices) minus liabilities (received invoices) for foreign exchange exposures, substantially reducing the Company’s risk to fluctuations in exchange rates.  However, we remain exposed to market risk resulting from changes in local interest rates, principally the CDI - Certificate for Interbank Deposits (Certificado de Depósito Interbancário), which is an index based upon the average rate of operations transacted among the banks within Brazil). This exposure to the CDI is present in long derivatives positions and financial investments, which are indexed to percentages of the CDI. Substantially, all of our debt is exposed to long term interest rates. On December 31, 2010, R$1.81 billion of our indebtedness was subject to the variations of the TJLP (a long term interest rate), which remained stable since July 2009, and R$0.02 billion was subject to the variation of the U.S. dollar . However, the portion in U.S. dollars of our foreign currency debt is swapped under hedging arrangements for variable-rate real-denominated obligations based on CDI. We invest our excess cash mainly in short-term instruments that earn interest based on the CDI. See Note 31 to the Consolidated Financial Statements and “Item 11—Quantitative and Qualitative Disclosures about Market Risk.”

Since we have foreign currency derivatives with notional amounts substantially equivalent to our borrowings and invoices issued and received denominated in foreign currency, we do not have material exchange rate exposure with respect to these contracts. However, we could still continue to have exchange rate exposure with respect to our planned capital expenditures, approximately 33% of which are indexed in foreign currencies (mostly U.S. dollars). We systematically monitor the amounts and time of exposure to exchange rate fluctuations and may contract for hedging positions, when appropriate, at our discretion.

Discussion of Critical Accounting Estimates and Policies

The preparation of financial statements included in this annual report in accordance with IFRS involves certain assumptions and estimates that affect the amounts presented for revenue, expenses, assets and liabilities and disclosures of contingent liabilities in the notes to the financial statements. Therefore, the uncertainty relating to these assumptions and estimates could lead to results that require a significant adjustment to the accounting value of assets or liabilities affected in future periods. Although we review these estimates and assumptions in the ordinary course of business, the presentation of our financial condition and results of operation often requires our management to make judgments regarding the effects on our financial condition and results of operations of matters that are inherently uncertain. Actual results may differ from those estimated under different variables, assumptions or conditions. Note 4 of our Consolidated Financial Statements includes methods used in the preparation of those financial statements and  includes a summary of the significant accounting policies. In order to provide an understanding of how we form the foregoing judgments and estimates, we have summarized certain critical accounting policies below.

Accounting for long-lived assets, including goodwill

Property, plant and equipment and intangible assets, other than goodwill, are recorded at acquisition cost.  Property, plant and equipment and intangible assets with definite useful lives are depreciated or amortized on a straight-line basis over their estimated useful lives. Intangible assets with indefinite useful lives are not amortized, but are, instead, subject to an impairment test on a yearly basis and whenever there is an indication that such assets may be impaired.

Accounting for long-lived assets and intangible assets involves the use of estimates for determining the useful lives of the assets over which they are to be depreciated or amortized.  We believe that the estimates we make to determine an asset’s useful life are “critical accounting estimates” because they require our management to make estimates about technological evolution and competitive uses of assets.

An impairment loss exists when the accounting value of an asset or cash-generating unit exceeds its recoverable amount, which is the higher between the fair value less selling costs and the value in use. The estimated fair value less selling costs is based on the information available from transactions involving the sale of similar assets or the market price less additional costs regarding the disposition of such asset. The value in use is based on the model of discounted cash flow. Cash flows are derived from the budget for the next 10 years and do not include activities of reorganization for which the Company has not yet been committed or significant future investments that will improve the group of assets of the cash-generating unit subject to the test. The recoverable amount is sensitive to the discount rate used in the method of discounted cash flow as well as to the projected future cash flow and the expected future growth rate used for the purposes of overestimation.

Taxes

There are uncertainties regarding the interpretation of complex tax regulations and the amount and timing of future taxable income. We record provisions based on reasonable estimates for possible auditing by tax authorities from the jurisdictions in which we operate. The value of these provisions is based on several factors such as experience from previous tax audits and different interpretations of tax regulations by the taxable entity and the competent tax authority in charge. Such differences of interpretation may arise in a wide variety of subjects, depending on the prevailing conditions in the domicile of the Company. As a result, we may be required to pay more than our provisions or to recover less than the assets recognized.

Pension plan benefits

The cost of pension plans with determined benefits and other post-employment medical care benefits and the present value of pension obligations are determined using actuarial valuation methods. The actuarial valuation involves the use of assumptions about discount rates, expected return rates of assets, expected future salary increases, mortality rates, health care costs trend rates and future increases in retirement benefits and pensions. The obligation of a defined benefit is highly sensitive to changes in these assumptions. All assumptions are reviewed at each data-base. The mortality rate is based on mortality tables available in the country. Future increases in wages and retirement benefits and pensions are based on expected future inflation rates for the country and could significantly impact the value of the obligations to provide these benefits.

Fair value of financial instruments

When the fair value of financial assets and liabilities presented on the balance sheet cannot be obtained in active markets, it is determined using valuation techniques, including the method of discounted cash flow. The data obtained for the use of these methods are based on the information prevailing in the market as possible. However, when it is not feasible to obtain such information in the market, a certain assumption level is required to establish the fair value. The assumption includes consideration of the data that was used, such as the liquidity risk, credit risk and volatility. Changes in the assumptions regarding these factors could affect the presented fair value of financial instruments.

Provisions for civil and labor contingencies

We record provisions for civil and labor actions. The assessment of the likelihood of loss includes assessing the available evidence, the hierarchy of laws, the available jurisprudence, the most recent court decisions and its materiality in the legal system as well as the evaluation of the case by external counsels. Provisions are reviewed and adjusted to take into account changes in circumstances such as the applicable prescriptive period, results from tax inspections or additional exposure identified based on newly issued court decisions. A significant change in these circumstances or assumptions could result in a corresponding increase or decrease into the amount of our provisions.

Sources of Revenue

The breakdown of our gross operating revenue is presented net of discounts granted. In addition, we categorized our revenue according to the following groups:

•	Local: includes the sum of revenues from monthly subscription fees, installation fees, local services, public telephony and fixed-to-mobile revenues (VC1);

•	Domestic long distance: includes the sum of fixed-to-mobile revenues (VC2 and VC3), public long distance telephony and domestic long distance;

•	International long distance: includes the sum of revenues from international public telephony and international long distance; and

•	Data Transmission: includes the sum of infrastructure rental revenues and data transmission.

Results of Operations

The following table sets forth certain components of our net income for each  period ended December 31, 2010 and December 31, 2009, as well as the percentage change of each component.

	Year ended December 31,		% Change
	2010	2009	2010 - 2009
	(in millions of reais, except percentages)
Net Operating Revenue	15,756.1	15,806.0	(0.3)
Operating Expenses, including cost of services and goods	(12,212.3)	(12,426.8)	(1.7)
Equity in earnings of associates	2.9	18.8	(84.6)
Financial Result	(120.7)	(188.8)	(36.0)
Income and social contribution taxes	(1,027.2)	(1,005.1)	2.2
Net Income	2,398.8	2,204.1	8.8
Capex	2,441.4	2,220.9	9.9
Capex/Net Operating Revenue	15.5%	14.1%	1.4 p.p.

Net Operating Revenue

Net operating revenue in 2010 was R$15,756.1 million, remaining virtually stable in relation to 2009. This effect is mainly due to an increase in broadband revenue and corporate data in the amount of R$372.5 million, beyond the increase of domestic long distance revenue of R$105.8 million, explained by higher mobile incoming traffic with the “15” use (indicating our selection code of operator). These variations were offset by a decrease in revenue from local fixed telephony of R$642.3 million, which was due to a decrease in VC1 and fixed-to-fixed traffics, despite the increase by 39,000 in the number of lines in service.

Capital Expenditures (Capex)

The capital expenditures in 2010 were R$2,441.4 million, representing an increase of 9.9% compared to 2009. The investments in broadband and new businesses were intensified through the expansion and modernization of our network, the improvement of our systems and the processes of customer relationships, such as call centers, customer  retaining programs and others. As a percentage over net operating revenues, the ratio was from 14.1% in 2009 to 15.5% in 2010.

Results of Operations for the Year Ended December 31, 2010 Compared to the Year Ended December 31, 2009

Operating Revenue

Our gross operating revenue is presented net of discounts granted.

Our gross operating revenue in 2010 totaled R$21,359.0 million, registering a decrease of 1.0% in relation to 2009. The components of our gross operating revenue are presented in the following table:

	Year ended December 31,		% Change
	2010	2009	2010 - 2009
	(in millions of reais, except percentages)
Gross operating revenue (1)	21,359.0	21,584.4	(1.0)
Fixed Telephony	15,005.6	15,547.1	(3.5)
Local	10,033.0	10,675.3	(6.0)
Domestic long distance	4,876.4	4,770.6	2.2
International Long Distance	96.2	101.2	(5.0)
Data Transmission	4,304.4	3,931.9	9.5
Interconnection	524.7	487.1	7.7
Pay TV	478.1	492.5	(2.9)
Others	1,046.2	1,125.6	(7.1)
____________________________________
(1) Gross operating revenue, but net of discounts granted.

Fixed Telephony

Local. Revenue from local services reached R$10,033.0 million in 2010, a decrease of 6.0% in relation to R$10,675.3 million registered in 2009. The decrease is due to lower local fixed telephony revenue in 2010, explained by a decrease of VC1 and fixed-to-fixed traffics, offset by the increase in the monthly fee revenue, due to the positive net additions of 39,000 lines in service registered in the year, in addition to the tariff readjustment of most alternative plans as of August 2010.

Domestic long distance. Revenue from domestic long distance services in 2010 totaled R$4,876.4 million, an increase of 2.2% in relation to R$4,770.6 million in 2009. These effects are mainly explained by higher mobile incoming traffic with the “15” use (indicating our selection code of operator) and by the tariff readjustment of 0.66%, effective from October 8, 2010, and are partially offset by a reduction of fixed incoming traffic.

International long distance. Revenue from international long distance services reached R$96.2 million in 2010, a decrease of 5.0% in comparison with R$101.2 million in 2009.  This evolution is justified by a decrease of traffic in the period.

Data Transmission

Data transmission revenue reached R$4,304.4 million in 2010, an increase of 9.5% when compared to R$3,931.9 million in 2009. This growth is justified by increased hiring the actions of sales personnel and the Company’s commitment to quality, reflected in an increase of the customer satisfaction index and larger customer base. There were 680,401 net additions of broadband, the highest gain of our history. Additionally, data revenue in the corporate segment increased in 2010.

Interconnection revenue

Interconnection revenue totaled R$524.7 million in 2010, an increase of 7.7% when compared to R$487.1 million in 2009. This change is due to higher mobile incoming traffic. Additionally, we recorded a tariff readjustment for local, domestic long distance and interconnection services of 0.66%, effective as of October 8, 2010.

Pay TV

Pay TV revenue totaled R$478.1 million in 2010, representing a decrease of 2.9% in relation to R$492.5 million in 2009. This decrease is mainly related to the lower average customer base in 2010. However, the trend changed in the last quarter of 2010, with 21,000 net additions of new customers, due to the Company’s repositioning in relation to this product and the significant churn reduction in the period.

Others

Other revenue registered R$1,046.2 million in 2010, a decrease of 7.1% when compared to R1,125.6 million 2009. This decrease occurred because of lower revenue from resale of goods and value added services, but was partially offset by a revenue increase in our providing integrated solutions in the corporate segment.

Operating Expenses

Operating expenses totaled R$12,212.3 million in 2010, a decrease of 1.7% when compared to R$12,426.8 million in 2009. The following table sets forth the components of operating expenses:

	Year ended December 31,		% Change
	2010	2009	2010 - 2009
	(in millions of reais, except percentages)
Operating Expenses	(12,212.3)	(12,426.8)	1.7
Interconnection expenses	(4,521.0)	(4,386.3)	3.1
Personnel expenses	(1,030.5)	(722.6)	42.6
Outsourcing expenses	(4,101.5)	(3,630.0)	13.0
Bad debt provision	(386.3)	(564.6)	(31.6)
Taxes	(353.7)	(382.4)	(7.5)
Other operating revenue (expenses)	94.2	(235.4)	(140)
Depreciation and amortization	(1,913.5)	(2,505.5)	(23.6)

Interconnection expenses

Interconnection expenses totaled R$4,521.0 million in 2010, an increase of 3.1% when compared to R$4,386.3 million in 2009. Such effect is mainly explained by higher expenses with total unbundled loops, an increase in mobile incoming traffic with the “15” use (indicating our selection code of operator) and Mobile Network Interconnection Fee (VUM) readjustment of 0.67% in February, 2010.

Personnel expenses

Personnel expenses reached R$1,030.5 million in 2010, a growth of 42.6% in relation to R$722.6 million in 2009. This increase is mainly due to a reversal of labor contingencies in the second quarter of 2009 in the amount of R$159 million and to the non-recurring expenses related to personnel reorganization in the amount of R$74.8 million, accounted for in the fourth quarter of 2010.

Outsourcing expenses

Outsourcing expenses reached R$4,101.5 million in 2010, an increase of 13.0% when compared to R$3,630.0 million in 2009. This increase is related to an increase of commercial expenses, mainly in customer service, as a result of our commitment to quality and customers satisfaction, a higher concentration of advertising campaigns in 2010, and higher expenses with regard to network maintenance.

Bad debt provisions

Bad debt provisions registered R$386.3 million in 2010 from R$564.6 million in 2009, representing a decrease of 31.6%. As a percentage of the net operating revenue, the ratio decreased from 3.6% in 2009 to 2.5% in 2010. This effect is explained by an improvement in the customer base profile through our strong performance in our commercial debt collection. Our 1.8% bad debt provision percentage on net operating revenue registered in the fourth quarter of 2010 is one of the lowest levels we have ever reached.

Taxes

Taxes reached R$353.7 million in 2010, a decrease of 7.5% when compared to R$382.4 million in 2009. This variation is justified by the decrease in taxes due to services provided between us and our subsidiaries. This effect was partially offset by an increase in FUST and FUNTEL in the period.

Other operating revenue (expenses)

Other operating revenues (expenses) reached R$94.2 million in 2010, mainly justified by the sale and assignment of the right of use of non-strategic assets during 2010 in the total amount of R$320.6 million, partially offset by the cost of goods sold to the corporate segment.

Depreciation and amortization

Depreciation and amortization reached R$1,913.5 million in 2010 compared to R$2,505.5 million in 2009, a decrease of 23.6% explained by the adoption of new terms for certain categories of assets, which resulted in changes in those assets’ useful life time when compared to those in 2009. Because this was a change in accounting estimates, the effects of this change were recorded prospectively from the year of 2010. This movement generated a decrease of R$399.6 million in the depreciation expense in the year.

Equity in earnings of associates

Equity in earnings of associates in 2010 reached R$2.9 million, compared to R$18.8 million in 2009, representing a decrease of 84.6%.  This decrease is explained by the effect of applying equity accounting of the shareholding of Cable TV operators.

Financial Result

For the year-end period ended on December 31, 2010, the financial result reached R$120.7 million, increasing by R$68.1 million or 36.0% when compared to the period ended December 31, 2009, mainly due to lower net debt.  In relation to the last quarter of the previous year, the result was increased by R$19.2 or 37.1% due to the same effect.

B. Liquidity and Capital Resources

General

We have funded our operations and capital expenditures mainly from operating cash flows and loans obtained from financial institutions. As of December 31, 2010, we had R$1.5 billion in cash and cash equivalents. Our principal cash requirements include:

•	the servicing of our indebtedness,

•	capital expenditures, and

•	the payment of dividends.

Sources of Funds

 Our cash flow from operations was R$4.5 billion in 2010 compared to R$4.4 billion in 2009. The increase in cash flow from operating activities of 3.0% in 2010 compared to 2009 was due primarily to (i) an increase in our net income, (ii) a decrease in our net accounts receivable from customers due to a better collection performance accompanied with lower billings, and (iii) a decrease in certain current liabilities due to the payment of ANATEL’s concession in 2009 that happened on a biennial basis.

Uses of Funds

 Our cash flow used in investing activities was R$1.7 billion in 2010 compared to R$2.3 billion in 2009. The decrease in the cash flow used in investing activities of 26% in 2010 compared to 2009 was primarily due to the sale of the shares of Portugal Telecom in the net amount of R$127.2 million and the assignment of rights to use existing space in transmission towers in the net amount of R$292.7 million.

Our cash flow used in financing activities was R$3.6 billion in 2010 compared to R$1.6 billion in 2009. The increase in cash flow used in financing activities of 125% in 2010 compared to 2009 was due primarily to the prepayment of our debentures in the amount of R$1.502.4 million and related interests in June 2010, and to an increase in our dividend payments in 2010.

Indebtedness

As of December 31, 2010, our total debt was as follows:

Debt	Currency	Annual interest rate payable	Maturity	Principal amount outstanding (in thousands of reais)
Loan and Financing BNDES	R$	TJLP + 1.73% to 3.73%	2015	1,808,422
Mediocrédito	US$	1.75%	2014	17,304
Total debt				1,825,726
Current				420,412
Long-term				1,405,314

Interest and principal payments on our indebtedness as of December 31, 2010 due in 2011 and 2012 total R$420 million and R$413 million, respectively.

The agreements that govern the majority of our outstanding loans and financings contain certain standard restrictive covenants, which may provide for the acceleration of the full balance of our obligations in the event of any default. As of December 31, 2010, we were not in default of any of our obligations and therefore none of our liabilities were subject to acceleration.

Capital Expenditures and Payment of Dividends

Our principal capital requirements are for capital expenditures and payments of dividends to shareholders. Additions to property, plant and equipment totaled R$2.4 billion and  R$2.2 billion  for the years ended December 31, 2010 and 2009, respectively. Our capital expenditures for the year 2011 are expected to be similar to 2010. These expenditures relate primarily to the expansion of our network. We may seek financing for part of our capital expenditures and cash management assistance from the Brazilian government, in particular from Banco Nacional de Desenvolvimento Econômico e Social (Bank for Economical and Social Development), or BNDES, which is the main government financing agent in Brazil, as well as from the local or foreign capital markets or from local and foreign financial institutions. See “Item 4. Information on the Company—A. History and Development of the Company—Capital Expenditures.”

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

We may also make additional distributions to the extent that we have available profits and reserves to distribute. All of the above distributions may be made as dividends or as tax-deductible interest on shareholders’ equity. We paid dividends of R$1.9 billion, R$1.5 billion and R$2.2 billion in 2010, 2009 and 2008, respectively.

Our management expects to meet 2011 capital requirements primarily from cash provided from our operations. Net cash provided by operations was R$4.5 billion, and  R$4.4 billion in 2010 and 2009, respectively.

As determined by the Brazilian Corporate Law and our by-laws, we must generally pay dividends to all shareholders equal to at least 25% of our annual net income. These adjustments to net income for purposes of calculating the basis for dividends include allocations to various reserves that effectively reduce the amount available for the payment of dividends. For the fiscal year ended December 31, 2010, the Board of Directors Meeting held on February 7, 2011 decided to submit to the shareholders meeting a proposal to pay dividends in the amount of R$1.7 billion, which, together with the interim dividend and interest on own capital payments made in 2010, would be more than sufficient to meet the minimum dividend required by Brazilian law. The proposal to pay dividends will be approved by a General Shareholders Meeting to be held in 2011. See “Item 3. Key Information—D. Risk Factors—Risks Relating to the Preferred Shares and the ADSs—Holders of our preferred shares and our ADSs generally do not have voting rights” and “Item 10. Additional Information—B. Memorandum and Articles of Association—Voting Rights.”

New Accounting Pronouncements

Recently Adopted Standards

The consolidated financial statements were prepared and are being presented in accordance with the IFRS.

We adopted IFRS for the first time in our consolidated financial statements for the fiscal year ended December 31, 2010, which includes the comparative financial statements for the fiscal year ended December 31, 2009.

IFRS 1 (First-time Adoption of International Financial Reporting Standards) requires an entity to develop its accounting policies based on the standards and related interpretations effective on the closing date of its first consolidated IFRS financial statements (December 31, 2010), at the date of transition to IFRS (January 1, 2009) and for the comparative period shown in the first IFRS financial statements (December 31, 2009).

We adopted all the standards, revisions of standards and interpretations issued by IASB effective as of December 31, 2010.

Recently Issued Standards

New IFRS standards and interpretations of the IFRIC (International Financial Reporting Interpretations Committee of the IASB):

Some new IASB accounting procedures and IFRIC interpretations have been published and/or revised, the adoption of which is optional or mandatory for the years beginning January 1, 2010. Management of the Company and its subsidiary has analyzed the impacts of these new pronouncements and interpretations and do not expect their adoption to cause a material impact on the yearly information of the Company and its subsidiary for the year of first-time application, as follows:

•
IAS 24 Disclosure Requirements for Government-Related Entities and Related Party Definition (Revised): Simplifies the disclosure requirements for government-related entities and defines related parties. This revised rule addresses aspects that, according to previous disclosure requirements and the prior definition of related party, were extremely complex and difficult to be applied in practice, particularly in environments where government control is pervasive, and now provides a partial exemption for government-related entities as well as a revised definition of a related party. This amendment was issued in November 2009, and became effective for fiscal years beginning in January 1, 2011. This amendment will have no impact on the consolidated financial statements of the Company.

•
IFRS 9 Financial Instruments – Classification and Measurement: IFRS 9 closes the first part of the project to replace “IAS 39 Financial Instruments: Recognition and Measurement” IFRS 9 uses a simple approach to determine if a financial asset is measured at amortized cost or fair value, based on how an entity manages its financial instruments (its business model) and the contractual cash flow characteristics of the financial assets. The standard also requires that only one method be adopted for the determination of impairment losses. This standard will become effective for fiscal years beginning in January 1, 2013. Management is assessing the potential impact on the consolidated financial statements of the Company.

•
IFRIC 14 Prepayments of a Minimum Funding Requirement: This amendment only applies to situation where an entity is subject to minimum funding requirements and advances its contributions in order to meet such requirements. This amendment allows for the entity to account for the benefit of such prepayment as an asset. This amendment will become effective for fiscal years beginning in January 1, 2011. This amendment will have no impact on the consolidated financial statements of the Company.

•
IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments: IFRIC 19 was issued on November 2009 and became effective for annual period beginning July 1, 2010, and earlier application is permitted. This interpretation clarifies the requirements of IFRS standards when an entity renegotiates the terms and conditions of a financial liability with its creditor and the latter agrees to accept entity stock or other equity instruments to settle the financial liability in full or in part. The Company does not expect IFRIC 19 to have any impact on its consolidated financial statements.

•	Improvements to the IFRS: The IASB has issued improvements to the rules and amendments to the IFRS in May 2010, and the amendments will be effective as of January 1, 2011:

•	IFRS 3 – Business combinations.

•	IFRS 7 – Financial Instruments: Disclosures.

•	IAS 1 – Presentation of Financial Statements.

•	IFRIC 13 – Customer Loyalty Programs.

The Company does not expect the changes to have any impact on its consolidated financial statements.

Other rules and interpretations that have been issued but not adopted yet are not expected, based on Management’s opinion, to have a significant impact on the Company’s reported results or equity.

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

The table below presents the Telefónica investments in development, update and modernization of systems to support the launch of new products, improve the external plant inventory quality and take advantage of the new rules for technology businesses. Seeking to continually improve and modernize its services, Telefónica partnered withpartners specialized in R&D such as the CPqD and TPD.

R&D investments	2010	2009	2008
		(in millions of reais)
Centro de Pesquisa e Desenvolvimento (CPqD)	7.2	6.2	6.3
Telefônica Pesquisa e Desenvolvimento (TPD)	5.3	4.8	4.5
Innovation (business incubator and tests)	6.8	4.1	4.2
Total	19.3	15.1	15.0

The partnership between Telefônica and CPqD allows Telefónica to keep informed of technical research services, development of new features in current systems, and services in the areas of consulting and training. Telefónica can benefit from the use of a specific tool that monitors and manages data of cables, optical fiber and the level of use of its external network.

The partnership between Telefónica and TPD allows Telefónica to transfer to an automatic model of management of the planning and operation network focused on performance.

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

D. Trend Information

From a business and strategy perspective, one of the most important factors in the development of the telecommunications industry in the future is technological convergence represented by the integration of networks and services about which debates have arisen with respect to the technological, as well as legal, regulatory and commercial aspects.

Looking at the more mature markets like Europe, America and Asia, and the latest movements of the major telecommunications companies in Brazil, there is a clear trend of developing integrated and comprehensive offers and greater market presence. The broadband market will likely continue to grow strongly, as it will be the main platform for development of convergent products and services. We continue with our strategy to increase the speed of our broadband connection in São Paulo by expanding fiber optic and cable connections, and to provide better quality services and new products, especially TV and video on demand over IP protocol.

The Brazilian economy had a solid growth in recent years, with its expansion concentrated in the middle class population. We believe the same will occur in the telecommunications market, especially in the markets for broadband and paid-TV, which should be the main drivers of the industry and should accelerate the expansion of geographical coverage and development of convergent offers. Moreover, welfare programs for digital inclusion and incentives for the IT industry should have greater importance in 2011. Telefonica will likely continue to invest in these markets through its various technological alternatives and their partners. The appreciation of the real against the U.S. dollar is likely to continue to favor us by reducing the cost of imported equipment.

Due to the increase in fixed lines obtained by Telesp in 2010, we will continue to explore opportunities in 2011 with lower-income customers and in physical presence channels for even greater growth. Currently, our portfolio includes voice packets of fixed tariffs for services (offering unlimited local calls to other fixed line phones), bundles of minutes (Meus Minutos), controlled and economic lines (a cheaper package of minutes for local calls to fixed lines and use of pre-paid credits for long distance calls and calls to mobile phones). Our competitors also offer different plans to capture the lower income segment of the market, including offering flexible billing packages, free calls to other customers with the same service provider or call packages with significantly reduced prices. For the long distance market, we expect that competition from VoIP (Voice over Internet Protocol - technology to transmit voice using the Internet) will increase due to the increase of broadband connections, both fixed and 3G. We are taking several actions to keep up with market trends and to compete by taking advantage of new technologies. We will increase our presence to capture the growth in the market through appreciation of fixed lines, proposals combining broadband and data, and a differentiated experience for the client compared to our competitors.

We will continue to monitor the development of products and services based on broadband products such as IPTV, video on demand, data and video, in order to prepare the Company to benefit in areas where our conventional network coverage is limited. We also will monitor the fiber optic products, including a portfolio of competitive high-speed and new value-added products such as Wi-Fi modem and service support, installation and configuration (Tec Total), packet voice services, interactive TV and high-definition, customized content and on demand. This strategy is in line with trends in more developed markets where there is greater integration between the operations of fixed voice, broadband and pay TV. Telefonica will continue to invest towards improving the quality of our services and developing new products to remain competitive technologically. Finally, we will continue our efforts to improve our relationship with customers. The improvements in customer experience will be supported by the quality improvement actions initiated in 2009 and by disseminating a culture of service and continuous improvement.

E. Off-balance-Sheet Arrangements

None.

F. Tabular Disclosure of Contractual Obligations

Our contractual obligations and commercial commitments as of December 31, 2010 are as follows:

	Total	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years
	(In thousands of reais, as of December 31, 2010)
Contractual obligations
Long-term debt	1,825,726	420,412	825,352	579,962	—
Pension and other post retirement benefits	219,000	3,016	5,217	4,292	206,475
Other long-term obligations including leases	77,860	22,300	55,560	—	—
Total contractual cash obligations	2,122,586	445,728	886,129	584,254	206,475
Commercial commitments
Suppliers	2,780,672	2,780,672	—	—	—
Other commercial commitments	—	—	—	—	—
Total commercial commitments	2,780,672	2,780,672	—	—	—

Long-Term Debt

Amount
Year ending December 31,	(in thousands of reais, as of December 31, 2010)
2012	412,808
2013	412,544
2014	410,051
2015	169,911
Total	1,405,314

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

Name	Position	Date of Appointment
Antonio Carlos Valente da Silva	Chairman	April 07, 2010
José María Álvarez-Pallete López	Vice-Chairman	April 07, 2010
Antonio Viana-Baptista	Director	April 07, 2010
Fernando Abril-Martorell Hernández	Director	April 07, 2010
Fernando Xavier Ferreira	Director	April 07, 2010
Francisco Javier de Paz Mancho	Director	April 07, 2010
Guillermo Fernández Vidal	Director	April 07, 2010
Iñaki Urdangarin	Director	April 07, 2010
José Fernando de Almansa Moreno-Barreda	Director	April 07, 2010
José Manuel Fernandez Norniella	Director	May 19, 2010 (*)
Luciano Carvalho Ventura	Director	April 07, 2010
Luis Bastida Ibarguen	Director	April 07, 2010
Luis Fernando Furlan	Director	April 07, 2010
Luis Miguel Gilperez Lopez	Director	November 17, 2010 (**)
Miguel Àngel Gutiérrez Méndez	Director	April 07, 2010
Narcís Serra Serra	Director	April 07, 2010

*The members of the Board of Directors have the mandate until the ordinary general meeting of 2013.
(*) The Board member José Manuel Fernandez Norniella was appointed by the Board of Directors in May 19, 2010, as provided by Article 150 of Law 6,404/76, replacing Mr. Juan Carlos Ros Brugueras. His election was ratified at the General Shareholders’ Meeting of August 12, 2010.
(**) The Board member Luis Miguel Gilpérez Lopez was appointed by the Board of Directors at a meeting dated November 17, 2010, as provided by Article 150 of Law 6,404/76.

Set forth below are brief biographies of our directors:

Antonio Carlos Valente da Silva is 58 years old and acts as President of the Board of Directors and serves as Chief Executive Officer. Mr. Valente is an Electrical Engineer, with vast experience in business development and telecommunications regulation. Mr. Valente served as Chief Executive Officer of Telefónica del Perú S.A.A, Telefónica Móviles S.A., Telefónica Móviles Perú Holding S.A.C., Telefónica Perú Holding S.A.C and of Telefónica Multimedia S.A.C and is a member of the Board of Directors. In addition, Mr. Valente is First Vice-President of the Association of Private Enterprises of Public Services (ADEPSEP) and is a Director of the Official Chamber of Commerce of Spain in Perú (COCEP). Prior to his appointment as Chief Executive Officer of Telefónica del Perú, Mr. Valente was responsible for the regulation of the Telefónica Group for Latin America. From 2002-2003, Mr. Valente acted as Vice-President of the National Agency of Telecommunications (ANATEL) of Brazil and presided over the Latin American Telecommunications Regulators Forum (Regulatel) institute, which unites nineteen Latin American countries and the Caribbean. Mr. Valente obtained a postgraduate degree in Business and Administration, with a specialization in Systems and Business Management including Entrepreneurial Strategy, from MIT/Sloan School of Management. Mr. Valente has taught and published numerous articles regarding regulation and telecommunications in Brazilian and international magazines. Since May 2007, he has been President of “AHCIET – Asociación Iberoamericana de Centros de Investigación y Empresas de Telecomunicaciones.” Since July 2008, he has been President of “Telebrasil” (Associação Brasileira de Telecomunicações). He is also a Board Member of CPQD (Centro de Pesquisas e Desenvolvimento), a member of the Strategic Comitee of “FIESP” (Federação das Indústrias do Estado de São Paulo), the Vice-President of “ABDIB” (Associação Brasileira da Industria de Base), a member of the “CDES” (Conselho de Desenvolvimento Econômico e Social da Presidência da República) and President of “FEBRATEL”(Federação Brasileira de Telecomunicações).

José María Álvarez-Pallete López is 47 years old  and was appointed Chairman and Chief Executive Officer of Telefónica Internacional in July 2002, Managing Director Latin America and member of the Board of Telefónica, S.A. in July 2006, and Chairman and CEO of Telefonica Latin America in March 2009. He began his career at Arthur Young Auditors in 1987 and joined Benito & Monjardin/Kidder, Peabody & Co. in 1988, where he held positions in the research and corporate finance departments.  In 1995, he joined Valenciana de Cementos Portland (CEMEX) as head of the Investor Relations and Studies department.  He was appointed Financial Manager for CEMEX in Spain in 1996 and General Manager for Administration and Financial Affairs for CEMEX Group's interests in Indonesia in 1998, headquartered in Jakarta. He joined Telefónica in February 1999 as CFO of Telefónica Internacional. In September of the same year, he became CFO of Telefónica, S.A. Mr. Álvarez-Pallete holds a graduate degree in Economics from the Complutense University of Madrid.  He also studied Economics at the Université Libre de Belgique. In 2000, he was named CFO of the Year in the M&A chapter by CFO Europe Magazine (The Economist Group).  He holds a post graduate degree in the International Management Program by the Instituto Panamericano de Alta Dirección de Empresa (IPADE). He also obtained the Advanced Research Certificate from the Accounting, Financial Administration and Economy Department of the Universidad Complutense de Madrid. He is President of the Board of Directors of Telefónica Internacional, S.A.U. and is also a member of the following Boards of Directors: Telecomunicações de Sao Paulo, S.A., Telefónica DataCorp, S.A.U., Colombia Telecomunicaciones, S.A. ESP, Telefónica Móviles México, S.A. de C.V., Telefónica Larga Distancia de Puerto Rico, Telefónica del Perú, S.A., and alternate director of Telefónica Móviles Colombia, S.A., Telefónica de Argentina, S.A., Telefonica Chile, S.A. and Telefónica Móviles Chile, S.A.  He has been Chairman of Antares, Fonditel, Telfisa and Telefónica North América; Vice Chairman of T.Perú; a member of the Board of Directors of CEMEX Singapur, Admira Media, Inmobiliaria Telefónica, TPI, Telefónica Móviles, Telefónica de España, Telefónica Holding Argentina, Telefonica Datacorp, Telefónica O2 Europe, China Netcom, Portugal Telecom, and SGPS SA; a member of the Supervisory Board of Cesky Telecom; and President of the Supervisory Board of Brasilcel N.V.

Antonio Viana-Baptista is 53 years old and is a member of our Board of Directors. He was the General Director of Telefónica de Espanha, member of the Executive Committee and of the Board of Directors of Telefônica S.A. holding of Telefônica Group. He is also a member of the Board of Directors of O2 PLC, Telefónica Móviles México as well as a non-Executive Board Member of Research in Motion (RIM), NH Hoteles, Semapa, S.A., Jeronimo Martins, S.A. and Jasper Wireless. Since arriving at Telefônica in 1998, he has been involved with many companies in the group. He was the Executive President of Telefónica Móviles, S.A. In the period between December 1998 and

July 2002, he was President of Telefônica International and Executive President of Telefónica Latinoamérica. He was Executive Director of BPI (Banco Português de Investimento) during the period from 1991 to 1998. During the period from 1985 to 1991, he was partner of McKinsey & Co. in Madrid and Lisbon. He holds a degree in economics from Universidad Católica Portuguesa in 1981 and also holds an MBA from INSEAD, Fontainebleau, in 1983.

Fernando Abril-Martorell Hernández is 48 years old and serves on our Board of Directors. He is a member of the Board of Directors of ENCE (the Spanish pulp producer). From 1987 to 1997, Mr. Abril-Martorell Hernández performed several functions at JP Morgan, in New York, London and Madrid, including treasury department manager and member of the managing committee. Mr. Abril-Martorell Hernández joined the Telefónica group in January of 1997, as corporate finance general manager, having represented the group’s interests in the Brazilian telecommunications industry privatization process. From December 1998 to June 2000, he served as chief executive officer and chief financial officer of Telefónica Publicidade e Información (TPI). He was COO and a member of the Board of Directors of the Telefónica Group from August 2000 to September 2003. In 2005, he joined Credit Suisse Group in Spain as Managing Director and Chief Executive Officer. Mr. Abril-Martorell Hernández holds a degree in law and business sciences from ICAI-ICADE (Instituto de Postgrado y Formación Continua), Spain.

Fernando Xavier Ferreira is 62 years old and acts as a member of our Board of Directors. Mr. Ferreira served as our chief executive officer and of SP Telecomunicações Participações Ltda. He was president of the Supervisory Board of Brasilcel N.V., president of the Boards of Directors of Vivo Participações S/A, and Fundação Telefónica. He is also a member of the Board of Directors of Telefónica Internacional S.A. Mr. Ferreira has served as president of Telecomunicações Brasileiras S.A. - Telebrás, executive secretary in the Brazilian Ministry of Communications, chairman of the Board of Directors of Embratel S.A., president of Nortel do Brasil S.A., Brazilian General Director of Itaipu Binacional, president of Telecomunicações do Paraná S.A. - Telepar and as member of ANATEL’s consulting committee and member of the Board of Directors of Empresa Brasileira de Correios e Telégrafos - ECT and Portugal Telecom. He holds a degree in electrical engineering from Faculdade de Engenharia Elétrica da Universidade Católica do Rio de Janeiro, the Electric Engineering Faculty of the Catholic University of Rio de Janeiro, Brazil, which he received in 1971. He attended a business administration course at Western Ontario University, Canada, in 1982.

Francisco Javier de Paz Mancho is 52 years old and serves as a member of our Board of Directors.  Currently Mr. Mancho is the Chief Executive Officer of Atento Inversiones y Teleservicios, S.A.U., an advocate of MAZ management registry, serves as a member of the Board of Directors of Telefônica Internacional, is a member of the Board of Advisers of Telefônica LATAM and is the Honored President of PREALSA, member of the Advisory Council of Telefonica Espanha, President of the Regulation Comission of the Advisory Council of Telefonica Espanha (october 2009 to date); executive officer and member of the Board of Directors of Telefônica Argentina S.A. (2008-2009), member of the Advisory Council of Telefonica Andalucia (September 2008 to date); member of the Board of Directors of Telefónica S.A, President of the Human Resources, Reputation and Corporate Responsability Comission,  member of the Regulation Comission and member of the International Matters Comission (December 2007 to date); vocal of the Executive Committee of the Superior Board of Councils (since 2006). From June 2004 until December 2007, he was the President of Mercasa. He was Counselor deputy to President and Director of the Strategic Corporate area of Donuts Panrico Donuts Multinacional(1996-2004), General Director of the Ministry of Commerce and Tourism (1993-1996), General Secretary of Unión de Consumidores de España (UCE) (1990-1993), Delegate Counselor of Ciudadano magazine (1990-1993) and General Secretary of Juventudes Socialistas and executive member of PSOE (1984-1993). Also, he has acted in the following capacities: executive officer and member of the Board of Directors of Tefónica Argentina S.A. (2008-2009), counsel of Túnel del Cadí (2004-2006), President of Patronal Pan and Bollería Marca (COE) (2003-2004), Vice-president of Patronal Pan y Bolleria Marca (COE) (2001-2002), counsel of Mutua de Accidents of Zaragoza (MAZ) (1998-2004), counsel of Panrico Group (1998-2004), President of Observatorio de la Distribuicion Comercial del Ministerio de Comercio e Turismo (1994-1996), Vice-president of Mercasa  (1993-1996); Member of Social and Economic Council and Permanent Commission (1991-1993 and 1996-2000) and counsel of Tabacalera, S.A. (1993-1996). Mr. Javier holds degrees in Information and Publicity and Law.

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

Iñaki Urdangarin is 43 years old and serves as a member of our Board of Directors. He is President of the Commission for Public Affairs for the Board of Telefónica (Latin America). He has been assigned to Washington, D.C. as Telefonica Internacional USA Chairman, where his main role is to promote the institutional presence of Telefónica in North, Central and South America and to contribute toward facilitating the dialogue between the company and interest groups among regulators of the industry within the United States, Europe and Latin America. He has previously managed numerous projects connected to corporate social responsibility both in Europe and Latin America. Sustainable development and social integration have been areas of priority in which Mr. Urdangarín has developed his professional activity for Telefónica. Mr. Urdangarín is a graduate in Business Administration from ESADE, where he also gave classes in Business Policy, and also has a Master’s degree in Business Science from Barcelona University. He has researched, and published on, sponsorship, corporate social responsibility and regional economic development. He was an elite athlete, winning two Olympic medals in handball in 1996 and 2000 and amassing numerous sporting distinctions, as well as earning the affection of the sporting public from all over Europe.

José Fernando de Almansa Moreno-Barreda is 62 years old. He is a member of the  Board of Directors of  Telefónica and President of the Board's International Affairs Committee.  He is also a member of the Board of Directors of Telefónica de Peru S.A., Telecomunicações de São Paulo S.A., Telefónica de Argentina S.A.,  Telefónica Latinoamérica S.A., Telefónica Moviles México S.A. de CV, and BBVA Bancomer Mexico. Mr. Almansa joined the Spanish Diplomatic Corps in 1974 and served from 1976 to 1992 as Embassy Secretary of the  Spanish  Embassy in Brussels, Cultural Counselor of the Spanish  Representation to Mexico; Chief Director for Eastern European Affairs and Atlantic Affairs Director in the Spanish Foreign Affairs Ministry; Press and Political  Counselor to the Spanish Permanent Representation to the North Atlantic Council in Brussels; Minister-Counsellor  of the Spanish Embassy in the Soviet Union; General Director of the National Commission for the 5th Centennial of the Discovery of the Americas and Deputy General Director for Eastern Europe Affairs in the Spanish Foreign Affairs Ministry.  In January 1993, Mr. Almansa was appointed Chief of the Royal Household by His Majesty King Juan Carlos I. He held this post until December 2002 and is currently Personal Adviser to His Majesty King Juan  Carlos I. Mr. Almansa holds a law degree from the Universidad de Deusto, Bilbao, Spain. He is a sponsor, among other affiliations, of the Foundations Reina Sofia, Conde de Barcelona, Diputacion de San Andrés de los Flamencos - Carlos de Amberes Foundation, Padre Arrupe - Activa, Principe de Asturias and Euroamérica.

José Manuel Fernandez Norniella is 65 years old and he is a member of our Board of Directors. Mr. Norniella has held or currently holds the following positions: Gran Cruz Isabel La Católica, Grand Officer of the Order of Bernardo O'Giggins Republic of Chile, Official Great Verdienstkreus mit stern German Federal Republic and Order of Merit of the Polish Republic. He was Commercial Officer of G.G.SA (Electromecanique) from 1969 to 1974; Head of the Purchasing Department of ALFA-LAVAL SA. from 1974 to 1979; Factory Executive Officer of MSA (BLACKTONE Sw.g.) from 1979 to 1980; Vice President of DIRNA SA. from 1980 to 1981; Purchasing and Importation of BBC from 1981 to 1985; Procurement and Risk Executive Officer of ABB. from 1985 to 1989; General Managing Officer of ABB from 1989 to 1993; Vice President of ALDEASA from 1998 to 2000; Chief Officer of AZUCARERA EBRO from 2000 to 2001; Chief Officer of EBRO-PULEVA from 2001 to 2005; Honorary Chief Officer of EBRO-PULEVA since 2005; Vice President of CHILECTRA (Cl.)  from 2001 to 2006; Director of EDESUR (Arg.) from 1999 to 2000; Director of IANSA (Cl.) from 2001 to 2005; Director of ENAGAS from 2001 to 2005; Director of ENDESA from 1998 to 2006; Secondary Director of ABENGOA from 1999 to 2006; Director of TELVENT from 2007 to present; Director of IBERIA from 2003 to 2011; Director of Caja Madrid from 2007 to the present; Vice-president of Caja-Madrid from 2010 to the present; Director of Banco BFA from 2010 to the present; Director of IAG from 2010 to the present; Director of R.T.V.E  from 1990 to 1993; National Congressman representing Madrid in the V and VI legislature from 1993 to 1996; Vice-president of Industry Comission from 1993 to 1996; Member of the Congress Common Management Group from 1993 to 1996; State Secretary of Tourism and Small and Medium Businesses from 1996 to 1998; Chief Officer of Turespaña from 1996 to 1998; Chief Officer of ICEX from 1996 to 1998; Associate Director of BID, BERD and BM from 1996 to 1998; Chairman of the Board of Governors of the Chamber of Commerce of Spain from 1998 to 2005; Vice President of CEOE from 1999 to 2000; and Member of the Internation Chamber of Commerce (CCI) from 1999 to 2002; Vice President of W.S.R from 2002 to 2003; Vice President of Caja Madrid (2010 to date); Member of the Board of Directors of IAG (International Airlines Group) (2011 to date) and Member of the Board of Directors of BFA (Banco Financiero y de Ahorro) (2011 to date). Mr. Norniella holds a degree in Energetic Sciences Engeneering from U. P. M., and is licensed in Foreign Commerce, Logistics and Procurement, Projects and Risks Management and Trademarks and Patents.

Luciano Carvalho Ventura is 63 years old. He is a member of our Board of Directors and is the officer responsible for LCV Governança Corporativa. He serves as a member of the Board of Directors of  the Jose Alves Group and of the Lojas Salfer. Since 1980, he has been dedicated to corporate governance consulting and serving as an indepedent member of corporate boards. He is a founding member of the Instituto Brasileiro de Governança Corporativa - IBGC – Brasil (Brazilian Corporate Governance Institute) and he was a member of its Board of Directors . He was a member of the International Corporate Governance Network - England. He is professor of the course for formation of directors of Brazilian Corporate Governance Institute and a speaker at various masters courses and seminars. He holds an MBA from Escola de Administração de Empresas de São Paulo—Fundação Getúlio Vargas, a post-graduate degree in finance from Escola de Administração de Empresas de São Paulo da Fundação Getúlio Vargas, a degree in business management from Escola de Administração de Empresas da Universidade Federal de Pernambuco, and a degree in economics from Faculdade de Ciências Econômicas da Universidade Federal de Pernambuco.

Luis Bastida Ibarguen is 65 years old and is a member of our Board of Directors. Since 2002, he has acted as an independent consultant, author and lecturer on business economics and serves as director for different companies  and  foundations. During 2000 and 2001, he was Managing-Director of Banco Bilbao Viscaya Argentaria, where he was a member of the Steering Committee  and  head  of the Global Asset Management Division. From 1988 to 2000,  he  worked  for Banco Bilbao Viscaya. In the period 1994 to 2000, he was Chief Financial Officer (CFO), reporting directly to the Chairman. From 1976   to  1987,  he  worked  at Banco Bilbao, where he had different responsibilities, mainly in areas related with the finance function. From 1970 to 1976, he worked for General Electric in New York and Spain. At General  Eletric, he was a member of the Finance Management Program and the International Management Program  and worked in various capacities in the Finance  and  Strategic Planning Functions. He holds degrees in Business at the E.S.T.E. University in San Sebastián - Spain and holds an MBA from Columbia University in New York.

Luiz Fernando Furlan is 64 years old and is Co-Chairman of the Board of BRF Brasil Foods S.A, Chairman of the Amazonas Sustainable Foundation, and Director on the Boards of Amil Participações S.A., Telecomunicações de São Paulo S.A – Telesp in Brazil as well as Telefónica S.A. and Telefónica Internacional (Spain), AGCO Corporation (USA) and a member of the International Advisory Board of Panasonic (Japan) and McLarty Associates (USA). From 2003 until 2007, he was Minister of Development, Industry and Foreign Trade of Brazil. Previously, he was Chairman of the Board of Directors of Sadia S.A., and served on the boards of international corporations such as Panamco (Pan American Beverages, Inc. - USA).  He also joined the advisory councils of IBM - Latin America, Embraco S.A. (Brasmotor - Brazil), ABN Amro Bank (Brazil), Maersk Group (Denmark) and was President of ABEF (Brazilian Chicken Exporters Association), ABIOVE (Vegetal Oil Industries Association), ABRASCA (Brazilian Association of Public Owned Companies), Co-President of the MEBF (Mercosur-European Union Business Forum), Vice President of FIESP (São Paulo Entrepreneurs Association) and board member of Bovespa (São Paulo State Stock Exchange). He holds a degree in Chemical Engineering from FEI (Industrial Engineering Faculty) and in Business Administration from University of Santana - São Paulo, with extension and specialization courses in Brazil and abroad.

Luis Miguel Gilperez Lopez is 51 years old and serves as a member of our Board of Directors. He currently holds the position of Officer Brasil. Mr. Lopez started his professional career at an insurance company, where he worked for 6 years in different departments. From 1981 onward, he has worked at Telefónica Group.  From 1987 to 1993, he was responsible for the commercial activities of the mobile telephone service, but in 1993, following the creation of Telefónica Móviles, he has held different managing positions in practically all departments. From 2006 to September 2010, he was responsible for the mobile telephone department in Telefónica Latinoamérica. He is an Industrial Engineer and holds a Master in Business Planning and Administration.

Miguel Àngel Gutiérrez Méndez is 52 years old and is a Board member of Telefónica Internacional S.A., where he was previously responsible for Institutional and Public Policy for Grupo Telefónica in Latin America. He is also a Board member of ABERTIS (Barcelona, Spain). He is also a Board and Audit Committe member of Telesp. From March 2002 to October 2004, Mr. Gutiérrez was Chairman of the Board of Directors of Autopistas del Oeste S.A. (a subsidiary of ABERTIS). From February 2002 until July 2003, he was Chairman and CEO of Telefónica Group in Argentina. He was a founding partner of The Rohatyn Group, an asset management company that focused on emerging markets with $ 3 billion under management. He manages their Private Investment Business with teams in New York, Hong Kong, Lima, Sao Paulo, Johannesburg and Buenos Aires. For a period of 21 years, Mr. Gutiérrez occupied several posts at J.P. Morgan, reaching the position of Managing Director for Global Emerging Markets, covering Latin America, Eastern Europe, Africa and Asia, London and New York emerging market activities from 1995-2001. Mr. Gutiérrez was also President of ADESPA (Association of Companies and Public Utilities of Argentina); Vice-President of the Fundación Cámara Española de Comercio; a Board member of the Cámara Argentina de Comercio; and a Board member of the Institute for Business Development of Argentina - IDEA. He is currently a member of the advisory council of CIPPEC (Center of Implementation of Politics for Equity and Growth), a Board member of Fundación Cruzada Argentina, a Board member of the Center for Financial Stability “CEF”, and a Board member of Universidad Torcuato Di Tella.  He holds an MBA from IAE Universidad Austral (Argentina).

Narcís Serra Serra is 67 years old and serves as a member of our Board of Directors. From 1991 to 1995, he was Vice President of the Government of Spain, and from 1982 to 1991, served as Minister of Defense. From 1979 to 1982, he was the Mayor of Barcelona. Mr. Serra holds a doctorate in economics from the Universidad Autónoma de Barcelona and is President of CIDOB Foundation and Barcelona Institute for International Studies (IBEI).

Executive Committee

The executive committee consists of at least three and no more than fifteen members, who may or may not be our shareholders, all of them appointed by our Board of Directors for a period of three years and may remain in office until reappointed or replaced. Any of our executive officers may be removed at any time by a decision of the Board of Directors.

The following are the current members of the executive committee, their respective positions and the date of their appointment.

Name	Position	Date of Appointment
Antonio Carlos Valente da Silva	Chief Executive Officer	May 19, 2010
Gilmar Roberto Pereira Camurra	Chief Financial Officer and Investor Relations Officer	May 19, 2010
Mariano Sebastian de Beer	General Manager of Fixed Telephony	May 19, 2010
Gustavo Fleichman	General Counsel	May 19, 2010

Set forth below are brief biographies of our executive officers:

Gilmar Roberto Pereira Camurra is 55 years old and serves as Chief Financial Officer and Investor Relations Officer (CFO). He has 29 years of working experience in the financial system. He served for a year as member of the executive board of Grupo Paranapanema (tin exporter). Among his experiences in the banking system, he was vice-president of Citibank N.A., performing various activities for 18 years with a focus on the international and treasury areas; founding partner of Banco ABC Roma, performing activities relating to treasury, international and controlling areas; and executive officer of BCN-Barclays, performing activities relating to treasury, asset management and corporate finance in the last three years before the transfer to the Telefónica Group and served as foreign exchange director and deputy treasurer for HSBC Bank. He has been Chief Financial Officer of Telefónica Group in Brazil since November 1999. He also serves as member of the decision-making body of Fundação Sistel,

President of the decision-making body of Visão Prev Sociedade de Previdência Complementar, and Vice President of the Board of Directors of Telefónica Factoring. He holds a business administration and accounting science degree with a specialization course in finance from University of California, Berkeley.

Gustavo Fleichman is 51 years old and serves as General Secretary and secretary of the Board of Directors of Telecomunicações de São Paulo S.A. -Telesp since April 2006. From 2004 to 2006, he worked in Bulhões Pedreira Lawyers, a law firm located in Rio de Janeiro. He worked as a Legal Director of Tele Norte Leste S/A - Telemar, a telecommunications company located in Brazil, from 2002 to 2004. During this period, he was also a Board member of the Brazilian Bar association in the State of Rio de Janeiro (OAB/RJ). He was Vice President of Shell Brasil S/A from 1998 to 2002. During this period, he was also Vice President of the Brazilian National Union of Distributors of Fuels and Lubricants (SINDICOM). Since 2009, he has been a Board member of the Brazilian Bar association in the State of São Paulo (OAB/SP). He holds a law degree from and holds a post-graduate degree in management and tax.

Mariano Sebastian de Beer is 40 years old and serves as General Manager of Fixed Telephony of Telecomunicações de São Paulo S.A. – TELESP since February 2010.  He served from December 1999 to August 2001 as our Vice-President for Special Clients and Small Business (a position that has changed in June 2001 to Vice-President of Residential Sales). From August 2001 to November 2002, Mr. de Beer served as our Vice-President of Strategic Planning. In November 2002, he was elected as our Vice-President for Corporate Sales. In 2006, he was elected as Managing Director of Telefônica Negócios at TISA – Telefonica Internacional in Madrid and in October 2008 he was elected as our Executive Vice-President. Previously, he was a consultant at McKinsey in Brazil. He holds a degree in Universidade Argentina de La Empresa, Buenos Aires, Argentina. He also holds an MBA degree from Georgetown University.

For the biography of Antonio Carlos Valente da Silva, see “—Board of Directors.”

B. Compensation

For the year ended December 31, 2010, the aggregate amount of compensation paid to all our Directors and Executive Officers was approximately R$13.0 million, of which R$9.5 million corresponded to salaries and R$3.4 million corresponded to bonuses.  Telesp also paid R$2.5 million in connection with its distribution under the Performance Share Plan – PSP, a long-term incentive plan. See “Item 6.—Directors, Senior Management and Employees—E. Share Ownership" for a discussion of the PSP plan.

For the year ended December 31, 2010, our Directors and Officers did not receive any pension, retirement or similar benefits.

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

Our Board of Directors is responsible, among other things, for:

•	establishing our general business policies;

•	electing and removing the members of our executive committee, and establishing their responsibilities with due regard for legal and statutory provisions;

•	supervising our management and examining our corporate records;

•	calling General Shareholders Meetings;

•	approving the financial statements, management reports, proposals for allocation of the company’s results and the submission of such documents to the General Shareholders Meeting;

•	appointing and deposing external auditors;

•	determining the distribution of interim dividends;

•	determining the payment of interest on equity “ad referendum” of the General Shareholders Meeting;

•	authorizing the purchase of our shares to be cancelled or kept in treasury;

•	appointing and removing the person responsible for internal auditing;

•	approving the budget and annual business plan;

•	deliberating on the issuance of new shares by increasing the corporate capital within the limits authorized by the bylaws;

•	approving the issuance of commercial paper and depositary receipts;

•	authorizing the sale of fixed and concession-related assets;

•	approving agreements, investments and obligations in an amount greater than R$250 million that have not been approved in the budget;

•
approving employment and compensation plans, incentive policies and professional development, regulation and staffing of the Company, and the terms and conditions of collective bargaining agreements to be executed with unions representing various categories of the Company’s employees and adhesion or disassociation from pension plans, all with respect to employees of the Company; the Board of Directors can, at its own discretion, assign to the Company’s officers limits to deliberate on these matters;

•	authorizing the acquisition of interest in other companies on a definitive basis and the encumbrance and creation of lien on or sale of an equity interest;

•	authorizing the offering of ordinary non-convertible unsecured debentures;

•	approving the organizational structure of the Company; the Board of Directors can assign to the officers limits to the exercise of such powers, subject to legal and bylaws provisions;

•	approving and modifying the internal regulations of the Board of Directors;

•	deliberating as to the issuance of warrants;

•
deliberating, by delegation of the General Shareholders Meeting, about the following aspects related to company debentures:  (i) opportunity to issue, (ii) time and conditions of expiration, amortization or redemption, (iii) time and conditions of the payment of interest, of the participation in the profits and of the premium of repayment, if any, (iv) method of subscription or placement, and (v) the type of debentures;

•
approving the establishment of technical and advisory committees for advice on matters of interest to them, to elect members of such committees and approve the committees internal regulations, which shall contain specific rules concerning their organization, functions, powers, and compensation of members;

•	authorizing the sale of property, the creation of in rem guarantees and the provision of guarantees on behalf of third parties, and setting limits on the practice of such acts by the officers;

•
establishing, as an internal regulation, the limits for the officers to authorize the disposition or encumbrance of permanent assets, including those related to public telecommunications services which are disabled or inoperable;

•
approving the Company's participation in consortia in general, and the terms of such participation; the Board of Directors may delegate such powers to the officers and establish limits, as it seeks to develop activities in line with the Company's purpose;

•
setting the limits for the officers to authorize the practice of reasonable gratuitous acts for the benefit of employees or the community of which the Company is a part of, including the donation of unserviceable assets to the Company; and

•	approving the creation and closure of subsidiaries of the Company, in Brazil or abroad.

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

One member of the Fiscal Board and his or her alternate must be elected by holders of preferred shares in a separate voting process. The following are the current members of the Fiscal Board:

Members	Alternates	Date Appointed
Flavio Stamm	Gilberto Lerio	April 07, 2010
Patrícia Maria de Arruda Franco	Stael Prata Silva Filho	April 07, 2010
Carlos Raimar Schoeninger	João Orlando Lima Cordeiro	April 07, 2010

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

The Control and Audit Committee, among other responsibilities that may be required by the Board of Directors, is charged with informing and providing recommendations to the Board of Directors regarding the following:

•	the appointment, termination and renewal of the independent auditors, as well as the terms and conditions of the contract with the independent auditors;

•	the analysis of the company’s accounts, compliance with certain legal requirements and the adoption of generally accepted accounting principles;

•	the results of each internal and independent audit and management’s response to the auditor’s recommendations;

•	the quality and integrity of the company’s internal control systems;

•	the performance of the independent auditors, requesting opinions on the annual reports and that the main audit reports be clear and precise; and

•	any communications with the internal auditors about any significant deficiencies in our control systems and identified financial conditions.

The following are the current members of the Control and Audit Committee:

Members	Date Appointed
Luis Bastida Ibarguen	May 19, 2010
Luiz Fernando Furlan	October 20, 2010
Miguel Ángel Gutiérrez Méndez	May 19, 2010

Nominations, Compensation and Corporate Governance Committee

Our Nominations, Compensation and Corporate Governance Committee was established in November 1998, and was restructured in October 2004, and consists of three to five directors appointed by the Board of Directors to serve for the duration of their respective terms as members of the Board of Directors. The Nominations, Compensation and Corporate Governance Committee, among other responsibilities that may be required by the Board of Directors, is charged with informing and providing recommendations to the Board of Directors regarding the following:

•	the appointment of executive officers for our company and our subsidiaries;

•	the parameters on compensation for our executive officers and administrators;

•	the terms and conditions of executive officers employment agreements;

•	the review of the Board’s compensation plan and any amendments;

•	the incentive plans related to compensation;

•	the compensation policy for directors and executive officers of the company; and

•	the annual corporate governance report.

The following individuals are the current members of the Nominations, Compensation and Corporate Governance Committee:

Members	Date Appointed
José Fernando de Almansa Moreno-Barreda	May 19, 2010
Antonio Carlos Valente da Silva	May 19, 2010
Iñaki Urdangarin	May 19, 2010
José Manuel Fernandez Norniella	May 19, 2010

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

Members	Date Appointed
Antonio Viana Baptista	May 19, 2010
Fernando Xavier Ferreira	May 19, 2010
Luciano Carvalho Ventura	May 19, 2010

D. Employees

As of December 31, 2010, we had 6,768 employees. All of our employees are full-time, and are divided into the following categories: 58% in our network plant operation, maintenance, expansion and modernization; 30% in sales and marketing; and 12% in administration, finance and investor relations, human resources, inventory, technology, legal and strategic planning and management control.

We, in conjunction with other sponsors (the companies resulting from the breakup of Telebrás), sponsored private pension benefits and health care plans for retirees in order to supplement the salaries of retired employees. The plans PBS Telesp, Visão Telesp, Visão Telefônica Empresas, Visão Assist and Visão Tgestiona, previously managed by Fundação Sistel de Seguridade Social, or the Sistel, were transferred to another closed social security entity called Visão Prev Sociedade de Previdência Complementar on February 18, 2005. The Visão Prev Sociedade de Previdência Complementar manages the following pension plans: Visão Telesp, Visão Telefônica Empresas, Visão Assist, Visão TGestiona, Visão Atelecom, Visão Terra, Visão Telerj Celular, Visão Telebahia Celular, Visão Telergipe Celular, Visão Telest Celular, Visão Celular CRT, TCO Prev, TCP Prev, PBS-Tele Leste Celular, PBS-Tele Sudeste Celular, PBS-TCO, PBS-Telesp Celular, PBS Telesp and Vivo Prev. In May 12, 2009, the benefit plan-Visão Multi was created by the sponsors Telefonica Internacional Wholesale Brasil Ltda “TIWS” and Telefonica Pesquisa e Desenvolvimento do Brasil Ltda, or “TPD”; the benefit plan Atento was created in December 2010 and is sponsored by Atento Brasil S.A., and both are managed by Visãoprev. The plans, Planos de Assistência Médica aos Aposentados - PAMA, or the PAMA, and PBS-A - Plano de Benefícios Sistel Assistidos, or the PBS-A, are still managed by Fundação Sistel de Seguridade Social. Until December 1999, all sponsors of the plans managed by Sistel were jointly and severally liable for all existing benefit plans. After December 1999, a single employer-sponsored pension plan for active employees was created, the PBS Telesp Plan, or PBS plan. See Note 30 to our consolidated financial statements for a more detailed description of the PBS plan. Retired employees (PBS-A) and post-retirement health care benefits, or PAMA, remained as multi-employer benefit plans. The restructuring of the benefit plans took place in January 2000.

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

In August 2000, we established the Visão plan, offered to participants in our PBS plan, as well as to employees who did not qualify for participation. Unlike the PBS plan, which is a defined benefits plan, the Visão plan is financed for contributions by participating employees, as well as by us as sponsor, which are credited to the individual accounts of the participants. We are responsible for all management and maintenance expenses of the Visão plan, including the risks of death and permanent injury of the participants. The employees participating in the plan were granted the option to migrate to the Visão plan, which was also offered to those who did not participate in the PBS plan and to all newly hired employees. Our contributions to the Visão plan are equal to those of the individual participants, ranging from 2% to 9% of the participant’s salary, depending on the percentage chosen by the participant. The aggregate costs under the Visão plan equal approximately 7.1% of the total amount of salaries paid to participating employees. Currently 84.5% of our employees are covered under the Visão plan.

In 2010, we had 3,259 retirees and beneficiaries, of which 21 were covered by PAMA and 3,238 were covered by PAMA-PCE. At the end of 2010, PAMA remained as a multi-financed plan.

Approximately 14% of our employees are members of the main telecommunications industry labor union, Sindicato dos Trabalhadores em Empresas de Telecomunicações e Operadores de Mesas Telefônicas no Estado de São Paulo, the Labor Union of Employees of Telecommunications Companies and Telecommunications Desk Operators in the State of São Paulo, or SINTETEL, which is associated with the Federação Nacional dos Trabalhadores em Telecomunicações, the National Federation of Telecommunications Workers or FENATTEL. The collective labor agreement was renewed on September 1, 2010 and will expire on August 31, 2011. Our management considers relations with our work force to be satisfactory. We have never experienced a work stoppage that had a material effect on our operations.

E. Share Ownership

None of our directors or executive officers beneficially owns, on an individual basis, 1% or more of our common or preferred shares (including ADSs representing preferred shares) or of our total equity share capital.

At the General Shareholders Meeting of Telefónica S.A. (our indirect controlling shareholder), held on June 21, 2006, the application of a long-term incentive plan – “Performance Share Plan” (PSP) - for executives of Telefónica S.A. and of other entities within the Telefónica Group, which includes Telesp was approved. The plan grants a determined number of shares of Telefónica S.A. to selected participants who fulfill the necessary requirements.

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

The first distribution under the PSP took place in July 2009, with 56 executives (including 4 executives appointed pursuant to the bylaws) from Telesp given the right to 239,867 shares of Telefónica S.A.

The second distribution under the PSP took place in July 2010, with 57 executives (including 4 executives appointed pursuant to the bylaws) from Telesp potentially having the right to 175,534 shares of Telefónica S.A.

The third distribution under the PSP will take place in July 2011, with 58 executives (including 4 executives appointed pursuant to the bylaws) from Telesp potentially having the right to receive 186,186 shares of Telefónica S.A., for which, on December 31, 2010, we have made a provision of R$6.0 million.

The fourth distribution under the PSP will take place in July 2012, with 63 executives (including 4 executives appointed pursuant to the bylaws) from Telesp potentially having the right to receive 245,240 shares of Telefónica S.A., for which, on December 31, 2010, we have made a provision of R$3.6 million.

The fifth provision related to PSP will take place in July 2013, with 65 executives (including 4 executives appointed pursuant to the bylaws) from Telesp potentially having the right to receive 260,611 shares of  Telefónica S.A., for which, on December 31, 2010, we have made a provision of R$1.5 million.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

In accordance with our bylaws, we have two classes of capital stock authorized and outstanding: common shares (ações ordinárias) and preferred shares (ações preferenciais). Our common shares have full voting rights. Our preferred shares have voting rights only under limited circumstances. At December 31, 2010, Telefónica Internacional owned 34.87% of our common shares and SP Telecomunicações, a wholly-owned subsidiary of Telefónica International, owned 50.71% of our common shares. Since Telefónica Internacional owns 100% of the equity share capital of SP Telecomunicações, it has effective control over 85.57% of our outstanding common shares. Accordingly, Telefónica Internacional has the ability to control the election of our Board of Directors and to determine the direction of our strategic and corporate policies. Neither Telefónica Internacional, nor SP Telecomunicações, has any special voting rights beyond those ordinarily accompanying the ownership of our common or preferred shares.

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

Telefónica Internacional is a wholly-owned subsidiary of Telefónica S.A., or Telefónica. Telefónica’s shares are traded on various stock exchanges, including exchanges in Madrid, Barcelona, Bilbao, Valencia, London, Tokyo, New York, Lima, Buenos Aires and São Paulo. Telefónica’s business operations are concentrated in a number of sectors, including fixed and mobile telecommunications services, data communications, pay TV, integrated business solutions, e-commerce, market information and services, media content creation, production, distribution and marketing and call center services.

B. Related Party Transactions

Note 28 to our consolidated financial statements presents, in tabular format, more detailed financial information with respect to transactions and balances with related parties. We provide below a summary description of transactions with related parties.

We entered into a consulting service agreement, known as the Consulting Agreement, with Telefónica Internacional, on May 17, 1999, pursuant to which Telefónica Internacional provides advice regarding our management, operations and business. The expiration of this contract was originally August 3, 2003, but it was automatically extended for a five-year term and renewed for an additional five years in December 2008. Since January 2006, the percentage of net revenue applicable to this contract was 0.1%, pursuant to our concession contracts with ANATEL entered into in December 2005. In December 2010, this agreement was terminated and the outstanding amount of R$23.9 million was paid to Telefónica Internacional.

In addition, in July 2010, we registered with the Brazilian Intellectual Property Agency (INPI), and entered into an agreement with Telefónica S.A. for the exploitation of the trademark “Telefónica” by us upon the payment of the equivalent of 1.0% of our net operating revenue, excluding intercompany transactions. The aggregate amount disbursed in 2010 under this agreement was R$89 million.

In 1999, we entered into a service agreement with Atento Brasil S.A. (an indirect majority-owned subsidiary of Telefónica S.A.), or Atento, that is automatically extended every three years, for the provision of certain customer services, principally services related to our call center. Transactions under this service agreement with Atento Brasil involved approximately R$705 million in 2010 (compared to R$656 million in 2009).

In April 2001, we entered into a service agreement for the provision of administrative, accounting and other services with Telefónica Serviços Empresariais do Brasil Ltda., or TGestiona, an indirect wholly-owned subsidiary of Telefónica. Transactions with TGestiona under this service agreement involved approximately R$89 million in 2010 (compared to R$80 million in 2009).

We also entered into certain agreements for the provision of telecommunications services to several of our affiliates, each under the indirect or joint control of Telefónica, including Vivo, TIWS Brasil Ltda. and others listed in Note 28 to our consolidated financial statements. Transactions pursuant to these various service agreements, in the aggregate, involved approximately R$2.0 billion in 2010 (compared to R$2.0 billion in 2009).

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

Our policy with respect to provisioning for contingencies classifies the various legal proceedings to which we are party as “probable,” “possible” and “remote.” In general, 100% of the total claim value for legal proceedings classified as “probable” are provisioned. Our senior management classifies each legal proceeding into one of these three categories (probable, possible and remote) based upon the advice of internal and external counsel and specialized technical advisors in charge of each matter. Due to the level of provisioning and based on its analysis of the individual cases, our management believes that no additional liabilities related to any legal proceedings will have a material effect on our financial condition or results of operations.

Provision for Tax Matters

On December 31, 2010, we have filed lawsuits to obtain recognition of the unconstitutionality of the collection of taxes as detailed below:

•
CIDE.  Intervention on the Economic Domain Contribution (Contribuição de Intervenção sobre o Domínio Econômico), the CIDE tax, is collected by the Federal Government on remittances made abroad rising from contracts related to technology transfers, licensing of trademarks and software agreements, among others.  On December 31, 2010, we made a reserve in the amount of R$25.9 million.

•
FGTS.  Contributions to the Unemployment Guarantee Fund (Fundo de Garantia por Tempo de Serviço – FGTS) are collected by the Brazilian federal social security program on the deposits made by employers for their employees. The amount involved is R$61.2 million. The lawsuit is at the highest level of appeal.  According to the legal opinion of our legal counsel, we made a provision and deposit in the full amount.  This lawsuit does not result in reducing the share of the deposits in the FGTS made by us on behalf of employees.

Other Provisions

There are other contingencies to which we registered provision in the total amount of R$6.4 million related to FINSOCIAL and PIS/PASEP compensation that were declared unconstitutional as well as certain proceedings related to municipal taxes such as ISS, IPTU and others. In the opinion of our management, the chance of loss in these cases is “probable.”

Tax Proceedings

The following tax proceedings were pending as of December 31, 2010, and, in the opinion of our management and our legal advisors, the chance of loss in these cases is “possible”.

•
Federal Jurisdiction.  As of December 31, 2010, the Company and its subsidiaries are involved in various lawsuits on the federal level, both administrative and judicial proceedings, which are awaiting trial in various court levels, in the total amount of R$1.3 billion.  Such lawsuits concern: (a) claims of dissatisfaction due to non-approval of applications for compensation made by us; (b) debts declared and allegedly unpaid; (c) fines for the distribution of dividends with an alleged existence of Federal debt outstanding; (d) social security contributions on the payment of compensation arising from the salary losses resulting from "Plano Verão" and "Plano Bresser", SAT (Workers Accident Insurance), Social Security and amounts owed to third parties (INCRA and SEBRAE); (e) income tax and contributions on awards; (f) withheld income tax on the remittance of money abroad for technical services and administrative assistance as well as royalties; (g) various offsets; (h) an operation and inspection fee; and (i) an increase in the tax calculation basis for the PIS/COFINS tax (Law No. 9718/98). We describe below proceedings in which the opposing party is the ANATEL.

Contribution for the Fund for Universal Access to Telecommunications Services—”FUST”:  A Writ of Mandamus was filed by fixed telecommunication operators to enforce a right to exclude the costs of interconnection (ITX) and commercial exploration of dedicated lines (EILD) expenses in the calculation base of the FUST tax, as provided by the Precedent No. 7, dated as of December 15, 2005, grounded on the article 6 of Law No. 9,998, dated as of August 17, 2000. A partially favorable lower court decision was obtained and currently we are awaiting the decision of the appellate court.  The total amount involved is R$594.4 million.  Part of this amount (R$75.8 million) relates to differences between ITX and EILD due to the adoption of a non-cumulative calculation method in the retroactive period from 2001 to 2005 and the remaining part (R$241.1 million) relates to the differences between ITX and EILD found for the period from 2006 to the present that was registered in the item “taxes” and is being deposited monthly in court. Also, the remaining amounts involved are related to ANATEL’s notification to us of debt in the amount of R$277.5 million for the amounts under discussion in the Writ of Mandamus, for which we believe the chance of loss is possible.

Contribution for the Fund of Telecommunications Technological Development—”FUNTTEL”:  Contrary to the regulation currently in effect, the ANATEL notified us and our subsidiaries of owing to ANATEL the contribution to FUNTEL on other revenue (which are not from telecommunications) as well as costs transferred to other operators (interconnection and EILD expenses) for the period between 2001 and 2005.

The lawsuits are waiting for a decision by the lower administrative court. The total amount involved is R$109.9 million.

Contribution to the Fund for Telecommunications Regulation—“FISTEL”:  As a result of the extension of the terms of our licenses for the use of telephone exchanges associated with the operation of the “switched fixed telephone service,” the ANATEL charged us a rate for installation inspection (TFI) concerning the extension of such licenses.  This charge results from the ANATEL’s position that article 9, section III of Resolution No. 255 is applicable in this case, so that the extension would be a taxable event of TFI. Considering that the recovery of TFI on renewal of licenses is unwarranted under current regulations, we are discussing such charge in court. A favorable decision was obtained in the lower court and currently is awaiting decision of the appellate court. The total amount involved is R$31.3 million.

•
State Jurisdiction. As of December 31, 2010, we were a defendant in various administrative proceedings (arising from tax delinquency notices related to the matters described below) and judicial proceedings under state jurisdiction, related to the ICMS tax, in the total amount of R$1.9 billion, for which we are awaiting decision in various court levels. Such lawsuits concern: (a) provision of additional facilities and services (pursuant to Convention 69/98); (b) lease of Speedy’s Modem; (c) International Calls (International Direct Dial); (d) debts declared and allegedly not paid; (e) undue credit for the acquisition of goods for fixed assets; (f) lack of proportional devolution of credit for acquisition of fixed assets; (g) amounts misappropriated by way of extemporaneous ICMS credits; (h) rendering of service outside of São Paulo and ICMS payed to the State of São Paulo; and (i) co-billing.

•
Municipal Jurisdiction.  As of December 31, 2010, we were a defendant in various administrative proceedings (arising from tax delinquency notices) and judicial proceedings, for which we are awaiting decisions in different court levels, in the total amount of R$280.4 million. Such lawsuits concern: (a) the ISS tax; (b) a property tax; (c) a fee for land use; (d) services provided by third parties; and (e) miscellaneous municipal fees.

Based on the opinion of our tax advisors, our management believes that the resolution of the above-mentioned matters will not have any material impact on our financial condition.

Labor Litigation

We are also a defendant in several legal proceedings filed by former employees and outsourced employees (alleging joint or several liability), who claim, among other things, deficient overtime payment, unequal compensation, retirement wage supplements, health and security hazard compensation; free extension of health plan benefits to retirees of Telesp; and, some proceedings regarding our outsourcing practices.

In addition, we are also defendant in a public civil action filed by the Federal Ministry of Labor which concerns our retaining of third party companies to perform our core business.  Although the likelihood of loss in this action is “possible,” no value amount has been attributed to this action because currently we are not able to calculate the total amount to be paid by us in the event we lose and, as a result, we have not recorded any amounts.

Civil Claims

There are several civil claims against us. We have recorded R$446.1 million in provisions for these proceedings where the risks are deemed probable, including the civil proceedings described below and the regulatory and antitrust proceedings that follow:

•
“0900 Service” Claims.  On June 9, 2000, WCR do Brasil Serviços Ltda. proposed enforcement proceedings against the Company, claiming the collection of the alleged difference in amounts calculated by Telesp regarding the use of the “0900 Service” and the amounts transferred to that company.  In 2010, we appealed to the supreme court and the decision was unfavorable to us.  In November 2010, a litigation settlement was reached and approved by the judge. Proceeding archiving is awaited.

•
Expansion Plan - PEX.  We are defendants in proceedings related to the possible right of individuals that purchased our shares in connection with our network expansion plan after 1996, to receive additional shares from us. These claims are in different levels of the court system. The chance of loss in such proceedings is classified on a case-by-case basis according to the facts presented in each proceeding. For the proceedings in which the chance of loss was classified as “probable,” we recorded a provision of R$21.9 million.

•
Service Complaints.  We and our subsidiaries are defendants in certain civil actions, in different court levels, regarding claims related to our services and our ordinary course of business initiated by individual costumers, civil associations on behalf of costumers or by the PROCON foundation, as well as by the Federal and State Public Prosecutor’s Offices.  We recorded a provision of R$153.3 million for these claims. We are also defendants to such civil actions in which the risk of loss is classified as “possible” in the amount of R$309.8 million.

•
Consumer Relations Claims.  We are defendant in several civil actions initiated by individual customers in which the claims are the same or very similar from each other and when considered individually are not material, to which we recorded a provision of R$100.5 million, calculated based on the statiscal analysis of our historical losses in such proceedings.

There are several civil claims against us, for which we have not recorded provisions, though which we deem to be notable, including:

•
Pension Benefit Plan Spin-Off.  Sistel Participants Association in São Paulo (ASTEL) filed a public civil action against the Company, Sistel Foundation and others, claiming the annulment of  the spin-off of the PBS pension benefit plan that occurred in 2000 which caused the creation of the specific Telesp-PBS pension benefit plan, and corresponding allocation of resources resulted from the technical superavit and fiscal contingencies existing at that time.  The chance of loss is possible based on the opinion of our legal advisors.  The amount value of this public civil action cannot yet be determined once it depends on an expert appraisal report since it includes the spun-off portion of Sistel related to the telecommunication operators from the former “Telebrás System”.

•
Community Telephone Plan -PCT.  We are subject to civil public action proposals claiming the possible right for indemnity of associates and entities hired for the construction of community networks connected to the network of fixed telephony operators and did not receive shares for their financial investment in the municipality of Mogi das Cruzes, involving a total amount of approximately R$160.8 million.  The chance of loss is possible based on the opinion of our legal advisors.  The appellate court decided in our favor and changed the lower court decision. The plaintiff filed an appeal to the supreme court which is awaiting to be resolved.

•
Services Quality Class Action.  The Public Prosecutor Office of the State of São Paulo commenced a class action claiming moral and property damages suffered by all consumers of telecommunication services from 2004 to 2009 due to the bad quality of services and failures of the communications system.  The Public Prosecutor Office suggested an total award against the Company of R$1 billion.  A judgment was rendered on April 20, 2010 imposing the payment of damages caused to all consumers who proved to be eligible for the award.  Alternatively, if clients do not prove themselves eligible in a number compatible with the severity of the damage after a period of one year, the judgment establishes that R$60 million should be deposited in a special fund for protection of diffuse customer interests (Fundo Especial de Defesa de Reparação de Interesses Difusos Lesados).  It is not possible to estimate how many consumers may present themselves in this procedure nor the values to be claimed by them.  The parties filled an appeal.  The effects of the sentence were suspended.  Despite of the degree of risk considered as “possible”, no value amount was atributed to this action because currently we are not able to calculate the total amount to be payed by us in the event we lose and, as a result, we have not recorded any provisions.

•
Inclusion of PIS and COFINS in Service Rates.  The federal district attorney’s office believes that the amounts collected by us as COFINS and PIS are being improperly included in the fixed telecommunications service rates, and therefore has filed a public civil action in order to exclude those amounts from those charged to our customers and to demand that the amounts improperly charged be returned in double.  There are other seven public civil actions and several individual actions based on the same claim. The supreme court has decided in our favor stating that the amount charged to our customers is legal. This decision was a leading case covered by the law of repetitive appeals against telephone service concessionaires and, as a result, the risk of loss of such proceedings was changed from possible to remote.  We have not made any provisions for these lawsuits.

Regulatory and Antitrust Litigation

ANATEL

Administrative Proceedings for Noncompliance with Regulatory Obligations Brought by ANATEL – PADOs.  As of December 31, 2010, the Company was involved in several administrative proceedings brought on grounds of alleged breach of obligation established by federal regulation, involving risk of loss that is classified as probable.  The amount involved and the provision recorded for the proceedings involving a risk of loss classified as probable was, in December 31, 2010, R$170.4 million. We are also defendants to such administrative proceedings in which the risk of loss classified as possible in the amount of R$337.4 million.

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

Under the Brazilian Corporate Law, a company is allowed to withhold payment of the mandatory dividend in respect of common shares and preferred shares if:

•	management and the fiscal board report to the shareholders meeting that the distribution would be incompatible with the financial circumstances of the company; and

•	the shareholders ratify this decision at the shareholder’s meeting. In this case:

•	management must forward to the CVM within five days of the shareholders meeting an explanation justifying the decision at the shareholders meeting; and

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

The amounts available for distribution are determined on the basis of financial statements prepared in accordance with the accounting practices adopted in Brazil.

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

Any payment of interest in respect to preferred shares to shareholders (including the holders of ADSs) is subject to Brazilian withholding tax at a rate of 15%, or 25% in the case of a shareholder domiciled in a tax haven, and these payments may be included, at their net value, as part of any mandatory dividend. If payment of interest on shareholders equity is made for a beneficiary located outside of Brazil, the Tax on Exchange Transactions (“IOF”) triggers at a rate of zero. See “Item 10. Additional Information—E. Taxation—Brazilian Tax Considerations—Distributions of Interest on Capital.”

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

The following table sets forth the dividends or interest on shareholders’ equity paid to holders of our common and preferred shares since 2006 in reais.

Year	Description (Dividends or Interest on Shareholders’ Equity)(1)	Common Shares	Preferred Shares
(per share/in R$)
2010	Div/Int	3.616248	3.977873
2009	Div/Int	2.556431	2.812074
2008	Div/Int	4.539838	4.993823
2007	Div/Int	5.247437	5.772180
2006	Div/Int	5.581383	6.139521

(1)	Interest on shareholders’ equity is net of withholding taxes.

Dividends and Interest on Shareholders’ Equity

On December 9, 2009, the Board of Directors approved, subject to the shareholders approval, a payment of interest on shareholders’ equity for our common and preferred shares in the amount of R$174.3 million.  The actual payment occurred on April 26, 2010.

On April 7, 2010, at the General Shareholders Meeting, the shareholders approved the distribution of dividends to the common and preferred shares in the total amount of R$1,252 million declared on the basis of the closing balance sheet on December 31, 2009. The Company’s management proposed the payment of the approved dividends would be made in two installments as follows:

•	An initial installment of R$800 million, with the payment to be made until June 30, 2010. The actual payment occurred on April 26, 2010.

•	The remaining portion of R$451.6 million, with payment until December 21, 2010. The actual payment occurred on December 13, 2010.

On September 29, 2010, the Board of Directors approved the distribution of interim dividends of R$196.4 million based on earnings accumulated in our existing balance sheet as of June 30, 2010. The actual payment occurred on December 13, 2010.

On September 29, 2010, the Board of Directors approved, subject to shareholder approval, a payment of interest on shareholders equity for the common and preferred shares totaling R$ 331.5 million. The actual payment occurred on December 13, 2010.

On December 14, 2010, the Board of Directors approved, subject to shareholder approval, a payment of interest on shareholders equity for the common and preferred shares totaling R$ 171.7 million. The Board of Directors has proposed at the annual shareholders meeting that the payment of such interest on shareholders equity should be initiated before December 21, 2011 on a date still to be determined by the management of the Company and properly announced to the market and shareholders.

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

Our preferred shares began trading on BM&FBOVESPA, on September 21, 1998 and are traded on BM&FBOVESPA under the symbol “TLPP4”.  Our common shares trade under the symbol “TLPP3”.  At December 31, 2010, we had approximately 506.2 million common and preferred shares held by approximately 1.9 million common and preferred shareholders.  The following table sets forth the reported high and low closing sale prices for the common and preferred shares on BM&FBOVESPA, for the periods indicated.

	Prices of common shares of the company
	High	Low
	(in reais)
January 1, 2005 through March 31, 2005	48.90	39.17
April 1, 2005 through June 30, 2005 (1)	40.50	35.70
July 1, 2005 through September 30, 2005	37.48	32.10
October 1, 2005 through December 31, 2005	37.49	31.90
January 1, 2006 through January 31, 2006	43.80	36.17
April 1, 2006 through June 30, 2006	43.39	36.40
July 1, 2006 through September 30, 2006	42.69	37.10
October 1, 2006 through December 31, 2006	47.49	40.50
January 1, 2007 through March 31, 2007	50.30	43.00
April 1, 2007 through June 30, 2007	58.99	44.30
July 1, 2007 through September 30, 2007	66.98	51.80
October 1, 2007 through December 31, 2007	59.80	44.00
January 1, 2008 through March 31, 2008	47.00	39.00
April 1, 2008 through June 30, 2008	41.95	37.80
July 1, 2008 through September 30, 2008	40.00	35.00
October 1, 2008 through December 31, 2008	40.44	33.84
January 1, 2009 through March 31, 2009	38.64	34.48

	Prices of common shares of the company
	High	Low
	(in reais)
April 1, 2009 through June 30, 2009	42.00	37.50
July 1, 2009 through September 30, 2009	41.00	36.00
October 1, 2009 through December 31, 2009	40.64	36.00
January 1, 2010 through March 31, 2010	37.78	32.57
April 1, 2010 through June 30, 2010	33.59	29.00
July 1, 2010 through September 30, 2010	39.00	33.20
October 1, 2010 through October 31, 2010	39.50	36.41
November 1, 2010 through November 30, 2010	39.10	36.89
December 1, 2010 through December 31, 2010	39.30	36.22
January 1, 2011 through January 31, 2011	39.50	37.80
February 1, 2011 through February 24, 2011	40.98	38.41

(1)	Before June 27, 2005, our ADRs were traded in the proportion of 1000 per 1. Since that date, ADRs have been traded in the proportion of one to one.

	Prices of preferred shares of the company
	High	Low
	(in reais)
January 1, 2005 through March 31, 2005	58.38	43.81
April 1, 2005 through June 30, 2005 (2)	52.95	45.20
July 1, 2005 through September 30, 2005	49.00	41.91
October 1, 2005 through December 31, 2005	48.20	41.50
January 1, 2006 through March 31, 2006	54.00	46.16
April 1, 2006 through June 30, 2006	53.41	42.41
July 1, 2006 through September 30, 2006	51.90	43.50
October 1, 2006 through December 31, 2006	55.00	48.11
January 1, 2007 through March 31, 2007	56.30	49.40
April 1, 2007 through June 30, 2007	62.80	50.75
July 1, 2007 through September 30, 2007	69.50	53.50
October 1, 2007 through December 31, 2007	63.19	45.20
January 1, 2008 through March 31, 2008	50.99	41.97
April 1, 2008 through June 30, 2008	48.84	42.37
July 1, 2008 through September 30, 2008	48.37	38.69
October 1, 2008 through December 31, 2008	53.30	43.99
January 1, 2009 through March 31, 2009	48.19	40.55
April 1, 2009 through June 30, 2009	49.25	43.10
July 1, 2009 through September 30, 2009	45.68	41.30
October 1, 2009 through December 31, 2009	45.83	42.12
January 1, 2010 through March 31, 2010	43.29	37.84
April 1, 2010 through June 30, 2010	39.37	33.08
July 1, 2010 through September 30, 2010	41.80	36.12
October 1, 2010 through October 31, 2010	41.98	40.00
November 1, 2010 through November 30, 2010	41.77	39.59
December 1, 2010 through December 31, 2010	42.03	38.60
January 1, 2011 through January 31, 2011	42.60	40.46
February 1, 2011 through February 24, 2011	40.75	38.80

(2)	Before June 27, 2005, our ADRs were traded in the proportion of 1000 per 1. Since that date, ADRs have been traded in the proportion of one to one.

In the United States, the preferred shares trade in the form of ADRs, each representing one preferred share, issued by The Bank of New York, as depositary, pursuant to a Deposit Agreement, among us, the depositary and the registered holders and beneficial owners from time to time of ADRs. The ADRs commenced trading on the NYSE on November 16, 1998 under the symbol “TSP”. The following table sets forth the reported high and low closing sales prices for ADRs on the NYSE for the periods indicated.

	U.S. dollars per ADR
	High	Low
January 1, 2005 through March 31, 2005	21.97	16.16
April 1, 2005 through June 30, 2005 (3)	20.43	18.38
July 1, 2005 through September 30, 2005	20.80	17.54
October 1, 2005 through December 31, 2005	21.74	18.34
January 1, 2006 through March 31, 2006	25.50	20.58
April 1, 2006 through June 30, 2006	25.14	18.84
July 1, 2006 through September 30, 2006	24.22	19.95
October 1, 2006 through December 31, 2006	25.50	22.27
January 1, 2007 through March 31, 2007	27.14	23.62

	U.S. dollars per ADR
	High	Low
April 1, 2007 through June 30, 2007	32.99	25.30
July 1, 2007 through September 30, 2007	37.15	26.71
October 1, 2007 through December 31, 2007	35.16	25.45
January 1, 2008 through March 31, 2008	29.83	24.08
April 1, 2008 through June 30, 2008	29.52	25.17
July 1, 2008 through September 30, 2008	30.42	20.65
October 1, 2008 through December 31, 2008	26.09	18.62
January 1, 2009 through March 31, 2009	21.30	17.12
April 1, 2009 through June 30, 2009	24.55	20.95
July 1, 2009 through September 30, 2009	25.56	21.17
October 1, 2009 through December 31, 2009	27.38	23.74
January 1, 2010 through March 31, 2010	25.42	21.02
April 1, 2010 through June 30, 2010	22.18	18.01
July 1, 2010 through September 30, 2010	24.58	20.84
October 1, 2010 through October 31, 2010	25.35	24.00
November 1, 2010 through November 30, 2010	25.20	23.30
December 1, 2010 through December 31, 2010	24.53	22.70
January 1, 2011 through January 31, 2011	25.34	24.27
February 1, 2011 through February 24 2011	24.25	23.20

(3)	Before June 27, 2005, our ADRs were traded in the proportion of 1000 per 1. Since that date, ADRs have been traded in the proportion of one-to-one.

B. Plan of Distribution

Not applicable.

C. Markets

Trading on the BM&FBOVESPA

The Brazilian Securities, Commodities and Futures Exchange (BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros), or BM&FBOVESPA, is a Brazilian publicly traded company formed in 2008 through the integration between the São Paulo Stock Exchange (Bolsa de Valores de São Paulo) and the Brazilian Mercantile and Futures Exchange (Bolsa de Mercadorias & Futuros).  BM&FBOVESPA is one of the largest exchanges in the world in market capitalization, the second in the Americas and the leader in Latin America.

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

At December 31, 2010, the aggregate market capitalization of the 381 companies listed on BM&FBOVESPA was approximately US$1,542 billion. Although all the outstanding shares of an exchange-listed company may trade on a Brazilian stock exchange, in most cases, less than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling entities or persons that rarely trade their shares. For this reason, data showing the total market capitalization of Brazilian stock exchanges tends to overstate the liquidity of the Brazilian equity securities market.

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

Our capital stock is comprised of preferred shares and common shares, all without par value. At December 31, 2010, there were 337,232,189 outstanding preferred shares and 168,609,291 outstanding common shares. Our share capital may be increased by resolution of the Board of Directors, up to the limit authorized by our bylaws. Any increase above the authorized capital must be approved by a general shareholders meeting.

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

If the holder does not qualify under Resolution 2,689 by registering with the CVM and the Central Bank and appoints a representative in Brazil to act directly in the Brazilian market to acquire preferred shares, the holder will be subject to a less favorable Brazilian tax treatment than a holder of ADSs. Regardless of registration under Resolution No. 2,689, residents of tax havens are subject to less favorable tax treatment than other foreign investors. See “—E. Taxation—Brazilian Tax Considerations.”

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

Taxation of Dividends

Dividends paid by us in cash or in kind from profits generated on or after January 1, 1996 (i) to the depositary in respect of preferred shares underlying ADSs or (ii) to a U.S. holder or other non-Brazilian holder in respect of preferred shares will generally not be subject to Brazilian withholding tax. We do not have any undistributed profits generated before January 1, 1996. If payment of dividends is made for a beneficiary located outside of Brazil, the Tax on Exchange Transactions applies at a rate of zero.

Distributions of Interest on Capital

Brazilian corporations may make payments to shareholders characterized as interest on capital as an alternative form of making dividend distributions. Amounts paid as interest on capital (net of applicable withholding tax) may be treated as payments with respect to the dividends we are obligated to distribute to our shareholders in accordance with our bylaws (estatuto social) and Brazilian Corporate Law. The rate of interest may not be higher than the federal government’s long term interest rate, or the TJLP, as determined by the Central Bank from time to time (6% per annum for 2010). The total amount distributed as interest on capital may not exceed the greater of (i) 50% of net income (before taking the distribution and any deductions for income taxes into account) for the year with respect to which the payment is made and (ii) 50% of retained earnings for the year prior to the year with respect to which the payment is made. Payments of interest on capital are decided by the shareholders on the basis of recommendations of the company’s Board of Directors. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividends and Dividend Distribution Policy—Additional Payments on Shareholder Equity.”

Distributions of interest on capital paid to Brazilian and non-Brazilian holders of preferred shares, including payments to the depositary in respect of preferred shares underlying ADSs, are deductible by us for Brazilian corporate income tax purposes. These payments to U.S. holders or non-Brazilian holders are subject to Brazilian withholding tax at the rate of 15%. If the recipient of the payment is domiciled in a tax haven jurisdiction, the rate will be 25%.

If payment of interest on shareholders equity is made for a beneficiary located outside of Brazil, the IOF applies at a rate of zero.

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

Our understanding is that ADSs do not qualify as property located in Brazil and, therefore, are not subject to Brazilian taxes upon disposition to other non-Brazilian holders. Insofar as this understanding has not been tested through the administrative or judicial courts, however, we are unable to evaluate what the final ruling on the matter will be. If Brazilian tax authorities consider that the ADSs are assets located in Brazil, gains may be subject to income tax in Brazil.

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

•
Gains realized on preferred shares through transactions with Brazilian residents or through transactions in Brazil off the Brazilian stock exchanges are generally subject to tax at a rate of 15%, or 25% in the case of a non-Brazilian holder residing in a tax haven jurisdiction.

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

Resolution No. 2,689 extends favorable tax treatment to a U.S. holder or other non-Brazilian holder of preferred shares who has (i) appointed a representative in Brazil with power to take action relating to the investment in preferred shares, (ii) registered as a foreign investor with the CVM and (iii) registered its investment in preferred shares with the Central Bank. Under Resolution No. 2,689 securities held by foreign investors must be maintained under the custody of, or in deposit accounts with, financial institutions duly authorized by the Central Bank and the CVM. In addition, the trading of securities is restricted under Resolution No. 2,689 to transactions on Brazilian stock exchanges or qualified over-the-counter markets. The preferential treatment generally afforded under Resolution 2,689 to investors in ADSs is not available to residents of tax havens. All preferred shares underlying ADSs qualify under Resolution No. 2,689.

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

Gains realized by a U.S. holder or other non-Brazilian holder upon the redemption of preferred shares will be treated as gains from the disposition of such preferred shares to a Brazilian resident occurring off a stock exchange and will accordingly be subject to tax at a rate of 15%, unless the non-Brazilian holder is domiciled in a tax haven jurisdiction, in which case the applicable rate would be 25%.

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

Beneficiaries Residing or Domiciled in Tax Havens or Low-Tax Jurisdictions

With the exception of limited circumstances, any income derived from operations by a beneficiary that resides or is domiciled in a country considered to be a tax haven is subject to income tax to be withheld by the source at a rate of 25% instead of 15%. The increased rate also applies for capital gains paid to residents of low-tax jurisdictions.

In accordance with Law No. 9,959, non-Brazilian holders of ADSs or preferred shares who are residents of tax havens have been excluded from the tax incentives granted to holders of ADSs and investors under Resolution No. 2,689 since January 1, 2000 and are subject to the same tax treatment applicable to holders that are residents of or domiciled in Brazil.

Tax on Financial Transactions (IOF Tax)

IOF is a tax on foreign exchange transactions, or “IOF/Exchange Tax,” on the conversion of reais into foreign currency and on the conversion of foreign currency into reais.  Any inflow of funds related to investments carried out on the Brazilian financial and capital markets by a non-Brazilian holder that has registered its investment in Brazil with the Central Bank is subject to the IOF/Exchange Tax at a rate of 2.0%.  Foreign exchange transactions related to outflows of funds in connection with investments carried out on the Brazilian financial and capital markets are subject to the IOF/Exchange Tax at a rate of zero, which also applies to payments of dividends and interest on shareholders’ equity.  With the exception of these transactions, the rate applicable to most foreign exchange transactions is 0.38%.  Other rates may apply to particular transactions and the Brazilian government may increase the rate at any time by up to 25.0% on the future foreign exchange transaction amount.

“IOF/Bonds Tax” is due on transactions involving bonds and securities, including those carried out on a Brazilian stock exchange.  The rate of the IOF/Bonds Tax applicable to the transfer of shares with the sole purpose of enabling the issuance of ADSs is currently 1.5%.  The Brazilian government may increase the rate of the IOF/Bonds Tax at any time by up to 1.5% per day of the transaction amount, but only in respect of future transactions.

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

You are a “U.S. Holder” if, for U.S. federal income tax purposes, you are a beneficial owner of preferred shares or ADSs and if you are:

•	an individual citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

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

Taxation of Distributions

Distributions paid on ADSs or preferred shares will generally be treated as dividends to the extent paid out of current or accumulated earnings and profits (as determined under U.S. federal income tax principles).  Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends.  Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid by qualified foreign corporations to certain non-corporate U.S. Holders in taxable years beginning before January 1, 2013, are taxable at a maximum rate of 15%.  A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on a securities market in the United States, such as the New York Stock Exchange where our ADSs are traded.  You should consult your tax advisers regarding the availability of the reduced tax rate on dividends in your particular circumstances.

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

Other Brazilian Taxes

You should note that any Brazilian IOF Tax (as discussed above under “—Brazilian Tax Considerations”) will not be a creditable foreign tax for U.S. federal income tax purposes, although you may be entitled to deduct such tax, subject to applicable limitations under U.S. law.  You should consult your tax advisers regarding the U.S. federal income tax consequences of the payment of Brazilian IOF Tax, icluding whether you may claim a deduction for such tax or should instead include the amount of tax paid in your initial basis in the preferred shares or ADSs.

Passive Foreign Investment Company Rules

We believe that we were not a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for our 2010 taxable year.  However, because PFIC status depends on the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year.  If we were a PFIC for any taxable year during which a U.S. Holder held preferred shares or ADSs, gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of the preferred shares or ADSs would be allocated ratably over the U.S. Holder’s holding period for the preferred shares or ADSs.  The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income.  The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for such taxable year, and an interest charge would be imposed on the amount allocated to such taxable year.  Further, to the extent that any distribution received by a U.S. Holder on its preferred shares or ADSs exceeds 125% of the average of the annual distributions on preferred shares or ADSs received by a U.S. Holder during the preceding three years or such holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above.  Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the preferred shares or ADSs.  U.S. Holders should consult their tax advisers to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in those holders’ particular circumstances.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and may be subject to backup withholding unless (i) you are an exempt recipient or (ii) in the case of backup withholding, you provide a correct taxpayer identification number and certify that you are not subject to backup withholding.

The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

For taxable years beginning after March 18, 2010, new legislation requires certain U.S. Holders who are individuals to report information relating to stock of a non-U.S. person, subject to certain exceptions (including an exception for stock held in custodial accounts maintained by a U.S. financial institution).  U.S. Holders are urged to consult their tax advisers regarding the effect, if any, of this legislation on their ownership and disposition of preferred shares or ADSs.

U.S. HOLDERS OF OUR PREFERRED SHARES OR ADSs SHOULD CONSULT THEIR OWN TAX ADVISERS AS TO THE BRAZILIAN, U.S. FEDERAL, STATE, LOCAL AND OTHER TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR PREFERRED SHARES OR ADSs BASED UPON THEIR PARTICULAR CIRCUMSTANCES.

F. Dividends and Paying Agents

Not applicable.

G. Statement of Experts

Not applicable.

H. Documents on Display

We are subject to the information requirements of the Exchange Act, except that as a foreign issuer, we are not subject to the proxy rules or the short-swing profit disclosure rules of the Exchange Act. In accordance with these statutory requirements, we file or furnish reports and other information with the SEC. Reports and other information filed or furnished by us with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Section of the Commission, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. You may also inspect these reports and other information at the offices of the New York Stock Exchange, 11 Wall Street, New York, New York 10005, on which our ADSs are listed.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to several market risks as a result of our commercial operations, debts obtained to finance our activities and financial derivative instruments, including exchange rate risk, interest rate risk, debt acceleration risk and credit risk.  To help us manage our risks, we conduct a valuation of our financial assets and liabilities in relation to market values based on available information and appropriate valuation methodologies.  However, the interpretation of market information, as well as the selection of methodologies, requires considerable judgment and reasonable estimates in order to produce adequate realization values.  As a result, our valuation estimates do not necessarily indicate the amounts which will be realized in the current market.  The use of different market approaches and/or methodologies for the estimates may have a significant effect on the estimated realization values.

We also enter into derivative instruments to manage the risks to which we are exposed in accordance with our risk management policy.  All of our derivative instruments are intended to provide coverage against the risk of variation in foreign exchange, therefore, any changes in risk factors generate an opposite effect on the hedged item.  We do not hold derivative instruments for speculative purposes.

To further assist our risk management, we conduct fair value analyses of our derivative financials instruments, as well as sensitivity analyses of our risk variables and our net exposure risk.  For more details of the results of our valuation analysis, risk management strategies, and sensitivity analysis of our derivative financial instruments, please see Note 31 to our 2010 consolidated financial statements.

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

During 2010, we received from the depositary $138,676.86 for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), any applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

As of December 31, 2010, we were not in default under any of our obligations and there were no dividend arrearages or delinquencies.

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

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, are responsible for establishing and maintaining our disclosure controls and procedures. These controls and procedures were designed to ensure that information relating to us required to be disclosed in the reports that we file under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We evaluated these disclosure controls and procedures under the supervision of our CEO and CFO as of December 31, 2010. Based on this evaluation, our CEO and CFO concluded that our disclosure controls and procedures were adequate and effective and were designed to ensure that material information relating to us and our consolidated subsidiaries are made known to them by others within those entities to allow timely decisions relating to the required disclosure.

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

Management evaluated the effectiveness of internal control over financial reporting under the supervision of our Chief Executive Officer, or CEO and Chief Financial Officer (our Vice-President of Finance), or CFO as of December 31, 2010 based on the criteria set out in the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework and concluded that, as of December 31, 2010, our internal control over financial reporting was adequate and effective.

Our independent registered public accounting firm, Ernst & Young Terco, has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2010. The report on the audit of our internal control over financial reporting is included herewith.

Attestation Report of the Registered Public Accounting Firm

Ernst & Young Terco, the independent registered public accounting firm that has audited our consolidated financial statements, has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2010. This attestation report appears on page F-3.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

E&Y acted as our independent auditor for the fiscal years ended December 31, 2010 and December 31, 2009. The chart below sets forth the total amount billed to us by E&Y for services performed in the years 2010 and 2009, and breaks down these amounts by category of service:

	2010	2009
	(in thousands of reais)

Audit Fees	4,474	4,591
Audit-Related Fees	755	—
Tax Fees	17	17
All Other Services	—	—
Total	5,246	4,608

For the years ended December 31, 2010 and December 31, 2009, we paid our auditors, E&Y, for auditing services rendered in the total amount of R$5,246 thousand and R$4,608 thousand, respectively.

Audit Fees

Audit fees are fees billed for the audit of our annual consolidated financial statements prepared for purposes of filings with the CVM and the SEC and for the reviews of our quarterly financial statements submitted on Form 6-K and to the audit with respect to processes required by Sarbanes-Oxley, with the purpose of certifying the effectiveness over our internal controls.

Audit-Related Fees

Refers to the auditing services and review with respect to our compliance with the targets established by ANATEL.

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

The significant differences between our corporate governance practices and the NYSE corporate governance standards are as follows:

Independence of Directors and Independence Tests

The Brazilian Corporate Law and our bylaws require that our directors be elected by our shareholders at a general shareholders meeting. Fifteen of our directors were appointed by our common shareholders, and one director is appointed by representatives of our minority preferred shareholders. Thirteen of our directors are independent in accordance with rules generally accepted in Brazil.

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

Executive Sessions

According to the Brazilian Corporate Law, up to one-third of the members of the Board of Directors can be elected to executive positions. The remaining non-management directors are not expressly empowered to serve as a check on management, and there is no requirement that those directors meet regularly without management. Notwithstanding, our Board of Directors consists of fifteen non-management directors, thirteen of whom are independent directors in accordance with rules generally accepted in Brazil, and as such, we believe we are in compliance with this standard.

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

Reference is made to pages F-1 through F-84.

ITEM 19. EXHIBITS

Exhibit Number	Description

1.1	Bylaws of Telecomunicações de São Paulo S.A. – Telesp, as amended (unofficial English translation)

2(a)
Deposit Agreement dated as of July 27, 1998, as amended and restated as of August 13, 2010, among Telesp Participações S.A., The Bank of New York, as Depositary, and Owners and Beneficial Owners of American Depositary Receipts issued thereunder (1)

4(a)
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

8.1	List of Subsidiaries

11.1	Code of Ethics of Telecomunicações de São Paulo S.A. – Telesp (3)

12.1	Section 302 Certification of the Chief Executive Officer

12.2	Section 302 Certification of the Chief Financial Officer

13.1	Section 906 Certification of the Chief Executive Officer

13.2	Section 906 Certification of the Chief Financial Officer

(1)	Incorporated by reference to our Registration Statement of American Depositary Receipt shares on Form F-6POS (No. 333-146901) filed with the Commission on July 30, 2010.

(2)	Incorporated by reference to our form CB filed with the Commission on March 14, 2006.

(3)	Incorporated by reference to our annual report on Form 20-F (No. 001-14475) filed with the Commission on April 12, 2006.

(4)	Incorporated by reference to our annual report on Form 20-F (No. 001-14475) filed with the Commission on April 16, 2007.

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

FATOR X: A measurement of the company’s productivity, calculated by ANATEL, which is discounted by the inflation rate and is used for the calculation of the annual rate adjustment applicable to telecommunications companies.

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

Date: March 1, 2011

Telecomunicações de São Paulo S.A. - Telesp

Consolidated Financial Statements

As of and for the years ended December 31, 2010 and 2009 and January 1, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Telecomunicações de São Paulo S.A. – TELESP

We have audited the accompanying consolidated balance sheets of Telecomunicações de São Paulo S.A.- TELESP and subsidiaries as of December 31, 2010 and 2009 and January 1, 2009, and the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for the years ended December 31, 2010 and 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Telecomunicações de São Paulo S.A. – TELESP and subsidiaries at December 31, 2010 and 2009 and January 1, 2009, and the consolidated results of their operations and their cash flows for each of the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Telecomunicações de São Paulo S.A. - TELESP's internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 7, 2011 expressed an unqualified opinion thereon.

São Paulo, February 7, 2011

ERNST & YOUNG TERCO
Auditores Independentes S.S.

/s/ Alexandre Hoeppers

Alexandre Hoeppers

Partner

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Telecomunicações de São Paulo S.A. – TELESP

We have audited Telecomunicações de São Paulo S.A. – TELESP’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Telecomunicações de São Paulo S.A. - TELESP’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s annual report on internal control over financial reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Telecomunicações de São Paulo S.A. - TELESP maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Telecomunicações de São Paulo S.A. – TELESP and subsidiaries as of December 31, 2010 and 2009 and January 1, 2009, and the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for the years ended December 31, 2010 and 2009 and our report dated February 7, 2011 expressed an unqualified opinion thereon.

São Paulo, February 7, 2011

ERNST & YOUNG TERCO
Auditores Independentes S.S.

/s/ Alexandre Hoeppers
Alexandre Hoeppers
Partner

Telecomunicações de São Paulo S.A. - Telesp
Consolidated Balance sheets
As of December 31, 2010 and 2009 and January 1, 2009
(In thousands of reais)

		As of December 31,		As of January 1,
	Note	2010	2009	2009
Assets
Current assets		5,147,449	6,482,880	5,878,467

Cash and cash equivalents	5 and 31	1,556,715	2,277,016	1,741,006
Trade accounts receivable, net	6	2,546,225	2,988,798	3,152,831
Inventories	7	77,499	148,436	164,410
Recoverable taxes	8.1	659,357	712,663	448,217
Derivatives	31	166	575	95,747
Other	9	307,487	355,392	276,256
Noncurrent assets		14,818,845	14,159,868	14,445,198
Trade accounts receivable, net	6	67,343	66,225	61,563
Recoverable taxes	8.1	326,677	143,913	136,228
Deferred taxes	8.2	503,679	564,064	854,214
Escrow deposits	10	1,710,683	1,335,340	1,142,528
Other	9	178,455	244,422	156,312
Investments	11	100,837	340,299	301,830
Property, plant and equipment, net	12	10,200,697	9,672,137	9,868,933
Intangible assets, net	13	1,730,474	1,793,468	1,923,590
Total assets		19,966,294	20,642,748	20,323,665

The accompanying notes are an integral part of these Consolidated Financial Statements.

		As of December 31,		As of January 1,
	Note	2010	2009	2009
Liabilities and shareholders’ equity
Current liabilities		5,719,846	6,372,350	5,529,710
Payroll and related accruals	14	307,245	142,185	174,672
Trade accounts payable		2,780,672	2,362,422	2,314,698
Taxes payable	15	972,123	933,298	938,260
Loans and financing	16	420,412	256,753	502,503
Debentures	17	-	1,510,806	16,339
Dividends and interest payable to shareholders	18	450,897	495,543	758,561
Provisions	19	240,213	183,308	128,488
Derivatives obligations	31	9,502	8,389	15,200
Other	20	538,782	479,646	680,989
Non-current liabilities		2,579,334	2,970,096	4,411,725
Taxes payable	15	38,707	22,284	7,250
Loans and financing	16	1,405,314	1,752,402	1,717,352
Debentures	17	-	-	1,500,000
Provisions	19	665,856	756,263	899,769
Post-retirement benefit plans liability	30	219,000	191,927	148,770
Derivatives obligations	31	18,542	23,282	22,148
Other	20	231,915	223,938	116,436
Shareholders’ equity	21	11,667,114	11,300,302	10,382,230
Capital		6,575,480	6,575,480	6,575,480
Capital reserves		2,733,562	2,733,562	2,733,562
Legal reserve		659,556	659,556	659,556
Accumulated deficit		-	(8,759)	(58,571)
Other comprehensive income		4,417	88,817	77,094
Additional dividend proposed		1,694,099	1,251,646	395,109
Total liabilities and shareholders’ equity		19,966,294	20,642,748	20,323,665

The accompanying notes are an integral part of these Consolidated Financial Statements.

Telecomunicações de São Paulo S.A. - Telesp
Consolidated Statements of income
For the years ended December 31, 2010 and 2009
(In thousands of reais, except earnings per share data)

	Note	2010	2009
Net operating revenue	22	15,756,144	15,805,955
Cost of goods and services	23	(8,792,898)	(9,091,750)
Gross profit		6,963,246	6,714,205

Operating expenses		(3,416,519)	(3,316,227)
Selling	23	(2,550,741)	(2,536,902)
General and administrative	23	(1,087,043)	(754,984)
Equity in earnings of associates	11	2,889	18,788
Other operating income (expenses), net	24	218,376	(43,129)
Operating income before financial expenses		3,546,727	3,397,978
Financial expense, net	25	(120,738)	(188,792)
Income before income tax and social contribution		3,425,989	3,209,186
Income tax and social contribution	26	(1,027,153)	(1,005,097)
Net income for the year		2,398,836	2,204,089
Attributed to:
Participation of non-controlling shareholders		-	-
Equity holders of the parent company		2,398,836	2,204,089

Basic and diluted earnings per share - common		4,45	4,08
Basic and diluted Earnings per share - preferred		4,89	4,49

The accompanying notes are an integral part of these Consolidated Financial Statements.

Telecomunicações de São Paulo S.A. - Telesp

Consolidated Statement of comprehensive income
For the years ended December 31, 2010 and 2009
(In thousands of reais – except earnings per share data)

	2010	2009
Net income for the year	2,398,836	2,204,089
Gains (Losses) on investments available for sale	(117,609)	22,251
Taxes on (gains) losses on investments available for sale	39,987	(7,565)
Unrealized actuarial gains (losses) and effect of the limitation of surplus plan assets	(60,585)	25,526
Taxes on unrealized actuarial (gains) losses and effect of the limitation of surplus plan assets	18,522	(6,830)
Cumulative translation adjustments	(6,778)	(2,963)
Net Gains (Losses) recognized in equity	(126,463)	30,419
Comprehensive income for the year	2,272,373	2,234,508
Attributable to:
Participation of non-controlling shareholders	-	-
Equity holders of the parent company	2,272,373	2,234,508
Basic and diluted comprehensive income per share - common	4,21	4,14
Basic and diluted comprehensive income per share - preferred	4,63	4,56

The accompanying notes are an integral part of these Consolidated Financial Statements.

Telecomunicações de São Paulo S.A. - Telesp

Consolidated Statements of changes in shareholders’ equity
For the years ended December 31, 2010 and 2009
(In thousands of reais)

	Capital	Special goodwill reserve	Capital reserves	Treasure shares	Legal reserve	Retained earnings	Additional proposed dividend	Unrealized gains on available for sale securities, net of tax	Cumulative translation adjustments	Total shareholders’ equity

Balances as of January 1, 2009	6.575.480	63.074	2,688,207	(17,719)	659.556	(58,571)	395,109	76,232	862	10.382,230

Unclaimed dividends and interest on shareholders’ equity, net of taxes						153,673				153,673
Net income for the year						2,204,089				2,204,089
Other comprehensive income						18,696		14,686	(2,963)	30,419
Appropriations:
Dividends						(470,000)	(395,109)			(865,109)
Interest on shareholders’ equity						(514,250)				(514,250)
Withholding tax on interest on shareholders’ equity						(90,750)				(90,750)
Additional proposed dividend						(1,251,646)	1,251,646			-

Balances at December 31, 2009	6.575.480	63.074	2,688,207	(17,719)	659.556	(8,759)	1,251,646	90,918	(2,101)	11,300,302
Unclaimed dividends and interest on shareholders’ equity, net of taxes						134,440				134,440
Net income for the year						2,398,836				2,398,836
Other comprehensive income						(42,063)		(77,622)	(6,778)	(126,463)
Appropriations:
Dividends						(196,355)	(1,251,646)			(1,448,001)
Interest on shareholders’ equity						(503,200)				(503,200)
Withholding tax on interest on shareholders’ equity						(88,800)				(88,800)
Additional proposed dividend						(1,694,099)	1,694,099			-
Balances at December 31, 2010	6,575,480	63.074	2,688,207	(17,719)	659.556	-	1,694,099	13,296	(8,879)	11,667,114

Number of shares outstanding at the balance sheet date – in thousands	505,841
Book values of shares	23.06

The accompanying notes are an integral part of these Consolidated Financial Statements.

Telecomunicações de São Paulo S.A. - Telesp
Consolidated Statements of cash flows
For the years ended December 31, 2010 and 2009
(In thousands of reais)

	2010	2009
Cash flows from operations
Income before income tax and social contribution	3,425,989	3,209,186
Items that do not affect cash
Expenses (revenues) not affecting cash	2,224,596	3,343,779
Depreciation and amortization	1,913,494	2,505,475
Monetary and exchange variations	(638)	(49,847)
(Gain) loss from equity in earnings of associates	(2,889)	(18,788)
(Gain) loss on permanent asset disposals	(317,486)	14,374
Provision for doubtful accounts	386,340	564,580
Pension and other post-retirement benefits plans	4,504	6,433
Interest expense	240,367	317,008
Others	904	4,544

(Increase) decrease in operating assets	(282,502)	(840,295)
Trade accounts receivable,net	87,501	(395,235)
Other current assets	9,776	(188,857)
Other noncurrent assets	(379,779)	(256,203)

Increase (decrease) in operating liabilities:	(835,825)	(1,263,197)
Payroll and related accruals	166,994	(9,584)
Accounts payable and accrued expenses	95,036	80,213
Taxes other than income taxes	38,215	(64,994)
Other current liabilities	43,621	(272,808)
Tax, civil and labor provisions	(33,502)	8,204
Other noncurrent liabilities	1,301	88,717
Interest paid	(265,792)	(328,370)
Income and social contribution taxes paid	(881,698)	(764,575)

Cash provided by operations	4,532,258	4,449,473

Cash flows generated from (used in) investing activities

Capital increase in subsidiaries and associates	(3,557)	-
Acquisition of fixed and intangible assets, net of grants	(2,126,465)	(2,324,141)
Cash from sales of fixed assets	292,858	28,240
Cash received from sales of investment	178,453	-

Cash used in investing activities	(1,658,711)	(2,295,901)

Cash flows generated from (used in) financing activities

Loans paid	(1,742,818)	(432,924)
New loans obtained	74,275	272,600
Net payment on derivatives contracts	(5,399)	31,467
Dividends and interest on shareholders’ equity paid	(1,919,906)	(1,488,705)

Cash used in financing activities	(3,593,848)	(1,617,562)

Increase (decrease) in cash and cash equivalents	(720,301)	536,010

Cash and cash equivalents at beginning of year	2,277,016	1,741,006
Cash and cash equivalents at end of year	1,556,715	2,277,016

Changes in cash during the year	(720,301)	536,010

The accompanying notes are an integral part of these Consolidated Financial Statements.

Notes to the consolidated financial statements
For the years ended December 31, 2010 and 2009 and January 1, 2008
(in thousands of reais)

1.	Operations and background

a)	Controlling shareholders

Telecomunicações de São Paulo S.A.-Telesp (hereinafter “Telesp” or “Company”), is headquarted at Rua Martiniano de Carvalho, 851, in the capital of the State of São Paulo. Telesp belongs to the Telefónica Group, telecommunications industry leader in Spain which is also present in several European and Latin American countries. The Company is controlled by Telefónica S.A., which as of December 31, 2010, held total indirect interest of 87.95% of which 85.57% are common shares and 89.13% are preferred shares.

b)	Operations

The Company´s basic business purpose is the rendering of fixed wire telephone services in the state of São Paulo under Fixed Switch Telephone Service Concession Agreement -  STFC granted by the National Communications Agency (ANATEL), which is in charge of regulating the telecommunications sector in Brazil (Note 1.c). The Company has also authorizations from ANATEL, directly or through its subsidiaries, to provide other telecommunications services, such as data communication, to the business market and broadband internet services under the Speedy and Ajato brands, pay TV services (i) by satellite all over the country (Telefonica TV Digital) and (ii) using (MMDS) Multichannel Multipoint Distribution Service technology in the cities of São Paulo, Rio de Janeiro, Curitiba and Porto Alegre. On February 16, 2009, the authorizations for use of 2.5GHz frequency associated with pay TV service by MMDS technology was extended through year 2024 and await a position from ANATEL regarding the renewal and payment conditions.

The Company is registered with the Brazilian Securities Commission (CVM) as a publicly held company - category A (issuers authorized to negotiate any securities) and its shares are traded on the São Paulo Stock Exchange (BOVESPA). The Company is also registered with the US Securities and Exchange Commission (SEC) and its American Depository Shares (ADSs) - level II, listed only as preferred shares are traded on the New York Stock Exchange (NYSE).

c)	The STFC concession agreement

The Company is a concessionaire of the fixed switch telephone service (STFC) to render local and domestic long-distance calls originating in Region 3, which comprises the State of São Paulo, in Sectors 31, 32 and 34, established in the General Concession Plan (PGO).

The current Concession Agreement, dated December 22, 2005, in place since January 1, 2006, subject to a fee concession, awarded as an onerous title, will be valid until December 31, 2025. However, the agreement can be reviewed on May 02, 2011, and December, 31 2015 and 2020. Such condition allows ANATEL to set up new requirements and goals for universalization and quality of telecommunication services, according to the conditions in place at that moment.

The Concession Agreement establishes that all assets owned by the Company and which are indispensable to the provision of the services described on such agreement are considered reversible assets and are deemed to be part of the concession assets. These assets will be automatically returned to ANATEL upon expiration of the concession agreement, according to the regulation in force at that moment. On December 31, 2010, the carrying value of reversible assets is estimated at R$6,925,052 (R$6,954,479 in 2009), comprised of switching and transmission equipment and public use terminals, external network equipment, energy equipment and system and operation support equipment.

Every two years, during the agreement’s new 20-year period, public regime companies will have to pay a renewal fee which will correspond to 2% of its prior-year SFTC revenue, net of taxes and social contributions. The next payment will be made in  2011, based on the 2010 STFC net revenues.

d)	The telecommunications services subsidiaries and associated companies

A. Telecom S.A.

A. Telecom S.A.  is a closely held, wholly owned subsidiary of the Company. It is engaged primarily in providing the telecommunication and data services and customer internal telephony network maintenance. The principal services are as follows:

(i)
Digital Condominium: integrated solution equipment and services for voice transmission, data and images on commercial buildings until December 31, 2009. From that date on these services started being provided by Telesp, as per the restructuring mentioned in note 2.a);

(ii)	Installation, maintenance, exchange and extension of new points of internal telephony wire in companies and houses;

(iii)	iTelefônica, provider of free internet access;

(iv)	Speedy Wi-Fi, broadband service for wireless internet access;

(v)	Speedy Corp, broadband provider developed specially for the corporate market;

(vi)
Integrated IT solution named “Posto Informático” allowing access to Internet, connection of private networks and rent of IT equipment. Since August 2010 the service of internet access has been provided by Telesp;

(vii)	Product At-home solutions, home automation that is among the consulting services and development of automation design and installation and configuration of the solution;

(viii)
Satellite TV services (Direct to Home – DTH) throughout the country and by optical fiber – IPTV (Internal Protocol Television). The DTH is a special type of subscription TV service, which uses satellites for direct distribution of TV and audio signals to subscribers.

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

Aliança Atlântica Holding B.V:

A company formed under the laws of the Netherlands in Amsterdam, whose main asset is the ownership of 0.61% in Portugal Telecom, whose shares were sold in June 2010. Currently, the Company held a 50% interest in Aliança Atlântica and Telefónica S.A. held the remaining 50%.The Holding is in foreclosure and consequently the division of the existing assets that are valued at liquidation value is in process.

Companhia AIX de Participações

This company is engaged in both direct and indirect development of activities related to the construction, conclusion and operation of underground fiber optic networks. Currently, Telesp holds a 50% interest in this company.

Companhia ACT de Participações

Companhia ACT is engaged in providing technical assistance for the preparation of network conclusion project by providing studies to make it more profitable, as well as to inspect the activities  in progress related to the project. Currently, Telesp holds a 50% interest in this company.

2.	Corporate events in 2009 and 2010

a)	Corporate restructuring involving A.Telecom S.A.

By resolution of the General Shareholders’ Meeting held on December 30, 2009, A.Telecom was split off, and its split-off portion was later merged into the Company. This transaction comprised the transfer of fixed assets items and rights related to part of the A. Telecom customer portfolio. The net assets merged into Telesp amounted to R$99,293.

b)	Merger of TS Tecnologia da Informação Ltda.:

On May 22, 2009, the subsidiary TS Tecnologia da Informação Ltda. was merged into its parent company Telefônica Data S.A., for its book value, according to a valuation report. This company ceased to exist after the merger.

c)	Other events

The management of Vivo Participações S.A. (“Vivo Part.”) and Telecomunicações de São Paulo S.A. – Telesp ("Telesp") (collectively referred to as “Companies”) managements, under and for the purpose of CVM Rules No. 319/99 and No. 358/02, state that on December 27, 2010, their corresponding Boards of Directors approved a corporate restructuring proposal regarding the merger of Vivo Part. shares with Telesp, so as to unify the Companies’ share base (“Corporate Restructuring”) as relevant fact  published in the newspaper  “Valor Econômico” on December 28, 2010 and on December 29, 2010 in the “Diário Oficial” of the state of São Paulo.

The Corporate Restructuring aims to simplify the corporate structure of both Companies, both publicly held and listed on BM&FBOVESPA (São Paulo stock exchange) and with American Depositary Receipts (“ADRs”) traded in the United States of America, which provides to their corresponding shareholders interest in only one company with shares traded on Brazilian and international stock exchanges, providing higher liquidity. In addition, Corporate Restructuring will rationalize the Company’s cost structure and will help in integrating businesses and generating synergies arising there, with positive impacts on the Companies. The Companies’ managements will follow the recommendations contained in CVM Guidance Report No. 35/08, with a view to contributing to protect their corresponding interests and overseeing that the operation observes switching conditions. Accordingly, special independent committees (Special Committees) were organized in Vivo Part. and in Telesp, so as to negotiate the exchange ratio of shares  and express themselves on other Corporate Restructuring conditions which may be proposed, and later submit their recommendation to the Companies’ Board of Directors.

Furthermore, financial advisors and specialized companies will be engaged to conduct supplementary studies related to the operation and  to prepare Companies’ assessment reports, which will be considered a parameter to set up the exchange ratio of shares and capital increase arising from share merger and also for the purpose of article 264 of Law No. 6404/76.

The Restructuring will be subject to approval of shareholders at the Extraordinary General Meetings, specially required for this purpose, ensuring the right to withdraw the dissenting shareholders, as provided by law.

3.      Basis of presentation of the financial statements

The accompanying  consolidated financial statements as of December 31, 2010 and 2009 were prepared in accordance with accounting practices adopted in Brazil, which comprise the provisions of corporate legislation set forth in Law No. 6404/76, as amended by Law no. 11,638/07 and by Law no. 11,941/09, and the standards established by the Brazilian Securities Commission (CVM) and pronouncements, interpretations and guidelines issued by the Brazilian Accounting Pronouncements Board (CPC) as of  December, 31 2010.

Under CVM Rule No. 457/2007, publicly traded companies must present consolidated financial statements for the fiscal year 2010, as well as comparative  information for fiscal year 2009, in accordance with fiscal year technical pronouncements issued by the International Accounting Standards Board – IASB, based on the pronouncements issued by the CPC and approved by the Brazilian Securities and Exchange Commission (CVM), which are aligned with International Financial Reporting Standards.

The Company states that the consolidated financial statements are in full compliance with International Financial Report Standards (IFRS), as issued by the IASB and also in accordance with pronouncements, interpretations and guidelines issued by the CPC in place on December 31, 2010 (CPCs).

The effects from first time adoption of are shown in Note 3.1. The Company did not adopt early any new pronouncement issued by IASB with mandatory effective date after December 31, 2010 (Note 4.1).

Approval of the financial statements conclusion occurred in the executive committee meeting held on January 31, 2011.

3.1 First-time adoption of IFRS

The preparation of consolidated financial statements under IFRS requires certain modifications to the presentation and assessment that were being applied until December 31, 2009, as some IFRS principles and requirements differ substantially from the accounting practices adopted until then in Brazil (BR GAAP).

Adjustment of the consolidated  information to IFRS  has been carried out by applying IFRS 1 – First Time Adoption of International Financial Reporting Standards which deal with first time adoption of IFRS.  The Company prepared the opening balance sheet using January 1, 2009 as the transition date.

As required by IFRS 1, for the preparation of financial statements for all periods presented, the Company applied the rules in place on December 31, 2010, except for the exceptions provided for in that rule.

	PUBLISHED				IFRS
OPENING BALANCE SHEET AS OF	BRGAAP	RECLASSIFICATIONS	ADJUSTMENTS		BALANCE
01/01/2009	BALANCE	(NOTE 3.1.2 f)	IFRS	NOTE 3.1.2	SHEET
					Opening
					Balance
Current assets	6,459,832	(584,300)	2,935		5,878,467
Cash and cash equivalents	1,741,006	-	-		1,741,006
Trade accounts receivable, net	3,152,831	-	-		3,152,831
Recoverable taxes	1,032,517	(584,300)	-		448,217
Inventories	164,410	-	-		164,410
Derivatives	95,747	-	-		95,747
Other	273,321	-	2,935	c	276,256
Noncurrent assets	13,532,177	884,963	28,058		14,445,198
Trade accounts receivable, net	61,563	-	-		61,563
Deferred and recoverable taxes	845,240	116,199	29,003	e	990,442
Escrow deposits	711,300	431,228	-		1,142,528
Other	156,312	-	-		156,312
Investments	301,830	-	-		301,830
Property, plant and equipment, net	9,868,933	-	-		9,868,933
Intangible assets, net	1,586,999	337,536	(945)		1,923,590
Total assets	19,992,009	300,663	30,993		20,323,665
Current liabilities	5,846,874	11,823	(328,987)		5,529,710
Loans and financing	502,503	-	-		502,503
Debentures	16,339	-	-		16,339
Trade accounts payable	2,314,698	-	-		2,314,698
Taxes payable	926,437	11,823	-		938,260
Dividends and interest payable to shareholders	1,153,670	-	(395,109)	d	758,561
Payroll and related accruals	174,672	-	-		174,672
Provisions	128,488	-	-		128,488
Derivatives obligations	15,200	-	-		15,200
Other	614,867	-	66,122	b	680,989
Non-current liabilities	4,099,443	288,840	23,442		4,411,725
Loans and financing	1,717,352	-	-		1,717,352
Debentures	1,500,000	-	-		1,500,000
Taxes payable	47,401	67,585	-		114,986
Provisions	570,778	221,255	-		792,033
Post-retirement benefit plans liability	148,770	-	-		148,770
Derivatives obligations	22,148	-	-		22,148
Other	92,994	-	23,442	b	116,436
Shareholders’ equity	10,045,692		336,538		10,382,230
Capital	6,575,480	-	-		6,575,480
Special goodwill reserve	63,074	-	-		63,074
Capital reserve	2,670,488	-	-		2,670,488
Legal reserve	659,556	-	-		659,556
Accumulated deficit	-	-	(58,571)		(58,571)
Additional proposed dividend	-	-	395,109	d	395,109
Other comprehensive income	77,094	-	-		77,094
Total liabilities and shareholders’ equity	19,992,009	300,663	30,993		20,323,665

3.1.1	Exemptions and exceptions applied for first-time adoption of IFRS in the opening balance sheet

IFRS 1 provides for certain elective exemptions for retroactive adoption of IFRS in the opening balance sheet. In this regard, the option selected by the Company on the transition date are as follows:

IFRS 3 – Business combinations

The Company has elected to apply IFRS 3(R), Business Combinations, prospectively from the transition date. Therefore, business combinations occurring prior to January 1, 2009 were not restated. As such, the goodwill balance in Intangible Assets reflects the net balance presented in accordance with accounting practices adopted in Brazil at December 31, 2008 and has not been adjusted for any impairment.

IAS 16 – Fair value or revaluation of property, plant and equipment as deemed cost

The Company has elected not to restate its fixed and intangible assets at their fair value. This is justified by: (i) the periodic renewal of its investments in plant, following the technological evolution; (ii) the cost method, less provision for losses is the best method to measure fixed assets and intangible assets of the Company; (iii) the fact that the Company has a segregation of assets in well-defined classes and related to its operating activities; (iv) the Company has effective controls over fixed and intangible assets that enable prompt identification of losses and the need for changes in estimated useful life of assets. Consequently, fixed and intangible assets were held by the same acquisition cost in accordance with accounting practices adopted in Brazil on December 31, 2008.

Exemptions to retrospective application according to IFRS 1 are not applicable to the Company.

The reconciliation of (i) consolidated shareholders’ equity as of January 1, and December 31, 2009, (ii) net income and (iii) comprehensive income for the year ended December 31, 2009, as well as a brief description of the major differences between accounting practices adopted in Brazil until December 31, 2009 and IFRS  are presented below:

Reconciliation of consolidated shareholders' equity as of January 1, 2009 and December 31, 2009:

		Opening
	Note 3.1.2	1/1/2009	12/31/2009
Shareholders' equity according to BRGAAP		10,045,692	10,057,415
Revenue recognition—Revenue from activation fees	b	(89,564)	(79,383)
Deferred taxes	e	30,451	26,990
Employee benefits (pension plan)	c	2,936	65,186
Deferred taxes	e	(954)	(20,112)
Additional proposed dividends	d	395,109	1,251,646
Other		(1,440)	(1,440)
Total lFRS adjustments		336,538	1,242,887
Shareholders' equity attributes to the parent company		10,382,230	11,300,302
Minority interest		-	-
Shareholders' equity according to IFRS		10,382,230	11,300,302

Reconciliation of consolidated net income for the year ended December 31, 2009:

	Note 3.1.2	12/31/2009
Net income according to BRGAAP		2,172,973
Revenue recognition—Revenue from activation fees	b	10,180
Deferred taxes	e	(3,461)
Employee benefits (pension plan)	c	36,724
Deferred taxes	e	(12,327)
Total IFRS adjustments		31,116
Net income according to IFRS		2,204,089

Reconciliation of comprehensive income for the year ended December 31, 2009:

	Note 3.1.2	12/31/2009
Net income according to BRGAAP		2,172,973
Unrealized gains (losses) on available for sale securities		22,251
Deferred taxes		(7,565)
Cumulated translation adjustment		(2,963)
Unrealized actuarial gains and effect of the limitation of surplus plan assets	c	25,526
Deferred taxes	e	(6,830)
Total adjustments		30,419
IFRS adjustments in net income		31,116
Consolidates Comprehensive Income according to IFRS		2,234,508

3.1.2	Major differences that impacted the consolidated financial statements on the transition date and on December 31, 2009

a)	Business combinations

In connection with transactions that involve business combinations until December 31,2008, the Company elected not to apply IFRS 3(R) – Business Combinations requirements retrospectively, maintaining the same accounting treatment applied on the previous GAAP until December 31, 2008 which effects are presented in the consolidated balance sheet as intangible assets. No operations involving business combinations were conducted in 2009 and 2010.

b)	Revenue recognition

According to IAS 18 Revenue, which addresses revenue recognition, revenues from services rendered must be recognized according to the period in which the service is rendered. According to BRGAAP, revenue from activation fees was recognized upon connection of the client to the network. For IFRS purposes, revenue from non-substantive activation is deferred and recognized in income throughout the average estimated customer relationship period. This difference in revenue recognition accounting policies resulted in the recognition of a liability (deferred revenue) in the opening balance sheet at January 1, 2009 to reflect the portion of revenue from activation fees that will be recognized in future periods.

c)	Post-employment benefits

The Company maintained BRGAAP accounting policy whereby actuarial gains and losses are immediately recognized. Under BRGAAP, actuarial gains or losses were immediately recognized in P&L, whereas for IFRS purposes (IAS19 – Employee Benefits), such gains and losses are allowed to be recognized in Shareholders’ equity (Other Comprehensive Income).

Concerning to overfunded pension plans, according to BRGAAP, employee benefits assets may only be recorded if there is evidence that the surplus will be reimbursed to the sponsor. For this reason, according to plan’s characteristics, such surplus was not recognized. As per IFRS, assets from overfunded defined benefit pension plans are recognized by the amount of surplus or by the probable amount that will reduce the Company’s future contributions to such plans discounted to present value, whichever is shorter.

d)	Additional proposed dividends

According to the Interpretation IFRIC 17 – Distribution of Non-cash assets to owners – a dividend payable shall be recognized as liability upon effective approval by the board of directors. Under previous GAAP, profit for the year not yet approved by the board of directors should be recognized as liability. According to IFRS, dividends proposed above the minimum required by the Article of Incorporation that has not been approved by the Ordinary General Shareholders’ Meeting shall be maintained in shareholders’ equity, under a specific account (additional dividends proposed).

e)	Income taxes

Deferred income and social contribution taxes were accrued on the previously mentioned adjustments, as applicable.

f)	Reclassifications

There are other accounting standards adopted for IFRS purposes which differ from their equivalents adopted in Brazil which do not affect shareholders’ equity  but only presentation of balance sheet. The adjustments carried out refer to the following:

-
Reclassifications of escrow deposits related to liabilities (provisions) – For BRGAAP purposes, liabilities and provision balances were presented net of the corresponding escrow deposits. For IFRS purposes, such offset is not permitted, therefore, the escrow deposits must remain in assets;

-
Reclassifications of deferred income and social contribution taxes – BRGAAP required the segregation of deferred tax item in the balance sheet into current and non-current. For IFRS purposes, deferred income and social contribution tax assets and liabilities must be recorded as non-current.

4.	Summary of principal accounting practices

a)
Trade accounts receivable, net: are stated at the rendered service value according to the contracted conditions adjusted by the estimated amount of eventual losses. This caption also includes accounts receivable from services rendered but not yet billed at the balance sheet date. Allowance for doubtful account is recorded in order to cover eventual losses and mainly considers expected losses.

b)
Inventories: are stated at average acquisition cost, net of allowance for reduction to net realizable value. This corresponds to items for use, maintenance or resale, and the latter includes basically equipment for finance lease operations (see note 4.f.)

c)
Investments: equity interests in associates, jointly controlled, affiliated companies and investments in affiliates over which it exercises significant influence are stated by the equity method in the individual financial statements. In the consolidated financial statements, investments in subsidiaries are fully consolidated and investments in jointly controlled subsidiaries are consolidated proportionally. The date for equity method and consolidation purposes is  December 31 of each year. The list of subsidiaries for 2010 and 2009 is as follows:

The list of subsidiaries for 2010 and 2009 is as follows:

Subsidiaries	2010	2009

A.Telecom S.A.	100%	100%
Telefonica Data S.A.	100%	100%
Telefonica Sistemas de Televisão S.A.	100%	100%
Aliança Atlântica Holding B.V.	50%	50%
Companhia AIX de Participações	50%	50%
Companhia ACT de Participações	50%	50%

In consolidation, all assets, liabilities, revenues and expenses resulting from intercompany transactions and equity holdings between the company and its subsidiaries have been eliminated.

In consolidation, all assets, liabilities, revenues and expenses resulting from intercompany transactions and equity holdings between the Company and its subsidiaries have been eliminated.

The exchange rate variation on  the shareholders’ equity of the jointly controlled  Aliança Atlântica are recognized in the shareholders’ equity as cumulated translation adjustment .

d)
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

Depreciation is calculated under the straight-line method based on the estimated useful lives of the assets, which is based on technical studies that are regularly reviewed (see Note 12 – Property, plant and equipment);

e)	Intangible assets (including goodwill): these are stated at acquisition and/or construction cost, less accumulated amortization and any impairment losses, if applicable.

Intangible assets with finite lives are amortized on the straight-line basis over their estimated useful lives. Intangible assets with indefinite useful lives are not amortized but tested for impairment annually or when there is an indication that their carrying amount may not be recovered.

The Company’s goodwill which arose from the acquisition of investments occurred until December 31, 2008, are based on future profits and are treated as intangible assets with indefinite useful lives. In order to validate the absence of impairment, the Company assess the recoverable value of the cash generating unit to which goodwill refers.

f)
Leases: agreements providing for use of specific assets are subject to analysis so as to identify the accounting treatment applicable to lease arrangements. Agreements in which the lessor substantially transfers the underlying risks and benefits to the lessee are classified as finance lease.

The Company has agreements classified as finance lease from both lessor’s and lessee’s standpoint. As a lessor, subsidiary A.Telecom has equipment lease agreements (Posto Informático), for which it recognizes revenue on the installation date at the present value of the agreement installments, matched against Accounts Receivable. As a lessee in agreements classified as finance lease, the Company records a fixed asset item, classified according to its nature, at the beginning of the lease term, at the present value of the agreement minimum mandatory installments matched against Other Liabilities. The difference between the nominal value of the installments and the accounts receivable/payable recorded is recognized as financial income/expense under the effective interest rate method based on the contract term.

Agreements in which lessor retains a substantial part of risks and benefits are deemed as operating lease, and their effects are recognized in P&L for the year throughout the contractual term.

g)
Asset recoverability analysis: Management reviews at least annually the net book value of assets (including, property, plant and equipment, goodwill and intangible assets, among others) in order to evaluate events or changes in economic, technological or operating circumstances, which may indicate asset impairment or loss in its carrying amount. When such evidence is identified, the realizable amount is estimated as the higher of fair value less selling costs and value in use. To determine the value in use, future cash flows generated through the use of the asset or its cash-generating unit, as appropriate, are estimated and discounted to present value using a discount rate before tax that reflects the current market conditions for the time value of money and risks associated with the specific asset. When the net book value exceeds the realizable value, a provision for impairment is set up adjusting the net book value to realizable value.

h)   Financial Instruments, cash and cash equivalents:

Initial recognition and subsequent measurement

(i) Cash and cash equivalent

Includes cash, credit balances in bank accounts and investments redeemable within 90 days of the date of acquisition with immediate liquidity.

(ii) Financial Assets

Initial recognition and measurement
Financial assets are classified as financial assets at fair value through profit or loss,  loans and receivables, investments held to maturity, available for sale financial assets or as derivatives, designated as hedging instruments in an effective hedge as appropriate. The Company determines the classification of its financial assets upon their initial recognition, when they become part of the contractual provisions of the instrument. Financial assets are initially recognized at fair value plus, in the case of investments not classified as at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Sales and purchases of financial assets that require delivery of goods within a time frame established by regulation or market convention (regular way trades) are recognized on the transaction date, i.e. the date that the Company commits to buy or sell the asset. The Company's financial assets include cash and cash equivalents, trade accounts receivable and other receivables, quoted and unquoted financial instruments and derivative financial instruments.

Subsequent measurement
Subsequent measurement of financial assets depends on their classification as follows:

Financial assets at fair value through profit or loss
This category includes derivative financial instruments entered into the Company that do not meet the hedge accounting criteria as defined by the corresponding standard. Financial assets at fair value through profit or loss are presented in the balance sheet at fair value, with corresponding gains or losses recognized in the income statement. The Company has not designated any financial asset upon initial recognition at fair value through profit or loss.

Receivables
Receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, such assets are carried at amortized cost using the effective interest rate method, less impairment, if and when applicable. Amortized cost is calculated by taking into account any discount or premium in the acquisition and fees or other costs incurred. Amortization under the effective interest method is included in financial income in the income statement. The losses arising from impairment are recognized as financial expense in the income statement, if and when applicable.

Available for sale financial assets
Available for sale financial assets are those non-derivative financial assets that are not classified as (a) loans and receivables, (b) held to maturity investments or (c) financial assets at fair value through profit or loss. These financial assets include equity instruments.

After initial measurement, available for sale financial assets are measured at fair value with unrealized gains or losses recognized directly in the available for sale reserve within the group of other comprehensive income until the investment is derecognized, expected cases of impairment losses. When the investment is derecognized or when impairment is detected, the cumulative gains or losses previously recognized in other comprehensive income should be recognized in the statement of income.

The fair value of available for sale financial assets in foreign currency is measured and converted into foreign currency using the spot exchange rate prevailing at the date of the financial statements. The changes in fair value attributable to translation differences are recognized directly in equity.

Derecognition
A financial asset (or, where appropriate, a part of a financial asset or part of a group of similar financial assets) is derecognized when:
• The rights to receive cash flows from the asset have expired;
• The Company transferred its rights to receive cash flows from the asset or has assumed an obligation to  pay the cash flows received in full, without significant delay to a third party under a pass-through agreement, and (a) the Company has  transferred substantially all risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all risks and rewards related to the asset, but has transferred control of the asset.
When the Company has transferred its rights to receive cash flows from an asset or has entered into pass-through agreement and has neither transferred nor retained substantially all risks and rewards related to the asset, the asset is recognized to the extent of the Company's continuing involvement in the asset.

In this case, the Company also recognizes an associated liability. The transferred asset and associated liability are measured on a basis that reflects the rights and obligations that the Company has retained.
Continuing involvement that takes the form of a guarantee over the transferred asset is measured at original book value of the asset or the maximum amount of consideration that may be required of the Company, whichever is lower.

(iii) Impairment of financial assets

The Company assesses at each reporting date whether there is any objective evidence that a financial asset or group of financial assets is impaired. A financial asset or group of financial assets is considered to be impaired  if and only if, there is objective evidence of impairment as a result of one or more events that have happened after the initial recognition of the asset (an incurred “loss event”) and loss  event has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reasonably estimated.

Financial assets carried at amortized cost
In relation to the financial assets carried at amortized cost, the Company firstly assesses individually if there is objective evidence for impairment for each financial asset that is individually significant, or collectively for financial assets that are not individually significant. If the Company concludes that there is no evidence of impairment for an individually assessed financial asset, whether significant or not, the asset is included in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognized are not included in a joint assessment for impairment.

When there is objective evidence of the occurrence of impairment, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future expected credit losses not yet incurred).

The carrying amount of the asset is reduced through the use of allowance account, and the impairment amount is recognized in the income statement. Interest income continues to be accrued on the reduced carrying amount based on the original effective interest rate for the asset. The loans, together with the associated allowance are written off when there is no realistic prospect of their future recovery and all guarantees have been realized or transferred to the Company. If in a subsequent year the estimated impairment amount increases or decreases due to an event occurring after the recognition of impairment, previously recognized impairment is increased or reduced by adjusting the allowance account. In the event of any future recovery of a written off amount, the recovery is recognized in the income statement.

Available for sale  financial investments
For financial instruments classified as available for sale, the Company analyzes whether there is any objective evidence that the investment is recoverable at each balance sheet date. For investments in equity instruments classified as available for sale, objective evidence includes a significant and prolonged decline in fair value of investments below their cost. When there is evidence of impairment, the cumulative loss, measured as the difference between the acquisition cost and current fair value, less any impairment loss that has been previously recognized in income, is reclassified from shareholders’ equity to the income statement. Increases in fair value after the recognition of impairment are recognized directly in comprehensive income.

(iv) Financial liabilities

Initial recognition and measurement
Financial liabilities are classified as financial liabilities at fair value through profit or loss, loans and financing or as derivatives classified as hedge instruments, as appropriate. The Company determines the classification of its financial liabilities upon their initial recognition. Financial liabilities are initially recognized at fair value and, in the case of loans and financing, are increased by the cost directly related to the transaction. The Company's financial liabilities include accounts payable to suppliers, loans and financing and derivative financial instruments.

Subsequent measurement
Measurement of financial liabilities depends on their classification, which may be as follows:

Financial liabilities at fair value through profit or loss
Financial liabilities at fair value through profit or loss includes financial liabilities designated at initial recognition at fair value through profit or loss. This category also includes derivative financial instruments entered into by the Company that do not meet the criteria for hedge accounting as defined by the corresponding standard. The Company has not designated any financial liability upon initial recognition at fair value through profit or loss.

Loans and financing
After initial recognition, loans and financing subject to interest are subsequently measured at amortized cost, using the effective interest rate method. Gains and losses are recognized in the income statement when the liabilities are derecognized as well as during the amortization process using the effective interest rate method.

Derecognition
A financial liability is derecognized when the obligation is discharged, cancelled or expires. When an existing financial liability is replaced by another from the same lender with substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in corresponding carrying amounts is recognized in the income statement.

(v) Offsetting of Financial instruments

Financial assets and liabilities are presented net in the balance sheet if, and only if, there is a currently enforceable legal right to offset the recognized amounts and if there is an intention of offsetting or realizing the asset and settling the liability simultaneously.

(vi) Fair value of financial instruments

The fair value of financial instruments actively traded in organized financial markets is determined based on quoted-market prices at the close of business on the balance sheet date, without deduction of transaction costs.
The fair value of financial instruments for which there is no active market is determined using valuation techniques. Techniques may include using recent market transactions (on an arm’s length basis) or reference to the current fair value of other similar instrument, such as discounted cash flow analysis or other valuation models.

i)	Derivative financial instruments and hedge accounting

Initial recognition and subsequent measurement

The Company uses derivative financial instruments such as currency swaps to provide protection against the risk of changes in exchange rates. Derivative financial instruments designated as hedge transactions are initially recognized at fair value on the date on which the derivative contract is signed, and subsequently are remeasured at fair value. Derivatives are carried as financial assets when the instrument's fair value is positive and as financial liabilities when the fair value is negative. Any gains or losses arising from changes in the fair value of derivatives during the year are recorded directly in income. For the purposes of hedge accounting, the Company's contracts were classified as fair value hedges to provide protection against exposure to changes in the fair value of an identified part of certain liabilities that are attributable to a particular risk (exchange variation) and can affect net income. At the inception of a hedge relationship, the Company formally  designates and documents the hedge relationship to which the Company wishes to apply hedge accounting, as well as the objective and risk management strategy for undertaking the hedge. The documentation includes identification of the hedge instrument, the item or transaction being hedged, the nature of the risk being hedged, the nature of the risks excluded from the hedge, the prospective statement of the effectiveness of the hedge relationship and the way in which the Company will assess the effectiveness of the hedge instrument for the purpose of offsetting the exposure to changes in fair value of the hedged item. Such hedges are expected to be highly effective in offsetting changes in fair value and are being continually assessed to determine whether they were actually highly effective over all the financial reporting periods for which they were designated.

Fair value hedges which meet the criteria for their accounting are recorded as follows:

The gain or loss resulting from changes in fair value of a hedge instrument shall be recognized in income. The gain or loss resulting from the hedged item attributable to the hedged risk should adjust the recorded amount of the hedged item to be recognized in income. The changes in fair value of the hedge instrument and changes in fair value of the hedged item attributable to the hedged risk are recognized in the line of the income statement related to the hedged item.

Current versus non-current classification
Derivative instruments that are not designated and effective hedging instruments are classified as current or noncurrent or segregated into current or noncurrent portions based on an evaluation of the contracted cash flows.

• When the Company maintains a derivative as an economic hedge (and does not apply hedge accounting) for a period exceeding 12 months after the balance sheet date, the derivative is classified as non-current  (or segregated into current or non-current portions), consistently with the classification of the corresponding item.

• Derivative instruments that are designated as, and are effective hedging instruments are classified consistently with the classification of the corresponding hedged item. The derivative instrument is segregated into current or non-current portions only when a reliable allocation can be made.

j)
Provisions: These are recognized for those cases in which at the balance sheet date it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Provisions are presented by the gross amount, without considering the respective escrow deposits and are classified as labor, civil and tax. Escrow deposits are classified as assets, since conditions required to present them net of provisions are not met.

k)
Post-retirement benefit plans: Company sponsors pension plans for individual employees and retirees as well as multi-sponsored health care plans for former employees. Actuarial liabilities relating to defined-benefit plans were calculated using the projected unit credit method. Actuarial gains and losses are immediatelly recognized in Other Comprehensive Income.

For plans with defined contribution features, the obligation is limited to the payment of contributions, which are recognized in income on the accrual basis.

The defined benefit asset or liability to be recognized in the financial statements comprises the present value of the defined benefit obligation, less cost of past services not yet recognized and less the fair value of plan assets that will be used to settle the obligations. Plan assets are assets held by a closed pension fund. Plan assets are not available to creditors of the Company nor can they be paid directly to the Company. The fair value is based on market price information about and in the case of quoted securities, it is the published purchase price. The value of any defined benefit asset recognized is limited to the sum of any past service cost not yet recognized and the present value of any economic benefit available in the form of  reductions in  future contributions to the plan.

l)
Other assets and liabilities: an asset is recognized in the balance sheet when it is more likely than not that its future economic benefits will be generated on behalf of the Company and its subsidiaries and its cost or value can be reliably measured.

A Liability is recognized in the balance sheet when the Company and its subsidiaries have a legal or constructive obligation arising from past events.

Assets and liabilities are classified as current when their realization or settlement is likely to occur within the next twelve months. Otherwise, they are considered as noncurrent.

m)
Revenue recognition: revenues related to Telecommunications services rendered are recorded on the accrual basis based on the contractual terms. Revenue unbilled from the date of the last billing until the date of the balance sheet is recognized in the month the service is rendered.

The Company's revenues consist primarily of voice and data telecommunication services and additional services that are offered to customers through traffic packages with fixed price (monthly) or according to customers’ traffic consumption.

Revenue from the sales of cards for public telephones is deferred and recognized in income as the cards are utilized based on consumption estimates.

Income from equipment under lease agreements classified as finance leases is recognized upon equipment installation, when the risk is actually transferred. Income is recognized for the present value of future minimum lease payments.

Revenues from sales and services are subject to the following taxes and contribution taxes: State VAT - ICMS, Social Contribution Taxes on Gross Revenue for Social Integration Program - PIS,  Social Security Financing - COFINS and Service Tax– ISS.

n)
Foreign-currency-denominated balances and transactions: the Company’s functional currency is the Brazilian real (R$). Foreign currency transactions are recorded at the prevailing exchange rate at date of the transaction. Foreign currency denominated assets and liabilities are translated using the exchange rate at the balance sheet date. Exchange differences resulting from foreign currency transactions were recognized in financial income and financial expenses.

o)	Income tax and social contribution: income tax and social contribution expenses includes the effects of current and deferred taxes.

The carrying amount of current income tax assets and liabilities for the current period and prior periods represents the amount expected to be recovered from or paid to tax authorities. The tax rates and tax legislation used to calculate the  amounts are those enacted at the balance sheet date. In the balance sheet the current income taxes are stated net of the amounts paid during the year.

Deferred tax assets are obtained using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying values for financial reporting purposes.

At balance sheet date, deferred tax assets are recognized to the extent that their future realization is assessed as more likely than not based on the future taxable income.

The deferred tax assets and liabilities are classified in the balance sheet as noncurrent, regardless of the expected realization. The tax effects of items recorded directly in shareholders’ equity are recognized in equity.

p)
Concession agreement’s renewal fee: it is a fee which will be paid each odd year during the term of the concession agreement is in force, equivalent to 2% of its prior-year SFTC net revenue, according to the contract. The corresponding expense is recognized proportionally over each biennium concerned (Note 23).

q)
Accounting estimates: The preparation of the consolidated financial statements requires management to make judgments and estimates and adopt assumptions that affect the reported amounts of revenue, expenses, assets and liabilities and the disclosure of contingent liabilities at balance sheet date. However, uncertainty relating to these assumptions and estimates could result in outcomes that would require. significant adjustment to the carrying value of the asset or liability affected in future periods.

The main assumptions concerning the future and other important sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a significant adjustment in the carrying value of assets and liabilities within the next financial year are discussed below

Impairment of non-financial assets
An impairment exists when the carrying value of an asset or cash-generating unit exceeds its recoverable value, which is the higher of its fair value less selling costs and its value in use. The calculation of fair value less selling costs is based on information available from biding sales transactions of similar assets or observable market prices less additional costs for disposing of the asset. The calculation of value in use is based on the discounted cash flow method. Cash flows are derived from the budget for the next ten years and do not include restructuring activities that the Company is not yet committed to or significant future investments that will improve the assets performance of the cash-generating unit being tested. The recoverable value is sensitive to the discount rate used in the discounted cash flow method, as well as the expected future cash inflows and the growth rate used for extrapolation purposes.

Taxes
There are uncertainties regarding the interpretation of complex tax regulations and the amount and timing of future taxable income. The Company records provisions, based on reasonable estimates, for possible consequences of audits by tax authorities of the jurisdictions in which it operates. The amount of these provisions is based on several factors, such as experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the tax authority in charge. Such differences of interpretation may arise in a wide variety of subjects, depending on the conditions prevailing in the jurisdiction in which the Company operates.

Post-employment benefits
The cost of defined benefits pension plans and other post-employment health care benefits and the present value of pension obligations are determined using actuarial valuation methods. An actuarial valuation involves the use of assumptions about discount rates, expected rates of return on assets, future salary increases, mortality rates and future increases in pension benefits. The defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each balance sheet date.

The mortality rate is based on mortality tables available in Brazil. Future increases in wages and pension benefits are based on expected future inflation rates for Brazil.

For more details on the assumptions used, see Note 30.

Fair value of financial instruments
When the fair value of financial assets and liabilities presented in the balance sheet cannot be obtained in active markets, it is determined using valuation techniques including the discounted cash flow method. The input for these methods is taken from observable markets when possible. However, when this is not possible, a certain level of judgment is required in establishing fair values. This judgment includes consideration of data used, e.g., liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the fair value of financial instruments.

Provisions for tax, civil and labor risks
The Company recognizes a provision for civil, labor  and tax claims. The assessment of probability of loss includes evaluation of available evidence, the hierarchy of laws, available case law, most recent court decisions and their relevance in the legal system, as well as the evaluation of outside counsel. Provisions are reviewed and adjusted to take into account changes in circumstances, such as applicable statutes of limitation, conclusions of tax audits or additional exposures identified based on new issues or judicial rulings.

r)
Statements of cash flows The statements of cash flows were prepared using the indirect method and reflect changes in cash over the stated years. The terms used in the statements of cash flows are as follows:

•	Operating activities: refer to the main transactions performed by the Company and its subsidiaries and activities other than investment and financing;
•	Investing activities: refer to additions and dispositions of noncurrent assets and other investments not included in cash and cash equivalents;
•	Financing activities: refer to activities resulting in changes in equity and loans.

4.1	New Pronouncements and Interpretations Issued by IASB

As of the date of issuance of these consolidated financial statements, the following pronouncements and interpretations issued by the IASB were published, but were not mandatory for fiscal year 2010:

New Standards		Mandatory application: for fiscal years started from
IFRS 9	Financial Instruments	January 1, 2013
IAS 24 Revised	Related Party: Disclosures	January 1, 2011
Amendments to Existing Standards
Amendment to IAS 32 Financial Instruments: Presentation	Classification of rights issues	February 1, 2010
Amendments to IFRS 7 Financial Instruments: Disclosure	Transfer of Financial Assets	January 1, 2013
New Interpretations
IFRIC 19	Extinguishment of financial Liabilities with equity instruments	July 1, 2010
Amendment to IFRIC 14	Prepayments of a minimum of funding requirement	January 1, 2011

The Company is analyzing the impacts resulting from the application of these standards, amendments and interpretations. Based on preliminary analysis, the Company does not expect any significant impact on the consolidated financial statements as a consequence of the initial adoption of such new accounting pronouncements and interpretations.

5.      Cash and cash equivalents

	2010	2009	01/01/2009

Bank accounts	8,930	10,120	31,993
Short-term investments	1,547,785	2,266,896	1,709,013

Total	1,556,715	2,277,016	1,741,006

Short-term investments are basically CDB (Bank Deposits Certificate), indexed under CDI (Inter bank Deposits Certificate) rate variation, which are readily liquid and maintained with reputable financial institutions.

6.      Trade accounts receivable, net

	2010	2009	01/01/2009

Billed amounts	2,042,760	2,622,613	2,608,012
Accrued unbilled amounts	1,336,441	1,266,049	1,374,080
Gross accounts receivable	3,379,201	3,888,662	3,982,092

Allowance for doubtful accounts	(765,633)	(833,639)	(767,698)

Total	2,613,568	3,055,023	3,214,394

Current	2,147,380	2,245,950	2,248,736
Past-due – 1 to 30 days	403,738	597,410	530,238
Past-due – 31 to 60 days	101,943	130,331	195,213
Past-due – 61 to 90 days	49,404	66,949	113,101
Past-due – 91 to 120 days	44,018	56,299	110,720
Past-due – more than 120 days	721,492	849,229	784,084
Total	3,467,975	3,946,168	3,982,092

Current	2,546,225	2,988,798	3,152,831
Non-current	67,343	66,225	61,563

Changes in Allowance for doubtful accounts

	2010	2009

Opening balance	(833,639)	(767,698)

Provision charged to selling expenses (Note 23)	(386,340)	(564,580)
Write-offs	454,346	498,639

Ending balance	(765,633)	(833,639)

Subsidiary A.Telecom offers “Posto Informático”, a product that consists in the lease of IT equipment to small- and medium-sized companies for fixed installments received over the agreed term. Considering the related contractual conditions, the Company classified this product as “Finance Lease” in its December 31, 2010 and 2009  consolidated financial statements (Note 4.f).

The consolidated accounts receivable as of December 31, 2010 and 2009 reflects the following effects:

	2010	2009	01/01/2009

Present value of minimum payments receivable	112,352	125,234	139,214
Unrealized financial income	23,213	21,231	20,154
Gross investment in finance lease receivables at year-end	135,565	146,465	159,368

Allowance for doubtful accounts	(18,102)	(22,576)	(26,159)

Financial Leases receivable, net	117,463	123,889	133,209

Current	45,009	59,009	77,651
Noncurrent	67,343	66,225	61,563

Aging list of financial leases receivable:

Year	Gross investment	Present value

Falling due within one year	45,009	45,009
Falling due within five years	90,556	67,343

Total	135,565	112,352

There are neither unsecured residual values that produce benefits to the lessor nor contingent payments recognized as revenues during the year.

7.      Inventories

	2010	2009	01/01/2009

Consumption materials	74,682	118,030	129,600
Resale items (*)	92,461	97,524	106,734
Other inventories	10,052	8,810	13,622
Allowance for reduction to net recoverable value and obsolescence	(99,696)	(75,928)	(85,546)

Total current	77,499	148,436	164,410

(*) Includes the inventory of IT equipments.

The allowance for reduction to recoverable value and obsolescence takes into account timely analyses carried out by the Company.

8.      Deferred and Recoverable taxes

8.1    Recoverable taxes

	2010	2009	01/01/2009

Withholding taxes	91,185	92,019	77,370
Recoverable income tax and social contribution	27,088	35,021	36,755
ICMS (state VAT) (*)	534,323	476,523	357,897
ICMS (state VAT)-Convênio 39/Portaria CAT 06	313,177	222,042	98,295
Other	20,261	30,971	14,128

Total	986,034	856,576	584,445

Current	659,357	712,663	448,217
Noncurrent	326,677	143,913	136,228

(*)	Refers to credits on the acquisition of property, plant and equipment items, available for offset against VAT obligations in 48 months.

8.2    Deferred taxes

The Company recognized deferred income and social contribution tax assets considering the existence of taxable  income in the last five fiscal years and the expected generation of future taxable income based on a technical feasibility study, approved by the Board of Directors on December 14, 2010.

	2010	2009	01/01/2009

Deferred Assets

Tax loss carry-forwards – Income tax and social contribution	2,325	1,716	5,091
Provisions (tax, labor and civil)	302,607	315,977	340,850
Post-retirement benefit plans	74,460	65,255	50,581
Allowance for doubtful accounts	100,194	95,057	94,691
Fust	73,251	58,069	42,370
Allowance for obsolescence of modems	46,318	46,224	57,600
Employee Profit sharing	38,730	15,997	24,325
Allowance for reduction of inventory to recoverable value	31,593	23,880	28,909
Merged tax credits – DABR (*)	34,691	47,305	59,920
Other non deductible provisions	129,798	123,489	155,557
Income tax and social contribution on other temporary differences	180,045	135,737	125,841
	1,014,012	928,706	985,735

Deferred liabilities

Innovation Law	238,957	192,377	73,224
Exchange rate variation	25,811	25,702	-
Merged tax credits (*)	136,015	59,673	-
Income tax and social contribution on other temporary differences	109,550	86,890	58,297
	510,333	364,642	131,521

Total noncurrent	503,679	564,064	854,214

(*)  Relate to tax benefits arising from corporate reorganizations represented by goodwill amounts based on  future expected profitability to be used in compliance with the limits established by tax legislation.

Company estimates the realization of the deferred taxes as of December 31, 2010 as follows

Year

2011	461,681
2012	150,314
2013	170,649
2014	77,271
2015	69,785
Thereafter	84,312
Total	1,014,012

The recoverable amounts above are based on projections subject to changes in the future.

Tax losses and temporary differences in the respective amounts of R$ 123,597  and R$83,777 (R$106,166 and R$109,670 as of  December 31, 2009), respectively,  were not recognized as deferred tax assets by the subsidiaries as of December 31, 2010 in view of the unlikely generation of future taxable profits.

Changes in deferred income and social contribution tax assets

	12/31/2009	Additions	Write-offs	12/31/2010

Tax losses	1,716	609	-	2,325
Other deferred assets	926,990	111,175	(26,478)	1,011,687

Total	928,706	111,784	(26,478)	1,014,012

	01/01/2009	Additions	Write-offs	12/31/2009

Tax losses	5,091	-	(3,375)	1,716
Other deferred assets	980,644	15,039	(68,693)	926,990

Total	985,735	15,039	(72,068)	928,706

Changes in deferred income and social contribution tax liabilities

	12/31/2009	Additions	Write-offs	Other comprehensive income	12/31/2010

Deferred Liabilities	364,642	207,869	(3,669)	(58,509)	510,333

Total	364,642	207,869	(3,669)	(58,509)	510,333

	01/01/2009	Additions	Write-offs	Other comprehensive income	12/31/2009

Deferred Liabilities	131,521	222,096	(3,370)	14,395	364,642

Total	131,521	222,096	(3,370)	14,395	364,642

9.      Other assets
	2010	2009	01/01/2009

Advances	53,704	46,466	41,774
Prepaid expenses	41,372	45,420	34,758
Related parties receivables (note 28)	95,452	120,257	130,426
Pension plan surplus (note 4.k)	-	-	2,936
Other assets	116,959	143,249	66,362

Current	307,487	355,392	276,256

Prepaid expenses	24,647	35,639	31,941
Receivables from Barramar S.A. (a)	56,700	61,151	62,526
Amounts linked to National Treasury securities	12,884	12,005	11,289
Pension assets surplus (note 4.k)	27,171	65,186	-
Related parties receivables (Note 28)	16,943	23,541	22,864
Other assets	40,110	46,900	27,692

Noncurrent	178,455	244,422	156,312

a)	Refers to receivables from Barramar S.A., registered in Companhia AIX de Participações, net of allowance for losses.

10.      Escrow deposits

	Nature
	Labor claims	Tax litigation	Civil litigation	Freeze of assets by court order	Total

Balance as of January 1, 2009	298,859	523,975	274,770	44,924	1,142,528

Additions	77,026	39,423	55,285	79,850	251,584
Write-offs / reversal	(9,140)	(112,570)	(9,588)	-	(131,298)
Monetary restatement	13,213	30,712	28,601	-	72,526
Transfers	56,195	124	28,233	(84,552)	-

Noncurrent as of December 31, 2009	436,153	481,664	377,301	40,222	1,335,340

Additions	104,480	33,840	117,414	75,441	331,175
Write-offs / reversal	(11,980)	-	(17,839)	-	(29,819)
Monetary restatement	14,355	30,920	28,712	-	73,987
Transfers	12,314	(37)	23,299	(35,576)	-

Noncurrent as of December 31, 2010	555,322	546,387	528,887	80,087	1,710,683

See note 19. Provisions for further details of the matters that gave rise to these deposits.

11.       Investments

	2009	Result of Equity method	Future capital contribution	Received dividends	Other comprehensive income	Write-off (residual value)	2010

Associates	55,101	2,889	3,557	(3,557)	-	-	57,990
GTR Participações e Empreendimentos S.A.	2,121	(66)	60	(60)	-	-	2,055
Lemontree Participações S.A.	14,292	2,755	1,029	(1,029)	-	-	17,047
Comercial Cabo TV São Paulo S.A.	31,844	548	2,336	(2,336)	-	-	32,392
TVA Sul Paraná S.A.	6,844	(348)	132	(132)	-	-	6,496

Other investments (*)	285,198	-	-	-	(124,353)	(117,998)	42,847
Portugal Telecom	227,702	-	-	-	(109,704)	(117,998)	-
Zon Multimédia	17,654	-	-	-	(5,429)	-	12,225
Other investments	39,842	-	-	-	(9,220)	-	30,622

Total consolidated investment	340,299	2,889	3,557	(3,557)	(124,353)	(117,998)	100,837

(*) Other investments are measured at fair value.

	1/1/2009	Result of Equity method	Future capital contribution	Received dividends	Other comprehensive income	Merge	2009

Associates	36,313	18,788	-	-	-	-	55,101
GTR Participações e Empreendimentos S.A	1,476	645	-	-	-	-	2,121
Lemontree Participações S.A.	9,608	4,684	-	-	-	-	14,292
Comercial Cabo TV São Paulo S.A.	21,215	10,629	-	-	-	-	31,844
TVA Sul Paraná S.A.	4,014	2,830	-	-	-	-	6,844

Other investments (*)	265,517	-	-	-	19,681	-	223,668
Portugal Telecom	210,431	-	-	-	17,271	-	227,702
Zon Multimédia	19,531	-	-	-	(1,877)	-	17,654
Other investments	35,555	-	-	-	4,287	-	39,842

Total consolidated investment	301,830	18,788	-	-	19,681	-	340,299

(*) Other investments are measured at fair value.

The Company sold the consolidated interest held in Portugal Telecom on June 21, 2010, which generated the following effects:

Sale amount	205,149
Acquisition cost	(117,998)

Net gain from the sale	87,151

Jointly controlled companies consolidated on a proportional basis

The Group has ownership interest of 50% in Aliança Atlântica Holding B.V., Compania AIX de Participações e Companhia ACT de Participações, which are consolidated on a proportional basis. The nature of each company is detailed in Note (1.d).

The aggregate amounts of assets, liabilities, revenues and expenses related to Telesp's interest inentities consolidated proportionally at December 31, 2010 and 2009, and January 1, 2009 included in the consolidated financial statements are set out below:

	2010			2009			01/01/2009
	Cia ACT	Cia AIX	Aliança Atlântica	Cia ACT	Cia AIX	Aliança Atlântica	Cia ACT	Cia AIX	Aliança Atlântica

Current Assets	7	4,820	57,456	4	7,115	5,377	16	7,462	6,470
Noncurrent Assets	-	72,146	3,189	-	77,091	61,531	-	82,742	57,703
Current liabilities	1	5,727	397	-	6,336	447	-	2,228	30
Noncurrent liabilities	-	2,339	-	-	11,862	-	-	29,080	-

Shareholders’ Equity	6	68,900	60,248	4	66,008	66,461	16	58,896	64,143

Revenue	27	31,254	13,200	26	31,520	3,994	30	30,871	5,283
Expenses	(24)	(21,985)	(99)	(23)	(13,583)	(185)	(27)	(28,032)	(98)
Net income for the year	3	9,269	13,101	3	17,937	3,809	3	2,839	5,185

The main information of associated companies accounted for by the equity method are:

Affiliates	Total assets	Total liabilities	Shareholders’ equity	Net income (loss)	Ownership interest	Voting shares

GTR Participações e Empreendimentos S.A	3,342	154	3,188	(66)	66.67%	0.0%
Lemontree Participações S.A.	25,837	269	25,568	2,755	66.67%	0.0%
Comercial Cabo TV São Paulo S.A.	163,586	109,554	54,032	548	59.95%	19.9%
TVA Sul Paraná S.A.	42,126	33,407	8,719	(348)	74.50%	49.0%

12.     Property, plant and equipment, net

	Annual depreciation rate %	Net book value as of 12/31/2009	Additions	Disposals	Transfers	Depreciation	Net book value as of 12/31/2010

Switching equipment	10.00	1,038,595	115,444	91	295,996	(216,045)	1,234,081
Transmission equipment	5.00 to 10.00	3,354,458	339,740	(4,188)	391,947	(372,791)	3,709,166
Terminal equipment and modems	10.00 to 66.67	1,183,554	575,672	(4,121)	79,378	(560,446)	1,274,037
Infrastructure	4.00 to 12.50	2,990,801	71,235	(40,405)	96,139	(306,265)	2,811,505
TV materials and equipment	8.00 to 20.00	327,898	17,066	(261)	(82,586)	(74,774)	187,343
Other	10.00 to 20.00	225,996	64,325	(1,299)	5,729	(76,282)	218,469

Provision for losses (a)		(15,985)	7	-	(25,395)	-	(41,373)
Property, plant and equipment in progress		566,820	1,013,334	(12,170)	(760,515)	-	807,469

Total		9,672,137	2,196,823	(62,353)	693	(1,606,603)	10,200,697

Average annual depreciation rates %		10.85					8.01

	Annual depreciation rate %	Net book value as of 01/01/2009	Additions	Disposals	Transfers	Depreciation	Net book value as of 12/31/2009

Switching equipment	12.50	1,027,604	36,385	-	313,200	(338,594)	1,038,595
Transmission equipment	5.00 to 12.50	3,427,727	278,516	(7,472)	545,531	(889,844)	3,354,458
Terminal equipment and modems	10.00 to 66.67	1,087,823	619,115	3,955	(55,934)	(471,405)	1,183,554
Infrastructure	4.00 to 12.50	3,161,459	22,576	(11,081)	100,980	(283,133)	2,990,801
TV materials and equipment	8.00 to 20.00	359,373	51,598	(16,600)	53,188	(119,661)	327,898
Other	10.00 to 20.00	187,679	73,994	(634)	45,050	(80,093)	225,996

Provision for losses (a)		(11,807)	(4,178)	-	-	-	(15,985)
Property, plant and equipment in progress		629,075	1,003,307	(6,427)	(1,059,135)	-	566,820

Total		9,868,933	2,081,313	(38,259)	(57,120)	(2,182,730)	9,672,137

Average annual depreciation rates %		10.64					10.85

(a)	The Company and its subsidiaries recognized a provision for possible obsolescence of materials used for assets maintenance based on historical and expected future use.

Below is the breakdown of cost and accumulated depreciation as of December 31, 2010 and 2009:

2010	Cost	Accumulated depreciation	Net book value

Switching equipment	11,795,681	(10,561,600)	1,234,081
Transmission equipment	19,122,768	(15,413,602)	3,709,166
Terminal equipment and modems	4,777,349	(3,503,312)	1,274,037
Infrastructure	8,477,774	(5,666,269)	2,811,505
TV materials and equipment	614,921	(427,578)	187,343
Other	1,429,962	(1,211,493)	218,469

Provision for losses	(41,373)	-	(41,373)
Property, plant and equipment in progress	807,469	-	807,469

Total	46,984,551	(36,783,854)	10,200,697

2009	Cost	Accumulated depreciation	Net book value

Switching equipment	11,384,240	(10,345,645)	1,038,595
Transmission equipment	18,433,445	(15,078,987)	3,354,458
Terminal equipment and modems	4,046,748	(2,863,194)	1,183,554
Infrastructure	8,399,611	(5,408,810)	2,990,801
TV materials and equipment	801,479	(473,581)	327,898
Other	1,367,476	(1,141,480)	225,996

Provision for losses	(15,985)	-	(15,985)
Property, plant and equipment in progress	566,820	-	566,820

Total	44,983,834	(35,311,697)	9,672,137

The main acquisitions in 2010 were the following:

- Terminal Equipment/Modem: the main acquisitions were modems and terminal equipment for the general public.

- Trasmission equipment: the main acquisitions were of aerial cables and plesiochronous transmission equipment.

- Switching equipment: mainly, digital switching equipment referred  to IP networks package and;

-Other: acquisitions mainly of IT equipment.

Review of property, plant and equipment useful lives.

During the 1st semester of 2010, the Company detected the need of adopting new useful lives for certain categories of assets. Becuase of this a change in accounting estimates, the effects will be recorded on a prospective basis as from 2010. This change represented both an extension and a reduction in useful lives in relation to those considered in 2009, causing a decrease in the depreciation expense of R$399,599 for the period ended December 31, 2010.

13.     Intangible assets, net

	2010	2009	01/01/2009

Goodwill	1,064,792	1,064,792	1,064,792
Other Intangibles assets	665,682	728,676	858,798

Total	1,730,474	1,793,468	1,923,590

Following is the opening of goodwill on these dates:

Goodwill	2010	2009	01/01/2009

Ajato Telecomunicações Ltda.	149	149	149
Goodwill Spanish and Figueira (merged fromTDBH)(a)	212,058	212,058	212,058
Santo Genovese Participações Ltda. (b)	71,892	71,892	71,892
Telefônica Televisão Participações S.A. (c)	780,693	780,693	780,693

	1,064,792	1,064,792	1,064,792

(a)	Goodwill arising from the spin-off of Figueira, which was merged into the Company as a result of the merger of Telefônica Data Brasil Holding S.A. (TDBH) in 2006.
(b)	Goodwill arising from the acquisition of control over Santo Genovese Participações Ltda. (controlling shareholder of Atrium Telecomunicações Ltda.) in 2004.
(c)	Goodwill arising from the acquisition of TTP (formerly Navytree), incorporated in 2008 which is and based on a future profitability analysis.

	Annual depreciation rate %	Net book value as of 12/31/2009	Additions	Disposals	Transfers	Depreciation	Net book value as of 12/31/2010

Softwares	20.00	682,776	239,986	-	(159)	(283,628)	638,975
Customer Portfolio (Network IP)	10.00	21,768	-	-	-	(7,256)	14,512
Others	10.00 to 20.00	24,132	4,604	-	(534)	(16,007)	12,195

Total		728,676	244,590		(693)	(306,891)	665,682

Average annual depreciation rates %		19.78					19.89

The acquisitions in software are mainly due to distributed software, mainly ATIS software.

	Annual depreciation rate %	Net book value as of 01/01/2009	Additions	Disposals	Transfers	Depreciation	Net book value as of 12/31/2009

Softwares	20.00	789,028	134,160	-	56,959	(297,370)	682,777
Customer Portfolio (Network IP)	10.00	29,024	-	-	-	(7,256)	21,768
Others	10.00 to 20.00	40,746	1,343	-	161	(18,119)	24,131

Total		858,798	135,503	-	57,120	(322,745)	728,676

Average annual depreciation rates %		19.97					19.78

2010	Cost	Accumulated depreciation	Net book value

Softwares	2,953,275	(2,314,300)	638,975
Customer Portfolio (Network IP)	72,561	(58,049)	14,512
Other	201,621	(189,426)	12,195

Total	3,227,457	(2,561,775)	665,682

2009	Cost	Accumulated depreciation	Net book value

Softwares	2,712,773	(2,029,997)	682,776
Customer Portfolio (Network IP)	72,561	(50,793)	21,768
Other	197,587	(173,455)	24,132

Total	2,982,921	(2,254,245)	728,676

14.          Payroll and related accruals

	2010	2009	01/01/2009

Salaries and fees	25,583	20,701	19,723
Payroll charges	101,021	80,714	84,728
Employee profit sharing	105,841	40,770	68,835
Other indemnities	74,800	-	1,386

Total	307,245	142,185	174,672

15.           Taxes payable

	2010	2009	01/01/2009
Taxes on income
Income tax and social contribution (a)	1,329	718	-

Indirect taxes	1,009,501	954,864	945,510
ICMS (state VAT)	635,358	638,649	683,445
PIS and COFINS (taxes on revenue)	120,430	109,083	102,023
FUST and FUNTTEL	237,791	191,047	145,529
Other	15,922	16,085	14,513

Total	1,010,830	955,582	945,510

Current	972,123	933,298	938,260
Non-current	38,707	22,284	7,250

(a)	Income and social contribution taxes payable are presented net of payments on an estimate basis.

16.     Loans and financing

	Currency	Annual interest rate	Maturity	2010	(*)	2009	(*)	01/01/2009 (*)

Loans and financing BNDES	URTJLP	TJLP+3.73%	Until 2015	1,715,580		1,917,521		1,708,804
Loans and financing BNDES	URTJLP	TJLP+1.73%	Until 2015	92,842		68,628		-
Mediocrédito	US$	1.75%	2014	17,304		23,006		35,425
Untied Loan – JBIC	JPY	Libor + 1.25%	2009	-		-		129,173
Resolution 2770	JPY	0.50% to 5.78%	2009	-		-		213,339
Resolution 2770	EUR	5.74%	2009	-		-		84,799

Resolution 2770	JPY	1.00%	2009	-		-		48,315

Total consolidated				1,825,726		2,009,155		2,219,855

Current				420,412		256,753		502,503
Noncurrent				1,405,314		1,752,402		1,717,352

(*) Amounts presented at fair value, when aplicable.

BNDES: In 2007 it was approved a credit facility to the Company to finance investments in services and products produced domestically. The totally of these resources have been drawn and their investments are proven and accepted by BNDES. The TJLP is a specific referential rate not comparable with other market-observable rates applicable to similar repayment terms. Accordingly, at December 31, 2010 this instrument was recognized in the balance sheet at its amortized cost, which is equivalent to its fair value as of that date.

MÉDIOCRÉDITO: loan agreed  in 1993 between Telecomunicações Brasileiras SA – Telebrás and Instituto Centrale per il Credito a Médio Termine – Mediocredito Centrale in the amount of US$ 45,546, in order to build a rural telephony via satellite network in the State of Mato Grosso. This loan is paid semiannually and matures in 2014. There is a derivative contracted to hedge the exchange rate risks related to such debt and, given it is assessed as an effective hedge, the hedge accounting methodology has been adopted. Therefore, at December 31, 2010, the hedge risk of this instrument was recognized at its fair value as of such  date.

Consolidated  long term maturities schedule:

Year	Amounts

2012	412.808
2013	412.544
2014	410.051
2015	169.911

Total	1.405.314

17.	Debentures

	Currency	Annual interest rate	Maturity	2010	2009	01/01/2009

Debentures	R$	CDI + 0.35%	2010	-	1,510,806	1,516,339

Total				-	1,510,806	1,516,339

Current				-	1,510,806	16,339
Noncurrent				-	-	1,500,000

The maturity date of these debentures was September 1, 2010, but on June 7, 2010 the Company made an early redemption of all outstanding debentures.

18.    Dividends and interest on shareholders' equitypayable

	2010	2009	01/01/2009

Interest on shareholders’ equity	248,515	249,706	437,720
Telefónica Internacional S.A.	113,839	115,530	234,441
SP Telecomunicações Participações Ltda.	37,407	37,962	77,036
Minority shareholders	97,269	96,214	126,243

Dividends	202,382	245,837	320,841
Minority shareholders'	202,382	245,837	320,841

Total	450,897	495,543	758,561

Brazilian corporations are permitted to attribute interest on shareholder’s equity similar to dividends declared, which is deductible for income tax purposes. The Company has elected to pay such interest to its shareholders with respect to the years ended December 31,2010 and 2009 and January 1, 2009, and has accrued the amount due with a direct charge to shareholder’s equity. The distribution to the shareholders is subject to withholding income tax at the rate of 15%.

Most of the interest on shareholders’ equity and total dividends payable to minority shareholders refer to available amounts declared, but not claimed yet.

19.     Provisions

The Company, as an entity and also as the successor to the merged companies, and its subsidiaries are involved in labor, tax and civil lawsuits filed with different courts. The Company’s management, based on the opinion of its legal counsel, recognized provisions  for those cases in which an unfavorable outcome is considered probable. The table below shows the breakdown of provisions by nature and activities during, 2010 and 2009:

	2010
	Nature
	Labor	Tax	Civil	Total
Balances as of December 31, 2009	404,106	91,655	443,810	939,571

Additions	15,772	165	60,799	76,736
Payments / reversal	(69,684)	(276)	(129,351)	(199,311)
Monetary restatement	16,197	1,975	70,901	89,073

Balances as of December 31, 2010	366,391	93,519	446,159	906,069

Current	38,642	-	201,571	240,213
Noncurrent	327,749	93,519	244,588	665,856

	2009
	Nature
	Labor	Tax	Civil	Total

Balances as of January 1, 2009	497,132	275,692	255,433	1,028,257

Additions	49,725	2,678	175,592	227,995
Payments / reversal	(183,992)	(190,507)	(28,156)	(402,655)
Monetary restatement	41,241	3,792	40,941	85,974

Balances as of December 31, 2009	404,106	91,655	443,810	939,571

Current	27,543	-	155,765	183,308
Noncurrent	376,563	91,655	288,045	756,263
19.1.     Labor contingencies and provisions

	Amount involved
Risk	2010	2009	01/01/2009

Probable	366,391	404,106	497,132
Possible	155,107	32,399	66,608

Total	521,498	436,505	563,740

Provisions and labor contingencies refer to labor claims filed by former and employees of outsourced companies (the later alleging joint or subsidiary liability) claiming for, among other things, overtime, wage equivalence, post-retirement salary supplements; job hazard premium and additional payment for unhealthy work conditions; extended free health care to retired employees, and some outsourcing-related procedures.

In addition, the Company is party to a Public Civil Action instituted by the Labor Public Prosecution Office in respect of the decision to refrain Telesp from engaging an unrelated appointed company to carry out the Company’s main activities. No amount has been assigned in the table above to the possible likelihood of an unfavorable outcome in connection with this action, since in the case of loss, estimating the corresponding amount payable by the Company is not practicable at this time. Likewise, establishing a provision for contingency equivalent to the amount sought is not possible.

19.2.     Tax contingencies and provisions

	Amount involved
Risk	2010	2009	01/01/2009

Probable	93,519	91,655	275,692
Possible	4,102,806	3,664,280	2,864,127

Total	4,196,325	3,755,935	3,139,819

At December 31, 2010, the Company has filed claims for purposes of obtaining recognition that payment of the following taxes is unconstitutional:

a) CIDE

Social Contribution Tax for Intervention in the Economic Order (CIDE) required by the Federal Government on funds remitted to other countries, arising from technology transfer agreements, trademark and software licensing etc. Adopting a conservative approach, the Company recorded the amount of R$25,891 as of December 31, 2010 for this purpose.

b) FGTS

Additional Contributions to the Brazilian Government Unemployment Compensation Fund  (Fundo de Garantia por Tempo de Serviço - FGTS) required by the Brazilian Institute of Social Security (INSS) on the contributions made by employers (the discussion does not result in reducing part of FGTS contributions made by the Company on behalf of its employees). The amount involved totals R$61,185. The claim is now at the highest court for a final decision. Based on the Company’s legal advisors opinion, a provision was established and a judicial deposit was made for the total amount.

c) Other provisions

There are also other contingencies provisioned related to Finsocial and PASEP credits offset declared unconstitutional and other municipal issues regarding municipal tax on services - ISS, municipal property tax - IPTU and various fees, in the amount involved of R$ 6,443 million, where an unfavorable outcome is considered probable by management.

Possible contingencies

Federal level

At December 31, 2010, the Company and its subsidiaries maintained several tax claims at the federal level, both administrative proceeding and lawsuits, which await decisions at a range of levels. The claims amount to R$1,338,380 and are related to:

(a) protest letters arising from non-approval of offset requests made by the Company; (b) debts reported but allegedly not paid; (c) fine for dividend distribution with allegedly unpaid federal debts; (d) social security contribution on compensation payment for salary devaluation arising from inflationary losses derived from “Plano Verão” (Summer Plan) and “Plano Bresser” (Bresser Plan), SAT (Work Accident Insurance), Social Security and payables to third parties (INCRA and SEBRAE); (e) income and social contribution taxes on bonuses; (f) Withholding Income Tax (IRRF) on remittances to other countries for technical services, administrative assistance and alike, as well as royalties; (g) sundry offsets; (h) Inspection and Working Rate; (i) additions to PIS/COFINS tax bases (Law No. 9718/98).

According to  management and its legal advisors the chances for an unfavorable outcome for these proceedings is  considered possible.

State level

At December 31, 2010, the Company and its subsidiaries maintained several ICMS-related administrative proceedings (arising from tax delinquency notices) and lawsuits at the state level, amounting to R$1,989,332, which are pending judgment at several court levels. The referred proceedings and lawsuits are related to:

(a) Provision of supplemental services and value added (Convention No. 69/98) (b) Rental of Speedy modem; (c) international long-distance calls (DDI); (d) debts reported but allegedly not paid; (e) amounts unduly credited in connection with fixed assets; (f) Lack of proportional reversal of credit related to acquisition of fixed asset items; (g) amounts unduly credited allocated for previously unused ICMS credits; (h) service provision outside São Paulo State and ICMS paid to São Paulo State, and (i) Co-billing.

According to  management and its legal advisors the chances for an unfavorable outcome for these proceedings is  considered possible.

Municipal level

At December 31, 2010, the Company and its subsidiaries maintained several tax administrative proceedings (arising from tax delinquency notices) and lawsuits at municipal level, which are pending judgment at several court levels, and amount to R$280,446.

The referred proceedings and lawsuits relate to: (a) ISS; (b) IPTU; (c) Charge for Soil Use; (d) services rendered by third parties, and (e) several municipal charges.

According to  management and its legal advisors the chances for an unfavorable outcome for these proceedings is  considered possible.

Based on the opinion of its tax advisors, management believes that the resolution of the aforementioned issues will not have a negative material effect on its financial position.

ANATEL

FUST (Contribution for the Fund for Universal Access to Telecommunication Services): security mandate petitioned to fixed telecommunications operators for the recognition of the right to exclude interconnection and EILD expenses from FUST taxable base, as provided for in Abridgement No. 7, of December 15, 2005, for disagreement with provisions contained in sole paragraph of article 6, Law No. 9998, of August 17, 2000. A partially favorable decision was obtained at first court level, and currently, a second-court-level decision is awaited. Total amount involved is R$594,436. A portion of the amount, R$75,768, refers to ITX and EILD differences arises from the adoption of the non-cumulative system for the retroactive period (2001 to 2005); the other part of R$241,110 refers to ITX and EILD differences computed for the period between 2006 and the current date, whose amount was recorded under the taxes payable caption and has been monthly deposited in court. Other values involved are related to several notices for debt received from Anatel  in the amount of R$277,558 over the amounts under discussion in the Security Mandate, where chances of loss were assessed as possible.

FUNTTEL (Telecommunication Contribution for the Fund of Technological Development): In opposition to the legal provision, Anatel has issued several notices for debt against the Company and its subsidiaries to collect the FUNTTEL contribution on other revenues (other than telecommunications), as well as on expenses transferred to other operators (Interconnection and EILD) for the 2001-2005 period. The proceedings are awaiting first-level administrative decision and the total amount involved is R$109,967.

FISTEL (Fund for Telecommunications Regulation): Upon extension of the effective term of licenses for using telephony switches related to the exploitation of STFC, Anatel charges the Installation Inspection Charge (TFI) related to the extension of licenses granted.

Such collection is a result of ANATEL’s understanding that article 9, item III of Rule No. 255 would be applicable to this case, so that the period extension would be the triggering event of TFI. The Company is challenging this issue in court because understands that  TFI payment for the license extension is undue. A favorable decision was obtained at first court level and currently, the second court level decision is awaited. The total amount involved is R$31,355.

According to  management and its legal advisors the chances for an unfavorable outcome for these proceedings is considered possible.

19.3	Civil contingencies and provisions

	Amount involved
Risk Consolidated	2010	2009	01/01/2009

Probable	446,159	443,810	255,433
Possible	808,006	539,968	623,605

Total	1,254,165	983,778	879,038

Civil provisions

Main claims

a)
On June 9, 2000, WCR do Brasil Serviços Ltda. proposed enforcement proceedings following ordinary procedural steps against the Company, claiming the collection of the alleged difference between the amounts calculated by Telesp regarding the use of the “0900 Service” and the amounts transferred to that company. In 2010, an unfavorable decision was awarded for the appeal filed with the highest court level and, therefore, the Company reached an agreement in November 2010 to close this issue. Proceeding archiving is awaited.

b)
Suits for additional shares. These refer to suits involving the Company and addressing the right to receive additional shares calculated with regard  to network expansion plans after 1996. These suits are at various stages: first stage, Supreme Court and Federal Superior Court of Appeals. Considering the risk of a probable loss, provision was recorded in the amount of R$ 21,889.

c)
The Company and its subsidiaries are defendants in several civil claims, at several levels, related to service rendering. Such claims have been filed by individual consumers, civil associations representing consumer rights or by the Bureau of Consumer Protection (PROCON), as well as by the Federal and State Public Ministry. They are also defendants in other claims of several types, related to the normal course of business. Total provision recorded for such issues amounts to R$153,330.

Massive Claims

Consumption relationship

d)
The Company is also involved  in several lawsuits filed by individual consumers, with similar characteristics, which individually are not considered to be material. A provision in the amount of R$100,541 was recorded, based on statistical analysis of the average historical losses for such claims.

Anatel

e)
At December 31, 2010, the Company was involved in several administrative proceedings against Anatel, which were filed based on alleged non-compliance with the obligations established in industry regulations, whose likelihood of an unfavorable outcome was assessed as probable and a provision was recorded in the amount of R$170,399.

Possible contingencies

Main civil contingencies

a)
Community Telephone Plan PCT. Refers to a Public Civil Action to which the Company is party related to the PCT, a plan that claims the possible indemnity rights to purchasers of telephone line expansion plans who did not receive shares for their financial investment in the municipality of Mogi das Cruzes. The total amount involved is approximately R$160,790. Legal counsel assessed chances of loss as possible. São Paulo Court of Justice (TSP) has amended the decision, judging the action as inadmissible.

The telephony association of Mogi das Cruzes (plaintiff) filed an special appeal to alter this judgment, which is currently awaiting a decision.

b)
Civil Class Action filed by ASTEL – SISTEL Members’ Association in the State of São Paulo against the Company, SISTEL foundation, and others, seeking annulment of the PBS private pension plan spinoff in year 2000, which gave rise to a specific PBS-Telesp plan, and of the related allocations of technical surplus funds and tax contingency existing by the time of the spin off.  The Company’s legal counsel considers this proceeding as possible risk. Estimating the amount involved is impracticable and contingent upon expert analysis, since it concerns Sistel’s spin-off portion related to telecom operators from the former Telebrás System.

c)
The Public Ministry has filed lawsuits claiming that the amounts charged on PIS and COFINS are unduly included in the fixed  telephony service tariffs and requests that such unduly charged amounts should be returned double. There are seven collective lawsuits and several individual ones grounded on the same argument and request. Brazilian Supreme Court of Justice has decided for the lawfulness of PIS and COFINS transfer when judging the proceeding (considering the repetitive appeals law) against another telephony concessionaire, which was considered a leading case. No provisions have been set up for these lawsuits, whose likelihood of an unfavorable outcome has changed from possible to remote.

d)
The Public Prosecutor Office of the State of São Paulo commenced a class action claiming moral and property damages suffered by all consumers of telecommunications services from 2004 to 2009 due to the bad quality of services and failures of the communications system. The public Prosecutor Office suggested that the indemnification to be paid should be R$1 billion. The decision handed down on April 20, 2010 imposes the payment of indemnification for damages caused to all consumers who have filed a suit for such. Conversely, in the event that the number of consumers claiming to the award is not in line with the gravity of their damages, after the lapsing of one year, the judge determined that the amount of R$ 60 million be deposited in the Special Expenses Fund to Recover Natural Rights Damages (Fundo Especial de Despesa de Reparação de Interesses Difusos Lesados). It is not possible to estimate the number of consumers who will individually file suits nor the amounts claimed thereby. The Company filed an appeal on the merit of the case. The judgment effects are in abeyance. No amount has been assigned to the possible likelihood of an unfavorable outcome in connection with this action, since in the case of loss, estimating the corresponding amount payable by the Company is not practicable at this time. Likewise, establishing a provision for contingency equivalent to the amount sought is not possible.

e)
The Company and its subsidiaries are involved other civil claims, at several levels, related to service rendering. Such claims have been filed by individual consumers, civil associations representing consumer rights or by the Bureau of Consumer Protection (PROCON), as well as by the Federal and State Public Ministry. They are also involved in other claims of several types, related to the normal course of business. Total contingency amounts to R$309,803, whose likelihood of an unfavorable outcome has been assessed by their legal advisors as possible.

Anatel

f)
At December 31, 2010, the Company was  involved  in administrative proceedings filed based on alleged non-compliance with the obligations established in industry regulations in the amount of R$337,413, whose likelihood of an unfavorable outcome was assessed by their legal advisors as possible.

20.	Other liabilities

	2010	2009	01/01/2009

Consignments on behalf of third parties	139,724	147,995	198,052
Amounts to be refunded to subscribers	54,666	60,020	48,525
Concession renewal fee (note 1.c)	102,568	-	102,863
Deferred revenue (b)	103,339	113,925	126,112
Accounts payable – sale of share fractions (a)	-	-	113,377
Finance Lease (c)	11,507	10,729	-
Liabilities to related parties (note 28)	120,981	118,228	49,857
Other	5,997	28,749	42,203

Current	538,782	479,646	680,989

Accounts payable – sale of share fractions (a)	112,594	112,873	-
Deferred revenue (b)	38,400	20,769	23,442
Finance Lease (c)	23,346	31,190	-
Liabilities to related parties (note 28)	10,738	15,542	31,216
Other	46,837	43,564	61,778

Noncurrent	231,915	223,938	116,436

(a)	Amounts resulting from the auction of share fractions after the reverse spin-off process in 2005, and TDBH acquisition process in 2006.
(b)	Refer mainly to deferral of revenue from activation fee (Note 3.1.2b) and calling cards.
(c)	The Company has finance lease contracts for use of IT equipment.

	2010	2009

Future payments of the gross finance lease	42,194	53,580
Unrealized financial expense	(7,341)	(11,661)
Present value of minimum payments due	34,853	41,919

Current	11,507	10,729
Noncurrent	23,346	31,190

Maturity Schedule:
Year	Gross investment	Present value

Maturing within one year	11,507	11,507
Maturing more than one year within five years	30,687	23,346

Total	42,194	34,853

There are neither unsecured residual values that produce benefits to the lessor nor contingent payments recognized as revenues during the year.

COMMITMENTS AND GUARANTEES

Rentals

The Company rents equipment and facilities through several operating agreements maturing on different dates. The monthly rental payments are of an equal amount for the period of the contract. Total annual rent expenses amounted to R$613,057 in 2010 (R$522,858 in 2009).

Rental commitments mainly refer to facilities where future minimum payments under leases with remaining  noncancellable terms in excess of one year, are as follows:

Year	Value

2011	22,300
2012	22,300
2013	18,418
2014	14,842

Total	77,860

Guarantees

At December 31, 2010, the Company had properties given as guarantee in lawsuits amounting to R$23,411 (R$43,719 in 2009).

21.	Shareholders’ equity

a)	Capital

Paid-in capital is R$6,575,480 at December 31, 2010 and 2009. Subscribed and paid-in capital is represented by shares without par value, as follows:

	2010	2009	01/01/2009

Total Capital in shares
Common shares	168,819,870	168,819,870	168,819,870
Preferred shares	337,417,402	337,417,402	337,417,402
Total	506,237,272	506,237,272	506,237,272

Treasury shares
Common shares	(210,579)	(210,579)	(210,579)
Preferred shares	(185,213)	(185,213)	(185,213)
Total	(395,792)	(395,792)	(395,792)

Outstanding shares
Common shares	168,609,291	168,609,291	168,609,291
Preferred shares	337,232,189	337,232,189	337,232,189
Total	505,841,480	505,841,480	505,841,480

Book value per outstanding share in R$	23.06	22.34	19.86

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

b)	Capital reserves

Share premium

This reserve represents the amount exceeding book value of the shares arising from the issuance or capitalization on the date of issue.

c)	Treasury shares

These correspond to the Company’s treasury shares which resulted from merger with TDBH that occurred in 2006, part of which refer to exercise of withdrawing rights and the remaining to the share auctions carried out by the Company. The average cost of acquisition was R$44.77. At December 31, 2010, the market value of treasury shares was R$16,060.

d)	Income reserves

Legal reserve

According to article 193 of Law No. 6,404/76, the Company chose not to set up the legal reserve, as such balance added to the capital reserve balance exceeded capital by 30%.

e)	Special goodwill reserve

This represents the tax benefit generated by the merger of DABR  which will be capitalized on an annual basis on behalf of the controlling shareholder as the tax credit becomes realized, according to CVM Instruction No. 319/99.

f)	Dividends

The Company’s bylaws provide for mandatory distribution of minimum dividends to all shareholders corresponding to 25% of adjusted net income, as established by article 202, subparagraphs II and III of Law No. 6404/76 provided there are funds available for distribution.

Dividends are calculated in accordance with the Company’s by-laws and with the Brazilian Corporation Law. The Company presents the calculation of dividends and interest on shareholders’ equity for 2010 and 2009 as follows:

Minimum mandatory dividends calculated based on adjusted net income	2010	2009

Net income for the year	2,398,836	2,204,089

Minimum mandatory dividends – 25% of adjusted net income	599,709	551,022

Dividends and interest on shareholders’ equity distributed:
Interest on shareholders’ equity (gross)	592,000	605,000
Interim dividends	196,355	470,000

Profit available for distribution	1,610,481	1,129,089

(+) Interest on shareholders’ equity / Prescribed dividends	134,440	153,673
(-) Actuarial (gains)/losses recognized and effect of the limitation of the surplus plan assets, net of tax	42,063	(18,696)
(-) IFRS effects on 2009 equity	8,759	(8,759)
(-) First-time adoption of IFRS – opening balance 01/01/2009	-	58,571

Proposed dividends	1,694,099	1,251,646

	2010		2009
Amounts in R$ per share (a)	Gross	Net	Gross	Net

Interest on shareholders’ equity - common	1.097180	0.932603	1.121274	0.953083
Interest on shareholders’ equity – preferred	1.206898	1.025863	1.233401	1.048391

	2010
Amounts in R$ per share (a)	Common	Preferred

Interim dividends declared in April 2010	2.319731	2.551704
Interim dividends declared in September 2010	0.363913	0.400305
Interest on shareholders’ equity – net of withholding income tax	0.614384	0.675822
Interest on shareholders’ equity – net of withholding income tax	0.318219	0.350041

	3.616247	3.977872

	2009
Amounts in R$ per share (a)	Common	Preferred

Interim dividends declared in March 2009	0.732276	0.805503
Interim dividends declared in May 2009	0.871072	0.958179
Interest on shareholders’ equity – net of withholding income tax	0.630137	0.693151
Interest on shareholders’ equity – net of withholding income tax	0.322945	0.355240

	2.556430	2.812073
(a) Do not include the amount of proposed dividends.

The balance of unallocated net income for the year at December 31, 2010, in the amount of R$1,610,481, the dividends and interest on shareholders’ equity prescribed in 2010 in the amount of R$134,440 and other comprehensive income in the amount of R$ (50,822), totaling R$1,694,099, were classified as additional proposed dividends in shareholders’ equity according to management’s proposal distribution of net income for the year, to be submitted for approval of the Ordinary General Shareholders’ Meeting.

Management’s proposed dividend payment to be approved:

Total proposed for approval	R$1,694,099

Amount per share	Common registered shares (ON)	Preferred registered shares (PN)

Total proposed for approval – amount per share	3.139752	3.453727

g)	Interest on shareholders’ equity

As proposed by Management, in 2010 and 2009 interest on shareholders’ equity was credited to shareholders in accordance with article 9 of Law No. 9,249/95, net of withholding tax, as follows:

	2010	2009

Gross interest on shareholders’ equity	592,000	605,000
Common shares	184,995	189,057
Preferred shares	407,005	415,943

Withholding income tax	(88,800)	(90,750)

Interest on shareholders’ equity, net of withholding tax	503,200	514,250

Tax-exempt shareholders receive interest on shareholders’ equity in full, not subject to withholding tax.

h)	Payment of dividends and interest on shareholders’ equity

On April 7, 2010, the Ordinary General Shareholders’ Meeting approved the allocation of additional proposed dividends referring to the remaining profit balance of 2009 and expired dividends and interest on shareholders’ equity of 2009, in the amount of R$1,251,646, provided for in the profit allocation proposal to common and preferred shareholders included in the Company’s records by the end of April 7, 2010. As from April 26, 2010, the first installment of R$ 800,000 began being paid, and the remaining portion of R$451,646 began being paid by December 13, 2010.

On September 29, 2010, the Board of Directors approved the payment of interim dividends in the amount of R$196,355, based on profit recorded in the balance sheet as of June 30, 2010, to holders of common and preferred shares included in the Company’s records by the end of September 30, 2010. Payment of such interim dividends began on December 13, 2010.

On September 29, 2010, the Board of Directors approved the credit of interest on shareholders’ equity for the financial year 2010, in the amount of R$390,000, subject to 15% withholding income tax, resulting in the net amount of R$331,500 to holders of common and preferred shares included in the Company’s records by the end of September 30, 2010. Payment of interest on shareholders’ equity began on December 13, 2010.

On December 14, 2010, the Board of Directors approved the credit of interest on shareholders’equity for the financial year 2010 in the amount to R$202,000, subject to 15% withholding income tax, resulting in the net amount of R$171,700 to holders of common and preferred shares included in with the Company’s records by the end of December 30, 2010. Payment of such interest will start  until December 21, 2011, and the date will be established and communicated by the Company’s Executive Board.

i.	Unclaimed dividends

Dividends and interest on shareholders’ equity are barred by statute of limitation after three years, as from the date of beginning of payment thereof, if not claimed by shareholders, according to article 287, clause II, item a. of Law No. 6,404, dated December 15, 1976.

22.	Net operating revenue

	2010	2009

Gross operating revenue	21,358,957	21,584,363
Taxes on gross revenue	(5,602,813)	(5,778,408)

Net operating revenue	15,756,144	15,805,955

23.  Breakdown of operating expenses

	2010	2009

Depreciation and amortization (a)	(1,913,494)	(2,505,475)
Personnel (b)	(1,030,510)	(722,626)
Network Interconnection and network usage	(4,520,992)	(4,386,266)
Outsourced services	(4,101,459)	(3,629,996)
Allowance for doubtful accounts	(386,340)	(564,580)
Taxes	(251,099)	(281,960)
Concession agreement fee (note 1.c)	(102,568)	(100,470)
Other	(124,220)	(192,263)

Total	(12,430,682)	(12,383,636)

Cost of goods and services	(8,792,898)	(9,091,750)
Selling expenses	(2,550,741)	(2,536,902)
General and administrative expenses	(1,087,043)	(754,984)

Total	(12,430,682)	(12,383,636)

(a)	As mentioned in Note 12, the depreciation account was impacted by the review of property, plant and equipment useful lives.
(b)
In 2009 personnel expenses were affected in the amount of R$ 158,478 by the change in estimate for calculation of the claims relating to massive actions,  which are calculated based on the historical average of payments made in massive actions.

24.     Other operating income (expenses), net

	2010	2009

Fines on telecommunication services	92,794	115,920
Rental of infrastructure	46,398	46,578
Donation and sponsorships	(37,726)	(30,598)
Provision for civil contingencies, net	(121,973)	(115,447)
Net profit on disposal of assets (a)	230,335	(14,375)
Net Income from sales of investments (note 11)	87,151	-
Other income/expenses	(78,603)	(45,207)

Total	218,376	(43,129)

Other operating income	881,184	706,289
Other operating expenses	(662,808)	(749,418)

Total	218,376	(43,129)

(a) In the fourth quarter of 2010, Telesp assigned the right to commercially explore spaces existing in approximately 1,085 transmission towers it owns, and transferred the activity of managing and maintaining the telecommunication tower to a third-party company that specializes in providing such services  for the amount of R$233,421 (net amount of the monthly rent of land deferred). Considering that significant risks and benefits were transferred, for purposes of the conditions of the concession,  such operation was assessed under IAS 17 – Leases perspective, and classified as a financial lease. Net effect on 2010 P&L is recorded as "Other Operating Income (Expenses)".

In addition, Telesp has entered into an infrastructure sharing agreement for the use of part of the assigned towers for a 13-years’ period. Based on IFRIC 4 – Determining whether an Arrangement Contains a Lease, the Company has assessed that this sharing agreement qualifies as a service agreement since parties other than Telesp and its related companies commonly share and are more likely than not to continue to share the cost of such towers.  Therefore the cost of this service agreement  will be recognized as expenses over the effective term of the agreement.

The transaction aimed to offer higher quality and efficiency of the infrastructure sharing activity of these towers, in addition to generating greater operating efficiency of the telecommunication services, thus allowing Telesp to focus its efforts and investments in developing its main business activity.

25.    Financial income (expenses)

	2010	2009

Financial income	344,354	455,888
Income from short-term investments	181,717	172,164
Gains on derivative transactions	18,567	65,878
Interest receivable	33,834	45,545
Monetary/exchange variations receivable	86,950	147,471
Other financial income	23,286	24,830

Financial expenses	(465,092)	(644,680)
Interest payable	(355,971)	(421,599)
Losses on derivative transactions	(20,746)	(118,061)
Expenses on financial transactions	(73,876)	(69,380)
Monetary/exchange variations payable	(14,499)	(35,640)

Total	(120,738)	(188,792)

26.     Income and social contribution taxes

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

Reconciliation of reported income tax expense and combined statutory tax rates

Reconciliation of the reported tax charges and the amounts calculated by applying 34% (income tax of 25% and social contribution tax of 9%) in December of 2010 and 2009 is shown in the table below:

	2010	2009

Income before taxes	3,425,989	3,209,186

Income and social contribution taxes
Income and social contribution taxes expenses	(1,164,836)	(1,091,123)
Permanent differences
Equity pickup	982	6,387
Unclaimed interest on shareholders’ equity	(7,483)	(14,407)
Unrecognized deferred tax asset of subsidiaries	(60,726)	(109,670)
Nondeductible expenses, gifts, incentives and dividends received	(24,532)	(23,237)
Tax benefit of interest on shareholders’ equity	201,280	205,700

Other items
Incentives (cultural, food and transportation)	28,162	21,253

Total general	(1,027,153)	(1,005,097)

Effective rate	30%	31%
Current income and social contribution taxes	908,259	729,342
Deferred income and social contribution taxes	118,894	275,755

Total	1,027,153	1,005,097

The components of deferred income and social contribution tax assets and liabilities on temporary differences are shown in note  8.2.

27.    Earnings per Share

Basic and diluted earnings per share were calculated by dividing income attributed to the Company’s shareholders by the weighted average of the number of outstanding common and preferred shares for the year. No transactions were carried out that could have potential shares issued through the date of issuance of the consolidated financial statements; therefore, there are no adjustments of diluting effects inherent to the potential issue of shares.

The table below shows for the periods ended the calculation of earnings per share:

	2010	2009

Net income attributable to the shareholders:	2,398,836	2,204,089
Common shares	749,615	688,759
Preferred shares	1,649,221	1,515,330

Number of shares:	505,841	505,841
Weighted average common shares outstanding during the year	168,609	168,609
Weighted average preferred shares outstanding during the year	337,232	337,232

Basic and diluted earnings per share:
Common shares	4.45	4.08
Preferred shares	4.89	4.49

28.     Transactions with related parties

The principal balances with related parties are as follows:

	Atento Brasil S.A.	TIWS Brasil Ltda.	Vivo	Telefônica Serviços Empresariais do Brasil Ltda.	Telefónica S.A.	Other	Total 2010	2009

Assets
Current assets	8,250	1,752	312,910	13,167	51	103,537	439,667	643,407
Trade accounts receivable	4,865	1,674	312,199	710	-	24,767	344,215	523,150
Other assets	3,385	78	711	12,457	51	78,770	95,452	120,257

Noncurrent assets	-	134	427	1,943	92	14,347	16,943	23,541
Other assets	-	134	427	1,943	92	14,347	16,943	23,541

Total assets	8,250	1,886	313,337	15,110	143	117,884	456,610	666,948

Liabilities
Current liabilities	104,330	24,072	343,365	20,200	35,543	182,020	709,530	863,707
Trade accounts payable	101,628	23,207	274,410	20,166	846	17,046	437,303	591,987
Interest on shareholders’ equity	-	-	-	-	-	151,246	151,246	153,492
Other liabilities	2,702	865	68,955	34	34,697	13,728	120,981	118,228

Noncurrent liabilities	338	259	-	2,324	-	7,817	10,738	15,542
Other liabilities	338	259	-	2,324	-	7,817	10,738	15,542

Total liabilities	104,668	24,331	343,365	22,524	35,543	189,837	720,268	879,249

STATEMENT OF INCOME
Revenue	30,356	3,837	419,445	2,261	1,553	49,332	506,784	381,307
Telecommunications services	30,356	3,837	419,445	2,147	-	43,608	499,393	376,333
Financial income	-	-	-	114	1,553	5,724	7,391	899
Other operating revenues	-	-	-	-	-	-	-	4,075

Costs and expenses	(704,683)	(80,560)	(1,816,903)	(89,118)	(89,365)	(51,922)	(2,832,551)	(2,876,914)
Cost of services provided	(309,483)	(80,560)	(1,701,361)	(39,292)	(16)	(28,839)	(2,159,551)	(2,302,228)
Selling	(364,261)	-	(115,481)	(4,809)	(106)	(10,533)	(495,190)	(486,675)
General and administrative	(30,939)	-	(54)	(45,017)	(89,187)	(790)	(165,987)	(83,643)
Financial expenses	-	-	(7)	-	(56)	(2,818)	(2,881)	-
Other operating expenses	-	-	-	-	-	(8,942)	(8,942)	(4,368)

Trade accounts receivable include receivables for telecommunication services, principally from Vivo S.A., Terra Networks Brasil S.A. particularly for long-distance calls, and Tiws Brasil Ltda. due to the contract of rendering services of rights of use of undersea fiber optic.

Other intercompany receivables in Current Assets and Noncurrent Assets include credits with Telefónica Internacional S.A., Telefónica del Peru, Terra Networks Brasil S.A., Telefônica Serviços Empresariais do Brasil Ltda., Telefónica Telecom Colombia, Atento Brasil S.A. and other Group companies, corresponding to services rendered, advisory  fees, expenses with salaries and other expenses paid by the Company to be refunded by the corresponding companies.

Trade accounts payable include services rendered, particularly by Atento Brasil S.A. for  call center management services, Vivo S.A. for interconnection and traffic services (mobile terminal), Tiws Brasil Ltda. for provision of transmission infrastructure to various international data circuits, Terra Networks Brasil S.A., other satellite services rendered by Tiws España and signal processing and transmission for satellite TV service with Media Networks Latin. We also highlight the rendering of administrative management services in the accounting, finance, HR, equity, logistics and IT functions payable to Telefônica Serviços Empresariais do Brasil Ltda.

Other intercompany payables in Current and Noncurrent Liabilities mainly include payables for technical support and management services to Telefónica Internacional S.A., SP Telecomunicações Holding Ltda. and Telefónica S.A. and reimbursements payable to Telefónica del Peru and Vivo S.A.

Revenues from telecommunication services are mainly related to billing speedy services and interregional long-distance services with Vivo S.A., Terra Networks Brasil S.A. and Atento Brasil S.A.

Other operating revenues mainly include network infrastructure leased to Vivo S.A and Atento Brasil S.A.

The balance of costs of services provided mainly refers to interconnection and traffic services (mobile terminal), rendered by Vivo S.A., call center management services rendered by Atento Brasil S.A., international transmission infrastructure provided by Tiws Brasil Ltda.

The balance of Selling Expenses mainly refers to marketing services rendered by Atento Brasil S.A. and commission paid to mobile telephony operators with Vivo S.A.

General and administrative expenses mainly relate to Atento Brasil S.A., and management and technical services payable to Telefónica S.A.

MEMBERS OF BOARD OF DIRECTORS AND EXECUTIVE COMMITTEE

Antonio Carlos Valente da Silva	Chief Executive Officer
José María Álvarez-Pallete López	Vice-Chairman
Mariano Sebastian de Beer	General Director of Fixed Telephony
Gilmar Roberto Pereira Camurra	Chief Financial Officer and Investor Relations Officer
Gustavo Fleichman	General Secretary
Antonio Pedro de Carvalho Viana-Baptista	Member of the Board of Directors
Fernando Abril-Martorell Hernandez	Member of the Board of Directors
Fernando Xavier Ferreira	Member of the Board of Directors
Francisco Javier de Paz Mancho	Member of the Board of Directors
Guillermo José Fernandez Vidal	Member of the Board of Directors
Iñaki Urdangarin	Member of the Board of Directors
José Fernando de Almansa Moreno-Barreda	Member of the Board of Directors
Luciano Carvalho Ventura	Member of the Board of Directors
Luis Javier Bastida Ibarguen	Member of the Board of Directors
Luiz Fernando Furlan	Member of the Board of Directors
Luis Miguel Gilperez Lopez	Member of the Board of Directors
Miguel Ángel Gutiérrez Méndez	Member of the Board of Directors
Narcís Serra Serra	Member of the Board of Directors
José Manuel Fernandez Norniella	Member of the Board of Directors

MANAGEMENT FEES

Fees paid by the Company to its Board of Directors and Executive Committee in 2010 amounted to approximately R$13,000 (R$13,500 in 2009).From such amounts, R$9,500 (R$8,700 in 2009) corresponds to salaries and benefits and R$3,400 (R$4,800 in 2009) to bonuses. Telesp also paid approximately R$7,300 (R$2,600 in 2009) in connection with the Telefónica S.A.’s Performance Share Plan (PSP), a long-term incentive plan.

For the years ended December 31, 2010 and 2009, our Board of Directors and Executive Committee received no benefits related to pension, retirement or other similar plans.

29.	Insurance (unaudited)

The Company and its subsidiaries’ polices as well as those of the Telefónica Group includes the maintenance of insurance coverage for all assets and liabilities involving significant amounts and high risks based on management’s judgment and following Telefónica S.A.’s corporate program guidelines. The assumptions adopted, given their nature, are not in the scope of an audit of financial statements, and therefore, were not audited by our independent auditors.

The main assets, liabilities or interests covered by insurance and their respective amounts are as follows:

Type	Insurance coverage

Operational risks (with loss of profits)	R$24,517,535
Optional civil responsibility vehicles	R$1,000
ANATEL guarantee insurance	R$19,996

30.	Post-retirement benefit plans

The plans sponsored by the Company and the related benefit types are as follows:

Plan	Type (1)	Entity	Sponsor
PBS-A	DB	Sistel	Telecomunicações de São Paulo S.A. – Telesp in conjunction with the other companies resulting from the breakup of Telebras.
PAMA/PCE	DB	Sistel	Telecomunicações de São Paulo S.A. – Telesp in conjunction with the other companies resulting from the breakup of Telebras.
CTB	DB	TELESP	Telecomunicações de São Paulo S.A. - Telesp
PBS TELESP	DB	VisãoPrev	Telecomunicações de São Paulo S.A. - Telesp
VISÃO A. TELECOM	DB	VisãoPrev	A .Telecom S.A.
VISÃO ASSIST	Hybrid	VisãoPrev	A .Telecom S.A.
VISÃO TELEFÔNICA EMPRESAS	Hybrid	VisãoPrev	Telefônica Data S.A.
VISÃO TELESP	Hybrid	VisãoPrev	Telecomunicações de São Paulo S.A. - Telesp and VisãoPrev Sociedade de Previdência Complementar.

(1) DB = Defined Benefit Plan;
DC = Defined Contribution Plan;
Hybrid = Plan that offers both DB and DC-type benefits.
Telesp individually sponsors a defined benefit retirement plan (PBS Telesp Plan), administered by Visão Prev, which covers approximately 0.54% of the Company’s employees. In addition to the supplemental pension benefit, a multiemployer plan (PBS-A) and health care plan (PAMA) are provided to retired employees and their dependents (administered by Fundação Sistel), at shared costs. Contributions to the PBS Telesp Plan are determined based on actuarial valuations prepared by independent actuaries, in accordance with the rules in force in Brazil. The funding procedure is the capitalization method and the sponsor’s contribution is 13.92% of payroll of employees covered by the plan, of which 12.42% is allocated to fund the PBS Telesp Plan and 1.5% to the PAMA Plan.

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

During 2010, the Company made contributions to the PBS Telesp Plan in the amount of R$17 (R$22 in 2009) and to Plano Visão Telesp in the amount of R$24,788 (R$22,861 in 2009).

A. Telecom sponsors two private pension plans for defined contribution; namely, one similar to that of Telesp, denominated Visão Assist Benefits Plan, which is granted to approximately 28% of its employees and another, denominated Visão A. Telecom Benefits Plan, whose basic and additional contributions by sponsor correspond to 30% of basic and additional contribution by participants. The contributions of A. Telecom to these plans totaled R$211 (R$330 in 2009).

Telefonica Data S.A. individually sponsors a defined contribution plan similar to that of the Company, the Visão Telefônica Empresas Benefit Plan. Total contributions to this plan amounted to R$575 (R$652 in 2009).

The actuarial valuation of the plans was made in December 2010 and 2009 based on the record of plan members projected on December 31, 2010 and 2009, respectively, for the plans administered by Sistel and by Visão Prev and the financial information as of December 31, 2010 and 2009, respectively, adopting the projected unit credit method. Actuarial gains or losses for each year were immediately recognized in each of the periods. The plan assets relate to December 31, 2010 and 2009, respectively, and that for multiemployer plans (PAMA and PSB-A), apportionment of the plan assets was made based on the sponsoring entity’s actuarial liabilities in relation to the plans’ total actuarial liabilities.

Actuarial liabilities recorded by the Company  as of December 31, 2010 and 2009 are as follows:

Plan	2010	2009	01/01/2009

CTB	20,818	23,508	26,482
PAMA	198,182	168,419	122,288

Total Consolidated	219,000	191,927	148,770

a.	Reconciliation of assets and liabilities

	2010
	CTB	PAMA(i)	PBS-A(i)	PBS	Visão Telesp/ Assist/TData	Total

Total actuarial liabilities	20,818	272,141	1,138,330	94,177	31,914	1,557,380
Fair value of assets	-	73,959	1,717,747	111,613	121,377	2,024,696
Liabilities (assets), net	20,818	198,182	(579,417)	(17,436)	(89,463)	(467,316)

Assets limitation	-	-	579,417	17,436	62,292	659,145
Net liability recognized in the balance sheet	20,818	198,182	-	-	-	219,000
Net asset recognized in the balance sheet	-	-	-	-	27,171	27,171

	2009
	CTB	PAMA(i)	PBS-A(i)	PBS	Visão Telesp/ Assist/TData	Total

Total actuarial liabilities	23,508	238,767	1,082,458	93,098	31,348	1,469,179
Fair value of assets	-	70,348	1,479,620	108,062	110,828	1,768,858
Liability (assets), net	23,508	168,419	(397,162)	(14,964)	(79,480)	(299,679)

Assets limitation	-	-	397,162	14,964	14,294	426,420
Net liability recognized in the balance sheet	23,508	168,419	-	-	-	191,927
Net asset recognized in the balance sheet	-	-	-	-	65,186	65,186

(i) Refers to the proportional share of Telesp in the assets and liabilities of the PAMA and PBS-A multiemployer plans.

b. Total expenses recognized in the statement of income

	2010
	CTB	PAMA	PBS	Visão Telesp/ Assist/TData	Total

Current service cost	-	159	78	3,663	3,900
Interest cost	2,148	23,038	8,803	2,865	36,854
Expected return on plan assets	-	(6,489)	(11,334)	(11,970)	(29,793)
	2,148	16,708	(2,453)	(5,442)	10,961

	2009
	CTB	PAMA	PBS	Visão Telesp/ Assist/TData	Total

Current service cost	-	157	135	3,368	3,660
Interest cost	2,503	18,973	8,935	2,736	33,147
Expected return on plan assets	-	(7,064)	(9,976)	(10,381)	(27,421)
	2,503	12,066	(906)	(4,277)	9,386

c.	Amounts recognized in other comprehensive income

	2010
	CTB	PAMA	PBS	Visão Telesp/ Assist/TData	Total

Actuarial (gains) losses recognized immediately	(1,809)	13,069	(7)	(1,138)	10,115
Limitation effect	-	-	2,472	47,998	50,470
Total cost recognized in other comprehensive income	(1,809)	13,069	2,465	46,860	60,585

	2009
	CTB	PAMA	PBS	Visão Telesp/ Assist/TData	Total

Actuarial (gains) losses recognized immediately	(2,344)	34,080	(13,453)	(8,066)	10,217
Limitation effect	-	-	14,379	(47,168)	(32,789)
Total cost recognized in other comprehensive income	(2,344)	34,080	926	(55,234)	(22,572)

d.	Changes in net actuarial (assets) liabilities

	CTB	PAMA	PBS-A	PBS	Visão Telesp/ Assist/TData	Total

Plan (assets) liabilities as of January 1, 2009	26,482	122,288	-	-	(2,936)	145,834
Expenses in 2009	2,503	12,066	(65,281)	(906)	(4,277)	(55,895)
Contributions of the companies to plans in 2009	(3,133)	(15)	-	(20)	(2,738)	(5,906)
Amounts recognized in other comprehensive income	(2,344)	34,080	65,281	926	(55,234)	42,709
Plan (assets) liabilities as of December 31, 2009	23,508	168,419	-	-	(65,185)	126,742

Expenses in 2010	2,148	16,708	(39,472)	(2,453)	(5,442)	(28,511)
Contributions of the companies to plans in 2010	(3,029)	(14)	-	(12)	(3,404)	(6,459)
Amounts recognized in other comprehensive income	(1,809)	13,069	39,472	2,465	46,860	100,057
Plan (assets) liabilities as of December 31, 2010	20,818	198,182	-	-	(27,171)	191,829

Actuarial asset recognized in the balance sheet	-	-	-	-	27,171	27,171
Actuarial liability recognized in the balance sheet	20,818	198,182	-	-	-	219,000

e. Changes in actuarial liabilities

	CTB	PAMA	PBS-A	PBS	Visão Telesp/ Assist/TData	Total

Actuarial liabilities as of January 1, 2009	26,482	190,541	1,068,380	91,583	28,875	1,405,861
Cost of current service	-	157	-	135	3,368	3,660
Interest on actuarial liabilities	2,503	18,973	104,319	8,935	2,736	137,466
Benefits paid in the year	(3,133)	(7,817)	(84,183)	(6,341)	(552)	(102,026)
Contributions of participants in the year	-	-	-	10	224	234
Actuarial (gains) losses in the year	(2,344)	36,913	(6,057)	(1,224)	(3,303)	23,985

Actuarial liabilities as of December 31, 2009	23,508	238,767	1,082,459	93,098	31,348	1,469,180

Cost of current service	-	159	-	78	3,663	3,900
Interest on actuarial liabilities	2,148	23,038	102,290	8,803	2,865	139,144
Benefits paid in the year	(3,029)	(9,916)	(93,289)	(6,665)	(585)	(113,484)
Contributions of participants originated in the year	-	-	-	1	302	303
Actuarial (gains) losses in the year	(1,809)	20,092	46,870	(1,138)	(5,678)	58,337

Actuarial liabilities as of December 31, 2010	20,818	272,140	1,138,330	94,177	31,915	1,557,380

f. Changes in plan assets

	CTB	PAMA	PBS-A	PBS	Visão Telesp/ Assist/TData	Total

Fair value of plan assets as of January 1, 2009	-	68,253	1,463,441	92,168	93,273	1,717,135
Benefits paid in the year	(3,133)	(7,817)	(84,183)	(6,341)	(552)	(102,026)
Total contributions in the year	3,133	15	-	30	2,962	6,140
Expected return of plan assets in the year	-	7,064	169,599	9,976	10,381	197,020
Gains / (losses) on assets	-	2,833	(69,237)	12,229	4,764	(49,411)

Fair value of plan assets as of December 31, 2009	-	70,348	1,479,620	108,062	110,828	1,768,858

Benefits paid in the year	(3,029)	(9,916)	(93,289)	(6,665)	(585)	(113,484)
Total contributions in the year	3,029	14	-	12	3,404	6,459
Expected return on plan assets in the year	-	6,490	141,762	11,334	11,970	171,556
Gains / (losses) on assets	-	7,023	189,654	(1,131)	(4,539)	191,007

Fair value of plan assets as of December 31, 2010	-	73,959	1,717,747	111,612	121,378	2,024,396

g. Expenses estimated for 2011

	CTB	PAMA	PBS	Visão Telesp/ Assist/TData	Total

Cost of current service	-	145	17	3,960	4,122
Interest cost	1,978	27,400	9,283	3,051	41,712
Expected return on plan assets	-	(7,654)	(12,529)	(6,871)	(27,054)
Total expenses (reversions) for 2011	1,978	19,891	(3,229)	140	18,780

h. Actuarial assumptions

2010	Expected return rate on plan assets	Future salary growth rate	Medical care cost growth rate	Annual nominal index of private pension benefit restatement	Increase in medical services use according to age	Expected age to qualify for the use of medical services	Expected retirement age

PBS/Visão Telesp/Visão Assist/Visão T.Data	11.60%	PBS: 6.54% Visão: 7.20%	N/A	5.00%	N/A	N/A	First age entitled to one of the benefits
CTB	N/A	N/A	N/A	5.00%	N/A	N/A	First date on which it becomes eligible for Social Security benefit
PAMA	11.07%	N/A	8.15%	N/A	4.00%	5% upon reaching 52 years old and 10 years participating; 3% for each subsequent year; 100% in eligibility for regular retirement	N/A
PBS-A	12.08%	N/A	N/A	5.00%	N/A	N/A	N/A

Note: These are all nominal rates, except for medical services claim frequencies.

In addition to the above-mentioned assumptions, other assumptions common to all plans were adopted, as follows:

•	Actuarial liability discount-to-present-value rate: 10.25%;
•	Inflation rate: 5.0%;
•	Capacity factor for salaries and benefits: 98%;
•	Turnover: 0.15 (years of service +1), zero from age 50;
•	Disability entry table: Mercer Disability;
•	Actuarial Table: AT2000 segregated by sex; and
•	Disability mortality table: IAPB-57.

2009	Expected return rate on plan assets	Future salary growth rate	Medical care cost growth rate	Annual nominal index of private pension benefit restatement	Increase in medical services use according to age	Expected age to qualify for the use of medical services	Expected retirement age

PBS/Visão Telesp/Visão Assist/Visão T.Data	10.84%	PBS: 6.14% Visão: 6.79%	N/A	4.60%	N/A	N/A	First age entitled to one of the benefits
CTB	N/A	N/A	N/A	4.60%	N/A	N/A	First date on which it becomes eligible for Social Security benefit
PAMA	9.84%	N/A	7.73%	N/A	4.00%	5% upon reaching 52 years old and 10 years participating; 3% for each subsequent year; 100% in eligibility for regular retirement	N/A
PBS-A	9.86%	N/A	N/A	4.60%	N/A	N/A	N/A

Note: These are all nominal rates, except for medical services claim frequencies.

In addition to the above-mentioned assumptions, other assumptions common to all plans were adopted, as follows:

•	Actuarial liability discount-to-present-value rate: 9.83%;
•	Inflation rate: 4,60%;
•	Capacity factor for salaries and benefits: 98%;
•	Turnover: 0.15(years of service +1), zero from age 50;
•	Disability entry table: Mercer Disability;
•	Actuarial Table: AT83 segregated by sex; and
•	Disability mortality table: IAPB-57.

i. Expected long-term investment return

	2010	2009
Percentage of allocation of plan assets
Capital instruments	14.28%	12.49%
Debt instruments	85.09%	87.20%
Other	0.63%	0.31%
	100%	100%

Expected return from plan assets
Capital instruments	15.61%	14.94%
Debt instruments	10.82%	9.98%
Other	10.25%	9.83%
Total	11.50%	10.60%

Expected long-term investment return rates related to the plans assessed were selected by the Company, being determined based on expected long-term profitability, considering long-term projections provided by Tendências Consultoria and ANBIMA data, among others, as follows:

▪	Variable income assets: risk premium estimated by Mercer (actuarial advisor) history;
▪	Fixed income securities: weighted average rate based on National Treasury Bills (LTN) available and National Treasury Notes – F Series (NTN-F) market portfolio;
▪	Assets linked to inflation: weighted average rate based on NTN-B and NTN-C portfolio available in the market;
▪	Foreign exchange securities: average SELIC rate weighted by the foreign exchange variation rate projected for the following ten years;
▪	Fixed income assets: average internal nominal interest rate variation, projected for the following 10 years;
▪	Loans to participants: the higher rate between CDI and the plan actuarial goal is considered;
▪	Properties: the plan actuarial goal used was that of its administrator.

j. History of assets and obligations observed

	2010	2009	2008	2007	2006

Liabilities present value	419,050	386,722	337,480	257,787	230,717
Fair value of assets	306,949	289,239	253,695	232,378	199,318
Deficit	112,101	97,483	83,785	25,409	31,398
Adjustment for liabilities experience (%)	1.29%	7.77%	11.83%	6.87%	14.11%
Adjustment for liabilities experience (amounts)	5,397	30,043	39,929	17,709	32,557
Adjustment for assets experience (%)	(0.44%)	(6.85%)	(3.39%)	(9.65%)	(7.42%)
Adjustment for assets experience (amounts)	(1,352)	(19,826)	(8,598)	(22,428)	(14,794)

k. Estimates of benefits payable within the following years

	2011	2012	2013	2014	2015	2016 -thereof

Defined pension plan	24,986	25,758	26,547	27,372	28,237	1,069,246

l. Significant considerations on PAMA Plan

The effect of a one percent increase and the effect of one percent decrease in medical cost trend rates are as follows:

a)	+1% in nominal growth rate of medical costs

Effect on current service cost and on interest on actuarial liabilities	3,815
Effect on liabilities present value	44,541

b)	-1% in nominal growth rate of medical costs

Effect on current service cost and on interest on actuarial liabilities	(3,437)
Effect on liabilities present value	(36,077)

31.	Financial instruments

The Company and its subsidiaries made a valuation of their financial assets and liabilities in relation to market values based on available information and appropriate valuation methodologies. However, the interpretation of market information, as well as the selection of methodologies, requires considerable judgment and reasonable estimates in order to produce adequate realizable values. As a result, the estimates presented do not necessarily indicate the amounts which might be realized in the current market. The use of different market approaches and/or methodologies may have a significant effect on the estimated realizable values.

The table below shows a breakdown of financial assets and liabilities as of December 31, 2010.

	Fair value		Amortized cost		Fair value hierarchy
Financial assets	Measured at fair value through profit or loss	Available for sale	Loans and receivables	Investments held to maturity	Level 1 Market price	Level 2 Estimated based on other market data	Total Book Value	Total Fair Value
Current assets
Cash and cash equivalents (note 5)	-	-	1,556,715	-	-	-	1,556,715	1,556,715
Derivatives	166	-	-	-	-	166	166	166

Noncurrent assets
Interests in other companies	-	42,708	-	-	42,708	-	42,708	42,708
Amounts linked to the National Treasury Securities (note 9)	-	-	-	12,884	-	-	12,884	12,884

Total financial assets	166	42,708	1,556,715	12,884	42,708	166	1,612,473	1,612,473

Financial liabilities	Measured at fair value through profit or loss	Amortized cost	Hedge	Level 1 Market price	Level 2 Estimated based on other market data	Total Book Value	Total Fair Value
Current liabilities
Loans and financing (Note 16)	-	420,412	-	-	-	420,412	420,412
Derivatives	696	-	8,806	-	9,502	9,502	9,502

Noncurrent liabilities
Loans and financing (Note 16)	-	1,405,314	-	-	-	1,405,314	1,405,314
Derivatives	-	-	18,542	-	18,542	18,542	18,542

Total financial liabilities	696	1,825,726	27,348	-	28,044	1,853,770	1,853,770

Interests in other companies

The Company has direct and indirect interests in other companies resulting from the privatization process. These investments, measured at market value, consider the latest quotation available in December 31, 2010 and 2009.

The table below shows the composition of investments in other companies at market value as of December 31, 2010 and 2009:

	% of Interest	2010	2009	01/01/2009

Portugal Telecom	0.91	-	227,702	210,431
Zon Multimédia	0.52	12,226	17,654	19,531
Other investments		30,483	39,703	35,416

Total		42,709	285,059	265,378

Risk management policy

The Company is exposed to several market risks as a result of its commercial operations, debts obtained to finance its activities and debt-related financial instruments.

The principal market risk factors that affect the Company’s business are detailed below:

a)	Exchange rate risk

This risk arises from the possibility that the Company may incur losses due to exchange rate fluctuations, which would increase the financial expenses of loans denominated in foreign currency.

At December  31, 2010, 0,95% (0,65% at December 31, 2009) of the financial debt was denominated in foreign currency (US dollar). The Company has enter into derivative transactions (exchange rate hedge) with financial institutions to protect itself against exchange rate variation on its gross debt in foreign currency (R$17,304 at December 31, 2010 and R$ 23,006 at December 31, 2009).

In view of this at December 31, 2010 and 2009, the entirety of the debt was covered by asset positions on currency hedge transactions  swap for CDI.

There is also the exchange rate risk related to nonfinancial assets and liabilities in foreign currency, which can lead to a lower amount receivable or higher amount payable, depending on exchange rate variation in the period.

As from May 2010, hedge operations were contracted to minimize the exchange rate risk related to these non-financial assets and liabilities in foreign currency. This balance is subject to daily changes due to business dynamics, however, the Company aims to cover the net balance of these rights and obligations (US$3,380 receivable and €37,784 receivable at December 31, 2010) to minimize the related foreign exchange risk.

b)	Interest rate risk

This risk arises from the possibility of the Company incurring losses due to changes in internal interest rates, which may affect negatively derivatives in liability positions (exchange rate hedges) contracted at floating interest rates (CDI).

The debt taken out from BNDES bank is indexed by the TJLP (Long Term Interest Rate quarterly set by the National Monetary Council), which was kept at 6,0% per annum since July 2009.

The Company invests cash surplus of R$1,547,785 (R$2,266,896 at December 31, 2009), mainly in short-term financial investments (Bank Deposit Certificates) based on CDI variation, thus generating exposure to variable internal interest rate (CDI). The book value of these instruments approximates market, since they are redeemable within a short term.

c)	Debt acceleration risk

As of December 31, 2010, the Company had one financing agreement in force, containing restrictive clauses (covenants), typically applicable to such agreements, relating to cash generation, debt ratios and other restrictions. These covenants – which could otherwise demand payment of liabilities at an earlier time – have been fully performed by the Company, and all economic and financial indexes contractually provided have been achieved.

 d)  Credit risk

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

As of December 31, 2010, the Company’s customer portfolio had no subscribers whose receivables were individually higher than 1% of the total accounts receivable from services.

The Company is also subject to credit risk arising from short-term investments, letters of guarantee received as collateral in connection with certain operations and receivables from swap transactions. The Company controls the credit limit granted to all counterparties and diversifies such exposure among top-rated financial institutions.

As far as to credit risks are concerned, the Company represents low risk to the market, with good financial indicators and stable operations, being classified as “investment grade” by one of the most well regarded international rating agencies.

Derivatives

All the Company’s derivative instruments have the objective of providing a hedge against the risk of variation in exchange rates arising from assets and liabilities in foreign currency, according to the Company’s risk management policy. As such, any changes in risk factors generate an opposite effect on the hedged end. There are no derivative instruments for speculative purposes and liabilities in foreign exchange are hedged.

The Company has internal controls over its derivative instruments, which, according to management, are adequate to control the risks associated with each market strategy. The Company’s results derived from its derivative financial instruments indicate that the risks have been adequately managed.

The Company and its subsidiaries determine the effectiveness of the derivative instruments entered into to hedge its financial liabilities upon origination and on an ongoing basis (quarterly). As of December 31, 2010, the derivative instruments taken were effective for the debts they are intended to provide coverage. Provided these derivatives contracts qualify as hedge accounting, the debt hedge may also be adjusted at fair value as per the rules applicable to fair value hedge.

Fair value of derivative financial instruments

The discounted cash flow method was used to determine the market value of finance liabilities (where applicable) and derivative instruments (foreign currency swap), considering expected settlement of liabilities or realization of assets and liabilities at the market rates prevailing at balance sheet date.

Fair values are calculated by projecting future operating flows, using BM&F Bovespa curves, and discounting to present value through market DI rates for swaps, as informed by BM&F Bovespa.

The market values of exchange rate derivatives was obtained through market currency rates in force at the balance sheet date and projected market rates were obtained from currency coupon curves. The coupon for positions indexed to foreign currencies was determined using the 360-calendar-day straight-line convention; the coupon for positions indexed to CDI was determined using the 252-workday exponential convention.

The consolidated derivative financial instruments shown below are registered with CETIP. All of them are classified as swaps and do not require margin deposits.

		Notional Value		Fair value		Accumulated effect in 2010
Description	Index	2010	2009	2010	2009	Amount receivable	Amount payable

Swap Contracts

Assets
Foreign currency (a)		19,608	26,351	17,306	23,010	-	-
BES	USD	3,155	3,155	2,654	2,718	-	-
Votorantim	USD	16,453	23,196	14,652	20,292	-	-

Variable rates (b)		-	1,500,000	-	1,514,243	-	-
Banco do Brasil	CDI + Pre	-	500,000	-	504,748	-
Citibank	CDI + Pre	-	400,000	-	403,798	-
HSBC	CDI + Pre	-	400,000	-	403,798	-	-
Votorantim	CDI + Pre	-	200,000	-	201,899	-	-

Variable rates		86,954	-	86,537	-	166	-
Banco do Brasil	CDI	51,025	-	50,647	-	-	-
Citibank	CDI	22,047	-	22,048	-	-	-
Citibank	CDI	10,012	-	9,980	-	166	-
HSBC	CDI	3,870	-	3,862	-	-	-

Liabilities
Variable rates (a)		(19,608)	(26,351)	(44,654)	(54,681)	-	(27.348)
BES	CDI	(3,155)	(3,155)	(7,185)	(6,547)	-	(4.531)
Votorantim	CDI	(16,453)	(23,196)	(37,469)	(48,134)	-	(22.817)

Variable rates (b)		-	(1,500,000)	-	(1,513,670)	-	-
Banco do Brasil	CDI	-	(500,000)	-	(504,543)	-	-
Citibank	CDI	-	(400,000)	-	(403,657)	-	-
HSBC	CDI	-	(400,000)	-	(403,649)	-	-
Votorantim	CDI	-	(200,000)	-	(201,821)	-	-

Foreign currency		(86,954)	-	(87,068)	-	-	(696)
Bradesco	EUR	(51,025)	-	(51,125)	-	-	(478)
Citibank	EUR	(22,047)	-	(22,253)	-	-	(205)
Citibank	EUR	(10,012)	-	(9,814)	-	-	-
HSBC	USD	(3,870)	-	(3,876)	-	-	(13)

Total recognized						166	(28,044)

a)
Swaps of foreign currency (USD) x CDI (R$17,306) – swap operations in american dollars with several maturities until 2014, with the objective of hedging foreign exchange variation for loans and non-financial commitments, net (debt fair value of R$17,644 and nonfinancial commitments of R$ 17,304).

b)
CDI percentage Swap x foreign currency (Euro and Dollar) (R$ 83,192 in Euro and R$ 3,876 in U.S. Dollars) swap contracts with maturities until March 31, 2011, with objective of hedging exchange variation for amounts receivable in Euro (book value of R$84,122) and Dollar (book value of R$ 5,632).

The expected maturities of swap contracts as of December 31, 2010 is as follows

Swap contracts	Maturity
	2011	2012	2013	2014 Thereafter	Amount payable/ receivable at 12/31/2010

Foreign Currency x CDI	(8,805)	(7,933)	(7,265)	(3,344)	(27,347)
BES	(4,530)	-	-	-	(4,530)
VOTORANTIM	(4,275)	(7,933)	(7,265)	(3,344)	(22,817)

CDI X Foreign Currency	(530)	-	-	-	(530)
CITIBANK	(39)	-	-	-	(39)
BRADESCO	(478)	-	-	-	(478)
HSBC	(13)	-	-	-	(13)

For purpose of preparing the consolidated financial statements, the Company adopted hedge accounting only for its foreign currency X CDI swap operations providing financial debt hedge. Under this methodology, both the derivative and the risk covered  are stated at fair value.

For the year ended December 31, 2010, derivative operations generated a net consolidated loss of R$2,179 (note 25). At December 31, 2010, currency hedge transactions generated a net consolidated loss of R$2,260. On June 30, 2010 the Company settled its operations involving swap – CDI + spread vs %CDI, in the principal amount of R$1,500,000, to cover fixed debentures spread, which generated gains of R$80.

At December 31, 2010, the balance of R$166 is recorded as assets and R$28,044 as liabilities, recognizing the position of derivatives as of that date.

Sensitivity analysis of the Company’s risk variables

CVM Deliberation 604/09 requires listed companies to disclose, in addition to the provisions of Technical Pronouncement CPC No. 40 Financial Instruments: Disclosure (equivalent to IFRS 7), a table showing the sensitivity analysis of each type of market risk inherent in financial instruments considered relevant by management and to which the Company is exposed at the closing date of each reporting period, including all operations involving derivative financial instruments.

In compliance with the foregoing, all the operations involving derivative financial instruments were evaluated considering a probable scenario and two scenarios that may adversely impact the Company.

The assumption taken into consideration under the probable scenario was to keep the maturity date of each transaction, what has been signaled by the market through BM&FBovespa market curves (currencies and interest rates). Accordingly, the probable scenario does not provide for any impact on the fair value of the derivative financial instruments mentioned above. For scenarios II and III, risk variables contemplated 25% and 50% deterioration, respectively, pursuant to the applicable CVM instruction.

Considering that the Company has derivative instruments only to cover its assets and liabilities in foreign currency, the changes in scenarios are offset by changes in the related hedged items, thus indicating that the effects are practically null. For these operations, the Company reported the value of the hedged item and of the derivative financial instrument on separate rows in the sensitivity analysis table in order to provide information on the Company’s net exposure for each of the three mentioned scenarios, as shown below:

Sensitivity analysis – Net exposure

Operation	Risk	Probable	25% Decrease	50% Decrease

Hedge (Assets)	Derivatives (Risk of USD decrease)	17,306	21,887	26.578
USD-denominated debt	Debts (Risk of USD increase)	(17,304)	(21,885)	(26.577)
	Net Exposure	2	2	1

Hedge (Liabilities)	Derivatives (Risk of EUR increase)	(83,192)	(104,130)	(125.125)
Non-financial assets in EUR	Asset (Risk of EUR decrease)	84,122	105,153	126.183
	Net Exposure	930	1,023	1.058

Hedge (Liabilities)	Derivatives (risk of USD increase)	(3,876)	(4,847)	(5.818)
Non-financial assets in USD	Asset (Risk of USD decrease)	5,632	7,041	8.449
	Net Exposure	1,756	2,194	2.631

Hedge (Assets - CDI)	Derivatives (Risk of CDI decrease) Net Exposure	41,886	40,317	38.653

Total net exposure in each scenario		44.574	43,535	42,344

Effect on changes in fair value, net		-	(1,039)	(2,230)

Assumptions for analysis of sensitivity

Risk variable	Probable	25% Decrease	50% Decrease
USD	1.6662	2.0828	2.4993
EUR	2.2264	2.7830	3.3396
CDI	10.64%	13.30%	15.96%

To determine the net exposure of the sensibility analysis, all derivatives were considered at market value and only (hedged elements) classified under accounting method were also considered at fair value.

The fair values shown in the table above are based on the status of the portfolio as of December 31, 2010, not reflecting an estimated realization in view of the market dynamics, always monitored by the Company. The use of different assumptions may significantly impact estimates.

* * * * * * * * * * * * * * * * *
Milton Shigueo Takarada
Accountant
CRC - 1SP138816/O-8
* * * * * * * * * * * * * * * * *