Form 20-F
period 2011-12-31
TELEFONICA BRASIL S.A.
filed 2012-04-20
CIK 1066119

As filed with the Securities and Exchange Commission on April 20, 2012

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2011

OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report________________
For the transition period from ________________ to ________________

Commission file number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of Registrant as specified in its charter)

TELEFÔNICA BRAZIL S.A.
(Translation of Registrant’s name into English)

Federative Republic of Brazil
(Jurisdiction of incorporation or organization)

Rua Martiniano de Carvalho, 851 – 21st floor
01321-001 São Paulo, SP, Brazil
(Address of principal executive offices)

Gilmar Roberto Pereira Camurra
Telephone +55 11 7420 1172, Fax. +55 11 7420 2240
Avenida Chucri Zaidan, 860, 04583-110, São Paulo, SP, Brazil
Email: ri.telefonicabr@telefonica.com.br
(Name, Telephone, Email and/or Facsimile and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Preferred Shares, without par value	New York Stock Exchange*
American Depositary Shares (as evidenced by American Depositary Receipts), each representing one share of Preferred Stock	New York Stock Exchange

*	Not for trading purposes, but only in connection with the registration on the New York Stock Exchange of American Depositary Shares representing those Preferred Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

The number of outstanding shares of each class as of December 31, 2011 was:

Title of Class	Number of Shares Outstanding
Shares of Common Stock	381,347,371
Shares of Preferred Stock	742,537,273

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  ☒ Yes   ☐ No

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
☐ Yes  ☒ No

i

INTRODUCTION

References in this annual report to “Telefônica Brasil,” “we,” “our,” “us,” “our company” and “the company” are to Telefônica Brasil S.A. and its consolidated subsidiaries (unless the context otherwise requires). All references in this annual report to:

•	“ADRs” are to the American Depositary Receipts evidencing our ADSs;

•	“ADSs” are to our American Depositary Shares, each representing one share of our nonvoting preferred stock;

•	“ANATEL” are to Agência Nacional de Telecomunicações – ANATEL, the Brazilian telecommunication regulatory agency;

•	“BM&FBOVESPA” are to the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros, the São Paulo stock exchange;

•	“BNDES” are to Banco Nacional de Desenvolvimento Econômico e Social, the Brazilian Development Bank;

•	“Brazil” are to the Federative Republic of Brazil;

•	“Brazilian Central Bank,” “BACEN,” “Central Bank of Brazil” or “Central Bank” are to the Banco Central do Brasil, the Brazilian Central Bank;

•	“Brazilian Corporate Law” are to Law No. 6,404 of December 15, 1976, as amended;

•	“CADE” are to Conselho Administrativo de Defesa Econômica, the Brazilian competition authority;

•	“CDI” are to Certificado de Depósito Interbancário, the Certificate for Interbank Deposits;

•	“Ceterp” are to Centrais Telefônicas de Ribeirão Preto;

•	“Celular CRT” are to Celular CRT Participações S.A. and its consolidated subsidiary, formerly Vivo subsidiaries before Vivo’s corporate restructuring;

•	“CMN” are to the Conselho Monetário Nacional, the Brazilian Monetary Council;

•	“Commission” or “SEC” are to the U.S. Securities and Exchange Commission;

•
“Corporate Law Method” is the accounting practice to be followed in the preparation of our financial statements for regulatory and statutory purposes under Brazilian Corporate Law and accounting standards issued by the CVM;

•	“CTBC Telecom” are to Companhia de Telecomunicações do Brasil Central;

•	“CTBC Borda” are to Companhia Brasileira Borda do Campo – CTBC;

•	“CVM” are to the Comissão de Valores Mobiliários, the Brazilian Securities Commission;

•	“D.O.U.” are to the Diário Oficial da União, the Official Newspaper of the Brazilian Government;

•	“Federal District” are to Distrito Federal, the federal district where Brasilia, the capital of Brazil, is located;

•	“General Telecommunications Law” are to Lei Geral de Telecomunicações, as amended, the law which regulates the telecommunications industry in Brazil;

•	“Global Telecom” or “GT” are to Global Telecom S.A., formerly a Vivo subsidiary before Vivo’s corporate restructuring;

•	“IASB” are to International Accounting Standards Board;

•	“IBGE” are to Instituto Brasileiro de Geografia e Estatística, the Brazilian Institute of Geography and Statistics;

•	“IFRS” are to International Financial Reporting Standards, as issued by the IASB;

•	“IOF” are to Imposto sobre Operações de Crédito, Câmbio e Seguros, or tax on credit, exchange and insurance;

•	“IPCA” are to Índice Nacional de Preços ao Consumidor Amplo, the consumer price index, published by the Instituto Brasileiro de Geografia e Estatística;

•	“IST” are to Índice Setorial de Telecomunicações, the inflation index of the telecommunications sector;

•
“Number Portability” are to Portabilidade Numérica, the service mandated by ANATEL that provides customers with the option of keeping the same telephone number when switching telephone service providers;

•	“NYSE” are to the New York Stock Exchange;

•	“Oi” are to Oi S.A., the mobile operator branch of Telemar;

•	“PTAX” or “PTAX rate” are to the weighted average daily buy and sell exchange rates between the real and U.S. dollar that is calculated by the Central Bank;

•	“Real,” “reais” or R$ are to the Brazilian real, the official currency of Brazil;

•	“Speedy” are to broadband services provided by us through asymmetric digital subscriber lines, or ADSL;

•	“TCO” are to Tele Centro Oeste Celular Participações, which includes TCO’s “B” band subsidiary and NBT, formerly Vivo subsidiaries before Vivo’s corporate restructuring;

•	“TCP” are to TELESP Celular Participações S.A., Vivo’s predecessor company;

•	“TLE” are to Tele Leste Celular Participações S.A. and its consolidated subsidiaries, formerly Vivo subsidiaries before Vivo’s corporate restructuring;

•	“TSD” are to Tele Sudeste Celular Participações S.A. and its consolidated subsidiaries, formerly Vivo subsidiaries before Vivo’s corporate restructuring;

•	“Telebrás” are to Telecomunicações Brasileiras S.A.–Telebrás;

•	“Telemar” are to Telemar Norte Leste S.A. (controlled by Tele Norte Leste Participações S.A.);

•	“Telemig” or “Telemig Participações” are to Telemig Celular Participações S.A.;

•	“Telemig Celular” are to Telemig Celular S.A.;

•	“Telenorte” or “Tele Norte” are to Tele Norte Celular Participações S.A.;

•	“TELESP Celular” and “TC” are to TELESP Celular S.A., formerly a Vivo subsidiary before Vivo’s corporate restructuring;

•	“Telpart” are to Telpart Participações S.A.;

•	“TJLP” are to Taxa de Juros de Longo Prazo, or long-term interest rate;

•	“UMBNDES” are to a monetary unit of the BNDES, consisting of a currency basket of BNDES debt obligations in foreign currencies, which are mostly denominated in U.S. dollars;

•	“U.S. dollar,” “U.S. dollars” or “US$” are to U.S. dollars, the official currency of the United States;

•
 “Vivo” are to Vivo S.A., a wholly owned subsidiary of Telefônica Brasil, that conducts cellular operations including SMP (as defined in the “Glossary of Telecommunication Terms”), in the following areas:

•	“Areas 1 and 2,” the state of São Paulo (operations previously provided by TELESP Celular S.A.);

•	“Area 3,” the states of Rio de Janeiro and Espírito Santo (operations previously provided by Telerj Celular S.A., or Telerj, and Telest Celular S.A., or Telest);

•	“Area 4,” the state of Minas Gerais;

•	“Area 5,” the states of Paraná and Santa Catarina (operations previously provided by Global Telecom);

•	“Area 6,” the state of Rio Grande do Sul (operations previously provided by Celular CRT);

•
“Areas 7 and 8,” the central western and northern regions, including the states of Goiás, Tocantins, Mato Grosso, Mato Grosso do Sul, Rondônia, Acre, Amapá, Amazonas, Maranhão, Para and Roraima and in the Federal District (operations previously provided by Telegoias Celular S.A., or Telegoias, Telemat Celular S.A., or Telemat, Telems Celular S.A., or Telems, Teleron Celular S.A., or Teleron, Teleacre Celular S.A., or Teleacre, Norte Brasil Telecom S.A., or NBT and TCO);

•	“Area 9,” the states of Bahia and Sergipe (operations previously provided by Telebahia Celular S.A., or Telebahia, and Telergipe Celular S.A., or Telergipe); and

•	“Area 10,” the states of Pernambuco, Alagoas, Paraíba, Rio Grande do Norte, Ceará and Piauí.

•	“Vivo Participações” are to Vivo Participações S.A. (formerly TELESP Celular Participações S.A.) and its consolidated subsidiaries (unless the context otherwise requires); and

•	“Vivo brand” are to the brand used in Brazil in the operations of Vivo;

Unless otherwise specified, data relating to the Brazilian telecommunications industry included in this annual report were obtained from ANATEL.

The “Glossary of Telecommunications Terms” that begins on page 144 provides the definition of certain technical terms used in this annual report.

On October 3, 2011, our Extraordinary General Shareholders’ Meeting approved the merger, into the Company, of Vivo Participações S.A., with its subsequent extinguishment, as well as the modification of our corporate name from Telecomunicações de São Paulo S.A. – TELESP to Telefônica Brasil S.A.

As a result of such modification, the trade codes for our shares were also modified as of October 6, 2011 (inclusive), from TLPP3 (for the common shares) and TLPP4 (for the preferred shares) to VIVT3 and VIVT4, respectively, with the subsequent change of trading name to TELEF BRAZIL. The trade code for the ADRs, VIV, on New York Stock Exchange was not changed.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENT

This Annual Report contains statements that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this Annual Report can be identified, in some instances, by the use of words such as “will,” “expect,” “aim,” “hope,” “anticipate,” “intend,” “believe” and similar language or the negative thereof or by the forward-looking nature of discussions of strategy, plans or intentions. These statements appear in a number of places in this Annual Report including, without limitation, certain statements made in “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company,” “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” and include statements regarding our intent, belief or current expectations with respect to, among other things:

•	statements concerning our operations and prospects;

•	the size of the Brazilian telecommunications market;

•	estimated demand forecasts;

•	our capital expenditure plan;

•	our ability to secure and maintain telecommunications infrastructure licenses, rights-of-way and other regulatory approvals;

•	our strategic initiatives and plans for business growth;

•	industry conditions;

•	our funding needs and financing sources;

•	network completion and product development schedules;

•	expected characteristics of competing networks, products and services;

•	the outcome of certain legal proceedings;

•	regulatory and legal developments;

•	quantitative and qualitative disclosures about market risk;

•	other statements of management’s expectations, beliefs, future plans and strategies, anticipated developments and other matters that are not historical facts; and

•	other factors identified or discussed under “Item 3. Key Information—D. Risk Factors.”

Forward-looking information involves risks and uncertainties that could significantly affect expected results. The risks and uncertainties include, but are not limited to:

•	the short history of our operations as an independent, private-sector entity and the ongoing introduction of greater competition to the Brazilian telecommunications sector;

•	the cost and availability of financing;

•	uncertainties relating to political and economic conditions in Brazil as well as those of other emerging markets;

•	inflation, interest rate and exchange rate risks;

•	the Brazilian government’s telecommunications policy;

•	the Brazilian government’s tax policy;

•	the Brazilian government’s political instability; and

•	the adverse determination of disputes under litigation.

We undertake no obligation to publicly update or revise any forward-looking statements as a result of new information, future events or otherwise. Because of these risks and uncertainties, the forward-looking information, events and circumstances discussed in this annual report might not occur. Our actual results and performance could differ substantially from those anticipated in our forward-looking statements.

PRESENTATION OF FINANCIAL INFORMATION

We maintain our books and records in reais. We prepared our consolidated financial statements included in this annual report in accordance with IFRS.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying our accounting policies. Those areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in Note 3 to our consolidated financial statements.

Our financial statements prepared in accordance with IFRS were those as of and for the years ended December 31, 2011 and December 31, 2010 which were filed with the CVM, the local securities regulator in Brazil and made publicly available. The selected financial information for the Company included in “Item 3. Key Information—A. Selected Financial Data” should be read in conjunction with, and is qualified in its entirety by, the IFRS financial statements of the Company and “Item 5. Operating and Financial Review and Prospects” appearing elsewhere in this annual report.

The consolidated financial statements as of December 31, 2011 and 2010 are in compliance with the IFRS, as issued by the International Accounting Standards Board (IASB) and also with the pronouncements, interpretations and guidance issued by Accounting Standards Committee (Comitê de Pronunciamentos Contábeis – “CPC”) in place on December 31, 2011, which include the new pronouncements, interpretations and amendments issued by the IASB and IFRIC (IFRS Interpretations Committee) which entered into force as of January 1, 2011.

Our first adoption of IFRS to consolidated financial statements was for the year ended on December 31, 2010. Our financial statements as of the transition date for applying IFRS as of January 1, 2009 and the comparative period as of and for the year ended December 31, 2009 have been restated to reflect adjustments made as a result of the adoption of IFRS.  These consolidated financial statements have been audited by Ernst & Young Terco Auditores Independentes S.S. (“E&Y” or “Ernst & Young”).

We have made rounding adjustments to reach some of the figures included in this annual report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Vivo Participações S.A. and Vivo S.A. are included in our financial statements for only nine months in 2011, therefore our results of operations in 2010 and 2009 are not fully comparable with our results of operations in 2011.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

Our consolidated financial statements are prepared in accordance with IFRS.

We maintain our books and records in reais.

Our consolidated financial statements for the years ended December 31, 2011 and 2010 are prepared in accordance with IFRS. The date for our first adoption of IFRS to our consolidated financial statements was December 31, 2010. As a result the financial information for the year ended December 31, 2009 have been restated from Brazilian GAAP to reflect the first adoption of IFRS.

The selected financial data presented below should be read in conjunction with our consolidated financial statements, including the notes thereto. Our consolidated financial statements included herein as of and for the years ended December 31, 2011, 2010 and 2009 have been audited by Ernst Young Terco Auditores Independentes S.S. The report of Ernst Young Terco Auditores Independentes S.S. on the consolidated financial statements appears elsewhere in this annual report.

On March 25, 2011, the Boards of Directors of Vivo Participações, our former subsidiary, and Telefônica Brasil approved the terms and conditions of the corporate restructuring of both companies, which was approved unanimously by the general meetings of shareholders of the two companies held on April 27, 2011.

The transaction consisted of the unification of the share base of fixed and mobile operators of the Telefônica group in Brazil through the merger of all shares of Vivo Participações into Telefônica Brasil, with Telefônica Brasil as the surviving entity. Telefônica Brasil exchanged each share of Vivo Participações held by shareholders of Vivo Participações for shares of Telefônica Brasil. The exchange of shares of Vivo Participações for shares of Telefônica Brasil was based on the exchange ratio of 1.55 shares of Telefônica Brasil for each share of Vivo Participações. Upon closing of the merger and the share exchange, Vivo S.A. remained our wholly owned direct subsidiary. The Company assessed the fair value of the assets acquired and the liabilities assumed from Vivo Participações S.A. as of March 31, 2011 for purposes of applying the acquisition method to the transaction as a business combination, and we consolidated and included Vivo Participações S.A. in our results of operations as of April 1, 2011.

The Company acquired 100% of shares of Vivo Participações S.A., amounting to R$31,222,630. See Note 1 and Note 4 to our consolidated financial statements. The Company’s consolidated financial statements include Vivo Participações S.A. and Vivo S.A. as of April 1, 2011. Vivo Participações S.A. and Vivo S.A. were included in the Company’s consolidated financial statements through the full consolidation method. Because Vivo Participações S.A. and Vivo S.A. are included in our financial statements for only nine months in 2011, our results of operations in 2010 and 2009 are not fully comparable with our results of operations in 2011.

In addition, Vivo Participações’ Board of Directors meeting held on June 14, 2011 approved a proposal to group the authorizations for the provision of SMP services (at the time held by Vivo Participações in the state of Minas Gerais and by Vivo S.A. in the other states of Brazil), bringing together the operations and the Authorization Terms for SMP services at Vivo S.A.

This corporate restructuring took place on October 1, 2011 by the transfer of assets, rights and liabilities related to the operation of SMP services in Minas Gerais from Vivo Participações to Vivo S.A. Upon completion of this transfer, Vivo Participações became a holding company.

In accordance with the provisions of Law No. 6,404/76, a specialized company was engaged to prepare a valuation study for the part of Vivo Participações’ net assets corresponding to SMP operations in the state of Minas Gerais that were transferred to Vivo S.A., as well as for the net equity of Vivo Participações that was absorbed into the Company.

Accordingly, under the terms of article 226, paragraphs I and II of Law No. 6,404/76, shares held by the Company in Vivo Participações were cancelled. Upon conclusion of the corporate restructuring on October 3, 2011, Vivo Participações was merged into the Company and Vivo S.A. became the Company’s full subsidiary, thus simplifying and rationalizing our corporate structure.

The following tables present a summary of our selected financial data at the dates and for each of the periods indicated. You should read the following information together with our audited consolidated financial statements and the notes thereto included elsewhere in this annual report and with “Item 5. Operating and Financial Review and Prospects.”

	Year ended December 31,
Income Statement Data:	2011	2010	2009
IFRS	(in millions of reais, except for share and per share data)
Net operating revenue	29,129	15,798	15,852
Cost of goods and services	(14,728)	(8,845)	(9,236)
Gross profit	14,401	6,953	6,616
Operating expenses, net	(8,603)	(3,391)	(3,221)
Equity in earnings (losses) of associates	–	2.9	19.0
Operating income before financial expense, net	5,797	3,566	3,414
Financial expense, net	(140)	(121)	(189)
Income before tax and social contribution	5,658	3,445	3,225
Income tax and social contribution	(1,296)	(1,046)	(1,021)
Net Income	4,362	2,399	2,204
Attributable to:
Controlling shareholders	4,355	2,398–	2,204
Non-controlling shareholders	7	–	–
Basic and diluted earnings per share:
Common Shares	4.40	4.45	4.08
Preferred Shares	4.84	4.89	4.49
Cash Dividends per share in reais, net of withholding tax:
Common Shares	4.78	3.62	2.56
Preferred Shares	5.26	3.98	2.81

	As of December 31,
Balance Sheet Data:	2011	2010	2009

IFRS	(in millions of reais, except where indicated)
Property, plant and equipment, net	17,154	10,201	9,672
Total assets	65,490	19,966	20,643
Loans and financing—current portion	988	420	1,768
Loans and financing—noncurrent portion	3,959	1,405	1,752
Shareholders’ equity	43,331	11,667	11,300
Attributable to:
Controlling shareholders	43,326	–	–
Noncontrolling shareholders	5	–	–
Capital stock	37,798	6,575	6,575
Number of shares outstanding (in thousands)	1,123,884	505,841	505,841

	Year ended December 31,
Cash Flow Data:	2011	2010	2009
IFRS	(in millions of reais, except where indicated)
Operating activities:
Net cash provided by operations	8,141	4,532	4,449
Investing activities:
Net cash used in investing activities	(2,029)	(1,659)	(2,296)
Financing activities:
Net cash used in financing activities	(4,729)	(3,594)	(1,618)
Increase (decrease) in cash and cash equivalents	1,383	(720)	536
Cash and cash equivalents at beginning of year	1,557	2,277	1,741
Cash and cash equivalents at end of year	2,940	1,557	2,277

Exchange Rates

The Brazilian Central Bank allows the real/U.S. dollar exchange rate to float freely and has intervened occasionally to control the exchange rate volatility. However, the exchange market may continue to be volatile, and the real may depreciate or appreciate substantially in relation to the U.S. dollar. The Brazilian Central Bank or the Brazilian government may intervene in the exchange rate market.

Since March 17, 2008, Brazilian exporters have been allowed to keep 100% of income from exports outside of Brazil. In addition, the foreign exchange mechanism was simplified to provide for the simultaneous purchase and sale of foreign currency through the same financial institution and using the same exchange rate.

In October 2009, the Brazilian government increased the tax rate related to foreign investments in the Brazilian financial and capital markets from 0% to 2%, including investments made pursuant the Brazilian Monetary Council (Conselho Monetário Nacional), or CMN, Resolution No. 2,689, dated January 26, 2000, as amended. The Tax on Financial Transactions (Imposto sobre Operações Financeiras), or IOF tax, applies upon conversion of foreign currency into Brazilian reais related to equity or debt investments by foreign investors in the Brazilian stock exchanges or the over-the-counter, or OTC, market, as well as private investment funds, Brazilian treasury notes and other fixed income securities.

On October 5, 2010, the Brazilian government announced measures to respond to the real appreciation by increasing the IOF tax rate to 4% on foreign exchange transactions related to foreign investments in the financial and capital markets, except for variable income investments traded on the stock exchange, which remained at 2%. However, the increase failed to achieve its intended goal of curbing the appreciation of the Brazilian currency in comparison to the U.S. dollar.

On October 18, 2010, new increases in the IOF tax rate were announced by the Brazilian government, which adopted a 6% tax rate for foreign exchange transactions and for the investments of foreign investors in accordance with the margin requirements for transactions with future instruments on the BM&FBOVESPA. The IOF tax rate remains at zero on exchange transactions for outflow of these funds as well as for proceeds received as a result of initial public offerings. The conversion of Brazilian currency into foreign currency for purposes of paying dividends for ADS programs is not subject to taxation.

On January 6, 2011, the Central Bank of Brazil published Circular 3,520, which imposes a 60% minimum reserve deposit for any financial operations exceeding US$3 billion.

On July 26, 2011, the Brazilian government issued Decree 7,536, increasing the IOF tax rate to 1% on the acquisition, sale and maturity of derivative contracts that result in short positions in relation to the previous day, as a way to reduce short positions in foreign exchange rate.

The following tables set forth the exchange rate (rounded to the nearest tenth of a cent), expressed in reais per U.S. dollar (R$/US$) for the periods indicated, as reported by the Central Bank.

	Exchange Rate of R$ per US$
Year ended December 31,	Low	High	Average(1)	Period-End
2007	1.732	2.156	1.929	1.771
2008	1.559	2.500	1.833	2.337
2009	1.741	2.378	1.990	1.741
2010	1.655	1.880	1.759	1.665
2011	1.535	1.902	1.671	1.876

Source: Central Bank of Brazil, PTAX.

(1)	Represents the average of the exchange rates (PTAX) on the last day of each month during the relevant period.

	Exchange Rate of R$ per US$
Month	Low	High	Average(2)	Period-End
September 2011	1.604	1.902	1.729	1.854
October 2011	1.689	1.886	1.785	1.689
November 2011	1.727	1.894	1.781	1.811
December 2011	1.783	1.876	1.834	1.876
January 2012	1.739	1.868	1.804	1.739
February 2012	1.702	1.738	1.720	1.709
March 2012	1.715	1.833	1.774	1.822
April 2012 (through April 19)	1.826	1.887	1.856	1.887

Source: Central Bank of Brazil, PTAX.

(2)	Represents the average of the exchange rates (PTAX) of the lowest and highest rates in the month.

On April 19, 2012, the exchange rate was R$1.887 to US$1.00. The real/dollar exchange rate fluctuates and, therefore, the exchange rate at April 19, 2012 may not be indicative of future exchange rates.

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

The international economy remains subject to risks and adjustments arising from the international financial crisis. The international financial system remains susceptible to unfavorable credit and liquidity conditions. Foreign and national financial institutions, including some of the largest commercial banks, investment banks, mortgage lenders, guarantors and mortgage insurance companies, could continue to experience significant difficulties, including runs on their deposits and inadequate liquidity. Therefore, the prices of financial assets are likely to continue to reflect risk aversion, with increased volatility.

In an attempt to increase liquidity in the financial markets and prevent the failure of the financial system, various governments may continue to intervene in their financial systems, and perform tax adjustments. There is no assurance, however, that these measures will be successful in stabilizing conditions in international financial markets.

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

Brazil has historically experienced high rates of inflation. Inflation and certain of the government’s measures taken in the attempt to curb inflation have had significant negative effects on the Brazilian economy. In 2011, inflation measured by the Consumer Index (Índice de Preços ao Consumidor), or IPCA, reached 6.50%, in line with the upper limit established by the National Monetary Council, but above the central inflation target of 4.50%. In 2012, the Brazilian monetary policy will continue to use the IPCA for establishing the inflation target. The inflation target for 2012 is set at 4.50%, similar to 2011. If inflation rises beyond this target, the basic interest rates may rise, directly affecting the cost of our debt and indirectly reducing the demand for products and services related to telecommunications. In 2012, factors that may adversely affect consumer inflation are, among others, the international commodities prices, the impact of buoyant domestic economic activity on domestic prices and the indexation of prices and tariffs.

Since 2006, telephone fees for fixed line services have been indexed to the Index of Telecommunication Service, or IST, reduced by a productivity factor. The IST is a basket of national indexes that reflects the industry’s operating costs. As a result, this index serves to reduce potential discrepancies between our industry’s revenue and costs, and thus reduce the apparent adverse effects of inflation upon our operations.

The fee rate increase authorized by ANATEL, which references the IST, is reduced by a factor of productivity and applied cumulatively after a period of 12 months. This can cause increases in costs and salaries above and below that of our revenue, with adverse impacts on our profitability. Increases in interest rates may have a material adverse effect on our business.

The Monetary Policy Committee of the Brazilian Central Bank (Comitê de Política Monetária do Banco Central do Brasil), or COPOM, sets the target of the basic interest rate for the Brazilian financial system based on an expectation of convergence between the future inflation rate and the central inflation target. On December 31, 2011, the basic interest rate was 11.0% per year, compared to 10.75% per year on December 31, 2010. Further increases in the basic interest rate may occur throughout 2012 with adverse effects on our business. According to current market consensus, inflation measured by the IPCA will be higher than the established inflation target of 4.50% for 2012. As a result, the Central Bank may increase the SELIC rate (the Central Bank’s overnight rate) in 2012 to align inflation with the inflation target, which may adversely effect our business.

Fluctuations in exchange rates may adversely affect our ability to meet liabilities denominated or linked to foreign currencies or reduce our income in foreign currency, and may have a material adverse effect on the market value of our preferred shares and ADSs.

The exchange rate between the U.S. dollar and the Brazilian real has experienced significant fluctuations in recent years. Between 2000 and 2003, the real was devalued 67% against the U.S. dollar and gained 40% between 2004 and 2010, considering the annual average exchange rates. Between 2001 and 2011, the real appreciated by 29% against the U.S. dollar.

As of December 31, 2011, 19.32% of our R$6.20 billion total financial debt was denominated in U.S. dollars and UMBNDES. As of December 31, 2011, we had currency hedges in place to cover all of our financial foreign currency-denominated bank debt.

Part of the costs relating to our network infrastructure and services provided by outside vendors is payable or linked to payment by us in U.S. dollars. By contrast, our revenue is generated in reais, except income derived from hedging transactions, international long-distance interconnection and services to customers outside of Brazil.

To the extent that the value of the real decreases relative to the U.S. dollar or euro, our commitments linked to fluctuations in exchange rates or payable in foreign currencies becomes more expensive and in return our accounts receivable denominated in foreign currencies appreciate, which could adversely affect our revenue and expenses. However, 99.9% of the net balance of the transactions denominated in foreign currencies is covered by hedge transactions. Since May 2010, the Company began using net balance coverage, which is the coverage for net positions in foreign exchange exposures generated by invoices issued or received in foreign currencies, substantially reducing the Company’s risk to fluctuations in exchange rates. By periodically receiving invoices for the net balance coverage and determining the coverage of exposures, the Company’s corporate market risk department monitors its foreign exchange exposure and commitments linked to foreign currencies so as not to achieve a significant amount of exposure.

It should be noted that the IST, the current index applicable to telecommunication fees for fixed-line services, does not adequately reflect the true effect of exchange rate fluctuations. Thus, since 2006, telecommunication revenue, when converted to U.S. dollars, does not adequately reflect the true effect of exchange rate fluctuations, so that our results of operations could be adversely affected. See “––A. Selected Financial Data––Exchange Rates” for more information on exchange rates.

Political, economic and social developments and the perception of risk in other developed and emerging countries may adversely affect the Brazilian economy, our business, and the market price of Brazilian securities, including our preferred shares and ADSs.

The market for securities issued by Brazilian companies may be influenced, to varying degrees, by economic conditions in both emerging and developed market countries. The reaction of investors to developments in other countries may have an adverse impact on the market value of securities of Brazilian companies. Crises in other emerging countries or the economic policies of other countries may reduce investor demand for securities of Brazilian companies, including our preferred shares. Any of the foregoing developments may adversely affect the market value of our preferred shares and hinder our ability to access the capital markets and finance our operations in the future on acceptable terms and costs, or at all.

Exchange controls and restrictions on remittances abroad may adversely affect holders of our preferred shares and ADSs.

Brazilian law allows that, whenever there is a significant imbalance in Brazil’s balance of payments or a significant possibility that such imbalance will exist, the Brazilian government may impose temporary restrictions on capital outflows. Such restrictions could hinder or prevent the holders of our preferred shares or the custodian of our shares in Brazil, Banco Itaú Unibanco S.A. (acting as the agent for the depositary), from remitting dividends abroad. The Brazilian government imposed restrictions on capital outflows for a six-month period at the end of 1989. If similar restrictions are introduced in the future, they would likely have an adverse effect on the market price of our preferred shares and ADSs.

Risks Relating to the Brazilian Telecommunications Industry and Us

Extensive government regulation of the telecommunications industry and our concession may limit, in some cases, our flexibility in responding to market conditions, competition and changes in our cost structure or impact our fees.

Our business is subject to extensive government regulation, including any changes that may occur during the period of our authorization to provide telecommunication services. ANATEL, which is the main telecommunications industry regulator in Brazil, regulates, among other things:

•	industry policies and regulations;

•	licensing;

•	fees and tariffs;

•	competition, including, therefore, our ability to grow by acquiring other telecommunications businesses;

•	telecommunications resource allocation;

•	service standards;

•	technical standards;

•	quality standards;

•	interconnection and settlement arrangements; and

•	universal service obligations.

Brazil’s telecommunications regulatory framework is continuously evolving. The interpretation and enforcement of regulations, the assessment of compliance with regulations and the flexibility of regulatory authorities are all marked by uncertainty. We operate under authorization from the Brazilian government, and our ability to retain this authorization is a precondition to our success. However, because of the regulatory framework, we cannot provide assurances that ANATEL will not adversely modify the terms of our authorization. Furthermore, according to the terms of our operating authorizations, we are obligated to meet certain requirements and to maintain minimum quality, coverage and service standards. Failure by us to comply with these requirements may result in the imposition of fines or other government actions, including the termination of our operating authorizations. Any partial or total revocation of any of our operating authorizations would have a material adverse effect on our business, financial condition, revenues, results of operations and prospects. In recent years, ANATEL has also been reviewing and introducing changes in the applicable regulation, especially regarding the interconnection fees among telecommunications service providers in Brazil. Interconnection fees, which are fees charged by telecommunications service providers to each other to interconnect to each others’ networks, are an important part of our revenue base. To the extent that changes to the rules governing interconnection fees reduce the amount of interconnection fees we are able to collect, our businesses, financial conditions, revenues, results of operations and prospects could be materially adversely affected.

Therefore, our businesses, results of operations, revenues and financial conditions could be negatively affected by the actions of the Brazilian authorities, including, in particular, the following:

•	the introduction of new or stricter operational and/or service requirements;

•	the granting of operating licenses in our areas;

•	delays in the granting of, or the failure to grant, approvals for rate increases; and

•	antitrust limitations imposed by ANATEL and the CADE.

Brazilian antitrust regulation is based on Law No. 8,884 of June 11, 1994, which prohibits any practice or transactions aimed at restricting free competition, dominating the relevant market of goods or services, arbitrarily increasing profits, or abusively exercising a dominant market position. The Economic Law Office (Secretaria de Direito Econômico), or SDE, and the Secretariat for Economic Monitoring (Secretaria de Acompanhamento Econômico), or SEAE, also act towards promoting the principle of free, ample and fair competition among all providers, as well as toward correcting the effects of imperfect competition and repressing violations against economic order. We cannot continue to expand our growth through acquisition of other service providers given the antitrust objections of ANATEL along with the fact that we currently already render SMP service all over the country. Consolidation of other competitors in the telecommunications market will increase the competitive pressure on us due to the increase in their economies of scale and reduction of operational costs, and we may be unable to respond adequately to pricing pressures resulting from consolidation, which would adversely affect our business, financial condition and results of operations.

Our concession may be terminated by the Brazilian government under certain circumstances.

We operate our business under a concession granted by the Brazilian government. According to the terms of the concession, we are obligated to meet certain universal service requirements and to maintain minimum quality and service standards. For example, ANATEL requires that we satisfy certain conditions with respect to, among other things, expansion of our network to provide public pay-phone service for all locations with populations in excess of 100, expansion of our network to provide private individual telephone service for all locations with populations in excess of 300, and, with respect to quality of service, targets for the number of call completions. Our ability to satisfy these terms and conditions, as well as others, may be affected by factors beyond our control. Our failure to comply with the requirements of our concession may result in the imposition of fines up to R$50.0 million or other government actions, including the termination of our concession. Any partial or total revocation of our concession would have a material adverse effect on our financial condition and results of operations. Moreover, the concession agreements establish that all assets owned by the Company and which are indispensable to the provision of the services described in such agreements are considered reversible assets and are deemed to be part of the concession assets. The assets will be automatically returned to ANATEL upon expiration of the concession agreements, according to the regulation in force at that time. On December 31, 2011, the net book value of reversible assets is estimated at R$6.7 billion, which is comprised of switching and transmission equipment and public use terminals, external network equipment, energy equipment and system and operation support equipment.

The expiration date of the original concession agreements was December 31, 2005, but it has since been renewed as of December 22, 2005 for an additional 20-year term. The current concession agreements contain a provision allowing ANATEL to review the concession terms in 2015 and 2020. This provision permits ANATEL to update the renewed concession agreements with respect to network expansion, modernization and quality of service targets in response to changes in technology, competition in the marketplace and domestic and international economic conditions. On December 30, 2010, ANATEL amended the Company’s concession agreements to allow further amendments on May 2, 2011, December 31, 2015 and December 31, 2020. These further amendments may establish new conditions and targets for universal access and quality, taking into consideration the conditions prevailing at the time, including complementary resources.

Important mergers and acquisitions in the market should increase competition in the upcoming years.

In 2011, we faced a strong growth in the Brazilian mobile telecommunication market, considering the number of costumers and revenue, due to new marketing strategies targeted at stimulating clients to use more voice (local and long-distance calls) and data services. In the fixed market, however, we experienced weak growth. Our competitors have also started to bundle services and integrate their fixed and mobile operations to sell complete service pack to their clients and improve operational efficiency.

Some of the most important telecommunication groups in Brazil experienced a degree of merger and acquisition (M&A) activity in 2011. These have included TIM, a subsidiary of Telecom Italia, and Oi, which acquired a medium-size company that provides Wi-Fi services in public indoor areas, and the largest shareholder of which is Portugal Telecom.

Mergers and acquisitions may change the market dynamic, cause competitive pressure and force small competitors to find partners and may impact our business, in terms of operations, financial condition, marketing strategies and offering of products and promotions.

We face increasing competition from telecom service providers.

The cellular industry is growing fast, mainly because of increased competition. Our competitors have been using aggressive promotions to increase their client base and, as a result, market share (in particular TIM, which reassumed the second position in the mobile market and is challenging our leadership in the prepaid market). New marketing strategies stimulate clients to use more voice (unlimited minutes within the provider’s network, including long-distance calls) and mobile Internet (with the launch of prepaid and daily offers).

The increase in competition and the related potential loss in market share could have an adverse effect on our business, financial condition and results of operations.

Our results of operations may be negatively affected by the application of the SMP rules.

Under the SMP regime, our cellular subsidiaries receive payments for the use of their networks in accordance with a network usage payment plan, which includes outbound long-distance calls. Until June 30, 2004, SMP service providers were able to opt to establish a price cap or freely negotiate our interconnection charges. In early 2005, ANATEL began permitting free negotiations for mobile interconnection, or VU-M, fees and by July 2005, local-fixed concessionaires and mobile operators had reached a provisional agreement with respect to VU-M fees for local calls, or VC1 (the agreement guaranteed a 4.5% increase in mobile operators’ fees). ANATEL approved that provisional agreement and, in March 2006, approved another provisional agreement of a 4.5% increase for VU-M fees for long-distance calls, or VC2, VC3, and international calls, among the same operators that had made the VC1 agreement in July 2005. The current rule is the free negotiation of fees, subject to ANATEL regulations. In July 2007, ANATEL approved a provisional agreement among us and the fixed-line operators Telemar, Brasil Telecom,

CTBC Telecom and Sercomtel and the mobile operators for interconnection fees for VC1, VC2 and VC3 calls that provides for an annual adjustment of approximately 1.97% to interconnection fees in Region I (Telemar’s Region) and an annual adjustment of approximately 2.25% in Region II (Brasil Telecom’s Region) and Region III (Telefônica’s Region).

ANATEL also issued Regulation No. 460/2007 regarding Number Portability, implementing and developing fixed and wireless Number Portability in Brazil effective as of March 2009, with most costs being borne by the operators. For SMP, Number Portability is applied for wireless codes of access of the same registration area. As of December 2011, there were 242.2 million cell phones in Brazil. From the period beginning in September 2008, when Number Portability became effective, until December 31, 2011, 2,240,949 people changed out and 2,248,418 people changed into our subsidiaries as their mobile operator. For fixed operators, Number Portability is applied for fixed codes of access of the same local area. There can be no assurance that this new regulation will not have material adverse effects on the results of our operations.

We cannot predict whether the current regulatory regime will remain in place or whether any future regulatory change will have an adverse effect on our results of operations. We cannot assure you that the interconnection rates we negotiated will be upheld or that future negotiations will be as favorable as those that were previously set by ANATEL. If the readjustments that we negotiated are cancelled or if freely negotiated interconnection fees in the future are less favorable to us, our business, financial condition, revenues, results of operations and prospects will be adversely affected.

If the inflation adjustment index now applied to our prices is changed, the new index may not adequately reflect the true effect of inflation on our prices, which could adversely affect our results of operations.

The Brazilian government currently uses the General Price Index, or the IGP-DI (the Índice Geral de Preços Disponibilidade Interna), an inflation index developed by the Fundação Getúlio Vargas, a private Brazilian economic organization, in connection with the prices charged in the wireless telecommunications industry. Starting in 2010, the Brazilian government began regulating the telecommunications industry based on an economic model (FAC, or “Fully Allocated Costs”) that analyzes companies’ total costs based on a theoretical company’s costs and other factors. In connection with this model, the Brazilian government used a different inflation adjustment mechanism, the IST index. Under Resolution No. 438/2006, ANATEL will determine the reference cost of using mobile networks (RVU-M) for SMP providers who have significant market power, which will be used in the arbitration case by ANATEL to determine the VU-M fee. The inflation adjustment of the RVU-M value uses the IST index. In the auctions by SMP of new radio frequency bands, ANATEL has been using the IST index for determining the value of the installments to be paid for the licenses. If this new inflation adjustment mechanism, or any other mechanism chosen by the Brazilian government in the future, does not adequately reflect the true effect of inflation on our prices, our results of operations could be adversely affected.

ANATEL’s new regulation regarding interconnection and network usage fees could have an adverse effect on our results.

Since the beginning of 2005, ANATEL published the following new regulations on interconnection and network usage fees of SMP providers, some of which could have an adverse effect on our results: (1) new General Regulation of Interconnection (Regulamento Geral de Interconexão–Resolution No. 410/2005, or RGI); (2) the Regulation of Separation and Allocation of Costs (Resolution No. 396/2005); (3) the Regulation for Network Usage Fees of SMP providers (Regulamento de Remuneração pelo Uso de Redes de Prestadoras do SMP–Resolution No. 438/2006 and Resolutions No. 480/2007, 483/2007, 503/2008 and 549/2010) and the Regulation on the Criteria for Adjustment of Tariffs for Calls from STFC involving SMP or SME No. 576/2011 (Resolution No. 576/2011); (4) the Regulation for Usage of Spectrum in the 800, 900, 1800, 1900 and 2100 MHz bands (Resolution No. 454/2006); (5) the Regulation for Methodology of the Calculation of the WACC (Resolution No. 535/2009); (6) the Invitation Document No. 002/2007/SPV-ANATEL, relating to the auction organized by ANATEL of new 3G licenses, and stating that, in the maximum allowed period of eighteen months from April 30, 2008, the authorizations resulting from this auction must be combined with the existing SMP authorizations given to the bid winners when pertaining to the same region of the general authorization plan of SMP; and (7) the general plan for updating the Brazilian telecommunications regulation (Resolution No. 516/2008, or PGR). The following are some of the changes in the regulation that may adversely affect our results:

•
In the case of long-distance calls, two SMP providers controlled by the same economic group can receive only one instead of two interconnection charges (VU-M) for calls originated and terminated in their networks ((3) and (6) above).

•
New negotiation rules for VU-M fees by which ANATEL will have a role in determining reference prices rather than the current free-market negotiation of prices. The reference prices will apply to SMP providers that have significant market power, which may be the case of Vivo (according to Resolution No. 549/2010, only the groups that include SMP operators with market share in mobile telephony lower than 20% combined in each one of the regions of the General Plan of Authorizations of SMP are considered groups without significant market power in the offer of mobile interconnection, in their respective areas of authorization) ((3) and (7) above (Resolution No. 549/2010 results of Public Consultation No. 5/2010).

•
The free negotiation of the VU-M fee is the current rule. The reference price will only be used as a base in case of a conflict resolution related to the VU-M fee agreement. In the near future, ANATEL may issue a new regulation that will consider groups with significant market power those who have, among others: economies of scale and scope, market share within certain parameters and possibly for the providers that have integrated operation on the SMP and STFC.

•
Reference prices were cost based commencing in 2008 in compliance with Resolution No. 483/2007. The prices are calculated according to the regulation on Costs Separation and Allocation (Resolution No. 396/2005) ((2) and (3) above).

•	VU-M fees must follow the discounts granted to fixed telephony customers for out-of-business hours calls ((3) above).

•	When receiving calls from public telephones, VU-M fees will adopt the same fee rules that apply to public telephones ((3) above).

•	Creation of VU-M fee unification among SMP providers of the same economic group with significant market power ((3), (6) and (7) above).

•
The interconnection payments between SMP operators for traffic in the same registration area may occur independently of the traffic balance between the operators (this regime is referred to as “full billing”) ((1) and (3) above). Before the adoption of the above-mentioned regulation, payments between SMP operators for traffic in the same area only occurred when the traffic balance between any two companies was either less than 45% or in excess of 55% (this regime is referred to as “partial bill and keep”).

•
The Invitation Document 002/2007/SPV-ANATEL relates to the auction organized by ANATEL in December 2007 of new licenses (3G licenses) for the 1900-2100 MHz radio frequency bands denominated the “F,” “G,” “I” and “J” bands, and states that, in the maximum allowed period of eighteen months from the publication of the Terms of Authorization on April 30, 2008, the authorizations resulting from this auction will be combined with the existing SMP authorizations given to the bid winners when pertaining to the same region of the general authorization plan of SMP. Vivo and Vivo Participações acquired spectrum licenses for the “J” band in regions where we hold SMP licenses. In addition, the Invitation Document modifies the rule for the renewal of radio frequency licenses and includes in the calculation of operating profits the compensation received for the use of the SMP network together with the profits earned from the service plans. In accordance with this Invitation Document, in January 2010, ANATEL published an act determining the unification of our SMP authorizations in Regions II (states of Paraná, Santa Catarina, Rio Grande do Sul, Goiás, Tocantins Mato Grosso do Sul, Mato Grosso, Rondônia, Acre and the Federal District) and III (state of São Paulo) of the PGA-SMP, with only one SMP authorization for each one of these Regions (Terms of Authorization Nos. 005/2010 and 006/2010, signed in January 2010, for Region II and III, respectively). Moreover, ANATEL also determined that, from November 1, 2009 (eighteen months from April 30, 2008), in each Region of the PGA-SMP, the VU-M fee must be unified for that Region (two SMP providers controlled by the same economic group can receive only one instead of two interconnection charges (VU-M) for calls originated and terminated in their networks), and freely negotiated. Until such date, the mobile operators charged a VU-M fee for authorization of the SMP. In February 2010, ANATEL defined the VU-M fee to be paid for Oi (fixed and mobile operators) and for Brasil Telecom (fixed and mobile operators) to Claro, TIM, Vivo and Vivo Participações, for the region of the PGA-SMP, as a result of the unification of the SMP authorizations ((1), (3) and (6) above). In October 2010, the Oi signed an agreement with Vivo recognizing these VU-M fees as a unified region. Even though it paid the amounts  defined by ANATEL, Oi had filed for arbitration against Vivo, which became moot after this agreement.

•
In 2008, ANATEL published the general plan for updating the Brazilian telecommunications regulation (“Plano Geral de Atualização da Regulamentação das Telecomunicações no Brasil”–Resolution No. 516/2008, or “PGR”) ((7) above).

•
In November 2010, ANATEL published Resolution No. 550/2010 for the Regulation on Exploration of Personal Mobile Services by means of a Virtual Network, making possible the creation of the “agent” and the Authorization of Mobile Virtual Network ((7) above). Resolution No. 550/2010 resulted from Public Consultation No. 50/2009. In accordance with this regulation approved by ANATEL, Mobile Virtual Network Operators may operate either as agents or as virtual network licensees. An agent represents the personal mobile service provider through the establishment of a representation agreement, which must be ratified by ANATEL. The agent’s activity is not defined as a “telecommunications service,” so this is of significant interest to companies that operate in other sectors such as large retailers, banks and football teams.

However, the activity of the virtual network licensee does fall within the definition of “telecommunications service” and is thus subject to all applicable rules:

•	In October 2009, ANATEL published Resolution No. 535/2009 relating to the Methodology of the Calculation of the WACC ((5) above).

•	In December 2008, Decree 6523/2008 became effective, relating to the general norms of customer interaction service by telephone, with the objective of improving the quality of services ((7) above).

•
In December 2010, ANATEL organized auctions for the 1900-2100 MHz radio frequency band denominated the “H” band, for extension bands and for available frequencies at “A,” “D,” “E,” “M” and TDD bands, according the Invitation Document No. 002/2010/ANATEL. Vivo was awarded 23 licenses (14 spectrum licenses in 1800 MHz bands (“D,” “E,” “M” and extension bands) and nine spectrum licenses in 900 MHz extension bands). In addition, the Invitation Document modifies the rule for the renewal of radio frequency licenses and includes in the calculation of operating profits the remuneration received for the use of the SMP network together with the profits earned from the service plans ((1) (3) (4) and (7) above); Invitation Document No. 002/2010/ANATEL results of Public Consultation No. 51/2009.

•
In December 2010, ANATEL published Resolution No. 558/2010 transferring the bands of 451 MHz to 458 MHz and 461 MHz to 468 MHz to the SMP, STFC and SCM. These bands are currently assigned for access to the services of telephony and data in broad band, particularly in rural areas ((7) above); Resolution No. 558/2010 results of Public Consultation No. 24/2009.

•
In August 2010, ANATEL published Resolution No. 544/2010 for the Regulation on Conditions of Use of Radio Frequencies in the Band of 2500 MHz to 2690 MHz. This band was assigned to the SMP Services and STFC in addition to SCM services and Pay Television by means of Multichannel Multipoint Distribution Service (MMDS) for which it was assigned previously ((7) above); Resolution No. 544/2010 results of Public Consultation No. 31/2009.

•	In February 2010, ANATEL published Resolution No. 537/2010 relating to amending in the regulation of the 3400 MHz to 3600 MHz band, allowing it to apply additionally to mobile services ((7) above).

•	In April 2009, ANATEL published Resolution No. 527/2009 relating to the regulation of the Broadband Power Line (BPL), allowing this service to apply to multimedia communication (SCM) ((7) above).

•	In June 2010, ANATEL published Public Consultation No. 21/2010 with a proposal of altering the Regulation for Inspection (Resolution No. 441/2006) ((7) above).

•	In June 2010, ANATEL published Public Consultation No. 22/2010 with a proposal of altering the Regulation for Sanctions (Resolution No. 344/2003) ((7) above).

•	In July of 2010, ANATEL published Public Consultation No. 27/2010 with the revision of the General Plan of Standards of Quality of the SMP (Resolutions 317/2002 and 335/2003) ((7) above).

•	In November 2010, ANATEL published Resolution No. 548/2010 for the Regulation for Evaluation of the Efficiency of Use of the Radio Frequency Spectrum ((4) and (7) above).

•
In December 2010, ANATEL published Resolution No. 553/2010 to allow the addition of the ninth digit in the numbers of the mobile telephones of area 11, raising the capacity of numeration in the metropolitan region of São Paulo and eliminating the problem of scarcity of numeration in this area ((7) above).

•	In December 2010, ANATEL published Public Consultation No. 50/2010 with the Proposal for Revision of the Regulation of Industrial Exploration of Dedicated Lines (Resolution No. 402/2005) ((7) above).

•
In August 2011, ANATEL published Public Consultation No. 46/2011, regarding compensation for the STFC, changes in the collection rate in the Local Network Usage (TU-RL) as regards reduced hours, changes in the interconnection regime and alterations in the compensation structure for the Interurban Network Use (TU-RIU).

Such new regulations could have an adverse effect on our results of operations because: (1) our interconnection charges could drop significantly, thereby reducing our revenues; (2) ANATEL may allow more favorable prices for economic groups without significant market power; (3) the prices we charge in some regions in which we operate are higher than those in certain other regions, and consolidation of those prices, competitive pressures and other factors would reduce our average prices and thereby reduce our revenues; (4) the granting of new licenses may increase competition in our area from other operators, which could adversely affect our market share, thereby reducing our revenues; (5) the inclusion in the calculation of operating profits the remuneration received for the use of the SMP network will increase the cost of renewing licenses; and (6) in ANATEL’s general plan of updating the telecommunications regulation, ANATEL targets several areas of vital importance for the mobile telecommunications business, such as regulation to improve the quality of services that can cause the rise of operational costs, regulation of the virtual mobile operation (MVNO) that can cause an increase in competitive pressure, regulation against significant market power (“Poder de Mercado Significativo–PMS”) arising from VU-M fee unification among SMP providers of the same economic group having significant market power, that can reduce our revenues, and regulation of multimedia communication (SCM), that can cause an increase in competitive pressure.

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

We are subject to certain risks related to conditions and obligations that could be imposed by ANATEL for the participation in the spectrum auction for LTE services.

In August 2010, ANATEL established a new policy regulating the 2.5 GHz spectrum which requires MMDS (Multichannel Multipoint Distribution Service) companies, including us, to return, until 2013, a significant portion of the spectrum they currently own and to offer cable TV on a primary basis. Through this initiative, ANATEL objects to providing more spectrum availability to mobile operators in Brazil, thus restricting them from increasing service penetration and superior data communication.

On January 25, 2012, ANATEL issued Public Consultation No. 4/2012 for the call to bid for the 2.5 Ghz and 450 Mhz spectrum, for which the deadline to present proposals was March 5, 2012. According to ANATEL, the call to bid for those ranges should be published in April 2012 after the approval of ANATEL’s directive council and the auction should be carried out in June 2012. On the draft call to bid proposed by ANATEL, several conditions and obligations were imposed for the acquisition of the 2.5 Ghz spectrum, such as the definition of a “spectrum cap” of 40Mhz for the first lots, which would also apply to the current holders of that spectrum that confirmed intentions to maintain portions of it. In this scenario, companies that already hold 10+10Mhz bands in 2.5 Ghz could only acquire the FDD (frequency division duplex) spectrum up to 40Mhz, which creates different bidding scenarios for current holders of portions of this spectrum and prospective new holders participating in this bid. However, ANATEL also imposed a spectrum cap of 80Mhz for the subsequent bidding rounds in case bidders show no interest in the first lots.

Additionally, the draft call to bid includes other specific conditions, such as the association of the 450Mhz ranges (destined for rural telephony) with the 2.5Ghz range, coverage targets for certain cities and for the 2014 FIFA World Cup, obligations to acquire national infrastructure and technology and, most importantly, rules regarding indemnification of the current MMDS providers, including us, to vacate the 2.5Ghz range to be auctioned by ANATEL, which should be based on criteria such as costs related to customer and equipment migration or investments made. Because such conditions were not entirely defined by ANATEL in the draft call to bid, the indemnification will be negotiated between the current holders of the range and the winning bidder and arbitrated by ANATEL in case of disputes, which could impact the indemnification amounts expected by MMDS providers.

Also, targets established by ANATEL associated with a fast paced implementation of networks could impact (i) the ability to obtain municipal licenses for the construction of new sites at the speed necessary to achieve the coverage targets, (ii) the capacity of suppliers to deliver the equipment necessary for this expansion, with possible impact on their prices, subject to targets to acquire national technology, and (iii) lack of workers to meet the expected implementation pace.

The creation of certain regulatory asymmetries arising from the General Plan of Competition (PGMC) could increase competition.

ANATEL is expected to issue in 2012 new rules relating to the General Plan of Competition (Plano Geral de Metas de Competicao), which is being created to organize a system for controlling the actions of economic agents in the telecommunications sector, imposing, removing or altering obligations of the service providers according to their market share, with a view to increasing competition. ANATEL is expected to issue rules relating, in particular, to the reservation of network capacity for sharing, and to the definition of “significant market power” in the offering of, interconnection services in mobile networks considering the integration between fixed and mobile services as one economic group.  ANATEL is expected to also create a new supervising entity to resolve conflicts between companies with and without significant market power and to evaluate and certify the offering of wholesale services.

These new rules under the General Plan of Competition could increase competition in the markets where we operate.

Certain of our debt agreements contain financial covenants, and any default under such debt agreements may have a material adverse effect on our financial condition and cash flows.

Certain of our existing debt agreements contain restrictions and covenants and require the maintenance or satisfaction of specified financial ratios and tests. Failure to meet or satisfy any of these covenants, financial ratios or financial tests could result in an event of default under these agreements.

The telecom industry, including us, may be harmed by reports suggesting that radio frequency emissions cause health problems and interfere with medical devices.

Media and other reports have suggested that radio frequency emissions from base stations may cause health problems. These concerns could have an adverse effect on the wireless communications industry and, possibly, expose wireless providers, including us, to litigation. According to the World Health Organization (WHO), there is no evidence in the latest medical research that shows any relationship between radio frequency emissions of base stations and health concerns. However, expansion of our network may be affected by perceived risks if we experience problems in finding new sites, which in turn may delay expansion and may affect the quality of our services. On July 2, 2002, ANATEL published Resolution No. 303 that limits emission and exposure for fields with frequencies between 9 kHz and 300 GHz. In addition, the Brazilian government developed specific legislation for the deployment of radio frequency transmission stations that supersedes the existing state and municipal laws. In May 2009, the Brazilian government published Law No. 11934/2009 that limits the exposure for fields with frequencies up to 300 GHz. The new law uses the exposition limits determined by the International Commission on Non-Ionizing Radiation Protection (ICNIRP) and recommended by the World Health Organization (WHO).

In May 2011, the specialized body of the World Health Organization for research on cancer (IARC) classified electromagnetic fields of mobile telephony as “possibly carcinogenic,” a classification which also includes products such as coffee and pickled foods. The World Health Organization subsequently indicated, in fact sheet no. 193, published in June 2011, that to date it cannot be confirmed that the use of a mobile telephone has adverse effects on health, although it also announced that in 2012 an official assessment of this risk will be conducted, taking into account all scientific evidence available.

New laws may create additional transmission regulations which, in turn, could have an adverse effect on our business.  Also, health concerns may affect our ability to capture or retain customers, may discourage the use of the mobile telephone and may result in the adoption of new measures by governments or any other regulatory interventions, any of which could materially and adversely affect our business, results of operations and financial condition.

We face risks associated with litigation.

We are party to a number of lawsuits and other proceedings. An adverse outcome in, or any settlement of, these or other lawsuits could result in significant costs to us. In addition, our senior management may be required to devote substantial time to these lawsuits, which they could otherwise devote to our business. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Matters.”

We may be required to record impairment charges relating to goodwill and long-lived assets in the future.

For IFRS purposes, we are required to test our goodwill for impairment at least annually. The excess of the book value of a company over its market value may indicate that impairment exists. This impairment test is described in Note 3 to our audited consolidated financial statements. The Company has substantial goodwill with a carrying value of R$10.2 billion as of December 31, 2011. It is possible that we may be required to record impairment charges relating to our goodwill in future periods, and this would have an adverse effect on our results of operations. When we performed our last impairment test, our evaluation of our ability to recover the carrying value of our long-lived assets was based on projections of future operations that assumed a higher level of revenues and gross margin percentages than we have historically achieved as well as on assumptions that marketplace participants will make in valuing similar assets. We may not be successful in achieving these improvements in our revenues and gross margin percentages due to the competitive environment, changes in technology or other factors. If we are unable to achieve these improvements, we may be required to record impairment charges related to our long-lived assets, including goodwill, in future periods, and this could have an adverse effect on our operations.

In addition, we are required to record impairment charges on long-lived assets, including property, plant and equipment and finite-lived intangible assets (including licenses) if the carrying value of these assets exceeds the recoverable amount expected from their use. This impairment test is also described in Note 3 to our audited consolidated financial statements included in this annual report.

Risks Relating to the Preferred Shares and the ADSs

Holders of our ADSs may face difficulties in serving process on or enforcing judgments against us and other persons.

We are organized under the laws of Brazil, and all of our executive officers and our independent public accountants reside or are based in Brazil. Also, seven of our sixteen directors reside or are based in Brazil. Substantially all of our assets and those of these other persons are located in Brazil. As a result, it may not be possible for holders of the ADSs to effect service of process upon us or these other persons within the United States or other jurisdictions outside Brazil or to enforce against us or these other persons judgments obtained in the United States or other jurisdictions outside Brazil. Because judgments of U.S. courts for civil liabilities based upon the U.S. federal securities laws may only be enforced in Brazil if certain conditions are met, holders may face greater difficulties in protecting their interests due to actions by us, our directors or executive officers than would shareholders of a U.S. corporation.

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

Holders of our preferred shares will not be able to exercise the preemptive rights relating to the preferred shares underlying your ADSs unless a registration statement under the U.S. Securities Act of 1933, as amended, or the Securities Act, is effective with respect to the shares underlying those rights, or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement. Unless we file a registration statement or an exemption from registration applies, holders of our preferred shares may receive only the net proceeds from the sale of their preemptive rights by the depositary, or if the preemptive rights cannot be sold, they will lapse and you will not receive any value for them. For more information on the exercise of these rights, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Preemptive Rights.”

An exchange of ADSs for preferred shares risks the loss of certain foreign currency remittance and Brazilian tax advantages.

The ADSs benefit from the certificate of foreign capital registration, which permits The Bank of New York, as depositary, to convert dividends and other distributions with respect to preferred shares into foreign currency, and to remit the proceeds abroad. Holders of ADSs who exchange their ADSs for preferred shares will then be entitled to rely on the depositary’s certificate of foreign capital registration for five business days from the date of exchange. Thereafter, they will not be able to remit non-Brazilian currency abroad unless they obtain their own certificate of foreign capital registration, or unless they qualify under Resolution No. 2,689 of the Central Bank of Brazil, dated January 26, 2000 and issued by BACEN, which entitles certain investors to buy and sell shares on Brazilian stock exchanges without obtaining separate certificates of registration.

If holders of ADSs do not qualify under Resolution No. 2,689, they will generally be subject to less favorable tax treatment with respect to our preferred shares. There can be no assurance that the depositary’s certificate of registration or any certificate of foreign capital registration obtained by holders of ADSs will not be affected by future legislative or regulatory changes, or that additional Brazilian law restrictions applicable to their investment in the ADSs may not be imposed in the future.

Holders of our preferred shares will be subject to, and holders of our ADSs could be subject to, Brazilian income tax on capital gains from sales of preferred shares or ADSs.

Brazilian Law No. 10,833 provides that gains on the disposition of assets located in Brazil by nonresidents of Brazil, whether to other nonresidents or to Brazilian residents, will be subject to Brazilian taxation. The preferred shares are expected to be treated as assets located in Brazil for purposes of the law, and gains on the disposition of preferred shares, even by nonresidents of Brazil, are expected to be subject to Brazilian taxation.

Based on the fact that the ADSs are issued and registered abroad, we believe that gains on the disposition of ADSs made outside of Brazil by nonresidents of Brazil to another non-Brazilian resident would not be subject to Brazilian taxation, since they would not fall within the definition of assets located in Brazil for purposes of Law 10,833. However, considering the general and unclear scope of Law No. 10,833 and the absence of judicial court rulings in respect thereto, we cannot be assured that such an interpretation of this law will prevail in the courts of Brazil. If the income tax is deemed to be due, the gains may be subject to income tax in Brazil at a rate of 15.0%

(general taxation) or 25.0% (if the nonresident seller is located in a tax haven, a country which does not impose any income tax, which imposes it at a maximum rate lower than 20.0%, or in which the laws impose restrictions on the disclosure of ownership composition or securities ownership or the identification of the effective beneficiary of income attributed to nonresident holders). See “Item 10. Additional Information—E. Taxation—Brazilian Tax Considerations.”

Certain Factors Relating to Our Controlling Shareholder

Our controlling shareholder has strong influence over our business.

Telefónica Internacional S.A., or Telefónica Internacional, our principal shareholder, currently owns directly and indirectly approximately 91.76% of our voting shares and 73.81% of our total capital. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.” As a result of its share ownership, Telefónica Internacional has the power to control us and our subsidiaries, including the power to elect our directors and officers and to determine the outcome of any action requiring shareholder approval, including corporate reorganizations and the timing and payment of our dividends. Given this degree of control over our company, circumstances could arise under which the interests of Telefónica Internacional could be deemed to be in conflict with the interests of our other shareholders.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

General

Following the restructuring and privatization of Telebrás, discussed below, we were incorporated on May 22, 1998, as a corporation (sociedade anônima) organized under the laws of the Federative Republic of Brazil. We are incorporated under the name Telefônica Brasil S.A. (and, before our merger with Vivo Participações S.A. on October 3, 2011, under the name Telecomunicações de São Paulo S.A. – TELESP)

We are registered with the CVM as a publicly held company and our stock is traded on BM&FBOVESPA. We are also registered with the SEC in the United States and our ADSs are traded on the New York Stock Exchange, or the NYSE. Our headquarters are located at Rua Martiniano de Carvalho, 851, 21st floor, 01321-001, São Paulo, SP, Brasil. Our telephone number is 55-11-7420-1172, our facsimile number is 55-11-7420-2247 and our website is www.telefonica.com.br/investidores. The information on our website is not part of this Form 20-F.

As of December 31, 2011, we had 381,347,371 outstanding common shares, with no par value per share, and 742,537,273 preferred shares, with no par value per share. Our shareholders’ equity was in the amount of R$43.3 billion as presented under IFRS.

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

In addition to the services that we provide under the concession agreements of 1998, we also provide international and interregional long-distance services, as permitted under Act No. 23,395 of March 1, 2002, under which ANATEL also acknowledged the completion of our network expansion and achievement of universal service targets as of September 30, 2001.

We also provide multimedia communication services (“serviços de comunicação multimídia” or “SCM”) such as audio, data, voice and other sounds, images, texts and other information. ANATEL granted the SCM license with Act No. 33,791 of February 14, 2003, which authorized the rendering of the service in all of the State of São Paulo, except for a small area (Sector 33).

On March 14, 2007, ANATEL conceded to A. TELECOM S.A., one of our wholly owned subsidiaries, the license to offer Pay TV services through DTH (“Direct to the Home,” a special type of service that uses satellites for the direct distribution of television and audio signals for subscribers). We began offering Pay TV services on August 12, 2007.

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

In 2008, the Company pioneered the launch of Internet access through fiber optic cables (“Fiber to the Home,”  FTTH) for noncommercial customers. Aside from the offer of an Internet connection with high-speed capacities of 30 Mbps and 100 Mbps, various bundles have also been offered, including Wi-Fi, Digital TV, 2,000 minutes of local and intra-state calls, anti-virus protection, call identification, technical assistance and specific call center assistance.

On February 16, 2009, ANATEL extended the authorization until 2024 for the use of the spectrum frequencies associated with the MMDS in the cities of São Paulo, Curitiba, Rio de Janeiro and Porto Alegre.

According to data regarding market share published by ANATEL, we are among the leading providers of cellular telecommunications services in Brazil, with the help of our wholly owned direct subsidiary Vivo, the leading cellular operator in Brazil. Vivo is a cellular operator in the states of Acre, Alagoas, Amapá, Amazonas, Bahia, Ceará, Espírito Santo, Goiás (also encompassing the area of Federal District), Maranhão, Mato Grosso, Mato Grosso do Sul, Pará, Paraíba, Paraná, Pernambuco, Piauí, Rio de Janeiro, Rio Grande do Norte, Rio Grande do Sul, Rondônia, Roraima, Santa Catarina, Săo Paulo, Sergipe, Tocantins and Minas Gerais.

As of December 31, 2011, our telephone network included 10,981 thousand fixed-lines in service, 71,554 thousand mobile accesses, 3,631 thousand broadband clients and 699 thousand Pay TV clients.

Historical Background

The Restructuring and Privatization

After the incorporation of Telecomunicações Brasileiras S.A.–Telebrás in 1972, Telebrás and its operating subsidiaries (collectively, the “Telebrás System”) acquired almost all of the telephone companies in Brazil and monopolized the provision of public telecommunications services in virtually all areas of the country.

In May 1998, just before its privatization under the General Telecommunications Law, the Telebrás System was restructured to form, in addition to Telebrás, 12 new holding companies. Virtually all assets and liabilities of Telebrás were transferred to the new holding companies, or the “new holding companies.”

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

The Reorganization of TelespPar

On November 30, 1999, the shareholders of TelespPar approved a reorganization involving a series of mergers, whereby Telespar became the telecommunications services company operating under our current name, Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – TELESP prior to our merger with our direct subsidiary, Vivo Participações).

Ceterp’s Acquisition

On December 20, 1999, we began the acquisition, through a public auction from the municipal government of the City of Ribeirão Preto, in the State of São Paulo, of 51.0% of the voting shares and 36.0% of the total share capital of Centrais Telefônicas de Ribeirão Preto S.A., or Ceterp. Ceterp provided fixed-line and cellular services in the State of São Paulo, outside the Telebrás System, and had been one of our minor competitors.

On December 27, 2000, Ceterp was merged with and into us.

The Spin-off of Certain Data Transmission Operations

On August 3, 2000, the wholly owned subsidiary, Telefônica Empresas S.A., was created with the corporate goal of providing Switched Package Network services, and, on January 30, 2001, the independent Brazilian corporation, Telefônica Data Brasil Holding S.A. (TDBH), was created through a shareholder-approved spin-off of the data transmission operations performed by Telefónica Empresas S.A. A merger of the company and TDBH was effective in July 2006. See “—The SCM Restructuring.”

Attainment of ANATEL Targets

Our business, services and tariffs have been regulated by ANATEL since June 16, 1997, in accordance with various decrees, decisions, plans and regulatory measures. We became the first operator to achieve ANATEL’s service targets. As a result, ANATEL granted us a license to offer domestic and international long-distance services to our customers. Accordingly, on May 7, 2002, we began providing international long-distance services and, on July 29, 2002, we began providing interregional long-distance service. See “—B. Business Overview—Regulation of the Brazilian Telecommunications Industry—Obligations of Telecommunications Companies—Network Expansion and Quality of Service” for information relating to ANATEL’s network expansion and universal service targets.

The Board of Directors of ANATEL, at ANATEL’s meeting held on January 29, 2003, granted us the authorization to use the SCM nationwide. The Company may now offer voice and data services through various points of presence composed of networks and telecommunication circuits.

On July 6, 2003, mobile telephony operators started to implement a long-distance carrier selection (CSP) that enables the client to determine the long-distance carrier for each domestic long-distance call (VP2 and VP3) or international call, in accordance with the SMP rules. As a result, the Company, having acknowledgment of the revenue from these long-distance services, started to pay the mobile telephony operators for the use of their networks.

On September 4, 2004, the rules dictated by Resolution No. 373, dated as of June 3, 2004, were implemented to carry out the reconfiguration of the local areas for the STFC. As a consequence, all calls previously billed at domestic long-distance rates (DC level – Áreas Conurbadas) are now billed at lower rates as local calls. In São Paulo, this modification involved 53 municipalities, of which 39 are in Greater São Paulo (Grande São Paulo).

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

On November 21, 2005, we approved the corporate reorganization of our wholly owned companies, A. TELECOM S.A. (formerly Assist Telefónica S.A.), Santo Genovese Participações Ltda., or Santo Genovese and Atrium Telecomunicações Ltda., or Atrium, which was implemented and became effective on March 1, 2006.

The SCM Restructuring

On March 9, 2006, our Board of Directors and the Boards of Directors of TDBH and Telefónica Empresas S.A., a wholly owned subsidiary of TDBH (“T-Empresas” and together with us and TDBH, the “Companies”), approved the restructuring of the Companies’ serviços de comunicação multimidia (“SCM”), or multimedia communications services, and data transmission activities (the “SCM Restructuring”).

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

On January 31, 2008, at the 22nd General Shareholders Meeting of Telefónica Empresas S.A., the only shareholder of which is the Company, it was resolved to change the corporate name of Telefónica Empresas S.A. to Telefónica Data S.A.

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

On October 31, 2007, the board of ANATEL concluded the regulatory review of the association between Grupo Abril and the Company, approving the transaction, which involves (i) the acquisition of all of the operations of MMDS (Multichannel Multipoint Distribution Service) and broadband, and (ii) the acquisition of a significant stake, within the limit of the foreseen effective laws and regulations, in the cable television dealers controlled by Grupo Abril within and outside of the State of São Paulo. This decision was published in the D.O.U. of the Federal Executive on November 19, 2007. Antitrust clearance is still pending from ANATEL and CADE competition authorities.

Our stockholders, in the extraordinary general meeting held on November 23, 2007, ratified the entering into of the Agreement, its amendments and annexes, and approved the implementation of the deal and the signature of all documents necessary for its complete formalization.

As a result of this transaction, Navytree Participações S.A. (“Navytree”) became a wholly owned subsidiary of TELESP, and our provision of broadband services became centralized.

On June 10, 2008, at the General Shareholders Meeting of Navytree, the corporate name of Navytree was changed to Telefônica Televisão Participações S.A. (“TTP”).

Corporate Reorganization involving Ajato

On October 14, 2008, Telefonica Sistema de Televisão S.A. (“TST”) and TTP purchased from Abril Comunicações S.A. all shares of Mundial Voip Telecomunicações Ltda., EPP, which had its corporate name changed to Ajato Telecomunicação Ltda. (“Ajato”). Following the merger of TTP into the Company on November 11, 2008, Ajato’s shares are held by TST and us.

Corporate Reorganization involving DABR and TTP

On October 21, 2008, our Board of Directors and the shareholders of TTP and Telefônica Data Brasil Participações Ltda. (“DABR”) approved a corporate reorganization that consisted of the merger of TTP and DABR into us.

On November 11, 2008, the merger of TTP and DABR was approved by our Extraordinary Shareholders Meeting. As a result of this restructuring, TTP and DABR were dissolved and we assumed all the rights and obligations of TTP and DABR.

The reorganization allowed us to increase synergies, reduce managerial risk, simplify the corporate administrative structure and reduce costs, while also providing tax benefits expected to reduce TELESP’s income tax and other taxes assessed on revenue and income, thereby improving our cash flows. The reorganization and the goodwill amortization were structured so as to avoid any assumption of indebtedness by us and to minimize any negative impact on the future results of the Company.

Corporate Restructuring involving TS Tecnologia

On May 22, 2009, Telefônica Data S.A., our subsidiary, merged with its controlled subsidiary, TS Tecnologia da Informação Ltda., or TS Tecnologia, in accordance with the values recorded on the books and an appraisal report. This merger caused TS Tecnologia to be extinguished, and Telefônica Data S.A. became the successor to all of the assets and liabilities of TS Tecnologia.

Corporate Restructuring involving A.TELECOM S.A.

On December 9, 2009, our Board of Directors approved the submission to a shareholder vote of the corporate reorganization proposal consisting of the partial spin-off of A.TELECOM S.A. (“A.TELECOM”), and the subsequent merger into the Company of the spun-off part of A.TELECOM.

On December 30, 2009, A.TELECOM’s shareholders approved the spin-off of part of A.TELECOM and the subsequent merger of the spun-off part into the Company. On the same date, our shareholders approved the merger of the spun-off part into us.

This corporate restructuring created synergies for us and A.TELECOM providing both of us with better administrative, operating and regulatory efficiencies regarding telecommunication integrated services, thus benefiting both of us and our respective shareholders.

Corporate Restructuring involving Brasilcel

Acquisition of Brasilcel N.V. stocks by Telefónica S.A.

On July 28, 2010 Telefónica S.A. and Portugal Telecom SG SGPS, S.A. entered into an agreement for the acquisition by Telefónica of 50% of Brasilcel N.V’s (Brasilcel) shares owned by Portugal Telecom. As a result, Telefónica indirectly acquired the shares of Vivo Participações held by Portugal Telecom. Prior to this agreement, Brasilcel’s shares were held by Telefónica (50%) and by Portugal Telecom (50%) and, in 2002, it was used for the joint venture between both shareholders to jointly hold shares and control of Vivo Participações and other mobile phone companies which were later added under Vivo Participações and in Vivo S.A.

On December 21, 2010, Brasilcel was merged into Telefónica, which held direct and indirect stakes in Vivo Participações’s capital stock representing approximately 60%.

Due to the acquisition of control of Vivo Participações and pursuant to the terms provided for in Article 254-A of Law 6,404/76 and the procedures established in article 29 of CVM Instruction 361 applicable to tender offers (OPA) by sale of control, as defined by item III of article 2 of CVM Instruction 361, on February 17, 2011 Telefónica through its subsidiary SP Telecomunicações Ltda (“SPTelecom”) launched a Public Tender Offer for the shares with voting rights of Vivo Participações (ON shares) held by noncontrolling interests. Those shares were acquired at 80% of the value paid by Telefónica to Portugal Telecom SG SGPS S.A., for each common share with voting rights of Vivo Participações S.A. (ON) owned by Brasilcel.

On March 18, 2011, when the OPAs were made, SP Telecom acquired 10,634,722 common shares of Vivo Participações, representing 2.65% of its shares, resulting in the Telefonica group ownership of 62.1% of Vivo Participações.

Introduction of the Vivo Brand

In April 2003, Brasilcel launched in Brazil the brand name “Vivo,” under which TCP, TCO, TLE, TSD and Celular CRT operate. The creation of the Vivo brand constituted a consolidation of the commercial models throughout the entire country into a common commercial strategy and replaced the different brands under which the different companies offered their services in their respective states. The commercial strategy of Vivo is to increase its customer base as well as revenues by retaining customers and maintaining their distribution channels. The launching of the Vivo brand was accompanied by customer loyalty programs and other measures designed to contribute to the success of the commercial strategy. Guided by a common management team, Vivo designs marketing, promotional and other initiatives common to all companies in the Vivo group and then tailors those activities to the particular markets of those companies.

Agreement with Telefónica and Telecom Itália

In October 2007, TELCO S.p.A. (a company in which Telefónica holds a corporate interest of 42.3%) acquired 23.6% of the capital stock of Telecom Itália. Telecom Itália also holds an interest in the capital stock of TIM. However, Telefónica did not acquire any right to directly participate in the operations of TIM as a result of the acquisition of the corporate interest in Telecom Itália by TELCO S.p.A.

As a result, any transaction involving us and TIM is considered an ordinary mobile network business transaction, which is regulated by ANATEL, as provided in the Act 68.276, dated October 31, 2007 and in the Act 3.804, dated July 7, 2009, both issued and published by ANATEL.

Corporate Restructuring involving Vivo Participações S.A.

In July 28, 2010, in accordance with the material fact disclosed to the public by Telefónica S.A., our controlling shareholder, Telefónica S.A. and Portugal Telecom SG SGPS, S.A. (“Portugal Telecom”) executed a purchase agreement for the acquisition by Telefónica S.A. (directly or through any of the companies within its group) of 50% of the capital stock of Brasilcel, N.V. (a company jointly owned by Telefónica and Portugal Telecom, which owns shares representing approximately 60% of the capital stock of the Brazilian company Vivo Participações S.A.).

On December 27, 2010, the Company and Vivo Participações, jointly announced the approval by their respective Boards of Directors of a proposal for corporate restructuring involving the merger of shares of Vivo Participações into the Company, aiming for the consolidation of the shareholding positions of both companies.

Other than the concentration of the shareholding position herein mentioned, the corporate restructuring aimed to simplify the organizational structure of the companies, both of which were publicly held companies and listed on BM&FBOVESPA and with American Depositary Receipts traded in the United States of America. The restructuring allowed their respective shareholders to participate in one unified company with greater liquidity and with shares traded on Brazilian and foreign stock exchanges. Moreover, the corporate restructuring provided for the rationalization of the cost structure of the two companies and facilitated the integration of businesses and the generation of synergies, thus positively impacting both companies.

The simplified organization chart below demonstrates the corporate structure of the companies before and after the implementation of this reorganization.

The corporate structure before the merger of shares is as follows:

Upon completion of this corporate restructuring, Telefónica, S.A. holds the shares of the Brazilian holding companies that currently are held indirectly by Telefónica, S.A., through the holding of Brasilcel, N.V., as a result of a transaction implemented abroad. The merger of shares did not change the composition of the ultimate control of the companies involved.

The corporate structure after the merger is as follows:

The totality of shares of Vivo Participações was merged into the Company, and the holders of the merged shares of Vivo Participações received new shares to which they were entitled in the Company. In accordance with Brazilian Corporate Law, as well as the bylaws of the two companies, financial advisors and specialized companies were retained for the preparation of studies regarding the transaction and the subsequent preparation of valuation reports of the companies that were used as reference for the determination of the exchange ratio of shares and the increase in capital stock resulting from the merger of shares, as well as for the purposes of article 264 of Law No. 6,404/76 regarding the exchange ratio between the shares.

In addition to the notice of material fact to be published reflecting more details on the terms and conditions of the corporate restructuring that were agreed upon as mentioned above, the meeting notice of the respective extraordinary shareholders’ meetings of the companies for voting on the restructuring were timely published.

The corporate restructuring was approved by ANATEL on March 24, 2011. Before the corporate restructuring, the Brazilian entities, TBS Celular Participações Ltda., Portelcom Participações S.A. and PTelecom Brasil S.A. (jointly, the “Holdings BR”), were merged into Vivo Participações. The Holdings BR had as its main asset the shares of Vivo Participações and were controlled by Brasilcel, N.V. The merger of Holdings BR did not result in any change in the number and the composition of classes of shares of Vivo Part, and did not affect the participation of the shareholders of Vivo Participações.

Acquisition of Vivo Participações by Telefônica Brasil and corporate restructuring

In order to unify the shareholder’s base of the companies in our group, simplify the organizational structure, rationalize costs, integrate businesses and, consequently, generate synergies provided for in the strategy of Telefónica, on December 27, 2010, the Boards of Directors of Vivo Participações and Telefônica Brasil approved the terms and conditions for restructuring, which provided for the merger of 100% of the shares of Vivo Participações into Telefônica Brasil. Following recommendations of the Guiding Opinion No. 35 of CVM, independent special committees were created to negotiate the exchange ratio of shares and determine the other conditions of the Corporate Restructuring proposal in order to submit later its recommendations to the Board of Directors of both companies.

The proposal was submitted to ANATEL’s authorization and approved at a meeting of the Board of this agency held on March 24, 2011.

On March 25, 2011, the Boards of Directors of Vivo Participações and Telefônica Brasil approved the terms and conditions of the corporate restructuring, which were approved unanimously by the general meetings of shareholders of the Companies held on April 27, 2011.

Before the corporate restructuring commenced, the Holdings (composed of TBS Celular Participações Ltda., Portelcom Participações S.A. and Brazil PTelecom S.A.), controlled by Telefónica S.A. and whose main purpose was to hold shares of Vivo Participações, were merged into Vivo Participações as a preliminary phase for the first stage of restructuring.

The first stage of the transaction consisted of the unification of the share base of fixed and mobile operators of the Telefonica group in Brazil, through the merger of shares of Vivo Participações into Telefônica Brasil. Telefônica Brasil merged Vivo Participações in its entirety, attributing directly to the holders of shares of Vivo Participações the new shares of Telefônica Brasil. The exchange of shares of Vivo Participações for shares of Telefônica Brasil was based on the exchange share ratio of 1.55 shares of Telefônica Brasil for each share of Vivo Participações. This followed the recommendations of the independent special committees.

Due to this merger of shares of Vivo Participações, Telefônica Brasil’s capital was increased by R$31,222,630, reflecting the economic value of the incorporated shares, based on an economic value appraisal of Vivo Participações prepared by Planconsult Consultoria Ltda. (“Planconsult”).

Telefónica’s strategy in the first stage of the corporate restructuring was to maximize the potential of its operations in Brazil. Therefore, Telefônica Brasil became the direct shareholder of Vivo Participações, and indirectly of Vivo S.A. Through the creation of this “umbrella investment structure”, the noncontrolling shareholders of both companies were equally benefited by the added values generated by the combination of the telecommunications business. This is a basic movement in business so as to improve its converging market strategy, including combined mobile and fixed-line offers. This reorganization created the conditions for the beginning of the process to obtain operational and financial synergies.

Additionally, as a consequence of this merger, on July 6, 2011, Vivo Participações filed a statement with the SEC in order to cancel its registration for the program of American Depositary Shares (ADSs), since all its ADSs were converted into ADSs of Telefônica Brasil, plus payment currency in lieu of fractional Telefônica Brasil ADSs, which was approved on July 7, 2011.

The second and third stages of the corporate restructuring, disclosed to the market on June 15, 2011, sought to continue the simplification process of the organizational structure of the Companies, so as: (i) to focus all authorizations for the rendering of SMP (personal mobile service) services (originally held by Vivo Participações and Vivo S.A.), and (ii) simplify the current corporate structure, eliminating the structure of Vivo Participações, which due to the concentration of commitments became a holding company.

In the second stage, held on October 1, 2011, assets, rights and obligations of Vivo Participações related to mobile operations in Minas Gerais were awarded to Vivo S.A., a subsidiary of Vivo Participações. As a result, Vivo S.A. became the only mobile operator in the group.

After ANATEL’s approval of the third stage of corporate restructuring, on August 16, 2011, Telefônica Brasil absorbed Vivo Participações’s equity, extinguishing Vivo Participações on October 3, 2011, which simplified and rationalized the Company’s cost structures.

SMP Authorizations and Corporate Restructuring

On June 14, 2011, the Board of Directors of Vivo Participações S.A. approved a proposal for the merger of licenses to provide SMP services (then owned by Vivo Participações S.A. in the State of Minas Gerais and Vivo in other Brazilian States). As a result, the operations and authorizations for the provision of SMP services were unified under Vivo On the same date, the proposal for merger of SMP authorizations as well as for simplifying the corporate structure was filed with ANATEL. The form proposed for this simplified corporate structure was the transfer of businesses, including property, rights and obligations related to provision of SMP services, as well as the authorizations for the provision of SMP in the State of Minas Gerais held by Vivo Participações, to Vivo, which would result in Vivo S.A. being a wholly owned direct subsidiary of the Company and the mobile operator group that owns the SMP authorizations in other Brazilian states. After the transfer, Vivo Participações was to become a holding company and immediately merge with the Company, thus simplifying and rationalizing the cost structure of the companies involve and subsequently extinguish its corporate existence. On August 16, 2011, ANATEL approved the corporate restructuring pursuant to Act. No. 5,703, published in the D.O.U. on August 18, 2011.

On September 12, 2011, in compliance with Brazilian Corporate Law, an independent firm prepared a valuation report of Vivo Participações S.A.’s net assets based on its book value as of August 31, 2011 containing part of Vivo Participações S.A.’s assets relating to the operations of SMP in the State of Minas Gerais that were transferred to Vivo and the assets of Vivo Participações merged into the Company. Vivo Participações’ valuation as of August 31, 2011 was R$10.3 billion.

On September 13, 2011, the Board of Directors of Vivo Participações S.A. approved, ad referendum of the shareholders: (i) the valuation report of Vivo Participações S.A., containing part of the assets corresponding to the SMP operations in the State of Minas Gerais, which led to a capital increase in Vivo in the amount of R$833.0 million, through the subscription of shares of Vivo Participações S.A.; and (ii) the Protocol of Merger and Instrument of Justification of Vivo Participações S.A. into Telecomunicações de São Paulo S.A. – TELESP (“Protocol”) for the merger of Vivo Participações S.A. into the Company, preceded by the transfer of commercial establishments, including the assets, rights and obligations related to provision of SMP, as well as authorizations for the provision of SMP in the State of Minas Gerais held by Vivo Participações S.A.

On October 1, 2011, the Extraordinary General Shareholders Meeting approved the valuation report of Vivo Participações S.A.. The net assets of Vivo Participações in Minas Gerais transferred to Vivo S.A. amounted to R$833.0 million, which were used for the capital increase in Vivo through the subscription of shares by Vivo Participações S.A., paid via the transfer of assets.

On October 3, 2011, the Extraordinary General Meeting of the Company approved the merger of Vivo Participações S.A. into the Company. On the same date, the Company changed its name from Telecomunicações de São Paulo S.A. – TELESP to Telefônica Brasil S.A., to reflect its nationwide operations.

On October 18, 2011, the Extract of the Authorization Term No. 46/2011/PVCP/SPV-ANATEL was published in the D.O.U. as a result of Act No. 5703 of October, 16 2011, which authorizes the transfer to Vivo of the authorization to render SMP services in the State of Minas Gerais.

Provision of STFC outside the State of São Paulo by Vivo

On August 18, 2011, ANATEL’s Act No. 7012 was published in the D.O.U. authorizing Vivo to provide STFC services for the general public. On October 7, 2011, Vivo began providing fixed services through mobile technology (FWT) outside of the State of São Paulo.

ANATEL granted on August 18, 2011 consent to the Company to transfer to Vivo its authorizations for STFC service in local mode, domestic long-distance and international long-distance in Regions I and II of the General Plan of Grants (outside of São Paulo). On September 8, 2011, the Extract of the Authorization Term was published in the D.O.U. with the transfer of the STFC licenses in Regions I and II to Vivo. As a result, Vivo began to offer STFC across its area, except for the State of São Paulo, using basically the network elements and some radio frequencies that support the provision of SMP.

Plan for the purchase of shares issued by the Company.

On August 11 and 15, 2011, the Company informed its shareholders and the market in general, respectively, of approval by the Board of Directors, of the acquisition of preferred and common shares issued by the Company for subsequent cancellation, disposal or maintenance in treasury, without capital reduction, in order to add value for shareholders. For this repurchase, there was use of part of the capital reserve existing as of June 30, 2011, excepting the reserves mentioned in article 7, letter (a) to (d) of CVM Rule No. 10/80.

The repurchase started on the date of the resolution, and remained effective until October 20, 2011, and acquisitions were on BM&FBOVESPA, at market prices. The Executive Board was responsible for establishing the maximum quantity of shares to be acquired, whether in a sole or a series of transactions, as well as the definition of the parameters to carry out the acquisitions, observing applicable legal limits and the established maximum number of up to 2,700,000 preferred shares and 2,900,000 common shares.

On November 7, 2011, the Company announced approval by the Board of Directors of a new plan for the purchase of common and preferred shares issued by the Company for the same purpose and using the aforementioned reserve.

This new repurchase started on the date of the resolution, remaining effective until November 6, 2012, and acquisitions were made on BM&FBOVESPA, at market prices, observing legal limits and the established maximum number of 2,912,734 common shares and 25,207,477 preferred shares.

By December 31, 2011, the Company acquired 29,000 common shares and 1,292,300 preferred shares (inclusive of the shares purchased on August 11, August 15 and November 7, 2011).

Corporate Structure and Ownership

Our current general corporate and shareholder structure is as follows:

ON: common shares.
PN: preferred shares.

Restructuring Telefônica Brasil’s subsidiaries

On March 15, 2012, our Board of Directors approved, based on Law No. 12.485/11, a corporate restructuring involving the Company’s wholly owned subsidiaries to rationalize the provision of services rendered by these subsidiaries and the concentration of the provision of telecommunication services into a single company.

The restructuring will be implemented by a process of partial division and merger, first involving only the Company’s wholly owned subsidiaries—A. TELECOM, TData, TST, Ajato and Vivo. As a result of the restructuring, Value Added Services (“VAS”) provided by several wholly owned subsidiaries of the Company will be unified under Telefonica Data S.A. and other telecommunications services will be unified under the Company, which, as a final step to the corporate restructuring, will merge these subsidiaries. Following the merger, VAS will be provided by Telefonica Data S.A. and the Company will provide other telecom servicers.

In addition to streamlining the rendering of services, the corporate restructuring (now possible because of legislative changes applicable to STFC providers) aims to simplify the current organizational structure of the Company, as well as assist the integration of business and the generation of synergies arising therefrom.

This corporate restructuring can only be implemented after the consent of ANATEL. As of the date of this annual report, there is no expected date for ANATEL’s consent.

Capital Expenditures

Year ended December 31, 2011

In 2011, we invested in projects that support our current results and prepare the Company for the competitive landscape in the medium-term. A significant proportion of resources was allocated to enable growth associated with the services we provide.

To meet the needs of an increasingly connected society, significant investments were made to support the strong growth of data customers, whether fixed and mobile data services or dedicated high-speed services to the corporate market, as well as the increase in capillarity of our fiber optics network in São Paulo. We also invested in the expansion of the national data transmission backbone to meet increasing demand for mobile data traffic nationwide. In 2011, we invested an amount exceeding R$1 billion to support the full range of data services we offer to our customers.

The following table sets forth our capital expenditures for each year in the three-year period ended December 31, 2011.

	Year ended December 31,
Telefônica Brasil	2011(1)	2010	2009
	(in millions of reais)
Network	3,381.0	2,039.7	1,779.8
Technology / Information Systems	612.5	266.1	262.0
Others(2)	1,408.0	135.6	179.3
Total capital expenditures	5,401.5	2,441.4	2,221.1

(1)	The financial information presented for 2011 represents information from Telefônica Brasil’s consolidated financial statements.

(2)	Consists primarily of free handset rentals, network construction, furniture and fixtures, office equipment and store layouts and a value of R$811.8 million related to the acquisition of licenses.

We anticipate that our capital expenditures for 2012 will be similar to 2011. We expect to fund these expenditures with funds internally generated from our operations and through debt.

Year ended December 31, 2010

In 2010, we were focused in voice services in order to comply with ANATEL’s targets and to provide quality service for clients. Also, in order to achieve a consolidated position in the broadband market, during 2010 the focus of our capital expenditure were expanding, modernizing and upgrading our ADSL network and improving our systems and processes of customers relations, marketing and sales.

Year ended December 31, 2009

In 2009, we were focused in voice services in order to comply with ANATEL’s targets and to provide quality service for clients. Also, in order to achieve a consolidated position in the broadband and Pay TV market, during 2009 the focus of our capital expenditure were expanding, modernizing and upgrading our ADSL network, increasing the base of Pay TV and improving our systems and processes of customers relations, marketing and sales.

B.	Business Overview

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

Our concession region is Region III, which comprises 622 municipalities, including the City of São Paulo, with an aggregate population of approximately 41.3 million. Of the municipalities in Region III, 72 have a population in excess of 100,000. The City of São Paulo has a population of approximately 11 million. According to the plan established by the federal government, whereby the government granted licenses to four providers of fixed-line telecommunications services, the State of São Paulo was divided into four sectors, including Sectors 31 (our predecessor company’s area before the reorganization), 32 (the area corresponding to Ceterp before our acquisition), 33 (corresponding to the portion of the State of São Paulo that we do not service) and 34 (CTBC Borda do Campo area before the reorganization). Through transactions that took place in November 1999 and December 2000, CTBC Borda do Campo and Ceterp merged into our company, which now holds Sectors 31, 32 and 34. Sector 33 is held by CTBC Telecom. According to the Presidential Decree regarding the new General Plan of Grants, published in the D.O.U. on November 21, 2008, the three sectors for which we act as a concessionaire (sectors 31, 32 and 34) were unified into a single sector (sector 31).

On May 7, 2002, we began offering international long-distance services and on July 29, 2002, we started offering interregional service. The conditions for the provision of interregional and international long-distance services outside the concession area contemplate that providers already operating services under a selection code (a two-digit code to be input by the caller as a prefix to the number dialed) shall keep such code under the new licenses authorizing operation outside the applicable concession area. Accordingly, we continue using the provider selection code “15” that permits our callers to originate calls using our services even though they are outside our concession area. All interregional and international cellular calls, whether in our concession area or that of another provider, need to dial a carrier selection code using Personal Mobile Service—SMP, through which mobile services users choose the provider for interregional and international long-distance calls, and which requires dialing our code “15” to use our services. See “—Network Services.”

Since our merger with Vivo Participações, we provide mobile telecommunications services in all of the Brazilian states in addition to the Distrito Federal, the Federal district, representing a total of approximately 8.5 million square kilometers and a population of approximately 190.7 million people. Our wholly owned subsidiary Vivo became a national operator when, on September, 2007, it acquired a license of 1.9 GHz (“L” band)  to operate within 6 states located in the Northeast region (Alagoas, Ceará, Pernambuco, Piauí, Paraíba and Rio Grande do Norte), combined with the acquisition of Telemig.

According to data regarding market share published by ANATEL, we are among the leading providers of cellular telecommunications services in Brazil, with the help of our subsidiary Vivo, the leading cellular operator in Brazil. Vivo is a cellular operator in the states of Acre, Alagoas, Amapá, Amazonas, Bahia, Ceará, Espírito Santo, Goiás (also encompassing the area of Federal District), Maranhão, Mato Grosso, Mato Grosso do Sul, Pará, Paraíba, Paraná, Pernambuco, Piauí, Rio de Janeiro, Rio Grande do Norte, Rio Grande do Sul, Rondônia, Roraima, Santa Catarina, São Paulo, Sergipe, Tocantins and Minas Gerais.

In Areas 1 and 2, Vivo uses a frequency range known as “A,” “L” and “J” band that covers 100% of the municipalities in its authorized areas in the state of São Paulo. On December 31, 2011, Vivo had 19.6 million cellular lines in service in these areas, which represented a 14.0% net increase from December 31, 2010, and a market share of approximately 33.0% in São Paulo.

In Area 3, Vivo uses the band “A,” “L” and “J” frequency range that covers 100% of the municipalities and 100% of the population in the states of Rio de Janeiro and Espírito Santo. On December 31, 2011, Vivo had 10.1 million cellular lines in service in this area, which represented a 17.1% net increase from December 31, 2010, and a market share of approximately 38.8% in those states.

In Area 4, Vivo uses a frequency range known as “A,” “E” and “J” band that covers 71.6% of the municipalities and 92.4% of the population in the state of Minas Gerais. On December 31, 2011, Vivo had 7.9 million cellular lines in service in this area, which represented a 16.0% net increase from December 31, 2010, and a market share of approximately 33.3% in Minas Gerais.

In Area 5, Vivo uses a frequency range known as “B” band that covers 67.2% of the municipalities in the states of Paraná and Santa Catarina and 93.9% of the population of Paraná and Santa Catarina. On December 31, 2011, Vivo had 4.5 million cellular lines in service in this area, which represented a 14.1% net increase from December 31, 2010, and a market share of approximately 21.7% in those states.

In Area 6, Vivo uses the band “A,” “L” and “J” frequency range that covers 82.1% of the municipalities and 97.7% of the population in the state of Rio Grande do Sul. On December 31, 2011, Vivo had 6.0 million cellular lines in service in this area, which represented a 14.0% net increase from December 31, 2010, and a market share of approximately 42.6% in that state.

In Areas 7 and 8, Vivo is the leading cellular operator, by number of customers, in its authorization area and uses a frequency range known as “A,” “B,” “L” and “J” band that covers 60.2% of the municipalities in the states of Acre, Federal District, Goiás, Mato Grosso, Mato Grosso do Sul, Rondônia, Tocantins, Amazonas, Amapá, Maranhão, Pará and Roraima which covers 83.0% of the population in these states. On December 31, 2011, Vivo had 15.4 million cellular lines in service in these areas, which represented a 26.2% net increase from December 31, 2010, and a market share of approximately 34.8% in those states.

In Area 9, Vivo uses the band “A,” “L” and “J” frequency range that covers 63.8% of the municipalities and 87.2% of the population in the States of Bahia and Sergipe. On December 31, 2011, Vivo had 5.5 million cellular lines in service in this area, which represented a 23.3% net increase from December 31, 2010, and a market share of approximately 29.8% in those states.

In Area 10, Vivo uses the band “L” and “J” frequency range that covers 37.6% of the municipalities and 73.2% of the population in the States of Alagoas, Ceará, Pernambuco, Piauí, Paraíba and Rio Grande do Norte. On December 31, 2011, Vivo had 2.5 million cellular lines in service in this area, which represented a 43.0% net increase from December 31, 2010 and a market share of approximately 7.1% in those states.

On September 18, 2007, with ANATEL’s approval, Vivo acquired the band “L” lots, except for lot 16 (area of Londrina, Paraná, in region 5) and lot 20 (area of Northern Brazil in region 8). Band “L” comprises lots in frequency ranges 1895 to 1900 MHz and 1975 to 1980 MHz, with 5 + 5 MHz band width. As a result, Vivo managed to complete its last coverage gap and will soon be operating in the entire Brazilian territory. On December 20, 2007, with ANATEL’s approval, Vivo acquired the band “J” lots with 10 + 10 MHz band width, with the exception of the lots in the state of Minas Gerais then acquired by Telemig Celular and now by Vivo.

On December 14 and 15, 2010, Vivo acquired 23 lots in the SMP remaining band auction. Vivo acquired lots in almost all regions of the country, which allowed it to reach spectrum capacity of 70 Mhz or higher in all regions where it operates (excluding 23 municipalities in the region of Franca, State of São Paulo, where the spectrum is 50 Mhz).

In the auction of frequencies of H Band and other remaining bands by ANATEL in December 14 and 15, 2010, in compliance with the call notice No 002/2010/PVCP/SPV, Vivo was the winner in 23 of the blocks auctioned.

As a result, Vivo improved its capacity of rendering of services throughout the national territory and now operates in the 900 MHz and 1,800 MHz frequencies in a broad way.

The table below lists the 23 blocks in which Vivo had the winning offer:

Blocks	Frequency Range (MHz)	Width	Service Areas
41	1800	10 + 10	States of Paraná, Santa Catarina, Rio Grande do Sul, Goiás, Tocantins, Mato Grosso, Mato Grosso do Sul, Rondonia, Acre and the Federal District
42	1800	10 + 10	State of São Paulo
44	1800	15 + 15	Pelotas, Morro Redondo, Capão do Leão and Turuçu municipalities in State of Rio Grande do Sul
45	1800	15 + 15	States of Alagoas, Ceará, Paraiba, Piauí and Rio Grande do Norte
76	900	2.5 + 2.5	State of Rio de Janeiro
77	900	2.5 + 2.5	State of Espírito Santo
78	900	2.5 + 2.5	States of Goiás, Tocantins, Mato Grosso do Sul, Mato Grosso, Rondonia, Acre and the Federal District (3)
79	900	2.5 + 2.5	State of Rio Grande do Sul except Pelotas, Morro Redondo, Capão do Leão and Turuçu municipalities
80	900	2.5 + 2.5	Municipalities of CN 43(2), in the State of Paraná, except Londrina and Tamarana municipalities
81	900	2.5 + 2.5	States of Paraná and Santa Catarina, except CN 43(2) and Londrina and Tamarana municipalities, in the State of Paraná
82	900	2.5 + 2.5	State of Bahia
83	900	2.5 + 2.5	State of Sergipe
84	900	2.5 + 2.5	State of Amazonas, Amapá, Maranhão, Pará and Roraima
92	1800	2.5 + 2.5	State of São Paulo except the São Paulo Metropolitan Area (Grande São Paulo) and nearby area and Sector 33(1) General Plan of Grants in the State of São Paulo
101	1800	2.5 + 2.5	State of Amazonas, Amapá, Maranhão, Pará and Roraima
105	1800	2.5 + 2.5	Paranaíba municipality, in the State of Mato Grosso do Sul
107	1800	2.5 + 2.5	Buriti Alegre, Cachoeira Dourada, Inaciolândia, Itumbiara, Paranaiguara and São Simão municipalities, in the State of Goiás
115	1800	2.5 + 2.5	Buriti Alegre, Cachoeira Dourada, Inaciolândia, Itumbiara, Paranaiguara and São Simão municipalities, in the State of Goiás
119	1800	10 + 10	States of Rio de Janeiro, Espírito Santo, Bahia and Sergipe
122	1800	10 + 10	State of Amazonas, Amapá, Maranhão, Pará and Roraima
124	1800	10 + 10	States of Alagoas, Ceará, Paraíba, Piauí, Pernambuco and Rio Grande do Norte
128	1800	10 + 10	Paranaíba municipality, in the State of Mato Grosso do Sul and Buriti Alegre, Cachoeira Dourada, Inaciolândia, Itumbiara, Paranaiguara and São Simão municipalities, in the State of Goiás
163	1800	5 + 5	Londrina and Tamarana municipalities in the State of Paraná

(1)
Municipalities: Altinópolis, Aramina, Batatais, Brodowsqui, Buritizal, Cajuru, Cássia dos Coqueiros, Colômbia, Franca, Guaíra, Guará, Ipuã, Ituverava, Jardinópolis, Miguelópolis, Morro Agudo, Nuporanga, Orlândia, Ribeirão Corrente, Sales de Oliveira, Santa Cruz da Esperança, Santo Antônio da Alegria and São Joaquim da Barra, in the State of São Paulo.

(2)	CN = Municipalities with the National Select Code.

(3)	Except Paranaíba municipality, in the State of Mato Grosso do Sul, and Buriti Alegre, Cachoeira Dourada, Inaciolândia, Itumbiara, Paranaiguara and São Simão municipalities, in the State of Goiás.

On April 28, 2011, ANATEL decided, with regard to the auction of the “H” band and remaining bands (Notice of No Bid. 002/2010/PVCP/SPV-ANATEL), to grant lots 41, 42, 44, 45, 76–84, 92, 101, 105, 107, 115, 119, 122, 124, 128 and 163 to Vivo and other operators of the winning lots in that auction. The lots assigned solely to Vivo are specified on the table above.

On May 30, 2011, ANATEL’s decision was published in the D.O.U. and the Authorization Terms were signed by ANATEL. On June 1, 2011, the Extracts of the Authorization Terms were published on the D.O.U. As a result, Vivo increased its spectrum, beginning to operate at frequencies of 900 MHz and 1800 MHz in a comprehensive manner.

The following table sets forth population, gross domestic product (GDP), and per capita income statistics for each state in Vivo’s service regions at the dates and for the years indicated:

	On December 31, 2011			Last available IBGE data from 2009
Area	Frequency Range (MHz)	Population (in thousands)(1)	Percent of Brazil’s population(1)	GDP (in millions of reais)(2)	Percent of Brazil’s GDP(2)	Per capita income (in reais)(2)
São Paulo State	850, 900, 1800, 1900 and 2100	41,252	21.63%	1,084,353	33.47%	26,202
Paraná State	850, 900, 1800, 1900 and 2100	10,440	5.47%	189,992	5.87%	17,780
Santa Catarina State	850, 900, 1800, 1900 and 2100	6,250	3.28%	129,806	4.01%	21,214
Goiás State	850, 900, 1800, 1900 and 2100	6,004	3.15%	85,615	2.64%	14.447
Tocantins State	850, 900, 1800, 1900 and 2100	1,383	0.73%	14,571	0.45%	11,278
Mato Grosso State	850, 900, 1800, 1900 and 2100	3,034	1.59%	57,294	1.77%	19,085
Mato Grosso do Sul State	850, 900, 1800, 1900 and 2100	2,449	1.28%	36,368	1.12%	15,410
Rondônia State	850, 900, 1800, 1900 and 2100	1,561	0.82%	20,236	0.62%	13,455
Acre State	850, 900, 1800, 1900 and 2100	733	0.38%	7,386	0.23%	10,689
Amapá State	850, 900, 1800 and 2100	669	0.35%	7,404	0.23%	11,809
Amazonas State	850, 900, 1800 and 2100	3,481	1.83%	49,614	1.53%	14,622
Maranhão State	850, 900, 1800 and 2100	6,570	3.44%	39,855	1.23%	6,260
Pará State	850, 900, 1800 and 2100	7,588	3.98%	58,402	1.80%	7,859
Roraima State	850, 900, 1800 and 2100	451	0.24%	5,593	0.17%	13,285
Federal District	850, 900, 1800, 1900 and 2100	2,563	1.34%	131,487	4.06%	50,436
Bahia State	850, 900, 1800, 1900 and 2100	14,021	7.35%	137,075	4.23%	9,365
Sergipe State	850, 900, 1800, 1900 and 2100	2,068	1.08%	19,767	0.61%	9,786
Rio de Janeiro State	850, 900, 1800, 1900 and 2100	15,994	8.39%	353,878	10.92%	22,104
Espírito Santo State	850, 900, 1800, 1900 and 2100	3,513	1.84%	66,763	2.06%	19,146
Rio Grande do Sul State	850, 900, 1800, 1900 and 2100	10,696	5.61%	215,864	6.66%	19,779
Alagoas State	900, 1800, 1900 and 2100	3,121	1.64%	21,235	0.66%	6,728
Ceará State	900, 1800, 1900 and 2100	8,448	4.43%	65,704	2.03%	7,686
Pernambuco State	900, 1800, 1900 and 2100	8,796	4.61%	78,428	2.42%	8,902
Piauí State	900, 1800, 1900 and 2100	3,119	1.64%	19,033	0.59%	6,052
Paraíba State	900, 1800, 1900 and 2100	3,767	1.97%	28,719	0.89%	7,618
Rio Grande do Norte State	900, 1800, 1900 and 2100	3,168	1.66%	27,905	0.86%	8,893
Minas Gerais State	850, 900, 1800 and 2100	19,595	10.27%	287,055	8.86%	14,328
Vivo		190,733	100.00%	3,239,402	100.00%	16,984

(1)	According to the last revision published by IBGE in 2009 (latest data available).

(2)	According to the most recent IBGE data (2009). Nominal Brazilian GDP was R$3,239,402 million as of December 2009 calculated by IBGE, subject to revision.

On December 31, 2011, Vivo had 324 sales outlets (85 in the state of São Paulo, 43 in the states of Rio de Janeiro and Espírito Santo, 35 in the state of Rio Grande do Sul, 37 in the states of Paraná and Santa Catarina, 21 in the states of Bahia and Sergipe, 29 in the states of Minas Gerais, seven in the states that make up the northwest regions of Brasil and 44 in the states that make up the Midwestern and 21 northern regions of Brazil). It also has an efficient network of 11,337 authorized retail and resales dealerships. Consequently, Vivo has maintained its market leadership position, with a total of 11,661 points of sale.

Prepaid telephone card recharging was available at more than 600,000 locations, including our own stores, dealers, lottery shops, physical and online card distributors, and at smaller shops, drugstores, newspaper stands, bookstores, bakeries, gas stations, bars and restaurants. Recharging is also provided online by several banks’ websites, by credit card’s machines, by telephone and accredited websites.

Overview

Our services consist of:

•	voice services, including activation, monthly subscription, measured service and public telephones;

•	interconnection charges (or network usage charges), which are amounts we charge other cellular and fixed-line service providers for the use of our network;

•	intraregional, interregional and international long-distance voice services;

•	data services, (including broadband services) and mobile value added services;

•	Pay TV services through DTH (direct to home), satellite technology and land based wireless technology MMDS (multichannel multipoint distribution service);

•	the sale of wireless devices and accessories;

•	network services, including rental of facilities, as well as other services.

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

We provide interconnection services to cellular service providers and other fixed telecommunications companies through the use of our network. In April 1999, we also began to sell handsets and other telephone equipment through A. TELECOM S.A. (formerly Assist Telefónica S.A.), our wholly owned subsidiary. Until January 2001, we provided data transmission services, but spun-off our data transmission operations into TDBH. In March 2006, we began the restructuring of our multimedia communications services (serviços de comunicação multimidia) and data transmission activities. See “—A. History and Development of the Company—Historical Background—The SCM Restructuring.”

The monthly and usage fees for our fixed services (local and long-distance) were initially determined in our concession agreements. From March 2007 until July 31, 2007, the billing system was converted to a minute basis and the former measurement based on pulses was discontinued for all customers. Our concession agreements also set forth criteria for annual fee adjustments. We derive a substantial portion of our revenue from services subject to this price adjustment. The method of price adjustment is essentially a price cap. ANATEL annually applies a price index correction that reflects the inflation index of the period and a productivity factor to our local and long-distance fees. Since 2006, the inflation index has been replaced by the IST, which reflects variations in telecommunications companies’ costs and expenses. ANATEL has complied with the fee range set by the concession agreements.

We also provide mobile services for voice, internet and value-added services, including voicemail, voice mail translation in a speech-to-text service (“Vivo Torpedo Recado”), caller identification, voice minutes in unlimited bundles to other mobile phones to post-paid customer, ring back tones (“Vivo Som de Chamada”), data services through WAP protocol and 3G (with a pre-paid data plan special to smartphones), and innovative services such as multi-media backup and cloud based services to save the short messages (“Vivo Torpedo Center”). We also offer direct Internet through data plans for Smartphones, Tablets and other data enabled devices. We developed a new interface—Vivo Services Store (“Loja de Serviços Vivo”) to sell all the services provided by Vivo, from bundles of SMS to content download such as music, video and games.

We offer wireless roaming services through agreements with local mobile service providers throughout Brazil and other countries, allowing our subscribers to make and receive calls while outside of our concession areas.  We provide reciprocal roaming rights to the customers of the mobile service providers with which we have such agreements.

Local Service

Fixed local service includes activation, monthly subscription, measured service and public telephones. Measured service includes all calls that originate and terminate within the same local area or municipality of our concession region, which we refer to as “local calls.” Excluding the portion of our region that was serviced by Ceterp before its acquisition in December 1999, we were the only supplier of local fixed-line and intraregional long-distance telecommunications services in our region until July 1999. At that time, licenses were auctioned to permit a competitor to provide local fixed-line and intraregional long-distance telecommunications services in our region, including the area formerly served by Ceterp. Vésper São Paulo S.A. received authorization and began operations in December 1999. Embratel, GVT, Oi and Tim also provide local services in our concession region. See “—Competition.”

We became the first telephone service concessionaire in Brazil to offer fixed local services outside its concession region (the State of São Paulo). In May 2003, we achieved the network expansion and universal service targets established by ANATEL, and began providing fixed local services to six other states in Brazil, including Sergipe, Espírito Santo, Rio Grande do Sul, Paraná, Santa Catarina and certain areas in Rio de Janeiro. In May 2004, we began providing local fixed telephone services in seven other states in Brazil, including those in the capitals of Pará, Roraima, Amapá, Rondônia, Maranhão, Tocantins and Acre. In May 2005, we also began to provide fixed local telephone services in the capitals of the following states: Ceará, Amazonas, Pernambuco, Rio de Janeiro, Bahia, Mato Grosso do Sul and Mato Grosso. Since May 2006, we have also been providing fixed local telephone services in Brasília (Federal District) and Goiânia, the capital of the State of Goiás. Currently, our main markets outside our concession region are Rio de Janeiro, Espírito Santo, Minas Gerais, Bahia, Pernambuco, Ceará, Federal District, Goiás, Rio Grande do Sul, Paraná and Santa Catarina.

Intraregional Long-Distance Service

Intraregional long-distance services consists of all calls that originate in one local area or municipality and terminate in another local area or municipality of our concession region. We were the sole provider of intraregional long-distance services in our region until July 3, 1999, when the federal government also authorized Embratel and Intelig to provide intraregional long-distance services. Currently, our main competitors in this service are Embratel, Tim, Oi and GVT.

Interregional and International Long-Distance Fixed Service

On March 1, 2002, ANATEL acknowledged that we had satisfied its network expansion and universal service targets two years before the scheduled date. As a result, on April 25, 2002, ANATEL published an order that allowed us to be the first fixed-line telephone company to provide the full range of STFC and granted us a concession to develop interregional long-distance services in Region III and an authorization to develop services in the local, intraregional, interregional and international markets throughout Brazil.

We began operating international long-distance services in May 2002 and interregional long-distance services in July 2002. Interregional long-distance services consists of state-to-state calls within Brazil. International long-distance services consists of calls between a point in Brazil and a point outside Brazil.

Data Services—Fixed Broadband

The fixed broadband service was launched in 1999 with the Speedy brand, initially with ADSL technology, which uses the same copper pair that is used in the provision of voice services, to provide fast Internet service. Currently, the product portfolio of broadband speeds on ADSL range from 256 Kbps (kilobytes per second) up to 8 Mbps (mega bits per second). In 2011, Telefonica has 100% coverage of the municipalities in its concession area and is the first operator in Brazil to reach this mark. In addition, throughout 2011, Speedy reached the milestone of 3.6 million subscribers.

In 2010, Telefonica began selling the product Popular Broadband (Banda Larga Popular), which is an initiative in the State of São Paulo to deliver affordable broadband for low-income populations. This product has a speed of 1 Mbps.

In 2011, the Company and the Ministry of Communications signed the National Broadband Plan (Plano Nacional de Banda Larga) commitment which defines conditions for the provision of broadband retail and wholesale, as well as the conditions of communication, quality and supervision.

Broadband services provided under the National Broadband Plan can be provided starting with 90 days after it becomes effective.  However, the Company voluntarily launched its services under the National Broadband Plan in July 2011 in municipalities where Vivo’s 3G network was already available. On September 28, 2011, the Company began providing fixed broadband services for retail and wholesale customers. The Company also agreed to offer retail broadband for a price of up to R$35.00 to the consumer or a broadband and fixed telephony package for a price of up to R$65.00 to the consumer. Broadband services offered under the National Broadband Plan for retail customers have a minimum speed of 1 Mbps and may have limits on the amount of downloads available. Wholesale services were available in 350 municipalities and can be used by local governments and companies registered under the tax system called “SIMPLES.” Broadband services offered under the National Broadband Plan for wholesale customers are available in multiples of 2 Mbps, limited to 8 Mbps for local governments and 20 Mbps for corporate users.

We also provide fixed broadband services using coaxial cable at speeds ranging from 8 Mbps to 30 Mbps through Ajato (allowing for speeds from 2 Mbps to 16 Mbps) and optical fiber (FTTx). Optical fiber is the most advanced technology currently available and it allows for speeds of up to 100 Mbps.

Pay TV Services

On March 14, 2007, ANATEL has granted A. TELECOM S.A., one of our wholly owned subsidiaries, the license to offer pay TV services via DTH. We began offering pay TV services on August 12, 2007.

On October 31, 2007, ANATEL’s council approved, from a regulatory perspective, the agreement between Grupo Abril and the Company, which involved, among other transactions, the acquisition by the Company of all of Grupo Abril’s Multichannel Multipoint Distribution Service (MMDS) operations (a special license that allows us to offer pay TV through our subsidiary, Telefonica Sistemas de Televisão S.A). The transaction remains under consideration by ANATEL only with respect to antitrust factors, and will ultimately be reviewed by CADE. On December 31, 2011, we reached 699 thousand pay TV users, including both DTH and MMDS technologies. We currently offer DTH to the whole State of São Paulo, and MMDS in the cities of São Paulo, Rio de Janeiro, Curitiba and Porto Alegre.

Network Services

Brazil is divided into four regions in relation to fixed telecommunication services with the following incumbent service providers (which initially received concessions from ANATEL): (i) Region I, that encompasses the North, Northeast and Southeast regions of Brazil, except the State of São Paulo, where concessions are granted to Oi (Telemar) and CTBC Telecom; (ii) Region II, that encompasses the South and Center-West regions of Brazil, where concessions are granted to Oi (Brasil Telecom), CTBC Telecom and Sercomtel; (iii) Region III, that encompasses the State of São Paulo, where concessions are granted to us and CTBC Telecom; and (iv) Region IV, that encompasses the whole country and in which the concession for long-distance calls is granted to Embratel.

In 2005, after meeting the targets imposed in the concession agreement two years before the expected date, Telefonica started to operate long-distance services in every municipality in Brazil. For the operation of local services in Regions I and II, the Company expanded its network to the main Brazilian cities, providing services in these markets with infrastructure based on new-generation platforms.

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

By the end of 2011, for local services, we were present in the main cities of Regions I and II, namely: Porto Alegre, Curitiba, Brasília, Rio de Janeiro, Vitória, Belo Horizonte, Salvador, Florianópolis, Fortaleza, Recife, Goiânia and Uberlândia. For the provision of data services, we had networks in fourteen cities in these regions.

We have continuously adapted and expanded our network topology aiming to develop new business opportunities in the State of São Paulo through offering services to other telecommunications companies. The result was a significant increase in the number of providers that use our wholesale services.

Other important adaptations have been implemented in the network topology to meet the regulatory requirements and to integrate several calling areas in the State of São Paulo, thus allowing customers to make local calls that had previously been categorized as long-distance calls. The integration of new cities into local areas is annually determined by ANATEL and we are fully complying with ANATEL’s determinations.

Competition for long-distance services has continuously increased and by the end of 2011 there were a total of 38 different operators available through the Service Provider Selection Code (Código de Seleção de Prestadora—CSP). Satellite services for providing circuits in remote areas for wholesale and large customers have been also implemented.

Other Services

Currently, we provide a variety of other telecommunications services that extend beyond basic telephone service, including extended maintenance, caller identification, voicemail, cell phone blockers, computer support, antivirus software for our Internet service subscribers, and posto informático (a solution with a fixed monthly fee consisting of a computer, broadband access and technical support twenty-four hours, seven days a week), among others.

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

In 2007, ANATEL published the new version of the Regulation of Fixed Network Compensation Rates, which primarily modified the rules for interconnection rates and calculation methods. Local and long-distance tariffs that were flat at all times became variable according to the rules for public service tariffs. A 20% increase was applied to tariffs of nonincumbents.

In addition to the necessary adaptations in its network concerning the Number Portability, the Company, in conjunction with other operators, implemented a systematic solution including several interoperable processes which enables the correct forwarding of calls.

According to SMP regulations, the VU-M price is subject to free negotiation between parties and once an agreement is reached it must be homologated by ANATEL to take effect. The agreement currently in effect was executed in 2009.

Starting in November 2009, the licenses of each mobile operator were consolidated by region, resulting in the consolidation of tariffs and in the reduction of interconnection fees for long-distance traffic within its network.

At the end of 2011, Telefonica had 106 local and long-distance interconnection agreements and 87 agreements for provision of local traffic and long-distance.

I-Telefónica

I-Telefónica is a free Internet access service provider launched in September 2002 by our subsidiary A. TELECOM S.A. (formerly Assist Telefónica). The product is available in 622 cities in the State of São Paulo and over 1,500 cities in all of Brazil. The service delivers high-quality, stable Internet access that is structured to ensure that our clients do not encounter a busy signal when connecting to the Internet. I-Telefónica permits us to increase the range of our services and better supply our customers by offering an entry-level option to the Internet market.

I-Telefónica also represents a strategic tool to protect us against the possible traffic imbalance that may be generated by Internet access service providers that do not use our network. Traffic imbalance (sumidouro) occurs when a certain telecommunications operator has a higher volume of incoming than outgoing traffic (with another operator). When the incoming/outgoing traffic relationship falls outside the 45% to 55% range, the operator with higher outgoing traffic must pay to the other the interconnection fees corresponding to the traffic that exceeds the range. Telecommunications operators that house Internet service providers tend to have more incoming than outgoing traffic, and thus receive interconnection revenue from other operators. I-Telefónica helps us keep our dial-up traffic on our own network, and thus reduce unfavorable traffic imbalance, thereby lowering our interconnection expenses.

Authorization to Provide Multimedia Services

On January 29, 2003, ANATEL granted our SCM license nationwide, allowing A. TELECOM S.A. (formerly Assist Telefónica), our wholly owned subsidiary, to provide voice and data services through points-of-presence (POPs), which are comprised of private telecommunications networks and circuits. In addition to A. TELECOM S.A., ANATEL granted SCM licenses to T-Data (formerly T-Empresas) and Emergia.

Authorizations for pay TV via satellite

On March 14, 2007, ANATEL granted A. TELECOM S.A. authorization to provide services of pay TV via satellite (Direct to Home – DTH). DTH is one of the special types of subscription TV services that utilize satellites for the direct distribution of television and audio signals for subscribers. The launching of the commercial transaction occurred on August 12, 2007.

Authorization for Multichannel Multipoint Distribution Service (MMDS)

On October 31, 2007, the board of ANATEL concluded its regulatory review of the agreement between Grupo Abril and the Company, approving the transaction from a regulatory perspective, which involved, among other transactions, the acquisition of all of the operations of MMDS.

This decision was published in the D.O.U. on November 19, 2007. The transaction continues to be analyzed by ANATEL, solely with respect to antitrust matters, and will ultimately also be reviewed by CADE.

On February 16, 2009, ANATEL extended the authorization until 2024 for the use of the spectrum frequencies associated with the MMDS in São Paulo, Curitiba, Rio de Janeiro and Porto Alegre. ANATEL is currently analyzing the price to be paid for the spectrum usage.

The STFC Concession Agreement

The Company is authorized to provide STFC to render local and domestic long-distance call services originated in Region III, which comprises the State of São Paulo, except for Sector 31, established in the General Plan of Grants.

The current concession agreement, dated December 22, 2005, was renewed on January 1, 2006, and will be valid until December 31, 2025. On December 15, 2010, ANATEL released a public consultation proposing the amendment of clause 3.2 of the concession agreement which resulted in the approval of Resolution No. 559 published on December 27, 2010. Resolution No. 559 establishes that the current concession agreement can be reviewed by ANATEL on May 2, 2011, December 31, 2015, and December 31, 2020. Based on the amended clause 3.2, ANATEL may establish new requirements and targets for universal and high-quality telecommunication services, according to the conditions present at the time of review.

On June 30, 2011, the Company renewed its concession agreement and entered into new contracts for local and long-distance services with ANATEL pursuant to the concession agreement, with new conditions imposed on the Company to change the basis of calculation of the biannual concession costs. The most relevant modifications discussed by ANATEL’s board include: (i) suppression of clause 14.1 which prohibits service providers from controlling cable TV operators within their concession area; (ii) amendment of clause 3.2, which provides for a biennial concession fee, to include interconnection revenue in its calculation basis; (iii) broadening of ANATEL’s supervisory powers; (iv) the possibility of off-setting cost of universalization in the calculation of the concession burden; (v) the inclusion of the AICE tariff adjustment formulas; (v) the possibility of remote monitoring of services; (vi) limiting the price of AICE subscription to 60% of the basic subscription; and (vii) free price determination.

The concession agreement establishes that all assets owned by the Company and which are indispensable to the provision of the services described in such agreement are considered reversible assets and are deemed to be part of the concession assets. These assets will be automatically returned to ANATEL upon expiration of the concession agreement.

Every two years, during the agreement’s new 20-year period, publicly held companies will have to pay a renewal fee which will correspond to 2% of the revenue resulting from the application of basic service plans and alternative STFC, net of taxes and social contributions. The first payment of this biennial fee occurred on April 30, 2007, based on 2006 revenue, and the second payment occurred on April 30, 2009, based on 2008 revenue. The next payment is scheduled for 2012 based on 2011 revenue. See Note 1 to our Consolidated Financial Statements.

On April 8, 2008, we signed an amendment to the concession contracts to substitute the obligation to install telecommunications service posts with an obligation to roll out broadband network infrastructure throughout the municipalities serviced by such concessionaires.

ANATEL granted on August 18, 2011 consent to the transfer from the Company to Vivo of the concessions for the provision of local STFC services, domestic long-distance and international long-distance services in Regions I and II of the General Plan of Grants (outside São Paulo). On September 8, 2011, the extract of the authorization term was published on the D.O.U. for the transfer of STFC licenses in Regions I and II to Vivo. As a result, Vivo began to offer the STFC through the GSM technology across its area, except for the State of São Paulo.

In November 2000, ANATEL adopted certain regulations for the issuance of new licenses, which are authorizations to provide wireless communication services through SMP, personal mobile service, to compete with the then existing cellular operators in the various regions of Brazil. These regulations divided Brazil into three main regions covering the same geographic area as the concessions for the fixed-line telecommunication services. ANATEL organized auctions for three new licenses for each of those regions. The new licenses provided that the new services would be operated in the 1800 MHz radio frequency bands which were denominated as the “C” band (which was later transformed into extension bands), the “D” band, “E” band and “M” band. These new licenses were auctioned by ANATEL and awarded during the first quarter of 2001, at the end of 2002, in September 2004, in March 2006, in September 2007, in December 2007 and in December 2010.

Services for Corporate Customers

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

Rates and Taxes

Rates

Overview

We generate revenue from (i) activation and monthly subscription charges, (ii) usage charges, which include measured service charges, and (iii) network usage charges and other additional services.

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

According to the new contract, we readjust charges based on a service basket of fees, as follows:

•
Local services, where rates are established pursuant to a service basket of fees that includes rates for the measured traffic and subscription fees. In the case of a price adjustment, each one of the items within the local fee basket has a different weight and, as long as the total local fee price adjustment does not exceed the rate of increase in the Telecommunication General Price Index, or IST, minus a productivity factor as established in the concession agreements, each individual fee within the basket can exceed the IST variation by up to 5%.

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

Our revenue from local service consists principally of activation charges, monthly subscription charges, measured traffic charges and public telephone charges. Users of measured traffic, both residential and non-residential, paid for local calls depending on usage, which until July 2007 was measured in pulses and from then on has been measured in minutes. The first minute is accounted for at the moment a call is connected to its destination.

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

Our local concession contracts set forth two mandatory plans for local fixed service, and allow for the concession company to design other alternative pricing plans of its own. Customers will have a choice between the two mandatory plans, any other alternative plan or a combination of basic and alternative plans. The main differences between the two main mandatory plans are as follows:

•	Local Basic Plan: for clients that make mostly short-duration calls (up to three minutes), during regular hours; and

•	Mandatory Alternative Plan (PASOO): for clients that make mostly longer-duration calls (above three minutes), during regular hours and/or that use the line for dial-up service to the Internet.

The following table outlines the basic billing requirements and rates for the local Basic Plan and the Mandatory Alternative Plan:

Characteristics of Plan	Basic Plan	Mandatory Alternative Plan
Monthly Basic Assignment
Allowance (minutes included in the Residential Assignment)	200 minutes	400 minutes
Commercial Assignment Allowance (minutes included in the Commercial Assignment)	150 minutes	360 minutes
Local Call Charges
Regular Hours
Completing the call (minutes deducted from the allotment)	–	4 minutes
Completing the call after the terms of the allotment Sector 31	–	R$0.15980
Local Minutes–charges in excess use of the allotment Sector 31	R$0.10224	R$0.03994
Minimum time billing	30 seconds	–
Reduced Hours
Charge per answered call (minutes deducted from allotment)	2 minutes	4 minutes
Charge per answered call after the allotted duration Sector 31	R$0.20448	R$0.15980

The fees for Local Basic Plan Service were approved by ANATEL’s Act No. 5,834 of August 24, 2011. The Alternative Plan under Mandatory Service Provisions (Oferta Obrigatória) (PASOO) was approved by Resolution No. 450, on December 7, 2006, being that the readjustment of the tariffs follows the same rule established for the local basic plan.

In addition, Resolution No. 547, published on November 29, 2010, established that the Company’s fees for both the Local Basic Plan and Mandatory Alternative Plan (PASOO) will be unified following the unification of sectors 31, 32 and 34 into one single sector (sector 31), as defined by the Presidential Decree regarding the new General Plan of Grants published in the D.O.U. on November 21, 2008. Before this unification, ANATEL must publish an Act with the calculated fees taking into consideration the methodology in Resolution No. 547. This unification also applies to Basic Plan tariffs of fixed-to-mobile calls and long-distance calls and presumes the preservation of revenue earned on each item of the Basic Plan.

Besides the Basic Service Plans, the Company may offer alternative plans with any pricing design it chooses. However, ANATEL must be notified of these alternative plans before the publication and implementation of any such plan.

Clause 12.1 of the STFC concession agreement provides that the Local Basic Plan can be readjusted for periods of not less than 12 months taking into consideration the inflation index “IST” reduced by a fraction of the Company’s productivity (named “Fator X,” which is calculated by ANATEL based on Resolution No. 507/08). The Mandatory Alternative Plan (PASOO) follows the same readjustment formula as the Local Basic Plan. Other alternative service plans are readjusted based on the IST.

On August 24, 2011, ANATEL’s Act No. 5,834 approved new local tariffs for our areas of concession, effective as of December 24, 2011. The average readjustment in the local service basket was 0.66%. The tariffs were applied to customers as demonstrated below:

•	Residential customers were charged a monthly subscription fee for the provision of service of R$41.38;

•	Commercial clients and nonresidential customers (PBX) were charged a monthly subscription fee for the provision of service of R$69.67 in Sector 31, R$67.82 in Sector 34 and R$64.72 in Sector 32;

•	Local minute tariffs were charged at R$0.10423 per minute in Sector 31; and

•	Activation fees of R$113.81 were charged in Sector 31.

Intraregional and Interregional Long-Distance Rates

Intraregional long-distance services consists of all calls that originate in one local area or municipality of our concession region and terminate in another local area or municipality of our concession region. All other calls are denominated interregional long-distance calls. Rates for intraregional and interregional long-distance calls are computed on the basis of the time of day, day of the week, duration and distance of the call, and also may vary depending on whether special services, including operator assistance, are used.

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

International Long-Distance Rates

On May 7, 2002, we began operating international long-distance services. International long-distance call charges are computed on the basis of the time of day, day of the week, duration and destination of the call, and also may vary depending on whether special services are used or not, including operator assistance.

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

In accordance with ANATEL regulations, we must charge interconnection fees to the other telephone service providers based on the following:

•
Fee for the use of our local network—we charge long-distance services providers a network usage charge for every minute used in connection with a call that either originates or terminates within our local network. We charge local service providers a fee for traffic that exceeds 55% of the total local traffic between the two service providers.

•	Fee for the use of our long-distance network—we charge the service providers a network usage charge on a per-minute basis only when the interconnection access to our long-distance network is in use.

•	Fee for the rental of certain transmission facilities used by another service provider to place a call.

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

In the same way, Resolution No. 458 established that the transition rule for the inter-city network tariff TU-RIU will remain in effect until the LRIC model becomes effective, and further determined that the value of TU-RIU is limited to 30% of the long-distance minute value of Class 4, which is the class of calls of the longest distance established by ANATEL.

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

Our revenue from network services also includes payments by other telecommunications service providers for the use of part of our network arranged on a contractual basis. Other telecommunications service providers, including providers of trucking and paging services, may use our network to connect a central switching office to our network. Some cellular service providers use our network to connect cellular central switching offices to the cellular radio-based stations. We also lease transmission lines, certain infrastructure and other equipment to other providers of telecommunications services.

Data Transmission Rates

We receive revenue from charges for data transmission, which includes our broadband service “Speedy,” the rental of dedicated analog and digital lines for privately leased circuits to corporations and others that were provided by us and Telefonica Data. See “—A. History and Development of the Company—Historical Background—The Spin-off of Certain Data Transmission Operations” and “—A. History and Development of the Company—Historical Background—The SCM Restructuring.”

Taxes

The cost of telecommunications services to each customer includes a variety of taxes. The principal tax is a state value-added tax, the Imposto sobre Circulação de Mercadorias e Serviços, or “ICMS,” which the Brazilian states impose at varying rates from 7% to 35% on certain revenues from the sale of goods and services, including telecommunication services.

•
Federal Social Contributions: Contribuição para o Programa de Integração Social or “PIS,” and Contribuição para o Financiamento da Seguridade Social or “COFINS,” are imposed on gross operating revenue at a combined rate of 3.65% for telecommunications services (consisting of the COFINS amounts of 3.0% and PIS amount of 0.65%) and 9.25% for other services (consisting of the COFINS amounts of 7.6% and PIS amount of 1.65%). PIS is a tax designed to share business profits with employees through a mandatory national savings program, and is financed by monthly deposits collected as a percentage of gross operating revenue. COFINS is a tax designed to finance special social programs created and administered by the Brazilian government. Revenue related, among other things, to investments, dividends and sales of fixed assets are not subject to PIS and COFINS.

•
Contribution for the Fund for Universal Access to Telecommunications Services—”FUST.” FUST was established in 2000 to cover the cost exclusively attributed to fulfilling obligations (including free access to telecommunications services by governmental institutions) of universal access to telecommunications services that cannot be recovered with efficient service exploration or that are not the responsibility of the concessionaire. Contribution to FUST are due at the tax rate of 1% of gross operating telecommunications services revenue (except for interconnection revenue), and it may not be passed on to customers.

•
Contribution to the Fund of Telecommunications Technological Development—”FUNTTEL.” FUNTTEL is a federal social contribution and was established in 2000, to stimulate, among others, technological innovation and to enhance human resources development so as to increase the competitiveness of the Brazilian telecommunications industry. Contribution to FUNTTEL is due at the tax rate of 0.5% of gross operating telecommunications services revenue (except interconnection revenue), and it may not be passed on to customers.

•
Contribution to the Fund for Telecommunications Regulation—”FISTEL.” FISTEL is a federal tax applicable to telecommunications transmission equipment which serves to provide funds to cover the expenses incurred by the Federal Government in performing inspections of telecommunication services and in developing the means and improving the techniques necessary for carrying out these inspections. The fees owed to FISTEL, known as the FISTEL Taxes, are: (i) an installation inspection fee assessed on telecommunications central offices upon the issuance of their authorization certificates and (ii) an annual operations inspection fee that is based on the number of authorized central offices in operation at the end of the previous calendar year.

Billing

We send each customer a monthly bill covering all of the services provided during the prior period. Telephone service providers are required under Brazilian law to offer their customers the choice of at least six different payment dates for each month. In our case, customers are divided into 47 different groups, and each group receives a bill according to a specific billing date within the monthly billing cycle.

We have a billing and collection system with respect to local, national and international long-distance voice, subscriptions, broadband, data, IT services, outsourcing, television and third-party services. Payments of bills are effected under agreements with various banks and other collection agencies (including lottery-playing facilities, drugstores and supermarkets) either by debiting the customer’s checking account, direct payment to a bank or through the Internet. We aim to avoid losses in the implementation of new processes and the roll-out of new products through the monitoring of billing, collection and recovery controls. The billing process is audited by the Associação Brasileira de Normas Técnicas (Brazilian Association of Technical Standards), or ABNT, under the applicable rules of the Sarbanes Oxley Act. The actions are followed closely by our Revenue Assurance Team, which measures every risk of loss of revenue detected along the billing and collection chain. These risks are managed to minimize revenue losses.

Our subsidiary Vivo uses Atlys, a billing solution that combines software and hardware resources, from the supplier company Convergys as the billing system for centralized billed invoicing in the city of São Paulo. The billing system operates via a batch processing concept using Vivo customers’ voice and data traffic. This system functions by segregating voice and data traffic on a daily basis, according to which of seven total billing preferences a customer elects. Each cycle has a specific due date for each of the consumer and corporate segments.

For prepaid services, Vivo uses the Next Generation Intelligence Network (NGIN) platform, a prepaid platform, from the supplier company PTI, which also works in a centralized way in the city of São Paulo. In order for the NGIN platform to process correctly, the same system for billed invoicing is used. This system separates the module for customer information, called Care, which is a services platform, from the Voice and Data traffic processing module used, called Core, which is a tariff platform.

During 2006, the RJ/ES and CO/N centralization billing (billed and prepaid) were completed. The BA/SE centralization process was completed in April 1, 2007.

In July 2009, Telemig Celular concluded its centralization process to conform its billing practices to Vivo’s prepaid platform (NGIN). The billing system for postpaid customers was centralized in August 2010 when Telemig Celular completed its process to conform all the billing practices.

In November 2011, Vivo began developing a project to optimize its operational processes and reduce the period between the cut and due date of bills. At the end of this project, expected for April 2012, Vivo will reduce its billing cycles to six month cycles.

Co-billing

In accordance with the Brazilian telecommunications regulations, we use a billing method called “co-billing” to both segments, fixed and mobile. This method allows billing from other phone service providers to be included within our own invoice. Our customers can receive and subsequently pay all of their bills (including the fees for the use of services of another telephone service provider) by using one invoice. To allow for this method of billing, we provide billing and collection services to other phone service companies. We have co-billing agreements (“co-billing in”) with national and international long-distance phone service providers. Similarly, we use the same method of co-billing to bill our services on the invoices of other fixed and mobile providers. We use direct billing through the national registry of clients for customers who use our long-distance services through operators that have no joint billing agreement with us.

Value Added Services (VAS)

Entertainment, information and online interactivity services are available to all Vivo customers through agreements with content suppliers. These agreements are based on a revenue-sharing model through the processes of billed and prepaid categories, with all divergences between these categories being demonstrated to the content suppliers.

Third-party Services

In fixed as well as mobile billing process is made inclusion third-party services into the bill, collection and transfer. This service is charged to the contractor.

Collection

We have policies dealing with accounts of defaulting customers according to each ANATEL regulation. For mobile service, we apply the SMP regulation and for fixed service we apply the STFC.

For mobile customers, as a general rule, if the payment is late for more than 15, service can be partially suspended. If payment is late for more than 45 days after the partial suspension, the service can be fully suspended until payment is made. We offer an installment payment plan for those clients with past due balances. However, if accounts are not paid after 90 days, the contract can be cancelled and reported to credit protection agencies.

For fixed customer, as a general rule, if the payment is late for more than 30 days, service can be partially suspended. If payment is late for more than 60 days after the partial suspension, service can be fully suspended until payment is made. We offer an installment payment plan for those clients with past due balances. However, if accounts are not paid after 90 days, the contract can be cancelled and reported to credit protection agencies.

After the cancellation of the contract, for mobile and fixed services, the accounts are directed to independent collection agencies.

The amounts receivable overdue by 105 days, except for accounts receivables from interconnection fees and government and corporate customers, are considered provisions for doubtful accounts. The write-offs are made in accordance with Brazilian regulations, which permits a bad debt write-off for late payments of R$0 to R$5,000 if they are over 180 days late or R$5,001 to R$30,000 if they are over 365 days late. Write-offs of late payments of over R$30,001 that are open for more than 365 days require the commencement of a lawsuit.

During 2011, the monthly average of partial suspensions, for both mobile and fixed services, was 2,050,000 lines and the monthly average of total suspensions was 379,000 lines. The provision for doubtful accounts in 2011 was 1.18% of the total gross revenue.

Network and Facilities

Our network consists of an access layer that connects our clients through our metal or optical networks, which are connected to voice and data centers. These centers are interconnected locally or remotely through transmission equipment connected predominantly with fiber optics and occasionally through a microwave network, which together form a network layer that enables connectivity between the various central aggregate services platforms as well as interconnection with other carriers. Our network strategy is based on the expansion of the Access Network (fiber optics) to allow greater coverage and broadband (high-speed) services for our customers, as well as to develop an integrated multiservice network and multimedia applications. As a telecommunication service provider, we do not manufacture equipment for the construction of our networks and facilities. We buy the equipment from qualified suppliers and through this equipment we implement our networks and facilities through which we supply our services. The following table sets forth selected information about our network in aggregate:

	At and for the year ended December 31,
Wireline access lines	2011	2010	2009	2008	2007
Installed access lines (millions)	14.7	14.6	14.5	14.7	14.6
Access lines in service (millions) (1)	11.0	11.3	11.3	11.7	12.0
Average access lines in service (millions)	11.1	11.3	11.5	11.8	12.0
Access lines in service per 100 inhabitants	26.5	27.5	27.1	28.7	29.1
Percentage of installed access lines connected to digital switches	100.0	100.0	100.0	100.0	100.0

	At and for the year ended December 31,
Wireline access lines	2011	2010	2009	2008	2007
Number of public telephones (thousands)	215.8	250.7	250.5	250.3	250.3
Broadband access lines (millions)	3.6	3.3	2.6	2.5	2.0

	Year ended December 31,
Mobile access lines	2011	2010	2009	2008	2007
Cellular lines in service at year-end (in millions)	71.5	60.3	51.7	44.9	37.4
Contract customers (in millions)	16.1	12.6	9.8	8.6	7.1
Prepaid customers (in millions)	55.4	47.7	42.0	36.4	30.3
Growth in cellular lines in service during year	18.7%	16.5%	15.1%	20.2%	11.6%
Churn(2)	34.2%	32.0%	30.5%	31.3%	28.8%
Estimated covered population (in millions)(3)	190.7	191.5	191.5	190.4	135.3
Penetration at year-end(4)	123.9%	104.6%	90.5%	79.1%	63.5%
Market share(5)	29.5%	29.7%	29.78%	29.8%	30.9%

(1)	Data includes public telephone lines.

(2)	Churn is the number of customers that leave us during the year, calculated as a percentage of the simple average

(3)	Number of people within our region that can access our cellular telecommunications signal.

(4)	Number of cellular lines in service in our region, including those of our competitors, divided by the population of our Region.

(5)	Percentage based on all lines in service in our region at year-end.

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

The IP/MPLS platform allows us to offer Internet connection solutions to residential clients (Speedy) and business clients, and for the later, at speeds that vary from 64 Kbps to 10 Gbps.

This platform is connected to the main Brazilian Internet providers and telecommunication companies through the network of Telefonica International Wholesale Services, or TIWS, which has redundancy connections. In addition to this connectivity, we installed distributed “mirrors” of the main content providers, using innovative resources from the CDN solution (Content Delivery Network). These characteristics provide our clients with high-quality services and short delays in their Internet connections.

Additionally, we have solution centers named DNS (Domain Name System) strategically positioned in the network which were extended by 25% in 2010 and which guarantee a quick name resolution to our Internet services clients. These centers transform the Internet addresses typed by residential and business clients into IP addresses guaranteeing the correct transmission of data. There were no extensions in 2011, but we plan a 15% increase in 2012 and another 15% in 2013.

We provide the IP/MPLS network to our business clients offering advanced connection solutions to small, medium and large companies (Virtual Private Networks – VPN). This network has mechanisms of quality assurance for all applications (QoS – Quality of Service) as well as applications for voice, video and data convergence. We also offer connectivity solutions to business clients through a network based on Frame-Relay, X25, ATM and Metro Ethernet technologies.

In the residential segment, since 1999, we have been heavily investing in offering broadband access through an asymmetric digital subscriber line, or ADSL, technology under the brand “Speedy.” This technology provides high-speed Internet access through regular telephone lines. In 2007, we initiated the implementation of the FTTx network (available through fiber optic cables running to the subscriber’s home – GPON technology) with a coverage of 1,042K Home Passed, offering in 2011 a range of different speeds up to 10 Mbps, and IPTV high definition service (HDTV). In December 2011, we surpassed the mark of 3.6 million broadband clients connected in service, 45% of which had speeds equal to or greater than 2Mbps. To reach this number of clients, we constantly search for market differentials such as new integrated services, speed upgrades and servicing of new localities, among others.

We offer the IPTV service through a partnership with TVA through the FTTx network and the Telefônica Brasil Platform. We made several improvements in the platform, such as the inclusion of Fast Channel Change (FCC) and installing a new version of the software with more interactive navigation, with the aim of providing a better user experience. In 2012, we will continue the improvements started in Telefônica Brasil’s Platform aiming to increase competitiveness in the ITS market. This platform consists of pay TV with video broadcast offered through the use of the IP protocol. The offering of such technologically advanced services is only made possible due to our partnership with TVA, a recognized provider of pay TV services. Additional services, such as pay-per-view and video on demand (VOD), are also available. New high definition channels (HD) will be included to increase the quality and option for our customers. Furthermore, Telefônica Brasil’s network contains space for the recording of programs or local recordings in the Set Top Box (STB), and in the future, third-party content providers will be able to offer games, interactive and connectivity services.

We also offer digital television service via satellite (DTH) to the subscribers in the State of São Paulo (and in the future, all of Brazil) that receive broadcast/PPV content through a Ku band antenna and standard Set Top Box (with Smart Card), also available with a Personal Video Record (PVR) service. As of December 31, 2011, we surpassed the mark of 428 thousand subscribers in service. We finished the implementation of the Content Protection system in 2010, aiming to reduce the possibility of undesired access to the distributed content. In 2011, we began offering plans with new channels in high definition (HD)—up to 11 paid channels in HD, offering premium content to our customers and new local channels to increase service penetration in some areas of coverage.

Our development plan contemplates the use of the most advanced technology available, focusing on integration with the Internet and an increase in the number of multimedia transmission services, with an emphasis on ADSL, FTTx (GPON), NGN, DWDM, ROADM and retransmittal technologies of TV over IP protocol (IPTV), satellite (DTH), and the continuous evolution of TV services.

Before November 1998, our subsidiary Vivo network used only AMPS analog technology. After privatization, we began to use CDMA digital and TDMA digital technologies. In 2006, we began to implement a GSM Network. In 2007, we began to implement a WCDMA Network. In 2011, we launched the HSPA+ technology, commercially known as 3GPlus, working across our 3G network. This technology was commercially launched in November, 2011 in São Paulo (and its extended metropolitan area with area code 11), allowing customers who have compatible terminals to achieve even higher transmission rates, reaching up to three times the value of traditional 3G’s rate. Digitalization offers certain advantages, such as greater network capacity and additional revenue through the sale of value-added services. We continue to increase network capacity and coverage to improve our quality of service and to meet customer demand.

Our advanced network management technology ensures global management and supervision of all our network processes and network performance. The network management centers are located in São Paulo, Brasilia and Minas Gerais. The network management center of São Paulo monitors the critical network operational parameters of the countrywide transmission backbone, third parties’ networks, IP networks and service platforms. The network management center in Brasília monitors the critical network operational parameters in the Midwestern Region (CO), Rio de Janeiro, Espírito Santo, Rio Grande do Sul and Paraná/Santa Catarina. The network management center in Minas Gerais monitors the critical network operational parameters in the Northeastern region (NE), the Northern region (NO), Bahia, Sergipe, São Paulo and Minas Gerais. These centers are able to identify abnormalities in both our network and in third parties’ networks, using failure and signaling monitoring systems. In addition, quality and service standards are constantly monitored. The network management centers are integrated with maintenance and operations teams that maintain and operate cellular network elements, as well as cellular infrastructure and transmission, in addition to the radio network elements and computing bases, service platforms and communications backbones.

Currently, 100% of our network is digital.

Competition

In 2011, the competition continued to increase in the market for small/medium enterprises and in the residential market due to an expansion of the coverage area of the main competitors, improvements on their portfolios, and also due to an increase in their commercial activity and offers for both fixed and mobile services, adding downward pressure to prices and pushing for higher discounts.

We face intense competition in all the areas in which we operate, principally from other cellular service providers and also from fixed-line operators. Many of these competitors are part of a large, national or multinational group and therefore have access to financing, new technologies and other benefits that are derived from being a part of such a group.

The principal cellular competitor in the state of São Paulo is Claro and in the states of Paraná and Santa Catarina is TIM Celular or TIM. The main fixed-line operator in this area is Brasil Telecom S.A. (in 2008, the Brazilian Government published Decree No. 6654/2008 of revision of the fixed-line general concession plan (Plano Geral de Outorgas, or PGO), allowing fixed-line concessionaires to operate in more than one region of the country. This change allowed Telemar Norte Leste S.A. to buy Brasil Telecom.

In the Central, Western and Northern region the principal competitors are: Claro, in the region encompassing the states of Mato Grosso do Sul, Mato Grosso, Goiás, Tocantins, Rondônia and Acre and the Federal District, and TIM, in the region encompassing the states of Amazonas, Roraima, Pará, Amapá and Maranhão. The main fixed-line operators in this area are: Brasil Telecom S.A., in the region encompassing the states of Mato Grosso do Sul, Mato Grosso, Goiás, Tocantins, Rondônia and Acre and the Federal District, and Telemar Norte Leste S.A.—Telemar, in the region encompassing the states of Amazonas, Roraima, Pará, Amapá and Maranhão. Other competitors are Oi (Telemar mobile operator) and TIM.

In the Bahia and Sergipe service areas, the principal cellular competitor is Claro. Other cellular competitors are Oi and TIM Celular or TIM, which also operate in the state of Minas Gerais. The principal fixed-line competitor in this area is Telemar Norte Leste S.A.

In the Ceará, Pernambuco, Paraíba, Alagoas, Rio Grande do Norte and Piauí service areas, the principal cellular competitor is TIM. Other cellular competitors are Oi and Claro. The principal fixed-line competitor in this area is Telemar Norte Leste S.A.

In the Rio de Janeiro and Espírito Santo service areas,  the principal cellular competitor is Claro, which operates in the states of Rio de Janeiro and Espírito Santo. Claro is controlled by a consortium led by the Telecom Américas Ltd. (controlled by América Móvil S.A. de C.V.). Claro began providing cellular telecommunications services in this Region at the end of 1998. The principal fixed-line operator in this area is Telemar Norte Leste S.A. Oi is the third competitor and is integrated with Telemar (a fixed-line operator) and TIM is the fourth competitor.

In Rio Grande do Sul, the principal cellular competitor is Claro, which operates in several regions in Brazil, including Vivo-Rio Grande do Sul’s region. Other cellular competitors are Brasil Telecom S.A. and TIM. The main fixed-line competitor in this area is Brasil Telecom.

In Minas Gerais, currently, there are four other wireless service providers operating within the authorization area of Vivo S.A. Our subsidiary Vivo faces competition from the following operators: (a) TIM, the “B” band frequency range operator that launched its services in December, 1998 (TIM is primarily owned by Telecom Italia  and operates in the entire State of Minas Gerais using GSM and WCDMA technologies); (b) Oi, the “D” band operator that launched its services in June 2002 (Oi is a subsidiary of Tele Norte Leste Participações S.A. (Telemar) and operates in the entire State of Minas Gerais using GSM and WCDMA technology); (c) Claro, the “E” band operator that launched its services in the fourth quarter of 2005 (Claro is controlled by América Móvil and operates a GSM and WCDMA technology network); and, (d) CTBC Celular, an “A” band and 3G band operator (CTBC Celular is controlled by CTBC, a fixed-line operator and uses GSM and WCDMA technologies).

Our subsidiary Vivo S.A. also compete with certain other wireless telecommunications services in specific segments, such as mobile radio (including digital trunking technology, offered by Nextel), paging and beeper services, which are used by some operators in  the areas of Vivo S.A. as a substitute for cellular telecommunications services. These competing wireless telecommunications services are generally less expensive than mobile telecommunications services. In December 2010, through the auction 002/2010/ANATEL, NEXTEL was awarded 12 SMP licenses (11 spectrum licenses in “H” band (3G band) and 1 spectrum license in “M” band (1800 MHz band)).

Satellite-operated services which provide nationwide coverage, are also available in Brazil. Although these services have the advantage of covering much larger areas than those covered by the cellular telecommunications services, they are considerably more expensive than the cellular telecommunications services we offer and do not provide competitive coverage inside buildings.

Our main competitors for the provision of fixed services are: America Móvil / Telmex group (which includes NET, Claro and Embratel), TIM (which includes Intelig and Tim Fiber) and GVT. Our competitors employ varied strategies to gain market share. For instance, GVT expanded its operations to other major cities in the State of São Paulo, with a strategy based on ultra-broadband services, low price, high-quality customer service, and a new TV product, targeting high-income residential clients and small and medium businesses. NET improved its TV portfolio with a new on-demand video product (NOW) and continued its strategy of aggressive broadband prices, offering promotionally 10 Mb for the price of 1 Mb, which increased our churn up to 7% in some regions, against an average of 2.3%. TIM acquired a large optical-fiber network from AES (Atimus), and constituted a new company called TIM Fiber, which is expected to begin to offer high-speed fixed broadband in the city of São Paulo and other 11 cities nearby, making this market even more competitive. In the segment of low-income customers, we face competition from Embratel in TV services and NET in both TV and broadband services.

At Telefonica, we continue to develop and expand our product offerings, particularly those with great potential for future growth, such as broadband Internet services, pay-TV, and information technology services. Speedy maintained its position as market leader in the State of São Paulo with more than 3.5 million customers as of December 31, 2011 and over 9% growth compared with the same date in 2010. Additionally, our broadband service over high-speed optical fiber reached over 50 thousands households, a growth over 300%, contributing to lower churn with a high trend of bundling.

The strategy of low cost long-distance calls initiated by TIM for on-net calls on a “billing per call” basis continued the success already observed in 2010, and led Claro and our subsidiary Vivo to start making similar offers. These low-cost mobile long-distance rates contribute to the losses of fixed-lines of the incumbents. Nevertheless, the total market of fixed-lines grew 2% compared to the previous year, supported by FWT offers in locations not covered by copper networks and by the growth of fixed-lines provided by non-incumbent companies sometimes bundled for free.

Our subsidiary Vivo has also launched a FWT service which offers fixed-phones using the wireless network. With Vivo’s FWT service, we aim to leverage the fixed-phones sales, mainly outside the state of São Paulo, where we have reduced fixed network capacity. This solution can also reduce the cost of providing this service to enterprises located nationwide, such as banks, which we already have in our portfolio of clients.

We continue with our strategy in the corporate market as a provider of complete infrastructure solutions for information technology customers, integrating hardware packages, voice, data, Internet and network services. Additionally, we launched the service “OnVideo,” a product that allows the client to watch movies directly from a TV with digital video technology on demand. The service “At Home,” which provides home automation (a solution that integrates home electrical devices, thus offering improved convenience, comfort, energy efficiency and security), completed its second year in 2011.

We continue to develop and expand our product offerings, particularly those with great potential for future growth, such as broadband Internet services, pay-TV, and information technology services. Speedy maintained its position as market leader in the State of São Paulo with more than 3.5 million customers as of December 31, 2011 and over 9% growth compared with the same date in 2010. Additionally, our broadband service over high-speed optical fiber reached over 50 thousands households, a growth over 300%, contributing to lower our churn with a high trend of bundling.

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

ANATEL is the regulatory agency established by the General Telecommunications Law. ANATEL is administratively and financially independent from the Brazilian government. Any proposed regulation by ANATEL is subject to a period of public comment and, occasionally, public hearings, and its decisions may be challenged in the Brazilian courts.

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

Fixed-line Services—Public Regime. Our current concession agreements for the local, intraregional and interregional long-distance services were extended on December 22, 2005, for an additional period of 20 years.

Our current concession agreements contain a provision, amended by ANATEL on June 30, 2011, providing that they may be amended on December 31, 2015, and December 31, 2020 to establish new conditions and new targets for universal access and quality, taking into consideration the conditions prevailing at the time, and defining, in the case of universal access targets, complementary resources, as provided by article 81 of Law No. 9,472 of 1997.

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

Fixed-line Services—Private Regime. The Brazilian telecommunications regulation delegates to ANATEL the power to authorize private regime companies to provide local and intraregional long-distance services in each of the three fixed-line regions and to provide intraregional, interregional and international long-distance services throughout Brazil. ANATEL has already granted authorizations to private regime operators to operate in Region III, our concession region. ANATEL also granted other private regime companies authorizations to operate in other fixed-line regions and authorizations to provide intraregional, interregional and international long-distance services throughout Brazil in competition with Embratel. Several companies have already applied for authorization, and ANATEL may authorize additional private regime companies to provide intraregional, interregional and international long-distance services. See “—Competition.”

Since 2002 we provide local and interregional services in Regions I and II and Sector 33 of Region III, and international long-distance services in Regions I, II and III.

Before January 2000, ANATEL had only authorized two mobile service providers in each of the ten franchise areas under “A” band and “B” band. “A” band and “B” band mobile service providers were granted concessions pursuant to the Lei Mínima, or the Minimum Law. Each concession was a specific grant of authority to supply cellular telecommunications services, subject to certain requirements contained in the applicable list of obligations appended to each concession. If a mobile service provider wishes to offer any telecommunications services other than those authorized by its authorized concession, it may apply to ANATEL for an authorization to offer such other services.

In accordance with the General Telecommunications Law, a concession relates to the provision of telecommunication services under the public regime, as determined by the public administration. A concession may only be granted upon a prior auction bidding process. As a result, regulatory provisions are included in the relevant concession agreements and the concessionaire is subject to public service principles of continuity, changeability and equal treatment of customers. In addition, ANATEL is empowered to direct and control the performance of the services, to apply penalties and to declare the expiration of the concession and the return of assets of the concessionaire to the government authority upon termination of the concession. Another distinctive feature is the right of the concessionaire to maintain certain economic and financial standards. The concession is granted for a fixed period of time and is generally renewable only once.

An authorization is a permission granted by the public administration under the private regime, which may or may not be granted upon a prior auction bidding process, to the extent that the authorized party complies with the objective and subjective conditions deemed necessary for the rendering of the relevant type of telecommunication service in the private regime. The authorization is granted for an indeterminate period of time. Under an authorization, the government does not guarantee to the authorized company the economic-financial equilibrium, as is the case under concessions.

SMP Licenses

In November 2000, ANATEL adopted certain regulations for the issuance of new licenses, which are authorizations to provide wireless communication services through SMP, personal mobile service, to compete with the then existing cellular operators in the various regions of Brazil. These regulations divided Brazil into three main regions covering the same geographic area as the concessions for the fixed-line telecommunication services. ANATEL organized auctions for three new licenses for each of those regions. The new licenses provided that the new services would be operated in the 1800 MHz radio frequency bands which were denominated as the “C” band (which was later transformed into extension bands), the “D” band, “E” band and “M” band. These new licenses were auctioned by ANATEL and awarded during the first quarter of 2001, at the end of 2002, in September 2004, in March 2006, in September 2007, in December 2007 and in December 2010. In September 2007, ANATEL organized auctions for 15 new licenses in the 1900 MHz radio frequency bands which were denominated Band “L.” Vivo acquired 13 spectrum licenses in band “L.” In December 2007, ANATEL organized auctions for 36 new licenses in the 1900-2100 MHz radio frequency bands (3G licenses) which were denominated bands “F,” “G,” “I”

and “J.” Vivo acquired seven spectrum licenses in Band “J” and Vivo Participações acquired two spectrum licenses in Band “J.” In December 2010, ANATEL organized auctions for 165 new licenses in the “H” band, extension bands, and available frequencies at “A,” “D,” “E,” “M” and TDD bands. Vivo was awarded 23 licenses (14 spectrum licenses in 1800 MHz bands (“D,” “E,” “M” and extension bands) and 9 spectrum licenses in 900 MHz extension bands).

On December 1, 2011 ANATEL carried out the bidding of frequency blocks (Notice No. 001/2011/PVCP/SPV-ANATEL), divided into 54 lots, in the bands: 800 MHz (Band A in the North), 1800 MHz (subbands extension in Region II, within the states of São Paulo and Espírito Santo, Ceará and Pernambuco) and TDD (national coverage), totaling approximately R$592 million, considered the minimum biding price. This auction offered remaining lots from Notice No. 002/2010/SPV-ANATEL, held in December 2010, in which Vivo was one of the largest winners in the auction by acquiring radio frequency bands 900 MHz and 1,800 MHz.

Of the 54 lots under auction, 15 were sold, totaling revenue of R$237 million to the government, representing a premium of 0.69%.

Our subsidiary Vivo was unable to participate in this auction because it has already reached maximum spectral capacity in most concession areas. As a result, if Vivo had purchased any lot in these areas, it would have exceeded its spectrum cap as established by applicable regulations. Under these new licenses:

•
services are to be provided using the 1800 MHz frequency bands (“D” band, “E” band and “M” band), 1900 MHz frequency bands (“L” band), 1900–2100 MHz frequency bands (“F” band, “G” band, “H” band, “I” band and “J” band) and extension bands;

•	each operator may optionally provide domestic and international long-distance services in its licensed area;

•
existing cellular service providers as well as new entrants into the Brazilian telecommunications market can bid for “D” band, “E” band, “M” band, “L” band, “F” band, “G” band, “I” band and “J” band licenses;

•
according to the Invitation Document 002/2010/ANATEL, a single SMP operator in one geographic area will only be authorized to have radio frequency bands up to the total maximum limit of 80 MHz or 85 MHz, depending on the circumstances, while observing the following limits for each band:

I – (12.5 + 12.5) MHz, for the 800 MHz bands;

II – (2.5 + 2.5) MHz, for the 900 MHz bands;

III – (25 + 25) MHz, for the 1800 MHz bands;

IV – (15 + 15) MHz, for the 1900 MHz and 2100 MHz bands;

V – 5 MHz, for the TDD extensions of 1900 MHz band;

•
as a result, Nextel and other new 3G operators were given preferential status in the “H” band ((10 + 10) MHz) segment of the auction. Vivo, TIM and Claro were eligible to enter bids for the remaining SMP frequencies. Oi acquired the band “H” lot 8 (for the cities in the states of Mato Grosso do Sul and Goiás). CTBC acquired the band “H” lot 5 (for the cities in the state of Minas Gerais) and Nextel acquired the other band “H” lots; and

•	a cellular operator, or its respective controlling shareholders, may not have geographical overlap between licenses.

According to the Invitation Document 002/2010/ANATEL, a single SMP operator in one geographic area will only be authorized to have radio frequency bands until the total maximum limit of 80 MHz or 85 MHz, regardless of the type of frequency band. Pursuant to the SMP services regulation each of the three main regions is divided into registration areas, or tariff areas.

On February 3, 2003, TCO replaced its SMC Concession Contracts for Personal Mobile Service Agreements (Termos de Autorização do Serviço Móvel Pessoal) in Regions I (subrange of “B” frequencies) and II (subrange of “A” frequencies) of the General Plan of Grants. On December 10, 2002, Telerj Celular, Telest Celular, Telebahia Celular, Telergipe Celular, Celular CRT, Global Telecom and TELESP Celular replaced its SMC Concession Contracts for Personal Mobile Service Agreements, or SMP, in Regions I (subrange of “A” frequencies), II (subrange of “A” and “B” frequencies) and III (subrange of “A” frequencies) of the General Granting Plan. On July 27, 2006, ANATEL published Act 59867 authorizing the incorporation of TCO, Teleacre, Telegoiás, Teleron, Telems, Telemat, NBT, Telerj, Telest, Telebahia, Telergipe, Celular CRT and TC by GT, as well as the transfer of the respective SMP service authorization titles and of the SMP radio-frequency rights-of-use titles. Act 59867 also provides for the automatic termination of the authorizations for Multimedia Communication Services (Serviços de Comunicação Multimídia, or SCM) of TCO, Teleacre, Telegoiás, Teleron, Telems, Telemat, NBT, Telerj, Telest, Telebahia, Telergipe, Celular CRT and TC, upon each of their respective incorporations.

In order to transfer our services to SMP, we were required to comply with several technical and operational conditions, including, among other things, the adoption of a carrier selection code for long-distance calls originating from our network.

Our authorizations consist of two licenses—one to provide mobile telecommunications services, and another to use the frequency spectrum for a period of 15 years. The frequency license is renewable for another 15-year period upon the payment of an additional license fee.

Our new SMP licenses include the right to provide cellular services for an unlimited period of time but restrict the right to use the spectrum according to the schedules listed in the old licenses (Vivo-Rio Grande do Sul (“A” band) until 2022 (renewed in 2006); Vivo-Rio de Janeiro (“A” band) until 2020 (renewed in 2005); Vivo-Espírito Santo (“A” band) until 2023 (renewed in 2008); Vivo-Bahia (“A” band) and Vivo-Sergipe (“A” band) until 2023 (renewed in 2008); Vivo-São Paulo (“A” band) until 2023 or 2024, for the cities of Ribeirão Preto and Guatapará (renewed in 2008); Vivo-Paraná/Santa Catarina (“B” band) until 2013; Vivo-Federal District (“A” band) until 2021, (renewed in 2006); Vivo-Acre (“A” band), Vivo-Rondônia (“A” band), Vivo-Mato Grosso (“A” band) and Vivo-Mato Grosso do Sul (“A” band) until 2024 (renewed in 2008); Vivo-Goiás/Tocantins (“A” band) until 2023 (renewed in 2008); Vivo-Amazonas/Roraima/Amapá/Pará/Maranhão (“B” band) until 2013; Vivo (Minas Gerais) (“A” band) until 2023 (renewed in 2007) and Vivo (for the cities where CTBC Telecom operates in the state of Minas Gerais) (“E” band) until 2020). Spectrum rights may be renewed only once over a 15-year period.

In September 2007, ANATEL organized auctions of new SMP licenses in the remaining radio frequency bands “D” and “E,” in the 1.8 GHz frequency band “M,” and fifteen licenses in the 1.9 GHz frequency band “L,” previously allocated to fixed operators. Vivo acquired 13 spectrum licenses in band “L.” The following Terms of Authorization for band “L” have been signed: Vivo-Rio Grande do Sul (“L” band) until 2022 (renewed in 2006) or 2022 for the cities of the metropolitan area of Pelotas; Vivo-Rio de Janeiro (“L” band) until 2020 (renewed in 2005); Vivo-Espírito Santo (“L” band) until 2023 (renewed in 2008); Vivo-Bahia (“L” band) and Vivo-Sergipe (“L” band) until 2023 (renewed in 2008); Vivo-São Paulo (“L” band) until 2023 or 2024, for the cities of Ribeirão Preto and Guatapará (renewed in 2008) or 2022 for the cities where CTBC Telecom operates in the state of São Paulo; Vivo-Paraná (excluding the cities of Londrina and Tamarana)/Santa Catarina (“L” band) until 2013; Vivo-Federal District (“L” band) until 2021, (renewed in 2006); Vivo-Acre (“L” band), Vivo-Rondônia (“L” band), Vivo-Mato Grosso (“L” band) and Vivo-Mato Grosso do Sul (“L” band) until 2024 (renewed in 2008) or 2022 for the city of Paranaíba of Mato Grosso do Sul; Vivo-Goiás/Tocantins (“L” band) until 2023 (renewed in 2008) or 2022 for the cities where CTBC Telecom operates in the state of Goiás and Vivo-Alagoas/Ceará/Paraíba/Piauí/Pernambuco/Rio Grande do Norte (“L” band), until 2022. Spectrum rights may be renewed only once over a 15-year period.

In December 2007, ANATEL organized auctions for 36 new licenses in the 1900-2100 MHz radio frequency bands (3G licenses), denominated as bands F, G, I and J. Vivo was awarded seven spectrum licenses in band “J” and Vivo Participações was awarded two licenses. The following Terms of Authorization for “J” band have been signed: Vivo-Rio Grande do Sul (including the cities of the metropolitan area of Pelotas) (“J” band) until 2023; Vivo-Rio de Janeiro (“J” band) until 2023; Vivo-Espírito Santo (“J” band) until 2023; Vivo-Bahia (“J” band) and Vivo-Sergipe (“J” band) until 2023; Vivo-São Paulo (including the cities of Ribeirão Preto and Guatapará and the cities where CTBC Telecom operates in the state of São Paulo) (“J” band) until 2023; Vivo-Paraná (including the cities of Londrina and Tamarana)/Santa Catarina (“J” band) until 2023; Vivo-Federal District (“J” band) until 2023; Vivo-

Acre (“J” band), Vivo-Rondônia (“J” band), Vivo-Mato Grosso (“J” band) and Vivo-Mato Grosso do Sul (including the city of Paranaíba) (“J” band) until 2023; Vivo-Goiás (including the cities where CTBC Telecom operates in the state of Goiás)/Tocantins (“J” band) until 2023; Vivo-Alagoas/Ceará/Paraíba/Piauí/Pernambuco/Rio Grande do Norte (“J” band), until 2023; Vivo-Amazonas/Roraima/Amapá/Pará/Maranhão (“J” band) until 2023; Vivo (including the cities where CTBC Telecom operates in the state of Minas Gerais) (“J” band) until 2023. Spectrum rights may be renewed only once over a 15-year period.

In December 2010, ANATEL organized auctions for 165 new licenses in the “H” band, extension bands, and available frequencies at “A,” “D,” “E,” “M” and TDD bands. Vivo was awarded 23 licenses (14 spectrum licenses in 1800 MHz bands (“D,” “E,” “M” and extension bands) and 9 spectrum licenses in 900 MHz extension bands):

•	“M” band (1800 MHz) of the Federal District and the states of Paraná, Santa Catarina, Rio Grande do Sul, Goiás, Tocantins, Mato Grosso do Sul, Mato Grosso, Rondônia and Acre;

•	1800 MHz extension band of the state of São Paulo;

•	“D” band (1800 MHz) of the cities of Pelotas, Morro Redondo, Capão do Leão and Turuçu in the state of Rio Grande do Sul;

•	“E” band (1800 MHz) of the states of Alagoas, Ceará, Paraíba, Piauí, Pernambuco and Rio Grande do Norte;

•	900 MHz extension band of the state of Rio de Janeiro;

•	900 MHz extension band of the state of Espírito Santo;

•
900 MHz extension band of the states of Goiás, Tocantins, Mato Grosso do Sul, Mato Grosso, Rondônia, Acre and the Federal District, with the exception of the cities of Paranaíba, in the state of Mato Grosso do Sul, and the cities of Buriti Alegre, Cachoeira Dourada, Inaciolândia, Itumbiara, Paranaiguara and São Simão, in the state of Goiás;

•	900 MHz extension band of the state of Rio Grande do Sul, with the exception of the cities of Pelotas, Morro Redondo, Capão do Leão and Turuçu;

•	900 MHz extension band of the cities of the registration area number 43 of the state of Paraná, with exception of the cities of Londrina and Tamarana;

•	900 MHz extension band of the states of Paraná and Santa Catarina, with exception of the cities of the registration area number 43 of the state of Paraná and the cities of Londrina and Tamarana;

•	900 MHz extension band of the state of Bahia;

•	900 MHz extension band of the state of Sergipe;

•	900 MHz extension band of the states of Amazonas, Amapá, Maranhão, Pará and Roraima;

•	1800 MHz extension band of the state of São Paulo, with exception of the cities of the metropolitan region of São Paulo and the cities where CTBC Telecom operates in the state of São Paulo;

•	1800 MHz extension band of the states of Amazonas, Amapá, Maranhão, Pará and Roraima;

•	1800 MHz extension band of the city of Paranaíba, in the state of Mato Grosso do Sul;

•	1800 MHz extension band of the cities of Buriti Alegre, Cachoeira Dourada, Inaciolândia, Itumbiara, Paranaiguara and São Simão, in the state of Goiás;

•	other 1800 MHz extension band of the cities of Buriti Alegre, Cachoeira Dourada, Inaciolândia, Itumbiara, Paranaiguara and São Simão, in the state of Goiás;

•	1800 MHz extension band of the states of Rio de Janeiro, Espírito Santo, Bahia and Sergipe;

•	1800 MHz extension band of the states of Amazonas, Amapá, Maranhão, Pará and Roraima;

•	1800 MHz extension band of the states of Alagoas, Ceará, Paraíba, Piauí, Pernambuco and Rio Grande do Norte;

•
1800 MHz extension band of the city of Paranaíba, in the state of Mato Grosso do Sul, and the cities of Buriti Alegre, Cachoeira Dourada, Inaciolândia, Itumbiara, Paranaiguara and São Simão, in the state of Goiás;

•	1800 MHz extension band of the cities of Londrina and Tamarana, in the state of Paraná; and

•	800 MHz (Band A in the North), 1800 MHz (extension subbands in Region II, within the states of São Paulo and Espírito Santo, Ceará and Pernambuco) and TDD (National coverage).

Obligations of Telecommunications Companies

We and other telecommunications service providers are subject to obligations concerning quality of service, network expansion and modernization. The concession telecommunication companies are also subject to a set of special restrictions regarding the services they may offer, which are listed in the Plano Geral de Outorgas (PGO), or General Plan of Grants, and special obligations regarding network expansion and modernization contained in the General Plan on Universal Service Targets.

In 2008, the presidential decree published with the General Plan of Grants increased the flexibility of telecommunications provider groups as STFC concessionaires by allowing such providers to provide services in up to two General Plan of Grants regions. Before this decree, telecommunications provider groups holding STFC concessions could offer STFC services in only one region under the public regime.

Any breach by the companies of telecommunications legislation or of any obligation set forth in their authorizations may result in a fine of up to R$50 million.

The mobile service authorizations of our subsidiary Vivo involve obligations to meet quality of service standards the system’s ability to make and receive calls, call failure rates, the network’s capacity to handle peak periods, failed interconnection of calls and customer complaints. ANATEL published the method for collecting these quality service standards data on April 23, 2003 (ANATEL Resolution No. 335/03 and 317/02). In July 2010, ANATEL published Public Consultation No. 27/2010, revising the General Plan of Standards of Quality of the SMP.

To restructure the process of assessing the quality of mobile service, with the inclusion of new processes and measurement of new indicators to check the quality of mobile broadband and the quality perceived by the user, and the modernization of existing indicators, ANATEL issued on October 28, 2011 (published in the D.O.U. on October 31, 2011), Resolution No. 575/2011, which approved the Regulation for the Management of Quality of Provision of Personal Mobile Service (SMP-RGQ).

The new Regulation provides for the assessment of the network connection and their respective data transmission rate, assessing aspects of availability, stability and connection speed for the data network. In addition, the rule established the formation of GIPAQ (Group Deployment Process Quality Measurement), which will be responsible for implementing the processes on the quality indicators for the “Instant Transmission Rate Guarantee “and “Average Transmission Rate Guarantee.”

The methodology and procedures regarding the collection of data connection indicators will be defined by a group composed of providers, ANATEL Aferidora and Quality Authority (EAq), which shall be responsible for implementing these processes and which will be hired by the mobile operators, as a group, starting with February 29, 2012. All costs associated with implementing the new procedures for measuring quality will be borne by the providers of SMP services. The impacts of the regulations are still being evaluated, particularly its financial aspects.

Restrictions on Companies to Provide STFC in the Public Regime

Public regime companies are also subject to certain restrictions on alliances, joint ventures, mergers and acquisitions, including:

•	a prohibition on holding more than 20% of the voting shares in any other public regime company, unless previously approved by ANATEL, according to ANATEL’s Resolution No. 101/99; and

•	a prohibition on public regime companies to provide similar services through related companies.

Network Expansion and Quality of Service

We are subject to the General Plan for Universal Service Targets (Plano Geral de Metas para a Universalização) and the General Plan of Quality Targets (Plano Geral de Metas de Qualidade), each of which respectively requires that we undertake certain network expansion activities with respect to our fixed-line services and meet specified quality of service targets. The timing for network expansion and benchmarks for quality of service are revised by ANATEL from time to time. After two public consultations, ANATEL and the Federal Government are still discussing the new General Plan for Universal Service Targets to be in effect for the period from 2011 to 2015, which became part of the amended concession agreement on June 30, 2011.

The decree altering the General Plan for Universal Service Targets rescinded in 2008 the obligation of telecommunications concessionaires to install telecommunications service centers (providing calling and data access to walk-in customers) and substituted such obligation with an obligation to roll out broadband network infrastructure throughout the municipalities serviced by such concessionaires. In compliance with the decree, in 2011, all municipalities in Brazil had infrastructure for broadband networking. This obligation made us implement an additional network infrastructure in 257 of the 622 municipalities in our concession region.

Moreover, we have, as have other telecommunications concessionaires, committed to provide free Internet access to public schools during the term of our concession grant (until 2025). In 2011, we started offering plans with new channels in high definition (HD)—up to 11 paid channels in HD, offering premium content to our customers and new local channels to increase penetration of service in some areas of coverage.

If a public regime company does not fulfill its obligations under the General Plan for Universal Services and the General Plan for Quality Targets, there are various monetary penalties that may be imposed by ANATEL. A company may lose its license if ANATEL considers it incapable of providing basic services under the two General Plans.

General Plan for the Universalization of the Fixed Switched Service (PGMU III)

On June 30, 2011 the Brazilian government published Decree No. 7,512 related to the General Plan for the PGMU III. The PGMU III sets new targets for Telefone de Uso Público (public phones) density in rural and poor areas and goals related to AICE and bidding for the 450 MHz and 2500 MHz spectrum ranges (to, respectively, meet the needs of rural regions and develop fourth generation mobile telephony). Also according to the new PGMU, the backhaul used to meet the commitments of universalization was characterized as a reversible asset.

ANATEL approved other resolutions and consents in 2011:

•
STFC Local Areas Rules: On February 9, Resolution No. 560/2011 was published approving the STFC Local Area Rules. This regulation establishes guidelines and criteria for setting Local Areas for Fixed STFC for the use of the general public.

•
Resolution No. 573/2011: On October 10, ANATEL authorized the free establishment of prices for Long-distance International calls (LDI). The resolution sets out the implementation of the new regime from January 1, 2016 and before that, providers must demonstrate compliance with standards set forth in the resolution.

•
Prior Consent for transfer of STFC licenses outside the State of São Paulo for Vivo: ANATEL granted on August 18 prior consent to the transfer from the Company to Vivo of the concessions for the provision of local STFC services, domestic long-distance and international long-distance services in Regions I and II of the General Plan of Grants (outside São Paulo). On September 8, 2011, the extract of the authorization term was published on the D.O.U. for the transfer of STFC licenses in Regions I and II to Vivo. As a result, Vivo began to offer the STFC through the GSM technology across its area, except for the State of São Paulo.

The following Public Consultations held by ANATEL in 2011 were not adopted as resolutions:

•
Regulation of the Special Class Individual Access (AICE): Public Consultation No. 11/2011 is related to the proposal for AICE, which regulates the provision of compulsory service plans for low-income families. The consultation seeks to amend Resolution No. 427/2005 by modifying the offer of phones with a monthly fee for about R$9.50 (without tax) for low-income clients registered in the social program “Bolsa Família.” The main purpose of the consultation is the progressive universalization of access to the STFC through individualized specific conditions for use, special rates and methods of payment.

•
Standard Calculation for the Transfer Factor X: ANATEL, as provided in the General Telecommunications Law and in specific legislation, proposed through Public Consultation No. 39 the review of the STFC productivity factor, known as Factor X, which acts as a mechanism to encourage greater production efficiency by transferring to the client part of the economic gains resulting from the modernization, expansion or rationalization of services, as well as new alternative revenues to STFC providers. The main proposed changes are: (i) the Factor X calculation method by type of service and company; (ii) the Recomposition Factor (Fator de Recomposição) of the margin applied to local mode considers the net additions of AICE and other plans related to regulatory requirements, and the concept of Economic Value Added (EVA) that considers the cost of capital of the company in calculating the Factor X, and a model based on future projections (forward looking).

•
General Plan of Competition (PGMC): another important action of ANATEL to maintain competition in the telecommunications industry, and in line with the framework of the “General Plan for the Update of Telecommunications Regulation in Brazil” (PGR), consisted of publication of a public consultation with the aim of establishing a General Plan of Competition (PGMC). Responses to this consultation were originally accepted until October 8, 2011 and extended until October 23, 2011. The PGMC was proposed by ANATEL to organize a control scheme for the actions of economic agents in the telecommunications industry, imposing, removing or altering obligations on providers, according to their market power, with a view to increasing competition. The consultation highlighted the reservation of network capacity for sharing and provided criteria for determination of significant market power in the provision of interconnection services on mobile networks.

The consultation also provides sets of regulatory measures applicable to groups with significant market power: structural measures (applicable to all markets) and specific measures (applicable only to specific markets). The consultation also contained provisions for the creation of three entities: the “Representative” (responsible for gathering the groups without SMP and represent them in case of conflict), the “Supervisor” (responsible for resolving conflicts between groups with and without SMP and assess or certify wholesale offers) and the “Comparer” (responsible for receiving and comparing offers retail).

•
Review of Regulation of Multimedia Communication Service (SCM): A revision of the SCM was discussed by Public Consultation No. 45/2011. The proposal deals with the supply of the SCM and issues related to network neutrality, storage of subscriber data and other obligations for the provision of service.

Below is a summary of Public Consultations issued by ANATEL in 2011 which have not yet become regulation, but may be later issued by ANATEL:

•
Public Consultation No. 11: Regulation of the Special Class of Individual Access (AICE), which regulates the provision of compulsory service plan for low-income families. The deadline for submissions was April 30, 2011.

•	Public Consultation No. 16: Proposal for a regulation aimed at managing the quality of fixed-line service (RGQ STFC). The deadline for submissions was May 6, 2011.

•
Public Consultation No. 23: Proposal for Public Bidding for the Issuance of Authorizations for the Use of Radio in Sub-band segments of 3,400 MHz to 3,600 MHz for the SCM, the STFC for the General Public and SMP. The deadline for submissions was July 27, 2011.

•
Public Consultation No. 26: Proposal for the new General Plan of Quality for Subscription Television Services, to be called the Quality Management Regulation for Providers of Subscription Television Services. The deadline for submissions was July 7, 2011.

•	Public Consultation No. 31: Regulation of Cable TV Service. The deadline for submissions was July 26, 2011.

•	Public Consultation No. 32: Proposal for a term of authorization to operate the cable TV service (current concessions). The deadline for submissions was July 26, 2011.

•	Public Consultation No. 33: Proposal for a term of authorization to operate the service Cable TV (new grants). The deadline for submissions was July 26, 2011.

•	Public Consultation No. 39: Standard methodology for the calculation of transfer factor “X,” applied tariff adjustments in the STFC. The deadline for submissions was September 2, 2011.

•	Public Consultation No. 41: Proposed General Plan of Competition (PGMC). The deadline for submissions was October 23, 2011.

•
Public Consultation No. 45: Proposed Amendment to Regulation of the Communication Services and Annexes I and III of the Rules of Price Collection for the Right of Public Telecommunications Services Exploration and Exploitation of the Satellite Rights. The deadline for submissions was September 16, 2011.

Summary of Public Consultations in 2011

During 2011, ANATEL issued two public consultations directly and indirectly affecting the SMP:

•
Public Consultation No. 23: Proposal for Bidding for Shipment Authorization for Use of Radio in Sub-band segments of 3,400 MHz to 3,600 MHz for the SCM, the STFC and SMP. This Public Consultation’s period was extended until July 25, 2011. The corresponding rule was not yet published by ANATEL.

•
Public Consultation No. 39: Standard methodology for the calculation of transfer factor “X,” applied tariff adjustments in the STFC. This Public Consultation’s period ended February 9, 2011. The corresponding rule was not yet published by ANATEL.

•
Public Consultation No. 45: Proposal to Amend the Regulation of Communication Services and Annexes I and III of the Rules of Price Collection of the Right to Public Telecommunications Services Exploration and Exploitation of the Right to Satellite. This Public Consultation’s period ended September 16, 2011. The corresponding rule was not yet published by ANATEL.

Other Regulatory Issues

On November 21, 2008, the Brazil Government published the 6,654/2008 Decree, dated November 20, 2008, for the revision of the fixed-line General Plan of Grants, allowing fixed-line concessionaires to operate in more than one region of the country. This change allowed Telemar Norte Leste S.A.—Telemar or Oi— to acquire Brasil Telecom.

In 2007, ANATEL published Resolution No. 477/2007, effective on February 13, 2008, relating to alterations in the regulation of SMP, which has contributed to an increase in our operating costs. In the new regulation, ANATEL notes areas of vital importance for mobile business, such as the necessity for retail stores in the cities within an operator’s coverage areas, increases in the validity periods of prepaid cards and places limits on the period of time during which customers may not leave service plans. These new regulations may have an adverse effect on our revenues and results of operations. To minimize the impacts resulting from these regulatory changes, we had already prepared ourselves during the last quarter of 2007, to meet and comply with the terms set forth by the new regulation, mainly those related to the customer service which affect procedures and required significant changes to our systems. In 2009, we continued establishing retail stores in the cities within our coverage areas, pursuant to the provisions of Resolution No. 477/2007. In 2009, we also established mediation centers to attend to users with hearing and speech impediments, pursuant to the provisions of Resolution No. 477/2007. Our plans for achieving the goals set by this new regulation was extend to August 13, 2011 and all goals relating to Resolution No. 477/2007 were achieved by the Company and certified by ANATEL. Because ANATEL considers Vivo to be affiliated with Telefônica Brasil, which already provides wire line long-distance services in the state of São Paulo and was awarded a license to provide these services nationwide, ANATEL will not award a wire line long-distance license to Vivo. Though we and other mobile operators have requested that ANATEL revise the current SMP regime, there can be no assurance it will do so.

ANATEL granted on August 18, 2011 prior consent to the Company to transfer to Vivo its authorizations for STFC service in local mode, domestic long-distance and international long-distance in Regions I and II of the General Plan of Grants (outside of São Paulo). On September 8, 2011 the Extract of the Authorization Term was published in the D.O.U. with the transfer of the STFC licenses in Regions I and II to Vivo. As a result, Vivo began to offer the STFC across its area, except for the State of São Paulo, using basically the network elements and some radio frequencies that support the provision of the SMP.

Under the SMP regime, we receive revenues from interconnection fees paid to us by wire line long-distance operators due to long-distance traffic originating and terminating on our network. While Vivo is not obligated to use Telefônica Brasil’s fixed-line network due to the affiliation relationship, it also cannot receive its own fixed-line license in the event of disagreements with Telefônica Brasil since Telefônica Brasil has the fixed nationwide license and an affiliate cannot have the same type of license in the same area. Since Vivo is not permitted to have a fixed license, Vivo is only able to receive interconnection fees from wire line carriers that have traffic originating or terminating on their network but not from wireless carriers using their fixed-line network. Some of our wireless competitors are also unable to earn such a fixed license due to their affiliations. For example, Oi cannot have a fixed license because it is affiliated with Telemar and Claro cannot have a fixed license because it is affiliated with Embratel. Tim has a fixed license because is not affiliated with any fixed operator, but in July 2009, ANATEL published Act No. 3804/2009 determining the conditions to be followed to guarantee total separation between Tim (Telecom Italia) and our subsidiaries.

On March 24, 2011, ANATEL approved the corporate restructuring of Vivo Participações S.A. and Vivo, which are now controlled by the Company and not by Brasilcel. The operation resulted in the final merger of shares of Vivo Participações into the Company.  See “Item 4. History and Development of the Company–A. Historical Background–Corporate Restructuring Involving Vivo Participações S.A.”

On August 18, 2011, through Act 5,703/2011, dated August 16, 2011, ANATEL approved the merger of Vivo Participações S.A. into the Company, with the transfer of the SMP authorizations and respective authorizations terms held by Vivo Participações to Vivo, as well as the resignation by Vivo of its SCM authorization.

New Regulations for Restricted Access Services– SeAC

On September 12, 2011, the Brazilian Congress adopted Law 12,485/2011 as a result of Bill 116, which establishes a new legal framework for audiovisual communication with restricted access. This law opens the Pay TV market by enabling telecom operators to offer audiovisual content to subscribers through their networks, creating a new service called Restricted Access Services (Serviço de Acesso Condicionado, or SeAC). The absence of restrictions on foreign capital to be invested in SeAC providers, as well as the elimination of restrictions for the provision of other telecommunications services through STFC, allow us to provide Pay TV services, as well as other telecommunication services previously limited under the General Telecommunications Law.

According to Law 12,485/2011, the SeAC service will replace current cable subscription TV services, subscription TV, MMDS and DTH and will be regulated by ANATEL. As a result of this law, ANATEL introduced in December 2011 the proposed regulations for Pay TV services through Public Consultation No. 65/2011, including license grants, installation and licensing of stations and mandatory distribution programming channels.  The Public Consultation was finalized on February 2, 2012 and resulted in Resolution No. 581, issued by ANATEL on March 28, 2012, as well as the new Authorization Terms of the SeAC (which were subject to Public Consultation No. 5/12 and were available for comments until the first week of February).

Law No. 12,485/2011 also established an annual payment to Condecine (Contribuição para o Desenvolvimento da Indústria Cinematográfica) to be made by providers of telecommunication services and amended Law No. 5,070/1966 by revising the amount due as Inspection Fee (Taxa de Fiscalização de Funcionamento) for telecommunication stations from 45% to 33% of the Instalation Fee (Taxa de Fiscalização de Instalação). The amount due to Condecine is approximately 12% of the Installation Fee for telecommunication services and must be paid yearly by March 31 of each year.

As a result of Law No. 12,485/2011, the National Cinema Agency (Agência Nacional do Cinema, or Ancine) issued one public consultation by the end of 2011 and one public consultation in 2012 to regulate the registration of economic agents before Ancine. Both public consultations remain under Ancine’s review and are expected to be issued in 2012, as they will become the regulatory framework for the SeAC.

Interconnection Regulation

Under the General Telecommunications Law, all mobile telecommunications service providers must provide interconnection upon the request of any other mobile or fixed-line telecommunications service provider. More specifically, telecommunications service providers are classified as providers of either collective or restricted services. All cellular operators, including SMP service providers, are classified by ANATEL as collective service providers. All providers of collective services are required to provide interconnection upon request to any other collective service provider. Since 2005, telecommunications service providers have been permitted to freely negotiate the terms and conditions upon which interconnection will be provided, subject to price caps and other rules established by ANATEL. For example, providers must enter into agreements regarding, among other things, tariffs, commercial conditions and technical issues with all parties on a nondiscriminatory basis and starting in 2005, to have a more homogeneous system and to accelerate the negotiation of interconnection contracts, ANATEL has required a standard interconnection network from STFC and SMP Operators through an offer made publicly and equitably.

If parties to an interconnection agreement cannot agree upon the terms and conditions of interconnection, ANATEL may determine those terms and conditions by arbitration. Interconnection agreements must be approved by ANATEL and may be rejected if they are contrary to the principles of free competition and the applicable regulations. ANATEL has adopted, from time to time, various regulations governing interconnection rules. The following are the material regulations currently applicable to our business:

•	the new General Regulation of Interconnection (“Regulamento Geral de Interconexão”–Resolution No. 410/2005, or “RGI”);

•	the Regulation of Separation and Allocation of Costs (Resolution No. 396/2005);

•
the Regulation of Industrial Exploration of Dedicated Lines (“Exploração Industrial de Linha Dedicada”–Resolution No. 402/2005, or “EILD”). In December 2010, ANATEL published Public Consultation No. 50/2010, with the Proposal for Revision of the Resolution No. 402/2005;

•
the Regulation of Remuneration of Use of SMP Providers Networks (Resolution No. 438/2006). In November 2010, ANATEL published Resolution No. 549/2010 modifying Resolution No. 438/2006 and providing that the groups that include SMP operators with participation rates lower than 20% in the market of mobile telephony combined in each one of the regions of the General Plan of Authorizations of SMP (PGA-SMP), are considered groups who lack significant market power in the offer of mobile interconnection, in their respective areas of authorization;

•	the Regulation of Fixed and Wireless Number Portability (Resolution No. 460/2007, effective March 2009);

•	the new Regulation of SMP (Resolution No. 477/2007, effective February 13, 2008);

•	the Regulation of Terms of Separation and Allocation of Costs (Resolutions No. 480/2007, 483/2007 and 503/2008);

•	the general plan of update of the regulation of the telecommunications in Brazil (“Plano Geral de Atualização da Regulamentação das Telecomunicações do Brasil” – Resolution No. 516/2008, or “PGR”);

•	the general norms of customer interaction service by telephone, with the objective of improving the quality of services (Decree No. 6523/2008);

•	the Methodology of the Calculation of the WACC (Resolution No. 535/2009);

•	amendment of the regulation of the 3400 MHz to 3600 MHz band, allowing it to apply additionally to mobile services (Resolution No. 537/2010);

•	the regulation of the Broadband Power Line (BPL), allowing this service to apply to multimedia communication (SCM) (Resolution No. 527/2009);

•
related Invitation Document No. 002/2007/SPV-ANATEL regarding the auction organized in December 2007 of new licenses for the 1900-2100 MHz radio frequency bands (3G licenses), denominated bands “F,” “G,” “I” and “J,” which stated that, within a maximum allowed period of eighteen months from the publication of the Terms of Authorization (it occurred on April 30, 2008), the authorizations resulting from this auction would be combined with the existing SMP authorizations of the bid winners when pertaining to the same region of the general authorization plan of SMP. In accordance with this Invitation Document, in January 2010, ANATEL published an act determining the unification of our SMP authorizations in Regions II (states of Paraná, Santa Catarina, Rio Grande do Sul, Goiás, Tocantins, Mato Grosso do Sul, Mato Grosso, Rondônia, Acre and the Federal District) and III (state of São Paulo) of the PGA-SMP, with only one SMP authorization for each of these Regions (Terms of Authorization No. 005/2010 and 006/2010, signed in January 2010, for Region II and III, respectively). Vivo acquired spectrum licenses in band “J” in regions where it possesses SMP licenses. Moreover, the Invitation Document modified the rule for the renewal of radio frequency licenses and requires the inclusion in the calculation of the operating profits both the profits arising from remuneration for the use of the SMP network and the profits of the service plans;

•
related Invitation Document No. 002/2010/ANATEL, regarding the auction organized in December 2010 of new licenses for the 1900-2100 MHz radio frequency band denominated the “H” band, for extension bands and for available frequencies at “A,” “D,” “E,” “M” and TDD bands, which modified the rule for the renewal of radio frequency licenses and requires the inclusion in the calculation of the operating profits both the profits arising from remuneration for the use of the SMP network and the profits of the service plans;

•
the regulation for the exploration of SMP by means of Virtual Network, which makes possible the creation of the “agent” and the Authorized of Mobile Virtual Network (Resolution No. 550/2010). In accordance with this regulation approved by ANATEL, Mobile Virtual Network Operators may operate either as agents or as virtual network licensees. An agent represents the personal mobile service provider through the establishment of a representation agreement, which must be ratified by ANATEL. The agent’s activity is not defined as a “telecommunications service” so this is of significant interest to companies that operate in other sectors such as large retailers, banks and football teams. However, the activity of the virtual network licensee does fall within the definition of “telecommunications service” and is thus subject to all applicable rules;

•
the assignment of the bands of 451 MHz to 458 MHz and 461 MHz to 468 MHz to the Personal Mobile Service, Fixed Switched Telephone Service and to the Multimedia Communication Service, for access to the services of telephony and data in broadband, particularly in rural areas (Resolution No. 558/2010);

•
the assignment of the bands of 2500 MHz to 2690 MHz to the Personal Mobile Service and Fixed Switched Telephone beyond Multimedia Communication Service and Pay Television by means of Multichannel Multipoint Distribution Service (MMDS) for which it was previously assigned (Resolution No. 544/2010);

•	the regulation for evaluation of the efficiency of use of the radio frequency spectrum (Resolution No. 548/2010); and

•
the addition of a ninth digit in the numbers of the mobile telephones of area 11, raising the capacity of numeration in the metropolitan region of São Paulo and eliminating definitively the problem of scarcity of numeration in this area (Resolution No. 553/2010).

•
with an aim to restructure the process of assessing the quality of mobile service, with the inclusion of new processes and measurement of new indicators to verify the quality of mobile broadband and the quality perceived by the user, and the modernization of existing indicators, ANATEL issued on October 28, 2011 (published in the D.O.U. on October 31, 2011), Resolution No. 575/2011, which approved the Regulation for the Management of Quality of Provision of Personal Mobile Service (SMP-RGQ). The new Regulation innovates by providing assessments of the network connection and their respective data transmission rate, especially aspects of availability, stability and connection speed data network. In addition, the resolution established the formation of “GIPAQ” (Group Deployment Process Quality Measurement), which will be responsible for implementing the processes on the quality indicators for the “Guaranteed Instant Transmission Rate” and “Guaranteed Average Transmission Rate.” The methodology and procedures regarding the collection of indicator data for data connections will be defined by this group, composed of providers, ANATEL and a “Quality Measurement Authority” (EAq), which shall be responsible for implementing these processes and will be hired by the service providers until February 29, 2012. All costs associated with implementing the new procedures for measuring quality will be paid by providers of the SMP and the impacts of the Regulations are still being evaluated, mainly its financial aspect. Also, through the issuance of Resolution No. 574/2011, which approved the Rules of Quality Management (SCM-SCM RGQ) on October 28, 2011 (published in the D.O.U. on October 31, 2011), ANATEL set targets for service quality, as well as updated definitions for indicators and their calculation methods.

•
the Regulation on criteria for adjustment of tariffs for calls from the STFC involving access the SMP or SME, approved by Resolution No. 576/2011, dated October 28, 2011, establishes criteria for the gradual readjustment of VCs until 2014. With respect to VU-M fees, for the period before the effectiveness of the cost model established by this Resolution, ANATEL defined transition rules if no pact is reached regarding the VU-M fees. A reduction factor (R) to be applied in the formula for readjustment of the calls involving the PSTN access the Personal Mobile Service.

•
VCt ≤VCt0 x (1-R-FA) x (ISTt / ISTt0), where R corresponds to the “Reduction Factor” (Fator de Redução) and FA to the “Damping Factor” (Fator de Amortecimento), the percentage of which depends on inflation in the corresponding period.

The Reduction Factor to be applied in the next readjustment of the VC rate for fixed-mobile calls will follow the schedule below:

•	for the first readjustment, ANATEL will apply a Reduction Factor of 18%;

•	for readjustments to follow, ANATEL will apply a Reduction Factor of 12%; and

•	if the cost model has not yet produced results, the third readjustment will be subject to a Reduction Factor of 10%.

The “Damping Factor” has the following scale: 0 if inflation is less than 10%; 0.01 if inflation is between 10% and 20% and 0.02 if inflation is above 20%.

For the VU-M fees, they remain freely negotiated and in case there is no agreement as a result of the new VC determined according the formula above, any reduction of these fees will be applied to the VU-M fee up to the VU-

M / VC1 ratio to achieve 70%. From this level, the reduction will also be assessed in other components of the VCs, maintaining this ratio.

Also in 2011, ANATEL issued a Public Consultation on the Plano Geral de Metas de Competição (General Plan of Competition), or PGMC, which has not yet been converted into an ANATEL resolution. The purpose of this consultation is to maintain competition in the telecommunications sector, in line with the framework established by the “General Plan for Update of Telecommunications Regulation in Brazil” (PGR). The PGMC was created by ANATEL was proposed by ANATEL to organize a control scheme for the actions of economic agents in the telecommunications industry, imposing, removing or altering obligations on providers, according to their market power, with a view to increasing competition. The consultation highlighted the reservation of network capacity for sharing and provided criteria for determination of significant market power in the provision of interconnection services on mobile networks.

The consultation also provides sets of regulatory measures applicable to groups with significant market power: structural measures (applicable to all markets) and specific measures (applicable only to specific markets). The consultation also contained provisions for the creation of three entities: the “Representative” (responsible for gathering the groups without SMP and represent them in case of conflict), the “Supervisor” (responsible for resolving conflicts between groups with and without SMP and assess or certify wholesale offers) and the “Comparer” (responsible for receiving and comparing offers retail).

Rate Regulation

With respect to our Basic Plan and certain roaming charges incurred in connection with alternative service plans, our authorizations continue to provide for a price cap mechanism to set and adjust rates on an annual basis. The cap is the value with the rate of inflation deducted from the productivity estimated by ANATEL. The price cap is revised annually to reflect the rate of inflation as measured by the IGP DI. However, mobile operators are able to freely set the rates for alternative service plans.

The initial price cap agreed to by ANATEL and us in our authorizations had been based on the previously existing or bidding prices, and was adjusted annually on the basis of a formula contained in our authorizations. The price cap has been revised to reflect the rate of inflation as measured by the IGP DI.

Other telecommunications companies that interconnect with and use our network must pay certain fees, primarily an interconnection fee. The interconnection fee is a flat fee charged per minute of use. Since 2005, ANATEL has permitted free negotiations for mobile interconnection, or VU-M, fees and by July 2005, local-fixed concessionaires and mobile operators had reached a provisional agreement with respect to VU-M fees for local calls, or VC1 (the agreement guaranteed a 4.5% increase in fees). ANATEL approved that provisional agreement, and in March 2006, approved another provisional agreement for VU-M fees for long-distance calls, VC2, VC3 and international, among the same operators that made the VC1 agreement.

In July 2007, ANATEL approved a provisional agreement among the fixed-line operators Telefônica, Telemar, Brasil Telecom, CTBC Telecom and Sercomtel and the mobile operators for interconnection fees for VC1, VC2 and VC3 calls that provides for an annual adjustment of 1.97143% to interconnection fees in Region I (Telemar’s Region) and an annual adjustment of 2.25356% in Region II (Brasil Telecom’s Region) and Region III (Telefônica’s Region).

In January 2008, ANATEL approved a provisional agreement among the fixed-line long-distance operator Embratel and the mobile operators for interconnection fees for VC2 and VC3 calls, taking into consideration the period since January 2004, that provides for an annual adjustment of 4.5% as of March 2006 and an annual adjustment of 1.97143% or 2.25356% as of July 2007.

In July 2008, ANATEL approved a provisional agreement among the fixed-line operators Telefônica, Telemar, Brasil Telecom, CTBC Telecom and Sercomtel and the mobile operators for interconnection fees for VC1, VC2 and VC3 calls that provides for an annual adjustment of 1.89409% to interconnection fees in Region I (Telemar’s Region) and an annual adjustment of 2.06308% in Region II (Brasil Telecom’s Region) and Region III (Telefônica’s Region).

In March 2009, ANATEL approved a provisional agreement among the fixed-line long-distance operator Embratel and the mobile operators for interconnection fees for VC2 and VC3 calls, for the period from 2007 to 2008, that provides for an annual adjustment of 1.89409% in Region I (Telemar’s Region) or 2.06308% in Region II (Brasil Telecom’s Region) and Region III (Telefônica’s Region) as of July 2008.

In September 2009, even though it had a provisional agreement between the fixed-line operators Telefônica, Telemar, Brasil Telecom and Sercomtel and the mobile operators, without CTBC Celular, ANATEL decided not to approve the readjustment of the local (VC1) and long-distance (VC2 and VC3) fixed-to-mobile calls. In February 2010, this readjustment of the VC1, VC2 and VC3, relative to the period from 2008 to 2009, was approved by ANATEL and the provisional agreement of VU-M fee readjustment (68.5% of the approved readjustment of approximately 0.97% for the VC1) could be applied.

In June 2010, ANATEL approved a provisional agreement among the fixed-line long-distance operator Embratel and the mobile operators for interconnection fees for VC2 and VC3 calls, for the period from 2008 to 2009, for the application of the VU-M fee readjustment (68.5% of the approved readjustment of approximately 0.97% for the VC2 and VC3).

By the end of 2011, our subsidiary Vivo entered into an agreement with Oi (Regions I and II) and us (Region III) for the recognition of the VU-M fee paid at the time and agreed to maintain this amount for an additional 24 months, based on the VC1 readjustment pleaded by both these companies to ANATEL. However, these fees were not approved by ANATEL due to the publication of ANATEL’s Resolution No. 576/2011, which addresses the criteria for adjustment of fees for calls from fixed-lines involving access to the SMP or SME. On January 25, 2012, ANATEL published Act No. 486, with the new fees for VC1, VC2 and VC3 (with an average reduction of 10.78%) and, on February 22, 2012, ANATEL published Act No. 1,055 with new VU-M fees (with an average reduction of 14%). However, Oi obtained an injunction in Federal Court to have its readjustment request analyzed by ANATEL. This decision is subject to appeal. See “—Interconnection Regulation.”

Also, ANATEL published the Invitation Document No. 002/2007/SPV-ANATEL, which relates to the December 2007 auction of new licenses for the 1900-2100 MHz radio frequency bands (3G licenses).  Under this Invitation Document, the authorizations resulting from the auction of will be combined with the existing authorizations belonging to the bid winners when pertaining to the same region of the general authorization plan of SMP (PGA-SMP) in the period of eighteen months from the publication of the Terms of Authorization (which occurred on April 30, 2008).

As a result, ANATEL published in January 2010 an act determining the merger of our SMP authorizations in Regions II (State of Paraná, Santa Catarina, Rio Grande do Sul, Goiás, Tocantins, Mato Grosso do Sul, Mato Grosso, Rondônia, Acre and the Federal District) and III (state of São Paulo) of the PGA-SMP, with an SMP authorization for each one of these Regions (Terms of Authorization No. 005/2010 and 006/2010, signed in January 2010 for Regions II and III, respectively).

Moreover, ANATEL determined that the value of the VU-M fee should be unified for each Region of the PGA-SMP and freely negotiated beginning on November 1, 2009 (eighteen months from April 30, 2008). Until this date, mobile operators charged a VU-M fee for authorization of the SMP. In February 2010, ANATEL defined the VU-M fee to be paid for Oi (fixed and mobile operators) and Brasil Telecom (fixed and mobile operators) to Claro, TIM, Vivo and Vivo Participações (the latter being the result of the ANATEL-authorized merger of Telemig Celular S.A. into Vivo Participações S.A. in March 2010), for the region of the PGA-SMP, as a result of the unification of the SMP authorizations.

In 2007, ANATEL developed a new model which will be in use starting with a date yet to be determined by ANATEL to determine values of reference in connection with remuneration for use of mobile networks—RVU-M—of SMP providers having significant market power, which will be used in the case of arbitration by ANATEL of the value of VU-M. ANATEL did not implement this new model in 2010, as provided by Resolution No. 480/2007, and has not yet defined the new date expected for such implementation. See “—SMP Licenses” for more information on the status of this agreement.

ANATEL launched on August 25, 2011 the “Project Cost Model” (Projeto Modelo de Custos). The project is associated, among other things, with determining fees for the use of the fixed telephony network and the calculation of reference values of the VU-M fee and EILD (Industrial Use of Dedicated Lines) for telecommunications service providers.

At launch, ANATEL signed a US$8.22 million agreement with the consortium of Advisia, Analysis Mason and Grant Thornton, which has two years to perform work in support of ANATEL. This consortium won the international bidding process conducted by the International Telecommunication Union (ITU).

The cost model is of great relevance to ANATEL in carrying out public sector policies, as its development will allow access to cost management information of the different business areas and product lines of telecommunications services providers, contributing to the improvement of regulation of the sector as a whole.

Internet and Related Services in Brazil

In Brazil, Internet service providers, or ISPs, are deemed to be suppliers of value-added services and not telecommunications service providers. ANATEL’s Resolution No. 190 requires cable operators to act as carriers of third-party Internet service providers. The Brazilian House of Representatives is considering a law that would penalize Internet service providers for knowingly providing services that allow illegal goods or services to be sold on the Internet, and would impose confidentiality requirements on Internet service providers regarding nonpublic information transmitted or stored on their networks.

Customer Service

In 2011, our subsidiary Vivo managed to consolidate and expand the personalized sales project to all remote consumer relation channels, such as text message, chat, email and web. This practice had been put in place at inbound customer service since 2009, and consists on exclusive offers that are tailored towards each client’s consuming habits and needs. This successful strategy of cross-selling changed Vivo inbound customer service into a powerful sales tool, that generated new business opportunities while capturing opportunities in which the customer initiated contact and respecting their willingness to communicate with Vivo.

Improved services and functionalities made www.meuvivo.com.br website register 6.1 million unique users and 253 million online transactions. Through the “Fale Conosco” service, 1.1 million email-generated solicitations were solved. Driven by the goals of innovation and customer satisfaction, Vivo expanded its text-message-based customer service channel to all customers, achieving more than 4.2 million contacts served all year.

We managed to continue as the top telecommunications company in ANATEL’s ranking of mobile operators in Brazil. By the end of 2011, ANATEL’s ranking demonstrated that Vivo had the best performance among the largest companies operating in Brazil as measured by the IDA (Attendance Performance Index). Vivo also placed as the best among the key competitors in the telecom industry by having the smallest complaint ratio. Those numbers were supported by Vivo’s actions towards quality and expansion of the customer service channels.

Our challenge in 2012 is to capture more synergies with all contact channels (Internet, SMS, Call Center – inbound and outbound, Chat, Email, etc.) through the Genesys platform as well as integrating Telefônica Brasil’s in-land operations, planned to be rebranded to Vivo in 2012. Also, we aim to improve customer experience in every channel to get closer to the customers and their needs, considering all aspects of Brazil’s demography and regional distribution.

Higher quality, with efficiency

We implemented a strategy to increase the quality of our services while lowering costs. While achieving the best signal quality, surpassing all of our competitors (according to ANATEL’s scoring system in 2011), we also took steps designed to improve the level of service of our customer care, generate greater customer satisfaction with our call centers and stores and reduce billing errors, leading to fewer claims against us. This strategy has been successful in increasing our customer satisfaction rating in 2011 and in lowering costs.

Marketing and Sales

Following our merger with Vivo, we are integrating processes and portfolios of fixed and mobile services, in order to offer customers complete solutions in telecommunications. During 2012, we will integrate channels to offer standardized solutions and customer service along with innovation and best practices for the sale of fixed and mobile services.

We bring our solutions to our clients through the following sales channels:

•
Vivo Own Stores: focused on individual clients and located on strategic points, our own stores provide a highly trained team built up to guarantee the best sales experience for the customer. The main drive of this channel is innovation. As a result, most stores have available self assistance services for value added services and recharges. We also offer special treatment for Premium clients with scheduled appointments via the Internet to assure “no waiting in line.”

•
Indirect channels: are divided in two types: resale and retail. The resale channel is composed by certified companies in the telecommunications segments providing our full portfolio and an adequately sized network for our services to attend the geographic dimensions of the market. Our presence is also established in the retail channel especially for prepaid, recharges and data services.

•
Recharge channels: are represented by small companies in various market sectors throughout the country. They became the largest channel for prepaid users and provide new means of virtual recharge for customers.

•	Telesales: sales through active and passive telemarketing call centers, employing highly trained sales associates, focused on fixed and data services.

•
Internet: “Portal Telefônica,” with online information on our products and services specifically targeted toward our corporate clients; we also offer the option of selling services via online chat through highly trained partners and appropriate tools.

•
Online Store: currently offers mobile services to clients with home delivery, payment in installments and different prices of handsets. In 2012, we will launch a new online store covering all the services portfolio of fixed and mobile, and offering improvements in navigation, quality purchase, reduction in SLA, etc. supported by a communications marketing strategy.

•
Door-to-door sales: aiming to approach corporate and individual clients, we dispose physical channels of assistance, such as door-to-door sales of services by outsourced small companies and own team consultants. Main focus in fixed and data services.

•
Person-to-person sales: our business management team offers customized sales services, ensuring high customer loyalty and a strong customer relationship resulting from customized consulting telecommunication and IT services and technical and commercial support.

Besides the growth of sales volume, the main challenges for the Company in 2012 are the synergy of fixed and mobile services, the increased use of services in the virtual channels and the strengthening of Brazil’s largest accredited network.

Our Network

In 2011, we consolidated even more our network as a robust network, capable of delivering to the customer its expectation. We moved forward with the migration of TDM to NGM core, reaching 26% of fixed traffic, continued the modernization of cores as well as the adaptation of the data centers’ infrastructure.

We launched the FWT, allowing the operation of fixed telephony outside São Paulo, result of the integration between mobile and fixed worlds.

We also expanded our fixed network’s broadband access. Our broadband ADSL’s product portfolio has speeds that vary from 250 kbps to 8 Mbps. The product “Banda Larga Popular,” which is an initiative of the state of São Paulo, provides broadband at affordable prices to low-income population. This product is already used by 600,000 customers and can deliver speeds between 250 kbps and 1 Mbps. Broadband connections through coaxial cables are offered as well as a product called “Ajato” and its speeds may vary from 8 Mbps to 30 Mbps.

We implemented a platform, known as MLD ASSIA, to improve the diagnosis and stability of our customers and, furthermore, increase the index of assertiveness in recommendation to upgrade the speed.

We use the most advanced technology available in broadband optical fiber: the FTTx, allowing our customers to reach speeds up to 100 Mbps. We closed out 2011 with fifty thousand fiber’s customers. However, five thousands of these customers use IPTV—a system through which television services are delivered using the Internet Protocol suite.

In 2011, Speedy peaked at 3.5 million customers and we started marketing new products (16 Mbps and 25 Mbps) with VDSL2 technology.

Before November 1998, our subsidiary Vivo network used only AMPS analog technology. After privatization, we began to use CDMA digital and TDMA digital technologies. In 2006, we began to implement a GSM Network. In 2007, we began to implement a WCDMA Network. In 2011, launched the HSPA+ technology, commercially known as 3GPlus, working across our 3G network. This technology was commercially launched in November, 2011 in São Paulo (and its extended metropolitan area with area code 11), allowing customers who have compatible terminals achieve even higher transmission rates, reaching up to three times the value of traditional 3G’s rate. Digitalization offers certain advantages, such as greater network capacity and additional revenue through the sale of value-added services. We continue to increase network capacity and coverage to improve our quality of service and to meet customer demand.

Our advanced network management technology ensures global management and supervision of all our network processes and network performance. The network management centers are located in São Paulo, Brasilia and Minas Gerais. The network management center of São Paulo monitors the critical network operational parameters of the countrywide transmission backbone, third parties’ networks, IP networks and service platforms. The network management center in Brasília monitors the critical network operational parameters in the Midwestern Region (CO), Rio de Janeiro, Espírito Santo, Rio Grande do Sul and Paraná/Santa Catarina. The network management center in Minas Gerais monitors the critical network operational parameters in the Northeastern region (NE), the Northern region (NO), Bahia, Sergipe, São Paulo and Minas Gerais. These centers are able to identify abnormalities in both our network and in third parties’ networks, using failure and signaling monitoring systems. In addition, quality and service standards are constantly monitored. The network management centers are integrated with maintenance and operations teams that maintain and operate cellular network elements, as well as cellular infrastructure and transmission, in addition to the radio network elements and computing bases, service platforms and communications backbones.

Our network is prepared to provide continuity of service for our customers in the event of network interruptions. We have developed contingency plans for potential catastrophes in our switching centers, power supply interruptions and security breaches.

Pursuant to the terms of our authorization to perform our services, we are obligated to meet certain requirements for service quality. See “—Regulation of the Brazilian Telecommunications Industry—Obligations of Telecommunications Companies.”

Contract Customers for Mobile Services

Since October 1994, cellular telecommunications service in Brazil has been offered on a “calling party pays” basis, under which customers pay only for calls that they originate. In addition, customers pay roaming charges on calls made or received outside their home registration area.

Customer charges are calculated based on the customer’s calling plan, the location of the party called, the place from which the call originates and certain other factors, as described below. Our Region is divided into areas designated for payment purposes, called registration areas, as follows:

•	Areas 1 & 2: 9 areas in the state of São Paulo;

•	Area 3: 5 areas, comprising 1 area in the metropolitan area of Rio de Janeiro, two areas in upstate Rio de Janeiro and two areas in the state of Espírito Santo;

•	Area 4: 7 areas in the state of Minas Gerais;

•	Area 5: 9 areas, comprising 6 areas in the state of Paraná and 3 areas in the state of Santa Catarina;

•	Area 6: 4 areas in the state of Rio Grande do Sul;

•
Areas 7 & 8: 18 areas, comprising 9 areas in Brasilia and the states of Goiás, Mato Grosso do Sul, Mato Grosso, Rondônia, Acre and Tocantins and 9 areas in the states of Amapá, Amazonas, Maranhão, Pará and Roraima;

•	Area 9: 6 areas, comprised of 5 areas in the state of Bahia and 1 area in the state of Sergipe; and

•	Area 10: 9 areas in the states of Pernambuco, Alagoas, Paraíba, Rio Grande do Norte, Ceará and Piauí.

Interconnection Charges

We earn revenue from any call that originates from another cellular or fixed-line service provider network connecting to one of our customers. We charge the service provider from whose network the call originates a network usage charge for every minute that our network is used in connection with the call. See “—Operating Agreements—Interconnection Agreements.” Tariff adjustments are subject to agreement between the operators and then subject to approval by ANATEL.

Bill and Keep

ANATEL adopted partial “Bill & Keep” rules for interconnection charges in July 2003. The rules provided that an SMP operator paid for the use of another SMP operator’s network in the same registration area only if the traffic carried from the first operator to the second exceeded 55% of the total traffic exchanged between them. In that case, only those calls that surpassed the 55% level were subject to payment for network usage. Under Resolution No. 438 published in 2006, ANATEL eliminated the rule of the partial “Bill and Keep.” The current rule is “full billing,” in which the SMP operator pays the entire call termination fee of the other mobile network. The rule of the partial “Bill & Keep” was maintained between SMP and SME (trunking) networks.

Roaming Fees

We receive revenue pursuant to roaming agreements with other cellular service providers. When a customer of another cellular service provider makes a call within our area, that service provider pays us for the call at the applicable rate. Conversely, when one of our customers makes a cellular call outside of our Region, we must pay the charges associated with that call to the cellular service provider in whose Region the call originates. See “—Roaming Agreements.”

Wireless Device Sales

Through our stores and authorized dealers we sell only GSM and WCDMA devices such as handsets, smartphones, broadband USB modems and netbooks that are certified to be compatible with the Vivo network and service. We have special offers on smartphones, USB modems and other data devices for customers of bundled packages. Our current handset suppliers are Motorola, LG, Samsung, Nokia, Sony, Alcatel, ZTE, HTC, Apple, RIM (BlackBerry) and Huawei.

Operating Agreements

We have agreements with major fixed-line and mobile operators in Brazil to lease physical space, real estate, air conditioning, energy, security and cleaning services. We also lease transmission capacity necessary to complete the construction of our network infrastructure.

Interconnection Agreements

The terms of our interconnection agreements include provisions with respect to the number of connection points and traffic signals. See “—Regulation of the Brazilian Telecommunications Industry—Obligations of Telecommunications Companies” and “—Regulation of the Brazilian Telecommunications Industry—Interconnection Regulation.”

We believe that our subsidiaries have adequate interconnection agreements with necessary fixed-line operators to provide services. We also believe that our subsidiaries have all the necessary interconnection agreements with long-distance carriers.

Roaming Agreements

We provide international GSM roaming in over 200 destinations worldwide by means of over 500 roaming agreements.

Fraud Detection and Prevention

In 2011, we consolidated efforts to reach our targets for reduction of amounts and financial loss expenses for our operations related with fraud and fraud costs for the fixed operation, which are considered a reduction of revenue.

Compared with the year 2010, we had a 16.1% reduction in the volumes of financial loss for our mobile operation and a 51.5% increase in the cost of fraud for our fixed operation, resulting in an increase of 22.1% in financial revenues, considering our consolidated operations (fixed and mobile).

The main impact of this increase is related to the implementation of various actions to protect the Company from possible litigation. Thus, we focused our analysis in cases classified in our accounts receivable as having evidence of fraud.

During 2011, we continued our work in combating the two main types of fraud, as follows:

•
Subscription fraud: type of fraud that occurs when the emission of one or more qualifications without the consent of the real “owner” of documents with the main objective of not paying the phone bill. Fraud can occur through subscription data and information from individuals or companies obtained illegally.  In our mobile operation, subscription fraud showed a reduction in expenses of 14.9% as compared to the end of 2010. As for cases in our fixed operations, several actions were implemented to protect us from possible increases in litigation, by working on the analysis of cases classified in our accounts receivable with evidence of fraud. With this new guideline, we had a 51.5% increase in fraud costs compared to what was achieved in 2010.

•
Identity Fraud: also known as “social engineering,” the term identity fraud characterizes in the mobile operation the use the service provider phone channels (Call Center) with the use of real data from clients for false identification, allowing undue changes to be made in the customer’s line. We had a 78.2% reduction in financial expenses with this type of fraud compared to that achieved in the previous year.

C.	Organizational Structure

On December 31, 2011, our voting shares were controlled by three major shareholders: SP Telecomunicações Participações Ltda. with 50.47%, Telefonica S.A. with 25.68% and Telefônica Internacional S.A. with 15.43%. Telefónica Internacional is the controlling shareholder of SP Telecomunicações and, consequently, holds directly and indirectly 43.33% of our common shares and 38.68% of our preferred shares. Telefónica Internacional is a wholly owned subsidiary of Telefônica, S.A. of Spain.

Subsidiaries

A. TELECOM S.A. (formerly Assist Telefônica) is our wholly owned subsidiary. A. TELECOM was formed in Brazil on October 29, 1999, and it is engaged primarily in providing telecommunications and data services and internal telephone network maintenance for customers. The principal services are as follows: (i) digital condominium which is a value-added service for commercial buildings, integrated solution for equipments and services for voice transmission, data and images on commercial buildings under a Building Local Exchange Carrier (“BLEC”) model; (ii) installation, maintenance, exchange and extension of new points of internal telephony wire in companies and dwellings under a basic plan of maintenance (BPM); and (iii) provision of free ISP service under the brand name “I-Telefônica.” In addition, on December 30, 2004, we entered into a transaction to acquire indirect control of Atrium Telecomunicações Ltda. The transaction was approved by our shareholders on January 19, 2005. The acquisition was carried out through the purchase of the total share capital of Santo Genovese Participações Ltda., which held 99.99% of the representative share capital of Atrium. On March 1, 2006 then-subsidiary Santo Genovese Participações Ltda., having merged into its subsidiary Atrium Telecomunicações Ltda., was acquired by A. TELECOM S.A. and both Santo Genovese Participações Ltda. and Atrium Telecomunicações Ltda. ceased to exist. A. TELECOM remained a wholly owned subsidiary of TELESP, and began carrying out the activities formerly performed by Atrium. See “—B. Business Overview—Overview.”

From the second half of 2006, A. TELECOM began providing pay TV services, fully focusing on the development of this new product line. In February 2008, A. TELECOM became an owned subsidiary of Telefônica Televisão Participações S.A. (TTP). In November 2008, TTP was merged into TELESP and A. TELECOM became a wholly owned subsidiary of TELESP. See “—A. History and Development of the Company—Historical Background—Corporate Reorganization involving DABR and TTP.”

Telefônica Data S.A.’s business purpose is to render telecommunications services such as the development, implementation and installation of projects related to integrated business solutions and telecommunications consulting, as well as activities related to the rendering of technical assistance and equipment and telecommunications network maintenance services.

Telefônica Empresas, currently (“Telefônica Data”), became a wholly owned subsidiary of the Company after the corporate reorganization that was carried out in July 2006. See “—A. History and Development of the Company—Historical Background—The SCM Restructuring.” In July 2008, Telefônica Data became a wholly owned subsidiary of TTP. In November 2008, TTP was merged into TELESP and Telefônica Data became a wholly owned subsidiary of TELESP. See “—A. History and Development of the Company—Historical Background—Corporate Reorganization involving DABR and TTP.”

Telefônica Sistema de Televisão S.A. (“TST”) is a company that provides pay television services through the Multipoint Multichannel Distribution Services (“MMDS”) modality.

Vivo S.A. is a company that provides mobile services in the states of Acre, Alagoas, Amapá, Amazonas, Bahia, Ceará, Espírito Santo, Goiás (also encompassing the area of Distrito Federal, or the Federal district), Maranhão, Mato Grosso, Mato Grosso do Sul, Pará, Paraíba, Paraná, Pernambuco, Piauí, Rio de Janeiro, Rio Grande do Norte, Rio Grande do Sul, Rondônia, Roraima, Santa Catarina, São Paulo, Sergipe, Tocantins and Minas Gerais. See “—A. History and Development of the Company.”

Ajato Telecomunicações Ltda.The corporate purpose of Ajato Telecommunications Ltd is to provide telecommunications  and IT services, access to telecommunications network, internet and radio, including telemarketing, image and data services, trade lease, import, export, maintenance and repair for those equipments.

Aliança Atlântica Holding B.V. based in Netherlands, Amsterdam, with a 50% interest owned by Telefonica Brasil, holds cash from the sale of Portugal Telecom’s shares in June 2010 and a small interest in Zon Multimedia, a company of Portugal Telecom Group which provides pay-TV services, internet, distribution of audiovisual content, cinema and telecommunications services.

Companhia AIX de Participações. This company is engaged in the Refibra consortium, as a leader, as well as in both direct and indirect development of activities related to the construction, conclusion and operation of underground fiber optic networks. Currently, Telefônica Brasil holds a 50% interest in this company.

Companhia ACT de Participações is engaged in the Refibra consortium, as a leader, as well as in activities related to providing technical assistance for the preparation of the network conclusion project by providing studies to make it more profitable, as well as to inspect the activities in progress related to the project. Currently, Telefônica Brasil holds a 50% interest in this company.

GTR Participações e Empreendimentos S.A.’S business purpose is to hold equity interest in other companies, which are engaged in providing cable and pay-TV services, telecommunications services in general, the production, purchase, licensing, import and distribution of television programs, either its own or third parties’, spare parts and equipment, management and rendering of telecommunications and pay-TV service platforms.

TVA Sul Paraná S.A.’s business purpose is to provide cable and pay-tv services, telecommunications services in general, produce, purchase, license, import and distribute television programs, either its own or third parties’, spare parts and equipment, manage, update and exploit telecommunications and pay-TV service platforms and publish journals.

Lemontree Participações S.A.’s business purpose is to hold equity interest in other companies, which are engaged in providing cable and pay-TV services, telecommunications services in general, the production, purchase, licensing, import and distribution of television programs, either its own or third parties’, spare parts and equipments, management, updating and exploitation of telecommunications and pay-TV services platforms, and data management and trading.

Comercial Cabo TV São Paulo S.A.’s business purpose is to provide cable and pay-TV services, advisory and consultancy services in telecommunications in general, to produce, purchase, license, import and distribute television programs, either its own or third parties’, spare parts and equipment, manage, update and exploit telecommunications and pay-TV service platforms, and to engage in all types of marketing and advertisement.

Associated Companies

Since June 30, 2000, we have consolidated under the Brazilian Corporate Law Method, and since January 1, 2009, under IFRS, the operations of Aliança Atlântica Holding B.V., an investment company incorporated under the laws of the Netherlands, that had as its main asset a 0.61% interest in the equity capital of Portugal Telecom, which was disposed of in June 2010. As of December 31, 2011, we held a 50% share ownership in Aliança Atlântica Holding B.V. and Telefónica S.A. held the remaining 50%. Aliança Atlântica Holding B.V. is currently in the process of liquidation and, as a result, its remaining assets are being appraised.

Furthermore, since December 31, 2003, we have also consolidated under the Brazilian Corporate Law Method, and since January 1, 2009, under IFRS, our investment under proportional consolidation in Companhia AIX de Participações, or AIX. At December 31, 2011, we held a 50% share ownership in AIX and Telemar Participações S.A. held the remaining 50%. AIX was formed in 2001 to explore, directly and indirectly, activities related to the execution, conclusion and commercial exploitation of underground cables to fiber optic. See Note 1 to the consolidated financial statements included in this annual report starting at page F-13. We also consolidate on a pro rata basis, as required under the Brazilian Corporate Law Method and under IFRS, Companhia ACT de Participações, in which we hold a 50% interest.

D.	Property, Plants and Equipment

Our main physical properties for providing fixed services involve the segments of switching (public switching telephone network-PSTN), transmission (optic and wireless systems), data communication (multiplex devices, IP network), infrastructure (Energy systems and air conditioned) and external Network (fiber optic and metallic cables), which are distributed in many buildings in the State of São Paulo and in the main cities out of the State of São Paulo. Some of these buildings are also used in administrative and commercial areas.

Our properties are located throughout the State of São Paulo. At December 31, 2011, we used 2,178 properties in our operations, 1,419 of which we own, and we have entered into standard leasing agreements to rent the remaining properties. We own a building in the City of São Paulo where the majority of our management activities are conducted.

Pursuant to Brazilian legal procedures, liens have been attached to several properties pending the outcome of various legal proceedings to which we are a party. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

Our principal physical property for mobile services consists of transmission equipment, switching equipment, base stations, and other communication devices, such as voicemail, prepaid service, Short Message Service, Home Location Registers, Signaling Transfer Point, Packet Data Switching Network and gateways. All switches, cell sites, administrative buildings, administrative facilities, warehouses and stores are insured against damages for operation risks.

As of December 31, 2011, our subsidiary Vivo had 202 cellular switches and other equipment installed in 59 owned spaces, nine leased spaces and 24 shared spaces. We lease most of the sites in which our cellular telecommunications network equipment is installed. The average term of these leases is five years (subject to renewal for additional five-year terms) and ten years in the Northeast. Our 28,293 base stations and other network equipment are installed in cell sites, administrative buildings and administrative facilities. In addition, our subsidiary own 14 administrative building and we lease 33 administrative areas, 11 kiosks and 302 retail stores.

On December 31, 2011 the net book value of our property, plant and equipment amounted R$17.2 billion (R$10.2 billion in December 31, 2010).

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

Brazilian Political and Economic Environment

The Brazilian economy has experienced different rates of growth this decade. According to IBGE, the Brazilian GDP for 2011 expanded 2.7% in 2011, compared to 7.5% in 2010.

Consumer prices, as measured by the IPCA, registered a variation of 6.5% in 2011. Accordingly, growth in consumer prices was higher than the inflation target established by the Central Bank, of 4.5%. In 2009 and 2010, the variations of IPCA were 4.3% and 5.9%, respectively. Inflation, as measured by the General Price Index, or the IGP-DI, calculated by Fundação Getúlio Vargas, which includes wholesale, retail and home-building prices, decreased 1.4% and increased 11.3% in 2009 and 2010, respectively. In 2011, the IGP-DI increased 5.0%.

As a result of the acceleration of inflation and of the economic activity, the Central Bank increased the basic interest rate during 2011, but began a series of decreases of the rate during the second semester. As a result, the SELIC rate increased to 11.0% by the end of 2011, from 10.75% in 2010.

Brazil finished 2011 with a trade balance surplus of US$29.8 billion, compared to US$20.3 billion in 2010. Exports increased by 26.8% to US$256.0 billion, and imports increased 24.5% to US$226.2 billion. Financial inflows into the country increased, with foreign direct investments of US$66.7 billion, compared to US$48.5 billion in 2010. Portfolio investments increased by US$25.1 billion in 2011, in comparison to the increase of US$63.0 billion in 2010. The positive performance of external accounts allowed international reserves to increase by US$63.4 billion to the record level of US$352.0 billion.

Despite the improvement in domestic economic data, such as inflation, external accounts, and interest rates, increased risk aversion in the international capital markets led to a higher country risk in 2011. The J.P. Morgan Emerging Markets Bond Index Plus (EMBI + Brazil), which tracks total returns for traded external debt instruments in the emerging markets, increased to 233 basis points by the end of 2011 from 180 basis points at the end of 2010.

As a result, the real depreciated against the U.S. dollar in 2011 by 12.6%. The exchange rate on December 31, 2011 was R$1.88/US$1.00, from R$1.67/US$1.00 on December 31, 2010.

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

Impact of Inflation on Our Results of Operations

Before 2006, the fees we charged our customers were periodically adjusted by ANATEL based on the inflation rates measured by the General Price Index (IGP-DI).

Starting in 2006, telephone fees were indexed to the IST, which is a basket of national indexes that reflect the telecommunications sector’s operating costs. Such indexing will thus reduce inconsistencies between revenue and costs in our industry and therefore reduce the adverse effects of inflation on our business. The IST for the last 12 months is 4.92% according to the last data published by ANATEL with reference to December 2011.

The table below shows the Brazilian general price inflation (according to the IGP-DI, IPCA and the IST) for the years ended December 31, 2007 through 2011:

	Inflation Rate (%) as Measured by IGP-DI(1)	Inflation Rate (%) as Measured by IPCA(2)	Inflation Rate (%) as Measured by IST(3)
December 31, 2011	5.0	6.5	4.9
December 31, 2010	11.3	5.9	5.6
December 31, 2009	(1.4)	4.3	2.1
December 31, 2008	9.1	5.9	6.6
December 31, 2007	7.9	4.5	3.2

(1)	Source: IGP-DI, as published by the Fundação Getúlio Vargas.

(2)	Source: IPCA, as published by the Instituto Brasileiro de Geografia e Estatística.

(3)	Source: IST, as published by the Agência Nacional de Telecomunicações.

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

A series of new regulations became effective in 2011. See “Item 4. Information on the Company—B. Business Overview.” The most important among these regulations were:

•	regulation of quality management of SMP and SCM;

•	regulation of the criteria for readjustment of fees involving STFC calls involving access from the SMP or SME;

•	local area regulation of the STFC; and

•	free determination of rates for international long distance (LDI).

We expect the following issues to become effective as new regulations or to be subject of one or more Public Notices in 2012, with an exact timeline yet to be determined by ANATEL.

•	development of a General Competition Plan that would regulate standards for service providers with significant market power;

•	change in the STFC regulation;

•	draft regulation on the provision of STFC out of the Basic Fee Area (Área de Tarifação Básica), or ATB;

•	proposed revision of the rules of usage remuneration of providers of STFC networks;

•	invitation for bids for 3.5 GHz frequencies;

•	proposed amendment of the Regulation of Multimedia Communication Services (SCM);

•	proposed rules for industrial exploration of dedicated lines – EILD;

•	proposed regulations for the Certification of External Telecommunications Networks in regard to power protection;

•	review of the General Plan on Quality Targets to the STFC (PGMQ-STFC);

•	creation of a General Plan on Quality Targets of Television Subscription Services (PGMQ-TV);

•	proposal for regulation the monitoring and control of goods, rights and services linked to existing concessions;

•	proposed amendment of the Regulation of Inspection Powers;

•	proposal to amend the rules of implementation of administrative sanctions; and

•	calculation rules for productivity factor (Transfer Factor X).

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

On December 31, 2011, 19.32% of our R$6.20 billion of financial indebtedness was denominated in U.S. dollars and UMBNDES. See Note 18 to the Consolidated Financial Statements. Devaluation of the real causes exchange losses on foreign currency-denominated indebtedness and commitments and exchange gain on foreign currency-denominated assets and corporate stakes in foreign companies.

We use derivative instruments to limit our exposure to exchange rate risk. Since September 1999, we have hedged all of our foreign currency-denominated bank debt using swaps. Since May 2010, the Company began using net balance coverage, which is the coverage for net positions in foreign exchange exposures, or assets (issued invoices) minus liabilities (received invoices) for foreign exchange exposures, substantially reducing the Company’s risk to fluctuations in exchange rates. However, we remain exposed to market risk resulting from changes in local interest rates, principally the CDI – Certificate of Interbank Deposits (Certificado de Depósito Interbancário), which is an index based upon the average rate of operations transacted among the banks within Brazil). This exposure to the CDI is present in long derivatives positions and financial investments, which are indexed to percentages of the CDI. Substantially, most of our debt is exposed to long term interest rates. On December 31, 2011, R$3.06 billion of our indebtedness was subject to the variations of the TJLP, which remained stable since July 2009, and R$1.20 billion was subject to the variation of the U.S. dollar and UMBNDES. However, the portion in U.S. dollars of our foreign currency debt is swapped under hedging arrangements for variable-rate real-denominated obligations based on the CDI. We invest our excess cash mainly in short-term instruments that earn interest based on the CDI. See

Note 36 to the Consolidated Financial Statements and “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

Since we have foreign currency derivatives with notional amounts substantially equivalent to our borrowings and invoices issued and received denominated in foreign currency, we do not have material exchange rate exposure with respect to these contracts. However, we could still continue to have exchange rate exposure with respect to our planned capital expenditures, approximately 16.7% of which are indexed in foreign currencies (mostly U.S. dollars). We systematically monitor the amounts and time of exposure to exchange rate fluctuations and may contract for hedging positions, when appropriate, at our discretion.

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

Accounting for long-lived assets and intangible assets involves the use of estimates for determining the fair value at their acquisition dates, particularly for assets acquired in business combinations and for determining the useful lives of the assets over which they are to be depreciated or amortized as well as their residual value. We believe that the estimates we make to determine an asset’s useful life and residual value are “critical accounting estimates” because they require our management to make estimates about future technological developments and alternative uses for assets.

An impairment loss exists when the accounting value of an asset or cash-generating unit exceeds its recoverable amount, which is the higher between the fair value less selling costs and the value in use. The estimated fair value less selling costs is based on the information available from transactions involving the sale of similar assets or the market price less additional costs regarding the disposition of such asset. The value in use is based on the model of discounted cash flow. Cash flows are derived from the budget and do not include activities of reorganization for which the Company has not yet been committed or significant future investments that will improve the group of assets of the cash-generating unit subject to the test. The recoverable amount is sensitive to the discount rate used in the method of discounted cash flow as well as to the projected future cash flow and the expected future growth rate used for the purposes of overestimation. Furthermore, additional factors, such as technological obsolescence, the suspension of certain services and other circumstantial changes are taken into account.

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

Pension plan benefits

The cost of pension plans with determined benefits and other post-employment medical care benefits and the present value of pension obligations are determined using actuarial valuation methods. The actuarial valuation involves the use of assumptions about discount rates, expected return rates of assets, expected future salary increases, mortality rates, health care costs trend rates and future increases in retirement benefits and pensions. The obligation of a defined benefit is highly sensitive to changes in these assumptions. All assumptions are reviewed at each year-end. The mortality rate is based on mortality tables available in the country. Future increases in wages and retirement benefits and pensions are based on expected future inflation rates for the country and could significantly impact the value of the obligations to provide these benefits.

Fair value of financial instruments

When the fair value of financial assets and liabilities presented on the balance sheet cannot be obtained in active markets, it is determined using valuation techniques, including the method of discounted cash flow. The data obtained for the use of these methods are based as much on the information prevailing in the market as possible. However, when it is not feasible to obtain such information in the market, a certain assumption level is required to establish the fair value. The assumption includes consideration of the data that was used, such as the liquidity risk, credit risk and volatility. Changes in the assumptions regarding these factors could affect the presented fair value of financial instruments.

Provisions for civil and labor contingencies

We record provisions for civil, labor and tax claims. The assessment of the likelihood of loss includes assessing the available evidence, the hierarchy of laws, the available jurisprudence, the most recent court decisions and its materiality in the legal system as well as the evaluation of the case by external counsels. Provisions are reviewed and adjusted to take into account changes in circumstances such as the applicable prescriptive period, results from tax inspections or additional exposure identified based on newly issued court decisions. A significant change in these circumstances or assumptions could result in a corresponding increase or decrease into the amount of our provisions.

Revenue recognition

Customer Loyalty Program

We have a customer loyalty program that allows customers to accumulate points when generating traffic for the use of our mobile services. The accrued points may be exchanged for handsets or services, provided the customer has a minimum stipulated balance of points. The consideration received is allocated to the cost of the handsets or services redeemed at their fair value. The fair value of the points is calculated by dividing the discount value granted as a result of the customer loyalty program by the amount of points needed to carry out the redemption. The fair value accrued on the balances of generated points is deferred and recognized as income upon redemption of points.

For determining the quantity of points to be recognized, we apply statistical techniques, which take into consideration assumptions such as estimated redemption rates, expiration rates, cancellation of points and other factors. These estimates are subject to variations and uncertainties due to changes in the redemption behavior of the customers.

A change in the assumptions regarding these factors could affect the estimated fair value of the points under the customer loyalty program and it could affect the apportionment of revenue among the elements and, as a result, revenues in future years.

Multiple-element arrangements

Bundled offers that combine different elements are assessed to determine whether it is necessary to separate the different identifiable components and apply the corresponding revenue recognition policy to each element. Total package revenue is allocated among the identified elements based on their respective fair values.

Determining fair values for each identified element requires estimates that are complex due to the nature of the business.

A change in estimates of fair values could affect the apportionment of revenue among the elements and, as a result, revenues in future years.

Sources of Revenue

The breakdown of our gross operating revenue is presented net of discounts granted. In addition, we categorized our revenue according to the following groups:

•	Telephony services

Includes revenues from fixed and mobile telephony highlighting:

•	Local: includes the sum of revenues from monthly subscription fees, installation fees, local services, public telephony and fixed-to-mobile revenues (VC1);

•	Domestic long-distance: includes the sum of fixed-to-mobile revenues (VC2 and VC3), public long-distance telephony and domestic long-distance;

•	International long-distance: includes the sum of revenues from international public telephony and international long-distance; and

•	Usage charges: which include measured service charges for calls, monthly fee and other similar charges;

•	Data Transmission and value added services

•	Data Transmission: includes the sum of infrastructure rental revenues and data transmission; and

•
Charges for call forwarding, call waiting, text messaging (SMS), call blocking and Data Services, such as WAP and ZAP, downloads and MMS services, which are charged only when the customer’s plan excludes these services.

•	Interconnection charges

•	Interconnection charges (or network usage charges) are amounts we charge other cellular and fixed-line service providers for the use of our network;

•	Pay TV

•	Includes cable TV services, through satellite, cable or MMDS technology (multichannel multipoint distribution service);

•	Sale of goods and equipment

•	The sale of wireless devices and accessories;

•	Other Services

•	Other services include integrated solution services offered to residential and corporate clients, such as Internet access, private network connectivity and leasing of computer equipment, and

•	Other telecommunications services such as extended service, detects, voice mail, cellular blocker, among others.

Results of Operations

The following table sets forth certain components of our net income for each period ended December 31, 2011 and December 31, 2010, as well as the percentage change of each component. The Company acquired 100% of shares of Vivo Participações S.A. amounting to R$31,222,630. See Note 1 and Note 4 to our consolidated financial statements. The Company’s consolidated financial statements include Vivo Participações S.A. and Vivo S.A. as of April 1, 2011. Vivo Participações S.A. and Vivo S.A. were included in the Company’s consolidated financial statements through the full consolidation method.

Because Vivo Participações S.A. and Vivo S.A. are included in our financial statements for only nine months in 2011, our results of operations in 2010 and 2009 are not fully comparable with our results of operations in 2011. We have also made certain changes to our accounting criteria and elected to apply these changes retroactively to part of our financial statements for the year 2010 to make them comparable to our 2011 financial statements. Implementation of these accounting changes did not create any difference for our results of operations or shareholders’ equity.

	Year ended December 31,		Percent change
	2011	2010	2011-2010
	(in millions of reais)
Net operating revenue	29,128.7	15,798.2	84.4%
Cost of services and goods	(14,728.2)	(8,844.8)	66.5%
Gross profit	14,400.5	6,953.4	107.1%
Operating expenses:
Selling	(7,259.7)	(2,964.6)	144.9%
General and administrative	(1,785.7)	(738.8)	141.7%
Other operating revenues, net	442.2	312.4	41.5%
Total operating expenses, net	(8,603.2)	(3,391.0)	153.7%
Equity in earnings (losses) of associates	–	2.9	(100.0)%
Operating income before financial expense, net	5,797.4	3,565.3	62.6%
Net financial expenses	(139.7)	(120.7)	15.7%
Net income before income and social contribution taxes	5,657.7	3,444.6	64.2%
Income and social contribution taxes	(1,295.5)	(1,045.8)	23.9%
Net income	4,362.2	2,398.8	81.8%
Net income attributable to:
Shareholders of company	4,355.3	2,398.8	81.6%
Noncontrolling interests	6.9	–	100.0%
Net income for year	4,362.2	2,398.8	81.8%

Net Operating Revenue

Net operating revenues increased by 84.4% to R$29,128.7 in 2011 from R$15,798.2 million in 2010. The increase in 2011 reflects the consolidation of R$13,728.1 million of net operating revenues attributable to Vivo and Vivo Participações for the months of April through December 2011. Our net operating revenues excluding Vivo and Vivo Participações decreased by 2.5% to R$15,400.6 million in 2011, from R$15,798.2 million in 2010, primarily due to the reduction in the traffic originated by fixed-line and to the lower fixed-voice customer base, partially offset by the increased international long-distance revenue in comparison to 2010.

Capital Expenditures (Capex)

In 2011, the Company invested R$5,401.5 million, including the consolidation of Vivo and Vivo Participações  for the months of April through December 2011, in projects that sustain its current annual results and position the Company for competitive environment in the medium term representing an increase of 121.2% compared to 2010. As a percentage over net operating revenues the ratio was from 15.5% in 2010 to 18.5% in 2011. A significant portion of resources was allocated to allow growth quality in our services. The investments in quality maintenance and expansion of our client base represented 67% of the total amount invested by us in 2011.

To meet the needs of an increasingly connected society, significant investments were made to support the strong growth of our data users, both fixed and mobile, or dedicated high speed services for our corporate clients. We are building the future of broadband by increasing the expansion of the optical fiber network in São Paulo. We are also investing in the expansion of the backbone for national data transmission to meet the increase in mobile data traffic throughout the country.

Results of Operations for the Year Ended December 31, 2011 Compared to the Year Ended December 31, 2010

Operating Revenue

Our gross operating revenue is presented net of discounts granted.

Our gross operating revenue increased 90.5% to  R$43,073.1 million in 2011 from R$22,609.0 million in 2010, impacted by the incorporation of Vivo Participações and Vivo S.A. which we consolidated as of April 1, 2011. Excluding the effect of such acquisition, which totaled R$20,349.8 million, gross operating revenue would be R$22,723.3 million, an increase of  0.5%, or  R$114.3 million, compared to 2010. The variations are explained as follows:

	Year ended December 31,		Percent change
	2011	2010	2011-2010
	(in millions of reais)
Telephony services	24,331.3	15,366.0	58.3
Data transmission and value added services	10,929.3	5,028.4	117.4
Interconnection charges	3,785.0	523.8	622.6
Pay TV	865.4	587.4	47.3
Sale of goods and equipment	2,135.2	166.5	1,182.4
Other services	1,026.9	936.9	9.6
Gross operating revenue	43,073.1	22,609.0	90.5
Value-added and other indirect taxes	(13,944.4)	(6,810.8)	104.7
Net operating revenues	29,128.7	15,798.2	84.4

Telephony service: Excluding the consolidation effect of Vivo Participações and Vivo in the amount of R$9,237.8 million, there was a decrease of R$272.5 million in the revenue, or 1.8%, explained by the reduction in the traffic originated by fixed-line services and to the lower fixed-voice customer base, that was partially offset by the increased international long-distance revenue in comparison to 2010. Fixed-line accesses in service reduced 2.7% in 2011 to 11.0 million from 11.3 million in 2010, due mainly to fixed to mobile substitution.

Data transmition and value added services: Excluding the consolidation effect of Vivo Participações and Vivo in the amount of R$5,421.0 million, the variation in 2011 totaled R$479.9 million, an increase of 9.5% compared to 2010. This growth is explained by a significant increase in the customer base for the data access services, mainly due to strong performance in the corporate segment.

Interconnection charges: Excluding the consolidation effect of Vivo Participações and Vivo in the amount of R$3,375.9 million, the variation in 2011 totaled R$409.1 million, which was a decrease of 21.9% in relation to 2010 This variation is mainly related to reduction in incoming traffic, given the concentration in selling efforts by the operators for stimulating the on-net mobile traffic.

Pay TV: Revenue from Pay TV in 2011 totaled R$865.4 million, an increase of 47.3% in the Pay TV’s gross revenue in relation to 2010. This variation is related to consolidation of TVA’s pay TV business results from the second quarter of 2011.

Sale of goods and equipment: Excluding the consolidation effect of Vivo Participações and Vivo in the amount of R$1,953.6 million, the variation in 2011 totaled R$181.6 million, an increase of 9.1% compared to 2010. Revenues from sales of wireless devices and accessories are reported before commissions and promotional discounts, and include value-added taxes. In general, the purpose of wireless device sales is to encourage growth in customers and traffic (and not necessarily to generate profits). Accordingly, we subsidize part of the costs of wireless devices for post-paid customers.

Others services: Excluding the consolidation effect of Vivo Participações and Vivo in the amount of R$31.4 million, the variation in 2011 was R$58.6 million, an increase of 6.3% compared to 2010. This growth is mainly explained by the increased revenues from the supply of integrated solutions to the corporate segment.

Cost of Services and Goods

The following table sets forth the components of our costs of services and goods sold for 2011 and 2010, as well as the percentage change from the previous year.

	Year ended December 31,		Percent change
	2011	2010	2011-2010
	(in millions of reais)
Cost of goods sold	(1,343.1)	(155.7)	762.6%
Depreciation and amortization	(3,582.6)	(1,687.4)	112.3%
Outside services, concession renewal fee and other	(2,616.0)	(1,963.0)	33.3%
Interconnection charges	(4,537.1)	(4,176.7)	8.6%
Rent, insurance, condominium fees, and leased lines	(910.5)	(364.3)	149.9%
Personnel	(380.1)	(257.4)	47.7%
Taxes	(1,358.8)	(240.3)	465.5%
Cost of services and goods	(14,728.2)	(8,844.8)	66.5%

Cost of services and goods increased by 66.5% to R$14,728.2 million in 2011 from R$8,844.8 million in 2010. The increase in 2011 reflects the consolidation of R$6,678.6 million of cost of services and goods attributable to Vivo and Vivo Participações for the months of April through December 2011. Our cost of services and goods excluding Vivo and Vivo Participações decreased 9.0% to R$8,049.6 million in 2011 from R$8,844.8 million in 2010. The variations are explained as follows:

Cost of goods sold: Cost of wireless devices and accessories increased by 762.6% to R$1,343.1 million in 2011, from R$155.7 million in 2010. The increase in 2011 reflects the consolidation of R$1,178.7 million of cost of goods sold attributable to Vivo and Vivo Participações for the months of April through December 2011. Our cost of goods sold excluding Vivo and Vivo Participações increased 5.6% to R$164.4 million in 2011 from R$155.7 million in 2010 and was mainly due to an increase in expenses related to maintenance of terminals to access the network and acquisition of other related goods, among others.

Depreciation and amortization: Depreciation and amortization expenses increased by 91.7% to R$3,234.6 million in 2011, from R$1,687.4 million in 2010. The increase in 2011 reflects the consolidation of R$1,290.0 million of depreciation and amortization attributable to Vivo and Vivo Participações for the months of April through December 2011. Our depreciation and amortization excluding Vivo and Vivo Participações increased 15.2% to R$1,944.6 million in 2011 from R$1,687.4 million in 2010 mainly due to expenses for higher investments in our network and amortization of licences on acquisition of Vivo.

Outside services, concession renewal fee and other: Cost of third-party services increased by 33.3% to R$2,616.0 million in 2011, from R$1,963.0 million in 2010. The increase in 2011 reflects the consolidation of R$527.5 million of outside services and other attributable to Vivo and Vivo Participações for the months of April through December 2011. Our outside services and other excluding Vivo and Vivo Participações increased 6.4% to R$2,088.5 million in 2011 from R$1,963.0 million in 2010 mainly due to network maintenance and purchase of TV content.

Interconnection charges: Interconnection charges increased by 8.6% to R$4,537.1 million in 2011, from R$4,176.7 million in 2010. The increase in 2011 reflects the consolidation of R$240.3 million of interconnection charges attributable to Vivo and Vivo Participações for the months of April through December 2011. Our interconnection charges excluding Vivo and Vivo Participações increased 2.9% to R$4,296.8 million in 2011 from R$4,176.7 million in 2010 mainly due to an increase in the use of the network for fixed-mobile traffic, among others.

Rent, insurance, condominium fees, and leased lines: Rent, insurance, condominium fees, and leased lines increased by 149.9% to R$910.5 million in 2011, from R$364.3 million in 2010. The increase in 2011 reflects the consolidation of R$488.7 million of rent, insurance, condominium fees, and leased lines attributable to Vivo and Vivo Participações for the months of April through December 2011. Our rent, insurance, condominium fees, and leased lines excluding Vivo and Vivo Participações increased 15.8% to R$421.8 million in 2011 from R$364.3 million in 2010 mainly due to greater expenses with service fees for use of towers and poles and insurance.

Personnel: Personnel expenses increased by 47.7% to R$380.1 million in 2011, from R$257.4 million in 2010. The increase in 2011 reflects the consolidation of R$109.0 million of personnel expenses attributable to Vivo and Vivo Participações for the months of April through December 2011. Our personnel expenses excluding Vivo and Vivo Participações increased 5.3% to R$271.1 million in 2011 from R$257.4 million in 2010 mainly due to the collective agreement in this period under which we provided a salary readjustment in September 2011 of approximately 5%.

Taxes: Taxes increased by 465.5% to R$1,358.8 million in 2011, from R$240.3 million in 2010. The increase in 2011 reflects the consolidation of R$1,070.1 million of taxes attributable to Vivo and Vivo Participações for the months of April through December 2011. Our taxes excluding Vivo and Vivo Participações increased 20.1% to R$288.7 million in 2011 from R$240,3 million in 2010 mainly due to expenses with the FUST and FUNTEL taxes, due to the growth in the number of new subscribers.

Operating Expenses

The following table sets forth the components of our operating expenses for each of the years ended December 31, 2011 and 2010, as well as the percentage change from the prior year.

	Year ended December 31,		Percent change
	2011	2010	2011-2010
	(in millions of reais)
Selling expenses	(7,259.7)	(2,964.6)	144.9
General and administrative expenses	(1,785.7)	(738.8)	141.7
Other net operating income	442.2	312.4	41.5
Total	(8,603.2)	(3,391.0)	153.7

Operating expenses increased by 153.7% to R$8,603.2 million in 2011, from R$3,391.0 million in 2010. The increase in 2011 reflects the consolidation of R$4,492.6 million of operating expenses attributable to Vivo and Vivo Participações for the months of April through December 2011. Our operating expenses excluding Vivo and Vivo Participações increased 21.2% to R$4,110.6 million in 2011 from R$3,391.0 million in 2010 mainly due to an increase in general and administrative expenses.

Selling expenses: Selling expenses increased by 144.9% to R$7,259.7 million in 2011, from R$2,964.6 million in 2010. The increase in 2011 reflects the consolidation of R$3,869.5 million of selling expenses attributable to Vivo and Vivo Participações for the months of April through December 2011. Our selling expenses excluding Vivo and Vivo Participações increased 14.4% to R$3,390.2 million in 2011 from R$2,964.6 million in 2010 mainly due to amortization of trademarks and client portfolio on acquisition of Vivo and an increase in personnel expenses resulting from the consolidation of TVA’s Pay TV business and expenses with third-party services, mainly with use of the brand and publicity and advertising.

General and administrative expenses: General and administrative expenses increased by 141.7% to R$1,785.7 million in 2011, from R$738.8 million in 2010. The increase in 2011 reflects the consolidation of R$1,051.5 million of general and administrative expenses attributable to Vivo and Vivo Participações for the months of April through December 2011. Our general and administrative expenses excluding Vivo and Vivo Participações generally remained stable, decreasing 0.6% to R$734.2 million in 2011 from R$738.8 million in 2010.

Other net operating income: The net amount of other operating income increased by 41.5% to R$442.2 million of other revenues in 2011, from R$312.4 million of other revenues in 2010. The increase in 2011 reflects the consolidation of R$428.4 million of other net operating income attributable to Vivo and Vivo Participações for the months of April through

December 2011. Our other net operating income excluding Vivo and Vivo Participações decreased 95.6% to R$13.8 million in 2011 from R$312.4 million in 2010 mainly due to an increase in amortization and other expenses.

Financial Result

For the year-end period ended on December 31, 2011, net financial expenses reached R$139.7 million, increasing by R$19.0 million or 15.7% when compared to the period ended December 31, 2010, mainly due to higher net debt.

Income and Social Contribution Taxes

We recorded expenses from income and social contribution taxes in the amount of R$1,295.5  million in 2011, an increase of 23.9% from an expense of R$1,045.8 million in 2010. The increase in 2011 was due to higher income before income and social contribution taxes. The effective rate of income tax and social contribution decreased to 22.9% in 2011 compared with 30.4% in 2010, mainly due to higher interest on shareholders’ equity payments made in 2011, which is deductible for income tax purposes.

Results of Operations for the Year Ended December 31, 2010 Compared to the Year Ended December 31, 2009

Operating Revenue

Our gross operating revenue is presented net of discounts granted.

Our gross operating revenue in 2010 totaled R$22,609.0 million, registering a decrease of 2.6% in relation to 2009. The components of our gross operating revenue are presented in the following table:

	Year ended December 31,		Percent Change
	2010	2009	2010-2009
	(in millions of reais, except percentages)
Gross Operating Revenue	22,609.0	23,212.5	(2.6)
Fixed Telephony	15,366.0	16,234.0	(5.3)
Local	10,356.8	11,129.0	(6.9)
Domestic long-distance	4,912.7	4,990.9	(1.6)
International Long-distance	96.5	114.1	(15.4)
Data Transmission	5,028.4	4,685.4	7.3
Interconnection	523.8	487.8	7.4
Pay TV	587.4	600.3	(2.2)
Others	1,103.4	1,205.0	(8.4)

(1)	Gross operating revenue, but net of discounts granted.

Fixed Telephony

Local: Revenue from local services reached R$10,356.8 million in 2010, a decrease of 6.9% in relation to R$11,129.0 million registered in 2009. The decrease is due to lower local fixed telephony revenue in 2010, explained by a decrease in VC1 fees and fixed-to-fixed traffic offset by the increase in the monthly fee revenue due to the positive net additions of 39,000 lines in service registered in the year, in addition to the tariff readjustment of most alternative plans as of August 2010. Also, the reduction in revenues from local services, despite the increase in fixed lines, is due to fixed to mobile substitution. In addition, the Company increased the offering of alternative service plans with lower costs, which are more suited to the profile of each client and reduce default rates.

Domestic long-distance: Revenue from domestic long-distance services in 2010 totaled R$4,912.7 million, an decrease of 1.6% in relation to R$4,990.9 million in 2009.  The decrease is due to a reduction of fixed incoming traffic, partially offset by higher mobile incoming traffic with the “15” use (indicating our selection code of operator) and by the tariff readjustment of 0.66%, effective from October 8, 2010.

International long-distance: Revenue from international long-distance services reached R$96.5 million in 2010, a decrease of 15.4% in comparison with R$114.1 million in 2009. This change is due to a decrease of traffic in the period.

Data Transmission

Data transmission revenue reached R$5,028.4 million in 2010, an increase of 7.3% when compared to R$4,685.4 million in 2009. This growth is justified by increased hiring and the actions of sales personnel and the Company’s commitment to quality, reflected in an increase in the customer satisfaction index and larger customer base. There were 680,401 net additions of broadband, the largest gain in our history. Additionally, data revenue in the corporate segment increased in 2010.

Interconnection Revenue

Interconnection revenue totaled R$523.8 million in 2010, an increase of 7.4% when compared to R$487.8 million in 2009. This change is due to higher mobile incoming traffic. Additionally, we recorded a tariff readjustment for local, domestic long-distance and interconnection services of 0.66%, effective as of October 8, 2010.

Pay TV

Pay TV revenue totaled R$587.4 million in 2010, representing a decrease of 2.2% in relation to R$600.3 million in 2009. This decrease is mainly related to the lower average customer base in 2010. However, the trend changed in the last quarter of 2010, with 21,000 net additions of new customers, due to the Company’s repositioning in relation to this product and the significant churn reduction in the period.

Others

Other revenue registered R$1,103.4 million in 2010, a decrease of 8.4% when compared to R$1,205.0 million 2009. This decrease occurred because of lower revenue from resale of goods and value added services, but was partially offset by a revenue increase due to us providing integrated solutions in the corporate segment.

Operating Expenses

Operating expenses totaled R$12,235.9 million in 2010, a decrease of 1.8% when compared to R$12,457.4 million in 2009. The following table sets forth the components of operating expenses:

	Year ended December 31,		Pecent change
	2010	2009	2010 - 2009
	(in millions of reais, except percentages)
Operating Expenses	(12,235.9)	(12,457.4)	(1.8)
Interconnection expenses	(4,519.0)	(4,236.0)	6.7
Personnel expenses	(988.6)	(793.9)	24.5
Outsourcing expenses	(4,096.9)	(3,657.9)	12.0
Bad debt provision	(386.3)	(564.6)	(31.6)
Taxes	(342.9)	(343.2)	(0.1)
Other operating revenue (expenses)	11.3	(356.3)	(103.2)
Depreciation and amortization	(1,913.5)	(2,505.5)	(23.6)

Interconnection Expenses

Interconnection expenses totaled R$4,519.0 million in 2010, an increase of 6.7% when compared to R$4,236.0 million in 2009. Such effect is mainly explained by higher expenses with total unbundled loops, an increase in mobile incoming traffic with the “15” use (indicating our selection code of operator) and Mobile Network Interconnection Fee (VUM) readjustment of 0.67% in February, 2010.

Personnel Expenses

Personnel expenses reached R$988.6 million in 2010, a growth of 24.5% in relation to R$793.9 million in 2009. This increase is mainly due to a reversal of labor contingencies in the second quarter of 2009 in the amount of R$159 million and to the non-recurring expenses related to personnel reorganization in the amount of R$74.8 million, accounted for in the fourth quarter of 2010.

Outsourcing Expenses

Outsourcing expenses reached R$4,096.9 million in 2010, an increase of 12.0% when compared to R$3,657.9 million in 2009. This increase is related to an increase of commercial expenses, mainly in customer service, as a result of our commitment to quality and customers satisfaction, a higher concentration of advertising campaigns in 2010, and higher expenses with regard to network maintenance.

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

Taxes

Taxes reached R$342.9 million in 2010, a decrease of 0.1% when compared to R$343.2 million in 2009. This variation is justified by the decrease in taxes due to services provided between us and our subsidiaries. This effect was partially offset by an increase in FUST and FUNTEL in the period.

Other Operating Revenue (Expenses)

Other operating revenues (expenses) reached R$11.3 million in 2010, mainly justified by the sale and assignment of the right of use of non strategic assets during 2010 in the total amount of R$320.6 million, partially offset by the cost of goods sold to the corporate segment.

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

Financial Result

For the year-end period ended on December 31, 2010, net financial expenses reached R$120.7 million, increasing by R$68.1 million or 36.0% when compared to the period ended December 31, 2009, mainly due to lower net debt. In relation to the last quarter of the previous year, the result was increased by R$19.2 or 37.1% due to the same effect.

Income and Social Contribution Taxes

We recorded expenses from income and social contribution taxes in the amount of R$1,045.8 million in 2010, an increase of 2.4% from an expense of R$1,021.0 million in 2009. The increase in 2010 was due to higher income before income and social contribution taxes.

B.	Liquidity and Capital Resources

General

We have funded our operations and capital expenditures mainly from operating cash flows and loans obtained from financial institutions. As of December 31, 2011, we had R$2.9 billion in cash and cash equivalents. Our principal cash requirements include:

•	the servicing of our indebtedness;

•	capital expenditures; and

•	the payment of dividends.

Sources of Funds

Our cash flow from operations was R$8.1 billion in 2011 compared to R$4.5 billion in 2010. The increase in cash flow from operating activities of 79.6% in 2011 compared to 2010 was due primarily to the consolidation of Vivo and Vivo Participações as of April 2011. When analyzing Telefônica Brasil excluding Vivo and Vivo Participações (the “Company”), a decrease of cash flow from operating activities of 23.5% to R$3.4 billion in 2011 from R$4.4 billion in 2010 is due to lower margins partly offset by a slight increase in revenues.

Uses of Funds

Our cash flow used in investing activities was R$2.0 billion in 2011 compared to R$1.7 billion in 2010. The increase in cash flow used in investing activities of 22.3% in 2011 compared to 2010 was primarily due to the consolidation of Vivo and Vivo Participações as of April 2011. When analyzing Telefônica Brasil excluding Vivo and Vivo Participações, the investing activities decreased to R$478.8 million in 2011 from R$1.7 billion in 2010 due mainly to dividends of R$1.0 billion received from Vivo Participações, before its merger with us.

Our cash flow used in financing activities was R$4.7 billion in 2011 compared to R$3.6 billion in 2010. The increase in cash flow used in financing activities of 31.6% in 2011 compared to 2010 was due primarily to a higher payment of dividends by Telefônica Brasil and Vivo Participações, partly offset by the loan obtained from BNDES.

Indebtedness

As of December 31, 2011, our total debt was as follows:

Debt	Currency	Annual interest rate payable	Maturity	Principal amount outstanding (in thousands of reais)
Loan and Financing BNDES	R$	TJLP + 1.48% to TJLP + 9.0%	2019	3,063.2
Loan and Financing BNDES	R$	4.5% to 5.5%	2020	155.0
Loan and Financing BNDES	UMBNDES	5.97%	2019	194.3
Loan and Financing BNB	R$	10.0%	2016	438.3
Working Capital Loan	R$	108.90% of the CDI	2012	91.6
Mediocredito	US$	1.75%	2014	14.0
EIB	US$	4.18% to 4.47%	2015	708.0
Resolução 4131	US$	4.10%	2013	282.2
Debentures	R$	106% to 112% of the CDI	2013	1,101.1
Debentures	R$	IPCA+ 0.5% to IPCA+7.0%	2021	155.3
Others	R$		2014	0.9

Debt	Currency	Annual interest rate payable	Maturity	Principal amount outstanding (in thousands of reais)

Total debt	6,204.0
Current	1,457.0
Long term	4,746.9

Interest and principal payments on our indebtedness as of December 31, 2011 due in 2012 and 2013 total R$1,457.0 million and R$1,798.1 million, respectively.

The agreements that govern the majority of our outstanding loans and financings contain certain standard restrictive covenants, which may provide for the acceleration of the full balance of our obligations in the event of any default. As of December 31, 2011, we were not in default of any of our obligations and therefore none of our liabilities were subject to acceleration.

Capital Expenditures and Payment of Dividends

Our principal capital requirements are for capital expenditures and payments of dividends to shareholders. Additions to property, plant and equipment totaled R$5.4 billion and R$2.4 billion for the years ended December 31, 2011 and 2010, respectively. Our capital expenditures for the year 2012 are expected to be similar to 2011. These expenditures relate primarily to the expansion of our network. We may seek financing for part of our capital expenditures and cash management assistance from the Brazilian government, in particular from BNDES, which is the main government financing agent in Brazil, as well as from the local or foreign capital markets or from local and foreign financial institutions. See “Item 4. Information on the Company—A. History and Development of the Company—Capital Expenditures.”

Pursuant to our bylaws and Brazilian Corporate Law, we are required to distribute a mandatory minimum dividend of 25% of “adjusted net income” (as defined below) in respect of each fiscal year, to the extent earnings are available for distribution. Holders of preferred shares are assured priority in the reimbursement of capital, without a premium, and are entitled to receive cash dividends that are 10% higher than those attributable to common shares.

Adjusted net income, as determined by Brazilian Corporate Law, is an amount equal to our net income adjusted to reflect allocations to or from (i) legal reserve, (ii) statutory reserve and (iii) a contingency reserve for anticipated losses, if any.

We may also make additional distributions to the extent that we have available profits and reserves to distribute. All of the above distributions may be made as dividends or as tax-deductible interest on shareholders’ equity. We paid dividends of R$5.4 billion, R$1.9 billion and R$1.5 billion in 2011, 2010 and 2009, respectively.

Our management expects to meet 2012 capital requirements primarily from cash provided from our operations. Net cash provided by operations was R$8.1 billion, and R$4.5 billion in 2011 and 2010, respectively.

Adjustments to net income for purposes of calculating the basis for dividends include allocations to various reserves that effectively reduce the amount available for the payment of dividends. For the fiscal year ended December 31, 2011, the Board of Directors Meeting held on February, 15 decided to submit to the shareholders meeting a proposal to pay dividends in the amount of R$1.9 billion, which, together with the interim dividend and interest on own capital payments made in 2011, would be more than sufficient to meet the minimum dividend required by Brazilian law. The proposal to pay dividends was approved by a General Shareholders Meeting held on April 11, 2012. See “Item 3. Key Information—D. Risk Factors—Risks Relating to the Preferred Shares and the ADSs—Holders of our preferred shares and our ADSs generally do not have voting rights” and “Item 10. Additional Information—B. Memorandum and Articles of Association—Voting Rights.”

New Accounting Pronouncement

Recently Adopted Standards

The consolidated financial statements were prepared and are being presented in accordance with the IFRS.

We adopted all the standards, revisions of standards and interpretations issued by IASB, which entered into force as of January 1, 2011 including:

IAS 24 (Revised) Related Party Disclosures

This revised standard introduces the following changes: (i) provides a partial exemption for government related entities, requiring disclosure of balances and transactions between them only if they are individually or collectively significant; and (ii) provides a new revised definition of a “related party.” The adoption of this standard did not impact the Company’s financial situation or results.

Changes to IAS 32 Financial Instruments Presentation

This change is intended to clarify that subscription right issues that allow the acquisition of a fixed number of own equity instruments at a fixed price will be classified as equity, irrespective of currency it is denominated and its exercise price, assuming that the issuance is made to all shareholders of a given class of shares or equity proportionate to the number of securities that they hold. The adoption of these changes did not impact the Company’s financial situation or results.

Improvements to International Financial Reporting Standards (IFRS) (May 2010)

This text introduces a series of improvements to IFRS in force mainly to eliminate inconsistencies and clarify the wording of some of these standards. These improvements did not impact the Company’s financial situation or results.

IFRS 3 Business Combinations

The measurement options available for noncontrolling interest (NCI) were amended. Only components of NCI that constitute a present ownership interest that entitles their holder to a proportionate share of the entity’s net assets in the event of liquidation should be measured at either fair value or at the present ownership instruments’ proportionate share of the acquiree’s identifiable net assets. All other components are to be measured at their acquisition date fair value.

The amendments to IFRS 3 are effective for annual periods beginning on or after July 1, 2011.

IFRIC 19 Extinguishing financial liabilities with equity instruments

This interpretation establishes that: (i) when the conditions of a financial obligation are renegotiated with a lender and such lender agrees to accept equity instruments from that company to settle that financial liability in full or in part the instruments issued will be considered as part of an installment paid to settle the financial liability; (ii) these instruments will be measured at their fair value, except when these cannot be reliably measured, in which case measurement of new instruments should reflect the fair value of the settled financial liability; and (iii) the difference between the book value of the cancelled financial liability and the initial amount of equity instruments issued is recorded in the income for the period. The adoption of criteria introduced by this new interpretation did not have any impact on the Company’s financial situation or results.

Changes to IFRIC 14 The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction

This change is applied in specific situations when an entity has an obligation to make minimum annual contributions in relation to its post-employment defined benefits plans and makes prepayments to cover these requirements. The change allows an entity to treat the economic benefits of such prepayment as an asset. The adoption of these criteria did not have an impact on the Company’s financial situation or results.

Recently Issued Standards

New IFRS standards and interpretations of the IFRIC (IFRS Interpretations Committee of the IASB) have been issued but their application was not mandatory.

Management of the Company and its subsidiaries has analyzed the impacts of these new pronouncements and interpretations and do not expect their adoption to cause a material impact on the yearly information of the Company and its subsidiaries.

Standards and Amendments to Standards		Application required: fiscal years beginning from
Amendments to IAS 1	Presentation of items of other comprehensive income	July 1, 2012
Amendments to IAS 12	Deferred tax: Recovery of underlying assets	January 1, 2012
IFRS 9	Financial instruments	January 1, 2015
IFRS 10	Consolidated Financial Statements	January 1, 2013
IFRS 11	Joint Arrangements	January 1, 2013
IFRS 12	Disclosure of Interests in Other Entities	January 1, 2013
IFRS 13	Fair Value Measurement	January 1, 2013
IAS 19 revised	Employee Benefits	January 1, 2013
IAS 27 revised	Consolidated and Separate Financial Statements	January 1, 2013
IAS 28 revised	Investments in Associates and jointly controlled companies	January 1, 2013
Amendments to IFRS 7	Disclosure–transfers of financial assets	July 1, 2011
Amendments to IFRS 7	Disclosure–offsetting of financial assets and financial liabilities	January 1, 2013
Amendments to IAS 32	Offsetting Financial Assets and Financial Liabilities	January 1, 2014

The Company is currently analyzing the impact of the application of these standards, amendments and interpretations. Based on preliminary analysis to date the Company estimates that their application will not have a significant impact on the consolidated financial statements of the Company. Notwithstanding this, changes introduced by IFRS 9 will affect the presentation of financial assets and transactions with those occurring as of January 1, 2015.

C. Research and Development, Patents and Licenses

Research and Development

Telefônica Brasil operates in a fast-paced, dynamic and convergent industry, which demands that its products and services be continuously revamped to keep up with growth expectations. Accordingly, since 2005, the Company created a new Strategic Innovation Unit that aims to develop new products and services to be tested or launched by the Company in the near future.

Also, to keep pace with constant innovation, Telefônica Brasil created a business incubator that helps the organization to easily handle emerging business opportunities of large sizes or risks that otherwise would be difficult to manage in the context of current business units. In 2011, R$1.3 million were invested in innovation.

The table below presents the Telefônica Brasil investments in development, update and modernization of systems to support the launch of new products, improve the external plant inventory quality and take advantage of the new rules for technology businesses. Seeking to continually improve and modernize its services, the Company partnered with partners specialized in R&D such as the CPqD and Telefônica Pesquisa e Desenvolvimento (TPD). In 2011, R$44.6 million was invested in development.

R&D investments	2011	2010	2009
	(in millions of reais)
Development	44.6	12.5	11.0
Innovation (business incubator and tests)	1.3	6.8	4.1
Total	45.9	19.3	15.1

The partnership between Telefônica Brasil and CPqD allows Telefônica Brasil to keep informed of technical research services, development of new features in current systems, and services in the areas of consulting and training. Telefônica Brasil can benefit from the use of a specific tool that monitors and manages data of cables, optical fiber and the level of use of its external network.

The partnership between Telefônica Brasil and TPD allows the organization to transfer to an automatic model of management of the planning and operation network focused on performance.

Vivo maintains partnerships with the Universidade Federal do Rio Grande do Sul (UFRGS). Such partnerships permit Vivo to have laboratories at the universities, which conduct research and development of new technologies, and which support and push innovative processes. Vivo also solidified a partnership at the end of 2004 with the Centro de Pesquisas e Desenvolvimento em Campinas—São Paulo (CPqD), to assess and study new technologies. Vivo also relies on the research and development of our third-party suppliers.

Patents and Licenses

Our principal intellectual property assets include:

•	permission to use the trademark name “Telefônica” and all names derived from “Telefônica”;

•	our name “Telefônica Brasil S.A.”;

•
our commercial brands, “Super 15” for long-distance services and “Speedy” for broadband products, “Telefónica TV Digital” for pay television service, “DUO” for telephone and broadband service and “TRIO” for telephone, broadband and Digital TV service, and

•	our commercial brands for mobile services rendered by Vivo, such as, “Vivo,” “ Meu Vivo,” “Vivo Empresas,” “Vivo Celular,” among others.

D.	Trend Information

In 2012, we are expecting a favorable scenario from the Brazilian economy with an expansion concentrated in the middle class. The raise in consumption is going to increase the demand for telecom services, including Voice, Data and Pay TV, making the competition more aggressive. Companies are integrating mobile and fixed operations to offer complete and integrated services to meet the consumer needs. Data services (mobile and fixed) will still be relevant in the next years, mainly because of the growth in smartphone penetration and the increasing demand for data traffic, driven by OTT services, already present in the Brazilian market (Sky Online, Netflix, Net Now). We expect that we will maintain our leadership in the mobile segment, even with a player challenging our leadership in the pre paid market. For the fixed operation, we expect to grow in the ultra-broadband and in the Pay TV market. We will strive to maintain quality, always providing excellent services to our clients.

E.	Off-balance-Sheet Arrangements

None.

F.	Tabular Disclosure of Contractual Obligations

Our contractual obligations and commercial commitments as of December 31, 2011 are as follows:

	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(In thousands of reais, as of December 31, 2011)
Contractual obligations
Long-term debt (1)	6,203,959	1,457,037	2,894,298	1,189,987	662,637
Pension and other post retirement benefits	308,893	5,406	48,743	48,743	206,001
Other long-term obligations including leases	8,749,794	1,227,224	2,495,447	2,959,148	2,067,975

	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(In thousands of reais, as of December 31, 2011)
Total contractual cash obligations	15,262,646	2,689,667	5,438,488	4,197,878	2,936,613
Commercial commitments
Suppliers	6,081,611	6,081,611	–	–	–
Other commercial commitments	–	–	–	–	–
Total commercial commitments	6,081,611	6,081,611	–	–	–
(1)	Includes interest payments.

Long-Term Debt - Principal

Amount
Year ending December 31,	(in thousands of reais, as of December 31, 2011)
2013	1,798,058
2014	1,096,240
2015	916,949
2016	273,038
2017	220,109
2018 and forward	442,528
Total	4,746,922

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

We are managed by a Board of Directors (Conselho de Administração) and an Executive Committee (Diretoria).

Board of Directors

Our Board of Directors comprises a minimum of five and a maximum of 17 members, all shareholders, serving for a term of three years. The following is a list of the current members of the Board of Directors, their respective positions and dates of their election.

Name	Position	Date of Appointment
Antonio Carlos Valente da Silva	Chairman	April 07, 2010
Santiago Fernández Valbuena	Vice-Chairman	November 7, 2011(**)
Antonio Gonçalves Oliveira	Director	November 7, 2011(**)
Eduardo Navarro de Carvalho	Director	November 7, 2011 (**)
Fernando Abril-Martorell Hernández	Director	April 7, 2010
Fernando Xavier Ferreira	Director	April 7, 2010
Francisco Javier de Paz Mancho	Director	April 7, 2010
Iñaki Urdangarin	Director	April 7, 2010
José Fernando de Almansa Moreno-Barreda	Director	April 7, 2010
José Manuel Fernandez Norniella	Director	May 19, 2010 (*)
Luciano Carvalho Ventura	Director	April 7, 2010
Luis Bastida Ibarguen	Director	April 7, 2010
Luis Fernando Furlan	Director	April 7, 2010
Narcís Serra Serra	Director	April 7, 2010
Paulo César Pereira Teixeira	Director	November 7, 2011 (**)
Roberto Oliveira de Lima	Director	November 7, 2011 (**)

(*)	The members of the Board of Directors have the mandate until the ordinary general meeting of 2013.

(*)
The Board member José Manuel Fernandez Norniella was appointed by the Board of Directors in May 19, 2010, as provided by Article 150 of Law 6,404/76, replacing Mr. Juan Carlos Ros Brugueras. His election was ratified at the General Shareholders’ Meeting of August 12, 2010.

(**)
The Board members Santiago Fernández Valbuena, Antonio Gonçalves Oliveira, Eduardo Navarro de Carvalho, Paulo César Pereira Teixeira and Roberto Oliveira de Lima were appointed by the Board of Directors at a meeting dated November 07, 2011, as provided by Article 150 of Law 6,404/76.

Set forth below are brief biographies of our directors:

Antonio Carlos Valente da Silva is 59 years old and acts as President of the Board of Directors and serves as Chief Executive Officer. He is the Chief Executive Officer of Vivo, A. TELECOM S.A., Telefônica Data S.A., Telefônica Sistema de Televisão S.A. and AJato Telecomunicação Ltda. He is also President of the Board of Trustees of Fundação Telefônica, Chief Executive Officer of Instituto Vivo, SP Telecomunicações Participações Ltda., Chairman of the Board of Directors of Telefônica Factoring do Brasil Ltda., member of the Control Committee of Media Networks Brasil Soluções Digitais Ltda., Telefônica Serviços Audiovisuais do Brasil Ltda. and Telefônica Serviços Empresariais do Brasil Ltda. He was the Chief Executive Officer of Vivo Participações S.A. from May 10, 2011 to October 3, 2011 (when it was merged into the Company). Since April 2011, Mr. Valente is the President of the Cámara Oficial Española de Comercio in Brazil. In addition, Mr. Valente was the First Vice President of the Association of Private Enterprises of Public Services (ADEPSEP) and is a Director of the Official Chamber of Commerce of Spain in Perú (COCEP). He was President of “AHCIET – Asociación Iberoamericana de Centros de Investigación y Empresas de Telecomunicaciones from 2007 to 2011. Since July 2008, he has been President of “Telebrasil” (Associação Brasileira de Telecomunicações). He is also a Board Member of CPQD (Centro de Pesquisas e Desenvolvimento), a member of the Strategic Comitee of “FIESP” (Federação das Indústrias do Estado de São Paulo), the Vice President of “ABDIB” (Associação Brasileira da Industria de Base), a member of the “CDES” (Conselho de Desenvolvimento Econômico e Social da Presidência da República) and President of “FEBRATEL”(Federação Brasileira de Telecomunicações). Mr. Valente served as Chief Executive Officer of Telefónica del Perú S.A.A, Telefónica Móviles S.A., Telefónica Móviles Perú Holding S.A.C., Telefónica Perú Holding S.A.C and of Telefónica Multimedia S.A.C and was president of the Board of Directors. Before his appointment as Chief Executive Officer of Telefónica del Perú, Mr. Valente was responsible for the regulation of the Telefónica Group for Latin America. From 2002 to 2003, Mr. Valente acted as Vice President of the National Agency of Telecommunications (ANATEL) of Brazil and presided over the Latin American Telecommunications Regulators Forum (Regulatel) institute, which unites nineteen Latin American countries and the Caribbean. Mr. Valente is an Electrical Engineer, with vast experience in business development and telecommunications regulation and obtained a postgraduate degree in Business and Administration, with a specialization in Systems and Business Management including Entrepreneurial Strategy, from MIT/Sloan School of Management. Mr. Valente has taught and published numerous articles regarding regulation and telecommunications in Brazilian and international magazines.

Santiago Fernández Valbuena is 53 years old and acts as Vice-Chairman of the Board of Directors. President of Telefónica Internacional, S.A. In 2010, he acted as Finance, Strategy and Development Officer of the Company. From 2005 to 2010, he was Finance and Corporate Development Officer. He was a Board Member of Portugal Telecom and Endemol Holding (Netherlands). Since 2008, he is President of the Control and Audit Committee and Board Member of Ferrovial. From 2006 to 2008, he was a Board Member of Gecina. From 1999 to 2007, he was Vice President of Metrovacesa, S.A.

Antonio Gonçalves Oliveira is 67 years old and is a member of our Board of Directors and Control and Audit Committee. Mr. Oliveira was a member of the Board of Directors of Vivo Participações S.A. since March 2001 and Control and Audit Committee since July 2005. Mr. Oliveira was also a member of the Board of Directors of TELESP Celular S.A. and Board of Directors and Control and Audit Committee of Tele Sudeste Celular Participações S.A., Telemig Celular Participações S.A, Telemig Celular S.A., Tele Leste Celular Participações S.A., Tele Centro Oeste Celular Participações S.A. and Celular CRT Participações S.A., until these companies ceased to exist. Mr. Oliveira was the chairman of the Fiscal Council of Bahia’s Electricity Company (Companhia de Eletricidade da Bahia), or COELBA, from April 2006 to April 2008, chairman of the Association of Friends of the

Museum of Contemporary Art of USP (Associação de Amigos do Museu de Arte Contemporânea da USP), or AAMAC, from 2006 to 2010 and a member of the Council of Representatives of the Federation of Industries of São Paulo (Federação das Indústrias do Estado de São Paulo), or FIESP. Mr. Goncalves de Oliveira is a member of the Advisory Board of The Welfare Fund for Employees of Banco do Brasil (Caixa de Previdência dos Funcionários do Banco do Brasil), or PREVI, since 2008 and was a member of the Council of Social and Economic Development of the Brazilian government and the Working Group for Small and Medium Enterprises also sponsored by the Brazilian government. He was leader of ADEBIM (Associação de Empresas Brasileiras para a Integração de Mercados), member of the Steering Committee and Management of the Banco do Povo de Estado de São Paulo and Chairman of the Deliberative Board of the Association of Brazilian Companies for Market Integration (Associação Nacional dos Funcionários do Banco do Brasil), or ANABB, for six years. From 1991 to 1995, Mr. Oliveira served as director of the Latin American Association of Sociology and also in the 1990s, was the executive coordinator of the National Movement of Micro and Small Enterprise (Movimento Nacional da Micro e Pequena Empresa), or MONAMPE. He was a member of the Fiscal Council of Iguatemi Shopping Center S.A. from 2007 to 2008 and Melpaper S.A. from 2009 to 2010. Mr. Gonçalves is currently a member of the Fiscal Council of Klabin S.A. Mr. Gonçalves holds a degree in Social Sciences, a masters degree in Communication Sciences and a post-graduate degree in Sociology of Organizations from the University of São Paulo (Universidade de São Paulo) in Brazil. He also holds a specialist title in Human Resources from Fundação Getulio Vargas in São Paulo. Mr. Oliveira is certified by the Brazilian Institute of Corporate Governance (Instituto Brasileiro de Governança Corporativa), or IBGC, as a fiscal board and board of directors member.

Eduardo Navarro de Carvalho is 49 years old and is a member of our Board of Directors. Is Director of Strategy and Alliances in Telefónica, S.A. He joined Telefónica in 1999, and since then has been responsible for Strategy and Regulatory Affairs for Telefónica Latino America from 2005 to 2009, and for Telefónica Brazil from 1999 to 2004. Previously, he worked for five years as a Consultant in Mckinsey & Company, focused on Infrastructure and Telecommunications Projects in several countries and also worked as Steel Works Manager in the Group ARBED in Brazil. He is a graduate in Metallurgical Engineering from the Federal University of Minas Gerais, Brazil.

Fernando Abril-Martorell Hernández is 49 years old and serves on our Board of Directors. He is Deputy CEO and CFO” at Prisa, is a member of the Board of Directors of ENCE (the Spanish pulp producer). From 1987 to 1997, Mr. Abril-Martorell Hernández performed several functions at JP Morgan, in New York, London and Madrid, including treasury department manager and member of the managing committee. Mr. Abril-Martorell Hernández joined the Telefónica group in January of 1997, as corporate finance general manager, having represented the group’s interests in the Brazilian telecommunications industry privatization process. From December 1998 to June 2000, he served as chief executive officer and chief financial officer of Telefónica Publicidade e Información (TPI). He was COO and a member of the Board of Directors of the Telefónica Group from August 2000 to September 2003. In 2005, he joined Credit Suisse Group in Spain as Managing Director and Chief Executive Officer. Mr. Abril-Martorell Hernández holds a degree in law and business sciences from ICAI-ICADE (Instituto de Postgrado y Formación Continua), Spain.

Fernando Xavier Ferreira is 63 years old and acts as a member of our Board of Directors. Mr. Ferreira served as our chief executive officer and of SP Telecomunicações Holding Ltda. He was president of the Supervisory Board of Brasilcel N.V., president of the Boards of Directors of Vivo Participações S.A., and Fundação Telefónica. He was a member of the Board of Directors of Telefónica Internacional S.A. Mr. Ferreira has served as president of Telecomunicações Brasileiras S.A.–Telebrás, executive secretary in the Brazilian Ministry of Communications, chairman of the Board of Directors of Embratel S.A., president of Nortel do Brasil S.A., Brazilian General Director of Itaipu Binacional, president of Telecomunicações do Paraná S.A.–Telepar and as member of ANATEL’s consulting committee and member of the Board of Directors of Empresa Brasileira de Correios e Telégrafos–ECT and Portugal Telecom. He holds a degree in electrical engineering from Faculdade de Engenharia Elétrica da Universidade Católica do Rio de Janeiro, the Electric Engineering Faculty of the Catholic University of Rio de Janeiro, Brazil, which he received in 1971. He attended a business administration course at Western Ontario University, Canada, in 1982.

Francisco Javier de Paz Mancho is 53 years old and serves as a member of our Board of Directors. Currently Mr. Mancho is the Chief Executive Officer of Atento Inversiones y Teleservicios, S.A.U., and a member of the Board of Directors of Telefónica de Argentina, S.A. Since July 2006 he has been a member of the Executive

Committee of the Superior Board of Councils. From June 2004 until December 2007, he was the President of Mercasa. He was Counselor deputy to the President and Director of the Strategic Corporate area of Panrico Donuts Group (1996–2004), General Director of the Ministry of Commerce and Tourism (1993–1996), General Secretary of Unión de Consumidores de España (UCE). Delegate Counselor of Ciudadano magazine (1990–1993), General Secretary of Juventudes Socialistas and executive member of PSOE (1984–1993). Also, he has acted in the following capacities: counsel of Túnel del Cadí (2004–2006), President of Patronal Pan and Bollería Marca (COE) (2003–2004), counsel of Mutua de Accidents of Zaragoza (MAZ) (1998–2004), counsel of Panrico Group (1998–2004), President of Observatorio de la Distribuicion Comercial del Ministerio de Comercio y Turismo (1994–1996), Member of the Social and Economic Council and Permanent Commission (1991–1993 and 1996–2000) and counsel of Tabacalera, S.A. (1993–1996). Mr. Mancho holds degrees in Information and Publicity and a degree in law studies from the Executive Management Program of IESE (Universidad de Navarra).

Iñaki Urdangarín is 44 years old and serves as a member of our Board of Directors. He has been assigned to Washington, D.C. as Telefónica Internacional USA Chairman, to reinforce the institutional presence of Telefónica in North, Central and South America and to facilitate dialogue between Telefónica and interest groups such as regulators, industry and society, within the United States, Europe and Latin America. He has previously been President of the Commission for Public Affairs for the Board of Telefónica Latin America and he has managed numerous projects connected to corporate social responsibility both in Europe and Latin America. Sustainable development and social integration have been areas of priority in which Mr. Urdangarín has focused his professional activity for Telefónica. In the sector of telecommunications operating in Europe, Latin America and Asia. Mr. Urdangarín is a graduate in Business Administration from ESADE, where he also gave classes in Business Policy, and has a Master’s degree and diploma in Business Science from Barcelona University. He has done investigation into and published on, sponsorship, corporate social responsibility and regional economic development. He was an elite sportsman, winning two Olympic medals in handball in 1996 and 2000 and amassing numerous sporting distinctions, as well as earning the affection of the sporting public from all over Europe.

José Fernando de Almansa Moreno-Barreda is 63 years old and is a member of our Board of Directors. He is a member of the Board of Directors of Telefónica and President of the Board’s International Affairs Committee. He is also a member of the Board of Directors of Telefónica de Peru S.A., Telefónica de Argentina S.A., Telefónica Latinoamérica S.A., Telefónica Moviles México S.A. de CV, and BBVA Bancomer Mexico. Mr. Almansa joined the Spanish Diplomatic Corps in 1974 and served from 1976 to 1992 as Embassy Secretary of the Spanish Embassy in Brussels, Cultural Counselor of the Spanish Representation to Mexico; Chief Director for Eastern European Affairs and Atlantic Affairs Director in the Spanish Foreign Affairs Ministry; Press and Political Counselor to the Spanish Permanent Representation to the North Atlantic Council in Brussels; Minister-Counsellor of the Spanish Embassy in the Soviet Union; General Director of the National Commission for the 5th Centennial of the Discovery of the Americas and Deputy General Director for Eastern Europe Affairs in the Spanish Foreign Affairs Ministry. In January 1993, Mr. Almansa was appointed Chief of the Royal Household by His Majesty King Juan Carlos I. He held this post until December 2002 and is currently Personal Adviser to His Majesty King Juan Carlos I. Mr. Almansa holds a law degree from the Universidad de Deusto, Bilbao, Spain. He is a sponsor, among other affiliations, of the Foundations Reina Sofia, Conde de Barcelona, Diputación de San Andrés de los Flamencos - Carlos de Amberes Foundation, Padre Arrupe–Activa, Principe de Asturias and Euroamérica.

José Manuel Fernandez Norniella is 66 years old and he is a member of our Board of Directors. Mr. Norniella held executive positions from 1972 to 1981 at Electromecanique, Alfa Laval and Blackstone SW.G. From 1981 to 1985 he was Risk and Provisions Officer and Asea Brown Boveri S.A., from 1985 to 1993 he was Media and Provisions Officer, Real Estate Officer, Turbochargers Officer and Chief Administrative Officer of Asea Brown Boveri S.A. Mr. Noriella was a Board member at RTVE, Argentaria, Enagas, Endesa, Telvent, Campos Chilenos, Iansa, Vice President of Chilectra (Chile) and member of the Advisory Committee of Abengoa and Accenture. He was elected a Congressman for Madrid in 1993, and was also State Secretary of Commence, Tourism and Small and Medium Enterprises, and represented Spain as an Adjunct Officer before the World Bank, International Development Bank and European Development Bank. Between 1998 and 2005, he was President of the superior Council of Commerce Chambers of Spain and member of the International Commerce Chamber. From 1998 to 2000, Mr. Norniella was Executive Vice President of Aldeasa and Executive President of Ebro Puleva from 2000 to 2005. He is currently Honorary President of Ebro Puleva, board member of Mapfre America and Telefônica Brasil S.A. He was External Counsel to Iberia since 2003 until its merger with BA, being currently an External Counsel to

IAG. Mr. Noriella is also Vice President of the Board of Caja Madrid, of BFA and Executive Board Member of Bankia S.A. Mr. Noriella holds a degree in electrical engineering from Universidad Politecnica de Madrid and has a diploma in Logistics and Risks. He also received the distinction of La Gran Cruz de Isabel la Catolica (Spain), Knight of the Bernardo O’Giggins Order (Chile), the Verdienstkreus mit stern (Germany) and the Order to Civil Merit (Poland).

Luciano Carvalho Ventura is 64 years old. He is a member of our Board of Directors and is the officer responsible for LCV Governança Corporativa. He serves as amember of the Board of Directors of the Jose Alves Group, of the Grupo Itapemirim and of the Lojas Salfer. Since 1980, he has been dedicated to corporate governance consulting and serving as an indepedent member of corporate boards. He is a founding member of the Instituto Brasileiro de Governança Corporativa–IBGC–Brasil (Brazilian Corporate Governance Institute) and he was a member of its Board of Directors . He was a member of the International Corporate Governance Network – England. He is professor of the course for formation of directors of the Brazilian Corporate Governance Institute and a speaker at various masters courses and seminars. He holds an MBA from Escola de Administração de Empresas de São Paulo–Fundação Getúlio Vargas, a post-graduate degree in finance from Escola de Administração de Empresas de São Paulo da Fundação Getúlio Vargas, a degree in business management from Escola de Administração de Empresas da Universidade Federal de Pernambuco, and a degree in economics from Faculdade de Ciências Econômicas da Universidade Federal de Pernambuco.

Luis Bastida Ibarguen is 66 years old and is a member of our Board of Directors. Since 2002, he has acted as an independent consultant, author and lecturer on business economics and serves as director for different companies and foundations. During 2000 and 2001, he was Managing-Director of Banco Bilbao Viscaya Argentaria, where he was a member of the Steering Committee and head of the Global Asset Management Division. Mr. Ibarguen began working at Banco Bilbao Viscaya Argentaria in 1998. In the period from 1994 to 2000, he was Chief Financial Officer (CFO), reporting directly to the Chairman. From 1976 to 1987, he worked at Banco Bilbao, where he had different responsibilities, mainly in areas related to finance. From 1970 to 1976, he worked for General Electric in New York and Spain. At General Electric, he was a member of the Finance Management Program and the International Management Program and worked in various capacities in the Finance and Strategic Planning Functions. He holds degrees in Business at the E.S.T.E. University in San Sebastián–Spain and holds an MBA from Columbia University in New York.

Luiz Fernando Furlan is 65 years old and is a member of the Boards of Directors of Telefônica Brasil S.A. (Brasil), Telefónica S.A (Spain), Telefónica Digital (UK), AMIL Participações S.A. (Brasil), BRF–Brasil Foods S.A. (Brasil), AGCO Corporation (USA), as well as a member of the advisory board of Panasonic (Japan), Wal-Mart (USA) and Telefónica Internacional (Spain). Previously, he was Co-Chairman of the board of BRF Brasil Foods S.A. from 2009 to 2010, as well as a member of the board of Redecard S.A. from 2007 to 2010. He has held numerous executive positions from 1976 to 2002 at Sadia S.A., a leading producer of frozen foods in Brazil, including Chairman of its Board of Directors in 2009. He served two terms as Minister of Development, Industry and Foreign Trade of Brazil from 2003 to 2007. He holds a degree in Chemical Engineering from FEI (Industrial Engineering Faculty) and in Business Administration from University of Santana – São Paulo, with extension and specialization courses in Brazil and abroad.

Narcís Serra Serra is 68 years old and serves as a member of our Board of Directors. From 1991 to 1995, he was Vice President of the Government of Spain, and from 1982 to 1991, served as Minister of Defense. From 1979 to 1982, he was the Mayor of Barcelona. Mr. Serra holds a doctorate in economics from the Universidad Autónoma de Barcelona and is President of CIDOB Foundation and Barcelona Institute for International Studies (IBEI).

Paulo César Pereira Teixeira is 54 years old and is a member of our Board of Directors and General and Executive Officer of Telefônica Brasil S.A., Vivo S.A., A. TELECOM S.A., Telefônica Data S.A., Telefônica Sistema de Televisão S.A. and AJato Telecomunicação Ltda. He is also a member of the Board of Trustees of Fundação Telefônica. He was Chief Executive Officer of Vivo Participações S.A. from September 13, 2011 to October 3, 2011 (when it was merged into the Company). He began his career in the telecommunications industry in 1985, as a member of CRT’s Directive Council. At Vivo, he was responsible for the Individual and Residential Market business unit, involved in customer relations, mobile marketing, fixed marketing, planning and commercial and regional management. From 2003 to 2011, he was the Executive Vice President of Operations at Vivo. From 1997 to 2003, he acted as Vice President of Operations for Telefônica Celular, Vice President and Enterprise Officer of the Telebrás System, board member of Tele Sudente, Tele Leste and CRT, president of the Brazilian Roaming Association (ABR) and National Association of Cellular Providers (ACEL). Mr. Teixeira holds an electrical engineering degree from Universidade Católica de Pelotas, Brazil. He attended a New Telecommunications Techniques course at Ecole Nationale Superieure Des Telecommunications, France, in 1992.

Roberto Oliveira de Lima is 60 years old and serves as a member of our Board Of Directors. Mr. Lima is also a member of the Board of Directors of Edenred SARL, based in Paris, France. He was the Chief Executive Officer of Vivo Participações S.A. and Vivo S.A. and Officer of TBS Celular Participações Ltda., Ptelecom Brasil S.A. and Portelcom Participações S.A. until May, 2011, all subsidiaries of Brasilcel N.V.; he was also Chief Executive Officer of Instituto Vivo. Mr. Lima was Executive Vice President of Marketing and Innovation and Vice President of IT and Products and Services Engineering of the following companies: Vivo Participações S.A. and Vivo S.A., Tele Centro Oeste Celular Participações S.A., Telerj, Telest, Telebahia, Telergipe, Celular CRT S.A., TELESP Celular, Global Telecom, Telegoiás, Telemat, Telems, Teleacre, Teleron, NBT and TCO IP S.A. He was also Chief Executive Officer of Tele Sudeste Celular Participações S.A., Tele Leste Celular Participações S.A. and Celular CRT Participações S.A. until 2006 and Telemig Celular Participações S.A. until November, 2009. He was an Officer of Telemig Celular Participações S.A., Avista Participações Ltda., Tagilo Participações Ltda., Sudestecel Participações Ltda. and Vivo Brasil Comunicações Ltda. until November, 2009. He was Chairman of the Board of Directors of Grupo Credicard from 1999 to 2005 and Chief Executive Officer of Banco Credicard S.A. from 2002 to 2005. Mr. Lima also held executive positions at Accor Brasil S.A., Rhodia Rhone Poulec S.A. and Saint Gobain S.A. He holds a degree in business administration and an MBA from Fundação Getúlio Vargas, Brazil. He holds a masters degree in Finance and Strategic Planning from the Institute Superieur des Affaires, Jouy en Josas, France.

Executive Committee

The executive committee consists of at least five and no more than fifteen members, who may or may not be our shareholders, all of them appointed by our Board of Directors for a period of three years and who may remain in office until reappointed or replaced. Any of our executive officers may be removed at any time by a decision of the Board of Directors.

The following are the current members of the executive committee, their respective positions and the date of their appointment.

Name	Position	Date of Appointment
Antonio Carlos Valente da Silva	Chief Executive Officer	May 19, 2010
Gilmar Roberto Pereira Camurra	Chief Financial Officer and Investor Relations Officer	May 19, 2010
Paulo César Pereira Teixeira	General and Executive Officer	September 13, 2011
Breno Rodrigo Pacheco de Oliveira	General Secretary and Legal Officer	June 14, 2011
Cristiane Barretto Sales	Comptroller	June 14,2011

Set forth below are brief biographies of our executive officers:

Gilmar Roberto Pereira Camurra is 56 years old and serves as Chief Financial Officer and Investor Relations Officer (CFO). He has 29 years of working experience in the financial system. He served for a year as member of the executive board of Grupo Paranapanema (tin exporter). Among his experiences in the banking system, he was Vice President of Citibank N.A., performing various activities for 18 years with a focus on the international and treasury areas; founding partner of Banco ABC Roma, performing activities relating to treasury, international and controlling areas; and executive officer of BCN-Barclays, performing activities relating to treasury, asset management and corporate finance in the last three years before the transfer to the Telefónica Group and served as foreign exchange director and deputy treasurer for HSBC Bank. He has been Chief Financial Officer of Telefónica Group in Brazil since November 1999 and from Vivo since May 2011. He also serves as member of the decision-making body of Fundação Sistel, President of the decision-making body of Visão Prev Sociedade de Previdência Complementar, and Vice President of the Board of Directors of Telefónica Factoring do Brasil Ltda. He is the Financial Officer of Vivo, A. TELECOM S.A., Telefônica Data S.A., Telefônica Sistema de Televisão S.A. and AJato Telecomunicação Ltda. He is also Vice President of SP Telecomunicações Participações Ltda., member of the Board of Directors Telefônica Corretora de Seguros Ltda., member of the Control Committee of Media Networks Brasil Soluções Digitais Ltda., Telefônica Serviços Audiovisuais do Brasil Ltda. and Telefônica Serviços

Empresariais do Brasil Ltda. He was Finance and Investor Relations Officer from May 10, 2011 to October 3, 2011 of Vivo Participações S.A. (until it was merged into the Company). He holds a business administration and accounting science degree with a specialization course in finance from the University of California, Berkeley.

Breno Rodrigo Pereira Teixeira is 36 years old. Mr. Teixeira is Corporate Secretary and Legal Officer of Telefônica Brasil S.A., Vivo, A. TELECOM S.A., Telefônica Data S.A., Telefônica Sistema de Televisão S.A. and AJato Telecomunicação Ltda. He is also a member of the Deliberative Council of Visão Prev Sociedade de Previdência Complementar and Officer of SP Telecomunicações Participações Ltda. and Instituto Vivo. Mr. Teixeira is also Corporate Secretary of the Board of Directors of Telefônica Factoring do Brasil Ltda., member of the Board of Directors of Telefônica Corretora de Seguros Ltda., member of the Control Committee of Media Networks Brasil Soluções Digitais Ltda., Telefônica Serviços Audiovisuais do Brasil Ltda., Telefônica Serviços Empresariais do Brasil Ltda. and Telefônica Engenharia de Segurança do Brasil Ltda. He was Corporate Secretary and Legal Officer from February 3, 2011 to October 3, 2011 of Vivo Participações S.A.(when it was merged into the Company) and of Vivo from April, 2005 to February, 2011. He holds a law degree from Universidade do Vale do Rio dos Sinos – UNISINOS, Brazil.

Cristiane Barretto Sales is 43 years old and is the Comptroller of Telefônica Brasil S.A., Vivo, A. TELECOM S.A., Telefônica Data S.A., Telefônica Sistema de Televisão S.A. and AJato Telecomunicação Ltda. She is also Vice President of Instituto Vivo, member of the Board of Directors of Telefônica Factoring do Brasil Ltda. and member of the Control Committee of Telefônica Serviços Empresariais do Brasil Ltda. She was Comptroller from May 10, 2011 to October 3, 2011 of Vivo Participações S.A. (when it was merged into the Company). Ms. Sales was also Executive Vice President of Finance, Planning and Control and Investor Relations Officer of Vivo Participações S.A. from August 2009 to May 2011). She was also an Officer of Portelcom Participações S.A. and Ptelecom Participações S.A. She was Chief Financial Officer and Investor Relations Officer of Investidores da Telemig Celular Participações S.A. and Chief Financial Officer of Telemig Celular S.A. Ms. Sales was Chief Financial and Administrative Officer of Tele Leste Celular Participações S.A., Telebahia S.A. and Telergipe S.A. from 2000 to 2003, and, since the creation of the Vivo joint venture in 2003, held simultaneously the positions of officer of Budgeting, Management Control, Accounting and Income Guarantee. Previously she was Audit and Consulting Manager at Arthur Andersen S/C, having worked at this company for ten years until July 2000. She holds a degree in business administration and executive training from the University of Navarra, Barcelona.

For the biographies of Antonio Carlos Valente da Silva and Paulo César Pereira Teixeira, see “—Board of Directors.”

B.	Compensation

For the year ended December 31, 2011, the aggregate amount of compensation paid to all our Directors and Executive Officers was approximately R$27.476 million, of which R$14.411 million corresponded to salaries and R$6.251 million corresponded to bonuses. We also paid R$1.220 million in connection with the Performance Share Plan – PSP, a long-term incentive plan. See “Item 6.—Directors, Senior Management and Employees—E. Share Ownership” for a discussion of the PSP plan.

For the year ended December 31, 2011, our Directors and Officers did not receive any pension, retirement or similar benefits.

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

•	authorizing the acquisition of interest in other companies on a definitive basis and the encumbrance and creation of lien on or sale of an equity interest;

•	authorizing the offering of ordinary nonconvertible unsecured debentures;

•	approving the organizational structure of the Company; the Board of Directors can assign to the officers limits to the exercise of such powers, subject to legal and bylaws provisions;

•	approving and modifying the internal regulations of the Board of Directors;

•	deliberating as to the issuance of warrants;

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

•
approving the establishment of technical and advisory committees for advice on matters of interest to them, to elect members of such committees and approve the committees, internal regulations, which shall contain specific rules concerning their organization, functions, powers, and compensation of members;

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

•
approving the Company’s participation in consortia in general, and the terms of such participation; the Board of Directors may delegate such powers to the officers and establish limits, as it seeks to develop activities in line with the Company’s purpose;

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

One member of the Fiscal Board and his or her alternate must be elected by holders of preferred shares in a separate voting process. The following are the current members of the Fiscal Board:

Members	Alternates	Date Appointed
Flavio Stamm	Gilberto Lerio	April 11, 2012
Cremênio Medola Neto	Oswaldo Vieira da Luz	April 11, 2012
Stael Prata Silva Filho	Charles Edwards Allen	April 11, 2012

Committees

Brazilian Corporate Law does not require a corporation to maintain committees responsible for ethics, corporate governance or compensation. Nevertheless, our Board of Directors has created the following committees:

•	Control and Audit Committee;

•	Nominations, Compensation and Corporate Governance Committee; and

•	Service Quality and Marketing Committee.

Control and Audit Committee

Our Control and Audit Committee was created by our Board of Directors in December 2002 and comprises a minimum of three and a maximum of five directors, who are not members of our executive committee, and who are appointed by the Board of Directors to serve as members of the Control and Audit Committee for the duration of their respective terms as members of the Board of Directors. The Committee has its own charter, which was approved by the Board of Directors. The Committee provides support to the Board of Directors.

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

The Control and Audit Committee, among other responsibilities that may be required by the Board of Directors, is charged with informing and providing recommendations to the Board of Directors regarding the following:

•	the appointment, termination and renewal of the independent auditors, as well as the terms and conditions of the contract with the independent auditors;

•	the analysis of the company’s accounts, compliance with certain legal requirements and the adoption of generally accepted accounting principles;

•	the results of each internal and independent audit and management’s response to the auditor’s recommendations;

•	the quality and integrity of the company’s internal control systems;

•	the performance of the independent auditors, requesting opinions on the annual reports and that the main audit reports be clear and precise; and

•	any communications with the internal auditors about any significant deficiencies in our control systems and identified financial conditions.

The following are the current members of the Control and Audit Committee:

Members	Date Appointed
Luis Bastida Ibarguen	May 19, 2010
Antonio Gonçalves de Oliveira	November 07, 2011
Fernando Xavier Ferreira	February 15, 2012

Nominations, Compensation and Corporate Governance Committee

Our Nominations, Compensation and Corporate Governance Committee was established in November 1998, and was restructured in October 2004, and consists of three to five directors appointed by the Board of Directors to serve for the duration of their respective terms as members of the Board of Directors. The Nominations, Compensation and Corporate Governance Committee, among other responsibilities that may be required by the Board of Directors, is charged with informing and providing recommendations to the Board of Directors regarding the following:

•	the appointment of executive officers for our company and our subsidiaries;

•	the parameters on compensation for our executive officers and administrators;

•	the terms and conditions of executive officers, employment agreements;

•	the review of the Board’s compensation plan and any amendments;

•	the incentive plans related to compensation;

•	the compensation policy for directors and executive officers of the company; and

•	the annual corporate governance report.

The following individuals are the current members of the Nominations, Compensation and Corporate Governance Committee:

Members	Date Appointed
José Fernando de Almansa Moreno-Barreda	May 19, 2010
Antonio Carlos Valente da Silva	May 19, 2010
Iñaki Urdangarín	May 19, 2010
José Manuel Fernandez Norniella	May 19, 2010

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

Members	Date Appointed
Luciano Carvalho Ventura	May 19, 2010
Roberto Oliveira de Lima	November 07, 2011
Eduardo Navarro de Carvalho	February 15, 2012

D.	Employees

As of December 31, 2011, we had 21,542 employees. All of our employees are full-time, and are divided into the following categories: 25% in our network plant operation, maintenance, expansion and modernization; 63% in sales and marketing; and 12% in administration, finance and investor relations, human resources, inventory, technology, legal and strategic planning and management control.

Before December 1999, the SISTEL (Fundação Sistel de Seguridade Social) plan, a multi-employer defined benefit plan that supplements government-provided retirement benefits, covered the employees of the former Telebrás System and we were contingently liable for all of the unfunded obligations of the plan. In January 2000, we and the other companies that formerly belonged to the Telebrás system agreed to divide the existing SISTEL plan into 15 separate plans, resulting in the creation of private plans covering those employees already enrolled in the SISTEL plan. In that moment, these new private pension plans were still administered by SISTEL and have retained the same terms and conditions of the SISTEL plan. The division was carried out so as to allocate liability among the companies that formerly belonged to the Telebrás system according to each company’s contributions with respect to its own employees. Joint liability among the SISTEL plan sponsors will continue with respect to retired employees, who will necessarily remain members of the SISTEL plans, called PBS plan.

At the time of the privatization, employees had the right to maintain their rights and benefits in SISTEL. Under the SISTEL plan, we made monthly contributions to SISTEL equal to a percentage of the salary of each employee who was a SISTEL member. Each employee member also made a monthly contribution to SISTEL on the basis of age and salary. Pension benefits of members of SISTEL vested by the same time their retirement benefits vested under the government-provided retirement plan. SISTEL operates independently from us, and its assets and liabilities are fully segregated from us.

From 2000, we decided to establish defined contributions plans, and offered this to participants in our PBS defined benefit plan, as well as to employees who did not qualify for participation in the PBS plan. Unlike the PBS plan, which is a defined benefits plan, defined contributions plans are financed for contributions by participating employees, as well as by us as sponsor, which are credited to the participants’ individual accounts. We are responsible for all management and maintenance expenses of these plans, including the risks of death and permanent injury of the participants.

We maintained the following plans: PBS TELESP, Visão TELESP, Visão Telefônica Empresas, Visão Assist, Visão ATelecom, PBS TELESP Celular, PBS Tele Centro Oeste, PBS Teleleste and PBS Telesudeste, PBS Telemig Celular, TCPPREV, TCOPREV, Visão Celular, CelPrev Telemig Celular and VivoPrev.

Unlike PBS plans, defined benefits (Visão, TCPPREV, Visão Celular and CelPrev Telemig Celular) call for defined contributions by us and our operating subsidiaries, as sponsors, and by our employees, as participants. TCOPREV is a variable contribution plan.

The plans PBS TELESP, Visão TELESP, Visão Telefônica Empresas, Visão Assist and Visão ATelecom, previously managed by Fundação Sistel de Seguridade Social, or SISTEL, were transferred to another closed social security entity called Visão Prev Sociedade de Previdência Complementar on February 18, 2005.

On February 2, 2007, after approval of the board of directors of Vivo, the SPC (Secretariat for Pension Funds), an agency of the Ministry of Social Welfare, approved the transfer of the following plans from Fundação SISTEL de Seguridade Social to the institution Visão Prev Sociedade de Previdência Complementar: PBS TELESP Celular, TCPPREV, PBS Tele Centro Oeste Celular, TCOPREV, PBS Telesudeste Celular, Visão Celular and PBS Teleleste Celular. These eleven plans were transferred gradually to Visão Prev from July 31, 2007 and December 31, 2007.

On December 15, 2010, we filed with PREVIC (National Superintendence of Pension Funds), an agency of the Ministry of Social Welfare that replaced the old SPC, the request to transfer the management plans PBS Telemig and CelPrev Telemig Celular from Fundação SISTEL de Seguridade Social to the institution Visão Prev Sociedade de Previdência Complementar.

We also sponsor the plans Planos de Assistência Médica aos Aposentados–PAMA, or the PAMA, and PBS-A–Plano de Benefícios Sistel Assistidos, or the PBS-A, that are still managed by Fundação Sistel de Seguridade Social. Retired employees (PBS-A) and post-retirement health care benefits, or PAMA, remained as multi-employer benefit plans. The restructuring of the benefit plans took place in January 2000.

On August 21, 2007, after approval of the board of directors of Vivo, the SPC (Secretariat for Pension Funds), approved the new private pension plan VivoPrev, a defined contribution plan already managed by Visão Prev. From March 1, 2008 to May 31,2008, from July 1, 2009 to September 30, 2009, and from October 1 to December 31, 2011, the participants of the plans PBS TELESP Celular, TCPPREV, PBS Tele Centro Oeste Celular, TCOPREV, PBS Telesudeste Celular, Visão Celular, PBS Teleleste Celular, CelPrev Telemig Celular and PBS Telemig Celular had the possibility to migrate to the new VivoPrev plan.

In October 2011, the plans Visão TELESP, Visão Telefônica Empresas, Visão Assist, Visão ATelecom were merged and resulted in the plan VisãoTelefônica.

The Company currently offers the following plans for employees who do not have any pension plan: Visão Telefônica plan and VivoPrev plan. Our contributions to the Visão plan are equal to those of the individual participants, ranging from 2% to 9% of the participant’s salary and to the VivoPrev plan, ranging from 0% to 8% of the participant’s salary, depending on the percentage chosen by the participant. The average contribution of the sponsor under the Visão plan equal approximately 7.28% and Vivo plan 6.1% of the total amount of salaries paid to participating employees. Currently 48% of our employees are covered under these plans.

Approximately 12% of our employees are union members representative in the telecommunication industry. These unions have state representation, so we have employees represented by 27 state unions. In turn, 19 of these unions are associated with the National Federation of Telecommunications Workers (Fenattel).

Our Collective Bargaining Agreement for these employees was renewed on September 1, 2011 and will expire on August 31, 2012.

Our management considers relations with our work force to be satisfactory. We have never experienced a work stoppage that had a material effect on our operations.

E.	Share Ownership

None of our directors or executive officers beneficially owns, on an individual basis, more than 1% of our common or preferred shares (including ADSs representing preferred shares) or of our total equity share capital.

At the General Shareholders Meeting of Telefónica S.A. (our indirect controlling shareholder), held on June 21, 2006, the application of a long-term incentive plan—“Performance Share Plan” (PSP)—for executives of Telefónica S.A. and of other entities within the Telefónica Group, which includes Telefônica Brasil S.A. was approved. The plan grants a determined number of shares of Telefónica S.A. to selected participants who fulfill the necessary requirements.

The PSP is divided into five cycles, each of three-year duration. The eligible executives, who must remain with the Telefónica Group for a minimum period of three years commencing on the date of their eligibility, will have the right to receive stipulated shares based upon their performance in achieving targeted pre-defined results. Shares will be received at the end of each cycle. Each cycle is independent of the others, with the first cycle starting on July 1, 2006 (with distribution of shares of Telefónica S.A. starting on July 1, 2009) and each subsequent cycle commencing on July 1 of each subsequent year, up to and including, the fifth cycle, which commences on July 1, 2010 (with delivery of shares of Telefónica S.A. starting on July 1, 2013).

The first distribution under the PSP took place in July 2009, with 56 executives (including 4 executives appointed pursuant to the bylaws) from Telefônica Brasil given the right to 239,867 shares of Telefónica S.A.

The second distribution under the PSP took place in July 2010, with 57 executives (including 4 executives appointed pursuant to the bylaws) from Telefônica Brasil potentially having the right to 175,534 shares of Telefónica S.A.

The third distribution under the PSP took take place in July 2011, with 51 executives (including two executives appointed pursuant to the bylaws) from Telefônica Brasil potentially having the right to receive 189,763 shares of Telefónica S.A.

The fourth distribution under the PSP will take place in July 2012, with 44 executives (including 2 executives appointed pursuant to the bylaws) from Telefônica Brasil potentially having the right to receive 183.753 shares of Telefónica S.A., for which, on December 31, 2011, we have made a provision of R$8.3 million.

The fifth provision related to PSP will take place in July 2013, with 54 executives (including 2 executives appointed pursuant to the bylaws) from Telefônica Brasil potentially having the right to receive 182.062 shares of Telefónica S.A., for which, on December 31, 2011, we have made a provision of R$6.0 million.

At the General Shareholders Meeting of Telefónica S.A. (our indirect controlling shareholder), held on May 18, 2011, a new long-term incentive plan—“Performance and Investment Plan” (PIP)—for executives of Telefónica S.A. and of other entities within the Telefónica Group, which includes Telefônica Brasil S.A. was approved. The plan grants a determined number of shares of Telefónica S.A. to selected participants who fulfill the necessary requirements.

The PIP is divided into three cycles, each of three-year duration. The eligible executives, who must remain with the Telefónica Group for a minimum period of three years commencing on the date of their eligibility, will have the right to receive stipulated shares based upon their performance in achieving targeted pre-defined results. Shares will be received at the end of each cycle. Each cycle is independent of the others, with the first cycle starting on July 1, 2011 (with distribution of shares of Telefónica S.A. starting on July 1, 2014) and each subsequent cycle commencing on July 1 of each subsequent year, up to and including, the third cycle, which commences on July 1, 2013 (with delivery of shares of Telefónica S.A. starting on July 1, 2016).

The first provision related to PIP will take place in July 2014, with 145 executives (including 5 executives appointed pursuant to the bylaws) from Telefônica Brasil potentially having the right to receive 555,594 shares of Telefónica S.A., for which, on December 31, 2011, we have made a provision of R$4.5 million.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

In accordance with our bylaws, we have two classes of capital stock authorized and outstanding: common shares (ações ordinárias) and preferred shares (ações preferenciais). Our common shares have full voting rights. Our preferred shares have voting rights only under limited circumstances. At December 31, 2011, Telefónica Internacional owned 15.43% of our common shares and SP Telecomunicações, owned 50.47% of our common shares. Since Telefónica Internacional owns 55.28% of the equity share capital of SP Telecomunicações, it has effective control over 43.33% of our outstanding common shares. Accordingly, Telefónica Internacional has the ability to control the election of our Board of Directors and to determine the direction of our strategic and corporate policies. Neither Telefónica Internacional, nor SP Telecomunicações, has any special voting rights beyond those ordinarily accompanying the ownership of our common or preferred shares.

The following tables set forth information relating to the ownership of common and preferred shares by SP Telecomunicações, Telefónica Internacional and our officers and directors. We are not aware of any other shareholder that beneficially owns more than 5% of our common shares.

Shareholder’s Name	Number of common shares owned	Percentage of outstanding common shares
SP Telecomunicações	192,595,149	50.47%
Telefónica S.A.	97,976,194	25.68%
Telefónica Internacional	58,859,918	15.43%
All directors and executive officers as a group	1,548	–

Shareholder’s Name	Number of preferred shares owned	Percentage of outstanding preferred shares
SP Telecomunicações	29,042,853	3.90%
Telefónica S.A.	179,862,845	24.17%
Telefónica Internacional	271,707,098	36.52%
All directors and executive officers as a group	1	–

Telefónica Internacional is a wholly owned subsidiary of Telefónica S.A., or Telefónica. Telefónica’s shares are traded on various stock exchanges, including exchanges in Madrid, Barcelona, Bilbao, Valencia, London, New York, Lima and Buenos Aires. Telefónica’s business operations are concentrated in a number of sectors, including fixed and mobile telecommunications services, data communications, pay TV, integrated business solutions, e-commerce, market information and services, media content creation, production, distribution and marketing and call center services.

B.	Related Party Transactions

Note 32 to our consolidated financial statements presents, in tabular format, more detailed financial information with respect to transactions and balances with related parties. We provide below a summary description of transactions with related parties.

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

In addition, in July 2010, we registered with the Brazilian Intellectual Property Agency (INPI), and entered into an agreement with Telefónica S.A. for the exploitation of the trademark “Telefónica” by us upon the payment of the equivalent of 1.0% of our net operating revenue, excluding intercompany transactions. The aggregate amount disbursed in 2011 under this agreement was R$145.0 million.

In 1999, we entered into a service agreement with Atento Brasil S.A. (an indirect majority-owned subsidiary of Telefónica S.A.), or Atento, that is automatically extended every three years, for the provision of certain customer services, principally services related to our call center. Transactions under this service agreement with Atento Brasil involved approximately R$1,041.8 million in 2011 (compared to R$750 million in 2010).

In April 2001, we entered into a service agreement for the provision of logistics, administrative, accounting and other services with Telefônica Serviços Empresariais do Brasil Ltda., or TGestiona, an indirect wholly owned subsidiary of Telefónica. Transactions with TGestiona under this service agreement involved approximately R$94.6 million in 2011 (compared to R$89 million in 2010).

Some international roaming services are provided by companies in the Telefonica Group.

We also entered into certain agreements for the provision of telecommunications services to several of our affiliates, each under the indirect or joint control of Telefónica, including Telefónica Internacional, SP, Telecomunicações Participações Ltda. and others listed in Note 32 to our consolidated financial statements. Transactions pursuant to these various service agreements, in the aggregate, involved approximately R$1.6 billion in 2011 (compared to R$2.0 billion in 2010).

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See Note 20 of our Consolidated Financial Statements.

Legal Proceedings

We are party to legal proceedings incidental to the normal course of our business. The main categories of such proceedings include:

•	administrative and judicial litigation with Instituto Nacional da Seguridade Social, the National Institute of Social Security, or INSS;

•	administrative and judicial proceedings relating to tax payments;

•	lawsuits brought by employees, former employees and trade unions relating to alleged infringements of labor rights; and

•	other civil suits.

Our policy with respect to provisioning for contingencies classifies the various legal proceedings to which we are party as “probable,” “possible” and “remote.” In general, 100% of the total claim value for legal proceedings classified as “probable” is provisioned. Our senior management classifies each legal proceeding into one of these three categories (probable, possible and remote) based upon the advice of internal and external counsel and specialized technical advisors in charge of each matter. Due to the level of provisioning and based on its analysis of the individual cases, our management believes that no additional liabilities related to any legal proceedings will have a material effect on our financial condition or results of operations.

We have not described below any proceedings where the chance of loss is characterized by our management and legal advisors as “remote” since management does not believe that such proceedings have or will have a material effect on our financial condition or results of operations.

Provision for Tax Matters

Federal Taxes

On December 31, 2011, the Company had judicial and administrative disputes relating to: (a) FGTS (Additional contributions to the Unemployment Guarantee Fund for Length of Service required by Social Security on the deposits made by employers) (the lawsuit did not result in reduction of the FGTS deposits made by the Company on behalf of employees), (b) nonconformity due to nonapproval of applications for compensation and claims for refunds made by the Company, (c) social security contributions on the alleged lack of retention of 11% over the value of invoices and receipts received from service providers contracted by the transfer of skilled labor, (d) CIDE taxes (Contribution of Intervention in the Economic Domain) levied on the remittance abroad relating to technical and administrative assistance, as well as royalties, (e) Fixed: does not include the costs of interconnection (ITX) and EILD on the basis of calculation of Fust and Mobile: no inclusion of interconnection revenues (ITX) and EILD on the basis of calculation of Fust, (f) contribution to EBC (Enterprise Brazil Communications), created by Law No. 11.652/08, (g) TFI (Taxa de Fiscalização de Instalação) / TFF (Taxa de Fiscalização de Funcionamento) on mobile stations, (h) Withholding income tax on interest on capital, (i) PPNUM - Price Relative to the Public Administration of Numbering Resources established by ANATEL by Resolution No. 451/06, (j) Income / PIS / COFINS of non-approval of applications for compensation / refund made by companies, (k) compensation of FINSOCIAL, (l) lack of retention of social contribution on services, remuneration, salaries and wages of contribution, (m) COFINS - Requirement resulting from the adoption of revenue as the basis of calculation without the financial statement of revenue, (n) increase in the base calculation of PIS (Social Integration Program) and COFINS (Contribution for Financing Social Security), as well as an increase in the COFINS rate, required by Law No. 9.718/98, which were accrued in the amount of R$1,529.1 million.

In the opinion of our management and our legal advisors, the chance of loss in these cases is “probable.”

State Taxes

On December 31, 2011, the Company and its subsidiaries had various tax matters at the state level, both in the administrative and judicial spheres, totaling R$39.0 million based on the opinion of its legal advisors and classified as probable, with full provision of the amounts involved.

Such matters involve: (a) tax credits relating to electric power as well as tax credit with no documentary evidence; (b) non-taxable telecommunication services; (c) disallowance of fiscal incentives for cultural projects and (d) environmental administrative fines.

In the opinion of our management and our legal advisors, the chance of loss in these cases is “probable.”

Municipal Taxes

On December 31, 2011, the Company and its subsidiaries had various tax matters at the municipal level in the judicial sphere, totaling R$4.5 million. Based on the opinion of its legal advisors and classified as probable, with full provision of the amounts involved.

Such matters involve: (a) property tax (IPTU); (b) tax on services (ISS) charged over rental of chattels and certain other accessory activities, as well as over other leases, subleases, rights of passage, shared or nonshared, over railways, roads, gates, cables, ducts and others of the same nature; (c) use of soil; and (d) control and fiscalization tax (TVCF).

In the opinion of our management and our legal advisors, the chance of loss in these cases is “probable.”

Other Provisions

At December 31, 2011, the Company and its subsidiaries recorded other provisions, relating to legal claims, both in the administrative and in the judicial sphere, amounting to R$7.8 million, related to incorrect payment of ISS referring to the effective rendering of services such as lease, sublease, right of way or use right, shared or not, of railway, highway, poles, cables, ducts and conducting wires of any kind.

In the opinion of our management and our legal advisors, the chance of loss in these cases is “probable.”

Tax Proceedings

The following tax proceedings were pending as of December 31, 2011, and, in the opinion of our management and our legal advisors, the chance of loss in these cases is “possible.”

Federal Taxes

On December 31, 2011, the Company and its subsidiaries had various administrative and judicial proceedings at the federal level, which are awaiting trials in various court levels, totaling R$3,185.7 million.

Among the lawsuits, are: (a) expressions of dissatisfaction due to nonapproval of applications for compensation made by the company, (b) fines for distribution of dividends with an alleged existence of federal debt outstanding, (c) social security contributions based on lost wages as a result of the “Summer Plan” and “Bresser Plan,” Workers Accident Insurance (SAT), amounts owed to third parties (INCRA and SEBRAE), meals to employees and retention of 11% (transfer of labor), (d) withholding tax on remittance abroad relating to technical and administrative assistance and the like, as well as “royalties”, (e) PIS taxes levied on roaming, (f) CPMF on operations due to technical cooperation agreement with the Secretary of National Treasury – STN (via SIAFI compensation) and on contracts for symbolic exchange required by the Central Bank, (g) income tax and social deductions from revenue reversals of provisions, (h) disallowance of costs and miscellaneous expenses, (i) COFINS deductions for losses on swap transactions, (j) PIS / COFINS accrual versus cash basis, (k) income tax due because of the excess in the allocation made to FINOR, or FUNRES FINAN, (l) income on operations with derivatives, and (m) compensation tax on net income, and (n) goodwill paid in the acquisition of Celular CRT S/A and the merger of telecommunications operators.

In the opinion of management and its legal advisors, the chances of loss in these processes are “possible”.

State Taxes

On December 31, 2011, the Company and its subsidiaries had various administrative and judicial proceedings at the state level, related to VAT, totaling R$4,172.5 million, which are awaiting trial in various court levels.

The proceedings are related to: (a) equipment and Speedy modem rentals, (b) international calls, (c) tax credit unduly taken on certain fixed assets, (d) reversal of credit for acquisition of fixed assets, (e) ICMS credits, (f) provision of service outside of São Paulo with payment of ICMS to the state of São Paulo, (g) co-billing, (h) tax substitution with “fictitious” tax base (i) use of tax credits from the purchase of electricity, (j) tax credit on certain accessory and supplementary activities and value-added services (Grant 69/98), (k) tax credits relating to appeals and disputes on telecom services not rendered or mistakenly charged (Grant 39/01), (l) sale of goods at prices lower than the acquisition price, (m) deferred recovery of ICMS for interconnection services arising out of tax credits granted by other federal entities, (n) disallowance of tax incentives for cultural projects, (o) transfer of property from and to another establishment; (p) tax credits on communication services used in providing services of the same nature, (q) gift cards to activate prepaid services, and (r) tax resulting from the reversal of credit and lending operation reversal.

In the opinion of management and its legal advisors, the chance of loss is “possible” in these procedures.

Municipal Taxes

On December 31, 2011, the Company and its subsidiaries held various administrative and judicial proceedings at the municipal level, totaling R$471.9 million, which are awaiting trials in various instances.

Among the actions, there is: (a) ISS – through activities, service and additional value added, (b) retention, (c) property tax, (d) Rate of Land Use, (e) various municipal fees, (f) rate of use of the Mobile Network (A-T), leasing of infrastructure, (g) advertising services, (h) services provided by third parties, (i) consulting services in areas of business management provided by Telefónica Internacional (TISA) and (j) ISS levied on the provision of caller ID service and cellular activation.

In the opinion of management and its legal advisors, loss is “possible” in these proceedings.

ANATEL

FUST – Universalization of Telecommunications Service

Writs of Mandamus were filed separately by fixed and mobile operators to recognize the right to, (a) for fixed operators, not include the costs of interconnection (ITX) and EILD on the basis of calculation of FUST and (b) for mobile operators, not to include interconnection revenues (ITX) and EILD in the basis for calculating the FUST as a result of Precedent No. 7, dated December 15, 2005, being in violation of the provisions of paragraph of article 6 of Law No.  9,998/00.  These writs of mandamus are awaiting decision on appeal.

On December 31, 2011, the total amount involved was R$1.7 billion.

The Company is also involved in administrative procedures relating to notifications from ANATEL for charging FUST on ITX and EILD and other revenues from providing services that are not telecommunications in the amount of R$1.6 billion.

In the opinion of management and its legal advisors, there are “possible” chances of loss in these procedures.

FUNTTEL – Fund for the Technological Development of Telecommunications

On December 31, 2011, the Company and its subsidiaries were involved in administrative and judicial proceedings related to FUNTELL amounting to R$622.6 million, which are awaiting trial on first and second court levels (administrative and judicial). These lawsuits discuss the collection of contributions to FUNTTEL on other revenues (which are not telecommunications) as well as revenue and expenditure transferred to other operators (interconnection and EILD).

In the opinion of management and its legal advisors, the chance of success in these procedures is “possible”.

FISTEL – Telecommunications Supervision Fund

ANATEL collects an Inspection Fee (TFI) at the time of grant of extensions for the licenses for use of telephone exchanges associated with operation of the switched fixed telephone service (fixed carriers) and extensions of the term of the right to use radio frequency associated with the exploration of personal mobile service (Mobile operators).

The Company believes this charge is improper and is questioning it administratively and judicially.  The total amount involved was R$1,504.4 million (full amount deposited in escrow).

In the opinion of management and its legal advisors, there are “possible” chances of loss in these procedures.

PPNUM – Price Relative to the Public Administration of Numbering Resources

Our subsidiary Vivo, in conjunction with other mobile operators in Brazil, filed a lawsuit challenging the collection of PPNUM levied by the ANATEL for the use of numbering resources managed by ANATEL. At the time of collection, Vivo made the deposit in court on the amounts owed. On April 23, 2009, judgment was rendered in favor of the mobile operators and the lawsuit is currently awaiting a decision on appeal. The total amount involved on December 31, 2011 is R$2.0  million.

In the opinion of management and its legal advisors, there are “possible” chances of loss in these procedures.

EBC (Contribution to Development of the Public Broadcasting)

On May 26, 2009, the Sinditelebrasil–Union of Telephone Companies and Personal Mobile Service and filed a writ of mandamus challenging the new fee to EBC (Brazil Communications Company), created by Law No. 11.652/08. There was no order of injunction, and the operators affiliated with that union obtained judicial authorization for the deposit of the amount in dispute. The case is pending in a first degree court.

On December 31, 2011, the total amount involved was R$577 thousands (fully deposited in escrow).

Labor Litigation

We are also a defendant in several legal proceedings filed by former employees and outsourced employees (alleging joint or several liability), who claim, among other things, deficient overtime payment, unequal compensation, retirement wage supplements, health and security hazard compensation, free extension of health plan benefits to retirees of Company; and proceedings regarding our outsourcing practices.

In addition, we are also a defendant in a public civil action filed by the Federal Ministry of Labor which concerns our retaining of third-party companies to perform our core business. Although the likelihood of loss in this action is “possible,” no value amount has been attributed to this action because currently we are unable to calculate the total amount we will owe in the event we lose and, as a result, we have not recorded any amounts.

Civil Claims

There are several civil claims against us. We have recorded R$664.7 million in provisions for these proceedings where the risks are deemed probable, including the civil proceedings described below and the regulatory and antitrust proceedings that follow:

•
Expansion Plan–PEX. We are defendants in proceedings related to the possible right of individuals who purchased our shares in connection with our network expansion plan after 1996, to receive additional shares from us. These claims are in various levels of the court system. The chance of loss in such proceedings is classified on a case-by-case basis according to the facts presented in each proceeding. For the proceedings in which the chance of loss was classified as “probable,” we recorded a provision of R$26.2 million.

•
Service Complaints. We and our subsidiaries are defendants in certain civil actions, in various court levels, regarding claims related to our services and our ordinary course of business initiated by individual customers, civil associations on behalf of customers or by the PROCON foundation, as well as by the Federal and State Public Prosecutor’s Offices. We recorded a provision of R$315.1 million for these claims. We are also defendants to civil actions in which the risk of loss is classified as “possible” in the amount of R$920.5 million.

•
Consumer Relations Claims. We are defendants in several civil actions initiated by individual customers in which the claims are the same or very similar from to other and, when considered individually, are not material, to which we recorded a provision of R$81.5 million, calculated on the basis of on the statiscal analysis of our historical losses in such proceedings.

There are several civil claims against us, for which we have not recorded provisions, though which we deem to be notable, including:

•
Pension Benefit Plan Spin-Off. Sistel Participants Association in São Paulo (ASTEL) filed a public civil action against the Company, Sistel Foundation and others, claiming the annulment of the spin-off of the PBS pension benefit plan that occurred in 2000 which caused the creation of the specific TELESP–PBS pension benefit plan, and corresponding allocation of resources resulted from the technical superavit and fiscal contingencies existing at that time. The chance of loss is possible based on the opinion of our legal advisors. The amount involved in this public civil action cannot yet be determined until an expert appraisal report is conducted since it includes the spun-off portion of Sistel related to the telecommunication operators from the former “Telebrás System.”

•
Community Telephone Plan–PCT. We are subject to civil public action proposals claiming the possible right for indemnity of associates and entities hired for the construction of community networks connected to the network of fixed telephony operators and have not received shares for their financial investment in the municipality of Mogi das Cruzes, involving a total amount of approximately R$197.8 million. Based on the opinion of our legal advisors, the chance of loss is possible. The appellate court has ruled in our favor and changed the lower court decision. The plaintiff filed an appeal to the Supreme Court which is awaiting resolution.

•
Services Quality Class Action. The Public Prosecutor Office of the State of São Paulo commenced a class action suit claiming moral and property damages suffered by all consumers of telecommunication services from 2004 to 2009 due to the bad quality of service and failures of the communications system. The Public Prosecutors Office suggested a total award against the Company of R$1 billion. A judgment was rendered on April 20, 2010 imposing the payment of damages to all consumers who proved to be eligible for the award. Alternatively, if clients do not prove themselves eligible in a number compatible with the severity of the damage after a period of one year, the judgment establishes that R$60 million should be deposited in a special fund for protection of diffuse customer interests (Fundo Especial de Defesa de Reparação de Interesses Difusos Lesados). It is not possible to estimate how many consumers may present themselves in this procedure nor the values to be claimed by them. The parties filled an appeal and the effects of the sentence were suspended. Despite the possible degree of risk, no value amount was attributed to this action because currently we are unable to calculate the total amount to be paid by us in the event we lose and, as a result, we have not recorded any provisions.

•
Ownership of Caller ID. Lune Projetos Especiais Telecomunicação Comércio e Ind. Ltda., a Brazilian company, filed on November 20, 2001 lawsuits against 23 wireless telecommunications operators, including TELESP Celular Participações and its subsidiaries. The lawsuits allege that those operators violated patent No. 9202624-9, related to Equipamento Controlador de Chamadas Entrantes e do Terminal do Usuário, or Caller ID, granted to Lune by the Brazilian Intellectual Property Agency–INPI, on September 30, 1997. Lune called on the operators to cease to provide Caller ID services and sought payment from them for the unauthorized use of the Caller ID system in an amount equivalent to the payment of fees received by such operators for use of the Caller ID system. On October 5, 2011, the law suit was judged groundless against the Phone Companies. Vivo will file an appeal due to this decision. This decision is not final, and will be tried before the Court and Superior Court of Justice. However, Lune’s right to use patent No. 9202624-9 was suspended by a federal judge in response to a lawsuit filed against Lune and INPI by Ericsson Telecomunicações S.A., TC and Telerj Celular (formerly Vivo subsidiaries before our corporate restructuring) filed identical lawsuits against Lune and INPI and those lawsuits are still pending before the courts. In connection with this proceeding, a third company, Sonintel, and its two partners also brought an Ação de Oposição, whereby they reinvoked their rights to a previous patent related to Caller ID, and to which the above mentioned patent (No. 9202624-9) was linked. We believe, based on the opinion of outside counsel that the likelihood of an unfavorable outcome with respect to Lune’s claim against us is possible. We are unable to determine at this time the extent of any potential liabilities with respect to this claim.

•
Validity of Prepaid Plan Minutes. We and our subsidiaries, together with other Brazilian wireless telecommunications operators, are defendants in various lawsuits brought by the public prosecutor’s office and consumer protection associations challenging the imposition of a deadline for the use of purchased prepaid minutes. The plaintiffs allege that purchased prepaid minutes should not expire after any specified deadline. Conflicting decisions have been issued by the courts reviewing this matter. Although we believe that our criteria for imposing the deadline is in compliance with ANATEL’s rules, we believe, based on the opinion of outside counsel, that the likelihood of an unfavorable outcome with respect to this claim is possible.

•
VU-M. Global Village Telecom (GVT), a Brazilian telecommunications operator, filed a lawsuit against ANATEL and wireless telecommunications operators, including Vivo and Telemig Celular, claiming that the VU-Ms are fixed at an abusive rate and that these operators employ anticompetitive practices which are causing financial damages to the plaintiff. GVT requested a preliminary injunction to reduce the VU-Ms and a determination by a judicially appointed expert of the proper value of the VU-Ms on a “cost-based model.” GVT also seeks compensation from the wireless operators in the amount of the difference between the value currently charged by the wireless operators and the value to be declared at the final judgment. The preliminary order was initially denied, but after a renewal requested by the plaintiff, a preliminary order was granted to GVT to allow judicial deposits of the difference between R$0.2899, which must be paid to wireless operators, and the values currently charged. ANATEL and some wireless operators, including Vivo, appealed from the preliminary order to the Federal Court and the preliminary order was sustained by the Federal Court. After this last decision, ANATEL and certain wireless operators, including us, appealed to the supreme court and a final decision is still pending. Based on the opinion of our counsel, we believe that the likelihood of an unfavorable outcome with respect to this claim is possible.

Regulatory and Antitrust Litigation

ANATEL

Administrative Proceedings for Noncompliance with Regulatory Obligations Brought by ANATEL – PADOs. As of December 31, 20110, the Company was involved in several administrative proceedings brought on grounds of alleged breach of obligation established by federal regulation, involving risk of loss that is classified as probable. The amount involved and the provision recorded for the proceedings involving a risk of loss classified as probable was, in December 31, 2011, R$217.8 million. We are also defendants to such administrative proceedings in which the risk of loss classified as possible is in the amount of R$860.6 million.

Our subsidiary Vivo is also part of several administrative and legal actions brought by ANATEL that allege non compliance with regulatory requirements related to SMP service, in the total amount of approximately R$24 million. Based on the opinion of our counsel, we believe that the likelihood of unfavorable outcomes with respect to these claims is probable. We are also defendants to such administrative proceedings in which the risk of loss classified as possible in the amount of R$1 million.

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

Brazilian Corporate Law also provides for an additional allocation of net profits to special accounts, which is also recommended by management and subject to approval by shareholders at the annual shareholders meeting, including the amount of net profits that may be allocated to the contingency reserve for anticipated losses that are deemed probable in future years. Any amount so allocated in a previous year must be either:

•	reversed in the fiscal year in which the loss was anticipated, if the loss does not in fact occur; or

•	written-off if the anticipated loss occurs.

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

Payment of Dividends

We are required by law and our bylaws to hold an annual shareholders meeting until April 30 of each year at which, among other issues, the allocation of net profits obtained during the preceding fiscal year and the declaration of dividends by decision of common shareholders are decided, acting on the recommendation of the executive officers, as approved by the Board of Directors. The payment of annual dividends is based on the financial statements prepared for each fiscal year ending December 31. Under the Brazilian Corporate Law, dividends are required to be paid within 60 days following the date the dividend is declared to shareholders of record on the declaration date, unless a resolution by the shareholders sets forth another date of payment, which must occur before the end of the fiscal year.

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

If a shareholder is not a resident of Brazil, he or she must register with the Central Bank of Brazil to be eligible to receive dividends, sales proceeds or other amounts with respect to his or her shares outside of Brazil. Our preferred shares underlying ADSs are held in Brazil by a Brazilian custodian, Banco Itaú S.A., as the agent for the depositary, which is the registered owner of our shares.

Payments of cash dividends and distributions, if any, will be made in Brazilian currency to the custodian on behalf of the depositary, which will then convert those proceeds into U.S. dollars and will provide for U.S. dollars to be delivered to the depositary for distribution to holders of ADSs. If the custodian is unable to immediately convert the Brazilian currency received as dividends into U.S. dollars, the amount of U.S. dollars payable to holders of ADSs may be adversely affected by devaluations of the Brazilian currency that occur before dividends are converted and remitted. Dividends in respect of the preferred shares paid to resident and non resident shareholders, including holders of ADSs, are not currently subject to Brazilian withholding tax.

Additional Payments on Shareholders’ Equity

Law No. 9,249, dated December 26, 1995, as amended, provides for distribution to shareholders of interest on shareholders’ equity, which may be computed against the amount of dividends to be distributed to the shareholders. A company may treat these payments as financial expenses for income tax and social contribution purposes. This interest is limited to the daily pro rata variation of the TJLP, a nominal long-term interest rate determined by the federal government that includes an inflation factor and cannot exceed the greater of:

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

The following table sets forth the dividends or interest on shareholders’ equity paid to holders of our common and preferred shares since 2007 in reais.

Year	Description (Dividends or Interest on Shareholders’ Equity)(1)	Common Shares	Preferred Shares
	(per share/in R$)
2011	Div/Int	4.783035	5.261339
2010	Div/Int	3.616248	3.977873
2009	Div/Int	2.556431	2.812074
2008	Div/Int	4.539838	4.993823
2007	Div/Int	5.247437	5.772180

(1)	Interest on shareholders’ equity is net of withholding taxes.

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

On April 7, 2010, at the General Shareholders Meeting, the shareholders approved the distribution of dividends to the common and preferred shares in the total amount of R$1,252 million declared on the basis of the closing balance sheet on December 31, 2009. The Company’s management proposed the payment of the approved dividends would be made in two installments as follows:

•	an initial installment of R$800 million, with payment due June 30, 2010. The actual payment occurred on April 26, 2010; and

•	the remaining portion of R$451.6 million, with payment due December 21, 2010. The actual payment occurred on December 13, 2010.

On September 29, 2010, the Board of Directors approved the distribution of interim dividends of R$196.4 million based on earnings accumulated in our existing balance sheet as of June 30, 2010. The actual payment occurred on December 13, 2010.

On September 29, 2010, the Board of Directors approved, subject to shareholder approval, a payment of interest on shareholders equity for the common and preferred shares totaling R$331.5 million. The actual payment occurred on December 13, 2010.

On December 14, 2010, the Board of Directors approved, subject to shareholder approval, a payment of interest on shareholders equity for the common and preferred shares totaling R$171.7 million. The Board of Directors has proposed at the annual shareholders meeting that the payment of such interest on shareholders equity should be initiated before December 21, 2011 on a date still to be determined by the management of the Company and properly announced to the market and shareholders.

On March 18, 2011, at the General Shareholders Meeting, the shareholders approved the distribution of dividends to the common and preferred shares in the total amount of R$1,694 million declared on the basis of the closing balance sheet on December 31, 2010. The Company’s management proposed the payment of the approved dividends would be made in two installments as follows:

•	an initial installment of R$1,429 million, which payment occurred on May 20, 2011; and

•	the remaining portion of R$264.7 million, which payment occurred on November 3, 2011.

On September 13, 2011, the Board of Directors approved the distribution of interim dividends of R$382.4 million based on earnings accumulated in our existing balance sheet as of June 30, 2011. The actual payment occurred on November 3, 2011.

On September 13, 2011, the Board of Directors approved, subject to shareholder approval, a payment of interest on shareholders equity for the common and preferred shares totaling R$1,250 million. The actual payment occurred on November 3, 2011.

On December 12, 2011, the Board of Directors approved, subject to shareholder approval, a payment of interest on shareholders equity for the common and preferred shares totaling R$617.0 million. The Board of Directors has proposed at the annual shareholders meeting that the payment of such interest on shareholders equity should be initiated before the end of 2012 on a date still to be determined by the management of the Company and properly announced to the market and shareholders.

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

Our preferred shares began trading on BM&FBOVESPA, on September 21, 1998 and are traded on BM&FBOVESPA under the symbol “VIVT4” (formerly TLPP4).” Our common shares trade under the symbol “VIVT3” (formerly TLPP3). At December 31, 2011, we had approximately 1,125.6 million common and preferred shares held by approximately 2.3 million common and preferred shareholders.

In the United States, the preferred shares trade in the form of ADRs, each representing one preferred share, issued by The Bank of New York, as depositary, pursuant to a Deposit Agreement, among us, the depositary and the registered holders and beneficial owners from time to time of ADRs. The ADRs commenced trading on the NYSE on November 16, 1998 and are traded on NYSE under the symbol “VIV” (formerly TSP). The following table sets forth the reported high and low closing sales prices for ADRs on the NYSE for the periods indicated.

	NYSE		BM&FBOVESPA		BM&FBOVESPA
	HIGH	LOW	HIGH	LOW	HIGH	LOW
	(in US$ per ADS)		(in reais per preferred share)		(in reais per common share)
Year ended
December 31, 2007	28.85	25.45	50.98	45.20	47.40	44.00
December 31, 2008	21.72	18.62	52.12	44.94	39.95	33.84
December 31, 2009	25.53	23.74	43.54	42.12	39.29	36.00
December 31, 2010	24.53	22.70	42.03	38.60	39.30	36.22
December 31, 2011	28.33	25.74	52.97	47.47	48.00	43.50
Year ended December 31, 2010
First quarter	25.42	21.02	43.29	37.84	37.78	32.57
Second quarter	22.18	18.01	39.37	33.08	33.59	29.00

	NYSE		BM&FBOVESPA		BM&FBOVESPA
	HIGH	LOW	HIGH	LOW	HIGH	LOW
	(in US$ per ADS)		(in reais per preferred share)		(in reais per common share)

Third quarter	24.58	20.84	41.80	36.12	39.00	33.20
Fourth quarter	25.35	22.70	41.98	38.60	39.50	36.22
Year ended December 31, 2011
First quarter	25.34	23.07	42.60	37.80	42.30	36.24
Second quarter	30.40	25.00	46.99	39.48	43.90	37.02
Third quarter	31.77	25.84	52.50	43.06	46.88	37.30
Fourth quarter	29.34	25.39	52.97	46.55	48.00	40.50
Month ended
September 30, 2011	30.50	25.84	52.50	48.00	46.88	42.00
October 31, 2011	29.34	25.39	50.80	46.55	46.49	40.50
November 30, 2011	28.25	25.66	49.70	47.35	45.99	44.10
December 31, 2011	28.33	25.74	52.97	47.47	48.00	43.50
January 31, 2012	29.65	27.02	52.30	48.35	47.46	43.35
February 29, 2012	30.27	27.42	51.77	47.50	47.45	42.77
March 31, 2012	31.02	29.22	56.59	50.81	50.98	46.36
April 2012 (through April 17)	31.22	28.84	56.92	53.25	51.69	48.89

B.	Plan of Distribution

Not applicable.

C.	Markets

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

At December 31, 2011, the aggregate market capitalization of the 373 companies listed on BM&FBOVESPA was approximately US$1,223 billion. Although all the outstanding shares of an exchange-listed company may trade on a Brazilian stock exchange, in most cases, less than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling entities or persons that rarely trade their shares. For this reason, data showing the total market capitalization of Brazilian stock exchanges tends to overstate the liquidity of the Brazilian equity securities market.

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

We comply with several requirements of Brazilian and international laws to promote strong corporate governance, reduce investor uncertainties and enhance disclosure of material and other information.

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

Code of Business Conduct and Ethics

Although adoption of a code of ethics is not required by Brazilian Corporate Law, we implemented a code of ethics regulating the conduct of our managers in connection with the registration and control of financial and accounting information and their access to privileged and nonpublic information and data to comply with the requirements of the Sarbanes-Oxley Act and NYSE rules. See “Item 16B. Code of Ethics.”

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

Brazilian Corporate Law no longer requires ownership of shares in order for a person to qualify as a member of the Board of Directors (conselho de administração) of a corporation (sociedade por ações), however our bylaws require that our directors own shares of the Company.

Issuance of commercial paper and incurrence of certain debt shall be preceded by approval from our Board of Directors, according to the provisions set forth in section 17 of our bylaws.

Our capital stock comprises preferred shares and common shares, all without par value. At December 31, 2011, there were 261,924,477 outstanding preferred shares and 31,916,110 outstanding common shares. Our share capital may be increased by resolution of the Board of Directors, up to the limit authorized by our bylaws. Any increase above the authorized capital must be approved by a general shareholders meeting.

The preferred shares are nonvoting, except under limited circumstances. They are given priority in the reimbursement of capital, without premium, and are entitled to receive a dividend 10% higher than that attributable to common shares.

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

Brazilian Corporate Law provides that certain nonvoting shares, such as our preferred shares, shall be entitled to voting rights in the event a corporation fails for three consecutive fiscal years to pay any fixed or minimum dividends to which nonvoting shares are entitled. In this case, the voting rights of these shares shall extend until the date on which the payment of the accrued and unpaid dividend is made.

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

Any change in the preference, benefits, conditions of redemption and amortization of preferred shares or the creation of a more favored class would require approval or ratification by holders of a majority of the preferred shares at a special meeting of the preferred shareholders. This meeting would be called by publication of a notice in two Brazilian newspapers during three days, at least 30 days before the meeting; however, it would not generally require any other form of notice.

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

On December 10, 2002, Telesp Celular S.A. entered into an authorization agreement with ANATEL, acting as a representative of the Brazilian government, which enables it to provide personal cellular services (SMP) in the municipalities of Ribeirão Preto and Guatarapá and the district of Bonfim Paulista. The authorization replaces the concession agreement entered into with ANATEL on November 4, 1997, and authorizes Telesp Celular S.A. to provide SMP services until January 20, 2009. It was  renewed in 2008 for an additional term of fifteen years upon payment of 2% of Telesp Celular S.A.’s net revenues from usage charges in the municipalities mentioned above in the year prior to the year when payment is due, and every two years during the extension period. In consideration for the authorization, Telesp Celular S.A. was required to pay R$9.0 thousand. The authorization is a legal requirement for providing telecommunication services in the region covered thereby. After Vivo’s corporate restructuring, this contract was assumed by Vivo.

On December 10, 2002, GT entered into an authorization agreement with ANATEL, acting as a representative of the Brazilian government, which enables it to provide personal cellular services (SMP) in the area corresponding to the states of Paraná and Santa Catarina. The authorization replaces the concession agreement entered into with ANATEL on April 8, 1998, and authorizes GT to provide SMP services until April 8, 2013. It may be renewed for an additional term of fifteen years upon payment of 2% of GT’s net revenues from usage charges in its region in the year prior to the year when payment is due, and every two years during the extension period. In consideration for the authorization, GT was required to pay R$9.0 thousand. The authorization is a legal requirement for providing telecommunication services in the region covered thereby. After Vivo’s corporate restructuring, this contract was assumed by Vivo.

On December 10, 2002, Telebahia Celular entered into an authorization agreement with ANATEL, acting as a representative of the Brazilian government, which enables it to provide personal cellular services (SMP) in the state of Bahia. The authorization replaces the concession agreement entered into with ANATEL on November 4, 1997, and authorizes Telebahia Celular to provide SMP services until June 29, 2008. It was renewed in 2008 for an additional term of fifteen years upon payment of 2% of Telebahia Celular s net revenues from usage charges in its Region in the year prior to the year when payment is due, and every two years during the extension period. In consideration for the authorization, Telebahia Celular was required to pay R$9.0 thousand. The authorization is a legal requirement for providing telecommunication services in the region covered thereby. After Vivo’s corporate restructuring, this contract was assumed by Vivo.

On December 10, 2002, Telergipe Celular entered into an authorization agreement with ANATEL, acting as a representative of the Brazilian government, which enables it to provide personal cellular services (SMP) in the state of Sergipe. The authorization replaces the concession agreement entered into with ANATEL on November 4, 1997, and authorizes Telebahia Celular to provide SMP services until December 15, 2008. It was renewed in 2008 for an additional term of fifteen years upon payment of 2% of Telergipe Celular’s net revenues from usage charges in its region in the year prior to the year when payment is due, and every two years during the extension period. In consideration for the authorization, Telergipe Celular was required to pay R$9.0 thousand. The authorization is a legal requirement for providing telecommunication services in the region covered thereby. After Vivo’s corporate restructuring, this contract was assumed by Vivo.

On December 10, 2002, Telerj Celular entered into an authorization agreement with ANATEL, acting as a representative of the Brazilian government, which enables it to provide personal cellular services (SMP) in the state of Rio de Janeiro. The authorization replaces the concession agreement entered into with ANATEL on November 4, 1997, and authorizes Telerj Celular to provide SMP services until November 30, 2005. It was renewed in 2008 for an additional term of fifteen years upon payment of 2% of Telerj Celular’s net revenues from usage charges in its region in the year prior to the year when payment is due, and every two years during the extension period. In consideration for the authorization, Telerj Celular was required to pay R$9.0 thousand. The authorization is a legal requirement for providing telecommunications services in the region covered thereby. After Vivo’s corporate restructuring, this contract was assumed by Vivo.

On December 10, 2002, Telest Celular entered into an authorization agreement with ANATEL, acting as a representative of the Brazilian government, which enables it to provide personal cellular services (SMP) in the state of Espíritio Santo. The authorization replaces the concession agreement entered into with ANATEL on November 4, 1997, and authorizes Telest Celular to provide SMP services until November 30, 2008. It was renewed in 2008 for an additional term of fifteen years upon payment of 2% of Telest Celular’s net revenues from usage charges in its region in the year prior to the year when payment is due, and every two years during the extension period. In consideration for the authorization, Telest Celular was required to pay R$9.0 thousand. The authorization is a legal requirement for providing telecommunications services in the region covered thereby. After Vivo’s corporate restructuring, this contract was assumed by Vivo.

On February 3, 2003, TCO entered into an authorization agreement with ANATEL, acting as a representative of the Brazilian government, which enables it to provide personal cellular services (SMP) in the area corresponding to the Brazil’s Federal District. The authorization replaces the concession agreement entered into with ANATEL on November 4, 1997, and authorizes TCO to provide SMP services until July 24, 2006. It was renewed in 2006 for an additional term of fifteen years upon payment of 2% of TCO’s net revenues from usage charges in the region described above in the year prior to the year when payment is due, and every two years during the extension period. In consideration for the authorization, TCO was required to pay R$9.0 thousand. The authorization is a legal requirement for providing telecommunication services in the region covered thereby. TCO’s subsidiaries also entered into authorization agreements with ANATEL under similar terms. After Vivo’s corporate restructuring, this contract was assumed by Vivo.

Since June 30, 2011, we have renewed our concession agreement with ANATEL and consolidated our six existing material contacts related to the concession of public telecommunications service granted by ANATEL into two new contracts (each filed as an Exhibit to this Annual Report). One of these contracts authorizes the Company to provide local telephone services (Sectors 31) and the other contract authorizes the Company to provide long-distance telephone services (Sector 31). These contracts will expire on December 31, 2025.

 Our Multimedia Communication Service Authorization Term is also a material contract. Based on this Authorization Term, the Company is allowed to provide broadband services in the State of São Paulo. The Term was signed on April 17, 2003 for an undetermined period of time and is still currently in effect.

On October 14, 2011 a credit facility totaling R$3.0 billion was obtained from BNDES. These funds will be invested in the expansion and improvement of the current network, implementation of infrastructure necessary for new technology, in the period from 2011 to 2013, as well as in the construction of a data center in Tamboré (State of São Paulo) and in social projects. The agreement has a term of eight years and has a grace period which expires on July 15, 2014, until when only interest will be paid, on a three-month basis. After this period, interest and amortization of the principal will be paid in 60 consecutive monthly installments.

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

Resolution No. 1,927 of the CMN provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. It restates and amends Annex V to Resolution No. 1,289 of the National Monetary Council, known as the Annex V Regulations. The ADS program was approved under the Annex V Regulations by the Central Bank and the CVM before the issuance of the ADSs. Accordingly, the proceeds from the sale of ADSs by holders outside Brazil are free of Brazilian foreign investment controls, and holders of the ADSs may be entitled to favorable tax treatment. See “—E. Taxation—Brazilian Tax Considerations.”

Under Resolution No. 2,689 of the CMN, foreign investors registered with the CVM may buy and sell Brazilian securities, including the preferred shares, on Brazilian stock exchanges without obtaining separate certificates of registration for each transaction. Registration is available to qualified foreign investors, which principally include foreign financial institutions, insurance companies, pension and investment funds, charitable foreign institutions and other institutions that meet certain minimum capital and other requirements. Resolution No. 2,689 also extends favorable tax treatment to registered investors. See “—E. Taxation—Brazilian Tax Considerations.”

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

An electronic registration has been issued in the name of the depositary with respect to the ADSs and is maintained by the custodian on behalf of the depositary. Pursuant to the registration, the custodian and the depositary are able to convert dividends and other distributions with respect to the preferred shares represented by ADSs into foreign currency and remit the proceeds outside Brazil. If a holder of ADSs exchanges such ADSs for preferred shares, such holder will be entitled to continue to rely on the depositary’s registration for five business days after such exchange, following which such holder must seek to obtain its own electronic registration with the Central Bank. Thereafter, any holder of preferred shares may not be able to convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, such preferred shares, unless such holder is a duly qualified investor under Resolution No. 2,689 and obtains its own electronic registration.

If the holder does not qualify under Resolution No. 2,689 by registering with the CVM and the Central Bank and appoints a representative in Brazil to act directly in the Brazilian market to acquire preferred shares, the holder will be subject to a less favorable Brazilian tax treatment than a holder of ADSs. Regardless of registration under Resolution No. 2,689, residents of tax havens are subject to less favorable tax treatment than other foreign investors. See “—E. Taxation—Brazilian Tax Considerations.”

Under current Brazilian legislation, the federal government may impose temporary restrictions on remittances of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance of Brazil’s balance of payments. For approximately six months in 1989 and early 1990, the federal government froze all dividend and capital repatriations held by the Central Bank that were owed to foreign equity investors, to conserve Brazil’s foreign currency reserves. These amounts were subsequently released in accordance with federal government directives. There can be no assurance that the federal government will not impose similar restrictions on foreign repatriations in the future.

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

Taxation of Dividends

Dividends paid by us in cash or in kind from profits generated on or after January 1, 1996 (i) to the depositary in respect of preferred shares underlying ADSs or (ii) to a U.S. holder or other non-Brazilian holder in respect of preferred shares will generally not be subject to Brazilian withholding tax. We do not have any undistributed profits generated before January 1, 1996. If payment of dividends is made to a beneficiary located outside of Brazil, the Tax on Exchange Transactions applies at a rate of zero.

Distributions of Interest on Capital

Brazilian corporations may make payments to shareholders characterized as interest on capital as an alternative form of making dividend distributions. Amounts paid as interest on capital (net of applicable withholding tax, as described below) may be treated as payments with respect to the dividends we are obligated to distribute to our shareholders in accordance with our bylaws (estatuto social) and Brazilian Corporate Law. The rate of interest may not be higher than the federal government’s TJLP, as determined by the Central Bank from time to time (6% per annum for 2010/2011). The total amount distributed as interest on capital may not exceed the greater of (i) 50% of net income (before taking the distribution and any deductions for income taxes into account) for the year with respect to which the payment is made and (ii) 50% of retained earnings for the year before the year with respect to which the payment is made. Payments of interest on capital are decided by the shareholders on the basis of recommendations of the company’s Board of Directors. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividends and Dividend Distribution Policy—Additional Payments on Shareholders’ Equity.”

Distributions of interest on capital paid to Brazilian and non-Brazilian holders of preferred shares, including payments to the depositary in respect of preferred shares underlying ADSs, are deductible by us for Brazilian corporate income tax purposes. These payments to U.S. holders or other non-Brazilian holders are subject to Brazilian withholding tax at the rate of 15%. If the recipient of the payment is domiciled in a tax haven jurisdiction, the rate will be 25%.

If payment of interest on capital is made for a beneficiary located outside of Brazil, the IOF applies at a rate of zero.

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

Gains realized by U.S. holders or other non-Brazilian holders on dispositions of preferred shares in Brazil or in transactions with Brazilian residents may be free from Brazilian tax, taxed at a rate of 25% or taxed at a rate of 15%, depending on the circumstances:

•
Gains on the disposition of preferred shares obtained upon cancellation of ADSs are not taxed in Brazil if the proceeds are remitted abroad within five business days of cancellation, unless the investor is a resident of a jurisdiction that, under Brazilian law, is deemed to be a tax haven.

•
Gains realized on the disposition of preferred shares through transactions with Brazilian residents or through transactions in Brazil off the Brazilian stock exchanges are generally subject to tax at a rate of 15%, or 25% in the case of a non-Brazilian holder residing in a tax haven jurisdiction.

•
Gains realized on preferred shares through transactions on Brazilian stock exchanges (including the organized over-the-counter market) are generally subject to tax at a rate of 15%, as of January 2005, unless the investor is entitled to tax-free treatment for the transaction under Resolution No. 2,689 of the National Monetary Council Regulations, as described immediately below. Non-Brazilian holders residing in a tax haven jurisdiction may be subject to tax at a rate of up to 25%.

Resolution No. 2,689 extends favorable tax treatment to a U.S. holder or other non-Brazilian holder of preferred shares who has (i) appointed a representative in Brazil with power to take action relating to the investment in preferred shares, (ii) registered as a foreign investor with the CVM and (iii) registered its investment in preferred shares with the Central Bank. Under Resolution No. 2,689, securities held by foreign investors must be maintained under the custody of, or in deposit accounts with, financial institutions duly authorized by the Central Bank and the CVM. In addition, the trading of securities is restricted under Resolution No. 2,689 to transactions on Brazilian stock exchanges or qualified over-the-counter markets. The preferential treatment generally afforded under Resolution No. 2,689 to investors in ADSs is not available to residents of tax havens. All preferred shares underlying ADSs qualify under Resolution No. 2,689.

There can be no assurance that the current preferential treatment for U.S. holders and other non-Brazilian holders under Resolution No. 2,689 will be maintained.

Gain on the disposition of preferred shares is measured by the difference between the amount realized on the sale or exchange and the acquisition cost of the shares sold, measured in Brazilian currency, without any correction for inflation. Although the matter is not free from doubt, there are arguments to sustain the position that the acquisition cost of shares registered as an investment with the Central Bank is calculated on the basis of the foreign currency amount registered with the Central Bank. See “—D. Exchange Controls—Registered Capital.”

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

As of January 1, 2005, the purchase price of preferred shares sold on the Brazilian stock exchange and on the Brazilian non-organized over-the-counter market is subject to withholding tax at a rate of 0.005%, except in the case of non-Brazilian holders entitled to tax-free treatment for the transaction under Resolution No. 2,689. This tax may be offset against the 15% income tax due on the gains realized upon the sale of the shares.

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

The withdrawal of preferred shares in exchange for ADSs is not subject to Brazilian tax. On receipt of the underlying preferred shares, a U.S. holder or non-Brazilian holder entitled to benefits under Resolution No. 2,689 will be entitled to register the U.S. dollar value of such shares with the Central Bank as described above, under “—D. Exchange Controls—Registered Capital.” If a U.S. holder or other non-Brazilian holder does not qualify under Resolution No. 2,689, such person will be subject to the less favorable tax treatment described above in respect of exchanges of preferred shares. Brazil’s tax treaties do not grant relief from taxes on gains realized on sales or exchanges of preferred shares.

Beneficiaries Residing or Domiciled in Tax Havens or Low-Tax Jurisdictions

With limited exceptions, any income derived from operations by a beneficiary that resides or is domiciled in a country considered to be a tax haven is subject to income tax to be withheld by the source at a rate of 25% instead of 15%. The increased rate also applies for capital gains paid to residents of low-tax jurisdictions.

In accordance with Law No. 9,959, non-Brazilian holders of ADSs or preferred shares who are residents of tax havens have been excluded from the tax incentives granted to holders of ADSs and investors under Resolution No. 2,689 since January 1, 2000 and are subject to the same tax treatment applicable to holders that are residents of or domiciled in Brazil.

Tax on Financial Transactions (IOF Tax)

IOF, or “IOF/Exchange Tax,” is a tax on the conversion of reais into foreign currency and on the conversion of foreign currency into reais. As a general rule, the inflow of funds related to investments carried out on the Brazilian financial and capital markets by a non-Brazilian holder that has registered its investment in Brazil with the Central Bank is subject to the IOF/Exchange Tax at a rate of 6.0%. However, if the inflow is related to an investment in the stock exchange or in over-the-counter markets, IOF/Exchange will trigger at the rate of 0%. Foreign exchange transactions related to outflows of funds in connection with investments carried out on the Brazilian financial and capital markets are subject to the IOF/Exchange Tax at a rate of zero, which also applies to payments of dividends and interest on shareholders’ equity. With the exception of these transactions, the rate applicable to most foreign exchange transactions is 0.38%. Other rates may apply to particular transactions and the Brazilian government may increase the rate at any time by up to 25.0% on the future foreign exchange transaction amount.

An “IOF/Bonds Tax” is due on transactions involving bonds and securities, including those carried out on a Brazilian stock exchange. The rate of the IOF/Bonds Tax applicable to the transfer of shares with the sole purpose of enabling the issuance of ADSs is currently 1.5%. The Brazilian government may increase the rate of the IOF/Bonds Tax at any time by up to 1.5% per day of the transaction amount, but only in respect of future transactions.

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

U.S. Federal Income Tax Considerations

The following are the material U.S. federal income tax consequences to U.S. Holders described herein of owning and disposing of preferred shares or ADSs, but this is not a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to hold such securities. The discussion applies only to U.S. Holders that hold preferred shares or ADSs as capital assets for U.S. federal income tax purposes and it does not describe all of the tax consequences that may be relevant to holders subject to special rules, such as:

•	certain financial institutions;

•	dealers or traders in securities who use a mark-to-market method of tax accounting;

•	persons holding preferred shares or ADSs as part of a hedge, “straddle,” integrated transaction or similar transaction;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	entities classified as partnerships for U.S. federal income tax purposes;

•	persons liable for the alternative minimum tax;

•	tax-exempt organizations;

•	persons that own or are deemed to own 10% or more of our voting stock;

•	persons who acquired our ADSs or preferred shares pursuant to the exercise of any employee stock option or otherwise as compensation; or

•	persons holding preferred shares or ADSs in connection with a trade or business conducted outside of the United States.

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

The U.S. Treasury has expressed concerns that parties to whom American depository shares are released before shares are delivered to the depositary (“pre-release”) or intermediaries in the chain of ownership between holders and the issuer of the security underlying the American depository shares may be taking actions that are inconsistent with the claiming of foreign tax credits by holders of American depository shares. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain noncorporate holders. Accordingly, the creditability of Brazilian taxes, and the availability of the reduced tax rate for dividends received by certain noncorporate holders, each described below, could be affected by actions taken by such parties or intermediaries.

This discussion assumes that we are not, and will not become, a passive foreign investment company, as described below.

Taxation of Distributions

Distributions paid on ADSs or preferred shares will generally be treated as dividends to the extent paid out of current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid by qualified foreign corporations to certain noncorporate U.S. Holders in taxable years beginning before January 1, 2013 are taxable at a maximum rate of 15%. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on a securities market in the United States, such as the New York Stock Exchange where our ADSs are traded. You should consult your tax advisers regarding the availability of the reduced tax rate on dividends in your particular circumstances.

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

Other Brazilian Taxes

You should note that any Brazilian IOF Tax (as discussed above under “—Brazilian Tax Considerations”) will not be a creditable foreign tax for U.S. federal income tax purposes, although you may be entitled to deduct such tax, subject to applicable limitations under U.S. law. You should consult your tax advisers regarding the U.S. federal income tax consequences of the payment of Brazilian IOF Tax, including whether you may claim a deduction for such tax or should instead include the amount of tax paid in your initial basis in the preferred shares or ADSs.

Passive Foreign Investment Company Rules

We believe that we were not a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for our 2011 taxable year. However, because PFIC status depends on the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year. If we were a PFIC for any taxable year during which a U.S. Holder held preferred shares or ADSs, gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of the preferred shares or ADSs would be allocated ratably over the U.S. Holder’s holding period for the preferred shares or ADSs. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for such taxable year, and an interest charge would be imposed on the amount allocated to such taxable year. Further, to the extent that any distribution received by a U.S. Holder on its preferred shares or ADSs exceeds 125% of the average of the annual distributions on preferred shares or ADSs received by a U.S. Holder during the preceding three years or such holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the preferred shares or ADSs. U.S. Holders should consult their tax advisers to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in those holders’ particular circumstances.

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

Certain U.S. Holders who are individuals may be required to report information relating to their ownership of securities of a non-U.S. person, subject to certain exceptions (including an exception for securities held in certain accounts maintained by U.S. financial institutions). U.S. Holders are urged to consult their tax advisers regarding the effect, if any, of these rules on their ownership and disposition of preferred shares or ADSs.

U.S. HOLDERS OF OUR PREFERRED SHARES OR ADSs SHOULD CONSULT THEIR OWN TAX ADVISERS AS TO THE BRAZILIAN, U.S. FEDERAL, STATE, LOCAL AND OTHER TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR PREFERRED SHARES OR ADSs BASED UPON THEIR PARTICULAR CIRCUMSTANCES.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement of Experts

Not applicable.

H.	Documents on Display

We are subject to the information requirements of the Exchange Act, except that as a foreign issuer, we are not subject to the proxy rules or the short-swing profit disclosure rules of the Exchange Act. In accordance with these statutory requirements, we file or furnish reports and other information with the SEC. Reports and other information filed or furnished by us with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street NE, Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Section of the Commission, 100 F Street NE, Washington, D.C. 20549, at prescribed rates. You may also inspect these reports and other information at the offices of the New York Stock Exchange, 11 Wall Street, New York, New York 10005, on which our ADSs are listed.

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

We are exposed to several market risks as a result of our commercial operations, debts obtained to finance our activities and financial derivative instruments, including exchange rate risk, interest rate risk, debt acceleration risk and credit risk. To help us manage our risks, we conduct a valuation of our financial assets and liabilities in relation to market values based on available information and appropriate valuation methodologies. However, the interpretation of market information, as well as the selection of methodologies, requires considerable judgment and reasonable estimates to produce adequate realization values. As a result, our valuation estimates do not necessarily indicate the amounts which will be realized in the current market. The use of different market approaches and/or methodologies for the estimates may have a significant effect on the estimated realization values.

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

To further assist our risk management, we conduct fair value analyses of our derivative financials instruments, as well as sensitivity analyses of our risk variables and our net exposure risk. For more details of the results of our valuation analysis, risk management strategies, and sensitivity analysis of our derivative financial instruments, please see Note 36 to our 2011 consolidated financial statements.

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

During 2011, we received from the depositary US$5,385,073.38 for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), any applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

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

As of December 31, 2011, we were not in default under any of our obligations and there were no dividend arrearages or delinquencies.

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

Disclosure Controls and Procedures

Our Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, are responsible for establishing and maintaining our disclosure controls and procedures. These controls and procedures were designed to ensure that information relating to us required to be disclosed in the reports that we file under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We evaluated these disclosure controls and procedures under the supervision of our CEO and CFO as of December 31, 2011. Based on this evaluation, our CEO and CFO concluded that our disclosure controls and procedures were adequate and effective and were designed to ensure that material information relating to us and our consolidated subsidiaries are made known to them by others within those entities to allow timely decisions relating to the required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act). Telefônica Brasil’s internal control system was designed to provide reasonable assurance as to the integrity and reliability of the published financial statements. All internal control systems, no matter how well designed, may have inherent limitations and can provide reasonable assurance that the objectives of the control system are met.

Management evaluated the effectiveness of internal control over financial reporting under the supervision of our Chief Executive Officer, or CEO and Chief Financial Officer  or CFO as of December 31, 2011 based on the criteria set out in the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework and concluded that, as of December 31, 2011, our internal control over financial reporting was adequate and effective.

Our independent registered public accounting firm, Ernst & Young Terco, has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2011. The report on the audit of our internal control over financial reporting is included herewith.

Attestation Report of the Registered Public Accounting Firm

Ernst & Young Terco, the independent registered public accounting firm that has audited our consolidated financial statements, has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2011. This attestation report appears on page F-3.

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

Our Control and Audit Committee is comprised of a minimum of three and a maximum of five nonexecutive directors. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Committees—Control and Audit Committee.” Our Board of Directors has designated Luis Bastida Ibarguen, an independent member of our Board of Directors under Brazilian rules and a member of our Control and Audit Committee, as the company’s “audit committee financial expert,” as such term is defined by the SEC. We anticipate that there will be some similar functions between the Control and Audit Committee and our statutory Fiscal Board (Conselho Fiscal), the latter of which meets the requirements of the general exemption from the listing standards for audit committees set forth in Exchange Act Rule 10A-3(c)(3). See “Item 16D. Exemptions from the Listing Standards for Audit Committees Procedures.”

ITEM 16B.	CODE OF ETHICS

Our Control and Audit Committee and our Board of Directors had approved a code of ethics (Normativa de Conduta para Financeiros da Telefônica Brasil S.A.). The code of ethics regulates the conduct of our managers in connection with the registration and control of financial and accounting information and their access to privileged and nonpublic information and data, to comply with the requirements of the Sarbanes-Oxley Act and NYSE rules. Our code of ethics follows the code of our parent company, Telefónica S.A. The code of ethics applies to our CEO, CFO and Investor Relations Officer, General and Executive Officer, General Secretary and Legal Officer and Comptroller, our Officers and corresponding foregoing positions at our subsidiaries, as well as to our executives in the areas for financial, management and internal controls. The code applies generally to all those with responsibilities similar to those listed above.

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

Ernst & Young Terco acted as our independent auditor for the fiscal years ended December 31, 2011, December 31, 2010 and December 31, 2009. The chart below sets forth the total amount billed to us by Ernst & Young Terco for services performed in the years 2011, 2010 and 2009, and breaks down these amounts by category of service:

	2011	2010	2009
	(in thousands of reais)
Audit Fees	7,002	4,474	4,591
Audit-Related Fees	1,305	755	–
Tax Fees	58	17	17
All Other Services	–	–	–
Total	8,365	5,246	4,608

For the years ended December 31, 2011, December 31, 2010 and December 31, 2009, we paid our auditors, Ernst & Young Terco  for auditing services rendered in the total amount of R$8,365 thousand, R$5,246 thousand and R$4,608 thousand, respectively.

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

Tax Fees

Refers to accounting services with respect to services related to tax compliance procedures.

All Other Fees

Not applicable.

Pre-Approval Policies and Procedures

Our Control and Audit committee evaluates the results of all audit and audit-related services provided by our auditors. Our Control and Audit committee has the authority to approve services to be provided by our auditors that are not specifically included within the scope of the audit. Our Board of Directors, with advice from the Control and Audit Committee, is responsible for authorizing the audit services provided by Ernst & Young Terco, the present auditor of the Company. Nonaudit services are required to be pre-approved by the Control and Audit Committee pursuant to the policy for pre-approval of nonaudit services.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES PROCEDURES

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

The significant differences between our corporate governance practices and the NYSE corporate governance standards are as follows:

Independence of Directors and Independence Tests

The Brazilian Corporate Law and our bylaws require that our directors be elected by our shareholders at a general shareholders meeting. Fifteen of our directors were appointed by our common shareholders, and one director was appointed by representatives of our minority preferred shareholders. Eleven of our directors are independent in accordance with rules generally accepted in Brazil.

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

Executive Sessions

According to the Brazilian Corporate Law, up to one-third of the members of the Board of Directors can be elected to executive positions. The remaining nonmanagement directors are not expressly empowered to serve as a check on management, and there is no requirement that those directors meet regularly without management. Notwithstanding, our Board of Directors consists of fourteen nonmanagement directors, eleven of whom are independent directors in accordance with rules generally accepted in Brazil, and as such, we believe we are in compliance with this standard.

Control and Audit Committee/Additional Requirements

Brazilian Corporate Law and our bylaws each require that we have a statutory Fiscal Board (Conselho Fiscal). See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Fiscal Board.” Our statutory Fiscal Board meets the requirements of the general exemption from the listing standards for audit committees set forth in Exchange Act Rule 10A-3(c)(3). See “Item 16D. Exemptions from the Listing Standards for Audit Committees Procedures.” Our statutory Fiscal Board is primarily charged with certain advisory, oversight and review functions with respect to the company’s financial statements. However, the statutory Fiscal Board, as required by Brazilian Corporate Law, has only an advisory role and does not participate in the management of the company. Indeed, decisions of the statutory Fiscal Board are not binding on the company under Brazilian Corporate Law. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Fiscal Board.”

In addition to our statutory Fiscal Board, we have established a Control and Audit committee as a best corporate governance practice to comply with the requirements of the Sarbanes-Oxley Act as described in Item 6C of this annual report. We anticipate that there will be some similar functions between the Control and Audit Committee and our statutor Fiscal Board.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this Item.

ITEM 18.	FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-117.

ITEM 19.	EXHIBITS

Exhibit Number	Description
1.1	Bylaws of Telefônica Brasil S.A., as amended (unofficial English translation).
2(a)
Deposit Agreement dated as of October 12, 2011, among Telefônica Brasil S.A., The Bank of New York, as Depositary, and Owners and Beneficial Owners of American Depositary Receipts issued thereunder.(1)

4(a).1
Contract and Justification of the Merger of Telefónica Data Brasil Holding S.A. into Telecomunicações De São Paulo S.A. – TELESP and Partial Spin-Off of Telefónica Empresas S.A. dated March 9, 2006.(2)

4(a).2	Credit facility with BNDES dated October 14, 2011 (unofficial English translation).
4(b).1
Grant Contract for Fixed Commuted Telephone Service in Local Modality (Sector 31) between Agência Nacional De Telecomunicações and Telecomunicações De São Paulo S.A. – TELESP dated June 30, 2011 (unofficial English translation).

4(b).2
Grant Contract for Fixed Commuted Telephone Service in Long-Distance Modality (Sector 31) between Agência Nacional De Telecomunicações and Telecomunicações De São Paulo S.A. – TELESP dated June 30, 2011 (unofficial English translation).

4(b).3
Certificate of Authorization to Provide Multimedia Communication Service, for the Collective Interest, by and between “Agência Nacional de Telecomunicações - ANATEL” and “Telecomunicações de São Paulo S.A. – TELESP” (unofficial English translation).(3)

4(b).4	Authorization Term of the Personal Mobile Service entered by ANATEL and Telesp Celular Participações S.A. (unofficial English translation).
4(b).5	Authorization Term of the Personal Mobile Service entered by ANATEL and Global Telecom S.A. (unofficial English translation).
4(b).6	Authorization Term of the Personal Mobile Service entered by ANATEL and Tele Centro Oeste Celular Participações S.A. (unofficial English translation).

Exhibit Number	Description
4(b).7	Authorization Term of the Personal Mobile Service entered by ANATEL and Telebahia Celular S.A.(unofficial English translation).
4(b).8	Authorization Term of the Personal Mobile Service entered by ANATEL and Telergipe Celular S.A. (unofficial English translation).
4(b).9	Authorization Term of the Personal Mobile Service entered by ANATEL and Telerj Celular S.A. (unofficial English translation).
4(b).10	Authorization Term of the Personal Mobile Service entered by ANATEL and Telest Celular S.A. (unofficial English translation).
8.1	List of Subsidiaries.
11.1	Code of Ethics of Telefônica Brasil S.A. (3)
12.1	Section 302 Certification of the Chief Executive Officer.
12.2	Section 302 Certification of the Chief Financial Officer.
13.1	Section 906 Certification of the Chief Executive Officer.
13.2	Section 906 Certification of the Chief Financial Officer.

(1)	Incorporated by reference to our Registration Statement of American Depositary Receipt shares on Form F-6POS (No. 333-146901) filed with the Commission on July 30, 2010.

(2)	Incorporated by reference to our form CB filed with the Commission on March 14, 2006.

(3)	Incorporated by reference to our annual report on Form 20-F (No. 001-14475) filed with the Commission on April 16, 2007.

GLOSSARY OF TELECOMMUNICATIONS TERMS

The following explanations are not intended as technical definitions, but to assist the reader in understanding certain terms as used in this Annual Report.

1xRTT: 1x Radio Transmission Technology, the CDMA 2000 1x technology, which, pursuant to the ITU (International Telecommunication Union) and in accordance with the IMT-2000 rules, is the 3G (third generation) technology.

AICE: Acesso Individual Classe Especial is a mandatory plan offered by the telecommunication providers to low-income customers. Includes different pricing schemes for the Basic Plan (Plano Básico) and the Mandatory Offer Alterative Plan (Plano Alternativo de Oferta Obrigatória).

AMPS: Advanced Mobile Phone System, a radio interface technology for cellular networks based on spectral spreading of the radio signal and channel division in the frequency domain.

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

CDMA: Code Division Multiple Access, an aerial interface technology for cellular networks based on spectral spreading of the radio signal and channel division in the code domain.

CDMA 2000 1xEV-DO: 3G (third generation) access technology with data transmission speed of up to 2.4 megabytes per second.

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

FTTH: Internet access through Fiber Optic (“Fiber to the Home”).

FWT: Fixed-phones using the wireless network (“Fixed Wireless Telephone”).

GSM: Global System for Mobile Communications, a service rendered by concession from ANATEL for a specific frequency range.

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

MMDS: (Multichannel Multipoint Distribution Service): It’s a wireless telecommunications technology, used for general-purpose broadband networking or, more commonly, as an alternative method of cable television programming reception.

Net additions: total number of new customers acquired in any period minus the reduction in the number of customers.

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

PGA-SMP: Plano Geral de Autorizações do Serviço Móvel Pessoal, or General Plan of Authorizations for the Personal Mobile Services.

PGO: Plano Geral de Outorgas, or General Plan of Grants.

PUC: Prestação Utilidade Comodidade, which are convenience services offered to fixed-line customers, such as caller ID, voicemail, call forwarding, etc.

SCM: Serviço de Comunicação Multimídia or multimedia communication services.

SMP: Serviço Móvel Pessoal or Personal Mobile Service, a service rendered pursuant to an authorization granted by ANATEL to provide mobile service in a specific frequency range.

SMS: text messaging services for wireless devices, which allow customers to send and receive alphanumerical messages.

STFC: Serviço Telefônico Fixo Comutado, or the transmission of voice and other signals between determined fixed points.

Switch: Devices used to set up and route telephone calls either to the number called or to the next switch along the path. They may also record information for billing and control purposes.

TDMA: Time Division Multiple Access, a radio interface technology for cellular networks based on spectral spreading of the radio signal and channel division in the time domain.

Universal service: The obligation to supply basic service to all users throughout a national territory at reasonable prices.

VOIP: Voice over Internet Protocol, is a technology for transmitting voice using the Internet.

VOD: Video on demand systems allow users to select and watch/listen to video or audio content on demand.

VU-M: Valor de Remuneração de Uso de Rede do Serviço Móvel Pessoal, or Compensation Value for Network Use of Personal Mobile Service.

WAP: Wireless Application Protocol, an open and standardized protocol started in 1997, which allows access to Internet servers through specific equipment, a WAP Gateway at the carrier, and WAP browsers in customers’ wireless devices.

WCDMA: Wide-Band Code-Division Multiple Access, a technology for wideband digital radio communications of Internet, multimedia, video and other bandwidth-demanding applications.

Wireless devices: wireless appliances that we sell, including cellular handsets, wireless handheld devices and wireless broadband cards.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TELEFÔNICA BRASIL S.A.
By:	/s/ Antonio Carlos Valente da Silva
	Name:	Antonio Carlos Valente da Silva
	Title:	Chief Executive Officer

By:	/s/ Gilmar Roberto Pereira Camurra
	Name:	Gilmar Roberto Pereira Camurra
	Title:	Chief Financial Officer and Investor Relations Officer

Date: April 20, 2012

Telefônica Brasil S.A.
(formerly Telecomunicações de São Paulo S.A. – Telesp)

Consolidated Financial statements

As of and for the years ended December 31, 2011, 2010 and 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Telefônica Brasil S.A.

We have audited the accompanying consolidated balance sheets of Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A.- Telesp) and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Telefônica Brasil S.A. and subsidiaries at December 31, 2011 and 2010, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Telefônica Brasil S.A.'s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 14, 2012 expressed an unqualified opinion thereon.

São Paulo, February 14, 2012

ERNST & YOUNG TERCO
Auditores Independentes S.S.

/s/ Alexandre Hoeppers

Alexandre Hoeppers
Partner

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Telefônica Brasil S.A.

We have audited Telefônica Brasil S.A.’s (formerly Telecomunicações de São Paulo S.A.- Telesp) internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Telefônica Brasil S.A.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s annual report on internal control over financial reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Telefônica Brasil S.A. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Telefônica Brasil S.A. and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2011 and our report dated February 14, 2012 expressed an unqualified opinion thereon.

São Paulo, February 14, 2012

ERNST & YOUNG TERCO
Auditores Independentes S.S.

/s/ Alexandre Hoeppers

Alexandre Hoeppers
Partner

Telefônica Brasil S.A.
(formerly Telecomunicações de São Paulo S.A. – Telesp)

Consolidated Balance sheets
December 31, 2011 and 2010
(In thousands of reais)

		As of December 31,
Assets		2011	2010
Current assets	Note	11,810,118	5,147,449
Cash and cash equivalents	5 and 36	2,940,342	1,556,715
Trade accounts receivable, net	6	5,105,860	2,546,225
Inventories	7	471,721	77,499
Recoverable taxes	8.1	2,495,066	659,357
Escrow deposits	9	116,421	-
Derivatives	36	1,840	166
Prepaid expenses	10	255,056	41,372
Other	11	423,812	266,115
Noncurrent assets		53,679,855	14,818,845
Long-term portion of investments pledged as collateral		99,114	-
Trade accounts receivable, net	6	84,855	67,343
Recoverable taxes	8.1	1,014,959	326,677
Deferred taxes	8.2	1,428,878	503,679
Escrow deposits	9	3,400,244	1,710,683
Derivatives	36	225,935	-
Prepaid expenses	10	32,138	24,647
Other	11	148,293	153,808
Investments	12	37,835	100,837
Property, plant and equipment, net	13	17,153,920	10,200,697
Intangible assets, net	14	30,053,684	1,730,474

Total Assets		65,489,973	19,966,294

The accompanying notes are an integral part of these Consolidated Financial Statements.

		As of December 31,
Liabilities and Shareholders’ Equity		2011	2010
Current Liabilities		12,740,263	5,615,310
	Note
Payroll and related accruals	15	495,624	307,245
Trade accounts payable	16	6,081,611	2,832,157
Taxes payable	17	1,691,991	754,993
Loans and financing	18.1	988,413	420,412
Debentures	18.2	468,624	-
Dividends and interest on shareholders’ equity payable	19	972,986	450,897
Provisions	20	416,313	240,213
Derivatives	36	51,162	9,502
Deferred revenue	21	761,268	103,339
Share fractions		389,953	112,594
Other	22	422,318	383,958
Noncurrent Liabilities		9,418,925	2,683,870
Taxes payable	17	459,358	38,707
Deferred taxes	8.2	788,954	-
Loans and financing	18.1	3,959,115	1,405,314
Debentures	18.2	787,807	-
Provisions	20	3,120,798	1,118,698
Derivatives	36	78,369	18,542
Deferred revenue	21	156,266	38,400
Other	22	68,258	64,209
Shareholders’ equity	23	43,330,785	11,667,114
Capital		37,798,110	6,575,480
Capital reserves		2,719,665	2,733,562
Legal reserve		877,322	659,556
Non-controlling interest acquisition premium		(29,929)	-
Other comprehensive Income		7,520	4,417
Additional proposed dividends		1,953,029	1,694,099
Non-controlling shareholders		5,068	-
Total Liabilities		65,489,973	19,966,294

The accompanying notes are an integral part of these Consolidated Financial Statements.

Telefônica Brasil S.A.
(formerly Telecomunicações de São Paulo S.A. – Telesp)

Consolidated Income Statement
For the years ended December 31, 2011, 2010 and 2009
(In thousands of reais, except earnings per share data)

	Note	2011	2010	2009
Net operating revenue	24	29,128,740	15,798,251	15,852,533
Cost of goods and services	25	(14,728,171)	(8,844,805)	(9,236,386)
Gross profit		14,400,569	6,953,446	6,616,147
Operating (expenses) income		(8,603,203)	(3,388,110)	(3,202,254)
Selling	26	(7,259,703)	(2,964,632)	(2,528,485)
General and administrative	27	(1,785,658)	(738,846)	(805,353)
Equity in earnings (losses) of associates	12	-	2,889	18,787
Other operating income, net	28	442,158	312,479	112,797

Operating income before financial expenses, net		5,797,366	3,565,336	3,413,893
Financial expense, net	29	(139,692)	(120,738)	(188,792)

Income before income tax and social contribution		5,657,674	3,444,598	(3,225,101)
Income tax and social contribution	30	(1,295,475)	(1,045,762)	(1,021,012)
Net income for the year		4,362,199	2,398,836	2,204,089

Attributed to:
Interest of non-controlling shareholders		6,881	-	-
Equity holders of the parent company		4,355,318	2,398,836	2,204,089

Basic and diluted earnings per share – common		4.40	4.45	4.08
Basic and diluted earnings per share – preferred		4.84	4.89	4.49

The accompanying notes are an integral part of these Consolidated Financial Statements.

Telefônica Brasil S.A.
(formerly Telecomunicações de São Paulo S.A. – Telesp)

Consolidated Statement of comprehensive income
For the years ended December 31, 2011, 2010 and 2009
 (In thousands of reais)

	2011	2010	2009
Net income for the year	4,362,199	2,398,836	2,204,089
Gains (Losses) on available for sale securities	(5,170)	(117,609)	22,251
Taxes on earnings (losses) on available for sale securities	1,758	39,987	(7,565)
Unrealized actuarial gains (losses) and effect of the limitation of surplus plan assets	(62,581)	(60,585)	25,526

Taxes on unrealized actuarial gains (losses) and effect of the limitation of surplus plan assets	19,584	18,522	(6,830)
Gains (losses) on cash flow hedge	3,022	-	-
Taxes on gains (losses) on cash flow hedge	(1,027)	-	-
Cumulative translation adjustments of foreign currency transactions	4,520	(6,778)	(2,963)

Net gains (losses) recognized in equity	(39,894)	(126,463)	30,419

Comprehensive income for the year	4,322,305	2,272,373	2,234,508

Attributable to:
Interest of non-controlling shareholders	6,881	-	-
Equity holders of the parent company	4,315,424	2,272,373	2,234,508

The accompanying notes are an integral part of these Consolidated Financial Statements.

Telefônica Brasil S.A.
(formerly Telecomunicações de São Paulo S.A. – Telesp)

Consolidated Statements of changes in shareholders’ equity
For the years ended December 31, 2011, 2010 and 2009
(In thousands of reais)

	Capital	Premium paid on acquisition of non-controlling interest	Special Goodwill reserve	Capital reserves	Treasury shares	Legal Reserve	Retained Earnings	Additional proposed dividend	Unrealized gains on available for sale securities, net of tax	Cash flow hedge	Cumulative translation adjustments	Shareholders’ equity of company	Participation of non-controlling shareholders	Total shareholders' equity

Balances on December 31, 2008	6,575,480	-	63,074	2,688,207	(17,719)	659,556	(58,571)	395,109	76,232	-	862	11,300,302	-	10,382,230

Unclaimed dividends and interest on shareholders’ equity, net of taxes							153,673							153,673
Net income for the year							2,204,089							2,204,089
Other comprehensive income							18,696		14,686		(2,963)			30,419
Appropriations:
Dividends							(470,000)	(395,109)						(865,109)
Interest on shareholders’ equity							(514,250)							(514,250)
Withholding tax on interest on shareholders’ equity							(90,750)							(90,750)
Additional proposed dividend							(1,251,646)	1,251,646						-

Balances as of December 31, 2009	6,575,480	-	63,074	2,688,207	(17,719)	659,556	(8,759)	1,251,646	90,918	-	(2,101)	11,300,302	-	11,300,302

Unclaimed dividends and interest on shareholders’ equity, net of taxes	-		-	-	-	-	134,440	-	-	-	-	134,440	-	134,440
Net income for the year	-	-	-	-	-	-	2,398,836	-	-	-	-	2,398,836	-	2,398,836
Other comprehensive income	-	-	-	-	-	-	(42,063)	-	(77,622)	-	(6,778)	(126,463)	-	(126,463)
Appropriations:		-
Dividends	-		-	-	-	-	(196,355)	(1,251,646)	-	-	-	(1,448,001)	-	(1,448,001)
Interest on shareholders’ equity	-	-	-	-	-	-	(503,200)	-	-	-	-	(503,200)	-	(503,200)
Withholding tax on interest on shareholders’ equity	-	-	-	-	-	-	(88,800)	-	-	-	-	(88,800)	-	(88,800)
Additional proposed dividend		-					(1,694,099)	1,694,099	-	-		-		-

Balances as of December 31, 2010	6,575,480		63,074	2,688,207	(17,719)	659,556	-	1,694,099	13,296	-	(8,879)	11,667,114	-	11,667,114

Unclaimed dividends and interest on shareholders’ equity, net of taxes	-		-	-	-	-	107,874	-	-	-	-	107,874	-	107,874
Capital increase due to the acquisition of Vivo Part. on 04/27/2011	31,222,630	-	-	47,723	-	-	-	-	-	-	-	31,270,353	-	31,270,353
Withdrawal rights paid to shareholders due to the acquisition of Vivo Part.	-	-	-	-	(3)	-	-	-	-	-	-	(3)	-	(3)
Repurchase of shares	-	-	-	-	(61,617)	-	-	-	-	-	-	(61,617)	-	(61,617)
Acquisition of non-controlling shareholders	-	(29,929)	-		-	-	-	-	-	-	-	(29,929)	(1,813)	(31,742)
Net income for the year	-	-	-	-	-	-	4,355,318	-	-	-	-	4,355,318	6,881	4,362,199
Other comprehensive income	-	-	-	-	-	-	(42,997)		(3,412)	1,995	4,520	(39,894)	-	(39,894)

Appropriations		-						-	-	-	-	-	-	-
Dividends	-		-	-	-	-	(382,400)	(1,694,099)	-	-	-	(2,076,499)	-	(2,076,499)
Interest on shareholders’equity	-	-	-	-	-	-	(1,586,950)	-	-	-	-	(1,586,950)	-	(1,586,950)
Withholding tax on interest on shareholders’equity	-	-	-	-	-	-	(280,050)	-	-	-	-	(280,050)	-	(280,050)
Legal Reserve	-	-	-	-	-	217,766	(217,766)	-	-	-	-	-	-	-
Additional proposed dividend	-	-	-	-	-	-	(1,953,029)	1,953,029	-	-	-	-	-	-
		-
Balances as of December 31, 2011	37,798,110	(29,929)	63,074	2,735,930	(79,339)	877,322	-	1,953,029	9,884	1,995	(4,359)	43,325,717	5,068	43,330,785
Outstanding shares (thousand)														1,123,885
Book value per share														38.55

The accompanying notes are an integral part of these Consolidated Financial Statements.

Telefônica Brasil S.A.
(formerly Telecomunicações de São Paulo S.A. – Telesp)

Consolidated Statements of cash flows
For the years ended December 31, 2011, 2010 and 2009
(In thousands of reais)

	2011	2010	2009
Cash flows from operations
Income before income tax and social contribution	5,657,674	3,444,598	3,225,101
Items that do not affect cash
Expenses (revenues) not affecting cash	5,326,120	2,270,478	3,215,771
Depreciation and amortization	4,585,994	1,913,494	2,505,475
Exchange variations from loans	89,549	(638)	(49,847)
Monetary variations	(30,323)	34,580	33,245
(Gain)/ Loss from equity in earnings of associates	-	(2,889)	(18,788)
Gain on permanent asset disposals	(482,115)	(317,486)	14,374
Allowance for doubtful accounts	506,581	386,340	564,580
Pension and other post-retirement benefits plans	(1,163)	4,504	6,433
Tax, civil and labor provisions	255,420	25,578	(146,052)
Interest expense	416,426	240,367	317,008
Provision for dismantling costs	(33,138)	4,332	714
Provision for loyalty program	9,861	-	-
Others	9,028	(17,704)	(11,371)
(Increase) decrease in operating assets	(488,210)	(208,514)	(771,024)
Trade accounts receivable, net	(933,558)	87,501	(395,235)
Inventories	(55,669)	70,937	(2,939)
Other current assets	601,573	(61,161)	(185,918)
Other noncurrent assets	(100,556)	(305,791)	(186,932)

Increase (decrease) in operating liabilities	(2,354,209)	(974,304)	(1,220,375)
Payroll and related accruals	(56,908)	166,994	(9,584)
Accounts payable and accrued expenses	85,694	(26,355)	177,103
Taxes other than income taxes	130,058	(8,043)	(110,144)
Other current liabilities	(521,056)	43,621	(272,808)
Other noncurrent liabilities	(97,655)	(3,031)	88,003
Interest paid	(496,103)	(265,792)	(328,370)
Income and social contribution taxes paid	(1,398,239)	(881,698)	(764,575)

Cash provided by operations	8,141,375	4,532,258	4,449,473

Telefônica Brasil S.A.
(formerly Telecomunicações de São Paulo S.A. – Telesp)

Consolidated Statements of cash flows (Continued)
For the years ended December 31, 2011, 2010 and 2009
(In thousands of reais)

	2011	2010	2009

Cash flows generated from (used in) investing activities
Capital increase in subsidiaries and associates	-	(3,557)	-
Acquisition of fixed and intangible assets, net of grants	(4,653,708)	(2,126,465)	(2,324,141)
Cash from sales of fixed assets	610,880	292,858	28,240
Cash from sales of investment	-	178,453	-
Cash and cash equivalents from consolidation of companies	31,095	-	-
Cash and cash equivalents from business combination	1,982,898	-	-

Cash used in investing activities	(2,028,835)	(1,658,711)	(2,295,901)

Cash flows generated from (used in) financing activities
Loans paid	(1,426,334)	(1,742,818)	(432,924)
New loans obtained	2,123,727	74,275	272,600
Net payment on derivatives contracts	56,765	(5,399)	31,467
Dividends and interest on shareholders’ equity paid	(5,387,601)	(1,919,906)	(1,488,705)
Acquisition of non-controlling interest	(33,850)	-	-
Repurchase of shares	(61,620)	-	-
Cash used in financing activities	(4,728,913)	(3,593,848)	(1,617,562)

Increase (decrease) in cash and cash equivalents	1,383,627	(720,301)	536,010

Cash and cash equivalents at beginning of year	1,556,715	2,277,016	1,741,006
Cash and cash equivalents at end of year	2,940,342	1,556,715	2,277,016

Changes in cash during the year	1,383,627	(720,301)	536,010

The accompanying notes are an integral part of these Consolidated Financial Statements.

Notes to the Consolidated Financial Statements
December 31, 2011, 2010 and 2009
(In thousands of reais)

1.	Operations and background

a)	Controlling shareholders

Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – Telesp), hereinafter “Telefônica Brasil” or “Company”, is headquartered at Rua Martiniano de Carvalho, 851, in the capital of the state of São Paulo, Brazil. Telefônica Brasil belongs to the Telefonica Group, the telecommunications industry leader in Spain which is also present in several European and Latin American countries. The Company is controlled by Telefónica S.A., which as of December 31, 2011, held total direct and indirect interest of 73.81% of which 91.76% are common shares and 64.60% are preferred shares (87.95% in December 31, 2010, of which 85.57% were common shares and 89.13% were preferred shares).

b)	Operations

The Company and its subsidiaries’ basic business purpose is the rendering of fixed wire telephone services in the state of São Paulo and mobile telephone services nationwide under Fixed Switch Telephone Service Concession Agreement - STFC and authorizations, respectively granted by the National Communications Agency (ANATEL), which is in charge of regulating the telecommunications sector in Brazil under the Law n°9,472 of July 16, 1997 – General Law of Telecommunications modified by Law n° 9,986 of July 18, 2000 (Note 1.b.1 and 1.b.2.). The Company and its subsidiaries have also authorizations from ANATEL to provide other telecommunications services, such as data communication to the business market, broadband internet services (under the Speedy and Ajato brands), mobile telephone services (SMP, through Vivo) and pay TV services (i) by satellite all over the country (Telefonica TV Digital) and (ii) using (MMDS) Multichannel Multipoint Distribution Service technology in the cities of São Paulo, Rio de Janeiro, Curitiba and Porto Alegre. The authorizations for use of 2.5GHz frequency associated with pay TV service by MMDS technology were extended in February 16, 2009 and await a decision from ANATEL regarding the payment conditions for renewal.

The Company is registered with the Brazilian Securities and Exchange Commission (CVM) as a publicly-held Company - category A (issuers authorized to negotiate any securities) and its shares are traded on the São Paulo Stock Exchange (BM&FBovespa). The Company is also registered with the U.S. Securities and Exchange Commission (SEC) and its American Depositary Shares (ADSs) – level II, listed only as preferred shares, are traded on the New York Stock Exchange (NYSE).

b.1.	Fixed Switch Telephone Service Concession Agreement (STFC)

The Company is the concessionaire of the Fixed Switched Telephone Service (STFC) to render fixed telephony services in the local network and national long distance calls originated in sector 31 of region 3, which comprises the State of São Paulo (except the municipalities that form the sector 33), established in the General Concession Plan (PGO/2008).

The current Concession Agreement dated June 30, 2011, in place since July 1, 2011 awarded as an onerous title, will be valid until December 31, 2025. However, the agreement can be reviewed on December 31, 2015 and December 31, 2020. Such condition allows ANATEL to set up new requirements and goals for universalization and quality of telecommunication services, according to the conditions in place at that moment.

The Concession Agreement establishes that all assets owned by the Company which are indispensable to the provision of the services described on such agreement are considered reversible assets and are deemed to be part of the concession assets. These assets will be automatically returned to ANATEL upon expiration of the concession agreement, according to the regulation in force at that moment. On December 31, 2011, the carrying amount of reversible assets is estimated at R$6,698,899 (R$6,818,075 as of December 31, 2010), comprised of switching and transmission equipment and public use terminals, external network equipment, energy equipment and system and operation support equipment.

In accordance with the Concession Agreement, every two years, during the agreement’s new 20-year period, public regime companies will have to pay a fee which will correspond to 2% of its prior-year SFTC revenue, net of taxes and social contributions. In April of 2011, the Company made a payment for this concept of R$186,852, based on the 2010 STFC net revenues.

b.2.	Commitments and relatives frequencies for mobile services

The authorizations granted by ANATEL may be renewed just once, for a 15-year period. Biannually, after the first renewal, a payment of rates equivalent to 2% (two percent) of the company’s revenue for the preceding year, net of taxes and mandatory social contributions related to the application of the Basic and Alternative Plans of Service.

The subsidiary Vivo S.A. is engaged in cellular mobile telephone services (Personal Mobile Service – SMP), including the activities necessary or useful for the performance of said services, in conformity with the authorities granted to it.

In the auctions held by ANATEL on December 14 and 15, 2010, Vivo S.A. was the winner in 23 lots offered for sale the remaining sub-ranges of 900 MHz and 1800 MHz frequencies, in accordance with the Invitation to Bid n°002/2010/PVCP/SPV-ANATEL.

On April 28, 2011, in its 604th meeting held, ANATEL’s Board of Directors, decided in relation to the bidding instructions for H Band surplus (Bidding Instruction No. 002/2010/PVCP/SPV-Anatel) approved Lots 41, 42, 44, 45, 76 to 84, 92, 101, 105, 107, 115, 119, 122, 124, 128 and 163 for Vivo S.A. and other bid-winning operators for lots of that auction.

On May 30, 2011, the decision was published in the Official Gazette (DOU) and the authorization terms were signed with ANATEL. Accordingly, with the ratification of the aforementioned lots, Vivo S.A. increased its overall spectrum and began to operate in the 900 Mhz and 1.800 Mhz frequencies.

On the date of the signature of the Authorization Terms, R$81,175 was paid relating to 10% of the total value and the remaining 90% was paid on December 2011.

The amount of R$811,754, relating to a total of 23 lots, was adjusted in accordance with the remaining license period and recorded as an intangible asset.

On August 18, 2011, Act No. 7012 was published in the Official Gazette (DOU), which authorized Vivo S.A. to provide Switched Fixed Telephone Services (STFC) to the general public. Vivo S.A. is operating under this authorization nationwide, except in the State of São Paulo, where the company operates.

Vivo S.A. is engaged in providing the Personal Mobile Service (SMP), including activities necessary or useful for the execution of these services, in accordance with the authorizations granted, as follows:

Operating Areas	Authorization maturity
Region 1	
Rio de Janeiro	
Radiofrequencies 800/900/1800/1900/2100 MHz	11/29/20 (band A), 11/30/20 (band L) and 04/30/23 (band J)
Espírito Santo	
Radiofrequencies 800/900/1800/1900/2100 MHz	04/30/23 (band J) e 11/30/23 (band A and L)
Amazonas, Roraima, Amapá, Pará and Maranhão	
Radiofrequencies 800/900/1800/2100 MHz	11/29/13 (band B) and 04/30/23 (band J)
Minas Gerais (excluding Triângulo Mineiro)	
Radiofrequencies 800/900/1800/1900/2100 MHz	04/29/23 (band A) and 04/30/23 (band J)
Minas Gerais (Triângulo Mineiro)	
Radiofrequencies 800/900/1800/1900/2100 MHz	04/28/20 (band E) and 04/29/23 (band J)
Bahia	
Radiofrequencies 800/900/1800/1900/2100 MHz	04/30/23 (band J) and 06/29/23 (band A and L)
Sergipe	
Radiofrequencies 800/900/1800/1900/2100 MHz	04/30/23 (band J) and 12/15/23 (band A and L)
Alagoas, Ceará, Paraíba, Pernambuco, Piauí and Rio Grande do Norte	
Radiofrequencies 1800/1900/2100 MHz	12/7/22 (band L) and 04/30/23 (band E and J)
Region 2	
Paraná and Santa Catarina	
Radiofrequencies 800/900/1800/1900/2100 MHz	04/8/13 (band B and L) and 04/30/23 (band J and M)
Rio Grande do Sul	
Radiofrequencies 800/900/1800/1900/2100 MHz	12/17/22 (band A and L) and 04/30/23 (band J and M)
Distrito Federal	
Radiofrequencies 800/900/1800/1900/2100 MHz	07/24/21 (band A and L) and 04/30/23 (band J and M)
Goiás and Tocantins	
Radiofrequencies 800/900/1800/1900/2100 MHz	04/30/23 (band J and M) and 10/29/23 (band A and L)
Mato Grosso	
Radiofrequencies 800/900/1800/1900/2100 MHz	04/30/23 (band J and M) and 03/30/24 (band A and L)
Mato Grosso do Sul	
Radiofrequencies 800/900/1800/1900/2100 MHz	04/30/23 (band J and M) and 09/28/24 (band A and L)
Rondônia	
Radiofrequencies 800/900/1800/1900/2100 MHz	04/30/23 (band J and M) and 07/21/24 (band A and L)
Acre	
Radiofrequencies 800/900/1800/1900/2100 MHz	04/30/23 (band J and M) and 07/15/24 (band A and L)
Rio Grande do Sul (Pelotas, Morro Redondo, Capão do Leão e Turuçu), Mato Grosso do Sul (CTBC area) and Goiás (CTBC area)	
Radiofrequencies 1800/1900/2100 MHz	12/7/22 (band L) and 04/30/23 (band D, J and M)
Region 3	
São Paulo	
Radiofrequencies 800/1800/1900/2100 MHz	04/30/23 (band J) and 08/05/23 (band A and L)
São Paulo (Ribeirão Preto, Guatapará and Bonfim Paulista)	
Radiofrequencies 800/1800/1900/2100 MHz	04/30/23 (band J) and 01/20/24 (band A and L)
São Paulo (área de Franca and região)	
Radiofrequencies 1800/1900/2100 MHz	12/7/22 (band L) and 04/30/23 (band J)

c)	Subsidiaries

Vivo S. A.:

Wholly-owned subsidiary of the Company, Vivo S.A. is engaged in providing SMP services, including activities necessary or useful for the execution of these services, in accordance with the authorizations granted.

Telecom S.A.

Telecom S.A. is a wholly-owned subsidiary of the Company, engaged in the following services:

(i)	Maintenance of customer internal telephony network, i.e. installation, maintenance, exchange and extension of new points of internal telephony wire in companies and houses;

(ii)	iTelefônica, provider of free internet access;

(iii)	Speedy Wi-Fi, broadband service for wireless internet access;

(iv)	Speedy Corp, broadband provider developed especially for the corporate market;

(v)
Integrated IT solution named “Posto Informático” allowing access to Internet, connection of private networks and rental of IT equipment. Since August 2010 the service of internet access has been provided by Telefônica Brasil;

(vi)	Product At-home solutions, home automation that is among the consulting services and development of automation design and installation and configuration of the solution;

(vii)
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

Ajato Telecomunicações Ltda.

The corporate purpose of Ajato Telecommunications Ltd is to provide telecommunications  and IT services, access to telecommunications network, internet and radio, including telemarketing, image and data services, trade lease, import, export, maintenance and repair for those equipments.

Telefônica Data S.A.

The corporate purpose of Telefônica Data S.A. is to provide and operate telecommunications services, as well as to prepare, implement and deploy projects involving integrated corporate solutions, telecommunication  advisory  services,  technical assistance services, sale, lease and maintenance of telecommunication equipment and networks.

Aliança Atlântica Holding B.V.

Company based in Netherlands, Amsterdam, with a 50% interest owned by Telefonica Brasil, holds cash from the sale of Portugal Telecom’s shares in June 2010 and a small interest in Zon Multimedia, a company of Portugal Telecom Group which provides pay-TV services, internet, distribution of audiovisual content, cinema and telecommunications services.

Companhia AIX de Participações

This company is engaged in the Refibra consortium, as a leader, as well as in both direct and indirect development of activities related to the construction, conclusion and operation of underground fiber optic networks. Currently, Telefônica Brasil holds a 50% interest in this company.

Companhia ACT de Participações

Companhia ACT is engaged in the Refibra consortium, as a leader, as well as in activities related to providing technical assistance for the preparation of the network conclusion project by providing studies to make it more profitable, as well as to inspect the activities in progress related to the project. Currently, Telefônica Brasil holds a 50% interest in this company.

GTR Participações e Empreendimentos S.A.:

The business purpose of GTR Participações e Empreendimentos S.A. is to hold equity interest in other companies, which are engaged in providing cable and pay-TV services, telecommunications services in general, the production, purchase, licensing, import and distribution of television programs, either its own or third parties’, spare parts and equipment, management and rendering of telecommunications and pay-TV service platforms.

TVA Sul Paraná S.A.:

The business purpose of TVA Sul Paraná S.A. is to provide cable and pay-tv services, telecommunications services in general, produce, purchase, license, import and distribute television programs, either its own or third parties’, spare parts and equipment, manage, update and exploit telecommunications and pay-TV service platforms and publish journals.

Lemontree Participações S.A.:

The business purpose of Lemontree S.A. is to hold equity interest in other companies, which are engaged in providing cable and pay-TV services, telecommunications services in general, the production, purchase, licensing, import and distribution of television programs, either its own or third parties’, spare parts and equipments, management, updating and exploitation of telecommunications and pay-TV services platforms, and data management and trading.

Comercial Cabo TV São Paulo S.A.:

The business purpose of Comercial Cabo TV São Paulo S.A. is to provide cable and pay-TV services, advisory and consultancy services in telecommunications in general, to produce, purchase, license, import and distribute television programs, either its own or third parties’, spare parts and equipment, manage, update and exploit telecommunications and pay-TV service platforms, and to engage in all types of marketing and advertisement.

The table below shows the list of direct and indirect wholly-owned subsidiaries of the Company as well as the percentage ownership shareholdings:

Subsidiaries	Dec/2011	Dec/2010
Vivo S.A. (1)	100%	-
Telefônica Data S.A.	100%	100%
A.Telecom S.A.	100%	100%
Telefônica Sistema de Televisão S.A.	100%	100%
Ajato Telecomunicações Ltda.	100%	100%
GTR Participações e Empreend. S.A. (2)	66.67%	66.67%
TVA Sul Paraná S.A. (2)	91.50%	91.50%
Lemontree Participações S.A. (2)	83.00%	66.67%
Comercial Cabo TV São Paulo S.A. (2)	93.19%	86.65%
Aliança Atlântica Holding B.V.(3)	50%	50%
Companhia AIX de Participações (3)	50%	50%
Companhia ACT de Participações (3)	50%	50%

(1) fully consolidated as from April 2011 (Notes 1.e and 4).
(2) fully consolidated as from January 2011.
(3) jointly controlled.

d)	Share Trading in Stock Exchanges

d.1.	Shares traded in the São Paulo Stock Exchange (BM&FBovespa)

On September 21, 1998, the Company started trading its shares in the São Paulo Stock Exchange (BM&FBovespa), under tickers TLPP3 and TLPP4, for common and preferred shares.

The Extraordinary Shareholders’ Meetings of Vivo Participações S.A. (Vivo Part.) and Telesp held on October 3, 2011, approved the merger of Vivo Part. into Telesp, which, on the same date, changed its corporate name to Telefônica Brasil S.A. On October 6, 2011, the Company changed its ticker codes to VIVT3 and VIVT4 for common and preferred shares, respectively, and the stock exchange code for Telefônica Brasil (see note 4).

d.2.	Shares traded in the New York Stock Exchange (NYSE)

On November 16, 1998, the Company started the ADR trading process in the New York Stock Exchange (NYSE), which currently have the following characteristics:

•	Type of share: preferred.

•	Each ADR represents 1 (one) preferred share.

•	The shares are traded in the form of ADRs through code “VIV” on the New York Stock Exchange.

•	Foreign depositary bank: The Bank of New York.

•	Custodian bank in Brazil: Banco Itaú S.A.

e)	Corporate events in 2011

Merger of shares of Vivo Participações S.A. into Telefônica Brasil

In a meeting held on March 24, 2011, ANATEL gave prior consent to the Corporate restructuring operation involving the Company and Vivo Participações S.A., with Act No. 1,970, dated April 1, 2011, published in the Official Gazette on April 11, 2011.

The Company’s Extraordinary Shareholders’ Meeting held on April 27, 2011, unanimously approved the

Protocol of Merger and Instrument of Justification agreed between the Company and Vivo Part., with each share of Vivo Part. exchanged for 1.55 shares of the Company. The Company’s common and preferred shareholders and Vivo Part.’s common shareholders had until May 30, 2011 to exercise their right to withdrawal. Shareholders that could evidence shareholding on December 27, 2010, the date of publication of the Notices of Material Fact relating to the transaction, and opted for the right to withdraw were refunded for the shares they had of the respective companies. Amounts refunded to the Company’s common and preferred shareholders and to Vivo Part.’s common shareholders were R$23.06 and R$25.30 per share, respectively, calculated based on the net worth value of the shares, as stated in the balance sheet of each of the companies, dated as of December 31, 2010.

Corporate restructuring – Grouping of SMP Authorizations and Simplification of Corporate Structure

Vivo Part. Board of Director’s Meeting held on June 14, 2011 approved a proposal to group the authorizations for the provision of SMP services (by the time held by Vivo Part. in the state of Minas Gerais and by Vivo S.A. in the other states of Brazil), bringing together the operations and the Authorization Terms  for SMP services at Vivo S.A.

The means proposed in making this corporate restructuring viable were the transfer, on October 1, 2011, of assets, rights and liabilities related to the operation of SMP services in Minas Gerais from Vivo Part. to Vivo S.A. (mobile operator of the group that had SMP authorizations for the other states in Brazil). When this grouping was completed, Vivo Part became a holding company.

In accordance with the provisions of Law No. 6,404/76, a specialized company was engaged to prepare a valuation study for the part of Vivo Part.’s net assets corresponding to SMP operations in the state of Minas Gerais that was transferred to Vivo S.A.’s equity, as well as for the net equity of Vivo Part. that was incorporated into the Company.

Due to the fact that Vivo Part. was a whole owned subsidiary of the Company, since April 27, 2011, whose net equity already included the investment of the shares in Vivo S.A., the merger: i) did not result in a capital increase for the Company; ii) there was no exchange of shares held by Vivo Part.’s non-controlling shareholders for Company’s shares; and iii) there was no need to prepare a net equity valuation report to market price for the calculation of the exchange share ratio, as there were not any exist non-controlling shareholders to be protected.

Accordingly, under the terms of article 226, paragraphs I and II of Law No. 6,404/76, shares held by the Company in the net equity value of Vivo Part. were cancelled. On conclusion of the corporate restructuring, Vivo Part. was incorporated by the Company on October 3, 2011 and Vivo S.A. became its full subsidiary, simplifying and rationalizing the cost structure of the companies involved.

f)	Agreement between Telefónica S.A. and Telecom Italia (Act No. 3,804 as of July 07, 2009 and Act No. 68,276 as of October 31, 2007, both from ANATEL’s Board

In October 2007, TELCO S.p.A. (in which Telefónica S.A holds an interest of 42.3%), completed the acquisition of 23.6% of Telecom Itália. Telefónica S.A. has the control of the Company, which also has the control of Vivo S.A. Telecom Italia holds an interest in TIM Participações S.A (“TIM”), which is a mobile telephone operator in Brazil. However, the Company does not have any direct involvement in the operations of TIM. Additionally, any transactions between the Company, its subsidiaries and TIM are transactions made in the regular course of business, which are regulated by ANATEL.

2.	Basis of presentation of the consolidated financial statements

The consolidated financial statements as of December 31, 2011 and 2010 are presented by the Company in accordance with the International Financial Reporting Standards (IFRS) issued by IASB and in accordance with the accounting practices adopted in Brazil, which comprise the provisions of corporate legislation set forth in Law No. 6,404/76, as amended by Law no. 11,638/07 and by Law no. 11,941/09, and the accounting pronouncements issued by the Brazilian Accounting Pronouncements Board (CPC) and approved by the CVM.

Approval of the issuance of these financial statements occurred in the Board of Directors meeting held on February 15, 2012.

For comparative purposes, the accompanying financial statements for 2011 include the consolidated balance sheets at of December 31, 2010 and the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in shareholder’s equity and the consolidated statement of cash flows, and the notes thereto for the years ended December 31, 2010 and 2009.

The Company states that the consolidated financial statements are in compliance with International Financial Reporting Standards (IFRS) issued by the IASB and also with the pronouncements, interpretations and guidance issued by CPC in place on December 31, 2011, which include the new pronouncements, interpretations and amendments for the following standards, amendments and interpretations issued by the IASB (International Accounting Standards Board) and IFRIC (International Financial Reporting Interpretations Committee) which entered into force as of January 1, 2011:

IAS 24 (Revised) Related Party Disclosures

This revised standard introduces the following changes: (i) provides a partial exemption for government related entities, requiring disclosure of balances and transactions between them only if they are individually or collectively significant; and (ii) provides a new revised definition of a “related party”. The adoption of this standard did not impact the Company’s financial situation or results.

Changes to IAS 32 Financial Instruments Presentation

This change is intended to clarify that subscription right issues that allow the acquisition of a fixed number of own equity instruments at a fixed price will be classified as equity, irrespective of currency it is denominated and its exercise price, assuming that the issuance is made to all shareholders of a given class of shares or equity proportionate to the number of securities that they hold. The adoption of these changes did not impact the Company’s financial situation or results.

Improvements to International Financial Reporting Standards (IFRS) (May 2010)

This text introduces a series of improvements to IFRS in force mainly to eliminate inconsistencies and clarify the wording of some of these standards. These improvements did not impact the Company’s financial situation or results.

IFRS 3 Business Combinations

The measurement options available for non-controlling interest (NCI) were amended. Only components of NCI that constitute a present ownership interest that entitles their holder to a proportionate share of the entity’s net assets in the event of liquidation should be measured at either fair value or at the present ownership instruments’ proportionate share of the acquiree’s identifiable net assets. All other components are to be measured at their acquisition date fair value.

The amendments to IFRS 3 are effective for annual periods beginning on or after 1 July 1, 2011.

IFRIC 19 Extinguishing financial liabilities with equity instruments

This interpretation establishes that: (i) when the conditions of  a financial obligation are renegotiated with a lender and such lender agrees to accept equity instruments from that company in order to settle that financial liability in full or in part the instruments issued will be considered as part of an installment paid to settle the financial liability; (ii) these instruments will be measured at their fair value, except when these cannot be reliably measured, in which case measurement of new instruments should reflect the fair value of the settled financial liability; and (iii) the difference between the book value of the cancelled financial liability and the initial amount of equity instruments issued is recorded in the income for the period. The adoption of criteria introduced by this new interpretation did not have any impact on the Company’s financial situation or results.

Changes to IFRIC 14 Prepayments of a Minimum Funding Requirement

This change is applied in specific situations when an entity has an obligation to make minimum annual contributions in relation to its post-employment defined benefits plans and makes prepayments to cover these requirements. The change allows an entity to treat the economic benefits of such prepayment as an asset. The adoption of these criteria did not have an impact on the Company’s financial situation or results.

New IFRS and Interpretations of the IFRS Interpretations Committee (IFRIC) not yet effective at December 31, 2011.

At the date of these financial statements the following IFRS, amendments and interpretations of the IFRIC have been issued but their application was not mandatory:

Standards and Amendments to Standards		Application required: fiscal years beginning:
Amendments to IAS 1	Presentation of items of other comprehensive income	July 1, 2012
Amendments to IAS 12	Deferred tax: Recovery of underlying assets	January 1, 2012
IFRS 9	Financial instruments	January 1, 2015
IFRS 10	Consolidated Financial Statements	January 1, 2013
IFRS 11	Joint Arrangements	January 1, 2013
IFRS 12	Disclosure of Interests in Other Entities	January 1, 2013
IFRS 13	Fair Value Measurement	January 1, 2013
IAS 19 revised	Employee Benefits	January 1, 2013
IAS 27 revised	Consolidated and Separate Financial Statements	January 1, 2013
IAS 28 revised	Investments in Associates and jointly controlled companies	January 1, 2013
Amendments to IFRS 7	Disclosure – transfers of financial assets	July 1 , 2011
Amendments to IFRS 7	Disclosure – offsetting of financial assets and financial liabilities	January 1, 2013
Amendments to IAS 32	Offsetting Financial Assets and Financial Liabilities	January 1, 2014

The Company is currently analyzing the impact of the application of these standards, amendments and interpretations. Based on preliminary analysis made up to the present date the Company estimates that their application will not have a significant impact on the consolidated financial statements on first time adoption. Notwithstanding, changes introduced by IFRS 9 will affect the presentation of financial assets and transactions with those occurring as of January 1, 2015.

2.1	Basis of consolidation and main changes in the consolidation environment

In consolidation, all assets, liabilities, revenue and expenses resulting from intercompany transactions and equity holding between the Company and its subsidiaries were eliminated.

The main events and changes in the consolidation environment that, due to their significance, should be considered for analysis of the consolidated financial statements for the fiscal year ended December 31, 2011, are presented as follows:

a)	Acquisition of Vivo Participações S.A. by the Company

As mentioned in Note 4, the Company incorporated 100% of shares of Vivo Participações S.A. amounting to R$31,222,630 (Note 1.”e” and 4). The Company’s consolidated financial statements include Vivo Part. (incorporated by the Company on October 3, 2011) and Vivo S.A. results from April 1, 2011. Vivo Participações S.A. and Vivo S.A. were included in the Company’s consolidated financial statements through the full consolidation method.

b)	Consolidation of TVA companies

As from January 1, 2011, the Company started to include the companies GTR Participações e Empreendimentos S.A., TVA Sul Paraná S.A., Lemontree Participações S.A. and Comercial Cabo TV São Paulo S.A. in its consolidated financial statements by applying the full consolidation method. Up to the prior year these companies were included in the Company’s consolidated financial statements through the equity method. The effect of the consolidation of these companies is immaterial in relation to the Company’s consolidated financial statements.

c)	Acquisition of Lemontree Participações S.A. shares

On September 29, 2011, the Company purchased 68,533,233 common shares representing 49% of the referred class of shares in Lemontree Participações S.A., which is the holder of 80.1% of the common shares of Comercial Cabo TV São Paulo S.A., a company engaged in cable TV services in the State of São Paulo. As a consequence, the Company currently has an interest of 83% in Lemontree Partipações S.A. and 93.19% in Comercial Cabo TV São Paulo S.A. This transaction was considered as a non-controlling shareholders’ acquisition for the purpose of disclosure and measurement in these financial statements.

3.	Summary of principal accounting practices

a)
Trade accounts receivable, net: are stated at the rendered service value according to the contracted conditions adjusted by the estimated amount of eventual losses. This caption also includes accounts receivable from services rendered but not yet billed at the balance sheet date, as well as the accounts receivable related to the sales of handsets, simcards and accessories. Allowance for doubtful account is recorded in order to cover eventual losses and mainly considers expected losses.

b)	Inventories: are stated at average acquisition cost, net of allowance for reduction to net realizable value. This corresponds to items for use, maintenance or resale.

c)
Prepaid expenses: are measured at the amounts effectively disbursed related to services paid for but not yet incurred. The prepaid expenses are recognized in the income statement when the related services and the economic benefits are obtained.

d)
Investments: Equity interests in subsidiaries and jointly controlled companies are stated by the equity method in the individual financial statements. In the consolidated financial statements, investments in subsidiaries are fully consolidated and investments in jointly controlled subsidiaries are consolidated proportionally.

In consolidation, all assets, liabilities, revenues and expenses resulting from intercompany transactions and equity holdings between the Company and its subsidiaries were eliminated.

The exchange rate variation on the shareholders’ equity of the jointly controlled Aliança Atlântica is recognized in the shareholders’ equity as cumulative translation adjustments.

e)
Property, plant and equipment: This item is measured at acquisition and/or construction cost, less accumulated depreciation and any impairment losses, if applicable. Such cost includes the borrowing costs for long-term construction projects if the recognition criteria are met. Asset costs are capitalized until the asset becomes operational.

Costs incurred after the asset becomes operational are immediately expensed, under the accrual method of accounting. Expenses that represent asset improvement (expanded installed capacity or useful life) are capitalized.

The estimated costs to be incurred in the dismantling of towers and equipment in rented real property are capitalized with a corresponding provision for dismantling of fixed assets and are depreciated over the useful life of the equipment, which does not exceed the lease term.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefit is expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the income statement when the asset is derecognized.

Depreciation is calculated under the straight-line method based on the estimated useful lives of the assets, which is based on technical studies that are regularly reviewed (see Note 13 – Property, plant and equipment, net).

f)	Intangible assets (including goodwill): These are stated at acquisition and/or construction cost, less accumulated amortization and any impairment losses, if applicable.

Intangible assets also includes software rights of use acquired from third parties, authorization licenses obtained from ANATEL, customer lists, brands, premium amounts referring to own stores (which are being amortized over the term of the agreements) and other intangible assets.

The useful life of intangible assets is assessed as either finite or indefinite.

Intangible assets with finite lives are amortized under the straight-line method over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for intangible assets with a finite useful life are reviewed at least at the end of each reporting period. Changes in the expected useful life or in the expected pattern of consumption of future economic benefits embodied in these assets are accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates. Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually or when there is an indication that the carrying amount of the assets may not be recoverable. The assessment of indefinite useful life is reviewed annually to determine whether indefinite life continues to be supportable. Otherwise, the change in the useful life from indefinite to finite is made on a prospective basis.

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset. Gains and losses are recognized in the income statement when the asset is derecognized.

Goodwill arising from the acquisition of investments are based on future profits and are treated as intangible assets with indefinite useful lives.

g)
Leases: Agreements providing for use of specific assets and the right to use an asset are subject to analysis so as to identify the accounting treatment applicable to lease arrangements. Agreements in which the lessor substantially transfers the underlying risks and benefits to the lessee are classified as finance leases.

The Company has agreements classified as finance leases from both the lessor’s and lessee’s standpoint. As a lessor, subsidiary A.Telecom has equipment lease agreements (Posto Informático), for which it recognizes revenue on the installation date at the present value of the agreement installments, matched against Accounts Receivable. As a lessee in agreements classified as finance lease, the Company records a fixed asset item, classified according to its nature, at the beginning of the lease term, at the present value of the agreement minimum mandatory installments matched against Other Liabilities. The difference between the nominal value of the installments and the accounts receivable/payable recorded is recognized as financial income/expense under the effective interest rate method based on the contract term.

Agreements in which the lessor retains a substantial part of risks and benefits are deemed as operating lease, and their effects are recognized in the income statement for the year throughout the contractual term.

h)
Asset recoverability analysis: In compliance with IAS 36, the Company and its subsidiaries review the net book value of assets, when circumstances indicate it is necessary, in order to assess if there are events or changes in the economic, operating or technological circumstances which may indicate asset impairment or loss in its carrying amount.

If such evidence is identified and the net book value exceeds the recoverable amount, an impairment provision is recorded, adjusting the net book value to the recoverable amount.

The recoverable amount is defined as the higher of the value in use and the fair value less cost to sell.

In estimating the value in use of an asset, the estimated future cash flows are discounted to their present value using a pre-tax cost of capital - "CAPM - Capital Asset Pricing Model" discount rate, which reflects the weighted average cost of capital and the specific risks of the asset.

The fair value less cost to sell is determined, whenever possible, on firm sale agreement in a transaction on an arm’s length basis, between knowledgeable and willing parties, adjusted by expenses attributable to the sale of the asset, or, when no firm sale agreement exists, based on the market price of an active market, or on the price of the most recent transaction with similar assets.

Losses from continuous operations, including inventory write-off, are recognized in the income statement in expense accounts compatible with asset purpose.

For assets, excluding goodwill, an analysis is performed on the closing date of each fiscal year, to identify if there is an indication that the impairment previously recognized may no longer exist or may have decreased.

An impairment loss previously recorded is reversed only if there is a change in the assumptions used to determine the asset recoverable value as from the time of recognition of the last impairment.

The reversal is limited so that the asset book value does not exceed its recoverable value, nor exceeds the book value that would have been determined, net of depreciation, if no impairment had been recognized for the asset in prior years. This reversal is recognized in the income statement.

The following criteria are applied to assess the impairment of specific assets:

h.1)	Goodwill

Goodwill is tested for impairment annually and when circumstances indicate that the carrying amount may be impaired.

When the recoverable amount is lower than its book value, impairment is recognized. Goodwill impairment cannot be reversed in future fiscal years.

h.2)	Intangible assets

Intangible assets with indefinite useful lives are tested for impairment annually either individually or at the cash-generating unit level, as appropriate, and when circumstances indicate that the carrying amount may be impaired.

h.3)	Value in use

The main assumptions used to estimate the value in use are:

•
Revenue: The revenues are estimated considering the growth of the customer base, the evolution of the market income vis-à-vis the GDP – Gross Domestic Product and the Company and its subsidiary’s share in this market;

•
Operating costs and expenses: The variable costs and expenses were estimated according to the dynamic of the customer base, and the fixed costs and expenses were projected in line with the historical performance of the Company and its subsidiaries, as well as with the historical growth of the revenue; and

•	Capex: Capital expenditures are estimated based on the technological infrastructure required to make feasible the offering of services.

The key assumptions are based on the historical performance of the Company and its subsidiaries and on reasonable macroeconomic assumptions based on market financial projections, documented and approved by Company’s Management.

The impairment tests of the Company and its subsidiaries fixed and intangible assets did not result in the recognition of losses for the years ended December 31, 2011 and 2010, since their estimated market value exceeded their net book value on the assessment date.

i)	Business combinations and goodwill

Business combinations are accounted for using the acquisition method. The acquisition cost is measured at the fair value of assets, equity instruments and liabilities incurred or assumed at the acquisition date. Identifiable assets acquired and liabilities and contingencies assumed in a business combination are initially measured at fair value on the acquisition date, regardless of the non-controlling shareholders’ interest (See Note 4).

Initially, goodwill represents the excess of the cost of acquisition over the net fair value of the acquired assets, assumed liabilities and identifiable contingent liabilities from an acquired company, on the respective acquisition date. If the acquisition cost is lower than the fair value of the acquired company's net assets, the difference is recognized directly in the income statement.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to the cash-generating unit that is expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to each unit.

When goodwill forms part of a cash-generating unit and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of the cash-generating unit retained.

j)	Financial instruments, cash and cash equivalents

Initial recognition and subsequent measurement

(i)	Cash and cash equivalent

Includes cash, credit balances in bank accounts and investments redeemable within 90 days of the date of acquisition with immediate liquidity and with insignificant change in market value.

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

The Company's financial assets include cash and cash equivalents, trade accounts receivable and other receivables quoted and unquoted financial instruments and derivative financial instruments.

Subsequent measurement

Subsequent measurement of financial assets depends on their classification as follows:

Financial assets at fair value through profit or loss

This category includes derivative financial instruments entered into by the Company that do not meet the hedge accounting criteria as defined by the corresponding standard. Financial assets at fair value through profit or loss are presented in the balance sheet at fair value, with corresponding gains or losses recognized in the income statement.

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

Held-to-maturity investments

Non-derivative financial assets with fixed or determinable payments and fixed maturity are classified as held-to-maturity when the Company has the positive intention and financial capacity to hold them to maturity. After initial measurement, held-to-maturity investments are measured at amortized cost using the effective interest rate method, less impairment. Amortized cost is calculated taking into consideration any discount or premium on acquisition and fees or costs incurred. Amortization of effective interest rate is included in financial income in the income statement. Impairment losses are recognized as financial costs in the income statement. The Company did not have any held-to-maturity investments during the years ended December 31, 2011 and 2010.

Available for sale financial assets

Available for sale financial assets are those non-derivative financial assets that are not classified as (a) loans and receivables, (b) held to maturity investments or (c) financial assets at fair value through profit or loss. These financial assets include equity instruments.

After initial measurement, available for sale financial assets are measured at fair value with unrealized gains or losses recognized directly in the available for sale reserve within the group of other comprehensive income until the investment is derecognized, excepted situation of impairment losses.

When the investment is derecognized or when impairment is detected, the cumulative gains or losses previously recognized in other comprehensive income should be recognized in the income statement.

The fair value of available for sale financial assets in foreign currency is measured and translated into foreign currency using the spot exchange rate prevailing at the date of the financial statements. The changes in fair value attributable to translation differences are recognized directly in equity.

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

When the Company has transferred its rights to receive cash flows from an asset or has entered into a pass-through agreement and has neither transferred nor retained substantially all risks and rewards related to the asset, the asset is recognized to the extent of the Company's continuing involvement in the asset.

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

The Company assesses at each reporting date whether there is any evidence that a financial asset or group of financial assets is impaired. A financial asset or group of financial assets is considered to be impaired if and only if, there is evidence of impairment as a result of one or more events that have happened after the initial recognition of the asset (an incurred “loss event”) and a loss event has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reasonably estimated.

Financial assets carried at amortized cost

In relation to the financial assets carried at amortized cost, the Company first assesses individually if there is evidence for impairment for each financial asset that is individually significant, or collectively for financial assets that are not individually significant. If the Company concludes that there is no evidence of impairment for an individually assessed financial asset, whether significant or not, the asset is included in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognized are not included in a joint assessment for impairment.

When there is evidence of the occurrence of impairment, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future expected credit losses not yet incurred).

The carrying amount of the asset is reduced through the use of an allowance account, and the impairment amount is recognized in the income statement. Interest revenue continues to be accrued on the reduced carrying amount based on the original effective interest rate for the asset. The loans, together with the associated allowance are written off when there is no realistic prospect of their future recovery and all guarantees have been realized or transferred to the Company. If in a subsequent year the estimated impairment amount increases or decreases due to an event occurring after the recognition of impairment, previously recognized impairment is increased or reduced by adjusting the allowance account. In the event of any future recovery of a written off amount, the recovery is recognized in the income statement.

Available for sale financial investments

For financial instruments classified as available for sale, the Company analyzes whether there is any evidence that the investment is recoverable at each balance sheet date.

For investments in equity instruments classified as available for sale, evidence includes a significant and prolonged decline in the fair value of investments below their cost.

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

Subsequent measurement

Measurement of financial liabilities depends on their classification, which may be as follows:

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities designated at initial recognition at fair value through profit or loss. This category also includes derivative financial instruments entered into by the Company that do not meet the criteria for hedge accounting as defined by the corresponding standard.

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

The fair value of financial instruments for which there is no active market is determined using valuation techniques. Techniques may include using recent market transactions (on an arm’s length basis); reference to the current fair value of a similar instrument, such as discounted cash flow analysis or other valuation models.

k)	Derivative financial instruments and hedge accounting:

Initial recognition and subsequent measurement

The Company and its subsidiaries use derivative financial instruments such as currency swaps to provide protection against the risk of changes in exchange rates.

Derivative financial instruments designated as hedge transactions are initially recognized at fair value on the date on which the derivative contract is signed and subsequently are remeasured at fair value.

Derivatives are carried as financial assets when the instrument's fair value is positive and as financial liabilities when the fair value is negative.

Any gains or losses arising from changes in the fair value of derivatives during the year are recorded directly in income, except for the effective portion of cash flow hedges, which is recognized in other comprehensive income.

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

Such hedges are expected to be effective in offsetting changes in fair value and are being continually assessed to determine whether they were actually highly effective over all the financial reporting periods for which they were designated.

Cash flow hedges which meet the criteria for their accounting are recorded as follows: the effective portion of the gain or loss on the hedging instrument is recognized directly in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the income statement.
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

Current versus non-current classification

Derivative instruments that are not designated and effective hedging instruments are classified as current or non-current or segregated into current or non-current portions based on an evaluation of the contracted cash flows.

•
When the Company maintains a derivative as an economic hedge (and does not apply hedge accounting) for a period exceeding 12 months after the balance sheet date, the derivative is classified as non-current  (or segregated into current or non-current portions), consistently with the classification of the corresponding item.

•	Derivative instruments that are designated as, and are effective hedging instruments are classified consistently with the classification of the corresponding hedged item.

The derivative instrument is segregated into current or non-current portions only when a reliable allocation can be made.

l)	Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily needs more than 18 months to get ready for its intended use or sale are capitalized as part of the cost of the respective assets.

All other borrowing costs are expensed when occurred. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.

m)	Interest on shareholders’ equity

According to the Brazilian legislation, companies are allowed to pay interests on shareholders’ equity, which are similar to the payment of dividends, but are deductible for purposes of ascertainment of income tax. In compliance with the Brazilian tax laws, the Company booked in its accounting records a reserve for the amount owed in consideration of the financial expenses caption for the year’s results and, for disclosures purposes, reversed such expenses, recording a debit direct to shareholders’ equity, resulting in the same accounting treatment of dividends. The distribution of interest on shareholders’ equity to the shareholders is subject to withholding income tax at 15%.

n)	Provisions

n.1)	General

Provisions are recognized when the Company or its subsidiaries have a present obligation as a result of a past event, where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The provisions are restated up to the balance sheet date at the probable loss amount.

Provisions for claims are presented by the gross amount, without considering the respective escrow deposits and are classified as civil, labor, tax and regulatory. Escrow deposits are classified as assets, since the presentation of provisions net of escrow deposits are not met.

n.2)	Provision for judicial, civil, labor, tax and regulatory claims

The Company and its subsidiaries are parties to lawsuits that generate administrative and judicial contingencies related to labor, tax, civil and regulatory claims, and accounting provisions have been booked with respect to such lawsuits whose likelihood of loss was deemed as probable. The provisions for judicial and administrative claims are determined based on the opinion of the Company's and its subsidiaries’ Management and legal counsel.

n.3)	Provision for dismantling of assets

This refers to the costs to be incurred in connection with the possible need for giving back to their owners the “sites” (locations for installation of radio bases of the Company or its subsidiaries) in the same conditions as they were found at the time of the execution of the initial lease agreement.

n.4)	Contingent liabilities recognized in a business combination

A contingent liability recognized in a business combination is initially measured at its fair value.

Subsequently, it is measured at the higher of:

-	the amount that would be recognized in accordance with the general requirements for provisions above; or

-	the amount initially recognized less, when appropriate, cumulative amortization recognized in accordance with the requirements for revenue recognition.

o)	Post-retirement benefit plans

The Company and its subsidiaries sponsor pension plans for individual employees and retirees as well as multi-sponsored health care plans for former employees. Actuarial liabilities relating to defined-benefit plans were calculated using the projected unit credit method. Actuarial gains and losses are immediately recognized in other comprehensive income.

For plans with defined contribution features, the obligation is limited to the payment of contributions, which are recognized in income on the accrual basis.

The defined benefit asset or liability to be recognized in the financial statements comprises the present value of the defined benefit obligation, less cost of past services not yet recognized and less the fair value of plan assets that will be used to settle the obligations. Plan assets are assets held by a closed pension fund. Plan assets are not available to creditors of the Company nor can they be paid directly to the Company. The fair value is based on market price information and in the case of quoted securities, it is the published purchase price. The value of any defined benefit asset recognized is limited to the sum of any past service cost not yet recognized and the present value of any economic benefit available in the form of  reductions in  future contributions to the plan.

p)	Profit sharing

The Company and its subsidiaries have liabilities stemming from employment contracts with its employees, and recognize these provisions during the year. Provisions are recorded to recognize the expense relating to profit sharing. These provisions are calculated based on qualitative and quantitative goals defined by management and recorded in specific accounts in accordance with Cost of services, Sales expenses and General and administrative expenses groups of accounts.

q)	Share-based payment transactions

The Company measures the cost of transactions settled with shares issued by the parent Company, Telefónica S.A., and granted to officers and employees based on the fair value of equity instruments at the grant date, using the binomial option pricing model. This fair value is expensed over the period until the vesting date with recognition of a corresponding liability.

r)	Other assets and liabilities

An asset is recognized in the balance sheet when it is more likely than not that its future economic benefits will be generated on behalf of the Company and its subsidiaries and its cost or value can be reliably measured.

A liability is recognized in the balance sheet when the Company and its subsidiaries have a legal or constructive obligation arising from past events, being probable that an outflow of resources will be required to settle the obligation.

Assets and liabilities are classified as current when their realization or settlement is likely to occur within the next twelve months. Otherwise, they are considered to be noncurrent.

s)	Governmental grant and assistance

Governmental grants are recognized where there is reasonable assurance that the grant will be received and all attached conditions will be complied with. When the grant relates to an expense item, it is recognized as income over the period necessary to match the grant on a systematic basis in connection with the costs that it is intended to compensate. When the grant relates to an asset, it is recognized as deferred income and released to income in equal amounts over the expected useful life of the related asset. When loans or similar assistance are provided by governments or related institutions with an interest rate below the current applicable market rate, the effect of this favorable interest rate is considered as additional government grant.

Under the Brazilian tax rules (Provisionary Measure No. 2199-14, of August 24, 2001, subsequently amended by Law No. 11,196, of November 21, 2005), legal entities with title of projects located in areas under the jurisdictions of the Amazon Development Authority (“SUDAM”) and of the Northeast Development Authority (“SUDENE”), whose businesses fall into an economic sector that is considered a priority under an act issued by the Executive Branch, may request an income tax abatement as provided for in these regulations.

By incorporating Vivo Part., the Company acquired a tax benefit consisting of a 75% corporate tax reduction, based on net income earned from exploiting areas in northern Minas Gerais and the Jequitinhonha valley. This benefit has been granted up to and including 2013.

Vivo S.A. also has been granted a tax benefit consisting of a 75% corporate tax reduction, based on income earned from exploiting areas in the states of Acre, Amapá, Amazonas, Maranhão, Mato Grosso, Pará, Rondônia and Roraima. This benefit has been granted up to and including 2013.

A portion of net income for which a tax benefit has been granted was excluded from the calculation of dividends and may be used only for capital increase and compensation of losses.

In January 2010, a financing line with the Brazilian Development Bank (BNDES) was approved through the Investment Maintenance Program (BNDES-PSI). The funds, which are being used to acquire Brazilian equipment for improvement of network capacity, have been previously recorded under BNDES Finame (Government Agency for Machinery and Equipment Financing) and released as investments were made.

As this financing has an interest rate lower than market interest rates, this transaction falls within the scope of IAS 20. The loans have been recognized at inception at their fair values assuming market rates with a corresponding adjustment to deferred revenue.

t)	Adjustment to present value of assets and liabilities

The long-term and short-term financial assets and liabilities are adjusted to their present value. The adjustment to present value is calculated taking into account the contractual cash flows and the explicit interest rate, and in certain cases, implicit interest rate, of the respective assets and liabilities.Therefore, interests embedded in the revenues, expenses and costs associated with such assets and liabilities are deducted with the purpose of recognizing them in accordance with the accrual method. Subsequently, such interests are reallocated to the lines of financial expenses and financial income for the year by using the actual interest rate method in relation to the contractual cash flows. The implicit interest rates applied were determined based on facts and circumstances, and are deemed to be accounting estimates. Based on the analysis  performed and on its best estimate, the Company concluded that the adjustment to present value of the current assets and liabilities is irrelevant to the financial statements taken as a whole and, therefore, did not record any adjustment.

The Company used WACC (Weighted Average Cost of Capital) and CDI rates (Interbank deposit certificate) to calculate present value adjustments, depending on the type of asset and liability to be adjusted.

u)	Treasury shares

Own equity instruments that are acquired (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in the income statement on the purchase, sale, issue or cancellation of Company’s own equity instruments.

v)	Revenue recognition

Revenues substantially correspond to consideration amounts received or receivable for the sale of goods or services in the Company’s and its subsidiaries normal course of business.

Revenues are recognized when they can be reliably measured and future economic benefits are likely to flow to the Company, the costs incurred in the transaction can be measured, the significant risks and rewards of ownership were substantially transferred to the buyer and specific criteria were met for each of the Company’s activities.

The Company’s revenues consist primarily of voice and data telecommunication services, additional services that are offered to customers through traffic packages with fixed price (monthly) or according to customer’s traffic utilization and sale of goods.

Revenues related to telecommunications services rendered are recorded on the accrual basis based on the contractual terms. Tariff rates for local and long-distance calls are determined by the measurement process pursuant to legislation currently in effect. Services charged at monthly fixed rates are calculated and recorded on linear bases.  Unbilled revenue from the date of the last billing until the date of the balance sheet is recognized in the month the service is rendered.

Revenue from the sales of cards for public telephones is deferred and recognized in income as the cards are utilized based on consumption estimates.

Prepaid cell phone recharge credit revenues, as well as respective taxes due thereon, are deferred and recognized in the income statement when services are actually rendered.

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

Revenues from sales and services are subject to the following taxes and contribution taxes: State VAT -

ICMS, Social Contribution Taxes on Gross Revenue for Social Integration Program - PIS, Social Security Financing - COFINS and Service Tax– ISS.

Recognition of Revenues and Costs of Goods Sold

Revenues and costs of goods sold (handsets, simcards and accessories) are recorded when risks and benefits of goods are transferred to the buyers. Sales in own stores are recognized when goods are sold to consumers. Revenues and costs of goods sold via dealers are recorded upon activation of the handset, but, in any case, no later than 90 days after the sale date.

Customer Loyalty Program

The subsidiary Vivo S.A. has a customer loyalty program that allows customers to accumulate points when generating traffic for the use of services provided by its subsidiaries. The accrued points may be exchanged for handsets or services, provided the customer has a minimum stipulated balance of points. The consideration received is allocated to the cost of the handsets or services redeemed at their fair value. The fair value of the points is calculated by dividing the discount value granted as a result of the customer loyalty program by the amount of points needed to carry out the redemption. The fair value accrued balance of generated points is deferred and recognized as income upon redemption of points.

Promotional campaign and enrolment fee

Enrolment fees paid by customers to allow them to participate in the promotional campaigns of the Company are deferred and recorded in profit or loss for the period during which the referred campaign lasts.

Multiple-element arrangements

Bundled offers that combine different elements are assessed to determine whether it is necessary to separate the different identifiable components and apply the corresponding revenue recognition policy to each element. Total package revenue is allocated among the identified elements based on their respective fair values.

Determining fair values for each identified element requires estimates that are complex due to the nature of the business.

A change in estimates of fair values could affect the apportionment of revenue among the elements and, as a result, revenues in future years.

w)	Foreign-currency-denominated balances and transactions

The Company’s functional currency is the Brazilian real (R$). Foreign currency transactions are recorded at the prevailing exchange rate at date of the transaction. Foreign currency denominated assets and liabilities are measured using the exchange rate at the balance sheet date. Exchange differences resulting from foreign currency transactions were recognized in financial income and financial expenses.

On December 31, 2011 the exchange rates were: US$1.00 = R$1.8758, JPY1.00 = R$0.02431, €1.00 = R$2.4270.

x)	Taxes and contributions

We list below the acronyms of the taxes and contributions described in these financial statements:

•	CIDE – Contribution for Intervention in the Economic Domain – federal tax;

•	COFINS – Contribution for Social Security Financing - federal tax;

•	CSLL – Social Contribution on Net Income – federal tax;

•	FISTEL –Telecommunications Inspection Fund;

•	FUNTTEL – Fund for Telecommunications Technological Development;

•	FUST – Telecommunications Universal Service Fund;

•	ICMS – Tax on the Circulation of Goods and on Services – state tax;

•	IOF – Tax on Financial Transactions – federal tax;

•	IRPJ – Corporate Income Tax – federal tax;

•	IRRF – Withholding Income Tax – federal tax;

•	ISS – Tax on Services – municipal tax;

•	PIS – Social Integration Program – federal tax;

•	TFF – Operation Inspection Fee; and

•	TFI – Installation and Inspection Fee.

Income tax and social contribution expenses include the effects of current and deferred taxes.

Current income tax and social contribution

The carrying amount of current income tax assets and liabilities for the last fiscal year and two prior years represent the amount expected to be recovered from or paid to tax authorities. The tax rates and tax legislation used to calculate the amounts are those enacted or substantially enacted at the balance sheet date. In the balance sheet the current income taxes are stated net of the amounts paid during the year.

Deferred taxes

Deferred tax assets and liabilities are obtained using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying values for financial reporting purposes.

At the balance sheet date, deferred tax assets are recognized to the extent that their future realization is assessed as more likely than not based on the future taxable income.

The deferred tax assets and liabilities are not discounted to present value and are classified in the balance sheet as noncurrent, regardless of the expected realization. The tax effects of items recorded directly in shareholders’ equity are recognized in equity.

Deferred tax assets and liabilities are offset if there is a legal or contractual right to set off tax asset against income tax liability and the deferred taxes relate to the same taxable entity and the same taxation authority.

Sales taxes

Revenues from the rendering of services are subject to ICMS or ISS at the rates in effect at each state and to cumulative regime of PIS and COFINS, for revenues earned from telecommunication services, at 0.65% and 3.00%, respectively. Other revenues earned by the Company, including revenues relating to sale of goods, under the non-cumulative regime, are taxed at 1.65% and 7.60% for PIS and COFINS, respectively, and for ICMS at the rates in effect at each state.

Prepaid amounts or amounts to be offset are recorded as current or non-current assets, according to the expected realization thereof.

y)	Concession agreement’s renewal fees

It is a fee which will be paid each odd years during the term the concession agreement is in force, equivalent to 2% of its prior-year SFTC net revenue, according to the contract. The corresponding expense is recognized proportionally over each biennium concerned (Note 22).

z)	Accounting estimates

The preparation of the financial statements requires management to make judgments and estimates and adopt assumptions that affect the reported amounts of revenue, expenses, assets and liabilities and the disclosure of contingent liabilities at balance sheet date.

However, uncertainty relating to these assumptions and estimates could result in outcomes that would require significant adjustment to the carrying value of the asset or liability affected in future periods.

The main assumptions concerning the future and other important sources of estimation uncertainty at the balance sheet date, which have a significant risk of causing a significant adjustment in the carrying value of assets and liabilities, are discussed below:

Impairment of non-financial assets

An impairment exists when the carrying value of an asset or cash-generating unit exceeds its recoverable value, which is the higher of its fair value less selling costs and its value in use. The calculation of fair value less selling costs is based on information available from binding sales transactions of similar assets or observable market prices less additional costs for disposing of the asset. The calculation of value in use is based on the discounted cash flow method. The recoverable value is sensitive to the discount rate used in the discounted cash flow method, as well as the expected future cash inflows and the growth rate used for extrapolation purposes.

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

Post-employment benefits

The cost of defined benefits pension plans and other post-employment health care benefits and the present value of pension obligations are determined using actuarial valuation methods. An actuarial valuation involves the use of assumptions about discount rates, expected rates of return on assets, future salary increases, mortality rates and future increases in pension benefits. The defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed periodically.

The mortality rate is based on mortality tables available in Brazil. Future increases in wages and pension benefits are based on expected future inflation rates for Brazil.

For further details of the assumptions used, see note 35.

Fair value of financial instruments

When the fair value of financial assets and liabilities presented in the balance sheet cannot be obtained in active markets, it is determined using valuation techniques including the discounted cash flow method. The input for these methods is taken from observable markets when possible. However, when this is not possible, a certain level of judgment is required in establishing fair values. This judgment includes consideration of data used, liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the fair value of financial instruments.

Provisions for judicial, tax, civil and labor claims

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

Fixed and intangible assets, including goodwill

The accounting treatment of investments in property, plant and equipment and intangible assets entails the use of estimates to determine the useful life for depreciation and amortization purposes and to assess fair value at their acquisition dates, particularly for assets acquired in business combinations.

Determining useful life requires making estimates in connection with future technological developments and alternative uses for assets. There is a significant element of judgment involved in making technological development assumptions, since the timing and scope of future technological changes are difficult to predict.

When an item of property, plant and equipment or an intangible asset is considered to be impaired, the impairment loss is recognized in the income statement for the period. The decision to recognize an impairment loss involves estimates of the timing and amount of the impairment, as well as an analysis of the reasons for the potential loss. Furthermore, additional factors, such as technological obsolescence, the suspension of certain services and other circumstantial changes are taken into account.

The Company evaluates periodically its cash-generating unit’s performance to identify potential goodwill impairments. Determining the recoverable amount of the cash-generating unit to which goodwill is allocated also entails the use of assumptions and estimates and requires a significant element of judgment.

aa)	Non-controlling shareholders interests

Non-controlling shareholders interests representing the portion of income or loss and of net equity of subsidiaries that are not held by the Company, which are stated in the consolidated balance sheet under the net equity caption.

bb)	Financial income and expenses

Financial income and expenses represent interest, monetary and exchange variations from financial investments, derivatives, loans, financings and debenture transactions; net present value adjustments of transactions that generate monetary assets and liabilities; and other financial transactions. They are recognized on accrual basis when earned or incurred by the Company and its subsidiaries.

cc)	Statements of cash flows

The statements of cash flows were prepared using the indirect method and reflect changes in cash over the stated years. The terms used in the statements of cash flows are as follows:

•	Operating activities: refer to the main transactions performed by the Company activities other than investment and financing;

•	Investing activities: refer to additions and dispositions of noncurrent assets and other investments not included in cash and cash equivalents;

•	Financing activities: refer to activities resulting in changes in equity and loans.

dd)	Segment reporting

An operating segment is defined as a component of an entity for which discrete financial information is available, and which is reviewed regularly by the entity's chief operating decision maker to make decisions about resources to be allocated to an individual segment and to assess its performance. Since all decisions by management are made based on consolidated reports, the Company’s operation is to provide its customers with quality telecommunication services, and that all decisions on strategic, financial, procuring, investment and resource application planning are made on a consolidated basis, the management concluded that the Company and its subsidiaries operate in a single operating segment, which is the rendering of telecommunications services.

4.	Acquisition of Vivo Participações S.A. (Vivo Part.)

Fiscal year 2011

Background: Acquisition of Brasilcel N.V. stocks by Telefónica S.A.

As disclosed through material fact notices dated July 28, 2010 and September 27, 2010, on July 28, 2010 Telefónica S.A., a corporation with head office in Madrid, Spain (Telefónica) and Portugal Telecom SG SGPS, S.A., a corporation with head office in Lisbon, Portugal (Portugal Telecom) signed an agreement for the acquisition by Telefonica of 50% of Brasilcel N.V’s (Brasilcel) shares, owned by Portugal Telecom. Therefore, the transaction resulted in the indirect acquisition of shares of Vivo Participações. Brasilcel, a company headquartered in the Netherlands, was held prior to the acquisition by Telefónica (50%) and by Portugal Telecom (50%) and, in 2002, it was used as a means to form a joint venture between both shareholders so as to hold the shares and control of the holdings jointly, as well as the mobile phone companies which were later added, respectively, in Vivo Part. (former Telesp Celular Participações S.A.) and in Vivo S.A, as a full subsidiary of the Company.

On December 21, 2010, Brasilcel was merged into Telefónica, which held direct and indirect stakes in Vivo Part.’s capital stock, with a share of approximately 60%.

Due to the acquisition of control of Vivo Part. and pursuant to the terms provided for in Article 254-A of Law 6,404/76 and the procedures established in article 29 of CVM Instruction 361, applicable to Tender Offers (OPA) by sale of control, as defined by item III of article 2 of CVM Instruction 361, on February 17, 2011 Telefónica through its subsidiary SP Telecomunicações Ltda (“SPTelecom”) launched a Public Tender Offer for the shares with voting rights of Vivo Part. (ON shares) held by non-controlling interests. Those shares were priced at 80% of the value paid by Telefónica to Portugal Telecom SG SGPS S.A., for each common share with voting rights of Vivo Part. S.A. (ON shares) owned by Brasilcel.

On March 18, 2011, the date of Tender Offers (OPA), SP Telecom acquired 10,634,722 common shares of Vivo Part., representing 2.65% of that company’s capital, resulting the Telefonica Group owning 62.1% of Vivo Part.

Acquisition of Vivo Part. by Telefônica Brasil and corporate restructuring

In order to unify the shareholder’s base of the companies, simplify the organizational structure, rationalize costs, integrate businesses and, consequently, generate synergies provided for in the strategy of Telefónica, on December 27, 2010, the Boards of Directors of Vivo Part. and Telefônica Brasil approved the terms and conditions for restructuring, which provided for the merger of 100% of the shares of Vivo Part. into Telefônica Brasil. Following recommendations of the Guiding Opinion No. 35 of CVM, independent special committees were created to negotiate the exchange ratio of shares and conclude about the other conditions of the Corporate Restructuring proposal in order to submit later its recommendations to the Board of Directors of both companies.

The proposal was submitted for ANATEL’s authorization and approved at a meeting of the Board of this agency held on March 24, 2011.

On March 25, 2011, the Boards of Directors of Vivo Part. and Telefônica Brasil approved the terms and conditions of the Corporate Restructuring, which were approved unanimously by the general meetings of shareholders of the Companies held on April 27, 2011.

The Holdings (TBS Celular Participações Ltda. Portelcom Participações S.A., Brazil PTelecom S.A.), controlled by Telefónica S.A. and whose main purpose was to hold shares of Vivo Part. were merged into Vivo Part as a preliminary phase for the first stage of restructuring.

The first stage of the transaction consisted of the unification of the share base of fixed and mobile operators of the Telefonica Group in Brazil, through the merger of shares of Vivo Part. into Telefônica Brasil. Telefônica Brasil merged all shares of Vivo Part., attributing it directly to the holders of shares of Vivo Part. incorporated, the new shares of Telefônica Brasil. The exchange of shares of Vivo Part. for shares of Telefônica Brasil was based on the exchange share ratio of 1.55 shares of Telefônica Brasil for each share of Vivo Part. This followed the recommendations of the independent special committees.

Due to the merger of shares of Vivo Part., Telefônica Brasil’s capital was increased by R$31,222,630, considering the economic value of the incorporated shares, based on an Economic Value Appraisal of Vivo Part. prepared by Planconsult Consultoria Ltda. ("Planconsult") in accordance with the provisions of article 252, paragraph 1 and article 8.

Telefónica’s strategy in the first stage of the corporate restructuring was to maximize the potential of its operations in Brazil. Therefore, Telefônica Brasil became the direct shareholder of Vivo Part, and indirectly of Vivo S.A. Through the creation of this 'umbrella investment structure', the non-controlling shareholders of both companies will be equally benefited by the added values generated by the combination of the telecommunications business. This is a basic movement in business so as to improve its converging market strategy, including combined mobile and fixed line offers, etc. This reorganization created the conditions for the beginning of the process to obtain operational and financial synergies.

Additionally, as a consequence of this merger, on July 6, 2011, Vivo Part. filed a statement with the Securities and Exchange Commission ("SEC") in order to cancel its registration for the program of American Depositary Shares ("ADSs"), since all its ADSs were converted into ADSs of Telefônica Brasil, plus payment currency in lieu of fractional Telefônica Brasil ADSs, which was approved on July 7, 2011.

The second and third stages of the corporate restructuring, disclosed to the market on June 15, 2011, seek to continue the simplification process of the organizational structure of the Companies, so as: (i) to focus all authorizations for the rendering of SMP (personal mobile service) services (originally held by Vivo Part and Vivo S.A.), and (ii) simplify the current corporate structure, eliminating the structure of Vivo Part., which due to the referred concentration of commitments became a holding company.

In the second stage, held on October 1, 2011 assets, rights and obligations of Vivo Part. related to mobile operations in Minas Gerais were awarded to Vivo S.A., a subsidiary of Vivo Part. As a result, Vivo S.A. became the only mobile operator in the group.

As there was no reason to maintain Vivo Part. as the holding of Vivo S.A. and after ANATEL’s approval of the third stage of corporate restructuring, on August 16, 2011, Telefonica Brasil merged Vivo Part.’s equity, extinguishing Vivo Part. on October 3, 2011, which simplified and rationalized the companies’ cost structures.

Accounting for Acquisition of Vivo Part. by Telefônica Brasil

Considering that accounting for business combinations between entities under common control has still not been specifically specified IFRS, a company must apply the hierarchy provided for in paragraphs 10-12 of IAS 8 – "Accounting Policies, Changes in Accounting Estimates and Errors"  to choose the accounting practice to be adopted.

Therefore, in the absence of an IFRS regulation which treats similar or related matters, and in the lack of guidance in the Conceptual Structure for the Elaboration and Presentation of Financial Statements, management can also consider the most recent technical positions taken on by other accounting regulatory bodies which use a similar conceptual structure to that of IFRS to develop accounting pronouncements, or even, other generally accepted accounting literature and practices, so long as they do not conflict with the sources listed in item 11 of IAS 8.

Therefore, an entity can choose to account for a business combination between entities under common control using either the acquisition method in accordance with IFRS 3(R) or by the pooling of interest method, with guidance provided by other accounting regulatory bodies with a similar structure to IFRSs.

Since the acquisition method results in the revaluation of net assets of one or more entities involved and / or the generation of goodwill, it is necessary that economic substance exists from the perspective of the acquiring entity for this method to be applied, as is the case of this business combination.

Therefore, it is necessary that all the facts and circumstances from the perspective of the acquiring entity should be carefully analyzed, before it is concluded that a transaction has economic substance. If there was no economic substance, the pooling of interests method would be the only method that may be applied to that transaction.

Management understands that this transaction has economic substance having considered the following factors in its evaluation and documentation:

a)
Objectives of the transaction: The acquisition of control of Vivo Part. by Telefónica had as its main objective the integration of fixed and mobile telecommunications services in Brazil as the telecommunication segment is already moving in this direction. Therefore, Telefónica must necessarily integrate its fixed and mobile operations in Brazil, so as to operate more efficiently and with the possibility of competing with the other companies in the telecom segment.

The merger of Vivo Part.’s shares into Telefônica Brasil represents the first step towards the integration of the businesses and immediately generates gains due to the rationalization of structures and synergies, as well as avoids risks of claims by the shareholders of both companies, especially at this moment, in which some activities could be focused in one or in the other company. In addition, the shareholders of both companies will benefit from the higher liquidity of the shares in the stock exchange.

b)
Involvement of third parties in the transaction, such as non-controlling shareholders: Vivo Part. had a significant number of non-controlling shareholders, representing 40.4% of its capital stock, which voted and approved the merger of shares in Telefônica Brasil, with abstention of only one shareholder who held 103 shares, which is not significant considering the Company’s capital. Telefônica Brasil, which had around 12% of non-controlling shareholders, had its operation approved by unanimous votes of the present shareholders.

c)
If the transaction was conducted or not at fair value: The exchange ratio of shares was determined based on the recommendations of independent special committees and in their economic values, based on the discounted cash flow method, calculated by the financial advisors of Vivo Part.’s committee, Signatura Lazard Financial Advisory Services Ltda. ("Signatura Lazard"), and Telefônica Brasil’s committee, Banco Santander S.A. ("Santander").

According to item 4.2 of the Merger Protocol the shareholders of Vivo Part. received in exchange for the shares they owned, new shares issued by the Telefônica Brasil, by the same type as those held by Vivo Part’s shareholders. The exchange of shares was approved as follows:  For each common and preferred share of Vivo Part., 1.55 new shares of the same type were issued by Telefônica Brasil.  Therefore, Telefônica Brasil issued 619,364,658 shares (212,767,241 common shares and 406,597,417 preferred shares) as payment for the 100% of the shareholdings of Vivo Participação S.A. The value of the issued shares in the total amount of R$31,222,630 was calculated based on the economic value of Vivo Part.

The Company adopted fair value based on economical value report due to the fact that it is a transaction between two companies under common control, which value per share approximated the value paid by SP Telecom in March 2011 pursuant to the OPA (Public Tender Offer) that resulted in the acquisition of 2.65% of Vivo Part.’s capital held by non-controlling shareholders. As previously mentioned, this value substantially reflects the price paid by Telefónica in the acquisition of control of Vivo Part. from Portugal Telecom, with the differences pointed out mainly due to the premium paid by Telefonica in the acquisition of control and also due to the natural evolution of business between the consideration date by the parent company (September 2010) and the consideration date used by Telefônica Brasil (March 2011).

d)
Existing activities in the companies involved in the transaction: The exchange of shares between Vivo Part. (mobile operator) and Telefônica Brasil (fixed line operator) is part of the strategy of integrating both activities, considering that the acquirer (Telefônica Brasil) did not have mobile operations. Telecom companies in Brazil are working towards obtaining integrated business so as to maintain competitiveness. Therefore, the activities of Vivo Part. and Telefônica Brasil are complementary in the current telecom business scenario and must be managed jointly for their development.

e)
If the transaction conducts entities jointly to a ‘reporting entity’ which did not exist previously: The group’s strategy is to integrate its fixed line and mobile services in one 'reporting entity' which did not previously exist, aiming at sharing the synergy gains in the telecom segment in Brazil between shareholders.

f)
The transaction altered the control of Vivo Part.: As a consequence of the exchange of shares process and in order to have only one reporting entity, Vivo Part. became a full subsidiary of Telefônica Brasil and was merged in the final stage of the corporate restructuring.

Therefore, we concluded that the merger of Vivo's shares into Telefônica Brasil has economic substance, and therefore, the acquisition method of accounting should be used, as provided for in  IFRS 3 (R).

As provided below, the Company has also evaluated the transaction in order to properly determine the acquirer. In addition, if in a business combination IAS 27 is applied and it is not possible to indicate clearly which of the combined  entities is the acquirer, additional guidance in  IFRS 3 (R) includes various other factors which must be considered in the determination of which entity is the acquirer.

In a business combination which takes place mainly through an exchange of shares, usually the acquirer is the entity that issues its shares to exchange with the acquired interest. However, in some business combinations, known as reverse acquisitions, the entity which issues the shares can not be considered the acquired entity.

In the identification of the acquirer in a business combination which takes place upon the exchange of shares, IFRS 3 (R), paragraphs B13 to B18, require that other relevant factors be considered, including the following:

a)
In a business combination based on exchange of shares, the acquirer is normally the entity which issues the equity instruments: Telefônica Brasil issued the shares in exchange of shares owned by Vivo Part.’s shareholders, turning Vivo Part. a fully-owned subsidiary of Telefônica Brasil. Additionally, the final stage of such corporate restructuring was to merge Vivo Part. into Telefônica Brasil, and therefore Vivo Part. will no longer exist. Telefônica Brasil issued shares held by it in exchange for interest in Vivo Part., increasing its capital stock by R$31,222,630.

b)
The composition of the Senior Management of the combined entity. The acquirer is normally the company whose former Senior Management is prevailing in the combined entity: The CEO and CFO of Telefônica Brasil, among other key–functions, remained in these positions until the merger of shares. The equivalent positions in Vivo Part. were extinguished.

c)
The composition of Board of Directors (or equivalent body) of the combined entity. Usually the acquirer is the entity whose shareholders have the ability to elect, appoint or remove most members of the board of directors of the combined entity:  The Board of Directors of Telefônica Brasil remains and the Board of Vivo Part. no longer exists after the merger by Telefônica Brasil.

d)
Additionally, the guidance to identify the acquirer also considers that it is normally the entity whose relative size (measured, for instance, in assets, revenues and profit) is significantly larger than the acquired entity: Both companies have similar sizes, which, however must not be a determining fact to be considered in the identification of the acquirer. The most important fact to be considered is actually the essence of this acquisition, which is the acquisition of Vivo Part. from Portugal  Telecom by Telefónica in Spain.  As a result, shares were exchanged upon this restructuring process so Telefônica Brasil and Vivo Part. could have their businesses integrated, generating the synergies expected by the management and by the market. Therefore, independent of the size of the companies, it is important to consider the essence of the transaction which is the acquisition of Vivo Part by Telefônica Brasil to make the previously mentioned synergies possible.

Based on the afore mentioned factors, Management concluded that Telefonica Brasil is the acquirer on this transaction.

The fair value of the identifiable assets acquired and liabilities assumed of Vivo Part. were measured and recognized at acquisition date.

These values were determined upon various measurement methods of evaluation for each type of asset and/or liability based on the best available information. The advice of experts has also been considered in addition to the various other considerations made in determining these fair values.

The methods and assumptions used to measure these fair values were as follows:

Licenses

The fair value of the licenses has been determined through the use of Multi-period Excess Earnings Method (MEEM), which is based on a calculation of discounted cash flows of the estimated future economic benefits attributable to the licenses, net of the elimination of charges related to contributing assets involved in the generation of such cash flows and excluding the cash flows attributable to the customer base.

This method assumes that intangible assets rarely generate income on their own. Thus, cash flows attributable to the licenses are those remaining after the return on investment of all of the contributing assets required to generate the projected cash flows. The allocated fair value of the licenses on the acquisition date was R$12,876,000, which is being amortized over a 27.75 year period for accounting purposes.

Customer base

The customer base has been measured using the MEEM, which is based on a discounted cash flow analysis of the estimated future economic benefits attributable to the customer base, net of the elimination of charges involved in its generation. An analysis of the average length of customer relationships, using the retirement rate method, was performed in order to estimate the remaining useful life of the customer base.

The objective of the analysis of useful lives is to estimate a survival curve that predicts future customer churn of our current client base. The so-called "Iowa Curves" were considered to approximate the survival curve of customers. The allocated fair value of the licenses on the date of the acquisition was R$2,042,000, which is being amortized over a 8.5 year period for accounting purposes.

Trademark

The fair value of the trademark was calculated using the "relief-from-royalty" method. This method establishes that an asset’s value is calculated by capitalizing the royalties saved by holding the intellectual property. In other words the trademark owner generates a gain in holding the intangible asset rather than paying royalties for its use. The royalties saving was calculated by applying a market royalty rate (expressed as a percentage of revenues) to future revenues expected to be generated from the sale of products and services associated with the intangible asset. A market royalty rate is the rate, normally expressed as a percentage of net revenues, that a knowledgeable, interested owner would charge a knowledgeable, interested user for the use of an asset in an arm’s length transaction. The allocated fair value of the licenses on the date of the acquisition was R$1,642,000, which is being amortized over a 19.5 year period for accounting purposes.

The provisional fair values, goodwill and cost of the identifiable assets acquired and liabilities assumed in this transaction at acquisition dates were the following:

In R$ thousands	Vivo Participações S.A.
(provisional data)
Fair value
Current assets	7,244,124

Non-current assets	28,134,683
Deferred tax asset, net(2)	417,883
Other non-current assets	2,385,177
Property, plant and equipment	6,198,358
Intangible assets (1)	19,133,265

Current liabilities	(7,964,209)
Non-current liabilities	(5,352,456)
Other non-current liabilities (3)	(5,352,456)
Net asset amount	22,062,142
Cost of shareholdings	31,222,630
Goodwill of the transaction	9,160,488

(1)
Includes the allocation of fair value attributed to licenses (R$12,876,000), trademark (R$1,642,000) and customer base (R$2,042,000). The Company does not consider trademark and customer base as deductible items for tax purposes.

(2)	Includes the recognition of deferred income tax over (1) and (3).
(3)	Includes allocation of fair value attributed to contingent liabilities of R$283,000.

At the date of issuance of these consolidated financial statements, the Company was concluding the process of determining the fair value of the identifiable assets acquired and liabilities assumed from Vivo Part. and, accordingly, new information obtained about facts and circumstances existing at the acquisition date, may result in some adjustments to the provisional allocation of intangibles and goodwill. The conclusion of this process is expected to be carried out within a maximum of twelve months from the date of acquisition.

The fair value of accounts receivables for products sold and services rendered totals R$2,809,561. The gross amount is R$3,027,732. Over the gross amount of accounts receivables for products sold and services rendered, an allowance for doubtful accounts of R$218,171 was recorded, for which settlement is expected in the net value of this provision.

According to IFRS 3 (R) - Business Combination, the acquirer must recognize, on the date of acquisition, contingent liabilities assumed on a business combination even if it is not likely that the outflow of resources to settle the liability are necessary, as long as a present obligation arising from past events exists and its fair value can be reliably measured.  In compliance with the criteria above, in this acquisition, a contingent liability at fair value of R$283,000 was recognized, based on the possible cash outflow estimated for its settlement on the acquisition date (see note 20).

Analysis of cash flow on acquisition	R$ thousand
Transaction costs (included in cash flows from operating activities)	(9,066)
Cash and cash equivalents of the company acquired (included in cash flows from investing activities)	1,982,898
Net of cash outflow and cash equivalents from the acquisition	1,973,832

The transaction costs incurred to date in the amount of R$9,066 were recorded in the income statement as other operating expenses.

From the acquisition date and up to the date of issuance of these financial statements (December 31, 2011), Vivo Part. (until September 2011) and Vivo S.A. have contributed R$16,125,386 of the net operating revenue and R$2,615,068 of the  net income of the consolidated company.

For information purposes only, we presented below an unaudited pro forma combined income statement between the Company and the acquired company, Vivo Part., should the acquisition have taken place on January 1, 2011, without considering retroactively as of this date the accounting effects of the purchase price allocations (PPA). This statement does not intend to represent the real results of the operations of the Company should the restructuring have taken place on the specified date, nor should it be used to project results of the Company’s operations on any date or future period.

For the fiscal year ended December 31, 2011 (unaudited)

	Telefônica Brasil Consolidated for the fiscal year ended December 31, 2011	Vivo Consolidated for the three months period ended March 31, 2011	Elimination (b)	Telefônica Brasil
Net operating revenue	29,128,740	4,812,330	(802,456)	33,138,614
Costs of goods and services (a)	(14,728,171)	(2,217,733)	773,395	(16,172,509)
Gross profit	14,400,569	2,594,597	(29,061)	16,966,105
Operating (expenses) income	(8,603,203)	(1,489,121)	29,061	(10,063,263)
Selling (a)	(7,259,703)	(1,180,178)	36,545	(8,403,336)
General and administrative (a)	(1,785,658)	(310,416)	-	(2,096,074)
Other operating income (expenses), net	442,158	1,473	(7,484)	436,147
Operating income before financial expense, net	5,797,366	1,105,476	-	6,902,842
Financial expense, net	(139,692)	(39,794)	-	(179,486)
Income before income tax and social contribution	5,657,674	1,065,682	-	6,723,356
Income tax and social contribution	(1,295,475)	(355,476)	-	(1,650,951)
Net income for the period (c)	4,362,199	710,206	-	5,072,405
Attributed to equity holders of the parent company	4,355,318	-	-	5,065,524
Attributed to participation of non-controlling shareholders	6,881	-	-	6,881

(a)	Includes depreciation and amortization expenses amounting to R$5,131,853.

(b)	Includes mainly revenues and interconnection costs.
(c)
Net income would be R$4,940,938 in 2011, should the effects of the amortization of intangible assets of the first 3 months of 2011 (R$199,193), net of deferred income taxes amounting to R$67,726, have been included.

5.	Cash and cash equivalents

	2011	2010

Bank accounts	77,404	8,930
Short-term investments	2,862,938	1,547,785
Total	2,940,342	1,556,715

Short-term investments are basically CDB (Bank Deposits Certificate), indexed under CDI (Inter-bank Deposits Certificate) rate variation, which are readily liquid and maintained with reputable financial institutions.

6.	Trade accounts receivable, net

	2011	2010

Billed amounts	3,461,465	1,854,151
Interconnection receivable	1,855,801	188,609
Accrued unbilled amounts	930,178	1,336,441
Gross accounts receivable	6,247,444	3,379,201

Allowance for doubtful accounts	(1,056,729)	(765,633)
Total	5,190,715	2,613,568

Current	4,103,377	2,008,325
Past-due – 1 to 30 days	631,923	394,371
Past-due – 31 to 60 days	204,775	95,206
Past-due – 61 to 90 days	115,125	41,096
Past-due – 91 to 120 days	49,815	19,088
Past-due – more than 120 days	85,700	55,482
Total	5,190,715	2,613,568

Current	5,105,860	2,546,225
Non-current	84,855	67,343

Changes in Allowance for doubtful accounts

	2011	2010

Opening balance	(765,633)	(833,639)
Provision charged to selling expenses (Note 26)	(506,581)	(386,340)
Business combination	(218,171)	-
Consolidation of TVA	(3,659)	-
Write-offs	437,315	454,346
Ending balance	(1,056,729)	(765,633)

Subsidiary A.Telecom offers “Posto Informático”, a product that consists of the lease of IT equipment to small and medium-sized companies for fixed installments received over the agreed term. Considering the related contractual conditions, the Company classified this product as a “Finance Lease” in the financial statements as of December 31, 2011 and 2010 (note 3.g).

The consolidated accounts receivable as of December 31, 2011 and 2010 reflect the following effects:

	2011	2010
Present value of minimum payments receivable	261,933	112,352
Unrealized financial income	8,941	23,213
Gross investment in finance lease receivables	270,874	135,565
Allowance for doubtful accounts	(69,375)	(18,102)
Financial Leases receivable, net	201,499	117,463
Current	177,078	45,009
Non-current	84,855	67,343

Aging list of financial leases receivable:

Year	Gross Investment	Present Value
Falling due within one year	177,078	177,078
Falling due within five years	93,796	84,855
Total	270,874	261,933

There are neither unsecured residual values that produce benefits to the lessor nor contingent payments recognized as revenues during the year.

7.	Inventories

	2011	2010

Consumption materials	94,547	100,579
Resale items (*)	435,032	66,564
Other inventories	6,468	10,052
Allowance for reduction to net recoverable value and obsolescence	(64,326)	(99,696)
Total current	471,721	77,499

(*) Includes, among others, cell phones and IT equipments.

Below, we present the changes in the allowance for reduction to net recoverable value and obsolescence:

	2011	2010
Opening balance	(99,696)	(75,928)
Additions	(37,462)	(31,568)
Write-offs	95,149	7,800
Business combination	(18,852)	-
Consolidation of TVA	(3,465)	-
Ending balance	(64,326)	(99,696)

The reduction in the balance of resale items is explained due to the disposal process made through auctions and reuse in the Company’s plant.

8.	Deferred and recoverable taxes

8.1	Recoverable taxes

	2011	2010

Withholding taxes	152,919	91,185
Recoverable income tax and social contribution	1,143,988	27,088
ICMS (state VAT) (*)	1,665,896	534,323
ICMS (state VAT)-Convênio 39/Portaria CAT 06	307,832	313,177
PIS and COFINS	210,950	17,726
Other	28,440	2,535
Total	3,510,025	986,034
Current	2,495,066	659,357
Non-current	1,014,959	326,677

(*)	The amount recorded as of December 31, 2011 refers mainly to credits on the acquisition of property, plant and equipment items, available for offset against VAT obligations in 48 months.

8.2	Deferred taxes

The Company and its subsidiaries recognized deferred income and social contribution tax assets considering the existence of taxable income in the last five fiscal years and the expected generation of future taxable based on a technical feasibility study, approved by the Board of Directors on December 12, 2011.

	2011	2010
Deferred Assets
Tax loss carry-forwards – Income tax and social contribution (a)	348,576	2,325

Provisions for tax, labor and civil claims	736,312	302,607
Post-retirement benefit plans	98,833	74,460

Allowance for doubtful accounts	178,433	100,194
Fust Provision	151,985	73,251
Allowance for obsolescence of modems and others	8,745	18,713
Employee Profit sharing	82,564	38,730

Accelerated depreciation	433,512	46,318
Allowance for reduction of inventory to recoverable value	17,542	31,593
Provision for loyalty program	23,399	-
Derivatives	69,387	33,188
Merged tax credits – DABR (b)	46,962	34,691

Provisions	354,916	129,798
Income tax and social contribution on other temporary differences	308,462	128,144
	2,859,628	1,014,012
Deferred liabilities
Technological innovation Law	(333,156)	(238,957)
Exchange rate variation	(14,742)	(25,811)
Merged tax credits (b)	(207,668)	(136,015)

Client portfolio	(630,896)	-
Trademarks and patents	(536,808)	-
License	(79,976)	-

Effect of goodwill generated by the merger of Telemig and Telemig Participações into TCO IP S.A.	(258,695)
Effect of goodwill generated on the acquisition of Vivo Part.	(53,374)	-
Income tax and Social contribution on other temporary differences	(104,389)	(109,550)
	(2,219,704)	(510,333)
Total non-current asset (liability), net	639,924	503,679

a)
Tax loss carryforward and negative tax base: These represent the amount recorded  by the Company’s subsidiaries which, pursuant to the Brazilian legislation, may be offset up to the limit of 30% of the taxable income computed in the coming fiscal years and subject to no statute of limitations. The subsidiaries Telefônica Data S.A. and Telefônica Sistema de Televisão S.A. did not record the potential deferred income and social contribution taxes credit that would arise from the use of the tax loss carryforwards and negative tax bases in the amount of R$54,139 at December 31, 2011, given the uncertainty, at this time, as to these subsidiaries ability to generate sufficient future taxable results to ensure the realization of these deferred taxes.

Below we present tax credit amounts from tax loss carryforwards recognized and not recorded by the Company’s subsidiaries. As of December 31, 2011, there was no significant change in the Company’s business or those of its subsidiaries that would indicate the need for a provision for the aforementioned tax credits.

	Income Tax	Social Contribution	Total

Tax-loss carry-forward and negative base at 12/31/2011	1,195,277	1,154,399	2,349,677
Tax credit (25% + 9%)	298,819	103,896	402,715
Tax credit recognized	259,011	89,565	348,576
Tax credit not recognized	39,808	14,331	54,139

	Income Tax	Social Contribution	Total

Tax-loss carry-forward and negative base at 12/31/2010	130,435	130,435	260,870
Tax credit (25% + 9%)	32,609	11,739	44,348
Tax credit recognized	1,710	615	2,325
Tax credit not recognized	30,899	11,124	42,023

b)
Merged tax credit: Relates to tax benefits arising from corporate reorganizations represented by goodwill amounts based on future expected profitability to be used in compliance with the limits established by tax legislation.

Changes in deferred income and social contribution tax assets and liabilities:

Deferred Tax Assets	December 31, 2010	Additions	Write-offs/realization	Business Combination	December 31, 2011

Tax losses	2,325	-	(393,067)	739,318	348,576
Other deferred assets	1,011,687	252,826	(108,222)	1,354,761	2,511,052
Total	1,014,012	252,826	(501,289)	2,094,079	2,859,628

Deferred Tax Assets	December 31, 2009	Additions	Write-offs	December 31, 2010
Tax losses	1,716	609	-	2,325
Other deferred assets	926,990	111,175	(26,478)	1,011,687
Total	928,706	111,784	(26,478)	1,014,012

Deferred Tax Liabilities	December 31, 2010	Additions	Write-offs	Business Combination	Other comprehensive income	December 31, 2011

Deferred liabilities	510,333	274,332	(155,452)	1,611,833	(21,342)	2,219,704
Total	510,333	274,332	(155,452)	1,611,833	(21,342)	2,219,704

Deferred Tax Liabilities	December 31, 2009	Additions	Write-offs/realization	Other comprehensive income	December 31, 2010

Deferred liabilities	364,642	207,869	(3,669)	(58,509)	510,333
Total	364,642	207,869	(3,669)	(58,509)	510,333

At December 31, 2011, the Company projects deferred tax (liabilities) assets to be realized as follows:

Year

2012	1,337,875
2013	93,927
2014	1,758
2015	(31,700)
2016	(35,603)
From 2017	(726,333)
Total	639,924

These recoverable amounts are based on projections that may change in the future.

9.	Escrow deposits

The Company and its subsidiaries have escrow deposits and assets frozen by court order in connection with civil, labor and tax lawsuits, as follows:

	Nature
	Labor claims	Tax litigation	Civil litigation	Freeze of assets by court order	Total

Non-current as of 12/31/2010	555,322	546,387	528,887	80,087	1,710,683

Business combination	54,939	1,146,771	77,336	58,113	1,337,159
Consolidation of TVA	2,488	24,128	6,542	1,743	34,901
Additions	139,123	72,745	141,146	314,373	667,387
Write-offs / reversal	(42,796)	(5,605)	(76,361)	(340,605)	(465,367)
Monetary restatement	39,847	133,211	39,177	-	212,235
Transfers	40,782	1,166	(1,442)	(40,506)	-
Merger of Ptelecom	-	19,667	-	-	19,667

Non-current as of 12/31/2011	789,705	1,938,470	715,285	73,205	3,516,665

Current	18,501	15,207	61,687	21,026	116,421
Non-current	771,204	1,923,263	653,598	52,179	3,400,244

	Nature
	Labor claims	Tax litigation	Civil litigation	Freeze of assets by court order	Total

Non-current as of 12/31/2009	436,153	481,664	377,301	40,222	1,335,340

Additions	104,480	33,840	117,414	75,441	331,175
Write-offs / reversal	(11,980)	-	(17,839)	-	(29,819)
Monetary restatement	14,355	30,920	28,712	-	73,987
Transfers	12,314	(37)	23,299	(35,576)	-

Non-current as of 12/31/2010	555,322	546,387	528,887	80,087	1,710,683

See note 20, Provisions for further details of the matters that gave rise to these deposits.

On December 31, 2011, the Company and its subsidiaries had several judicial tax deposits totaling R$1,938,470.

A brief description of the main consolidated judicial tax deposits is as follows:

PIS and COFINS

The subsidiary Vivo is party to judicial claims involving the following matters: i)
a claim arising from tax debits offsetting with credits derived from overpayments not recognized by the tax authorities; ii) tax debt derived from underpayment due to divergence in the ancillary statements (DCTFs); and iii) disputes referring to changes in rates and an increase in the taxable bases introduced by Law No. 9718/98.

As of December 31, 2011, the balance of escrow deposits amounted to R$68,532. The amounts provisioned related to such escrow deposits are disclosed in note 20.

CIDE

The Company and subsidiaries are involved in administrative and judicial disputes for the exemption of the CIDE levied on offshore remittances of resources derived from agreements for the transfer of technology, brand and software licensing, etc.

As of December 31, 2011, the balance of escrow deposits amounted to R$123,228. The amounts provisioned related to such escrow deposits are in note 20.

FISTEL

Due to extensions of licenses terms for utilization of telephony switches associated with the performance of commuted fixed telephony services (fixed operators) and extensions for the use of radio frequencies associated with the performance of personal mobile services (mobile operators), ANATEL collected TFI on the extension of the licenses granted and on the radio base stations, mobile stations and radio links.

Such tax collection was due to ANATEL´s belief that the extension was a TFI taxable event. The Company and its subsidiaries have separately contest this tax at the administrative and judicial level in the belief that this collection is improper.

As of December 31, 2011, the amount deposited totaled R$767,530. There are amounts provisioned of R$733,038 related to such escrows deposits which are disclosed in note 20.

IRRF

The Company and its subsidiaries filed writs of mandamus claiming its right not to have IRRF (Withholding Income Tax) incidence over: (a) remittances to other countries for outcoming traffic (fixed operators); (b) interest on shareholder’s equity paid (mobile operators).

As of December 31, 2011, the balance of court deposits amounted to R$53,760. There are amounts provisioned of R$24,753 related to such escrow deposits which are disclosed in note 20.

In addition to those discussions, the Company and its subsidiaries are parties to other judicial claims involving the following matters: (a) IRRF levied on rent and royalties income, salary, and fixed-rate financial investments; (b) debts referring to the offsetting of IRPJ and CSLL overpayments not recognized by the Federal tax authorities, and debt referring to fines derived from the untimely payment of IRRF.

As of December 31, 2011, the balance of escrow deposits amounted to R$7,709. The amounts provisioned related to such escrow deposits are disclosed in note 20.

IRPJ

The Company and its subsidiaries were party to judicial claims involving the following matters: (a) claims arising from tax debits offsetting with credits derived from overpayments not recognized by the Federal tax authorities; and (b) requirement of IRPJ estimates and lack of payment – debts in the integrated system of economic-fiscal information (SIEF).

As of December 31, 2011, the balance of escrow deposits amounted to R$23,866. There are amounts provisioned of R$1,249 related to such escrow deposits which are disclosed in note 20.

EBC (Empresa Brasil de Comunicação) Contribution

Sinditelebrasil (Union of Telephony and Cellular and Personal Mobile Service Companies) filed a writ of mandamus challenging the Contribution for Development of the Public Radio Broadcasting payable to EBC (Empresa Brasil de Comunicação), created by Law No. 11,652/2008. The Company and its subsidiaries, as members of the union, made escrow deposits referring to that contribution.

As of December 31, 2011 the amounts deposited totaled R$254,328. The amounts provisioned related to such escrow deposits are disclosed in note 20.

Social Security, Work Accident Insurance (SAT) and Funds to Third Parties (INSS)

The Company filed a writ of mandamus in order to nullify the entry stemming from collection of Social Security, Work Accident Insurance (SAT) and third party funds on payment of "Indenização Compensatória por Supressão de Benefícios" due to the suspension of collective bargaining agreements of 1996/1997 and 1998/1999.

On December 31, 2011, the balance of escrow deposits totaled R$75,278.

Guarantee fund for years of service (FGTS)

The Company filed a writ of mandamus in order to declare its right not to pay surtax of 0.5% and 10% for FGTS – (Fundo de Garantia por Tempo de Serviço) established by Supplementary Law No. 110/2001 levied on deposits made by employers (the proceedings did not result in any reduction of part of the deposits for FGTS made by the Company on behalf of its employees).

As of December 31, 2011, the value deposited totaled R$62,154. The amounts provisioned related to these escrow deposits are disclosed in note 20.

Tax on Net Income (ILL)

The Company filed a writ of mandamus in order to declare its right to offset overpayments of Tax on Net Income with overdue installments of IRPJ.

As of December 31, 2011, the total value deposited amounted to R$46,770.

Universalization of telecommunications services fund (FUST)

The Company and its subsidiaries filed a writ of mandamus in order to declare its right to: (a) Fixed operations: non-inclusion of interconnection expenses (ITX) and EILD in the FUST tax base and (b) Mobile operations: non-inclusion of interconnection revenue (ITX) and EILD in the FUST tax base, in accordance with the provision Súmula nº 7, dated December 15,  2005, as it does not comply with the provisions contained in sole paragraph  of article 6 of Law No. 9,998, dated August 17, 2000.

As of December 31, 2011, the amount deposited totaled R$299,545. The amounts provisioned related to these escrow deposits are disclosed in note 20.

Provisional Contribution Tax on Financial Transactions (CPMF)

Due to merger of PTelecom Brasil S.A into the subsidiary Vivo Part., which was later merged into the Company, the escrow deposit balance, related to the writ of mandamus filed by PTelecom Brasil S.A, aiming to reject the requirement for CPMF on symbolic and simultaneous foreign-exchange contracts, required by the Brazilian Central Bank for the conversion of external loan into investment, was incorporated by the Company.

As of December 31, 2011, the amount deposited totaled R$20,220. The amounts provisioned related to these escrow deposits are disclosed in note 20.

State VAT (ICMS)

The Company and its subsidiaries are involved in judicial discussions comprising the following issues: (a) ICMS declared and not paid; (b) ICMS not levied on communication in default; (c) subject to the payment of fine for late tax payment, paid spontaneously; (d) ICMS supposedly levied on access, activation, habilitation, availability and use of services, as well as those related to supplementary services and additional facilities; (e) right to credit from the acquisition of goods designated to fixed assets and electricity; and (f) activation of cards for pre-paid services.

As of December 31, 2011, the amount deposited totaled R$29,974. There are amounts provisioned of R$29,941 related to these judicial deposits which are disclosed in note 20.

Other taxes and contributions

The Company and its subsidiaries had judicial discussions that comprise the following issues: (a) service tax (ISS) over non-core services; (b) municipal real estate tax (IPTU) not subject to exemption ; (c) municipal inspection, operation and publicity taxes; (d) differential rate SAT (1% to 3% - Work Accident Insurance); (e) use of soil rate; (f) pension contributions regarding the supposed lack of retention of 11% of the value of various bills, invoices and receipts for supplier contracted; (g) public price for Numbering Resources Management (PPNUM) by ANATEL.

As of December 31, 2011, the amount deposited totaled R$105,576.

10.	Prepaid expenses

	2011	2010
Advertising and publicity	171,566	817
Rents	20,992	4,901
Insurance	10,289	8,714
Software maintenance	14,503	14,889
Financial charges	3,426	-
Other assets	34,280	12,051
Total current	255,056	41,372

Advertising and publicity	835	-
Rents	11,912	9,226
Insurance	1,695	4,511
Financial charges	5,317	-
Other assets	12,379	10,910
Total non-current	32,138	24,647

11.	Other assets

	2011	2010
Advances	62,123	53,704
Related parties receivables (Note 32)	40,285	95,452
Subsidy on the sale of handsets	53,408	-
Suppliers receivables	184,748	59,769

Other assets	83,248	57,190
Total current	423,812	266,115
Receivables from Barramar S.A. (a)	52,248	56,700
Amounts linked to National Treasury securities	13,819	12,884
Pension assets surplus (note 35)	31,210	27,171
Related parties receivables (Note 32)	20,214	16,943
Other assets	30,802	40,110
Total non-current	148,293	153,808

(a)	Refers to receivables from Barramar S.A., registered in Companhia AIX de Participações, net of allowance for losses.

12.	Investments

	2010	Additions	Result of Equity Method	Dividends received	Other Comprehensive Income	Consolidation of TVA	2011

Investments in subsidiaries	57,990	-	-	-	-	(57,990)	-

GTR Participações e Empreendimentos S.A (b)	2,055	-	-	-	-	(2,055)	-
Lemontree Participações S.A. (b)	17,047	-	-	-	-	(17,047)	-
Comercial Cabo TV São Paulo S.A. (b)	32,392	-	-	-	-	(32,392)	-
TVA Sul Paraná S.A. (b)	6,496	-	-	-	-	(6,496)	-

Other investments (*) (a)	42,847	-	-	-	(5,012)	-	37,835
Zon Multimédia – direct interest	9,036	-	-	-	(2,299)	-	6,737
Zon Multimédia – indirect interest	3,189	-	-	-	(810)	-	2,379
Other investiments	30,622	-	-	-	(1,903)	-	28,719

Total consolidated investments	100,837	-	-	-	(5,012)	(57,990)	37,835

(a)	Other investments are measured at fair value.
(b)	Consolidated from January 1, 2011 as mentioned in Note 3.d.

	2009	Result of equity method	Future capital contribution	Dividends received	Other comprehensive income	Write-off (residual value)	2010

Associates (I) (II)	55,101	2,889	3,557	(3,557)	-	-	57,990
GTR Participações e Empreendimentos S.A	2,121	(66)	60	(60)	-	-	2,055
Lemontree Participações S.A.	14,292	2,755	1,029	(1,029)	-	-	17,047
Comercial Cabo TV São Paulo S.A.	31,844	548	2,336	(2,336)	-	-	32,392
TVA Sul Paraná S.A.	6,844	(348)	132	(132)	-	-	6,496

Other investments (*) (I) (II)	285,198	-	-	-	(124,353)	(117,998)	42,847
Portugal Telecom – direct interest	170,777	-	-	-	(95,415)	(75,362)	-
Zon Multimédia – direct interest	13,049	-	-	-	(4,013)	-	9,036
Portugal Telecom – indirect interest	56,925	-	-	-	(14,289)	(42,636)	-
Zon Multimédia – indirect interest	4,605	-	-	-	(1,416)	-	3,189
Other investments	39,842	-	-	-	(9,220)	-	30,622

Total consolidated investments (II)	340,299	2,889	3,557	(3,557)	(124,353)	(117,998)	100,837

(*) Other investments are measured at fair value.

The Company sold the consolidated interest held in Portugal Telecom on June 21, 2010, which generated the following effects:

Consolidated

Sale amount	205,149
Acquisition cost	(117,998)
Net gain from the sale	87,151

Jointly-owned companies consolidated on a proportional basis

The Group has ownership interest of 50% in Aliança Atlântica Holding B.V., Companhia AIX de Participações and Companhia ACT de Participações, which are consolidated on a proportional basis. The business purpose of each company is detailed in Note 1.c).

The amounts of assets, liabilities, revenues and expenses related to Telefônica Brasil’s interest in entities consolidated proportionally at December 31, 2011, 2010 and 2009 included in the consolidated financial statements are set out below:

	2011			2010
	Cia ACT	Cia AIX	Aliança Atlântica	Cia ACT	Cia AIX	Aliança Atlântica

Current assets	4	3,501	49,655	7	4,820	57,456
Noncurrent assets	-	65,461	2,378	-	72,146	3,189
Current liabilities	1	2,338	9	1	5,727	397
Noncurrent liabilities	-	1,849	-	-	2,339	-

Shareholders’ Equity	3	64,775	52,024	6	68,900	60,248

	2011			2010			2009
	Cia ACT	Cia AIX	Aliança Atlântica	Cia ACT	Cia AIX	Aliança Atlântica	Cia ACT	Cia AIX	Aliança Atlântica
Revenues	25	27,491	1,139	27	31,254	13,200	30	30,144	3,994
Expenses	(28)	(24,240)	(82)	(24)	(21,985)	(99)	(27)	(12,207)	(185)
Net income for the year	(3)	3,251	1,057	3	9,269	13,101	3	17,937	3,809

	Annual depreciation rate %	Net book value as of 12/31/2010	Additions	Disposals, net	Transfers, net (b)	Depreciation	Business combination	Consolidation of TVA	Net book value as of 12/31/2011
Switching equipment	10.00	1,234,081	60,166	(5,087)	390,972	(346,804)	617,757	-	1,951,085
Transmission equipment	5.00 to 10.00	3,709,166	377,411	(49,123)	1,106,119	(847,229)	2,441,209	25,282	6,762,835
Terminal equipment and modems	10.00 to 66.67	1,274,037	991,417	(4,819)	1,081	(1,002,764)	258,714	29,387	1,547,053
Infrastructure	4.00 to 12.50	2,811,505	228,124	(61,059)	492,876	(703,375)	1,851,056	845	4,619,972
TV equipment and materials	8.00 to 20.00	187,343	125,865	-	(53,488)	(109,607)	-	29,056	179,169
Other	10.00 to 20.00	218,469	160,948	(4,879)	48,747	(193,108)	556,973	1,232	788,382

Provision for losses (a)		(41,373)	-	8,985	8,953	-	-	-	(23,435)
Property, plant and equipment in progress		807,469	2,068,327	(12,609)	(2,009,147)	-	472,649	2,170	1,328,859
Total		10,200,697	4,012,258	(128,591)	(13,887)	(3,202,887)	6,198,358	87,972	17,153,920

13.	Property, plant and equipment, net

	Annual depreciation rate %	Net book value as of 12/31/2009	Additions	Disposals, net	Transfers, net (b)	Depreciation	Net book value as of 12/31/2010
Switching equipment	10.00	1,038,595	115,444	91	295,996	(216,045)	1,234,081
Transmission equipment	5.00 to 10.00	3,354,458	339,740	(4,188)	391,947	(372,791)	3,709,166
Terminal equipment and modems	10.00 to 66.67	1,183,554	575,672	(4,121)	79,378	(560,446)	1,274,037
Infrastructure	4.00 to 12.50	2,990,801	71,235	(40,405)	96,139	(306,265)	2,811,505
TV equipment and materials	8.00 to 20.00	327,898	17,066	(261)	(82,586)	(74,774)	187,343
Other	10.00 to 20.00	225,996	64,325	(1,299)	5,729	(76,282)	218,469
Provision for losses (a)		(15,985)	7	-	(25,395)	-	(41,373)
Property, plant and equipment in progress		566,820	1,013,334	(12,170)	(760,515)	-	807,469
Total		9,672,137	2,196,823	(62,353)	693	(1,606,603)	10,200,697
(a)	The Company and its subsidiaries recognized a provision for possible obsolescence of materials used for assets maintenance based on historical and expected future use.
(b)	See transfers made on Intangible assets.

Below is the breakdown of cost and accumulated depreciation as of December 31, 2011 and 2010:

2011	Cost	Accumulated depreciation	Net book value

Switching equipment	15,084,380	(13,133,295)	1,951,085
Transmission equipment	30,051,932	(23,289,097)	6,762,835
Terminal equipment and modems	8,830,900	(7,283,847)	1,547,053
Infrastructure	13,124,946	(8,504,974)	4,619,972
TV materials and equipment	907,865	(728,696)	179,169
Other	3,546,825	(2,758,443)	788,382

Provision for losses	(23,435)	-	(23,435)

Property, plant and equipment in progress	1,328,859	-	1,328,859
Total	72,852,272	(55,698,352)	17,153,920

2010	Cost	Accumulated depreciation	Net book value

Switching equipment	11,795,681	(10,561,600)	1,234,081
Transmission equipment	19,122,768	(15,413,602)	3,709,166
Terminal equipment and modems	4,777,349	(3,503,312)	1,274,037
Infrastructure	8,477,774	(5,666,269)	2,811,505
TV materials and equipment	614,921	(427,578)	187,343
Other	1,429,962	(1,211,493)	218,469

Provision for losses	(41,373)	-	(41,373)

Property, plant and equipment in progress	807,469	-	807,469
Total	46,984,551	(36,783,854)	10,200,697

14.	Intangible assets, net

	2011	2010
Goodwill	10,225,280	1,064,792
Other intangibles assets	19,828,404	665,682
Total	30,053,684	1,730,474

Following is the opening of goodwill on these dates:

Goodwill	2010	Business Combination	2011

Ajato Telecomunicações Ltda.	149	-	149
Goodwill Spanish and Figueira (merged in TDBH) (a)	212,058	-	212,058
Santo Genovese Participações Ltda. (b)	71,892	-	71,892
Telefônica Televisão Participações S.A. (c)	780,693	-	780,693
Vivo Participações S.A. (d)	-	7,169,577	7,169,577
Telemig Celular S.A.	-	133,896	133,896
Telemig Celular Participações S.A.	-	1,485,172	1,485,172
Global Telecom S.A.	-	204,762	204,762
Tele Centro Oeste Celular Participações S. A.	-	150,930	150,930
Ceterp Celular S. A.	-	16,151	16,151
Total	1,064,792	9,160,488	10,225,280

(a)	Goodwill arising from the spin-off of Figueira, which was merged into the Company as a result of the merger of Telefônica Data Brasil Holding S.A. (TDBH) in 2006.

(b)	Goodwill arising from the acquisition of control over Santo Genovese Participações Ltda. (controlling shareholder of Atrium Telecomunicações Ltda.) in 2004.

(c)	Goodwill arising from the acquisition of TTP (formerly Navytree), incorporated in 2008 which is based on a future profitability analysis.

(d)	Goodwill arising from the acquisition of Vivo Part. in April 2011.

	Annual depreciation rate %	Net book value as of 12/31/2010	Additions	Disposals, net	Transfers, net	Depreciation	Business combination	Consolidation of TVA	Net book value as of 12/31/2011

Software	20.00 to 33.33	638,975	380,942	(64)	161,984	(632,725)	1,312,044	-	1,861,156
Customer Portfolio (Network IP)	9.00 to 15.00	14,512	-	-	-	(193,681)	2,042,000	-	1,862,831
Trademarks and patents	5.00	-	-	-	-	(63,154)	1,642,000	-	1,578,846
License	3.60 to 20.00	-	811,754	-	-	(483,743)	14,031,970	-	14,359,981
Goodwill	According to contractual terms	-	2,976	-	-	(1,962)	6,670	-	7,684
Other	10.00 to 20.00	12,195	10,436	(314)	(1,263)	(7,842)	1,487	9,768	24,467
Software in progress		-	183,179	-	(146,834)	-	97,094	-	133,439
Total		665,682	1,389,287	(378)	13,887	(1,383,107)	19,133,265	9,768	19,828,404

	Annual depreciation rate %	Net book value as of 12/31/2009	Additions	Disposals, net	Transfers, net	Depreciation	Net book value as of 12/31/2010
Software	20.00	682,776	239,986	-	(159)	(283,628)	638,975
Customer Portfolio (Network IP)	10.00	21,768	-	-	-	(7,256)	14,512
Other	10.00 to 20.00	24,132	4,604	-	(534)	(16,007)	12,195
Total		728,676	244,590	-	(693)	(306,891)	665,682

2011	Cost	Accumulated depreciation	Net book value

Software	8,744,914	(6,883,758)	1,861,156
Customer Portfolio (Network IP)	2,114,561	(251,730)	1,862,831
Trademarks and patents	1,643,511	(64,665)	1,578,846
License	15,937,373	(1,577,392)	14,359,981
Goodwill	38,800	(31,116)	7,684
Other	683,021	(658,554)	24,467
Software in progress	133,439	-	133,439
Total	29,295,619	(9,467,215)	19,828,404

2010	Cost	Accumulated depreciation	Net book value

Software	2,953,275	(2,314,300)	638,975
Customer Portfolio (Network IP)	72,561	(58,049)	14,512
Other	201,621	(189,426)	12,195
Total	3,227,457	(2,561,775)	665,682

15.	Payroll and related accruals

	2011	2010

Salaries and fees	40,651	25,583
Payroll charges	223,359	101,021
Employee profit sharing	214,983	105,841
Other indemnities	16,631	74,800
Total	495,624	307,245

16.	Trade accounts payable

	2011	2010

Various suppliers	5,384,243	2,270,444
Values to pass	146,437	51,485
Interconnection	521,901	510,228
Technical assistance	29,030	-
Total	6,081,611	2,832,157

17.	Taxes payable

	2011	2010
Direct taxes
Income tax and social contribution (a)	129,610	1,329

Indirect taxes	2,021,739	792,371
ICMS (state VAT) (b)	1,610,598	635,358
PIS and COFINS (taxes on revenue) (c)	319,981	120,430
Fust and Funtel (d)	39,879	20,661
CIDE	3,359	7,301
Others	47,922	8,621
Total	2,151,349	793,700

Current	1,691,991	754,993
Non-current	459,358	38,707

(a)	Income and social contribution taxes payable are presented net of payments on an estimated basis.

(b)
The non-current portion includes an amount of R$380,271 at December 31, 2011, which refers to ICMS – Programa Paraná Mais Emprego, resulting from an agreement with the Paraná State Government involving the deferral of ICMS tax payment. This agreement indicates that the ICMS becomes due in the 49th month following the month in which ICMS tax is calculated. This amount is adjusted to the variation of the Annual Indexation Factor (FCA).

(c)
Includes the amounts for which the Company received a tax infraction notice for having carried out the COFINS compensation, in January and February 2000, with credits arising from the overpayment of 1/3 of the COFINS paid in 1999, after compensation with CSLL. The litigation awaits special administrative judgment. The Management had recorded the amount of R$47,541 at December 31, 2011, and had an escrow deposit for the same amount. Due to the Tax Recovery Program - REFIS (Law no. 11,941/09), the company requested the waiver of suits and the conversion in income of amounts payable with the resulting raising of the surplus amount.

(d)	The amounts related to Fust and Funtel in connection with proceedings held with ANATEL were reclassified to Provisions (see note 20.2).

18.	Loans, Financing and Debentures

18.1	Loans and Financing

	Currency	Annual interest rate	Maturity	2011 (*)	2010 (*)

Loans and financing - BNDES (a)	URTJLP	TJLP+3.73%	Until 2015	1,327,147	1,715,580
Loans and financing - BNDES (a)	URTJLP	TJLP+1.73%	Until 2015	71,821	92,842
Loans and financing - BNDES	BRL	5.50%	Until 2021	1,912	-
Loans and financing – Mediocrédito	US$	1.75%	Until 2014	14,027	17,304
Loan – working capital	BRL	108.90% of CDI	Until 2012	91,570	-
Loan – Resolution 4131	US$	4.10%	Until 2013	282,205	-
Loans and financing - BNDES (b)	URTJLP	TJLP+1.48% to 4.30%	Until 2019	1,659,858	-
Loans and financing - BNDES	UMBND	5.97%	Until 2019	194,276	-
Loans and financing - BNDES (c)	R$	4.50% to 5.50%	Until 2020	135,471	-
Loans - European Bank of Investments – BEI	US$	4.18% to 4.47%	Until 2015	707,975	-
Loans and financing - Banco do Nordeste do Brasil – BNB	R$	10.00%	Until 2016	438,279	-
BBVA Comission	-	0.43%	Until 2015	221	-
Loans and financing – BNDES (d)	URTJLP	TJLP+5.70%	Until 2016	2,071	-
Loans and financing – BNDES (d)	URTJLP	TJLP+9.00%	Until 2016	2,341	-
Loans and financing - BNDES PSI (c)	R$	5.50%	Until 2016	17,628	-
Loans and financing - Leasing	R$	14.70%	2013	726	-
Total consolidated				4,947,528	1,825,726
Current				988,413	420,412
Non-Current				3,959,115	1,405,314

(*) Amounts presented at fair value, when applicable.

National Development Bank – BNDES

a)
In October 2007, a credit facility for the Company was approved to finance investments in services and products produced domestically. All of these resources have been drawn and their investments are proven and accepted by BNDES.

b)
In August 2007 Vivo S.A. entered into a credit facility with BNDES in the amount of R$1,530,459. The funds borrowed were used to finance investment projects in order to expand coverage and increase network capacity throughout the country. Vivo S.A. received the funding gradually and there was no remaining amount available under this credit facility on December 31, 2011. This agreement has a term of seven years, with repayment of principal in 60 consecutive monthly installments commencing September 15, 2009, after a grace period of two years.

On October 14, 2011 a credit facility totaling R$3,031,110 was obtained from BNDES. These funds will be invested in the expansion and improvement of the current network, implementation of infrastructure necessary for new technology, in the period from 2011 to 2013, as well as in the construction of a data center in Tamboré (State of São Paulo) and in social projects.

The agreement has a term of eight years and has grace period which expires on July 15, 2014, until when only interest will be paid, on a three-month basis. After this period, interest and amortization of the principal will be paid in 60 consecutive monthly installments.

Since the interest rates applied to two of the five sub-credit lines which constitute this financing agreement are lower than those prevailing in the market (TJLP and TJLP + 1,48%), this transaction falls under the scope of IAS 20. As such, using the effective interest rate method set forth in IAS 39/CPC 38, considerations made are as follows: comparison between i) the total amount of debt calculated based on contractual rates; and ii) the total amount of debt calculated based on market rates (fair value). The government grant from BNDES, adjusted to present value and deferred according to the useful life of the financial asset, was R$21,418 at December 31, 2011.

At December 31, 2011 R$1,004,177 had been released.

c)
On January 2010, a financing line with the BNDES in the amount up to R$319.927 was approved through the Investment Maintenance Program (BNDES-PSI). The funds borrowed are being used to improve the network capacity through the acquisition of domestic equipment under previously signed equipment financing with BNDES (Finame), and released as investments are made. Until December 31, 2011 R$184,489 were granted (R$171,673 until December 31, 2010).

Since the interest rate on this credit line is lower than the rates prevailing in the market (4.5% to 5.5% pre-fixed), this transaction falls into IAS 20.  Accordingly, using the effective interest method set forth in IAS 39, considerations made are as follows: comparison between i) the total amount of debt calculated based on contractual rates; and ii) the total amount of debt calculated based on market rates (fair value). The government grant from BNDES, adjusted to present value and deferred according to the useful life of the financed equipment, resulted in the amount of R$29,007 until December 31, 2011.

With the merger process mentioned in note 1.e, Vivo S.A. answers for the loan agreements which belonged to the former Vivo Part. (R$24,848 at December 31, 2011 and R$12,917 at December 31, 2010).

d)
In November 2010 and March 2011 BNDES approved credit facilities for Comercial Cabo TV São Paulo S.A. in the amount of R$40,163. Until December 31, 2011 R$24,237 were released. This operation also falls under the scope of IAS 20, due to the fact that interest rates are lower than market rates (5.5% pa pre-fixed), and the subsidy granted by BNDES, adjusted to present value, resulted in the amount of R$2,401 as of December 31, 2011.

Médiocrédito

Loan agreed in 1993 between Telecomunicações Brasileiras SA – Telebrás and Instituto Centrale per il Credito a Médio Termine – Mediocredito Centrale in the amount of US$45,546, in order to build a rural telephony via satellite network in the State of Mato Grosso. This loan is paid semiannually and matures in 2014. There is a derivative contracted to hedge the exchange rate currency risks related to such debt and, given it is assessed as an effective hedge, the hedge accounting methodology has been adopted. Therefore, at December 31, 2011, the derivative associated to this instrument was recognized at its fair value as of such date.

European Investment Bank – EIB

Vivo S.A. signed an agreement with EIB for a credit facility in the amount of €250 million (equivalent to US$365 million). The funding was received in two portions: the first on December 19, 2007 and the second on February 28, 2008. The agreement has a term of seven years, with repayment of principal in two installments falling on December 19, 2014 and March 2, 2015. Interest on this financing is paid semiannually according to the date of credit release. This financing is secured with a swap agreement that converts the foreign exchange risk into a percentage of CDI (interbank deposit rate) variation.

Banco do Nordeste – BNB

On January 29, 2007, Vivo S.A. entered into a credit facility with BNB in the amount of R$247,240. The funds borrowed were used to expand coverage and increase mobile network capacity in the Northeastern region of Brazil. The agreement has a term of ten years, with repayment of principal in 96 installments after a grace period of 2 years.

On January 30, 2008, Vivo S.A. entered into a credit facility with BNB in the amount of R$389,000. The funds borrowed were used to expand coverage and increase mobile network capacity in the Northeastern region of Brazil. The agreement has a term of ten years, with repayment of principal in 96 installments after a grace period of 2 years.

18.2	Debentures

	Currency	Annual interest rate	Maturity	2011
Debentures (2nd issuance) – Series 2	R$	106.00% of CDI	Until 2012	346,470
Debentures (4th issuance) – Series 1 and 2	R$	108.00% to 112.00% of CDI	Until 2013	756,617
Debentures (4th issuance) – Series 3	R$	IPCA+7.00%	Until 2014	87,390
Debentures (1st issuance) – Telemig	R$	IPCA+0.50%	Until 2021	67,935
Issuance costs	R$			(1,981)
Total				1,256,431

Current				468,624
Non-current				787,807

Capital raised by Vivo Participações S.A.

2nd Issuance

In connection with the First Securities Distribution Program in the amount of R$2 billion announced on August 20, 2004, the subsidiary Vivo Part. issued debentures related to the 2nd issuance of the Company, in the amount of R$1 billion, on May 01, 2005, with a term of ten years, starting from the issuance date on May 01, 2005.

Debentures were issued in two series: R$200 million in the first series and R$800 million in the second series with a final maturity on May 4, 2015. The first series was early redeemed on January 31, 2011, and the second series pay interest semiannually, after rescheduling, at a rate of 106.0% (second series) of accumulated daily averages rates of interbank deposits (DI) calculated and published by CETIP S.A. (Clearing House for the Custody and Financial Settlement of Securities).

On July 29, 2011, the General Debenture - holder Meeting resolved on the approval of transfer of debentures of the 2nd Public Distribution issued by Vivo Participações S.A. for Telefônica Brasil without changing the top terms and conditions, and the correspondent amendment of the deed in order to reflect the change in the issuer’s ownership.

1st  Series

On January 31, 2011 there was an advanced and full redemption of the 1st series of the second issuance of Vivo Participações, totaling 20,000 book-entry, non-convertible, unsecured debentures, with par value of R$10 (ten thousand reais), totaling R$200 million, which characteristics were approved at the Company’s Board of Directors held on April 25, 2005 and May 13, 2005 and the first rescheduling on March 30, 2009.

The redemption was made at unit nominal value of debentures, on the issue date, plus: (i) the due remuneration up to the payment date of redeemed debentures and the (ii) percentage award calculated over the unit nominal value of debentures (“award”), equivalent to R$4.41 (four reais and forty-one cents), by debenture, in accordance with clause 4.13 of the private instrument of deed of the 2nd issue of non-convertible shares.

2nd Series

At the meetings held on April 25, 2005 and May 13, 2005, the Board of Directors of Vivo Part. approved the characteristics of the 2nd series of the 2nd issuance of debentures of the Company.

The 2nd series debentures of the 2nd issuance of the company were rescheduled on May 3, 2010, according to the conditions approved at the Board of Directors’ meeting held on May 29, 2010. The total rescheduled amount was R$340,230 and the company redeemed and cancelled debentures of dissenting debenture holders in the amount of R$459,770. The new interest accrual period is 24 months from May 1, 2010, during which time the interest accrual conditions established herein shall remain unchanged. During this second interest accrual period (until May 1, 2012), the Company’s debentures shall carry an interest rate of 106.0% of the average rate of one-day interbank deposit (DI), calculated according to the formula stated in clause 4.9 of the "2nd Issuance Indenture". The interest payments of the debentures are made in two installments, the first one on November 1, 2011 and the second one on May 2, 2012.

4th Issuance

On September 04, 2009, the Board of Directors of Vivo Part. approved the 4th public issuance, by the company, of simple, unsecured debentures not convertible into stock, all of them registered and of book-entry type, issued in up to three series, with term of 10 years.

The total amount of the issuance was R$810 million, of which the basic offering corresponds to R$600 million, added by R$210 million due to the full exercise of the additional debentures option.

A total of eight hundred and ten thousand (810,000) debentures were issued in three (3) series, there being 98,000 debentures in the 1st series, 640,000 in the 2nd series and 72,000 in the 3rd series. The amount of debentures allocated to each of the series was decided in mutual agreement between the company and the Leader Arranger of the Offering, after the conclusion of the Bookbuilding procedure.

The remuneration for the 1st series is 108.00% of CDI, for the 2nd series is 112.00% of CDI and to the 3rd series, coupon of 7.00% per year (on face value updated by the Extended Consumer Price Index - IPCA variation). These debentures accrue interest payable on a semiannual basis in the 1st and 2nd series and annual basis in the 3rd series.

Rescheduling of each series is provided for as follows: 1st series, on October 15, 2012, 2nd series, on October 15, 2013, and 3rd series, on October 15, 2014.

The proceeds raised as from the issue of the offering were used for full payment of the debt relating to the 6th issue of commercial promissory notes of the company and to supplement of the working capital of the company.

The transaction costs in connection with this issuance in the amount of R$1,981 at December 31, 2011 were appropriated to a liabilities reduction account as deferred cost and are recorded as financial expenses (note 29), pursuant to the contractual terms of this issue. The actual rate of this issue, considering the transaction costs, is 112.13% of the CDI.

The General Debenture-holder Meeting held on July 29, 2011 resolved on the transfer approval of the 4th Public Distribution of debentures issued by Vivo Participações S.A. to Telefônica Brasil without changes of terms and conditions, and of the correspondent amendment of the Deed in order to reflect the change in the issuer’s ownership.

Funding by Telemig (company incorporated by Vivo Part. at June 1, 2010).

1st Issuance

In compliance with the Contract for Provision of SMP Services, in conformity with the Public Selection No 001/07, the State of Minas Gerais, acting through the State Department for Economic Development, has undertaken to subscribe debentures issued by Telemig (company merged at June 1, 2010), within the scope of the “Minas Comunica” Program, using proceeds from the Fund for Universalization of Access to Telecommunications Services (Fundo de Universalização do Acesso a Serviços de Telecomunicações) – FUNDOMIC. Under the terms of this Program, Telemig Celular would make the SMP service available to 134 locations in the areas recorded as 34, 35 and 38.

Also according to the program, 5,550 simple, unsecured, nonconvertible, registered, book-entry type debentures would be issued, without stock certificates being issued, in up to five series.

In consideration for the certification by the State Department of Economic Development of the service to be provided to 15 locations, 621 debentures were issued in the 1st series of the 1st  issuance, amounting to R$6,210 in December 2007. In March 2008, for the service at 42 locations, 1,739 debentures were issued in the 2nd series of the 1st issuance, valued at R$17,390. At December 31, 2008, for the service at 77 locations, 3,190 debentures were issued in the 3rd series of the 1st issuance, valued at R$31,900 thus completing the program for providing service to 134 locations inside the state of Minas Gerais.

18.3	Payment Schedule

The maturities of the long-term portion of loans, financing and debentures as of December 31, 2011, are as follows:

Year

2013	1,798,058
2014	1,096,240
2015	916,949
2016	273,038
2017	220,109
From 2018	442,528
Total	4,746,922

18.4	Restrictive Clauses

Vivo S.A. and Telefônica Brasil have loan and financing agreements obtained from BNDES whose balance at December 31, 2011 was R$3,253,102 (R$1,143,541 (Vivo) and R$1,808,422 (Telefônica Brasil) at December 31, 2010). As provided in these agreements, there are economic and financial covenants which should be calculated annually and semi-annually. At referred to date, all economic and financial covenants included in the two agreements currently in force were achieved.

18.5	Guarantees

At December 31, 2011, guarantees were granted for part of loans and financing of the Company and its subsidiary Vivo S.A., according to the table below:

Banks	Amount of loan/financing	Guarantees
BNDES	R$1,659,858 (URTJLP) R$194,276 (UMBND) R$135,471 (PSI Contract)
•      Contract (2007) R$823,562: Guarantee in receivables referring to 15% of the higher between the debt balance or 4 (four) times the highest installment.
•      Contract (PSI) R$135,471: Sale of financed assets.
•      Contract (2011) R$1,030,572: Guarantee in receivables referring to 15% of the higher between the debt balance or 4 (four) times the highest installment.
•      Telefônica Brasil is the intervening guarantor

European Bank of Investment – BEI	R$707,975	• Commercial risk guaranteed by Banco BBVA Espanha.
BNB	R$438,279
•      Bank guarantee granted by Banco Bradesco S.A. in an amount equivalent to 100% of the debit balance of the financing obtained.
•      Establishing a liquidity fund comprised of short-term investments at an amount equivalent to 3 (three) amortization installments by reference to the average post-grace period installment. Investments amount: R$55,679.
•      Telefônica Brasil is the intervening guarantor.

19.	Dividends and interest on shareholders’ equity payable

Below, we present balances of the dividends and interest on shareholders’ equity payable:

	2011	2010

Telefónica International S.A.	156,589	113,839
SP Telecomunicações Participações Ltda.	126,283	37,407
Telefónica S.A.	129,489	-
Compañia de Telecomunicaciones de Chile S.A.	310	-
Minority shareholders	560,315	299,651
Total	972,986	450,897

Interest on shareholders’ equity and dividends payable to minority shareholders refer to unpaid declared amounts and to amounts not claimed yet.

20.	Provisions

The composition of provision balances at December 31, 2011 and 2010 are as follows:

	2011	2010
Provisions for claims and litigations
Labor	526,210	366,391
Tax	1,580,448	310,649
Civil and regulatory	664,703	446,159
Subtotal	2,771,361	1,123,199
Provision for post-employed benefits (note 35)	308,893	219,000
Contingent liabilities (a)	256,044	-
Provision for dismantling	200,813	16,712
Total	3,537,111	1,358,911
Current	416,313	240,213
Non-current	3,120,798	1,118,698

(a) Related to the goodwill allocation made in connection with the acquisition of Vivo Participações S.A. (see note 4).

The Company, as an entity and also as the successor to the merged companies, and its subsidiaries are involved in labor, tax and civil lawsuits filed with different courts. The management of the Company and its subsidiaries, based on the opinion of its legal counsel, recognized provisions for those cases in which an unfavorable outcome is considered probable. The table below shows the breakdown of provisions by nature and activities during the fiscal year ended on December 31, 2011:

	Nature
	Labor	Tax	Civil	Total

Balance as of 12/31/2009	404,106	262,527	443,810	1,110,443
Additions	15,772	26,929	60,799	103,500
Payments - reversal	(69,684)	(276)	(129,351)	(199,311)
Monetary restatement	16,197	21,469	70,901	108,567
Balances as of 12/31/2010	366,391	310,649	446,159	1,123,199

Business combination	93,739	1,110,515	162,266	1,366,520
Consolidation of TVA	646	-	10,291	10,937
Additions	112,300	66,569	172,518	351,387
Payments	(26,696)	(11,143)	(117,734)	(155,573)
Reversal	(32,088)	(6,760)	(57,144)	(95,992)
Monetary restatement	11,918	110,618	48,347	170,883
Balance as of 12/31/2011	526,210	1,580,448	664,703	2,771,361
Current	74,430	23,302	318,581	416,313
Non-current	451,780	1,557,146	346,122	2,355,048

20.1	Labor contingencies and provisions

	Amount involved
Risk	2011	2010
Probable	526,210	366,391
Possible	404,262	155,107

Provisions and labor contingencies refer to labor claims filed by former’s employees and employees at outsourced companies (the later alleging joint or subsidiary liability) claiming for, among others, overtime, wage equivalence, post-retirement salary supplements, job hazard premium, additional for unhealthy work conditions and claims related to outsourcing services.

The Company is also a defendant in labor claims filed by retired former employees regarding the Medical Care Plan for Retired Employees (PAMA), which require, among other issues, the annulment of the change occurred in such plan. The claims await the decision by the Regional Labor Court of São Paulo. Based on the opinion of its legal advisors and the current jurisdictional benefits, Company management considers this claim as a possible risk. No amount has been assigned for these claims, since in the case of loss, estimating the corresponding amount payable by the Company is not practicable at this time.

Additionally, the Company is part to public civil actions filed by the Department of Labor, in respect of the decision to restrain the Company to continue hiring outsourced companies to carry out the Company’s main activities. No amounts were assigned to the possible likelihood of an unfavorable outcome related to these public civil actions in the table above, since in these phases, in the event of loss, it is not possible to estimate the monetary loss for the Company.

20.2	Tax contingencies and provisions

	Amount involved
Risk	2011	2010
Probable	1,580,448	310,649
Possible	11,679,158	4,102,806

Tax provisions

Federal Taxes

On December 31, 2011, the Company held tax matters in the administrative and judicial spheres, in connection with (a) Unemployment Compensation Fund (FGTS) required by INSS on deposits made by employers (the discussion does not result in the reduction of part of FGTS deposits made by the Company on behalf of employees); (b) claims resulting from the non-ratification of compensation and refund requests, formulated by the Company; (c) social contributions regarding alleged lack of payment of 11% over the value of several contractor’s invoices and receipts for transfer of labor; (d) CIDE levied on the remittance of funds abroad relating to technical services, administrative assistance and to services of similar nature, as well as royalties; (e) Fixed operations: non-inclusion of Interconnection Expenses (ITX) and EILD in the FUST tax base and Mobile operations: non-inclusion of revenues from ITX and EILD in the FUST tax base; (f) contribution to EBC (Empresa Brasil de Comunicação), created by Law No. 11652/08; (g) TFI/TFF on mobile stations; (e) IRRF on Interest on Shareholders Equity; (h) IRRF on Interest on Shareholders Equity;  (i) Public Price for Numbering Resources Management (PPNUM) by ANATEL instituted by Resolution No. 451/06; (j) IRPJ/PIS/COFINS resulting from the non-ratification of the Companies’ offset and refund requests; (k) Social Investment Fund (Finsocial) offset amounts; (l) lack of withholding social contribution levied on services rendered, remuneration, salaries and other salary bases; (m) COFINS – Requirement resulting from non-inclusion of financial income into the tax base; (n) additional charges to the PIS and COFINS tax base, as well as additional charges to COFINS required by Law No. 9718/98, which were provisioned in the amount of R$1,529,104.

State taxes

On December 31, 2011, the Company and its subsidiaries had administrative and judicial proceedings in progress, in the amount of R$39,023, that according to the opinion of legal advisors, are classified as a probable loss, with full provision recorded.

The aforesaid proceedings comprise: (a) credits with electric power and credits without documentation; (b) non-taxed telecommunication services; (c) disallowance of tax incentives for cultural projects; and (d) administrative fine environment related.

Municipal taxes

On December 31, 2011, the Company and its subsidiaries kept several tax claims within the municipal scope, both in the administrative and in the judicial sphere amounting to R$4,531 which, based on the opinion of its legal advisors, are classified as a probable loss, with full provision of the amounts thereof. The aforesaid claims comprise: (a) IPTU, (b) ISS levied on chattel lease services and secondary and complementary activities, (c) Soil use and (d) TVCF and (e) Incorrect payment of ISS referring to the effective rendering of services such as lease, sublease, right of way or use right, shared or not, of railway, highway, poles, cables, ducts and conducting wires of any kind.

Other provisions

At December 31, 2011, the Company and its subsidiaries recorded other provisions, relating to legal claims, both in the administrative and in the judicial sphere, amounting to R$7,790, related to incorrect payment of ISS referring to the effective rendering of services such as lease, sublease, right of way or use right, shared or not, of railway, highway, poles, cables, ducts and conducting wires of any kind.

Possible contingencies

Federal Taxes

On December 31, 2011, the Company and its subsidiaries held various administrative and judicial proceedings within the federal scope, which are awaiting trials in various instances, totaling R$3,185,747.

Among these proceedings, stand out:

(a) Non-compliance manifestations due to the ratification of compensation requests made by the Company ; (b) fine for the distribution of dividends with the allegedly existence of unpaid debts with the federal government; (c) social security contribution (INSS) on compensation payment for salary devaluation arising from inflationary losses derived from “Plano Verão” (Summer Plan) and “Plano Bresser” (Bresser Plan), SAT (Work Accident Insurance), Social Security and payables to third parties (INCRA and SEBRAE), supply of meals to employees, 11% retention (labor assignment);  (d) IRRF on the funds remittance abroad related to technical services and to administrative support and other, as well as royalties; (e) PIS levied on roaming; (f) CPMF levied on operations resulting from the technical operation agreement with the National Treasury Department – STN - (offsetting through  Integrated System of Federal Government Financial Administration - SIAFI) and on symbolic foreign-exchange contracts required by the Brazilian Central Bank; (g) IRPJ and CSLL related to deductions on revenues generated due to the reversal of provisions; (h) disallowance of costs and sundry expenses; (i) COFINS loss deductions with swap operations;  (j) PIS / COFINS accrual basis versus cash basis; (k) IRPJ due as a result of exceeding allocation to Northeast Investment Fund (FINOR), Amazon Region Investment Fund (FINAM) or Economic Recovery Fund of the State of Espírito Santo (FUNRES); (l) IRPJ on derivative operations; (m) offsetting of tax over net income-ILL; (n) IRPJ and CSLL related to fiscal years 2006 and 2007, questioning the disallowance of expenses related to the goodwill paid in the acquisition of Celular CRT S/A and the merger of telecommunications operators into Vivo S.A., which occurred in October 2006.

According to the Management and its legal advisors’ opinion, the chances of losses in these processes are possible.

State Taxes

As of  December 31, 2011, the Company and its subsidiaries held several administrative and judicial proceedings at the state level, related to ICMS (VAT), in the amount of R$4,172,479, which are still awaiting for judgment at several court levels.

Among these proceedings, stand out:

(a) provision of facility services and rental of Speedy modem; (b) international long-distance calls (DDI); (c) unduly credit related the acquisition of items designated to fixed assets; (d) lack of proportionate credit reversal related to the acquisition of fixed assets; (e) previously unused ICMS tax credits; (f) service provision outside São Paulo state and ICMS paid to São Paulo State and; (g) Co-billing, (h) tax substitution with a fictitious tax base (tax guideline); (i) use of credits related to the acquisition of energy; (j) secondary activities, value added and supplementary services (Agreement

69/98); (k) tax credits related to challenges over telecommunications services not rendered or mistakenly charged (Agreement 39/01); (l) shipments of products with prices lower than acquisition prices (unconditional discounts); (m) deferred charge of ICMS-interconnection (DETRAF – Traffic and Service Provision Document); (n) credits derived from tax benefits granted by other state agencies; (o) disallowance of tax incentives related to cultural projects; (p) transfers of assets among owned establishments; (q) communication service tax credits used in provision of services of the same nature; (r) card donation for prepaid service activation; and (s) reversal of credit derived from return and loan for use operation.

According to the Management and its legal advisors’ opinion, the chances of losses in these processes are possible.

Municipal taxes

As of December 31, 2011, the Company and its subsidiaries had several administrative and judicial proceedings within the municipal scope, comprising the total amount of R$471,876, which are awaiting trials in the several court instances.

Among these proceedings, stand out:

(a) ISS – secondary activities, value added and supplementary services; (b) retention; (c) IPTU; (d) Charge for Soil Use; (e) several municipal charges; (f) rate for Use of the Mobile Network (T-UM), infrastructure lease; (g) advertising services; (h) services rendered by third parties; (i) business management consulting services provided by Telefônica Internacional (TISA); (j) ISS tax levied on caller ID services and on cell phone activation.

According to the Management and its legal advisors’ opinion, the chances of losses in these processes are possible.

ANATEL

Universalization Fund of Telecommunication Services (FUST)

Writs of Mandamus filed separately by the fixed and mobile operators to recognize the right to: Fixed: non-inclusion of interconnection (ITX) and Industrial Exploration of Dedicated Line (EILD) expenses in the FUST tax basis and mobile: non-inclusion of interconnection (ITX) and Industrial Exploration of Dedicated Line (EILD) expenses in the FUST tax base, pursuant to Precedent No. 7, of December 15, 2005, for being in disagreement with provisions set forth in the sole paragraph of art. 6 of Law No. 9,998/00, which are awaiting trials in the second lower court.

On December 31, 2011, the amount involved totaled R$1,719,531. There are also, on the administrative level, various Release Notifications drawn up by ANATEL for the FUST collection on ITX and EILD and other amounts resulting from the provision of  services not included in the telecommunication services at the amount of R$1,608,915.

According to the Management and its legal advisors’ opinion, the chances of success in these processes are possible.

FUNTTEL – Telecommunications Technological Development

On December 31, 2011, the Company and its subsidiaries held administrative and judicial proceedings, totaling R$622,606, which are awaiting trial for 1st administrative level and 2nd judicial level.

Such proceedings concern the collection of contributions to FUNTTEL on other revenues (not related to telecom services), as well as on income and expenses transferred to other operators (interconnection and EILD).

According to the Management and its legal advisors’ opinion, the chances of success in these processes are possible.

Telecommunication Inspection Fund (FISTEL)

Due to the extension of the effective term of licenses for using telephony switches related to the exploitation of STFC (fixed line operators) and the extension of the effectiveness of right to use radiofrequency associated with the operation of personal mobile service (Mobile Operators), ANATEL performs the collection of the Installation Inspection Charge (TFI).

This collection derives from the understanding of ANATEL that the extension would represent a taxable event of TFI. Based on the understanding it corresponds to an unduly collection, the Company and its subsidiaries separately challenged the aforesaid tax in the administrative and judicial levels. The total amount involved R$1,504,365.

According to the Management and its legal advisors’ opinion, the chances of losses in these processes are possible.

PPNUM – Public Price of Numbering Resources Management

Vivo, along with other Brazilian mobile operators, are challenging in court the rate charged by ANATEL for the use by the operators of the Numbering Resources managed by the agency. At the time of collections by ANATEL, Vivo made an escrow deposit of the amounts owed. On April 23, 2009, the operators received a favorable judgment and the lawsuit is presently in progress at the Federal Regional Court. The amount involved as of December 31, 2011 was R$1,977.

According to the Management and its legal advisors’ opinion, the chances of losses in these processes are possible.

EBC (Contribution to Public Broadcasting Investment)

On May 26, 2009, Sinditelebrasil - Trade Union for Telephony and Mobile and Personal Service Companies, filed a Writ of Mandamus challenging the new contribution to the EBC (Empresa Brasil de Comunicação), created by Law No. 11,652/08. No preliminary Order was issued, and the companies affiliated to said trade union, obtained legal authorization to make an escrow deposit of the amount under discussion.

At December 31, 2011, the amount of the claim totaled R$577, with a full deposit.

20.3	Civil contingencies and provisions

	Amount involved
Risk	2011	2010
Probable	664,703	446,159
Possible	1,978,973	808,006

Civil provisions

Main claims

a)
Suits for additional shares. These refer to suits involving the Company and addressing the right to receive additional shares calculated with regard to network expansion plans after 1996. These suits are at various stages: first stage, Supreme Court and Federal Superior Court of Appeals, Considering the risk of a probable loss, provision was recorded in the amount of R$26,182.

b)
The Company and its subsidiaries are defendants in several civil claims, at several levels, related to service rendering. Such claims have been filed by individual consumers, civil associations representing consumer rights or by the Bureau of Consumer Protection (PROCON), as well as by the Federal and State Public Ministry. They are also defendants in other claims of several types, related to the normal course of business. Total provision recorded for such issues amounts to R$315,169 (consolidated).

Massive Claims

Consumption relationship

c)
The Company is also involved in several lawsuits filed by individual consumers, with similar characteristics, which individually are not considered to be material. A provision in the amount of R$81,539 was recorded, based on statistical analysis of the average historical losses for such claims.

  ANATEL

d)
At December 31, 2011, the Company and its subsidiaries were involved in several administrative proceedings against ANATEL, which were filed based on alleged non-compliance with the obligations established in industry regulations, as well as in legal claims discussing sanctions by ANATEL at administrative level, whose likelihood of an unfavorable outcome was assessed as probable, and a provision was recorded in the amount of R$241,813.

  Possible contingencies

  Main contingencies

a)
Community Telephone Plan – PCT. Refers to a Public Civil Action to which the Company is party related to the PCT, a plan that claims the possible indemnity rights to purchasers of telephone line expansion plans who did not receive shares for their financial investment in the municipality of Mogi das Cruzes. The total amount involved is approximately R$197,863. Legal counsel assessed chances of loss as possible; São Paulo Court of Justice (TJSP) has amended the decision, judging the action as inadmissible. The telephony association of Mogi das Cruzes (plaintiff) filed a special appeal to alter this judgment, which is currently awaiting a decision.

b)
Class actions filed by SISTEL Participants Association in the State of São Paulo, in which participants question the changes made to the health care plan for retired employees (PAMA), claiming the re-establishment of  previous ´status quo’. The claim is still in process as there is no judicial decision in any instance. The risk of loss attributed to this lawsuit by the Company’s legal counsels is possible. The amount is inestimable and the requests illiquid due to its unenforceability, since they involve the return of the conditions regarding the former plan.

c)
Public civil actions filed by the i) ASTEL-SISTEL Members Association in the State of Sao Paulo and  by ii) FENAPAS - National Federation of Associations of Pensioners, Pensioners and Pension Funds Participants in the Telecommunication Sector, both against SISTEL, the Company and other operators, aiming the annulment of PBS pension plan split, claiming “the dismantling of SISTEL Foundation pension system, which originated several specific plans PBS-mirrors, and corresponding allocation of resources deriving from technical surplus and tax contingencies existing at the time of the split. The risk attributed to this lawsuit by the Company’s legal counsels is possible. The amount is inestimable and the requests illiquid due to its unenforceability, since it involves the assets spun-off from SISTEL referring to the telecommunication operators of the former Telebrás System.

d)
The Public Prosecutor Office of the State of São Paulo commenced a class action claiming moral and property damages suffered by all consumers of telecommunications services from 2004 to 2009 due to the bad quality of services and failures of the communications system. The public Prosecutor Office suggested that the indemnification to be paid should be R$1 billion. The decision handed down on April 20, 2010 imposes the payment of indemnification for damages caused to all consumers who have filed a suit for such damages. Conversely, in the event that the number of consumers claiming should the award is not in line with the gravity of their damages, after the lapsing of one year, the judge determined that the amount of R$60 million should be deposited in the Special Expenses Fund to Recover Natural Rights Damages (Fundo Especial de Despesa de Reparação de Interesses Difusos Lesados). It is not possible to estimate the number of consumers who will individually file suits nor the amounts claimed thereby. The Company filed an appeal on the merits of the case. The judgment effects are in abeyance.  No amount has been assigned to the possible likelihood of an unfavorable outcome in connection with this action, since in the case of loss, estimating the corresponding amount payable by the Company is not practicable at this time. Likewise, establishing a provision for contingency equivalent to the amount sought is not possible.

e)
The Company and its subsidiaries are involved in other civil claims, at several levels, related to service rendering. Such claims have been filed by individual consumers, civil associations representing consumer rights or by the Bureau of Consumer Protection (PROCON), as well as by the Federal and State Public Ministry. They are also involved in other claims of several types, related to the normal course of business. Total contingency amounts to R$920,509, whose likelihood of an unfavorable outcome has been assessed by their legal advisors as possible.

f)
Ownership of Caller ID. Lune Projetos Especiais Telecomunicação Comércio e Ind. Ltda., a Brazilian company, filed on November 20, 2001 lawsuits against 23 wireless telecommunications operators, including TELESP Celular Participações and its subsidiaries. The lawsuits allege that those operators violated patent No. 9202624-9, related to Equipamento Controlador de Chamadas Entrantes e do Terminal do Usuário, or Caller ID, granted to Lune by the Brazilian Intellectual Property Agency–INPI, on September 30, 1997. Lune called on the operators to cease to provide Caller ID services and sought payment from them for the unauthorized use of the Caller ID system in an amount equivalent to the payment of fees received by such operators for use of the Caller ID system. On October 5, 2011, the law suit was judged groundless against the Phone Companies. Vivo will file an appeal due to this decision. This decision is not final, and will be tried before the Court and Superior Court of Justice. However, Lune’s right to use patent No. 9202624-9 was suspended by a federal judge in response to a lawsuit filed against Lune and INPI by Ericsson Telecomunicações S.A., TC and Telerj Celular (formerly Vivo subsidiaries before our corporate restructuring) filed identical lawsuits against Lune and INPI and those lawsuits are still pending before the courts. In connection with this proceeding, a third company, Sonintel, and its two partners also brought an Ação de Oposição, whereby they reinvoked their rights to a previous patent related to Caller ID, and to which the above mentioned patent (No. 9202624-9) was linked. The Company believes that based on the opinion of outside counsel that the likelihood of an unfavorable outcome with respect to Lune’s claim against it is possible and is unable to determine at this time the extent of any potential liabilities with respect to this claim.

  ANATEL

g)
At December 31, 2011, the Company and its subsidiaries are involved in administrative proceedings filed based on alleged non-compliance with the obligations established in industry regulations, as well as legal claims which discuss the sanctions by ANATEL at administrative level, rating the risk of loss as possible for R$860,601.

We point out an increase in the amount assessed as possible risk of the company due to the revaluation of proceedings completed in March, in light of the significant change in methodologies for application of sanctions by ANATEL to sanction the utility companies.

  Regulatory proceedings:

a)
Administrative proceedings discussing payment of 2% charge on revenue from interconnection services due to the extension of right of use of SMP related radio frequencies:

Under clause 1.7 of the Authorization Terms that grant right of use of SMP related radio frequencies, the extension of right of use of such frequencies entails payment every two years, during the extension period (15 years), of a 2% charge calculated on net revenue from the basic and alternative service plans of the service company, determined in the year before that of payment.

However, ANATEL determined that the 2% charge should be calculated on revenue from service plans as well as revenue from interconnection services, which is not provided for by clause 1.7 of the referred to Authorization Terms.

For considering, based on the provisions of the Authorization Terms, that revenue from interconnection services should not be included in the calculation of the 2% charge for radiofrequency use right extension, Vivo filed administrative proceedings contesting these charges, based on ANATEL’s position.

According to its legal advisors’ opinion, chances of success in these processes are possible.

b)	Administrative Proceeding No. 08012.008501/2007-91

It is a proceeding filed in the Brazilian System Defending Competition (“SBDC”) by Global Village Telecom Ltda (“GVT”), Intelig Telecomunicações Ltda, (“Intelig”), Transit do Brasil Ltda, and Easytone Telecomunicações Ltda, on August 6, 2007 against Claro S.A. (“Claro”), Tim Brasil Serviços e Telecomunicações S.A. (“TIM”), TNL SCS S.A. (“Oi”) and Vivo, for supposed trust and price squeeze practices, with the objective of increasing VU-M tariff, thus increasing the costs of competitors. Due to the proceeding filed on August 21, 2008, the Economic Right Department (“SDE”) started an administrative proceeding against the defendants in order to evaluate whether the practices adopted would fit into (i) items I, III and IV, article 20 and items V, article 21 and (ii) items I, III and IV, article 20 and items I and V, all of Law No. 8,884/94, to wit trust and price squeeze.

On March 25, 2010, SDE issued a Technical Note which: (i) dismissed the accusation of trust against all the defendants, recommending filing of such accusation, (ii) suggested excluding Oi from the group of defendants in the investigation of price squeeze for considering that its economic group would be responsible for paying VU-M and for not existing evidence of recurrent practices of prices below VU-M; (iii) recommended condemning Vivo, TIM and Claro, based on article 20, items I, III and IV, and article 21, item V, all of Law No. 8,884/94, for the increase in costs of competitors (price squeeze).

The proceeding is pending judgment by the Administrative Council for Economic Defense “CADE” and awaits for the issuance of an opinion by its prosecution unit.

The Company’s legal advisors consider that Administrative Proceeding No. 08012.008501/2007-91 involves possible unfavorable outcome, therefore no related provision has been set up. If CADE hands down a proceeding against defendants only for price squeeze, fines imposed for similar cases have ranged from 1% to 2% of annual gross billing. However, in the remote case that CADE accepts the hypothesis of trust, initially dismissed by SDE, fines have ranged from 20% to 30% of the defendant’s gross billing for the year before that in which the proceeding was filed (in the case of Vivo: 2007), excluding taxes.

20.4	Guarantees

At December 31, 2011, the Company and its subsidiaries granted guarantees for tax, civil and labor proceedings, as under:

	Property and equipment	Escrow deposits	Letter bond
Civil, labor and tax	70,317	3,443,460	1,494,011
Total	70,317	3,443,460	1,494,011

21.	Deferred revenues

	2011	2010
Activation revenue	67,672	72,671
Payphone cards	15,783	20,847
Services and goods (a)	583,751	-
Government grants (c)	8,322	-
Loyalty program (d)	68,821	-
Other	16,919	9,821
Total current	761,268	103,339

Activation revenue	30,792	28,383
Services and goods (a)	48,095	-
Equipment donations (b)	22,638	-
Government grants (c)	44,880	-
Other	9,861	10,017
Total non-current	156,266	38,400

a)	Refers to the balances of agreements of prepaid services revenue and multi-element operations, which are recognized income to the extent that services are provided to clients.

b)	Refers to the balances of network equipment donations from suppliers, which are amortized by the useful life of this equipment.

c)
Refers to government grant obtained by subsidiary Vivo S.A. deriving from funds raised with BNDES in a specific credit line (PSI Program), used in the acquisition of domestic equipment and registered at BNDES (Finame) and applied in projects to expand the network capacity, which have been amortized by the useful life of equipment.

d)
Refers to the fidelity points program that the wholly-owned subsidiary Vivo S.A. maintains, which allows customers to accumulate points when paying their bills referring to use of services offered by such subsidiaries. The accumulated points may be exchange for telephone sets or services, conditional upon obtaining a minimum balance of points by customer. The consideration received is allocated to the cost of sets or services at fair value. The fair value of points is determined dividing the amount of discount granted by the number of points necessary for the redemption based on the points program. The fair value of the accumulated balance of points generated is deferred and recognized as revenue upon redemption of points.

22.	Other Liabilities

	2011	2010

Consignments on behalf of third parties	252,807	88,238
Amounts to be refunded to subscribers	59,265	54,666
Concession renewal fee (note 1.b.1)	-	102,568
Finance Lease (a)	11,669	11,507
Liabilities to related parties (note 32)	66,490	120,981
Other	32,087	5,998
Current	422,318	383,958

Finance Lease (a)	9,398	23,346
Liabilities to related parties (note 32)	4,976	10,738
Other	53,884	30,125
Non current	68,258	64,209

(a)	The Company has finance lease contracts for the use of IT equipment.

	2011	2010

Future payments of the gross finance lease	23,920	42,194
Unrealized financial expense	(2,853)	(7,341)
Present value of minimum payments due	21,067	34,853

Current	11,669	11,507
Noncurrent	9,398	23,346

Maturity schedule:
Year	Gross investment	Present value

Maturing within one year	11,669	11,669
Maturing more than one year but within five years	12,251	9,398
Total	23,920	21,067

There are neither unsecured residual values that produce benefits to the lessor nor contingent payments recognized as revenues during the year.

Commitments and guarantees

Rentals

The Company rents equipment and facilities and along with the subsidiary Vivo have undertaken commitments with lessors of several stores and sites where the radio-base stations (ERB’s) are located through several operating agreements maturing on different dates.

Rental commitments mainly refer to facilities where future minimum payments under leases with remaining non-cancellable terms in excess of one year and are as follows:

Year	Value

Up to one year	1,227,224
One to five years	5,454,595
More than five years	2,067,975
Total	8,749,794

23.	Shareholders’ equity

a)	Capital

Paid-in capital as of December 31, 2011 amounts to R$37,798,110 (R$6,575,480 in December 31, 2010). Subscribed and paid-in capital is represented by shares without par value, as follows:

	2011	2010
Total Capital in shares
Common shares	381,587,111	168,819,870
Preferred shares	744,014,819	337,417,402
Total	1,125,601,930	506,237,272

Treasury shares
Common shares	(239,740)	(210,579)
Preferred shares	(1,477,546)	(185,213)
Total	(1,717,286)	(395,792)

Outstanding shares
Common shares	381,347,371	168,609,291
Preferred shares	742,537,273	337,232,189
Total	1,123,884,644	505,841,480

Book value per outstanding share in R$	38.55	23.06

According to its by-laws, the Company is authorized to increase its capital up to the limit of 1,350,000,000 (one billion three hundred and fifty million) shares, common or preferred. The capital increase and consequent issue of new shares are to be approved by the Board of Directors, with observance of the authorized capital limit.

However, Brazilian Corporation Law – Law No. 6,404/76; article 166; IV establishes that capital may be increased through a general shareholders’ meeting resolution held to decide about charter amendment, if statutory share capital limit has been reached.

Capital increases do not necessarily have to observe the proportion between the numbers of shares of each type. However, the number of preferred shares, nonvoting or with restricted voting, must not exceed 2/3 of the total shares issued.

Preferred shares are nonvoting, but have priority in the reimbursement of capital, without premium, and are entitled to dividends 10% higher than those paid on common shares, as per article 7 of the Company’s bylaws and clause II, paragraph 1, article 17, of Law No. 6,404/76.

In April 2011, there was a capital increase of R$31,222,630 resulting from merger of 100% of shares of Vivo Part. into the Company, approved by the general shareholders’ meeting of April 27, 2011 (see Note 4) corresponding to 619,364,658 (six hundred and nineteen million, three hundred and sixty-four thousand and six hundred and fifty-eight) shares of which 212,767,241 (two hundred and twelve million, seven hundred an sixty-seven thousand, two hundred and forty-one) are common shares and 406,597,417 (four hundred and six million, five hundred and ninety-seven thousand, four hundred and seventeen) are preferred shares.

b)	Capital reserves

Share Premium

This reserve represents the amount exceeding book value of the shares arising from the issuance or capitalization on the date of issue.

Other Capital Reserves

Due to the merger of the holdings TBS Celular Participações Ltda, Portelcom Participações S.A. and PTelecom Brasil S.A. into Vivo Part. (note 1.e) the Company registered the amount of R$47,723 on this caption, which can be used as future capital increase.

c)	Treasury shares

These correspond to the Company’s treasury shares which resulted from the merger with TDBH that occurred in 2006, and with Vivo Part. ended on May 2011, besides the buyback program of common and extraordinary shares, which took place from August 11, 2011, in the amount of R$61,617, which had an average cost of R$43.50 for common shares and R$46.70 for preferred shares, corresponding to 29,000 common shares and 1,292,300 preferred shares. At December 31, 2011, the market value of treasury shares was R$88,142.

Buyback Common and Extraordinary Share Program Telefônica Brasil S.A.

On November 7, 2011, the Company informed its shareholders and the market that the members of the Company’s Board of Directors approved the acquisition of common and extraordinary shares issued by the company, without capital reduction, for subsequent cancellation, disposal or maintenance in treasury for the purpose of increasing shareholder value. The repurchase will be made through the use of part of the existing capital reserve as of June 30, 2011, except for the reserves referred in Article 7 subsection (a) to (d) of CVM Instruction Nr. 10/80.

This repurchase will begin from the deliberation date of the Board of Directors, remaining in force until November 6, 2012, being the acquisitions carried out in BM&FBOVESPA at market prices and is responsibility of Management to decide the moment and quantity of shares to be acquired, whether in a single operation, whether in a series of operations, as well as to define the parameters for carrying out the repurchase, within legal limits, until a maximum of 2,912,734 common shares and 25,207,477 preferred shares.

d)	Revenue reserves

Legal reserve

The legal reserve is set up by allocation of 5% of the net profit for the year, up to the limit of 20% of the paid-up capital stock. Legal reserve may only be used to increase capital or to offset accumulated losses.

e)	Goodwill reserve

This represents the tax benefit generated by the merger of DABR which will be capitalized on an annual basis on behalf of the controlling shareholder as the tax credit becomes realized, according to CVM Instruction No. 319/99.

f)	Dividends – Remaining balance – retained earnings as of December 31, 2010

On March 18, 2011, the Ordinary General Shareholders’ Meeting approved the allocation of additional proposed dividends referring to the remaining profit balance of 2010 and expired dividends and interest on shareholders’ equity of 2010, in the amount of R$1,694,099, provided for in the profit allocation proposal to common and preferred shareholders included in the Company’s records by the end of March 18, 2011.

As of May 20, 2011, a payment of the first installment was made in the amount of R$1,429,300. The payment of the remaining installment in the amount of R$264,799 began on November 3, 2011.

g)	Interim dividends – fiscal year 2011

On September 13, 2011, the Board of Directors approved the payment of interim dividends in the amount of R$382,400, based on profit recorded in the balance sheet as of June 30, 2011, to holders of common and preferred shares included in the Company’s records by the end of September 30, 2011. Payment of such interim dividends began on November 3, 2011.

h)	Interest on shareholders’ equity – fiscal year 2011

In September 13, 2011, the Board of Directors approved the credit of interest on shareholders’ equity for the fiscal year 2011, in the amount of R$1,250,000, subject to 15% withholding income tax, resulting in the net amount of R$1,062,500 to holders of common and preferred shares included in the Company’s records by the end of September 30, 2011. Payment of interest on shareholders’ equity began on November 3, 2011.

On December 12, 2011, the Board of Directors approved the credit of interest on shareholders’ equity for the fiscal year 2011, in the amount of R$617,000, subject to 15% withholding income tax, resulting in the net amount of R$524,450 to the holders of common and preferred shares included in the Company’s records by the end of December 29, 2011. Payment of such interest will start until the end of 2012, and the date will be established and communicated by the Company’s Executive Board.

Dividends are calculated in accordance with Company’s by-laws and with the Brazilian Corporation Law. The Company presents the calculation of dividends and interest on shareholder’s equity for 2011 and 2010 as follows:

Minimum mandatory dividends calculated based on adjusted net income	2011	2010
Net Income for the year	4,355,318	2,398,836
Appropriation to legal reserve	(217,766)	-
Adjusted net income for the year	4,137,552	2,398,836

Minimum mandatory dividends - 25% of adjusted net income	1,034,388	599,709
Dividends and interest on shareholders’ equity distributed:
Interest on Shareholders’ Equity (Gross)	1,867,000	592,000
Interim Dividends	382,400	196,355
Profit available for distribution	1,888,152	1,610,481

(+) Interest on Shareholders’ Equity / Prescribed Dividends	107,874	134,440
(-) Actuarial (Gains) / losses recognized and effect of the limitation of the surplus plan assets, net of tax	(42,997)	(42,063)
(-) Total effects of IFRS on 2009 equity	-	(8,759)
Additional proposed dividend	1,953,029	1,694,099

	2011		2010
Amounts in R$ per share (a)	Gross	Net	Gross	Net

Interest on shareholders’ equity - common	1.557913	1.324226	1.097180	0.932603
Interest on shareholders’ equity - preferred	1.713705	1.456649	1.206898	1.025863

	2011
Amounts in R$ per share (a)	Common	Preferred

Interim dividends declared in March 2011	3.139752	3.453727
Interim dividends declared in September 2011	0.319058	0.350964
Interest on shareholders’ equity - net of withholding tax	0.886505	0.975156
Interest on shareholders’ equity - net of withholding tax	0.437720	0.481492

	4.783035	5.261339

	2010
Amounts in R$ per share (a)	Common	Preferred

Interim dividends declared in April 2010	2.319731	2.551704
Interim dividends declared in September 2010	0.363913	0.400305
Interest on equity - net income tax	0.614384	0.675822
Interest on equity - net income tax	0.318219	0.350041

	3.616247	3.977872

(a)	Do not include the amount of proposed dividends.

The balance of unallocated net income for the year at December 31, 2011, in the amount of R$1,888,152, plus dividends and interest on shareholder’s equity prescribed in 2011 in the amount of R$107,874 and minus other comprehensive income in the amount of R$(42,997), totaling R$1,953,029, were classified as additional proposed dividends in shareholders’ equity, according to Management’s proposal distribution of net income for the year, to be submitted for approval of the General Ordinary General Shareholders’ Meeting.

Management’s proposed dividend payment to be approved:

Total proposed for approval	1,953,029

Value per share	Common	Preferred 1
Total proposed for approval – amount per share	1.630092	1.793102

1 10% higher than the amount attributed to each common share, according to article 7 of Company’s Bylaws.

i)	Interest on shareholders’ equity

As proposed by Management, in 2011 and 2010 interest on shareholders’ equity were credited to shareholders in accordance with Article 9 of Law No. 9,249/95, net of withholding income tax, as follows:

	2011	2010

Gross interest on shareholders’ equity	1,867,000	592,000
Common shares	594,113	184,995
Preferred shares	1,272,887	407,005

Withholding income tax	(280,050)	(88,800)

Interest on shareholders’ equity, net of withholding tax	1,586,950	503,200

Tax-exempt shareholders receive interest on shareholders’ equity in full, not subject to withholding tax.

j)	Prescribed dividends

Dividends and interest on shareholders’ equity are barred by statute of limitation after three years, as from the date of beginning of payment thereof, if not claimed by shareholders, according to Article 287, clause II, item a. of Law No. 6,404 dated December 15, 1976.

24.	Net operating revenue

	2011	2010	2009

Telephony services	24,331,263	15,366,014	16,234,008
Network usage	3,785,017	523,787	487,803
Data Transmission and value added services	10,929,344	5,028,441	4,685,432
Pay TV	865,376	587,374	600,270
Sale of goods and equipment	2,135,165	166,464	207,860
Other services	1,026,986	936,970	997,147

Gross operating revenue	43,073,151	22,609,050	23,212,520

ICMS	(8,800,749)	(4,702,669)	4,808,841
PIS and COFINS	(1,780,503)	(864,994)	927,637
ISS	(45,576)	(39,441)	41,930
Deductions	(3,317,583)	(1,203,695)	1,581,579
Net operating revenue	29,128,740	15,798,251	15,852,533

25.	Costs of goods and services

	2011	2010	2009

Depreciation and amortization	(3,582,633)	(1,687,449)	(2,255,338)
Personnel	(380,067)	(257,385)	(210,473)
Means of connections	(536,495)	(342,257)	(302,970)
Interconnection	(4,537,124)	(4,176,714)	(3,933,125)
Outside services	(2,463,516)	(1,841,072)	(1,853,136)
Rental / insurance / condominium	(374,008)	(22,046)	(40,996)
Taxes	(1,358,835)	(240,346)	(343,191)
Concession fee (note 1.b.1)	(84,284)	(102,568)	-
Other	(68,098)	(19,318)	(13,649)
Total of service costs	(13,385,060)	(8,689,155)	(8,952,878)
Costs of goods	(1,343,111)	(155,650)	(283,508)
Total	(14,728,171)	(8,844,805)	(9,236,386)

26.	Selling expenses

	2011	2010	2009

Depreciation and amortization	(684,891)	(123,043)	(143,091)
Personnel	(1,049,978)	(443,386)	(395,606)
Outside services	(3,853,450)	(1,730,908)	(1,204,566)
Allowance for doubtful accounts	(506,581)	(386,340)	(564,580)
Rental / insurance / condominium	(79,239)	(9,434)	(13,451)
Publicity	(735,622)	(224,796)	(183,377)
Others	(251,597)	-	-
Donation and sponsorships	(98,345)	(46,725)	(23,814)
Total	(7,259,703)	(2,964,632)	(2,528,485)

27.	General and administrative expenses

	2011	2010	2009

Depreciation and amortization	(318,470)	(103,002)	(107,046)
Personnel	(557,355)	(287,866)	(187,797)
Outside services	(693,260)	(300,101)	(416,802)
Rental / insurance / condominium	(105,985)	(32,922)	(34,506)
Others	(110,588)	(14,955)	(59,202)
Total	(1,785,658)	(738,846)	(805,353)

28.	Other operating income (expenses), net

	2011	2010	2009

Fines and expenses recovered	366,124	195,066	274,277
Donation and sponsorships	(8,612)	(19,117)	(14,684)
Provision for civil, labor and tax contingencies, net	(367,554)	(116,996)	(42,487)
Profit on disposal of assets (a)	482,115	230,335	(14,374)
Profit on sales of investments	-	87,151	-
Administrative technical services	32,652	36,537	36,417
Other expenses	(62,567)	(100,497)	(126,352)
Total	442,158	312,479	112,797

Other operating income	1,229,862	796,285	573,792
Other operating expenses	(787,704)	(483,806)	(460,995)
Total	442,158	312,479	112,797

(a)
In 2011, subsidiary Vivo S.A. carried out the disposal of 1,358 of non-strategic towers, transferring their management and maintenance to a third-party company specialized in providing these services for the amount of R$476,038 (R$419,527 net of book value).

In the fourth quarter of 2010, Telefônica Brasil assigned the right to commercially explore spaces existing in approximately 1,085 transmission towers it owns, and transferred the activity of managing and maintaining the telecommunication tower to a third-party company that specializes in providing such services for the amount of R$233,421 (net amount of the monthly rent of land deferred). Considering that significant risks and benefits were transferred, for purposes of the conditions of the concession, such operation was assessed under IAS 17 – Leases perspective, and classified as a financial lease. Net effect on 2010 income statement is recorded as “Other Operating Income (Expenses)”.

29.	Financial expenses, net

	2011	2010	2009
Financial income	1,103,359	344,354	455,888
Income from short-term investments	337,179	181,717	172,164
Gains on derivative transactions	251,758	18,567	65,877
Interest receivable	131,521	33,834	45,545
Monetary/exchange variations receivable	267,665	86,950	147,471
Other financial income	115,236	23,286	24,831

Financial expenses	(1,243,051)	(465,092)	(644,680)
Interest payable	(484,663)	(355,971)	(421,599)
Losses on derivative transactions	(140,725)	(20,746)	(123,912)
Monetary/exchange variations payable	(308,966)	(14,499)	(35,640)
Others financial expenses	(308,697)	(73,876)	(63,529)
Net	(139,692)	(120,738)	(188,792)

30.	Income and social contribution taxes

The Company and its subsidiaries recognize income tax and social contribution monthly on the accrual basis and pay the taxes on an estimated basis, in accordance with the trial balance for suspension or reduction. The taxes calculated on income until the month of the financial statements are recorded in liabilities or assets, as applicable.

Reconciliation of reported income tax expense and combined statutory tax rates

Reconciliation of the reported tax charges and the amounts calculated by applying 34% (income tax of 25% and social contribution tax of 9%) in December of 2011, 2010 and 2009 is shown in the table below:

	2011	2010	2009

Income before taxes	5,650,794	3,444,598	3,225,101
Income and social contribution taxes
Income and social contribution taxes expenses – at 34% rate	(1,921,270)	(1,171,163)	(1,096,534)
Permanent differences
Equity pickup	-	982	6,387
Interest expense on shareholder’s equity	634,780	201,280	205,700
Prescribed dividends	(5,613)	(7,483)	(14,407)
Unrecognized deferred tax assets of subsidiaries	(55,671)	(60,726)	(109,670)
Non-deductible expenses, gifts, incentives and dividends received	(47,576)	(24,532)	(23,237)
Other additions (exclusions)	96,405	-	-
Other items
Incentives (cultural, food and transportation)	(3,470)	15,880	10,749
Total general (IRPJ + CSLL)	(1,295,475)	(1,045,762)	(1,021,012)

Effective rate	22.9%	30.4%	31.7%
Current income and social contribution taxes	928,132	926,868	745,257
Deferred income and social contribution taxes	367,343	118,894	275,755

The components of deferred income and social contribution tax assets and liabilities on temporary differences are shown in note 8.2.

31.	Earnings per share

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

The table below shows, the calculation of earnings per share as of December 31, 2011, 2010 and 2009:

	2011	2010	2009
Net income attributable to the shareholders:	4,355,318	2,398,836	2,204,089
Common shares	1,381,068	749,615	688,759
Preferred shares	2,974,250	1,649,221	1,515,330
Numbers of shares:	928,005	505,841	505,841
Weighted average common shares outstanding during the year	313,748	168,609	168,609
Weighted average preferred shares outstanding during the year	614,257	337,232	337,232
Basic and diluted earnings per share:
Common shares	4.40	4.45	4.08
Preferred shares	4.84	4.89	4.49

32.	Transactions with related parties

The main balances with related parties are as follows bellow:

		12/31/2011
Company	Nature of the transaction	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Revenues	Costs and expenses
Atento Brasil S.A.	a) / c) / e) / f)	14,720	-	186,692	338	51,148	1,041,829
SP Telecomunicações Participações Ltda.	d) / f)	4	-	126,283	-	4	357,805
Telefonica de Espana S.A.	a) / e)	5,320	-	3,997	-	6,266	5,643
Telefónica del Peru	b)	10,663	-	61	700	3,788	-
Telefónica Internacional S.A.	b) / d) / f)	221	17,022	201,856	-	1	603,066
Telefónica International Wholesale Services Brasil Ltda.	a) / c) / f)	2,131	22	29,080	505	5,741	88,642
Telefónica International Wholesale Services Espanha	a) / e) / f)	6,057	-	3,402	-	11,918	14,625
Telefónica Móviles Espanha S.A.	a) / c) / e) / f)	5,424	-	5,984	-	9,190	7,985
Telefónica S.A.	d) / f)	482	1,591	172,229	-	-	578,363
Telefônica Serviços Empresariais do Brasil Ltda.	b) / c) / e) / f)	16,690	932	10,715	2,976	6,553	94,644
Telefónica Transportes e Logistica Ltda.	c) / f)	163	-	36,610	144	67	80,887
Terra Networks S.A.	a) / b) / e)	9,505	16	1,100	-	8,461	5,604
Others	a) / c) / e) / f)	26,805	631	32,206	313	15,263	38,377
Total		98,185	20,214	810,215	4,976	118,400	2,917,470

		12/31/2010
Company	Nature of the transaction	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Revenues	Costs and expenses
Atento Brasil S.A.	a) / c)/ e) / f)	8,250	-	104,330	338	30,356	704,683
Telefónica International Wholesale Services Brasil Ltda.	a) / c) / f)	1,752	134	24,072	259	3,837	80,560
Grupo Vivo		312,910	427	343,365	-	419,445	1,816,903
Telefônica Serviços Empresariais do Brasil Ltda.	b) / c) / e) / f)	13,167	1,943	20,200	2,324	2,261	89,118
Telefónica S.A.	d) / f)	51	92	35,543	-	1,553	89,365
Others	a) / c) / e) / f)	103,537	14,347	182,020	7,817	49,332	51,922
Total		439,667	16,943	709,530	10,738	506,784	2,832,551

a) Trade accounts receivable include receivables for telecommunication services including Terra Networks Brasil S.A., Telefonica de Espanha S.A., Telefonica International Wholesale Services Espanha, Atento Brasil S.A. and Telefónica Moviles Espana S.A particularly for fixed and mobile long-distance calls, communication through local mobile, interconnection and Telefonica Internacional Wholesale Services Brasil Ltda., due to the contract of rendering services of rights of use of undersea fiber optic, and other group companies.

b) Other intercompany receivables in Current Assets and Non-current Assets include mainly credits with Telefónica Internacional S.A., Telefonica del Peru, Terra Networks Brasil S.A., Telefônica Serviços Empresariais do Brasil Ltda. corresponding to services rendered, advisory fees, expenses with salaries and other expenses paid by the Company to be refunded by the corresponding companies.

c) Trade accounts payable include services rendered, particularly by Atento Brasil S.A. for call center management services, tele-services centers and sales promoters; Telefônica Internacional Wholesale Services Brasil Ltda, for provision of transmission infrastructure to various international data circuits and international roaming by Telefonica Moviles Espana S.A. We also highlight the rendering of administrative management services in the accounting, finance, human resources, equity, and IT functions payable to Telefônica Serviços Empresariais do Brasil Ltda., Telefônica Transportes e Logística Ltda.  and other group companies.

d) Other intercompany payables in Current and Non-current Liabilities mainly include payables for technical support and management services and dividends and interest on shareholder’s equity to Telefónica Internacional S.A., SP Telecomunicações Participações Ltda and Telefónica S.A.

e) Revenues are mainly related to billing speedy services and interregional long-distance services with Terra Networks Brasil S.A., Atento Brasil S.A. and Telefônica Serviços Empresariais do Brasil Ltda. and to network infrastructure leased to Atento Brasil S.A. and services from calls mainly for long distance calls with Telefonica de Espanha S.A. Telefónica Internacional Wholesale Services Espanha, Telefónica Moviles Espana S.A. and other group companies.

f) The balance of costs and expenses mainly refers to international roaming call service provided by Telefónica Moviles Espana S.A., center management services rendered by Atento Brasil S.A., international transmission infrastructure  for various data circuits provided by Telefonica Internacional Wholesale Services Brasil Ltda. and Telefónica Internacional Wholesale Services Espanha, management expenses, technical assistance and interest on shareholders’ equity to Telefónica Internacional S.A., SP Telecomunicações Participações Ltda. and Telefónica S.A. and administrative management services regarding the accounting, financial, human resources and IT areas payable to Telefônica Serviços Empresariais do Brasil Ltda.,Telefônica Transportes e Logística Ltda. and other group companies.

Members of the Board of Directors and Executive Committee

Antonio Carlos Valente da Silva	President of Board of Directors and Chief Executive Officer
Santiago Fernández Valbuena	Vice-President of Board of Directors
Paulo César Pereira Teixeira	General and Executive Director
Gilmar Roberto Pereira Camurra	Chief Financial Officer and Investor Relations Officer
Breno Rodrigo Pacheco de Oliveira	General Secretary and Executive Legal Officer
Cristiane Barretto Sales	Controller
Antonio Gonçalves Oliveira	Member of the Board of Directors
Fernando Abril-Martorell Hernandez	Member of the Board of Directors
Fernando Xavier Ferreira	Member of the Board of Directors
Francisco Javier de Paz Mancho	Member of the Board of Directors
Eduardo Navarro de Carvalho	Member of the Board of Directors
Iñaki Urdangarin	Member of the Board of Directors
José Fernando de Almansa Moreno-Barreda	Member of the Board of Directors
Luciano Carvalho Ventura	Member of the Board of Directors
José Manuel Fernandez Norniella	Member of the Board of Directors
Luis Javier Bastida Ibarguen	Member of the Board of Directors
Luiz Fernando Furlan	Member of the Board of Directors
Paulo César Pereira Teixeira	Member of the Board of Directors
Roberto de Oliveira Lima	Member of the Board of Directors
Narcís Serra Serra	Member of the Board of Directors

Board of Director’s Compensation

The amount paid by the Company to the Board of Directors in 2011 was approximately R$27,476 (R$12,904 in 2010). Of these amounts, R$14,411 (R$9,380 in 2010) corresponds to salaries and R$6,251 (R$3,524 in 2010) to bonuses. Telefônica Brasil also paid nearly R$1,220 (R$2,533 in 2010) in connection with Performance Share Plan – PSP, a long-term incentive plan.

For the fiscal years ended December 31, 2011 and 2010, our Directors and Officers did not receive any retirement pension or other similar plans.

33.	Insurance

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

The main assets, liabilities or interests covered by insurance and their respective amounts are as follows:

Type	Insurance coverage

Operational risks (with loss of profits)	R$1,659,430
Optional civil responsibility - general	R$31,740
ANATEL guarantee insurance	R$24,655

34.	Stock options

In 2011 and 2010, the Company’s parent, Telefónica S.A., had in force various share-based remuneration plans based on its share price quote, which were also offered to managing officers and employees of subsidiaries, including Telefônica Brasil and its subsidiaries.

The fair value of shares is measured at grant date, using the binomial option pricing model, which takes into consideration the terms and conditions upon which these instruments were granted.

The Company reimburses to Telefónica S.A. the fair value of the benefits delivered to directors and employees at the grant date.

Detailed information on the major plans in effect as of December 31, 2011 and 2010 is as follows:

a)	“Performance Share Plan” or “PSP”:

The General Shareholders’ Meeting of Telefónica S.A. held on June 21, 2006 approved a long-term incentive plan to be granted to executives of Telefónica S.A. and subsidiaries, which consists of granting selected participants, upon compliance with the necessary requirements, a certain number of Telefónica S.A. shares, as variable remuneration.

The term of effectiveness initially established for the Plan is seven years, divided into five three-year-long cycles, each of them beginning on July 1 (“Beginning Date”) and ending on June 30 of the third year following the Beginning Date (“End Date”). At the beginning of each cycle, the number of shares to be granted to the Plan beneficiaries will be determined, based on their performance in achieving targeted pre-defined results. This grant will occur, as applicable, after the End Date of each cycle. Each cycle is independent of the others, with the first cycle starting on July 1, 2006 (shares were granted on July 1, 2009), and the fifth cycle on July 1, 2010 (shares to be granted, if applicable, as from July 1, 2013).

Conditions for the granting of shares are:

-	The beneficiary must continue to work for the Company throughout the three years of each cycle, subject to certain special conditions relating to departures from the Company.

-
The actual number of shares to be granted at the end of each cycle will  depend on the level of success achieved and the maximum number of shares granted to each executive. Success levels are based on the comparison between the evolution of the shareholder’s remuneration taking into consideration share price quote and dividends (“Total Shareholder Return” - TSR) of Telefónica shares, and the evolution of TSRs corresponding to a group of companies quoted in the telecommunications segment, which constitutes the Comparison Group. At the beginning of each cycle, each employee participating in the plan is granted a maximum number of shares, and the actual number of shares to be granted at the end of the cycle is calculated by multiplying this maximum number for the success level achieved at that date. This will be 100%, should the evolution of Telefónica TSR be equal to or above the third quartile of the Comparison Group, and 30% should this evolution be equal to average. In case the evolution is between these amounts, a linear interpolation will be calculated and, in case it is below average, no shares will be granted.

At June 30, 2010 and 2011 the second and third cycles of this incentive plan ended and the maximum number of shares granted to the executives of Telefônica Brasil and its subsidiaries was as follows:

Cycle	Nº of shares	Unit value in euros	Date of completion
2nd cycle July 1, 2007	175,534	7.70	June 30, 2010
3rd cycle July 1, 2008	186,186	8.39	June 30, 2011

After the second and third cycles of the Plan, ended in July 2010 and 2011, 175,534 and 189,763 shares were granted to the eligible executives of Telefônica Brasil and subsidiaries, respectively, participating in these cycles.

The maximum number of shares to be granted in each of the 2 outstanding cycles at December 31, 2011 is as follows:

Cycle	Nº of shares	Unit value in euros	Date of completion
4th cycle July 1, 2009	245,240	8.41	June 30, 2012
5th cycle July, 1, 2010	260,611	9.08	June 30, 2013

b)	“Performance & Investment Plan” or “PIP”

The General Shareholders’ Meeting of Telefónica, S.A. held on May 18, 2011 approved a long-term plan, whose objective is to praise commitment, outstanding performance and the high potential of its Global Officers by granting them Telefónica S.A. shares.

Participants do not need to pay for the shares initially granted, and will be able to increase the number of shares they are granted at the end of the Plan, should they elect to make a joint investment in their PIP. This joint–investment requires the participant to purchase and hold until the end of the cycle a number equivalent to 25% of the shares initially granted by Telefónica S.A. Over this participant investment the Telefónica S.A. will increase the initial shares by 25%.

The term of effectiveness initially established for the Plan is three years. The cycle began on July 1, 2011 and will end on June 30, 2014. The number of shares was informed at the beginning of the cycle and after a period of 3 years from the grant date the shares will be transferred to the participant if the objective is achieved.

Conditions for the granting of shares are:

-	having an active work relation in the Telefónica Group at cycle consolidation date;

-
that Telefónica achieves results that represent compliance with the objectives established for the plan: success level is based on comparison of the evolution of the shareholder’s remuneration, obtained through the (“Total Shareholder Return” - TSR), in relation to the evolution of the TSRs of the companies belonging to the pre-defined Comparison Group.

-	100% shares will be granted if the TSR of Telefónica S.A is above the TSR of the Companies that represent 75% of the stock exchange capitalization of the Comparison Group.

-	30% shares will be granted if the TSR of Telefónica S.A. is on the same level or above the TSR of the Companies that represent 50% of the stock exchange capitalization of the Comparison Group.

-	determined by linear interpolation if the TSR of Telefónica S.A is between 50% and 75% of the stock exchange capitalization of the Comparison Group.

-	will not be granted if the TSR of Telefónica S.A is below the TSR of the Companies that represent 50% of the stock exchange capitalization of the Comparison Group.

The maximum number of shares granted in this first outstanding cycle at December 31, 2011 is as follows:

Cycle	Nº of shares	Unit value in euros	Date of completion
1st cycle July 1 2011	570,493	8.28	June 30, 2014

c)	Global Employee Share Plan” or “GESP”.

The General Shareholders’ Meeting of Telefónica, S.A. held on June 23, 2009, approved a share incentive purchase plan for all the employees of the Telefónica Group around the whole world, including employees of Telefônica Brasil and its subsidiaries. Under this plan, participants are offered the possibility of acquiring Telefónica, S.A. shares, with this company assuming the obligation of giving commits to participants a certain number of its shares, whenever certain requisites are met, free of charge.

The term of effectiveness initially established for the Plan is two years. Employees subscribed to the Plan were able to purchase Telefónica S.A. shares through monthly payments of up to 100 euros (or equivalent amount in local currency), up to a maximum of 1,200 euros over a period of twelve months (acquisition period). The delivery of shares will occur, as applicable, after the vesting period, as from September 1, 2012, and the conditions to be met are as follows:

-
The beneficiary must continue to work for the Company throughout the two years of effectiveness of the plan (vesting period), subject to certain special conditions relating to departures from the Company.

-
The actual number of shares to be granted at the end of the vesting period will depend on the number of shares purchased and maintained by the employees. As such, the employees participating in the Plan who remain in the Group and, who maintained the purchased shares for an additional period of other twelve months after the purchase period, will be entitled to receive one share free-of-charge for each share which they acquired and maintained at the end of the vesting period.

The purchase period began in August 2010 and at December 31, 2011, the number of employees of Telefônica Brasil and its subsidiaries participating in the Plan totals 1,137.

Telefônica Brasil and its subsidiaries registered the following expenses with personnel referring to the afore-mentioned share-based compensation plans in the fiscal years ended December 31, 2011, 2010 and 2009:

Plans	2011		2010		2009
PSP	R$	10,101	R$	9,516	R$	6,422
PIP	R$	4,509		-		-
GESP	R$	2,298	R$	840		-
Total	R$	16,908	R$	10,356	R$	6,422

35.	Post-retirement benefit plans

The plans sponsored by the Company and the related benefits types are as follows:

Plan	Type (1)	Entity	Sponsor
PBS-A	BD	Sistel	Telefônica Brasil S.A. and Vivo S.A. in conjunction with the other companies resulting from the breakup of Telebras.
PAMA/PCE	Health care plan	Sistel	Telefônica Brasil S.A. and Vivo S.A. in conjunction with the other companies resulting from the breakup of Telebras.
CTB	BD	Telefónica Brasil S.A.	Telefônica Brasil S.A.
PBS	BD/Hybrid	VisãoPrev	Telefônica Brasil S.A. and Vivo S.A.
VISÃO	CD/Hybrid	VisãoPrev	A. Telecom S.A., Telefônica Data S.A., Telefônica Brasil S.A., Vivo S.A. and VisãoPrev Companhia de Previdência Complementar
PREV	Hybrid	VisãoPrev (2)	Vivo S.A.
(1) BD = Defined Benefit Plan;
CD = Defined Contribution Plan;
Hybrid = Plan that offers both DB and DC-type benefits.
(2) Except CELPREV plan, managed by Sistel.

The Company and its subsidiaries, along with other companies from Telebrás System, sponsor pension plans and post employment medical benefits, as follows: i) PBS-A; ii) PAMA; iii) CTB ; iv) PBS-Telefônica, PBS-Telesp Celular, PBS-TCO, PBS Tele Sudeste Celular and PBS Tele Leste Celular; v) Plano TCP Prev, TCO Prev e CelPrev; and vi) Plano de Benefícios Visão Telefônica e Visão Celular – Celular CRT, Telerj Celular, Telest Celular, Telebahia Celular and Telergipe Celular.

The Company and its subsidiaries sponsor, individually, a defined benefit retirement plan (PBS Plan), administered by Visão Prev, which covers approximately 0.46% of the Company’s employees. In addition, a multiemployer plan (PBS-A) and health care plan (PAMA) are provided by the Company and its subsidiaries to retired employees and their dependents (administered by Fundação Sistel, with constituted fund and participants contributions), at shared costs. Contributions to the PBS Plans are determined based on actuarial valuations prepared by independent actuaries, in accordance with the rules in force in Brazil. The funding procedure is the capitalization method and the sponsor’s contribution is a fixed percentage of payroll of employees covered by the plan, as described below:

Plan	%
PBS Telesp	13.96
PBS Telesp Celular	10.78
PBS Tele Sudeste Celular	16.67
PBS Telemig Celular	10.36
PAMA	1.50

For other employees of the Company and its subsidiaries, there are two defined contribution plans - Visão Telesp Benefit Plan and Vivo Prev Plan, both of them being administrated by Visão Prev complementary providence company. The others plans are funded by contributions made by the participants (employees) and by the sponsors which are credited to participants’ individual accounts. Telefônica Brasil and its subsidiaries are responsible for bearing all administrative plans and maintenance expenses, including participant’s death and disability risks. The contributions to those plans are equal to those of the employees, varying from 2% to 9% of the contribution salary for those participants from Telefônica Brasil and from 0% to 8% of the contribution salary for those participants from Vivo S.A. based on the percentage chosen by the participant.

Additionally, the Company supplements the retirement benefits of certain employees of the former CTB - Companhia Telefônica Brasileira.

In 2011, the Company and its subsidiaries made contributions to the PBS Plans in the amount of R$18 (R$17 in 2010), to Planos Visão in the amount of R$28,743 (R$25,574 in 2010) and to the Planos Prev in the amount of R$23,073.

Subsidiary Vivo S.A. also sponsors CelPrev. Participants may make three types of contributions to the plan, being: (a) basic contribution: percentage varies from 0% to 2% of participation wage; (b) additional contribution: percentage varies from 0% to 6% of the portion of the participation wage that is higher than 10 Units of Standard Reference of the Plan; and (c) voluntary contribution: percentage chosen freely by the participant and applied on participation wage. The sponsor may make four types of  contribution, being: (a) basic contribution: contribution equal to the participant’s basic contribution, less contribution for financing the sickness allowance benefit and contribution for financing administrative expenses; (b) additional contribution: equal to the participant’s additional contribution, less the administrative expense; (c) occasional contribution: made voluntarily and whose frequency is determined by the sponsor; and (d) special contribution: contribution exclusively destined to the sponsor’s employees who do not belong to the PBS and who joined within 90 days of CelPrev’s beginning date.

The actuarial valuation of the plans was made in December 2011 and 2010, based on the records of plan members at August 31 and September 30, 2011 for the plans administered by VisãoPrev and Sistel, respectively, both projected to December 31, 2011, and based on the records of plan members at July 31 and August 31, 2010 for the plans administered by VisãoPrev and Sistel, respectively, both projected for December 31, 2010, adopting the projected unit credit method. Actuarial gains and losses for each year were immediately recognized in other comprehensive income. The plans’ assets related to December 31, 2011 and 2010, respectively, and for other multi-employer plans (PAMA and PBS-A), the plans’ assets were allocated on the Company’s actuarial liability to the plans’ total actuarial liability.

Actuarial liabilities referring to the plans mentioned above are recorded in “Provisions” caption (note 20).

Actuarial liabilities recorded by the Company as of December 31, 2011 and 2010 are as follows:

Plan	2011	2010

CTB	34,615	20,818
PAMA	273,373	198,182
PBS	905	-
Total - consolidated	308,893	219,000

a)	Reconciliation of assets and liabilities

	2011
	PBS-A (i)	CTB	PAMA (i)	PBS	Visão	PREV	Total

Total actuarial liabilities	1,214,453	34,615	366,660	242,227	33,986	46,251	1,938,192
Fair value of assets	1,882,195	-	93,287	294,602	108,793	73,689	2,452,566
Liabilities (assets), net	(667,742)	34,615	273,373	(52,375)	(74,807)	(27,438)	(514,374)
Assets limitation	667,742	-	-	53,195	44,375	26,745	792,057
Net liability recognized in the balance sheet	-	34,615	273,373	905	-	-	308,893
Net asset recognized in the balance sheet	-	-	-	(85)	(30,432)	(693)	(31,210)

	2010
	PBS-A (i)	CTB	PAMA (i)	PBS	Visão	Total

Total actuarial liabilities	1,138,330	20,818	272,141	94,177	31,914	1,557,380
Fair value of assets	1,717,746	-	73,959	111,613	121,377	2,024,695
Liabilities (assets), net	(579,416)	20,818	198,182	(17,436)	(89,463)	(467,315)
Assets limitation	579,416	-	-	17,436	62,292	659,144
Net liability recognized in the balance	-	20,818	198,182	-	-	219,000
Net asset recognized in the balance	-	-	-	-	(27,171)	(27,171)

i)	Refers to the proportional share of the Company and its subsidiaries in the assets and liabilities of the PAMA and PBS-A multiemployer plans.

b)	Total expenses recognized in the income statement

	2011
	CTB	PAMA	PBS	Visão	PREV	Total
Current service cost	-	252	821	3,971	2,482	7,526
Interest cost	1,978	29,173	17,838	3,062	3,487	55,538
Expected return on plan assets	-	(8,163)	(25,654)	(6,940)	(5,795)	(46,552)
	1,978	21,262	(6,995)	93	174	16,512

	2010
	CTB	PAMA	PBS	Visão	Total

Current service cost	-	159	78	3,663	3,900
Interest cost	2,148	23,038	8,803	2,865	36,854
Expected return on plan assets	-	(6,489)	(11,334)	(11,970)	(29,793)
	2,148	16,708	(2,453)	(5,442)	10,961

	2009
	CTB	PAMA	PBS	Visão	Total

Current service cost	-	157	135	3,368	3,660
Interest cost	2,503	18,973	8,935	2,736	33,147
Expected return on plan assets	-	(7,064)	(9,976)	(10,381)	(27,421)
	2,503	12,066	(906)	(4,277)	9,386

c)	Amounts recognized in other comprehensive income

	2011
	CTB	PAMA	PBS	Visão	PREV	Total
Actuarial (gains) losses recognized immediately	15,398	36,581	22,643	30,628	(6,552)	98,698
Limitation effect	-	-	35,760	(17,918)	26,746	44,588
Total cost recognized in other comprehensive income	15,398	36,581	58,403	12,710	20,194	143,286

	2010
	CTB	PAMA	PBS	Visão	Total

Actuarial (gains) losses recognized immediately	(1,809)	13,069	(7)	(1,138)	10,115
Limitation effect	-	-	2,472	47,998	50,470
Total cost recognized in other comprehensive income	(1,809)	13,069	2,465	46,860	60,585

	2009
	CTB	PAMA	PBS	Visão	Total

Actuarial (gains) losses recognized immediately	(2,344)	34,080	(13,453)	(8,066)	10,217
Limitation effect	-	-	14,379	(47,168)	(32,789)
Total cost recognized in other comprehensive income	(2,344)	34,080	926	(55,234)	(22,572)

d)	Changes in net actuarial (assets) liabilities

	PBS-A	CTB	PAMA	PBS	Visão	PREV	Total

Plan liabilities (assets) as of 01/01/2010	-	23,508	168,419	-	(65,185)	-	126,742
Expenses in 2010	-	2,148	16,708	(2,453)	(5,442)	-	10,961
Contributions of the companies to plans in 2010	-	(3,029)	(14)	(12)	(3,404)	-	(6,459)
Amounts recognized in other comprehensive income	-	(1,809)	13,069	2,465	46,860	-	60,585
Liabilities (assets) as of 12/31/2010	-	20,818	198,182	-	(27,171)	-	191,829

Business combination	(17,809)	-	17,431	(50,294)	(11,048)	(19,961)	(81,681)
Expenses in 2011	(92,030)	1,978	21,262	(6,995)	93	174	(75,518)
Contributions of the companies to plans in 2011	-	(3,579)	(83)	(294)	(5,016)	(1,100)	(10,072)
Amounts recognized in other comprehensive income	109,839	15,398	36,581	58,403	12,710	20,194	253,125
Liabilities (assets) as of 12/31/2011	-	34,615	273,373	820	(30,432)	(693)	277,683

Actuarial asset recognized in the balance sheet	-	-	-	(85)	(30,432)	(693)	(31,210)
Actuarial liability recognized in the balance sheet	-	34,615	273,373	905	-	-	308,893

e)	Changes in actuarial liabilities

	PBS-A	CTB	PAMA	PBS	Visão	PREV	Total

Actuarial liabilities as of January 1, 2010	1,082,459	23,508	238,767	93,098	31,348	-	1,469,180
Cost of current service	-	-	159	78	3,663	-	3,900
Interest on actuarial liabilities	102,289	2,148	23,038	8,803	2,865	-	139,143
Benefits paid in the year	-	(3,029)	(9,916)	(6,665)	(585)	-	(20,195)
Contributions of participants in the year	(93,289)	-	-	1	302	-	(92,986)
Actuarial (gains) losses in the year	46,871	(1,809)	20,092	(1,138)	(5,678)	-	58,338

Actuarial liabilities as of December 31, 2010	1,138,330	20,818	272,140	94,177	31,915	-	1,557,380

Business combination	35,091	-	23,936	117,481	161	49,656	226,325
Cost of current service	-	-	251	821	3,970	2,482	7,524
Interest on actuarial liabilities	114,725	1,978	29,173	17,838	3,062	3,487	170,263
Benefits paid in the year	(97,917)	(3,579)	(13,390)	(13,385)	(5,900)	(1,113)	(135,284)
Contributions of participants in the year		-	-	345	-	-	345
Actuarial (gains) losses in the year	24,224	15,398	54,550	24,950	778	(8,261)	111,639
Actuarial liabilities as of December 31, 2011	1,214,453	34,615	366,660	242,227	33,986	46,251	1,938,192

f)	Changes in plan assets

	PBS-A	CTB	PAMA	PBS	Visão	PREV	Total
Fair value of plan assets as of January 1, 2010	1,479,620	-	70,348	108,062	110,828	-	1,768,858
Benefits paid in the year	(93,290)	(3,029)	(9,916)	(6,665)	(585)	-	(113,485)
Total contributions in the year	-	3,029	14	12	3,704	-	6,759
Expected return on plan assets in the year	141,762	-	6,490	11,334	11,970	-	171,556
Gains / (losses) on assets	189,654		7,023	(1,131)	(4,539)	-	191,007
Fair value of plan assets as of December 31, 2010	1,717,746	-	73,959	111,612	121,378	-	2,024,695

Business combination	52,900	-	6,505	167,775	11,209	69,617	308,006
Benefits paid in the year	(97,917)	(3,579)	(13,390)	(13,385)	(5,900)	(1,113)	(135,284)
Total contributions in the year	-	3,579	81	640	5,017	1,099	10,416
Expected return on plan assets in the year	206,757	-	8,163	25,654	6,940	5,795	253,309
Gains / (losses) on assets	2,709	-	17,969	2,306	(29,851)	(1,709)	(8,576)
Fair value of plan assets as of December 31, 2011	1,882,195	-	93,287	294,602	108,793	73,689	2,452,566

g)	Expenses estimated for 2012

	CTB	PAMA	PBS	Visão	PREV	Total

Cost of current service	-	165	853	4,596	3,872	9,486
Interest cost	3,164	35,026	22,780	3,083	4,260	68,313
Expected return on plan assets	-	(10,847)	(35,943)	(13,392)	(9,001)	(69,183)
Total expenses (reversions) for 2012	3,164	24,344	(12,310)	(5,713)	(869)	8,616

h)	Actuarial assumptions

2011	Expected return rate on plan assets	Future salary growth rate	Medical care cost growth rate	Annual nominal index of private pension benefit restatement	Increase in medical services use according to age	Expected age to qualify for the use of medical services	Expected retirement age

PBS/Visão	11.60%	PBS: 6.54% Visão: 7.20%	N/A	4.5%	N/A	N/A	Eligibility for regular retirement

PBS Telemig	12.08%	N/A	N/A	4.5%	N/A	N/A	Eligibility for regular retirement

Celprev/PREV	Celprev: 11.10% PREV: 11.60%	Celprev: 7.19% PREV: 7.20%	N/A	4.5%	N/A	N/A	Eligibility for regular retirement Eligibility for regular retirement

CTB	N/A	N/A	N/A	4.5%	N/A	N/A	N/A

PAMA	11.07%	N/A	7.64%	N/A	4.00%	5% upon reaching 52 years old and 10 years participating; 3% for each subsequent year; 100% in eligibility for regular retirement	N/A

PBS-A	12.08%	N/A	N/A	4.5%	N/A	N/A	N/A

Note: These are all nominal rates, except for medical services claim frequencies.

In addition to the above-mentioned assumptions, other assumptions common to all plans were adopted, as follows:

•	Actuarial liability discount-to-present-value rate: 9.73%;

•	Inflation rate: 4.5%;

•	Capacity factor for salaries and benefits: 98%;

•	Turnover: 0.15 (years of service +1), zero from age 50;

•	Disability entry table: Mercer Disability;

•	Actuarial Table: AT2000 segregated by sex; and

•	Disability mortality table: IAPB-57.

2010	Expected return rate on plan assets	Future salary growth rate	Medical care cost growth rate	Annual nominal index of private pension benefit restatement	Increase in medical services use according to age	Expected age to qualify for the use of medical services	Expected retirement age

PBS/Visão	11.60%	PBS: 6.54% Visão: 7.20%	N/A	5.00%	N/A	N/A	First age entitled to one of the benefits

CTB	N/A	N/A	N/A	5.00%	N/A	N/A	First date on which it becomes eligible for Social Security benefit

PAMA	11.07%	N/A	8.15%	N/A	4.00%	5% upon reaching 52 years old and 10 years participating; 3% for each subsequent year; 100% in eligibility for regular retirement	N/A

PBS-A	12.08%	N/A	N/A	5.00%	N/A	N/A	N/A

Note: These are all nominal rates, except for medical services claim frequencies.

In addition to the above-mentioned assumptions, other assumptions common to all plans were adopted, as follows:

•	Actuarial liability discount-to-present-value rate: 10.25%;

•	Inflation rate: 5.0%;

•	Capacity factor for salaries and benefits: 98%;

•	Turnover: 0.15 (years of service +1), zero from age 50;

•	Disability entry table: Mercer Disability;

•	Actuarial Table: AT2000 segregated by sex; and

•	Disability mortality table: IAPB-57.

i)	Expected long-term investment return

	2011	2010
Percentage of allocation of plan assets
Capital instruments	5.87%	14.28%
Debt instruments	92.87%	85.09%
Other	1.26%	0.63%
	100.00%	100.00%

Expected return from plan assets
Capital instruments	16.36%	15.61%
Debt instruments	12.46%	10.82%
Other	11.67%	10.25%
Total	13.06%	11.50%

Expected long-term investment return rates related to the plans assessed were selected by the Company, being determined based on expected long-term profitability, considering long-term projections provided by Tendências Consultoria and ANBIMA data, among others, as follows:

•	Variable income assets: historic risk premium estimated by the actuarial advisor;

•	Fixed income securities: weighted average rate based on National Treasury Bills (LTN) available and National Treasury Notes – F Series (NTN-F) market portfolio;

•	Assets linked to inflation: weighted average rate based on NTN-B and NTN-C portfolio available in the market;

•	Foreign exchange securities: average SELIC rate weighted by the foreign exchange variation rate projected for the following ten years;

•	Fixed income assets: average internal nominal interest rate variation, projected for the following 10 years;

•	Loans to participants: the higher rate between CDI and the plan actuarial goal is considered;

•	Properties: the plan actuarial goal used was that of its administrator.

j)	History of assets and obligations observed

	2011	2010	2009	2008	2007

Liabilities present value	723,739	419,050	386,722	337,480	257,787
Fair value of assets	570,371	306,949	289,239	253,695	232,378
Deficit	153,368	112,101	97,483	83,785	25,409
Adjustment for liabilities experience (%)	12.08%	1.29%	7.77%	11.83%	6.87%
Adjustment for liabilities experience (amounts)	87,413	5,397	30,043	39,929	17,709
Adjustment for assets experience (%)	(1.98%)	(0.44%)	(6.85%)	(3.39%)	(9.65%)
Adjustment for assets experience (amounts)	(11,284)	(1,352)	(19,826)	(8,598)	(22,428)

k)	Estimates of benefits payable within the following years

	2012	2013	2014	2015	2016	2017 thereof

Defined pension plan	142,033	148,084	154,407	160,707	167,679	8,041,003

l)	Significant considerations on PAMA Plan

The effect of a one percent increase and the effect of one percent decrease in medical cost trend rates are as follows:

a)	+1% in nominal growth rate of medical costs

Effect on current service cost and on interest on actuarial liabilities	5,639
Effect on liabilities present value	57,677

b)	-1% in nominal growth rate of medical costs

Effect on current service cost and on interest on actuarial liabilities	(4,653)
Effect on liabilities present value	(47,581)

36.	Financial instruments

The Company and its subsidiaries made a valuation of their financial assets and liabilities in relation to market values based on available information and appropriate valuation methodologies. However, the interpretation of market information, as well as the selection of methodologies, requires considerable judgment and reasonable estimates in order to produce adequate realizable values. As a result, the estimates presented do not necessarily indicate the amounts which may be realized in the current market. The use of different market approaches and/or methodologies may have a significant effect on the estimated realizable values.

The table below shows a breakdown of financial assets and liabilities as of December 31, 2011.

	Fair value			Amortized cost
	Measured at fair value through profit or loss	Hedge	Available for sale	Loans and receivables	Investments held to maturity	Level 1. Market price	Level 2. Estimated based on other market data	Total book value	Total fair value
Financial assets
Current assets
Cash and cash equivalents (note 5)	-		-	2,940,342	-	-	-	2,940,342	2,940,342
Derivatives	730	1,110	-	-	-	-	1,840	1,840	1,840
Noncurrent assets
Interests in other companies	-	-	37,696	-	-	37,696	-	37,696	37,696
Derivatives	-	225,935	-	-	-	-	225,935	225,935	225,935
Amounts linked to the National Treasury Securities (note 11)	-	-	-	-	13,819	-	-	13,819	13,819

Total financial assets	730	227,045	37,696	2,940,342	13,819	37,696	227,775	3,219,632	3,219,632

	Measured at fair value through profit or loss	Amortized cost	Hedge	Level 1. Market price	Level 2. Estimated based on other market data	Total book value	Total fair value
Financial liabilities
Current liabilities
Loans and financing (note 18)	34,802	953,611	-	-	34,802	988,413	988,413
Debentures	5,537	463,087	-	-	5,537	468,624	468,624
Derivatives	1,327	-	49,835		51,162	51,162	51,162

Noncurrent liabilities
Loans and financing (note 18)	969,977	2,989,138	-	-	969,977	3,959,115	3,959,115
Debentures	81,853	705,954	-	-	81,853	787,807	787,807
Derivatives	-	-	78,369	-	78,369	78,369	78,369
Total financial liabilities	1,093,496	5,111,790	128,204	-	1,221,700	6,333,490	6,333,490

Interests in other companies

The Company has direct and indirect interests in other companies resulting from the privatization process. These investments, measured at market value, consider the latest quotation available at December 31, 2011 and 2010.

The table below shows the composition of investments in other companies at market value as of December 31, 2011 and 2010:

	% of Interest	2011	2010

Zon Multimédia	0.52	9,116	12,226
Other investments		28,580	30,483
Total		37,696	42,709

Fair value hierarchy

The Company and its subsidiaries use the following hierarchy in order to calculate and disclosure the fair value of financial instruments through the valuation technique:

Level 1: Quoted prices (without adjustments) on the active markets for identical assets and liabilities;
Level 2: Other techniques to which all data with material effect on the fair value recorded are directly or indirectly observable;
Level 3: Techniques using data with relevant effect on the fair value recorded which are not based on data that can be observed on the market.

In 2011, no transfers of assessments of fair value between level 1 and level 2 nor level 3 and level 2 were made. The Company and its subsidiaries do not have financial instruments with fair value level 3 assessments.

As authorized by IFRS 1, the Company and its subsidiaries did not disclose comparative information on hierarchy of fair value and liquidity disclosures.

Capital management

The purpose of the Company and its subsidiaries’ capital management is to ensure that a solid credit rating is sustained before the institutions, as well as an optimum capital relationship, in order to support the Company’s businesses and maximize the value to its shareholders.

The Company and its subsidiaries manage their capital structure by making adjustments and fitting into current economy conditions. For this purpose, the Company and its subsidiaries may pay dividends, raise new loans, issue promissory notes and contract derivative operations. For the year ended December 31, 2011, there were no changes in the Company’s objectives, policies or capital structure processes.

The Company and its subsidiaries include in its net debt structure: loans, financing, derivative operations, less cash and cash equivalents.

Risk management policy

The Company is exposed to several market risks as a result of its commercial operations, debts obtained to finance its activities and debt-related financial instruments.

The principal market risk factors that affect the business of the Company and its subsidiaries are detailed below:

a)	Exchange rate risk

This risk arises from the possibility that the Company may incur losses due to exchange rate fluctuations, which would increase the financial expenses of loans denominated in foreign currency.

At December 31, 2011, 19.32% (0.95% at December 31, 2010) of the financial debt was denominated in foreign currency (US dollar and UMBNDES).

The Company has entered into derivative transactions (exchange rate hedge) with financial institutions to protect itself against exchange rate variation on its gross debt in foreign currency (R$1,004,207 at December 31, 2011 and R$17,304 at December 31, 2010).

In view of this, at December 31, 2011 and 2010 the entirely of the debt was covered by asset positions on currency hedge transactions (swap for CDI).

There is also the exchange rate risk related to non-financial assets and liabilities in foreign currency, which can lead to a lower amount receivable or higher amount payable, depending on exchange rate variation in the period.

As from May 2010, hedge operations were contracted to minimize the exchange rate risk related to these non-financial assets and liabilities in foreign currency. This balance is subject to daily changes due to business dynamics, however, the Company aims to cover the net balance of these rights and obligations (US$13,917 and €17,818 payable at December 31, 2011) to minimize the related foreign exchange risk.

b)	Interest rate and inflation risk

This risk arises from the possibility of the Company and its subsidiaries incurring losses to of an unfavorable change in internal interest rates, which may negatively affect financial expenses connected with part of debentures link with CDI and liability positions (exchange rate hedge and IPCA) contracted at floating interest rates (CDI).

The debt taken out from BNDES bank is indexed by the TJLP (Long Term Interest Rate quarterly set by the National Monetary Council), which was kept at 6.0% per annum since July 2009.

The risk of inflation arises from the debentures of Telemig (merged into Vivo Part. on June 1, 2010), indexed by the IPCA, which may adversely affect our financial expenses in the event of an unfavorable change in this index.

To reduce its exposition to CDI, the Company and its subsidiaries invest cash surplus of R$2,862,938 (R$1,547,785 at December 31, 2010), mainly in short-term financial investments (Bank Deposit Certificates) based on CDI variation. The book value of these instruments approximates market, since they are redeemable within a short term.

As of December 31, 2011, the Company and its subsidiary Vivo had financing agreements in force, containing restrictive clauses (covenants), typically applicable to such agreements, relating to cash generation, debt ratios and other restrictions. These covenants – which should be calculated semi-annually and annually could otherwise demand payment of liabilities at an earlier time – have been fully performed by the Company and its subsidiary Vivo, and all economic and financial indexes contractually provided have been achieved.

The 1st and 4th issuance of debentures of Vivo Part., taken by the Company on August 19 and September 28, 2011, respectively, have economic and financial indexes that must be determined quarterly, as well as covenants in connection with judicial and out-of-court applications for company economic recovery, liquidation, dissolution, insolvency, voluntary bankruptcy application or adjudication of bankruptcy, payment failure and failure to comply with non-fiduciary obligations. At said date, all financial and economic indices were attained and all these covenants were met including the approval of the transfer by the majority of the debentures holders.

c)	Liquidity risk

Liquidity risk derives from the possibility that the Company and its subsidiary do not have sufficient resources to meet their commitments according to the different currencies and terms of execution/settlement of their rights and obligations.

The Company and its subsidiary structure the maturity dates of the non-derivative financial agreements, as shown in note 18, and their respective derivatives as shown in the payments schedule disclosed in the referred note, in such manner as not to affect its liquidity.

The control of the Company’s and its subsidiary’s liquidity and cash flow is monitored daily by Management, in such way as to ensure that the operating cash generation and the available lines of credit, as necessary, are sufficient to meet its schedule of commitments, not generating liquidity risks.

d)	Credit risk

This risk arises from the possibility that the Company and its subsidiaries may incur losses due to the difficulty in receiving amounts billed to its customers and sales of handsets and pre-activated pre-paid cards to the distributor’s network.

The credit risk on accounts receivable is dispersed and minimized by a strict control of the customer base. The Company and its subsidiaries constantly monitor the level of accounts receivable of post-paid plans and limit the risk of past-due accounts, interrupting access to telephone lines for past due bills. In the mobile services the customer base is predominantly, a prepaid system, which requires the prior charging and consequently entails no credit risk. Exceptions are made for telecommunication services that must be maintained for security or national defense reasons.

The credit risk in the sale of handsets and “pre-activated” prepaid cards is managed under a conservative credit policy, by means of modern management methods, including the application of “credit scoring” techniques, analysis of financial statements and information, and consultation to commercial data bases, in addition to request of guarantees.

As of December 31, 2011, the Company’s customer portfolio had no subscribers whose receivables were individually higher than 1% of the total accounts receivable from services.

The Company and its subsidiaries are also subject to credit risk arising from short-term investments, letters of guarantee received as collateral in connection with certain operations and receivables from swap transactions. The Company controls the credit limit granted to all counterparties and diversifies such exposure among top-rated financial institutions, according to credit policy of financial counter-parties in force.

Derivatives and Risk Management Policy

All of the Company’s and its subsidiaries’ derivative instruments have the objective of providing a hedge against the risk of variation in exchange rates arising from assets and liabilities in foreign currency and against inflation risk from its debenture indexed to IPCA (inflation rate) with shorter term. As such, any changes in risk factors generate an opposite effect on the hedged end. There are no derivative instruments for speculative purposes and liabilities in foreign exchange are hedged.

The Company and its subsidiaries have internal controls over its derivative instruments, which, according to management, are adequate to control the risks associated with each market strategy. The Company’s results derived from its derivative financial instruments indicate that the risks have been adequately managed.

The Company and its subsidiaries determine the effectiveness of the derivative instruments entered into to hedge its financial liabilities upon origination and on an ongoing basis (quarterly). As of December 31, 2011, the derivative instruments taken were effective for the debts for which they are intended to provide coverage. Provided these derivatives contracts qualify as hedge accounting, the debt hedge may also be adjusted at fair value as per the rules applicable to fair value hedge. According to cash flow hedge accounting, the effective portion of fair value variations of derivatives designated for these hedges is recognized directly in equity. At December 31, 2011, subsidiary Vivo S.A. had an foreign exchange swap of US$102,573 designated as cash flow hedge, whose fair value accumulated variation, recognized in equity, was R$3,022.

The Company and its subsidiaries entered into swap contracts in foreign currency at different exchange rates hedging their assets and liabilities in foreign currency.

At October 15, 2009, a swap was contracted by Vivo Part., which was indexed to the IPCA  (as for assets), and to the CDI (as for liabilities), in order to cover the exposure of the cash flows of the 3rd series of 4th issuance of debentures  to the variation of the IPCA rate. Upon being contracted, this swap was recognized as a fair value hedge.

At December 31, 2011, the Company and its subsidiaries had not had any embedded derivatives agreements.

Fair value of derivative financial instruments

The discounted cash flow method was used to determine the fair value of finance liabilities (when applicable) and derivative instruments considering expected settlement of liabilities or realization of assets and liabilities at the market rates prevailing at balance sheet date.

Fair values are calculated by projecting future operating flows, using BM&FBovespa curves, and discounting to present value through market DI rates for swaps, as informed by BM&FBovespa.

The market values of exchange rate derivatives were obtained through market currency rates in force at the balance sheet date and projected market rates were obtained from currency coupon curves. The coupon for positions indexed to foreign currencies was determined using the 360-calendar-day straight-line convention; the coupon for positions indexed to CDI was determined using the 252-workday exponential convention.

The consolidated derivative financial instruments shown below are registered with CETIP. All of them are classified as swaps and do not require margin deposits.

		Notional value		Fair value		Accumulated effect in 2011
Description	Index	2011	2010	2011	2010	Amount receivable	Amount payable

Swap Contracts

Assets
Foreign currency (a)		1,106,438	19,608	1,248,514	17,306	212,262	-
BES	USD	-	3,155	-	2,654	-	-
Citibank	USD	187,845	-	199,872	-	32,219	-
Votorantim	USD	13,434	16,453	14,028	14,652		-
Banco do Brasil	USD	258,900	-	282,205	-	19,629	-
Bradesco	USD	196,728	-	231,391	-	43,137	-
Itaú	USD	6,324	-	6,371	-	57	-
JP Morgan	USD	443,207	-	514,647	-	117,220	-
Foreign currency (b)		44,098	-	43,059	-	-	-
Bradesco	EUR	13,828	-	13,773	-	-	-
Itaú	EUR	30,270	-	29,286	-	-	-
Inflation rates		72,000	-	87,390	-	15,513	-
Bradesco	IPCA	72,000	-	87,390	-	15,513	-
Variable rate (a)		4,644	86,954	4,638	86,537	-	-
Bradesco	CDI	896	-	899	-	-	-
Banco do Brasil	CDI	-	51,025	-	50,647	-	-
Citibank	CDI	-	22,047	-	22,048	-	-
Citibank	CDI	-	10,012	-	9,980	-	-
HSBC	CDI		3,870	-	3,862	-	-
Itaú	CDI	3,748	-	3,739	-	-	-

		Notional value		Fair value		Accumulated effect in 2010
Description	Index	2011	2010	2011	2010	Amount receivable	Amount payable
Liabilities
Variable rate (a)		(1,150,536)	(19,608)	(1,204,745)	(44,654)	-	(125,435)
BES	CDI	-	(3,155)	-	(7,185)	-	-
Citibank	CDI	(187,845)	-	(186,324)	-	-	(18,672)
Votorantim	CDI	(13,434)	(16,453)	(34,139)	(37,469)	-	(20,111)
Banco do Brasil	CDI	(258,900)	-	(262,576)	-	-	-
Bradesco	CDI	(210,556)	-	(230,901)	-	-	(28,874)
Itaú	CDI	(36,594)	-	(36,753)	-	-	(1,153)
JP Morgan	CDI	(443,207)	-	(454,052)	-	-	(56,625)
Variable rate (b)		(72,000)	-	(75,926)	-	-	(4,049)
Bradesco	IPCA	(72,000)	-	(75,926)	-	-	(4,049)
Foreign currency (c)		(4,644)	(3,870)	(4,685)	(3,876)	-	(47)
HSBC	USD	-	(3,870)	-	(3,876)	-	-
Bradesco	USD	(896)	-	(937)	-	-	(38)
Itau	USD	(3,748)	-	(3,748)	-	-	(9)
Foreign currency (d)		-	(83,084)	-	(83,192)	-	-
Bradesco	EUR	-	(51,025)	-	(51,125)	-	-
Citibank	EUR	-	(22,047)	-	(22,253)	-	-
Citibank	EUR	-	(10,012)	-	(9,814)	-	-
Total recognized						227,775	(129,531)
Amounts receivable						98,244

a)
Swaps of foreign currency (USD) x CDI (R$1,217,652) – swap operations in American dollars and basket of currencies used by BNDES (with several maturities until 2019, with the objective of hedging foreign exchange variation for loans and UMBNDES (debt fair value of R$1,198,483).

b)
Swap of foreign currency (Euro and Dollar) and (CDI x EUR) (R$69,237 - swap contracts entered into with maturities until February 28, 2012 with the objective of hedging foreign exchange variation for amounts payable in Euro and Dollar (book value of R$26,106 in dollars and R$43,246 in Euro).

c)
Swap IPCA x CDI percentage (R$87,390) – swap transactions contracted with maturities dates until 2014 with the purpose of protecting the cash flow identical to the debentures (4th issuance – 3rd series) indexed to the IPCA (market value R$87,390).

The expected maturities of swap contracts as December 31, 2011 are as follows:

Swap contracts
	Maturity				Amount payable/ receivable at 12/31/2011
	2012	2013	2014	2015 thereafter

Foreign Currency x CDI	(47,139)	(22,330)	2,259	154,037	86,827
VOTORANTIM	(8,642)	(7,876)	(3,593)	-	(20,111)
BRADESCO	(8,101)	(8,663)	(5,790)	36,817	14,263
JP MORGAN	(21,499)	(17,849)	(17,277)	117,220	60,595
BANCO DO BRASIL	-	19,629	-	-	19,629
CITIBANK	(7,801)	(7,571)	28,919	-	13,547
ITAÚ	(1,096)	-	-	-	(1,096)
CDI X Foreign Currency	(47)	-	-	-	(47)
BRADESCO	(38)	-	-	-	(38)
ITAÚ	(9)	-	-	-	(9)
IPCA x CDI	(2,136)	(1,913)	15,513	-	11,464
ITAÚ	(2,136)	(1,913)	15,513	-	11,464

For the purpose of preparing the financial statements, the Company and its subsidiaries adopted hedge accounting for its foreign currency X CDI, CDI x foreign currency, and IPCA x CDI swap operations providing financial debt hedge. Under this methodology, both the derivative and the risk covered are stated at fair value.

For the fiscal year ended December 31, 2011, derivative operations generated a net consolidated loss of R$111,033 (loss of R$2,179 as of December 31, 2010 and loss of R$58,035 as of December 31, 2009), according to note 29.

At December 31, 2011, the Company and its subsidiaries registered R$227,775 as assets and R$129,531 as liabilities in order to recognize the derivatives position in that date.

Sensitivity analysis of the Company’s risk variables

CVM Deliberation 604/09 requires listed companies to disclose, in addition to the provisions of IFRS 7 - Financial Instruments: Disclosure, a table showing the sensitivity analysis of each type of market risk inherent in financial instruments considered relevant by management and to which the Company is exposed at the closing date of each reporting period, including all operations involving derivative financial instruments.

In compliance with the foregoing, all the operations involving derivative financial instruments were evaluated considering a probable scenario and two scenarios that may adversely impact the Company.

The assumption taken into consideration under the probable scenario was to keep, the maturity date of each transaction, what has been signaled by the market through BM&FBovespa market curves (currencies and interest rates). Accordingly, the probable scenario does not provide for any impact on the fair value of the derivative financial instruments mentioned above. For scenarios II and III, risk variables contemplated 25% and 50% deterioration, respectively, pursuant to the applicable CVM instruction.

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

Sensitivity analysis – Net exposure

Operation	Risk	Probable	25% decrease	50% decrease

Hedge (Assets)	Derivatives (Risk of USD decrease)	1,004,209	1,280,687	1,568,402
USD-denominated debt	Debts (Risk of USD increase)	(1,004,428)	(1,280,962)	(1,568,732)
	Net exposure	(219)	(275)	(330)

Hedge (Liabilities)	Derivatives (Risk of EUR decrease)	43,059	53,870	64,676
Accounts payable in EUR	Asset (Risk of EUR increase)	(42,841)	(53,551)	(64,261)
	Net exposure	218	319	415

Hedge (Assets)	Derivatives (Risk of USD decrease)	30,863	32,745	39,326
Accounts payable in USD	Asset (Risk of USD increase)	(30,790)	(32,631)	(39,157)
	Net exposure	73	114	169

Hedge (Assets)	Derivatives (Risk of USD decrease)	213,443	278,135	348,222
UMBNDES-denominated debt	Debts (Risk of UMBNDES increase)	(213,769)	(278,066)	(348,194)
	Net exposure	(326)	69	28

Hedge (Assets)	Derivatives (Risk of IPCA decrease)	87,390	90,181	94,951
IPCA-denominated debt	Debts (Risk of IPCA increase)	(87,390)	(90,181)	(94,951)
	Net exposure	-	-	-

	Net exposure	(1,289,269)	(1,388,752)	(1,467,465)

Total net exposure in each scenario		(1,289,523)	(1,388,525)	(1,467,183)

Effect on changes in fair value, net		-	(99,002)	(177,660)

Assumptions for analysis of sensitivity

Risk variable	Probable	25% decrease	50% decrease
USD	1.8758	2.3180	2.7816
EUR	2.4271	3.1300	3.7560
UMBNDES	0.0369	0.0462	0.0554
CDI	10.87%	13.59%	16.31%

To determine the net exposure of the sensibility analysis, all derivatives were considered at market value and only (hedged elements) classified under the accounting method were also considered at fair value.

The fair values shown in the table above are based on the status of the portfolio as of December 31, 2011, not reflecting an estimated realization in view of the market dynamics, always monitored by the Company. The use of different assumptions may significantly impact estimates.

37.	Subsequent events

Ratification of new rates – fixed-mobile calls (VC1)

ANATEL, pursuant to Resolution nº 576/2011, approved the Act published in the Official Gazette on January 25, 2012, resulting in a net decrease of 10.78%, as of February 24, 2012, in fixed-mobile call rates (VC) applied to SMP (personal mobile service) and SME (specialized mobile service).

SMP exploitation authorization

On January 16, 2012, through Act No. 284, ANATEL approved the unification of the authorizations granted to Vivo S.A. for the operation of the SMP in the areas of provision corresponding to Region I of the General Plan Authorization of Personal Mobile Service (PGA/SMP).