Form 20-F
period 2012-12-31
TELEFONICA BRASIL S.A.
filed 2013-03-20
CIK 1066119

As filed with the Securities and Exchange Commission on March 20, 2013

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report________________
For the transition period from ________________ to ________________

Commission file number: 001-14475
____________________
TELEFÔNICA BRASIL S.A.
(Exact name of Registrant as specified in its charter)

TELEFÔNICA BRAZIL S.A.
(Translation of Registrant’s name into English)

Federative Republic of Brazil
(Jurisdiction of incorporation or organization)

Avenida Engenheiro Luis Carlos Berrini, 1376, 32º andar
04571-936 São Paulo, SP, Brazil
(Address of principal executive offices)

Paulo Cesar Pereira Teixeira
Telephone +55 11 3430 8901
Avenida Engenheiro Luis Carlos Berrini, 1376, CEP 04571-936, São Paulo, SP, Brazil
Email: ir.br@telefonica.com
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

The number of outstanding shares of each class as of December 31, 2012 was:

Title of Class	Number of Shares Outstanding
Shares of Common Stock	381,335,671
Shares of Preferred Stock	741,933,573

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

•
“Corporate Law Method” are the accounting practices to be followed in the preparation of our financial statements for regulatory and statutory purposes under Brazilian Corporate Law and accounting standards issued by the CVM;

•	“CTBC Telecom” are to Companhia de Telecomunicações do Brasil Central;

•	“CTBC Borda” are to Companhia Brasileira Borda do Campo – CTBC;

•	“CVM” are to the Comissão de Valores Mobiliários, the Brazilian Securities Commission;

•	“D.O.U.” are to the Diário Oficial da União, the Official Newspaper of the Brazilian Government;

•	“Federal District” are to Distrito Federal, the federal district where Brasilia, the capital of Brazil, is located;

•	“General Telecommunications Law” are to Lei Geral de Telecomunicações, as amended, the law which regulates the telecommunications industry in Brazil;

•	“Global Telecom” or “GT” are to Global Telecom S.A., formerly a Vivo subsidiary before Vivo’s corporate restructuring;

•	“IASB” are to International Accounting Standards Board;

•	“IBGE” are to Instituto Brasileiro de Geografia e Estatística, the Brazilian Institute of Geography and Statistics;

•	“IFRS” are to International Financial Reporting Standards, as issued by the IASB;

•	“IOF” are to Imposto sobre Operações de Crédito, Câmbio e Seguros, or tax on credit, exchange and insurance;

•	“IPCA” are to Índice Nacional de Preços ao Consumidor Amplo, the consumer price index, published by the IBGE;

•	“IST” are to Índice Setorial de Telecomunicações, the inflation index of the telecommunications sector;

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

•
“Vivo” are to Vivo S.A., a wholly owned subsidiary of Telefônica Brasil, that conducts cellular operations including SMP (as defined in the “Glossary of Telecommunication Terms”), in the following areas:

•	“Areas 1 and 2,” the state of São Paulo (operations previously provided by TELESP Celular);

•	“Area 3,” the states of Rio de Janeiro and Espírito Santo (operations previously provided by Telerj Celular S.A., or Telerj, and Telest Celular S.A., or Telest);

•	“Area 4,” the state of Minas Gerais;

•	“Area 5,” the states of Paraná and Santa Catarina (operations previously provided by Global Telecom);

•	“Area 6,” the state of Rio Grande do Sul (operations previously provided by Celular CRT);

•
“Areas 7 and 8,” the central western and northern regions, including the states of Goiás, Tocantins, Mato Grosso, Mato Grosso do Sul, Rondônia, Acre, Amapá, Amazonas, Maranhão, Pará and Roraima and in the Federal District (operations previously provided by Telegoias Celular S.A., or Telegoias, Telemat Celular S.A., or Telemat, Telems Celular S.A., or Telems, Teleron Celular S.A., or Teleron, Teleacre Celular S.A., or Teleacre, Norte Brasil Telecom S.A., or NBT and TCO);

•	“Area 9,” the states of Bahia and Sergipe (operations previously provided by Telebahia Celular S.A., or Telebahia, and Telergipe Celular S.A., or Telergipe); and

•	“Area 10,” the states of Pernambuco, Alagoas, Paraíba, Rio Grande do Norte, Ceará and Piauí.

•	“Vivo Participações” are to Vivo Participações S.A. (formerly TCP) and its consolidated subsidiaries (unless the context otherwise requires); and

•	“Vivo brand” are to the brand used in Brazil in the operations of Telefônica Brasil;

Unless otherwise specified, data relating to the Brazilian telecommunications industry included in this annual report were obtained from ANATEL.

The “Glossary of Telecommunications Terms” that begins on page 134 provides the definition of certain technical terms used in this annual report.

On October 3, 2011, our shareholders approved the merger of Vivo Participações with and into us and the change of our corporate name from Telecomunicações de São Paulo S.A. – TELESP to Telefônica Brasil S.A.

As a result of such name change, the trade codes for our shares were also changed as of October 6, 2011 (inclusive), from TLPP3, for the common shares and TLPP4, for the preferred shares to VIVT3 and VIVT4, respectively, with the subsequent change of trading name to TELEF BRAZIL. The trade code for the ADRs, VIV, on New York Stock Exchange was not changed.

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

Forward-looking information involves risks and uncertainties that could significantly affect expected results. The risks and uncertainties include, but are not limited to:

•	the short history of our operations as an independent, private-sector, entity and the ongoing introduction of greater competition to the Brazilian telecommunications sector;

•	the cost and availability of financing;

•	uncertainties relating to political and economic conditions in Brazil as well as those of other emerging markets;

•	inflation, interest rate and exchange rate risks;

•	the Brazilian government’s telecommunications policy;

v

•	the Brazilian government’s tax policy;

•	the Brazilian government’s political instability; and

•	the adverse determination of disputes under litigation.

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

PRESENTATION OF FINANCIAL INFORMATION

We maintain our books and records in reais. We prepared our consolidated financial statements included in this annual report in accordance with International Financial Reporting Standards or IFRS.

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

Our financial statements prepared in accordance with IFRS were those as of and for the year ended December 31, 2012, December 31, 2011 and December 31, 2010 which were filed with the CVM, the local securities regulator in Brazil and made publicly available. The selected financial information for the Company included in “Item 3. Key Information—A. Selected Financial Data” should be read in conjunction with, and is qualified in its entirety by, the our financial statements and “Item 5. Operating and Financial Review and Prospects” appearing elsewhere in this annual report.

The consolidated financial statements as of December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012 are in compliance with the IFRS, as issued by the International Accounting Standards Board (IASB) and also with the pronouncements, interpretations and guidance issued by Accounting Standards Committee (Comitê de Pronunciamentos Contábeis – “CPC”) in place on December 31, 2012, which include the new pronouncements, interpretations and amendments issued by the IASB and IFRIC which entered into force as of January 1, 2012.

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

Results of Vivo Participações and Vivo are consolidated into our financial statements for nine months in 2011 and for the full year ended December 31, 2012, consequently our results of operations for the years ended December 31, 2011 and 2010 are not comparable with our results of operations for the year ended December 31, 2012.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The selected financial data presented below should be read in conjunction with our consolidated financial statements, including the notes thereto included elsewhere in this annual report. Our consolidated financial statements included herein as of and for the years ended December 31, 2012, 2011 and 2010 have been audited by Ernst & Young Terco Auditores Independentes S.S. The report of Ernst & Young Terco Auditores Independentes S.S. on the consolidated financial statements appears elsewhere in this annual report.

On March 25, 2011, the boards of directors of Vivo Participações, our former subsidiary, and Telefônica Brasil approved the terms and conditions of the corporate restructuring of both companies, which was approved unanimously by the shareholders of both companies on April 27, 2011.

The transaction consisted of the unification of the share base of fixed and mobile operators of the Telefônica group in Brazil through the merger of all shares of Vivo Participações into Telefônica Brasil, with Telefônica Brasil as the surviving entity. Telefônica Brasil exchanged each share of Vivo Participações held by shareholders of Vivo Participações for shares of Telefônica Brasil. The exchange of shares of Vivo Participações for shares of Telefônica Brasil was based on the exchange ratio of 1.55 shares of Telefônica Brasil for each share of Vivo Participações. Upon closing of the merger and the share exchange, Vivo remained our wholly owned direct subsidiary. The Company assessed the fair value of the assets acquired and the liabilities assumed from Vivo Participações as of March 31, 2011 for purposes of applying the acquisition method to the transaction as a business combination  we consolidated and included Vivo Participações in our results of operations as of April 1, 2011.

On April 27, 2011, we acquired 100% of Vivo Participações, for a total of R$31.2 billion. See Note 1 and Note 4 to our consolidated financial statements. Our consolidated financial statements include Vivo Participações and Vivo as of April 1, 2011 through the full consolidation method. Because Vivo Participações and Vivo are consolidated into our financial statements for nine months in 2011 and for the full year ended December 31, 2012, our results of operations for the years ended December 31, 2011 and 2010 are not comparable with our results of operations for the year ended December 31, 2012.

The following tables present a summary of our selected financial data at the dates and for each of the periods indicated. You should read the following information together with our audited consolidated financial statements and the notes thereto included elsewhere in this annual report and with “Item 5. Operating and Financial Review and Prospects.”

	Year ended December 31,
Income Statement Data:	2012	2011	2010	2009
IFRS	(in millions of reais, except for share and per share data)
Net operating revenue	33,931	29,129	15,798	15,852
Cost of goods and services	(16,564)	(15,040)	(8,845)	(9,236)
Gross profit	17,367	14,089	6,953	6,616
Operating expenses, net	(10,155)	(8,292)	(3,391)	(3,221)
Equity in earnings (losses) of associates	-	–	3	19
Operating income before financial expense, net	7,212	5,797	3,565	3,414
Financial expense, net	(291)	(140)	(121)	(189)
Income before tax and social contribution	6,921	5,657	3,444	3,225
Income tax and social contribution	(2,469)	(1,295)	(1,046)	(1,021)
Net Income	4,452	4,362	2,398	2,204

	Year ended December 31,
Income Statement Data:	2012	2011	2010	2009
Attributable to:
Controlling shareholders	4,453	4,355	2,398	2,204
Non-controlling shareholders	(1)	7	–	–
Basic and diluted earnings per share:
Common Shares	3.72	4.40	4.45	4.08
Preferred Shares	4.09	4.84	4.89	4.49
Cash Dividends per share in reais, net of withholding tax:
Common Shares	2.57	4.78	3.62	2.56
Preferred Shares	2.82	5.26	3.98	2.81

	As of December 31,
Balance Sheet Data:	2012	2011	2010	2009
IFRS	(in millions of reais, except where indicated)
Property, plant and equipment, net	17,611	17,154	10,201	9,672
Total assets	70,255	65,490	19,966	20,643
Loans and financing—current portion	1,255	988	420	1,768
Loans and financing—noncurrent portion	3,756	3,959	1,405	1,752
Shareholders’ equity	44,681	43,331	11,667	11,300
Attributable to:
Controlling shareholders	44,681	43,326	11,667	—
Noncontrolling shareholders	—	5	—	—
Capital stock	37,798	37,798	6,575	6,575
Number of shares outstanding (in thousands)	1,123,269	1,123,884	505,841	505,841

	Year ended December 31,
Cash Flow Data:	2012	2011	2010	2009
IFRS	(in millions of reais, except where indicated)
Operating activities:
Net cash provided by operations	9,733	8,141	4,532	4,449
Investing activities:
Net cash used in investing activities	(3,397)	(2,029)	(1,658)	(2,296)
Financing activities:
Net cash used in financing activities	(2,080)	(4,729)	(3,594)	(1,618)
Increase (decrease) in cash and cash equivalents	4,256	1,383	(720)	536
Cash and cash equivalents at beginning of year	2,940	1,557	2,277	1,741
Cash and cash equivalents at end of year	7,196	2,940	1,557	2,277

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

Since 1999, the Central Bank has allowed the real/U.S. dollar exchange rate to float freely, and, since that time, the real/U.S. dollar exchange rate has fluctuated considerably.  The real depreciated against the U.S. dollar by 15.7% in 2001 and 34.3% in 2002. Although the real appreciated by 22.3%, 8.8%, 13.4%, 9.5% and 20.7% against the U.S. dollar in 2003, 2004, 2005, 2006 and 2007, respectively, in 2008, as a result of the international financial and economic crisis, the real depreciated against the U.S. dollar by 24.0%.  In 2009 and 2010, the real appreciated against the U.S. dollar by 25.5% and 4.3%, respectively.  In 2011, the real depreciated by 4.8% against the U.S. dollar.  On December 31, 2011, the year-end real/U.S. dollar exchange rate was R$1.8758 per U.S.$1.00. In 2012, the real depreciated a further 8.94% against the U.S. dollar.  On December 31, 2012, the year-end real/U.S. dollar exchange rate was R$2.0429 per U.S. $1.00.

In the past, the Brazilian government has implemented various economic plans and utilized a number of exchange rate policies, including sudden devaluations, periodic mini-devaluations during which the frequency of adjustments ranged from a daily to a monthly basis, floating exchange rate systems, exchange controls and dual exchange rate markets.  We cannot predict whether the Central Bank or the Brazilian government will continue to let the real float freely or intervene in the exchange rate market by returning to a currency band system or otherwise.  The real may depreciate or appreciate substantially against the U.S. dollar.

The following tables set forth the exchange rate (rounded to the nearest tenth of a cent), expressed in reais per U.S. dollar (R$/US$) for the periods indicated, as reported by the Central Bank.

	Exchange Rate of R$ per US$
Year ended December 31,	Low	High	Average(1)	Year-End
2008	1.559	2.500	1.833	2.337
2009	1.741	2.378	1.990	1.741
2010	1.655	1.880	1.759	1.665
2011	1.535	1.902	1.671	1.876
2012	1.702	2.112	1.959	2.044

Source: Central Bank of Brazil, PTAX.

(1)	Represents the average of the exchange rates (PTAX) on the last day of each month during the relevant period.

	Exchange Rate of R$ per US$
Month	Low	High	Average(2)	Month-End
September 2012	2.014	2.039	2.027	2.031
October 2012	2.022	2.038	2.030	2.031
November 2012	2.031	2.107	2.069	2.107
December 2012	2.044	2.112	2.078	2.044
January 2013	1.988	2.047	2.018	1.988
February 2013	1.957	1.989	1.973	1.975
March 2013 (through March 19)	1.953	1.987	1.970	1.983

Source: Central Bank of Brazil, PTAX.

(2)	Represents the average of the exchange rates (PTAX) of the lowest and highest rates in the month.

On March 19, 2013, the exchange rate was R$1.983 to US$1.00. The real/dollar exchange rate fluctuates and, therefore, the exchange rate at March 19, 2013 may not be indicative of future exchange rates.

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

Political crisis in Brazil may affect the confidence of investors and the public in general, as well as the development of the economy. Political crises may have an adverse impact on the Brazilian economy, our business, financial condition, results of operations and the market price of our preferred shares and ADSs.

Inflation and government efforts to curb inflation may contribute to economic uncertainty in Brazil, adversely affecting our business and results of operations.

Brazil has historically experienced high rates of inflation. Inflation and certain government’s measures taken in the attempt to curb inflation have had significant negative effects on the Brazilian economy. In 2012, inflation measured by the Consumer Price Index (Índice de Preços ao Consumidor), or IPCA, reached 5.8%, below the upper limit established by the CMN, of 6.5%, but above the central inflation target of 4.5%. In 2013, the Brazilian monetary policy will continue to use the IPCA as a reference for the inflation target. The inflation target for 2013 is set at 4.5%, similar to 2012. If inflation rises beyond this target, the basic interest rates may also rise, directly affecting the cost of our debt and indirectly reducing the demand for products and services related to telecommunications. In 2013, factors that may adversely affect consumer inflation are, among others, the international commodities prices, the impact of buoyant domestic economic activity on domestic prices and the indexation of prices and tariffs.

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

The fee rate increase authorized by ANATEL, which references the IST, is reduced by a factor of productivity and applied cumulatively after a period of 12 months. This may cause increases in costs and salaries above and below our revenues, with adverse impacts on our profitability. Increases in interest rates may have a material adverse effect on our business.

The Monetary Policy Committee of the Brazilian Central Bank (Comitê de Política Monetária do Banco Central do Brasil), or COPOM, sets the target of the basic interest rate for the Brazilian financial system based on an expectation of convergence between the future inflation rate and the central inflation target. On December 31, 2012, the basic interest rate was 7.25% per year, compared to 11% per year on December 31, 2011. Further increases in the basic interest rate may occur throughout 2013 with adverse effects on our business. According to current market consensus, inflation measured by the IPCA will be higher than the established inflation target of 4.50% for 2013. As a result, the Central Bank may increase the SELIC rate (the Central Bank’s overnight rate) in 2013 to align inflation with the inflation target, which may adversely affect our business.

Fluctuations in exchange rates may adversely affect our ability to meet liabilities denominated or linked to foreign currencies or reduce our income in foreign currency, and may have a material adverse effect on the market value of our preferred shares and ADSs.

The exchange rate between the U.S. dollar and the Brazilian real has experienced significant fluctuations in recent years. Between 2000 and 2003, the real was devalued 67% against the U.S. dollar and gained 40% between 2004 and 2010, considering the annual average exchange rates. Between 2001 and 2012, the real appreciated by 11.9 % against the U.S. dollar.

As of December 31, 2012, 19.9 % of our R$ 7.97 billion total financial debt was denominated in U.S. dollars and UMBNDES. As of December 31, 2012, we had currency hedges in place to cover all of our financial foreign currency-denominated bank debt.

Part of the costs relating to our network infrastructure and services provided by outside vendors is payable or linked to payment by us in U.S. dollars. By contrast, our revenue is generated in reais, except income derived from hedging transactions, international long-distance interconnection and services to customers outside of Brazil.

To the extent that the value of the real decreases relative to the U.S. dollar or the euro, our commitments linked to fluctuations in exchange rates or payable in foreign currencies become more expensive. In return, our accounts receivable denominated in foreign currencies appreciate, which could adversely affect our revenue and expenses.

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

Brazilian law allows that, whenever there is a significant imbalance in Brazil’s balance of payments or a significant possibility that such imbalance will exist, the Brazilian government may impose temporary restrictions on capital outflows. Such restrictions could hinder or prevent the holders of our preferred shares or the custodian of our shares in Brazil, Citibank N.A. (acting as the agent for the depositary), from remitting dividends abroad. The Brazilian government imposed restrictions on capital outflows for a six-month period at the end of 1989. If similar restrictions are introduced in the future, they would likely have an adverse effect on the market price of our preferred shares and ADSs.

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

Brazil’s telecommunications regulatory framework is continuously evolving. The interpretation and enforcement of regulations, the assessment of compliance with regulations and the flexibility of regulatory authorities are all marked by uncertainty. We operate under authorization from the Brazilian government, and our ability to retain this authorization is a precondition to our success. However, because of the regulatory framework, we cannot provide assurances that ANATEL will not adversely modify the terms of our authorization. Furthermore, according to the terms of our operating authorizations, we are obligated to meet certain requirements and to maintain minimum quality, coverage and service standards. Failure by us to comply with these requirements may result in the imposition of fines or other government actions, including the termination of our operating authorizations. Any partial or total revocation of any of our operating authorizations would have a material adverse effect on our business, financial condition, revenues, results of operations and prospects. In recent years, ANATEL has also been reviewing and introducing changes in the applicable regulation, especially regarding the interconnection fees among telecommunications service providers in Brazil. Interconnection fees, which are fees charged by telecommunications service providers to each other to interconnect to each other’s networks, are an important part of our revenue base. To the extent that changes to the rules governing interconnection fees reduce the amount of interconnection fees we are able to collect, our businesses, financial conditions, revenues, results of operations and prospects could be materially adversely affected.

Therefore, our businesses, results of operations, revenues and financial conditions could be negatively affected by the actions of the Brazilian authorities, including, in particular, the following:

•	the introduction of new or stricter operational and/or service requirements;

•	the granting of operating licenses in our areas;

•	delays in the granting of, or the failure to grant, approvals for rate increases; and

•	antitrust limitations imposed by ANATEL and CADE.

Our concession may be terminated by the Brazilian government under certain circumstances.

We operate our business under a concession granted by the Brazilian government. According to the terms of the concession, we are obligated to meet certain universal service requirements and to maintain minimum quality and service standards. For example, ANATEL requires that we satisfy certain conditions with respect to, among other things, expansion of our network to provide public pay-phone service for all locations with populations in excess of 100, expansion of our network to provide private individual telephone service for all locations with populations in excess of 300, and, with respect to quality of service, targets for the number of call completions. Our ability to satisfy these terms and conditions, as well as others, may be affected by factors beyond our control. Our failure to comply with the requirements of our concession may result in the imposition of fines up to R$50.0 million or other government actions, including the termination of our concession. Any partial or total revocation of our concession would have a material adverse effect on our financial condition and results of operations. Moreover, the concession agreements establish that all assets owned by the company and which are indispensable to the provision of the services described in such agreements are considered reversible assets and are deemed to be part of the concession assets. The assets will be automatically returned to ANATEL upon expiration of the concession agreements, according to the regulation in force at that time. On December 31, 2012, the net book value of reversible assets is estimated at R$6.7 billion, which is comprised of switching and transmission equipment and public use terminals, external network equipment, energy equipment and system and operation support equipment.

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

Some of the main telecommunication groups in Brazil went through a series mergers and acquisitions in 2012. In December 2011, Sky Brasil (a Brazilian subsidiary of DirecTV), announced the purchase of Acom Comunicações, a Brazilian television and internet company, which was approved by regulators in 2012. Along with the acquisition of Acom, Sky Brasil also acquired grants to operate new 4G spectrum areas in June 2012.

In May 2012, entrepreneur George Soros acquired Sunrise Telecomunicações, a Brazilian pay-TV provider that is now expanding into mobile services. Sunrise Telecomunicações spent US$9.3 million to acquire two 4G spectrum licenses covering 134 cities in the state of São Paulo.  Furthermore, during the last quarter of 2012, Vivendi S.A. decided to sell Global Village Telecom or GVT as part of a review of its business portfolio in the telecommunications industry, including videogames and music. GVT currently sells phone, video and broadband services in 120 cities in Brazil. On March 14, 2013 Vivendi decided to stop de process to sell GVT.

Mergers and acquisitions may change the market dynamic, cause competitive pressure and force small competitors to find partners and may impact our business, in terms of operations, financial condition, marketing strategies and offering of products and promotions.

We face increasing competition from telecom service providers.

The telecommunication industry in Brazil is growing rapidly, partly as a result of increased competition.  Our competitors have been using aggressive promotion techniques to increase their client base and, as a result, market share.  New marketing strategies stimulate clients to increase their voice and data usage, by offering unlimited network-to-network minutes and daily and prepaid data options.  While in 2012 there has been an increase in growth of our mobile client base, there has been a decrease in the number of fixed services added.

Further, in 2012 there has also been an increase in competition regulation aimed at stimulating competition, increasing the adoption of services and reinforcing the quality of services delivered.

Brazilian antitrust regulation is based on Law No. 12,529 of November 30, 2011, which generally prohibits any practice or transactions aimed at restricting free competition, dominating the relevant market of goods or services, arbitrarily increasing profits, or abusively exercising a dominant market position. The new antitrust law has altered several practices in Brazil; particularly, it established a pre-merger notification regime with a new turnover thresholds and extended the maximum period for merger review procedures to 330 days from 240 days. We cannot continue to expand our growth through acquisition of other service providers given the antitrust objections of ANATEL along with the fact that we currently already render SMP service all over the country. Consolidation of other competitors in the telecommunications market will increase the competitive pressure on us due to the increase in their economies of scale and reduction of operational costs, and we may be unable to respond adequately to pricing pressures resulting from consolidation, which would adversely affect our business, financial condition and results of operations.

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

ANATEL also issued Regulation No. 460/2007 regarding Number Portability, implementing and developing fixed and wireless Number Portability in Brazil effective as of March 2009, with most costs being borne by the operators. For SMP, Number Portability is applied for wireless codes of access of the same registration area. As of December 2011, there were 242.2 million cell phones in Brazil. From the period beginning in September 2008, when Number Portability became effective, until December 31, 2012, over 3.1 million users had transferred out of, and another 3.1 million users had transferred into, our subsidiaries as their mobile operator. For fixed service operators, Number Portability is applied for fixed codes of access of the same local area. There can be no assurance that this regulation will not have material adverse effects on the results of our operations.

On July 18, 2012, Vivo was notified by ANATEL that it would be required to present an improvement plan, subject to ANATEL’s approval, for the improvement of SMP services provided.  The plan is aimed to improve services, in particular: (1) call completions; (2) service interruptions; and (3) user satisfaction. Our competitors were also required to present their own improvement plans to ANATEL. Vivo presented it’s improvement plan to ANATEL and received approval on September 10, 2012.

We cannot predict whether the current regulatory regime will remain in place or whether any future regulatory change or requirements will have an adverse effect on our results of operations. We cannot assure you that our service plan will continue to be approved by ANATEL or that the interconnection rates we negotiated will be upheld or that future negotiations will be as favorable as those that were previously set by ANATEL. If the readjustments that we negotiated are cancelled or if freely negotiated interconnection fees in the future are less favorable to us, our business, financial condition, revenues, results of operations and prospects will be adversely affected.

If the inflation adjustment index currently applied to our prices is changed, the new index may not adequately reflect the true effect of inflation on our prices, which could adversely affect our results of operations.

The Brazilian government currently uses the General Price Index, or the IGP-DI (the Índice Geral de Preços Disponibilidade Interna), an inflation index developed by the Fundação Getúlio Vargas, a private Brazilian economic organization, in connection with the prices charged in the wireless telecommunications industry. ANATEL regulates the telecommunication industry based on an economic cost model that analyzes companies’ total costs based on a theoretical company’s costs and other factors. In connection with this model, the Brazilian government used a different inflation adjustment mechanism, the IST index. Under Resolution No. 438/2006, ANATEL will determine the reference cost of using mobile networks (RVU-M) for SMP providers who have significant market power, which will be used in the arbitration case by ANATEL to determine the VU-M fee.  In addition, Resolution No. 600/2012, determined that RVU-M, which is calculated based on a cost model, will go into effect on February 24, 2016.  As a result, we expect there to be a decrease in 2014 of 75% of VU-M, in effect on December 31, 2013 and in 2015 of 50% of the VU-M. The inflation adjustment of the RVU-M value uses the IST index. In the auctions by SMP of new radio frequency bands, ANATEL has been using the IST index for determining the value of the installments to be paid for the licenses. If this new inflation adjustment mechanism, or any other mechanism chosen by the Brazilian government in the future, does not adequately reflect the true effect of inflation on our prices, our results of operations could be adversely affected.

ANATEL’s new regulation regarding interconnection and network usage fees could have an adverse effect on our results.

We are regulated by ANATEL, which issues new regulations ever year affecting many of our areas of operations. Such new regulations could have an adverse effect on our results of operations because: (1) our interconnection charges could drop significantly, thereby reducing our revenues; (2) ANATEL may allow more favorable prices for economic groups without significant market power; (3) the prices we charge in some regions in which we operate are higher than those in certain other regions, and consolidation of those prices, competitive pressures and other factors would reduce our average prices and thereby reduce our revenues; (4) the granting of new licenses may increase competition in our area from other operators, which could adversely affect our market share, thereby reducing our revenues; (5) the inclusion in the calculation of operating profits the remuneration received for the use of the SMP network will increase the cost of renewing licenses; and (6) in ANATEL’s general plan of updating the telecommunications regulation, ANATEL targets several areas of vital importance for the mobile telecommunications business, such as regulation to improve the quality of services that can cause the rise of operational costs, regulation of the virtual mobile operation (MVNO) that can cause an increase in competitive pressure, regulation against significant market power (“Poder de Mercado Significativo–PMS”) arising from VU-M fee unification among SMP providers of the same economic group having significant market power, that can reduce our revenues, and regulation of multimedia communication (SCM), that can cause an increase in competitive pressure. For a detailed description of the regulations issued by ANATEL and their impact on our business, see “Item 4B. Business Overview—Regulation of the Brazilian Telecommunications Industry.”

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

In August 2010, ANATEL established a new policy regulating the 2.5 GHz spectrum, which requires MMDS (Multichannel Multipoint Distribution Service) companies, including us, to return, by 2013, a significant portion of the spectrum we currently own and to offer cable TV on a primary basis.

On June 12 and 13, 2012, ANATEL held a public bidding for 273 4G lots in the 2,500 to 2,690MHz frequencies.  We acquired the “X” band, with a nationwide coverage, for R$1.05 billion.  Given the rules of the public bidding process, which limited the total spectrum each service provider could hold within this frequency, we agreed to relinquish bands “P,” “T” and “U.” used for MMDS services within 18 months of obtaining the “X” band. Sky and TIM will have preferred rights for the acquisition of the “T” and “U” and for the “P” bands, respectively in the cities of Curitiba and Rio de Janeiro and Oi will have preferred rights for the acquisition of the “P” band in the cities of São Paulo and Porto Alegre.

In order to meet the coverage requirements in the 2.5 GHz frequency, cities will have the services available according to the following timetable:

•	by April 30, 2013: cities that will be host to the Confederation Cup in 2013

•	by December 31, 2013: host and sub-host cities to the World cup in 2014;

•	by May 31, 2014: state capitals, the Federal District and cities with over 500,000 residents;

•	by December 31, 2015: cities with over 200,000 residents;

•	by December 31, 2016: cities with over 100,000 residents;

•	by December 31, 2017: cities with between 30,000 and 100,000 residents; and

•	by December 31, 2019: cities with fewer than 30,000

ANATEL also held a public bidding for the 450 MHz frequency, in order to meet voice and data demand with mobile technology in rural areas.  In the absence of interested participants, those granted rights under the 4G bid were required to take over the infrastructure set up in rural areas, which will be regulated in 2013 according to the frequency acquired.

Under band “X,” which we acquired in the bidding process, we will be required to provide infrastructure in rural areas in the states of Alagoas, Ceará, Minas Gerais, Paraíba, Pernambuco, Piauí, Rio Grande do Norte, Sergipe, and countryside of São Paulo, for a total of 2,556 municipalities.  The timetable for providing infrastructure in the rural areas requires that 30% of municipalities have infrastructure set up by June 2014, 60% by December 2014 and 100% by December 2015, with a transmission rate of 256Kbps and by December 31, 2017, all of these municipalities will be expected to have 1Mbps.  Service providers will be allowed to use other frequencies previously granted to it to meet these requirements.

After receiving the ANATEL study on the occupation of the 700 MHz frequency, published in early January 2013, the communications minister, published Ordinance No. 14, with guidelines for accelerated access to the Brazilian System of Digital Terrestrial Television - SBTVD-T and to broaden the availability of the radio frequency spectrum for meeting the goals set forth by the National Broadband - PNBL.  The ordinance also establishes that the FCC develop a proposal to regulate use of the band. The proposal will be put to public consultation, giving conditions for the bidding possibly occur in the second semester of 2013.

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

The telecom industry, including us, may be harmed by restrictions regarding the installation of new antennas for mobile services.

Currently, there are approximately 250 municipal laws that restrict the installation of new antennas for mobile service, which has been a barrier to the expansion of mobile networks.  Those laws are meant to regulate issues related to urban aspects and the alleged effects of the radiation and radiofrequencies of the antennas. There are initiatives for the approval of a federal law establishing new guidelines to create a consolidated plan for the installation of antennas, however as long as the municipal laws remain unchanged, we will continue to run the risk of having limited quality of service in certain areas and may be unable to meet the quality and coverage targets provided for in regulations and service agreements with ANATEL.

The installation of additional antennas is also limited as a result of media and other reports, which have suggested that radio frequency emissions from base stations may cause health problems. These concerns could have an adverse effect on the wireless communications industry and, possibly, expose wireless providers, including us, to litigation. According to the World Health Organization (WHO), there is no evidence in the latest medical research that shows any relationship between radio frequency emissions of base stations and health concerns. However, expansion of our network may be affected by perceived risks if we experience problems in finding new sites, which in turn may delay expansion and may affect the quality of our services. On July 2, 2002, ANATEL published Resolution No. 303 that limits emission and exposure for fields with frequencies between 9 kHz and 300 GHz. In addition, the Brazilian government developed specific legislation for the deployment of radio frequency transmission stations that supersedes the existing state and municipal laws. In May 2009, the Brazilian government published Law No. 11934/2009 that limits the exposure for fields with frequencies up to 300 GHz. The new law uses the exposition limits determined by the International Commission on Non-Ionizing Radiation Protection (ICNIRP) and recommended by the WHO.

In May 2011, the specialized body of the WHO for research on cancer (IARC) classified electromagnetic fields of mobile telephony as “possibly carcinogenic,” a classification which also includes products such as coffee and pickled foods. The WHO subsequently indicated, in fact sheet no. 193, published in June 2011, that to date it cannot be confirmed that the use of a mobile telephone has adverse effects on health, although it also announced that in 2012 an official assessment of this risk will be conducted, taking into account all scientific evidence available.

New laws may create additional transmission regulations, which in turn, could have an adverse effect on our business.  Also, health concerns may affect our ability to capture or retain customers, may discourage the use of the mobile telephone and may result in the adoption of new measures by governments or any other regulatory interventions, any of which could materially and adversely affect our business, results of operations and financial condition.

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

For IFRS purposes, we are required to test our goodwill for impairment at least annually. The excess of the book value of a company over its market value may indicate that impairment exists. This impairment test is described in Note 3 to our audited consolidated financial statements. The Company has substantial goodwill with a carrying value of R$10.2 billion as of December 31, 2012. It is possible that we may be required to record impairment charges relating to our goodwill in future periods, and this would have an adverse effect on our results of operations.

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

We are organized under the laws of Brazil, and all of our executive officers and our independent public accountants reside or are based in Brazil. Also, eight of our fifteen directors reside or are based in Brazil. Substantially all of our assets and those of these other persons are located in Brazil. As a result, it may not be possible for holders of the ADSs to effect service of process upon us or these other persons within the United States or other jurisdictions outside Brazil or to enforce against us or these other persons judgments obtained in the United States or other jurisdictions outside Brazil. Because judgments of U.S. courts for civil liabilities based upon the U.S. federal securities laws may only be enforced in Brazil if certain conditions are met, holders may face greater difficulties in protecting their interests due to actions by us, our directors or executive officers than would shareholders of a U.S. corporation.

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

The ADSs benefit from the certificate of foreign capital registration, which permits Citibank N.A., as depositary, to convert dividends and other distributions with respect to preferred shares into foreign currency, and to remit the proceeds abroad. Holders of ADSs who exchange their ADSs for preferred shares will then be entitled to rely on the depositary’s certificate of foreign capital registration for five business days from the date of exchange. Thereafter, they will not be able to remit non-Brazilian currency abroad unless they obtain their own certificate of foreign capital registration, or unless they qualify under Resolution No. 2,689 of the Central Bank of Brazil, dated January 26, 2000 and issued by BACEN, which entitles certain investors to buy and sell shares on Brazilian stock exchanges without obtaining separate certificates of registration.

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

Telefónica S.A., or Telefónica, our principal shareholder, currently owns directly and indirectly approximately 91.76% of our voting shares and 73.81% of our total capital. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.” As a result of its share ownership, Telefónica has the power to control us and our subsidiaries, including the power to elect our directors and officers and to determine the outcome of any action requiring shareholder approval, including corporate reorganizations and the timing and payment of our dividends. Given this degree of control over our company, circumstances could arise under which the interests of Telefónica could be deemed to be in conflict with the interests of our other shareholders.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

General

We were incorporated on May 22, 1998, as a corporation (sociedade anônima) organized under the laws of the Federative Republic of Brazil, as a result of the restructuring and privatization of Telebrás, discussed below. We are incorporated under the name Telefônica Brasil S.A. (and, before our merger with Vivo Participações on October 3, 2011, under the name Telecomunicações de São Paulo S.A. – TELESP).

We are registered with the CVM as a publicly held company and our stock is traded on the BM&FBOVESPA under the symbol “VIVT3” (formerly TLPP3) for common shares and “VIVT4” (formerly TLPP4) for preferred shares. We are also registered with the SEC in the United States and our ADSs are traded on the New York Stock Exchange, or the NYSE under the symbol “VIV” (formerly TSP). Our headquarters are located at Avenida Engenheiro Luis Carlos Berrini, 1376, 04571-936, São Paulo, SP, Brasil. Our telephone number is 55-11-3430-8901 and our website is www.telefonica.com.br/ir. The information on our website is not part of this annual report on Form 20-F.

As of December 31, 2012, we had 381,335,671 outstanding common shares, with no par value per share, and 741,933,573 preferred shares, with no par value per share. Our shareholders’ equity was in the amount of R$44.7 billion as presented under IFRS.

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

In addition to the services that we provide under the concession agreements of 1998, we also provide international and interregional long-distance services, as permitted under Act No. 23,395 of March 1, 2002, pursuant to which ANATEL also acknowledged the completion of our network expansion and achievement of universal service targets as of September 30, 2001.

We also provide multimedia communication services (serviços de comunicação multimedia), or SCM, such as audio, data, voice and other sounds, images, texts and other information. ANATEL granted the SCM license with Act No. 33,791 of February 14, 2003, which authorized the rendering of the service in all of the state of São Paulo, except for Sector 33.

On March 14, 2007, ANATEL conceded to A. TELECOM S.A., one of our wholly owned subsidiaries, the license to offer Pay TV services through DTH (“Direct to the Home,” a special type of service that uses satellites for the direct distribution of television and audio signals for subscribers). We began offering Pay TV services on August 12, 2007.

On October 31, 2007, the board of ANATEL approved, from a regulatory perspective, the association between Grupo Abril and the company, which involved, among other transactions, the acquisition of all of the operations of Multichannel Multipoint Distribution Service, or MMDS, a special license that allows us to offer Pay TV and broadband services through our subsidiary Telefonica Sistemas de Televisão S.A. The transaction continues to be analyzed by ANATEL, solely with respect to antitrust matters, and is pending review by CADE.

In 2008, we pioneered the launch of Internet access through fiber optic cables (“Fiber to the Home”), or FTTH to noncommercial customers. Aside from the offer of an Internet connection with high-speed capabilities of 30 Mbps and 100 Mbps, various bundles have also been offered, including Wi-Fi, Digital TV, 2,000 minutes of local and intra-state calls, anti-virus protection, call identification, technical assistance and specific call center assistance.

On February 16, 2009, ANATEL extended the authorization for the use of the spectrum frequencies associated with the MMDS in the cities of São Paulo, Curitiba, Rio de Janeiro and Porto Alegre through 2024.

According to data regarding market share published by ANATEL, we are among the leading providers of cellular telecommunications services in Brazil, with the help of our wholly owned direct subsidiary Vivo, the leading cellular operator in Brazil. Vivo provides cellular service in the states of Acre, Alagoas, Amapá, Amazonas, Bahia, Ceará, Espírito Santo, Goiás (including the Federal District), Maranhão, Mato Grosso, Mato Grosso do Sul, Pará, Paraíba, Paraná, Pernambuco, Piauí, Rio de Janeiro, Rio Grande do Norte, Rio Grande do Sul, Rondônia, Roraima, Santa Catarina, Săo Paulo, Sergipe, Tocantins and Minas Gerais.

As of December 31, 2012, our telephone network included 10,646 thousand fixed-lines in service, 76,137 thousand mobile accesses, 3,733 thousand broadband clients and 600 thousand Pay TV clients.

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

The Spin-off of Certain Data Transmission Operations

On August 3, 2000, our wholly owned subsidiary, Telefônica Empresas S.A., was created with the corporate goal of providing Switched Package Network services, and, on January 30, 2001, the independent Brazilian corporation, Telefônica Data Brasil Holding S.A. (TDBH), was created through a shareholder-approved spin-off of the data transmission operations performed by Telefónica Empresas S.A. A merger of the company and TDBH was effective in July 2006. See “—The SCM Restructuring.”

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

On January 29, 2003, the board of directors of ANATEL granted us the authorization to provide SCM service nationwide. We may now offer voice and data services through various points of presence composed of networks and telecommunication circuits.

On July 6, 2003, mobile telephony operators started to implement a long-distance carrier selection, or CSP that enables customers to choose the long-distance carrier for each domestic long-distance call (VP2 and VP3) or international call, in accordance with the SMP rules. As a result, the company, having acknowledgment of the revenue from these long-distance services, started to pay the mobile telephony operators for the use of their networks.

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

The SCM Restructuring

On March 9, 2006, our board of directors and the boards of directors of TDBH and Telefónica Empresas S.A., a wholly owned subsidiary of TDBH (“T-Empresas” and together with us and TDBH, the “T-Companies”), approved the restructuring of the T-Companies’ SCM and data transmission activities, or the SCM Restructuring.

The terms and conditions of the SCM Restructuring are set forth in an agreement among the T-Companies dated as of March 9, 2006. The SCM Restructuring consisted of (i) the merger of TDBH into our company (the “Merger”); and (ii) the spin-off of all T-Empresas’ assets and activities except its SCM assets and activities outside Sectors 31, 32 and 34 of Region III of Annex II of the General Concession Plan (the “Spin-off”) and assets and activities related to the data center.

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

On January 31, 2008, the shareholder of Telefónica Empresas S.A., which is the company, resolved to change Telefónica Empresas S.A.’s corporate name to Telefónica Data S.A.

Agreement of Convergence, Purchase and Sale of Operations, Assets, Stock and Other Obligations with the Abril Group

On October 29, 2006, we entered into an agreement with Abril Comunicações S.A., TVA Sistema de Televisão S.A., Comercial Cabo TV São Paulo Ltda., TVA Sul Paraná Ltda., and TVA Radioenlaces Ltda. (the “Abril Group”), whereby we combined our telecommunications and broadband services with the broadband and cable services of Tevecap S.A., or TVA, the second largest Brazilian pay TV provider with operations in the states of Paraná, Rio Grande do Sul, São Paulo and Rio de Janeiro. Through this transaction, we broadened our services to meet our users’ increasing demand, combining the Abril Group’s expertise in content and media production and placement with the expertise of the Telefónica Group in the telecommunications segment.

On October 31, 2007, the board of directors of ANATEL concluded the regulatory review of the association between Grupo Abril and the company, approving the transaction, which involves (i) the acquisition of all of the operations of MMDS (Multichannel Multipoint Distribution Service) and broadband, and (ii) the acquisition of a significant stake, within the limit of the foreseen effective laws and regulations, in the cable television dealers controlled by Grupo Abril within and outside of the State of São Paulo. This decision was published on November 19, 2007. Antitrust clearance is still pending from ANATEL and CADE competition authorities.

On November 23, 2007, our shareholders ratified the Agreement, its amendments and annexes, and approved the implementation of the deal and the signing of all documents necessary for its complete formalization.

As a result of this transaction, Navytree Participações S.A., or Navytree became a wholly owned subsidiary of TELESP, and our provision of broadband services became centralized.

On June 10, 2008, our shareholders approved a change in the corporate name of Navytree to Telefônica Televisão Participações S.A., or TTP.

Corporate Reorganization involving Ajato

On October 14, 2008, Telefonica Sistema de Televisão S.A., TST and TTP purchased from Abril Comunicações S.A. all shares of Mundial Voip Telecomunicações Ltda., EPP, which had its corporate name changed to Ajato Telecomunicação Ltda., or Ajato. As a result of the merger of TTP into the company on November 11, 2008, Ajato’s shares are currently held by TST and us.

Corporate Reorganization involving DABR and TTP

On October 21, 2008, our board of directors and the shareholders of TTP and Telefônica Data Brasil Participações Ltda., or DABR approved a corporate reorganization that consisted of the merger of TTP and DABR into us.

On November 11, 2008, the merger of TTP and DABR was approved by our shareholders. As a result of this restructuring, TTP and DABR were dissolved and we assumed all the rights and obligations of TTP and DABR.

The reorganization allowed us to increase synergies, reduce managerial risk, simplify the corporate administrative structure and reduce costs, while also providing tax benefits expected to reduce TELESP’s income tax and other taxes assessed on revenue and income, thereby improving our cash flows. The reorganization and the goodwill amortization were structured so as to avoid any assumption of indebtedness by us and to minimize any negative impact on our future results.

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

Corporate Restructuring involving A.TELECOM S.A.

On December 9, 2009, our Board of Directors approved the submission to a shareholder vote of the corporate reorganization proposal consisting of the partial spin-off of A.TELECOM S.A., or A.TELECOM, and the subsequent merger of the spun-off part of A.TELECOM into us.

On December 30, 2009, A.TELECOM’s shareholders approved the spin-off of part of A.TELECOM and the subsequent merger of the spun-off part into us. On the same date, our shareholders approved the merger of the spun-off part into us.

This corporate restructuring created synergies for us and A.TELECOM providing both of us with better administrative, operating and regulatory efficiencies regarding telecommunication integrated services, thus benefiting both of us and our respective shareholders.

Corporate Restructuring involving Brasilcel

Acquisition of Brasilcel N.V. stocks by Telefónica S.A.

On July 28, 2010 Telefónica S.A. and Portugal Telecom SG SGPS, S.A. entered into an agreement for the acquisition by Telefónica of 50% of shares of Brasilcel N.V, or Brasilcel, owned by Portugal Telecom. As a result, Telefónica indirectly acquired the shares of Vivo Participações held by Portugal Telecom. Prior to this agreement, Brasilcel’s shares were held by Telefónica (50%) and by Portugal Telecom (50%) and, in 2002, it was used for the  joint venture between both shareholders to jointly hold shares and control of Vivo Participações and other mobile phone companies which were later added under Vivo Participações and in Vivo.

On December 21, 2010, Brasilcel was merged into Telefónica, which held direct and indirect stakes in Vivo Participações’ capital stock representing approximately 60%.

Due to the acquisition of control of Vivo Participações and pursuant to the terms provided for in Article 254-A of Brazilian Corporate Law and the procedures established in article 29 of CVM Instruction 361 applicable to tender offers (OPA) by sale of control, as defined by item III of article 2 of CVM Instruction 361, on February 17, 2011 Telefónica through its subsidiary SP Telecomunicações Ltda., or SPTelecom, launched a public tender offer for the shares with voting rights of Vivo Participações (common shares) held by noncontrolling interests. Those shares were acquired at 80% of the value paid by Telefónica to Portugal Telecom SG SGPS S.A., for each common share with voting rights of Vivo Participações owned by Brasilcel.

On March 18, 2011, when the public tender offers were made, SP Telecom acquired 10,634,722 common shares of Vivo Participações, representing 2.65% of its shares, resulting in the Telefonica group’s ownership of 62.1% of Vivo Participações.

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

As a result, any transaction involving us and TIM is considered an ordinary mobile network business transaction, which is regulated by ANATEL, as provided in the Act 68,276, dated October 31, 2007 and in the Act 3,804, dated July 7, 2009, both issued and published by ANATEL.

Corporate Restructuring involving Vivo Participações

On July 28, 2010, in accordance with the material fact disclosed to the public by Telefónica S.A., our controlling shareholder, Telefónica S.A. and Portugal Telecom executed a purchase agreement for the acquisition by Telefónica S.A. (directly or through any of the companies within its group) of 50% of the capital stock of Brasilcel (a company jointly owned by Telefónica and Portugal Telecom, which owns shares representing approximately 60% of the capital stock of the Brazilian company Vivo Participações).

On December 27, 2010, the company and Vivo Participações, jointly announced the approval by their respective boards of directors of a proposal for corporate restructuring involving the merger of shares of Vivo Participações into us, aiming for the consolidation of the shareholding positions of both companies.

Other than the concentration of the shareholding position herein mentioned, the purpose of the corporate restructuring was to simplify the organizational structure of the companies, both of which were publicly held companies and listed on BM&FBOVESPA and with American Depositary Receipts traded in the United States. The restructuring allowed their respective shareholders to participate in one unified company with greater liquidity and with shares traded on Brazilian and foreign stock exchanges. Moreover, the corporate restructuring provided for the rationalization of the cost structure of the two companies and facilitated the integration of businesses and the generation of synergies, thus positively impacting both companies.

The simplified organization chart below demonstrates the corporate structure of the companies before and after the implementation of this reorganization.

The corporate structure before the merger of shares is as follows:

Upon completion of this corporate restructuring, Telefónica, S.A. held the shares of the Brazilian holding companies previously held indirectly by Telefónica, S.A., through the holding of Brasilcel, N.V., as a result of a transaction implemented abroad. The merger of shares did not change the composition of the ultimate control of the companies involved.

The corporate structure after the merger is as follows:

Vivo Participações was merged into us, and the holders of the merged shares of Vivo Participações received new shares to which they were entitled in the company. In accordance with Brazilian Corporate Law, as well as the bylaws of both companies, financial advisors and specialized companies were retained for the preparation of studies regarding the transaction and the subsequent preparation of valuation reports of the companies that were used as reference for the determination of the exchange ratio of shares and the increase in capital stock resulting from the merger of shares, as well as for the purposes of article 264 of Brazilian Corporate Law regarding the exchange ratio between the shares.

The corporate restructuring was approved by ANATEL on March 24, 2011. Before the corporate restructuring, the Brazilian entities, TBS Celular Participações Ltda., Portelcom Participações S.A. and PTelecom Brasil S.A. (jointly, the “Holdings BR”), were merged into Vivo Participações. The Holdings BR had as its main asset the shares of Vivo Participações and were controlled by Brasilcel. The merger of Holdings BR did not result in any change in the number and the composition of classes of shares of Vivo Participações, and did not affect the participation of the shareholders of Vivo Participações.

Acquisition of Vivo Participações by Telefônica Brasil and corporate restructuring

In order to unify the shareholder base of the companies in our group, simplify the organizational structure, rationalize costs, integrate businesses and, consequently, generate synergies provided for in the strategy of Telefónica, on December 27, 2010, the boards of directors of Vivo Participações and Telefônica Brasil approved the terms and conditions of a restructuring, which provided for the merger of Vivo Participações into Telefônica Brasil. Following recommendations of the CVM, independent special committees were created to negotiate the exchange ratio of shares and determine the other conditions of the corporate restructuring proposal, which was later submitted along with its recommendations to the boards of directors of both companies.

The proposal was submitted to ANATEL for authorization and was approved at a meeting of the board of directors of ANATEL on March 24, 2011.

On March 25, 2011, the boards of directors of Vivo Participações and Telefônica Brasil approved the terms and conditions of the corporate restructuring, which were approved unanimously by the shareholders of the two companies on April 27, 2011.

Before the start of the corporate restructuring, the holding companies (composed of TBS Celular Participações Ltda., Portelcom Participações S.A. and Brazil PTelecom S.A.), controlled by Telefónica S.A. and whose main purpose was to hold shares of Vivo Participações, were merged into Vivo Participações as a preliminary phase for the first stage of the restructuring.

The first stage of the transaction consisted of the unification of the share base of the fixed and mobile operators of the Telefonica group in Brazil, through the merger of shares of Vivo Participações into Telefônica Brasil. Vivo Participações was merged in its entirety into Telefônica Brasil and holders of shares of Vivo Participações received the new shares of Telefônica Brasil. The exchange of shares of Vivo Participações for shares of Telefônica Brasil was based on the exchange share ratio of 1.55 shares of Telefônica Brasil for each share of Vivo Participações. This followed the recommendations of the independent special committees.

Due to the merger of Vivo Participações into us, our capital was increased by R$31.2 billion, reflecting the economic value of the shares issued as a result of the merger, based on an economic value appraisal of Vivo Participações prepared by Planconsult Consultoria Ltda., or Planconsult.

Telefónica’s strategy in the first stage of the corporate restructuring was to maximize the potential of its operations in Brazil. Therefore, Telefônica Brasil became the direct shareholder of Vivo Participações, and indirect shareholders of Vivo Through the creation of this umbrella investment structure, the noncontrolling shareholders of both companies were equally benefited by the added values generated by the combination of the telecommunications business. This is a basic movement in business so as to improve its converging market strategy, including combined mobile and fixed-line offers. This reorganization created the necessary conditions to begin the process of obtaining operational and financial synergies.

Additionally, as a consequence of this merger, on July 6, 2011, Vivo Participações filed a statement with the SEC in order to cancel the registration American Depositary Shares, or ADS, program since all its ADSs were converted into ADSs of Telefônica Brasil, plus payment currency in lieu of fractional Telefônica Brasil ADSs.  The SEC approved the deregistration on July 7, 2011.

The second and third stages of the corporate restructuring, disclosed to the market on June 15, 2011, sought to continue the simplification process of the organizational structure of the companies, so as to: (i) focus all authorizations for the rendering of SMP services (originally held by Vivo Participações and Vivo), and (ii) simplify the current corporate structure, eliminating the structure of Vivo Participações, which due to the concentration of commitments, became a holding company.

In the second stage, held on October 1, 2011, assets, rights and obligations of Vivo Participações relating to mobile operations in Minas Gerais were awarded to Vivo, a subsidiary of Vivo Participações. As a result, Vivo became the only mobile operator in the group.

After ANATEL’s approval of the third stage of corporate restructuring, on August 16, 2011, Telefônica Brasil absorbed Vivo Participações’ equity, extinguishing Vivo Participações on October 3, 2011, which simplified and rationalized our cost structures.

SMP Authorizations and Corporate Restructuring

On June 14, 2011, the board of directors of Vivo Participações approved a proposal for the merger of authorizations to provide SMP services (then owned by Vivo Participações in the State of Minas Gerais and Vivo in other Brazilian States). As a result, the operations and authorizations for the provision of SMP services were unified under Vivo. On the same date, the proposal for merger of SMP authorizations as well as for simplifying the corporate structure was filed with ANATEL. The form proposed for this simplified corporate structure was the transfer of businesses, including property, rights and obligations related to provision of SMP services, as well as the authorizations for the provision of SMP in the State of Minas Gerais held by Vivo Participações, to Vivo, which would result in Vivo being a wholly owned direct subsidiary of the company and the mobile operator group that owns the SMP authorizations in other Brazilian states. After the transfer, Vivo Participações was to become a holding company and immediately merge into us, thus simplifying and rationalizing the cost structure of the companies involve and subsequently extinguish its corporate existence. On August 16, 2011, ANATEL approved the corporate restructuring pursuant to Act. No. 5,703, published on August 18, 2011.

On September 12, 2011, in compliance with Brazilian Corporate Law, an independent firm prepared a valuation report of Vivo Participações’ net assets based on its book value as of August 31, 2011 containing part of Vivo Participações’ assets relating to the operations of SMP in the state of Minas Gerais that were transferred to Vivo and the assets of Vivo Participações merged into us. Vivo Participações’ valuation as of August 31, 2011 was R$10.3 billion.

On September 13, 2011, the board of directors of Vivo Participações approved, ad referendum of the shareholders: (i) the valuation report of Vivo Participações, containing part of the assets corresponding to the SMP operations in the State of Minas Gerais, which led to a capital increase in Vivo in the amount of R$833.0 million, through the subscription of shares of Vivo Participações; and (ii) the Protocol of Merger and Instrument of Justification of Vivo Participações into Telecomunicações de São Paulo S.A. – TELESP, for the merger of Vivo Participações into us, preceded by the transfer of commercial establishments, including the assets, rights and obligations related to provision of SMP, as well as authorizations for the provision of SMP in the state of Minas Gerais held by Vivo Participações.

On October 1, 2011, our shareholders approved the valuation report of Vivo Participações. The net assets of Vivo Participações in Minas Gerais transferred to Vivo amounted to R$833.0 million, which were used for the capital increase in Vivo through the subscription of shares by Vivo Participações, paid via the transfer of assets.

On October 3, 2011, our shareholders approved the merger of Vivo Participações into us. On the same date, we changed our name from Telecomunicações de São Paulo S.A. – TELESP to Telefônica Brasil S.A., to reflect its nationwide operations.

On October 18, 2011, ANATEL approved transfer of the authorization for the provision of SMP services in the state of Minas Gerais to Vivo.

Provision of STFC outside the state of São Paulo by Vivo

On August 18, 2011, ANATEL approved the authorization for Vivo to provide STFC services to the general public. On October 7, 2011, Vivo began providing fixed-line services through mobile technology, or FWT outside the state of São Paulo.

On August 18, 2011, ANATEL consented to the transfer of our authorization for STFC services in local, domestic long-distance and international long-distance modes outside the state of São Paulo in Regions I and II to Vivo, which authorization was published on September 8, 2011. As a result, Vivo began to offer STFC across its area, except for the state of São Paulo, using the network elements and some radio frequencies that support the provision of SMP.

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

The repurchase started on the date of the resolution, and remains effective until October 20, 2011, and acquisitions are on BM&FBOVESPA, at market prices. The Executive Board was responsible for establishing the maximum quantity of shares to be acquired, whether in a sole or a series of transactions, as well as the definition of the parameters to carry out the acquisitions, observing applicable legal limits and the established maximum number of up to 2,700,000 preferred shares and 2,900,000 common shares.

On November 5, 2012, the company announced to its shareholders and the market in general that its board of directors had approved a plan for repurchase of preferred and common shares issued by the company, without a capital reduction, to add value to shareholders. On June 30, 2012, we used a portion of our capital reserves for this repurchase, pursuant to Article 7 sections (a)-(d) of CVM Rule No.10/80.

The repurchase started on the date of the resolution, and remained effective until November 4, 2013, and acquisitions were on BM&FBOVESPA, at market prices. Our board of executive officers was responsible for establishing the maximum quantity of shares to be acquired, whether in a sole or a series of transactions, and defining the parameters used to carry out the acquisitions, observing applicable legal limits and the established maximum number of up to 24,257,777 preferred shares and 2,894,534  common shares.

Call option of the remaining shares of Lemontree and GTR-T

On June 6, 2012, the company exercised its call option in relation to (1) the remaining 71,330,508 common shares corresponding to 51% of the voting capital of Lemontree Participações S.A., or Lemontree, which holds Commercial Cabo TV São Paulo S.A., a company engaged in cable TV services in the state of São Paulo; and (2) the remaining 923,778 common shares of GTR Participações Ltda., or GTR-T, which holds 50.9% of the common shares of TVA Sul Paraná S.A., a company engaged in cable TV services outside the state of São Paulo, these shares were previously held by the Abril Group.

The call option represents the closing of the acquisition process of the remaining shares of Lemontree and GTR-T, which started with the partial exercise of the option on September 29, 2011 and the acquisition of the common shares of Lemontree, representing 49% of its voting capital.

The call option was provided for in the Private Agreement for Convergence, Purchase and Sale of Businesses, Assets, Shares and Other Covenants, entered into on October 29, 2006 between us and the Abril Group, which approved by our shareholders on November 23, 2007. The exercise of the call option was subject to the reduction or elimination of the regulatory restrictions applicable to the company, which was granted along with the revocation of the concession agreement limitations in order to have the company and its subsidiaries authorized to provide cable TV services in the same concession area as those for which it provides STFC services in the São Paulo region.

Following the exercise of the call option, Telefônica Brasil S.A. holds 100% of Lemontree and GTR-T and, indirectly, of the companies engaged in cable TV services located in São Paulo, Curitiba, Foz do Iguaçu and Florianópolis.

Corporate Structure and Ownership

Our current general corporate and shareholder structure is as follows:

ON: common shares.
PN: preferred shares.

Restructuring Telefônica Brasil’s subsidiaries

On March 15, 2012, our board of directors approved a corporate restructuring of our wholly owned subsidiaries to rationalize the provision of services rendered by these subsidiaries and the concentration of the provision of telecommunication services into a single company.

The restructuring will be implemented by a process of partial division and merger, involving only our wholly owned subsidiaries, A. TELECOM, TData, TST, Ajato and Vivo. As a result of the restructuring, value added services provided by several wholly-owned subsidiaries of the company will be unified under Telefonica Data S.A. and other telecommunications services will be unified under the company, which, as a final step to the corporate restructuring, will merge these subsidiaries. Following the merger, value added service will be provided by Telefonica Data S.A. and the company will provide other telecommunication services.

In addition to streamlining services, the corporate restructuring (now possible because of legislative changes applicable to STFC providers) aims to simplify our current organizational structure and assist the integration of business and the generation of synergies arising therefrom.

This corporate restructuring can only be implemented with consent from ANATEL. As of the date of this annual report, there is no expected date for ANATEL’s consent.

Capital Expenditures

Year ended December 31, 2012

In 2012, we invested R$6,117.1 million in projects that sustain our current annual results and competitive position in the medium-term. A significant portion of resources was allocated to allow quality growth in our services.  The investments in maintaining quality and expanding our client base represented 87% of the total amount invested by us in 2012 (excluding the purchase of new licenses).

To meet the needs of an increasingly connected society, significant investments were made to support the strong growth of our fixed and mobile data users or dedicated high speed services for our corporate clients. We continue to invest in expanding the backbone of national data transmission to meet the increase in mobile data traffic throughout the country.

The following table sets forth our capital expenditures for each year in the three-year period ended December 31, 2012.

	Year ended December 31,
Telefônica Brasil	2012	2011	2010
	(in millions of reais)
Network	3,845.8	3,381.0	2,039.7
Technology / Information Systems	562.3	612.5	266.1
Others(1)	1,709.0	1,408.0	135.6
Total capital expenditures	6,117.1	5,401.5	2,441.4

(1)
Consists primarily of free handset rentals, network construction, furniture and fixtures, office equipment and store layouts and an amount of R$811.8 million in 2011 and R$1,050.2 million in 2012 related to the acquisition of licenses.

Year ended December 31, 2011

In 2011, we invested in projects that support our current results and prepare the company for the competitive landscape in the medium-term. A significant proportion of resources were allocated to enable growth associated with the services we provide.

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

Year ended December 31, 2010

In 2010, we were focused in voice services in order to comply with ANATEL’s targets and to provide quality service for clients. Also, in order to achieve a consolidated position in the broadband market, during 2010 the focus of our capital expenditure were expanding, modernizing and upgrading our ADSL network and improving our systems and processes of customers’ relations, marketing and sales.

B.	Business Overview

The concessions granted by the Brazilian government in 1998 and renewed in 2005, with the effective date starting in January 2006, allow us to provide fixed-line telecommunications services to a region that includes most—approximately 95%—of the state of São Paulo. The portion of the state of São Paulo that is excluded from our concession represents approximately 1.5% of total lines in service and 2.2% of the state’s population. This concession is operated by CTBC Telecom.

Our concession region is Region III, which comprises 622 municipalities, including the city of São Paulo, with an aggregate population of approximately 41.3 million. Of the municipalities in Region III, 72 have a population in excess of 100,000. The city of São Paulo has a population of approximately 11 million. According to a plan established by the federal government, whereby the government granted licenses to four providers of fixed-line telecommunications services, the state of São Paulo was divided into four sectors, including Sectors 31 (our predecessor company’s area before the reorganization), 32 (the area corresponding to Ceterp before our acquisition), 33 (corresponds to the portion of the state of São Paulo that we do not service) and 34 (area corresponding to CTBC Borda do Campo before the reorganization). Through transactions that took place in November 1999 and December 2000, CTBC Borda do Campo and Ceterp merged into our company, which now holds concessions for Sectors 31, 32 and 34. Sector 33 is held by CTBC Telecom. On November 21, 2008, the Federal government combined the three sectors for which we hold concessions into a single sector, designated as Sector 31.

On May 7, 2002, we began offering international long-distance services and on July 29, 2002, we started offering interregional service. The conditions for the provision of interregional and international long-distance services outside the concession area contemplate that providers already operating services under a selection code (a two-digit code to be input by the caller as a prefix to the number dialed, representing a long-distance operator) would keep such code under the new licenses authorizing operation outside the applicable concession area. Accordingly, we continue using the provider selection code “15” that permits our callers to make calls using our services even though they are outside our concession area. All interregional and international cellular calls, whether in our concession area or that of another provider, need to dial a carrier selection code using Personal Mobile Service—SMP, through which mobile services users choose the provider for interregional and international long-distance calls, and which requires dialing our code “15” to use our services. See “—Network Services.”

Since our merger with Vivo Participações, we provide mobile telecommunications services in all of the Brazilian states and in the Federal District, representing a total of approximately 8.5 million square kilometers and a population of approximately 194 million people. Our wholly-owned subsidiary, Vivo, became a national operator when, on September, 2007, it acquired a license to operate within 6 states located in the Northeast region (Alagoas, Ceará, Pernambuco, Piauí, Paraíba and Rio Grande do Norte) and when it acquired Telemig.

According to data regarding market share published by ANATEL, we are among the leading providers of mobile telecommunication services in Brazil, through our subsidiary Vivo, the leading mobile service operator in Brazil. Vivo is a cellular operator in the states of Acre, Alagoas, Amapá, Amazonas, Bahia, Ceará, Espírito Santo, Goiás (also encompassing the area of Federal District), Maranhão, Mato Grosso, Mato Grosso do Sul, Pará, Paraíba, Paraná, Pernambuco, Piauí, Rio de Janeiro, Rio Grande do Norte, Rio Grande do Sul, Rondônia, Roraima, Santa Catarina, São Paulo, Sergipe, Tocantins and Minas Gerais.

Areas of Operation

In Areas 1 and 2, Vivo uses a frequency range known as “A,” “L” and “J” bands that covers 100% of the municipalities in its authorized areas in the state of São Paulo. On December 31, 2012, Vivo had 20.5 million mobile lines in service in these areas, which represented a 4.4% net increase from December 31, 2011, and a market share of approximately 32.5% in São Paulo.

In Area 3, Vivo uses a frequency range known as “A,” “L” and “J” bands that covers 100% of the municipalities and 100% of the population in the states of Rio de Janeiro and Espírito Santo. On December 31, 2012, Vivo had 10.4 million mobile lines in service in this area, which represented a 3.3% net increase from December 31, 2011, and a market share of approximately 37.7% in those states.

In Area 4, Vivo uses a frequency range known as “A,” “E” and “J” bands that covers 71.6% of the municipalities and 92.4% of the population in the state of Minas Gerais. On December 31, 2012, Vivo had 8.3million mobile lines in service in this area, which represented a 4.4% net increase from December 31, 2011, and a market share of approximately 32.4% in Minas Gerais.

In Area 5, Vivo uses a frequency range known as “B” band that covers 67.1% of the municipalities in the states of Paraná and Santa Catarina and 93.9% of the population of Paraná and Santa Catarina. On December 31, 2012, Vivo had 4.6million mobile lines in service in this area, which represented a 0.8% net increase from December 31, 2011, and a market share of approximately 20.1% in those states.

In Area 6, Vivo uses a frequency range known as “A,” “L” and “J” bands that covers 82.5% of the municipalities and 97.7% of the population in the state of Rio Grande do Sul. On December 31, 2012, Vivo had 6.4million mobile lines in service in this area, which represented a 5.9% net increase from December 31, 2011, and a market share of approximately 41.0% in that state.

In Areas 7 and 8, Vivo is the leading mobile operator, by number of customers, in its authorization area and uses a frequency range known as “A,” “B,” “L” and “J” bands that covers 61.2% of the municipalities in the states of Acre, Federal District, Goiás, Mato Grosso, Mato Grosso do Sul, Rondônia, Tocantins, Amazonas, Amapá, Maranhão, Pará and Roraima which covers 87.2% of the population in these states. On December 31, 2012, Vivo had 17.0 million mobile lines in service in these areas, which represented a 10.4% net increase from December 31, 2011, and a market share of approximately 34.8% in those states.

In Area 9, Vivo uses a frequency range known as “A,” “L” and “J” bands that covers 69.1% of the municipalities and 89.3% of the population in the States of Bahia and Sergipe. On December 31, 2012, Vivo had 5.9 million mobile lines in service in this area, which represented a 8.1% net increase from December 31, 2011, and a market share of approximately 29.8% in those states.

In Area 10, Vivo a frequency range known as “L” and “J” bands that covers 37.9% of the municipalities and 73.4% of the population in the States of Alagoas, Ceará, Pernambuco, Piauí, Paraíba and Rio Grande do Norte. On December 31, 2012, Vivo had 3.1 million mobile lines in service in this area, which represented a 24.1% net increase from December 31, 2011 and a market share of approximately 8.1% in those states.

On September 18, 2007, with ANATEL’s approval, Vivo acquired the “L” band lots, except for lot 16 (area of Londrina, Paraná, in Region V) and lot 20 (area of Northern Brazil in Region VIII). The “L” band comprises lots in frequency ranges 1895 to 1900 MHz and 1975 to 1980 MHz, with 5 + 5 MHz bandwidth. As a result, Vivo managed to complete its last coverage gap and will soon be operating in the entire Brazilian territory. On December 20, 2007, with ANATEL’s approval, Vivo acquired the “J” band lots with 10 + 10 MHz bandwidth, with the exception of the lots in the state of Minas Gerais then acquired by Telemig Celular and now operated by Vivo.

On December 14 and 15, 2010, Vivo acquired 23 lots in the remaining SMP band auction. Vivo acquired lots in almost all regions of Brazil, which allowed us to reach spectrum capacity of 70 Mhz or higher in all regions where we operates (excluding 23 municipalities in and around Franca in the state of São Paulo, where the spectrum is 50 Mhz).  On the same date, Vivo also acquired 23 lots in the “H” band.  As a result, Vivo improved its capacity to provide services throughout the national territory and now operates in the 900 MHz and 1,800 MHz frequencies in a broad way.

On June 12 and 13, 2012, Vivo acquired the “X” band lot in an auction held by ANATEL, for a total amount of R$1.05 billion. As a result, Vivo will enhance its ability to provide service with 4G technology in all of Brazil and will be operating in the frequency range of 2,500 MHz with band of 20 + 20 Mhz. In addition to the 2,500 MHz band, the lot also includes the 450 MHz band for the rural areas of the states of Alagoas, Ceará, Minas Gerais, Paraíba, Pernambuco, Piauí, Rio Grande do Norte, São Paulo and Sergipe.

The following table sets forth population, gross domestic product, or GDP, and per capita income statistics for each state in Vivo’s service regions at the dates and for the years indicated:

	On December 31, 2012			Last Available IBGE Data from 2010
Area	Frequency Range (MHz)	Population (in thousands)(1)	Percent of Brazil’s population(1)	GDP (in millions of reais) (2)	Percent of Brazil’s GDP (2)	Per capita income (in reais) (2)
São Paulo State	450, 850, 900, 1800, 1900, 2100 and 2500	41,262	21.63%	1,247,596	33.09%	30,243
Paraná State	850, 900, 1800, 1900, 2100 and 2500	10,445	5.48%	217,290	5.76%	20,814
Santa Catarina State	850, 900, 1800, 1900, 2100 and 2500	6,248	3.28%	152,482	4.04%	24,398
Goiás State	850, 900, 1800, 1900, 2100 and 2500	6,004	3.15%	97,576	2.59%	16,252
Tocantins State	850, 900, 1800, 1900, 2100 and 2500	1,383	0.73%	17,240	0.46%	12,462
MatoGrosso State	850, 900, 1800, 1900, 2100 and 2500	3,035	1.59%	59,600	1.58%	19,644
Mato Grosso do Sul State	850, 900, 1800, 1900, 2100 and 2500	2,449	1.28%	43,514	1.15%	17,766
Rondônia State	850, 900, 1800, 1900, 2100 and 2500	1,562	0.82%	23,561	0.62%	15,098
Acre State	850, 900, 1800, 1900, 2100 and 2500	734	0.38%	8,477	0.22%	11,567
Amapá State	850, 900, 1800, 2100 and 2500	670	0.35%	8,266	0.22%	12,361
Amazonas State	850, 900, 1800, 2100 and 2500	3,484	1.83%	59,779	1.59%	17,173
Maranhão State	850, 900, 1800, 2100 and 2500	6,575	3.45%	45,256	1.20%	6,889
Pará State	850, 900, 1800, 2100 and 2500	7,581	3.97%	77,848	2.06%	10,259
Roraima State	850, 900, 1800, 2100 and 2500	450	0.24%	6,341	0.17%	14,052
Federal District	850, 900, 1800, 1900, 2100 and 2500	2,570	1.35%	149,906	3.98%	58,489
Bahia State	850, 900, 1800, 1900, 2100 and 2500	14,017	7.35%	154,340	4.09%	11,007
Sergipe State	450, 850, 900, 1800, 1900, 2100 and 2500	2,068	1.08%	23,932	0.63%	11,572
Rio de Janeiro State	850, 900, 1800, 1900, 2100 and 2500	15,990	8.38%	407,123	10.80%	25,455
EspíritoSanto State	850, 900, 1800, 1900, 2100 and 2500	3,515	1.84%	82,122	2.18%	23,379
Rio Grande do Sul State	850, 900, 1800, 1900, 2100 and 2500	10,694	5.61%	252,483	6.70%	23,606
Alagoas State	450, 900, 1800, 1900, 2100 and 2500	3,120	1.64%	24,575	0.65%	7,874
Ceará State	450, 900, 1800, 1900, 2100 and 2500	8,452	4.43%	77,865	2.07%	9,217
Pernambuco State	450, 900, 1800, 1900, 2100 and 2500	8,796	4.61%	95,187	2.52%	10,822
Piauí State	450, 900, 1800, 1900, 2100 and 2500	3,118	1.63%	22,060	0.59%	7,073
Paraíba State	450, 900, 1800, 1900, 2100 and 2500	3,767	1.97%	31,947	0.85%	8,481
Rio Grande do Norte State	450, 900, 1800, 1900, 2100 and 2500	3,168	1.66%	32,339	0.86%	10,208
MinasGerais State	450, 850, 900, 1800, 2100 and 2500	19,597	10.27%	351,381	9.32%	17,932
Vivo		190,756	100.00%	3,770,085	100.00%	19,766

(1)	According to Censo 2010 published by IBGE in 2011 (latest data available).

(2)	According to the most recent IBGE data (2010). Nominal Brazilian GDP was R$3,770,085 million as of December 2010 calculated by IBGE, subject to revision.

As of December 31, 2012, we had 318 of our own sales outlets throughout Brazil, which also provide customer support for our existing customers. In addition, we also have 11,720 sales outlets run by authorized dealers.  As of December 31, 2012, we had the highest number of sales outlets among all our competitors.

We aim to increase our services in strategic cities and locations where there is currently no sales outlets for our services.  As of December 31, 2012, we had 50 partners, including Telesales and Door to Door services, with approximately 1,200 salespeople reaching out to potential customers, in particular for Vivo fixed-line, post-paid and data services.

We also have an on-line store and an authorized e-commerce operation for the sale of services over the Internet.

In 2012, prepaid mobile service customers counted on approximately 600 thousand points of sale to purchase credit, including our own stores, authorized agents, lottery stores, post offices, bank branches and small retailers, such as pharmacies, newspaper stands, libraries, bakeries, gas stations, bars and restaurants.  Pre-paid phones can be charged by purchasing cards with credit or digitally. Recharge is also offered through credit and debit cards, call center, Vivo PDV (M2M using a cell phone for transferring the recharge credit), personal recharge (recharge of the cell phone itself), as well as certain accredited Internet websites.

Overview

Our services consist of:

•	voice services, including activation, monthly subscription, measured service and public telephones;

•	interconnection charges (or network usage charges), which are amounts we charge other cellular and fixed-line service providers for the use of our network;

•	intraregional, interregional and international long-distance voice services;

•	data services, (including broadband services) and mobile value added services;

•	Pay TV services through DTH (direct to home), satellite technology and land based wireless technology MMDS (multichannel multipoint distribution service) and cable;

•	the sale of wireless devices and accessories;

•	network services, including rental of facilities, as well as other services.

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

In 2010, Telefonica Brasil began selling the product Popular Broadband (Banda Larga Popular), which is an initiative in the State of São Paulo to deliver affordable broadband for low-income populations. This product has a speed of 1 Mbps.

In 2011, the company and the Ministry of Communications signed the National Broadband Plan (Plano Nacional de Banda Larga) commitment which defines conditions for the provision of broadband retail and wholesale customer, as well as the conditions of communication, quality and supervision.

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

We also provide fixed broadband services using coaxial cable at speeds ranging from 8 Mbps to 30 Mbps through cable internet (allowing for speeds from 2 Mbps to 16 Mbps) and optical fiber (FTTH). Optical fiber is the most advanced technology currently available and it allows for speeds of up to 100 Mbps.

Pay TV services

On March 14, 2007, ANATEL has granted A. TELECOM S.A., one of our wholly-owned subsidiaries, the license to offer pay TV services via DTH. We began offering pay TV services on August 12, 2007.

On October 31, 2007, ANATEL’s council approved, from a regulatory perspective, the agreement between us and the Abril Group, which involved, among other transactions, the acquisition by us of all of the Abril Group’s MMDS operations (a special license that allows us to offer pay TV through our subsidiary, Telefonica Sistemas de Televisão S.A.). The transaction remains under consideration by ANATEL only with respect to antitrust factors, and will ultimately be reviewed by CADE. In November 2012, ANATEL authorized our provision of conditional access services to subscribers of our TV services.  The provision of conditional access service to TV subscribers and the revisions to the concession agreement for such services were ratified by the Brazilian government on February 5, 2013.

As of December 31, 2012, we reached 600 thousand pay TV users, through both DTH and MMDS technologies. We currently offer DTH to the entire state of São Paulo, and MMDS in the cities of São Paulo, Rio de Janeiro, Curitiba and Porto Alegre.

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

Competition for long-distance services has continuously increased and by the end of 2012 there were a total of 40 different operators available through the Service Provider Selection Code (Código de Seleção de Prestadora), or CSP. Satellite services for providing circuits in remote areas for wholesale and large customers have been also implemented.

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

The interconnection public offer had been amended following negotiations with providers and changes in the services rendered and regulatory requirements. We have adopted procedures to reduce the time necessary to answer customers’ interconnection requests, as well as to monitor and comply with quality levels set by ANATEL for interconnection services with a current availability level of 99.8%.

In 2006, we completed the implementation of the interconnection with mobile service providers in the most intensive traffic areas, assuring the proper billing for such calls and reducing interconnection costs.

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

On May 7, 2012, the Brazilian government published Resolution No. 588/2012, which approved the new Regulation Compensation Network. Among the main changes compared to its predecessor resolution include the change in collection of the TU-RL on time considering the low incidence of 2 minutes per call TU-RL, changes in the interconnection regime for the partial Bill & Keep 25 % to 75% through December 31, 2013 and integral Bill & Keep beginning on January 1, 2014 and change in value of the TU-RIU to 25% of the fare LDN step 4 in 2012 and 20% after 2013.

On November 12, 2012, the Brazilian government published Resolution No. 600/2012 approving the General Competition Plan, or PGMC, which introduced the study of relevant markets in Brazil and applied asymmetric measures to the companies considered to have significant market power. It focused on the wholesale market, introducing new obligations regarding network desegregation, infrastructure sharing and interconnection. Particularly with regard to interconnection, the PGMC introduced a new tariff reduction schedule for use of mobile networks for 2014 (75% of value of 2013) and 2015 (50% of 2013), and programming the adoption of the RIC model in 2016. In terms of balancing traffic model, the PGMC kept the full Bill and Keep model with operators that have significant market power and established a partial Bill and Keep model with operators without significant market power through 2016, at which time all operators will follow the full Bill and Keep model.

At the end of 2012, Telefonica had 210 local and long-distance interconnection agreements and 102 agreements for provision of local traffic and long-distance.

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

Authorization for Multichannel Multipoint Distribution Service (MMDS)

On October 31, 2007, the board of ANATEL concluded its regulatory review of the agreement between Grupo Abril and the company, approving the transaction from a regulatory perspective, which involved, among other transactions, the acquisition of all of the operations of MMDS.  The approval was granted on November 19, 2007 and the transaction continues to be reviewed for antitrust issues by CADE.

On February 16, 2009, ANATEL extended the authorization until 2024 for the use of the spectrum frequencies associated with the MMDS in São Paulo, Curitiba, Rio de Janeiro and Porto Alegre. ANATEL is currently analyzing the price to be paid for the spectrum usage.

In November 2012, ANATEL approved the adoption of service licenses for subscription television by the Telefonica group to the conditional access service.

The STFC Concession Agreement

The company is authorized to provide STFC services to render local and domestic long-distance call originated in Region III, which comprises the State of São Paulo, except for Sector 31, established in the General Plan of Grants.

The current concession agreement, dated December 22, 2005, was renewed on January 1, 2006, and will be valid until December 31, 2025. On December 15, 2010, ANATEL released a public consultation proposing the amendment of clause 3.2 of the concession agreement, which resulted in the approval of Resolution No. 559 published on December 27, 2010. Resolution No. 559 establishes that the current concession agreement can be reviewed by ANATEL on May 2, 2011, December 31, 2015, and December 31, 2020. Based on the amended clause 3.2, ANATEL may establish new requirements and targets for universal and high-quality telecommunication services, according to the conditions present at the time of review.

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

Every two years, during the agreement’s new 20-year period, publicly held companies will have to pay a renewal fee which will correspond to 2% of the revenue of the previous year, resulting from the application of basic service plans and alternative STFC, net of taxes and social contributions. The first payment of this biennial fee occurred on April 30, 2007, based on 2006 revenue, the second payment occurred on April 30, 2009, based on 2008 revenue and the third payment occurred on April 30, 2011, based on 2009 revenue. The next payment is scheduled for 2013 based on 2012 revenue. See Note 1 to our Consolidated Financial Statements.

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

Services for Corporate Customers

We offer our corporate clients’ comprehensive telecommunications solutions and IT support designed to address specific needs and requirements of companies operating in all types of industry (retail, manufacturing, services, financial institutions, government, etc.).

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

Our local concession contracts set forth two mandatory plans for local fixed service, and allow for the concession company to design other alternative pricing plans of its own. Customers will have a choice between the two mandatory plans, any other alternative plan or a combination of basic and alternative plans. The main differences between the two main mandatory plans are as follows:

•	Local Basic Plan: for clients that make mostly short-duration calls (up to three minutes), during regular hours; and

•	Mandatory Alternative Plan (PASOO): for clients that make mostly longer-duration calls (above three minutes), during regular hours and/or that use the line for dial-up service to the Internet.

•	Individual Special Class Acess (AICE) – plan created specifically for families enrolled in the Brazilian government’s social program.

The following table outlines the basic billing requirements and rates for the local Basic Plan and the Mandatory Alternative Plan:

Characteristics of Plan	Basic Plan	Mandatory Alternative Plan
Monthly Basic Assignment
Allowance (minutes included in the Residential Assignment)	200 minutes	400 minutes
Commercial Assignment Allowance (minutes included in the Commercial Assignment)	150 minutes	360 minutes
Local Call Charges
Regular Hours
Completing the call (minutes deducted from the allotment)	–	4 minutes
Completing the call after the terms of the allotment Sector 31	–	R$0.15980
Local Minutes–charges in excess use of the allotment Sector 31	R$0.10423	R$0.03994
Minimum time billing	30 seconds	–
Reduced Hours
Charge per answered call (minutes deducted from allotment)	2 minutes	4 minutes
Charge per answered call after the allotted duration Sector 31	R$0.20847	R$0.15980

The fees for Local Basic Plan Service were approved by ANATEL’s Act No. 5,834 of August 24, 2011 and readjusted through Act 8401 of December 21, 2011. The Alternative Plan under Mandatory Service Provisions (Oferta Obrigatória) (PASOO) was approved by Resolution No. 450, on December 7, 2006, being that the readjustment of the tariffs follows the same rule established for the local basic plan.

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

Resolution No. 586 established that families enrolled in the Brazilian government’s social program may have access to fixed telephone services under the special class individual access plan.  The subscription to the plan costs R$13.65 and allows for 90 minutes of local fixed line calls.  Any exceeding fixed calls or calls to mobile or long distance phones may be made once pre-paid credits are purchased.   The price of mobile and long distance calls are determined pursuant to a standard plan.

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

On December 24, 2011, ANATEL’s Act No. 8,401 approved new local tariffs for our areas of concession. The average readjustment in the local service basket was 0.66%. The tariffs were applied to customers as demonstrated below:

•	Residential customers were charged a monthly subscription fee for the provision of service of R$41.38;

•	Commercial clients and nonresidential customers (PBX) were charged a monthly subscription fee for the provision of service of R$70.76;

•	Local minute tariffs were charged at R$0.10423 per minute in Sector 31; and

•	Activation fees of R$113.81 were charged in Sector 31.

•
On February 5, 2012, ANATEL published new amounts for basic fixed telephone calls and long distance calls.  The rates were adjusted by the Telecommunication Services Index, resulting in a 0.568% adjustment applied linearly to all rates for national long distance and local calls.

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

On May 7, 2012, ANATEL published Resolution No. 588/2012, which approved the change in TU-RL rate during the reduced rate period and considering the 2-minute TU-RL per call, in addition to the change in TU-RIU value to 25% of the LDN rate in 2012 and 20% in 2013.  Furthermore, through December 31, 2013, rates will only be charged on calls that exceed the 75% limit of traffic between networks.  Beginning in 2014, service providers’ will no longer pay other companies for calls made between networks.

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

On November 12, 2012, the Brazilian government published Resolution No. 600/2012 approving the General Competition Plan, or PGMC, which introduced the study of relevant markets in Brazil and applied asymmetric measures to the companies considered to have significant market power. It focused on the wholesale market, introducing new obligations regarding network desegregation, infrastructure sharing and interconnection. Particularly with regard to interconnection, the PGMC introduced a new tariff reduction schedule for use of mobile networks for 2014 (75% of value of 2013) and 2015 (50% of 2013), and programming the adoption of the RIC model in 2016. In terms of balancing traffic model, the PGMC kept the full Bill and Keep model with operators that have significant market power and established a partial Bill and Keep model with operators without significant market power through 2016, at which time all operators will follow the full Bill and Keep model.

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

•
Contribution for the Fund for Universal Access to Telecommunications Services—”FUST.” FUST was established in 2000 to cover the cost exclusively attributed to fulfilling obligations (including free access to telecommunications services by governmental institutions) of universal access to telecommunications services that cannot be recovered with efficient service exploration or that are not the responsibility of the concessionaire. Contribution to FUST are due at the tax rate of 1% of gross operating telecommunications services revenue (except for interconnection revenue and excluding ICMS, PIS and COFINS), and it may not be passed on to customers.

•
Contribution to the Fund of Telecommunications Technological Development—”FUNTTEL.” FUNTTEL is a federal social contribution and was established in 2000, to stimulate, among others, technological innovation and to enhance human resources development so as to increase the competitiveness of the Brazilian telecommunications industry. Contribution to FUNTTEL is due at the tax rate of 0.5% of gross operating telecommunications services revenue (except interconnection revenue and excluding canceled sales, discounts, ICMS, PIS and COFINS), and it may not be passed on to customers.

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

We have a billing and collection system with respect to local, national and international long-distance voice, subscriptions, broadband, data, IT services, outsourcing, television and third-party services. Payments of bills are effected under agreements with various banks. The types of payments are by debit the customer's account, direct payment to a bank, Internet and other collection agencies s (including lottery-playing facilities, drugstores and supermarkets). We aim to avoid losses in the implementation of new processes and the roll-out of new products through the monitoring of billing, collection and recovery controls. The billing process is audited by the Associação Brasileira de Normas Técnicas (Brazilian Association of Technical Standards), or ABNT, under the applicable rules of the Sarbanes Oxley Act. The actions are followed closely by our Revenue Assurance Team, which measures every risk of loss of revenue detected along the billing and collection chain. These risks are managed to minimize revenue losses.

Our subsidiary Vivo uses Atlys, a billing solution that combines software and hardware resources, from the supplier company Netcraker as the billing system for centralized billed invoicing in the city of São Paulo. The billing system operates through batch processing concept using Vivo customers’ voice and data traffic. This system functions by segregating voice and data traffic on a daily basis, according to which of seven total billing preferences a customer elects. Each cycle has a specific due date for each of the consumer and corporate segments.

For prepaid services, Vivo uses the Next Generation Intelligence Network (NGIN) platform, a prepaid platform, from the supplier company Eisa, which also works in a centralized way in the city of São Paulo. In order for the NGIN platform to process correctly, the same system for billed invoicing is used. This system separates the module for customer information, called Care, which is a services platform, from the Voice and Data traffic processing module used, called Core, which is a tariff platform.

In November 2011, Vivo began developing a project to optimize its operational processes and reduce the period between the cut and due date of bills, and this project was concluded in April 2012, reducing billing cycles to six months cycles.

In 2012, we started several initiatives to integrate fixed and mobile processes and systems. The first was part of our organizational structure when in the first quarter of 2012, we combined both fixed and mobile departments optimizing and focusing resources. In that year we also certificated mobile billing processes by the ABNT.  Another strong initiative related to process and system integration is the traffic mediation system project. Started during the last semester of 2012, that project will transfer, through the second quarter of 2013, all fixed lines traffic to the same platform as the mobile lines, reducing the risk of revenue loss, achieving better operational levels and unifying best practices.

Co-billing

In accordance with the Brazilian telecommunications regulations, we use a billing method called “co-billing” for both services, fixed and mobile. This method allows billing from other phone service providers to be included within our own invoice. Our customers can receive and subsequently pay all of their bills (including the fees for the use of services of another telephone service provider) by using one invoice. To allow for this method of billing, we provide billing and collection services to other phone service companies. We have co-billing agreements (“co-billing in”) with national and international long-distance phone service providers. Similarly, we use the same method of co-billing to bill our services on the invoices of other fixed and mobile providers. This service is charged to the Long-distance Operator, per CDR (Call Detail Record) placed in invoice.

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

Collection

We have policies dealing with accounts of defaulting customers according to each ANATEL regulation. For mobile service, we apply the SMP regulation, for fixed service we apply the STFC and for TV we apply Resolution No. 488 “Protection and defense of the rights of subscription TV service subscribers.”

For mobile customers, as a general rule, if the payment is more than 15 days overdue, service can be partially suspended by blocking calls that generate costs to the user. If payment is more than 30 days overdue after the partial suspension, the service can be fully suspended, disabling all call services, until payment is made. We offer an installment payment plan for those clients with past due balances. However, if accounts are not paid after 45 days after the total suspension, the contract can be cancelled and reported to credit protection agencies.

For fixed customer, as a general rule, if the payment is more than 30 days overdue, service can be partially suspended. If payment is late for more than 30 days after the partial suspension, service can be fully suspended until payment is made. We offer an installment payment plan for those clients with past due balances. However, if accounts are not paid after 30 days of total suspension, the contract can be cancelled and reported to credit protection agencies.

For TV customer, as a general rule, if the payment is late, service can be fully suspended 15 days after the customer is notified of the overdue bill. If payment is more than 15 days overdue, after the suspension, service can be cancelled and reported to credit protection agencies.

After the cancellation of the contract, for mobile and fixed services, the accounts are directed to independent collection agencies.

The amounts receivable overdue by 105 days, except for accounts receivables from interconnection fees , government and corporate customers, are considered provisions for doubtful accounts. The write-offs are made in accordance with Brazilian regulations, which permits a bad debt write-off for late payments of R$0 to R$5,000 if they are over 180 days late or R$5,001 to R$30,000 if they are over 365 days late. Write-offs of late payments of over R$30,001 that are open for more than 365 days require the commencement of a lawsuit.

During 2012, the monthly average of partial suspensions, for both mobile and fixed services, was 2,338,142 lines and the monthly average of total suspensions was 474,447 lines. For TV services, the monthly average of suspension was 18,797 terminals. The provision for doubtful accounts in 2012 was 1.30% of the total gross revenue.

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

	At and for the year ended December 31,
Wireline access lines	2012	2011	2010	2009	2008
Installed access lines (millions)	14.8	14.7	14.6	14.5	14.7
Access lines in service (millions) (1)	10.5	11.0	11.3	11.3	11.7
Average access lines in service (millions)	10.7	11.1	11.3	11.5	11.8
Access lines in service per 100 inhabitants	25.1	26.5	27.5	27.1	28.7
Percentage of installed access lines connected to digital switches	100.0%	100.0%	100.0%	100.0%	100.0%
Number of public telephones (thousands)	199.2	215.8	250.7	250.5	250.3
Broadband access lines (millions)	3.7	3.6	3.3	2.6	2.5

	Year ended December 31,
Mobile access lines	2012	2011	2010	2009	2008
Cellular lines in service at year-end (in millions)	76.1	71.5	60.3	51.7	44.9
Contract customers (in millions)	18.8	16.1	12.6	9.8	8.6
Prepaid customers (in millions)	57.3	55.4	47.7	42.0	36.4
Growth in cellular lines in service during year	6.4%	18.7%	16.5%	15.1%	20.2%
Churn(2)	41.9%	34.2%	32.0%	30.5%	31.3%
Estimated covered population (in millions)(3)	193.9	192.4	190.7	191.5	189.6
Penetration at year-end(4)	132.7%	123.9%	104.6%	90.5%	79.1%
Market share(5)	29.1%	29.5%	29.7%	29.78%	29.8%

(1)	Data includes public telephone lines.

(2)	Churn is the number of customers that leave us during the year, calculated as a percentage of the simple average

(3)	Number of people within our region that can access our cellular telecommunications signal.

(4)	Number of cellular lines in service in our region, including those of our competitors, divided by the population of our Region.

(5)	Percentage based on all lines in service in our region at year-end.

Technology

In order to offer a greater variety of integrated services, we have incorporated a series of new technologies in our voice and data networks.

Voice network is being modernized with the use of new generation technology that enables redundancy and reliability needed to meet all voice services for both fixed and mobile terminals. In addition, we are deploying IMS Core and allowing the inclusion of new convergent services.

An example of this evolution is a new service called “Hosted Voice,” in which customers will have basic features and advanced PBX and also Unified Communication through the data network (IP/VPN). This solution reduces the amount of equipment in the customer environment by centralizing control and intelligence service.

There are great market opportunities for service convergence in Brazil.  Products like cellular based residential phones were the first step towards seamless interactions among mobile, landlines, data services and television. As almost every service is evolving to IP Technology, IP Backbones became a strategic asset to support convergence initiatives.

To reach this goal, the integration of mobile and fixed Backbones IP were essential. We have designed a very robust architecture, unifying our mobile and fixed IP/MPLS infrastructures, using two physically distinct Backbones to guarantee service reliability to our clients. Moreover, absorbing other existing networks into both backbones, we have been able to simplify the network and reduce operational costs.

As internet traffic evolves to heavier content and users become more demanding about quality, a content delivery network was the answer to improve user experience in an environment as unreliable as the wide web. Telefonica Brasil’s CDN was a global initiative to offer delivery nodes in several countries and help clients deliver video, application updates, live events and other data with much better quality. In Brazil, CDN has already been deployed and transmitted London Olympics through Terra Provider, with great success. The delivery networks have the potential to bring us closer to a very valuable point on the Internet market value chain: the content.

A new design of Local Area Network (LAN) , using Top of Rack implementations, is currently being deployed and has the potential to reduce the quantity of equipment on site and drastically remove cabling. Top of Rack architecture reaches those goals by placing small switches inside server racks, were cables are kept confined. From the rack to the site’s Core Switches, only one pair of fiber is sufficient.

During 2012, we were faced with various security threats, particularly from the Anonymous group. We were able to protect our services and infrastructures through several security solutions deployed in the network. Some expanded capacity of protection mechanism already in place; others gave a more detailed vision to Security Office acts when an attack breaks. Simultaneously, we worked to integrate different security solutions in place in fixed and mobile operations, to simplify the environment, improve security and reduce costs.

Particularly destructive were denial of service attacks, or DDOS, pursuant to which hackers attempt to shut down services by consuming all resources.  Several Brazilian websites, mainly financial institutions and government, pages were seriously affected by these attacks. We were able to protect both our infra-structure through the use of an Anti-DDOS solution that was already being deployed, as well as offer the same protection to our clients, which created great value. Today, Anti-DDOS is a commercial product, offered to the corporate market.

In the Value Added Services, we have been adopting new technologies to increase the speed with which we market new and enhanced services. Since 2009, we have deployed a new Service Delivery Platform (SDP) into the network, to evolve our environment through a secure and scalable solution that offers the most different value added services, including eHealth and Financial services. In 2011, we gave another step towards the evolution of our value added services environment, with the implementation of the Next Generation Intelligent Network platform (ngIN), enabling voice call notification and call handling based services. Through the exposure of WebServices and APIs (Application Programming Interfaces), we introduced the Telecommunications market to Service Providers that have no Telecom specific knowledge, which explains the increasingly rapid growth of the quantity and quality of our Value Added Service offering. In addition, for the delivery of valued added services into the enterprise market, also offer another platform named Torpedo Empresas, which allow the Brazilian Banks and Financial Entities to deliver their own services, such as bank accounts notifications, financial transaction notifications and the delivery of access tokens to their customers.

In 2007, we initiated the implementation of the FTTH network (available through fiber optic cables running to the subscriber’s home – GPON technology) with a coverage of 1.2 million Home Passed offering. Actually, a range of different speeds up to 100Mbps, and high definition IPTV service (HDTV). In December 2012, we surpassed the mark of 3.1 million xDSL broadband clients connected in service, 45% of which had speeds equal to or greater than 2Mbps. To reach this number of clients, we constantly search for market differentials such as new integrated services, speed upgrades and servicing of new localities, among others.

We offer the IPTV service through a partnership with TVA through the FTTH network using a new platform that is a reference in the world (Global Video Platform). We made several improvements in the platform, such as the inclusion of Instant Channel Change (ICC), Picture in Picture (PiP) providing a better user experience. In 2013, we will continue the improvements started in Global Video Platform aiming to increase competitiveness in the ITS market. Additional services, such as pay-per-view and video on demand (VOD), are also available. This platform consists of pay TV with video broadcast offered through the use of the IP protocol.

The IPTV platform also offers games, interactive and connectivity services through third party contents, furthermore offers Over The Top (OTT) contents, for the broadband users, through the applications developed for smart TVs, smart phones with Google’s Android and Apple’s iOS, besides STBs and PCs.

We also offer digital television service via satellite (DTH) to the subscribers in the State of São Paulo that receive broadcast/PPV content through a Ku band antenna and standard Set Top Box (with Smart Card), also available with a Personal Video Record (PVR) service.

Our development plan contemplates the use of the most advanced technology available, focusing on integration with the Internet and an increase in the number of multimedia transmission services, with an emphasis on xDSL, FTTH (GPON), NGN, DWDM, ROADM and retransmittal technologies of TV over IP protocol (IPTV), satellite (DTH), and the continuous evolution of TV services.

Since 2012, “Speedy” is also offered under the Very-High-Speed Digital Subscriber Line technology (VDSL2), which allows broadband accesses of up to 25Mbps. These technologies provide high-speed Internet access through regular telephone lines. Yet in 2012, we started the implementation of Multi-Service Access Nodes (MSAN) in order to modernize the wireline network of some distant areas, integrating voice, broadband and data services on a single cabinet.

In 2012, we had a breakthrough in the M2M market, with the deployment of a new and revolutionary solution within the Brazilian market, introducing an M2M Global Platform that allows our B2B customers to have access to a Management Web Portal user interface in the internet to access online and real-time information regarding their devices. Some of the competitive advantages of the deployed solution against our previous service and the competition’s are the Self-management of the acquired SIM Cards, to control, assign plans and tariffs or even block the use of the network by the device. In 2013, we will continue to evolve the offer, adding new functionalities.

In 2011, we launched the HSPA+ technology, commercially known as 3GPlus. This technology was firstly commercially launched in November, 2011 in São Paulo (and its extended metropolitan area with area code 11) but now is offered in 100% across our WCDMA coverage, allowing customers who have compatible terminals to achieve up to three times the value of traditional 3G’s rate.

We began construction of the LTE system in a brand new spectrum and toward a data-centric network.

Competition

In 2012, competition continued to increase in the market for small/medium enterprises and in the residential market due to an expansion of the coverage area of the main competitors, improvements on their portfolios, and also due to an increase in their commercial activity and offers for both fixed and mobile services, adding downward pressure to prices and pushing for higher discounts.

We face intense competition in all the areas in which we operate, principally from other cellular service providers and also from fixed-line operators. Many of these competitors are part of a large, national or multinational group and therefore have access to financing, new technologies and other benefits that are derived from being a part of such a group.

Our main mobile service competitor in the states of São Paulo, Paraná and Santa Catarina is TIM Celular or TIM. The main fixed-line operator in this area is Brasil Telecom S.A. (in 2008, the Brazilian Government published Decree No. 6654/2008 of revision of the fixed-line general concession plan (Plano Geral de Outorgas, or PGO), allowing fixed-line concessionaires to operate in more than one region of the country. This change allowed Telemar Norte Leste S.A. to buy Brasil Telecom.

In the state of Espírito Santo service area, the principal cellular competitor is Oi and in the Rio de Janeiro service area, the principal competitor is Claro. Claro is controlled by a consortium led by the Telecom Américas Ltd. (controlled by América Móvil S.A. de C.V.). Claro began providing cellular telecommunications services in this Region at the end of 1998. The principal fixed-line operator in this area is Telemar Norte Leste S.A. Oi is the third competitor and is integrated with Telemar (a fixed-line operator) and TIM is the fourth competitor.

In the Central, Western and Northern region the principal competitors are: Claro, in the region encompassing the states of Mato Grosso do Sul, Mato Grosso, Goiás, Tocantins, Rondônia and Acre and the Federal District, and TIM, in the region encompassing the states of Amazonas, Roraima, Pará and Amapá.  In the state of Maranhão the principal cellular competitor is Oi. The main fixed-line operators in this area are: Brasil Telecom S.A., in the region encompassing the states of Mato Grosso do Sul, Mato Grosso, Goiás, Tocantins, Rondônia and Acre and the Federal District, and Telemar Norte Leste S.A.—Telemar, in the region encompassing the states of Amazonas, Roraima, Pará, Amapá and Maranhão.

In the Bahia service areas, the principal cellular competitor is Claro and in the Sergipe, the main competitor is Oi. Other cellular competitors are Oi and TIM, which also operate in the state of Minas Gerais. The principal fixed-line competitor in this area is Telemar Norte Leste S.A.

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

In Minas Gerais, currently, there are four other wireless service providers operating within the authorization area of Vivo. Our subsidiary Vivo faces competition from the following operators: (a) TIM, the “B” band frequency range operator that launched its services in December, 1998 (TIM is primarily owned by Telecom Italia  and operates in the entire State of Minas Gerais using GSM and WCDMA technologies); (b) Oi, the “D” band operator that launched its services in June 2002 (Oi is a subsidiary of Tele Norte Leste Participações S.A. (Telemar) and operates in the entire State of Minas Gerais using GSM and WCDMA technology); (c) Claro, the “E” band operator that launched its services in the fourth quarter of 2005 (Claro is controlled by América Móvil and operates a GSM and WCDMA technology network); and, (d) CTBC Celular, an “A” band and 3G band operator (CTBC Celular is controlled by CTBC, a fixed-line operator and uses GSM and WCDMA technologies).

Our subsidiary Vivo also compete with certain other wireless telecommunications services in specific segments, such as mobile radio (including digital trunking technology, offered by Nextel), paging and beeper services, which are used by some operators in the areas of Vivo as a substitute for cellular telecommunications services. These competing wireless telecommunications services are generally less expensive than mobile telecommunications services. In December 2010, through the auction 002/2010/ANATEL, NEXTEL was awarded 12 SMP licenses (11 spectrum licenses in “H” band (3G band) and 1 spectrum license in “M” band (1800 MHz band)).

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

At Telefonica, we continue to develop and expand our product offerings, particularly those with great potential for future growth, such as broadband Internet services, pay-TV, and information technology services. Speedy maintained its position as market leader in the State of São Paulo with more than 3.7 million customers as of December 31, 2012 and over 2.8% growth compared with the same date in 2011. Additionally, our broadband service over high-speed optical fiber reached over 112 thousands households, a growth over 100%, contributing to lower churn with a high trend of bundling.

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

We continue with our strategy in the corporate market as a provider of complete infrastructure solutions for information technology customers, integrating hardware packages, voice, data, Internet and network services. Additionally, we launched the service “OnVideo,” a product that allows the client to watch movies directly from a TV with digital video technology on demand. The service “At Home,” which provides home automation (a solution that integrates home electrical devices, thus offering improved convenience, comfort, energy efficiency and security), completed its third year in 2012.

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

In December 2007, ANATEL organized auctions for 36 new licenses in the 1900-2100 MHz radio frequency bands (3G licenses), denominated as bands F, G, I and J. Vivo was awarded seven spectrum licenses in band “J” and Vivo Participações was awarded two licenses. The following Terms of Authorization for “J” band have been signed: Vivo-Rio Grande do Sul (including the cities of the metropolitan area of Pelotas) (“J” band) until 2023; Vivo-Rio de Janeiro (“J” band) until 2023; Vivo-Espírito Santo (“J” band) until 2023; Vivo-Bahia (“J” band) and Vivo-Sergipe (“J” band) until 2023; Vivo-São Paulo (including the cities of Ribeirão Preto and Guatapará and the cities where CTBC Telecom operates in the state of São Paulo) (“J” band) until 2023; Vivo-Paraná (including the cities of Londrina and Tamarana)/Santa Catarina (“J” band) until 2023; Vivo-Federal District (“J” band) until 2023; Vivo-Acre (“J” band), Vivo-Rondônia (“J” band), Vivo-Mato Grosso (“J” band) and Vivo-Mato Grosso do Sul (including the city of Paranaíba) (“J” band) until 2023; Vivo-Goiás (including the cities where CTBC Telecom operates in the state of Goiás)/Tocantins (“J” band) until 2023; Vivo-Alagoas/Ceará/Paraíba/Piauí/Pernambuco/Rio Grande do Norte (“J” band), until 2023; Vivo-Amazonas/Roraima/Amapá/Pará/Maranhão (“J” band) until 2023; Vivo (including the cities where CTBC Telecom operates in the state of Minas Gerais) (“J” band) until 2023. Spectrum rights may be renewed only once over a 15-year period.

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

On June 12 and 13, 2012, ANATEL held a public bidding for 273 4G lots in the 2,500 to 2,690MHz frequencies.  We acquired the “X” band, with a nationwide coverage, for R$1.05 billion.  Given the rules of the public bidding process, which limited the total spectrum each service provider could hold within this frequency, we agreed to relinquish bands “P,” “T” and “U.” used for MMDS services within 18 months of obtaining the “X” band. Sky and TIM will have preferred rights for the acquisition of the “T” and “U” and for the “P” bands, respectively in the cities of Curitiba and Rio de Janeiro and Oi will have preferred rights for the acquisition of the “P” band in the cities of São Paulo and Porto Alegre.

In order to meet the coverage requirements in the 2.5 GHz frequency, cities will have the services available according to the following timetable:

•	by April 30, 2013: cities that will be host to the Confederation Cup in 2013

•	by December 31, 2013: host and sub-host cities to the World cup in 2014;

•	by May 31, 2014: state capitals, the Federal District and cities with over 500,000 residents;

•	by December 31, 2015: cities with over 200,000 residents;

•	by December 31, 2016: cities with over 100,000 residents;

•	by December 31, 2017: cities with between 30,000 and 100,000 residents; and

•	by December 31, 2019: cities with fewer than 30,000 residents.

ANATEL also held a public bidding for the 450 MHz frequency, in order to meet voice and data demand with mobile technology in rural areas.  In the absence of interested participants, those granted rights under the 4G bid were required to take over the infrastructure set up in rural areas, which will be regulated in 2013 according to the frequency acquired.

Under band “X,” which we acquired in the bidding process, we will be required to provide infrastructure in rural areas in the states of Alagoas, Ceará, Minas Gerais, Paraíba, Pernambuco, Piauí, Rio Grande do Norte, Sergipe, and interior of São Paulo, for a total of 2,556 municipalities.  The timetable for providing infrastructure in the rural areas requires that 30% of municipalities have infrastructure set up by June 2014, 60% by December 2014 and 100% by December 2015, with a transmission rate of 256Kbps and by December 31, 2017, all of these municipalities will be expected to have 1Mbps.  Service providers will be allowed to use other frequencies previously granted to it to meet these requirements.

After receiving the ANATEL study on the occupation of the 700 MHz frequency, published in early Jan/2013, the communications minister, published Ordinance No. 14, with guidelines for accelerated access to the Brazilian System of Digital Terrestrial Television - SBTVD-T and to broaden the availability of the radio frequency spectrum for meeting the goals set forth by the National Broadband - PNBL.  The ordinance also establishes that the FCC develop a proposal to regulate use of the band. The proposal will be put to public consultation, giving conditions for the bidding possibly occur in the second semester of 2013.

On July 18, 2012, ANATEL notified us that we would be required to present an improvement plan for SMP services.  We presented our plan and it was approved by ANATEL on September 10, 2012.

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

The methodology and procedures regarding the collection of data connection indicators will be defined by a group composed of providers, ANATEL and Quality Authority (EAq), which shall be responsible for implementing these processes and which will be hired by the mobile operators, as a group, starting with February 29, 2012. All costs associated with implementing the new procedures for measuring quality will be borne by the providers of SMP services. The impacts of the regulations are still being evaluated, particularly its financial aspects.

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

On October 25, 2012, ANATEL published Resolution No. 598/2012, which addresses population density, setting deadlines to meet access requests and benchmarks for use of the public telephone plant and the establishment of a list of agencies that can request access to its location. Review of deadline for proposing service plans and the establishment of universal obligations disclosure.

ANATEL approved other resolutions and consents in 2012:

•      Resolution No. 581/2012: Regulates conditioned services, cable television services, multichannel, multipoint, signal distribution, satellite television and audio services, and subscription television services.

•      Resolution No. 582/2012: Aims to adopt the Model Authorization Form conditioned services (SeAC)

•      Resolution No. 586/2012: Revokes Regulation No. 427 and sets forth new rates for low income families of R$13.65, including taxes, for fixed line services including 90 minutes for local calls between fixed lines. This new plan went into effect on June 8, 2012.

•      Resolution No. 588/2012: Regulates network compensation for the STFC.  This regulation revised the method of charging for TU-RL during the reduced time period for calls under two minutes of duration, and the change in Bill & Keep regime.

•      Resolution No. 589/2012: Approves administrative sanctions for service providers violating concession agreements and other grants of service from governmental authorities.

•      Resolution No. 590/2012: Regulates the use of industrial dedicated lines and sets forth new rules for providers with significant market power and reduces the standard circuit reference rate by approximately 30%. These reference rates are used in instances arbitration or other forms of alternative dispute resolutions. In addition, ANATEL granted service providers a four month period during which to adopt these rules.  We have filed a claim against ANATEL to question the legality of retroactively applying this new regulation and to address ANATEL’s definition of significant market power as we understand there to be competition in the areas indicated by them.

•      Resolution No.  596/2012: Regulates limits, procedures and criteria for the review of services provided, the implementation of network infrastructure as well as the use of resources for numbering radio frequencies. This regulations sets forth access to on-line systems, technological advancements by service providers in order to obtain information.

•      Resolution No. 600/2012: Approved the competition goals plan (PGMC).  The main goals of PGMC are focused on the wholesale marked and network infrastructure sharing, including: (1) passive infrastructure for transport and access networks; (2) call termination in mobile networks; (3) roaming (4) fixed network infrastructure for the transmission of date through copper cables in transmissions of 10mbps; and (5) wholesale fixed network infrastructure for local and long distance transmission of data under 35mbps.

•      Resolution No. 604/2012: Approved the change to the SMP regulation for successive calls made to the same mobile number to be considered one single call for billing purposes.  Successive calls are those made within 120 seconds of each other to and from the same phone numbers.

Other Regulatory Issues

On November 21, 2008, the Brazil Government published decree 6,654/2008, for the revision of the fixed-line General Plan of Grants, allowing fixed-line concessionaires to operate in more than one region of the country. This change allowed Telemar Norte Leste S.A.—Telemar or Oi— to acquire Brasil Telecom.

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

Under the SMP regime, we receive revenues from interconnection fees paid to us by wire line long-distance operators due to long-distance traffic originating and terminating on our network. While Vivo is not obligated to use Telefônica Brasil’s fixed-line network due to the affiliation relationship, it also cannot receive its own fixed-line license in the event of disagreements with Telefônica Brasil since Telefônica Brasil has the fixed nationwide license and an affiliate cannot have the same type of license in the same area. Since Vivo is not permitted to have a fixed license, Vivo is only able to receive interconnection fees from wireline carriers that have traffic originating or terminating on their network but not from wireless carriers using their fixed-line network. Some of our wireless competitors are also unable to earn such a fixed license due to their affiliations. For example, Oi cannot have a fixed license because it is affiliated with Telemar and Claro cannot have a fixed license because it is affiliated with Embratel. Tim has a fixed license because is not affiliated with any fixed operator, but in July 2009, ANATEL published Act No. 3804/2009 determining the conditions to be followed to guarantee total separation between Tim (Telecom Italia) and our subsidiaries.

On March 24, 2011, ANATEL approved the corporate restructuring of Vivo Participações and Vivo, which are now controlled by the company and not by Brasilcel. The operation resulted in the final merger of shares of Vivo Participações into the company.  See “Item 4. History and Development of the Company–A. Historical Background–Corporate Restructuring Involving Vivo Participações”

On August 18, 2011, through Act 5,703/2011, dated August 16, 2011, ANATEL approved the merger of Vivo Participações into the company, with the transfer of the SMP authorizations and respective authorizations terms held by Vivo Participações to Vivo, as well as the resignation by Vivo of its SCM authorization.

In October 2012, the board of directors of ANATEL approved the inclusion of interconnection, facilities, operational and other commodity revenues to the basis for calculating the amount owed in the renewal of the authorization terms for radio frequencies.  In addition, according to the concession agreements for fixed line services, we are required to pay an amount equal to 2% of our net revenues for basic and alternative service plans, every two years.

In July 2012, we received notice that a cost model was being revised for fixed-line as well as mobile operations.  Concurrently, ANATEL published a request for comments and suggestions regarding the preparation and implementation of the cost model.

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

Law No. 12,485/2011 also established an annual payment to Condecine (Contribuição para o Desenvolvimento da Indústria Cinematográfica) to be made by providers of telecommunication services and amended Law No. 5,070/1966 by revising the amount due as Inspection Fee (Taxa de Fiscalização de Funcionamento) for telecommunication stations from 45% to 33% of the Installation Fee (Taxa de Fiscalização de Instalação). The amount due to Condecine is approximately 12% of the Installation Fee for telecommunication services and must be paid yearly by March 31 of each year.

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

•
Resolution No 590/2012 – Regulates the use of industrial dedicated lines and sets forth new rules for providers with significant market power and reduces the standard circuit reference rate by approximately 30%. These reference rates are used in instances arbitration or other forms of alternative dispute resolutions. In addition, ANATEL granted service providers a four month period during which to adopt these rules.  We have filed a claim against ANATEL to question the legality of retroactively applying this new regulation and to address ANATEL’s definition of significant market power as we understand there to be competition in the areas indicated by them.

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

•
Resolution No. 588/2012 – Regulates network compensation for the STFC.  This regulation revised the method of charging for TU-RL during the reduced time period for calls under two minutes of duration, and the change in Bill & Keep regime.

•
Resolution No. 600/2012 – Approved the competition goals plan (PGMC).  The main goals of PGMC are focused on the wholesale marked and network infrastructure sharing, including: (1) passive infrastructure for transport and access networks; (2) call termination in mobile networks; (3) roaming (4) fixed network infrastructure for the transmission of date through copper cables in transmissions of 10mbps; and (5) wholesale fixed network infrastructure for local and long distance transmission of data under 35mbps.

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

For the VU-M fees, they remain freely negotiated and in case there is no agreement as a result of the new VC determined according the formula above, any reduction of these fees will be applied to the VU-M fee up to the VU-M / VC1 ratio to achieve 70%. From this level, the reduction will also be assessed in other components of the VCs, maintaining this ratio.

According to Resolution No. 600, ANATEL established that the RVU-M 2014 should be at most 75% of the amount applicable at the end of 2013 and the RVU-M 2015 should be at most 50% of the amount applicable at the end of 2013.  Beginning in February 2016, VU-M will be measured based on cost modeling.

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

Moreover, ANATEL determined that the value of the VU-M fee should be unified for each Region of the PGA-SMP and freely negotiated beginning on November 1, 2009 (eighteen months from April 30, 2008). Until this date, mobile operators charged a VU-M fee for authorization of the SMP. In February 2010, ANATEL defined the VU-M fee to be paid for Oi (fixed and mobile operators) and Brasil Telecom (fixed and mobile operators) to Claro, TIM, Vivo and Vivo Participações (the latter being the result of the ANATEL-authorized merger of Telemig Celular S.A. into Vivo Participações in March 2010), for the region of the PGA-SMP, as a result of the unification of the SMP authorizations.

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

Customer Service

In 2012 Telefônica Brasil expanded its differentiation customer service model by initiating a large segmentation process that recognizes customer decision of keeping both connections, fixed and mobile, into the same company, delivering a unique experience as soon as 2013 first semester.

Customer service segmentation model allows the company to improve its multichannel strategy. In 2012 there was a substantial progress regarding electronic channels adoption such as Vivo SMS, which was used by more than 2.5 million customers per month. Numbers kept on growing at the same speed of previous years, reaching 70% share of received contacts.

Concerning customer service quality, PROCON-SP’s ranking demonstrated that Telefônica Brasil reached the best position among its largest competitors, which shows that the company is taking the right decisions to ensure customers’ satisfaction. Moreover, in the last three years the company has been presenting meaningful improvements on internal processes that led to a positive impact on the volume of requests received by Market Regulatory Agencies, such as Fundação PROCON-SP. As a result, for the first time in the last five years, the operator was not ranked as the most complained company at PROCON’s March report (based on 2011 numbers).

According to ANATEL’s ranking, in 2012 Vivo managed to continue as the top telecommunications mobile company in Brazil by having the smallest complaint ratio, as well as reaching number 1 position in regards to Attendance Performance Index (IDA) – the company placed best in 43 out of 44 months of evaluation. Similar results were reported by SINDEC (National System of Consumer Protection Information), which gathers information of Procons from all over the country and that showed a 7.2% complaints reduction in comparison to the previous year. Not enough, it has the best KPIs among its competitors as stated by the second edition of the project “Consumer Defense Public Indicators”, published by Ministry of Justice. Furthermore, it was considered the company with the best resolution rate in relation to other players in the telecom industry reaching 83.7%, as well as the operator with the highest level of forum agreements with 80.1%.

All these results were supported by Telefônica Brasil actions towards quality and expansion of the customer service channels, aiming to improve customers experience and get closer to their needs, therefore keeping its leadership position in the telecom market.

Marketing and Sales

During 2012, we integrate channels to offer standardized solutions and customer service along with innovation and best practices for the sale of fixed and mobile services.

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

•
Online Store: currently offers mobile services to clients with home delivery, payment in installments and different prices of handsets. In 2012, we launch a new online store covering all the services portfolio of fixed and mobile, and offering improvements in navigation, quality purchase, reduction in SLA, etc. supported by a communications marketing strategy.

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

Our Network

In 2012, the company continued the consolidation of a robust network, capable of delivering to the customer its expectation. Advanced in the migration of TDM to NGN core, reaching 41.1% of fixed traffic, modernization  of switches and  adaptation of the infrastructure of datacenters. For example, we began of the implementation of project that exchange optical cabinets (ARO) for MSAN.

The FWT is the result of the integration between the mobile and the fixed environments and allowed the company to explore the fixed telephony service in regions outside São Paulo region. It grew more than 500% in 2012.

During 2012, the number of broadband accesses in the fixed network increased by 300,000 customers. The company´s portfolio related to xDSL broadband products includes speeds from 250 kbps to 25Mbps. The product “Banda Larga Popular”, which is an initiative of the state of São Paulo, provides broadband at affordable prices to low-income population, with speeds that range from 250 kbps to 1Mbps. Last year, the product reached 1 million and 200 thousand clients. The company also offers broadband services provided via coaxial cable, with speeds that range from 8 Mpbs to 100 Mbps.

Using the platform called DLM ASSIA, which improves the diagnosis and stability of our customers and to increase the index of assertiveness in recommending upgrade speed, were performed more than 300,000 upgrades for 2012, thus seeking the loyalty of the customer base and increase the revenue.

Another important characteristic of the network is the availability of FTTH, the most advanced optical fiber broadband technology available. It allows the use of data rates until 200Mbps. By the end of 2012, the company had over 115 thousand clients using this technology. From these, five thousand customers also use the IPTV service — a system through which television services are delivered using the Internet Protocol.

In 2012, the “Vivo Speedy” service reached 3.85 million customers. The service is provided using xDSL, optic fibers and coaxial cables.

In 2011, we launched the HSPA+ technology, commercially known as 3GPlus, working across our 3G network. This technology was commercially launched in November, 2011 in São Paulo (and  its extended  metropolitan area with area code 11). In 2012, the service was extended to national coverage 3G. The 3G Plus allowing customers who have compatible terminals to achieve even higher transmission rates, reaching up to three times the value of traditional 3G’s rate.

During the year 2012, we continue to expand strongly our 3G network, reaching around 3100 municipalities or 86.21% of the population covered by this technology. With 2G technology  reaching 3,740 municipalities or about 90.96% of the population at the end of 2012

Our advanced network management technology ensures global management and supervision of all our network processes and network performance. The network management centers are located in São Paulo, Brasilia and Minas Gerais. These centers monitor all regions of the country, but with different functions.

The network management center of São Paulo monitors the critical network operational parameters of the countrywide transmission backbone, IP networks and broadband networks. The network management center in Brasília monitors the critical operational parameters of core networks and services platforms. The network management center in Minas Gerais monitors the critical operational parameters of the access network (radio network) and infrastructure. These centers are able to identify abnormalities in both our network and in third-part networks, using failure and signaling monitoring systems. In addition, quality and service standards are constantly monitored. The network management centers are integrated with maintenance and operations teams that maintain and operate cellular network elements, as well as cellular infrastructure and transmission, in addition to the radio network elements and computing bases, service platforms and communications backbones.

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

Bill and Keep

ANATEL adopted partial “Bill and Keep” rules for interconnection charges in July 2003. The rules provided that an SMP operator paid for the use of another SMP operator’s network in the same registration area only if the traffic carried from the first operator to the second exceeded 55% of the total traffic exchanged between them. In that case, only those calls that surpassed the 55% level were subject to payment for network usage. Under Resolution No. 438 published in 2006, ANATEL eliminated the rule of the partial “Bill and Keep.” The current rule is “full billing,” in which the SMP operator pays the entire call termination fee of the other mobile network. The rule of the partial “Bill and Keep” was maintained between SMP and SME (trunking) networks.

On May 7, 2012, ANATEL approved a change in the interconnection service to a partial Bill and Keep model through the end of 2013 and an integral Bill and Keep model beginning in 2014.

On November 12, 2012, the Brazilian government published Resolution No. 600/2012 approving the General Competition Plan, or PGMC, which introduced the study of relevant markets in Brazil and applied asymmetric measures to the companies considered to have significant market power. It focused on the wholesale market, introducing new obligations regarding network desegregation, infrastructure sharing and interconnection. Particularly with regard to interconnection, the PGMC introduced a new tariff reduction schedule for use of mobile networks for 2014 (75% of value of 2013) and 2015 (50% of 2013), and programming the adoption of the RIC model in 2016. In terms of balancing traffic model, the PGMC kept the full Bill and Keep model with operators that have significant market power and established a partial Bill and Keep model with operators without significant market power through 2016, at which time all operators will follow the full Bill and Keep model.

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

Wireless Device Sales

Through our stores and authorized dealers we sell only GSM and WCDMA devices such as handsets, smartphones, broadband USB modems and netbooks that are certified to be compatible with the Vivo network and service. We have special offers on smartphones, USB modems and other data devices for customers of bundled packages. Our current handset suppliers are Motorola, LG, Samsung, Nokia, Sony, Alcatel, ZTE, HTC, Apple, BlackBerry and Huawei.

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

Fraud Detection and Prevention

In 2012, we consolidated efforts to reach our target for reduction of amounts and financial loss expenses for our operations related to fraud in mobile operations, reaching a 20.1% reduction compared to the previous year.

During 2012, we continued our work in combating the two main types of fraud, as follows:

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

For mobile operations in identifying fraud, we had a decrease of 86.1% compared to expenses in the previous year and we had a decrease of 16.4% in subscription fraud compared to our 2012 budget.  In 2012, we had a decrease of 7.7% in costs with fraud, compared to the amount budgeted for the year.

Disclosure Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act

Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 added Section 13(r) to the Exchange Act. Section 13(r) requires an issuer to disclose in its annual or quarterly reports filed with the SEC whether the issuer or any of its affiliates has knowingly engaged in certain activities, transactions or dealings with the Government of Iran, relating to Iran or with designated natural persons or entities involved in terrorism or the proliferation of weapons of mass destruction during the period covered by the annual or quarterly report. Disclosure is required even when the activities were conducted outside the United States by non-U.S. entities and even when such activities were conducted in compliance with applicable law.

The following information is disclosed pursuant to Section 13(r). None of these activities involved U.S. affiliates of Telefónica.

Roaming Agreements

Various subsidiaries of our controlling shareholder, Telefonica S.A., have entered into roaming agreements with Iranian telecommunication companies. Pursuant to such roaming agreements these subsidiaries’ customers are able to roam in the particular Iranian network (outbound roaming) and customers of such Iranian operators are able to roam in Telefonica S.A.’s relevant subsidiary’s network (inbound roaming). For outbound roaming, these subsidiaries pay the relevant Iranian operator roaming fees for use of their network by our customers, and for inbound roaming the Iranian operator pays the relevant subsidiary roaming fees for use of our network by its customers.

Telefonica Brasil S.A. and Vivo S.A. do not have any contractual relationship with  these Iranian operators; however, as part of the Telefonica Group, they adhere to the roaming agreements with Telefonica S.A.’s subsidiaries described below.

Telefonica S.A.’s subsidiaries were party to the following roaming agreements with Iranian in 2012:

(1)
Telefónica Móviles España (“TME”), Telefonica S.A.’s Spanish directly wholly-owned subsidiary, has respective roaming agreements with (i) Mobile Telecommunication Company of Iran (“MTCI”), (ii) MTN Irancell (“Irancell”), (iii) Telecommunication Kish Company (“TKC”) and (iv) Taliya (“Taliya”).

During 2012, TME recorded the following revenues related to these roaming agreements: (i) 182,564 euros from MCI, (ii) 3,325 euros from Irancell, (iii) none from TKC and (iv) none from Taliya.

TME also holds a Roaming Hub through its 55% directly-owned subsidiary, Link2One, a.e.i.e. (“L2O”). Under this agreement, L2O provides a roaming hub service to Irancell enabling the latter to maintain a relationship with other members of the hub. Some members of the hub are also entities of the Telefónica Group. Under this roaming hub service, for 2012, L2O has billed Irancell 115,462 euro but as of the date of this Annual Report TME has not yet received payment.

(2)
Telefónica Germany GmbH & Co. OHG (“TG”), Telefonica S.A.’s German 76.83% indirectly-owned subsidiary, has a roaming agreement with MCI. TG recorded 220,714 euros in roaming revenues under this agreement in 2012.

(3)
Telefónica 02 Ireland Limited (“TIR”), Telefonica S.A.’s Irish directly wholly-owned subsidiary, has a roaming agreement with MCI. TIR recorded 1,459 euros in roaming revenues under this agreement in 2012.

(4)
Telefónica Czech Republic, a.s. (“TCR”), Telefonica S.A.’s Czech 69.41% indirectly-owned subsidiary, has a roaming agreement with MCI. TCR recorded 29,629 euros in roaming revenues under this agreement in 2012.

(5)	Telefónica UK Ltd (“TUK”), Telefonica S.A.’s English directly wholly-owned subsidiary, has a roaming agreement with Irancell. TUK recorded 131 euros in roaming revenues under this agreement in 2012.

(6)
Pegaso Comunicaciones y Sistemas, S.A. de C.V. (“TUK”), Telefonica S.A.’s Mexican directly wholly-owned subsidiary, has a roaming agreement with Irancell. TUK recorded US$46 in roaming revenues under this agreement in 2012.

The net profit recorded by Telefonica S.A.’s subsidiaries pursuant to these agreements did not exceed the related revenues recorded threunder.

The purpose of all of these agreements is to provide Telefonica Group’s customers with coverage in areas where the Group does not own networks. For that purpose, Telefonica S.A.’s subsidiaries intend to continue maintaining these agreements.

International Carrier Agreement

Telefónica International Wholesale Services, S.L. (“TIWS”), Telefonica S.A.’s Spanish indirectly wholly-owned subsidiary, has entered into an international carrier agreement with Telecom Infrastructure Company of Iran (“TICI”).

Pursuant to this agreement, both companies interconnect its networks to allow for international exchange of traffic. TIWS recorded 4,885 euros in revenues under this agreement in 2012. The net profit recorded by TIWS pursuant to this agreement did not exceed such revenues.

The purpose of this agreement is to allow exchange of international traffic. Consequently TIWS intends to continue maintaining this agreement.

C.	Organizational Structure

On December 31, 2012, our voting shares were controlled by three major shareholders: SP Telecomunicações Participações Ltda. with 50.47%, Telefonica S.A. with 25.68% and Telefônica Internacional S.A. with 15.43%. Telefónica Internacional is the controlling shareholder of SP Telecomunicações and, consequently, holds directly and indirectly 43.36% of our common shares and 38.78% of our preferred shares. Telefónica Internacional is a wholly owned subsidiary of Telefônica, S.A. of Spain.

Subsidiaries

A. TELECOM S.A. (formerly Assist Telefônica) is our wholly owned subsidiary. A. TELECOM was formed in Brazil on October 29, 1999, and it is engaged primarily in providing telecommunications and data services and internal telephone network maintenance for customers. The principal services are as follows: (i) digital condominium which is a value-added service for commercial buildings, integrated solution for equipment and services for voice transmission, data and images on commercial buildings under a Building Local Exchange Carrier (“BLEC”) model; (ii) installation, maintenance, exchange and extension of new points of internal telephony wire in companies and dwellings under a basic plan of maintenance (BPM); and (iii) provision of free ISP service under the brand name “I-Telefônica.” In addition, on December 30, 2004, we entered into a transaction to acquire indirect control of Atrium Telecomunicações Ltda. The transaction was approved by our shareholders on January 19, 2005. The acquisition was carried out through the purchase of the total share capital of Santo Genovese Participações Ltda., which held 99.99% of the representative share capital of Atrium. On March 1, 2006 then-subsidiary Santo Genovese Participações Ltda., having merged into its subsidiary Atrium Telecomunicações Ltda., was acquired by A. TELECOM S.A. and both Santo Genovese Participações Ltda. and Atrium Telecomunicações Ltda. ceased to exist. A. TELECOM remained a wholly owned subsidiary of Telefônica Brasil, and began carrying out the activities formerly performed by Atrium. See “—B. Business Overview—Overview.”

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

Vivo is a company that provides mobile services in the states of Acre, Alagoas, Amapá, Amazonas, Bahia, Ceará, Espírito Santo, Goiás (also encompassing the area of Distrito Federal, or the Federal district), Maranhão, Mato Grosso, Mato Grosso do Sul, Pará, Paraíba, Paraná, Pernambuco, Piauí, Rio de Janeiro, Rio Grande do Norte, Rio Grande do Sul, Rondônia, Roraima, Santa Catarina, São Paulo, Sergipe, Tocantins and Minas Gerais. See “—A. History and Development of the Company.”

Ajato Telecomunicações Ltda. The corporate purpose of Ajato Telecommunications Ltd is to provide telecommunications and IT services, access to telecommunications network, internet and radio, including telemarketing, image and data services, trade lease, import, export, maintenance and repair for those equipment.

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

Lemontree Participações S.A.’s business purpose is to hold equity interest in other companies, which are engaged in providing cable and pay-TV services, telecommunications services in general, the production, purchase, licensing, import and distribution of television programs, either its own or third parties’, spare parts and equipment, management, updating and exploitation of telecommunications and pay-TV services platforms, and data management and trading.

Comercial Cabo TV Săo Paulo S.A.’s business purpose is to provide cable and pay-TV services, advisory and consultancy services in telecommunications in general, to produce, purchase, license, import and distribute television programs, either its own or third parties’, spare parts and equipment, manage, update and exploit telecommunications and pay-TV service platforms, and to engage in all types of marketing and advertisement.

Associated Companies

Since June 30, 2000, we have consolidated under the Brazilian Corporate Law Method, and since January 1, 2009, under IFRS, the operations of Aliança Atlântica Holding B.V., an investment company incorporated under the laws of the Netherlands, that had as its main asset a 0.61% interest in the equity capital of Portugal Telecom, which was disposed of in June 2010. As of December 31, 2012, we held a 50% share ownership in Aliança Atlântica Holding B.V. and Telefónica S.A. held the remaining 50%. Aliança Atlântica Holding B.V. is currently in the process of liquidation and, as a result, its remaining assets are being appraised.

Furthermore, since December 31, 2003, we have also consolidated under the Brazilian Corporate Law Method, and since January 1, 2009, under IFRS, our investment under proportional consolidation in Companhia AIX de Participações, or AIX. At December 31, 2012, we held a 50% share ownership in AIX and Telemar Participações S.A. held the remaining 50%. AIX was formed in 2001 to explore, directly and indirectly, activities related to the execution, conclusion and commercial exploitation of underground cables to fiber optic. See Note 1 to the consolidated financial statements included in this annual report starting at page F-12. We also consolidate on a proportionate consolidate, as required under the Brazilian Corporate Law Method and under IFRS, Companhia ACT de Participações, in which we hold a 50% interest.

From January 1, 2013 with the entry into force of IFRS 11, we will present all these investments in affiliates ("associates") in our consolidated financial statements by the equity method.

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

Our properties are located throughout the State of São Paulo. At December 31, 2012, we used 2,174 properties in our operations, 1,414 of which we own, and we have entered into standard leasing agreements to rent the remaining properties.

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

As of December 31, 2012, our subsidiary Vivo had 206 cellular switches and other equipment installed in 57 owned spaces, 10 leased spaces and 26 shared spaces. We lease most of the sites in which our cellular telecommunications network equipment is installed. The average term of these leases is five years (subject to renewal for additional five-year terms) and ten years in the Northeast. Our 27,044 base stations and other network equipment are installed in cell sites, administrative buildings and administrative facilities. In addition, our subsidiary owns 13 administrative building and we lease 35 administrative areas, 14 kiosks and 303 retail stores.

At December 31, 2012 the net book value of our property, plant and equipment amounted R$17.6 billion (R$17.2 billion at December 31, 2011).

ITEM 4A.	UNRESOLVED STAFF COMMENTS

We received comments from the Staff of the SEC relating to our Annual Report on Form 20-F for the year ended December 31, 2010, and to the Form 6-K filed on August 14, 2012 for  the six months ended June 30, 2012.  As of the date of filing of this Annual Report, Staff comments regarding the accounting treatment of certain transactions entered into in 2010, 2011 and 2012, pursuant to which we assigned the right to operate and sold certain towers to  third parties, and agreed to share the use of such towers thereafter, remain unresolved.  We believe the transactions have been properly accounted for and we are working with the staff to resolve their comments.

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

Brazilian Political and Economic Environment

The Brazilian economy has experienced different rates of growth this decade. According to IBGE, the Brazilian GDP expanded 1% in 2012, compared to 2.7% in 2011.

Consumer prices, as measured by the IPCA, registered a variation of 5.8% in 2012. Accordingly, growth in consumer prices was higher than the inflation target established by the Central Bank, of 4.5%. In 2010 and 2011, the variations of IPCA were 5.9% and 6.5%, respectively. Inflation, as measured by the General Price Index, or the IGP-DI, calculated by Fundação Getúlio Vargas, which includes wholesale, retail and home-building prices, increased 11.3% and 5% in 2010 and 2011, respectively. In 2012, the IGP-DI increased 8.1%.

As a result of the deceleration of inflation and of the economic activity, Central Bank reduced the basic interest rate during 2012. As a result, the SELIC rate decreased to 7.25% by the end of 2012, from 11% in 2011.

Brazil finished 2012 with a trade balance surplus of US$ 19.4 billion, compared to US$ 29 billion in 2011. Exports decreased by 13.5% to US$ 242 billion, and imports decreased 24.5% to US$ 223 billion. Financial inflows into the country increased, with foreign direct investments of US$ 65.3 billion, compared to US$66.7 billion in 2011. Portfolio investments decreased to US$ 8.3 billion in 2012, in comparison to US$ 35.3 billion in 2011. The positive performance of external accounts allowed international reserves to increase by US$ 26.6 billion to the record level of US$378.6 billion.

Despite the worsening in domestic economic data, such as inflation, external accounts, and interest rates, increased risk aversion in the international capital markets led to a lower country risk in 2012. The J.P. Morgan Emerging Markets Bond Index Plus (EMBI + Brazil), which tracks total returns for traded external debt instruments in the emerging markets, decreased to 142 basis points by the end of 2012 from 180 basis points at the end of 2011.

Despite this fact, the real depreciated against the U.S. dollar in 2012 by 8.94%. The exchange rate on December 31, 2012 was R$2.044/US$1.00, from R$1.876/US$1.00 on December 31, 2011.

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

The table below shows the Brazilian general price inflation (according to the IGP-DI, IPCA and the IST) for the years ended December 31, 2008 through 2012:

	Inflation Rate (%) as Measured by IGP-DI(1)	Inflation Rate (%) as Measured by IPCA(2)	Inflation Rate (%) as Measured by IST(3)
December 31, 2012	8.1	5.8	4.9
December 31, 2011	5.0	6.5	4.9
December 31, 2010	11.3	5.9	5.6
December 31, 2009	(1.4)	4.3	2.1
December 31, 2008	9.1	5.9	6.6

(1)	Source: IGP-DI, as published by the Fundação Getúlio Vargas.

(2)	Source: IPCA, as published by the Instituto Brasileiro de Geografia e Estatística.

(3)	Source: IST, as published by the Agência Nacional de Telecomunicações.

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

A series of new regulations became effective in 2012. See “Item 4. Information on the Company—B. Business Overview.” The most important among these regulations were:

•	Resolution no 581/2012 – Regulation of SeAC

•	Resolution no 582/2012 – Model Authorization Form SeAC

•	Resolution no 586/2012 – Regulation of AICE

•	Resolution no 588/2012 – Network Payment Regulation STFC

•	Resolution no 589/2012 – Regulation of Administrative Sanctions

•	Resolution no 590/2012 – Regulation of EILD

•	Resolution no 596/2012 – Regulation of Fiscalization

•	Resolution no 598/2012 – Regulation of Universal Service Obligations

•	Resolution no 600/2012 – Regulation of PGMC

•	Resolution no 604/2012 – Regulation for Successive Calls

We expect the following issues to become effective as new regulations or to be subject of one or more Public Notices in 2013, with an exact timeline yet to be determined by ANATEL.

•	New Regulation of STFC

•	New Regulation of SCM

•	RGQ STFC

•	Regulation of Rural Area Service

•	Review of the Regulation of Infrastructure Sharing

•	Review of Regulation of TUPs

•	New Regulation of SMP

•	Public Consultation of the Fator X

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

On December 31, 2012, 19.92% of our R$7.967 billion of financial indebtedness was denominated in U.S. dollars and UMBNDES. See Note 18 to the Consolidated Financial Statements. Devaluation of the real causes exchange losses on foreign currency-denominated indebtedness and commitments and exchange gain on foreign currency-denominated assets and corporate stakes in foreign companies.

We use derivative instruments to limit our exposure to exchange rate risk. Since September 1999, we have hedged all of our foreign currency-denominated bank debt using swaps. Since May 2010, the company began using net balance coverage, which is the coverage for net positions in foreign exchange exposures, or assets (issued invoices) minus liabilities (received invoices) for foreign exchange exposures, substantially reducing the company’s risk to fluctuations in exchange rates. However, we remain exposed to market risk resulting from changes in local interest rates, principally the CDI – Certificate of Interbank Deposits (Certificado de Depósito Interbancário), which is an index based upon the average rate of operations transacted among the banks within Brazil). This exposure to the CDI is present in long derivatives positions and financial investments, which are indexed to percentages of the CDI. Substantially, most of our debt is exposed to long term interest rates. On December 31, 2012, R$2.912 billion of our indebtedness was subject to the variations of the TJLP, which remained stable since July 2009, and R$1.587 billion was subject to the variation of the U.S. dollar and UMBNDES. However, the portion in U.S. dollars of our foreign currency debt is swapped under hedging arrangements for variable-rate real-denominated obligations based on the CDI. We invest our excess cash mainly in short-term instruments that earn interest based on the CDI. See Note 36 to the Consolidated Financial Statements and “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

Since we have foreign currency derivatives with notional amounts substantially equivalent to our borrowings and invoices issued and received denominated in foreign currency, we do not have material exchange rate exposure with respect to these contracts. However, we could still continue to have exchange rate exposure with respect to our planned capital expenditures, approximately 17.4% of which are indexed in foreign currencies (mostly U.S. dollars). We systematically monitor the amounts and time of exposure to exchange rate fluctuations and may contract for hedging positions, when appropriate, at our discretion.

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

Accounting for long-lived assets, including goodwill

Property, plant and equipment and intangible assets, other than goodwill, are recorded at acquisition cost. Property, plant and equipment and intangible assets with definite useful lives are depreciated or amortized on a straight-line basis over their estimated useful lives. Intangible assets with indefinite useful lives, including goodwill, are not amortized, but are, instead, subject to an impairment test on a yearly basis and whenever there is an indication that such assets may be impaired.

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

Impairment of nonfinancial assets

An impairment loss exists when the accounting value of an asset or cash-generating unit exceeds its recoverable amount, which is the higher between the fair value less selling costs and the value in use. The estimated fair value less selling costs is based on the information available from transactions involving the sale of similar assets or the market price less additional costs regarding the disposition of such asset. The value in use is based on the model of discounted cash flow. Cash flows are derived from the budget and do not include activities of reorganization for which the company has not yet been committed or significant future investments that will improve the group of assets of the cash-generating unit subject to the test. The recoverable amount is sensitive to the discount rate used in the method of discounted cash flows as well as to the projected future cash flow and the expected future growth rate used for the purposes of determining terminal value. Furthermore, additional factors, such as technological obsolescence, the suspension of certain services and other circumstantial changes are taken into account.

Post-retirement benefit plan

The cost of defined benefit retirement plans and other post-employment medical care benefits and the present value of pension obligations are determined using actuarial valuation methods. The actuarial valuation methods involves the use of assumptions about discount rates, expected return rates of assets, expected future salary increases, mortality rates, health care costs trend rates and future increases in retirement benefits and pensions. The obligation of a defined benefit is highly sensitive to changes in these assumptions. All assumptions are reviewed at each year-end. The mortality rate is based on mortality tables available in the country. Future increases in wages and retirement benefits and pensions are based on expected future inflation for Brazil.

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

The Company and subsidiaries evaluate the recoverability of deferred tax asset based on estimates of future results. This recoverability ultimately depends on the ability of the company and subsidiaries to generate taxable profits over the period in which the temporary difference is deductible. The analysis considers the reversal period of deferred tax liabilities, as well as estimates of taxable profits, based on updated internal projections reflecting the latest trends.

Determining the proper classification of the tax items depends on several factors, including an estimate of the period and the realization of the deferred tax asset and the expected date of payments of these taxes. The actual flow of receipt and payment of income tax could differ from estimates made by the company and subsidiaries, as a result of changes in tax laws or of unexpected future transactions that may impact tax balances.

Provisions for tax, labor, civil and regulatory proceedings

We record provisions for tax, labor, civil and regulatory claims. The assessment of the likelihood of loss includes assessing the available evidence, the hierarchy of laws, the available jurisprudence, the most recent court decisions and its materiality in the legal system as well as the evaluation of the case by external counsels. Provisions are reviewed and adjusted to take into account changes in circumstances such as the applicable prescriptive period, results from tax inspections or additional exposure identified based on newly issued court decisions. A significant change in these circumstances or assumptions could result in a corresponding increase or decrease the amount of our provisions.

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

•	Interconnection charges

•	Interconnection charges (or network usage charges) are amounts we charge other cellular and fixed-line service providers for the use of our network;

•	Pay TV

•	Includes cable TV services, through satellite, cable or MMDS technology (multichannel multipoint distribution service);

•	Sale of goods and equipment

•	The sale of wireless devices and accessories; and

•	Other Services

•	Other services include integrated solution services offered to residential and corporate clients, such as Internet access, private network connectivity and leasing of computer equipment, and

•	Other telecommunications services such as extended service, detects, voice mail, cellular blocker, among others.

Results of Operations

The following table sets forth certain components of our net income for each year ended December 31, 2012, December 31, 2011 and December 31, 2010 as well as the percentage change of each component. The Company acquired 100% of shares of Vivo Participações amounting to R$31.2 billion. See Note 1 and Note 4 to our consolidated financial statements. The Company’s consolidated financial statements include Vivo Participações and Vivo as of April 1, 2011. Vivo Participações and Vivo were included in the company’s consolidated financial statements through the full consolidation method.

Because Vivo Participações and Vivo are included in our financial statements for nine months in 2011, our results of operations in 2012 are not fully comparable with our results of operations in 2011 and 2010. We have made certain changes to our accounting criteria and elected to apply these changes retroactively to part of our financial statements for the years 2011and 2010 to make them comparable to our 2012 financial statements. Implementation of these accounting changes did not create any difference for our results of operations or shareholders’ equity.

	Year ended December 31,			Percent change	Percent change
	2012	2011	2010	2012-2011	2011-2010
	(in millions of reais)
Net operating revenue	33,931.4	29,128.7	15,798.3	16.5%	84.4%
Cost of services and goods	(16,564.4)	(15,039.7)	(8,844.8)	10.1%	70.0%
Gross profit	17,367.0	14,089.0	6,953.5	23.3%	102.6%
Operating expenses:
Selling	(8,693.7)	(6,948.2)	(2,964.6)	25.1%	134.4%
General and administrative	(2,148.4)	(1,785.6)	(738.9)	20.3%	141.7%
Other operating revenues, net	687.4	442.2	312.4	55.5%	41.5%
Total operating expenses, net	(10,154.7)	(8,291.6)	(3,391.1)	22.5%	144.5%
Equity in earnings (losses) of associates	-	–	2.9	-	(100.0)%
Operating income before financial expense, net	7,212.3	5,797.4	3,565.3	24.4%	62.6%
Net financial expenses	(290.8)	(139.7)	(120.7)	108.2%	15.7%
Net income before income and social contribution taxes	6,921.5	5,657.7	3,444.6	22.3%	64.2%
Income and social contribution taxes	(2,469.3)	(1,295.5)	(1,045.8)	90.6%	23.9%
Net income	4,452.2	4,362.2	2,398.8	2.1%	81.8%
Net income attributable to:
Shareholders of company	4,453.6	4,355.3	2,398.8	2.3%	81.6%
Noncontrolling interests	(1.4)	6.9	–	(120.3%)	100.0%
Net income for year	4,452.2	4,362.2	2,398.8	2.1%	81.8%

Net Operating Revenue

Net operating revenues increased by 16.5% to R$33,931.4 million in 2012 from R$29,128.7 million in 2011 mainly due to an increase in the voice service revenue, internet services consumption and use of messages. Net operating revenues increased by 84.4% to R$29,128.7 in 2011 from R$15,798.2 million in 2010. The increase in 2011 reflects the consolidation of R$13,728.1 million of net operating revenues attributable to Vivo and Vivo Participações for the months of April through December 2011. Our net operating revenues excluding Vivo and Vivo Participações decreased by 2.5% to R$15,400.6 million in 2011, from R$15,798.2 million in 2010, primarily due to the reduction in the traffic originated by fixed-line and to the lower fixed-voice customer base, partially offset by the increased international long-distance revenue in comparison to 2010.

Capital Expenditures (Capex)

In 2012, the company invested R$6,117.1 million in projects that sustain its current annual results and position the company for competitive environment in the medium term representing an increase of 6.5% compared to 2011. As a percentage over net operating revenues the ratio was from 18.5% in 2011 to 18% in 2012. A significant portion of resources was allocated to allow growth quality in our services. The investments in quality maintenance and expansion of our client base represented 87% of the total amount invested by us in 2012 (excluding the purchase of new licenses).

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

In 2013, as already announced through a material fact on March 7, 2013, Telefonica Brasil will invest R$5.7 billion, excluding licenses and mergers and acquisitions, in line with the Company’s strategy of ensuring quality in service provision.

Results of Operations for the Year Ended December 31, 2012 Compared to the Year Ended December 31, 2011

Operating Revenue

Our gross operating revenue is presented net of discounts granted.

Our gross operating revenue increased 16.7% to R$50,278.8 million in 2012 from R$43,073.1 million in 2011, impacted by increase in telephony services and data transmission and value added services. The variations are explained as follows:

	Year ended December 31,		Percent change
	2012	2011	2012-2011
	(in millions of reais)
Telephony services	26,555.1	24,254.2	9.5%
Data transmission and value added services	14,389.8	10,929.3	31.7%
Interconnection charges	4,453.4	3,785.0	17.7%
Pay TV	805.3	865.4	(6.9%)
Sale of goods and equipment	2,792.6	2,135.2	30.8%
Other services	1,282.6	1,104.1	16.2%
Gross operating revenue	50,278.8	43,073.2	16.7%
Value-added and other indirect taxes	(16,347.4)	(13,944.5)	17.2%
Net operating revenues	33,931.4	29,128.7	16.5%

Telephony services. There was an increase of R$2,300.9 million in revenue from telephony services, or 9.5%, explained by the increase in voice services revenue. The continued growth of prepaid recharges and increased in postpaid plans “Live Unlimited” part of that evolution.

Data transmission and value added services: Revenue from data transmission and value added services increased to R$3,460.5 million, or 31.7% compared to 2011. This increase is a result of a significant increase in our customer base in the data access services, mainly due to strong performance in the corporate segment.

Interconnection charges: Revenue from interconnection charges increased to R$668.4 million, a 17.7% increase in relation to 2011. This variation is mainly related to a rise in traffic of incoming calls to fixed lines especially mobile originated, as well as mobile to mobile calls.

Pay TV. Revenue from Pay TV totaled R$805.3 million in 2012, a decrease of 6.9% in the Pay TV’s gross revenue in relation to 2011. This variation is mainly due to the reduction in the commercial activity due to the launching on the new IPTV platform.

Sale of goods and equipment: Revenue from the sale of goods and equipment in 2012 totaled R$657.4 million, an increase of 30.8% compared to 2011. The variation in 2012 is mainly a result of the increase in the sale of smartphones, a growth of postpaid customers over the course of the year and as a result of the charge in the sales model for SME segment and foreign exchange. Revenues from sales of wireless devices and accessories are reported before commissions and promotional discounts, and include value-added taxes. In general, the purpose of wireless device sales is to encourage growth in customers and traffic (and not necessarily to generate profits). Accordingly, we subsidize part of the costs of wireless devices for post-paid customers.

Others services: Revenues from other services totaled R$178.5 million, an increase of 16.2% compared to 2011. This increase is mainly a result of higher revenues from providing integrated solutions for the corporate segment.

Cost of Services and Goods

The following table sets forth the components of our costs of services and goods sold for 2012 and 2011, as well as the percentage change from the previous year.

	Year ended December 31,		Percent change
	2012	2011	2012-2011
	(in millions of reais)
Cost of goods sold	(1,801.9)	(1,284.3)	40.3%
Depreciation and amortization	(4,132.4)	(3,582.6)	15.3%
Outside services and other	(3,379,6)	(2,923.4)	15,6%
Interconnection charges	(4,012.1)	(4,537.1)	(11.6%)
Rent, insurance, condominium fees, and leased lines	(968.7)	(910.5)	6.4%
Personnel	(459.7)	(380.1)	20.9%
Taxes and concession renewal fees	(1,810.0)	(1,421.7)	27.3%
Cost of services and goods	(16,564.4)	(15,039.7)	10,1%

Cost of services and goods increased by 10.1% to R$16,564.4 million in 2012 from R$15,039.7 million in 2011. The variations are explained as follows:

Cost of goods sold: Cost of wireless devices and accessories increased by 40.3% to R$1,801.9 million in 2012, from R$1,284.3 million in 2011. The increase in 2012 was mainly due to the increased sales of smartphones, which is linked to higher sales of postpaid and data plans, exchange and because of the change in the sales model for corporate segment.

Depreciation and amortization: Depreciation and amortization expenses increased by 15.3% to R$4,132.4 million in 2012, from R$3,582.6 million in 2011. The increase in 2012 was mainly due to investments in transmission infrastructure and network.

Outside services and other: Cost of third-party services and other increased by 15.6% to R$3,379.6 million in 2012, from R$2,923.4 million in 2011, mainly due to network maintenance and pay TV content.

Interconnection charges: Interconnection charges decreased by 11.6% to R$4,012.1 million in 2012, from R$4,537.1 million in 2011. The decrease in 2012 is mainly due to a decrease in the use of network for fixed-mobile traffic.

Rent, insurance, condominium fees, and leased lines: Rent, insurance, condominium fees, and leased lines increased by 6.4% to R$968.7million in 2012, from R$910.5 million in 2011. The increase in 2012, was mainly due to expansion of 3G coverage.

Personnel: Personnel expenses increased by 20.9% to R$459.7 million in 2012, from R$380.1 million in 2011. The increase in 2012 was mainly explained by the collective wage increase granted in the period.

Taxes: Taxes increased by 27.3% to R$1,810.0 million in 2012, from R$1,421.7 million in 2011. The increase in 2012 was primarily attributable to growth of the customer base, reflecting the increase in Fistel spending.

Operating Expenses

The following table sets forth the components of our operating expenses for each of the years ended December 31, 2012 and 2011, as well as the percentage change from the prior year.

	Year ended December 31,		Percent change
	2012	2011	2012-2011
	(in millions of reais)
Selling expenses	(8,693.7)	(6,948.2)	25,1%
General and administrative expenses	(2,148.4)	(1,785.6)	20,3%
Other net operating income	687.4	442.2	55.5%
Total	(10,154.7)	(8,291.6)	22.5%

Operating expenses increased by 22.5% to R$10,154.7 million in 2012, from R$8,291.6 million in 2011. The increase in 2012 reflects mainly due to an increase in selling expenses.

Selling expenses: Selling expenses increased by 25.1% to R$8,693.7 million in 2012, from R$6,948.2 million in 2011, mainly due to an increase in third party services is due to greater expenses with commissions, resulting from increases in data plans, which have a larger unit fee.

General and administrative expenses: General and administrative expenses increased by 20.3% to R$2,148.4 million in 2012, from R$1,785.7 million in 2011. The increase in 2012 reflects an increase in maintenance along with the opening of the new integrated office of the company.

Other net operating income: The net amount of other operating income increased by 55.5% to R$687.4 million of other revenues in 2012, from R$442.2 million of other revenues in 2011. The increase in 2012 is mainly due to revenue from sales of non-strategic assets in 2012.

Financial Result

For the year-end period ended on December 31, 2012, net financial expenses reached R$290.8 million, increasing by R$151.1 million or 108.18% when compared to the period ended December 31, 2011, mainly due to lower interest income on financial assets and the consolidation of Vivo and Vivo Participações as of April 2011. When compared with the financial expenses of the period ended December 31, 2011 including results of Vivo and Vivo Participações for the first quarter of 2011, net financial expenses for the year-end period ended on December 31, 2012 have increased R$111.3 million or 62.0%.

Income and Social Contribution Taxes

We recorded expenses from income and social contribution taxes in the amount of R$2,469.3 million in 2012, an increase of 90.6% from an expense of R$1,295.5 million in 2011. The increase in 2012 was due to higher income before income and social contribution taxes. The effective rate of income tax and social contribution increased to 35.7% in 2012 compared with 22.9% in 2011, mainly due to lower interest on shareholders’ equity payments made in 2012, which is deductible for income tax purposes.

Results of Operations for the Year Ended December 31, 2011 Compared to the Year Ended December 31, 2010

Operating Revenue

Our gross operating revenue is presented net of discounts granted.

Our gross operating revenue increased 90.5% to R$43,073.2 million in 2011 from R$22,609.1 million in 2010, impacted by the incorporation of Vivo Part and Vivo which we consolidated as of April 1, 2011. Excluding the effect of such acquisition, which totaled R$20,349.8 million, gross operating revenue would be R$22,723.4 million, an increase of  0.5%, or  R$114.3 million, compared to 2010. The variations are explained as follows:

	Year ended December 31,		Percent change
	2011	2010	2011-2010
	(in millions of reais)
Telephony services	24,254.2	15,366.0	57.8
Data transmission and value added services	10,929.3	5,028.4	117.4
Interconnection charges	3,785.0	523.8	622.6
Pay TV	865.4	587.4	47.3
Sale of goods and equipment	2,135.2	166.5	1,182.4
Other services	1,104.1	937.0	17.8
Gross operating revenue	43,073.2	22,609.1	90.5
Value-added and other indirect taxes	(13,944.4)	(6,810.8)	104.7
Net operating revenues	29,128.7	15,798.3	84.4

Telephony service. Excluding the consolidation effect of Vivo Participações and Vivo in the amount of R$9,237.8 million, there was a decrease of R$349.6 million in the revenue, or, 2.3%, explained by the reduction in the traffic originated by fixed-line and to the lower fixed-voice customer base, partially offset by the increased international long-distance revenue in comparison to 2010.

Data transmission and value added services: Excluding the consolidation effect of Vivo Participações and Vivo in the amount of R$5,421.0 million, the variation in 2011 totaled R$479.9 million, an increase of 9.5% compared to 2010. This growth is explained by a significant increase in customer base in the data access services, mainly due to strong performance in the corporate segment.

Interconnection charges: Excluding the consolidation effect of Vivo Participações and Vivo in the amount of R$3,375.9 million, the variation in 2011 totaled R$409.1 million, which was a drop of 21.9% in relation to 2010 This variation is mainly related to reduction in incoming traffic, given the concentration in selling efforts by the operators for stimulating the on-net mobile traffic.

Pay TV. Revenue from Pay TV in 2011 totaled R$865.4 million, an increase of 47.3% in the Pay TV’s gross revenue in relation to 2010. This variation is related to consolidation of TVA’s pay TV business results from the second quarter of 2011.

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

Others services: Excluding the consolidation effect of Vivo Participações and Vivo  in the amount of R$31.4 million, the variation in 2011 registered R$135.7 million, an increase of 14.5% compared to 2010. This growth is mainly explained by the increased revenues from the supply of integrated solutions to the corporate segment.

Cost of Services and Goods

The following table sets forth the components of our costs of services and goods sold for 2011 and 2010, as well as the percentage change from the previous year.

	Year ended December 31,		Percent change
	2011	2010	2011-2010
	(in millions of reais)
Cost of goods sold	(1,284.3)	(155.7)	724.9%
Depreciation and amortization	(3,582.6)	(1,687.4)	112.3%
Outside services and other	(2,923.4)	(1,860.4)	57.1%
Interconnection charges	(4,537.1)	(4,176.7)	8.6%
Rent, insurance, condominium fees, and leased lines	(910.5)	(364.3)	149.9%
Personnel	(380.1)	(257.4)	47.7%
Taxes and concession renewal fee	(1,421.7)	(342.9)	314.6%
Cost of services and goods	(15,039.7)	(8,844.8)	70.0%

Cost of services and goods increased by 70.0% to R$15,039.7 million in 2011 from R$8,844.8 million in 2010. The increase in 2011 reflects the consolidation of R$6,678.6 million of cost of services and goods attributable to Vivo and Vivo Participações for the months of April through December 2011. Our cost of services and goods excluding Vivo and Vivo Participações decreased 5.5% to R$8,361.1 million in 2011 from R$8,844.8 million in 2010. The variations are explained as follows:

Cost of goods sold: Cost of wireless devices and accessories increased by 724.9% to R$1,284.3 million in 2011, from R$155.7 million in 2010. The increase in 2011 reflects the consolidation of R$1,178.7 million of cost of goods sold attributable to Vivo and Vivo Participações for the months of April through December 2011. Our cost of goods sold excluding Vivo and Vivo Participações decreased 32.2% to R$105.6 million in 2011 from R$155.7 million in

2010 was mainly due to a decrease in expenses related to maintenance of terminals to access the network, among others.

Depreciation and amortization: Depreciation and amortization expenses increased by 112.3% to R$3,582.6 million in 2011, from R$1,687.4 million in 2010. The increase in 2011 reflects the consolidation of R$1,290.0 million of depreciation and amortization attributable to Vivo and Vivo Participações for the months of April through December 2011. Our depreciation and amortization excluding Vivo and Vivo Participações increased 56.3% to R$2,292.6 million in 2011 from R$1,687.4 million in 2010 mainly due to expenses for higher investments in our network and amortization of licenses on acquisition of Vivo.

Outside services, concession renewal fee and other: Cost of third-party services increased by 57.1% to R$2,923.4 million in 2011, from R$1,860.4 million in 2010. The increase in 2011 reflects the consolidation of R$527.5 million of outside services and other attributable to Vivo and Vivo Participações for the months of April through December 2011. Our outside services and other excluding Vivo and Vivo Participações increased 26.4% to R$2,350.9 million in 2011 from R$1,860.4 million in 2010 was mainly due to network maintenance and purchase of TV content.

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

Rent, insurance, condominium fees, and leased lines: Rent, insurance, condominium fees, and leased lines increased by 149.9% to R$910.5 million in 2011, from R$364.3 million in 2010. The increase in 2011 reflects the consolidation of R$488.7 million of rent, insurance, condominium fees, and leased lines attributable to Vivo and Vivo Participações for the months of April through December 2011. Our rent, insurance, condominium fees, and leased lines excluding Vivo and Vivo Participações increased 15.8% to R$421.8 million in 2011 from R$364.3 million in 2010 mainly due to greater expenses with service fees for use of and towers and poles and insurance.

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

Taxes: Taxes increased by 314.6% to R$1,421.7 million in 2011, from R$342.9 million in 2010. The increase in 2011 reflects the consolidation of R$1,070.1 million of taxes attributable to Vivo and Vivo Participações for the months of April through December 2011. Our taxes excluding Vivo and Vivo Participações increased 2.5% to R$351.6 million in 2011 from R$342.9 million in 2010 mainly due to expenses with the Fust and Funttel taxes, due to the growth in the number of new subscribers.

Operating Expenses

The following table sets forth the components of our operating expenses for each of the years ended December 31, 2011 and 2010, as well as the percentage change from the prior year.

	Year ended December 31,		Percent change
	2011	2010	2011-2010
	(in millions of reais)
Selling expenses	(6,948.2)	(2,964.6)	134.4%
General and administrative expenses	(1,785.6)	(738.9)	141.7%
Other net operating income	442.2	312.4	41.5%
Total	(8,291.6)	(3,391.1)	144.5%

Operating expenses increased by 144.5% to R$8,291.6 million in 2011, from R$3,391.1 million in 2010. The increase in 2011 reflects the consolidation of R$4,492.6 million of operating expenses attributable to Vivo and Vivo Participações for the months of April through December 2011. Our operating expenses excluding Vivo and Vivo Participações increased 12.0% to R$3,799.0 million in 2011 from R$3,391.1 million in 2010 mainly due to an increase in general and administrative expenses.

Selling expenses: Selling expenses increased by 134.4% to R$6,948.2 million in 2011, from R$2,964.6 million in 2010. The increase in 2011 reflects the consolidation of R$3,869.5 million of selling expenses attributable to Vivo and Vivo Participações for the months of April through December 2011. Our selling expenses excluding Vivo and Vivo Participações increased 3.8% to R$3,078.7 million in 2011 from R$2,964.6 million in 2010 mainly due to amortization of trademarks and client portfolio on acquisition of Vivo and an increase in personnel expenses resulting from the consolidation of TVA’s pay TV business and expenses with third-party services, mainly with use of the brand and publicity and advertising.

General and administrative expenses: General and administrative expenses increased by 141.7% to R$1,785.6 million in 2011, from R$738.9 million in 2010. The increase in 2011 reflects the consolidation of R$1,051.5 million of general and administrative expenses attributable to Vivo and Vivo Participações for the months of April through December 2011. Our general and administrative expenses excluding Vivo and Vivo Participações generally remained stable, decreasing 0.6% to R$734.1 million in 2011 from R$738.9 million in 2010.

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

B. Liquidity and Capital Resources

General

We have funded our operations and capital expenditures mainly from operating cash flows and loans obtained from financial institutions, capital markets or development banks. As of December 31, 2012, we had R$7.2 billion in cash and cash equivalents. Our principal cash requirements include:

•	the servicing of our indebtedness;

•	capital expenditures; and

•	the payment of dividends.

Sources of Funds

Our cash flow from operations was R$9.7 billion in 2012 compared to R$8.1 billion in 2011. The increase in cash flow from operating activities of 19.75% in 2012 compared to 2011 was due primarily to Vivo’s consolidation effect that occurred in April 2011 and increase in mobile market.

Uses of Funds

Our cash flow used in investing activities was R$3.4 billion in 2012 compared to R$2 billion in 2011. The increase in cash flow used in investing activities of 70% in 2012 compared to 2011 was primarily due to consolidation of Vivo´s cash and cash equivalents in April 2011, in the amount of R$2 billion.

Our cash flow used in financing activities was R$2.1 billion in 2012 compared to R$4.7 billion in 2011. The decrease in cash flow used in financing activities of 55% in 2012 compared to 2011 was due primarily to lower payment of dividends  in 2012 compared to 2011, partially offset by an increase of 0.7 billion in new loans obtained and debenture issued in  2012 in the  amount of R$2.8 billion compared to R$2.1 billion in 2011.

Indebtedness

As of December 31, 2012, our total debt was as follows:

Debt	Currency	Annual interest rate payable	Maturity	Principal amount outstanding (in thousands of reais)
Loan and Financing BNDES	R$	TJLP + 0% to TJLP + 9.0%	2019	2,911.8
Loan and Financing BNDES	R$	4.5% to 8.7%	2020	173.8
Loan and Financing BNDES	UMBNDES	5.97%	2019	455.3
Loan and Financing BNB	R$	10.0%	2016	338.6
Mediocredito	US$	1.75%	2014	9.3
EIB	US$	4.18% to 4.47%	2015	795.6
Resolução 4131	US$	4.10%	2013	326.3
Debentures	R$	100% of the CDI + 0,75% to 112% of the CDI	2013	2,787.5
Debentures	R$	IPCA+ 0.5% to IPCA+7.0%	2021	168.4
Others	R$		2014	0.6
Total debt				7,967.3
Current				1,957.5
Long term				6,009.7

Interest and principal payments on our indebtedness as of December 31, 2012 due in 2013 and 2014 total R$1,957.5 million and R$1,300.1 million, respectively.

The agreements that govern the majority of our outstanding loans and financings contain certain standard restrictive covenants, which may provide for the acceleration of the full balance of our obligations in the event of any default. As of December 31, 2012, we were not in default of any of our obligations and therefore none of our liabilities were subject to acceleration.

Capital Expenditures and Payment of Dividends

Our principal capital requirements are for capital expenditures and payments of dividends to shareholders. Additions to property, plant and equipment totaled R$ 2.4 billion, R$2.8 billion and R$2.4 billion for the years ended December 31, 2012, 2011 and 2010, respectively.  These expenditures relate primarily to the expansion of our network. We may seek financing for part of our capital expenditures and cash management assistance from the Brazilian government, in particular from BNDES, which is the main government financing agent in Brazil, as well as from the local or foreign capital markets or from local and foreign financial institutions. See “Item 4. Information on the Company—A. History and Development of the Company—Capital Expenditures.”

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

We may also make additional distributions to the extent that we have available profits and reserves to distribute. All of the above distributions may be made as dividends or as tax-deductible interest on shareholders’ equity. We paid dividends of R$ 3.6 billion, R$5.4 billion and R$1.9 billion in 2012, 2011 and 2010, respectively.

Our management expects to meet 2013 capital requirements primarily from cash provided from our operations. Net cash provided by operations was R$9.7 billion, R$8.1 billion, and R$4.5 billion in 2012, 2011 and 2010, respectively.

Adjustments to net income for purposes of calculating the basis for dividends include allocations to various reserves that effectively reduce the amount available for the payment of dividends. For the fiscal year ended December 31, 2012, the Board of Directors Meeting held on February, 21 decided to submit to the shareholders meeting a proposal to pay dividends in the amount of R$1.4 billion, which, together with the interim dividend and interest on own capital payments made in 2012, would be more than sufficient to meet the minimum dividend required by Brazilian law. The proposal to pay dividends will be approved by a General Shareholders Meeting to be held in April 16, 2013. See “Item 3. Key Information—D. Risk Factors—Risks Relating to the Preferred Shares and the ADSs—Holders of our preferred shares and our ADSs generally do not have voting rights” and “Item 10. Additional Information—B. Memorandum and Articles of Association—Voting Rights.”

New Accounting Pronouncement

Recently Adopted Standards

The consolidated financial statements were prepared and are being presented in accordance with the IFRS.

We adopted all the standards, revisions of standards and interpretations issued by IASB, which entered into force as of January 1, 2012 including:

Amendments to IAS 12, Income Tax – Recovery of Underlying Assets: This amendment provided clarification on how to calculate deferred taxes on investment properties measured at fair value. It introduced the rebuttable presumption that deferred taxes on investment properties measured at fair value under IAS 40 should be defined considering that their book value will be recovered through sale. This amendment did not affect the Company’s operations.

Amendments to IFRS 7, Financial Instruments: Disclosures – Enhanced Derecognition Disclosure Requirements: This amendment requires additional disclosure on financial assets transferred, yet not derecognized, so as to enable the financial information users to understand the relation with those assets not derecognized and related liabilities. Furthermore, this amendment requires disclosures as to the ongoing involvement in the derecognized financial assets so that the user can evaluate the nature of the entity’s ongoing involvement in these derecognized assets and related risks. This amendment became effective for annual periods beginning on or after July 1, 2011.

Worth noting is that this amendment only affects disclosures – however , it is not currently applicable to the company, and has no impact on the company’s and its subsidiaries’ financial position or performance.

Recently Issued Standards

New IFRS standards and interpretations of the IFRIC (IFRS Interpretations Committee of the IASB) have been issued but their application was not mandatory.

IAS 1 Presentation of Other Comprehensive Income Account: IAS 1 revisions affected the grouping of items presented in other comprehensive income. Items which might be reclassified (or “recycled”) to P&L at a future time (e.g. net gains on hedged net investments, exchange variation differences from translation of operations abroad, net movements of hedge of cash flows or gains on sale of assets classified as available for sale) should be presented separately from items which will never be reclassified (e.g. actuarial gains or losses on defined benefit plans). The revisions affect only the presentation, with no impacts on the financial position or performance of the company and its subsidiaries. These revisions go into effect for years beginning July 1, 2012 or thereafter and will be applied to the company’s financial statements when effective.

IAS 19 Employee Benefits (Revised): The IASB issued various revisions to IAS 19, which comprises fundamental amendments, such as the removal of the corridor method and the concept of returns expected on the plan assets, and simple clarifications on valuation and devaluation and reformulation. The Company does not expect significant impacts on its consolidated financial statements. This revised IAS will go into effect for annual periods beginning January 1, 2013 or thereafter.

IAS 28 Investments in Associates and Joint Ventures (Revised in 2011): In connection with the issuance of IFRS 11 and IFRS 12 (see below), IAS 28 is now IAS 28 -  Investments in Associates and Joint Ventures and describes the application of the equity method of account for investments in joint ventures, besides the investment in associates. The Company does not anticipate any significant impacts on its consolidated financial statements. This revision will go into effect for annual periods beginning January 1, 2013 or thereafter.

IAS 32 Offsetting Financial Assets and Financial Liabilities – Revisions of IAS 32: These revisions shed light on the meaning of the phrase “currently has the legal right to set off”. These revisions also clarify the adoption of offsetting criteria set forth by IAS 32 for the clearing systems (like the clearing house systems), which apply non-simultaneous gross mechanisms for clearing. These revisions are not expected to affect the company’s and its subsidiaries’ financial position, performance or disclosures effective for annual periods beginning January 1, 2014 or thereafter.

IFRS 1 Government Loans – IFRS 1 Revisions: These revisions set the first-time application of the requirements of IAS 20 - Accounting for Government Grants and Disclosure of Government Assistance, prospectively governmental loans existing on the date of transition to IFRS. The entities may opt for applying the IFRS 9 requirements (or IAS 39, as the case may be) and  IAS 20 to governmental loans, retrospectively, had the necessary information been obtained upon the initial recording of loans. The exception would give relief to the entities adopting the standard for the first time from retrospectively measuring government loans at an interest rate below market rate. The review will go into effect for annual periods beginning January 1, 2013 or thereafter. The revision will not affect the company and its subsidiaries.

IFRS 7 Disclosures – Offset Between Financial Assets and Financial Liabilities – Revisions of IFRS 7: These revisions require an entity to disclose information about the rights to offset and related agreements (e.g. agreement for guarantee). The disclosures provide users with useful information for them to assess the effect of the offsetting agreements on the financial position of an entity. The new disclosures are necessary for all financial instruments recognized and offset in accordance with IAS 32 Financial Instruments - Presentation. The disclosures also apply to financial instruments recognized which are subject to a master agreement for offsetting or alike, irrespective of being or not offset in accordance with IAS 32. The revision will go into effect for annual periods beginning January 1, 2013 or thereafter.

IFRS 9 Financial Instruments: Classification and Measurement: IFRS 9, as issued, reflects the first phase of IASB work regarding the replacement of IAS 39 and applies to the classification and measurement of financial assets and financial liabilities. The standard initially was effective for annual periods beginning January 1, 2013, however the Amendments to IFRS9 Effective Date of IFRS 9 and Disclosures for Transition, issued in December 2011, changed the mandatory effective date to January 1, 2015. Later on, the IASB will address the recording of hedging instruments and impairment of financial assets. The adoption of the first phase of IFRS 9 will go into effect for the classification and measurement of the company’s and its subsidiaries’ financial assets, but will not affect the classification and measurement of financial liabilities. The Company will quantify the effect together with other phases, when the final standard is issued, comprising all the phases.

IFRS 10 Consolidated Financial Statements, IAS 27 Separate Financial Statements: IFRS 10 replaces the portion of IAS 27 – Consolidated and Separate Financial Statements which deals with the recording of consolidated financial statements. It also addresses issues raised by SIC-12 Consolidation – Special-purpose Entities. IFRS 10 establishes a single control model applied to all entities, including special-purpose entities. The amendments introduced by IFRS 10 will require management’s significant judgmental analysis to determine which entities are subsidiaries and therefore required to be consolidated by a parent company.

Based on preliminary analyses, IFRS 10 is not expected to have impacts on the investments currently held by the company. This standard will go into effect for annual periods beginning January 1, 2013.

IFRS 11 Joint Ventures: IFRS 11 replaces IAS 31 – Interests in Joint Ventures and SIC-13 –Jointly-controlled Entities – Non-monetary Contributions by Venturers. IFRS 11 eliminates the option to record jointly-controlled companies (JCC) based on a proportional consolidation. Instead, the JCC falling into the joint venture definition shall be recorded using the equity method. The application of new standard will affect the company’s financial position, eliminating the proportional consolidation of Aliança, AIX and ACT (Note 12). By applying the new standard, the investments in the aforesaid companies will be recorded using the equity method. This standard will go into effect for annual periods beginning January 1, 2013 and shall be applied retrospectively to joint ventures held on the initial application date. It is estimated that the IFRS 11 impact on the current period (which will correspond to the comparative period of the financial statements at December 31, 2013), considering certain items, consists of a decrease in revenues by R$28,308 and a decrease in operating income by R$1,370, since joint venture income will be presented below operating income. Current assets and current liabilities will decrease by R$64,873 and R$2,791, respectively, while noncurrent assets will be increased by R$60,012, and noncurrent liabilities will be decreased by R$2,896.

IFRS 12 Disclosure of Interests in Other Entities: IFRS 12 includes all disclosures previously contained in IAS 27 regarding the consolidated financial statements, as well as all disclosures previously contained in IAS 31 and IAS 28. These disclosures will be regarding interest held by an entity in subsidiaries, joint ventures, associates and structured entities. A number of new disclosures are also necessary, but there will be no impact on the company’s financial position or performance. This standard will go into effect for annual periods beginning January 1, 2013 or thereafter.

IFRS 13 Fair Value Measurement: IFRS 13 sets a single source of guideline in IFRS for all fair value measurements. IFRS 13 does not change the time an entity is required to use fair value, but provides guidance on how to measure fair value in accordance with IFRS, whenever fair value is required or allowed. This standard will go into effect for annual periods beginning January 1, 2013 or thereafter. The application of this standard will affect when the Company measures fair value in future financial statements.

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

Also, to keep pace with constant innovation, Telefônica Brasil created a business incubator that helps the organization to easily handle emerging business opportunities of large sizes or risks that otherwise would be difficult to manage in the context of current business units. In 2012, R$0.7 million was invested in innovation.

The table below presents the Telefônica Brasil investments in development, update and modernization of systems to support the launch of new products, improve the external plant inventory quality and take advantage of the new rules for technology businesses. Seeking to continually improve and modernize its services, the company partnered with partners specialized in R&D such as the CPqD and Telefônica Pesquisa e Desenvolvimento (TPD). In 2012, R$22.7 million was invested in development.

R&D investments	2012	2011	2010
	(in millions of reais)
Development	22.7	44.6	12.5
Innovation (business incubator and tests)	0.7	1.3	6.8
Total	23.4	45.9	19.3

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

Patents and Licenses

Our principal intellectual property assets include:

•	permission to use the trademark name “Telefônica” and all names derived from “Telefônica”;

•	our name “Telefônica Brasil S.A.”;

•	our commercial brand in Brazil “Vivo” and its sub-brands such as “Vivo Móvel”, “Vivo Fixo”, Vivo TV”, “Vivo Internet”, “Meu Vivo”, “Vivo Empresas,” among others;

•
our past commercial brands, “Super 15” for long-distance services and “Speedy” for broadband products,       “DUO” for telephone and broadband service and “TRIO” for telephone, broadband and Digital TV service.

D.	Trend Information

For 2013, we expect an improvement in the macroeconomic scenario, leveraged by an uptake in investment levels. Consumption will lead to another year of growth in the telecommunication market revenues, driven by services penetration mainly in data and TV. We expect companies in the industry to maintain the trend of consolidation and to offer integrated (bundled) services, increasing pressure on ARPUs and opening a gap between accesses and revenues growth. Data services (mobile and fixed) will be the most relevant growth driver, leveraged by the adoption of smartphone and services beyond connectivity. In the fixed-line business, we bet on the technological evolution as the way to explore the ultra-broadband and Pay TV markets value. We are well positioned to explore this opportunities, since our organization and resources are focused on developing business in these areas, always sustained by a quality of services differentiated from our competitors.

E.	Off-balance-Sheet Arrangements

None.

F.	Tabular Disclosure of Contractual Obligations

Our contractual obligations and commercial commitments as of December 31, 2012 are as follows:

	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(In thousands of reais, as of December 31, 2012)
Contractual obligations
Long-term debt (1)	7,967,229	1,957,538	2,898,636	2,816,762	294,293
Pension and other post retirement benefits	392,269	6,119	12,046	11,684	362,420
Other long-term obligations including leases	9,906,827	1,230,640	2,380,900	2,835,176	3,460,111
Total contractual cash obligations	18,266,325	3,194,297	5,291,582	5,662,622	4,116,824
Commercial commitments
Suppliers	5,889,377	5,889,377	–	–	–
Other commercial commitments	–	–	–	–	–
Total commercial commitments	5,889,377	5,889,377	–	–	–

(1)	Includes interest payments.

Long-Term Debt - Principal

Amount
Year ending December 31,	(in thousands of reais, as of December 31, 2012)
2014	1,300,124
2015	1,159,235
2016	439,277
2017	2,389,703
2018	427,059
2019 and forward	294,293
Total	6,009,691

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

We are managed by a Board of Directors (Conselho de Administração) and an Executive Committee (Diretoria).

Board of Directors

Our Board of Directors comprises a minimum of 05 and a maximum of 17 members, all shareholders, serving for a term of three years. The following is a list of the current members of the Board of Directors, their respective positions and dates of their election.

Name	Position	Date of Appointment
Antonio Carlos Valente da Silva	Chairman	April 07, 2010
Santiago Fernández Valbuena	Vice-Chairman	November 7, 2011(**)
Antonio Gonçalves de Oliveira	Director	November 7, 2011(**)
Eduardo Navarro de Carvalho	Director	November 7, 2011 (**)
Fernando Abril-Martorell Hernández	Director	April 7, 2010
Fernando Xavier Ferreira	Director	April 7, 2010
Francisco Javier de Paz Mancho	Director	April 7, 2010
José Fernando de Almansa Moreno-Barreda	Director	April 7, 2010
José Manuel Fernandez Norniella	Director	May 19, 2010 (*)
Luciano Carvalho Ventura	Director	April 7, 2010
Luis Bastida Ibarguen	Director	April 7, 2010
Luis Fernando Furlan	Director	April 7, 2010
Narcís Serra Serra	Director	April 7, 2010
Paulo Cesar Pereira Teixeira	Director	November 7, 2011 (**)
Roberto Oliveira de Lima	Director	November 7, 2011 (**)

(*)	The members of the Board of Directors have the mandate until the ordinary general meeting of 2013.

(*)
The Board member José Manuel Fernandez Norniella was appointed by the Board of Directors in May 19, 2010, as provided by Article 150 of Law 6,404/76, replacing Mr. Juan Carlos Ros Brugueras. His election was ratified at the General Shareholders’ Meeting of August 12, 2010.

(**)
The Board members Santiago Fernández Valbuena, Antonio Gonçalves Oliveira, Eduardo Navarro de Carvalho, Paulo Cesar Pereira Teixeira and Roberto Oliveira de Lima were appointed by the Board of Directors at a meeting dated November 07, 2011, as provided by Article 150 of Law 6,404/76. Their elections were ratified at the General Shareholders’ Meeting of April 11, 2012.

Set forth below are brief biographies of our directors:

Antonio Carlos Valente da Silva is 60 years old and acts as Chairman of the Board of Directors of Telefônica Brasil S.A. since December 2006, Chief Executive Officer of Telefônica Brasil S.A. since January 2007 and member of the Committee of Appointments, Compensation and Corporate Governance of Telefônica Brasil S.A. He is the Chief Executive Officer of Vivo S.A., A. Telecom S.A., Telefônica Data S.A., Telefônica Sistemas de Televisão S.A., AJato Telecomunicação Ltda, Lemontree Participações S.A., GTR-T Participações e Empreendimentos S.A., Comercial Cabo TV São Paulo S.A. and TVA Sul Paraná S.A.. He is also the President of the Board of Trustees of Fundação Telefônica, Vice-President Director of SP Telecomunicações Participações Ltda., Chairman of the Board of Directors of Telefônica Factoring do Brasil Ltda., member of the Control Committees of Media Networks Brasil Soluções Digitais Ltda.  and of Telefônica Serviços Empresariais do Brasil Ltda. He was the Chief Executive Officer of Vivo Participações S.A. from May 10, 2011 until October 03, 2011, date on which Vivo Participações S.A. was merged into the Company. He was also a member of the Board of Directors of Telefônica Internacional S.A. He is the President of Telebrasil (Brazilian Association of Telecommunications), President of Sinditelebrasil (National Union of Fixed and Mobile Telephone Service Operators), President of Febratel (Brazilian Federation of Telecommunications), President of Ahciet (Asociación Iberoamericana de Centros de Investigación y Empresas de Telecomunicaciones) in the period from 2007 to 2011, President of the Official Spanish Chamber of Commerce in Brazil and President of the Euro-chambers in Brazil (an association that gathers the main Chambers of

Commerce in the European Union). He is also a member of the CDES (Economic and Social Development Council of the Presidency of the Republic of Brazil), member of the Advisory Council of CPqD, (Telecommunications Research and Development Center), member of the Executive Committee of ABDIB (Brazilian Infrastructure and Base Industries Association), and member of COINFRA (FIESP’s Infrastructure Commission). He was the Chief Executive Officer of Telefônica in Peru until November 2006 and Chairman of the Board of Directors of Telefônica Móviles S.A., Telefónica Móviles Peru Holding S.A.C., Telefônica Peru Holding S.A.C. and Telefónica Multimedia S.A.C. He was also the First Vice-President of the Association for Private and Public Utilities Companies (ADEPSEP) and director of the Official Spanish Chamber of Commerce in Peru (COCEP). Prior to his appointment as Chief Executive Officer of Telefônica in Peru, he was in charge for the regulatory management of Grupo Telefônica in Latin America. He was a Vice-President of the Brazilian National Telecommunications Agency (Anatel), member of the Management Board of Anatel, chief and member of several Brazilian delegations at international conferences and, in the period from 2002 to 2003, he was President of the Latin-American Forum for Telecommunications Regulators (Regulatel), an institution that gathers regulatory agencies of nineteen countries in Latin America. He was the Chairman of the Board of Telest, (Telecommunications of Espírito Santo State), was a member of the  board of directors of Perdigão S/A and of Paranapanema. He also occupied several managing positions in the Telebrás System, in the areas of Telecommunication Systems Engineering, Technical Operating Planning and Corporate Planning. He worked for the Communications Ministry, being a member of the team that carried out the restructuring of the Brazilian Telecommunications System. Antonio Carlos Valente has a B.S. degree in Electrical Engineering from PUC/RJ, has large experience in the telecommunications market, in which he has been working since 1975. He has an MBA degree from PUC/RJ, has concluded several specialization courses in telecommunication systems in Brazil and abroad, and several specialization courses in Business Management, including Corporate Strategy at MIT/Sloan.

Santiago Fernández Valbuena is 54 years old and acts as Vice-Chairman of the Board of Directors. President of Telefónica Internacional, S.A. He is Chief Executive Officer of SP Telecomunicações Participações Ltda.  Since 2012 he has been a member of the board of directors of Telefonica S.A.  In 2010, he acted as Finance, Strategy and Development Officer of the company. From 2005 to 2010, he was Finance and Corporate Development Officer. He was a member of the executive Board of Portugal Telecom and Endemol Holding (Netherlands). Since 2008, he is President of the Control and Audit Committee and Board Member of Ferrovial. From 2006 to 2008, he was a Board Member of Gecina. From 1999 to 2007, he was Vice President of Metrovacesa, S.A.

Antonio Gonçalves de Oliveira is 68 years old and is a member of our Board of Directors and Control and Audit Committee.  Mr. Oliveira is also a member of the Board of Directors of Paranapanema S.A. and the fiscal committee of Klabin S.A. He was a member of the Board of Directors of Vivo Participações since March 2001 and Control and Audit Committee since July 2005. Mr. Oliveira was also a member of the Board of Directors of TELESP Celular S.A. and a member of the Board of Directors or Control and Audit Committee of the following businesses: Tele Sudeste Celular Participações S.A., Telemig Celular Participações S.A., Telemig Celular S.A., Tele Leste Celular Participações S.A., Tele Centro Oeste Celular Participações S.A. and Celular CRT Participações S.A., until these companies ceased to exist. Mr. Oliveira was the chairman of the Fiscal Council of Bahia’s Electricity Company (Companhia de Eletricidade da Bahia), or COELBA, from April 2006 to April 2008, chairman of the Association of Friends of the Museum of Contemporary Art of USP (Associação de Amigos do Museu de Arte Contemporânea da USP), or AAMAC, from 2006 to 2010, member of the Fiscal Counsel of Iguatemi Shopping Centers, from 2007 to 2008, and Melpaper, from 2009 to 2010, and a member of the Council of Representatives of the Federation of Industries of São Paulo (Federação das Indústrias do Estado de São Paulo), or FIESP. Mr. Goncalves de Oliveira is a member of the Advisory Board of The Welfare Fund for Employees of Banco do Brasil (Caixa de Previdência dos Funcionários do Banco do Brasil), or PREVI, from 2008 to 2012 and was a member of the Council of Social and Economic Development of the Brazilian government and the Working Group for Small and Medium Enterprises also sponsored by the Brazilian government. He was leader of ADEBIM (Associação de Empresas Brasileiras para a Integração de Mercados), member of the Steering Committee and Management of the Banco do Povo de Estado de São Paulo and Chairman of the Deliberative Board of the Association of Brazilian Companies for Market Integration (Associação Nacional dos Funcionários do Banco do Brasil), or ANABB, for eight years. In the role of sociologist, was president of the Association of Sociologists of the State of São Paulo, for 6 years, and director, for 4 years, the Latin American Association of Sociology. Mr. Oliveira was the executive coordinator of the National Movement of Micro and Small Enterprise (Movimento Nacional da Micro e Pequena Empresa).   Mr. Gonçalves holds a degree in Social Sciences, a master’s degree in Communication Sciences and a post-graduate degree in Sociology of Organizations from the University of São Paulo (Universidade de São Paulo) in Brazil. He also holds a specialist title in Human Resources from Fundação Getulio Vargas in São Paulo and extension courses on business management topics. Mr. Oliveira is Certified Counselor by the Brazilian Institute of Corporate Governance, IBGC, due to its experience in supervisory boards and management boards.

Eduardo Navarro de Carvalho is 50 years old and is a member of our Board of Directors and President of the Service Quality and Marketing Committee. He is currently Director of Strategy and Alliances at Telefónica SA and member of the Executive Committee of Telefónica SA Previously, he was responsible for Strategic Planning and Regulatory at Telefónica Internacional. From 1999 and 2005, he served as Vice President of Corporate Strategy and Regulatory Group at Telefonica in Brazil, participating in the Steering Committee of several companies of the Telefónica Group in Brazil. He worked for five years as a consultant at McKinsey & Company (1994-1999), during which he led projects in Brazil, Spain, Portugal and South Africa, focusing on strategies in the areas of Industry, Infrastructure and Telecommunications. He began his professional experience in the steel industry, where he worked from 1986 and 1994 in Group ARBED in Brazil. He graduated in Metallurgical Engineering from the Federal University of Minas Gerais, Brazil.

Fernando Abril-Martorell Hernández is 50 years old and serves on our Board of Directors. He is also CEO of Prisa, a member of the Board of Directors of ENCE (the Spanish pulp producer). From 1987 to 1997, Mr. Abril-Martorell Hernández performed several functions at JP Morgan, in New York, London and Madrid, including treasury department manager and member of the managing committee. Mr. Abril-Martorell Hernández joined the Telefónica group in January of 1997, as corporate finance general manager, having represented the group’s interests in the Brazilian telecommunications industry privatization process. From December 1998 to June 2000, he served as chief executive officer and chief financial officer of Telefónica Publicidade e Información (TPI). He was COO and a member of the Board of Directors of the Telefónica Group from August 2000 to September 2003. In 2005, he joined Credit Suisse Group in Spain as Managing Director and Chief Executive Officer. Mr. Abril-Martorell Hernández holds a degree in law and business sciences from ICAI-ICADE (Instituto de Postgrado y Formación Continua), Spain.

Fernando Xavier Ferreira is 64 years old and acts as a member of our Board of Directors. Mr. Ferreira is a member of our Audit and Control Committees.  He is Vice President of “COINFRA” (Conselho Superior de Infra-Estrutura da FIESP), an executive officer of “ABDIB” (Associação Brasileira da Infra-Estrutura e Indústrias de Base), member of the Board of Directors of Boa Vista Serviços, Triunfo Participações e Investimentos-TPI, Alupar and Ouro Verde, and served as the chief executive officer of Telecomunicações de São Paulo S.A. (predecessor to Telefônica Brasil S.A.) and SP Telecomunicações Holding Ltda. He was president of the Supervisory Board of Brasilcel N.V., president of the Boards of Directors of Vivo Participações, and Fundação Telefónica. He was a member of the Board of Directors of Telefónica Internacional S.A. Mr. Ferreira has served as president of Telecomunicações Brasileiras S.A.–Telebrás, executive secretary in the Brazilian Ministry of Communications, chairman of the Board of Directors of Embratel S.A., president of Northern Telecom do Brasil S.A., Brazilian General Director of Itaipu Brazilian Binacional, president of Telecomunicações do Paraná S.A.–Telepar and as member of ANATEL’s consulting committee and member of the Board of Directors of Empresa Brasileira de Correios e Telégrafos–ECT and Portugal Telecom and Professor in the Department of Microwave in Electrical Engineering from Universidade Federal do Paraná. Participated as a member or chairman of the Board of Directors of several companies. He holds a degree in telecommunications engineering from Faculdade de Engenharia Elétrica da Universidade Católica do Rio de Janeiro, the Electric Engineering Faculty of the Catholic University of Rio de Janeiro, Brazil, which he received in 1971. He attended the Management Training Course School of Business Administration  University of Western Ontario, Canada, in 1982.

Francisco Javier de Paz Mancho is 54 years old and serves as a member of our Board of Directors. Mr. Mancho is also a member of the Board of Directors of Telefónica S.A. and Telefónica de Argentina S.A. Since July 2006 he has been a member of the Executive Committee of the Superior Board of Councils. From June 2004 until December 2007, he was the President of Mercasa. He was Counselor deputy to the President and Director of the Strategic Corporate area of Panrico Donuts Group (1996–2004), General Director of the Ministry of Commerce and Tourism (1993–1996), General Secretary of Unión de Consumidores de España (UCE). Delegate Counselor of Ciudadano magazine (1990–1993), General Secretary of Juventudes Socialistas and executive member of PSOE (1984–1993). Also, he has acted in the following capacities: counsel of Túnel del Cadí (2004–2006), President of Patronal Pan and Bollería Marca (COE) (2003–2004), counsel of Mutua de Accidents of Zaragoza (MAZ) (1998–2004), counsel of Panrico Group (1998–2004), President of Observatorio de la Distribuicion Comercial del Ministerio de Comercio y Turismo (1994–1996), Member of the Social and Economic Council and Permanent Commission (1991–1993 and 1996–2000) and counsel of Tabacalera, S.A. (1993–1996). Mr. Mancho holds degrees in Information and Publicity and a degree in law studies from the Executive Management Program of IESE (Universidad de Navarra).

José Fernando de Almansa Moreno-Barreda is 64 years old and is a member of our Board of Directors and President of the Nominations, Compensation and Corporate Governance Committee. He is a member of the Board of Directors of Telefónica and President of the Board’s International Affairs Committee. He is also a member of the Board of Directors of Telefónica de Peru S.A., Telefónica Latinoamérica S.A., Telefónica Moviles México S.A. de CV, and BBVA Bancomer Mexico. He was a member of the Board of Directors of Telefonica Argentina S.A. Mr. Almansa joined the Spanish Diplomatic Corps in 1974 and served from 1976 to 1992 as Embassy Secretary of the Spanish Embassy in Brussels, Cultural Counselor of the Spanish Representation to Mexico; Chief Director for Eastern European Affairs and Atlantic Affairs Director in the Spanish Foreign Affairs Ministry; Press and Political Counselor to the Spanish Permanent Representation to the North Atlantic Council in Brussels; Minister-Counselor of the Spanish Embassy in the Soviet Union; General Director of the National Commission for the 5th Centennial of the Discovery of the Americas and Deputy General Director for Eastern Europe Affairs in the Spanish Foreign Affairs Ministry. In January 1993, Mr. Almansa was appointed Chief of the Royal Household by His Majesty King Juan Carlos I. He held this post until December 2002 and is currently Personal Adviser to His Majesty King Juan Carlos I. Mr. Almansa holds a law degree from the Universidad de Deusto, Bilbao, Spain. He is a sponsor, among other affiliations, of the Foundations Reina Sofia, Conde de Barcelona, Diputación de San Andrés de los Flamencos - Carlos de Amberes Foundation, Padre Arrupe–Activa, Principe de Asturias and Euroamérica.

José Manuel Fernandez Norniella is 67 years old and he is a member of our Board of Directors and a member of the Nominations, Compensation and Corporate Governance Committee. Mr. Norniella held executive positions from 1972 to 1981 at Electromecanique, Alfa Laval and Blackstone SWG. From 1981 to 1985 he was Risk and Provisions Officer and Asea Brown Boveri S.A., from 1985 to 1993 he was Media and Provisions Officer, Real Estate Officer, Turbochargers Officer and Chief Administrative Officer of Asea Brown Boveri S.A. Mr. Noriella was a Board member at RTVE, Argentaria, Enagas, Endesa, Telvent, Campos Chilenos, Iansa, Vice President of Chilectra (Chile) and member of the Advisory Committee of Abengoa and Accenture. He was elected a Congressman for Madrid in 1993, and was also State Secretary of Commerce, Tourism and Small and Medium Enterprises, and represented Spain as an Adjunct Officer before the World Bank, International Development Bank and European Development Bank. Between 1998 and 2005, he was President of the superior Council of Commerce Chambers of Spain and member of the International Commerce Chamber. From 1998 to 2000, Mr. Norniella was Executive Vice President of Aldeasa and Executive President of Ebro Puleva from 2000 to 2005. He is currently Honorary President of Ebro Puleva, board member of Mapfre America and Telefônica Brasil S.A. He was External Counsel to Iberia since 2003 until its merger with BA, being currently an External Counsel to IAG. Mr. Noriella is also Vice President of the Board of Caja Madrid, of BFA and Executive Board Member of Bankia S.A. Mr. Noriella holds a degree in electrical engineering from Universidad Politécnica de Madrid and has a diploma in Logistics and Risks. He also received the distinction of La Gran Cruz de Isabel la Católica (Spain), Knight of the Bernardo O’Higgins Order (Chile), the Verdienstkreus mit stern (Germany) and the Order to Civil Merit (Poland).

Luciano Carvalho Ventura is 65 years old and is member of our Board of Directors and a member of the Service Quality and Marketing Committee. He is the officer responsible for LCV Corporate Governance. He serves as a member of the Board of Directors of the Jose Alves Group and of the Grupo Itapemirim. Since 1980, he has been dedicated to corporate governance consulting and serving as an independent member of corporate boards. He is a founding member of the Instituto Brasileiro de Governança Corporativa–IBGC–Brasil (Brazilian Corporate Governance Institute) and he was a member of its Board of Directors . He was a member of the International Corporate Governance Network – England. He is professor of the course for formation of directors of the Brazilian Corporate Governance Institute and a speaker at various masters courses and seminars. He holds an MBA from Escola de Administração de Empresas de São Paulo–Fundação Getúlio Vargas, a post-graduate degree in finance from Escola de Administração de Empresas de São Paulo da Fundação Getúlio Vargas, a degree in business management from Escola de Administração de Empresas da Universidade Federal de Pernambuco, and a degree in economics from Faculdade de Ciências Econômicas da Universidade Federal de Pernambuco.

Luis Bastida Ibarguen is 67 years old and is a member of our Board of Directors and President of the Control and Audit Committee. Since 2002, he has acted as an independent consultant. During 2000 and 2001, worked in Banco Bilbao Viscaya Argentaria, where he was a member of the Steering Committee and head of the Global Asset Management Division. Mr. Bastida began working at Banco Bilbao Vizcaya Argentaria in 1988. In the period from 1994 to 2000, he was Chief Financial Officer (CFO), reporting directly to the Chairman. From 1976 to 1987, he worked at Banco Bilbao, where he had different responsibilities, mainly in areas related to finance. From 1970 to 1976, he worked for General Electric in New York and Spain. At General Electric, he was a member of the Finance Management Program and the International Management Program and worked in various capacities in the Finance and Strategic Planning Functions. He holds degrees in Business at the E.S.T.E. University in San Sebastián–Spain and holds an MBA from Columbia University in New York.

Luiz Fernando Furlan is 66 years old and is a member of the Boards of Directors of Telefônica Brasil S.A. (Brasil), Telefónica S.A. (Spain), AMIL Participações S.A. (Brasil), BRF–Brasil Foods S.A. (Brasil), AGCO Corporation (USA), as well as a member of the advisory board of Panasonic (Japan) and Wal-Mart (USA). Previously, he was Chairman of the Board of Directors at Sadia S.A., from 1993 to 2002 and from 2008 to 2009,  company that he has held numerous executive positions from 1976 to 1993. He was Co-Chairman of the board of BRF Brasil Foods S.A. from 2009 to 2010, as well as a member of the board of Redecard S.A. from 2007 to 2010. He served two terms as Minister of Development, Industry and Foreign Trade of Brazil from 2003 to 2007. He holds a degree in Chemical Engineering from FEI (Industrial Engineering Faculty) and in Business Administration from University of Santana – São Paulo, with extension and specialization courses in Brazil and abroad.

Narcís Serra Serra is 69 years old and serves as a member of our Board of Directors and a member of the Nominations, Compensation and Corporate Governance Committee. From 1991 to 1995, he was Vice President of the Government of Spain, and from 1982 to 1991, served as Minister of Defense. From 1979 to 1982, he was the Mayor of Barcelona. Mr. Serra holds a doctorate in economics from the Universidad Autónoma de Barcelona and is President of Barcelona Institute for International Studies (IBEI).

Paulo Cesar Pereira Teixeira is 55 years old and is a member of our Board of Directors.  Mr. Teixeira also acts as a General and Executive Officer and as interim Chief Financial Officer, Control and Investor Relations Officer of Telefônica Brasil S.A. He is member of Executive Committee of Vivo, Lemontree Participações S.A., TVA Sul Paraná S.A., GTR-T Participações e Empreendimentos S.A., Comercial Cabo TV São Paulo S.A. ,A. Telecom S.A., Telefônica Data S.A., Telefônica Sistema de Televisão S.A. and AJato Telecomunicação Ltda. He is also a member of the Board of Trustees of Fundação Telefônica. He was Chief Executive Officer of Vivo Participações from September 13, 2011 to October 3, 2011 (when it was merged into the company). He began his career in the telecommunications industry in 1985, as a member of CRT’s Directive Council. At Vivo, he was responsible for the Individual and Residential Market business unit, involved in customer relations, mobile marketing, fixed marketing, planning and commercial and regional management. From 2003 to 2011, he was the Executive Vice President of Operations at Vivo. From 1997 to 2003, he acted as Vice President of Operations for Telefônica Celular, Vice President and Enterprise Officer of the Telebrás System, board member of Tele Sudeste, Tele Leste and CRT, president of the Brazilian Roaming Association (ABR) and National Association of Cellular Providers (ACEL). Mr. Teixeira holds an electrical engineering degree from Universidade Católica de Pelotas, Brazil. He attended a New Telecommunications Techniques course at École Nationale Supérieure des Télécommunications, France, in 1992.

Roberto Oliveira de Lima is 61 years old and serves as a member of our Board of Directors and a member of the Service Quality and Marketing Committee. Mr. Lima is also a member of the Board of Directors of Edenred SARL, based in Paris/França, MIH Holdings Ltd, based in Johannesburg, Cia Brasileira de Distribuição, based in São Paulo/Brazil, Natura S.A., based in São Paulo, and Rodobens Negocio Imobiliarios, based in São Paulo/Brazil. He was the Chief Executive Officer of Vivo Participações and Vivo and Officer of TBS Celular Participações Ltda., Ptelecom Brasil S.A. and Portelcom Participações S.A. until May, 2011, all subsidiaries of Brasilcel N.V.; he was also Chief Executive Officer of Instituto Vivo. Mr. Lima was Executive Vice President of Marketing and Innovation and Vice President of IT and Products and Services Engineering of the following companies: Vivo Participações and Vivo, Tele Centro Oeste Celular Participações S.A., Telerj, Telest, Telebahia, Telergipe, Celular CRT S.A., TELESP Celular, Global Telecom, Telegoiás, Telemat, Telems, Teleacre, Teleron, NBT and TCO IP S.A. He was also Chief Executive Officer of Tele Sudeste Celular Participações S.A., Tele Leste Celular Participações S.A. and Celular CRT Participações S.A. until 2006 and Telemig Celular Participações S.A. until November, 2009. He was an Officer of Telemig Celular Participações S.A., Avista Participações Ltda., Tagilo Participações Ltda., Sudestecel Participações Ltda. and Vivo Brasil Comunicações Ltda. until November, 2009. He was Chairman of the Board of Directors of Grupo Credicard from 1999 to 2005 and Chief Executive Officer of Banco Credicard S.A. from 2002 to 2005. Mr. Lima also held executive positions at Accor Brasil S.A., Rhodia Rhone Poulec S.A. and Saint Gobain S.A. He holds a degree in business administration and an MBA from Fundação Getúlio Vargas, Brazil. He holds a master’s degree in Finance and Strategic Planning from the Institute Superieur des Affaires, Jouy en Josas, France.

Executive Committee

The executive committee consists of at least four and no more than fifteen members, who may or may not be our shareholders, all of them appointed by our Board of Directors for a period of three years and who may remain in office until reappointed or replaced. Any of our executive officers may be removed at any time by a decision of the Board of Directors.

The following are the current members of the executive committee, their respective positions and the date of their appointment.

Name	Position	Date of Appointment
Antonio Carlos Valente da Silva	Chief Executive Officer	May 19, 2010
Paulo Cesar Pereira Teixeira	General and Executive Officer and as interim Chief Financial Officer, Control and Investor Relations Officer	September 13, 2011
Breno Rodrigo Pacheco de Oliveira	General Secretary and Legal Officer	June 14, 2011

Set forth below are brief biographies of our executive officers:

Breno Rodrigo Pacheco de Oliveira is 37 years old.  Is General Secretary and Legal Officer of Telefônica Brasil S.A., Vivo, A. TELECOM S.A., Telefônica Data S.A., Telefônica Sistema de Televisão S.A. , AJato Telecomunicação Ltda, Lemontree Participações S.A., TVA Sul Paraná S.A., GTR-T Participações e Empreendimentos S.A. and Comercial Cabo TV São Paulo S.A. He is also a member of the Deliberative Council of Visão Prev Sociedade de Previdência Complementar and Officer of SP Telecomunicações Participações Ltda.. Mr. Oliveira is also Corporate Secretary of the Board of Directors of Telefônica Factoring do Brasil Ltda., Corporate Secretary and member of the Board of Directors of Telefônica Corretora de Seguros Ltda., member of the Control Committee of Media Networks Brasil Soluções Digitais Ltda., Telefônica Serviços Empresariais do Brasil Ltda. and Telefônica Engenharia de Segurança do Brasil Ltda. He was General Secretary and Legal Officer from February 3, 2011 to October 3, 2011 of Vivo Participações(when it was merged into the company) and of Vivo from April, 2005 to February, 2011. He holds a law degree from Universidade do Vale do Rio dos Sinos – UNISINOS, Brazil.

For the biographies of Antonio Carlos Valente da Silva and Paulo Cesar Pereira Teixeira, see “—Board of Directors.”

B.	Compensation

For the year ended December 31, 2012, the aggregate amount of compensation paid to all our Directors and Executive Officers was approximately R$21. 6 million, of which R$16.9 million corresponded to salaries and R$4.7 million corresponded to bonuses.

For the year ended December 31, 2012, our Directors and Officers did not receive any pension, retirement or similar benefits.

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

Nominations, Compensation and Corporate Governance Committee

Our Nominations, Compensation and Corporate Governance Committee was established in November 1998, and was restructured in October 2004, and consists of three to five directors appointed by the Board of Directors to serve for the duration of their respective terms as members of the Board of Directors. The Nominations, Compensation and Corporate Governance Committee, among other responsibilities that may be required by the Board of Directors, is charged with informing and providing recommendations to the Board of Directors regarding the following:

•	the appointment of executive officers for our company and our subsidiaries;

•	the parameters on compensation for our executive officers and administrators;

•	the terms and conditions of executive officers, employment agreements;

•	the review of the Board’s compensation plan and any amendments;

•	the incentive plans related to compensation;

•	the compensation policy for directors and executive officers of the company; and

•	the annual corporate governance report.

The following individuals are the current members of the Nominations, Compensation and Corporate Governance Committee:

Members	Date Appointed
José Fernando de Almansa Moreno-Barreda	May 19, 2010
Antonio Carlos Valente da Silva	May 19, 2010
Narcis Serra Serra	November 05, 2012
José Manuel Fernandez Norniella	May 19, 2010

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

Members	Date Appointed
Eduardo Navarro de Carvalho	February 15, 2012
Luciano Carvalho Ventura	May 19, 2010
Roberto Oliveira de Lima	November 07, 2011

D.	Employees

As of December 31, 2012, we had 19.614 employees. All of our employees are full-time, and are divided into the following categories: 27% in our network plant operation, maintenance, expansion and modernization; 58% in sales and marketing; and 15% in administration, finance and investor relations, human resources, inventory, technology, legal and strategic planning and management control.

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

From 2000, we decided to establish defined contributions plans, and offered it to participants in our PBS´s plan, defined benefit plans, as well as to employees who did not qualify for participation. Unlike the PBS´s plan, which is a defined benefits plan, defined contributions plans are financed for contributions by participating employees, as well as by us as sponsor, which are credited to the individual accounts of the participants. We are responsible for all management and maintenance expenses of these plans, including the risks of death and permanent injury of the participants.

We maintained the following defined benefit plans: PBS Telesp, PBS Telesp Celular, PBS Tele Centro Oeste, PBS Teleleste, PBS Telesudeste and PBS Telemig Celular. Besides these plans were maintained defined contribution plans: Visão Telesp, Visão Telefônica Empresas, Visão Assist, Visão ATelecom, TCPPREV, Visão Celular, CelPrev Telemig Celular, VivoPrev and TCOPREV, the latter being a variable contribution plan.

The plans PBS TELESP, Visão TELESP, Visão Telefônica Empresas, Visão Assist and Visão ATelecom, previously managed by Fundação Sistel de Seguridade Social, or SISTEL, were transferred to another closed social security entity called VISÃO PREV Sociedade de Previdência Complementar on February 18, 2005.

Already in 2007, was the transfer of management of Fundação Sistel para o VISÃO PREV for the following plans: PBS Telesp Celular, TCPPREV, PBS Tele Centro Oeste Celular, TCOPREV, PBS Telesudeste Celular, Visão Celular and PBS Teleleste Celular. These 11 plans were gradually transferred to the VISÃO PREV from 31 July 2007 until 31 December 2007.

On August 21, 2007, after the approval of the board of directors of Vivo, the SPC (Secretariat for Pension Funds) approved the new plan VIVO PREV, a defined contribution plan administered by VISÃO PREV already. From 1 March 2008 to 31 May 2008, from 1 July 2009 to 30 September 2009, and October 1 to December 31, 2011, plan participants PBS Telesp Celular, TCPPREV, PBS Tele Centro Oeste Celular, TCOPREV, PBS Telesudeste Celular, Visão Celular,  PBS Teleleste Celular, CelPrev Telemig Celular e PBS Telemig Celular had the opportunity to migrate to the new plan VivoPrev.

Between the events above, on December 15, 2010, filed in PREVIC (National Superintendency of Pension Funds), an agency of the Ministry of Social Security, which replaced the old SPC, the request to transfer the management plans PBS Telemig, CelPrev Telemig Celular from Fundação SISTEL de Seguridade Social to the institution VISÃO PREV Sociedade de Previdência Complementar.

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

The company currently offers the following plans for employees who do not have any pension plan: Visão Telefônica plan and VIVO PREV plan. Our contributions to the VISÃO PREV plan are equal to those of the individual participants, ranging from 2% to 9% of the participant´s salary and to the VIVO PREV plan, ranging from 0% to 8% of the participant’s salary, depending on the percentage chosen by the participant. The average contributions of the sponsor under the Visão plan equal approximately to 5.76% and VIVO PREV plan 6.61% of the total amount of salaries paid to participating employees. Currently, 52.15% of our employees are covered by these plans.

With the acquisition of TVA Group companies we also have the defined contribution for Abrilprev for employees of these companies. In this plan the contributions can be made by participants from 1% to 4.5% of participation salary and the counterpart of the sponsor varies of 30 % to 150% depending on company time. The average contributions within the plan sponsor's Abrilprev are approximately equal to 4.27% of the total amount of wages paid to participating employees. Currently, 57% of our employees are covered by these plans.

Finally, due to the incorporation of companies of the Group in Brazil, the company has decided during the Board Meeting of 26.11.2012 to sponsor the defined contribution plan named Visão Multi. The rules of the plan are under review for approval of a government  bureau named PREVIC and the current estimate of its availability for use is the 2nd quarter of 2013.

Approximately 12% of our employees are union members’ representative in the telecommunication industry. These unions have state representation, so we have employees represented by 27 state unions. In turn, 19 of these unions are associated with the National Federation of Telecommunications Workers (Fenattel).

Our Collective Bargaining Agreement for these employees was renewed on September 1, 2012 and will expire on August 31, 2014, and in 2013 the economic clauses of the agreement must be renewed.

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

The fourth distribution under the PSP did not happen because it was not achieved the minimum established in the program for the indicator valuation Telefonica’s share (TSR – Total Shareholder Return).

The fifth provision related to PSP will take place in July 2013, with 38 executives (including 2 executives appointed pursuant to the bylaws) from Telefônica Brasil potentially having the right to receive 169.854 shares of Telefónica S.A., for which, on December 31, 2012, we have made a provision of R$7.4 million.

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

The first provision related to PIP will take place in July 2014, with 109 executives (including 5 executives appointed pursuant to the bylaws) from Telefônica Brasil potentially having the right to receive 416,384 shares of Telefónica S.A., for which, on December 31, 2012, we have made a provision of R$6.3 million.

The second provision related to PIP will take place in July 2015, with 127 executives (including 5 executives appointed pursuant to the bylaws) from Telefônica Brasil potentially having the right to receive 520,325 shares of Telefónica S.A., for which, on December 31, 2012, we have made a provision of R$2.6 million.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

In accordance with our bylaws, we have two classes of capital stock authorized and outstanding: common shares (ações ordinárias) and preferred shares (ações preferenciais). Our common shares have full voting rights. Our preferred shares have voting rights only under limited circumstances. At December 31, 2012, Telefónica Internacional owned 15.43% of our common shares and SP Telecomunicações, owned 50.47% of our common shares. Since Telefónica Internacional owns 55.28% of the equity share capital of SP Telecomunicações, it has effective control over 43.33% of our outstanding common shares. Accordingly, Telefónica Internacional has the ability to control the election of our Board of Directors and to determine the direction of our strategic and corporate policies. Neither Telefónica Internacional, nor SP Telecomunicações, has any special voting rights beyond those ordinarily accompanying the ownership of our common or preferred shares.

The following tables set forth information relating to the ownership of common and preferred shares by SP Telecomunicações, Telefónica Internacional and our officers and directors. We are not aware of any other shareholder that beneficially owns more than 5% of our common shares.

Shareholder’s Name	Number of common shares owned	Percentage of outstanding common shares
SP Telecomunicações	192,595,149	50.47%
Telefónica S.A.	97,976,194	25.68%
Telefónica Internacional	58,859,918	15.43%
All directors and executive officers as a group	1,548	–

Shareholder’s Name	Number of preferred shares owned	Percentage of outstanding preferred shares
SP Telecomunicações	29,042,853	3.90%
Telefónica S.A.	179,862,845	24.17%
Telefónica Internacional	271,707,098	36.52%
All directors and executive officers as a group	1,387	–

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

In 1999, we entered into a service agreement with Atento Brasil S.A. (an indirect majority-owned subsidiary of Telefónica S.A.), or Atento, that is automatically extended every three years, for the provision of certain customer services, principally services related to our call center. Transactions under this service agreement with Atento Brasil involved approximately R$979.7 million in 2012 (compared to R$1,041.8 million in 2011).

In April 2001, we entered into a service agreement for the provision of logistics, administrative, accounting and other services with Telefônica Serviços Empresariais do Brasil Ltda., or TGestiona, an indirect wholly owned subsidiary of Telefónica. Transactions with TGestiona under this service agreement involved approximately R$97.7 million in 2012 (compared to R$94.6 million in 2011).

Some international roaming services are provided by companies in the Telefonica Group.

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

Our policy with respect to provisioning for contingencies classifies the various legal proceedings to which we are party as “probable,” “possible” and “remote.” The Company and its subsidiaries are parties to labor, tax, civil and regulatory claims and set up a provision for contingencies for which the likelihood of loss was estimated as probable. Our senior management classifies each legal proceeding into one of these three categories (probable, possible and remote) based upon the advice of internal and external counsel and specialized technical advisors in charge of each matter. Due to the level of provisioning and based on its analysis of the individual cases, our management believes that no additional liabilities related to any legal proceedings will have a material effect on our financial condition or results of operations.

Provision for Tax Matters

Federal Taxes

At December 31, 2012, the company was party to administrative and judicial proceedings relating to: (i) additional contributions to the FGTS (Unemployment Compensation Fund)  on deposits made by employees ( the issue does not result in the reduction of part of FGTS deposits made by the company on behalf of its employees); (ii) claims resulting from the non-ratification of compensation and refund requests, formulated by the company;(iii) social contributions relating to a supposed failure to pay 11% on the value of invoices, billing and receipts from service providers hired for the transfer of labor; (iv) CIDE levied on the remittance of funds abroad relating to technical services, administrative assistance and to services of similar nature, as well as royalties; (v) fixed: non-inclusion of interconnection and EILD expenses in the FUST base and Wireless carriers:  non-inclusion of revenues from interconnection in the FUST tax base; (vi) contribution to Empresa Brasileira de Comunicação, created by Law No. 11652/08; (vii) TFI/TFF on mobile stations; (viii) IRRF on Interest on shareholder’s equity; (ix) Public Price for Numbering Resources Management (PPNUM) by ANATEL instituted by Resolution No. 451/06; (x) IRPJ/PIS/COFINS resulting from the non-ratification of the companies’ offset and refund requests; (xi) Social Investment Fund (Finsocial) offset amounts; (xii) failure to pay withholding social contribution levied on services rendered, remuneration, salaries and other salary bases; (xiii) COFINS – Requirement resulting from non-inclusion of financial income into the tax base; (xiv) additional charges to the PIS and COFINS tax base, as well as additional charges to COFINS required by Law No. 9718/98; and (xv) Tax on Net Income (ILL). On December 31, 2012, total consolidated provisions amounted to R$1,860.8 million.

In the opinion of our management and our legal advisors, the chance of loss in these cases is “probable.”

State Taxes

On December 2012, the company and its subsidiaries were party to administrative and judicial proceedings in progress referring to (i) ICMS tax credits on electric power and tax credits without documentation (ii) ICMS not levied on telecommunication services; (iii) disallowance of ICMS tax incentives for cultural projects; (iv) ICMS on TV subscription; and (v) environmental administrative fine At December 31, 2012, total consolidated provisions amounted to R$67.4 million.

In the opinion of our management and our legal advisors, the chance of loss in these cases is “probable.”

Municipal Taxes

On December 31, 2012, the company and its subsidiaries were party to tax claims at a municipal level, both in the administrative and judicial sphere which, based on the opinion of its legal advisors, are classified as a probable loss. At December 31, 2012, total consolidated provisions amounted to R$16.6 million.

These proceedings relate to: (i) IPTU, (ii) ISS levied on chattel lease services and secondary and complementary activities, and (iii) Surveillance, Control and Inspection Fee (TVCF).

In the opinion of our management and our legal advisors, the chance of loss in these cases is “probable.”

Other Provisions

At December 31, 2012, the company and its subsidiaries recorded other provisions, relating to legal claims, both in the administrative and in the judicial level, related to ISS on effective provision of services of lease, sublease, right of way or use right, whether shared or not, of railway, highway, telegraph poles, cables, ducts and conducting wires of any kind. At December 31, 2012, the consolidated provisions totaled R$8.2 million.

In the opinion of our management and our legal advisors, the chance of loss in these cases is “probable.”

Tax Proceedings

The following tax proceedings were pending as of December 31, 2011, and, in the opinion of our management and our legal advisors, the chance of loss in these cases is “possible.”

Federal Taxes

At December 31, 2012, the company and its subsidiaries were a party to various administrative and judicial proceedings in the federal sphere, which are waiting to be tried at various court levels. At December 31, 2012, the total consolidated amount was R$3,146.7 million.

Key proceedings refer to: (i) Non-compliance manifestations due to the ratification of compensation requests made by the company; (ii) fine for distribution of dividends even in view of the alleged existence of outstanding debts payable to the federal government; (iii) social security contribution (INSS) on compensation payment for salary devaluation arising from losses caused by “Plano Verão” (Summer Plan) and “Plano Bresser” (Bresser Plan), SAT (Work Accident Insurance), Social Security and payables to third parties (INCRA and SEBRAE), supply of meals to employees, 11% retention (labor assignment); (iv) IRRF on the funds remittance abroad related to technical services and to administrative support and similar services, as well as royalties; (v) PIS levied on roaming; (vi) CPMF levied on operations resulting from the technical cooperation agreement with the National Treasury Department (STN) (offsetting through the Integrated System of Federal Government Financial Administration - SIAFI) and on foreign-exchange contracts required by the Brazilian Central Bank; (vii) IRPJ and CSLL related to deductions on revenues from reversal of provisions; (viii) Income tax and social contribution – disallowance of costs and miscellaneous expenses not substantiated; (ix) deductions of COFINS from loss in swap transactions; (x) PIS / COFINS accrual basis versus cash basis; (xi) IRPJ payable in connection with allocation of excess funds to Northeast Investment Fund (FINOR), Amazon Region Investment Fund (FINAM) or Economic Recovery Fund of

the State of Espírito Santo (FUNRES); (xii) IRPJ on derivative operations; (xiii) IRPJ and CSLL – disallowance of expenses related to the goodwill paid in the acquisition of Celular CRT S.A., goodwill arising from the privatization process and Vivo’s corporate restructuring; and (xiv) contribution to the Brazilian company of communication, created by Law No. 11.652/08.

In the opinion of management and its legal advisors, the chances of loss in these processes are possible.

State Taxes

On December 31, 2012, the company and its subsidiaries were a party to various administrative and judicial proceedings related to ICMS, at the state level, which are ongoing in various court levels. At December 31, 2012, the total consolidated amount was R$5,870.4 million.

Key proceedings refer to: (i) provision of facility, utility and convenience services and rental of the “Speedy” service modem; (ii) international calls (DDI); (iii) undue credit related to the acquisition of items intended to property, plant and equipment; (iv) lack of proportionate credit reversal referring to the acquisition of property, plant and equipment items; (iv) amounts unduly appropriated as ICMS tax credits; (v) service provided outside São Paulo state with ICMS paid to São Paulo State; (vi) co-billing, (vii) tax substitution with a fictitious tax base (tax guideline); (viii) use of credits related to acquisition of electric power; (ix) secondary activities, value added and supplementary services (Agreement 69/98); (x) tax credits related to opposition/challenges referring to telecommunications services not provided or mistakenly charged (Agreement 39/01); (xi) shipment of goods with prices lower than acquisition prices (unconditional discounts); (xii) deferred charge of ICMS - Interconnection (DETRAF – Traffic and Service Provision Document); (xiii) credits derived from tax benefits granted by other states; (xiv) disallowance of tax incentives related to cultural projects; (xv) transfers of assets among business units owned by the company; (xvi) communications service tax credits used in provision of services of the same nature; (xvii) card donation for prepaid service activation; (xviii)  reversal of credit from return and free lease in connection with assignment of networks (used by the company itself and exemption from public bodies); (xix) DETRAF fine, (xx) ICMS on own consumption; (xxi) ICMS on exemption of public bodies; (xxii) issue of invoices with negative ICMS amounts; and (xxiii) restructuring of ledger without prior authorization by the Treasury.

In the opinion of management and its legal advisors, the chance of loss is possible in these procedures.

Municipal Taxes

At December 31, 2012, the company and its subsidiaries were party to various administrative and judicial proceedings at the municipal level, which are ongoing various court levels. At December 31, 2012, the total consolidated amount was R$544.4 million.

Key proceedings refer to: (i) ISS – secondary activities, value added and supplementary services; (ii) withholding ISS; (iii) IPTU; (iv) Land Use Fee; (v) municipal fees; (vi) tariff for Use of Mobile Network (TUM), infrastructure lease; (vii) advertising services; (viii) services provided by third parties; (ix) business management consulting services provided by Telefonica Internacional (TISA); (x) ISS tax levied on caller ID services and on cell phone activation

In the opinion of management and its legal advisors, loss is possible in these proceedings.

ANATEL

FUST – Universalization of Telecommunications Service

Writs of Mandamus filed separately by the fixed and mobile operators to recognize the right to: Fixed: Failure to include interconnection and EILD expenses in the FUST base and Mobile:  Failure to include interconnection revenue in the FUST base, pursuant to Abridgement No. 7, of December 15, 2005, since it disagrees with the provisions of the sole paragraph, article 6, of Law No. 9,998/00, which are waiting to be tried in the court of appeals.

A number of delinquency notices referring to debit entry issued by ANATEL in the administrative level to set up the tax credit related to interconnection, EILD and other revenues that are not earned from the provision of telecommunications services.

At December 31, 2012, the total consolidated amount was R$1,970.8 million.

In the opinion of management and its legal advisors, there are possible chances of loss in these procedures.

FUNTTEL – Fund for the Technological Development of Telecommunications

At December 31, 2012, the company and its subsidiaries were parties to administrative and judicial proceedings which are waiting to be tried at the lower administrative court and the court of appeals. At December 31, 2012, the total consolidated amount was R$614.3 million.

Such proceedings concern the collection of contributions to FUNTTEL on other revenues (not related to telecom services), as well as on income and expenses transferred to other operators (interconnection).

In the opinion of management and its legal advisors, the chance of success in these procedures is possible.

FISTEL – Telecommunications Supervision Fund

Due extension of the effective license period to use telephone switches in connection with use of STFC (landline phone carriers) and extension of the right to use radiofrequency in connection with wireless service (wireless carriers), ANATEL charges the Installation Inspection Fee (TFI).

This collection is based on ANATEL’s understanding that such extension would represent a taxable event for TFI. The Company and its subsidiaries understand that such collection is unjustified, and separately challenged the aforesaid fee in court. At December 31, 2012, total consolidated amount was R$1,589.5 million, without the respective deposit in full.

In the opinion of management and its legal advisors, there are possible chances of loss in these procedures.

PPNUM – Price Relative to the Public Administration of Numbering Resources

Our subsidiary Vivo, along with other wireless carriers in Brazil, are challenging in court the tariff charged by ANATEL for use by such carriers of the numbering resources managed by the agency. When charged by ANATEL, Vivo made a judicial deposit referring to the amounts payable. On April 23, 2009, the carriers received a favorable sentence and the lawsuit is currently waiting to be tried at the court of appeals. At December 31, 2012, total amount was R$2.1 million.

In the opinion of management and its legal advisors, there are possible chances of loss in these procedures.

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

Civil Claims

There are several civil claims against us. We have recorded R$795.3 million in provisions for these proceedings where the risks are deemed probable, including the civil proceedings described below and the regulatory and antitrust proceedings that follow:

•
Expansion Plan–PEX. We are defendants in proceedings related to the possible right of individuals who purchased our shares in connection with our network expansion plan after 1996, to receive additional shares from us. These claims are in various levels of the court system. The chance of loss in such proceedings is classified on a case-by-case basis according to the facts presented in each proceeding. For the proceedings in which the chance of loss was classified as “probable,” we recorded a provision of R$31.3 million.

•
Service Complaints. We and our subsidiaries are defendants in certain civil actions, in various court levels, regarding claims related to our services and our ordinary course of business initiated by individual customers, civil associations on behalf of customers or by the PROCON foundation, as well as by the Federal and State Public Prosecutor’s Offices. We recorded a provision of R$377.6 million for these claims. We are also defendants to civil actions in which the risk of loss is classified as “possible” in the amount of R$1,236.3 million.

•
Consumer Relations Claims. We are defendants in several civil actions initiated by individual customers in which the claims are the same or very similar from to other and, when considered individually, are not material, to which we recorded a provision of R$78.7 million, calculated on the basis of on the statistical analysis of our historical losses in such proceedings.

There are several civil claims against us, for which we have not recorded provisions, though which we deem to be notable, including:

•
Pension Benefit Plan Spin-Off. Sistel Participants Association in São Paulo (ASTEL) ) and National Federation of Associations of Retirees and Pensioners and Participants in Pension Funds in Telecom (FENAPAS), they filed with two distinct - same object though - public civil action against the company, Sistel Foundation and others, claiming the annulment of the spin-off of the PBS pension benefit plan that occurred in 2000 which caused the creation of the specific TELESP–PBS pension benefit plan, and corresponding allocation of resources resulted from the technical superavit and fiscal contingencies existing at that time. The chance of loss in both of them is possible based on the opinion of our legal advisors. The amount involved in both cases cannot yet be determined until an expert appraisal report is conducted since it includes the spun-off portion of Sistel related to the telecommunication operators from the former “Telebrás System.”

•
Community Telephone Plan–PCT. We are subject to civil public action proposals claiming the possible right for indemnity of associates and entities hired for the construction of community networks connected to the network of fixed telephony operators and have not received shares for their financial investment in the municipality of Mogi das Cruzes, involving a total amount of approximately R$236.2 million. Based on the opinion of our legal advisors, the chance of loss is possible. The appellate court has ruled in our favor and changed the lower court decision. The plaintiff filed an appeal to the Supreme Court which is awaiting resolution.

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

Regulatory and Antitrust Litigation

ANATEL

Administrative Proceedings for Noncompliance with Regulatory Obligations Brought by ANATEL – PADOs. As of December 31, 2012, the fixed service division was involved in several administrative proceedings brought on grounds of alleged breach of obligation established by federal regulation, involving risk of loss that is classified as probable. The amount involved and the provision recorded for the proceedings involving a risk of loss classified as probable was, in December 31, 2012, R$265.0 million. We are also defendants to such administrative proceedings in which the risk of loss classified as possible is in the amount of R$1,081.6 million.

Our subsidiary Vivo is also part of several administrative and legal actions brought by ANATEL that allege non compliance with regulatory requirements related to SMP service, in the total amount of approximately R$42.6 million. Based on the opinion of our counsel, we believe that the likelihood of unfavorable outcomes with respect to these claims is probable. We are also defendants to such administrative proceedings in which the risk of loss classified as possible in the amount of R$39.4 million.

On August 6, 2007, Global Village Telecom Ltda (GVT), Intelig Telecomunicações Ltda (Intelig), Transit of Brazil Ltda. and Easytone Telecomunicações Ltda., brought an administrative action under the Brazilian System of Competition Defense (Sistema Brasileiro de Defesa da Concorrência), or SBDC, against Claro SA (Claro), Tim Brazil Services and Telecommunications SA (TIM), TNL SCS SA (Hi) and Vivo, for alleged anticompetitive practices and price fixing, alleging price fixing related to the VUM rate charged to competitors. On August 21, 2008, the Secretariat of Economic Law (Secretaria de Direito Econômico), or SDE, initiated administrative proceedings in order to assess whether the practices alleged were in breach of Law No. 8.884/94, the applicable Brazilian antitrust and price fixing legislation.

The SDE and federal prosecutors have issued advice recommending: (i) removal of the antitrust charge against all represented parties, (ii) the exclusion of Hi as defendants in the price fixing investigation, (iii) the conviction of Vivo, TIM and Claro for price fixing. The process is the Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica), or CADE, awaiting trial.

Based on the opinion of our counsel, we believe the risk of an adverse judgment in the aforementioned administrative proceedings related to price fixing to be possible, and we estimate that the penalty for this conduct may range from 0.1% to 0.5% of the gross revenues of Vivo for 2006. However, in the unlikely event CADE were to find that Vivo engaged in anticompetitive practices, a position already rejected by SDE and MPF, it is estimated that the fine could range from 10% to 15% of the gross revenues of Vivo in 2006.

Notably, a new law governing antitrust, Law No. 12,529/12, recently came into force on May 29, 2012, and as there have been few cases decided by CADE applying the new criteria, the estimates above are based on previous case law and our analysis of the new law.

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

If a shareholder is not a resident of Brazil, he or she must register with the Central Bank of Brazil to be eligible to receive dividends, sales proceeds or other amounts with respect to his or her shares outside of Brazil. Our preferred shares underlying ADSs are held in Brazil by a Brazilian custodian, Citibank N.A., as the agent for the depositary, which is the registered owner of our shares.

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

The following table sets forth the dividends or interest on shareholders’ equity paid to holders of our common and preferred shares since 2008 in reais.

Year	Description (Dividends or Interest on Shareholders’ Equity)(1)	Common Shares	Preferred Shares
	(per share/in R$)
2012	Div/Int	2.567510	2.824261
2011	Div/Int	4.783035	5.261339
2010	Div/Int	3.616248	3.977873
2009	Div/Int	2.556431	2.812074
2008	Div/Int	4.539838	4.993823

(1)	Interest on shareholders’ equity is net of withholding taxes.

Dividends and Interest on Shareholders’ Equity

On December 9, 2009, the Board of Directors approved, subject to the shareholders’ approval, a payment of interest on shareholders’ equity for our common and preferred shares in the amount of R$174.3 million. The actual payment occurred on April 26, 2010.

On April 7, 2010, at the General Shareholders Meeting, the shareholders approved the distribution of dividends to the common and preferred shares in the total amount of R$1,252 million declared on the basis of the closing balance sheet on December 31, 2009. The actual payment was made as follows:

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

On December 14, 2010, the Board of Directors approved, subject to shareholder approval, a payment of interest on shareholders equity for the common and preferred shares totaling R$171.7 million. The actual payment occurred on May 20, 2011.

On March 18, 2011, at the General Shareholders Meeting, the shareholders approved the distribution of dividends to the common and preferred shares in the total amount of R$1,694 million declared on the basis of the closing balance sheet on December 31, 2010. The actual payment was made as follows:

•	an initial installment of R$1,429 million which the payment occurred on May 20, 2011; and

•	the remaining portion of R$264.7 million which payment occurred on November 3, 2011.

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

On December 12, 2011, the Board of Directors approved, subject to shareholder approval, a payment of interest on shareholders equity for the common and preferred shares totaling R$617.0 million. The actual payment occurred on May 1, 2012.

On April 11, 2012, at the General Shareholders Meeting, the shareholders approved the distribution of dividends to the common and preferred shares in the total amount of R$1,953 million declared on the basis of the closing balance sheet on December 31, 2011. The actual payment was made as follows:

•	an initial installment of R$1,075.6 million which the payment occurred on May 01, 2012; and

•	the remaining portion of R$877.4 million which payment occurred on December 12, 2012.

On November 05, 2012, the Board of Directors approved the distribution of interim dividends of R$1,122.5 million based on earnings accumulated in our existing balance sheet as of June 30, 2012. The actual payment occurred on December 12, 2012.

On January10, 2013, the Board of Directors approved the distribution of interim dividends of R$1,650 million based on earnings accumulated in our existing balance sheet as of September 30, 2012. This amount was paid on February 18, 2013.

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

Our preferred shares began trading on BM&FBOVESPA, on September 21, 1998 and are traded on BM&FBOVESPA under the symbol “VIVT4” (formerly TLPP4).” Our common shares trade under the symbol “VIVT3” (formerly TLPP3). At December 31, 2012, we had approximately 1,125.6 million common and preferred shares held by approximately 2.3 million common and preferred shareholders.

In the United States, the preferred shares trade in the form of ADRs, each representing one preferred share, issued by Citibank N.A, as depositary, pursuant to a Deposit Agreement, among us, the depositary and the registered holders and beneficial owners from time to time of ADRs. The ADRs commenced trading on the NYSE on November 16, 1998 and are traded on NYSE under the symbol “VIV” (formerly TSP). The following table sets forth the reported high and low closing sales prices for ADRs on the NYSE for the periods indicated.

	NYSE		BM&FBOVESPA		BM&FBOVESPA
	HIGH	LOW	HIGH	LOW	HIGH	LOW
	(in US$ per ADS)		(in reais per preferred share)		(in reais per common share)
Year ended
December 31, 2008	21.72	18.62	52.12	44.94	39.95	33.84
December 31, 2009	25.53	23.74	43.54	42.12	39.29	36.00
December 31, 2010	24.53	22.70	42.03	38.60	39.30	36.22
December 31, 2011	28.33	25.74	52.97	47.47	48.00	43.50
December 31, 2012	31.22	21.17	56.92	43.45	51.69	37.53
Year ended December 31, 2011
First quarter	25.34	23.07	42.60	37.80	42.30	36.24
Second quarter	30.40	25.00	46.99	39.48	43.90	37.02
Third quarter	31.77	25.84	52.50	43.06	46.88	37.30
Fourth quarter	29.34	25.39	52.97	46.55	48.00	40.50
Year ended December 31, 2012
First quarter	31.02	27.02	56.59	47.50	50.98	42.77
Second quarter	31.22	23.31	56.92	47.30	51.69	43.20
Third quarter	25.66	21.35	51.60	43.45	47.88	39.40
Fourth quarter	24.08	21.17	49.28	43.54	43.65	37.53

	NYSE		BM&FBOVESPA		BM&FBOVESPA
	HIGH	LOW	HIGH	LOW	HIGH	LOW
	(in US$ per ADS)		(in reais per preferred share)		(in reais per common share)
Month ended
September 30, 2012	23.07	21.37	46.63	43.45	41.30	39.40
October 31, 2012	22.40	21.45	45.70	43.54	40.94	37.53
November 30, 2012	23.35	21.80	48.95	44.79	42.76	39.33
December 31, 2012	24.08	21.17	49.28	45.20	43.65	39.35
January 31, 2013	25.79	24.32	52.55	49.62	47.47	43.00
February 29, 2013	26.59	24.43	52.57	48.14	46.10	43.00
March 2013 (through March 19)	27.66	26.41	54.12	52.04	48.24	45.41

B.	Plan of Distribution

Not applicable.

C.	Markets

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

Trading on the exchange is conducted by authorized members. Trading sessions take place every business day, from 10:00 a.m. to 5:00 p.m. or from 11:00 a.m. to 5:30 p.m. during daylight savings time in the U.S., on an electronic trading system called Megabolsa. Trading is also conducted between 5:45 p.m. and 7:00 p.m., or between 6:15 p.m. and 8:00 p.m. during daylight savings time in Brazil, in an after-market system connected to both traditional brokerage firms and brokerage firms operating on the Internet. This after-market trading is subject to regulatory limits on price volatility of securities traded by investors operating on the Internet.

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

At December 31, 2012, the aggregate market capitalization of the 364 companies listed on BM&FBOVESPA was approximately US$1,235 billion. Although all the outstanding shares of an exchange-listed company may trade on a Brazilian stock exchange, in most cases, less than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling entities or persons that rarely trade their shares. For this reason, data showing the total market capitalization of Brazilian stock exchanges tends to overstate the liquidity of the Brazilian equity securities market.

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

With the approval of our Board of Directors and/or Officers, we implemented several measures over the last few years designed to improve our transparency and disclosure practices. We believe these measures will benefit our shareholders, and current and future investors as well as the marketplace in general. Among the measures we have implemented, we have:

•	created a disclosure policy for material facts and corporate actions(Política de Divulgação de Ato e Fato Relevante);

•	created a policy for internal controls related to financial information (Normativa sobre Registro, Comunicação e Controle de Informação Financeiro-Contábil);

•	created Service Quality and Marketing Committee;

•	created Control and Audit Committee;

•	created Nominations, Compensation and Corporate Governance Committee;

•	created a policy to denounce fraud within the company (Canal de Denúncias);

•	created a policy for prior approval of contracting audit services (Normativa sobre Aprovação Prévia de Serviços a serem Prestados pelo Auditor Externo);

•	created an internal rule of conduct relating to the securities market (Regulamento Interno de Conduta);

•	created an Ethics Code in respect of handling financial information (Normas de Conduta para Financeiros); and

•	created a policy regarding communication of information to the securities market (Normativa sobre Comunicação de Informação aos Mercados).

As determined by the Brazilian Corporate Law, the compensation of senior management is approved by our shareholders at an annual shareholders meeting. The Nominations, Compensation and Corporate Governance Committee provides information and recommendations to the Board of Directors regarding the criterion for compensation.

Our rules relating to insider trading are determined in our internal rules and the corporate laws. Senior management and members of our Board of Directors and any other employee exposed to sensitive information are subject to the restrictions imposed by such rules. In addition to the prohibition on trading of our shares by such individuals when in possession of insider information, the rules establishes blackout trading periods for those periods when insider information is available. As an example, the month before the formulation and approval of our annual financial statements by our Board of Directors is considered a blackout period under the charter. In addition, the charter sets forth instructions for dealing with conflicts of interest and mandates disclosure of any such situation.

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

Our capital stock comprises preferred shares and common shares, all without par value. At December 31, 2012, there were 261,308,985 outstanding preferred shares and 31,208,300 outstanding common shares. Our share capital may be increased by resolution of the Board of Directors, up to the limit authorized by our bylaws. Any increase above the capital must be approved by a general shareholders meeting.

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

On June 30, 2011, we have renewed our concession agreement with ANATEL and consolidated our existing material contacts related to the concession of public telecommunications service granted by ANATEL into two new contracts (each filed as an Exhibit to this Annual Report). One of these contracts authorizes the company to provide commuted fixed telephone service (Sectors 31) and the other contract authorizes the company to provide long-distance telephone services (Sector 31). These contracts will expire on December 31, 2025.

Telefônica Brasil had also authorization to provide local and long-distance telephone services under the private system (all sectors, except Sector 31), which was granted in 2002, for an unlimited period of time. On September 5, 2011, these Authorization Terms were transferred to Vivo. Telefônica Brasil and VIVO have Multimedia Communication Service Authorization Terms, which are also material contracts. Based on this Authorization Terms, the companies are allowed to provide broadband services in the State of São Paulo (Telefônica) and all over Brazilian territory (Vivo*). The Term was signed on April 17, 2003 and March 19, 2004 for an undetermined period of time and is still currently in effect.

*The Authorization Term was granted to Global Telecom, an incorporated company.

In line with the General Plan of Authorization, which had split the country into three regions, Vivo holds three Authorization Terms for the provision of Personal Mobile Services, SMP, with national coverage. The regions were split as follows: Region I: states of Rio de Janeiro, Espírito Santo, Minas Gerais, Amazonas, Roraima, Amapá, Pará, Maranhão, Bahia, Sergipe, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas, Region II: states of Paraná, Santa Catarina, Rio Grande do Sul, Goiás, Tocantins, Mato Grosso do Sul, Mato Grosso, Rondônia, Acre and Federal District and Region III: State of São Paulo.

In Region I, Vivo holds the Terms of Service Authorization n ° 078/2012 of 07/02/2012, in Region II, VIVO SA holds the Terms of Service Authorization n ° 005/2010 of 29/01/2010, and in Region III, VIVO SA holds the Terms of Service Authorization n ° 006/2010 of 29/01/2010.

The authorization is a legal requirement for the provision of telecommunications services in the region covered thereby. Licenses for personal mobile services (SMP) carry the right to provide mobile services for an unlimited period of time. However, the use of spectrum is restricted in accordance with the specific license conditions. All Telefónica’s Brazilian mobile authorizations were granted to Vivo as follows:

•	Vivo-Rio Grande do Sul except Pelotas, Capão do Leão, Morro Redondo e Turuçu (“A” band) until 2022 (renewed in 2007);

•	Vivo-Rio de Janeiro (“A” band) until 2020 (renewed in 2005);

•	Vivo-Espírito Santo (“A” band) until 2023 (renewed in 2008);

•	Vivo-Bahia (“A” band) and Vivo-Sergipe (“A” band) until 2023 (renewed in 2008);

•	Vivo-São Paulo (“A” band) until 2023 (renewed in 2008); or 2024, for the cities of Ribeirão Preto and Guatapará (renewed in 2009);

•	Vivo-Paraná/Santa Catarina (“B” band) until 2013;

•	Vivo-Distrito Federal (“A” band) until 2021 (renewed in 2006);

•	Vivo-Acre (“A” band), Vivo-Rondônia (“A” band), Vivo-Mato Grosso (“A” band) and Vivo-Mato Grosso do Sul (“A” band) until 2024 (renewed in 2009);

•	Vivo-Goiás/Tocantins (“A” band) until 2023 (renewed in 2008);

•	Vivo-Amazonas/Roraima/Amapá/Pará/Maranhão (“B” band) until 2013;

•	Vivo Minas Gerais* (“A” band) until 2023 (renewed in 2008);

•	Vivo for the cities in which CTBC Telecom operates in the state of Minas Gerais* (“E” band) until 2020;

* On October 1, 2011, assets, rights and obligations of  Vivo Participações relating to mobile operations in Minos Gerais were awarded to Vivo, a subsidiary of Vivo Participações.

License renewals for “A” and “B” bands must be requested 30 months in advance of the expiry date. Spectrum rights may be renewed only once, for a 15-year period. After this period, the license must be renegotiated.

License renewals for the “E” band must be requested between 36 and 48 months in advance of the expiry date. Spectrum rights may be renewed only once, for a 15-year period. After this period, the license must be renegotiated.

In December 2007, ANATEL auctioned off nationally 15 blocks in the 1900 MHz band (“L” band). Vivo won 13 through Brasil, except in the northern region and the towns of Londrina and Tamarana in the state of Paraná. The spectrum licenses, along with the related renewal dates, are as follows:

•	Vivo-Rio Grande do Sul (“L” band) until 2022 (renewed in 2007) including cities in the Pelotas metropolitan area;

•	Vivo-Rio de Janeiro (“L” band) until 2020 (renewed in 2005);

•	Vivo-Espírito Santo (“L” band) until 2023 (renewed in 2008);

•	Vivo-Bahia (“L” band) and Vivo-Sergipe (“L” band) until 2023 (renewed in 2008);

•
Vivo-São Paulo (“L” band) until 2023 (renewed in 2008), the cities of Ribeirão Preto, Guatapará and Bonfim Paulista (renewed in 2009) until 2024, and the cities where CTBC Telecom operates in the state of São Paulo until 2022;

•	Vivo-Paraná (excluding the cities of Londrina and Tamarana)/Santa Catarina (“L” band) until 2013;

•	Vivo-Federal District (“L” band) until 2021 (renewed in 2006);

•
Vivo-Acre (“L” band), Vivo-Rondônia (“L” band), Vivo-Mato Grosso (“L” band) and Vivo-Mato Grosso do Sul (“L” band) until 2024 (renewed in 2008) and the city of Paranaíba de Mato Grosso do Sul until 2022;

•	Vivo-Goiás/Tocantins (“L” band) until 2023 (renewed in 2008) and the cities where CTBC Telecom operates in the state of Goiás until 2022; and

•	Vivo-Alagoas/Ceará/Paraíba/Piauí/Pernambuco/Rio Grande do Norte (“L” band) until 2022;

License renewals for the “L” band must be requested between 36 and 48 months in advance of the expiry date. Spectrum rights may be renewed only once, for a 15-year period. After this period, the license must be renegotiated.

In April 2008, ANATEL auctioned off 36 blocks 2100 MHz band (3G licenses). Vivo obtained nine in the “J” band through Brasil, enabling it to provide nationwide coverage in 3G. The spectrum licenses, along with the related renewal dates, are as follows:

•	Vivo-Rio Grande do Sul (including cities in the Pelotas metropolitan area) (“J” band) until 2023;

•	Vivo-Rio de Janeiro (“J” band) until 2023;

•	Vivo-Espírito Santo (“J” band) until 2023;

•	Vivo-Bahia (“J” band) and Vivo-Sergipe (“J” band) until 2023;

•	Vivo-São Paulo (including the cities of Ribeirão Preto, Guatapará and Bonfim Paulista and the cities where CTBC Telecom operates in the state of São Paulo) (“J” band) until 2023;

•	Vivo-Paraná (including the cities of Londrina and Tamarana)/Santa Catarina (“J” band) until 2023;

•	Vivo-Federal District (“J” band) until 2023;

•	Vivo-Acre (“J” band), Vivo-Rondônia (“J” band), Vivo-Mato Grosso (“J” band) and Vivo-Mato Grosso do Sul (including the city of Paranaíba) (“J” band) until 2023;

•	Vivo-Goiás (including the cities where CTBC Telecom operates in the state of Goiás)/Tocantins (“J” band) until 2023;

•	Vivo-Alagoas/Ceará/Paraíba/Piauí/Pernambuco/Rio Grande do Norte (“J” band) until 2023;

•	Vivo-Amazonas/Roraima/Amapá/Pará/Maranhão (“J” band) until 2023; and

•	Vivo-Minas Gerais* (including the cities where CTBC Telecom operates in the state of Minas Gerais) (“J” band) until 2023

* On October 1, 2011, assets, rights and obligations of  Vivo Participações relating to mobile operations in Minos Gerais were awarded to Vivo, a subsidiary of Vivo Participações.

License renewals for the “J” band must be requested between 36 and 48 months in advance of the expiry date. Spectrum rights may be renewed only once, for a 15-year period. After this period, the license must be renegotiated.

In December 2010, ANATEL auctioned off 169 licenses in the 900 MHz, 1800 MHz and 2100 MHz frequencies. Vivo secured 23 blocks, 14 in 1800 MHz frequency band “D”, “E”, “M” and extension bands, and 9 in the 900 MHz extension bands, giving it nationwide coverage in the 1800 MHz frequency band. The spectrum licenses are up for renewal in 2023.

•	"M" Band (1800 MHz) in the Federal District and the states of Paraná, Santa Catarina, Rio Grande do Sul, Goiás, Tocantins, Mato Grosso do Sul, Mato Grosso, Rondônia and Acre;

•	Extension of the 1800 MHz band throughout the State of São Paulo;

•	“D" Band (1800 MHz) in the cities of Pelotas, Morro Redondo, Capão do Leão and Turuçu in the state of Rio Grande do Sul;

•	"E" Band (1800 MHz) in the states of Alagoas, Ceará, Paraíba, Piauí, Pernambuco and Rio Grande do Norte;

•	Extension of the 900 MHz band in the State of Rio de Janeiro;

•	Extension of the 900 MHz band in the State of Espírito Santo;

•
Extension of the 900 MHz band in the States of Goiás, Tocantins, Mato Grosso do Sul, Mato Grosso, Rondônia and Acre and the Federal District, with the exception of the cities of Paranaíba in the state of Mato Grosso do Sul and the cities of Buriti Alegre, Cachoeira Dourada, Inaciolândia, Itumbiara, Paranaiguara and São Simão, in the state of Goiás;

•	Extension of the 900 MHz band in the State of Rio Grande do Sul, with the exception of the cities of Pelotas, Morro Redondo, Capão do Leão and Turuçu;

•	Extension of the 900 MHz band in the cities of registry area number 43 in the state of Paraná with the exception of the cities of Londrina and Tamarana;

•	Extension of the 900 MHz band in the States of Paraná and Santa Catarina with the exception of the cities of registry area number 43 in the state of Paraná and the cities of Londrina and Tamarana;

•	Extension of the 900 MHz band in the state of Bahía;

•	Extension of the 900 MHz band in the state of Sergipe;

•	Extension of the 900 MHz band in the states of Amazonas, Amapá, Maranhão Pará and Roraima;

•	Extension of the 1800 MHz band in the state of São Paulo, with the exception of the cities in the metropolitan area of São Paulo and the cities where CTBC Telecom operates in the state of São Paulo;

•	Extension of the 1800 MHz band in the States of Amazonas, Amapá, Maranhão Pará and Roraima;

•	Extension of the 1800 MHz band in the city of Paranaíba in the state of Mato Grosso do Sul;

•	Extension of the 1800 MHz band in the cities of Buriti Alegre, Cachoeira Dourada, Inaciolândia, Itumbiara, Paranaiguara and São Simão, in the state of Goiás;

•	Another extension of the 1800 MHz band in the cities of Buriti Alegre, Cachoeira Dourada, Inaciolândia, Itumbiara, Paranaiguara and São Simão, in the state of Goiás;

•	Extension of the 1800 MHz band in the states of Rio do Janeiro, Espírito Santo, Bahía and Sergipe;

•	Extension of the 1800 MHz band in the states of Amazonas, Amapá, Maranhão Pará and Roraima;

•	Extension of the 1800 MHz band in the states of Alagoas, Ceará, Paraíba, Piauí, Pernambuco and Rio Grande do Norte;

•
Extension of the 1800 MHz band in the city of Paranaíba in the state of Mato Grosso do Sul, and the cities of Buriti Alegre, Cachoeira Dourada, Inaciolândia, Itumbiara, Paranaiguara and São Simão, in the state of Goiás;

•	Extension of the 1800 MHz band in the cities of Londrina and Tamarana in the state of Paraná;

In April 2012, ANATEL auctioned off 273 licenses in the 450 MHz, and 2500 MHz frequencies. Vivo secured 1 block in 2500 MHz frequency band “X” (20 + 20 MHz) in a national basis, which came along with the right to use (and the obligations of) the 450 MHz frequency band in the states of Alagoas (AL), Ceará (CE), Minas Gerais (MG), Paraíba (PB), Pernambuco (PE), Piauí (PI), Rio Grande do Norte (RN) and Sergipe (SE), as well as the areas identified by the National Codes 13, 14, 15, 16, 17, 18 e 19, in the state of São Paulo (SP)

•	Vivo Brasil (“X” Band – 2500 MHz) until 2027 (associated to SMP service);

•	Vivo AL, CE, MG, PB, PE, PI, RN, SE (450 MHz) until 2027 (associated to STFC and SCM services);

•	Vivo in the areas identified by the National Codes 13, 14, 15, 16, 17, 18 e 19, in the state of São Paulo (SP), until 2027 (associated to SMP and SCM services).

All the licenses referenced above may be renewed, only once, for an additional term of fifteen years upon payment of 2% of operator´s net revenues from usage charges in the region described above in the year prior to the year when payment is due, and every two years during the extension period.

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

Registered Capital

Amounts invested in preferred shares by a non-Brazilian holder who qualifies under Resolution No. 2,689 and obtains registration with the CVM, or by the depositary representing an ADS holder, are eligible for registration with the Central Bank. Such registration (the amount so registered is referred to as registered capital) allows the remittance outside Brazil of foreign currency, converted at the commercial market rate, acquired with the proceeds of distributions on, and amounts realized through, dispositions of such preferred shares. The registered capital per preferred share purchased in the form of ADS, or purchased in Brazil and deposited with the depositary in exchange for ADS, will be equal to its purchase price (stated in U.S. dollars). The registered capital per preferred share withdrawn upon cancellation of an ADS will be the U.S. dollar equivalent of (i) the average price of a preferred share on the Brazilian stock exchange on which the most preferred shares were traded on the day of withdrawal or (ii) if no preferred shares were traded on that day, the average price on the Brazilian stock exchange on which the most preferred shares were traded in the 15 trading sessions immediately preceding such withdrawal. The U.S.

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

Taxation of Dividends

Dividends paid by us in cash or in kind from profits generated on or after January 1, 1996 (i) to the depositary in respect of preferred shares underlying ADSs or (ii) to a U.S. holder or other non-Brazilian holder in respect of preferred shares will generally not be subject to Brazilian withholding tax. We do not have any undistributed profits generated before January 1, 1996. If payment of dividends is made to a beneficiary located outside of Brazil, the Tax on Exchange Transactions, described below applies at a rate of zero.

Distributions of Interest on Shareholders’ Equity

Brazilian corporations may make payments to shareholders characterized as interest on shareholders’ equity as an alternative form of making dividend distributions. Amounts paid as interest on shareholders’ equity (net of applicable withholding tax, as described below) may be treated as payments with respect to the dividends we are obligated to distribute to our shareholders in accordance with our bylaws (estatuto social) and Brazilian Corporate Law. The rate of interest may not be higher than the federal government’s TJLP, as determined by the Central Bank from time to time (6% per annum for 2011, first and second quarter for 2012 and 5.5% per annum for third and fourth quarter 2012). The total amount distributed as interest on shareholders’ equity may not exceed the greater of (i) 50% of net income (before taking the distribution and any deductions for income taxes into account) for the year with respect to which the payment is made and (ii) 50% of retained earnings for the year before the year with respect to which the payment is made. Payments of interest on shareholders’ equity are decided by the shareholders on the basis of recommendations of the company’s Board of Directors. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividends and Dividend Distribution Policy—Additional Payments on Shareholders’ Equity.”

Distributions of interest on shareholders’ equity paid to Brazilian and non-Brazilian holders of preferred shares, including payments to the depositary in respect of preferred shares underlying ADSs, are deductible by us for Brazilian corporate income tax purposes. These payments to U.S. holders or other non-Brazilian holders are subject to Brazilian withholding tax at the rate of 15%. If the recipient of the payment is domiciled in a tax haven jurisdiction, the rate will be 25%.

If payment of interest on shareholders’ equity is made for a beneficiary located outside of Brazil, the IOF applies at a rate of zero.

Distributions of interest on shareholders’ equity with respect to the preferred shares, including distributions to the depositary with respect to the preferred shares underlying the ADSs, may be converted into U.S. dollars and remitted outside of Brazil, subject to applicable exchange controls.

No assurance can be given that our Board of Directors will not recommend that future distributions of profits will be made by means of interest on shareholders’ equity instead of by means of dividends.

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

Our understanding is that ADSs do not qualify as property located in Brazil and, therefore, are not subject to Brazilian taxes upon disposition to other non-Brazilian holders. Insofar as this understanding has not been tested through the administrative or judicial courts, however, we are unable to evaluate what the final ruling on the matter will be. If Brazilian tax authorities determine that the ADSs are properly located in Brazil, gains may be subject to income tax in Brazil.

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

U.S. Federal Income Tax Considerations

The following are the material U.S. federal income tax consequences to U.S. Holders described herein of owning and disposing of preferred shares or ADSs, but this is not a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to hold such securities. The discussion applies only to U.S. Holders that hold preferred shares or ADSs as capital assets for U.S. federal income tax purposes and it does not describe all of the tax consequences that may be relevant to holders subject to special rules, such as:

•	certain financial institutions;

•	dealers or traders in securities who use a mark-to-market method of tax accounting;

•	persons holding preferred shares or ADSs as part of a hedge, “straddle,” integrated transaction or similar transaction;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	entities classified as partnerships for U.S. federal income tax purposes;

•	persons liable for the alternative minimum tax or the Medicare contribution tax;

•	tax-exempt organizations;

•	persons that own or are deemed to own 10% or more of our voting stock;

•	persons who acquired our ADSs or preferred shares pursuant to the exercise of any employee stock option or otherwise as compensation; or

•	persons holding preferred shares or ADSs in connection with a trade or business conducted outside of the United States.

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

Taxation of Distributions

Distributions paid on ADSs or preferred shares will generally be treated as dividends to the extent paid out of current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid by qualified foreign corporations to certain noncorporate U.S. Holders may be taxable at the rates applicable to long-term capital gains. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on a securities market in the United States, such as the New York Stock Exchange where our ADSs are traded. You should consult your tax advisers regarding the availability of the reduced tax rate on dividends in your particular circumstances.

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

Passive Foreign Investment Company Rules

We believe that we were not a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for our 2012 taxable year. However, because PFIC status depends on the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year. If we were a PFIC for any taxable year during which a U.S. Holder held preferred shares or ADSs, gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of the preferred shares or ADSs would be allocated ratably over the U.S. Holder’s holding period for the preferred shares or ADSs. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for such taxable year, and an interest charge would be imposed on the amount allocated to such taxable year. Further, to the extent that any distribution received by a U.S. Holder on its preferred shares or ADSs exceeds 125% of the average of the annual distributions on preferred shares or ADSs received by a U.S. Holder during the preceding three years or such holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the preferred shares or ADSs. U.S. Holders should consult their tax advisers to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in those holders’ particular circumstances.

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

We also file financial statements and other periodic reports with the CVM. Copies of our annual report on Form 20-F and documents referred to in this annual report and our bylaws will be available for inspection upon request at our offices at Avenida Engenheiro Luis Carlos Berrini, 1371 - 32° Andar, 04571-936, São Paulo, SP, Brasil.

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

To further assist our risk management, we conduct fair value analyses of our derivative financials instruments, as well as sensitivity analyses of our risk variables and our net exposure risk. For more details of the results of our valuation analysis, risk management strategies, and sensitivity analysis of our derivative financial instruments, please see Note 36 to our 2012 consolidated financial statements.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

The depositary, Citibank N.A, collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs or from intermediaries acting for them. The depositary also collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Persons depositing or withdrawing shares must pay:	For:
Up to U.S. $5.00 per 100 ADSs (or fraction thereof)
•      Issuance of ADSs upon deposit of Shares, excluding issuances as a result of distributions

•      Delivery of Deposited Securities against surrender of ADSs

•      Distribution of cash dividends or other cash distributions (i.e., sale of rights and other entitlements)

•      Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs

•      Distribution of securities other than ADSs or rights to purchase additional ADSs (i.e., spin-off shares)

•      Depositary Services

Registration or transfer fees
•      Registration of Shares or other Deposited Securities on the share register and applicable to transfers of Shares or other Deposited Securities to or from the name of the Custodian, the Depositary or any nominees upon the making of deposits and withdrawals, respectively

Expenses of the depositary	• Cable, telex and facsimile transmissions and delivery expenses as are expressly provided in the Deposit Agreement • Conversion of foreign currency

Taxes (including applicable interest and penalties) and other governmental charges	• As necessary

Fees and expenses incurred by the Depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to Shares, Deposited Securities, ADSs and ADRs	• As necessary

Fees and expenses incurred by the Depositary, the Custodian, or any nominee in connection with the servicing or delivery of Deposited Property	• As necessary

During 2012, we received from the Bank of New York Mellon, our former depositary, US$13,356,361.55 for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), any applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

On January 28, 2013, we entered into a deposit agreement with Citibank N.A., pursuant to which Citibank N.A. became our depositary beginning with the fiscal year ending December 31, 2013.

Citibank N.A has agreed to reimburse us for expenses related to establishment and maintenance expenses of the ADS program. The depositary has agreed to reimburse us for our continuing annual stock exchange listing fees. The depositary has also agreed to pay the standard out-of-pocket maintenance costs for the ADRs, which consist of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls. It has also agreed to reimburse us annually for certain investor relations programs or special investor relations promotional activities. In certain instances, the depositary has agreed to provide additional payments to us based on any applicable performance indicators relating to the ADR facility. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

As of December 31, 2012, we were not in default under any of our obligations and there were no dividend arrearages or delinquencies.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS PROCEDURES

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

Disclosure Controls and Procedures

Our Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, are responsible for establishing and maintaining our disclosure controls and procedures. These controls and procedures were designed to ensure that information relating to us required to be disclosed in the reports that we file under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We evaluated these disclosure controls and procedures under the supervision of our CEO and CFO as of December 31, 2012. Based on this evaluation, our CEO and CFO concluded that our disclosure controls and procedures were adequate and effective and were designed to ensure that material information relating to us and our consolidated subsidiaries are made known to them by others within those entities to allow timely decisions relating to the required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act). The Telefônica Brasil internal control system was designed to provide reasonable assurance as to the integrity and reliability of the published financial statements. All internal control systems, no matter how well designed, may have inherent limitations and can provide reasonable assurance that the objectives of the control system are met.

Management evaluated the effectiveness of internal control over financial reporting under the supervision of our Chief Executive Officer, or CEO and Chief Financial Officer  or CFO as of December 31, 2012 based on the criteria set out in the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework and concluded that, as of December 31, 2012, our internal control over financial reporting was adequate and effective.

Our independent registered public accounting firm, Ernst & Young Terco, has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2012. The report on the audit of our internal control over financial reporting is included herewith.

Attestation Report of the Registered Public Accounting Firm

Ernst & Young Terco, the independent registered public accounting firm that has audited our consolidated financial statements, has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2012. This attestation report appears on page F-3.

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

Fully aware of the impact it may have on its stakeholders, Telefônica established ethical principles of conduct as a means of ensuring honesty, integrity and trust, as well as respect for the law and human rights in all its activities. These Business Principles were approved in 2006 and serve as an official code of conduct for all the Group’s operations worldwide.

The principles govern our activities and relationships, generating greater trust among our audiences and optimizing long-term value for shareholders and society as a whole. We encourage all employees to familiarize themselves with these rules and obey them, and we invest in like-minded partners and suppliers. After the integration of Telefônica and Vivo, the conduct codes of the two companies were submitted to an assessment, with a view to establishing common minimum standards applicable to the new company. The result of this work will be submitted to the Business Principles Committee, comprising the Corporate Communications, Corporate Institutional Relations, Human Resources, Legal  Investor Relations, President’s Secretariat and Audit areas. The Committee’s role is to make decisions related to compliance with the Business Principles and to mitigate previously mapped risks that have a direct impact on the company’s strategy and reputation.

All company employees have access to the standards governing decision making, purchase and contracting processes. Additionally, they have access to confidential channels through which they may make anonymous reports, ask questions and seek advice on questions related to the business principles.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young Terco acted as our independent auditor for the fiscal years ended December 31, 2012, December 31, 2011 and December 31, 2010. The chart below sets forth the total amount billed to us by Ernst & Young Terco for services performed in the years 2012, 2011 and 2010, and breaks down these amounts by category of service:

	2012	2011	2010
	(in thousands of reais)
Audit Fees	11,589	7,002	4,474
Audit-Related Fees	2,772	1,305	755
Tax Fees	–	58	17
All Other Services	–	–	–
Total	14,361	8,365	5,246

For the years ended December 31, 2012, December 31, 2011 and December 31, 2010, we paid our auditors, Ernst & Young Terco  for auditing services rendered in the total amount of R$14,361 thousands,  R$8,365 thousand and  R$5,246 thousand, respectively.

Audit Fees

Audit fees are fees billed for the audit of our annual consolidated financial statements prepared for purposes of filing with the SEC and to the audit with respect to processes required by Sarbanes-Oxley, with the purpose of certifying the effectiveness over our internal controls.

Audit-Related Fees

Refers to the auditing services and review with respect to our compliance with the targets established by ANATEL, as well as relates to auditing interim financial statements of subsidiaries for the purpose of restructuring process.

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

The significant differences between our corporate governance practices and the NYSE corporate governance standards are as follows:

Independence of Directors and Independence Tests

The Brazilian Corporate Law and our bylaws require that our directors be elected by our shareholders at a general shareholders meeting. Fourteen of our directors were appointed by our common shareholders, and one director was appointed by representatives of our minority preferred shareholders. Ten of our directors are independent in accordance with rules generally accepted in Brazil.

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

Executive Sessions

According to the Brazilian Corporate Law, up to one-third of the members of the Board of Directors can be elected to executive positions. The remaining nonmanagement directors are not expressly empowered to serve as a check on management, and there is no requirement that those directors meet regularly without management. Notwithstanding, our Board of Directors consists of thirteen nonmanagement directors, ten of whom are independent directors in accordance with rules generally accepted in Brazil, and as such, we believe we are in compliance with this standard.

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this Item.

ITEM 18.	FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-123.

ITEM 19.	EXHIBITS

Exhibit number	Description
1.1	Bylaws of Telefônica Brasil S.A., as amended (unofficial English translation).

2(a)	Deposit Agreement dated as of January 28, 2013, among Telefônica Brasil S.A., Citibank N.A., as Depositary, and Owners and Beneficial Owners of American Depositary Receipts issued thereunder.(1)

4(a).1
Contract and Justification of the Merger of Telefónica Data Brasil Holding S.A. into Telecomunicações De São Paulo S.A. – TELESP and Partial Spin-Off of Telefónica Empresas S.A. dated March 9, 2006.(2)

4(a).2	Credit facility with BNDES dated October 14, 2011.(3)

4(b).1	Certificate of Authorization to Provide Multimedia Communication Service between Agência Nacional de Telecomunicações – ANATEL and Global telecom S.A. dated March 19, 2004 (English language summary).

4(b).2	Authorization Term of the Personal Mobile Service (Region II) between Agência Nacional de Telecomunicações – ANATEL and Vivo S.A. dated January 18, 2010 (English language summary).

4(b).3	Authorization Term of the Personal Mobile Service (Region III) between Agência Nacional de Telecomunicações – ANATEL and Vivo S.A. dated January 18, 2010 (English language summary).

4(b).4
Certificate of Authorization to Provide Commuted Fixed Telephone Service in Local Modality (Regions I and II) between Agência Nacional De Telecomunicações and Vivo S.A. dated September 5, 2011 (English language summary).

4(b).5
Certificate of Authorization to Provide Commuted Fixed Telephone Service in National Long-Distance Modality (Regions I and II) between Agência Nacional de Telecomunicações – ANATEL and Vivo S.A. dated September 5, 2011 (English language summary).

4(b).6
Certificate of Authorization to Provide Commuted Fixed Telephone Service in International Long-Distance Modality (Regions I and II) between Agência Nacional de Telecomunicações – ANATEL and Vivo S.A. dated September 5, 2011 (English language summary).

4(b).7	Authorization Term of the Personal Mobile Service (Region I) between Agência Nacional de Telecomunicações – ANATEL and Vivo S.A. dated February 7, 2012 (English language summary).

4(b).8
Grant Authorization Term for Spectrum Blocks Associated with Personal Mobile Service (Region III) between Agência Nacional de Telecomunicações – ANATEL and Vivo S.A. dated October 16, 2012 (English language summary).

4(b).9
Grant Authorization Term for Spectrum Blocks Associated with Personal Mobile Service (Region II) between Agência Nacional de Telecomunicações – ANATEL and Vivo S.A. dated October 16, 2012 (English language summary).

4(b).10
Grant Authorization Term for Spectrum Blocks Associated with Personal Mobile Service (Region III) between Agência Nacional de Telecomunicações – ANATEL and Vivo S.A. dated October 16, 2012 (English language summary).

4(b).11
Grant Authorization Term for Spectrum Blocks Associated with Personal Mobile Service and Multimedia Communication (Areas identified by the National Codes 13, 14, 15, 16, 17, 18 and 19, in the state of São Paulo) between Agência Nacional de Telecomunicações – ANATEL and Vivo S.A. dated October 16, 2012 (English language summary).

4(b).12
Grant Authorization Term for Spectrum Blocks Associated with Personal Mobile Service and Multimedia Communication (States of Alagoas, Ceará, Minas Gerais, Paraíba, Pernambuco, Piauí, Rio Grande do Norte and Sergipe) between Agência Nacional de Telecomunicações – ANATEL and Vivo S.A. dated October 16, 2012 (English language summary).

8.1	List of Subsidiaries

11.1	Code of Ethics of Telefônica Brasil S.A.(4)

12.1	Section 302 Certification of the Chief Executive Officer.

12.2	Section 302 Certification of the Chief Financial Officer.

13.1	Section 906 Certification of the Chief Executive Officer.

13.2	Section 906 Certification of the Chief Financial Officer.

(1)	Incorporated by reference to our Registration Statement of American Depositary Receipt shares on Form F-6 (No. 333-185518) filed with the Commission on December 17, 2012.

(2)	Incorporated by reference to our form CB filed with the Commission on March 14, 2006.

(3)	Incorporated by reference to our annual report on Form 20-F (No. 001-14475) filed with the Commission on April 20, 2012.

(4)	Incorporated by reference to our annual report on Form 20-F (No. 001-14475) filed with the Commission on April 16, 2007.

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

TELEFÔNICA BRASIL S.A.

By:	/s/ Antonio Carlos Valente da Silva
	Name:	Antonio Carlos Valente da Silva
	Title:	Chief Executive Officer

By:	/s/ Paulo Cesar Pereira Teixeira
	Name:	Paulo Cesar Pereira Teixeira
	Title:	General and Executive Officer and as interim Chief Financial Officer, Control and Investor Relations Officer

Date: March 20, 2013

Telefônica Brasil S.A.

Consolidated Financial statements

As of and for the years ended December 31, 2012, 2011 and 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Telefônica Brasil S.A.

We have audited the accompanying consolidated balance sheets of Telefônica Brasil S.A. and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, changes in the shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Telefônica Brasil S.A. as of December 31, 2012 and 2011, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with International Financial Reporting Standards as issued by International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States). Telefônica Brasil S.A.’s internal control over financial reporting as of December 31, 2012, based on criteria established Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 21, 2013 expressed an unqualified opinion thereon.

São Paulo, February 21, 2013

ERNST & YOUNG TERCO
Auditores Independentes S.S.

/s/ Alexandre Hoeppers
Alexandre Hoeppers
Partner

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Telefônica Brasil S.A.

We have audited Telefônica Brasil S.A. and subsidiaries internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Telefônica Brasil S.A. and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s annual report on internal control over financial reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Telefônica Brasil S.A. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Telefônica Brasil S.A. and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, changes in the shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2012 and our report dated February 21, 2013 expressed an unqualified opinion thereon.

São Paulo, February 21, 2013

ERNST & YOUNG TERCO
Auditores Independentes S.S.

Alexandre Hoeppers
Partner

Telefônica Brasil S.A.

Consolidated Balance sheets
December 31, 2012 and 2011
(In thousands of reais)

	Note	As of December 31,
Assets		2012	2011
Current assets		16,271,942	11,810,118
Cash and cash equivalents	5	7,196,079	2,940,342
Trade accounts receivable, net	6	5,513,436	5,105,860
Inventories	7	387,809	471,721
Recoverable taxes	8.1	2,052,423	2,495,066
Escrow deposits	9	126,625	116,421
Derivative transactions	36	41,109	1,840
Prepaid expenses	10	248,337	255,056
Other	11	706,124	423,812
Noncurrent assets		53,892,725	53,679,855
Long-term portion of investments pledged as collateral		109,708	124,668
Trade accounts receivable, net	6	93,378	84,855
Recoverable taxes	8.1	738,965	1,014,959
Deferred taxes	8.2	1,029,598	1,428,878
Escrow deposits	9	3,909,474	3,374,690
Derivative transactions	36	286,278	225,935
Prepaid expenses	10	31,396	32,138
Other	11	140,105	148,293
Investments	12	23,683	37,835
Property, plant and equipment, net	13	17,610,851	17,153,920
Intangible assets, net	14	30,009,289	30,053,684

Total Assets		70,254,667	65,489,973

The accompanying notes are an integral part of these Consolidated Financial Statements.

	Note	As of December 31,
Liabilities and Shareholders’ Equity		2012	2011
Current Liabilities		13,537,471	12,740,263

Payroll and related accruals	15	416,355	495,624
Trade accounts payable	16	5,889,377	6,037,315
Taxes payable	17	1,781,480	1,691,991
Loans and financing	18.1	1,255,323	988,413
Debentures	18.2	702,215	468,624
Dividends and interest on shareholders’ equity payable	19	467,831	972,986
Provisions	20	496,790	416,313
Derivative transactions	36	29,586	51,162
Deferred revenue	21	734,573	761,268
Share fractions		389,510	389,953
Licenses	1	994,977	-
Other	22	379,454	466,614
Noncurrent Liabilities		12,036,076	9,418,925
Taxes payable	17	488,749	433,071
Deferred taxes	8.2	1,216,651	788,954
Loans and financing	18.1	3,756,001	3,959,115
Debentures	18.2	2,253,690	787,807
Provisions	20	3,846,899	3,147,085
Derivative transactions	36	26,545	78,369
Deferred revenue	21	303,362	156,266
Other	22	144,179	68,258
Shareholders’ equity	23	44,681,120	43,330,785
Capital		37,798,110	37,798,110
Capital reserves		2,686,897	2,719,665
Legal reserve		1,100,000	877,322
Premium on acquisition of non-controlling interest		(70,448)	(29,929)
Other comprehensive Income		17,792	7,520
Additional proposed dividends		3,148,769	1,953,029
Non-controlling shareholders		-	5,068
Total Liabilities		70,254,667	65,489,973

The accompanying notes are an integral part of these Consolidated Financial Statements.

Telefônica Brasil S.A.

Consolidated Income Statement
For the years ended December 31, 2012, 2011 and 2010
(In thousands of reais, except earnings per share data)

	Note	2012	2011	2010
Net operating revenue	24	33,931,422	29,128,740	15,798,251
Cost of goods and services	25	(16,564,464)	(15,039,663)	(8,844,805)
Gross profit		17,366,958	14,089,077	6,953,446
Operating (expenses) income		(10,154,669)	(8,291,711)	(3,388,110)
Selling	26	(8,693,696)	(6,948,211)	(2,964,632)
General and administrative	27	(2,148,476)	(1,785,658)	(738,846)
Equity in earnings (losses) of associates	12	-	-	2,889
Other operating income, net	28	687,503	442,158	312,479

Operating income before financial expenses, net		7,212,289	5,797,366	3,565,336
Financial income	29	1,281,554	1,103,359	344,354
Financial expense	29	(1,572,369)	(1,243,051)	(465,092)

Income before income tax and social contribution		6,921,474	5,657,674	3,444,598
Income tax and social contribution	30	(2,469,293)	(1,295,475)	(1,045,762)
Net income for the year		4,452,181	4,362,199	2,398,836

Attributed to:
Net income attributed to non-controlling shareholders		(1,392)	6,881	-
Net income attributed to controlling shareholders		4,453,573	4,355,318	2,398,836

Basic and diluted earnings per share – common		3.72	4.40	4.45
Basic and diluted earnings per share – preferred		4.09	4.84	4.89

The accompanying notes are an integral part of these Consolidated Financial Statements.

Telefônica Brasil S.A.

Consolidated Statement of comprehensive income
For the years ended December 31, 2012, 2011 and 2010
 (In thousands of reais)

	2012	2011	2010
Net income for the year	4,452,181	4,362,199	2,398,836
Unrealized losses on investments available for sale	(5,536)	(5,170)	(117,609)
Taxes on unrealized losses on investments available for sale	1,882	1,758	39,987
Unrealized actuarial gains (losses) and effect of the limitation of surplus plan assets	(69,782)	(65,176)	(60,585)
Taxes on unrealized actuarial gains (losses) and effect of the limitation of surplus plan assets	23,726	22,179	18,522
Gains (losses) on cash flow hedge	12,416	3,022	-
Taxes on gains (losses) on cash flow hedge	(4,221)	(1,027)	-
Cumulative translation adjustments of foreign currency transactions	5,731	4,520	(6,778)

Net gains (losses) recognized in equity	(35,784)	(39,894)	(126,463)

Comprehensive income for the year	4,416,397	4,322,305	2,272,373

Attributable to:
Net income attributed to non-controlling shareholders	(1,392)	6,881	-
Net income attributed to controlling shareholders	4,417,789	4,315,424	2,272,373

The accompanying notes are an integral part of these Consolidated Financial Statements.

Telefônica Brasil S.A.

Consolidated Statements of changes in shareholders´ equity
For the years ended December 31, 2012, 2011 and 2010
(In thousands of reais)

	Capital	Premium paid on acquisition of non- controlling interest	Special Goodwill reserve	Capital reserves	Treasury shares	Legal Reserve	Retained Earnings	Additional proposed dividend	Unrealized gains on available for sale securities, net of tax	Cash flow hedge	Cumulative translation adjustments	Shareholders’ equity of company	Participation of non- controlling shareholders	Total shareholders’ equity
Balances as of December 31, 2009	6,575,480	-	63,074	2,688,207	(17,719)	659,556	(8,759)	1,251,646	90,918	-	(2,101)	11,300,302	-	11,300,302

Unclaimed dividends and interest on shareholders’ equity, net of taxes	-		-	-	-	-	134,440	-	-	-	-	134,440	-	134,440
Net income for the year	-	-	-	-	-	-	2,398,836	-	-	-	-	2,398,836	-	2,398,836
Other comprehensive income	-	-	-	-	-	-	(42,063)	-	(77,622)	-	(6,778)	(126,463)	-	(126.463)
Appropriations:		-
Dividends	-		-	-	-	-	(196,355)	(1,251,646)	-	-	-	(1,448,001)	-	(1,448,001)
Interest on shareholders’ equity	-	-	-	-	-	-	(503,200)	-	-	-	-	(503,200)	-	(503,200)
Withholding tax on interest on shareholders’ equity	-	-	-	-	-	-	(88,800)	-	-	-	-	(88,800)	-	(88,800)
Additional proposed dividend		-					(1,694,099)	1,694,099	-	-		-		-

Balances as of December 31, 2010	6,575,480	-	63.074	2,688,207	(17,719)	659,556	-	1,694,099	13,296	-	(8,879)	11,667,114	-	11,667,114

Proposed additional dividend for 2010	-	-	-	-	-	-	-	(1,694,099)	-	-	-	(1,694,099)	-	(1,694,099)
Unclaimed dividends and interest on shareholders’ equity, net of taxes	-		-	-	-	-	107,874	-	-	-	-	107,874	-	107,874
Capital increase due to the acquisition of Vivo Part. on 04/27/2011	31,222,630	-	-	47,723	-	-	-	-	-	-	-	31,270,353	-	31,270,353
Withdrawal rights paid to shareholders due to the acquisition of Vivo Part.	-	-	-	-	(3)	-	-	-	-	-	-	(3)	-	(3)
Repurchase of shares	-	-	-	-	(61,617)	-	-	-	-	-	-	(61,617)		(61,617)
Acquisition of non-controlling shareholders	-	(29,929)	-		-	-	-	-	-	-	-	(29,929)	(1,813)	(31,742)
Net income for the year	-	-	-	-	-	-	4,355,318	-	-	-	-	4,355,318	6,881	4,362,199
Other comprehensive income	-	-	-	-	-	-	(42,997)		(3,412)	1,995	4,520	(39,894)		(39,894)
Appropriations		-						-	-	-	-	-	-	-
Dividends	-		-	-	-	-	(382,400)	-	-	-	-	(382,400)	-	(382,400)
Interest on shareholders’ equity	-	-	-	-	-	-	(1,867,000)	-	-	-	-	(1,867,000)	-	(1,867,000)
Legal Reserve	-	-	-	-	-	217,766	(217,766)	-	-	-	-	-	-	-
Additional proposed dividend	-	-	-	-	-	-	(1,953,029)	1,953,029	-	-	-	-	-	-
		-
Balances as of December 31, 2011	37,798,110	(29,929)	63,074	2,735,930	(79,339)	877,322	-	1,953,029	9,884	1,995	(4,359)	43,325,717	5,068	43,330,785

Proposed additional dividend for 2011	-	-	-	-	-	-	-	(1,953,029)	-	-	-	(1,953,029)	-	(1,953,029)
Unclaimed dividends and interest on shareholders’ equity, net of taxes	-	-	-	-	-	-	89,692	-	-	-	-	89,692	-	89,692
Other changes in equity	-	-	-	-	-	-	(3,240)	-	-	-	-	(3,240)	(23)	(3,263)
Repurchase of shares	-	-	-	-	(32,768)	-	-	-	-	-	-	(32,768)	-	(32,768)
Acquisition of non-controlling shareholders	-	(40,519)	-	-	-	-	-	-	-	-	-	(40,519)	(3,653)	(44,172)
Net income for the year	-	-	-	-	-	-	4,453,573	-	-	-	-	4,453,573	(1,392)	4,452,181
Other comprehensive income	-	-	-	-	-	-	(46,056)	-	(3,654)	8,195	5,731	(35,784)	-	(35,784)
Appropriations
Dividends	-	-	-	-	-	-	(1,122,522)	-	-	-	-	(1,122,522)	-	(1,122,522)
Legal Reserve	-	-	-	-	-	222,678	(222,678)	-	-	-	-	-	-	-
Additional proposed dividend	-	-	-	-	-	-	(3,148,769)	3,148,769	-	-	-	-	-	-

Balances as of December 31, 2012	37,798,110	(70,448)	63,074	2,735,930	(112,107)	1,100,000	-	3,148,769	6,230	10,190	1,372	44,681,120	-	44,681,120
Outstanding shares (thousand)														1,123,269
Book value per share														39.78

The accompanying notes are an integral part of these Consolidated Financial Statements.

Telefônica Brasil S.A.

Consolidated Statements of cash flows
For the years ended December 31, 2012, 2011 and 2010
(In thousands of reais)

	2012	2011	2010
Cash flows from operations
Income before income tax and social contribution	6,921,474	5,657,674	3,444,598
Items that do not affect cash
Expenses (revenues) not affecting cash	6,139,975	5,683,221	2,359,272
Depreciation and amortization	5,493,159	4,585,994	1,913,494
Exchange variations from loans	(1,254)	89,549	(638)
Monetary variations	51,860	(30,323)	34,580
(Gain)/ Loss from equity in earnings of associates	-	-	(2,889)
Gain on permanent asset disposals	(1,049,692)	(482,115)	(317,486)
Allowance for doubtful accounts	654,273	506,581	386,340
Provision for (reversal of) trade accounts payable	(73,645)	365,415	57,703
Provision for (write-offs and reversal of) impairment of inventories	791	(8,966)	31,091
Pension and other post-retirement benefits plans	(3,244)	(1,163)	4,504
Tax, civil and labor provisions	514,840	255,420	25,578
Interest expense	551,580	416,426	240,367
Provision for dismantling costs	(7,854)	(33,138)	4,332
Provision for loyalty program	14,026	9,861	-
Others	(4,865)	9,680	(17,704)
(Increase) decrease in operating assets	(557,118)	(479,896)	(239,605)
Trade accounts receivable, net	(1,070,370)	(933,558)	87,501
Inventories	83,122	(47,355)	39,846
Other current assets	339,327	601,573	(61,161)
Other noncurrent assets	90,803	(100,556)	(305,791)

Increase (decrease) in operating liabilities	(2,771,162)	(2,719,624)	(1,032,007)
Payroll and related accruals	(79,270)	(56,908)	166,994
Trade accounts payable	(613,004)	(279,721)	(84,058)
Taxes other than income taxes	132,911	130,058	(8,043)
Other current liabilities	(216,292)	(521,056)	43,621
Other noncurrent liabilities	(76,893)	(97,655)	(3,031)
Interest paid	(438,409)	(496,103)	(265,792)
Income and social contribution taxes paid	(1,480,205)	(1,398,239)	(881,698)

Cash provided by operations	9,733,169	8,141,375	4,532,258

Telefônica Brasil S.A.

Consolidated Statements of cash flows (Continued)
For the years ended December 31, 2012, 2011 and 2010
(In thousands of reais)

	2012	2011	2010

Cash flows generated from (used in) investing activities
Capital increase in subsidiaries and associates	-	-	(3,557)
Acquisition of fixed and intangible assets, net of grants	(4,549,100)	(4,653,708)	(2,126,465)
Cash from sales of fixed assets	1,136,649	610,880	292,858
Cash from sales of investment	10,069	-	178,453
Dividends and interest on shareholder’s equity received	5,129	-	-
Cash and cash equivalents from consolidation of companies	-	31,095	-
Cash and cash equivalents from business combination	-	1,982,898	-
Cash used in investing activities	(3,397,253)	(2,028,835)	(1,658,711)

Cash flows generated from (used in) financing activities
Loans paid	(1,279,654)	(1,426,334)	(1,742,818)
New loans obtained	2,815,825	2,123,727	74,275
Net payment on derivatives contracts	(45,413)	56,765	(5,399)
Dividends and interest on shareholders’ equity paid	(3,493,997)	(5,387,601)	(1,919,906)
Acquisition of non-controlling interest	(44,172)	(33,850)	-
Repurchase of shares	(32,768)	(61,620)	-
Cash used in financing activities	(2,080,179)	(4,728,913)	(3,593,848)

Increase (decrease) in cash and cash equivalents	4,255,737	1,383,627	720,301

Cash and cash equivalents at beginning of year	2,940,342	1,556,715	2,277,016
Cash and cash equivalents at end of year	7,196,079	2,940,342	1,556,715

Changes in cash during the year	4,255,737	1,383,627	720,301

The accompanying notes are an integral part of these Consolidated Financial Statements.

Notes to the Consolidated Financial Statements
December 31, 2012, 2011 and 2010
(In thousands of reais)

1.	Operations and background

a)	Shareholding controlling interest

Telefônica Brasil S.A. (“Company” or Telefônica Brasil) is headquartered at Avenida Engenheiro Luiz Carlos Berrini, 1.376, in the capital city of the state of São Paulo, Brazil. The Company is a member of Telefônica Group (Group), the telecommunications industry leader in Spain which is also present in several European and Latin American countries. At December 31, 2012 and 2011, Telefônica S.A., holding company of the Group, held total direct and indirect interest of 73.81%, excluding treasury shares, represented by 91.76% common shares and 64.60% of preferred shares outstanding.

b)	Operations

The Company’s main business purposes is the rendering of fixed line telephone and data services in the state of São Paulo, under Fixed Switched Telephone Service Concession Arrangement (STFC) and authorizations, respectively. The Company and its subsidiaries are also authorized to render other telecommunications services, such as: data communication, including broadband internet, mobile telephone services (Personal Mobile Services – SMP) and pay TV services, to wit (i) by satellite all over the country; (ii) MMDS technology in the cities of São Paulo, Rio de Janeiro, Curitiba and Porto Alegre, until December 2013, due to a waiver signed by the Company to go into effect within 18 months as from June 5, 2012, as a condition to take part in the 4G auction held on June 12 and 13, 2012 (Note 1b.2); cable in the cities of São Paulo, Curitiba, Foz do Iguaçu and Florianópolis.

Service concessions and authorizations are granted by Brazil’s Telecommunications Regulatory Agency (ANATEL), under the terms of Law No. 9472, of July 16, 1997 – General Law of Telecommunications (“Lei Geral das Telecomunicações” - LGT), amended by Laws No.  9986, of July 18, 2000 and No. 12485, of September 12, 2011 (Notes 1.b.1 and 1.b.2). It operates under regulations and supplementary plans issued.

b.1.	Fixed Switch Telephone Service Concession Arrangement (STFC)

The Company is a concessionaire of the STFC to render fixed line services in the local network and national long distance calls originated in sector 31 of region 3, which comprises the state of São Paulo (except for cities comprising sector 33), established in the General Service Concession Plan (PGO/2008).

The Company’s current STFC was executed on June 30, 2011, is effective from July 1, 2011 to December 31, 2025, and was granted for valuable consideration. This arrangement provides for the possibility of amendments on December 31, 2015 and December 31, 2020. This condition allows ANATEL to set up new requirements and goals for universal and quality of telecommunication services, considering the conditions in place at the time.

The service concession arrangement establishes that all assets owned by the Company and that are indispensable to the provision of the services described in the referred to arrangement are considered reversible assets and are deemed to be part of the service concession assets. These assets will be automatically returned to ANATEL upon termination of the service concession arrangement, according to the regulation in force. At December 31, 2012, estimated residual value of reversible assets was R$6,911,508 (R$6,698,899 at December 31, 2011), which comprised switching and transmission equipment and public use terminals, external network equipment, energy equipment and system and operation support equipment.

In accordance with the service concession arrangement, every two years, during the arrangement’s 20-year effective term, the Company shall pay a fee which will correspond to 2% (two percent) of its prior-year STFC revenue, net of taxes and social contributions.

b.2.	SMP-related authorizations and frequencies

The business purpose of Vivo S.A. (Vivo), fully-controlled by the Company is the rendering of mobile telephone services (SMP), including the services it can provide, which are also regulated by ANATEL. It operates under regulations and supplementary plans issued.

Frequency authorizations granted by ANATEL for mobile telephone services may be renewed only once, for a 15-year period, and is subject to payment of fees equivalent to 2% (two percent), in every two years, of the Company’s prior-year revenue, net of taxes and social contributions, related to the application of the Basic and Alternative Plans of Service.

Acquisition of frequencies of 900 and 1800 MHz

In ANATEL auctions held on December 14 and 15, 2010, Vivo won 23 lots offered for sale of sub-ranges of remainders in frequencies of 900 and 1800 MHz, pursuant to call for bid on range H and remainders Nº 002/2010/PVCP/SPV-ANATEL.

On April 28, 2011, in its 604th meeting, ANATEL’s board of directors decided to approve lots 41, 42, 44, 45, 76 to 84, 92, 101, 105, 107, 115, 119, 122, 124, 128 and 163 to Vivo and other winning operators the lots in the aforesaid auction.

On May 30, 2011 the decision was published in the Federal Official Gazette (DOU), and the Terms of Authorization were signed with ANATEL. Accordingly, the actual awarding of such lots allowed Vivo to increase its spectrum, operating now at frequencies of 900 and 1800 MHz on a comprehensive basis.

On the date the Terms of Authorization were signed, R$81,175 was paid, equivalent to 10% of the total amount, and the remaining 90% was paid in December 2011, equivalent to R$730,579. The total amount of R$811,754 was adjusted in June 2011 in accordance with the remaining term of licenses and recorded as intangible assets (Note 14).

STFC Authorization for Vivo

On August 18, 2011 Act Nº 7012 was published in the Federal Official Gazette, authorizing Vivo to provide STFC for the public use in general. Vivo is acting nationwide concerning this authorization, except in the State of São Paulo, where the Company operates.

Acquisition of frequencies of 2.5 GHz

In the auctions for sale of national frequencies of 2.5 GHz pegged to the range of 450 MHz conducted by ANATEL on June 12 and 13, 2012, Vivo won lot 3 among those offered, in accordance with public 4G auction notice No. 004/2012/PVCP/SPV-Anatel.

The amount offered for lot 3 was R$1.05 billion.

On October 11, 2012, through Act Nº 5907 of ANATEL’s Board decided to approve use of radiofrequency blocks, without exclusivity, on a primary basis, in sub-bands 2550 through 2570 MHz / 2670 through 2690 MHz, in connection with the authorizations to engage Personal Mobile Service (SMP) granted to Vivo, as well as of other radiofrequencies in the 2.5 GHz band by the respective winning bids for the lots mentioned in the bid. The authorization terms of the above-mentioned radiofrequency bands were executed on October 16, 2012 and published by the Federal Official Gazette (DOU) on October 18, 2012.

Accordingly, upon the actual awarding of such lot, Vivo increased its service provision capacity powered by 4G technology nationwide and has since then operated in frequency range of 2.5GHz, with band of 20+20 MHz. Besides the range of 2.5GHz, the acquired lot includes the range of 450 MHz for rural areas in the country of the Brazilian states of Alagoas, Ceará, Minas Gerais, Paraíba, Pernambuco, Piauí, Rio Grande do Norte, São Paulo and Sergipe.

On October 16, 2012, Vivo paid R$105,000, an amount equivalent to 10% (ten per cent) of the total concession amount. The remaining amount of R$994,977 (updated on December 31, 2012), shall be paid in up to 12 months, updated by the IGP-DI rate (General Price Index – Domestic Supply issued by the Fundação Getulio Vargas), or in 6 equal annual installments maturing between October 2015 and October 2020, updated by the IGP-DI rate plus interest of 1% (one per cent) per month on the adjusted amount.

In the fourth quarter of 2012, the total amount of R$1,050,000 was adjusted in accordance with the remaining life of licenses and recorded in intangible assets (Note 14).

Vivo explores SMP, in accordance with the authorizations given as follows:

Operations Areas	Authorization Maturity
First Area
Rio de Janeiro 800/900/1800/1900/2100 MHz and 2.5 GHz radio frequencies	11/29/20 (A band), 11/30/20 (L band), 4/30/23 (J band) and 10/18/27 (X band)

Espírito Santo 800/900/1800/1900/2100 MHz and 2.5 GHz radio frequencies	4/30/23 (J band), 11/30/23 (A and L band) and 10/18/27 (X band)

Amazonas, Roraima, Amapá, Pará and Maranhão 800/900/15r4t800/2100 MHz and 2.5 GHz radio frequencies	11/29/13 (B band), 4/30/23 (J band) and 10/18/27 (X band)

Minas Gerais (except Triângulo Mineiro ) 450/800/900/1800/1900/2100 MHz and 2.5 GHz radio frequencies	4/29/23 (A band), 4/30/23 (J band) and 10/18/27 (X band)

Minas Gerais (Triângulo Mineiro) 450/800/900/1800/1900/2100 MHz and 2.5 GHz radio frequencies	4/28/20 (E band), 4/29/23 (J band) and 10/18/27 (X band)

Bahia 800/900/1800/1900/2100 MHz and 2.5 GHz radio frequencies	4/30/23 (J band), 6/29/23 (A and L band) and 10/18/27 (X band)

Sergipe 450/800/900/1800/1900/2100 MHz and 2.5 GHz radio frequencies	4/30/23 (J band), 12/15/23 (A and L band) and 10/18/27 (X band)

Alagoas, Ceará, Paraíba, Pernambuco, Piauí and Rio Grande do Norte 450/1800/1900/2100 MHz and 2.5 GHz radio frequencies	12/7/22 (L band), 4/30/23 (E and J band) and 10/18/27 (X band)

Second Area
Paraná and Santa Catarina 800/900/1800/1900/2100 MHz and 2.5 GHz radio frequencies	4/8/13 (B and L band), 4/30/23 (J and M band) and 10/18/27 (X band)

Rio Grande do Sul 800/900/1800/1900/2100 MHz and 2.5 GHz radio frequencies	12/17/22 (A and L band), 4/30/23 (J and M band) and 10/18/27 (X band)

Federal District 800/900/1800/1900/2100 MHz and 2.5 GHz radio frequencies	7/24/21 (A and L band), 4/30/23 (J and M band) and 10/18/27 (X band)

Goiás and Tocantins 800/900/1800/1900/2100 MHz and 2.5 GHz radio frequencies	4/30/23 (J and M band), 10/29/23 (A and L band) and 10/18/27 (X band)

Mato Grosso 800/900/1800/1900/2100 MHz and 2.5 GHz radio frequencies	4/30/23 (J and M band), 3/30/24 (A and L band) and 10/18/27 (X band)

Mato Grosso do Sul 800/900/1800/1900/2100 MHz and 2.5 GHz radio frequencies	4/30/23 (J and M band), 9/28/24 (A and L band) and 10/18/27 (X band)

Rondônia 800/900/1800/1900/2100 MHz and 2.5 GHz radio frequencies	4/30/23 (J and M band), 7/21/24 (A and L band) and 10/18/27 (X band)

Acre 800/900/1800/1900/2100 MHz and 2.5 GHz radio frequencies	4/30/23 (J and M band), 7/15/24 (A and L band) and 10/18/27 (X band)

Rio Grande do Sul (Pelotas, Morro Redondo, Capão do Leão and Turuçu), Mato Grosso do Sul (CTBC area) and Goiás (CTBC area) 1800/1900/2100 MHz and 2.5 GHz radio frequencies	12/7/22 (L band), 4/30/23 (D, J and M band) and 10/18/27 (X band)

Third Area
São Paulo 450/800/1800/1900/2100 MHz and 2.5 GHz radio frequencies	4/30/23 (J band), 8/5/23 (A and L band) and 10/18/27 (X band)

São Paulo (Ribeirão Preto, Guatapará and Bonfim Paulista) 450/800/1800/1900/2100 MHz and 2.5 GHz radio frequencies	4/30/23 (J band), 1/20/24 (A and L band) and 10/18/27 (X band)

São Paulo (Franca and area) 450/1800/1900/2100 MHz and 2.5 GHz radio frequencies	12/7/22 (L band), 4/30/23 (J band) and 10/18/27 (X band)

c)	Subsidiaries

Vivo S.A. (Vivo): Engages in the SMP exploration, including activities necessary or useful to the completion of such services, in accordance with authorizations granted.

A. Telecom S.A. (ATelecom): Engages in the provision of the following services: (i) telecommunications management services and installation, operation and maintenance solutions for internet, intranet and extranet, (ii) commercial representation, agency, brokerage and distribution of goods, (iii ) marketing, representation, leasing and maintenance of systems, equipment and telecommunications devices and computers in general, (iv) consulting services and technical support for the specification, implementation and maintenance of new voice systems, data and image (v) import and export of goods and services useful to the attainment of the corporate, and (vi) the share capital of other companies, domestic or foreign, as a partner or shareholder

Telefônica Data S.A. (TData): Engages in the provision and exploration of telecommunication services, as well as preparation, implementation and installation of projects involving the exploration of integrated business solutions, consulting services on telecommunications, activities related to technical assistance service provision, sale, rent and maintenance of telecommunication equipment and network.

Telefônica Sistema de Televisão S.A. (TSTV): Engages in the provision of pay TV services under the Multichannel Multipoint Distribution of Signals (MMDS), besides the provision of telecommunication services in general and Internet.

Ajato Telecomunicações Ltda. (Ajato): Engages in the provision of telecommunication and IT services, access to the telecommunication network, Internet, via radio, encompassing the image and data services of telemarketing, sale of rent, import, export, maintenance and repair of these equipment sets.

GTR Participações e Empreendimentos S.A. (GTR):  Engages in holding equity interest in other companies whose purpose is to provide cable and pay TV services, telecommunications in general, production, acquisition, licensing, import and distribution of own or third party TV programs, spare parts and equipment, management and exploration of platforms of pay TV and telecommunication services.

TVA Sul Paraná S.A. (TVA Sul): Engages in cable and pay TV services provision, telecommunications in general, production, acquisition, licensing, import and distribution of own or third party TV programs, spare parts and equipment, management, updating and exploration of pay TV platform and telecommunications and editing of journals.

Lemontree Participações S.A. (Lemontree): Engages in holding equity interest in other companies whose purpose is to provide cable and pay TV services, telecommunications in general, production, acquisition, licensing, import and distribution of own or third party TV programs, spare parts and equipment, management and exploration of platforms of pay TV and telecommunication services and sale of data.

Comercial Cabo TV São Paulo S.A. (Comercial Cabo): Engages in cable and pay TV services, assistance and consulting on telecommunications in general, production, acquisition, licensing, import and distribution of own or third party TV programs, spare parts and equipment, management and exploration of platforms of pay TV and telecommunication services and exploration of full range of advertising and promotion.

Aliança Atlântica Holding B.V. (Aliança): Headquartered in Amsterdam, The Netherlands, with 50% interest by Telefônica Brasil, its revenues from the sale of shares of Portugal Telecom in June 2010. Until May 8, 2012 the Company held shares in Zon Multimédia, a company of Portugal Telecom group engaged in pay TV service provision, Internet, distribution of audiovisual contents, movies and telecommunications. Such shares were sold on May 8, 2012.

Companhia AIX de Participações (AIX): Engages in holding equity interest in the Refibra Consortium as a leader, as well as activities involving direct and indirect exploration of execution, completion and exploration of underground duct lines for fiber optics.

Companhia ACT de Participações (ACT): Engages in holding equity interest in the Refibra Consortium as a leader, as well as activities involving the provision of technical assistance for design of network completion projects, running the studies required to make it economically feasible, as well as inspecting the progress of Consortium-related activities.

The table below lists the Company’s direct and indirect subsidiaries and equity held in total capital:

Subsidiaries	12/31/12	12/31/11
Vivo S.A. (a)	100%	100%
Telefônica Data S.A.	100%	100%
A.Telecom S.A.	100%	100%
Telefônica Sistema de Televisão S.A.	100%	100%
Ajato Telecomunicações Ltda.	100%	100%
GTR Participações e Empreend. S.A. (b)	100%	66.67%
TVA Sul Paraná S.A. (b)	100%	91.50%
Lemontree S.A. (b)	100%	83.00%
Comercial Cabo TV São Paulo S.A. (b)	100%	93.19%
Aliança Atlântica Holding B.V.(c)	50%	50%
Companhia AIX de Participações (c)	50%	50%
Companhia ACT de Participações (c)	50%	50%

(a)	Fully consolidated as from April 2011 (Notes 1 and 4).
(b)	Fully consolidated as from January 2011 and wholly-owned subsidiaries as from June 2012.
(c)	Jointly-controlled companies.

d)	Share trading on stock exchanges

The Company is registered with the Brazilian Securities and Exchange Commission (CVM) as a publicly-held under category A (issuers authorized to trade any kind of securities), its shares being traded on the São Paulo Stock Exchange (BM&FBovespa). It is also registered with the Securities and Exchange Commission (SEC) in the USA, with its American Depositary Shares (ADSs) level II, listed only in preferred shares, being traded on the New York Stock Exchange (NYSE).

d.1) Shares traded on the São Paulo Stock Exchange (BM&F Bovespa)

On September 21, 1998, the Company started trading its shares on the São Paulo Stock Exchange (BM&F Bovespa), under tickers TLPP3 and TLPP4, for common and preferred shares.

In the Special Shareholders’ Meeting of Vivo Participações S.A. (Vivo Part.) and Telecomunicações de São Paulo S. A. (Telesp) held on October 3, 2011, merger of Vivo Part. into Telesp was approved. On the same date, its corporate name changed to Telefônica Brasil S.A., and on October 6, 2011 the Company changed its ticker codes to VIVT3 and VIVT4 for common and preferred shares, respectively, and the stock exchange code to Telefônica Brasil (see Note 4).

d.2) Shares traded on the New York Stock Exchange (NYSE)

On November 16, 1998, the Company started the ADR trading process on the New York Stock Exchange (NYSE), which currently has the following characteristics:

•	Type of share: preferred.

•	Each ADR represents 1 (one) preferred share.

•	Shares are traded as ADR through code “VIV” on the NYSE.

•	Foreign depositary bank: The Bank of New York.

•	Custodian bank in Brazil: Banco Itaú S.A.

e)	Corporate events

e.1) Corporate restructuring – merger of Vivo Part. shares by Telefônica Brasil

In a meeting held on March 24, 2011, ANATEL granted previous consent for the corporate restructuring between the Company and Vivo Part. Act Nº 1970, of April 1, 2011, was published in the Federal Official Gazette (DOU) on April 11, 2011.

In the Company’s Extraordinary Shareholders’ Meeting held on April 27, 2011, unanimous voting approved the Protocol of Merger of Shares and Instrument of Justification agreed between the Company and Vivo Part., each Vivo Part.’s share being replaced with 1.55 Company’ shares. The Company’s common and preferred shareholders and Vivo Part.’s common shareholders deadline to exercise their withdrawal rights was May 30, 2011. The shareholders opting for the withdrawal right were repaid the shares demonstrably held by the companies on December 27, 2010, when the material news release was published. The amounts repaid to the Company’s common and preferred shareholders and to the Vivo Part.’s common shareholders reached R$23.06 and R$25.30 by share, respectively, calculated at their related net equity values disclosed in the balance sheet as of December 31, 2010.

e.2) Corporate restructuring – Concentration of SMP Authorizations and Simplification of the Corporate Structure

Vivo Part. Board of Director’s Meeting held on June 14, 2011 approved the proposal for concentration of authorizations for SMP service provision (until then held by Vivo Part. in the State of Minas Gerais and by Vivo in other Brazilian states), thus consolidating the operations and the Terms of Authorization for SMP exploration at Vivo.

As a proposal for making feasible this corporate restructuring, on October 1, 2011 Vivo Part. assigned Vivo (the group’s mobile operator holding the SMP authorizations in the other Brazilian states) the commercial establishments (including the assets, rights and obligations) regarding the SMP services in the State of Minas Gerais, with Vivo Part. thus becoming the ultimate holding.

Pursuant to Law Nº 6404/76, an expert company was engaged to prepare a valuation report on a portion of Vivo Part.’s net assets (as of August 31, 2011) consisting of SMP operations in the State of Minas Gerais assigned to Vivo’s assets and of Vivo Part.’s assets to be merged by the Company.

Because Vivo Part. is the Company’s wholly-owned subsidiary since April 27, 2011, whose equity already comprised the investment in Vivo shares, the merger: i) did not lead to capital increase at the Company; ii) did not bring along the replacement of shares held by noncontrolling shareholders of Vivo Part. with Company shares; and iii) did not require a valuation report on net assets at market prices for calculation of the ratio of shares replaced, in the absence of noncontrolling shareholders to be protected.

Accordingly, under the terms of article 226, paragraphs I and II of Law Nº 6404/76, shares held by the Company in the net equity value of  Vivo Part.’s  were cancelled. On conclusion of the corporate restructuring, Vivo Part. was incorporated by the Company on October 3, 2011, and Vivo became wholly-owned subsidiary, simplifying and rationalizing the structure of costs of companies involved.

f)	Agreement between Telefônica S.A. and Telecom Itália (Act Nº3,804, of July 7, 2009, and Act No. 68,276, of October 31, 2007, both from ANATEL Board)

In October 2007, TELCO S.p.A. (in which Telefónica S.A. holds 42.3% interest) completed the acquisition of 23.6% of Telecom Italia. Vivo is an indirect subsidiary of Telefónica S.A. Telecom Italia holds interest in TIM Participações S.A. (TIM), a mobile telephone service company in Brazil. As a result of the acquisition of its interest in Telecom Itália, Telefónica S.A. is not directly involved in TIM operations. Furthermore, any transactions between the Company, Vivo and TIM are ordinary mobile telephone transactions regulated by ANATEL.

2.	Basis of presentation of the consolidated financial statements

2.1 - Basis for Preparation and Presentation

The Company’s financial statements for years ended December 31, 2012 and 2011 are presented in thousands of reais (except where otherwise indicated) and is presented considering the Company’s ability to continue as a going concern.

The Company and its subsidiaries do not have seasonal operations.

The consolidated financial statements were prepared and are presented in accordance with the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), which are not different from accounting practices adopted in Brazil, which comprise CVM rules and CPC pronouncements.

In a meeting held on February 21, 2013, the Company’s Board of Directors authorized these financial statements to be issued.

Some items of the balance sheet and income statement for the year ending December 31, 2011 were reclassified to allow comparability with the information of December 31, 2012.

The Company states that the consolidated financial statements are in compliance with International Financial Reporting Standards (IFRS) issued by the IASB and with the pronouncements, interpretations and guidelines issued by CPC ruling on December 31, 2012, which include the new pronouncements, interpretations and revisions of the following standards, amendments and interpretations published by IASB and by the International Financial Reporting Interpretations Committee (IFRIC) which went into effect on January 1, 2012:

Amendments to IAS 12, Income Tax – Recovery of Underlying Assets: This amendment provided clarification on how to calculate deferred taxes on investment properties measured at fair value. It introduced the rebuttable presumption that deferred taxes on investment properties measured at fair value under IAS 40 should be defined considering that their book value will be recovered through sale.

Amendments to IFRS 7, Financial Instruments: Disclosures – Enhanced Derecognition Disclosure Requirements: This amendment requires additional disclosure on financial assets transferred, yet not derecognized, so as to enable the financial information users to understand the relation with those assets not derecognized and related liabilities. Furthermore, this amendment requires disclosures as to the ongoing involvement in the derecognized financial assets so that the user can evaluate the nature of the entity’s ongoing involvement in these derecognized assets and related risks. This amendment became effective for annual periods beginning on or after July 1, 2011; in Brazil, it will become effective after CPC approval and CVM ruling for publicly-held companies.

Worth noting is that this amendment only affects disclosures – however , it is not currently applicable to the Company, and has no impact on the Company’s and its subsidiaries’ financial position or performance.

New IFRS and interpretations of the International Financial Reporting Interpretations Committee (IFRIC) not yet effective as of December 31, 2012

At the date these financial statements were prepared, the following IFRS, amendments and IFRIC interpretations had been issued, but their application was not mandatory:

IAS 1 Presentation of Other Comprehensive Income Account: IAS 1 revisions affected the grouping of items presented in other comprehensive income. Items which might be reclassified (or “recycled”) to profit or loss at a future point of time (e.g. net gains on hedged net investments, exchange variation differences from translation of operations abroad, net movements of hedge of cash flows or gains on sale of assets classified as available for sale) should be presented separately from items which will never be reclassified (e.g. actuarial gains or losses on defined benefit plans). The revisions affect only the presentation, with no impacts on the financial position or performance of the Company and its subsidiaries. These revisions go into effect for years beginning July 1, 2012 or thereafter and will be applied to the Company’s financial statements when effective.

IAS 19 Employee Benefits (Revised): The IASB issued various revisions to IAS 19, which comprises fundamental amendments, such as the removal of the corridor method and the concept of returns expected on the plan assets, and simple clarifications on valuation and devaluation and reformulation. The Company does not expect significant impacts on its consolidated financial statements. This revised IAS will go into effect for annual periods beginning January 1, 2013 or thereafter.

IAS 28 Investments in Associates and Joint Ventures (Revised in 2011): In connection with the issuance of IFRS 11 and IFRS 12 (see below), IAS 28 is now IAS 28 -  Investments in Associates and Joint Ventures and describes the application of the equity method for investments in joint ventures, besides the investment in associates. The Company does not anticipate any significant impacts on its consolidated financial statements. This revision will go into effect for annual periods beginning January 1, 2013 or thereafter.

IAS 32 Offsetting Financial Assets and Financial Liabilities – Revisions of IAS 32: These revisions shed light on the meaning of the phrase “currently has the legal right to set off”. These revisions also clarify the adoption of offsetting criteria set forth by IAS 32 for the clearing systems (like the clearing house systems), which apply non-simultaneous gross mechanisms for clearing. These revisions are not expected to affect the Company’s and its subsidiaries’ financial position, performance or disclosures effective for annual periods beginning January 1, 2014 or thereafter.

IFRS 1 Government Loans – IFRS 1 Revisions: These revisions set the first-time application of the requirements of IAS 20 - Accounting for Government Grants and Disclosure of Government Assistance, prospectively governmental loans existing on the date of transition to IFRS. The entities may opt for applying the IFRS 9 requirements (or IAS 39, as the case may be) and  IAS 20 to governmental loans, retrospectively, had the necessary information been obtained upon the initial recording of loans. The exception would give relief to the entities adopting the standard for the first time from retrospectively measuring government loans at an interest rate below market rate. The review  will go into effect for annual periods beginning January 1, 2013 or thereafter. The revision will not affect the Company and its subsidiaries.

IFRS 7 Disclosures – Offset Between Financial Assets and Financial Liabilities – Revisions of IFRS 7: These revisions require an entity to disclose information about the rights to offset and related agreements (e.g. agreement for guarantee). The disclosures provide users with useful information for them to assess the effect of the offsetting agreements on the financial position of an entity. The new disclosures are necessary for all financial instruments recognized and offset in accordance with IAS 32 Financial Instruments - Presentation. The disclosures also apply to financial instruments recognized which are subject to a master agreement for offsetting or alike, irrespective of being or not offset in accordance with IAS 32. The revision will go into effect for annual periods beginning January 1, 2013 or thereafter.

IFRS 9 Financial Instruments: Classification and Measurement: IFRS 9, as issued, reflects the first phase of IASB work regarding the replacement of IAS 39 and applies to the classification and measurement of financial assets and financial liabilities, as set forth by IAS 39. The standard initially was effective for annual periods beginning January 1, 2013, however the standard Amendments to IFRS 9,  Effective Date of IFRS 9 and Disclosures for Transition, issued in December 2011, changed the mandatory effective date to January 1, 2015. Later on, the IASB will address the recording of hedging instruments and impairment of financial assets. The adoption of the first phase of IFRS 9 will go into effect for the classification and measurement of the Company’s and its subsidiaries’ financial assets, but will not affect the classification and measurement of financial liabilities. The Company will quantify the effect together with other phases, when the final standard is issued, comprising all the phases.

IFRS 10 Consolidated Financial Statements, IAS 27 Separate Financial Statements: IFRS 10 replaces the portion of IAS 27 – Consolidated and Separate Financial Statements which deals with the recording of consolidated financial statements. It also addresses issues raised by SIC-12 Consolidation – Special-purpose Entities. IFRS 10 establishes a single control model applied to all entities, including special-purpose entities. The amendments introduced by IFRS 10 will require management’s significant judgmental analysis to determine which entities are subsidiaries and therefore required to be consolidated by a parent company.

Based on preliminary analyses, IFRS 10 is not expected to have impacts on the investments currently held by the Company. This standard will go into effect for annual periods beginning January 1, 2013.

IFRS 11 Joint Ventures: IFRS 11 replaces IAS 31 – Interests in Joint Ventures SIC-13 –Jointly-controlled Entities – Non-monetary Contributions by Venturers. IFRS 11 eliminates the option to record jointly-controlled companies (JCC) based on a proportional consolidation. Instead, the JCC falling into the joint venture definition shall be recorded using the equity method. The application of new standard will affect the Company’s financial position, eliminating the proportional consolidation of Aliança, AIX and ACT (Note 12). By applying the new standard, the investments in the aforesaid companies will be recorded using the equity method. This standard will go into effect for annual periods beginning January 1, 2013 and shall be applied retrospectively to joint ventures held on the initial application date. It is estimated that the IFRS 11 impact on the current period (which will correspond to the comparative period of the financial statements at December 31, 2013), considering certain items, consists of decrease in revenues by R$28,308 and a decrease in operating income by R$1,370, since joint venture income will be presented below operating income. Current assets and current liabilities will decrease by R$64,873 and R$2,791, respectively, while noncurrent assets will be increased by R$60,012, and noncurrent liabilities will be decreased by R$2,896.

IFRS 12 Disclosure of Interests in Other Entities: IFRS 12 includes all disclosures previously contained in IAS 27 regarding the consolidated financial statements, as well as all disclosures previously contained in IAS 31 and IAS 28. These disclosures regard interest held by an entity in subsidiaries, joint ventures, associates and structured entities. A number of new disclosures are also necessary, but there will be no impact on the Company’s financial position or performance. This standard will go into effect for annual periods beginning January 1, 2013 or thereafter.

IFRS 13 Fair Value Measurement: IFRS 13 sets a single source of guideline in IFRS for all fair value measurements. IFRS 13 does not change the time an entity is required to use fair value, but provides guidance on how to measure fair value in accordance with IFRS, whenever fair value is required or allowed. This standard will go into effect for annual periods beginning January 1, 2013 or thereafter. The application of this standard will have no effect on the company.

Annual improvements – May 2012

The following improvements will not affect the Company and its subsidiaries:

IFRS 1 First-time Adoption of the International Financial Reporting Standards (IFRS): This improvement explains why an entity which discontinued the use of IFRS in the past and opted or was compelled to adopt IFRS may re-adopt IFRS 1. Should IFRS 1 not be re-adopted, the entity should retrospectively restate its financial statements as if it had never discontinued the use of IFRS.

IAS 1 Presentation of Financial Statements: This improvement clarifies the difference between additional voluntary comparative information and necessary minimum comparative information. Generally, the necessary minimum comparative information relates to the prior period.

IAS 16 Fixed Assets: This improvement explains that the main spare parts and equipment for service provision which comply with the definition of fixed assets are not inventories.

IAS 32 Financial Instruments: Presentation: This improvement clarifies that income taxes arising from distribution to shareholders are recorded in accordance with IAS 12 Income Taxes.

IAS 34 Interim Financial Statements: This revision presents an alignment with the requirements for disclosure of total assets of the segment with total liabilities of the segment in the interim financial statements. This clarification also ensures that the interim disclosures are in line with annual disclosures.
These improvements will go into effect for annual periods beginning January 1, 2013 or thereafter.

2.2 - Bases for consolidation and significant changes at consolidation level

In the consolidation, all balances of assets, liabilities, revenues and expenses from transactions and interest in net equity between the Company and its subsidiaries were eliminated.

The main events and changes in the consolidation environment that, due to their significance, should  be taken into consideration when analyzing the consolidated information for the years ended December 31, 2012 and 2011, as follows:

a)	Acquisition of Vivo Part. by the Company

In the Company’s Extraordinary Shareholders’ Meeting held on April 27, 2011, unanimous voting approved the Protocol of Merger of Shares and Instrument of Justification agreed between the Company and Vivo Part., each Vivo Part.’s share being replaced with 1.55 Company’ shares. Given this merger of shares, Company’s capital increased by R$31,222,630. The Company’s consolidated financial statements include the results of Vivo Part. (merged by the Company on October 3, 2011)  and Vivo since April 1, 2011. Vivo Part. and Vivo were included in the Company’s consolidated financial statements under the full consolidation method.

b)	Consolidation of TVA companies

As from January 1, 2011, the Company included companies GTR, TVA Sul, Lemontree and Comercial Cabo in its consolidated financial statements under the full consolidation method.

c)	Acquisition of Lemontree and GTR shares

On September 29, 2011, the Company acquired 68,533,233 common shares, which represented 49% of this type of shares of Lemontree, which is the holder of 80.1% common shares of Comercial Cabo. Thus, the Company became holder of 83% interest in Lemontree and 93.19% in Comercial Cabo.

On June 6, 2012, the Company exercised its call option in relation to (a) 71,330,508 remaining common shares, corresponding to 51% of the voting capital of Lemontree, which controls Comercial Cabo, and (ii) 923,778 remaining common shares of GTR, holder of 50.9% of TVA Sul common shares, given that these shares were previously held by Abril Group. The call option was exercised at this date, and concludes the acquisition of Lemontree and GTR remaining shares, which started with the partial exercise of the call option implemented on September 29, 2011, with the acquisition of Lemontree common shares, representing 49% of its capital. Amounts corresponding to the acquisition of the remaining common shares of Lemontree and GTR, as described above, totaled R$37,737 and R$6,434, respectively.

These transactions were accounted for as acquisition of a non-controlling shareholders’ interest for the purpose of disclosure and measurement in these financial statements.

Upon exercising this option, the Company became holder of 100% of the shares representing the voting and total capital of Lemontree and GTR and, indirectly, of the companies operating cable TV services located in the cities of São Paulo and Curitiba, Foz do Iguaçu and Florianópolis.

d)	Disposal of shares of Zon Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, S.A.

On May 8, 2012, the Company disposed of 1,618,652 (1,196,395 directly and 422,257 indirectly through Aliança Atlântica) common shares representing 0.52% of Zon Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, S.A. (ZON) voting capital. Consolidated net income (amount obtained from disposal of shares held and divestiture of investments) of this transaction amounted to R$1,486.

e)	Corporate Restructuring

Aiming to simplify the current organizational structure of the Company, as well as assisting the integration of business and generating synergies from a effectiveness providing services perspective, the Company filed with ANATEL on March 15, 2012 request for prior approval of corporate restructuring, which became legally viable because of legislative changes applicable to concessionaires STFC through Law No. 12,485.

The restructuring proposal could be implemented only after prior approval by ANATEL, who is currently analyzing the case.

3.	Summary of significant accounting practices

a)
Cash and cash equivalents: These are held to meet short-term cash commitments, and not for investment or other purposes. Cash and cash equivalents include cash, positive balances in current accounts and short-term investments redeemable within no longer than 90 days as from the date of contracts and with insignificant risk of change in market value (Note 5).

b)
Trade accounts receivable, net: These are determined at the value of services provided according to the contracted conditions, net of the provision for impairment. It includes the services provided to customers who have not been billed up to the balance sheet date, as well as accounts receivable regarding sales of cell phones, simcards and accessories. The provision for impairment is set up in order to cover eventual losses, if any, and takes into consideration mainly the expected default (Note 6).

c)
Inventories: These are stated at average cost of acquisition or net realizable value, whichever is lower. It includes cell phones, simcards, prepaid cards, accessories, consumables and maintenance. The net realizable value consists of the sale in the ordinary course of business, less estimated necessary costs for sale (Note 7).

The provision for impairment is set up for materials and devices deemed to be obsolete or whose quantities are greater than those usually sold by the Company in a reasonable length of time.

d)
Prepaid expenses: These are presented at the values actually disbursed on services engaged and not yet incurred. Prepaid expenses are allocated to profit or loss as services are provided and economic benefits are received (Note 10).

e)
Investments:  Equity interest in subsidiaries (individual or joint) is valued under the equity method in the individual financial statements. In the consolidated financial statements, investments in controlled companies are fully consolidated, and investments in jointly-controlled companies are consolidated in a proportional way.

In consolidation, all balances of assets and liabilities, revenues and expenses from transactions and equity interest between the Company and its subsidiaries were eliminated.

The effects on the financial statements translation of Aliança (jointly controlled) are recognized in Company’s equity as “Cumulative translation adjustments”.

f)
Property, plant and equipment, net: These are stated at acquisition and/or construction cost, net of accumulated depreciation and provision for impairment, if applicable. Such cost includes the borrowing costs for long-term construction projects, whenever the recognition criteria are met, net of credits of State VAT (ICMS), which were recorded as taxes recoverable.

The costs of assets are capitalized until they are in condition expected for them to become operational.

Expenses subsequent to the entry of asset into operation are recognized immediately in profit or loss, in line with the accrual method. Expenses incurred for improvements in assets (increase in installed capacity or useful life) are capitalized.

The estimated costs to be incurred in the dismantling of towers and equipment at rented properties are capitalized in contrast with the provision for asset retirement (Note 20) and depreciated over the useful life of the equipment, which is not longer than the rental period.

The depreciation is calculated on a straight-line basis over the useful life of assets, at rates which take into consideration the estimated useful life of assets based on technical studies. The net book value and useful life of assets and depreciation methods are annually revised and prospectively adjusted, as the case may be.

A fixed asset is written off when sold or no future economic benefit is expected to arise from its use or sale. Any gain or loss from disposal of asset (calculated as the difference between net value of sale and net book value of asset) are recognized in profit or loss for the year the asset is written off.

g)	Intangible Assets (including goodwill):

These are stated at acquisition and/or construction cost, net of accumulated amortization and provision for impairment, if applicable.

They include rights of use of software acquired from third parties, licenses for concession and authorization acquired from ANATEL, customer portfolio, trademarks and other intangible assets.

The useful life of an intangible asset is determined as definite or indefinite, namely:

•
Intangible assets with definite life are amortized over the economic useful life under the straight-line method and assessed to determine impairment whenever there is evidence of loss of economic value of the asset. The amortization period and method for an intangible asset with definite life are revised once a year. Changes in the estimated useful life or in the expected consumption of future economic benefits from these assets are accounted for in light of changes in the amortization period or method, as the case may be, being treated as changes in accounting estimates.

•
Indefinite life intangible assets are not amortized, and a recoverability test is performed annually or when there are indications that the book value cannot be recovered. The assessment of indefinite life is annually revised to determine whether this assessment continues to be justifiable. Otherwise, the change in useful life from indefinite to definite is made on a prospective basis.

Gains and losses from write-off of an intangible asset are measured as the difference between net value from sale and the asset book value and recognized in the statement of income for the year the asset is written off.

Goodwill on acquisition of investments and supported by future profitability is treated as an indefinite life intangible asset.

h)	Leasing : The agreements containing clauses on use of specific assets and rights to use assets are assessed to identify the accounting treatment to be given from a leasing viewpoint.

Finance lease in which the Company or its subsidiaries obtain the risks and benefits relating to the ownership of the leased item is capitalized at the inception of the lease at the fair value of the leased asset or, if lower, at the present value of minimum payments of leasing. Costs are increased, where applicable, by the initial direct costs incurred in the transaction. The payments of finance lease are allocated to financial charges and reduction in leasing liability so as to obtain constant interest rates on the remaining  balance of the liability.

The amounts recorded in fixed assets are depreciated for the shorter between the estimated economic useful life of assets and the stated term set in the lease agreement.

Implicit interest in liabilities accounted for is allocated to profit or loss in accordance with the length of the agreement under the effective interest rate method.

The agreements in which the lessor keeps a significant portion of risks and benefits are considered as operating lease and its effects are recognized in profit or loss for the year throughout the life of the contract.
The Company’s subsidiaries have agreements classified as finance lease both as a lessor or a lessee. As a lessor, A.Telecom has equipment lease agreements (Solutions IT Product) for which it recognizes, on the date of installation, revenues at present value of the amounts of the agreement as a contra-entry to accounts receivable. As a lessee, Vivo holds agreements for rental of towers and rooftops in connection with a sale and leaseback financial transaction whose residual value remained unchanged at the time of the sale. As a result, a liability for the present value of the minimum mandatory installments and deferred revenue based on the difference between the sales price and the present value mentioned, were recognized in the current year.

The difference between the nominal value of the installments and accounts receivable/payable is recognized as financial income/expense under the effective interest rate method throughout the term of the agreement (Note 29).

i)
Analysis of the recoverability of assets: In compliance with IAS 36/CPC1 (R1), the Company and its subsidiaries revise, as so required, the net book value of assets to assess events or changes in the economic, operating or technological circumstances which may indicate deterioration or impairment.

If such evidence is identified and net book value exceeds value recoverable, a provision for impairment is set up by adjusting net book value to the recoverable amount.

The value recoverable is defined as the greater between value-in-use and net selling price.

In the estimate of value-in-use of asset, the estimated future cash flows are discounted at present value, using a discount rate based on the capital cost rate “The Capital Asset Pricing Model” (CAPM) before taxes, which reflects the weighted average capital cost and specific risks of the asset.

The net selling price is determined, whenever possible, based on a firm sale contract in an arm’s length transaction between knowledgeable and interested parties, adjusted by expenses attributable to the sale of the asset or, in the absence of a firm sale contract, based on the market price of an active market or on the price of the most recent transaction with similar assets.

Losses on continuing operations, including impairment of inventories, are recognized in the statement of income as expenses compatible with the function of assets.

For assets, excluding goodwill, a valuation is made at each year end to determine whether indications of impairment previously recognized may no longer exist or have been reduced.

An impairment previously recognized is reversed only in case of change in the assumptions used to determine the recoverable value of the asset as from the most recent recognition of impairment.

The reversal is limited for the book value of the asset not to exceed its value recoverable nor the book value which would have been determined, net of depreciation, had any impairment not been recognized in assets in prior years. This reversal is recognized in the income statement.

The following criteria are applied to the assessment of impairment on the following assets:

i.1)	Goodwill: The impairment test is performed annually, at the end of the fiscal year or when circumstances indicate impairment loss of book value.

Whenever the value recoverable is lower than book value, an impairment is recognized. Goodwill impairment cannot be reversed in future fiscal years.

i.2)
Intangible assets: indefinite life intangible assets are tested for impairment once a year, whether individually or at cash generating unit level, as the case may be, or when the circumstances indicate impairment of book value.

i.3)	Determination of value in use: The main assumptions used to estimate the value in use are as follows:

•
Revenues: Revenues are projected considering the growth of the customers base, the evolution of market revenues in view of GDP and the equity interest held by the Company and its subsidiaries in this market;

•
Operating costs and expenses: Variable costs and expenses are projected in accordance with the dynamics of the customers base, and fixed costs are projected in line with the historical performance of the Company and its subsidiaries, as well as the historical growth of revenues; and

•	Capital investments: Investments in capital goods are estimated in view of the technological infrastructure necessary to make feasible service offer.

Key assumptions are based on the historical performance of the Company and its subsidiaries and on reasonable macroeconomic assumptions based on financial market projections, documented and approved by Company management.

The recovery test of fixed and intangible assets of the Company and its subsidiaries did not lead to recognition of losses for the years ended December 31, 2012 and 2011, since the estimated market value exceeds net book value on the assessment date.

j)	Business combination and goodwill

Business combinations are accounted for under the acquisition method. The acquisition cost is measured at fair value of assets, equity instruments and liabilities incurred or assumed on the acquisition date. Identifiable assets acquired, liabilities and contingencies assumed upon business combination are initially measured at fair value on the acquisition date, regardless of the interest held by non-controlling shareholders.

Initially, goodwill is the excess acquisition cost over net fair value of assets acquired, liabilities assumed and identifiable contingent liabilities of an acquiree on the date of acquisition. If acquisition cost is lower than fair value of the acquiree’s net asset, the difference is recognized directly in the income statement.

After the initial recognition, goodwill is measured at cost, net of any accumulated impairment. For impairment test purposes, goodwill acquired on a business combination is, as from the date of acquisition, allocated to the cash generating unit expected to be benefited by combination synergies, regardless of other acquiree’s assets or liabilities being attributed to such unit.

Whenever goodwill is an integral part of a cash generating unit and a portion of such unit is disposed of, the goodwill associated with the operation disposed of is included in the operating cost when determining gain or loss on disposal. Goodwill disposed of in these circumstances is determined based on the proportional values of the portion disposed of in relation to the cash generating unit kept.

k)	Financial instruments and cash and cash equivalents

(i) Financial assets

Initial recognition and measurement

Financial assets are classified as financial assets at fair value through profit or loss, as loans and receivables, investments held to maturity, financial assets available for sale or derivatives classified as effective hedge instruments, as appropriate. The Company determines the classification of its financial assets at their initial recognition, as it becomes an integral part of contractual provisions of the instruments.

Financial assets are initially recognized at fair value, plus, in case of investments not designated at fair value through profit or loss, costs of transaction directly attributable to the acquisition of the financial asset.

Sales and purchases of financial assets requiring delivery of assets within a timetable set by regulation or market convention (regular purchases) are recognized on the date of operation, i.e. the date on which the Company commits itself to purchase or sell the asset.

The Company’s and its subsidiaries’ financial assets include cash and cash equivalents, trade accounts receivable and other receivables, trade and non-traded financial instruments and derivative financial instruments.

Subsequent measurement

The subsequent measurement of financial assets depends on their classification, which may be as follows:

Financial assets at fair value through profit or loss: These include derivative financial instruments taken out by the Company which do not meet the criteria for hedge accounting set by the related standard. Financial assets at fair value through profit or loss are presented in the balance sheet at fair value, including the related gains or losses recognized in the income statement.

Receivables: These are non-derivative financial assets, with fixed or determinable payments, not traded in an active market. After the initial measurement, such financial assets are recorded at amortized cost under the effective interest method (effective interest rate), net of impairment, if and where applicable. The amortized cost is calculated in view of any discount or premium on the acquisition and rates or costs incurred. The amortization under the effective interest method is included in the financial income line in the statement of income. Impairment is recognized as financial expenses in the statement of income, if and where applicable.

Investments held to maturity: These are non-derivative financial assets with fixed or determinable payments and fixed maturity are classified as held to maturity whenever the Company expressed the intention and financial capacity to hold them to maturity. After the initial valuation, investments held to maturity are valued at amortized cost under the effective interest method, net of impairment. The amortized cost is calculated taking into consideration any discount or premium on the acquisition and rates or costs incurred. The amortization of effective interest is included in financial income, in the income statement. Losses on impairment are recognized as financial expenses in the statement of income. The Company and its subsidiaries did not record investments held to maturity during the years ended December 31, 2012 and 2011.

Financial assets available for sale: These are non-derivative financial assets not classified as: (i) loans and receivables, (ii) investments held to maturity or (iii) financial assets at fair value through profit or loss. These financial assets include equity instruments.

After the initial measurement, financial assets available for sale are measured at fair value, and unrealized gains and accumulated losses are recognized directly in the reserve for assets available for sale in the group other comprehensive income until the investment is derecognized, except for impairment.

When the investment is derecognized or a certain impairment is determined, cumulative gains or losses previously recognized in other comprehensive income shall be accounted for in the statement of income.

The fair value of financial assets available for sale expressed in foreign currency is measured in such foreign currency and translated at the exchange rate ruling on the financial statements close date. The variations in fair value attributable to translation differences are recognized directly in net equity.

Derecognition (write-offs): a financial asset (or, as the case may be, a portion of a financial asset or portion of a group of similar financial assets) is written off whenever:

•	The rights to receive cash flows from asset expire;

•
the Company transferred its rights to receive future cash flows from asset or took on an obligation to fully pay a third party cash flows received, without any significant delay, by operation of a “transfer” agreement; and (i) the Company substantially transferred all risks and benefit attached to the asset, or (ii) the Company neither substantially transferred nor withheld all risks and benefits attached to the asset, but transferred the control over it.

Whenever the Company has transferred its rights to receive cash flows from an asset or has entered into a transfer agreement, but has not substantially transferred or withheld all risks and benefits attached to the asset, it is recognized to the extent of the Company’s continuing involvement in this asset.

In this case, the Company also recognizes an associated liability. The transferred asset and the associated liability are measured in view of rights and obligations the Company kept.

Continuing involvement as a guarantee over the transferred asset is measured at the original book value of the asset or at the maximum consideration the Company may require, whichever is lower.

(ii) Impairment of financial assets

The Company assesses at each reporting date whether there is objective evidence determining that the financial asset or group of financial assets is not recoverable. A financial asset or group of financial assets is considered to be non-recoverable if, and only if, there is objective evidence of lack of recoverability as a result of one or more events which have taken place after the initial recognition of the asset (“a loss event”) and such event affects the estimated future cash flows of the financial assets or group of financial assets which may reasonably be estimated.

Financial assets at amortized cost

The Company initially assesses on an individual basis whether there is clear evidence of impairment of each financial asset which is individually significant, or in conjunction for financial assets which are not individually significant. Should the Company conclude that there is no evidence of impairment of a financial asset individually assessed, whether significant or not, the asset is included in a group of financial assets with similar characteristics of credit risk, and the Company assesses in conjunction for impairment. Assets individually assessed for impairment purposes, and for which impairment is or continue to be recognized, are not included in a joint assessment of impairment.

When there is evidence of impairment, loss is measured as the difference between book value and the present value of estimated future cash flows (net of expected future credit losses not yet incurred).

Net book value of asset is reduced through a provision, and the amount of loss is recognized in the income statement. Interest income continues to be computed on the reduced book value at the original effective interest rate for the asset. Loans, together with the related provision, are written off when there are no realistic prospects for future recovery and all guarantees have been realized or transferred to the Company. If, in a subsequent year, the estimated impairment increases or decreases due to an event after the recognition of impairment, the loss previously recognized is increased or reduced by adjusting the provision. In case of future recovery of an amount written off, such recovery is recognized in the income statement.

Financial investments available for sale

The Company analyzes whether there is objective evidence that the investment is recoverable, at each balance sheet date.

For investments in equity instruments classified as available for sale, objective evidence includes a significant and extensive loss on the fair value of investments, below book cost.

When there is evidence of impairment, the accumulated loss (measured by the difference between the acquisition cost and current fair value, less impairment which has been previously recognized in the statement of income) is reclassified from equity to P&L.

Increases in fair value after recognizing impairment are recognized directly in comprehensive income.

(iii) Financial liabilities

Initial recognition and measurement

Financial liabilities are classified as financial liabilities at fair value through profit or loss, loans and financing or derivatives classified as hedge instruments, as the case may be. The Company determines the classification of its financial liabilities upon their initial recognition.

Financial liabilities are initially recognized at fair value and, in case of loans and financing, plus the cost of transaction directly related thereto.

The Company’s and its subsidiaries’ financial liabilities include trade accounts payable and other accounts payable, loans, financing and derivative financial instruments.

Subsequent measurement

The measurement of financial liabilities depends on their classification, which may be as follows:

Financial liabilities at fair value through profit or loss: Financial liabilities at fair value through profit or loss include financial liabilities designated upon initial recognition at fair value through P&L. This category also includes derivative financial instruments engaged by the Company which do not meet the hedge accounting criteria set by the related standard.

The Company and its subsidiaries did not designate any financial liability at fair value through profit or loss upon initial recognition.

Loans and financing: After initial recognition, loans and financing subject to interest are subsequently measured at amortized cost under the effective interest method. Gains and losses are recognized in the statement of income upon write-off of liabilities, as well as during the amortization process under the effective interest method.

Derecognition (write-offs): a financial liability is written off as the obligation is repealed, cancelled or expired.

Whenever a financial liability is replaced with other held by the same lender under substantially different terms or the terms of an existing liability are significantly changed, such replacement or change is treated as write-off of the original liability and recognition of a new liability, and the difference in related book values is recognized in the statement of income.

(iv) Financial instruments – net disclosure

Financial assets and liabilities are disclosed net in the balance sheet if, and only if, there is a currently and enforceable legal right to offset the recognized amounts and if there is the intention to offset or realize the asset and settle the liability simultaneously.

(v) Fair value of financial instruments

The fair value of financial instruments actively traded on stock exchanges is determined in view of purchase prices charged in the market at close of business at the balance sheet date, with no deduction of costs of transaction.

The determination of the fair value of financial instruments with no active market relies on valuation techniques. These techniques may include the use of recent transaction in the market (at arm’s length); reference to current fair value of another similar instrument; analysis of discounted cash flows or other valuation models.

l)	Derivative financial instruments and hedge accounting

Initial recognition and subsequent measurement

The Company and its subsidiaries use derivative financial instruments e.g. currency swaps and interest rates to provide hedge against foreign exchange rate fluctuation risks.

The derivative financial instruments designated in hedge operations are initially recognized at fair value on the date the derivative contract is entered into, and subsequently revalued also at fair value.

Derivatives are disclosed as financial assets whenever the fair value of the instrument is positive and as financial liabilities whenever the fair value is negative.

Any gains or losses from changes in fair value of derivatives over the year are recorded directly in the income statement, except for the effective portion of hedges of cash flows, which is recognized directly in equity, in other comprehensive income.

For hedge accounting purposes, the Company’s and its subsidiaries’ contracts were classified as cash flow hedges, when provides protection against changes in cash flows that is attributable to a particular risk associated with a recognized liability that can affect the outcome, and classified as fair value when provides protection against exposure to changes in fair value of certain liabilities identified attributable to a particular risk (exchange rate) and can affect the outcome.

Upon the initial recognition of a hedge relation, the Company and its subsidiaries formally classify and document the hedge relation to which they wish to apply hedge accounting, as well as the Company’s objective and risk management strategy to complete the hedge. The documentation includes the identification of a hedge instrument or hedged transaction, the nature of hedged risk, the nature of risks excluded from the hedge relation, the prospective demonstration of effectiveness of the hedge relation and the way the Company and its subsidiaries will assess the effectiveness of the hedge instrument to offset the exposure to change in fair value of the hedged item.

These hedges are expected to be highly effective to offset change in fair value and are permanently assessed to check their effectiveness over all the base periods they were assigned to.

Cash flow hedges meeting the recording criteria are accounted for as follows: (i) the portion of gain or loss from the hedge instrument determined as effective hedge shall be recognized directly in equity (in other comprehensive income) and (ii) the ineffective portion of gain or loss from the hedge instrument shall be recognized in the statement of income.

Fair value hedges meeting the recording criteria are accounted for as follows: (i) gain or loss from changes in fair value of a hedge instrument shall be recognized in profit or loss and (ii) gain or loss from a hedged item attributable to the hedged risk shall adjust the recorded amount of the hedged item to be recognized in the statement of income. The changes in fair value of the hedge instrument and changes in fair value of the hedged item attributable to the hedged risk are recognized in the line of the statement of income regarding the hedged item.

Classification between current and noncurrent

Derivative instruments not classified as effective hedge instrument are classified instead as current and noncurrent based on an assessment of cash flows engaged.

•
Whenever the Company and its subsidiaries hold a derivative as economic hedge (and do not apply hedge accounting) for a period longer than 12 months after the balance sheet date, the derivative is classified as noncurrent (or segregated between current and noncurrent), consistently with the classification of the related item.

•	Derivative instruments classified as effective hedge are classified consistently with the classification of the related hedged item.

The derivative instrument is segregated as current and noncurrent only when it can be reliably allocated.

m)	Borrowing Costs

Borrowing costs directly related to acquisition, construction or production of an asset which necessarily requires a period longer than 18 months to be completed for use or sale are capitalized as an integral part of the cost of the related asset.

All other borrowing costs are recorded in expenses for the period they are incurred. The borrowing costs comprise interest and other related costs incurred by an entity.

n)	Interest on shareholder’s equity and dividends

Interest on shareholder’s equity

In accordance with Brazilian law, the companies may pay interest on shareholder’s equity (JSCP), which is similar to the payment of dividends, but deductible for the purpose of determining income taxes. The amount due accrued by the Company and its subsidiaries in their accounting records in compliance with Brazilian tax law is matched against the financial expenses account in the income statement for the year and, for the presentation of these financial statements, such expense is reversed by them matched against a direct charge to equity, resulting in the same accounting treatment of dividends. The distribution of interest on shareholder’s equity is subject to withholding income tax at a rate of 15%.

Dividends

The mandatory minimum dividends are recorded in the balance sheets as legal obligations (provisions in current liabilities), and the dividends in excess of such minimum amount, still not approved by the Shareholders’ Meeting, are recorded in equity as dividend reserve.

o)	Provisions

Overview

Provisions are recognized when the Company or its subsidiaries have a present obligation arising from past events, the settlement of which is expected to result in an outflow of economic benefits, at an amount that can be reliably estimated. Provisions are adjusted through the balance sheet date at the probable amount of loss, in accordance with each contingency (note 20).

Provisions for contingencies are presented at their gross amount, less the corresponding escrow deposits, and are classified as provisions for civil, labor, tax and regulatory contingencies. Escrow deposits are classified as assets if the conditions required for their net presentation with the provision are not available.

Provisions for civil, labor, tax and regulatory contingencies

The Company and its subsidiaries are parties to labor, tax, civil and regulatory claims and set up a provision for contingencies likelihood of loss of which was estimated as probable. Provisions for legal and administrative proceedings are set up based on the opinion of Company and its subsidiary management and the legal advisors thereof.

Provision for asset demobilization

It refers to costs to be incurred due to the return to the owners of the sites (locations intended for tower and equipment installation at leased property) under the same conditions at the time of execution of the initial lease agreement.

Contingent liabilities recognized in a business combination

A contingent liability recognized in a business combination is initially measured at fair value.

Subsequently, it is measured at the higher of: (i) the amount that would be recognized according to the provision policy referred to above; or (ii) the amount initially recognized less, where applicable, accumulated amortization recognized according to the revenue recognition policy.

p)	Taxes, charges and contributions

Acronyms of the taxes, charges and contributions described in these financial statements are as follows:

CIDE – Contribution Tax for Intervention in the Economic Order – Federal Tax;
COFINS – Contribution Tax on Gross Revenue for Social Security Financing – Federal Tax;
CSLL – Social Contribution Tax on Net Income – Federal Tax;
FISTEL – Telecommunications Inspection Fund;
FUNTTEL – Telecommunications Technology Development Fund;
FUST – Universal Telecommunication Services Fund;
ICMS – State VAT – State Tax;
IOF – Tax on Financial Transactions – Federal Tax;
IRPJ – Corporate Income Tax – Federal Tax;
IRRF – Withholding Income Tax – Federal Tax;
ISS – Service Tax – Local Tax;
PIS – Contribution Tax on Gross Revenue for Social Integration Program – Federal Tax;
TFF – Inspection and Operation Fees; and
TFI – Inspection and Installation Fees.

Income and social contribution tax expenses comprise current and deferred tax effects, as follows:

Current income and social contribution taxes

The carrying amount of assets and liabilities related to the current tax of the last year and prior years corresponds to the amount estimated to be recovered from or paid to tax authorities. The tax rates and laws used in calculating the amounts referred to above are those in effect at the balance sheet date.  In the balance sheet, current taxes are presented net of prepayments throughout the year.

Current income and social contribution taxes related to items directly recognized in equity are also recognized in equity. Management periodically assesses the tax position for the cases in which tax regulations require interpretation, and sets up provisions when necessary.

Deferred taxes

The amount of deferred taxes is obtained from the analysis of the balance sheet by taking into account temporary differences, which are those arising from differences between the tax values of assets and liabilities and their corresponding carrying amount.

Deferred tax liabilities are recognized for all taxable temporary differences, except: (i) when the deferred tax liability arises from the initial recognition of goodwill or asset or liability in a transaction other than a business combination and does not impact, at the transaction date, the book profit or income or loss for tax purposes; and (ii) on taxable temporary differences related to investments in subsidiaries, where the period of reversal of temporary differences can be controlled and it is probable that temporary differences will not be reversed in the near future.

Deferred tax assets are recognized for all deductible temporary differences and unused tax credits and losses, to the extent that taxable profit will likely be available so that deductible temporary differences can be realized and such unused tax credits and losses can be used, except: (i) when the deferred tax asset related to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction other than a business combination and does not impact, at the transaction date, the book profit or income or loss for tax purposes; and (ii) on deductible temporary differences related to investments in subsidiaries, where deferred tax assets are recognized only to the extent that it is probable that temporary differences will be reversed in the near future and taxable profit will likely be available so that temporary differences can be used.

The carrying amount of deferred tax assets is reviewed at each year end and written off to the extent that it is no longer probable that taxable profit will be available so that the deferred tax asset can be used in whole or in part.

Deferred tax assets and liabilities are measured at the tax rate that is expected to be applied to the year in which the asset will be realized or the liability settled, based on the tax rates (and tax law) that were enacted at year end.

Deferred tax assets and liabilities are not discounted to present value and are classified in the balance sheet as noncurrent, regardless of the expected realization. Tax effects of items directly recorded in equity are also recognized in equity.

Deferred tax items are recognized based on the transaction in which deferred tax was originated, in comprehensive income or directly in equity.

Deferred tax assets and liabilities are presented net if there is a legal or constructive right to offset tax assets against tax liabilities and when deferred taxes refer to the same taxable entity and are subject to the same tax authority.

Sales taxes

Revenue from rendering services are subject to ICMS or ISS taxation at the rates in force in each area and to cumulative regime of PIS and COFINS,  for revenue from telecommunication services, at 0.65% and 3.00%, respectively. Other revenue earned by the Company and its subsidiaries, including revenue from resale of goods, under the non-cumulative regime are taxed at 1.65% and 7.60% for PIS and COFINS, respectively, and by ICMS at the rates in force in each State.

Prepaid or recoverable taxes are recorded in current or noncurrent assets according to their estimated realization.

q)	Other assets and liabilities

An asset is recognized in the balance sheets when it is likely that its future economic benefits will flow to the Company and its subsidiaries, and its cost or value can be reliably measured.

A liability is recognized in the balance sheet when the Company and its subsidiaries have a legal or constructive obligation as a result of a past event and it is probable that an outflow of funds will be required to settle it.

Assets and liabilities are classified as current when realization or settlement thereof is probable within the next twelve months. Otherwise, these are stated as noncurrent.

r)	Present value adjustment of assets and liabilities

Current and noncurrent monetary assets and liabilities are adjusted to present value whenever the effects are considered significant on the overall financial information. The present value adjustment is calculated using contractual cash flows and the explicit interest rate, and in certain cases the implicit interest rate, of respective assets and liabilities. As such, the interest rates accrued on revenues, expenses and costs associated with these assets and liabilities are discounted with a view to recognize them on an accrual basis.  Subsequently, interest thereof is reallocated to financial income and expenses in the income statements by using the effective interest rate method in relation to the contractual cash flows.  Implicit interest rates then applied were determined based on assumptions and are considered accounting estimates.

Based on the analysis performed and on its best estimates, the Company concluded that the adjustment to present value of current monetary assets and liabilities is immaterial in relation to the overall financial statements, and thus did not record any adjustment.

The Company and its subsidiaries calculated adjustment to present value according to assets and liabilities item based on the Weighted Average Cost of  Capital (WACC) and Certificate of Deposits Interbank (CDI) rates.

s)	Government Grants

The government grants are recognized when there is reasonable assurance that the benefit will be received and the corresponding conditions were met. When the benefit refers to expense item, it will be recorded in income in equal amounts throughout the expected useful life of the corresponding benefit, on a systematic basis in relation to cost of which the benefit intends to settle. When the benefit refers to assets, it is recognized as deferred income and recorded in income in equal amounts over the expected useful life of the corresponding asset. Should loans or similar assistance be made available by Governments or institutions and related to interest rate lower than the current market rate applicable, the favorable effect thereof is considered additional government subsidy.

The Brazilian tax legislation (Provisional Executive Order (MP) No. 2199-14, of August 24, 2001, subsequently amended by Law No. 11196, of November 21, 2005), enabled legal entities holding enterprises located in areas under the supervision of the Amazon Development Authority (SUDAM) and Northeast Development Authority (SUDENE), whose activity fall under an economy sector considered a priority, under the Executive branch ruling, to claim income tax reduction under the terms thereof.

Through the acquisition of Vivo Part., the Company acquired a tax benefit consisting of a 75% income tax reduction, calculated based on the profit on exploitation of the north region of Minas Gerais and Vale do Jequitinhonha. This benefit will be effective up to 2013.

Vivo also benefits from 75% income tax reduction, calculated based on the profit on exploitation of the states, namely: Acre, Amapá, Amazonas, Maranhão, Mato Grosso, Pará, Rondônia and Roraima. This benefit will be effective up to 2013.

The profit generated by the portion subject to such benefit was excluded from calculation of dividends and may be only used in cases of capital increase or absorption of losses. The cumulative amount of incentive earnings undistributed by Vivo was R$59,257 (R$38,043 in 2011).

In January 2010, BNDES approved a financing line through the Investment Maintenance Program (BNDES PSI). Funds borrowed are used to improve the network capacity through acquisition of domestic equipment previously registered with BNDES (subject to Finame), and released as investments made are evidenced.

As the interest rates applied this financing are lower than those prevailing in the market, this operation qualifies under the scope of IAS 20/CPC 7. Thus, funds were initially recorded at fair value based on market rates. Adjustment arising from the comparison of the amount measured based on the rate agreed upon accounted for deferred revenue (Note 21).

t)	Revenue recognition

Revenues substantially correspond to value of considerations received or receivable arising from the provision of telecommunications services and sale of goods are presented net of taxes, discounts and returns (in case of sale of goods) thereon. Revenues and expenses are stated on the accrual basis of accounting.

Revenue is recognized when it is probable that future economic benefits will flow to the Company and subsidiaries, when it can be reliably measured, costs incurred in the transaction can be measured, the risks and benefits have been substantially transferred to the buyer and when specific criteria are met for every activity of the Company and subsidiaries.

Revenues of the Company and subsidiaries comprise basically the voice portal, data and additional telecommunication services that are offered to customers through fixed-price traffic packs (paid on monthly basis) or based on customers’ consumption, remuneration network usage and sales of goods.

Recognition of revenues from telecommunication services

Revenues from telecommunication services provided are recorded on the accrual basis based on the amounts agreed upon. Local and long-distance calls are billed by the measurement process under the legislation in force. The services billed on fixed monthly amounts are calculated and accounted for on a straight-line basis. Unbilled revenue between the dates of the last billing to the balance sheet date is determined and recognized in the month in which the service is provided.

Revenues related to public phone cards sales are deferred and recognized in profit or loss based on the estimated usage of cards.

Revenues related to pre-paid mobile recharge credits, as well as taxes payable due are deferred and recognized in profit or loss to the extent services are effectively provided.

Revenues from equipment lease contracts classified as finance lease agreement are recognized on installation of equipment upon effective transfer of risk. Revenue is recognized at present value of future minimum payments provided for in contract.

Revenues from services are basically subject to the following indirect taxes: ICMS, PIS, COFINS and ISS.

Recognition of revenue and cost to sell goods

Revenues and cost to sell goods (mobile phones, simcards and accessories) are recorded, when risks and rewards inherent to such goods are transferred to buyer. Sales made in own stores are recognized upon sale to final consumer. Revenues and costs to sell goods, made by dealers are recognized in the profit or loss when the device is activated, limited to 90 days after the date of sale (Note 24).

Customer loyalty program

Vivo has a fidelity points program that enables customers to accumulate points while paying bills regarding the usage of the services offered. The accumulated points may be exchanged for telephone sets or services, conditional upon obtaining a minimum balance of points by customer. The consideration received is allocated to the cost of sets or services at fair value. The fair value of these points is determined by dividing the discount granted by the number of points required for the redemption based on the fidelity program.  The portion of deferred revenue related to the fair value of the accumulated balance of points generated is deferred and recognized as revenue in the statement of income upon redemption of points.

Number of points to be accounted for are determined through statistical techniques that consider assumptions and historical data on expected redemption rates, such as, expiration percentage and cancellation of points. These estimates are subject to variations and uncertainties due to changes in the behavior of customers’ redemptions (Note 21).

Membership fee and promotional campaigns

Participation fees paid for promotional campaigns by customers of the Company or subsidiaries are deferred and recorded in profit or loss throughout the duration of such campaign.

Agreements combining more than one element

Commercial packages offered by the Company that combine different elements are analyzed to determine whether it is necessary to separate the different elements identified, adopting the recognition criteria  that is most adequate to each situation. The total revenue generated by the package sale is distributed among its elements, which were identified at their fair values.

The fair value determination of each element then identified implies the need for complex estimates given the nature of the business.

A possible change in fair values estimates could affect the distribution of revenues between components and consequently the deferred revenues.

u)	Financial income and expenses

These include interest and monetary and exchange variations arising from short-term investments, derivative transactions, loans, financing, debentures, adjustments to present value of transactions that generate monetary assets and liabilities and other financial transactions. These are recognized on the accrual basis when earned or incurred by the Company and subsidiaries.

v)	Post-retirement benefit plans

The Company and subsidiaries individually sponsor pension funds of post-retirement benefits for active and retired employees, in addition to a multiemployer supplementary retirement plan and health care plan to former employees. The contributions are determined on actuarial bases and recorded on the accrual basis. Benefit plans are determined based on actuarial evaluations at the end of each year, in order to ensure that the contributions are sufficient to set up the required reserve for both current and future commitments.

The actuarial liabilities related to defined benefit plans were calculated using the projected unit credit method. Actuarial gains and losses are recognized immediately in equity (in other comprehensive income).

For plans with defined contribution characteristics, the obligation is limited to the contributions due, which are recognized in the profit or loss of the respective years.

The asset or liability related to defined benefit plan to be recognized in financial statements correspond to the present value of the obligation by defined benefit (using a discount rate based on long-term National Treasury Notes “NTNs”), less unvested prior service costs and less fair value of plan assets that will be used to settle the obligations. The plan assets are assets held by a privately-held supplementary pension plan entity. The plan assets are not available to the Company’s creditors and cannot be paid directly to the Company. The fair value is based on information on market prices and, in case of securities quoted, on purchase price disclosed. The value of any defined benefit asset then recognized is limited to the sum of any costs of past services not yet recognized and to the present value of any economic benefits available as a reduction in future plan contribution from employers.

w)	Significant accounting judgment, estimates and assumptions

The preparation of Company and subsidiaries financial statements requires that management make judgment and estimates and adopt assumptions that affect those figures reported as revenues, expenses, assets and liabilities, as well as contingent-liability disclosures, as of the financial statements date.

However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the book value of the asset or liability affected in future periods.

Significant assumptions regarding the uncertainty sources of future estimates and other significant estimate-related sources of uncertainty at the balance sheet date, involving significant risk of future adjustments in assets and liabilities are discussed below.

Impairment of nonfinancial assets

Impairment loss exists when the book value of an asset or cash-generating unit exceeds its recoverable amount, which is the higher of fair value less cost of sales and value in use. The calculation of fair value less cost of sales is based on information available on sales transactions of similar assets or market price less additional costs to dispose of the asset. Calculation of value in use is based on discounted cash flow model.  The recoverable value is sensitive to the discount rate used in discounted cash flow method, as well as to the receipt of estimated future cash flows and the growth rate used for extrapolation purposes.

Post-retirement benefit plan

The cost of defined benefit retirement plans and other post-retirement health care benefits and the present value of retirement obligation are determined based on actuarial valuation methods. Actuarial valuations involve the use of assumptions on discount rates, expected rates of return on assets, future salary increases, death rates and future increases in pension and retirement benefits. The defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed annually.

The mortality rate is based on mortality tables available in Brazil. Future increases in wages and pension and retirement benefits are based on the expected future inflation rates for Brazil.

For more details on the assumptions used, see Note 35.

Fair value of financial instruments

Where the fair value of financial assets and financial liabilities recorded in the balance sheet cannot be derived from active markets, their fair value is determined using valuation techniques including the discounted cash flow model. The data for these methods is based on that prevailing in the market, whenever possible. However, when this is not feasible, a certain level of judgment is required to establish the fair value. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility.  Changes in assumptions about these factors could affect the reported fair value of financial instruments.

Property, Plant and Equipment and intangible assets, including goodwill

The accounting treatment of investment in fixed and intangible assets includes estimating useful life period for depreciation purposes and the fair value at the date of acquisition, particularly for assets acquired in business combinations.

Useful life determination requires estimates regarding the expected technological developments and alternative uses of assets. The hypotheses related to technological aspect and its future development imply a significant level of analysis, considering the difficulties in forecasting time and nature of future technological changes.

Where impairment is identified amounting to tangible and intangible assets, an adjustment of such amount is recorded in the profit or loss for the year. The need to record impairment loss is determined through estimates that include, among others, the analysis of the possible impairment causes and the estimated amount thereof. In this regard, factors such as technological obsolescence, suspension of certain services and other changes are also considered in circumstances that demonstrate the need to record a possible impairment.

The Company and subsidiaries periodically analyze the performance of the defined cash-generating unit in order to identify a possible impairment in goodwill. The determination of the recoverable amount of the cash-generating unit to which the goodwill is allocated also includes the use of assumptions and estimates and requires a significant level of judgment and criterion.

Taxes

There are uncertainties regarding the interpretation of complex tax regulations and the amount and term of future taxable income. The Company and subsidiaries set up provisions based on adequate estimates, for possible audit consequences by tax authorities of the respective jurisdictions in which it operates. The value of these provisions is based on various factors such as past experience with tax audits and different interpretation of tax regulations by the taxpaying entity and the relevant tax authorities. Such differences of interpretation may arise in a wide variety of matters, depending on the conditions prevailing in the respective domicile of the Company and subsidiaries.

The Company and subsidiaries evaluate the recoverability of deferred tax asset based on estimates of future results. This recoverability ultimately depends on the ability of the Company and subsidiaries to generate taxable profits over the period in which the temporary difference is deductible. The analysis is considered the reversal period of deferred tax liabilities, as well as estimates of taxable profits, based on updated internal projections reflecting the latest trends.

Determining the proper classification of the tax items depends on several factors, including an estimate of the period and the realization of the deferred tax asset and the expected date of payments of these taxes. The actual flow of receipt and shipment of income tax could differ from estimates made by the Company and subsidiaries, as a result of changes in tax laws or of unexpected future transactions that may impact tax balances.

Provisions for tax, labor, civil and regulatory proceedings

Provisions are recognized when the Company and subsidiaries have a present obligation arising from a past event, of which settlement requires an outflow of resources rated as probable and may be reliably estimated. This obligation can be explicit or implicit, derived from, among other factors, regulations, contracts, customary practices or public commitments that expose third parties to a valid expectation that the Company and subsidiaries will assume certain responsibility. The determination of the provision is based on the best estimate of the reimbursement required to settle the corresponding obligation, considering the information available on the closing date, including the opinion of independent experts, such as legal counsel.

x)	Functional and reporting currency

Company’s functional and reporting currency is the Brazilian real. Transactions in foreign currency were translated at the currency exchange rate in force on the date the transaction. Assets and liabilities stated in foreign exchange were translated at the currency exchange rate in force at the balance sheet date. The exchange rate changes arising from transactions in foreign currencies are recognized in profit or loss as financial income or expenses.

y)	Transactions denominated in foreign currency

The monetary assets and liabilities denominated in foreign currencies are translated to the functional currency (real) at the exchange rate in force on the transaction date and subsequently converted based on exchange rate effective on the reporting date which, at December 31, 2012, totaled: US$1.00 = R$2.0435, €1.00 = R$2.693946,  at December 31, 2011, totaled: US$1.00 = R$1.8758, €1.00 = R$2.427098 and at December 31, 2010, totaled: US$1.00 = R$1.6662, €1.00 = R$2.2264. Gains and losses resulting from the restatement of these assets and liabilities between the foreign exchange rate prevailing at the transaction and reporting dates are recognized in profit or loss.

z)	Employee profit sharing

The Company and subsidiaries have obligations arising from employment contracts, recognizing these provisions during the year. Provisions are recorded to recognize the expense regarding employee profit sharing. These provisions are calculated on the basis of qualitative and quantitative goals set by the management and accounted for in specific accounts according to function in groups of Cost of services, Selling expenses and General and administrative expenses.

aa)	Transactions involving payment in shares

The Company measures the cost of transactions settled with shares issued by the Parent company, Telefónica S.A., on behalf of managing officers and employees based on the fair value of the equity instruments on granting date, using the binomial valuation model. This fair value is recorded as a debit in profit or loss over the period until the acquisition, with the recognition of the corresponding liability.

bb)	Treasury shares

Own equity instruments which are reacquired (Treasury shares) are recognized at cost and deducted from shareholders ‘ equity. No gains or losses are recognized in profit or loss on purchase, sale, issue or cancellation of the Company’s own equity instruments.

cc)	Noncontrolling interests

The noncontrolling interest represents the portion of profit or loss and equity of subsidiaries not owned by the Company, thus being disclosed in the consolidated balance sheet under equity.

dd)	Information on operating segments

Operating segments are defined as components of a venture for which separate financial information is made available and evaluated on a regular basis by the Company’s main decision maker of operations involving the allocation of funds to an individual segment and segment performance assessment. Considering the following: (i) all officers and managers’ decisions are based on consolidated reports (ii) the Company’s mission is to provide its customers with quality telecommunications services; and (iii) all decisions related to strategic planning, finance, shopping, short- and long-term investments are made on consolidated basis, thus the conclusion of managements that the Company and subsidiaries operate in a single operating segment of telecommunications services’ provision.

ee)	Cash flow statement and statement of value added

The Statement of Cash Flows was prepared according to the CPC 03/IAS 7 - Statement of Cash Flows and reflects the cash flow transactions disclosed by applying the indirect method in the current and prior periods.

The statement of value added (SVA) is disclosed as supplementary information in accordance with Brazilian Corporation Law and was prepared under the CPC09 – statement of value added. The objective is to evidence the wealth generated by the Company during the year and disclose its distribution among different agents (stakeholders).

4.	Acquisition of Vivo Participações S.A. (Vivo Part.)

As mentioned in Note 2.2, on April 27, 2011, shareholders’ meetings at the Company and Vivo Part. approved the acquisition  of 100% of shares in the latter by the Company with each share in Vivo Part. substituted by 1.55 Company shares. This transaction was recorded under the acquisition method.

The Company adopted as fair value of the shares acquired based on the economic value reported by a specialized company contracted by Management, since both companies were under common control whose value per share approximates the amount paid by SP Telecomunicações Participações Ltda. on Public Offering (IPO) of March 2011. As a consequence a percentage of 2.65% of Vivo Part’s capital was acquired, previously held by minority stakeholders.

The fair values of identifiable assets acquired and liabilities assumed from Vivo Part. were measured and recognized at the acquisition date.

These values were determined through various valuation methods depending on the type of asset and / or liability considered, as well as the best available information and with the support of expert advice.

The methods and hypothesis used to determine these fair values were as follows:

Licenses

Fair value was established through the Multi-period Excess Earnings Method (MEEM) which is based on a calculation of discounted cash flows from economic benefits attributable to licenses, net of elimination of charges related to contributory assets in the generation of cash flows and excluding cash flows attributable to the customer base.

This method is based in the assumption that intangible assets rarely generate profit in themselves. Accordingly, cash flows attributable to licenses are those that remain after the return of all the contributory assets required to generate estimated cash flows. The fair value allocated to licenses on the acquisition date was R$12,876,000, which is being amortized over a 27.75 year term.

Customer portfolio

The customer portfolio was also assessed by the MEEM method, which is based on the discounted cash flow calculation of future economic benefits attributable to the customer base, net of eliminations of obligations for contributions involving its generation. To estimate the remaining useful life of the customer base an analysis of the average duration of relations with each customer using to cancellation rate method was performed.

The objective of this analysis is to estimate a subsistence curve that projects future turnover profiles associated with the current customer base.  The so-called “Iowa Curves” were considered as an approximation of customer survivor rates. The fair value allocated to the customer portfolio on the acquisition date was R$2,042,000, which is being amortized over an average term of 8.5 years.

Brand

The fair value of the “Vivo” brand was calculated according to the relief-from-royalty method. In accordance with this method, the asset value is determined capitalizing the royalties that are saved due to the fact the entity holds the intellectual property. In other words, the owner of the brand makes profit as it holds an intangible asset instead of paying royalties for use of such. The saving in royalties was determined applying the market royalty rate (expressed as a percentage of revenue) to future revenue projected to be obtained from the sale of products or services associated with that intangible asset. A market royalty rate is usually expressed as a percentage of net revenue that an interested owner would charge an interested user for the use of an asset it owns in a free transaction between knowing parties. The fair value allocated to the brand on the acquisition date was R$1,642,000, which is being amortized under a 19.5 year term.

The following are the fair value, goodwill and cost of participation at the acquisition date of the identifiable assets acquired and liabilities assumed of Vivo Part. at the acquisition date:

Information (in thousands of R$)	Fair Value
Current assets	7,244,124
Noncurrent assets	28,134,683
Deferred tax assets, net(b)	417,883
Other noncurrent assets	2,385,177
Property, plant and equipment	6,198,358
Intangible assets (a)	19,133,265

Current liabilities	(7,964,209)
Noncurrent liabilities	(5,352,456)
Other noncurrent liabilities (c)	(5,352,456)

Net assets	22,062,142
Equity expenses	1,222,630
Goodwill on operation	9,160,488

(a)
Includes the fair value allocated to licenses (R$12,876,000), to brand (R$1,642,000) and customer portfolio (R$2,042,000). The Company did not consider the customer portfolio or brand as tax deductible.

(b)	Includes the recognition of deferred income taxes on (a) and (c).
(c)	Includes the allocation of fair value to contingent liabilities R$283,000.

The fair value of accounts receivable for goods sold and services rendered is the total amount of R$2,809,561. The gross amount is R$3,027,732. In regards of the gross amount of receivables from goods and services sold, it was considered a provision amounting to R$218,171, in order to recognized the net expected recoverable amount estimated by the Company.

In accordance with IFRS 3(R) – Business Combinations, the acquiring party should recognize on the acquisition date contingent liabilities assumed in a business combination even when it is not probable that the settlement of such will require an outflow of funds given that such a current obligation stems from past events and that its fair value cannot be measured with certainty. In meeting the requirements relating to contingent liabilities stemming from this acquisition a provision for fair value of  R$283,000 was set up which was established based on estimated cash outflows for settlement on the acquisition date.

The costs incurred in the transaction were recognized in the income statement under other operating expenses.

From the acquisition date until December 31, 2011, Vivo Part. and Vivo’s contributions to the combined operating net revenue and combined net income were R$16,125,386 and R$2,615,068 respectively. Additionally, if the acquisition had occurred at the beginning of 2011, combined net revenue and net income would have been R$33,171,549 and R$5,072,405 respectively.

5.	Cash and cash equivalents

	2012	2011

Cash and banks	94,454	77,404
Short-term investments	7,101,625	2,862,938

Total	7,196,079	2,940,342

Short-term investments basically correspond to Bank Deposit Certificates (CDB), which are pegged to the Interbank Deposit Certificate (CDI) rate variation, are highly liquid and are kept with first-tier financial institutions.

6.	Trade accounts receivable, net

	2012	2011
Billed amounts	4,033,333	3,673,097
Unbilled amounts	1,675,091	1,677,708
Interconnection amounts	977,644	896,639
Gross accounts receivable	6,686,068	6,247,444
Provision for impairment	(1,079,254)	(1,056,729)
Total	5,606,814	5,190,715

Current	5,513,436	5,105,860
Non-current	93,378	84,855

The aging list of trade accounts receivable, net of the provision for impairment, is as follows:

	2012	2011
Falling due	4,299,125	4,103,377
Overdue from 1 to 30 days	718,838	631,923
Overdue from 31 to 60 days	218,930	204,775
Overdue from 61 to 90 days	188,835	115,125
Overdue from 91 to 120 days	60,648	49,815
Overdue for more than 120 days	120,438	85,700
Total	5,606,814	5,190,715

No customer represented more than 10% of net trade accounts receivable at December 31, 2012 and 2011.

Changes in the provision for impairment are as follows:

	2012	2011

Opening balance	(1,056,729)	(765,633)
Additions (Note 26)	(654,273)	(506,581)
Business combination	-	(218,171)
Consolidation of TVA	-	(3,659)
Write-offs	631,748	437,315

Ending balance	(1,079,254)	(1,056,729)

The subsidiary, A.Telecom, has a product called “Soluciona TI” which is the leasing of IT equipment to the small and medium-sized companies, receiving fixed installments over the lease agreement effective term. Considering the contractual terms, amounts related to this product were classified at December 31, 2012 and 2011 as “Finance Lease”.

Consolidated trade accounts receivable at December 31, 2012 and 2011 includes the following effects:

	2012	2011
Present value of minimum payments receivable	294,245	261,933
Unrealized financial income	7,757	8,941
Gross investment in leases receivable	302,002	270,874
Provision for impairment	(86,648)	(69,375)
Total receivables, net	215,354	201,499

Current	121,976	116,644
Noncurrent	93,378	84,855

Aging list of finance leases at December 31, 2012 is as follows:

Year	Gross Investment	Present Value
Falling due up to one year	200,867	200,867
Falling due up to five years	101,135	93,378
Total	302,002	294,245

There are no unguaranteed residual values resulting in benefits to the lessor or contingent payments recognized as revenue for the period.

7.	Inventories

	2012	2011

Consumer materials	59,417	94,547
Materials for resale (*)	380,163	435,032
Other inventory items	4,005	6,468
Total gross	443,585	536,047
Allowance for reduction to net recoverable value and obsolescence	(55,776)	(64,326)
Total current	387,809	471,721

(*)                Includes, among others, mobile telephones, IT equipment and simcard (chip) in the inventory.

Below, we present the changes in the allowance for reduction to net recoverable value and obsolescence:

	2012	2011
Opening balance	(64,326)	(99,696)
Additions	(35,972)	(37,462)
Write-offs	44,522	95,149
Business combination	-	(18,852)
Consolidation of TVA	-	(3,465)
Ending balance	(55,776)	(64,326)

The costs of goods sold, including the amount of the allowance for reduction to the net recoverable value and obsolescence, are shown in note 25.

8.	Deferred and recoverable taxes

8.1	Recoverable taxes

	2012	2011
Withholding taxes	141,620	152,919
Recoverable income tax and social contribution	528,111	1,143,988
ICMS (state VAT) (a)	1,631,088	1,665,896
ICMS (state VAT) Agreement No.39/CAT Administrative Ruling 06 (b)	288,520	307,832
PIS and COFINS	148,092	210,950
Other	53,957	28,440
Total	2,791,388	3,510,025
Current	2,052,423	2,495,066
Non-current	738,965	1,014,959

(a)	Refers to credits arising from additions to property, plant and equipment, subject to offsetting in 48 months.
(b)	Refers to the request for reimbursement of VAT paid for invoices that were later canceled.

8.2	Deferred taxes

The Company and its subsidiaries calculate deferred income and social contribution tax assets considering the existence of taxable profit for the past five financial years and expected future taxable profit generation, which were based on a technical feasibility study approved by the Board of Directors.

The main deferred income and social contribution tax components are stated as follows:

	2012	2011
Deferred Assets
Tax loss carry-forwards – Income tax and social contribution (a)	21,290	348,576
Merged tax credit (b)	9,461	46,962
Provisions for tax, labor and civil claims	1,104,065	950,988
Post-retirement benefit plans	133,371	104,856
Allowance for doubtful accounts	169,434	178,433
Provision for demobilization, losses and disposal of assets	210,107	137,829
Employee Profit sharing	62,218	82,564
Accelerated depreciation	421,768	433,512
Allowance for reduction of inventory to recoverable value	13,951	17,542
Provision for loyalty program	28,168	23,399
Derivatives	42,922	69,387
Trade accounts payable and other provisions	290,199	354,916
Income tax and social contribution on other temporary differences	136,170	110,664
	2,643,124	2,859,628
Deferred liabilities
Merged tax credits (b)	(269,514)	(207,668)
Technological innovation Law	(416,700)	(333,156)
Foreign Exchange variation	(3,383)	(14,742)
Customer portfolio	(546,383)	(630,896)
Trademarks and patents	(508,178)	(536,808)
Licenses	(399,878)	(79,976)
Effect of goodwill generated upon Vivo Part. merger	(344,927)	(258,695)
Effect of goodwill generated on the acquisition of Vivo Part.	(266,870)	(53,374)
Income tax and Social contribution on other temporary differences	(74,344)	(104,389)
	(2,830,177)	(2,219,704)
Total non-current asset (liability), net	(187,053)	639,924

Deferred taxes were set up on the assumption of future realization as follows:

a)
Income and social contribution tax losses: represent the amount recorded by the Company (2012) and its subsidiaries (2011), which, according to tax legislation in Brazil can be offset by up to 30% of the tax bases computed for the following years with no expiration date. The subsidiaries, TData and TSTV, did not record the potential deferred income and social contribution tax credits which would be generated for the use of income and social contribution tax losses amounting to R$301,081 at December 31, 2012 (R$241,361 at December 31, 2011), considering uncertainties, at this moment, as to the ability of these subsidiaries to generate future taxable profits sufficient to ensure realization of these deferred taxes.

Tax credits of the Company and its subsidiaries arising from income and social contribution tax losses at December 31, 2012 and 2011 recognized and not recognized are as follows:

	Income Tax	Social Contribution	Total

Tax-loss carry-forward and negative basis at 12/31/2012	930,409	997,434	1,927,843
Tax credit (25% + 9%)	232,602	89,769	322,371
Recognized tax credit	12,066	9,224	21,290
Unrecognized tax credit	220,536	80,545	301,081

	Income Tax	Social Contribution	Total

Tax-loss carry-forward and negative basis at 12/31/2011	1,745,928	1,705,050	3,450,978
Tax credit (25% + 9%)	436,482	153,455	589,937
Recognized tax credit	259,011	89,565	348,576
Unrecognized tax credit	177,471	63,890	241,361

b)	Merged tax credit: Represented by tax benefits arising from corporate restructuring of goodwill for expected future profitability, whose tax use follows the limit set forth in tax legislation.

c)
Income and social contribution on temporary differences: realized upon payment of the provisions, the actual loss for reduction in recoverable value of accounts receivable or the realization of inventories, as well as the reversal of other provisions.

Changes in deferred income and social contribution tax assets and liabilities are as follows:

Deferred Tax Assets	December 31, 2011	Additions	Write-offs/ realization	December 31, 2012

Tax losses	348,576	154,657	(481,943)	21,290
Other deferred assets	2,511,052	376,070	(265,288)	(2,621,834)
Total	2,859,628	530,727	(747,231)	2,643,124

Deferred Tax Assets	December 31, 2010	Additions	Write-offs/ realization	Business Combination	December 31, 2011

Tax losses	2,325	-	(393,067)	739,318	348,576
Other deferred assets	1,011,687	252,826	(108,222)	1,354,761	2,511,052
Total	1,014,012	252,826	(501,289)	2,094,079	2,859,628

Deferred Tax Liabilities	December 31, 2011	Additions	Write-offs	Business Combination	December 31, 2012

Deferred liabilities	(2,219,704)	(755,397)	144,924	-	(2,830,177)
Total	(2,219,704)	(755,397)	144,924	-	(2,830,177)

Deferred Tax Liabilities	December 31, 2010	Additions	Write-offs	Business Combination	December 31, 2011

Deferred liabilities	(510,333)	(274,332)	176,794	(1,611,833)	(2,219,704)
Total	(510,333)	(274,332)	176,794	(1,611,833)	(2,219,704)

At December 31, 2012, the Company projects deferred tax (liabilities) assets to be realized as follows:

Year
2013	810,532
2014	264,867
2015	142,010
2016	(17,122)
2017	(19,784)
From 2018	(1,367,556)
Total	(187,053)

These recoverable amounts are based on projections that may suffer changes in the future.

9.	Escrow deposits and Frozen assets

The Company and its subsidiaries have escrow deposits and frozen assets related to civil, labor and tax claims, as follows:

a)	Breakdown

	2012	2011
Labor	933,866	789,705
Tax	2,182,719	1,938,470
Civil	866,668	715,285
	3,983,253	3,443,460
Frozen assets (*)	52,846	47,651
Total	4,036,099	3,491,111
Current	126,625	116,421
Non-current	3,909,474	3,374,690

(*) At December 31, 2011, the amount of R$25,554 consolidated, was reclassified under “Investments in guarantee”.

b)	Changes

	Nature
	Labor	Tax	Civil	Freeze of assets by court order	Total
Balances at December 31, 2010	555,322	546,387	528,887	45,070	1,675,666
Inflows	139,123	92,412	141,146	83,222	455,903
Write-offs/reversals	(42,796)	(5,605)	(76,361)	(99,991)	(224,753)
Business combination	54,939	1,146,771	77,336	58,113	1,337,159
TVA consolidation	2,488	24,128	6,542	1,743	34,901
Monetary restatement	39,847	133,211	39,177	-	212,235
Transfers	40,782	1,166	(1,442)	(40,506)	-
Balances at December 31, 2011	789,705	1,938,470	715,285	47,651	3,491,111
Inflows	193,650	131,495	205,779	55,659	586,583
Write-offs/reversals	(93,583)	(17,681)	(77,468)	(71,268)	(260,000)
Monetary restatement	42,714	134,776	40,915	-	218,405
Transfers	1,380	(4,341)	(17,843)	20,804	-
Balances at December 31, 2012	933,866	2,182,719	866,668	52,846	4,036,099
Current	37,113	15,939	47,502	26,071	126,625
Noncurrent	896,753	2,166,780	819,166	26,775	3,909,474

At December 31, 2012, the Company and its subsidiaries had several tax-related escrow deposits, amounting to R$2,182,719 (R$1,938,470 at December 31, 2011) consolidated. In Note 20, we present further details on the matters giving rise to these deposits.

A brief description of the main consolidated tax-related escrow deposits is as follows:

•	Social contribution tax on gross revenue for social integration Program (PIS) and social contribution tax on gross revenue for social security financing (COFINS)

Vivo is party to legal claims involving (i) a claim arising from tax credits resulting from overpayments not recognized by tax authorities; (ii) tax debt arising from underpayment due to differences in ancillary statements (Federal Tax Debt and Credit Return – DCTF); and (iii) disputes referring to changes in rates and increase in tax bases introduced by Law No. 9718/98.

At December 31, 2012, consolidated escrow deposits amounted to R$62,924 (R$68,532 at December 31, 2011).

•	Social Contribution Tax for Intervention in the Economic Order (CIDE)

The Company and its subsidiaries are involved in legal and administrative disputes for the exemption of CIDE levied on offshore remittances of funds arising from agreements for the transfer of technology, brand and software licensing etc.

At December 31, 2012, escrow deposits amounted to R$136,211 (R$123,228 at December 31, 2011) consolidated.

•	Telecommunications Inspection Fund (FISTEL)

ANATEL collects the Installation Inspection Fee (TFI) on extension of licenses granted and on radio base stations, mobile stations and radio links.

Such collection results from the ANATEL’s understanding that said extension would be a triggering event of TFI and that mobile stations, even if owned by third parties, are also subject to TFI. As the Company and its subsidiaries understand such collection is not applicable, they have challenged the matter in court.

At December 31, 2012, consolidated and individual escrow deposits amounted to R$818,502 (R$767,530 at December 31, 2011).

•	Withholding income tax (IRRF)

The Company and its subsidiaries were involved in disputes related to: (i) exemption of IRRF payment on offshore remittances for out-coming traffic (land-line operators); (ii) exemption of IRRF payment on interest on shareholder’s equity recognized (mobile operators); (iii) IRRF levied on rent and royalties, salaries and fixed-income short-term investments.

At December 31, 2012, escrow deposits amounted to R$58,367 (R$61,469 at December 31, 2011) consolidated.

•	Corporate income tax (IRPJ)

The Company and its subsidiaries were involved in disputes related to: (a) debts stemming from offsetting of IRPJ overpayments not recognized by the Brazilian IRS; and (b) requirement of IRPJ estimates and lack of payment – debts in the integrated system of economic and tax information (SIEF).

At December 31, 2012, escrow deposits amounted to R$25,422 (R$23,866 at December 31, 2011) consolidated.

•	Contribution to Empresa Brasil de Comunicação (EBC)

Sinditelebrasil (The Telephony and Mobile and Personal Services Union) filed an injunction challenging the Contribution to Foster Public Radio Broadcasting payable to EBC, established by Law No. 11652/2008. The Company and its subsidiaries, as union members made escrow deposits referring to that contribution.

At December 31, 2012, escrow deposits amounted to R$370,026 (R$254,328 at December 31, 2011) consolidated.

•	Social Security, Work Accident Insurance (SAT) and Funds to Third Parties (INSS)

The Company filed an injunction in order to nullify the entry stemming from collection of (i) SAT and third party funds on payment of “Damages for Suspension of Benefits” due to the suspension of collective bargaining agreements of 1996/1997 and 1998/1999, (ii) and differential rate of SAT (1% to 3% of insurance accident).

At December 31, 2012, consolidated and individual escrow deposits amounted to R$91,915 (R$88,532 at December 31, 2011).

•	Unemployment Compensation Fund (FGTS)

The Company filed an injunction in order to represent its right not to pay surtax of 0.5% and 10% for FGTS introduced by Supplementary Law No. 110/2001 levied on deposits made by employers (the proceedings did not result in any reduction of FGTS deposits made by the Company on behalf of its employees).

At December 31, 2012, consolidated and individual escrow deposits amounted to R$66,386 (R$62,154 at December 31, 2011).

•	Tax on Net Income (ILL)

The Company filed an injunction in order to represent its right to offset amounts unduly paid for ILL purposes against future IRPJ payments.

At December 31, 2012, consolidated and individual escrow deposits amounted to R$49,355 (R$46,770 at December 31, 2011).

•	Universal Telecommunication Services Fund (FUST)

The Company and its subsidiaries filed an injunction in order to represent their right: (a) not to include expenses with interconnection (ITX) and Industrial Use of Dedicated Line (EILD) in FUST tax base for landline phone carriers and (b) not to include revenues from ITX and EILD in  FUST tax base for mobile phone carriers, according to Abridgment No. 7, of December 15, 2005, as it does not comply with the provisions contained in sole paragraph of article 6 of Law No. 9998, of August 17, 2000.

At December 31, 2012, escrow deposits amounted to R$341.403 (R$299,545 at December 31, 2011) consolidated.

•	Provisional Contribution Tax on Financial Transactions (CPMF)

Due to the merger of PTelecom Brasil S.A. into Vivo Part., (later merged into the Company), the escrow deposit balance related to the injunction filed by PTelecom Brasil S.A. was absorbed, so as to reject the requirement for CPMF on pro forma and simultaneous foreign exchange agreements, as required by the Central Bank of Brazil to translate foreign loans into investment.

At December 31, 2012, the Company and consolidated balance of escrow deposits amounted to R$20,899 (R$20,220 at December 31, 2011).

•	State Value-Added Tax (ICMS)

The Company and its subsidiaries were involved in disputes related to: unpaid ICMS; (ii) non levy of  ICMS on non-sanctioned communication; (iii) demand for late payment penalty, on the spot fine; (iv) ICMS supposedly levied on access, adherence, approval, availability and use of services as well as those relating to supplementary services and additional facilities; (v) credit rights from acquisition of assets intended for property, plant and equipment and electric energy (vi) activation cards for pre-paid services.

At December 31, 2012, escrow deposits amounted to R$34,235 (R$29,974 at December 31, 2011) consolidated.

•	Other taxes, charges and contributions

The Company and its subsidiaries were involved in disputes related to:

 (i) Service Tax (ISS) on non-core services; (ii) Municipal Real Estate Tax (IPTU) not subject to exemption; (iii) municipal inspection, operation and publicity charges; (iv) different SAT rate (1% to 3% - Work Accident Insurance); (v) land use fee; (vi) social security contributions related to supposed failure to withhold 11% on several invoices, bills and receipts or service providers engaged for workforce assignment; (vii) Public Price for Numbering Resource Management (PPNUM) by ANATEL.

At December 31, 2012, escrow deposits amounted to R$107,074 (R$92.322 at December 31, 2011) consolidated.

10.	Prepaid expenses

	2012	2011

Advertising and publicity	173,688	171,566
Rents	31,207	24,126
Insurance	10,705	10,289
Software maintenance	7,872	14,503
Financial charges	3,247	3,426
Taxes, charges and contributions	1,654	974
Other assets	19,964	30,172
Total current	248,337	255,056
Advertising and publicity	130	835
Rents	20,000	19,618
Insurance	3,545	1,695
Financial charges	3,905	5,317
Other assets	3,816	4,673
Total non-current	31,396	32,138

11.	Other assets

	2012	2011

Advances to employees and suppliers	97,152	73,646
Related parties receivables	38,033	40,285
Subsidy on handset sales	53,756	53,408
Suppliers receivables (a)	479,283	217,255
Other assets	37,900	39,218
Total current	706,124	423,812
Receivables from Barramar S.A. (b)	47,797	52,248
Amounts linked to National Treasury	-	13,819
Pension plan surplus	48,048	31,210
Related party receivables	20,118	20,214
Other assets	24,142	30,802
Total non-current	140,105	148,293

(a)	Amounts consolidated at December 31, 2012 include R$362,774 related to the disposal of non-strategic transmission towers, property of Vivo, with guaranteed payment made by the owner.
(b)	Refers to receivables from Barramar S.A., recorded in Company AIX de Participações, net of allowance for losses.

12.	Investments

	2011	Other Comprehensive Income	Write-off of residual value	2012

Other investments (*) (a)	37,835	(5,568)	(8,584)	23,683
Zon Multimédia – direct interest (c)	6,737	(33)	(6,704)	-
Zon Multimédia – indirect interest (c)	2,380	(500)	(1,880)	-
Other investments	28,718	(5,035)	-	23,683
Total consolidated investments	37,835	(5,568)	(8,584)	23,683

(a)	Other investments are measured at fair value.
(b)	Consolidated from January 1, 2011 as mentioned in Note 2.2.
(c)	On May 8, 2012 the Company sold its equity interest in ZON (Note 2.2)

	2010	Additions	Result of Equity Method	Other Comprehensive Income	Consolidation of TVA	2011

Investments in subsidiaries	57,990	3,920	1,992	-	(63,902)	-
GTR Participações e Empreendimentos S.A. (b)	2,055	-	18	-	(2,073)	-
Lemontree Participações S.A. (b)	17,047	3,920	(1,286)	-	(19,681)	-
Comercial Cabo TV São Paulo S.A. (b)	32,392	-	3,125	-	(35,517)	-
TVA Sul Paraná S.A. (b)	6,496	-	135	-	(6,631)	-

Other investments (*) (a)	42,847	-	-	(5,012)	-	37,835
Zon Multimédia – direct interest	9,036	-	-	(2,299)	-	6,737
Zon Multimédia – indirect interest	3,190	-	-	(810)	-	2,380
Other investments	30,621	-	-	(1,903)	-	28,718
Total consolidated investments	100,837	3,920	1,992	(5,012)	(63,902)	37,835

(*)      Other investments are measured at fair value.

Proportionally consolidated subsidiaries

The Company holds 50% equity interest in companies Aliança Atlântica Holding B.V., Companhia AIX de Participações and Companhia ACT de Participações, which are proportionally consolidated. The nature of this operation is detailed in Note 1.c.

The proportion corresponding to the Company of the assets, liabilities, revenues and expenses of the proportionally consolidated companies for the years ended December 31, 2012, December 31, 2011 and December 31, 2010, is as follows:

	2012			2011
	Cia ACT	Cia AIX	Aliança Atlântica	Cia ACT	Cia AIX	Aliança Atlântica

Current assets	5	6,707	58,161	4	3,501	49,655
Noncurrent assets	-	60,012	-	-	65,461	2,378
Current liabilities	-	1,640	1,151	1	2,338	10
Noncurrent liabilities	-	2,896	-	-	1,849	-
Shareholders’ Equity	5	62,183	57,010	3	64,775	52,023

	2012			2011			2010
	Cia ACT	Cia AIX	Aliança Atlântica	Cia ACT	Cia AIX	Aliança Atlântica	Cia ACT	Cia AIX	Aliança Atlântica
Revenues	35	25,353	2,920	25	27,491	1,139	27	31,254	13,200
Expenses	(33)	(25,628)	(2,059)	(28)	(24,240)	(82)	(24)	(21,985)	(99)
Net income for the year	2	(275)	861	(3)	3,251	1,057	3	9,269	13,101

13.	Property, plant and equipment, net

13.a) Breakdown

At December 31, 2012:

2012	Cost	Accumulated depreciation	Net book value

Switching equipment	15,533,267	(13,282,873)	2,250,394
Transmission means and equipment	30,747,089	(23,674,159)	7,072,930
Terminal equipment and modems	9,887,957	(8,319,054)	1,568,903
Infrastructure	13,303,406	(9,041,716)	4,261,690
TV materials and equipment	1,054,592	(861,018)	193,574
Other	3,669,465	(2,863,451)	806,014

Valuation allowance	(19,073)	-	(19,073)

Fixed assets in progress	1,476,419	-	1,476,419
Total	75,653,122	(58,042,271)	17,610,851

At December 31, 2011:

2011	Cost	Accumulated depreciation	Net book value

Switching equipment	15,084,380	(13,133,295)	1,951,085
Transmission means and equipment	30,051,932	(23,289,097)	6,762,835
Terminal equipment and modems	8,830,900	(7,283,847)	1,547,053
Infrastructure	13,124,946	(8,504,974)	4,619,972
TV materials and equipment	907,865	(728,696)	179,169
Other	3,546,825	(2,758,443)	788,382

Valuation allowance	(23,435)	-	(23,435)

Fixed assets in progress	1,328,859	-	1,328,859
Total	72,852,272	(55,698,352)	17,153,920

13.b) Changes

	Net book value as of 12/31/2011	Additions	Write-offs, net (a)	Transfers, net (c)	Business combination	Net book value as of 12/31/2012
Switching equipment	1,951,085	59,238	(14,103)	706,758	(452,584)	2,250,394
Transmission equipment	6,762,835	396,498	27,960	995,829	(1,110,192)	7,072,930
Terminal equipment and modems	1,547,053	1,084,260	(4,261)	(14,488)	(1,043,661)	1,568,903
Infrastructure (a)	4,619,972	42,599	(180,142)	474,162	(694,901)	4,261,690
TV equipment and materials	179,169	121,817	(8)	21,789	(129,193)	193,574
Other	788,382	216,483	(3,177)	50,040	(245,714)	806,014
Provision for losses (b)	(23,435)	(1,965)	6,327	-	-	(19,073)
Property, plant and equipment in progress	1,328,859	2,419,269	(15,184)	(2,256,525)	-	1,476,419
Total	17,153,920	4,338,199	(182,588)	(22,435)	3,676,245)	17,610,851

	Net book value as of 12/31/2010	Additions	Write-offs, net	Transfers, net	Depreciation (d)	Business combination	TVA merger	Net book value as of 12/31/2011
Switching equipment	1,234,081	60,166	(5,087)	390,972	(346,804)	617,757	-	1,951,085
Transmission equipment	3,709,166	377,411	(49,123)	1,106,119	(847,229)	2,441,209	25,282	6,762,835
Terminal equipment and modems	1,274,037	991,417	(4,819)	1,081	(1,002,764)	258,714	29,387	1,547,053
Infrastructure	2,811,505	228,124	(61,059)	492,876	(703,375)	1,851,056	845	4,619,972
TV equipment and materials	187,343	125,865	-	(53,488)	(109,607)	-	29,056	179,169
Other	218,469	160,948	(4,879)	48,747	(193,108)	556,973	1,232	788,382
Provision for losses (b)	(41,373)	-	8,985	8,953	-	-	-	(23,435)
Property, plant and equipment in progress	807,469	2,068,327	(12,609)	(2,009,147)	-	472,649	2,170	1,328,859
Total	10,200,697	4,012,258	(128,591)	(13,887)	(3,202,887)	6,198,358	87,972	17,153,920

(a)	Net write-off balances include the amount of R$138,812 for disposal of non-strategic towers and rooftops owned by Vivo.
(b)	The Company and its subsidiaries recognized a provision for potential obsolescence of materials used in PP&E maintenance, based on levels of historical use and expected future use.
(c)
Remaining balances in transfers presented in the table above of R$18,774 refer to residual values of tower and rooftops pending transfer of ownership and risk when sold, which will be recognized as net write-off upon recognition of the corresponding revenues.

(d)	The addition from depreciation costs and expenses are stated under “Depreciation and amortization” under Notes 25, 26 and 27, pending transfer of title.

13.c) Depreciation rates

For years ended December 31, 2012 and 2011, PP&E items were depreciated under the straight line method at the following annual rates:

Switching equipment	10 to 33.33
Transmission means and equipment	5 to 14.29
Terminal equipment and modems	10 to 66.67
Infrastructure	4 to 66.67
TV material and equipment	8 to 20
Other PP&E	10 to 20

13.d) Property, plant and equipment as collateral

On December 31, 2012, the Company and its subsidiaries had fixed assets pledged as collateral in legal proceedings consolidated amount of R$235,847 (R$70,317 at 31 December 2011).

13.e) Capitalization of borrowing costs

On December 31, 2012 and 2011, the Company and subsidiaries did not capitalize borrowing costs due to non-qualifying assets.

14.	Intangible assets, net

14.a) Breakdown

	2012	2011
Goodwill	10,225,280	10,225,280
Other intangibles assets	19,784,009	19,828,404
Total	30,009,289	30,053,684

The movements in goodwill as of December 31, 2012 and 2011 is as follows:

Goodwill	2010	Business Combination	2011	2012

Ajato Telecomunicações Ltda.	149	-	149	149
Goodwill Spanish and Figueira (merged in TDBH) (a)	212,058	-	212,058	212,058
Santo Genovese Participações Ltda. (b)	71,892	-	71,892	71,892
Telefônica Televisão Participações S.A. (c)	780,693	-	780,693	780,693
Vivo Participações S.A. (d)	-	7,169,577	7,169,577	7,169,577
Telemig Celular S.A. (e)	-	133,896	133,896	133,896
Telemig Celular Participações S.A. (e)	-	1,485,172	1,485,172	1,485,172
Global Telecom S.A. (e)	-	204,762	204,762	204,762
Tele Centro Oeste Celular Participações S. A. (e)	-	150,930	150,930	150,930
Ceterp Celular S. A. (e)	-	16,151	16,151	16,151
Total	1,064,792	9,160,488	10,225,280	10,225,280

(a)	Goodwill from partial spin-off of the company Figueira, which was reversed to the Company upon merger with Telefônica Data Brasil Holding S.A in 2006.
(b)	Goodwill generated upon acquisition of equity control over Santo Genovese Participações Ltda occurred in 2004.
(c)	Goodwill generated upon acquisition of TTP (formerly Navytree) merged in 2008. This is grounded on a future profitability study.
(d)	Goodwill generated upon acquisition of Vivo Part. in April 2011.
(e)	Goodwill arising from Vivo Part., reversed to the Company upon merger in 2011.

The balance of other intangible assets was composed on December 31, 2012 and 2011, as follows:

At December 31, 2012:

	Cost	Accumulated Depreciation	Net book value

Software	9,516,578	(7,625,745)	1,890,833
Customer Portfolio	2,114,561	(507,552)	1,607,009
Trademarks and patents	1,643,511	(148,870)	1,494,641
Licenses	16,987,547	(2,275,703)	14,711,844
Other	719,431	(690,791)	28,640
Software in progress	51,042	-	51,042
Total	31,032,670	(11,248,661)	19,784,009

At December 31, 2011:

	Cost	Accumulated Depreciation	Net book value

Software	8,744,914	(6,883,758)	1,861,156
Customer Portfolio	2,114,561	(251,730)	1,862,831
Trademarks and patents	1,643,511	(64,665)	1,578,846
Licenses	15,937,373	(1,577,392)	14,359,981
Goodwill	38,800	(31,116)	7,684
Other	683,021	(658,554)	24,467
Software in progress	133,439	-	133,439
Total	29,295,619	(9,467,215)	19,828,404

14.b) Changes

	Net book value as of 12/31/2011	Additions	Disposals, net	Transfers, net (a)	Depreciation (b)	Net book value as of 12/31/2012

Software	1,861,156	486,278	(18)	313,630	(770,213)	1,890,833
Customer Portfolio	1,862,831	-	-	-	(255,822)	1,607,009
Trademarks and patents	1,578,846	-	-	-	(84,205)	1,494,641
Licenses	14,359,981	1,050,200	-	-	(698,337)	14,711,844
Goodwill	7,684	-	-	(7,684)	-	-
Other	24,467	12,510	-	-	(8,337)	28,640
Software in progress	133,439	227,572	-	(309,969)	-	51,042
Total	19,828,404	1,776,560	(18)	(4,023)	(1,816,914)	19,784,009

	Net book value as of 12/31/2010	Additions	Disposals, net	Transfers, net (a)	Depreciation (b)	Business Combination	Consolidation of TVA	Net book value as of 12/31/2011

Software	638,975	380,942	(64)	161,984	(632,725)	1,312,044	-	1,861,156
Customer Portfolio	14,512	-	-	-	(193,681)	2,042,000	-	1,862,831
Trademarks and patents	-	-	-	-	(63,154)	1,642,000	-	1,578,846
License	-	811,754	-	-	(483,743)	14,031,970	-	14,359,981
Goodwill	-	2,976	-	-	(1,962)	6,670	-	7,684
Other	12,195	10,436	(314)	(1,263)	(7,842)	1,487	9,768	24,467
Software in progress	-	183,179	-	(146,834)	-	97,094	-	133,439
Total	665,682	1,389,287	(378)	13,887	(1,383,107)	19,133,265	9,768	19,828,404

(a)	Remaining balances in transfers stated in the table above R$7,684, refers to the transfer to Vivo’s prepaid expenses and R$3,662 to property, plant and equipment.
(b)	The addition of depreciation costs and expenses are stated under “Depreciation and amortization” under Notes 25, 26 and 27.

14.c) Amortization rates

For years ended December 31, 2012 and 2011, Intangible assets were amortized under the straight line method at the following annual rates:

Software use licenses	20 to 33.33
Customer portfolio	9 to 15
Trademarks and patents	5
Licenses	3.6 to 20
Other intangible assets	10 to 20

15.	Payroll and related accruals

	2012	2011

Salaries and fees	38,640	40,651
Payroll charges	204,778	223,359
Employee profit sharing	172,937	214,983
Other indemnities	-	16,631
Total	416,355	495,624

16.	Trade accounts payable

	2012	2011

Various suppliers	5,205,511	5,348,202
Amounts payable to other operators	151,809	146,437
Interconnection/networking	532,057	513,646
Technical support	-	29,030
Total	5,889,377	6,037,315

17.	Taxes payable

	2012	2011
Direct taxes
Income tax and social contribution (a)	243,542	129,610

Indirect taxes	2,026,687	1,995,452
ICMS (state VAT) (b)	1,534,750	1,585,884
PIS and COFINS (taxes on revenue)	362,998	319,981
Fust and Funtel	34,853	38,306
Others	94,086	51,281
Total	2,270,229	2,125,062

Current	1,781,480	1,691,991
Non-current	488,749	433,071

(a)	Income and social contribution taxes payable are stated net of payments based on estimates.
(b)
The portion of non-current liabilities, including the amount of R$437,295 December 31, 2012 (R$380,271 at December 31, 2011) which refers to ICMS - Programa Paraná Mais Emprego, resulting from an agreement with the Paraná State Government, involving the deferral of ICMS payment. This agreement establishes that ICMS shall be paid on the 49th month subsequent to that in which ICMS is computed. This amount is restated based on the Annual Restatement Factor (FCA) variation.

18.	Loans, Financing and Debentures

18.1	Loans and Financing

	Currency	Annual interest rate	Maturity	2012 (a)	2011 (a)
Financing – BNDES	URTJLP (b)	TJLP+3.73%	5/15/15	938,063	1,327,147
Financing – BNDES	URTJLP (b)	TJLP+1.73%	5/15/15	50,770	71,821
Financing – BNDES	BRL	5.50%	1/15/21	1,957	1,912
Loan – Mediocrédito	US$	1.75%	2/2/14	9,310	14,027
Loan – working capital	BRL	108.90% CDI		-	91,570
Loan – Resolution No. 4131	US$	4.10%	10/25/13	326,263	282,205
Financing – BNDES	URTJLP (b)	TJLP+0% to 4.30%	7/15/19	1,916,737	1,659,858
Financing – BNDES	UMBND (c)	ECM(d)+2.38%p.a	7/15/19	455,296	194,276
Financing – BNDES	R$	4.50% to 5.50%	10/15/20	146,365	135,471
Loans – BEI	US$	4.18% to 4.47%	3/2/15	795,601	707,975
Financing – BNB	R$	10.00%	10/30/16	338,610	438,279
BBVA commission	-	0.43%	2/28/15	241	221
Financing – BNDES	URTJLP (b)	TJLP+5.0%	1/15/15	2,071	-
Financing – BNDES	URTJLP (b)	TJLP+5.70%	4/15/16	2,312	2,071
Financing – BNDES	URTJLP (b)	TJLP+9.00%	4/15/16	1,901	2,341
Financing - BNDES PSI	R$	5.50% and 8.70%	4/15/16	25,471	17,628
Financing - Leasing	R$	14.70%	11/9/13	356	726
Total				5,011,324	4,947,528
Current				1,255,323	988,413
Noncurrent				3,756,001	3,959,115

(a)	Amounts stated at fair value, where applicable.
(b)	Long-term Interest Reference Unit (URTJLP) used by the Brazilian Development Bank (BNDES) as the contractual currency in financing agreements.
(c)	Currency unit based on a currency basket (UMBND) used by BNDES as a contractual currency in financing agreements based on funds raised in foreign currency.
(d)	ECM is the rate published quarterly by BNDES and refers to charges of currency basket.

Brazilian Development Bank (BNDES)

•
In October 2007, a credit facility was approved for the Company to finance investment in products and services that are produced domestically. All of these funds have been withdrawn and investment thereof has been proven and accepted by BNDES.

•
In August 2007, Vivo took out a credit facility with BNDES in the amount of R$1,530,459. Funds were released for the purpose of financing investment projects for implementation and expansion of the wireless capacity all over Brazil. Credits were released gradually and, as of December 31, 2011, no more funds were available for withdrawal. The agreement is effective for seven years. Principal will be repaid in 60 consecutive monthly installments as from September 15, 2009, after a two-year grace period.

On October 14, 2011, a credit facility totaling R$3,031,110 credit facility was taken out from BNDES. These funds will be used in investments of expansion and improvement of the current network, implementation of the infrastructure required for new technologies, from 2011 to 2013, and construction of a data center in the city of Tamboré (São Paulo State) and social projects.

The agreement has a term of eight years, with its grace period ending July 15, 2014, until when only interest will be paid, on a quarterly basis. After this period, interest and amortization of principal shall be repaid within 60 consecutive monthly installments.

As the interest rates applied to two of the five sub-credit lines of this financing are lower than those prevailing in the market (TJLP and TJLP + 1.48%), this operation qualifies under the scope of IAS 20/CPC 7. Accordingly, using the effective interest rate defined in IAS 39/CPC 38, was made a comparison between (i) total amount of debt calculated based on rates defined in contract, and (ii) total amount of debt calculated based on rates used in the market (fair value). The government grant from  BNDES, adjusted to present value and deferred in accordance with the useful life of the financed asset item, resulted in balance amounting to R$18,322 at December 31, 2012 (R$21,418 at December 31, 2011).

At December 31, 2012, the amount of R$1,802,113 (R$1,004,177 at December 31, 2011) had been released.

•
On January 2010, a financing line with the BNDES in the amount up to R$319,927 through its Investment Maintenance Program (BNDES PSI). The funds borrowed are used to improve the network capacity through acquisition of domestic equipment previously registered with BNDES (subject to Finame), and released as that investment is evidenced. Until December 31, 2012, the amount of R$184,489 was released and the remaining balance of R$135,438 was canceled.

As the interest rates applied this financing are lower than those prevailing in the market (4.5% to 5.5% p.a. fixed), this operation qualifies under the scope of IAS 20/CPC 7. Accordingly, using the effective interest rate defined in IAS 39/CPC 38, was made a comparison between (i) total amount of debt calculated based on fixed rates in contract, and (ii) total amount of debt calculated based on rates used in the market (fair value). The government grant from BNDES, adjusted to present value and deferred in accordance with the useful life of the financed asset item, resulted in balance amounting to R$23,876 at December 31, 2012 (R$29,007 at December 31, 2011).

With the merger process, Vivo became liable for the financing agreements which belonged to former Vivo Part. whose balance amounted to R$26,825 at December 31, 2012 (R$24,848 at December 31, 2011).

•
In November 2010 and March 2011, credit facilities for Comercial Cabo TV São Paulo were approved amounting to R$40,163. At December 31, 2012, R$41,950 (R$24,237 at December, 2011) had been released. This transaction also falls under the scope of IAS 20/CPC 7 due to the fact that interest rate is lower than the market rate (5.5% p.a prefixed), and the subvention granted by BNDES, adjusted to present value, resulted in the amount of R$2,404 at December 31, 2012 (R$2,401 at December 31, 2011).

•
In December 2010, BNDES, through its Investment Maintenance Program (BNDES PSI), approved a financing line in amount of R$5,417 for the Company. At December 31, 2012, the balance amounted to R$1,946 (R$1,912 as of December 31, 2011). This transaction also falls into the scope of IAS 20/CPC 7 because the interest rate is lower than the market rate (5.5% p.a prefixed), and the subvention granted by BNDES, adjusted to present value, resulted in the amount of R$331 at December 31, 2012 (R$376 at December 31, 2011).

Médiocrédito

Loan taken out in 1993 between Telecomunicações Brasileiras S.A. (Telebrás) and Instituto Centrale per il Credito a Médio Termine (Mediocredito Centrale) amounting to US$45,546, is paid semiannual and maturates in 2014. This loan was taken in order to build rural telephony via satellite in the state of Mato Grosso. There is a derivative contracted to hedge the exchange rate currency risks related to such debt and, given it is assessed as an effective hedge, the hedge accounting methodology has been adopted. Therefore, at December 31, 2012, the risk against which the Company was hedged by this instrument was recognized in the balance sheet at its fair value as of the balance sheet date.

Banco Europeu de Investimentos - BEI

Vivo signed an agreement with BEI for a credit facility in the amount of  €250 million (equivalent to U$365 million). Funds were released in two installments, the first of which on December 19, 2007, and the second on February 28, 2008. The agreement will be effective for seven years, with principal amount repayment in two installments, on December 19, 2014 and March 2, 2015. Interest on this financing is paid semiannually according to the date of credit release. This financing is hedged with a swap agreement that converts the currency risk into a percentage of CDI variation.

Banco do Nordeste – BNB

•
On January 29, 2007, a credit facility from BNB was taken out amounting to R$247,240. Funds borrowed were used to expand coverage and increase mobile network capacity in the Northeastern region of Brazil. This agreement will be effective for ten years, with principal amount repaid in 96 installments, after a two-year grace period.

•
On October 30, 2008, a credit facility from BNB amounting to R$389,000 was taken out. Funds borrowed were used to expand coverage and increase mobile network capacity in the Northeastern region of Brazil. This agreement will be effective for ten years, with principal amount repaid in 96 installments, after a two-year grace period.

18.2	Debentures

	Currency	Annual interest rate	Maturity	2012	2011
Debentures (2nd issuance) – Series 2	R$	106.00% of CDI		-	346,470
Debentures (4th issuance) – Series 1 and 2	R$	108.00% to 112.00% of CDI	10/15/14	744,678	756,617
Debentures (4th issuance) – Series 3	R$	IPCA+7.00%	10/15/14	96,249	87,390
Debentures (1st issuance) – Telemig	R$	IPCA+0.50%	07/05/21	72,137	67,935
Debentures (3th issuance)	R$	100.00% of CDI + 0.75	09/10/17	2,044,674	-
Issuance costs	R$			(1,833)	(1,981)
Total				2,955,905	1,256,431

Current				702,215	468,624
Non-current				2,253,690	787,807

Funds raised by Vivo Part.

2nd Issue

In connection with the First Securities Distribution Program amounting to R$2 billion announced on August 20, 2004, Vivo Part. issued debentures related to the 2nd issue, amounting to R$1 billion, on May 01, 2005, with ten-year term, starting from the issuance date, i.e., May 01, 2005.

Debentures were issued in two series: R$200 million in the first and R$800 million in the second with maturity expected to end on May 4, 2015. The first series was redeemed in advance, on January 31, 2011, and the second series yield interest semiannually at a rate of 106% (second series) of accumulated daily average rates of interbank deposits index (DI) calculated and disclosed by CETIP S.A. (Clearing House for the Custody and Financial Settlement of Securities).

On July 29, 2011, the General Debenture holder Meeting decided to approve transfer of 2nd Public Distribution debentures issued by Vivo Part. to Telefônica Brasil with no changes to terms and conditions, and the correspondent amendment of the indenture in order to reflect change in issuer’s ownership.

1st series

At January 31, 2011, the complete and early redemption of the 1st series of the second issue of Vivo Participações totaling 20,000 registered non-convertible debentures, with a par value of R$10 (ten thousand reais) totaling R$200 million, the characteristics of which were approved in the Company’s Board of Directors’ meeting held on April 25, 2005 and May 13, 2005 with first rescheduling on March 30, 2009.

The redemption was carried out at the debenture unit par value on the issue date, plus: the remuneration due up to the redeemed debenture payment date and (ii) the bonus percentage calculated on the nominal unit value (bonus) equivalent to R$4.41 (four reais and forty-one cents) per debenture in accordance with that provided under clause 4.13 of the private subscription instrument for the second issue of non-convertible debentures.

2nd series

At the meetings held on April 25, 2005 and May 13, 2005 the Board of Directors approved  the characteristics of the Company’s second series – second issue debentures were approved.

Vivo Part. 2nd series debentures of the 2nd issue were rescheduled on May 3, 2010, according to the conditions approved in Board of Directors’ meeting held on May 29, 2010. Total rescheduled amount was R$340,230 and Vivo Part. redeemed and cancelled debentures of dissenting debenture holders amounting to R$459,770. The new interest accrual period is 24 months from May 1, 2010, during which interest accrual conditions established herein shall remain unchanged. During this second interest accrual period (until May 1, 2012), Vivo Part. debentures shall yield interest at the rate of 106% of average rate of one-day interbank deposit (DI), calculated according to the formula stated in clause 4.9 of the “2nd Issue Indenture.”

On April 13, 2012, the Board of Directors approved early redemption of debentures of the 2nd issue 2nd series. This redemption took place on May 2, 2012, totaling 21,936 debentures amounting R$219,360, under the following terms and conditions: debentures were redeemed and canceled, redemption was performed at unit nominal value plus remuneration owed through payment date, and no premium was paid, as redemption date coincided with the rescheduling due date. The remaining outstanding debentures were repurchased on April 9 and 10, 2012, amounting to 539 and 11,548 respectively, for R$120,870, considering the Option Acquisition Clause of the Indenture and later cancelled.

4th issue

On September 4, 2009, the Board of Directors of Vivo Part. approved the 4th public issue by Vivo Part. of simple, registered debentures nonconvertible into unprivileged Company issue shares, with a ten-year interest accrual period.

Total issue amounted to R$810 million, basic offering of which corresponded to R$600 million, plus R$210 million due to full exercise of the additional debentures option.

The total of 810,000 (eight hundred ten thousand) debentures were issued in three series: 98,000 debentures in the 1st series, 640,000 in the second series and 72,000 in the third series. The number of debentures allocated to each series was jointly decided in an agreement between Vivo Part. and the leading coordinator of the offer after completion of the book building procedure.

Remuneration of the 1st series is 108% of CDI, of the 2nd series is 112% of CDI, and a coupon of 7% p.a. for the 3rd series on face value restated based on Brazil’s Extended Consumer Price Index (IPCA) variation. These debentures accrue interest payable on a semiannual basis in the 1st and 2nd series and annual basis in the 3rd series.

The proceeds raised from the issue of the offering were used for full payment of the debt relating to the 6th issue of commercial promissory notes of Vivo Part. and to support its working capital.

Transaction costs in connection with this issue, amounting to R$840 at December 31, 2012 (R$1,981 at December 31, 2011), were allocated to a liabilities reducing account as deferred cost and are recorded as financial expenses, pursuant to the contractual terms of this issue. The effective rate this issue, considering transaction costs, is 112.13% of CDI.

The General Debenture-holder Meeting held on July 29, 2011 (first call), decided to approve transfer of 4th Public Distribution debentures issued by Vivo Part. to Telefônica Brasil with no changes to terms and conditions, and the correspondent amendment of the indenture in order to reflect change in issuer’s ownership.

On July 24, 2012, the Company’s Board of Directors approved the proposal to reschedule the 1st series of 4th issue, amounting to R$98 million at 106% CDI.

On October 15, 2012, the Company renegotiated the 1st series of the 4th debenture issuance under the conditions approved by the Board of Directors in a meeting held on July 24, 2012. Total value renegotiated was R$93,150 and the Company redeemed debentures held by dissenting debenture holders amounting to R$4,850, and kept them in treasury for later cancellation.

Rescheduling of the 2nd and 3rd series is provided for as follows: 2nd series on October 15, 2013, and 3rd series on October 15, 2014.

At December 31, 2012 the total balance was R$840,927.

Fund raised by Telemig Celular S.A.(Telemig, company merged into Vivo Part. as of June 1, 2010)

1st issue

Abiding by the SMP Service Agreement, in compliance with Public Selection No. 001/07, the state of Minas Gerais, through the State Department for Economic Development, has undertaken to subscribe debentures issued by Telemig (company merged as of June 1, 2010), within the scope of the “Minas Comunica” Program, using proceeds from the Fund for Universal Access to Telecommunications Services (Fundo de Universalização do Acesso a Serviços de Telecomunicações) – FUNDOMIC. Under the terms of this program, Telemig would make SMP services available to 134 locations in the areas registered under No. 34, No. 35 and No. 38.

Also according to the program, 5,550 simple, registered, book-entry debentures nonconvertible into unprivileged shares, book-entry type debentures would be issued, without stock certificates being issued, in up to five series.

In consideration for the certification by the State Department of Economic Development of the service to be provided to 15 locations, 621 debentures were issued in the 1st series of the 1st  issue, amounting to R$6,210 in December 2007. In March 2008, for the service in 42 locations, 1,739 debentures were issued in the 2nd series of the 1st issue, amounting to R$17,390. At December 31, 2008, for the service in 77 locations, 3,190 debentures were issued in the 3rd series of the 1st issue, amounting to R$31,900, thus completing the program for providing services to 134 locations inside the state of Minas Gerais.

At December 31, 2012 the total balance was R$72,137.

Fund raised by the Company

3rd issue

On July 24, 2012, the Company’s Board of Directors approved a proposal to raise funds from local financial market though issue of simple debentures nonconvertible into Company shares, amounting up to R$2 billion, with a maximum seven-year term and firm underwriting.

On September 10, 2012, total  of 200,000 (two hundred thousand) simple, registered, book-entry debentures nonconvertible into unprivileged Company issue shares were issued in a single series, with unit face value of R$10,000.00 (ten thousand reais), totaling R$2 billion, under the terms of CVM Rule No. 476, of January 16, 2009, with public distribution and limited placement efforts.

Remuneration is 100% of CDI, plus spread of 0.75% p.a., based on 252 working days. These debentures yield interest with semiannual payments, with interest accrual period of five years, maturing on September 10, 2017. Unit face value of each debenture will be fully repaid in a lump sum, on the maturity date.

Debentures will not be subject to rescheduling.

Funds obtained through this limited offering were allocated to: (i) direct investment in 4th generation (4G) wireless phone services, specifically to settle the authorization price obtained by Vivo in the 4G auction; and (ii) sustaining liquidity and extension of other debts already incurred by the Company.

Transaction costs in connection with this issue, amounting to R$993 at December 31, 2012 were allocated to a liabilities reducing account as deferred cost and are recorded as financial expenses, pursuant to the contractual terms of this issue.

At December 31, 2012 the total balance was R$2,044,674.

18.3	Payment Schedule

The maturities of the long-term portion of loans, financing and debentures as of December 31, 2012, are as follows:

Year

2014	1,300,124
2015	1,159,235
2016	439,277
2017	2,389,703
From 2018	721,352
Total	6,009,691

18.4	Restrictive Clauses

The Company and Vivo have loans and financing taken out from BNDES, the balance of which at December 31, 2012, was R$3,360,866 (R$3,253,102 at December 31, 2011). In accordance with the agreements, there are financial and economic indexes that should be considered on a semiannual and annual basis. On the same date, all economic and financial indices for the agreements in effect were met.

4th issue debentures, net of issue costs, at December 31, 2012 amounted to R$840,927 (R$842,026 as of December 31, 2011) and have economic and financial indices that should be calculated on a quarterly basis. At this same date, all economic and financial indexes for the agreements were met.

Telemig’s agreement (company merged into Vivo Part. as of June 1, 2010) with the State Department of Economic Development referring to debentures – amounting to R$72,137 at December 31, 2012 (R$67,935 at December 31, 2011) – includes covenants as for in-court and out-of-court reorganization, liquidation, spin-off, insolvency, voluntary bankruptcy or bankruptcy, lack of payment, non-compliance with non-fiduciary commitments and compliance with certain financial indexes. On the same date, all these covenants were met.

18.5	Guarantees

At December 31, 2012, guarantees were given for part of loans and financing of the Company and Vivo, as follows:

Banks	Amount of loan/financing	Guarantees
Brazilian Development Bank (BNDES)	R$1,916,737 (URTJLP) R$445,296 (UMBND) R$146,365 (PSI - Vivo)
•      Contract (2007) R$514,355: Guarantee in receivables referring to 15% of the higher of debt balance or 4 (four) times the highest installment.
•      Contract (PSI) R$146,365: Disposal of financed asset items.
•      Contract (2011) R$1,857,678: Guarantee in receivables referring to 15% of the higher of debt balance or 4 (four) times the highest installment.
•      Telefônica Brasil is the intervening guarantor

European Bank of Investment – BEI	R$795,601	• Commercial risk guaranteed by Banco BBVA Spain.
BNB	R$338,610
•      Bank guarantee provided by Banco Bradesco S.A. amounting to aproximately 100% of the financing obtained.
•      Establishing a liquid fund comprising short-term investments at amounts equivalent to 3 (three) repayment installments by reference to the average post-grace period installment.
Telefônica Brasil is the intervening guarantor.

19.	Dividends and interest on shareholders’ equity payable

Below, we present balances of the dividends and interest on shareholders’ equity payable:

a)	Breakdown of payables:

	2012	2011

Telefónica International	-	156,589
SP Telecomunicações Participações	-	126,283
Telefónica	-	129,489
Compañia de Telecomunicaciones de Chile	-	310
Minority shareholders	467,831	560,315
Total	467,831	972,986

b)	Changes in payables:

	2012	2011

Opening Balance	972,986	450,897
Supplementary dividends	1,953,029	1,694,099
Business combination	-	2,074,065
Interim dividends and interest on shareholder’s equity	1,122,522	2,249,400
Expiry of dividends and interest on shareholder’s equity	(89,692)	(107,874)
Payment of dividends and interest on shareholder’s equity	(3,493,997)	(5,387,601)
Other changes	2,983	-
Ending balance	467,831	972,986

Interest on shareholder’s equity and dividends not yet claimed by shareholders expire in three years from the date payment commences. Should dividends and interest on shareholder’s equity expire, these amounts are recorded against equity and then distributed.

For the cash flow statement, interest on shareholder’s equity and dividends paid to shareholders are classified as the Financing Activities.

20.	Provisions

a)	Breakdown

	2012	2011
Provisions for judicial and administrative proceedings
Labor	717,247	526,210
Tax	1,953,043	1,606,735
Civil and regulatory	795,294	664,703
Subtotal	3,465,584	2,797,648
Provision for post-retirement benefit plans (a)	392,269	308,893
Contingent liabilities (b)	264,520	256,044
Provision for demobilization (c)	221,316	200,813
Total	4,343,689	3,563,398
Current	496,790	416,313
Non-current	3,846,899	3,147,085

(a)	Refers to actuarial provisions for post-retirement benefits, recorded by the Company and subsidiaries (Note 35).

(b)	Arising from PPA generated in acquisition of the controlling interest of Vivo Part. in 2011 (Note 4).

(c)
Refers to costs to be incurred to return the sites (locations for installation of base radio and administrative real estate of the Company and subsidiaries) to their respective owners in the same conditions as they were at the time of execution of the initial lease agreement.

The Company, as an entity and also as successor to the merged companies, and its subsidiaries are a party in labor, tax and civil claims filed in different courts. The management of the Company and its subsidiaries, based on the opinion of its legal counsel, recognized provisions for those cases in which an unfavorable outcome is considered probable.

b)	Changes

	Nature
	Labor	Tax	Civil and Regulatory	Provision for post-retirement benefit plans	Contingent liabilities	Provision for demobilization	Total

Balances as of 12/31/2010	366,391	310,649	446,159	219,000	-	16,712	1,358,911
Additions	112,300	66,569	172,518	72,565	-	12,760	436,712
Payments	(26,696)	(11,143)	(117,734)	-	-	-	(155,573)
Reversal	(32,088)	(6,760)	(57,144)	(3,259)	(31,084)	(66,512)	(196,847)
Monetary restatement	11,918	110,618	48,347	-	-	5,581	176,464
Business combination	93,739	1,136,802	162,266	20,587	283,000	232,272	1,928,666
TVA consolidation	646	-	10,291	-	4,128	-	15,065
Balances as of 12/31/2011	526,210	1,606,735	664,703	308,893	256,044	200,813	3,563,398
Additions	238,830	231,977	244,595	84,281	766	21,484	821,933
Payments	(37,946)	(1,665)	(109,356)	-	-	-	(148,967)
Reversal	(28,383)	(7,979)	(67,843)	(905)	-	(7,853)	(112,963)
Monetary restatement	18,536	123,975	63,195	-	7,710	6,872	220,288
Balances as of 12/31/2012	717,247	1,953,043	795,294	392,269	264,520	221,316	4,343,689
Current	80,091	20,833	395,866	-	-	-	496,790
Non-current	637,156	1,932,210	399,428	392,269	264,520	221,316	3,846,899

20.1	Labor contingencies and provisions

	Amount Involved
Risk	2012	2011

Probable	717,247	526,210
Possible	274,156	404,262

Provisions and labor contingencies involve labor claims filed by former’s employees and employees at outsourced companies (the later alleging joint or subsidiary liability) claiming for, among other issues, overtime, salary equalization, post-retirement salary supplements, job hazard premium, additional for unhealthy work conditions and claims related to outsourced services.

The Company is also defendant in labor claims filed by retired former employees regarding the Medical Care Plan for Retired Employees (PAMA), which require, among other issues, the annulment of the change occurred in such plan. The claims await decision by the Regional Labor Court of São Paulo. Based on the opinion of its legal advisors and the current jurisdictional benefits, management considers this claim as a possible risk. No amount has been assigned for these claims, since in the case of loss, estimating the corresponding amount payable by the Company is not practicable at this time.

Additionally, the Company is party to public civil actions filed by the Department of Labor, in respect to the decision to restrain the Company from continuing to hire outsourced companies to carry out the Company’s main activities.  No amounts were assigned to the possible likelihood of an unfavorable outcome related to these public civil actions in the table above, since in these phases, in the event of loss, it is not possible to estimate the monetary loss for Company’s.

20.2	Tax contingencies and provisions

	Amount Involved
Risk	2012	2011

Probable	1,953,043	1,606,735
Possible	13,738,155	11,679,158

Tax provisions

Federal taxes

At December 31, 2012, the Company was party to administrative and judicial proceedings relating to: (i) additional contributions to the FGTS (Unemployment Compensation Fund)  on deposits made by employees ( the issue does not result in the reduction of part of FGTS deposits made by the Company on behalf of its employees); (ii) claims resulting from the non-ratification of compensation and refund requests, formulated by the Company;(iii) social contributions relating to a supposed failure to pay 11% on the value of invoices, billing and receipts from service providers hired for the transfer of labor; (iv) CIDE levied on the remittance of funds abroad relating to technical services, administrative assistance and to services of similar nature, as well as royalties; (v) fixed: non-inclusion of interconnection and EILD expenses in the FUST base and Wireless carriers:  non-inclusion of revenues from interconnection in the FUST tax base; (vi) contribution to Empresa Brasileira de Comunicação, created by Law No. 11,652/08; (vii) TFI/TFF on mobile stations; (viii) IRRF on Interest on shareholder’s equity; (ix) Public Price for Numbering Resources Management (PPNUM) by ANATEL instituted by Resolution No. 451/06; (x) IRPJ/PIS/COFINS resulting from the non-ratification of the companies’ offset and refund requests; (xi) Social Investment Fund (Finsocial) offset amounts; (xii) failure to pay withholding social contribution levied on services rendered, remuneration, salaries and other salary bases; (xiii) COFINS – Requirement resulting from non-inclusion of financial income into the tax base; (xiv) additional charges to the PIS and COFINS tax base, as well as additional charges to COFINS required by Law No. 9,718/98; and (xv) Tax on Net Income (ILL). On December 31, 2012, total provisions amounted to R$1,860,803 (R$1,530,789 at December 31, 2011) consolidated.

State taxes

On December 2012, the Company and its subsidiaries were party to administrative and judicial proceedings in progress referring to (i) ICMS tax credits on electric power and tax credits without documentation (ii) ICMS not levied on telecommunication services; (iii) disallowance of ICMS tax incentives for cultural projects; (iv) ICMS on TV subscription; and (v) environmental administrative fine At December 31, 2012, total provisions amounted to R$67,426 (R$63,625 at December 31, 2011) consolidated.

Municipal taxes

On December 31, 2012, the Company and its subsidiaries were party to tax claims at a municipal level, both in the administrative and judicial sphere which, based on the opinion of its legal advisors, are classified as a probable loss. At December 31, 2012, total provisions amounted to R$16,648 (R$4,531 at December 31, 2011) consolidated.

These proceedings relate to: (i) IPTU, (ii) ISS levied on chattel lease services and secondary and complementary activities, and (iii) Surveillance, Control and Inspection Fee (TVCF).

Other provisions

At December 31, 2012, the Company and its subsidiaries recorded other provisions, relating to legal claims, both in the administrative and in the judicial level, related to ISS on effective provision of services of lease, sublease, right of way or use right, whether shared or not, of railway, highway, telegraph poles, cables, ducts and conducting wires of any kind. At December 31, 2012, the consolidated provisioned amounts totaled R$8,166 (R$7,790 at December 31, 2011).

Possible tax contingencies

Federal taxes

At December 31, 2012, the Company and its subsidiaries were a party to various administrative and judicial proceedings in the federal sphere, which are waiting to be tried at various court levels. At December 31, 2012, the total amount was R$3,146,736 (R$3,185,747 at December 31, 2011) consolidated.

Key proceedings refer to: (i) Non-compliance manifestations due to the ratification of compensation requests made by the Company; (ii) fine for distribution of dividends even in view of the alleged existence of outstanding debts payable to the federal government; (iii) social security contribution (INSS) on compensation payment for salary devaluation arising from losses caused by “Plano Verão” (Summer Plan) and “Plano Bresser” (Bresser Plan), SAT (Work Accident Insurance), Social Security and payables to third parties (INCRA and SEBRAE), supply of meals to employees, 11% retention

(labor assignment); (iv) IRRF on the funds remittance abroad related to technical services and to administrative support and similar services, as well as royalties; (v) PIS levied on roaming; (vi) CPMF levied on operations resulting from the technical cooperation agreement with the National Treasury Department (STN) (offsetting through the Integrated System of Federal Government Financial Administration - SIAFI) and on foreign-exchange contracts required by the Brazilian Central Bank; (vii) IRPJ and CSLL related to deductions on revenues from reversal of provisions; (viii) Income tax and social contribution – disallowance of costs and miscellaneous expenses not substantiated; (ix) deductions of COFINS from loss in swap transactions; (x) PIS / COFINS accrual basis versus cash basis; (xi) IRPJ payable in connection with allocation of excess funds to Northeast Investment Fund (FINOR), Amazon Region Investment Fund (FINAM) or Economic Recovery Fund of the State of Espírito Santo (FUNRES); (xii) IRPJ on derivative operations; (xiii) IRPJ and CSLL – disallowance of expenses related to the goodwill paid in the acquisition of Celular CRT S.A., goodwill arising from the privatization process and Vivo’s corporate restructuring; and (xiv) contribution to the Brazilian company of communication, created by Law No. 11.652/08.

According to Management and its legal advisors’ opinion, the chances of losses in these processes are possible.

State taxes

On December 31, 2012, the Company and its subsidiaries were a party to various administrative and judicial proceedings related to ICMS, at the state level, which are ongoing in various court levels. At December 31, 2012, the total amount was R$5,870,365 (R$4,172,479 at December 31, 2011) consolidated.

Key proceedings refer to: (i) provision of facility, utility and convenience services and rental of the “Speedy” service modem; (ii) international calls (DDI); (iii) undue credit related to the acquisition of items intended to property, plant and equipment; (iv) lack of proportionate credit reversal referring to the acquisition of property, plant and equipment items; (iv) amounts unduly appropriated as ICMS tax credits; (v) service provided outside São Paulo state with ICMS paid to São Paulo State; (vi) co-billing, (vii) tax substitution with a fictitious tax base (tax guideline); (viii) use of credits related to acquisition of electric power; (ix) secondary activities, value added and supplementary services (Agreement 69/98); (x) tax credits related to opposition/challenges referring to telecommunications services not provided or mistakenly charged (Agreement 39/01); (xi) shipment of goods with prices lower than acquisition prices (unconditional discounts); (xii) deferred charge of ICMS - Interconnection (DETRAF – Traffic and Service Provision Document); (xiii) credits derived from tax benefits granted by other states; (xiv) disallowance of tax incentives related to cultural projects; (xv) transfers of assets among business units owned by the Company; (xvi) communications service tax credits used in provision of services of the same nature; (xvii)  card donation for prepaid service activation; (xviii)  reversal of credit from return and free lease in connection with assignment of networks (used by the Company itself and exemption from public bodies); (xix) DETRAF fine, (xx) ICMS on own consumption; (xxi) ICMS on exemption of public bodies; (xxii) issue of invoices with negative ICMS amounts; and (xxiii) restructuring of ledger without prior authorization by the Treasury.

According to Management and its legal advisors’ opinion, the chances of losses in these processes are possible.

Municipal taxes

At December 31, 2012, the Company and its subsidiaries were party to various administrative and judicial proceedings at the municipal level, which are ongoing various court levels. At December 31, 2012, the total amount was  R$544,323 (R$471,876 at December 31, 2011) consolidated.

Key proceedings refer to: (i) ISS – secondary activities, value added and supplementary services; (ii) withholding ISS; (iii) IPTU; (iv) Land Use Fee; (v) municipal fees; (vi) tariff for Use of Mobile Network (TUM), infrastructure lease; (vii) advertising services; (viii) services provided by third parties; (ix) business management consulting services provided by Telefonica Internacional (TISA); (x) ISS tax levied on caller ID services and on cell phone activation

According to Management and its legal advisors’ opinion, the chances of losses in these processes are possible.

ANATEL

Universal Telecommunication Services Fund (FUST)

Writs of Mandamus filed separately by the fixed and mobile operators to recognize the right to: Fixed: Failure to include interconnection and EILD expenses in the FUST base and Mobile:  Failure to include interconnection revenue in the FUST base, pursuant to Abridgement No. 7, of December 15, 2005, since it disagrees with the provisions of the sole paragraph, article 6, of Law No. 9,998/00, which are waiting to be tried in the court of appeals.

A number of delinquency notices referring to debit entry issued by ANATEL in the administrative level to set up the tax credit related to interconnection, EILD and other revenues that are not earned from the provision of telecommunications services.

At December 31, 2012, the total amount was R$1,970,800 (R$1,719,531 at December 31, 2011) consolidated.

According to Management and its legal advisors’ opinion, the chances of losses in these processes are possible.

Telecommunications Technology Development Fund (FUNTTEL)

At December 31, 2012, the Company and its subsidiaries were parties to administrative and judicial proceedings which are waiting to be tried at the lower administrative court and the court of appeals. At December 31, 2012, the total amount was R$614,314 (R$622,606 at December 31, 2011) consolidated.

Such proceedings concern the collection of contributions to FUNTTEL on other revenues (not related to telecom services), as well as on income and expenses transferred to other operators (interconnection).

According to Management and its legal advisors’ opinion, the chances of losses in these processes are possible.

Telecommunications Inspection Fund (FISTEL)

Due extension of the effective license period to use telephone switches in connection with use of STFC (landline phone carriers) and extension of the right to use radiofrequency in connection with wireless service (wireless carriers), ANATEL charges the Installation Inspection Fee (TFI).

This collection is based on ANATEL’s understanding that such extension would represent a taxable event for TFI. The Company and its subsidiaries understand that such collection is unjustified, and separately challenged the aforesaid fee in court. At December 31, 2012, total amount was R$1,589,479 (R$1,504,365 at December 31, 2011) consolidated, without the respective deposit in full.

According to Management and its legal advisors’ opinion, the chances of losses in these processes are possible.

Public Price for Numbering Resource Management (PPNUM) by ANATEL.

Vivo, along with other wireless carriers in Brazil, are challenging in court the tariff charged by ANATEL for use by such carriers of the numbering resources managed by the agency. When charged by ANATEL, Vivo made an escrow deposit referring to the amounts payable. On April 23, 2009, the carriers received a favorable sentence and the lawsuit is currently waiting to be tried at the court of appeals. At December 31, 2012, total amount was R$2,138 (R$1,977 at December 31, 2011).

According to Management and its legal advisors’ opinion, the chances of losses in these processes are possible.

20.3	Provisions, civil and regulatory contingencies

	Amount Involved
Risk	2012	2011

Probable	795,294	664,703
Possible	2,656,850	1,978,973

Provisions for civil contingencies

a)
The Company is party in proceedings that involve right to receive supplementary amounts from shares calculated in relation to the network expansion plan after 1996 (supplement of shares proceedings). These proceedings involve various phases: 1st level; Court of Justice and Supreme Court of Justice. Considering the degree of risk involved R$31,260 was provisioned (R$26,182 at December 31, 2011)

b)
The Company and its subsidiaries are parties to proceedings of a civil nature, in the administrative and judicial spheres the object of which are rights relating to the provision of services. This proceedings are filed by individual consumers, civil associations representing consumer rights, PROCON, as well as the State and Federal Public Prosecutor’s Offices. Similarly, the companies are defendants or plaintiffs in other proceedings the subject of which relate to matters other than those under the normal course of business. At December 31, 2012, provisions amounted to R$377,649 (R$315,169 at December 31, 2011) for consolidated.

c)
The Company is also involved in various lawsuits filed by individual consumers, with similar characteristics, which individually are not considered to be material, based on provision analysis, the historical average of losses in similar proceedings. At December 31, 2012, provisions amounted to R$78,711 (R$81,539 at December 31, 2011).

Provision for regulatory contingencies

At December 31, 2012, the Company and its subsidiaries were parties in administrative proceedings against ANATEL, which were filed based on alleged noncompliance with obligations set forth in industry regulations, as well as in legal claims discussing sanctions by ANATEL at the administrative level.  The chance of losses in these processes are probable and at December 31, 2012 provisions amounting to R$307,674 (R$241,813 at December 31, 2011) consolidated were set up.

Civil contingencies

a)
Community Telephone Plan – PCT: Refers to a Public Civil Action to which the Company is a party and which is related to the PCT, a plan that allows purchasers of telephone line expansion plans who did not receive shares for their financial investment to claim indemnity rights, in the municipality of Mogi das Cruzes. The total amount is approximately R$236,236 (R$197,863 at December 31, 2011). This proceeding was assessed as a possible loss by legal counsel. The São Paulo State Court of Justice (TJSP) has reversed the decision and deemed the claim groundless. The carriers association of Mogi das Cruzes (plaintiff) filed a special appeal to reverse that decision, which is currently awaiting a decision.

b)
Class actions filed by SISTEL Members Association in the State of São Paulo, whereby SISTEL members in São Paulo State question the changes made in the health care plan for retired employees (PAMA), and that former conditions are restored.  The claim is still in the evidentiary stage, and no decision was issued in any court level. The likelihood of loss in this proceeding was deemed as possible by legal counsel.  The amount is not measurable and the claims are uncertain due to their unenforceability, since it would be necessary to restore the plan to its previous conditions.

c)
Public civil actions filed by (i) ASTEL - SISTEL Members Association in São Paulo State and (ii) FENAPAS - National Federation of Associations of Retirees, Pensioners and Pension Funds Members of the Telecommunications Industry, both against SISTEL. The Company and other carriers seek annulment of PBS pension plan spin-off, claiming “the dismantling of SISTEL Foundation supplementary pension system”, which originated several specific PBS-mirrors plans, and respective allocation of resources deriving from technical surplus and tax contingencies at the time of the spin-off.  The chance of losses in this proceeding was deemed as possible by legal counsel.  The amount is not measurable and the claims are uncertain due to their unenforceability, since it would be necessary to restore SISTEL’s spun-off fund related to carriers of the former Telebrás System.

d)
The Public Prosecutor’s Office of the State of São Paulo began a class action claiming moral and property damages suffered by all consumers of telecommunications services from 2004 to 2009 due to the bad quality of services and failures of the communications system. The Public Prosecutor’s Office suggested that the indemnification to be paid should be R$1 billion. The decision handed down on April 20, 2010 imposes the payment of indemnification for damages caused to all consumers who have filed a suit for such damages.

Conversely, in the event that the number of claiming consumers is not in line with the gravity of damages, after the lapsing of one year, the judge determined that the amount of R$60 million should be deposited in the Special Expenses Fund to Recover Natural Rights Damages (Fundo Especial de Despesa de Reparação de Interesses Difusos Lesados). It is not possible to estimate the number of consumers who will individually file suits nor the amounts claimed thereby. The parties filed an appeal on the merits of the case. The judgment effects are in abeyance. No amount has been assigned to the possible likelihood of an unfavorable outcome in connection with this action, since in the case of loss, estimating the corresponding amount payable by the Company is not practicable at this time. Likewise, establishing a provision for contingency equivalent to the amount sought is not possible.

e)
The Company and its subsidiaries are involved in other civil claims, at several levels, related to service rendering. Such claims have been filed by individual consumers, civil associations representing consumer rights or by the Bureau of Consumer Protection (PROCON), as well as by the Federal and State Public Ministry. They are also involved in other claims of several types related to the normal course of business. Total contingency amounts to R$1,236,312 (consolidated) R$920,509 at December 31, 2011, whose likelihood of an unfavorable outcome has been assessed by their legal advisors as possible.

f)
The Company and its subsidiaries have received fines regarding the noncompliance with SAC Decree. We currently have various actions (administrative and judicial proceedings), whose likelihood of an unfavorable outcome has been assessed by legal advisors as possible, of R$19,314 consolidated.

g)
Intellectual Property: Lune Projetos Especiais Telecomunicação Comércio e Ind. Ltda (Lune), a Brazilian company, proposed the lawsuit on November 20, 2001 against 23 wireless carriers claiming to own the patent for caller ID and the trademark “Bina”. The purpose of that lawsuit it to interrupt provision of such service by carriers and to seek indemnification equivalent to the amount paid by consumers for using the service.

An unfavorable sentence was passed determining that Vivo should refrain from selling mobile phones with Caller ID service (Bina), subject to a daily fine of R$10,000 in case of noncompliance. Furthermore, according to the sentence passed, Vivo must pay indemnification for royalties to be calculated in settlement. Motions for Clarification were opposed by all parties and Lune’s motions for clarification were accepted since an injunctive relief in this stage of the proceedings was deemed applicable. Bill of review appeal in view of the current decision which granted a stay of execution suspending unfavorable decision until final judgment of the review. Bill of review for appeal at sentence phase pending decision. The likelihood of an unfavorable outcome has been assessed by legal advisors as possible. There is no way to determine the extent of potential liabilities with respect to this claim.

h)
Validity of prepaid plan: Vivo and other wireless carriers are defendants in several lawsuits filed by the Public Prosecutor’s Office and consumer associations to challenge imposition of a period to use prepaid minutes. The plaintiffs allege that the prepaid minutes should not expire after a specific period. Conflicting decisions were handed down by courts on the matter. Although we believe that our criteria for the period determination comply with ANATEL standards, the likelihood of an unfavorable outcome has been assessed by legal advisors as possible, except for collective actions against Telemig, for which the probability of an unfavorable outcome in relation to this claim is deemed remote, also based on the opinion of our legal advisors.

Regulatory contingencies

a)
The Company and its subsidiaries are parties to administrative proceedings filed by ANATEL alleging noncompliance with the obligations set forth in industry regulations, as well as legal claims which discuss the sanctions applied by ANATEL at the administrative level, rating the chance of loss as possible amounting to R$1,164,988 at December 31, 2012 and R$860,601 at December 31, 2011.

b)
Administrative proceedings discussing payment of 2% charge on revenue from interconnection services due to the extension of right of use of SMP-related radiofrequencies: Under clause 1.7 of the Authorization Terms that grant right of use of SMP-related radiofrequencies, the extension of right of use of such frequencies entails payment every two years, during the extension period (15 years), of a 2% charge calculated on net revenue from the basic and alternative service plans of the service company, determined in the year before that of payment.

However, ANATEL determined that the 2% charge should be calculated on revenue from service plans and also on revenue from interconnection services, which is not provided for by clause 1.7 of the referred to Authorization Terms.

Considering, based on the provisions of the Authorization Terms, that revenue from interconnection services should not be included in the calculation of the 2% charge for radiofrequency use right extension, Vivo filed administrative proceedings challenging these charges, based on ANATEL’s position.

According to its legal advisors, the chances of losses in these processes are deemed as possible.

c)
Administrative Proceeding No. 08012.008501/2007-91: It is a proceeding filed at the level of the Brazilian System for Competition Defense (SBDC) by Global Village Telecom Ltda (GVT), Intelig Telecomunicações Ltda (Intelig), Transit do Brasil Ltda. and Easytone Telecomunicações Ltda. on August 6, 2007 against Claro S.A. (Claro). (Claro), Tim Brasil Serviços e Telecomunicações S.A. (TIM), TNL SCS S.A. for supposed trust and price squeeze practices, with the objective of increasing VUM tariff, thus increasing the costs of competitors Due to the proceeding filed on August 21, 2008, the Department for Economic Right (SDE) started an administrative proceeding against the defendants in order to evaluate whether the practices adopted would fit into (i) items I, III and IV, article 20 and items V, article 21 and (ii) items I, III and IV, article 20 and items I and V, all of Law No. 8,884/94, to wit trust and price squeeze.

On March 25, 2010, SDE issued a technical note whereby: (i) it dismissed the accusation of trust against all the defendants, recommending filing of such accusation, (ii) suggested excluding Oi from the group of defendants in the investigation of price squeeze for considering that its economic group would be responsible for paying VUM and for lack of evidence of recurrent practices of prices below VUM; (iii) recommended condemning Vivo, TIM and Claro, based on article 20, items I, III and IV, and article 21, item V, all of Law No. 8,884/94, for the increase in costs of competitors (price squeeze).

The proceeding is pending judgment by the Administrative Council for Economic Defense (CADE).

The Company’s legal advisors consider that Administrative Proceeding No. 08012.008501/2007-91 involves possible unfavorable outcome, therefore no related provision has been set up. If CADE hands down a sentence against defendants solely for price squeeze, the fine estimated for this case may range from 0.1% to 0.5% of Vivo’s gross income for 2006. However, in the remote case that CADE accepts the hypothesis of trust, initially dismissed by SDE, fines may range from 10% to 15% of Vivo’s gross income for 2006.

It is worth highlighting that Law No. 12,529/12 became effective on May 29, 2012 and there is no former case for which CADE has handed down a decision based on the new criteria. This estimate is based on a proportional calculation that took into consideration former court decisions and the criteria set forth by Law No. 8,884/94.

20.4	Guarantees

At December 31, 2012, the Company and its subsidiaries granted guarantees for tax, civil and labor proceedings, as follows:

	Property and equipment	Escrow deposits	Letter bond

Civil, labor and tax	235,847	4,036,099	1,887,699
Total	235,847	4,036,099	1,887,699

In addition to the guarantees presented above, at December 31, 2012, the Company and its subsidiaries had amounts under short-term investment frozen by the courts (except the applications related to loans), amounting to R$49,728 (R$69,298 at December 31, 2011).

21.	Deferred revenues

a)	Breakdown

	2012	2011

Activation revenue (a)	57,581	67,672
Payphone cards	9,948	15,783
Services and goods (b)	558,165	583,751
Government grants (d)	8,294	8,322
Customer loyalty program (e)	82,848	68,821
Other	17,737	16,919
Total current	734,573	761,268

Activation revenue (a)	31,786	30,792
Services and goods (b)	38,742	48,095
Disposal of property, plant and equipment (c)	171,174	-
Equipment donations (f)	16,235	22,638
Government grants (d)	36,639	44,880
Other	8,786	9,861
Total non-current	303,362	156,266

a)	Refers to the deferral of fee revenue (fixed) recognized in income over the estimated period of duration of the customer plan.

b)	Refers to the balances of agreements of prepaid services revenue and multi-element operations, which are recognized in income to the extent that services are provided to customers.

c)	Refers to net balance of the residual value from disposal of non-strategic towers and rooftops owned by Vivo, to be transferred to income upon compliance of conditions for recognition in books.

d)
Refers to government grant deriving from funds raised with BNDES in a specific credit line (PSI Program), used in the acquisition of domestic equipment and registered at BNDES (Finame) and applied in projects to expand the network capacity, which have been amortized by the useful lives of equipment.

e)
Refers to the fidelity points program that Vivo maintains, which allows customers to accumulate points when paying their bills referring to use of services offered. The balance represents the Company’s estimate for exchange of points, by customers, for goods and/or services in the future.

f)	Refers to the balances of network equipment donations from suppliers, which are amortized by the useful lives of the referred to equipment.

b)	Changes

Balances as of 12/31/2010	141,739
Additions	12,139,462
Write-offs	(12,017,250)
Business combination	653,583
Balances as of 12/31/2011	917,534
Additions	20,763,225
Write-offs	(20,642,824)
Balances as of 12/31/2012	1,037,935
Current	734,573
Non-current	303,362

22.	Other Liabilities

a)	Breakdown

	2012	2011
Consignments on behalf of third parties	139,154	252,807
Amounts to be refunded to subscribers	45,618	59,265
Lease (a)	14,799	11,669
Liabilities with related parties	50,147	66,476
Charges payable – concession arrangement	106,877	44,296
Other payables	22,859	32,101
Total current	379,454	466,614

Lease (a)	18,460	9,398
Liabilities with related parties	7,201	4,976
Personnel, social charges and social benefits	13,224	15,160
Intercompany loan, debt assumption and installment payment	-	21,587
Charges payable – concession arrangement	87,564	-
Other payables	17,730	17,137
Total noncurrent	144,179	68,258

(a)	The Company has finance lease agreements for use of IT equipment and transmission towers.

b)	Lease

	2012	2011

Lease future gross payments	51,025	23,920
Unrealized financial expense	(17,766)	(2,853)
Present value of minimum payments due	33,259	21,067
Current	14,799	11,669
Noncurrent	18,460	9,398

The consolidated schedule lease maturities are as follows:

Year	Gross investment	Present value

Maturing within one year	16,367	14,799
Maturing more than one year but within five years	34,658	18,460
Total	51,025	33,259

There are no unguaranteed residual values resulting in benefits to the Lessor or contingent payments recognized as revenue for the year.

c)	Commitments and guarantees (rentals)

The Company leases equipment and facilities, and Vivo is Lessor of several stores, administrative buildings and sites where the radio-base stations (ERB) are located through several operating agreements maturing on different dates with payment made  on a monthly basis. At December 31, 2012, the total amount equivalent to the full contractual period was R$9,906,827 for consolidated.

The aging list of commitments referring to rentals, stores and sites under non-cancellable contracts is as follows:

Year	Value

Up to one year	1,230,640
One to five years	5,216,076
More than five years	3,460,111
Total	9,906,827

23.	Shareholders’ equity

a)	Capital

Paid-in capital as of December 31, 2012 and 2011 amounts to R$37,798,110. Subscribed and paid-in capital is represented by shares without par value, as follows:

	2012	2011
Total Capital in shares
Common shares	381,587,111	381,587,111
Preferred shares	744,014,819	744,014,819
Total	1,125,601,930	1,125,601,930

Treasury shares
Common shares	(251,440)	(239,740)
Preferred shares	(2,081,246)	(1,477,546)
Total	(2,332,686)	(1,717,286)

Outstanding shares
Common shares	381,335,671	381,347,371
Preferred shares	741,933,573	742,537,273
Total	1,123,269,244	1,123,884,644

Book value per outstanding share in R$	39.78	38.55

According to its bylaws, the Company is authorized to increase its capital up to the limit of 1,350,000,000 (one billion three hundred and fifty million) shares, common or preferred. The capital increase and consequent issue of new shares are to be approved by the Board of Directors, subject to the authorized capital limit.  However, the Brazilian Corporation Law – Law No. 6.404/76, article 166, IV – establishes that capital may be increased through a Special Shareholders’ Meeting resolution held to decide about charter amendment, if statutory share capital limit has been reached.

Capital increases do not necessarily have to observe the proportion between the numbers of shares for each type. However, the number of preferred shares, nonvoting or with restricted voting, must not exceed 2/3 of the total shares issued.

Preferred shares do not have voting rights, but have priority in the reimbursement of capital, without premium, and are entitled to dividends 10% higher than those paid on common shares, as per article 7 of the Company’s bylaws and clause II, paragraph 1, article 17, of Law No. 6404/76.

In April 2011, there was a capital increase of R$31,222,630 resulting from merger of 100% of shares of Vivo Part. into the Company, approved at the shareholders’ meeting of April 27, 2011 (see Note 3) corresponding to 619,364,658 (six hundred and nineteen million, three hundred and sixty-four thousand and six hundred and fifty-eight) shares of which 212,767,241 (two hundred and twelve million, seven hundred and sixty-seven thousand, two hundred and forty-one) are common shares and 406,597,417 (four hundred and six million, five hundred and ninety-seven thousand, four hundred and seventeen) are preferred shares.

b)	Bonus Paid on Acquisition of Interest from Non-Controlling Shareholders

In accordance the with accounting practices previously adopted in Brazil to the adoption of the IFRS/CPC, goodwill was recorded when shares were acquired at a higher value than their book value, generated by the difference between the book value of shares acquired and the transaction’s fair value. With the adoption of

IAS 27R/CPC 35 and 36, the effects of all acquisition of shares from non-controlling shareholders are recorded under equity when there is no change in the shareholding. Consequently, these transactions no longer generate goodwill or income, and the goodwill previously generated from acquisition from non-controlling shareholders, including expenses inherent to these transactions, were adjusted based on the Company’s equity. The acquisition of shares from non-controlling shareholders of Lemontree and GTR (described in Note 2.2) totaled R$40,519, recorded in “premium on acquisition on non-controlling interest”. The balance of this account at December 31, 2012 was R$70,448 (R$29,929 at December 31, 2011).

c)	Capital reserves

Special Goodwill Reserve

This represents the tax benefit generated by the incorporation of Telefônica Data do Brasil Ltda. which will be capitalized annually in favor of the controlling shareholders to the extent the tax credits are realized under the terms of CVM Ruling No. 319/99. The balance of this account at December 31, 2012 and 2011, was R$63,074.

Other capital reserves

Due to the merger of the holdings:  TBS Celular Participações Ltda, Portelcom Participações S.A. and PTelecom Brasil S.A. into Vivo Part, which was recorded in the Company after merger of Vivo Part. This reserve (R$47,723) may be used as future capital increase by the Company.  The balance of this account at December 31, 2012 and 2011 was R$2,735,930.

Treasury Shares

These represent the Company’s treasury shares arising from: incorporation of TDBH (in 2006); ii) incorporation of Vivo Part. shares   (in 2011); and iii) repurchase of common and preferred shares which, up to December 31, 2012, totaled R$94,385, the average acquisition cost is R$44.74 for common shares and R$48.82 for preferred shares, which correspond to 40,700 common shares and 1,896,000 preferred shares. The balance of this account at December 31, 2012 was R$112,107 (R$79,339 at December 31, 2011).

On November 5, 2012, the Company informed its shareholders and the market that the members of the Company’s Board of Directors approved the acquisition of common and preferred shares issued by the Company, without capital reduction, for subsequent cancellation, disposal or maintenance in treasury for the purpose of increasing shareholder value. The repurchase will be made through the use of part of the existing capital reserve as of October 31, 2012, except for the reserves referred in Article 7 subsection (a) to (d) of CVM Ruling No. 10/80. This repurchase will begin from the deliberation date of the Board of Directors, remaining in force until November 4, 2013, the acquisitions being carried out in BM&FBOVESPA at market prices and is responsibility of Management to decide the moment and number of shares to be acquired, whether in a single operation, whether in a series of operations, as well as to define the parameters for carrying out the repurchase, within legal limits, until a maximum of 2,894,534 common shares and 24,257,777 preferred shares.

d)	Income Reserve

Legal reserve

The legal reserve is set up by allocation of 5% of the net profit for the year, up to the limit of 20% of the paid-up capital stock. Legal reserve may only be used to increase capital or to offset accumulated losses. The balance of this account at December 31, 2012 was R$1,100,000 (R$877,322 at December 31, 2011).

e)	Interim Dividends

On April 11, 2012, the Ordinary General Shareholders’ Meeting approved the allocation of the proposed additional dividends balance for the year totaling R$1,953,029 at December 31, 2011, provided in the proposal for allocation of income to holders of common and preferred shares recorded by the Company up to April 11, 2012

As from May 2, 2012, the first portion, amounting to R$1,075,550, began to be paid and the remaining balance amounting to R$877,479, began to be paid on December 12, 2012.

On November 5, 2012, the Board of Directors approved a declaration of interim dividends amounting to R$1,122,522 based on income in the quarterly balance at June 30, 2012 to holders of ordinary and preferred shares that were recorded in the Company register on November 23, 2012. The payment of these interim dividends shall begin on December 12, 2012.

The dividends are calculated in accordance with the Company’s bylaws and under the provisions of Brazil’s Corporation Law. The calculation of dividends and interest on shareholder’s equity for 2012 and 2011 is as follows:

Minimum mandatory dividends calculated based on adjusted net income	2012	2011
Net Income for the year	4,453,573	4,355,318
Appropriation to legal reserve	(222,678)	(217,766)
Adjusted net income for the year	4,230,895	4,137,552

Minimum mandatory dividends - 25% of adjusted net income	1,057,724	1,034,388
Dividends and interest on shareholders’ equity distributed:
Interest on Shareholders’ Equity (Gross)	-	1,867,000
Interim Dividends	1,122,522	382,400
Profit available for distribution	3,108,373	1,888,152

(+) Interest on Shareholders’ Equity / Prescribed Dividends	89,692	107,874
(-) Actuarial (Gains) / losses recognized and effect of the limitation of the surplus plan assets, net of tax	(49,296)	(42,997)
Additional proposed dividend	3,148,769	1,953,029

	2012
Amounts in R$ per share (a)	Common	Preferred

Interim dividends declared in November 2012	0.937417	1.031158
	0.937417	1.031158

	2011
Amounts in R$ per share (a)	Common	Preferred

Interim dividends declared in March 2011	3.139752	3.453727
Interim dividends declared in September 2011	0.319058	0.350964
Interest on shareholders’ equity - net of withholding tax	0.886505	0.975156
Interest on shareholders’ equity - net of withholding tax	0.437720	0.481492
	4.783035	5.261339

	2011
Amounts in R$ per share (a)	Gross amount	Net amount

Interest on shareholder’s equity – common shares	1.557913	1.324226
Interest on shareholder’s equity – preferred shares	1.713705	1.456649
	3.271.618	2.780.875

(a) Do not include the amount of proposed dividends.

The manner proposed by management for the payment of dividends to be decided was:

For 2011: On April 11, 2012, the Ordinary General Shareholders’ Meeting  approved the allocation of the balance of unallocated income for the year ended December 31, 2011 amounting to R$1,888,152, plus dividends and interest on shareholder’s equity for 2011, amounting to R$107,874 less other comprehensive income, amounting to R$(42,997), totaling R$1,953,029, provided in the proposal for allocation of income to holders of common and preferred shares recorded by the company up to April 11, 2012.

For 2012: The remaining balance of unallocated net income for the year ended December 31, 2012 amounting to R$3,108,373, plus dividends and interest on shareholder’s equity for 2012, amounting to R$89,692 less other comprehensive income and other changes in amounting to R$(49,296), totaling R$3,148,769, were classified as additional proposed dividends under equity in accordance with management’s proposal for the allocation of income for the year which shall be submitted to approval at the Ordinary General Shareholders’ Meeting.

	Reais	Common	Preferred (1)
2012 - Total proposed for deliberation – per share	3,148,769	2.629533	2.892487
2011 - Total proposed for deliberation – per share	1,953,029	1.630092	1.793102

1 10% higher than that attributed to each ordinary share in accordance with article 7 of Company by-laws.

f)	Dividends and Interest on Shareholders’ Equity

As proposed by Management, in 2011interest on shareholders’ equity were credited to shareholders in accordance with Article 9 of Law No. 9,249/95, net of withholding income tax, as follows:

2011

Gross interest on shareholders’ equity	1,867,000
Common shares	594,113
Preferred shares	1,272,887
Withholding income tax	(280,050)
Interest on shareholders’ equity, net of withholding tax	1,586,950

Tax-exempt shareholders receive interest on shareholders’ equity in full, not subject to withholding tax.

g)	Prescribed Dividends

Dividends prescribe in three years, as from the initial payment date, the dividends and interest on shareholders’ equity not claimed by shareholders in accordance with Article 287, clause II, item a. of Law No. 6,404 dated December 15, 1976.

24.	Net operating revenue

	2012	2011	2010

Telephony services	26,555,103	24,254,154	15,366,014
Network usage	4,453,340	3,785,017	523,787
Data Transmission and value added services	14,389,812	10,929,344	5,028,441
Cable TV services	805,319	865,376	587,374
Other services (a)	1,282,632	1,104,095	166,464
Sale of goods and equipment	2,792,611	2,135,165	936,970
Gross operating revenue	50,278,817	43,073,151	22,609,050
ICMS	(10,048,616)	(8,800,749)	(4,702,669)
PIS and COFINS	(2,056,553)	(1,780,503)	(864,994)
ISS	(44,054)	(45,576)	(39,441)
Deductions	(4,198,172)	(3,317,583)	(1,203,695)
Net operating revenue	33,931,422	29,128,740	15,798,251

(a)
Vivo’s contracted amounts of swap and infrastructure, within the concept of agent and principal (CPC 30 and IAS 18), are not being disclosed as costs and revenues for the years ended December 31, 2012 and 2011 were R$44,758 and R$23,980, respectively (Note 25).

There is no single customer contributing more than 10% of gross operating income for the years ended December 31, 2012 and 2011.

All amounts in net income are included in income and social contribution tax bases.

25.	Costs of goods and services

	2012	2011	2010

Depreciation and amortization	(4,132,456)	(3,582,633)	(1,687,449)
Personnel	(459,707)	(380,067)	(257,385)
Interconnection	(4,012,065)	(4,537,124)	(4,176,714)
Third-party services	(3,288,842)	(2,817,324)	(1,841,072)
Rental / insurance / condominium and means of connection (a) (b)	(968,774)	(910,503)	(364,303)
Taxes, fees and contributions	(1,615,537)	(1,279,426)	(240,346)
Charges payable – concession arrangement (Note 1.b.1)	(194,442)	(142,252)	(102,568)
Other	(90,749)	(106,055)	(19,318)
Total of service costs	(14,762,572)	(13,755,384)	(8,689,155)
Costs of goods	(1,801,892)	(1,284,279)	(155,650)
Total	(16,564,464)	(15,039,663)	(8,844,805)

(a) The amount of Vivo’s infrastructure swap contracts, falling into the agent and principal concept (CPC 30 and IAS 18), which are not being disclosed as costs and revenue for years ended December 31, 2012 and 2011, were R$44,758 and R$23,980, respectively (Note 24).

(b) In the first half of 2012, the Company reversed the provision with the Highway Department (DER), referring to right-of-way in highways, amounting to R$244,462, due to the expectation of a remote disbursement related to this topic.

26.	Selling expenses

	2012	2011	2010

Depreciation and amortization	(927,874)	(684,891)	(123,043)
Personnel	(1,321,397)	(1,049,978)	(443,386)
Third-party services	(4,416,402)	(3,541,958)	(1,730,908)
Allowance for doubtful accounts (note 6)	(654,273)	(506,581)	(386,340)
Rental / insurance / condominium	(119,300)	(79,239)	(9,434)
Publicity and advertising	(867,364)	(735,622)	(224,796)
Donation and sponsorships	(253,756)	(251,597)	-
Others	(133,330)	(98,345)	(46,725)
Total	(8,693,696)	(6,948,211)	(2,964,632)

27.	General and administrative expenses

	2012	2011	2010

Depreciation and amortization	(432,829)	(318,470)	(103,002)
Personnel	(623,341)	(556,058)	(287.866)
Third-party services	(832,493)	(693,260)	(300,101)
Rental / insurance / condominium and other expenses	(259,813)	(217,870)	(47,877)
Total	(2,148,476)	(1,785,658)	(738,846)

28.	Other operating income (expenses), net

	2012	2011	2010

Fines and expenses recovered	380,553	366,124	195,066
Donation and sponsorships	(6,679)	(8,612)	(19,117)
Provision for civil, labor and tax contingencies, net	(770,646)	(367,554)	(116,996)
Profit on disposal of assets (a)	1,100,934	513,891	230,335
Administrative technical services	25,878	32,652	36,537
Other expenses	(45,537)	(94,343)	(100,497)
Total	687,503	442,158	312,479

Other operating income	1,871,678	1,229,862	796,285
Other operating expenses	(1,184,175)	(787,704)	(483,806)
Total	687,503	442,158	312,479

(a)
During fiscal year 2012, Vivo sold a total of 4,404 transmission non-strategic towers and rooftops (1,358 towers in 2011) for different buyers for a total of R$1,462,916 (R$476,038 in 2011). After the transaction of sale of assets, Vivo leased back part of the towers and rooftops sold to continue transmitting data which is necessary for mobile services.

Each transaction of sale and leaseback was considered a sale and leaseback transaction as set out in IAS 17. The leaseback of each of the assets disposed (towers and rooftops individual) was analyzed by management and classified as operating or finance lease, considering the qualitative and quantitative requirements set out in IAS 17.

The risks and benefits of such assets were transferred to the buyers during the year 2012, except for assets classified as finance leasing and towers and rooftops which the transfer of risks and rewards depend on physical inspections and accepted their technical buyer. For such items, a total of R$178,759 (R$171,174 net of residual values) has been recognized as deferred revenue (note 21). For other assets, was recognized an amount of R$1,185,101 (R$1,046,289 net of residual values) as other operating income due to the sale of assets.

29.	Financial expenses, net

	2012	2011	2010
Financial income	1,281,554	1,103,359	344,354
Income from short-term investments	313,437	337,179	181,717
Gains on derivative transactions	345,412	251,758	18,567
Interest receivable	187,449	131,521	33,834
Monetary/foreign exchange variations gains	345,698	267,665	86,950
Other financial income	89,558	115,236	23,286
Financial expenses	(1,572,369)	(1.243,051)	(465,092)
Interest payable	(690,979)	(484,663)	(355,971)
Losses on derivative transactions	(230,216)	(140,725)	(20,746)
Monetary/foreign exchange variation losses	(409,907)	(308,966)	(14,499)
PIS/Cofins on received interest on shareholder’s equity	(42,273)	(18,500)	-
Others financial expenses	(198,994)	(290,197)	(73,876)
Net	(290,815)	(139,692)	(120,738)

30.	Income and social contribution taxes

The Company and its subsidiaries monthly recognize income and social contribution taxes, on an accrual basis, and pay the taxes on an estimated basis, in accordance with the trial balance for suspension or reduction.  The installment of income taxes up to financial statements month are recorded under assets or liabilities, as the case may be.

Reconciliation of tax expenses at standard rate

Reconciliation of the reported tax charges and the amounts calculated by applying the nominal tax rate of 34% (income tax of 25% and social contribution tax of 9%) at December of 2012, 2011 and 2010 is shown in the table below:

	2012	2011	2010

Income before taxes	6,921,474	5,657,674	3,444,598
Income and social contribution taxes
Income and social contribution taxes expenses – at 34% rate	(2,353,301)	(1,923,609)	(1,171,163)
Permanent differences
Equity pick-up, net of effects on interest on shareholders’ equity received	-	-	982
Interest on shareholders’ equity expenses	-	634,780	201,280
Prescribed dividends	(30,495)	(5,613)	(7,483)
Non-deductible expenses, gifts, incentives and dividends received	(68,052)	(47,576)	(24,532)
Other additions (exclusions)	(17,445)	46,543	-
Total general (IRPJ + CSLL)	(2,469,293)	(1,295,475)	(1,045,762)
Effective Rate	36%	23%	30%
Current income and social contribution taxes	(1,628,669)	(928,132)	(926,868)
Deferred income and social contribution taxes	(840,824)	(367,343)	(118,894)

For the years ended December 31, 2012 and 2011, the total amount of changes in deferred assets and liabilities consolidated is R$826,977 and R$346,001 respectively, net of other changes.

The breakdown of assets and liabilities for deferred income and social contribution taxes on temporary expenses is presented in Note 8.2.

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

The table below shows, the calculation of earnings per share as of December 31, 2012, 2011 and 2010:

	2012	2011	2010
Net income attributable to the shareholders:	4,453,573	4,355,318	2,398,836
Common shares	1,418,011	1,381,068	749,615
Preferred shares	3,035,562	2,974,250	1,649,221
Numbers of shares:	1,123,463	928,005	505,841
Weighted average common shares outstanding during the year	381,338	313,748	168,609
Weighted average preferred shares outstanding during the year	742,125	614,257	337,232
Basic and diluted earnings per share:
Common shares	3.72	4.40	4.45
Preferred shares	4.09	4.84	4.89

32.	Transactions with related parties

32.a) Terms and conditions of transactions with related parties:

		Balance Sheets - Current assets
		2012			2011
		Current assets		Noncurrent assets	Current assets		Noncurrent assets
Company	Nature of transaction	Trade accounts receivable, net	Other assets	Other assets	Trade accounts receivable, net	Other assets	Other assets
Controller
SP Telecomunicações Participações Ltda.	o)	1	19	545	-	4	-
Telefónica Internacional S.A.	o)	-	149	17,393	-	221	17,022
Telefónica S. A.	o)	-	54	137	-	482	1,591
		1	222	18,075	-	707	18,613
Other companies of the group
Atento Brasil S. A.	a) / b)	-	-	-	13,350	1,370	-
T.Usa	m)	1,925	-	-	913	-	-
Telefonica da Argentina S. A.	n)	2,462	-	-	2,452	-	-
Telefónica de España S. A.	n)	2,476	-	-	5,320	-	-
Telefónica Del Peru	d) / n)	1,764	3,216	236	1,750	8,913	-
Telefonica Engenharia de Segurança do Brasil Ltda.	a) / g) / o)	556	1,915	293	484	1,552	287
Telefônica International Wholesale Services Brasil Ltda.	a) / g) / o)	641	218	22	1,683	448	22
Telefónica International Wholesale Services Espanha	m)	7,072	-	-	6,057	-	-
Telefónica Moviles España S.A.	n)	3,239	-	-	5,424	-	-
Telefônica Serviços Empresariais do Brasil Ltda.	a) / b) / g) / o)	1,770	15,605	1,009	1,068	15,622	932
Telefônica Transportes e Logistica Ltda.	a) / b) / g) / o)	206	102	7	16	147	-
Terra Networks Brasil S. A.	a) / g) / o)	3,286	6,054	13	3,729	5,776	16
Others	a) / d) / g) / n)	15,624	10,701	463	15,654	5,750	344
		41,021	37,811	2,043	57,900	39,478	1,601
Total		41,022	38,033	20,118	57,900	40,285	20,214

		Balance Sheets - Current Liabilities
		2012			2011
		Liabilities		Noncurrent liabilities	Liabilities		Noncurrent liabilities
Company	Nature of transaction	Trade accounts payable	Other liabilities	Other liabilities	Trade accounts payable	Other liabilities	Other liabilities
Controller
SP Telecomunicações Participações Ltda.	o)	2,685	4,028	4,689	-	-	-
Telefónica Internacional S.A.	o)	601	1,086	-	24,878	20,389	-
Telefónica S. A.	p)	3,168	35,162	-	4,394	38,346	-
		6,454	40,276	4,689	29,272	58,735	-
Other companies of the group
Atento Brasil S. A.	c)	-	-	-	182,654	4,038	338
T.Usa	i)	1,051	6,680	106	-	42	97
Telefonica da Argentina S. A.	n)	1,577	-	-	1,260	-	-
Telefónica de España S. A.	n)	2,158	-	-	3,997	-	-
Telefónica Del Peru	n)	49	-	-	61	-	700
Telefonica Engenharia de Segurança do Brasil Ltda.	f)	3,828	-	8	5,704	43	210
Telefônica International Wholesale Services Brasil Ltda.	i)	68,552	-	305	29,080	-	505
Telefónica International Wholesale Services Espanha	i)	869	2,342	-	716	2,686	-
Telefónica Moviles España S.A.	n)	4,196	-	-	5,984	-	-
Telefônica Serviços Empresariais do Brasil Ltda.	j) / o)	17,783	36	1,521	10,553	162	2,976
Telefônica Transportes e Logistica Ltda.	k)	32,648	272	165	36,341	269	144
Terra Networks Brasil S. A.	l)	1,366	19	291	1,081	19	-
Others	e) / h) / n)	15,096	522	116	24,365	482	6
		149,173	9,871	2,512	301,796	7,741	4,976
Total		155,627	50,147	7,201	331,068	66,476	4,976

		Income Statements - Revenues and Incomes
		2012		2011
Company	Nature of transaction	Revenues	Expenses	Revenues	Expenses
Controller
SP Telecomunicações Participações Ltda.	o)	-	(12,639)	4	(357,805)
Telefónica Internacional S.A.	o)	43,211	-	1	(603,066)
Telefónica S. A.	o) / p)	3,691	(142,791)	-	(578,363)
		46,902	(155,430)	5	(1,539,234)
Other companies of the group
Atento Brasil S. A.	a) / b) / c)	50,580	(979,672)	51,148	(1,041,829)
T.Usa	m) / i)	3,318	(7,832)	2,431	(105)
Telefonica da Argentina S. A.	n)	3,563	(2,354)	3,254	(2,140)
Telefónica de España S. A.	n)	4,585	(3,736)	6,266	(5,643)
Telefónica Del Peru	d) / n)	3,844	-	3,788	-
Telefonica Engenharia de Segurança do Brasil Ltda.	a) / f) / g) / o)	2,374	(7,077)	1,133	(5,454)
Telefônica International Wholesale Services Brasil Ltda.	a) / g) / i) / o)	8,725	(120,876)	5,741	(88,642)
Telefónica International Wholesale Services Espanha	i) / m)	20,476	(13,917)	11,918	(14,625)
Telefónica Moviles España S.A.	n)	-	(4,841)	9,190	(7,985)
Telefônica Serviços Empresariais do Brasil Ltda.	a) / b) / g) / j) / o)	6,125	(97,665)	6,553	(94,644)
Telefônica Transportes e Logistica Ltda.	a) / b) / g) / k) / o)	1,078	(86,710)	67	(80,887)
Terra Networks Brasil S. A.	a) / g) / l) / o)	7,317	(4,448)	8,461	(5,604)
Others	a) / d) / e) / g) / h) / n)	5,027	(3,172)	8,445	(30,678)
		117,012	(1,332,300)	118,395	(1,378,236)
Total		163,914	(1,487,730)	118,400	(2,917,470)

a)	Fixed and mobile telephony services: Fixed and mobile telecommunication services provided to Telefônica group.

b)
Rental of buildings and sale of call center assets. Rental of Company buildings where the call center infrastructure is installed and sale of fixed assets used in call center operations to Atento Brasil, Telefonica Serviços Empresariais do Brasil and Telefônica Transportes e Logística;

c)	Supporting services to teleservice, collection, back-office and sales promoters centers: Provided by Atento Brasil;

d)	Expenses incurred: These are transferred to the Company by Media Networks Latin and Telefónica Del Peru;

e)	Digital TV services: provided by Media Networks Latin;

f)	Rental and maintenance of safety equipment: provided by Telefônica Engenharia e Segurança do Brasil;

g)	Corporate services: these are transferred by the cost effectively incurred for these services;

h)	System development and maintenance services: provided by Telefônica Global Technology;

i)
Infrastructure for international transmission to various data circuits and connection services: provided by Telefônica International Wholesale Brasil; Telefônica International Wholesale Services; and Telefônica USA;

j)	Administrative management services: financial, equity, accounting and human resources services provided by Telefonica Serviços Empresariais do Brasil;

k)	Logistic operation services, messenger and carrier: these are provided by Telefônica Transportes e Logística;

l)	Provider of voice portal content: these services are provided by Terra Networks Brasil;

m)	Data communication and integrated solutions: provided for Telefônica International Wholesale Services and Telefónica Usa;

n)	Long distance call and international roaming services: provided by companies from Telefônica group;

o)	Reimbursement of expenses: come from consulting fees, expenses for salaries and other expenses paid by the Company to be reimbursed by the companies of Telefónica Group, and

p)	Brand Fee: assignment of use rights paid to Telefônica brand.

32.b) Management compensation

The amount paid (consolidated) by the Company to the Board of Directors and Statutory Directors for the year ended December 31, 2012 is approximately R$21,586 (R$27,476 in December 2011). Of this amount R$16,856 (R$21,225 in December 2011) correspond to salaries, benefits and social charges, and R$4,730 (R$6,251 in December 2011) to variable compensation.

These amounts were recorded as labor cost, according to function groups in Cost of Services, and Marketing Expenses General and administrative expenses (notes 25, 26 and 27).

For the years ended December 31, 2012 and 2011, our Directors and Managing Officers were not granted any security, pension or similar benefits.

33.	Insurance

The Company and its subsidiaries’ polices as well as those of the Telefónica Group includes insurance coverage for all assets and liabilities of high risk and significant values, in accordance with the management’s judgment  and follows Telefónica S.A.’s corporate program guidelines. The risk assumptions adopted, given their nature, are not included in the audit scope of the financial statements and, accordingly, they were not audited by our independent auditors.

The main assets, liabilities or interests covered by insurance and their respective amounts are as follows:

Type	Insurance Coverage

Operational risks (with loss of profits)	R$	1,095,420
Optional civil responsibility - general	R$	40,293
ANATEL guarantee insurance	R$	24,644

34.	Stock options

In 2012 and 2011, the Company’s parent company, Telefônica S.A., maintained different share-based compensation plans, which were also offered to managing officers and employees from its subsidiaries, including Telefônica Brasil and its subsidiaries.

The options’ fair value is estimated at concession date, based on the options binomial pricing model, which considers the terms and conditions for concession of these instruments.

The Company reimburses to Telefônica S.A. the fair value of the benefit delivered to managing officers and employees at concession date.

The key plans available at the end of years 2012 and 2011 are detailed below:

a)	Plan of rights on Telefônica S.A. shares: Performance Share Plan (PSP)

The General Shareholders’ Meeting of Telefônica S.A. held on June 21, 2006, approved a long-term incentive plan for executives of Telefônica S.A. and its subsidiaries, which consists in the delivering to the selected participants, after the necessary requirements determined in this plan are met, a certain number of Telefônica S.A. shares, as variable compensation.

The plan’s initially estimated total term is seven years. The plan is divided into five three-year cycles, each of them starting at July 1 (initial date) and ending at June 30 of the third year following the initial date (end date). At the beginning of every cycle, the number of shares delivered to plan beneficiaries will be determined based on the objectives accomplished by them. Shares will be delivered after every cycle’s end date, as the case may be. These cycles are independent from one another, and the first one begins at July 1, 2006 (with delivery of shares at July 1, 2009), and the fifth cycle begins at July 1, 2010 (with delivery of shares as from July 1, 2013, as the case may be).

Conditions for the granting of shares are:

-	The permanence in the company for each cycle three-year term, subject to certain special conditions in relation to write-offs.

-
The concrete number of shares to be delivered at the end of each cycle will depend on the success level and maximum number of shares attributed to each executive. The level of success is based on the comparison of the shareholder compensation evolution, considering quotation and dividends (Total

Shareholder Return, TSR) of Telefônica shares in relation to the TSR corresponding to a set of companies from the telecommunication segment, constituting the Comparison Group. A maximum number of shares are attributed to every employee registered in the plan, and the concrete number of shares to be delivered at the end of the cycle is obtained by the multiplication of this maximum number by the success level reached at this date. This will be 100% if the evolution of Telefônica TSR is equal or above the third quarter of the Comparison Group, and 30% if this evolution is equal to the average. If the evolution is maintained between both values, a liner interpolation will be made, and if it is below the average, nothing is delivered.

At June 30, 2011 and 2012, the third and fourth cycle of this incentive plan had matured and the following maximum number of shares were attributed to executives of Telefônica Brasil and its subsidiaries:

Cycle	Nº of Shares	Unit Value in Euros	Date of Completion
3rd cycle July 1, 2008	186,186	8.39	June 30, 2011
4rd cycle July 1, 2009	169,323	8.41	June 30, 2012

After the maturity of the third and fourth plan cycles in July 2011 and 2012, 186,186 and zero shares, respectively, were delivered to all executives of Telefônica Brasil and its subsidiaries which were included in these cycles. In the fourth cycle, no shares were delivered because the minimum determined in TSR program was not reached.

The maximum number of shares attributed in the outstanding cycle as of December 31, 2012 is as follows:

Cycle	Nº of Shares	Unit Value in Euros	Date of Completion
5th cycle July, 1, 2010	170,219	9.08	June 30, 2013

b)	“Performance & Investment Plan” or “PIP”

The General Shareholders’ Meeting of Telefónica, S.A. held on May 18, 2011 approved a long-term plan, whose objective is to praise commitment, outstanding performance and the high potential of its Global Officers by granting them Telefónica S.A. shares.

The participants do not need to pay for their initial attributed shares and may increase the number of shares they may receive at the end of the plan if they elect to make a joint investment in their PIP. The co-investment requires that the participant acquires and maintain up to the end of the cycle the equivalent to 25% of initial shares granted by Telefónica S.A. Over the participant’s co-investment, Telefônica S.A. will increase the initial shares by 25%.

Total plan’s initially estimated term previewed is three years. The cycle started at July 1, 2011, and will end at June 30, 2014. The number of shares is informed at the beginning of the cycle and after 3 years from the share granting date, these will be transferred to the participants if the goals are achieved.

Conditions for the granting of shares are:

-	Maintenance of an active employment relationship with Telefônica Group at the cycle consolidation date;

-
Achievement, by Telefônica, of results representing the compliance of the objectives determined for the plan: The success level is based on the comparison of the shareholders’ compensation, obtained through TSR, in relation to the performance of the TSR of Comparison Group companies predefined.

-	All shares will be delivered if the TSR of Telefônica S.A. exceeds the TSR of companies representing 75% of the stock market capitalization of the Comparison Group.

-	30% of shares will be delivered if the TSR of Telefônica S.A. is at the same level or above the TSR of companies representing 50% of the stock market capitalization of the Comparison Group.

-	Determined by linear interpolation if the TSR of Telefônica S.A. is between 50% and 75% of the stock market capitalization of amounts of the Comparison Group.

-	No shares will be delivered if the TSR of Telefônica S.A. is below the TSR of companies representing 50% of the stock market capitalization of the Comparison Group.

The maximum number of shares attributed in the two outstanding cycles as of December 31, 2012 is as follows:

Cycle	Nº of Shares	Unit Value in Euros	Date of Completion
1st cycle July 1 2011	208,269	8.28	June 30, 2014
2st cycle July 1 2012	345,026	8.28	June 30, 2015

c)	Global Telefônica S.A. share-based plan: Global Employee Share Plan” or “GESP”.

The General Shareholders’ Meeting of Telefónica, S.A. held on May 18, 2011, approved a share incentive purchase plan for all the employees of the Telefónica Group around the whole world, including employees of Telefônica Brasil and its subsidiaries. Under this plan, participants are offered the possibility of acquiring Telefónica, S.A. shares, with this company assuming the obligation of giving commits to participants a certain number of its shares, whenever certain requisites are met, free of charge.

The plan’s estimated total term is two years. Employees subscribed to the Plan were able to purchase Telefónica S.A. shares through monthly payments of up to 100 euros (or equivalent amount in local currency), up to a maximum of 1,200 euros over a period of twelve months (acquisition period). The delivery of shares will occur, as applicable, after the vesting period, as from December 1, 2014, and the conditions to be met are as follows:

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

The vesting period began in November 2012 and, at December 31, 2012, the number of employees of Telefônica Brasil and its subsidiaries participating in the Plan totals 935.

Telefônica Brasil and its subsidiaries registered the following expenses with personnel referring to the share-based compensation plans for years ended December 31, 2012, 2011 and 2010:

Plans	2012	2011	2010
PSP	3,994	10,101	9,516
PIP	3,000	4,509	-
GESP	3,435	2,298	840
Total	10,429	16,908	10,356

35.	Post-retirement benefit plans

The following table describes the plans sponsored by the Company with their respective benefits.

Plan	Type (1)	Entity	Sponsor
PBS-A	BD	Sistel	Telefônica Brasil and Vivo in conjunction with the other telecommunication companies resulting from the breakup of Telebras.
PAMA/PCE	Health care plan	Sistel	Telefônica Brasil and Vivo in conjunction with the other telecommunication companies resulting from the breakup of Telebras.
CTB	BD	Telefónica Brasil	Telefônica Brasil
PBS	BD/Hybrid	VisãoPrev	Telefônica Brasil and Vivo
PREV	Hybrid	VisãoPrev (2)	Vivo S.A.
VISÃO	CD/Hybrid	VisãoPrev	A. Telecom, Telefônica Data, Telefônica Brasil, Vivo and VisãoPrev Companhia de Previdência Complementar

(1)	BD = Defined Benefit Plan;
CD = Defined Contribution Plan;
Hybrid = Benefit plan providing both benefits structured as define benefits and defined contributions.
(2)	Except CELPREV plan, managed by Sistel.

The Company and its subsidiaries, together with other companies from the former Sistema Telebrás, sponsor private pension and healthcare plans to retired professionals, as follows: i) PBS-A; ii) PAMA; iii) CTB ; iv) PBS-Telefônica, PBS-Telesp Celular, PBS-TCO, PBS Tele Sudeste Celular and PBS Tele Leste Celular; v) TCP Prev, TCO Prev and CelPrev; and vi) Plano de Benefícios Visão Telefônica and Visão Celular – Celular CRT, Telerj Celular, Telest Celular, Telebahia Celular e Telergipe Celular.

The Company and its subsidiaries sponsor, individually, a defined benefit retirement plan (PBS plan), administered by Visão Prev. The Company and its subsidiaries also participate in a multi-sponsored pension (PBS-A) and healthcare (PAMA) plan to the Company’s retired employees and their dependents (administered by Fundação Sistel, with a fund already set up and supported by contribution from participants), with shared costs. Contributions to PBS plans are determined based on actuarial analyses prepared by independent actuarial in accordance with the effective standards in Brazil. The costing determination regime is capitalization, and the contribution due by the sponsoring party is fixed at a discount percentage applied to the payroll of participant employees, as follows:

Plan	%
PBS Telesp	6.82
PBS Telesp Celular	7.16
PBS Tele Sudeste Celular	6.64
PBS Telemig Celular	6.11
PAMA	1.5

For other employees of the Company and its subsidiaries, there is an individual defined contribution plan, named Visão Benefit Plan, and both are administered by Visão Prev Companhia de Previdência Complementar. These plans depend on contributions from participants (employees) and sponsors, which are credited in the participants’ individual bank accounts. The Company and its subsidiaries are responsible for all administrative and maintenance expenses of these plans, including the risk of death and disability of plan participants. Contributions made by the Company and its subsidiaries to these plans are equal to participant contributions, ranging from 2% to 9% of their monthly salaries, and from 0% to 8% the monthly salary of Vivo Prev participants (pension plan maintained by subsidiary Vivo S.A.), according to the percentage elected by plan participants.

Additionally, the Company complements the pension plan of certain employees of former Companhia Telefônica Brasileira (CTB).

Vivo also sponsors CelPrev. CelPrev participants can make three types of contributions, as follows: (a) basic regular contribution: variable percentage, from 0% to 2% of plan participants’ monthly salary; (b) additional regular contribution: variable percentage, from 0% to 6% of plan participant’s monthly salary exceeding 10 Plan Standard Reference Units; and (c) voluntary contribution: percentage freely elected by plan participants and applied over their plan participation monthly salary. Sponsor can make four types of contribution, as follows: (a) basic regular contribution: equal to the participant’s basic regular contribution, not including the contribution for sickness allowance and administrative expenses; (b) additional regular contribution: equal to the additional regular contribution, less administrative expenses; (c) occasional contribution: made voluntarily and whose frequency is determined by the sponsor; and (d) special contribution: contribution allocated exclusively to the sponsor’s employees who do not belong to PBS and started participating within 90 days from CelPrev initial date.

The actuarial valuation of the plans was made in December 2012 and 2011, based on the participants record as of August 31 and July 31, 2012 for plans managed by VisãoPrev and Sistel, respectively, both planned for December 31, 2012 and based on the participants record as of August 31 and September 30, 2011 for plans managed by VisãoPrev and Sistel, respectively, both planned for December 31, 2011, adopted by the unit credit method and actuarial gains and losses generated at every year are immediately recognized in equity (under other comprehensive income).

Plan assets are allocated at December 31, 2012 and 2011, respectively, and for multi-sponsored plans (PAMA and PBS-A), the apportionment of plan assets was made based on the company’s actuarial liabilities in relation to the plan’s total actuarial liabilities.

Actuarial liabilities referring to the plans mentioned above are recorded under “Provisions” (Note 20).

Consolidated actuarial liabilities as of December 31, 2012 and 2011 were as follows:

Plan	2012	2011

CTB	50,652	34,615
PAMA	341,617	273,373
PBS	-	905
Total	392,269	308,893

Reconciliation of assets and liabilities

	2012
	PBS-A (i)	CTB	PAMA (i)	PBS	Visão	PREV	Total

Total actuarial liabilities	1,376,229	50,652	437,241	229,119	34,666	53,559	2,181,466
Fair value of assets	2,136,722	-	95,624	342,323	61,189	106,150	2,742,008
Liabilities (assets), net	(760,493)	50,652	341,617	(113,204)	(26,523)	(52,591)	(560,542)
Assets limitation	760,493	-	-	112,246	8,685	23,339	904,763
Noncurrent assets	-	-	-	(958)	(17,838)	(29,252)	(48,048)
Noncurrent liabilities	-	50,652	341,617	-	-	-	392,269

	2011
	PBS-A (i)	CTB	PAMA (i)	PBS	Visão	PREV	Total

Total actuarial liabilities	1,214,453	34,615	366,660	242,227	33,986	46,251	1,938,192
Fair value of assets	1,882,195	-	93,287	294,602	108,793	73,689	2,452,566
Liabilities (assets), net	(667,742)	34,615	273,373	(52,375)	(74,807)	(27,438)	(514,374)
Assets limitation	667,742	-	-	53,195	44,375	26,745	792,057
Noncurrent assets	-	-	-	(85)	(30,432)	(693)	(31,210)
Noncurrent liabilities	-	34,615	273,373	905	-	-	308,893

i)	Refers to the company’s and its subsidiaries’ proportional interest in PAMA and PBS-A multi-sponsored plan assets and liabilities.

b) Total expenses recognized in the income statement

	2012
	CTB	PAMA	PBS	Visão	PREV	Total

Current service cost	-	165	853	4,601	3,872	9,491
Interest cost	3,164	35,026	22,780	3,085	4,260	68,315
Expected return on plan assets	-	(10,847)	(35,944)	(13,392)	(9,001)	(69,184)
	3,164	24,344	(12,311)	(5,706)	(869)	8,622

	2011
	CTB	PAMA	PBS	Visão	PREV	Total

Current service cost	-	252	821	3,971	2,482	7,526
Interest cost	1,978	29,173	17,838	3,062	3,487	55,538
Expected return on plan assets	-	(8,163)	(25,654)	(6,940)	(5,795)	(46,552)
	1,978	21,262	(6,995)	93	174	16,512

	2010
	CTB	PAMA	PBS	Visão	Total

Current service cost	-	159	78	3,663	3,900
Interest cost	2,148	23,038	8,803	2,865	36,854
Expected return on plan assets	-	(6,489)	(11,334)	(11,970)	(29,793)
	2,148	16,708	(2,453)	(5,442)	10,961

c) Amounts recognized in other comprehensive income

	2012
	CTB	PAMA	PBS	Visão	PREV	Total

Actuarial (gains) losses	17,216	43,940	(48,381)	57,611	(20,559)	49,827
Limitation effect	-	-	59,051	(35,690)	(3,406)	19,955
Total cost recognized in other comprehensive income	17,216	43,940	10,670	21,921	(23,965)	69,782

	2011
	CTB	PAMA	PBS	Visão	PREV	Total

Actuarial (gains) losses	15,398	36,581	22,643	30,628	(6,552)	98,698
Limitation effect	-	-	(12,231)	(28,903)	7,612	(33,522)
Total cost recognized in other comprehensive income	15,398	36,581	10,412	1,725	1,060	65,176

	2010
	CTB	PAMA	PBS	Visão	Total

Actuarial (gains) losses	(1,809)	13,069	(7)	(1,138)	10,115
Limitation effect	-	-	2,472	47,998	50,470
Total cost recognized in other comprehensive income	(1,809)	13,069	2,465	46,860	60,585

d) Changes in net actuarial (assets) liabilities

	PBS-A	CTB	PAMA	PBS	Visão	PREV	Total

Plan liabilities (Assets) as of 01/01/2011	-	20,818	198,182	-	(27,171)	-	191,829
Business Combination	(17,809)	-	17,431	(50,294)	(11,048)	(19,961)	(81,681)
Expenses in 2011	(92,030)	1,978	21,262	(6,995)	93	174	(75,518)
Contributions of the companies to plans in 2011	-	(3,579)	(83)	(294)	(5,016)	(1,100)	(10,072)
Amounts recognized in other comprehensive income	109,839	15,398	36,581	58.403	12,710	20,194	253,125
Liabilities (Assets) as of 12/31/2011	-	34,615	273,373	820	(30,432)	(693)	277,683

Expenses in 2012	(129,671)	3,164	24,344	(12,311)	(5,706)	(869)	(121,049)
Contributions of the companies to plans in 2012	-	(4,343)	(40)	(136)	(3,621)	(3,725)	(11,865)
Amounts recognized in other comprehensive income	129,671	17,216	43,940	10,669	21,921	(23,965)	199,452
Liabilities (Assets) as of 12/31/2012	-	50,652	341,617	(958)	(17,838)	(29,252)	344,221

Actuarial asset recognized in the balance sheet	-	-	-	(958)	(17,838)	(29,252)	(48,048)
Actuarial liability recognized in the balance sheet	-	50,652	341,617	-	-	-	392,269

e) Changes in actuarial liabilities

	PBS-A	CTB	PAMA	PBS	Visão	PREV	Total

Actuarial liabilities as of January 1, 2011	1,138,330	20,818	272,140	94,177	31,915	-	1,557,380
Business Combination	35,091	-	23,936	117,481	161	49,656	226,325
Cost of current service	-	-	251	821	3,970	2,482	7,524
Interest on actuarial liabilities	114,725	1,978	29,173	17,838	3,062	3,487	170,263
Benefits paid in the year	(97,917)	(3,579)	(13,390)	(13,385)	(5,900)	(1,113)	(135,284)
Contributions of participants in the year		-	-	345	-	-	345
Actuarial (gains) losses in the year	24,224	15,398	54,550	24,950	778	(8,261)	111,639

Actuarial liabilities as of December 31, 2011	1,214,453	34,615	366,660	242,227	33,986	46,251	1,938,192

Cost of current service	-	-	165	853	4,601	3,872	9,491
Interest on actuarial liabilities	113,362	3,164	35,026	22,780	3,085	4,260	181,677
Benefits paid in the year	(101,793)	(4,343)	(14,821)	(13,323)	(1,322)	(1,606)	(137,208)
Contributions of participants in the year		-	-	270	180	113	563
Actuarial (gains) losses in the year	150,207	17,216	50,211	(23,688)	(5,864)	669	188,751

Actuarial liabilities as of December 31, 2012	1,376,229	50,652	437,241	229,119	34,666	53,559	2,181,466

f) Changes in plan assets

	PBS-A	CTB	PAMA	PBS	Visão	PREV	Total
Fair value of plan assets as of January 1, 2011	1,717,746	-	73,959	111,612	121,378	-	2,024,695
Business Combination	52,900	-	6,505	167,775	11,209	69,617	308,006

Benefits paid in the year	(97,917)	(3,579)	(13,390)	(13,385)	(5,900)	(1,113)	(135,284)
Total contributions in the year	-	3,579	81	640	5,017	1,099	10,416
Expected return on plan assets in the year	206,757	-	8,163	25,654	6,940	5,795	253,309
Gains / (losses) on assets	2,709	-	17,969	2,306	(29,851)	(1,709)	(8,576)

Fair value of plan assets as of December 31, 2011	1,882,195	-	93,287	294,602	108,793	73,689	2,452,566

Benefits paid in the year	(101,793)	-	(14,821)	(13,323)	(1,322)	(1,606)	(132,865)
Total contributions in the year	-	-	39	406	3,801	3,840	8,086
Expected return on plan assets in the year	243,033	-	10,847	35,944	13,392	9,001	312,217
Gains / (losses) on assets	113,287	-	6,272	24,694	(63,475)	21,226	102,004

Fair value of plan assets as of December 31, 2012	2,136,722	-	95,624	342,323	61,189	106,150	2,742,008

g) Expenses estimated for 2013

	CTB	PAMA	PBS	Visão	PREV	Total

Cost of current service	-	139	643	4,147	4,270	9,199
Net interest on net actuarial assets/liabilities	4,127	30,811	(101)	(1,721)	(2,703)	30,413
Total expenses (reversions) for 2013	4,127	30,950	542	2,426	1,567	39,612

h) Actuarial assumptions

2012	Expected return rate on plan assets	Future salary growth rate	Medical care cost growth rate	Annual nominal index of private pension benefit restatement	Medical service eligibility age	Retirement age	Rate used to present value discount of the actuarial liabilities

PBS	8.7% to 8.91%	6.18%	N/A	4.5%	N/A	Eligibility for regular retirement	8.7% to 8.91%

Visão	8.32% to 8.84%	6.18%	N/A	4.5%	N/A	Eligibility for regular retirement	8.32% to 8.84%

PREV	8.5% to 9.05%	6.18%	N/A	4.5%	N/A	Eligibility for regular retirement	8.5% to 9.05%

CTB	8.57%	6.18%	N/A	4.5%	N/A	Eligibility for regular retirement	8.57%

PAMA	9.02%	N/A	7.64%	N/A	5% upon reaching 52 years old and 10 years participating; 3% for each subsequent year; 100% in eligibility for regular retirement	N/A	9.02%

PBS-A	8.67%	N/A	N/A	4.5%	N/A	N/A	8.67%

Note: These are all nominal rates, except for the rate of increase upon use of medical services.

In addition to the above-mentioned assumptions, other assumptions common to all plans were adopted, as follows:

•	Inflation rate: 4.5%;

•	Capacity factor for salaries and benefits: 98%;

•	Turnover: 0.15 (years of service +1), zero from age 50;

•	Disability entry table: Mercer Disability;

•	Actuarial Table: AT2000 segregated by sex; and

•	Disability mortality table: IAPB-57.

2011	Expected return rate on plan assets	Future salary growth rate	Medical care cost growth rate	Annual nominal index of private pension benefit restatement	Medical service eligibility age	Retirement age	Rate used to present value discount of the actuarial liabilities

PBS	11.60%	PBS: 6.54%	N/A	4.5%	N/A	Eligibility for regular retirement	9.73%
Visão	11.60%	Visão: 7.20%	N/A	4.5%	N/A	Eligibility for regular retirement	9.73%

PBS Telemig	12.08%	N/A	N/A	4.5%	N/A	Eligibility for regular retirement	9.73%

Celprev /PREV	Celprev: 11.10% PREV: 11.60%	Celprev: 7.19% PREV: 7.20%	N/A	4.5%	N/A	Eligibility for regular retirement	9.73%

CTB	N/A	N/A	N/A	4.5%	N/A	Eligibility for regular retirement	9.73%

PAMA	11.07%	N/A	7.64%	N/A	5% upon reaching 52 years old and 10 years participating; 3% for each subsequent year; 100% in eligibility for regular retirement	N/A	9.73%

PBS-A	12.08%	N/A	N/A	4.5%	N/A	N/A	9.73%

Note: These are all nominal rates, except for the rate of increase upon use of medical services.

In addition to the above-mentioned assumptions, other assumptions common to all plans were adopted, as follows:

•	Inflation rate: 4.5%;

•	Capacity factor for salaries and benefits: 98%;

•	Turnover: 0.15 (years of service +1), zero from age 50;

•	Disability entry table: Mercer Disability;

•	Actuarial Table: AT2000 segregated by sex; and

•	Disability mortality table: IAPB-57.

i) Expected long-term investment return

	2012	2011
Percentage of allocation of plan assets
Capital instruments	11.52%	5.87%
Debt instruments	88.30%	92.87%
Other	0.18%	1.26%
Total	100.00%	100.00%

Expected return from plan assets
Capital instruments	8.5% to 11.4%	16.36%
Debt instruments	8.5% to 9.06%	12.46%
Other	8.5% to 10.57%	11.67%

Expected long-term investment return rates related to the plans assessed were selected by the Company, being determined based on expected long-term profitability, considering long-term projections provided by Tendências Consultoria and ANBIMA data, among others, as follows:

•	Variable income assets: historic risk premium estimated by the actuarial advisor;

•	Prefixed securities: weighted average rate based on National Treasury Bills (LTN) available and National Treasury Notes – F Series (NTN-F) market portfolio;

•	Assets linked to inflation: weighted average rate based on NTN-B and NTN-C portfolio available in the market;

•	Foreign exchange securities: average SELIC rate weighted by the foreign exchange variation rate projected for the following 10 years;

•	Fixed income assets: average internal nominal interest rate variation, projected for the following 10 years;

•	Loans to participants: the higher rate between CDI and the plan actuarial goal is considered;

•	Properties: the plan actuarial goal used was that of its administrator.

j) History of assets and obligations observed

	2012	2011	2010	2009	2008

Present value of liabilities	805,236	723,739	419,050	386,722	337,480
Fair value of assets	605,286	570,371	309,949	289,239	253,695
Deficit (surplus) of plans	199,950	153,368	112,101	97,483	83,785
Experience adjustment on liabilities	38,543	87,413	5,397	30,043	39,929
Experience adjustment on assets	(11,283)	(11,284)	(1,352)	(19,826)	(8,598)

k) Schedule of benefits to be paid in next years

	2013	2014	2015	2016	2017	2018 thereof

Defined pension plan	143,430	149,216	155,112	161,678	168,029	7,577,033

l) Significant considerations on PAMA Plan

The effect of a one percent increase and the effect of one percent decrease in medical cost trend rates are as follows:

	2012	2011

Effect on projected medical expense trend rates

For an increase of 1% in projected medical expense trend rates
(i) Total effect on costs of current services and interest on liabilities	6,431	5,639
(i) Total effect on the present value of liabilities	70,393	57,677

For a decrease of 1% in projected medical expense trend rates
(i) Total effect on costs of current services and interest on liabilities	(5,278)	(4,653)
(i) Total effect on the present value of liabilities	(57,867)	(47,581)

36.	Financial instruments

The Company and its subsidiaries assessed their financial assets and liabilities in relation to market values, based on information available and appropriate valuation techniques.  However, both interpreting market data and selecting valuation techniques require considerable judgment and reasonable estimates to calculate the most appropriate realizable value.  As such, the estimates presented do not necessarily indicate the amounts which may be realized in the current market.  The use of different market hypothesis and/or methodologies may have a significant effect on the estimated realizable values.

Breakdown of financial assets and liabilities at December 31, 2012 and 2011 is as follows:

At December 31, 2012:

	Fair value		Amortized cost
	Hedge	Available for sale	Loans and receivables	Level 1 Market price	Level 2 Estimated based on other market data	Total Book Value	Total Fair Value
Financial assets
Current assets
Cash and cash equivalents (Note 5)	-	-	7,196,079	-	-	7,196,079	7,196,079
Derivative transactions (Note 36)	41,109	-	-	-	41,109	41,109	41,109

Noncurrent assets
Interests in other companies (Note 36)	-	23,683	-	23,683	-	23,683	23,683
Derivative transactions (Note 36)	286,278	-	-	-	286,278	286,278	286,278
Total financial assets	327,387	23,683	7,196,079	23,683	327,387	7,547,149	7,547,149

	Measured at fair value through profit or loss	Amortized cost	Hedge	Level 2 Estimated based on other market data	Total Book Value	Total Fair Value
Financial liabilities
Current liabilities
Loans and financing (note 18)	365,192	890,131	-	365,192	1,255,323	1,456,466
Debentures (Note 18)	6,013	696,202	-	6,013	702,215	811,919
Derivative transactions (Note 36)	470	-	29,116	29,586	29,586	29,586

Noncurrent liabilities
Loans and financing (note 18)	1,009,673	2,746,328	-	1,009,673	3,756,001	3,581,630
Debentures (Note 18)	90,235	2,163,455	-	90,235	2,253,690	2,158,008
Derivative transactions (Note 36)	-	-	26,545	26,545	26,545	26,545
Total financial liabilities	1,471,583	6,496,116	55,661	1,527,244	8,023,360	8,064,154

At December 31, 2011:

		Fair value		Amortized cost
	Measured at fair value through profit or loss	Hedge	Available for sale	Loans and receivables	Investments held to maturity	Level 1 Market price	Level 2 Estimated based on other market data	Total Book Value	Total Fair Value
Financial assets
Current assets
Cash and cash equivalents (note 5)	-		-	2,940,342	-	-	-	2,940,342	2,940,342
Derivative transactions (Note 36)	730	1,110	-	-	-	-	1,840	1,840	1,840

Noncurrent assets
Interests in other companies (Note 36)	-	-	37,696	-	-	37,696	-	37,696	37,696
Derivative transactions (Note 36)	-	225,935	-	-	-	-	225,935	225,935	225,935
Amounts linked to the National Treasury Securities (note 10)	-	-	-	-	13,819	-	-	13,819	13,819

Total financial assets	730	227,045	37,696	2,940,342	13,819	37,696	227,775	3,219,632	3,219,632

	Measured at fair value through profit or loss	Amortized cost	Hedge	Level 2 Estimated based on other market data	Total Book Value	Total Fair Value
Financial liabilities
Current liabilities
Loans and financing (note 18)	34,802	953,611	-	34,802	988,413	1,220,811
Debentures (Note 18)	5,537	463,087	-	5,537	468,624	521,057

Derivative transactions (Note 36)	1,327	-	49,835	51,162	51,162	51,162

Noncurrent liabilities
Loans and financing (note 18)	969,977	2,989,138	-	969,977	3,959,115	3,586,462
Debentures (Note 18)	81,853	705,954	-	81,853	787,807	722,453
Derivative transactions (Note 36)	-	-	78,369	78,369	78,369	78,369

Total financial liabilities	1,093,496	5,111,790	128,204	1,221,700	6,333,490	6,180,314

Equity interests

The Company has direct and indirect equity interests, arising from the privatization process. Such investments, measured at market value, consider the latest quotation available at December 31, 2012 and 2011.

At December 31, 2012 and 2011, the breakdown of equity interest, at market value, is as follows:

	2012	2011

Zon Multimédia (a)	-	9,117
Other investments	23,683	28,718
Total	23,683	37,835

(a)	On May 8, 2012, the Company disposed of 1,618,652 common shares, representing 0.52% of capital (voting shares) of Multimédia - Serviços de Telecomunicações e Multimédia, SGPS, S.A.

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

At December 31, 2012, there were neither transfers between fair value measurements “level 1” and “level 2” nor transfers between fair value measurements “level 3” and “level 2”. The Company and its subsidiaries have no financial instruments with fair value measurement level 3.

Capital management

The purpose of the Company and its subsidiaries’ Capital management is to ensure that a solid credit rating is sustained before the institutions, as well as an optimum capital relationship, in order to support the Company’s businesses and maximize the value to its shareholders.

The Company and its subsidiaries manage their capital structure by making adjustments and fitting into current economy conditions. For this purpose, the Company and its subsidiaries may pay dividends, raise new loans, issue promissory notes and contract derivative operations. For the year ended December 31, 2012, there were no changes in objectives, policies or capital structure processes.

The Company and its subsidiaries include in its net debt structure: loans, financing, derivative operations, less cash and cash equivalents.

Risk management policy

The Company and its subsidiaries are exposed to various market risks as a result of their business activities, debts incurred to finance their business and financial instruments related to their indebtedness.

The main market risk factors that affect the Company and its subsidiaries’ business are as follows:

a)	Exchange rate risk

There is the risk arising from the possibility of the Company incur losses due to fluctuations in exchange rates, which increase expenses derived from its loans taken out in foreign currency.

At December 31, 2012, 19.9% (R$19.3% at December 31, 2011) of the financial debt were denominated in foreign currency. The Company and its subsidiaries engaged derivative transactions (FX hedge) with financial institutions to hedge themselves against exchange variation arising from their entire financial indebtedness in foreign currency (R$1,586,711 at December 31, 2012 and R$1,198,483 at December 31, 2011). Therefore, the entire indebtedness on those dates was covered by long positions of FX hedging transactions with swap to CDI.

Also, there is the exchange risk associated with non-financial assets and liabilities denominated in foreign currency, which may generate a lower value receivable or a higher value payable, according to the exchange variation of the period.

From May 2010, hedging transactions were engaged to minimize the risk associated with exchange variation to non-financial assets and liabilities in foreign currency. This balance is daily changed due to the business dynamics; however, the Company intends to hedge the net balance of these rights and obligations (US$16,130 and €4,140 payable at December 31, 2012, and US$13,917 and €17,818 payable at December 31, 2011) to minimize its exchange risks.

b)	Interest rate and inflation risk

This risk arises from the possibility of the Company and its subsidiaries incur losses in the event of an unfavorable change in domestic interest rates, which may adversely affects financial expenses derived from the debentures portion by reference to the CDI and short positions in derivatives (exchange rate hedge and IPCA) contracted at floating interest rates (CDI).

The debt with BNDES is indexed at the TJLP, fixed on a quarterly basis by the Brazilian Monetary Council and which was maintained at 6.0% p.a. from July 2009 to June 2012. From July to December 2012, the TJLP was 5.5% p.a. and from January 2013 it was reduced to 5.0% p.a.

The inflation rate risk derives from debentures of Telemig (company merged by Vivo Part. on June 1, 2010), indexed at IPCA, which may adversely affect financial expenses in the event of an unfavorable change in this index.

In order to reduce the exposure to the domestic variable interest rate (CDI), the Company and its subsidiaries invest the excess of cash and cash equivalents, amounting to R$7,101,625 (R$2,862,938 at December 31 2011), largely in short-term investments (Bank Deposit Certificates - CDB) based on the CDI variation. The book values of these financial instruments approximate their market values, as they are redeemable in the short term.

c)	Liquidity risk

Liquidity risk refers to any circumstance in which the Company and its subsidiaries do not have sufficient funds to settle their commitments due to different currencies and realization/liquidity terms of their rights and obligations.

The Company and its subsidiaries organized the maturities of non-derivative financial instruments, as stated in Note 18, as well as their respective derivatives, as stated in the payment schedule disclosed on that Note, so as to not affect its liquidity.

The Company and its subsidiaries’ liquidity and cash flow is monitored on a daily basis by management in order to ensure that the generation of operating cash and early fund raising, where necessary, are sufficient to maintain their schedule of commitments, not generating liquidity risks.

d)	Credit risk

This risk arises from the possibility that the Company and its subsidiary may incur losses from difficulty in receiving amounts billed to their customers as well as from sales of devices and pre activated prepaid cards for the network of distributors.

The credit risk from trade accounts receivable is diversified and minimized by a strict control of the customer’s base. The Company and its subsidiaries constantly monitor the level of accounts receivable from post-paid services and limits the risk of undue accounts by cutting the access to the telephone line whether the bill is past due. As to mobile telephony, the customer’s base is predominantly of prepaid lines, which require the recharge in advance and, therefore, does not represent credit risk. There are exceptions to the telephony services which must be kept for national security or defense reasons.

The credit risk on the sale of devices and pre activated prepaid cards is managed by a conservative policy in the credit concession, by means of modern management methods, which involves the application of credit scoring techniques, analysis of financial statements and information as well as consultation to commercial databases, in addition to requests for guarantees.

At December 31, 2012 and 2011, customer’s portfolio of the Company and its subsidiaries did not present record of subscribers whose receivables were, individually, higher than 1% of the total service accounts receivable.

The Company and its subsidiaries are also subject to credit risk arising from their short-term investments, surety letters received as guarantee for certain transactions and amounts receivable from derivative transactions. The Company and its subsidiaries control the credit limit granted to each counterparty and diversify this exposure among top-tier financial institutions, according to the financial counterparty credit policy in force.

Derivatives and Risk Management Policy

All engagements of derivative financial instruments in the Company and its subsidiaries are intended for exchange rate risk hedge arising from assets and liabilities denominated in foreign currency and hedge against inflation variation risk of the debenture indexed at IPCA with shorter terms. As such, any changes in risk factors generate an opposite effect on the matching entry proposed to hedge. Therefore, there are no derivative financial instruments for speculative purposes and the possible exchange risks are hedged.

The Company and its subsidiaries keep internal controls over their derivative instruments which, on management’s opinion, are appropriate to control risks related to each performance strategy in the market.  Results the Company obtained through its derivative financial instruments indicate that management has been managing risks appropriately.

The Company and its subsidiaries calculate the effectiveness of derivatives contracted to cover their financial liabilities at beginning of transaction and on continuous bases (on a quarterly basis). At December 31, 2012, derivatives contracted present effectiveness in relation to the debts covered by them. As long as these derivative contracts are qualified as hedge accounting, the risk covered also may be adjusted at fair value according to hedge accounting rules.

The Company and its subsidiaries entered into swap agreements in foreign currency at various exchange rates to cover their assets and liabilities in foreign currency.

At December 31, 2012, the Company and its subsidiaries had no embedded derivative contracts.

Fair value of derivative financial instruments

The valuation method used to calculate market value of financial liabilities (when applicable) and derivative instruments was the discounted cash flows method, considering expected settlement or realization of liabilities and assets at market rates in force as at the balance sheet date.

The fair values are calculated by projecting the future flows from operations, using BM&FBovespa curves and discounting these flows to present value using market DI rates for swaps, disclosed by BM&FBovespa.

Market value of currency derivatives was obtained through market exchange rates in force at the balance sheet date, and rates projected by the market were obtained from Currency Coupon curves. The straight-line method (360 calendar days) was used to calculate coupon for positions rated in foreign currency, and an exponential method (252 business days) was used to calculate coupon for positions pegged to CDI.

Derivative financial instruments consolidated below are registered with the CETIP, all classified as swaps, and not requiring margin deposits.

						Accumulated balance
		Amount receivable (payable)		Notional Value		Fair value
Description	Index	2012	2011	2012	2011	2012	2011

Swap Contracts

Receivable
Foreign currency (a)		1,329,065	1,106,438	1,672,895	1,248,514	253,189	212,262
Citibank	USD	181,230	187,845	216,270	199,872	39,617	32,219
Votorantim	USD	7,744	13,434	9,311	14,028	-	-
Banco do Brasil	USD	258,900	258,900	326,263	282,205	32,931	19,629
Bradesco	USD	415,464	196,728	519,481	231,391	85,043	43,137
Itaú	USD	22,520	6,324	22,239	6,371	-	57
JP Morgan	USD	443,207	443,207	579,331	514,647	142,065	117,220

Foreign currency (b)		11,773	44,098	11,772	43,059	-	-
Bradesco	EUR	2,613	13,828	2,613	13,773	-	-
Itaú	EUR	9,160	30,270	9,159	29,286	-	-

Foreign currency (c)	LIBOR US$	179,533	179,533	238,422	213,062	52,112	-
		179,533	179,533	238,422	213,062	52,112	-

Inflation rates		72,000	72,000	96,249	87,390	22,086	15,513
Itaú	IPCA	72,000	72,000	96,249	87,390	22,086	15,513

Floating rate (c)		-	4,644	-	4,638	-	-
Bradesco	CDI	-	896	-	899	-	-
Itaú	CDI	-	3,748	-	3,739	-	-

						Accumulated balance
		Notional Value		Fair value		Amount receivable (payable)
Description	Index	2012	2011	2012	2011	2012	2011
Liabilities
Floating rate (a)		(1,412,838)	(1,222,536)	(1,059,243)	(1.280,672)	(55,545)	(125,435)
Citibank	CDI	(181,230)	(187,845)	(180,418)	(186,324)	(3,765)	(18,672)
Votorantim	CDI	(7,744)	(13,434)	(21,336)	(34,139)	(12,025)	(20,111)
Banco do Brasil	CDI	(258,900)	(258,900)	(287,686)	(262,576)	-	-
Bradesco	CDI	(418,077)	(210,556)	(463,910)	(230,901)	(26,273)	(28,874)
Itaú	CDI	(103,680)	(108,594)	(105,893)	(112,680)	(333)	(1,153)
JP Morgan	CDI	(443,207)	(443,207)	-	(454,052)	(13,149)	(56,625)

Foreign currency (b)	LIBOR US$	(179,533)	(179,533)	(238,422)	(213,062)	(586)	-
Bradesco		(179,533)	(179,533)	(238,422)	(213,062)	(586)	-

Floating rate (b)		(72,000)	(72,000)	-	(75,926)	-	(4,049)
Itaú	IPCA	(72,000)	(72,000)	-	(75,926)	-	(4,049)

Foreign currency (c)		-	(4,644)	-	(4,685)	-	(47)
Bradesco	USD	-	(896)	-	(937)	-	(38)
Itau	USD	-	(3,748)	-	(3,748)	-	(9)

			Receivable			327,387	227,775
			Payable			(56,131)	(129,531)
			Amount receivable			271,256	98,244

a)
Foreign currency Swaps (Dollar) x CDI (R$1,643,413) swap transactions were contracted with varied maturities until 2019, in order to hedge against exchange variation risk of the loan operation in US dollars (book value of the financial debt of R$1,586,470).

b)
Foreign currency swaps (Euro and Dollar) and (CDI x EUR) (R$41,254 - swap transactions contracted with maturities until March 1, 2013, in order to hedge against exchange variation risks of net payables in Euro and in Dollar (book value of R$32,962 in Dollar and R$11,163 in Euro).

c)
Swap IPCA x CDI percentage (R$96,249) - swap transactions contracted with annual maturities until 2014, in order to hedge the flow identical to that of debentures (4th issue - 3rd series) indexed at IPCA (market balance of R$96,249).

The distribution of the maturities of swap contracts at December 31, 2012 is as follows:

Swap contracts	Maturity
	2013	2014	2015	2016 thereafter	Amount payable/ receivable at 12/31/2012

Foreign Currency x CDI	10,902	19,395	147,851	71,022	249,170
VOTORANTIM	(8,292)	(3,733)	-	-	(12,025)
BRADESCO	(10,300)	(8,325)	5,787	71,022	58,184
JP MORGAN	(6,234)	(6,914)	142,064	-	128,916
BANCO DO BRASIL	38,576	-	-	-	38,576
CITIBANK	(2,515)	38,367	-	-	35,852
ITAÚ	(333)	-	-	-	(333)

IPCA x CDI	621	21,465	-	-	22,086
ITAÚ	621	21,465	-	-	22,086

Total	11,523	40,860	147,851	71,022	271,256
For the purpose of preparing the financial statements, the Company and its subsidiaries adopted the hedge accounting methodology for their foreign currency swaps versus CDI, and IPCA versus CDI intended for covering the financial debt. According to this methodology, both derivative and covered risk are valued at their fair value.

At December 31, 2012 and 2011, derivative transactions generated consolidated positive results of R$115,196 and R$111,033, respectively, as described in Note 29.

At December 31, 2012, the consolidated balance of R$327,387 is recorded under assets and R$56,131 recorded under liabilities to recognize the derivative position at that date.

Sensitivity analysis to the Company’s risk variables

CVM Deliberation 604/09 requires listed companies to disclose, in addition to the provisions of Technical Pronouncement CPC No. 40 - Financial Instruments: Disclosure (equivalent to IFRS 7), set forth that listed companies must disclose a sensitivity analysis chart for each type of market risk considered significant by management, originated from financial instruments, to which the company is exposed at each year end, including all transactions with derivative financial instruments.

The ineffectiveness the periods ending on December 31, 2012 and 2011 was R$2,188 and R$1,263, respectively.

In compliance with the foregoing, each transaction with derivative financial instruments was assessed, taking into consideration a probable realization scenario and two scenarios that may generate adverse results to the Company.

In the probable scenario the assumption considered was to keep, on the maturity dates of each transaction, what the market has been showing through BM&FBovespa market curves (currency and interest). Thus, in the probable scenario, there is no impact on the fair value of derivative financial instruments already presented above. For scenarios II and III, pursuant to the CVM Rule, a deterioration of 25% and 50%, respectively, was considered in the risk variables.

As the Company and Vivo has only derivative instruments to hedge their assets and liabilities in foreign currency, the changes in scenarios are followed by the respective hedged items, thus indicating that the effects are virtually null. For these transactions, the Company disclosed the hedged item and derivative financial instrument balance in separated lines of the sensitivity analysis chart, in order to inform the net exposure of the Company and on consolidated, in the three aforementioned scenarios, as follows:

Sensitivity analysis - net exposure

Transaction	Risk	Probable	25% Decrease	50% Decrease
Hedge (receivable)	Derivatives (Risk of USD devaluation)	1,131,174	1,422,210	1,716,672
Debt in USD	Debts (Risk of USD appreciation)	(1,131,414)	(1,422,510)	(1,717,033)
	Net exposure	(240)	(300)	(361)
Hedge (receivable)	Derivatives (Risk of EUR devaluation)	11,772	13,927	16,717
Accounts payable in EUR	Accounts payable in EUR (Risk of EUR appreciation)	(12,317)	(15,396)	(18,475)
	Net exposure	(545)	(1,469)	(1,758)
Hedge (receivable)	Derivatives (Risk of USD devaluation)	29,482	38,251	45,921
Accounts payable in USD	Debts (Risk of USD appreciation)	(34,904)	(43,630)	(52,356)
	Net exposure	(5,422)	(5,379)	(6,435)
Hedge (receivable)	Derivatives (Risk of IPCA devaluation)	96,249	91,755	92,200
Debt in IPCA	Debts (Risk of IPCA appreciation)	(96,249)	(91,755)	(92,200)
	Net exposure	-	-	-
Hedge (receivable)	Derivatives (Risk of USD devaluation)	480,151	653,045	799,457
Debt in UMBNDES	Debts (Risk of UMBNDES appreciation)	(477,105)	(647,908)	(793,157)
	Net exposure	3,046	5,137	6,300
Hedge (CDI - receivable)	Derivatives (Risk of CDI appreciation)	(1,553,915)	(1,552,622)	(1,606,484)
	Net exposure	(1,553,915)	(1,552,622)	(1,606,484)
Total net exposure in each scenario		(1,557,076)	(1,554,633)	(1,608,738)
Net effect on the variation of current fair value		-	2,443	(51,662)

Assumptions for analysis of sensitivity

Risk variable	Probable	25% Decrease	50% Decrease
USD	2.0435	2.5544	3.0653
EUR	2.6962	3.3702	4.0443
IPCA	5.84%	7.30%	8.76%
CDI	6.90%	8.63%	10.35%

To determine the net exposure of the sensibility analysis, all derivatives were considered at market value and only (hedged elements) classified under the accounting method were also considered at fair value.

The fair value shown in the table above is based on the status of the portfolio as of December 31, 2012, not reflecting an estimated realization in view of the market dynamics, always monitored by the Company. The use of different assumptions may significantly impact estimates.

37.	Subsequent events

On January 10, 2013, the allocation of interim dividends was approved by the Board of Directors, amounting to R$1,650,000, based on existing profits in the quarterly balance sheet as at September 30, 2012, to common and preferred shareholders who were registered in the Company’s books at the end of the day January 21, 2013. The payment of these interim dividends began on February 18, 2013.