Form 20-F
period 2013-12-31
TELEFONICA BRASIL S.A.
filed 2014-03-19
CIK 1066119

As filed with the Securities and Exchange Commission on March 19, 2014

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013
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

Alberto Manuel Horcajo Aguirre
Telephone +55 11 3430 3687
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

The number of outstanding shares of each class as of December 31, 2013 was:

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes   No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
☐ Yes     ☐  No
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

•	“NYSE” are to the New York Stock Exchange;

•	“Oi” are to Oi S.A., the mobile operator branch of Telemar;

•	“PTAX” or “PTAX rate” are to the weighted average daily buy and sell exchange rates between the real and U.S. dollar that is calculated by the Central Bank;

•	“Real,” “reais” or R$ are to the Brazilian real, the official currency of Brazil;

•	“Speedy” are to broadband services provided by us through asymmetric digital subscriber lines, or ADSL;

•	“TCO” are to Tele Centro Oeste Celular Participações, which includes TCO’s “B” band subsidiary and NBT, formerly Vivo subsidiaries before Vivo’s corporate restructuring;

•	“TCP” are to TELESP Celular Participações S.A., Vivo’s predecessor company;

•	“TLE” are to Tele Leste Celular Participações S.A. and its consolidated subsidiaries, formerly Vivo subsidiaries before Vivo’s corporate restructuring;

•	“TSD” are to Tele Sudeste Celular Participações S.A. and its consolidated subsidiaries, formerly Vivo subsidiaries before Vivo’s corporate restructuring;

•	“Telebrás” are to Telecomunicações Brasileiras S.A.–Telebrás;

•	“Telefonica” or “TSA” are to Telefonica S.A.;

•	“Telemar” are to Telemar Norte Leste S.A. (controlled by Tele Norte Leste Participações S.A.);

•	“Telemig” or “Telemig Participações” are to Telemig Celular Participações S.A.;

•	“Telemig Celular” are to Telemig Celular S.A.;

•	“Telenorte” or “Tele Norte” are to Tele Norte Celular Participações S.A.;

•	“TELESP Celular” and “TC” are to TELESP Celular S.A., formerly a Vivo subsidiary before Vivo’s corporate restructuring;

•	“TJLP” are to Taxa de Juros de Longo Prazo, or long-term interest rate;

•	“UMBNDES” are to a monetary unit of the BNDES, consisting of a currency basket of BNDES debt obligations in foreign currencies, which are mostly denominated in U.S. dollars;

•	“U.S. dollar,” “U.S. dollars” or “US$” are to U.S. dollars, the official currency of the United States;

•
“Vivo” are to Vivo S.A., a formerly wholly-owned subsidiary of Telefônica Brasil  prior to the corporate restructuring that took place in 2013, that conducts cellular operations including SMP (as defined in the “Glossary of Telecommunication Terms”), in the following areas:

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

The “Glossary of Telecommunications Terms” that begins on page 137 provides the definition of certain technical terms used in this annual report.

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

PRESENTATION OF FINANCIAL INFORMATION

We maintain our books and records in reais. We prepared our consolidated financial statements included in this annual report in accordance with International Financial Reporting Standards, or IFRS.

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

Our financial statements prepared in accordance with IFRS as of and for the years ended December 31, 2013, December 31, 2012 and December 31, 2011 have also been filed with the CVM, the local securities regulator in Brazil and made publicly available. The selected financial information for the Company included in “Item 3. Key Information—A. Selected Financial Data” should be read in conjunction with, and is qualified in its entirety by, our financial statements and “Item 5. Operating and Financial Review and Prospects” appearing elsewhere in this annual report.

The consolidated financial statements as of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013 are in compliance with IFRS, as issued by the International Accounting Standards Board (IASB) and also with the pronouncements, interpretations and guidance issued by the IASB and the IFRS Interpretations Committee (IFRIC) which entered into force as of January 1, 2013.

Our first adoption of IFRS to consolidated financial statements was for the year ended December 31, 2010. Our financial statements as of the transition date for applying IFRS as of January 1, 2009 and the comparative period as of and for the year ended December 31, 2009 have been restated to reflect adjustments made as a result of the adoption of IFRS.

We have made rounding adjustments to reach some of the figures included in this annual report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Results of Vivo Participações and Vivo are consolidated into our financial statements for nine months in 2011, as from April 1, 2011. Consequently our results of operations for the years ended December 31, 2011, 2010 and 2009 are not comparable with our results of operations for the year ended December 31, 2013 and 2012.

PART I

ITEM 1.         IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.         OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.         KEY INFORMATION

A.	Selected Financial Data

The selected financial data presented below should be read in conjunction with our consolidated financial statements, including the notes thereto included elsewhere in this annual report. Our consolidated financial statements included herein as of and for the years ended December 31, 2013, 2012 and 2011 have been audited by Ernst Young Auditores Independentes S.S. The report of Ernst Young Auditores Independentes S.S.  on the consolidated financial statements appears elsewhere in this annual report.

On March 25, 2011, the boards of directors of Vivo Participações, our former subsidiary, and Telefônica Brasil approved the terms and conditions of the corporate restructuring of both companies, which was approved unanimously by the shareholders of both companies on April 27, 2011.

The transaction consisted of the unification of the share base of fixed and mobile operators of the Telefônica group in Brazil through the merger of all shares of Vivo Participações into Telefônica Brasil, with Telefônica Brasil as the surviving entity. Telefônica Brasil exchanged each share of Vivo Participações held by shareholders of Vivo Participações for shares of Telefônica Brasil. The exchange of shares of Vivo Participações for shares of Telefônica Brasil was based on the exchange ratio of 1.55 shares of Telefônica Brasil for each share of Vivo Participações. Upon closing of the merger and the share exchange, Vivo remained our wholly owned direct subsidiary. The Company assessed the fair value of the assets acquired and the liabilities assumed from Vivo Participações as of March 31, 2011 for purposes of applying the acquisition method to the transaction as a business combination and we consolidated and included Vivo Participações in our results of operations as of April 1, 2011.

Our consolidated financial statements include Vivo Participações and Vivo as of April 1, 2011 through the full consolidation method. Because Vivo Participações and Vivo are consolidated into our financial as of April 1, 2011, our results of operations for the years ended December 31, 2011, 2010 and 2009 are not comparable with our results of operations for the year ended December 31, 2013 and 2012.

In 2013, we adopted IFRS 11 Joint Arrangements through retrospective application as from January 1, 2012. Accordingly, the data presented for 2012 and 2011 has been restated.

The following tables present a summary of our selected financial data at the dates and for each of the periods indicated. You should read the following information together with our audited consolidated financial statements and the notes thereto included elsewhere in this annual report and with “Item 5. Operating and Financial Review and Prospects.”

	Year ended December 31,
Income Statement Data:	2013	2012	2011	2010	2009
		(Restated)	(Restated)
	(in millions of reais, except for share and per share data)
Net operating revenue	34,722	33,919	29,117	15,788	15,852
Cost of goods and services	(17,542)	(16,557)	(15,035)	(8,837)	(9,236)
Gross profit	17,180	17,362	14,082	6,951	6,616
Operating expenses, net	(12,248)	(10,151)	(8,290)	(3,408)	(3,221)
Equity in earnings (losses) of associates	(55)	1	4	25	19
Operating income before financial expense, net	4,877	7,211	5,796	3,568	3,414
Financial expense, net	(215)	(291)	(141)	(125)	(189)
Income before tax and social contribution	4,662	6,920	5,655	3,443	3,225
Income tax and social contribution	(946)	(2,468)	(1,293)	(1,045)	(1,021)
Net Income	3,716	4,452	4,362	2,398	2,204
Attributable to:
Controlling shareholders	3,716	4,453	4,355	2,398	2,204
Non-controlling shareholders	-	(1)	7	—	—
Basic and diluted earnings per share:
Common Shares	3.10	3.72	4.40	4.45	4.08
Preferred Shares	3.41	4.09	4.84	4.89	4.49
Cash Dividends per share in reais, net of withholding tax:
Common Shares	1.86	2.57	4.78	3.62	2.56
Preferred Shares	2.04	2.82	5.26	3.98	2.81

	As of December 31,
Balance Sheet Data:	2013	2012	2011	2010	2009
		(Restated)	(Restated)
	(in millions of reais, except number of shares)
Property, plant and equipment, net	18,442	17,604	17,147	10,193	9,672
Total assets	69,541	70,251	65,489	19,962	20,643
Loans and financing—current portion	1,237	1,270	1,000	432	1,768
Loans and financing—noncurrent portion	3,215	3,774	3,969	1,429	1,752
Shareholders’ equity	42,894	44,681	43,331	11,667	11,300
Attributable to:
Controlling shareholders	42,894	44,681	43,326	11,667	—
Noncontrolling shareholders	—	—	5	—	—
Capital stock	37,798	37,798	37,798	6,575	6,575
Number of shares outstanding (in thousands)	1,123,269	1,123,269	1,123,884	505,841	505,841

	Year ended December 31,
Cash Flow Data:	2013	2012	2011	2010	2009
		(Restated)	(Restated)
	(in millions of reais)
Operating activities:
Net cash provided by operating activities	9,576	10,054	8,128	4,481	4,449
Investing activities:
Net cash used in investing activities	(5,543)	(3,721)	(2,007)	(1,658)	(2,296)
Financing activities:
Net cash used in financing activities	(4,622)	(2,089)	(4,729)	(3,603)	(1,618)
Increase (decrease) in cash and cash equivalents	(589)	4,244	1,392	(780)	536
Cash and cash equivalents at beginning of year	7,133	2,889	1,497	2,277	1,741
Cash and cash equivalents at end of year	6,544	7,133	2,889	1,497	2,277

Exchange Rates

The Brazilian Central Bank allows the real/U.S. dollar exchange rate to float freely and has intervened to control the exchange rate volatility. However, the exchange market may continue to be volatile, and the real may depreciate or appreciate substantially in relation to the U.S. dollar. The Brazilian Central Bank or the Brazilian government may intervene in the exchange rate market.

Since 1999, the Central Bank has allowed the real/U.S. dollar exchange rate to float freely, and, since that time, the real/U.S. dollar exchange rate has fluctuated considerably.  In 2009 and 2010, the real appreciated by 25.5% and 4.3% against the U.S. dollar, respectively.  In 2011 and 2012, the real depreciated by 4.8% and 8.9%, respectively, against the U.S. dollar.  In 2013, the real depreciated a further 14.6% against the U.S. dollar.  On December 31, 2013, the year-end real/U.S. dollar exchange rate was R$2.3426 per U.S. $1.00.

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

	Exchange Rate of R$ per US$
Year ended December 31,	Low	High	Average(1)	Year-End
2009	1.741	2.378	1.990	1.741
2010	1.655	1.880	1.759	1.665
2011	1.535	1.902	1.671	1.876
2012	1.702	2.112	1.959	2.044
2013	1.953	2.446	2.161	2.343

Source: Central Bank of Brazil, PTAX.

(1)	Represents the average of the exchange rates (PTAX) on the last day of each month during the relevant period.

	Exchange Rate of R$ per US$
Month ended December 31,	Low	High	Average(2)	Period-End
September 2013	2.203	2.390	2.270	2.230
October 2013	2.161	2.212	2.189	2.203
November 2013	2.243	2.336	2.295	2.325
December 2013	2.310	2.382	2.345	2.343
January 2014	2.334	2.440	2.382	2.426
February 2014	2.333	2.424	2.384	2.333
March 2014 (through March 18, 2014)	2.309	2.365	2.344	2.352

Source: Central Bank of Brazil, PTAX.

(2)	Represents the average of the exchange rates (PTAX) of the lowest and highest rates in the month.

On March 18, 2014, the exchange rate was R$2.352 to US$1.00. The real/dollar exchange rate fluctuates and, therefore, this exchange rate at 2014 may not be indicative of future exchange rates.

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

The Brazilian economy remains subject to risks and adjustments arising from international financial conditions. The international financial system remains susceptible to unfavorable credit and liquidity conditions. Foreign and national financial institutions, including some of the largest commercial banks, investment banks, mortgage lenders, guarantors and mortgage insurance companies, could experience significant difficulties, including runs on their deposits and inadequate liquidity.

Various governments may continue to intervene in their financial systems, and perform fiscal and monetary adjustments. There is no assurance, however, that these measures will be successful in stabilizing conditions in international financial markets.

Despite the extent of the above-mentioned interventions, the global financial markets could remain volatile and access to credit could still be lacking. The conditions and volatility in the global financial markets may have a material adverse effect on our ability to access the capital markets under appropriate financial conditions, which may adversely affect our operations. Furthermore, an environment of economic downturn may negatively affect the financial stability of our customers, which could result in a general reduction in Brazil’s economic activity and the consequent loss of income for us.

Political instability may have an adverse impact on the Brazilian economy and on our business.

Political conditions in Brazil may affect the confidence of investors and the public in general, as well as the development of the economy. It may also have an adverse impact on the Brazilian economy, our business, financial condition, results of operations and the market price of our preferred shares and ADSs.

Inflation and government efforts to curb inflation may contribute to economic uncertainty in Brazil, adversely affecting our business and results of operations.

Brazil has historically experienced high rates of inflation. Inflation and certain government’s measures taken in the attempt to curb inflation have had significant negative effects on the Brazilian economy. In 2013, inflation measured by the Consumer Price Index (Índice de Preços ao Consumidor), or IPCA, reached 5.8%, below the upper limit established by the CMN, of 6.5%, but above the central inflation target of 4.5%. In 2014, the Brazilian monetary policy will continue to use the IPCA as a reference for the inflation target. The inflation target for 2014 is set at 4.5%, similar to 2013. If inflation rises beyond this target, the basic interest rates may also rise, directly affecting the cost of our debt and indirectly reducing the demand for products and services related to telecommunications. In 2014, factors that may adversely affect consumer inflation are, among others, the international commodities prices, the impact of buoyant domestic economic activity on domestic prices and the indexation of prices and tariffs.

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

The Monetary Policy Committee of the Brazilian Central Bank (Comitê de Política Monetária do Banco Central do Brasil), or COPOM, sets the target of the basic interest rate for the Brazilian financial system based on an expectation of convergence between the future inflation rate and the central inflation target. On December 31, 2013, the basic interest rate was 10.0% per year, compared to 7.25% per year on December 31, 2012.  The basic interest rate has been further adjusted in 2014 and is currently 10.75% per year. Further increases in the basic interest rate may occur throughout 2014 with adverse effects on our business. According to current market consensus, inflation measured by the IPCA will be higher than the established inflation target of 4.50% for 2014. As a result, the Central Bank may increase the SELIC rate (the Central Bank’s overnight rate) in 2014 to align inflation with the inflation target, which may adversely affect our business.

Fluctuations in exchange rates may adversely affect our ability to meet liabilities denominated or linked to foreign currencies or reduce our income in foreign currency, and may have a material adverse effect on the market value of our preferred shares and ADSs.

The exchange rate between the U.S. dollar and the Brazilian real has experienced significant fluctuations in recent years. The real devalued 67% against the U.S. dollar between 2000 and 2003 and appreciated by 40% from 2004 to 2010, considering the annual average exchange rates.  From 2011 to 2013, however, the real  was further devalued, by 29.1%.  Between 2001 and 2013, the real depreciated by 8.1 % against the U.S. dollar.

As of December 31, 2013, 15.9 % of our R$ 8.75 billion total financial debt was denominated in U.S. dollars and UMBNDES. As of December 31, 2013, we had currency hedges in place to cover all of our financial foreign currency-denominated bank debt.

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

However, 100% of the net balance of the transactions denominated in foreign currencies is covered by hedge transactions. Since May 2010, the company began using net balance coverage, which is the coverage for net positions in foreign exchange exposures generated by invoices issued or received in foreign currencies, substantially reducing the company’s risk to fluctuations in exchange rates. By periodically receiving invoices for the net balance coverage and determining the coverage of exposures, the company’s corporate market risk department monitors its foreign exchange exposure and commitments linked to foreign currencies so as not to achieve a significant amount of exposure.

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

The market for securities issued by Brazilian companies may be influenced, to varying degrees, by economic conditions in both developing and developed economies. The reaction of investors to developments in other countries may have an adverse impact on the market value of securities of Brazilian companies. Crises in other emerging countries or the economic policies of other countries may reduce investor demand for securities of Brazilian companies, including our preferred shares. Any of the foregoing developments may adversely affect the market value of our preferred shares and hinder our ability to access the capital markets and finance our operations in the future on acceptable terms and costs, or at all.

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

We operate our business under a concession granted by the Brazilian government offering fixed line services in the State of São Paulo. According to the terms of the concession, we are obligated to meet certain universal service requirements and to maintain minimum quality and service standards. For example, ANATEL requires that we satisfy certain conditions with respect to, among other things, expansion of our network to provide public pay-phone service for all locations with a population over 100 inhabitants, expansion of our network to provide private individual telephone service for all locations with a population over 300 inhabitants, and, with respect to quality of service, targets for the number of call completions. Our ability to satisfy these and other terms and conditions, may be affected by factors beyond our control. Our failure to comply with the requirements of our concession may result in the imposition of fines up to R$50.0 million or other government actions, including the termination of our concession. Any partial or total revocation of our concession would have a material adverse effect on our financial condition and results of operations. Moreover, the concession agreements establish that all assets owned by the company and which are indispensable to the provision of the services described in such agreements are considered reversible assets and are deemed to be part of the concession assets. The assets will be automatically returned to ANATEL upon expiration of the concession agreements, according to the regulation in force at that time. The last net book value of reversible assets reported to ANATEL is dated December 31, 2013 and estimated at R$7.3 billion, which is comprised of switching and transmission equipment and public use terminals, external network equipment, energy equipment and system and operation support equipment.

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

Review of our concession agreements may have a materially adverse effect on us.

On December 12, 2013, as part of a review of our concession agreement for fixed telephone line services, ANATEL issued a public consultation, pursuant to the terms of our concession agreement. The public consultation allowed members of the public to comment on certain topics such as service universalization, rates and fees and quality of services, among others. Depending on the comments of the public and decisions made by ANATEL, it may decide to revise our concession agreement and impose obligations on us that may have a materially adverse effect on our financial condition and results of operations.

Important mergers and acquisitions in the market should increase competition in the upcoming years.

Some of the main telecommunication groups in Brazil have been going through a series of mergers and acquisitions since 2012. In December 2011, Sky Brasil (a Brazilian subsidiary of DirecTV), announced the purchase of Acom Comunicações, a Brazilian television and internet company, which was approved by regulators in 2012. Along with the acquisition of Acom, Sky Brasil also acquired grants to operate new 4G spectrum areas in June 2012.

In May 2012, entrepreneur George Soros acquired Sunrise Telecomunicações, a Brazilian paid-TV provider that is now expanding into mobile services. Sunrise Telecomunicações spent US$9.3 million to acquire two 4G spectrum licenses covering 134 cities in the state of São Paulo.

In October 2013, Oi and Portugal Telecom announced an agreement among Oi, Portugal Telecom, and Telemar Part (CorpCo.) to form a single entity.  According to the memorandum of understanding entered into in connection with this operation, Oi will increase its capital stock by approximately R$14.1 billion, of which a minimum of R$7.0 billion and a maximum of R$8.0 billion will be paid in cash and the approximately R$6.1 billion will be paid in stock of Portugal Telecom. The definitive agreements will provide that Oi’s capital increase will be subject to the full subscription of the minimum value of the portion to be paid in cash. In January 2014, CADE, the Brazilian antitrust authority, approved the transactions with no restrictions.

Mergers and acquisitions may change the market dynamic, cause competitive pressure and force small competitors to find partners and may impact our business, in terms of operations, financial condition, marketing strategies and offering of products and promotions.

We face increasing competition from telecom service providers.

Growth in the telecommunication industry in Brazil decelerated in 2013, mainly due to regulatory changes, such as cuts in mobile termination rates and fixed to mobile calls, which directly impact the revenues of telephone operators. However, competition remained strong, despite the weak macroeconomic environment, due to regulation initiatives aimed at stimulating competition, increasing the adoption of services and reinforcing the quality of services. The market has been marked by efforts to stimulate voice and data usage, and to reduce the effects of fixed-mobile substitution. Convergent solutions, which give customers the option to purchase a package of services, are becoming a trend. Furthermore, in 2013 there has also been an increase in competition regulation aimed at stimulating competition, increasing the adoption of new services and reinforcing the quality of services delivered.

Brazilian antitrust regulation is based on Law No. 12,529 of November 30, 2011, which generally prohibits any practice or transactions aimed at restricting free competition, dominating the relevant market of goods or services, arbitrarily increasing profits, or abusively exercising a dominant market position. The new antitrust law has altered several practices in Brazil; particularly, it established a pre-merger notification regime with new turnover thresholds and extended the maximum period for merger review procedures to 330 days from 240 days. We cannot continue to expand our growth through acquisition of other service providers given the antitrust objections of ANATEL along with the fact that we currently already render SMP service all over the country. Consolidation of other competitors in the telecommunications market will increase the competitive pressure on us due to the increase in their economies of scale and reduction of operational costs, and we may be unable to respond adequately to pricing pressures resulting from consolidation, which would adversely affect our business, financial condition and results of operations.

Our results of operations may be negatively affected by the application of the SMP rules.

Under the SMP regime, our mobile subsidiaries have received payments for the use of their networks in accordance with a network usage payment plan, which includes outbound long-distance calls. Until June 30, 2004, SMP service providers were able to opt to establish a price cap or freely negotiate our interconnection charges. In early 2005, ANATEL began permitting free negotiations for mobile interconnection, or VU-M fees and by July 2005, local-fixed concessionaires and mobile operators had reached a provisional agreement with respect to VU-M fees for local calls, or VC1 (the agreement guaranteed a 4.5% increase in mobile operators’ fees). ANATEL approved that provisional agreement and, in March 2006, approved another provisional agreement of a 4.5% increase for VU-M fees for long-distance calls, or VC2, VC3, and international calls, among the same operators that had made the VC1 agreement in July 2005. In July 2007, ANATEL approved a provisional agreement among us and the fixed-line operators Telemar, Brasil Telecom, CTBC Telecom and Sercomtel and the mobile operators for interconnection fees for VC1, VC2 and VC3 calls that provides for an annual adjustment of approximately 1.97% to interconnection fees in Region I (Telemar’s Region) and an annual adjustment of approximately 2.25% in Region II (Brasil Telecom’s Region) and Region III (Telefônica’s Region). The current rule is the free negotiation of fees, subject to ANATEL regulations.

Resolution No. 576/2011 established rules for adjusting the VC fees, with consequent repass for the VU-M (mobile termination rate). It has also determined gradual annual percentages decreases from 2012 to 2014 for these fees. On April 5, 2013, ANATEL published Act 2222 in the Official Gazette, which led to a reduction of 8.77% on the value of our mobile termination rate.

ANATEL also issued Regulation No. 460/2007 regarding Number Portability, implementing and developing fixed and wireless Number Portability in Brazil effective as of March 2009, with most costs being borne by the operators. For SMP, Number Portability is applied for wireless codes of access of the same registration area. As of December 2013, there were 270.5 million cell phones in Brazil. From the period beginning in September 2008, when Number Portability became effective, until December 31, 2013, over 3.6 million users had transferred out of, and another 4 million users had transferred into our mobile services. For fixed service operators, Number Portability is applied for fixed codes of access of the same local area. There can be no assurance that this regulation will not have material adverse effects on the results of our operations.

On July 18, 2012, Vivo was notified by ANATEL that it would be required to present an improvement plan, subject to ANATEL’s approval, for the improvement of SMP services provided.  The plan is aimed to improve services, in particular: (1) call completions; (2) service interruptions; and (3) user satisfaction. Our competitors were also required to present their own improvement plans to ANATEL. Vivo presented its improvement plan to ANATEL and received approval on September 10, 2012. Beginning in 2013, ANATEL has published measurement results for predefined indicators.

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

Currently, fixed broadband and mobile service providers use the General Price Index, or IGP-DI (Índice Geral de Preços - Disponibilidade Interna) to adjust their prices and TV and cable service providers use the IGP-M (Índice Geral de Preços ao Mercado).  The IGP-DI and IGP-M are inflation indexes developed by Fundação Getúlio Vargas, an economic private organization. Since 2006, telephone fees for fixed line service have been indexed, as set in regulation, by the Index of Telecommunications Service, or the IST reduced by a productivity factor. The IST is a basket of national indexes that reflect the industry’s operational costs. As a result, this index serves to reduce potential discrepancies between our industry’s revenue and costs, and thus reduce the apparent adverse effects of inflation upon our operation.

The inflation index for the telecommunication prices adjustment rely exclusively on external factors and we have little control over it. If new inflation adjustment mechanisms, or any other mechanism chosen by the Brazilian government in the future, do not adequately reflect the true effect of inflation on our prices, our results from operations could be adversely affected.

ANATEL’s new regulation regarding interconnection and network usage fees could have an adverse effect on our results.

ANATEL issues new regulations every year affecting many of our areas of operations. Such new regulations could have an adverse effect on our operational results because: (1) our interconnection charges could drop significantly, thereby reducing our revenues; (2) ANATEL may allow more favorable prices for economic groups without significant market power; (3) the prices we charge in some regions in which we operate are higher than those in certain other regions, and consolidation of those prices, competitive pressures and other factors would reduce our average prices and thereby reduce our revenues; (4) the granting of new licenses may increase competition in our area from other operators, which could adversely affect our market share, thereby reducing our revenues; (5) the inclusion of revenue received for the usage of the SMP network in the calculation of operational profit, which will increase the cost of renewing licenses; and (6) ANATEL’s general plan of updating the telecommunications regulation targets several areas of vital importance for the mobile telecommunications business, such as regulation to improve the quality of services that can cause the rise of operational costs, regulation of the virtual mobile operation, or MVNO which may cause an increase of competitive pressure, regulation against significant market power (Poder de Mercado Significativo), or PMS, arising from VU-M fee unification among SMP providers of the same economic group having significant market power, which may cause a decrease on our revenues, and regulation of multimedia communication, or SCM, that can cause an increase in competitive pressure. For a detailed description of the regulations issued by ANATEL and their impact on our business, see “Item 4B. Business Overview—Regulation of the Brazilian Telecommunications Industry.”

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

We are subject to certain risks related to conditions and obligations imposed by ANATEL for the use of the spectrum needed to the LTE services we offer.

In August 2010, ANATEL established a new policy regulating the 2.5 GHz spectrum, which requires Multichannel Multipoint Distribution Service, or MMDS companies, including Vivo, to return a significant portion of the spectrum we currently own and to offer cable TV on a primary basis, by 2013.

On June 12 and 13, 2012, ANATEL held a public bidding for 273 lots of 4G, on the 2,500 to 2,690MHz frequencies. We acquired the “X” band, with a nationwide coverage, for R$1.05 billion.  Given the rules of the public bidding process, which limited the total spectrum each service provider could hold within this frequency, we agreed to relinquish bands “P,” “T” and “U.” used for MMDS services within 18 months of obtaining the “X” band. Sky and TIM have preferred rights for the acquisition of the “T” and “U,” respectively, and for the “P” bands, in the cities of Curitiba and Rio de Janeiro and Oi have preferred rights for the acquisition of the “P” band in the cities of São Paulo and Porto Alegre.

In order to meet the coverage obligations and the schedule defined by ANATEL, we have made 4G services available to the cities that hosted 2013 FIFA Confederations Cup games and that will host the 2014 FIFA World Cup games. To complete the coverage requirements, we will need to implement the following coverage requirements:

•	by May 31, 2014: state capitals, the Federal District and cities with over 500,000 residents;

•	by December 31, 2015: cities with over 200,000 residents;

•	by December 31, 2016: cities with over 100,000 residents;

•	by December 31, 2017: cities with between 30,000 and 100,000 residents; and

•	by December 31, 2019: cities with fewer than 30,000.

Tied, ANATEL auctioned a 450 MHz frequency lot that is tied to the 2.5 GHz band, to meet voice and data demand in remote rural areas.

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

The targets established by ANATEL associated with a fast paced implementation of networks could impact (1) the ability to obtain municipal licenses for the construction of new sites at the speed necessary to achieve the coverage targets, (2) the capacity of suppliers to deliver the equipment necessary for this expansion, with possible impact on their prices, subject to targets to acquire national technology, and (3) lack of workers to meet the expected implementation pace.

Furthermore, the Ministry of Communications issued ordinance No. 14/2013, which began a debate over the 700 MHz frequency, to align itself with the objectives of the Brazilian National Broadband Plan, or PNBL. After conducting a public consultation, between February 28 and May 5, 2013, and by approving Resolution No. 625/2013, ANATEL has allocated this band to the provision of fixed and mobile telephone and broadband services. However, the completion of the allocation process requires the migration of the TV channels that currently occupy the band as well as the conclusion by ANATEL of studies regarding spectrum interference between mobile and TV services.

Our sales could be suspended as result of issues with the quality of our services.

ANATEL and other judiciary and administrative agencies have the authority to suspend our sales in an attempt to improve the overall quality of telecommunications services. Sales suspensions are generally applied to the services for which there have been complaint by consumers and the consumer protection agencies. When applied, the suspension is temporary and usually lifted once the company presents an improvement action plan. In July 2012 ANATEL suspended mobile service (SMP) sales from three of our main competitors, Oi, Claro and Tim, as result of a considerate increase in consumer complaints. The suspensions lasted about 20 days and ANATEL requested that all telecommunications companies, including Telefonica Brasil, to present an Action and Investment Plan to improve the mobile network.  If a similar increase in customer complaints takes place, we may face suspension of one or more of our services until a plan can be produced, which may materially affect our business and results of operations.

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

Companies in the telecom industry, including us, may be harmed by restrictions regarding the installation of new antennas for mobile services.

Currently, there are approximately 250 municipal laws that limit the installation of new antennas for mobile service, which has been a barrier to the expansion of mobile networks.  Those laws are meant to regulate issues related to urban aspects and the alleged effects of the radiation and radiofrequencies of the antennas. Initiatives for the approval of a federal law that establishes new guidelines to create a consolidated plan for the installation of antennas, have been taken. However as long as the municipal laws remain unchanged, the risk of noncompliance with regulation and of having services of limited quality in certain areas will exist.

Additional antenna installation is also limited as a result of media and other reports, which have suggested that radio frequency emissions from base stations may cause health problems. These concerns could have an adverse effect on the wireless communications industry and, possibly, expose wireless providers, including us, to litigation.

According to the World Health Organization, or WHO, there is no evidence in the latest medical research that shows any relationship between radio frequency emissions of base stations and health concerns. However, expansion of our network may be affected by perceived risks if we experience problems in finding new sites, which in turn may delay expansion and may affect the quality of our services.

On July 2, 2002, ANATEL published Resolution No. 303 that limits emission and exposure for fields with frequencies between 9 kHz and 300 GHz. In addition, the Brazilian government developed specific legislation for the deployment of radio frequency transmission stations that supersedes the existing state and municipal laws. In May 2009, the Brazilian government published Law No. 11934/2009 that limits the exposure for fields with frequencies up to 300 GHz. The new law uses the exposition limits determined by the International Commission on Non-Ionizing Radiation Protection, or ICNIRP and recommended by the WHO.

In May 2011, the specialized body of the WHO for research on cancer (IARC) classified electromagnetic fields of mobile telephony as “possibly carcinogenic,” a classification which also includes products such as coffee and pickled foods. The WHO subsequently indicated, in fact sheet no. 193, published in June 2011, that to date it cannot be confirmed that the use of a mobile telephone has adverse effects on health, although it also announced that an official assessment of this risk will be conducted, taking into account all scientific evidence available.

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

For IFRS purposes, we are required to test our goodwill for impairment at least annually. The excess of the book value of a company over its market value may indicate that impairment exists. This impairment test is described in Note 3 to our audited consolidated financial statements. The Company has substantial goodwill with a carrying value of R$10.2 billion as of December 31, 2013. It is possible that we may be required to record impairment charges relating to our goodwill in future periods, and this would have an adverse effect on our results of operations.

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

We are organized under the laws of Brazil, and all of our executive officers and our independent public accountants reside or are based in Brazil. Also, seven of our twelve directors reside or are based in Brazil. Substantially all of our assets and those of these other persons are located in Brazil. As a result, it may not be possible for holders of the ADSs to effect service of process upon us or these other persons within the United States or other jurisdictions outside Brazil or to enforce against us or these other persons judgments obtained in the United States or other jurisdictions outside Brazil. Because judgments of U.S. courts for civil liabilities based upon the U.S. federal securities laws may only be enforced in Brazil if certain conditions are met, holders may face greater difficulties in protecting their interests due to actions by us, our directors or executive officers than would shareholders of a U.S. corporation.

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

Telefónica S.A., or Telefónica, our principal shareholder, currently owns directly and indirectly approximately 91.76% of our voting shares and 73.81% of our total capital stock. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.” As a result of its share ownership, Telefónica has the power to control us and our subsidiaries, including the power to elect our directors and officers and to determine the outcome of any action requiring shareholder approval, including corporate reorganizations and the timing and payment of our dividends. Given this degree of control over our company, circumstances could arise under which the interests of Telefónica could be deemed to be in conflict with the interests of our other shareholders.

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

We are registered with the CVM as a publicly held company and our stock is traded on the BM&FBOVESPA under the symbol “VIVT3” (formerly TLPP3) for common shares and “VIVT4” (formerly TLPP4) for preferred shares. We are also registered with the SEC in the United States and our ADSs are traded on the New York Stock Exchange, or the NYSE under the symbol “VIV” (formerly TSP). Our headquarters are located at Avenida Engenheiro Luis Carlos Berrini, 1376, 04571-936, São Paulo, SP, Brazil. Our telephone number is 55-11-3430-8901 and our website is www.telefonica.com.br/ir. The information on our website is not part of this annual report on Form 20-F.

As of December 31, 2013, we had 381,335,671 outstanding common shares, with no par value per share, and 741,933,573 preferred shares, with no par value per share. Our shareholders’ equity was in the amount of R$42.9 billion as presented under IFRS.

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

On March 14, 2007, ANATEL conceded to A. TELECOM S.A., one of our former wholly owned subsidiaries, the license to offer Pay TV services through DTH (“Direct to the Home,” a special type of service that uses satellites for the direct distribution of television and audio signals for subscribers). We began offering Pay TV services on August 12, 2007.

On October 31, 2007, the board of ANATEL approved, from a regulatory perspective, the association between Grupo Abril and the company, which involved, among other transactions, the acquisition of all of the operations of Multichannel Multipoint Distribution Service, or MMDS, a special license that allows us to offer Pay TV and broadband services through our former subsidiary Telefonica Sistemas de Televisão S.A. The transaction was fully cleared by regulatory and antitrust agencies.

In 2008, we pioneered the launch of Internet access through fiber optic cables (“Fiber to the Home”), or FTTH to noncommercial customers. Aside from the offer of an Internet connection with high-speed capabilities up to 200 Mbps, various bundles have also been offered, including Wi-Fi, Digital TV, 2,000 minutes of local and intra-state calls, anti-virus protection, call identification, technical assistance and specific call center assistance.

On February 16, 2009, ANATEL extended the authorization for the use of the spectrum frequencies associated with the MMDS in the cities of São Paulo, Curitiba, Rio de Janeiro and Porto Alegre through 2024. These authorizations were converted into SEAC (Paid TV license) in 2013 but due specific requirements set forth in the 4G bid notice, the Group shall transfer or waive such RF authorizations until May 2014.

According to data regarding market share published by ANATEL, we are among the leading providers of cellular telecommunications services in Brazil, with the help of our former wholly owned direct subsidiary Vivo, the leading cellular operator in Brazil. We provide cellular service in the states of Acre, Alagoas, Amapá, Amazonas, Bahia, Ceará, Espírito Santo, Goiás (including the Federal District), Maranhão, Mato Grosso, Mato Grosso do Sul, Pará, Paraíba, Paraná, Pernambuco, Piauí, Rio de Janeiro, Rio Grande do Norte, Rio Grande do Sul, Rondônia, Roraima, Santa Catarina, Săo Paulo, Sergipe, Tocantins and Minas Gerais.

As of December 31, 2013, our telephone network included 10,750 thousand fixed-lines in service, 77,240 thousand mobile accesses, 3,922 thousand broadband clients and 641 thousand Pay TV clients.

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

The Spin-off of Certain Data Transmission Operations

On August 3, 2000, our former wholly owned subsidiary, Telefônica Empresas S.A., was created to provide Switched Package Network services, and, on January 30, 2001, the independent Brazilian corporation, Telefônica Data Brasil Holding S.A. (TDBH), was created through a shareholder-approved spin-off of the data transmission operations performed by Telefónica Empresas S.A. A merger of the company and TDBH became effective in July 2006. See “—The SCM Restructuring.”

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

On July 6, 2003, mobile telephony operators began implementing a long-distance carrier selection, or CSP that enables customers to choose the long-distance carrier for each domestic long-distance call (VP2 and VP3) or international call, in accordance with the SMP rules. As a result, the company, having acknowledgment of the revenue from these long-distance services, started to pay the mobile telephony operators for the use of their networks.

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

On November 21, 2005, we approved the corporate reorganization of our former wholly owned companies, A. TELECOM S.A. (formerly Assist Telefónica S.A.), Santo Genovese Participações Ltda., or Santo Genovese, and Atrium Telecomunicações Ltda., or Atrium, which was implemented and became effective on March 1, 2006.

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

On January 31, 2008, the shareholder of Telefônica Empresas S.A., which is the company, resolved to change Telefônica Empresas S.A.’s corporate name to Telefônica Data S.A.

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

On October 31, 2007, the board of directors of ANATEL concluded the regulatory review of the association between Grupo Abril and the company, approving the transaction, which involves (i) the acquisition of all of the operations of MMDS (Multichannel Multipoint Distribution Service) and broadband, and (ii) the acquisition of a significant stake, within the limit of the foreseen effective laws and regulations, in the cable television dealers controlled by Grupo Abril within and outside of the State of São Paulo. This decision was published on November 19, 2007. The transaction was fully cleared by regulatory and antitrust agencies.

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

Corporate Reorganization involving Ajato

On October 14, 2008, Telefonica Sistema de Televisão S.A., TST and TTP purchased from Abril Comunicações S.A. all shares of Mundial Voip Telecomunicações Ltda., EPP, which had its corporate name changed to Ajato Telecomunicação Ltda., or Ajato. As a result of the merger of TTP into the company on November 11, 2008, Ajato’s shares were held by us and TST prior to the restructuring described in item 3.A.

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

Agreement with Telefónica and Telecom Itália

TELCO S.p.A. (in which Telefónica S.A. held a 46.18% interest) has a 22.4% interest with voting rights in Telecom Italia, and is the major shareholder of that company. The Company is an indirect subsidiary of Telefónica S.A., and Telecom Italia holds an indirect interest in TIM Participações S.A. (TIM), a Brazilian telecommunications company. Neither Telefónica S.A., nor Telefônica Brasil or any other affiliate of Telefónica S.A. interfere in, are involved with or have decision-making powers over TIM’s operations in Brazil. They are also lawfully and contractually forbidden from exercising any voting rights derived from holding an indirect interest with respect to operations in Brazil, directly related to TIM operations. TIM (Brazil) and Telefônica Brasil compete in all markets in which they operate in Brazil and, in this context, as well as in relation to the other economic players in the telecommunications industry, maintain usual and customary contractual relations with one another (many of which are regulated and reviewed by ANATEL) and/or which, as applicable, are informed to ANATEL and Brazil’s Administrative Council for Economic Defense (CADE), concerning the commitments assumed before these agencies so as to ensure total independence of their operations.

On September 24, 2013, Telefónica S.A., entered into an agreement with the other shareholders of the Italian company TELCO SpA (which holds a 22.4% voting in Telecom Italia SpA), whereby:

1)
Telefónica S.A. subscribed and paid up capital in TELCO, SpA through a contribution of 324 million euros, receiving shares without voting rights of TELCO, SpA. As a result of this capital increase, the share capital of Telefónica S.A. voting in Telco, SpA remaining unchanged (remaining at 46.18%), although their economic participation rose to 66%. Thus, the governance of TELCO S.p.A., as well as the obligations of Telefónica S.A. to abstain from participating in or influencing the decisions that impact the industries where they both operate, remained unchanged.

2)
Subject to obtaining the required previous approvals from antitrust authorities and telecommunications regulatory agencies as applicable (including Brazil and Argentina), Telefónica S.A. conducted another capital increase in TELCO S.p.A. amounting to 117 million Euros, receiving shares with no voting rights of TELCO, SpA. As a result of this capital increase, the share capital of Telefónica S.A. voting in Telco, SpA increased its total interest to 70%, with the 46.18% interest held in shares with voting rights remaining unchanged.

3)
Beginning as of January 1st, 2014, following approvals from antitrust authorities and telecommunications regulatory agencies as applicable (including Brazil and Argentina), Telefónica S.A. will be entitled to convert all or part of nonvoting shares into common shares with voting rights, limited however to a 64.9% interest in TELCO S.p.A. voting capital.

4)
Italian shareholders of TELCO S.p.A. granted Telefónica S.A. an option to purchase all of their shares in TELCO S.p.A.. Our ability to excercise this call option is subject to approvals from the applicable antitrust authorities and telecommunications regulatory agencies as applicable (including in Brazil and Argentina). The call option has been available since January 1, 2014 and will remain available as long as the Shareholders’ Agreement remains in effect, except (i) between June 1 and June 30, 2014 and between January 15 and February 15, 2015; and (ii) during certain periods in case the Italian shareholders of TELCO S.p.A. request the entity’s spin-off.

On December 4, 2013, the Brazilian Antitrust Enforcement Agency (CADE) announced the following decisions:

1)
Approve, subject to the limitations described below, the acquisition, by Telefónica S.A., of the total interest held by Portugal Telecom, SGPS SA e PT Móveis – Serviços de Telecomunicações, SGPS, SA (PT) in Brasilcel NV, which controlled Brazilian mobile telecommunications operator Vivo Participações S.A. (Vivo Part.).

The transaction has been approved by ANATEL and its completion (requiring no prior approval from CADE at the time) took place immediately after approval from ANATEL, on September 27, 2010.

The limitations imposed by CADE on its decision are as follow:

a)   a new shareholder share control over Vivo Part. with Telefónica S.A., adopting the same conditions applied to PT when it held an interest in Brasilcel NV., or

b)   Telefónica S.A. shall cease to have, either directly or indirectly, an equity interest in TIM Participações S.A..

2)
Impose a R$15 million fine on Telefónica S.A. for violating the will and purpose of the agreement executed by and between Telefónica S.A. and CADE (as a requirement to approve the initial purchase transaction of Telecom Italia in 2007), due to the subscription and payment, by Telefónica S.A., of TELCO S.p.A. nonvoting shares in the context of its recent capital increase. This decision also requires Telefónica S.A. to dispose of its nonvoting shares held in TELCO S.p.A.

The deadline for compliance with the conditions and obligations imposed by CADE in both decisions were classified as confidential by CADE.

At December 13, 2013, Telefónica S.A. published a material news release regarding the decisions made by CADE in the meeting held on December 4, 2013, stating that it considered the measures imposed by that agency to be unreasonable, thus considering the possibility of starting applicable legal proceedings.

In this context, and in order to strengthen its firm commitment to the obligations previously assumed by Telefónica S.A. to keep away from Telecom Italia's business in Brazil. Telefónica S.A. pointed out, in a relevant fact release that Mr. César Alierta Izuel and Mr. Julio Linares López had decided to resign with immediate effect, from the position of Directors at Telecom Italia. Additionally, Mr. Julio Linares López decided to resign, with immediate effect, from his position on the list presented by TELCO S.p.A. for potential re-election to the Board of Directors of Telecom Italia.

Likewise, Telefónica S.A., notwithstanding the rights defined in the Shareholders’ Agreement of TELCO S.p.A, stated in a relevant fact that it decided not to exercise, for now, its right to appoint or suggest two Directors at Telecom Italia.

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

Telefónica’s strategy in the first stage of the corporate restructuring was to maximize the potential of its operations in Brazil. Therefore, Telefônica Brasil became the direct shareholder of Vivo Participações, and indirect shareholders of Vivo. Through the creation of this umbrella investment structure, the non-controlling shareholders of both companies were equally benefited by the added values generated by the combination of the telecommunications business. This is a basic movement in business so as to improve its converging market strategy, including combined mobile and fixed-line offers. This reorganization created the necessary conditions to begin the process of obtaining operational and financial synergies.

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

On September 13, 2011, the board of directors of Vivo Participações approved, ad referendum of the shareholders: (1) the valuation report of Vivo Participações, containing part of the assets corresponding to the SMP operations in the State of Minas Gerais, which led to a capital increase in Vivo in the amount of R$833.0 million, through the subscription of shares of Vivo Participações; and (2) the Protocol of Merger and Instrument of Justification of Vivo Participações into Telecomunicações de São Paulo S.A. – TELESP, for the merger of Vivo Participações into us, preceded by the transfer of commercial establishments, including the assets, rights and obligations related to provision of SMP, as well as authorizations for the provision of SMP in the state of Minas Gerais held by Vivo Participações.

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

Plan for the purchase of shares issued by us

On August 11 and 15, 2011, we informed our shareholders and the market in general, respectively, of approval by the Board of Directors, of the acquisition of preferred and common shares issued by us for subsequent cancellation, disposal or maintenance in treasury, without capital reduction, in order to add value for shareholders. For this repurchase, there was use of part of the capital reserve existing as of June 30, 2011, excepting the reserves mentioned in article 7, letter (a) to (d) of CVM Rule No. 10/80.

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

On November 5, 2012, we announced our shareholders and the market in general that our board of directors had approved a plan for repurchase of preferred and common shares issued by us, without a capital reduction, to add value to shareholders. On June 30, 2012, we used a portion of our capital reserves for this repurchase, pursuant to Article 7 sections (a)-(d) of CVM Rule No.10/80.

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

Restructuring involving the subsidiaries of Telefônica Brasil

On March 15, 2012, our board of directors approved a corporate restructuring of our wholly owned subsidiaries to align the services provided by each such subsidiary and to concentrate all telecommunication services in one company.  The restructuring was finalized on July 1, 2013.

The restructuring was implemented by means of a partial division and merger, involving only our wholly owned subsidiaries, A. TELECOM, TData, TST, Ajato and Vivo. As a result of the restructuring, value added services (such as voicemail, voicemail translation in speech-to-text (“Vivo Torpedo Recado”), caller identification, voice minutes in unlimited bundles to other mobile phones to post-paid customer, ring back tones (“Vivo Som de Chamada”), and innovative services such as multi-media backup, cloud based services to save the short messages (“Vivo Torpedo Center”) and the recently launched “MultiVivo,” that allows the customer to share a 3G, 3G+ and 4G connection with up to 5 mobile devices) provided by several wholly-owned subsidiaries of the company were unifying under Telefonica Data S.A., or TData and other telecommunications services were unifying under Telefônica Brasil, which, as a final step to the corporate restructuring, merged these subsidiaries. Following the merger, Telefonica Data S.A. provides value added service and Telefônica Brasil provides other telecommunication services.

In addition to streamlining services, the corporate restructuring (now possible because of legislative changes applicable to STFC providers) aims to simplify our current organizational structure and assist the integration of business and the generation of synergies arising therefrom.  This corporate restructuring can only be implemented with consent from ANATEL, which was granted in May 2013.

On June 11, 2013, our Board of Directors approved the terms and conditions of a corporate reorganization, pursuant to which our direct and indirect subsidiaries will be spun off and merged into us.  All services which are exclusively telecommunications services will be provided by us, Telefônica Brasil.  Other services, including value added services described above, will be performed by our wholly owned subsidiary, TData.

We were required to separate our services into separate companies because the telecommunications laws in Brazil require that we only perform telecommunications services. In addition, we believe that concentrating all our telecommunications services in one entity will allow us to streamline our services and provide a simplified set of services to our customers, reducing our general administrative and operating costs.  As a result of the corporate reorganization, we spun-off or merged each of the following subsidiaries: (1) TData, with regards to its SCM activities; (2) Vivo, with regards to SMP, SCM and STFC services for local and long distance calls under the General Concession Plan; (3) A.TELECOM, with regards to its SEAC activities, using DTH and SCM activities; and (4) TST, with regards to its SEAC and SCM services.

The corporate reorganization required a series of corporate acts, including: (1) merger of TVA and related companies with and into TST, resulting in an increase in the capital stock of TST; (2) merger of TST with and into us, where TST book value  was R$226,105,582.63; (3) merger of the spun-off assets of TData into us, which assets  book value were R$34,723,875.31; (4) merger of a portion of Vivo’s spun-off equity into us, the book value of which was R$10,228,352,444.32; and (5) merger of a portion of A.TELECOM's spun-off net equity into us, the book value of which was R$348,623,814.64.  All of the equity and assets book value were determined based on a net assets book value report issued by Ernst Young Auditores Independentes S.S.

The mergers described above, did not result in an increase in our capital stock or in the issuance of new shares by us, and the corporate restructuring did not give rise to a change in the equity interests held by our shareholders.

The corporate reorganization did not result in an exchange of shares held by non-controlling shareholders of the spun-off companies for shares in the surviving company because we were, at the time of the merger of the assets and/or companies, as the case may be, the sole shareholder of the companies to be spun-off/merged. Accordingly, no appraisal report of the net equity at market price were required to be prepared for calculation of the exchange ratio of shares held by non-controlling shareholders, according the applicable law.

The mergers of the companies and of the spun-off assets, as described above, were carried out without disruption to the operations and the telecommunication services provided to the clients, which services are provided by Telefônica Brasil, as successor.

Corporate Structure and Ownership

Our current general corporate and shareholder structure is as follows:

Capital Expenditures

Year ended December 31, 2013

In 2013, we invested R$6,033.2 million, a similar amount to what was invested in 2012, however we increased the capital expenditures in projects and decreased our expenditures with spectrum licenses.  Investments in projects are strongly focused on network (84% of investments excluding licenses) and help sustain our commercial and revenue growth while maintaining the quality of the services provided.  Investments in new projects also prepare the company for a medium-term competitive scenario.

To meet the needs of an increasingly data driven and connected society, significant investments were made to support the strong growth of our data usage in residential fiber, mobile 3G /4G and dedicated corporate networks. We continue to invest in expanding the backbone of national data transmission to meet the increase in mobile data traffic throughout the country.

The following table sets forth our capital expenditures for each year in the three-year period ended December 31, 2013.

	Year ended December 31,
Telefônica Brasil	2013	2012	2011
	(in millions of reais)
Network	4,683.3	3,845.8	3,381.0
Technology / Information Systems	569.5	562.3	612.5
Others(1)	780.5	1,709.0	1,408.0
Total capital expenditures	6,033.2	6,117.1	5,401.5

(1)
Consists primarily of free handset rentals, network construction, furniture and fixtures, office equipment and store layouts and an amount of R$451 million in 2013 (R$1,050 in 2012 and R$812 in 2011) related to the acquisition and other costs of licenses.

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

To meet the needs of an increasingly connected society, significant investments were made to support the strong growth of our fixed and mobile data users or dedicated high-speed services for our corporate clients. We continue to invest in expanding the backbone of national data transmission to meet the increase in mobile data traffic throughout the country.

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

Our concession region is Region III, which comprises 622 municipalities, including the city of São Paulo, with an aggregate population of approximately 41.3 million. Of the municipalities in Region III, 72 have a population in excess of 100,000. The city of São Paulo has a population of approximately 11 million. According to a plan established by the federal government, whereby the government granted licenses to four providers of fixed-line telecommunications services, the state of São Paulo was divided into four sectors, including Sectors 31 (our predecessor company’s area before the reorganization), 32 (the area corresponding to Ceterp before our acquisition), 33 (corresponds to the portion of the state of São Paulo that we do not serve) and 34 (area corresponding to CTBC Borda do Campo before the reorganization). Through transactions that took place in November 1999 and December 2000, CTBC Borda do Campo and Ceterp merged into our company, which now holds concessions for Sectors 31, 32 and 34. Sector 33 is held by CTBC Telecom. On November 21, 2008, the Federal government combined the three sectors for which we hold concessions into a single sector, designated as Sector 31.

On May 7, 2002, we began offering international long-distance services and on July 29, 2002, we started offering interregional service. The conditions for the provision of interregional and international long-distance services outside the concession area contemplate that providers already operating services under a selection code (a two-digit code to be input by the caller as a prefix to the number dialed, representing a long-distance operator) would keep such code under the new licenses authorizing operation outside the applicable concession area. Accordingly, we continue using the provider selection code “15” that permits our callers to make calls using our services even though they are outside our concession area. All interregional and international mobile calls, whether in our concession area or that of another provider, need to dial a carrier selection code using Personal Mobile Service—SMP, through which mobile services users choose the provider for interregional and international long-distance calls, and which requires dialing our code “15” to use our services. See “—Network Services.”

Since our merger with Vivo Participações, we provide mobile telecommunications services in all of the Brazilian states and in the Federal District, representing a total of approximately 8.5 million square kilometers and a population of approximately 200 million people. Vivo became a national operator when, on September, 2007, it acquired a license to operate within 6 states located in the Northeast region (Alagoas, Ceará, Pernambuco, Piauí, Paraíba and Rio Grande do Norte) and when it acquired Telemig.

On May 29, 2013 ANATEL authorized our corporate reorganization detailed above. The new structure was formalized by our shareholders on June 11, 2013. This reorganization did not result in a capital increase or in the issuance of new shares.

Areas of Operation

In Areas 1 and 2, we use a frequency range known as “A,” “L” and “J” bands that covers 100% of the municipalities in its authorized areas in the state of São Paulo. On December 31, 2013, we had 21.3 million mobile lines in service in these areas, which represented a 3.8% net increase from December 31, 2012, and a market share of approximately 32.7% in São Paulo.

In Area 3, we use a frequency range known as “A,” “L” and “J” bands that covers 100% of the municipalities and 100% of the population in the states of Rio de Janeiro and Espírito Santo. On December 31, 2013, we had 10.3 million mobile lines in service in this area, which represented a 0.9% from December 31, 2012, and a market share of approximately 36.1% in those states.

In Area 4, we use a frequency range known as “A,” “E” and “J” bands that covers 71.7% of the municipalities and 92.6% of the population in the state of Minas Gerais. On December 31, 2013, we had 8.2 million mobile lines in service in this area, which represented a 0.7% from December 31, 2012, and a market share of approximately 31.4% in Minas Gerais.

In Area 5, we uses a frequency range known as “B” band that covers 67% of the municipalities in the states of Paraná and Santa Catarina and 94% of the population of Paraná and Santa Catarina. On December 31, 2013,we had 4.3 million mobile lines in service in this area, which represented a 5.0% from December 31, 2012, and a market share of approximately 18.6% in those states.

In Area 6, we uses a frequency range known as “A,” “L” and “J” bands that covers 82.3% of the municipalities and 97.8% of the population in the state of Rio Grande do Sul. On December 31, 2013, we had 6.6 million mobile lines in service in this area, which represented a 3.3% net increase from December 31, 2012, and a market share of approximately 40.5% in that state.

In Areas 7 and 8, we are the leading mobile operator, by number of customers, in our authorization area and we use a frequency range known as “A,” “B,” “L” and “J” bands that covers 61.8% of the municipalities in the states of Acre, Federal District, Goiás, Mato Grosso, Mato Grosso do Sul, Rondônia, Tocantins, Amazonas, Amapá, Maranhão, Pará and Roraima which covers 87.4% of the population in these states. On December 31, 2013, we had 17.1 million mobile lines in service in these areas, which represented a 0.7% net increase from December 31, 2012, and a market share of approximately 34.1% in those states.

In Area 9, we use a frequency range known as “A,” “L” and “J” bands that covers 69.3% of the municipalities and 89.5% of the population in the States of Bahia and Sergipe. On December 31, 2013, we had 6.0 million mobile lines in service in this area, which represented a 1.1% net increase from December 31, 2012, and a market share of approximately 28.8% in those states.

In Area 10, we use a frequency range known as “L” and “J” bands that covers 38% of the municipalities and 73.8% of the population in the States of Alagoas, Ceará, Pernambuco, Piauí, Paraíba and Rio Grande do Norte. On December 31, 2013, we had 3.4 million mobile lines in service in this area, which represented a 9.6% net increase from December 31, 2012 and a market share of approximately 8.4% in those states.

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

The following table sets forth population, gross domestic product, or GDP, and per capita income statistics for each state in former Vivo’s service regions (currently Telefônica Brasil service regions) at the dates and for the years indicated:

	On December 31, 2013			Last Available IBGE Data from 2011
Area	Frequency Range (MHz)	Population (in thousands)(1)	Percent of Brazil’s population(1)	GDP (in millions of reais) (2)	Percent of Brazil’s GDP (2)	Per capita income (in reais) (2)
São Paulo State	450, 850, 900, 1800, 1900, 2100 and 2500	41,262	21.63%	1,349,465	32,57%	32,704
Paraná State	850, 900, 1800, 1900, 2100 and 2500	10,445	5.48%	239,366	5.78%	22,916
Santa Catarina State	850, 900, 1800, 1900, 2100 and 2500	6,248	3.28%	169,050	4.08%	27,056
Goiás State	850, 900, 1800, 1900, 2100 and 2500	6,004	3.15%	111,269	2.69%	18,532
Tocantins State	850, 900, 1800, 1900, 2100 and 2500	1,383	0.73%	18,059	0.44%	13,057
MatoGrosso State	850, 900, 1800, 1900, 2100 and 2500	3,035	1.59%	71,418	1.72%	23,531
Mato Grosso do Sul State	850, 900, 1800, 1900, 2100 and 2500	2,449	1.28%	49,242	1.19%	20,106
Rondônia State	850, 900, 1800, 1900, 2100 and 2500	1,562	0.82%	27,839	0.67%	17,822
Acre State	850, 900, 1800, 1900, 2100 and 2500	734	0.38%	8,794	0.21%	11,980
Amapá State	850, 900, 1800, 2100 and 2500	670	0.35%	8,968	0.22%	13,385
Amazonas State	850, 900, 1800, 2100 and 2500	3,484	1.83%	64,555	1.56%	18,528
Maranhão State	850, 900, 1800, 2100 and 2500	6,575	3.45%	52,187	1.26%	7,937
Pará State	850, 900, 1800, 2100 and 2500	7,581	3.97%	88,371	2.13%	11,656
Roraima State	850, 900, 1800, 2100 and 2500	450	0.24%	6,951	0.17%	15,446
Federal District	850, 900, 1800, 1900, 2100 and 2500	2,570	1.35%	164,482	3.97%	64,000
Bahia State	850, 900, 1800, 1900, 2100 and 2500	14,017	7.35%	159,869	3.86%	11,405
Sergipe State	450, 850, 900, 1800, 1900, 2100 and 2500	2,068	1.08%	26,199	0.63%	12,668
Rio de Janeiro State	850, 900, 1800, 1900, 2100 and 2500	15,990	8.38%	462,376	11.16%	28,916
Espírito Santo State	850, 900, 1800, 1900, 2100 and 2500	3,515	1.84%	97,693	2.36%	27,793
Rio Grande do Sul State	850, 900, 1800, 1900, 2100 and 2500	10,694	5.61%	263,633	6.36%	24,652
Alagoas State	450, 900, 1800, 1900, 2100 and 2500	3,120	1.64%	28,540	0.69%	9,147
Ceará State	450, 900, 1800, 1900, 2100 and 2500	8,452	4.43%	87,982	2.12%	10,409
Pernambuco State	450, 900, 1800, 1900, 2100 and 2500	8,796	4.61%	104,394	2.52%	11,868
Piauí State	450, 900, 1800, 1900, 2100 and 2500	3,118	1.63%	24,607	0.59%	7,891
Paraíba State	450, 900, 1800, 1900, 2100 and 2500	3,767	1.97%	35,444	0.86%	9,409
Rio Grande do Norte State	450, 900, 1800, 1900, 2100 and 2500	3,168	1.66%	36,103	0.87%	11,396
Minas Gerais State	450, 850, 900, 1800, 2100 and 2500	19,597	10.27%	386,156	9.32%	19,704
Total		190,756	100.00%	4,143,013	100.00%	21,718

(1)	According to the 2010 Census published by IBGE in 2011 (latest data available).

(2)	According to the most recent IBGE data (2011). Nominal Brazilian GDP was R$4,143,013 million as of December 2011 calculated by IBGE, subject to revision.

As of December 31, 2013, we had 312 of our own sales outlets throughout Brazil, which also provide customer support for our existing customers. In addition, we also have 11,866 sales outlets run by authorized dealers.  As of December 31, 2013, we had the highest number of sales outlets among all our competitors.

We aim to increase our services in strategic cities and locations where there are currently no sales outlets for our services.  As of December 31, 2013, we had 79 partners, including Telesales and Door to Door services, with approximately 1,150 salespeople reaching out to potential customers, in particular for Vivo fixed-line, post-paid and data services.

We also have an on-line store and an authorized e-commerce operation for the sale of services over the Internet.

In 2013, prepaid mobile service customers counted on approximately 600 thousand points of sale to purchase credit, including our own stores, authorized agents, lottery stores, post offices, bank branches and small retailers, such as pharmacies, newspaper stands, libraries, bakeries, gas stations, bars and restaurants.  Pre-paid phones can be charged by purchasing cards with credit or digitally. Recharge is also offered through credit and debit cards, call center, Vivo PDV (M2M using a cell phone for transferring the recharge credit), personal recharge (recharge of the cell phone itself), as well as certain accredited Internet websites.

Overview

Our services consist of:

•	voice services, including activation, monthly subscription, measured service and public telephones;

•	interconnection charges (or network usage charges), which are amounts we charge other mobile and fixed-line service providers for the use of our network;

•	intraregional, interregional and international long-distance voice services;

•	data services, (including broadband services) and mobile value added services;

•	Pay TV services through DTH (direct to home), a satellite technology, IPTV and cable;

•	the sale of wireless devices and accessories;

•	network services, including rental of facilities, as well as other services; and

•	digital services, including financial services, M2M, e-health solutions, security, video and advertising.

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

We provide interconnection services to mobile service providers and other fixed telecommunications companies through the use of our network. On April 1999, we also began to sell handsets and other telephone equipment through A. TELECOM S.A. (formerly Assist Telefônica S.A.), our wholly owned subsidiary at that time. Until January 2001, we provided data transmission services, but spun-off our data transmission operations into TDBH. In March 2006, we began the restructuring of our multimedia communications services (serviços de comunicação multimidia) and data transmission activities. See “—A. History and Development of the Company—Historical Background—The SCM Restructuring.”

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

Our mobile portfolio embraces not only voice and broadband internet access - through WAP protocol, 3G and 4G- but also value-added services, including voicemail, voice mail translation in speech-to-text (“Vivo Torpedo Recado”), caller identification, voice minutes in unlimited bundles to other mobile phones to post-paid customer, ring back tones (“Vivo Som de Chamada”), and innovative services such as multi-media backup, cloud based services to save the short messages (“Vivo Torpedo Center”) and the recently launched “MultiVivo,” that allows the customer to share a 3G, 3G+ and 4G connection with up to 5 mobile devices. All these services can directly be bought by the client through Vivo Service Store (“Loja de Serviços Vivo”).

We also offer wireless roaming services through agreements with local mobile service providers throughout Brazil and other countries, allowing our subscribers to make and receive calls while outside of our concession areas.  We provide reciprocal roaming rights to the customers of the mobile service providers with which we have such agreements.

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

We became the first telephone service concessionaire in Brazil to offer fixed local services outside its concession region (the State of São Paulo). In May 2003, we achieved the network expansion and universal service targets established by ANATEL, and began providing fixed local services to six other states in Brazil, including Sergipe, Espírito Santo, Rio Grande do Sul, Paraná, Santa Catarina and certain areas in Rio de Janeiro. In May 2004, we began providing local fixed telephone services in seven other states in Brazil, including those in the capitals of Pará, Roraima, Amapá, Rondônia, Maranhão, Tocantins and Acre. In May 2005, we also began to provide fixed local telephone services in the capitals of the following states: Ceará, Amazonas, Pernambuco, Rio de Janeiro, Bahia, Mato Grosso do Sul and Mato Grosso. Since May 2006, we have also been providing fixed local telephone services in Brasília (Federal District) and Goiânia, the capital of the State of Goiás. Currently, our main Market aside our concession region are Rio de Janeiro, Espírito Santo, Minas Gerais, Bahia, Pernambuco, Ceará, Federal District, Goiás, Rio Grande do Sul, Paraná and Santa Catarina.

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

In 2010, Telefônica Brasil began selling the product Popular Broadband (Banda Larga Popular), which is an initiative in the State of São Paulo to deliver affordable broadband for low-income populations. This product has a speed of 1 Mbps.

In 2011, the company and the Ministry of Communications signed the National Broadband Plan (Plano Nacional de Banda Larga) commitment which defines conditions for the provision of broadband retail and wholesale customer, as well as the conditions of communication, quality and supervision.

Broadband services provided under the National Broadband Plan should be provided starting with 90 days after it becomes effective.  However, the company voluntarily launched its services under the National Broadband Plan in July 2011 in municipalities where our mobile 3G network was already available. On September 28, 2011, the company began providing fixed broadband services for retail and wholesale customers. The Company also agreed to offer retail broadband for a price of up to R$35.00 to the consumer or a broadband and fixed telephony package for a price of up to R$65.00 to the consumer. Broadband services offered under the National Broadband Plan for retail customers have a minimum speed of 1 Mbps and may have limits on the amount of downloads available. Wholesale services were available in 350 municipalities and can be used by local governments and companies registered under the tax system called “SIMPLES.” Broadband services offered under the National Broadband Plan for wholesale customers are available in multiples of 2 Mbps, limited to 8 Mbps for local governments and 20 Mbps for corporate users.

We also provide fixed broadband services through cable internet and optical fiber (FTTH). Optical fiber is the most advanced technology currently available and it allows for speeds of up to 200 Mbps.

In 2013 Telefônica Brasil has 100% coverage of the municipalities in its concession area reaching more than 3.9 million customers of broadband.

Pay TV services

On March 14, 2007, ANATEL has granted A. TELECOM S.A., one of our wholly-owned subsidiaries at that time, the license to offer pay TV services via DTH. We began offering pay TV services on August 12, 2007.

On October 31, 2007, ANATEL’s council approved, from a regulatory perspective, the agreement between us and the Abril Group, which involved, among other transactions, the acquisition by us of all of the Abril Group’s MMDS operations (a special license that allowed us to offer pay TV through our subsidiary at that time, Telefonica Sistemas de Televisão S.A.). In November 2012, ANATEL authorized our provision of conditional access services to subscribers of our TV services.  The provision of conditional access service to TV subscribers and the revisions to the concession agreement for such services were ratified by the Brazilian government on February 5, 2013.

On December 31, 2013, we owned 641 thousand TV users, through both DTH, cable and IPTV technologies. We currently offer DTH to the entire state of São Paulo, and IPTV and cable in the metropolitan area of São Paulo.

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

Competition for long-distance services has continuously increased and by the end of 2013 there were a total of 55 different operators available through the Service Provider Selection Code (Código de Seleção de Prestadora), or CSP. Satellite services for providing circuits in remote areas for wholesale and large customers have been also implemented.

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

Digital Services

We have made strides in 2013 in the process of becoming a digital telecommunications company in areas such as financial services, machine-to-machine operations, e-health solutions, safety, video and advertising.  In the e-health area, we have over 2.4 million clients as well as a wide portfolio of products directed towards the B2B segment.  With these new developments, we aim to provide technology and innovation to the health services sector.

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

On May 7, 2012, the Brazilian government published Resolution No. 588/2012, which approved the new Regulation Compensation Network. Among the main changes compared to its predecessor resolution include the change in collection of the TU-RL on time considering the low incidence of 2 minutes per call TU-RL, changes in the interconnection regime for the partial Bill and Keep 25 % to 75% through December 31, 2013 and integral Bill and Keep beginning on January 1, 2014 and change in value of the TU-RIU to 25% of the fare LDN step 4 in 2012 and 20% after 2013.

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

At the end of 2013, Telefonica had 227 local and long-distance interconnection agreements and 108 agreements for provision of local traffic and long-distance.

I-Telefónica

I-Telefónica is a free Internet access service provider launched in September 2002 by our subsidiary at that time A.TELECOM S.A. (formerly Assist Telefónica).  The service, available throughout Brazil, delivers high-quality, stable Internet access that is structured to ensure that our clients do not encounter a busy signal when connecting to the Internet. I-Telefónica permits us to increase the range of our services and better supply our customers by offering an entry-level option to the Internet market.

Authorization to Provide Multimedia Services

On January 29, 2003, ANATEL granted our SCM license nationwide, allowing A. TELECOM S.A. (formerly Assist Telefónica), our wholly owned subsidiary at that time, to provide voice and data services through points-of-presence (POPs), which are comprised of private telecommunications networks and circuits. In addition to A. TELECOM S.A., ANATEL granted SCM licenses to T-Data (formerly T-Empresas) and Emergia.

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

Authorization for Multichannel Multipoint Distribution Service (MMDS)

On October 31, 2007, the board of ANATEL concluded its regulatory review of the agreement between Grupo Abril and the company, approving the transaction from a regulatory perspective, which involved, among other transactions, the acquisition of all of the operations of MMDS.  The approval was granted on November 19, 2007 and the transaction was fully cleared by regulatory and antitrust agencies.

In November 2012, ANATEL approved the adoption of service licenses for subscription television by the Telefonica group to the conditional access service.

On February 16, 2009, ANATEL extended the authorization until 2024 for the use of the spectrum frequencies associated with the MMDS in São Paulo, Curitiba, Rio de Janeiro and Porto Alegre. These authorizations were converted into SEAC (Paid TV license) in 2013 but due specific requirements set forth in the 4G bid notice, the Group shall transfer or waive such radio frequency authorizations until May 2014.

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

Every two years, during the agreement’s new 20-year period, publicly held companies will have to pay a renewal fee which will correspond to 2% of the revenue of the previous year, resulting from the application of basic service plans and alternative STFC, net of taxes and social contributions. The first payment of this biennial fee occurred on April 30, 2007, based on 2006 revenue, the second payment occurred on April 30, 2009, based on 2008 revenue, the third payment occurred on April 30, 2011, based on 2009 revenue and the fourth payment occurred on April 30, 2013, based on 2012 revenue. The next payment is scheduled for 2015 based on 2014 revenue. See Note 1 to our Consolidated Financial Statements.

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

Our local concession contracts set forth two mandatory plans for local fixed service, and allow for the concession company to design other alternative pricing plans of its own. Customers will have a choice between the two mandatory plans, any other alternative plan or a combination of basic and alternative plans. The main differences between the two main mandatory plans are as follows:

•	Local Basic Plan: for clients that make mostly short-duration calls (up to three minutes), during regular hours; and

•	Mandatory Alternative Plan (PASOO): for clients that make mostly longer-duration calls (above three minutes), during regular hours and/or that use the line for dial-up service to the Internet.

•	Individual Special Class Access (AICE) – plan created specifically for families enrolled in the Brazilian government’s social program.

The following table outlines the basic billing requirements and gross rates for the local Basic Plan and the Mandatory Alternative Plan:

Characteristics of Plan	Basic Plan	Mandatory Alternative Plan
Monthly Basic Assignment
Allowance (minutes included in the Residential Assignment)	200 minutes	400 minutes
Commercial Assignment Allowance (minutes included in the Commercial Assignment)	150 minutes	360 minutes
Local Call Charges
Regular Hours
Completing the call (minutes deducted from the allotment)	–	4 minutes
Completing the call after the terms of the allotment Sector 31	–	R$0.16072
Local Minutes–charges in excess use of the allotment Sector 31	R$0.10482	R$0.04018
Minimum time billing	30 seconds	–
Reduced Hours
Charge per answered call (minutes deducted from allotment)	2 minutes	4 minutes
Charge per answered call after the allotted duration Sector 31	R$0.20965	R$0.16072

The fees for Local Basic Plan Service were approved by ANATEL’s Act No. 5,834 of August 24, 2011 and readjusted through Act 762, dated February 1, 2013. The Alternative Plan under Mandatory Service Provisions (Oferta Obrigatória), or PASOO, was approved by Resolution No. 450, on December 7, 2006, being that the readjustment of the tariffs follows the same rule established for the local basic plan.

In addition, Resolution No. 547, published on November 29, 2010, established that the company’s fees for both the Local Basic Plan and Mandatory Alternative Plan (PASOO) should be unified following the unification of sectors 31, 32 and 34 into one single sector (sector 31), as defined by the Presidential Decree regarding the new General Plan of Grants published in the D.O.U. on November 21, 2008. This unification also applies to Basic Plan tariffs of fixed-to-mobile calls and long-distance calls and presumes the preservation of revenue earned on each item of the Basic Plan.

Resolution No. 586 established that families enrolled in the Brazilian government’s social program may have access to fixed telephone services under the special class individual access plan (Acesso Individual de Classe Especial), or AICE.  The subscription to the plan costs R$9.67 (excluding tax) and allows for 90 minutes of local fixed line calls.  Any exceeding fixed calls or calls to mobile or long distance phones may be made once pre-paid credits are purchased.   The price of mobile and long distance calls are determined pursuant to a standard plan.

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

On February 1, 2013, ANATEL issued Act No.762, which approved new local tariffs for concession areas. The average readjustment in the local service basket was 0.553%. Our readjustment totaled 0.568%.  The tariffs were applied to customers as demonstrated below:

•	Residential customers were charged a monthly subscription fee for the provision of service of R$41.62;

•	Commercial clients and nonresidential customers (PBX) were charged a monthly subscription fee for the provision of service of R$71.17;

•	Local minute tariffs were charged at R$0.10482 per minute in Sector 31; and

•	Activation fees of R$114.46 were charged in Sector 31.

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

In accordance with ANATEL regulations, we must charge interconnection fees to the other telephone service providers based on the following:

•
Fee for the use of our local network—we charge local service providers a network usage charge for every minute used in connection with a call that either originates or terminates within our local network.

•
Fee for the use of our long-distance network—we charge long distance service providers a network usage charge on a per-minute basis only when the interconnection access to our long-distance network is in use.

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

Mobile telecommunications services in Brazil, unlike those in the United States, are offered on a “calling party pays” basis, under which the subscriber pays only for calls that he or she originates. Additionally, a subscriber pays roaming charges on calls originated and terminated outside his or her home registration area. Calls received by a subscriber are paid for by the party that places the call in accordance with a rate based on per-minute charges. For example, a fixed-line service customer pays a rate based on per-minute charges for calls made to a cellular service subscriber. The lowest base rate per minute, or “VC1,” applies to calls made by a subscriber in a registration area to persons in the same registration area. Calls to mobiles outside the registration area, but within the mobile authorization area, are charged at a higher rate, “VC2.” Calls to mobiles outside the mobile authorization area are billed at the highest rate, “VC3.” When a fixed-line service customer calls a mobile subscriber, we charge the fixed-line service customer per-minute charges based on VC1, VC2 or VC3 rates. In turn, we pay the mobile operator a charge for the use of its network.

Resolution No. 576/2011 established rules for adjusting the VC fees, by approving rates for VU-M (mobile termination rate). It has also determined gradual annual percentages decreases from 2012 to 2014 for these fees. On April 5, 2013, ANATEL published Act 2222 in the Official Gazette, which led to a reduction of 8.77% on the value of our mobile termination rate.

Our revenue from network services also includes payments by other telecommunications service providers for the use of part of our network arranged on a contractual basis. Other telecommunications service providers, including providers of trucking and paging services, may use our network to connect a central switching office to our network. Some operators use our network to connect cellular central switching offices to the cellular radio-based stations. We also lease transmission lines, certain infrastructure and other equipment to other providers of telecommunications services.

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

Data Transmission Rates

We receive revenue from charges for data transmission, which includes our fixed broadband, the rental of dedicated analog and digital lines for privately leased circuits to corporations and others services. See “—A. History and Development of the Company—Historical Background—The Spin-off of Certain Data Transmission Operations” and “—A. History and Development of the Company—Historical Background—The SCM Restructuring.”

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

•
Contribution for the Fund for Universal Access to Telecommunications Services—“FUST.” FUST was established in 2000 to cover the cost exclusively attributed to fulfilling obligations (including free access to telecommunications services by governmental institutions) of universal access to telecommunications services that cannot be recovered with efficient service exploration or that are not the responsibility of the concessionaire. Contribution to FUST are due at the tax rate of 1% of gross operating telecommunications services revenue (except for interconnection revenue and excluding ICMS, PIS and COFINS), and it may not be passed on to customers.

•
Contribution to the Fund of Telecommunications Technological Development—“FUNTTEL.” FUNTTEL is a federal social contribution and was established in 2000, to stimulate, among others, technological innovation and to enhance human resources development so as to increase the competitiveness of the Brazilian telecommunications industry. Contribution to FUNTTEL is due at the tax rate of 0.5% of gross operating telecommunications services revenue (except interconnection revenue and excluding canceled sales, discounts, ICMS, PIS and COFINS), and it may not be passed on to customers.

•
Contribution to the Fund for Telecommunications Regulation—“FISTEL.” FISTEL is a federal tax applicable to telecommunications transmission equipment which serves to provide funds to cover the expenses incurred by the Federal Government in performing inspections of telecommunication services and in developing the means and improving the techniques necessary for carrying out these inspections. The fees owed to FISTEL, known as the FISTEL Taxes, are: (i) an installation inspection fee assessed on telecommunications central offices upon the issuance of their authorization certificates and (ii) an annual operations inspection fee that is based on the number of authorized central offices in operation at the end of the previous calendar year.

Exemptions for telecommunications infrastructure

In connection with the Plano Brasil Maior, a policy instituted to promote the Brazilian technology industry and foreign trade, the Brazilian Government established the special tax regime for the taxation of national broadband plans (Regime Especial de Tributação para o Plano Nacional de Banda Larga), or RePNBL.  This regime provides tax exemptions for telecommunications companies for broadband network expansions.  We have submitted certain projects for qualification under this exemption, in compliance with the July 2014 deadline, which are currently being evaluated by authorities.

Another initiative set forth by the Plano Brasil Maior established exemptions for machine-to-machine services.  We are currently waiting for the government to take action with respect to M2M.

Billing

We send each customer a monthly bill covering all of the services provided during the prior period. Telephone service providers are required under Brazilian law to offer their customers the choice of at least six different payment dates for each month.

We have a billing and collection system with respect to local, national and international long-distance voice, subscriptions, broadband, data, IT services, outsourcing, television and third-party services. Payments of bills are effected under agreements with various banks. The types of payments are by debit the customer's account, direct payment to a bank, Internet and other collection agencies (including lottery-playing facilities, drugstores and supermarkets). We aim to avoid losses in the implementation of new processes and the roll-out of new products through the monitoring of billing, collection and recovery controls. The billing process is audited by the Associação Brasileira de Normas Técnicas (Brazilian Association of Technical Standards), or ABNT, under the applicable rules of the Sarbanes Oxley Act. The actions are followed closely by our Revenue Assurance Team, which measures every risk of loss of revenue detected along the billing and collection chain. These risks are managed to minimize revenue losses.

It was started in 2012 a several initiatives to integrate fixed and mobile processes and systems. The first was part of our organizational structure when in the first quarter of 2012, we combined both fixed and mobile departments optimizing and focusing resources. In that year we also certificated mobile billing processes by the ABNT.

Another strong initiative related to process and system integration was the traffic mediation system project. Started during the last semester of 2012 and launched in operation in 2013, it was integrated all operation of fixed lines traffic to the same platform as the mobile lines, reducing the risk of revenue loss, achieving better operational levels and unifying best practices.

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

Value Added Services (VAS)

Entertainment, information and online interactivity services are available to all customers through agreements with content suppliers. These agreements are based on a revenue-sharing model through the processes of billed and prepaid categories, with all divergences between these categories being demonstrated to the content suppliers.

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

The collection process involves several steps, from an internal interactive voice response, or IVR to make sure payment is made on time, followed by a phone call when a payment is late, followed by a late payment notice, and finally reporting customer information to an external credit bureau. Customer risk profile, days past due and debt balance are used to increase strategy efficiency and maximize debt recovery efforts. Amounts overdue by over 105 days, except for accounts receivables from interconnection fees, government and corporate customers, are considered provisions for doubtful accounts. The write-offs are made in accordance with Brazilian regulations, which permits a bad debt write-off for late payments of zero to R$5,000 if they are over 180 days late or R$5,001 to R$30,000 if they are over 365 days late. Write-offs of late payments of over R$30,001 that are open for more than 365 days require the commencement of a lawsuit.

During 2013, the monthly average of partial suspensions, for both mobile and fixed services, was 2,449,320 lines and the monthly average of total suspensions was 445,547 lines. For TV services, the monthly average of suspension was 16,419 terminals. The provision for doubtful accounts in 2013 was 1.43% of the total gross revenue.

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

	At and for the year ended December 31,
Wireline access lines	2013	2012	2011	2010	2009
Installed access lines (millions)	15.1	14.8	14.7	14.6	14.5
Access lines in service (millions) (1)	10.4	10.5	11.0	11.3	11.3
Average access lines in service (millions)	10.4	10.7	11.1	11.3	11.5
Access lines in service per 100 inhabitants	23.7	25.1	26.5	27.5	27.1
Percentage of installed access lines connected to digital switches	100.0%	100.0%	100.0%	100.0%	100.0%
Number of public telephones (thousands)	199.1	199.2	215.8	250.7	250.5
Broadband access lines (millions)	3.9	3.7	3.6	3.3	2.6
Access lines in service out of São Paulo (FWT) (millions)	0.4	0.1	-	-	-

	Year ended December 31,
Mobile access lines	2013	2012	2011	2010	2009
Cellular lines in service at year-end (in millions)	77.2	76.1	71.5	60.3	51.7
Contract customers (in millions)	23.7	18.8	16.1	12.6	9.8
Prepaid customers (in millions)	53.6	57.3	55.4	47.7	42.0
Growth in cellular lines in service during year	1.4%	6.4%	18.7%	16.5%	15.1%
Churn(2)	45.6%	41.9%	34.2%	32.0%	30.5%
Estimated covered population (in millions)(3)	201.0	193.9	192.4	190.7	191.5
Penetration at year-end(4)	136.4%	132.7%	123.9%	104.6%	90.5%
Market share(5)	28.5%	29.1%	29.5%	29.7%	29.7%

(1)	Data includes public telephone lines.
(2)	Churn is the number of customers that leave us during the year, calculated as a percentage of the simple average
(3)	Number of people within our region that can access our cellular telecommunications signal.
(4)	Number of cellular lines in service in our region, including those of our competitors, divided by the population of our Region.
(5)	Percentage based on all lines in service in our region at year-end.

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

As content gains importance in the data world, it becomes more challenging to design a network able to meet the demand for content. High definition content has increased successfully among customers and 4K programming is coming fast, CDN assumes a key role in IPTV evolution, as it provides a better user experience and saves bandwidth at the same time.

With regards to Local Area Network, or LAN, as there is an increase in IP services, we aim to create a design that can absorb an exponential port growth for services without increasing operational costs. The result was the adoption of a new network implementation, using top of rack, or TOR and end of row, or EOR architecture. The technology reduces the amount of equipment on site and drastically decreases the use of cables, by placing small switches inside server racks, where cables are kept confined. From the rack to the site’s core switches, only one pair of fiber is sufficient. The result is a significant savings in operating expenditures, as well as space, energy and air conditioning, despite the significant increase of network ports on site.

We have coped with various security threats in 2013, many of them very sophisticated to the average customer, whose business isn’t network security. We have been able to expand our own network knowledge and infrastructure to protect customers from such threats. These initiatives have not only provided investments in internal security solutions that made our operations more reliable, but also leveraged new business opportunities in the managed security segment.

One of the main threats we have faced in 2013 has been Distributed Denial of Service attacks, or DDOS, as hackers attempt to shut down services by consuming all resources. DDOS counter-measures deployed in 2011 for internal protection has been widely expanded to corporate customer protection, generating new revenue and cross-selling and loyalty, as it demands Telefonica IP Internet services.

In the Value Added Services, we have been adopting new technologies to increase the speed with which we market new and enhanced services. Since 2009, we have deployed a new Service Delivery Platform, or SDP into the network, to evolve our environment through a secure and scalable solution that offers the most different value added services, including eHealth and Financial services. In 2011, we gave another step towards the evolution of our value added services environment, with the implementation of the Next Generation Intelligent Network platform, or ngIN, enabling voice call notification and call handling based services. Through the exposure of WebServices and application programming interfaces, or  APIs, we introduced the Telecommunications market to Service Providers that have no Telecom specific knowledge, which explains the increasingly rapid growth of the quantity and quality of our Value Added Service offering. In addition, for the delivery of valued added services into the enterprise market, also offer another platform named Torpedo Empresas, which allow the Brazilian Banks and Financial Entities to deliver their own services, such as bank accounts notifications, financial transaction notifications and the delivery of access tokens to their customers.

We offer the IPTV service through the FTTH network using a new platform that is a reference in the world (Global Video Platform). This platform consists of pay TV with video broadcast offered through the use of the IP protocol. We made several improvements in the platform, such as the inclusion of Instant Channel Change (ICC), Picture in Picture (PiP), Live Pause, APP’s  (Social Network- like Facebook, Weather, Health, Multi-view, News, Kids and others) providing a better user experience. Additional services, such as pay-per-view and video on demand (VOD), are also available.

In 2014, we plan to continue the improvements in global video platforms aiming to increase competitiveness in the ITS market. New features like Timeshift and Catchup TV will be implemented and we will expand all the services to other cities of São Paulo.

The IPTV platform also offers games, interactive and connectivity services through third party contents, furthermore offers Over The Top (OTT) contents, for the broadband users, through the applications developed for smart TVs, smart phones with Google’s Android and Apple’s iOS, besides STBs and PCs. A new service OTT Live will deliver broadcast channels to those devices.

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

In 2012, we had a breakthrough in the M2M market, with the deployment of a new and revolutionary solution within the Brazilian market, introducing an M2M Global Platform that allows our B2B customers to have access to a Management Web Portal user interface in the internet to access online and real-time information regarding their devices. Some of the competitive advantages of the deployed solution against our previous service and those of our competitors are the Self-management of the acquired SIM Cards, to control, assign plans and tariffs or even block the use of the network by the device. In 2014, we will continue to evolve the offer, adding new functionalities.

Since 2012, “Speedy” is also offered under the Very-High-Speed Digital Subscriber Line technology (VDSL2), which allows broadband accesses of up to 25Mbps. These technologies provide high-speed Internet access through regular telephone lines. Yet in 2012, we started the implementation of Multi-Service Access Nodes (MSAN) in order to modernize the wireline network of some distant areas, integrating voice, broadband and data services on a single cabinet. We also offer broadband services using coaxial cable at speeds between of 8 Mbps up to 100 Mbps. In 2013, the product “Banda Larga Popular,” which has a speed of 250 kbps to 1 Mbps, reached 1 million and 388 thousand customers.

Through platform called DLM ASSIA, which improves the diagnosis and stability of service to customers, we increased the number of correct recommendation speed upgrade, over 410 million upgrades were made during 2013, looking for loyalty of the customer base and increased revenue.

In 2007, we initiated the implementation of the FTTH network (available through fiber optic cables running to the subscriber’s home – GPON technology) with coverage of 1.9 million homes. With this service, we reach a range of different speeds up to 200Mbps, and high definition IPTV service (HDTV).

In 2013, we surpassed the mark of 3.9 million broadband clients connected served via xDSL, fiber and coaxial cable. To reach this number of clients, we constantly search for market differentials such as new integrated services, speed upgrades and servicing of new localities, among others.

In 2011, we launched the HSPA+ technology, commercially known as 3GPlus. This technology was firstly commercially launched in November, 2011 in São Paulo (and its extended metropolitan area with area code 11) but now is offered in 100% across our WCDMA coverage, allowing customers who have compatible terminals to achieve up to three times the value of traditional 3G’s rate. In 2013, we launched the LTE system in a new spectrum (2600 Mhz). 73 Brazilian cities were covered with 4G in 2013 (including those hosting World Cup games in 2014). Over the next years, we expect the 4G coverage will mainly support the requirements of the Brazilian Regulatory Agency.

Competition

In 2013, competition continued to increase in the market for small/medium enterprises and in the residential market due to an expansion of the coverage area realized by the main competitors, improvements on their portfolios, and also due to an increase in their commercial activity and offers for both fixed and mobile services, adding downward pressure to prices and insisting on higher discounts.

The telecom scenario in 2013 as in previous years remained very competitive and showed good progress in mobile broadband, especially for the commercial launch of 4G LTE technology in compliance with the schedule established by the Government for the cities hosting of Confederations Cup games. We played a prominent role reaching the leadership of the 4G market through December with over 73 municipalities having coverage and remained a leader in 4G coverage by population, with 30% of the total population in the covered area.

We face intense competition in all the areas in which we operate, principally from other cellular service providers and also from fixed-line operators. Many of these competitors are part of a large, national or multinational group and therefore have access to financing, new technologies and other benefits that are derived from being a part of such a group.

Our main mobile service competitor in the states of Paraná, Santa Catarina, Pará, Ceará, Rio Grande do Norte, Pernambuco and Alagoas is TIM Celular or TIM, a Brazilian telephone company, subsidiary of Telecom Italia.

In the states of Maranhão e Paraíba the principal mobile competitor is Oi, previously formed by Telemar Norte Leste SA and Brasil Telecom SA. The group has a concession of fixed telephony in all States and, through TNL PCS authorization to offer mobile services.

Rio de Janeiro, Rondônia, Goiânia, Distrito Federal, Bahia, Piauí and Tocantins are states where Claro is our main competitor. Claro is a mobile operator that was created in Brazil, resulting from the six regional operators: Americel, ATL, Nordeste BCP, BCP SP, Claro Digital and Tess. In September 2003 Claro announced the consolidation of all these operators under a single brand, Claro. It is controlled by a Mexican company, America Movil Group.

In the other 11 Brazilian states (São Paulo, Acre, Amazonas, Roraima, Sergipe, Amapá, Mato Grosso, Mato Grosso do Sul, Minas Gerais, Espírito Santo and Rio Grande do Sul) we are the leader in the mobile market.

Our main competitors for the provision of fixed services are: America Móvil / Telmex group (which includes NET, Claro and Embratel), TIM (which is commercially represented by Live TIM), GVT and SKY. Our competitors employ varied strategies to gain market share. For instance, GVT expanded its operations to the city of São Paulo, with a strategy based on ultra-broadband services, high-quality customer service, and a new TV product, targeting high-income residential clients and small and medium businesses. NET restructured its portfolio TV with a  focus in HD channels and kept the aggressive pricing strategy of broadband, offering 30 Mb promotionally priced at10 Mb. Live TIM had a significant growth and reached 60k customers by the end of 2013. In the segment of low-income customers, we face competition from Embratel in TV services and NET in both TV and broadband services. SKY provides satellite pay-TV service and offers from low to high prices packages to its targets.

One of the main trends in the Brazilian telecom market is the increase of offers composed by both mobile and fixed services. NET and Claro (two companies of America Móvil group) launched “Combo Multi”, an offer with ultra-broadband, pay-TV, fixed and mobile lines all together in one package. Just as NET and Claro, Oi remains focused on the convergence strategy between fixed and mobile services.

We continue to develop and expand our product offerings, particularly those with great potential for future growth, such as broadband Internet services, pay-Tv, and information technology services beyond the creation of convergence fixed-mobile deals among services. In fixed broadband, the company has expanded its portfolio of speeds according to each customer need by offering packages of 1Mbps to 200Mbps with “Vivo Internet Casa.” We emphasize the “Vivo Internet Box” option for broadband product areas where other technologies are not available with plans starting at R$ 52.90 per month. The Company has invested heavily in expanding the fiber optic network to within the client's home in order to reach over 1.9 million homes in 25 cities in the State of São Paulo, as the only operator in São Paulo along with NET using the FTTH - Fiber to the Home technology (NET has launched FTTH for the 500Mbps speed in January of 2014, at São Paulo and Rio de Janeiro cities). In the last quarter of 2013, Vivo launched the new portfolio of Internet service Vivo Fiber, 50, 100 and 200 Mbps, with plans starting from R$79.90/month, this ensuring that only our customers have the highest speeds of São Paulo, with competitive prices.

We have also launched a FWT service which offers fixed-phones using the wireless network. With our FWT service, we aim to leverage the fixed-phones sales, mainly outside the state of São Paulo, where we have reduced fixed network capacity. This solution can also reduce the cost of providing this service to enterprises located nationwide, such as banks, which we already have in our portfolio of clients.

The year 2013 was also marked by the resumption of investments and growth in the pay-TV market. In the first quarter the Vivo TV Fiber was launched, providing the most watched channels allied to unique features enabled by fiber optic technology and the Mediaroom platform. The service offers thousands of content which can be watched when the customer desires and unique applications that ensure greater interactivity. A massive campaign was also launched in the first half of the year in the state capital, leveraging the growth of 6x the monthly sales of the product, especially for customers who had already experienced Vivo’s ultrabroadband.

We continue with our strategy in the corporate market as a provider of complete infrastructure solutions for information technology customers, integrating hardware packages, voice, data, Internet and network services.

To conclude, in 2013 ANATEL kept monitoring closely the quality goals of all telecom services, establishing along the period new rules and public consultation in order to increase the quality pattern. Vivo remains with its strategy focused on quality and profitability, already recognized by the market, and at the same time launching innovative services and products.

Seasonality

Our business and results of operations are not materially affected by seasonal fluctuations in the consumption of our services.

Regulation of the Brazilian Telecommunications Industry

General

Our business, including the services we provide and the rates we charge, is materially affected by comprehensive regulation under the General Telecommunications Law and various administrative rules thereunder. Our companies that operate under a concession are authorized to provide specified services and have certain obligations, according to the Plano Geral de Metas de Universalização (PGMU), or General Plan on Universal Service Targets and the Plano Geral de Metas de Qualidade (PGMQ), or General Plan on Quality Targets.

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

Companies that operate under the public regime are Telefonica, Embratel, Oi, CTBC Telecom and Sercomtel. The primary public regime companies provide fixed-line telecommunications services in Brazil that include local, intraregional, interregional and international long-distance services. All other telecommunications service providers, including the other companies authorized to provide fixed-line services in our concession region, operate under the private regime.

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

SMP Licenses

Before January 2000, ANATEL had only authorized two mobile service providers in each of the ten franchise areas under “A” band and “B” band. “A” band and “B” band mobile service providers were granted concessions pursuant to the Lei Mínima, or the Minimum Law. Each concession was a specific grant of authority to supply mobile telecommunications services, subject to certain requirements contained in the applicable list of obligations appended to each concession. If a mobile service provider wishes to offer any telecommunications services other than those authorized by its authorized concession, it may apply to ANATEL for an authorization to offer such other services.

In November 2000, ANATEL adopted certain regulations for the issuance of new licenses, which are authorizations to provide wireless communication services through SMP, personal mobile service, to compete with the existing mobile operators in the various regions of Brazil. These regulations divided Brazil into three main regions covering the same geographic area as the concessions for the fixed-line telecommunication services. ANATEL organized auctions for three new licenses for each of those regions. The new licenses provided that the new services would be operated in the 1800 MHz radio frequency bands which were denominated as the “C” band (which was later transformed into extension bands), the “D” band, “E” band and “M” band. These licenses were auctioned by ANATEL and awarded during the first quarter of 2001, at the end of 2002, in September 2004, in March 2006, in September 2007, in December 2007 and in December 2010. In September 2007, ANATEL organized auctions for 15 new licenses in the 1900 MHz radio frequency bands which were denominated Band “L.” Vivo acquired 13 spectrum licenses in band “L.” In December 2007, ANATEL organized auctions for 36 new licenses in the 1900-2100 MHz radio frequency bands (3G licenses) which were denominated bands “F,” “G,” “I” and “J.” Vivo acquired seven spectrum licenses in Band “J” and Vivo Participações acquired two spectrum licenses in Band “J.” In December 2010, ANATEL organized auctions for 165 new licenses in the “H” band, extension bands, and available frequencies at “A,” “D,” “E,” “M” and TDD bands. Vivo was awarded 23 licenses (14 spectrum licenses in 1800 MHz bands (“D,” “E,” “M” and extension bands) and 9 spectrum licenses in 900 MHz extension bands).

On February 3, 2003, TCO replaced its SMC Concession Contracts for Personal Mobile Service Agreements (Termos de Autorização do Serviço Móvel Pessoal) in Regions I (sub range of “B” frequencies) and II (sub range of

“A” frequencies) of the General Plan of Grants. On December 10, 2002, Telerj Celular, Telest Celular, Telebahia Celular, Telergipe Celular, Celular CRT, Global Telecom and TELESP Celular replaced its SMC Concession Contracts for Personal Mobile Service Agreements, or SMP, in Regions I (sub range of “A” frequencies), II (sub range of “A” and “B” frequencies) and III (sub range of “A” frequencies) of the General Granting Plan. On July 27, 2006, ANATEL published Act 59867 authorizing the incorporation of TCO, Teleacre, Telegoiás, Teleron, Telems, Telemat, NBT, Telerj, Telest, Telebahia, Telergipe, Celular CRT and TC by GT, as well as the transfer of the respective SMP service authorization titles and of the SMP radio-frequency rights-of-use titles. Act 59867 also provides for the automatic termination of the authorizations for Multimedia Communication Services (Serviços de Comunicação Multimídia, or SCM) of TCO, Teleacre, Telegoiás, Teleron, Telems, Telemat, NBT, Telerj, Telest, Telebahia, Telergipe, Celular CRT and TC, upon each of their respective incorporations.

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

Our new SMP licenses include the right to provide mobile services for an unlimited period of time but restrict the right to use the spectrum according to the schedules listed in the old licenses (Vivo-Rio Grande do Sul (“A” band) until 2022 (renewed in 2006); Vivo-Rio de Janeiro (“A” band) until 2020 (renewed in 2005); Vivo-Espírito Santo (“A” band) until 2023 (renewed in 2008); Vivo-Bahia (“A” band) and Vivo-Sergipe (“A” band) until 2023 (renewed in 2008); Vivo-São Paulo (“A” band) until 2023 or 2024, for the cities of Ribeirão Preto and Guatapará (renewed in 2008); Vivo-Paraná/Santa Catarina (“B” band) until 2028 (renewed 2013); Vivo-Federal District (“A” band) until 2021, (renewed in 2006); Vivo-Acre (“A” band), Vivo-Rondônia (“A” band), Vivo-Mato Grosso (“A” band) and Vivo-Mato Grosso do Sul (“A” band) until 2024 (renewed in 2008); Vivo-Goiás/Tocantins (“A” band) until 2023 (renewed in 2008); Vivo-Amazonas/Roraima/Amapá/Pará/Maranhão (“B” band) until 2028 (renewed 2013); Vivo (Minas Gerais) (“A” band) until 2023 (renewed in 2007) and Vivo (for the cities where CTBC Telecom operates in the state of Minas Gerais) (“E” band) until 2020). Spectrum rights may be renewed only once over a 15-year period.

In September 2007, ANATEL organized auctions of new SMP licenses in the remaining radio frequency bands “D” and “E,” in the 1.8 GHz frequency band “M,” and fifteen licenses in the 1.9 GHz frequency band “L,” previously allocated to fixed operators. Vivo acquired 13 spectrum licenses in band “L.” The following Terms of Authorization for band “L” have been signed: Vivo-Rio Grande do Sul (“L” band) until 2023 (renewed in 2006) and 2022 for the cities of the metropolitan area of Pelotas; Vivo-Rio de Janeiro (“L” band) until 2023 (renewed in 2005); Vivo-Espírito Santo (“L” band) until 2023 (renewed in 2008); Vivo-Bahia (“L” band) and Vivo-Sergipe (“L” band) until 2023 (renewed in 2008); Vivo-São Paulo (“L” band) until 2023 or 2022 for the cities where CTBC Telecom operates in the state of São Paulo; Vivo-Paraná (excluding the cities of Londrina and Tamarana)/Santa Catarina (“L” band) until 2023; Vivo-Federal District (“L” band) until 2023, (renewed in 2006); Vivo-Acre (“L” band), Vivo-Rondônia (“L” band), Vivo-Mato Grosso (“L” band) and Vivo-Mato Grosso do Sul (“L” band) until 2023 (renewed in 2008) or 2022 for the city of Paranaíba of Mato Grosso do Sul; Vivo-Goiás/Tocantins (“L” band) until 2023 (renewed in 2008) or 2022 for the cities where CTBC Telecom operates in the state of Goiás and Vivo-Alagoas/Ceará/Paraíba/Piauí/Pernambuco/Rio Grande do Norte (“L” band), until 2022. Spectrum rights may be renewed only once over a 15-year period.

In December 2007, ANATEL organized auctions for 36 new licenses in the 1900-2100 MHz radio frequency bands (3G licenses), denominated as bands F, G, I and J. Vivo was awarded seven spectrum licenses in band “J” and Vivo Participações was awarded two licenses, covering all the country until 2023 with 2100 MHz radiofrequency. Spectrum rights may be renewed only once over a 15-year period.

In December 2010, ANATEL organized auctions for 165 new licenses in the “H” band, extension bands, and available frequencies at “A,” “D,” “E,” “M” and TDD bands. Vivo was awarded 23 licenses (14 spectrum licenses in 1800 MHz bands (“D,” “E,” “M” and extension bands) and 9 spectrum licenses in 900 MHz extension bands), expiring in 2023:

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

•	1800 MHz extension band of the cities of Londrina and Tamarana, in the state of Paraná; and

•	1800 MHz (extension sub bands in Region II, within the states of São Paulo and Espírito Santo, Ceará and Pernambuco) and TDD (National coverage).

On December 1, 2011 ANATEL carried out the bidding of frequency blocks (Notice No. 001/2011/PVCP/SPV-ANATEL), divided into 54 lots, in the bands: 800 MHz (Band A in the North), 1800 MHz (sub bands extension in Region II, within the states of São Paulo and Espírito Santo, Ceará and Pernambuco) and TDD (national coverage), totaling approximately R$592 million, considered the minimum biding price. This auction offered remaining lots from Notice No. 002/2010/SPV-ANATEL, held in December 2010, in which Vivo was one of the largest winners in the auction by acquiring radio frequency bands 900 MHz and 1,800 MHz.

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

•
existing mobile service providers as well as new entrants into the Brazilian telecommunications market can bid for “D” band, “E” band, “M” band, “L” band, “F” band, “G” band, “I” band and “J” band licenses;

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

•	a mobile operator, or its respective controlling shareholders, may not have geographical overlap between licenses.

In 2013, we changed the terms of our authorization regarding Band "G" (1.9 GHz) in certain locations, adapting their blocks of frequencies to 2.1 GHz and aligning them with the band "J" (3G) which provides a more efficient use of the spectrum. The alignment has not occurred in the following areas:  Northeast, with exception to Bahia and Sergipe; Pelotas, Morro Redondo, Capão do Leão and Turuçu, in Rio Grande do Sul; Buriti Alegre, Cachoeira Dourada, Inaciolândia, Itumbiara, Paranaiguara and São Simão, in Goiás; and Paranaíba in Mato Grosso do Sul. This change is foreseen in the bidding document No 001/2007. Telefonica has no band “G” in northeast region and in Londrina and Tamarana, Paraná.

On June 12 and 13, 2012, ANATEL held a public bidding for 273 4G lots in the 2,500 to 2,690MHz frequencies.  We acquired the “X” band, with a nationwide coverage, for R$1.05 billion.  Given the rules of the public bidding process, which limited the total spectrum each service provider could hold within this frequency, we agreed to relinquish bands “P,” “T” and “U” used for MMDS services within 18 months of obtaining the “X” band. Sky and TIM will have preferred rights for the acquisition of the “T” and “U” and for the “P” bands, respectively in the cities of Curitiba and Rio de Janeiro and Oi will have preferred rights for the acquisition of the “P” band in the cities of São Paulo and Porto Alegre.

In order to meet the coverage obligations and the schedule defined by ANATEL, we have already made the 4G service available in the cities that hosted the 2013 FIFA Confederations Cup and that will host as well as sub-host cities for the 2014 FIFA World Cup. To complete the coverage requirements, for the next years we will meet the following coverage requirements:

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

After receiving the ANATEL study on the occupation of the 700 MHz frequency, published in early January 2013, the Brazilian Ministry of Communications, issued Ordinance No. 14, with guidelines for accelerated access to the Brazilian System of Digital Terrestrial Television - SBTVD-T and to broaden the availability of the radio frequency spectrum for meeting the goals set forth by the National Broadband, or PNBL. The ordinance also establishes that the ANATEL develop a proposal to regulate use of the band. Between February and May 2013, the proposal was taken to a public consultation and the discussion, which led to Resolution No. 625/2013, which approves the allocation of the 700 MHz band to the fixed and mobile services of telephony and broadband. However, the completion of the allocation process requires the migration of the TV channels that currently occupy the band as well as the conclusion of studies regarding spectrum interference between mobile and TV services that are currently being performed by ANATEL.

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

The mobile service authorizations of  Vivo involve obligations to meet quality of service standards the system’s ability to make and receive calls, call failure rates, the network’s capacity to handle peak periods, failed interconnection of calls and customer complaints. ANATEL published the method for collecting these quality service standards data on April 23, 2003 (ANATEL Resolution No. 335/03 and 317/02). In July 2010, ANATEL published Public Consultation No. 27/2010, revising the General Plan of Standards of Quality of the SMP.

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

The new Regulation provides for the assessment of the network connection and their respective data transmission rate, assessing aspects of availability, stability and connection speed for the data network. In addition, the rule established the formation of GIPAQ (Deployment Group of Quality Measurement Process), which is responsible for implementing the processes on the quality indicators for the “Instant Transmission Rate Guarantee “and “Average Transmission Rate Guarantee.”

The methodology and procedures regarding the collection of data connection indicators has been defined by a group composed of providers, ANATEL and Quality Authority (EAQ), which shall be responsible for implementing these processes and which has been hired by the mobile operators, as a group, starting with February 29, 2012. All costs associated with implementing the new procedures for measuring quality are borne by the providers of SMP services.

Initially, targets were defined by at least 60% of the speed hired by users and 20% of the instant speed. On November 2013, ANATEL raised the target values and in 2014 and 2015 there will be new raises.

In July 2012, ANATEL suspended the sale and activation of the mobile lines of three major Brazilian operators. Vivo was not affected by this measure. Since then, ANATEL has requested from operators, the submission of an Action Plan for Quality Improvement of the Mobile Telephony. Vivo had its plan approved on September 10, 2012. As of early 2013, ANATEL has been regularly publishing measurement results for predefined indicators.

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

ANATEL approved other resolutions and consents in 2013:

•	Resolution No. 607/2013: Amends the Fixed Telephony Numbering Regulation, enabling the efficient allocation of Provider Selection Codes (CSP).

•
Resolution No. 608/2013: Amends the Account Separation and Allocation Regulation (RSAC) in order to make Accounts Document Separation and Allocation (DSAC) simpler and aligned to international standards.

•	Resolution No. 614/2013: Establishes the new Regulation for Multimidia Communications Service (“Serviço de Comunicação Multimidia – SCM).

•	Resolution No. 615/2013: Amends the Fixed Telephony Service Regulation (STFC), in order to align it with the other regulations regarding fixed telephony.

•	Resolution No. 619/2013: Amends the Account Separation and Allocation Regulation (RSAC) in order to standardize the allocation of historical and current costs of operators.

•	Resolution No. 622/2013: Creates conditions to enable the provision of fixed telephony in rural areas, as foreseen in the General Plan for the PGMU III.

•
Resolution No. 623/2013: States that, telecommunications services providers with more than 1 million customers must create councils with society representative to discuss proposals for improving the services quality.

•	Resolution No. 629/2013: Approves the Conduct Adjustment Regulation, that set the rules for the operators to swap fines for investment.

Other Regulatory Issues

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

Under the SMP regime, we receive revenues from interconnection fees paid to us by wire line long-distance operators due to long-distance traffic originating and terminating on our network. On March 24, 2011, ANATEL approved the corporate restructuring of Vivo Participações and Vivo, which are now controlled by the company and not by Brasilcel. The operation resulted in the final merger of shares of Vivo Participações into the company.  See “Item 4. History and Development of the Company–A. Historical Background–Corporate Restructuring Involving Vivo Participações”.

On August 18, 2011, through Act 5,703/2011, dated August 16, 2011, ANATEL approved the merger of Vivo Participações into the company, with the transfer of the SMP authorizations and respective authorizations terms held by Vivo Participações to Vivo, as well as the resignation by Vivo of its SCM authorization.

On October 2012, the board of directors of ANATEL approved the inclusion of interconnection, facilities, operational and other commodity revenues to the basis for calculating the amount owed in the renewal of the authorization terms for radio frequencies.  In addition, according to the concession agreements for fixed line services, we are required to pay an amount equal to 2% of our net revenues for basic and alternative service plans, every two years.

On July 2012, we received notice that a cost model was being revised for fixed-line as well as mobile operations.  Concurrently, ANATEL published a request for comments and suggestions regarding the preparation and implementation of the cost model. Resolution No. 608/2013 began with that consultation and was published on April 2013, simplifying the accountability process and adapting the Regulatory Chart of Accounts. In August 2013, ANATEL approved Resolution No.619/2013 that standardized information about the historical and current costs of operators.

Between September and November, 2013 a Public Consultation was held by ANATEL to discuss the determination of the maximum use fees for the fixed and mobile telephony and EILD (Industrial Use of Dedicated Lines), based on the Cost Model (DSAC). The subject is now being studied by ANATEL.

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

According to Law 12,485/2011, the SeAC service has replaced current cable subscription TV services, subscription TV, MMDS and DTH and will be regulated by ANATEL. As a result of this law, ANATEL introduced in December 2011 the proposed regulations for Pay TV services through Public Consultation No. 65/2011, including license grants, installation and licensing of stations and mandatory distribution programming channels. The Public Consultation was finalized on February 2, 2012 and resulted in Resolution No. 581, issued by ANATEL on March 28, 2012, as well as the new Authorization Terms of the SeAC.

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

As a result of Law No. 12,485/2011, the National Cinema Agency (Agência Nacional do Cinema), or Ancine issued one public consultation by the end of 2011 and one public consultation in 2012 to regulate the registration of economic agents.

In 2013, we had our licenses adapted to the new regulation and was recognized as an economic agent by ANCINE.

Interconnection Regulation

Under the General Telecommunications Law, all mobile telecommunications service providers must provide interconnection upon the request of any other mobile or fixed-line telecommunications service provider. More specifically, telecommunications service providers are classified as providers of either collective or restricted services. All mobile operators, including SMP service providers, are classified by ANATEL as collective service providers. All providers of collective services are required to provide interconnection upon request to any other collective service provider. Since 2005, telecommunications service providers have been permitted to freely negotiate the terms and conditions upon which interconnection will be provided, subject to price caps and other rules established by ANATEL. For example, providers must enter into agreements regarding, among other things, tariffs and technical issues with all parties on a nondiscriminatory basis and starting in 2005, to have a more homogeneous system and to accelerate the negotiation of interconnection contracts, ANATEL has required a standard interconnection network from STFC and SMP Operators through an offer made publicly and equitably.

If parties to an interconnection agreement cannot agree upon the terms and conditions of interconnection, ANATEL may determine those terms and conditions by arbitration. Interconnection agreements must be approved by ANATEL and may be rejected if they are contrary to the principles of free competition and the applicable regulations. ANATEL has adopted, from time to time, various regulations governing interconnection rules. The following are the material regulations currently applicable to our business:

•	the new General Regulation of Interconnection (“Regulamento Geral de Interconexão”–Resolution No. 410/2005, or “RGI”);

•	the Regulation of Separation and Allocation of Costs (approved by Resolution No. 396/2005) and its annexes (approved by Resolutions No. 480/2007, 483/2007, 503/2008, 608/2013 and 619/2013);

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

•
Resolution No. 588/2012 – Regulates network compensation for the STFC.  This regulation revised the method of charging for TU-RL during the reduced time period for calls under two minutes of duration, and the change in Bill and Keep regime.

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

•
VCt≤VCt0 x (1-R-FA) x (ISTt / ISTt0), where R corresponds to the “Reduction Factor” (Fator de Redução) and FA to the “Damping Factor” (Fator de Amortecimento), the percentage of which depends on inflation in the corresponding period.

The Reduction Factor to be applied in the next readjustment of the VC rate for fixed-mobile calls is following the schedule below:

•	for the first readjustment, ANATEL applied a Reduction Factor of 18% on April 2012;

•	for the second readjustments, ANATEL applied a Reduction Factor of 12% on April 2013; and

•	if the cost model has not yet produced results, the third readjustment will be subject to a Reduction Factor of 10% by April 2014.

The “Damping Factor” has the following scale: 0 if inflation is less than 10%; 0.01 if inflation is between 10% and 20% and 0.02 if inflation is above 20%.

For the VU-M fees, they remain freely negotiated and in case there is no agreement as a result of the new VC determined according the formula above, any reduction of these fees will be applied to the VU-M fee up to the VU-M / VC1 ratio to achieve 70%. From this level, the reduction will also be assessed in other components of the VCs, maintaining this ratio. As an example, in 2013, since the concessionaries and the mobile operators did not reach an agreement, ANATEL has determined that values for VC-1, VC-2 and VC-3 must be reduced by 8.77%.

According to Resolution No. 600, ANATEL established that the RVU-M 2014 should be at most 75% of the amount applicable at the end of 2013 and the RVU-M 2015 should be at most 50% of the amount applicable at the end of 2013.  Beginning in February 2016, VU-M will be determined based on cost modeling.

Mobile Rate Regulation

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

By the end of 2011, Vivo entered into an agreement with Oi (Regions I and II) and us (Region III) for the recognition of the VU-M fee paid at the time and agreed to maintain this amount for an additional 24 months, based on the VC1 readjustment pleaded by both these companies to ANATEL. However, these fees were not approved by ANATEL due to the publication of ANATEL’s Resolution No. 576/2011, which addresses the criteria for adjustment of fees for calls from fixed-lines involving access to the SMP or SME. On January 25, 2012, ANATEL published Act No. 486, with the new fees for VC1, VC2 and VC3 (with an average reduction of 10.78%) and, on February 22, 2012, ANATEL published Act No. 1,055 with new VU-M fees (with an average reduction of 14%). However, Oi obtained an injunction in Federal Court to have its readjustment request analyzed by ANATEL. This decision is subject to appeal. See “—Interconnection Regulation.”

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

In 2012, and according to Resolution 600/2012, ANATEL established that the mobile termination rate of reference for providers having significant market power based on a Cost Model would become effective on February 24, 2016. This termination rate was established by Resolution 438/2006 and will be used only in cases where an arbitration proceeding is necessary.

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

Customer Service

In 2012 Telefônica Brasil expanded its differentiation customer service model by initiating a large segmentation process that recognizes customer decision of keeping both connections, fixed and mobile, into the same company, delivering a unique experience. This model is operating since the first half of 2013.

Customer service segmentation model allows the company to improve its multichannel strategy. In 2013 there was a substantial progress regarding electronic channels adoption such as Vivo SMS, which was used by more than 3.5 million customers per month. Numbers kept on growing at the same speed of previous years, reaching 79% share of received contacts.

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

According to  the last data published by ANATEL, Vivo managed to continue as the top telecommunications mobile company in Brazil by having the smallest complaint ratio between the national reach telecommunications groups, as well as reaching number 1 position in regards to Attendance Performance Index (IDA) – the company placed best in 54 out of 55 months of evaluation. Similar results were reported by SINDEC (National System of Consumer Protection Information), which gathers information of Procons from all over the country and that showed a 10% substantiated complaints reduction in comparison to the previous year. Not enough, it has the best KPIs among its competitors as stated by the second edition of the project “Consumer Defense Public Indicators”, published by Ministry of Justice. Furthermore, it was considered the company with the best resolution rate in relation to other players in the telecom industry reaching 89.64%.

All these results were supported by Telefônica Brasil actions towards quality and expansion of the customer service channels, aiming to improve customers experience and get closer to their needs, therefore keeping its leadership position in the telecom market.

Marketing and Sales

During 2013, we integrate channels to offer standardized solutions and customer service along with innovation and best practices for the sale of fixed and mobile services.

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

•
Exclusive Dealers: The exclusive dealers channel is composed by companies, certified to provide our full portfolio through an adequate distribution network to cover the geographic dimensions of the country.  Although the channel offers the whole portfolio, the channel is focused on the post-paid product.

•
Recharge channels: Composed by around 70 distributors that deliver pre-paid product and services to small and medium companies in various market sectors throughout the country. This is the largest channel for prepaid recharge and access, with a huge growth of virtual recharge year by year.

•	Retail Channel: With strong alliance with the main retailers in Brasil, focused in prepaid recharges and data services.

•	Telesales: sales through active and passive telemarketing call centers, employing highly trained sales associates, focused on fixed lines, data services and migration from pre-paid to postpaid plans.

•
E-commerce: As a key component of the Company’s transformation process to become a Digital Telco and to deliver more value to its customers, Telefônica Brasil has put strong focus on the Online Channels in 2013. In the web portal www.vivo.com.br, customers can obtain up-to-date information to the company´s products and services, including specific sections for corporate customers and online self-service. A total of more than 300 different services and requests can be managed online. Besides, a new mobile site tailored for smartphones was launched during the year, as well as new applications and improvements in the look and feel and functionalities of the existing online channels. The e-commerce processes are also being improved on a continued basis, to leverage on the strong e-commerce growth observed with web users in Brazil. Current e-commerce capabilities include but are not limited to the sales of mobile handsets and plans, and the portfolio of services of fixed and mobile businesses, top-ups and VAS. Some results of this strategy in 2013 were:

-	Increase of 27% on customer care transactions, supported mainly by a strong focus on “Meu Vivo”, the company´s self-care service that is available on the web and also on apps;
-	Partnerships with the main players of credit card and e-payments market, as well as the development of new Online channels, which increased the number of online top-ups in 500%;
-	44% increase on web and mobile portals visits, having the mobile portal surpassing the web portal for the first time, representing 58% of the overall online traffic;
-
35% increase of the online sales transactions vs. 2012, due to the good performance of innovative marketing campaigns such as the participation for the first time in the Black Friday in November, and the re-launch of the online store for mobile handsets and services;

-	59% increase on the penetration of the e-invoice, with significant cost reduction for the company;
-	Vivo´s web portal renewal in October brought strong results in user satisfaction: 86% of users consider extremely easy to use the site (Source: Bridge Research).

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

Our Network

In 2013, the company continued the consolidation of a robust network, capable of delivering to the customer its expectation. Advanced in the migration of TDM to NGN core, reaching 43% of fixed traffic, modernization  of switches and  adaptation of the infrastructure of datacenters. For example, we began of the implementation of project that exchange optical cabinets (ARO) for MSAN.

The FWT is the result of the integration between the mobile and the fixed environments and allowed the company to explore the fixed telephony service in regions outside São Paulo region. It grew more than 241% in 2013.

During 2013, the number of broadband accesses in the fixed network increased by 189 thousand customers. The company´s portfolio related to xDSL broadband products includes speeds from 250 kbps to 25Mbps. The product “Banda Larga Popular”, which is an initiative of the state of São Paulo, provides broadband at affordable prices to low-income population, with speeds that range from 250 kbps to 1Mbps. Last year, the product reached 1 million and 388 thousand clients. The company also offers broadband services provided via coaxial cable, with speeds that range from 8 Mpbs to 100 Mbps.

Using the platform called DLM ASSIA, which improves the diagnosis and stability of our customers and to increase the index of assertiveness in recommending upgrade speed, were performed more than 410 thousand upgrades for 2013, thus seeking the loyalty of the customer base and increase the revenue.

Another important characteristic of the network is the availability of FTTH, the most advanced optical fiber broadband technology available. It allows the use of data rates until 200Mbps. By the end of 2013, the company had over 204 thousand clients using this technology. From these, over 35 thousand customers also use the IPTV service — a system through which television services are delivered using the Internet Protocol.

In 2013, the “Vivo Speedy” service reached 3.9 million customers. The service is provided using xDSL, FTTH and coaxial cables.

In 2011, we launched the HSPA+ technology, commercially known as 3GPlus, working across our 3G network. This technology was commercially launched in November, 2011 in São Paulo (and  its extended  metropolitan area with area code 11). In 2012, the service was extended to national coverage 3G. The 3G Plus allowing customers who have compatible terminals to achieve even higher transmission rates, reaching up to three times the value of traditional 3G’s rate. In 2013, we launched the LTE technology, commercially known as 4G Plus. This technology was commercially launched in April, 2013 in Confederations Cup host cities (Brasília, Fortaleza, Recife, Rio de Janeiro, Belo Horizonte and Salvador) and in São Paulo.

During the year 2013, we continue to expand strongly our 3G network, reaching around 3,137 municipalities or 87.96% of the population covered by this technology. With 2G technology  reaching 3,754 municipalities or about 91.10% of the population at the end of 2013.

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

Contract Customers for Mobile Services

Since October 1994, mobile telecommunications service in Brazil has been offered on a “calling party pays” basis, under which customers pay only for calls that they originate. In addition, customers pay roaming charges on calls made or received outside their home registration area.

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

Wireless Device Sales

Through our stores and authorized dealers we sell only GSM and WCDMA devices such as handsets, smartphones, broadband USB modems and netbooks that are certified to be compatible with our network and service. We have special offers on smartphones, USB modems and other data devices for customers of bundled packages. Our current device suppliers are Motorola, LG, Samsung, Nokia, Sony, Alcatel, ZTE,  Apple, BlackBerry and Huawei.

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

We have adequate interconnection agreements with necessary fixed-line operators to provide services. We also have all the necessary interconnection agreements with long-distance carriers.

Roaming Agreements

We provide international GSM roaming in over 200 destinations worldwide by means of over 500 roaming agreements.

Fraud Detection and Prevention

During 2013, we continued our work in combating the two main types of fraud, as follows:

•
Subscription fraud: is a type of fraud that occurs when the issuance of one or more accesses are granted without the consent of the real “holder” of identification documents with the main objective of not paying the phone bill. Fraud can occur when a customer has its identification documents stolen and signatures are forged.  We had a 9.76% decrease in subscription fraud-related expenses in 2012.

•
Identity Fraud: also known as “social engineering,” is identity fraud, which takes place through call centers, where a caller who has access to information belonging to our existing clients reaches out to our call centers and makes unauthorized alterations and activations. We had a 91.3% decrease in this type of fraud-related expenses compared to expenses with identity fraud in 2012. The decrease in identity fraud was a result of measures implemented to detect and prevent frauds.

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

The following information is disclosed pursuant to Section 13(r). None of these activities involved U.S. affiliates of Telefónica or the Company.

Roaming Agreements

Various subsidiaries of our controlling shareholder, Telefonica S.A., have entered into roaming agreements with Iranian telecommunication companies. Pursuant to such roaming agreements these subsidiaries’ customers are able to roam in the particular Iranian network (outbound roaming) and customers of such Iranian operators are able to roam in the network of Telefonica S.A.’s relevant subsidiary (inbound roaming). For outbound roaming, these subsidiaries pay the relevant Iranian operator roaming fees for use of its network by our customers, and for inbound roaming the Iranian operator pays the relevant subsidiary roaming fees for use of our network by its customers.

Telefônica Brasil S.A. does not have any contractual relationship with these Iranian operators; however, as part of the Telefonica Group, it adheres to the roaming agreements with Telefonica S.A.’s subsidiaries described below.

Telefonica S.A.’s subsidiaries were party to the following roaming agreements with Iranian telecommunication companies in 2013:

(1)
Telefónica Móviles España (“TME”), its Spanish directly wholly-owned subsidiary, has roaming agreements with (i) Mobile Telecommunication Company of Iran (“MTCI”), (ii) MTN Irancell (“Irancell”), and (iii) Taliya (“Taliya”).

The Company has been advised that, during 2013, TME recorded the following revenues related to these roaming agreements: (i) 386,817.93 euros from MTCI, (ii) 741.69 euros from Irancell, (iii) none from Taliya.

TME also holds a Roaming Hub agreement through its 55% directly-owned subsidiary, Link2One, a.e.i.e. (“L2O”). Under this agreement, L2O provides a roaming hub service to Irancell enabling the latter to maintain a relationship with other members of the hub. Some members of the hub are also entities of the Telefónica Group. Under this roaming hub service, for 2013, L2O has billed Irancell 114,764 euro.

(2)
Telefónica Germany GmbH & Co. OHG (“TG”), Telefonica S.A.’s German 76.83% indirectly-owned subsidiary, has a roaming agreement with MTCI. TG recorded 147,319.39 euros in roaming revenues under this agreement in 2013.

(3)
Telefónica Ireland Limited (“TIR”), Telefonica S.A.’s Irish directly wholly-owned subsidiary, has a roaming agreement with MTCI. TIR recorded 1,558.66 euros in roaming revenues under this agreement in 2013.

(4)	Telefónica UK Ltd (“TUK”), TSA’s English directly wholly-owned subsidiary, has a roaming agreement with Irancell. TUK recorded 840.41 euros in roaming revenues under this agreement in 2013.

(5)
Pegaso Comunicaciones y Sistemas, S.A. de C.V. (“PCS”), Telefonica S.A.’s Mexican directly wholly-owned subsidiary, has a roaming agreement with Irancell. PCS recorded 62.99 U.S. dollars in roaming revenues under this agreement in 2013.

(6)
Telefónica Argentina, S.A. and Telefónica Móviles Argentina, S.A. (together TA), Telefonica S.A.’s Argentinean directly wholly-owned subsidiaries, have a roaming agreement with Irancell. TA recorded 65.89 U.S. dollars in roaming revenues under this agreement in 2013.

(7)
Telefónica Celular de Nicaragua. S.A. (“TCN”), Telefonica S.A.’s Nicaraguan 60% indirectly-owned subsidiary, has a roaming agreement with Irancell. TCN recorded 12.65 U.S. dollars in roaming revenues under this agreement in 2013.

The net profit recorded by Telefonica S.A.’s subsidiaries pursuant to these agreements did not exceed the related revenues recorded thereunder.

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

Pursuant to this agreement, both companies interconnect their networks to allow for international exchange of traffic. TIWS recorded 13,252 euros in revenues under this agreement in 2013. The net profit recorded by TIWS pursuant to this agreement did not exceed such revenues.

The purpose of this agreement is to allow exchange of international traffic. Consequently TIWS intends to continue maintaining this agreement.

C.	Organizational Structure

On December 31, 2013, 91.58% of our voting shares were controlled by three major shareholders: SP Telecomunicações Participações Ltda. With 50.47%, Telefonica S.A. with 25.68% and Telefônica Internacional S.A. with 15.43%. Telefónica Internacional is the controlling shareholder of SP Telecomunicações and, consequently, holds directly and indirectly 65.90% of our common shares and 40.42% of our preferred shares. Telefónica Internacional is a wholly owned subsidiary of Telefônica, S.A. of Spain.

Subsidiaries

Telefonica Data S.A., or Tdata is a wholly owned subsidiary headquartered in Brazil, whose corporate purpose is to provide and operate telecommunications services; provide value added services (SVAs); provide integrated business solutions in telecommunications and related activities; manage the provision of technical assistance and maintenance services of telecommunications equipment and network, consulting services regarding telecommunications solutions and related activities, and design, implementation and installation of telecommunication-related projects; sell and lease telecommunications equipment, products and services, value-added services or any other related services, provided or supplied by third parties; provide third parties with telecommunications infrastructure; manage and/or develop activities that are necessary or useful for performing such services in accordance with applicable law; provide business trading services in general and provide technical support services in IT, including consulting, installation and maintenance of goods, applications and services, licensing or sub licensing of any kind of software, and storage and management of data and information. On July 1, 2013, part of its net assets were spun-off and merged into the Company and, on the same date, parts of the net assets of Vivo and A.TELECOM were merged into Tdata (Note 1b).

Associated Companies

Aliança Atlântica Holding B.V. (Aliança): Headquartered in Amsterdam, Netherlands, this entity has a 50% interest held by Telefônica Brasil and cash generated from sale of Portugal Telecom shares in June 2010. Through May 8, 2012, the Company held equity interest in Zon Multimédia, a Portugal Telecom group company that renders services involving pay television, Internet, distribution of audiovisual contents, cinema and telecommunication services. This equity interest was disposed of on May 8, 2012.

Companhia AIX de Participações (AIX): Headquartered in Brazil, this entity is engaged in holding an interest in Refibra consortium, and in performing activities related to the direct and indirect operation of activities related to the construction, completion and operation of underground networks or optical fiber ducts.

Companhia ACT de Participações (ACT): Headquartered in Brazil, this entity is engaged in holding an interest in Refibra consortium, and in performing activities related to the rendering of technical support services for the preparation of projects and completion of networks, by means of studies required to make them economically feasible, and monitor the progress of Consortium-related activities. From January 1, 2013 with the entry into force of IFRS 11 Joint Arrangements, investments in these entities were accounted for retrospectively using the equity method.

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

Our properties are located throughout the State of São Paulo and in the main cities out of the State of São Paulo. At December 31, 2013, we used 2,181 properties in our operations, 1,401 of which we own, and we have entered into standard leasing agreements to rent the remaining properties.

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

As of December 31, 2013, we had 188 cellular switches and other equipment installed in 57 owned spaces, 10 leased spaces and 26 shared spaces. We lease most of the sites in which our cellular telecommunications network equipment is installed. The average term of these leases is five years (subject to renewal for additional five-year terms) and ten years in the Northeast. Our 30,970 base stations and other network equipment are installed in cell sites, administrative buildings and administrative facilities. In addition, we own 11 administrative building and we lease 36 administrative areas, 10 kiosks and 305 retail stores.

At December 31, 2013 the net book value of our property, plant and equipment amounted R$18.4 billion (R$17.6 billion at December 31, 2012).

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

Brazilian Political and Economic Environment

The Brazilian economy has experienced different rates of growth this decade. According to IBGE, the Brazilian GDP expanded approximately 2.3% in 2013, compared to 0.9% in 2012.

Consumer prices, as measured by the IPCA, registered a variation of 5.9% in 2013. Accordingly, growth in consumer prices was higher than the inflation target established by the Central Bank, of 4.5%. In 2011 and 2012, the variations of IPCA were 6.5% and 5.8%, respectively. Inflation, as measured by the General Price Index, or the IGP-DI, calculated by Fundação Getúlio Vargas, which includes wholesale, retail and home-building prices, increased 5.0% and 8.1% in 2011 and 2012, respectively. In 2013, the IGP-DI increased 5.5%.

As inflation rates measured by IPCA still remain above inflation target, Central Bank increased the basic interest rate during 2013. The SELIC rate increased to 10.0% by the end of 2013, from 7.25% by the end of 2012.

Brazil finished 2013 with a trade balance surplus of US$ 2.6 billion, compared to US$ 19.4 billion in 2012. Exports remained at US$ 242 billion, but imports increased 7.4%, to US$ 240 billion. Foreign Direct Investments inflows into the country decreased slightly, reaching US$ 64 billion, compared to US$65.3 billion in 2012. On the other hand, portfolio investments increased to US$ 25.8 billion in 2013, in comparison to US$ 8.8 billion in 2012. As a consequence of this performance of external accounts, international reserves decreased US$3 billion compared to 2012 to US$376 billion at end of 2013.

As a result of this worsening in domestic economic data, such as inflation, external accounts, and interest rates, besides increased risk aversion in the international capital markets led to a higher country risk in 2013. The J.P. Morgan Emerging Markets Bond Index Plus (EMBI + Brazil), which tracks total returns for traded external debt instruments in the emerging markets, reached 224 basis points by the end of 2013 from 142 basis points at the end of 2012.

As a consequence, the real depreciated against the U.S. dollar in 2013 by 14.6%. The exchange rate on December 31, 2013 was R$2.34/US$1.00, from R$2.04/US$1.00 on December 31, 2012.

Our business is directly affected by the external environment and the Brazilian economy. If the Brazilian economy enters a period of continued recession, then demand for telecommunications services is likely to decline. Similarly, depreciation of the Brazilian  real  against the U.S. dollar may reduce the purchasing power of Brazilian consumers and, as a consequence, negatively affect the ability of our customers to pay for our telecommunications services.

Impact of Inflation on Our Results of Operations

Before 2006, the fees we charged our customers were periodically adjusted by ANATEL based on the inflation rates measured by the General Price Index (IGP-DI).

Starting in 2006, telephone fees were indexed to the IST, which is a basket of national indexes that reflect the telecommunications sector’s operating costs. Such indexing will thus reduce inconsistencies between revenue and costs in our industry and therefore reduce the adverse effects of inflation on our business. The IST for the last 12 months is 4.92% according to the last data published by ANATEL with reference to December 2012.

The table below shows the Brazilian general price inflation (according to the IGP-DI, IPCA and the IST) for the years ended December 31, 2009 through 2013:

	Inflation Rate (%) as Measured by IGP-DI(1)	Inflation Rate (%) as Measured by IPCA(2)	Inflation Rate (%) as Measured by IST(3)
December 31, 2013	5.5	5.9	4.9
December 31, 2012	8.1	5.8	4.9
December 31, 2011	5.0	6.5	4.9
December 31, 2010	11.3	5.9	5.6
December 31, 2009	(1.4)	4.3	2.1

(1)	Source: IGP-DI, as published by the Fundação Getúlio Vargas.

(2)	Source: IPCA, as published by the Instituto Brasileiro de Geografia e Estatística.

(3)	Source: IST, as published by the Agência Nacional de Telecomunicações.

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

A series of new regulations became effective in 2013. See “Item 4. Information on the Company—B. Business Overview.” The most important among these regulations were:

•	Resolution 607/2013 - Numbering on long distance calls

•	Resolution 608/2013 – Account separation and allocation (DSAC)

•	Resolution 611/2013 – Billing Areas Change

•	Resolution 614/2013 – Regulation of SCM

•	Resolution 615/2013 – Regulation of STFC

•	Resolution 617/2013 – Regulation of Private Limited Service (“Serviços Limitado Privado – SLP”)

•	Resolution 619/2013 – Current and historical costs (DSAC)

•	Resolution 622/2013 – FATB Regulation

•	Resolution 623/2013 – Users Council

•	Resolution 624/2013 –Femtocell Regulation

•	Resolution 625/2013 – Allocation of the 700 MHz band

•	Resolution 628/2013 –Conduct Adjustment Term Regulation

We expect the following issues to become effective as new regulations or to be subject of one or more Public Notices in 2014, with an exact timeline yet to be determined by ANATEL.

•	Local Areas Regulation

•	Concession Agreement Review

•	700 MHz Auction

•	Productivity Factor Calculation

•	Public Use Telephone Regulation

•	Treatment, Collection and Offer Regulation

•	Reversible Assets

•	Consumer Rights

•	Infrastructure Share

•	Use of Spectrum Regulation

•	Sanctions and Conduct Adjustment

•	Cost Model (DSAC)

•	Systemic Disruption Regulation

•	WACC Regulation

•	Mobile Telephony (SMP) Regulation

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

On December 31, 2013, 15.9% of our R$8.753 billion of financial indebtedness was denominated in U.S. dollars and UMBNDES. See Note 18 to the Consolidated Financial Statements. Devaluation of the real causes exchange losses on foreign currency-denominated indebtedness and commitments and exchange gain on foreign currency-denominated assets and corporate stakes in foreign companies.

We use derivative instruments to limit our exposure to exchange rate risk. Since September 1999, we have hedged all of our foreign currency-denominated bank debt using swaps. Since May 2010, the company began using net balance coverage, which is the coverage for net positions in foreign exchange exposures, or assets (issued invoices) minus liabilities (received invoices) for foreign exchange exposures, substantially reducing the company’s risk to fluctuations in exchange rates. However, we remain exposed to market risk resulting from changes in local interest rates, principally the CDI – Certificate of Interbank Deposits (Certificado de Depósito Interbancário), which is an index based upon the average rate of operations transacted among the banks within Brazil). This exposure to the CDI is present in long derivatives positions and financial investments, which are indexed to percentages of the CDI. Substantially, most of our debt is exposed to long term interest rates. On December 31, 2013, R$2.442 billion of our indebtedness was subject to the variations of the TJLP. The loan with the BNDES accrues interest at the Long Term Interest Rate (acronym in Portuguese TJLP) and is fixed every quarter by the National Monetary Council (acronym in Portuguese CMN). Between July 2009 and June 2012 the rate was kept at 6.0% p.a.. From July to December  2012 it was 5.5% p.a., being lowered to 5.0% p.a. as of January 2013. Additionally, R$1.394 billion of our indebtedness was subject to the variation of the U.S. dollar and UMBNDES. However, our foreign currency debt is swapped under hedging arrangements for variable-rate real-denominated obligations based on the CDI. We invest our excess cash mainly in short-term instruments that earn interest based on the CDI. See Note 36 to the Consolidated Financial Statements and “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

Since we have foreign currency derivatives with notional amounts substantially equivalent to our borrowings and invoices issued and received denominated in foreign currency, we do not have material exchange rate exposure with respect to these contracts. However, we could still continue to have exchange rate exposure with respect to our planned capital expenditures, approximately 50.0% of which are denominated or  indexed in foreign currencies (mostly U.S. dollars). We systematically monitor the amounts and time of exposure to exchange rate fluctuations and may contract for hedging positions, when appropriate, at our discretion.

Discussion of Critical Accounting Estimates and Policies

The preparation of financial statements included in this annual report in accordance with IFRS involves certain assumptions and estimates that affect the amounts presented for revenue, expenses, assets and liabilities and disclosures of contingent liabilities in the notes to the financial statements. Therefore, the uncertainty relating to these assumptions and estimates could lead to results that require a significant adjustment to the accounting value of assets or liabilities affected in future periods. Although we review these estimates and assumptions in the ordinary course of business, the presentation of our financial condition and results of operation often requires our management to make judgments regarding the effects on our financial condition and results of operations of matters that are inherently uncertain. Actual results may differ from those estimated under different variables, assumptions or conditions. Note 3 of our Consolidated Financial Statements includes methods used in the preparation of those financial statements and includes a summary of the significant accounting policies. The areas involving a higher degree of judgment or complexity are described below.

Accounting for long-lived assets

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

Accounting for long-lived assets and intangible assets involves the use of estimates for determining the fair value at their acquisition dates, particularly for assets acquired in business combinations and for determining the useful lives of the assets over which they are to be depreciated or amortized as well as their residual value. Asset lives are assessed annually and changed when necessary to reflect current evaluation on the remaining lives in light of technological change, network investment plans, prospective utilization and physical condition of the assets concerned.

The carrying values and useful lives applied to the principal categories of property, plant and equipment, and intangibles, are disclosed in Notes 13 and 14 to our consolidated financial statements.

Impairment of nonfinancial assets, including goodwill

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

The carrying value of goodwill and the key assumptions used in performing the annual impairment assessment are disclosed in Notes 3.j) and 14 to our consolidated financial statements.

Provisions for tax, labor, civil and regulatory proceedings

We record provisions for tax, labor, civil and regulatory claims where an outflow of resources is considered probable and a reasonable estimate can be made of the likely outcome. The assessment of the likelihood of loss includes assessing the available evidence, the hierarchy of laws, the available jurisprudence, the most recent court decisions and its materiality in the legal system as well as the evaluation of the case by external counsels. Provisions are reviewed and adjusted to take into account changes in circumstances such as the applicable prescriptive period, results from tax inspections or additional exposure identified based on newly issued court decisions. A significant change in these circumstances or assumptions could result in a corresponding increase or decrease the amount of our provisions.

Additional information on provisions for tax, labor, civil and regulatory proceedings is disclosed in Notes 3.p) and 20 to our consolidated financial statements.

Pension and other post-retirement benefit plan

The cost of defined benefit retirement plans and other post-employment medical care benefits and the present value of pension obligations are determined using actuarial valuation methods. The actuarial valuation methods involves the use of assumptions about discount rates, expected future salary increases, mortality rates, health care costs trend rates and future increases in retirement benefits and pensions. The obligation of a defined benefit is highly sensitive to changes in these assumptions. All assumptions are reviewed at each year-end. The mortality rate is based on mortality tables available in the country. Future increases in wages and retirement benefits and pensions are based on expected future inflation for Brazil. The assumptions reflect historical experience and our judgment regarding future expectations.

The value of the net pension obligation at December 31, 2013, which is the key financial assumptions used to measure the obligation as well as the sensitivity of the IAS 19 (revised) pension liability at December 31, 2013 and of the income statement charge in 2013/14 to changes in these assumptions are disclosed in Note 35 to our consolidated financial statements.

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

Additional information on fair value of financial instruments is disclosed in Notes 3 k), l) and m) and 36 to our consolidated financial statements.

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

The Company and its subsidiary evaluate the recoverability of deferred tax assets based on estimates of future results. This recoverability ultimately depends on the ability of the company and its subsidiary to generate taxable profits over the period in which the temporary difference is deductible. The analysis considers the reversal period of deferred tax liabilities, as well as estimates of taxable profits, based on updated internal projections reflecting the latest trends.

Determining the proper classification of the tax items depends on several factors, including an estimate of the period and the realization of the deferred tax asset and the expected date of payments of these taxes. The actual flow of receipt and payment of income tax could differ from estimates made by the company and its subsidiary, as a result of changes in tax laws or of unexpected future transactions that may impact tax balances.

Additional information on taxes is disclosed in Notes 3.q), 8, 9 and 17.

Revenue recognition

Customer Loyalty Program

We have a customer loyalty program that allows customers to accumulate points when generating traffic for the use of our mobile services. The accrued points may be exchanged for handsets or services, provided the customer has a minimum stipulated balance of points. The consideration received is allocated to the cost of the handsets or services and the related points earned based on the relative fair value. The fair value of the points is calculated by dividing the discount value granted as a result of the customer loyalty program by the amount of points needed to carry out the redemption. The fair value accrued on the balances of generated points is deferred and recognized as income upon redemption of points.

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

Additional information on revenue recognition is disclosed in Note 3.u) to our consolidated financial statements.

Provision for doubtful debts

We provide services to consumer and business customers, mainly on credit terms. We know that certain debts due to us will not be paid through the default of a small number of our customers. Estimates, based on our historical experience, are used to determine the level of debts that we believe will not be collected. These estimates include such factors as the current state of the economy and particular industry issues.

Additional information on provision for doubtful debts is disclosed in Notes 3.b) and 6 to our consolidated financial statements.

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

•	Interconnection charges

•	Interconnection charges (or network usage charges) are amounts we charge other cellular and fixed-line service providers for the use of our network;

•	Pay TV

•	Includes TV services through satellite, cable or IPTV technology;

•	Sale of goods and equipment

•	The sale of wireless devices and accessories; and

•	Other Services

•	Other services include integrated solution services offered to residential and corporate clients, such as Internet access, private network connectivity and leasing of computer equipment, and

•	Other telecommunications services such as extended service, detects, voice mail, cellular blocker, among others.

Results of Operations

The following table sets forth certain components of our net income for each year ended December 31, 2013, December 31, 2012 and December 31, 2011 as well as the percentage change of each component. In 2011, we acquired 100% of shares of Vivo Participações. See Note 4 to our consolidated financial statements. Our consolidated financial statements include the former operations of Vivo Participações and Vivo since April 1, 2011.

Because Vivo Participações and Vivo are included in our financial statements for nine months in 2011, our results of operations in 2013 and 2012 are not fully comparable with our results of operations in 2011. We have made certain changes to our accounting criteria and elected to apply these changes retroactively to part of our financial statements for the years 2012 and 2011 to make them comparable to our 2013 financial statements. Implementation of these accounting changes did not create any difference for our results of operations or shareholders’ equity.

On July 1, 2013 our shareholders approved the corporate reorganization with the merger of Vivo S.A. into us. See Note 1.b) to our consolidated financial statements.

	Year ended December 31,			Percent change	Percent change
	2013	2012	2011	2013-2012	2012-2011
		(Restated)	(Restated)
	(in millions of reais)
Net operating revenue	34,721.9	33,919.7	29,116.6	2.4%	16.5%
Cost of services and goods	(17,542.2)	(16,557.5)	(15,035.2)	5.9%	10.1%
Gross profit	17,179.7	17,362.2	14,081.4	(1.1%)	23.3%
Operating expenses:
Selling	(9,686.1)	(8,693.7)	(6,948.2)	11.4%	25.1%
General and administrative	(2,177.9)	(2,145.3)	(1,782.9)	1.5%	20.3%
Other operating revenues, net	(383.4)	687.7	441.5	(155.8%)	55.8%
Total operating expenses, net	(12,247.4)	(10,151.3)	(8,289.6)	20.6%	22.5%
Equity in earnings (losses) of associates	(55.1)	0.6	4.3	-	-
Operating income before financial expense, net	4,877.2	7,211.5	5,796.1	(32.4%)	24.4%
Net financial expenses	(214.8)	(291.2)	(141.0)	(26.3%)	106.6%
Net income before income and social contribution taxes	4,662.4	6,920.3	5,655.1	(32.6%)	22.4%
Income and social contribution taxes	(946.5)	(2,468.1)	(1,292.9)	(61.7%)	90.9%
Net income	3,715.9	4,452.2	4,362.2	(16.5%)	2.1%
Net income attributable to:
Shareholders of company	3,715.9	4,453.6	4,355.3	(16.6%)	2.3%
Noncontrolling interests	-	(1.4)	6.9	(100.0%)	(120.3%)
Net income	3,715.9	4,452.2	4,362.2	(16.5%)	2.1%

Net Operating Revenue

Net operating revenues increased by 2.4% to R$34,721.9 million in 2013 from R$33,919.7 million in 2012 mainly due to  higher fixed and mobile data revenues, and increase in VAS revenues, besides some commercial initiatives that have been implemented by the Company during 2013. It was partially offset by the maturity of fixed voice and MTR reduction that affected mobile network usage. Net operating revenues grew 16.5% to R$33.919.7 in 2012 from R$29,116.6 million in 2011.

Capital Expenditures (Capex)

In 2013, we invested R$6.033 million to support our current annual results and competitive position. Excluding the capital expenditures with acquisition of licenses it represented an increase of 10.2% when compared to 2012. A significant portion of resources was allocated to the expansion of our client base while maintaining the quality of the services provided. As a percentage over net operating revenues the ratio increased from 15% in 2012 to 16% in 2013 (excluding the effect of licenses). A significant portion of resources was allocated to the expansion of our client base while maintaining the quality of the services provided.

 To meet the needs of an increasingly connected society, significant investments were made to support the strong growth of our data usage in residential fiber, mobile 3G /4G and dedicated corporate networks. We continue to invest in expanding the backbone of national data transmission to meet the increase in mobile data traffic throughout the country.

Results of Operations for the Year Ended December 31, 2013 Compared to the Year Ended December 31, 2012

Operating Revenue

Our gross operating revenue is presented net of discounts granted.

Our gross operating revenue increased 3.4% to R$51,965.6 million in 2013 from R$50,264.6 million in 2012, impacted by the increase in fixed and mobile data revenue, a higher mobile VAS revenue, and increase of smartphones sales. The variations are explained as follows:

	Year ended December 31,		Percent change
	2013	2012	2013-2012
		(Restated)
	(in millions of reais)
Telephony services	26,428.6	26,555.1	(0.5%)
Data transmission and value added services	16,294.9	14,389.8	13.2%
Interconnection charges	3,820.0	4,453.4	(14.2%)
Pay TV	645.0	805.3	(19.9%)
Sale of goods and equipment	3,479.8	2,792.6	24.6%
Other services	1,297.3	1,268.4	2.3%
Gross operating revenue	51,965.6	50,264.6	3.4%
Value-added and other indirect taxes	(17,243.7)	(16,344.9)	5.5%
Net operating revenues	34,721.9	33,919.7	2.4%

Telephone services: There was a decrease of R$126.5 million in revenue from telephony services, or 0.5%, explained mainly by the decrease in fixed to mobile tariff (VC) in April 2013. This decrease was partially offset by the increase in postpaid plans called “Vivo ilimitado.”

Data transmission and value added services: Revenue from data transmission and value added services increased by R$1,905.1 million, or 13.2% compared to 2012. This increase is a result of the growth in sales of 3G, 3G Plus and 4G postpaid data packages tied to smartphones and an increase in sales of data packages to prepaid customers.

Interconnection charges: Revenue from interconnection charges decreased by R$633.4 million, a 14.2% decrease in relation to 2012. This variation is mainly related to the decrease in mobile termination rates.

Pay TV: Revenue from Pay TV totaled R$645 million in 2013, a decrease of 19.9% in the Pay TV’s gross revenue in relation to 2012. This variation is mainly related to the disconnection of MMDS customers due to the occupation of the spectrum by 4G operators. It was partially offset by the acceleration of DTH sales since June 2013, reflecting the selective relaunching of DTH TV services in some regions of São Paulo.

Sale of goods and equipment: Revenue from the sale of goods and equipment in 2013 totaled R$3,479.8 million, an increase of 24.6% compared to 2012. The variation in 2013 is mainly explained by the increase in smartphone sales, increase in postpaid customers, and by the change in our sales model for SME segments.

Others services: Revenues from other services totaled R$1,297.3 million, an increase of 2.3% compared to 2012. This increase is mainly a result of higher hardware sales for corporate SME segments.

Cost of Services and Goods

The following table sets forth the components of our costs of services and goods sold for 2013 and 2012, as well as the percentage change from the previous year.

	Year ended December 31,		Percent change
	2013	2012	2013-2012
		(Restated)
	(in millions of reais)
Cost of goods sold	(2,117.9)	(1,801.9)	17.5%
Depreciation and amortization	(4,265.1)	(4,131.8)	3.2%
Outside services and other	(3,645.4)	(3,373.1)	8.1%
Interconnection charges	(3,842.3)	(4,012.1)	(4.2%)
Rent, insurance, condominium fees, and leased lines	(1,428.0)	(969.3)	47.3%
Personnel	(522.1)	(459.7)	13.6%
Taxes, fees and contributions	(1,721.4)	(1,809.6)	(4.9%)
Cost of services and goods	(17,542.2)	(16,557.5)	5.9%

Cost of services and goods increased by 5.9% to R$17,542.2 million in 2013 from R$16,557.5 million in 2012. The variations are explained as follows:

Cost of goods sold: Cost of wireless devices and accessories increased by 17.5% to R$2,117.9 million in 2013, from R$1,801.9 million in 2012. The increase in 2013 was mainly due to the increase in smartphone sales, which is a result of higher sales of postpaid and data plans, change in our sales model for SME segment, and an increase in hardware sales for corporate segments.

Depreciation and amortization: Depreciation and amortization expenses increased by 3.2% to R$4,265.1 million in 2013, from R$4,131.8 million in 2012. The increase in 2013 was mainly due to investments in transmission infrastructure and network.

Outside services and other: Cost of third-party services and other increased by 8.1% to R$3,645.4 million in 2013, from R$3,373.1 million in 2012, mainly due to the increase in mobile content as a result of a higher number of applications offered to our customer base and an increase in Pay TV content.

Interconnection charges: Interconnection charges decreased by 4.2% to R$3,842.3 million in 2013, from R$4,012.1 million in 2012. The decrease in 2013 is mainly due to the reduction of Mobile termination rates beginning in April 2013.

Rent, insurance, condominium fees, and leased lines: Rent, insurance, condominium fees, and leased lines increased by 47.3% to R$1,428.0 million in 2013, from R$969.3 million in 2012. The increase in rent expenses was impacted by the leaseback of sold tower spaces, and also due to expansion of 3G and 4G coverage.

Personnel: Personnel expenses increased by 13.6% to R$522.1 million in 2013, from R$459.7 million in 2012. The increase in 2013 was mainly explained by the organizational restructuring action carried out in the year and due to the collective bargaining implemented in January 2013.

Taxes: Taxes decreased by 4.9% to R$1,721.4 million in 2013, from R$1,809.6 million in 2012. The decrease in 2013 was primarily attributable by a reduction in Fistel fee mainly due to a restructured policy in prepaid disconnections and of burden for renewal of concession licenses and authorization, which is based upon a percentage of revenues, explained by lower fixed revenue.

Operating Expenses

The following table sets forth the components of our operating expenses for each of the years ended December 31, 2013 and 2012, as well as the percentage change from the prior year.

	Year ended December 31,		Percent change
	2013	2012	2013-2012
		(Restated)
	(in millions of reais)
Selling expenses	(9,686.1)	(8,693.7)	11.4%
General and administrative expenses	(2,177.9)	(2,145.3)	1.5%
Other net operating income (expense)	(383.4)	687.7	(155.8%)
Total	(12,247.4)	(10,151.3)	20.6%

Operating expenses increased by 20.6% to R$12,247.4 million in 2013, from R$10,151.3 million in 2012. The increase  in 2013 reflects mainly due to an increase in selling expenses.

Selling expenses: Selling expenses increased by 11.4% to R$9,686.1 million in 2013, from R$8,693.7 million in 2012, mainly due to the selling efforts to improve fixed services, focusing on growth, in addition to the increase in the postpaid mobile customers base, supported by a commercial policy focused on adding value. The most relevant costs that increase in a year over year bases are: commission, tied to higher data packages adoption, call center and advertising related to the fixed services turnaround.

General and administrative expenses: General and administrative expenses increased by 1.5% to R$2,177.9 million in 2013, from R$2,145.3 million in 2012. The lower increase was primarily due to austerity measures implemented by us during the year.

Other net operating income (expense): The net amount of other operating income (expense) decreased by 155.8% to R$383.4 million in 2013, from R$687.7 million in 2012. The high volume of revenue from sale of towers in 2012 in the amount of  R$1,114 million  justifies the decrease of 155.8% in 2013.

Financial Result

For the year-end period ended on December 31, 2013, net financial expenses reached R$214.8 million, decreasing by R$76.4 million or 26.2% when compared to the period ended December 31, 2012, mainly due to lower average indebtedness in 2013.

Income and Social Contribution Taxes

We recorded expenses from income and social contribution taxes in the amount of R$946.5 million in 2013, an decrease of 61.7% from an expense of R$2,468.1 million in 2012. The decrease in 2013 was due to lower income before income and social contribution taxes. The effective rate of income tax and social contribution decreased to 20.3% in 2013 compared with 35.7% in 2012, mainly due to interest on shareholders’ equity payments made in 2013, which is deductible for income tax purposes, and also to recognition of tax losses carry forwards in our subsidiary TData not recognized in previous years.

Results of Operations for the Year Ended December 31, 2012 Compared to the Year Ended December 31, 2011

Our consolidated financial statements include Vivo Participações and Vivo as of April 1, 2011 through the full consolidation method. Since Vivo Participações and Vivo have been consolidated into our financial results as of April 1, 2011, our results of operations for the year ended December 31, 2011 are not comparable with our results of operations for the year ended December 31, 2012.

Operating Revenue

Our gross operating revenue is presented net of discounts granted.

Our gross operating revenue increased 16.7% to R$50,264.6 million in 2012 from R$43,058.6 million in 2011, impacted by increase in telephony services and data transmission and value added services. The variations are explained as follows:

	Year ended December 31,		Percent change
	2012	2011	2012-2011
	(Restated)	(Restated)
	(in millions of reais)
Telephony services	26,555.1	24,254.2	9.5%
Data transmission and value added services	14,389.8	10,929.3	31.7%
Interconnection charges	4,453.4	3,785.0	17.7%
Pay TV	805.3	865.4	(6.9%)
Sale of goods and equipment	2,792.6	2,135.2	30.8%
Other services	1,268.4	1,089.5	16.4%
Gross operating revenue	50,264.6	43,058.6	16.7%
Value-added and other indirect taxes	(16,344.9)	(13,942.0)	17.2%
Net operating revenues	33,919.7	29,116.6	16.5%

Telephony services: There was an increase of R$2,300.9 million in revenue from telephony services, or 9.5%, explained by the increase in voice services revenue. The continued growth of prepaid recharges and increased in postpaid plans “Live Unlimited” part of that evolution.

Data transmission and value added services: Revenue from data transmission and value added services increased by R$3,460.5 million, or 31.7% compared to 2011. This increase is a result of a significant increase in our customer base in the data access services, mainly due to strong performance in the corporate segment.

Interconnection charges: Revenue from interconnection charges increased by R$668.4 million, a 17.7% increase in relation to 2011. This variation is mainly related to a rise in traffic of incoming calls to fixed lines especially mobile originated, as well as mobile to mobile calls.

Pay TV: Revenue from Pay TV totaled R$805.3 million in 2012, a decrease of 6.9% in the Pay TV’s gross revenue in relation to 2011. This variation is mainly due to the decrease in the commercial activity due to the launching on the new IPTV platform.

Sale of goods and equipment: Revenue from the sale of goods and equipment in 2012 totaled R$2,792.6 million, an increase of 30.8% compared to 2011. The variation in 2012 is mainly a result of the increase in the sale of smartphones, a growth of postpaid customers over the year and as a result of the charge in the sales model for SME segment and foreign exchange. Revenues from sales of wireless devices and accessories are reported before commissions and promotional discounts, and include value-added taxes. In general, the purpose of wireless device sales is to encourage growth in customers and traffic (and not necessarily to generate profits). Accordingly, we subsidize part of the costs of wireless devices for post-paid customers.

Others services: Revenues from other services totaled R$1,268.4 million, an increase of 16.4% compared to 2011. This increase is mainly a result of higher revenues from providing integrated solutions for the corporate segment.

Cost of Services and Goods

The following table sets forth the components of our costs of services and goods sold for 2012 and 2011, as well as the percentage change from the previous year.

	Year ended December 31,		Percent change
	2012	2011	2012-2011
	(Restated)	(Restated)
	(in millions of reais)
Cost of goods sold	(1,801.9)	(1,284.3)	40.3%
Depreciation and amortization	(4,131.8)	(3,581.9)	15.3%
Outside services and other	(3,373.1)	(2,918.4)	15,6%
Interconnection charges	(4,012.1)	(4,537.1)	(11.6%)
Rent, insurance, condominium fees, and leased lines	(969.3)	(913.3)	6.1%
Personnel	(459.7)	(380.1)	20.9%
Taxes, fees and contribution	(1,809.6)	(1,420.1)	27.4%
Cost of services and goods	(16,557.5)	(15,035.2)	10.1%

Cost of services and goods increased by 10.1% to R$16,557.3 million in 2012 from R$15,035.2 million in 2011. The variations are explained as follows:

Cost of goods sold: Cost of wireless devices and accessories increased by 40.3% to R$1,801.9 million in 2012, from R$1,284.3 million in 2011. The increase in 2012 was mainly due to the increased sales of smartphones, which is linked to higher sales of postpaid and data plans, exchange and because of the change in the sales model for corporate segment.

Depreciation and amortization: Depreciation and amortization expenses increased by 15.3% to R$4,131.8 million in 2012, from R$3,581.9 million in 2011. The increase in 2012 was mainly due to investments in transmission infrastructure and network.

Outside services and other: Cost of third-party services and other increased by 15.6% to R$3,373.1 million in 2012, from R$2,918.4 million in 2011, mainly due to network maintenance and pay TV content.

Interconnection charges: Interconnection charges decreased by 11.6% to R$4,012.1 million in 2012, from R$4,537.1 million in 2011. The decrease in 2012 is mainly due to a decrease in the use of network for fixed-mobile traffic.

Rent, insurance, condominium fees, and leased lines: Rent, insurance, condominium fees, and leased lines increased by 6.1% to R$969.3 million in 2012, from R$913.3 million in 2011. The increase in 2012 was mainly due to expansion of 3G coverage.

Personnel: Personnel expenses increased by 20.9% to R$459.7 million in 2012, from R$380.1 million in 2011. The increase in 2012 was mainly explained by the collective wage increase granted in the period.

Taxes: Taxes increased by 27.4% to R$1,809.6 million in 2012, from R$1,420.1 million in 2011. The increase in 2012 was primarily attributable to growth of the customer base, reflecting the increase in Fistel spending.

Operating Expenses

The following table sets forth the components of our operating expenses for each of the years ended December 31, 2012 and 2011, as well as the percentage change from the prior year.

	Year ended December 31,		Percent change
	2012	2011	2012-2011
	(Restated)	(Restated)
	(in millions of reais)
Selling expenses	(8,693.7)	(6,948.2)	25,1%
General and administrative expenses	(2,145.3)	(1,782.9)	20,3%
Other net operating income	687.7	441.5	55.7%
Total	(10,151.3)	(8,289.6)	22.5%

Operating expenses increased by 22.5% to R$10,151.3 million in 2012, from R$8,289.6 million in 2011. The increase in 2012 reflects mainly due to an increase in selling expenses.

Selling expenses: Selling expenses increased by 25.1% to R$8,693.7 million in 2012, from R$6,948.2 million in 2011, mainly due to an increase in third party services is due to greater expenses with commissions, resulting from increases in data plans, which have a larger unit fee.

General and administrative expenses: General and administrative expenses increased by 20.3% to R$2,145.3 million in 2012, from R$1,782.9 million in 2011. The increase in 2012 reflects an increase in maintenance along with the opening of the new integrated office of the company.

Other net operating income: The net amount of other operating income increased by 55.7% to R$687.7 million of other revenues in 2012, from R$441.5 million of other revenues in 2011. The increase in 2012 is mainly due to revenue from sales of non-strategic assets in 2012.

Financial Result

For the year-end period ended on December 31, 2012, net financial expenses reached R$291.2 million, increasing by R$150.2 million or 106.5% when compared to the period ended December 31, 2011, mainly due to lower interest income on financial assets and the consolidation of Vivo and Vivo Participações as of April 2011. When compared with the financial expenses of the period ended December 31, 2011 including results of Vivo and Vivo Participações for the first quarter of 2011, net financial expenses for the year-end period ended on December 31, 2012 have increased R$111.3 million or 62.0%.

Income and Social Contribution Taxes

We recorded expenses from income and social contribution taxes in the amount of R$2,468.1 million in 2012, an increase of 90.9% from an expense of R$1,292.9 million in 2011. The increase in 2012 was due to higher income before income and social contribution taxes. The effective rate of income tax and social contribution increased to 35.7% in 2012 compared with 22.9% in 2011, mainly due to lower interest on shareholders’ equity payments made in 2012, which is deductible for income tax purposes.

B.	Liquidity and Capital Resources

General

We have funded our operations and capital expenditures mainly from operating cash flows and loans obtained from financial institutions, capital markets or development banks. As of December 31, 2013, we had R$6.5 billion in cash and cash equivalents. Our principal cash requirements include:

•	the servicing of our indebtedness;

•	capital expenditures; and

•	the payment of dividends.

Sources of Funds

Our cash flow from operations was R$9.6 billion in 2013 compared to R$10.1 billion in 2012, with a reduction of 4.8% in the last year compared with 2012.  The decrease is a reflection of the variation in the Company’s EBITDA, which was caused by an increase in cost of marketing services, commissioning, call center and rent towers.

Uses of Funds

Our cash flow used in investing activities was R$5.5 billion in 2013 compared to R$3,7 billion in 2012. The increase in cash flow used in investing activities of 49.0% in 2013 compared to 2012 was primarily due to payment of licenses and increase in investments.

Our cash flow used in financing activities was R$4.6 billion in 2013 compared to R$2.1 billion in 2012. The increase in cash flow used in financing activities of 121.2% in 2013 compared to 2012 was due primarily to increase payment of dividends in 2013 compared to 2012, along with increase payments of debentures and loans.

Indebtedness

As of December 31, 2013, our total debt was as follows:

Debt	Currency	Annual interest rate payable	Maturity	Total amount outstanding (in thousands of reais)
BNDES loans and financing	R$	TJLP + 0 to 9%	2020	2,441.9
BNDES loans and financing	R$	2.5 to 8.7%	2019	171.7
BNDES loans and financing	UMBNDES	ECM + 2.38% yearly	2019	505.5
BNB loans and financing	R$	10.0%	2016	225.0
Mediocredito	US$	1.75%	2014	3.5
BEI	US$	4.18% to 4.47%	2015	885.2
Resolution 4,131	US$		2013	-
Debentures	R$	100% of the CDI + 0.68% to 106.8% of the CDI	2018	4,129.5
Debentures	R$	IPCA + 0.5% to IPCA +7.0%	2021	172.1
Others	R$		2014	219.2
Total debt				8,753.6
Current				1,523.7
Long term				7,229.8

Interest and principal payments on our indebtedness as of December 31, 2013 due in 2014 and 2015 total R$1,523.7 million and R$1,959.6 million, respectively.

The agreements that govern the majority of our outstanding loans and financings contain certain standard restrictive covenants, which may provide for the acceleration of the full balance of our obligations in the event of any default. As of December 31, 2013, we were not in default of any of our obligations and therefore none of our liabilities were subject to acceleration.

Capital Expenditures and Payment of Dividends

Our principal capital requirements are for capital expenditures and payments of dividends to shareholders. Capital expenditures consisted of additions to property, plant and equipment and additions to intangible assets, including licenses which totaled R$ 6.0 billion, R$6.1 billion and R$5.4 billion for the years ended December 31, 2013, 2012 and 2011, respectively. These expenditures relate primarily to the expansion of our network. We may seek financing for part of our capital expenditures and cash management assistance from the Brazilian government, in particular from BNDES, which is the main government financing agent in Brazil, as well as from the local or foreign capital markets or from local and foreign financial institutions. See “Item 4. Information on the Company—A. History and Development of the Company—Capital Expenditures.”

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

We may also make additional distributions to the extent that we have profits and reserves available to distribute. All of the above distributions may be made as dividends or as tax-deductible interest on shareholders’ equity. Interest on shareholders’ equity are tax-deductible payments pursuant to Brazilian Corporate law, that a company may make, in addition to dividends, which the company may treat as financial expenses for tax and social contribution purposes.  For more information on the payment of interests on shareholders’ equity, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividends and Interest on Shareholders’ Equity.” We paid dividends of R$4.7 billion, R$3.6 billion and R$5.4 billion in 2013, 2012 and 2011, respectively.

Our management expects to meet 2014 capital requirements primarily from cash provided from our operations. Net cash provided by operations was R$9.6 billion, R$10.1 billion, and R$8.4 billion in 2013, 2012 and 2011, respectively.

Adjustments to net income for purposes of calculating the basis for dividends include allocations to various reserves that effectively reduce the amount available for the payment of dividends. For the fiscal year ended December 31, 2013, in addition to the interim dividend and interest on own capital payments made in 2013 and 2014, management decided to submit to the Shareholders Meeting a proposal to pay additional dividends in the amount of R$132.5 million. The proposal to pay dividends will be approved by a General Shareholders Meeting to be held on April 23, 2014. See “Item 3. Key Information—D. Risk Factors—Risks Relating to the Preferred Shares and the ADSs—Holders of our preferred shares and our ADSs generally do not have voting rights” and “Item 10. Additional Information—B. Memorandum and Articles of Association—Voting Rights.”

New Accounting Pronouncement

Recently Adopted Standards

The consolidated financial statements were prepared and are being presented in accordance with the IFRS.

We adopted all the standards, revisions of standards and interpretations issued by IASB, which entered into force as of January 1, 2013 including:

IAS 1 Presentation of Financial Statements - Presentation of Items of Other Comprehensive Income The amendments to IAS 1 introduce a grouping of items presented in other comprehensive income (OCI). Items that could be reclassified (or recycled) to profit or loss at a future point in time (e.g., net gain on hedge of net investment, exchange differences on translation of foreign operations, net movement on cash flow hedges and net loss or gain on available-for-sale financial assets) now have to be presented separately from items that will never be reclassified (e.g., actuarial gains and losses on defined benefit plans and revaluation of land and buildings). The amendments became effective for annual periods beginning on or after July 1, 2012. The application of these amendments affects presentation only and has no impact on the Company and its subsidiary’s financial position or performance.

IAS 19 Employee Benefits (Revised): The IASB has issued a number of amendments to IAS 19. These amendments include not only basic changes, such as the elimination of the “corridor” approach and the concept of expected return on plan assets, but also simple clarifications regarding valuation, devaluation and remeasurement. This amendment became effective for annual periods beginning on or after January 1, 2013. The application of this amendment has no significant impact on the Company and its subsidiary’s financial position or performance.

IAS 28 Accounting for Investments in Associates and Joint Ventures (revised in 2011): As a consequence of the new IFRS 11 and IFRS 12, IAS 28 has been renamed IAS 28 Investments in Associates and Joint Ventures, and describes the application of the equity method to investments in joint ventures in addition to associates. This amendment became effective for annual periods beginning on or after January 1, 2013. The application of this amendment has no impact on the Company and its subsidiary’s financial position or performance.

IFRS 7 Disclosures - Offsetting Financial Assets and Financial Liabilities (Amendments to IFRS 7): These amendments require an entity to disclose information about rights to set-off and related arrangements (e.g., collateral agreements). The disclosures would provide users with information that is useful in evaluating the effect of netting arrangements on an entity’s financial position. The new disclosures are required for all recognized financial instruments that are set off in accordance with IAS 32 Financial Instruments: Presentation. The disclosures also apply to recognized financial instruments that are subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are set off in accordance with IAS 32. This amendment became effective for annual periods beginning on or after January 1, 2013. The application of these amendments affects presentation only and has no impact on the Company and its subsidiary’s financial position or performance.

IFRS 10 Consolidated Financial Statements, and IAS 27 Separate Financial Statements: IFRS 10 replaces the portion of IAS 27 Consolidated and Separate Financial Statements that addresses the accounting for consolidated financial statements. It also addresses the issues raised in SIC-12 Consolidation -Special Purpose Entities. IFRS 10 establishes a single control model that applies to all entities including special purpose entities. The changes introduced by IFRS 10 require management to exercise significant judgment to determine which entities are controlled and therefore are required to be consolidated by a parent, compared with the requirements that were in IAS 27. This standard became effective for annual periods beginning on or after January 1, 2013. This standard did not have any significant impacts on the Company and its subsidiary’s financial statements.

IFRS 12 Disclosure of Interests in Other Entities: IFRS 12 includes all of the disclosures that were previously in IAS 27 related to consolidated financial statements, as well as all of the disclosures that were previously included in IAS 31 and IAS 28. These disclosures relate to an entity’s interests in subsidiaries, joint arrangements, associates and structured entities. This standard became effective for annual periods beginning on or after January 1, 2013. The application of this standard affects disclosures only and has no impact on the Company’s and its subsidiary’s financial position or performance.

IFRS 13 Fair Value Measurement: IFRS 13 establishes a single source of guidance under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS when fair value is required or permitted. Additionally, at December 12, 2013 amendments to IFRS 13 were introduced with immediate effect. The IASB stated in "Basis for Conclusions" that short-term receivables and account payables with no outstanding interest may be recognized considering the invoice amount where the effect of discounting be quantified as immaterial. This standard became effective for annual periods beginning on or after January 1, 2013. The application of this standard has no significant impact on the Company upon first-time adoption.

New IFRS and interpretations of the IFRIC with impact on the financial position shown in these financial statements:

 IFRS 11 replaces IAS 31 Interests in Joint Ventures and SIC-13 Jointly-controlled Entities - Non-monetary Contributions by Venturers. IFRS 11 removes the option to account for jointly controlled entities (JCEs) using proportionate consolidation. Instead, JCEs that meet the definition of a joint venture must be accounted for using the equity method. The application of this new standard impacted the Company’s financial position and eliminated the proportionate consolidation of Aliança Atlântica Holding B.V. (Aliança), Companhia Aix de Participações (AIX) and Companhia ACT de Participações (ACT). Accordingly, investments in these entities were accounted for using the equity method. This standard became effective for annual periods beginning on or after January 1, 2013.

Recently Issued Standards

New IFRS standards and interpretations of the IFRIC (IFRS Interpretations Committee of the IASB) have been issued but their application was not mandatory.

IFRS 2 Share-based Payment: These amendments changed the definitions relating to vesting conditions and implementation is effective for annual periods beginning on or after July 1, 2014. The Company will apply the amendment in its financial statements from its effective date.

IFRS 3 Business Combinations: The amendments changed the accounting for contingent consideration in a business combination. Contingent consideration on acquisition of a business that is not classified as equity are subsequently measured at fair value through profit or loss, whether or not included in the scope of IFRS 9 Financial Instruments. These changes are effective for new business combinations after July 1, 2014. The Company will consider the application of these changes to any business combinations that occur beginning on or after July 1, 2014.

IFRS 8 Operating Segments: The changes are related to the aggregation of operating segments, which can be combined / aggregated whether they are in accordance with the criteria of the rule , in other words, if the segments have similar economic characteristics and are similar in other qualitative aspects. If they are combined, the entity shall disclose the economic characteristics used to assess whether the segments are similar. These amendments take effect beginning on or after July 1, 2014. Considering the fact that the Company and its subsidiary operate in one operating segment, this amendment is not expected to significantly impact its financial statements and disclosure.

IFRS 9 Financial Instruments: IFRS 9, as issued, reflects the first phase of the IASB’s work on the replacement of IAS 39 and applies to classification and measurement of financial assets and financial liabilities as defined in IAS 39. The standard was initially effective for annual periods beginning on or after January 1, 2013, but Amendments to IFRS 9 Mandatory Effective Date of IFRS 9 and Transition Disclosures, issued in December 2011, moved the mandatory effective date to January 1, 2015. In subsequent phases, the IASB will address hedge accounting and impairment of financial assets. The adoption of the first phase of IFRS 9 will have an effect on the classification and measurement of the Company’s financial assets, but will not have an impact on classification and measurements of financial liabilities. The Company will quantify the effect in conjunction with the other phases of IASB project, when the final standard consolidating all phases is issued.

Investment Entities (Amendments to IFRS 10, IFRS 12 and IAS 27): The amendments will be effective for annual periods beginning on or after January 1, 2014, providing an exception to the consolidation requirements for a reporting entity that meets the definition of an investment entity under IFRS 10. This exception requires an investment entity to account for its investments in subsidiaries at fair value in profit or loss. The Company does not expect these amendments to significantly impact its financial statements, given that it and its subsidiary does not qualify as an investment entity.

IFRS 13 Fair Value Measurement: The amendment applies prospectively after July 1, 2014 . The change is related to the application of the exception financial assets portfolio, financial liabilities and other contracts. The Company and its subsidiary will evaluate the effect of implementation of this amendment on or after July 1, 2014.

IAS 16 Property Plant and Equipment and IAS 38 Intangible Assets: The amendment to IAS 16.35 (a) and IAS 38.80 (a) clarifies that a revaluation can be made as follows: i) adjust the gross carrying amount of the asset at market value or , ii) determine the market value and adjust the gross carrying amount proportionally, so that the resulting carrying amount is equal to the market value. IASB also clarified that the accumulated depreciation /

amortization is the difference between the gross carrying amount and the carrying amount of the asset ( ie gross book value - depreciation / accumulated amortization = book value). The amendment to IAS 16.35 (b) and IAS 38.80 (b) clarifies that the accumulated depreciation / amortization is eliminated so that the gross carrying amount and the book value is equal to market value. The changes will take effect retrospectively beginning on or after July 1, 2014. Implementation of these changes have no impact on the financial or operational condition of the Company and its subsidiary at the time. The Company and its subsidiary do not apply the revaluation method; therefore, the amendment will not impact the financial statements.

IAS 24 Related Party Disclosures: The amendment clarifies that an entity's providing key management personnel services to the reporting entity or to the parent of the reporting entity is a related party of the reporting entity. In addition, an entity that uses a management entity shall disclose the expenses incurred by management services. The changes will take effect retrospectively beginning on or after July 1, 2014. The Company does not expect these amendments to significantly impact its financial statements.

IAS 32 Offsetting Financial Assets and Financial Liabilities - Amendments to IAS 32: These amendments clarify the meaning of “currently has a legally enforceable right to set off the recognized amounts” and the criteria that would qualify for settlement the settlement mechanisms of clearing house systems that are not simultaneous. These amendments will become effective for annual periods beginning on or after January 1, 2014. The Company does not expect these amendments to significantly impact its financial statements.

IFRIC 21 Levies: IFRIC 21 clarifies that an entity recognizes a liability for a levy when the activity that triggers payment occurs. For a levy that is triggered upon reaching a minimum threshold, the interpretation clarifies that no liability is recognized before the specified minimum threshold is reached. IFRIC 21 becomes effective for annual periods ending on or after January 1, 2014. The Company does not expect IFRIC 21 to significantly impact its financial statements.

IAS 39 Novation of Derivatives and Continuation of Hedge Accounting - Amendments to IAS 39: The amendments provide a relief on the discontinuation of hedge accounting in certain circumstances in which a hedging instrument is to be novated. These amendments will become effective for annual periods beginning on or after January 1, 2014. These amendments shall apply to future novations of derivatives.

IAS 40 Investment Property: This amendment clarifies the relationship between the definitions of IFRS 3 and IAS 40 on the classification of the investment property or owner-occupied property. The description of ancillary services in IAS 40 that differentiates between investment properties and owner occupied property (IFRS 3) is used to determine whether the transaction is a purchase of an asset or a business combination. This amendment is effective prospectively beginning on or after July 1, 2014. The Company will evaluate any possible impact in case of transactions occurring after the effective date.

C.	Research and Development, Patents and Licenses

Research and Development

We operate in a fast-paced, dynamic and convergent industry, which demands that our products and services be continuously revamped to keep up with growth expectations. Accordingly, since 2005, we created a new Strategic Innovation Unit that aims to develop new products and services to be tested or launched by us in the near future.

Also, to keep pace with constant innovation, we created a business incubator that helps the organization to easily handle emerging business opportunities of large sizes or risks that otherwise would be difficult to manage in the context of current business units. In 2013, R$0.2 million was invested in innovation.

The table below presents the Telefônica Brasil investments in development, update and modernization of systems to support the launch of new products and services. In 2013, R$18.2 million was invested in development.
R&D investments	2013	2012	2011
	(in millions of reais)
Development	18.2	22.7	44.6
Innovation (business incubator and tests)	0.2	0.7	1.3
Total	18.4	23.4	45.9

Patents and Licenses

Our principal intellectual property assets include:

•	permission to use the trademark name “Telefônica” and all names derived from “Telefônica”;

•	our name “Telefônica Brasil S.A.”;

•	our commercial brand in Brazil “Vivo” and its sub-brands such as “Vivo Fixo”, Vivo TV”, “Vivo Internet”, “Meu Vivo”, “Vivo Empresas, Vivo Play, Vivo Fibra” among others;

•
our past commercial brands, “Super 15” for long-distance services and “Speedy” for broadband products, “DUO” for telephone and broadband service and “TRIO” for telephone, broadband and Digital TV service.

D.	Trend Information

For 2014, concerns about the macroeconomic scenario may be reflected in the telecom industry trends. Consumption will still lead a year of growth in the telecommunication market revenues, driven by services penetration mainly in data and TV. We expect companies in the industry to maintain the trend of consolidation and to offer integrated (bundled) services, increasing pressure on ARPUs and opening a gap between accesses and revenues growth. Data services (mobile and fixed) will be the most relevant growth driver, leveraged by the adoption of smartphone and services beyond connectivity. In the fixed-line business, we bet on the technological evolution as the way to explore the ultra-broadband and Pay TV markets value. We are well positioned to explore this opportunities, since our organization and resources are focused on developing business in these areas, always sustained by a quality of services differentiated from our competitors.

E.	Off-balance-Sheet Arrangements

None.

F.	Tabular Disclosure of Contractual Obligations

Our contractual obligations and commercial commitments as of December 31, 2013 are as follows:

	Total	Up to year	1-3 years	4-5 years	After 5 years
	(In thousands of reais, as of December 31, 2013)
Contractual obligations
Long-term debt (1)	8,753,555	1,523,712	4,946,822	2,136,378	146,642
Pension and other post-retirement benefits	370,351	7,417	14,827	14,732	333,375
Other long-term obligations including leases	10,302,962	2,416,820	2,351,217	2,014,468	3,520,457
Total contractual obligations	19,426,868	3,947,949	7,312,866	4,165,578	4,000,474
Commercial commitments
Suppliers	6,914,009	–	–	–	–
Other commercial commitments	–	–	–	–	–
Total commercial commitments	6,914,009	–	–	–	–

(1)	Includes interest payments.

Long-Term Debt - Principal

Amount
Year ending December 31,	(in thousands of reais, as of December 31, 2013)
2015	1,959,575
2016	515,158
2017	2,472,089
2018	1,807,763
2019	328,615
2020 and forward	146,642
Total	7,229,842

ITEM 6.         DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

We are managed by a Board of Directors (Conselho de Administração) and an Executive Committee (Diretoria).

Board of Directors

Our Board of Directors comprises a minimum of five (5) and a maximum of seventeen (17) members, all shareholders, serving for a term of three years. The following is a list of the current members of the Board of Directors, their respective positions and dates of their election.
Name	Position	Date of Appointment
Antonio Carlos Valente da Silva	Chairman	April 16, 2013
Santiago Fernández Valbuena	Vice-Chairman	April 16, 2013
Antonio Gonçalves de Oliveira	Director	April 16, 2013
Eduardo Navarro de Carvalho	Director	April 16, 2013
Francisco Javier de Paz Mancho	Director	April 16, 2013
José Fernando de Almansa Moreno-Barreda	Director	April 16, 2013
Luciano Carvalho Ventura	Director	April 16, 2013
Luis Javier Bastida Ibarguen	Director	April 16, 2013
Luis Fernando Furlan	Director	April 16, 2013
Narcís Serra Serra	Director	April 16, 2013
Paulo Cesar Pereira Teixeira	Director	April 16, 2013
Roberto Oliveira de Lima	Director	April 16, 2013

(*)	The members of the Board of Directors have the mandate until the ordinary general meeting of 2016.

Set forth below are brief biographies of our directors:

Antonio Carlos Valente da Silva is 61 years old and acts as Chairman of the Board of Directors of Telefônica Brasil S.A. since December 2006, Chief Executive Officer of Telefônica Brasil S.A. since January 2007 and member of the Committee of Appointments, Compensation and Corporate Governance of Telefônica Brasil S.A. He is the Chief Executive Officer of Telefônica Data S.A.. He is also the President of the Board of Trustees of Fundação Telefônica, Vice-President Director of SP Telecomunicações Participações Ltda., Chairman of the Board of Directors of Telefônica Factoring do Brasil Ltda. member of the Control Committees of Media Networks Brasil Soluções Digitais Ltda.  and of Telefônica Serviços Empresariais do Brasil Ltda. He was the Chief Executive Officer of the extinguished companies Vivo S.A., A. Telecom S.A., Telefônica Sistemas de Televisão S.A., Ajato Telecomunicação Ltda., Lemontree Participações S.A., GTR-T Participações e Empreendimentos S.A., Comercial Cabo TV São Paulo S.A. and TVA Sul Paraná S.A. He was the Chief Executive Officer of Vivo Participações S.A. from May 10, 2011 until October 03, 2011. He was also a member of the Board of Directors of Telefônica Internacional S.A. He was the President of Telebrasil (Brazilian Association of Telecommunications), President of Sinditelebrasil (National Union of Fixed and Mobile Telephone Service Operators) and President of Febratel (Brazilian Federation of Telecommunications). He was President of Ahciet (Asociación Iberoamericana de Centros de Investigación y Empresas de Telecomunicaciones) in the period from 2007 to 2011, President of the Official Spanish Chamber of Commerce in Brazil and President of the Euro-chambers in Brazil (an association that gathers the main Chambers of Commerce in the European Union). He is also a member of the CDES (Economic and Social Development Council of the Presidency of the Republic of Brazil), member of the Advisory Council of CPqD, (Telecommunications Research and Development Center), member of the Executive Committee of ABDIB (Brazilian Infrastructure and Base Industries Association), and member of COINFRA (FIESP’s Infrastructure Commission). He was the Chief Executive Officer of Telefônica in Peru until November 2006 and Chairman of the Board of Directors of Telefônica Móviles S.A., Telefónica Móviles Peru Holding S.A.C., Telefônica Peru Holding S.A.C. and Telefónica Multimedia S.A.C. He was also the First Vice-President of the Association for Private and Public Utilities Companies (ADEPSEP) and director of the Official Spanish Chamber of Commerce in Peru (COCEP). Prior to his appointment as Chief Executive Officer of Telefônica in Peru, he was in charge for the regulatory management of Grupo Telefônica in Latin America. He was a Vice-President of the Brazilian National

Telecommunications Agency (Anatel), member of the Management Board of Anatel, chief and member of several Brazilian delegations at international conferences in the period from 1997 to 2004 and, in the period from 2002 to 2003, he was President of the Latin-American Forum for Telecommunications Regulators (Regulatel), an institution that gathers regulatory agencies of nineteen countries in Latin America. He was the Chairman of the Board of Telest, (Telecommunications of Espírito Santo State), was a member of the  board of directors of Perdigão S/A and of Paranapanema. He also occupied several managing positions in the Telebrás System, in the areas of Telecommunication Systems Engineering, Technical Operating Planning and Corporate Planning. He worked for the Communications Ministry, being a member of the team that carried out the restructuring of the Brazilian Telecommunications System. He has a B.S. degree in Electrical Engineering from PUC/RJ, has large experience in the telecommunications market, in which he has been working since 1975. He has an MBA degree from PUC/RJ, has concluded several specialization courses in telecommunication systems in Brazil and abroad, and several specialization courses in Business Management, including Corporate Strategy at MIT/Sloan.

Santiago Fernández Valbuena, is 55 years old and acts as Vice Chairman of the Board of Directors of Telefônica Brasil and CEO of Telefónica Internacional, S.A.  He is also CEO of SP Telecomunicações Participações Ltda. Since 2012 he has been a member of the board of directors of Telefónica S.A. In 2010 he was named the strategy, finance and development officer of Telefônica Group. From 2002 to 2012 he was CFO and finance officer of Telefôncia Group.  During this time he was also responsible for the purchasing, human resources and systems area of the Group, as well as internal auditing, corporate development, and was responsible for our subsidiaries.  In 1997, he joined the Telefônica Group as head of Fonditel, the pension and social security arm of the Telefônica Group in Spain.  He has served as a member of the board of directors of Portugal Telecom and Endemol Holding, in the Netherlands.  Mr. Valbuena was previously an officer of Société Generale Valores and of Beta Capital in Madri. He holds an economics degree from the Universidad Complutense in Marid and a PhD and Master in economics from Northeastern University in Boston.

Antonio Gonçalves de Oliveira is 69 years old and is a member of our Board of Directors and Control and Audit Committee.  Mr. Oliveira is also a member of the Board of Directors of Paranapanema S.A. He was a member of the fiscal committee of Klabin S.A. until April 2013. He was a member of the Board of Directors of Vivo Participações S.A. since March 2001 and Control and Audit Committee since July 2005. Mr. Oliveira was also a member of the Board of Directors of TELESP Celular S.A. and a member of the Board of Directors or Control and Audit Committee of the following businesses: Tele Sudeste Celular Participações S.A., Telemig Celular Participações S.A., Telemig Celular S.A., Tele Leste Celular Participações S.A., Tele Centro Oeste Celular Participações S.A. and Celular CRT Participações S.A., until these companies ceased to exist. Mr. Oliveira was the chairman of the Fiscal Council of Bahia’s Electricity Company (Companhia de Eletricidade da Bahia), or COELBA, from April 2006 to April 2008, chairman of the Association of Friends of the Museum of Contemporary Art of USP (Associação de Amigos do Museu de Arte Contemporânea da USP), or AAMAC, from 2006 to 2010, member of the Fiscal Counsel of Iguatemi Shopping Centers, from 2007 to 2008, and Melpaper, from 2009 to 2010, and a member of the Council of Representatives of the Federation of Industries of São Paulo (Federação das Indústrias do Estado de São Paulo), or FIESP. Mr. Goncalves de Oliveira is a member of the Advisory Board of The Welfare Fund for Employees of Banco do Brasil (Caixa de Previdência dos Funcionários do Banco do Brasil), or PREVI, from 2008 to 2012 and was a member of the Council of Social and Economic Development of the Brazilian government and the Working Group for Small and Medium Enterprises also sponsored by the Brazilian government. He was leader of ADEBIM (Associação de Empresas Brasileiras para a Integração de Mercados), member of the Steering Committee and Management of the Banco do Povo de Estado de São Paulo and Chairman of the Deliberative Board of the Association of Brazilian Companies for Market Integration (Associação Nacional dos Funcionários do Banco do Brasil), or ANABB, for eight years. In the role of sociologist, was president of the Association of Sociologists of the State of São Paulo, for 6 years, and director, for 4 years, the Latin American Association of Sociology. Mr. Oliveira was the executive coordinator of the National Movement of Micro and Small Enterprise (Movimento Nacional da Micro e Pequena Empresa).   Mr. Gonçalves holds a degree in Social Sciences, a master’s degree in Communication Sciences and a post-graduate degree in Sociology of Organizations from the University of São Paulo (Universidade de São Paulo) in Brazil. He also holds a specialist title in Human Resources from Fundação Getulio Vargas in São Paulo and extension courses on business management topics. Mr. Oliveira is Certified Counselor by the Brazilian Institute of Corporate Governance, IBGC, due to its experience in supervisory boards and management boards.

Eduardo Navarro de Carvalho is 51 years old and is a member of our Board of Directors and President of the Service Quality and Marketing Committee. He is currently Director of Strategy and Alliances at Telefónica S.A. and member of the Executive Committee of Telefónica S.A. Previously, he was responsible for Strategic Planning and Regulatory at Telefónica Internacional S.A. From 1999 and 2005, he served as Vice President of Corporate Strategy and Regulatory Group at Telefonica in Brazil, participating in the Steering Committee of several companies of the Telefónica Group in Brazil. He worked for five years as a consultant at McKinsey & Company (1994-1999), during which he led projects in Brazil, Spain, Portugal and South Africa, focusing on strategies in the areas of Industry, Infrastructure and Telecommunications. He began his professional experience in the steel industry, where he worked from 1986 and 1994 in Group ARBED in Brazil. He graduated in Metallurgical Engineering from the Federal University of Minas Gerais, Brazil.

Francisco Javier de Paz Mancho is 55 years old and serves as a member of our Board of Directors and of our Nominations, Compensation and Corporate Governance Committee. Mr. Mancho is also a member of the Board of Directors of Telefónica S.A. and Telefónica de Argentina S.A. He was the President of Atento Inversiones y Teleservicios  from  December 2008 to December 2012. Since July 2006 he has been a member of the Executive Committee of the Superior Board of Councils. From June 2004 until December 2007, he was the President of Mercasa. He was Counselor deputy to the President and Director of the Strategic Corporate area of Panrico Donuts Group (1996–2004), General Director of the Ministry of Commerce and Tourism (1993–1996), General Secretary of Unión de Consumidores de España (UCE). Delegate Counselor of Ciudadano magazine (1990–1993), General Secretary of Juventudes Socialistas and executive member of PSOE (1984–1993). Also, he has acted in the following capacities: counsel of Túnel del Cadí (2004–2006), President of Patronal Pan and Bollería Marca (COE) (2003–2004), counsel of Mutua de Accidents of Zaragoza (MAZ) (1998–2004), counsel of Panrico Group (1998–2004), President of Observatorio de la Distribuicion Comercial del Ministerio de Comercio y Turismo (1994–1996), Member of the Social and Economic Council and Permanent Commission (1991–1993 and 1996–2000) and counsel of Tabacalera, S.A. (1993–1996). Mr. Mancho holds degrees in Information and Publicity and a degree in law studies from the Executive Management Program of IESE (Universidad de Navarra).

José Fernando de Almansa Moreno-Barreda is 65 years old and is a member of our Board of Directors and President of the Nominations, Compensation and Corporate Governance Committee. He is a member of the Board of Directors of Telefónica S.A. He is also a member of the Board of Directors of Telefónica Latinoamérica S.A., Telefónica Moviles México S.A. de CV, and BBVA Bancomer Mexico. Mr. Almansa joined the Spanish Diplomatic Corps in 1974 and served from 1976 to 1992 as Embassy Secretary of the Spanish Embassy in Brussels, Cultural Counselor of the Spanish Representation to Mexico; Chief Director for Eastern European Affairs and Atlantic Affairs Director in the Spanish Foreign Affairs Ministry; Press and Political Counselor to the Spanish Permanent Representation to the North Atlantic Council in Brussels; Minister-Counselor of the Spanish Embassy in the Soviet Union; General Director of the National Commission for the 5th Centennial of the Discovery of the Americas and Deputy General Director for Eastern Europe Affairs in the Spanish Foreign Affairs Ministry. In January 1993, Mr. Almansa was appointed Chief of the Royal Household by His Majesty King Juan Carlos I. He held this post until December 2002 and is currently Personal Adviser to His Majesty King Juan Carlos I. Mr. Almansa holds a law degree from the Universidad de Deusto, Bilbao, Spain. He is a sponsor, among other affiliations, of the Foundations Reina Sofia, Conde de Barcelona, Diputación de San Andrés de los Flamencos - Carlos de Amberes Foundation, Padre Arrupe–Activa, Principe de Asturias and Euroamérica.

Luciano Carvalho Ventura is 67 years old and is member of our Board of Directors and a member of the Service Quality and Marketing Committee. He is the officer responsible for LCV Corporate Governance. He is a member of Fiscal Board of CSU CardSystem. Since 1980, he has been dedicated to corporate governance consulting and serving as an independent member of corporate boards. He is a founding member of the Instituto Brasileiro de Governança Corporativa–IBGC–Brasil (Brazilian Corporate Governance Institute) and he was a member of its Board of Directors. He was a member of the International Corporate Governance Network – England. He is professor of the course for formation of directors of the Brazilian Corporate Governance Institute and a speaker at various masters courses and seminars. He holds an MBA from Escola de Administração de Empresas de São Paulo–Fundação Getúlio Vargas, a post-graduate degree in finance from Escola de Administração de Empresas de São Paulo da Fundação Getúlio Vargas, a degree in business management from Escola de Administração de Empresas da Universidade Federal de Pernambuco, and a degree in economics from Faculdade de Ciências Econômicas da Universidade Federal de Pernambuco.

Luis Javier Bastida Ibarguen is 68 years old and is a member of our Board of Directors and President of the Control and Audit Committee. Since 2002, he has acted as an independent consultant. During 2000 and 2001, worked in Banco Bilbao Viscaya Argentaria, where he was a member of the Steering Committee and head of the Global Asset Management Division. Mr. Bastida began working at Banco Bilbao Vizcaya Argentaria in 1988. In the period from 1994 to 2000, he was Chief Financial Officer (CFO), reporting directly to the Chairman. From 1976 to 1987, he worked at Banco Bilbao, where he had different responsibilities, mainly in areas related to finance. From

1970 to 1976, he worked for General Electric in New York and Spain. At General Electric, he was a member of the Finance Management Program and the International Management Program and worked in various capacities in the Finance and Strategic Planning Functions. He holds degrees in Business at the E.S.T.E. University in San Sebastián–Spain and holds an MBA from Columbia University in New York.

Luiz Fernando Furlan is 67 years old and is a member of the Boards of Directors of Telefônica Brasil S.A. (Brasil), Telefónica S.A. (Spain), BRF–Brasil Foods S.A. (Brasil), AGCO Corporation (USA), as well as a member of the advisory board of Panasonic (Japan), Wal-Mart (USA) and ABERTIS Infraestructuras S.A. (Spain). Previously, he was Chairman of the Board of Directors at Sadia S.A., from 1993 to 2002 and from 2008 to 2009, company that he has held numerous executive positions from 1976 to 1993. He was Co-Chairman of the board of BRF Brasil Foods S.A. from 2009 to 2011, as well as a member of the board of Amil Participações S.A. from 2008 to 2013 and Redecard S.A. from 2007 to 2010. He served two terms as Minister of Development, Industry and Foreign Trade of Brazil from 2003 to 2007, and was a Chairman of the Board of Directors of BNDES from 2003 to 2007. Since 2008, he has been the Chairman of the Board of Directors of Fundação Amazonas Sustentável “FAS” (Brazil), and up to 2013, he is also member of the Board of Directors of Global Ocean Comission (USA) and member of Conselho Superior de Gestão em Saúde de São Paulo (Brazil). He holds a degree in Chemical Engineering from FEI (Industrial Engineering Faculty) and in Business Administration from University of Santana – São Paulo, with extension and specialization courses in Brazil and abroad.

Narcís Serra Serra is 70 years old and serves as a member of our Board of Directors and a member of the Control and Audit Committee. From 1991 to 1995, he was Vice President of the Government of Spain, and from 1982 to 1991, served as Minister of Defense. From 1979 to 1982, he was the Mayor of Barcelona. Mr. Serra holds a doctorate in economics from the Universidad Autónoma de Barcelona and is President of Barcelona Institute for International Studies (IBEI).

Paulo Cesar Pereira Teixeira is 56 years old and is a member of Board of Directors of Telefônica Brasil S.A. since November, 07, 2011. Mr. Teixeira also acts as a General and Executive Officer of Telefônica Brasil S.A. He is also General Officer of Telefônica Data S.A. and Officer of SP Telecomunicações Participações Ltda. He is also a member of the Board of Trustees of Fundação Telefônica. He began his career in the telecommunications industry in 1980, as a member of CRT’s Directive Council. From 2003 to 2011, he was the Executive Vice President of Operations at Vivo S.A. From 1998 to 2002, he acted as Vice President of Operations for Telefônica Celular (Tele Sudeste, Tele Leste and CRT). From 1995 to 1998, he was Engineering Officer and Enterprise Officer of the Telebrás System (Telems, Tele Celular Sul). He was also president of the Brazilian Roaming Association (ABR) and Officer of National Association of Cellular Providers (ACEL). Mr. Teixeira holds an electrical engineering degree from Universidade Católica de Pelotas, Brazil. He attended a New Telecommunications Techniques course at École Nationale Supérieure des Télécommunications, France, in 1992, and Advanced Management Program no IESE-Business School, in Barcelona (2001).

Roberto Oliveira de Lima is 62 years old and serves as a member of our Board of Directors and a member of the Service Quality and Marketing Committee. Mr. Lima is also a member of the Board of Directors of Edenred SARL, based in Paris/França, Naspers Ltd, based in Johannesburg, Cia Brasileira de Distribuição, based in São Paulo/Brazil, Natura S.A., based in São Paulo, and Rodobens Negócios Imobiliários, based in São Paulo/Brazil. He was the Chief Executive Officer of Vivo Participações S.A and Vivo S.A.  He was also Chief Executive Officer of Instituto Vivo. Mr. Lima was Executive Vice President of Marketing and Innovation and Vice President of IT and Products and Services Engineering of the following companies: Vivo Participações S.A. and Vivo S.A., Tele Centro Oeste Celular Participações S.A., Telerj, Telest, Telebahia, Telergipe, Celular CRT S.A., TELESP Celular, Global Telecom, Telegoiás, Telemat, Telems, Teleacre, Teleron, NBT and TCO IP S.A. He was also Chief Executive Officer of Tele Sudeste Celular Participações S.A., Tele Leste Celular Participações S.A. and Celular CRT Participações S.A. until 2006 and Telemig Celular Participações S.A. until November, 2009. He was an Officer of Telemig Celular Participações S.A. He was Chairman of the Board of Directors of Grupo Credicard from 1999 to 2005 and Chief Executive Officer of Banco Credicard S.A. from 2002 to 2005. Mr. Lima also held executive positions at Accor Brasil S.A., Rhodia Rhone Poulec S.A. and Saint Gobain S.A. He holds a degree in business administration and an MBA from Fundação Getúlio Vargas, Brazil. He holds a master’s degree in Finance and Strategic Planning from the Institute Superieur des Affaires, Jouy en Josas, France.

Executive Committee

The executive committee consists of at least four (4) and no more than fifteen (15) members, who may or may not be our shareholders, all of them appointed by our Board of Directors for a period of three years and who may remain in office until reappointed or replaced. Any of our executive officers may be removed at any time by a decision of the Board of Directors.

The following are the current members of the executive committee, their respective positions and the date of their appointment.
Name	Position	Date of Appointment
Antonio Carlos Valente da Silva	Chief Executive Officer	May 19, 2010
Paulo Cesar Pereira Teixeira	General and Executive Officer	September 13, 2011
Breno Rodrigo Pacheco de Oliveira	General Secretary and Legal Officer	June 14, 2011
Alberto Manuel Horcajo Aguirre	Chief Financial Officer, Control and Investor Relations Officer	August, 7, 2013

Set forth below are brief biographies of our executive officers:

Breno Rodrigo Pacheco de Oliveira is 38 years old.  Is General Secretary and Legal Officer of Telefônica Brasil S.A and Telefônica Data S.A.. He is also Corporate Secretary of the Board of Directors of Telefônica Brasil S.A., a member of the Deliberative Council of Visão Prev Sociedade de Previdência Complementar and Officer of SP Telecomunicações Participações Ltda. Mr. Oliveira is also Corporate Secretary of the Board of Directors of Telefônica Factoring do Brasil Ltda., Corporate Secretary and member of the Board of Directors of Telefônica Corretora de Seguros Ltda., member of the Control Committee of Media Networks Brasil Soluções Digitais Ltda., Telefônica Serviços Empresariais do Brasil Ltda. and Telefônica Engenharia de Segurança do Brasil Ltda. He was Officer of the following extinguished companies: Vivo S.A., A.Telecom S.A., Telefônica Sistema de Televisão S.A., Ajato Telecomunicação Ltda., Lemontree Participações S.A., TVA Sul Paraná S.A., GTR-T Participações e Empreendimentos S.A. e Comercial Cabo TV São Paulo S.A. He was also General Secretary and Legal Officer from February 3, 2011 to October 3, 2011 of Vivo Participações S.A. (when it was merged into the company) and of Vivo S.A. from April, 2005 to February, 2011. He holds a law degree from Universidade do Vale do Rio dos Sinos – UNISINOS, Brazil.

Alberto Manuel Horcajo Aguirre, is 50 years old.  He is currently our CFO, controller and investor relations officer as well as CFO and controller of TData.  He was formerly an executive officer of Vivo and has also been global services officer of the Telefonica Group in Madrid, where he was responsible for logistics, real estate, workspace and customer service. Mr. Aguirre has also served as purchasing director from 2004 to 2011.  He was an officer in the areas of finance, human resources and general services, in our operations in Spain, Argentina, Brazil, Peru and of the Telefonica Group as a whole.  He was CEO of Atento in Madrid from 2001 to 2004. Since 2002, he has served as an independent board member for the Lantero Group in Spain and was previously a board member of Transportes Azkar, also in Spain. Mr. Aguirre has also been CEO of Ardizia, the investment firm, from 1999 to 2001. Since 2010, he is patron of the Institute for Education and Research in Madrid of the University of Navarra. He holds a law degree from the Universidad Complutense in Madrid and was a Fulbright scholar at Columbia University from 1986 to 1988.  In 2011 he was part of the Stanford Executive Program for advanced operations design.

For the biographies of Antonio Carlos Valente da Silva and Paulo Cesar Pereira Teixeira, see “—Board of Directors.”

B.	Compensation

For the year ended December 31, 2013, the aggregate amount of compensation paid to all our Directors and Executive Officers was approximately R$32.4 million, of which R$28 million corresponded to salaries and R$4.4 million corresponded to bonuses.

For the year ended December 31, 2013, our Directors and Officers did not receive any pension, retirement or similar benefits.

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

In accordance with Brazilian Corporate Law and our bylaws, the Fiscal Board consists of a minimum of three (3) and a maximum of five (5) active members and an equal number of alternates.

One member of the Fiscal Board and his or her alternate must be elected by holders of preferred shares in a separate voting process. The following are the current members of the Fiscal Board:
Members	Alternates	Date Appointed
Flavio Stamm	Gilberto Lerio	April 16, 2013
Cremênio Medola Neto	Gilmar Roberto Pereira Camurra	April 16, 2013
Stael Prata Silva Filho	Charles Edwards Allen	April 16, 2013

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

The Control and Audit Committee, among other responsibilities that may be required by the Board of Directors, is charged with informing and providing recommendations to the Board of Directors regarding the following:

•	the appointment, termination and renewal of the independent auditors, as well as the terms and conditions of the contract with the independent auditors;

•	the analysis of the company’s accounts, compliance with certain legal requirements and the adoption of generally accepted accounting principles;

•	the results of each internal and independent audit and management’s response to the auditor’s recommendations;

•	the quality and integrity of the company’s internal control systems;

•	the performance of the independent auditors, requesting opinions on the annual reports and that the main audit reports be clear and precise; and

•	any communications with the internal auditors about any significant deficiencies in our control systems and identified financial conditions.

The following are the current members of the Control and Audit Committee:
Members	Date Appointed
Luis Javier Bastida Ibarguen	April 23, 2013
Antonio Gonçalves de Oliveira	April 23, 2013
Narcís Serra Serra	April 23, 2013

Nominations, Compensation and Corporate Governance Committee

Our Nominations, Compensation and Corporate Governance Committee was established in November 1998, and was restructured in October 2004, and consists of three to five directors appointed by the Board of Directors to serve for the duration of their respective terms as members of the Board of Directors. The Nominations, Compensation and Corporate Governance Committee, among other responsibilities that may be required by the Board of Directors, is charged with informing and providing recommendations to the Board of Directors regarding the following:

•	the appointment of executive officers for our company and our subsidiaries;

•	the parameters on compensation for our executive officers and administrators;

•	the terms and conditions of executive officers, employment agreements;

•	the review of the Board’s compensation plan and any amendments;

•	the incentive plans related to compensation;

•	the compensation policy for directors and executive officers of the company; and

•	the annual corporate governance report.

The following individuals are the current members of the Nominations, Compensation and Corporate Governance Committee:
Members	Date Appointed
José Fernando de Almansa Moreno-Barreda	April 23, 2013
Antonio Carlos Valente da Silva	April 23, 2013
Francisco Javier de Paz Mancho	April 23, 2013

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
Members	Date Appointed
Eduardo Navarro de Carvalho	April 23, 2013
Luciano Carvalho Ventura	April 23, 2013
Roberto Oliveira de Lima	April 23, 2013

D.	Employees

As of December 31, 2013, we had 18,532 employees. All of our employees are full-time, and are divided into the following categories: 26% in our network plant operation, maintenance, expansion and modernization; 62% in sales and marketing; and 12% in administration, finance and investor relations, human resources, inventory, technology, legal and strategic planning and management control.

Approximately 9% of our employees are union members’ representative in the telecommunication industry. These unions have state representation, so we have employees represented by 27 state unions. In turn, 19 of these unions are associated with the National Federation of Telecommunications Workers (Fenattel).

Our Collective Bargaining Agreement for these employees was renewed on September 1, 2013 and will expire on August 31, 2014.

Our management considers relations with our work force to be very good. We have never experienced a work stoppage that had a material effect on our operations.

Pension Plans

Before December 1999, the SISTEL Fundação Sistel de Seguridade Social plan, a multi-employer defined benefit plan that supplements government-provided retirement benefits, covered the employees of the former Telebrás System and we were contingently liable for all of the unfunded obligations of the plan. In January 2000, we and the other companies that formerly belonged to the Telebrás system agreed to divide the existing SISTEL plan into 15 separate plans, resulting in the creation of private plans covering those employees already enrolled in the SISTEL plan. These new private pension plans were still administered by the Fundação Sistel and have retained the same terms and conditions of the initial plan. The division was carried out to allocate liability among the companies that formerly belonged to the Telebrás system according to each company’s contributions with respect to its own employees. Joint liability among the SISTEL plan sponsors will continue with respect to retired employees, who will necessarily remain members of the plans, which were called PBS plans.

Under the PBS plans, we made monthly contributions to plan equal to a percentage of the salary of each employee who was a participant plan. Each employee member also made a monthly contribution to plan on the basis of age and salary. Pension benefits of members of the PBS plan vested by the same time their retirement benefits vested under the government-provided retirement plan. Fundação Sistel operates independently from us, and its assets and liabilities are fully segregated.

Beginning in 2000, we decided to establish defined contributions plans, and offered it to participants in our PBS plans, defined benefit plans, as well as to employees who did not qualify for participation. Unlike the PBS plans, which is a defined benefit plan, defined contribution plans are financed for contributions by participating employees, as well as by us as sponsor, which are credited to the individual accounts of the participants. We are responsible for all management and maintenance expenses of these plans, including the risks of death and permanent injury of the participants.

In 2004, we created a closed pension fund, Visão Prev Sociedade de Previdência Complementar, or Visão Prev, to manage our group’s pension funds.  All plans previously managed by Fundação Sistel are now managed by Visão Prev, with the exception of the Sistel plan which remains under Fundação Sistel’s management.

On September 1, 2013, we began offering the Visão Multi Pension Plan to all of our employees.  Under this plan, employees may choose to contribute either one or two percent, plus up to an additional five percent of their salary and we will contribute between 50% to 125%, based on the length of employment.  Currently, 49.1% of our employees are covered by these plans.

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

The fifth provision related to PSP cycle which ended in July 2013, did not happen because it was not achieved the minimum established in the program for the indicator valuation Telefonica’s share (TSR – Total Shareholder Return).

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

The first provision related to PIP will take place in July 2014, with 95 executives (including 4 executives appointed pursuant to the bylaws) from Telefônica Brasil potentially having the right to receive 384,350 shares of Telefónica S.A., for which, on December 31, 2013, we have made a provision of R$7.9 million.

The second provision related to PIP will take place in July 2015, with 108 executives (including 4 executives appointed pursuant to the bylaws) from Telefônica Brasil potentially having the right to receive 674,811 shares of Telefónica S.A., for which, on December 31, 2013, we have made a provision of R$10.6 million.

The third provision related to PIP will take place in July 2016, with 124 executives (including 4 executives appointed pursuant to the bylaws) from Telefônica Brasil potentially having the right to receive 711,651 shares of Telefónica S.A., for which, on December 31, 2013, we have made a provision of R$15.8 million.

ITEM 7.         MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

In accordance with our bylaws, we have two classes of capital stock authorized and outstanding: common shares (ações ordinárias) and preferred shares (ações preferenciais). Our common shares have full voting rights. Our preferred shares have voting rights only under limited circumstances. At December 31, 2013, Telefónica Internacional owned 15.43% of our common shares and SP Telecomunicações, owned 50.47% of our common shares. Since Telefónica Internacional owns 55.28% of the equity share capital of SP Telecomunicações, it has effective control over 43.33% of our outstanding common shares. Accordingly, Telefónica Internacional has the ability to control the election of our Board of Directors and to determine the direction of our strategic and corporate policies. Neither Telefónica Internacional, nor SP Telecomunicações, has any special voting rights beyond those ordinarily accompanying the ownership of our common or preferred shares.

The following tables set forth information relating to the ownership of common and preferred shares by SP Telecomunicações, Telefónica Internacional and our officers and directors. We are not aware of any other shareholder that beneficially owns more than 5% of our common shares.

Shareholder’s Name	Number of common shares owned	Percentage of outstanding common shares
SP Telecomunicações	192,595,149	50.47%
Telefónica S.A.	97,976,194	25.68%
Telefónica Internacional	58,859,918	15.43%
All directors and executive officers as a group	1,511	–

Shareholder’s Name	Number of preferred shares owned	Percentage of outstanding preferred shares
SP Telecomunicações	29,042,853	3.90%
Telefónica S.A.	179,862,845	24.17%
Telefónica Internacional	271,707,098	36.52%
All directors and executive officers as a group	1,305	–

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

In April 2001, we entered into a service agreement for the provision of logistics, administrative, accounting and other services with Telefônica Serviços Empresariais do Brasil Ltda., or TGestiona, an indirect wholly owned subsidiary of Telefónica. Transactions with TGestiona under this service agreement involved approximately R$80.9 million in 2013 (compared to R$97.7 million and R$94.6 million in 2012 and 2011, respectively).

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

Provision for Tax Matters

Federal Taxes

At December 31, 2013, the company was party to administrative and judicial proceedings relating to: (i) additional contributions to the FGTS (Unemployment Compensation Fund)  on deposits made by employees (the issue does not result in the reduction of part of FGTS deposits made by the company on behalf of its employees); (ii) claims resulting from the non-ratification of compensation and refund requests, formulated by the company; (iii) social contributions relating to a supposed failure to pay 11% on the value of invoices, billing and receipts from service providers hired for the transfer of labor; (iv) CIDE levied on the remittance of funds abroad relating to technical services, administrative assistance and to services of similar nature, as well as royalties; (v) fixed: non-inclusion of interconnection and EILD expenses in the FUST base and Wireless carriers:  non-inclusion of revenues from interconnection in the FUST tax base; (vi) contribution to Empresa Brasileira de Comunicação, created by Law No. 11652/08; (vii) TFI/TFF on mobile stations; (viii) IRRF on Interest on shareholder’s equity; (ix) Public Price for Numbering Resources Management (PPNUM) by ANATEL instituted by Resolution No. 451/06; (x) IRPJ/PIS/COFINS resulting from the non-ratification of the companies’ offset and refund requests; (xi) Social Investment Fund (Finsocial) offset amounts; (xii) failure to pay withholding social contribution levied on services rendered, remuneration, salaries and other salary bases; (xiii) COFINS – Requirement resulting from non-inclusion of financial income into the tax base; (xiv) additional charges to the PIS and COFINS tax base, as well as additional charges to COFINS required by Law No. 9718/98; and (xv) Tax on Net Income (ILL). On December 31, 2013, total consolidated provisions amounted to R$2,042.1 million.

In the opinion of our management and our legal advisors, the chance of loss in these cases is “probable.”

State Taxes

On December 2013, the company was party to administrative and judicial proceedings in progress referring to (i) ICMS tax credits on electric power and tax credits without documentation (ii) ICMS not levied on telecommunication services; (iii) disallowance of ICMS tax incentives for cultural projects; (iv) ICMS on TV subscription; and (v) environmental administrative fine At December 31, 2013, total consolidated provisions amounted to R$91.9 million.

In the opinion of our management and our legal advisors, the chance of loss in these cases is “probable.”

Municipal Taxes

On December 31, 2013, the company was party to tax claims at a municipal level, both in the administrative and judicial sphere which, based on the opinion of its legal advisors, are classified as a probable loss. At December 31, 2013, total consolidated provisions amounted to R$14.7 million.

These proceedings relate to: (i) IPTU, (ii) ISS levied on chattel lease services and secondary and complementary activities, and (iii) Surveillance, Control and Inspection Fee (TVCF).

In the opinion of our management and our legal advisors, the chance of loss in these cases is “probable.”

Tax Proceedings

The following tax proceedings were pending as of December 31, 2013, and, in the opinion of our management and our legal advisors, the chance of loss in these cases is “possible.”

Federal Taxes

At December 31, 2013, the company was party to various administrative and judicial proceedings in the federal sphere, which are waiting to be tried at various court levels. At December 31, 2013, the total consolidated amount was R$3,913.9 million.

Key proceedings refer to: (i) Non-compliance manifestations due to the ratification of compensation requests made by the company; (ii) fine for distribution of dividends even in view of the alleged existence of outstanding debts payable to the federal government; (iii) social security contribution (INSS) on compensation payment for salary devaluation arising from losses caused by “Plano Verão” (Summer Plan) and “Plano Bresser” (Bresser Plan), SAT (Work Accident Insurance), Social Security and payables to third parties (INCRA and SEBRAE), supply of meals to employees, 11% retention (labor assignment); (iv) IRRF on the funds remittance abroad related to technical services and to administrative support and similar services, as well as royalties; (v) PIS levied on roaming; (vi) CPMF levied on operations resulting from the technical cooperation agreement with the National Treasury Department (STN) (offsetting through the Integrated System of Federal Government Financial Administration - SIAFI) and on foreign-exchange contracts required by the Brazilian Central Bank; (vii) IRPJ and CSLL related to deductions on revenues from reversal of provisions; (viii) Income tax and social contribution – disallowance of costs and miscellaneous expenses not substantiated; (ix) deductions of COFINS from loss in swap transactions; (x) PIS / COFINS accrual basis versus cash basis; (xi) IRPJ payable in connection with allocation of excess funds to Northeast Investment Fund (FINOR), Amazon Region Investment Fund (FINAM) or Economic Recovery Fund of the State of Espírito Santo (FUNRES); (xii) IRPJ on derivative operations; (xiii) IRPJ and CSLL – disallowance of expenses related to the goodwill paid in the acquisition of Celular CRT S.A., goodwill arising from the privatization process, Vivo’s corporate restructuring and goodwill from the mergers of Navytree and TDBH; and (xiv) contribution to the Brazilian company of communication, created by Law No. 11.652/08.

In the opinion of management and its legal advisors, the chances of loss in these proceedings are possible.

State Taxes

On December 31, 2013, the company was a party to various administrative and judicial proceedings related to ICMS, at the state level, which are ongoing in various court levels. At December 31, 2013, the total consolidated amount was R$7.088,8 million.

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

In the opinion of management and its legal advisors, the chance of loss is possible in these proceedings.

Municipal Taxes

At December 31, 2013, the company was party to various administrative and judicial proceedings at the municipal level, which are ongoing various court levels. At December 31, 2013, the total consolidated amount was R$580.8 million.

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

At December 31, 2013, the total consolidated amount was R$2,185.0 million.

In the opinion of management and its legal advisors, there are possible chances of loss in these proceedings.

FUNTTEL – Fund for the Technological Development of Telecommunications

At December 31, 2013, the company was party to administrative and judicial proceedings which are waiting to be tried at the lower administrative court and the court of appeals. At December 31, 2013, the total consolidated amount was R$664.3 million.

Such proceedings concern the collection of contributions to FUNTTEL on other revenues (not related to telecom services), as well as on income and expenses transferred to other operators (interconnection).

In the opinion of management and its legal advisors, the chance of success in these proceedings is possible.

FISTEL – Telecommunications Supervision Fund

Due extension of the effective license period to use telephone switches in connection with use of STFC (landline phone carriers) and extension of the right to use radiofrequency in connection with wireless service (wireless carriers), ANATEL charges the Installation Inspection Fee (TFI).

This collection is based on ANATEL’s understanding that such extension would represent a taxable event for TFI. The Company understands that such collection is unjustified, and separately challenged the aforesaid fee in court. At December 31, 2013, total consolidated amount was R$1.811,1  million, without the respective deposit in full.

In the opinion of management and its legal advisors, there are possible chances of loss in these proceedings.

PPNUM – Price Relative to the Public Administration of Numbering Resources

Our former subsidiary Vivo, along with other wireless carriers in Brazil, are challenging in court the tariff charged by ANATEL for use by such carriers of the numbering resources managed by the agency. When charged by ANATEL, Vivo made a judicial deposit referring to the amounts payable. On April 23, 2009, the carriers received a favorable sentence and the lawsuit is currently waiting to be tried at the court of appeals. At December 31, 2013, total amount was R$2.2 million.

In the opinion of management and its legal advisors, there are possible chances of loss in these proceedings.

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

Civil Claims

There are several civil claims against us. We have recorded R$970.4 million in provisions for these proceedings where the risks are deemed probable, including the civil proceedings described below and the regulatory and antitrust proceedings that follow:

•
Expansion Plan–PEX. We are defendants in proceedings related to the possible right of individuals who purchased our shares in connection with our network expansion plan after 1996, to receive additional shares from us. These claims are in various levels of the court system. The chance of loss in such proceedings is classified on a case-by-case basis according to the facts presented in each proceeding. For the proceedings in which the chance of loss was classified as “probable,” we recorded a provision of R$37.2 million.

•
Service Complaints. We and our subsidiaries are defendants in certain civil actions, in various court levels, regarding claims related to our services and our ordinary course of business initiated by individual customers, civil associations on behalf of customers or by the PROCON foundation, as well as by the Federal and State Public Prosecutor’s Offices. We recorded a provision of R$469.1 million for these claims. We are also defendants to civil actions in which the risk of loss is classified as “possible” in the amount of R$1,383.9 million.

•
Consumer Relations Claims. We are defendants in several civil actions initiated by individual customers in which the claims are the same or very similar from to other and, when considered individually, are not material, to which we recorded a provision of R$93.5 million, calculated on the basis of on the statistical analysis of our historical losses in such proceedings.

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

•
Community Telephone Plan–PCT. We are subject to civil public action proposals claiming the possible right for indemnity of associates and entities hired for the construction of community networks connected to the network of fixed telephony operators and have not received shares for their financial investment in the municipality of Mogi das Cruzes, involving a total amount of approximately R$281.1 million. Based on the opinion of our legal advisors, the chance of loss is possible. The appellate court has ruled in our favor and changed the lower court decision. The plaintiff filed an appeal to the Supreme Court which is awaiting resolution.

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

Regulatory and Antitrust Litigation

ANATEL

Administrative Proceedings for Noncompliance with Regulatory Obligations Brought by ANATEL – PADOs. Until December 31, 2013, the fixed and mobile services were involved in several administrative proceedings brought on grounds of alleged breach of obligation established by federal regulation, involving risk of loss that is classified as probable. The amount recorded and provisioned for the proceedings involving a risk of loss classified as probable was R$370.5 million. We are also defendants to such administrative proceedings in which the risk of loss classified as possible is in the amount of R$1,685 million.

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

Payment of Dividends

We are required by law and our bylaws to hold an annual shareholders meeting by April 30 of each year at which, among other issues, the allocation of net profits obtained during the preceding fiscal year and the declaration of dividends by decision of common shareholders are decided, acting on the recommendation of the executive officers, as approved by the Board of Directors. The payment of annual dividends is based on the financial statements prepared for each fiscal year ending December 31. Under the Brazilian Corporate Law, dividends are required to be paid within 60 days following the date the dividend is declared to shareholders of record on the declaration date, unless a resolution by the shareholders sets forth another date of payment, which must occur before the end of the fiscal year.

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

The following table sets forth the dividends or interest on shareholders’ equity paid to holders of our common and preferred shares since 2009 in reais.

Year	Description (Dividends or Interest on Shareholders’ Equity)(1)	Common Shares	Preferred Shares
	(per share/in R$)
2013	Div/Int	3.946735	4.341409
2012	Div/Int	2.567510	2.824261
2011	Div/Int	4.783035	5.261339
2010	Div/Int	3.616248	3.977873
2009	Div/Int	2.556431	2.812074

(1)	Interest on shareholders’ equity is net of withholding taxes.

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

On April 16, 2013, at the General Shareholders Meeting, the shareholders approved the distribution of dividends to the common and preferred shares in the total amount of R$1,498 million declared on the basis of the closing balance sheet on December 31, 2012. This amount was paid on November 26, 2013.

On August 19, 2013, the Board of Directors approved, subject to shareholder approval, a payment of interest on shareholders equity for the common and preferred shares totaling R$220 million. The actual payment occurred on November 26, 2013.

On September 19, 2013, the Board of Directors approved, subject to shareholder approval, a payment of interest on shareholders equity for the common and preferred shares totaling R$220 million. The actual payment occurred on November 26, 2013.

On October 18, 2013, the Board of Directors approved, subject to shareholder approval, a payment of interest on shareholders equity for the common and preferred shares totaling R$538 million and the distribution of dividends to the common and preferred shares in the total amount of R$746 million. The actual payment occurred on November 26, 2013.

On December 18, 2013, the Board of Directors approved a payment of interest on shareholders equity for the common and preferred shares totaling R$760 million. The payment will be made to common and preferred shareholders who were registered in the Company’s books at the end of December 30, 2013. The actual payment will begin on March 14, 2014.

On February 25, 2014, the Board of Directors of the Company approved the appropriation of dividends of R$ 1,043 million, based on the existing  profits in the balance of the fourth quarterly  of 2013, to common and preferred shareholders who were registered in the Company’s books at the end of the day March 10, 2014. The payment of dividends will begin on March 27, 2014.

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

Our preferred shares began trading on BM&FBOVESPA, on September 21, 1998 and are traded on BM&FBOVESPA under the symbol “VIVT4” (formerly TLPP4).” Our common shares trade under the symbol “VIVT3” (formerly TLPP3). At December 31, 2013, we had approximately 1,125.6 million common and preferred shares held by approximately 2.3 million common and preferred shareholders.

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

	NYSE		BM&FBOVESPA		BM&FBOVESPA
	HIGH	LOW	HIGH	LOW	HIGH	LOW
	(in US$ per ADS)		(in reais per preferred share)		(in reais per common share)
Year ended
December 31, 2009	25.53	23.74	43.54	42.12	39.29	36.00
December 31, 2010	24.53	22.70	42.03	38.60	39.30	36.22
December 31, 2011	28.33	25.74	52.97	47.47	48.00	43.50
December 31, 2012	31.22	21.17	56.92	43.45	51.69	37.53
December 31, 2013	27.66	17.94	54.89	41.66	48.45	38.24
Year ended December 31, 2012
First quarter	31.02	27.02	56.59	47.50	50.98	42.77
Second quarter	31.22	23.31	56.92	47.30	51.69	43.20
Third quarter	25.66	21.35	51.60	43.45	47.88	39.40
Fourth quarter	24.08	21.17	49.28	43.54	43.65	37.53
Year ended December 31, 2013
First quarter	27.66	24.32	54.12	48.14	48.24	43.00
Second quarter	26.94	21.74	54.89	48.29	48.45	43.55
Third quarter	23.50	19.68	51.50	45.85	45.50	41.00
Fourth quarter	22.94	17.94	50.12	41.66	44.15	38.24
Month ended
September 30, 2013	23.50	19.74	51.50	46.40	45.50	41.35
October 31, 2013	22.94	21.08	50.12	46.60	44.15	40.87
November 30, 2013	21.35	19.20	47.60	43.90	43.85	39.30
December 31, 2013	19.22	17.94	44.83	41.66	41.00	38.24
January 31, 2014	20.22	18.43	47.75	44.21	42.00	38.55
February 28, 2014	19.21	17.97	45.95	42.22	40.60	37.16
March 2014 (through March 18)	19.24	18.47	45.10	43.25	39.24	37.32

B.	Plan of Distribution

Not applicable.

C.	Markets

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

At December 31, 2013, the aggregate market capitalization of the 363 companies listed on BM&FBOVESPA was approximately US$1,031 billion. Although all the outstanding shares of an exchange-listed company may trade on a Brazilian stock exchange, in most cases, less than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling entities or persons that rarely trade their shares. For this reason, data showing the total market capitalization of Brazilian stock exchanges tends to overstate the liquidity of the Brazilian equity securities market.

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

Our capital stock comprises preferred shares and common shares, all without par value. At December 31, 2013, there were 261,308,985 outstanding preferred shares and 31,208,300 outstanding common shares. Our share capital may be increased by resolution of the Board of Directors, up to the limit authorized by our bylaws. Any increase above the capital must be approved by a general shareholders meeting.

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

Preemptive Rights

Each shareholder has a general preemptive right to subscribe for shares of the same class in any capital increase, in an amount sufficient to keep the same proportional participation of each shareholder in the total capital of the corporation. A minimum period of 30 days following the publication of the capital increase notice shall be observed by the corporation for the exercise of the preemptive right by the shareholder. The right of participation in capital increases is assignable under Brazilian Corporate Law. However, the bylaws of a publicly held company that allows capital increase may preview the issuance of stocks, debentures convertible into stocks, or subscription bonuses, without granting any preemptive rights to prior shareholders. In that case, the placement of stocks  shall be made:

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

On June 30, 2011, we renewed our concession agreement with ANATEL and consolidated our existing material contacts related to the concession of public telecommunications service granted by ANATEL into two new contracts (each filed as an Exhibit to this Annual Report). One of these contracts authorizes the company to provide commuted fixed telephone service (Sectors 31) and the other contract authorizes the company to provide long-distance telephone services (Sector 31). These contracts will expire on December 31, 2025.

Telefônica Brasil also had authorization to provide local and long-distance telephone services under the private system (all sectors, except Sector 31), which was granted in 2002, for an unlimited period of time. On September 5, 2011, these Authorization Terms were transferred to Vivo. Telefônica Brasil and VIVO have Multimedia Communication Service Authorization Terms, which are also material contracts. Based on this Authorization Terms, the companies are allowed to provide broadband services in the State of São Paulo (Telefônica) and all over Brazilian territory (Vivo*). The Term was signed on April 17, 2003 and March 19, 2004 for an undetermined period of time and is still currently in effect.  The Authorization Terms were transferred back to Telefônica Brasil in 2013, as a result of the corporate restructuring.

*The Authorization Term was granted to Global Telecom, an incorporated company.

In line with the General Plan of Authorization, which had split the country into three regions, Telefônica holds three Authorization Terms for the provision of Personal Mobile Services, SMP, with national coverage. The regions were split as follows: Region I: states of Rio de Janeiro, Espírito Santo, Minas Gerais, Amazonas, Roraima, Amapá, Pará, Maranhão, Bahia, Sergipe, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas, Region II:

states of Paraná, Santa Catarina, Rio Grande do Sul, Goiás, Tocantins, Mato Grosso do Sul, Mato Grosso, Rondônia, Acre and Federal District and Region III: State of São Paulo.

In Region I, Telefônica holds the Terms of Service Authorization n ° 078/2012 of 07/02/2012, in Region II, Telefônica holds the Terms of Service Authorization n ° 005/2010 of 29/01/2010, and in Region III, Telefônica holds the Terms of Service Authorization n ° 006/2010 of 29/01/2010.

The authorization is a legal requirement for the provision of telecommunications services in the region covered thereby. Licenses for personal mobile services (SMP) carry the right to provide mobile services for an unlimited period of time. However, the use of spectrum is restricted in accordance with the specific license conditions, as follows:

•	Telefônica - Rio Grande do Sul except Pelotas, Capão do Leão, Morro Redondo e Turuçu (“A” band) until 2022 (renewed in 2007);

•	Telefônica-Rio de Janeiro (“A” band) until 2020 (renewed in 2005);

•	Telefônica-Espírito Santo (“A” band) until 2023 (renewed in 2008);

•	Telefônica-Bahia (“A” band) and Vivo-Sergipe (“A” band) until 2023 (renewed in 2008);

•	Telefônica-São Paulo (“A” band) until 2023 (renewed in 2008); or 2024, for the cities of Ribeirão Preto and Guatapará (renewed in 2009);

•	Telefônica-Paraná/Santa Catarina (“B” band) until 2013;

•	Telefônica-Distrito Federal (“A” band) until 2021 (renewed in 2006);

•	Telefônica-Acre (“A” band), Vivo-Rondônia (“A” band), Vivo-Mato Grosso (“A” band) and Vivo-Mato Grosso do Sul (“A” band) until 2024 (renewed in 2009);

•	Telefônica-Goiás/Tocantins (“A” band) until 2023 (renewed in 2008);

•	Telefônica-Amazonas/Roraima/Amapá/Pará/Maranhão (“B” band) until 2013;

•	Telefônica-Minas Gerais* (“A” band) until 2023 (renewed in 2008);

•	For the cities in which CTBC Telecom operates in the state of Minas Gerais* (“E” band) until 2020;

*	On October 1, 2011, assets, rights and obligations of Vivo Participações relating to mobile operations in Minos Gerais were awarded to Vivo, a subsidiary of Vivo Participações.

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

In December 2007, ANATEL auctioned off nationally 15 blocks in the 1900 MHz band (“L” band). Vivo won 13 through Brasil, except in the northern region and the towns of Londrina and Tamarana in the state of Paraná. The spectrum licenses, along with the related renewal dates, are as follows:

•	Telefônica-Rio Grande do Sul (“L” band) until 2022 (renewed in 2007) including cities in the Pelotas metropolitan area;

•	Telefônica-Rio de Janeiro (“L” band) until 2020 (renewed in 2005);

•	Telefônica-Espírito Santo (“L” band) until 2023 (renewed in 2008);

•	Telefônica-Bahia (“L” band) and Vivo-Sergipe (“L” band) until 2023 (renewed in 2008);

•
Telefônica-São Paulo (“L” band) until 2023 (renewed in 2008), the cities of Ribeirão Preto, Guatapará and Bonfim Paulista (renewed in 2009) until 2024, and the cities where CTBC Telecom operates in the state of São Paulo until 2022;

•	Telefônica-Paraná (excluding the cities of Londrina and Tamarana)/Santa Catarina (“L” band) until 2013;

•	Telefônica-Federal District (“L” band) until 2021 (renewed in 2006);

•
Telefônica-Acre (“L” band), Vivo-Rondônia (“L” band), Vivo-Mato Grosso (“L” band) and Vivo-Mato Grosso do Sul (“L” band) until 2024 (renewed in 2008) and the city of Paranaíba de Mato Grosso do Sul until 2022;

•	Telefônica-Goiás/Tocantins (“L” band) until 2023 (renewed in 2008) and the cities where CTBC Telecom operates in the state of Goiás until 2022; and

•	Telefônica-Alagoas/Ceará/Paraíba/Piauí/Pernambuco/Rio Grande do Norte (“L” band) until 2022;

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

In April 2008, ANATEL auctioned off 36 blocks 2100 MHz band (3G licenses). Vivo obtained nine in the “J” band through Brasil, enabling it to provide nationwide coverage in 3G. The spectrum licenses, along with the related renewal dates, are as follows:

•	Telefônica-Rio Grande do Sul (including cities in the Pelotas metropolitan area) (“J” band) until 2023;

•	Telefônica-Rio de Janeiro (“J” band) until 2023;

•	Telefônica-Espírito Santo (“J” band) until 2023;

•	Telefônica-Bahia (“J” band) and Vivo-Sergipe (“J” band) until 2023;

•	Telefônica-São Paulo (including the cities of Ribeirão Preto, Guatapará and Bonfim Paulista and the cities where CTBC Telecom operates in the state of São Paulo) (“J” band) until 2023;

•	Telefônica-Paraná (including the cities of Londrina and Tamarana)/Santa Catarina (“J” band) until 2023;

•	Telefônica-Federal District (“J” band) until 2023;

•	Telefônica-Acre (“J” band), Vivo-Rondônia (“J” band), Vivo-Mato Grosso (“J” band) and Vivo-Mato Grosso do Sul (including the city of Paranaíba) (“J” band) until 2023;

•	Telefônica-Goiás (including the cities where CTBC Telecom operates in the state of Goiás)/Tocantins (“J” band) until 2023;

•	Telefônica-Alagoas/Ceará/Paraíba/Piauí/Pernambuco/Rio Grande do Norte (“J” band) until 2023;

•	Telefônica-Amazonas/Roraima/Amapá/Pará/Maranhão (“J” band) until 2023; and

•	Telefônica-Minas Gerais* (including the cities where CTBC Telecom operates in the state of Minas Gerais) (“J” band) until 2023

*	On October 1, 2011, assets, rights and obligations of Vivo Participações relating to mobile operations in Minos Gerais were awarded to Vivo, a subsidiary of Vivo Participações.

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

•	“M” Band (1800 MHz) in the Federal District and the states of Paraná, Santa Catarina, Rio Grande do Sul, Goiás, Tocantins, Mato Grosso do Sul, Mato Grosso, Rondônia and Acre;

•	Extension of the 1800 MHz band throughout the State of São Paulo;

•	“D” Band (1800 MHz) in the cities of Pelotas, Morro Redondo, Capão do Leão and Turuçu in the state of Rio Grande do Sul;

•	“E” Band (1800 MHz) in the states of Alagoas, Ceará, Paraíba, Piauí, Pernambuco and Rio Grande do Norte;

•	Extension of the 900 MHz band in the State of Rio de Janeiro;

•	Extension of the 900 MHz band in the State of Espírito Santo;

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

•	Telefônica Brasil (“X” Band – 2500 MHz) until 2027 (associated to SMP service);

•	Telefônica AL, CE, MG, PB, PE, PI, RN, SE (450 MHz) until 2027 (associated to STFC and SCM services);

•	Telefônica in the areas identified by the National Codes 13, 14, 15, 16, 17, 18 e 19, in the state of São Paulo (SP), until 2027 (associated to SMP and SCM services).

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

The following discussion contains a description of the material Brazilian and U.S. federal income tax consequences of the acquisition, ownership and disposition of preferred shares or ADSs by certain holders or beneficial owners, as described below. This summary is based upon the tax laws of Brazil and the United States as of the date of this annual report, which are subject to change, possibly with retroactive effect, and to differing interpretations. You should consult your own tax advisors as to the Brazilian, U.S. federal or other tax consequences of the acquisition, ownership and disposition of preferred shares or ADSs, including, in particular, the effect of any state, local or non-U.S., non-Brazilian tax laws.

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

On November 11, 2013, the Executive Branch enacted Provisional Measure No. 627 (“MP 627/13”) aiming to harmonize the federal tax legislation with the International Financial Reporting Standards (“IFRS”) adopted for Brazilian accounting purposes since 2008.  Although such provisional measure still needs to be approved by the Congress, the tax authorities could  use the language of such provisional measure and of the Normative Ruling No. 1,397 of 2013 (“IN 1,397/13”) to take the position that any profits distributed on or after January 1, 2008 by the

Company based on IFRS accounting figures in excess of profits ascertained in accordance with the Brazilian Generally Accepted Accounting Principles valid up to December 31, 2007 (“BR GAAP 2007”) should be subject to withholding tax. See “—Taxation of Gains.”

This potential risk is restricted only to dividends paid after November 12, 2013 that relate to profits generated within the period from January 1, 2008 to December 31, 2013 for companies that choose to apply the new taxation rules for periods beginning on or after January 1, 2014. Dividends that relate to profits generated on or after January 1, 2014 are not subject to this risk.  Although we have chosen to adopt the new taxation rules, we do not believe that any dividends paid are subject to this withholding tax.

Finally, it is important to emphasize there are more than 500 amendments proposed by congressmen that would modify the original text of MP 627/13, with more than 20 specifically related to income taxation on dividends.

Distributions of Interest on Shareholders’ Equity

Brazilian corporations may make payments to shareholders characterized as interest on shareholders’ equity as an alternative form of making dividend distributions. Amounts paid as interest on shareholders’ equity (net of applicable withholding tax, as described below) may be treated as payments with respect to the dividends we are obligated to distribute to our shareholders in accordance with our bylaws (estatuto social) and Brazilian Corporate Law. The rate of interest may not be higher than the federal government’s TJLP, as determined by the Central Bank from time to time (6% per annum for 2011 and first and second quarter of 2012 and 5.5% per annum for third and fourth quarter 2012). The total amount distributed as interest on shareholders’ equity may not exceed the greater of (i) 50% of net income (before taking the distribution and any deductions for income taxes into account) for the year with respect to which the payment is made and (ii) 50% of retained earnings for the year before the year with respect to which the payment is made. Payments of interest on shareholders’ equity are decided by the shareholders on the basis of recommendations of the company’s Board of Directors. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividends and Dividend Distribution Policy—Additional Payments on Shareholders’ Equity.”

On November 11, 2013, the Executive Branch enacted MP 627/13, aiming to harmonize the federal tax legislation with the IFRS adopted for Brazilian accounting purposes since 2008. Although such provisional measure still needs to be approved by the Congress, the tax authorities could  use the language of such provisional measure and of IN 1,397/13 to take the position that the net equity of the Company that serves as the basis for determining whether TJLP is exceeded should be defined based on the BR GAAP 2007 rules and not based on the net equity of the company ascertained in accordance with IFRS. The excess interest on shareholders’ equity paid would not be considered as a deductible expense.

This potential risk is restricted only to payments characterized as interest on shareholders’ equity made after November 12, 2013, that relate to profits generated within the period from January 1, 2008 to December 31, 2013 for companies that choose to apply the new taxation rules for periods beginning on or after January 1, 2014. Payments characterized as interest on shareholders’ equity that relate to profits generated on or after January 1, 2014 are not subject to this risk.  Although we have chosen to adopt the new taxation rules, we do not believe that any previous payments characterized as interest on shareholders’ equity are affected by MP627/13.

Finally, it is important to emphasize there are more than 500 amendments proposed by congressmen that would modify the original text of MP 627/13, with more than 20 specifically related to income taxation of interest on shareholders’ equity.

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

Tax on Financial Transactions (IOF Tax)

IOF, or “IOF/Exchange Tax,” is a tax on the conversion of reais into foreign currency and on the conversion of foreign currency into reais. As a general rule, the inflow of funds related to investments carried out on the Brazilian financial and capital markets by a non-Brazilian holder that has registered its investment in Brazil with the Central Bank is subject to the IOF/Exchange Tax. If the inflow is related to an investment in the stock exchange or in over-the-counter markets, IOF/Exchange will apply at the rate of 0%. Foreign exchange transactions related to outflows of funds in connection with investments carried out on the Brazilian financial and capital markets are subject to the IOF/Exchange Tax at a rate of zero, which also applies to payments of dividends and interest on shareholders’ equity. With the exception of these transactions, the rate applicable to most foreign exchange transactions is 0.38%. Other rates may apply to particular transactions and the Brazilian government may increase the rate at any time by up to 25.0% on the future foreign exchange transaction amount.

An “IOF/Bonds Tax” is due on transactions involving bonds and securities, including those carried out on a Brazilian stock exchange. The rate of the IOF/Bonds Tax applicable to the transfer of shares with the sole purpose of enabling the issuance of ADSs has been reduced to zero. The Brazilian government may increase the rate of the IOF/Bonds Tax at any time by up to 1.5% per day of the transaction amount, but only in respect of future transactions.

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

Passive Foreign Investment Company Rules

We believe that we were not a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for our 2013 taxable year. However, because PFIC status depends on the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year. If we were a PFIC for any taxable year during which a U.S. Holder held preferred shares or ADSs, gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of the preferred shares or ADSs would be allocated ratably over the U.S. Holder’s holding period for the preferred shares or ADSs. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for such taxable year, and an interest charge would be imposed on the amount allocated to such taxable year. Further, to the extent that any distribution received by a U.S. Holder on its preferred shares or ADSs exceeds 125% of the average of the annual distributions on preferred shares or ADSs received by a U.S. Holder during the preceding three years or such holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the preferred shares or ADSs. U.S. Holders should consult their tax advisers to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in those holders’ particular circumstances. If we are a PFIC for any taxable year during which a U.S. Holder owned our shares, the U.S. Holder will generally be required to file IRS Form 8621 with their annual U.S. federal income tax returns, subject to certain exceptions.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and may be subject to backup withholding unless (i) you are a U.S. corporation or other exempt recipient or (ii) in the case of backup withholding, you provide a correct taxpayer identification number and certify that you are not subject to backup withholding.

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

ITEM 11.      QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to several market risks as a result of our commercial operations, debts obtained to finance our activities and financial derivative instruments, including exchange rate risk, interest rate risk, debt acceleration risk and credit risk. To help us manage our risks, we conduct a valuation of our financial assets and liabilities in relation to market values based on available information and appropriate valuation methodologies. However, the interpretation of market information, as well as the selection of methodologies, requires considerable judgment and reasonable estimates to produce adequate realization values. As a result, our valuation estimates do not necessarily indicate the amounts, which will be realized in the current market. The use of different market approaches and/or methodologies for the estimates may have a significant effect on the estimated realization values.

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

To further assist our risk management, we conduct fair value analyses of our derivative financials instruments, as well as sensitivity analyses of our risk variables and our net exposure risk. For more details of the results of our valuation analysis, risk management strategies, and sensitivity analysis of our derivative financial instruments, please see Note 36 to our 2013 consolidated financial statements.

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

On January 28, 2013, we entered into a deposit agreement with Citibank N.A., pursuant to which Citibank N.A. became our depositary.

Citibank N.A has agreed to reimburse us for expenses related to establishment and maintenance expenses of the ADS program. The depositary has agreed to reimburse us for our continuing annual stock exchange listing fees. The depositary has also agreed to pay the standard out-of-pocket maintenance costs for the ADRs, which consist of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls. It has also agreed to reimburse us annually for certain investor relations programs or special investor relations promotional activities. In certain instances, the depositary has agreed to provide additional payments to us based on any applicable performance indicators relating to the ADR facility. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. During 2013, we received from Citibank N.A., our depositary, US$2,130,201.54, for the services described above.

PART II

ITEM 13.       DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

As of December 31, 2013, we were not in default under any of our obligations and there were no dividend arrearages or delinquencies.

ITEM 14.       MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS PROCEDURES

None.

ITEM 15.       CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, are responsible for establishing and maintaining our disclosure controls and procedures. These controls and procedures were designed to ensure that information relating to us required to be disclosed in the reports that we file under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We evaluated these disclosure controls and procedures under the supervision of our CEO and CFO as of December 31, 2013. Based on this evaluation, our CEO and CFO concluded that our disclosure controls and procedures were adequate and effective and were designed to ensure that material information relating to us and our consolidated subsidiaries are made known to them by others within those entities to allow timely decisions relating to the required disclosure.

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

Management evaluated the effectiveness of internal control over financial reporting under the supervision of our Chief Executive Officer, or CEO and Chief Financial Officer or CFO as of December 31, 2013 based on the criteria set out in the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework, or the 1992 framework and concluded that, as of December 31, 2013, our internal control over financial reporting was adequate and effective.

Our independent registered public accounting firm, Ernst Young, has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2013. The report on the audit of our internal control over financial reporting is included herewith.

Attestation Report of the Registered Public Accounting Firm

Ernst Young, the independent registered public accounting firm that has audited our consolidated financial statements, has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2013. This attestation report appears on page F-3.

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

ITEM 16.      [RESERVED]

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

Our Control and Audit Committee is comprised of a minimum of three (3) and a maximum of five (5) nonexecutive directors. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Committees—Control and Audit Committee.” Our Board of Directors has designated Luis Bastida Ibarguen, an independent member of our Board of Directors under Brazilian rules and a member of our Control and Audit Committee, as the Company’s “audit committee financial expert,” as such term is defined by the SEC. We anticipate that there will be some similar functions between the Control and Audit Committee and our statutory Fiscal Board (Conselho Fiscal), the latter of which meets the requirements of the general exemption from the listing standards for audit committees set forth in Exchange Act Rule 10A-3(c)(3). See “Item 16D. Exemptions from the Listing Standards for Audit Committees Procedures.”

ITEM 16B.   CODE OF ETHICS

Fully aware of the impact it may have on its stakeholders, Telefônica established ethical principles of conduct as a means of ensuring honesty, integrity and trust, as well as respect for the law and human rights in all its activities. These Business Principles were approved in 2006 and serve as an official code of conduct for all the Group’s operations worldwide.

The principles govern our activities and relationships, generating greater trust among our audiences and optimizing long-term value for shareholders and society as a whole. We encourage all employees to familiarize themselves with these rules and obey them, and we invest in like-minded partners and suppliers. After the integration of Telefônica and Vivo, the conduct codes of the two companies were submitted to an assessment, with a view to establishing common minimum standards applicable to the new company. The result of this work was submitted to the Business Principles Committee, comprising the Corporate Communications, Corporate Institutional Relations, Human Resources, Legal Investor Relations, President’s Secretariat and Audit areas. The Committee’s role is to make decisions related to compliance with the Business Principles and to mitigate previously mapped risks that have a direct impact on the company’s strategy and reputation.

All company employees have access to the standards governing decision making, purchase and contracting processes. Additionally, they have access to confidential channels through which they may make anonymous reports, ask questions and seek advice on questions related to the business principles.

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst Young acted as our independent auditor for the fiscal years ended December 31, 2013, December 31, 2012 and December 31, 2011. The chart below sets forth the total amount billed to us by Ernst Young for services performed in the years 2013, 2012 and 2011, and breaks down these amounts by category of service:

	2013	2012	2011
	(in thousands of reais)
Audit Fees	6,647	11,589	7,002
Audit-Related Fees	2,782	2,772	1,305
Tax Fees	–	–	58
All Other Services	–	–	–
Total	9,429	14,361	8,365

For the years ended December 31, 2013, December 31, 2012 and December 31, 2011, we paid our auditors, Ernst Young  for auditing services rendered in the total amount of R$9,429 thousand,  R$14,361 thousand and  R$8,365 thousand, respectively.

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

All Other Fees

Not applicable.

Pre-Approval Policies and Procedures

Our Control and Audit committee evaluates the results of all audit and audit-related services provided by our auditors. Our Control and Audit committee has the authority to approve services to be provided by our auditors that are not specifically included within the scope of the audit. Our Board of Directors, with advice from the Control and Audit Committee, is responsible for authorizing the audit services provided by Ernst Young, the present auditor of the company. Nonaudit services are required to be pre-approved by the Control and Audit Committee pursuant to the policy for pre-approval of nonaudit services.

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

The significant differences between our corporate governance practices and the NYSE corporate governance standards are as follows:

Independence of Directors and Independence Tests

The Brazilian Corporate Law and our bylaws require that our directors be elected by our shareholders at a general shareholders meeting. Eleven of our directors were appointed by our common shareholders, and one director was appointed by representatives of our minority preferred shareholders. Seven of our directors are independent in accordance with rules generally accepted in Brazil.

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

Executive Sessions

According to the Brazilian Corporate Law, up to one-third of the members of the Board of Directors can be elected to executive positions. The remaining non-management directors are not expressly empowered to serve as a check on management, and there is no requirement that those directors meet regularly without management. Notwithstanding, our Board of Directors consists of ten non-management directors, seven of whom are independent directors in accordance with rules generally accepted in Brazil, and as such, we believe we are in compliance with this standard.

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

ITEM 18.       FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-128.

ITEM 19.       EXHIBITS

Exhibit number	Description
1.1	Bylaws of Telefônica Brasil S.A., as amended (unofficial English translation).

2.1	Deposit Agreement dated as of January 28, 2013, among Telefônica Brasil S.A., Citibank, N.A., as Depositary, and Owners and Beneficial Owners of American Depositary Receipts issued thereunder.(1)

4.1
Contract and Justification of the Merger of Telefónica Data Brasil Holding S.A. into Telecomunicações De São Paulo S.A. – TELESP and Partial Spin-Off of Telefónica Empresas S.A. dated March 9, 2006.(2)

4.2
Certificate of Authorization to Provide Multimedia Communication Service between Agência Nacional de Telecomunicações – ANATEL and Global telecom S.A. dated March 19, 2004 (English language summary). (3)

4.3	Authorization Agreement of the Personal Mobile Service (Region II) between Agência Nacional de Telecomunicações – ANATEL and Telefonica Brasil S.A. dated January 18, 2010 (English language summary).

4.4	Authorization Agreement of the Personal Mobile Service (Region III) between Agência Nacional de Telecomunicações – ANATEL and Telefonica Brasil S.A. dated January 18, 2010 (English language summary).

4.5
Authorization Agreement to Provide Commuted Fixed Telephone Service in Local Modality (Regions I and II) between Agência Nacional De Telecomunicações and Telefonica Brasil S.A. dated September 5, 2011 (English language summary).

4.6
Certificate of Authorization to Provide Commuted Fixed Telephone Service in National Long-Distance Modality (Regions I and II) between Agência Nacional de Telecomunicações – ANATEL and Telefonica Brasil S.A. dated September 5, 2011 (English language summary).

4.7
Certificate of Authorization to Provide Commuted Fixed Telephone Service in International Long-Distance Modality (Regions I and II) between Agência Nacional de Telecomunicações – ANATEL and Telefonica Brasil S.A. dated September 5, 2011 (English language summary).

4.8	Authorization Agreement of the Personal Mobile Service (Region I) between Agência Nacional de Telecomunicações – ANATEL and Telefonica Brasil S.A. dated February 7, 2012 (English language summary).

4.9
Authorization Agreement for Spectrum Blocks Associated with Personal Mobile Service (Region III) between Agência Nacional de Telecomunicações – ANATEL and Telefonica Brasil S.A. dated October 16, 2012 (English language summary).

Exhibit number	Description
4.10
Authorization Agreement for Spectrum Blocks Associated with Personal Mobile Service (Region II) between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A. dated October 16, 2012 (English language summary).

4.11
Authorization Agreement for Spectrum Blocks Associated with Personal Mobile Service (Region III) between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A. dated October 16, 2012 (English language summary).

4.12
Authorization Agreement for Spectrum Blocks Associated with Personal Mobile Service and Multimedia Communication (Areas identified by the National Codes 13, 14, 15, 16, 17, 18 and 19, in the state of São Paulo) between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A. dated October 16, 2012 (English language summary).

4.13
Authorization Agreement for Spectrum Blocks Associated with Personal Mobile Service and Multimedia Communication (States of Alagoas, Ceará, Minas Gerais, Paraíba, Pernambuco, Piauí, Rio Grande do Norte and Sergipe) between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A. dated October 16, 2012 (English language summary).

4.14	Authorization Agreement for Conditional Access Service in the Brazilian territory between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A.

4.15	Authorization Agreement for Conditional Access Service in the Brazilian territory between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A.

4.16	Authorization Agreement for Conditional Access Service in the Brazilian territory between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A.

4.17	Authorization Agreement for Conditional Access Service in the Brazilian territory between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A.

4.18	Authorization Agreement for Conditional Access Service in the Brazilian territory between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A.

4.19	Authorization Agreement for Conditional Access Service in the Brazilian territory between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A.

8.1	List of Subsidiaries

11.1	Code of Ethics of Telefônica Brasil S.A.(4)

12.1	Section 302 Certification of the Chief Executive Officer.

12.2	Section 302 Certification of the Chief Financial Officer.

13.1	Section 906 Certification of the Chief Executive Officer.

13.2	Section 906 Certification of the Chief Financial Officer.

(1)	Incorporated by reference to our Registration Statement of American Depositary Receipt shares on Form F-6 (No. 333-185518) filed with the Commission on December 17, 2012.

(2)	Incorporated by reference to our form CB filed with the Commission on March 14, 2006.

(3)	Incorporated by reference to our annual report on Form 20-F (No. 001-14475) filed with the Commission on March 20, 2013.

(4)	Incorporated by reference to our annual report on Form 20-F (No. 001-14475) filed with the Commission on April 16, 2007.

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

TELEFÔNICA BRASIL S.A.

By:	/s/ Antonio Carlos Valente da Silva
	Name:	Antonio Carlos Valente da Silva
	Title:	Chief Executive Officer

By:	/s/ Paulo Cesar Pereira Teixeira
	Name:	Paulo Cesar Pereira Teixeira
	Title:	General and Executive Officer

By:	/s/ Alberto Manuel Horcajo Aguirre
	Name:	Alberto Manuel Horcajo Aguirre
	Title:	Chief Financial Officer

Date: March 19, 2014

Telefônica Brasil S.A.

Consolidated Financial statements

As of and for the years ended December 31, 2013, 2012 and 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Telefônica Brasil S.A.

We have audited the accompanying consolidated balance sheets of Telefônica Brasil S.A. and subsidiary as of December 31, 2013 and 2012 and January 1, 2012, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Telefônica Brasil S.A. and subsidiary as of December 31, 2013 and 2012 and January 1, 2012, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with International Financial Reporting Standards (IFRS) as issued by International Accounting Standards Board.

As discussed in Note 2.1 to the consolidated financial statements, the Company adopted IFRS 11 Joint Arrangements effective January 1, 2013, which has been retrospectively applied from January 1, 2012.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States). Telefônica Brasil S.A. and subsidiary’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 Framework) and our report dated February 25, 2014 expressed an unqualified opinion thereon.

São Paulo, February 25, 2014

ERNST & YOUNG
Auditores Independentes S.S.

/s/ Alexandre Hoeppers
Partner

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Telefônica Brasil S.A.

We have audited Telefônica Brasil S.A. and subsidiary’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 Framework) (the COSO criteria). Telefônica Brasil S.A. and subsidiary’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s annual report on internal control over financial reporting. Our responsibility is to express an opinion on the Telefônica Brasil S.A. and subsidiary’s internal control over financial reporting based on our audit.

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

In our opinion, Telefônica Brasil S.A. and subsidiary maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Telefônica Brasil S.A. and subsidiary as of December 31, 2013 and 2012 and January 1, 2012, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2013 and our report dated February 25, 2014 expressed an unqualified opinion thereon.

São Paulo, February 25, 2014

ERNST & YOUNG
Auditores Independentes S.S.

/s/ Alexandre Hoeppers
Partner

Telefônica Brasil S.A.

Consolidated Balance sheets
December 31, 2013 and 2012
(In thousands of reais)

		Consolidated
ASSETS	Note	12.31.13	12.31.12 - Restated	1.1.12 - Restated

CURRENT ASSETS		15,936,633	16,209,181	11,759,744
Cash and cash equivalents	5	6,543,936	7,133,485	2,889,543
Trade accounts receivable, net	6	5,802,859	5,546,938	5,128,142
Inventories	7	505,615	387,809	471,721
Taxes recoverable	8.1	2,191,962	2,052,421	2,495,065
Judicial deposits and garnishments	9	204,165	126,625	116,421
Derivative transactions	36	89,499	41,109	1,840
Prepaid expenses	10	257,286	248,337	255,056
Dividend and interest on equity	19	1,140	1,140	772
Other assets	11	340,171	671,317	401,184

NONCURRENT ASSETS		53,604,442	54,041,911	53,728,817
Short-term investments pledged as collateral	5	106,455	109,708	124,668
Trade accounts receivable, net	6	257,086	93,378	84,855
Taxes recoverable	8.1	368,388	738,965	1,014,959
Deferred taxes	8.2	210,294	1,027,888	1,427,499
Judicial deposits and garnishments	9	4,148,355	3,909,268	3,374,490
Derivative transactions	36	329,652	286,278	225,935
Prepaid expenses	10	25,364	31,396	32,138
Other assets	11	127,793	92,308	96,049
Investments	12	86,349	142,881	152,256
Property, plant and equipment, net	13	18,441,647	17,604,144	17,146,521
Intangible assets, net	14	29,503,059	30,005,697	30,049,447

TOTAL ASSETS		69,541,075	70,251,092	65,488,561

The accompanying notes are an integral part of these Consolidated Financial Statements.

LIABILITIES AND EQUITY	Note	12.31.13	12.31.12 - Restated	1.1.12 - Restated
CURRENT LIABILITIES		13,768,244	13,536,792	12,740,699
Personnel, social charges and benefits	15	431,403	416,252	495,527
Trade accounts payable	16	6,914,009	5,889,068	6,038,149
Taxes, charges and contributions	17	1,315,164	1,781,250	1,691,737
Loans, financing and lease	18.1	1,236,784	1,270,122	1,000,082
Debentures	18.2	286,929	702,215	468,624
Dividend and interest on equity	19	1,187,556	467,831	972,986
Provisions	20	561,403	496,790	416,313
Derivative transactions	36	44,463	29,586	51,162
Deferred revenue	21	817,551	734,573	761,268
Payable from reverse split of fractional shares		389,220	389,510	389,953
Authorization license		95,768	994,977	-
Other liabilities	22	487,994	364,618	454,898

NONCURRENT LIABILITIES		12,878,389	12,033,180	9,417,077
Personnel, social charges and benefits	15	18,698	13,224	15,160
Taxes, charges and contributions	17	75,074	488,749	433,071
Deferred taxes	8.2	722,634	1,216,651	788,954
Loans, financing and lease	18.1	3,215,156	3,774,461	3,968,513
Debentures	18.2	4,014,686	2,253,690	787,807
Provisions	20	4,062,410	3,453,637	2,838,028
Derivative transactions	36	24,807	26,545	78,369
Deferred revenue	21	253,661	303,362	156,266
Liabilities for post-retirement benefit plans	35	370,351	392,269	308,893
Other liabilities	22	120,912	110,592	42,016

TOTAL EQUITY		42,894,442	44,681,120	43,330,785

EQUITY		42,894,442	44,681,120	43,330,785
Capital	23	37,798,110	37,798,110	37,798,110
Capital reserves	23	2,686,897	2,686,897	2,719,665
Income reserves	23	1,287,496	1,100,000	877,322
Bonus on acquisition of interest from non-controlling shareholders	23	(70,448)	(70,448)	(29,929)
Other comprehensive income	23	16,849	17,792	7,520
Additional dividend proposed	23	1,175,538	3,148,769	1,953,029
Non-controlling interest		-	-	5,068

TOTAL LIABILITIES AND EQUITY		69,541,075	70,251,092	65,488,561

The accompanying notes are an integral part of these Consolidated Financial Statements.

Telefônica Brasil S.A.

Consolidated Income Statements
For the years ended December 31, 2013, 2012 and 2011
(In thousands of reais, except earnings per share data)

	Note	2013	2012- Restated	2011- Restated
Net operating revenue	24	34,721,897	33,919,656	29,116,644
Cost of sales	25	(17,542,167)	(16,557,444)	(15,035,163)
Gross profit		17,179,730	17,362,212	14,081,481
Operating income (expenses)		(12,302,606)	(10,150,704)	(8,285,386)
Selling expenses	26	(9,686,170)	(8,693,696)	(6,948,211)
General and administrative expenses	27	(2,177,891)	(2,145,308)	(1,782,971)
Equity pickup	12	(55,150)	588	4,305
Other operating income (expenses), net	28	(383,395)	687,712	441,491

Operating income before financial income (expenses)		4,877,124	7,211,508	5,796,095
Financial income	29	1,748,277	1,281,105	1,102,056
Financial expense	29	(1,963,037)	(1,572,369)	(1,243,051)

Income before taxes		4,662,364	6,920,244	5,655,100
Income and social contribution taxes	30	(946,419)	(2,468,063)	(1,292,901)
Net income for the year		3,715,945	4,452,181	4,362,199

Attributed to:
Noncontrolling interests		-	(1,392)	6,881
Controlling interest		3,715,945	4,453,573	4,355,318

Basic and diluted earnings per common share		3.10	3.72	4.40
Basic and diluted earnings per preferred share		3.41	4.09	4.84

The accompanying notes are an integral part of these Consolidated Financial Statements.

Telefônica Brasil S.A.

Consolidated Statements of comprehensive income
For the years ended December 31, 2013, 2012 and 2011
(In thousands of reais)

	2013	2012 - Restated	2011 - Restated
Net income for the year	3,715,945	4,452,181	4,362,199
Unrealized losses on investments available for sale	(13,466)	(5,536)	(5,170)
Taxes	4,578	1,882	1,758
	(8,888)	(3,654)	(3,412)
Cumulative translation adjustments - operations in foreign currency	11,525	5,731	4,520
Other comprehensive income to be reclassified to gains (losses) for subsequent periods	2,637	2,077	1,108
Actuarial gains (losses) and limitation effect of the assets of surplus plans	21,612	(69,782)	(65,176)
Taxes	(7,348)	23,726	22,179
	14,264	(46,056)	(42,997)
Gains (losses) - derivative transactions	(5,424)	12,416	3,022
Taxes	1,844	(4,221)	(1,027)
	(3,580)	8,195	1,995

Other comprehensive income not to be reclassified to gains (losses) for subsequent periods	10,684	(37,861)	(41,002)

Comprehensive income for the year	3,729,266	4,416,397	4,322,305

Attributable to:
Noncontrolling interests	-	(1,392)	6,881
Controlling interest	3,729,266	4,417,789	4,315,424

The accompanying notes are an integral part of these Consolidated Financial Statements.

Telefônica Brasil S.A.

Consolidated Statements of changes in shareholders´ equity
For the years ended December 31, 2013, 2012 and 2011
(In thousands of reais)

	Capital	Premium on acquisition of non-controlling interest	Special Goodwill reserve	Capital reserves	Treasury stock	Legal Reserve	Tax Incentive Reserve	Retained Earnings	Additional proposed dividend	Others comprehensive income	Company’s equity	Non-controlling interest	Total equity

Balances at December 31, 2010	6,575,480	-	63,074	2,688,207	(17,719)	659,556		-	1,694,099	4,417	11,667,114	-	11,667,114
							-	-
Proposed additional dividend for 2010	-		-	-	-	-	-	-	(1,694,099)	-	(1,694,099)	-	(1,694,099)
Expired dividends and interest on equity	-	-	-	-	-	-	-	107,874	-	-	107,874	-	107,874
Capital increase due to merger of Vivo Part. Shares	31,222,630	-	-	47,723	-	-	-	-	-	-	31,270,353	-	31,270,353
Withdrawal rights to shareholders due to the Vivo merger	-	-	-	-	(3)	-	-	-	-	-	(3)	-	(3)
Repurchase of shares	-		-	-	(61,617)	-	-	-	-	-	(61,617)	-	(61,617)
Non-controlling interest	-	(29,929)	-	-	-	-	-	-	-	-	(29,929)	(1,813)	(31,742)
Other comprehensive income	-	-	-	-	-	-	-	(42,997)	-	3,103	(39,894)	-	(39,894)
Net income for the period	-	-	-	-	-	-	-	4,355,318	-	-	4,355,318	6,881	4,362,199
Profit sharing:
Legal reserve	-	-	-	-	-	217,766	-	(217,766)	-	-	-	-	-
Dividends	-	-	-	-	-	-	-	(382,400)	-	-	(382,400)	-	(382,400)
Interest on equity	-	-	-	-	-	-	-	(1,867,000)	-	-	(1,867,000)	-	(1,867,000)
Proposed additional dividend	-	-	-	-	-	-	-	(1,953,029)	1,953,029	-	-	-	-
							-
Balances at December 31, 2011	37,798,110	(29,929)	63,074	2,735,930	(79,339)	877,322	-	-	1,953,029	7,520	43,325,717	5,068	43,330,785

Additional dividend proposed for 2011	-	-	-	-	-	-	-	-	(1,953,029)	-	(1,953,029)	-	(1,953,029)
Unclaimed dividends and interest on equity	-		-	-	-	-	-	89,692	-	-	89,692	-	89,692
Other changes		-	-		-	-	-	(3,240)	-	-	(3,240)	(23)	(3,263)
Repurchase of shares	-	-	-	-	(32,768)	-	-	-	-	-	(32,768)	-	(32,768)
Noncontrolling interests	-	(40,519)	-	-		-	-	-	-	-	(40,519)	(3,653)	(44,172)
Other comprehensive income	-		-		-	-	-	(46,056)	-	10,272	(35,784)	-	(35,784)
Net income for the year	-	-	-	-	-	-	-	4,453,573	-	-	4,453,573	(1,392)	4,452,181
Allocation of income:
Legal reserve	-	-	-	-	-	222,678	-	(222,678)	-	-	-	-	-
Interim dividend	-	-	-	-	-	-	-	(1,122,522)	-	-	(1,122,522)	-	(1,122,522)
Additional dividend proposed	-	-	-	-	-	-	-	(3,148,769)	3,148,769	-	-	-	-

Balances at December 31, 2012	37,798,110	(70,448)	63,074	2,735,930	(112,107)	1,100,000	-	-	3,148,769	17,792	44,681,120	-	44,681,120

Proposed additional dividend for 2012	-	-	-	-	-	-	-	-	(3,148,769)	-	(3,148,769)	-	(3,148,769)
Unclaimed dividend and interest on equity	-	-	-	-	-	-	-	116,825	-	-	116,825	-	116,825
DIPJ adjustment - Tax incentives	-	-	-	-	-	-	1,699	(1,699)	-	-	-	-	-
Other comprehensive income	-	-	-	-	-	-	-	14,264	-	(943)	13,321	-	13,321
Net income for the year	-	-	-	-	-	-	-	3,715,945	-	-	3,715,945		3,715,945

Allocation of income:
Legal reserve	-	-	-	-	-	185,797	-	(185,797)	-		-	-	-
Interim interest on equity	-	-	-	-	-	-	-	(1,738,000)	-	-	(1,738,000)	-	(1,738,000)
Interim dividend	-	-	-	-	-	-	-	(746,000)	-	-	(746,000)	-	(746,000)
Additional dividend proposed	-	-	-	-	-	-	-	(1,175,538)	1,175,538	-	-	-	-

Balances at December 31, 2013	37,798,110	(70,448)	63,074	2,735,930	(112,107)	1,285,797	1,699	-	1,175,538	16,849	42,894,442	-	42,894,442
Outstanding shares (in thousands)											1,123,269
VPA - Net book value of Company's shares											38.19

The accompanying notes are an integral part of these Consolidated Financial Statements.

Telefônica Brasil S.A.

Consolidated Statements of cash flows
For the years ended December 31, 2013, 2012 and 2011
(In thousands of reais)

	2013	2012 - Restated	2011 - Restated
Cash generated by operating activities
Income before taxes	4,662,364	6,920,244	5,655,100

Items not affecting cash
Expenses (revenues) not representing changes in cash	8,440,826	6,147,922	5,677,524
Depreciation and amortization	5,643,310	5,491,776	4,584,596
Foreign exchange (gains) losses on loans	98,105	(1,254)	89,549
Monetary (gains) losses	142,289	51,860	(30,323)
Equity pickup	55,150	(588)	(4,305)
Losses on write-off/sale of goods	(122,598)	(1,049,014)	(482,109)
Provision for impairment - accounts receivable	741,274	654,273	506,581
Provision (reversal) of trade accounts payable	579,225	(73,645)	365,415
Provision (Write-offs and reversals of) for impairment – inventories	(5,901)	791	(8,966)
Pension plans and other post-employment benefits	26,986	(3,244)	(1,163)
Provisions for tax, labor, civil and regulatory contingencies	660,771	514,840	255,420
Interest expense	596,292	560,885	416,426
Provision for (Reversal of) divestiture	19,437	(7,854)	(33,138)
Provisions for customer loyalty program	8,915	14,026	9,861
Others	(2,429)	(4,930)	9,680

(Increase) decrease in operating assets:	(1,673,802)	(239,769)	(490,360)
Trade accounts receivable	(1,160,903)	(1,069,335)	(933,551)
Inventories	(111,905)	83,122	(47,355)
Taxes recoverable	(399,105)	589,745	-
Other current assets	37,703	116,129	591,102
Other noncurrent assets	(39,592)	40,570	(100,556)

Increase (decrease) in operating liabilities:	(1,853,108)	(2,774,400)	(2,714,149)
Personnel, social charges and benefits	20,625	(79,275)	(56,910)
Trade accounts payable	(490,538)	(614,237)	(277,632)
Taxes, charges and contributions	487,854	134,595	132,569
Interest paid	(625,624)	(447,712)	(496,103)
Income and social contribution taxes paid	(868,395)	(1,480,205)	(1,398,239)
Other current liabilities	(341,427)	(219,415)	(520,179)
Other noncurrent liabilities	(35,603)	(68,151)	(97,655)

Total cash generated by operating activities	9,576,280	10,053,997	8,128,115

Telefônica Brasil S.A.

Consolidated Statements of cash flows (Continued)
For the years ended December 31, 2013, 2012 and 2011
(In thousands of reais)

	2013	2012 - Restated	2011 - Restated

Cash generated by (used in) investing activities

Future capital contribution in subsidiaries	-	-	-
Additions to PP&E and intangible assets (net of donations)	(5,837,172)	(4,546,663)	(4,653,565)
Cash received from sale of PP&E items	436,386	1,136,633	610,823
Cash received from divestitures	-	7,551	-
Redemption of (investments in) investments in guarantee	22,485	-	-
Redemption of (increase in) judicial deposits	(168,075)	(326,577)	-
Dividend and interest on equity received	2,577	8,217	21,640
Cash and cash equivalents from consolidation of Companies	-	-	31,095
Cash and cash equivalents through business combination	-	-	1,982,898
Total cash generated by (used in) investing activities	(5,543,799)	(3,720,839)	(2,007,109)

Cash used in (generated by) financing activities

Payment of loans, financing and debentures	(2,336,023)	(1,288,691)	(1,426,334)
Loans and debentures raised	2,229,134	2,815,825	2,123,727
Payment net of derivative agreements	20,667	(45,413)	56,765
Payment for reverse split of shares	(289)	-	-
Dividend and interest on equity paid	(4,535,519)	(3,493,997)	(5,387,601)
Acquisition of noncontrolling interest	-	(44,172)	(33,850)
Repurchase of treasury stock	-	(32,768)	(61,620)
Total cash used in (generated by) financing activities	(4,622,030)	(2,089,216)	(4,728,913)

Increase (decrease) in cash and cash equivalents	(589,549)	4,243,942	1,392,093

Cash and cash equivalents at beginning of year	7,133,485	2,889,543	1,497,450
Cash and cash equivalents at end of year	6,543,936	7,133,485	2,889,543

Changes in cash and cash equivalents for the year	(589,549)	4,243,942	1,392,093

The accompanying notes are an integral part of these Consolidated Financial Statements.

Notes to the Consolidated Financial Statements
December 31, 2013, 2012 and 2011
(In thousands of reais)

1.	Operations and background

a)	Background information

Telefônica Brasil S.A. (Company or Telefônica Brasil) is a publicly-traded corporation operating in telecommunication services and in the performance of activities that are necessary or useful in the rendering of such services in conformity with the concessions, authorizations and permits it has been or shall be granted. The Company, headquartered at Avenida Engenheiro Luiz Carlos Berrini, nº 1376, in the city of São Paulo, State of São Paulo, Brazil, is a member of Telefonica Group (Group), the telecommunications industry leader in Spain, also being present in several European and Latin American countries. At December 31, 2013 and 2012, Telefónica S.A., holding company of the Group, held a total of 73.81% direct and indirect interest in the Company, excluding treasury stock, including 91.76% common shares and 64.60% preferred shares.

b)	Corporate restructuring

In order to streamline the Company’s organizational structure, to rationalize the services provided by its subsidiaries and to concentrate service provision into two operating entities, namely the Company and its wholly-owned subsidiary (Telefônica Data S.A., TData or subsidiary), on March 15, 2012, the Company filed with the Brazilian National Telecommunications Agency (ANATEL) a request for previous approval of corporate restructuring, which became legally feasible due to legislation changes applicable to Fixed Switched Telephone Service (STFC) operators through Law No. 12,485.

This corporate restructuring process was approved by ANATEL under Act No. 3,043, of May 27, 2013, as published in the Federal Official Gazette (DOU) of May 29, 2013, subject to the conditions thereunder.

The Board of Directors’ meeting of June 11, 2013 approved the terms and conditions of the corporate restructuring process involving the Company’s wholly-owned subsidiaries and subsidiaries.

The corporate restructuring included spin-offs and mergers of subsidiaries and of companies directly or indirectly controlled by the Company, so that the economic activities other than telecommunications services, including the provision of Value Added Services as defined in article 61 of the General Telecommunications Law (LGT) (with such activities being jointly and generally referred to as SVAs), provided by the various wholly-owned subsidiaries/subsidiaries were concentrated in TData and the telecommunication services were consolidated by the Company.

All of the spin-offs or split-ups, as the case may be, and the merger of the net assets of the companies involved in the restructuring process took place on the same date and had the same base date (April 30, 2013), as follows: the Company merged (i) the net assets of TData, arising from its spin-off, corresponding to the activities related to the provision of service of Multimedia Communication Service (SCM); (ii) the net assets of Vivo S.A. (Vivo), arising from its split-up, corresponding to the use of Personal Communication Services (SMP), Multimedia Communication Services (SCM) and STFC in local, domestic and international long distance calls in regions I and II of the General Service Concession Plan (PGO); (iii) the net assets of ATelecom S.A. (ATelecom), arising from its split-up, corresponding to the activities related to the provision of Conditional Access Audiovisual Services (SEAC) (through DTH technology) and SCM; and (iv) Telefônica Sistema de Televisão S.A. (TST), which concentrated the activities related to the provision of SEAC and SCM services before its merger into the Company.

The organization chart before the corporate restructuring is summarized as follows:

Please find below a brief description of spin-offs and mergers of companies involved in the Company’s corporate restructuring process.

Merger of Lemontree Participações S.A. (Lemontree), GTR-T Participações e Empreendimentos S.A. (GTR-T), Ajato Telecomunicações Ltda (Ajato), Comercial Cabo TV São Paulo S.A. (CaTV) and TVA Sul Paraná S.A. (TVA) pela TST: Immediately before the merger of TST into the Company, yet on the same date, TST merged its subsidiary Ajato and the Company's wholly-owned subsidiaries Lemontree and GTR-T as well as their related subsidiaries Sul Paraná and CaTV. These entities were valued under the provisions of article 227 of Law No. 6404/76, based on their respective book values as at April 30, 2013, as ratified by the general meeting held by TST. Merger thereof resulted in a R$102,512 increase in TST capital, under the terms of the Merger Protocol of these entities and of TST. After the merger  into TST of Lemontree, GTR-T, Ajato, CaTV and Sul Paraná ceased to exist. Except for the Company and TST, aforementioned companies were wholly-owned by T Brasil; therefore, the merger of these companies did not result in any refund to or protection of noncontrolling shareholders of the companies involved.

Merger of TST into the Company: TST was valued under the provisions of article 227 of Law No. 6,404/76, based on its respective book value as at April 30, 2013. Considering the merger of Lemontree, GTR-T, Ajato, CaTV and Sul Paraná into TST immediately before the merger of TST into the Company, the total amount of TST net assets (corresponding to the sum of net assets of TST and of the companies merged into it) merged by the Company totaled R$226,106.

Merger of TData net assets: The net assets of TData related to SCM services were spun off and merged into T Brasil, in order to concentrate in its equity the net assets related to SVAs. The amount of TData net assets merged by the Company was valued under the terms of article 227 of Law No. 6,404/76, based on its respective book value at April 30, 2013, as ratified by the Company’s general meeting. TData spun-off net assets totaled R$34,724.

Merger of Vivo net assets: Vivo was split up in order to segregate the operation of SMP, SCM and STFC activities in local, domestic and international long distance calls in regions I and II of PGO, with the related net assets being merged by the Company. Value-added services (SVAs) and other non-telecommunication services were merged into TData and Vivo ceased to exist. The amount of Vivo net assets merged by the

Company was valued under the terms of article 227 of Law No. 6,404/76, based on its respective book value at April 30, 2013, as ratified by the Company’s general meeting. These net assets totaled R$10,228,352.

Merger of ATelecom net assets: ATelecom was split up in order to segregate the net assets related to value-added services provided by ATelecom, which were merged into TData. The net assets of ATelecom’s remaining activities were merged into the Company and ATelecom ceased to exist. The amount of ATelecom net assets merged by the Company was valued under the terms of article 227 of Law No. 6,404/76, based on its respective book value at April 30, 2013, as ratified by the Company’s general meeting. These net assets totaled R$348,624.

The merger of companies and net assets previously described did not result in any capital increase or issue of new Company shares; accordingly, the corporate restructuring did not result in any changes in interests currently held by Company shareholders.

There is no question of replacing shares of noncontrolling shareholders of the spun-off companies with shares of the merging company, since the Company was, upon the merger of net assets and/or companies, as the case may be, the sole shareholder of the companies spun off/ merged. Accordingly, an equity valuation report at market price was not prepared for calculating the noncontrolling share replacement ratio as defined in article 264 of Law No. 6,404/76 and item VI, paragraph 1, article 2 of CVM Ruling No. 319/99, based on recent understandings expressed by the Brazilian Securities and Exchange Commission (CVM) regarding consultations in connection with similar restructuring processes and based on CVM Rule No. 559, of November 18, 2008.

The merger of entities and spun-off amounts previously described did not interrupt the operations and telecommunication services provided to their customers, and such services were entirely succeeded by the Company.

Company General Shareholders’ Meeting held on July 1, 2013 approved aforementioned corporate restructuring and the organization chart is now as follows:

The restructuring has been accounted for as a reorganization of entities under common control without any substantive change to the equity value of the Company, since all of the entities involved were wholly-owned immediately before and immediately after the restructuring. Accordingly, the restructuring was recorded at the book values of the entities involved. However, as a result of the restructuring, the Company recognized a tax benefit and corresponding deferred tax asset for R$ 319,996, relating to certain tax attributes that were not expected to be realized by certain of the entities prior to the restructuring.

c)	Operations

The Company is primarily engaged in the rendering of land-line telephone and data services in the state of São Paulo, under Fixed Switched Telephone Service Concession Arrangement (STFC) and Multimedia Communication Service (SCM) authorizations, respectively. Also, the Company is authorized to render STFC services in Regions I and II of the General Service Concession Plan (PGO/2008) and other telecommunications services, such as SCM (data communication, including broadband internet), SMP (Personal Communication Services) and SEAC (Conditional Access Audiovisual Services) (especially by means of DTH and cable technologies).

Service concessions and authorizations are granted by Brazil's Telecommunications Regulatory Agency (ANATEL), under the terms of Law No. 9,472, of July 16, 1997 – General Telecommunications Law (“Lei Geral das Telecomunicações” - LGT), amended by Laws No. 9,986, of July 18, 2000 and No. 12,485, of September 12, 2011. Operation of such concessions and authorizations is subject to supplementary regulations and plans issued.

c.1) STFC service concession arrangement

The Company is the grantee on  STFC concession to render land-line services in the local network and national long distance calls originated in sector 31 of region III, which comprises the state of São Paulo (except for cities within sector 33), as established in the General Service Concession Plan (PGO/2008).

The Company’s current STFC service concession arrangement is effective until December 31, 2025, and may be subject to reviews on December 31, 2015 and December 31, 2020.

In accordance with the service concession arrangement, every two years, during the arrangement’s 20-year term, the Company shall pay a fee equivalent to 2% (two percent) of its prior-year STFC revenue, net of applicable taxes and social contributions.

c.2) Authorizations and frequencies related to mobile telephone services

Frequency authorizations granted by ANATEL for mobile telephone services may be renewed only once, over a 15-year period, through payment, every two years after the first renewal, of fees equivalent to 2% (two percent) of the Company’s prior-year revenue, net of taxes and social contributions, related to the application of the Basic and Alternative Plans of Service.

In August 2013, the Company and ANATEL executed the authorization terms for the nonexclusive use of radiofrequency blocks, on a primary basis, as a result of the realignment of the “L” band in sub-bands from 1,975 MHz to 1,980 MHz for the mobile station transmission and from 2,165 MHz to 2,170 MHz for nodal station transmission.

These authorizations were issued for the remaining terms established under item 1.9 of Public Notice No. 002/2007/SPV-Anatel, of October 23, 2007, for valuable consideration, associated to the authorization for the rendering of SMP services, amendment No. 01 to authorization No. 078/2012/PVCP/SPV-Anatel of August 14, 2013, published in the Federal Official Gazette of August 16, 2013, effective until April 29, 2023, and may be extended only once, over a 15-year period. Effectiveness of these authorizations is subject to the compliance with the requirements defined in the agreements.

The Company paid R$451,121 for the aforementioned authorizations, which were recorded as licenses under intangible assets (Note 14) and will be amortized over the remaining periods of the licenses.

Of the lots offered in the sale auctions of national 2.5 GHz bandwidths, linked to the 450 MHz bandwidth, conducted by ANATEL on June 12 and 13, 2012, Vivo (merged into the Company on July 1, 2013) was the winning bidder of lot 3, in accordance with public notice No. 004/2012/PVCP/SPV-Anatel for the sale of 4G broadband. The price offered for lot 3 was R$1,050,000.

On October 11, 2012, through Act No. 5,907, ANATEL’s Board decided to approve the nonexclusive use of radiofrequency blocks, on a primary basis, in sub-bands 2550 through 2570 MHz / 2670 through 2690 MHz, in connection with the authorizations to operate the Personal Communications Service (SMP) granted to Vivo (merged into the Company on July 1, 2013), as well as of other radiofrequencies in the 2.5 GHz band by the respective winning bidders of the lots mentioned in the bid. The authorization terms of the above-mentioned radiofrequency bands were executed on October 16, 2012 and published in the Federal Official Gazette (DOU) on October 18, 2012.

Accordingly, upon the actual awarding of such lot, Vivo (merged into the Company on July 1, 2013) increased its service provision capacity powered by 4G technology nationwide and has since then operated in the 2.5GHz bandwidth, with 20+20 MHz band. In addition to the 2.5GHz bandwidth, the acquired lot includes a 450 MHz bandwidth for rural areas in the Brazilian states of Alagoas, Ceará, Minas Gerais, Paraíba, Pernambuco, Piauí, Rio Grande do Norte, São Paulo and Sergipe.

In the fourth quarter of 2012, the total amount of R$1,050,000 was adjusted in accordance with the remaining life of licenses and recorded as licenses in intangible assets (Note 14).

The Company operates SMP services, in accordance with the authorizations given as follows:

Operation Area	License Expiration
	450 MHz	800 MHz	900 MHz	1800 MHz	1900 MHz (2)	2100 MHz (3)	2.5 GHz
Region 1
Rio de Janeiro	-	Bandwidth A – 11/29/20	Extension 1 - 04/30/23	Extensions 9 and 10 - 04/30/23	Bandwidth L - 04/30/23	Bandwidth J - 04/30/23	Bandwidth X - 10/18/27
Espirito Santo	-	Bandwidth A - 11/30/23	Extension 1 - 04/30/23	Extensions 9 and 10 - 04/30/23	Bandwidth L - 04/30/23	Bandwidth J - 04/30/23	Bandwidth X - 10/18/27
Amazonas, Roraima , Amapá, Pará, and Maranhão	-	Bandwidth B - 11/29/28	Extension 2 - 04/30/23	Extensions 7, 9 and 10 - 04/30/23	-	Bandwidth J - 04/30/23	Bandwidth X - 10/18/27
Minas Gerais (except Triángulo Mineiro)	10/18/27	Bandwidth A - 04/29/23	Extension 2 - 04/30/23	Extensions 11 to 14 - 04/30/23	Bandwidth L - 04/30/23	Bandwidth J - 04/30/23	Bandwidth X - 10/18/27
Minas Gerais (Triángulo Mineiro)	10/18/27	-	Bandwidth E - 04/28/20	Bandwidth E - 04/28/20	Bandwidth L - 04/30/23	Bandwidth J - 04/30/23	Bandwidth X - 10/18/27
Bahia	-	Bandwidth A - 06/29/23	Extension 1 - 04/30/23	Extensions 9 and 10 - 04/30/23	Bandwidth L - 04/30/23	Bandwidth J - 04/30/23	Bandwidth X - 10/18/27
Sergipe	10/18/27	Bandwidth A - 12/15/23	Extension 1 - 04/30/23	Extensions 9 and 10 - 04/30/23	Bandwidth L - 04/30/23	Bandwidth J - 04/30/23	Bandwidth X - 10/18/27
Alagoas, Ceará, Pariba, Pernambuco, Piaui and Rio Grande do Norte	10/18/27	-	-	Bandwidth E - 04/30/23 Extensions 9 and 10 - 04/30/23	Bandwidth L - 12/07/22	Bandwidth J - 04/30/23	Bandwidth X - 10/18/27
Region 2
Paraná (except for Sector 20) and Santa Catarina	-	Bandwidth B - 04/08/28	Extension 1 - 04/30/23	Bandwidth M - 04/30/23	Bandwidth L - 04/30/23	Bandwidth J - 04/30/23	Bandwidth X - 10/18/27
Paraná Sector 20 - Londrina and Tamarana (5)	-	Bandwidth B - 04/08/28	-	Bandwidth M - 04/30/23 Extensions 10 - 04/30/23	-	Bandwidth J - 04/30/23	Bandwidth X - 10/18/27
Rio Grande do Sul (except for Sector 30)	-	Bandwidth A - 12/17/22	Extension 1 - 04/30/23	Bandwidth M - 04/30/23	Bandwidth L - 04/30/23	Bandwidth J - 04/30/23	Bandwidth X - 10/18/27
Rio Grande do Sul - Sector 30 (Pelotas, Morro Redondo, Capão do Leão and Turuçu)	-	-	-	Bandwidths D and M - 04/30/23	Bandwidth L - 12/07/22	Bandwidth J - 04/30/23	Bandwidth X - 10/18/27
Federal District	-	Bandwidth A - 07/24/21	Extension 1 - 04/30/23	Bandwidth M - 04/30/23	Bandwidth L - 04/30/23	Bandwidth J - 04/30/23	Bandwidth X - 10/18/27
Goiás and Tocantins	-	Bandwidth A - 10/29/23	Extension 1 - 04/30/23	Bandwidth M - 04/30/23	Bandwidth L - 04/30/23	Bandwidth J - 04/30/23	Bandwidth X - 10/18/27
Goiás (Sector 25) (7)	-	-	-	Bandwidth M - 04/30/23 Extensions 7 to 10 - 04/30/23	Bandwidth L - 12/07/22	Bandwidth J - 04/30/23	Bandwidth X - 10/18/27
Mato Grosso	-	Bandwidth A - 03/30/24	Extension 1 - 04/30/23	Bandwidth M - 04/30/23	Bandwidth L - 04/30/23	Bandwidth J - 04/30/23	Bandwidth X - 10/18/27
Mato Grosso do Sul (except for Sector 22) (6)	-	Bandwidth A - 09/28/24	Extension 1 - 04/30/23	Bandwidth M - 04/30/23	Bandwidth L - 04/30/23	Bandwidth J - 04/30/23	Bandwidth X - 10/18/27
Mato Grosso do Sul (Sector 22 - Paranaiba)	-	-	-	Bandwidth M - 04/30/23 Extensions 7, 9 and 10 - 04/30/23	Bandwidth L - 12/07/22	Bandwidth J - 04/30/23	Bandwidth X - 10/18/27
Rondõnia	-	Bandwidth A - 07/21/24	Extension 1 - 04/30/23	Bandwidth M - 04/30/23	Bandwidth L - 04/30/23	Bandwidth J - 04/30/23	Bandwidth X - 10/18/27
Acre	-	Bandwidth A - 07/15/24	Extension 1 - 04/30/23	Bandwidth M - 04/30/23	Bandwidth L - 04/30/23	Bandwidth J - 04/30/23	Bandwidth X - 10/18/27
Region 3
São Paulo (4)	10/18/27	Bandwidth A - 08/05/23	-	Extensions 9 and 10 - 04/30/23	Bandwidth L - 30/04/23	Bandwidth J - 04/30/23	Bandwidth X - 10/18/27
São Paulo (Ribeirão Preto, Guatapará and Bonfim Paulista) (4)	10/18/27	Bandwidth A - 01/20/24	-	Extensions 5, 9 and 10 - 04/30/23	Bandwidth L - 04/30/23	Bandwidth J - 04/30/23	Bandwidth X - 10/18/27
São Paulo (Franca area and region) (4)	10/18/27	Bandwidth A 08/08/23	-	Extensions 5, 9 and 10 - 04/30/23	Bandwidth L - 04/30/23	Bandwidth J - 04/30/23	Bandwidth X - 10/18/27
São Paulo (Sector 33) (8)	-	-	-	Extensions 9 and 10 - 04/30/23	Bandwidth L - 12/07/22	Bandwidth J - 04/30/23	Bandwidth X - 10/18/27

(1)	All of the authorization terms for A and B bandwidths have been renewed for 15 years. Accordingly, no additional renewal applies (once the 30-year authorization term has been completed).
(2)	Authorization terms for the L bandwidth that was linked to A or B bandwidths have been renewed together with the latter bands.
(3)	L bandwidths that have been realigned to J bandwidth have now the same renewal date as the latter band (price realignment calculation considered this point).
(4)	In São Paulo, only in cities where CN is 13 to 19, the Company holds a 450 MHz license effective until October 18, 2027.
(5)	Paraná - Sector 20 of PGO - cities of Londrina and Tamarana.
(6)	Mato Grosso do Sul - Sector 22 of PGO - city of Paranaíba.
(7)	Goiás - Sector 25 of PGO - cities of Buriti Alegre, Cachoeira Dourada, Inaciolândia, Itumbiara, Paranaiguara and São Simão.
(8)
São Paulo - Sector 33 of PGO – cities of Altinópolis, Aramina, Batatais, Brodosqui, Buritizal, Cajuru, Cássia dos Coqueiros, Colômbia, Franca, Guaíra, Guará, Ipuã, Ituverava, Jardinópolis, Miguelópolis, Morro Agudo, Nuporanga, Orlândia, Ribeirão Corrente, Sales de Oliveira, Santa Cruz da Esperança, Santo Antônio da Alegria and São Joaquim da Barra.

d)	Share trading on stock exchanges

The Company is listed in the Brazilian Securities and Exchange Commission (CVM) as a publicly-held company under Category A (issuers authorized to trade any marketable securities) and has shares traded on the São Paulo Stock Exchange (BM&FBovespa). It is also listed in the US Securities and Exchange Commission (SEC), and its level II American Depositary Shares (ADS), backed by preferred shares only, are traded on the New York Stock Exchange (NYSE).

d.1) Shares traded on BM&F Bovespa

On September 21, 1998, the Company started trading its shares on BM&F Bovespa, under tickers TLPP3 and TLPP4, for common and preferred shares, respectively.

In the Special Shareholders’ Meeting of Vivo Participações S.A. (Vivo Part.) and Telecomunicações de São Paulo S. A. (Telesp) held on October 3, 2011, the merger of Vivo Part. into Telesp was approved. On the same date, its corporate name changed to Telefonica Brasil S.A. and on October 6, 2011, the Company changed its ticker codes to VIVT3 and VIVT4 for common and preferred shares, respectively, and the stock exchange code to Telefonica Brasil.

d.2) Shares traded on NYSE

On November 16, 1998, the Company started trading ADS on NYSE, which currently has the following main characteristics:

•	Type of shares: preferred.
•	Each ADS represents 1 (one) preferred share.
•	Shares are traded as ADS under ticker “VIV” on NYSE.
•	Foreign depositary bank: Citibank N.A.
•	Custodian bank in Brazil: Citibank N.A.

e)	Agreement between Telefónica S.A. and Telecom Italia

TELCO S.p.A. (in which Telefónica S.A. held a 46.18% interest) has a 22.4% interest with voting rights in Telecom Italia, being the major shareholder of that company. The Company is an indirect subsidiary of Telefónica S.A., and Telecom Italia holds an indirect interest in TIM Participações S.A. (TIM), a Brazilian telecommunications company. Neither Telefónica S.A., nor Telefonica Brasil or any other affiliate of Telefónica S.A. interfere in, are involved with or have decision-making powers over TIM operations in Brazil, also being lawfully and contractually forbidden to exercise any type of political power derived from indirect interest held as concerns operations in Brazil, directly related to TIM operations. TIM (Brazil) and

Telefonica Brasil compete in all markets in which they operate in Brazil under permanent competitive stress and, in this context, as well as in relation to the other economic players in the telecommunications industry, maintain usual and customary contractual relations with one another (many of which are regulated and inspected by ANATEL) and/or which, as applicable, are informed to ANATEL and Brazil’s Administrative Council for Economic Defense (CADE), concerning the commitments assumed before these agencies so as to ensure total independence of their operations.

On September 24, 2013, Telefónica S.A., entered into an agreement with the other shareholders of the Italian company TELCO SpA (which holds a 22.4% voting in Telecom Italia SpA), whereby:

1)
Telefonica SA subscribed and paid up capital in Telco, SpA through a contribution of  324 million euros, receiving shares without voting rights of TELCO, SpA. As a result of this capital increase, the share capital of Telefónica S.A. voting in Telco, SpA remaining unchanged (remaining at 46.18%), although their economic participation rose to 66%. Thus, the governance of TELCO S.p.A., as well as the obligations of Telefónica S.A. to abstain from participating in or influencing the decisions that impact the industries where they both operate, remained unchanged.

2)
Subject to obtaining the required previous approvals from antitrust authorities and telecommunications regulatory agencies as applicable (including Brazil and Argentina), Telefónica S.A. will be involved in another capital increase in TELCO S.p.A. amounting to 117 million Euros, receiving shares with no voting rights of TELCO, SpA. As a result of this capital increase, the share capital of Telefónica S.A. voting in Telco, SpA increased its total interest to 70%, with the 46.18% interest held in shares with voting rights remaining unchanged.

3)
Beginning as of January 1st, 2014, following approvals from antitrust authorities and telecommunications regulatory agencies as applicable (including Brazil and Argentina), Telefónica S.A. will be entitled to convert all or part of nonvoting shares into common shares with voting rights, limited however to a 64.9% interest in TELCO S.p.A. voting capital.

4)
Italian shareholders of TELCO S.p.A. granted Telefónica S.A. an option to purchase all of their shares in TELCO S.p.A.. Exercising this call option is also subject to obtaining the required previous approvals from antitrust authorities and telecommunications regulatory agencies as applicable (including Brazil and Argentina), beginning eligible after January 1st 2014, whenever the Shareholders’ Agreement remains in full force and effect, except (i) between June 1 and June 30, 2014 and between January 15 and February 15, 2015; and (ii) during certain periods in case the Italian shareholders of TELCO S.p.A. request the entity’s spin-off.

Until the date of preparation of the consolidated financial statements the approval required to implement the transactions agreed on September 24, 2013 by Telefonica S.A. and other shareholders of Italian society TELCO, S.p.A has not been obtained.

On December 4, 2013, the Brazilian Antitrust Enforcement Agency (CADE) announced the following decisions:

1)
Approve, subject to the limitations described below, the acquisition, by Telefónica S.A., of the total interest held by Portugal Telecom, SGPS SA e PT Móveis – Serviços de Telecomunicações, SGPS, SA (PT) in Brasilcel NV, which controlled Brazilian mobile telecommunications operator Vivo Participações S.A. (Vivo Part.).

The transaction has been approved by ANATEL and its completion (requiring no prior approval from CADE at the time) took place immediately after approval from ANATEL, on September 27, 2010.

The limitations imposed by CADE on its decision are as follow:

a)  a new shareholder share control over Vivo Part. with Telefónica S.A., adopting the same conditions applied to PT when it held an interest in Brasilcel NV., or

b)  Telefónica S.A. shall cease to have, either directly or indirectly, an equity interest in TIM Participações S.A..

2)
Impose a R$15 million fine on Telefónica S.A. for violating the will and purpose of the agreement executed by and between Telefónica S.A. and CADE (as a requirement to approve the initial purchase transaction of Telecom Italia in 2007), due to the subscription and payment, by Telefónica S.A., of TELCO S.p.A. nonvoting shares in the context of its recent capital increase. This decision also requires Telefónica S.A. to dispose of its nonvoting shares held in TELCO S.p.A..

The deadline for compliance with the conditions and obligations imposed by CADE in both decisions were classified as confidential by CADE.

At December 13, 2013, Telefónica S.A. published a material news release regarding the decisions made by CADE in the meeting held on December 4, 2013, stating that it considered the measures imposed by that agency to be unreasonable, thus considering the possibility of starting applicable legal proceedings.

In this context, and in order to strengthen its firm commitment to the obligations previously assumed by Telefónica S.A. to keep away from Telecom Italia's business in Brazil,. Telefónica S.A. pointed out, in a relevant fact release that Mr. César Alierta Izuel and Mr. Julio Linares López had decided to resign with immediate effect, from the position of Directors at Telecom Italia. Additionally, Mr. Julio Linares López decided to resign, with immediate effect, from his position on the list presented by TELCO S.p.A. for a potential re-election to the Board of Directors of Telecom Italia.

Likewise, Telefónica S.A., notwithstanding the rights defined in the Shareholders’ Agreement of TELCO S.p.A, stated in a relevant fact that it decided not to exercise, for now, its right to appoint or suggest two Directors at Telecom Italia.

2.	Basis of preparation and presentation of the financial statements

2.1 - Basis for preparation and presentation

The Company’s financial statements for the years ended December 31, 2013 and 2012 are presented in thousands of reais (unless otherwise stated) and were prepared under a going concern assumption.

The financial statements were prepared on a historical cost basis (except where different criteria are required) and adjusted to reflect the valuation of assets and liabilities measured at fair value or considering the mark-to-market valuation when these items are classified as available for sale.

The financial statements were prepared based on several valuation bases used in accounting estimates. Accounting estimates involved in the preparation of the financial statements are based on objective and subjective factors and management’s judgment to determine the adequate amount to be recorded in the financial statements. Significant items subject to these estimates and assumptions include selection of useful lives and recoverability of property and equipment, measurement of financial assets at fair value, credit risk analysis to determine the allowance for doubtful accounts, as well as the analysis of other risks to determine other provisions, including the provision for contingencies.

Settlement of transactions involving these estimates may result in amounts significantly different than those recorded in the financial statements due to the criteria inherent in the estimation process. The Company reviews its estimates at least annually.

The consolidated financial statements were prepared and are presented in accordance with the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB), which do not differ from the accounting practices adopted in Brazil, comprising the standards issued by the Brazilian Securities and Exchange Commission (CVM) and CPCs.

The financial statements report includes comparative consolidated information in relation to the previous year. Additionally, the Company presents the balance sheet and the cash flow statement at the beginning of the earliest comparative period when it applies an accounting policy retrospectively, makes a retrospective restatement of items in its financial statements, or when it reclassifies items in its financial statements. The additional balance sheet as at January 1, 2012 is included in the accompanying financial statements, which are in conformity with the international financial reporting standards issued by the IASB.

The accompanying financial statements were authorized for issue by the Company’s management in a meeting held on February 17, 2014, as ratified by the Board of Directors in a meeting held on February 25, 2014.

The Company hereby states that the consolidated financial statements are in conformity with the IFRS as issued by the IASB, in addition to the  standards, amendments and interpretations published by the IASB and by the IFRS Interpretations Committee (IFRIC), effective as of January 1, 2013:

New IFRS and interpretations of the IFRIC with no significant impact on the financial position shown in these financial statements:

IAS 1 Presentation of Financial Statements - Presentation of Items of Other Comprehensive Income: The amendments to IAS 1 introduce a grouping of items presented in other comprehensive income (OCI). Items that could be reclassified (or recycled) to profit or loss at a future point in time (e.g., net gain on hedge of net investment, exchange differences on translation of foreign operations, net movement on cash flow hedges and net loss or gain on available-for-sale financial assets) now have to be presented separately from items that will never be reclassified (e.g., actuarial gains and losses on defined benefit plans and revaluation of land and buildings). The amendments became effective for annual periods beginning on or after July 1, 2012. The application of these amendments affects presentation only and has no impact on the Company’s and its subsidiary’s financial position or performance.

IAS 19 Employee Benefits (Revised): The IASB has issued a number of amendments to IAS 19. These amendments include not only basic changes, such as the elimination of the “corridor” approach and the concept of expected return on plan assets, but also simple clarifications regarding valuation, devaluation and remeasurement. This amendment became effective for annual periods beginning on or after January 1, 2013. The application of this amendment has no significant impact on the Company’s and its subsidiary’s financial position or performance.

IAS 28 Accounting for Investments in Associates and Joint Ventures (revised in 2011): As a consequence of the new IFRS 11 and IFRS 12, IAS 28 has been renamed IAS 28 Investments in Associates and Joint Ventures, and describes the application of the equity method to investments in joint ventures in addition to associates. This amendment became effective for annual periods beginning on or after January 1, 2013. The application of this amendment has no impact on the Company’s and its subsidiary’s financial position or performance.

IFRS 1 First-time Adoption of International Financial Reporting Standards (IFRS): These amendments changed the meaning of effective IFRSs. According to this amendment, an entity may choose to apply either a current standard or a new standard that is not yet mandatory, but that permits early adoption, provided either the standard is applied consistently throughout the periods. These amendments are applicable only to first adopters, consequently have no impact on the Company’s and its subsidiary’s financial position or performance.

IFRS 7 Disclosures - Offsetting Financial Assets and Financial Liabilities (Amendments to IFRS 7): These amendments require an entity to disclose information about rights to set-off and related arrangements (e.g., collateral agreements). The disclosures would provide users with information that is useful in evaluating the effect of netting arrangements on an entity’s financial position. The new disclosures are required for all recognized financial instruments that are set off in accordance with IAS 32 Financial Instruments: Presentation. The disclosures also apply to recognized financial instruments that are subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are set off in accordance with IAS 32. This amendment became effective for annual periods beginning on or after January 1, 2013. The application of these amendments affects presentation only and has no impact on the Company’s and its subsidiary’s financial position or performance.

IFRS 10 Consolidated Financial Statements, and IAS 27 Separate Financial Statements: IFRS 10 replaces the portion of IAS 27 Consolidated and Separate Financial Statements that addresses the accounting for consolidated financial statements. It also addresses the issues raised in SIC-12 Consolidation -Special Purpose Entities. IFRS 10 establishes a single control model that applies to all entities including special purpose entities. The changes introduced by IFRS 10 require management to exercise significant judgment to determine which entities are controlled and therefore are required to be consolidated by a parent, compared with the requirements that were in IAS 27. This standard became effective for annual periods beginning on or after January 1, 2013. The Company reviewed this standard and did not identify significant impacts on its financial statements.

IFRS 12 Disclosure of Interests in Other Entities: IFRS 12 includes all of the disclosures that were previously in IAS 27 related to consolidated financial statements, as well as all of the disclosures that were previously included in IAS 31 and IAS 28. These disclosures relate to an entity’s interests in subsidiaries, joint arrangements, associates and structured entities. This standard became effective for annual periods beginning on or after January 1, 2013. The application of this standard affects disclosures only and has no impact on the Company’s and its subsidiary’s financial position or performance.

IFRS 13 Fair Value Measurement: IFRS 13 establishes a single source of guidance under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS when fair value is required or permitted. Additionally, at December 12, 2013 amendments to IFRS 13 were introduced with immediate effect. The IASB stated in "Basis for Conclusions" that short-term receivables and account payables with no outstanding interest may be recognized considering the invoice amount where the effect of discounting be quantified as immaterial. This standard became effective for annual periods beginning on or after January 1, 2013. The application of this standard has no impact on the Company upon first-time adoption.

IAS 34 Interim financial reporting: The amendment aligns the disclosure requirements for total segment assets with total segment liabilities in interim financial statements. This clarification also ensures that interim disclosures are aligned with annual disclosures. These improvements became effective for annual periods beginning on or after January 1, 2013. The application of this standard has no impact on the annual financial statements of the Company.

New IFRS and interpretations of the IFRIC with impact on the financial position shown in these financial statements:

IFRS 11 replaces IAS 31 Interests in Joint Ventures and SIC-13 Jointly-controlled Entities - Non-monetary Contributions by Venturers. IFRS 11 removes the option to account for jointly controlled entities (JCEs) using proportionate consolidation. Instead, JCEs that meet the definition of a joint venture must be accounted for using the equity method. The application of this new standard impacted the Company’s financial position and eliminated the proportionate consolidation of Aliança Atlântica Holding B.V. (Aliança), Companhia Aix de Participações (AIX) and Companhia ACT de Participações (ACT). Accordingly, investments in these entities were accounted for using the equity method. This standard became effective for annual periods beginning on or after January 1, 2013, and is to be applied retrospectively for joint arrangements held at the date of initial adoption.

In order to facilitate understanding the effects arising from application of this standard, we present below the consolidated financial statements as at January 1 and December 31, 2012, with corresponding adjustments and some reclassifications for better presentation of the consolidated information:

Consolidated Balance Sheet as at January 1, 2012

ASSETS	Balance sheet as of 01.01.12, disclosed as of 12.31.12	Adjustments for adoption of IFRS 11 and Reclassifications	Balance sheet as of 01.01.12., disclosed as of 12.31.13
Current assets
Cash and cash equivalents	2,940,342	(50,799)	2,889,543
Trade accounts receivable, net (a)	5,105,860	22,282	5,128,142
Dividend and interest on equity	-	772	772
Taxes recoverable	2,495,066	(1)	2,495,065
Other assets (a)	1,268,850	(22,628)	1,246,222
Total current assets	11,810,118	(50,374)	11,759,744

Noncurrent assets
Deferred taxes	1,428,878	(1,379)	1,427,499
Escrow deposits	3,374,690	(200)	3,374,490
Other assets	1,630,848	(52,244)	1,578,604
Investments	37,835	114,421	152,256
Property, plant and equipment, net	17,153,920	(7,399)	17,146,521
Intangible assets, net	30,053,684	(4,237)	30,049,447
Total noncurrent assets	53,679,855	48,962	53,728,817

Total assets	65,489,973	(1,412)	65,488,561

LIABILITIES AND EQUITY	Balance sheet as of 01.01.12, disclosed as of 12.31.12	Adjustments for adoption of IFRS 11 and Reclassifications	Balance sheet as of 01.01.12., disclosed as of 12.31.13
Current liabilities
Personnel, social charges and benefits	495,624	(97)	495,527
Trade accounts payable	6,037,315	834	6,038,149
Taxes, charges and contributions	1,691,991	(254)	1,691,737
Loans, financing and lease (b)	988,413	11,669	1,000,082
Other liabilities (b)	3,526,920	(11,716)	3,515,204
Total current liabilities	12,740,263	436	12,740,699

Noncurrent liabilities

Personnel, social charges and benefits (d)	-	15,160	15,160
Deferred taxes	788,954	-	788,954
Loans, financing and lease (b)	3,959,115	9,398	3,968,513
Provisions (c)	3,147,085	(309,057)	2,838,028
Liabilities with post-retirement benefit plans (c)	-	308,893	308,893
Other liabilities (b) (d)	1,523,771	(26,242)	1,497,529
Total noncurrent liabilities	9,418,925	(1,848)	9,417,077

Equity	43,330,785	-	43,330,785

Total liabilities and equity	65,489,973	(1,412)	65,488,561

(a)	Amounts recorded as other accounts receivable were reclassified from “Other assets” to “Accounts receivable, net” (Notes 11 and 6).
(b)	Finance lease amounts were reclassified from “Other obligations” to “Loans, financing and finance lease” (Notes 22 and 18.1).
(c)	Actuarial liabilities of post-employment benefit plans were reclassified from “Provisions” to a specific line “Obligations with post-employment benefit plans” (Notes 20 and 35).
(d)	Liabilities relating to share-based payment plans were reclassified from “Other obligations” to “Personnel, social charges and benefits” (Notes 22 and 15).

Consolidated Balance Sheet as at December 31, 2012

ASSETS	Balance sheet disclosed as of 12.31.12	Adjustments for adoption of IFRS 11 and Reclassifications	Balance sheet as of 12.31.12., disclosed as of 12.31.13
Current assets
Cash and cash equivalents	7,196,079	(62,594)	7,133,485
Trade accounts receivable, net (a)	5,513,436	33,502	5,546,938
Dividend and interest on equity	-	1,140	1,140
Taxes recoverable	2,052,423	(2)	2,052,421
Other assets (a)	1,510,004	(34,807)	1,475,197
Total current assets	16,271,942	(62,761)	16,209,181

Noncurrent assets
Deferred taxes	1,029,598	(1,710)	1,027,888
Escrow deposits	3,909,474	(206)	3,909,268
Other assets	1,399,830	(47,797)	1,352,033
Investments	23,683	119,198	142,881
Property, plant and equipment, net	17,610,851	(6,707)	17,604,144
Intangible assets, net	30,009,289	(3,592)	30,005,697
Total noncurrent assets	53,982,725	59,186	54,041,911

Total assets	70,254,667	(3,575)	70,251,092

LIABILITIES AND EQUITY	Balance sheet disclosed as of 12.31.12	Adjustments for adoption of IFRS 11 and Reclassifications	Balance sheet as of 12.31.12., disclosed as of 12.31.13
Current liabilities
Personnel, social charges and benefits	416,355	(103)	416,252
Trade accounts payable	5,889,377	(309)	5,889,068
Taxes, charges and contributions	1,781,480	(230)	1,781,250
Loans, financing and lease (b)	1,255,323	14,799	1,270,122
Other liabilities (b)	4,194,936	(14,836)	4,180,100
Total current liabilities	13,537,471	(679)	13,536,792

Noncurrent liabilities
Personnel, social charges and benefits	-	13,224	13,224
Loans, financing and lease (b)	3,756,001	18,460	3,774,461
Provisions (c)	3,846,899	(393,262)	3,453,637
Liabilities with post-retirement benefit plans (c)	-	392,269	392,269
Other liabilities (b) (d)	4,433,176	(33,587)	4,399,589
Total noncurrent liabilities	12,036,076	(2,896)	12,033,180

Equity	44,681,120	-	44,681,120

Total liabilities and equity	70,254,667	(3,575)	70,251,092

(a)	Amounts recorded as other accounts receivable were reclassified from “Other assets” to “Accounts receivable, net” (Notes 11 and 6).
(b)	Finance lease amounts were reclassified from “Other obligations” to “Loans, financing and finance lease” (Notes 22 and 18.1).
(c)	Actuarial liabilities of post-employment benefit plans were reclassified from “Provisions” to a specific line “Obligations with post-employment benefit plans” (Notes 20 and 35).
(d)	Liabilities relating to share-based payment plans were reclassified from “Other obligations” to “Personnel, social charges and benefits” (Notes 22 and 15).

Consolidated Income Statement for the year ended December 31, 2012

	Income statement as of 12.31.12, disclosed for 12.31.12	Adjustments for adoption of IFRS 11 and Reclassifications	Income statement as of 12.31.12, disclosed for 12.31.13
Net operating revenue	33,931,422	(11,766)	33,919,656
Cost of sales	(16,564,464)	7,020	(16,557,444)
Gross profit	17,366,958	(4,746)	17,362,212
Selling expenses	(8,693,696)	-	(8,693,696)
General and administrative expenses	(2,148,476)	3,168	(2,145,308)
Other operating income, net	687,503	209	687,712
Equity pickup	-	588	588

Income before financial income (expenses)	7,212,289	(781)	7,211,508
Financial income	1,281,554	(449)	1,281,105
Financial expenses	(1,572,369)	-	(1,572,369)
Income before taxes	6,921,474	(1,230)	6,920,244
	(2,469,293)	1,230	(2,468,063)
Net income for the period	4,452,181	-	4,452,181

Consolidated Income Statement for the year ended  December 31, 2011

	Income statement for 12.31.11, disclosed as of 12.31.12	Adjustments for adoption of IFRS 11 and Reclassifications	Income statement for 12.31.11, disclosed as of 12.31.13
Net operating revenue	29,128,740	(12,096)	29,116,644
Cost of sales	(15,039,663)	4,500	(15,035,163)
Gross profit	14,089,077	(7,596)	14,081,481
Selling expenses	(6,948,211)	-	(6,948,211)
General and administrative expenses	(1,785,658)	2,687	(1,782,971)
Other operating income, net	442,158	(667)	441,491
Equity pickup	-	4,305	4,305
Income before financial income (expenses)	5,797,366	(1,271)	5,796,095
Financial income	1,103,359	(1,303)	1,102,056
Financial expenses	(1,243,051)	-	(1,243,051)
Income before taxes	5,657,674	(2,574)	5,655,100
	(1,295,475)	2,574	(1,292,901)
Net income for the period	4,362,199	-	4,362,199

Consolidated Statement of Cash Flow for the year ended December 31, 2012

	Cash flow statement for 12.31.12, disclosed as of 12.31.12	Adjustments for adoption of IFRS 11 and Reclassifications	Cash flow statement for 12.31.12, disclosed as of 12.31.13
Income before taxes	6,921,474	(1,230)	6,920,244
Expenses (revenues) not representing changes in cash	6,139,975	7,947	6.147.922
(Increase) decrease in operating assets:	(557,118)	317,349	(239.769)
Increase (decrease ) in operating liabilities:	(2,771,162)	(3,238)	(2,774,400)
Total cash generated by (used in) operating activities	9,733,169	320,828	10,053,997

Cash generated by (used in) investing activities	(3,397,253)	(323,586)	(3,720,839)

Cash generated by (used in) financing activities	(2,080,179)	(9,037)	(2,089,216)

Increase (decrease) in cash and cash equivalents	4,255,737	(11,795)	4,243,942

Cash and cash equivalents at beginning of year	2,940,342	(50,799)	2,889,543
Cash and cash equivalents at end of year	7,196,079	(62,594)	7,133,485

Changes in cash and cash equivalents for the year	4,255,737	(11,795)	4,243,942

Consolidated Statement of Cash Flow for the year ended December 31, 2011

	Cash flow statement for 01.01.12, disclosed as of 12.31.11	Adjustments for adoption of IFRS 11 and Reclassifications	Cash flow statement for 01.01.12, disclosed as of 12.31.13
Income before taxes	5,657,674	(2,574)	5,655,100
Expenses (revenues) not representing changes in cash	5,683,221	(5,697)	5,677,524
(Increase) decrease in operating assets:	(479,896)	(10,464)	(490,360)
Increase (decrease ) in operating liabilities:	(2,719,624)	5,475	(2,714,149)
Total cash generated by (used in) operating activities	8,141,375	(13,260)	8,128,115

Cash generated by (used in) investing activities	(2,028,835)	21,726	(2,007,109)

Cash generated by (used in) financing activities	(4,728,913)	-	(4,728,913)

Increase (decrease) in cash and cash equivalents	1,383,627	8,466	1,392,093

Cash and cash equivalents at beginning of year	1,556,715	(59,265)	1,497,450
Cash and cash equivalents at end of year	2,940,342	(50,799)	2,889,543

Changes in cash and cash equivalents for the year	1,383,627	8,466	1,392,093

New IFRS and IFRIC interpretations not yet in effect as at December 31, 2013

The following IFRS and IFRIC interpretations had been published by the date of these financial statements, but their application was not mandatory:

IFRS 2 Share-based Payment: These amendments changed the definitions relating to vesting conditions and implementation is effective for fiscal years beginning on or after 1 July 2014. The Company will apply the amendments in its financial statements from their effective date.

IFRS 3 Business Combinations: The amendments changed the accounting for contingent consideration in a business combination. Contingent consideration on acquisition of a business that is not classified as equity are subsequently measured at fair value through profit or loss, whether or not included in the scope of IFRS 9 Financial Instruments. These changes are effective for new business combinations after July 1st, 2014 . The Company consider the application of these changes to any business combinations that occur beginning on or after 1 July 2014.

IFRS 8 Operating Segments: The changes are related to the aggregation of operating segments, which can be combined / aggregated whether they are in accordance with the criteria of the rule , in other words, if the segments have similar economic characteristics and are similar in other qualitative aspects. If they are combined, the entity shall disclose the economic characteristics used to assess whether the segments are similar. These amendments take effect beginning on or after 1 July 2014. Considering the fact that the Company operates in one operating segment, is not expected to significantly impact its financial statements and disclosure.

IFRS 9 Financial Instruments: IFRS 9, as issued, reflects the first phase of the IASB’s work on the replacement of IAS 39 and applies to classification and measurement of financial assets and financial liabilities as defined in IAS 39. The standard was initially effective for annual periods beginning on or after January 1, 2013, but Amendments to IFRS 9 Mandatory Effective Date of IFRS 9 and Transition Disclosures, issued in December 2011, postponed to an indefinite date. In subsequent phases, the IASB will address hedge accounting and impairment of financial assets. The adoption of the first phase of IFRS 9 will have an effect on the classification and measurement of the Company’s financial assets, but will not have an impact on classification and measurements of financial liabilities. The Company will quantify the effect in conjunction with the other phases of IASB project, when the final standard consolidating all phases is issued.

Investment Entities (Amendments to IFRS 10, IFRS 12 and IAS 27): The amendments will be effective for annual periods beginning on or after January 1, 2014, providing an exception to the consolidation requirements for a reporting entity that meets the definition of an investment entity under IFRS 10. This exception requires an investment entity to account for its investments in subsidiaries at fair value in profit or loss. The Company does not expect these amendments to significantly impact its financial statements, given that its subsidiary does not qualify as an investment entity.

IFRS 13 Fair Value Measurement: The amendment applies prospectively after July 1, 2014. The change is related to the application of the exception financial assets portfolio, financial liabilities and other contracts. The Company and its subsidiary will evaluate the effect of implementation of new business beginning on or after July 1, 2014.

IAS 16 Property Plant and Equipment and IAS 38 Intangible Assets: The amendment to IAS 16.35 (a) and IAS 38.80 (a) clarifies that a revaluation can be made as follows: i) adjust the gross carrying amount of the asset at market value or , ii) determine the market value and adjust the gross carrying amount proportionally, so that the resulting carrying amount is equal to the market value. IASB also clarified that the accumulated depreciation / amortization is the difference between the gross carrying amount and the carrying amount of the asset (i.e. gross book value - depreciation / accumulated amortization = book value). The amendment to IAS 16.35 (b) and IAS 38.80 (b) clarifies that the accumulated depreciation / amortization is eliminated so that the gross carrying amount and the book value is equal to market value. The changes will take effect retrospectively beginning on or after July 1, 2014. Implementation of these changes has no impact on the financial or operational condition of the Company and its subsidiary at the time. Whereas the reassessment of fixed assets and intangible assets is not allowed in Brazil, the Company does not expect impact on your financial statements.

IAS 24 Related Party Disclosures: The amendment clarifies that an entity's providing key management personnel services to the reporting entity or to the parent of the reporting entity is a related party of the reporting entity. In addition, an entity that uses a management entity shall disclose the expenses incurred by management services. The changes will take effect retrospectively beginning on or after July 1, 2014. The Company does not expect these amendments significantly impacting its financial statements.

IAS 32 Offsetting Financial Assets and Financial Liabilities - Amendments to IAS 32: These amendments clarify the meaning of “currently has a legally enforceable right to set off the recognized amounts” and the criteria that would qualify for settlement the settlement mechanisms of clearing house systems that are not simultaneous. These amendments will become effective for annual periods beginning on or after January 1, 2014. The Company does not expect these amendments to significantly impact its financial statements.

IFRIC 21 Levies: IFRIC 21 clarifies that an entity recognizes a liability for a levy when the activity that triggers payment occurs. For a levy that is triggered upon reaching a minimum threshold, the interpretation clarifies that no liability is recognized before the specified minimum threshold is reached. IFRIC 21 becomes effective for annual periods ending on or after January 1, 2014. The Company does not expect IFRIC 21 to significantly impact its financial statements.

IAS 39 Novation of Derivatives and Continuation of Hedge Accounting - Amendments to IAS 39: The amendments provide a relief on the discontinuation of hedge accounting in certain circumstances in which a hedging instrument is to be novated. These amendments will become effective for annual periods beginning on or after January 1, 2014. These amendments shall apply to future novations of derivatives.

IAS 40 Investment Property: This amendment clarifies the relationship between the definitions of IFRS 3 and IAS 40 on the classification of the investment property or owner-occupied property. The description of ancillary services in IAS 40 that differentiates between investment properties and owner occupied property (IFRS 3) is used to determine whether the transaction is a purchase of an asset or a business combination. This amendment is effective prospectively beginning on or after July 1, 2014. The Company will evaluate any possible impact in case of transactions occur after the effective date

2.2 - Bases for consolidation and significant changes at consolidation level

On consolidation, all intercompany assets, liabilities, income and expenses, as well as equity interests held, are eliminated in full.

Information on investees is described below:

Telefônica Data S.A. (TData): Headquartered in Brazil, the business purpose of this entity is to provide and operate telecommunications services; provide value added services (SVAs); provide integrated business solutions in telecommunications and related activities; manage the provision of technical assistance and maintenance services of telecommunications equipment and network, consulting services regarding telecommunications solutions and related activities, and design, implementation and installation of telecommunication-related projects; sell and lease telecommunications equipment, products and services, value-added services or any other related services, provided or supplied by third parties; provide third parties with telecommunications infrastructure; manage and/or develop activities that are necessary or useful for performing such services in accordance with applicable law; provide business trading services in general and provide technical support services in IT, including consulting, installation and maintenance of goods, applications and services, licensing or sub licensing of any kind of software, and storage and management of data and information. On July 1, 2013, part of its net assets were spun-off and merged into the Company and, on the same date, parts of the net assets of Vivo and ATelecom were merged into TData (Note 1b).

Vivo S.A. (Vivo): Headquartered in Brazil, the business purpose of this entity was, until June 30, 2013, to operate SMP services, including activities necessary or useful for the performance of these services, in conformity with the authorizations it was granted.

Vivo was split up and merged into the Company and TData on July 1, 2013 (Note 1b).

ATelecom S.A. (ATelecom): Headquartered in Brazil, the business purpose of this entity was, until June 30, 2013, to manage the rendering of telecommunication and installation services, to operate and maintain Internet, Intranet and Extranet solutions, business representation, mediation, intermediation and distribution of goods, to sell, agency, lease and maintain of telecommunication and general IT systems, equipment and devices, to provide advisory and technical support services regarding specification, implementation and maintenance of new voice, data and image systems, to import and export goods and services that are useful for the performance of its business purpose and to hold interests in the capital of other Brazilian or foreign entities, as a partner, shareholder or member. ATelecom was split up and merged into the Company and TData on July 1, 2013 (Note 1b).

Telefônica Sistema de Televisão S.A. (TST): Headquartered in Brazil, the business purpose of this entity was, until June 30, 2013, to provide Multichannel Multipoint Distribution Service (MMDS) type pay television services, in addition to general telecommunication and Internet services. TST was merged into the Company on July 1, 2013 (Note 1b).

Ajato Telecomunicações Ltda. (Ajato): Headquartered in Brazil, the business purpose of this entity was, until June 30, 2013, to provide telecommunication and IT services, to sell, lease, import, export, maintain and repair related equipment. Ajato was merged into TST (later merged into the Company) on July 1, 2013 (Note 1b).

GTR-T Participações e Empreendimentos S.A. (GTR-T): Headquartered in Brazil, the business purpose of this entity was, until June 30, 2013, to hold interests in other companies engaged in rendering pay and cable television services, telecommunication services in general, acquisition, licensing, import and distribution of own or third-party television programs, replacement parts and equipment, management and operation of telecommunication and pay television service platforms. A GTR-T was merged into TST (later merged into the Company) on July 1, 2013 (Note 1b).

TVA Sul Paraná S.A. (Sul Paraná): Headquartered in Brazil, the business purpose of this entity was, until June 30, 2013, to render pay and cable television services, telecommunication services in general, to acquire, license, import and distribute own or third-party television programs, replacement parts and equipment, to manage and operate telecommunication and pay television service platforms and to publish periodicals. A Sul Paraná was merged into TST (later merged into the Company) on July 1, 2013 (Note 1b).

Lemontree Participações S.A. (Lemontree): Headquartered in Brazil, the business purpose of this entity was, until June 30, 2013, to hold interests in other companies engaged in rendering pay and cable television services, telecommunication services in general, acquisition, licensing, import and distribution of own or third-party television programs, replacement parts and equipment, management, updating and operation of telecommunication and pay television service platforms and management and selling of data. A Lemontree was merged into TST (later merged into the Company) on July 1, 2013 (Note 1b).

Comercial Cabo TV São Paulo S.A. (CaTV): Headquartered in Brazil, the business purpose of this entity was, until June 30, 2013, to render pay television services, to provide general telecommunication advisory and consulting services, to acquire, license, import and distribute own or third-party television programs, replacement parts and equipment, to manage update and operate all types of advertising and publicity. A CaTV was merged into TST (later merged into the Company) on July 1, 2013 (Note 1b).

Aliança Atlântica Holding B.V. (Aliança): Headquartered in Amsterdam, Netherlands, this entity has a 50% interest held by Telefônica Brasil and cash generated from sale of Portugal Telecom shares in June 2010. Through May 8, 2012, the Company held equity interest in Zon Multimédia, a Portugal Telecom group company that renders services involving pay television, Internet, distribution of audiovisual contents, cinema and telecommunication services. This equity interest was disposed of on May 8, 2012.

Companhia AIX de Participações (AIX): Headquartered in Brazil, this entity is engaged in holding an interest in Refibra consortium, and in performing activities related to the direct and indirect operation of activities related to the construction, completion and operation of underground networks or optical fiber ducts.

Companhia ACT de Participações (ACT): Headquartered in Brazil, this entity is engaged in holding an interest in Refibra consortium, and in performing activities related to the rendering of technical support services for the preparation of projects and completion of networks, by means of studies required to make them economically feasible, and monitor the progress of Consortium-related activities.

Direct and indirect subsidiaries and jointly controlled entities, as well as the percentage of interest held by the Company as of December 31, 2013 and 2012 are as follows:

At December 31, 2013

	Direct ownership interest
Investees	Investor	Interest held	Total interest held

Wholly-owned subsidiaries
TData	Telefônica Brasil	100.00%	100.00%

Jointly controlled entities
Aliança	Telefônica Brasil	50.00%	50.00%
AIX	Telefônica Brasil	50.00%	50.00%
ACT	Telefônica Brasil	50.00%	50.00%

At December 31, 2012

	Direct ownership interest		Indirect ownership interest
Investees	Investor	Interest held	Investor	Interest held	Total interest held

Wholly-owned subsidiaries
Vivo	Telefônica Brasil	100.00%	-	-	100.00%
TData	Telefônica Brasil	100.00%	-	-	100.00%
ATelecom	Telefônica Brasil	100.00%	-	-	100.00%
TST	Telefônica Brasil	100.00%	-	-	100.00%
Ajato	-	-	TSTV	100.00%	100.00%
GTR-T	Telefônica Brasil	100.00%	-	-	100.00%
Sul Paraná	Telefônica Brasil	79.29%	GTR-T	20.71%	100.00%
Lemontree	Telefônica Brasil	100.00%	-	-	100.00%
CaTV	Telefônica Brasil	78.48%	Lemontree	21.52%	100.00%

Jointly controlled entities
Aliança	Telefônica Brasil	50.00%	-	-	50.00%
AIX	Telefônica Brasil	50.00%	-	-	50.00%
ACT	Telefônica Brasil	50.00%	-	-	50.00%

The main events and changes at the consolidation level, which, given their significance, should be considered for the purpose of reviewing the consolidated financial information for the years ended December 31, 2013 and 2012 are described below:

2013 - Corporate restructuring

In order to streamline the Company’s organizational structure, to rationalize the services provided by its subsidiaries and to concentrate service provision in two operating entities, namely the Company and its wholly-owned subsidiary TData, on March 15, 2012, the Company filed with the ANATEL a request for previous approval of corporate restructuring, which became legally feasible due to legislation changes applicable to STFC operators through Law No. 12,485.

This corporate restructuring process was approved by ANATEL under Act No. 3,043, of May 27, 2013, as published in the DOU of May 29, 2013, subject to the conditions thereunder ( Note 1b).

2012 - Acquisition of Lemontree and GTR-T shares

On June 6, 2012, the Company exercised its option to purchase (a) the remaining 71,330,508 common shares of Lemontree, which controls CaTV, corresponding to 51% of the voting capital; and (ii) the remaining 923,778 common shares of GTR-T, holder of 50.9% of  Sul Paraná common shares previously held by Abril group. The call option exercised on that date completes the acquisition of Lemontree and GTR-T remaining shares, which started with the partial exercise of the call option implemented on September 29, 2011, with the acquisition of Lemontree common shares, representing 49% of its capital. Amounts corresponding to the acquisition of the remaining common shares of Lemontree and GTR-T totaled R$37,737 and R$6,434, respectively.

This transaction was accounted for as an acquisition of non-controlling shareholders’ interests for the purpose of disclosure and measurement in these financial statements.

Upon exercising this option, the Company became holder of 100% of the shares representing the voting and total capital of Lemontree and GTR and, indirectly, of the cable TV service operators located in the cities of São Paulo, Curitiba, Foz do Iguaçu and Florianópolis.

2012 - Disposal of shares of Zon Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, S.A.

On May 8, 2012, the Company disposed of 1,618,652 (1,196,395 directly and 422,257 indirectly through Aliança Atlântica) common shares representing 0.52% of the voting capital of Zon Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, S.A. (ZON). Consolidated net income (amount obtained from disposal of shares held and divestiture of investments) from this transaction amounted to R$1,486.

3.	Summary of significant accounting practices

a)	Cash and cash equivalents:

Cash equivalents are held for the purpose of meeting short-term cash commitments rather than for investing or any other purposes. The Company considers cash equivalents to be short-term investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. An investment normally qualifies as a cash equivalent if it has a short-term maturity, e.g. three months or less, from the date of acquisition (Note 5).

b)	Accounts receivable, net:

Trade accounts receivable are stated at the amount of services rendered under agreed-upon conditions, net of the allowance for doubtful accounts. These include services rendered to customers not yet billed to the balance sheet date, as well as receivables for the sale of cell phones, simcards and accessories. The allowance for doubtful accounts is recognized at an amount sufficient to cover losses, if any, and primarily considers the expected default level (Note 6).

c)	Inventories:

Inventories are carried at the lower of average acquisition cost and net realizable value, and include cell phones, simcards, prepaid cards, accessories, consumables and supplies. Net realizable value is the selling price in the ordinary course of business, less estimated costs necessary to make the sale (Note 7).

A provision for impairment losses is recognized for supplies and devices deemed obsolete or stored in quantities higher than what the Company usually sells in a given period of time.

d)	Prepaid expenses:

These are stated at amounts actually disbursed on services acquired but not yet incurred. Prepaid expenses are recognized in the income statement as the related services are provided and the economic benefits flow to the Company (Note 10).

e)	Investments:

The Company’s investments in jointly-controlled entities are accounted for using the equity method. Investments in subsidiaries are consolidated in full.

On consolidation, all intercompany assets, liabilities, income and expenses, as well as equity interests held, are eliminated in full, considering the Company’s proportionate share in the net assets of the investee.

Foreign exchange differences in the net assets of Aliança (jointly-controlled entity) are recognized in the Company’s equity as “Cumulative Translation Adjustment”.

f)	Fixed Assets, net:

Fixed assets are stated at acquisition and/or construction cost, net of accumulated depreciation and/or accumulated impairment losses, if any. Such cost includes the borrowing costs for long-term construction projects if the recognition criteria are met, and is stated net of ICMS (State VAT) credits, which were recorded as recoverable taxes.

Asset costs are capitalized until the asset becomes operational. Costs incurred after the asset becomes operational and that do not improve the functionality or extend the useful life of the asset are immediately expensed, under the accrual method of accounting. When significant parts of fixed assets are required to be replaced at intervals, the Company recognizes such parts as individual assets with specific useful life and depreciation. Likewise, expenses that represent asset improvement (expanded installed capacity or useful life) are capitalized. All other repair and maintenance costs are recognized in the income statement as incurred.

The present value of the expected cost for the decommissioning of towers and equipment on leased property is capitalized in the cost of the respective asset matched with the provision for dismantling obligations (Note 20) and depreciated over the useful life of the related assets, which do not exceed the lease term.

Depreciation is calculated on a straight-line basis over the useful life of assets, at rates that take into consideration the estimated useful life of assets based on technical studies. The assets’ residual values, useful life and methods of depreciation are reviewed at each financial year end and adjusted prospectively, if appropriate.

A fixed asset item is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the income statement when the asset is derecognized.

g)	Intangible Assets, net (including goodwill at the consolidated level):

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is its fair value as at the date of acquisition.

Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses, if any. Internally generated intangible assets, excluding capitalized development costs, are not capitalized and expenditure is reflected in the income statement in the year in which the expenditure is incurred.

The useful life of intangible assets are assessed as either finite or indefinite, as follows:

•
Intangible assets with finite life are amortized over the useful economic life using the straight-line method and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed on an annual basis. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite life is recognized in the income statement in the cost/expense category consistent with the function of the intangible assets. Intangible assets include the rights to use software acquired from third parties, authorizations and licenses granted by ANATEL, customer portfolio, trademarks and other intangible items.

•
Intangible assets with indefinite useful life are not amortized, but are tested for impairment annually, either individually or at the cash-generating unit level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis. Goodwill arising from investment acquisition is assessed as having an indefinite useful life.

Gains and losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the income statement when the asset is derecognized.

h)	Leases:

The determination of whether an arrangement is, or contains, a lease is based on the substantive aspects regarding the use of a specific asset or assets or the right to use an asset, at inception date.

Leases which transfer to the Company or subsidiary substantially all the risks and benefits incidental to ownership of the leased item are classified as finance leases. These are capitalized at the commencement of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Initial direct costs incurred in negotiating a lease are added to the carrying amount of the leased asset. Lease payments are apportioned between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Implicit interest recognized in liabilities is allocated to the income statement over the lease term or using the effective interest rate method.

Amounts recorded as finance leases are depreciated over the estimated useful life of the assets. However, if there is no reasonable certainty that the Company will obtain ownership by the end of the lease term, the asset is depreciated over the shorter of the estimated useful life of the asset and the lease term.

Leases in which a significant part of the risks and benefits of ownership are retained by the lessor are classified as operating leases, and the effects are recognized in the income statement over the lease term.

The Company or subsidiary has lease arrangements classified as finance leases both as a lessor and as a lessee.

•       As a lessor: lease of IT equipment (Produto Soluciona TI) for which the Company recognizes revenue, upon inception, at the present value of lease payments matched with accounts receivable.

•       As a lessee: transmission equipment and media arising from a joint construction agreement with another telecomm operator, based on an optical network linked to the power transmission line, interconnecting the northern Brazilian cities to the Company’s national backbone and lease of towers and rooftops (arising from sale and finance leaseback, for which the net book value of the assets upon disposal remained unchanged, a liability was recognized at the present value of minimum lease payments and deferred income was recorded at the difference between the selling price and the mentioned present value.

The difference between the nominal amount of lease payments and booked accounts receivable/payable is recognized as finance income/expenses using the effective interest rate method over the lease term (Note 18.1).

i)	Analysis of the recoverability of non-financial assets:

The Company and subsidiary annually review the net book value of assets in order to evaluate events or changes in economic, operating or technological circumstances that may indicate impairment losses. Where such evidence is identified, and the carrying amount of an asset exceeds its recoverable amount, an impairment provision is recognized and the carrying amount is written down to its recoverable amount.

An asset’s (or the cash generating unit (CGU) that it belongs) recoverable amount is the higher of its value in use and fair value less costs to sell.

In assessing an asset’s or the CGU’s value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate (based on the Capital Asset Pricing Model - CAPM) that reflects the weighted average cost of capital and the specific risks of the asset or CGU.

Fair value less costs to sell is determined considering, whenever possible, outright sale agreements in arm’s length transactions between knowledgeable and willing parties less costs of disposal; if no outright sale agreements can be identified, this will be based on the market price of an active market or the price of the most recent transaction involving similar assets.

Impairment losses of continuing operations, including impairment on inventories, are recognized in the income statement in those expense categories consistent with the function of the impaired asset.

For assets excluding goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased.

A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s or CGU’s recoverable amount since the last impairment loss was recognized.

The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceeds the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the income statement.

The following assets have specific characteristics for impairment testing:

i.1) Goodwill: Goodwill is tested for impairment annually at the reporting date or before that when circumstances indicate that the carrying value may be impaired. Goodwill has been allocated to the two CGU’s for impairment testing.

Where the recoverable amount is less than the carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods

i.2) Intangible assets: Intangible assets with indefinite useful life are tested for impairment annually at the reporting date either individually or at the CGU level, as appropriate, and when circumstances indicate that the carrying value may be impaired.

i.3) Determination of value in use: The key assumptions used to estimate value in use are:

•	Revenue: Revenue is projected considering the growth in customer base, the evolution of market revenue in view of GDP and the Company’s share in this market;
•
Operating costs and expenses: Variable costs and expenses are projected in accordance with the dynamics of the customers base, and fixed costs are projected in line with the historical performance of the Company, as well as with revenue growth; and

•	Capital investments: Investments in capital goods are estimated considering the technological infrastructure necessary to enable the provision of services.

The key assumptions are based on historical performance of the Company and subsidiary and, reasonable macroeconomic assumptions justified based on financial market projections, documented and approved by the Company’s management.

The impairment test of the Company and subsidiary’s fixed and intangible assets did not result in recognition of impairment losses for the years ended December 31, 2013 and 2012, since their estimated market value is greater than the net carrying amount as of the estimation date.

j)	Business combination and goodwill

Business combinations are accounted  using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred measured at acquisition date fair value and the amount of any non-controlling interest in the acquiree. For each business combination, the acquirer measures the non-controlling interest in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred.

When the Company acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree.

If the business combination is achieved in stages, the previously held equity interest is remeasured at its acquisition date fair value and any resulting gain or loss is recognized in profit or loss.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Any subsequent changes in fair value of contingent consideration classified as an asset or liability are to be recognized in either profit or loss or other comprehensive income. Contingent consideration that is classified as equity is not remeasured and subsequent settlement is accounted for within equity.

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interest over the net identifiable assets acquired and liabilities assumed. If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the gain is recognized in profit or loss.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to the cash-generating units that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

Where goodwill has been allocated to a CGU and part of the operation within that CGU is disposed of, the goodwill associated with the disposed operation is included in the carrying amount of the operation when determining the gain or loss on disposal. Goodwill disposed in these circumstance is allocated based on the relative fair values of the disposed operation and the portion of the CGU retained.

k)	Financial instruments – initial recognition and subsequent measurement

(i) Financial Assets

Initial recognition and measurement

Financial assets are classified as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale financial assets, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. The Company and subsidiary determine the classification of its financial assets at initial recognition, as it becomes an integral part of contractual provisions of the instruments.

All financial assets are initially recognized at fair value, plus, in case of investments not designated at fair value through profit or loss, transaction costs directly attributable to the acquisition of the financial asset.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the market place (regular way trades) are recognized on the trade date, i.e., the date that the Company and subsidiary commit to purchase or sell the asset.

The Company’s and subsidiary financial assets include cash and cash equivalents, trade accounts receivable and other receivables, trade and non-traded financial instruments and derivative financial instruments.

Subsequent measurement

The subsequent measurement of financial assets depends on their classification, which may be as follows:

Financial assets at fair value through profit or loss: These include financial assets held for trading and financial assets designated upon initial recognition at fair value through profit or loss. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. This category includes derivative financial instruments taken out by the Company and subsidiary that do not meet the hedge accounting criteria, as defined by applicable standards. Financial assets at fair value through profit or loss are presented in the balance sheet at fair value, with the corresponding gains or losses recognized in the income statement.

Loans and receivables: These are non-derivative financial assets, with fixed or determinable payments, not traded in an active market. After the initial measurement, these financial assets are recorded at amortized cost under the effective interest method (effective interest rate), net of impairment, if and where applicable. The amortized cost is calculated in view of any discount or premium on the acquisition and rates or costs incurred. The amortization under the effective interest method is included in the financial income line in the statement of income. Impairment is recognized as financial expenses in the statement of income, if and where applicable.

Investments held to maturity: These are non-derivative financial assets with fixed or determinable payments and fixed maturity are classified as held to maturity whenever the Company and subsidiary expressed the intention and financial capacity to hold them to maturity. After the initial valuation, investments held to maturity are valued at amortized cost under the effective interest method, net of impairment. The amortized cost is calculated in view of any discount or premium on the acquisition and rates or costs incurred. The amortization of effective interest is included in financial income, in the statement of income. Losses on impairment are recognized as financial expenses in the statement of income. The Company and its subsidiaries did not record investments held to maturity during the years ended December 31, 2013 and 2012.

Financial assets available for sale: These are non-derivative financial assets not classified as: (i) loans and receivables, (ii) investments held to maturity or (iii) financial assets at fair value through profit or loss. These financial assets include equity and debt instruments. Debt securities in this category are those that are intended to be held for an indefinite period of time and that may be sold in response to needs for liquidity or in response to changes in the market conditions.

After the initial measurement, financial assets available for sale are measured at fair value, and unrealized gains and losses are recognized directly in the reserve for assets available for sale in other comprehensive income until the investment is written off, except for impairment losses, interest calculated using the effective interest rate method and foreign exchange gains and losses on monetary assets recognized in the income statement.

When the investment is derecognized or when impairment loss is identified, cumulative gains or losses previously recognized in other comprehensive income (loss) shall be recognized in the income statement.

The fair value of financial assets available for sale denominated in foreign currency is measured in the foreign currency and translated at the spot exchange rate of balance sheet date.

 Fair value changes attributable to translation differences are recognized directly in equity.

Derecognition (write-offs)

A financial asset (or, whenever the case, a part of a financial asset, or a part of a group of similar financial assets) is derecognized when:

• The rights to receive the cash flows from the asset have expired;

The Company and subsidiary has transferred its rights to receive cash flows of the asset or has assumed an obligation to fully pay the cash flows received, without significant delay to a third party under an onlending agreement, and (i) the Company transferred  substantially all risks and rewards of the asset, or (ii) the Company has neither transferred nor retained substantially all risks and rewards related to the asset, but has transferred control over the asset.

When the Company or subsidiary has transferred its rights to receive the cash flows from an asset or has entered into a pass-through arrangement, and has neither transferred nor retained substantially all the risks and rewards related to the asset, the asset is recognized to the extent of the Company’s continuing involvement in the asset.

(ii) Impairment of financial assets

The Company and subsidiary assesses at the balance sheet dates whether there is any objective evidence of impairment of the financial asset or group of financial assets. A financial asset or group of financial assets is considered to be impaired only if there is an objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (an incurred “loss event”) and this loss event impacted the estimated future cash flow of the financial asset or group of financial assets that can be reliably measured.

Evidence of impairment loss may include indication that the borrowing parties are going through significant financial hardship. The probability that they will go bankrupt or other financial reorganization, that there will be default or late payment of interest or principal may be indicated by a measurable drop in the estimated future cash flows, such as changes in maturity or economic conditions related to defaults.

Financial assets at amortized cost

With regard to financial assets at amortized cost, first, the Company or subsidiary individually tests whether there are clear evidence of impairment for each financial asset individually significant or group of financial assets that are not individually significant. If the Company concludes that there is no impairment evidence for a financial asset individually tested, whether significant or not, the asset is included in a group of financial assets with similar characteristics of credit risk and is tested as a whole in relation to impairment. Assets that are individually tested for impairment, and for which impairment loss is or continues to be recognized, are not included in any group of financial assets to be tested for impairment.

When there is clear evidence of impairment, the impairment loss is measured as the difference between the asset book value and the present value of the estimated future cash flows (excluding future credit losses expected but not incurred). The present value of estimated future cash flows is discounted at the original effective interest rate for the financial asset.

The asset book value is decreased by a provision and the loss amount is recognized in the income statement. Loans, jointly with the corresponding provision, are written off when there is no realistic perspective of its future recovery and all guarantees have been realized or transferred to the Company. If in a subsequent year the estimated impairment loss increase or decrease due to an event occurring after the impairment loss recognition, the loss previously recognized is increased or decreased, adjusting itself with the provision. In case of future recovery, if any, of an amount written off, this recovery is recognized in the income statement.

Available for sale financial investments

The Company and subsidiary assesses at the balance sheet dates whether there is objective evidence that an investment is impaired.

In the case of equity investments classified as available-for-sale, objective evidence would include a significant or prolonged decline in the fair value of the investment below its cost.

When there is evidence of impairment, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that investment previously recognized in the income statement – is removed from equity and recognized in the income statement. Increases in their fair value after impairment are recognized directly in other comprehensive income

In the case of debt instruments classified as available for sale, impairment is assessed based on the same criteria as financial assets carried at amortized cost. However, the amount recorded for impairment is the cumulative loss measured as the difference between the amortized cost and the current fair value, less any impairment loss on that investment previously recognized in the income statement.

Future interest income continues to be accrued based on the reduced carrying amount of the asset, using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. The interest income is recorded as part of finance income. If, in a subsequent year, the fair value of a debt instrument increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in the income statement, the impairment loss is reversed through the income statement.

(iii) Financial liabilities

Initial recognition and measurement

Financial liabilities are initially classified as financial liabilities measured at fair value through profit or loss, loans and financing, accounts payable, or derivatives classified as hedging instruments, as the case may be. The Company and subsidiary determines the classification of its financial liabilities upon their initial recognition.

Financial liabilities are initially recognized at fair value plus, in the case of loans and financing, transaction cost directly attributable thereto.

Company's and subsidiary financial liabilities include trade and other accounts payable, loans and financing agreements, and derivative financial instruments.

Subsequent measurement

Measurement of financial liabilities depends on their classification, which can be as follows:

Financial liabilities at fair value through profit or loss: these include financial liabilities designated upon initial recognition at fair value through profit or loss. This category includes derivative financial instruments taken out by the Company and subsidiary that do not meet the hedge accounting criteria, as defined by applicable standards.

The Company and subsidiary did not designate any financial asset at fair value through profit or loss at the initial recognition.

Loans and financing: After initial recognition, loans and financing subject to interest are subsequently measured at amortized cost, using the effective interest rate method. Gains and losses are recognized in the income statement when the liabilities are derecognized and through the amortization process under the effective interest rate method.

Derecognition (write offs)

A financial liability is written off when the obligation thereunder is discharged, cancelled or expires.

When an existing financial liability is replaced by another from the same lender with substantially different terms, or terms of an existing liability are substantially modified, such replacement or modification is treated as write-off of original liability and recognition of a new liability, and the difference in corresponding carrying amounts is recognized in the income statement.

(iv) Offsetting of financial instruments –net disclosure

Financial assets and financial liabilities are offset and the net amount is reported in the balance sheet if, and only if, there is a current enforceable legal right of offsetting the amounts recognized and if there is the intention to offset or realize the asset and settle the liability simultaneously.

(v) Fair value of financial instruments

The fair value of financial instruments actively traded in organized financial markets is determined based on purchase prices quoted in the market at close of business at balance sheet date, without any deduction for transaction costs.

The fair value of financial instruments for which there is no active market is determined by using valuation techniques. These techniques may include the use of recent market transactions (on an arm’s length basis); reference to the current fair value of another similar instrument, analysis of discounted cash flows or other valuation models.

l)	Derivative financial instruments and hedge accounting

The Company uses derivative financial instruments, such as currency and interest rate swaps, to provide hedge against the risk of changes in exchange rates.

Derivative financial instruments designated in hedging transactions are initially recognized at fair value on the date in which the derivative agreement is entered into, being subsequently revaluated also at fair value. Derivatives are presented as financial assets when the fair value of the instrument is positive and as financial liabilities when the fair value is negative.

Any gains or losses arising from changes in the fair value of derivatives are taken directly to profit or loss, except for the effective portion of cash flow hedges, which is recognized in other comprehensive income.

For the purpose of hedge accounting, hedges are classified as: cash flow hedges and fair value hedges.

At the inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which the Company wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the effectiveness of changes in the hedging instrument’s fair value in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk.

As for cash flow hedges, the hedge relationship documentation also includes the highly probable forecast nature of the transaction as well as the periods expected to transfer gains or losses arising from hedge instruments from equity the income statement. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated.

The Company’s contracts are classified as cash flow hedges when they protect from changes in cash flows that are attributable to a particular risk associated to a recognized liability that may affect the result of operations, and as fair value hedges when they protect from changes in the fair value of an identified part of certain liabilities that are attributable to a particular risk and may affect the result of operations.

Cash flow Hedges

Cash flow hedges meeting the recording criteria are accounted for as follows: (i) the portion of gain or loss from the hedge instrument determined as effective hedge shall be recognized directly in equity (in other comprehensive income) and (ii) the ineffective portion of gain or loss from the hedge instrument shall be recognized in the statement of income.

When the Company’s documented risk management strategy for a specific hedging relationship excludes from the hedge effectiveness evaluation a specific component of gain or loss or the related cash flows from the hedging instrument, this excluded component of gain or loss is promptly recognized in financial income (expense).

The amounts recorded in other comprehensive income are promptly transferred to the income statement when the hedged transaction affects P&L, for instance, when hedged financial income or expense is recognized or when an expected sale takes place. When the hedged item is the cost of a non-financial asset or liability, the amounts recorded in equity are transferred to the initial carrying amount of the non-financial asset or liability.

If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover (as part of the hedging strategy), or if its designation as a hedge is revoked, or when the hedge fails to meet the hedge accounting criteria, any cumulative gain or loss previously recognized in other comprehensive income remains separately in equity until the forecast transaction occurs or the firm commitment is fulfilled.

Fair value hedges

Fair value hedges meeting the recording criteria are accounted for as follows: (i) gain or loss from changes in fair value of a hedge instrument shall be recognized in the income statement as finance costs; and (ii) gain or loss from a hedged item attributable to the hedged risk shall adjust the recorded amount of the hedged item to be recognized in the statement of income, as finance costs.

For fair value hedges relating to items carried at amortized cost, any adjustment to carrying value is amortized through profit or loss over the remaining term of the hedge using the effective interest rate method. The effective interest rate amortization may begin as soon as an adjustment exists and no later than when the hedged item ceases to be adjusted for changes in its fair value attributable to the risk being hedged.

If the hedged item is derecognized, the unamortized fair value is recognized immediately in profit or loss.

When an unrecognized firm commitment is designated as a hedged item, the subsequent cumulative change in the fair value of the firm commitment attributable to the hedged risk is recognized as an asset or liability with a corresponding gain or loss recognized in profit and loss.

Current versus noncurrent classification

Derivative instruments not classified as effective hedge instrument are classified as current or non-current or segregated into short and long term portions based on an evaluation of the contracted cash flows.

•  When the Company and its subsidiary expect to hold a derivative as an economic hedge (and do not apply hedge accounting) for a period beyond 12 months after the reporting date, the derivative is classified as noncurrent (or separated into current and noncurrent portions) consistently with the classification of the underlying item.

•   Derivative instruments that are designated as, and are effective hedging instruments, are classified consistently with the classification of the underlying hedged item.

The derivative instrument is separated into a current portion and a noncurrent portion only if a reliable allocation can be made.

m)	Far value measurement

The Company and subsidiary measures financial instruments, such as derivatives and non-financial assets, at fair value at each reporting date.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurement is based on the assumption that the transaction to sell the asset or to transfer the liability will take place either:

• In the principal market for the asset or liability; or
• In the absence of a principal market, in the most advantageous market for the asset or liability.

The Company and subsidiary must have access to the principal (or most advantageous) market.

The fair value of an asset or liability is measured based on the assumption that market participants would use to define the price of an asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Company and its subsidiary use valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All the assets and liabilities for which a fair value is measured or disclosed in financial statements are categorized within the fair value hierarchy described below, based on the lowest level input that is significant to the entire fair value measurement.

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: valuation techniques for which the lowest level input that is significant to the fair value measurement is either directly or indirectly observable.

Level 3: valuation techniques for which the lowest level input that is significant to the fair value measurement is not observable.

For assets and liabilities recognized in the financial statements on a recurring basis, the Company and subsidiary determines whether there have been transfers among hierarchy levels, revaluing their categorization (based on the lowest level input that is significant to the entire fair value measurement) at the end of each reporting period.

For fair value disclosure purposes, the Company and subsidiary determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy, as described above.

For the year ended December 31, 2013, there were neither transfers between “level 1” and “level 2” fair value measurements nor transfers between “level 3” and “level 2” fair value measurements. The Company has no financial instruments categorized within level 3 of the fair value hierarchy.

The fair values of financial instruments measured at amortized cost are described in Note 36.

n)	Borrowing Costs

Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily requires more than 18 months to get ready for its intended use or sale are capitalized as part of the underlying asset cost.

All other borrowing costs are expensed in the period they incur. Borrowing costs include interest expense and other costs incurred by an entity in respect of borrowings.

o)	Interest on shareholder’s equity and dividends

Interest on shareholders´ equity

Brazilian legislation allows companies to pay interest on shareholders´ equity, which is similar to payment of dividends; however, this is deductible for income taxes calculation purposes. The amount due accrued by the Company and subsidiary in its accounting records in compliance with Brazilian tax law is matched against the financial expenses account in the income statement for the year and, for the presentation of these financial statements, such expense is reversed against a direct charge to equity, resulting in the same accounting treatment adopted for dividends. The distribution of interest on shareholders´  equity to shareholders is subject to withholding income tax at a 15% rate.

Dividends

The mandatory minimum dividends are recorded in the balance sheets as legal obligations (provisions in current liabilities), and the dividends in excess of such minimum amount, still not approved by the Shareholders’ Meeting, are recorded in equity as dividend reserve.

p)	Provisions

General

Provisions are recorded when the Company or subsidiary have a present (legal or constructive) obligation arising from past events, the settlement of which is expected to result in an outflow of economic benefits, in an amount that can be reliably estimated. Provisions are adjusted at balance sheet date considering the probable amount of loss and the nature of each contingency (Note 20).

Provisions for contingencies are presented at their gross amount, less the corresponding judicial deposits, and are classified as provisions for civil, labor, tax and regulatory contingencies. Judicial deposits are classified as assets if the conditions required for their net presentation with the provision are not available.

Provisions for civil, labor, tax and regulatory contingencies

The Company and subsidiary are party to labor, tax, civil and regulatory claims and set up a provision for contingencies likelihood of loss of which was estimated as probable. Assessment of the likelihood of loss includes analysis of available evidence, hierarchy of laws, available case law, recent court rulings and their relevance in the legal system, as well as the evaluation of outside legal advisors. Provisions are reviewed and adjusted to take into account changes in circumstances, such as the applicable statute of limitations, tax audit conclusions or additional exposures identified based on new matters or court decisions.

Provision for demobilization of assets

This refers to costs to be incurred due to the return to the owners of the sites (locations intended for tower and equipment installation at leased property) under the same conditions at the time of execution of the initial lease agreement.

Demobilization costs are provided at the present value of expected costs to settle the obligation using estimated cash flows and are recognized as part of the cost of the particular asset. The cash flows are discounted at a current pre-tax rate that reflects the risks specific to demobilization liability. The unwinding of the discount is expensed as incurred and recognized in the income statement as a finance cost. The estimated future costs of demobilization are reviewed annually and adjusted as appropriate. Changes in the estimated future costs or in the discount rate applied are added to or deducted from the cost of the asset.

Contingent liabilities recognized in a business combination

A contingent liability recognised in a business combination is initially measured at its fair value.

Subsequently, it is measured at the higher of: i) the amount that would be recognized in accordance with the requirements for provisions above or; ii)  the amount initially recognised less, when appropriate, cumulative amortization recognized in accordance with the requirements for revenue recognition.

q)	Taxes, charges and contributions

Acronyms of the taxes, charges and contributions described in these financial statements are as follows:

CIDE – Contribution Tax for Intervention in the Economic Order – Federal Tax;
COFINS – Contribution Tax on Gross Revenue for Social Security Financing – Federal Tax;
CSLL – Social Contribution Tax on Net Profit – Federal Tax;
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

Deferred taxes

Deferred tax is generated from temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts.

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

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Derecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax liabilities are recognized for all temporary tax differences, except: (i) when the deferred tax liability arises from initial recognition of goodwill, or an asset or liability in a transaction other than a business combination, and does not affect book profit or tax income or loss on the transaction date; and (ii) on temporary tax differences related to investments in subsidiaries, in which temporary difference reversal period can be controlled and temporary differences are not likely to be reversed in the near future.

Deferred tax assets and liabilities are measured at the tax rate expected to be applicable for the year the asset will be realized or the liability will be settled, based on tax rates (and tax law) published as of the balance sheet date.

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

Sales taxes

Revenue from services rendered is subject to ICMS or ISS taxation at the rates in force in each area and to PIS and COFINS taxation on a cumulative basis for revenue from telecommunication services, at 0.65% and 3.00%, respectively. Other revenue earned by the Company and subsidiary, including revenue from resale of goods, on a noncumulative basis, is taxed at 1.65% and 7.60% for PIS and COFINS, respectively, and by ICMS at the rates in force in each State.

Prepaid or recoverable taxes are recorded in current or noncurrent assets according to their estimated realization.

Provisional Measure (MP) No. 627

On November 11, 2013, Provisional Measure No. 627 was issued, which introduces a number of changes in the income tax legislation, social contribution, PIS, COFINS, among which are:

i) Repeal of Tax Regime (RTT), established by Law No. 11,941/09 of 27 May 2009, beginning on January 1, 2015, optional basis, beginning on January 1, 2014; and

ii) Amendment of specific provisions of Decree - Law No. 1,598/77 with the objective of adapting the tax law with corporate law and accounting standards, due to the extinction of the RTT and the need to establish a new way of calculating the income tax and social contribution.

As permitted by Article No. 71 of this MP, the Company will opt for adoption of the provisions contained in Articles 1 to 66, when applicable, as of January 1, 2014, so the Federal Revenue of Brazil (RFB) will define the shape, the term and conditions for that option.

r)	Other assets and liabilities

An asset is recognized in the balance sheet when it is likely that its future economic benefits will flow to the Company or subsidiary, and its cost or value can be reliably measured.

A liability is recognized in the balance sheet when the Company or subsidiary have a legal or constructive obligation as a result of a past event and it is probable that an outflow of funds will be required to settle it.

Assets and liabilities are classified as current or noncurrent. An asset is classified as current when:

•   it is expected to be realized or it is intended to be sold or used in the regular operating cycle;
•   it is held primarily for trading;
•   it is expected to be realized within 12 months from the reporting date; or
•  cash or cash equivalents, unless there are limitations on its swap or it is used to settle a liability for at least 12 months after the reporting period.

All other assets are classified as noncurrent.

A liability is classified as current when:

•   it is expected to be settled in the regular operating cycle;
•   it is held primarily for trading;
•   it is expected to be realized within 12 months from the reporting date; or
•  there is no unconditional right to defer the settlement of the liability for at least 12 months from the reporting date.

All other liabilities are classified as noncurrent.

s)	Present value adjustment of assets and liabilities

Current and noncurrent monetary assets and liabilities are adjusted to present value whenever the effects are considered significant on the overall financial information. The present value adjustment is calculated using contractual cash flows and the explicit interest rate, and in certain cases the implicit interest rate, of respective assets and liabilities.

As such, the interest rates accrued on revenues, expenses and costs associated with these assets and liabilities are discounted with a view to recognizing them on an accrual basis. Subsequently, interest thereof is reallocated to financial income and expenses in the income statements by using the effective interest rate method in relation to the contractual cash flows. Implicit interest rates then applied were determined based on assumptions and are considered accounting estimates.

Based on the analysis performed and on management best estimates, the Company and subsidiary concluded that the adjustment to present value of current monetary assets and liabilities is immaterial in relation to the overall financial statements, and thus did not record any adjustment.

t)	Government grants and assistance

Government grants are recognized when there is reasonable assurance that the benefit will be received and the corresponding conditions were met. When the benefit refers to expense item, it will be recorded in income in equal amounts throughout the expected useful life of the corresponding benefit, on a systematic basis in relation to cost of which the benefit intends to settle.

When the Company receives non-monetary benefits, the asset and the benefit are recorded at nominal value and reflected in the income statement over the expected useful life of the asset, at equal annual amounts. The loan or assistance is initially recognized or measured at fair value. A government grant is measured as the difference between the initial carrying amount of the loan and proceeds therefrom. A loan is subsequently measured in accordance with the accounting policy.

When loans or similar assistance are provided by governments or related institutions, with an interest rate below the current applicable market rate, the effect of this favorable interest is regarded as a government grant.

The Brazilian tax legislation (Provisional Executive Order (MP) No. 2,199-14, of August 24, 2001, as amended by Law No. 11,196, of November 21, 2005), enabled legal entities holding enterprises located in areas under the supervision of Supervisory Authority for Development of the Amazon (SUDAM) and Superintendency for the Development of the Northeast (SUDENE), whose activity fall under an economy sector considered a priority, under the Executive branch ruling, to claim income tax reduction under the terms thereof.

Through the acquisition of Vivo Part. and Vivo, the Company benefits from a 75% income tax reduction, calculated based on profit from tax incentive operations (lucro da exploração) in the north region of Minas Gerais and Vale do Jequitinhonha and in the Brazilian states of Acre, Amapá, Amazonas, Maranhão, Mato Grosso, Pará, Rondônia and Roraima. This benefit will be effective up to 2013.

The profit generated by the portion subject to such benefit was excluded from calculation of dividends and may be only used in cases of capital increase or absorption of losses.

The financing lines through Banco Nacional de Desenvolvimento (BNDES), with interest rates lower than those prevailing in the market, under the scope of IAS 20/CPC 7, are recorded at fair value based on market rates. Adjustment arising from the comparison of the amount measured based on the rate agreed is upon accounted for as deferred revenue (Note 21).

u)	Revenue recognition

Revenues substantially correspond to value of considerations received or receivable arising from the provision of telecommunications services and sale of goods are presented net of taxes, discounts and returns (in case of sale of goods) thereon. Revenues and expenses are stated on the accrual basis of accounting.

Revenue is recognized when it is probable that future economic benefits will flow to the Company and subsidiary, when it can be reliably measured, costs incurred in the transaction can be measured, the risks and benefits have been substantially transferred to the buyer and when specific criteria are met for every activity of the Company and subsidiary.

The Company and subsidiary assess its revenue arrangements against specific criteria to determine if it is acting as principal or agent. The Group has concluded that it is acting as a principal in all of its revenue arrangements, except for infrastructure swap revenue.

Revenues of the Company and subsidiary comprise basically the voice portal, data and additional telecommunication services that are offered to customers through fixed-price traffic packs (paid on a monthly basis) or based on customers’ consumption, remuneration network usage and sales of goods.

Recognition of revenues from telecommunication services

Revenues from telecommunication services provided are recorded on the accrual basis based on the amounts agreed upon. Local and long-distance calls are billed by the measurement process under the legislation in force. The services billed on fixed monthly amounts are calculated and accounted for on a straight-line basis. Unbilled revenues from the last billing up to the balance sheet date is recognized in the month in which the service is provided.

Revenues related to public phone cards sales are deferred and recognized in the income statement based on the estimated usage of cards.

Revenues related to pre-paid mobile recharge credits, as well as taxes payable due are deferred and recognized in the income statement to the extent services are effectively provided.

Revenues from equipment lease contracts classified as finance lease agreement are recognized in installation of equipment upon effective transfer of risk. Revenue is recognized at present value of future minimum payments provided for in contract.

Revenues from services are basically subject to the following indirect taxes: ICMS, PIS, COFINS and ISS.

Recognition of revenue and cost of goods sold

Revenues and cost of goods sold (mobile phones, simcards and accessories) are recorded when risks and rewards inherent to such goods are transferred to buyer. Sales made in own stores are recognized upon sale to final consumer. Revenues and costs of goods sold by dealers are recognized in the P&L when the device is activated, limited to 90 days after the date of sale.

Customer loyalty program

The Company has a loyalty points program that enables  customers to accumulate points while paying bills regarding the usage of the services offered. The accumulated points may be exchanged for telephone sets or services, conditional upon obtaining a minimum balance of points by customer. The consideration received is allocated to the cost of sets or services at fair value. The fair value of these points is determined by dividing the discount granted by the number of points required for the redemption based on the such fidelity program. The fair value of the accumulated balance of points generated is deferred and recognized as revenue upon redemption of points

The number of points to be accounted for is determined through statistical techniques that consider assumptions and historical data on expected redemption rates, such as, expiration percentage and cancellation of points. These estimates are subject to variations and uncertainties due to changes in the behavior of customers’ redemptions (Note 21).

Membership fee and promotional campaigns

Participation fees paid for promotional campaigns by customers of the Company are deferred and recorded in P&L throughout the duration of such campaign.

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

The fair value determination of each element then identified implies the need for complex estimates given the nature of the business.

A possible change in fair values estimates could affect the distribution of revenues between components and consequently the deferred revenues.

v)	Financial income and expenses

These include interest and monetary and exchange variations arising from short-term investments, derivative transactions, loans, financing, debentures, adjustments to present value of transactions that generate monetary assets and liabilities and other financial transactions. These are recognized on the accrual basis when earned or incurred by the Company or subsidiary.

For all financial instruments measured at amortized cost and interest bearing financial assets classified as available for sale, interest income is recorded using the effective interest rate (EIR). EIR is the rate that exactly discounts the estimated future cash payments or receipts over the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset or liability.

w)	Post-retirement benefit plans

The Company and subsidiary individually sponsor pension funds of post-retirement benefits for active and retired employees, in addition to a multiemployer supplementary retirement plan and health care plan to former employees. The contributions are determined on actuarial bases and recorded on the accrual basis. Benefit plans are determined based on actuarial evaluations at the end of each year, in order to ensure that the contributions are sufficient to set up the required reserve for both current and future commitments.

The actuarial liabilities related to defined benefit plans were calculated using the projected unit credit method. Actuarial gains and losses are recognized immediately in equity (in other comprehensive income).

For plans with defined contribution characteristics, the obligation is limited to the payment of contributions, which are recognized in the P&L of the respective years.

The asset or liability related to defined benefit plan to be recognized in financial statements correspond to the present value of the obligation by defined benefit (using a discount rate based on long-term National Treasury Notes “NTNs”), less fair value of plan assets that will be used to settle the obligations. The plan assets are assets held by a privately-held supplementary pension plan entity. The plan assets are not available to the Company’s creditors and cannot be paid directly to the Company. The fair value is based on information on market prices and, in case of securities quoted, on purchase price disclosed. The value of any defined benefit asset then recognized is limited to the present value of any economic benefits available as a reduction in future plan contribution from the Company and subsidiary.

Upon the adoption of IAS 19 (Revised) effective 1 January 2013, pension benefit costs recognized in the Income Statements are limited to service cost and the net interest cost (income) on the net defined benefit plan obligation (asset). All remeasurement effects on the plan assets and obligations are recognized initially in comprehensive income and immediately reclassified permanently in retained earnings.

x)	Significant accounting judgment, estimates and assumptions

The preparation of the financial statements requires management to make judgments, estimates and assumptions supported by valuation bases used in accounting estimates. The accounting estimates involved in the preparation of the financial statements were based on objective and subjective factors considering management’s judgment to determine the adequate amount to be recorded in the financial statements.

However, uncertainties involving these estimates may result in amounts significantly different from those recorded in the financial statements due to the criteria inherent in the estimation process.

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities are described below:

Impairment of nonfinancial assets

An impairment loss exists when the book value of an asset or cash-generating unit exceeds its recoverable amount, which is the higher of fair value less cost of sales and value in use. The calculation of fair value less cost of sales is based on information available on sales transactions of similar assets or market price less additional costs to dispose of the asset. Calculation of value in use is based on discounted cash flow model. The recoverable value is sensitive to the discount rate used in discounted cash flow method, as well as to the receipt of estimated future cash flows and the growth rate used for extrapolation purposes.

Post-retirement benefit plan

The cost of defined benefit retirement plans and other post-retirement health care benefits and the present value of retirement obligation are determined based on actuarial valuation methods. Actuarial valuations involve the use of assumptions on discount rates, future salary increases, death rates and future increases in pension and retirement plans. The defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed annually.

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

Where impairment is identified amounting to tangible and intangible assets, an adjustment of such amount is recorded in the P&L for the year. The need to record impairment loss is determined through estimates that include, among others, the analysis of the possible impairment causes and the estimated amount thereof. In this regard, factors such as technological obsolescence, suspension of certain services and other changes are also considered in circumstances that demonstrate the need to record a possible impairment.

The Company and subsidiary periodically analyze the performance of the defined CGUs in order to identify a possible impairment in goodwill. The determination of the recoverable amount of the CGU to which the goodwill is allocated also includes the use of assumptions and estimates and requires a significant level of judgment and criterion.

Taxes

There are uncertainties regarding the interpretation of complex tax regulations and the amount and term of future taxable income. The Company and subsidiary set up provisions based on adequate estimates, for possible audit consequences by tax authorities of the respective jurisdictions in which it operates. The value of these provisions is based on various factors such as past experience with tax audits and different interpretation of tax regulations by the taxpaying entity and the relevant tax authorities. Such differences of interpretation may arise in a wide variety of matters, depending on the conditions prevailing in the respective domicile of the Company and subsidiary.

The Company and subsidiary evaluate the recoverability of deferred tax asset based on estimates of future results. This recoverability ultimately depends on the ability of the Company to generate taxable profits over the period in which the deferred tax asset is deductible. The analysis considers the reversal period of deferred tax liabilities, as well as estimates of taxable profits, based on updated internal projections reflecting the latest trends.

Determining the proper classification of the tax items depends on several factors, including an estimate of the period and the realization of the deferred tax asset and the expected date of payments of these taxes. The actual flow of receipt and shipment of income tax could differ from estimates made by the Company and subsidiary, as a result of changes in tax laws or of unexpected future transactions that may impact tax balances.

Provisions for tax, labor, civil and regulatory proceedings

Provisions are recognized when the Company has a present obligation arising from a past event, of which settlement requires an outflow of resources rated as probable and may be reliably estimated. This obligation can be legal or tacit, derived from, among other factors, regulations, contracts, customary practices or public commitments that expose third parties to a valid expectation that the Company will assume certain responsibility. The determination of the provision is based on the best estimate of the reimbursement required to settle the corresponding obligation, considering the information available on the closing date, including the opinion of independent experts, such as legal counselors.

y)	Functional and reporting currency

Company’s functional and reporting currency is the Brazilian real. Transactions in foreign currency were translated at the currency exchange rate in force on the date the transaction. Assets and liabilities stated in foreign exchange were translated at the currency exchange rate in force at the balance sheet date. The exchange rate changes arising from transactions in foreign currencies are recognized in P&L as financial income or expenses.

z)	Transactions denominated in foreign currency

The monetary assets and liabilities denominated in foreign currencies are translated to the functional currency (real) at the exchange rate (fx rate) in force on the transaction date and subsequently remeasured based on fx rate effective on the reporting date which, at December 31, 2013 was: US$1.00 = R$2.3426, €1.00 = R$3.23068 and at December 31, 2012, was: US$1.00 = R$2.0435, €1.00 = R$2.693946. Gains and losses resulting from the remeasurement of these assets and liabilities between the foreign exchange rate prevailing at the transaction and reporting dates are recognized in P&L.

aa)	Employee profit sharing

The Company and subsidiary have obligations arising from employment contracts, recognizing these provisions during the year. Provisions are recorded to recognize the expense regarding employee profit sharing. These provisions are calculated on the basis of qualitative and quantitative goals set by the management and accounted for in specific accounts according to function in groups of Cost of services, Selling expenses and General and administrative expenses.

bb)	Share-based payments

The Company measures the cost of transactions settled with employees and officers based on shares issued by parent company Telefónica S.A., by reference to the fair value of the equity instruments at the date at which they are granted, using the binomial valuation model. This fair value is charged to the income statement over the period until the vesting date.

cc)	Treasury shares

Own equity instruments which are reacquired (Treasury shares) are recognized at cost and deducted from shareholders’ equity. No gains or losses are recognized in P&L on purchase, sale, issue or cancellation of the Company's own equity instruments.

dd)	Noncontrolling interests

Noncontrolling interests represent the portion of profit or loss and equity of subsidiaries not owned by the Company, thus being disclosed in the consolidated balance sheet under equity.

ee)	Information on operating segments

Operating segments are defined as components of a venture for which separate financial information is made available and evaluated on a regular basis by the Company’s chief operating decision maker involving the allocation of funds to an individual segment and segment performance assessment. Considering that: (i) all officers and managers' decisions are based on consolidated reports; (ii) the Company and subsidiary’s mission is to provide its customers with quality telecommunications services; and (iii) all decisions related to strategic planning, finance, shopping, short- and long-term investments are made on consolidated basis, the Company and subsidiary operate in a single operating segment, namely the provision of telecommunications services.

ff)	Statements of cash flow

The statement of cash flows was prepared in accordance with IAS 7/CPC 03 - Cash Flow Statements using the indirect method, and reflects the changes in cash for the years reported.

4.	Acquisition of Vivo Participações S.A.

On April 27, 2011 the shareholders meetings held by the Company and Vivo Participações S.A. (Vivo Part.) approved the acquisition of 100% of the shares that the Company held in the latter. Each share of Vivo Part. was substituted for 1.55 shares of the Company. This operation was recorded under the acquisition method.

The Company adopted the fair value of the shares acquired in view of the economic value report prepared by the specialized company engaged by management since it consists of a transaction between two companies under common control, the share value approximates that paid by SP Telecomunicações Participações Ltda. in the equity offering (OPA) of March 2011, which led to the acquisition of 2.65% of capital of Vivo Part., previously held by noncontrolling shareholders.

The fair values of the identifiable assets acquired and liabilities taken on from Vivo Part. were measured and recognized on the acquisition date.

These values were determined through various valuation methods, depending on the type of asset and/or liability in question, as well as the better information available and assisted by specialized advisors.

The methods and hypotheses for determination of these fair values were as follows:

Licenses

The fair value was determined through the Multi-Period Excess Earnings Method (MEEM), which is based on a calculation of discount of cash flows of future economic benefits attributable to the licenses, net of the eliminations of the charges relating to the contributing assets implied in the generation of these flows and excluding the flows attributable to the customers portfolio.

This method is based on the assumption that the intangible assets seldom generate profits by its own. Accordingly, the cash flows attributable to the licenses are those remaining after the return of all contributing assets necessary to generate the estimated cash flows. The fair value allocated to the licenses on the acquisition date reached R$12,876,000, which is being amortized for 27.75 years.

Customers portfolio

The customers portfolio also was valued by the MEEM method, which is based on a calculation of discounted cash flows of future economic benefits attributable to the customers base, net of the eliminations of the obligations of contributions implied in their generation. To estimate the useful life remaining from the customers base, an analysis of the average length of the relationship with customers, using a churn rate method was made.

This analysis of lives is aimed at estimating a subsistence curve which allows for the future churn profiles associated with the current customers base. As an approximation of the customers subsistence curve, the so-called Iowa curves were considered. The fair value allocated to the customers portfolio on the acquisition date reached R$2,042,000, which is being amortized for an average period of 8.5 years.

Trademark

The fair value of the “Vivo” trademark was calculated under the “relief-from-royalty” method. In accordance with this method, the value of the asset is determined by capitalizing royalties saved in connection with the intellectual property. In other words, the trademark owner obtains profit since it owns the intangible asset instead of paying royalties for its use. Royalties saved was determined by applying a market royalty rate (expressed as a percentage of revenues) to future revenues expected to be obtained from the sale of the products or services associated with the intangible asset. A market royalty rate is usually expressed as a percentage of net revenues which an interested owner would charge an interested user for the use of an asset owned in a free transaction, being both parties duly informed. The fair value allocated to the trademark on the acquisition date reached R$1,642,000, which is being amortized for 19.5 years.

Following are the fair value, the goodwill and the cost of participation of the identifiable assets acquired and liabilities taken on from Vivo Part. on the acquisition date:

Information (in thousands of R$)	Fair Value
Current assets	7,244,124
Noncurrent assets	28,134,683
Deferred tax assets, net(b)	417,883
Other noncurrent assets	2,385,177
Property, plant and equipment	6,198,358
Intangible assets (a)	19,133,265

Current liabilities	(7,964,209)
Noncurrent liabilities	(5,352,456)
Other noncurrent liabilities (c)	(5,352,456)

Net assets	22,062,142
Equity expenses	31,222,630
Goodwill on operation	9,160,488

(a)
Includes the allocation of the fair value to licenses (R$12,876,000), to the trademark (R$1,642,000) and customer portfolio (R$2,042,000). The Company does not consider the trademark and the customers portfolio as deductible for tax purposes.

(b)	Includes the recognition of deferred income taxes on (a) and (c).
(c)	Includes the allocation of fair value attributed to the contingent liabilities for R$283,000.

In accordance with IFRS 3(R) – Business Combination, the acquirer must recognize, on the acquisition date, contingent liabilities taken on from a business combination, even if cash outflow is not probable to settle the obligation, provided that a present obligation arising from past events and its fair value may be reliably measured. Meeting former requirements, upon the acquisition contingent liabilities were recognized at fair value of R$283,000, which were determined in view of the estimated cash outflows for settlement on the acquisition date.

Costs incurred with the transaction were posted to P&L, in other operating expenses.

5.	Cash and cash equivalents

	12.31.13	12.31.12 - Restated	01.01.12 - Restated
Cash and banks	101,921	94,304	76,316
Short-term investments	6,442,015	7,039,181	2,813,227
Total	6,543,936	7,133,485	2,889,543

Short-term investments basically correspond to Bank Deposit Certificates (CDB), which are pegged to the Interbank Deposit Certificate (CDI) rate variation, are highly liquid and are kept with first-tier financial institutions.

In addition, not included in the amounts above, the Company has short-term investments in the consolidated amounts of R$106,455 at December 31, 2013 (R$109,708 at December 31, 2012), in noncurrent assets.

6.	Trade accounts receivable, net

	12.31.13	12.31.12 - Restated	01.01.12 - Restated
Billed amounts	4,485,539	4,066,835	3,695,379
Unbilled amounts	1,890,485	1,675,091	1,677,708
Interconnection amounts	859,894	977,644	896,639
Gross accounts receivable	7,235,918	6,719,570	6,269,726
Provision for impairment	(1,175,973)	(1,079,254)	(1,056,729)
Total	6,059,945	5,640,316	5,212,997

Current	5,802,859	5,546,938	5,128,142
Non-current	257,086	93,378	84,855

The aging list of trade accounts receivable, net of the provision for impairment, is as follows:

	12.31.13	12.31.12 - Restated	01.01.12 - Restated
Falling due	4,398,791	4,331,163	4,125,659
Overdue from 1 to 30 days	795,389	718,693	631,923
Overdue from 31 to 60 days	289,783	215,862	204,775
Overdue from 61 to 90 days	166,105	193,291	115,125
Overdue from 91 to 120 days	62,122	60,669	49,815
Overdue for more than 120 days	347,755	120,638	85,700
Total	6,059,945	5,640,316	5,212,997

At December 31, 2013 and 2012, no customer represented more than 10% of net trade accounts receivable.

Changes in the provision for impairment are as follows:

Balance at January 01, 2012	(1,056,729)
Additions, net (Note 26)	(654,273)
Write-offs	631,748
Balance at December 31, 2012	(1.079.254)
Additions, net (Note 26)	(741,274)
Write-offs	644,555
Merger/split as of July 1, 2013	-
Balance at December 31, 2013	(1,175,973)

At December 31, 2013, noncurrent consolidated accounts receivable includes R$160,478 referring to the new business model of goods for resale to legal entities, whose term for receipt is up to 24 months. The amount of unrecognized revenue (present value adjustment) on December 31, 2013 was R$18,174.

TData has a product called “Soluciona TI,” which consists of leasing IT equipment to small- and medium-sized enterprises, for which TData receives fixed installments over the lease term. Considering the contractual terms, the Company classified this product as Finance Lease. At December 31, 2013, the consolidated noncurrent accounts receivable balance includes R$96,608 (R$93,378 at December 31, 2012) related to this product.

The consolidated balance of trade accounts receivable, related to finance lease, comprises the following effects:

	12.31.13	12.31.12 - Restated	01.01.12 - Restated
Present value of receivables	335,376	294,245	261,933
Unrealized financial income	7,058	7,757	8,941
Gross accounts receivable	342,434	302,002	270,874
Provision for impairment	(99,791)	(86,648)	(69,375)
Net accounts receivable	242,643	215,354	201,499

Current	146,035	121,976	116,644
Noncurrent	96,608	93,378	84,855

At December 31, 2013, the aging list of trade accounts receivable is as follows:

Year	Trade Accounts Receivable, Gross	Present Value
Falling due up to one year	238,768	238,768
Falling due up to five years	103,666	96,608

Total	342,434	335,376

There are no unsecured residual values resulting in benefits to the lessor nor contingent payments recognized as revenue during the year.

7.	Inventories

	12.31.13	12.31.12 - Restated	01.01.12 - Restated

Consumer materials	58,492	59,417	94,547
Materials for resale (a)	498,803	380,163	435,032
Other inventory items	6,481	4,005	6,468
Total gross	563,776	443,585	536,047
Provision for impairment and obsolescence	(58,161)	(55,776)	(64,326)

Total current	505,615	387,809	471,721

(a)	This includes, among others, mobile telephones, simcards (chip) and IT equipment in stock.

Changes in the provision for impairment and obsolescence are as follows:

Balance at January 1, 2012	(64,326)
Additions	(35,972)
Reversals	44,522
Balance at December 31, 2012	(55,776)
Additions	(29,247)
Reversals	26,862
Merger/split as of July 1, 2013	-
Balance at December 31, 2013	(58,161)

Cost of goods sold, which includes amounts regarding provision for impairment and obsolescence, is stated in Note 25.

8.	Deferred taxes and taxes recoverable

8.1	Taxes recoverable

	12.31.13	12.31.12 - Restated	01.01.12 - Restated

ICMS (a)	1,556,452	1,631,088	1,665,896
ICMS agreement No. 39/CAT Admin Ruling No.06 (b)	355,251	288,520	307,832
Income and social contribution taxes (c)	377,704	528,109	1,143,987

Taxes withheld at source (d)	188,659	141,620	152,919
PIS and COFINS	63,816	148,092	210,950
Other	18,468	53,957	28,440

Total	2,560,350	2,791,386	3,510,024

Current	2,191,962	2,052,421	2,495,065
Non-current	368,388	738,965	1,014,959

(a)  Credits arising from additions to property, plant and equipment, subject to offsetting in 48 months.
(b)  Refund request for State Value-Added Tax (ICMS) paid for invoices cancelled at a later time.
(c)  Mainly prepaid income tax and social contribution, which will be offset against federal taxes to be determined in the future.
(d) Credits on withholding income tax on short-term investments, interest on shareholders´ equity and other, which are used as deduction in operations for the year and social contribution withheld at source on services provided to public entities.

8.2	Deferred taxes

The Company and its subsidiary calculate deferred income and social contribution tax assets considering the existence of taxable profit for the past five financial years and expected future taxable profit generation, which were based on a technical feasibility study, approved by the Board of Directors.

Significant components of deferred income and social contribution taxes are as follows:

	12.31.13	12.31.12 - Restated	01.01.12 - Restated
Deferred Assets
Income and social contribution tax losses (a)	262,915	21,290	348,576
Merged tax credit (b)	-	9,461	46,962
Income and social contribution taxes on temporary differences (c)
Provisions for labor, tax and civil contingencies	1,327,288	1,104,065	950,988
Post-employment retirement plans	143,537	133,371	104,856
Provision for impairment - accounts receivable	245,556	169,434	178,433
Provision for modem and other PP&E item losses	166,174	210,107	137,829
Profit sharing	71,948	62,218	82,564
Accelerated accounting depreciation	154,181	421,768	433,512
Provision for impairment – inventories	12,885	13,951	17,542
Provision for customer loyalty program	31,199	28,168	23,399
Derivative transactions	-	42,922	69,387
Trade accounts payable and other provisions	398,956	290,199	354,916
Income and social contribution taxes on other temporary differences	157,313	134,460	109,285
Total deferred tax assets	2,971,952	2,641,414	2,858,249

Deferred tax liabilities
Merged tax credit (b)	(337,535)	(269,514)	(207,668)
Income and social contribution taxes on temporary differences (c)
Technology Innovation Law	(308,490)	(416,700)	(333,156)
Exchange variation	-	(3,383)	(14,742)
Customer portfolio	(461,870)	(546,383)	(630,896)
Trademarks and patents	(479,548)	(508,178)	(536,808)
Licenses	(719,780)	(399,878)	(79,976)
Effects of goodwill generated upon merger of Vivo Part.	(568,338)	(344,927)	(258,695)
Vivo Part. Goodwill	(480,366)	(266,870)	(53,374)
Income and social contribution taxes on other temporary differences	(128,365)	(74,344)	(104,389)
Total deferred tax liabilities	(3,484,292)	(2,830,177)	(2,219,704)

Total noncurrent assets (liabilities), net	(512,340)	(188,763)	638,545

Deferred tax assets (liabilities), net
Represented in the balance sheet is as follows:

Noncurrent deferred tax assets, net	210,294	1,027,888	1,427,499
Noncurrent deferred tax liabilities, net	(722,634)	(1,216,651)	(788,954)
Deferred taxes were determined considering future realization, as under:

a)
Income and social contribution tax losses: this represents the amount recorded by the Company and its subsidiary which, in accordance with Brazilian tax legislation, may be offset to the limit of 30% of the tax bases computed for the following years, with no expiry date.

Following are the amounts of tax credits from losses on income tax and social contribution carry-forwards recognized for the years ended December 31, 2013 and 2012 and, January 1, 2012:

	Income tax	Social contribution tax	Total
Income and social contribution tax losses at January 1, 2012	1,745,928	1,705,050	3,450,978
Tax credit (25% + 9%)	436,482	153,455	589,937
Tax credit recognized	259,011	89,565	348,576
Unrecognized tax credit (*)	177,471	63,890	241,361

Income and social contribution tax losses at December 31, 2012 (restated)	930,409	997,434	1,927,843
Tax credit (25% + 9%)	232,602	89,769	322,371
Tax credit recognized	12,066	9,224	21,290
Unrecognized tax credit (*)	220,536	80,545	301,081

Income and social contribution tax losses at December 31, 2013	672,523	1,053,155	1,725,678
Tax credit (25% + 9%)	168,131	94,784	262,915
Tax credit recognized	168,131	94,784	262,915

(*) Due to the restructuring process, the T.Data recognized tax credits not recognized over the past years, so there is no credit not recognized in 2013.

b)	Merged tax credit: represented by tax benefits arising from corporate restructuring of goodwill for expected future profitability, whose tax use follows the limit set forth in tax legislation.

c)
Income and social contribution taxes on temporary differences: amounts will be realized upon payment of provisions, effective impairment or trade receivables, or realization of inventories, as well as upon reversal of other provisions.

Changes in deferred income and social contribution tax assets and liabilities are as follows:

Deferred tax assets	Tax losses	Deferred tax assets	Total

Balance at January 01, 2012 (Restated)	348,576	2,509,673	2,858,249
Provision	154,657	375,739	530,396
Provision reversal	(481,943)	(265,288)	(747,231)
Balance at December 31, 2012 - Restated	21,290	2,620,124	2,641,414
Provision	241,625	458,376	700,001
Provision reversal	-	(368,537)	(368,537)
Comprehensive income	-	(926)	(926)
Merger/split as of July 1, 2013	-	-	-
Balance at December 31, 2013	262,915	2,709,037	2,971,952

Deferred tax liabilities
Balance at January 01, 2012 (Restated)	(2,219,704)
Provision	(747,326)
Provision reversal	123,537
Other changes that did not flow through P&L	(8,071)
Comprehensive income	21,387
Balance at December 31, 2012 - Restated	(2,830,177)
Provision	(884,798)
Provision reversal	223,810
Other changes that did not flow through P&L	6,873
Merger/split as of July 1, 2013	-
Balance at December 31, 2013	(3,484,292)

The table below presents deferred income tax and social contribution for items charge or credited directly in other comprehensive income during the years ended December 31, 2013 and 2012.

	12.31.13	12.31.12 - Restated

Non-realized losses on available for sale investment	4,578	1,882
Actuarial losses and effect of the asset ceiling on plan surplus	(7,348)	23,726
Gain (losses) on derivative operations	1,844	(4,221)
Total	(926)	21,387

Following are the expected deadlines to realize net deferred tax assets.

2014	2015	2016	2017	2018	2019 onwards	Total
(635,572)	(113,087)	(39,151)	(71,645)	(80,702)	427,817	(512,340)

These amounts are based on projections which may change in the future.

9.	Escrow deposits

In some situations, in connection with a legal requirement or presentation of guarantees, judicial deposits are made to secure the continuance of the claims under discussion. These judicial deposits may be required for claims whose likelihood of loss was analyzed by the Company, grounded on the opinion of its legal advisors as a probable, possible or remote loss.

	12.31.13	12.31.12 - Restated	01.01.12 - Restated
Judicial deposits
Labor	1,036,055	933,866	789,705
Tax	2,364,913	2,182,513	1,938,270
Civil and regulatory	853,980	866,668	715,285
Total	4,254,948	3,983,047	3,443,260
Garnishments	97,572	52,846	47,651
Total	4,352,520	4,035,893	3,490,911

Current	204,165	126,625	116,421
Noncurrent	4,148,355	3,909,268	3,374,490

At December 31, 2013, the Company and its subsidiary had a number of tax-related judicial deposits, reaching the consolidated amount of R$2,364,913 (R$2,182,513 at December 31, 2012). Detailed information on the matters from which the main deposits stem, is in Note 20.

A brief description of the main tax-related judicial deposits is as follows:

•	Federal contribution taxes on gross revenue for Social Integration Program (PIS) and for Social Security Financing (COFINS)

Company and subsidiary are involved in disputes related to: (i) claim filed for overpayment of tax credits, not recognized by tax authorities; (ii) tax debt arising from underpayment due to differences in ancillary statements (Federal Tax Debt and Credit Return – DCTF); and (iii) disputes referring to changes in rates and increase in tax bases introduced by Law No. 9,718/98.

At December 31, 2013, consolidated judicial deposits amounted to R$31,162 (R$62,924 at December 31, 2012).

•	Social Contribution Tax for Intervention in the Economic Order (CIDE)

The Company is involved in legal disputes for the exemption of CIDE levied on offshore remittances of funds arising from agreements for the transfer of technology, brand and software licensing, etc.

At December 31, 2013, consolidated judicial deposits amounted to R$144,684 (R$136,211 at December 31, 2012).

•	Telecommunications Inspection Fund (FISTEL)

ANATEL collects Installation Inspection Fee (TFI) on extension of licenses granted and on radio base stations, mobile stations and radio links. Such collection results from the understanding of ANATEL that said extension would be a triggering event of TFI and that mobile stations, even if owned by third parties, are also subject to TFI. The Company and subsidiary challenge aforesaid fee in court.

At December 31, 2013, the consolidated judicial deposits amounted to R$864,487 (R$818,502 at December 31, 2012).

•	Withholding Income Tax (IRRF)

Company is involved in disputes related to: (i) exemption of IRRF payment on offshore remittances for out-coming traffic (land-line operators); (ii) exemption of IRRF payment on interest on shareholders´ equity recognized (mobile operators); and (iii) IRRF levied on earnings from rentals and royalties, wage labor and fixed-income investments.

At December 31, 2013, the consolidated judicial deposits amounted to R$59,343 (R$58,367 at December 31, 2012).

•	Corporate Income Tax (IRPJ)

Company is involved in disputes related to: (i) debts stemming from offsetting of IRPJ overpayments not recognized by the Brazilian IRS; and (ii) requirement of IRPJ estimates and lack of payment – debts in the integrated system of economic and tax information (SIEF); and (iii) underpaid IRPJ amounts.

At December 31, 2013, the consolidated judicial deposits amounted to R$28,456 (R$25,422 at December 31, 2012).

•	Contribution to Empresa Brasil de Comunicação (EBC)

Sinditelebrasil (Union of Telephony and Mobile and Personal Services) filed an injunction challenging the Contribution to Foster Public Radio Broadcasting payable to EBC, introduced by Law No. 11,652/2008. The Company and its subsidiary, as union members, made judicial deposits referring to that contribution.

At December 31, 2013, the consolidated judicial deposits amounted to R$514,127 (R$370,026 at December 31, 2012).

•	Social Security, Work Accident Insurance (SAT) and Funds to Third Parties (INSS)

Company was involved in disputes related to: (i) SAT and funds to third parties (INCRA and SEBRAE); (ii) joint responsibility for contract labor; and (ii) difference in SAT rate (from 1% to 3%).

At December 31, 2013, the consolidated judicial deposits amounted to R$96,736 (R$91,915 at December 31, 2012).

•	Unemployment Compensation Fund (FGTS)

The Company filed an injunction in order to represent its right not to pay surtax of 0.5% and 10% for FGTS introduced by Supplementary Law No. 110/2001 levied on deposits made by employers (the proceedings did not result in any reduction of FGTS deposits mad by the Company on behalf of its employees).

At December 31, 2013, the consolidated judicial deposits amounted to R$70,697 (R$66,386 at December 31, 2012).

•	Tax on Net Income (ILL)

The Company filed an injunction in order to represent its right to offset amounts unduly paid for ILL purposes against future IRPJ payments.

On December 19, 2013 the Company settled the debt under discussion by including it in the Federal Tax Recovery Program (REFIS), using the judicial deposit then restricted, which is now awaiting conversion into income by the Federal Government.

At December 31, 2013, the consolidated judicial deposits amounted to R$51,648 (R$49,355 at December 31, 2012).

•	Universal Telecommunication Services Fund (FUST)

Company and subsidiary filed an injunction in order to have their right declared not to include expenses with interconnection (ITX) and Industrial Use of Dedicated Line (EILD) in FUST tax base for landline phone carriers and not to include revenues from ITX and EILD in FUST tax base for mobile phone carriers, according to Abridgment No. 7, of December 15, 2005, as it does not comply with the provisions contained in sole paragraph of article 6 of Law No. 9,998, of August 17, 2000.

At December 31, 2013, the consolidated judicial deposits amounted to R$371,373 (R$341,403 at December 31, 2012).

•	Provisional Contribution Tax on Financial Transactions (CPMF)

Given the merger of PTelecom Brasil S.A. into Vivo Part. (later merged into the Company) the judicial deposit balance related to the injunction filed by PTelecom Brasil S.A. was absorbed, so as to reject the requirement for CPMF on pro forma and simultaneous foreign exchange agreements, as required by the Central Bank of Brazil to translate foreign loans into investment.

At December 31, 2013, the petition filed for a writ of mandamus had an unfavorable outcome for the Company, and the aforesaid judicial deposit was converted into income for the payment of the debt under discussion.

At December 31, 2013, the consolidated judicial deposits amounted to R$20,899.

•	State Value-Added Tax (ICMS)

Company is involved in disputes related to: (i) ICMS stated but not paid; (ii) ICMS not levied on communication in default; (iii) fine for late voluntary payment of ICMS; (iv) ICMS supposedly levied on access, adhesion, enabling, availability and use of services, as well as supplementary services and additional facilities; (v) right to credit from the acquisition of goods for the PP&E and electric energy; and (vi) activation cards for pre-paid services.

At December 31, 2013, the consolidated judicial deposits amounted to R$38,259 (R$34,235 at December 31, 2012).

•	Other taxes, charges and contributions

Company is involved in disputes related to: (i) Service Tax (ISS) on noncore services; (ii) Municipal Real Estate Tax (IPTU) not subject to exemption; (iii) municipal inspection, operation and publicity charges; (iv) land use fee; (v) social security contributions related to supposed failure to withhold 11% on several invoices, bills and receipts or service providers engaged for workforce assignment; and (vi) Public Price for Numbering Resource Management (PPNUM) by ANATEL.

 At December 31, 2013, the consolidated judicial deposits amounted to R$93,941 (R$106,868 at December 31, 2012).

10.	Prepaid expenses

	12.31.13	12.31.12 - Restated	01.01.12 - Restated

Advertising and publicity	167,873	173,688	172,401
Rent	35,168	51,207	43,744
Insurance	29,733	14,250	11,984
Financial charges	11,568	7,152	8,743
Software maintenance, taxes and other	38,308	33,436	50,322
Total	282,650	279,733	287,194

Current	257,286	248,337	255,056
Non-current	25,364	31,396	32,138

11.	Other assets

	12.31.13	12.31.12 - Restated	01.01.12 - Restated

Advances to employees and suppliers	64,991	97,152	73,646
Related-party receivables	97,748	58,151	60,499
Subsidy on handset sales	55,716	53,756	53,408
Receivables from suppliers (a)	139,563	479,283	217,255
Pension plan surplus	17,909	48,048	31,210
Other realizable assets	92,037	27,235	61,215
Total	467,964	763,625	497,233

Current	340,171	671,317	401,184
Noncurrent	127,793	92,308	96,049

(a)	At December 31, 2013, the consolidated amounts include R$362,774 referring to the disposal of nonstrategic transmission towers, received in 2013.

12.	Investments

A summary of significant financial data of investees is as follows.

a)	Information on investees – Jointly-controlled entities

	At December 31, 2013			At December 31, 2012			At January 01, 2012
	Cia ACT	Cia AIX	Aliança Atlântica	Cia ACT	Cia AIX	Aliança Atlântica	Cia ACT	Cia AIX	Aliança Atlântica
Current assets	11	10,515	139,414	10	13,414	116,322	8	7,002	99,330
Noncurrent assets	-	12,441	-	-	120,024	-	-	130,922	4,756
Current liabilities	1	2,950	2,200	-	3,280	2,302	2	4,676	20
Noncurrent liabilities	-	6,076	-	-	5,792	-	-	3,698	-
Equity	10	13,930	137,214	10	124,366	114,020	6	129,550	104,066

Net income (loss) for the year	-	(110,436)	136	4	(550)	1,722	(6)	6,502	2,114

b)	Changes in investments

	Balances at December 31, 2012 - Restated	Additions	Equity pickup	Dividend and interest on equity declared and approved	Other comprehensive income	Merger / split as of July 1, 2013	Balances at December 31, 2013
Jointly controlled entities -Equity investments	119,198	-	(55,150)	-	11,529	-	75,577
Aliança	57,010	-	68	-	11,529	-	68,607
AIX	62,183	-	(55,218)	-	-	-	6,965
ACT	5	-	-	-	-	-	5

Other investments	23,683	(148)	-	-	(13,465)	702	10,772
Other investments (a)	23,683	(148)	-	-	(13,465)	702	10,772
Total investments in consolidated	142,881	(148)	(55,150)	-	(1,936)	702	86,349

	Balances at January 1, 2012 Restated	Additions	Equity pickup	Dividend and interest on equity declared and approved	Other comprehensive income	Residual value write-off	Balances at December 31, 2012 - Restated
Jointly controlled entities -Equity investments	116,801	-	588	(3,457)	5,266	-	119,198
Aliança	52,023	-	861	(1,140)	5,266	-	57,010
AIX	64,775	-	(275)	(2,317)	-	-	62,183
ACT	3	-	2	-	-	-	5

Other investments	34,455	-	-	-	(5,068)	(6,704)	23,683
Zon Multimédia – Direct investment (b)	6,737	-			(33)	(6,704)	-
Other investments (a)	28,718	-	-	-	(5,035)	-	23,683
Total investments in consolidated	152,256	-	588	(3,457)	198	(6,704)	142,881

(a)	Other investments are stated at fair value.
(b)	On May 8, 2012, the Company sold its equity interest held in ZON (Note 2.2).

13.	Property, plant and equipment, net

13.a) Breakdown

At December 31, 2013:

	PP&E Cost	Accumulated depreciation	Net balance
Switching equipment	16,551,351	(14,186,061)	2,365,290
Transmission equipment and media	34,247,236	(25,814,693)	8,432,543
Terminal equipment/modems	10,763,473	(9,295,416)	1,468,057
Infrastructure	12,959,925	(9,491,430)	3,468,495
Land	314,558	-	314,558
Other	3,277,142	(2,682,185)	594,957
Provision for loss	(169,979)	-	(169,979)
Fixed assets in progress	1,967,726	-	1,967,726
Total	79,911,432	(61,469,785)	18,441,647
At December 31, 2012 (Restated)

	PP&E Cost	Accumulated depreciation	Net balance
Switching equipment	15,517,041	(13,271,794)	2,245,247
Transmission equipment and media	31,809,734	(24,528,539)	7,281,195
Terminal equipment/modems	9,883,913	(8,334,571)	1,549,342
Infrastructure	12,756,034	(8,911,756)	3,844,278
Land	316,673	-	316,673
Other	3,919,579	(2,988,254)	931,325
Provision for loss	(40,286)	-	(40,286)
Fixed assets in progress	1,476,370	-	1,476,370
Total	75,639,058	(58,034,914)	17,604,144

13.b) Changes

	Balance at December 31, 2012 - Restated	Additions	Write-offs, net	Transfers, net	Depreciation (d)	Balance at December 31 2013
Switching equipment	2,245,247	30,948	(101)	639,577	(550,381)	2,365,290
Transmission equipment and media	7,281,195	514,314	(18,438)	2,100,099	(1,444,627)	8,432,543
Terminal equipment/modems	1,549,342	524,785	(920)	346,474	(951,624)	1,468,057
Infrastructure	3,844,278	96,103	(24,883)	261,168	(708,171)	3,468,495
Land	316,673	-	(2,115)	-	-	314,558
Other	931,325	70,673	(2,531)	(244,040)	(160,470)	594,957
Provision for loss (b)	(40,286)	(5,492)	9,560	(133,761)	-	(169,979)
Fixed assets in progress	1,476,370	3,600,201	(10,025)	(3,098,820)	-	1,967,726
Total	17,604,144	4,831,532	(49,453)	(129,303)	(3,815,273)	18,441,647

	Balance at January 1, 2012- Restated	Additions	Write-offs, net (a)	Transfers, net (c)	Depreciation (d)	Balance at December 31, 2012 - Restated
Switching equipment	1,951,085	59,238	(13,686)	706,768	(458,158)	2,245,247
Transmission equipment and media	6,934,793	518,332	(41,124)	1,107,907	(1,238,713)	7,281,195
Terminal equipment/modems	1,547,030	1,084,718	(5,230)	(13,551)	(1,063,625)	1,549,342
Infrastructure	4,232,294	41,601	(103,592)	392,099	(718,124)	3,844,278
Land	320,302	-	(3,629)	-	-	316,673
Other	855,593	217,069	(4,036)	59,586	(196,887)	931,325
Provision for loss (b)	(23,435)	(2,025)	3,555	(18,381)	-	(40,286)
Fixed assets in progress	1,328,859	2,419,208	(14,834)	(2,256,863)	-	1,476,370
Total	17,146.521	4,338,141	(182,576)	(22,435)	(3,675,507)	17,604,144

(a)	The consolidated amounts of net write-offs in 2012 include R$138,812, regarding the sale of non-strategic towers and rooftops.

(b)	Company and subsidiary recognized a provision for potential obsolescence of materials used in PP&E maintenance, based on levels of historical use and expected future use.
(c)
The balances remaining from transfers in 2012 include R$18,773 consisting of residual values of sales of towers and rooftops pending transfer of risk and property, which will be recognized as net write-offs upon recognition of the related revenues.

(d)	Additions of depreciation costs and expenses are presented in “Depreciation and Amortization” in Notes 25, 26 and 27.

13.c) Depreciation rates

For the years ended December 31, 2013 and 2012, consolidated PP&E items were depreciated on a straight-line basis, at the following annual rates:

Switching equipment	10.00 to 33.33
Transmission equipment and media	5.00 to 20.00
Terminal equipment/modems	10.00 to 66.67
Infrastructure	4.00 to 66.67
Other	10.00 to 20.00

The annual average depreciation rate was 14.70% in 2013 and 2012.

13.d) PP&E items given in guarantee

At December 31, 2013, the Company and its subsidiary had PP&E items given in guarantee for lawsuits, amounting to R$187,025 (R$235,847 at December 31, 2012).

13.e) Capitalization of borrowing costs

At December 31, 2013 and 2012, the Company did not capitalize borrowing costs, as there were no qualifying assets.

13.f) Reversible assets

The concession agreement establishes that all assets comprising the Company equity and key for the service provision described in the aforesaid agreement shall be deemed reversible and an integral part of the worth of the concession. These assets will automatically revert to ANATEL upon expiration of the concession agreement in accordance with the regulation currently in force. At December 31, 2013 the residual balance of reversible assets was R$7,270,327 (R$6,911,508 at December 31, 2012), comprising switching and transmission equipment, terminals for public use, external energy network equipment and system and operation support equipment.

14.	Intangible assets, net

14.a) Breakdown

	12.31.13	12.31.12 - Restated	01.01.12 - Restated
Goodwill	10,225,280	10,225,280	10,225,280
Other intangibles assets	19,277,779	19,780,417	19,824,167
Total	29,503,059	30,005,697	30,049,447

The sources of goodwill allocated to the CGU Telefônica Brasil as of December 31, 2013 and 2012:

Ajato Telecomunicações Ltda.	149
Goodwill Spanish and Figueira (merged in TDBH) (a)	212,058
Santo Genovese Participações Ltda. (b)	71,892
Telefônica Televisão Participações S.A. (c)	780,693
Vivo Participações S.A. (d)	9,160,488

Total	10,225,280

(a)	Goodwill from partial spin-off of Spanish e Figueira, which was transferred to the Company upon merger with Telefonica Data Brasil Holding S.A. (TDBH) in 2006.
(b)	Goodwill generated upon acquisition of equity control of Santo Genovese Participações (parent company of Atrium Telecomunicações Ltda.), in 2004.
(c)	Goodwill generated upon acquisition of TTP (formerly Navytree) merged in 2008, economically based on a future profitability study.
(d)	Goodwill generated upon acquisition/merge of Vivo Part. Upon merger in 2011.

Breakdown of and changes in other intangible assets at December 31, 2013 and 2012 were as follows:

14.b) Breakdown of other intangible assets

At December 31, 2013:

	Cost of intangible assets	Accumulated amortization	Net balance
Software	10,494,388	(8,506,754)	1,987,634
Customer portfolio	1,990,278	(631,836)	1,358,442
Trademarks and patents	1,601,433	(190,980)	1,410,453
Licenses	17,238,795	(2,764,229)	14,474,566
Other	152,026	(151,690)	336
Software in progress	46,348	-	46,348
Total	31,523,268	(12,245,489)	19,277,779

At December 31, 2012 (Restated)

	Cost of intangible assets	Accumulated amortization	Net balance
Software	10,064,993	(8,157,989)	1,907,004
Customer portfolio	2,114,561	(507,552)	1,607,009
Trademarks and patents	1,643,511	(148,870)	1,494,641
Licenses	16,987,547	(2,275,703)	14,711,844
Other	159,855	(150,978)	8,877
Software in progress	51,042	-	51,042
Total	31,021,509	(11,241,092)	19,780,417

14.c) Changes in other intangible assets

	Balance at December 31, 2012 - Restated	Additions	Write-offs, net	Transfers, net (a)	Amortization (c)	Balance at December 31, 2013
Software	1,907,004	377,711	(127)	466,175	(763,129)	1,987,634
Customer portfolio	1,607,009	-	-	-	(248,567)	1,358,442
Trademarks and patents	1,494,641	-	-	-	(84,188)	1,410,453
Licenses	14,711,844	483,249	-	-	(720,527)	14,474,566
Other	8,877	-	-	3,085	(11,626)	336
Software in progress	51,042	335,263	-	(339,957)	-	46,348
Total	19,780,417	1,196,223	(127)	129,303	(1,828,037)	19,277,779

	Balance at January 1, 2012- Restated	Additions	Write-offs, net	Transfers, net (a)	Amortization (b)	Balance at December 31, 2012 - Restated
Software	1,872,472	498,774	(18)	313,237	(777,461)	1,907,004
Customer portfolio	1,862,831	-	-	-	(255,822)	1,607,009
Trademarks and patents	1,578,846	-	-	-	(84,205)	1,494,641
Licenses	14,359,981	1,050,200	-	-	(698,337)	14,711,844
Other	16,598	14	-	(7,291)	(444)	8,877
Software in progress	133,439	227,572	-	(309,969)	-	51,042
Total	19,824,167	1,776,560	(18)	(4,023)	(1,816,269)	19,780,417

(a)	Remaining consolidated balances in transfers for 2012 refers to a transfer from Goodwill to prepaid expenses in R$7,685 and R$3,662 from PP&E.
(b)	Additions of amortization costs and expenses are stated under “Depreciation and amortization” in Notes 25, 26 and 27.

14.d) Amortization rates

For the years ended December 31, 2013 and 2012, other intangible assets were amortized under the straight line method at the following rates:

Software	20.00 to 33.33
Customer portfolio	9.00 to 15.00
Trademarks and patents	5.00
Licenses	3.60 to 20.00
Other	10.00 to 20.00

The average annual amortization rate was 19.01% in 2013 and 2012.

15.	Personnel, social charges and benefits liabilities

	12.31.13	12.31.12 - Restated	01.01.12 - Restated
Salaries and wages	21,124	38,640	40,651
Social charges and benefits	228,099	204,675	223,262
Profit sharing	182,180	172,937	214,983
Share-based payment plans (a)	18,698	13,224	15,160
Other	-	-	16,631
Total	450,101	429,476	510,687

Current	431,403	416,252	495,527
Noncurrent	18,698	13,224	15,160

(a)	Noncurrent portion refers to share-based payment plans, Note 34.

16.	Trade accounts payable

	Consolidated
	12.31.13	12.31.12 - Restated	01.01.12 - Restated
Sundry suppliers	6.328,081	5,205,202	5,378,066
Amounts to be passed on	160,552	151,809	146,437
Interconnection / networking	425,376	532,057	513,646
Total	6,914,009	5,889,068	6,038,149

17.	Taxes, charge and contributions

	12.31.13	12.31.12 - Restated	01.01.12- Restated
Income taxes	22,893	243,399	129,452
Income and social contribution taxes payable (a)	22,893	243,399	129,452
Indirect taxes	1,367,345	2,026,600	1,995,356
ICMS (b)	992,813	1,534,750	1,585,884
PIS and COFINS	235,573	362,911	319,885
Fust and Funttel	35,982	34,853	38,306
ISS, CIDE and other	102,977	94,086	51,281
Total	1,390,238	2,269,999	2,124,808

Current	1,315,164	1,781,250	1,691,737
Noncurrent	75,074	488,749	433,071

(a)	Income and social contribution taxes payable are stated net of payments based on estimates.
(b)
At December 31, 2012, the noncurrent portion includes R$437,295, referring to ICMS - Programa Paraná Mais Emprego, resulting from an agreement with the Paraná State Government, involving deferral of ICMS. This agreement establishes that ICMS shall be paid on the 49th month subsequent to that in which ICMS is computed. This amount is restated based on the Annual Restatement Factor (FCA). In December 2013, the Company settled up this liability with the Paraná State Government for amounts up to September 2013.

18.	Loans, Financing, Lease and Debentures

18.1	Loans, financing and finance lease

The loans, financing and finance lease are presented at fair value when applicable.

As a result of the corporate restructuring process described in Note 1b, the Company became accountable for the loan, financing and finance lease agreements which belonged to the merged entities.

	Information at December 31, 2013
	Currency	Annual interest rate	Maturity	12.31.13	12.31.12 - Restated	01.01.12 - Restated
Financing – BNDES	URTJLP (a)	TJLP+ 0% to 9%	06/15/20	2,441,897	2,911,854	3,063,238
Financing – BNDES	UMBND (b)	ECM (c) + 2.38%	07/15/19	505,525	455,296	194,276
Financing – BNDES	R$	2.5% to 8.7%	01/15/21	171,683	173,793	155,011
Loan – Mediocrédito	US$	1.75%	02/02/14	3,547	9,310	14,027
Loan – Resolution No. 4131	US$			-	326,263	282,205
Loans – BEI	US$	4.18% to 4.47%	03/02/15	885,176	795,601	707,975
Financing – BNB	R$	10.00%	10/30/16	224,958	338,610	438,279
BBVA commission		0.43%	02/28/15	276	241	221
Financing - Leasing	R$			-	356	726
Finance lease	R$		08/31/33	218,878	33,259	21,067
Working Capital	R$			-	-	91,570
Total				4,451,940	5,044,583	4,968,595

Current				1,236,784	1,270,122	1,000,082
Noncurrent				3,215,156	3,774,461	3,968,513

(a)	Long-term interest reference unit (URTJLP) used by the Brazilian Development Bank (BNDES) as the contractual currency in financing agreements.
(b)	Currency unit based on a currency basket (UMBND) used by BNDES as a contractual currency in financing agreements based on funds raised in foreign currency.
(c)	The Currency Basket Charge (ECM) is a rate quarterly disclosed by BNDES.

Loans and financing

Brazilian Development Bank (BNDES)

•
In October 2007, a credit facility was approved for the Company to finance investment in products produced domestically. All of these funds have been withdrawn and investment thereof are proven and accepted by BNDES.

•
In August 2007, Vivo (which was merged into the Company as of July 1, 2013) took out a R$1,530,459 financing facility from BNDES. Funds were released for the purpose of financing investment projects for implementation and expansion of the wireless capacity all over Brazil. Loans were released in installments and, as of December 31, 2011, no more funds were available for withdrawal. The agreement is effective for seven years. Principal will be repaid in 60 consecutive monthly installments as from September 15, 2009, after a two-year grace period.

•
On October 14, 2011, a R$3,031,110 credit facility was taken out from BNDES, which was adjusted to R$2,152,098 in 2013 in view of new negotiations of credit lines and products with the bank. These funds are used in investments for expansion and improvement of the current network, implementation of the infrastructure required for new technologies, from 2011 to 2013, and construction of a data center in Tamboré (São Paulo State) and social projects.

This agreement is effective for eight years, with its grace period ending July 15, 2014, when only interest will be paid, on a quarterly basis. After this period, interest will be paid and principal repaid within 60 consecutive monthly installments.

As the interest rates applied to two of the five sub-credit lines of this financing are lower than those prevailing in the market (TJLP and TJLP + 1.48%), this operation falls within the scope of IAS 20/CPC 7. Accordingly, using the effective interest method defined by IAS 39/CPC 38, the following comparison was considered: (i) total debt calculated based on rates defined in contract, and (ii) total debt calculated based on rates used in the market (fair value). The government grant by BNDES, adjusted to present value and deferred over the useful life of the financed asset item, resulted in a balance amounting to R$19,950 as of December 31, 2013 (R$18,322 as of December 31, 2012).

Through December 31, 2013, the amount of R$2,059,717 (R$1,802,113 through December 31, 2012) had been released.

•
In January 2010, a R$319,927 financing facility to Vivo (which was merged into the Company as of July 1, 2013) was approved by BNDES through its Investment Maintenance Program (BNDES PSI). Funds borrowed are used to improve the network capacity through acquisition of domestic equipment previously registered with BNDES (subject to Finame), and released as the investments made are proved. Through December 31, 2012, the amount of R$184,489 was released and the remaining balance of R$135,438 was canceled.

As the interest rates applied thereon are lower than those observable in the market (fixed interest rates varying from 4.5% to 5.5% p.a.), this operation falls within the scope of IAS 20/CPC 7. Accordingly, using the effective interest method defined by IAS 39/CPC 38, the following comparison was considered: (i) total debt calculated based on rates defined in contract, and (ii) total debt calculated based on observable market rates (fair value). The government grant by BNDES, adjusted to present value and deferred over the useful life of the financed asset item, resulted in balance amounting to R$18,745 as of December 31, 2013 (R$23,876 as of December 31, 2012).

•
With the merger process as of July 1, 2013, Vivo (the Company since July 1, 2013) became accountable for the financing agreements which belonged to former Vivo Part., whose balance amounted to R$23,234 as of December 31, 2013 (R$26,825 at December 31, 2012).

•
In November 2010 and in March 2011, BNDES approved credit facilities amounting to R$ 41,95 for CaTV and Sul Paraná (which were merged into TST as of July 1, 2013 and subsequently merged into the Company). On December 28, 2012, a R$9,493 financing line was approved by BNDES, repayable within 36 months, with six-month grace period for principal, fully released as the investments made are proved. Through December 31, 2013, R$ 51,443 (R$ 41,950 at December 31, 2012) had been released. These transactions also fall within the scope of IAS 20/CPC 7 because the interest rate is lower than the observable market rates (fixed interest rates varying from 2.5% to 5.5% p.a.), and government grants by BNDES, adjusted to present value, resulted – as of December 31, 2013 – in the amount of R$1,858 (R$2,404 at December 31, 2012).

•
In December 2010, BNDES, through its Investment Maintenance Program (BNDES PSI), approved a R$5,417 financing facility for the Company. At December 31, 2013, this balance amounted to R$1,720 (R$1,946 at December 31, 2012). This transaction also falls within the scope of IAS 20/CPC 7 because its interest rate is lower than the observable market rate (fixed interest rate of 5.5% p.a.), and the BNDES grant, adjusted to present value, resulted – as of December 31, 2013 – in the amount of R$287 (R$331 at December 31, 2012).

•
On December 28, 2012, R$21,783 and R$331,698 financing facilities were approved for the Company and Vivo (which was merged into the Company as of July 1, 2013), respectively, by BNDES, at the rate of 2.5% p.a., for 60 months, with a 24-month grace period for principal, and released as the investments made are proved. Through December 31, 2013, R$18,184 had been released.

•
On August 1, 2013, financing facilities totaling R$4,030 were approved for the Company by BNDES, at annual interest rate of 3.5%, for 60 months, with a 24-month grace period for principal, and released as the investments made are proved. Through December 31, 2013, R$4,030 had been released.

Médiocrédito

Loan taken out in 1993 by Telecomunicações Brasileiras S.A. (Telebrás) from Instituto Centrale per il Credito a Médio Termine (Mediocredito Centrale) amounting to US$45,546, with semiannual repayments and maturity by 2014. This loan was taken in order to build rural telephony via satellite in the state of Mato Grosso. A derivative was taken out to hedge the Company against currency risks related to this debt and, as it is an effective hedge, the hedge accounting methodology was adopted. Therefore, at December 31, 2013, the risk hedged by this instrument was recognized at fair value as of the balance sheet date.

European Investment Bank (BEI)

Vivo (which was merged into the Company as of July 1, 2013) took out a €250 million (equivalent to U$365 million) financing from BEI. Funds were released in two installments, the first one on December 19, 2007 and the second on February 28, 2008. The agreement will be effective for seven years, with principal amount repayment in two installments, namely, on December 19, 2014 and on March 2, 2015. Interest is collected on a semiannual basis, according to each release date. This financing includes a swap agreement that converts currency risk into a percentage of CDI variation.

Banco do Nordeste (BNB)

•
On January 29, 2007, a credit facility amounting to R$ 247,240 was taken out with BNB. Funds borrowed were used to expand coverage and increase mobile network capacity in the Northeastern region of Brazil. This agreement will be effective for ten years, with principal to be repaid in 96 installments, after a two-year grace period.

•
On October 30, 2008, a credit facility amounting to R$ 389,000 was taken out with BNB. Funds borrowed were used to expand coverage and increase mobile network capacity in the Northeastern region of Brazil. This agreement will be effective for ten years, with principal to be repaid in 96 installments, after a two-year grace period.

Finance lease

Finance leases, whereby all risks and rewards of ownership of the leased item are substantially transferred to the Company, are capitalized at the inception of the lease at fair value of the leased asset or, if lower, the present value of minimum lease payments. Initial direct costs incurred in the transaction are added to cost, where applicable.

The Company has entered into agreements classified as finance lease as a lessee, for: i) lease of towers and rooftops, deriving from a sale and finance leaseback transaction; ii) lease of IT equipment; and iii) lease of infrastructure and transmission media deriving from construction projects in conjunction with another operator, based on optical network associated to the power transmission grid, connecting cities in the Northern region of Brazil to the domestic backbone of the Company. The residual value of referred  assets remained unaltered through sale thereof and a liability corresponding to the present value of the mandatory minimum payments under said agreements was recognized.

The amounts recorded in property, plant and equipment are depreciated over the shorter of the estimated useful life of the assets or the lease term.

The consolidated balance of amounts payable referring to aforementioned transactions comprises the following effects:

	12.31.13	12.31.12 - Restated	01.01.12 - Restated
Present value of payables	646,159	51,025	23,920
Unrealized financial expenses	(427,281)	(17,766)	(2,853)
Present value of minimum payments payable	218,878	33,259	21,067

Current	19,342	14,799	11,669
Noncurrent	199,536	18,460	9,398

Consolidated aging list of finance lease on December 31, 2013 is as follows:

	Gross investment	Present value
Up to one year	23,254	19,342
From one to five years	93,434	66,143
More than five years	529,471	133,393
Total	646,159	218,878

There are no unsecured residual values resulting in benefits to the lessor or contingent payments recognized as revenue for the year ended December 31, 2013.

18.2	Debentures

	Currency	Charges	Maturity	12.31.13	12.31.12 - Restated	01.01.12 Restated
Debentures (4th issue) – 1st and 2nd series	R$	106.00% to 106.8% of CDI	10/15/15	748,233	744,678	346,470
Debentures (4th issue) – 3rd series	R$	IPCA+7.00%	10/15/14	95,351	96,249	756,617
Debentures (1st issue) – Telemig	R$	IPCA+0.50%	07/05/21	76,722	72,137	87,390
Debentures (3rd issue)	R$	100.00% of CDI + 0.75%	09/10/17	2,060,444	2,044,674	67,935
Debentures (4th issue)	R$	100.00% of CDI + 0.68%	04/25/18	1,322,900	-	-
Issue cost	R$			(2,035)	(1,833)	(1,981)
Total				4,301,615	2,955,905	1,256,431

Current				286,929	702,215	468,624
Noncurrent				4,014,686	2,253,690	787,807

Funds raised by Vivo Part. (which was merged into the Company as of October 1, 2011) – 4th Issue

On September 4, 2009, the Board of Directors of Vivo Part. approved the 4th public issue by that company of junior unsecured registered nonconvertible debentures, maturing over a ten-year period.

Total issue amounted to R$810 million, basic offering of which corresponded to R$600 million, plus R$210 million due to full exercise of the additional debentures option.

Total 810,000 (eight hundred ten thousand) debentures were issued in three series: 98,000 debentures in the 1st series, 640,000 in the second series and 72,000 in the third series. The number of debentures allocated to each series was mutually agreed between Vivo Part. and the lead coordinator of the offer after completion of the book-building procedure.

Remuneration of the 1st series was 108.00% of CDI, of the 2nd series was 112.00% of CDI, and of the 3rd series was a coupon of 7.00% p.a. on face value restated based on Brazil's Extended Consumer Price Index (IPCA) variation. These debentures accrue interest payable on a semiannual basis for the 1st and 2nd series and on an annual basis for the 3rd series.

The proceeds from this offering were used to fully pay the principal of the debt referring to the 6th issue of commercial promissory notes of Vivo Part. and to support its working capital.

Transaction costs in connection with this issue, amounting to R$55 as of December 31, 2013 (R$ 840 as of December 31, 2012), were allocated to a contra-liabilities account as deferred cost and are recognized as financial expenses, under the contractual terms of this issue. The effective rate of this issue, considering transaction costs, is 112.13% of CDI.

Debenture holders, in a meeting held on July 29, 2011 (first call), resolved to approve the transfer of 4th Public Distribution debentures issued by Vivo Part. to Telefonica Brasil with no changes to the original terms and conditions, and corresponding amendment to the Indenture so as to reflect the change of title thereto.

On July 24, 2012, the Company’s Board of Directors approved a proposal to reschedule the 1st series of 4th issue, amounting to R$98 million at 106.00% of CDI.

On October 15, 2012, the Company reset the terms for the 1st series of the 4th debenture issue as approved by the Board of Directors in a meeting held on July 24, 2012. The total amount reset was R$93,150 and the Company redeemed debentures held by dissenting debenture holders in the amount of R$4,850, and kept them in treasury for later cancellation.

On October 15, 2013, the Company reset all terms for the 2nd series of the 4th debenture issue as approved by the Board of Directors in a meeting held on September 19, 2013. The total amount reset was R$640 million at 106.80% CDI, and a new term was scheduled, namely, October 15, 2015.

The reset of the terms and conditions for the 3rd series is scheduled for October 15, 2014.

At December 31, 2013, the total balance was R$843,584 (R$840,927 at December 31, 2012).

Fund raised by Telemig Celular S.A.(Telemig, company merged into Vivo Part. as of June 1, 2010) – 1st Issue

Abiding by the SMP Service Agreement, in compliance with Public Selection No. 001/07, the state of Minas Gerais, through the State Department for Economic Development, has undertaken to subscribe debentures issued by Telemig, within the scope of the “Minas Comunica” Program, using proceeds from the Fund for Universal Access to Telecommunications Services (Fundo de Universalização do Acesso a Serviços de Telecomunicações) – FUNDOMIC. Under the terms of this program, Telemig would make SMP services available to 134 locations in the areas registered under Nos. 34, 35 and 38.

Also under the program, 5,550 junior unsecured registered nonconvertible debentures, with no stock certificates issued, would be issued in up to five series.

In consideration for the certification by the State Department of Economic Development of the service to be provided to 15 locations, 621 debentures were issued in the 1st series of the 1st issue, amounting to R$ 6,210 in December 2007. In March 2008, for the service in 42 locations, 1,739 debentures were issued in the 2nd series of the 1st issue, amounting to R$ 17,390. At December 31, 2008, for the service in 77 locations, 3,190 debentures were issued in the 3rd series of the 1st issue, amounting to R$ 31,900, thus completing the program to provide services to 134 locations in the state of Minas Gerais.

At December 31, 2013, this balance was R$76,722 (R$72,137 at December 31, 2012).

Fund raised by the Company – 3rd Issue

On July 24, 2012, the Company’s Board of Directors approved a proposal to raise funds from local financial market though issue of junior nonconvertible debentures of the Company, amounting up to R$2 billion, with a maximum seven-year term and firm underwriting.

On September 10, 2012, total 200,000 (two hundred thousand) junior unsecured registered nonconvertible debentures were issued in a single series, with par value of R$10,000.00 (ten thousand reais), totaling R$2 billion, under the terms of CVM Rule No. 476, of January 16, 2009, for public distribution with limited placement efforts.

Remuneration is 100.00% of CDI, plus a spread of 0.75% p.a., based on 252 working days. These debentures yield interest with semiannual payments, with interest accrual period of five years, maturing on September 10, 2017. The par value of the debentures will be fully repaid in a lump sum, at maturity date.

Debentures are not subject to scheduled reset.

Funds obtained through this limited offering were allocated to: (i) direct investments in 4G wireless telephony services, more specifically to settle the price of the authorization obtained by Vivo in the 4G auction; and (ii) sustaining liquidity and rescheduling of other debts already assumed by the Company.

Transaction costs in connection with this issue, amounting to R$ 780 as of December 31, 2013 (R$ 993 as of December 31, 2012), were allocated to a contra-liabilities account as deferred cost and are recognized as financial expenses, under the contractual terms of this issue.

At December 31, 2013, the total balance was R$2,060,444 (R$2,044,674 at December 31, 2012).

Fund raised by the Company – 4th Issue

On April 11, 2013, Company Board of Directors approved a proposal to raise funds in the local market by issuing junior nonconvertible debentures in the amount of R$ 1.3 billion, so as to maintain the Company’s liquidity to honor its future financial commitments.

The net proceeds from this issue will be fully used in amortizing future debts, in capital expenditures for the projects developed and in improving the Company’s financial liquidity.

Total 130,000 debentures were issued (one hundred and thirty thousand), with par value of R$10,000.00 (ten thousand reais). The debentures have a five-year (5) maturity as from their issue date, April 25, 2013, thereby maturing at April 25, 2018. The par value of debentures will not be monetarily restated. The balance due of debentures par value will be subject to interest corresponding to 100% (one hundred percent) of the one-day extra-group accumulated variation of average daily rates of interbank deposits (DI), expressed as an yearly percentage, based on 252 (two hundred and fifty-two) working days, calculated and published daily by CETIP S.A. – Organized Markets (CETIP), plus spread of 0.68% (sixty-eight hundredths percent) p.a., based on 252 (two hundred and fifty-two) working days (Remuneration). The Remuneration shall be calculated exponentially and cumulatively on a pro-rata temporis by working days elapsed since the issue date or the remuneration payment date immediately before that, as the case may be, until the effective payment date. Banco Itaú BBA S.A. was the lead coordinator. The transaction costs associated amounted R$ 1,200 at December 31, 2013.

As of December 31, 2013 the total amount was R$ 1.322.900.

18.3	Payment Schedule

At December 31, 2013, breakdown of noncurrent loans, financing, finance lease and debentures by year of maturity is as follows:

Year
2015	1,959,575
2016	515,158
2017	2,472,089
2018	1,807,763
2019	328,615
2020 onwards	146,642
Total	7,229,842

18.4	Covenants

The Company has loans and financing taken out from BNDES, the balance of which as of December 31, 2013 was R$2,943,462 (R$ 3,360,866 as of December 31, 2012). In accordance with the agreements, there are financial and economic ratios that should be considered on a semiannual an annual basis. At this same date, all economic and financial ratios provided for under the agreements in effect were met.

Fourth issue debentures, series 1, 2 and 3, net of issue costs, as of December 31, 2013 amounted to R$843,530 (R$840,087 as of December 31, 2012) and have economic and financial ratios that should be calculated on a quarterly basis. At this same date, all economic and financial ratios provided for under the agreements were met.

Third issue debentures, single series, the net balance of the costs of issuance on December 31, 2013 was R$ 2,059,664 (R$ 2,043,681 at December 31, 2012), have economic and financial indices that must be determined quarterly. On the same date, all economic and financial indices referred were achieved.

Fourth issue debentures, single series, the net balance of the costs of issuance on December 31, 2013 was R$ 1,321,700, have economic and financial ratios to be calculated quarterly. On the same date, all economic and financial indices referred were achieved.

Telemig’s (company merged into Vivo Part. as of June 1, 2010) agreement with the State Department of Economic Development referring to debentures – amounting to R$ 76,722 as of December 31, 2013 (R$ 72,137 at December 31, 2012) – includes covenants as for in-court and out-of-court reorganization, liquidation, spin-off, insolvency, voluntary bankruptcy or bankruptcy, lack of payment, noncompliance with non-fiduciary commitments and compliance with certain financial ratios. On the same date, all these covenants were met.

Loans, financing and debentures of the notes presented in Tables 18.1 and 18.2, respectively, have with specific provisions for penalty in case of breach of contract. A breach of contract provided for in the agreements made with the institutions listed above is characterized by noncompliance with covenants, breach of a clause, resulting in the early settlement of the contract.

18.5	Guarantees

At December 31, 2013, guarantees were given for part of loans and financing of the Company, as under:

Banks	Loans/financing balance	Guarantees
Brazilian Development Bank (BNDES)	R$1,858,247 (URTJLP) R$505,525 (UMBND) R$171,683 (PSI)
•      Agreement (2007) R$205,756: Guarantee in receivables referring to 15% of the higher of debt balance or 4 (four) times the highest installment.
•      Agreement (PSI) R$171,683: disposal of financed asset items.
•      Agreement (2011) R$2,158,016: Guarantee in receivables referring to 15% of the higher of debt balance or 4 (four) times the highest installment.

European Investment Bank (BEI)	R$885,176	• Commercial risk guaranteed by Banco BBVA Spain.
Banco do Nordeste do Brasil S.A. (BNB)	R$224,958
•      Bank guarantee provided by Banco Bradesco S.A. amounting to approximately 100% of the financing obtained.
•      Establishing a liquid fund comprising short-term investments at amounts equivalent to 3 (three) repayment installments by reference to the average post-grace period installment.

18.6 – Changes

Changes in loans and financing, debentures and finance lease are as follows:

	Loans and financing	Debentures	Finance lease
Balance at January 1, 2012	4,947,528	1,256,431	21,067
Inflows	815,825	2,000,000	21,227
Financial charges	417,246	134,332	9,305
Monetary and exchange adjustments	105,617	8,313	-
Write-offs (payments)	(1,274,892)	(443,171)	(18,340)
Balance at December 31, 2012	5,011,324	2,955,905	33,259
Inflows	289,134	1,940,000	204,821
Financial charges	279,734	318,571	(1,770)
Monetary and foreign exchange adjustments	195,311	9,097	-
Write-offs (payments)	(1,542,441)	(921,958)	(17,432)
Merger/split as of July 1, 2013	-	-	-
Balance at December 31, 2013	4,233,062	4,301,615	218,878

19.	Dividends and interest on shareholders’ equity (IOE)

Dividend and interest on shareholders´ equity receivable and payable are as follows.

a)	Breakdown of receivables:

	12.31.13	12.31.12 - Restated	01.01.12 - Restated
Vivo	-	-	-
AIX	-	-	772
Aliança	1,140	1,140	-
TData	-	-	-
ATelecom	-	-	-
Total	1,140	1,140	772

b)	Changes in receivables:

Balance at January 01, 2012	-
2011 supplementary dividends	-
Dividend and IOE (net of Withholding tax over the Interest on Own Capital)	1,140
Dividend and IOE received	-
Balance at December 31, 2012 - Restated	1,140

2012 supplementary dividends	-
2013 interim dividend and IOE (net of Withholding tax over the Interest on Own Capital)	-
Dividend and IOE received	-
Merger/split as of July 1, 2013	-
Balance at December 31, 2013	1,140

For the cash flow statement, interest on shareholders´ equity and dividends received from the subsidiary are allocated to the Investing Activity group.

c)	Breakdown of payables:

	12.31.13	12.31.12 Restated	01.01.12 - Restated
Telefónica Internacional	192,990	-	156,589
SP Telecomunicações Participações	121,135	-	126,283
Telefónica	159,590	-	129,489
Compañia de Telecomunicaciones de Chile	382	-	310
Noncontrolling interests	713,459	467,831	560,315
Total	1,187,556	467,831	972,986

d)	Changes in payables:

Balance at January 01, 2012	972,986
2011 supplementary dividends	1,953,029
Interim dividend	1,122,522
Unclaimed dividend and IOE	(89,692)
Dividend and IOE paid	(3,493,997)
Other changes	2,983
Balance at December 31, 2012	467,831
2012 supplementary dividends	3,148,769
Interim dividend and IOE (net of Withholding tax over the Interest on Own Capital)	2,223,300
Unclaimed dividend and IOE	(116,825)
Dividend and IOE paid	(4,535,519)
Balance at December 31, 2013	1,187,556

Interest on shareholders´ equity and dividends not claimed by shareholders expire within three years from the date payment commences. Should dividends and interest on shareholders´ equity expire, these amounts are recorded against equity for subsequent distribution.

For the cash flow statement, interest on shareholders´ equity and dividends paid to shareholders is recognized in the Financing Activity group.

20.	Provisions

a)	Breakdown/Changes:

	Provisions for contingencies
	Labor	Tax	Civil and regulatory	Contingent liability (PPA) (a)	Provision for decommissioning (b)	Total
Balance at January 1, 2012	526,210	1,606,571	664,703	256,044	200,813	3,254,341
Inflows	238,830	230,984	244,595	766	21,484	736,659
Write-offs due to payment	(37,946)	(1,665)	(109,356)	-	-	(148,967)
Write-offs due to reversal	(28,383)	(7,815)	(67,843)	-	(7,853)	(111,894)
Monetary restatement	18,536	123,975	63,195	7,710	6,872	220,288
Balance at December 31, 2012 - Restated	717,247	1,952,050	795,294	264,520	221,316	3,950,427
Inflows	401,908	198,478	296,175	-	31,404	927,965
Write-offs due to payment	(77,137)	(97,177)	(102,948)	-	-	(277,262)
Write-offs due to reversal	(86,959)	(43,207)	(99,496)	(6,127)	(11,967)	(247,756)
Monetary restatement	33,121	138,656	81,378	17,284	-	270,439
Balance at December 31, 2013	988,180	2,148,800	970,403	275,677	240,753	4,623,813

Current	92,712	-	468,691	-	-	561,403
Noncurrent	895,468	2,148,800	501,712	275,677	240,753	4,062,410

(a)	Refers to contingent liabilities arising from PPA generated in acquisition of the controlling interest of Vivo Part. in 2011.
(b)
Refer to costs to be incurred to return the sites (locations for installation of base radio, equipment and real estate) to their respective owners in the same conditions as they were at the time of execution of the initial lease agreement.

The Company, as an entity and also as successor to the merged companies, and its subsidiaries are a party in labor, tax and civil claims filed in different courts. The management of the Company and its subsidiaries, based on the opinion of its legal counsel, recognized provisions for those cases in which an unfavorable outcome is considered probable.

20.1	Provisions and labor contingencies

	12.31.13	12.31.12 Restated	01.01.12 - Restated
Nature/Degree of risk
Probable provisions	988,180	717,247	526,210
Possible contingencies	313,536	274,156	404,262

Provisions and labor contingencies involve labor claims filed by former employees and employees at outsourced companies (the later alleging joint or subsidiary liability) claiming for, among other issues, overtime, salary equalization, post-retirement salary supplements, job hazard premium, additional for unhealthy work conditions and claims related to outsourced services.

The Company is also defendant in labor claims filed by retired former employees regarding the Medical Care Plan for Retired Employees (PAMA), which require, among other issues, the annulment of the change occurred in such plan. The claims await decision by the Regional Labor Court of São Paulo. Based on the opinion of its legal advisors and the current jurisdictional benefits, management considers this claim as a possible risk. No amount has been allocated for these claims, since in the case of loss, it is not possible to estimate the corresponding amount payable by the Company.

Additionally, the Company is party to public civil actions filed by the Department of Labor, in respect to the decision to restrain the Company from continuing to hire outsourced companies to carry out the Company’s main activities. No amounts were allocated to the possible likelihood of an unfavorable outcome related to these public civil actions in the table above, since in these phases, in the event of loss, it is not possible to estimate the Company’s monetary loss.

20.2	Provisions and tax contingencies

	Amounts Involved
	12.31.13	12.31.12 – Restated	01.01.12 - Restated
Nature/Degree of risk
Probable provisions	2,148,800	1,952,050	1,606,735
Federal	2,042,098	1,860,803	1,530,789
State	91,923	67,426	63,625
Municipal	14,779	23,821	12,321

Possible contingencies	16,246,407	13,738,155	11,679,158
Federal	3,913,929	3,146,736	3,185,747
State	7,088,859	5,870,365	4,172,479
Municipal	580,853	544,323	471,876
Anatel	4,662,766	4,176,731	3,849,056

Provisions for probable tax contingencies

Federal taxes

At December 31, 2013, the Company and subsidiary were party to administrative and judicial proceedings relating to: (i) additional contributions to the FGTS on deposits made by employees (the issue does not result in the reduction of part of FGTS deposits made by the Company on behalf of its employees); (ii) claims resulting from the non-ratification of compensation and refund requests, formulated by the Company; (iii) social contributions relating to a supposed failure to pay 11% on the value of invoices, billing and receipts from service providers hired for the transfer of labor; (iv) CIDE levied on the remittance of funds abroad relating to technical services, administrative assistance and to services of similar nature, as well as royalties; (v) fixed: non-inclusion of interconnection and EILD expenses in the FUST base and Wireless carriers: non-inclusion of revenues from interconnection in the FUST tax base; (vi) contribution to Empresa Brasileira de Comunicação, created by Law No. 11,652/08; (vii) TFI/TFF on mobile stations; (viii) IRRF on Interest on shareholders´ Equity; (ix) Price for Numbering Resources Management (PPNUM) by ANATEL instituted by Resolution No. 451/06; (x) IRPJ/PIS/COFINS resulting from the non-ratification of offset and refund requests made by the Company and its subsidiaries; (xi) Social Investment Fund (Finsocial) offset amounts; (xii) failure to pay withholding social contribution levied on services rendered, remuneration, salaries and other salary bases; (xiii) COFINS – Requirement resulting from non-inclusion of financial income into the tax base; (xiv) additional charges to the PIS and COFINS tax base, as well as additional charges to COFINS required by Law No. 9,718/98; and (xv) Tax on Net Income (ILL)

At December 31, 2013, total consolidated provisions amounted to R$ 2,042,098 (R$ 1,860,803 at December 31, 2012).

State taxes

At December 31, 2013, the Company or its subsidiary were parties to administrative and judicial proceedings in progress referring to (i) ICMS tax credits on electric power and tax credits without documentation (ii) ICMS not levied on telecommunication services; (iii) disallowance of ICMS tax incentives for cultural projects; (iv) ICMS on TV subscription; and (v) environmental administrative fine.

At December 31, 2013, total consolidated provisions amounted to R$ 91,923 (R$ 67,426 at December 31, 2012).

Municipal taxes

At December 31, 2013, the Company and its subsidiary were parties to tax claims at a municipal level, in the judicial sphere which, based on the opinion of its legal advisors, are classified as a probable loss.

These proceedings relate to: (i) IPTU, (ii) ISS levied on chattel lease services and secondary and complementary activities, and (iii) Surveillance, Control and Inspection Fee (TVCF).

At December 31, 2013, total consolidated provisions amounted to R$ 14,779 (R$ 23,821 at December 31, 2012).

Possible Tax contingencies

Federal taxes

At December 31, 2013, the Company and its subsidiary were parties to various administrative and judicial proceedings, at the federal level, which are ongoing in various court levels.

Key proceedings refer to: (i) protest letters due to non-ratification of compensation requests made by the Company; (ii) fine for distribution of dividends even in view of the alleged existence of outstanding debts payable to the federal government; (iii) social security contribution (INSS) on compensation payment for salary devaluation arising from losses caused by “Plano Verão” (Summer Plan) and “Plano Bresser” (Bresser Plan), SAT (Occupational Accident Insurance), Social Security and payables to third parties (INCRA and SEBRAE), supply of meals to employees, 11% retention (labor assignment); (iv) IRRF on the funds remittance abroad related to technical services and to administrative support and similar services, as well as royalties; (v) PIS levied on roaming; (vi) CPMF levied on operations resulting from the technical cooperation agreement with the National Treasury Department (STN) (offsetting through the Integrated System of Federal Government Financial Administration - SIAFI) and on foreign-exchange contracts required by the Brazilian Central Bank; (vii) IRPJ and CSLL related to deductions on revenues from reversal of provisions; (viii) IRPJ and CSLL - disallowance of costs and sundry expenses not evidenced; (ix) deductions of COFINS from loss in swap transactions; (x) PIS / COFINS accrual basis versus cash basis; (xi) IRPJ payable in connection with allocation of excess funds to Northeast Investment Fund (FINOR), Amazon Region Investment Fund (FINAM) or Economic Recovery Fund of Espírito Santo State (FUNRES); (xii) IRPJ on derivative operations; (xiii) IRPJ and CSLL – disallowance of expenses related to the goodwill paid in the acquisition of Celular CRT S.A., goodwill arising from the privatization process and corporate restructuring of Vivo (merged into the Company on July 1, 2013) and goodwill arising from merger of Navytree and TDBH; and (xiv) contribution to Empresa Brasileira de Comunicação, created by Law No. 11,652/08.

According to Management and the Company’s legal advisors, the likelihood of loss in these proceedings is possible.

At December 31, 2013, the total consolidated amount involved is R$ 3,913,929 (R$ 3,146,736 at December 31, 2012).

State taxes

At December 31, 2013, the Company and its subsidiary were parties to various administrative and judicial proceedings related to ICMS, at the state level, which are ongoing in various court levels.

Key proceedings refer to: (i) provision of facility, utility and convenience services and rental of the “Speedy” service modem; (ii) international calls (DDI); (iii) undue credit related to the acquisition of items intended to property, plant and equipment and lack of proportionate credit reversal referring to the acquisition of property, plant and equipment items; (iv) amounts unduly appropriated as ICMS tax credits; (v) service provided outside São Paulo state with ICMS paid to São Paulo State; (vi) co-billing, (vii) tax substitution with a fictitious tax base (tax guideline); (viii) use of credits related to acquisition of electric power; (ix) secondary activities, value added and supplementary services (Agreement 69/98); (x) tax credits related to opposition/challenges referring to telecommunications services not provided or mistakenly charged (Agreement 39/01); (xi) shipment of goods with prices lower than acquisition prices (unconditional discounts); (xii) deferred collection of ICMS - interconnection (DETRAF – Traffic and Service Provision Document); (xiii) credits derived from tax benefits granted by other states; (xiv) disallowance of tax incentives related to cultural projects; (xv) transfers of assets among business units owned by the Company; (xvi) communications service tax credits used in provision of services of the same nature; (xvii) card donation for prepaid service activation; (xviii) reversal of credit from return and free lease in connection with assignment of networks (used by the Company itself and exemption from public bodies); (xix) DETRAF fine, (xx) ICMS on own consumption; (xxi) ICMS on exemption of public bodies; (xxii) issue of invoices with negative ICMS amounts; and (xxiii) new tax register bookkeeping without previous authorization by tax authorities.

According to Management and the Company’s legal advisors, the likelihood of loss in these proceedings is possible.

At December 31, 2013, the total consolidated amount involved is R$ 7,088,859 (R$ 5,870,365 at December 31, 2012).

Municipal taxes

At December 31, 2013, the Company and its subsidiary were parties to various administrative and judicial proceedings, at the municipal level, which are ongoing in various court levels.

Key proceedings refer to: (i) ISS – secondary activities, value added and supplementary services; (ii) withholding ISS; (iii) IPTU; (iv) Land Use Fee; (v) municipal fees; (vi) tariff for Use of Mobile Network (TUM), infrastructure lease; (vii) advertising services; (viii) services provided by third parties; (ix) business management consulting services provided by Telefónica Internacional (TISA); and (x) ISS tax levied on caller ID services and on cell phone activation and (xi) ISS on continuous rendered service, provision, reversal and cancelled invoices.

According to Management and the Company’s legal advisors, the likelihood of loss in these proceedings is possible.

At December 31, 2013, the total consolidated amount involved is R$ 580,853 (R$ 544,323 at December 31, 2012).

ANATEL

Universal Telecommunication Services Fund (FUST)

Injunction petitioned separately by landline and wireless carriers for acknowledgement of their right to: Landline phone carriers: non-inclusion of interconnection and EILD expenses in the FUST base and Wireless carriers: non-inclusion of interconnection revenue in the FUST base, pursuant to Abridgement No. 7, of December 15, 2005, since it disagrees with the provisions of the sole paragraph, article 6, of Law No. 9998/00, which are waiting to be tried in the court of appeals.

A number of delinquency notices referring to debit entry issued by ANATEL at the administrative level to set up the tax credit related to interconnection, EILD and other revenues that are not earned from the provision of telecommunications services.

According to Management and the Company’s legal advisors, the likelihood of loss in these proceedings is possible.

At December 31, 2013, the total consolidated amount involved is R$ 2,185,034 (R$ 1,970,800 at December 31, 2012).

Telecommunications Technology Development Fund (FUNTTEL)

At December 31, 2013, the Company and its subsidiary were parties to administrative and judicial proceedings which are waiting to be tried at the lower administrative court and the court of appeals. Such proceedings concern the collection of contributions to FUNTTEL on other revenues (not related to telecom services), as well as on income and expenses transferred to other operators (interconnection).

According to Management and the Company’s legal advisors, the likelihood of loss in these proceedings is possible.

At December 31, 2013, the total consolidated amount involved is R$ 664,386 (R$ 614,314 at December 31, 2012).

Telecommunications Inspection Fund (FISTEL)

Upon extension of the effective license period to use telephone switches in connection with use of STFC (landline phone carriers) and extension of the right to use radiofrequency in connection with wireless service (wireless carriers), ANATEL charges the Installation Inspection Fee (TFI).

This collection is based on ANATEL’s understanding that such extension would represent a taxable event for TFI. The Company understands that such collection is unjustified, and separately challenged the aforesaid fee in court.

According to Management and the Company’s legal advisors, the likelihood of loss in these proceedings is possible.

At December 31, 2013, the total consolidated amount involved is R$ 1,811,104 (R$ 1,589,479 at December 31, 2012), without the respective judicial deposit.

Public Price for Numbering Resource Management (PPNUM)

The Company, along with other wireless carriers in Brazil, is challenging in court the tariff charged by ANATEL for use by such carriers of the numbering resources managed by the agency. When charged by ANATEL, Vivo (merged into the Company on July 1, 2013) made a judicial deposit referring to the amounts payable. On April 23, 2009, the carriers received a favorable sentence and the lawsuit is currently waiting to be tried at the court of appeals.

According to Management and the Company’s legal advisors, the likelihood of loss in these proceedings is possible.

At December 31, 2013, the total consolidated amount involved is R$ 2,242 (R$ 2,138 at December 31, 2012).

20.3	Provisions, civil and regulatory contingencies

	Amounts involved
	12.31.13	12.31.12	01.01.12
Nature/Degree of risk
Probable provisions	970,403	795,294	664,703
Civil	599,868	487,620	422,890
Regulatory	370,535	307,674	241,813

Possible contingencies	3,366,707	2,656,850	1,978,973
Civil	1,681,450	1,491,862	1,118,372
Regulatory	1,685,257	1,164,988	860,601

Provisions for probable civil contingencies

•
The Company is party to proceedings that involve right to receive supplementary amounts from shares calculated in relation to the network expansion plan after 1996 (supplement of shares proceedings). These proceedings involve various phases: 1st level, Court of Justice and Supreme Court of Justice. At December 31, 2013, considering the degree of risk involved, consolidated provision amounted to R$ 37,191 (R$ 31,260 at December 31, 2012).

•
The Company is party to proceedings of a civil nature, in the administrative and judicial spheres, the subject of which are rights relating to the provision of services. These proceedings are filed by individual consumers, civil associations representing consumer rights, PROCON, as well as the State and Federal Public Prosecutor’s Offices. Similarly, the Company is defendant or plaintiff in other proceedings the subject of which relates to matters other than those under the normal course of business. At December 31, 2013, total consolidated provisions amounted to R$ 469,149 (R$ 377,649 at December 31, 2012).

•
The Company is also involved in various lawsuits filed by individual consumers, with similar characteristics, which individually are not considered to be material, based on provision analysis, the historical average of losses in similar proceedings. At December 31, 2013, total consolidated provisions amounted to R$ 93,528 (R$ 78,711 at December 31, 2012).

Provisions for probable regulatory contingencies

At December 31, 2013, the Company was party to administrative proceedings against ANATEL, which were filed based on alleged noncompliance with obligations set forth in industry regulations, as well as in legal claims discussing sanctions by ANATEL at the administrative level. The likelihood of loss in these proceedings is probable and at December 31, 2013 provisions amounting to R$ 370,535 (R$ 307,674 at December 31, 2012) consolidated were set up.

Possible civil contingencies

•
Community Telephone Plan – PCT: Refers to a Public Civil Action to which the Company is a party and which is related to the PCT, a plan that allows purchasers of telephone line expansion plans who did not receive shares for their financial investment to claim indemnity rights, in the municipality of Mogi das Cruzes. The total consolidated amount involved is R$ 281,059 (R$ 236,236 at December 31, 2012). These proceedings were assessed as a possible loss by legal counsel. The São Paulo State Court of Justice (TJSP) has reversed the decision and deemed the claim groundless. The carriers association of Mogi das Cruzes (plaintiff) filed a special appeal to reverse that decision, which is currently awaiting a decision.

•
Class actions filed by SISTEL Members Association (ASTEL) in São Paulo State, whereby SISTEL members in São Paulo State question the changes made in the health care plan for retired employees (PAMA), and that former conditions are restored. The claim is still at the appeal stage, pending a decision by the court of appeals, which changed the dismissal decision. The likelihood of loss in these proceedings was deemed as possible by legal counsel. The amount is not measurable and the claims are uncertain due to their unenforceability, since it would be necessary to restore the plan to its previous conditions.

•
Public civil actions filed by ASTEL - SISTEL Members Association in São Paulo State and FENAPAS - National Federation of Associations of Retirees, Pensioners and Pension Funds Members of the Telecommunications Industry, both against SISTEL. The Company and other carriers seek annulment of PBS pension plan spin-off, claiming “the dismantling of SISTEL Foundation supplementary pension system”, which originated several specific PBS-mirrors plans, and respective allocation of resources deriving from technical surplus and tax contingencies at the time of the spin-off. The likelihood of loss in these proceedings was deemed as possible by legal counsel. The amount is not measurable and the claims are uncertain due to their unenforceability, since it would be necessary to restore SISTEL's spun-off fund related to carriers of the former Telebrás System.

•
The Public Prosecutor’s Office of São Paulo State began a public class action claiming moral and property damages suffered by all consumers of telecommunications services from 2004 to 2009 due to the bad quality of services and failures of the communications system. The Public Prosecutor’s Office suggested that the indemnification to be paid should be R$ 1 billion. The decision handed down on April 20, 2010 imposes the payment of indemnification for damages caused to all consumers who have filed a suit for such damages.

Conversely, in the event that the number of claiming consumers is not in line with the gravity of damages, after the lapsing of one year, the judge determined that the amount of R$ 60 million should be deposited in the Special Expenses Fund to Recover Natural Rights Damages (“Fundo Especial de Despesa de Reparação de Interesses Difusos Lesados”). It is not possible to estimate the number of consumers who will individually file suits nor the amounts claimed thereby. The parties filed an appeal on the merits of the case. The judgment effects are in abeyance. No amount has been assigned to the possible likelihood of an unfavorable outcome in connection with this action, since, in the case of loss, estimating the corresponding amount payable by the Company is not practicable at this time. Likewise, establishing a provision for contingency equivalent to the amount sought is not possible.

•
The Company is involved in other civil claims, at several levels, related to service rendering. Such claims have been filed by individual consumers, civil associations representing consumer rights or by the Bureau of Consumer Protection (PROCON), as well as by the Federal and State Public Prosecutor’s Office. It is also involved in other claims of several types related to the normal course of business. Total contingency amounts to R$ 1,383,932 (R$ 1,236,312 at December 31, 2012), whose likelihood of an unfavorable outcome has been assessed by their legal advisors as possible.

•
The Company has received fines regarding the noncompliance with SAC Decree. We currently have various actions (administrative and judicial proceedings), whose likelihood of an unfavorable outcome has been assessed by legal advisors as possible, amounting to at December 31, 2013 R$ 16,459 (R$ 19,314 at December 31, 2012).

•
Intellectual Property: Lune Projetos Especiais Telecomunicação Comércio e Ind. Ltda (Lune), a Brazilian company, proposed the lawsuit on November 20, 2001 against 23 wireless carriers claiming to own the patent for caller ID and the trademark "Bina". The purpose of that lawsuit it to interrupt provision of such service by carriers and to seek indemnification equivalent to the amount paid by consumers for using the service.

An unfavorable sentence was passed determining that Vivo (merged into the Company on July 1, 2013) should refrain from selling mobile phones with Caller ID service (Bina), subject to a daily fine of R$ 10,000 in case of noncompliance. Furthermore, according to the sentence passed, Vivo (merged into the Company on July 1, 2013) must pay indemnification for royalties to be calculated in settlement. Motions for Clarification were opposed by all parties and Lune’s motions for clarification were accepted since an injunctive relief in this stage of the proceedings was deemed applicable. Bill of review appeal in view of the current decision which granted a stay of execution suspending unfavorable decision until final judgment of the review. Bill of review for appeal at sentence phase pending decision. The likelihood of an unfavorable outcome has been assessed by legal advisors as possible. There is no way to determine the extent of potential liabilities with respect to this claim.

•
Validity of prepaid plan: Vivo (merged into the Company on July 1, 2013) and other wireless carriers are defendants in several lawsuits filed by the Public Prosecutor’s Office and consumer associations to challenge imposition of a period to use prepaid minutes. The plaintiffs allege that the prepaid minutes should not expire after a specific period. Conflicting decisions were handed down by courts on the matter. Although we believe that our criteria for the period determination comply with ANATEL standards, the likelihood of an unfavorable outcome has been assessed by legal advisors as possible, except for collective actions against Telemig, for which the probability of an unfavorable outcome in relation to this claim is deemed remote, also based on the opinion of our legal advisors.

Possible regulatory contingencies

•
The Company is party to administrative proceedings filed by ANATEL alleging noncompliance with the obligations set forth in industry regulations, as well as legal claims which discuss the sanctions applied by ANATEL at the administrative level, rating the likelihood of loss as possible, at December 31, 2013 amounting to R$ 1,685,257 – consolidated (R$ 1,164,988 at December 31, 2012).

•
Administrative proceedings discussing payment of 2% charge on revenue from interconnection services due to the extension of right of use of SMP-related radiofrequencies. Under clause 1.7 of the Authorization Terms that grant right of use of SMP-related radiofrequencies, the extension of right of use of such frequencies entails payment every two years, during the extension period (15 years), of a 2% charge calculated on net revenue from the basic and alternative service plans of the service company, determined in the year before that of payment.

However, ANATEL determined that the 2% charge should be calculated on revenue from service plans and also on revenue from interconnection services, which is not provided for by clause 1.7 of the referred to Authorization Terms.

Considering, based on the provisions of the Authorization Terms, that revenue from interconnection services should not be included in the calculation of the 2% charge for radiofrequency use right extension, Vivo (merged into the Company on July 1, 2013) filed administrative proceedings challenging these charges, based on ANATEL’s position.

According to the Company’s legal advisors, the likelihood of loss in these proceedings is possible.

•
Administrative Proceeding No. 08012.008501/2007-91: It is a proceeding filed at the level of the Brazilian System for Competition Defense (SBDC) by Global Village Telecom Ltda (GVT), Intelig Telecomunicações Ltda (Intelig), Transit do Brasil Ltda. and Easytone Telecomunicações Ltda. on August 6, 2007 against Claro S.A. (Claro), Tim Brasil Serviços e Telecomunicações S.A. (TIM), TNL SCS S.A. (Oi) and Vivo (merged into the Company on July 1, 2013) for supposed trust and price squeeze practices, with the objective of increasing VUM tariff, thus increasing the costs of competitors. Due to the proceeding filed on August 21, 2008, the Department for Economic Right (SDE) started an administrative proceeding against the defendants in order to evaluate whether the practices adopted would fit into (i) items I, III and IV, article 20 and items V, article 21 and (ii) items I, III and IV, article 20 and items I and V, all of Law No. 8,884/94, to wit trust and price squeeze.

On March 25, 2010, SDE issued a technical note whereby: (i) it dismissed the accusation of trust against all the defendants, recommending the shelving of such charge, (ii) suggested excluding Oi from the group of defendants in the investigation of price squeeze for considering that its economic group would be responsible for paying VUM and for lack of evidence of recurrent practices of prices below VUM; and (iii) recommended condemning Vivo (merged into the Company on July 1, 2013), TIM and Claro, based on article 20, items I, III and IV, and article 21, item V, all of Law No. 8,884/94, for the increase in costs of competitors (price squeeze). On November 7, 2012, the Federal Public Prosecutor’s Office issued an opinion under the same terms of SDE Note and, on March 12, 2013, the Attorney General of the Brazilian Antitrust Enforcement Agency (CADE) decided for the shelving of all charges.

On September 11, 2013, CADE, by unanimous vote, rendered inexistent the trust and price squeeze practices and shelved this proceeding.

20.4	Guarantees

At December 31, 2013, the Company and its subsidiaries granted guarantees for tax, civil and labor proceedings, as follows:

	Property and equipment	Judicial deposits and garnishments	Guarantee letters
Civil, labor and tax	187,025	4,352,520	2,263,773
Total	187,025	4,352,520	2,263,773

In addition to the guarantees presented above, at December 31, 2013, the Company and its subsidiaries had amounts under short-term investment frozen by the courts (except for loan-related investments), amounting to R$ 46,451 - consolidated (R$ 49,728 at December 31, 2012).

21.	Deferred revenue

	12.31.13	12.31.12 Restated	01.01.12 - Restated
Activation revenue (a)	120,521	89,367	98,464
Services and goods (b)	673,810	596,907	647,629
Disposal of PP&E (c)	123,063	171,174	-
Government grants (d)	40,840	44,933	53,202
Customer loyalty program (e)	91,763	82,848	68,821
Donation of equipment (f)	11,076	16,235	22,638
Other	10,139	36,471	26,780
Total	1,071,212	1,037,935	917,534

Current	817,551	734,573	761,268
Noncurrent	253,661	303,362	156,266

a)	Refers to the deferral of activation revenue (fixed) recognized in income over the estimated period of duration of the customer plan.
b)	Refers to the balances of agreements of prepaid services revenue and multi-element operations, which are recognized in income to the extent that services are provided to customers.
c)	Refers to net balance of the residual value from disposal of non-strategic towers and rooftops to be transferred to income upon compliance with conditions for recognition in books.
d)
Refers to government grant deriving from funds raised with BNDES in a specific credit line (PSI Program), used in the acquisition of domestic equipment and registered at BNDES (Finame) and applied in projects to expand the network capacity, which have been amortized by the useful life of equipment.

e)
Refers to the loyalty point program maintained by the Company, which allows customers to accumulate points when paying their bills referring to use of services offered. The balance represents the Company’s estimate of customers’ exchanging points for goods and/or services in the future.

f)	Refers to the balances of network equipment donations from suppliers, which are amortized by the useful life of the referred to equipment.

22.	Other Liabilities

	12.31.13	12.31.12 - Restated	01.01.12- Restated
Third-party withholdings	236,510	139,120	252,771
Amounts to be refunded to subscribers	56,746	45,627	59,265
Payables to related parties	105,164	57,348	71,452
Payable for license renewal	154,211	194,441	44,296
Mutual assumptions of debt and installment	-	-	21,587
Other payables	56,275	38,674	47,543
Total	608,906	475,210	496,914

Current	487,994	364,618	454,898
Noncurrent	120,912	110,592	42,016

23.	Shareholders’ equity

a)	Capital

Paid-in capital as of December 31, 2013 and 2012 amounted to R$ 37,798,110. Subscribed and paid-in capital is divided into shares without par value, as follows:

	Common shares		Preferred shares		Grand total
Shareholders	Number	%	Number	%	Number	%

Telefónica Internacional S.A.	58,859,918	15.43%	271,707,098	36.52%	330,567,016	29.37%
Telefónica S.A.	97,976,194	25.68%	179,862,845	24.17%	277,839,039	24.68%
SP Telecomunicações Participações Ltda	192,595,149	50.47%	29,042,853	3.90%	221,638,002	19.69%
Telefónica Chile S.A.	696,110	0.18%	11,792	0.00%	707,902	0.06%

Total group companies	350,127,371	91.76%	480,624,588	64.60%	830,751,959	73.81%

Other shareholders	31,208,300	8.17%	261,308,985	35.12%	292,517,285	25.98%

Treasury stock	251,440	0.07%	2,081,246	0.28%	2,332,686	0.21%

Total shares	381,587,111	100.00%	744,014,819	100.00%	1,125,601,930	100.00%

Outstanding shares	381,335,671		741,933,573		1,123,269,244

Book value per share outstanding - R$:
At December 31, 2013					38,19
At December 31, 2012					39,78

According to its bylaws, the Company is authorized to increase its capital up to the limit of 1,350,000,000 (one billion three hundred and fifty million) shares, common or preferred. The capital increase and consequent issue of new shares are to be approved by the Board of Directors, subject to the authorized capital limit. However, the Brazilian Corporation Law – Law No. 6,404/76, article 166, IV – establishes that capital may be increased through a Special Shareholders’ Meeting resolution held to decide about amendments to the Articles of Incorporation, if authorized capital increase limit has been reached.

Capital increases do not necessarily have to observe the proportion between the numbers of shares of each type. However, the number of preferred shares, nonvoting or with restricted voting, must not exceed 2/3 of the total shares issued.

Preferred shares are nonvoting, but have priority in the reimbursement of capital, without premium, and are entitled to dividends 10% higher than those paid on common shares, as per article 7 of the Company’s Articles of Incorporation and clause II, paragraph 1, article 17, of Law No. 6,404/76.

b. Bonus paid on acquisition of interest from non-controlling shareholders

In accordance with the accounting practices adopted in Brazil prior to the adoption of the IFRS/CPC, goodwill was recorded when shares were acquired at a higher value than their book value, generated by the difference between the book value of shares acquired and the transaction’s fair value. With the adoption of IAS 27R (IFRS 10 since 2013)/CPC 35 and 36, the effects of all acquisition of shares from non-controlling shareholders are recorded under equity when there is no change in the shareholding. Consequently, these transactions no longer generate goodwill or income, and the goodwill previously generated from acquisition from non-controlling shareholders were adjusted based on the Company’s equity. The acquisition of shares from non-controlling shareholders of Lemontree and GTR totaled R$40,519. The balance of this account is recorded under this account. The balance of this account at December 31, 2013 and 2012 was R$70,448.

c. Capital reserves

Special goodwill reserve

This represents the tax benefit generated by the merger of Telefonica Data do Brasil Ltda. which will be capitalized in favor of the controlling shareholders after the tax credits are realized under the terms of CVM Ruling No. 319/99. The balance of this account at December 31, 2013 and 2012 was R$63,074.

Other capital reserves

Other capital reserves are issue or capitalization in excess, in relation to the basic share value on the issue date.

The balance of this account at December 31, 2013 and 2012 was R$2,735,930.

Treasury shares

These represent the Company’s treasury shares arising from: i) merger of TDBH (in 2006); ii) merger of Vivo Part. shares (in 2011), and iii) repurchase of common and preferred shares. As of December 31, 2013 and December 31, 2012, balance in this account amounted to R$ 112,107.

On November 5, 2012, the Company informed its shareholders and the market that the members of the Company’s Board of Directors approved the acquisition of common and preferred shares issued by the Company, without capital reduction, for subsequent cancellation, disposal or maintenance in treasury for the purpose of increasing shareholder value. The repurchase will be made through the use of part of the existing capital reserve as of October 31, 2012, except for the reserves referred in Article 7 subsection (a) to (d) of CVM Ruling No. 10/80. This repurchase will begin from the deliberation date of the Board of Directors, remaining in force until November 4, 2013, the acquisitions being carried out on BM&FBOVESPA at market prices and is responsibility of management to decide the moment and number of shares to be acquired, whether in a single operation, whether in a series of operations, as well as to define the parameters for carrying out the repurchase, within legal limits, which may not exceed 2,894,534 common shares and 24,257,777 preferred shares.

d. Income reserve

Legal reserve

The legal reserve is set up by allocation of 5% of the net profit for the year, up to the limit of 20% of the paid-up capital stock. Legal reserve may only be used to increase capital or to offset accumulated losses. The balance of this account at December 31, 20013 was R$1,285,797 (R$1,100,000 at December 31, 2012).

Tax incentive reserve

This reserve refers to the a 75% income tax reduction benefit to be applied on Profit from Tax Incentive Operations (PTIO) in the following areas: North of Minas Gerais State, Vale do Jequitinhonha and the states of Acre, Amapá, Amazonas, Maranhão, Mato Grosso, Pará, Rondônia and Roraima.

Pursuant to article 195-A of Law No. 6,404/76, the portion of profit subject to the incentive was also excluded from dividend calculation, and may be used only in the event of capital increase or loss absorption.

The balance of this account at December 31, 2013 was R$1,699.

e. Dividends – interim and proposed

On January 10, 2013, the Company's Board of Directors approved the allocation of interim dividend amounting to R$1,650,000, based on income recorded in the quarterly balance as of September 30, 2012, to common and preferred shareholders enrolled with the Company through the end of January 21, 2013. Payment of this interim dividend started on February 18, 2013.

On April 16, 2013, the Annual Shareholders’ Meeting approved the allocation of additional dividend proposed referring to remaining balance of P&L for 2012, amounting to R$1,498,769, as provided for in the proposal for allocation of income to common and preferred shareholders recorded by the Company up to April 16, 2013.

On August 19 and September 19, 2013, the Company’s Board of Directors approved gross interim IOE allocation amounting to R$440,000 (R$374,000 net of withholding income tax), per allocation, to common and preferred shareholders enrolled with the Company at the end of August 30 and September 30, respectively.

On October 18, 2013, the Company Board of Directors approved the gross interim IOE allocation amounting to R$538,000 (R$457,300 net of withholding income tax). On that same date, the allocation of interim dividends amounting to R$746,000 was also approved. These interim IOE and dividends were calculated based on the income recorded in balance sheet at June 30, 2013, which will be allocated to the compulsory minimum dividend for 2013. The distribution of such interest on equity and dividends will be credited to the ordinary and preferred shareholders registered in the Company's records at October 31, 2013.

On December 18, 2013, the Company Board of Directors approved, the allocation of interest on intermediate capital in the gross amount of R$ 760,000 (R$ 646,000 net of income tax withholding) to holders of ordinary shares and preferred shareholders registered in the Company's records at December 30, 2013

The dividends were calculated in accordance with the Company Articles of Incorporation and the Corporation Law. The table below shows the calculation of dividends and interest on equity for 2013 and 2012:

	2013	2012
Net income for the year	3,715,945	4,453,573
Allocation to legal reserve	(185,797)	(222,678)
Total	3,530,148	4,230,895
(-) Tax incentives - nondistributable	(1,699)	-
Adjusted net income	3,528,449	4,230,895
Mandatory minimum dividend - 25% of adjusted net income	882,112	1,057,724
Dividend and IOE distributed for the year (a):
Interest on equity (gross)	1,738,000	-

Interim dividends	746,000	1,122,522
Income available to be distributed	1,044,449	3,108,373
(+) Unclaimed IOE / dividends	116,825	89,692
(-) Actuarial (gains)/losses recognized and effect of limitation of surplus plan assets, net of taxes and other changes	14,264	(49,296)
Proposed additional dividend	1,175,538	3,148,769

Amounts per share (a)	Reais	Common	Preferred
Interim IOE (net of IRRF), allocated in August 2013	187,000	0.156163	0.171779
Interim IOE (net of IRRF), allocated in September 2013	187,000	0.156163	0.171779
Interim IOE (net of IRRF), allocated in November 2013	457,300	0.381890	0.420079
Interim IOE (net of IRRF), allocated in December 2013	646,000	0.539474	0.593421
Interim dividend declared in October 2013	746,000	0.622983	0.685282
Interim dividend declared in November 2012	1,122,522	0.937417	1.031158

The manner proposed by management for payment of dividends was:

For 2013: The remaining unallocated balance of net income for the year ended December 31, 2013, amounting to R$1,044,449, plus dividends and IOE expired in 2013, amounting to R$116,825 and other significant amounts amounting to R$14,264, totaling R$1,175,538, were classified as additional dividends proposed for equity and in accordance with the management proposal for allocation of income for the year, which will be submitted for approval by the Annual Shareholders Meeting.

For 2012: On April 16, 2013, the Annual Shareholders’ Meeting approved the allocation of the remaining unallocated net income for the year ended December 31, 2012, amounting to R$3,108,373, plus dividends and IOE expired in 2012, amounting to R$89,692, and less other comprehensive income, in the amount of R$(49,296), totaling R$3,148,769, as provided for in the proposal for income allocation to common and preferred shareholders registered in the Company in April 16, 2013.

	Reais	Common	Preferred (1)
2013 - Total proposed for deliberation – per share	1,175,538	0.981691	1.079860
2012 - Total proposed for deliberation – per share	3,148,769	2.629533	2.892487

1 10% in excess to the amount attributed to each common share, pursuant to article 7 of the Company Articles of Incorporation.

Interest on shareholders´ equity

As proposed by management, IOE was paid to shareholders in 2013 pursuant to article 9 of Law No. 9249/95, net of withholding tax, as follows:

2013
Interest on equity, gross	1,738,000
Common shares	553,471
Preferred shares	1,184,529
Withholding income tax (IRRF)	(260,700)
Interest on equity, net	1,477,300

Exempt shareholders received full IOE, free from withholding income tax.

Unclaimed dividends

The dividends and interest on equity unclaimed by shareholders expire in 3 (three) years, as from the initial payment date, pursuant to article 287, paragraph II, item “a” of Law No. 6,404, of December 15, 1976. The Company reverses the amount of unclaimed dividends upon expiration to retained earnings.

f. Other comprehensive income

Financial instruments available for sale: Refer to fair value variations of financial assets available for sale. The balance at December 31, 2013 was (R$2,658) (R$6,230 at December 31, 2012).

Derivative transactions: Derivative transactions refer to the effective part of cash flow hedges until the balance sheet date. The balance at December 31, 2013 was R$6,610 (R$10,190 at December 31, 2012).

Currency translation difference of investments abroad: Refers to currency translation differences arising from the conversion of financial statements of foreign subsidiaries. The balance at December 31, 2013 was R$12,897 (R$1,372 at December 31, 2012).

The breakdown of other comprehensive income for the years ended December 31, 2013 and 2012 is as follows:

	Financial instruments available for sale	Derivative transactions	Currency translation adjustment - foreign investments	Total
Balances at December 31, 2011	9,884	1,995	(4,359)	7,520
Exchange variation	-	-	5,731	5,731
Futures	-	8,195	-	8,195
Loss on financial assets available for sale	(3,654)	-	-	(3,654)
Balances at December 31, 2012	6,230	10,190	1,372	17,792
Exchange variation	-	-	11,525	11,525
Futures	-	(3,580)	-	(3,580)
Loss on financial assets available for sale	(8,888)	-	-	(8,888)
Balances at December 31, 2013	(2,658)	6,610	12,897	16,849

24.	Net operating revenue

	2013	2012 – Restated	2011- Restated
Telephony service	26,428,677	26,555,103	24,254,154
Network use	3,820,048	4,453,340	3,785,017
Data and SVA	16,294,856	14,389,812	10,929,344
Pay TV services	644,968	805,319	865,376
Other services (a)	1,297,277	1,268,452	1,089,534
Sale of goods and devices	3,479,786	2,792,611	2,135,165
Gross operating income	51,965,612	50,264,637	43,058,590

Taxes	(12,373,913)	(12,146,809)	(10,624,363)
Rebates and returns	(4,869,802)	(4,198,172)	(3,317,583)
Deductions from gross operating income	(17,243,715)	(16,344,981)	(13,941,946)

Net operating revenue	34,721,897	33,919,656	29,116,644

(a)
The amounts referring to infrastructure-related swap contracts, under the concept of agent and principal (CPC 30 and IAS 18), which were not recognized as costs and revenues for the years ended December 31, 2013 and 2012 were R$73,391 and R$44,758, respectively (Note 25).

No customer contributed more than 10% of gross operating revenue for the years ended December 31, 2013 and 2012.

All amounts in net income are included in income and social contribution tax bases.

25.	Costs of services and goods

	2013	2012 - Restated	2011- Restated
Depreciation and amortization	(4,265,113)	(4,131,768)	(3,581,944)
Personnel	(522,085)	(459,707)	(380,067)
Interconnection and network use	(3,842,326)	(4,012,046)	(4,537,101)
Third party services	(3,581,735)	(3,286,832)	(2,816,766)
Rent, insurance, condominium fees and connection media (a) (b)	(1,428,040)	(969,262)	(913,301)
Taxes, charges and contributions	(1,721,434)	(1,809,640)	(1,420,101)
Other	(63,535)	(86,297)	(101,604)
Total cost of services rendered	(15,424,268)	(14,755,552)	(13,750,884)
Cost of goods sold	(2,117,899)	(1,801,892)	(1,284,279)
Total	(17,542,167)	(16,557,444)	(15,035,163)

(a)
The amounts referring to infrastructure-relatedswap contracts, under the concept of agent and principal (CPC 30 and IAS 18), which were not recognized as costs and revenues for the years ended December 31, 2013 and 2012 were R$73,391 and R$44,758, respectively (Note 24).

(b)
In 2012, the Company reversed a provision at the state road department (DER) referring to the use of right-of-ways in expressways, amounting to R$ 244,462, since it understands that the likelihood of a disbursement referring to this matter is remote.

26.	Selling expenses

	2013	2012 - Restated	2011- Restated
Depreciation and amortization	(862,146)	(927,874)	(684,891)
Personnel	(1,397,550)	(1,321,397)	(1,049,978)
Third party services	(5,559,200)	(4,625,735)	(3,759,779)
Provision for doubtful receivable (Note 6)	(741,274)	(654,273)	(506,581)
Rent/insurance/condominium fees	(130,466)	(119,300)	(79,239)
Publicity and advertising	(837,801)	(867,364)	(735,622)
Other	(157,733)	(177,753)	(132,121)
Total	(9,686,170)	(8,693,696)	(6,948,211)

27.	General and administrative expenses

	2013	2012 - Restated	2011-Restated
Depreciation and amortization	(516,051)	(432,134)	(317,761)
Personnel	(612,313)	(621,946)	(554,874)
Third party services	(804,556)	(831,592)	(692,622)
Rent/insurance/condominium fees and other	(244,971)	(259,636)	(217,714)
Total	(2,177,891)	(2,145,308)	(1,782,971)

28.	Other operating income (expenses), net

	2013	2012 - Restated	2011- Restated
Fines and expenses recovered	327,724	380,553	366,124
Provisions for labor, tax and civil contingencies, net	(830,190)	(769,754)	(368,068)
Net income (loss) on disposals of assets (a)	124,142	1,100,256	513,884
Other	(5,071)	(23,343)	(70,449)
Total	(383,395)	687,712	441,491

Other operating income	575,959	1,870,995	1,229,144
Other operating expenses	(959,354)	(1,183,283)	(787,653)
Total	(383,395)	687,712	441,491

(a)
In 2013 and 2012, the Company sold 93 and 4,404 non-strategic transmission towers/rooftops for R$33,816 and R$1,185,101 (net of residual values), respectively. At the same time, the parties entered into a lease agreement concerning part of the towers/rooftops disposed to continue the data transmission required for its mobile telephone services.

This transaction was considered a sale and leaseback transaction, as provided for in IAS 17. The leaseback of each asset sold was analyzed by management and classified as operating or finance lease, considering the qualitative and quantitative requirements set forth in IAS 17.

The risks and benefits of such towers were transferred to buyers, except for towers whose transfer of risks and benefits rely on technical acceptance of buyer for the 2012 transaction. For such items, the sale amount was recognized as deferred income, net of residual values (Note 21).

29.	Financial income (expenses), net

	2013	2012 - Restated	2011- Restated
Financial income
Investment income	625,506	313,258	336,873
Gains on derivative transactions	454,828	345,412	251,758
Interest receivable	193,264	187,179	130,524
Monetary and exchange gains	307,650	345,698	267,665
Other	167,029	89,558	115,236
	1,748,277	1,281,105	1,102,056

Financial expense
Interest payable	(825,621)	(690,979)	(484,663)
Losses on derivative transactions	(350,100)	(230,216)	(140,725)
Monetary and exchange losses	(580,386)	(409,907)	(308,966)
PIS/COFINS on IOE received	(21,461)	(42,273)	(18,500)
Other	(185,469)	(198,994)	(290,197)
	(1,963,037)	(1,572,369)	(1.243,051)

Financial income (expenses), net	(214,760)	(291,264)	(140,995)

30.	Income and social contribution taxes

The Company and its subsidiary recognize income and social contribution taxes on a monthly basis, on an accrual basis, and pay the taxes based on estimates, in accordance with interim trial balances. Taxes calculated on profit or losses for the periods covered by the financial statements are recorded in liabilities or assets, as applicable.

Reconciliation of tax expense at standard rate

Reconciliation of the reported tax charges and  the amounts calculated by applying the nominal tax rate of 34% (income tax of 25% and social contribution tax of 9%) at December 31, 2013 and 2012 is shown in the table below:

	2013	2012 - Restated	2011- Restated
Income before taxes	4,662,364	6,920,244	5,655,100

Income and social contribution tax expenses at a 34% rate	(1,585,204)	(2,352,883)	(1,922,734)
Permanent and temporary differences	-	-	-
Equity pickup, net of effects of IOF received	(22,684)	200	1,464
Unclaimed dividend	(9,241)	(30,495)	(5,613)
Nondeductible expenses, gifts, incentives and IOE received	(118,479)	(68,052)	(47,576)
Deferred taxes recognized in subsidiaries on income and social contribution tax losses and temporary differences from prior years	255,778	-	-
Deferred taxes not recognized in subsidiaries on income and social contribution tax losses	(24,939)	-	-
Comprehensive income	-	-	-
Reversal of IOE allocated	590,920	-	634,780
Other (additions) exclusions	(32,570)	(16,833)	46,778
Tax expense	(946,419)	(2,468,063)	(1,292,901)

Effective rate	20%	36%	23%
Current IRPJ and CSLL	(616,895)	(1,627,439)	(925,558)
Deferred IRPJ and CSLL	(329,524)	(840,624)	(367,343)

Breakdown of changes in the deferred income and social contribution taxes on temporary differences is shown in Note 8.2.

31.	Earnings per share

Basic and diluted earnings per share were calculated by dividing income attributed to the Company’s shareholders by the weighted average number of outstanding common and preferred shares for the year. No transactions were carried out that could have potential shares issued through the date of issuance of the consolidated financial statements; therefore, there are no adjustments of diluting effects inherent to the potential issue of shares.

The table below shows the calculation of earnings per share for the years ended December 31, 2013 and 2012:

	2013	2012	2011
Net income for the year attributed to shareholders:	3,715,945	4,453,573	4,355,318
Common	1,183,354	1,418,011	1,381,068
Preferred	2,532,591	3,035,562	2,974,250

Number of shares:	1,123,269	1,123,463	928,005
Weighted average of outstanding common shares for the year	381,336	381,338	313,748
Weighted average of outstanding preferred shares for the year	741,933	742,125	614,257

Basic and diluted earnings per share:
Common shares	3.10	3.72	4.40
Preferred shares	3.41	4.09	4.84

32.	Related-party transactions and balances

32.a)	Terms and conditions of related-party transactions

a)	Fixed and mobile telephone services: fixed and mobile telephone services provided by companies of Telefónica Group;

b)
Lease of buildings and disposal of call center assets: lease of buildings owned by the Company where the call center structure is installed and disposal of property and equipment items used in call center activities to Atento Brasil, Telefonica Serviços Empresariais do Brasil and Telefonica Transportes e Logística;

c)	Support service by the customer support service, collection, back office and sales people: provided by Atento Brasil; (company belongs to the Telefónica Group until 2012)

d)	Expenses incurred: these are charged to the Company by Media Networks Latino America and Telefónica Del Peru;

e)	Digital TV services: provided by Media Networks Latino America;

f)	Lease and maintenance of safety equipment: provided by Telefonica Engenharia e Segurança do Brasil Ltda.;

g)	Corporate services: these are passed through at the cost effectively incurred on those services;

h)	Systems development and maintenance services: provided by Telefónica Global Technology;

i)
International transmission infrastructure for a number of data circuit and roaming services: provided by Telefónica International Wholesale Brazil, Telefónica International Wholesale Services Spain and Telefónica USA;

j)	Administrative management services: financial, equity, accounting and human resources services provided by Telefonica Serviços Empresariais do Brasil;

k)	Logistics and courier services: provided by Telefonica Transportes e Logística;

l)	Voice portal content provider services: provided by Terra Networks Brazil;

m)	Data communications and integrated solution services: provided by Telefónica International Wholesale Services Spain and Telefónica USA;

n)	Long-distance calls and international roaming services: provided by companies of Telefónica Group;

o)	Refund of expenses: from advisory service fees, expenses with salaries and other expenses paid by the Company to be refunded by companies of the Telefónica Group;

p)	Brand Fee: Assignment of rights to use the brand paid to Telefónica;

q)	Stock option plan: to employees of Telefónica; and

r)	Reimbursement of expenses for the digital business to Telefónica Internacional.

For the above-mentioned transactions, the prices and other commercial conditions of contracts are agreed between the parties.

A summary of significant related-party transactions and balances is as follows:

		Balance sheet - Assets
		12.31.13			12.31.12
		Current assets		Noncurrent assets	Current assets		Noncurrent assets
Parent	Type of transaction	Trade accounts receivable, net	Other assets	Other assets	Trade accounts receivable, net	Other assets	Other assets
companies
SP Telecomunicações Participações	o)	28	183	6,717	1	19	545
Telefónica Internacional	o)	-	154	38,386	-	149	17,393
Telefónica	o) / q)	-	1,361	179	-	54	137
		28	1,698	45,282	1	222	18,075
Other group companies
Telefónica USA	m)	2,612	-	-	1,925	-	-
Telefónica Chile	n)	-	4,808	-	5,160	-	106
Telefónica de España	n)	230	-	-	2,476	-	-
Telefónica Peru	d) / n)	1,573	-	-	1,764	3,216	236
Telefônica Engenharia de Segurança do Brasil	a) / g) / o)	1,320	1,903	472	556	1,915	293
Telefónica International Wholesale Services Brasil	a) / g) / o)	6,966	139	344	641	218	22
Telefónica International Wholesale Services Espanha	m)	48,267	-	-	7,072	-	-
Telefónica Moviles España	n)	6,335	-	-	3,239	-	-
Telefônica Serviços Empresariais do Brasil	a) / b) / g) / o)	2,579	15,284	2,837	1,770	15,605	1,009
Telefônica Transportes e Logistica	a) / b) / g) / o)	530	146	64	206	102	7
Terra Networks Brasil	a) / g) / o)	2,561	5,682	106	3,286	6,054	13
Other	a) / g) / n)	25,352	5,372	13,611	12,926	10,701	357
		98,325	33,334	17,434	41,021	37,811	2,043
Total		98,353	35,032	62,716	41,022	38,033	20,118

		Balance sheet - Liabilities
		12.31.13			12.31.12
		Current liabilities		Noncurrent liabilities	Current liabilities		Noncurrent liabilities
Parent	Type of transaction	Trade accounts payable	Other liabilities	Other liabilities	Trade accounts payable	Other liabilities	Other liabilities
companies
SP Telecomunicações Participações	g) / o)	50,120	-	6,483	2.685	4,028	4,689
Telefónica Internacional	o) / r)	214,523	-	-	601	1,086	-
Telefónica	p)	1,772	84,754	2,035	3,168	35,162	-
		266,415	84,754	8,518	6,454	40,276	4,689
Other group companies
Telefónica USA	i)	716	31	121	1,051	6,680	106
Telefónica Chile	n)	-	-	-	1,577	-	-
Telefónica de España	n)	441	-	-	2,158	-	-
Telefónica Peru	n)	-	-	-	49	-	-
Telefônica Engenharia de Segurança do Brasil	f)	3,550	-	8	3,828	-	8
Telefónica International Wholesale Services Brasil	i)	75,485	-	391	68,552	-	305
Telefónica International Wholesale Services Espanha	i) / n)	17,842	9,986	-	869	2,342	-
Telefónica Moviles España	n)	5,468	-	-	4,196	-	-
Telefônica Serviços Empresariais do Brasil	j) / o)	11,701	36	-	17,783	36	1,521
Telefônica Transportes e Logistica	k)	25,163	1	270	32,648	272	165
Terra Networks Brasil	l)	883	-	266	1,366	19	291
Other	e) / h) / n)	49,281	146	636	15,096	522	116
		190,530	10,200	1,692	149,173	9,871	2,512
Total		456,945	94,954	10,210	155,627	50,147	7,201
		Income statement - Revenues (Costs and expenses)
		2013		2012
Parent	Type of transaction	Revenues	Costs and expenses	Revenues	Costs and expenses
Companies
SP Telecomunicações Participações	g) / o)	-	(41,366)	-	(12,639)
Telefónica Internacional	o) / r)	750	(182,481)	43,211	-
Telefónica	o) / p)	469	(300,843)	3,691	(142,791)
		1,219	(524,690)	46,902	(155,430)
Other group companies
Atento Brasil	a) / b) / c)	-	-	50,580	(979,672)
Telefónica USA	i) / m)	1,502	(3,920)	3,318	(7,832)
Telefónica Chile	n)	1,181	-	-	-
Telefónica de España	n)	804	(1,857)	4,585	(3,736)
Telefónica Del Peru	d) / n)	92	(60)	3,844	-
Telefônica Engenharia de Segurança do Brasil	a) / f) / g) / o)	2,463	(7,882)	2,374	(7,077)
Telefónica International Wholesale Services Brasil	a) / g) / i) / o)	9,078	(200,988)	8,725	(120,876)
Telefónica International Wholesale Services Espanha	i) / m) / n)	49,937	(33,532)	20,476	(13,917)
Telefónica Moviles España		3,244	(4,573)	-	(4,841)
Telefônica Serviços Empresariais do Brasil	a) / b) / g) / j) / o)	5,221	(80,881)	6,125	(97,665)
Telefônica Transportes e Logistica	a) / b) / g) / k) / o)	1,121	(88,248)	1,078	(86,710)
Terra Networks Brasil	a) / g) / l) / o)	3,875	(579)	7,317	(4,448)
Other	a) / e) / g) / h) / n)	18,546	(50,234)	8,590	(5,526)
		97,064	(472,754)	117,012	(1,332,300)
Total		98,283	(997,444)	163,914	(1,487,730)

32.b) Management compensation

Consolidated management compensation paid by the Company to its Board of Directors and Statutory Directors for the years ended December 31, 2013 and 2012 amounted to approximately R$32,436 and R$21,586, respectively. Of this amount, R$28,022 (R$16,856 as of December 31, 2012) corresponds to salaries, benefits and social charges and R$4,414 (R$4,730 as of December 31, 2012) to variable compensation.

These amounts were carried as labor costs, according to the function in the groups of Costs of Services Rendered, Selling Expenses and General and Administrative  Expenses (Notes 25, 26 and 27).

For the years ended December 31, 2013 and 2012, our Directors and Officers did not receive any pension, retirement pension or other similar benefits.

33.	Insurance

The policy of the Company and its subsidiary, as well as of Telefónica Group, includes maintenance of insurance coverage for all assets and liabilities involving significant and high-risk amounts, based on management’s judgment and following Telefónica S.A.’s corporate program guidelines. Risk assumptions adopted, given their nature, are not included in the financial statements audit scope and, as a result, were not reviewed by our independent auditor.

Maximum limits of claims (established pursuant the agreements of each company consolidated by the Company) for significant assets, liabilities or interests covered by insurance and their respective amounts are as follows:

Line	Maximum claim limits
Operating risks (with loss of profits)	1,211,400
General civil liability (RCG)	21,160

34.	Share-based compensations plans

The Company's controlling shareholder, Telefónica S.A., has different share-based compensation plans, which were also offered to management and employees of its subsidiaries, among which are Telefônica Brasil and TData.

Fair value of options is estimated on the grant date, based on the binomial model for pricing options which considers terms and conditions of instruments granted.

The Company refunds Telefónica S.A. for the fair value of the benefit granted to management and employees on grant date.

Significant plans effective as of December 31, 2013 and December 31, 2012 are detailed below:

a)	Share incentive plan of Telefónica S.A.: “Performance Share Plan” or “PSP”

The General Shareholders’ Meeting of Telefónica S.A., held on June 21, 2006, approved the adoption of a long-term incentive plan to executive officers of Telefónica S.A. and its subsidiaries, which consists of granting them, after fulfillment of the requirements set forth in the plan, with a given number of shares of Telefónica S.A., as variable compensation.

Initially, the plan is expected to remain effective for seven years. The plan is divided into five cycles, of three years each, each starting on July 1 (“Start Date”) and ending on June 30 of the third year following the Start Date (“End Date”). At the beginning of each cycle, the number of shares to be granted to plan beneficiaries will be determined based on fulfillment of objectives set. Shares will be granted, as the case may be, after the End Date of each cycle.

Cycles are independent, with the first one starting on July 1, 2006 (with shares granted on July 1, 2009), and the fifth cycle, on July 1, 2010 (with shares granted, as the case may be, as from July 1, 2013).

Granting of shares is conditional upon:

•	Beneficiaries staying with the company for the three years of each cycle, subject to certain special conditions in relation to terminations.

•
The actual number of shares granted at the end of each cycle will depend on the level of success and maximum number of shares granted to each executive officer. The level of success is based on the comparison of the evolution of shareholder remuneration considering price and dividends (Total Shareholder Return - TSR) of Telefónica share, vis-à-vis the evolution of TSRs corresponding to a number of companies quoted in the telecommunications industry, which correspond to the Comparison Group. Each employee enrolled with the plan is granted, at the beginning of each cycle, a maximum number of shares, and the actual number of shares granted at the end of the cycle is calculated by multiplying this number by the maximum level of success on the date. This will be 100% if the evolution of Telefonica's TSR is equal to or greater than the third quartile of the Comparison Group, and 30% if this evolution is equal to the average. If the evolution is maintained between the two values, a linear interpolation will be made, and, if below the median, nothing will be granted.

At June 30, 2011, 2012 and 2013, the third, fourth and fifth cycles of this incentive plan ended, and the following number of shares were attributed to officers of the Company and its subsidiary:

Cycles	Number of shares	Par value in EUR	Final date
3rd cycle - July 1, 2008	186,186	8,39	June 30, 2011
4th cycle - July 1, 2009	169,323	8,41	June 30, 2012
5th cycle - July 1, 2010	173,645	9,08	June 30, 2013

Following the end of the third and fourth cycles, in July 2011 and 2012, total 186,186 and zero shares were issued to officers of Telefonica Brasil and its subsidiary included in those cycles, respectively. In the fourth and fifth cycle, no shares were issued as the minimum level of success established in the program for the TSR was not achieved.

b)	Performance & Investment Plan (PIP)

The General Shareholders' Meeting of Telefónica S.A., held on May 18, 2011, approved a long-term program to acknowledge the commitment, differentiated performance and high potential of its executive officers at global level, by granting them with Telefónica S.A. shares.

Participants of the plan need not pay for the shares initially granted to them and may increase the number of shares receivable by the end of the plan if they decide for a joint investment in their PIP. Co-investment requires that the participant buy and maintain, to the end of the cycle, a number equivalent to 25% of shares initially granted thereto by Telefónica S.A. On participant’s co-investment, Telefónica S.A. will increase initial shares by 25%.

Initially, the plan is expected to remain effective for three years. The cycle began on July 1, 2011 and will be effective until June 30, 2014. The number of shares is reported at the beginning of the cycle and, after three years from the grant date, shares are transferred to the participant if goals are achieved.

Granting of shares is conditional upon:

•	maintenance of active employment relationship within the Telefónica Group on the cycle consolidation date;

•
achievement, by Telefónica, of results representing fulfillment of the objectives established for the plan: the level of success is based on the comparison of the evolution or shareholder compensation, obtained through (TSR) to the evolution of the TSRs of the previously defined Comparison Group companies:

➢	100% are granted if the TSR of Telefónica S.A exceeds the TSR of companies representing 75% of capitalization on the Comparison Group stock exchange.

➢	30% are granted if the TSR of Telefónica S.A is equivalent to the TSR of companies representing 50% of capitalization on the Comparison Group stock exchange.

➢	determined by linear interpolation if the TSR of Telefónica S.A ranges from 50% to 75% of the capitalization of the Comparison Group stock exchange.

➢	No shares are granted if the TSR of Telefónica S.A is below the TSR of companies representing 50% of capitalization on the Comparison Group stock exchange.

The maximum number of shares attributed in the first three outstanding cycles at December 31, 2013 is as follows:

Cycles	Number of shares	Par value in EUR	Final date
1st cycle - July 1, 2011	380,663	8,28	June 30, 2014
2nd cycle - July 1, 2012	672,675	8,28	June 30, 2015
3rd cycle - July 1, 2013	477,010	10,39	June 30, 2016

c)	Global share incentive plan of Telefónica S.A.: “Global Employee Share Plan” or “GESP”

The General Shareholders’ Meeting of Telefónica S.A. held on May 18, 2011, approved the second round of the share option incentive plan of Telefónica S.A. for Telefonica Group’s employees, on a global level, including employees of Telefonica Brasil and its subsidiary. Through this plan, they are offered the possibility of acquiring shares of Telefónica S.A., which agrees to freely grant participants with a certain number of its shares, whenever certain requirements are fulfilled.

Initially, the plan is expected to remain effective for two years. Employees enrolled with the plan could acquire Telefónica S.A. shares through monthly contributions of up to 100 Euros (or equivalent in local currency), with maximum of 1,200 Euros over twelve months (vesting period). Shares will be granted, as the case may be, after the vesting period, beginning December 1, 2014, and is conditional upon:

•	Beneficiaries staying with the company for the two years of the program (vesting period), subject to certain special conditions in relation to terminations.

•
The exact number of shares to be granted at the end of the vesting period will rely upon the number of shares acquired and held by employees. Thus, employees enrolled with the plan, continuing with the Group, and who have held the shares acquired for additional twelve months after the vesting period, are entitled to receive one free share for each share they have acquired and held through the end of the vesting period.

The vesting period started in November 2012 and, as of December 31, 2013, employees of Telefônica Brasil and its subsidiaries enrolled with the plan totaled 1,839.

The Company and its subsidiary recorded personnel expenses referring to share-based payment plans for the years ended December 31, 2013, 2012 and 2011, as follows:

Plans	2013	2012	2011
PSP	653	3,994	10,101
PIP	11,789	3,000	4,509
GESP	2,285	3,435	2,298
Total	14,727	10,429	16,908

35.	Post –Retirement Benefit Plans

The plans sponsored by the Company and related benefits types are as follows:

Plan	Type (1)	Entity	Sponsorship

PBS-A	DB	Sistel	Telefônica Brasil, jointly with other telecoms resulting from privatization of the Telebrás System

PAMA / PCE	Health care	Sistel	Telefônica Brasil, jointly with other telecoms resulting from privatization of the Telebrás System

CTB	DB	Telefônica Brazil	Telefônica Brasil

PBS	DB/Hybrid	VisãoPrev	Telefônica Brasil

PREV	Hybrid	VisãoPrev (2)	Telefônica Brasil

VISÃO	DC/Hybrid	VisãoPrev	Telefônica Brasil and Telefonica Data

(1) DB = Defined benefit plan;
DC = Defined Contribution Plan;
Hybrid = Plan that offers both DB and DC-type benefits. (2) Except for plan CELPREV, managed by Sistel.

The Company, together with other companies from former Telebrás System, sponsors private pension plans and post-employment medical benefits, as follows: i) PBS-A; ii) PAMA; iii) CTB ; iv) PBS-Telefonica, PBS-Telesp Celular, PBS-TCO, PBS Tele Sudeste Celular and PBS Tele Leste Celular; v) Plano TCP Prev, TCO Prev and CelPrev; and vi) Plano de Benefícios Visão Telefônica and Visão Celular – Celular CRT, Telerj Celular, Telest Celular, Telebahia Celular and Telergipe Celular.

The Company individually sponsors defined benefit retirement plans - Plano PBS, managed by Visão Prev. In addition, a multiemployer retirement plan (PBS-A) and health care plan (PAMA) are provided by the Company and its subsidiary to retired employees and their dependents (managed by Fundação Sistel, with constituted fund and participants contributions), at shared costs. Contributions to the PBS Plans are determined based on actuarial valuations prepared by independent actuaries, in accordance with the rules in force in Brazil. The funding procedure is the capitalization method and the sponsor’s contribution is a fixed percentage of payroll of employees covered by the plan, as described below:

Modality	%
PBS Telesp	11.47
PBS Telesp Celular	10.68
PBS Tele Sudeste Celular	11.73
PBS Telemig Celular	6.11
PAMA	1.50

For other employees of the Company and its subsidiary, there is an individual defined contribution plan - Visão Benefit Plan, which is managed by Visão Prev Companhia de Previdência Complementar. These plans are funded by contributions made by participants (employees) and by sponsors, which are credited to members’ individual accounts. The Company and its subsidiary are responsible for funding all administrative and maintenance expenses of such plans, including members’ death and disability risks. The contributions made by the Company and its subsidiary to those plans are equal to those of the participants, which range from 2% to 9% of their salaries, and from 0% to 8% of the contribution salary of Vivo Prev participants, based on the percentage chosen by the employee.

Additionally, the Company supplements the retirement benefits of certain employees of the former Companhia Telefônica Brasileira (CTB).

The Company also sponsors the CelPrev. The participant may contribute to the plan in three ways, to wit: (a) normal basic contribution: percentage ranging from 0% to 2% of their participation salary; (b) normal additional contribution: percentage ranging from 0% to 6% of part of their participation salary exceeding 10 Standard Reference Units of the Plan, and (c) volunteer contribution: percentage freely chosen by the participant, and applied on their participation salary. The sponsor may contribute in four ways, to wit: (a) normal basic contribution: contribution equal to the normal basic contribution of the participant, less contribution to fund the health allowance benefit and administrative expenses; (b) normal additional contribution: equal to the normal additional contribution of the participant, less administrative expenses; (c) volunteer contribution: volunteer contribution and with frequency determined by the sponsor, and (d) special contribution: contribution solely to sponsor’s employees not belonging to PBS and who enrolled with the plan 90 days from the day CelPrev became effective.

The actuarial valuation of the plans was carried out in December 2013 and 2012, based on the registration of the participants as of August 31, 2013 for the plans managed by VisãoPrev and Sistel, both projected for December 31, 2013 and based on the participants as of August 31 and July 31, 2012 for the plans managed by VisãoPrev and Sistel, respectively, both projected for December 31, 2012, adopting the projected unit credit method. Actuarial gains and losses generated in each year are immediately recognized in net assets (in other comprehensive income).

The assets of the plans refer to December 31, 2013 and 2012, respectively. With regard to the multi-sponsored plans (PAMA and PBS-A), the plan assets were allocated in view of the company’s actuarial liabilities in relation to the actuarial liabilities of the plan.

The actuarial provisions regarding the aforesaid plans are recorded in Provisions (Note 20).

The defined benefit obligation is comprised of different components, in accordance with the characteristics of the pension of each plan and can comprise the actuarial liabilities of obligations to supplement the retirement, medicare subsidy to retirees and dependents and death and disability benefits for the participants. This obligation is exposed to economic and demographic risks, such as: a) readjustments of medical costs which may affect the cost of medicare plans, b) salary growth, c) long-term inflation rate and d) life expectancy of the participants and pensioners.

The fair value of assets of the plans is comprised mainly of fixed income investments (NTNs, LFTs, LTNs and CDBs) and variable income investments (share of large, highly reputable and highly liquid companies). Due to the concentration of the fixed and variable income investments, the assets of the plans are exposed mainly to the risks inherent to the financial Market and to the economic scenario, such as: a) Market risk in economic sectors where the fixed income investments are concentrated, b) risk of events which affect the economic scenario and in the market indexes where the variable income investments are concentrated and c) long-term inflation rate which may consume the profitability of previously indexed fixed income investments.

The consolidated actuarial liabilities at December 31, 2013 and 2012 were as follows:

Plan	12.31.13	12.31.12
CTB	49,158	50,652
PAMA	321,193	341,617
Total	370,351	392,269

a.	Reconciliation of assets and liabilities

					Net liabilities (assets) at 12.31.13
	Present value of DB plan obligations	Fair value of plan assets	Net liabilities (assets)	Asset limitation	Noncurrent assets	Noncurrent liabilities
PBS-A (i)	1,208,268	2,125,944	(917,676)	917,676	-	-
CTB	49,158	-	49,158	-	-	49,158
PAMA (i)	387,460	66,267	321,193	-	-	321,193
PBS	205,949	281,127	(75,178)	70,458	(4,720)	-
VISÃO	9,634	44,778	(35,154)	28,480	(6,674)	-
PREV	28,247	79,844	(51,597)	45,082	(6,515)	-
TOTAL	1,888,716	2,597,970	(709,254)	1,061,696	(17,909)	370,351

					Net liabilities (assets) at 12.31.12
	Present value of DB plan obligations	Fair value of plan assets	Net liabilities (assets)	Asset limitation	Noncurrent assets	Noncurrent liabilities
PBS-A (i)	1,376,229	2,136,722	(760,493)	760,493	-	-
CTB	50,652	-	50,652	-	-	50,652
PAMA (i)	437,241	95,624	341,617	-	-	341,617
PBS	229,119	342,323	(113,204)	112,246	(958)	-
VISÃO	34,666	61,189	(26,523)	8,685	(17,838)	-
PREV	53,559	106,150	(52,591)	23,339	(29,252)	-
TOTAL	2,181,466	2,742,008	(560,542)	904,763	(48,048)	392,269

(i)	Proportional participation of the Company and its subsidiary in assets and liabilities in multi-sponsored plans PAMA and PBS-A.

b.	Total expenses recognized in P&L

	2013			2012			2011
	Current service cost	Net interest income (expense) on the net actuarial assets/liabilities	Total	Current service cost	Net interest income (expense) on the net actuarial assets/liabilities	Total	Current service cost	Net interest income (expense) on the net actuarial assets/liabilities	Total
CTB	-	4,126	4,126	-	3,164	3,164	-	1,978	1,978
PAMA	139	30,811	30,950	165	24,179	24,344	252	21,010	21,262
PBS	644	(101)	543	853	(13,164)	(12,311)	821	(7,816)	(6,995)
VISÃO	4,148	(1,722)	2,426	4,601	(10,307)	(5,706)	3,971	(3,878)	93
PREV	4,270	(2,703)	1,567	3,872	(4,741)	(869)	2,482	(2,308)	174
TOTAL	9,201	30,411	39,612	9,491	(869)	8,622	7,526	8,986	16,512

c.	Amounts recognized in other comprehensive income

	2013				2012			2011
	Actuarial (gains) losses	Asset limitation effect	Total cost recognized in OCI	Actuarial (gains) losses	Asset limitation effect	Total cost recognized in OCI	Actuarial (gains) losses	Asset limitation effect	Total cost recognized in OCI
CTB	(482)	-	(482)	17,216	-	17,216	15,398	-	15,398
PAMA	(51,336)	-	(51,336)	43,940	-	43,940	36,581	-	36,581
PBS	47,542	(51,706)	(4,164)	(48,381)	59,051	10,670	22,643	(12,231)	10,412
VISÃO	(6,847)	19,045	12,198	57,611	(35,690)	21,921	30,628	(28,903)	1,725
PREV	5,336	19,684	25,020	(20,559)	(3,406)	(23,965)	(6,552)	7,612	1,060
TOTAL	(5,787)	(12,977)	(18,764)	49,827	19,955	69,782	98,698	(33,522)	65,176

d.	Movement of net defined benefit liabilities (assets)

	Net interest on net defined benefit liability (asset) at 12.31.12	Expenses for 2013	Sponsor contributions for 2013	Amounts recognized in OCI	Net interest on net defined benefit liability (asset) at 12.31.13	Actuarial assets per balance sheet	Actuarial liabilities per balance sheet
CTB	50,652	4,126	(5,138)	(482)	49,158	-	49,158
PAMA	341,617	30,950	(38)	(51,336)	321,193	-	321,193
PBS	(958)	543	(141)	(4,164)	(4,720)	(4,720)	-
VISÃO	(17,838)	2,426	(3,460)	12,198	(6,674)	(6,674)	-
PREV	(29,252)	1,567	(3,850)	25,020	(6,515)	(6,515)	-
TOTAL	344,221	39,612	(12,627)	(18,764)	352,442	(17,909)	370,351

	Net interest on net defined benefit liability (asset) at 01.01.12	Expenses for 2012	Sponsor contributions for 2012	Amounts recognized in OCI	Net interest on net defined benefit liability (asset) at 12.31.12	Actuarial assets per balance sheet	Actuarial liabilities per balance sheet
CTB	34,615	3,164	(4,343)	17,216	50,652	-	50,652
PAMA	273,373	24,344	(40)	43,940	341,617	-	341,617
PBS	820	(12,311)	(136)	10,669	(958)	(958)	-
VISÃO	(30,432)	(5,706)	(3,621)	21,921	(17,838)	(17,838)	-
PREV	(693)	(869)	(3,725)	(23,965)	(29,252)	(29,252)	-
TOTAL	277,683	8,622	(11,865)	69,781	344,221	(48,048)	392,269

e.	Movement of defined benefit liabilities

	Defined benefit liability at 12. 31.12	Current service cost	Interest on actuarial liabilities	Benefits paid for the year	Allocated member contributions for the year	Actuarial experience (gains) losses	Actuarial (gains) losses based on biometric assumptions	Actuarial (gains) losses based on financial assumptions	Defined benefit liability at 12.31.13
PBS-A	1,376,229	-	115,001	(106,210)	-	28,268	32,649	(237,669)	1,208,268
CTB	50,652	-	4,127	(5,138)	-	7,075	1,417	(8,975)	49,158
PAMA	437,241	139	38,759	(15,664)	-	(2,297)	27,808	(98,526)	387,460
PBS	229,119	644	19,520	(14,181)	190	1,706	10,962	(42,011)	205,949
VISÃO	34,666	4,148	2,807	(324)	341	(8,580)	(19,799)	(3,625)	9,634
PREV	53,559	4,270	4,456	(1,707)	171	(7,038)	(17,983)	(7,481)	28,247
TOTAL	2,181,466	9,201	184,670	(143,224)	702	19,134	35,054	(398,287)	1,888,716

	Defined benefit liability at 01.01.12	Current service cost	Interest on actuarial liabilities	Benefits paid for the year	Allocated member contributions for the year	Actuarial experience (gains) losses	Actuarial (gains) losses based on biometric assumptions	Actuarial (gains) losses based on financial assumptions	Defined benefit liability at 12.31.12
PBS-A	1,214,453	-	113,362	(101,793)	-	22,791	-	127,416	1,376,229
CTB	34,615	-	3,164	(4,343)	-	12,898	-	4,318	50,652
PAMA	366,660	165	35,026	(14,821)	-	10,538	-	39,673	437,241
PBS	242,227	853	22,780	(13,323)	270	(45,066)	-	21,378	229,119
VISÃO	33,986	4,601	3,085	(1,322)	180	(6,738)	-	874	34,666
PREV	46,251	3,872	4,260	(1,606)	113	(2,286)	-	2,955	53,559
TOTAL	1,938,192	9,491	181,677	(137,208)	563	(7,863)	-	196,614	2,181,466

f.	Movement of fair value of plan assets

	Fair value of the plan assets at 12.31.12	Benefits paid for the year	Total contributions for the year	Sponsor contributions poured in the year	Interest income on plan assets	Return on the plan assets excluding interest income	Fair value of plan assets at 12.31.13
PBS-A	2,136,722	(106,210)	-	-	180,936	(85,504)	2,125,944
PAMA	95,624	(15,664)		38	7,948	(21,679)	66,267
PBS	342,323	(14,181)	190	140	29,538	(76,883)	281,127
VISÃO	61,189	(324)	341	3,462	5,279	(25,159)	44,788
PREV	106,150	(1,707)	171	3,849	9,218	(37,837)	79,844
TOTAL	2,742,008	(138,086)	702	7,489	232,919	(247,062)	2,597,970

	Fair value of plan assets at 01.01.12	Benefits paid for the year	Total contributions for the year	Sponsor contributions poured in the year	Interest income on plan assets	Return on the plan assets excluding interest income	Fair value of plan assets at 12.31.12
PBS-A	1,882,195	(101,793)	-	-	243,033	113,287	2,136,722
PAMA	93,287	(14,821)		39	10,847	6,272	95,624
PBS	294,602	(13,323)	270	136	35,944	24,694	342,323
VISÃO	108,793	(1,322)	180	3,621	13,392	(63,475)	61,189
PREV	73,689	(1,606)	113	3,727	9,001	21,226	106,150
TOTAL	2,452,566	(132,865)	563	7,523	312,217	102,004	2,742,008

g.	Expected P&L for the year 2014

	Current service cost	Net interest on net defined benefit liability/asset	Total
CTB	-	5,012	5,012
PAMA	89	34,590	34,679
PBS	436	(576)	(140)
VISÃO	1,038	(778)	260
PREV	1,001	(757)	244
Total	2,564	37,491	40,055

h.	Contributions by the sponsors expected for 2014

	Sponsor contributions	Benefits paid directly by the sponsor	Total
CTB	-	5,245	5,245
PAMA	41	-	41
PBS	1,128	-	1,128
VISÃO	1,107	-	1,107
PREV	1,023	-	1,023
Total	3,299	5,245	8,544

i.	Weighted average of the defined benefit obligation

	2013	2012
PBS-A	12.75 years	10.45 years
CTB	11.32 years	9.27 years
PAMA	16.01 years	15.73 years
PBS	15.01 years	12.34 years
VISÃO	8.29 years	10.01 years
PREV	13.62 years	11.65 years

j.	Actuarial assumptions

	2013
Plan	Future salary growth rate	Medical expense growth rate	Nominal annual adjustment rate of pension benefits	Medical service eligibility age	Retirement age	Mortality table for nondisabled individuals	Mortality table for disabled individuals	Disability table	Turnover
PBS	6.18%	N/A	4.5%	N/A	57 years old	AT-2000 Basic segregated by gender, down- rated by 10%	RP-2000 Disabled Female, down rated by 40%	Mercer Disability	N/A

						AT-2000 Basic			Turnover
						segregated by		Light-Fraca,	experience in
						gender, down-		down-rated by	VISÃO plans
VISÃO	6.18%	N/A	4.5%	N/A	60 years old	rated by 50%	N/A	30%	(2008 to 2011)

							N/A, except
						AT-2000 Basic	for TCOPrev,		Turnover
						segregated by	which uses	Light-Fraca,	experience in
						gender, down-	RP-2000	down-rated by	VISÃO plans
PREV	6.18%	N/A	4.5%	N/A	60 years old	rated by 50%	Disabled Male	30%	(2008 to 2011)

						AT-2000 Basic
						segregated by
						gender, down-
CTB	6.18%	N/A	4.5%	N/A	N/A	rated by 10%	N/A	N/A	N/A

				5% upon
				reaching 52 years
				and 10 years of
				participation; 3%
				each subsequent		AT-2000 Basic
				year; 100% in		segregated by
				normal retirment		gender, down-
PAMA	N/A	7.64%	N/A	eligibility	N/A	rated by 10%	N/A	N/A	N/A

						AT-2000 Basic
						segregated by
						gender, down-
PBS-A	N/A	N/A	4.5%	N/A	N/A	rated by 10%	N/A	N/A	N/A

In addition to the aforesaid assumptions, other assumptions common for all the plans were adopted for 2013, as follows:

•	Long-term inflation rate: 4.5%;
•	Discount rate at present value of the defined benefit liability: 10.77%;
•	Capacity factor for salaries and benefits: 98%;
•	Growth of medical costs by age (aging factor): 4%; and
•	Actuarial method: PUC

	2012
Plano	Future salary growth rate	Medical expense growth rate	Nominal annual adjustment rate of pension benefits	Medical service eligibility age	Retirement age
PBS	6.18%	N/A	4.5%	N/A	57 years old
VISÃO	6.18%	N/A	4.5%	N/A	60 years old
PREV	6.18%	N/A	4.5%	N/A	60 years old
CTB	6.18%	N/A	4.5%	N/A	N/A
PAMA	N/A	7.64%	N/A	5% upon reaching 52 years and 10 years of participation; 3% each subsequent year; 100% in normal retirment eligibility	N/A
PBS-A	N/A	N/A	4.5%	N/A	N/A

In addition to the aforesaid assumptions, other assumptions common for all the plans were adopted for 2012, as follows:

•	Long-term inflation rate: 4.5%;
•	Capacity factor for salaries and benefits: 98%;
•	Rotation: 0.15 (length of service +1), null as from 50 years;
•	Table of disability benefit request: Mercer Disability;
•	Mortality table for non-disabled people: AT2000 segregated by gender;
•	Mortality table for disabled people: IAPB-57
•	Growth of medical costs by age (aging factor): 4%; and
•	Actuarial method: PUC

k.	Changes in actuarial assumptions in relation to the prior year

In order to fit some actuarial assumptions into the economic and demographic reality, a study was carried out to check the adherence to the plans managed by Visão Prev, which approved the new assumptions in its decision-making body.

The assumptions with changes in relation to the prior year and which affect the defined benefit liability are as follows:

Demographic assumptions:

•	Mortality table for non-disabled people
•	Mortality table for disabled people
•	Table of disability benefit request
•	Rotation index

Financial assumptions:

•	Discount rate at present value of the defined benefit liability

Following are the impacts on the defined benefit liability in light of the changes in the actuarial assumptions:

	Defined benefit liability, based on current actuarial assumptions	Defined benefit liability, based on prior-year actuarial assumptions	Difference from change in actuarial assumptions
PBS-A	1,208,268	1,413,289	(205,021)
CTB	49,158	56,715	(7,557)
PAMA	387,460	458,178	(70,718)
PBS	205,949	236,998	(31,049)
VISÃO	9,634	33,059	(23,425)
PREV	28,247	53,710	(25,463)
Total	1,888,716	2,251,949	(363,233)

l.	Sensitivity analysis of actuarial assumptions

According to the Company, the actuarial assumption is significant, with a reasonable possibility of changes vis-à-vis the demographic and economic scenarios. The discount rate used to present value adjust the defined benefit liability might significantly change the amount of the defined benefit obligation.

Following is the sensitivity analysis of the defined benefit obligation for the 0.5% increase and the 0.5% reduction scenarios involving the discount rate used for present value adjustment of the defined benefit liability:

	Defined benefit liability, discounted to present value at a 10.77% rate	Defined benefit liability, discounted to present value at a 11.27% rate (up by 0.5%)	Defined benefit liability, discounted to present value at a 10.27% rate (down by 0.5%)
PBS-A	1,208,268	1,157,255	1,263,512
CTB	49,158	47,323	51,134
PAMA	387,460	365,071	412,143
PBS	205,949	195,860	216,989
VISÃO	9,634	9,433	9,845
PREV	28,247	27,007	29,607
Total	1,888,716	1,801,949	1,983,230

m.	Allocation of assets of plans

	PBS-A	PAMA	PBS	VISÃO	PREV
Investments with market value quoted in active market:
Fixed income investments
Nacional Treasury Note (NTN)	1,302,601	53,876	266,580	32,353	55,710
Treasury Financial Letter (LFT)	126,428	204	-	396	682
Nacional Treasury Letter (LTN)	15,205	164	8,066	1,664	2,865
Certificate of Interbank Deposit (CDB)	75,815	12,023	-	759	1,307
Debentures	-	-	-	2,969	5,112
Financial letter	-	-	-	1,877	3,231
FIDC quotes / Others	-	-	5,420	1,209	2,081
Variable income investments
Investments in food and beverage industry	88,886	-	-	367	902
Investments in aerospace sector	44,836	-	-	-	-
Investments in energy sector	206,876	-	-	241	592
Investments in mining sector	7,866	-	-	300	738
Investments in oil, gas and biofuels	-	-	-	151	371
Investments in telephone industry	-	-	-	85	209
Investments in steel and metallurgy sector	-	-	-	153	376
Investments in water and sanitation sector	-	-	-	13	32
Investments in construction and engineering	-	-	-	143	352
Investments in the trading and distribution industry	-	-	-	66	163
Investments in transport sector	-	-	-	159	390
Investments in wood and paper industry	-	-	-	76	188
Investments in education sector	-	-	-	67	166
Investments in financial services industry / banking institutions	-	-	-	797	1,960
Investments in real estate	-	-	-	52	127
Investments in tacacco sector	-	-	-	33	81
Investments in sector holdings	-	-	-	138	340
Investments in other sectors	-	-	-	127	311
Investments in market index (IBrX50)	44,857	-	-	-	-
Structured investments	10,630	-	-	-	-
Real estate investments	170,076	-	-	-	-
Loans to participants	31,868	-	1,061	-	-

Investments with market value non-quoted in active market:
Loans to participants	-	-	-	593	1,558

Total	2,125,944	66,267	281,127	44,788	79,844

n.	Calendar of due dates of payments of future benefits

	2014	2015	2016	2017	2018	2019 onwards
PBS-A	103,336	107,010	110,704	114,411	117,960	4,183,610
CTB	5,245	5,248	5,238	5,220	5,198	139,280
PAMA	16,643	18,337	20,182	22,189	24,344	2,842,005
PBS	14,861	15,545	16,542	17,218	17,885	1,032,487
VISÃO	1,681	1,693	1,700	1,709	1,713	25,344
PREV	2,818	2,879	2,943	3,072	3,151	156,791

36.	Financial instruments

The Company and its subsidiary measured their financial assets and liabilities in relation to market values based on available information and appropriate valuation methodologies. However, both interpretation of market information and selection of methodologies require considerable judgment and reasonable estimates in order to produce adequate realizable values. As a result, estimates presented do not necessarily indicate the amounts that may be realized in current market. The use of different market approaches and/or methodologies may have a significant effect on the estimated realizable values.

For the years ended December 31, 2013 and 2012, the Company did not identify any significant and impairment in recoverable amount of its financial instruments.

Breakdown of financial assets and liabilities as of December 31, 2013 and 2012 and January 1st 2012 is as follows.

At December 31, 2013:

	Fair value			Amortized cost
Financial assets	Measured at fair value through profit or loss	Coverage	Available for sale	Loans and receivables	Level 1 Market price	Level 2 Estimates based on other market inputs	Total book value	Total fair value
Current
Cash and cash equivalent (Note5)	-	-	-	6,543,936	-	-	6,543,936	6,543,936
Derivative transactions (Note36)	893	88,606	-	-	-	89,499	89,499	89,499

Noncurrent
Equity investments (Note12)	-	-	86,349	-	86,349	-	86,349	86,349
Derivative transactions (Note36)	-	329,652	-	-	-	329,652	329,652	329,652
Total financial assets	893	418,258	86,349	6,543,936	86,349	419,151	7,049,436	7,049,436

Financial liabilities	Measured at fair value through profit or loss	Amortized cost	Coverage	Level 2 Estimates based on other market inputs	Total book value	Total fair value
Current
Loans, financing and lease (Note 18.1)	-	1,236,784	-	-	1,236,784	1,417,911
Debentures (Note 18.2)	-	286,929	-	-	286,929	588,116
Derivative transactions (Note36)	871	-	43,592	44,463	44,463	44,463

Noncurrent
Loans, financing and lease (Note18.1)	-	3,215,156	-	-	3,215,156	2,923,290
Debentures (Note 18.2)	-	4,014,686	-	-	4,014,686	3,698,203
Derivative transactions (Note36)	-	-	24,807	24,807	24,807	24,807
Total financial assets	871	8,753,555	68,399	69,270	8,822,825	8,696,790

At December 31, 2012 (Restated):

	Fair value		Amortized cost
Financial assets	Coverage	Available for sale	Loans and receivables	Level 1 Market price	Level 2 Estimates based on other market inputs	Total book value	Total fair value
Current
Cash and cash equivalent (Note5)	-	-	7,133,485	-	-	7,133,485	7,133,485
Derivative transactions (Note36)	41,109	-	-	-	41,109	41,109	41,109

Noncurrent
Equity investments (Note12)	-	142,881	-	142,881	-	142,881	142,881
Derivative transactions (Note36)	286,278	-	-	-	286,278	286,278	286,278
Total financial assets	327,387	142,881	7,133,485	142,881	327,387	7,603,753	7,603,753

Financial liabilities	Measured at fair value through profit or loss	Amortized cost	Coverage	Level 2 Estimates based on other market inputs	Total book value	Total fair value
Current
Loans, financing and lease (Note 18.1)	-	1,270,122	-	-	1,270,122	1,471,265
Debentures (Note 18.2)	-	702,215	-	-	702,215	811,919
Derivative transactions (Note 36)	470	-	29,116	29,586	29,586	29,586

Noncurrent
Loans, financing and lease (Note 18.1)	-	3,774,461	-	-	3,774,461	3,600,090
Debentures (Note 18.2)	-	2,253,690	-	-	2,253,690	2,158,008
Derivative transactions (Note 36)	-	-	26,545	26,545	26,545	26,545
Total financial liabilities	470	8,000,488	55,661	56,131	8,056,619	8,097,413

Capital management

The purpose of the Company and its subsidiary’s Capital management is to ensure that a solid credit rating is sustained before the institutions, as well as an optimum capital ratio, in order to support the Company’s businesses and maximize the value to its shareholders.

The Company and its subsidiary manage their capital structure by making adjustments and fitting into current economic conditions. For this purpose, the Company and its subsidiary may pay dividend, raise new loans, issue promissory notes and contract derivative transactions. For the year ended December 31, 2013, there were no changes in the Company’s objectives, policies or capital structure processes.

The Company and its subsidiary include in the net debt structure the following balances: loans, financing, debentures and finance lease (Note 18) operations with derivatives, net of cash and cash equivalents (Note 5) and short-term investments as a guarantee of the BNB financing.

The consolidated net indebtedness index on the Company’s net assets is comprised as follows:

	12.31.13	12.31.12
Cash and cash equivalents	6,543,936	7,133,485
Loans, financing, debentures, lease and derivative transactions (net of short-term investments pledged as a guarantee for debt repayment)	(8,343,761)	(7,669,252)
Net debt	1,799,825	535,767
Net equity	42,894,442	44,681,120
Net debt-to-equity ratio	4.20%	1.20%

Risk management policy

The Company and its subsidiary are exposed to several market risks as a result of their commercial operations, debts obtained to finance their activities and debt-related financial instruments.

The key market risk factors that affect the business of the Company are detailed below:

a.	Currency risk

This risk arises from the possibility that the Company may incur losses due to exchange rate fluctuations, which would increase the financial expenses stemming from loans denominated in foreign currency.

At December 31, 2013, 15.9% (19.9% at December 31, 2012) of the financial debt was denominated in foreign currency. The Company has entered into derivative transactions (exchange rate hedge) with financial institutions to hedge against exchange rate variation on its gross debt in foreign currency (R$1,394,523 and R$1,586,711 at December 31, 2013 and 2012, respectively). In view of this, total debt was covered by long position on currency hedge transactions (swap for CDI) on those dates.

There is also the exchange rate risk related to non-financial assets and liabilities in foreign currency, which can lead to a lower amount receivable or higher amount payable, depending on exchange rate variation for the period.

Hedge transactions were taken out to minimize the exchange rate risk related to these non-financial assets and liabilities in foreign currency. This balance is subject to daily changes due to business dynamics. However, the Company intends to cover the net balance of these rights and obligations (US$34,500 thousand and €2,490 thousand payable at December 31, 2013 and US$16,130 thousand and €4,140 thousand payable at December 31, 2012) to minimize the related foreign exchange risk.

b.	Interest rate and inflation risk

This risk arises from the possibility of the Company and its subsidiary incurring losses due to an unfavorable change in internal interest rates, which may negatively affect financial expenses connected with part of debentures pegged to CDI and derivative short position (exchange rate hedge and IPCA) taken out at floating interest rates (CDI).

The debt taken out from BNDES is indexed by the TJLP (Long Term Interest Rate) quarterly set by the National Monetary Council, which was kept at 6.0% p.a. from July 2009 to June 2012. From July to December 2012, the TJLP was 5.5% p.a., and reduced to 5.0% p.a. as from January 2013.

The risk of inflation arises from the debentures of Telemig (merged into Vivo Part. as of June 1, 2010), indexed by the IPCA, which may adversely affect our financial expenses in the event of an unfavorable change in this index.

To reduce exposure to local floating interest rates (CDI), the Company and its subsidiary invest cash surplus of R$6,442,015 (R$7,039,181 at December 31, 2012), mainly in short-term financial investments (Bank Deposit Certificates) based on CDI variation. The carrying amount of these instruments approximates market value, since they are redeemable within short term.

c.	Liquidity risk

Liquidity risk derives from the possibility that the Company and its subsidiary do not have sufficient resources to meet their commitments according to the different currencies and terms of execution/settlement of their rights and obligations.

The Company and its subsidiary structure the maturity dates of the non-derivative financial agreements, as shown in Note 18, and their respective derivatives as shown in the payments schedule disclosed in the referred note, in such manner as not to affect their liquidity.

The control over the Company’s and its subsidiary’s liquidity and cash flow is monitored daily by management, in such way as to ensure that the operating cash generation and the available lines of credit, as necessary, are sufficient to meet their schedule of commitments, not generating liquidity risks.

d.	Credit risk

This risk arises from the possibility that the Company and its subsidiary may incur losses due to the difficulty in receiving amounts billed to its customers and sales of devices and pre-activated pre-paid cards to the distributor’s network.

The credit risk on accounts receivable is diversified and minimized by a strict control of the customer base. The Company and its subsidiary constantly monitor the level of accounts receivable of post-paid plans and limit the risk of past-due accounts, interrupting access to telephone lines for past due bills. The mobile customer base predominantly uses the prepaid system, which requires prior charging and consequently entails no credit risk. Exceptions are made for telecommunication services that must be maintained for security or national defense reasons.

The credit risk in the sale of devices and “pre-activated” prepaid cards is managed under a conservative credit policy, by means of modern management methods, including the application of “credit scoring” techniques, analysis of financial statements and information, and consultation to commercial data bases, in addition to request of guarantees.

At December 31, 2013 and 2012, , the customer portfolio of the Company and its subsidiary had no subscribers whose receivables were individually higher than 1% of total accounts receivable from services.

The Company and its subsidiary are also subject to credit risk arising from short-term investments, letters of guarantee received as collateral in connection with certain transactions and receivables from derivative transactions. The Company and its subsidiary control the credit limit granted to all counterparties and diversifies such exposure among first-tier financial institutions, according to credit policy of financial counterparties in force.

Derivatives and risk management policy

All the Company’s and its subsidiary’s derivative financial instruments are intended to hedge against the currency risk arising from assets and liabilities in foreign currency, against inflation risk from its debenture and lease indexed to IPCA (inflation rate) with shorter term, and against the risk of changes in TJLP of a debt with the BNDES. As such, any changes in risk factors generate an opposite effect on the hedged end. Therefore, there are no derivative instruments for speculative purposes and the Company is hedged against currency risk.

The Company and its subsidiary have internal controls over their derivative instruments, which, according to management, are appropriate to control the risks associated with each market strategy. The Company’s results derived from its derivative financial instruments indicate that the risks have been adequately managed.

The Company and its subsidiary determine the effectiveness of the derivative instruments entered into to hedge their financial liabilities at the beginning of the operation and on an ongoing basis (on a quarterly basis). At December 31, 2013 and 2012, derivative instruments taken out were effective for the hedged debts. Provided that these derivative contracts qualify as hedge accounting, the hedged risk may also be adjusted at fair value, according to hedge accounting rules.

The Company and its subsidiary entered into swap contracts in foreign currency at different exchange rates hedging their assets and liabilities in foreign currency.

At December 31, 2013 and 2012, the Company and its subsidiary had no embedded derivative contracts.

Derivative contracts have specific provisions for penalty in case of breach of contract. A breach of contract provided for in the agreements made with financial institutions is characterized by breach of a clause, resulting in the early settlement of the contract.

Fair value of financial instruments

The discounted cash flow method was used to determine the fair value of financial liabilities (when applicable) and derivative instruments, considering expected settlement of liabilities or realization of assets and liabilities at the market rates prevailing at balance sheet date.

Fair values are calculated by projecting future operating flows, using BM&FBovespa curves, and discounting to present value through market DI rates for swaps, as informed by BM&FBovespa.

The market values of exchange rate derivatives were obtained through market currency rates in force at the balance sheet date and projected market rates were obtained from currency coupon curves. The coupon for positions indexed to foreign currencies was determined using the 360-calendar-day straight-line convention; the coupon for positions indexed by CDI was determined using the 252-workday exponential convention.

The consolidated derivative financial instruments shown below are registered with CETIP. All of them are classified as swaps and do not require margin deposits.

						Accumulated effect
		Notional value		Fair value		Receivables (payables)
Description	Index	12.31.13	12.31.12	12.31.13	12.31.12	12.31.13	12.31.12
Swap contracts
Receivable
Foreign currency		1,339,265	1,520,371	1,843,347	1,923,089	393,232	305.301
Citibank	US$	181,230	181,230	240,175	216,270	62,099	39,617
Votorantim	US$	2,464	7,744	3,547	9,311	-	-
Banco do Brasil	US$	-	258,900	-	326,263	-	38,576
Bradesco	US$	474,281	415,464	626,463	519,481	50,883	32,931
Itaú	US$	36,656	22,520	37,182	22,239	394	-
JP Morgan	US$	443,207	443,207	645,001	579,331	204,720	142,065
Bradesco	EUR	12,888	2,613	12,913	2,613	-	-
Itaú	EUR	5,506	9,160	5,481	9,159	-	-
Bradesco	LIBOR US$	179,533	179,533	264,615	238,422	75,136	52,112
Itaú	JPY	3,500	-	7,970	-	-	-

Floating rate		736,169	-	713,292	-	4,438	-
Bradesco	CDI	15,530	-	15,518	-	89	-
Itaú	CDI	20,639	-	20,769	-	-	-
HSBC	TJLP	100,000	-	96,715	-	552	-
Citibank	TJLP	200,000	-	193,430	-	1,233	-
Santander	TJLP	300,000	-	290,145	-	2,012	-
Itaú	TJLP	100,000	-	96,715	-	552	-

Inflation rates		232,714	72,000	251,282	96,249	21,481	22,086

Itaú	IPCA	72,000	72,000	95,351	96,249	21,159	22,086
Santander	IPCA	160,714	-	155,931	-	322	-

Payable
Floating rate		(2,083,238)	(1,412,838)	(2,148,818)	(1,509,659)	(66,145)	(55,545)
Citibank	CDI	(381,230)	(181,230)	(377,847)	(180,418)	(7,574)	(3,765)
Votorantim	CDI	(2,464)	(7,744)	(7,335)	(21,336)	(3,788)	(12,025)
Banco do Brasil	CDI	-	(258,900)	-	(287,686)	-	-
HSBC	CDI	(100,000)	-	(98,891)	-	(2.727)	-
Bradesco	CDI	(487,169)	(418,077)	(537,975)	(463,910)	(21.932)	(26,273)
Itaú	CDI	(208,454)	(103,680)	(215,479)	(105,893)	(2,855)	(333)
Santander	CDI	(460,714)	-	(456,982)	-	(13.240)	-
JP Morgan	CDI	(443,207)	(443,207)	(454,309)	(450,416)	(14.029)	(13,149)

Foreign exchange		(224,911)	(179,533)	(309,221)	(238,422)	(3,125)	(586)
Bradesco	LIBOR US$	(179,533)	(179,533)	(264,615)	(238,422)	(2.687)	(586)
Bradesco	US$	(15,530)	-	(15,429)	-	-	-
Itaú	EUR	(5,709)	-	(5,811)	-	(65)	-
Itaú	US$	(24,139)	-	(23,366)	-	(373)	-

			Receivables			419,151	327,387
			Payables			(69,270)	(56,131)
			Receivables, net			349,881	271,256

a) Swaps of foreign currency (USD) vs. CDI (R$1,456,015) – swap transactions contracted with different maturity dates until 2019, to hedge against foreign exchange variation for loans in USD (financial debt carrying amount of R$1,394,523).

b) Swap of foreign currency (Euro and Dollar) and (CDI vs. EUR) (R$85,775) – swap contracts entered into with maturities until February 27, 2014, in order to hedge against foreign exchange variation for net amounts payable in Euro and Dollar (carrying amount of R$80,821 in dollar and R$8,043 in euro).

c) Swap IPCA vs. CDI percentage (R$95,351) – swap transactions with annual maturity dates until 2014 to hedge against the cash flow identical to the debentures (4th issue – 3rd series) pegged to the IPCA (market value R$95,351).

d) Swaps of TJLP vs. CDI (R$677,004) – swap transactions contracted with maturity dates until 2019, to hedge against foreign exchange variation of TJLP for loans with the BNDES (financial debt carrying amount of R$699,417).

e) Swap IPCA vs. CDI (R$155,931) – swap transactions maturing in 2033 for the purpose of protecting from the IPCA variation risk of finance lease (market balance of R$156,224).

The expected maturities of swap contracts as of December 31, 2013 are as follows:

Swap contract	Maturity
	2014	2015	2016	2017 onwards	Receivables (payables) at 12.31.13
Foreign currency vs.CDI	26,886	212,029	18,986	89,945	347,846
Votorantim	(3,788)	-	-	-	(3,788)
Bradesco	(14,839)	7,308	18,986	89,945	101,400
JP Morgan	(14,029)	204,721	-	-	190,692
Citibank	59,276	-	-	-	59,276
Itaú	266	-	-	-	266

CDI vs. Foreign currency	(152)	-	-	-	(152)
Itaú	(241)	-	-	-	(241)
Bradesco	89	-	-	-	89

FORWARD	(197)	-	-	-	(197)
Itaú	(197)	-	-	-	(197)

TJLP vs. CDI	(2,703)	(6,172)	(5,247)	1,958	(12,164)
Citibank	(792)	(1,774)	(1,506)	553	(3,519)
HSBC	(566)	(994)	(825)	210	(2,175)
Santander	(779)	(2,410)	(2,091)	985	(4,295)
Itaú	(566)	(994)	(825)	210	(2,175)

IPCA vs. CDI	21,201	35	(11)	(6,677)	14,548
Itaú	21,159	-	-	-	21,159
Santander	42	35	(11)	(6,677)	(6,611)

Total	45,035	205,892	13,728	85,226	349,881

For the purpose of preparing the financial statements, the Company and its subsidiary adopted hedge accounting for its foreign currency swaps vs. CDI, IPCA vs. CDI and TJLP vs. CDI swap transactions providing financial debt hedge. Under this methodology, both the derivative and the risk covered are stated at fair value.

At December 31, 2013 and 2012, ineffectiveness amounted to R$965 and R$2,188, respectively.

For the years ended December 31, 2013 and 2012, derivative transactions generated a consolidated gain of R$104,728 and R$115,196, respectively, according to Note 29.

As of December 31, 2013, consolidated balances were R$419,151 recorded in assets and R$69,270 in liabilities to recognize the derivatives position at that date.

Sensitivity analysis of the Company’s risk variables

CVM Rule No. 604/09 requires listed companies to disclose, in addition to the provisions of Technical Pronouncement CPC No. 40 - Financial Instruments: Disclosure (equivalent to IFRS 7), a table showing the sensitivity analysis of each type of market risk inherent in financial instruments considered significant by management and to which the Company is exposed at the closing date of each reporting period, including all operations involving derivative financial instruments.

In compliance with the foregoing, all the operations involving derivative financial instruments were evaluated considering a probable scenario and two scenarios that may adversely impact the Company.

The assumption taken into consideration under the probable scenario was to keep, the maturity date of each transaction, what has been signaled by the market through BM&FBovespa market curves (currencies and interest rates). Accordingly, the probable scenario does not provide for any impact on the fair value of the derivative financial instruments mentioned above. For scenarios II and III, risk variables contemplated 25% and 50% deterioration, respectively, pursuant to the applicable CVM ruling.

Considering that the Company has derivative instruments only to cover its assets and liabilities in foreign currency, changes in scenarios are offset by changes in the related hedged items, thus indicating that the effects are nearly null. For these operations, the Company reported the value of the hedged item and of the derivative financial instrument in separate lines in the sensitivity analysis table in order to provide information on consolidated net exposure for each of the three scenarios mentioned, as follows:

Sensitivity analysis – Net exposure

Consolidated
Transaction	Risk	Probable	Deterioration 25%	Deterioration 50%
Hedge (receivable)	Derivatives (Risk of USD devaluation)	888,723	1,117,006	1,347,808
Debt in USD	Debts (Risk of USD devaluation)	(888,723)	(1,117,006)	(1,347,808)
	Net exposure	-	-	-

Hedge (payable)	Derivatives (Risk of EUR devaluation)	12,583	15,807	18,974
Accounts payable in EUR	Accounts payable in EUR (Risk of EUR devaluation)	(19,875)	(24,844)	(29,813)
Accounts receivable in EUR	Accounts payable in EUR (Risk of EUR devaluation	11,833	14,791	17,749
	Net exposure	4,541	5,754	6,910

Hedge (receivable)	Derivatives (Risk of USD devaluation)	73,192	91,219	109,513
Accounts payable in USD	Debt (Risk of USD devaluation)	(122,891)	(153,613)	(184,336)
Accounts receivable in USD	Debt (Risk of USD devaluation)	42,070	52,587	63,105
	Net exposure	(7,629)	(9,807)	(11,718)

Hedge (receivable)	Derivatives (Risk of IPCA decrease)	95,351	95,593	96,349
Debt in IPCA	Debts (Risk of IPCA increase)	(95,351)	(95,593)	(96,349)
	Net exposure	-	-	-

Hedge (receivable)	Derivatives (Risk of UMBND decrease)	559,628	713,146	872,705
Debt in UMBND	Debts (Risk of UMBND increase)	(554,739)	(706,896)	(865,032)
	Net exposure	4,889	6,250	7,673

Hedge (receivable)	Derivatives (Risk of TJLP decrease)	677,004	729,556	782,191
Debt in TJLP	Debts (Risk of TJLP increase)	(677,004)	(729,556)	(782,191)

	Net exposure	-	-	-

Hedge (CDI payable)
Hedge USD (payable)	Derivatives (Risk of CDI increase)	(642,543)	(641,909)	(641,298)
Hedge USD and EUR (payable and receivable)		(85,556)	(85,534)	(85,512)
Hedge UMBND (payable)	Derivatives (Risk of CDI increase)	(458,528)	(465,691)	(472,064)
Hedge TJLP (payable)	Derivatives (Risk of CDI increase)	(689,170)	(690,082)	(690,912)
Hedge IPCA (payable)	Derivatives (Risk of CDI increase)	(74,192)	(74,346)	(74,496)
	Net exposure	(1,949,989)	(1,957,562)	(1,964,282)

Total net exposure in each scenario		(1,948,188)	(1,955,365)	(1,961,417)

Net effect on variation of current fair value		-	(7,177)	(13,229)

Assumptions for sensitivity analysis

Risk variable	Probable	Deterioration 25%	Deterioration 50%
USD	2.3426	2.9283	3.5139
EUR	3.2307	4.0384	4.846
IPCA	0.057	0.0713	0.0855
JPY	2.23%	2.79%	3.35%
CDI	9.77%	12.21%	14.66%
UMBND	0.0458	0.0572	0.0686
URTJLP	197.41%	246.76%	296.11%

To determine the net exposure of the sensibility analysis, all derivatives were considered at market value and only hedged elements classified under the hedge accounting method were also considered at fair value.

The fair values shown in the table above are based on the status of the portfolio as of December 31, 2013, not reflecting an estimated realization in view of the market dynamics, always monitored by the Company. The use of different assumptions may significantly impact estimates.

37.	Commitments and guarantees (Rentals)

The Company and its subsidiary rent equipment, facilities, and several stores, administrative buildings, and sites where the radio-base stations are located, through several operating agreements maturing on different dates, with monthly payments. As of December 31, 2013, total amount equivalent to the full contractual period is R$5,847,391 and R$10,302,962, for Company and consolidated, respectively.

The aging list of commitments referring to rental of stores, administrative buildings and sites under non-cancellable contracts is as follows:

Up to one year	2,416,820
From one to five years	4,365,685
More than five years	3,520,457
Total	10,302,962

38.	Subsequent Events

On February 25, 2014, the Board of Directors of the Company approved the appropriation of dividends of R$ 1,043,000, based on the existing  profits in the balance of the fourth quarterly  of 2013, to common and preferred shareholders who were registered in the Company’s books at the end of the day March 10, 2014. The payment of dividends will begin on March 27, 2014.