Form 20-F
period 2014-12-31
TELEFONICA BRASIL S.A.
filed 2015-02-27
CIK 1066119

As filed with the Securities and Exchange Commission on February 27, 2015

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

Avenida Engenheiro Luis Carlos Berrini, 1376, 28º andar
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

The number of outstanding shares of each class (excluding treasury shares) as of December 31, 2014 was:

Title of Class	Number of Shares Outstanding (excluding treasury shares)
Shares of Common Stock	381,335,671
Shares of Preferred Stock	741,933,573

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes  ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files) ☐ Yes  ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

INTRODUCTION

References in this annual report to “Telefônica Brasil,” “we,” “our,” “us,” “our company” and “the company” are to Telefônica Brasil S.A. and its consolidated subsidiaries (unless the context otherwise requires). All references in this annual report to:

·	“ADRs” are to the American Depositary Receipts evidencing our ADSs;

·	“ADSs” are to our American Depositary Shares, each representing one share of our non-voting preferred stock;

·	“ANATEL” are to Agência Nacional de Telecomunicações – ANATEL, the Brazilian telecommunications regulatory agency;

·	“BM&FBOVESPA” are to the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros, the Brazilian Securities, Commodities and Futures Exchange or São Paulo stock exchange;

·	“BNDES” are to Banco Nacional de Desenvolvimento Econômico e Social, the Brazilian Development Bank;

·	“Brazil” are to the Federative Republic of Brazil;

·	“Brazilian Corporate Law” are to Law No. 6,404 of December 15, 1976, as amended;

·	“CADE” are to Conselho Administrativo de Defesa Econômica, the Brazilian competition authority;

·	“CDI” are to Certificado de Depósito Interbancário, the Certificate for Interbank Deposits;

·	“Celular CRT” are to Celular CRT Participações S.A. and its consolidated subsidiaries, formerly Vivo subsidiaries before Vivo’s corporate restructuring;

·	“Central Bank” are to the Banco Central do Brasil, the Brazilian Central Bank;

·	“CMN” are to the Conselho Monetário Nacional, the Brazilian Monetary Council;

·	“CTBC Telecom” are to Companhia de Telecomunicações do Brasil Central;

·	“CVM” are to the Comissão de Valores Mobiliários, the Brazilian Securities Commission;

·	“DOU” are to the Diário Oficial da União, the Official Newspaper of the Brazilian Government;

·	“Federal District” are to Distrito Federal, the federal district where Brasilia, the capital of Brazil, is located;

·	“FGV” are to the Fundação Getúlio Vargas, an economic private organization;

·	“General Telecommunications Law” are to Lei Geral de Telecomunicações, as amended, the law which regulates the telecommunications industry in Brazil;

·	“Global Telecom” are to Global Telecom S.A., formerly a Vivo subsidiary before Vivo’s corporate restructuring;

·	“GVT” are to Operating GVT and GVTPar, collectively;

·	“GVTPar” are to GVT Participações S.A., the controlling shareholder of Operating GVT;

·	“IASB” are to International Accounting Standards Board;

·	“IBGE” are to Instituto Brasileiro de Geografia e Estatística, the Brazilian Institute of Geography and Statistics;

·	“IFRS” are to International Financial Reporting Standards, as issued by the IASB;

·	“IGP-DI” are to the Índice Geral de Preços - Disponibilidade Interna, an inflation index developed by the FGV used by fixed broadband and mobile service providers to adjust their prices;

·	“IGP-M” are to the Índice Geral de Preços ao Mercado, an inflation index developed by the FGV used by TV and cable service providers to adjust their prices;

·	“IOF Tax” are to Imposto sobre Operações de Crédito, Câmbio e Seguros, a tax on credit, exchange and insurance transactions;

·	“IPCA” are to Índice Nacional de Preços ao Consumidor Amplo, the consumer price index, published by the IBGE;

·	“IST” are to Índice de Serviços de Telecomunicações, the inflation index of the telecommunications sector;

·
“Number portability” are to Portabilidade Numérica, the service mandated by ANATEL that provides customers with the option of keeping the same telephone number when switching telephone service providers;

·	“NYSE” are to the New York Stock Exchange;

·	“Oi” are to Oi S.A., the mobile operator branch of Telemar;

·	“Operating GVT” are to Global Village Telecom S.A.;

·	“PTAX” or “PTAX rate” are to the weighted average daily buy and sell exchange rates between the real and U.S. dollar that is calculated by the Central Bank;

·	“Real,” “reais” or R$ are to the Brazilian real, the official currency of Brazil;

·	“SEC” are to the U.S. Securities and Exchange Commission;

·	“Telebrás” are to Telecomunicações Brasileiras S.A.–Telebrás;

·	“Telefonica” or are to Telefonica S.A., our parent company;

·	“TJLP” are to Taxa de Juros de Longo Prazo, or long-term interest rate;

·	“UMBNDES” are to a monetary unit of the BNDES, consisting of a currency basket of BNDES debt obligations in foreign currencies, which are mostly denominated in U.S. dollars;

·	“U.S. dollar,” “U.S. dollars” or “US$” are to U.S. dollars, the official currency of the United States;

·	“Vivo” are to Vivo S.A., a formerly wholly owned subsidiary of Telefônica Brasil, which conducts cellular operations including SMP (as defined in the Glossary of Telecommunication Terms), nationwide.

·	“Vivo Participações” are to Vivo Participações S.A. (formerly TELESP Celular Participações S.A.) and its consolidated subsidiaries (unless the context otherwise requires); and

Unless otherwise specified, data relating to the Brazilian telecommunications industry included in this annual report were obtained from ANATEL.

The “Glossary of Telecommunications Terms” that begins on page 138 provides the definition of certain technical terms used in this annual report.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains statements that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this Annual Report can be identified, in some instances, by the use of words such as “will,” “expect,” “aim,” “hope,” “anticipate,” “intend,” “believe” and similar language or the negative thereof or by the forward-looking nature of discussions of strategy, plans or intentions. These statements appear in a number of places in this Annual Report including, without limitation, certain statements made in “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company,” “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” and include statements regarding our intent, belief or current expectations with respect to, among other things:

·	the size and growth rate of the Brazilian telecommunications market;

·	the accuracy of our estimated demand forecasts;

·	our ability to successfully execute our strategic initiatives and capital expenditure plans;

·	our ability to secure and maintain telecommunications spectrum and infrastructure licenses, rights-of-way and other regulatory approvals;

·	our ability to comply with the terms of our concession agreements;

·	decisions by applicable regulatory authorities to terminate, modify or renew our concession agreements or the terms thereof;

·	new telecommunications regulations or changes to existing regulations;

·	technological advancements in our industry and our ability to successfully implement them in a timely manner;

·	our ability to consummate the GVT acquisition (as described herein) or, if consummated, to successfully integrate GVT’s operations or to realize expected benefits;

·	network completion and product development schedules;

·	the level of success of competing networks, products and services;

·	the possible requirement to record impairment charges relating to goodwill and long-lived assets;

·	increased competition in the Brazilian telecommunications sector;

·	the cost and availability of financing;

·	uncertainties relating to political and economic conditions in Brazil as well as those of other emerging markets;

·	inflation, interest rate and exchange rate risks;

·	the Brazilian government’s policies regarding the telecommunications industry;

·	the Brazilian government’s tax policy;

·	the Brazilian government’s political instability;

·	adverse decisions in ongoing litigation;

·	regulatory and legal developments affecting the telecommunications industry in Brazil; and

·	other risk factors discussed under “Item 3. Key Information—D. Risk Factors.”

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

v

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

Our financial statements prepared in accordance with IFRS as of December 31, 2014 and December 31, 2013 and for the years ended December 31, 2014, December 31, 2013 and December 31, 2012 have also been filed with the CVM, the local securities regulator in Brazil and made publicly available. Our selected financial information included in “Item 3. Key Information—A. Selected Financial Data” should be read in conjunction with, and is qualified in its entirety by, our financial statements and “Item 5. Operating and Financial Review and Prospects” appearing elsewhere in this annual report.

The consolidated financial statements as of December 31, 2014 and 2013 and for each of the three years in the period ended December 31, 2014 are in compliance with IFRS, as issued by the IASB and also with the pronouncements, interpretations and guidance issued by the IASB and the IFRS Interpretations Committee, or the IFRIC, which entered into force as of January 1, 2014.

We have made rounding adjustments to reach some of the figures included in this annual report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Results of Vivo Participações and Vivo are consolidated into our financial statements for nine months in 2011, as from April 1, 2011. Consequently our results of operations for the years ended December 31, 2011 and 2010 are not comparable with our results of operations for the year ended December 31, 2014, 2013 and 2012.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The selected financial data presented below should be read in conjunction with our consolidated financial statements, including the notes thereto included elsewhere in this annual report. Our consolidated financial statements included herein as of and for the years ended December 31, 2014, 2013 and 2012 have been audited by Ernst & Young Auditores Independentes S.S. The report of Ernst & Young Auditores Independentes S.S. on the consolidated financial statements appears elsewhere in this annual report.

On March 25, 2011, the boards of directors of Vivo Participações, our former subsidiary, and Telefônica Brasil approved the terms and conditions of the corporate restructuring of both companies, which was approved unanimously by the shareholders of both companies on April 27, 2011.

The transaction consisted of the unification of the fixed and mobile operations of the Telefónica group in Brazil through the merger of all shares of Vivo Participações into Telefônica Brasil, with Telefônica Brasil as the surviving entity. Telefônica Brasil exchanged each share of Vivo Participações held by shareholders of Vivo Participações for shares of Telefônica Brasil. The exchange of shares of Vivo Participações for shares of Telefônica Brasil was based on the exchange ratio of 1.55 shares of Telefônica Brasil for each share of Vivo Participações. Upon closing of the merger and the share exchange, Vivo remained our wholly owned direct subsidiary. We assessed the fair value of the assets acquired and the liabilities assumed from Vivo Participações as of March 31, 2011 for purposes of applying the acquisition method to the transaction as a business combination and we consolidated and included Vivo Participações in our results of operations as of April 1, 2011.

Our consolidated financial statements include Vivo Participações and Vivo as of April 1, 2011 through the full consolidation method. Because Vivo Participações and Vivo are consolidated into our financial statements as of April 1, 2011, our results of operations for the years ended December 31, 2011 and 2010 are not comparable with our results of operations for the year ended December 31, 2014, 2013 and 2012. For further information on our corporate restructuring, see “Item 4.A Historical Background – Corporate Restructuring Involving Telefônica Brasil and Vivo Participações.”

The following tables present a summary of our selected financial data at the dates and for each of the periods indicated. You should read the following information together with our audited consolidated financial statements and the notes thereto included elsewhere in this annual report and with “Item 5. Operating and Financial Review and Prospects.”

	Year ended December 31,
Income Statement Data:	2014	2014	2013	2012	2011	2010
	(in millions of U.S. dollars)(1)	(in millions of reais)
	(except for share and per share data)
Net operating revenue	13,177	35,000	34,722	33,919	29,117	15,788
Cost of goods and services	(6,484)	(17,223)	(17,542)	(16,557)	(15,035)	(8,837)
Gross profit	6,693	17,777	17,180	17,362	14,082	6,951
Operating expenses, net	(4,769)	(12,668)	(12,248)	(10,152)	(8,290)	(3,408)
Equity in earnings (losses) of associates	3	7	(55)	1	4	25
Operating income before financial expense, net	1,927	5,116	4,877	7,211	5,796	3,568
Financial expense, net	(136)	(362)	(215)	(291)	(141)	(125)
Income before tax and social contribution	1,791	4,754	4,662	6,920	5,655	3,443
Income tax and social contribution	69	183	(946)	(2,468)	(1,293)	(1,045)
Net Income	1,860	4,937	3,716	4,452	4,362	2,398
Attributable to:
Controlling shareholders	1,860	4,937	3,716	4,453	4,355	2,398
Non-controlling shareholders	—	—	—	(1)	7	—
Basic and diluted earnings per share:
Common Shares	1.55	4.12	3.10	3.72	4.40	4.45
Preferred Shares	1.71	4.53	3.41	4.09	4.84	4.89
Cash Dividends per share in reais, net of withholding tax:
Common Shares	0.77	2.04	1.86	2.57	4.78	3.62
Preferred Shares	0.85	2.25	2.04	2.82	5.26	3.98

Balance Sheet Data:	As of December 31,
	2014	2014	2013	2012	2011	2010
	(in millions of U.S. dollars)(1)	(in millions of reais)
	(except for share and per share data)
Property, plant and equipment, net	7,700	20,454	18,442	17,604	17,147	10,193
Total assets	27,507	73,065	69,504	70,251	65,489	19,962
Loans and financing—current portion	568	1,509	1,237	1,270	1,000	432
Loans and financing—noncurrent portion	799	2,123	3,215	3,774	3,969	1,429
Debentures—current portion	284	755	287	702	469	—
Debentures—noncurrent portion	1,285	3,412	4,015	2,254	788	—
Shareholders’ equity	16,923	44,950	42,894	44,681	43,331	11,667
Attributable to:
Controlling shareholders	16,923	44,950	42,894	44,681	43,326	11,667
Noncontrolling shareholders	—	—	—	—	5	—
Capital stock	14,230	37,798	37,798	37,798	37,798	6,575
Number of shares outstanding (in thousands)(2)	1,123,269	1,123,269	1,123,269	1,123,269	1,123,884	505,841

Cash Flow Data:	Year ended December 31,
	2014	2014	2013	2012	2011	2010
	(in millions of U.S. dollars)(1)	(in millions of reais)

Operating activities:
Net cash provided by operating activities	3,532	9,384	9,576	10,054	8,128	4,481
Investing activities:
Net cash used in investing activities	(2,864)	(7,608)	(5,543)	(3,721)	(2,007)	(1,658)
Financing activities:
Net cash used in financing activities	(1,365)	(3,627)	(4,622)	(2,089)	(4,729)	(3,603)
Increase (decrease) in cash and cash equivalents	(697)	(1,851)	(589)	4,244	1,392	(780)
Cash and cash equivalents at beginning of year	2,464	6,544	7,133	2,889	1,497	2,277
Cash and cash equivalents at end of year	1,767	4,693	6,544	7,133	2,889	1,497

(1)
Translated for convenience only using the commercial offer rate as reported by the Central Bank as of December 31, 2014 for reais into U.S. dollars of R$2.6562 to US$1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate as of that or any other date. In addition, translations should not be construed as representations that the real amounts represent or have been or could be converted into U.S. dollars as of that or any other date.

(2)	On February 24, 2015, our board of directors approved the cancellation of all our treasury shares. As of the date of this annual report, we did not hold any treasury shares.

Exchange Rates

The Central Bank allows the real/U.S. dollar exchange rate to float freely and has intervened to control the exchange rate volatility. However, the exchange market may continue to be volatile, and the real may depreciate or appreciate substantially in relation to the U.S. dollar. The Central Bank or the Brazilian government may intervene in the exchange rate market.

Since 1999, the Central Bank has allowed the real/U.S. dollar exchange rate to float freely, and, since that time, the real/U.S. dollar exchange rate has fluctuated considerably.  In 2010, the real appreciated by 4.3 % against the U.S. dollar.  In 2011 and 2012, the real depreciated by 4.8 % and 8.9%, respectively, against the U.S. dollar.  In 2013 and 2014, the real depreciated a further 14.6 % and 13.4%, respectively against the U.S. dollar.  On December 31, 2014, the year-end real/U.S. dollar exchange rate was R$2.6562 per U.S. $1.00.

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

The following tables set forth the selling exchange rate, expressed in reais per U.S. dollar (R$/US$) for the periods indicated, as reported by the Central Bank.

	Exchange Rates of R$ per US$1.00
	Period-End	Average(1)	High	Low
Year ended December 31,
2010	1.6662	1.7589	1.8811	1.6554
2011	1.8758	1.6709	1.9016	1.5345
2012	2.0435	1.9588	2.1121	1.7024
2013	2.3426	2.1741	2.4457	1.9528
2014	2.6562	2.3599	2.7403	2.1974

Month
August 2014	2.2396	2.2680	2.2986	2.2396
September 2014	2.4510	2.3329	2.4522	2.2319
October 2014	2.4442	2.4483	2.5341	2.3914
November 2014	2.5601	2.5484	2.6136	2.4839
December 2014	2.6562	2.6386	2.7403	2.5607
January 2015	2.6623	2.6329	2.7107	2.5690
February 2015 (through February 26)	2.8728	2.8128	2.8811	2.6894

Source:  Brazilian Central Bank.

(1)
Annually, represents the average of the exchange rates on the last day of each month during the periods presented; monthly, represents the average of the end-of-day exchange rates during the periods presented.

On February 26, 2015, the exchange rate was R$2.8728 to US$1.00. The real/dollar exchange rate fluctuates and, therefore, this exchange rate may not be indicative of future exchange rates.

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

In the past, the Brazilian government has intervened in the Brazilian economy and made changes in policy and regulations. The Brazilian government’s actions to control inflation and affect other policies have often involved wage and price controls, currency devaluations, capital controls, and limits on imports, among other things. Our business, financial condition, results of operations and the market price of our preferred shares and ADSs may be adversely affected by changes in government policies, especially those related to our sector, such as changes in telephone fees and competitive conditions, as well as general economic factors, including:

·	currency fluctuations;

·	exchange control policies;

·	internal economic growth;

·	inflation;

·	energy policy;

·	interest rates;

·	liquidity of domestic capital and lending markets;

·	tax policies; and

·	other political, diplomatic, social and economic developments in or affecting Brazil.

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

Various governments may continue to intervene in their financial systems and perform fiscal and monetary adjustments. There is no assurance, however, that these measures will be successful in stabilizing conditions in international financial markets.

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

Political conditions in Brazil may affect the confidence of investors and the public in general, as well as the development of the economy. Brazilian president Dilma Rousseff has been reelected for a second four year term, which began in January 2015.  Uncertainty regarding future policies and appointments to influential governmental positions following the reelection as well as ongoing investigations into allegations of corruption in state-controlled enterprises may also affect the confidence of investors and the general public. It may also have an adverse impact on the Brazilian economy, our business, financial condition, results of operations and the market price of our preferred shares and ADSs.

Inflation and government efforts to curb inflation may contribute to economic uncertainty in Brazil, adversely affecting our business and results of operations.

Brazil has historically experienced high rates of inflation. Inflation and certain governmental measures taken in the attempt to curb inflation have had significant negative effects on the Brazilian economy. In 2014, inflation measured by the Brazilian consumer price index (Índice de Preços ao Consumidor), or IPCA, reached 6.41%, below the upper limit established by the CMN, of 6.5% but above the inflation target of 4.5%. In 2015, the Brazilian monetary policy will continue to use the IPCA as a reference for the inflation target. The inflation target for 2015 is set at 4.5%, allowing for a range of 2% above or below this target, which is similar to the target for 2014. If the Central Bank’s assessment is that inflation will be above this target in the near future, it may raise interest rates, directly affecting the cost of our debt and indirectly reducing the demand for products and services related to telecommunications. In 2015, factors that may adversely affect consumer inflation are, among others, the depreciation of the real against global benchmark currencies, a possible decision by the Brazilian federal government to raise utility prices (such as electricity tariffs), and potential tax increases.

Currently, fixed broadband and mobile service providers use the internal general price index (Índice Geral de Preços - Disponibilidade Interna), or IGP-DI, to adjust their prices and TV and cable service providers use the market general price index (Índice Geral de Preços ao Mercado), or IGP-M.  The IGP-DI and IGP-M are inflation indexes developed by the Fundação Getúlio Vargas, a private organization. Since 2006, telephone fees for fixed line services have been indexed to the telecommunication services index, or IST, adjusted by a factor of productivity, which is defined by ANATEL Resolution 507/2008. The IST is an index composed of other domestic price indexes that is intended to reflect the telecommunications industry’s operating costs. As a result, this index serves to reduce potential discrepancies between our industry’s revenue and costs, and thus reduce the apparent adverse effects of inflation upon our operations.

The authorization by ANATEL to adjust the rate of fees, which is pegged to the IST, is reduced by a factor of productivity, which is calculated based on a compensation index established by ANATEL to share earnings from fixed charge services with their users.  The IST is calculated based on a 12-month period average. This may cause increases in our revenues above or below our costs (including salaries), with potentially adverse impacts on our profitability.

Increases in interest rates may have a material adverse effect on our business. The Monetary Policy Committee of the Central Bank (Comitê de Política Monetária do Banco Central do Brasil) sets the basic interest rate for the Brazilian financial system based on the future inflation rate and the central inflation target. On December 31, 2014, the basic interest rate was 11.75% per year, compared to 10.0% per year on December 31, 2013.  The basic interest rate was further adjusted on January 21, 2015 and is currently 12.25% per year. Further increases in the basic interest rate may occur throughout 2015 and may have adverse effects on our business and results of operations. According to current market consensus, inflation measured by the IPCA will be higher than the established inflation target of 4.5% for 2015. As a result, the Central Bank may increase the overnight rate (Sistema Especial de Liquidação e de Custódia), or SELIC rate, in 2015 to attempt to align actual inflation with the inflation target.  Such rate increases may adversely affect our business and results of operations.

Fluctuations in exchange rates may adversely affect our ability to meet liabilities denominated or linked to foreign currencies or reduce our income in foreign currency, and may have a material adverse effect on the market value of our preferred shares and ADSs.

The exchange rate between the U.S. dollar and the Brazilian real has experienced significant fluctuations in recent years. The real depreciated 68% against the U.S. dollar between 2000 and 2003, appreciated by 40% from 2004 to 2010 and depreciated by 34% from 2011 to 2014 (calculated according to the annual average exchange rates).

As of December 31, 2014, 15.9% of our total indebtedness of R$7.8 billion was denominated in foreign currency (of which 9.2% was denominated in U.S. dollars). As of December 31, 2014, we had currency hedges in place to cover all of our financial foreign currency-denominated indebtedness.

Approximately 36.6% and 9.1% of the costs relating to our network infrastructure and services provided by outside vendors is payable or linked to payment by us in U.S. dollars or Euros, respectively. By contrast, 99.8% of our revenue is generated in reais, except income derived from hedging transactions, international long-distance interconnection fees and services to customers outside of Brazil.

To the extent that the value of the real decreases relative to the U.S. dollar or the Euro, our commitments payable or linked to payment by us in foreign currencies become more expensive. Although our accounts receivable denominated in foreign currencies would also appreciate, the net effect could adversely affect our revenue and expenses.

Nearly all of our transactions denominated in foreign currencies are covered by hedge transactions. Since May 2010, we have been using a “net balance coverage” strategy, pursuant to which we seek to hedge our net foreign exchange exposure arising from invoices issued or received in foreign currencies.  Our corporate market risk department periodically reviews our foreign currency invoices and manages our commitments linked to foreign currencies to limit our overall foreign currency exposure. We believe this strategy has substantially reduced our exposure to fluctuations in exchange rates.

Additionally, the IST does not adequately reflect the true effect of exchange rate fluctuations. Thus, our revenue, when translated to U.S. dollars, does not adequately reflect the true effect of exchange rate fluctuations, which may affect our results of operations.

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

Brazilian law allows for the Brazilian government to impose temporary restrictions on capital outflows whenever there is a significant imbalance in Brazil’s balance of payments or a significant possibility that such imbalance will exist. Such restrictions could hinder or prevent the holders of our preferred shares or the custodian of our shares in Brazil, Citibank N.A. (acting as the agent for the depositary), from remitting dividends abroad. The Brazilian government last imposed restrictions on capital outflows for a six-month period at the end of 1989. If similar restrictions are introduced in the future, they would likely have an adverse effect on the market price of our preferred shares and ADSs.

Risks Relating to the Brazilian Telecommunications Industry and Us

Extensive government regulation of the telecommunications industry and our concession may limit, in some cases, our flexibility in responding to market conditions, competition and changes in our cost structure or impact our fees.

Our business is subject to extensive government regulation, including any regulatory changes that may occur during the terms of our concession agreements and our authorizations to provide telecommunication services. ANATEL, the main telecommunications industry regulator in Brazil, regulates, among other things:

·	industry policies and regulations;

·	licensing;

·	fees and tariffs;

·	competition, including our ability to grow by acquiring other telecommunications businesses;

·	telecommunications resource allocation;

·	service standards;

·	technical standards;

·	quality standards;

·	interconnection and settlement arrangements; and

·	universal service obligations.

Brazil’s telecommunications regulatory framework is continuously evolving. The interpretation and enforcement of regulations, the assessment of compliance with regulations and the flexibility of regulatory authorities are all marked by uncertainty. We operate under authorizations and a concession from the Brazilian government, and our ability to maintain these authorizations and concession is a precondition to our success. However, because of the regulatory framework, we cannot provide assurances that ANATEL will not adversely modify the terms of our authorizations. Furthermore, according to the terms of our operating authorizations and concession, we must meet certain requirements and maintain minimum quality, coverage and service standards. Failure by us to comply with these requirements may result in the imposition of fines or other regulatory responses, including the termination of our operating authorizations and concession. Any partial or total revocation of any of our operating authorizations or our concession would have a material adverse effect on our business, financial condition, revenues, results of operations and prospects. In recent years, ANATEL has also been reviewing and introducing changes in the applicable regulation, especially regarding the interconnection fees among telecommunications service providers in Brazil. Interconnection fees, which are fees charged by telecommunications service providers to each other to interconnect to each other’s networks, are an important part of our revenue and cost bases. To the extent that changes to the rules governing interconnection fees reduce the amount of interconnection fees we are able to collect, our businesses, financial conditions, revenues, results of operations and prospects could be materially adversely affected.

Therefore, our business, results of operations, revenues and financial conditions could be negatively affected by the actions of the Brazilian authorities, including, in particular, the following:

·	the introduction of new or stricter operational and/or service requirements;

·	the granting of operating licenses in our areas;

·	limitations on interconnection fees we may charge to other telecommunications service providers;

·	delays in the granting of, or the failure to grant, approvals for rate increases; and

·	antitrust limitations imposed by ANATEL and CADE.

The GVT acquisition may not be consummated.

Our ability to consummate the GVT acquisition is subject to various closing conditions. These include customary closing conditions in addition to others that are beyond our control, such as the requirement to obtain approvals from certain regulatory authorities. We believe that the most significant risk posed by these closing conditions is related to the regulatory approvals that are required to be granted by the Brazilian competition authority (CADE) and telecommunications regulator (ANATEL). As of the date of this annual report, we have received approval from ANATEL, subject to the satisfaction of certain conditions, as described in “Item 4. Information on the Company—A. History and Development of the Company—Historical Background—Acquisition of GVT.”  In addition, ANATEL required that the subsequent swap transaction, which contemplates that Vivendi will exchange a portion of its stake in Telefônica Brasil for a portion of Telefónica S.A.’s indirect stake in Telecom Italia be subject to a distinct and specific approval process. Such additional approval request was filed on December 30, 2014, and approval is still pending.  In addition, the GVT acquisition remains subject to CADE’s approval, which we requested on November 17, 2014.

On February 13, 2015, CADE’s superintendent board recommended the approval of the transaction on the basis of certain confidential commitments offered by Telefônica Brasil S.A. and Vivendi S.A. The commitments include the execution of two merger control agreements: the first between CADE and us and the second one between CADE and Vivendi S.A. The GVT acquisition is under the review of CADE’s administrative tribunal, which will issue a final decision. As of the date hereof, it is still possible that the remaining approvals required for the consummation of the GVT acquisition may not be obtained or, if they are obtained, could impose unanticipated or adverse conditions. Therefore, depending on these conditions, it may not be possible to consummate the GVT acquisition according to the expected timeline or at all.

If the acquisition of GVT is consummated, we may be unable to successfully integrate GVT’s operations or to fully realize targeted synergies, revenues and other expected benefits of the acquisition of GVT.

Achieving the targeted synergies, such as operating and long-term strategic cost-savings, of the GVT acquisition will depend in part upon whether we can integrate GVT’s businesses in an efficient and effective manner. We may not be able to accomplish this integration process smoothly or successfully. We and GVT operate numerous systems, including those involving management information, accounting and finance, sales, billing, employee benefits, payroll and regulatory compliance. Moreover, the integration of our respective operations will require the dedication of significant management resources, which may distract management’s attention from day-to-day operations. Employee uncertainty and lack of focus during the integration process may also disrupt our business and result in undesired employee attrition. An inability of management to successfully integrate the operations of GVT into our business could have a material adverse effect on our business, results of operations and financial condition.

An inability to realize the full extent of, or any of, the anticipated benefits and synergies of the acquisition of GVT, as well as any delays encountered in the integration process, could have an adverse effect on our business, results of operations and financial condition.

The acquisition of GVT may expose us to liabilities and contingencies.

GVT is party to a number of lawsuits and other proceedings involving a significant amount. The indemnities that we may receive from the seller may be insufficient to protect or indemnify us for any liabilities and contingencies that we did not identify during the due diligence process or that were identified but were estimated to be lower than the actual amounts. If we incur significant costs as a result of such liabilities or contingencies, our business and results may be adversely affected.

Our concession may be terminated by the Brazilian government under certain circumstances.

We operate our fixed line business in the state of São Paulo under a concession granted by the Brazilian government. According to the terms of the concession, we are obligated to meet certain universal service requirements and to maintain minimum quality and service standards. For example, ANATEL requires that we satisfy certain conditions with respect to, among other things, expansion of our network to provide public pay-phone service for all locations with a population over 100 inhabitants, expansion of our network to provide private individual telephone service for all locations with a population over 300 inhabitants, and, with respect to quality of service, targets for the number of call completions. Our ability to satisfy these and other terms and conditions may be affected by factors beyond our control. Our failure to comply with the requirements of our concession may result in the imposition of fines up to R$50.0 million or other government actions, including the termination of our concession. Any partial or total revocation of our concession would have a material adverse effect on our financial condition and results of operations.

Moreover, the concession agreements establish that all assets owned by the company and which are indispensable to the provision of the services described in such agreements are considered “reversible assets” (bens reversíveis) and are deemed to be part of the concession assets. Reversible assets will be automatically returned to ANATEL upon expiration of the concession agreements, according to the regulation in force at that time and would not be available to creditors in the event of insolvency, bankruptcy or similar events. The most recent net book value of our reversible assets reported to ANATEL is dated December 31, 2014 and estimated at R$7.6 billion, which is comprised of switching and transmission equipment and public use terminals, external network equipment, energy equipment and system and operation support equipment.

The expiration date of our fixed line concession agreements is December 31, 2025. The concession agreements contain a provision allowing ANATEL to review the concession terms in 2015 and 2020. This provision permits ANATEL to update the renewed concession agreements with respect to network expansion, modernization and quality of service targets in response to changes in technology, competition in the marketplace and domestic and international economic conditions.

We may be required to record impairment charges relating to goodwill and long-lived assets in the future.

For IFRS purposes, we are required to test our goodwill for impairment at least annually. The excess of the book value of a company over its market value may indicate that impairment exists. This impairment test is described in Note 3 to our audited consolidated financial statements. We have substantial goodwill with a carrying value of R$10.2 billion as of December 31, 2014. It is possible that we may be required to record impairment charges relating to our goodwill in future periods, and this would have an adverse effect on our results of operations.

In addition, we are required to test for impairment on our long-lived assets, including property, plant and equipment and finite-lived intangible assets (including licenses) whenever there are indicators of impairment. If the carrying value of these assets exceeds the recoverable amount expected from their use, we are required to record an impairment charge. This impairment test is also described in Note 3 to our audited consolidated financial statements included in this annual report.

We are dependent on key personnel and the ability to hire and retain additional personnel.

We believe that our success will depend on the continued services of our senior management team and other key personnel. Our management team is comprised of highly qualified professionals, each with an average of over 30 years of experience in the telecommunications industry.  The loss of the services of any of our senior management team or other key employees could adversely affect our business, financial condition and results of operations. We also depend on the ability of our senior management and key personnel to work effectively as a team.

Our future success also depends on our ability to identify, attract, hire, train, retain and motivate highly skilled technical, managerial, sales and marketing personnel. Competition for such personnel is intense, and we cannot guarantee that we will successfully attract, assimilate or retain a sufficient number of qualified personnel. Failure to retain and attract the necessary technical, managerial, sales and marketing and administrative personnel could adversely affect our business, financial condition and results of operations.

We depend on key suppliers to obtain necessary equipment and services for our business.

We depend on certain key suppliers of equipment and services, especially telecommunications network equipment and handsets, for the execution and development of our business.  These suppliers may delay delivery, alter prices and limit supply as a result of problems related to their own businesses, over which we have no control.  If these suppliers are not able to deliver equipment and services regularly, we may face problems with the continuity of our business activities, which may have an adverse effect on our business and results of operations.

We are subject to liabilities relating to third party contractors, which may have a material adverse effect on our business and results of operations.

We are exposed to eventual liabilities resulting from our contracting structure for third party service providers.  Such potential liabilities may involve claims by third party providers that are treated as direct employees as well as claims for secondary liability resulting from work place injury, wage parity and overtime pay complaints.  If a significant portion of these liabilities are decided against us and for which we have not made provisions, our financial condition and results of operation may be adversely affected.

Furthermore, if the contracting of third party service are considered to involve the main activities of the company, it may be characterized as a direct employment, which would significantly increase our costs and as a result we may be subject to administrative proceedings by the relevant labor regulators and may be required to pay fines to the third party service providers.

Certain key inputs are subject to risks related to importation, and we acquire other key inputs from a limited number of domestic suppliers, which may further limit our ability to acquire such inputs in a timely and cost effective manner.

The high growth in data markets in general and broadband in particular may result in a limited supply of equipment essential for the provision of such services, such as data transmission equipment and modems. The restrictions on the number of manufacturers imposed by the Brazilian government for certain inputs, mainly data transmission equipment and modems, and the geographical locations of non-Brazilian manufacturers of these inputs, pose certain risks, including:

·	vulnerability to currency fluctuations in cases where inputs are imported and paid for with U.S. dollars, Euros or other non-Brazilian currency;

·	difficulties in managing inventory due to an inability to accurately forecast the domestic availability of certain inputs; and

·	the imposition of customs or other duties on key inputs that are imported.

If any of these risks materialize, they may result in our inability to provide services to our customers in a timely manner or may affect the prices of our services, which may have an adverse effect on our business, financial condition and results of operations.

We make investments based on demand forecasts that may become inaccurate due to economic volatility and may result in revenues that lower than expected.

We make certain investments, such as the procurement of materials and the development of physical sites, based on our forecasts of the amount of demand that customers will have for our services at a later date (generally several months later). However, any major changes in the Brazilian economic scenario may affect this demand and therefore our forecasts may turn out to be inaccurate. For example, economic crises may restrict credit to the population, and uncertainties relating to employment may result in a delay in the decision to acquire new products or services (such as broadband or Pay TV). As a result, it is possible that we may make larger investments based on demand forecasts than were necessary given actual demand at the relevant time, which may directly affect our cash flow.

Furthermore, improvements in economic conditions may have the opposite effect. For example, an increase in demand not accompanied by our investment in improved infrastructure may result in a possible loss of opportunity to increase our revenue or result in the degradation of the quality of our services.

Review of our concession agreements may have a materially adverse effect on us.

On June 27, 2014, as set forth in our concession agreement for fixed line services in the state of São Paulo, ANATEL opened a public comment period for the revision of the terms of our concession agreement. The comment period, which ended on December 26, 2014, was opened for comments on certain topics such as service universalization, rates and fees and quality of services, among others. We submitted our comments on time and according to the established rules. Depending on the evaluation made by ANATEL of the contributions and ANATEL’s final decision regarding the terms of our concession agreement, it may impose universal service goals, with values that we are not able to predict, which may have a materially adverse effect on our financial condition and results of operations.

Consolidation in the Brazilian telecommunications market may increase competition in the near future.

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

In May 2012, entrepreneur George Soros acquired Sunrise Telecomunicações, a Brazilian Pay TV provider that is now expanding into mobile services. Sunrise Telecomunicações spent US$9.3 million to acquire two 4G spectrum licenses covering 134 cities in the state of São Paulo.

On February 19, 2014, Oi S.A., or Oi, and Portugal Telecom SGPS, S.A., or Portugal Telecom, entered into a subscription agreement pursuant to which Portugal Telecom agreed to subscribe to Oi common and preferred shares as part of a capital increase by contributing all of the share capital of PT Portugal SGPS, S.A., or PT Portugal, to Oi. According to the valuation report, the shares of PT Portugal were valued at an amount between €1,623.3 million (R$5,296.4 million) and €1,794.1 million (R$5,853.9 million).

Furthermore, on December 8, 2014, Oi’s board of directors approved the general terms and conditions for the sale of all of the shares of PT Portugal to Altice S.A., or Altice. The sale involves substantially all of PT Portugal’s operations in Portugal and Hungary. The transaction was approved by the shareholders of Portugal Telecom on January 22, 2015. At closing, subject to regulatory approval, Oi will transfer to Altice all of the shares issued by PT Portugal for €7.4 billion, subject to certain adjustments.

On May 18, 2014, AT&T announced an agreement to acquire DirecTV (one of the shareholders of SKY Brasil) in a stock-and-cash transaction for US$95 per share. The expected synergies are primarily driven by increased economies of scale in video. The two companies, DirecTV and AT&T, have more than 26 million video subscribers in the United States, and the merger is currently under review by U.S. Department of Justice and the Federal Communications Commission because their combined operations will have a significant impact on the U.S. Pay TV market. DirecTV currently has approximately 18.1 million customers in its Latin American operations, which include Brazil.

Mergers and acquisitions may change the market dynamic, create competitive pressure and force small competitors to find partners and may require us to adjust our operations, financial condition, marketing strategies (including promotions) and product portfolio.

We face significant competition in the Brazilian market.

We face significant competition in the Brazilian market, the Brazilian telecommunication industry growth (measured in revenues) decelerated in 2014, mainly due to obligatory reductions in mobile termination rates mandated by Brazilian regulators, which directly affected revenues of telecommunications companies. Furthermore, customer demand for improvements in network quality and new customer service regulations have pressured companies’ investments and margins.

Competition remains fierce, despite a weakening macroeconomic environment, and telecommunications companies are seeking to strengthen their competitive position through internal corporate restructurings as well as mergers and acquisitions. We expect that competition for customers will continue to drive us and our competitors to provide innovative and improved products and services. For example, the high level of participation by major Brazilian mobile operators in the Brazilian auction for the 700 MHz frequency, which was conducted in September 2014, confirms the relevance of 4G as a cornerstone of our competitors’ long-term growth strategy. Future spectrum auctions by ANATEL may allow new competitors to enter the market and may strengthen the competitive position of some of our current competitors. Bundled offers are also heightening their importance as a commercial driver, fostering companies to offer complete and superior solutions to consumers. To the extent we are unable to keep pace with our competitors, our market position and results of operations may be adversely affected. Moreover, the significant competition in the Brazilian market may adversely affect our margins if we are required to reduce prices or provide special offers to customers in order to maintain or increase market share.

Our results of operations may be negatively affected by the application of the Personal Mobile Service (Serviço Móvel Pessoal), or SMP, rules relating to mobile services.

We receive payments for the termination of calls in our network.  In 2014, ANATEL established gradual decreases in mobile interconnection fees, also known as mobile termination rates, or MTR.  In 2014, the MTR net value in Region III was R$0.25126 and it will be R$0.16751 in 2015, R$0.11218 in 2016, R$0.06816 in 2017, R$0.04141 in 2018 and R$0.02517 in 2019.

In addition, SMP rules implemented number portability beginning in September 2008, which allow users to maintain the same number when switching operators within the same area code, and costs of such portability are borne by the operator. For fixed service operators, number portability is also available within the same area code. There can be no assurance that this regulation will not have material adverse effects on the results of our operations.

We cannot assure you that new mobile service plans will not be suspended by ANATEL, that the mobile interconnection fees we negotiated will not be changed or that future negotiations regarding mobile termination rates will be as favorable as those that were previously set by ANATEL. If the readjustments to mobile interconnection fees that we negotiated are cancelled or if negotiated mobile interconnection fees in the future are less favorable to us, our business, financial condition, revenues, results of operations and prospects may be adversely affected.

ANATEL’s annual regulations regarding interconnection fees could have an adverse effect on our results.

ANATEL issues new regulations every year affecting many of our areas of operations. Such new regulations could have an adverse effect on our operating results because: (1) ANATEL could significantly reduce the interconnection fees we are able to charge, thereby reducing our revenues (see “—Our results of operations may be negatively affected by the application of the Personal Mobile Service (Serviço Móvel Pessoal), or SMP, rules relating to mobile services”); (2) ANATEL may allow more favorable conditions for economic groups without significant market power; (3) the granting of new licenses may increase competition in our area from other operators, which could adversely affect our prices or market share, thereby reducing our revenues; (4) ANATEL may require that revenue received for the usage of the SMP network must be included in the calculation of operating revenue, which will increase the cost of renewing licenses; and (5) ANATEL’s general plan of updating the telecommunications regulations targets several areas of vital importance for the mobile telecommunications business, such as regulations (A) to improve the quality of services, which may cause an increase in operating costs, (B) of virtual mobile operations, or MVNO, which may cause an increase in competitive pressure, (C) against SMP providers exercising market power to negotiate lower mobile termination rate fees, which could cause a decrease in our revenues from the mobile termination rate fees we are able to charge to SMP providers, and (D) relating to multimedia communication. For a detailed description of the regulations issued by ANATEL and their impact on our business, see “Item 4. Information on the Company—Business Overview—Regulation of the Brazilian Telecommunications Industry.”

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

The advent of new products and technologies could have a variety of consequences. These new products and technologies may reduce the price of our services by providing lower-cost alternatives, for instance over-the-top, or OTT, players (who provide voice and messages over IP), and creation of new digital services.  New product and technologies may also be superior to, and render obsolete, the products and services we offer and the technologies we use, thus requiring investment in new technology.

We are subject to certain risks related to conditions and obligations imposed by ANATEL for the use of the spectrum needed for the LTE services we offer.

In 2010, ANATEL required multichannel multipoint distribution service, or MMDS, companies, including us, to return a significant portion of the 2.5GHz spectrum we owned at that time.  In addition, on June 12 and 13, 2012, ANATEL held a public auction for 273 lots of 4G, on the 2.5GHz to 2.69GHz frequencies. We acquired the “X” band, with a nationwide coverage, for R$1.05 billion. According to spectrum cap rules for bidding processes, we had to return the remaining portion of the 2.5GHz spectrum we previously owned to operate our MMDS services.

In order to meet the coverage obligations and the schedule defined by ANATEL, we have made 4G services available to 140 metropolitan areas in Brazil including all cities with over 500,000 residents. To complete the coverage requirements, we will need to implement 4G coverage as follows:

·	by December 31, 2015: cities with over 200,000 residents;

·	by December 31, 2016: cities with over 100,000 residents;

·	by December 31, 2017: cities with between 30,000 and 100,000 residents; and

·	by December 31, 2019: cities with fewer than 30,000.

In 2012, ANATEL auctioned a 450 MHz frequency lot that is tied to the 2.5 GHz band, to meet voice and data demand in remote rural areas.  Under band “X,” which we acquired in the bidding process, we will be required to provide infrastructure in rural areas in the states of Alagoas, Ceará, Minas Gerais, Paraíba, Pernambuco, Piauí, Rio Grande do Norte, Sergipe, and countryside of São Paulo, for a total of 2,556 municipalities.  The schedule for providing infrastructure in the rural areas requires that 100% of municipalities have infrastructure in place by December 2015, with a transmission rate of 256Kbps and by December 31, 2017, all of these municipalities will be expected to have 1Mbps.

The targets established by ANATEL for the fast-paced implementation of networks could be impacted by (1) our ability to obtain licenses for the construction of new sites at the speed necessary to achieve the coverage targets, (2) the capacity of our suppliers to deliver the equipment necessary for this expansion, which may increase the price of such equipment, and (3) lack of qualified resources to meet the expected implementation pace.

Regarding the 700 MHz spectrum, ANATEL has allocated the band for the provision of fixed, mobile and broadband services. On September 30, 2014, ANATEL held the public bidding for 18 blocks of 4G, on the 708 to 803 MHz frequencies. We acquired 20 MHz (10+10 MHz) with nationwide coverage, for R$1.92 billion, at the minimum price, plus R$904 million for the band cleaning (migration of broadcasters that currently occupy the band and interference management). According to the auction rules, the winning bidders will be responsible for financing and managing the band cleaning process and ANATEL has deducted the cleaning cost associated with two blocks for which no bids were made. The beginning of the spectrum usage could be delayed, because it requires the completion of the band cleaning process. This may have an adverse effect on the 4G data package offerings and consequently on our revenues from mobile data services.

If we are not able to meet targets and obligations set forth in the bid documents, ANATEL may use our bank guarantees, we may be subject to fines and/or have our licenses to operate these frequencies revoked, negatively affecting our business and results of operations.

Our sales could be suspended as a result of issues with the quality of our services.

ANATEL and other judiciary and administrative agencies have the authority to suspend our sales in an attempt to improve the overall quality of telecommunications services. Sales suspensions are generally applied to the services for which there have been complaints by consumers and the consumer protection agencies. When applied, the suspension is temporary and usually lifted once the company presents an improvement action plan. In July 2012 ANATEL suspended mobile service sales from three of our main competitors, Oi, Claro and Tim, as result of a considerable increase in consumer complaints. The suspensions lasted about 20 days and ANATEL requested that all telecommunications companies, including us, present an action and investment plan to improve the mobile network. Although our action plan was approved by ANATEL in September 2012, if a similar increase in customer complaints occurs in the future, we may face suspension of one or more of our services until a plan can be produced and approved by ANATEL, which may materially affect our business and results of operations.

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

We are subject to environmental laws and regulations. Failure to comply with governmental laws and regulations could subject us to penalties that could have an adverse effect on our business.

Our operations and properties are subject to a variety of environmental laws and regulations governing, among other things, environmental licensing and registries, protection of flora and fauna, air emissions, waste management and remediation of contaminated areas, among others. Our failure to comply with present and future requirements, or the management of existing and identification of new contamination, could cause us to incur substantial costs, including cleanup costs, indemnification, compensation, fines, suspension of activities and other penalties, investments to upgrade our facilities or change our processes, or curtailment of operations. The identification of presently unidentified environmental conditions, more vigorous enforcement by regulatory agencies, enactment of more stringent laws and regulations or other unanticipated events may arise in the future and give rise to material environmental liabilities and related costs. The occurrence of any of the foregoing could have a material adverse effect on our business, results of operations and financial condition.

Companies in the telecommunication industry, including us, may be harmed by restrictions regarding the installation of new antennas for mobile services.

Currently, there are approximately 250 municipal laws in Brazil that limit the installation of new antennas for mobile service, which has been a barrier to the expansion of mobile networks.  Those laws are meant to regulate issues related to zoning and the alleged effects of the radiation and radiofrequencies of the antennas. Initiatives for the approval of a federal law that would establish new guidelines to create a consolidated plan for the installation of antennas have been taken and the plan is currently being reviewed by the Brazilian federal senate, after which it will be subject to presidential approval. However, despite the federal initiatives, as long as the municipal laws remain unchanged, the risk of noncompliance with regulations and of having services of limited quality in certain areas continues to exist.

Additional antenna installation is also limited as a result of concerns that radio frequency emissions from base stations may cause health problems. These concerns could have an adverse effect on the wireless communications industry and, possibly, expose wireless providers, including us, to litigation. Based on information from the World Health Organization, or WHO, we are not aware of any evidence in the latest medical research that conclusively establishes any relationship between radio frequency emissions of base stations and health concerns. However, perceived risks may delay expansion of our network if we experience problems in finding new sites, which in turn may delay expansion and may affect the quality of our services.

In May 2009, the Brazilian government published Law No. 11934/2009 that limits the exposure for fields with frequencies up to 300 GHz. The new law uses the exposure limits determined by the International Commission on Non-Ionizing Radiation Protection and recommended by the WHO. In addition, this law further restricts the installation of new antennas.

New laws may create additional transmission regulations, which in turn, could have an adverse effect on our business.  Also, health concerns regarding the effects of radio frequency emissions may discourage the use of mobile telephones and may result in the adoption of new measures by governments or any other regulatory interventions, any of which could materially and adversely affect our business, results of operations and financial condition.

We face risks associated with litigation.

We are party to a number of lawsuits and other proceedings. An adverse outcome in, or any settlement of, these or other lawsuits could result in significant costs to us. In addition, our senior management may be required to devote substantial time to these lawsuits, which they could otherwise devote to our business. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

Risks Relating to the Preferred Shares and the ADSs

Holders of our ADSs may face difficulties in serving process on or enforcing judgments against us and other persons.

We are organized under the laws of Brazil, and all of our executive officers and our independent public accountants reside or are based in Brazil. Also, eight of our twelve directors reside or are based in Brazil. Substantially all of our assets and those of these other persons are located in Brazil. As a result, it may not be possible for holders of the ADSs to effect service of process upon us or these other persons within the United States or other jurisdictions outside Brazil or to enforce against us or these other persons judgments obtained in the United States or other jurisdictions outside Brazil. Because judgments of U.S. courts for civil liabilities based upon the U.S. federal securities laws may only be enforced in Brazil if certain conditions are met, holders may face greater difficulties in protecting their interests due to actions by us, our directors or executive officers than would shareholders of a U.S. corporation.

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

Holders of our preferred shares will not be able to exercise the preemptive rights relating to the preferred shares underlying their ADSs unless a registration statement under the U.S. Securities Act of 1933, as amended, or the Securities Act, is effective with respect to the shares underlying those rights, or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement. Unless we file a registration statement or an exemption from registration applies, holders of our preferred shares may receive only the net proceeds from the sale of their preemptive rights by the depositary, or if the preemptive rights cannot be sold, they will lapse and they will not receive any value for them. For more information on the exercise of these rights, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Preemptive Rights.”

An exchange of ADSs for preferred shares risks the loss of certain foreign currency remittance and Brazilian tax advantages.

CMN Resolution No. 1,927 currently regulates foreign investments in depositary receipts based on shares issued by Brazilian companies. Pursuant to this regulation, the ADSs benefit from the certificate of foreign capital registration, which permits Citibank N.A., as depositary, to convert dividends and other distributions with respect to preferred shares into foreign currency, and to remit the proceeds abroad. Holders of ADSs who exchange their ADSs for preferred shares will then be entitled to rely on the depositary’s certificate of foreign capital registration for five business days from the date of exchange. Thereafter, they will not be able to remit non-Brazilian currency abroad unless they obtain their own certificate of foreign capital registration, or unless they qualify under CMN Resolution No. 2,689, dated January 26, 2000, which entitles certain investors to buy and sell shares on Brazilian stock exchanges without obtaining separate certificates of registration. CMN Resolution No. 4,373, of September 29, 2014, will replace both CMN Resolution No. 1,927 and CMN Resolution No. 2,689 as of March 30, 2015. Further rules will be issued by CVM and the Central Bank regulating foreign investments in ADSs, including with regard to the exchange of ADSs for preferred shares and the remittance of funds arising from the sale of these preferred shares.

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

Based on the fact that the ADSs are issued and registered abroad, we believe that gains on the disposition of ADSs made outside of Brazil by nonresidents of Brazil to another non-Brazilian resident would not be subject to Brazilian taxation, since they would not fall within the definition of assets located in Brazil for purposes of Law 10,833. However, considering the general and unclear scope of Law No. 10,833 and the absence of judicial/administrative court rulings in respect thereto, we cannot be assured that such an interpretation of this law will prevail in the courts of Brazil. Brazilian tax authorities also do not provide clear guidance in this respect, and may treat such transaction as subject to this capital gain tax in Brazil at the rate of 15% (or 25% if the non-Brazilian holder is located in a tax haven jurisdiction), plus potential fines and interest. Therefore, if the income tax is deemed to be due, the gains may be subject to income tax in Brazil at a rate of 15.0% (general taxation) or 25.0% (if the nonresident seller is located in a tax haven, a country which does not impose any income tax, which imposes it at a maximum rate lower than 20.0%, or in which the laws impose restrictions on the disclosure of ownership composition or securities ownership or the identification of the effective beneficiary of income attributed to nonresident holders). See “Item 10. Additional Information—E. Taxation—Brazilian Tax Considerations.”

Certain Factors Relating to Our Controlling Shareholder

Our controlling shareholder has power over the direction of our business.

Telefónica S.A., or Telefónica, our controlling shareholder, and its affiliates currently own directly and indirectly approximately 91.57% of our voting shares and 73.74% of our total capital stock. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.” As a result of its share ownership, Telefónica has the power to control us and our subsidiaries, including the power to elect our directors and officers and to determine the outcome of any action requiring shareholder approval, including corporate reorganizations and the timing and payment of our dividends. Given this degree of control over our company, circumstances could arise under which the interests of Telefónica could be deemed to be in conflict with the interests of our other shareholders.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

General

We were incorporated on May 22, 1998, as a corporation (sociedade anônima) organized under the laws of the Federative Republic of Brazil, as a result of the restructuring and privatization of Telecomunicações Brasileiras S.A. and its operating subsidiaries, or the Telebrás System, which monopolized the provision of public telecommunications services in virtually all areas of Brazil prior to 1998. We were incorporated under the name Telesp Participações S.A. and after subsequent reorganizations we were named Telecomunicações de São Paulo S.A. – TELESP. After our merger with Vivo Participações in October 2011, we changed our corporate name to Telefônica Brasil S.A.

On September 18, 2014, we entered into a stock purchase agreement with Vivendi S.A. to acquire all of the shares of GVT Participações S.A., or GVT, the controlling shareholder of Global Village Telecom S.A., or Operating GVT, which was approved by our board of directors on the same date.

According to Brazilian Law, the transaction must be approved by both ANATEL and CADE. On December 22, 2014, ANATEL approved the transaction and imposed certain obligations, which include (1) the maintenance of current GVT services and plans within the same geographic scope in which GVT operates today, requiring, in addition, that the successor company expand its operations to at least ten new municipalities within three years beginning on January 26, 2015; and (2) the waiver of the FSTS license held by GVT within 18 months of ANATEL’s decisions, because regulations establish that the same economic group cannot hold more than one FSTS license in the same geographic area. We understand that obligations imposed do not compromise the terms of the

GVT acquisition or its value. In addition, ANATEL required that the subsequent swap transaction, which contemplates that Vivendi will exchange a portion of its stake in Telefônica Brasil for a portion of Telefónica S.A.’s indirect stake in Telecom Italia be subject to a distinct and specific approval process. Such additional approval request was filed on December 30, 2014 and approval is still pending. In addition, the transaction remains subject to CADE’s approval, which we requested on November 17, 2014.

On February 13, 2015, CADE’s superintendent board recommended the approval of the transaction on the basis of certain confidential commitments offered by us and Vivendi S.A. The commitments include the execution of two merger control agreements: the first between CADE and us and the second between CADE and Vivendi S.A. The GVT acquisition is under the review of CADE’s administrative tribunal, which will issue a final decision.

We are registered with the CVM as a publicly held company and our stock is traded on the BM&FBOVESPA under the symbol “VIVT3” (formerly “TLPP3”) for common shares and “VIVT4” (formerly “TLPP4”) for preferred shares. We are also registered with the SEC in the United States and our ADSs are traded on the NYSE, under the symbol “VIV” (formerly “TSP”). Our headquarters are located at Avenida Engenheiro Luis Carlos Berrini, 1376, 04571-936, São Paulo, SP, Brazil. Our telephone number is 55-11-3430-3687 and our website is www.telefonica.com.br/ir. The information on our website is not part of this annual report on Form 20-F.

As of December 31, 2014, we had 381,335,671 outstanding common shares (excluding treasury shares), with no par value per share, and 741,933,573 outstanding preferred shares, with no par value per share. Our shareholders’ equity was in the amount of R$44.9 billion as presented in our audited financial statements prepared in accordance with IFRS.

Historical Background

Corporate Restructuring Involving Telefônica Brasil and Vivo Participações

On July 28, 2010, our controlling shareholder, Telefónica, reached an initial agreement with Portugal Telecom for the acquisition of 50% of the capital stock of Brasilcel, N.V., or Brasilcel. As a result of this transaction, Telefónica held 100% of the capital stock of Brasilcel. At that time, Brasilcel held approximately 60% of the capital stock of Vivo Participações. On December 21, 2010, Brasilcel was merged into Telefónica.

Due to the acquisition of control of Vivo Participações, on February 16, 2011, Telefónica, through its subsidiary SP Telecomunicações Ltda., or SP Telecom, launched a public tender offer for the common shares of Vivo Participações (the only shares with voting rights) held by minority shareholders. As a result of the public tender offer, on March 18, 2011, SPTelecom acquired 10,634,722 common shares of Vivo Participações, representing 2.66% of its shares, resulting in the Telefónica group’s ownership of 62.1% of Vivo Participações.

On December 27, 2010, the boards of directors of Vivo Participações and Telefônica Brasil approved the terms and conditions of a corporate restructuring, which provided for the merger of shares issued by Vivo Participações into Telefônica Brasil. The corporate restructuring was approved by ANATEL on March 24, 2011, and on April 27, 2011, the shareholders of Vivo Participações and Telefônica Brasil approved the merger of shares issued by Vivo Participações into Telefônica. On June 14, 2011, the board of directors of both companies approved a second corporate restructuring, pursuant to which Vivo Participações became our wholly owned subsidiary. The terms and conditions of the second corporate restructuring were approved unanimously by the shareholders of both companies on October 3, 2011. Vivo Participações was merged into us, and the holders of the merged shares of Vivo Participações received new shares in the company.

In addition to the concentration of the equity ownership mentioned above, the purpose of the corporate restructuring was to simplify the organizational structure of the companies, both of which were publicly held, so as to: (i) focus all authorizations for the rendering of SMP services (originally held by Vivo Participações and Vivo), and (ii) simplify the current corporate structure, eliminating the structure of Vivo Participações, which due to the concentration of commitments, had become a holding company.

Moreover, the corporate restructuring provided for the rationalization of the cost structure of the two companies and facilitated the integration of the businesses and the generation of synergies, thus positively impacting both companies. Due to the merger of Vivo Participações into us, our capital was increased by R$31.2 billion, reflecting the economic value of the shares issued as a result of the merger. The merger did not change the identity of the controlling shareholders of the companies.

Additionally, as a consequence of this merger, on July 6, 2011, Vivo Participações filed a statement with the SEC in order to cancel the registration of its American Depositary Shares, or ADS, program since all of its ADSs were converted into ADSs of Telefônica Brasil.  The SEC approved the deregistration on July 7, 2011.

A third stage of the corporate restructuring was approved by ANATEL on August 16, 2011. On October 3, 2011, our shareholders approved the merger of Vivo Participações into us and Telefônica Brasil absorbed Vivo Participações’ equity, extinguishing Vivo Participações, which further simplified and rationalized our cost structures. On the same date, we changed our name from Telecomunicações de São Paulo S.A. – TELESP to Telefônica Brasil S.A., to reflect our nationwide operations. On October 18, 2011, ANATEL approved transfer of the authorization for the provision of SMP services in the state of Minas Gerais from Vivo Participações to Vivo.

As a result of this name change, the ticker symbols for our shares were also changed as of October 6, 2011 (inclusive), from TLPP3, for the common shares, and TLPP4, for the preferred shares, to VIVT3 and VIVT4, respectively, with the subsequent change of our trading name to TELEF BRAZIL. Our ticker symbol for the ADRs on the NYSE was changed to VIV, from TSP.

Telefónica and Telecom Italia Agreement

The Italian company TELCO S.p.A. has a 22.4% interest with voting rights in Telecom Italia, and is its major shareholder.  Telecom Italia holds an indirect interest in TIM Participações S.A., or TIM, a Brazilian telecommunications company. None of Telefónica, Telefônica Brasil or any other affiliate of Telefónica is involved with or has decision-making powers over TIM’s operations in Brazil, although Telefónica does hold an indirect interest with respect to TIM’s operations in Brazil. They are also legally and contractually forbidden from exercising any voting rights in TIM’s operations in Brazil. TIM and Telefônica Brasil compete in all markets in which they operate in Brazil and maintain usual and customary contractual relations with one another as well as with the other players in the telecommunications industry (many of which are regulated and reviewed by ANATEL), and notice is given to ANATEL and CADE, when required, concerning the commitments assumed pursuant to these contracts so as to ensure total independence of their operations.

On September 24, 2013, Telefónica entered into a shareholders’ agreement with the other shareholders of TELCO S.p.A. whereby Telefónica subscribed and paid for shares (without voting rights) of TELCO S.p.A. in the amount of €324 million. As a result of this capital increase, the share capital of Telefónica with voting rights in TELCO S.p.A. remained unchanged at 46.18%, although its ownership interest increased to 66%. Thus, the governance of TELCO S.p.A., as well as the obligations of Telefónica to abstain from participating in or influencing the decisions that impact the industries where they both operate, remained unchanged.

On January 1, 2014, Italian shareholders of TELCO S.p.A. granted Telefónica an option to purchase all of their shares in TELCO S.p.A. The ability to exercise this call option is subject to approvals from the applicable antitrust authorities and telecommunications regulatory agencies as applicable (including in Brazil and Argentina). The call option has been available since January 1, 2014 and will remain available as long as the shareholders’ agreement mentioned above remains in effect, except (i) during the period between January 15 and February 15, 2015 and (ii) during certain periods in the event that the Italian shareholders of TELCO S.p.A. request TELCO S.p.A.’s spin-off.

On December 4, 2013, CADE announced its decision to approve, subject to the limitations described below, the acquisition, by Telefónica, of the total interest held by Portugal Telecom in Brasilcel, which previously controlled Vivo Participações. The transaction had previously been approved by ANATEL and its completion (requiring no prior approval from CADE at the time) and took place immediately after approval from ANATEL, on September 27, 2010.  Pursuant to CADE’s decision of December 4, 2013, we are required to (1) obtain a new shareholder and share control over Vivo Participações with Telefónica, under the same conditions applied to Portugal Telecom when it held an interest in Brasilcel or (2) Telefónica shall cease to have, either directly or indirectly, an equity interest in TIM.

Additionally, on December 4, 2013, CADE announced its decision to impose a R$15 million fine on Telefónica for violating the intent and purpose of the agreement executed by and between Telefónica and CADE (as a requirement to approve the initial purchase transaction of Telecom Italia in 2007), due to the subscription and payment, by Telefónica, of non-voting shares of TELCO S.p.A. in the context of its recent capital increase. This decision also requires Telefónica to dispose of its non-voting shares held in TELCO S.p.A. The deadlines for compliance with the conditions and obligations imposed by CADE in both decisions were classified as confidential by CADE.

In order to strengthen its firm commitment to the obligations previously assumed by Telefónica to not interfere with decisions that affect Telecom Italia and, consequently, TIM Brasil, Telecom Italia’s business in Brazil, Telefónica pointed out, in a material communication, that Mr. César Alierta Izuel and Mr. Julio Linares López had decided to resign with immediate effect, from the position of Directors at Telecom Italia. Additionally, Mr. Julio Linares López decided to resign, with immediate effect, from his position on the list presented by TELCO S.p.A. for potential reelection to the board of directors of Telecom Italia.

Likewise, Telefónica, notwithstanding the rights defined in the TELCO S.p.A. shareholders’ agreement, stated in a material communication that it decided not to exercise its right to appoint or nominate directors of Telecom Italia.

On June 16, 2014, TELCO, S.p.A.’s Italian shareholders exercised their right to a spin-off, in accordance with the shareholders’ agreement.  The implementation of the spin-off was approved by the shareholders on July 9, 2014 and is subject to approval from ANATEL and CADE.  When approved by ANATEL and CADE, the spin-off will consist of the shares held by Telecom Italia being spun-off to four new companies, each of which will be wholly owned by one of TELCO, S.p.A.’s shareholders and each of which will hold shares of Telecom Italia, S.p.A. proportional to their holding in TELCO, S.p.A.

As a result of the spin-off, Telefónica S.A. will indirectly hold 14.77% of Telecom Italia S.p.A. of which 8.3% will be exchanged with Vivendi as consideration in the GVT acquisition and 6.47% will be tied to debentures issued by Telefónica S.A. in July 2014 convertible into shares of Telecom Italia upon maturity.

On December 22, 2014, ANATEL authorized the spin-off of TELCO, S.p.A. conditional on the suspension of all control rights of Telefónica S.A. in Telecom Italia, S.p.A. and its subsidiaries.  In addition, ANATEL required that the subsequent swap transaction which contemplates that Vivendi will exchange its voting stake in Telefônica Brasil for a corresponding amount of ordinary shares of Telecom Italia (currently held by Telefónica) be subject to a distinct and specific approval process. Such additional approval request was filed on December 30, 2014 and approval is still pending.

Restructuring Involving the Subsidiaries of Telefônica Brasil

On March 15, 2012, our board of directors approved a corporate restructuring of our wholly owned subsidiaries to align the services provided by each such subsidiary and to concentrate all telecommunication services in one company. The restructuring was finalized on July 1, 2013.

The restructuring was implemented by means of a spin-off and mergers involving only our wholly owned subsidiaries, A. TELECOM S.A., or A. TELECOM, Telefonica Data S.A., or TData, Telefônica Sistema de Televisão S.A. and Vivo. The mergers did not result in an increase in our capital stock or in the issuance of new shares by us, and the corporate restructuring did not give rise to a change in the equity interests held by our shareholders. As a result of the restructuring, value added services and innovative services provided by several wholly owned subsidiaries of the company were consolidated under TData and other telecommunications services were consolidated under Telefônica Brasil, which, as a final step to the corporate restructuring, merged these subsidiaries.

Since the completion of the merger, all services which are exclusively telecommunications services have been provided by us, Telefônica Brasil. Other services, including value added services, have been performed by our wholly owned subsidiary, TData. We were required to separate our services into separate companies because the telecommunications laws in Brazil and our concession agreement require that we only perform telecommunications services. ANATEL approved the corporate restructuring in May 2013.

Acquisition of GVT

On September 18, 2014, we entered into a stock purchase agreement with Vivendi and certain of its controlled companies, or collectively, Vivendi, and with GVTPar, Telefónica, S.A. and Operating GVT, pursuant to which we agreed to purchase all of the shares of GVTPar, the controlling shareholder of Operating GVT. This acquisition was approved by our board of directors on September 18, 2014.

As consideration for the acquisition, we agreed to pay a portion of the price in cash and a portion in kind, in the form of our common and preferred shares, as follows: (1) €4,663,000,000 to be paid in cash on the closing date, as adjusted pursuant to the stock purchase agreement, and (2) our common and preferred shares amounting to 12% of our total share capital following the capital increase contemplated in the stock purchase agreement and the merger of shares of GVTPar, which must be in the same proportion as our existing common shares and preferred shares. The total consideration will be paid after the conclusion of (A) a capital increase, the proceeds of which are expected to be used to pay the cash consideration described in (1) above, and (B) the merger of shares of GVTPar into us. Immediately following Vivendi S.A.’s receipt of the stock consideration, Vivendi S.A. will swap 12% of our outstanding ordinary shares and 0.72% of our outstanding preferred shares for shares of Telecom Italia S.p.A. that are indirectly held by Telefónica representing 8.3% of the voting capital stock of Telecom Italia S.p.A. that are indirectly held by Telefónica.

In connection with the acquisition, the holders of our common shares and preferred shares (but not our ADSs) will be granted withdrawal rights. The amount per share to be paid as a result of the withdrawal rights will be determined at the shareholders’ meeting that approves the GVT acquisition and the offering, which is expected to occur by mid-2015.

According to Brazilian Law, the transaction must be approved by both ANATEL and CADE. On December 22, 2014, ANATEL approved the transaction and imposed certain obligations, which include (1) the maintenance of current GVT services and plans within the same geographic scope in which GVT operates today, requiring, in addition, that the successor company expand its operations to at least ten new municipalities within three years beginning on January 26, 2015; and (2) the waiver of the FSTS license held by GVT within 18 months of ANATEL’s decisions, because regulations establish that the same economic group cannot hold more than one FSTS license in the same geographic area. We understand that obligations imposed do not compromise the terms of the GVT acquisition or its value. In addition, ANATEL required that the subsequent swap transaction which contemplates that Vivendi will exchange a portion of its voting stake in Telefônica Brasil for part of Telefónica S.A.’s indirect stake in Telecom Italia be subject to a distinct and specific approval process. Such additional approval request was filed on December 30, 2014 and approval is still pending. In addition, the transaction remains subject to CADE’s approval, which we requested on November 17, 2014.

On February 13, 2015, CADE’s superintendent board recommended the approval of the transaction on the basis of certain confidential commitments offered by us and Vivendi S.A. The commitments include the execution of two merger control agreements: the first between CADE and us and the second between CADE and Vivendi S.A. The GVT acquisition is under the review of CADE’s administrative tribunal, which will issue a final decision.

For a description of GVT’s business, see “—B. Business Overview—GVT’s Business Activities.”

Capital Expenditures

Year Ended December 31, 2014

In 2014, we invested R$9,140.4 million, a 52% increase over the amount we invested in 2013, primarily due to the cost of acquiring the new 700MHz frequency spectrum, in an amount of R$2,770 million; however, we also increased the capital expenditures for projects (14% in capital expenditures, excluding licenses). Investments in projects are strongly focused on network (which accounted for 87% of investments in 2014, excluding licenses) and include expenditures on items such as radio access network (Node-Bs, eNode-Bs and WCDMA carriers), transmission backhaul and backbone, FTTH and copper network.  The investments help sustain our commercial and revenue growth while maintaining the quality of the services provided and are also designed to prepare us for medium-term growth.

To meet the needs of an increasingly data driven and connected society, significant investments were made to support the strong growth of data usage in our residential fiber, mobile 3G/4G and dedicated corporate networks. We continue to invest in expanding our national data transmission backbone to meet the increase in mobile data traffic throughout Brazil.

The following table sets forth our capital expenditures for each year in the three-year period ended December 31, 2014.

	Year ended December 31,
Telefônica Brasil	2014	2013	2012
	(in millions of reais)
Network	5,517.0	4,683.3	3,845.8
Technology / Information Systems	590.4	569.5	562.3
Others(1)	3,033.0	780.5	1,709.0
Total capital expenditures	9,140.4	6,033.3	6,117.1

(1)
Consists primarily of free handset sales made to corporate customers for the length of their contracts, furniture and fixtures, office equipment and store layouts and an amount of R$2,770 million in 2014 related to the acquisition of the new 700MHz frequency spectrum, R$451 million in 2013 related to the upgrade of the 1,900 MHz frequency for 3G usage, R$1,050 million in 2012 related to acquisition of the new 2.500MHz/450MHz frequency spectrum and other costs of licenses.

Year Ended December 31, 2013

In 2013, we invested R$6,033.3 million, a similar amount to what was invested in 2012. However we increased the capital expenditures for projects and decreased our expenditures for spectrum licenses compared to 2012.  Investments in projects in 2013 were strongly focused on network (which accounted for 84% of investments in 2013, excluding licenses) and helped sustain our commercial and revenue growth while maintaining the quality of the services provided.

Year Ended December 31, 2012

In 2012, we invested R$6,117.1 million, mainly in network-related investments to assure quality and increase our capacity to support growth in mobile data and voice and expand fiber services.  The investments in mobile and fixed line networks and expanding our client base represented 87% of the total amount invested by us in 2012 (excluding the purchase of new licenses).

B.	Business Overview

We are the leading mobile telecommunications company in Brazil (28.5% market share as of December 31, 2014, based on accesses), with a particularly strong position in postpaid mobile services (41.8% market share as of December 31, 2014, based on accesses). We are also the leading fixed telecommunications company in the state of São Paulo where we began our business as a fixed telephone service provider pursuant to our concession agreement. In the same period, we reached almost 60% of market share in ultra-fast broadband accesses with speeds higher than 34 Mbps in the state of São Paulo.

According to ANATEL’s customer service performance index, we are and have been the highest-quality mobile operator in Brazil. Our Vivo brand, under which we market our mobile services, is among the most recognized brands in Brazil. The quality of our services and strength of our brand recognition enable us to, on average, achieve higher prices relative to our competition and, as a result, generally earn higher margins. As of December 31, 2014, our average revenue per mobile user, or ARPU, of R$23.7 represented a significant premium relative to the market average of R$16.8. In 2014, we captured 56.3% of the net additions of 8.3 million in the postpaid mobile segment. We offer our clients a complete portfolio of products, including mobile and fixed voice, mobile data, fixed broadband, ultra-fast broadband, or UBB (based on our Fiber to the Home infrastructure, or FTTH), Pay TV, information technology and digital services (such as e-health, cloud and financial services). We also have the most extensive distribution network among our competitors, with more than 300 of our own stores and approximately 1,800 physical distribution points of sale where our clients can obtain certain services, such as purchasing credit for prepaid phones.

We seek to continue to increase our operating margins by focusing on developing and growing our product offerings so that they comprise an integrated portfolio of higher-margin services. As part of this strategy, we are in the process of acquiring GVT, a high-growth telecommunications company in Brazil that offers high-speed broadband, fixed telephone and Pay TV services to high income customers across its target market, primarily located outside the state of São Paulo.

Our Operations and Services

Our operations consist of:

·	local and long distance fixed telephone services;

·	mobile services, including value-added services;

·	data services, including broadband services and mobile data services;

·	Pay TV services through DTH (a satellite technology), IPTV and cable;

·	network services, including rental of facilities, as well as other services;

·	wholesale services, including interconnection;

·	digital services;

·	services designed specifically for corporate customers;

·	the sale of wireless devices and accessories.

Fixed Voice Services

Our fixed line services portfolio includes local, domestic long-distance and international long-distance calls provided both on the public and private regime.

Local Service

Fixed local services include activation, monthly subscription, public telephones and measured services. Measured services include all calls that originate and terminate within the same area code within our concession region, which we refer to as local calls.

Intraregional, Interregional and International Long-Distance Services

Intraregional long-distance services consist of all calls that originate in one local area or municipality and terminate in another local area or municipality within our concession region. Interregional long-distance services consist of state-to-state calls within Brazil and international long-distance services consist of calls between a phone line in Brazil and a phone line outside Brazil. We were the first telecommunications company to be granted the authorization to develop local, intraregional, interregional and international services throughout Brazil, including outside our concession area.

Mobile Services (including Value Added Services)

According to data regarding market share published by ANATEL, we are among the leading providers of mobile telecommunications services in Brazil.

Our mobile portfolio includes voice and broadband internet access through WAP protocol, 3G and 4G as well as value-added services, including voice mail, voice mail translation in speech-to-text (“Vivo Torpedo Recado”), caller identification, voice minutes in unlimited bundles to other mobile phones of postpaid customers, ring tones (“Vivo Som de Chamada”), and innovative services such as multi-media backup, cloud based services to save texts (“Vivo Torpedo Center”) and our “MultiVivo” services, which allow the customer to share a 3G, 3G Plus and 4G connection with up to five mobile devices. All these services can be bought directly by the client at Vivo Service Stores (“Lojas de Serviços Vivo”).

We also offer wireless roaming services through agreements with local mobile service providers throughout Brazil and other countries, allowing our subscribers to make and receive calls while outside of our concession areas.  We provide reciprocal roaming rights to the customers of the mobile service providers with which we have such agreements.

Data Services

We provide fixed broadband through xDSL technologies, coaxial cable and FTTH.  Under the brand Vivo Internet Fixa we offer internet with speeds ranging from 1Mbps to 10Mbps and under the brand Vivo Internet Fibra we offer the Ultra Broadband service with speeds of 50, 100 and 200Mbps.

In 2014, we covered 100% of the municipalities in our concession area in the state of São Paulo, reaching more than 3.9 million fixed broadband customers, and we expanded our fiber network in São Paulo to reach four million homes in 36 cities.

In 2010, we began offering the “Banda Larga Popular,” an initiative of the government of the state of São Paulo to provide broadband at affordable prices to the low-income population. This product currently has a top speed of 2Mbps.

In mobile broadband, we offer the HSPA+ technology, commercially known as 3G Plus. This technology is already being offered in 100% of our WCDMA coverage, allowing customers with compatible terminals to reach up to three times the speed of traditional 3G. We also offer the LTE system in a new spectrum (2.6 Ghz). Initially we covered the host and sub-host cities of the 2013 FIFA Confederations Cup and 2014 FIFA World Cup, in compliance with the schedule established by ANATEL, and subsequently expanded the coverage to other locations pursuant to the criteria established by ANATEL. By the end of 2014, 140 municipalities relied on our 4G coverage, including primarily the state capital cities, the Federal District and cities with a population of more than 500,000 inhabitants.

Wireless Internet (SMP)

We use a variety of technologies to provide wireless internet services to our customers.  Our 3G network is currently available nationwide.  In addition, we provide 3G Plus technology to customers with compatible handsets, offering higher speeds and transmission rates than the traditional 3G network.  We also provide LTE or 4G technology, which as of December 31, 2014 was available in 140 municipalities, reaching 40.6% of Brazil’s population. As of December 31, 2014, our 3G network was available in 3,245 municipalities, reaching 87.18% of Brazil’s population, and our 2G network was available in 3,758 municipalities, reaching 91.1% of Brazil’s population.

Pay TV Services

We began offering subscription-based television, or “Pay TV,” services via DTH (“direct to home,” a special type of service that uses satellites for the direct distribution of television and audio signals to subscribers) on August 12, 2007. We currently provide Pay TV services by means of DTH and IPTV (a type of service that offers video broadcast through the use of IP protocol) technologies and as of December 31, 2014, had 771,000 Pay TV customers, including 95,000 IPTV customers. We currently offer DTH to the entire state of São Paulo and offer IPTV and cable in the metropolitan area of the city of São Paulo.

Network Services

Our network management technology ensures comprehensive management and supervision of all our network processes and network performance for our wholesale clients. Our network management centers are located in São Paulo, Brasilia and Minas Gerais. These centers monitor all regions of the country, but each has a different function.

The network management center in São Paulo monitors the critical network operational parameters of the countrywide transmission backbone, IP networks and broadband networks. The network management center in Brasília monitors the critical operational parameters of core networks and services platforms. The network management center in Minas Gerais monitors the critical operational parameters of the radio access network and infrastructure. These centers are able to identify abnormalities in both our network and in third-party networks, using failure and signaling monitoring systems. In addition, quality and service standards are constantly monitored. The network management centers are integrated with maintenance and operations teams that maintain and operate cellular network elements, as well as cellular infrastructure and transmission, in addition to the radio network elements and computing bases, service platforms and communications backbones.

Our network provides for continuity of service to our customers in the event of network interruptions. We have developed contingency plans for potential catastrophes in our switchboard centers, power supply interruptions and security breaches.

We continuously aim to consolidate our network and increase its offerings, to deliver the best possible service to our customers and to meet their expectations.  Some of the improvements we have made in recent years include advancements in the migration of time-division multiplex switches to next generation network switches, which offer new digital services to our clients and reduce our maintenance costs.  Such improvements reach 43.3% of fixed traffic, modernization of switches and adaptation of the infrastructure of datacenters, including improvements in levels of security, power supply, battery and air conditioning infrastructure. The most significant implementation of technology has been a project to exchange optical cabinets, used for offering voice and data services without broadband internet, for Multi-Service Access Nodes, which allows us to offer broadband service to a large number of clients who did not previously have this service.

The fixed-wireless services, or FWT, is a fixed voice service provided using mobile infrastructure. It is aimed at lower income customers mainly outside São Paulo. It grew more than 87% in 2014.

Network and Facilities

We provide industrial exploration of dedicated lines (Exploração Industrial de Linha Dedicada), or EILD, pursuant to our concession agreement and our authorization agreements. The EILD consists of the rental of dedicated circuits and clear channel protocols for the provision of services to third parties.

The EILD are used to meet the demands of other carriers. The circuits are requested with different service level agreements, and we are required to provide the facilities with contingency routes, sites and equipment to improve the service against points of failure. In 2015 we expect to meet demand for more than 10,000 circuits of 2Mbps EILD, totaling 38Gbps of bandwidth.

Our network consists of an access layer that connects our clients through our metal or optical networks, which are connected to voice and data centers. These centers are interconnected locally or remotely through transmission equipment connected predominantly with fiber optics and occasionally through a microwave network, which together form a network layer that enables connectivity between the various central aggregate service platforms as well as interconnection with other carriers. Our network strategy is based on the expansion of the fiber optic access network to allow greater coverage and broadband services for our customers, as well as to develop an integrated multiservice network and multimedia applications. As a telecommunication service provider, we do not manufacture equipment for the construction of our networks and facilities. We buy the equipment from qualified suppliers in Brazil and abroad and through this equipment we implement our networks and facilities through which we supply our services.

Wholesale Services (including Interconnection)

We have continuously adapted and expanded our network topology aiming to develop new business opportunities throughout Brazil by offering services to other telecommunications companies. The result has been a significant increase in the number of providers that use our wholesale services.

As part of our wholesale services, we provide interconnection services to users of other network providers.  We earn revenue from any call that originates from another mobile or fixed-line service provider network connecting to one of our customers.  We charge the service provider from whose network the call originates an interconnection fee for every minute that our network is used in connection with the call. See “—Operating Agreements—Interconnection Agreements.”

At the end of 2014, we had 233 local and long-distance interconnection agreements and 106 agreements for provision of local traffic and long-distance.

The interconnection is a link between compatible telecommunications networks which permits that a fixed or mobile service user of one network can adequately communicate with the users of a network from another provider.

All providers of telecommunication services (fixed or mobile) are required to provide interconnection upon request to any other telecommunication collective service provider. The conditions for interconnection agreements may be freely negotiated among the parties. The agreements are required to be formalized by contract, whose effectiveness depends on ANATEL’s approval. If any given agreement is contrary to the principles of free competition or conflicts with other regulations, ANATEL may reject it. If the parties cannot reach an agreement on the terms of interconnection, including the interconnection fee, ANATEL may determine those terms and conditions by arbitration.

Digital Services

We have made strides in 2014 in the process of becoming a digital telecommunications company in areas such as financial services, machine-to-machine operations, e-health solutions, safety, video and advertising.  In the e-health area, for example, we have over 2.5 million clients as well as a wide portfolio of products directed towards the B2C segment. With these new developments, we aim to democratize access to health services and ensure quality and innovation levels in self-service related to healthcare.

Corporate

We offer our corporate clients comprehensive telecommunications solutions and IT support designed to address specific needs and requirements of companies operating in all types of industries (retail, manufacturing, services, financial institutions, government, etc.).

Our clients are assisted by our highly qualified professionals who are capable of meeting the specific needs of each company with voice, data, broadband and computer services solutions, including hardware and software (for example, anti-virus software). We work to consistently achieve greater quality and efficiency in our services and increase our level of competitiveness in the market.

Sale of Devices and Accessories

In addition, we sell handsets and accessories at our physical stores, to customers who purchase our digital services. We sell only GSM and WCDMA devices such as handsets, smartphones, broadband USB modems and devices that are certified to be compatible with our network and service. We have special offers on smartphones, USB modems and other data devices for customers of bundled packages. Our current device suppliers are Motorola, LG, Samsung, Nokia, Sony, Alcatel, ZTE, Apple, BlackBerry and Huawei.

GVT’s Business Activities

GVT is a high-growth Brazilian telecommunications company that offers high-speed broadband, fixed telephone and Pay-TV services to high income customers across its target market. GVT began operating as an alternative operator, which functions similarly to a competitive local exchange carrier in the United States, to the local incumbent in Region II (Center and Southeast Brazil) in late 2000, initially servicing 24 cities. Since 2006, GVT has held licenses to operate all types of fixed-line telecommunications services throughout Brazil. As of December 31, 2014, GVT operated in 156 Brazilian cities and in 21 Brazilian states as well as in the Federal District. GVT has historically pursued its growth strategy by expanding its network coverage in cities in which it is already present and expanding its territorial reach to additional key markets located outside Region II, aiming to build a national presence across targeted markets throughout Brazil. In 2013, GVT launched operations in 14 cities in five states having almost 16 million inhabitants. GVT also began serving the São Paulo retail market, which is the largest such market in Brazil.  In 2014, GVT launched operations in six additional cities across three states, including Araraquara in São Paulo, the first GVT city with 100% of its network based on Gigabit Passive Optical Network, or GPON.

GVT is one of the leading players in high-speed broadband in Brazil and is the leading high-speed broadband provider in 91% of the cities in which it is present, reaching 10.7 million homes in 156 cities. It has a dense and high quality strong transmission backhaul in key regions of Brazil such as the South, Southeast, Center West and a large part of the Northeast with over 33,000 kilometers of fiber deployed as of December 31, 2014. GVT’s last mile architecture is based on FTTC (Fiber to the Cabinet) technology, with broadband commercial speeds of up to 150 mbps. Leveraging its high quality offerings and competitive pricing, GVT successfully captured nearly 67% of broadband net additions of high-speed broadband in the segment between 12 Mbps and 34 Mbps in 2014.  GVT provides services that are complementary to our own, with limited overlap with the services we provide. Such complementary services include fiber broadband to locations in the state of São Paulo (outside of the city of São Paulo, where we already have a large presence) and nationwide. GVT has more than 2.9 million high-speed broadband clients, of which almost 91% are located outside the state of São Paulo.

GVT offers innovative bundles combining high quality and performance at competitive prices for all market sectors (retail, small to medium enterprises and corporate). GVT has delivered broadband speeds to the retail market with differentiated value-added services such as Freedom (an application that simulates a fixed telephone call on a smartphone) and GVT Music and an innovative Pay TV service that is integrated with its other services since the end of 2011. In the first quarter of 2013, GVT improved its broadband portfolio by offering a service speed of 25 Mbps and by increasing the highest available speed to up to 150 Mbps. These new speeds are available with “Power Combo GVT,” a “triple-play offer” of products combining broadband internet, Pay TV and fixed-line telephone.  In 2014, GVT increased the GPON technology penetration in the network architecture, preparing the infrastructure for the next generation of broadband that will allow speeds of up to 500 Mbps. This triple-play offer addresses customers’ desire for constant connectivity with quick access to internet content across devices (such as personal computers, tablet computers, smartphones and TVs). In 2013, triple-play bundles accounted for approximately 37% of sales. By year-end 2014, Pay TV achieved a 29% penetration rate across GVT’s broadband customer base. We believe GVT offers a differentiated value proposition for its Pay TV customers given the leading combination of standard channel line-ups with interactive services like Video on Demand, or VoD. GVT’s platform also combines pure direct to the home, or DTH products, and hybrid ones that combine DTH and internet protocol, including internet protocol television, or IPTV, creating superior overall quality and perceived value.

The quality of GVT’s services is superior to that of its main competitors in terms of upload and download speeds. GVT boasts the latest technology broadband networks with an average speed of 13 Mbps, which is three times faster than the average speeds of its competitors. As a result of its quality and performance leadership, GVT has a 63% market share of all lines with speeds between 12 Mbps and 34 Mbps with leadership in new additions of 67% in 2014, boasting a 63% share in the main cities where it operates, which include Brasilia, Curitiba, Fortaleza, Goiânia and Salvador, which is almost three times higher than its principal competitor.

As part of its strategy to achieve market-leading ARPU, GVT has historically focused its operations and growth in cities that have higher average GDP per capita. Given that GVT is a relatively new entrant to the market and operates under authorization agreements, and is not subject to the requirements of concession contracts, it has been able to selectively enter markets that offer higher profit and return potential rather than restrict its operations to specific markets bound by concession agreements. As a result of this flexibility and GVT’s ability to selectively invest in targeted markets, 56% of the cities in which GVT operates have a higher average GDP per capita than the average of cities where its competitors operate.

Rates, Taxes and Billing

Rates

We generate revenue from (i) activation and monthly subscription charges, (ii) usage charges, which include measured service charges, (iii) interconnection fees that we charge to other telecommunications service providers, and (iv) other additional services. Rates for all telecommunications services are subject to extensive regulation by ANATEL. We set forth below the different methods used for calculating our rates.

Local Rates

Our concession agreement sets forth three mandatory plans for local fixed service, and allows us to design alternative pricing plans. Customers have a choice among three plans that we are required to offer or any other alternative plan that we may choose to offer. ANATEL must be informed of any alternative plan and notified of its implementation. The three main mandatory plans are:

·	Local Basic Plan: for clients that make mostly short-duration calls (up to three minutes), during regular hours;

·
Mandatory Alternative Service Plan (Plano Alternativo de Serviços de Oferta Obrigatória or PASOO): for clients that make mostly long-duration calls (above three minutes), during regular hours and/or that use the line for dial-up service to the internet; and

·	Individual Special Class Access (Acesso Individual Class Especial or AICE): a plan created specifically for families enrolled in the Brazilian government’s social program.

The following table outlines the basic billing requirements and gross rates for the Local Basic Plan and the Mandatory Alternative Plan as of the date of this annual report:

Characteristics of Plan	Local Basic Plan	Mandatory Alternative Service Plan
Monthly Basic Assignment
Allowance (minutes included in the residential assignment)	200 minutes	400 minutes
Commercial Assignment Allowance (minutes included in the commercial assignment)	150 minutes	360 minutes
Local Call Charges
Regular Hours
Completing the call (minutes deducted from the allotment)	–	4 minutes
Completing the call after the terms of the allotment Sector 31	–	R$0.16176
Local Minutes–charges in excess use of the allotment Sector 31	R$0.10549	R$0.04018
Minimum time billing	30 seconds	–
Reduced Hours
Charge per answered call (minutes deducted from allotment)	2 minutes	4 minutes
Charge per answered call after the allotted duration Sector 31	R$0.21101	R$0.16176

As of the date of this annual report, the subscription to the AICE plan costs R$9.85 (excluding taxes) and allows for 90 minutes of local fixed-line calls per month. Any additional fixed or mobile calls may be made only if the customer purchases prepaid credits. The prices of mobile and long-distance calls are determined pursuant to a standard plan.

We may offer alternative plans with any pricing structure. However, we must notify ANATEL of any alternative plan before the publication and implementation of any such plan.

Our concession agreement also sets forth criteria for annual fee adjustments for all of our plans for local fixed service. We derive a substantial portion of our revenue from services subject to this price adjustment. The method of price adjustment is an annual price index correction applied by ANATEL to our local and long-distance fees that reflects the inflation index for the period and a productivity factor, which is calculated based on a compensation index established by ANATEL to share earnings from fixed charge services with their users. Currently, the inflation index used by ANATEL is the IST, which reflects variations in telecommunications companies’ costs and expenses. ANATEL has consistently complied with the fee range set by the concession agreements.

Long-Distance Rates

Rates for domestic long-distance calls are computed on the basis of the time of day, day of the week, duration and distance of the call, and also may vary depending on whether special services, including operator assistance, are used. We have several options of domestic long-distance calling plans for consumers using our carrier dial code, or Code 15.  Customers of any local and long-distance operator may use Code 15 when dialing long-distance and will benefit from our rates.  To readjust the long-distance local rates, ANATEL applies an annual price index correction that reflects inflation.

We also offer international long-distance rates, which are also available to all users using Code 15. International long-distance call charges are computed on the basis of the time of day, day of the week, duration and destination of the call, and also may vary depending on whether special services are used or not, including operator assistance. Our rates for international services are not subject to regulation and are not required to follow the annual rate adjustment described above for other services. Therefore, we are free to negotiate our fees for international calls based on the international telecommunications market, where our main competitor is Embratel.

We have developed alternative rate plans for our residential and corporate customers with respect to long-distance calls.

Mobile Services Rates

With respect to our Local Basic Plan, as described above, and certain roaming charges incurred in connection with alternative service plans, our authorizations provide for a mechanism to set and adjust rates on an annual basis. The maximum rate is calculated as the current rate plus the rate of inflation. The maximum rate is revised annually and the rate of inflation is measured by the IGP-DI index.  The maximum rate is applicable to all service plans; however, mobile operators are able to freely set the maximum rates for alternative service plans (other than with respect to certain roaming charges).

The initial price cap agreed by ANATEL and us in our authorizations was based on the previously existing or bidding prices, and has been adjusted annually on the basis of a formula contained in our authorizations. The latest price adjustment of the Local Basic Plan took place in November 2014 and averaged a 5.04% increase throughout the different states in Brazil.

Other telecommunications companies that interconnect with and use our network must pay certain fees, primarily an interconnection fee. The interconnection fee is a flat fee charged per minute of use that directly affects the mobile services rates. Since 2005, ANATEL has permitted free negotiations for mobile interconnection fees, or MTR.

In December 2013, ANATEL established the reference values for MTR for 2014 and 2015. In July 2014, ANATEL established values for the years 2016, 2017, 2018 and 2019, based on cost model. The table below shows the ranges for these reference values:

Year	Reduction in %	MTR in reais
2014	25	0.22164 – 0.25126
2015	33	0.14776 – 0.16751
2016	37	0.09317 – 0.11218
2017	47	0.04928 – 0.06816
2018	47	0.02606 – 0.04141
2019	50	0.01379 – 0.02517

Interconnection Fees

We are paid interconnection fees by any fixed-line or mobile service provider that either originates or terminates a call within our network. We also pay interconnection fees to other service providers when we use their network to place or receive a call. The interconnection agreements are freely negotiated among the service providers, subject to a price cap and in compliance with the regulations established by ANATEL, which includes not only the interconnection basic costs including commercial, technical and legal aspects, but also the traffic capacity and interconnection infrastructure that must be made available to requesting parties. If a service provider offers to any party an interconnection fee below the price cap, it must offer the same fee to any other requesting party on a non-discriminatory basis. If the parties cannot reach an agreement on the terms of interconnection, including the interconnection fee, ANATEL can establish the terms of the interconnection. For additional information about interconnection fees, see “—Regulation of the Brazilian Telecommunications Industry—Obligations of Telecommunications Companies—Interconnection.”

Data Services Rates

We receive revenue from charges for data transmission, which includes our fixed broadband, dedicated analog and digital lines for privately leased circuits to corporations and others services. Data transmission rates are not regulated by ANATEL, except for EILD. Multimedia services operators are able to freely set the rates for alternative service plans.

TV Rates

Pay TV rates are not regulated. Multimedia services operators are able to freely set the rates for alternative service plans.

Taxes

The cost of telecommunications services to each customer includes a variety of taxes. The main tax is a state value-added tax, the Imposto sobre Circulação de Mercadorias e Serviços, or ICMS, which the Brazilian states impose at rates ranging from 7% to 35% on certain revenues from the sale of goods and services, including telecommunication services.

Other taxes include: (1) Federal Social Contributions (Contribuição para o Programa de Integração Social), or PIS, and Social Security Financing Contributions (Contribuição para o Financiamento da Seguridade Social), or COFINS; (2) Fund for Universal Access to Telecommunications Services (Fundo de Universalização dos Serviços de Telecomunicações), or FUST; (3) the Telecommunications Technological Development Fund (Fundo para o Desenvolvimento Tecnológico das Telecomunicações), or FUNTTEL; and (4) Fund for Telecommunications Regulation (Fundo de Fiscalização das Telecomuinicações), or FISTEL.

Billing

We send each contract customer a monthly bill covering all of the services provided during the previous monthly period. Pursuant to Brazilian law, telephone service providers are required to offer their customers the choice of at least six different monthly payment dates.

We have a billing and collection system with respect to local, national and international long-distance voice, subscriptions, broadband, data, IT services, outsourcing, television and third-party services. For invoice payments, we have agreements with various banks.  These agreements include options for customers to select their preferred payment type: direct debit, payment to a bank, Internet and other collection agencies (including lottery-playing facilities, drugstores and supermarkets). We aim to avoid losses in the implementation of new processes and the roll-out of new products through the monitoring of billing, collection and recovery controls. The billing process is audited by the Brazilian Association of Technical Standards (Associação Brasileira de Normas Técnicas), or ABNT. These practices are closely monitored by our revenue assurance team, which measures every risk of revenue loss detected along the billing and collection chain. These risks are managed to minimize revenue losses.

Co-billing

In accordance with Brazilian telecommunications regulations, we use a billing method called “co-billing” for both fixed and mobile services. This method allows billing from other phone service providers to be included within our own invoice. Our customers can receive and subsequently pay all of their bills (including the fees for the use of services of another telephone service provider) on our invoice. To allow for this method of billing, we provide billing and collection services to other phone service companies. We have co-billing agreements with national and international long-distance phone service providers. Similarly, we use the same method of co-billing to bill our services to customers of other fixed and mobile providers. This service is charged to the long-distance operator, by means of a call record described in the invoice.

For customers who use our long-distance services through operators that have no joint billing agreement with us, we use direct billing through the national registry of clients.

Value Added Services

Value added services such as entertainment, information and online interactivity services are available to mobile prepaid as well as postpaid customers through agreements with content suppliers. These agreements are based on a revenue-sharing model.

Third-party Services

We incorporate third party services in our billing, collection and transfer process.  These services are later passed on to the third party contractor.

Collection

Our collection policies with respect to customers in default follow ANATEL regulations, as well as those of Serviços de Telecomunicações, or RACO, and the Foundation for Consumer Protection and Defense (Fundação de Proteção e Defesa do Consumidor), or PROCON. For mobile and fixed customers, as a general rule, if payment is more than 30 days overdue, service can be partially suspended by blocking out-going calls that generate costs to the customer. If payment is more than 30 days overdue after this partial suspension, the service can be fully suspended, disabling all services (out-going and incoming calls), until payment is received. We offer an installment payment plan for clients with overdue balances. However, if accounts are not paid after 30 days following the total suspension, the contract can be cancelled and reported to credit protection agencies.

For Pay TV customers, as a general rule, if payment is overdue, service can be fully suspended 15 days after the customer is notified of the overdue invoice. If payment is more than 15 days overdue, after this initial suspension, service can be cancelled and reported to credit protection agencies.

The collection process for customers in default involves several steps, from an internal interactive voice response, SMS contact, email contact, direct customer interaction (telephone contact), followed by a late payment notice, and finally reporting customer information to an external credit bureau. Customer risk profile, overdue debt and other quality issues are used to increase strategy efficiency and maximize debt recovery efforts. Amounts overdue by over 105 days, except for accounts receivables from interconnection fees and government and corporate customers (there is a specific rule for those exceptions), are considered provisions for doubtful accounts. Write-offs are made in accordance with Brazilian regulations, which permits a bad debt write-off for late payments of zero to R$5,000 if they are over 180 days late or R$5,001 to R$30,000 if they are over 365 days late. Write-offs of late payments of over R$30,001 that are open for more than 365 days require the commencement of a lawsuit.

In the year ended December 31, 2014, the monthly average of partial suspensions, for mobile and fixed services, was 2.5 million lines and the monthly average of total suspensions was 519,000 lines. For Pay TV services, the monthly average of suspension was 44,800 terminals. Provisions for doubtful accounts in the year ended December 31, 2014 were 1.70% of the total gross revenue.

Our Markets of Operation

Our concession agreement allows us to operate in the state of São Paulo, except for a small region that is still subject to an earlier concession.  In addition, we offer telephone, data and Pay TV services throughout Brazil pursuant to licenses and authorization.

The following table sets forth population, gross domestic product, or GDP, and per capita income statistics for each state in our service regions at the dates and for the years indicated:

	On December 31, 2014			Last Available IBGE Data from 2012
Area	Frequency Range (MHz)	Population (in thousands)(1)	Percent of Brazil’s population(1)	GDP (in millions of reais) (2)	Percent of Brazil’s GDP (2)	Per capita income (in reais) (2)
São Paulo State	450, 700, 850, 1800, 1900, 2100 and 2500	41,262	21.63%	1,408,904	32.08%	34,145
Rio de Janeiro State	700, 850, 900, 1800, 2100 and 2500	15,990	8.38%	504,221	11.48%	31,534
Minas Gerais State	450, 700, 850, 900, 1800, 2100 and 2500	19,597	10.27%	403,551	9.19%	20,592
Rio Grande do Sul State	700, 850, 900, 1800, 1900, 2100 and 2500	10,694	5.61%	277,658	6.32%	25,964
Paraná State	700, 850, 900, 1800, 2100 and 2500	10,445	5.48%	255,927	5.83%	24,503
Santa Catarina State	700, 850, 900, 1800, 2100 and 2500	6,248	3.28%	177,276	4.04%	28,371
Federal District	700, 850, 900, 1800, 2100 and 2500	2,570	1.35%	171,236	3.90%	66,624
Bahia State	700, 850, 900, 1800, 2100 and 2500	14,017	7.35%	167,727	3.82%	11,966
Goiás State	700, 850, 900, 1800, 1900, 2100 and 2500	6,004	3.15%	123,926	2.82%	20,641
Pernambuco State	450, 700, 1800, 1900, 2100 and 2500	8,796	4.61%	117,340	2.67%	13,339
Espírito Santo State	700, 850, 900, 1800, 2100 and 2500	3,515	1.84%	107,329	2.44%	30,535

	On December 31, 2014			Last Available IBGE Data from 2012
Area	Frequency Range (MHz)	Population (in thousands)(1)	Percent of Brazil’s population(1)	GDP (in millions of reais) (2)	Percent of Brazil’s GDP (2)	Per capita income (in reais) (2)
Pará State	700, 850, 900, 1800, 2100 and 2500	7,581	3.97%	91,009	2.07%	12,005
Ceará State	450, 700, 1800, 1900, 2100 and 2500	8,452	4.43%	90,132	2.05%	10,663
Mato Grosso State	700, 850, 900, 1800, 2100 and 2500	3,035	1.59%	80,830	1.84%	26,632
Amazonas State	700, 850, 900, 1800, 2100 and 2500	3,484	1.83%	64,120	1.46%	18,404
Maranhão State	700, 850, 900, 1800, 2100 and 2500	6,575	3.45%	58,820	1.34%	8,946
Mato Grosso do Sul State	700, 850, 900, 1800, 1900, 2100 and 2500	2,449	1.28%	54,471	1.24%	22,242
Rio Grande do Norte State	450, 700, 1800, 1900, 2100 and 2500	3,168	1.66%	39,544	0.90%	12,482
Paraíba State	450, 700, 1800, 1900, 2100 and 2500	3,767	1.97%	38,731	0.88%	10,283
Alagoas State	450, 700, 1800, 1900, 2100 and 2500	3,120	1.64%	29,545	0.67%	9,468
Rondônia State	700, 850, 900, 1800, 2100 and 2500	1,562	0.82%	29,362	0.67%	18,793
Sergipe State	450, 700, 850, 900, 1800, 2100 and 2500	2,068	1.08%	27,823	0.63%	13,454
Piauí State	450, 700, 1800, 1900, 2100 and 2500	3,118	1.63%	25,721	0.59%	8,248
Tocantins State	700, 850, 900, 1800, 2100 and 2500	1,383	0.73%	19,530	0.44%	14,117
Amapá State	700, 850, 900, 1800, 2100 and 2500	670	0.35%	10,420	0.24%	15,563
Acre State	700, 850, 900, 1800, 2100 and 2500	734	0.38%	9,629	0.22%	13,127
Roraima State	700, 850, 900, 1800, 2100 and 2500	450	0.24%	7,314	0.17%	16,236
Total		190,756	100.00%	4,392,094	100.00%	23,025

(1)	According to the 2010 Census published by IBGE in 2011 (latest data available).

(2)	According to the most recent IBGE data (2012). Nominal Brazilian GDP was R$4,392,094 million as of December 2012 calculated by IBGE, subject to revision.

Industry Overview

Macroeconomic Backdrop

Brazil is the largest and most important Latin American nation and one of the largest countries in the world in terms of area, population and GDP. Brazilian GDP in 2013 was roughly $2.2 trillion. According to the World Bank, Brazilian nominal GDP per capita increased from US$4,451 to US$5,823 from 2004 to 2014 and is projected to reach approximately $20,564 by 2020 according to Business Monitor, suggesting significant upside potential from continued income per capita growth and associated improvements in disposable income and purchasing power. According to IBGE (Brazilian Institute of Geography and Statistics), the Brazilian population reached 203 million in 2014.

Brazilian macroeconomic policy has remained relatively consistent since 1994 with the creation of the Plano Real, or the “Real Plan”, when sweeping measures were implemented to stabilize the economy, control inflation and promote growth. This plan centered around three critical policy pillars: explicit inflation targets, floating exchange rate regime and primary budget surplus targets. Against this macroeconomic policy backdrop, the Brazilian economy performed well: from 2004 to 2014, Brazil’s GDP grew at an average annual rate of approximately 15.1%. These policies, coupled with favorable global trends, led to the substantial growth of Brazil’s middle class, with a large population migrating from lower income classes to “Class C” (a social group that includes families with monthly incomes between R$2,004 and R$8,640), which represented 118 million people in 2013.

This growth trend in the middle class along with a strong increase in consumer spending favors the expansion of the subscriber base, growth in the use of services and the increase in the sales volume of services, which are clear opportunities for the telecommunications sector.

Mobile

According to the “Global Wireless Matrix,” released in the third quarter of 2014, Brazil is the fourth largest market in terms of mobile service revenues and mobile subscriber bases.

In December 2014, based on ANATEL data, the country had approximately 280 million mobile users, of which 24% were users of postpaid services and 76% were users of prepaid services. Since 2011, the total number of mobile subscribers grew 16%, a compound average growth rate of 5.0%.

Source: ANATEL

We are the market leader in terms of total mobile subscribers. Our base of 80 million subscribers represents a 29% market share. In the postpaid segment, we have an even stronger competitive position, leading the market with 42% of total subscribers. As this market is more profitable and poised to continue growing faster than the prepaid market, we intend to continue consolidating the market and gaining share, particularly in light of our superior product offering and coverage quality. We highlight that our ARPU for this segment is four times higher than prepaid and consist of 1/3 of the prepaid churn. From 2010 to 2014, the postpaid market grew by 89%, increasing from 36 million to 68 million users. Of this total increase, we captured the highest share of net additions, adding 15 million postpaid subscribers, the highest share of any player in the industry. Over the same period, the prepaid market grew 27%.

Source: ANATEL, as of December 2014

Source: ANATEL, from January 2010 to December 2014

We believe that there is significant room for expansion of the Brazilian telecommunication industry as the market remains in a relatively early stage compared to developed markets. For instance, Brazil was only the 13th country in terms of penetration of subscribers in the 2013, according to “Global Wireless Matrix”.

The stronger potential growth in postpaid subscribers in Brazil also contributes to a relevant increase in mobile data adoption. In the last two years, postpaid mobile subscribers in Brazil grew on average 15% against an average growth of 4% of total mobile subscribers. This superior performance should be sustained in the next years driven by larger coverage, new services in 4G technology and increasing migration of customers from the prepaid segment.

Smartphone penetration highlights even larger potential for future expansion, with Brazil ranking 30th globally with only 27% penetration compared to the United States, for instance, with roughly 55% penetration.

This low penetration, particularly of smartphones, underscores the significant untapped potential in the Brazilian market, both in terms of number of subscribers and the number of services utilized by each subscriber.

We are making targeted investments to maintain our leading quality positioning and actively monitor global telecommunications trends to ensure that we are always ahead of the technology curve.

Source: Global Wireless Matrix

In addition to the favorable demographic and penetration trends, the government has created favorable tax incentives that are positively impacting growth of smartphone penetration, mobile broadband networks development and investments in the deployment of new technologies.

We possess a complete portfolio of spectrum to provide best-in-class 3G and 4G services, including the largest available slots of spectrum in the 2.5 GHz and 700 MHz spectrum frequencies. With this enhanced portfolio of spectrum, we believe that we will be able to offer our clients unparalleled, high quality mobile broadband services, allowing us to increase market share and the sale of data value-added services.

Broadband

Brazil is the 8th largest market for fixed Broadband, according to Teleco. As of December, 2014, the Brazilian fixed broadband segment had 24 million subscribers, which represents a total penetration of 11% and a 12.1% CAGR since 2011, according to ANATEL.

We offer this service through ADSL, cable and FTTH technologies in the state of São Paulo. We differentiate our services with this technology by currently providing bundles with broadband of up to 200 Mpbs combined with the Pay TV service, which uses IPTV solutions, and fixed voice services. We believe that the acquisition of GVT will reinforce our positioning in the segment as we will be able to combine our subscriber base and take advantage of complementary services.

Source: ANATEL

As a result of the GVT acquisition, we will be the second largest player in terms of broadband accesses with 29% of market share, compared with 31% for the first player. In addition to our strong share, we expect to be able to leverage GVT’s superior network technology and unmatched quality to speed our growth and drive share gains.

Source: ANATEL as of December 2014

GVT’s last mile network architecture is based on FTTC (Fiber to the Cabinet) technology, with broadband commercial offers of up to 100 Mbps. Leveraging its high quality offering and competitive pricing, GVT successfully captured nearly 48% of last twelve months net additions in the 12 Mbps+ segment. In addition, approximately 70% of GVT broadband base has download speeds of 12 Mbps+, compared to only 11% and 3% for our closest competitors in terms of high speed (12 Mbps+) subscribers.

In terms of broadband penetration, in 2013 Brazil had 10 subscribers per 100 inhabitants according to ITU, significantly below levels in the United States, China and the United Kingdom with 29, 14 and 36 subscribers per 100 inhabitants, respectively. We believe that strong demand drivers coupled with low relative penetration will create significant growth in the coming years.

In addition to broad demand drivers, geographical concentration of existing broadband infrastructure provides significant untapped opportunities in currently unserved and underserved areas. According to ANATEL, the Southeast, South and Northeast regions have the highest number of accesses, with 60%, 17% and 12%, respectively, of the Brazilian market. Given our strong positioning in the Southeast region, with 29% market share, the GVT acquisition will position us to take advantage of targeted growth opportunities in the South and Northeast regions, where GVT has roughly 25% and 24% of market share, respectively, according to ANATEL.

Pay TV

Brazil is the 13th largest market for Pay TV subscribers. As of December 2014, the Brazilian Pay TV segment had 20 million subscribers, which represents a total penetration of 9% and a 15.4% CAGR since 2011, according to ANATEL.

Source: ANATEL

We are currently the third largest player in the Pay TV segment, with roughly 8% market share, pro-forma for the acquisition of GVT. We believe that this acquisition will accelerate our consolidation of the segment as we will be able to combine our subscriber bases and take advantage of complementary positioning. Through GVT, we will begin expanding our Pay TV presence in the South and Northeast regions by capitalizing on GVT’s solid presence, as the fourth and third largest player in these regions, with 9% and 8% market share, respectively, as of September 2014.

Source: ANATEL

Pay TV market share and conversion is highly correlated to quality, technology, and breadth of offering. We believe that GVT has a differentiated value proposition from its 100% HD Pay TV penetration since it combines standard channel line ups, as well as interactive services like VoD. GVT’s platform also combines pure DTH products and hybrid ones, including IP-based interactive content, creating superior overall quality and perceived value.

We believe that combining GVT’s superior Pay TV product with our existing platform will allow us to create customized and differentiated product offerings that will improve our profitability and minimize churn.

Seasonality

Our business and results of operations are not materially affected by seasonal fluctuations in the consumption of our services.

Marketing and Sales

As of December 31, 2014, we maintained 305 of our own sales outlets throughout Brazil, which also provide customer support for our existing customers. In addition, we also have 11,929 sales outlets run by authorized dealers.

We aim to increase our services in strategic cities and locations where there are currently no sales outlets for our services.  As of December 31, 2014, we worked with 88 third-party companies, including telesales and door-to-door services, with approximately 1,832 salespeople reaching out to potential customers, in particular for Vivo fixed-line, postpaid and data services. We also have an on-line store and an e-commerce operation, authorized by us to sell services over the internet. During 2014, we integrated sales channels to offer standardized solutions and customer service in connection with the sale of fixed and mobile services.

In 2014, we had approximately 600,000 points of sale where prepaid mobile service customers could purchase credit, including our own stores, authorized agents, lottery stores, post offices, bank branches and small retailers, such as pharmacies, newspaper stands, libraries, bakeries, gas stations, bars and restaurants.  Prepaid phones can be credited remotely or by purchasing cards containing credits. Credits may also be purchased through credit and debit cards, call centers, Vivo PDV (M2M using a cell phone for transferring the credit), personal recharge (using the phone itself to recharge credits), as well as certain certified internet websites.

We bring our solutions to our clients through the following sales channels:

·
Vivo stores: focused on individual clients and located in strategic points, our own stores provide a highly trained team built to guarantee the best sales experience for the customer. The main focus of this channel is innovation. As a result, most stores also offer self-service terminals for value added services and purchases of pre-paid credit. We also offer special treatment for premium clients with scheduled appointments via the internet to assure that they are not required to wait in line.

·
Exclusive dealers: The exclusive dealers channel is composed of select companies that have been certified to provide our full product portfolio.  These dealers comprise a wide distribution network throughout the country. Although the channel offers the entire product portfolio, its focus is on the postpaid product.

·	Retail channel: Working closely with the main retailers in Brazil, the retail channel is focused on prepaid credit and data services.

·	Telesales: sales through active and passive telemarketing call centers, employing highly trained sales associates, focused on fixed lines, data services and migration from prepaid to postpaid plans.

·
E-commerce: As a key component of our transformation process to become a digital telecommunications company and to deliver more value to our customers, we focused strongly on online channels in 2014. At our website, customers can obtain up-to-date information about the company’s products and services, including specific sections for corporate customers and online self-service. A total of more than 300 different services and requests can be managed online. We also have an on-line store and an authorized e-commerce operation for the sale of services over the internet. The e-commerce processes are also being improved on a continual basis to leverage the recent strong e-commerce growth in Brazil. Current e-commerce capabilities include but are not limited to the sales of mobile handsets and plans, the entire portfolio of services for fixed and mobile businesses, prepaid credit purchases and value added services. Some highlights of this strategy in 2014 were:

·	150% sales increase in residential fixed products as a result of strong focus on building and improving online channels for premium residential services such as fiber and broadband;

·	Sales increase of 118% in the mobile business compared to 2013, helped by new channels focused on plans upgrade;

·	Increase of 113% in customer care transactions, supported mainly by a strong focus on “Meu Vivo,” our self-service option that is available on the web and also on applications;

·	Strong sales results on 2014’s Black Friday, which achieved a 135% increase comparing to the previous year, have established it as a major event on Vivo’s retail calendar; and

·	Development of new Online channels for top-ups, including a new exclusive app for Android and IOS, that helped to leverage the results on Online top-ups in 22%.

·
Door-to-door sales: aiming to approach corporate and individual clients, we use physical channels of assistance, such as door-to-door sales of services by outsourced small companies and our own team of consultants. Our main focus is on fixed and data services.

·
Person-to-person sales: Our business management team offers customized sales services, ensuring high customer loyalty and a strong customer relationship resulting from customized consulting telecommunication and IT services and technical and commercial support.

Customer Service

In 2014, we advanced the unification of our fixed and mobile services in order to simplify management and improve customer service. We are working to combine existing systems and unify operations. The new service model provides for the migration from a product-focused service to a customer-focused service. Customers will be served by a single representative regardless of the number of products and services they use. This will increase flexibility and efficiency in fulfilling customers’ requests. In addition, we will be able to increasingly differentiate the most profitable customers as well as continually seek greater efficiency in those that bring less revenue. These actions will improve the quality of our competitive model, dedicating the best resources to high-value customers.

We are also working towards the improvement and expansion of virtual channels, including SMS, chat and online assistance, trying to stay ahead of our competitors in digital technologies, given the increased access to the internet and the growing use of smartphones in Brazil. Thus, we are working to enrich content and features available on channels like Meu Vivo (Web and Applications), SMS Chat and interactive voice response, or IVR, which provide simpler, quicker and more standardized interactions. We are also investing in the development of new channels such as Virtual Chat, Online Forum and Social Networks. The success of this strategy is evidenced by the rate of use of electronic channels, which today is over 79% of received contacts. As an example, automated SMS, which provides human-machine interaction by the SMS, increased by 30% from 2013 to 2014. By contrast, the average number of hits for The Meu Vivo relationship portal and online transactions increased by 82% for the same period. Virtual channels are more efficient and provide an improved customer experience. We will continue to develop these channels and encourage our customers to use them.

With regard to quality, we focus heavily in transforming the customer experience. We had a continued reduction in the rate of contacts in 2014, reaching positive results in reducing demands for questions and complaints. We also ranked highly in the index of resolved complaints and we have the best position in relation to the performance index of care (índice de atendimento ao cliente), or IDA, measured by ANATEL, among the four major national players that provide mobile telecommunications services.  We were ahead of other competitors in 66 of the 67 months measured, with data up to June 2014, the most recent month of disclosure by ANATEL.

Technology

In order to offer a greater variety of integrated services, we have incorporated a series of new technologies in our voice and data networks.

Voice network is being modernized with the use of new generation technology that improves redundancy and reliability. In addition, we are deploying IMS Core, a framework to standardize the use of internet protocol, or IP, platforms for voice services.

We are preparing the network to support enterprise inbound and outbound call center services. An example of this evolution is a new service called “Hosted Voice,” in which customers will have basic features and advanced PBX and also unified communication through the data network (IP/VPN). This solution reduces the amount of equipment in the customer environment by centralizing control and intelligence service.

As more services migrate to IP, our IP backbone has become a strategic asset to support customer demands and increase revenues. The migration of sensitive and demanding services such as voice and television to IP has also increased the demand for higher quality broadband networks and is further augmented by the launch of new products like video on demand. At the same time, the expansion of fiber to customer homes strongly increases bandwidth demands over the networks. As a result, three main drivers have surfaced as critical to our business: availability, performance and cost effectiveness.

To reach this goal, the integration of mobile and fixed IP backbones is essential. We have designed a robust architecture, using two distinct backbones to provide fixed and mobile services using both mobile and fixed multi-protocol networks infrastructures, to guarantee service reliability to our clients. Moreover, by absorbing other existing networks obtained by means of earlier acquisitions into both backbones, we have been able to simplify the network and reduce operational costs.

To cope with greater traffic, core network topology has been revised, introducing more 100 gigabyte ethernet interfaces and reducing aggregate layers, resulting in a simpler yet more scalable network. At the metropolitan level, high bandwidth interfaces (40 gigabyte and 100 gigabyte) were also part of our network growth strategy, marked with increased capillarity to offer services in more locations.

Nonetheless, robust and reliable networks are not enough to meet customers’ expectations. As content gains importance in the data world, quality of experience becomes a key concept to improve revenue without compromising costs. Local content and distribution networks, or CDNs, are important for this objective as they improve user experience and save bandwidth at the same time by using video offloads.

In 2014, Latin America faced IP exhaustion, which is the depletion of the pool of unallocated IP addresses.  This IP exhaustion could potentially interrupt all new sales of IP based services. Through the deployment of carrier grade network address translation, or CGNAT, which is used for translating the address range between two networks, we were able to translate several IP addresses into a few public addresses and maintain growth of IP addresses until the migration to the new version of IP (IPv6).

With regards to the local area network, or LAN, as there is an increase in IP services, we have aimed to create a design that can absorb an exponential port growth for services without increasing operational costs. The result was the adoption of a new network implementation, using top of rack, or TOR, and end of row, or EOR, architecture. The technology reduces the amount of equipment on site and drastically decreases the use of cables, by placing small switches inside server racks, where cables are kept confined. From the rack to the site’s core switches, only one pair of fiber is sufficient. The result is a significant savings in operating expenditures, as well as space, energy and air conditioning, despite the significant increase of network ports on site. Recently, the deployment of Fabric technology, which helps avoid LAN interruptions, increases the reliability of service in our local networks without losing flexibility and quick service deployment to customers.

During the course of 2014, we saw a variety of targets and natures of attacks with regards to cyber security, with special attention to the mobile terminal, where we already offer a comprehensive suite of applications for mobile security. On the network side, besides tightening our perimeter security, we have focused on automation. Periodic tasks such as analyzing attacks notifications, auditing firewalls rules and evaluating security elements performance were the main areas subject to automation, freeing security professionals to focus on problems that are more complex. In addition, these actions improve network performance, extending the lifespan and reducing costs related to the network.

We offer the IPTV service through the FTTH network using a new platform that is well recognized in the world (Global Video Platform). This platform consists of Pay TV with video broadcasting offered through the use of the IP protocol. We made several improvements in the platform, such as the inclusion of Instant Channel Change (ICC), Picture in Picture (PiP), Live Pause, applications (Social Networks, Weather, Health, Multi-view, News, Kids and others) providing a better user experience. Additional services, such as pay-per-view and video on demand (VOD), are also available.

In 2015, we plan to continue the improvements in global video platforms aiming to increase competitiveness in the ITS market. New features like Timeshift and Catchup TV will be implemented and we will expand all the services to other cities in the state of São Paulo.

The IPTV platform also offers games, interaction and connectivity services through third party content, as well as OTT, content for the broadband users, through the applications developed for smart TVs, smart phones with Google’s Android and Apple’s iOS, and STBs and PCs. A new service, OTT Live, will deliver broadcast channels to those devices.

We also offer digital television service via satellite (DTH) to the subscribers in the state of São Paulo that receive broadcast/PPV content through a Ku band antenna and standard Set Top Box (with Smart Card), also available with a Personal Video Record (PVR) service.

Our development plan contemplates the use of the most advanced technology available, focusing on integration with the internet and an increase in the number of multimedia transmission services, with an emphasis on DSL, FTTH (GPON), NGN, DWDM, ROADM and retransmittal technologies of TV over IP protocol (IPTV), satellite (DTH), and the continuous evolution of TV services.

We currently offer HSPA+ technology, commercially known as 3G Plus. This technology was first commercially launched in November, 2011 in the city of São Paulo (and its extended metropolitan area with area code 11) but now is offered across 100% of our WCDMA coverage, allowing customers who have compatible terminals to achieve up to three times the traditional 3G rate.

We also offer the LTE system in a new spectrum (2600 MHz). At the end of 2014, 140 Brazilian cities had 4G availability, including those that hosted World Cup games in 2014. Over the coming years, we expect our 4G coverage to fulfill the requirements of ANATEL, reaching approximately 545 cities.

Fraud Detection and Prevention

During 2014, we continued our work in combating the two main types of fraud, as follows:

·
Subscription fraud: is a type of fraud that occurs when the issuance of one or more accesses are granted without the consent of the real “holder” of identification documents with the main objective of evading payment. We had an increase in subscription fraud-related losses, from R$9.4 million in 2013 to R$14.2 million in 2014. The main cause of this increase was the review of old accounts receivables to detect instances of fraud that had not been identified earlier.

·
Identity Fraud: also known as “social engineering,” identity fraud takes place through call centers or dealers, where a caller who has access to information belonging to our existing clients reaches out to our call centers and makes unauthorized alterations and activations. We had R$199 thousand in identity fraud losses in 2014 compared to expenses of R$7 thousand in 2013.  The main reason for this increase was a new identity fraud technique, pursuant to which perpetrators obtain a dealer password and charge for irregular services. We are not expecting significant losses in 2015 with regards to identity fraud.

Operating Agreements

Interconnection Agreements

The terms of our interconnection agreements include provisions with respect to the number of connection points and traffic signals. See “—Regulation of the Brazilian Telecommunications Industry—Obligations of Telecommunications Companies.”

We believe that we have adequate interconnection agreements with fixed-line operators necessary to provide our services and that we have all the necessary interconnection agreements with long-distance carriers.

Roaming Agreements

We provide international GSM roaming in over 200 destinations worldwide by means of over 500 roaming agreements with local service providers.

Mobile Virtual Network Operating Agreements

Mobile virtual network operating, or MVNO, agreements allow other companies to provide SMP services using our network.  These agreements also allow such companies to cross sell services with their own core business.  MVNO agreements are also beneficial because they serve as source of revenue of telecommunications operators and they optimize investments in IT and network infrastructure.  Under a full MVNO model, or authorized model, operators use their own name to act in the entirety of the operating chain, including sales, distributions, billing, interconnection agreements, and client phone numbers.  Under the brand reseller model, or accredited model, the operator is responsible for marketing, distributions of SIM cards and other value added services, but the original operator is responsible for all other aspects of operations.

Full MVNO model (authorized)

In 2014, we signed two MVNO agreements, the first one with Sisteer and the second one with Virgin Mobile. Sisteer has experience as a Mobile Virtual Network Enabler, or MVNE in Europe and in Brazil and is planning to run a mobile operation. Virgin Mobile is a worldwide pioneer in the MVNO model and is already running three MVNO operations in Latin America, all of which are with sister company, Movistar, in Chile, Colombia and Mexico.

Brand Reseller model (accredited)

In December 2014, we signed the first Brand Reseller MVNO agreement in Brazil with Alô AD Mobile, or Alô. Alô is planning to launch a prepaid operation in 2015.

Network Sharing Agreement

In December 2013, we signed a networking sharing agreement with Nextel to provide mobile services coverage (voice, data and SMS) through our 2G and 3G network to 67 area codes. The contract has a term of five years, with a minimum payment of R$1.0 billion for the whole period, as follows: (i) R$44.3 million in the first year; (ii) R$132.1 million in the second year; (iii) R$237.1 million in the third year; (iv) R$263.0 million in the fourth year and (v) R$361.5 million in the fifth year. Term and payments are subject to the fulfillment of the contractual obligations assumed by the parties.

Competition

In 2014, competition remained strong in the Brazilian telecommunications market. This year was highlighted by constant rumors and strategic analysis for future consolidation. The telecommunications sector in 2014 continued to grow, driven mainly by mobile broadband. Through November 2014, we were leaders in the 4G technology in terms of accesses, in addition to coverage and percentage of population served, according to ANATEL.

We face intense competition in all the businesses in which we operate, primarily from other mobile service providers and also fixed-line operators. Many of these competitors are part of large, national or multinational groups and therefore have access to financing, new technologies and other benefits that are derived from being a part of such a group.

We lead mobile market share, measured in terms of the number of mobile accesses in 11 states: São Paulo, Espírito Santo, Amazonas, Acre, Roraima, Amapá, Sergipe, Mato Grosso, Mato Grosso do Sul, Rio Grande do Sul and Minas Gerais. Our main mobile service competitor in the states of Pará, Santa Catarina, Paraná, Alagoas, Pernambuco, Paraíba, Rio Grande do Norte and Ceará is TIM Celular or TIM, a Brazilian telephone company and subsidiary of Telecom Italia.

In the state of Maranhão the principal mobile competitor is Oi. The group has a concession of fixed telephone in all states to offer fixed services.

Rio de Janeiro, Bahia, Goiás, Rondônia, Distrito Federal, Tocantins and Piauí are states where Claro is our main competitor. Claro is a mobile operator that is controlled by a Mexican company, America Movil Group.

Our main competitors for the provision of fixed telecommunications services are: America Móvil/Telmex group (which includes NET, Claro and Embratel), TIM (which offers broadband services under the Live TIM brand) and SKY. Our competitors employ various strategies to gain market share. For instance, prior to entering into the Stock Purchase Agreement with us in September 2014, GVT expanded its operations to four additional cities, three of which are in the state of São Paulo, with special offers of broadband such as 15Mbps for R$10/month for three months (in triple-play plans). GVT also focused on high-quality customer service and launched GTV Freedom, an application which allows users to use the fixed line through smartphone VoIP technology.

NET restructured its fixed broadband portfolio offering new speeds: 30, 60 and 120Mbps in addition to launching the 500Mbps speed. In partnership with Claro, NET increased its quad-play plans, including free smartphone offers in the “combo.” Similar to NET and Claro, Oi is stronger in the fixed segment outside the state of São Paulo and remains focused on the convergence strategy between fixed and mobile services.

Live TIM experienced significant growth and reached 130,000 customers by the end of 2014 and has positioned itself as providing the best quality experience in broadband rankings released by Netflix in Brazil (in terms of average representation of streaming speed). Live TIM launched new speeds in its portfolio including 1Gbps for R$1,499/month. SKY provides satellite Pay TV service and offers from low to high price packages to its target customers and in 2014 significantly expanded its broadband operations through TDD-4G technology (long term evolution-division duplex time).

Regulation of the Brazilian Telecommunications Industry

Our business, including the services we provide and the rates we charge, is materially affected by comprehensive regulation under the General Telecommunications Law and various administrative rules thereunder. We operate under a concession agreement that authorizes us to provide specified services and subjects us to certain obligations, according to the General Universal Service Targets Plan (Plano Geral de Metas de Universalização), or PGMU, and the General Quality Targets Plan (Plano Geral de Metas de Qualidade), or PGMQ.

ANATEL is the regulatory agency established by the General Telecommunications Law, and is administratively and financially independent from the Brazilian government. Any proposed regulation by ANATEL is subject to a period of public comment and, occasionally, public hearings, and its decisions may be challenged in Brazilian courts.

Concessions and Authorizations

In accordance with the General Telecommunications Law concessions are licenses to provide telecommunications services that are granted under the public regime, while authorizations are licenses to provide telecommunications services granted under the private regime.

Companies that provide services under the public regime, known as the concessionaires, are subject to certain obligations as to quality of service, continuity of service, universality of service, network expansion and modernization.

A concession may only be granted pursuant to a public bidding process. As a result, regulatory provisions are included in the relevant concession agreements and the concessionaire is subject to public service principles of continuity, changeability and equal treatment of customers. In addition, ANATEL is authorized to direct and control the provision of services, to apply penalties and to declare the expiration of the concession and the return of assets from the concessionaire to the government authority upon termination of the concession. Another distinctive feature of public concessions is the right of the concessionaire to maintain certain economic and financial standards, which are calculated based on the rules set forth in our concession agreement and was designed based on a price cap model. The concession is granted for a fixed period of time and is generally renewable only once.

The companies that operate concessions under the public regime are Telefônica Brasil, Oi, CTBC Telecom, Sercomtel and Embratel (Embratel for domestic and international long distance service). These companies provide fixed-line telecommunications services in Brazil that include local, intraregional, interregional and international long-distance services. All other telecommunications service providers, including the other companies authorized to provide fixed-line services in our concession region, operate pursuant to authorizations under the private regime.

Companies that provide services under the private regime, known as authorized companies, are generally not subject to the same requirements regarding continuity or universality of service; however, they may be subject to certain network expansion and quality of service requirements that are obligations set forth in their authorizations. Authorizations are granted for an indeterminate period of time. Under an authorization, the government does not guarantee to the authorized company an economic-financial equilibrium, as is the case under concessions.

An authorization is a license granted by ANATEL under the private regime, which may or may not be granted pursuant to a public bidding process, to the extent that the authorized company complies with the objective and subjective conditions deemed necessary for the rendering of the relevant type of telecommunication service in the private regime.

The General Telecommunications Law delegates to ANATEL the power to authorize private regime companies to provide local and intraregional long-distance services in each of the three fixed-line regions and to provide intraregional, interregional and international long-distance services throughout Brazil. ANATEL has already granted authorizations for companies to operate in Region III, our concession region. ANATEL has also granted other authorizations for companies to operate in other fixed-line regions and authorizations to provide intraregional, interregional and international long-distance services throughout Brazil competing with Embratel, which operates under a long-distance fixed-line concession.

Concessionaires, including us, can also offer other telecommunications services in the private regime, which primarily include data transmission services, mobile services and Pay TV.

Obligations of Telecommunications Companies

Pursuant to the concessions and authorizations, we and other telecommunications service providers are subject to obligations concerning quality of service, network expansion and modernization. Telecommunication concessionaires are also subject to a set of special restrictions regarding the services they may offer, which are listed in the General Grants Plan (Plano Geral de Outorgas), or PGO, and special obligations regarding network expansion and modernization contained in the PGMQ.

In 2008, a presidential decree published with the PGO increased the flexibility of telecommunications provider groups as fixed line concessionaires by allowing such providers to provide services in up to two of the three regions established by the PGO. Before this decree, telecommunications provider groups holding fixed-line concessions could offer fixed line services in only one region under the public regime.

Any breach of telecommunications legislation or of any obligation set forth in concessions and authorizations may result in a fine of up to R$50 million.

Our main operations are regulated as follows:

·
Fixed line voice services (local and long distance), in the state of São Paulo, pursuant to the Serviço de Telefonia Fixa Comutada, or our concession agreement, granted in 1998 by the Brazilian Government, which was renewed in December 2005 for an additional 20-year term beginning on January 1, 2006.  The concession authorizes us to provide fixed-line telecommunications services in the state of São Paulo, except for a small area (Sector 33) and to place and manage public telephones in our concession area.  We also provide fixed-wireless services throughout our concession area;

·
Mobile voice and broadband services, in all 26 states and the Federal District, under the personal mobile service (Serviço Móvel Pessoal), or SMP authorization. We operate under SMP authorizations with 15-year terms, expiring between 2020 and 2029;

·
Multimedia communication services, such as audio, data, voice and other sounds, images, texts and other information throughout the state of São Paulo, under multimedia communication service (Serviço de Comunicação Multimídia), or SCM authorization. We operate under a nationwide SCM authorization, valid for an indefinite term;

·
Pay TV service, throughout all regions of Brazil under the conditioned public service (Serviço de Acesso Condicionado), or SeAC authorization. We operate under SeAC authorizations, which are valid for indefinite terms; and

·
Wholesale services, such as interconnection, governed by the interconnection agreements discussed under “—Operating Agreements—Interconnection Agreements,” industrial dedicated line (Exploração Industrial de Linha Dedicada), or EILD, which are regulated by ANATEL Resolution No. 590, dated May 15, 2012 and Mobile Virtual Network Operator, or MVNO agreements described under “—Operating Agreements—MVNO Agreements.”

We set forth below details of the concession, authorizations, licenses and regulations that regulate our operations.

Fixed Services

Our Concession Agreement

We are authorized to provide fixed line services to render local and domestic long-distance calls originating in Region III, which comprises the state of São Paulo, except for Sector 33, established in the PGO.

The current concession agreement, dated from December 22, 2005, was renewed on January 1, 2006, and will be valid through December 31, 2025. On December 27, 2010, ANATEL approved Resolution No. 559, which established new revisions for the concession agreement on May 2, 2011, December 31, 2015, and December 31, 2020.

Since the renewal of our concession agreements, several new regulations are undergoing discussions or have been adopted to revise certain aspects of our concession.  On June 30, 2011, we revised our concession agreement to determine the new basis of calculation of the biannual concession fees.

In addition, the Brazilian government published Decree No. 7,512 which proposed the General Plan for the Universalization of Fixed Telephone Services under the Public Regime (Plano Geral de Metas para a Universalização do Serviço Telefônico Fixo Comutado Prestado no Regime Publico), or PGMU III.  It set forth new targets for public pay phones (Telefone de Uso Público) availability in rural and low-income areas and targets related to low-income fixed line services (Acesso Individual Class Especial), or AICE. On June 27, 2014, ANATEL opened two public comment periods; the first, Consulta Publica No. 25 aims to revise the PGMU, and the second, Consulta Publica No. 26, aims to revise the fixed line concession agreements. We have submitted our comments and ANATEL is reviewing all comments submitted. The revised version of the agreement should be published by the end of 2015.

Pursuant to the concession agreement, all assets owned by us which are indispensable to the provision of the services described in the concession are considered reversible assets and are deemed to be part of the concession assets. These assets will be automatically returned to ANATEL upon termination of the concession agreement, and as a result we may not encumber such assets.

Every two years, during the new 20-year period of our concession, we are required to pay a renewal fee, which amounts to 2% of the total revenue in the previous year, calculated based on the revenues and social contribution of fixed line basic and alternative plans. The most recent payment of this biennial fee was made on April 30, 2013, based on 2012 revenue. The next payment is scheduled for 2015 based on 2014 revenue. See Note 1 to our Consolidated Financial Statements.

On April 8, 2008, we entered into an amendment to the concession agreement to substitute the obligation to install telecommunications service posts with an obligation to roll out broadband network infrastructure throughout the municipalities serviced by such concessionaires.

On October 23, 2012, ANATEL published Resolution No. 598, which addresses population density, setting deadlines to meet access requests and benchmarks for use of the public telephone plant and the establishment of a list of agencies that can request access to its location, review of deadline for proposing service plans and the establishment of universal obligations disclosure.

For information about regulations affecting rates we are able to charge under our concession agreements, see “—Rates, Taxes and Billing.”

Obligations and Restrictions on concessionaires to provide fixed line service under the public regime

We and other concessionaires are subject to the General Universal Service Targets Plan (Plano Geral de Metas de Universalização), or PGMU, and the General Quality Targets Plan (Plano Geral de Metas de Qualidade), or PGMQ, each of which respectively requires that concessionaires undertake certain network expansion activities with respect to our fixed-line services and meet specified quality of service targets. The timing for network expansion and benchmarks for quality of service are revised by ANATEL from time to time.  If any given concessionaire does not fulfill its obligations under the PGMU and the PGMQ, ANATEL may impose various monetary penalties and such concessionaire may lose its license if ANATEL determines that it will be unable to provide basic services under the two General Plans.

Concessionaires are also subject to certain restrictions on alliances, joint ventures, mergers and acquisitions, including:

·	a prohibition on holding more than 20% of the voting shares in any other concessionaire, unless previously approved by ANATEL, according to ANATEL Resolution No. 101; and

·	a prohibition on concessionaires to provide similar services through related companies.

Fixed line service under the private regime

In 2002, we began providing local and interregional services in Regions I and II and Sector 33 of Region III, and international long-distance services in Regions I, II and III, which constitute regions in Brazil that are outside of our public regime concession area.

Mobile Services

Mobile Service Licenses (SMP)

Our authorizations to provide mobile services throughout Brazil consist of two licenses—one to provide mobile telecommunications services, and another to use the respective frequency spectrum for a period of 15 years. The frequency license is renewable for an additional 15-year period upon payment of 2% of net operating revenues over usage charges in the region described above, during the last year of each license and every two years for the duration of the extension period.

In order to transfer our services to SMP, we were required to comply with several technical and operational conditions, including, among other things, the adoption of a carrier selection code for long-distance calls originating from our network.

Our renewed SMP authorizations include the right to provide mobile services for an unlimited period of time but restrict the right to use the spectrum according to the schedules listed in the old authorizations.  The table below sets forth our current SMP authorizations, their locations, band and spectrums, date of issuance or renewal and date of expiration:

Band Expiration Date
Authorization	800 MHz	900 MHz	1800 MHz	1900 MHz	2100 MHz (3)
Rio de Janeiro	Band A November 2020	Extension 1 April 2023	Extensions 9&10 April 2023	Band L April 2023	Band J April 2023
Espírito Santo	Band A November 2023	Extension 1 April 2023	Extensions 9&10 April 2023	Band L April 2023	Band J April 2023
Amazonas, Roraima, Amapá, Pará and Maranhão	Band B November 2028	Extension 2 April 2023	Extensions 7, 9&10 April 2023	—	Band J April 2023
Minas Gerais (except for “Triângulo Mineiro” region)	Band A April 2023	Extension 2 April 2023	Extensions 11&14 April 2023	Band L April 2023	Band J April 2023
Minas Gerais (“Triângulo Mineiro” region)	—	Band E April 2020	Band E April 2020	Band L April 2023	Band J April 2023
Bahia	Band A June 2023	Extension 1 April 2023	Extensions 9&10 April 2023	Band L April 2023	Band J April 2023
Sergipe	Band A December 2023	Extension 1 April 2023	Extensions 9&10 April 2023	Band L April 2023	Band J April 2023
Alagoas, Ceará, Paraíba, Pernambuco, Piauí and Rio Grande do Norte	—	—	Band E April 2023 Extensions 9&10 April 2023	Band L December 2022	Band J April 2023

Band Expiration Date
Authorization	800 MHz	900 MHz	1800 MHz	1900 MHz	2100 MHz (3)
Paraná (except for Londrina and Tamarana) and Santa Catarina	Band B April 2028	Extension 1 April 2023	Band M April 2023	Band L April 2023	Band J April 2023
Paraná - Londrina and Tamarana	Band B April 2028	—	Band M April 2023 Extension 10 April 2023	—	Band J April 2023
Rio Grande do Sul (except for Pelotas, Morro Redondo, Capão do Leão and Turuçu)	Band A December 2022	Extension 1 April 2023	Band M April 2023	Band L April 2023	Band J April 2023
Rio Grande do Sul (Pelotas, Morro Redondo, Capão do Leão and Turuçu)	—	—	Bands D&M April 2023	Band L December 2022	Band J April 2023
Federal District	Band A July 2021	Extension 1 April 2023	Band M April 2023	Band L April 2023	Band J April 2023
Goiás and Tocantins	Band A October 2023	Extension 1 April 2023	Band M April 2023	Band L April 2023	Band J April 2023
Goiás (Buriti Alegre, Cachoeira Dourada, Inaciolândia, Itumbiara, Paranaiguara and São Simão)	—	—	Extensions 7 to 10 April 2023 Band M April 2023	Band L December 2022	Band J April 2023
Mato Grosso	Band A March 2024	Extension 1 April 2023	Band M April 2023	Band L April 2023	Band J April 2023
Mato Grosso do Sul (except for Paranaíba)	Band A September 2024	Extension 1 April 2023	Band M April 2023	Band L April 2023	Band J April 2023
Mato Grosso do Sul (Paranaíba)	—	—	Extensions 7, 9&10 April 2023 Band M April 2023	Band L December 2022	Band J April 2023
Rondônia	Band A July 2024	Extension 1 April 2023	Band M - April/23	Band L April 2023	Band J April 2023
Acre	Band A July 2024	Extension 1 April 2023	Band M April 2023	Band L April 2023	Band J April 2023
São Paulo	Band A August 2023	—	Extensions 9&10 April 2023	Band L April 2023	Band J April 2023
São Paulo (Ribeirão Preto, Guatapará and Bonfim Paulista)	Band A January 2024	—	Extensions 5, 9&10 April 2023	Band L April 2023	Band J April 2023
São Paulo (Franca region)	Band A August 2023	—	Extensions 5, 9&10 April 2023	Band L April 2023	Band J April 2023
São Paulo (Altinópolis, Aramina, Batatais, Brodosqui, Buritizal, Cajuru, Cássia dos Coqueiros, Colômbia, Franca, Guaíra, Guará, Ipuã, Ituverava, Jardinópolis, Miguelópolis, Morro Agudo, Nuporanga, Orlândia, Ribeirão Corrente, Sales de Oliveira, Santa Cruz da Esperança, Santo Antônio da Alegria and São Joaquim da Barra)	—	—	Extensions 9&10 April 2023	Band L December 2022	Band J April 2023

In 2013, we changed the terms of our authorization regarding Band “G” (1.9 GHz) in certain locations, adapting their blocks of frequencies to 2.1 GHz and aligning them with the band “J” (3G) which provides a more efficient use of the spectrum. The alignment has not occurred in the following areas:  Northeast, with the exception of Bahia and Sergipe; Pelotas, Morro Redondo, Capão do Leão and Turuçu, in Rio Grande do Sul; Buriti Alegre, Cachoeira Dourada, Inaciolândia, Itumbiara, Paranaiguara and São Simão, in Goiás; and Paranaíba in Mato Grosso do Sul. This change is foreseen in the bidding document No 001/2007. We do not have band “G” in the northeast region and in Londrina and Tamarana, Paraná.

On June 12 and 13, 2012, ANATEL held a public bidding for 273 4G lots in the 2,500 to 2,690 MHz frequencies.  We acquired the “X” band, with a nationwide coverage, for R$1.05 billion.  Given the rules of the public bidding process, which limited the total spectrum each service provider could hold within this frequency, we agreed to relinquish bands “P,” “T” and “U” used for MMDS services within 18 months of obtaining the “X” band.

In order to meet the coverage obligations and the schedule defined by ANATEL, we have made 4G services available to 140 metropolitan areas in Brazil including all cities with over 500,000 residents. To complete the coverage requirements, we will need to implement 4G coverage as follows:

·	by December 31, 2015: cities with over 200,000 residents;

·	by December 31, 2016: cities with over 100,000 residents;

·	by December 31, 2017: cities with between 30,000 and 100,000 residents; and

·	by December 31, 2019: cities with fewer than 30,000 residents.

ANATEL auctioned a 450 MHz frequency lot that is tied to the 2.5 GHz band, to meet voice and data demand in remote rural areas.  Under band “X,” which we acquired in the bidding process, we will be required to provide infrastructure in rural areas in the states of Alagoas, Ceará, Minas Gerais, Paraíba, Pernambuco, Piauí, Rio Grande do Norte, Sergipe, and countryside of São Paulo, for a total of 2,556 municipalities. The timetable for providing infrastructure in the rural areas requires that 100% of municipalities have infrastructure set up by December 2015, with a transmission rate of 256Kbps and by December 31, 2017, all of these municipalities will be expected to have 1Mbps.

On July 18, 2012, ANATEL notified us that we would be required to present an improvement plan for SMP services. We presented our plan and it was approved by ANATEL on September 10, 2012. We have since been required by ANATEL to meet certain quality and service targets.  ANATEL evaluates such quality and service improvements every three months.

In September 2014 we won one of the three lots offered for auction by ANATEL for the sale of 700 MHz national frequency bands. The value of the frequency range was the minimum price of R$1.9 billion plus R$903.9 million related to cost payment obligations relating to the redistribution of TV and RTV in order to avoid harmful interference problems in radio communication systems. Therefore, we will increase our service delivery capacity with 4G technology throughout Brazil and will operate in the 700 MHz frequency range, with a band of 10 + 10 MHz, plus the 2.5 GHz frequency band with 20 + 20 Mhz acquired in the 2012 public bid.

Mobile Services Obligations

The mobile service authorizations of Telefônica Brasil involve obligations, established by ANATEL, to meet quality of service standards relating to the system’s ability to make and receive calls, call failure rates, the network’s capacity to handle peak periods, failed interconnection of calls and customer complaints.

To restructure the process of assessing the quality of mobile service, with the inclusion of new processes and measurement of new indicators to check the quality of mobile broadband and the quality perceived by the user, and the modernization of existing indicators, ANATEL approved the Regulation for the Management of Quality of Provision of Personal Mobile Service (Regulamento de Gestão da Qualidade da Prestação de Serviço Móvel Pessoal), or SMP-RGQ.

The SMP-RGQ provides for the assessment of the network connection and their respective data transmission rate, assessing aspects of availability, stability and connection speed for the data network. In addition, the rule established the formation of a Quality Measurement Process Deployment Group (Grupo de Implantação de Processos de Aferição da Qualidade), or GIPAQ, which is responsible for implementing the processes on the quality indicators for the “Instant Transmission Rate Guarantee “and “Average Transmission Rate Guarantee.”

The methodology and procedures regarding the collection of data connection indicators has been defined by a group composed of providers, ANATEL and the entity responsible for the measurement of the rate of data transmission indicators (Entidade Aferidora da Qualidade), or EAQ, which shall be responsible for implementing these processes and which has been hired by the mobile operators, as a group, starting with February 29, 2012. All costs associated with implementing the new procedures for measuring quality are borne by the providers of SMP services.

Initially, targets were defined by at least 60% of the speed hired by users and 20% of the instant speed. In November 2013 and November 2014, ANATEL raised the target values to 80% of speed hired by users and 40% of the instant speed, according to the definitions of the Resolution 575/2011.

In July 2012, ANATEL suspended the sale and activation of the mobile lines of three major Brazilian operators. We were not affected by this measure. Since then, ANATEL has requested the submission of an Action Plan for Quality Improvement of the Mobile Telephone from operators. We had our plan approved on September 10, 2012. The measurement results of the indicators defined on the PMQ were published in August 2012 and are under an ongoing monitoring process set forth by ANATEL.

Multimedia Communication Services (SCM)

Our multimedia services include broadband and wireless internet services as well as fiber UBB services.

Authorization to Provide Multimedia Services

On January 29, 2003, ANATEL granted our multimedia communication license nationwide, allowing A. TELECOM S.A. (formerly Assist Telefónica), our wholly owned subsidiary at that time, to provide voice and data services through points-of-presence (POPs), which are comprised of private telecommunications networks and circuits. In addition to A. TELECOM S.A., ANATEL granted multimedia communication licenses to T-Data (formerly T-Empresas) and Emergia.

As a result of our merger with and into Vivo S.A. and pursuant to the concession agreement, we are not able to provide services other than telecommunications.  Consequently, we submitted a request to ANATEL for the cancellation of T-Data’s multimedia communication license and the unification of our multimedia communication licenses under Telefônica Brasil. On September 3, 2014, ANATEL granted Telefônica Brasil a nationwide multimedia communication license.

Obligation to provide fixed broadband access

As a telecommunications concessionaire, we have the obligation to provide free Internet access to public schools in our concession area during the term of the agreement (until 2025). The number of schools for which we should provide broadband is determined by the National Education Ministry school census. Currently our obligations include 10,149 schools, of which 9,739 were met.

Pay TV services

Authorization to provide Pay TV Services – SeAC

On March 14, 2007, ANATEL granted A. TELECOM S.A. authorization to provide services of Pay TV via satellite (Direct to Home – DTH). DTH is one of the special types of subscription TV services that utilize satellites for the direct distribution of television and audio signals for subscribers. The launching of the commercial transaction occurred on August 12, 2007.

On October 31, 2007, the board of ANATEL concluded its regulatory review of the agreement between us and Grupo Abril, which included a special license that allows us to offer Pay TV and broadband services.  In November 2012, ANATEL approved the adoption of service licenses for subscription television by the Telefónica group to the conditional access service.

Following the merger of Telefônica Brasil S.A. and Vivo S.A., the company requested the adjustment of the Multimedia Multipoint Distribution Service (MMDS), the Pay TV via satellite Direct to Home – DTH, and the Cable TV service licenses, to the SeAC single license. On January 25, 2013 it was issued by ANATEL.

Regulations for Pay TV Services– SeAC

On September 12, 2011, the Brazilian Congress adopted Law 12,485/2011 as a result of Bill 116, which establishes a new legal framework for audiovisual communication with restricted access. This law opens the Pay TV market by enabling telecom operators to offer audiovisual content to subscribers through their networks, creating a new service called Pay TV Services (Serviço de Acesso Condicionado), or SeAC. The absence of restrictions on foreign capital to be invested in Pay TV providers, as well as the elimination of restrictions for the provision of other telecommunications services through fixed line concession, allow us to provide Pay TV services, as well as other telecommunication services previously limited under the General Telecommunications Law.

Pursuant to Law 12,485/2011, the Pay TV service has replaced current cable subscription TV services, subscription TV, MMDS and DTH, giving power to ANATEL to regulate the Pay TV service. As a result of this law, ANATEL introduced in December 2011 the proposed regulations for Pay TV services through Public Consultation No. 65/2011, including license grants, installation and licensing of stations and mandatory distribution programming channels. The Public Consultation was finalized on February 2, 2012 and resulted in Resolution No. 581, issued by ANATEL on March 28, 2012, as well as the new Authorization Terms of the SeAC.

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

As a result of Law No. 12,485/2011, the National Cinema Agency (Agência Nacional do Cinema), or ANCINE issued one public consultation by the end of 2011 and one public consultation in 2012 to regulate the registration of economic agents. In 2013, we had our licenses adapted to the new regulation and was recognized as an economic agent by ANCINE. In 2014, ANCINE recognized Telefônica Brasil S.A. as a Pay TV content packer.

Interconnection Fees

In accordance with ANATEL regulations, we must charge fees to the other telecommunications service providers based on the following:

·
Fee for the use of our local fixed service network (TU-RL) - we charge local service providers an interconnection fee for every minute used in connection with a call that either originates or terminates within our local network, with the exception of calls between other providers of local fixed service, for which a fee is not charged;

·
Fee for the use of our fixed service long-distance network (TU-RIU) - we charge long distance service providers an interconnection fee on a per-minute basis only when the interconnection access to our long-distance network is in use;

·	Fee for the use of mobile network (MTR) – we charge mobile service providers an interconnection fee on a per-minute basis only when the interconnection access to our mobile network is in use;

·	Fee for the use of leased lines by another service provider (EILD). We also lease transmission lines, certain infrastructure and other equipment to other providers of telecommunications services.

Fixed Service

In July 2005, ANATEL published new rules regarding interconnection. The main changes are: (i) an obligation to have a public offering of interconnection for all services, besides interconnections fees between providers of fixed and mobile telephone services; (ii) an offer of interconnections for Internet backbone providers; (iii) establishment of criteria for the treatment of fraudulent calls; and (iv) reduction of service times for interconnection requests.

In 2006, we completed the implementation of the interconnection with the mobile service providers in regions with heavier traffic, assuring the proper billing for such calls. This movement reduced the interconnection costs.

In 2007, ANATEL published a new version of Fixed Network Compensation Regulation that changed the rules to determine the interconnection fees. Local and long distance rates that were set at all times became variable according to the rules of public service tariffs. A 20% increase was applied to tariffs of mobile service operators without significant market power in their regions.

On May 7, 2012 Resolution No. 588/12 was published. It determined that:

·	A maximum of two minutes of interconnection should be paid for the use of the local network on reduced hours.

·
The reduction of interconnection fees from domestic and international long distance calls by 30% of the value of the local fixed service network interconnection fee (TU-RL) and the reduction of 25% and 20% by December 2012 of the value of the long distance network interconnection tariffs (TU-RIU).

·	The remuneration between networks will not occur until this traffic imbalance is greater than 75% compared to 25%

·	The partial Bill & Keep by December 31, 2013 and full Bill & Keep by December 31, 2014.

Mobile service

In November 2009 ANATEL unified the licenses of all mobile operators, resulting in the consolidation of interconnection fees, reducing the number of fees for the use of mobile network from 2 to 1.

On December 2, 2013 Act no. 7272 was published. It established the MTR reference values for providers determined to be a Significant Market Power (PMS), which became effective on February 24, 2014. On August 28, 2014, Act no. 7310 was published, replacing the reference values previously set out in Act no. 7272.

In addition, the General Competition Plan (“Plano Geral de Metas de Competição – PGMC) determined that the relationship among PMS and non-PMS providers in the mobile network, the interconnection fee should be paid only when the traffic out of a network in a given direction is greater than 80% of the total traffic exchanged until February 23, 2015; 60% of the total traffic exchanged form February 24, 2015 to February 23, 2016. And from February 24, 2016, the MTR will be owed to the mobile service provider when its network is used to originate or terminate calls (full billing).  However, on December 18, 2014 ANATEL opened a comment period for a proposal that sets the following schedule for the MTR reductions:

·	Up to February 23, 2015: 80% / 20%

·	From February 24, 2015 to February 23, 2016: 75% / 25%

·	From February 24, 2016 to February 23, 2017: 65% / 35%

·	From February 24, 2017 to February 23, 2018: 55% / 45%

·	From February 24, 2018 to February 23, 2019: 50% / 50%

·	From February 24, 2019: Full Billing.

TU-RL and TU-RIU

On May 18, 2014, the proposed standards were approved for setting maximum values of fixed interconnection fees and for the values of mobile interconnection, based on Cost Models. In addition, values for fixed and mobile interconnection were published through the acts: No. 6210 for TU-RL and TU-RIU and No. 6211 for MTR.

For fixed and mobile termination fees, the decision of ANATEL established values for 2018 based on a bottom-up cost model. For 2016 and 2017 intermediate values will be adopted.

EILD

On May 18, 2014, ANATEL approved the proposed standard for setting maximum values of Industrial Dedicated Line (EILD), based on Cost Models. Values for EILD were published through Act No. 6212, which contains a single reference table which will be valid from 2016 until 2020. In addition, the general competition plan requires companies with significant market power to present a public offer every six months informing standard commercial conditions, which is subject to approval by ANATEL.

Mobile Virtual Network Operator (MVNO)

In 2001, ANATEL approved rules for companies to be licensed as MVNOs. We have signed agreements with companies authorized to operate as an MVNO in Brazil.

Internet and Related Services in Brazil

In Brazil, Internet service providers, or ISPs, are deemed to be suppliers of value-added services and not telecommunications service providers. ANATEL requires SCM operators to act as carriers of third-party internet service providers. The Brazilian House of Representatives is considering a law that would penalize Internet service providers for knowingly providing services that allow illegal goods or services to be sold on the Internet, and would impose confidentiality requirements on Internet service providers regarding nonpublic information transmitted or stored on their networks.

Exemptions for telecommunications infrastructure

In connection with “Plano Brasil Maior,” a policy instituted to promote the Brazilian technology industry and foreign trade, the Brazilian Government established the special tax regime for the taxation of national broadband plans (Regime Especial de Tributação para o Plano Nacional de Banda Larga).  This regime provides tax exemptions for telecommunications companies for broadband network expansions.

Another initiative set forth by “Plano Brasil Maior” and approved by the government on May 5, 2014, established exemptions for machine-to-machine services.  It sets reductions on both rates that compose Telecommunications Inspections Fund (FISTEL). The Installation Inspection Rate (TFI), which is charged for each enabled chipset, decreased from R$26.83 in 2013 to R$5.68 in 2014. The Operations Inspection Rate (TFF), paid every year for each chipset held by a Brazilian operator, decreased from R$12.40 in 2013 to R$1.89 in 2014.

General Regulation of Consumer Rights - RGC

On March 10, 2014, ANATEL published Resolution 632, which approved the General Regulation of Consumer Rights. This regulation brings important changes in service, billing and supply of all telecommunications services. It also establishes a period ranging from 120 days to 24 months from the date of publication for entering into compliance with the new rules. Most of the new rules that expand the rights of those who use the telecommunications services entered into force on July 8, 2014.

Civil Rights Framework for Internet

On April 23, 2014, at the opening of NetMundial, President Dilma Rousseff approved the Civil Rights Framework for Internet, which was enacted as Law 12,965/2014. The final text has highlighted Net Neutrality, guarantying equality of treatment for packages. Moreover, it preserves the business model of Brazilian broadband that offers packages with different speeds. Certain parts of the law went into effect on June 23, 2014 and others depend on further regulation to be valid.

Agreement for mobile interconnection

On January 13, 2014, Telefonica announced an agreement with Nextel to supply, wholesale, voice and data services through 2G and 3G networks in Brazil. The contract will run for five years. The agreement went into effect in 2014 and is now fully functional.

ANATEL approved the agreement and the execution of the operation in March 2014.

Acquisition of GVT

On September 18, 2014, we entered into a stock purchase agreement with Vivendi and certain of its controlled companies, or collectively, Vivendi, and with GVTPar, Telefónica and Operating GVT, pursuant to which we agreed to purchase all of the shares of GVTPar, the controlling shareholder of Operating GVT. This acquisition was approved by our board of directors on September 18, 2014.

According to Brazilian Law, the transaction must be approved by both ANATEL and CADE. On December 22, 2014, ANATEL approved the transaction and imposed certain obligations, which include (1) the maintenance of current GVT services and plans within the same geographic scope in which GVT operates today, requiring, in addition, that the successor company expand its operations to at least ten new municipalities within three years beginning on January 26, 2015; and (2) the waiver of the FSTS license held by GVT within 18 months of ANATEL’s decisions, because regulations establish that the same economic group cannot hold more than one FSTS license in the same geographic area. We understand that obligations imposed do not compromise the terms of the GVT acquisition or its value. In addition, ANATEL required that the subsequent swap transaction which contemplates that Vivendi will exchange its voting stake in Telefônica Brasil for a corresponding amount of ordinary shares of Telecom Italia (currently held by Telefónica) be subject to a distinct and specific approval process. Such additional approval request was filed on December 30, 2014 and approval is still pending. In addition, the transaction remains subject to CADE’s approval, which we requested on November 17, 2014.

On February 13, 2015, CADE’s superintendent board recommended the approval of the transaction on the basis of certain confidential commitments offered by us and Vivendi S.A. The commitments include the execution of two merger control agreements: the first between CADE and us and the second between CADE and Vivendi S.A. The GVT acquisition is under the review of CADE’s administrative tribunal, which will issue a final decision.

Methodology for fines calculation

On August 21, 2014, ANATEL approved the methodology for calculating fines. Methodologies have been defined for eight different types of infractions. The calculations are based on references values plus a number of variables, depending on the infraction. The new rules will apply in cases where there were no further sanctions.

Public Telephone Regulation

On June 30, 2014, ANATEL published the new Public Telephone Regulation. Among the new rules, it opened up the possibility of advertising on the public telephones and the possibility of alternative payment modalities.

Utility Pole Sharing

On December 2014, ANATEL and the Brazilian Electricity Regulatory Agency (Agência Nacional de Energia Elétrica – ANEEL) approved a joint resolution establishing the reference value for sharing utility poles between electricity distributors and telecommunications providers. The resolution aims to solve conflicts and define rules for the use and occupation of utility poles.

The resolution establishes a reference value of R$3.19 as the price to be paid by telecommunications providers to energy companies for each attachment point. The posts of electricity companies are used by telecom operators for fixing wiring services like fixed telephone, cable TV and broadband.

The resolution also provides that an adjustment schedule should be agreed between the parties addressing cases of pole occupation that do not comply with standards. All the regularization costs should be funded by telecommunications services providers.

Resolutions Published

A series of new regulations, published by ANATEL as well as other regulatory bodies in Brazil, became effective in 2014. The most relevant among these regulations were:

·	Resolution No. 630/2014: Approves weighted average cost of capital (WACC) methodology;

·	Resolution No. 632/2014: Approves the Consumers Rights General Regulation (Regulamento Geral de Direitos do Consumidor de Serviços de Telecomunicações), or RGC;

·	Resolution No. 635/2014: Approves the Radiofrequency Temporary Use Regulation;

·	Resolution No. 638/2014: Approves the Public Telephone Regulation;

·
Resolution No. 639/2014: Approves the norm that sets the maximum rates for the use of PSTN and the reference value for the use of the mobile network of the PCS and Wholesale of dedicated line, based on Cost Model;

·	Resolution No. 640/2014: Approves the Regulation on living conditions among the Broadcasting Services and Television Retransmission that operates on the 698 MHz to 806 MHz frequencies; and

·	Joint Resolution No. 4/2014: Establishes the reference value for the sharing of light posts among electricity distributors and telecommunications providers.

Other Regulatory Matters

On August 1st, 2013, the Brazilian Government published Law No. 12,846, or the Brazilian Anti-Corruption Law.  The Brazilian Anti-Corruption Law extends existing anti-corruption legislation, previously applicable only to individuals, to corporations and other business entities, such as us.  Our management has no reason to believe that we are not in compliance with the Brazilian Anti-Corruption Law; however, in November 2014 our board of directors approved the “Guidelines on Preventing and Combating Corruption,” which aims to compile and clarify all measures adopted by us to prevent and combat acts of corruption by our employees and suppliers. We will continue to evaluate the need to implement new measures to ensure compliance with the Brazilian Anti-Corruption Law.

C.	Organizational Structure

On December 31, 2014, 91.57% of our voting shares were controlled by three major shareholders: SP Telecomunicações Participações Ltda. with 50.47%, Telefónica with 25.68% and Telefônica Internacional S.A. with 15.43%. Telefónica Internacional S.A., or Telefónica Internacional, is the controlling shareholder of SP Telecomunicações S.A., or SP Telecomunicações. Telefónica Internacional is a wholly owned subsidiary of Telefónica of Spain. Therefore, Telefónica was the beneficial owner of 91.57% of our voting shares. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

Our current general corporate and shareholder structure is as follows:

Significant Subsidiaries

Our only subsidiary is Telefonica Data S.A., or TData, a wholly owned subsidiary headquartered in Brazil.

Associated Companies

Aliança Atlântica Holding B.V. (Aliança): Headquartered in Amsterdam, Netherlands, this entity is 50% owned by Telefônica Brasil and holds proceeds generated from the sale of its Portugal Telecom shares in June 2010.  For more information, see “Item 4. Information On The Company—A. History and Development of the Company—Historical Background—Corporate Restructuring Involving Telefônica Brasil and Vivo Participações.”

Companhia AIX de Participações (AIX): Headquartered in Brazil, this entity is 50% owned by Telefônica Brasil and holds a 93% equity interest in the Refibra consortium, which was formed to finalize a network of underground fiber pipelines in Brazil in order to make them commercially viable.

Companhia ACT de Participações (ACT): Headquartered in Brazil, this entity is 50% owned by Telefônica Brasil and holds a 2% equity interest in the Refibra consortium.

With the implementation of IFRS 11 Joint Arrangements in January 1, 2013, our investments in these entities were accounted for retroactively using the equity method.

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

Roaming Agreements

Various subsidiaries of our controlling shareholder, Telefónica, have entered into roaming agreements with Iranian telecommunication companies, certain of which are or may be owned or controlled by the government of Iran. Pursuant to such roaming agreements these subsidiaries’ customers are able to roam in the particular Iranian network (outbound roaming) and customers of such Iranian operators are able to roam in the network of Telefónica’s relevant subsidiary (inbound roaming). For outbound roaming, these subsidiaries pay the relevant Iranian operator roaming fees for use of its network by our customers, and for inbound roaming the Iranian operator pays the relevant subsidiary roaming fees for use of our network by its customers.

We have a roaming agreement with Irancell. In 2014, we recorded US$0.90 in roaming revenues under this agreement in 2014. In addition, as part of the Telefónica group, we adhere to the roaming agreements with Telefónica’s subsidiaries described below.

Telefónica’s subsidiaries were party to the following roaming agreements with Iranian telecommunication companies in 2014:

(1)
Telefónica Móviles España (“TME”), Telefónica’s Spanish directly wholly-owned subsidiary, has respective roaming agreements with (i) Mobile Telecommunication Company of Iran (“MTCI”), (ii) MTN Irancell (“Irancell”), (iii) Taliya (“Taliya”) and (iv) Telecomunications Kish Co. (“TKC”).

During 2014, TME recorded the following revenues related to these roaming agreements: (i) 20,337.27  euros from MTCI, (ii) 3,290.74 euros from Irancell, (iii) none from Taliya and (iv) none from TKC.

TME also holds a Roaming Hub agreement through its 55% directly-owned subsidiary, Link2One, A.E.I.E. (“L2O”). Under this agreement, L2O provides a roaming hub service to Irancell enabling the latter to maintain a relationship with other members of the hub. Some members of the hub are also entities of the Telefónica Group. Under this roaming hub service, for 2014, L2O has billed Irancell 114,428.69 euros.

(2)
Telefónica Germany GmbH & Co. OHG (“TG”), Telefónica’s German 62.37% indirectly-owned subsidiary, has a roaming agreement with MTCI. TG recorded 156,966.00 euros in roaming revenues under this agreement in 2014.

(3)	Telefónica UK Ltd (“TUK”), Telefónica’s English directly wholly-owned subsidiary, has a roaming agreement with Irancell. TUK recorded 1,558.34 euros in roaming revenues under this agreement in 2013.

(4)
Pegaso Comunicaciones y Sistemas, S.A. de C.V. (“PCS”), Telefónica’s Mexican directly wholly-owned subsidiary, has a roaming agreement with Irancell. PCS recorded no revenues under this agreement in 2014.

(5)
Telefónica Argentina, S.A. and Telefónica Móviles Argentina, S.A. (together TA), Telefónica’s Argentinean directly wholly-owned subsidiaries, have a roaming agreement with Irancell. TA recorded 43.96 U.S. dollars in roaming revenues under this agreement in 2014.

(6)	Telefónica Celular de Nicaragua, S.A. (“TCN”), Telefónica’s Nicaraguan 60% indirectly-owned subsidiary, has a roaming agreement with Irancell. TCN recorded no revenues under this agreement in 2014.

(7)
E-Plus Mobilfunk GmbH& Co. KG (“E-Plus”), Telefónica’s German 100% indirectly-owned subsidiary, has respective roaming agreements with MTCI, Irancell and Taliya. During 2014, E-Plus recorded the following revenues related to these roaming agreements; 1,415 euros from Irancell and none from Taliya.

The net profit recorded by Telefónica’s subsidiaries pursuant to these agreements did not exceed the related revenues recorded thereunder.

The purpose of all of these agreements is to provide the Telefónica group’s customers with coverage in areas where the group does not own networks. For that purpose, Telefónica’s subsidiaries intend to continue maintaining these agreements.

International Carrier Agreement

Telefónica de España has an international carrier agreement with Telecommunication Company of Iran (“TCI”).

Pursuant to this agreement, both companies interconnect their networks to allow international exchange of telephone traffic. Telefónica de España recorded 10,594 euros in revenues under this agreement in 2014. The net profit recorded by Telefónica de España pursuant to this agreement did not exceed such revenues.

The purpose of this agreement is to allow exchange of international telephone traffic. Consequently, Telefónica intends to continue maintaining this agreement.

D.	Property, Plant and Equipment

Our main physical properties for providing fixed line telephone services involve the segments of switching (public switching telephone network, or PSTN), transmission (optic and wireless systems), data communication (multiplex devices, IP network), infrastructure (energy systems and air conditioning) and external network (fiber optic and metallic cables), which are distributed in many buildings throughout the state of São Paulo and in the main cities outside the state of São Paulo. Some of these buildings are also used for administrative and commercial operations.

At December 31, 2014, we had operations in 2,187 properties, 1,400 of which we own, and we have entered into standard leasing agreements to rent the remaining properties.

Pursuant to Brazilian legal procedures, liens have been attached to several properties pending the outcome of various legal proceedings to which we are a party. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”  In addition, certain of our properties are still pending the applicable licenses and approvals from the local fire departments.

Our principal physical property for mobile services consists of transmission equipment, switching equipment, base stations, and other communication devices, such as voicemail, prepaid service, short message service, home location registers, signaling transfer point, packet data switching network and gateways. All switches, cellular sites, administrative buildings, administrative facilities, warehouses and stores are insured against damages for operation risks.

As of December 31, 2014, we had 183 switches for our mobile network and other equipment installed in 136 owned spaces, and 47 leased spaces. We lease most of the sites in which our cellular telecommunications network equipment is installed. The average term of these leases is five years (subject to renewal for additional five-year terms) and ten years in the Northeast. Our 36,000 base stations and other network equipment are installed in cellular sites, administrative buildings and administrative facilities. In addition, we own 21 administrative buildings and we lease 38 administrative areas, 12 kiosks and 305 retail stores.

We are constantly making improvements to our facilities and network to meet new customer demand and to improve the level of services we offer our clients. At December 31, 2014 the net book value of our property, plant and equipment amounted R$20.5 billion (R$18.4 billion at December 31, 2013), which included reversible assets in the amount of R$7.6 billion.

Environmental Matters

Brazilian Federal, State and Municipal legislation provide for the control and protection of the environment. These laws govern the appropriate use of natural resources, control of atmospheric emissions and noise, treatment of effluents, handling and final disposal of hazardous materials, amongst others.

Under these laws, certain environmental licenses must be secured prior to the construction, installation, expansion and operation of facilities that use natural resources or that may pollute the environment, including those related to installation and operation of radio/cell stations and antennas. According the stage of the project, the environmental licenses may be: (1) a preliminary license, which approves the location and design of the project and must be obtained in the early stages of the project or activity to certify its environmental feasibility; (2) an installation license, which authorizes the installation of the project or activity in accordance with the specifications set forth in approved plans, programs and projects; or (3) an operation license, which authorizes commencement of operations once the conditions for compliance with the preliminary and installation licenses are met, and may impose additional conditions applicable to the project’s operations.

Besides environmental licensing, other environmental regulations may affect our operations, such as, among other matters, regulations related to emissions into the air, soil and water, take-back systems, recycling and waste management, protection and preservation of fauna, flora and other features of the ecosystem, water use, interference with areas of cultural and historical relevance and with Conservation Units (UCs) or their surroundings, Permanent Preservation Areas (APPs) and contaminated areas.

Regarding the last subject matter, in accordance with the Environmental National Policy (Law No. 6,938/1981), the owner of a real estate property located in a contaminated area may be compelled by the relevant environmental agency to clean up the area, regardless of fault and the damage causes. Environmental authorities have been adopting an increasingly stringent position in connection with the handling of contaminated areas, including the creation of environmental standards to preserve the quality of land and underground water. Non-compliance with guidelines set by the relevant environmental and health authorities with respect to surveys and analyses of potentially contaminated areas or the exposure of persons to toxic fumes or residues may result in administrative and legal penalties for the developments and their management. We perform periodic environmental investigations to assess any possible liability with respect to contamination of soil.

We are subject to administrative review of our activities and corporations found to be in violation of these administrative environmental regulations can be fined up to R$50 million, have their operations suspended, be barred from entering into certain types of government contracts, be required to repair or provide indemnification in respect of any environmental damages they cause, be required to suspend tax benefits and incentives, among others.

In Brazil, violating environmental rules or regulations may result in civil, administrative or criminal liability. With respect to civil liability, Brazilian environmental laws adopt a standard of unlimited strict, several and joint liability in determining the obligation to remediate damages caused to the environment. In addition, Brazilian courts may pierce the corporate veil when and if it poses an obstacle to the full recovery of environmental damages.

We have a series of systems in place to protect our networks and operations from environmental damage.

Additionally, we have systems in place for the proper disposal of batteries and oil, in our construction operations and to address other environmental issues that may arise in the operation and maintenance of our properties.  We also maintain the control of radio frequency energy levels transmitted by our antennas, in accordance with current legislation.  The energy consumption of our network infrastructure is very high and as a result we have implemented energy efficient technologies in order to reduce consumption and meet greenhouse gas emission reduction targets.

We also offer collection points at our stores for old mobile phones, accessories and batteries, where customers and other individuals can dispose of their used equipment. We properly dispose of these hazardous materials.  Lastly, we have implemented an environmentally friendly data center, which includes intelligent air conditioning, water reuse, bicycles and bike racks, water taps with flow control and dual flush discharge, among other measures.

Moreover, we must emphasize that we perform periodic environmental investigations to assess any possible liability with respect to contamination of soil and groundwater. Currently, we are executing remediation measures in the following units located at the Municipality of São Paulo: (i) Ibirapuera; (ii) Brooklin; (iii) Santa Efigênia; (iv) Santo Amaro; (v) Paraíso; and (vi) Itaquera.

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

Brazilian Economic Environment

The Brazilian economy has experienced varying rates of growth this decade. According to market data, the Brazilian GDP increased by approximately 0.1% in 2014 compared to 2.3% in 2013.

Consumer prices, as measured by the IPCA, increased 6.41% in 2014. Accordingly, growth in consumer prices was higher than the inflation target established by the Central Bank of 4.5%. In 2012 and 2013, the increases in IPCA were 5.8% and 5.9%, respectively. Inflation, as measured by the Brazilian general price index (Índice Geral de Preços - Disponibilidade Interna), or the IGP-DI, calculated by the FGV, which includes wholesale, retail and home-building prices, increased 8.1% and 5.5% in 2012 and 2013, respectively. In 2014, the IGP-DI increased 3.78%.

As inflation rates measured by IPCA still remain above the inflation target, the Central Bank increased the basic interest rate (Sistema Especial de Liquidação e de Custódia), or SELIC rate, to 11.75% by the end of 2014, from 10.0% as of the end of 2013.

Brazil closed 2014 with a trade balance deficit of US$3.9 billion, compared to a surplus of US$2.6 billion at the end of 2013. Exports fell by 7% to US$225 billion, and imports decreased 4%, to US$229 billion. Foreign Direct Investments inflows into the country decreased slightly, reaching US$62 billion, compared to US$64 billion in 2013. On the other hand, portfolio investments increased to US$30 billion in 2014, in comparison to US$25.8 billion in 2013. As a consequence of this performance of external accounts, international reserves at the end of 2014 were US$374 billion, a decrease of US$1.7 billion compared to December 31, 2013.

This worsening in domestic economic data, such as inflation, external accounts, and interest rates, in addition to increased risk aversion in the international capital markets, led to a higher country risk in 2014. The J.P. Morgan Emerging Markets Bond Index Plus (EMBI + Brazil), which tracks total returns for traded external debt instruments in emerging markets, reached 259 basis points by the end of 2014, up from 224 basis points at the end of 2013 and 142 basis points at the end of 2012.

As a consequence, the real depreciated against the U.S. dollar in 2014 by 13.4%. The exchange rate on December 31, 2014 was R$2.66 per US$1.00, from R$2.34 per US$1.00 on December 31, 2013.

Our business is directly affected by the external environment and the Brazilian economy. If the Brazilian economy enters a period of prolonged recession, then demand for some telecommunications services is likely to decline. Similarly, depreciation of the Brazilian  real  against the U.S. dollar may reduce the purchasing power of Brazilian consumers and, as a consequence, negatively affect the ability of our customers to pay for our telecommunications services.

Impact of Inflation on Our Results of Operations

Before 2006, the fees we charged our customers were periodically adjusted by ANATEL based on the inflation rates measured by the IGP-DI.

Starting in 2006, telephone fees were indexed to the IST, which is a basket of Brazilian indexes that reflect the telecommunications sector’s operating costs. Such indexing reduced inconsistencies between revenue and costs in our industry and therefore reduced the adverse effects of inflation on our business. The IST for the twelve month period ending December 2014 was 5.9% according to the most recent data published by ANATEL.

The table below shows the Brazilian general price inflation (according to the IGP-DI, IPCA and the IST) for the years ended December 31, 2010 through 2014:

	Inflation Rate (%) as Measured by IGP-DI(1)	Inflation Rate (%) as Measured by IPCA(2)	Inflation Rate (%) as Measured by IST(3)
December 31, 2014	3.8	6.4	5.9
December 31, 2013	5.5	5.9	5.0
December 31, 2012	8.1	5.8	4.9
December 31, 2011	5.0	6.5	4.9
December 31, 2010	11.3	5.9	5.6

(1)	Source: IGP-DI, as published by the FGV.

(2)	Source: IPCA, as published by the IBGE.

(3)	Source: IST, as published by the Agência Nacional de Telecomunicações.

Discussion of Critical Accounting Estimates and Policies

The preparation of the financial statements included in this annual report in accordance with IFRS involves certain assumptions and estimates that affect the amounts presented for revenue, expenses, assets and liabilities and disclosures of contingent liabilities in the notes to the financial statements. Therefore, the uncertainty relating to these assumptions and estimates could lead to results that require a significant adjustment to the accounting value of assets or liabilities affected in future periods. Although we review these estimates and assumptions in the ordinary course of business, the presentation of our financial condition and results of operations often requires our management to make judgments regarding the effects on our financial condition and results of operations of matters that are inherently uncertain. Actual results may differ from those estimated under different variables, assumptions or conditions. For a summary of significant accounting policies and methods used in the preparation of those financial statements, see Note 3 to our Consolidated Financial Statements. The areas involving a higher degree of judgment or complexity are described below.

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

The carrying values and useful lives applied to the principal categories of property, plant and equipment, and intangibles, are disclosed in Notes 12 and 13 to our consolidated financial statements.

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

The carrying value of goodwill and the key assumptions used in performing the annual impairment assessment are disclosed in Notes 3(i) and 13 to our consolidated financial statements.

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

Additional information on provisions for tax, labor, civil and regulatory proceedings is disclosed in Notes 3(p) and 19 to our consolidated financial statements.

Pension and other post-retirement benefit plan

The cost of defined benefit retirement plans and other post-employment medical care benefits and the present value of pension obligations are determined using actuarial valuation methods. The actuarial valuation methods involve the use of assumptions about discount rates, expected future salary increases, mortality rates, health care costs trend rates and future increases in retirement benefits and pensions. The obligation of a defined benefit is highly sensitive to changes in these assumptions. All assumptions are reviewed at each year-end. The mortality rate is based on mortality tables available in the country. Future increases in wages and retirement benefits and pensions are based on expected future inflation for Brazil. The assumptions reflect historical experience and our judgment regarding future expectations.

The value of our net pension obligation at December 31, 2014, which is the key financial assumption used to measure the obligation as well as the sensitivity of our pension liability at December 31, 2014 and of the income statement charge in 2014/15 to changes in these assumptions, is disclosed in Note 32 to our consolidated financial statements.

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

Additional information on fair value of financial instruments is disclosed in Notes 3(k), (l) and (m) and 33 to our consolidated financial statements.

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

We evaluate the recoverability of deferred tax assets based on estimates of future results. This recoverability ultimately depends on our ability to generate taxable profits over the period in which the temporary difference is deductible. The analysis considers the reversal period of deferred tax liabilities, as well as estimates of taxable profits, based on updated internal projections reflecting the latest trends.

Determining the proper valuation of the tax items depends on several factors, including an estimate of the period and the realization of the deferred tax asset and the expected date of payments of these taxes. The actual flow of receipt and payment of income tax could differ from estimates made by us, as a result of changes in tax laws or of unexpected future transactions that may impact tax balances.

Additional information on taxes is disclosed in Notes 3(q), 7 and 16 to our consolidated financial statements.

Revenue recognition

Customer Loyalty Program

We have a customer loyalty program that allows customers to accumulate points when generating traffic for the use of our mobile services. The accrued points may be exchanged for handsets or services, provided the customer has a minimum stipulated balance of points. The consideration received is allocated to the cost of handsets or services and the related points earned based on the relative fair value. The fair value of the points is calculated by dividing the discount value granted as a result of the customer loyalty program by the amount of points needed to carry out the redemption. The fair value accrued on the balances of generated points is deferred and recognized as income upon redemption of points.

For determining the quantity of points to be recognized, we apply statistical techniques, which take into consideration assumptions such as estimated redemption rates, expiration dates, cancellation of points and other factors. These estimates are subject to variations and uncertainties due to changes in the redemption behavior of the customers.

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

Changes in estimates of fair values could affect the apportionment of revenue among the elements and, as a result, revenues in future years.

Additional information on revenue recognition is disclosed in Note 3(u) to our consolidated financial statements.

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

Additional information on provision for doubtful debts is disclosed in Notes 3(b) and 5 to our consolidated financial statements.

Sources of Revenue

The breakdown of our gross operating revenue is presented net of discounts granted. In addition, we categorize our revenue according to the following groups:

·	Fixed and mobile telephone services

Includes revenues from fixed and mobile telephone, principally:

·	Local: includes the sum of revenues from monthly subscription fees, installation fees, local services, public telephones and fixed-to-mobile revenues;

·	Domestic long-distance: includes the sum of fixed-to-mobile revenues and domestic long distance calls and domestic long-distance calls placed on public telephones;

·	International long-distance: includes the sum of revenues from international long distance calls and international long-distance placed on public telephones; and

·	Usage charges: include measured service charges for calls, monthly fee and other similar charges.

·	Data Transmission and value added services

·	Wholesale: includes the sum of infrastructure rental revenues; and

·
Value Added Services: VIVO Call Sound, Vivo Online Security, List Assistance, E-Health messages, and P2A Interactivity Services (Kantoo, Vivo Gol de Placa, Vivo Ligue Bebe, Vivo Futebol, Vivo Nutrição); and

·	Data Transmission: Fixed and mobile data including FTTH, xDSL, cable on the fixed side and 3G and 4G on the mobile side.

·	Interconnection fees

·	Interconnection fees are amounts we charge other cellular and fixed-line service providers for the use of our network.

·	Pay TV

·	Includes TV services through satellite, cable or IPTV technology.

·	Sale of goods and equipment

·	The sale of wireless devices and accessories.

·	Other Services

·	Other services include integrated solution services offered to residential and corporate clients, such as Internet access, private network connectivity and leasing of computer equipment; and

·	Other telecommunications services such as extended service, detects, voice mail and cellular blocker, among others.

Results of Operations

The following table sets forth certain components of our net income for each year ended December 31, 2014, December 31, 2013 and December 31, 2012 as well as the percentage change of each component.

	Year ended December 31,			Percent change	Percent change
	2014	2013	2012	2014-2013	2013-2012
	(in millions of reais)
Net operating revenue	35,000.0	34,721.9	33,919.7	0.8%	2.4%
Cost of services and goods	(17,222.7)	(17,542.2)	(16,557.5)	(1.8%)	5.9%
Gross profit	17,777.3	17,179.7	17,362.2	3.5%	(1.1%)
Operating expenses:
Selling	(10,466.7)	(9,686.1)	(8,693.7)	8.1%	11.4%
General and administrative	(1,803.9)	(2,177.9)	(2,145.3)	(17.2%)	1.5%
Other operating revenues, net	(397.7)	(383.4)	687.7	3.7%	̶
Total operating expenses, net	(12,668.3)	(12,247.4)	(10,151.3	3.4%	20.6%
Equity in earnings (losses) of associates	6.9	(55.1)	0.6	(112.5%)	(155.8%)
Operating income before financial expense, net	5,115.9	4,877.2	7,211.5	4.9%	(32.4%)
Financial expenses, net	(362.0)	(214.8)	(291.2)	68.5%	(26.2%)
Net income before tax and social contribution	4,753.9	4,662.4	6,920.3	2.0%	(32.6%)
Income tax and social contribution	182.7	(946.5)	(2,468.1)	̶	(61.7%)
Net income	4,936.6	3,715.9	4,452.2	32.9%	(16.5%)
Net income attributable to:
Controlling shareholding	4,936.6	3,715.9	4,453.6	32.9%	(16.6%)
Non-controlling shareholders	̶	̶	(1.4)	̶	̶
Net income	4,936.6	3,715.9	4,452.2	32.9%	(16.5%)

Results of Operations for the Year Ended December 31, 2014 Compared to the Year Ended December 31, 2013

Net Operating Revenue

Net operating revenue increased by 0.8% to R$35,000.0 million in 2014 from R$34,721.9 million in 2013 mainly due to the variations in our gross operating revenue discussed below.

Gross Operating Revenue

Our gross operating revenue increased by 1.3% to R$52,602.9 million in 2014 from R$51,908.0 million in 2013, primarily as a result of the increases in revenues from fixed and mobile data services, data transmission and value added services and Pay TV services. The table and descriptions below set forth explanations for these variations:

	Year ended December 31,		Percent change
	2014	2013	2014-2013
	(in millions of reais)
Telephone services	26,151.0	26,428.6	(1.1%)
Data transmission and value added services	18,355.3	16,294.9	12.6%
Interconnection fees charged	2,784.6	3,820.0	(27.1%)
Pay TV	684.6	587.4	16.5%
Sale of goods and equipment	3,424.9	3,479.8	(1.6%)
Other services	1,202.5	1,297.3	(7.3%)
Gross operating revenue	52,602.9	51,908.0	1.3%
Value-added and other indirect taxes	(17,602.9)	(17,186.1)	2.4%
Net operating revenues	35,000.0	34,721.9	0.8%

Telephone services: Revenue from telephone services decreased by R$277.6 million in 2014, or 1.1%, compared to 2013, primarily as a result of the 25% decrease in mobile termination rates mandated by ANATEL, which became effective in February 2014, as described in “Item 4. Information On The Company—B. Business Overview—Regulation of the Brazilian Telecommunications Industry—Mobile Services—Interconnection Fees—Mobile service.” This decrease was partially offset by an increase in our postpaid customer base.

Data transmission and value added services: Revenues from data transmission and value added services increased by R$2,060.4 million, or 12.6%, compared to 2013, primarily as a result of (1) increased sales of data services, (2) higher penetration of smartphones within our customer base and (3) migration of fixed broadband clients to higher speeds, increasing ARPU.

Interconnection fees: Revenues from interconnection fees decreased by R$1,035.4 million, a 27.1% decrease in relation to 2013, primarily a result of the 25% decrease in mobile termination rates mandated by ANATEL, which became effective in February 2014.

Pay TV: Revenues from Pay TV totaled R$684.6 million in 2014, a 16.5% increase compared to 2013, primarily as a result of (1) increases in our DTH and IPTV customer base and (2) increased adoption of high definition television services, which have higher ARPU.

Sale of goods and equipment: Revenues from the sale of goods and equipment in 2014 decreased by R$54.9 million or 1.6% compared to 2013, primarily as a result of the decline in the number of handsets sold due to the restrictive subsidy policy to which we are subject and which is currently granted only on sales of handsets to postpaid users with 4G data plans.

Others services: Revenues from other services decreased by R$94.8 million, or 7.3% compared to 2013, primarily as a result of the volatility in the sale of equipment linked to contracts with large clients.

Cost of Services and Goods

Cost of services and goods decreased by R$319.5 million, or 1.8%, to R$17,222.7 million in 2014 from R$17,542.2 million in 2013. The table and descriptions below set forth explanations for these variations:

	Year ended December 31,		Percent change
	2014	2013	2014-2013
	(in millions of reais)
Cost of goods sold	(2,107.1)	(2,117.9)	(0.5%)
Depreciation and amortization	(4,067.3)	(4,265.1)	(4.6%)
Outside services and other	(4,074.1)	(3,645.4)	11.8%
Interconnection fees	(3,176.3)	(3,842.3)	(17.3%)
Rent, insurance, condominium fees, and leased lines	(1,556.4)	(1,428.0)	9.0%
Personnel	(549.4)	(522.1)	5.2%
Taxes, fees and contributions	(1,692.1)	(1,721.4)	(1.7%)
Cost of services and goods	(17,222.7)	(17,542.2)	(1.8%)

Cost of goods sold: Our cost of goods sold decreased by R$10.8 million, or 0.5%, to R$2,107.1 million in 2014 from R$2,117.9 million in 2013, primarily as a result of a decline in the number of handsets sold as a result of the more restrictive subsidy policy, focused on handsets with 4G plans.

Depreciation and amortization: Costs related to depreciation and amortization decreased by R$197.8 million, or 4.6%, to R$4,067.3 million in 2014 from R$4,265.1 million in 2013, primarily as a result of the gain from the periodical review of the useful life of our fixed assets, which resulted in an increase in the average useful life for certain of our fixed assets. The total decrease in depreciation resulting from this review was R$528.4 million in 2014.

Outside services and other: Costs related to outside services and other increased by R$428.7 million, or 11.8%, to R$4,074.1 million in 2014 from R$3,645.4 million in 2013, primarily as a result of increases in (1) expenses related to plant maintenance and (2) the purchase of TV and mobile content.

Interconnection fees: Costs related to interconnection fees decreased by R$666.0 million, or 17.3%, to R$3,176.3 million in 2014, from R$3,842.3 million in 2013, primarily as a result of the 25% decrease in mobile termination rates mandated by ANATEL, which became effective in February 2014.

Rent, insurance, condominium fees and leased lines: Costs related to rent, insurance, condominium fees and leased lines increased by R$128.4 million, or 9.0%, to R$1,556.4 million in 2014, from R$1,428.0 million in 2013, primarily as a result of higher rental expenses in connection with sites where we install our antennas, which we increased as part of our continuing efforts to improve quality and increase capacity and coverage.

Personnel: Personnel expenses increased by R$27.3 million, or 5.2%, to R$549.4 million in 2014 from R$522.1 million in 2013, primarily as a result of our collective bargaining agreement, which was revised in January 2014 and renewed in September 2014.

Taxes, fees and contributions: Taxes, fees and contributions decreased by R$29.3 million, or 1.7%, to R$1,692.1 million in 2014, from R$1,721.4 million in 2013, primarily as a result of a reduction in the costs related to tax inefficiencies we had prior to our corporate restructuring, which was completed on July 1, 2013.

Operating Expenses

Operating expenses increased by R$420.9 million, or 3.4%, to R$12,668.3 million in 2014, from R$12,247.4 million in 2013, primarily as result of an increase in selling expenses, which was partially offset by a reduction in general and administrative expenses. The table and descriptions below set forth explanations for these variations:

	Year ended December 31,		Percent change
	2014	2013	2014-2013
	(in millions of reais)
Selling expenses	(10,466.7)	(9,686.1)	8.1%
General and administrative expenses	(1,803.9)	(2,177.9)	(17.2%)
Other net operating income (expense)	(397.7)	(383.4)	3.7%
Total	(12,668.3)	(12,247.4)	3.4%

Selling expenses: Our selling expenses increased by R$780.6 million, or 8.1%, to R$10,466.7 million in 2014 from R$9,686.1 million in 2013, primarily as a result of our focused sales efforts to increase the higher-value services that we provide, particularly in postpaid mobile voice and data as well as fiber.

General and administrative expenses: Our general and administrative expenses decreased by R$374.0 million, or 17.2%, to R$1,803.9 million in 2014, from R$2,177.9 million in 2013, primarily as a result of stricter cost controls with savings primarily concentrated in rental costs and the effects of the review of the useful life of our fixed assets, which resulted in an increase in the average useful life for certain of our fixed assets.

Other net operating income (expense): Other net operating expenses increased by R$14.3 million, or 3.7%, to R$397.7 million in 2014, from R$383.4 million in 2013. This increase is a result of the proceeds received from the sale of assets in 2013, which did not recur in 2014.

Financial Expenses, Net

For the year ended December 31, 2014, net financial expenses reached R$362.0 million, increasing by R$147.2 million or 68.5% when compared to the period ended December 31, 2013, mainly due to higher average indebtedness in 2014.

Income Tax and Social Contribution

We recorded income from income tax and social contribution in the amount of R$182.7 million in 2014, compared to an expense of R$946.5 million in 2013. This variation was a result of Law No. 12,973, which became effective in 2014. Law No. 12,973 caused us to revise our tax basis of certain intangible assets resulting from business combinations, which resulted in a positive impact of R$1,195 million. For additional information, see “Item 10.Additional Information—E. Taxation—Brazilian Tax Considerations” and Note 27 to our financial statements.

The effective rate of income tax and social contribution decreased to 3.84% in 2014 compared with 20.3% in 2013, which is a result of the revisions described above as well as an increase in the distribution of interest on shareholders’ equity during 2014, which is deductible for purposes of calculating income tax and social contributions based on income.

Results of Operations for the Year Ended December 31, 2013 Compared to the Year Ended December 31, 2012

Net Operating Revenue

Net operating revenue increased by 2.4% to R$34,721.9 million in 2013 from R$33,919.7 million in 2012, mainly due to the variations in our gross operating revenue discussed below.

Gross Operating Revenue

Our gross operating revenue increased 3.3% to R$51,908.0 million in 2013 from R$50,264.6 million in 2012, impacted by increases in revenue from (1) fixed and mobile telephone services, (2) mobile value added services and  sales of goods and equipment, primarily from an increase in smartphone sales. The variations are explained as follows:

	Year ended December 31,		Percent change
	2013	2012	2013-2012
	(in millions of reais)
Telephone services	26,428.6	26,555.1	(0.5%)
Data transmission and value added services	16,294.9	14,389.8	13.2%
Interconnection fees charged	3,820.0	4,453.4	(14.2%)
Pay TV	587.4	805.3	(27.1%)
Sale of goods and equipment	3,479.8	2,792.6	24.6%
Other services	1,297.3	1,268.4	2.3%
Gross operating revenue	51,908.0	50,264.6	3.3%
Value-added and other indirect taxes	(17,186.1)	(16,344.9)	5.1%
Net operating revenues	34,721.9	33,919.7	2.4%

Telephone services: There was a decrease of R$126.5 million in revenue from telephone services, or 0.5%, primarily as a result of a decrease in the fixed-to-mobile tariff (VC) in April 2013. This decrease was partially offset by the increase in postpaid plans called “Vivo ilimitado.”

Data transmission and value added services: Revenue from data transmission and value added services increased by R$1,905.1 million, or 13.2%, compared to 2012, primarily as a result of (1) the growth in sales of 3G, 3G Plus and 4G postpaid data packages tied to smartphones and (2) an increase in sales of data packages to prepaid customers.

Interconnection fees: Revenue from interconnection fees decreased by R$633.4 million, a 14.2% decrease in relation to 2012, primarily as a result of the decrease in mobile termination rates that occurred in April 2013.

Pay TV: Revenue from Pay TV totaled R$587.4 million in 2013, a decrease of 27.1% in relation to 2012, primarily as a result of the disconnection of MMDS customers due to the occupation of the spectrum by 4G operators. It was partially offset by an increase in DTH sales since June 2013, reflecting the selective relaunching of DTH TV services in some regions of São Paulo.

Sale of goods and equipment: Revenue from the sale of goods and equipment in 2013 totaled R$3,479.8 million, an increase of 24.6% compared to 2012. The variation in 2013 is mainly explained by increases in smartphone sales and postpaid customers, and by the change in our sales model for SME customers.

Others services: Revenues from other services totaled R$1,297.3 million, an increase of 2.3% compared to 2012. This increase is mainly a result of higher hardware sales for corporate SME customers.

Cost of Services and Goods

The following table sets forth the components of our costs of services and goods sold for 2013 and 2012, as well as the percentage change from the previous year.

	Year ended December 31,		Percent change
	2013	2012	2013-2012
	(in millions of reais)
Cost of goods sold	(2,117.9)	(1,801.9)	17.5%
Depreciation and amortization	(4,265.1)	(4,131.8)	3.2%
Outside services and other	(3,645.4)	(3,373.1)	8.1%
Interconnection fees	(3,842.3)	(4,012.1)	(4.2%)
Rent, insurance, condominium fees, and leased lines	(1,428.0)	(969.3)	47.3%
Personnel	(522.1)	(459.7)	13.6%
Taxes, fees and contributions	(1,721.4)	(1,809.6)	(4.9%)
Cost of services and goods	(17,542.2)	(16,557.5)	5.9%

Cost of services and goods increased by 5.9% to R$17,542.2 million in 2013 from R$16,557.5 million in 2012. The variations are explained as follows:

Cost of goods sold: Cost of wireless devices and accessories increased by 17.5% to R$2,117.9 million in 2013, from R$1,801.9 million in 2012, primarily as a result of (1) an increase in smartphone sales, which is a result of higher sales of postpaid and data plans, (2) a change in our sales model for SME customers, and (3) an increase in hardware sales for corporate customers.

Depreciation and amortization: Depreciation and amortization expenses increased by 3.2% to R$4,265.1 million in 2013, from R$4,131.8 million in 2012, primarily as a result of investments in transmission infrastructure and network.

Outside services and other: Cost of outside services and other increased by 8.1% to R$3,645.4 million in 2013, from R$3,373.1 million in 2012, primarily as a result of (1) an increase in mobile content as a result of a higher number of applications offered to our customer base and (2) an increase in Pay TV content.

Interconnection fees: Interconnection fees decreased by 4.2% to R$3,842.3 million in 2013, from R$4,012.1 million in 2012, primarily as a result of the reduction of mobile termination rates beginning in April 2013.

Rent, insurance, condominium fees, and leased lines: Rent, insurance, condominium fees, and leased lines increased by 47.3% to R$1,428.0 million in 2013, from R$969.3 million in 2012, primarily as a result of (1) the leaseback of sold tower spaces and (2) the expansion of 3G and 4G coverage.

Personnel: Personnel expenses increased by 13.6% to R$522.1 million in 2013, from R$459.7 million in 2012, primarily as a result of (1) the organizational restructuring action carried out in 2012 and (2) the collective bargaining agreement implemented in January 2013.

Taxes: Taxes decreased by 4.9% to R$1,721.4 million in 2013, from R$1,809.6 million in 2012, primarily as a result of a reduction in the FISTEL fee mainly due to a restructured policy in prepaid disconnections and costs associated with the renewal of concession licenses and authorization, which is based upon a percentage of revenues, explained by lower fixed revenue.

Operating Expenses

The following table sets forth the components of our operating expenses for each of the years ended December 31, 2013 and 2012, as well as the percentage change from the prior year.

	Year ended December 31,		Percent change
	2013	2012	2013-2012
	(in millions of reais)
Selling expenses	(9,686.1)	(8,693.7)	11.4%
General and administrative expenses	(2,177.9)	(2,145.3)	1.5%
Other net operating income (expense)	(383.4)	687.7	(155.8)%
Total	(12,247.4)	(10,151.3)	20.6%

Operating expenses increased by 20.6% to R$12,247.4 million in 2013, from R$10,151.3 million in 2012, primarily as a result of an increase in selling expenses.

Selling expenses: Selling expenses increased by 11.4% to R$9,686.1 million in 2013, from R$8,693.7 million in 2012, primarily as a result of (1) our focused selling efforts to improve fixed services and (2) an increase in our base of postpaid mobile customers, which was supported by a sales policy focused on adding value. The most relevant drivers of selling expenses were: commissions, which are tied to increased sales of data packages, call center and advertising related to the fixed services turnaround.

General and administrative expenses: General and administrative expenses increased by 1.5% to R$2,177.9 million in 2013, from R$2,145.3 million in 2012. The lower increase (compared to the increase in 2012 as compared to 2011) was primarily due to cost cutting measures implemented by us during the year.

Other net operating income (expense): The net amount of other operating income (expense) decreased to an expense of R$383.4 million in 2013, from income of R$687.7 million in 2012. The net disposal proceeds from the sale of towers in 2012 in the amount of R$1,114 million explains the decrease of 155.8% in 2013 as compared to 2012.

Financial Expenses, Net

For the year ended December 31, 2013, net financial expenses reached R$214.8 million, decreasing by R$76.4 million or 26.2% when compared to the period ended December 31, 2012, mainly due to lower average indebtedness in 2013.

Income Tax and Social Contribution

We recorded expenses from income tax and social contribution in the amount of R$946.5 million in 2013, a decrease of 61.7% from an expense of R$2,468.1 million in 2012. The decrease in 2013 was due to lower income before income tax and social contribution. The effective rate of income tax and social contribution decreased to 20.3% in 2013 compared with 35.7% in 2012, mainly due to interest on shareholders’ equity payments made in 2013, which is deductible for income tax purposes, and also to recognition of tax losses carry forwards in our subsidiary TData not recognized in previous years.

B. Liquidity and Capital Resources

General

We fund our operations and capital expenditures primarily from operating cash flows, loans obtained from financial institutions or development banks, and debentures. As of December 31, 2014, we had R$4.7 billion in cash and cash equivalents.  We do not have any material unused sources of liquidity.

Our principal cash requirements include:

·	the servicing of our indebtedness;

·	capital expenditures; and

·	the payment of dividends.

In addition, we have agreed to pay a portion of the price for the acquisition of GVT in cash and a portion in kind, in the form of our common and preferred shares, as further described in “Item 4. Information on the Company—A. History and Development of the Company—Historical Background—Acquisition of GVT.” We expect to fund the payment of the cash portion with a capital increase.

Our management believes that our sources of liquidity and capital resources, including working capital, are adequate for our present requirements.

Sources of Funds

Our cash flow from operations was R$9.4 billion in 2014, a decrease of 2% compared to R$9.6 billion in 2013.  The decrease in cash flow from operations was a result of higher costs during the year, particularly with (1) expenses with third party services, due to network expansion and maintenance efforts in our fixed and mobile networks and (2) selling expenses, due to higher commercial activity, mainly in the mobile postpaid and fixed broadband and Pay TV businesses.  Extraordinary tax benefits and organizational restructuring events have also impacted cash flow from operations, positively in 2013 and negatively in 2014. Additionally, a decrease in the fixed-to-mobile tariffs, resulting from changes in regulation, impacted our net operating revenue during 2014.

Our cash flow from operations was R$9.6 billion in 2013, a decrease of 4.8% compared to R$10.1 billion in 2012.  The decrease in cash flow from operations is a result of higher costs during the year, particularly with (1) expenses with third party services, due to significant efforts during the year to improve the performance of the fixed voice business and acquire high value mobile customers and (2) services rendered related to maintenance and expansion of the fixed and mobile networks. Extraordinary events, such as the sale of non-strategic assets, positively impacted our cash flow from operations in 2012, contributing to the decline in 2013. Additionally, the maturity of fixed voice and MTR reduction, a result of changes in regulations, impacted our net operating revenue during 2013.

Uses of Funds

Our cash flow used in investing activities was R$7.6 billion in 2014 compared to R$5.5 billion in 2013. The increase in cash flow used in investing activities of 37% in 2014 compared to 2013 was primarily due to (1) an increase in investments in residential fiber, mobile 3G/4G and dedicated corporate networks and (2) the payment of license fees.

Our cash flow used in investing activities was R$5.5 billion in 2013 compared to R$3.7 billion in 2012. The increase in cash flow used in investing activities of 49.0% in 2013 compared to 2012 was primarily due to (1) payment of license fees and (2) an increase in investments.

Our cash flow used in financing activities was R$3.6 billion in 2014 compared to R$4.6 billion in 2013. The 22% decrease in cash flow used in financing activities in 2014 compared to 2013 was due primarily to a R$2.1 billion decrease in payment of dividends and interest on equity in 2014 compared to 2013, partially offset by a decrease in the amount of debentures issued and renegotiated in 2014.

Our cash flow used in financing activities was R$4.6 billion in 2013 compared to R$2.1 billion in 2012. The increase in cash flow used in financing activities of 121.2% in 2013 compared to 2012 was due primarily to a R$1.0 billion increase in the payment of dividends and interest on equity in 2013 compared to 2012, along with increased payments of debentures and loans.

Indebtedness

As of December 31, 2014, our total debt was as follows:

Debt	Currency	Annual interest rate payable	Maturity	Total amount outstanding (in millions of reais)
BNDES loans and financing	R$	TJLP + 0% to 9%	2019	1,734.4
BNDES loans and financing	R$	2.5% to 8.7%	2023	308.4
BNDES loans and financing	UMBNDES	ECM(1) + 2.38% yearly	2019	520.2
BNB – Banco do Nordeste loans and financing	R$	10.0%	2016	122.1
BEI – Banco Europeu de Investimentos	US$	4.18%	2015	717.0
Debentures	R$	100% of the CDI + 0.68% to 106.8% of the CDI	2018	4,053.2
Debentures	R$	IPCA + 0.5% to IPCA +4.0%	2021	113.4
Finance leases(2)	R$		2033	230.3
BBVA commission	R$	0.43%	2015	0.3
Total debt				7,799.3
Current				2,264.6
Long-term				5,534.7

(1)	The Currency Basket Charge (Encargos da Cesta de Moedas), or ECM, is a rate disclosed by BNDES on a quarterly basis.

(2)	Our finance leases are related to towers and rooftops, IT equipment leases, infrastructure rent and other means of transmission.

Interest and principal payments on our indebtedness as of December 31, 2014 due in 2015 and 2016 total R$2,264.5 million and R$602.9 million, respectively.

The agreements that govern the majority of our outstanding loans and financings contain certain standard restrictive covenants, including financial covenants. These agreements may provide for the acceleration of the full balance of our obligations in the event of any default. In general, these agreements are subject to acceleration of maturity upon: (i) the inclusion in our shareholders’ agreement, bylaws or articles of incorporation or those of the companies that control us of conditions leading to restrictions or loss of ability to pay financial obligations arising from these agreements ; (ii) a conviction or final judgment against us in connection with child labor, slave labor or a crime against the environment; or (iii) liquidation, dissolution, insolvency; voluntary bankruptcy, judicial or extrajudicial recovery to any creditor or class of creditors.

As of December 31, 2014, we were not in default of any of our obligations and therefore none of our liabilities were subject to acceleration.

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

On December 31, 2014, 15.9% of our R$7.8 billion of financial indebtedness was denominated in U.S. dollars and UMBNDES. See Note 33 to the Consolidated Financial Statements. Devaluation of the real causes exchange losses on foreign currency-denominated indebtedness and commitments and exchange gain on foreign currency-denominated assets and corporate stakes in foreign companies.

We use derivative instruments to limit our exposure to exchange rate risk. Since September 1999, we have hedged all of our foreign currency-denominated bank debt using swaps. Since May 2010, the company began using net balance coverage, which is the hedging of net positions in foreign exchange exposures, or assets (issued invoices) minus liabilities (received invoices) for foreign exchange exposures, substantially reducing our risk to fluctuations in exchange rates. We could still continue to face exchange rate exposure with respect to our planned capital expenditures however, as approximately 36.6% is denominated or indexed in foreign currencies (mostly U.S. dollars). We systematically monitor the amounts and time of exposure to exchange rate fluctuations and may hedge positions when deemed appropriate.

By far the largest part of our reais denominated debt originally pays interest as a percentage of the CDI or has been swapped to do so. The CDI – Certificate of Interbank Deposits (Certificado de Depósito Interbancário) is an index based upon the average rate of operations transacted among the banks within Brazil. With the CDI being a floating rate, we remain exposed to market risk. This exposure to the CDI is also present in long derivatives positions and financial investments, which are indexed to percentages of the CDI.

Capital Expenditures and Payment of Dividends

Our principal capital requirements are for capital expenditures and payments of dividends to shareholders. Capital expenditures consisted of additions to property, plant and equipment and additions to intangible assets, including licenses which totaled R$9.1 billion, R$6.0 billion and R$6.1 billion for the years ended December 31, 2014, 2013 and 2012, respectively. These expenditures relate primarily to the expansion of our network. We may seek financing for part of our capital expenditures and cash management assistance from the Brazilian government, in particular from BNDES, which is the main government financing agent in Brazil, as well as from the local or foreign capital markets or from local and foreign financial institutions. See “Item 4. Information on the Company—A. History and Development of the Company—Capital Expenditures.”

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

We may also make additional distributions to the extent that we have profits and reserves available to distribute. All of the above distributions may be made as dividends or as tax-deductible interest on shareholders’ equity. Interest on shareholders’ equity are tax-deductible payments pursuant to Brazilian Corporate law, that a company may make, in addition to dividends, which the company may treat as financial expenses for tax and social contribution purposes.  For more information on the payment of interests on shareholders’ equity, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividends and Dividend Distribution Policy—Dividends and Interest on Shareholders’ Equity.” We paid dividends and interest on shareholders’ equity of R$2.4 billion, R$4.5 billion and R$3.5 billion in 2014, 2013 and 2012, respectively.

Our management expects to meet 2015 capital requirements primarily from cash provided from our operations. Net cash provided by operations was R$9.4 billion, R$9.6 billion, and R$10.1 billion in 2014, 2013 and 2012, respectively.

Adjustments to net income for purposes of calculating the basis for dividends include allocations to various reserves that effectively reduce the amount available for the payment of dividends. For the fiscal year ended December 31, 2014, in addition to the interim dividend and interest on own capital payments made in 2014 and 2015, management decided to propose an additional dividends payment to shareholders in the amount of R$18 million. The proposal to pay dividends will be approved at the shareholders’ meeting that will approve the 2014 annual report. See “Item 3. Key Information—D. Risk Factors—Risks Relating to the Preferred Shares and the ADSs—Holders of our Preferred Shares and ADSs generally do not have voting rights” and “Item 10. Additional Information—B. Memorandum and Articles of Association—Description of Our Bylaws—Voting Rights.”

New Accounting Pronouncements

Recently Adopted Standards

The consolidated financial statements were prepared and are being presented in accordance with IFRS.

We adopted all the standards, revisions of standards and interpretations issued by the IASB, effective as of January 1, 2014, including:

IFRS 2 Share Based Payments: These amendments changed the definition of performance conditions and its implementation is effective beginning on or after July 1, 2014. We do not believe that these amendments may significantly impact our financial position or results of operations.

IFRS 3 Business Combination: The amendments changed the accounting for contingent consideration in a business combination.  Contingent considerations on acquisition of a business that is not classified as equity is subsequently measured at fair value through profit or loss, whether or not included in the scope of IFRS 9 Financial Instruments.  These changes are effective for new business combinations consummated on or after July 1, 2014.

There were no business combinations in 2014. We consider the application of these changes to any business combinations that occur beginning on or after July 1, 2014.

IFRS 8 Operating Segments: These amendments are related to the aggregation of operating segments, which can be combined / aggregated whether they are in accordance with the criteria of the rule, in other words, if the segments have similar economic characteristics and are similar in other qualitative aspects. If they are combined, the entity shall disclose the economic characteristics used to assess whether the segments are similar. These amendments became effective as from July 1, 2014. Since we operate in a sole operating segment, this standard does not significantly impact our segment disclosure.

IFRS 13 Fair Value Measurement: This amendment expands the application of the exception to financial assets portfolio, financial liabilities and other contracts.  The amendment is prospective as from July 1, 2014. The application of this standard does not entail significant impacts on our financial position.

IFRIC 21 Levies: This amendment became effective for annual periods beginning on or after January 1, 2014 and provides guidance on when to recognize a liability for a non-income tax or levy when the obligating event occurs. For a levy that is triggered upon reaching a minimum threshold, the interpretation clarifies that no liability is recognized before the specified minimum threshold is reached. The application of this amendment did not entail significant impacts on our financial position.

IAS 19 - Defined Benefit Plans: Employee Contributions (Amendments to IAS 19): These amendments mandate that an entity has to consider contributions from employees (or third parties) when accounting for defined benefit plans. Contributions that are linked to service must be attributed to periods of service as a reduction of service cost. If the amount of the contributions is independent of the number of years of service, contributions may be recognized as a reduction in the service cost in the period in which the related service is rendered. These amendments became effective for annual periods beginning on or after July 1, 2014 retrospectively and did not significantly impact our financial position or results of operations.

IAS 24 Related Party Disclosures: The amendment to this standard clarifies that a management entity of other entity that provides key personnel for provision of management services is a subject related to related party disclosures. Additionally, an entity that used a management entity shall disclose the expenses incurred with management services. Amendments become effective as from July 1, 2014 on a retrospective basis. The application of these amendments does not entail significant impacts on our related party disclosures.

IAS 32 Offsetting Financial Assets and Financial Liabilities: This amendment became effective for annual periods beginning on or after January 1, 2014 and clarifies the meaning of “currently has a legally enforceable right to set off the recognized amounts” and the criteria that would qualify for the settlement mechanisms of clearing house systems that are not simultaneous.  The application of this amendment did not entail significant impacts on our financial position or results of operations.

IAS 36 Impairment of Assets: This amendment became effective for annual periods beginning on or after January 1, 2014 and eliminates unintended consequences of IFRS 13 Fair Value Measurement on disclosures required by IAS 36. In addition, these amendments require the disclosure of recoverable amounts of assets or Cash Generating Units (CGU) for which a provision for impairment has been recognized over the period. The application of this amendment does not impact our disclosures.

IAS 39 Novation of Derivatives and Continuation of Hedge Accounting: This amendment became effective for annual periods beginning on or after January 1, 2014 and introduces a relief regarding discontinuance of hedge accounting where a derivative, which is designated as hedging instrument, is renewed if specific conditions are met. The application of this amendment does not entail significant impacts on our financial position.

Recently Issued Standards

New IFRS standards and interpretations of the IFRIC (IFRS Interpretations Committee of the IASB) have been issued but their application was not mandatory.

IFRS 9 Financial Instruments: In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments which reflects all phases of the financial instruments project and replaces IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. IFRS 9 is effective for annual periods beginning on or after 1 January 2018, with early application permitted. Retrospective application is required, but comparative information is not compulsory. Early application of previous versions of IFRS 9 (2009, 2010 and 2013) is permitted if the date of initial application is before 1 February 2015. The adoption of IFRS 9 will have an effect on the classification and measurement of the Company’s financial assets, but no impact on the classification and measurement of the financial liabilities. We have not quantified the effects on the consolidated financial statements.

IFRS 15 Revenue from Contracts with Customers: IASB disclosed IFRS 15 – Revenue from Contracts with Customers, which requires that an entity should recognize the amount of income, reflecting the amount expected to be received in exchange of the control of these goods or services. When adopted, this standard shall replace most part of the detailed guidance on income recognition currently existing (standards IAS 11, IAS 18, IFRIC 13, IFRC 15 and IFRIC 18). This standard is applicable as from years starting on January 1, 2017, and can be adopted on a retrospective basis or by using a cumulative effect approach. The Company is evaluating the impacts on its financial statements and disclosures and have neither defined the transition method nor determined the potential impacts on its financial statements.

C. Research and Development, Patents and Licenses

Research and Development

We operate in a fast-paced, dynamic and convergent industry, which demands that our products and services be continuously revamped to keep up with growth expectations. Accordingly, our Strategic Innovation Unit (created in 2005) continues to develop new products and services to be tested or launched by us in the near future.

In addition, to keep pace with constant innovation, we created a business incubator that allows us to easily handle emerging business opportunities of large sizes or risks that otherwise would be difficult to manage by our current business units. In 2014, we invested R$0.6 million in innovation.

The table below presents our investments in development, update and modernization of systems to support the launch of new products and services. In 2014, we invested R$37.6 million in development.

R&D investments	2014	2013	2012
	(in millions of reais)
Development	37.6	18.2	22.7
Innovation (business incubator and tests)	0.6	0.2	0.7
Total	38.2	18.4	23.4

Patents and Licenses

Our principal intellectual property assets include:

·	permission to use the trademark name “Telefônica” and all names derived from “Telefônica”;

·	our name “Telefônica Brasil S.A.”;

·	our commercial brand in Brazil, “Vivo,” and its sub-brands such as “Vivo Fixo,” Vivo TV,” “Vivo Internet,” “Meu Vivo,” “Vivo Empresas,” “Vivo Play,” and “Vivo Fibra,” among others;

·
our past commercial brands, “Super 15” for long-distance services, “Speedy” for broadband products, “DUO” for telephone and broadband service and “TRIO” for telephone, broadband and Digital TV service.

D. Trend Information

For 2015, concerns about the macroeconomic scenario may shape telecom industry trends.  Consumption will still lead a year of growth in the telecommunication market revenues, driven by services penetration mainly in data and TV. We expect companies in the industry to maintain the trend of consolidation and to offer integrated (bundled) services. In addition to the increasing pressure on ARPUs and opening gap between accesses and revenue growth, we expect our competition to be more aware of the need to sustain quality of services, which requires significant investment and may adversely affect results. Data services (mobile and fixed) will be the most relevant growth driver, leveraged by the adoption of smartphones and services beyond connectivity. In the fixed-line business, we expect technological evolution as the way to explore the ultra-broadband and Pay TV markets value. We are well positioned to explore these opportunities, since our organization and resources are focused on developing business in these areas, always sustained by the quality of our services differentiated from our competitors.

ANATEL established a gradual reduction, from 2016 to 2019, for network termination tariffs. From 2020 onwards, the tariffs will be defined based on a cost model.

E. Off-balance-Sheet Arrangements

None.

F. Tabular Disclosure of Contractual Obligations

Our contractual obligations and commercial commitments as of December 31, 2014 are as follows:

	Total	Up to year	1-3 years	4-5 years	After 5 years
	(in millions of reais, as of December 31, 2014)
Contractual obligations
Loans, financing and leases	3,633	1,509	1,672	333	119
Debentures	4,166	755	3,339	58	14
Pension and other post-retirement benefits	456	24	46	43	343
Other long-term obligations (1)	9,919	1,285	2,399	2,007	4,228
Total contractual obligations	18,174	3,573	7,456	2,441	4,704

Commercial commitments
Trade accounts payable	7,641	7,641	–	–	–
Total commercial commitments	7,641	7,641	–	–	–

(1)	Minimum lease payments on operating leases of rental of equipment, facilities and stores, administrative buildings, and cell sites.

Long-Term Debt – Loans, financing, leases and debentures

Amount
Year ending December 31,	(in millions of reais, as of December 31, 2014)
2016	603
2017	2,560
2018	1,848
2019	357
2020	34
2021 and forward	133
Total	5,535

G. Safe Harbor

See “Cautionary Statement Regarding Forward-Looking Statements.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

We are managed by a Board of Directors (Conselho de Administração) and an Executive Committee (Diretoria).

Board of Directors

Our Board of Directors comprises a minimum of five (5) and a maximum of seventeen (17) members, all shareholders, elected and dismissed by the shareholders at the shareholders’ meeting, serving for a term of three years. The following is a list of the current members of our Board of Directors, their respective positions and dates of their election. The members of our Board of Directors are currently mandated until the ordinary general meeting scheduled to take place in April 2016.
Name	Position	Date of Appointment
Antonio Carlos Valente da Silva	Chairman	April 16, 2013
Santiago Fernández Valbuena	Vice-Chairman	April 16, 2013
Antonio Gonçalves de Oliveira	Director	April 16, 2013
Eduardo Navarro de Carvalho	Director	April 16, 2013
Francisco Javier de Paz Mancho	Director	April 16, 2013
José Fernando de Almansa Moreno-Barreda	Director	April 16, 2013
Luciano Carvalho Ventura	Director	April 16, 2013
Luis Javier Bastida Ibarguen	Director	April 16, 2013
Luiz Fernando Furlan	Director	April 16, 2013
Narcís Serra Serra	Director	April 16, 2013
Paulo Cesar Pereira Teixeira	Director	April 16, 2013
Roberto Oliveira de Lima	Director	April 16, 2013

Set forth below are brief biographies of our directors:

Antonio Carlos Valente da Silva is 62 years old and has served as Chairman of the Board of Directors of Telefônica Brasil S.A. since December 2006, Chief Executive Officer of Telefônica Brasil S.A. since January 2007 and member of the Committee of Appointments, Compensation and Corporate Governance of Telefônica Brasil S.A. He is the Chief Executive Officer of Telefônica Data S.A. He is also the President of the Board of Trustees of Fundação Telefônica, Vice-President Director of SP Telecomunicações Participações Ltda., Chairman of the Board of Directors of Telefônica Factoring do Brasil Ltda. member of the Control Committees of Media Networks Brasil Soluções Digitais Ltda., Telefônica Transportes e Logística Ltda. and of Telefônica Serviços Empresariais do Brasil Ltda. He was the Chief Executive Officer of the extinguished companies Vivo S.A., A. TELECOM S.A., Telefônica Sistemas de Televisão S.A., Ajato Telecomunicação Ltda., Lemontree Participações S.A., GTR-T Participações e Empreendimentos S.A., Comercial Cabo TV São Paulo S.A. and TVA Sul Paraná S.A. He was the Chief Executive Officer of Vivo Participações S.A. from May 10, 2011 until October 3, 2011. He was the Vice-President of Telebrasil (Brazilian Association of Telecommunications), Vice-President of Sinditelebrasil (National Union of Fixed and Mobile Telephone Service Operators) and Vice-President of Febratel (Brazilian Federation of Telecommunications) from 2010 through 2013. He was President of Ahciet (Asociación Iberoamericana de Centros de Investigación y Empresas de Telecomunicaciones) in the period from 2007 to 2011, current President of the Official Spanish Chamber of Commerce in Brazil and former President of the Euro-chambers in Brazil (an association that gathers the main Chambers of Commerce in the European Union). He is also a member of the CDES (Economic and Social Development Council of the Presidency of the Republic of Brazil), member of the Advisory Council of CPqD, (Telecommunications Research and Development Center), member of the Executive Committee of ABDIB (Brazilian Infrastructure and Base Industries Association), and member of COINFRA (FIESP’s Infrastructure Commission). He has a degree in Electrical Engineering from PUC/RJ and has significant experience in the telecommunications market, in which he has been working since 1975. He has an MBA degree from PUC/RJ and has concluded several specialization courses in telecommunication systems in Brazil and abroad, as well as several specialization courses in business management, including corporate strategy at MIT/Sloan.

Santiago Fernández Valbuena, is 56 years old and acts as Vice Chairman of the Board of Directors of Telefônica Brasil S.A. and CEO of Telefónica Internacional, S.A. Mr. Valbuena is Sole Manager of Telefónica Capital, S.A., Chairman of Fonditel Pensiones, Entidad Gestora de Fondos de Pensiones, S.A. (E.G.F.P.) and Alternate Officer of Telefonica Chile, S.A. He is also Main Officer of Colombia Telecomunicaciones, S.A., E.S.P., Director Owner and Vice Chairman of Telefónica Móviles Mexico, S.A. de C.V. and Chairman of Telefónica America S.A. He is also CEO of SP Telecomunicações Participações Ltda. Since 2012 he has been a member of the Board of Directors of Telefónica S.A. In 2010 he was named the Strategy, Finance and Development Officer of Telefónica group. From 2002 to 2012 he was CFO and finance officer of Telefôncia Group.  During this time he was also responsible for the procurement, human resources and systems area of the Group, as well as internal auditing, corporate development, and was responsible for our subsidiaries.  In 1997, he joined the Telefónica group as head of Fonditel, the pension and social security arm of the Telefónica group in Spain.  He has served as a member of the board of directors of Portugal Telecom and Endemol Holding, in the Netherlands.  Previously, Mr. Valbuena was an officer of Société Generale Valores and of Beta Capital in Madrid. He holds an economics degree from the Universidad Complutense in Madrid and a PhD and Master in economics from Northeastern University in Boston.

Antonio Gonçalves de Oliveira is 70 years old and is a member of our Board of Directors and Control and Audit Committee of Telefônica Brasil S.A. since September 2011.  Mr. Oliveira is the vice-president of the Association of Friends of the Museum of Contemporary Art of the University of São Paulo since 2011. He was also a member of the Board of Directors of Paranapanema S.A., from April 2012 to April 2014, and a member of the Fiscal Board of Klabin S.A., from April 2010 until April 2013. He was a member of the Board of Directors of Vivo Participações S.A. from March 2001 to September 2011, and of its Control and Audit Committee from July 2005 to September 2011, being its president for 5 years. Mr. Oliveira was also a member of the Board of Directors of TELESP Celular S.A. and a member of the Board of Directors and of the Control and Audit Committee of the following companies: Tele Sudeste Celular Participações S.A., Telemig Celular Participações S.A., Telemig Celular S.A., Tele Leste Celular Participações S.A., Tele Centro Oeste Celular Participações S.A. and Celular CRT Participações S.A., until these companies ceased to exist, due to their incorporation by Vivo Participações S.A. Mr. Oliveira was the Chairman of the Fiscal Council of Bahia’s Electricity Company (Companhia de Eletricidade da Bahia), or COELBA, from April 2006 to April 2008, chairman of the Association of Friends of the Museum of Contemporary Art of USP (Associação de Amigos do Museu de Arte Contemporânea da USP), from 2006 to 2010, member of the Fiscal Counsel of Iguatemi Shopping Centers, from 2007 to 2008, and was in the Fiscal  Board of Melpaper, from 2009 to 2010. Mr. Oliveira was also a member of the Council of Representatives of the Federation of Industries of the State of São Paulo (Federação das Indústrias do Estado de São Paulo), or FIESP. Mr. Gonçalves de Oliveira is an elected member of the Advisory Board of The Welfare Fund for Employees of Banco do Brasil (Caixa de Previdência dos Funcionários do Banco do Brasil), or PREVI, and from 2008 to 2012, he was also a member of the Council of Social and Economic Development of the Brazilian government and of the Working Group for Small and Medium Enterprises in Mercosul, nominated by the Brazilian government. He was member of the Steering Committee and Management of the Banco do Povo de Estado de São Paulo, member of the Executive Committee of ADEBIM (Associação de Empresas Brasileiras para a Integração de Mercados) and Chairman of the Deliberative Board of the Association of Brazilian Companies for Market Integration (Associação Nacional dos Funcionários do Banco do Brasil), or ANABB, for eight years. In the role of sociologist, he was President of the Association of Sociologists of the State of São Paulo, for 6 years, and director, for 4 years of the Latin American Association of Sociology. Mr. Oliveira was the executive coordinator of the National Movement of Micro and Small Enterprise (Movimento Nacional da Micro e Pequena Empresa). Mr. Gonçalves holds a degree in Social Sciences, a master’s degree in Communication Sciences and a post-graduate degree in Sociology of Organizations from the University of São Paulo (Universidade de São Paulo) in Brazil. He also holds a specialist title in Human Resources from Fundação Getulio Vargas in São Paulo and extension courses on business management topics. Mr. Oliveira is Certified Counselor by the Brazilian Institute of Corporate Governance, IBGC, due to his experience in supervisory boards, management boards and fiscal boards.

Eduardo Navarro de Carvalho is 51 years old and is a member of our Board of Directors and President of the Service Quality and Marketing Committee. He was, from 2010 to February 2014, Director of Strategy and Alliances at Telefónica S.A. and is currently Chief Commercial Digital Officer of Telefónica S.A. as well as a member of its Executive Committee. Previously, he was responsible for Strategic Planning and Regulatory at Telefónica Internacional S.A. From 1999 and 2005, he served as Vice President of Corporate Strategy and Regulatory Group at Telefonica in Brazil, participating in the Steering Committee of several companies of the Telefónica group in Brazil. He worked for five years as a consultant at McKinsey & Company (1994-1999), during which he led projects in Brazil, Spain, Portugal and South Africa, focusing on strategies in the areas of Industry, Infrastructure and Telecommunications. He began his professional experience in the steel industry, where he worked from 1986 and 1994 in Group ARBED in Brazil. He graduated in Metallurgical Engineering from the Federal University of Minas Gerais, Brazil.

Francisco Javier de Paz Mancho is 56 years old and serves as a member of our Board of Directors and of our Nominations, Compensation and Corporate Governance Committee. Mr. Mancho is also a member of the Board of Directors of Telefónica S.A. and Telefónica de Argentina S.A., and also Chairman of Telefónica Gestíon de Serviços Compartidos Espanha S.A. since September 2014. He was the President of Atento Inversiones y Teleservicios from December 2008 to December 2012. Since July 2006 he has been a member of the Executive Committee of the Superior Board of Councils. From June 2004 until December 2007, he was the President of Mercasa. He was Counselor deputy to the President and Director of the Strategic Corporate area of Panrico Donuts Group (1996–2004), General Director of the Ministry of Commerce and Tourism (1993–1996), General Secretary of Unión de Consumidores de España (UCE). Delegate Counselor of Ciudadano magazine (1990–1993), General Secretary of Juventudes Socialistas and executive member of Partido Socialista Obrero Español (PSOE) (1984–1993). Also, he has acted in the following capacities: counsel of Túnel del Cadí (2004–2006), President of Patronal Pan and Bollería Marca (COE) (2003–2004), counsel of Mutua de Accidents of Zaragoza (MAZ) (1998–2004), counsel of Panrico Group (1998–2004), President of Observatorio de la Distribuicion Comercial del Ministerio de Comercio y Turismo (1994–1996), Member of the Social and Economic Council and Permanent Commission (1991–1993 and 1996–2000) and counsel of Tabacalera, S.A. (1993–1996). Mr. Mancho holds degrees in Information and Publicity and a degree in law studies from the Executive Management Program of IESE (Universidad de Navarra).

José Fernando de Almansa Moreno-Barreda is 66 years old and is a member of our Board of Directors and President of the Nominations, Compensation and Corporate Governance Committee. He is a member of the Board of Directors of Telefónica S.A. He is also a member of the Board of Directors of Telefónica Latinoamérica S.A., Telefónica Moviles México S.A. de CV, and BBVA Bancomer Mexico. Mr. Almansa joined the Spanish Diplomatic Corps in 1974 and served from 1976 to 1992 as Embassy Secretary of the Spanish Embassy in Brussels, Cultural Counselor of the Spanish Representation to Mexico; Chief Director for Eastern European Affairs and Atlantic Affairs Director in the Spanish Foreign Affairs Ministry; Press and Political Counselor to the Spanish Permanent Representation to the North Atlantic Council in Brussels; Minister-Counselor of the Spanish Embassy in the Soviet Union; General Director of the National Commission for the 5th Centennial of the Discovery of the Americas and Deputy General Director for Eastern Europe Affairs in the Spanish Foreign Affairs Ministry. In January 1993, Mr. Almansa was appointed Chief of the Royal Household by His Majesty King Juan Carlos I. He held this post until December 2002 and is currently Personal Adviser to His Majesty King Juan Carlos I. Mr. Almansa holds a law degree from the Universidad de Deusto, Bilbao, Spain.

Luciano Carvalho Ventura is 67 years old and is member of our Board of Directors and a member of the Service Quality and Customer Service Committee. He is the officer responsible for LCV Corporate Governance. He is a member of Fiscal Board of CSU CardSystem. He has been a member of the Board of directors Lojas Salfer S.A. since 2008, a member of the Board of Directors of Y. Yakakka since 2002, and has been a member of the Advisory Board of José Alves Group, since 1999. He holds an MBA from Escola de Administração de Empresas de São Paulo–Fundação Getúlio Vargas, a post-graduate degree in finance from Escola de Administração de Empresas de São Paulo da Fundação Getúlio Vargas, a degree in Business Management from Escola de Administração de Empresas da Universidade Federal de Pernambuco, and a degree in Economics from Faculdade de Ciências Econômicas da Universidade Federal de Pernambuco.

Luis Javier Bastida Ibarguen is 69 years old and is a member of our Board of Directors and President of the Control and Audit Committee. Since 2002, he has acted as an independent consultant. During 2000 and 2001, he worked in Banco Bilbao Vizcaya Argentaria, where he was a member of the Steering Committee and head of the Global Asset Management Division. Mr. Bastida began working at Banco Bilbao Vizcaya Argentaria in 1988. From 1994 to 2000, he was Chief Financial Officer (CFO), reporting directly to the Chairman. From 1976 to 1987, he worked at Banco Bilbao, where he had different responsibilities, mainly in areas related to finance. From 1970 to 1976, he worked for General Electric in New York and Spain. At General Electric, he was a member of the Finance Management Program and the International Finance Program and worked in various capacities in the Finance and Strategic Planning Functions. He holds degrees in Business Sciences at the E.S.T.E. University in San Sebastián–Spain and holds an MBA from Columbia University in New York.

Luiz Fernando Furlan is 68 years old and is a member of the Boards of Directors of Telefônica Brasil S.A. (Brasil), Telefónica S.A. (Spain), BRF S.A. (Brasil), AGCO Corporation (USA), as well as a member of the advisory board of Panasonic (Japan) and ABERTIS Infraestructuras S.A. (Spain). Previously, he was Chairman of the Board of Directors at Sadia S.A., from 1993 to 2002 and from 2008 to 2009, company within which he held numerous executive positions from 1976 to 1993. He was Co-Chairman of the board of BRF S.A. from 2009 to 2010, as well as a member of the board of Amil Participações S.A. from 2008 to 2013 and Redecard S.A. from 2007 to 2010. He served two terms as Minister of Development, Industry and Foreign Trade of Brazil from 2003 to 2007. Since 2008, he has been the Chairman of the Board of Directors of Fundação Amazonas Sustentável “FAS” (Brazil), and up to 2013, he is also member of Global Ocean Commission (USA) and member of Conselho Superior de Gestão em Saúde de São Paulo (Brazil). He holds a degree in Chemical Engineering from FEI (University of Industrial Engineering) and in Business Administration from University of Santana – São Paulo, with extension and specialization courses in Brazil and abroad.

Narcís Serra Serra is 71 years old and serves as a member of our Board of Directors and a member of the Control and Audit Committee. From 1991 to 1995, he was Vice President of the Government of Spain, and from 1982 to 1991, served as Minister of Defense. From 1979 to 1982, he was the Mayor of Barcelona. Mr. Serra holds a doctorate in economics from the Universidad Autónoma de Barcelona and is President of Barcelona Institute for International Studies (IBEI).

Paulo Cesar Pereira Teixeira is 57 years old and has been a member of Board of Directors of Telefônica Brasil S.A. since November 7, 2011 and has served as a General and Executive Officer of Telefônica Brasil S.A. since September 13, 2011. He has also been a member of the Executive Committee of Telefónica S.A., in Madrid, since March 13, 2014. He is also General Officer of Telefônica Data S.A. and Officer of SP Telecomunicações Participações Ltda. He is also a member of the Board of Trustees of Fundação Telefônica and a member of the executive committee of Telefónica S.A. since March 13, 2014. From 2003 to 2011, he was the Executive Vice President of Operations at Vivo S.A. Mr. Teixeira holds an electrical engineering degree from Universidade Católica de Pelotas, Rio Grande do Sul, Brazil. He attended numerous courses abroad such as the New Telecommunications Techniques course at École Nationale Supérieure des Télécommunications, Paris, France, in 1992, and Advanced Management Program no IESE-Business School, in Barcelona, in 2001.

Roberto Oliveira de Lima is 62 years old and serves as a member of our Board of Directors and a member of the Service Quality and Marketing Committee. Mr. Lima is also a member of the Board of Directors of Edenred SARL, based in Paris/France, Naspers Holdings Ltd, based in Cape Town, South Africa, Cia Brasileira de Distribuição, based in São Paulo, Brazil, Rodobens Negócios Imobiliários, based in São Paulo, Brazil, the Board of Curators of CPqD (Centro de Pesquisa e Desenvolvimentos em Telecomunicações), based in Campinas, Brazil; and member of the Management Committee of LIDE (Grupo de Líderes Empresariais). Mr. Lima was Chairman of Publicis Worldwide in Brazil, answering for the agencies of Publicis Brasil, Salles Chemistri, Publicis Dialog, Publicis Red Lion, AG2 Publicis Modem, Digitas, Razorfish, Talent and QG, until August, 2014. From 2005 to 2011, he was the Chief Executive Officer of Vivo Participações S.A. and Vivo S.A. He was Chairman of the Board of Directors and Chairman of the Credicard Group from 1999 to 2005. Before that he developed a career of 17 years with the Accor Group, as Treasury Officer, Chief Financial Officer and  Executive Vice President. Mr. Lima also held executive positions in Rhodia Group and Saint Gobain S.A., within the areas of Finance and IT. He is currently the Chief Executive Officer of Natura Cosméticos S.A. He holds a degree in business administration and an MBA, both from Fundação Getúlio Vargas, Brazil. He also holds a master’s degree in Finance and Strategic Planning from the Institute Superieur des Affaires, Jouy en Josas, France.

Executive Committee

The executive committee consists of at least four and no more than fifteen members, who may or may not be our shareholders, must be resident in the country, are appointed by our Board of Directors for a period of three years and who may remain in office until reappointed or replaced. Our Executive Committee is responsible for our day-to-day management and for representing us in our business with third parties. Any of our executive officers may be removed at any time by a decision of the Board of Directors.

The following are the current members of the executive committee, their respective positions and the date of their appointment.
Name	Position	Date of Appointment
Antonio Carlos Valente da Silva	Chief Executive Officer	April 23, 2013
Paulo Cesar Pereira Teixeira	General and Executive Officer	April 23, 2013
Breno Rodrigo Pacheco de Oliveira	General Secretary and Legal Officer	April 23, 2013
Alberto Manuel Horcajo Aguirre	Chief Financial Officer, Investor Relations and Corporate Resources Officer	August, 7, 2013

Set forth below are brief biographies of our executive officers:

Breno Rodrigo Pacheco de Oliveira is 39 years old and serves as General Secretary and Legal Officer of Telefônica Brasil S.A. and Telefônica Data S.A. He is also Corporate Secretary of the Board of Directors of Telefônica Brasil S.A., a member of the Deliberative Council of Visão Prev Sociedade de Previdência Complementar and Officer of SP Telecomunicações Participações Ltda. Mr. Oliveira is also Corporate Secretary of the Board of Directors of Telefônica Factoring do Brasil Ltda., Corporate Secretary and member of the Board of Directors of Telefônica Corretora de Seguros Ltda., member of the Board of Directors of Companhia ACT de Participações and Companhia AIX de Participações; member of the Control Committee of Media Networks Brasil Soluções Digitais Ltda., Telefônica Serviços Empresariais do Brasil Ltda., Telefônica Engenharia de Segurança do Brasil Ltda. and Telefônica Transportes e Logística Ltda. He was Officer of the following extinguished companies: Vivo S.A., A.Telecom S.A., Telefônica Sistema de Televisão S.A., Ajato Telecomunicação Ltda., Lemontree Participações S.A., TVA Sul Paraná S.A., GTR-T Participações e Empreendimentos S.A. and Comercial Cabo TV São Paulo S.A. until July 1, 2013, when these companies were merged into us. He was also General Secretary and Legal Officer from February 3, 2011 to October 3, 2011 of Vivo Participações S.A. (when it was merged into the company) and of Vivo S.A. from April 2005 to February 2011. He holds a law degree from Universidade do Vale do Rio dos Sinos – UNISINOS, Brazil.

Alberto Manuel Horcajo Aguirre, is 51 years old.  He is currently our Chief Financial Officer, investor relations and corporative resources officer as well as Chief Financial Officer and controller of Telefônica Data S.A.  He was formerly an executive officer of Vivo and has also been global services officer of the Telefonica Group in Madrid, where he was responsible for logistics, real estate, workspace and customer services. Mr. Aguirre has also served as purchasing director from 2004 to 2011.  He was an officer in the areas of finance, human resources and general services, in our operations in Spain, Argentina, Brazil, Peru and of the Telefonica Group as a whole. Mr. Aguirre was CEO of Atento in Madrid from 2001 to 2004. Since 2002, he has served as an independent board member for the Lantero Group in Spain and was previously a board member of Transportes Azkar, also in Spain. Mr. Aguirre has also been CEO of Ardizia, the investment firm, from 1999 to 2001. Since 2010, he is patron of the Institute for Education and Research in Madrid of the University of Navarra. He holds a law degree from the Universidad Complutense in Madrid and was a Fulbright scholar at Columbia University from 1986 to 1988.  In 2011 he was part of the Stanford Executive Program for advanced operations design.

For the biographies of Antonio Carlos Valente da Silva and Paulo Cesar Pereira Teixeira, see “—C. Board Practices—Board of Directors.”

There are currently no family relationships or arrangements with major shareholders, customers and suppliers.

B.	Compensation

For the year ended December 31, 2014, the aggregate amount of compensation paid to all our directors and executive officers was approximately R$22.2 million, of which R$16.8 million corresponded to salaries and R$5.3 million corresponded to bonuses.

For the year ended December 31, 2014, our directors and officers did not receive any pension, retirement or similar benefits. For a description of our pension plan, see “—D. Employees—Pension Plans.”

C.	Board Practices

Board of Directors

Our Board of Directors typically meets once every three (3) months and the Chairman may call special meetings. Our Board takes action by majority vote, provided the majority of its members in office are present, with the Chairman having, in addition to his or her regular vote, the deciding vote in the event of a tie. The specific responsibilities of the Chairman include representing the Board in the General Shareholders Meetings, chairing the General Shareholders Meetings, selecting the Secretary from among those present, and calling and chairing meetings of the Board.

Our Board of Directors is responsible, among other things, for:

·	establishing our general business policies;

·	electing and removing, at any time, the members of our executive committee, and establishing their responsibilities with due regard for legal and statutory provisions;

·	supervising our management and examining, at any time, our corporate records, and requesting information regarding the execution or the process of execution of any agreements and other acts;

·	calling General Shareholders Meetings;

·	approving the financial statements, management reports, proposals for allocation of the company’s results and the submission of such documents to the General Shareholders Meeting;

·	appointing and deposing external auditors, as well as the responsible for wholesale operations;

·	determining the distribution of interim dividends;

·	determining the payment of interest on equity “ad referendum” of the General Shareholders Meeting;

·	authorizing the purchase of our shares to be cancelled or kept in treasury;

·	appointing and removing the person responsible for internal auditing;

·	approving the budget and annual business plan;

·	deliberating on the issuance of new shares by increasing the corporate capital within the limits authorized by the bylaws;

·	approving the issuance of commercial paper and depositary receipts;

·	authorizing the disposal of assets directly related to telecommunications public utilities;

·	approving agreements, investments and obligations in an amount greater than R$250 million that have not been contemplated in the budget;

·
approving employment and compensation plans, incentive policies and professional development, regulation and staffing of the company, and the terms and conditions of collective bargaining agreements to be executed with unions representing various categories of the company’s employees and adhesion or disassociation from pension plans, all with respect to employees of the company; the Board of Directors can, at its own discretion, assign to the company’s Executive Committee limits to deliberate on these matters;

·	authorizing the acquisition of interest in other companies on a definitive basis and the encumbrance and creation of lien on or sale of an equity interest;

·	authorizing the offering of ordinary nonconvertible unsecured debentures;

·
approving the organizational structure of the company; the Board of Directors can assign to the officers of the Executive Committee limits to the exercise of such powers, subject to legal and bylaws provisions;

·	approving and modifying the internal regulations of the Board of Directors;

·	deliberating as to the issuance of warrants;

·
deliberating, by delegation of the General Shareholders Meeting, about the following aspects related to the company’s issuance of debentures: (i) opportunity to issue, (ii) time and conditions of expiration, amortization or redemption, (iii) time and conditions of the payment of interest, of the participation in the profits and of the premium of repayment, if any, (iv) method of subscription or placement, and (v) the type of debentures;

·
approving the establishment of technical and advisory committees for advice on matters of interest to the company, to elect members of such committees and approve the committees, internal regulations, which shall contain specific rules concerning their organization, functions, powers, and compensation of members;

·	authorizing the sale of property, the creation of in rem guarantees and the provision of guarantees on behalf of third parties, and setting limits on the practice of such acts by the officers;

·
establishing, as an internal regulation, the limits for the officers to authorize the disposition or encumbrance of permanent assets, including those related to public telecommunications services which are disabled or inoperable;

·
approving the company’s participation in consortia in general, and the terms of such participation; the Board of Directors may delegate such powers to the officers and establish limits, as it seeks to develop activities in line with the company’s purpose;

·
setting the limits for the officers to authorize the practice of reasonable gratuitous acts for the benefit of employees or the community of which the company is a part of, including the donation of unserviceable assets to the company; and

·	approving the creation and closure of subsidiaries of the company, in Brazil or abroad.

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

In accordance with Brazilian Corporate Law and our bylaws, the Fiscal Board consists of a minimum of three and a maximum of five active members and an equal number of alternates. The members of the Fiscal Board are elected for a period of one year and may be reelected.

One member of the Fiscal Board and his or her alternate must be elected by holders of preferred shares in a separate voting process. The following are the current members of the Fiscal Board:
Members	Alternates	Date Appointed
Flavio Stamm	Gilberto Lerio	April 23, 2014
Cremênio Medola Netto	Gilmar Roberto Pereira Camurra	April 23, 2014
Charles Edwards Allen	Stael Prata Silva Filho	April 23, 2014

Committees

Brazilian Corporate Law does not require a corporation to maintain committees responsible for ethics, corporate governance or compensation. Nevertheless, our Board of Directors has created the following committees:

·	Control and Audit Committee;

·	Nominations, Compensation and Corporate Governance Committee; and

·	Service Quality and Marketing Committee.

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

According to its charter, the Control and Audit Committee shall meet four times per year (once every three months) and report its conclusions to the Board of Directors. We anticipate that there will be some similar functions between the Control and Audit Committee and our statutory Fiscal Board.

The Control and Audit Committee, among other responsibilities that may be required by the Board of Directors, is charged with informing and providing recommendations to the Board of Directors regarding the following:

·	the appointment of the independent auditors, as well as the terms and conditions of their contracts and, if necessary, their termination and renewal;

·	the analysis of the company’s accounts, compliance with certain legal requirements and the adoption of generally accepted accounting principles;

·	the results of each internal and independent audit and management’s response to the auditor’s recommendations;

·	the quality and integrity of the company’s internal control systems;

·	the performance of the independent auditors, requesting that their opinions on the company’s annual reports and the contents of the main audit reports be clear and precise; and

·	any communications with the internal auditors about any significant deficiencies in our control systems and identified financial conditions.

The following are the current members of the Control and Audit Committee:
Members	Date Appointed
Luis Javier Bastida Ibarguen	April 23, 2013
Antonio Gonçalves de Oliveira	April 23, 2013
Narcís Serra Serra	April 23, 2013

Nominations, Compensation and Corporate Governance Committee

Our Nominations, Compensation and Corporate Governance Committee was established in November 1998, and was restructured in October 2004, and consists of three to five directors appointed by the Board of Directors to serve for the duration of their respective terms as members of the Board of Directors. The Nominations, Compensation and Corporate Governance Committee, among other responsibilities that may be required by the Board of Directors, is charged with informing and providing recommendations to the Board of Directors regarding the following:

·	the appointment of executive officers for our company and our subsidiaries;

·	the parameters on compensation for our executive officers and administrators;

·	the terms and conditions of executive officers’ employment agreements;

·	the review of the Board’s compensation plan and any amendments;

·	the incentive plans related to compensation;

·	the compensation policy for directors and executive officers of the company; and

·	the annual corporate governance report.

The following individuals are the current members of the Nominations, Compensation and Corporate Governance Committee:

Members	Date Appointed
José Fernando de Almansa Moreno-Barreda	April 23, 2013
Antonio Carlos Valente da Silva	April 23, 2013
Francisco Javier de Paz Mancho	April 23, 2013

Service Quality and Marketing Committee

The Service Quality and Marketing Committee was created on December 16, 2004 and provides assistance to our Board of Directors. The Committee consists of at least three, and at most five, members of our Board of Directors selected periodically to serve for the duration of their respective terms as members of the Board of Directors. The Committee meets from time to time, depending on the availability of its members and when called by its chair. The Committee is responsible for review and analysis of quality indices measuring our principal services and to ensure that the requisite degree of commercial assistance is furnished to our clients.

Members	Date Appointed
Eduardo Navarro de Carvalho	April 23, 2013
Luciano Carvalho Ventura	April 23, 2013
Roberto Oliveira de Lima	April 23, 2013

D.	Employees

As of December 31, 2014, we had 18,419 employees. We have full-time and part-time employees.  Our part-time employees work primarily at our stores and call centers. Our employees are divided into the following categories: 26.3% in our network plant operation, maintenance, expansion and modernization; 64.1% in sales and marketing; and 9.6% in administration, finance and investor relations, human resources, logistics and legal.

As of December 31, 2013, we had 18,532 employees, divided into the following categories: 26% in our network plant operation, maintenance, expansion and modernization; 62% in sales and marketing; and 12% in administration, finance and investor relations, human resources, inventory, technology, legal and strategic planning and management control.

As of December 31, 2012, we had 19,481 employees, divided into the following categories: 27% in our network plant operation, maintenance, expansion and modernization; 58% in sales and marketing; and 15% in administration, finance and investor relations, human resources, inventory, technology, legal and strategic planning and management control.

Approximately 8% of our employees are union members. These unions have state representation, so we have employees represented by 27 state unions. In turn, 19 of these unions are associated with the National Federation of Telecommunications Workers (Fenattel) and other 8 unions are associated with the Interstate Federation of Workers and Researchers in Telecommunications (Fitratelp).

Our collective bargaining agreement for these employees was renewed on September 1, 2014 and will expire on August 31, 2015.

Our management considers relations with our work force to be very good. We have never experienced a work stoppage that had a material effect on our operations.

Pension Plans

Before December 1999, the Fundação Sistel de Seguridade Social (SISTEL) plan, a multi-employer defined benefit plan that supplements government-provided retirement benefits, covered the employees of the former Telebrás System and we were contingently liable for all of the unfunded obligations of the plan.

In January 2000, we and the other companies that formerly belonged to the Telebrás system agreed to divide the existing SISTEL plan into 15 separate plans, resulting in the creation of private plans covering those employees already enrolled in the SISTEL plan. These new private pension plans, called PBS plans, were still administered by the Fundação Sistel and have retained the same terms and conditions of the initial plan. The division was carried out to allocate liability among the companies that formerly belonged to the Telebrás system according to each company’s contributions with respect to its own employees. Joint liability among the SISTEL plan sponsors continues with respect to retired employees, who will necessarily remain members of the PBS plans.

Under the PBS plans, we made monthly contributions to each plan according to a percentage of the salary of each employee who was a participant of such plan. Each employee member also made a monthly contribution to their plan on the basis of age and salary. Pension benefits of members of PBS plans vested at the same time their retirement benefits vested under the government-provided retirement plan. Fundação Sistel operates independently from us, and its assets and liabilities are fully segregated.

Beginning in 2000, we decided to establish defined contributions plans, and offered these to participants in our PBS plans, as well as to employees who do not already have a pension plan. Unlike the PBS plans, which are defined benefits plans, the defined contribution plans are financed by contributions from participating employees, as well as by our contributions as sponsor, which are credited to the individual accounts of the participants. We are responsible for all management and maintenance expenses of these plans, including the risks of death and permanent injury of the participants.

In 2005, we created a closed social security entity called Visão Prev Sociedade de Previdência Complementar to manage the pension plans of the Telefónica group in Brazil.  From 2005 to 2010, management of all plans was transferred from Fundação Sistel to Visão Prev, except for the SISTEL which continues to be managed by Fundação Sistel.

In 2011, the Visão Telesp, Visão Telefônica Empresas, Visão Assist and Visão ATelecom plans were consolidated into the Visão Telefônica plan. Following the acquisition of the Tevecap S.A., or TVA, companies, we became sponsors of Abrilprev, a defined contribution plan, for employees of these companies.

On September 1, 2013, we began offering the Visão Multi Pension Plan to our employees who do not have a pension plan. This plan was approved on November 26, 2012 in order to standardize private pension benefits following the corporate restructuring of our subsidiaries in Brazil. In this plan, participants can make basic contributions of 1-2% and additional contributions of 0-5% of salary and we contribute a percentage between 50% to 125%, depending on length of service. Currently, 49.06% of our employees are covered by these plans.

In July, 2014, a spin-off of the Abrilprev plan covering employees of the TVA companies was approved and its management transferred to Visão Prev. This plan is now called Visão TVA.

Currently, 47.7% of our employees are participants in the benefit plan.

E.	Share Ownership

None of our directors or executive officers beneficially owns, on an individual basis, 1% or more of our common or preferred shares (including ADSs representing preferred shares) or of our total equity share capital.

The general shareholders’ meeting of Telefónica S.A. (our indirect controlling shareholder), held on May 18, 2011, approved a new long-term incentive plan – Performance & Investment Plan, or the PIP, for executives of Telefónica S.A. and of other entities within the Telefónica group, including us. The plan grants a certain number of shares of Telefónica S.A. to selected participants who meet the necessary requirements of the program.

The new PIP program was divided in three cycles (2011, 2012 and 2013), each of which has a three-year duration, with the start date of each cycle occurring in July 1 of each year.  The cycles are independent of each other.

The executives of Telefónica group are eligible to participate in the program and they must remain in the Telefónica group for a minimum period of three years starting from the date they were qualified. In order to deliver the shares to executives at the end of each three-year cycle, the Telefónica group performs an analysis to determine if the evaluation indicators of the shares of Telefónica, which are primarily measured in terms of the total return to shareholders, or TRS, have been achieved.

The distribution of shares related to the first cycle (2011-2014) did not occur, given that the minimum TRS set forth in the program was not achieved.

The next distributions of shares are scheduled as follows:

·
Cycle 2012-2015: scheduled to occur in July 2015, with 122 executives (including four executives appointed pursuant to the bylaws) of Telefônica Brasil having the potential right to receive 485,040 initial shares of Telefónica S.A., which, as of December 31, 2014, accrued R$8.4 million.

·
Cycle 2013-2016: scheduled to occur in July 2016, with 106 executives (including four executives appointed pursuant to the bylaws) of Telefônica Brasil having the potential right to receive 466,890 initial shares of Telefónica S.A., which, as of December 31, 2014, accrued R$6.6 million.

In 2014, we approved the extension of this program for three cycles, each lasting three years, beginning on October 1, 2014 and ending on September 30, 2017. The number of shares is communicated early in the cycle, and after the period of three years from the grant date, the shares are transferred to the participant if the specified TRS is reached.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

In accordance with our bylaws, we have two classes of capital stock authorized and outstanding: common shares (ações ordinárias) and preferred shares (ações preferenciais). Our common shares have full voting rights. Our preferred shares have voting rights only under limited circumstances. At December 31, 2014, Telefónica S.A. owned 25.68% of our common shares, Telefónica Internacional owned 15.43% of our common shares and SP Telecomunicações owned 50.47% of our common shares. Since Telefónica Internacional is a wholly owned subsidiary of Telefónica and owns 55.28% of the equity share capital of SP Telecomunicações, Telefónica has effective control over 91.57% of our outstanding common shares. Accordingly, Telefónica has the ability to control the election of our Board of Directors and to determine the direction of our strategic and corporate policies. None of Telefónica, Telefónica Internacional or SP Telecomunicações has any special voting rights beyond those ordinarily accompanying the ownership of our common and preferred shares.

Telefónica’s shares are traded on various stock exchanges, including exchanges in Madrid, Barcelona, Bilbao, Valencia, London, New York, Lima and Buenos Aires.

Telefónica is one of the largest telecommunications companies in the world in terms of market capitalization and number of customers. With its strong mobile, fixed and broadband networks, and its innovative portfolio of digital solutions, Telefónica is transforming itself into a “Digital Telco,” a company that will be even better placed to meet the needs of its customers and capture new revenue growth. The Telefónica group has a significant presence in 21 countries, with approximately 120,000 employees as of December 31, 2014 and 341 million accesses and revenue of €50,377 million (US$61,163 million) for 2014.

The following tables set forth information relating to the ownership of common and preferred shares by Telefónica, SP Telecomunicações, Telefónica Internacional and our officers and directors based on 381,587,111 common shares and 744,014,819 preferred shares outstanding as of December 31, 2014. We are not aware of any other shareholder that beneficially owns more than 5% of our common or preferred shares.

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

As of December 31, 2014, there were a total of 249 ADR holders of record and 364,690,342 ADRs outstanding, representing 364,690,342 preferred shares or 49% of outstanding preferred shares. Since some of these ADRs are held by nominees, the number of record holders may not be representative of the number of beneficial holders.

B.	Related Party Transactions

Transactions with related parties are submitted to review by our related parties committee and, when necessary, approval by our board of directors and shareholders, in compliance with our bylaws. We believe that all related party transactions are carried out at arm’s length according to guidelines, criteria and market rules in order to provide sufficient transparency to contracts between related parties.

Note 29 to our consolidated financial statements presents, in tabular format, more detailed financial information with respect to transactions and balances with related parties. We provide below a summary description of our material transactions with related parties to which we are currently party or have been party in the last three years.

Telefónica S.A.

On January 2, 2008, we entered into a copyright licensing agreement, or Brand Fee agreement with Telefónica S.A., with respect to the brand “Telefonica.” The amounts in connection with these agreements totaled R$327 million in 2014, R$292 million in 2013 and R$133 million in 2012.

Telefônica Internacional Wholesales Services Brasil Ltda.

On June 3, 2002, we entered into a supply agreement for the IP Band with Telefônica Internacional Wholesales Services Brasil Ltda., with respect to the internet transit service, which is a connection dedicated to the transportation of internet traffic.  The amounts in connection with these agreements totaled R$147 million in 2014, R$138 million in 2013 and R$94 million in 2012.

Some international roaming services are provided by companies in the Telefónica group.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See Note 19 of our Consolidated Financial Statements.

Legal Proceedings

We are party to legal proceedings incidental to the normal course of our business. The main categories of such proceedings include:

·	administrative and judicial litigation with Instituto Nacional da Seguridade Social, the National Institute of Social Security, or INSS;

·	administrative and judicial proceedings relating to tax payments;

·	lawsuits brought by employees, former employees and trade unions relating to non-compliance with the labor legislation;

·	civil judicial proceedings regarding consumer rights; and

·	other civil suits, including litigation arising out of the breakup of Telebrás and events preceding the breakup.

Our policy with respect to provisioning for contingencies classifies the various legal proceedings to which we are party as “probable,” “possible” and “remote.” We and our subsidiaries are parties to labor, tax, civil and regulatory claims and set up a provision for contingencies for which the likelihood of loss was estimated as probable. Our senior management classifies each legal proceeding into one of these three categories (probable, possible and remote) based upon the advice of internal and external counsel and specialized technical advisors in charge of each matter. Due to the level of provisioning and based on its analysis of the individual cases, our management believes that no additional liabilities related to any legal proceedings will have a material effect on our financial condition or results of operations, other than as described below.

There are no material proceedings in which any of our directors, any members of our senior management, or any of our affiliates is either a party adverse to us or to our subsidiaries or has a material interest adverse to us or to our subsidiaries.

Tax Matters — Probable Loss

Federal Taxes

At December 31, 2014, the company was party to federal administrative and judicial proceedings relating to: (i) additional contributions to the FGTS (Unemployment Compensation Fund) on deposits made by employees (the issue does not result in the reduction of part of FGTS deposits made by the company on behalf of its employees); (ii) claims resulting from the non-ratification of compensation and refund requests, formulated by the company; (iii) social contributions relating to an alleged failure to pay 11% on the value of invoices, billing and receipts from service providers hired for the transfer of labor; (iv) CIDE levied on the remittance of funds abroad relating to technical services, administrative assistance and to services of similar nature, as well as royalties; (v) fixed: non-inclusion of interconnection and EILD expenses in the FUST base and Wireless carrier:  non-inclusion of revenues from interconnection in the FUST tax base; (vi) contribution to Empresa Brasileira de Comunicação, created by Law No. 11,652/08; (vii) TFI/TFF on mobile stations; (viii) IRRF on interest on shareholder’s equity; (ix) Public Price for Numbering Resources Management (PPNUM) by ANATEL instituted by Resolution No. 451/06; (x) IRPJ/PIS/COFINS resulting from the non-ratification of the companies’ offset and refund requests; (xi) Social Investment Fund (Finsocial) offset amounts; (xii) failure to pay withholding social contribution levied on services rendered, remuneration, salaries and other salary bases; (xiii) COFINS – Requirement resulting from non-inclusion of financial income into the tax base; (xiv) additional charges to the PIS and COFINS tax base, as well as additional charges to COFINS required by Law No. 9718/98; and (xv) Tax on Net Income (ILL).

Of the tax matters mentioned above, the most significant are: (1) proceeding between ANATEL and various mobile and fixed service operators for the ability to exclude interconnection and EILD expenses in the case of fixed services and interconnection in the case of mobile services from the calculation of FUST, for which we have made provisions in the amount of R$376.7 million, and (2) proceeding with the Brazilian government to question the installation and fiscalization fee (taxa de fiscalização e instalação) and the functioning and fiscalization fee (taxa de fiscalização e funcionamento) of our clients’ mobile stations, for which we have made provisions in the amount of R$896.6 million.

In the opinion of management and our legal advisors, the chances of loss in the foregoing federal administrative and judicial proceedings is probable.  On December 31, 2014, total consolidated provisions for these federal administrative and judicial proceedings amounted to R$2,318.2 million.

State and Municipal Taxes

State Taxes

On December 2014, the company was party to administrative and judicial proceedings in progress referring to (i) ICMS tax credits on electric power and tax credits without documentation; (ii) ICMS not levied on telecommunication services; (iii) disallowance of ICMS tax incentives for cultural projects; (iv) environmental administrative fine; (v) disallowance of ICMS credits referring to Covenant 39; and (vi) co-billing. At December 31, 2014, total consolidated provisions for these state level administrative and judicial proceedings amounted to R$61.1 million.

Municipal Taxes

On December 31, 2014, the company was party to tax claims at a municipal level, both in the administrative and judicial sphere which, based on the opinion of our legal advisors, are classified as a probable loss. At December 31, 2014, total consolidated provisions for these municipal level proceedings amounted to R$16.7 million.

Tax Matters — Possible Loss

The following tax proceedings were pending as of December 31, 2014, and, in the opinion of our management and our legal advisors, the chance of loss in these cases is “possible.”

Federal Taxes

At December 31, 2014, the company was party to various federal administrative and judicial proceedings, which are waiting to be tried at various court levels. At December 31, 2014, the total consolidated amount was R$4,981.9 million.

Key proceedings refer to: (i) Non-compliance manifestations due to the ratification of compensation requests made by the company; (ii) fine for distribution of dividends even in view of the alleged existence of outstanding debts payable to the federal government; (iii) social security contribution (INSS) on compensation payment for salary devaluation arising from losses caused by “Plano Verão” (Summer Plan) and “Plano Bresser” (Bresser Plan), SAT (Work Accident Insurance), Social Security and payables to third parties (INCRA and SEBRAE), supply of meals to employees, 11% retention (labor assignment); (iv) IRRF on the funds remittance abroad related to technical services and to administrative support and similar services, as well as royalties; (v) PIS levied on roaming; (vi) CPMF levied on operations resulting from the technical cooperation agreement with the National Treasury Department (STN) (offsetting through the Integrated System of Federal Government Financial Administration - SIAFI) and on foreign-exchange contracts required by the Central Bank; (vii) IRPJ and CSLL related to deductions on revenues from reversal of provisions; (viii) Income tax and social contribution – disallowance of costs and miscellaneous expenses not substantiated; (ix) deductions of COFINS from loss in swap transactions; (x) PIS / COFINS accrual basis versus cash basis; (xi) IRPJ payable in connection with allocation of excess funds to Northeast Investment Fund (FINOR), Amazon Region Investment Fund (FINAM) or Economic Recovery Fund of the State of Espírito Santo (FUNRES); (xii) IRPJ on derivative operations; (xiii) IRPJ and CSLL – disallowance of expenses related to the goodwill paid in the acquisition of Celular CRT S.A., goodwill arising from the privatization process, Vivo’s corporate restructuring and goodwill from the mergers of Navytree and TDBH; (xiv) contribution to the Brazilian company of communication, created by Law No. 11.652/08; (xv) Assessments related to Social Security taxes: RAT - Environmental Risks of Labor and FAP - Accident Prevention Factor and due to the PLR payment - Profit and company results; and (xvi) Contribution made to promote broadcasting EBC (Brazil Communications Company).

Of the matters mentioned above, the most significant are four administrative proceedings in amounts totaling R$1,697.9 million, commenced by the Brazilian Federal Reserve for the payment of IRPJ and CSLL from the amortization of assets from operations and the mergers of CRT, Telefônica Data Participações do Brasil, Navytree and Teles – 13 in the years 1997, 2006, 2007, 2008 and 2012, respectively.

In the opinion of management and its legal advisors, the chances of loss in these proceedings are possible, but not probable and, consequently, we have not made any provisions in connection with these proceedings.

State Taxes

On December 31, 2014, the company was a party to various state administrative and judicial proceedings, which are ongoing in various court levels. At December 31, 2014, the total consolidated amount was R$9,930.0 million.

Key proceedings refer to: (i) provision of facility, utility and convenience services and rental of the “Speedy” service modem; (ii) international calls (DDI); (iii) undue credit related to the acquisition of items intended to property, plant and equipment (fixed assets); (iv) lack of proportionate credit reversal referring to the acquisition of property, plant and equipment items (fixed assets); (iv) amounts untimely recognized as ICMS tax credits; (v) service provided outside São Paulo state with ICMS paid to São Paulo State; (vi) co-billing, (vii) tax substitution with a fictitious tax base (tax guideline); (viii) use of credits related to acquisition of electric power; (ix) secondary activities, value added and supplementary services (ICMS CONFAZ Covenant 69/98); (x) tax credits related to opposition/challenges referring to telecommunications services not provided or mistakenly charged (ICMS CONFAZ Covenant 39/01); (xi) shipment of goods with prices lower than acquisition prices (unconditional discounts); (xii) deferred charge of ICMS - Interconnection (DETRAF – Traffic and Service Provision Document); (xiii) credits derived from tax benefits granted by other states; (xiv) disallowance of tax incentives related to cultural projects; (xv) transfers of assets among business units owned by the company; (xvi) communications service tax credits used in provision of services of the same nature; (xvii) card donation for prepaid service activation; (xviii)  reversal of credit from return and free lease in connection with assignment of networks (used by the company itself and exemption from public bodies); (xix) DETRAF (CDR), (xx) ICMS on own consumption; (xxi) ICMS on exemption of public bodies; (xxii) issue of invoices with negative ICMS amounts; (xxiii) restructuring of ledger without prior authorization by the Treasury; and (xxiv) ICMS on monthly subscription.

Of the matters discussed above, the most significant include administrative and legal proceedings with respect to the payment of ICMS on installments, utilities and commodities in the total amount of R$2,788.2 million.  We are questioning such charges because they are not related to telecommunication services.

In the opinion of our management and its legal advisors, the chances of loss in the foregoing state administrative and judicial proceedings are possible, but not probable and, consequently, we have not made any provisions in connection with these proceedings.

Municipal Taxes

At December 31, 2014, the company was party to various administrative and judicial proceedings at the municipal level, which are ongoing various court levels. At December 31, 2014, the total consolidated amount was R$660.1 million.

Key proceedings refer to: (i) ISS – secondary activities, value added and supplementary services; (ii) withholding ISS; (iii) IPTU; (iv) Land Use Fee; (v) municipal fees; (vi) tariff for Use of Mobile Network (TUM), infrastructure lease; (vii) advertising services; (viii) services provided by third parties; (ix) business management consulting services provided by Telefonica Internacional (TISA); (x) ISS tax levied on caller ID services and on cell phone activation.

In the opinion of our management and our legal advisors, the chance of loss in the foregoing state administrative and judicial proceedings is possible but not probable and, consequently, we have not made any provisions in connection with these proceedings.

ANATEL

FUST – Universalization of Telecommunications Service

Writs of Mandamus filed separately by the fixed and mobile operators to recognize the right to include interconnection and EILD expenses in the FUST base for fixed services and interconnection revenue in the FUST base for mobile services.  We have questioned such charges and the proceedings are waiting to be tried in the court of appeals.

As a result, ANATEL registered various infractions to constitute tax credits and other revenues that were not obtained from the provision of telecommunication services, on which ANATEL believes FUST is due.

At December 31, 2014, the total aggregate amount under dispute was R$3,139.2 million.

In the opinion of our management and its legal advisors, the chances of loss in the foregoing proceedings are possible, but not probable and, consequently, we have not made any provisions in connection with these proceedings.

FUNTTEL – Fund for the Technological Development of Telecommunications

At December 31, 2014, the company was party to administrative and judicial proceedings, which are waiting to be tried at the lower administrative court and the court of appeals.

Such proceedings concern the collection of contributions to FUNTTEL on other revenues (not related to telecom services), as well as on income and expenses transferred to other operators (interconnection).

At December 31, 2014, the total aggregate amount under dispute was R$716.4 million. In the opinion of our management and its legal advisors, the chances of loss in the foregoing proceeding are possible, but not probable and, consequently, we have not made any provisions in connection with this proceeding.

FISTEL – Telecommunications Supervision Fund

Due extension of the effective license period to use telephone switches in connection with use of landline phone carriers and extension of the right to use radiofrequency in connection with wireless service (wireless carriers), ANATEL charges the Installation Inspection Fee, TFI.

This collection is based on ANATEL’s understanding that such extension would represent a taxable event for TFI. We understand that such collection is unjustified, and separately challenged the aforesaid fee in court. At December 31, 2014, total consolidated amount was R$1,971.3 million, without the respective deposit in full.

At December 31, 2014, the total aggregate amount under dispute was R$1,971.3 million.  In the opinion of our management and our legal advisors, the chance of loss in the foregoing proceeding is possible but not probable and, consequently, we have not made any provisions in connection with this proceeding.

PPNUM – Price Relative to the Public Administration of Numbering Resources

Our former subsidiary Vivo, along with other wireless carriers in Brazil, are challenging in court the tariff charged by ANATEL for use by such carriers of the numbering resources managed by the agency. When charged by ANATEL, Vivo made a judicial deposit referring to the amounts payable. On April 23, 2009, the carriers received a favorable sentence and the lawsuit is currently waiting to be tried at the court of appeals. At December 31, 2014, the total aggregate amount under dispute was R$2.9 million.

In the opinion of our management and our legal advisors, the chance of loss in the foregoing proceeding is possible but not probable and, consequently, we have not made any provisions in connection with this proceeding.

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

In addition, we are also a defendant in four public civil actions filed by the Federal Ministry of Labor, which concerns contracting third-party companies in order to perform services related to our core business. Although the likelihood of loss of such actions is “possible,” no value amount has been attributed because currently we are unable to calculate the total amount we will owe in the event we lose and, as a result, we have not recorded any amounts.

Civil Claims

There are several civil claims against us. We have recorded R$772.6 million in provisions for these proceedings where the risks are deemed probable, including the civil proceedings described below and the regulatory and antitrust proceedings that follow:

·
Expansion Plan–PEX. We are defendants in proceedings related to the possible right of individuals who purchased our shares in connection with our network expansion plan after 1996, to receive additional shares from us. These claims are in various levels of the court system. The chance of loss in such proceedings is classified on a case-by-case basis according to the facts presented in each proceeding. For the proceedings in which the chance of loss was classified as “probable,” we recorded a provision of R$138.7 million.

·
Service Complaints. We and our subsidiaries are defendants in certain civil actions, in various court levels, regarding claims related to our services and our ordinary course of business initiated by individual customers, civil associations on behalf of customers or by the PROCON foundation, as well as by the Federal and State Public Prosecutor’s Offices. We recorded a provision of R$634.0 million for these claims. We are also defendants to civil actions in which the risk of loss is classified as “possible” in the amount of R$1.5 billion.

There are several civil claims against us for which the chance of loss is possible and for which we have not recorded provisions, including:

·
Pension Benefit Plan Spin-Off. Sistel Participants Association in São Paulo (ASTEL) and National Federation of Associations of Retirees and Pensioners and Participants in Pension Funds in Telecom (FENAPAS), they filed with two distinct - same object though - public civil action against the company, Sistel Foundation and others, claiming the annulment of the spin-off of the PBS pension benefit plan that occurred in 2000 which caused the creation of the specific TELESP–PBS pension benefit plan, and corresponding allocation of resources resulted from the technical surplus and fiscal contingencies existing at that time. The chance of loss in both of them is possible based on the opinion of our legal advisors. The amount involved in both cases cannot yet be determined until an expert appraisal report is conducted since it includes the spun-off portion of Sistel related to the telecommunication operators from the former “Telebrás System.”

·
Community Telephone Plan–PCT. We are subject to civil public action proposals claiming the possible right for indemnity of associates and entities hired for the construction of community networks connected to the network of fixed telephone operators and have not received shares for their financial investment in the municipality of Mogi das Cruzes, involving a total amount of approximately R$336.7 million. Based on the opinion of our legal advisors, the chance of loss is possible. The appellate court has ruled in our favor and changed the lower court decision. The plaintiff filed an appeal to the Supreme Court which is awaiting resolution.

·
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

·
Ownership of Caller ID. Lune Projetos Especiais Telecomunicação Comércio e Ind. Ltda., a Brazilian company, filed on November 20, 2001 lawsuits against 23 wireless telecommunications operators, including TELESP Celular Participações and its subsidiaries. The lawsuits allege that those operators violated patent No. 9202624-9, related to Equipamento Controlador de Chamadas Entrantes e do Terminal do Usuário, or Caller ID, granted to Lune by the Brazilian Institute of Intellectual Property, or the INPI, on September 30, 1997. Lune called on the operators to cease to provide Caller ID services and sought payment from them for the unauthorized use of the Caller ID system in an amount equivalent to the payment of fees received by such operators for use of the Caller ID system. On October 5, 2011, the law suit was judged groundless against the Phone Companies. The parties filled an appeal and the effects of the sentence were suspended. This decision is not final, and will be tried before the Court and Superior Court of Justice. However, Lune’s right to use patent No. 9202624-9 was suspended by a federal judge in response to a lawsuit filed against Lune and INPI by Ericsson Telecomunicações S.A., TC and Telerj Celular (formerly Vivo subsidiaries before our corporate restructuring) filed identical lawsuits against Lune and INPI and those lawsuits are still pending before the courts. In connection with this proceeding, a third company, Sonintel, and its two partners also brought an Ação de Oposição, whereby they reinvoked their rights to a previous patent related to Caller ID, and to which the above mentioned patent (No. 9202624-9) was linked. We believe, based on the opinion of outside counsel that the likelihood of an unfavorable outcome with respect to Lune’s claim against us is possible. We are unable to determine at this time the extent of any potential liabilities with respect to this claim.

·
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

Regulatory and Antitrust Litigation

We were involved in several administrative proceedings relating to alleged breaches of obligations and other judicial proceedings relating to sanctions imposed by ANATEL at the administrative level. As of December 31, 2014, amounts recorded for those proceedings were R$2.6 billion, of which R$424.8 million are provisioned.

Dividends and Dividend Distribution Policy

Priority and Amount of Preferred Dividends

The Brazilian Corporate Law determines that the shareholders of a company have the right to receive a minimum percentage of the distributable profits comprising dividends and/or interest on shareholders’ equity, or distributable amount, of the corporation for each fiscal year that must be distributed to shareholders as dividends. If such amount is not determined in the bylaws of the company, Brazilian Corporate Law specifies the criteria to determine the minimum amount of the dividend. See “Item 10. Additional Information—B. Memorandum and Articles of Association.” Moreover, each Brazilian company may issue new preferred shares for public distribution only if one of the following terms applies to the preferred shares: (i) the right to receive dividends equivalent to at least 25% of the adjusted net profit for the fiscal year, to be calculated in accordance with Article 202 of the Brazilian Corporate Law as follows: (a) priority in the receipt of dividends corresponding to at least 3% of the book value per share and (b) the right to an equal share of the profits attributable to the holders of common shares, after the holders of common shares have received a dividend equal to a minimum of 3% of the book value per share; or (ii) the right to receive dividends, at least 10% higher than those paid for each common shares; or (iii) tag-along rights of at least 80% of the price per share paid in the sale of control to be paid by the controlling shareholder and also including the right to receive dividends at least equal to the dividend paid to common shares.

According to our bylaws, we are required to distribute as dividends of each fiscal year ending on December 31, to the extent amounts are available, an aggregate amount equal to at least 25% of adjusted net income as a mandatory dividend. The annual dividend distributed to holders of our preferred shares is 10% higher than the dividend distributed to our common shareholders.

As per our bylaws, our board of directors may declare interim dividends based on (i) the accrued profits recorded in our semiannual financial statements; (ii) the accrued profits recorded in our quarterly financial statements or in our financial statements of shorter periods, provided that the total amounts of dividends paid up every six months does not exceed the total amount within the capital reserve determined within article 182 of Brazilian Corporate Law; and (iii) the amount recorded on the profit and loss account or profit reserve account on our last annual or semiannual financial statements.

Under the Brazilian Corporate Law, a company is allowed to withhold payment of the mandatory dividend in respect of common shares and preferred shares if:

·	management and the fiscal board report to the shareholders meeting that the distribution would be incompatible with the financial circumstances of the company; and

·	the shareholders ratify this decision at the shareholder’s meeting. In this case:

·	management must forward to the CVM within five days of the shareholders meeting an explanation justifying the decision at the shareholders meeting; and

·
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

Under Brazilian Corporate Law, adjusted net income is an amount equal to our net income adjusted to reflect allocations to or from (i) legal reserves, and (ii) contingency reserves for anticipated losses, if any.

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

Brazilian Corporate Law also provides for an additional allocation of net profits to special accounts, which is also recommended by management and subject to approval by shareholders at the annual shareholders meeting, including the amount of net profits that may be allocated to the contingency reserve for anticipated losses that are deemed probable in future years. Any amount so allocated in a previous year must be either:

·	reversed in the fiscal year in which the loss was anticipated, if the loss does not in fact occur; or

·	written-off if the anticipated loss occurs.

Net profits may also be allocated to the unrealized income reserve in case the total amount of mandatory dividends exceeds the amount of realized net income. Such allocation should also be suggested by management and subject to approval by shareholders at the shareholders meeting. For such purpose, realized income is the balance of net profits exceeding the sum of:

·	the positive net result of equity adjustment; and

·	earnings net from transactions or the accounting of assets and liabilities at market value which must be realized after the end of the subsequent fiscal year.

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

Payment of Dividends

We are required by law and our bylaws to hold an annual shareholders meeting by April 30 of each year to approve, among other issues, the allocation of net profits obtained during the preceding fiscal year and the declaration of dividends by decision of common shareholders are decided, acting on the recommendation of the executive officers, as approved by the Board of Directors. The payment of annual dividends is based on the financial statements prepared for each fiscal year ending December 31. Under the Brazilian Corporate Law, dividends are required to be paid within 60 days following the date the dividend is declared to shareholders of record on the declaration date, unless a resolution by the shareholders sets forth another date of payment, which must occur before the end of the fiscal year.

A shareholder has a three-year period from the dividend payment date to claim dividends in respect of its shares, after which any unclaimed dividend distributions legally revert to us. Because our shares are issued in book-

entry form, dividends with respect to any share are automatically credited to the account holding the share and no action is required on part of the shareholder. We are not required to adjust the amount of paid-in capital for inflation.

If a shareholder is not a resident of Brazil, he or she must register with the Central Bank to be eligible to receive dividends, sales proceeds or other amounts with respect to his or her shares outside of Brazil. Our preferred shares underlying ADSs are held in Brazil by a Brazilian custodian, Citibank N.A., as the agent for the depositary, which is the registered owner of our shares.

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

Additional Payments on Shareholders’ Equity

Law No. 9,249, dated December 26, 1995, as amended, provides for distribution to shareholders of interest on shareholders’ equity, which may be computed against the amount of dividends to be distributed to the shareholders. A company may treat these payments as financial expenses for income tax and social contribution purposes. This interest is limited to the daily pro rata variation of the TJLP, a nominal long-term interest rate determined by the federal government that includes an inflation factor and cannot exceed the greater of:

·	50% of net income (before deducting income taxes and the interest on shareholders’ equity) for the period in respect of which the payment is made, or

·	50% of the sum of retained earnings and profit reserves.

Any payment of interest in respect to preferred shares to shareholders (including the holders of ADSs) is subject to Brazilian withholding tax at a rate of 15%, or 25% in the case of a shareholder domiciled in a tax haven, and these payments may be included, at their net value, as part of any mandatory dividend. If payment of interest on shareholders equity is made for a beneficiary located outside of Brazil, the IOF tax triggers at a rate of zero. See “Item 10. Additional Information—E. Taxation—Brazilian Tax Considerations— Distributions of Interest on Shareholders’ Equity.”

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

The following table sets forth the dividends or interest on shareholders’ equity paid to holders of our common and preferred shares since 2010 in reais.
Year	Description (Dividends or Interest on Shareholders’ Equity)(1)	Common Shares	Preferred Shares
	(per share/in R$)
2014	Div/Int	2.122786	2.335065
2013	Div/Int	3.946735	4.341409
2012	Div/Int	2.567510	2.824261
2011	Div/Int	4.783035	5.261339
2010	Div/Int	3.616248	3.977873

(1)	Interest on shareholders’ equity is net of withholding taxes.

Dividends and Interest on Shareholders’ Equity

On April 11, 2012, at the General Shareholders Meeting, the shareholders approved the distribution of dividends to the common and preferred shares in the total amount of R$1,953 million declared on the basis of the closing balance sheet on December 31, 2011. The actual payment was made as follows:

·	an initial installment of R$1,075.6 million which the payment occurred on May 01, 2012; and

·	the remaining portion of R$877.4 million which payment occurred on December 12, 2012.

On November 5, 2012, the Board of Directors approved the distribution of interim dividends of R$1,122.5 million based on earnings accumulated in our existing balance sheet as of June 30, 2012, which was paid on December 12, 2012.

On January 10, 2013, the Board of Directors approved the distribution of interim dividends of R$1,650 million based on earnings accumulated in our existing balance sheet as of September 30, 2012, which was paid on February 18, 2013.

On April 16, 2013, at the General Shareholders Meeting, the shareholders approved the distribution of dividends to the common and preferred shares in the total amount of R$1,499 million declared on the basis of the closing balance sheet on December 31, 2012, which was paid on November 26, 2013.

On August 19, 2013, the Board of Directors approved, subject to shareholder approval, a payment of interest on shareholders equity for the common and preferred shares totaling R$220 million, which was paid on November 26, 2013.

On September 19, 2013, the Board of Directors approved, subject to shareholder approval, a payment of interest on shareholders equity for the common and preferred shares totaling R$220 million, which was paid on November 26, 2013.

On October 18, 2013, the Board of Directors approved, subject to shareholder approval, a payment of interest on shareholders equity for the common and preferred shares totaling R$538 million and the distribution of dividends to the common and preferred shares in the total amount of R$746 million, which was paid on November 26, 2013.

On December 18, 2013, the Board of Directors approved a payment of interest on shareholders’ equity for the common and preferred shares totaling R$760 million, which was paid on March 14, 2014.

On February 25, 2014, the Board of Directors of the Company approved the distribution of dividends of R$1,043 million, based on the existing profits in the balance of the fourth quarter of 2013, which was paid on March 27, 2014.

On April 23, 2014, at the General Shareholders Meeting, the shareholders approved the distribution of dividends to the common and preferred shares in the total amount of R$133 million declared on the basis of the closing balance sheet on December 31, 2013, which was paid on May 27, 2014.

On July 18, 2014, the Board of Directors approved a payment of interest on shareholders’ equity for the common and preferred shares totaling R$298 million, which was paid on December 19, 2014.

On August 18, 2014, the Board of Directors approved a payment of interest on shareholders’ equity for the common and preferred shares totaling R$299 million, which was paid on December 19, 2014.

On September 19, 2014, the Board of Directors approved a payment of interest on shareholders’ equity for the common and preferred shares totaling R$250 million, which was paid on December 19, 2014.

On October 20, 2014, the Board of Directors approved a payment of interest on shareholders’ equity for the common and preferred shares totaling R$306 million. The payment will be made to common and preferred shareholders who were registered in the Company’s books on October 31, 2014. The payment will be made by the end of fiscal year 2015, on a date to be determined by the Company’s Board.

On November 17, 2014, the Board of Directors approved a payment of interest on shareholders’ equity for the common and preferred shares totaling R$463 million. The payment will be made to common and preferred shareholders who were registered in the Company’s books on November 28, 2014. The payment will be made by the end of fiscal year 2015, on a date to be determined by the Company’s Board.

On December 18, 2014, the Board of Directors approved a payment of interest on shareholders’ equity for the common and preferred shares totaling R$475 million. The payment will be made to common and preferred shareholders who were registered in the Company’s books on December 30, 2014. The payment will be made by the end of fiscal year 2015, on a date to be determined by the Company’s Board.

On January 30, 2015, the Board of Directors approved a payment of dividends for the common and preferred shares totaling R$2,750 million.  The payment will be made to common and preferred shareholders who were registered in the Company’s books on February 10, 2015. The payment will be made by the end of fiscal year 2015, on a date to be determined by the Company’s Board.

B.	Significant Changes

None.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

The trading market for our common and preferred shares is BM&FBOVESPA.

Our preferred shares began trading on BM&FBOVESPA on September 21, 1998 and are traded on BM&FBOVESPA under the symbol “VIVT4” (formerly TLPP4).” Our common shares trade under the symbol “VIVT3” (formerly TLPP3). At December 31, 2014, we had approximately 1.125.6 million common and preferred shares held by approximately 2.3 million common and preferred shareholders.

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

	NYSE		BM&FBOVESPA		BM&FBOVESPA
	HIGH	LOW	HIGH	LOW	HIGH	LOW
	(in US$ per ADS)		(in reais per preferred share)		(in reais per common share)
Year ended:
December 31, 2010	24.53	22.70	42.03	38.60	39.30	36.22
December 31, 2011	28.33	25.74	52.97	47.47	48.00	43.50
December 31, 2012	31.22	21.17	56.92	43.45	51.69	37.53
December 31, 2013	27.66	17.94	54.89	41.66	48.45	38.24
December 31, 2014	22.34	16.74	52.51	42.00	43.52	36.60
Year ended December 31, 2013:
First quarter	27.66	24.32	54.12	48.14	48.24	43.00
Second quarter	26.94	21.74	54.89	48.29	48.45	43.55
Third quarter	23.50	19.68	51.50	45.85	45.50	41.00
Fourth quarter	22.94	17.94	50.12	41.66	44.15	38.24
Year ended December 31, 2014:
First quarter	21.24	17.97	48.03	42.22	42.00	37.16
Second quarter	21.47	19.90	47.47	43.81	41.80	37.13
Third quarter	22.34	18.42	51.30	42.00	43.12	36.60
Fourth quarter	20.90	16.74	52.51	45.56	43.52	37.60
Month ended:
August 30, 2014	21.40	18.42	47.85	42.00	41.89	36.60
September 30, 2014	22.34	19.64	51.30	46.50	43.12	39.60
October 31, 2014	20.44	18.29	50.61	46.29	42.96	38.23
November 30, 2014	20.90	19.07	52.51	48.49	43.52	40.00
December 31, 2014	19.40	16.74	49.50	45.56	42.15	37.60
January 30, 2015	20.27	16.80	52.25	45.67	43.30	36.15
February 2015 (through February 26)	19.40	17.75	54.14	50.80	44.50	40.96

B.	Plan of Distribution

Not applicable.

C.	Markets

Regulation of Brazilian Securities Markets

The Brazilian securities market is regulated and supervised by the CMN (which has general authority over the stock exchanges and securities markets), as provided for by the Brazilian Securities Exchange Act and Brazilian Corporate Law. The CMN is responsible for supervising the CVM’s activities, granting licenses to brokerage firms to govern their incorporation and operation, and regulating foreign investment and exchange transactions, as provided for by the Brazilian Securities Exchange Act and Law No. 4,595 of December 31, 1964, as amended. These laws and regulations provide for, among other things, disclosure requirements to issuers of securities listed on stock exchanges, criminal sanctions for insider trading and price manipulation, protection of minority shareholders, the procedures for licensing and supervising brokerage firms and the governance of Brazilian stock exchanges.

Under Brazilian Corporate Law, a company is either publicly held and listed, a companhia aberta, or privately held and unlisted, a companhia fechada. All listed companies are registered with the CVM and are subject to reporting requirements to periodically disclose information and material facts. A company registered with the CVM is authorized to trade its securities either on the Brazilian exchange markets, including the BM&FBOVESPA, or in the Brazilian over-the-counter market. Shares of companies listed on BM&FBOVESPA may not simultaneously trade on the Brazilian over-the-counter markets. The over-the-counter market consists of direct trades between persons in which a financial institution registered with the CVM serves as an intermediary. No special application, other than registration with the CVM (and, in case of organized over-the-counter markets, with the relevant over-the-counter market), is necessary for securities of a publicly held company to be traded in this market. To be listed on the BM&FBOVESPA, a company must apply for registration with the BM&FBOVESPA and the CVM.

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

Trading on the BM&FBOVESPA

BM&FBOVESPA is a Brazilian publicly held company formed in 2008 through the integration between the São Paulo Stock Exchange (Bolsa de Valores de São Paulo) and the Brazilian Mercantile and Futures Exchange (Bolsa de Mercadorias & Futuros). BM&FBOVESPA is one of the largest exchanges in the world in market capitalization, the second in the Americas and the leader in Latin America.

Trading on the exchange is conducted by authorized members. Trading sessions take place every business day, from 10:00 a.m. to 5:00 p.m. or from 11:00 a.m. to 6:00 p.m. during daylight savings time in Brazil, on an electronic trading system called Megabolsa. Trading is also conducted between 6:00 p.m. and 7:30 p.m., or between 7:00 p.m. and 8:30 p.m. during daylight savings time in Brazil, in an after-market system connected to both traditional brokerage firms and brokerage firms operating on the Internet. This after-market trading is subject to regulatory limits on price volatility of securities traded by investors operating on the Internet.

To better control the excess of volatility in market conditions, BM&FBOVESPA has adopted a “circuit breaker” system pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour whenever the indices of these stock exchanges fall below the limits of 10% and 15%, respectively, compared to the index at the close of trading of the previous trading day. In the event the stock exchange index falls below the limit of 20% in comparison to the previous trading day, BM&FBOVESPA may determine the suspension of trading sessions for a certain period to be defined at its sole discretion.

On December 31, 2014, the aggregate market capitalization of the 363 companies listed on BM&FBOVESPA was approximately US$845 billion. Although all the outstanding shares of an exchange-listed company may trade on a Brazilian stock exchange, in most cases, less than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling entities or persons that rarely trade their shares. For this reason, data showing the total market capitalization of Brazilian stock exchanges tends to overstate the liquidity of the Brazilian equity securities market.

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

With the approval of our Board of Directors and/or Officers, we implemented several measures over the last few years designed to improve our transparency and disclosure practices. We believe these measures will benefit our shareholders, and current and future investors as well as the marketplace in general. Among the measures we have implemented, we have:

·	created a disclosure policy for material facts and corporate actions (Política de Divulgação de Ato e Fato Relevante);

·	created a policy for internal controls related to financial information (Normativa sobre Registro, Comunicação e Controle de Informação Financeiro-Contábil);

·	created Service Quality and Marketing Committee;

·	created Control and Audit Committee;

·	created Nominations, Compensation and Corporate Governance Committee;

·	created a procedure to receive and deal with reports of accounting and auditing fraud within the company (Canal de Denúncias);

·	created a policy for prior approval of contracting audit services (Normativa sobre Aprovação Prévia de Serviços a serem Prestados pelo Auditor Externo);

·	created an internal rule of conduct relating to the securities market (Regulamento Interno de Conduta);

·	created an Ethics Code in respect of handling financial information (Normas de Conduta para Financeiros); and

·	created a policy regarding communication of information to the securities market (Normativa sobre Comunicação de Informação aos Mercados).

As determined by the Brazilian Corporate Law, the total annual maximum compensation of the statutory Board Of Directors and Executive Committee is approved by our shareholders at a shareholders meeting. The Nominations, Compensation and Corporate Governance Committee provides information and recommendations to the Board of Directors regarding the criterion for compensation.

Our rules relating to insider trading are determined in our internal rules in accordance with the corporate laws. Senior management and members of our Board of Directors and any other employee exposed to sensitive information are subject to the restrictions imposed by such rules. In addition to the prohibition on trading of our shares by such individuals when in possession of insider information, the rules establish blackout trading periods for those periods when insider information is available. As an example, the rules determine that any shares acquired shall be kept for a period of six months from the date of acquisition, and the month before the formulation and approval of our annual or quarterly financial statements by our Board of Directors is considered a blackout period under the charter. In addition, the charter sets forth instructions for dealing with conflicts of interest and mandates disclosure of any such situation.

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

In addition to complying with the rules of corporate governance applicable to us under Brazilian law, we intend to gradually comply with substantially all of the new rules established by the NYSE and the SEC applicable to domestic U.S. companies  that are qualified as controlled companies under NYSE rules.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

The following information describes our common shares and preferred shares and provisions of our bylaws and of the Brazilian Corporate Law. This description is only a summary. You should read and refer to our bylaws (estatuto social) included as Exhibit 1.1 hereto.

Description of Our Bylaws

The following is a summary of the material provisions of our bylaws and of the Brazilian Corporate Law. In Brazil, a company’s bylaws (estatuto social) are the principal governing document of a corporation (sociedade anônima).

General

We are registered with the Board of Trade of São Paulo (Junta Comercial de São Paulo), or JUCESP, under No. 35.3.001588-14. We have been duly registered with the CVM under No. 17671 since August 19, 1998. Our headquarters are located in the city of São Paulo, state of São Paulo, Brazil. Our company has a perpetual existence.

As of December 31, 2014, we had outstanding share capital of R$37,798,109,745.03, comprised of 1,125,601,930 total shares, consisting of 381,587,111 issued common shares and 744,014,819 issued preferred shares. All of our outstanding share capital is fully paid. All of our shares are without par value. Under the Brazilian Corporate Law, and in accordance with Law 10,303/01 considering that we were a publicly held company before 2001, the aggregate number of our non-voting and limited voting preferred shares may not exceed two thirds of our total outstanding share capital. In addition, our board of directors may increase our share capital up to 1,850,000,000 common or preferred shares without amendment to our bylaws. Any increase of our share capital above that limit must be approved by a general extraordinary shareholders meeting.

As of December 31, 2014, 251,440 common shares were held by us (treasury shares) at a book value per share of R$40.02. As of December 31, 2014, 2,081,246 preferred shares were held by us (treasury shares) at a book value per share of R$40.02. On February 24, 2015, our board of directors approved the cancellation of all treasury shares held by us. As of the date of this annual report, there are no persons to whom any capital of company or any of our subsidiaries is under option or agreed conditionally or unconditionally to be put under option.

History of Share Capital

During the past three years, we have not issued any common or preferred shares or increased or decreased our capital stock.

Corporate Purposes

Under Article 2 of our bylaws, our corporate purposes are:

·	to offer telecommunications services and all activities required or useful for the operation of these services, in conformity with our concessions, authorizations and permits;

·	to participate in the capital of other companies whose business purpose is also related to the telecommunication industry in Brazil;

·	to organize wholly owned subsidiaries for the performance of activities that are consistent with our corporate purposes and recommended to be decentralized;

·	to import, or promote the importation of, goods and services that are necessary to the performance of activities consistent with our corporate purposes;

·	to provide technical assistance services to other telecommunications companies engaging in activities of common interest;

·	to perform study and research activities aimed at the development of the telecommunications sector;

·
to enter into contracts and agreements with other telecommunications companies or other persons or entities to assure the operations of our services, with no loss of its attributions and responsibilities;

·	to perform other activities related to those assigned by the Brazilian National Telecommunications Agency (Agência Nacional de Telecomunicações), or ANATEL; and

·	to commercialize equipment and materials necessary or useful to telecommunications services.

Board of Directors

Under our bylaws, any matters subject to the approval of our board of directors (conselho de administração) can be approved only by an absolute majority of votes of the present members of our board of directors with a majority of members currently in office. Under our bylaws, our board of directors may only deliberate if a majority of its members are present at a duly convened meeting.

Election of Directors

The members of our board of directors are elected at general meetings of shareholders for concurrent three-year terms. The tenure of the members of the board of directors and board of executive officers will be conditioned on such members signing the respective instrument and complying with applicable legal requirements.

Qualification of Directors

Brazilian Corporate Law no longer requires ownership of shares in order for a person to qualify as a member of the board of directors of a corporation. However, our bylaws require that our directors own shares of our company. The Brazilian Corporate Law requires each of our executive officers to be residents of Brazil. Members of our board of directors are not required to be residents of Brazil; however, their tenure is conditioned on the appointment of a representative who resides in Brazil with powers to receive service of process in proceedings initiated against such member based on the corporate legislation, by means of a power-of-attorney valid for at least three years after the termination of the term of such director.

Fiduciary Duties and Conflicts of Interest

All members of our board of directors owe fiduciary duties to us and all of our shareholders.

Under the Brazilian Corporate Law, if one of our directors or one of our executive officers has a conflict of interest with our company in connection with any proposed transaction, such director or executive officer may not vote in any decision of our board of directors or of our board of executive officers, as the case may be, regarding such transaction and must disclose the nature and extent of his conflicting interest for inclusion in the minutes of the applicable meeting.

Any transaction in which one of our directors or executive officers may have an interest can only be approved on reasonable and fair terms and conditions that are no more favorable than the terms and conditions prevailing in the market or offered by third parties. If any such transaction does not meet this requirement, then the Brazilian Corporate Law provides that the transaction may be nullified and the interested director or executive officer must return to us any benefits or other advantages that he obtained from, or as result of, such transaction. Under the Brazilian Corporate Law and upon the request of a shareholder who owns at least 5.0% of our total share capital, our directors and executive officers must reveal to our shareholders at an ordinary meeting of our shareholders certain transactions and circumstances that may give rise to a conflict of interest. In addition, our company (through the approval of the majority of our share capital) or shareholders who own 5.0% or more of our share capital may bring an action for civil liability against directors and executive officers for any losses caused to us as a result of a conflict of interest.

Compensation

Under our bylaws, our common shareholders approve the aggregate compensation payable to our directors, executive officers and members of our fiscal council. Subject to this approval, our board of directors establishes the compensation of its members and of our executive officers.

Mandatory Retirement

Neither the Brazilian Corporate Law nor our bylaws establish any mandatory retirement age for our directors or executive officers.

Share Capital

Under the Brazilian Corporate Law, since October 2001, as per Law 10,303, the number of issued and outstanding non-voting shares or shares with limited voting rights, such as our preferred shares, may not exceed fifty percent of our total outstanding share capital, and not two thirds. However, according to the same law, companies that were already incorporated before said law went into effect were permitted to maintain the previous requirements. Therefore, in accordance with Law 10,303/01, considering that we were a publicly held company incorporated before 2001, the number of our issued and outstanding non-voting shares or shares with limited voting rights, such as our preferred shares, may not exceed two thirds of our total outstanding share capital.

Each of our common shares entitles its holder to one vote at our annual and extraordinary shareholders’ meetings. Holders of our common shares are not entitled to any preference in respect of our dividends or other distributions or otherwise in case of our liquidation.

Our preferred shares are non-voting, except in limited circumstances. They are given priority in the reimbursement of capital, without premium, and are entitled to receive a dividend 10% higher than that attributable to common shares. See “—Voting Rights” for information regarding the voting rights of our preferred shares and “—Dividends—Dividend Preference of Preferred Shares” for information regarding the distribution preferences of our preferred shares.

Shareholders’ Meetings

Under the Brazilian Corporate Law, we must hold an annual shareholders’ meeting by April 30 of each year in order to:

·	approve or reject the financial statements approved by our board of directors, including any recommendation by our board of directors for the allocation of net profit and distribution of dividends;

·
elect members of our board of directors (upon expiration of their three-year terms) and members of our fiscal council, subject to the right of preferred shareholders and minority common shareholders to elect members of our board of directors and our fiscal council; and

·	approve the monetary adjustment of our share capital.

In addition to the annual shareholders’ meetings, holders of our common shares have the power to determine any matters related to changes in our corporate purposes and to pass any resolutions they deem necessary to protect and enhance our development whenever our interests so require, by means of extraordinary shareholders’ meetings.

We convene our shareholders’ meetings, including our annual shareholders’ meeting, by publishing a notice in two Brazilian newspapers. On the first call of any meeting, the notice must be published no fewer than three times, beginning at least 15 calendar days prior to the scheduled meeting date. On the second call of any meeting, the notice must be published no fewer than three times, beginning at least 8 calendar days prior to the scheduled meeting date. For meetings involving deliberations described under article 136 of the Brazilian Corporate Law, which include (i) the creation of preferred shares or a disproportionate increase of an existing class of our preferred shares relative to the other classes of our preferred shares, other than to the extent permitted by our bylaws; (ii) a change of a priority, preference, right, privilege or condition of redemption or amortization of any class of our preferred shares, or the creation of a preferred class of shares with rights and/or conditions superior to an existing class of our preferred shares; (iii) decrease in the mandatory dividend; (iv) merger into another company or consolidation with another company; (v) our participation in a centralized group of companies; (vi) change in our corporate purpose; (vii) dissolving or liquidating our company or canceling any ongoing liquidation of our company; and (viii) spinning-off of all or any part of our company, the notice must be published at least 30 calendar days prior to the scheduled meeting date and on the second call at least 10 calendar days prior to the scheduled meeting date. The notice must contain the meeting’s place, date, time, agenda and, in the case of a proposed amendment to our bylaws, a description of the subject matter of the proposed amendment.

Our board of directors may convene a shareholders’ meeting. Under the Brazilian Corporate Law, shareholders’ meetings also may be convened by our shareholders as follows:

·	by any of our shareholders if, under certain circumstances set forth in the Brazilian Corporate Law, our directors do not convene a shareholders’ meeting required by law within 60 days;

·
by shareholders holding at least 5% of our total share capital if, after a period of eight days, our directors fail to call a shareholders’ meeting that has been requested by such shareholders by means of a duly reasoned request that indicates the subject matter; and

·
by shareholders holding at least 5% of either our total voting share capital or our total non-voting share capital, if after a period of eight days, our directors fail to call a shareholders’ meeting for the purpose of appointing a fiscal council that has been requested by such shareholders.

In addition, our fiscal council may convene an ordinary shareholders’ meeting if our board of directors does not convene an annual shareholders’ meeting within 30 days or an extraordinary shareholders’ meeting at any other time to consider any urgent and serious matters.

Each shareholders’ meeting is presided over by the president of the board of directors, who is responsible for choosing a secretary of the meeting. In case of absence of the president of the board of directors at the shareholders’ meeting, the shareholders may choose, among those present, the president and the secretary of the meeting. A shareholder may be represented at a shareholders’ meeting by an attorney-in-fact appointed by the shareholder less than one year before the meeting. The attorney-in-fact must be a shareholder, a member of our board of directors, a member of our board of executive officers, a lawyer or a financial institution, and the power of attorney appointing the attorney-in-fact must comply with certain formalities set forth under Brazilian law. To be admitted to a shareholders’ meeting, a person must produce proof of his or her shareholder status or a valid power of attorney.

In order to convene a shareholders’ meeting, shareholders representing at least 25% of our issued voting share capital must be present on first call. However, shareholders representing at least two thirds of our issued voting share capital must be present at a shareholders’ meeting called to amend our bylaws. If a quorum is not present, our board of directors may issue a second call by publishing a notice as described above at least eight calendar days prior to the scheduled meeting. Except as otherwise provided by law, the quorum requirements do not apply to a meeting held on the second call, and the shareholders’ meetings may be convened with the presence of shareholders representing any number of shares (subject to the voting requirements for certain matters described below). A shareholder without a right to vote may attend a shareholders’ meeting and take part in the discussion of matters submitted for consideration.

Voting Rights

Under the Brazilian Corporate Law and our bylaws, each of our common shares entitles its holder to one vote at our shareholders’ meetings. Our preferred shares generally do not confer voting rights, except in limited circumstances described below. Holders of preferred shares are only entitled to attend and to discuss, but not to vote on, the issues discussed at our general shareholders’ meetings. Whenever the shares of any class of share capital are entitled to vote, each share is entitled to one vote.

Voting Rights of Common Shares

Except as otherwise provided by law, resolutions of a shareholders’ meeting are passed by a simple majority vote of the holders of our common shares present or represented at the meeting, without taking abstentions into account. Under the Brazilian Corporate Law, the approval of shareholders representing at least half of our voting shares is required for the types of action described below:

·
creating preferred shares or disproportionately increasing an existing class of our preferred shares relative to the other classes of our preferred shares, other than to the extent permitted by our bylaws;

·
changing a priority, preference, right, privilege or condition of redemption or amortization of any class of our preferred shares or creating a new class of preferred shares that has a priority, preference, right, condition or redemption or amortization superior to an existing class of our preferred shares;

·	reducing the mandatory dividend set forth in our bylaws;

·	changing our corporate purpose;

·	merging our company with another company, or consolidating our company, subject to the conditions set forth in the Brazilian Corporate Law;

·	transferring all of our shares to another company, known as an “incorporação de ações” under the Brazilian Corporate Law;

·	participating in a centralized group of companies (grupo de sociedades) as defined under the Brazilian Corporate Law and subject to the conditions set forth in the Brazilian Corporate Law;

·	dissolving or liquidating our company or canceling any ongoing liquidation of our company; and

·	spinning-off of all or any part of our company.

Decisions on the transformation of our company into another form of company require the unanimous approval of our shareholders, including the holders of our preferred shares.

Our company is required to give effect to shareholders agreements that contain provisions regarding the purchase or sale of our shares, preemptive rights to acquire our shares, the exercise of the right to vote or the power to control our company, if these agreements are filed with our headquarters. Brazilian Corporate Law requires the president of any shareholder or board of directors meeting to disregard any vote taken by any of the parties to any shareholders agreement that has been duly filed with our company that violates the provisions of any such agreement. In the event that a shareholder that is party to a shareholders agreement (or a director appointed by such shareholder) is absent from any shareholders’ or board of directors’ meeting or abstains from voting, the other party or parties to that shareholders agreement have the right to vote the shares of the absent or abstaining shareholder (or on behalf of the absent director) in compliance with that shareholders agreement.

Under the Brazilian Corporate Law, neither our bylaws nor actions taken at a shareholders’ meeting may deprive any of our shareholders of certain specific rights, including:

·	the right to participate in the distribution of our profits;

·	the right to participate in any remaining residual assets in the event of our liquidation;

·	the right to supervise the management of our corporate business as specified in the Brazilian Corporate Law;

·
the right to preemptive rights in the event of an issuance of our shares, debentures convertible into our shares or subscription bonuses, except with respect to a public offering of our securities; and

·	the right to withdraw from our company under the circumstances specified in the Brazilian Corporate Law.

Voting Rights of Minority Shareholders

Shareholders holding shares representing not less than 5% of our voting shares at our shareholders’ meeting have the right to request that we adopt a cumulative voting procedure to elect the members of the board of directors. This procedure must be requested by the required number of shareholders at least 48 hours prior to a shareholders’ meeting.

Under the Brazilian Corporate Law, shareholders that are not controlling shareholders, but that together hold either:

·	non-voting preferred shares representing at least 10% of our total share capital; or

·
common shares representing at least 15% of our voting capital have the right to appoint one member to our board of directors at our shareholders’ meeting. If no group of our common or preferred shareholders meets the thresholds described above, shareholders holding preferred shares or common shares representing at least 10% of our total share capital are entitled to combine their holdings to appoint one member to our board of directors.

In the event that minority holders of common shares and/or holders of non-voting preferred shares elect a director and the cumulative voting procedures described above are also used, our controlling shareholders always retain the right to elect at least one member more than the number of members elected by the other shareholders, regardless of the total number of members of our board of directors.

The shareholders seeking to exercise these minority rights must prove that they have held their shares for not less than three months preceding the shareholders’ meeting at which the director will be appointed. Any directors appointed by the non−controlling shareholders have the right to veto for cause the selection of our independent registered public accounting firm.

In accordance with the Brazilian Corporate Law, the holders of preferred shares without voting rights or with restricted voting rights are entitled to elect one member and an alternate to our fiscal council in a separate election. Minority shareholders have the same right as long as they jointly represent 10% or more of the voting shares. The other shareholders with the right to vote may elect the remaining members and alternates, who, in any event, must number more than the directors and alternates elected by the holders of the non-voting preferred shares and the minority shareholders.

Voting Rights of Preferred Shares

The appointment of one member of our statutory fiscal council takes places at the annual ordinary general shareholders’ meeting, upon separate vote of the holders of preferred shares, for the position available at the fiscal council. The election of a member of the board of directors by preferred shareholders also occurs on a separate vote, with no participation of the controlling shareholder.

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

Preferred shares are entitled to full voting rights with respect to:

·	the election of one member to the board of directors and fiscal council in a straight vote;

·	bylaw modifications that seek to limit preferred shareholders’ voting rights in respect of selecting new Board members in a straight vote;

·	any agreements for the rendering of management services (including technical assistance services) between us and any foreign affiliate of our controlling shareholder;

·	any agreements with related parties, in which the terms and conditions established are more onerous to our company than those normally adopted by the market in agreements of the same type;

·	resolutions amending or revoking article 9, sole paragraph of Article 11, and article 30 of our bylaws; and

·	any resolution submitted to the general shareholders meeting during our liquidation process.

Under the Brazilian Corporate Law, the following actions require ratification by the majority of issued and outstanding shares of the affected class within one year from the shareholders’ meeting at which the common shareholders approve the action:

·
the creation of preferred shares or a disproportionate increase of an existing class of our preferred shares relative to the other classes of our preferred shares, other than to the extent permitted by our bylaws;

·	a change of a priority, preference, right, privilege or condition of redemption or amortization of any class of our preferred shares; or

·	the creation of a new class of preferred shares that has a priority, preference, right, condition or redemption or amortization superior to an existing class of our preferred shares.

This meeting would be called by publication of a notice in two Brazilian newspapers during three days, at least 30 days before the meeting. However, it would not generally require any other form of notice.

Liquidation

We may be liquidated in accordance with the provisions of Brazilian law. In the event of our extrajudicial liquidation, a shareholders’ meeting will determine the manner of our liquidation, appoint our liquidator and our fiscal council that will function during the liquidation period.

Upon our liquidation, our preferred shares will be given preference in the reimbursement of capital, without premium.

Preemptive Rights

Each shareholder has a general preemptive right to subscribe for shares of the same class in any capital increase, in an amount sufficient to keep the same proportional participation of such shareholder in the total capital of the corporation. A minimum period of 30 days following the publication of the capital increase notice shall be observed by the corporation for the exercise of the preemptive right by the shareholder. The right of participation in capital increases is assignable under Brazilian Corporate Law. In the event of a capital increase that would maintain or increase the proportion of capital represented by preferred shares, holders of ADSs, or of preferred shares, would have the preemptive right to subscribe only to our newly issued preferred shares. In the event of a capital increase that would reduce the proportion of capital represented by preferred shares, holders of ADSs, or of preferred shares, would have the preemptive right to subscribe to our newly issued preferred shares in proportion to their shareholdings and to our newly issued common shares only to the extent necessary to prevent dilution of their interest.

However, holders of our ADSs may not be able to exercise the preemptive rights relating to our shares underlying their ADSs unless a registration statement under the Securities Act is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to the shares relating to these preemptive rights or to take any other action to make preemptive rights available to holders of our ADSs, and we may not file any such registration statement.

In addition, a publicly held company whose bylaws allow for capital increases may provide for the issuance of stock, debentures convertible into stock or subscription bonuses without granting any preemptive rights to prior shareholders or by decreasing the term for the shareholders to exercise their preemptive rights, as long as the placement of such securities is made:

·	upon sale on a stock exchange or public subscription;

·	through an exchange of shares in a public offering, with the purpose of acquiring control of another company; or

·	for the use of certain tax incentives but only when such placement is made without granting preemptive rights.

Redemption, Amortization, Tender Offers and Rights of Withdrawal

Our bylaws or our shareholders at a shareholders’ meeting may authorize us to use our profits or reserves to redeem or amortize our shares in accordance with conditions and procedures established for such redemption or amortization. The Brazilian Corporate Law defines “redemption” (resgate de ações) as the payment of the value of the shares in order to permanently remove such shares from circulation, with or without a corresponding reduction of our share capital. The Brazilian Corporate Law defines “amortization” (amortização) as the distribution to the shareholders, without a corresponding capital reduction, of amounts that they would otherwise receive if we were liquidated. If an amortization distribution has been paid prior to our liquidation, then upon our liquidation, the shareholders who did not receive an amortization distribution will have a preference equal to the amount of the amortization distribution in the distribution of our capital.

The Brazilian Corporate Law authorizes us to redeem shares not held by our controlling shareholders, if, after a tender offer effected as a consequence of delisting or a substantial reduction in the liquidity of our shares, our controlling shareholders increase their participation in our total share capital to more than 95%. The redemption price in such case would be the same price paid for our shares in any such tender offer.

The Brazilian Corporate Law and our bylaws also require the acquirer of control (in case of a change of control) or the controller (in case of delisting or a substantial reduction in liquidity of our shares) to make a tender offer for the acquisition of the shares held by minority shareholders under certain circumstances described below under “—Mandatory Tender Offers.” The shareholder can also withdraw its capital from our company under certain circumstances described below under “—Rights of Withdrawal.”

Mandatory Tender Offers

The Brazilian Corporate Law requires the launching of a tender offer at a purchase price equal to fair value for all outstanding shares in order to cancel the registration of our company as a publicly held company or in case of a substantial reduction in the liquidity of our shares as a result of purchases by our controlling shareholders.

If our controlling shareholders enter into a transaction which results in a change of control of our company, the controlling shareholders must include in the documentation of the transaction an obligation of the acquirer to launch a tender offer for the purchase of all our common shares for, at least, 80% of the price per share paid to the controlling shareholders. The tender offer must be submitted to the CVM within 30 days from the date of execution of the definitive documents of sale of the shares.

Rights of Withdrawal

The Brazilian Corporate Law provides that, in certain limited circumstances, a dissenting shareholder may withdraw its equity interest from our company and be reimbursed by us for the value of our common or preferred shares that it then holds.

This right of withdrawal may be exercised by dissenting shareholders in the event that the holders of shares with voting rights authorize:

(i)
the creation of preferred shares or a disproportionate increase of an existing class of our preferred shares relative to the other classes of our preferred shares, other than to the extent permitted by our bylaws;

(ii)	a change of a priority, preference, right, privilege or condition of redemption or amortization of any class of our preferred shares;

(iii)	a reduction of the mandatory dividend set forth in our bylaws;

(iv)	merger into another company or consolidation with another company;

(v)	our participation in a centralized group of companies (grupo de sociedades);

(vi)	a change in our corporate purpose; or

(vii)	spinning-off of the company

In addition, we note that:

·	in items (i) and (ii), only the holders of shares of the affected type or class will be entitled to redemption;

·	in items (iv) and (v), the holders of shares of a type or class with liquidity and dispersion in the market will not have the right to redemption; and

·
in item (vii), the dissenting shareholders shall only have a right of redemption if the spinning off implies in: (1) a change in the corporate purpose (except if the spun-off assets revert to a company whose main purpose is the same as ours), (2) a reduction of the mandatory dividend, or  (3) participation in a group of companies.

Dissenting shareholders are also entitled to withdraw in the event that the entity resulting from a merger or spin-off does not have its shares listed in an exchange or traded in the secondary market within 120 days from the shareholders’ meeting that approved the relevant merger or spin-off.

Notwithstanding the above, in the event that we are consolidated or merged with another company, become part of a centralized group of companies, or acquire the control of another company for a price in excess of certain limits imposed by the Brazilian Corporate Law, holders of any type or class of our shares or the shares of the resulting entity that have minimal market liquidity and are dispersed among a sufficient number of shareholders will not have the right to withdraw. For this purpose, shares that are part of general indices representative of portfolios of securities traded in Brazil or abroad are considered liquid, and sufficient dispersion will exist if the controlling shareholder, the parent company or other companies under its control hold less than half of the total number of outstanding shares of that type or class. In case of a spin-off, the right of withdrawal will only exist if (1) there is a significant change in the corporate purpose, (2) there is a reduction in the mandatory dividend, or (3) the spin-off results in our participation in a centralized group of companies.

Only shareholders who own shares on the date of publication of the first notice convening the relevant shareholders’ meeting or the press release concerning the relevant transaction is published, whichever is earlier, will be entitled to withdrawal rights.

The redemption of shares arising out of the exercise of any withdrawal rights would be made at the book value per share, determined on the basis of our most recent audited balance sheet approved by our shareholders. If the shareholders’ meeting approving the action that gave rise to withdrawal rights occurred more than 60 days after the date of the most recent approved audited balance sheet, a shareholder may demand that its shares be valued on the basis of a balance sheet prepared specifically for this purpose.

The right of withdrawal lapses 30 days after the date of publication of the minutes of the shareholders’ meeting that approved the action that gave rise to withdrawal rights. Within ten days following the expiration of the term to exercise the withdrawal rights mentioned above, the company may call a Shareholders’ Meeting to confirm or reconsider any resolution giving rise to withdrawal if we believe that the withdrawal of shares of dissenting shareholders would jeopardize our financial stability.

Liability of Our Shareholders for Further Capital Calls

Neither Brazilian law nor our bylaws require any capital calls. Our shareholders’ liability for capital calls is limited to the payment of the issue price of any shares subscribed or acquired.

Inspection of Corporate Records

Shareholders that own 5% or more of our outstanding share capital have the right to inspect our corporate records, including shareholders’ lists, corporate minutes, financial records and other documents of our company, if (1) we or any of our officers or directors have committed any act contrary to Brazilian law or our bylaws, or (2) there are grounds to suspect that there are material irregularities in our company. However, in either case, the shareholder that desires to inspect our corporate records must obtain a court order authorizing the inspection.

Disclosures of Share Ownership

Brazilian regulations require that (1) each of our controlling shareholders, directly or indirectly, (2) shareholders who have elected members of our board of directors or fiscal council, and (3) any person or group of persons representing a person that has directly or indirectly acquired or sold an interest corresponding to at least 5% of the total number of our shares of any type or class to disclose its or their share ownership or divestment to us, and we are responsible for transmitting such information to the CVM and the market. In addition, if a share acquisition results in, or is made with the intention of, change of control or company’s management structure, as well as acquisitions that cause the obligation of performing a tender offer, the persons acquiring such number of shares are required to publish a statement containing certain required information about such acquisition.

Our controlling shareholders, shareholders that appoint members of our board of directors or fiscal council and members of our board of directors, board of executive officers or fiscal council must file a statement of any change in their holdings of our shares with the CVM and the Brazilian stock exchanges on which our securities are traded.

Form and Transfer

Our preferred shares and common shares are in book-entry form, registered in the name of each shareholder or its nominee. The transfer of our shares is governed by Article 35 of the Brazilian Corporate Law, which provides that a transfer of shares is effected by our transfer agent by an entry made by the transfer agent in its books, upon presentation of valid written share transfer instructions to us by a transferor or its representative. When preferred shares or common shares are acquired or sold on a Brazilian stock exchange, the transfer is effected on the records of our transfer agent by a representative of a brokerage firm or the stock exchange’s clearing system. The transfer agent also performs all the services of safe-keeping of our shares. Transfers of our shares by a non-Brazilian investor are made in the same manner and are executed on the investor’s behalf by the investor’s local agent. If the original investment was registered with the Central Bank pursuant to foreign investment regulations, the non-Brazilian investor is also required to amend, if necessary, through its local agent, the electronic certificate of registration to reflect the new ownership.

The BM&FBOVESPA operates a central clearing system. A holder of our shares may choose, at its discretion, to participate in this system, and all shares that such shareholder elects to be put into the clearing system are deposited in custody with the clearing and settlement chamber of the BM&FBOVESPA (through a Brazilian institution that is duly authorized to operate by the Central Bank and maintains a clearing account with the clearing and settlement chamber of the BM&FBOVESPA). Shares subject to the custody of the clearing and settlement chamber of the BM&FBOVESPA are noted as such in our registry of shareholders. Each participating shareholder will, in turn, be registered in the register of the clearing and settlement chamber of the BM&FBOVESPA and will be treated in the same manner as shareholders registered in our books.

Dividends

Our dividend distribution practice has historically included the distribution of periodic dividends, based on annual balance sheets approved by our board of directors. When we pay dividends on an annual basis, they are declared at our annual shareholders’ meeting, which we are required by the Brazilian Corporate Law and our bylaws to hold up to April 30 of each year. When we declare dividends, we are generally required to pay them within 60 days of declaring them unless the shareholders’ resolution establishes another payment date. In any event, if we declare dividends, we must pay them until the end of the fiscal year for which they were declared. Under Article 9 of Law 9,249/95 and our bylaws, we also may pay interest attributable to shareholders’ equity as an alternative form of dividends upon approval of our board of directors.

Dividend Preference of Preferred Shares

Our preferred shares are entitled to receive a dividend 10% higher than that attributable to our common shares.

Payment of Dividends and Interest Attributable to Shareholders’ Equity

We may pay the mandatory distributable amount as dividends or as interest attributable to shareholders’ equity, which is similar to a dividend but is deductible in calculating our income tax obligations.

Because our shares are issued in book-entry form, dividends with respect to any share are automatically credited to the account holding such share. Shareholders who are not residents of Brazil must register with the Central Bank in order for dividends, sales proceeds or other amounts with respect to their shares to be eligible to be remitted outside of Brazil.

The preferred shares underlying our ADSs are held in Brazil by the depositary, which has registered with the Central Bank as the registered owner of our preferred shares. Payments of cash dividends and distributions, if any, will be made in Brazilian currency to the depositary. The depositary will then convert such proceeds into dollars and will cause such dollars to be distributed to holders of our ADSs. As with other types of remittances from Brazil, the Brazilian government may impose temporary restrictions on remittances to foreign investors of the proceeds of their investments in Brazil, as it did for approximately six months in 1989 and early 1999, and on the conversion of Brazilian currency into foreign currencies, which could hinder or prevent the depositary from converting dividends into U.S. dollars and remitting these U.S. dollars abroad.

In addition, remittances are subject to a Brazilian financial transactions tax, which as of the date of this prospectus is 0%, but may be subject to change.

For information about taxation on profits, dividends and interest on shareholders’ equity, see “—E. Taxation—Brazilian Tax Considerations—Taxation of Dividends.”

Dividends

We are required by the Brazilian Corporate Law and by our bylaws to hold an annual shareholders’ meeting by April 30 of each year. At our annual shareholders’ meeting, our common shareholders may vote to declare an annual dividend. Our payment of annual dividends is based on our audited financial statements prepared for our preceding fiscal year.

Any holder of record of shares at the time that a dividend is declared is entitled to receive dividends. Under the Brazilian Corporate Law, we are generally required to pay dividends within 60 days after declaring them, unless the shareholders’ resolution establishes another payment date, which, in any case, must occur prior to the end of the fiscal year in which the dividend is declared.

Our board of directors may declare interim dividends based on (i) the accrued profits recorded in our semiannual financial statements; (ii) the accrued profits recorded in our quarterly financial statements or in our financial statements for shorter periods, provided that the total amount of dividends paid up every six months does not exceed the total amount within the capital reserve determined pursuant to article 182 of the Brazilian Corporate Law; and (ii) the amount recorded in the profit and loss account or profit reserve account in our last annual or semiannual financial statements.

All the interim dividends that are distributed shall be considered as part of the mandatory dividends that shall be paid by us.

Interest Attributable to Shareholders’ Equity

Brazilian corporations may make payments to shareholders characterized as interest on shareholders’ equity as an alternative form of making dividend distributions. Amounts paid as interest on shareholders’ equity (net of applicable withholding tax, as described below) may be treated as payments with respect to the minimum dividends we are obligated to distribute to our shareholders in accordance with our bylaws and Brazilian Corporate Law. The rate of interest may not be higher than the federal government’s TJLP, as determined by the Central Bank from time to time (5% per annum for 2013 and 2014), applied over specific net equity accounts. The total amount distributed as interest on shareholders’ equity may not exceed the greater of (i) 50% of net income (before taking the distribution and any deductions for income taxes into account) for the year with respect to which the payment is made and (ii) 50% of retained earnings for the year before the year with respect to which the payment is made. Payments of interest on shareholders’ equity are decided by the shareholders on the basis of recommendations of our board of directors.

Distributions of interest on shareholders’ equity paid to Brazilian and non-Brazilian holders of preferred shares, including payments to the depositary in respect of preferred shares underlying ADSs, are deductible by us for Brazilian corporate income tax purposes. These payments to U.S. holders or other non-Brazilian holders are subject to Brazilian withholding tax at the rate of 15%. If the recipient of the payment is domiciled in a Tax Haven Jurisdiction, as defined by Brazilian law, the rate will be 25%.

Prescription of Payments

Our shareholders have three years to claim dividend distributions made with respect to their shares, as from the date that we distribute the dividends to our shareholders, after which any unclaimed dividend distributions legally revert to us. We are not required to adjust the amount of any distributions for inflation that occurs during the period from the date of declaration to the payment date.

C.	Material Contracts

On June 30, 2011, we renewed our concession agreement with ANATEL and consolidated our existing material concession contracts related to public telecommunications service granted by ANATEL into two new contracts (each filed as an Exhibit to this Annual Report). One of these concession contracts authorizes the company to provide fixed telephone service (Sectors 31) and the other contract authorizes the company to provide long-distance telephone services (Sector 31). These concession contracts will expire on December 31, 2025.

We also have authorization to provide local and long-distance telephone services under the private system (all sectors, except Sector 31), which was granted in 2002, for an unlimited period of time. On September 5, 2011, these Authorization Terms were transferred to Vivo. Telefônica Brasil and Vivo have Multimedia Communication Service Authorization Terms, which are also material contracts. Based on these Authorization Terms, the companies are allowed to provide broadband services in the state of São Paulo (Telefônica) and all over Brazilian territory (Vivo). The Terms were signed on April 17, 2003 and March 19, 2004 for an undetermined period of time and are still in effect.  The Authorization Terms were transferred back to Telefônica Brasil in 2013, as a result of the corporate restructuring.

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

The authorization is a legal requirement for the provision of telecommunications services in the region covered thereby. Licenses for personal mobile services (SMP) carry the right to provide mobile services for an unlimited period of time. However, the use of spectrum is restricted in accordance with the specific license conditions, as follows:

·	Telefônica - Rio Grande do Sul except Pelotas, Capão do Leão, Morro Redondo and Turuçu (“A” band) until 2022 (renewed in 2007);

·	Telefônica-Rio de Janeiro (“A” band) until 2020 (renewed in 2005);

·	Telefônica-Espírito Santo (“A” band) until 2023 (renewed in 2008);

·	Telefônica-Bahia (“A” band) and Vivo-Sergipe (“A” band) until 2023 (renewed in 2008);

·	Telefônica-São Paulo (“A” band) until 2023 (renewed in 2008); or 2024, for the cities of Ribeirão Preto and Guatapará (renewed in 2009);

·	Telefônica-Paraná/Santa Catarina (“B” band) until 2013;

·	Telefônica-Distrito Federal (“A” band) until 2021 (renewed in 2006);

·	Telefônica-Acre (“A” band), Vivo-Rondônia (“A” band), Vivo-Mato Grosso (“A” band) and Vivo-Mato Grosso do Sul (“A” band) until 2024 (renewed in 2009);

·	Telefônica-Goiás/Tocantins (“A” band) until 2023 (renewed in 2008);

·	Telefônica-Amazonas/Roraima/Amapá/Pará/Maranhão (“B” band) until 2013;

·	Telefônica-Minas Gerais (“A” band) until 2023 (renewed in 2008);

·	For the cities in which CTBC Telecom operates in the state of Minas Gerais (“E” band) until 2020;

On October 1, 2011, assets, rights and obligations of Vivo Participações relating to mobile operations in Minas Gerais were transferred to Vivo, a subsidiary of Vivo Participações.

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

In December 2007, ANATEL auctioned off nationally 15 blocks in the 1900 MHz band (“L” band). Vivo won 13 through Brasil, except in the northern region and the towns of Londrina and Tamarana in the state of Paraná. The spectrum licenses, along with the related renewal dates, are as follows:

·	Telefônica-Rio Grande do Sul (“L” band) until 2022 (renewed in 2007) including cities in the Pelotas metropolitan area;

·	Telefônica-Rio de Janeiro (“L” band) until 2020 (renewed in 2005);

·	Telefônica-Espírito Santo (“L” band) until 2023 (renewed in 2008);

·	Telefônica-Bahia (“L” band) and Vivo-Sergipe (“L” band) until 2023 (renewed in 2008);

·
Telefônica-São Paulo (“L” band) until 2023 (renewed in 2008), the cities of Ribeirão Preto, Guatapará and Bonfim Paulista (renewed in 2009) until 2024, and the cities where CTBC Telecom operates in the state of São Paulo until 2022;

·	Telefônica-Paraná (excluding the cities of Londrina and Tamarana)/Santa Catarina (“L” band) until 2013;

·	Telefônica-Federal District (“L” band) until 2021 (renewed in 2006);

·
Telefônica-Acre (“L” band), Vivo-Rondônia (“L” band), Vivo-Mato Grosso (“L” band) and Vivo-Mato Grosso do Sul (“L” band) until 2024 (renewed in 2008) and the city of Paranaíba de Mato Grosso do Sul until 2022;

·	Telefônica-Goiás/Tocantins (“L” band) until 2023 (renewed in 2008) and the cities where CTBC Telecom operates in the state of Goiás until 2022; and

·	Telefônica-Alagoas/Ceará/Paraíba/Piauí/Pernambuco/Rio Grande do Norte (“L” band) until 2022;

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

In April 2008, ANATEL auctioned off 36 blocks 2100 MHz band (3G licenses). Vivo obtained nine in the “J” band through Brasil, enabling it to provide nationwide coverage in 3G. The spectrum licenses, along with the related renewal dates, are as follows:

·	Telefônica-Rio Grande do Sul (including cities in the Pelotas metropolitan area) (“J” band) until 2023;

·	Telefônica-Rio de Janeiro (“J” band) until 2023;

·	Telefônica-Espírito Santo (“J” band) until 2023;

·	Telefônica-Bahia (“J” band) and Vivo-Sergipe (“J” band) until 2023;

·	Telefônica-São Paulo (including the cities of Ribeirão Preto, Guatapará and Bonfim Paulista and the cities where CTBC Telecom operates in the state of São Paulo) (“J” band) until 2023;

·	Telefônica-Paraná (including the cities of Londrina and Tamarana)/Santa Catarina (“J” band) until 2023;

·	Telefônica-Federal District (“J” band) until 2023;

·	Telefônica-Acre (“J” band), Vivo-Rondônia (“J” band), Vivo-Mato Grosso (“J” band) and Vivo-Mato Grosso do Sul (including the city of Paranaíba) (“J” band) until 2023;

·	Telefônica-Goiás (including the cities where CTBC Telecom operates in the state of Goiás)/Tocantins (“J” band) until 2023;

·	Telefônica-Alagoas/Ceará/Paraíba/Piauí/Pernambuco/Rio Grande do Norte (“J” band) until 2023;

·	Telefônica-Amazonas/Roraima/Amapá/Pará/Maranhão (“J” band) until 2023; and

·	Telefônica-Minas Gerais (including the cities where CTBC Telecom operates in the state of Minas Gerais) (“J” band) until 2023

On October 1, 2011, assets, rights and obligations of Vivo Participações relating to mobile operations in Minas Gerais were transferred to Vivo, a subsidiary of Vivo Participações.

License renewals for the “J” band must be requested between 36 and 48 months in advance of the expiry date. Spectrum rights may be renewed only once, for a 15-year period. After this period, the license must be renegotiated.

In December 2010, ANATEL auctioned off 169 licenses in the 900 MHz, 1800 MHz and 2100 MHz frequencies. Vivo acquired 23 blocks as listed below, 14 in 1800 MHz frequency band “D,” “E,” “M” and extension bands, and 9 in the 900 MHz extension bands, giving it nationwide coverage in the 1800 MHz frequency band. The spectrum licenses are up for renewal in 2023.

·	“M” Band (1800 MHz) in the Federal District and the states of Paraná, Santa Catarina, Rio Grande do Sul, Goiás, Tocantins, Mato Grosso do Sul, Mato Grosso, Rondônia and Acre;

·	Extension of the 1800 MHz band throughout the state of São Paulo;

·	“D” Band (1800 MHz) in the cities of Pelotas, Morro Redondo, Capão do Leão and Turuçu in the state of Rio Grande do Sul;

·	“E” Band (1800 MHz) in the states of Alagoas, Ceará, Paraíba, Piauí, Pernambuco and Rio Grande do Norte;

·	Extension of the 900 MHz band in the state of Rio de Janeiro;

·	Extension of the 900 MHz band in the state of Espírito Santo;

·
Extension of the 900 MHz band in the states of Goiás, Tocantins, Mato Grosso do Sul, Mato Grosso, Rondônia and Acre and the Federal District, with the exception of the cities of Paranaíba in the state of Mato Grosso do Sul and the cities of Buriti Alegre, Cachoeira Dourada, Inaciolândia, Itumbiara, Paranaiguara and São Simão, in the state of Goiás;

·	Extension of the 900 MHz band in the state of Rio Grande do Sul, with the exception of the cities of Pelotas, Morro Redondo, Capão do Leão and Turuçu;

·	Extension of the 900 MHz band in the cities of registry area number 43 in the state of Paraná with the exception of the cities of Londrina and Tamarana;

·	Extension of the 900 MHz band in the states of Paraná and Santa Catarina with the exception of the cities of registry area number 43 in the state of Paraná and the cities of Londrina and Tamarana;

·	Extension of the 900 MHz band in the state of Bahía;

·	Extension of the 900 MHz band in the state of Sergipe;

·	Extension of the 900 MHz band in the states of Amazonas, Amapá, Maranhão Pará and Roraima;

·	Extension of the 1800 MHz band in the state of São Paulo, with the exception of the cities in the metropolitan area of São Paulo and the cities where CTBC Telecom operates in the state of São Paulo;

·	Extension of the 1800 MHz band in the States of Amazonas, Amapá, Maranhão Pará and Roraima;

·	Extension of the 1800 MHz band in the city of Paranaíba in the state of Mato Grosso do Sul;

·	Extension of the 1800 MHz band in the cities of Buriti Alegre, Cachoeira Dourada, Inaciolândia, Itumbiara, Paranaiguara and São Simão, in the state of Goiás;

·	Another extension of the 1800 MHz band in the cities of Buriti Alegre, Cachoeira Dourada, Inaciolândia, Itumbiara, Paranaiguara and São Simão, in the state of Goiás;

·	Extension of the 1800 MHz band in the states of Rio do Janeiro, Espírito Santo, Bahía and Sergipe;

·	Extension of the 1800 MHz band in the states of Amazonas, Amapá, Maranhão Pará and Roraima;

·	Extension of the 1800 MHz band in the states of Alagoas, Ceará, Paraíba, Piauí, Pernambuco and Rio Grande do Norte;

·
Extension of the 1800 MHz band in the city of Paranaíba in the state of Mato Grosso do Sul, and the cities of Buriti Alegre, Cachoeira Dourada, Inaciolândia, Itumbiara, Paranaiguara and São Simão, in the state of Goiás;

·	Extension of the 1800 MHz band in the cities of Londrina and Tamarana in the state of Paraná.

In April 2012, ANATEL auctioned off 273 licenses in the 450 MHz, and 2500 MHz frequencies. Vivo secured 1 block in 2500 MHz frequency band “X” (20 + 20 MHz) in a national basis, which came along with the right to use (and the obligations of) the 450 MHz frequency band in the states of Alagoas (AL), Ceará (CE), Minas Gerais (MG), Paraíba (PB), Pernambuco (PE), Piauí (PI), Rio Grande do Norte (RN) and Sergipe (SE), as well as the areas identified by the National Codes 13, 14, 15, 16, 17, 18 and 19, in the state of São Paulo (SP);

·	Telefônica Brasil (“X” Band – 2500 MHz) until 2027 (associated to SMP service);

·	Telefônica AL, CE, MG, PB, PE, PI, RN, SE (450 MHz) until 2027 (associated to STFC and SCM services);

·	Telefônica in the areas identified by the National Codes 13, 14, 15, 16, 17, 18 and 19, in the state of São Paulo (SP), until 2027 (associated to SMP and SCM services).

In September 2014, ANATEL auctioned off 6 blocks in the 700 MHz frequency. We acquired 3 blocks giving us nationwide coverage in the 700 MHz frequency band. The spectrum licenses are up for renewal in 2029.

Our licenses referenced above may be renewed, only once, for an additional term of fifteen years upon payment of 2% of the operator’s net revenues from usage charges in the applicable region in the year prior to the year when payment is due, and every two years during the extension period.

The GVT Stock Purchase Agreement

On September 18, 2014, we entered into a stock purchase agreement with Vivendi and certain of its controlled companies, or collectively, Vivendi, and with GVTPar, Telefónica, S.A. and Operating GVT, pursuant to which we agreed to purchase all of the shares of GVTPar, the controlling shareholder of Operating GVT. This acquisition was approved by our board of directors on September 18, 2014.

As consideration for the acquisition, we agreed to pay a portion of the price in cash and a portion in kind, in the form of our common and preferred shares, as follows: (1) €4,663,000,000 to be paid in cash on the closing date, as adjusted pursuant to the stock purchase agreement, and (2) our common and preferred shares amounting to 12% of our total share capital following the capital increase contemplated in the stock purchase agreement and the merger, which must be in the same proportion as our existing common shares and preferred shares. The total consideration will be paid after the conclusion of (A) a capital increase, the proceeds of which are expected to be used to pay the cash consideration described in (1) above, and (B) the merger of GVTPar into us. Immediately following Vivendi S.A.’s receipt of the stock consideration, Vivendi S.A. will swap 12% of our outstanding ordinary shares and 0.72% of our outstanding preferred shares for shares of Telecom Italia S.p.A. representing 8.3% of its voting capital stock that are indirectly held by Telefónica.

In connection with the acquisition, the holders of our common shares and preferred shares (but not our ADSs) will be granted withdrawal rights. The amount per share to be paid as a result of the withdrawal rights will be determined at the shareholders’ meeting that approves the GVT acquisition and the offering, which is expected to occur by mid-2015.

According to Brazilian Law, the transaction must be approved by both ANATEL and CADE. On December 22, 2014, ANATEL approved the transaction and imposed certain obligations, which include (1) the maintenance of current GVT services and plans within the same geographic scope in which GVT operates today, requiring, in addition, that the successor company expand its operations to at least ten new municipalities within three years beginning on January 26, 2015; and (2) the waiver of the FSTS license held by GVT within 18 months of ANATEL’s decisions, because regulations establish that the same economic group cannot hold more than one FSTS license in the same geographic area. We understand that obligations imposed do not compromise the terms of the GVT acquisition or its value. In addition, ANATEL required that the subsequent swap transaction which contemplates that Vivendi will exchange its voting stake in Telefônica Brasil for a corresponding amount of ordinary shares of Telecom Italia (currently held by Telefónica) be subject to a distinct and specific approval process. Such additional approval request was filed on December 30, 2014 and approval is still pending. In addition, the transaction remains subject to CADE’s approval, which we requested on November 17, 2014.

On February 13, 2015, CADE’s superintendent board recommended the approval of the transaction on the basis of certain confidential commitments offered by us and Vivendi S.A. The commitments include the execution of two merger control agreements: the first between CADE and us and the second between CADE and Vivendi S.A. The GVT acquisition is under the review of CADE’s administrative tribunal, which will issue a final decision.

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

Resolution No. 1,927 of the CMN provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. It restates and amends Annex V to CMN Resolution No. 1,289, known as the Annex V Regulations. The ADS program was approved under the Annex V Regulations by the Central Bank and the CVM before the issuance of the ADSs. Accordingly, the proceeds from the sale of ADSs by holders outside Brazil are free of Brazilian foreign investment controls, and holders of the ADSs may be entitled to favorable tax treatment. See “—E. Taxation—Brazilian Tax Considerations.” CMN Resolution No. 4,373 will replace CMN Resolution No. 1,927 as of March 30, 2015 and further rules will also be issued by both CVM and the Central Bank with regard to foreign investments in depositary receipts.

Under Resolution No. 2,689 of the CMN, foreign investors registered with the CVM may buy and sell Brazilian securities, including the preferred shares, on Brazilian stock exchanges without obtaining separate certificates of registration for each transaction. Resolution No. 2,689 also extends favorable tax treatment to registered investors. See “—E. Taxation—Brazilian Tax Considerations.” CMN Resolution No. 4,373 will replace CMN Resolution No. 2,689 as of March 30, 2015 and further rules will also be issued by both CVM and the Central Bank with regard to the regime applicable to foreign investors.

Pursuant to Resolution No. 2,689 foreign investors must (i) appoint at least one representative in Brazil with the ability to perform actions regarding the foreign investment; (ii) complete the appropriate foreign investor registration form; (iii) obtain registration as a foreign investor with the CVM; and (iv) register the foreign investment with the Central Bank.

The securities and other financial assets held by a foreign investor pursuant to Resolution No. 2,689 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or by the CVM or be registered in register, clearing and custody systems authorized by the Central Bank or by the CVM. In addition, the trading of securities is in general restricted to transactions carried out on the stock exchanges or over-the-counter markets licensed by the CVM.

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

An electronic registration has been issued in the name of the depositary with respect to the ADSs and is maintained by the custodian on behalf of the depositary. Pursuant to the registration, the custodian and the depositary are able to convert dividends and other distributions with respect to the preferred shares represented by ADSs into foreign currency and remit the proceeds outside Brazil. If a holder of ADSs exchanges such ADSs for preferred shares, such holder will be entitled to continue to rely on the depositary’s registration for five business days after such exchange, following which such holder must seek to obtain its own electronic registration with the Central Bank. Thereafter, any holder of preferred shares may not be able to convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, such preferred shares, unless such holder is a duly qualified investor under Resolution No. 2,689 and obtains its own electronic registration. CMN Resolution No. 4,373 will replace both CMN Resolution No. 1,927 and CMN Resolution No. 2,689 as of March 30, 2015. Further rules will be issued by CVM and the Central Bank regulating foreign investments in ADSs, including with regard to the exchange of ADSs for preferred shares and the remittance of funds arising from the sale of these preferred shares.

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

The following discussion contains a description of the material Brazilian and U.S. federal income tax consequences of the acquisition, ownership and disposition of preferred shares or ADSs by certain holders or beneficial owners, as described below. This summary is based upon the tax laws and regulations of Brazil and the United States as of the date of this annual report, which are subject to change, possibly with retroactive effect, and to differing interpretations. You should consult your own tax advisors as to the Brazilian, U.S. federal or other tax consequences of the acquisition, ownership and disposition of preferred shares or ADSs, including, in particular, the effect of any state, local or non-U.S., non-Brazilian tax laws.

Although there is presently no income tax treaty entered into between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty. No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect the U.S. holders of preferred shares or ADSs.

Brazilian Tax Considerations

The following discussion summarizes the principal Brazilian tax consequences of the ownership and disposition of preferred shares or ADSs by a non-Brazilian holder. This discussion does not address all the Brazilian tax considerations that may be applicable to any particular non-Brazilian holder, and each non-Brazilian holder should consult its own tax adviser about the Brazilian tax consequences of investing in preferred shares or ADSs.

Taxation of Dividends

Dividends paid by us, including stock dividends and other dividends paid in property to the depositary in respect of the preferred shares underlying ADSs, or to a non-Brazilian holder in respect of the preferred shares, are currently exempted from withholding tax in Brazil to the extent that the dividends are paid out of profits generated as of January 1, 1996. Dividends relating to profits generated prior to January 1, 1996 may be subject to Brazilian withholding tax at varying rates, depending on the year the profits were generated.

On May 13, 2014, Law No. 12,973 was enacted aiming at aligning the taxable basis of federal taxes with the accounting basis assessed based on IFRS adopted as Brazilian accounting standards since 2008. According to such law, which is generally in effect as of 2015, dividends distributed out of accounting profits generated in 2014 and exceeding taxable profits (ascertained in accordance with the BRGAAP 2007) must be subject to withholding tax at rates of 15% or 25%, depending on the location of the foreign shareholder, unless the taxpayer opts to be subject to the early effects of Law No. 12,973 in 2014 – in this scenario, both accounting profits and taxable profits would match and there would be no excess dividends. As we choose to apply the new taxation rules for periods beginning on or after January 1, 2014, dividends that relate to profits generated on or after January 1, 2014 would not be subject to withholding tax.

Distributions of Interest on Capital

Brazilian corporations may make payments to shareholders characterized as interest on shareholders’ equity as an alternative form of making dividend distributions. Amounts paid as interest on shareholders’ equity (net of applicable withholding tax, as described below) may be treated as payments with respect to the dividends we are obligated to distribute to our shareholders in accordance with our bylaws and Brazilian Corporate Law. The rate of interest may not be higher than the federal government’s TJLP, as determined by the Central Bank from time to time, applied over specific net equity accounts. The total amount distributed as interest on shareholders’ equity may not exceed the greater of (i) 50% of net income (before taking the distribution and any deductions for income taxes into account) for the year with respect to which the payment is made and (ii) 50% of retained earnings for the year before the year with respect to which the payment is made. Payments of interest on shareholders’ equity are decided by the shareholders on the basis of recommendations of our board of directors.

Distributions of interest on shareholders’ equity paid to Brazilian and non-Brazilian holders of preferred shares, including payments to the depositary in respect of preferred shares underlying ADSs, are deductible by us for Brazilian corporate income tax purposes. These payments to U.S. holders or other non-Brazilian holders are subject to Brazilian withholding tax at the rate of 15%. If the recipient of the payment is domiciled in a Tax Haven Jurisdiction, as defined by Brazilian law, the rate will be 25%.

Taxation of Gains

According to Law No, 10,833/03, gains recognized on a disposition of assets located in Brazil, such as our preferred shares, by a non-Brazilian holder, are subject to withholding income tax in Brazil. This rule is applicable regardless of whether the disposition is conducted in Brazil or abroad and/or if the disposition is made or not to an individual or entity resident or domiciled in Brazil.

As a general rule, capital gains realized as a result of a disposition transaction are the positive difference between the amount realized on the disposition of the asset and the respective acquisition cost.

Capital gains realized by non-Brazilian holders on the disposition of shares sold on the Brazilian stock exchange (which includes the transactions carried out on the organized over-the-counter market):

·
are subject to the withholding income tax at a zero percent rate, when realized by a non-Brazilian holder that (i) has registered its investment in Brazil before the Central Bank under the rules of the Brazilian Monetary Counsel, or a Registered Holder, and (ii) is not a Tax Haven Holder; and

·
are subject to income tax at a rate of 15% with respect to gains realized by a non-Brazilian holder that is not a Registered Holder (including a non-Brazilian holder who qualifies under Law No. 4,131/62) and gains earned by Tax Haven Holders that are Registered Holders. In this case, a withholding income tax of 0.005% shall be applicable and can be offset against any income tax due on the capital gain.

·	Any other gains realized on the disposition of shares that are sold on the Brazilian stock exchange:

·	are subject to income tax at a rate of 15% when realized by any non-Brazilian holder that is not a Tax Haven Holder, no matter if a Registered Holder or not; and

·	are subject to income tax at a rate of 25% when realized by a Tax Haven Holder, no matter if a Registered Holder or not.

In the cases above, if the gains are related to transactions conducted on the Brazilian non-organized over-the-counter market with intermediation, the withholding income tax of 0.005% shall also be applicable and can be offset against any income tax due on the capital gain.

There can be no assurance that the current favorable tax treatment of Registered Holders will continue in the future.

Sale of ADSs by Non-Resident Holders to Other Non-Residents in Brazil

As mentioned above, gains derived from disposition of assets located in Brazil involving non-resident investors is subject to Brazilian income tax. Our understanding is that ADSs do not qualify as assets located in Brazil and, thus, should not be subject to the Brazilian withholding tax.

However, considering the general and unclear scope of this legislation and the absence of judicial guidance in respect thereof, we cannot assure prospective investors that such interpretation of this law will prevail in the courts of Brazil.

Gains on the Exchange of ADSs for Preferred Shares

Although there is no clear regulatory guidance, the exchange of ADSs for shares should not be subject to Brazilian tax. Non-Brazilian holders may exchange ADSs for the underlying preferred shares, sell the preferred shares on a Brazilian stock exchange and remit abroad the proceeds of the sale within five business days from the date of exchange (in reliance on the depositary’s electronic registration), with no tax consequences.

Upon receipt of the underlying preferred shares in exchange for ADSs, non-Brazilian holders may also elect to register with the Central Bank the U.S. dollar value of such preferred shares as a foreign portfolio investment under the rules of the Brazilian Monetary Counsel, which will entitle them to the special tax treatment referred above.

Alternatively, the non-Brazilian holder is also entitled to register with the Central Bank the U.S. dollar value of such preferred shares as a foreign direct investment under the rules of Law No. 4,131/62, in which case the respective sale would be subject to the tax treatment referred to under “—Taxation of Gains.”

Discussion on Tax Haven Jurisdictions

Until December 2008, under Brazilian tax laws, a Tax Haven Jurisdiction was defined as a country or location that does not impose taxation on income, or imposes the income tax at a rate lower than 20%. Some amendments were implemented in connection with the concept of Tax Haven Jurisdiction, via the enactment of Law n. 11,727/08, in force as of January 2009, in order to include in said concept the provision in the sense that the country or location which imposes restrictions on the disclosure of shareholding composition or the ownership of the investment should also be considered as a Tax Haven Jurisdiction.

Law No. 11,727/08 also introduced the concept of “privileged tax regime”, in connection with transactions subject to Brazilian transfer pricing rules and also applicable to thin capitalization/cross border interest deductibility rules, which is broader than the concept of a Tax Haven Jurisdiction. Pursuant to Law No. 11,727/08, a privileged tax regime is a tax regime that (1) does not tax income or taxes it at a maximum rate lower than 20%; or (2) grants tax benefits to non-resident entities or individuals (a) without the requirement to carry out a substantial economic activity in the country or location or (b) contingent to the non-exercise of a substantial economic activity in the country or location; or (3) does not tax or that taxes income earned outside of the respective country or location at a maximum rate lower than 20%; or (4) does not allow access to information related to shareholding composition, ownership of assets and rights, or economic transactions that are carried out.

In addition, on June 7, 2010, Brazilian Tax Authorities enacted Ordinance No. 1,037, as amended, listing (i) the countries and jurisdictions considered Tax Haven Jurisdictions, and (ii) the Privileged Tax Regimes.

According to Section 24-B of Law 9,430, as included by Section 23 of Law 11.727/08, the Executive is empowered to reduce or reinstate the income tax rate of 20% as the element to define a Tax Haven Jurisdiction or a Privileged Tax Regime. Recently, on December 1st, 2014, Ruling n° 488/2014 was published and established that the rate of 20% is reduced to 17% in connection with countries, locations and jurisdiction aligned with international tax transparency standards, as per definition to be provided by Brazilian Federal Revenue Service. It is expected that further guidance will be provided by Brazilian Federal Revenue Service and also that the list of Tax Haven Jurisdictions and Privileged Tax Regimes be updated.

Although we believe that the best interpretation of the current tax legislation should lead to the conclusion that the abovementioned “privileged tax regime” concept should apply solely for purposes of Brazilian transfer pricing and thin capitalization rules, we cannot be sure whether subsequent legislation or interpretation by the Brazilian tax authorities of the definition of a “privileged tax regime,” provided by Law No. 11,727, will also apply to a Non-Resident Holder in respect of gains upon disposition of ADSs.

Other Brazilian Taxes

There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of the preferred shares or ADSs by a non-Brazilian holder except for gift and inheritance taxes levied by some States in Brazil on gifts made or inheritances bestowed by individuals or entities not resident or domiciled in Brazil or in the relevant state to individuals or entities that are resident or domiciled within such state in Brazil. There is no Brazilian stamp, issue, registration, or similar taxes or duties payable by holders of preferred shares or ADSs.

Tax on Foreign Exchange and Financial Transactions

Tax on foreign exchange transactions, or the “IOF/Exchange Tax”

Brazilian law imposes the IOF/Exchange Tax on the conversion of reais into foreign currency and on the conversion of foreign currency into reais. Currently, for most exchange transactions, the rate of IOF/Exchange is 0.38%. Effective as of December 1, 2011, currency exchange transactions carried out for the inflow of funds in Brazil for investment made by a foreign investor are subject to IOF/Exchange at (i) 0% rate in case of variable income transactions carried out on the Brazilian stock, futures and commodities exchanges, as well as in the acquisitions of shares of Brazilian publicly held companies in public offerings or subscription of shares related to capital contributions, provided that the issuer company has registered its shares for trading in the stock exchange (ii) 0% for the outflow of resources from Brazil related to these type of investments, including payments of dividends and interest on shareholders’ equity and the repatriation of funds invested in the Brazilian market. Furthermore, the IOF/Exchange is currently levied at a 0% rate on the withdrawal of ADSs into shares. Nonetheless, the Brazilian government is permitted to increase the rate at any time to a maximum of 25%, but only in relation to future transactions.

Tax on transactions involving bonds and securities, or the “IOF/Bonds Tax”

Brazilian law imposes the IOF/Bonds Tax on transactions involving bonds and securities, including those carried out on a Brazilian stock exchange. The rate of IOF/Bonds Tax applicable to transactions involving the deposit of preferred shares in exchange for ADSs is currently zero. The Brazilian government may increase this rate up to 1.5% per day, but only with respect to future transactions.

U.S. Federal Income Tax Considerations

The following are the material U.S. federal income tax consequences to U.S. Holders (as defined below) of owning and disposing of preferred shares or ADSs, but this is not a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to hold such securities.  The discussion applies only to U.S. Holders that hold preferred shares or ADSs as capital assets for U.S. federal income tax purposes, and it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including alternative minimum tax consequences, the potential application of the provisions of the Internal Revenue Code of 1986 (the “Code”) known as the Medicare contribution tax, the effects of any state, local or non-U.S. tax laws and tax consequences applicable to U.S. Holders subject to special rules, such as:

·	certain financial institutions;

·	dealers or traders in securities who use a mark-to-market method of tax accounting;

·	persons holding preferred shares or ADSs as part of a hedge, “straddle,” integrated transaction or similar transaction;

·	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

·	entities classified as partnerships or other pass-through entities for U.S. federal income tax purposes;

·	tax-exempt organizations;

·	regulated investment companies;

·	real estate investment trusts;

·	insurance companies;

·	persons that own or are deemed to own 10% or more of our voting stock;

·	persons who acquired our preferred shares or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation; or

·	persons holding preferred shares or ADSs in connection with a trade or business conducted outside of the United States.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds preferred shares or ADSs, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership.  Partnerships holding preferred shares or ADSs and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of holding and disposing of the preferred shares or ADSs.

This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof.  These laws are subject to change, possibly on a retroactive basis.  It is also based in part on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms.

You are a “U.S. Holder” if, for U.S. federal income tax purposes, you are a beneficial owner of preferred shares or ADSs and you are:

·	an individual citizen or resident of the United States;

·	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

·	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

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

The U.S. Treasury has expressed concerns that parties to whom American depositary shares are released before shares are delivered to the depositary (such practice, “pre-release”), or intermediaries in the chain of ownership between holders of American depositary shares and the issuer of the security underlying the American depositary shares, may be taking actions that are inconsistent with the claiming of foreign tax credits by holders of American depositary shares.  Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain noncorporate holders.  Accordingly, the creditability of Brazilian taxes, and the availability of the reduced tax rate for dividends received by certain noncorporate holders, each described below, could be affected by actions taken by such parties or intermediaries.

This discussion assumes that we are not, and will not become, a passive foreign investment company, as described below.

Taxation of Distributions

Distributions paid on preferred shares or ADSs (including distributions to shareholders that are treated as interest on shareholders’ equity for Brazilian tax purposes) will generally be treated as dividends to the extent paid out of current or accumulated earnings and profits (as determined under U.S. federal income tax principles).  Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends.  Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid by “qualified foreign corporations” to certain noncorporate U.S. Holders are taxable at the rates applicable to long-term capital gains.  A foreign corporation is treated as a “qualified foreign corporation” with respect to dividends paid on stock that is readily tradable on a securities market in the United States, such as the NYSE where our ADSs are traded.  You should consult your tax adviser regarding the availability of the reduced tax rate on dividends in your particular circumstances.

The amount of a dividend will include any amounts withheld in respect of Brazilian taxes.  The amount of the dividend will be treated as foreign-source dividend income to you and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations under the Code.  Dividends will be included in your income on the date of your, or in the case of ADSs, the depositary’s, receipt of the dividend.  The amount of any dividend income paid in reais will be a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of such receipt, regardless of whether the payment is in fact converted into U.S. dollars.  If the dividend is converted into U.S. dollars on the date of receipt, you should not be required to recognize foreign currency gain or loss in respect of the dividend income.  If the dividend is not converted into U.S. dollars on the date of receipt, you will have a basis in the reais equal to the U.S. dollar value on the date of receipt.  You may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

Subject to applicable limitations that may vary depending upon your circumstances and subject to the discussion above regarding concerns expressed by the U.S. Treasury, Brazilian income taxes withheld from dividends on preferred shares or ADSs will be creditable against your U.S. federal income tax liability.  The rules governing foreign tax credits are complex, and, therefore, you should consult your tax adviser regarding the availability of foreign tax credits in your particular circumstances.  In particular, a U.S. Holder may use foreign tax credits to offset only the portion of its U.S. tax liability that is attributable to foreign-source income.  Instead of claiming a credit, you may, at your election, deduct such Brazilian taxes in computing your taxable income, subject to generally applicable limitations under U.S. law.  An election to deduct foreign taxes instead of claiming foreign tax credits applies to all taxes paid or accrued in the taxable year to foreign countries and possessions of the United States.

Sale, Redemption or Other Disposition of Preferred Shares or ADSs

For U.S. federal income tax purposes, gain or loss you realize on the sale, redemption or other disposition of preferred shares or ADSs will generally be capital gain or loss, and will generally be long-term capital gain or loss if you held the preferred shares or ADSs for more than one year.  The amount of your gain or loss will equal the difference between your tax basis in the preferred shares or ADSs disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars.  If a Brazilian tax on gains is withheld on the sale or disposition of preferred shares or ADSs, a U.S. Holder’s amount realized will include the gross amount of the proceeds of such sale or disposition before deduction of the Brazilian tax. See “—Brazilian Tax Considerations—Taxation of Gains” for a description of when a disposition may be subject to taxation by Brazil.  Such gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes.  U.S. Holders should consult their tax advisers as to whether the Brazilian tax on gains may be creditable against their U.S. federal income tax on foreign-source income from other sources.

Other Brazilian Taxes

You should note that any Brazilian IOF/Exchange Tax (as discussed above under “—Brazilian Tax Considerations”) will not be a creditable foreign tax for U.S. federal income tax purposes, although you may be entitled to deduct such tax, subject to applicable limitations under U.S. law.  You should consult your tax adviser regarding the U.S. federal income tax consequences of the payment of Brazilian IOF/Exchange Tax, including whether you may claim a deduction for such tax or should instead include the amount of tax paid in your initial basis in the preferred shares or ADSs.

Passive Foreign Investment Company Rules

We believe that we were not a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for our 2014 taxable year.  However, because PFIC status depends on the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year.  If we were a PFIC for any taxable year during which a U.S. Holder held preferred shares or ADSs, gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of the preferred shares or ADSs would be allocated ratably over the U.S. Holder’s holding period for the preferred shares or ADSs.  The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income.  The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for such taxable year, and an interest charge would be imposed on the amount allocated to such taxable year.  Further, to the extent that any distribution received by a U.S. Holder on its preferred shares or ADSs exceeded 125% of the average of the annual distributions on preferred shares or ADSs received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner.  Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the preferred shares or ADSs.  U.S. Holders should consult their tax advisers to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in their particular circumstances.  If we are a PFIC for any taxable year during which a U.S. Holder owns our shares, the U.S. Holder will generally be required to file Internal Revenue Service (“IRS”) Form 8621 with its annual U.S. federal income tax return, subject to certain exceptions.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and may be subject to backup withholding, unless (i) you are a U.S. corporation or other exempt recipient or (ii) in the case of backup withholding, you provide a correct taxpayer identification number and certify that you are not subject to backup withholding.

The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is timely furnished to the IRS.

Certain U.S. Holders who are individuals may be required to report information on IRS Form 8938 relating to their ownership of securities of a non-U.S. person, subject to certain exceptions (including an exception for securities held in certain accounts maintained by U.S. financial institutions).  U.S. Holders are urged to consult their tax advisers regarding the effect, if any, of these rules on their ownership and disposition of preferred shares or ADSs.

U.S. HOLDERS OF OUR PREFERRED SHARES OR ADSs SHOULD CONSULT THEIR OWN TAX ADVISERS AS TO THE BRAZILIAN, U.S. FEDERAL, STATE, LOCAL AND OTHER TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR PREFERRED SHARES OR ADSs BASED UPON THEIR PARTICULAR CIRCUMSTANCES.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement of Experts

Not applicable.

H.	Documents on Display

We are subject to the information requirements of the Exchange Act, except that as a foreign issuer, we are not subject to the proxy rules or the short-swing profit disclosure rules of the Exchange Act. In accordance with these statutory requirements, we file or furnish reports and other information with the SEC. Reports and other information filed or furnished by us with the SEC may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street NE, Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Section of the SEC, 100 F Street NE, Washington, D.C. 20549, at prescribed rates. You may also inspect these reports and other information at the offices of the NYSE, 11 Wall Street, New York, New York 10005, on which our ADSs are listed.

In addition, the SEC maintains a website that contains information filed electronically, which can be accessed over the Internet at http://www.sec.gov.

We also file financial statements and other periodic reports with the CVM. Copies of our annual report on Form 20-F and documents referred to in this annual report and our bylaws will be available for inspection upon request at our offices at Avenida Engenheiro Luis Carlos Berrini, 1376 – 28th floor, 04571-936, São Paulo, SP, Brasil.

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

To further assist our risk management, we conduct fair value analyses of our derivative financials instruments, as well as sensitivity analyses of our risk variables and our net exposure risk. For more details of the results of our valuation analysis, risk management strategies, and sensitivity analysis of our derivative financial instruments, please see Note 33 to our consolidated financial statements.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

The depositary, Citibank N.A., collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs or from intermediaries acting for them. The depositary also collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Persons depositing or withdrawing shares, receiving distributions or holding ADSs on the applicable record date, as applicable, must pay:	For:
Up to U.S. $5.00 per 100 ADSs (or fraction thereof) issued	· Issuance of ADSs upon deposit of Shares, excluding issuances as a result of distributions
Up to U.S. $5.00 per 100 ADSs (or fraction thereof) surrendered	· Delivery of deposited securities against surrender of ADSs
Up to U.S. $5.00 per 100 ADSs (or fraction thereof) held
·      Distribution of cash dividends or other cash distributions (i.e., sale of rights and other entitlements)
·      Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs
·      Distribution of securities other than ADSs or rights to purchase additional ADSs (i.e., spin-off shares)
·      Depositary services

Registration or transfer fees
·      Registration of shares or other deposited securities on the share register and applicable to transfers of shares or other deposited securities to or from the name of the custodian, the depositary or any nominees upon the making of deposits and withdrawals, respectively

Expenses and charges of the depositary	· Cable, telex and facsimile transmissions and delivery expenses as are expressly provided in the deposit agreement · Conversion of foreign currency
Taxes (including applicable interest and penalties) and other governmental charges	· As necessary

Persons depositing or withdrawing shares, receiving distributions or holding ADSs on the applicable record date, as applicable, must pay:	For:
Fees and expenses incurred by the depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to shares, deposited securities, ADSs and ADRs	· As necessary
Fees and expenses incurred by the depositary, the custodian, or any nominee in connection with the servicing or delivery of deposited property	· As necessary

On January 28, 2013, we entered into a deposit agreement with Citibank N.A., pursuant to which Citibank N.A. became our depositary.

Citibank N.A has agreed to reimburse us for expenses related to establishment and maintenance expenses of the ADS program. The depositary has agreed to reimburse us for our continuing annual stock exchange listing fees. The depositary has also agreed to pay the standard out-of-pocket maintenance costs for the ADRs, which consist of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls. It has also agreed to reimburse us annually for certain investor relations programs or special investor relations promotional activities. In certain instances, the depositary has agreed to provide additional payments to us based on any applicable performance indicators relating to the ADR facility. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. During 2014 we received from Citibank N.A., our depositary, US$1.8 million, for the services described above.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

As of December 31, 2014, we were not in default under any of our obligations and there were no dividend arrearages or delinquencies.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, are responsible for establishing and maintaining our disclosure controls and procedures. These controls and procedures were designed to ensure that information relating to us required to be disclosed in the reports that we file under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We evaluated these disclosure controls and procedures under the supervision of our CEO and CFO as of December 31, 2014. Based on this evaluation, our CEO and CFO concluded that our disclosure controls and procedures were adequate and effective and were designed to ensure that material information relating to us and our consolidated subsidiaries are made known to them by others within those entities to allow timely decisions relating to the required disclosure.

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

Management evaluated the effectiveness of internal control over financial reporting under the supervision of our Chief Executive Officer, or CEO and Chief Financial Officer or CFO as of December 31, 2014 based on the criteria set out in the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework, or the 2013 framework, and concluded that, as of December 31, 2014, our internal control over financial reporting was adequate and effective.

Our independent registered public accounting firm, Ernst & Young Auditores Independentes S.S., has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2014. The report on the audit of our internal control over financial reporting is included herewith.

Attestation Report of the Registered Public Accounting Firm

Ernst & Young Auditores Independentes S.S., the independent registered public accounting firm that has audited our consolidated financial statements, has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2014. This attestation report appears on page F-3.

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

Our Control and Audit Committee is comprised of a minimum of three and a maximum of five nonexecutive directors. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Committees—Control and Audit Committee.” Our Board of Directors has designated Luis Javier Bastida Ibarguen, an independent member of our Board of Directors under Brazilian rules and a member of our Control and Audit Committee, as the Company’s “audit committee financial expert,” as such term is defined by the SEC. There are some similar functions between the Control and Audit Committee and our statutory Fiscal Board (Conselho Fiscal), the latter of which meets the requirements of the general exemption from the listing standards for audit committees set forth in Exchange Act Rule 10A-3(c)(3). See “Item 16D. Exemptions from the Listing Standards for Audit Committees Procedures.”

ITEM 16B.	CODE OF ETHICS

Fully aware of the impact it may have on its stakeholders, Telefônica established ethical principles of conduct as a means of ensuring honesty, integrity and trust, as well as respect for the law and human rights in all its activities. In addition, it establishes certain specific principles aimed at guaranteeing the trust of our stakeholders.

These principles guide and direct our professionals in their daily work, both in decision-making and their behavior, as well as the way they interact with customers, suppliers, shareholders, employees and society in general. It is the responsibility of each and every one of our professionals to adhere to these principles and to communicate any non-compliance. We also expect our partners and suppliers to comply with similar principles.

The body responsible for ensuring the code of ethics is complied with is the Business Principles Committee, composed of Telefónica’s corporate Human Resources, Internal Audit, General Secretariat, Public Affairs and Regulation and Corporate Communications departments. The Committee’s main role is to make decisions related to compliance with the Business Principles and to mitigate previously mapped risks that have a direct impact on the company’s strategy and reputation. All company employees have access to the standards governing decision making, purchase and contracting processes. Additionally, they have access to confidential channels through which they may make anonymous reports, ask questions and seek advice on questions related to the business principles.

There have been no substantive waivers or amendments to our code of ethics.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young Auditores Independentes S.S. acted as our independent auditor for the fiscal years ended December 31, 2014, December 31, 2013 and December 31, 2012. The chart below sets forth the total amount billed to us by Ernst & Young Auditores Independentes S.S. for services performed in the years 2014, 2013 and 2012, and breaks down these amounts by category of service:

	2014	2013	2012
	(in millions of reais)
Audit Fees	8.4	6.6	11.6
Audit-Related Fees	2.2	2.8	2.8
Tax Fees	–	–	–
All Other Fees	–	–	–
Total	10.6	9.4	14.4

For the years ended December 31, 2014, December 31, 2013 and December 31, 2012, we paid our auditors, Ernst & Young Auditores Independentes S.S., for auditing services rendered in the total amount of R$10.6 million, R$9.4 million and R$14.4 million, respectively.

Audit Fees

Audit fees are fees billed for the audit of our annual consolidated financial statements prepared for purposes of filing with the SEC and to the audit with respect to processes required by Sarbanes-Oxley, with the purpose of certifying the effectiveness over our internal controls.

Audit-Related Fees

Refers to the auditing services and review of cost allocation determined by ANATEL, as well as relates to auditing interim financial statements of subsidiaries for the purpose of restructuring process.

Tax Fees

Refers to accounting services with respect to the preparation of tax returns.

All Other Fees

Not applicable.

Pre-Approval Policies and Procedures

Our Control and Audit committee evaluates the results of all audit and audit-related services provided by our auditors. Our Control and Audit committee has the authority to approve services to be provided by our auditors that are not specifically included within the scope of the audit. Our Board of Directors, with advice from the Control and Audit Committee, is responsible for authorizing the audit services provided by Ernst & Young Auditores Independentes S.S., our current auditors. Non-audit services are required to be pre-approved by the Control and Audit Committee pursuant to the policy for pre-approval of no audit services.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES PROCEDURES

Brazilian Corporate Law requires that we have a statutory Fiscal Board (Conselho Fiscal). We are relying on the general exemption from the listing standards relating to audit committees contained in Rule 10A-3(c)(3) under the Exchange Act because our statutory Fiscal Board meets the requirements of the general exemption set forth in Exchange Act Rule 10A-3(c)(3). See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Fiscal Board.” Our statutory Fiscal Board is primarily charged with certain advisory, oversight and review functions with respect to the company’s financial statements; however, the statutory Fiscal Board, as required by Brazilian Corporate Law, has only an advisory role and does not participate in the management of the company. Indeed, decisions of the statutory Fiscal Board are not binding on the company under Brazilian Corporate Law. Our Board of Directors, under Brazilian Corporate Law, is the only entity with the legal capacity to appoint and retain any independent registered public accounting firm, and decide the budget appropriation with respect to such auditors.

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

We do not believe that our use of a fiscal board in accordance with Brazilian Corporate Law in combination with our Control and Audit Committee, as opposed to the provisions set forth in Exchange Act Rule 10A-3(b), materially adversely affects the ability of the Fiscal Board to act independently, satisfy the other applicable requirements of Exchange Act Rule 10A-3 or to fulfill its fiduciary and other obligations under Brazilian law.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

Principal Differences Between U.S. and Brazilian Corporate Governance Practices

Pursuant to NYSE rules, foreign private issuers that are listed on the NYSE, such as our company, must disclose any significant ways in which their corporate governance practices differ from those followed by U.S. companies under the listing rules of the NYSE.

The significant differences between our corporate governance practices and the NYSE corporate governance standards are as follows:

Independence of Directors and Independence Tests

The NYSE standards require a majority of the membership of listed company boards to be composed of independent directors and set for the criteria for determining independence. However, controlled companies (whether or not they are foreign private issuers) are not required to have a majority of the members of their board of directors be independent. Therefore, we would be exempt from this NYSE requirement even if we were a U.S. company.

The Brazilian Corporate Law and our bylaws require that our directors be elected by our shareholders at a general shareholders meeting. Eleven of our directors were appointed by our common shareholders, and one director was appointed by representatives of our minority preferred shareholders. Eight of our directors are independent in accordance with rules generally accepted in Brazil.

Both the Brazilian Corporate Law and the CVM establish rules in relation to certain qualification requirements and restrictions, investiture, compensation, duties and responsibilities of companies’ executives and directors. We believe these rules provide adequate assurances that our independent directors are independent, although such rules permit us to have directors that would not otherwise pass the independence tests established by the NYSE.

Executive Sessions

The NYSE standards require non-management directors of listed companies to meet at regularly scheduled executive sessions without management.

According to the Brazilian Corporate Law, up to one third of the members of our Board of Directors can be elected to executive positions. The remaining non-management directors are not expressly empowered to serve as a check on management, and there is no requirement that those directors meet regularly without management. Notwithstanding, our Board of Directors consists of ten non-management directors, eight of whom are independent directors in accordance with rules generally accepted in Brazil.

Nominating/Corporate Governance Committee Requirements

The NYSE standards require that listed companies have a nominating/corporate governance committee composed entirely of independent directors, and such committee must have a written charter that addresses the committee’s purposes and responsibilities (including certain required purposes and responsibilities) as well as the annual performance evaluation of the committee. However, controlled companies (whether or not they are foreign private issuers) are exempt this requirement. Therefore, we would be exempt from this NYSE requirement even if we were a U.S. company.

Brazilian Corporate Law does not require us to maintain a committee responsible for nominations or corporate governance. Nevertheless, our Board of Directors has created our Nominations, Compensation and Corporate Governance Committee, which consists of three to five directors appointed by the Board of Directors to serve for the duration of their respective terms as members of the Board of Directors, two of which are independent in accordance with rules generally accepted in Brazil. Our Nominations, Compensation and Corporate Governance Committee has a written charter, which sets forth its responsibilities, including nominating our management team and setting compensation limits for our management, establishing employment agreements for our management and setting forth our annual report of corporate governance practices. Unlike the nominating/corporate governance committees of U.S. companies listed on the NYSE (other than controlled companies), our Nominations, Compensation and Corporate Governance Committee is not responsible for identifying individuals to become board members, or overseeing the evaluation of the board and management. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Committees—Nominations, Compensation and Corporate Governance Committee” for a description of the responsibilities of our Nominations, Compensation and Corporate Governance Committee.

Compensation Committee Requirements

The NYSE standards require listed companies to have a compensation committee composed entirely of independent directors, and such members must meet the additional independence requirements specific to compensation committee membership set forth in the rules. In addition, NYSE standards require the compensation committee to have a written charter that addresses the committee’s purposes and responsibilities (including certain required purposes and responsibilities). In addition, the charter must specify the rights and responsibilities of the compensation committee regarding the authority to retain advisors and provide funding for such advisors. Certain specified factors must be considered regarding such advisers’ independence from management. However, controlled companies (whether or not they are foreign private issuers) are exempt this requirement. Therefore, we would be exempt from this NYSE requirement even if we were a U.S. company.

As noted above, while Brazilian Corporate Law does not require us to have a compensation committee, our Board of Directors has created our Nominations, Compensation and Corporate Governance Committee. As determined by the Brazilian Corporate Law, the compensation of management is approved by our shareholders at our shareholders’ meeting. Subject to this approval, our Board of Directors establishes the compensation of its members and of our executive officers.  The Nominations, Compensation and Corporate Governance Committee provides information and recommendations to the board of directors regarding compensation of our executive officers and managers. Our Nominations, Compensation and Corporate Governance Committee is not required to perform certain functions that are required of U.S. companies listed on the NYSE (other than controlled companies), such as directly reviewing and approving corporate goals and objectives relating to CEO compensation, evaluating the CEO’s performance in light of those goals and objectives and, either as a committee or together with the other independent directors, determining and approving the CEO’s compensation level based on this evaluation.

 Our Nominations, Compensation and Corporate Governance Committee is not required by the Brazilian Corporate Law or its charter to take into consideration any factors relevant to independence from management when retaining the advice of a compensation consultant, legal counsel or other adviser.

Audit Committee Requirements

The NYSE standards require listed companies (including foreign private issuers) to have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act. However, Rule 10A-3 provides an exemption for companies, such as our company, that have a board of auditors or statutory auditors, established and selected pursuant to home country legal provisions expressly requiring or permitting such a board or similar body, provided that certain criteria are satisfied. The NYSE standards also set forth additional requirements for the audit committees of listed companies, including that the audit committee must have a minimum of three members, all members of the audit committee must be independent, the audit committee must have a written charter that addresses certain topics, and each listed company must have an internal audit function. As a foreign private issuer, we are exempt from these additional requirements.

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

In addition to our statutory Fiscal Board, we have established a Control and Audit Committee as a best corporate governance practice to comply with the requirements of the Sarbanes-Oxley Act as described in “Item 6. Directors, Senior Management and Employees—C. Board Practices—Committees—Control and Audit Committee.” Our Control and Audit Committee and comprises a minimum of three and a maximum of five directors, who are not members of our executive committee, and who are appointed by the Board of Directors to serve as members of the Control and Audit Committee for the duration of their respective terms as members of the Board of Directors. All members of the Audit Committee are considered independent in accordance with rules generally accepted in Brazil.  The Committee has its own charter, which was approved by the Board of Directors. The Committee provides support to the Board of Directors and is charged with informing and providing recommendations to the Board of Directors regarding the following:

·	the appointment of the independent auditors, as well as the terms and conditions of their contracts, the reach of their professional mandate and, if necessary, their termination and renewal;

·	the analysis of the company’s accounts, compliance with certain legal requirements and the adoption of generally accepted accounting principles;

·	the results of each internal and independent audit and management’s response to the auditor’s recommendations;

·	the quality and integrity of the company’s internal control systems;

·	the performance of the independent auditors’ contracts, requesting that their opinions on the company’s annual reports and the contents of the main audit reports be clear and precise; and

·	any communications with the internal auditors about any significant deficiencies in our control systems and identified financial conditions.

Shareholder Approval of Equity Compensation Plans

NYSE rules require that shareholders be given the opportunity to vote on all equity compensation plans and material revisions thereto, with limited exceptions. Neither Brazilian Corporate Law nor our bylaws require that our preferred shareholders approve of equity compensation plans.

Corporate Governance Guidelines

NYSE rules require that listed companies adopt and disclose corporate governance guidelines.

We are subject to the corporate governance provisions of the Brazilian Corporate Law, which does not require us to adopt and disclose corporate governance guidelines.  Nonetheless, we have a Nominations, Compensation and Corporate Governance Committee that establishes our corporate governance guidelines, which we disclose to the public on an annual basis.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this Item.

ITEM 18.	FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-115.

ITEM 19.	EXHIBITS

Exhibit number	Description
1.1	Bylaws of Telefônica Brasil S.A., as amended (unofficial English translation).

2.1
Deposit Agreement dated as of January 28, 2013, among Telefônica Brasil S.A., Citibank, N.A., as Depositary, and Owners and Beneficial Owners of American Depositary Receipts issued thereunder. (Incorporated by reference to Exhibit 99 (A) to our Registration Statement of American Depositary Receipt shares on Form F-6 (No. 333-201244), filed with the SEC on December 23, 2014)

4.1
Contract and Justification of the Merger of Telefônica Data Brasil Holding S.A. into Telecomunicações De São Paulo S.A. – TELESP and Partial Spin-Off of Telefônica Empresas S.A. dated March 9, 2006. (Incorporated by reference to Exhibit B to our Form CB, filed with the SEC on March 14, 2006)

4.2
Grant Contract for Fixed Commuted Telephone Service in Local Modality (Sector 31) between Agência Nacional De Telecomunicações and Telecomunicações De São Paulo S.A. – TELESP dated June 30, 2011 (unofficial English translation). (Incorporated by reference to Exhibit 4(B).1 to our Annual Report on Form 20-F for the year ended December 31, 2011, filed with the SEC on April 20, 2012)

4.3
Grant Contract for Fixed Commuted Telephone Service in Long-Distance Modality (Sector 31) between Agência Nacional De Telecomunicações and Telecomunicações De São Paulo S.A. – TELESP dated June 30, 2011 (unofficial English translation). (Incorporated by reference to Exhibit 4(B).2 to our Annual Report on Form 20-F for the year ended December 31, 2011, filed with the SEC on April 20, 2012)

4.4
Certificate of Authorization to Provide Multimedia Communication Service between Agência Nacional de Telecomunicações – ANATEL and Global telecom S.A. dated March 19, 2004 (English language summary). (Incorporated by reference to Exhibit 4(B).1 to our Annual Report on Form 20-F for the year ended December 31, 2012, filed with the SEC on March 20, 2013)

4.5
Authorization Agreement of the Personal Mobile Service (Region II) between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A. dated January 18, 2010 (English language summary). (Incorporated by reference to Exhibit 4.3 to our Annual Report on Form 20-F for the year ended December 31, 2013, filed with the SEC on March 19, 2014)

4.6
Authorization Agreement of the Personal Mobile Service (Region III) between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A. dated January 18, 2010 (English language summary). (Incorporated by reference to Exhibit 4.4 to our Annual Report on Form 20-F for the year ended December 31, 2013, filed with the SEC on March 19, 2014)

4.7
Authorization Agreement to Provide Commuted Fixed Telephone Service in Local Modality (Regions I and II) between Agência Nacional De Telecomunicações and Telefônica Brasil S.A. dated September 5, 2011 (English language summary). (Incorporated by reference to Exhibit 4.5 to our Annual Report on Form 20-F for the year ended December 31, 2013, filed with the SEC on March 19, 2014)

4.8
Certificate of Authorization to Provide Commuted Fixed Telephone Service in National Long-Distance Modality (Regions I and II) between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A. dated September 5, 2011 (English language summary). (Incorporated by reference to Exhibit 4.6 to our Annual Report on Form 20-F for the year ended December 31, 2013, filed with the SEC on March 19, 2014)

Exhibit number	Description
4.9
Certificate of Authorization to Provide Commuted Fixed Telephone Service in International Long-Distance Modality (Regions I and II) between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A. dated September 5, 2011 (English language summary). (Incorporated by reference to Exhibit 4.7 to our Annual Report on Form 20-F for the year ended December 31, 2013 filed with the SEC on March 19, 2014)

4.10
Authorization Agreement of the Personal Mobile Service (Region I) between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A. dated February 7, 2012 (English language summary). (Incorporated by reference to Exhibit 4.8 to our Annual Report on Form 20-F for the year ended December 31, 2013, filed with the SEC on March 19, 2014)

4.11
Authorization Agreement for Spectrum Blocks Associated with Personal Mobile Service (Region III) between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A. dated October 16, 2012 (English language summary). (Incorporated by reference to Exhibit 4.9 to our Annual Report on Form 20-F for the year ended December 31, 2013, filed with the SEC on March 19, 2014)

4.12
Authorization Agreement for Spectrum Blocks Associated with Personal Mobile Service (Region II) between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A. dated October 16, 2012 (English language summary). (Incorporated by reference to Exhibit 4.10 to our Annual Report on Form 20-F for the year ended December 31, 2013 filed with the SEC on March 19, 2014)

4.13
Authorization Agreement for Spectrum Blocks Associated with Personal Mobile Service (Region III) between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A. dated October 16, 2012 (English language summary). (Incorporated by reference to Exhibit 4.11 to our Annual Report on Form 20-F for the year ended December 31, 2013, filed with the SEC on March 19, 2014)

4.14
Authorization Agreement for Spectrum Blocks Associated with Personal Mobile Service and Multimedia Communication (Areas identified by the National Codes 13, 14, 15, 16, 17, 18 and 19, in the state of São Paulo) between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A. dated October 16, 2012 (English language summary). (Incorporated by reference to Exhibit 4.12 to our Annual Report on Form 20-F for the year ended December 31, 2013, filed with the SEC on March 19, 2014)

4.15
Authorization Agreement for Spectrum Blocks Associated with Personal Mobile Service and Multimedia Communication (States of Alagoas, Ceará, Minas Gerais, Paraíba, Pernambuco, Piauí, Rio Grande do Norte and Sergipe) between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A. dated October 16, 2012 (English language summary). (Incorporated by reference to Exhibit 4.13 to our Annual Report on Form 20-F for the year ended December 31, 2013, filed with the SEC on March 19, 2014)

4.16
Authorization Agreement for Conditional Access Service in the entire Brazilian territory between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A. dated March 18, 2013 (Incorporated by reference to Exhibit 4.14 to our Annual Report on Form 20-F for the year ended December 31, 2013, filed with the SEC on March 19, 2014)

4.17
Authorization Agreement for Conditional Access Service in the entire Brazilian territory between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A. dated March 18, 2013 (Incorporated by reference to Exhibit 4.15 to our Annual Report on Form 20-F for the year ended December 31, 2013, filed with the SEC on March 19, 2014)

4.18
Authorization Agreement for Conditional Access Service in the entire Brazilian territory between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A. dated March 18, 2013 (Incorporated by reference to Exhibit 4.16 to our Annual Report on Form 20-F for the year ended December 31, 2013, filed with the SEC on March 19, 2014)

Exhibit number	Description
4.19
Authorization Agreement for Conditional Access Service in the entire Brazilian territory between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A. dated March 18, 2013 (Incorporated by reference to Exhibit 4.17 to our Annual Report on Form 20-F for the year ended December 31, 2013, filed with the SEC on March 19, 2014)

4.20
Authorization Agreement for Conditional Access Service in the entire Brazilian territory between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A. dated March 18, 2013 (Incorporated by reference to Exhibit 4.18 to our Annual Report on Form 20-F for the year ended December 31, 2013, filed with the SEC on March 19, 2014)

4.21
Authorization Agreement for Conditional Access Service in the entire Brazilian territory between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A. dated March 18, 2013 (Incorporated by reference to Exhibit 4.19 to our Annual Report on Form 20-F for the year ended December 31, 2013, filed with the SEC on March 19, 2014)

4.22
Authorization Agreement for Radiofrequency Blocks Associated with Personal Mobile Service (States of Rio de Janeiro, Minas Gerais, Espírito Santo, Bahia, Sergipe, Alagoas, Pernambuco, Paraíba, Rio Grande do Norte, Ceará and Piauí) between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A. dated December 2, 2014.

4.23
Authorization Agreement for Radiofrequency Blocks Associated with Personal Mobile Service (Federal District of Brasilia and the States of Rio Grande do Sul, Santa Catarina, Paraná, Mato Grosso do Sul, Mato Grosso, Goias, Tocantins and Rondônia.) between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A. dated December 2, 2014.

4.24
Authorization Agreement for Radiofrequency Blocks Associated with Personal Mobile Service (State of São Paulo) between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A. dated December 2, 2014.

4.25
Stock Purchase Agreement and Other Covenants, dated as of September 18, 2014, by and among Vivendi S.A., Société d’Investissements et de Gestion 72 S.A. and Société d’Investissements et de Gestion 108 SAS, as sellers, Telefônica Brasil S.A., as purchaser, and GVTPar, GVT Operadora and Telefónica, S.A. †

8.1	List of Subsidiaries

11.1	Code of Ethics of Telefônica Brasil S.A. (Incorporated by reference to Exhibit 11.1 to our Annual Report on Form 20-F for the year ended December 31, 2005 filed with the SEC on April 12, 2006)

12.1	Section 302 Certification of the Chief Executive Officer.

12.2	Section 302 Certification of the Chief Financial Officer.

13.1	Section 906 Certification of the Chief Executive Officer.

13.2	Section 906 Certification of the Chief Financial Officer.

†	Confidential information has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to this omitted information.

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

Analog: A mode of transmission or switching that is not digital, e.g., the representation of voice, video or other modulated electrical audio signals, which are not in digital form.

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

EILD: Exploração Industrial de Linha Dedicada, or industrial exploration dedicated lines which are regulated by ANATEL.

FTTH: Internet access through Fiber Optic (“Fiber to the Home”).

FWT: Fixed-phones using the wireless network (“Fixed Wireless Telephone”).

GSM: Global System for Mobile Communications, a service rendered by concession from ANATEL for a specific frequency range.

Gross additions: total number of new customers acquired in any period.

Interconnection fee: Amount paid per minute charged by network operators for the use of their network by other network operators.

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

Measured services: all calls that originate and terminate within the same area code within our concession region.

MMDS: (Multichannel Multipoint Distribution Service): Wireless telecommunications technology, used for general-purpose broadband networking or, more commonly, as an alternative method of cable television programming reception.

MSAN: Multi-Service Access Nodes.

MTR: Tarifa de Terminação Móvel, or Mobile Termination Rate.

MVNO (Mobile Virtual Network Operator): Wireless communications services provider that does not own the wireless network infrastructure over which the MVNO provides services to its customers.

Net additions: total number of new customers acquired in any period minus the reduction in the number of customers.

Network: An interconnected collection of elements. In a telephone network, these consist of switches connected to each other and to customer equipment. The transmission equipment may be based on fiber optic or metallic cable or point-to-point radio connections.

NGN: next-generation network is body of key architectural changes in telecommunication core and access networks. The general idea behind the NGN is that one network transports all information and services (voice, data, and all sorts of media such as video) by encapsulating these into packets, similar to those used on the Internet.

PBX (Private Branch Exchange): Telephone switchboard for private use, but linked to a telephone network.

PGO: Plano Geral de Outorgas, or General Plan of Grants.

PGMU: Plano Geral de Metas de Universalização, or General Universal Service Targets Plan.

PGMQ: Plano Geral de Metas de Qualidade General, or Quality Targets Plan.

SCM: Serviço de Comunicação Multimídia or multimedia communication services.

SeAC: Serviço de Acesso Condicionado or Conditional Access Service, a service rendered pursuant to an authorization granted by ANATEL to provide Pay TV service throughout all regions of Brazil.

SMP: Serviço Móvel Pessoal or Personal Mobile Service, a service rendered pursuant to an authorization granted by ANATEL to provide mobile service in a specific frequency range.

SMS: Text messaging services for wireless devices, which allow customers to send and receive alphanumerical messages.

STFC: Serviço de Telefônia Fixo Comutado, or the transmission of voice and other signals between determined fixed points.  In this annual report we refer to STFC as “fixed telephone services.”

Switch: Devices used to set up and route telephone calls either to the number called or to the next switch along the path. They may also record information for billing and control purposes.

TDM: Time-division multiplexing is a method of transmitting and receiving independent signals over a common signal path by means of synchronized switches at each end of the transmission line so that each signal appears on the line only a fraction of time in an alternating pattern.

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

xDSL: A technology that allows high-speed transmission of text, audio and video, generally over standard telephone lines (“Digital Subscriber Line”).

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

Date: February 27, 2015

Telefônica Brasil S.A.

Consolidated Financial statements

As of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
Telefônica Brasil S.A.

We have audited the accompanying consolidated balance sheets of Telefônica Brasil S.A. (the “Company”) and subsidiary as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Telefônica Brasil S.A. and subsidiary at December 31, 2014 and 2013, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with International Financial Reporting Standards (IFRS) as issued by International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States). Telefônica Brasil S.A. and subsidiary’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) and our report dated February 23, 2015 expressed an unqualified opinion thereon.

São Paulo, Brazil, February 23, 2015

ERNST & YOUNG
Auditores Independentes S.S.

/s/ Alexandre Hoeppers
Partner

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
Telefônica Brasil S.A.

We have audited Telefônica Brasil S.A. (the “Company”) and subsidiary’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) (the COSO criteria). Telefônica Brasil S.A. and subsidiary’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company and subsidiary’s internal control over financial reporting based on our audit.

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

In our opinion, Telefônica Brasil S.A. and subsidiary maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Telefônica Brasil S.A. and subsidiary as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2014 and our report dated February 23, 2015 expressed an unqualified opinion thereon.

São Paulo, Brazil, February 23, 2015

ERNST & YOUNG
Auditores Independentes S.S.

/s/ Alexandre Hoeppers
Partner

Telefônica Brasil S.A.

Consolidated Balance sheets
December 31, 2014 and 2013
(In thousands of reais)

ASSETS	Note	12.31.14	12.31.13

CURRENT ASSETS		15,517,368	15,899,396
Cash and cash equivalents	4	4,692,689	6,543,936
Trade accounts receivable, net	5	6,724,061	5,802,859
Inventories	6	479,801	505,615
Taxes recoverable	7.1	2,202,662	2,191,962
Judicial deposits and garnishments	8	202,169	166,928
Derivative transactions	33	613,939	89,499
Prepaid expenses	9	303,551	257,286
Dividend and interest on equity	18	-	1,140
Other assets	10	298,496	340,171

NONCURRENT ASSETS		57,547,920	53,604,442
Short-term investments pledged as collateral		125,353	106,455
Trade accounts receivable, net	5	299,405	257,086
Taxes recoverable	7.1	340,205	368,388
Deferred taxes	7.2	144,817	210,294
Judicial deposits and garnishments	8	4,543,056	4,148,355
Derivative transactions	33	152,843	329,652
Prepaid expenses	9	26,223	25,364
Other assets	10	94,925	127,793
Investments	11	79,805	86,349
Property, plant and equipment, net	12	20,453,864	18,441,647
Intangible assets, net	13	31,287,424	29,503,059

TOTAL ASSETS		73,065,288	69,503,838

The accompanying notes are an integral part of these Consolidated Financial Statements.

LIABILITIES AND EQUITY	Note	12.31.14	12.31.13
CURRENT LIABILITIES		16,011,006	13,731,007
Personnel, social charges and benefits	14	591,381	431,403
Trade accounts payable	15	7,641,191	6,914,009
Taxes, charges and contributions	16	1,281,673	1,315,164
Loans, financing and lease	17.1	1,509,471	1,236,784
Debentures	17.2	755,047	286,929
Dividend and interest on equity	18	1,495,321	1,187,556
Provisions	19	674,276	561,403
Derivative transactions	33	23,011	44,463
Deferred revenue	20	717,019	817,551
Payable from reverse split of fractional shares		388,975	389,220
Authorization license		415,308	58,531
Other liabilities	21	518,333	487,994

NONCURRENT LIABILITIES		12,104,187	12,878,389
Personnel, social charges and benefits	14	118,829	18,698
Taxes, charges and contributions	16	67,126	75,074
Deferred taxes	7.2	-	722,634
Loans, financing and lease	17.1	2,123,126	3,215,156
Debentures	17.2	3,411,616	4,014,686
Provisions	19	4,461,654	4,062,410
Derivative transactions	33	24,133	24,807
Deferred revenue	20	482,782	253,661
Liabilities for post-retirement benefit plans	32	456,129	370,351
Authorization license		763,670	-
Other liabilities	21	195,122	120,912

TOTAL EQUITY		44,950,095	42,894,442

EQUITY		44,950,095	42,894,442
Capital	22	37,798,110	37,798,110
Capital reserves	22	2,686,897	2,686,897
Income reserves	22	1,534,479	1,287,496
Premium on acquistion of non-controlling interests	22	(70,448)	(70,448)
Other comprehensive income	22	232,465	16,849
Additional dividend proposed	22	2,768,592	1,175,538

TOTAL LIABILITIES AND EQUITY		73,065,288	69,503,838

The accompanying notes are an integral part of these Consolidated Financial Statements.

Telefônica Brasil S.A.

Consolidated Income Statements
For the years ended December 31, 2014, 2013 and 2012
(In thousands of reais, except earnings per share data)

	Note	12.31.14	12.31.13	12.31.12
Net operating revenue	23	34,999,969	34,721,897	33,919,656
Cost of sales	24	(17,222,675)	(17,542,167)	(16,557,444)
Gross profit		17,777,294	17,179,730	17,362,212
Operating income (expenses)		(12,668,265)	(12,247,456)	(10,151,292)
Selling expenses	24	(10,466,725)	(9,686,170)	(8,693,696)
General and administrative expenses	24	(1,803,803)	(2,177,891)	(2,145,308)
Other operating income	25	510,628	575,959	1,870,995
Other operating expenses	25	(908,365)	(959,354)	(1,183,283)

Operating income		5,109,029	4,932,274	7,210,920
Financial income	26	1,983,386	1,748,277	1,281,105
Financial expense	26	(2,345,381)	(1,963,037)	(1,572,369)
Equity pickup	11	6,940	(55,150)	588
Income before taxes		4,753,974	4,662,364	6,920,244
Income and social contribution taxes	27	182,685	(946,419)	(2,468,063)
Net income for the year		4,936,659	3,715,945	4,452,181

Attributed to:
Noncontrolling interests		-	-	(1,392)
Controlling interest		4,936,659	3,715,945	4,453,573

Basic and diluted earnings per common share	28	4.12	3.10	3.72
Basic and diluted earnings per preferred share	28	4.53	3.41	4.09

The accompanying notes are an integral part of these Consolidated Financial Statements.

Telefônica Brasil S.A.

Consolidated Statements of comprehensive income
For the years ended December 31, 2014, 2013 and 2012
 (In thousands of reais)

	12.31.14	12.31.13	12.31.12
Net income for the year	4,936,659	3,715,945	4,452,181
Gains (losses) - derivative transactions	335,169	(5,424)	12,416
Taxes	(113,958)	1,844	(4,221)
	221,211	(3,580)	8,195

Unrealized losses on investments available for sale	(7,643)	(13,466)	(5,536)
Taxes	2,599	4,578	1,882
	(5,044)	(8,888)	(3,654)
Cumulative translation adjustments - operations in foreign currency	(551)	11,525	5,731
Other comprehensive income to be reclassified to gains (losses) for subsequent periods	215,616	(943)	10,272

Actuarial gains (losses) and limitation effect of the assets of surplus plans	(55,343)	21,612	(69,782)
Taxes	18,817	(7,348)	23,726
	(36,526)	14,264	(46,056)
Other comprehensive income not to be reclassified to gains (losses) for subsequent periods	(36,526)	14,264	(46,056)

Comprehensive income for the year	5,115,749	3,729,266	4,416,397

Attributable to:
Noncontrolling interests	-	-	(1,392)
Controlling interest	5,115,749	3,729,266	4,417,789

The accompanying notes are an integral part of these Consolidated Financial Statements.

Telefônica Brasil S.A.

Consolidated Statements of changes in shareholders’ equity
For the years ended December 31, 2014, 2013 and 2012
(In thousands of reais)

	Capital	Premium on acquisition of non-controlling interest	Special Goodwill Reserve	Capital Reserves	Treasury Stock	Legal Reserve	Tax Incentive Reserve	Retained Earnings	Additional Proposed Dividend	Others Compre- hensive income	Company’s Equity	Non-Controlling Interest	Total Equity
Balances at December 31, 2011	37,798,110	(29,929)	63,074	2,735,930	(79,339)	877,322	-	-	1,953,029	7,520	43,325,717	5,068	43,330,785

Additional dividend proposed for 2011	-	-	-	-	-	-	-	-	(1,953,029)	-	(1,953,029)	-	(1,953,029)
Unclaimed dividends and interest on equity	-		-	-	-	-	-	89,692	-	-	89,692	-	89,692
Other changes		-	-		-	-	-	(3,240)	-	-	(3,240)	(23)	(3,263)
Repurchase of shares	-	-	-	-	(32,768)	-	-	-	-	-	(32,768)	-	(32,768)
Noncontrolling interests	-	(40,519)	-	-		-	-	-	-	-	(40,519)	(3,653)	(44,172)
Other comprehensive income	-		-		-	-	-	(46,056)	-	10,272	(35,784)	-	(35,784)
Net income for the year	-	-	-	-	-	-	-	4,453,573	-	-	4,453,573	(1,392)	4,452,181
Allocation of income:
Legal reserve	-	-	-	-	-	222,678	-	(222,678)	-	-	-	-	-
Interim dividend	-	-	-	-	-	-	-	(1,122,522)	-	-	(1,122,522)	-	(1,122,522)
Additional dividend proposed	-	-	-	-	-	-	-	(3,148,769)	3,148,769	-	-	-	-
Balances at December 31, 2012	37,798,110	(70,448)	63,074	2,735,930	(112,107)	1,100,000	-	-	3,148,769	17,792	44,681,120	-	44,681,120

Proposed additional dividend for 2012	-	-	-	-	-	-	-	-	(3,148,769)	-	(3,148,769)	-	(3,148,769)
Unclaimed dividend and interest on equity	-	-	-	-	-	-	-	116,825	-	-	116,825	-	116,825
DIPJ adjustment - Tax incentives	-	-	-	-	-	-	1,699	(1,699)	-	-	-	-	-
Other comprehensive income	-	-	-	-	-	-	-	14,264	-	(943)	13,321	-	13,321
Net income for the year	-	-	-	-	-	-	-	3,715,945	-	-	3,715,945		3,715,945
Allocation of income:
Legal reserve	-	-	-	-	-	185,797	-	(185,797)	-		-	-	-
Interim interest on equity	-	-	-	-	-	-	-	(1,738,000)	-	-	(1,738,000)	-	(1,738,000)
Interim dividend	-	-	-	-	-	-	-	(746,000)	-	-	(746,000)	-	(746,000)
Additional dividend proposed	-	-	-	-	-	-	-	(1,175,538)	1,175,538	-	-	-	-
Balances at December 31, 2013	37,798,110	(70,448)	63,074	2,735,930	(112,107)	1,285,797	1,699	-	1,175,538	16,849	42,894,442	-	42,894,442

Proposed additional dividend for 2013	-	-	-	-	-	-	-	-	(1,175,538)	-	(1,175,538)	-	(1,175,538)
Unclaimed dividend and interest on equity	-	-	-	-	-	-	-	207,442	-	-	207,442	-	207,442
DIPJ adjustment - Tax incentives	-	-	-	-	-	-	150	(150)	-	-	-	-	-
Other comprehensive income	-	-	-	-	-	-	-	(36,526)	-	215,616	179,090	-	179,090
Net income for the year	-	-	-	-	-	-	-	4,936,659	-	-	4,936,659		4,936,659
Allocation of income:
Legal reserve	-	-	-	-	-	246,833	-	(246,833)	-		-	-	-
Interim interest on equity	-	-	-	-	-	-	-	(2,092,000)	-	-	(2,092,000)	-	(2,092,000)
Additional dividend proposed	-	-	-	-	-	-	-	(2,768,592)	2,768,592	-	-	-	-
Balances at December 31, 2014	37,798,110	(70,448)	63,074	2,735,930	(112,107)	1,532,630	1,849	-	2,768,592	232,465	44,950,095	-	44,950,095

The accompanying notes are an integral part of these Consolidated Financial Statements.

Telefônica Brasil S.A.

Consolidated Statements of cash flows
For the years ended December 31, 2014, 2013 and 2012
(In thousands of reais)

	12.31.14	12.31.13	12.31.12
Total cash generated by operating activities	9,384,219	9,576,280	10,053,997

Expenses (revenues) not representing changes in cash	12,058,587	13,103,190	13,068,166
Income before taxes	4,753,974	4,662,364	6,920,244
Depreciation and amortization	5,295,589	5,643,310	5,491,776
Foreign exchange (gains) losses on loans	96,036	98,105	(1,254)
Monetary (gains) losses	(4,990)	142,289	51,860
Equity pickup	(6,940)	55,150	(588)
Losses on write-off/sale of goods	37,934	(122,598)	(1,049,014)
Provision for impairment - accounts receivable	896,336	741,274	654,273
Provision (reversal) of trade accounts payable	(234,967)	579,225	(73,645)
Provision (Write-offs and reversals of) for impairment – inventories	(29,062)	(5,901)	791
Pension plans and other post-employment benefits	33,691	26,986	(3,244)
Provisions for tax, labor, civil and regulatory contingencies	546,204	660,771	514,840
Interest expense	662,944	596,292	560,885
Provision for (Reversal of) divestiture	10,931	19,437	(7,854)
Provisions for customer loyalty program	907	8,915	14,026
Others	-	(2,429)	(4,930)

Increase or decrease in operating assets and liabilities:	(2,674,368)	(3,526,910)	(3,014,169)
Trade accounts receivable	(1,859,857)	(1,160,903)	(1,069,335)
Inventories	54,876	(111,905)	83,122
Taxes recoverable	(235,559)	(399,105)	589,745
Prepaid expenses	59,463	(2,917)	112,268
Other current assets	30,561	46,652	9,445
Other noncurrent assets	29,612	(45,624)	34,986
Personnel, social charges and benefits	260,109	20,625	(79,275)
Trade accounts payable	539,136	(490,538)	(614,237)
Taxes, charges and contributions	617,886	487,854	134,595
Interest paid	(800,302)	(625,624)	(447,712)
Income and social contribution taxes paid	(782,860)	(868,395)	(1,480,205)
Other current liabilities	(538,693)	(341,427)	(219,415)
Other noncurrent liabilities	(48,740)	(35,603)	(68,151)

The accompanying notes are an integral part of these Consolidated Financial Statements.

Telefônica Brasil S.A.

Consolidated Statements of cash flows (Continued)
For the years ended December 31, 2013, 2012 and 2011
(In thousands of reais)

	2014	2013	2012

Total cash generated by (used in) investing activities	(7,607,642)	(5,543,799)	(3,720,839)

Additions to PP&E and intangible assets (net of donations)	(7,535,011)	(5,837,172)	(4,546,663)
Cash received from sale of PP&E items	21,128	436,386	1,136,633
Cash received from divestitures	-	-	7,551
Redemption of (investments in) investments in guarantee	4,567	22,485	-
Redemption of (increase in) judicial deposits	(104,707)	(168,075)	(326,577)
Dividend and interest on equity received	6,381	2,577	8,217

Total cash used in (generated by) financing activities	(3,627,824)	(4,622,030)	(2,089,216)

Payment of loans, financing and debentures	(1,563,272)	(2,336,023)	(1,288,691)
Loans and debentures raised	318,573	2,229,134	2,815,825
Payment net of derivative agreements	63,741	20,667	(45,413)
Payment for reverse split of shares	(245)	(289)	-
Dividend and interest on equity paid	(2,446,621)	(4,535,519)	(3,493,997)
Acquisition of noncontrolling interest	-	-	(44,172)
Repurchase of treasury stock	-	-	(32,768)

Increase (decrease) in cash and cash equivalents	(1,851,247)	(589,549)	4,243,942

Cash and cash equivalents at beginning of year	6,543,936	7,133,485	2,889,543
Cash and cash equivalents at end of year	4,692,689	6,543,936	7,133,485

Changes in cash and cash equivalents for the year	(1,851,247)	(589,549)	4,243,942

The accompanying notes are an integral part of these Consolidated Financial Statements.

Notes to the Consolidated Financial Statements
December 31, 2014, 2013 and 2012
(In thousands of reais)

1)	OPERATIONS

a)	Background information

Telefônica Brasil S.A. (Company or Telefônica Brasil) is a publicly-traded corporation operating in telecommunication services and in the performance of activities that are necessary or useful in the rendering of such services, in conformity with the concessions, authorizations and permissions it has been or granted.  The Company, headquartered at Avenida Engenheiro Luiz Carlos Berrini, no. 1376, in the city and State of São Paulo, Brazil, is a member of Telefónica Group (Group), the telecommunications industry leader in Spain, also being present in various European and Latin American countries.

At December 31, 2014 and 2013, Telefónica S.A., holding company of the Group located in Spain, held a total of 73.81% direct and indirect interest in the Company, being 91.76% of common shares and 64.60% of preferred shares (See Note 22).

The Company is listed in the Brazilian Securities and Exchange Commission (CVM) as a publicly-held company under Category A (issuers authorized to trade any marketable securities) and has shares traded on the São Paulo Stock Exchange (BM&FBovespa). It is also listed in the US Securities and Exchange Commission (SEC), and its American Depositary Shares (ADS), classified as level II, backed by preferred shares only and traded on the New York Stock Exchange (NYSE).

b)	Operations

The Company is primarily engaged in the rendering of land-line telephone and data services in the state of São Paulo, under Fixed Switched Telephone Service Concession Arrangement (STFC) and Multimedia Communication Service (SCM) authorization, respectively.  Also, the Company is authorized to render STFC services in Regions I and II of the General Service Concession Plan (PGO) and other telecommunications services, such as SCM (data communication, including broadband internet), SMP (Personal Communication Services) and SEAC (Conditional Access Audiovisual Services) (especially by means of DTH and cable technologies).

Service concessions and authorizations are granted by Brazil’s Telecommunications Regulatory Agency (ANATEL), under the terms of Law No. 9472 of July 16, 1997 - General Telecommunications Law (“Lei Geral das Telecomunicações” - LGT), amended by Laws No. 9986 of July 18, 2000 and No. 12485 of September 12, 2011. Operation of such concessions and authorizations is subject to supplementary regulations and plans issued.

b.1)	STFC service concession arrangement

The Company is the grantee on an STFC concession to render land-line services in the local network and national long distance calls originated in sector 31 of Region III, which comprises the state of São Paulo (except for cities within sector 33), as established in the General Service Concession Plan (PGO).

The Company’s current STFC service concession arrangement is effective until December 31, 2025, and may be subject to reviews on December 31, 2015 and December 31, 2020.

In accordance with the service concession arrangement, every two years, during the arrangement’s 20-year term, the Company shall pay a fee equivalent to 2% of its prior-year STFC revenue, net of applicable taxes and social contributions (Note 21).

b.2)	SMP authorization agreement

Frequency authorizations granted by ANATEL for mobile telephone services may be renewed only once, over a 15-year period, through payment, every two years after the first renewal, of fees equivalent to 2% of the Company’s prior-year revenue, net of taxes and social contributions, related to the application of the Basic and Alternative Plans of Service (Note 21).

In years 2014 and 2013, the Company participated in auctions for acquisition of SMP licenses, conducted by ANATEL, with the following outcomes:

·
In the auction for sale of national 700MHz frequency, held by ANATEL at September 30, 2014, in compliance with Bidding No. 2/2014‐SOR/SPR/CD‐ ANATEL, the Company won lot 3 among the others offered lots.

On December 08, 2014, the Authorization Term signed with ANATEL was published on the Federal Official Gazette (DOU). Total amount of this license was R$2,770,320, including:

·	R$1,657,502 referring to the total amount of the 700 MHz license, paid at the same date of the Authorization Term signature.

·
R$1,112,818 (non-cash transaction, adjusted at present value), referring to the installments of the Company’s responsibility amount from the contract signed with ANATEL, which the winning carriers shall set up, within 90 days, the TV and RTV Channels Digitalization and Redistribution Process Administrating Entity (EAD), which shall be responsible for operating all TV and RTV channel redistribution procedures, and for settling issues referring to the radio communication systems. The funds for these procedures shall be transferred by carriers in 4 annual installments, restated at IGP-DI index.

The amounts of the Authorization Term described above were recorded as: (i) licenses in intangible assets, amortized by the licenses' remaining term, stipulated in the Authorization Term (Note 13) and (ii) authorization licenses in current and non-current liabilities, for the remaining amounts to be paid.

Accordingly, the Company will increase its capacity to provide services with fourth generation (4G) technology throughout the Brazilian territory, and will operate in the frequency range of 700MHz, with band of 10+10 MHz, in addition to 2.5 GHz frequency, with band of 20+20MHz acquired in bidding of year 2012.

·
On August 2013, the Company, together with ANATEL, entered into the authorization terms for use of radiofrequencies blocks, with no exclusivity, under primary character, as a consequence of "L" broad realignment under frequencies of 1975MHz and 1980MHz for transmission of mobile stations and 2165MHz to 2170MHz for transmission of nodal stations.

This authorization terms were issued by the remaining terms established in terms of item 1.9 of public notice no. 002/2007/SPV-Anatel, of October 23, 2007, for consideration, related to authorization for provision of SMP, amendment no. 1 to the authorization term no. 078/2012/PVCP/SPV-Anatel, of August 14, 2013, published in the DOU of August 16, 2013. The authorization matures on April 29, 2023, which could be extended a single time for fifteen years since in compliance with the maintenance of the requirements provided in said terms.

The total amount paid by the Company for the Authorization Terms was R$451,121 recorded as licenses in intangible assets, amortized by the licenses' remaining term.

The Company operates SMP services, in accordance with the authorizations it has been given, as follows:

Operation area	License Expiration
	450 MHz	700 MHz	800 MHz	900 MHz	1800 MHz	1900 MHz	2100 MHz	2.5 GHz
Region 1
Rio de Janeiro	–	Blocks 6 and 7 – Dec/29	Bandwith A – Nov/20 (1)	Extension 1 – Apr/23	Extension 9 and 10 – Apr/23	Bandwith L – Apr/23 (3)	Bandwith J – Apr/23	Bandwith X – Oct/27
Espirito Santo	–	Blocks 6 and 7 – Dec/29	Bandwith A – Nov/23 (1)	Extension 1 – Apr/23	Extension 9 and 10 – Apr/23	Bandwith L – Apr/23 (3)	Bandwith J – Apr/23	Bandwith X – Oct/27
Amazonas, Roraima, Amapá, Pará and Maranhão	–	Blocks 6 and 7 – Dec/29	Bandwith B – Nov/28 (1)	Extension 2 – Apr/23	Extension 7, 9 and 10 – Apr/23	–	Bandwith J – Apr/23	Bandwith X – Oct/27
Minas Gerais (except Triângulo Mineiro)	Oct/27	Blocks 6 and 7 – Dec/29	Bandwith B – Apr/23 (1)	Extension 2 – Apr/23	Extension 11 to 14 – Apr/23	Bandwith L – Apr/23 (3)	Bandwith J – Apr/23	Bandwith X – Oct/27
Minas Gerais (Triângulo Mineiro)	Oct/27	Blocks 6 and 7 – Dec/29	–	Bandwith E – Apr/20 (10)	Bandwith E – Apr/20 (10)	Bandwith L – Apr/23 (3)	Bandwith J – Apr/23 (9)	Bandwith X – Oct/27
Bahia	–	Blocks 6 and 7 – Dec/29	Bandwith A – Jun/23 (1)	Extension 1 – Apr/23	Extension 9 and 10 – Apr/23	Bandwith L – Apr/23 (3)	Bandwith J – Apr/23	Bandwith X – Oct/27
Sergipe	Oct/27	Blocks 6 and 7 – Dec/29	Bandwith A – Dec/23 (1)	Extension 1 – Apr/23	Extension 9 and 10 – Apr/23	Bandwith L – Apr/23 (3)	Bandwith J – Apr/23	Bandwith X – Oct/27
Alagoas, Ceará, Paraíba, Pernambuco, Piauí and Rio Grande do Norte	Oct/27	Blocks 6 and 7 – Dec/29	–	–	Bandwith E – Apr/23 Extension 9 and 10 – Apr/23	Bandwith L – Dec/22	Bandwith J – Apr/23	Bandwith X – Oct/27
Region 2
Paraná (except Sector 20) and Santa Catarina	–	Blocks 6 and 7 – Dec/29	Bandwith B – Apr/28 (1)	Extension 1 – Apr/23	Bandwith M – Apr/23	Bandwith L – Apr/23 (3)	Bandwith J – Apr/23	Bandwith X – Oct/27
Paraná (Sector 20) (5)	–	Blocks 6 and 7 – Dec/29	Bandwith B – Apr/28 (1)	–	Bandwith M – Apr/23 Extension 10 – Apr/23	–	Bandwith J – Apr/23	Bandwith X – Oct/27
Rio Grande do Sul (except Sector 30)	–	Blocks 6 and 7 – Dec/29	Bandwith A – Dec/22 (1)	Extension 1 – Apr/23	Bandwith M – Apr/23	Bandwith L – Apr/23 (3)	Bandwith J – Apr/23	Bandwith X – Oct/27
Rio Grande do Sul (Sector 30) (11)	–	Blocks 6 and 7 – Dec/29	–	–	Bandwith D and M – Apr/23	Bandwith L – Dec/22 (2)	Bandwith J – Apr/23	Bandwith X – Oct/27
Federal District	–	Blocks 6 and 7 – Dec/29	Bandwith A – Jul/21 (1)	Extension 1 – Apr/23	Bandwith M – Apr/23	Bandwith L – Apr/23 (3)	Bandwith J – Apr/23	Bandwith X – Oct/27
Goiás and Tocantins	–	Blocks 6 and 7 – Dec/29	Bandwith A – Oct/23 (1)	Extension 1 – Apr/23	Bandwith M – Apr/23	Bandwith L – Apr/23 (3)	Bandwith J – Apr/23	Bandwith X – Oct/27
Goiás (Sector 25) (7)	–	Blocks 6 and 7 – Dec/29	–	–	Bandwith M – Apr/23 Extension 7 to 10 – Apr/23	Bandwith L – 07/12/22 (2)	Bandwith J – Apr/23	Bandwith X – Oct/27
Mato Grosso	–	Blocks 6 and 7 – Dec/29	Bandwith A – Mar/24 (1)	Extension 1 – Apr/23	Bandwith M – Apr/23	Bandwith L – Apr/23 (3)	Bandwith J – Apr/23	Bandwith X – Oct/27
Mato Grosso do Sul (except Sector 22)	–	Blocks 6 and 7 – Dec/29	Bandwith A – Sep/24 (1)	Extension 1 – Apr/23	Bandwith M – Apr/23	Bandwith L – Apr/23 (3)	Bandwith J – Apr/23	Bandwith X – Oct/27
Mato Grosso do Sul (6)	–	Blocks 6 and 7 – Dec/29	–	–	Bandwith M – Apr/23 Extension 7, 9 and 10 – Apr/23	Bandwith L – 07/12/22 (2)	Bandwith J – Apr/23	Bandwith X – Oct/27
Rondônia	–	Blocks 6 and 7 – Dec/29	Bandwith A – Jul/24 (1)	Extension 1 – Apr/23	Bandwith M – Apr/23	Bandwith L – Apr/23 (3)	Bandwith J – Apr/23	Bandwith X – Oct/27
Acre	–	Blocks 6 and 7 – Dec/29	Bandwith A – Jul/24 (1)	Extension 1 – Apr/23	Bandwith M – Apr/23	Bandwith L – Apr/23 (3)	Bandwith J – Apr/23	Bandwith X – Oct/27
Region 3
São Paulo	Oct/27	Blocks 6 and 7 – Dec/29	Bandwith A – Aug/23 (1)	–	Extension 9 and 10 – Apr/23	Bandwith L – Apr/23 (3)	Bandwith J – Apr/23 (9)	Bandwith X – Oct/27
São Paulo (Ribeirão Preto, Guatapará and Bonfim Paulista	Oct/27	Blocks 6 and 7 – Dec/29	Bandwith A – Jan/24 (1)	–	Extension 9 and 10 – Apr/23	Bandwith L – Apr/23 (3)	Bandwith J – Apr/23	Bandwith X – Oct/27
São Paulo (Franca and region)	Oct/27	Blocks 6 and 7 – Dec/29	Bandwith A – Aug/23 (1)	–	Extension 9 and 10 – Apr/23	Bandwith L – Apr/23	Bandwith J – Apr/23	Bandwith X – Oct/27
São Paulo (Sector 33) (8)	–	Blocks 6 and 7 – Dec/29	–	–	Extension 9 and 10 – Apr/23	Bandwith L – Dec/22 (2)	Bandwith J – Apr/23	Bandwith X – Oct/27

(1)	All authorization terms of bands A and B were already renewed for 15 years. Therefore, another renewal is not possible (completing 30 years of authorization).
(2)	The authorization terms of L band, which were related to bands A or B, were renewed for the same period.
(3)	L bands, which were realigned to J band, have the same renewal date of the latter (calculation of the realigned price observed this matter).
(4)	In São Paulo, only in cities with CN from 13 to 19, the Company has the 450MHz license, maturing on October 18, 2027.
(5)	Paraná – Sector 20 of PGO – cities of Londrina and Tamarana.
(6)	Mato Grosso do Sul – Sector 22 of PGO – city of Paranaíba.
(7)	Goiás – Sector 25 of PGO – cities of Buriti Alegre, Cachoeira Dourada, Inaciolândia, Itumbiara, Paranaiguara and São Simão.
(8)
São Paulo - sector 33 of PGO - cities of Altinópolis, Aramina, Batatais, Brodosqui, Buritizal, Cajuru, Cássia dos Coqueiros, Colômbia, Franca, Guaíra, Guará, Ipuã, Ituverava, Jardinópolis, Miguelópolis, Morro Agudo, Nuporanga, Orlândia, Ribeirão Corrente, Sales de Oliveira, Santa Cruz da Esperança, Santo Antônio da Alegria and São Joaquim da Barra.

(9)
Excerpt from TA No. 42/2008 (MG) and TA No. 21/2008 (SP), published in the Federal Official Gazette (DOU) of April 29, 2008 and also of April 30, 2008. Although ANATEL adopts April 30, 2008 for control purposes, the Company conservatively adopts April 29, 2008.

(10)	Next Terms to be renewed - Band E (MG - Sector 3 - CTBC).
(11)	Rio Grande do Sul – sector 30 – cities of Pelotas, Morro Redondo, Capão do Leão and Turuçu

c)	Corporate restructuring

In order to streamline the Company’s organizational structure, to rationalize the services provided and to concentrate service provision in only two operating entities, namely the Company and its wholly-owned subsidiary Telefônica Data S.A. (TData or Subsidiary), the Company carried out a corporate restructuring approved by ANATEL, under the terms of Act No. 3043 of May 27, 2013, as published in the Federal Official Gazette (DOU) of May 29, 2013, subject to the conditions thereunder.

The Board of Directors’ meeting held on June 11, 2013 approved the terms and conditions of the corporate restructuring process involving the Company’s wholly-owned subsidiaries and subsidiaries.

Company Annual General Meeting held on July 1, 2013 approved the aforementioned corporate restructuring, which included spin-offs and mergers of subsidiaries and of companies directly or indirectly controlled by the Company, so that the economic activities other than telecommunications services, including the provision of Value Added Services as defined in article 61 of the General Telecommunications Law (LGT) (with such activities being jointly and generally referred to as SVAs), provided by the various wholly-owned subsidiaries/subsidiaries were concentrated in TData and the telecommunication services were consolidated by the Company.

All of the spin-offs or split-ups, as the case may be, and the merger of the net assets of the companies involved in the restructuring process took place on the same date and had the same reporting date (April 30, 2013), as follows:

·	Net asset spun off of TData from partial spin-off corresponding to activities related to provision of SCM, represented by R$34,724, was merged into the Company.

·
Net assets spun off of Vivo S.A. (Vivo), from its total spin-off, corresponding to exploitation of the SMP, SCM and STFC for local, long distance - national and international - in regions I and II of PGO, represented by R$10,228,352, were merged into the Company, and the net assets spun off from SVAs and other services not considered of telecommunications, represented by R$680, was merged into TData, and Vivo extinct;

·
Net assets spun off of ATelecom S.A. (“ATelecom”) from its full spin-off, corresponding to activities related to provision of SEAC (through DTH technology) and SCM, represented by R$348,624, was merged into the Company and the net assets spun off of SVAs and other services not considered to be related to telecommunications, represented by R$287,960 was merged into TData, and ATelecom is extinct;

·
Net assets spun off of Telefônica Sistema de Televisão S.A. (TST) represented by R$226,106 which before being merged into the Company focused its activities related to provision of SEAC and SCM, due to merger of Lemontree Participações S.A. (“Lemontree”), GTR-T Participações e Empreendimentos S.A. (“GTR-T”), Ajato Telecomunicações Ltda, Comercial Cabo TV São Paulo S.A. (“CaTV”) and TVA Sul Paraná S.A. (“Sul Paraná”), which are all extinct.

The merger of companies and net assets previously described did not result in any capital increase or issue of new Company shares; accordingly, the corporate restructuring did not result in any changes in ownership interest currently held by Company shareholders.

There is no question of replacing shares of non-controlling shareholders of the spun-off companies with shares of the merging company, since the Company was, upon the merger of net assets and/or companies, as the case may be, the sole shareholder of the companies spun off/ merged. Accordingly, an equity valuation report at market price was not prepared for calculating the non-controlling share replacement ratio as defined in article 264 of Law No. 6404/76, and article 2, paragraph 1, item VI of CVM Rule No. 319/99, based on recent understandings expressed by the Brazilian Securities and Exchange Commission (CVM) regarding consultations in connection with past restructuring processes and based on CVM Rule No. 559 of November 18, 2008.

The merger of the companies and portions spun off described above were made without interruption of continuity in relation to operations and telecommunication services provided to their customers, being that these services are fully succeeded by the Company.

The restructuring above was considered a reorganization of entities under common control without any change in net equity of the Company once all involved entities were, immediately after the restructuring, 100% controlled by the Company. Consequently, the restructuring was recorded according to the amount of the ledger of the involved entities. However, as a result of the restructuring, the Company recognized the tax benefit and corresponding deferred asset tax of R$319,996 referring to tax credits of certain companies whose realization was uncertain before restructuring.

d)	Proposed Acquisition of GVT Participações S.A.

On September 18, 2014, the Company released a material fact as provided for by CVM Rule No. 358/02, disclosing that, on said date, the Company (Buyer) and Vivendi S.A. (Vivendi) and its subsidiaries (Sellers), entered into a Purchase and Sale Agreement and Other Covenants (Agreement) in which all shares issued by GVT Participações S.A. (GVTPar), controller of Global Village Telecom S.A. (provided that GVTPar together with GVT Operadora are hereinafter referred to as GVT), shall be acquired by the Company. The execution of the Agreement and other documentation related thereto were duly approved by the Company's Board of Directors in a meeting held on the aforementioned date.

Payment for acquisition of GVT shares shall be made by the Company and Sellers as follows:

·	€4,663,000,000.00 payable in cash after contractual adjustments at execution date.

The Company may finance the payment of this installment with capital increase through public offering, whose terms and conditions shall be timely determined by the Board of Directors under the terms of the Company's bylaws.

·	A portion of shares issued by the Company, equivalent to 12% of the Company's common shares and 12% of preferred shares after merger of GVTPar shares.

Payment of this installment shall be made through merger of shares issued by GVTPar by the Company, with the corresponding delivery of common and preferred shares issued by the Company to GVTPar shareholders in place of the merged GVTPar's shares, observing the number of shares referring to the portion to be granted to Sellers as negotiated between the parties and determined in the Agreement, provided that Management shall manage and disclose other terms and conditions of this merger of shares on a timely fashion, after approval of this transaction by ANATEL and CADE.

Vivendi accepted the public offer made by Telefónica S.A. for acquisition of interest in Telecom Itália S.p.A., specifically the acquisition of 1,110 billion common shares of Telecom Itália S.p.A., which currently represents an 8.3% interest in the voting capital of Telecom Itália S.p.A. (equivalent to 5.7% of its capital), in exchange of 4.5% of the Company's capital which Vivendi shall receive due to the combination of the Company and GVT and that represent all common shares and a portion of the preferred shares (representing 0.7% of preferred shares).

Considering that the acquisition of GVT shares by the Company represents significant investment under the terms of Article No. 256 of Law No. 6404/76, this shall be submitted to the Company's shareholders and a Special General Meeting shall be held for this purpose as provided for by applicable law.

Determinations referring to transaction described above shall grant the dissident Company's shareholders the right of recess.  Accordingly, dissident shareholders holding Company common and/or preferred shares shall have withdrawal right upon receipt of the respective amount of net earnings per share. The amount per share to be paid upon exercise of the recess right shall be disclosed when the date of the Special Meeting for discussion of issues related to this transaction is determined.

The implementation of this transaction is subject to obtainment of the applicable corporate and regulatory authorizations, including CADE and ANATEL, in addition to other conditions among those usually applicable to this kind of operation.

The Board of Directors' meeting of ANATEL, held on December 22, 2014, previously approved acquisition of full control of GVT by the Company under some conditions, as follows: (i) provision of all certificates of good standing required by ANATEL; (ii) elimination of STFC overlapping licenses existing between the Company and GVT; (iii) assumption by the Company of obligations to maintain geographic coverage to provide services to users (agreements, plans and services); and (iv) provision of the coverage expansion plan. Further details are contained in the DOU of December 26, 2014, (Docket No. 430/2014-CD, as of December 24, 2014).

The same meeting resolved that the subsequent transfer of shares of Telecom Itália S.p.A. and the Company will be subject to a new approval request to be analyzed by ANATEL. At December 30, 2014, the Company requested from ANATEL approval of the transfer of shares of Telecom Itália S.p.A. and the Company.

e)	Agreement between Telefónica S.A. and Telecom Italia, S.p.A.

TELCO S.p.A. has a 22.4% interest with voting rights in Telecom Italia, S.p.A., and is the largest shareholder of this company.

Telefónica S.A. holds indirect control in Telefônica Brasil S.A., and Telecom Italia holds an indirect interest in TIM S.A. (TIM), a Brazilian telecommunications company.  Neither Telefónica S.A., nor Telefônica Brasil or any other affiliate of Telefónica S.A. interfere in, are involved with or have decision-making powers over TIM operations in Brazil, also being lawfully and contractually forbidden to exercise any type of political power derived from indirect interest held as concerns operations in Brazil, directly related to TIM operations. TIM (Brazil) and Telefônica Brasil compete in all markets in which they operate in Brazil under permanent competitive stress and, in this context, as well as in relation to the other economic players in the telecommunications industry, maintain usual and customary contractual relations with one another (many of which are regulated and inspected by ANATEL) and/or which, as applicable, are informed to ANATEL and Brazil’s Administrative Council for Economic Defense (CADE), concerning the commitments assumed before these agencies so as to ensure total independence of their operations.

On September 24, 2013, Telefónica S.A., entered into an agreement with the other shareholders of the Italian company TELCO S.p.A. whereby Telefónica S.A. subscribed and paid up capital in TELCO, S.p.A. through a contribution of 324 million euros, receiving shares without voting rights of TELCO, S.p.A. as consideration. As a result of this capital increase, the share capital of Telefónica S.A. voting in TELCO, S.p.A. remaining unchanged, although their economic participation rose to 66%.  Thus, the governance of TELCO S.p.A., as well as the obligations of Telefónica S.A. to abstain from participating in or influencing the decisions that impact the industries where they both operate, remained unchanged.

In the same document, Italian shareholders of TELCO S.p.A. granted Telefónica S.A. an option to purchase all of their shares in TELCO S.p.A. Exercising this call option was subject to obtaining the required previous approvals from antitrust authorities and telecommunications regulatory agencies as applicable (including Brazil and Argentina), beginning eligible after January 1, 2014, whenever the Shareholders’ Agreement remains in full force and effect, except (i) between June 1 and June 30, 2014 and between January 15 and February 15, 2015; and (ii) during certain periods in case the Italian shareholders of TELCO, S.p.A. request the entity’s spin-off.

On December 4, 2013, the CADE announced the following decisions:

1)
Approve, subject to the limitations described below, the acquisition, by Telefónica S.A., of the total interest held by Portugal Telecom, SGPS SA e PT Móveis – Serviços de Telecomunicações, SGPS, SA (PT) in Brasilcel NV, which controlled Brazilian mobile telecommunications operator Vivo Participações S.A. (Vivo Part.), merged into Telefônica Brasil S.A.

The transaction has been approved by ANATEL and its completion (requiring no prior approval from CADE at the time) took place immediately after approval from ANATEL, on September 27, 2010.

The limitations imposed by CADE on its decision are as follow:

a)	A new shareholder share control over extinct Vivo Part. with Telefónica S.A., adopting the same conditions applied to PT when it held an interest in Brasilcel NV.; or

b)	Telefónica S.A. shall cease to have, either directly or indirectly, an equity interest in TIM Participações S.A.

2)
Impose a R$15 million fine on Telefónica S.A. for violating the will and purpose of the agreement executed by and between Telefónica S.A. and CADE, as a requirement to approve the initial purchase transaction of Telecom Italia in 2007, due to the subscription and payment, by Telefónica S.A., of TELCO S.p.A. nonvoting shares in the context of its recent capital increase.  This decision also requires Telefónica S.A. to dispose of its nonvoting shares held in TELCO S.p.A.

The deadline for compliance with the conditions and obligations imposed by CADE in both decisions were classified as confidential by CADE.

At December 13, 2013, Telefónica S.A. published a material news release regarding the decisions made by CADE in the meeting held on December 4, 2013, stating that it considered the measures imposed by that agency to be unreasonable,  and began legal proceedings in July 2014.

In this context, and in order to strengthen its firm commitment to the obligations previously assumed by Telefónica S.A. to keep away from Telecom Italia's business in Brazil, Telefónica S.A. pointed out, in a material news release that Mr. César Alierta Izuel and Mr. Julio Linares López had decided to resign with immediate effect, from the position of Directors at Telecom Itália S.p.A. Additionally, Mr. Julio Linares López decided to resign, with immediate effect, from his position on the list presented by TELCO S.p.A. for a potential re-election to the Board of Directors of Telecom Itália, S.p.A.

Likewise, Telefónica S.A., notwithstanding the rights defined in the Shareholders’ Agreement of TELCO S.p.A, stated in a material news release it decided not to exercise, for now, its right to appoint or suggest two Directors at Telecom Itália, S.p.A.

On June 16, 2014, the Italian shareholders of TELCO, S.p.A. decided to exercise their rights to request spin-off ensured by the Shareholders' Agreement of company. The implementation of this spin-off was approved at the Annual General Meeting of TELCO, S.p.A. held on July 9, 2014, and is subject to the previous authorization by competent authorities, including CADE and ANATEL in Brazil. Whenever authorized, the spin-off will be implemented through the transfer of all current interest held by TELCO, S.p.A. in the capital of Telecom Itália, S.p.A., for four (4) new companies, which are wholly owned by one of the current shareholders of TELCO, S.p.A., and which were designed to hold interest in the capital of Telecom Itália, S.p.A., proportionally to the current economic interest of their respective future controlling shareholder in the capital of TELCO, S.p.A.

Regulatory approvals in Brazil referring to spin-off of TELCO, S.p.A., as referred to above, were required to the competent bodies and are expecting for the first quarter of 2015. The spin-off will result in Telefónica S.A. holding, by means of a special purpose entity, 14.77% of the voting shares of Telecom Itália, S.p.A., of which 8.3% of the shares shall be exchanged with Vivendi as mentioned above, and 6.47% of the shares, pegged to debentures issued by Telefónica S.A. in July 2014, convertible at maturity date into shares of Telecom Itália, S.p.A. , provided the demerger of TELCO has occurred.

The Board of Directors' meeting of ANATEL, held on December 22, 2014, previously approved split-off of TELCO, S.p.A., suspending all political rights of Telefónica S.A. in Telecom Itália, S.p.A. and its subsidiaries that may consist of control, under the terms of the Regulation for Analysis of Control and Transfer of Control of Telecommunications Companies.

Suspension thereof shall be included in the Articles of Incorporation of Telecom Itália, S.p.A. or its successor and shall prevail while Telefónica S.A. is a shareholder of Telecom Itália, S.p.A., regardless of the number of shares, or until control no longer exists. Further details are contained in the DOU of December 26, 2014, (Docket No. 429/2014-CD as of December 24, 2014).

2)	BASIS OF PREPARATION AND PRESENTATION OF FINANCIAL STATEMENTS

2.1)	Statement of compliance

The consolidated financial statements were prepared and are presented in accordance with the International Financial Reporting Standards (IFRS), issued by International Accounting Standards Board (IASB), which are not different from the accounting standards adopted in Brazil, comprising CVM standards.

At the meeting held on February 12, 2015, the Executive Board authorized the issue of these financial statements, which was ratified by the Board of Directors at a meeting held on February 24, 2015.

2.2)	Basis of preparation and presentation

The Company’s financial statements for the years ended December 31, 2014 and 2013 are presented in thousands of reais (unless otherwise stated) and were prepared under a going concern assumption.

The financial statements were prepared on a historical cost basis (except where different criteria are required) and adjusted to reflect the valuation of assets and liabilities measured at fair value or considering the mark-to-market valuation when these items are classified as available for sale.

These financial statements were prepared under various measurement bases used in accounting estimates. The accounting estimates involved in the preparation of these financial statements were based on objective and subjective factors, considering management’s judgment for determining the adequate amounts to be recorded in the financial statements. Significant items subject to these estimates and assumptions include selection of useful lives and recoverability of property, plant and equipment in operations, fair value measurement of financial assets, credit risk analysis in determining estimated impairment losses of trade accounts receivable, as well as analysis of other risks for determination of other provisions, including for contingencies.

The settlement of transactions involving these estimates may result in amounts different from those recorded in the financial statements due to uncertainties inherent in the estimate process. The Company reviews its estimates at least once a year.

Some headings in the Income Statement were reclassified to allow comparability between the figures for the years ended December 31, 2014, 2013 and 2012.

The Company declares that the consolidated financial statements are in compliance with IFRS issued by IASB in force as of December 31, 2014, which include the new pronouncements, interpretations and amendments, of the following standards, amendments and interpretations published by IASB and IFRS Interpretations Committee (IFRIC) which became effective in 2014:

·
IFRS 2 Share Based Payments: These amendments changed the settings relating to the purchase conditions and its implementation is effective beginning on or after July 1, 2014. The Company does not believe that these amendments may significantly impact its financial position.

·
IFRS 3 Business Combination: The amendments changed the accounting for contingent consideration in a business combination.  Contingent consideration on acquisition of a business that is not classified as equity is subsequently measured at fair value through profit or loss, whether or not included in the scope of IFRS 9 Financial Instruments.  These changes are effective for new business combinations after July 1, 2014. There was no business combinations in 2014, in the meantime, the Company consider the application of these changes to any business combinations that occur beginning on or after July 1st, 2014.

·
IFRS 8 Operating Segments: These amendments are related to the aggregation of operating segments, which can be combined / aggregated whether they are in accordance with the criteria of the rule, in other words, if the segments have similar economic characteristics and are similar in other qualitative aspects. If they are combined, the entity shall disclose the economic characteristics used to assess whether the segments are similar. These amendments became effective as from July 1, 2014. Considering the fact that the Company and its subsidiary operate in a sole operating segment, this standard does not significantly impact the Company's financial position.

·
IFRS 13 Fair Value Measurement: This amendment is related to the application of the exception to financial assets portfolio, financial liabilities and other contracts.  The amendment is prospective as from July 1, 2014. The application of this standard does not entail significant impacts on the Company’s financial position.

·
IFRIC 21 Levies: This amendment became effective for annual periods beginning on or after January 1, 2014 and provides guidance on when to recognize a liability for a tax or levy when the obligating event occurs. For a levy that is triggered upon reaching a minimum threshold, the interpretation clarifies that no liability is recognized before the specified minimum threshold is reached. The application of this amendment does not entail significant impacts on the Company’s financial position.

·
IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets: The amendments to IAS 16.35 (a) and IAS 38.80 (a) clarifies that a revaluation can be made as follows: i) adjust the recorded gross amount of asset to market value or, ii) determine the market value and proportionally adjust the recorded gross amount so that the resulting recorded amount is equal to the market value. IASB also clarifies that the accumulated depreciation/amortization is the difference between the recorded gross amount and the asset's book value (i.e., the recorded gross amount – accumulated depreciation/amortization = book value). The amendment to IAS 16.35 (b) and IAS 38.80 (b) clarifies that the accumulated depreciation/amortization is eliminated so that the recorded gross amount and the book value is equal to the market value. Amendments become effective as from July 1, 2014 on a retrospective basis.

·
IAS 19 - Defined Benefit Plans: Employee Contributions (Amendments to IAS 19): These amendments mandate that an entity has to consider contributions from employees (or third parties) when accounting for defined benefit plans. Contributions that are linked to service must be attributed to periods of service as a reduction of service cost. If the amount of the contributions is independent of the number of years of service, contributions may be recognized as a reduction in the service cost in the period in which the related service is rendered. These amendments became effective for annual periods beginning on or after July 1, 2014 retrospectively and do not significantly impact Company’s financial position.

·
IAS 24 Related Party Disclosures: The amendment to this standard clarifies that a management entity of other entity that provides key personnel for provision of management services is a subject related to related party disclosures. Additionally, an entity that used a management entity shall disclose the expenses incurred with management services. Amendments become effective as from July 1, 2014 on a retrospective basis. The application of these amendments does not entail significant impacts on the Company’s financial position.

·
IAS 32 Offsetting Financial Assets and Financial Liabilities: This amendment became effective for annual periods beginning on or after January 1, 2014 and clarifies the meaning of “currently has a legally enforceable right to set off the recognized amounts” and the criteria that would qualify for settlement the settlement mechanisms of clearing house systems that are not simultaneous.  The application of this amendment does not entail significant impacts on the Company’s financial position.

·
IAS 36 Impairment of Assets: This amendment became effective for annual periods beginning on or after January 1, 2014 and eliminates unintended consequences of IFRS 13 Fair Value Measurement on disclosures required by IAS 36. In addition, these amendments require the disclosure of recoverable amounts of assets or Cash Generating Units (CGU) for which a provision for impairment has been recognized over the period. The application of this amendment does not impact the Company’s disclosures.

·
IAS 39 Novation of Derivatives and Continuation of Hedge Accounting: This amendment became effective for annual periods beginning on or after January 1, 2014 and introduces a relief regarding discontinuance of hedge accounting where a derivative, which is designated as hedging instrument, is novated if specific conditions are met. The application of this amendment does not entail significant impacts on the Company’s financial position.

·
IAS 40 Investments Property: Amendment to this standards clarifies the relationship between IFRS 3 and IAS 40 for classification of property as investment property or property occupied by owner. The description of ancillary services determined in IAS 40, which provides a difference between investment property and owner of occupied property (IFRS 3) is used to determine whether the operation refers to the purchase of an asset or a business combination. This amendment entered in force as from July 1, 2014 on a prospective basis. The application of these amendments does not entail significant impacts on the Company’s financial position.

On the preparation date of these financial statements, the following IFRS amendments had been published; however, their application was not compulsory:

·
IFRS 9 Financial Instruments: In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments which reflects all phases of the financial instruments project and replaces IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. IFRS 9 is effective for annual periods beginning on or after 1 January 2018, with early application permitted. Retrospective application is required, but comparative information is not compulsory. Early application of previous versions of IFRS 9 (2009, 2010 and 2013) is permitted if the date of initial application is before 1 February 2015. The adoption of IFRS 9 will have an effect on the classification and measurement of the Company and subsidiary’s  financial assets, but no impact on the classification and measurement of the  financial liabilities. The Company has not quantified the effects on the consolidated financial statements is issued.

·
IFRS 15 Revenue from Contracts with Customers: IASB issued IFRS 15 – Revenue from Contracts with Customers, which requires that an entity should recognize the amount of income, reflecting the amount expected to be received in exchange of the control of these goods or services. When adopted, this standard shall replace most part of the detailed guidance on income recognition currently existing (standards IAS 11, IAS 18, IFRIC 13, IFRIC 15 and IFRIC 18). This standard is applicable as from years starting on January 1, 2017, and can be adopted on a retrospective basis or by using a cumulative effect approach. The Company is evaluating the impacts on its financial statements and disclosures and have neither defined the transition method nor determined the potential impacts on its financial reports.

The Company does not early adopt any pronouncement, interpretation or amendment which has been issued but whose application is not mandatory.

2.3)	Basis for consolidation and main variations in consolidation

Following we described certain information on invested companies at December 31, 2014 and 2013.

Telefônica Data S.A. (TData): Wholly-owned subsidiary of the Company headquartered in Brazil whose objective is providing and exploiting value added services; corporate solutions integrated to telecommunication and related activities; management of services rendering, technical support and maintenance of equipment and telecommunication networks, advisory on telecommunication solutions and related to preparation, implementation and installation of projects related to telecommunication; commercialization and lease of equipment, products and telecommunication services, among others.

Aliança Atlântica Holding B.V. (“Aliança”): Jointly-controlled company, with a 50% interest held by the Company, headquartered in Amsterdam, Netherlands, with cash flows from sale of shares to Portugal Telecom in June 2010.

Companhia AIX de Participações (“AIX”): Jointly-controlled company, with 50% interest held by the Company, with head office in Brazil, whose objective is participating in Refibra Consortium, as well as performing activities related to the direct and indirect operation of activities related to the construction, completion and operation of underground networks or optical fiber ducts.

Companhia ACT de Participações (“ACT”): Jointly-controlled company, with 50% interest held by the Company, this entity is engaged in holding interest in Refibra Consortium, and in performing activities related to the rendering of technical support services for the preparation of projects and completion of networks, by means of studies required to make them economically feasible, and monitor the progress of Consortium-related activities.

Upon consolidation, all asset and liability balances, revenues and expenses arising from transactions and interest held in equity between the Company and its Subsidiary were eliminated.

3)	SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

a)	Cash and cash equivalents

These are maintained in order to meet short-term cash commitments and not for investment or other purposes. The Company considers cash equivalents a short-term investment readily convertible into a known cash amount and subject to insignificant risk of change in value. Short-term investments are qualified as cash-equivalent when redeemable within 90 days of purchase  (Note 4).

b)	Trade accounts receivable, net

These are evaluated by the value of the services provided in accordance with the contracted conditions, net of estimated impairment losses. This includes the services provided to customers, which were still not billed until balance sheet, as well as other trade accounts receivable related to the sale of cellphones, SIM cards and other accessories. The estimated impairment losses are set up at sufficient amounts to cover any losses and considers mainly the expected default (Note 5).

c)	Inventories

These are evaluated and presented at the average acquisition cost or by the net realizable value, whichever is lower. These include cellphones, SIM cards, prepaid cards, accessories, consumption materials and maintenance. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs necessary to make the sale (Note 6).

Estimated impairment losses are set up for materials and devices considered obsolete or whose amounts are superior to those usually commercialized by the Company within a reasonable period of time.

d)	Prepaid expenses

These are stated at amounts effectively disbursed referred to services contracted by not incurred yet. Prepaid expenses are allocated to P&L to the extent that related services are rendered and economic benefits obtained (Note 9).

e)	Investments

The Company’s investments in investees (subsidiaries or jointly-controlled entities) are accounted for using the equity method in the individual financial statements. In consolidated financial statements, investments in subsidiaries are fully eliminated and investments in joint ventures are measured using the equity method and not eliminated.

Based on the equity pickup method, investments are recorded in balance sheets at cost plus changes after the acquisition of the equity interest.

The income statement reflects the portion of P&L from operations in investees.

When changes are directly recognized in the investees' equity, the Company will recognize its portion in variations occurred, as well as record these variations in the statements of changes in equity and in the statements of comprehensive income, where applicable.

The financial statements of investees are prepared for the same reporting period of the Company.  Whenever necessary, adjustments are made for the accounting practices to comply with those adopted by the Company.

After the equity method is applied, the Company determines whether there is need to recognize additional impairment of its investment in investees.  At each closing date, the Company determines whether there is objective evidence of impairment of investment in the affiliate.  If so, the Company calculates the recoverable amount as the difference between the recoverable value of the investees and their book value, and recognized the amount in P&L.

When there is loss of significant influence over the investees, the Company evaluates and recognizes the investment, at this moment, at fair value.  Any difference between the investees’ book value by the time it loses significant influence and the aggregate of the fair value of the remaining investment and proceed from sale is recognized in P&L.

Upon consolidation, all asset and liability balances, revenues and expenses arising from transactions and interest held in equity between the Company were eliminated, in accordance with the Company's interest therein.

Foreign exchange variations in Aliança’s equity (jointly-controlled entity) are recognized in the Company’s equity in other comprehensive income (“Difference of conversion of investments abroad”, Note 22f).

f)	Fixed assets, net

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

The present value of the expected cost for the decommissioning of towers and equipment on leased property is capitalized in the cost of the respective asset matched with the provision for dismantling obligations (Note 19) and depreciated over the useful life of the related assets, which do not exceed the lease term.

Depreciation is calculated by the straight-line method over the useful lives of assets, at rates that take into account the estimated useful lives of assets based on technical analyses. The assets’ residual values, useful lives and methods of depreciation are reviewed on a yearly basis, adjusted prospectively, if appropriate. The useful lives are detailed in Note 12.

Property, plant and equipment items are written off when sold or when no future economic benefit is expected from their use, sale or insurance claim. Any gains or losses arising from write-off of assets (measured as the difference between the net disposal proceeds and the net book value of the asset) are recognized in the statement of operations in the year when the asset written off.

Following is a brief description of the main fixed asset items, Note 12:

·	Commutation equipment: This includes commutation centers and control, gateway, HLR, platforms and other commutation equipment.

·
Equipment and transmission media: These include base radio station, microcells, minicells, repeaters, antennas, radios, access networks, concentrators, cables, TV equipment and other equipment and transmission means.

·	Terminal/modem equipment: Includes cellphones and modems (rent and free lease), private commutation centers, public telephones and other terminal equipment.

·	Infrastructure: This includes buildings, elevators, central air conditioning equipment, towers, posts, containers, energy equipment, land piping, support and protectors, leasehold improvements, etc.

·
Other fixed asset items: These include vehicles, repair and construction tools and instruments, telesupervision equipment, IT equipment, testing and measurement equipment, fixtures and other goods for general use.

g)	Intangible assets, net

Intangible assets acquired separately are measured at cost upon their initial recognition. Cost of intangible assets acquired in a business combination corresponds to fair value at the acquisition date.

After initial recognition, intangible assets are stated at acquisition and/or buildup cost, net of amortization and accumulated provision for impairment, where applicable. Intangible assets generated internally, excluding capitalized development costs, are not capitalized, and the expense is reflected in the income statement for the year in which it incurs.

The useful life of an intangible asset is assessed as finite or indefinite, as follows:

·
Intangible assets with a finite useful lives are amortized over their economic useful lives under the straight-line method and are tested for impairment whenever there is any indication of impairment loss. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed on an annual basis. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite life is recognized in the income statement in the cost/expense category consistent with the function of the intangible assets.

·
Intangible assets with indefinite useful lives are not amortized, but rather are tested annually for impairment, either individually or at cash-generating-unit level. Indefinite useful life assessment is reviewed annually to determine whether such assessment continues to be justified. Otherwise, changes in useful life – from undefined to defined – are made on a prospective manner. Goodwill generated upon investment acquisition are treated as intangible assets of indefinite useful lives.

Gains and losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the book value of the asset, and recognized in the income statement on disposal.

Following is a brief description of the key intangible asset items with finite useful lives, Note 13:

·	Software: This includes licenses of software used for operational, commercial and administrative activities.

·	Customer portfolio: This includes intangible assets acquired through business combination, recorded at fair value at acquisition date.

·	Trademarks and patents: This includes intangible assets acquired through business combination, recorded at fair value at acquisition date.

·
Licenses: This includes concession and authorization licenses, acquired from ANATEL for provision of telecommunication services. These also include licenses from business combinations, recorded at fair value at acquisition date.

h)	Leases

Characterization of a contract as lease is based on substantive aspects relating to the use of a specific asset or assets, or the right to use a certain asset, on the date of its execution.

Finance lease agreements: By means of these agreements, the Company obtains substantially all risks and rewards referring to the property of the leased item. These are capitalized at the commencement of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Initial direct costs incurred in the transaction are added to the cost, where applicable. Payments of finance lease agreements are allocated to financial charges and reduction of finance lease liabilities, in order to obtain constant interest rate, to the outstanding liability balance. Implicit interest recognized in liabilities is allocated to the income statement over the lease term or using the effective interest rate method.

These are depreciated according to the good’s estimated useful lives. However, when there is no reasonable guarantee that the Company will obtain ownership by the end of the lease term, the asset is depreciated over the shorter of its estimated useful life or the lease term.

The Company or subsidiary has lease arrangements classified as finance leases both as a lessor and as a lessee.

·	As lessor: lease of IT equipment (Produto Soluciona TI) for which the Company recognizes revenue, upon inception, at the present value of lease payments matched with accounts receivable.

·
As lessee: transmission equipment and media arising from a joint construction agreement with another telecomm operator, based on an optical network linked to the power transmission line, interconnecting the northern Brazilian cities to the Company’s national backbone and lease of towers and rooftops (arising from sale and finance leaseback, for which the net book value of the assets upon disposal remained unchanged, a liability was recognized at the present value of minimum lease payments and deferred income was recorded at the difference between the selling price and the mentioned present value).

The difference between the nominal amount of lease payments and booked accounts receivable/payable is recognized as finance income/expenses using the effective interest rate method over the lease term.

Operational lease: These are lease agreements where lessor holds a significant portion of risks and rewards, whose effects are recognized in P&L for the year over the contractual term.

i)	Analysis of the recoverability of non- financial assets

The Company annually reviews the net book value of assets in order to evaluate events or changes in economic, operating or technological circumstances that may indicate impairment losses. When such evidence is found, and net book value exceeds recoverable amount, a provision for impairment is recorded so as to adjust the net book value to the recoverable amount.

The recoverable amount is defined as the higher between the value in use and the net sale value.

Upon estimation of the value in use of an asset or cash-generating unit, estimated future cash flows are discounted at present value using a discount rate based on the capital cost rate (The Capital Asset Pricing Model – CAPM) before taxes, which reflects the weighted average cost of capital and specific risks of the asset or cash-generating unit (CGU).

Whenever possible, the net sale value is determined based on a firm sale agreement executed on an arm’s length basis between knowledgeable and interest parties, adjusted by expenses attributable to the sale of assets or, when there is no firm sale agreement, based on the market price of an active market, or on the latest transaction price involving similar assets.

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

When the recoverable amount is less than the carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

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

The key assumptions are based on the subsidiary's historical performance and reasonable macroeconomic assumptions grounded on financial market projections, documented and approved by the Company’s management.

The impairment test of the Company and subsidiary’s fixed and intangible assets did not result in recognition of impairment losses for the years ended December 31, 2014 and 2013, since their estimated market value is greater than the net carrying amount as of the estimation date.

j)	Business combinations and goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at the acquisition-date fair value, and the value of any non-controlling interests in the acquiree.

For each business combination, the acquirer measures the non-controlling interest in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred. Costs directly attributable to the acquisition must be recorded as expenses, as incurred.

Upon acquiring a business, the Company assesses financial assets and liabilities assumed so as to classify and allocate them in accordance with contractual terms, economic circumstances and relevant conditions on the acquisition date, including the segregation, by the acquiree, of embedded derivatives existing in host contracts in the acquiree.

In the event of a business combination in stages, fair value on acquisition date of ownership interest previously held in the acquiree’s capital is reassessed at fair value on the acquisition date, and any impacts are recognized in the income statement.

Any contingent portion to be transferred by the acquirer will be recognized at fair value on acquisition date.  Any subsequent changes in fair value of contingent consideration classified as an asset or liability are to be recognized in either profit or loss or other comprehensive income. If the contingent portion is classified as equity, it shall not be revalued until finally settled in equity.

Contingent consideration upon acquisition of a business which is not classified as equity is subsequently measured at fair value through profit or loss, either when it falls into the scope of IFRS 9 or when it does not.

Goodwill is initially measured as transferred payment exceeding amount in relation to acquired net assets (identifiable net assets acquired and liabilities assumed).  If the consideration is lower than the fair value of the net assets acquired, the difference is directly recognized in P&L.

After initial recognition, goodwill is measured at cost, less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to the cash-generating units that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

When goodwill has been allocated to a CGU and part of the operation within that CGU is disposed of, the goodwill associated with the disposed operation is included in the carrying amount of the operation when determining the gain or loss on disposal.

Goodwill disposed in these circumstance is allocated based on the relative fair values of the disposed operation and the portion of the CGU retained.

k)	Financial instruments - initial recognition and subsequent measurement

k.1)	Financial assets

Initial recognition and measurement

Upon initial recognition, financial assets are classified as financial assets measured at fair value through profit or loss, loans and receivables, investments held to maturity, financial assets available for sale or derivatives classified as effective hedging instruments, as applicable. The Company determines the classification of its financial assets at initial recognition, as they become part of the instrument’s contractual provisions.

All financial assets are initially recognized at fair value, plus, in the case of investment that is not determined at fair value through profit or loss, the transaction cost that are directly attributable to the acquisition of the financial asset.

Sales and purchases of financial assets that involve delivery of assets within a time frame established by regulation or in the marketplace concerned (regular way purchases) are recognized on the transaction date, i.e., the date on which the Company commits itself to purchasing or selling the asset.

The Company’s financial assets include cash and cash equivalents, trade accounts receivable, other accounts receivable, loans and other receivables, listed and unlisted financial instruments and derivative financial instruments.

Subsequent measurement

Subsequent measurement of financial assets depends on their classification, which can be as follows:

Financial assets at fair value through profit or loss: These include financial assets held for trading and financial assets designated upon initial recognition at fair value through profit or loss. Financial assets are classified as held for trading if acquired to be sold within short term. This category includes derivative financial instruments contracted by the Company which do not meet the hedge accounting criteria set out by the corresponding standard. Financial assets at fair value through profit or loss are stated in balance sheets at fair value with their corresponding gains or losses recognized in P&L.

Loans and receivables: these are non-derivative financial assets with fixed or determinable payments, however not traded in an active market.  After their initial measurement, they are accounted for at amortized cost calculated under the effective interest rate method, less impairment losses, where applicable. The amortized cost is calculated taking into consideration any discount or “premium” upon acquisition as well as the fees and costs incurred. Amortization of effective interest rate method is included in the financial income line in P&L. Impairment is recognized as financial expense in P&L, where applicable.

Investments held to maturity: Non-derivative financial assets with fixed or determinable payment and fixed maturity date are classified as held to maturity when the Company shows intention and financial capacity to hold them up to maturity.  After their initial recognition, investments held to maturity are measured at amortized cost using the effective interest rate method, less impairment losses.  The amortized cost is calculated taking into consideration any discount or “premium” upon acquisition as well as the fees and costs incurred. Amortization of effective interest rate is included in the financial income line, in P&L. Impairment losses are recognized as financial expense in P&L. The Company did not record investments held to maturity for the years ended December 31, 2014 and 2013.

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

The fair value of financial assets available for sale denominated in foreign currency is measured in the foreign currency and translated at the spot exchange rate at financial statements date. Changes in fair value attributable to translation differences are recognized directly in equity

Derecognition (write-off):

A financial asset (or, whenever the case, a part of a financial asset, or a part of a group of similar financial assets) is derecognized when:

•	The rights to receive the cash flows from the asset expire;

•
The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (i) the Company has transferred substantially all the risks and rewards of the asset, or (ii) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Company has transferred its rights to receive the cash flows from an asset or has entered into a pass-through arrangement, and has neither transferred nor retained substantially all the risks and rewards related to the asset, the Company continues to recognize a financial asset to the extent of its continuing involvement in the financial asset.

 k.2) Impairment of financial assets

The Company assesses at the balance sheet date whether there is any objective evidence of impairment of the financial asset or group of financial assets. A financial asset or a group of financial assets is considered to be impaired only if there is an objective evidence of impairment as a result of one or more events that have occurred after initial recognition of the asset (a “loss event” incurred) and this loss event has effect on estimated future cash flows from financial asset or group of financial assets that can be reasonably estimated.

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

Financial assets at amortized cost

The Company first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If the Company concludes that there is no evidence of impairment losses for a financial asset individually analyzed, whether significant or not, this asset is included in a group of financial assets with similar characteristics of credit risk, and is jointly evaluated for impairment losses. Assets that are individually tested for impairment, and for which impairment loss is or continues to be recognized, are not included in any group of financial assets to be tested for impairment.

When there is clear evidence of impairment, the impairment loss is measured as the difference between the asset book value and the present value of the estimated future cash flows (excluding future credit losses expected but not incurred). The present value of future cash flows is discounted at the original effective interest rate for the financial asset.

The asset book value is decreased by a provision and the loss amount is recognized in the income statement. Loans, jointly with the corresponding provision, are written off when there is no realistic perspective of its future recovery and all guarantees have been realized or transferred to the Company. If, in a subsequent year, the estimated impairment loss increases or decreases as a consequence of an event occurred after the impairment loss recognition, the previously recognized loss is increased or decreased in order to adjust the provision. In case a written-off amount is recovered in the future, this recovery is recognized in the income statements.

Investments available for sale

The Company assesses at the balance sheet date whether there is objective evidence that an investment is impaired

For investment in securities classified as available for sale, objective evidence include a significant and prolonged loss in fair value of investments, below their book value.

When there is evidence of impairment loss, the accumulated loss, measured by the difference between acquisition cost and the current fair value, less impairment loss are recognized directly in P&L, is reclassified from equity to P&L. Increases in their fair value after impairment are recognized directly in other comprehensive income.

As for debt securities classified as available for sale, impairment loss is determined based on the same criteria used for financial assets at amortized cost. However, the impairment amount recorded is the cumulative loss measured by the difference between amortized cost and the current fair value, less any impairment loss in the investment previously recognized in the income statements.

Interest continues to be computed at the effective interest rate used to discount future cash flows for impairment. Interest income is recorded as financial income. When, in a subsequent year, the fair value of a debt instrument increases, and this increase can be objectively related to an event occurred after the recognition of the impairment loss in the income statements, the impairment loss is maintained in the income statements.

k.3)	Financial liabilities

Initial recognition and measurement

Upon initial recognition, the Company determines the classification of its financial liabilities among the following possibilities: financial liabilities at fair value through profit or loss, loans and financing, trade accounts payable, or derivatives classified as hedge instruments, according to the transaction nature

Financial liabilities are initially recognized at fair value, and in the case of loans and financing, plus directly related transaction charges.

Company's financial liabilities include trade accounts payable and other accounts payable, loans and financing agreements, and derivative financial instruments.

Subsequent measurement

Measurement of financial liabilities depends on their classification, which can be as follows:

Financial liabilities at fair value through profit or loss: these include financial liabilities determined upon initial recognition at fair value through profit or loss. This category includes derivative financial instruments contracted by the Company which do not meet the hedge accounting criteria set out by the corresponding standard.

The Company did not record any financial liability at fair value through profit or loss upon initial recognition.

Loans and financing: After initial recognition, loans and financing subject to interest are subsequently measured at amortized cost, using the effective interest rate method. Gains and losses are recognized in the income statement when the liabilities are derecognized, as well as over the amortization process, by using the effective interest rate method.

Derecognition (write-off)

Financial liabilities are written off when the obligation thereunder is discharged, cancelled or expired.
When an existing financial liability is replaced by another of the same amount with substantially different terms, or the terms of an existing liability are significantly changed, this replacement or change is treated as write-off of the original liability with recognition of a new liability, the difference in the respective carrying amount being recognized in the income statement.

k.4)	Financial instruments – net

Financial assets and liabilities are presented net in the balance sheet if, and only if, there is a current enforceable legal right of offsetting the amounts recognized and if there is the intention to offset or realize the asset and settle the liability simultaneously.

k.5)	Fair value of financial instruments

The fair value of financial instruments actively traded in organized financial markets is determined based on purchase prices quoted in the market at close of business at balance sheet date, without deduction of transaction costs.

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

l)	Derivative financial instruments and hedge accounting

The Company uses derivative financial instruments, such as currency swap and interest rate and non-deliverable forward, to hedge against exchange variation risks.

Derivative financial instruments used in hedge transactions are initially recognized at fair value when the derivative contract is executed, also being subsequently revalued at fair value. Derivatives are presented as financial assets when the instrument's fair value is positive and as financial liabilities when fair value is negative.

Any gains or losses from changes in fair value of derivatives over the year are directly posted to the income statements, except for the effective cash flow hedge portion, which is recognized directly in equity, under “Other comprehensive income (loss)”, and subsequently recorded in P&L when the hedge item affects the income.

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

As for cash flow hedges, the hedge relationship documentation also includes the highly probable forecast nature of the transaction as well as the periods expected to transfer gains or losses arising from hedge instruments from equity to the income statement. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated.

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

Cash flow hedges

Cash flow hedges meeting the recording criteria are accounted for as follows: (i) the portion of gain or loss from the hedge instrument determined as effective hedge shall be recognized directly in equity (in other comprehensive income), and (ii) the ineffective portion of gain or loss from the hedge instrument shall be recognized in the income statement.

When the Company’s documented risk management strategy for any given hedge relationship excludes from the hedge effectiveness evaluation any particular component of gain or loss or the corresponding cash flows from the hedge instrument, that gain or loss component is recognized in financial income (expenses).

Amounts recorded in other comprehensive income are immediately transferred to the income statement when the hedged transaction affects P&L, for example, when the hedged financial income or expenses are recognized or when a sale is likely to occur. When a hedged item is the cost of a non-financial asset or liability, amounts recorded in equity are transferred at their initial book value to non-financial assets and liabilities.

If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover (as part of the hedging strategy), or if its designation as a hedge is revoked, or when the hedge fails to meet the hedge accounting criteria, any cumulative gain or loss previously recognized in other comprehensive income remains separately in equity until the forecast transaction occurs or the firm commitment is fulfilled

Fair value hedges

Fair value hedges meeting the recording criteria are accounted for as follows: (i) gain or loss from changes in fair value of a hedge instrument shall be recognized in the income statement as finance costs; and (ii) gain or loss from a hedged item attributable to the hedged risk shall adjust the recorded amount of the hedged item to be recognized in the income statement, as finance costs.

For fair value hedges relating to items carried at amortized cost, any adjustment to carrying amount is amortized through profit or loss over the remaining term of the hedge using the effective interest method. The effective interest rate amortization may begin as soon as an adjustment exists and no later than when the hedged item ceases to be adjusted for changes in its fair value attributable to the risk being hedged.

If the hedged item is derecognized, the unamortized fair value is recognized immediately in profit or loss.

When an unrecognized firm commitment is designated as a hedged item, the subsequent cumulative change in the fair value of the firm commitment attributable to the hedged risk is recognized as an asset or liability with a corresponding gain or loss recognized in profit and loss.

Classification into current and noncurrent

Derivative instruments are classified as current or noncurrent, or segregated into short and long term as follows:

·
When a Company keeps a derivative as economic hedge (and does not apply the hedge accounting) for a period over 12 months after the balance sheet date, such derivative is classified as noncurrent (or segregated into current and noncurrent portions), in line with the classification of the corresponding item.

·	Derivative instruments that are designated as effective hedging instruments are classified consistently with the classification of the underlying hedged item

The derivative instrument is segregated into current and noncurrent portions only when amounts can be reliably allocated.

m)	Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurement is based on the assumption that the transaction to sell the asset or to transfer the liability will take place either:

·	In the principal market for the asset or liability; or
·	In the absence of a principal market, in the most advantageous market for the asset or liability.

The Company must have access to the principal (or most advantageous) market.

The fair value of an asset or liability is measured based on the assumption that market participants would use to define the price of an asset or liability, assuming that market participants act in their best economic interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data is available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities that are measured or disclosed at fair value in the individual and consolidated financial statements are classified within the fair value hierarchy, as described below, based on the lowest level input that is significant to the overall fair value measurement:

Level 1:	quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2:	valuation techniques for which the lowest level input that is significant to the fair value measurement is either directly or indirectly observable.
Level 3:	valuation techniques for which the lowest level input that is significant to the fair value measurement is not observable.

For assets and liabilities recognized in the financial statements on a recurring basis, the Company determines whether there have been transfers among hierarchy levels, revaluing their categorization (based on the lowest level input that is significant to the entire fair value measurement) at the end of each reporting period.

For fair value disclosure purposes, the Company determined classes of assets and liabilities based on the nature, characteristics and risks of the asset or liability and their fair value hierarchy level, as described above.

For the year ended December 31, 2014, there were no transfers between Level 1 and Level 2 fair value assessments. The Company does not have financial instruments with Level 3 fair value assessments (Note 33).

n)	Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset that necessarily takes a period of time of over 18 months to get ready for its intended us or sale form part of the cost of that asset.

Other borrowing costs are recognized as an expense for the period in which they are incurred. Borrowing costs include interest and other costs incurred by an entity in connection with the borrowing of funds.

o)	Interest on equity and dividend

Interest on equity

Brazilian legislation allows companies to pay interest on equity, which is similar to payment of dividend; however, this is deductible for income tax calculation purposes. The amount accrued by the Company in its accounting records in compliance with Brazilian tax law is matched against the financial expenses account in the income statement for the year and, for the presentation of these financial statements, such expense is reversed against a direct charge to equity, resulting in the same accounting treatment adopted for dividend. The distribution of interest on equity to shareholders is subject to withholding income tax at a 15% rate.

Dividend

Minimum mandatory dividends are presented in balance sheets with legal obligations (provisions in current liabilities). Excess dividends to this minimum, not yet approved by shareholders’ meeting, are presented as reserve of dividends in equity. After approval by the shareholders' meeting, excess dividends are transferred to current liabilities, recorded as legal obligations.

p)	Provisions

General

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation, and such obligation can be reliably estimated. Provisions are adjusted at balance sheet date considering the probable amount of loss and the nature of each contingency.

Provisions for contingencies are presented at their gross amount, less the corresponding judicial deposits, and are classified as provisions for civil, labor, tax and regulatory contingencies. Judicial deposits are classified as assets if the conditions required for their net presentation with the provision are not available.

Provisions for civil, labor, tax and regulatory legal claims

The Company is party to labor, tax, civil and regulatory administrative and legal proceedings and set up a provision for contingencies whose likelihood of loss was estimated as probable. Assessment of the likelihood of loss includes an evaluation of available evidence, the hierarchy of laws, available case law, recent court decisions and their relevance in the legal system, as well as the opinion of legal advisers. Provisions are reviewed and adjusted considering changes in existing circumstances, such as the applicable statutes of limitation, tax audit conclusions, or additional exposures identified based on new matters or court decisions.
Provision for decommissioning of assets

This refers to costs to be incurred due to the return to the owners of the sites (locations intended for tower and equipment installation at leased property) under the same conditions at the time of execution of the initial lease agreement.

These costs are provided at the present value of expected costs to settle the obligation using estimated cash flows and are recognized as part of the cost of the particular asset. The cash flows are discounted at a current pre-tax rate that reflects the risks specific to decommissioning of assets. The financial effect of the discount is expensed as incurred and recognized in the income statement as a finance cost. The estimated future costs of demobilization are reviewed annually and adjusted as appropriate. Changes in the estimated future costs or in the discount rate applied are added to or deducted from the cost of the asset.

Contingent liabilities recognized in a business combination

A contingent liability recognized in business combination is initially measured at fair value.

q)	Taxes

Current taxes

Current tax assets and liabilities for the last and prior years are measured at the expected amount recoverable from or payable to tax authorities. The tax rates and laws used in calculating the amounts referred to above are those in effect at year end. In the balance sheet, current taxes are presented net of prepayments throughout the year.

Current income and social contribution taxes related to items posted directly to equity are recognized in equity. Management periodically assesses the tax position of situations in which tax regulation requires interpretation, and sets up provisions therefore when appropriate.

Deferred taxes

Deferred tax is generated from temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts.

Deferred tax assets are recognized for all deductible temporary differences, unused tax credits and losses, to the extent that taxable profit is likely to be available for realization of deductible temporary differences, and unused tax credits and losses are likely to be used, except: (i) when the deferred tax asset related to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction other than a business combination and does not impact, at the transaction date, the book profit or income or loss for tax purposes; and (ii) on deductible temporary differences related to investments in subsidiaries, where deferred tax assets are recognized only to the extent that it is probable that temporary differences will be reversed in the near future and taxable profit will likely be available so that temporary differences can be used.

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

Deferred tax liabilities are recognized on all temporary tax differences, except: (i) when the deferred tax liability arises from initial recognition of goodwill, or an asset or liability in a transaction other than a business combination, and does not affect book profit or tax income or loss on the transaction date; and (ii) on temporary tax differences related to investments in subsidiaries, in which temporary difference reversal period can be controlled and temporary differences are not likely to be reversed in the near future.

Deferred tax assets and liabilities are measured at the tax rate expected to be applicable for the year the asset will be realized or the liability will be settled, based on tax rates (under the tax law) published as of year-end.

Deferred tax assets and liabilities are not discounted to present value and are classified in the balance sheet as noncurrent, regardless of the expected realization.

The tax effects of items posted directly to equity are also recognized in equity. Deferred tax items are recognized in the statement of comprehensive income or posted directly to equity, according to the transaction from which the deferred tax stems.

Deferred tax assets and liabilities are stated net if there is a legal or constructive right to offset tax assets against tax liabilities and the deferred taxes are related to the same taxable entity and subject to the same tax authority.

Sales taxes

Revenue from services rendered is subject to State Value-Added Tax (ICMS) or Service Tax (ISS) at the rates in force in each area and to PIS and COFINS taxation on a cumulative basis for revenue from telecommunication services, at 0.65% and 3.00%, respectively. Other revenue earned by the Company, including revenue from resale of goods, on a noncumulative basis, is taxed at 1.65% and 7.60% for PIS and COFINS, respectively, and by ICMS at the rates in force in each State.

Prepayments or recoverable amounts are stated in current or noncurrent assets, based on their estimated realization.

Law No. 12973/14

On May 13, 2014, Law No. 12973/14 was published, as a result from the conversion of Provisional Executive Order No. 627/13 into law. This law governs the tax effects arising from the adjustment of the accounting practices adopted in Brazil to the IFRS, and revokes the Transition Tax Regime (“RTT”), introduced by Law No. 11941/09.

Revenue Procedure No. 1499, of October 15, 2014, published in the Brazilian Official Gazette (DOU) on October 16, 2014, determined that the December 2014 Federal Tax Debt and Credit Return (DCTF) will be the basis for expressing the adoption, for calendar year 2014, of the rules contained in articles 1, 2 and 4 to 70 or rules set forth in articles 76 to 92 of Law No. 12973, of May 13, 2014.

The Company’s option to adopt the application of the rules in articles 1, 2 and from 4 to 70 of this law was reported to the Brazilian IRS in the August 2014 DCTF, filed in October 2014, which can be changed or adjusted in the December 2014 DCTF. (Note 27)

r)	Other assets and liabilities

An asset is recognized in the balance sheet when its future economic benefits are likely to flow to the Company, and its cost can be reliably measured.

A liability is recognized in the balance sheet when the Company has a legal obligation or obligation resulting from a past event, and will probably require an economic resource to settle it.

Assets and liabilities are presented in the balance sheet based on the current/noncurrent classification. An asset is classified as current when:

·	It is expected to be realized or is intended to be sold or used in the ordinary operational cycle;
·	It is mainly held for trading purposes;
·	It is expected to be realized within 12 months from the reporting period; or
·	cash and cash equivalents, unless there are restrictions upon exchange thereof, i.e., when it is used to settle a liability within 12 months after the reporting period.

All other assets are classified as noncurrent.

A liability is classified as current when:

·	It is expected to be settled in the ordinary operational cycle;
·	It is mainly held for trading purposes;
·	It is expected to be settled within 12 months from the reporting period; or
·	There is no unconditional right to defer settlement of the liability for at least 12 months after the reporting period.

All other liabilities are classified as noncurrent.

s)	Present value adjustment of assets and liabilities

Current and noncurrent monetary assets and liabilities are adjusted to present value when their effect is considered material in relation to the overall financial statements. Present value adjustment is calculated considering contractual cash flows and the explicit, sometimes implicit, interest rates of the corresponding assets and liabilities.

Therefore, interest rates accrued on revenues, expenses and costs associated with these assets and liabilities are discounted with a view to recognizing them on an accrual basis. This interest is subsequently reallocated to financial income and expenses in P&L by using the effective interest method in relation to contractual cash flows. Implicit interest rates applied were determined based on assumptions and are considered accounting estimates.

t)	Government grants and assistance

Government grants are recognized when there is reasonable certainty the benefit will be received and that all related conditions will be fulfilled. When the benefit refers to an expense item, it is recognized over the benefit period, on a systematic basis in relation to the costs which the benefit aims to be offset.

When the Company receives non-monetary benefits, the asset and the benefit are recorded at nominal value and reflected in P&L over the expected useful life of the asset, at equal annual installments. The loan or assistance is initially recognized or measured at fair value. A government grant is measured as the difference between the initial carrying amount of the loan and proceeds therefrom. A loan is subsequently measured in accordance with the accounting policy.

When loans or similar assistance are provided by governments or related institutions, with an interest rate below the current applicable market rate, the effect of this favorable interest is regarded as a government grant.

The financing lines with the Brazilian Development Bank (BNDES), with interest rates not exceeding those prevailing in the market, under the scope of IAS 20, are recorded at fair value based on market rates. Adjustment arising from the comparison of the amount measured based on the rate agreed upon is accounted for as deferred revenue (Note 20).

u)	Revenue recognition

Revenues substantially correspond to value of considerations received or receivable arising from the provision of telecommunications services and sale of goods, and are presented net of taxes, discounts and returns (in case of sale of goods) thereon. Revenues and expenses are computed on an accrual basis.

Revenue is recognized when it is probable that future economic benefits will flow to the Company, when it can be reliably measured, costs incurred in the transaction can be measured, the risks and rewards have been substantially transferred to the buyer and when specific criteria have been met for every activity of the Company.

The Company assessed its revenue arrangements against specific criteria in order to determine if it is acting as principal or agent, and eventually concluded that it is acting as a principal in all of its revenue arrangements.

Consolidated revenues of the Company comprise basically telecommunication services regarding voice, data and additional telecommunication services that are offered to customers through fixed-price traffic packs (paid on a monthly basis) or based on customers’ consumption, remuneration for network usage and sales of goods.

Recognition of revenues from telecommunication services

Revenues from telecommunication services provided are recorded on an accrual basis based on the amounts agreed upon. Local and long-distance calls are billed by the measurement process under the legislation in force. The services billed on fixed monthly amounts are calculated and accounted for on a straight-line basis. Unbilled revenues from the last billing up to the balance sheet date are recognized in the month in which the service is provided.

Revenues related to public phone cards sales and related to pre-paid mobile recharge credits, as well as taxes payable due are deferred and recognized in the income statement to the extent services are effectively provided.

Revenues from equipment lease contracts classified as finance lease agreement are recognized in installation of equipment upon effective transfer of risk. Revenue is recognized at present value of future minimum payments provided for in the contract.

Revenues from services are basically subject to the following indirect taxes: ICMS or ISS (as applicable), PIS and COFINS.

Recognition of revenue and cost of sales

Revenues and cost of sales (mobile phones, simcards and accessories) are recorded when risks and rewards inherent in such goods are transferred to buyer.

Sales made in own stores are recognized upon sale to end consumer. Revenues and costs of sales made by dealers are recognized in the P&L when the device is activated, limited to 90 days after the date of sale.

Customer loyalty program

The Company has a loyalty points program that enables customers to accumulate points when they pay bills regarding the usage of the services offered. The accumulated points may be exchanged for telephone sets or services, conditional upon obtaining a minimum balance of points by customer. The consideration received is allocated to the cost of sales or services at fair value. The fair value of points is determined by dividing the amount of discount granted by the number of points necessary for the redemption based on the points program. The portion of revenue related to the fair value of the accumulated balance of points generated is deferred and recognized as revenue upon redemption of points.

The number of points to be accounted for is determined through statistical techniques that consider assumptions and historical data on expected redemption rates, expiration percentage and cancellation of points, among others. These estimates are subject to variations and uncertainties due to changes in the behavior of customers’ redemptions (Note 20).

Membership fee and promotional campaigns

Participation fees paid for promotional campaigns by customers of the Company are deferred and recorded in P&L throughout the duration of such campaign.

Agreements combining more than one element

Commercial packages offered by the Company that combine different elements are analyzed to determine whether it is necessary to separate the different elements identified, adopting the recognition criterion that is most adequate to each situation. Total revenue generated by the package sale is distributed among its elements, based upon their relative fair values.

The fair value determination of each element then identified implies the need for complex estimates given the nature of the business.

A possible change in fair values estimates could affect the distribution of revenues between components and consequently the deferred revenues

v)	Financial income and expenses

These include interest, and monetary and exchange variations arising from short-term investments, derivative transactions, loans, financing, debentures, present value adjustments of transactions that generate monetary assets and liabilities and other financial transactions. These are recognized on an accrual basis when earned or incurred by the Company.

For all financial instruments measured at amortized cost and interest-bearing financial assets classified as available for sale, interest income or expense is recognized using the effective interest rate method, which is the rate that exactly discounts the estimated future cash payments or receipts through the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset or liability.

w)	Post-retirement benefit plans

The Company individually sponsors pension funds of post-retirement benefits for active and retired employees, in addition to a multiemployer supplementary retirement plan and health care plan to former employees. Contributions are determined on an actuarial basis and recorded on an accrual basis. Benefit plans are determined based on actuarial evaluations at each year end, in order to ensure that the contributions are sufficient to set up the required reserve for both current and future commitments.

Actuarial liabilities related to defined benefit plans were calculated using the projected unit credit method. Actuarial gains and losses are recognized immediately in equity (in other comprehensive income).

For plans with defined contribution characteristics, the obligation is limited to the payment of contributions, which are recognized in the P&L of the respective years.

The asset or liability related to defined benefit plan to be recognized in financial statements correspond to the present value of the obligation for the defined benefit (using a discount rate based on long-term National Treasury Notes “NTNs”), less fair value of plan assets that will be used to settle the obligations. Plan assets are assets held by a privately-held supplementary pension plan entity. Plan assets are not available to the Company’s creditors and cannot be paid directly to the Company. The fair value is based on information on market prices and, in case of securities quoted, on purchase price disclosed. The value of any defined benefit asset then recognized is limited to the present value of any economic benefits available as a reduction in future plan contribution from the Company.

Actuarial costs recognized in the income statement are limited to the service cost and cost of interest on the defined benefit plan obligation. Any changes in measurement of plan assets and obligations are initially recognized in other comprehensive income, and immediately reclassified to P&L.

x)	Significant accounting judgments, estimates and assumptions

The preparation of the financial statements requires management to make judgments, estimates and assumptions supported by valuation bases used in accounting estimates. Accounting estimates involved in the preparation of the financial statements were based on both objective and subjective factors, and in line with management's judgment for determination of appropriate amounts to be recorded in the financial statements.

However, the uncertainty involving these estimates may result in amounts significantly different from those recorded in the financial statements due to the criteria inherent in their estimate process.

Significant assumptions concerning sources of uncertainty in future estimates and other significant sources of estimation uncertainty at the balance sheet date, involving a significant risk of causing a material adjustment to the carrying amount of assets and liabilities,  are as follows:

Impairment of non-financial assets

Impairment loss exists when the carrying amount of an asset or cash-generating unit (CGU) exceeds its recoverable amount, which is the higher of fair value less cost to sell and value in use. The calculation of fair value less cost to sell is based on information available on transactions for sale of similar assets or market prices less additional costs to dispose of the asset. The calculation of value in use is based on the discounted cash flow model. The recoverable amount is sensitive to the discount rate used in the discounted cash flow method, as well as expected future cash receipts and growth rate used for extrapolation purposes.

The Company periodically analyzes the performance of the defined CGUs in order to identify possible impairment of goodwill. Determination of the recoverable amount of the CGU to which goodwill is allocated also includes the use of assumptions and estimates and requires a significant level of judgment and criterion.

Post-retirement benefit plans

The cost of pension plans with defined post-employment and other health care benefits and the present value of pension plan obligations are determined using actuarial valuation methods. The actuarial valuation involves the use of assumptions about discount rates, future salary increases, mortality rates and future increases in retirement and pension benefits. The defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed on an annual basis.

The mortality rate is based on actuarial tables available in the country. Future increases in salaries and retirement and pension benefits are based on expected future inflation rates for the country.

Fair value of financial instruments

If there is not a quoted market price for the financial assets and liabilities stated in the balance sheet, fair value must be measured using another valuation technique, including the discounted cash flow method. Data for these methods are based on those adopted in the market, whenever possible. However, when this is not feasible, certain level of judgment is required for fair value determination. Judgment includes considerations about the data used, such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors can affect the fair value reported in financial instruments.

Property, plant and equipment, and finite-lived intangible assets

The accounting treatment of investment in fixed and intangible assets includes estimating useful life period for depreciation purposes and the fair value at the date of acquisition, particularly for assets acquired in business combinations.

Useful life determination requires estimates regarding the expected technological developments and alternative uses of assets. The hypotheses related to the technological aspect and its future development imply a significant level of analysis, considering the difficulties in forecasting time and nature of future technological changes.

Where impairment is identified in the amount of tangible and intangible assets, an adjustment to such amount is recorded in the income statement for the period. The need to record impairment loss is determined by means of estimates that include, among others, the analysis of the possible impairment causes and the estimated amount thereof. In this regard, factors such as technological obsolescence, suspension of certain services and other changes are also considered in circumstances that demonstrate the need to record a possible impairment.

Revenue recognition – Customer loyalty program

The Company estimates the fair value of points awarded under the customer loyalty program by applying statistical techniques. Inputs to the model include making assumptions about expected redemption rates, the mix of products that will be available for redemption in the future and customer preferences. As points issued under the program do not expire, such estimates are subject to significant uncertainty.

Taxes

There are uncertainties related to the interpretation of complex tax regulations and to the amount and time of future taxable profits. The Company set up provisions, based on applicable estimates, for possible consequences of audits conducted by tax authorities with jurisdiction over it. The amount of these provisions is based on various factors, such as past tax audit experience and different interpretations of tax regulations by the taxable entity and by the relevant tax authority. These different interpretations may arise in a wide variety of matters, depending on the conditions prevailing in the respective domicile of the Company.

The Company evaluates the recoverability of deferred tax asset based on estimates of future profits. This recoverability ultimately depends on the ability of the Company to generate taxable profits over the period in which the deferred tax asset is deductible. The analysis considers the reversal period of deferred tax liabilities, as well as estimates of taxable profits, based on updated internal projections reflecting the latest trends.

Determining the proper classification of the tax items depends on several factors, including an estimate of the period and the realization of the deferred tax asset and the expected date of payments of these taxes. The actual flow of receipt and shipment of income tax could differ from estimates made by the Company, as a result of changes in tax laws or of unexpected future transactions that may impact tax balances.

Provisions for tax, labor, civil and regulatory proceedings

Provisions are recognized when the Company has a present obligation arising from a past event, settlement of which requires an outflow of resources rated as probable and can be reliably estimated. This obligation can be legal or constructive, derived from, among other factors, regulations, contracts, customary practices or public commitments that expose third parties to a valid expectation that the Company will assume certain responsibilities. The determination of the provision is based on the best estimate of the disbursement required to settle the corresponding obligation, considering the information available as of the closing date, including the opinion of independent experts, such as legal advisers.

y)	Functional and reporting currency

The Company’s functional and reporting currency is the Brazilian real. Transactions in foreign currency were translated at the exchange rate in force as of the date the transaction. Assets and liabilities stated in foreign exchange were translated at the exchange rate in force at the balance sheet date. The exchange rate variations arising from transactions in foreign currencies are recognized in P&L as financial income or expenses. Gains and losses due to conversion of foreign investments are recognized in the statement of comprehensive income.

z)	Translation of transactions denominated in foreign currency

Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency (real) at the exchange rate (fx rate) in force as of the transaction date and subsequently re-measured based on the fx rate effective as of the reporting date which, at December 31, 2014 was: US$1.00 = R$2.6562, €1.00 = R$3,224892,  and as of December 31, 2013, was: US$1.00 = R$2.3426, €1.00 = R$3.23068. Gains and losses resulting from the translation of these assets and liabilities between the foreign exchange rate prevailing at the transaction and reporting dates are recognized in the income statement.

aa)	Employee profit sharing

The Company has obligations arising from employment contracts, recognizing these provisions during the year. Provisions are recorded to recognize the expense regarding employee profit sharing. These provisions are calculated based on qualitative and quantitative goals set by management and accounted for in specific accounts according to their function in groups of Cost of services, Selling expenses and General and administrative expenses.

ab)	Share-based payments

The Company measures the cost of transactions settled with employees and officers based on shares issued by parent company Telefónica S.A., by reference to the fair value of the shares at the date at which they are granted, using the binomial valuation model. This fair value is charged to the income statement over the period until the vesting date.

ac)	Treasury stocks

These are own equity instruments that were reacquired (treasury stock), recognized at cost, within equity. No gains or losses are recognized in the income statement upon purchase, sale, issue or cancellation of the Company's own shares.

ad)	Segment information

Business segments are defined as components of a company for which separate financial information is available and regularly assessed by the operational decision-taking professional in decisions on how to allocate funds to an individual segment and in the assessment of segment performance. Considering that: (i) all officers and managers' decisions are based on consolidated reports; (ii) the Company and subsidiary’s mission is to provide its customers with quality telecommunications services; and (iii) all decisions related to strategic planning, finance, shopping, short- and long-term investments are made on a consolidated basis, the Company and subsidiary operate in a single operating segment, namely the provision of telecommunications services.

ae)	Statement of cash flows

The statement of cash flows was prepared in accordance with IAS 7 – Statement of Cash Flows using the indirect method, and reflects the changes in cash for the years reported.

Regarding the 700 MHz license acquisition on December 08, 2014, in the total amount of R$2,770,320 (Note  1 b.2), R$1,112,818 had no impact in cash for the year ended December 31, 2014 considering that it will be paid in installments.

4)	CASH AND CASH EQUIVALENTS

	12.31.14	12.31.13
Cash and banks	64,010	101,921
Short-term investments	4,628,679	6,442,015
Total	4,692,689	6,543,936

Short-term investments basically correspond to Bank Deposit Certificates (CDB), which are pegged to the Interbank Deposit Certificate (CDI) rate variation, are highly liquid and are kept with first-tier financial institutions.

5)	TRADE ACCOUNTS RECEIVABLE, NET

	12.31.14	12.31.13
Billed amounts	5,538,184	4,487,412
Unbilled amounts	1,997,798	1,885,908
Interconnection amounts	991,752	859,894
Accounts receivable to related parties (Note 29)	115,048	98,353
Trade accounts receivable – gross	8,642,782	7,331,567
Estimated impairment losses	(1,619,316)	(1,271,622)
Total	7,023,466	6,059,945
Current	6,724,061	5,802,859
Noncurrent	299,405	257,086

Consolidated balances of noncurrent trade accounts receivable included:

·
At December 31, 2014, R$190,288 (R$160,478 at December 31, 2013), referring to the business model of resale of goods to legal entity, receivable within 24 months. At December 31, 2014, the impact of the adjustment to present value was R$29,872 (R$ 18,174 at December 31, 2013).

·
At December 31, 2014, R$109,117 (R$ 96,608 at December 31, 2013) referring to "Soluciona TI", traded by TData, which consists in lease of IT equipment to small and medium-size companies and receipt of fixed lease payments over the contractual term. Considering the contractual terms, the product was classified as Finance Lease.

The aging list of trade accounts receivable, net of the impairment, is as follows:

	12.31.14	12.31.13
Falling due	5,107,714	4,398,791
Overdue from 1 to 30 days	970,086	795,389
Overdue from 31 to 60 days	328,367	289,783
Overdue from 61 to 90 days	243,981	166,105
Overdue from 91 to 120 days	73,962	62,122
Overdue for more than 120 days	299,356	347,755
Total	7,023,466	6,059,945

No customer accounted for more than 10% of net trade accounts receivable as of December 31, 2014 and 2013.

Changes in estimated impairment of trade accounts receivable are as follows:

Balance at 12.31.2012	(1,163,047)
Net additions to estimated losses for the year (Note 24)	(741,274)
Write-offs for the year	632,699
Balance at 12.31.2013	(1,271,622)
Net additions to estimated losses for the year (Note 24)	(896,336)
Write-offs for the year	548,642
Balance at 12.31.2014	(1,619,316)

Current and noncurrent trade accounts receivable referring to finance lease of product “Soluciona TI” include the following effects:

	12.31.14	12.31.13
Present value of receivables	497,523	428,371
Unrealized financial income	7,522	7,058
Gross accounts receivable	505,045	435,429
Provision for impairment	(240,191)	(192,786)
Net accounts receivable	264,854	242,643
Current	155,737	146,035
Noncurrent	109,117	96,608

At December 31, 2014, the aging list of trade accounts receivable, gross for “Soluciona TI” was:

	Trade accounts receivable, gross	Present value
Falling due up to one year	271,401	271,401
Falling due up to five years	233,644	226,122
Total	505,045	497,523

There are no unguaranteed net book values resulting in benefits to the lessor or contingent payments recognized as revenue for the year.

6)	INVENTORIES, NET

	12.31.14	12.31.13
Consumer materials	55,820	58,492
Materials for resale (a)	464,718	498,803
Other inventory items	7,749	6,481
Total gross	528,287	563,776
Provision for impairment and obsolescence	(48,486)	(58,161)
Total	479,801	505,615

(a) Includes, among others, mobile telephones, IT equipment and simcard (chip) in stock.

Changes in estimated impairment losses and inventory obsolescence are as follows:

Balance at 12.31.12	(55,776)
Addition to estimated losses for the year	(29,247)
Reversal of estimated losses for the year	26,862
Balance at 12.31.13	(58,161)
Addition to estimated losses for the year	(31,012)
Reversal of estimated losses for the year	40,687
Balance at 12.31.14	(48,486)

The cost of sales includes additions/reversals of estimated impairment losses and inventory obsolescence, and are included in the cost of sales (Note 24).

7)	DEFERRED TAXES AND TAXES RECOVERABLE

7.1)	Taxes recoverable

	12.31.14	12.31.13
ICMS (a)	1,696,578	1,911,703
Income and social contribution taxes (b)	601,515	377,704
Taxes withheld at source (c)	134,795	188,659
PIS and COFINS	86,447	63,816
Other	23,532	18,468
Total	2,542,867	2,560,350
Current	2,202,662	2,191,962
Noncurrent	340,205	368,388

(a)
This includes credits arising from acquisition of property and equipment (subject to offsetting in 48 months), in ICMS refund request, which was paid under invoices later cancelled, for the rendering of services, tax substitution, rate difference, among others.

(b)	These mainly refer to prepayments of income and social contribution taxes, which will be offset against federal taxes to be determined in the future.
(c)
These refer to credits on Withholding Income Tax (IRRF) on short-term investments, interest on equity and others, which are used as deduction in operations for the period and social contribution tax withheld at source on services provided to public agencies.

7.2)	Deferred taxes

Deferred income and social contribution tax assets are computed considering expected generation of taxable profit, which were based on a technical feasibility study, approved by the Board of Directors.

Deferred taxes were determined considering future realization, as follows:

(a)
Income and social contribution tax losses: this represents the amount recorded, which, according to the tax legislation in Brazil, can be offset to the limit of 30% of the tax bases computed for the following years, with no expiry date.

(b)	Merged tax credit: Represented by tax benefits arising from corporate restructuring of goodwill for expected future profitability, whose tax use follows the limit set forth in tax legislation.

(c)
Income and social contribution taxes on temporary differences: amounts will be realized upon payment of provisions, effective impairment loss on trade accounts receivable, or realization of inventories, as well as upon reversal of other provisions.

Significant components of deferred income and social contribution taxes are as follows:

	Balances at 12.31.13	Income statements	Balances at 12.31.14
Deferred tax assets
Income and social contribution tax losses (a)	262,915	(169,369)	93,546
Income and social contribution taxes on temporary differences (c)			-
Provisions for labor, tax and civil contingencies	1,327,288	132,550	1,459,838
Post-employment retirement plans	143,537	12,688	156,225
Provision for impairment - accounts receivable	245,556	69,516	315,072
Provision for modem and other PP&E item losses	166,174	3,532	169,706
Profit sharing	71,948	73,881	145,829
Accelerated accounting depreciation	154,181	(138,806)	15,375
Provision for impairment - inventories	12,885	(1,992)	10,893
Provision for customer loyalty program	31,199	308	31,507
Customer portfolio and trademarks (Note 27)	-	311,141	311,141
Trade accounts payable and other provisions	398,956	103,001	501,957
Income and social contribution taxes on other temporary differences	157,313	(23,214)	134,099
Total deferred tax assets	2,971,952	373,236	3,345,188

	Balances at 12.31.13	Income statements	Equity (Comprehensive income)	Balances at 12.31.14
Deferred tax liabilities
Merged tax credit (b)	(337,535)	-	-	(337,535)
Income and social contribution taxes on temporary differences (c)
Technology Innovation Law	(308,490)	52,036	-	(256,454)
Customer portfolio (Note 27)	(461,870)	461,870	-	-
Trademarks and patents (Note 27)	(479,548)	479,548	-	-
Licenses	(719,780)	(268,116)	-	(987,896)
Effects of goodwill generated upon merger of Vivo Part.	(568,338)	(147,200)	-	(715,538)
Vivo Part. Goodwill	(480,366)	(208,711)	-	(689,077)
Income and social contribution taxes on other temporary differences	(128,365)	7,036	(92,542)	(213,871)
Total deferred tax liabilities	(3,484,292)	376,463	(92,542)	(3,200,371)

Total noncurrent assets (liabilities), net	(512,340)	749,699	(92,542)	144,817

Presented in balance sheets as follows:
Noncurrent deferred tax assets, net	210,294			144,817
Noncurrent deferred tax liabilities, net	(722,634)			-

	Balances at 12.31.12	Income statements	Equity (Comprehensive income)	Balances at 12.31.13
Deferred tax assets
Income and social contribution tax losses (a)	21,290	241,625	-	262,915
Merged tax credit (b)	9,461	(9,461)	-	-
Income and social contribution taxes on temporary differences (c)				-
Provisions for labor, tax and civil contingencies	1,104,065	223,223	-	1,327,288
Post-employment retirement plans	133,371	10,166	-	143,537
Provision for impairment - accounts receivable	169,434	76,122	-	245,556
Provision for modem and other PP&E item losses	210,107	(43,933)	-	166,174
Profit sharing	62,218	9,730	-	71,948
Accelerated accounting depreciation	421,768	(267,587)	-	154,181
Provision for impairment - inventories	13,951	(1,066)	-	12,885
Provision for customer loyalty program	28,168	3,031	-	31,199
Trade accounts payable and other provisions	290,199	108,757	-	398,956
Income and social contribution taxes on other temporary differences	177,382	(19,143)	(926)	157,313
Total deferred tax assets	2,641,414	331,464	(926)	2,971,952

	Balances at 12.31.12	Income statements	Equity (Comprehensive income)	Balances at 12.31.13
Deferred tax liabilities
Merged tax credit (b)	(269,514)	(68,021)	-	(337,535)
Income and social contribution taxes on temporary differences (c)
Technology Innovation Law	(416,700)	108,210	-	(308,490)
Exchange variation	(3,383)	3,383	-	-
Customer portfolio (Note 27)	(546,383)	84,513	-	(461,870)
Trademarks and patents (Note 27)	(508,178)	28,630	-	(479,548)
Licenses	(399,878)	(319,902)	-	(719,780)
Effects of goodwill generated upon merger of Vivo Part.	(344,927)	(223,411)	-	(568,338)
Vivo Part. Goodwill	(266,870)	(213,496)	-	(480,366)
Income and social contribution taxes on other temporary differences	(74,344)	(54,021)	-	(128,365)
Total deferred tax liabilities	(2,830,177)	(654,115)	-	(3,484,292)

Total noncurrent assets (liabilities), net	(188,763)	(322,651)	(926)	(512,340)

Presented in balance sheets as follows:
Noncurrent deferred tax assets, net	1,027,888			210,294
Noncurrent deferred tax liabilities, net	(1,216,651)			(722,634)

The following table presents deferred income and social contribution taxes related to items debited from or credited to equity for the years ended December 31, 2014 and 2013.

	12.31.14	12.31.13
Non-realized losses on available-for-sale investment	2,599	4,578
Actuarial losses and effect of the asset ceiling on plan surplus	18,817	(7,348)
Gain (losses) on derivative operations	(113,958)	1,844
Total	(92,542)	(926)

Expected terms for realization of deferred taxes, net, are presented below. Amounts are based on projections that may be changed in the future.

Year
2015	403,481
2016	288,402
2017	164,438
2018	158,623
2019	174,326
After 2020	(1,044,453)
Total	144,817

8)	JUDICIAL DEPOSITS AND GARNISHMENTS

In some situations, in connection with a legal requirement or presentation of guarantees, judicial deposits are made to secure the continuance of the claims under discussion. These judicial deposits may be required for claims whose likelihood of loss was analyzed by the Company, grounded on the opinion of its legal advisers as a probable, possible or remote loss.

	12.31.14	12.31.13
Judicial deposits
Labor	1,016,019	1,016,832
Tax	2,665,757	2,364,913
Civil and regulatory (a)	936,782	835,966
Total	4,618,558	4,217,711
Garnishments	126,667	97,572
Total	4,745,225	4,315,283
Current	202,169	166,928
Noncurrent	4,543,056	4,148,355

(a)
At December 31, 2013, the Company reclassified the amount of R$ 37,237 between the groups “Judicial deposits and garnishments” and “Authorization licenses” in current assets and liabilities, respectively.

At December 31, 2014, the Company had a number of tax-related judicial deposits, reaching the consolidated amount of R$2,665,757 (R$2,364,913 at December 31, 2013). In Note 19, we provide further details on issues arising from the main judicial deposits.

A brief description of the main tax-related judicial deposits is as follows:

·	Contribution tax on gross revenue for social integration Program (PIS) and Contribution tax on gross revenue for social security financing (COFINS)

The Company and its subsidiary were involved in disputes related to: (i) claim filed for overpayment of tax credits, not recognized by tax authorities; (ii) tax debt arising from underpayment due to differences in ancillary returns (Federal Tax Debt and Credit Return – DCTF); and (iii) disputes referring to changes in rates and increase in tax bases introduced by Law No. 9718/98.

At December 31, 2014, consolidated judicial deposits amounted to R$33,040 (R$31,162 as of December 31, 2013).

·	Social Contribution Tax for Intervention in the Economic Order (CIDE)

The Company is involved in legal disputes for the exemption of CIDE levied on offshore remittances of funds arising from agreements for the transfer of technology, brand and software licensing, etc.

At December 31, 2014, consolidated judicial deposits amounted to R$153,759 (R$144,684 as of December 31, 2013).

·	Telecommunications Inspection Fund (FISTEL)

ANATEL collects Installation Inspection Fee (TFI) on extension of licenses granted and on radio base stations, mobile stations and radio links. Such collection results from the understanding of ANATEL that said extension would be a triggering event of TFI and that mobile stations, even if owned by third parties, are also subject to TFI. The Company and its subsidiary challenge aforesaid fee in court. At December 31, 2014, consolidated judicial deposits amounted to R$929,880 (R$864,487 as of December 31, 2013).

·	Withholding income tax (IRRF)

The Company is involved in disputes related to: (i) exemption of IRRF payment on offshore remittances for out-coming traffic; (ii) exemption of IRRF payment on interest on equity recognized; and (iii) IRRF levied on earnings from rentals and royalties, wage labor and fixed-income investments.

At December 31, 2014, consolidated judicial deposits amounted to R$63,295 (R$59,343 as of December 31, 2013).

·	Corporate Income Tax (IRPJ)

The Company is involved in disputes related to: (i) debts stemming from offsetting of IRPJ overpayments not recognized by the Brazilian IRS; and (ii) requirement of IRPJ estimates and lack of payment – debts in the integrated system of economic and tax information (SIEF); and (iii) underpayment of IRPJ.

At December 31, 2014, consolidated judicial deposits amounted to R$30,325 (R$28,456 as of December 31, 2013).

·	Contribution to Empresa Brasil de Comunicação (EBC)

Sinditelebrasil (Union of Telephony and Mobile and Personal Services) is challenging in court, on behalf of its members, the Contribution to Foster Public Radio Broadcasting payable to EBC, introduced by Law No. 11652/2008. The Company and its subsidiary, as union members, made judicial deposits referring to that contribution.

At December 31, 2014, consolidated judicial deposits amounted to R$672,593 (R$514,127 as of December 31, 2013).

·	Social Security, Work Accident Insurance (SAT) and Funds to Third Parties (INSS)

The Company is involved in disputes related to: (i) SAT and funds to third parties (INCRA and SEBRAE); (ii) joint responsibility for contract labor; (iii) difference in SAT rate (from 1% to 3%); and (iv) gifts.

At December 31, 2014, consolidated judicial deposits amounted to R$102,820 (R$96,736 as of December 31, 2013).

·	Unemployment Compensation Fund (FGTS)

The Company is involved in a legal discussion aiming to not to pay surtax of 0.5% and 10% for FGTS introduced by Supplementary Law No. 110/2001 levied on deposits made by employers (the proceedings did not result in any reduction of FGTS deposits mad by the Company on behalf of its employees).

At December 31, 2014, consolidated judicial deposits amounted to R$76,459 (R$70,697 as of December 31, 2013).

·	Tax on Net Income (ILL)

The Company is involved in a legal discussion to offset amounts unduly paid for ILL purposes against future IRPJ payments.

On December 19, 2013, the Company settled the debt under discussion by including it in the Federal Tax Recovery Program (REFIS), using the judicial deposit then restricted. The Company is now awaiting conversion into income by the Federal Government.

At December 31, 2014, consolidated judicial deposits amounted to R$54,723 (R$51,648 as of December 31, 2013).

·	Universal Telecommunication Services Fund (FUST)

The Company and its subsidiary petitioned for an injunction in order to have their right declared not to include expenses with interconnection (ITX) and Industrial Use of Dedicated Line (EILD) in FUST tax base, according to Abridgment No. 7, of December 15, 2005, as it does not comply with the provisions contained in sole paragraph of article 6 of Law No. 9998, of August 17, 2000.

At December 31, 2014, consolidated judicial deposits amounted to R$394,489 (R$371,373 as of December 31, 2013).

·	State Value-Added Tax (ICMS)

The Company is involved in disputes related to: (i) ICMS stated but not paid; (ii) ICMS not levied on communication in default; (iii) fine for late voluntary payment of ICMS; (iv) ICMS supposedly levied on access, adhesion, enabling, availability and use of services, as well as supplementary services and additional facilities; (v) right to credit from the acquisition of goods for the property and equipment and electric energy; and (vi) activation cards for pre-paid services; and (vii) disallowance of ICMS credit referring to agreement 39.

At December 31, 2014, consolidated judicial deposits amounted to R$97,278 (R$38,259 as of December 31, 2013).

·	Other taxes, charges and contributions

The Company is involved in disputes related to: (i) Service Tax (ISS) on non-core services; (ii) Municipal Real Estate Tax (IPTU) not subject to exemption; (iii) municipal inspection, operation and publicity charges; (iv) land use fee; (v) social security contributions related to supposed failure to withhold 11% on several invoices, bills and receipts or service providers engaged for workforce assignment; and (vi) Public Price for Numbering Resource Management (PPNUM) by ANATEL.

At December 31, 2014, consolidated judicial deposits amounted to R$57,096 (R$93,941 as of December 31, 2013).

9)	PREPAID EXPENSES

	12.31.14	12.31.13
Advertising and publicity	198,758	167,873
Rent	45,318	35,168
Insurance	35,574	29,733
Financial charges	8,426	11,568
Software maintenance, taxes and other	41,698	38,308
Total	329,774	282,650
Current	303,551	257,286
Noncurrent	26,223	25,364

10)	OTHER ASSETS

	12.31.14	12.31.13
Advances to employees and suppliers	50,981	64,991
Related-party receivables (Note 29)	73,042	97,748
Subsidy on handset sales	45,850	55,716
Receivables from suppliers	121,615	139,563
Pension plan surplus	14,653	17,909
Other realizable assets (Note 32)	87,280	92,037
Total	393,421	467,964
Current	298,496	340,171
Noncurrent	94,925	127,793

11)	INVESTMENTS

A summary of significant financial data of Company investees is as follows.

a)	Investee information - Jointly-controlled entities

The following table presents investee information, considering the equity interest held by the Company:

	At December 31, 2014			At December 31, 2013
	Cia ACT	Cia AIX	Aliança Atlântica	Cia ACT	Cia AIX	Aliança Atlântica

Equity interest	50.00%	50.00%	50.00%	50.00%	50.00%	50.00%

Summary of balance sheets:
Current assets	11	12,728	136,350	11	10,515	139,414
Noncurrent assets	-	12,134	-	-	12,441	-
Total assets	11	24,862	136,350	11	22,956	139,414

Current liabilities	1	3,232	92	1	2,950	2,200
Noncurrent liabilities	-	4,546	-	-	6,076	-
Equity	10	17,084	136,258	10	13,930	137,214
Total liabilities and equity	11	24,862	136,350	11	22,956	139,414

Investment book value	5	8,542	68,129	5	6,965	68,607

	At December 31, 2014			At December 31, 2013
	Cia ACT	Cia AIX	Aliança Atlântica	Cia ACT	Cia AIX	Aliança Atlântica
Summary of income statements:
Net operating income	62	51,077	-	61	32,843	-
Cost of services provided	-	(31,530)	-	-	(29,013)	-
General and administrative expenses	(61)	(5,782)	(129)	(60)	(5,925)	(222)
Other operating income (expenses), net	(1)	1,569	-	(1)	(105,812)	-
Financial income (expenses), net	-	1,285	275	-	891	358
Income (loss) before taxes	-	16,619	146	-	(107,016)	136
Income and social contributions taxes	-	(2,885)	-	-	(3,420)	-
Net income (loss) for the year	-	13,734	146	-	(110,436)	136
Book value of net income (loss) for the year, recognized as equity pickup	-	6,867	73	-	(55,218)	68

b)	Changes in investments

	Balances at 12.31.13	Equity pickup	Dividend and interest on equity declared and approved	Other comprehensive income	Balances at 12.31.14

Jointly controlled entities - Equity investments	75,577	6,940	(5,290)	(551)	76,676
Aliança	68,607	73	-	(551)	68,129
AIX	6,965	6,867	(5,290)	-	8,542
ACT	5	-	-	-	5
Other investments	10,772	-	-	(7,643)	3,129
Other investments (a)	10,772	-	-	(7,643)	3,129
Total investments	86,349	6,940	(5,290)	(8,194)	79,805

	Balances at 12.31.12	Additions	Equity pickup	Other comprehensive income	Merger / spin-off as of 07.01.13	Balances at 12.31.13

Jointly controlled entities - Equity investments	119,198	-	(55,150)	11,529	-	75,577
Aliança	57,010	-	68	11,529	-	68,607
AIX	62,183	-	(55,218)	-	-	6,965
ACT	5	-	-	-	-	5
Other investments	23,683	(148)	-	(13,465)	702	10,772
Other investments (a)	23,683	(148)	-	(13,465)	702	10,772
Total investments	142,881	(148)	(55,150)	(1,936)	702	86,349

(a)	Goodwill from partial spin-off of the company Spanish and Figueira, which was reversed to the Company upon merger with Telefonica Data Brasil Holding S.A. (TDBH) in 2006.
(b)	Other investments (tax incentives and shareholding) are measured at fair value.

12)	PROPERTY, PLANT AND EQUIPMENT, NET

12.a)	Breakdown

At December 31, 2014
	PP&E Cost	Accumulated depreciation	Net balance
Switching equipment	17,147,961	(14,606,044)	2,541,917
Transmission equipment and media	37,200,161	(26,991,399)	10,208,762
Terminal equipment/modems	10,882,788	(9,254,451)	1,628,337
Infrastructure	13,497,058	(10,010,123)	3,486,935
Land	314,350	-	314,350
Other	3,549,258	(2,833,705)	715,553
Provision for loss	(156,728)	-	(156,728)
Fixed assets in progress	1,714,738	-	1,714,738
Total	84,149,586	(63,695,722)	20,453,864

At December 31, 2013
	PP&E Cost	Accumulated depreciation	Net balance
Switching equipment	16,551,351	(14,186,061)	2,365,290
Transmission equipment and media	34,247,236	(25,814,693)	8,432,543
Terminal equipment/modems	10,763,473	(9,295,416)	1,468,057
Infrastructure	12,959,925	(9,491,430)	3,468,495
Land	314,558	-	314,558
Other	3,277,142	(2,682,185)	594,957
Provision for loss	(169,979)	-	(169,979)
Fixed assets in progress	1,967,726	-	1,967,726
Total	79,911,432	(61,469,785)	18,441,647

12.b)	Changes
	Balance at 12.31.13	Additions	Write-offs, net	Transfers, net	Depreciation (b)	Balance at 12.31.14
Switching equipment	2,365,290	12,042	(770)	606,830	(441,475)	2,541,917
Transmission equipment and media	8,432,543	103,890	(34,434)	3,041,968	(1,335,205)	10,208,762
Terminal equipment/modems	1,468,057	163,428	(2,787)	918,454	(918,815)	1,628,337
Infrastructure	3,468,495	47,246	(1,286)	513,005	(540,525)	3,486,935
Land	314,558	-	(208)	-	-	314,350
Other	594,957	172,816	(2,217)	172,075	(222,078)	715,553
Provision for loss (a)	(169,979)	-	13,735	(484)	-	(156,728)
Fixed assets in progress	1,967,726	5,105,560	(20,109)	(5,338,439)	-	1,714,738
Total	18,441,647	5,604,982	(48,076)	(86,591)	(3,458,098)	20,453,864

	Balance at 12.31.12	Additions	Write-offs, net	Transfers, net	Depreciation (b)	Balance at 12.31.13
Switching equipment	2,245,247	30,948	(101)	639,577	(550,381)	2,365,290
Transmission equipment and media	7,281,195	514,314	(18,438)	2,100,099	(1,444,627)	8,432,543
Terminal equipment/modems	1,549,342	524,785	(920)	346,474	(951,624)	1,468,057
Infrastructure	3,844,278	96,103	(24,883)	261,168	(708,171)	3,468,495
Land	316,673	-	(2,115)	-	-	314,558
Other	931,325	70,673	(2,531)	(244,040)	(160,470)	594,957
Provision for loss (a)	(40,286)	(5,492)	9,560	(133,761)	-	(169,979)
Fixed assets in progress	1,476,370	3,600,201	(10,025)	(3,098,820)	-	1,967,726
Total	17,604,144	4,831,532	(49,453)	(129,303)	(3,815,273)	18,441,647

(a)
The Company and its subsidiary recognized estimated losses for potential obsolescence of materials used in property and equipment maintenance, based on levels of historical use and expected future use.

(b)	Additions of costs and depreciation expenses are presented in “Depreciation and Amortization” in Note 24.

12.c)	Depreciation rates

In accordance with IAS 16, jointly with a specialized company, the Company reviewed the useful lives applied to its property and equipment through the direct comparative method of market data. This work indicated the need to change the useful lives and annual depreciation rates of certain items in the following classes of assets:

Annual depreciation rates (%)
Description	Prior	Reviewed
Switching equipment	12.50 / 14.29	10.00 / 10.00
Transmission equipment and media	10.00 / 12.50 / 12.50 / 14.29	5.00 / 5.00 / 10.00 / 10.00
Terminal equipment/modems	10.00 / 12.50 / 25.00 / 25.00	25.00 / 10.00 / 12.50 / 33.33
Infrastructure	2.86 / 4.00 / 4.00 / 5.00 / 6.67 / 10.00 / 14.29 / 33.33	2.50 / 2.50 / 5.00 / 4.00 / 5.00 / 6.67 / 10.00 / 20.00
Other intangible assets	14.29 / 20.00	10.00 / 25.00

Since this event relates to changes in accounting estimates, the effects of these changes were recorded prospectively from May 2014. As stated in the table above, these changes represented both an extension and a decrease, as the case may be, in the useful life terms in relation to those earlier adopted, and generated a reduction in depreciation expense by R$528,397 for the year ended December 31, 2014.

The Company’s and its subsidiary’s property and equipment are depreciated on a straight-line basis, at the following annual rates:

Annual depreciation rates (%)
Description	Prior	Reviewed
Switching equipment	10.00 to 33.33	10.00 to 20.00
Transmission equipment and media	5.00 to 20.00	5.00 to 20.00
Terminal equipment/modems	10.00 to 66.67	10.00 to 66.67
Infrastructure	2.86 to 66.67	2.50 to 66.67
Others	10.00 to 20.00	10.00 to 25.00
The average annual depreciation rate was 11.58% in 2014 (14.70% in 2013).

12.d)	Property and equipment items given in guarantee

At December 31, 2014, the Company had consolidated amounts of property and equipment items given in guarantee for lawsuits, amounting to R$130,000 (R$187,025 at December 31, 2013).

12.e)	Capitalization of borrowing costs

At December 31, 2014 and 2013, the Company did not capitalize borrowing costs, as there were no qualifying assets.

12.f)	Reversible assets

The STFC service concession arrangement establishes that all assets owned by the Company and that are indispensable to the provision of the services described in the referred to arrangement are considered reversible assets and are deemed to be part of the service concession assets. These assets will be automatically returned to ANATEL upon termination of the service concession arrangement, according to the regulation in force. At December 31, 2014, estimated residual value of reversible assets was R$7,639,587 (R$6,988,202 at December 31, 2013), which comprised switching and transmission equipment and public use terminals, external network equipment, energy equipment and system and operation support equipment.

12.g)	Finance lease

In the classes of switching equipment and transmission equipment and means, there are amounts related to finance leases in which the Company is the lessee, as follows:

		At December 31, 2014			At December 31, 2013
	Annual depreciation rate (%)	PP&E Cost	Accumulated depreciation	Net balance	PP&E Cost	Accumulated depreciation	Net balance
Transmission equipment and media	5%	209,935	(12,062)	197,873	201,666	(1,979)	199,687
Infrastructure	5%	5,279	(2,032)	3,247	3,155	(210)	2,945
Other	20%	78,295	(78,295)	-	78,295	(78,295)	-
Total		293,509	(92,389)	201,120	283,116	(80,484)	202,632

13)	INTANGIBLE ASSETS, NET

13.a)	Breakdown

At December 31, 2014
	Intangible asset cost	Accumulated amortization	Net balance
Indefinite useful life
Goodwill	10,225,280	-	10,225,280

Finite useful life
Software	11,279,547	(9,266,911)	2,012,636
Customer portfolio	1,990,278	(880,402)	1,109,876
Trademarks and patents	1,601,433	(275,187)	1,326,246
Licenses	20,052,007	(3,505,409)	16,546,598
Other	152,026	(151,913)	113
Software in progress	66,675	-	66,675
Total	45,367,246	(14,079,822)	31,287,424

At December 31, 2013
	Intangible asset cost	Accumulated amortization	Net balance
Indefinite useful life
Goodwill	10,225,280	-	10,225,280

Finite useful life
Software	10,494,388	(8,506,754)	1,987,634
Customer portfolio	1,990,278	(631,836)	1,358,442
Trademarks and patents	1,601,433	(190,980)	1,410,453
Licenses	17,238,795	(2,764,229)	14,474,566
Other	152,026	(151,690)	336
Software in progress	46,348	-	46,348
Total	41,748,548	(12,245,489)	29,503,059

Breakdown of goodwill as of December 31, 2014 and 2013 is as follows:

Ajato Telecomunicação Ltda.	149
Spanish e Figueira (incorporado da TDBH) (a)	212,058
Santo Genovese Participações Ltda. (b)	71,892
Telefônica Televisão Participações S.A. (c)	780,693
Vivo Participações S. A. (d)	9,160,488
Total	10,225,280

(a)	Goodwill from partial spin-off of the company Spanish and Figueira, which was reversed to the Company upon merger with Telefonica Data Brasil Holding S.A. (TDBH) in 2006.
(b)	Goodwill generated upon acquisition of equity control over Santo Genovese Participações (controlling member or Atrium Telecomunicações Ltda.) in 2004.
(c)	Goodwill generated upon acquisition of Telefonica Televisão Participações TP (formerly Navytree) merged in 2008. This is grounded on a future profitability study.
(d)	Goodwill generated upon acquisition/merger of Vivo Part. in 2011.

As a consequence of the mergers of companies related to goodwill described above, the Company’s goodwill amounts (except for item (a) in the table above) were reclassified from the group of “Investments” to “Intangible assets, net.” These goodwill amounts are classified as intangible assets with indefinite useful lives and are not amortized, but annually tested for impairment. It was not necessary to recognize impairment losses for the periods above.

13.b)	Changes
	Balance at 12.31.13	Additions	Write-offs, net	Transfers, net	Amortization (a)	Balance at 12.31.14
Goodwill	10,225,280	-	-	-	-	10,225,280
Software	1,987,634	497,730	(124)	290,711	(763,315)	2,012,636
Customer portfolio	1,358,442	-	-	-	(248,566)	1,109,876
Trademarks and patents	1,410,453	-	-	-	(84,207)	1,326,246
Licenses	14,474,566	2,770,320	-	42,892	(741,180)	16,546,598
Other intangible assets	336	-	-	-	(223)	113
Software in progress	46,348	267,339	-	(247,012)	-	66,675
Total	29,503,059	3,535,389	(124)	86,591	(1,837,491)	31,287,424

	Balance at 12.31.12	Additions	Write-offs, net	Transfers, net	Amortization (a)	Balance at 12.31.13
Goodwill	10,225,280	-	-	-	-	10,225,280
Software	1,907,004	377,711	(127)	466,175	(763,129)	1,987,634
Customer portfolio	1,607,009	-	-	-	(248,567)	1,358,442
Trademarks and patents	1,494,641	-	-	-	(84,188)	1,410,453
Licenses	14,711,844	483,249	-	-	(720,527)	14,474,566
Other intangible assets	8,877	-	-	3,085	(11,626)	336
Software in progress	51,042	335,263	-	(339,957)	-	46,348
Total	30,005,697	1,196,223	(127)	129,303	(1,828,037)	29,503,059

(a)	Additions of costs and depreciation expenses are presented in “Depreciation and Amortization” in Note 24.

13.c) Amortization rates

In accordance with IAS 38, jointly with a specialized company, the Company reviewed the useful lives applied to its finite-lived intangible assets through the direct comparative method of market data. This method indicated the need to change the useful life and annual amortization rates of software from 10.00% to 20.00%.

Since this event relates to a change in accounting estimates, the effects of such change were recorded prospectively from May 2014, generating an increase in amortization expense by R$3,248 for the year ended December 31, 2014.

The Company’s finite-lived intangible assets are amortized on a straight-line basis, at the following annual rates:

	Annual depreciation rates (%)
Description	Prior	Reviewed
Software	10.00	20.00
Customer portfolio	11.76	11.76
Trademarks and patents	5.13	5.13
Licenses	3.60 to 6.67	3.60 to 6.67
Other intangible assets	10.00 to 20.00	20,00

The average annual amortization rate was 13.69% in 2014 (19.01% in 2013).

14)	PERSONNEL, SOCIAL CHARGES AND BENEFITS

	12.31.14	12.31.13
Salaries and wages	27,754	21,124
Social charges and benefits	271,082	228,099
Profit sharing	199,284	182,180
Share-based payment plans (note 31)	18,793	18,698
Others compensations	193,297	-
Total	710,210	450,101
Current	591,381	431,403
Noncurrent	118,829	18,698

15)	TRADE ACCOUNTS PAYABLE

	12.31.14	12.31.13
Sundry suppliers	6,794,000	5,884,332
Amounts to be passed on	102,915	160,552
Interconnection / networking	445,192	412,180
Related parties (note 29)	299,084	456,945
Total	7,641,191	6,914,009

16)	TAXES, CHARGES AND CONTRIBUTIONS

	12.31.14	12.31.13
Income taxes	16,355	22,893
Income and social contribution taxes payable (a)	16,355	22,893
Indirect taxes	1,332,444	1,367,345
ICMS	969,953	992,813
PIS and COFINS	236,556	235,573
Fust and Funttel	35,975	35,982
ISS, CIDE and others	89,960	102,977
Total	1,348,799	1,390,238
Current	1,281,673	1,315,164
Noncurrent	67,126	75,074

(a) Income and social contribution taxes payable are stated net of payments based on estimates.

17)	LOANS, FINANCING, FINANCE LEASE AND DEBENTURES

17.1) Loans, financing and finance lease

Loans, financing and finance lease are stated at fair value, when applicable.

	Information at December 31, 2014
	Currency	Annual interest rate	Maturity	12.31.14	12.31.13
Financing – BNDES	URTJLP (a)	TJLP+ 0% to 9%	07/15/19	1,734,375	2,441,897
Financing – BNDES	UMBND (b)	ECM (c) + 2.38%	07/15/19	520,184	505,525
Financing – BNDES	R$	2.5% to 8.7%	01/15/23	308,398	171,683
Loan – Mediocrédito	US$	1.75%	02/02/14	-	3,547
Loans – BEI	US$	4.18%	03/02/15	716,963	885,176
Financing – BNB	R$	10.00%	10/30/16	122,058	224,958
Commission BBVA		0.43%	02/28/15	275	276
Finance lease	R$		08/31/33	230,344	218,878
Total				3,632,597	4,451,940
Current				1,509,471	1,236,784
Noncurrent				2,123,126	3,215,156

(a)	Long-term interest reference unit (URTJLP) used by the Brazilian Development Bank (BNDES) as the contractual currency in financing agreements.
(b)	Currency unit based on a currency basket (UMBND) used by BNDES as a contractual currency in financing agreements based on funds raised in foreign currency.
(c)	The Currency Basket Charge (ECM) is a rate quarterly disclosed by BNDES.

Loans and financing

Brazilian Development Bank (BNDES)

·
On October 23, 2007, the amount of R$2,034,717 was approved, with subcredit A amounting to R$1,926,309 (TJLP + 3.73% p.a.) and subcredit B amounting to R$108,408 (TJLP + 1.73% p.a.) with total term of 8 years, principal payment in 60 monthly successive installments with grace period matured on May 15, 2010. All these funds were withdrawn and the respective investments are proven and accepted by BNDES, with the purpose of financing investment of goods and services of national production.

At December 31, 2014, this agreement amounted to R$170,536 (R$ 579,691 at December 31, 2013).

·
On August 9, 2007, a R$1,530,459 (TJLP + 4.30% a.a.) credit line was taken out, with total term of 7 years, principal payment in 60 monthly successive installments with grace period matured on August 15, 2009. All these funds were withdrawn by the Company and used in investments of expansion and improvement of the mobile network all over the country.

In August 2014, this agreement was fully settled by the Company, and the balance as of December 31, 2013 amounted to R$205,756.

·
On October 14, 2011, a R$3,031,110 credit line was taken out, adjusted in 2013 to R$2,152,098, which subcredit “A” in amount of R$1,360,455 (TJLP + 2.38% p.a.), subcredit “B” in amount of R$406,206 (UMBND + 2.38% p.a.), subcredit “C” in amount of R$282,149 (TJLP + 1.48% p.a.), subcredit “D” in amount of R$80,948 (TJLP + 4.08% p.a.) and the subcredit “E” in amount of R$22,340 (TJLP), total term of 8 years, with grace period matured on July 15, 2014. After this period, interest and principal will be paid in 60 monthly consecutive installments, to supplement new negotiations of credit lines and types with the bank. All these funds were withdrawn by the Company and the funds were used in investments of expansion and improvement of the current network, implementation of the infrastructure required for new technologies, from 2011 to 2013, and construction of a data center in the city of Tamboré (São Paulo State) and social projects.

As two of the five sub-credits comprising this financing have interest rates that do not exceed the rates used in the market (TJLP and TJLP + 1.48%), this transaction can be classified in the scope of IAS 20 and, accordingly, the subvention granted by BNDES was adjusted to present value, and deferred in accordance with the useful life of the financed asset, which resulted in a balance of R$13,517 as of December 31, 2014 (R$15,920 as of December 31, 2013). See Note 20.

At December 31, 2014, this agreement amounted to R$2,049,346 (R$2,158,016 at December 31, 2013).

·
On January 1st, 2010, a credit facility of up to R$319,927 was approved, with rate of 4.5%p.a. and 5.5%p.a., total term of 10 years, and payment of principal in 96 monthly consecutive installments as from march 15, 2012, after 2 years of grace period. These funds were obtained by means of the Investment Maintenance Program (BNDES PSI) and used to improve the network capacity through acquisition of domestic equipment previously registered with BNDES (subject to Finame, a long-term loan for acquisition of equipment produced inside the country), and released as investments made are evidenced. Through December 31, 2012, the amount of R$184,489 was released and the remaining R$135,438 balance was canceled.

As this financing has interest rates that are below the rates used in the market (4.5% to 5.5% p.a., fixed), this transaction can be classified in the scope of IAS 20 and, accordingly, the subvention granted by BNDES was adjusted to present value, and deferred in accordance with the useful life of the financed asset, which resulted in a balance of R$13,614 as of December 31, 2014 (R$18,745 as of December 31, 2013). See Note 20.

At December 31, 2014, this agreement amounted to R$110,456 (R$128,413 at December 31, 2013).

·
On November 24, 2010 and in March 2011, R$41,950 credit facilities were approved, with rates between 5.0%p.a. and 8.7%p.a., total term of 5 years, and payment of principal in 48 monthly consecutive installments as from November 15, 2011, after 1 year of grace period.

On December 28, 2012, further R$9,493 was approved, with rate of 2.5% p.a., for 36 months, with six-month grace period for principal, fully released as investments made are proved. All these credit lines were withdrawn by the Company.

As this financing has interest rates that are below the rates used in the market (2.5% and 5.5% p.a., fixed), this transaction can be classified in the scope of IAS 20 and, accordingly, the subvention granted by BNDES was adjusted to present value, and resulted in a balance of R$826 as of December 31, 2014 (R$1,858 as of December 31, 2013). See Note 20.

At December 31, 2014, this agreement amounted to R$12,863 (R$27,303 at December 31, 2013).

·
On December 1st, 2010, a R$5,417 credit facility was approved, with rate of 5.5% p.a., total term of 10 years, and payment of principal in 96 monthly consecutive installments as from February 15, 2013, after 2 years of grace period, by means of the BNDES PSI program. This credit line was fully withdrawn by the Company.

As this financing has interest rates that are below the rates used in the market (5.5% p.a., fixed), this transaction can also be classified in the scope of IAS 20 and, accordingly, the subvention granted by BNDES was adjusted to present value, and resulted in a balance of R$242 as of December 31, 2014 (R$287 as of December 31, 2013). See Note 20.

At December 31, 2014, this agreement amounted to R$1,724 (R$1,720 at December 31, 2013).

·
On December 28, 2012, R$21,783 and R$331,698 financing lines were approved, at the rate of 2.5% p.a., for 60 months, 24 grace period for principal, which will be released as investments made are proved. Through December 31, 2014, the amount of R$212,887 (R$18,184 as of December 31, 2013) had been released.

As this financing has interest rates that are below the rates used in the market (2.5% p.a., fixed), this transaction can also be classified in the scope of IAS 20 and, accordingly, the subvention granted by BNDES was adjusted to present value, and resulted in a balance of R$31,286 as of December 31, 2014 (R$3,181 as of December 31, 2013). See Note 20.

At December 31, 2014, this agreement amounted to R$213,985 (R$15,020 at December 31, 2013).

·
On August 1st, 2013, a R$4,030 financing line was approved, at the rate of 3.5% p.a., for 60 months, 24 grace period for principal, which will be released as investments made are proved.  This credit line was fully withdrawn by the Company.

As this financing has interest rates that are below the rates used in the market (3.5% p.a., fixed), this transaction can also be classified in the scope of IAS 20 and, accordingly, the subvention granted by BNDES was adjusted to present value, and resulted in a balance of R$737 as of December 31, 2014 (R$849 as of December 31, 2013). See Note 20.

At December 31, 2014, this agreement amounted to R$4,047 (R$3,186 at December 31, 2013).

Médiocrédito

Loan taken out in 1993 by Telecomunicações Brasileiras S.A. (Telebrás) from Instituto Centrale per il Credito a Médio Termine (Mediocredito Centrale) amounting to US$45,546, at the rate of 1.75% p.a., with semiannual repayments and maturity by 2014. This loan was taken in order to build rural telephony via satellite in the state of Mato Grosso.

In February 2014, this agreement was fully settled by the Company, and the balance as of December 31, 2013 amounted to R$3,547.

European Investment Bank (“BEI”)

On October 31, 2007, a €250 million (equivalent to US$365 million as of transaction date) financing line was taken out, at the rate between 4.18% p.a. and 4.47%p.a., for total seven years, with payment of principal in two installments. The first installment of R$272,460 was paid on December 19, 2014, and the second one is maturing on March 2, 2015. Interest is collected on a semiannual basis, according to the release dates. Funds were released in two portions, the first on December 19, 2007, and the second one on February 28, 2008. The agreement is hedged by a swap operation that transforms the currency risk into a percentage of CDI variation.

At December 31, 2014, this agreement amounted to R$716,963 (R$885,176 at December 31, 2013).

Banco do Nordeste (“BNB”)

On January 29, 2007, and October 30, 2008, R$247,240 and R$389,000 financing lines were taken out, respectively, at the rate of 10% p.a., for total 10 years, with payment of principal in 96 installments, after two years of grace period. Funds borrowed were used to expand coverage and increase mobile network capacity in the Northeastern region of Brazil.

At December 31, 2014, this agreement amounted to R$122,058 (R$224,958 at December 31, 2013).

Finance lease

Finance lease agreements, in which the Company obtains risks and benefits related to the leased item ownership are capitalized at the beginning of the lease agreement for the lower of fair value of the leased asset item or fair value of minimum lease payments. Initial direct costs incurred in the transaction are added to cost, where applicable.

The Company has entered into agreements classified as finance lease as a lessee, for: (i) lease of towers and rooftops, deriving from a sale and finance leaseback transaction; (ii) lease of IT equipment; and (iii) lease of infrastructure and transmission media deriving from construction projects in conjunction with another operator, based on optical network associated to the power transmission grid, connecting cities in the Northern region of Brazil to the domestic backbone of the Company. Net book value of referred  assets remained unaltered through sale thereof and a liability corresponding to the present value of the mandatory minimum payments under said agreements was recognized.

Amounts recorded under property, plant and equipment are depreciated according to the shorter of their estimated useful lives and expected lease agreement effective term.

The consolidated balance of amounts payable referring to the aforementioned transactions comprises the following effects:

	12.31.14	12.31.13
Nominal value payable	653,240	646,159
Unrealized financial expenses	(422,.896)	(427,281)
Present value payable	230,344	218,878
Current	24,452	19,342
Noncurrent	205,892	199,536

The consolidated aging list of finance lease payments as of December 31, 2014 is as follows:

	Nominal value payable	Present value payable
Up to one year	26,311	24,452
From one to five years	104,349	71,849
More than five years	522,580	134,043
Total	653,240	230,344

There are no unsecured net book values that produce benefits to the lessor, or contingent payments recognized as revenues for the years ended December 31, 2014 and 2013.

17.2) Debentures

	Information at December 31 of 2014
	Currency	Compensation	Maturity	12.31.14	12.31.13
Debentures (4th issue) – 2nd series	R$	106.8% of CDI	10/15/15	655,738	748,233
Debentures (4th issue) – 3rd series	R$	IPCA+4.00%	10/15/19	31,185	95,351
Debentures (1st issue) – Minas Comunica	R$	IPCA+0.50%	07/05/21	82,186	76,722
Debentures (3rd issue)	R$	100.00% of CDI + 0.75%	09/10/17	2,071,825	2,060,444
Debentures (4th issue)	R$	100.00% of CDI + 0.68%	04/25/18	1,327,214	1,322,900
Cost of issues	R$			(1,485)	(2,035)
Total				4,166,663	4,301,615
Current				755,047	286,929
Noncurrent				3,411,616	4,014,686

Debentures 4th issue – Series 1, 2 and 3

On September 4, 2009, the Board of Directors approved the 4th public issue of simple, registered, book-entry debentures nonconvertible into unprivileged shares of the company’s issue, with a ten-year interest accrual period.

Total issue amounted to R$810 million, basic offering of which corresponded to R$600 million, plus R$210 million due to full exercise of the additional debentures option.

Total 810,000 debentures were issued in three series: 98,000 debentures in the 1st series, 640,000 in the second series and 72,000 in the third series. The number of debentures allocated to each series was jointly decided in an agreement with the leading coordinator of the offer after completion of the block-building procedure.

The proceeds raised from the issue of the offering were used for full payment of the debt relating to the 6th issue of commercial promissory notes and to support its working capital.

On October 15, 2013, the Company renegotiated the 2nd series debenture issuance under the conditions approved by the Board of Directors in a meeting held on September 19, 2013. Total value renegotiated was R$640 million at 106.80% of CDI, with new term established through October 15, 2015.

Since Company 1st series debenture holders (code VIVO14) did not approve the rescheduling conditions informed in the written notices to debenture holders published on September 10, 2014 and October 3, 2014 respectively, the Company, as provided for in paragraph 4.2.2 of the Indenture, exercised its right to fully redeem the 1st series debentures on November 14, 2014, for later cancellation, amounting to R$93,150.

On October 15, 2014, Company 3rd series debentures (code VIVO34) were subject to the first extension of the repayment period, remunerated at 4.0% p.a., based on 252 working days, calculated in accordance with the formula presented in paragraph 6.6.3 of the Indenture, for the new remuneration period, from October 15, 2014 to October 15, 2019. In this period, the remuneration conditions established will remain the same and the debentures will not be subject to rescheduling until final maturity, under the conditions approved by Company Board of Directors in a meeting held on September 9, 2014. Total amount renegotiated was R$31,489 and the Company redeemed debentures held by dissenting debenture holders in the amount of R$64,755 and kept these debentures in treasury for later cancellation.

Transaction costs in connection with these issues, R$55 as of December 31, 2013, were allocated to a liabilities reducing account as deferred cost and are recorded as financial expenses, pursuant to the contractual terms of this issue. The effective rate this issue, considering transaction costs, is 112.13% of CDI.

At December 31, 2014, this agreement amounted to R$686,923 (R$843,584 at December 31, 2013).

Debentures 1st issue – Minas Comunica

Abiding by the SMP Service Agreement, in compliance with Public Selection No. 001/07, the state of Minas Gerais, through the State Department for Economic Development, has undertaken to subscribe debentures, within the scope of the “Minas Comunica” Program, using proceeds from the Fund for Universal Access to Telecommunications Services (Fundo de Universalização do Acesso a Serviços de Telecomunicações) – FUNDOMIC. Under the terms of this program, SMP services would become available to 134 locations in the areas registered under No. 34, No. 35 and No. 38.

In consideration for the certification by the State Department of Economic Development of the service to be provided to 15 locations, 621 debentures were issued in the 1st series of the 1st issue, amounting to R$ 6,210 in December 2007. In March 2008, for the service in 42 locations, 1,739 debentures were issued in the 2nd series of the 1st issue, amounting to R$ 17,390. At December 31, 2008, for the service in 77 locations, 3,190 debentures were issued in the 3rd series of the 1st issue, amounting to R$ 31,900, thus completing the program for providing services to 134 locations inside the state of Minas Gerais. These are simple, registered, book-entry debentures nonconvertible into unprivileged shares, with no stock certificates issued, would be issued in up to five series.

At December 31, 2014, balance amounted to R$82,186 (R$76,722 at December 31, 2013).

Debentures 3rd issue

On July 24, 2012, the Company’s Board of Directors approved a proposal to raise funds from local financial market though issue of simple debentures nonconvertible into shares of the Company, amounting up to R$2 billion, with a maximum seven-year term and firm underwriting.

On September 10, 2012, total 200,000 simple, registered, book-entry debentures nonconvertible into unprivileged shares of the Company’s issue were issued in a single series, with unit face value of R$10,000.00, totaling R$2 billion, under the terms of CVM Rule No. 476, of January 16, 2009, with public distribution and limited placement efforts.

Remuneration is 100.00% of CDI, plus spread of 0.75% p.a., based on 252 working days. These debentures yield interest with semiannual payments, with interest accrual period of five years, maturing on September 10, 2017. Unit face value of each debenture will be fully repaid in a lump sum, on the maturity date.

Debentures are not subject to rescheduling.

Funds raised by means of limited offer were allocated to direct investment in 4th generation (4G) wireless phone services (specifically to settle the authorization price obtained by Vivo in the 4G auction), and sustaining liquidity and extension of other debts already incurred by the Company.

Transaction costs in connection with this issue, amounting to R$567 as of December  31, 2014 (R$780 as of December 31, 2013), were allocated to a liabilities reducing account as deferred cost and are recorded as financial expenses, pursuant to the contractual terms of this issue.

At December 31, 2014, this agreement amounted to R$2,071,825 (R$2,060,444 at December 31, 2013).

Debentures 4th issue

On April 11, 2013, the Company’s Board of Directors approved the proposal for fund raising in the local financial market through issue of simple non-convertible debentures, amounting to R$1,3 billion, so as to guarantee Company’s liquidity for future commitments.

Net proceeds from this issue will be fully used in amortizing future debts, in capital expenditures for the projects developed and in improving the Company’s financial liquidity.

Total 130,000 debentures were issued, with par value equivalent to R$10,000.00. The debentures have a five-year maturity as from their issue date, April 25, 2013, thereby maturing at April 25, 2018. The par value of debentures will not be monetarily restated. The balance due of debentures par value will be subject to interest corresponding to 100% of the one-day extra-group accumulated variation of average daily rates of interbank deposits (DI), expressed as an yearly percentage, based on 252 working days, calculated and published daily by CETIP S.A. – Organized Markets (CETIP), plus spread of 0.68% p.a., based on 252 working days (Remuneration). Remuneration will be calculated exponentially and cumulatively pro rata temporis by working days elapsed, from the issue date or maturity of the capitalization period immediately before, as appropriate, until the date of actual payment. Banco Itaú BBA S.A. was the lead coordinator. At December 31, 2014, transaction costs associated with this issue amounted to  R$918 (R$1,200 at December 31,  2013).

At December 31, 2014, this agreement amounted to R$1,327,214 (R$1,322,900 at December 31, 2013).

17.3) Payment schedule

Breakdown of noncurrent loans, financing, leases and debentures as of December 31, 2014 by year of maturity is as follows:

Year	Loans and financing	Debentures	Finance lease	Total
2016	583,366	-	19,526	602,892
2017	541,763	2,000,000	18,458	2,560,221
2018	491,379	1,339,076	17,428	1,847,883
2019	295,565	44,790	16,437	356,792
2020	5,039	13,875	15,526	34,440
2021 onwards	122	13,875	118,517	132,514
Total	1,917,234	3,411,616	205,892	5,534,742

17.4) Covenants

There are loans and financing and debentures presented in the tables of Notes 17.1 and 17.2, respectively, that have specific covenants on penalties in the event of breach of contract. A breach of contract provided for in the agreements made with the abovementioned institutions is characterized by breach of covenants, resulting in the early settlement of the contract.

Part of loans and financing taken out from BNDES, the balance of which as of December 31, 2014 was R$2,252,924 (R$2,943,462 as of December 31, 2013) have financial and economic indexes that should be considered on a semiannual and annual basis. At this same date, all economic and financial indexes for the agreements in effect were met.

4th issue debentures, series 1, 2 and 3, net of issue costs, as of December 31, 2014 amounted to R$686,923 (R$843,529 as of December 31, 2013) and have economic and financial indexes that should be calculated on a quarterly basis. At this same date, all economic and financial indexes for the agreements were met.

3rd issue debentures, single series, net of issue costs, as of December 31, 2014 amounted to R$2,071,256 (R$2,059,664 as of December 31, 2013) and have economic and financial indexes that should be calculated on a quarterly basis. At this same date, all economic and financial indexes for the agreements were met.

4th issue debentures, single series, net of issue costs, as of December 31, 2014 amounted to R$1,326,296 (R$1,321,700 as of December 31, 2013) and have economic and financial indexes that should be calculated on a quarterly basis. At this same date, all economic and financial indexes for the agreements were met.

Minas Comunica Program debentures, whose balance as of December 31, 2014 amounted to R$82,186 (R$76,722 as of December 31, 2013) have covenants as for in-court and out-of-court reorganization, liquidation, spin-off, insolvency, voluntary bankruptcy or bankruptcy, lack of payment, non-compliance with non-fiduciary commitments and compliance with certain financial indexes. On the same date, all these covenants were met.

17.5) Guarantees

At December 31, 2014, guarantees were given for part of loans and financing of the Company, as follows:

Lenders	Loan/financing balance	Guarantees
BNDES	R$1,734,375 (URTJLP) R$520,184 (UMBND) R$308,398 (PSI)	· Agreement (PSI) R$308,398: Disposal of financed assets. · Agreement (2011) R$2,254,559: Guarantee in receivables referring to 15% of the higher of debt balance or four times the highest installment.
BEI	R$716,963	· Commercial risk guaranteed by Banco BBVA Spain.
BNB	R$122,058
·      Bank guarantee provided by Banco Bradesco S.A. amounting to approximately 100% of the financing obtained.
·      Establishing a liquid fund comprising short-term investments at amounts equivalent to three repayment installments by reference to the average post-grace period installment. At December 31, 2014 and 2013, balances amounted to R$60,454 and R$59,913, respectively.

17.6) Changes

Changes in loans, financing, debentures and finance leases are as follows.

	Loans and financing	Debentures	Finance lease	Total
Balance at 12.31.12	5,011,324	2,955,905	33,259	8,000,488
Inflows	289,134	1,940,000	204,821	2,433,955
Financial charges	279,734	318,571	(1,770)	596,535
Monetary and exchange adjustments	195,311	9,097	-	204,408
Write-offs (payments)	(1,542,441)	(921,958)	(17,432)	(2,481,831)
Balance at 12.31.13	4,233,062	4,301,615	218,878	8,753,555
Inflows	255,309	31,489	8,269	295,067
Financial charges	244,457	455,463	28,729	728,649
Monetary and foreign exchange adjustments	184,064	10,301	-	194,365
Write-offs (payments)	(1,514,639)	(632,205)	(25,532)	(2,172,376)
Balance at 12.31.14	3,402,253	4,166,663	230,344	7,799,260

18)	DIVIDEND AND INTEREST ON EQUITY (IOE)

Dividend and interest on equity receivable and payable are as follows.

a)	Breakdown of receivables:

12.31.13
Aliança	1,140
Total	1,140

b)	Changes in receivables:

Balance at 12.31.12	1,140
Dividend and IOE (net of Withholding tax over the Interest on Own Capital)	(2,577)
Dividend and IOE received	2,577
Balance at 12.31.13	1,140
Dividend and IOE (net of Withholding tax over the Interest on Own Capital)	(6,381)
Dividend and IOE received	5,241
Balance at 12.31.14	-

For the cash flow statement, interest on equity and dividends received from the subsidiary are allocated to the Investing Activity group.

c)	Breakdown of payables:

	12.31.14	12.31.13
Telefónica International S.A.	316,008	192,990
SP Telecomunicações Participações Ltda	198,350	121,135
Telefónica S.A.	261,318	159,590
Telefónica Chile S.A.	626	382
Non-controlling shareholders	719,019	713,459
Total	1,495,321	1,187,556

d)	Changes in payables:

Balance at 12.31.12	467,831
2012 supplementary dividends	3,148,769
Interim dividends and IOE (net of IRRF)	2,223,300
Allocation of dividends and interest on equity	(116,825)
Payment of dividends and interest on equity	(4,535,519)
Balance at 12.31.13	1,187,556
2013 supplementary dividends	1,175,538
Interim dividends and IOE (net of IRRF)	1,778,200
Allocation of dividends and interest on equity	(207,442)
Payment of dividends and interest on equity	(2,446,621)
Withholding income tax on shareholders exempted from interest on equity	8,090
Balance at 12.31.14	1,495,321

Interest on equity and dividends not claimed by shareholders expire within three years from the date payment commences, Should dividends and interest on equity expire, these amounts are recorded against equity for subsequent distribution.

For the cash flow statement, interest on equity and dividends paid to shareholders is recognized in the Financing Activity group.

19)	PROVISIONS

a)	Breakdown/Changes:

	Provisions for contingencies
	Labor	Tax	Civil and regulatory	Contingent liability (PPA) (a)	Provision for decommissioning (b)	Total
Balances at 12.31.12	717,247	1,952,050	795,294	264,520	221,316	3,950,427
Inflows	401,908	198,478	296,175	-	31,404	927,965
Write-offs due to payment	(77,137)	(97,177)	(102,948)	-	-	(277,262)
Write-offs due to reversal	(86,959)	(43,207)	(99,496)	(6,127)	(11,967)	(247,756)
Monetary restatement	33,121	138,656	81,378	17,284	-	270,439
Balances at 12.31.13	988,180	2,148,800	970,403	275,677	240,753	4,623,813
Inflows	233,655	171,366	532,459	-	137,082	1,074,562
Write-offs due to payment	(199,668)	(67,632)	(229,341)	-	-	(496,641)
Write-offs due to reversal	(63,375)	(26,898)	(177,461)	(16,955)	(126,151)	(410,840)
Monetary restatement	54,334	170,405	101,411	18,886	-	345,036
Balances at 12.31.14	1,013,126	2,396,041	1,197,471	277,608	251,684	5,135,930

	Provisions for contingencies
	Labor	Tax	Civil and regulatory	Contingent liability (PPA) (a)	Provision for decommissioning (b)	Total
At 12.31.14
Current	124,599	-	549,677	-	-	674,276
Noncurrent	888,527	2,396,041	647,794	277,608	251,684	4,461,654

At 12.31.13
Current	92,712	-	468,691	-	-	561,403
Noncurrent	895,468	2,148,800	501,712	275,677	240,753	4,062,410

(a)	Refers to contingent liabilities arising from PPA generated in acquisition of the controlling interest of Vivo Part, in 2011.
(b)
Refer to costs to be incurred to return the sites (locations for installation of base radio, equipment and real estate) to their respective owners in the same conditions as they were at the time of execution of the initial lease agreement.

The Company, as an entity and also as successor to the merged companies, and its subsidiary are a party in labor, tax and civil claims filed in different courts. The management of the Company and its subsidiary, based on the opinion of its legal counsel, recognized provisions for those cases in which an unfavorable outcome is considered probable.

19.1) Provisions and labor contingencies

	Amounts involved
Nature/Degree of risk	12.31.14	12.31.13
Probable provisions	1,013,126	988,180
Possible contingencies	229,715	313,536

Provisions and labor contingencies involve labor claims filed by former employees and employees at outsourced companies (the later alleging joint or subsidiary liability) claiming for, among other issues, overtime, salary equalization, post-retirement salary supplements, job hazard premium, additional for unhealthy work conditions and claims related to outsourced services.

The Company is also defendant in labor claims filed by retired former employees regarding the Medical Care Plan for Retired Employees (“PAMA”), which require, among other issues, the annulment of the change occurred in such plan. Most of the claims await decision by the Regional Labor Court of São Paulo and the Superior Labor Court. Based on the opinion of its legal advisors and the current jurisdictional benefits, management considers this claim as a possible risk. No amount has been allocated for these claims, since in the case of loss, it is not possible to estimate the corresponding amount payable by the Company.

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

19.2) Provisions and tax contingencies

	Amounts involved
Nature/Degree of risk	12.31.14	12.31.13
Probable provisions	2,396,041	2,148,800
Federal	2,318,172	2,042,098
State	61,134	91,923
Municipal	16,735	14,779

	Amounts involved
Possible contingencies	21,401,796	16,246,407
Federal	4,981,909	3,913,929
State	9,930,020	7,088,859
Municipal	660,084	580,853
Anatel	5,829,783	4,662,766

Provisions for probable tax contingencies

Federal taxes

At December 31, 2014, the Company and subsidiary are parties to administrative and judicial proceedings relating to: (i) additional contributions to the FGTS on deposits made by employees (the issue does not result in the reduction of part of FGTS deposits made by the Company on behalf of its employees); (ii) claims resulting from the non-ratification of compensation and refund requests, formulated by the Company; (iii) social contributions relating to a supposed failure to pay 11% on the value of invoices, billing and receipts from service providers hired for the transfer of labor; (iv) CIDE levied on the remittance of funds abroad relating to technical services, administrative assistance and to services of similar nature, as well as royalties; (v) non-inclusion of interconnection and EILD expenses in the FUST tax base; (vi) contribution to Empresa Brasileira de Comunicação, created by Law No, 11652/08; (vii) Fistel Rates (TFI and TFF) on mobile stations; (viii) IRRF on Interest on Equity; (ix) Price for Numbering Resources Management (PPNUM) by ANATEL instituted by Resolution No, 451/06; (x) Social Investment Fund (Finsocial) offset amounts; (xi) failure to pay withholding social contribution levied on services rendered, remuneration, salaries and other salary bases; (xii) COFINS – Requirement resulting from non-inclusion of financial income into the tax base; (xiii) additional charges to the PIS and COFINS tax base, as well as additional charges to COFINS required by Law No, 9718/98; and (xiv) Tax on ILL.

At December 31, 2014, total consolidated provisions amounted to R$2,318,172 (R$2,042,098 at December 31, 2013).

State taxes

At December 31, 2014, the Company or its subsidiary were parties to administrative and judicial proceedings in progress referring to (i) ICMS tax credits on electric power and tax credits without documentation (ii) ICMS not levied on telecommunication services; (iii) disallowance of ICMS tax incentives for cultural projects; (iv) environmental administrative fine; (v) disallowance of ICMS credits referring to Covenant 39; and (vi) cobilling.

At December 31, 2014, total consolidated provisions amounted to R$61,134 (R$91,923 at December 31, 2013).

Municipal taxes

At December 31, 2014, the Company and its subsidiary were parties to tax claims at a municipal level, in the judicial sphere, related to (i) IPTU; (ii) ISS levied on chattel lease services and secondary and complementary activities, and (iii) Surveillance, Control and Inspection Fee (“TVCF”).

At December 31, 2014, total consolidated provisions amounted to R$16,735 (R$14,779 at December 31, 2013).

Possible tax contingencies

Based on the opinion of management and its legal advisors, chances of unfavorable outcome in federal, state and municipal proceedings with ANATEL are possible, as follows:

Federal taxes

At December 31, 2014, the Company and its subsidiary were parties to various administrative and judicial proceedings, at the federal level, which are ongoing in various court levels.

Key proceedings refer to: (i) protest letters due to non-ratification of compensation requests made by the Company; (ii) social security contribution (INSS) on compensation payment for salary devaluation arising from losses caused by “Plano Verão” (Summer Plan) and “Plano Bresser” (Bresser Plan), SAT (Occupational Accident Insurance), Social Security and payables to third parties (INCRA and SEBRAE), supply of meals to employees, 11% retention (labor assignment); (iii) IRRF on the funds remittance abroad related to technical services and to administrative support and similar services, as well as royalties; (iv) PIS levied on roaming; (v) CPMF levied on operations resulting from the technical cooperation agreement with the National Treasury Department (“STN”) (offsetting through the Integrated System of Federal Government Financial Administration - SIAFI) and on foreign-exchange contracts required by the Brazilian Central Bank; (vi) IRPJ and CSLL related to deductions on revenues from reversal of provisions; (vii) IRPJ and CSLL - disallowance of costs and sundry expenses not evidenced; (viii) deductions of COFINS from loss in swap transactions; (ix) PIS / COFINS accrual basis versus cash basis; (x) IRPJ payable in connection with allocation of excess funds to Northeast Investment Fund (FINOR), Amazon Region Investment Fund (FINAM) or Economic Recovery Fund of Espírito Santo State (FUNRES); (xi) IRPJ on derivative operations; and (xii) IRPJ and CSLL – disallowance of expenses related to the goodwill paid in the acquisition of Celular CRT S.A., goodwill arising from the privatization process and corporate restructuring of Vivo S.A. and goodwill arising from merger of Navytree and TDBH.

At December 31, 2014, total consolidated possible contingencies amounted to R$4,981,909 (R$3,913,929 at December 31, 2013).

State taxes

At December 31, 2014, the Company and its subsidiary were parties to various administrative and judicial proceedings related to ICMS, at the state level, which are ongoing in various court levels.

Key proceedings refer to: (i) provision of facility, utility and convenience services and rental of the “Speedy” service modem; (ii) international calls (DDI); (iii) undue credit related to the acquisition of items intended to property, plant and equipment and lack of proportionate credit reversal referring to the acquisition of property, plant and equipment items; (iv) amounts unduly appropriated as ICMS tax credits; (v) service provided outside São Paulo state with ICMS paid to São Paulo State; (vi) co-billing, (vii) tax substitution with a fictitious tax base (tax guideline); (viii) use of credits related to acquisition of electric power; (ix) secondary activities, value added and supplementary services (Agreement 69/98); (x) tax credits related to opposition/challenges referring to telecommunications services not provided or mistakenly charged (Agreement 39/01); (xi) shipment of goods with prices lower than acquisition prices (unconditional discounts); (xii) deferred collection of ICMS - interconnection (DETRAF – Traffic and Service Provision Document); (xiii) credits derived from tax benefits granted by other states; (xiv) disallowance of tax incentives related to cultural projects; (xv) transfers of assets among business units owned by the Company; (xvi) communications service tax credits used in provision of services of the same nature; (xvii) card donation for prepaid service activation; (xviii) reversal of credit from return and free lease in connection with assignment of networks (used by the Company itself and exemption from public bodies); (xix) DETRAF fine; (xx) own consumption; (xxi) exemption of public bodies; (xxii) issue of invoices with negative ICMS amounts due to granting of conditional discounts; (xxiii) new tax register bookkeeping without previous authorization by tax authorities; (xxiv) subscription; and (xxv) services not measured.

At December 31, 2014, total consolidated possible contingencies amounted to R$9,930,020 (R$7,088,859 at December 31, 2013).

Municipal taxes

At December 31, 2014, the Company and its subsidiary were parties to various administrative and judicial proceedings, at the municipal level, which are ongoing in various court levels.

Key proceedings refer to: (i) ISS – secondary activities, value added and supplementary services; (ii) withholding ISS; (iii) IPTU; (iv) Land Use Fee; (v) municipal fees; (vi) tariff for Use of Mobile Network and infrastructure lease; (vii) advertising services; (viii) services provided by third parties; (ix) business management consulting services provided by Telefónica Internacional; (x) ISS tax levied on caller ID services and on cell phone activation; and (xi) ISS on continuous rendered service, provision, reversal and cancelled invoices.

At December 31, 2014, total consolidated possible contingencies amounted to R$660,084 (R$580,853 at December 31, 2013).

ANATEL

Universal Telecommunication Services Fund (“FUST”)

Injunction petitioned for acknowledgement of the right to: non-inclusion of interconnection and EILD expenses in the FUST base, pursuant to Abridgement No, 7, of December 15, 2005, since it disagrees with the provisions of the sole paragraph, article 6, of Law No, 9998/00, which are waiting to be tried in the court of appeals.

A number of delinquency notices referring to debit entry issued by ANATEL at the administrative level to set up the tax credit related to interconnection, EILD and other revenues that are not earned from the provision of telecommunications services.

At December 31, 2014, total consolidated possible contingencies amounted to R$3,139,254 (R$2,185,034 at December 31, 2013).

Telecommunications Technology Development Fund (“FUNTTEL”)

At December 31, 2014, the Company and its subsidiary were parties to administrative and judicial proceedings which are waiting to be tried at the lower administrative court and the court of appeals, Such proceedings concern the collection of contributions to FUNTTEL on other revenues (not related to telecom services), as well as on income and expenses transferred to other operators (interconnection).

At December 31, 2014, total consolidated possible contingencies amounted to R$716,369  (R$664,386 at December 31, 2013).

Telecommunications Inspection Fund (“FISTEL”)

Upon extension of the effective license period to use telephone switches in connection with use of STFC and extension of the right to use radiofrequency in connection with wireless service, ANATEL charges the Installation Inspection Fee (TFI).

This collection is based on ANATEL’s understanding that such extension would represent a taxable event for TFI. The Company understands that such collection is unjustified, and separately challenged the aforesaid fee in court.

At December 31, 2014, total consolidated possible contingencies amounted to R$1,971,290 (R$1,811,104 at December 31, 2013), without the respective judicial deposit.

Public Price for Numbering Resource Management (“PPNUM”)

The Company, along with other wireless carriers in Brazil, is challenging in court the tariff charged by ANATEL for use by such carriers of the numbering resources managed by the agency. When charged by ANATEL, the Company made a judicial deposit referring to the amounts payable. On April 23, 2009, the carriers received a favorable sentence and the lawsuit is currently waiting to be tried at the court of appeals.

At December 31, 2014, total consolidated possible contingencies amounted to R$2,870 (R$2,242 at December 31, 2013).

19.3) Provisions, civil and regulatory contingencies

	Amounts involved
Nature/Degree of risk	12.31.14	12.31.13
Probable provisions	1,197,471	970,403
Civil	772,658	599,868
Regulatory	424,813	370,535

Possible contingencies	4,484,947	3,366,707
Civil	1,873,607	1,681,450
Regulatory	2,611,340	1,685,257

Provisions for probable civil contingencies

·
The Company is party to proceedings that involve right to receive supplementary amounts from shares calculated in relation to the network expansion plan after 1996 (supplement of shares proceedings), These proceedings involve various phases: 1st level. Court of Justice and Supreme Court of Justice, At December 31, 2014, total consolidated provisions amounted to R$138,654 (R$95,219 at December 31, 2013).

·
The Company is party to various proceedings of a civil nature filed by consumers, in the administrative and judicial spheres, the subject of which are poor services and/or products sold, At December 31, 2014, total consolidated provisions amounted to R$325,571 (R$203,212 at December 31, 2013).

·
The Company is party to various proceedings of a civil nature not filed by consumers, in the administrative and judicial spheres, all related to the ordinary course of business. At December 31, 2014, total consolidated provisions amounted to R$308,433 (R$301,437 at December 31, 2013).

Provisions for probable regulatory contingencies

The Company is party to administrative proceedings against ANATEL, which were filed based on alleged noncompliance with obligations set forth in industry regulations, as well as in legal claims discussing sanctions by ANATEL at the administrative level. At December 31, 2014, total consolidated provisions amounted to R$424,813 (R$370,535 at December 31, 2013).

Possible civil contingencies

Based on the opinion of management and its legal advisors, chances of unfavorable outcome in civil proceedings are possible, as follows:

·
Community Telephone Plan (“PCT”): Refers to a Public Civil Action to which the Company is a party and which is related to the PCT, a plan that allows purchasers of telephone line expansion plans who did not receive shares for their financial investment to claim indemnity rights, in the municipality of Mogi das Cruzes. Total consolidated possible contingencies amounted to R$336,758 at December 31, 2014 (R$281,059 at December 31, 2013). The São Paulo State Court of Justice (“TJSP”) has reversed the decision and deemed the claim groundless. The carriers association of Mogi das Cruzes (plaintiff) filed a special appeal to reverse that decision, which is currently awaiting a decision.

·
Class actions filed by SISTEL Members Association (“ASTEL”) in São Paulo State, whereby SISTEL members in São Paulo State question the changes made in the health care plan for retired employees (“PAMA”), and that former conditions are restored. The claim is still at the appeal stage, pending a decision by the court of appeals, which changed the dismissal decision. The amount is not measurable and the claims are uncertain due to their unenforceability, since it would be necessary to restore the plan to its previous conditions.

·
Public civil actions filed by ASTEL in São Paulo State and by the National Federation of Associations of Retirees, Pensioners and Pension Funds Members of the Telecommunications Industry (“FENAPAS”), both against SISTEL. The Company and other carriers seek annulment of PBS pension plan spin-off, claiming “the dismantling of SISTEL Foundation supplementary pension system”, which originated several specific PBS-mirrors plans, and respective allocation of resources deriving from technical surplus and tax contingencies at the time of the spin-off. The amount is not measurable and the claims are uncertain due to their unenforceability, since it would be necessary to restore SISTEL's spun-off fund related to carriers of the former Telebrás System.

·
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

Conversely, in the event that the number of claiming consumers is not in line with the gravity of damages, after the lapsing of one year, the judge determined that the amount of R$ 60 million should be deposited in the Special Expenses Fund to Recover Natural Rights Damages (“Fundo Especial de Despesa de Reparação de Interesses Difusos Lesados”). It is not possible to estimate the number of consumers who will individually file suits nor the amounts claimed thereby, The parties filed an appeal on the merits of the case. The judgment effects are in abeyance, No amount has been assigned to the possible likelihood of an unfavorable outcome in connection with this action, since, in the case of loss, estimating the corresponding amount payable by the Company is not practicable at this time. Likewise, establishing a provision for contingency equivalent to the amount sought is not possible.

·
The Company is involved in other civil claims, at several levels, related to service rendering, Such claims have been filed by individual consumers, civil associations representing consumer rights or by the Bureau of Consumer Protection (PROCON), as well as by the Federal and State Public Prosecutor’s Office. It is also involved in other claims of several types related to the normal course of business. At December 31, 2014, total consolidated possible contingencies amounted to R$1,525,908 (R$1,383,932 at December 31, 2013).

·
The Company has received fines regarding the noncompliance with SAC Decree, We currently have various actions (administrative and judicial proceedings), At December 31, 2014,  total consolidated possible contingencies amounted to R$10,941 (R$16,459 at December 31, 2013).

·
Intellectual Property: Lune Projetos Especiais Telecomunicação Comércio e Ind, Ltda (“Lune”), a Brazilian company, proposed the lawsuit on November 20, 2001 against 23 wireless carriers claiming to own the patent for caller ID and the trademark "Bina". The purpose of that lawsuit it to interrupt provision of such service by carriers and to seek indemnification equivalent to the amount paid by consumers for using the service.

An unfavorable sentence was passed determining that the Company should refrain from selling mobile phones with Caller ID service (“Bina”), subject to a daily fine of R$10,000,00 in case of noncompliance. Furthermore, according to the sentence passed, the Company must pay indemnification for royalties to be calculated in settlement. Motions for Clarification were opposed by all parties and Lune’s motions for clarification were accepted since an injunctive relief in this stage of the proceedings was deemed applicable, Bill of review appeal in view of the current decision which granted a stay of execution suspending unfavorable decision until final judgment of the review, Bill of review for appeal at sentence phase pending decision. There is no way to determine the extent of potential liabilities with respect to this claim.

·
Validity of prepaid plan: The Company and other wireless carriers are defendants in several lawsuits filed by the Public Prosecutor’s Office and consumer associations to challenge imposition of a period to use prepaid minutes, The plaintiffs allege that the prepaid minutes should not expire after a specific period. Conflicting decisions were handed down by courts on the matter. Although we believe that our criteria for the period determination comply with ANATEL standards. The likelihood of an unfavorable outcome has been assessed by legal advisors as remote for collective proceedings.

Possible regulatory contingencies

Based on the opinion of management and its legal advisors, chances of unfavorable outcome in proceedings involving regulatory matters are possible, as follows:

·
We were involved in several administrative proceedings relating to alleged breaches of obligations and other judicial proceedings relating to sanctions imposed by ANATEL at the administrative level. As of December 31, 2014, amounts recorded for those proceedings were R$2.6 billion, of which R$424.8 million are provisioned.

·
Administrative and judicial proceedings discussing payment of 2% charge on revenue from interconnection services due to the extension of right of use of SMP-related radiofrequencies. Under clause 1.7 of the Authorization Terms that grant right of use of SMP-related radiofrequencies, the extension of right of use of such frequencies entails payment every two years, during the extension period (15 years), of a 2% charge calculated on net revenue from the basic and alternative service plans of the service company, determined in the year before that of payment.

However, ANATEL determined that the 2% charge should be calculated on revenue from service plans and also on revenue from interconnection services and other operating income, o which is not provided for by clause 1.7 of the referred to Authorization Terms.

Considering, based on the provisions of the Authorization Terms, that revenue from interconnection services should not be included in the calculation of the 2% charge for radiofrequency use right extension, the Company, filed administrative and judicial proceedings challenging these charges, based on ANATEL’s position.

19.4) Guarantees

At December 31, 2014 and 2013, the Company and its subsidiary granted guarantees for tax, civil and labor proceedings, as follows:

	At December 31, 2014			At December 31, 2013
	Property and equipment	Judicial deposits and garnishments	Guarantee letters	Property and equipment	Judicial deposits and garnishments	Guarantee letters
Civil, labor and tax	130,000	4,745,225	2,537,608	187,025	4,315,283	2,263,773
Total	130,000	4,745,225	2,537,608	187,025	4,315,283	2,263,773

In addition to the guarantees presented above, at December 31, 2014, the Company and its subsidiary had amounts under short-term investment frozen by the courts (except for loan-related investments), amounting to R$64,899 – consolidated (R$46,542 at December 31, 2013).

20)	DEFERRED REVENUE

20.a) Breakdown

	12.31.14	12.31.13
Activation revenue (a)	106,209	120,521
Services and goods (b)	764,791	673,810
Disposal of PP&E (c)	124,247	123,063
Government grants (d)	77,113	40,840
Customer loyalty program (e)	92,670	91,763
Donation of equipment (f)	8,947	11,076
Other (g)	25,824	10,139
Total	1,199,801	1,071,212
Current	717,019	817,551
Noncurrent	482,782	253,661

(a)	Refers to the deferral of activation revenue (fixed) recognized in income over the estimated period of duration of the customer plan.
(b)
Refers to the balances of agreements of prepaid services revenue and multi-element operations, which are recognized in income to the extent that services are provided to customers. It includes amount of the agreement that the Company entered into for industrial exploration of its mobile network by other SMP operator in Regions I, II and III of the general authorization plan, exclusively for provision of SMP by the operator to its users,

(c)	Refers to net balance of the residual value from disposal of non-strategic towers and rooftops to be transferred to income upon compliance with conditions for recognition in books.
(d)
Refers to government grant deriving from funds raised with BNDES in a specific credit line, used in the acquisition of domestic equipment and registered at BNDES (Finame) and applied in projects to expand the network capacity, which have been amortized by the useful life of equipment and incentives deriving from projects relating to state taxes, which are amortized over their agreement terms.

(e)
Refers to the loyalty point program maintained by the Company, which allows customers to accumulate points when paying their bills referring to use of services offered. The balance represents the Company’s estimate of customers’ exchanging points for goods and/or services in the future.

(f)	Refers to the balances of network equipment donations from suppliers, which are amortized by the useful life of the referred to equipment.
(g)
Includes amounts of the refund proceeding referring to costs incurred when radiofrequency sub-bands 2,500MHz to 2,690MHz ceased to be used due to the decommissioning of the Multichannel Multipoint Distribution Service (MMDS).

20.b) Changes

Balance at 12.31.2012	1,037,935
Additions	13,301,730
Write-offs	(13,268,453)
Balance at 12.31.2013	1,071,212
Additions	10,641,475
Write-offs	(10,512,886)
Balance at 12.31.2014	1,199,801
Current	717,019
Noncurrent	482,782

21) OTHER LIABILITIES
	12.31.14	12.31.13
Third-party withholdings	204,227	236,510
Amounts to be refunded to subscribers	43,445	56,746
Payables to related parties	119,803	105,164
Payable for license renewal	275,839	154,211
Other payables	70,141	56,275
Total	713,455	608,906
Current	518,333	487,994
Noncurrent	195,122	120,912

22)	EQUITY

a) Capital

Paid-in capital as of December 31, 2014 and 2013 amounted to R$ 37,798,110, Subscribed and paid-in capital is divided into shares without par value, as follows:

	Common shares		Preferred shares		Grand total
Shareholders	Number	%	Number	%	Number	%, including treasury stock	%, except for treasury stock
Telefónica Internacional S.A.	58,859,918	15.43%	271,707,098	36.52%	330,567,016	29.37%	29.43%
Telefónica S.A.	97,976,194	25.68%	179,862,845	24.17%	277,839,039	24.68%	24.73%
SP Telecomunicações Participações Ltda	192,595,149	50.47%	29,042,853	3.90%	221,638,002	19.69%	19.73%
Telefónica Chile S.A.	696,110	0.18%	11,792	0.00%	707,902	0.06%	0.06%
Total group companies	350,127,371	91.76%	480,624,588	64.60%	830,751,959	73.81%	73.96%
Other shareholders	31,208,300	8.18%	261,308,985	35.12%	292,517,285	25.99%	26.04%
Total outstanding shares	381,335,671	99.93%	741,933,573	99.72%	1,123,269,244	99.79%	100.00%

Treasury stock	251,440	0.07%	2,081,246	0.28%	2,332,686	0.21%	0.00%

Total shares	381,587,111	100.00%	744,014,819	100.00%	1,125,601,930	100.00%	100.00%

Outstanding shares	381,335,671		741,933,573		1,123,269,244

Book value per outstanding share
At December 31, 2014					40.02
At December 31, 2013					38.19

The Special Shareholders’ Meeting held on November 6, 2014 approved Company’s authorized capital limit increase by 500,000,000 (five hundred million) common or preferred shares, from 1,350,000,000 (one billion, three hundred and fifty million) shares to 1,850,000,000 (one billion, eight hundred and fifty million) shares, The capital increase and consequent issue of new shares are to be approved by the Board of Directors, subject to the authorized capital limit.

However, the Brazilian Corporation Law – Law No, 6,404/76, article 166, IV – establishes that capital may be increased through a Special Shareholders’ Meeting resolution held to decide about amendments to the Articles of Incorporation, if authorized capital increase limit has been reached.

Capital increases do not necessarily have to observe the proportion between the numbers of shares of each type. However, the number of preferred shares, nonvoting or with restricted voting, must not exceed 2/3 of the total shares issued.

Preferred shares are nonvoting, except for the events provided for in articles 9 and 10 of the Articles of Incorporation, but they have priority in the reimbursement of capital, without premium, and are entitled to dividends 10% higher than those paid on common shares, as per article 7 of the Company’s Articles of Incorporation and clause II, paragraph 1, article 17, of Law No, 6404/76.

Holders of preferred shares are also fully entitled to vote, when the Company does not pay minimum dividends to which they are entitled, for 3 consecutive fiscal years, until payment thereof.

b) Premuim paid on acquisition of interest from non-controlling shareholders

In accordance with the accounting practices adopted in Brazil prior to the adoption of the IFRS, goodwill was recorded when shares were acquired at a higher value than their book value, generated by the difference between the book value of shares acquired and the transaction’s fair value, With the adoption of IAS 27R (IFRS 10 since 2013), the effects of all acquisition of shares from non-controlling shareholders are recorded under equity when there is no change in the shareholding. Consequently, these transactions no longer generate goodwill or income, and the goodwill previously generated from acquisition from non-controlling shareholders were adjusted based on the Company’s equity. The balance of this account at December 31, 2014 and 2013 was R$70,448.

c) Capital reserves

c.1) Special goodwill reserve

This represents the tax benefit generated by the merger of Telefonica Data do Brasil Ltda, which will be capitalized in favor of the controlling shareholders after the tax credits are realized under the terms of CVM Ruling No, 319/99. The balance of this account at December 31, 2014 and 2013 was R$63,074.

c.2) Other capital reserves

Other capital reserves are issue or capitalization in excess, in relation to the basic share value on the issue date. The balance of this account at December 31, 2014 and 2013 was R$2,735,930.

c.3) Treasury stock

These represent the Company’s treasury stock arising from: (i) merger of TDBH (in 2006); (ii) merger of Vivo Part, shares (in 2011), and (iii) repurchase of common and preferred shares. The balance of this account at December 31, 2014 and 2013 was R$112,107.

d) Income reserves

d.1) Legal reserve

The legal reserve is set up by allocation of 5% of the net profit for the year, up to the limit of 20% of the paid-up capital stock, Legal reserve may only be used to increase capital or to offset accumulated losses. The balance of this account at December 31, 2014 amounted to R$1,532,630  (R$1,285,797 at December 31, 2013).

d.2) Tax incentive reserve

This reserve includes a 75% income tax reduction benefit to be applied on Profit from Tax Incentive Operations (PTIO) in the following areas: North of Minas Gerais State, Vale do Jequitinhonha and the states of Acre, Amapá, Amazonas, Maranhão, Mato Grosso, Pará, Rondônia and Roraima. This incentive was granted due to merger of Vivo Part, and Vivo, effective until 2013.

The Company has a tax benefit related to Espírito Santo State ICMS, referring to a credit granted from the installation of a cell site (ERB) that supports SMP, fully operating based on current rules, which ensure that the locations listed in the public notice are included in SMP coverage area.

The portion of these tax benefits was excluded from dividend calculation, and may be used only in the event of capital increase or loss absorption.

The balance of this account at December 31, 2014 was R$1,849 (R$1,699 at December 31, 2013).

e) Dividends – proposed and interim

e.1) Remaining Proposed Dividends – 2013

On February 25, 2014, the Company’s Board of Directors approved allocation of dividends amounting to R$1,043,000, based on profits existing in the balance sheet of the 4th quarter of 2013, equivalent to R$0.871008413012 per common share and R$0.958109254313 per preferred share, to holders of common and preferred shares that were registered with the Company through March 10, 2014.

On April 23, 2014, the Annual Shareholders’ Meeting approved allocation of additional proposed dividends from fiscal year 2013, not distributed yet, amounting to R$132,538, equivalent to R$0.110682844154 per common share and R$0.121751128569 per preferred share, to holders of common and preferred shares that were registered with the Company through April 23, 2014.

e.2) Interim Dividends and IOE – 2014 and 2013

In 2014 and 2013, the Company allocated interim dividends and IOE, which were charged to mandatory minimum dividend of 2014, as follows:

2014

	Dates			Gross amount			Net value			Amount per share (a)
Nature	Approval	Credit	Beginning of payment	Common	Preferred	Total	Common	Preferred	Total	Common	Preferred
JSCP	07/18/14	07/31/14	12/19/14	94,899	203,101	298,000	80,664	172,636	253,300	0.211530	0.232683
JSCP	08/18/14	08/29/14	12/19/14	95,340	204,045	299,385	81,039	173,438	254,477	0.212513	0.233765
JSCP	09/19/14	09/30/14	12/19/14	79,666	170,501	250,167	67,716	144,926	212,642	0.177577	0.195334
JSCP	10/20/14	10/31/14	Until 12/31/15	97,374	208,398	305,772	82,768	177,138	259,906	0.217047	0.238752
JSCP	11/17/14	11/28/14	Until 12/31/15	147,522	315,725	463,247	125,394	268,366	393,760	0.328828	0.361711
JSCP	12/18/14	12/30/14	Until 12/31/15	151,402	324,027	475,429	128,692	275,423	404,115	0.337475	0.371223
Total				666,203	1,425,797	2,092,000	566,273	1,211,927	1,778,200

2013

	Dates			Gross amount			Net value			Amount per share (a)
Nature	Approval	Credit	Beginning of payment	Common	Preferred	Total	Common	Preferred	Total	Common	Preferred
JSCP	08/19/13	08/30/13	11/26/13	70,060	149,940	220,000	59,551	127,449	187,000	0.156163	0.171779
JSCP	09/19/13	09/30/13	11/26/13	70,060	149,940	220,000	59,551	127,449	187,000	0.156163	0.171779
JSCP	10/18/13	10/31/13	11/26/13	171,328	366,672	538,000	145,629	311,671	457,300	0.381890	0.420079
Dividends	10/18/13	10/31/13	11/26/13	237,566	508,434	746,000	-	-	-	0.622983	0.685282
JSCP	12/18/13	12/30/13	03/14/14	242,024	517,976	760,000	205,720	440,280	646,000	0.539474	0.593421
Total				791,038	1,692,962	2,484,000	470,451	1,006,849	1,477,300

(a)	IOE is calculated and recognized net of Withholding Income Tax (IRRF),

e.3) Dividends and IOE – 2014 and 2013

The dividends are calculated in accordance with the Company Articles of Incorporation and the Corporation Law. The table below shows the calculation of dividends and interest on equity for 2014 and 2013:

	2014	2013
Net income for the year	4,936,659	3,715,945
Allocation to legal reserve	(246,833)	(185,797)
Total	4,689,826	3,530,148
(-) Tax incentives – nondistributable	(150)	(1,699)
Adjusted net income	4,689,676	3,528,449
Mandatory minimum dividend - 25% of adjusted net income	1,172,419	882,112
Dividend and IOE distributed for the year :
Interest on equity (gross)	2,092,000	1,738,000
Interim dividends	-	746,000
Income available to be distributed	2,597,676	1,044,449
(+) Unclaimed IOE / dividends	207,442	116,825
(-) Actuarial (gains)/losses recognized and effect of limitation of surplus plan assets, net of taxes and other changes	(36,526)	14,264
Proposed additional dividend	2,768,592	1,175,538

The manner proposed by management for payment of dividends was:

For 2014: The remaining unallocated balance of net income for the year ended December 31, 2014, amounting to R$2,597,676, plus dividends and IOE expired in 2014, amounting to R$207,442 and less other comprehensive income amounting to (R$36,526), totaling R$2,768,592, were classified as additional dividends proposed for equity and in accordance with the management proposal for allocation of income for the year, which will be submitted for approval of the Annual Shareholders’ Meeting.

For 2013: The remaining unallocated balance of net income for the year ended December 31, 2013, amounting to R$1,044,449, plus dividends and IOE expired in 2013, amounting to R$116,825 and other comprehensive income amounting to R$14,264, totaling R$1,175,538, were classified as additional dividends proposed for equity and in accordance with the management proposal for allocation of income for the year, which was submitted to and approved by the Annual Shareholders’ Meeting, held on April 23, 2014.

Total proposed for deliberation - per share	2014	2013
Common shares	2.312048	0.981691
Preferred shares (1)	2.543253	1.079860

(1) 10% higher than the amount allocated to each common share, under article 7 of the Company Articles of Incorporation.

e.4) Interest on equity

As proposed by management, IOE was paid to shareholders in 2014 and 2013 pursuant to article 9 of Law No, 9249/95, net of withholding tax, as follows:

	2014	2013
Interest on equity, gross	2,092,000	1,738,000
Common shares	666,202	553,471
Preferred shares	1,425,798	1,184,529
Withholding income tax (IRRF)	(313,800)	(260,700)
Interest on equity, net	1,778,200	1,477,300

Exempt shareholders received full IOE, free from withholding income tax.

e.5) Unclaimed dividends

Pursuant to article 287, paragraph II, item “a” of Law No, 6404, of December 15, 1976, the dividends and interest on equity unclaimed by shareholders expire in 3 (three) years, as from the initial payment date. The Company reverses the amount of unclaimed dividends and IOE upon expiration to equity.

f) Other comprehensive income

Financial instruments available for sale: Refer to fair value variations of financial assets available for sale. The balance at December 31, 2014 was (R$7,702) and (R$2,658 at December 31, 2013).

Derivative transactions: Derivative transactions refer to the effective part of cash flow hedges until the balance sheet date. The balance at December 31, 2014 was R$227,821 (R$6,610 at December 31, 2013).

Currency translation difference of investments abroad: Refers to currency translation differences arising from the conversion of financial statements of Aliança (jointly-controlled entity). The balance at December 31, 2014 was R$12,346 (R$12,897 at December 31, 2013).

The breakdown of other comprehensive income is as follows:

	Financial instruments available for sale	Derivative transactions	Currency translation adjustment - foreign investments	Total
Balances at 12.31.12	6,230	10,190	1,372	17,792
Exchange variation	-	-	11,525	11,525
Futures	-	(3,580)	-	(3,580)
Loss on financial assets available for sale	(8,888)	-	-	(8,888)
Balances at 12.31.13	(2,658)	6,610	12,897	16,849
Exchange variation	-	-	(551)	(551)
Futures	-	221,211	-	221,211
Loss on financial assets available for sale	(5,044)	-	-	(5,044)
Balances at 12.31.14	(7,702)	227,821	12,346	232,465

23)	NET OPERATING REVENUE

	12.31.14	12.31.13	12.31.12
Telephony service	26,150,961	26,428,677	26,555,103
Network use	2,784,581	3,820,048	4,453,340
Data and SVA	18,355,330	16,294,856	14,389,812
Pay TV services	684,600	587,416	805,319
Other services (a)	1,202,481	1,297,277	1,268,452
Sale of goods and devices	3,424,951	3,479,786	2,792,611
Gross operating income	52,602,904	51,908,060	50,264,637

Taxes	(12,503,782)	(12,373,913)	(12,146,809)
Rebates and returns	(5,099,153)	(4,812,250)	(4,198,172)
Deductions from gross operating income	(17,602,935)	(17,186,163)	(16,344,981)

Net operating Revenue	34,999,969	34,721,897	33,919,656

(a)
The amounts referring to infrastructure-related swap contracts, under the concept of agent and principal (IAS 18), which were not recognized as costs and revenues for the years ended December 31, 2014, 2013 and 2012 were R$154,861, R$73,391 and R$44,758, respectively (Note 24).

No customer contributed more than 10% of gross operating revenue for the years ended December 31, 2014 and 2013.

All amounts in net income are included in income and social contribution tax bases.

24) OPERATING COSTS AND EXPENSES

	12.31.14
	Cost of sales and services	Selling expenses	General and administrative expenses	Total
Personnel	(549,353)	(1,684,431)	(445,483)	(2,679,267)
Materials	(45,875)	(55,068)	(1,961)	(102,904)
Third-party services	(4,024,576)	(5,703,257)	(795,288)	(10,523,121)
Interconnection and network use	(3,176,278)	-	-	(3,176,278)
Publicity and advertising	-	(940,952)	-	(940,952)
Rent, insurance, condominium and connection means (a)	(1,556,418)	(140,912)	(173,688)	(1,871,018)
Taxes, charges and contributions	(1,692,116)	(3,128)	(39,482)	(1,734,726)
Estimated impairment losses of trade accounts receivable	-	(896,336)	-	(896,336)
Depreciation and amortization	(4,067,310)	(893,900)	(334,379)	(5,295,589)
Cost of goods sold	(2,107,068)	-	-	(2,107,068)
Other operating costs and expenses	(3,681)	(148,741)	(13,522)	(165,944)
Total	(17,222,675)	(10,466,725)	(1,803,803)	(29,493,203)

	12.31.13
	Cost of sales and services	Selling expenses	General and administrative expenses	Total
Personnel	(522,085)	(1,397,550)	(612,313)	(2,531,948)
Materials	(45,956)	(48,210)	(8,555)	(102,721)
Third-party services	(3,581,735)	(5,559,200)	(804,556)	(9,945,491)
Interconnection and network use	(3,842,326)	-	-	(3,842,326)
Publicity and advertising	-	(837,801)	-	(837,801)
Rent, insurance, condominium and connection means (a)	(1,428,040)	(130,466)	(185,024)	(1,743,530)
Taxes, charges and contributions	(1,721,434)	(7,547)	(34,077)	(1,763,058)
Estimated impairment losses of trade accounts receivable	-	(741,274)	-	(741,274)
Depreciation and amortization	(4,265,113)	(862,146)	(516,051)	(5,643,310)
Cost of goods sold	(2,117,899)	-	-	(2,117,899)
Other operating costs and expenses	(17,579)	(101,976)	(17,315)	(136,870)
Total	(17,542,167)	(9,686,170)	(2,177,891)	(29,406,228)

	12.31.12
	Cost of sales and services	Selling expenses	General and administrative expenses	Total
Personnel	(459,707)	(1,321,397)	(621,946)	(2,403,050)
Materials	(56,425)	(64,228)	(9,961)	(130,614)
Third-party services	(3,286,832)	(4,625,735)	(831,592)	(8,744,159)
Interconnection and network use	(4,012,046)	-	-	(4,012,046)
Publicity and advertising	-	(867,364)	-	(867,364)
Rent, insurance, condominium and connection means (a)	(969,262)	(119,300)	(178,381)	(1,266,943)
Taxes, charges and contributions	(1,809,640)	(7,925)	(64,943)	(1,882,508)
Estimated impairment losses of trade accounts receivable	-	(654,273)	-	(654,273)
Depreciation and amortization	(4,131,768)	(927,874)	(432,134)	(5,491,776)
Cost of goods sold	(1,801,892)	-	-	(1,801,892)
Other operating costs and expenses	(29,872)	(105,600)	(6,351)	(141,823)
Total	(16,557,444)	(8,693,696)	2,145,308)	(27,396,448)

(a)
The amounts referring to infrastructure-related swap contracts, under the concept of agent and principal (IAS 18), which were not recognized as costs and revenues for the years ended December 31, 2014, 2013 and 2012 were R$154,861, R$73,391 and R$44,758, respectively (Note 23).

25)	OTHER OPERATING INCOME (EXPENSES), NET

	12.31.14	12.31.13	12.31.12
Recovered fines and expenses	418,139	327,724	380,553
Provision for disposal of assets, labor, tax and civil contingencies, net	(775,390)	(838,829)	(769,754)
Net income (loss) upon asset disposal / loss	(10,266)	124,142	1,100,256
Other income (expenses)	(30,220)	3,568	(23,343)
Total	(397,737)	(383,395)	687,712
Other operating income	510,628	575,959	1,870,995
Other operating expenses	(908,365)	(959,354)	(1,183,283)
Total	(397,737)	(383,395)	687,712

26) FINANCIAL INCOME (EXPENSES), NET

	12.31.14	12.31.13	12.31.12
Financial income
Investment income	629,476	625,506	313,258
Gains on derivative transactions	641,296	454,828	345,412
Interest receivable	119,661	193,264	187,179
Monetary and exchange gains	442,807	307,650	345,698
Other	150,146	167,029	89,558
	1,983,386	1,748,277	1,281,105
Financial expense
Interest payable	(813,210)	(825,621)	(690,979)
Losses on derivative transactions	(542,967)	(350,100)	(230,216)
Monetary and exchange losses	(727,240)	(580,386)	(409,907)
PIS/COFINS on IOE received	-	(21,461)	(42,273)
Other	(261,964)	(185,469)	(198,994)
	(2,345,381)	(1,963,037)	(1,572,369)
Financial income (expenses), net	(361,995)	(214,760)	(291,264)

27) INCOME AND SOCIAL CONTRIBUTION TAXES

The Company and its subsidiary recognize income and social contribution taxes on a monthly basis, on an accrual basis, and pay the taxes based on estimates, in accordance with interim trial balances. Taxes calculated on profit or losses for the periods covered by the financial statements are recorded in liabilities or assets, as applicable.

Reconciliation of tax expense at standard rate

Reconciliation of the reported tax charges and  the amounts calculated by applying the nominal tax rate of 34% (income tax of 25% and social contribution tax of 9%) at December 31, 2014 and 2013 is shown in table below.

	12.31.14	12.31.13	12.31.12
Income before taxes	4,753,974	4,662,364	6,920,244

Income and social contribution tax expenses – at 34%	(1,616,351)	(1,585,204)	(2,352,883)
Permanent and temporary differences
Equity pickup, net of interest on equity received effects	2,360	(22,684)	200
Dividends expired	(17,860)	(9,241)	(30,495)
Non-deductible expenses, gifts, incentives and interest on equity received	(122,353)	(118,479)	(68,052)

	12.31.14	12.31.13	12.31.12
Deferred taxes recognized in subsidiaries on income and social contribution tax losses and temporary differences referring to prior years	-	255,778	-
Deferred taxes not recognized in subsidiaries on income and social contribution tax losses	-	(24,939)	-
Deferred tax adjustments – Law No. 12973/14 (a)	1,195,989	-	-
Tax benefit related to interest on equity paid	711,280	590,920	-
Other (additions) exclusions	29,620	(32,570)	(16,833)
Tax expense	182,685	(946,419)	(2,468,063)

Effective rate	-4%	20%	36%
IRPJ and CSLL – current	(567,014)	(623,768)	(1,627,439)
Deferred income and social contribution taxes	749,699	(322,651)	(840,624)

(a)
After Law No, 12973 (signing into Law of Provisional Executive Order No, 627/13), published on May 14, 2014, entered into effect, the Company reviewed the tax bases of certain intangible assets arising from business combinations and recognized a positive net effect on deferred income and social contribution taxes amounting to R$1,195,989.

Breakdown of changes in the deferred income and social contribution taxes on temporary differences is shown in Note 7,2.

28) EARNINGS  PER SHARE

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

The table below shows the calculation of earnings per share for the years ended December 31, 2014, 2013 and 2012:

	12.31.14	12.31.13	12.31.12
Net income for the year attributed to shareholders:	4,936,659	3,715,945	4,453,573
Common	1,572,094	1,183,354	1,418,011
Preferred	3,364,565	2,532,591	3,035,562

Number of shares:	1,123,269	1,123,269	1,123,463
Weighted average of outstanding common shares for the year	381,335	381,335	381,338
Weighted average of outstanding preferred shares for the year	741,934	741,934	742,125

Basic and diluted earnings per share:
Common shares	4.12	3.10	3.72
Preferred shares	4.53	3.41	4.09

29) RELATED-PARTY TRANSACTIONS AND BALANCES

Significant balances of assets and liabilities with related parties arise from transactions with controlling group related companies at prices and under other business conditions agreed between the parties, as follows:

a)	Fixed and mobile telephone services: services provided by companies of Telefónica Group;

b)	Digital TV services: provided by Media Networks Latino America;

c)	Lease and maintenance of safety equipment: provided by Telefonica Engenharia e Segurança do Brasil.;

d)	Corporate services: these are passed through at the cost effectively incurred on those services;

e)	Systems development and maintenance services: provided by Telefónica Global Technology;

f)
International transmission infrastructure for a number of data circuit and roaming services: provided by Telefónica International Wholesale Brazil, Telefónica International Wholesale Services Spain and Telefónica USA;

g)	Administrative management services: financial, equity, accounting and human resources services provided by Telefonica Serviços Empresariais do Brasil;

h)	Logistics and courier services: provided by Telefonica Transportes e Logística;

i)	Voice portal content provider services: provided by Terra Networks Brazil;

j)	Data communications and integrated solution services: provided by Telefónica International Wholesale Services Spain and Telefónica USA;

k)	Long-distance calls and international roaming services: provided by companies of Telefónica Group;

l)	Refund of expenses: from advisory service fees, expenses with salaries and other expenses paid by the Company to be refunded by companies of the Telefónica Group;

m)	Brand Fee: Assignment of rights to use the brand paid to Telefónica;

n)	Stock option plan: to employees of Telefónica Brasil and Telefônica Data, linked to the share’s acquisition of Telefônica;

o)	Reimbursement of expenses for the digital business to Telefónica Internacional, and

p)	Lease of Company buildings where Telefônica Serviços Empresariais do Brasil and Telefônica Transportes e Logística will be located

A summary of significant related-party balances is as follows:

		Balance sheet - Assets
		December 31, 2014			December 31, 2013
		Current assets		Noncurrent assets	Current assets		Noncurrent assets
	Type of transaction	Trade accounts receivable, net	Other assets	Other assets	Trade accounts receivable, net	Other assets	Other assets
Parent companies
SP Telecomunicações Participações	l)	71	12,798	4,082	28	183	6,717
Telefónica Internacional	l)	-	877	13,264	-	154	38,386
Telefónica	l)	-	2,339	-	-	1,361	179
		71	16,014	17,346	28	1,698	45,282
Other group companies
Telefónica USA	f)	4,114	-	-	2,612	-	-
Telefónica Chile	k)	-	2,506	-	-	4,808	-
Telefónica de España	k)	-	-	-	230	-	-
Telefónica Peru	k)	485	-	-	1,573	-	-
Telefônica Engenharia de Segurança do Brasil	a) / d) / l)	602	608	350	1,320	1,903	472
Telefónica International Wholesale Services Brasil	a) / d)	5,633	476	76	6,966	139	344
Telefónica International Wholesale Services Espanha	j)	60,696	-	-	48,267	-	-
Telefónica Moviles España	k)	6,464	-	-	6,335	-	-
Telefônica Serviços Empresariais do Brasil	a) / d) / l) / p)	2,889	517	743	2,579	15,284	2,837
Telefônica Transportes e Logistica	a) / d) / l) / p)	678	169	84	530	146	64
Terra Networks Brasil	a) / d) / l)	4,483	7,434	19	2,561	5,682	106
Other	a) / d) / k) / l)	28,933	10,517	16,183	25,352	5,372	13,611
		114,977	22,227	17,455	98,325	33,334	17,434
Total		115,048	38,241	34,801	98,353	35,032	62,716

		Balance sheet - Liabilities
		December 31, 2014			December 31, 2013
		Current liabilities		Noncurrent liabilities	Current liabilities		Noncurrent liabilities
	Type of transaction	Trade accounts payable, net	Other liabilities	Other liabilities	Trade accounts payable, net	Other liabilities	Other liabilities
Parent companies
SP Telecomunicações Participações	d) / l)	3,759	2,062	6,029	50,120	-	6,483
Telefónica Internacional	l) / o)	59,069	-	-	214,523	-	-
Telefónica	m) / n)	271	86,081	13,522	1,772	84,754	2,035
		63,099	88,143	19,551	266,415	84,754	8,518
Other group companies
Telefónica USA	g)	-	77	137	716	31	121
Telefónica de España	k)	-	-	-	441	-	-
Telefónica Peru	k)	553	-	-	-	-	-
Telefônica Engenharia de Segurança do Brasil	c)	3,281	-	8	3,550	-	8
Telefónica International Wholesale Services Brasil	d) / f) / l)	67,304	1,470	378	75,485	-	391
Telefónica International Wholesale Services Espanha	f) / k)	46,271	6,638	-	17,842	9,986	-
Telefónica Moviles España	k)	6,859	-	-	5,468	-	-
Telefônica Serviços Empresariais do Brasil	g) / l)	7,000	24	560	11,701	36	-
Telefônica Transportes e Logistica	h)	20,816	270	259	25,163	1	270
Terra Networks Brasil	i)	2,439	78	769	883	-	266
Other	b) / e) / k) / o)	81,462	827	614	49,281	146	636
		235,985	9,384	2,725	190,530	10,200	1,692
Total		299,084	97,527	22,276	456,945	94,954	10,210

		Income statement)
		12.31.2014	12.31.2013
	Type of transaction	Revenues (Costs and expenses)	Revenues (Costs and expenses)
Parent Companies
SP Telecomunicações Participações	d) / l)	(18,292)	(41,366)
Telefónica Internacional	l) / o)	113,349	(181,731)
Telefónica	l) / m) / n)	(337,975)	(300,374)
		(242,918)	(523,471)
Other group companies
Telefónica USA	f)	1,692	(2,418)
Telefónica Chile	k)	(56)	1,181
Telefónica de España	k)	(79)	(1,053)
Telefónica Del Peru	k)	(793)	32
Telefônica Engenharia de Segurança do Brasil	a) / c) / d) / l)	(6,787)	(5,419)
Telefónica International Wholesale Services Brasil	a) / d) / f) / l)	(190,702)	(191,910)
Telefónica International Wholesale Services Espanha	f) / j) / k)	10,800	16,405
Telefónica Moviles España	k)	(2,464)	(1,329)
Telefônica Serviços Empresariais do Brasil	a) / d) / g) / l) / p)	(59,523)	(75,660)
Telefônica Transportes e Logistica	a) / d) / h) / l) / p)	(78,500)	(87,127)
Terra Networks Brasil	a) / d) / l) / i)	6,323	3,296
Other	a) / b) / d) / e) / k) / l) / o)	(89,237)	(31,688)
		(409,326)	(375,690)
Total		(652,244)	(899,161)

Management compensation

Consolidated management compensation paid by the Company to its Officers and Statutory Directors for the years ended December 31, 2014 and 2013 amounted to approximately R$22,174 and R$32,436, respectively. Of this amount, R$16,793 (R$28,022 at December 31, 2013) corresponds to salaries, benefits and social charges and R$5,381 (R$4,414 at December 31, 2013) to variable compensation.

These amounts were carried as labor costs, according to the function in the groups of Costs of Services Rendered, Selling Expenses and General and Administrative  Expenses (Note 24).

For the years ended December 31, 2014 and 2013, our Directors and Officers did not receive any pension, retirement pension or other similar benefits.

30)	INSURANCE

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

At December 31, 2014, maximum limits of claims (established pursuant the agreements of each company consolidated by the Company) for significant assets, liabilities or interests covered by insurance and their respective amounts were R$679,810 for operational risks (with loss of profit) and R$55,063 for general civil liability (RCG).

31)	SHARE-BASED COMPENSATION PLANS

The Company's controlling shareholder, Telefónica S.A., has different share-based compensation plans, which were also offered to management and employees of its subsidiaries, among which are Telefônica Brasil and its subsidiary.
Fair value of options is estimated on the grant date, based on the binomial model for pricing options which considers terms and conditions of instruments granted.

The Company refunds Telefónica S.A. for the fair value of the benefit granted to management and employees on grant date.

Significant plans effective as of December 31, 2014 and 2013 are detailed below:

a)	Performance Share Plan (“PSP”) of Telefónica S.A.

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

Granting of shares is conditional upon:

·	Beneficiaries staying with the company for the three years of each cycle, subject to certain special conditions in relation to terminations.

·
The actual number of shares granted at the end of each cycle will depend on the level of success and maximum number of shares granted to each executive officer. The level of success is based on the comparison of the evolution of shareholder remuneration considering price and dividends (Total Shareholder Return - TSR) of Telefónica share, vis-à-vis the evolution of TSRs corresponding to a number of companies quoted in the telecommunications industry, which correspond to the Comparison Group. Each employee enrolled with the plan is granted, at the beginning of each cycle, a maximum number of shares, and the actual number of shares granted at the end of the cycle is calculated by multiplying this number by the maximum level of success on the date. This will be 100% if the evolution of Telefonica's TSR is equal to or greater than the third quartile of the Comparison Group, and 30% if this evolution is equal to the average, If the evolution is maintained between the two values, a linear interpolation will be made, and, if below the median, nothing will be granted.

At June 30, 2013, the fifth, and last, cycle of this incentive plan ended, No shares were issued as the minimum level of success established in the program for the TSR was not achieved. At this date, the plan ended.

b)	Performance & Investment Plan (“PIP”)

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

Initially, the plan is expected to remain effective for three years. The cycle began on July 1, 2011 and was effective until June 30, 2014. The number of shares is reported at the beginning of the cycle and, after three years from the grant date, shares are transferred to the participant if goals are achieved.

Granting of shares is conditional upon:

·	maintenance of active employment relationship within the Telefónica Group on the cycle consolidation date;

·
Achievement, by Telefônica, of results representing the compliance of the objectives determined for the plan: The success level is based on the comparison of the shareholder compensation, considering price and dividends (TSR) of Telefónica shares, in relation to TSRs of the predetermined Comparison Group companies:

o	100% are granted if the TSR of Telefónica S.A. exceeds the TSR of companies representing 75% of capitalization on the Comparison Group stock exchange.

o	30% are granted if the TSR of Telefónica S.A. is equivalent to the TSR of companies representing 50% of capitalization on the Comparison Group stock exchange.

o	Determined by linear interpolation if the TSR of Telefónica S.A. is between 50% and 75% of the stock market capitalization of amounts of the Comparison Group.

o	No shares will be delivered if the TSR of Telefónica S.A. is below the TSR of companies representing 50% of the stock market capitalization of the Comparison Group.

The maximum number of shares attributed in the outstanding cycles as of December 31, 2014 is as follows:

Cycles	Number of shares	Par value in EUR	Final date
1st cycle - July 1, 2011	543,610	17.85	June 30, 2014(a)
2nd cycle - July 1, 2012	485,040	9.65	June 30, 2015
3rd cycle - July 1, 2013	466,890	10.39	June 30, 2016
4th cycle - October 1, 2014	498,890	12.12	September 30, 2017

(a)	Market conditions were not met, so no payments were made.

c)	Talent for the Future Share Plan ("TFSP")

Telefónica S.A.’s Shareholders’ General Ordinary Meeting, held in 2014, approved a long-term program in order to reward the commitment, performance and high potential of its Managing Officers at global level, granting them Telefónica S.A. shares.

Participants are not required to pay for their initial attributed shares. Total plan’s initially estimated term previewed is three years. The cycle started at October 1, 2014, and will end at September 30, 2017. The number of shares is informed at the beginning of the cycle and after 3 years from the share granting date, these will be transferred to the participants if the goals are achieved.

Delivery of shares is conditioned to:

·	Maintenance of an active employment relationship with Telefónica Group at the cycle consolidation date;

·
Achievement, by Telefônica, of results representing the compliance of the objectives determined for the plan: The success level is based on the comparison of the shareholder compensation, considering price and dividends (TSR) of Telefónica shares, in relation to TSRs of the predetermined Comparison Group companies.

o	100% are granted if the TSR of Telefónica S.A. exceeds the TSR of companies representing 75% of capitalization on the Comparison Group stock exchange.

o	30% are granted if the TSR of Telefónica S.A. is equivalent to the TSR of companies representing 50% of capitalization on the Comparison Group stock exchange.

o	determined by linear interpolation if the TSR of Telefónica S.A. ranges from 50% to 75% of the capitalization of the Comparison Group stock exchange.

o	No shares are granted if the TSR of Telefónica S.A. is below the TSR of companies representing 50% of capitalization on the Comparison Group stock exchange.

The maximum number of shares attributed in the first cycle as of December 31, 2014 is as follows:

Cycles	Number of shares	Par value in EUR	Final date
1º cycle - October 1, 2014	73,500	12.12	September 30, 2017

d)	Global Employee Share Plan (“GESP”) of Telefónica S.A.

The General Shareholders’ Meeting of Telefónica S.A. held on May 18, 2011, approved the share option incentive plan of Telefónica S.A. for Telefonica Group’s employees, on a global level, including employees of Telefonica Brasil and its subsidiary. Through this plan, they are offered the possibility of acquiring shares of Telefónica S.A., which agrees to freely grant participants with a certain number of its shares, whenever certain requirements are fulfilled.

Initially, the plan is expected to remain effective for two years. Employees enrolled with the plan could acquire Telefónica S.A. shares through monthly contributions of up to 100 Euros (or equivalent in local currency), with maximum of 1,200 Euros over twelve months (vesting period). Shares were granted, as the case may be, after the vesting period, beginning December 1, 2014, and were conditional upon:

·	Beneficiaries staying with the company for the two years of the program (vesting period), subject to certain special conditions in relation to terminations.

·
The exact number of shares to be granted at the end of the vesting period relied upon the number of shares acquired and held by employees. Thus, employees enrolled with the plan, continued with the Group, and who have held the shares acquired for additional twelve months after the vesting period, were entitled to receive one free share for each share they had acquired and held through the end of the vesting period.

Changes (numbers) and weighted average prices of share-based compensation plans described above, for the years ended December 31, 2014 and 2013, are as follows:

	Quantities
	2014				2013
	TFSP	PIP	GESP	Total	PSP	PIP	Total
Outstanding options at January 1	-	1,495,540	-	1,495,540	209,577	1,028,650	1,238,227
Options granted abroad	73,500	498,890	135,659	708,049	-	466,890	466,890
Options overdue in the period year	-	-	-	-	(209,577)	-	(209,577)
Options expired for the year	-	-	(135,659)	(135,659)	-	-	-
Outstanding options at December 31	73,500	1,994,430	-	2,067,930	-	1,495,540	1,495,540

	Weighted average price (Euros)
	2014			2013
	TFSP	PIP	GESP	PSP	PIP
Outstanding options at January 1	-	12.63	-	15.66	13.75
Options granted abroad	12.12	12.12	12.88	-	10.39
Options overdue in the period	-	-	-	15.66	-
Options expired for the year	-	-	12.88	-	-
Outstanding options at December 31	12.12	12.38	-	-	12.07

The Company recognizes the following personnel expenses recorded in groups of Costs of Services, Selling Expenses and General and Administrative Expenses (Note 24), referring to share-based compensation plans, as follows:

Plans	12.31.14	12.31.13	12.31.12
PSP	-	653	3,994
PIP	10,066	11,789	3,000
GESP	1,972	2,285	3,435
Total	12,038	14,727	10,429

32)	POST-RETIREMENT BENEFIT PLANS

The plans sponsored by the Company and related benefits types are as follows:

Plan	Type (1)	Entity	Sponsorship

PBS-A	DB	Sistel	Telefônica Brasil, jointly with other telecoms resulting from privatization of the Telebrás System

PAMA / PCE	Health care	Sistel	Telefônica Brasil, jointly with other telecoms resulting from privatization of the Telebrás System

CTB	DB	Telefônica Brasil	Telefônica Brasil

PBS	DB/Hybrid	VisãoPrev	Telefônica Brasil

PREV	Hybrid	VisãoPrev (2)	Telefônica Brasil

VISÃO	DC/Hybrid	VisãoPrev	Telefônica Brasil and Telefonica Data

(1)	DB = Defined benefit plan
DC = Defined Contribution Plan
Hybrid = Plan that offers both DB and DC-type benefits
(2)	Except for plan CELPREV, managed by Sistel

·	PBS Assisted Plan (PBS-A) and Healthcare Plan to Retirees and Special Coverage Program (PAMA and PAMA-PCE)

The Company, together with other companies of the former Telebrás System, at shared cost, sponsor social security benefit plans, the Assisted PBS Plan (PBS-A) and the Healthcare Plan, the Healthcare Plan to Retiree and Special Coverage Program (PAMA and PAMA-PCE) for retirees. These plans are managed by Fundação Sistel and are closed plans, not admitting new members.

·	CTB Plan

The Company also individually manages and sponsors the CTB Plan, originally provided to former employees of Companhia Telefônica Brasileira (“CTB”) who were in the Company in 1977, with whom an individual retirement concession was granted to encourage their layoffs, This in an informal benefit supplementing the retirement paid to former employees directly by the Company. In the event that the former employee is deceased, the spouse will be entitled to 50% of the benefit amount at upon death. These plans are closed, and no other members are admitted.

·	PBS Plans

The Company individually sponsors defined retirement benefit plans, PBS Plans, managed by Visão Prev, PBS Plans include: (i) PBS Tele Sudeste Celular; (ii) PBS Telemig Celular; and (iii) PBS Telefônica BD (former PBS Telesp, which changed its name to Plano PBS Telefônica BD after merger of PBS Telesp Celular, PBS TCO and PBS Tele Leste Celular. The merger of these plans was approved by PREVIC and published on the Federal Official Gazette of January 28, 2014.

Contributions to the PBS Plans are determined based on actuarial valuations prepared by independent actuaries, in accordance with the rules in force in Brazil. The funding procedure is the capitalization method and the sponsor’s contribution is a fixed percentage of payroll of employees covered by the plan, as described below:

Modality	%
Telefônica DB	11.57
PBS Tele Sudeste Celular	12.08
PBS Telemig Celular	6.11
PAMA	1.50

·	PREV Plans

The Company individually sponsors hybrid defined benefit and defined contribution retirement plans, PREV Plans, managed by Visão Prev (except for Celprev Telemig, managed by Fundação Sistel), Prev Plans include: (i) Vivoprev; (ii) Tcoprev; (iii) Tcpprev; and (iv) Celprev Telemig.

Contributions to PREV plans are:

Vivoprev Plan: Members may apply for three types of contribution to the plan, namely: (i) basic contribution: percentage of 0% to 8% on the participation salary, where the sponsoring employer also contributes with 100% of the member’s basic contribution; (ii) additional contribution: percentage of participation salary, where the sponsoring employer pays no contribution; and (iii) sporadic contribution:  amount and frequency defined by the member, where the sponsoring employer pays no contribution. In addition to these contributions, the sponsoring employer may pay a voluntary contribution, on an occasional basis, which is divided proportionally to the member’s basic contribution.

Tcoprev Plan: Members may apply for three types of contribution to the plan, namely: (i) basic contribution: percentage in accordance with the member’s age, as follows: up to 25 years, from 3% to 8% of participation salary; 26 to 30 years, from 4% to 8% of participation salary; 31 to 35 years, from 5% to 8% of participation salary; 36 to 40 years, from 6% to 8% of participation salary; 41 to 45 years, from 7% to 8% of participation salary; 46 or more years, 8% of participation salary, where the sponsoring employer also contributes with an amount equivalent to the member's basic contribution; (ii) voluntary contribution: percentage of participation salary of up to 22%, chosen by the member, whose basic contribution percentage is 8%, where the sponsoring employer pays no contribution; and (iii) sporadic contribution:  an amount defined by the member, not lower than 10% of the effective amount of the maximum salary for contribution to the plan, where the sponsoring employer pays no contribution. In addition to these contributions, the sponsoring employer may pay a variable contribution, on an occasional basis, calculated based on the percentage payable on payroll of the members bound to the sponsoring employer.

Tcpprev Plan: Members may apply for three types of contribution to the plan, namely: (i) basic contribution: minimum percentage of 1% on the participation salary, plus a full percentage applied on the difference between the participation salary and the pension portion, in accordance with the member’s option and age, as follows: up to 25 years, from 1% to 4%; 26 to 30 years, from 1% to 5%; 31 to 35 years, from 1% to 6%; 36 to 40 years, from 1% to 7% and 41 or more years, from 1% to 8%, where the sponsoring employer also contributes with 100% of the member’s basic contribution; (ii) voluntary contribution: percentage of participation salary of up to 22%, chosen by the member, where the sponsoring employer pays no contribution; and (iii) sporadic contribution:  of an occasional nature, this contribution corresponds to a full percentage chosen by the member, applicable on the bonus, profit sharing and any other payment made by the sponsoring employer to the member, where the sponsoring employer pays no contribution. In addition to these contributions, the sponsoring employer may pay a variable contribution, on an occasional basis, calculated based on the percentage payable on payroll of the members bound to the sponsoring employer.

Celprev Telemig Plan: Members may apply for three types of contribution to the plan, namely: (i) basic normal contribution: percentages of 0%, 0,5%, 1,0%, 1,5% or 2% on the participation salary, for this contribution by the member, the sponsoring employer pays the difference between the member’s basic normal contribution and the sponsoring employer’s compulsory contribution for funding of the sickness allowance benefit; (ii) additional normal contribution: percentages of 0% to 6% in multiple of 0,5% on the portion of the participation salary exceeding 10 (ten) Standard Reference Units of the plan, in this type of contribution, the sponsoring employer also pays 100% of the member’s additional contribution; and (iii) voluntary contribution: of an occasional nature, this contribution corresponds to a full percentage chosen by the member, applicable on the participation salary, where the sponsoring employer pays no contribution, In addition to these contributions, the sponsoring employer can pay contributions occasionally and voluntarily, calculated based on the application of 50% to 150% on the sum of the basic normal contribution and additional normal contribution of the sponsoring employer.

·	VISÃO Plans

The VISÃO MULTI plan and VISÃO plan will hereinafter be shown jointly under the name VISÃO, due to their similarity.

The Company and its subsidiary sponsor defined contribution pension plans with defined benefit components (hybrid plans), i.e. the VISÃO Plans, managed by Visão Prev. The VISÃO plans include: (i) Visão Telefônica Plan; and (ii) Other Visão Plans (Visão Celular CRT Plan, Visão Telebahia Celular Plan, Visão Telerj Celular Plan, Visão Telergipe Celular Plan and Visão Telest Celular Plan).

The contributions to the VISÃO plans are the following:

Visão Telefônica Plan: Members may apply for five types of contribution to the plan, namely: (i) basic contribution: percentage of 2% on the participation salary, where the sponsoring employer also contributes with 100% of the member’s basic contribution; (ii) additional contribution: percentages of 0% to 7% on the portion of the participation salary exceeding 9 (nine) Standard Reference Units, where the sponsoring employer also contributes with 100% of the member’s additional contribution; (iii) sporadic contribution: full percentage chosen by the member, applicable on the participation salary, where the sponsoring employer pays no contribution; (iv) specific contribution: full percentage applicable on the bonus, profit sharing or any other payment made by the sponsoring employer, where the sponsoring employer pays no contribution; and (v) supplementary contribution: amount and frequency defined by the member, where the sponsoring employer pays no contribution. In addition to these contributions, the sponsoring employer may pay a voluntary contribution, on an occasional basis, which is divided proportionally to the member’s basic contribution.

Other Visão plans: Members may apply for four types of contribution to the plan, namely: (i) basic contribution: percentage of 0% to 2% on the participation salary, where the sponsoring employer also contributes with 100% of the member’s basic contribution; (ii) additional contribution: percentages of 0% to 7% on the portion of the participation salary exceeding 9 (nine) Standard Reference Units of the plan, where the sponsoring employer also contributes with 100% of the member’s additional contribution; (iii) sporadic contribution: full percentage chosen by the member, applicable on the participation salary, where the sponsoring employer pays no contribution; and (iv) specific contribution: full percentage applicable on the bonus, profit sharing or any other payment made by the sponsoring employer, where the sponsoring employer pays no contribution. In addition to these contributions, the sponsoring employer may pay a voluntary contribution, on an occasional basis, which is divided proportionally to the member’s basic contribution.

VISÃO MULTI Plan: In 2014, the Company and other sponsors signed an agreement to join the VISÃO MULTI plan, and all employees hired since then are entitled to join this plan. This plan has the features of the VISÃO plans, i,e, it is a defined contribution pension plan with defined benefit components (hybrid plans), and is managed by Visão Prev.

Members may apply for four types of contribution to the VISÃO MULTI plan, namely: (i) basic contribution: percentage of 1% to 2% on the participation salary; (ii) additional contribution: percentages of 0% to 5% on the portion of the participation salary exceeding 9 (nine) Standard Reference Units of the plan; (iii) sporadic contribution: full percentage chosen by the member; and (iv) specific contribution: full percentage applicable on the bonus, profit sharing or any other payment made by the sponsoring employer.

The sponsoring employer also makes payments matching the basic and additional contributions of members, in different proportions, in accordance with the employee's employment time, as follows: up to 4 years, contribution of 50% of the member’s contributions; from 5 to 8 years, contribution of 100% of the member’s contributions; over 8 years, contribution of 125% of the member’s contributions. For the sporadic and specific contributions, the sponsoring employer pays no contribution, In addition to these contributions, the sponsoring employer may pay a voluntary contribution, on an occasional basis, which is divided proportionally to the member’s basic contribution.

The actuarial valuation of the plans was carried out in December 2014 and 2013, based on the registration of the participants as of July 31, 2014 for the plans managed by VisãoPrev and Sistel, both projected for December 31, 2014 and based on the participants as of August 31, 2013 for the plans managed by VisãoPrev and Sistel, respectively, both projected for December 31, 2013, adopting the projected unit credit method, Actuarial gains and losses generated in each year are immediately recognized in net assets (in other comprehensive income).

The assets of the plans refer to December 31, 2014 and 2013, respectively, With regard to the multi-sponsored plans (PAMA and PBS-A), the plan assets were allocated in view of the company’s actuarial liabilities in relation to the actuarial liabilities of the plan.

Out of the total changes recorded in 2014 for the VISÃO plans, the following amounts reflect adhesion to VISÃO MULTI plans: (i) Sponsoring companies’ contribution: R$129; Current service costs: R$84; and asset limitation effect: R$27. These changes generated solely for the VISÃO MULTI plan a surplus of R$18 as at December 31, 2014.

The defined benefit obligation is comprised of different components, in accordance with the characteristics of the pension of each plan and can comprise the actuarial liabilities of obligations to supplement the retirement, medicare subsidy to retirees and dependents and death and disability benefits for the participants. This obligation is exposed to economic and demographic risks, such as: (i) readjustments of medical costs which may affect the cost of medicare plans, (ii) salary growth, (iii) long-term inflation rate; (iv) nominal discount rate and (v) life expectancy of the participants and pensioners.

The fair value of assets of the plans is comprised mainly of fixed income investments (NTNs, LFTs, LTNs, Buyback transaction, CDBs, Debentures, Nacional Treasury Letter and FIDC quotes) and variable income investments (share of large, highly reputable and highly liquid companies). Due to the concentration of the fixed and variable income investments, the assets of the plans are exposed mainly to the risks inherent to the financial Market and to the economic scenario, such as: (i) Market risk in economic sectors where the fixed income investments are concentrated, (ii) risk of events which affect the economic scenario and in the market indexes where the variable income investments are concentrated and c) long-term inflation rate which may consume the profitability of previously indexed fixed income investments.

The consolidated post employment liabilities at December 31, 2014 and 2013 were as follows:

Plan	12.31.14	12.31.13
CTB	59,475	49,158
PAMA	396,654	321,193
Total	456,129	370,351

a)	Reconciliation of assets and liabilities

					Net liabilities (assets) at 12.31.14
	Present value of DB plan obligations	Fair value of plan assets	Net liabilities (assets)	Asset limitation	Noncurrent assets	Noncurrent liabilities
PBS-A (i)	1,241,717	2,240,366	(998,649)	998,649	-	-
CTB	59,475	-	59,475	-	-	59,475
PAMA (i)	453,344	56,690	396,654	-	-	396,654
PBS	214,555	298,225	(83,670)	83,614	(56)	-
VISÃO	12,055	38,798	(26,743)	19,157	(7,586)	-
PREV	31,206	69,766	(38,560)	31,549	(7,011)	-
TOTAL	2,012,352	2,703,845	(691,493)	1,132,969	(14,653)	456,129

					Net liabilities (assets) at 12.31.13
	Present value of DB plan obligations	Fair value of plan assets	Net liabilities (assets)	Asset limitation	Noncurrent assets	Noncurrent liabilities
PBS-A (i)	1,208,268	2,125,944	(917,676)	917,676	-	-
CTB	49,158	-	49,158	-	-	49,158
PAMA (i)	387,460	66,267	321,193	-	-	321,193
PBS	205,949	281,127	(75,178)	70,458	(4,720)	-
VISÃO	9,634	44,788	(35,154)	28,480	(6,674)	-
PREV	28,247	79,844	(51,597)	45,082	(6,515)	-
TOTAL	1,888,716	2,597,970	(709,254)	1,061,696	(17,909)	370,351

(i)	Proportional participation of the Company and its subsidiary in assets and liabilities in multi-sponsored plans PAMA and PBS-A,

b)	Total expenses recognized in P&L

	12.31.14			12.31.13
	Current service cost	Net interest income (expense) on the net actuarial assets/liabilities	Total	Current service cost	Net interest income (expense) on the net actuarial assets/liabilities	Total
CTB	-	5,012	5,012	-	4,126	4,126
PAMA	90	34,590	34,680	139	30,811	30,950
PBS	436	(576)	(140)	644	(101)	543
VISÃO	1,121	(778)	343	4,148	(1,722)	2,426
PREV	1,001	(757)	244	4,270	(2,703)	1,567
TOTAL	2,648	37,491	40,139	9,201	30,411	39,612

c)	Amounts recognized in other comprehensive income

	12.31.14			12.31.13
	Actuarial (gains) losses	Asset limitation effect	Total cost recognized in OCI	Actuarial (gains) losses	Asset limitation effect	Total cost recognized in OCI
CTB	11,174	-	11,174	(482)	-	(482)
PAMA	40,811	-	40,811	(51,336)	-	(51,336)
PBS	(700)	5,568	4,868	47,542	(51,706)	(4,164)
VISÃO	11,444	(12,390)	(946)	(6,847)	19,045	12,198
PREV	17,824	(18,388)	(564)	5,336	19,684	25,020
TOTAL	80,553	(25,210)	55,343	(5,787)	(12,977)	(18,764)

d)	Changes in net defined benefit liabilities (assets)

	Net interest on net defined benefit liability (asset) at 12.31.13	Expenses for 2014	Sponsor contributions for 2014	Amounts recognized in OCI	Net interest on net defined benefit liability (asset) at 12.31.14	Actuarial assets per balance sheet at 12.31.14	Actuarial liabilities per balance sheet at 12.31.14
CTB	49,158	5,012	(5,869)	11,174	59,475	-	59,475
PAMA	321,193	34,680	(30)	40,811	396,654	-	396,654
PBS	(4,720)	(140)	(64)	4,868	(56)	(56)	-
VISÃO	(6,674)	343	(309)	(946)	(7,586)	(7,586)	-
PREV	(6,515)	244	(176)	(564)	(7,011)	(7,011)	-
TOTAL	352,442	40,139	(6,448)	55,343	441,476	(14,653)	456,129

	Net interest on net defined benefit liability (asset) at 12.31.12	Expenses for 2013	Sponsor contributions for 2013	Amounts recognized in OCI	Net interest on net defined benefit liability (asset) at 12.31.13	Actuarial assets per balance sheet at 12.31.13	Actuarial liabilities per balance sheet at 12.31.13
CTB	50,652	4,126	(5,138)	(482)	49,158	-	49,158
PAMA	341,617	30,950	(38)	(51,336)	321,193	-	321,193
PBS	(958)	543	(141)	(4,164)	(4,720)	(4,720)	-
VISÃO	(17,838)	2,426	(3,460)	12,198	(6,674)	(6,674)	-
PREV	(29,252)	1,567	(3,850)	25,020	(6,515)	(6,515)	-
TOTAL	344,221	39,612	(12,627)	(18,764)	352,442	(17,909)	370,351

e)	Changes in defined benefit liabilities

	Defined benefit liability at 12.31.13	Current service cost	Interest on actuarial liabilities	Benefits paid for the year	Allocated member contributions for the year	Actuarial experience (gains) losses	Actuarial (gains) losses based on biometric assumptions	Actuarial (gains) losses based on financial assumptions	Defined benefit liability at 12.31.14
PBS-A	1,208,268	-	124,566	(112,414)	-	17,108	-	4,189	1,241,717
CTB	49,158	-	5,012	(5,869)	-	10,808	-	366	59,475
PAMA	387,460	90	40,833	(19,229)	-	44,716	-	(526)	453,344
PBS	205,949	436	21,382	(15,206)	146	1,419	-	429	214,555
VISÃO	9,634	1,121	947	(464)	188	565	-	64	12,055
PREV	28,247	1,001	2,891	(1,412)	66	332	-	81	31,206
TOTAL	1,888,716	2,648	195,631	(154,594)	400	74,948	-	4,603	2,012,352

	Defined benefit liability at 12.31.12	Current service cost	Interest on actuarial liabilities	Benefits paid for the year	Allocated member contributions for the year	Actuarial experience (gains) losses	Actuarial (gains) losses based on biometric assumptions	Actuarial (gains) losses based on financial assumptions	Defined benefit liability at 12.31.13
PBS-A	1,376,229	-	115,001	(106,210)	-	28,268	32,649	(237,669)	1,208,268
CTB	50,652	-	4,127	(5,138)	-	7,075	1,417	(8,975)	49,158
PAMA	437,241	139	38,759	(15,664)	-	(2,297)	27,808	(98,526)	387,460
PBS	229,119	644	19,520	(14,181)	190	1,706	10,962	(42,011)	205,949
VISÃO	34,666	4,148	2,807	(324)	341	(8,580)	(19,799)	(3,625)	9,634
PREV	53,559	4,270	4,456	(1,707)	171	(7,038)	(17,983)	(7,481)	28,247
TOTAL	2,181,466	9,201	184,670	(143,224)	702	19,134	35,054	(398,287)	1,888,716

f)	Changes in fair value of plan assets

	Fair value of plan assets at 12.31.13	Benefits paid for the year	Participants contributions poured in the year	Sponsor contributions poured in the year	Interest income on plan assets	Return on the plan assets excluding interest income	Fair value of plan assets at 12.31.14
PBS-A	2,125,944	(112,414)	-	-	223,400	3,436	2,240,366
PAMA	66,267	(19,229)	-	30	6,243	3,379	56,690
PBS	281,127	(15,206)	146	64	29,545	2,549	298,225
VISÃO	44,788	(464)	188	309	4,793	(10,816)	38,798
PREV	79,844	(1,412)	66	176	8,503	(17,411)	69,766
TOTAL	2,597,970	(148,725)	400	579	272,484	(18,863)	2,703,845

	Fair value of the plan assets at 12.31.12	Benefits paid for the year	Participants contributions poured in the year	Sponsor contributions poured in the year	Interest income on plan assets	Return on the plan assets excluding interest income	Fair value of plan assets at 12.31.13
PBS-A	2,136,722	(106,210)	-	-	180,936	(85,504)	2,125,944
PAMA	95,624	(15,664)	-	38	7,948	(21,679)	66,267
PBS	342,323	(14,181)	190	140	29,538	(76,883)	281,127
VISÃO	61,189	(324)	341	3,462	5,279	(25,159)	44,788
PREV	106,150	(1,707)	171	3,849	9,218	(37,837)	79,844
TOTAL	2,742,008	(138,086)	702	7,489	232,919	(247,062)	2,597,970

g)	Expected P&L for the year 2015

	Current service cost	Net interest on net defined benefit liability/asset	Total
CTB	-	6,313	6,313
PAMA	82	44,859	44,941
PBS	319	(19)	300
VISÃO	1,231	(917)	314
PREV	1,131	(847)	284
Total	2,763	49,389	52,152

h)	Contributions by the sponsors expected for 2015

	Sponsor contributions	Benefits paid directly by the sponsor	Total
CTB	-	6,419	6,419
PAMA	33	-	33
PBS	131	-	131
VISÃO	1,253	-	1,253
PREV	1,142	-	1,142
Total	2,559	6,419	8,978

i)	Weighted average of the defined benefit obligation

Plano	12.31.14	12.31.13
PBS-A	9.8 years	12.75 years
CTB	8.77 years	11.32 years
PAMA	14.45 years	16.01 years
PBS	11.53 years	15.01 years
VISÃO	7.3 years	8.29 years
PREV	10.88 years	13.62 years

j)	Actuarial assumptions

	2014
Plan	Discount rate at present value of the defined benefit liability	Future salary growth rate	Medical expense growth rate	Nominal annual adjustment rate of pension benefits	Medical service eligibility age	Retirement age	Mortality table for nondisabled individuals	Mortality table for disabled individuals	Disability table	Turnover
PBS	11.28%	6.69%	N/A	5.0%	N/A	57 years	AT-2000 Basic segregated by gender, down-rated by 10%	RP-2000 Disabled Female, down-rated by 40%	Mercer Disability	N/A
VISÃO	11.17%	6.69%	N/A	5.0%	N/A	60 years	AT-2000 Basic segregated by gender, down-rated by 50%	N/A	Light-Fraca, down-rated by 30%	Turnover experience in VISÃO plans (2008 to 2011)
PREV	11.17%, except for TCOPrev Plan,which uses 11.29%	6.69%	N/A	5.0%	N/A	60 years	AT-2000 Basic segregated by gender, down-rated by 50%	N/A, except for TCOPrev Plan,which uses RP-2000 Disabled Male	Light-Fraca, down-rated by 30%	Turnover experience in VISÃO plans (2008 to 2011)
CTB	11.22%	6.69%	N/A	5.0%	N/A	N/A	AT-2000 Basic segregated by gender, down-rated by 10%	N/A	N/A	N/A
PAMA	11.31%	N/A	8.15%	N/A	5% upon reaching 52 years, and 10 years of participation; 3% each subsequent year; 100% in normal retirement eligibility	N/A	AT-2000 Basic segregated by gender, down-rated by 10%	N/A	N/A	N/A
PBS-A	11.26%	N/A	N/A	5.0%	N/A	N/A	AT-2000 Basic segregated by gender, down-rated by 10%	N/A	N/A	N/A

In addition to the aforesaid assumptions, other assumptions common for all the plans were adopted for 2014, as follows:

·	Long-term inflation rate: 5.0%;
·	Capacity factor for salaries and benefits: 98%;
·	Growth of medical costs by age (aging factor): 4%; and
·	Actuarial method: PUC

	2013
Plan	Future salary growth rate	Medical expense growth rate	Nominal annual adjustment rate of pension benefits	Medical service eligibility age	Retirement age	Mortality table for nondisabled individuals	Mortality table for disabled individuals	Disability table	Turnover
PBS	6.18%	N/A	4.5%	N/A	57 years	AT-2000 Basic segregated by gender, down-rated by 10%	RP-2000 Disabled Female, down-rated by 40%	Mercer Disability	N/A
VISÃO	6.18%	N/A	4.5%	N/A	60 years	AT-2000 Basic segregated by gender, down-rated by 50%	N/A	Light-Fraca, down-rated by 30%	Turnover experience in VISÃO plans (2008 to 2011)
PREV	6.18%	N/A	4.5%	N/A	60 years	AT-2000 Basic segregated by gender, down-rated by 50%	N/A, except for TCOPrev,which uses RP-2000 Disabled Male	Light-Fraca, down-rated by 30%	Turnover experience in VISÃO plans (2008 to 2011)
CTB	6.18%	N/A	4.5%	N/A	N/A	AT-2000 Basic segregated by gender, down-rated by 10%	N/A	N/A	N/A
PAMA	N/A	7.64%	N/A	5% upon reaching 52 years, and 10 years of participation; 3% each subsequent year; 100% in normal retirement eligibility	N/A	AT-2000 Basic segregated by gender, down-rated by 10%	N/A	N/A	N/A
PBS-A	N/A	N/A	4.5%	N/A	N/A	AT-2000 Basic segregated by gender, down-rated by 10%	N/A	N/A	N/A

In addition to the aforesaid assumptions, other assumptions common for all the plans were adopted for 2013, as follows:

·	Long-term inflation rate: 4.5%;
·	Discount rate at present value of the defined benefit liability: 10.77%;
·	Capacity factor for salaries and benefits: 98%;
·	Growth of medical costs by age (aging factor): 4%; and
·	Actuarial method: PUC

k)	Changes in actuarial assumptions in relation to the prior year

In order to fit some actuarial assumptions into the economic and demographic reality, a study was carried out to check the adherence to the plans managed by Visão Prev, which approved the new assumptions in its decision-making body.

The financial assumptions with changes in relation to the prior year and which affect the defined benefit liability are as follows: (i) Future salary growth rate; (ii) Annual nominal index for adjustment of pension benefits; (iii) Discount rate at present value of the defined benefit liability; and (iv) Long-term inflation rate.

Following are the impacts on the defined benefit liability in light of the changes in the actuarial assumptions:

	Defined benefit liability, based on current actuarial assumptions	Defined benefit liability, based on prior-year actuarial assumptions	Difference from change in actuarial assumptions
PBS-A	1,241,717	1,237,528	4,189
CTB	59,475	59,109	366
PAMA	453,344	453,870	(526)
PBS	214,555	214,126	429
VISÃO	12,055	11,992	63
PREV	31,206	31,124	82
Total	2,012,352	2,007,749	4,603

l)	Sensitivity analysis of actuarial assumptions

According to the Company, the actuarial assumption is significant, with a reasonable possibility of changes vis-à-vis the demographic and economic scenarios, The discount rate used to present value adjust the defined benefit liability might significantly change the amount of the defined benefit obligation,

Following is the sensitivity analysis of the defined benefit obligation for the 0.5% increase and the 0.5% reduction scenarios involving the discount rate used for present value adjustment of the defined benefit liability:

	Defined benefit liability, discounted to present value	Defined benefit liability, discounted to present value (up by 0.5%)	Defined benefit liability, discounted to present value (down by 0.5%)
PBS-A	1,241,717	1,191,099	1,296,399
CTB	59,475	57,256	61,867
PAMA	453,344	428,060	481,132
PBS	214,555	204,287	225,785
VISÃO	12,055	11,793	12,331
PREV	31,206	29,879	32,657
Total	2,012,352	1,922,374	2,110,171

m)	Allocation of plan assets

	12.31.14
	PBS-A	PAMA	PBS	VISÃO	PREV
Investments with market value quoted in active market:
Fixed income investments
Nacional Treasury Note (NTN)	1,489,843	50,613	176,123	24,494	42,594
Treasury Financial Letter (LFT)	125,236	4,048	-	1,547	2,691
Nacional Treasury Letter (LTN)	-	-	-	1,387	2,411
Buyback transactions	-	-	121,176	2,065	3,591
Certificate of Interbank Deposit (CDB)	62,954	2,029	-	1,081	1,879
Debentures	-	-	-	1,954	3,398
Financial letter	-	-	-	2,150	3,740
FIDC quotes / Others	-	-	-	1,138	1,979
Variable income investments
Investments in food and beverage industry	99,696	-	-	268	662
Investments in aerospace sector	70,572	-	-	-	-
Investments in energy sector	197,152	-	-	237	585
Investments in mining sector	4,481	-	-	230	568
Investments in other sectors	-	-	-	1,823	4,513
Investments in market index (IBrX50)	11,202	-	-	-	-
Structured investments	3,137	-	-	9	21
Real estate investments	152,569	-	-	-	-
Loans to participants	23,524	-	-	-	-

Investments with market value non-quoted in active market:
Loans to participants	-	-	926	415	1,134

Total	2,240,366	56,690	298,225	38,798	69,766

	12.31.13
	PBS-A	PAMA	PBS	VISÃO	PREV
Investments with market value quoted in active market:
Fixed income investments
Nacional Treasury Note (NTN)	1,302,601	53,876	266,580	32,353	55,710
Treasury Financial Letter (LFT)	126,428	204	-	396	682
Nacional Treasury Letter (LTN)	15,205	164	8,066	1,664	2,865
Certificate of Interbank Deposit (CDB)	75,815	12,023	-	759	1,307
Debentures	-	-	-	2,969	5,112
Financial letter	-	-	-	1,877	3,231
FIDC quotes / Others	-	-	5,420	1,209	2,081
Variable income investments
Investments in food and beverage industry	88,886	-	-	367	902
Investments in aerospace sector	44,836	-	-	-	-
Investments in energy sector	206,876	-	-	241	592
Investments in mining sector	7,866	-	-	300	738
Investments in other sectors	-	-	-	2,060	5,066
Investments in market index (IBrX50)	44,857	-	-	-	-
Structured investments	10,630	-	-	-	-
Real estate investments	170,076	-	-	-	-
Loans to participants	31,868	-	-	-	-

Investments with market value non-quoted in active market:
Loans to participants	-	-	1,061	593	1,558

Total	2,125,944	66,267	281,127	44,788	79,844

(*)
Investments in variable income in the following industries: oil, gas and biofuel; telephony; steel and metals; construction and engineering; sales and distribution; transportation; wood and paper; education; financial services and banks; real estate incorporation; tobacco; holdings; and others.

n)	Calendar of due dates of payments of future benefits

	2015	2016	2017	2018	2019	2020 onwards	Total
PBS-A	109,760	114,061	118,362	122,590	126,848	4,371,699	4,963,320
CTB	6,419	6,422	6,415	6,405	6,395	193,600	225,656
PAMA	20,294	22,438	24,776	27,311	30,066	3,530,315	3,655,200
PBS	16,075	16,794	17,545	18,312	19,109	1,125,805	1,213,640
VISÃO	1,985	2,023	2,062	2,108	2,149	34,084	44,411
PREV	3,110	3,198	3,381	3,497	3,613	177,991	194,790
Total	157,643	164,936	172,541	180,223	188,180	9,433,494	10,297,017

33) FINANCIAL INSTRUMENTS

The Company measured its financial assets and liabilities in relation to market values based on available information and appropriate valuation methodologies. However, both interpretation of market information and selection of methodologies require considerable judgment and reasonable estimates in order to produce adequate realizable values. As a result, estimates presented do not necessarily indicate the amounts that may be realized in current market. The use of different market approaches and/or methodologies may have a significant effect on the estimated realizable values. For the years ended December 31, 2014 and 2013, the Company did not identify any significant and impairment in recoverable amount of its financial instruments.

Breakdown of financial assets and liabilities as of December 31, 2014 and 2013 is as follows.

			Book value		Fair value
Financial assets	Classification per category	Fair value hierarchy	12.31.14	12.31.13	12.31.14	12.31.13
Current
Cash and cash equivalents (Note 4)	Loans and receivables		4,692,689	6,543,936	4,692,689	6,543,936
Trade accounts receivable, net (Note 5)	Loans and receivables		6,724,061	5,802,859	6,724,061	5,802,859
Derivative transactions (Note 33)	Measured at fair value through profit or loss	Level 2	2,218	893	2,218	893
Derivative transactions (Note 33)	Coverage	Level 2	611,721	88,606	611,721	88,606

Noncurrent
Trade accounts receivable, net (Note 5)	Loans and receivables		299,405	257,086	299,405	257,086
Equity interest (Note 11)	Available for sale	Level 1	79,805	86,349	79,805	86,349
Derivative transactions (Note 33)	Coverage	Level 2	152,843	329,652	152,843	329,652
Total financial assets			12,562,742	13,109,381	12,562,742	13,109,381

			Book value		Fair value
Financial liabilities	Classification per category	Fair value hierarchy	12.31.14	12.31.13	12.31.14	12.31.13
Current
Trade accounts payable (Note 15)	Amortized cost		7,641,191	6,914,009	7,641,191	6,914,009
Loans, financing, and finance lease (Note 17.1)	Amortized cost		1,509,471	1,236,784	1,646,869	1,417,911
Debentures (Note 17.2)	Amortized cost		755,047	286,929	1,053,265	588,116
Derivative transactions (Note 33)	Measured at fair value through profit or loss	Level 2	568	871	568	871
Derivative transactions (Note 33)	Coverage	Level 2	22,443	43,592	22,443	43,592

Noncurrent
Loans, financing, and finance lease (Note 17.1)	Amortized cost		2,123,126	3,215,156	1,899,755	2,923,290
Debentures (Note 17.2)	Amortized cost		3,411,616	4,014,686	3,077,269	3,698,203
Derivative transactions (Note 33)	Coverage	Level 2	24,133	24,807	24,133	24,807
Total financial Liabilities			15,487,595	15,736,834	15,365,493	15,610,799

Capital management

The purpose of the Company’s capital management is to ensure that a solid credit rating is sustained before the institutions, as well as an optimum capital ratio, in order to support the Company’s businesses and maximize the value to its shareholders.

The Company manages its capital structure by making adjustments and fitting into current economic conditions. For this purpose, the Company may pay dividend, raise new loans, issue promissory notes and contract derivative transactions. For the year ended December 31, 2014, there were no changes in the Company’s objectives, policies or capital structure processes.

The Company includes in the net debt structure the following balances: loans, financing, debentures and finance lease (Note 17) operations with derivatives (Note 33), net of cash and cash equivalents (Note 4) and short-term investments as a guarantee of the BNB financing.

The consolidated net indebtedness rates on the Company’s net assets are as follows:

	12.31.14	12.31.13
Cash and cash equivalents	4,692,689	6,543,936
Loans, financing, debentures, lease and derivative transactions (net of short-term investments pledged as a guarantee for debt repayment)	(7,019,168)	(8,343,761)
Net debt	2,326,479	1,799,825
Net equity	44,950,095	42,894,442
Net debt-to-equity ratio	5.18%	4.20%

Risk management policy

The Company is exposed to several market risks as a result of its commercial operations, debts obtained to finance its activities and debt-related financial instruments.

The key market risk factors that affect the business of the Company are detailed below:

a)	Currency risk

This risk arises from the possibility that the Company may incur losses due to exchange rate fluctuations, which would increase the financial expenses stemming from loans denominated in foreign currency.

At December 31, 2014 and 2013, 15.9% of the financial debt was denominated in foreign currency. The Company has entered into derivative transactions (exchange rate hedge) with financial institutions to hedge against exchange rate variation on its gross debt in foreign currency (R$1,237,422 and R$1,394,523 at December 31, 2014 and 2013, respectively), In view of this, total debt was covered by long position on currency hedge transactions (swap for CDI) on those dates.

There is also the exchange rate risk related to non-financial assets and liabilities in foreign currency, which can lead to a lower amount receivable or higher amount payable, depending on exchange rate variation for the period.

Hedge transactions were taken out to minimize the exchange rate risk related to these non-financial assets and liabilities in foreign currency. This balance is subject to daily changes due to business dynamics, However, the Company intends to cover the net balance of these rights and obligations (US$29,676 thousand and €20,700 thousand payable at December 31, 2014 and US$34,500 thousand and €2,490 thousand payable at December 31, 2013) to minimize its currency risks.

b)	Interest rate and inflation risk

This risk arises from the possibility of the Company incurring losses due to an unfavorable change in internal interest rates, which may negatively affect financial expenses connected with part of debentures pegged to CDI and derivative short position (exchange rate hedge and IPCA and TJLP) taken out at floating interest rates (CDI).

The debt taken out from BNDES is indexed by the TJLP (Long Term Interest Rate) quarterly set by the National Monetary Council, which was kept at 6.0% p.a. from July 2009 to June 2012. From July to December 2012, the TJLP was 5.5% p.a., and reduced to 5.0% p.a. as from January 2013.

The risk of inflation arises from the debentures of 1st Issue – Minas Comunica, indexed by the IPCA, which may adversely affect our financial expenses in the event of an unfavorable change in this index.

To reduce exposure to local floating interest rates (CDI), the Company invests cash surplus of R$4,628,679 (R$6,442,015 at December 31, 2013), mainly in short-term financial investments (Bank Deposit Certificates) based on CDI variation. The carrying amount of these instruments approximates market value, since they are redeemable within short term.

c)	Liquidity risk

Liquidity risk derives from the possibility that the Company does not have sufficient resources to meet its commitments according to the different currencies and terms of execution/settlement of its rights and obligations.

The Company structures the maturity dates of the non-derivative financial agreements, as shown in Note 17, and its respective derivatives as shown in the payments schedule disclosed in the referred note, in such manner as not to affect its liquidity.

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

The credit risk on accounts receivable is diversified and minimized by a strict control of the customer base. The Company constantly monitors the level of accounts receivable of post-paid plans and limit the risk of past-due accounts, interrupting access to telephone lines for past due bills. The mobile customer base predominantly uses the prepaid system, which requires prior charging and consequently entails no credit risk. Exceptions are made for telecommunication services that must be maintained for security or national defense reasons.

The credit risk in the sale of devices and “pre-activated” prepaid cards is managed under a conservative credit policy, by means of modern management methods, including the application of “credit scoring” techniques, analysis of financial statements and information, and consultation to commercial data bases, in addition to request of guarantees.

At December 31, 2014 and 2013, the customer portfolio of the Company had no customers whose receivables were individually higher than 1% of total accounts receivable from services.

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

The Company has internal controls over its derivative instruments, which, according to management, are appropriate to control the risks associated with each market strategy. The Company’s results derived from its derivative financial instruments indicate that the risks have been adequately managed.

The Company determines the effectiveness of the derivative instruments entered into to hedge its financial liabilities at the beginning of the operation and on an ongoing basis (on a quarterly basis). At December 31, 2014 and 2013, derivative instruments taken out were effective for the hedged debts, Provided that these derivative contracts qualify as hedge accounting, the hedged risk may also be adjusted at fair value, according to hedge accounting rules.

The Company entered into swap contracts in foreign currency at different exchange rates hedging its assets and liabilities in foreign currency. In addition, the Company has taken out non-deliverable forward (NDF) transactions to cover the cash payment of the portion, in Euros, referring to the highly probable forecast transaction assumed in the Purchase and Sale Agreement and Other Covenants, through which 100% of the shares issued by GVT will be purchased by the Company, a significant fact disclosed by the Company on September 18, 2014.

At December 31, 2014 and 2013, the Company had no embedded derivative contracts.

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

The consolidated derivative financial instruments shown below are registered with CETIP, All of them are classified as swaps and do not require margin deposits.

					Accumulated effect of recognized fair value
	Notional value		Asset/Liability position adjusted to fair value		Receivables (Payables)
Description	12.31.14	12.31.13	12.31.14	12.31.13	12.31.14	12.31.13

Swap Contracts
Asset Position

Foreign currency	12,427,490	1,339,270	13,530,831	1,843,346	759,118	393,232
US$ (a) (b)	913,635	1,137,843	1,377,413	1,552,367	326,625	318,096
EUR (a) (b)	85,671	18,394	87,018	18,394	690	-
LIBOR US$ (a) (b)	164,572	179,533	266,687	264,615	92,424	75,136
JPY (a) (b)	5,065	3,500	4,781	7,970	-	-
EUR (f)	11,258,547	-	11,794,932	-	339,379	-

Post-fixed rate	1,182,466	736,169	1,125,282	713,292	2,294	4,438
CDI	40,799	36,169	40,925	36,287	21	89
TJLP (d)	1,141,667	700,000	1,084,357	677,005	2,273	4,349

Inflation rates	217,472	232,714	231,938	251,282	5,370	21,481
IPCA (c) (e)	217,472	232,714	231,938	251,282	5,370	21,481

Liability Position

Pre-fixed rate	11,258,547)	-	(11,458,807)	-	(3,254)	-
NDF PRÉ	(11,258,547)	-	(11,458,807)	-	(3,254)	-

Floating rate	(2,358,445)	(2,083,238)	(2,396,771)	(2,148,818)	(41,714)	(66,145)
CDI	(2,358,445)	(2,083,238)	(2,396,771)	(2,148,818)	(41,714)	(66,145)

Foreign currency	(210,118)	(224,911)	(312,834)	(309,221)	(2,176)	(3,125)
US$ (a) (b)	(25,444)	(39,669)	(25,935)	(38,795)	(491)	(373)
EUR (a) (b)	(20,102)	(5,709)	(20,247)	(5,811)	(7)	(65)
LIBOR US$ (a) (b)	(164,572)	(179,533)	(266,652)	(264,615)	(1,678)	(2,687)

		Receivables			766,782	419,151
		Payables			(47,144)	(69,270)
		Amounts receivable, net			719,638	349,881

(a)
Swap of foreign currency (USD) vs, CDI and Money Terms (JPY) (R$1,278,936) – swap transactions contracted with different maturity dates until 2019, to hedge against foreign exchange variation for loans in USD (financial debt carrying amount of R$1,237,422).

(b)
Swap of foreign currency (Euro and Dollar) and (CDI vs, EUR) (R$144,129) – swap contracts entered into with maturities until August 28, 2014, in order to hedge against foreign exchange variation for net amounts payable in Euro and Dollar (carrying amount of R$78,825 in dollar and R$66,755 in euro).

(c)
Swap IPCA vs, CDI percentage (R$29,364) – swap transactions with annual maturity dates until 2014 to hedge against the cash flow identical to the debentures (4th issue – 3rd series) pegged to the IPCA (balance sheet R$31,185).

(d)
Swap TJLP vs, CDI (R$1,084,357) – swap transactions contracted with maturity dates until 2019, to hedge against foreign exchange variation of TJLP for loans with the BNDES (financial debt carrying amount of R$1,164,590).

(e)	Swap IPCA vs, CDI (R$202,574) – swap transactions maturing in 2033 for the purpose of protecting from the IPCA variation risk of finance lease (balance sheet of R$203,361).

(f)
NDF EUR x R$ (R$11,793,932) – futures transactions taken out maturing in 2015 to hedge Euro exposure of a highly probable forecast transaction assumed in purchasing GVT. Payment will be based on GVT’s balance sheet, after the date of approval by relevant authorities; therefore, the payment date is also uncertain.

Derivative transactions for the years ended December 31, 2014 and 2013 are as follows:

	Book value		Fair value
Description	12.31.14	12.31.13	12.31.14	12.31.13

Asset Position

Financial instruments at fair value, recognized in OCI	14,657,305	2,641,449	14,657,305	2,641,449

Cash flow hedges
Non-Deliverable Forwards (NDF) – foreign currency	11,794,932	-	11,794,932	-
Swaps	266,687	231,061	266,687	231,061

Fair Value Hedge
Swaps	2,595,686	2,410,388	2,595,686	2,410,388

Financial instruments at fair value, recognized in income statements	230,746	166,471	230,746	166,471

Derivatives not designated as hedge
Non-Deliverable Forwards (NDF) – foreign currency	4,781	7,970	4,781	7,970
Swaps	225,965	158,501	225,965	158,501
Current assets	13,288,592	768,353	13,288,592	768,353
Noncurrent assets	1,599,459	2,039,567	1,599,459	2,039,567
Liability position

Financial instruments at fair value, recognized in OCI	13,938,826	2,291,590	13,938,826	2,291,590

Cash flow hedges
Non-Deliverable Forwards (NDF) – foreign currency	11,458,807	-	11,458,807	-
Swaps	174,263	157,746	174,263	157,746

Fair Value Hedge
Swaps	2,305,756	2,133,844	2,305,756	2,133,844

	Book value		Fair value
Description	12.31.14	12.31.13	12.31.14	12.31.13

Financial instruments at fair value, recognized in income statements	229,586	166,449	229,586	166,449

Derivatives not designated as hedge
Non-Deliverable Forwards (NDF) – foreign currency	5,271	8,167	5,271	8,167
Swaps	224,315	158,282	224,315	158,282
Current liabilities	12,691,155	723,317	12,691,155	723,317
Noncurrent liabilities	1,477,257	1,734,722	1,477,257	1,734,722

The expected maturities of swap contracts as of December 31, 2014 are as follows:

	Maturity
Swap contract	2015	2016	2017	2018 onwards	Receivables (payables) at 12.31.14

Foreign currency vs.CDI	273,364	28,172	39,464	75,976	416,976
CDI x foreign currency	13	-	-	-	13
Forward	335,635	-	-	-	335,635
TJLP x CDI	(16,151)	(9,486)	(3,558)	1,793	(27,402)
IPCA x CDI	(1,933)	(1,853)	(1,472)	(326)	(5,584)
Total	590,928	16,833	34,434	77,443	719,638

For the purpose of preparing the financial statements, the Company adopted hedge accounting for its foreign currency swaps vs, CDI, IPCA vs, CDI and TJLP vs, CDI swap transactions providing financial debt hedge. Under this methodology, both the derivative and the risk covered are stated at fair value.

At December 31, 2014, ineffectiveness amounted to R$2,195 (R$965 at December 31, 2013).

Income recorded under other comprehensive income referring to currency forwards and swaps designated as cash flow hedge as at December 31, 2014 amounted to R$335,169 (loss amounting to R$5,424 as at December 31, 2013). These cash flow hedge transactions generated income amounting to R$19,742 as at December 31, 2014 (R$17,897 as at December 31, 2013).

At December 31, 2014 and 2013, derivative transactions generated a consolidated net gain of R$98,329 and R$104,728, respectively, according to Note 26,

Sensitivity analysis of the Company’s risk variables

CVM Rule No, 604/09 requires listed companies to disclose, in addition to the provisions of IFRS 7, a table showing the sensitivity analysis of each type of market risk inherent in financial instruments considered significant by management and to which the Company is exposed at the closing date of each reporting period, including all operations involving derivative financial instruments.

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

Sensitivity analysis – Net exposure

Transaction	Risk	Probable	Deterioration 25%	Deterioration 50%
Hedge (receivable)	Derivatives (Risk of USD devaluation)	716,963	896,949	1,077,237
Debt in USD	Debts (Risk of USD devaluation)	(716,963)	(896,949)	(1,077,237)
	Net exposure	-	-	-

Hedge (receivable)	Derivatives (risk of EUR devaluation)	66,392	83,003	99,623
Accounts payable in EUR	Debt (Risk of EUR valuation)	(73,890)	(92,362)	(110,835)
Trade accounts receivable – Euro	Debt (Risk of EUR valuation)	7,135	8,919	10,703
	Net exposure	(363)	(440)	(509)

Hedge (receivable)	Derivatives (risk of EUR devaluation)	11,932,100	14,915,126	17,898,151
Firm commitment in EUR	Debt EUR (Risk of EUR valuation)	(11,932,100)	(14,915,126)	(17,898,151)
	Net exposure	-	-	-

Hedge (receivable)	Derivatives (risk of USD devaluation)	77,310	96,719	116,170
Accounts payable in US$	Debt (Risk of USD valuation)	(160,446)	(200,558)	(240,669)
Trade accounts receivable – USD	Debt (Risk of USD devaluation)	81,621	102,026	122,431
	Net exposure	(1,515)	(1,813)	(2,068)

Hedge (receivable)	Derivatives (Risk of IPCA decrease)	231,938	253,796	279,779
Debt at IPCA rate	Debt (Risk of IPCA increase)	(232,149)	(254,027)	(280,034)
	Net exposure	(211)	(231)	(255)

Hedge (receivable)	Derivatives (Risk of UMBND decrease)	561,939	713,437	869,746
Debt in UMBND	Debt (Risk of UMBND increase)	(561,353)	(712,644)	(868,719)
	Net exposure	586	793	1,027

Hedge (receivable)	Derivatives (Risk of TJLP decrease)	1,084,357	1,149,822	1,219,342
Debt in TJLP	Debt (Risk of TJLP increase)	(1,084,398)	(1,149,868)	(1,219,392)
	Net exposure	(41)	(46)	(50)

Hedge (CDI)
Hedge USD (payable)	Derivatives (Risk of CDI increase)	(458,730)	(458,653)	(458,579)
Hedge USD and EUR (receivable and payable)	Derivatives (Risk of CDI increase)	(11,601,250)	(11,601,223)	(11,601,197)
Hedge UMBND (payable)	Derivatives (Risk of CDI increase)	(405,356)	(410,789)	(415,695)
Hedge TJLP (payable)	Derivatives (Risk of CDI increase)	(1,111,759)	(1,113,020)	(1,114,177)
Hedge IPCA (payable)	Derivatives (Risk of CDI increase)	(237,522)	(237,605)	(237,679)
	Net exposure	(13,814,617)	(13,821,290)	(13,827,327)

Total net exposure in each scenario		(13,816,161)	(13,823,027)	(13,829,182)

Net effect on current fair value variation		-	(6,866)	(13,021)

Assumptions for sensitivity analysis

Risk variable	Probable	Deterioration 25%	Deterioration 50%
USD	2.6562	3.3203	3.9843
EUR	3.2249	4.0311	4.8373
JPY	0.0222	0.0278	0.0333
IPCA	6.41%	8.01%	9.61%
UMBND	0.0518	0.0648	0.0777
URTJLP	1.9741	2.4676	2.9611
CDI	11.57%	14.46%	17.36%

To determine the net exposure of the sensibility analysis, all derivatives were considered at market value and only hedged elements classified under the hedge accounting method were also considered at fair value.

The fair values shown in the table above are based on the status of the portfolio as of December 31, 2014, not reflecting an estimated realization in view of the market dynamics, always monitored by the Company. The use of different assumptions may significantly impact estimates.

34)	COMMITMENTS AND GUARANTEES (RENTALS)

The Company and its subsidiary rent equipment, facilities and stores, administrative buildings, and cell sites through several operating agreements that are not cancellable maturing on different dates, with monthly payments. At December 31, 2014, total amount equivalent to the full contractual period is R$5,423,902 and R$9,919,638, for Company and consolidated, respectively, as follows:

Up to one year	1,285,313
From one to five years	4,405,839
More than five years	4,228,486
Total	9,919,638

35)	SUBSEQUENT EVENTS

On January 30, 2015, Company’s Board of Directors approved the payment of interim dividends amounting to R$2,750,000, based on profits recorded as at December 31, 2014, equivalent to R$2.296522661346 per common share and R$2.526174927480 per preferred share. The payment of these interim dividends will occur no later than the end of 2015 financial year, on a date to be set by the Board of Directors. These interim dividends will be paid according to the equity position of each stockholder on February 10, 2015.