Form 20-F
period 2015-12-31
TELEFONICA BRASIL S.A.
filed 2016-02-26
CIK 1066119

As filed with the Securities and Exchange Commission on February 26, 2016

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015
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

The number of outstanding shares of each class (excluding treasury shares) as of December 31, 2015 was:

Title of Class	Number of Shares Outstanding (excluding treasury shares)
Shares of Common Stock	569,354,053
Shares of Preferred Stock	1,119,339,972

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains statements that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this Annual Report can be identified, in some instances, by the use of words such as “will,” “expect,” “aim,” “hope,” “anticipate,” “intend,” “believe” and similar language or the negative thereof or by the forward-looking nature of discussions of strategy, plans or intentions. These statements appear in a number of places in this Annual Report including, without limitation, certain statements made in “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company,” “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” and include statements regarding our intent, belief or current expectations with respect to, among other things:

·	the size and growth rate of the Brazilian telecommunications market;

·	the accuracy of our estimated demand forecasts;

·	our ability to successfully execute our strategic initiatives and capital expenditure plans;

·	our ability to secure and maintain telecommunications spectrum and infrastructure licenses, rights-of-way and other regulatory approvals;

·	our ability to comply with the terms of our concession agreements;

·	decisions by applicable regulatory authorities to terminate, modify or renew our concession agreements or the terms thereof;

·	new telecommunications regulations or changes to existing regulations;

·	technological advancements in our industry and our ability to successfully implement them in a timely manner;

·	our ability to successfully integrate GVT’s operations or to realize expected benefits;

·	network completion and product development schedules;

·	the level of success of competing networks, products and services;

·	the possible requirement to record impairment charges relating to goodwill and long-lived assets;

·	increased competition in the Brazilian telecommunications sector;

·	the cost and availability of financing;

·	uncertainties relating to political and economic conditions in Brazil as well as those of other emerging markets;

·	inflation, interest rate and exchange rate risks;

·	the Brazilian government’s policies regarding the telecommunications industry;

·	the Brazilian government’s tax policy;

·	the Brazilian government’s political instability;

·	adverse decisions in ongoing litigation;

·	regulatory and legal developments affecting the telecommunications industry in Brazil; and

·	other risk factors discussed under “Item 3. Key Information—D. Risk Factors.”

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

Our financial statements prepared in accordance with IFRS as of December 31, 2015 and December 31, 2014 and for the years ended December 31, 2015, December 31, 2014 and December 31, 2013 have also been filed with the CVM, the local securities regulator in Brazil and made publicly available. Our selected financial information included in “Item 3. Key Information—A. Selected Financial Data” should be read in conjunction with, and is qualified in its entirety by, our financial statements and “Item 5. Operating and Financial Review and Prospects” appearing elsewhere in this annual report.

The consolidated financial statements as of December 31, 2015 and 2014 and for each of the three years in the period ended December 31, 2015 are in compliance with IFRS, as issued by the IASB and also with the pronouncements, interpretations and guidance issued by the IASB and the IFRS Interpretations Committee, or the IFRIC, which entered into force as of January 1, 2015.

We have made rounding adjustments to reach some of the figures included in this annual report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Results of Vivo Participações and Vivo are consolidated into our financial statements for nine months in 2011, as from April 1, 2011. Consequently, our results of operations for the year ended December 31, 2011 are not comparable with our results of operations for the years ended December 31, 2015, 2014, 2013 and 2012.

Results of GVT Participações S.A. are consolidated into our financial statements for the eight months starting on May 1, 2015 and ending on December 31, 2015. Consequently, our results of operations for the year ended December 31, 2015 are not comparable with our results of operations for the years ended December 31, 2014, 2013, 2012 and 2011.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	Selected Financial Data

The selected financial data presented below should be read in conjunction with our consolidated financial statements, including the notes thereto included elsewhere in this annual report. Our consolidated financial statements included herein as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 have been audited by Ernst & Young Auditores Independentes S.S. The report of Ernst & Young Auditores Independentes S.S. on the consolidated financial statements appears elsewhere in this annual report.

On March 25, 2011, the boards of directors of Vivo Participações, our former subsidiary, and Telefônica Brasil approved the terms and conditions of the corporate restructuring of both companies, which was approved unanimously by the shareholders of both companies on April 27, 2011.

Our consolidated financial statements include Vivo Participações and Vivo as of April 1, 2011 through the full consolidation method. Because Vivo Participações and Vivo are consolidated into our financial statements as of April 1, 2011, our results of operations for the years ended December 31, 2011 are not comparable with our results of operations for the year ended December 31, 2015, 2014, 2013 and 2012. Results of GVT are consolidated into our financial statements as from May 1, 2015. Consequently, our results of operations for the year ended December 31, 2015 are not comparable with our results of operations for the years ended December 31, 2014, 2013, 2012 and 2011. For further information on our corporate restructurings, see “Item 4.A Historical Background—Corporate Restructuring Involving Telefônica Brasil and Vivo Participações” and “Item 4.A Historical Background—GVT Acquisition.”

The following tables present a summary of our selected financial data at the dates and for each of the periods indicated. You should read the following information together with our audited consolidated financial statements and the notes thereto included elsewhere in this annual report and with “Item 5. Operating and Financial Review and Prospects.”

	Year ended December 31,
Income Statement Data:	2015	2015	2014	2013	2012	2011
	(in millions of U.S. dollars)(1)	(in millions of reais)
	(except for share and per share data)
Net operating revenue	10,317	40,287	35,000	34,722	33,919	29,117
Cost of goods and services	(5,210)	(20,345)	(17,223)	(17,542)	(16,557)	(15,035)
Gross profit	5,107	19,942	17,777	17,180	17,362	14,082
Operating expenses, net	(3,766)	(14,702)	(12,668)	(12,248)	(10,152)	(8,290)
Equity in earnings (losses) of associates	1	2	7	(55)	1	4
Operating income, net	1,342	5,242	5,116	4,877	7,211	5,796
Financial expense, net	(217)	(848)	(362)	(215)	(291)	(141)
Income before tax	1,125	4,394	4,754	4,662	6,920	5,655
Income and social contribution taxes	(249)	(974)	183	(946)	(2,468)	(1,293)
Net income	876	3,420	4,937	3,716	4,452	4,362
Attributable to:
Controlling shareholders	876	3,420	4,937	3,716	4,453	4,355
Non-controlling shareholders	—	—	—	—	(1)	7
Basic and diluted earnings per share:
Common Shares	0.55	2.15	4.12	3.10	3.72	4.40
Preferred Shares	0.61	2.37	4.53	3.41	4.09	4.84
Cash Dividends per share in reais, net of withholding tax:
Common Shares	0.52	2.04	2.04	1.86	2.57	4.78
Preferred Shares	0.58	2.25	2.25	2.04	2.82	5.26

Balance Sheet Data:	As of December 31,
	2015	2015	2014	2013	2012	2011
	(in millions of U.S. dollars)(1)	(in millions of reais)
	(except for share and per share data)
Property, plant and equipment, net	7,805	30,477	20,454	18,442	17,604	17,147
Total assets	26,041	101,685	73,065	69,504	70,251	65,489
Loans and financing—current portion	569	2,222	1,509	1,237	1,270	1,000
Loans and financing—noncurrent portion	1,141	4,455	2,123	3,215	3,774	3,969
Debentures—current portion	31	121	755	287	702	469
Debentures—noncurrent portion	877	3,424	3,412	4,015	2,254	788
Shareholders’ equity	17,560	68,567	44,950	42,894	44,681	43,331
Attributable to:
Controlling shareholders	17,560	68,567	44,950	42,894	44,681	43,326
Noncontrolling shareholders		—	—	—	—	5
Capital stock	16,280	63,571	37,798	37,798	37,798	37,798
Number of shares outstanding (in thousands)(2)		1,688,694	1,123,269	1,123,269	1,123,269	1,123,884

Cash Flow Data:	Year ended December 31,
	2015	2015	2014	2013	2012	2011
	(in millions of U.S. dollars)(1)	(in millions of reais)

Operating activities:
Net cash provided by operating activities	2,535	9,897	9,384	9,576	10,054	8,128
Investing activities:
Net cash used in investing activities	(3,746)	(14,626)	(7,608)	(5,543)	(3,721)	(2,007)
Financing activities:
Net cash provided by (used in) financing activities	1,376	5,373	(3,627)	(4,622)	(2,089)	(4,729)
Increase (decrease) in cash and cash equivalents	165	644	(1,851)	(589)	4,244	1,392
Cash and cash equivalents at beginning of year	1,202	4,693	6,544	7,133	2,889	1,497
Cash and cash equivalents at end of year	1,367	5,337	4,693	6,544	7,133	2,889

(1)	Translated for convenience only using the commercial offer rate as reported by the Central Bank as of December 31, 2015 for reais into U.S. dollars of R$3.9048 to US$1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate as of that or any other date. In addition, translations should not be construed as representations that the real amounts represent or have been or could be converted into U.S. dollars as of that or any other date.

(2)	As of the date of this annual report, we held 2,291 thousand treasury shares.

Exchange Rates

The Central Bank allows the real/U.S. dollar exchange rate to float freely and has intervened to control the exchange rate volatility. However, the exchange market may continue to be volatile, and the real may depreciate or appreciate substantially in relation to the U.S. dollar. The Central Bank or the Brazilian government may intervene in the exchange rate market.

Since 1999, the Central Bank has allowed the real/U.S. dollar exchange rate to float freely, and, since that time, the real/U.S. dollar exchange rate has fluctuated considerably. In 2010, the real appreciated by 4.3% against the U.S. dollar. In 2011 and 2012, the real depreciated by 12.6% and 8.9%, respectively, against the U.S. dollar. In 2013 and 2014, the real depreciated further 14.6% and 13.4%, respectively against the U.S. dollar. On December 31, 2015, the year-end real/U.S. dollar exchange rate was R$3.9048 per US$1.00.

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

	Exchange Rates of R$ per US$1.00
	Period-End	Average(1)	High	Low
Year ended December 31,
2011	1.8758	1.6746	1.9016	1.5345
2012	2.0435	1.9550	2.1121	1.7024
2013	2.3426	2.1605	2.4457	1.9528
2014	2.6562	2.3547	2.7403	2.1974
2015	3.9048	3.3387	4.1949	2.5754

Month
August 2015	3.6467	3.5143	3.6467	3.4425
September 2015	3.9729	3.9065	4.1949	3.6725
October 2015	3.8589	3.8801	4.0010	3.7386
November 2015	3.8506	3.7765	3.8506	3.7010
December 2015	3.9048	3.8711	3.9831	3.7476
January 2016	4.0428	4.0524	4.1558	3.9863
February 2016 (through February 25)	3.9400	3.9743	4.0492	3.8653

Source: Brazilian Central Bank.

(1)	Annually, represents the average of the exchange rates on the last day of each month during the periods presented; monthly, represents the average of the end-of-day exchange rates during the periods presented.

On February 25, 2016, the exchange rate was R$3.9400 to US$1.00. The real/dollar exchange rate fluctuates and, therefore, this exchange rate may not be indicative of future exchange rates.

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

In the past, the Brazilian government has intervened in the Brazilian economy and made changes in policy and regulations. The Brazilian government’s actions to control inflation and affect other policies have often involved wage and price controls, currency devaluations, capital controls, limits on imports, among other things. Our business, financial condition, results of operations and the market price of our preferred shares and ADSs may be adversely affected by changes in government policies, especially those related to our sector, such as changes in telephone fees and competitive conditions, as well as general economic factors, including:

·	currency fluctuations;

·	exchange control policies;

·	internal economic growth;

·	inflation;

·	energy policy;

·	interest rates;

·	liquidity of domestic capital and lending markets;

·	tax policies; and

·	other political, diplomatic, social and economic developments in or affecting Brazil.

Uncertainty over the possibility of the Brazilian government implementing changes in policy or regulation affecting these or other factors in the future may contribute to economic uncertainty in Brazil and heightened volatility in the Brazilian securities markets and securities issued abroad by Brazilian companies. In addition, possible political crisis may affect the confidence of investors and the public in general, which may result in economic deceleration and affect the trading prices of shares issued by companies listed on the stock exchange, such as us.

Our business may be vulnerable to the current disruptions and volatility in the global financial markets.

The Brazilian economy is subject to risks and adjustments arising from international financial conditions. In general, the global financial markets presented less volatility and less unfavorable liquidity conditions than in previous years. However, foreign and national financial institutions, including some of the largest commercial banks, investment banks, mortgage lenders, guarantors and mortgage insurance companies, could still experience significant difficulties, including runs on their deposits and inadequate liquidity.

Various governments may continue to intervene in their financial systems and perform fiscal and monetary adjustments. There is no assurance, however, that these measures will be successful in stabilizing conditions in international financial markets.

The conditions in the global financial markets may have a material adverse effect on our ability to access the capital markets under appropriate financial conditions, which may adversely affect our operations. Furthermore, an environment of economic downturn may negatively affect the financial stability of our customers, which could result in a general reduction in Brazil’s economic activity and the consequent loss of income for us.

Political instability may have an adverse impact on the Brazilian economy and on our business.

Political conditions in Brazil may affect the confidence of investors and the public in general, as well as the development of the economy. The first year of Dilma Rousseff’s second term was marked by an unstable political scenario. The ongoing investigations into allegations of corruption in state-controlled enterprises and the unstable political scenario that has slowed the pace of the fiscal adjustment were factors that may have contributed to the decline of the confidence of investors and the public in general, resulting in the current recession. The unstable political scenario may also have an adverse impact on our business, financial condition, results of operations and the market price of our preferred shares and ADSs.

Inflation and government efforts to curb inflation may contribute to economic uncertainty in Brazil, adversely affecting our business and results of operations.

Brazil has historically experienced high rates of inflation. Inflation and certain governmental measures taken in the attempt to curb inflation have had significant negative effects on the Brazilian economy. In 2015, inflation measured by the Brazilian consumer price index (Índice de Preços ao Consumidor), or IPCA, reached 10.67%, above the upper limit of 6.5%, established by the CMN. In 2016, the Brazilian monetary policy will continue to use the IPCA as reference for the inflation target. The inflation target for 2016 is set at 4.5%, allowing 2 percentage points below or above this target, which is similar to the target for 2015. If the Central Bank’s assessment is that inflation will be above this target, it may raise interest rates, directly affecting the cost of our debt and indirectly reducing the demand for products and services related to telecommunications. In 2016, factors that may adversely affect consumer inflation are, among others, the further depreciation of the real against global benchmark currencies, a possible decision by the Brazilian federal government to raise utility prices (such as electricity tariffs) and potential tax increases.

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

Increases in interest rates may have a material adverse effect on our business. The Monetary Policy Committee of the Central Bank (Comitê de Política Monetária do Banco Central do Brasil) sets the basic interest rate for the Brazilian financial system based on the future inflation rate and the central inflation target. On December 31, 2015, the basic interest rate was 14.25% per year, compared to 11.75% per year on December 31, 2014. The basic interest rate remained stable on January 20, 2016 and is currently 14.25% per year. Although the current market consensus points to an IPCA above upper limit of the target, the Copom justified its decision based on higher external uncertainties, especially the Chinese economy slowdown. The Central Bank stated that it will remain vigilant. As a result, the Central Bank may keep the overnight rate (Sistema Especial de Liquidação e de Custódia – Selic) stable for the next months and may increase rates depending on how the macroeconomic scenario evolves. Such rate increases may adversely affect our business and results of operations.

Fluctuations in exchange rates may adversely affect our ability to meet liabilities denominated or linked to foreign currencies or reduce our income in foreign currency, and may have a material adverse effect on the market value of our preferred shares and ADSs.

The exchange rate between the U.S. dollar and the Brazilian real has experienced significant fluctuations in recent years. The real depreciated 49% against the U.S. dollar between 2000 and 2003, appreciated by 32% from 2004 to 2011 and depreciated by 86% from 2012 to 2015 (calculated according to the annual average exchange rates).

As of December 31, 2015, 16.5% of our total indebtedness of R$10.2 billion was denominated in foreign currency (of which 10.6% was denominated in U.S. dollars). As of December 31, 2015, we had currency hedges in place to cover all of our financial foreign currency-denominated indebtedness.

Approximately 32.0% and 8.3% of the costs relating to our network infrastructure and services provided by outside vendors is payable or linked to payment by us in U.S. dollars or Euros, respectively. By contrast, 99.6% of our revenue is generated in reais, except income derived from hedging transactions, international long-distance interconnection fees and services to customers outside of Brazil.

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

The market for securities issued by Brazilian companies may be influenced, to varying degrees, by economic conditions in both developing and developed economies. The reaction of investors to developments in other countries may have an adverse impact on the market value of securities of Brazilian companies. Crisis in other emerging countries or the economic policies of other countries may reduce investor demand for securities of Brazilian companies, including our preferred shares. Any of the foregoing developments may adversely affect the market value of our preferred shares and hinder our ability to access the capital markets and finance our operations in the future on acceptable terms and costs, or at all.

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

Our business is subject to extensive regulation, including any regulatory changes that may occur during the terms of our concession agreements and our authorizations to provide telecommunication services. ANATEL, the main telecommunications industry regulator in Brazil, regulates, among other things:

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

We may be unable to successfully accomplish expected synergies of the GVT acquisition.

In order to achieve the full potential of expected GVT synergies, we will depend on our ability to continue to effectively integrate GVT’s business and management into our business and management. The integration of GVT into Telefônica has been progressing according to schedule; however, there are inherent risks to any integration that may harm the process. We have to integrate certain systems and processes, such as customer service, field operations, investments optimization, as well as GVT’s services into our mix of products. While the integration process has progressed smoothly so far, it consumes time and brings uncertainties to the business.

An inability to fully capture the benefits of synergy opportunities, including delays on integration process, would have an adverse effect on our operations and financial results.

Our concession may be terminated by the Brazilian government under certain circumstances.

We operate our fixed line business in the state of São Paulo under a concession granted by the Brazilian government. According to the terms of the concession, we are obligated to meet certain universal service requirements and to maintain minimum quality and service standards. For example, ANATEL requires that we satisfy certain conditions with respect to, among other things, expansion of our network to provide public pay-phone service for all locations with a population over 100 inhabitants, expansion of our network to provide private individual telephone service for all locations with a population over 300 inhabitants and several targets of quality of service. Our ability to satisfy these and other terms and conditions may be affected by factors beyond our control. Our failure to comply with the requirements of our concession may result in the imposition of fines up to R$50.0 million or other government actions, including the termination of our concession. Any partial or total revocation of our concession would have a material adverse effect on our financial condition and results of operations.

Moreover, the concession agreements establish that all assets owned by us, which are indispensable to the provision of the services described in such agreements, are considered “reversible assets” (bens reversíveis) and are deemed to be part of the concession assets. According to recent interpretation by ANATEL of current regulation, reversible assets will be automatically returned to ANATEL upon expiration of the concession agreements, according to the regulation in force at that time and would not be available to creditors in the event of insolvency, bankruptcy or similar events. The most recent net book value of our reversible assets is dated December 31, 2015 and estimated at R$7.9 billion, which is comprised of switching and transmission equipment and public use terminals, external network equipment, energy equipment and system and operation support equipment.

The expiration date of our fixed line concession agreements is December 31, 2025. The concession agreements contain a provision allowing ANATEL to review the concession terms in 2015 and 2020. This provision permits ANATEL to update the renewed concession agreements with respect to network expansion, modernization and quality of service targets in response to changes in technology, competition in the marketplace and domestic and international economic conditions. In December, 2015, ANATEL received a request from the Ministry of Communications to postpone the review of the concession agreement in order to provide the proper time for analysis. As a result, such review will now take place on April 30, 2016.

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

On June 27, 2014, as set forth in our concession agreement for fixed line services in the state of São Paulo, ANATEL opened a public comment period for the revision of the terms of our concession agreement. The comment period, which ended on December 26, 2014, was opened for comments on certain topics such as service universalization, rates and fees and quality of services, among others. We submitted our comments on time and according to the established rules. Depending on the evaluation made by ANATEL of the contributions and the Federal Government’s final decision regarding the terms of universal service goals, ANATEL may impose new targets, with values that we are not able to predict, which may have a materially adverse effect on our financial condition and results of operations.

Consolidation in the Brazilian telecommunications market may increase competition in the near future.

Some of the main telecommunication groups in Brazil have been going through a series of mergers and acquisitions. On February 19, 2014, Oi S.A., or Oi, and Portugal Telecom SGPS, S.A., or Portugal Telecom, entered into a subscription agreement pursuant to which Portugal Telecom agreed to subscribe to Oi common and preferred shares as part of a capital increase by contributing all of the share capital of PT Portugal SGPS, S.A., or PT Portugal, to Oi. According to the valuation report, the shares of PT Portugal were valued at an amount between €1,623.3 million (R$5,296.4 million) and €1,794.1 million (R$5,853.9 million).

Furthermore, on December 8, 2014, Oi’s board of directors approved the general terms and conditions for the sale of all of the shares of PT Portugal to Altice S.A., or Altice. The sale involves substantially all of PT Portugal’s operations in Portugal and Hungary. The transaction was approved by the shareholders of Portugal Telecom on January 22, 2015. At closing, on June 2, 2015, Oi transferred to Altice all of the shares issued by PT Portugal for €5.8 billion, subject to certain adjustments.

On May 18, 2014, AT&T announced an agreement to acquire DirecTV (one of the shareholders of SKY Brasil) in a stock-and-cash transaction for US$95 per share. The expected synergies are primarily driven by increased economies of scale in video. The two companies, DirecTV and AT&T, have more than 26 million video subscribers in the United States, and the merger is currently under review by U.S. Department of Justice and the Federal Communications Commission because their combined operations will have a significant impact on the U.S. Pay TV market. DirecTV currently has approximately 21.2 million customers in its Latin American operations, which include Brazil.

On October 23, 2015, Oi S.A. announced a proposal by the investment group, Letter One, to enter into exclusive negotiations with respect to a possible consolidation of the Brazilian telecommunications sector, involving a business combination with TIM Participações S.A. According to the proposal, Letter One would make a capital contribution of up to US$4.0 billion in Oi S.A., subject to the consolidation activities. However, on October 26, 2015, TIM Participações S.A. communicated to the market that it has no negotiation in place with the aforementioned parties in relation to any potential consolidation in the Brazilian market.

Mergers and acquisitions may change the market dynamic, create competitive pressure and force small competitors to find partners and may require us to adjust our operations, financial condition, marketing strategies (including promotions) and product portfolio.

We face significant competition in the Brazilian market.

The Brazilian telecommunications market growth (in revenues) remained stable in 2015, mainly due to the required reductions in mobile termination rates as well as a decrease in the use of traditional services (fixed voice and lower speed broadband). By contrast, premium services such as ultra-broadband and mobile postpaid boosted the revenues of telecommunications companies. Customers are demanding higher quality and more data availability, which require investments in the development and expansion of new technologies (Fiber and 4G), pressing companies’ results.

Additionally, the following factors have also impacted competition in the telecommunications sector: (1) commercial and pricing pressures from new mobile portfolios launched by competitors; (2) competitors increasing 3G and 4G coverage, improving the quality of service provided by them; and (3) low-cost alternative services, such as voice and text services provided over IP and Video on Demand, may affect our competitive position in the market.

We continuously monitor the market progress in order to anticipate future challenges and opportunities and how to address them. Nevertheless, our operational results, market position, competitiveness in the market and margins may be negatively affected if we are unable to keep the same pace as our competitors.

Our results of operations may be negatively affected by the application of the Fixed Commuted Telephone Service (Serviço de Telefonia Fixa Comutada), or STFC, rules relating to fixed telephone service and the Personal Mobile Service (Serviço Móvel Pessoal), or SMP, rules relating to mobile services.

We receive payments for the termination of calls in our fixed network. On May 18, 2014, ANATEL established a gradual decrease in termination rates for the STFC concessionaries, including TU-RL (Urban Usage Rate), TU-RIU1 (Interurban Usage Rate Level 1) and TU-RU2 (Interurban Usage Rate Level 2). In addition, in 2014, ANATEL established gradual decreases in mobile interconnection fees, also known as mobile termination rates, or MTR, based on a cost model. Such figures appear in the following table:

	2015	2016	2017	2018	2019
Sector 31 (fixed)
TU-RL	N/A	0.01139	0.00574	0.00289	0.00146
TU-RU1	N/A	0.05339	0.02191	0.00899	0.00369
TU-RU2	N/A	0.06129	0.02348	0.009	0.00345
Mobile
Region I	0.16751	0.09317	0.04928	0.02606	0.01379
Region II	0.16237	0.10309	0.05387	0.02815	0.01471
Region III	0.14776	0.11218	0.06816	0.04141	0.02517

We cannot assure that new mobile service plans will not be suspended by ANATEL, or that the mobile interconnection fees we negotiated will not be changed and future negotiations regarding mobile termination rates will be as favorable as those that were previously set by ANATEL. If the readjustments to mobile interconnection fees that we negotiated are cancelled or if negotiated mobile interconnection fees in the future are less favorable to us, our business, financial condition, revenues, results of operations and prospects may be adversely affected.

ANATEL’s annual regulations regarding interconnection fees could have an adverse effect on our results.

ANATEL has the authority to issue new regulations affecting many of our areas of operations. Such new regulations could have an adverse effect on our operating results because: (1) ANATEL could significantly reduce the interconnection fees we are able to charge, thereby reducing our revenues (see “—Our results of operations may be negatively affected by the application of the Personal Mobile Service (Serviço Móvel Pessoal), or SMP, rules relating to mobile services”); (2) ANATEL may allow more favorable conditions for economic groups without significant market power; (3) the granting of new licenses may increase competition in our area from other operators, which could adversely affect our prices or market share, thereby reducing our revenues; (4) ANATEL may require that revenue received for the usage of the SMP network must be included in the calculation of operating revenue, which will increase the cost of renewing licenses; and (5) ANATEL’s general plan of updating the telecommunications regulations targets several areas of vital importance for the mobile telecommunications business, such as regulations (A) to improve the quality of services, which may cause an increase in operating costs, (B) of virtual mobile operations, or MVNO, which may cause an increase in competitive pressure, (C) against SMP providers exercising market power to negotiate lower mobile termination rate fees, which could cause a decrease in our revenues from the mobile termination rate fees we are able to charge to SMP providers, and (D) relating to multimedia communication. For a detailed description of the regulations issued by ANATEL and their impact on our business, see “Item 4. Information on the Company—Business Overview—Regulation of the Brazilian Telecommunications Industry.”

The industry in which we conduct our business is continually changing and evolving technologically, which demands adequate changes in the regulatory environment.

The telecommunications industry is subject to rapid and significant technological changes. Our future success depends on our ability to anticipate and adapt in a timely manner to technological changes. We expect that new products and technologies will emerge and that existing products and technologies will be further developed.

The advent of new products and technologies could have a variety of consequences. These new products and technologies may reduce the price of our services by providing lower-cost alternatives, for instance over-the-top, or OTT, players (that provide voice and messages over IP), and creation of new digital services. New product and technologies may also be superior to, and render obsolete, the products and services we offer and the technologies we use, thus requiring investment in new technology.

Furthermore, such new technologies will demand changes in the regulatory environment challenging the government agencies and telecommunication companies. For example, companies that provide OTT services, that have some characteristics of the telecommunications service, are not subject to the same rules that a telecommunications operator, this gap can bring additional challenges to telecommunications operators. Currently, it is unclear what the level of regulation for this type of service will be.

Resolution No. 600, approved in November 2012, establishes relevant markets and asymmetric measures which were intended to stimulate the competition in such markets. We are subject to review by ANATEL to decide if we have a significant market power in a specific relevant market and, as a result, are subject to asymmetric measures. Both relevant markets and asymmetric measures will be evaluated every four years beginning in 2016 and the list of companies deemed to have significant market power will be reviewed every two years. Such asymmetric measures may have material adverse effect on our financial condition and results of operations.

On November 23, 2015, the Ministry of Communications opened a public consultation on the new regulatory framework for telecommunications until January 15, 2016. In this regard, in the short term, the public debate involves the exemption of obligations associated with STFC, when provided in the Public Regime, in order to ensure the sustainability of a business in a noticeable decline. Failure to implement these exemptions can compromise the operational and financial results of the concessionaires.

The Brazilian Government has authority to establish which public services should be provided under the Concession Regime and under the Authorization Regime. Services under a Concession Regime, in general, are considered essential to society and therefore must conform to a set of rules to ensure the continued provision and accessibility to the entire population. The Fixed Broadband Service is currently provided under the Authorization Regime, however current proposals being analyzed include the possibility of switching such services to a Concession Regime. Such changes, when altering the current dynamic of the fixed broadband market, could result in adverse outcomes in our financial and operating results.

Lastly, the concept of reversibility of assets associated with our concession agreement and its current regulation, needs to be adjusted given the advent of technological convergence, with companies sharing their infrastructure between different services, both under Concession and Authorization regimes. The revision of the regulation of reversible assets would remove the current legal uncertainty imposed on concessionaires and stimulate a more efficient use of assets.

Changes to any of the above described regulations may have a material effect on our financial condition and results of operations.

We are subject to certain risks related to conditions and obligations imposed by ANATEL for the use of the spectrum needed for the LTE services we offer.

In 2010, ANATEL required multichannel multipoint distribution service, or MMDS, companies, including us, to return a significant portion of the 2.5GHz spectrum we owned at that time. In addition, on June 12 and 13, 2012, ANATEL held a public auction for 273 lots of 4G, on the 2.5GHz to 2.69GHz frequencies. We acquired the “X” band, with a nationwide coverage, for R$1.05 billion. According to spectrum cap rules for bidding processes, we had to return the remaining portion of the 2.5GHz spectrum we previously owned to operate our MMDS services. In order to meet the coverage obligations and the schedule defined by ANATEL, we have made 4G services available to 183 metropolitan areas in Brazil including cities with over 200,000 residents. To complete the coverage requirements, we will need to implement 4G coverage as follows:

·	by December 31, 2015: all cities with over 200,000 residents;

·	by December 31, 2016: all cities with over 100,000 residents;

·	by December 31, 2017: 787 cities with between 30,000 and 100,000 residents and 117 cities with fewer than 30,000 residents;

·	by December 31, 2018: another 117 cities with fewer than 30,000 residents; and

·	by December 31, 2019: 156 more cities with fewer than 30,000.

The coverage from commitments on 4G technology in the 2.5 GHz band set for December 31, 2015 consisted in covering the 88 municipalities with a population between 200,000 and 500,000 inhabitants, excluding capital cities, which were prior period goals. Telefônica deployed 4G coverage in these municipalities and serves its customers through the use of its own network or by agreement of RAN-sharing approved by ANATEL in December 2015. Verification of compliance with these targets will be made by the Agency under a supervisory throughout 2016, on schedule not yet defined.

Two thirds of the of coverage commitments related to cities between 20,000 and 100,000 inhabitants, and all referring to cities with less than 30,000 inhabitants may be fulfilled with other frequency bands.

In 2012, ANATEL auctioned a 450 MHz frequency lot that is tied to the 2.5 GHz band, to meet voice and data demand in remote rural areas. Under band “X,” which we acquired in the bidding process, we will be required to provide infrastructure in rural areas in the states of Alagoas, Ceará, Minas Gerais, Paraíba, Pernambuco, Piauí, Rio Grande do Norte, Sergipe, and countryside of São Paulo, for a total of 2,556 municipalities. The schedule for providing infrastructure in the rural areas requires that 100% of municipalities have infrastructure in place by December 2015, with a transmission rate of 256Kbps and by December 31, 2017, all of these municipalities will be expected to have 1Mbps. ANATEL is currently analyzing whether the obligations that should have been met by the end of 2015, set out in the auction regarding the frequencies of 2.5GHz and 450 MHz, were met.

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

In January, 2016, the Ministry of Communications postponed the Analog TV Switch Off to December 2018 in the state capitals/biggest cities and by December 2023 in the remaining cities. The 700 MHz frequency must be completely cleaned and ready to use by December 2019, even in the cities where the Switch Off will occur later on. In those cases, the TV signal will be redirected to other frequency.

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

Currently, there are approximately 250 municipal laws in Brazil that limit the installation of new antennas for mobile service, which has been a barrier to the expansion of mobile networks. Those laws are meant to regulate issues related to zoning and the alleged effects of the radiation and radiofrequencies of the antennas. The federal law, that establishes new guidelines to create a consolidated plan for the installation of antennas was approved in 2015, however, it is still pending specific regulation. Despite the federal initiative, as long as the municipal laws remain unchanged, the risk of noncompliance with regulations and of having services of limited quality in certain areas continues to exist.

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

Beginning on March 30, 2015, the different forms of foreign portfolio investments in Brazil, including investments via Depositary Receipts, have been regulated by CMN Resolution 4,373, of September 29, 2014 or Resolution No. 4,373, which revoked the former rule (CMN Resolution 2,689, of January 26, 2000) that had been in effect for the previous 15 years. Resolution No. 4,373 provides for the issuance of Depositary Receipts in foreign markets in respect of shares of Brazilian issuers, and pursuant to this regulation, the ADSs benefit from the certificate of foreign capital registration, which permits Citibank N.A., as depositary, to convert dividends and other distributions with respect to preferred shares into foreign currency, and to remit the proceeds abroad. Holders of ADSs who exchange their ADSs for preferred shares will then be entitled to rely on the depositary’s certificate of foreign capital registration for five business days from the date of exchange. Thereafter, they will not be able to remit non-Brazilian currency abroad unless they obtain their own certificate of foreign capital registration, or unless they qualify under CMN Resolution No. 4,373, which entitles certain investors to buy and sell shares on Brazilian stock exchanges without obtaining separate certificates of registration. CMN Resolution No. 4,373, of September 29, 2014, replaced both CMN Resolution No. 1,927 and CMN Resolution No. 2,689 as of March 30, 2015. Further rules will be issued by CVM and the Central Bank regulating foreign investments in ADSs, including with regard to the exchange of ADSs for preferred shares and the remittance of funds arising from the sale of these preferred shares.

If holders of ADSs do not qualify under Resolution No. 4,373, they will generally be subject to less favorable tax treatment with respect to our preferred shares. There can be no assurance that the depositary’s certificate of registration or any certificate of foreign capital registration obtained by holders of ADSs will not be affected by future legislative or regulatory changes, or that additional Brazilian law restrictions applicable to their investment in the ADSs may not be imposed in the future.

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

Based on the fact that the ADSs are issued and registered abroad, we believe that gains on the disposition of ADSs made outside of Brazil by nonresidents of Brazil to another non-Brazilian resident would not be subject to Brazilian taxation, since they would not fall within the definition of assets located in Brazil for purposes of Law 10,833. However, considering the general and unclear scope of Law No. 10,833 and the absence of judicial/administrative court rulings in respect thereto, we cannot be assured that such an interpretation of this law will prevail in the courts of Brazil. Brazilian tax authorities also do not provide clear guidance in this respect, and may treat such transaction as subject to capital gain tax in Brazil at the rate of 15% (or 25% if the non-Brazilian holder is located in a tax haven jurisdiction), plus potential fines and interest. Therefore, if the income tax is deemed to be due, the gains may be subject to income tax in Brazil at a rate of 15.0% (general taxation) or 25.0% (if the nonresident seller is located in a tax haven, a country which does not impose any income tax, which imposes it at a maximum rate lower than 20.0%, or in which the laws impose restrictions on the disclosure of ownership composition or securities ownership or the identification of the effective beneficiary of income attributed to nonresident holders). See “Item 10. Additional Information—E. Taxation—Brazilian Tax Considerations.”

Certain Factors Relating to Our Controlling Shareholder

Our controlling shareholder has power over the direction of our business.

Telefónica S.A., or Telefónica, our controlling shareholder, and its affiliates currently own directly and indirectly approximately 94.47% of our voting shares and 73.58% of our total capital stock. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.” As a result of its share ownership, Telefónica has the power to control us and our subsidiaries, including the power to elect our directors and officers and to determine the outcome of any action requiring shareholder approval, including corporate reorganizations and the timing and payment of our dividends. Given this degree of control over our company, circumstances could arise under which the interests of Telefónica could be deemed to be in conflict with the interests of our other shareholders.

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

According to Brazilian Law, the transaction must be approved by both ANATEL and CADE. On December 22, 2014, ANATEL approved the transaction and imposed certain obligations, which include (1) the maintenance of current GVT services and plans within the same geographic scope in which GVT operates today, requiring, in addition, that the successor company expand its operations to at least ten new municipalities within three years beginning on January 26, 2015; and (2) the waiver of the STFC license held by GVT within 18 months of ANATEL’s decisions, because regulations establish that the same economic group cannot hold more than one FSTS license in the same geographic area. We understand that obligations imposed do not compromise the terms of the GVT acquisition or its value. In addition, ANATEL required that the subsequent swap transaction, which contemplates that Vivendi will exchange a portion of its stake in Telefônica Brasil for a portion of Telefónica S.A.’s indirect stake in Telecom Italia be subject to a distinct and specific approval process.

On March 25, 2015, CADE provisionally approved the GVT acquisition, subject to a series of obligations imposed to prevent any undesired concentration effects of the merger. Such obligations require that we:

·	Maintain, for at least three years, the current geographical coverage for STFC, SCM and SeAC services;

·	Maintain, for at least three years, the current average broadband speed for GVT’s customers on a nationwide basis. The reference as of December, 2014 is 15.1 Mbps;

·	Maintain, for at least three years, the current average broadband speed for GVT’s customers in São Paulo. The reference as of December, 2014 is 18.25 Mbps; and

·	Do not exchange, directly or indirectly, classified information, strategic or competitively sensitive information with any other company or between management and representative responsible for subsidiaries of Vivendi Group, Telefónica Group and Telecom Italia Group related to its operations in the Brazilian market.

In November 2015, ANATEL consented to our corporate reorganization involving Telefônica Brasil S.A. and Global Village Telecom S.A. The approval was subject to certain conditions such as the end of overlap licenses of STFC, SCM and SeAC within 18 months and the obligation to present a list of all assets from the companies incorporated in our STFC (Sector 31, Region III) concession area, confirming the absence of reversible assets burdened judicially (by means of a negative certificate), or in case of attachment, present the appropriate requests for replacement.

The prior consent mentioned allows us to capture the benefits of the corporate reorganization. Besides, a reduction in the telephonic fixed service’s basic fee will take place transferring tax gains related to this operation to our customers.

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

As of December 31, 2015, we had 569,354,053 outstanding common shares (excluding treasury shares), with no par value per share, and 1,119,339,972 outstanding preferred shares, with no par value per share. Our shareholders’ equity was in the amount of R$68.6 billion as presented in our audited financial statements prepared in accordance with IFRS.

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

Telefónica and Telecom Italia Agreement

The Italian company TELCO S.p.A. had a 22.4% interest with voting rights in Telecom Italia, and is its major shareholder. Telecom Italia holds an indirect interest in TIM Participações S.A., or TIM, a Brazilian telecommunications company. None of Telefónica, Telefônica Brasil or any other affiliate of Telefónica is involved with or has decision-making powers over TIM’s operations in Brazil, although Telefónica does hold an indirect interest with respect to TIM’s operations in Brazil. They are also legally and contractually forbidden from exercising any voting rights in TIM’s operations in Brazil. TIM and Telefônica Brasil compete in all markets in which they operate in Brazil and maintain usual and customary contractual relations with one another as well as with the other players in the telecommunications industry (many of which are regulated and reviewed by ANATEL), and notice is given to ANATEL and CADE, when required, concerning the commitments assumed pursuant to these contracts so as to ensure total independence of their operations.

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

On January 1, 2014, Italian shareholders of TELCO S.p.A. granted Telefónica an option to purchase all of their shares in TELCO S.p.A. The ability to exercise this call option was subject to approvals from the applicable antitrust authorities and telecommunications regulatory agencies as applicable (including in Brazil and Argentina). The call option was available since January 1, 2014 and remained available during the shareholders’ agreement mentioned above was in effect, except (i) during the period between January 15 and February 15, 2015 and (ii) during certain periods in the event that the Italian shareholders of TELCO S.p.A. requested TELCO S.p.A.’s spin-off.

On December 4, 2013, CADE announced its decision to approve, subject to the limitations described below, the acquisition, by Telefónica, of the total interest held by Portugal Telecom in Brasilcel, which previously controlled Vivo Participações. The transaction had previously been approved by ANATEL and its completion (requiring no prior approval from CADE at the time) took place immediately after approval from ANATEL, on September 27, 2010. Pursuant to CADE’s decision of December 4, 2013, Telefônica was required to (1) obtain a new shareholder and share control over Vivo Participações with Telefónica, under the same conditions applied to Portugal Telecom when it held an interest in Brasilcel or (2) Telefónica should cease to have, either directly or indirectly, equity interest in TIM.

Additionally, on December 4, 2013, CADE announced its decision to impose a R$15 million fine on Telefónica for violating the intent and purpose of the agreement executed by and between Telefónica and CADE (as a requirement to approve the initial purchase transaction of Telecom Italia in 2007), due to the subscription and payment, by Telefónica, of non-voting shares of TELCO S.p.A. in the context of its recent capital increase. This decision also required that Telefónica would dispose of its non-voting shares held in TELCO S.p.A. The deadlines for compliance with the conditions and obligations imposed by CADE in both decisions were classified as confidential by CADE.

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

On June 16, 2014, TELCO, S.p.A.’s Italian shareholders exercised their right to a spin-off, in accordance with the shareholders’ agreement. The implementation of the spin-off was approved by the shareholders on July 9, 2014 and was subject to approval from ANATEL and CADE. When approved by ANATEL and CADE, the spin-off would consist of the shares held by Telecom Italia being spun-off to four new companies, each of which would be wholly owned by one of TELCO, S.p.A.’s shareholders and each of which would hold shares of Telecom Italia, S.p.A. proportional to their holding in TELCO, S.p.A.

As a result of the spin-off, Telefónica S.A. would indirectly hold 14.77% of Telecom Italia S.p.A. of which 8.3% would be exchanged with Vivendi as consideration in the GVT acquisition and 6.47% would be tied to debentures issued by Telefónica S.A. in July 2014 convertible into shares of Telecom Italia upon maturity.

On December 22, 2014, ANATEL authorized the spin-off of TELCO, S.p.A. conditional on the suspension of all control rights of Telefónica S.A. in Telecom Italia, S.p.A. and its subsidiaries. In addition, ANATEL authorized the GVT acquisition, subject to certain regulatory obligations. On March 25, 2015, CADE approved the spin-off of TELCO S.p.A. and the GVT acquisition, subject to certain regulatory obligations. Such obligations are in accordance with the transaction and are already being fulfilled.

On April 7, 2015, ANATEL approved the swap transaction to exchange 12% of our common shares and 0.7% of our preferred shares owned by Vivendi for 8.3% Telecom Italia’s common shares with voting rights, previously held by Telefónica, S.A..

On July 29, 2015, Telefónica, S.A. entered into an agreement with Vivendi, S.A. through which Telefónica, S.A. committed to transfer its treasury shares representing approximately 0.95% of its capital stock in exchange for Telefônica Brasil S.A. preferred shares (received by Vivendi, S.A. in the GVT acquisition) representing approximately 3.5% of our capital stock. Pursuant to this agreement, Vivendi, S.A. has committed to, among other obligations: (i) refrain from selling the Telefónica shares during specified periods (lock up), and (ii) comply with certain restrictions that, in case of sale, and once the lock up periods have lapsed, would ensure an orderly sale of such shares.

On July 30, 2015, Vivendi S.A. announced that after the closing of the New York Stock Exchange on July 30, 2015, it sold 67.9 million preferred shares of Telefônica Brasil S.A. (representing 4.0% of our capital stock).

As a result of the above, Telefónica no longer held, directly or indirectly, any economic interest in TELCO on December 31, 2015.

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

As consideration for the acquisition, we agreed to pay a portion of the price in cash and a portion in kind, in the form of our common and preferred shares, as follows: (1) €4,663,000,000 to be paid in cash on the closing date, as adjusted pursuant to the stock purchase agreement, and (2) our common and preferred shares amounting to 12% of our total share capital following the capital increase contemplated in the stock purchase agreement and the merger of shares of GVTPar, which must be in the same proportion as our existing common shares and preferred shares. The total consideration was paid after the conclusion of (A) a capital increase, the proceeds of which were used to pay the cash consideration described in (1) above, and (B) the merger of shares of GVTPar into us.

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

On March, 25 2015 CADE’s administrative tribunal approved the transaction on the basis of certain confidential commitments offered by us and Vivendi S.A. The commitments include the execution of two merger control agreements: the first between CADE and us and the second between CADE and Vivendi S.A.

On March 25, 2015, our board of directors approved the public offering of shares, including shares in the form of ADSs, pursuant to a capital increase in the amount of R$15,812,000,038.03, through issuance of 121,711,240 common shares, at a price of R$38.47 and 236,803,588 preferred shares, at a price of R$47.00 as well as an additional 6,282,660 preferred shares pursuant to the exercise of the over-allotment option.

On May 28, 2015, our shareholders approved the ratification of the Stock Purchase Agreement and Other Covenants, entered into by the Company, as Buyer, and Vivendi S.A. and its subsidiaries, Société d’Investissements et de Gestion 108 SAS and Société d’Investissements et de Gestion 72 S.A., as Sellers, whereby all the shares issued by GVTPar, the controlling shareholder of Global Village Telecom S.A., were acquired by us.

Therefore, as provided for in the stock purchase agreement, we paid a portion of the GVT acquisition price in cash, receiving shares of GVTPar and GVT Operator, and another portion in shares, to FrHolding108 as a result of the merger of GVTPar’s shares into us, representing 12% of our capital stock after the merger.

After the merger and as a result of the acquisition, our corporate structure is as follows:

On June 24, 2015, the transaction for the exchange of shares between Telefónica and Société d’Investissements et de Gestion 108 SAS, a company controlled by Vivendi S.A. was completed, through which FrHolding108 transferred to Telefónica 76,656,559 shares representing 4.5% of our capital stock, including 68,597,306 common shares representing 12% of such class of shares and 8,059,253 preferred shares representing 0.72% such class of shares, in exchange for 1,110,000,000 shares representing 8.2% of the common shares of Telecom Italia, S.p.A., previously held by Telco TE, S.p.A., a subsidiary of Telefónica.

On July 29, 2015, Vivendi S.A. sold 67.9 million preferred shares, representing 4% of our capital stock. On the same day, Telefónica S.A. announced that it entered into an agreement with Vivendi’s subsidiary Société d’Investissements et de Gestion 108 SAS, through which Telefónica committed to deliver 46.0 million of its treasury shares, representing 0.95% of its share capital, in exchange for 58.4 million preferred shares of Telefonica Brasil, S.A., (received by Société d’Investissements et de Gestion 108 SAS. in the context of the acquisition of GVT Participaçoes, S.A.). On September 16, 2015, the exchange of shares was concluded. Consequently, Telefónica S.A.’s interest in the Company was increased by 5.2% in relation to the total preferred shares of the Company, and by 3.5% in relation to the total capital stock of the Company. Conversely, SIG108 shareholding interest in the Company was reduced by the same proportion. Therefore, from that date on, SIG108 does not hold any interest at the Company.

Acquisition of Telefônica Transporte e Logística Ltda. (TGLOG) by TData

On October, 28, 2015, TData, as buyer, and Telefónica Gestión de Servicios Compartidos España S.A., as seller, entered into a Stock Purchase agreement that resulted in the acquisition of Telefônica Transporte e Logística Ltda., a company headquartered in Brazil which provides Logistics services.

Capital Expenditures

Year Ended December 31, 2015

In 2015, considering the consolidation effect of GVT from May 1, 2015, we invested R$7,667.5 million, a 16% decrease over the amount we invested in 2014, primarily due to the cost of acquiring the new 700 MHz frequency spectrum, in an amount of R$2,770 million. However, the consolidation of GVT’s investment partially compensates for the decrease in investments with spectrum licenses (20% increase in capital expenditures, excluding licenses). Investments in projects are strongly focused on network (which accounted for 86% of investments in 2015, excluding licenses) and include expenditures on items such as radio access network (Node-Bs, eNode-Bs and WCDMA carriers), transmission backhaul and backbone, FTTH and copper network. The investments help sustain our commercial and revenue growth while maintaining the quality of the services provided and are also designed to prepare us for medium-term growth.

To meet the needs of an increasingly data driven and connected society, significant investments were made to support the strong growth of data usage in our residential fiber, mobile 3G/4G and dedicated corporate networks. We continue to invest in expanding our national data transmission backbone to meet the increase in mobile data traffic throughout Brazil.

The following table sets forth our capital expenditures for each year in the three-year period ended December 31, 2015.

	Year ended December 31,
Telefônica Brasil	2015	2014	2013
	(in millions of reais)
Network	6,557.6	5,517.0	4,683.3
Technology / Information Systems	870.3	590.4	569.5
Others(1)	239.6	3,033.0	780.5
Total capital expenditures	7,667.5	9,140.4	6,033.3

(1)	Consists primarily of handset sales made to corporate customers for the length of their contracts, furniture and fixtures, office equipment and store layouts and an amount of R$2,770 million in 2014 and R$0.1 million in 2015 related to the acquisition of the new 700MHz frequency spectrum, and R$451 million in 2013 related to the upgrade of the 1,900 MHz frequency for 3G usage.

Year Ended December 31, 2014

In 2014, we invested R$9,140.4 million, a 52% increase over the amount we invested in 2013, primarily due to the cost of acquiring the new 700 MHz frequency spectrum, in an amount of R$2,770 million; however, we also increased the capital expenditures for projects (14% in capital expenditures, excluding licenses).

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

B. Business Overview

We are the leading mobile telecommunications company in Brazil (28.4% market share as of December 31, 2015, based on accesses), with a particularly strong position in postpaid mobile services (42.4% market share as of December 31, 2015, based on accesses). We are also the leading fixed telecommunications company in the state of São Paulo where we began our business as a fixed telephone service provider pursuant to our concession agreement. In the same period, we reached almost 65% of market share in ultra-fast broadband accesses with speeds higher than 34 Mbps in the state of São Paulo.

According to ANATEL’s customer service performance index, we are and have been the highest-quality mobile operator in Brazil. Our Vivo brand, under which we market our mobile services, is among the most recognized brands in Brazil. The quality of our services and strength of our brand recognition enable us to, on average, achieve higher prices relative to our competition and, as a result, generally earn higher margins. As of December 31, 2015, our average revenue per mobile user, or ARPU, of R$25.8 represented a significant premium relative to the market average of R$15.3 (considering the average Mobile ARPU of Claro, TIM and Oi for the third quarter of 2015). In 2015, we captured 49.8% of the net additions of 5.5 million in the postpaid mobile segment. We offer our clients a complete portfolio of products, including mobile and fixed voice, mobile data, fixed broadband, ultra-fast broadband, or UBB (based on our Fiber to the Home, or FTTH and Fiber to the Curb, or FTTC infrastructure), Pay TV, information technology and digital services (such as e-health, cloud and financial services). We also have one of the most extensive distribution networks of the sector, where our clients can obtain certain services, such as purchasing credit for prepaid phones.

We seek to continue to increase our operating margins by focusing on developing and growing our product offerings so that they comprise an integrated portfolio of higher-margin services. As part of this strategy, we acquired GVT, a high-growth telecommunications company in Brazil that offers high-speed broadband, fixed telephone and Pay TV services to high income customers across its target market, primarily located outside the state of São Paulo.

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

Our mobile portfolio includes voice and broadband internet access through 3G and 4G as well as value-added services, including voice mail, voice mail translation in speech-to-text (“Vivo Torpedo Recado”), caller identification, voice minutes in unlimited bundles to other mobile phones of postpaid customers, ring tones (“Vivo Som de Chamada”), and innovative services such as multi-media backup, cloud based services to save texts (“Vivo Torpedo Center”) and our “MultiVivo” services, which allow the customer to share a 3G, 3G Plus and 4G connection with up to five mobile devices. All these services can be bought directly by the client at Vivo Service Stores (“Lojas de Serviços Vivo”).

We also offer wireless roaming services through agreements with local mobile service providers throughout Brazil and other countries, allowing our subscribers to make and receive calls while outside of our concession areas. We provide reciprocal roaming rights to the customers of the mobile service providers with which we have such agreements.

Data Services

We provide fixed broadband through xDSL technologies, coaxial cable and FTTX. Under the brand Vivo Internet Fixa we offer internet with speeds ranging from 1Mbps to 10Mbps and under the brand Vivo Internet Fibra we offer the Ultra Broadband service with speeds of 50, 100, 200 and 300Mbps.

In 2015, we covered 100% of the municipalities in our concession area in the state of São Paulo, reaching more than 7.1 million fixed broadband customers nationwide, and we expanded our fiber network in São Paulo to reach 4.7 million homes.

In 2010, we began offering the “Banda Larga Popular,” an initiative of the government of the state of São Paulo to provide broadband at affordable prices to the low-income population. This product currently has a top speed of 2Mbps.

In mobile broadband, we offer the HSPA+ technology, commercially known as 3G Plus. This technology is already being offered in 100% of our WCDMA coverage, allowing customers with compatible terminals to reach up to three times the speed of traditional 3G. We also offer the LTE system in a new spectrum (2.6 Ghz). Initially we covered the host and sub-host cities of the 2013 FIFA Confederations Cup and 2014 FIFA World Cup, in compliance with the schedule established by ANATEL, and subsequently expanded the coverage to other locations pursuant to the criteria established by ANATEL. By the end of 2015, 183 municipalities relied on our 4G coverage, including primarily the state capital cities, the Federal District and cities with a population of more than 200,000 inhabitants.

Through the GVT acquisition, we were able to further expand our data services by providing high speed broadband to high income customers across our target markets. GVT’s last mile architecture is based on Fiber to the Cabinet, or FTTC technology, with broadband commercial speeds of up to 300 mbps. GVT provides services that are complementary to our own, with limited overlap with the services we provide. Such complementary services include fiber broadband to locations in the state of São Paulo (outside of the city of São Paulo, where we already have a large presence) and nationwide. GVT has more than 3.1 million high-speed broadband clients, of which almost 91% are located outside the state of São Paulo.

Wireless Internet (SMP)

We use a variety of technologies to provide wireless internet services to our customers. Our 3G network is currently available nationwide. In addition, we provide 3G Plus technology to customers with compatible handsets, offering higher speeds and transmission rates than the traditional 3G network. We also provide LTE or 4G technology, which as of December 31, 2015 was available in 183 municipalities, reaching 46.6% of Brazil’s population. As of December 31, 2015, our 3G network was available in 3,524 municipalities, reaching 88.8% of Brazil’s population, and our 2G network was available in 3,757 municipalities, reaching 91.3% of Brazil’s population.

In 2014, Vivo conducted a systematic change in the offer and fruition of data packets within the SMP, blocking data usage after consumption of the total contracted volume. This change, which began with the customers who use the SMP in the prepaid billing model, to enhance the user experience in handling this type of connection. In 2015, we began adopting the new system of offer and fruition of data packets within the SMP for customers who used the service in the post-paid billing model.

With the adoption of this new model, Vivo strengthened the guarantee that consumers can monitor their respective consumption data at any time in the relationship portal with the client, known as “My Vivo” or even by through the application “My Vivo”.

Pay TV Services

We began offering subscription-based television, or “Pay TV,” services via DTH (“direct to home,” a special type of service that uses satellites for the direct distribution of television and audio signals to subscribers) on August 12, 2007. We currently provide Pay TV services by means of DTH and IPTV (a type of service that offers video broadcast through the use of IP protocol) technologies and as of December 31, 2015, had 1.8 million Pay TV customers, including 171,000 IPTV customers. We currently offer DTH to the entire state of São Paulo and offer IPTV and cable in the metropolitan area of the city of São Paulo. With the GVT acquisition, we have also been able to expand our Pay TV services by offering GVT’s services, which include a combination of standard channel line ups and interactive services like Video-on-Demand, or VoD, to a wider range of consumers.

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

We continuously aim to consolidate our network and increase its offerings, to deliver the best possible service to our customers and to meet their expectations. Some of the improvements we have made in recent years include advancements in the migration of time-division multiplex switches to next generation network switches, which offer new digital services to our clients and reduce our maintenance costs, including improvements in levels of security, power supply, battery and air conditioning infrastructure. The most significant implementation of technology has been a project to exchange optical cabinets, used for offering voice and data services without broadband internet, for Multi-Service Access Nodes, which allows us to offer broadband service to a large number of clients who did not previously have this service.

The fixed-wireless services, or FWT, is a fixed voice service provided using mobile infrastructure. It is aimed at lower income customers mainly outside São Paulo and as of December 31, 2015 we had more than 750 thousand fixed voice accesses using this technology.

Network and Facilities

We provide industrial exploration of dedicated lines (Exploração Industrial de Linha Dedicada), or EILD, pursuant to our concession agreement and our authorization agreements. The EILD consists of the rental of dedicated circuits and clear channel protocols for the provision of services to third parties.

The EILD are used to meet the demands of other carriers. The circuits are requested with different service level agreements, and we are required to provide the facilities with contingency routes, sites and equipment to improve the service against points of failure. In 2016 we expect to meet demand of more than 500 Gbps of bandwidth in special circuits.

Our network consists of an access layer that connects our clients through our copper or optical networks, which are connected to voice and data centers. These centers are interconnected locally or remotely through transmission equipment connected predominantly with fiber optics and occasionally through a microwave network, which together form a network layer that enables connectivity between the various central aggregate service platforms as well as interconnection with other carriers. Our network strategy is based on the expansion of the fiber optic access network to allow greater coverage and broadband services for our customers, as well as to develop an integrated multiservice network and multimedia applications. As a telecommunication service provider, we do not manufacture equipment for the construction of our networks and facilities. We buy the equipment from qualified suppliers in Brazil and abroad and through this equipment we implement our networks and facilities through which we supply our services.

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

At the end of 2015, we had 298 local and long-distance interconnection agreements and 118 agreements for provision of local traffic and long-distance.

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

Digital Services

We continue to make strides in 2015 in the process of becoming a digital telecommunications company in areas such as financial services, machine-to-machine operations, e-health solutions, safety, video, education and advertising. In the e-health area, for example, we have over 2.9 million clients as well as a wide portfolio of products directed towards the B2C segment. Also, in education we have over 2.5 million clients proving services with recognized value to our customers. With these new developments, we aim to democratize access to health, wellness and education services ensuring quality and innovation in the services delivered.

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

Sale of Devices and Accessories

In addition, we sell handsets and accessories at our physical stores, to customers who purchase our digital services. We sell only GSM and WCDMA devices such as handsets, smartphones, broadband USB modems and devices that are certified to be compatible with our network and service. We have special offers on smartphones, USB modems and other data devices for customers of bundled packages. Our current device suppliers are Motorola, LG, Samsung, Sony, Alcatel, Apple, D-Link, ZTE and JBL (Harman).

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

Local Rates

Our concession agreement sets forth three mandatory plans for local fixed service, and allows us to design alternative pricing plans. Customers have a choice among three plans that we are required to offer or any other alternative plan that we may choose to offer. ANATEL must be informed of any alternative plan and notified of its implementation. The three main mandatory plans are:

·	Local Basic Plan: for clients that make mostly short-duration calls (up to three minutes), during regular hours;

·	Mandatory Alternative Service Plan (Plano Alternativo de Serviços de Oferta Obrigatória or PASOO): for clients that make mostly long-duration calls (above three minutes), during regular hours and/or that use the line for dial-up service to the internet; and

·	Individual Special Class Access (Acesso Individual Classe Especial or AICE): a plan created specifically for families enrolled in the Brazilian government’s social program.

The following table outlines the basic billing requirements and gross rates for the Local Basic Plan and the Mandatory Alternative Plan as of the date of this annual report:

Characteristics of Plan	Local Basic Plan	Mandatory Alternative Service Plan
Monthly Basic Assignment
Allowance (minutes included in the residential assignment)	200 minutes	400 minutes
Commercial Assignment Allowance (minutes included in the commercial assignment)	150 minutes	360 minutes
Local Call Charges
Regular Hours
Completing the call (minutes deducted from the allotment)	—	4 minutes
Completing the call after the terms of the allotment Sector 31	—	R$0.17318
Local Minutes–charges in excess use of the allotment Sector 31	R$0.11293	R$0.04329
Minimum time billing	30 seconds	—
Reduced Hours
Charge per answered call (minutes deducted from allotment)	2 minutes	4 minutes
Charge per answered call after the allotted duration Sector 31	R$0.21878	R$0.17318

As of the date of this annual report, the subscription to the AICE plan costs R$7.73 (excluding taxes) and allows for 90 minutes of local fixed-line calls per month. Any additional fixed or mobile calls may be made only if the customer purchases prepaid credits. The prices of mobile and long-distance calls are determined pursuant to a standard plan.

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

The initial price cap agreed by ANATEL and us in our authorizations was based on the previously existing or bidding prices, and has been adjusted annually on the basis of a formula contained in our authorizations. The latest price adjustment of the Local Basic Plan took place in November 2015 and averaged a 10.02% increase throughout the different states in Brazil.

Other telecommunications companies that interconnect with and use our network must pay certain fees, primarily an interconnection fee. The interconnection fee is a flat fee charged per minute of use that directly affects the mobile services rates. Since 2005, ANATEL has permitted free negotiations for mobile interconnection fees, or MTR.

In December 2013, ANATEL established the reference values for MTR for 2014 and 2015. In July 2014, ANATEL established values for the years 2016, 2017, 2018 and 2019. The table below shows the ranges for these reference values:

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

TV Rates

Pay TV rates are not regulated. Service operators are able to freely set the rates for alternative service plans.

Taxes

The cost of telecommunications services to each customer includes a variety of taxes. The main tax is a state value-added tax, the Imposto sobre Circulação de Mercadorias e Serviços, or ICMS, which the Brazilian states impose at rates ranging from 7% to 35% on certain revenues from the sale of goods and services, including telecommunication services.

Other taxes include: (1) Federal Social Contributions (Contribuição para o Programa de Integração Social), or PIS, and Social Security Financing Contributions (Contribuição para o Financiamento da Seguridade Social), or COFINS; (2) Fund for Universal Access to Telecommunications Services (Fundo de Universalização dos Serviços de Telecomunicações), or FUST; (3) the Telecommunications Technological Development Fund (Fundo para o Desenvolvimento Tecnológico das Telecomunicações), or FUNTTEL; and (4) Fund for Telecommunications Regulation (Fundo de Fiscalização das Telecomunicações), or FISTEL.

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

Collection

Our collection policies with respect to customers in default follow ANATEL regulations, as well as those of Serviços de Telecomunicações, or RACO, and the Foundation for Consumer Protection and Defense (Fundação de Proteção e Defesa do Consumidor), or PROCON. For mobile, fixed and Pay TV customers, as a general rule, if payment is more than 15 days overdue, service can be partially suspended by blocking out-going calls that generate costs to the customer. If payment is more than 30 days overdue after this partial suspension, the service can be fully suspended, disabling all services (out-going and incoming calls), until payment is received. We offer an installment payment plan for clients with overdue balances. However, if accounts are not paid after 30 days following the total suspension, the contract can be cancelled and reported to credit protection agencies.

The collection process for customers in default involves several steps, from an internal interactive voice response, SMS contact, email contact, followed by a late payment notice, and finally reporting customer information to an external credit bureau. Concurrently with our internal process, delinquent customers are also contacted by collection agencies. Customer risk profile, overdue debt and other quality issues are used to increase strategy efficiency and maximize debt recovery efforts. Amounts overdue by over 105 days, except for accounts receivables from interconnection fees and government and corporate customers (there is a specific rule for those exceptions), are considered provisions for doubtful accounts. In accordance with Brazilian regulations, bad debt write-offs are permitted for late payments of zero to R$5,000 if they are over 180 days late or R$5,001 to R$30,000 if they are over 365 days late. Late payments of over R$30,001 that are open for more than 365 days require the commencement of a lawsuit. This rule is applied for outstanding debt through October 8, 2014, after this period, amount ranges change as follows: zero to R$15,000 if they are over 180 days late or R$15,001 to R$100,000 if they are over 365 days late. Lawsuits are demanded for debts over R$100,000 open for more than 365 days.

In the year ended December 31, 2015, the monthly average of partial suspensions, for mobile and fixed services, was 3.7 million lines and the monthly average of total suspensions was 749,025 lines. For Pay TV services, the monthly average of partial and total suspension was 168,249 terminals and 40,164 terminals, respectively. Provisions for doubtful accounts in the year ended December 31, 2015 were 2.02% of the total gross revenue.

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

The following table sets forth population, gross domestic product, or GDP, and per capita income statistics for each state in our service regions at the dates and for the years indicated:

	On December 31, 2015			Last Available IBGE Data from 2012
Area	Frequency Range (MHz)	Population (in thousands)(1)	Percent of Brazil’s population(1)	GDP (in millions of reais) (2)	Percent of Brazil’s GDP (2)	Per capita income (in reais) (2)
São Paulo State	450, 700, 850, 1800, 1900, 2100 and 2500	41,262	21.63%	1,408,904	32.08%	34,145
Rio de Janeiro State	700, 850, 900, 1800, 2100 and 2500	15,990	8.38%	504,221	11.48%	31,534
Minas Gerais State	450, 700, 850, 900, 1800, 2100 and 2500	19,597	10.27%	403,551	9.19%	20,592
Rio Grande do Sul State	700, 850, 900, 1800, 1900, 2100 and 2500	10,694	5.61%	277,658	6.32%	25,964
Paraná State	700, 850, 900, 1800, 2100 and 2500	10,445	5.48%	255,927	5.83%	24,503
Santa Catarina State	700, 850, 900, 1800, 2100 and 2500	6,248	3.28%	177,276	4.04%	28,371
Federal District	700, 850, 900, 1800, 2100 and 2500	2,570	1.35%	171,236	3.90%	66,624
Bahia State	700, 850, 900, 1800, 2100 and 2500	14,017	7.35%	167,727	3.82%	11,966
Goiás State	700, 850, 900, 1800, 1900, 2100 and 2500	6,004	3.15%	123,926	2.82%	20,641
Pernambuco State	450, 700, 1800, 1900, 2100 and 2500	8,796	4.61%	117,340	2.67%	13,339
Espírito Santo State	700, 850, 900, 1800, 2100 and 2500	3,515	1.84%	107,329	2.44%	30,535
Pará State	700, 850, 900, 1800, 2100 and 2500	7,581	3.97%	91,009	2.07%	12,005
Ceará State	450, 700, 1800, 1900, 2100 and 2500	8,452	4.43%	90,132	2.05%	10,663
Mato Grosso State	700, 850, 900, 1800, 2100 and 2500	3,035	1.59%	80,830	1.84%	26,632
Amazonas State	700, 850, 900, 1800, 2100 and 2500	3,484	1.83%	64,120	1.46%	18,404
Maranhão State	700, 850, 900, 1800, 2100 and 2500	6,575	3.45%	58,820	1.34%	8,946
Mato Grosso do Sul State	700, 850, 900, 1800, 1900, 2100 and 2500	2,449	1.28%	54,471	1.24%	22,242
Rio Grande do Norte State	450, 700, 1800, 1900, 2100 and 2500	3,168	1.66%	39,544	0.90%	12,482
Paraíba State	450, 700, 1800, 1900, 2100 and 2500	3,767	1.97%	38,731	0.88%	10,283
Alagoas State	450, 700, 1800, 1900, 2100 and 2500	3,120	1.64%	29,545	0.67%	9,468
Rondônia State	700, 850, 900, 1800, 2100 and 2500	1,562	0.82%	29,362	0.67%	18,793
Sergipe State	450, 700, 850, 900, 1800, 2100 and 2500	2,068	1.08%	27,823	0.63%	13,454
Piauí State	450, 700, 1800, 1900, 2100 and 2500	3,118	1.63%	25,721	0.59%	8,248
Tocantins State	700, 850, 900, 1800, 2100 and 2500	1,383	0.73%	19,530	0.44%	14,117
Amapá State	700, 850, 900, 1800, 2100 and 2500	670	0.35%	10,420	0.24%	15,563
Acre State	700, 850, 900, 1800, 2100 and 2500	734	0.38%	9,629	0.22%	13,127
Roraima State	700, 850, 900, 1800, 2100 and 2500	450	0.24%	7,314	0.17%	16,236
Total		190,756	100.00%	4,392,094	100.00%	23,025

(1)	According to the 2010 Census published by IBGE in 2011 (latest data available).

(2)	According to the most recent IBGE data (2012). Nominal Brazilian GDP was R$4,392,094 million as of December 2012 calculated by IBGE, subject to revision.

Seasonality

Our business and results of operations are not materially affected by seasonal fluctuations in the consumption of our services.

Marketing and Sales

As of December 31, 2015, we had 301 of own sales outlets throughout Brazil. In addition, we also have approximately 12,000 sales outlets run by authorized dealers (exclusive dealers and retail channel), maintaining a solid capillarity strategy during the year.

Brazil’s unstable macroeconomic environment negatively affected the performance of our distribution network in 2015, with commercial operation focused more significantly to efficiency in investments. Commercial partners focused on value-added services, which substantially contributed to our operational sustainability.

In the main retail chains, the performance focused on advancing sales of postpaid services without a presence of Vivo promoters in this channel. In order to maintain our services in strategic cities and locations where there are currently no sales outlets for our services, we worked with telesales and door-to-door services companies to improve our operations in these areas. We currently have approximately 65 third-party companies and 2,200 salespeople.

In 2015, we had approximately 600,000 points of sale where prepaid mobile service customers could purchase credit, including our own stores, authorized agents, lottery stores, post offices, bank branches and small retailers, such as pharmacies, newspaper stands, bookstores, stationery shops, bakeries, gas stations, bars and restaurants. Prepaid phones can be credited remotely or by purchasing cards containing credits. Credits may also be purchased through credit and debit cards, call centers, Vivo PDV (M2M using a cell phone for transferring the credit), personal recharge (using the phone itself to recharge credits), as well as certain certified internet websites.

We bring our solutions to our clients through the following sales channels:

·	Vivo stores: focused on individual clients and located in strategic points, our own stores provide a highly trained team built to guarantee the best sales experience for the customer. The main focus of this channel is innovation. As a result, most stores also offer self-service terminals for value added services and purchases of pre-paid credit. We also offer special treatment for premium clients with scheduled appointments via the internet to assure that they are not required to wait in line. In addition, to improve customer experience, we launched our first concept store at Eco Berrini and renovated strategic stores.

·	Exclusive dealers: The exclusive dealers channel is composed of selected companies that have been certified to provide our full product portfolio. These dealers comprise a wide distribution network throughout the country. Although the channel offers the entire product portfolio, its focus is on the postpaid product. Furthermore, we also renovated some stores to provide a better purchase experience to the customer.

·	Retail channel: Working closely with the main retailers in Brazil, the retail channel is focused on prepaid credit and data services. In order to improve operational efficiency, our number of sales promoters was reduced. In addition, we developed an incentive program for retailers, focusing on increase sales of our postpaid product Controle.

·	Door-to-door sales: aiming to approach corporate and individual clients, we use physical channels of assistance, such as door-to-door sales of services by outsourced small companies and our own team of consultants. Our main focus is on voice products.

The highlight in physical channel performance was just possible because of significant development of the digital channels.

Vivo’s self-service channel “Meu Vivo” reached a volume of access 63% higher than the previous year. This result reflects the efforts and relevant usability improvements of the channel, mainly in the Meu Vivo application, that increased the volume of downloads by 126% compared to the previous year. From the “Meu Vivo” application, customers can, for example, schedule a visit to a Vivo store, manage their data consumption and check their points of Vivo’s relationship program, Vivo Valoriza.

In 2015, our relationship with the customer was improved through other service channels that simplify customer interaction with the company and allow full use of products and services. As a result, channels such as Vivo Guru (aid environment for device configuration), Vivo Forum (collaborative environment where customers help each other) and the Virtual Assistant “Vivi,” reached an access volume of 48% higher than 2014.

Even with the economic instability, there was a strong growth in sales of digital channels, due to the maintenance of the strategic focus on digitalization of channels and processes:

·	Growth of 557% in sales of fixed residential products originated in the digital channels as result of investments in strategic projects such as full sales automation.

·	Growth of 218% of Black Friday’s sales originated in the digital channels comparing to the previous year.

·	Development and continuous improvement of digital top up channels, increasing revenue by 39% in this digital channel.

·	Growth of 395% in residential mobile sales originated in the digital channels, with increasing participation of digital channels in our migrations and upgrades.

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

The year of 2015 was marked by the evaluation of the existing operating frameworks and identification of our best practices in order to define the most suitable model to increase efficiency and customer satisfaction. In recent months, various work fronts were established, initially contemplating the planning and development of activities. When it comes to customer service, we are working on the integration of the systems used by the operation, on the definition of processes and business rules and on the internalization of operations considered essential to transform the customer experience across all channels and touch points.

We continuously worked to expand, standardize and integrate digital channels, seeking to provide an “omni-channel experience.” Among others, we expanded the SMS channel for the entire customer base, offering another option for users to contact each other. We also launched a new version of our mobile phone application, which reached nine million contacts in December 2015. Moreover, we refined assertiveness and scope of our Virtual Agent, Vivi, which is capable of answering more than 90% of the questions using artificial intelligence. In addition, we were able to speed up the process of providing answers to our customers, resulting in a 60% adherence to the electronic channel of our Customer Relationship Center. Finally, the maturing of customer care via social networks and the expansion of the Online Forum has also been improved upon.

In 2015, we also focused on customer satisfaction, resulting in the improvement of all indicators. There was a progressive reduction in the contact rate, an increased availability of agents, a decrease in call transfers and an increased resoluteness in the first contact, achieving a very positive numbers in reducing demands for questions and complaints on through the customer care center. We also took the lead of Fundação PROCON’s ranking for the rate of solved inquires within the telecommunications industry in the City of São Paulo, reaching 92.29%. In the State of São Paulo ranking, both Telefônica/Vivo and GVT were the leaders, with 89.18% and 91.72%, respectively. All these results, plus the satisfaction survey with customers, show that we are taking the right measures, listening to customers and converting contacts received into a positive experience with the brand. With regard to quality, we focus heavily on transforming the customer experience. We had a continued reduction in the rate of contacts in 2015, reaching positive results in reducing demands for questions and complaints. We also ranked highly in the index of resolved complaints and we have the best position in relation to the performance index of care (índice de atendimento ao cliente), or IDA, measured by ANATEL, among the four major national players that provide mobile telecommunications services. We were ahead of other competitors in 75 of the 81 months measured, with data up to August 2015, the most recent month of disclosure by ANATEL.

In 2016, we will continue to work on enriching content and expanding features available on each channel, as well as seeking an agile integration between them, so the client will be able to obtain the same standard of response and services across the portfolio. The focus is to keep on accelerating the digitization of customer care, providing more flexibility, standardization and convenience, which are decisive factors for increased satisfaction.

Technology

In order to offer a greater variety of integrated services, we have incorporated a series of new technologies in our voice and data networks.

Voice network is being modernized with the use of new generation technology that improves redundancy, reliability and capacity. In addition, we have already started the implementation of Voice over LTE, or VoLTE technology that will allow us to offer voice services over LTE access instead of CS Fallback, or CSFB, which we currently use. As a result, we expect a faster call completion comparing with CSFB. We expect to improve the voice communication experience, offering voice service with HD quality that is native for VoLTE technology. We also have already started to implement Voice over FTTH technology that will allow us to offer voice services over FTTH access instead of voice over copper currently used. As a benefit, we expect to have cost savings for equipment, lines, manpower and maintenance. We also expect to offer new voice services. In order for that to be possible, a new Core infrastructure has already been installed in Telefonica and Vivo networks: the IMS Core, an ALL-IP framework that uses the IP protocol as the main protocol for the network.

We have capacitated the network to support traffic bursts of enterprise inbound and outbound call centers service, such as contact center and outbound dialing, by developing and implementing high capacity and scalability core elements. This is a growing demand and we are ready to be competitive.

As more services migrate to IP, our IP backbone has become a strategic asset to support customer demands and increase revenues. The migration of sensitive and demanding services such as voice and television to IP has also increased the demand for higher quality broadband networks and is further augmented by growing products like cloud and video on demand. At the same time, the expansion of fiber to customer homes strongly increases bandwidth demands over the networks. As a result, three main drivers have surfaced as critical to our business: availability, performance and cost effectiveness.

To reach this goal, the integration of mobile and fixed IP backbones was essential. We have designed a robust architecture, using two distinct backbones to provide fixed and mobile services using both mobile and fixed multi-protocol networks infrastructures, to guarantee service reliability to our clients.

To cope with greater traffic, core network capacity has been expanded, introducing more 100-gigabyte Ethernet interfaces and reducing aggregate layers, resulting in a simpler yet more scalable network. Moreover, by absorbing other existing networks obtained by means of earlier acquisitions into both backbones, we have been able to simplify the network and reduce operational costs.

We further optimized costs by sharing access networks with other Brazilian operators, in which IP backbones played a key role in connecting and transporting traffic among different operators networks, reducing the need for mobile sites expansion.

Nonetheless, robust and reliable networks are not enough to meet customers’ expectations. As content gains importance in the data world, quality of experience becomes a key concept to improve revenue without compromising costs. Extensive use of caching solution on GVT network made content locally available to our customers, not only reducing transport cost but also strongly improving user experience without increasing access investments.

In 2014, Latin America faced IP exhaustion, which is the depletion of the pool of unallocated IP addresses. This IP exhaustion could potentially interrupt all new sales of IP based services. After a successful adoption of CGNAT (Carrier Grade NAT), to maintain client base growth, IPv6 has been deployed and is already running in the network, currently representing almost 200Gbps of traffic. This action ensures we can keep offering new services to a growing user base.

With regards to the local area network, or LAN, as there is an increase in IP services, we have aimed to create a design that can absorb an exponential port growth for services without increasing operational costs. The result was the adoption of a new network implementation, using top of rack, or TOR, and end of row, or EOR, architecture. The technology reduces the amount of equipment on site and drastically decreases the use of cables, by placing small switches inside server racks, where cables are kept confined. From the rack to the site’s core switches, only one pair of fiber is sufficient. The result is a significant savings in operating expenditures, as well as space, energy and air conditioning, despite the significant increase of network ports on site. Recently, the deployment of Fabric technology, which helps avoid LAN interruptions, increases the reliability of service in our local networks without losing flexibility and quick service deployment to customers. In 2015 the TOR and EOR implementation structure was expanded together with the Fabric technology, providing more reliable, efficient and scalable network infrastructure. Jointly, the Link Aggregation technology was used to optimize network ports. Documents ETP were issued with implementing specifications for 29 sites.

During the course of 2014, we saw a variety of targets and natures of attacks with regards to cyber security, with special attention to the mobile terminal, where we already offer a comprehensive suite of applications for mobile security. On the network side, besides tightening our perimeter security, we have focused on automation. Periodic tasks such as analyzing attacks notifications, auditing firewalls rules and evaluating security elements performance were the main areas subject to automation, allowing security professionals to focus on problems that are more complex. In addition, these actions improve network performance, extending the lifespan and reducing costs related to the network.

In 2015, we developed a Trouble Ticket Security solution, or TTSEC for management and automation of incident response, which sent to the CSIRT. The solution deployment is expected in the first quarter of 2016, and the tool will be ready to accommodate incidents generated from 9 Autonomous System (AS) Numbers (183 CIDR) managed by Telefonica and VIVO.

The Firewall Rule Optimizer, or FRO solution was deployed in the third quarter of 2015, reducing the time for analysis and increasing perform diagnostic compliance of internal and external standards.

We offer the IPTV service through the FTTH network using a new platform that is well recognized in the world (Global Video Platform). This platform consists of Pay TV with video broadcasting offered through use of the IP protocol. We made several improvements in the platform, such as the inclusion of Instant Channel Change (ICC), Picture in Picture (PiP), Live Pause, applications (Social Networks, Weather, Health, Multi-view, News, Kids and others) providing a better user experience. Additional services, such as pay-per-view and VoD, are also available.

In 2015, we did continue the improvements in global video platforms aiming to increase competitiveness in the ITS market. New features like Timeshift and Catchup TV will implemented and we will expand all the services to other cities in the state of São Paulo.

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

In 2016, we intend to integrate our satellite solution with GVT, which currently offers the same service over these technologies. This will allow us to provide a unique offer throughout Brazil, including outside the state of São Paulo. After four years, we expect to use one satellite and one Middleware solution that will integrate with our system and network.

Our development plan contemplates the use of the most advanced technology available, focusing on integration with the internet and an increase in the number of multimedia transmission services, with an emphasis on DSL, FTTH (GPON), NGN, DWDM, ROADM and relays technologies of TV over IP protocol (IPTV), satellite (DTH), and the continuous evolution of TV services.

We currently offer HSPA+ technology, commercially known as 3G Plus, across 100% of our WCDMA coverage, allowing customers that have compatible terminals to achieve up to three times more than traditional 3G rate. Since 2013, we offer the LTE system in spectrum (2600 MHz). At the end of 2015, 183 Brazilian cities had 4G availability.

In 2015, we started to develop the network sharing in 4G with Oi and TIM. At the end of 2015, 31 Brazilian cities had radio base stations shared, and in 8 cities we provided new 4G coverage with RAN Sharing using infrastructure from TIM or Oi .The strategy of Radio Access Network Shared allow us to fulfill part of the ANATEL’s requirements due the LTE spectrum acquisition.

In 2015, we also began working on the Olympics project, in order to provide coverage and capacity in areas catering to the Olympics, such as airports, tourist areas, shopping centers and some Olympic venues.

Fraud Detection and Prevention

During 2015, we continued our work in combating the two main types of fraud, as follows:

·	Subscription fraud: is a type of fraud that occurs when the issuance of one or more accesses are granted without the consent of the real “holder” of identification documents with the main objective of evading payment. We had an increase in subscription fraud-related losses, from R$14.2 million in 2014 to R$32.9 million in 2015. The main cause of this increase was the review of detection processes and improvement of the filters of the tools that monitor fraud.

·	Identity Fraud: also known as “social engineering”, identity fraud takes place through call centers or dealers, where a caller who has access to information belonging to our existing clients reaches out to our call centers and makes unauthorized alterations and activations. We had a 100% reduction in identity fraud losses in 2015, from R$199 thousand in 2014 to R$1.4 thousand in 2015. The main reason for this reduction was the identification of cases in lesser time, resulting in great reduction of this loss on our expense accounts.

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

Brand Reseller model (accredited)

In December 2014, we signed the first Brand Reseller MVNO agreement in Brazil with +AD Credenciada de Telefonia S.A. +AD launched a prepaid operation in October 2015 and since then it has gained more than five thousand customers.

Network Sharing Agreement

In 2014, Telefônica Brasil announced that a networking sharing agreement with Nextel was signed to provide mobile services coverage (voice, data and SMS) through our 2G and 3G network to 67 area codes. The contract has a term of five years, with a minimum payment of R$1.0 billion for the whole period, as follows: (i) R$44.3 million in the first year; (ii) R$132.1 million in the second year; (iii) R$237.1 million in the third year; (iv) R$263.0 million in the fourth year and (v) R$361.5 million in the fifth year. Term and payments are subject to the fulfillment of the contractual obligations assumed by the parties.

ANATEL approved the agreement and the execution of the operation in March 2014. The network sharing has been fully operational since July 31, 2014, when the Parties had executed the Notice of Network Full Availability.

Competition

In 2015, competition remained strong in the Brazilian telecommunications market. By October 2015 Brazil reached nearly 362 million accesses of fixed and mobile phone, pay TV, broadband fixed and mobile according to Telebrasil and Teleco.

After our acquisition of GVT, the Brazilian telecommunications market is still waiting for further consolidation news, based on rumors about a possible merger between TIM and Oi.

We face intense competition in all businesses we operate, primarily from other mobile service providers and fixed services operators. Most of these competitors are part of large, national or multinational groups and, therefore, have access to capital, new technologies and other benefits.

In the mobile market we continued in the lead with a 28.4% market share as of December 2015. The 4G technology continued to expand. In December 2015, there were 25.4 million 4G lines. We remain the leaders in such technology with a 37.6% market share, according to ANATEL.

We also lead mobile market share, measured in terms of the number of mobile accesses in 11 States: Acre, Amazonas, Amapá, Espirito Santo, Minas Gerais, Mato Grosso, Mato Grosso do Sul, Roraima, Rio Grande do Sul, Sergipe and São Paulo. TIM Celular or TIM, a Brazilian telephone company and subsidiary of Telecom Italia lead the mobile market in seven states: Alagoas, Ceará, Pará, Pernambuco, Paraná, Rio Grande do Norte and Santa Catarina. Oi leads mobile services in two states: Maranhão and Paraiba. The group has a concession of fixed line telephone in all states to offer fixed services. Claro Telecom Participações or Claro is a mobile operator controlled by a Mexican company, America Movil Group, and leads mobile service in seven states: Bahia, Distrito Federal, Goiás, Piauí, Rio de Janeiro, Rondônia and Tocantins.

Our main competitors in fixed telecommunications services are: America Móvil (which includes NET, Claro and Embratel), TIM (which offers broadband services under the Live TIM brand) and SKY (currently controlled by AT&T).

In 2015, Claro, Embratel and NET operations were consolidated into a single company under José Antonio Guaraldi Félix’s management. After the restructuring, the group strengthened its commercial activity focused on convergence. The fixed broadband follows as flagship portfolio that includes: cable TV, fixed telephone and mobile services. Similar to NET and Claro, Oi is stronger in the fixed services outside the state of São Paulo and remains focused on the convergence strategy between fixed and mobile services.

Live TIM experienced significant growth and reached 220,000 customers by the end of 2015.

SKY provides satellite Pay TV service and offers from low to high price packages to its target customers and in 2015 significantly expanded its broadband operations through LTE TDD 4G technology (long term evolution-division duplex time). In December 2015, according to ANATEL, SKY registered 5.4 million customers in Pay TV.

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

Our main operations are regulated as follows:

·	Fixed line voice services (local and long distance), in the state of São Paulo, pursuant to the Serviço de Telefonia Fixa Comutada, or our concession agreement, granted in 1998 by the Brazilian Government, which was renewed in December 2005 for an additional 20-year term beginning on January 1, 2006. The concession authorizes us to provide fixed-line telecommunications services in the state of São Paulo, except for a small area (Sector 33) and to place and manage public telephones in our concession area. We also provide fixed-wireless services throughout our concession area;

·	Mobile voice and broadband services, in all 26 states and the Federal District, under the personal mobile service (Serviço Móvel Pessoal), or SMP authorization. We operate under SMP authorizations with 15-year terms, that can be renewed for an additional 15-year term;

·	Multimedia communication services, such as audio, data, voice and other sounds, images, texts and other information throughout the state of São Paulo, under multimedia communication service (Serviço de Comunicação Multimídia), or SCM authorization. We operate under a nationwide SCM authorization, valid for an indefinite term;

·	Pay TV service, throughout all regions of Brazil under the conditioned public service (Serviço de Acesso Condicionado), or SeAC authorization. We operate under SeAC authorizations, which are valid for indefinite terms; and

·	Wholesale services, such as interconnection, governed by the interconnection agreements discussed under “—Operating Agreements—Interconnection Agreements,” industrial dedicated line (Exploração Industrial de Linha Dedicada), or EILD, which are regulated by ANATEL Resolution No. 590, dated May 15, 2012 and Mobile Virtual Network Operator, or MVNO agreements described under “—Operating Agreements—MVNO Agreements.”

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

On December 29, 2015, ANATEL published Resolution 659, which established a new date for the revision of the concession agreements. ANATEL has set the date of April 30, 2016 to finish such review.

Since the renewal of our concession agreements, several new regulations are undergoing discussions or have been adopted to revise certain aspects of our concession. On June 30, 2011, we revised our concession agreement to determine the new basis of calculation of the biannual concession fees.

In addition, the Brazilian government published Decree No. 7,512 which proposed the General Plan for the Universalization of Fixed Telephone Services under the Public Regime (Plano Geral de Metas para a Universalização do Serviço Telefônico Fixo Comutado Prestado no Regime Publico), or PGMU III. It set forth new targets for public pay phones (Telefone de Uso Público) availability in rural and low-income areas and targets related to low-income fixed line services (Acesso Individual Classe Especial), or AICE. On June 27, 2014, ANATEL opened two public comment periods; the first, Consulta Publica No. 25 aims to revise the PGMU, and the second, Consulta Publica No. 26, aims to revise the fixed line concession agreements. We have submitted our comments and ANATEL is reviewing all comments submitted. The revised version of the agreement must be published by April 30, 2016.

Pursuant to the concession agreement, all assets owned by us which are indispensable to the provision of the services described in the concession are considered reversible assets and are deemed to be part of the concession assets. These assets will be automatically returned to ANATEL upon termination of the concession agreement, and as a result we may not encumber such assets.

Every two years, during the new 20-year period of our concession, we are required to pay a renewal fee, which amounts to 2% of the total revenue in the previous year, calculated based on the revenues and social contribution of fixed line basic and alternative plans. The most recent payment of this biennial fee was made on April 30, 2015, based on 2014 revenue. The next payment is scheduled for 2017 based on 2016 revenue. See Note 1 to our Consolidated Financial Statements.

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

In order to meet the coverage obligations and the schedule defined by ANATEL, we have made 4G services available to 183 metropolitan areas in Brazil including cities with over 200,000 residents. To complete the coverage requirements, we will need to implement 4G coverage as follows:

·	by December 31, 2015: cities with over 200,000 residents;

·	by December 31, 2016: cities with over 100,000 residents;

·	by December 31, 2017: cities with between 30,000 and 100,000 residents; and

·	by December 31, 2019: cities with fewer than 30,000 residents.

ANATEL auctioned a 450 MHz frequency lot that is tied to the 2.5 GHz band, to meet voice and data demand in remote rural areas. Under band “X,” which we acquired in the bidding process, we will be required to provide infrastructure in rural areas in the states of Alagoas, Ceará, Minas Gerais, Paraíba, Pernambuco, Piauí, Rio Grande do Norte, Sergipe, and countryside of São Paulo, for a total of 2,556 municipalities. The timetable for providing infrastructure in the rural areas requires that 100% of municipalities have infrastructure set up by December 2015, with a transmission rate of 256Kbps and by December 31, 2017, all of these municipalities will be expected to have 1Mbps. ANATEL is currently overseeing whether the obligations that should have been met by the end of 2015, set out in the auction regarding the frequencies of 2.5GHz and 450 MHz, were met.

In December, 2015, ANATEL and CADE approved the agreement between Telefônica Brasil, TIM and Oi for the construction, implementation and mutual assignment of network tools for supporting the Personal Mobile Service (voice and broadband) in the 2.5 GHz band, in order to make compliance with the scope of commitments between 2015 and 2017 and the expansion of 4G coverage, considering municipalities with a population over 30 thousand inhabitants. The operation involves the search for more efficiency of resources application of rationality and presenting a solution to the urban planning and environmental restrictions on the deployment of the new radio base stations (cell sites).

ANATEL did not accept, however, the proposed agreement to do the RAN Sharing in conurbations, since interference was detected. The agency has decided that until a technological solution is found against this interference, there can be no sharing in these cities.

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

On March 10, 2015, we officially constituted the Managing Entity of the Redistribution Process and TV Channel Digitization and RTV - EAD as established in the Bid 700MHz frequency auction.

The shutdown in the city of Rio Verde (GO), which was to take place in November 2015, was not done, despite the converter’s distribution process and advertising have gone as planned. Advertising and distribution of antennas in the next city of schedule, Brasilia, is already being done, but there is the possibility that the analog signal shutdown be delayed. It is important to emphasize that the shutdown of the analog signal follows the schedule established by ANATEL, with 2018 as the deadline for shutdown across country. In addition, the shutdown of the analog signal in the municipalities may occur early if the percentage of households ready for digital TV reaches 93%.

Finally, on January 22, 2016, the Ministry of Communications issued the Decree No. 378, changing the analog transition timeline of sound broadcasting services and imaging and television relay to SBTVD-T, postponing the switch off in most locations. Thus, the transfer of resources related to the first installment of the payment obligations relating to the Redistribution Process and TV Channel Digitization and RTV - EAD that would be made by the Company on January 31, 2016 has been extended to January 31, 2017, this amount being adjusted by the IGP-DI until the new date of transfer.

In December, 2015, ANATEL auctioned the remaining spectrum lots in the 1800 MHz, 1900 MHz and 2500 MHz bands, where Telefônica acquired seven lots of 2.5 GHz frequency band offering a total of R$ 185.4 million. These lots are associated to six different States, five of them in the capital cities of the States of São Paulo, Rio de Janeiro, Porto Alegre, Florianópolis, and Palmas and one in an interior city of the State of Mato Grosso do Sul. Such frequencies will be used for provision of mobile broadband service on 4G. The signing of the terms is still pending.

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

Obligation to provide fixed broadband access

As a telecommunications concessionaire, we have the obligation to provide free Internet access to public schools in our concession area during the term of the agreement (until 2025). The number of schools for which we should provide broadband is determined by the National Education Ministry school census. Currently our obligations include 10,149 schools, of which 9,814 were met.

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

On July 1, 2014, ANATEL established gradual decreases in fixed service network interconnection fees, or TU-RL, based on a cost model for the years 2016, 2017, 2018 and 2019, as described under “Item 3. Key Information—D. Risk Factors—Risks Relating to the Brazilian Telecommunications Industry and Us—Our results of operations may be negatively affected by the application of the Fixed Commuted Telephone Service (Serviço de Telefonia Fixa Comutada), or STFC, rules relating to fixed telephone service and the Personal Mobile Service (Serviço Móvel Pessoal), or SMP, rules relating to mobile services.”

Mobile service

In November 2009 ANATEL unified the licenses of all mobile operators, resulting in the consolidation of interconnection fees, reducing the number of fees for the use of mobile network from 2 to 1.

On December 2, 2013 Act no. 7,272 was published, establishing the MTR reference values for providers determined to be a Significant Market Power (PMS), which became effective on February 24, 2014. On August 28, 2014, Act no. 7,310 was published, replacing the reference values previously set out in Act no. 7,272.

On July 1, 2014, ANATEL established gradual decreases in mobile interconnection fees, or MTR, based on a cost model for the years 2016, 2017, 2018 and 2019, as described in “Item 3. Key Information—D. Risk Factors—Risks Relating to the Brazilian Telecommunications Industry and Us—Our results of operations may be negatively affected by the application of the Fixed Commuted Telephone Service (Serviço de Telefonia Fixa Comutada), or STFC, rules relating to fixed telephone service and the Personal Mobile Service (Serviço Móvel Pessoal), or SMP, rules relating to mobile services.”

In addition, the General Competition Plan (“Plano Geral de Metas de Competição – PGMC) determined that the relationship among PMS and non-PMS providers in the mobile network, the interconnection fee should be paid only when the traffic out of a network in a given direction is greater than 80% of the total traffic exchanged until February 23, 2015; 60% of the total traffic exchanged form February 24, 2015 to February 23, 2016. And from February 24, 2016, the MTR will be owed to the mobile service provider when its network is used to originate or terminate calls (full billing). However, in February 2015, after promoting a Public Consultation, ANATEL modified the rules regarding the interconnection fee to be paid of the outbound traffic:

·	Up to February 23, 2015: 80% / 20%

·	From February 24, 2015 to February 23, 2016: 75% / 25%

·	From February 24, 2016 to February 23, 2017: 65% / 35%

·	From February 24, 2017 to February 23, 2018: 55% / 45%

·	From February 24, 2018 to February 23, 2019: 50% / 50%

·	From February 24, 2019: Full Billing.

Notwithstanding, TIM and Claro have filled a law suit to suspend the modification of the rules concerning the tariff reduction on the fixed-mobile introduced by Resolution 649. They obtained on February 2015 a favorable restraining order that determines the reduction as initially established by General Plan of Competition Goals (“PGMC”). Nevertheless, this decision may be revoked at any time since it is an interim decision without a definitive nature.

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

On January 14, 2015, the Ministry of Communications published a decree that reduces national technology requirement in RePNBL. Some requirements were reviewed in mobile and electrical networks, in order to accelerate projects and attract more investments.

June 30, 2015 was the deadline for submission of projects covered by RePNBL. 1,167 projects were approved, totaling investments of R$15.1 billion, reaching 3,699 cities in all Brazilian states. We had 143 projects authorized, totaling approximately R$4.3 billion.

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

In early 2015, two public consultations took place, one by CGI.br and other by the Minister of Justice, to discuss the regulation of the Civil Rights Framework, approved in 2014.

On March 31, 2015, ANATEL published a public consultation in order to subsidize its position on the regulation of network neutrality provided for in the Civil Rights Framework. The deadline for contributions ended on May 19, 2015.

Personal Data Protection

In Brazil, after a sequence of public consultations regarding the Data Protection Bill of Law, which was based on the European Union’s Directives on Data Protection, and as such, imposes restrictive rules on the express consent to process personal data, international data transfer, processing of sensitive data, among others, the Ministry of Justice published a draft as a result of a compilation of the contributions made during the consultations, that will be soon discussed by the Brazilian Congress.

Resolutions Published

A series of new regulations, published by ANATEL as well as other regulatory bodies in Brazil, became effective in 2015. The most relevant among these regulations were:

·	Resolution No. 649: Amend the General Plan on Competition Targets - PGMC, approved by Resolution No. 600, of November 8, 2012.

·	Resolution No. 654: Approves the conditions to the measurement of the satisfaction level of costumer’s perceived quality about the telecommunication services.

·	Resolution No. 655: Approves the regulation for the monitoring of national products and systems acquisition commitments and establishes specific rules for the fulfillment of the commitment acquisition of national technology products.

Public Consultations Published

In 2015, ANATEL announced a series of consultations to the civil society. The most relevant among these public consultations were:

·	Public Consultation No. 1: Discussion with society about the Replacement of Basic Payment Method Propositions of public telephones (TUP) presented by STFC concessionaires.

·	Public Consultation No. 4: Public consultation for Fines Implementation Methodology for Universal Service Obligations.

·	Public Consultation No. 8: Public Consultation to receive subsidies aimed at assisting the formation of ANATEL’s position on the regulation of the proposed network neutrality in the Civil Rights Framework for Internet.

·	Public Consultation No. 10: Proposal for Regulation regarding measurement conditions of the Degree of Satisfaction and Quality Perceived by the Telecommunications Service Users.

·	Public Consultation No. 11: Proposal of fines application methodologies in case of obstacle to the Oversight Activity.

·	Public Consultation No. 14: Proposal of Application Manual for Measurement of Degree of Satisfaction and Perceived Quality along the Telecommunications Service Users.

·	Public Consultation No. 15: Consultation with civil society about the proposed Regulatory Agenda for the 2015-2016 cycle and revocation of the General Plan for Regulation Updates of Telecommunications in Brazil (PGR), approved by Resolution No. 516, of October 30, 2008.

·	Public Consultation No. 17: Proposal for revision of the Acts designating Groups Holder of Significant Market Power (SMP) in the relevant markets under the sole paragraph of art. 11 of the Competition General Plan (PGMC), approved by Resolution No. 600, of November 8, 2012.

·	Public Consultation No. 18: Proposal for General Regulations of Accessibility in the Collective Interest Telecommunication Services.

·	Public Consultation held by the Ministry of Communications: Public consultation to discuss the regulatory model.

Other Regulatory Matters

TAC

In late 2013, ANATEL published Resolution 629, which defines guidelines to be followed in the execution of projects associated to the Adjustment Conduct Terms (TAC). The RTAC (approved by resolution 629/2013) foresees the suspension of processes related to failure to comply with obligations set out by ANATEL and any related fine, applied or estimated, under predetermined conditions.

On January 5, 2016, ANATEL published a decision defining the list of priority projects in case of TAC´s signature between any telecommunication group and ANATEL. It will be accepted: (a) Transport infrastructure based on fiber until the municipal capital; (b) Transport infrastructure through high capacity digital radio until the municipal capital; (c) Deployment of Mobile Personal Service (SMP) providing 3G technology in cities that currently does not have such service; (d) Deployment of Mobile Personal Service (SMP) providing 4G technology in cities with more than 30 thousand inhabitants that currently does not have such service; (e) Copper network shortening through FTTC technology in order to provide Broad Band Service. Furthermore, ANATEL published the factor of regional inequalities to stimulate the implementation of these projects in less developed areas.

Methodology for fines calculation

On August 21, 2014, ANATEL approved the methodology for calculating fines. Methodologies have been defined for eight different types of infractions. The calculations are based on references values plus a number of variables, depending on the infraction. The new rules will apply in cases where there were no further sanctions.

Furthermore, ANATEL put in place two public consultations in 2015. Public Consultation no. 04/2015 was about the methodology to apply fines related to Universal Service Obligations and Public Consultation no. 11/2015 has discussed methodologies to apply fines related to obstacles for the supervision activities.

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

On July 14, 2015, ANATEL approved Resolution No. 654, which establishes the measurement of the satisfaction level of customer’s perceived quality about the telecommunication services. The resolution discipline the general conditions for carrying out research on the quality perceived by users of telecommunications services.

Regulatory Agenda 2015-2016

On June 29, 2015, ANATEL put in public consultation its proposed Regulatory Agenda for the 2015-2016 cycle, and revocation of the General Plan of the Telecommunication Regulatory Update in Brazil (PGR). 33 topics of interest to the sector were included on it, which over the 2nd half of 2015 or the year 2016, would have some progress or would have final approval. Among the listed were: Civil Rights Framework for Internet, Revision of the Concession Agreement and PGMU, review of the quality management model, review of spectrum management model, review the arrangements and scope of telecommunications services, review of the regulation of the SeAC and review of regulatory reversible assets.

New regulatory model

On November 23, 2015, the Ministry of Communications, opened public consultation on the new regulatory framework for telecommunications. The consultation is based on a series of questions under four basic axes - purpose of the public policy, universal policy, public regime versus the private regime, and public concession. The original deadline for contributions was originally December 23, 2015, but the Ministry decided to postpone until January 15, 2016.

C. Organizational Structure

On December 31, 2015, 94.31% of our voting shares were controlled by three major shareholders: SP Telecomunicações Participações Ltda. with 51.46%, Telefónica S.A. with 34.67% and Telefônica Internacional S.A. with 8.18%. Telefónica Internacional S.A., or Telefónica Internacional, is the controlling shareholder of SP Telecomunicações S.A., or SP Telecomunicações. Telefónica Internacional is a wholly owned subsidiary of Telefónica S.A.. Therefore, Telefónica S.A. was the beneficial owner of 94.31% of our voting shares. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

Our current general corporate and shareholder structure is as follows:

Significant Subsidiaries

Our subsidiaries are Telefonica Data S.A., or TData, and GVT Participações S.A., or GVT Part., both wholly owned subsidiaries headquartered in Brazil.

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

We have a roaming agreement with Irancell. We recorded no revenues under this agreement in 2015. In addition, as part of the Telefónica group, we adhere to the roaming agreements with Telefónica’s subsidiaries described below.

Telefónica’s subsidiaries were party to the following roaming agreements with Iranian telecommunication companies in 2015:

(1)	Telefónica Móviles España (“TME”), Telefónica’s Spanish directly wholly-owned subsidiary, has respective roaming agreements with (i) Mobile Telecommunication Company of Iran (“MTCI”), (ii) MTN Irancell (“Irancell”), (iii) Taliya (“Taliya”) and (iv) Telecommunications Kish Co. (“TKC”). During 2015, TME recorded the following revenues related to these roaming agreements: (i) 137,997.05 euros from MTCI, (ii) 5,346.42 euros from Irancell, (iii) none from Taliya and (iv) 6.94 euros from TKC

TME also holds Roaming Hub through its 55% directly-owned subsidiary, Link2One, a.e.i.e. (“L2O”). L2O provides a roaming hub service to Irancell enabling the latter to maintain a relationship with other members of the hub. Some members of the hub are also entities of the Telefónica Group. Under this roaming hub service, for 2015, L2O has billed Irancell 158,957.38 euros.

(2)	Telefónica Germany GmbH & Co. OHG (“TG”), Telefónica’s German 63.22% indirectly-owned subsidiary, has a roaming agreement with MTCI. TG recorded 249,902.03 euros in roaming revenues under this agreement in 2015.

(3)	Telefónica UK Ltd (“TUK”), Telefónica’s English directly wholly-owned subsidiary, has a roaming agreement with Irancell. TUK recorded 3.65 euros in roaming revenues under this agreement in 2015.

(4)	Telefónica Argentina, S.A. and Telefónica Móviles Argentina, S.A. (together TA), Telefónica’s Argentinean directly wholly-owned subsidiaries, have a roaming agreement with Irancell. TA recorded 61.37 euros in roaming revenues under this agreement in 2015.

(5)	E-Plus Mobilfunk GmbH& Co. KG (“E-Plus”), Telefónica’s German 100% indirectly-owned subsidiary, has respective roaming agreements with MTCI, Irancell and Taliya. During 2015, E-Plus recorded 4,303.13 euros from Irancell.

(6)	Pegaso Comunicaciones y Sistemas, S.A. de C.V. (“PCS”), Telefónica’s Mexican directly wholly-owned subsidiary, has a roaming agreement with Irancell. PCS recorded no revenues under this agreement in 2015.

(7)	Telefónica Celular de Nicaragua, S.A. (“TCN”), Telefónica’s Nicaraguan 60% indirectly-owned subsidiary, has a roaming agreement with Irancell. TCN recorded no revenues under this agreement in 2014.

The net profit recorded by Telefónica’s subsidiaries pursuant to these agreements did not exceed the related revenues recorded thereunder.

The purpose of all of these agreements is to provide the Telefónica group’s customers with coverage in areas where the group does not own networks. For that purpose, Telefónica’s subsidiaries intend to continue maintaining these agreements.

International Carrier Agreement with Iran

Telefónica de España has an international carrier agreement with Telecom Infrastructure Company of Iran, or TICI.

Pursuant to this agreement, both companies interconnect their networks to allow international exchange of telephone traffic. Telefónica de España recorded 4,569.00 euros in revenues under this agreement in 2015. The net profit recorded by Telefónica de España pursuant to this agreement did not exceed such revenues.

The purpose of this agreement is to allow exchange of international telephone traffic. Consequently, Telefónica intends to continue maintaining this agreement.

D. Property, Plant and Equipment

On December 31, 2015, we had fixed and mobile operations in 2,764 properties, 1,492 of which we own, of which 21 are administrative buildings. Besides that, we have entered into standard leasing agreements to rent the remaining properties, under which 49 administrative areas, 10 kiosks and 300 retail stores are leased.

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

Our main physical property for mobile services consists of transmission equipment, switching equipment, base stations, and other communication devices, such as voicemail, prepaid service, short message service, home location registers, signaling transfer point, packet data switching network and gateways. All switches, cellular sites, administrative buildings, administrative facilities, warehouses and stores are insured against damages for operation risks.

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

We are constantly making improvements to our facilities and network to meet customer demand and to improve the level of services we offer our clients.

On December 31, 2015, the net book value of our property, plant and equipment amounted R$30.5 billion (R$20.5 billion on December 31, 2014), which included reversible assets in the amount of R$7.9 billion.

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

Additionally, we have systems in place for the proper disposal of batteries and oil, in our construction operations and to address other environmental issues that may arise in the operation and maintenance of our properties. We also maintain the control of radio frequency energy levels transmitted by our antennas, in accordance with current legislation. The energy consumption of our network infrastructure is very high and as a result we have implemented energy efficient technologies in order to reduce consumption and meet greenhouse gas emission reduction targets. We have also invested in clean energy as the source of our energy consumption, reaching the amount of 23% currently consumed from this type of source.

Also, to comply with Brazilian Federal regulations, (National Waste Policy - Law 12,305/10), we were the first telecommunications company in Brazil to offer collection points at all of our stores for old mobile phones, accessories and batteries, where customers and other individuals can dispose of their used equipment. We properly dispose of these hazardous materials. Lastly, we have implemented an environmentally friendly data center, which includes intelligent air conditioning, water reuse, bicycles and bike racks, water taps with flow control and dual flush discharge, among other measures.

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

Brazilian Economic Environment

The Brazilian economy has experienced varying rates of growth this decade. According to market data, the Brazilian GDP decreased by approximately 3.5% in 2015 compared to 0.1% in 2014.

Consumer prices, as measured by the IPCA, increased 10.67 % in 2015. Accordingly, growth in consumer prices was above the upper limit of the percentage points of the inflation target established by the Central Bank of 4.5%. In 2013 and 2014, the increases in IPCA were 5.9% and 6.4%, respectively. Inflation, as measured by the Brazilian general price index (Índice Geral de Preços - Disponibilidade Interna), or the IGP-DI, calculated by the FGV, which includes wholesale, retail and home-building prices, increased 5.5% and 3.8% in 2013 and 2014, respectively. In 2015, the IGP-DI increased 10.70%.

As inflation rates measured by IPCA remain above the upper limit of the inflation target, the Central Bank increased the basic interest rate (Sistema Especial de Liquidação e de Custódia), or SELIC rate, to 14.25% by the end of 2015, from 11.75% as of the end of 2014.

Brazil closed 2015 with a trade balance surplus of US$19.7 billion, compared to a deficit of US$3.9 billion at the end of 2014. Exports fell by 15.1% to US$191.1 billion, and imports decreased 25.1%, to US$171.6 billion. Foreign Direct Investments inflows into the country have decreased, reaching US$75.1 billion, compared to US$97 billion in 2014. The portfolio investments have also decreased to US$18.2 billion in 2015, in comparison to US$41 billion in 2014. As a result of this performance of external accounts, international reserves at the end of 2015 were US$369 billion, a decrease of US$5.8 billion compared to December 31, 2014.

This worsening in domestic economic data, such as inflation and interest rates, was accompanied by a primary fiscal deficit of 1.88% of the GDP, and, in addition to increased risk aversion in the capital markets, led Brazil to lose the investment grade by two rating agencies. In September this year, S&P was the first to remove the investment grade from the country, followed by Fitch in November. The three main agencies (S&P, Fitch and Moody’s) hold negative outlook. The J.P. Morgan Emerging Markets Bond Index Plus (EMBI + Brazil), which tracks total returns for traded external debt instruments in emerging markets, reached 523 basis points by the end of 2015, up from 259 basis points at the end of 2014 and 224 basis points at the end of 2013.

As a consequence, the real depreciated against the U.S. dollar in 2015 by 47%. The exchange rate on December 31, 2015 was R$3.9048 per US$1.00, from R$2.6556 per US$1.00 on December 31, 2014.

Our business is directly affected by the external environment and the Brazilian economy. If the Brazilian economy stays for a prolonged period in this recessive scenario, then demand for some telecommunications services is likely to decline. Similarly, depreciation of the Brazilian real against the U.S. dollar may reduce the purchasing power of Brazilian consumers and, as a consequence, negatively affect the ability of our customers to pay for our telecommunications services.

Impact of Inflation on Our Results of Operations

Before 2006, the fees we charged our customers were periodically adjusted by ANATEL based on the inflation rates measured by the IGP-DI.

Starting in 2006, telephone fees were indexed to the IST, which is a basket of Brazilian indexes that reflect the telecommunications sector’s operating costs. Such indexing reduced inconsistencies between revenue and costs in our industry and therefore reduced the adverse effects of inflation on our business. The IST for the twelve month period ending December 2015 was 11% according to the most recent data published by ANATEL.

The table below shows the Brazilian general price inflation (according to the IGP-DI, IPCA and the IST) for the years ended December 31, 2011 through 2015:

	Inflation Rate (%) as Measured by IGP-DI(1)	Inflation Rate (%) as Measured by IPCA(2)	Inflation Rate (%) as Measured by IST(3)
December 31, 2015	10.7	10.67	11.14
December 31, 2014	3.8	6.4	5.9
December 31, 2013	5.5	5.9	5.0
December 31, 2012	8.1	5.8	4.9
December 31, 2011	5.0	6.5	4.9

(1)	Source: IGP-DI, as published by the FGV.

(2)	Source: IPCA, as published by the IBGE.

(3)	Source: IST, as published by the Agência Nacional de Telecomunicações.

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

Accounting for long-lived assets

Property, plant and equipment and intangible assets, other than goodwill, are recorded at acquisition cost. Property, plant and equipment and intangible assets with definite useful lives are depreciated or amortized on a straight-line basis over their estimated useful lives. Intangible assets with indefinite useful lives, including goodwill, are not amortized, but are instead, subject to an impairment test on a yearly basis and whenever there is an indication that such assets may be impaired.

Accounting for long-lived assets and intangible assets involves the use of estimates for determining the fair value at their acquisition dates, particularly for assets acquired in business combinations and for determining the useful lives over which they are to be depreciated or amortized as well as their residual value. Useful lives are assessed annually and changed when necessary to reflect current evaluation on the remaining lives in light of technological change, network investment plans, prospective utilization and physical condition of the assets concerned.

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

Pension and other post-retirement benefit plan

The cost of defined benefit retirement plans and other post-employment medical care benefits and the present value of pension and other postretirement obligations are determined using actuarial valuation methods. The actuarial valuation methods involve the use of assumptions about discount rates, expected future salary increases, mortality rates, health care costs trend rates and future increases in retirement benefits and pensions. The obligation of a defined benefit is highly sensitive to changes in these assumptions. All assumptions are reviewed at each year-end. The mortality rate is based on mortality tables available in the country. Future increases in wages and retirement benefits and pensions are based on expected future inflation for Brazil. The assumptions reflect historical experience and our judgment regarding future expectations.

The value of our net pension obligation on December 31, 2015, the key financial assumption used to measure the obligation as well as the sensitivity of our pension liability on December 31, 2015 and of the income statement charge in 2013, 2014 and 2015 to changes in these assumptions, is disclosed in Note 32 to our consolidated financial statements.

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

Taxes

There may be uncertainties regarding the interpretation of complex tax regulations and the amount and timing of future taxable income. We record provisions based on reasonable estimates for potential disagreement with tax authorities from the jurisdictions in which we operate. The value of these provisions is based on several factors such as experience from previous tax audits and different interpretations of tax regulations by the taxable entity and the competent tax authority in charge. Such differences of interpretation may arise in a wide variety of subjects, depending on the prevailing conditions in the domicile of the company. As a result, we may be required to pay more than our provisions or to recover less than the related judicial assets recognized.

We evaluate the recoverability of deferred tax assets based on estimates of future results. This recoverability ultimately depends on our ability to generate taxable profits over the period in which the temporary difference is deductible. The analysis considers the reversal period of deferred tax liabilities, as well as estimates of profits from operations, based on updated internal projections reflecting the latest trends.

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

Additional information on taxes is disclosed in Notes 3(q), 8 and 17 to our consolidated financial statements.

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

Additional information on provision for doubtful debts is disclosed in Notes 3(b) and 6 to our consolidated financial statements.

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

Results of Operations

The following table sets forth certain components of our net income for each year ended December 31, 2015, December 31, 2014 and December 31, 2013 as well as the percentage change of each component. In 2015, we acquired 100% of shares of GVT Participações S.A. See Note 4 to our consolidated financial statements and “Item 4.A Historical Background—GVT Acquisition.” for further information.

Results of GVT are consolidated into our financial statements as from May 1, 2015. Consequently, our results of operations for the year ended December 31, 2015 are not comparable with our results of operations for the years ended December 31, 2014 and 2013.

	Year ended December 31,			Percent change	Percent change
	2015	2014	2013	2015-2014	2014-2013
	(in millions of reais)
Net operating revenue	40,286.8	35,000.0	34,721.9	15.1%	0.8%
Cost of services and goods	(20,345.1)	(17,222.7)	(17,542.2)	18.1%	(1.8%)
Gross profit	19,941.7	17,777.3	17,179.7	12.2%	3.5%
Operating expenses:
Selling	(12,005.5)	(10,466.7)	(9,686.1)	14.7%	8.1%
General and administrative	(2,142.4)	(1,803.9)	(2,177.9)	18.8%	(17.2%)
Other operating expenses, net	(554.2)	(397.7)	(383.4)	39.4%	3.7%
Total operating expenses, net	(14,702.1)	(12,668.3)	(12,247.4)	16.0%	3.4%
Equity in earnings (losses) of associates	2.0	6.9	(55.1)	(71.0%)	(112.5%)
Operating income	5,241.6	5,115.9	4,877.2	2.5%	4.9%
Financial expenses, net	(848.2)	(362.0)	(214.8)	134.3%	68.5%
Income before taxes	4,393.4	4,753.9	4,662.4	(7.6%)	2.0%
Income and social contribution taxes	(973.2)	182.7	(946.5)	(632.7%)	̶
Net income	3,420.2	4,936.6	3,715.9	(30.7%)	32.9%
Net income attributable to:
Controlling shareholding	3,420.2	4,936.6	3,715.9	(30.7%)	32.9%
Net income	3,420.2	4,936.6	3,715.9	(30.7%)	32.9%

Results of Operations for the Year Ended December 31, 2015 Compared to the Year Ended December 31, 2014

Net Operating Revenue

Net operating revenue increased by 15.1% to R$40,286.8 million in 2015 from R$35,000.0 million in 2014 mainly due to the consolidation effect of GVT from May 1, 2015, which totaled R$3,950.3 million. Excluding such effect, net operating revenue increased by 3.8% or R$1,336.5 million in 2015 to R$36,336.5 million.

Gross Operating Revenue

Our gross operating revenue increased by 16.0% to R$60,997.5 million in 2015 from R$52,602.9 million in 2014, primarily as a result of the consolidation effect of GVT from May 1, 2015, which totaled R$6,955.7 million. Excluding that effect, gross operating revenue increased 2.7% or R$1,438.9 million in 2015 to R$54,041.8 million, driven by increases in revenues from telecommunications services and sale of goods and equipment. The table and descriptions below set forth explanations for these variations:

	Year ended December 31,		Percent change
	2015	2014	2015-2014
	(in millions of reais)
Telecommunications services (a)	57,063.6	49,178.0	16.0%
Sale of goods and equipment	3,933.9	3,424.9	14.9%
Gross operating revenue	60,997.5	52,602.9	16.0%
Value-added and other indirect taxes	(20,710.7)	(17,602.9)	17.7%
Net operating revenues	40,286.8	35,000.0	15.1%

(a)	It includes revenues from: telephone services; data transmission and value added services; interconnection fees charged; pay TV and other services.

Telecommunications services: Revenue from telecommunications services increased by R$7,885.6 million in 2015, or 16.0%, compared to 2014, primarily as a result of the consolidation effect of GVT from May 1, 2015, which totaled R$6,955.7 million. Excluding that effect, telecommunications services revenue increased by 1.9% or R$929.9 million in 2015, driven by (1) a double-digit increase in Data Transmission and Value Added Services Revenues from the successful sales of mobile data plans and packages and higher smartphone penetration within our customer base and (2) a double-digit increase of Pay TV Revenues from increases in our DTH and IPTV customer base and increased adoption of high definition television services, partially compensated by the decreasing Outgoing Voice and Interconnection Revenues, result of the 33% decrease in mobile termination rates mandated by ANATEL, which became effective in February 2015, as described in “Item 4. Information On The Company—B. Business Overview—Regulation of the Brazilian Telecommunications Industry—Mobile Services—Interconnection Fees—Mobile service”, were the main factors that contributed for the variation.

Sale of goods and equipment: Revenues from the sale of goods and equipment in 2015 increased by R$509.0 million or 14.9% compared to 2014, impacted by (1) the greater share of higher-value devices in the handset portfolio, and (2) the increase in prices due to the depreciation of the Real (R$) against the U.S. Dollar (US$).

Cost of Services and Goods

Cost of services and goods increased by R$3,122.4 million, or 18.1%, to R$20,345.1 million in 2015 from R$17,222.7 million in 2014, mainly due to the consolidation effect of GVT from May 1, 2015, which totaled R$2,216.4 million. Excluding such effect, cost of services and goods increased by 5.3% or R$906.0 million in 2015 to R$18,128.7 million. The table and descriptions below set forth explanations for these variations:

	Year ended December 31,		Percent change
	2015	2014	2015-2014
	(in millions of reais)
Cost of goods sold	(2,597.1)	(2,107.1)	23.3%
Depreciation and amortization	(5,269.6)	(4,067.3)	29.6%
Outside services and other	(5,400.9)	(4,074.1)	32.6%
Interconnection fees	(2,595.9)	(3,176.3)	(18.3%)
Rent, insurance, condominium fees, and leased lines	(2,051.1)	(1,556.4)	31.8%
Personnel	(813.6)	(549.4)	48.1%
Taxes, fees and contributions	(1,616.9)	(1,692.1)	(4.4%)
Cost of services and goods	(20,345.1)	(17,222.7)	18.1%

Cost of goods sold: Our cost of goods sold increased by R$490.0 million, or 23.3%, to R$2,597.1 million in 2015 from R$2,107.1 million in 2014, impacted by (1) the greater share of higher-value devices in the handset portfolio, and (2) the increase in prices due to the depreciation of the Real (R$) against the U.S. Dollar (US$).

Depreciation and amortization: Costs related to depreciation and amortization increased by R$1,202.3 million, or 29.6%, to R$5,269.6 million in 2015 from R$4,067.3 million in 2014, primarily as a result of the consolidation effect of Telefônica and GVT as of May 1, 2015, which totaled R$841.1 million. Excluding that effect, depreciation and amortization increased by 8.9% or R$361.2 million, particularly influenced by (1) the acquisition of the 700MHz license in December 2014, and (2) to additions to fixed assets in the year.

Outside services and other: Costs related to outside services and other increased by R$1,326.8 million, or 32.6%, to R$5,400.9 million in 2015 from R$4,074.1 million in 2014, primarily as a result of the consolidation effect of Telefônica and GVT as of May 1, 2015, which totaled R$701.2 million. Excluding that effect, outside services and other increased by 15.4% or R$625.6 million, driven by (1) higher expenses with network maintenance and purchase of TV content, and (2) higher expenses with electricity, due to the increase in unit prices.

Interconnection fees: Costs related to interconnection fees decreased by R$580.4 million, or 18.3%, to R$2,595.9 million in 2015, from R$3,176.3 million in 2014, primarily as a result of the 33% decrease in mobile termination rates mandated by ANATEL, which became effective in February 2015. Excluding the consolidation effect of GVT from May 1, 2015, which totaled R$113.3 million, interconnection fees decreased by 21.8% or R$693.7 million.

Rent, insurance, condominium fees and leased lines: Costs related to rent, insurance, condominium fees and leased lines increased by R$494.7 million, or 31.8%, to R$2,051.1 million in 2015, from R$1,556.4 million in 2014, primarily as a result of the consolidation effect of GVT from May 1, 2015, which totaled R$220.3 million. Excluding that effect, rent, insurance, condominium fees and leased lines increased by 17.6% or R$274.4 million, impacted by higher rental and leasing expenses in connection with sites where we install our antennas, due to the expansion in 4G coverage and focus on service quality.

Personnel: Personnel expenses increased by R$264.2 million, or 48.1%, to R$813.6 million in 2015 from R$549.4 million in 2014, primarily as a result of the consolidation effect of GVT from May 1, 2015, which totaled R$280.8 million. Excluding that effect, personnel decreased by 3.0% or R$16.6 million, benefited by the organizational restructuring that took place throughout the year, partially offset by (1) the increase in salaries from collective bargaining agreement of 7.0% granted in January 2015 and (2) higher expenses with health insurance.

Taxes, fees and contributions: Taxes, fees and contributions decreased by R$75.2 million, or 4.4%, to R$1,616.9 million in 2015, from R$1,692.1 million in 2014, due to lower regulatory taxes. Excluding the consolidation effect of GVT from May 1, 2015, which totaled R$59.7 million, taxes, fees and contributions decreased by 8.0% or R$134.9 million.

Operating Expenses

Operating expenses increased by R$2,033.8 million, or 16.1%, to R$14,702.1 million in 2015, from R$12,668.3 million in 2014, primarily as result of the consolidation effect of GVT from May 1, 2015, which totaled R$1,127.9 million. Excluding such effect, operating expenses increased by 7.2% or R$905.9 million in 2015 to R$13,574.2 million. The table and descriptions below set forth explanations for these variations:

	Year ended December 31,		Percent change
	2015	2014	2015-2014
	(in millions of reais)
Selling expenses	(12,005.5)	(10,466.7)	14.7%
General and administrative expenses	(2,142.4)	(1,803.9)	18.8%
Other net operating income (expense)	(554.2)	(397.7)	39.5%
Total	(14,702.1)	(12,668.3)	16.1%

Selling expenses: Our selling expenses increased by R$1,538.8 million, or 14.7%, to R$12,005.5 million in 2015 from R$10,466.7 million in 2014, primarily as a result of the consolidation effect of GVT from May 1, 2015, which totaled R$836.4 million. Excluding that effect, selling expenses increased by 6.7% or R$702.4 million, was influenced mostly by (1) higher commissioning expenses linked to the growth of the mobile subscriber base and the higher share of data, in addition to (2) higher publicity and marketing expenses.

General and administrative expenses: Our general and administrative expenses increased by R$338.5 million, or 18.8%, to R$2,142.4 million in 2015, from R$1,803.9 million in 2014, primarily as a result of the consolidation effect of GVT from May 1, 2015, which totaled R$231.2 million. Excluding that effect, general and administrative expenses increased by 5.9% or R$107.3 million, driven by higher expenses with third-party service contracts.

Other net operating income (expense): Other net operating expenses increased by R$156.5 million, or 39.5%, to R$554.2 million in 2015, from R$397.7 million in 2014. This increase is a result of the consolidation effect of GVT from May 1, 2015, which totaled R$60.3 million. Excluding that effect, other net operating income (expense) increased by 24.2% or R$96.2 million, mostly affected by the higher civil contingencies in the period.

Financial Expenses, Net

For the year ended December 31, 2015, net financial expenses reached R$848.2 million, increasing by R$486.2 million or 134.3% when compared to the period ended December 31, 2014, mainly due to higher average indebtedness in 2015, as a result of the consolidation effect of GVT from May 1, 2015. Such consolidation effect resulted in an additional R$ 461.8 million of net financial expenses, from May 1, 2015 to December 31, 2015. Excluding that effect, net financial expenses increased by 6.7% or R$24.4 million in 2015.

Income and Social Contribution Taxes

We recorded an expense from income and social contribution taxes in the amount of R$973.2 million in 2015, compared to an income of R$182.7 million in 2014. This variation was a result of Law No. 12,973, which became effective in 2014. Law No. 12,973 caused us to revise our tax basis of certain intangible assets resulting from business combinations, which resulted in a positive impact of R$1,196 million in 2014. For additional information, see “Item 10. Additional Information—E. Taxation—Brazilian Tax Considerations” and Note 28 to our consolidated financial statements.

The effective rate of income and social contribution taxes increased to 22.2% in 2015 compared with -3.8% in 2014, as 2014 result was impacted by the revisions described, apart from a higher distribution of interest on shareholders’ equity during 2014, which is deductible for purposes of calculating income and social contribution taxes based on income.

Results of Operations for the Year Ended December 31, 2014 Compared to the Year Ended December 31, 2013

Net Operating Revenue

Net operating revenue increased by 0.8% to R$35,000.0 million in 2014 from R$34,721.9 million in 2013 mainly due to the variations in our gross operating revenue discussed below.

Gross Operating Revenue

Our gross operating revenue increased by 1.3% to R$52,602.9 million in 2014 from R$51,908.0 million in 2013, primarily as a result of the increases in revenues from telecommunications services. The table and descriptions below set forth explanations for these variations:

	Year ended December 31,		Percent change
	2014	2013	2014-2013
	(in millions of reais)
Telecommunications services (a)	49,178.0	48,428.2	1.5%
Sale of goods and equipment	3,424.9	3,479.8	(1.6%)
Gross operating revenue	52,602.9	51,908.0	1.3%
Value-added and other indirect taxes	(17,602.9)	(17,186.1)	2.4%
Net operating revenues	35,000.0	34,721.9	0.8%

(a)	It includes revenues of: telephone services; data transmission and value added services; interconnection fees charged; pay TV and other services.

Telecommunications services: Revenue from telecommunications services increased by R$749.8 million in 2014, or 1.5%, compared to 2013, primarily as a result of (1) a double-digit increase in Data Transmission and Value Added Services Revenues from the increased sales of data services, higher smartphone penetration within our customer base and migration of fixed broadband clients to higher speeds, increasing ARPU and (2) a double-digit increase of Pay TV Revenues from increases in our DTH and IPTV customer base and increased adoption of high definition television services, partially compensated by the decreasing Outgoing Voice and Interconnection Revenues, result of the 25% decrease in mobile termination rates mandated by ANATEL, which became effective in February 2014, as described in “Item 4. Information On The Company—B. Business Overview—Regulation of the Brazilian Telecommunications Industry—Mobile Services—Interconnection Fees—Mobile service”.

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

Income Tax and Social Contribution

We recorded income from income tax and social contribution in the amount of R$182.7 million in 2014, compared to an expense of R$946.5 million in 2013. This variation was a result of Law No. 12,973, which became effective in 2014. Law No. 12,973 caused us to revise our tax basis of certain intangible assets resulting from business combinations, which resulted in a positive impact of R$1,195 million. For additional information, see “Item 10. Additional Information—E. Taxation—Brazilian Tax Considerations” and Note 27 to our financial statements.

The effective rate of income tax and social contribution decreased to -3.8% in 2014 compared with 20.3% in 2013, which is a result of the revisions described above as well as an increase in the distribution of interest on shareholders’ equity during 2014, which is deductible for purposes of calculating income tax and social contributions based on income.

B. Liquidity and Capital Resources

General

We fund our operations and capital expenditures primarily from operating cash flows, loans obtained from financial institutions or development banks, and debentures. As of December 31, 2015, we had R$5.3 billion in cash and cash equivalents. We do not have any material unused sources of liquidity.

Our principal cash requirements include:

·	the servicing of our indebtedness;

·	capital expenditures; and

·	the payment of dividends.

Our management believes that our sources of liquidity and capital resources, including working capital, are adequate for our present requirements.

Sources of Funds

Our cash flow from operations was R$9.9 billion in 2015, an increase of 5.1% compared to R$9.4 billion in 2014. The increase in cash flow from operations is a reflection of the consolidation effect of GVT from May 1, 2015. In addition to the effects of the GVT acquisition, (1) an increase in revenues from telecommunications services, due to higher Data Transmission and Value Added Services and Pay TV revenues, and (2) an increase in the sale of goods and equipment, partially offset by (1) an increase of costs of services and goods, due to higher personnel, network maintenance and rental and leasing expenses and (2) an increase in operating expenses, impacted by higher selling expenses, were drivers for the variation.

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

Uses of Funds

Our cash flow used in investing activities was R$14.6 billion in 2015 compared to R$7.6 billion in 2014. The increase in cash flow used in investing activities of R$7.0 billion in 2015 compared to 2014 was primarily due to the GVT acquisition (R$8.5 billion, net of cash acquired from GVT).

Our cash flow used in investing activities was R$7.6 billion in 2014 compared to R$5.5 billion in 2013. The increase in cash flow used in investing activities of 37% in 2014 compared to 2013 was primarily due to (1) an increase in investments in residential fiber, mobile 3G/4G and dedicated corporate networks and (2) the payment of license fees.

Our cash flow used in financing activities recorded an inflow of R$5.4 billion in 2015 compared to an outflow of R$3.6 billion in 2014. The decrease in cash flow used in financing activities of R$9.0 billion in 2015 compared to 2014 was due primarily to the R$16.1 billion Capital Increase performed by the Company in 2015, which was used principally to pay for the acquisition of GVT, partially offset by an increase in payment of dividends and interest on equity in 2015 compared to 2014 (R$1.2 billion), along with increased net payments of loans, financing and debentures (R$7.3 billion).

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

Indebtedness

As of December 31, 2015, our total debt was as follows:

Debt	Currency	Annual interest rate payable	Maturity	Total amount outstanding (in millions of reais)
BNDES loans and financing	UR TJLP	TJLP + 0.0% to 9.0%	2023	2,409.5
BNDES loans and financing	R$	2.5% to 8.7%	2023	404.6
BNDES loans and financing	R$	IPCA + 2.95% + TR	2016	30.7
BNDES loans and financing	R$	SELIC D-2 + 2.32%	2023	147.5
BNDES	UMBND	ECM(1) + 2.38%	2019	594.1
BNB – Banco do Nordeste loans and financing	R$	7.0% to 10.0%	2022	99.1
Debentures 4th issue - Series 3	R$	IPCA + 4%	2019	33.5
Debentures 1st issue - Minas Comunica	R$	IPCA + 0.5%	2021	91.6
Debentures 3rd issue - Single Series	R$	100% of CDI + 0.75 spread	2017	2,086.9
Debentures 4th issue - Single Series	R$	100% of CDI + 0.68 spread	2018	1,332.8
Resolution 4131	US$	2.36% and Libor + 2.00%	2017	1,087.9
Finance Leases (2)	R$	-	2033	296.7
Contingent Consideration	R$	-	2025	377.7
Suppliers finance arrangements	R$	-	2016	1,228.7
Total debt				10,221.3
Current				2,343.0
Noncurrent				7,878.3

(1)	The Currency Basket Charge (Encargos da Cesta de Moedas), or ECM, is a rate disclosed by BNDES on a quarterly basis.

(2)	Our finance leases are related to towers and rooftops, IT equipment leases, infrastructure rent and other means of transmission.

Interest and principal payments on our indebtedness as of December 31, 2015 due in 2016 and 2017 total R$2,343.0 million and R$3,920.1 million, respectively.

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

As of December 31, 2015, we were not in default of any of our obligations and therefore none of our liabilities were subject to acceleration.

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

On December 31, 2015, 16.5% of our R$10.2 billion of financial indebtedness was denominated in U.S. dollars and UMBNDES. See Note 33 to the Consolidated Financial Statements. Devaluation of the real causes exchange losses on foreign currency-denominated indebtedness and commitments and exchange gain on foreign currency-denominated assets and corporate stakes in foreign companies.

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

Capital Expenditures and Payment of Dividends

Our principal capital requirements are for capital expenditures and payments of dividends to shareholders. Capital expenditures consisted of additions to property, plant and equipment and additions to intangible assets, including licenses which totaled R$7.7 billion, R$9.1 billion and R$6.0 billion for the years ended December 31, 2015, 2014 and 2013, respectively. These expenditures relate primarily to the expansion of our network. We may seek financing for part of our capital expenditures and cash management assistance from the Brazilian government, in particular from BNDES, which is the main government financing agent in Brazil, as well as from the local or foreign capital markets or from local and foreign financial institutions. See “Item 4. Information on the Company—A. History and Development of the Company—Capital Expenditures.”

Pursuant to our bylaws and Brazilian Corporate Law, we are required to distribute a mandatory minimum dividend of 25% of “adjusted net income” (as defined below) in respect of each fiscal year to the extent earnings are available for distribution. Holders of preferred shares are assured priority in the reimbursement of capital, without a premium, and are entitled to receive cash dividends that are 10% higher than those attributable to common shares.

Adjusted net income, as determined by Brazilian Corporate Law, is an amount equal to our net income adjusted to reflect allocations to or from (i) legal reserve, (ii) statutory reserve and (iii) a contingency reserve for anticipated losses, if any.

We may also make additional distributions to the extent that we have profits and reserves available to distribute. All of the above distributions may be made as dividends or as tax-deductible interest on shareholders’ equity. Interest on shareholders’ equity are tax-deductible payments pursuant to Brazilian Corporate law, that a company may make, in addition to dividends, which the company may treat as financial expenses for tax and social contribution purposes. For more information on the payment of interests on shareholders’ equity, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividends and Dividend Distribution Policy—Dividends and Interest on Shareholders’ Equity.” We paid dividends and interest on shareholders’ equity of R$3.7 billion, R$2.4 billion and R$4.5 billion in 2015, 2014 and 2013, respectively.

Our management expects to meet 2016 capital requirements primarily from cash provided from our operations. Net cash provided by operations was R$9.9 billion, R$9.4 billion and R$9.6 billion in 2015, 2014 and 2013, respectively.

Adjustments to net income for purposes of calculating the basis for dividends include allocations to various reserves that effectively reduce the amount available for the payment of dividends. For the fiscal year ended December 31, 2015, in addition to the interim dividend and interest on own capital payments made in 2015, management decided to propose (i) the allocation of R$700 million of profits available for distribution to Reserve of Modernization and Expansion and (ii) an additional dividends payment to shareholders in the amount of R$1.3 billion. The proposal to allocate profits to Reserve of Modernization and Expansion and to pay dividends will be approved at the shareholders’ meeting that will approve the 2015 annual report. See “Item 3. Key Information—D. Risk Factors—Risks Relating to the Preferred Shares and the ADSs—Holders of our Preferred Shares and ADSs generally do not have voting rights” and “Item 10. Additional Information—B. Memorandum and Articles of Association—Description of Our Bylaws—Voting Rights.”

Accounting Pronouncements

The consolidated financial statements were prepared and are being presented in accordance with IFRS.

We adopted effective January 1, 2015 all the applicable standards, revisions of standards and interpretations issued by the IASB, including:

IAS 19 Defined Benefit Plans: Employee Contributions – Amendments to IAS 19: These amendments require that an entity consider contributions of employees or third parties in accounting for defined benefit plans. These amendments require that such contributions that are linked to the service be attributed to the periods of service as negative benefit. The amendments clarify that, if the amount of the contributions does not depend on the number of years of service, the entity is authorized to recognize such contributions, as service cost reduction in the period in which the service is rendered, instead of allocating these contributions to the periods of service. Amendments become effective as from July 1, 2014 on a retrospective basis. The application of this amendments did not have any impact on the Company’s consolidated financial statements.

Annual improvements - 2010-2012 cycle:

·	IFRS 2 Share Based Payments: This amendment changed the definition of vesting relating to the purchase conditions and its implementation is effective beginning on or after July 1, 2014. The Company does not believe that these amendments may significantly impact its financial position.

·	IFRS 3 Business Combinations: This amendment changed the subsequent accounting for contingent consideration in a business combination. Contingent consideration on acquisition of a business that is not classified as equity is subsequently measured at fair value through profit or loss, whether or not included in the scope of IFRS 9 Financial Instruments. This change is effective for new business combinations after July 1, 2014. The Company considered the application of these changes to the business combinations occurred upon acquisition of GVTPart. (Note 4).

·	IFRS 8 Operating Segments: These amendments are related to: (i) the aggregation of operating segments, which can be combined / aggregated whether they are in accordance with the criteria of the rule, in other words, if the segments have similar economic characteristics and are similar in other qualitative aspects. If they are combined, the entity shall disclose the economic characteristics used to assess whether the segments are similar; and (ii) the reconciliation of segment assets to total assets is only required to be disclosed if the reconciliation is reported to the chief operating decision maker, similar to the required disclosure for segment liabilities. These amendments became effective as from July 1, 2014. Considering the fact that the Company and its subsidiaries operate in a sole operating segment, this amendment did not have any significant impact on the Company’s financial statements.

·	IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets: The amendments to IAS 16.35 (a) and IAS 38.80 (a) clarify that a revaluation can be made as follows: i) adjust the recorded gross amount of asset to market value or, ii) determine the market value and proportionally adjust the recorded gross amount so that the resulting recorded amount is equal to the market value. IASB also clarifies that the accumulated depreciation/amortization is the difference between the recorded gross amount and the asset’s book value (i.e., the recorded gross amount – accumulated depreciation/amortization = book value). The amendment to IAS 16.35 (b) and IAS 38.80 (b) clarifies that the accumulated depreciation/amortization is eliminated so that the recorded gross amount and the book value is equal to the market value. Amendments become effective as from July 1, 2014 on a retrospective basis. Considering that the revaluation of fixed or intangible assets is not allowed in Brazil, the application of the amendments to this amendment did not have any impact on the Company’s financial statements.

·	IAS 24 Related Party Disclosures: The amendment to this standard clarifies that a management entity of other entity that provides key personnel for provision of management services is a subject related to related party disclosures. Additionally, an entity that used a management entity shall disclose the expenses incurred with management services. Amendments become effective as from July 1, 2014 on a retrospective basis. The application of these amendments does not entail significant impacts on the Company’s financial position.

Annual improvements - 2011-2013 cycle:

·	IFRS 3 Business Combinations: The amendments to this standard clarify that joint arrangements (and not only joint ventures) are not included in the application of IFRS 3. The amendments are effective on or after July 1, 2014 on a prospective basis. The application of these amendments did not have any significant impact on the Company’s consolidated financial statements.

·	IFRS 13 Fair Value Measurement: This amendment is related to the application of the exception to financial assets portfolio, financial liabilities and other contracts. The amendment is effective as from July 1, 2014. The application of this amendment did not have any significant impact on the Company’s consolidated financial statements.

·	IAS 40 Investment Property: Amendment to this standard clarifies the relationship between IFRS 3 and IAS 40 for classification of property as investment property or property occupied by owner. The description of ancillary services determined in IAS 40, which provides a difference between investment property and owner of occupied property (IFRS 3) is used to determine whether the operation refers to the purchase of an asset or a business combination. This amendment entered in force as from July 1, 2014 on a prospective basis. The application of this amendment did not have any significant impact on the Company’s consolidated financial statements.

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

In addition, to keep pace with constant innovation, we created a business incubator that allows us to easily handle emerging business opportunities of large sizes or risks that otherwise would be difficult to manage by our current business units. In 2015, we invested R$0.5 million in innovation.

The table below presents our investments in development, update and modernization of systems to support the launch of new products and services. In 2015, we invested R$47.9 million in development.

R&D investments	2015	2014	2013
	(in millions of reais)
Development	47.9	37.6	18.2
Innovation (business incubator and tests)	0.5	0.6	0.2
Total	48.4	38.2	18.4

Patents and Licenses

Our principal intellectual property assets include:

·	permission to use the trademark name “Telefônica” and all names derived from “Telefônica”;

·	our name “Telefônica Brasil S.A.”;

·	our commercial brands in Brazil, “Vivo,” “GVT,” “Global Village Telecom” and sub-brands such as “Vivo Fixo,” Vivo TV,” “Vivo Internet,” “Meu Vivo,” “Vivo Empresas,” “Vivo Play” and “Vivo Fibra” among others; and

·	our past commercial brands, “Super 15” for long-distance services, “Speedy” for broadband products, “DUO” for telephone and broadband service and “TRIO” for telephone, broadband and Digital TV service.

D. Trend Information

We are fully engaged and aware of next year’s challenges and opportunities, having the strategies and required resources to deliver the services and products expected by the market as well as guarantee market leadership and the long term business sustainability. In 2016, a highly complex macroeconomic scenario in line with tight policies will shape telecommunication market dynamic through an intensification in competition and pressure on price discount, against this background, the segment revenues could suffer a negative impact.

Brazilian telecommunications market requires an expansion of 4G and ultra-broadband structures in order to meet new customer demands, which include higher speed and more data consumption. At first glance, telecommunications players will have substantial investments to expand the current technologies which, at the same time, address new customer habits and maintain the sector’s sustainability.

We intend to simplify customer experience by offering full telecommunications solutions including mobile, fixed and digital services together with a better customer support will be a competitive edge which will build a profitable loyal customer base, and we believe the future revenue growth will be driven by mobile and fixed data services for both segments, corporate and individual, hence the increased use of connected devices.

We are already planned and addressed efforts to overcome challenges and market changes and respond quickly to business opportunities.

E. Off-balance-Sheet Arrangements

None.

F. Tabular Disclosure of Contractual Obligations

Our contractual obligations and commercial commitments as of December 31, 2015 are as follows:

	Total	Up to year	1-3 years	4-5 years	After 5 years
	(in millions of reais, as of December 31, 2015)
Contractual obligations
Loans, financing and leases (1)	6,676.6	2,222.1	2,798.7	925.9	729.9
Debentures…………………………………..	3,544.7	120.9	3,349.0	60.9	13.9
Pension and other post-retirement benefits	85.3	—	33.4	3.7	48.2
Total contractual obligations	10,306.6	2,343.0	6,181.1	990.5	792.0
Commercial commitments
Trade accounts payable	8,440.9	8,373.2	—	—	67.7
Total commercial commitments	8,440.9	8,373.2	—	—	67.7

(1)	Includes present value of minimum lease payments on operating leases of rental of equipment, facilities and stores, administrative buildings, and cell sites and contingent consideration relating to the GVT acquisition. See Note 4 for our consolidated financial statements.

Long-Term Debt – Loans, financing, leases and debentures

Amount
Year ending December 31,	(in millions of reais, as of December 31, 2015)
2017	3,920.1
2018	2,227.7
2019	716.0
2020	270.8
2021	140.1
2022 and forward	603.6
Total	7,878.3

G.	Safe Harbor

See “Cautionary Statement Regarding Forward-Looking Statements.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

We are managed by a Board of Directors (Conselho de Administração) and a Board of Executive Officers (Diretoria).

Board of Directors

Our Board of Directors comprises a minimum of five and a maximum of 17 members, all shareholders, elected and dismissed by the shareholders at the shareholders’ meeting, serving for a term of three years and may be reelected. The following is a list of the current members of our Board of Directors, their respective positions and dates of their election. The members of our Board of Directors are currently mandated until the ordinary general meeting scheduled to take place up to April 2016.

Name	Position	Date of Appointment
Antonio Carlos Valente da Silva	Chairman	April 16, 2013
Santiago Fernández Valbuena	Vice-Chairman	April 16, 2013
Antonio Gonçalves de Oliveira	Director	April 16, 2013
Eduardo Navarro de Carvalho	Director	April 16, 2013
Francisco Javier de Paz Mancho	Director	April 16, 2013
José Fernando de Almansa Moreno-Barreda	Director	April 16, 2013
Luciano Carvalho Ventura	Director	April 16, 2013
Luis Javier Bastida Ibarguen	Director	April 16, 2013
Luiz Fernando Furlan	Director	April 16, 2013
Narcís Serra Serra	Director	April 16, 2013
Amos Genish	Director	May 28, 2015
Roberto Oliveira de Lima	Director	April 16, 2013

Set forth below are brief biographies of our directors:

Antonio Carlos Valente da Silva is 63 years old and has served as Chairman of the Board of Directors of Telefônica Brasil S.A. since December 2006. He is also the President of the Board of Trustees of Fundação Telefônica. He was Chief Executive Officer of Telefônica Brasil S.A. between January 2007 and March 2015, and member of the Committee of Appointments, Compensation and Corporate Governance of Telefônica Brasil S.A. in the same period. He was Chief Executive Officer of Telefônica Data S.A., Vice-President Director of SP Telecomunicações Participações Ltda., Chairman of the Board of Directors of Telefônica Factoring do Brasil Ltda., member of the Control Committees of Media Networks Brasil Soluções Digitais Ltda., Telefônica Transportes e Logística Ltda. and of Telefônica Serviços Empresariais do Brasil Ltda. He was the Chief Executive Officer of the extinguished companies Vivo S.A., A. TELECOM S.A., Telefônica Sistemas de Televisão S.A., Ajato Telecomunicação Ltda., Lemontree Participações S.A., GTR-T Participações e Empreendimentos S.A., Comercial Cabo TV São Paulo S.A. and TVA Sul Paraná S.A. He was the Chief Executive Officer of Vivo Participações S.A. from May 10, 2011 until October 3, 2011. He was the President of Telebrasil (Brazilian Association of Telecommunications), President of SindiTelebrasil (National Union of Fixed and Mobile Telephone Service Operators) and President of Febratel (Brazilian Federation of Telecommunications) from 2010 through 2013. He was President of Ahciet (Asociación Iberoamericana de Centros de Investigación y Empresas de Telecomunicaciones) from 2007 to 2011. He was president of the Official Spanish Chamber of Commerce in Brazil from 2011 to 2015 and former President of the Euro-chambers in Brazil (an association that gathers the main European Chambers of Commerce in Brazil). He is also a member of the CDES (Economic and Social Development Council of the Presidency of the Republic of Brazil), member of the Advisory Council of CPqD, (Brazilian Telecommunications Research and Development Center), member of the Board of Executive Officers of ABDIB (Brazilian Infrastructure and Base Industries Association), and member of COINFRA (FIESP’s Infrastructure Commission). He has a degree in Electrical Engineering from PUC/RJ and has significant experience in the telecommunications market, in which he has been working since 1975. He has a post graduate degree in business and administration from PUC/RJ and has concluded several specialization courses in telecommunication systems in Brazil and abroad, as well as several specialization courses in business management, including corporate strategy at MIT/Sloan.

Santiago Fernández Valbuena, is 57 years old and acts as Vice Chairman of the Board of Directors of Telefônica Brasil S.A. and CEO of Telefónica Internacional, S.A. Mr. Valbuena is Sole Manager of Telefónica Capital, S.A. and Alternate Officer of Telefonica Chile, S.A. He is also Main Officer of Colombia Telecomunicaciones, S.A., E.S.P., Director Owner and Vice Chairman of Telefónica Móviles Mexico, S.A. de C.V. and Chairman of Telefónica America S.A. He is also CEO of SP Telecomunicações Participações Ltda. Since 2012 he has been a member of the Board of Directors of Telefónica S.A. In 2010 he was named the Strategy, Finance and Development Officer of Telefónica group. From 2002 to 2012 he was CFO and finance officer of Telefôncia Group. During this time he was also responsible for the procurement, human resources and systems area of the Group, as well as internal auditing, corporate development, and was responsible for our subsidiaries. In 1997, he joined the Telefónica group as head of Fonditel, the pension and social security arm of the Telefónica group in Spain. He has served as a member of the board of directors of Portugal Telecom and Endemol Holding, in the Netherlands. Previously, Mr. Valbuena was an officer of Société Generale Valores and of Beta Capital in Madrid. He holds an economics degree from the Universidad Complutense in Madrid and a PhD and Master in economics from Northeastern University in Boston.

Antonio Gonçalves de Oliveira is 71 years old and has served as a member of our Board of Directors and Control and Audit Committee since September 2011. Mr. Oliveira is the vice-president of the Association of Friends of the Museum of Contemporary Art of the University of São Paulo since 2011. He was also a member of the Board of Directors of Paranapanema S.A., from April 2012 to April 2014, and a member of the Fiscal Board of Klabin S.A., from April 2010 until April 2013. He was a member of the Board of Directors of Vivo Participações S.A. from March 2001 to September 2011, and of its Control and Audit Committee from July 2005 to September 2011, being its president for 5 years. Mr. Oliveira was also a member of the Board of Directors of TELESP Celular S.A. and a member of the Board of Directors and of the Control and Audit Committee of the following companies: Tele Sudeste Celular Participações S.A., Telemig Celular Participações S.A., Telemig Celular S.A., Tele Leste Celular Participações S.A., Tele Centro Oeste Celular Participações S.A. and Celular CRT Participações S.A., until these companies ceased to exist, due to their incorporation by Vivo Participações S.A. Mr. Oliveira was the Chairman of the Fiscal Council of Bahia’s Electricity Company (Companhia de Eletricidade da Bahia), or COELBA, from April 2006 to April 2008, chairman of the Association of Friends of the Museum of Contemporary Art of USP (Associação de Amigos do Museu de Arte Contemporânea da USP), from 2006 to 2010, member of the Fiscal Counsel of Iguatemi Shopping Centers, from 2007 to 2008, and was in the Fiscal Board of Melpaper, from 2009 to 2010. Mr. Oliveira was also a member of the Council of Representatives of the Federation of Industries of the State of São Paulo (Federação das Indústrias do Estado de São Paulo), or FIESP. Mr. Gonçalves de Oliveira is an elected member of the Advisory Board of The Welfare Fund for Employees of Banco do Brasil (Caixa de Previdência dos Funcionários do Banco do Brasil), or PREVI, and from 2003 to 2004, he was also a member of the Council of Social and Economic Development of the Brazilian government and of the Working Group for Small and Medium Enterprises in Mercosul, nominated by the Brazilian government. He was member of the Steering Committee and Management of the Banco do Povo de Estado de São Paulo, member of the Board of Executive Officers of ADEBIM (Associação de Empresas Brasileiras para a Integração de Mercados) and Chairman of the Deliberative Board of the Association of Employees of Banco do Brasil ANABB, for eight years. In the role of sociologist, he was President of the Association of Sociologists of the State of São Paulo, for 6 years, and director, for 4 years of the Latin American Association of Sociology. Mr. Oliveira was the executive coordinator of the National Movement of Micro and Small Enterprise (Movimento Nacional da Micro e Pequena Empresa). Mr. Gonçalves holds a degree in Social Sciences, a master’s degree in Communication Sciences and a post-graduate degree in Sociology of Organizations from the University of São Paulo (Universidade de São Paulo) in Brazil. He also holds a specialist title in Human Resources from Fundação Getúlio Vargas in São Paulo and extension courses on business management topics. Mr. Oliveira is Certified Counselor by the Brazilian Institute of Corporate Governance, IBGC, due to his experience in supervisory boards, management boards and fiscal boards.

Eduardo Navarro de Carvalho is 52 years old and is a member of our Board of Directors and President of the Service Quality and Marketing Committee. He was, from 2010 to February 2014, Director of Strategy and Alliances at Telefónica S.A. and is currently Chief Commercial Digital Officer of Telefónica S.A. as well as a member of its Board of Executive Officers. Previously, he was responsible for Strategic Planning and Regulatory at Telefónica Internacional S.A. From 1999 and 2005, he served as Vice President of Corporate Strategy and Regulatory Group at Telefonica in Brazil, participating in the Steering Committee of several companies of the Telefónica group in Brazil. He worked for five years as a consultant at McKinsey & Company (1994-1999), during which he led projects in Brazil, Spain, Portugal and South Africa, focusing on strategies in the areas of Industry, Infrastructure and Telecommunications. He began his professional experience in the steel industry, where he worked from 1986 and

1994 in Group ARBED in Brazil. He graduated in Metallurgical Engineering from the Federal University of Minas Gerais, Brazil.

Francisco Javier de Paz Mancho is 57 years old and is a member of our Board of Directors and of our Nominations, Compensation and Corporate Governance Committee. Mr. Mancho is also a member of the Board of Directors of Telefónica S.A. and Telefónica de Argentina S.A., and Chairman of Telefónica Gestión de Serviços Compartidos Espanha S.A. since September 2014. He was the Chairman of Atento Inversiones y Teleservicios from December 2008 to December 2012. From June 2004 until December 2007, he was the President of Mercasa. He was Deputy Chairman and Manager of Corporate Strategy of Panrico Donuts Group (1996–2004), General Manager of International Trade of the Ministry of Tourism and Commerce (1993–1996), General Secretary of the Socialism Youth and Member of the Executive Council of PSOE (1984-1993). He also served the following posts and responsibilities: Director of the Tunnel of Cadí (2004-2006), Chairman of the Patronal Pan y Bollería Marca (COE) (2003-2004), Director of Mutua de Accidentes de Zaragoza (MAZ) (1996-2004), Director of the Panrico Group (1998-2004), Chairman of the Commercial Distribution Centre of the Ministry of Tourism and Commerce 1994-1996), Member of the Economic and Social Board and its permanent Commission (1991-1993 and 1996-2000), and Director of Tabacalera S.A. (1993-1996). Mr. Mancho holds degrees in Information and Publicity and a degree in law studies from the Executive Management Program of IESE (Universidad de Navarra).

José Fernando de Almansa Moreno-Barreda is 67 years old and is a member of our Board of Directors and President of the Nominations, Compensation and Corporate Governance Committee. He is a member of the Board of Directors of Telefónica S.A. He is also a member of the Board of Directors of Telefónica Latinoamérica S.A., Telefónica Móviles México S.A. de CV, and BBVA Bancomer Mexico. Mr. Almansa joined the Spanish Diplomatic Corps in 1974 and served from 1976 to 1992 as Embassy Secretary of the Spanish Embassy in Brussels, Cultural Counselor of the Spanish Representation to Mexico; Chief Director for Eastern European Affairs and Atlantic Affairs Director in the Spanish Foreign Affairs Ministry; Press and Political Counselor to the Spanish Permanent Representation to the North Atlantic Council in Brussels; Minister-Counselor of the Spanish Embassy in the Soviet Union; General Director of the National Commission for the 5th Centennial of the Discovery of the Americas and Deputy General Director for Eastern Europe Affairs in the Spanish Foreign Affairs Ministry. In January 1993, Mr. Almansa was appointed Chief of the Royal Household by His Majesty King Juan Carlos I. He held this post until December 2002 and is currently Personal Adviser to His Majesty King Juan Carlos I. Mr. Almansa holds a law degree from the Universidad de Deusto, Bilbao, Spain.

Luciano Carvalho Ventura is 68 years old and has served as a member of our Board of Directors and of the Service Quality and Customer Service Committee since 2005. He is the officer responsible for LCV Corporate Governance. He is a member of Fiscal Board of CSU CardSystem. He has been a member of the Board of directors Lojas Salfer S.A. from 2008 to 2010, a member of the Board of Directors of Y. Yakakka since 2002, and has been a member of the Advisory Board of José Alves Group, since 1999. He holds an MBA from Escola de Administração de Empresas de São Paulo–Fundação Getúlio Vargas, a post-graduate degree in finance from Escola de Administração de Empresas de São Paulo da Fundação Getúlio Vargas, a degree in Business Management from Escola de Administração de Empresas da Universidade Federal de Pernambuco, and a degree in Economics from Faculdade de Ciências Econômicas da Universidade Federal de Pernambuco.

Luis Javier Bastida Ibarguen is 70 years old and is a member of our Board of Directors and President of the Control and Audit Committee. Since 2002, he has acted as an independent consultant. During 2000 and 2001, he worked in Banco Bilbao Vizcaya Argentaria, where he was a member of the Steering Committee and head of the Global Asset Management Division. Mr. Bastida began working at Banco Bilbao Vizcaya Argentaria in 1988. From 1994 to 2000, he was Chief Financial Officer (CFO), reporting directly to the Chairman. From 1976 to 1987, he worked at Banco Bilbao, where he had different responsibilities, mainly in areas related to finance. From 1970 to 1976, he worked for General Electric in New York and Spain. At General Electric, he was a member of the Finance Management Program and the International Finance Program and worked in various capacities in the Finance and Strategic Planning Functions. He holds degrees in Business Sciences at the E.S.T.E. University in San Sebastián–Spain and holds an MBA from Columbia University in New York.

Luiz Fernando Furlan is 69 years old and is a member of the Boards of Directors of Telefônica Brasil S.A. (Brasil), Telefónica S.A. (Spain), BRF S.A. (Brasil), AGCO Corporation (USA). Previously, he was Chairman of the Board of Directors at Sadia S.A., from 1993 to 2002 and from 2008 to 2009, company within which he held numerous executive positions from 1976 to 1993. He was Co-Chairman of the board of BRF S.A. from 2009 to 2010, as well as a member of the board of Amil Participações S.A. from 2008 to 2013, as well as a member of the advisory board of Panasonic (Japan) and ABERTIS Infraestructuras S.A. (Spain). He served as Minister of Development, Industry and Foreign Trade of Brazil from 2003 to 2007. Since 2008, he has been the Chairman of the Board of Directors of Fundação Amazonas Sustentável “FAS” (Brazil), and up to 2013, he is also member of Global Ocean Commission (USA) and member of Conselho Superior de Gestão em Saúde de São Paulo (Brazil). He holds a degree in Chemical Engineering from FEI (University of Industrial Engineering) and in Business Administration from University of Santana – São Paulo, with extension and specialization courses in Brazil and abroad.

Narcís Serra Serra is 72 years old and is as a member of our Board of Directors and of our Control and Audit Committee. From 1991 to 1995, he was Vice President of the Government of Spain, and from 1982 to 1991, served as Minister of Defense. From 1979 to 1982, he was the Mayor of Barcelona. Mr. Serra holds a doctorate in economics from the Universidad Autónoma de Barcelona and is President of Barcelona Institute for International Studies (IBEI).

Amos Genish is 56 years old and our Chief Executive Officer as well as a member of our Board of Directors and of our Nominations Compensation and Corporate Governance Committee. He is also CEO of Global Village Telecom S.A., Innoweb Ltda., POP Internet Ltda., Telefônica Data S.A. and GVT Participações S.A. He is also the Chairman of the Board of Directors of Telefônica Factoring do Brasil Ltda. and VP of SP Telecomunicações Participações Ltda. Mr. Genish is the Statutory Officer of SindiTelebrasil, the National Union of Fixed and Mobile Telephone Service Operators (Sindicato Nacional das Empresas de Telefonia e de Serviço Móvel Celular e Pessoal). Mr. Genish was Senior Executive Vice President (1989-1994) and President (1995-1996) of Edunetics, a software company listed on NASDAQ until its acquisition by the National Education Corporation in 1996. From 1997 to 1998, he held senior management positions with Gilat Satellites Network, an Israeli communications company, as part of its rural telephony division. Mr. Genish was part of the founding team of GVT since 1999, presiding over its successful IPO in 2007 and during the acquisition of control in 2009 by Vivendi. Mr. Genish was a member of the Executive Board of Directors (management board) of Vivendi S.A. until 2012. He holds a degree in economics and accounting from the University of Tel-Aviv, Israel, and has extensive experience in the high-tech telecommunications industry.

Roberto Oliveira de Lima is 64 years old and serves as a member of our Board of Directors and a member of the Service Quality and Marketing Committee. His career includes positions in the information technology and financial areas at groups such as Saint Gobain, Rhodia and Accor. From 1999 to 2005, he was Chairman and CEO of the Credicard group. From 2005 to 2011, he was the Chief Executive Officer of Vivo Participações S.A. and Vivo S.A. Since then he has served on the boards of companies such as Edenred in France, Naspers Holdings in South Africa and Grupo Pão de Açúcar, Rodobens and Natura in Brazil. In January 2014, he became Chairman of the Publicis Group Worldwide in Brazil. Since September 2014 he is the Chief Executive Officer of Natura Cosméticos S.A. He holds a degree in Public Administration and a graduate degree in Accounting and Financial Management, both from Fundação Getúlio Vargas, Brazil. He also holds a master’s degree in Finance and Strategic Planning from the Institute Superieur des Affaires, Jouy en Josas, France.

There is no family relationship between any of the directors named above. There is no arrangement or understanding with major shareholders, customers, suppliers or others, pursuant to which any director referred to above was selected as such.

Board of Executive Officers

The Board of Executive Officers consists of at least three (3) and no more than 15 members, who may or may not be our shareholders, must be resident in the country, are appointed by our Board of Directors for a period of three (3) years, may be reelected, and who may remain in office until reappointed or replaced. Our Board of Executive Officers is responsible for our day-to-day management and for representing us in our business with third parties. Any of our executive officers may be removed at any time by a decision of the Board of Directors.

The following are the current members of the Board of Executive Officers, their respective positions and the date of their appointment.

Name	Position	Date of Appointment
Amos Genish	Chief Executive Officer	May 28, 2015
Breno Rodrigo Pacheco de Oliveira	General Secretary and Legal Officer	April 23, 2013
Alberto Manuel Horcajo Aguirre	Chief Financial Officer, Investor Relations and Corporate Resources Officer	August, 7, 2013

Set forth below are brief biographies of our executive officers:

Breno Rodrigo Pacheco de Oliveira is 40 years old and serves as General Secretary and Legal Officer of Telefônica Brasil S.A., Global Village Telecom S.A., GVT Participações S.A., Innoweb Ltda., POP Internet Ltda. and Telefônica Data S.A. He is also Corporate Secretary of the Board of Directors of Telefônica Brasil S.A., a member of the Deliberative Council of Visão Prev Sociedade de Previdência Complementar and Officer of SP Telecomunicações Participações Ltda. Mr. Oliveira is also Corporate Secretary of the Board of Directors of Telefônica Factoring do Brasil Ltda., Corporate Secretary and member of the Board of Directors of Telefônica Corretora de Seguros Ltda., member of the Board of Directors of Companhia ACT de Participações and Companhia AIX de Participações He was Officer of the following extinguished companies: Vivo S.A., A.Telecom S.A., Telefônica Sistema de Televisão S.A., Ajato Telecomunicação Ltda., Lemontree Participações S.A., TVA Sul Paraná S.A., GTR-T Participações e Empreendimentos S.A. and Comercial Cabo TV São Paulo S.A. until July 1, 2013, when these companies were merged into us. He was also General Secretary and Legal Officer from February 3, 2011 to October 3, 2011 of Vivo Participações S.A. (when it was merged into the company) and of Vivo S.A. from April 2005 to February 2011. He holds a law degree from Universidade do Vale do Rio dos Sinos – UNISINOS, Brazil.

Alberto Manuel Horcajo Aguirre, is 52 years old. He is currently our Chief Financial Officer, Investor Relations and Corporate Resources Officer as well as Chief Financial Officer and controller of Telefônica Data S.A. He is also a member of the Board of Trustees of Fundação Telefônica; Chief Financial Officer and Corporative Resources Officer of Global Village Telecom S.A., GVT Participações S.A., Innoweb Ltda. and POP Internet Ltda.; Officer of SP Telecomunicações Participações Ltda. and member of the Board of Directors of Telefônica Corretora de Seguros Ltda. He was formerly an executive officer of Vivo and has also been global services officer of the Telefonica Group in Madrid, where he was responsible for logistics, real estate, workspace and customer services. Mr. Aguirre has also served as purchasing director from 2004 to 2011. He was an officer in the areas of finance, human resources and general services, in our operations in Spain, Argentina, Brazil, Peru and of the Telefonica Group as a whole. Mr. Aguirre was CEO of Atento in Madrid from 2001 to 2004. Since 2002, he has served as an independent board member for the Lantero Group in Spain and was previously a board member of Transportes Azkar, also in Spain. Mr. Aguirre has also been CEO of Ardizia, the investment firm, from 1999 to 2001. Since 2010, he is patron of the Institute for Education and Research in Madrid of the University of Navarra. He holds a law degree from the Universidad Complutense in Madrid and was a Fulbright scholar at Columbia University from 1986 to 1988. In 2011 he was part of the Stanford Executive Program for advanced operations design.

For the biography of Amos Genish, see “—C. Board Practices—Board of Directors.”

There is no family relationship between any of the executive officers named above. There is no arrangement or understanding with major shareholders, customers, suppliers or others, pursuant to which any executive officer referred to above was selected as such.

B. Compensation

For the year ended December 31, 2015, the aggregate amount of compensation paid to all our directors and executive officers was approximately R$82.6 million, of which R$40.3 million corresponded to salaries and R$42.3 million corresponded to bonuses.

For the year ended December 31, 2015, our directors and officers did not receive any pension, retirement or similar benefits. For a description of our pension plan, see “—D. Employees—Pension Plans.”

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

Our Board of Directors is responsible, among other things, for:

·	establishing our general business policies;

·	electing and removing, at any time, the members of our Board of Executive Officers, and establishing their responsibilities with due regard for legal and statutory provisions;

·	supervising our management and examining, at any time, our corporate records, and requesting information regarding the execution or the process of execution of any agreements and other acts;

·	calling General Shareholders Meetings;

·	approving the financial statements, management reports, proposals for allocation of the company’s results and the submission of such documents to the General Shareholders Meeting;

·	appointing and deposing external auditors, as well as the responsible for wholesale operations;

·	determining the distribution of interim dividends;

·	determining the payment of interest on equity “ad referendum” of the General Shareholders Meeting;

·	authorizing the purchase of our shares to be cancelled or kept in treasury;

·	appointing and removing the person responsible for internal auditing;

·	approving the budget and annual business plan;

·	deliberating on the issuance of new shares by increasing the corporate capital within the limits authorized by the bylaws;

·	approving the issuance of commercial paper and depositary receipts;

·	authorizing the disposal of assets directly related to telecommunications public utilities;

·	approving agreements, investments and obligations in an amount greater than R$250 million that have not been contemplated in the budget;

·	approving employment and compensation plans, incentive policies and professional development, regulation and staffing of the company, and the terms and conditions of collective bargaining agreements to be executed with unions representing various categories of the company’s employees and adhesion or disassociation from pension plans, all with respect to employees of the company; the Board of Directors can, at its own discretion, assign to the company’s Board of Executive Officers limits to deliberate on these matters;

·	authorizing the acquisition of interest in other companies on a definitive basis and the encumbrance and creation of lien on or sale of an equity interest;

·	authorizing the offering of ordinary nonconvertible unsecured debentures;

·	approving the organizational structure of the company; the Board of Directors can assign to the officers of the Board of Executive Officers limits to the exercise of such powers, subject to legal and bylaws provisions;

·	approving and modifying the internal regulations of the Board of Directors;

·	deliberating as to the issuance of warrants;

·	deliberating, by delegation of the General Shareholders Meeting, about the following aspects related to the company’s issuance of debentures: (i) opportunity to issue, (ii) time and conditions of expiration, amortization or redemption, (iii) time and conditions of the payment of interest, of the participation in the profits and of the premium of repayment, if any, (iv) method of subscription or placement, and (v) the type of debentures;

·	approving the establishment of technical and advisory committees for advice on matters of interest to the company, to elect members of such committees and approve the committees, internal regulations, which shall contain specific rules concerning their organization, functions, powers, and compensation of members;

·	authorizing the sale of property, the creation of in rem guarantees and the provision of guarantees on behalf of third parties, and setting limits on the practice of such acts by the officers;

·	establishing, as an internal regulation, the limits for the officers to authorize the disposition or encumbrance of permanent assets, including those related to public telecommunications services which are disabled or inoperable;

·	approving the company’s participation in consortia in general, and the terms of such participation; the Board of Directors may delegate such powers to the officers and establish limits, as it seeks to develop activities in line with the company’s purpose;

·	setting the limits for the officers to authorize the practice of reasonable gratuitous acts for the benefit of employees or the community of which the company is a part of, including the donation of unserviceable assets to the company; and

·	approving the creation and dissolution of subsidiaries of the company, in Brazil or abroad.

The members of our Board of Directors are all shareholders, one of them being elected by the preferred shareholders in a separate voting process and the others being elected by the holders of common shares.

Fiscal Board

Brazilian Corporate Law and our bylaws each require that we maintain a statutory Fiscal Board (Conselho Fiscal). Our permanent, statutory Fiscal Board, which is a separate and distinct entity from our outside auditors, is primarily charged with certain advisory, reporting, oversight and review functions with respect to the company’s financial statements. Our statutory Fiscal Board is also responsible for rendering opinions on management’s annual report and management proposals, including financial statements, to be submitted at shareholders meetings relating to a change in the company’s capital composition, investment plans, budget, debenture issuances or subscription bonuses, payment of dividends and consolidations, mergers and spin-offs. However, the statutory Fiscal Board, as required by Brazilian Corporate Law and our bylaws, has only an advisory role and does not participate in the management of the company. Indeed, decisions of the statutory Fiscal Board are not binding on the company under Brazilian Corporate Law.

In accordance with Brazilian Corporate Law and our bylaws, the Fiscal Board consists of a minimum of three (3) and a maximum of five (5) active members and an equal number of alternates. The members of the Fiscal Board are elected for a period of one (1) year and may be reelected.

One member of the Fiscal Board and his or her alternate must be elected by holders of preferred shares in a separate voting process. The following are the current members of the Fiscal Board:

Members	Alternates	Date Appointed
Flavio Stamm	Gilberto Lerio	April 23, 2014
Cremênio Medola Netto[1]	-	April 23, 2014
Charles Edwards Allen	Stael Prata Silva Filho	April 23, 2014

Committees

Brazilian Corporate Law does not require a corporation to maintain committees responsible for ethics, corporate governance or compensation. Nevertheless, our Board of Directors has created the following committees:

·	Control and Audit Committee;

·	Nominations, Compensation and Corporate Governance Committee; and

·	Service Quality and Marketing Committee.

Control and Audit Committee

Our Control and Audit Committee was created by our Board of Directors in December 2002 and comprises a minimum of three (3) and a maximum of five (5) directors, who are not members of our Board of Executive Officers, and who are appointed by the Board of Directors to serve as members of the Control and Audit Committee for the duration of their respective terms as members of the Board of Directors. The Committee has its own charter, which was approved by the Board of Directors. The Committee provides support to the Board of Directors.

According to its charter, the Control and Audit Committee shall meet four (4) times per year (once every three (3) months) and report its conclusions to the Board of Directors. We anticipate that there will be some similar functions between the Control and Audit Committee and our statutory Fiscal Board.

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

________________________

1 Note: On December 31, 2015 Mrs. Fabiane Reschke resigned the position of alternate member of the Fiscal Board. The position shall remain vacant until the ordinary general meeting which shall be held on 2016.

The following are the current members of the Control and Audit Committee:

Members	Date Appointed
Luis Javier Bastida Ibarguen	April 23, 2013
Antonio Gonçalves de Oliveira	April 23, 2013
Narcís Serra Serra	April 23, 2013

Nominations, Compensation and Corporate Governance Committee

Our Nominations, Compensation and Corporate Governance Committee was established in November 1998, and was restructured in October 2004, and consists of three (3) to five (5) directors appointed by the Board of Directors to serve for the duration of their respective terms as members of the Board of Directors. The Committee meets from time to time, depending on the availability of its members and when called by its chair. The Nominations, Compensation and Corporate Governance Committee, among other responsibilities that may be required by the Board of Directors, is charged with informing and providing recommendations to the Board of Directors regarding the following:

·	the appointment of executive officers for our company and our subsidiaries;

·	the parameters on compensation for our executive officers and administrators;

·	the terms and conditions of executive officers’ employment agreements;

·	the review of the Board’s compensation plan and any amendments;

·	the incentive plans related to compensation;

·	the compensation policy for directors and executive officers of the company; and

·	the annual corporate governance report.

The following individuals are the current members of the Nominations, Compensation and Corporate Governance Committee:

Members	Date Appointed
José Fernando de Almansa Moreno-Barreda	April 23, 2013
Amos Genish	May 28, 2015
Francisco Javier de Paz Mancho	April 23, 2013

Service Quality and Marketing Committee

The Service Quality and Marketing Committee was created on December 16, 2004 and provides assistance to our Board of Directors. The Committee consists of at least three (3), and at most five (5), members of our Board of Directors selected periodically to serve for the duration of their respective terms as members of the Board of Directors. The Committee meets from time to time, depending on the availability of its members and when called by its chair. The Committee is responsible for review and analysis of quality indices measuring our principal services and to ensure that the requisite degree of commercial assistance is furnished to our clients.

Members	Date Appointed
Eduardo Navarro de Carvalho	April 23, 2013
Luciano Carvalho Ventura	April 23, 2013
Roberto Oliveira de Lima	April 23, 2013

D.	Employees

As of December 31, 2015, we had 33,847 employees. We have full-time and part-time employees, Our part-time employees work primarily at our stores and call centers. Our employees are divided into the following categories: 40.6% in our network plant operation, maintenance, expansion and modernization; 51.5% in sales and marketing; and 7.8% in administration, finance and investor relations, human resources, inventory, technology, legal and strategic planning and management control.

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

Approximately 8.5% of our employees are union members. These unions have state representation, so we have employees represented by the unions of all 26 states plus the Federal District. In turn, 19 of these unions are associated with the National Federation of Telecommunications Workers (Fenattel) and other 8 unions are associated with the Interstate Federation of Workers and Researchers in Telecommunications (Fitratelp). Besides these 27 unions, we have employees represented by São Paulo Engineers’ Union.

Our collective bargaining agreement for these employees was renewed for 85.5% of our employees on September 1, 2015 and will expire on August 31, 2016. For the remaining employees the negotiation process was transferred for 2016.

Our management considers relations with our work force to be very good. We have never experienced a work stoppage for a significant period or that had a material effect on our operations.

Pension Plans

Before December 1999, the Fundação Sistel de Seguridade Social (SISTEL) plan, a defined benefit plan that supplemented government-provided retirement benefits, was adopted for all the employees of the former Telebrás System and we were contingently liable for all of the unfunded obligations of the plan.

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

In 2005, we created a closed social security entity called Visão Prev Sociedade de Previdência Complementar to manage the pension plans of the Telefónica group in Brazil. From 2005 to 2010, management of all plans was transferred from Fundação Sistel to Visão Prev, except for PBS-A Plan which continues to be managed by Fundação Sistel.

In 2011, the Visão Telesp, Visão Telefônica Empresas, Visão Assist and Visão ATelecom plans were consolidated into the Visão Telefônica plan. Following the acquisition of the Tevecap S.A., or TVA, companies, we became sponsors of Abrilprev, a defined contribution plan, for employees of these companies.

On September 1, 2013, we began offering the Visão Multi Pension Plan to our employees who do not have a pension plan. This plan was launched in order to standardize private pension benefits following the corporate restructuring of our subsidiaries in Brazil. In this plan, participants can make basic contributions of 1-2% and additional contributions of 0-5% of salary and we contribute a percentage between 50% to 125%, depending on length of service.

In July, 2014, a spin-off of the Abrilprev plan covering employees of the TVA companies was approved and its management transferred to Visão Prev. This plan is now called Visão TVA.

In September 2015 the merger of the plans CelPrev Telemig, Visão Celular CRT, Visão Telebahia Celular, Visão Telergipe Celular, Visão Telerj Celular, Visão Telest Celular, TCP Prev by the plan Visão Telefônica was approved. Also in September 2015 the merger of the plan Visão TVA by the plan Visão Multi was approved.

In May 2015 the company also became a sponsor of private pension plans of the open entity Brasilprev that were offered to GVT’s employees.

Considering the total workforce, 25% of our employees are participants of our private retirement plans.

E.	Share Ownership

None of our directors or executive officers beneficially owns, on an individual basis, 1% or more of our common or preferred shares (including ADSs representing preferred shares) or of our total equity share capital. We currently have two share ownership plans in place:

1)	Performance & Investment Plan (“PIP”)

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

The distribution of shares related to the first cycle (2011-2014) did not occur, given that the minimum TRS set forth in the program was not achieved.

The next distributions of shares are scheduled as follows:

·	Cycle 2013-2016: scheduled to occur in June 2016, with 72 executives (including two executives appointed pursuant to the bylaws) of Telefônica Brasil having the potential right to receive 274,572 initial shares of Telefónica S.A., which, as of December 31, 2015, accrued R$9.1 million.

In 2014, Telefônica approved the extension of this program for three cycles, each lasting three years, beginning on October 1, 2014 and ending on September 30, 2017. The number of shares is communicated early in the cycle, and after the period of three years from the grant date, the shares are transferred to the participant if the specified TRS is reached.

The next distributions of shares are scheduled as follows:

·	Cycle 2014-2017: scheduled to occur in September 2017, with 77 executives (including two executives appointed pursuant to the bylaws) of Telefônica Brasil having the potential right to receive 368,983 initial shares of Telefónica S.A., which, as of December 31, 2015, accrued R$6.6 million.

·	Cycle 2015-2018: scheduled to occur in September 2018, with 128 executives (including two executives appointed pursuant to the bylaws) of Telefônica Brasil having the potential right to receive 771,058 initial shares of Telefónica S.A., which, as of December 31, 2015, accrued R$2.9 million.

2)	Talent for the Future Share Plan (“TFSP”)

The Annual General Shareholders’ Meeting of Telefónica held in 2014 approved a long-term program in order to reward the commitment, outstanding performance and high potential of its Executives globally with the allocation of shares of Telefónica.

Participants do not need to pay for their initial shares. The initially expected total duration of the plan is three years. The beginning of the cycle was on October 1, 2014 and will last until September 30, 2017. The number of shares is stated in the beginning of the cycle and, after the period of three years from the grant date, the shares will be transferred to the participant if the goal is reached.

The delivery of shares is conditional upon: (i) maintain an active working relationship in the Telefónica Group at the date of the cycle’s consolidation; and (ii) the achievement of results which represent the fulfillment of the objectives set for the plan. The level of success is based on the comparison of the evolution of shareholder remuneration considering price and dividends (Total Shareholder Return - TSR) of Telefónica share, vis-à-vis the evolution of TSRs corresponding to a number of companies quoted in the telecommunications industry, which correspond to the Comparison Group. The maximum number of shares allocated in the first open cycle on December 31, 2015 is as follows:

·	Cycle 2014-2017: scheduled to occur in September 2017, with 68 managers of Telefônica Brasil having the potential right to receive 66,500 initial shares of Telefónica S.A., which, as of December 31, 2015, accrued R$967 thousand.

·	Cycle 2015-2018: scheduled to occur in September 2018, with 106 managers of Telefônica Brasil having the potential right to receive 81,000 initial shares of Telefónica S.A., which, as of December 31, 2015, accrued R$327 thousand.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

In accordance with our bylaws, we have two classes of capital stock authorized and outstanding: common shares (ações ordinárias) and preferred shares (ações preferenciais). Our common shares have full voting rights. Our preferred shares have voting rights only under limited circumstances. On December 31, 2015, Telefónica S.A. owned 34.67% of our common shares, Telefónica Internacional owned 8.18% of our common shares and SP Telecomunicações owned 51.46% of our common shares. Since Telefónica Internacional is a wholly owned subsidiary of Telefónica and owns 55.28% of the equity share capital of SP Telecomunicações, Telefónica has effective control over 94.47% of our outstanding common shares. Accordingly, Telefónica has the ability to control the election of our Board of Directors and to determine the direction of our strategic and corporate policies. None of Telefónica, Telefónica Internacional or SP Telecomunicações has any special voting rights beyond those ordinarily accompanying the ownership of our common and preferred shares.

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

The following tables set forth information relating to the ownership of common and preferred shares by Telefónica, SP Telecomunicações, Telefónica Internacional and our officers and directors based on 571,644,217 common shares and 1,119,340,706 preferred shares outstanding as of December 31, 2015. We are not aware of any other shareholder that beneficially owns more than 5% of our common or preferred shares.

Shareholder’s Name	Number of common shares owned	Percentage of outstanding common shares
SP Telecomunicações	294,158,155	51.46%
Telefónica S.A.	198,207,608	34.67%
Telefónica Internacional	46,746,635	8.18%
All directors and executive officers as a group	1,511	—

Shareholder’s Name	Number of preferred shares owned	Percentage of outstanding preferred shares
SP Telecomunicações	38,537,435	3.44%
Telefónica S.A.	305,122,195	27.26%
Telefónica Internacional	360,532,578	32.22%
All directors and executive officers as a group	21,805	—

As of December 31, 2015, there were a total of 243 ADR holders of record and 188,546,298 ADRs outstanding, representing 188,546,298 preferred shares or 17% of outstanding preferred shares. Since some of these ADRs are held by nominees, the number of record holders may not be representative of the number of beneficial holders.

B. Related Party Transactions

Transactions with related parties are submitted to review by our related parties committee and, when necessary, approval by our board of directors and shareholders, in compliance with our bylaws. We believe that all related party transactions are carried out according to guidelines, criteria and market rules in order to provide sufficient transparency to contracts between related parties.

Note 29 to our consolidated financial statements presents, in tabular format, more detailed financial information with respect to transactions and balances with related parties. We provide below a summary description of our material transactions with related parties to which we are currently party or have been party in the last three years.

Telefónica S.A.

On January 2, 2008, we entered into a copyright licensing agreement, or Brand Fee agreement with Telefónica S.A., with respect to the brand “Telefonica.” The amounts in connection with these agreements totaled R$337 million in 2015, R$327 million in 2014 and R$292 million in 2013.

Telefônica Internacional Wholesales Services Brasil Ltda.

On June 3, 2002, we entered into a supply agreement for the IP Band with Telefônica Internacional Wholesales Services Brasil Ltda., with respect to the internet transit service, which is a connection dedicated to the transportation of internet traffic. The amounts in connection with these agreements totaled R$174 million in 2015, R$147 million in 2014 and R$138 million in 2013.

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

Tax Matters — Probable Loss

Federal Taxes

On December 31, 2015, the company was party to federal administrative and judicial proceedings relating to (i) claims resulting from the non-ratification of compensation and refund requests, formulated by the company; (ii) social contributions relating to an alleged failure to pay 11% on the value of invoices, billing and receipts from service providers hired for the transfer of labor; (iii) CIDE levied on the remittance of funds abroad relating to technical services, administrative assistance and to services of similar nature, as well as royalties; (iv) fixed: non-inclusion of interconnection and EILD expenses in the FUST base and Wireless carrier: non-inclusion of revenues from interconnection in the FUST tax base; (v) contribution to Empresa Brasileira de Comunicação, created by Law No. 11,652/08; (vi) TFI/TFF on mobile stations; (vii) IRRF on interest on shareholder’s equity; (viii) Public Price for Numbering Resources Management (PPNUM) by ANATEL instituted by Resolution No. 451/06;; (ix) Social Investment Fund (Finsocial) offset amounts; (x) failure to pay withholding social contribution levied on services rendered, remuneration, salaries and other salary bases; (xi) COFINS – Requirement resulting from non-inclusion of financial income into the tax base; (xii) additional charges to the PIS and COFINS tax base, as well as additional charges to COFINS required by Law No. 9718/98; (xiii) Tax on Net Income (ILL); (xiv) non-inclusion of interconnection and EILD expenses in the FUNTTEL base and Wireless carrier; and (xv) non-inclusion of revenues from interconnection in the FUNTTEL tax base

In the opinion of management and our legal advisors, the chances of loss in the foregoing federal administrative and judicial proceedings is probable. On December 31, 2015, total consolidated provisions for these federal administrative and judicial proceedings amounted to R$2,558.2 million.

State and Municipal Taxes

State Taxes

On December 2015, the company was party to administrative and judicial proceedings in progress referring to (i) ICMS tax credits on electric power and tax credits without documentation; (ii) ICMS not levied on telecommunication services; (iii) disallowance of ICMS tax incentives for cultural projects; (iv) environmental administrative fine; (v) disallowance of ICMS credits referring to Covenant 39; (vi) co-billing; (vii) fixed asset ICMS tax credit reversal; and (viii) ICMS tax on internet (data) infrastructure lease payments. On December 31, 2015, total consolidated provisions for these state level administrative and judicial proceedings amounted to R$156.4 million.

Municipal Taxes

On December 31, 2015, the company was party to tax claims at a municipal level, both in the administrative and judicial sphere which, based on the opinion of our legal advisors, are classified as a probable loss, related to (i) real estate property tax (Imposto Predial Territorial e Urbano - IPTU); (ii) Service tax on leases of movable assets for supplementary or intermediate activities; (iii) Audit, control and surveillance tariff (taxa de vigilância, controle e fiscalização - TVCF); and (iv) Service tax retention on fixed duration service contracts. On December 31, 2015, total consolidated provisions for these municipal level proceedings amounted to R$20.0 million.

ANATEL

FUNTTEL – Fund for the Technological Development of Telecommunications

On December 31, 2015, GVTPart maintains administrative lawsuits which are waiting for judgment by First Instance Administrative Courts. These lawsuits refer to the levy of FUNTTEL contribution on other revenues (other than telecommunications), revenues and expenses transferred to other Operators (interconnection charges), as well as discounts and other taxes. On December 31, 2015, the total provisioned amount totaled R$1.5 million.

Tax Matters — Possible Loss

The following tax proceedings were pending as of December 31, 2015, and, in the opinion of our management and our legal advisors, the chance of loss in these cases is “possible.”

Federal Taxes

On December 31, 2015, the company was party to various federal administrative and judicial proceedings, which are waiting to be tried at various court levels. On December 31, 2015, the total consolidated amount was R$5,909.0 million.

Key proceedings refer to: (i) Non-compliance manifestations due to the ratification of compensation requests made by the company; (ii) fine for distribution of dividends even in view of the alleged existence of outstanding debts payable to the federal government; (iii) social security contribution (INSS) on compensation payment for salary devaluation arising from losses caused by “Plano Verão” (Summer Plan) and “Plano Bresser” (Bresser Plan), SAT (Work Accident Insurance), Social Security and payables to third parties (INCRA and SEBRAE), supply of meals to employees, 11% retention (labor assignment); (; (iv) PIS levied on roaming; (v) CPMF levied on operations resulting from the technical cooperation agreement with the National Treasury Department (STN) (offsetting through the Integrated System of Federal Government Financial Administration - SIAFI) and on foreign-exchange contracts required by the Central Bank; (vi) IRPJ and CSLL related to deductions on revenues from reversal of provisions; (vii) Income tax and social contribution – disallowance of costs and miscellaneous expenses not substantiated; (viii) deductions of COFINS from loss in swap transactions; (ix) PIS / COFINS accrual basis versus cash basis; (x) IRPJ payable in connection with allocation of excess funds to Northeast Investment Fund (FINOR), Amazon Region Investment Fund (FINAM) or Economic Recovery Fund of the State of Espírito Santo (FUNRES); (xi) IRPJ on derivative operations; (xii) IRPJ and CSLL – disallowance of expenses related to the goodwill paid in the acquisition of Celular CRT S.A., goodwill arising from the privatization process, Vivo’s corporate restructuring and goodwill from the mergers of Navytree and TDBH; (xiii) goodwill on the acquisition of GVT Holding by Vivendi; (xiv) ex-tariff, abrogation of the benefit from the CAMEX Resolution nº. 6, increase in the import tariff from 4% to 28%; (xv) industrialization tax (IPI) on the dispatch from company premises of “Fixed access unit” equipment to clients on a lending agreement; (xvi) PIS and COFINS on value added services; (xvii) INSS on stock options, payment requirement for social security contributions on amounts paid by group companies to employees on behalf of the share purchasing plan; and (xviii) financial operations tax (Imposto sobre operações financeiras - IOF), payment requirements for intercompany and credit operations.

In the opinion of management and its legal advisors, the chances of loss in these proceedings are possible, but not probable and, consequently, we have not made any provisions in connection with these proceedings.

State Taxes

On December 31, 2015, the company was a party to various state administrative and judicial proceedings, which are ongoing in various court levels. On December 31, 2015, the total consolidated amount was R$12,922.0 million.

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

Municipal Taxes

On December 31, 2015, the company was party to various administrative and judicial proceedings at the municipal level, which are ongoing various court levels. On December 31, 2015, the total consolidated amount was R$769.1 million.

Key proceedings refer to: (i) ISS – secondary activities, value added and supplementary services; (ii) withholding ISS; (iii) real estate property tax (Imposto Predial Territorial e Urbano - IPTU); (iv) Land Use Fee; (v) municipal fees; (vi) tariff for Use of Mobile Network (TUM), infrastructure lease; (vii) advertising services; (viii) services provided by third parties; (ix) business management consulting services provided by Telefonica Internacional (TISA); (x) service tax (ISS - Imposto sobre serviços) levied on caller ID services and on cell phone activation and (xi) service tax on continuous services contracts, provisions, reversals and cancelled invoices.

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

On December 31, 2015, the total aggregate amount under dispute was R$3,647.3 million.

In the opinion of our management and its legal advisors, the chances of loss in the foregoing proceedings are possible, but not probable and, consequently, we have not made any provisions in connection with these proceedings.

FUNTTEL – Fund for the Technological Development of Telecommunications

On December 31, 2015, the company was party to administrative and judicial proceedings, which are waiting to be tried at the lower administrative court and the court of appeals.

Such proceedings concern the collection of contributions to FUNTTEL on other revenues (not related to telecom services), as well as on income and expenses transferred to other operators (interconnection).

On December 31, 2015, the total aggregate amount under dispute was R$911.8 million. In the opinion of our management and its legal advisors, the chances of loss in the foregoing proceeding are possible, but not probable and, consequently, we have not made any provisions in connection with this proceeding.

FISTEL – Telecommunications Supervision Fund

Due extension of the effective license period to use telephone switches in connection with use of landline phone carriers and extension of the right to use radiofrequency in connection with wireless service (wireless carriers), ANATEL charges the Installation Inspection Fee, TFI.

This collection is based on ANATEL’s understanding that such extension would represent a taxable event for TFI. We understand that such collection is unjustified, and separately challenged the aforesaid fee in court. On December 31, 2015, total consolidated amount was R$2,455.2 million, without the respective deposit in full.

In the opinion of our management and our legal advisors, the chance of loss in the foregoing proceeding is possible but not probable and, consequently, we have not made any provisions in connection with this proceeding.

PPNUM – Price Relative to the Public Administration of Numbering Resources

Our former subsidiary Vivo, along with other wireless carriers in Brazil, are challenging in court the tariff charged by ANATEL for use by such carriers of the numbering resources managed by the agency. When charged by ANATEL, Vivo made a judicial deposit referring to the amounts payable. On April 23, 2009, the carriers received a favorable sentence and the lawsuit is currently waiting to be tried at the court of appeals. On December 31, 2015, the total aggregate amount under dispute was R$5.6 million.

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

Civil Claims

There are several civil claims against us. We have recorded R$1.0 billion in provisions for these proceedings where the risks are deemed probable, including the civil proceedings described below:

·	Expansion Plan–PEX. We are defendants in proceedings related to the possible right of individuals who purchased our shares in connection with our network expansion plan after 1996, to receive additional shares from us. These claims are in various levels of the court system. The chance of loss in such proceedings is classified on a case-by-case basis according to the facts presented in each proceeding. For the proceedings in which the chance of loss was classified as “probable,” we recorded a provision of R$190.0 million.

·	The Company and/or its subsidiaries are parties to various civil proceedings related to consumers in administrative and judicial spheres, referring to non-compliance with services and/products sold. On December 31, 2015, provisioned amounts totaled R$ 435.8 million (R$ 325.6 million on December 31, 2014).

·	The Company and/or its subsidiaries are parties to various civil proceedings of non-consumer nature in administrative and judicial spheres, all related to the ordinary course of business. On December 31, 2015, provisioned amounts totaled R$ 384.6 million (R$ 308.4 million on December 31, 2014).

There are several civil claims against us for which the chance of loss is possible and for which we have not recorded provisions, including:

·	Pension Benefit Plan Spin-Off. Sistel Participants Association in São Paulo (ASTEL) and National Federation of Associations of Retirees and Pensioners and Participants in Pension Funds in Telecom (FENAPAS), they filed with two distinct - same object though - public civil action against the company, Sistel Foundation and others, claiming the annulment of the spin-off of the PBS pension benefit plan that occurred in 2000 which caused the creation of the specific TELESP–PBS pension benefit plan, and corresponding allocation of resources resulted from the technical surplus and fiscal contingencies existing at that time. The chance of loss in both of them is possible based on the opinion of our legal advisors. The amount involved in both cases cannot yet be determined until an expert appraisal report is conducted since it includes the spun-off portion of Sistel related to the telecommunication operators from the former “Telebrás System.”

·	Community Telephone Plan–PCT. We are subject to civil public action proposals claiming the possible right for indemnity of associates and entities hired for the construction of community networks connected to the network of fixed telephone operators and have not received shares for their financial investment in the municipality of Mogi das Cruzes, involving a total amount of approximately R$421.1 million. Based on the opinion of our legal advisors, the chance of loss is possible. The appellate court has ruled in our favor and changed the lower court decision. The plaintiff filed an appeal to the Supreme Court which has also ruled in our favor.

·	Collective Action filed by SISTEL Participants’ Association (ASTEL) in the state of São Paulo, in which SISTEL associates in the state of São Paulo challenge the changes made in the Medical Care Plan for Retired Employees (PAMA) and claim for the reestablishment of the prior status quo. This proceeding is still in the appeal phase, and awaits a decision as regards the possible admission of the Special and Additional Appeals in connection with the Court of Appeals’ decision, which changed the decision rendering the matter groundless. The amount cannot be estimated, and the claims cannot be settled due to their unenforceability, in that it entails a return to the prior plan conditions.

·	Services Quality Class Action. The Public Prosecutor Office of the state of São Paulo commenced a class action suit claiming moral and property damages suffered by all consumers of telecommunication services from 2004 to 2009 due to the bad quality of service and failures of the communications system. The Public Prosecutors Office suggested a total award against the company of R$1 billion. A judgment was rendered on April 20, 2010 imposing the payment of damages to all consumers who proved to be eligible for the award. Alternatively, if clients do not prove themselves eligible in a number compatible with the severity of the damage after a period of one year, the judgment establishes that R$60 million should be deposited in a special fund for protection of diffuse customer interests (Fundo Especial de Defesa de Reparação de Interesses Difusos Lesados). It is not possible to estimate how many consumers may present themselves in this procedure nor the values to be claimed by them. The parties filled an appeal and the effects of the sentence were suspended. The appellate court has ruled in our favor and changed the lower court decision. The plaintiff filed an appeal to the Supreme Court, which is awaiting decision. Despite the possible degree of risk, no value amount was attributed to this action because currently we are unable to calculate the total amount to be paid by us in the event we lose and, as a result, we have not recorded any provisions.

·	The Company is party to other civil claims, at several levels, related to service rendering. Such claims have been filed by individual consumers, civil associations representing consumer rights or by the Bureau of Consumer Protection (PROCON), as well as by the Federal and State Public Prosecutor’s Office. The Company is also party to other claims of several types related to the normal course of business. On December 31, 2015, possible amounts totaled R$ 2,146.9 million (R$ 1,525.9 million on December 31, 2014).

·	TGLog is a party to a civil execution proceeding filed with the 3rd Civil Court of Barueri – SP owing to alleged non-payment of transportation service bills. TGLog alleges that it made legitimate discounts owing to contract breaches and losses arising from damages to goods of its customers transported by claimant, which are also subject matter of another proceeding. On December 31, 2015, the case amounted to R$1.0 million.

·	The Company has received fines regarding the noncompliance with SAC Decree. We currently have various actions (administrative and judicial proceedings). On December 31, 2015, amounts totaled R$12.9 million (R$ 10.9 million on December 31, 2014).

·	Ownership of Caller ID. Lune Projetos Especiais Telecomunicação Comércio e Ind. Ltda., a Brazilian company, filed on November 20, 2001 lawsuits against 23 wireless telecommunications operators, including TELESP Celular Participações and its subsidiaries. The lawsuits allege that those operators violated patent No. 9202624-9, related to Equipamento Controlador de Chamadas Entrantes e do Terminal do Usuário, or Caller ID, granted to Lune by the Brazilian Institute of Intellectual Property, or the INPI, on September 30, 1997. Lune called on the operators to cease to provide Caller ID services and sought payment from them for the unauthorized use of the Caller ID system in an amount equivalent to the payment of fees received by such operators for use of the Caller ID system. On October 5, 2011, the law suit was judged groundless against the Phone Companies. The parties filled an appeal and the effects of the sentence were suspended. This decision is not final, and will be tried before the Court and Superior Court of Justice. Otherwise, Ericsson Telecomunicações S.A., TC and Telerj Celular (formerly Vivo subsidiaries before our corporate restructuring) filed similar lawsuits against Lune and INPI and these lawsuits are still pending before the courts. In connection with this proceeding, a third company, Sonintel, and its two partners also brought an Ação de Oposição, whereby they reinvoked their rights to a previous patent related to Caller ID, and to which the above mentioned patent (No. 9202624-9) was linked. We believe, based on the opinion of outside counsel that the likelihood of an unfavorable outcome with respect to Lune’s claim against us is possible. We are unable to determine at this time the extent of any potential liabilities with respect to this claim.

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

Regulatory and Antitrust Litigation

We were involved in several administrative proceedings relating to alleged breaches of obligations and other judicial proceedings relating to sanctions imposed by ANATEL at the administrative level. As of December 31, 2015, amounts recorded for those proceedings were R$3.7 billion, of which R$642.7 million are provisioned.

Administrative and legal proceedings discussing payment of 2% charge on revenue from interconnection services due to the extension of right of use of SMP-related radiofrequencies. Under clause 1.7 of the Authorization Terms that grant right of use of SMP-related radio frequencies, the extension of right of use of such frequencies entails payment every two years, during the extension period (15 years), of a 2% charge calculated on net revenue from the basic and alternative service plans of the service company, determined in the year before that of payment.

However, ANATEL determined that the 2% charge should be calculated on revenue from service plans and also on revenue from interconnection services and other operating income, which is not provided for by clause 1.7 of the referred to Authorization Terms.

Considering, based on the provisions of the Authorization Terms, that revenue from interconnection services should not be included in the calculation of the 2% charge for radiofrequency use right extension, the Company filed administrative and legal proceedings challenging these charges, based on ANATEL’s position.

Dividends and Dividend Distribution Policy

Priority and Amount of Preferred Dividends

The Brazilian Corporate Law determines that the shareholders of a company have the right to receive a minimum percentage of the distributable profits (mandatory dividends) comprising dividends and/or interest on shareholders’ equity, or distributable amount, of the corporation for each fiscal year. If such amount is not determined in the bylaws of the company, Brazilian Corporate Law specifies the criteria to determine the minimum amount of the dividend. See “Item 10. Additional Information—B. Memorandum and Articles of Association.” Moreover, each Brazilian company may issue new preferred shares for public distribution only if one of the following terms applies to the preferred shares: (i) the right to receive dividends equivalent to at least 25% of the adjusted net profit for the fiscal year, to be calculated in accordance with Article 202 of the Brazilian Corporate Law as follows: (a) priority in the receipt of dividends corresponding to at least 3% of the book value per share and (b) the right to an equal share of the profits attributable to the holders of common shares, after the holders of common shares have received a dividend equal to a minimum of 3% of the book value per share; or (ii) the right to receive dividends, at least 10% higher than those paid for each common shares; or (iii) tag-along rights of at least 80% of the price per share paid in the sale of control to be paid by the controlling shareholder and also including the right to receive dividends at least equal to the dividend paid to common shares.

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

Brazilian Corporate Law also provides for an additional allocation of net profits to special accounts, also to be recommended by management and subject to approval by shareholders at the annual shareholders meeting, including the amount of net profits that may be allocated to the contingency reserve for anticipated losses that are deemed probable in future years. Any amount so allocated in a previous year must be either:

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

Net profits may also be allocated to the unrealized income reserve in case the total amount of mandatory dividends exceeds the amount of realized net income. Such allocation should also be suggested by management and subject to approval by shareholders at the shareholders meeting. For such purpose, realized income is the balance of net profits exceeding the sum of:

·	the positive net result of equity adjustment; and

·	earnings, revenues or net profits from transactions or the accounting of assets and liabilities at market value, whose financial realization term occurs after the end of the next fiscal year.

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

Payment of Dividends

We are required by law and our bylaws to hold an annual shareholders meeting until April 30 of each year to approve, among other issues, the allocation of net profits obtained during the preceding fiscal year and the declaration of dividends by decision of common shareholders, acting on the recommendation of the executive officers, as approved by the Board of Directors. The payment of annual dividends is based on the financial statements prepared for each fiscal year ending on December 31. Under the Brazilian Corporate Law, dividends are required to be paid within 60 days following the date the dividend is declared to the shareholders of record on the declaration date, unless a resolution by the shareholders sets forth another date of payment, which must occur before the end of the fiscal year.

A shareholder has a three-year period from the dividend payment date to claim dividends in respect of its shares, after which any unclaimed dividend distributions legally revert to us. Because our shares are issued in book-entry form, dividends with respect to any share are credited to the account holding the share and no action is required on part of the shareholder. We are not required to adjust the amount of paid-in capital for inflation.

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

Additional Payments on Shareholders’ Equity

Law No. 9,249, dated December 26, 1995, as amended, provides for distribution to shareholders of interest on shareholders’ equity, which may be computed against the amount of dividends to be distributed to the shareholders. A company may treat these payments as financial expenses for income tax and social contribution purposes. Currently, this interest is limited to the daily pro rata variation of the TJLP, a nominal long-term interest rate determined by the federal government that includes an inflation factor and cannot exceed the greater of:

·	50% of net income (before deducting income taxes and the interest on shareholders’ equity) for the period in respect of which the payment is made, or

·	50% of the sum of retained earnings and profit reserves.

Currently, any payment of interest in respect to preferred shares to shareholders (including the holders of ADSs) is subject to Brazilian withholding tax at a rate of 15%, or 25% in the case of a shareholder domiciled in a tax haven, and these payments may be included, at their net value, as part of any mandatory dividend. If payment of interest on shareholders equity is made for a beneficiary located outside of Brazil, the IOF tax triggers at a rate of zero. See “Item 10. Additional Information—E. Taxation—Brazilian Tax Considerations— Distributions of Interest on Shareholders’ Equity.”

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

The following table sets forth the dividends or interest on shareholders’ equity paid to holders of our common and preferred shares since 2011 in reais.

Year	Description (Dividends or Interest on Shareholders’ Equity)(1)	Common Shares	Preferred Shares
	(per share/in R$)
2015	Div/Int	3.195401	3.514941
2014	Div/Int	2.122786	2.335065
2013	Div/Int	3.946735	4.341409
2012	Div/Int	2.567510	2.824261
2011	Div/Int	4.783035	5.261339

(1)	Interest on shareholders’ equity is net of withholding taxes.

Dividends and Interest on Shareholders’ Equity

On January 10, 2013, the Board of Directors approved the distribution of interim dividends of R$1,650 million declared on the basis of the balance sheet on September 30, 2012, which was paid on February 18, 2013.

On April 16, 2013, at the General Shareholders Meeting, the shareholders approved the distribution of dividends to the common and preferred shares in the total amount of R$1,499 million declared on the basis of the closing balance sheet on December 31, 2012, which was paid on November 26, 2013.

On August 19, 2013, the Board of Directors approved a payment of interest on shareholders’ equity for the common and preferred shares totaling R$220 million, which was paid on November 26, 2013.

On September 19, 2013, the Board of Directors approved a payment of interest on shareholders’ equity for the common and preferred shares totaling R$220 million, which was paid on November 26, 2013.

On October 18, 2013, the Board of Directors approved a payment of interest on shareholders’ equity for the common and preferred shares totaling R$538 million and the distribution of interim dividends to the common and preferred shares in the total amount of R$746 million, which was paid on November 26, 2013.

On December 18, 2013, the Board of Directors approved a payment of interest on shareholders’ equity for the common and preferred shares totaling R$760 million, which was paid on March 14, 2014.

On February 25, 2014, the Board of Directors of the Company approved the distribution of interim dividends of R$1,043 million, based on the existing profits in the balance of the fourth quarter of 2013, which was paid on March 27, 2014.

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

On October 20, 2014, the Board of Directors approved a payment of interest on shareholders’ equity for the common and preferred shares totaling R$306 million, which was paid on June 12, 2015.

On November 17, 2014, the Board of Directors approved a payment of interest on shareholders’ equity for the common and preferred shares totaling R$463 million, which was paid on June 12, 2015.

On December 18, 2014, the Board of Directors approved a payment of interest on shareholders’ equity for the common and preferred shares totaling R$475 million, which was paid on June 12, 2015.

On January 30, 2015, the Board of Directors approved a payment of dividends for the common and preferred shares totaling R$2,750 million on the basis of the closing balance sheet on December 31, 2014, paid in two installments. The first installment of R$ 855 million was paid on June 12, 2015 and the second installment of R$ 1,895 million was paid on December 9, 2015.

On April 9, 2015, at the General Shareholders Meeting, the shareholders approved the distribution of dividends to the common and preferred shares in the total amount of R$19 million on the basis of the closing balance sheet on December 31, 2014, which was paid on December 9, 2015.

On May 12, 2015, the Board of Directors approved, subject to shareholder approval, a payment of interest on shareholders’ equity to common and preferred shares totaling and R$ 515 million and a distribution of interim dividends to common and preferred shares totaling R$270 million, on the basis of the existing profit in the balance sheet of April 30, 2015. The payment will be made to common and preferred shareholders who were registered in the Company’s books on May 25, 2015. The payment will be made by the end of fiscal year 2016, on a date to be determined by the Company’s Directors.

On July 20, 2015, the Board of Directors approved, subject to shareholder approval, a payment of interest on shareholders’ equity for the common and preferred shares totaling R$221 million. The payment will be made to common and preferred shareholders who were registered in the Company’s books on July 31, 2015. The payment will be made by the end of fiscal year 2016, on a date to be determined by the Company’s Directors.

On August 20, 2015, the Board of Directors approved, subject to shareholder approval, a payment of interest on shareholders’ equity for the common and preferred shares totaling R$237 million. The payment will be made to common and preferred shareholders who were registered in the Company’s books on August 31, 2015. The payment will be made by the end of fiscal year 2016, on a date to be determined by the Company’s Directors.

On September 18, 2015, the Board of Directors approved, subject to shareholder approval, a payment of interest on shareholders’ equity for the common and preferred shares totaling R$147 million. The payment will be made to common and preferred shareholders who were registered in the Company’s books on September 30, 2015. The payment will be made by the end of fiscal year 2016, on a date to be determined by the Company’s Directors.

On October 19, 2015, the Board of Directors approved, subject to shareholder approval, a payment of interest on shareholders’ equity for the common and preferred shares totaling R$88 million. The payment will be made to common and preferred shareholders who were registered in the Company’s books on October 30, 2015. The payment will be made by the end of fiscal year 2016, on a date to be determined by the Company’s Directors.

On November 19, 2015, the Board of Directors approved, subject to shareholder approval, a payment of interest on shareholders’ equity for the common and preferred shares totaling R$235 million. The payment will be made to common and preferred shareholders who were registered in the Company’s books on November 30, 2015. The payment will be made by the end of fiscal year 2016, on a date to be determined by the Company’s Directors.

On December 17, 2015, the Board of Directors approved, subject to shareholder approval, a payment of interest on shareholders’ equity for the common and preferred shares totaling R$303 million. The payment will be made to common and preferred shareholders who were registered in the Company’s books on December 30, 2015. The payment will be made by the end of fiscal year 2016, on a date to be determined by the Company’s Directors.

On February 19, 2016, the Board of Directors approved, subject to shareholder approval, a payment of interest on shareholders’ equity for the common and preferred shares totaling R$200 million. The payment will be made to common and preferred shareholders who were registered in the Company’s books on February 29, 2016. The payment will be made by the end of fiscal year 2017, on a date to be determined by the Company’s Directors.

B.	Significant Changes

None.

ITEM 9. THE OFFER AND LISTING

A.	Offer and Listing Details

The trading market for our common and preferred shares is BM&FBOVESPA.

Our preferred shares began trading on BM&FBOVESPA on September 21, 1998 and are traded on BM&FBOVESPA under the symbol “VIVT4” (formerly TLPP4).” Our common shares trade under the symbol “VIVT3” (formerly TLPP3). On December 31, 2015, we had approximately 1,691.0 million common and preferred shares held by approximately 2.3 million common and preferred shareholders.

In the United States, the preferred shares trade in the form of ADRs, each representing one preferred share, issued by Citibank N.A., as depositary, pursuant to a Deposit Agreement, among us, the depositary and the registered holders and beneficial owners from time to time of ADRs. The ADRs commenced trading on the NYSE on November 16, 1998 and are traded on NYSE under the symbol “VIV” (formerly TSP). The following table sets forth the reported high and low closing sales prices for ADRs on the NYSE for the periods indicated.

	NYSE		BM&FBOVESPA		BM&FBOVESPA
	HIGH	LOW	HIGH	LOW	HIGH	LOW
	(in US$ per ADS)		(in reais per preferred share)		(in reais per common share)
Year ended:
December 31, 2011	28.33	25.74	52.97	47.47	48.00	43.50
December 31, 2012	31.22	21.17	56.92	43.45	51.69	37.53
December 31, 2013	27.66	17.94	54.89	41.66	48.45	38.24
December 31, 2014	22.34	16.74	52.51	42.00	43.52	36.60
December 31, 2015	20.27	8.80	54.14	35.75	44.50	30.42
Year ended December 31, 2014:
First quarter	21.24	17.97	48.03	42.22	42.00	37.16
Second quarter	21.47	19.90	47.47	43.81	41.80	37.13
Third quarter	22.34	18.42	51.30	42.00	43.12	36.60
Fourth quarter	20.90	16.74	52.51	45.56	43.52	37.60
Year ended December 31, 2015:
First quarter	20.27	14.69	54.14	45.67	44.50	36.15
Second quarter	16.81	13.47	50.00	42.00	42.00	35.20
Third quarter	14.31	8.80	45.13	36.14	38.67	30.50
Fourth quarter	10.95	9.01	41.60	35.75	35.00	30.42
Month ended:
August 30, 2015	12.82	10.62	44.40	38.15	37.57	32.66
September 30, 2015	10.79	8.80	41.45	36.14	34.67	30.50
October 31, 2015	10.45	9.22	41.60	37.32	35.00	30.42
November 30, 2015	10.95	9.38	40.00	36.50	34.41	31.25
December 31, 2015	9.92	9.01	37.90	35.75	33.99	30.80
January 30, 2016	8.92	7.98	35.62	32.30	31.00	28.98
February 2016 (through February 25)	9.59	8.41	37.78	33.52	33.00	29.30

B.	Plan of Distribution

Not applicable.

C.	Markets

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

Trading on the exchange is conducted by authorized members. Trading sessions take place every business day, from 10:00 a.m. to 5:00 p.m. or from 10:00 a.m. to 6:00 p.m. during daylight savings time in Brazil, on an electronic trading system called Megabolsa. Trading is also conducted between 6:00 p.m. and 7:30 p.m., or between 7:00 p.m. and 8:30 p.m. during daylight savings time in Brazil, in an after-market system connected to both traditional brokerage firms and brokerage firms operating on the Internet. This after-market trading is subject to regulatory limits on price volatility of securities traded by investors operating on the Internet.

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

On December 31, 2015, the aggregate market capitalization of the 360 companies listed on BM&FBOVESPA was approximately US$426 billion. Although all the outstanding shares of an exchange-listed company may trade on a Brazilian stock exchange, in most cases, less than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling entities or persons that rarely trade their shares. For this reason, data showing the total market capitalization of Brazilian stock exchanges tends to overstate the liquidity of the Brazilian equity securities market.

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

With the approval of our Board of Directors and/or Officers, we implemented several measures over the last few years designed to improve our transparency and disclosure practices. We believe these measures will benefit our shareholders, and current and future investors as well as the marketplace in general. Among the measures we have implemented, we have:

·	created a disclosure policy for material facts and corporate actions (Política de Divulgação de Ato e Fato Relevante);

·	created a policy for internal controls related to financial information (Normativa sobre Registro, Comunicação e Controle de Informação Financeiro-Contábil);

·	created the Service Quality and Marketing Committee;

·	created the Control and Audit Committee;

·	created the Nominations, Compensation and Corporate Governance Committee;

·	created a procedure to receive and deal with reports of accounting and auditing fraud within the company (Canal de Denúncias);

·	created a policy for prior approval of contracting audit services (Normativa sobre Aprovação Prévia de Serviços a serem Prestados pelo Auditor Externo);

·	created an internal rule of conduct relating to the securities market (Regulamento Interno de Conduta em matérias relativas ao Mercado de Valores Mobiliários);

·	created an Ethics Code in respect of handling financial information (Normas de Conduta para Financeiros);

·	created a policy regarding communication of information to the securities market (Normativa sobre Comunicação de Informação aos Mercados); and

·	created a policy regarding the prevention and fight against corruption (Diretrizes de Prevenção e Combate à Corrupção).

As determined by the Brazilian Corporate Law, the annual cap for the aggregate compensation of the statutory Board of Directors and Board of Executive Officers is approved by our shareholders at a shareholders meeting. The Nominations, Compensation and Corporate Governance Committee provides information and recommendations to the Board of Directors regarding the criterion for compensation.

Our policy relating to insider trading are determined in our internal rules in accordance with the corporate laws. Senior management and members of our Board of Directors and any other employee exposed to sensitive information are subject to the restrictions imposed by such rules. In addition to the prohibition on trading of our shares by such individuals when in possession of insider information, the rules establish blackout trading periods for those periods when insider information is available. As an example, the rules determine that any shares acquired shall be kept for a period of six months from the date of acquisition, and the first day of the month preceding the publication of our annual or quarterly financial statements by our Board of Directors is a start date for the blackout period under the policy. In addition, the charter sets forth instructions for dealing with conflicts of interest and mandates disclosure of any such situation.

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

Description of Our Bylaws

The following is a summary of the material provisions of our bylaws and of the Brazilian Corporate Law. In Brazil, a company’s bylaws (estatuto social) are the principal governing document of a corporation (sociedade por ações).

General

We are registered with the Board of Trade of São Paulo (Junta Comercial de São Paulo), or JUCESP, under No. 35.3.001588-14. We have been duly registered with the CVM under No. 17671 since August 19, 1998. Our headquarters are located in the city of São Paulo, state of São Paulo, Brazil. Our company has an undetermined period of existence.

As of December 31, 2015, we had outstanding share capital of R$63,571,415,865.09, comprised of 1,690,984,923 total shares, consisting of 571,644,217 issued common shares and 1,119,340,706 issued preferred shares. All of our outstanding share capital is fully paid. All of our shares are without par value. Under the Brazilian Corporate Law, and in accordance with Law 10,303/01 considering that we were a publicly held company before 2001, the aggregate number of our non-voting and limited voting preferred shares may not exceed two thirds of our total outstanding share capital. In addition, our board of directors may increase our share capital up to 1,850,000,000 common or preferred shares without amendment to our bylaws. Any increase of our share capital above that limit must be approved by a general extraordinary shareholders meeting.

As of December 31, 2015, 2,290,164 common shares were held by us (treasury shares) at a book value per share of R$39.91. As of December 31, 2015, 734 preferred shares were held by us (treasury shares) at a book value per share of R$39.91. As of the date of this annual report, there are no persons to whom any capital of company or any of our subsidiaries is under option or agreed conditionally or unconditionally to be put under option.

History of Share Capital

At a meeting held on March 25, 2015, the Board of Directors approved unanimously the realization of a Public Offering for the Primary Distribution of Common and Preferred Shares issued by the Company, all registered shares, without par value, free and clear of any liens or encumbrances, including in the form of American Depositary Shares (“ADSs”), represented by American Depositary Receipts, held simultaneously in Brazil and abroad, through a capital increase of the Company.

The capital increase was approved by the Board of Directors’ meeting held on April 27, 2015, amounting to R$15.8 billion, increasing the Company’s share capital from R$37.8 billion to R$53.6 billion through the issuance of 121,711,240 common shares, at an issue price of R$38.47 per unit, and 236,803,588 preferred shares, at an issue price of R$47.00 per unit. Common shares, preferred shares and ADSs issued as a result of this capital increase confer to their holders, as of April 28, 2015, date of disclosure of the Global Offering announcement of commencement, the same rights assigned respectively to the holders of common shares, preferred shares and ADSs, currently outstanding, under the Company’s Bylaws and the Brazilian Law of Corporations, fully participating in dividends and other distributions declared from the date of publication of the Global Offering announcement of commencement.

The issue price of R$47.00 per preferred share was determined after the completion of the bookbuilding process, in accordance with Article 23, paragraph 1, and Article 44 of CVM Instruction 400, and in accordance with the provisions of Article 170, paragraph 1, item III, of Law 6,404 of December 15, 1976, as amended. The issue price of R$38.47 per common share was determined based on the price per preferred share determined after the completion of the bookbuilding process, applying a discount of 18.14%, which represents the average price discount trading of the common shares issued by the Company in relation to the trading price of the preferred shares issued by the Company in the three months prior to March 26, 2015.

In addition, at a meeting held on April 30, 2015, the Board of Directors approved a second capital increase in connection with the Public Offering for the Primary Distribution of Shares, due to the exercise, by the Bank of America Merrill Lynch Banco Múltiplo S.A., of the option of over-allotment of shares that was granted by the Company through the Coordination, Placement and Firm Guarantee of Settlement of Common and Preferred Shares Issued by Telefônica Brasil S.A., in accordance with Article 24 of CVM Instruction 400, of December 29, 2003, as amended, to meet the excess demand verified during the Offering. The Company’s share capital was increased in the amount of R$295.3 million, through the issuance of 6,282,660 preferred shares at the issue price of R$ 47.00 per unit, increasing the share capital of the Company to R$53.9 billion, represented by 503,046,911 common shares and 985,019,821 preferred shares.

Finally, on May 28, 2015, the General Shareholders’ Meeting approved the merger of shares issued by GVT Participações (“GVTPar”) by the Company and its implementation, with the conversion of GVTPar in a wholly owned subsidiary of the Company and the consequent increase in the Company’s capital in the amount of R$9.7 billion through the issue of 68,597,306 common shares and 134,320,885 preferred shares, all without par value, increasing the share capital of the Company to R$63.6 billion, as it stands at the date of this report.

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

Election of Directors

The members of our board of directors are elected at general meetings of shareholders for concurrent three-year (3) terms. The tenure of the members of the board of directors and of the Board of Executive Officers will be conditioned on such members signing the respective instrument and complying with applicable legal requirements.

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

Any transaction in which one of our directors or executive officers may have an interest can only be approved on reasonable and fair terms and conditions that are no more favorable than the terms and conditions prevailing in the market or offered by third parties. If any such transaction does not meet this requirement, then the Brazilian Corporate Law provides that the transaction may be nullified and the interested director or executive officer must return to us any benefits or other advantages that he obtained from, or as result of, such transaction. Under the Brazilian Corporate Law and upon the request of a shareholder who owns at least 5.0% of our total share capital, our directors and executive officers must disclose to our shareholders at an ordinary meeting of our shareholders certain transactions and circumstances that may give rise to a conflict of interest. In addition, our company (through the approval of the majority of our share capital) or shareholders who own 5.0% or more of our share capital may bring an action for civil liability against directors and executive officers for any losses caused to us as a result of a conflict of interest.

Compensation

Under our bylaws, our common shareholders approve the annual cap for aggregate compensation payable to our directors, executive officers and members of our fiscal council. Subject to this approval, our board of directors establishes the compensation of its members and of our executive officers.

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

Shareholders’ Meetings

Under the Brazilian Corporate Law, we must hold an annual shareholders’ meeting until April 30 of each year in order to:

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

We convene our shareholders’ meetings, including our annual shareholders’ meeting, by publishing a notice in two Brazilian newspapers (the State official gazette and a major newspaper). On the first call of any meeting, the notice must be published no fewer than three times, beginning at least 15 calendar days prior to the scheduled meeting date. On the second call of any meeting, the notice must be published no fewer than three times, beginning at least 8 calendar days prior to the scheduled meeting date. For meetings involving deliberations described under article 136 of the Brazilian Corporate Law, the notice must be published at least 30 calendar days prior to the scheduled meeting date and on the second call at least 10 calendar days prior to the scheduled meeting date. The notice must contain the meeting’s place, date, time, agenda and, in the case of a proposed amendment to our bylaws, a description of the subject matter of the proposed amendment.

Our board of directors may convene a shareholders’ meeting. Under the Brazilian Corporate Law, shareholders’ meetings also may be convened by our shareholders as follows:

·	by any of our shareholders if, under certain circumstances set forth in the Brazilian Corporate Law, our directors do not convene a shareholders’ meeting required by law within 60 days;

·	by shareholders holding at least 5% of our total share capital if, after a period of eight (8) days, our directors fail to call a shareholders’ meeting that has been requested by such shareholders by means of a duly reasoned request that indicates the subject matter; and

·	by shareholders holding at least 5% of either our total voting share capital or our total non-voting share capital, if after a period of eight (8) days, our directors fail to call a shareholders’ meeting for the purpose of appointing a fiscal council that has been requested by such shareholders.

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

In order to convene a shareholders’ meeting, shareholders representing at least 25% of our issued voting share capital must be present on first call. However, shareholders representing at least two thirds of our issued voting share capital must be present at a shareholders’ meeting called to amend our bylaws. If a quorum is not present, our board of directors may issue a second call by publishing a notice as described above at least eight (8) calendar days prior to the scheduled meeting. Except as otherwise provided by law, the quorum requirements do not apply to a meeting held on the second call, and the shareholders’ meetings may be convened with the presence of shareholders representing any number of shares (subject to the voting requirements for certain matters described below). A shareholder without a right to vote may attend a shareholders’ meeting and take part in the discussion of matters submitted for consideration.

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

The shareholders seeking to exercise these minority rights must prove that they have held their shares for not less than three (3) months preceding the shareholders’ meeting at which the director will be appointed. Brazilian Corporate Law provides that any directors appointed by the non−controlling shareholders have the right to veto for cause the selection of our independent registered public accounting firm.

In accordance with the Brazilian Corporate Law, the holders of preferred shares without voting rights or with restricted voting rights are entitled to elect one member and an alternate to our fiscal council in a separate election. Minority shareholders have the same right as long as they jointly represent 10% or more of the voting shares. The other shareholders with the right to vote may elect the remaining members and alternates, who, in any event, must outnumber the directors and alternates elected by the holders of the non-voting preferred shares and the minority shareholders.

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

Brazilian Corporate Law provides that certain non-voting shares, such as our preferred shares, shall be entitled to voting rights in the event a corporation fails for three consecutive fiscal years to pay any fixed or minimum dividends to which non-voting shares are entitled. In this case, the voting rights shall extend to these shares until the date on which the accrued and unpaid dividend is finally paid.

Preferred shares are entitled to full voting rights with respect to:

·	the election of one member to the board of directors and fiscal council in a direct vote;

·	bylaw modifications that seek to limit preferred shareholders’ voting rights in respect of selecting new Board members in a direct vote;

·	any agreements for the rendering of management services (including technical assistance services) between us and any foreign affiliate of our controlling shareholder;

·	any agreements with related parties, in which the terms and conditions established are more onerous to our company than those normally adopted by the market in agreements of the same type;

·	resolutions amending or revoking article 9, sole paragraph of Article 11, and article 30 of our bylaws; and

·	any resolution submitted to the general shareholders meeting during our liquidation process.

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

This right of withdrawal may be exercised by dissenting shareholders in the event that the holders of shares with voting rights authorize:

(i)	creating preferred shares or disproportionately increasing an existing class of our preferred shares relative to the other classes of our preferred shares, other than to the extent permitted by our bylaws;

(ii)	changing a priority, preference, right, privilege or condition of redemption or amortization of any class of our preferred shares or creating a new class of preferred shares that has a priority, preference, right, condition or redemption or amortization superior to an existing class of our preferred shares;

(iii)	reducing the mandatory dividend set forth in our bylaws;

(iv)	a change in our corporate purpose;

(v)	merging our company with another company, or consolidating our company, subject to the conditions set forth in the Brazilian Corporate Law;

(vi)	transferring all of our shares to another company, known as an “incorporação de ações” under the Brazilian Corporate Law;

(vii)	participating in a centralized group of companies (grupo de sociedades) as defined under the Brazilian Corporate Law and subject to the conditions set forth in the Brazilian Corporate Law;

(viii)	dissolving or liquidating our company or canceling any ongoing liquidation of our company; and

(ix)	spinning-off of all or any part of our company

In addition, we note that:

·	in items (i) and (ii), only the holders of shares of the affected type or class will be entitled to redemption;

·	in items (v) and (vii), the holders of shares of a type or class with liquidity and dispersion in the market will not have the right to redemption; and

·	in item (ix), the dissenting shareholders shall only have a right of redemption if the spinning off implies in: (1) a change in the corporate purpose (except if the spun-off assets revert to a company whose main purpose is the same as ours), (2) a reduction of the mandatory dividend, or (3) participation in a group of companies.

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

The right of withdrawal lapses 30 days after the date of publication of the minutes of the shareholders’ meeting that approved the action that gave rise to withdrawal rights. Within ten days following the expiration of the term to exercise the withdrawal rights mentioned above, the company may call a Shareholders’ Meeting to confirm or reconsider any resolution giving rise to withdrawal if we believe that the withdrawal of shares of dissenting shareholders would jeopardize its financial stability.

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

Disclosures of Share Ownership

Brazilian regulations require that (1) each of our controlling shareholders, directly or indirectly, (2) shareholders who have elected members of our board of directors or fiscal council, and (3) any person or group of persons representing a person that has directly or indirectly acquired or sold a material interest in our shares of any type and class disclose its or their share ownership or divestment to us, and we are responsible for transmitting such information to the CVM and the market. In addition, if a share acquisition results in, or is made with the intention of, change of control or company’s management structure, as well as acquisitions that cause the obligation of performing a tender offer, the persons acquiring such number of shares are required to publish a statement containing certain required information about such acquisition.

CVM defines a “material interest” deal as any increase or decrease in share ownership of any class resulting in a change in the ownership levels of our shareholders. The ownership levels are set in 5% increments (for example, an acquisition where the total ownership of a shareholder jumps from 9% to 11% should be reported since it made the ownership surpass the 10% level). Ownership levels are calculated adding direct and indirect ownership and derivatives based upon our shares.

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

Dividends

Our dividend distribution practice has historically included the distribution of periodic dividends, based on quarterly balance sheets or shorter periods approved by our board of directors. When we pay dividends on an annual basis, they are declared at our annual shareholders’ meeting, which we are required by the Brazilian Corporate Law and our bylaws to hold up to April 30 of each year. When we declare dividends, we are generally required to pay them within 60 days of declaring them unless the shareholders’ resolution establishes another payment date. In any event, if we declare dividends, we must pay them until the end of the fiscal year. Under Article 9 of Law 9,249/95 and our bylaws, we also may pay interest attributable to shareholders’ equity as an alternative form of dividends upon approval of our board of directors.

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

Dividends

We are required by the Brazilian Corporate Law and by our bylaws to hold an annual shareholders’ meeting until April 30 of each year. At our annual shareholders’ meeting, our common shareholders may vote to declare an annual dividend. Our payment of annual dividends is based on our audited financial statements prepared for our preceding fiscal year.

Any holder of record of shares at the time that a dividend is declared is entitled to receive dividends. Under the Brazilian Corporate Law, we are generally required to pay dividends within 60 days after declaring them, unless the shareholders’ resolution establishes another payment date, which, in any case, must occur prior to the end of the fiscal year.

Our board of directors may declare interim dividends based on (i) the accrued profits recorded in our semiannual financial statements; (ii) the accrued profits recorded in our quarterly financial statements or in our financial statements for shorter periods, provided that the total amount of dividends paid up every six months does not exceed the total amount within the capital reserve determined pursuant to article 182 of the Brazilian Corporate Law; and (iii) the amount recorded in the profit and loss account or profit reserve account in our last annual or semiannual financial statements.

All the interim dividends that are distributed shall be considered as part of the mandatory dividends that shall be paid by us.

Interest Attributable to Shareholders’ Equity

Brazilian corporations may make payments to shareholders characterized as interest on shareholders’ equity as an alternative form of making dividend distributions. Amounts paid as interest on shareholders’ equity (net of applicable withholding tax, as described below) may be deducted from the minimum dividends we are obligated to distribute to our shareholders in accordance with our bylaws and Brazilian Corporate Law. The rate of interest may not be higher than the federal government’s TJLP, as determined by the Central Bank from time to time (5% per annum for 2014, 5.5% per annum for the first quarter of 2015, 6.0% per annum for the second quarter of 2015, 6.5% per annum for the third quarter of 2015, 7.0% per annum for the fourth quarter of 2015 and 7.5% per annum for the first quarter of 2016), applied over specific net equity accounts. The total amount distributed as interest on shareholders’ equity may not exceed the greater of (i) 50% of net income (before taking the distribution and any deductions for income taxes into account) for the year with respect to which the payment is made and (ii) 50% of retained earnings for the year before the year with respect to which the payment is made. Payments of interest on shareholders’ equity are decided by the shareholders on the basis of recommendations of our board of directors.

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

Time Limits for Payments

Our shareholders have three (3) years to claim dividend distributions made with respect to their shares, as from the date that we distribute the dividends to our shareholders, after which any unclaimed dividend distributions legally revert to us. We are not required to adjust the amount of any distributions for inflation that occurs during the period from the date of declaration to the payment date.

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

We also have authorization to provide local and long-distance telephone services under the private system (all sectors, except Sector 31), which was granted in 2002, for an unlimited period of time. On September 5, 2011, these Authorization Terms were transferred to Vivo. Telefônica Brasil and Vivo have Multimedia Communication Service Authorization Terms, which are also material contracts. Based on these Authorization Terms, the companies are allowed to provide broadband services in the state of São Paulo (Telefônica) and all over Brazilian territory (Vivo). The Terms were signed on April 17, 2003 and March 19, 2004 for an undetermined period of time and are still in effect. Telefônica has also Conditioned Access Service Authorization Terms, which allows the provision of pay TV services. The Authorization Terms were transferred back to Telefônica Brasil in 2013, as a result of the corporate restructuring.

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

In Region I, Telefônica holds the Terms of Service Authorization n.° 078/2012 of 07/02/2012, in Region II, Telefônica holds the Terms of Service Authorization n.° 005/2010 of 29/01/2010, and in Region III, Telefônica holds the Terms of Service Authorization n.° 006/2010 of 29/01/2010.

The authorization is a legal requirement for the provision of telecommunications services in the region covered thereby. Licenses for personal mobile services (SMP) carry the right to provide mobile services for an unlimited period of time. However, the use of spectrum is restricted in accordance with the specific license conditions, as follows:

·	Telefônica - Rio Grande do Sul except Pelotas, Capão do Leão, Morro Redondo and Turuçu (“A” band) until 2022 (renewed in 2007);

·	Telefônica-Rio de Janeiro (“A” band) until 2020 (renewed in 2005);

·	Telefônica-Espírito Santo (“A” band) until 2023 (renewed in 2008);

·	Telefônica-Bahia (“A” band) and Vivo-Sergipe (“A” band) until 2023 (renewed in 2008);

·	Telefônica-São Paulo (“A” band) until 2023 (renewed in 2008); and until 2024, for the cities of Ribeirão Preto and Guatapará (renewed in 2009);

·	Telefônica-Paraná/Santa Catarina (“B” band) until 2028 (renewed in 2013);

·	Telefônica-Distrito Federal (“A” band) until 2021 (renewed in 2006);

·	Telefônica-Acre (“A” band), Vivo-Rondônia (“A” band), Vivo-Mato Grosso (“A” band) and Vivo-Mato Grosso do Sul (“A” band) until 2024 (renewed in 2009);

·	Telefônica-Goiás/Tocantins (“A” band) until 2023 (renewed in 2008);

·	Telefônica-Amazonas/Roraima/Amapá/Pará/Maranhão (“B” band) until 2028 (renewed in 2014);

·	Telefônica-Minas Gerais (“A” band) until 2023 (renewed in 2008);

·	For the cities in which CTBC Telecom operates in the state of Minas Gerais (“E” band) until 2020 (to be renewed between the period of April 28, 2016 and April 28, 2017);

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

In December 2007, ANATEL auctioned off nationally 15 blocks in the 1900 MHz band (“L” band). Vivo won 13 through Brasil, except in the northern region and the towns of Londrina and Tamarana in the state of Paraná. The spectrum licenses, along with the related renewal dates, are as follows:

·	Telefônica-Rio Grande do Sul (“L” band) until 2022 (to be renewed between the period of December 7, 2018 and December 7, 2019)) including cities of Pelotas, Morro Redondo, Capão do Leão e Turuçu;

·	Telefônica-Rio de Janeiro (“L” band) until 2020 (to be renewed between the period of April 29, 2019 and April 29, 2020);

·	Telefônica-Espírito Santo (“L” band) until 2023 (to be renewed between the period of April 29, 2019 and April 29, 2020);

·	Telefônica-Bahia (“L” band) and Vivo-Sergipe (“L” band) until 2023 (to be renewed between the period of April 29, 2019 and April 29, 2020);

·	Telefônica-São Paulo (“L” band) until 2023 (to be renewed between the period of April, 2018 and April 2019), the cities of Ribeirão Preto, Guatapará and Bonfim Paulista until 2023 (to be renewed between the period of April 29, 2019 and April 29, 2020), and the cities where CTBC Telecom operates in the state of São Paulo until 2022 (to be renewed between the period of December 7, 2018 and December 7, 2019);

·	Telefônica-Paraná (excluding the cities of Londrina and Tamarana)/Santa Catarina (“L” band) until 2023 (to be renewed between the period of April 29, 2019 and April 29, 2020);

·	Telefônica-Federal District (“L” band) until 2023 (to be renewed between the period of April 29, 2019 and April 29, 2020);

·	Telefônica-Acre (“L” band), Vivo-Rondônia (“L” band), Vivo-Mato Grosso (“L” band) and Vivo-Mato Grosso do Sul (“L” band) until 2023 (to be renewed between the period of April 29, 2019 and April 29, 2020) and the city of Paranaíba de Mato Grosso do Sul until 2022 (to be renewed between the period of December 7, 2018 and December 7, 2019);

·	Telefônica-Goiás/Tocantins (“L” band) until 2023 (to be renewed between the period of April 29, 2019 and April 29, 2020) and the cities where CTBC Telecom operates in the state of Goiás until 2022(to be renewed between the period of December 7, 2018 and December 7, 2019); and

·	Telefônica-Alagoas/Ceará/Paraíba/Piauí/Pernambuco/Rio Grande do Norte (“L” band) until 2022 (to be renewed between the period of December 7, 2018 and December 7, 2019);

License renewals for the “L” band must be requested between 36 and 48 months in advance of the expiry date. Spectrum rights may be renewed only once, for a 15-year period. After this period, the license must be renegotiated.

In April 2008, ANATEL auctioned off 36 blocks in the 2100 MHz band (3G licenses). Vivo obtained nine in the “J” band through Brasil, enabling it to provide nationwide coverage in 3G. The spectrum licenses, along with the related renewal dates, are as follows:

·	Telefônica-Rio Grande do Sul (including the cities of Pelotas, Morro Redondo, Capão do Leão e Turuçu) (“J” band) until 2023 (to be renewed between the period of April 30, 2019 and April 30, 2020);

·	Telefônica-Rio de Janeiro (“J” band) until 2023 (to be renewed between the period of April 30, 2019 and April 30, 2020);

·	Telefônica-Espírito Santo (“J” band) until 2023 (to be renewed between the period of April 30, 2019 and April 30, 2020);

·	Telefônica-Bahia (“J” band) and Vivo-Sergipe (“J” band) until 2023 (to be renewed between the period of April 30, 2019 and April 30, 2020);

·	Telefônica-São Paulo (including the cities of Ribeirão Preto, Guatapará and Bonfim Paulista and the cities where CTBC Telecom operates in the state of São Paulo) (“J” band) until 2023 (to be renewed between the period of April 30, 2019 and April 30, 2020);

·	Telefônica-Paraná (including the cities of Londrina and Tamarana)/Santa Catarina (“J” band) until 2023 (to be renewed between the period of April 30, 2019 and April 30, 2020);

·	Telefônica-Federal District (“J” band) until 2023 (to be renewed between the period of April 30, 2019 and April 30, 2020);

·	Telefônica-Acre (“J” band), Vivo-Rondônia (“J” band), Vivo-Mato Grosso (“J” band) and Vivo-Mato Grosso do Sul (including the city of Paranaíba) (“J” band) until 2023 (to be renewed between the period of April 30, 2019 and April 30, 2020);

·	Telefônica-Goiás (including the cities where CTBC Telecom operates in the state of Goiás)/Tocantins (“J” band) until 2023 (to be renewed between the period of April 30, 2019 and April 30, 2020);

·	Telefônica-Alagoas/Ceará/Paraíba/Piauí/Pernambuco/Rio Grande do Norte (“J” band) until 2023 (to be renewed between the period of April 30, 2019 and April 30, 2020);

·	Telefônica-Amazonas/Roraima/Amapá/Pará/Maranhão (“J” band) until 2023 (to be renewed between the period of April 30, 2019 and April 30, 2020); and

·	Telefônica-Minas Gerais (including the cities where CTBC Telecom operates in the state of Minas Gerais) (“J” band) until 2023 (to be renewed between the period of April, 2019 and April, 2020);

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

·	“M” Band (1800 MHz) in the Federal District and the states of Paraná, Santa Catarina, Rio Grande do Sul, Goiás, Tocantins, Mato Grosso do Sul, Mato Grosso, Rondônia and Acre;

·	Extension of the 1800 MHz band throughout the state of São Paulo;

·	“D” Band (1800 MHz) in the cities of Pelotas, Morro Redondo, Capão do Leão and Turuçu in the state of Rio Grande do Sul;

·	“E” Band (1800 MHz) in the states of Alagoas, Ceará, Paraíba, Piauí, Pernambuco and Rio Grande do Norte;

·	Extension of the 900 MHz band in the state of Rio de Janeiro;

·	Extension of the 900 MHz band in the state of Espírito Santo;

·	Extension of the 900 MHz band in the states of Goiás, Tocantins, Mato Grosso do Sul, Mato Grosso, Rondônia and Acre and the Federal District, with the exception of the city of Paranaíba in the state of Mato Grosso do Sul and the cities of Buriti Alegre, Cachoeira Dourada, Inaciolândia, Itumbiara, Paranaiguara and São Simão, in the state of Goiás;

·	Extension of the 900 MHz band in the state of Rio Grande do Sul, with the exception of the cities of Pelotas, Morro Redondo, Capão do Leão and Turuçu;

·	Extension of the 900 MHz band in the cities of registry area number 43 in the state of Paraná with the exception of the cities of Londrina and Tamarana;

·	Extension of the 900 MHz band in the states of Paraná and Santa Catarina with the exception of the cities of registry area number 43 in the state of Paraná and the cities of Londrina and Tamarana;

·	Extension of the 900 MHz band in the state of Bahía;

·	Extension of the 900 MHz band in the state of Sergipe;

·	Extension of the 900 MHz band in the states of Amazonas, Amapá, Maranhão Pará and Roraima;

·	Extension of the 1800 MHz band in the state of São Paulo, with the exception of the cities in the metropolitan area of São Paulo and the cities where CTBC Telecom operates in the state of São Paulo;

·	Extension of the 1800 MHz band in the States of Amazonas, Amapá, Maranhão Pará and Roraima;

·	Extension of the 1800 MHz band in the city of Paranaíba in the state of Mato Grosso do Sul;

·	Extension of the 1800 MHz band in the cities of Buriti Alegre, Cachoeira Dourada, Inaciolândia, Itumbiara, Paranaiguara and São Simão, in the state of Goiás;

·	Another extension of the 1800 MHz band in the cities of Buriti Alegre, Cachoeira Dourada, Inaciolândia, Itumbiara, Paranaiguara and São Simão, in the state of Goiás;

·	Extension of the 1800 MHz band in the states of Rio do Janeiro, Espírito Santo, Bahía and Sergipe;

·	Extension of the 1800 MHz band in the states of Amazonas, Amapá, Maranhão Pará and Roraima;

·	Extension of the 1800 MHz band in the states of Alagoas, Ceará, Paraíba, Piauí, Pernambuco and Rio Grande do Norte;

·	Extension of the 1800 MHz band in the city of Paranaíba in the state of Mato Grosso do Sul, and the cities of Buriti Alegre, Cachoeira Dourada, Inaciolândia, Itumbiara, Paranaiguara and São Simão, in the state of Goiás;

·	Extension of the 1800 MHz band in the cities of Londrina and Tamarana in the state of Paraná.

License renewals for the 900MHz and 1800MHz band must be requested between 36 and 48 months in advance of the expiry date. Spectrum rights may be renewed only once, for a 15-year period.

In April 2012, ANATEL auctioned off 273 licenses in the 450 MHz, and 2500 MHz frequencies. Vivo secured 1 block in 2500 MHz frequency band “X” (20 + 20 MHz) on a national basis, which came along with the right to use (and the obligations of using) the 450 MHz frequency band in the states of Alagoas (AL), Ceará (CE), Minas Gerais (MG), Paraíba (PB), Pernambuco (PE), Piauí (PI), Rio Grande do Norte (RN) and Sergipe (SE), as well as the areas identified by the National Codes 13, 14, 15, 16, 17, 18 and 19, in the state of São Paulo (SP);

·	Telefônica Brasil (“X” Band – 2500 MHz) until 2027 (associated to SMP service) to be renewed in October 18, 2024;

·	Telefônica AL, CE, MG, PB, PE, PI, RN, SE (450 MHz) until 2027 (associated to STFC and SCM services) to be renewed in October 18, 2024;

·	Telefônica in the areas identified by the National Codes 13, 14, 15, 16, 17, 18 and 19, in the state of São Paulo (SP), until 2027 (associated to SMP and SCM services) to be renewed in October 18, 2024.

In September 2014, ANATEL auctioned off 6 blocks in the 700 MHz frequency. We acquired 3 blocks giving us nationwide coverage in the 700 MHz frequency band. The spectrum licenses are up for renewal in 2029.

In December, 2015, ANATEL auctioned off the remaining spectrum lots in the 1800 MHz, 1900 MHz, 2500 MHz and 3500 MHz bands, and Telefônica acquired seven lots of the 2500 MHz frequency band. These lots are associated to six different States, five of them the capital cities of the States of São Paulo, Rio de Janeiro, Porto Alegre, Florianópolis, and Palmas and one a hinterland city in the State of Mato Grosso do Sul. Such frequencies will be used for provision of 4G mobile broadband services. The spectrum license is up for renewal in 2030.

Our licenses referenced above may be renewed, only once, for an additional term of fifteen (15) years upon payment of 2% of the operator’s net revenues from usage charges in the applicable region in the year prior to the year when payment is due, and every two years during the extension period.

The GVT Stock Purchase Agreement

On September 18, 2014, we entered into a stock purchase agreement with Vivendi and certain of its controlled companies, or collectively, Vivendi, and with GVT Participações S.A. (“GVTPar”), Telefónica, S.A. and Global Village Telecom S.A. (“Operating GVT”), pursuant to which we agreed to purchase all of the shares of GVTPar, the controlling shareholder of Operating GVT. This acquisition was approved by our board of directors on September 18, 2014.

As consideration for the acquisition, we agreed to pay a portion of the price in cash and a portion in kind, in the form of our common and preferred shares, as follows: (1) €4,663,000,000 to be paid in cash on the closing date, as adjusted pursuant to the stock purchase agreement, and (2) our common and preferred shares amounting to 12% of our total share capital following the capital increase contemplated in the stock purchase agreement and the merger of shares of GVTPar by us, which must be in the same proportion as our existing common shares and preferred shares. The total consideration would be paid after the conclusion of (A) a capital increase, the proceeds of which would be used to pay the cash consideration described in (1) above, and (B) the merger of GVTPar into us. Immediately following Vivendi S.A.’s receipt of the stock consideration, Vivendi S.A. would swap 12% of our outstanding ordinary shares and 0.72% of our outstanding preferred shares for shares of Telecom Italia S.p.A. representing 8.3% of its voting capital stock that are indirectly held by Telefónica.

In connection with the acquisition, the holders of our common shares and preferred shares (but not our ADSs) were granted withdrawal rights. The amount per share to be paid as a result of the withdrawal was R$37.55 per common or preferred share.

According to Brazilian Law, the transaction must be approved by both ANATEL and CADE. On December 22, 2014, ANATEL approved the transaction and imposed certain obligations, which include (1) the maintenance of current GVT services and plans within the same geographic scope in which GVT operates today, requiring, in addition, that the successor company expand its operations to at least ten new municipalities within three years beginning on January 26, 2015; and (2) the waiver of the FSTS license held by GVT within 18 months of ANATEL’s decisions, because regulations establish that the same economic group cannot hold more than one FSTS license in the same geographic area. We understand that obligations imposed do not compromise the terms of the GVT acquisition or its value. In addition, ANATEL required that the subsequent swap transaction which contemplates that Vivendi exchanges its voting stake in Telefônica Brasil for a corresponding amount of ordinary shares of Telecom Italia (currently held by Telefónica) be subject to a distinct and specific approval process. Such additional approval request was filed on December 30, 2014. In addition, the transaction was subject to CADE’s approval, which we requested on November 17, 2014.

On February 13, 2015, CADE’s superintendent board recommended the approval of the transaction on the basis of certain confidential commitments offered by us and Vivendi S.A. The commitments include the execution of two merger control agreements: the first between CADE and us and the second between CADE and Vivendi S.A. The GVT acquisition was reviewed by CADE’s administrative tribunal, which issued a final decision.

On May 28, 2015, the Extraordinary General Shareholders Meeting of the company approved the acquisition of GVTPar from Vivendi S.A., as well as the capital increase of the company in favor of Vivendi S.A. as partial funding of the purchase price of the shares of GVTPar and the merger of GVTPar into the company. Thus, the purchase price was paid in cash and kind and the acquisition was completed.

Moreover, the exchange of Telecom Italia, S.p.A. shares held by Telefónica for the company shares held by Vivendi was also completed.

D. Exchange Controls

There are no restrictions on ownership of preferred shares or common shares by individuals or legal entities domiciled outside of Brazil, provided that they comply with the registration requirements set forth in the applicable regulation enacted by CMN and the CVM.

The right to convert dividend or interest payments and proceeds from the sale of shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, the documentary evidence that provides the validity and properly backs the economic grounds of the foreign exchange transaction and that the relevant investment be registered with the Central Bank and the CVM, as applicable. The restrictions on the remittance of foreign capital abroad may hinder or prevent the custodian for the preferred shares represented by ADSs or holders of preferred shares from converting dividends, distributions or the proceeds from any sale of these preferred shares into U.S. dollars and remitting the U.S. dollars abroad. Holders of ADSs could be adversely affected by delays in, or refusal to grant any, required government approval to convert Brazilian currency payments on the preferred shares underlying the ADSs and to remit the proceeds abroad.

As from March 30, 2015, the different forms of foreign portfolio investments in Brazil, including investments via Depositary Receipts, are regulated by CMN Resolution 4,373, of September 29, 2014 (“Resolution No. 4,373”), which revoked the former rule (CMN Resolution 2,689, of January 26, 2000) that had been in force for about 15 years.

Resolution No. 4,373 of the CMN provides for the issuance of Depositary Receipts in foreign markets in respect of shares of Brazilian issuers. The Depositary Receipts program shall be approved by Central Bank and CVM before the issuance of the Depositary Receipts. Accordingly, the proceeds from the sale of the Depositary Receipts by holders outside Brazil are free of Brazilian foreign investment controls, and holders of the Depositary Receipts may be entitled to favorable tax treatment. See “—E. Taxation—Brazilian Tax Considerations.”

Under Resolution No. 4,373 of the CMN, foreign investors registered with the CVM may buy and sell Brazilian securities, including the preferred shares, on Brazilian stock exchanges without obtaining separate certificates of registration for each transaction. The registered foreign investors may also be entitled to favorable tax treatment. See “—E. Taxation—Brazilian Tax Considerations.”

Pursuant to Resolution No. 4,373, an investor residing outside Brazil that is willing to invest pursuant to the mechanism described in the previous paragraph must: (i) appoint at least one financial institution or an institution authorized to operate by the Brazilian Central Bank as representative in Brazil that will be responsible for complying with the registration and reporting requirements and reporting procedures of the Brazilian Central Bank and the CVM; (ii) register as a foreign investor with the CVM; (iii) appoint one or more custodians authorized by CVM; (iv) register the foreign investment with the Brazilian Central Bank; (v) appoint a tax representative in Brazil; and (vi) obtain a taxpayer identification number from the Brazilian federal tax authorities

The securities and other financial assets held by a foreign investor pursuant to Resolution No. 4,373 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or by the CVM. In addition, the trading of securities is in general restricted to transactions carried out on the Brazilian stock exchanges or over-the-counter markets licensed by the CVM.

Instruction CVM 560 of March 27, 2015, as amended, introduced in the Brazilian securities regulation the obligation of the representatives of investors residing outside Brazil to inform CVM the movements and application of funds of the investors participating in collective accounts and holders of own accounts represented by them.

Registered Capital

Amounts invested in preferred shares by a non-Brazilian holder who qualifies under Resolution No. 4,373 and obtains registration with the CVM, or by the depositary representing an ADS holder, are eligible for registration with the Central Bank. Such registration (the amount so registered is referred to as registered capital) allows remittances of funds outside Brazil converted into foreign currency at the commercial market rate, acquired with the proceeds of distributions on, and amounts realized through, dispositions of such preferred shares. The registered capital per preferred share purchased in the form of ADS, or purchased in Brazil and deposited with the depositary in exchange for ADS, will be equal to its purchase price (stated in U.S. dollars). The registered capital per preferred share withdrawn upon cancellation of an ADS will be the U.S. dollar equivalent of (i) the average price of a preferred share on the Brazilian stock exchange on which the most preferred shares were traded on the day of withdrawal or (ii) if no preferred shares were traded on that day, the average price on the Brazilian stock exchange on which the most preferred shares were traded in the 15 trading sessions immediately preceding such withdrawal. The U.S. dollar equivalent will be determined on the basis of the average commercial market rates (buy/sell) quoted by the Central Bank on such date or dates.

An electronic registration has been issued in the name of the depositary with respect to the ADSs and is maintained by the custodian on behalf of the depositary. Pursuant to the registration, the custodian and the depositary are able to convert dividends and other distributions with respect to the preferred shares represented by ADSs into foreign currency and remit the proceeds outside Brazil. If a holder of ADSs exchanges such ADSs for preferred shares, such holder will be entitled to continue to rely on the depositary’s registration for five business days after such exchange, following which such holder must seek to obtain its own electronic registration with the Central Bank. Thereafter, any holder of preferred shares may not be able to convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, such preferred shares, unless such holder is a duly qualified investor under Resolution No. 4,373 and obtains its own electronic registration.

If the holder does not qualify under Resolution No. 4,373 by registering with the CVM and the Central Bank and appoints a representative in Brazil to act directly in the Brazilian market to acquire preferred shares, the holder will be subject to a less favorable Brazilian tax treatment than a holder of ADSs. Regardless of registration under Resolution No. 4,373, residents of tax havens are subject to less favorable tax treatment than other foreign investors. See “—E. Taxation—Brazilian Tax Considerations.”

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

The following discussion contains a description of the material Brazilian and U.S. federal income tax consequences of the acquisition, ownership and disposition of preferred shares or ADSs by certain holders or beneficial owners, as described below. This summary is based upon the tax laws and regulations of Brazil and the United States as of the date of this annual report, which are subject to change, possibly with retroactive effect, and to differing interpretations. You should consult your own tax advisers as to the Brazilian, U.S. federal or other tax consequences of the acquisition, ownership and disposition of preferred shares or ADSs, including, in particular, the effect of any state, local or non-U.S., non-Brazilian tax laws.

Although there is presently no income tax treaty entered into between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty. No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect the U.S. holders of preferred shares or ADSs. Brazil and the United States have, however, entered into a Tax Treaty Information Exchange Agreement, in order to establish an effective exchange of tax-related information between the two countries.

Brazilian Tax Considerations

The following discussion summarizes the principal Brazilian tax consequences of the ownership and disposition of preferred shares or ADSs by a non-Brazilian holder. This discussion does not address all of the Brazilian tax considerations that may be applicable to any particular non-Brazilian holder, and each non-Brazilian holder should consult its own tax adviser about the Brazilian tax consequences of investing in preferred shares or ADSs.

Taxation of Dividends

Dividends paid by us, including stock dividends and other dividends paid in property to the depositary in respect of the preferred shares underlying ADSs, or to a non-Brazilian holder in respect of the preferred shares, are currently exempted from withholding tax in Brazil to the extent that the dividends are paid out of profits generated on or after January 1, 1996. Dividends relating to profits generated prior to January 1, 1996 may be subject to Brazilian withholding tax at varying rates, depending on the year the profits were generated.

On May 13, 2014, Law No. 12,973 was enacted aiming at aligning the taxable basis of federal taxes with the accounting basis assessed based on IFRS, which were adopted as the Brazilian accounting standards in 2008. According to such law, which is generally in effect as of 2015, dividends distributed out of accounting profits generated in 2014 and exceeding taxable profits (ascertained in accordance with the prior rules) will be subject to withholding tax at rates of 15% or 25%, depending on the location of the foreign shareholder, unless the distributing corporation elected to be subject to Law No. 12,973 in 2014, in which case, the accounting profits and taxable profits would be the same and there would be no excess dividends. As we choose to apply the new taxation rules for periods beginning on or after January 1, 2014, dividends paid by us that relate to profits generated on or after January 1, 2014 will not be subject to withholding tax.

Distributions of Interest on Capital

Brazilian corporations may make payments to shareholders characterized as interest on shareholders’ equity as an alternative form of making dividend distributions. Amounts paid as interest on shareholders’ equity (net of applicable withholding tax, as described below) may be treated as payments with respect to the dividends we are obligated to distribute to our shareholders in accordance with our bylaws and Brazilian Corporate Law. The rate of interest may not be higher than the federal government’s TJLP, as determined by the Central Bank from time to time, applied to the balances of specific net equity accounts maintained by us. The total amount distributed as interest on shareholders’ equity may not exceed the greater of (i) 50% of our net income (before taking into account the distribution itself or any deductions for income taxes) for the year with respect to which the payment is made and (ii) 50% of our retained earnings for the year before the year with respect to which the payment is made. Payments of interest on shareholders’ equity are decided by the shareholders on the basis of recommendations of our board of directors.

Distributions of interest on shareholders’ equity paid to Brazilian and non-Brazilian holders of preferred shares, including payments to the depositary in respect of preferred shares underlying ADSs, are deductible by us for Brazilian corporate income tax purposes. These payments to U.S. holders or other non-Brazilian holders are currently subject to Brazilian withholding tax at the rate of 15%. If the recipient of the payment is domiciled in a Tax Haven Jurisdiction, as defined by Brazilian law, the rate will be 25%.

Taxation of Gains

Except as discussed below, gains recognized on a disposition of assets located in Brazil, such as our preferred shares, by a non-Brazilian holder, are subject to withholding income tax in Brazil. This rule is applicable regardless of whether the disposition is conducted in Brazil or abroad and regardless of whether the disposition is made to an individual or entity resident or domiciled in Brazil.

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

Capital gains realized by non-Brazilian holders on the disposition of shares sold on the Brazilian stock exchange (which includes the transactions carried out on the organized over-the-counter market):

·	are subject to the withholding income tax at a zero percent rate, when realized by a non-Brazilian holder that (i) has registered its investment in Brazil before the Central Bank under the rules of the Brazilian Monetary Counsel (a “Registered Holder”), and (ii) is not a Tax Haven Holder (investors domiciled in a Tax Haven jurisdiction, as defined by Ordinance No. 1,037); and

·	are subject to income tax at a rate of 15% when realized by (i) a non-Brazilian holder that is not a Registered Holder and is not a Tax Haven Holder; and

·	are subject to income tax at a rate of 25% when realized by a Tax Haven Holder, even if the Holder is a Registered Holder.

In the cases above, in which tax is due, if the gains are related to transactions conducted on the Brazilian non-organized over-the-counter market with intermediation, the withholding income tax of 0.005% (pre-payment) is also applicable and can be offset against any income tax due on the capital gain.

There can be no assurance that the current favorable tax treatment of Registered Holders that are not Tax Haven Holders will continue in the future.

Sale of ADSs by Non-Resident Holders to Other Non-Residents in Brazil

As mentioned above, gains derived from disposition of assets located in Brazil involving non-resident investors are subject to Brazilian income tax. Our understanding is that ADSs should not qualify as assets located in Brazil and, thus, should not be subject to the Brazilian withholding tax, considering that the ADSs are issued and registered abroad.

However, considering the general and unclear scope of this legislation and the absence of judicial guidance in respect thereof, we cannot assure prospective investors that such interpretation of this law will prevail in the courts of Brazil.

Gains on the Exchange of ADSs for Preferred Shares

Although there is no clear regulatory guidance, the exchange of ADSs for shares should not be subject to Brazilian tax if the shares are registered under CMN Resolution No. 4,373 and the respective holder is not a Tax Haven Holder. If the preferred shares are not so registered or the holder is a Tax Haven Holder, the deposit of preferred shares in exchange for ADSs may be subject to Brazilian capital gains tax at a rate of 15%. Non-Brazilian holders may exchange ADSs for the underlying preferred shares, sell the preferred shares on a Brazilian stock exchange and remit abroad the proceeds of the sale within five business days from the date of exchange (in reliance on the depositary’s electronic registration), with no tax consequences.

Upon receipt of the underlying preferred shares in exchange for ADSs, non-Brazilian holders may elect to register with the Central Bank the U.S. dollar value of such preferred shares as a foreign portfolio investment under the rules of the Brazilian Monetary Counsel, which will entitle them to the special tax treatment for Registered Holders described above.

Alternatively, the non-Brazilian holder is also entitled to register with the Central Bank the U.S. dollar value of such preferred shares as a foreign direct investment under the rules of Law No. 4,131/62, in which case the respective sale would be subject to the tax treatment referred to under “—Taxation of Gains.”

Discussion on Tax Haven Jurisdictions

Until December 2008, under Brazilian tax laws, a “Tax Haven Jurisdiction” was defined as a country or location that does not impose taxation on income or imposes the income tax at a rate lower than 20%. Some amendments were implemented in connection with the concept of Tax Haven Jurisdiction via the enactment of Law No. 11,727/08, in force as of January 2009, in order to include in the definition of Tax Haven Jurisdiction any country or location which imposes restrictions on the disclosure of shareholding composition or an ownership of the investment.

Law No. 11,727/08 also introduced the concept of “privileged tax regime”, which is applicable in connection with transactions subject to Brazilian transfer pricing rules and also is applicable to thin capitalization/cross border interest deductibility rule. The definition of “privileged tax regime” is broader than the definition of Tax Haven Jurisdiction. Pursuant to Law No. 11,727/08, a privileged tax regime is a tax regime that (1) does not tax income or taxes it at a maximum rate lower than 20%; or (2) grants tax benefits to non-resident entities or individuals (a) without the requirement to carry out a substantial economic activity in the country or location or (b) contingent to the non-exercise of a substantial economic activity in the country or location; or (3) does not tax income earned outside of such country or location or taxes such income at a maximum rate lower than 20%; or (4) does not allow access to information related to shareholding composition, ownership of assets and rights, or economic transactions that are carried out in such country or location.

In addition, on June 7, 2010, Brazilian Tax Authorities enacted Ordinance No. 1,037, as amended, listing (i) the countries and jurisdictions considered Tax Haven Jurisdictions, and (ii) the privileged tax regimes.

According to Section 24-B of Law No. 9,430, as included by Section 23 of Law No. 11.727/08, the Executive branch is empowered to reduce or reinstate the income tax rate of 20% as the element to define a Tax Haven Jurisdiction or a “privileged tax regime”. In December 2014, Ruling No.° 488/2014 was published and established that the rate of 20% is reduced to 17% in connection with countries, locations and jurisdictions aligned with international tax transparency standards, as per a definition to be provided by Brazilian Federal Revenue Service. It is expected that further guidance will be provided by Brazilian Federal Revenue Service and also that the list of Tax Haven Jurisdictions and privileged tax regimes will be updated, which has not occurred so far.

Although we believe that the best interpretation of the current tax legislation should lead to the conclusion that the above-mentioned “privileged tax regime” concept should apply solely for purposes of Brazilian transfer pricing and thin capitalization rules, we cannot be sure whether subsequent legislation or interpretation by the Brazilian tax authorities of the definition of a “privileged tax regime,” provided by Law No. 11,727, will also apply to a non-resident holder in respect of gains realized upon a disposition of ADSs.

Other Brazilian Taxes

There are no Brazilian inheritance, gift or succession taxes applicable to the ownership or disposition of the preferred shares or ADSs by a non-Brazilian holder except for gift and inheritance taxes levied by some States in Brazil on gifts made or inheritances bestowed by individuals or entities not resident or domiciled in Brazil or in the relevant state to individuals or entities that are resident or domiciled within such state in Brazil. There is no Brazilian stamp, issue, registration, or similar taxes or duties payable by holders of preferred shares or ADSs.

Tax on Foreign Exchange and Financial Transactions

Tax on foreign exchange transactions(the “IOF/Exchange Tax”)

Brazilian law imposes the IOF/Exchange Tax on the conversion of reais into foreign currency and on the conversion of foreign currency into reais. Currently, for most exchange transactions, the rate of IOF/Exchange is 0.38%. Effective as of December 1, 2011, currency exchange transactions carried out for the inflow of funds in Brazil for investment made by a foreign investor are subject to IOF/Exchange at (i) a 0% rate in the case of variable income transactions carried out on the Brazilian stock, futures and commodities exchanges, as well as in the acquisitions of shares of Brazilian publicly held companies in public offerings or subscription of shares related to capital contributions, provided that the issuer company has registered its shares for trading in the stock exchange, and (ii) 0% for the outflow of resources from Brazil related to these type of investments, including payments of dividends and interest on shareholders’ equity and the repatriation of funds invested in the Brazilian market. Furthermore, the IOF/Exchange is currently levied at a 0% rate on the exchange of ADSs into shares. Nonetheless, the Brazilian government is permitted to increase the rate at any time to a maximum of 25%, but only in relation to future transactions.

Tax on transactions involving bonds and securities,(“IOF/Bonds Tax”)

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

This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof. These laws are subject to change, possibly on a retroactive basis. This discussion is also based in part on representations by the depositary and assumes that each obligation under the Deposit Agreement and any related agreement will be performed in accordance with its terms.

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

Sale, Redemption or Other Disposition of Preferred Shares or ADSs

For U.S. federal income tax purposes, gain or loss you realize on the sale, redemption or other disposition of preferred shares or ADSs will generally be capital gain or loss, and will generally be long-term capital gain or loss if you held the preferred shares or ADSs for more than one year provided, in the case of a redemption of preferred shares, that the U.S. Holder does not own, and is not deemed to own, any of our voting stock. The amount of your gain or loss will equal the difference between your tax basis in the preferred shares or ADSs disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. If a Brazilian tax on gains is withheld on the sale or disposition of preferred shares or ADSs, a U.S. Holder’s amount realized will include the gross amount of the proceeds of such sale or disposition before deduction of the Brazilian tax. See “—Brazilian Tax Considerations—Taxation of Gains” for a description of when a disposition may be subject to taxation by Brazil. Such gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. U.S. Holders should consult their tax advisers as to whether the Brazilian tax on gains may be creditable against their U.S. federal income tax on foreign-source income from other sources.

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

Passive Foreign Investment Company Rules

We believe that we were not a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for our 2015 taxable year. However, because PFIC status depends on the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year. If we were a PFIC for any taxable year during which a U.S. Holder held preferred shares or ADSs, gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of the preferred shares or ADSs would be allocated ratably over the U.S. Holder’s holding period for the preferred shares or ADSs. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for such taxable year, and an interest charge would be imposed on the resulting tax liability. Further, to the extent that any distribution received by a U.S. Holder on its preferred shares or ADSs exceeded 125% of the average of the annual distributions on preferred shares or ADSs received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the preferred shares or ADSs. U.S. Holders should consult their tax advisers to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in their particular circumstances. If we are a PFIC for any taxable year during which a U.S. Holder owns our preferred shares or ADSs, the U.S. Holder will generally be required to file Internal Revenue Service (“IRS”) Form 8621 with its annual U.S. federal income tax return, subject to certain exceptions.

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

To further assist our risk management, we conduct fair value analyses of our derivative financials instruments, as well as sensitivity analyses of our risk variables and our net exposure risk. For more details of the results of our valuation analysis, risk management strategies, and sensitivity analysis of our derivative financial instruments, please see Note 34 to our consolidated financial statements.

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

Citibank N.A. has agreed to reimburse us for expenses related to establishment and maintenance expenses of the ADS program. The depositary has agreed to reimburse us for our continuing annual stock exchange listing fees. The depositary has also agreed to pay the standard out-of-pocket maintenance costs for the ADRs, which consist of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls. It has also agreed to reimburse us annually for certain investor relations programs or special investor relations promotional activities. In certain instances, the depositary has agreed to provide additional payments to us based on any applicable performance indicators relating to the ADR facility. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. During 2015 we received from Citibank N.A., our depositary, US$3.8 million, for the services described above.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

As of December 31, 2015, we were not in default under any of our obligations and there were no dividend arrearages or delinquencies.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, are responsible for establishing and maintaining our disclosure controls and procedures. These controls and procedures were designed to ensure that information relating to us required to be disclosed in the reports that we file under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We evaluated these disclosure controls and procedures under the supervision of our CEO and CFO as of December 31, 2015. Based on this evaluation, our CEO and CFO concluded that our disclosure controls and procedures were adequate and effective and were designed to ensure that material information relating to us and our consolidated subsidiaries are made known to them by others within those entities to allow timely decisions relating to the required disclosure.

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

Management evaluated the effectiveness of internal control over financial reporting under the supervision of our Chief Executive Officer, or CEO and Chief Financial Officer or CFO as of December 31, 2015 based on the criteria set out in the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework, or the 2013 framework, and concluded that, as of December 31, 2015, our internal control over financial reporting was adequate and effective. Based on its assessment and those criteria, we did not include the internal controls of GVT Participações S.A., which is included in the 2015 consolidated financial statements of Telefônica Brasil S.A. and subsidiaries and constituted 11% and 9% of total and net assets, respectively, as of December 31, 2015 and 10% and 3% of revenues and net income, respectively, for the year then ended.

Report of the Registered Public Accounting Firm

Ernst & Young Auditores Independentes S.S., the independent registered public accounting firm that has audited our consolidated financial statements, has issued a report on the effectiveness of our internal control over financial reporting as of December 31, 2015. This report appears on page F-3.

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

The body responsible for ensuring the code of ethics is complied with is the Business Principles Committee, composed of Telefónica’s corporate Human Resources, Legal, Finances, Supply Chain, Management Control, Networks, Internal Audit, General Secretariat, Public Affairs and Regulation and Corporate Communications departments. The Committee’s main role is to make decisions related to compliance with the Business Principles and to mitigate previously mapped risks that have a direct impact on the company’s strategy and reputation. All company employees have access to the standards governing decision making, purchase and contracting processes. Additionally, they have access to confidential channels through which they may make anonymous reports, ask questions and seek advice on questions related to the business principles.

There have been no substantive waivers or amendments to our code of ethics.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young Auditores Independentes S.S. acted as our independent auditor for the fiscal years ended December 31, 2015, December 31, 2014 and December 31, 2013. The chart below sets forth the total amount billed to us by Ernst & Young Auditores Independentes S.S. for services performed in the years 2015, 2014 and 2013, and breaks down these amounts by category of service:

	2015	2014	2013
	(in millions of reais)
Audit Fees	6.1	8.4	6.6
Audit-Related Fees	1.3	2.2	2.8
Tax Fees	—	—	—
All Other Fees	—	—	—
Total	7.4	10.6	9.4

For the years ended December 31, 2015, December 31, 2014 and December 31, 2013, we paid our auditors, Ernst & Young Auditores Independentes S.S., for auditing services rendered in the total amount of R$7.4 million, R$10.6 million and R$9.4 million, respectively.

Audit Fees

Audit fees are fees billed for the audit of our annual consolidated financial statements prepared for purposes of filing with the SEC and to the audit with respect to processes required by Sarbanes-Oxley, with the purpose of certifying the effectiveness over our internal controls.

Audit-Related Fees

Refers to the auditing services and review of cost allocation determined by ANATEL, as well as relates to review interim financial statements of subsidiaries for the purpose of restructuring process.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Plan for the Purchase of Shares Issued by the Company.

On December 9, 2015, the Company announced to its shareholders and the market in general that its Board of Directors approved a plan for repurchase of preferred and common shares issued by the Company, without a capital reduction, for subsequent cancellation, disposal or maintenance in treasury, without capital reduction, in order to add value for shareholders. For this repurchase, we should use of part of the capital reserves existing as of the date of repurchase, excluding the reserves mentioned in article 7, paragraph first, of CVM Instruction No. 567/15.

The repurchase plan started on the date of the resolution, and remains effective until June 8, 2017, and acquisitions should be made through BM&FBOVESPA, at market prices. The Executive Board was responsible for establishing the maximum quantity of shares to be acquired, whether in a sole or a series of transactions, as well as the definition of the parameters to carry out the acquisitions, observing applicable legal limits and the established maximum number of up to 41,510,371 preferred shares and 870,530 common shares.

Until December 31, 2015, the Company had not effected any repurchase of shares within the plan.

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

According to the Brazilian Corporate Law, up to one third of the members of our Board of Directors can be elected to executive positions. The remaining non-management directors are not expressly empowered to serve as a check on management, and there is no requirement that those directors meet regularly without management. Notwithstanding, our Board of Directors consists of eleven non-management directors.

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

In addition to our statutory Fiscal Board, we have established a Control and Audit Committee as a best corporate governance practice to comply with the requirements of the Sarbanes-Oxley Act as described in “Item 6. Directors, Senior Management and Employees—C. Board Practices—Committees—Control and Audit Committee.” Our Control and Audit Committee and comprises a minimum of three and a maximum of five directors, who are not members of our Board of Executive Officers, and who are appointed by the Board of Directors to serve as members of the Control and Audit Committee for the duration of their respective terms as members of the Board of Directors. All members of the Audit Committee are considered independent in accordance with rules generally accepted in Brazil. The Committee has its own charter, which was approved by the Board of Directors. The Committee provides support to the Board of Directors and is charged with informing and providing recommendations to the Board of Directors regarding the following:

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

ITEM 18. FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-116.

ITEM 19. EXHIBITS

Exhibit number	Description
1.1	Bylaws of Telefônica Brasil S.A., as amended (unofficial English translation).

2.1	Deposit Agreement dated as of January 28, 2013, among Telefônica Brasil S.A., Citibank, N.A., as Depositary, and Owners and Beneficial Owners of American Depositary Receipts issued thereunder. (Incorporated by reference to Exhibit 99 (A) to our Registration Statement of American Depositary Receipt shares on Form F-6 (No. 333-201244), filed with the SEC on December 23, 2014)

4.1	Contract and Justification of the Merger of Telefônica Data Brasil Holding S.A. into Telecomunicações De São Paulo S.A. – TELESP and Partial Spin-Off of Telefônica Empresas S.A. dated March 9, 2006. (Incorporated by reference to Exhibit B to our Form CB, filed with the SEC on March 14, 2006)

4.2	Grant Contract for Fixed Commuted Telephone Service in Local Modality (Sector 31) between Agência Nacional De Telecomunicações and Telecomunicações De São Paulo S.A. – TELESP dated June 30, 2011 (unofficial English translation). (Incorporated by reference to Exhibit 4(B).1 to our Annual Report on Form 20-F for the year ended December 31, 2011, filed with the SEC on April 20, 2012)

4.3	Grant Contract for Fixed Commuted Telephone Service in Long-Distance Modality (Sector 31) between Agência Nacional De Telecomunicações and Telecomunicações De São Paulo S.A. – TELESP dated June 30, 2011 (unofficial English translation). (Incorporated by reference to Exhibit 4(B).2 to our Annual Report on Form 20-F for the year ended December 31, 2011, filed with the SEC on April 20, 2012)

4.4	Certificate of Authorization to Provide Multimedia Communication Service between Agência Nacional de Telecomunicações – ANATEL and Global Telecom S.A. dated March 19, 2004 (English language summary). (Incorporated by reference to Exhibit 4(B).1 to our Annual Report on Form 20-F for the year ended December 31, 2012, filed with the SEC on March 20, 2013)

4.5	Authorization Agreement of the Personal Mobile Service (Region II) between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A. dated January 18, 2010 (English language summary). (Incorporated by reference to Exhibit 4.3 to our Annual Report on Form 20-F for the year ended December 31, 2013, filed with the SEC on March 19, 2014)

4.6	Authorization Agreement of the Personal Mobile Service (Region III) between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A. dated January 18, 2010 (English language summary). (Incorporated by reference to Exhibit 4.4 to our Annual Report on Form 20-F for the year ended December 31, 2013, filed with the SEC on March 19, 2014)

4.7	Authorization Agreement to Provide Commuted Fixed Telephone Service in Local Modality (Regions I and II) between Agência Nacional De Telecomunicações and Telefônica Brasil S.A. dated September 5, 2011 (English language summary). (Incorporated by reference to Exhibit 4.5 to our Annual Report on Form 20-F for the year ended December 31, 2013, filed with the SEC on March 19, 2014)

Exhibit number	Description
4.8	Certificate of Authorization to Provide Commuted Fixed Telephone Service in National Long-Distance Modality (Regions I and II) between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A. dated September 5, 2011 (English language summary). (Incorporated by reference to Exhibit 4.6 to our Annual Report on Form 20-F for the year ended December 31, 2013, filed with the SEC on March 19, 2014)

4.9	Certificate of Authorization to Provide Commuted Fixed Telephone Service in International Long-Distance Modality (Regions I and II) between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A. dated September 5, 2011 (English language summary). (Incorporated by reference to Exhibit 4.7 to our Annual Report on Form 20-F for the year ended December 31, 2013 filed with the SEC on March 19, 2014)

4.10	Authorization Agreement of the Personal Mobile Service (Region I) between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A. dated February 7, 2012 (English language summary). (Incorporated by reference to Exhibit 4.8 to our Annual Report on Form 20-F for the year ended December 31, 2013, filed with the SEC on March 19, 2014)

4.11	Authorization Agreement for Spectrum Blocks Associated with Personal Mobile Service (Region III) between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A. dated October 16, 2012 (English language summary). (Incorporated by reference to Exhibit 4.9 to our Annual Report on Form 20-F for the year ended December 31, 2013, filed with the SEC on March 19, 2014)

4.12	Authorization Agreement for Spectrum Blocks Associated with Personal Mobile Service (Region II) between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A. dated October 16, 2012 (English language summary). (Incorporated by reference to Exhibit 4.10 to our Annual Report on Form 20-F for the year ended December 31, 2013 filed with the SEC on March 19, 2014)

4.13	Authorization Agreement for Spectrum Blocks Associated with Personal Mobile Service (Region III) between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A. dated October 16, 2012 (English language summary). (Incorporated by reference to Exhibit 4.11 to our Annual Report on Form 20-F for the year ended December 31, 2013, filed with the SEC on March 19, 2014)

4.14	Authorization Agreement for Spectrum Blocks Associated with Personal Mobile Service and Multimedia Communication (Areas identified by the National Codes 13, 14, 15, 16, 17, 18 and 19, in the state of São Paulo) between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A. dated October 16, 2012 (English language summary). (Incorporated by reference to Exhibit 4.12 to our Annual Report on Form 20-F for the year ended December 31, 2013, filed with the SEC on March 19, 2014)

4.15	Authorization Agreement for Spectrum Blocks Associated with Personal Mobile Service and Multimedia Communication (States of Alagoas, Ceará, Minas Gerais, Paraíba, Pernambuco, Piauí, Rio Grande do Norte and Sergipe) between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A. dated October 16, 2012 (English language summary). (Incorporated by reference to Exhibit 4.13 to our Annual Report on Form 20-F for the year ended December 31, 2013, filed with the SEC on March 19, 2014)

4.16	Authorization Agreement for Conditional Access Service in the entire Brazilian territory between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A. dated March 18, 2013 (Incorporated by reference to Exhibit 4.14 to our Annual Report on Form 20-F for the year ended December 31, 2013, filed with the SEC on March 19, 2014)

Exhibit number	Description
4.17	Authorization Agreement for Conditional Access Service in the entire Brazilian territory between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A. dated March 18, 2013 (Incorporated by reference to Exhibit 4.15 to our Annual Report on Form 20-F for the year ended December 31, 2013, filed with the SEC on March 19, 2014)

4.18	Authorization Agreement for Conditional Access Service in the entire Brazilian territory between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A. dated March 18, 2013 (Incorporated by reference to Exhibit 4.16 to our Annual Report on Form 20-F for the year ended December 31, 2013, filed with the SEC on March 19, 2014)

4.19	Authorization Agreement for Conditional Access Service in the entire Brazilian territory between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A. dated March 18, 2013 (Incorporated by reference to Exhibit 4.17 to our Annual Report on Form 20-F for the year ended December 31, 2013, filed with the SEC on March 19, 2014)

4.20	Authorization Agreement for Conditional Access Service in the entire Brazilian territory between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A. dated March 18, 2013 (Incorporated by reference to Exhibit 4.18 to our Annual Report on Form 20-F for the year ended December 31, 2013, filed with the SEC on March 19, 2014)

4.21	Authorization Agreement for Conditional Access Service in the entire Brazilian territory between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A. dated March 18, 2013 (Incorporated by reference to Exhibit 4.19 to our Annual Report on Form 20-F for the year ended December 31, 2013, filed with the SEC on March 19, 2014)

4.22	Authorization Agreement for Radiofrequency Blocks Associated with Personal Mobile Service (States of Rio de Janeiro, Minas Gerais, Espírito Santo, Bahia, Sergipe, Alagoas, Pernambuco, Paraíba, Rio Grande do Norte, Ceará and Piauí) between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A. dated December 2, 2014 (Incorporated by reference to Exhibit 4.22 to our Annual Report on Form 20-F for the year ended December 31, 2015, filed with the SEC on February 27, 2015).

4.23	Authorization Agreement for Radiofrequency Blocks Associated with Personal Mobile Service (Federal District of Brasilia and the States of Rio Grande do Sul, Santa Catarina, Paraná, Mato Grosso do Sul, Mato Grosso, Goiás, Tocantins and Rondônia.) between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A. dated December 2, 2014 (Incorporated by reference to Exhibit 4.23 to our Annual Report on Form 20-F for the year ended December 31, 2015, filed with the SEC on February 27, 2015).

4.24	Authorization Agreement for Radiofrequency Blocks Associated with Personal Mobile Service (State of São Paulo) between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A. dated December 2, 2014 (Incorporated by reference to Exhibit 4.24 to our Annual Report on Form 20-F for the year ended December 31, 2015, filed with the SEC on February 27, 2015).

4.25	Stock Purchase Agreement and Other Covenants, dated as of September 18, 2014, by and among Vivendi S.A., Société d’Investissements et de Gestion 72 S.A. and Société d’Investissements et de Gestion 108 SAS, as sellers, Telefônica Brasil S.A., as purchaser, and GVTPar, GVT Operadora and Telefónica, S.A. (Incorporated by reference to Exhibit 4.25 to our Annual Report on Form 20-F for the year ended December 31, 2015, filed with the SEC on February 27, 2015) †

8.1	List of Subsidiaries

11.1	Code of Ethics of Telefônica Brasil S.A. (Incorporated by reference to Exhibit 11.1 to our Annual Report on Form 20-F for the year ended December 31, 2005 filed with the SEC on April 12, 2006)

Exhibit number	Description
12.1	Section 302 Certification of the Chief Executive Officer.

12.2	Section 302 Certification of the Chief Financial Officer.

13.1	Section 906 Certification of the Chief Executive Officer.

13.2	Section 906 Certification of the Chief Financial Officer.

†	Confidential information has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to this omitted information.

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

FTTC: Internet access through Fiber Optic (“Fiber to the Curb”).

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

TELEFÔNICA BRASIL S.A.

By:	/s/ Amos Genish
	Name:	Amos Genish
	Title:	Chief Executive Officer

By:	/s/ Alberto Manuel Horcajo Aguirre
	Name:	Alberto Manuel Horcajo Aguirre
	Title:	Chief Financial Officer

Date: February 26, 2016

Telefônica Brasil S.A.

Consolidated Financial Statements

As of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

Telefônica Brasil S.A.

We have audited the accompanying consolidated balance sheets of Telefônica Brasil S.A. (the “Company”) and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Telefônica Brasil S.A. and subsidiaries at December 31, 2015 and 2014, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with International Financial Reporting Standards (IFRS) as issued by International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States). Telefônica Brasil S.A. and subsidiaries’ internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) and our report dated February 26, 2016 expressed an unqualified opinion thereon.

São Paulo, Brazil, February 26, 2016

/s/ ERNST & YOUNG

Auditores Independentes S.S.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

Telefônica Brasil S.A.

We have audited Telefônica Brasil S.A. (the “Company”) and subsidiaries’ internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) (the COSO criteria). Telefônica Brasil S.A. and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company and subsidiaries’ internal control over financial reporting based on our audit.

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

As indicated in the accompanying Management´s Annual Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of GVT Participações S.A., which is included in the 2015 consolidated financial statements of Telefônica Brasil S.A. and subsidiaries and constituted 11% and 9% of total and net assets, respectively, as of December 31, 2015 and 10% and 3% of revenues and net income, respectively, for the year then ended. Our audit of internal control over financial reporting of Telefônica Brasil S.A. and subsidiaries also did not include an evaluation of the internal control over financial reporting of GVT Participações S.A.

In our opinion, Telefônica Brasil S.A. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Telefônica Brasil S.A. and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2015 and our report dated February 26, 2016 expressed an unqualified opinion thereon.

São Paulo, Brazil, February 26, 2016

/s/ ERNST & YOUNG

Auditores Independentes S.S.

Telefônica Brasil S.A.

Consolidated Balance sheets

December 31, 2015 and 2014

(In thousands of reais)

ASSETS	Note	12.31.15	12.31.14

CURRENT ASSETS		17,909,303	15,517,368
Cash and cash equivalents	5	5,336,845	4,692,689
Trade accounts receivable, net	6	8,285,319	6,724,061
Inventories	7	603,631	479,801
Taxes recoverable	8.1	2,521,292	2,202,662
Judicial deposits and garnishments	9	235,343	202,169
Derivative transactions	34	81,306	613,939
Prepaid expenses	10	356,446	303,551
Dividend and interest on equity	18	489	-
Other assets	11	488,632	298,496

NONCURRENT ASSETS		83,775,761	57,547,920
Short-term investments pledged as collateral		109,864	125,353
Trade accounts receivable, net	6	330,451	299,405
Taxes recoverable	8.1	409,653	340,205
Deferred taxes	8.2	711,590	144,817
Judicial deposits and garnishments	9	5,518,120	4,543,056
Derivative transactions	34	417,558	152,843
Prepaid expenses	10	30,609	26,223
Other assets	11	62,799	94,925
Investments	12	101,161	79,805
Property, plant and equipment, net	13	30,476,765	20,453,864
Intangible assets, net	14	45,607,191	31,287,424

TOTAL ASSETS		101,685,064	73,065,288

The accompanying notes are an integral part of these Consolidated Financial Statements.

LIABILITIES AND EQUITY	Note	12.31.15	12.31.14

CURRENT LIABILITIES		17,981,713	16,011,006
Personnel, social charges and benefits	15	698,846	591,381
Trade accounts payable	16	8,373,235	7,641,191
Taxes, charges and contributions	17	1,716,002	1,281,673
Loans and financing	21	2,222,067	1,509,471
Debentures	21	120,924	755,047
Dividend and interest on equity	18	2,209,362	1,495,321
Provisions	19	914,377	674,276
Derivative transactions	34	151,686	23,011
Deferred revenue	20	564,557	717,019
Other liabilities	22	1,010,657	1,322,616

NONCURRENT LIABILITIES		15,136,109	12,104,187
Personnel, social charges and benefits	15	19,808	118,829
Trade accounts payable	16	67,742	-
Taxes, charges and contributions	17	87,018	67,126
Loans and financing	21	4,454,509	2,123,126
Debentures	21	3,423,790	3,411,616
Provisions	19	5,890,319	4,461,654
Derivative transactions	34	82,421	24,133
Deferred revenue	20	359,237	482,782
Liabilities for post-retirement benefit plans	33	85,343	456,129
Other liabilities	22	665,922	958,792

TOTAL EQUITY		68,567,242	44,950,095

EQUITY		68,567,242	44,950,095
Capital	23	63,571,416	37,798,110
Capital reserves	23	1,347,952	2,686,897
Income reserves	23	2,410,571	1,534,479
Premium on acquisition of non-controlling interests	23	(75,388)	(70,448)
Other comprehensive income	23	25,468	232,465
Additional proposed dividends	23	1,287,223	2,768,592

TOTAL LIABILITIES AND EQUITY		101,685,064	73,065,288

The accompanying notes are an integral part of these Consolidated Financial Statements.

Telefônica Brasil S.A.

Consolidated Income Statements

For the years ended December 31, 2015, 2014 and 2013

(In thousands of reais, except earnings per share data)

	Note	12.31.15	12.31.14	12.31.13
Net operating revenue	24	40,286,815	34,999,969	34,721,897
Cost of sales	25	(20,345,076)	(17,222,675)	(17,542,167)
Gross profit		19,941,739	17,777,294	17,179,730
Operating income (expenses)		(14,702,141)	(12,668,265)	(12,247,456)
Selling expenses	25	(12,005,477)	(10,466,725)	(9,686,170)
General and administrative expenses	25	(2,142,459)	(1,803,803)	(2,177,891)
Other operating income	26	538,239	510,628	575,959
Other operating expenses	26	(1,092,444)	(908,365)	(959,354)

Operating income		5,239,598	5,109,029	4,932,274
Financial income	27	4,728,665	1,983,386	1,748,277
Financial expense	27	(5,576,843)	(2,345,381)	(1,963,037)
Equity pickup	12	2,036	6,940	(55,150)
Income before taxes		4,393,456	4,753,974	4,662,364
Income and social contribution taxes	28	(973,207)	182,685	(946,419)
Net income for the year		3,420,249	4,936,659	3,715,945

Basic and diluted earnings per common share	29	2.15	4.12	3.10
Basic and diluted earnings per preferred share	29	2.37	4.53	3.41

The accompanying notes are an integral part of these Consolidated Financial Statements.

Telefônica Brasil S.A.

Consolidated Statements of comprehensive income

For the years ended December 31, 2015, 2014 and 2013

(In thousands of reais)

	12.31.15	12.31.14	12.31.13
Net income for the year	3,420,249	4,936,659	3,715,945
Other comprehensive income (losses): Gains (losses) - derivative transactions	227,167	335,169	(5,424)
Taxes	(77,236)	(113,958)	1,844
	149,931	221,211	(3,580)

Unrealized losses on investments available for sale	(1,870)	(7,643)	(13,466)
Taxes	636	2,599	4,578
	(1,234)	(5,044)	(8,888)
Cumulative translation adjustments - operations in foreign currency	21,679	(551)	11,525
Other comprehensive income (losses) to be reclassified to gains (losses) in subsequent periods	170,376	215,616	(943)

Actuarial gains (losses) and limitation effect of the assets of surplus plans	401,500	(55,343)	21,612
Taxes	(136,510)	18,817	(7,348)
	264,990	(36,526)	14,264

Gains (losses) - derivative transactions	(571,777)	-	-
Taxes	194,404	-	-
	(377,373)	-	-

Other comprehensive income (losses) not to be reclassified to gains (losses) in subsequent periods	(112,383)	(36,526)	14,264
Total other comprehensive income	57,993	179,090	13,321
Comprehensive income for the year	3,478,242	5,115,749	3,729,266

The accompanying notes are an integral part of these Consolidated Financial Statements.

Telefônica Brasil S.A.

Consolidated Statements of changes in shareholders´ equity

For the years ended December 31, 2015, 2014 and 2013

(In thousands of reais)

	Capital Reserves						Income Reserves
	Capital	Premium on acquisition of non-controlling interest	Special Goodwill Reserve	Capital Reserves	Treasury Stock	Legal Reserve	Expansion and Modernization Reserve	Tax Incentive Reserve	Retained Earnings	Additional Proposed Dividends	Others Comprehensive income	Total Equity
Balances at December 31, 2012	37,798,110	(70,448)	63,074	2,735,930	(112,107)	1,100,000	—	—	—	3,148,769	17,792	44,681,120
Payment of additional dividend for 2012	—	—	—	—	—	—	—	—	—	(3,148,769)	—	(3,148,769)
Prescribed equity instruments	—	—	—	—	—	—	—	—	116,825	—	—	116,825
DIPJ adjustment - Tax incentives	—	—	—	—	—	—	—	1,699	(1,699)	—	—	—
Other comprehensive income	—	—	—	—	—	—	—	—	14,264	—	(943)	13,321
Net income for the year	—	—	—	—	—	—	—	—	3,715,945	—	—	3,715,945
Allocation of income:
Legal reserve	—	—	—	—	—	185,797	—	—	(185,797)	—		—
Interim interest on equity	—	—	—	—	—	—	—	—	(1,738,000)	—	—	(1,738,000)
Interim dividend	—	—	—	—	—	—	—	—	(746,000)	—	—	(746,000)
Additional dividend proposed	—	—	—	—	—	—	—	—	(1,175,538)	1,175,538	—	—
Balances at December 31, 2013	37,798,110	(70,448)	63,074	2,735,930	(112,107)	1,285,797	—	1,699	—	1,175,538	16,849	42,894,442
Payment of additional dividend for 2013	—	—	—	—	—	—	—	—	—	(1,175,538)	—	(1,175,538)
Prescribed equity instruments	—	—	—	—	—	—	—	—	207,442	—	—	207,442
DIPJ adjustment - Tax incentives	—	—	—	—	—	—	—	150	(150)	—	—	—
Other comprehensive income	—	—	—	—	—	—	—	—	(36,526)	—	215,616	179,090
Net income for the year	—	—	—	—	—	—	—	—	4,936,659	—	—	4,936,659
Allocation of income:
Legal reserve	—	—	—	—	—	246,833	—	—	(246,833)	—		—
Interim interest on equity	—	—	—	—	—	—	—	—	(2,092,000)	—	—	(2,092,000)
Additional dividend proposed	—	—	—	—	—	—	—	—	(2,768,592)	2,768,592	—	—
Balances at December 31, 2014	37,798,110	(70,448)	63,074	2,735,930	(112,107)	1,532,630	—	1,849	—	2,768,592	232,465	44,950,095
Payment of additional dividend for 2014	—	—	—	—	—	—	—	—	—	(2,768,592)	—	(2,768,592)
Prescribed equity instruments	—	—	—	—	—	—	—	—	494,001	—	—	494,001
Corporate Income Tax Return (DIPJ) adjustments – Tax incentives	—	—	—	—	—	—	—	5,079	(5,079)	—	—	—
Cancelation of treasury share according to the Special Shareholders' Meeting (SGM) of 3/12/15	—	—	—	(112,107)	112,107	—	—	—	—	—	—	—
Capital increase – Special Shareholders’ Meeting of 04/28/15	15,812,000	—	—	—	—	—	—	—	—	—	—	15,812,000
Direct costs on capital increase (net of taxes) according to the Special Shareholders Meeting of 04/28/2015	—	—	—	(58,657)	—	—	—	—	—	—	—	(58,657)
Capital increase – Special Shareholders’ Meeting of 04/30/15	295,285	—	—	—	—	—	—	—	—	—	—	295,285
Direct costs on capital increase (net of taxes) according to the Special Shareholders Meeting of 04/30/2015	—	—	—	(3,776)	—	—	—	—	—	—	—	(3,776)
Capital increase – Merger of GVTPart shares – Special Shareholders ’ Meeting of 05/28/15	9,666,021	—	—	(1,188,707)	—	—	—	—	—	—	—	8,477,314
Dissenters' right – Acquisition of GVTPart.	—	—	—	—	(87,805)	—	—	—	—	—	—	(87,805)
Premium on acquisition of equity interest by Tdata	—	(4,940)	—	—	—	—	—	—	—	—	—	(4,940)
Other comprehensive income (loss)	—	—	—	—	—	—	—	—	264,990	—	(206,997)	57,993
Net income for the year	—	—	—	—	—	—	—	—	3,420,249	—	—	3,420,249
Allocation of income:
Legal reserve	—	—	—	—	—	171,013	—	—	(171,013)	—	—	—
Interim interest on equity	—	—	—	—	—	—	—	—	(1,745,925)	—	—	(1,745,925)
Interim dividends	—	—	—	—	—	—	—	—	(270,000)	—	—	(270,000)
Expansion and Modernization Reserve	—	—	—	—	—	—	700,000	—	(700,000)	—	—	—
Proposed additional dividend	—	—	—	—	—	—	—	—	(1,287,223)	1,287,223	—	—
Balances at December 31, 2015	63,571,416	(75,388)	63,074	1,372,683	(87,805)	1,703,643	700,000	6,928	—	1,287,223	25,468	68,567,242

The accompanying notes are an integral part of these Consolidated Financial Statements.

Telefônica Brasil S.A.

Consolidated Statements of cash flows

For the years ended December 31, 2015, 2014 and 2013

(In thousands of reais)

	12.31.15	12.31.14	12.31.13
Total cash generated by operating activities	9,897,205	9,384,219	9,576,280
Expenses (revenues) not representing changes in cash	15,638,355	12,058,587	13,103,190
Income before taxes	4,393,456	4,753,974	4,662,364
Depreciation and amortization	6,814,951	5,295,589	5,643,310
Foreign exchange (gains) losses on loans	613,927	96,036	98,105
Monetary (gains) losses	280,280	(4,990)	142,289
Equity pickup	(2,036)	(6,940)	55,150
Losses on write-off/sale of goods	66,029	37,934	(122,598)
Provision for impairment - accounts receivable	1,230,675	896,336	741,274
Provision (reversal) of trade accounts payable	265,072	(234,967)	579,225
Provision (Write-offs and reversals of) for impairment – inventories	(35,692)	(29,062)	(5,901)
Pension plans and other post-employment benefits	36,666	33,691	26,986
Provisions for tax, labor, civil and regulatory contingencies	993,508	546,204	660,771
Interest expense	919,908	662,944	596,292
Provision for (Reversal of) divestiture	58,396	10,931	19,437
Provisions for customer loyalty program	3,223	907	8,915
Other	(8)	-	(2,429)

Increase or decrease in operating assets and liabilities:	(5,741,150)	(2,674,368)	(3,526,910)
Trade accounts receivable	(1,841,659)	(1,859,857)	(1,160,903)
Inventories	(81,820)	54,876	(111,905)
Taxes recoverable	(616,012)	(235,559)	(399,105)
Prepaid expenses	111,288	59,463	(2,917)
Other current assets	(104,706)	30,561	46,652
Other non current assets	(159,315)	29,612	(45,624)
Personnel, social charges and benefits	(169,220)	260,109	20,625
Trade accounts payable	103,346	539,136	(490,538)
Taxes, charges and contributions	78,436	617,886	487,854
Interest paid	(949,386)	(800,302)	(625,624)
Income and social contribution taxes paid	(397,070)	(782,860)	(868,395)
Other current liabilities	(992,525)	(538,693)	(341,427)
Other noncurrent liabilities	(722,507)	(48,740)	(35,603)

The accompanying notes are an integral part of these Consolidated Financial Statements.

Telefônica Brasil S.A.

Consolidated Statements of cash flows (Continued)

For the years ended December 31, 2015, 2014 and 2013

(In thousands of reais)

	12.31.15	12.31.14	12.31.13

Total cash used in investing activities	(14,625,707)	(7,607,642)	(5,543,799)

Cash paid for acquisition of companies, net of cash acquired	(8,528,986)	-	-
Additions to PP&E, intangible assets and others (net of donations)	(6,792,895)	(7,535,011)	(5,837,172)
Cash received from sale of PP&E items	19,902	21,128	436,386
Net payment of derivative contracts on acquisition of GVT	682,695	-	-
Redemption of investments in guarantee	-	4,567	22,485
Redemption of (increase in) judicial deposits	(6,431)	(104,707)	(168,075)
Dividend and interest on equity received	8	6,381	2,577

Total cash generated by (used in) financing activities	5,372,658	(3,627,824)	(4,622,030)

Payment of loans, financing and debentures	(8,710,567)	(1,563,272)	(2,336,023)
Loans and debentures raised	1,285,210	318,573	2,229,134
Payment net of derivative agreements	546,805	63,741	20,667
Payment for reverse split of shares	-	(245)	(289)
Dividend and interest on equity paid	(3,678,665)	(2,446,621)	(4,535,519)
Capital increase	16,107,285	-	-
Direct capital increase costs	(89,605)	-	-
Payment to Dissenters' rights – shareholders	(87,805)	-	-

Increase (decrease) in cash and cash equivalents	644,156	(1,851,247)	(589,549)

Cash and cash equivalents at beginning of year	4,692,689	6,543,936	7,133,485
Cash and cash equivalents at end of year	5,336,845	4,692,689	6,543,936

Changes in cash and cash equivalents for the year	644,156	(1,851,247)	(589,549)

The accompanying notes are an integral part of these Consolidated Financial Statements.

Telefônica Brasil S. A.

Notes to Consolidated Financial Statements

Years ended December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

1)	OPERATIONS

a) Background information

Telefônica Brasil S.A. (“Company” or “Telefônica Brasil”) is a publicly-traded corporation operating in telecommunication services and in the performance of activities that are necessary or useful in the rendering of such services, in conformity with the concessions and authorizations it has been granted. The Company, headquartered at Avenida Engenheiro Luiz Carlos Berrini, No. 1376, in the city and State of São Paulo, Brazil, is a member of Telefónica Group (“Group”), the telecommunications industry leader in Spain, also present in various European and Latin American countries.

At December 31, 2015 and 2014, Telefónica S.A. (“Telefónica”), the Group holding company based in Spain, held a total direct and indirect interest in the Company, including treasury shares of 73.58% and 73.81%, respectively (Note 23).

The Company is listed in the Brazilian Securities and Exchange Commission (“CVM”) as a publicly-held company under Category A (issuers authorized to trade any marketable securities) and has shares traded on the São Paulo Stock Exchange (“BM&FBovespa”). The Company is also listed in the Securities and Exchange Commission (“SEC”), of the United States of America, and its American Depositary Shares (“ADSs”) are classified under level II, backed only by preferred shares and traded in the New York Stock Exchange (“NYSE”).

b) Operations

The Company is primarily engaged in rendering land-line telephone and data services in the state of São Paulo, under Fixed Switched Telephone Service Concession Arrangement (“STFC”) and Multimedia Communication Service (“SCM”) authorization, respectively. Also, the Company is authorized to render other telecommunications services, such as SCM (data communication, including broadband internet), SMP (Personal Communication Services) and SEAC (Conditional Access Audiovisual Services), especially by means of DTH and cable technologies.

The Company is the grantee of an STFC concession to render land-line services in the local network and national long distance calls originated in sector 31 of Region III, which comprises the state of São Paulo (except for cities within sector 33), and has authorization for land-line calls originated in Regions I and II, as established in the General Service Concession Plan (“PGO”).

In accordance with the service concession arrangement, every two years, during the arrangement’s 20-year term, the Company shall pay a fee equivalent to 2% of its prior-year STFC revenue, net of applicable taxes and social contribution taxes (Note 22). The Company’s current STFC concession arrangement is valid until December 31, 2025.

GVT Participações S.A. (“GVTPart.”) is the controlling company of Global Village Telecom S.A. (“GVT”), companies that have been controlled by the Company since May 28, 2015 (Note 4). GVT is the direct controlling company of POP Internet Ltda. (“POP”) and indirect controlling company of Innoweb Ltda. (“Innoweb”), Brazil-based entities operating in the telecommunications industry.

GVT is engaged in the provision of STFC, SCM and pay-TV (SEAC) services throughout Brazil. POP is a provider of free Internet access. Innoweb provides telephone services using VoIP technology, which allows calls using the Internet at lower costs than those using conventional telephone technology, using dedicated circuits.

The Company operates SMP services, in accordance with the authorizations it has been given. Frequency authorizations granted by Brazil’s Telecommunications Regulatory Agency (“ANATEL”) may be renewed only once, over a 15-year period, through payment, every two years after the first renewal, of fees equivalent to 2% of the Company’s prior-year revenue, net of taxes and social contribution taxes, related to the application of the Basic and Alternative Service Plans (Note 22).

In the auction for sale of the remaining radiofrequency bands of 1,800 MHz, 1,900 MHz and 2,500 MHz, held by ANATEL on December 17, 2015, the Company was the outbidder of seven 2,500MHz frequency lots, having offered the amount of R$185,450, as follows: lot E2 DDD11 Greater São Paulo - R$110,250; lot E18 DDD21 Greater Rio - R$55,000; lot E39 DDD48 Florianópolis and region - R$500; lot E43 DDD51 Greater Porto Alegre - R$16,690; lot E46 DDD54 Caxias do Sul and region - R$2,085; lot E51 DDD63 Palmas and region - R$400; and lot E58 DDD67 Dourados and region - R$525.

As such, the Company will increase its service rendering capacity using 4G technology in important regions of the Brazilian territory, with additional 10+10 MHz band, supplementing the 20+20Mhz band acquired in the 2012 bidding.

The amount payable and use terms shall observe the rules provided in the bidding notice and as defined by ANATEL.

In the auction for sale of national 700MHz frequency, held by ANATEL at September 30, 2014, the Company won lot 3 among the others offered lots. The Authorization Term signed with ANATEL was published in the Federal Official Gazette (“DOU”) on December 8, 2014.

The total amount of this license was of R$2,770,320, as follows:

▪	R$1,657,502 referring to the total 700 MHz license amount, paid on the date of signature of the Authorization Term.

▪	R$1,112,818 (transaction not affecting cash, adjusted to present value), referring to a portion of the Company’s liability arising from an agreement entered into with ANATEL, whereby the operators that won this auction shall organize Entidade Administradora do Processo de Redistribuição e Digitalização de Canais de TV e RTV (“EAD”), which will be responsible for equally performing all TV and RTV channel redistribution procedures and solutions to harmful interference in radio communication systems. The funds for these procedures shall be transferred by the operators in 4 annual installments adjusted by IGP-DI.

▪	The amounts were recorded: (i) in licenses in intangible assets, being amortized over the remaining license term established in the Authorization Term (Note 14) and; (ii) in authorization licenses in current and noncurrent liabilities, for the remaining balance payable (Note 22).

We set out below a summary of the authorizations for rendering SMP service granted to the Company.

License Expiration
Frequency	450 MHz	700 MHz	800 MHz	900 MHz	1800 MHz	1900 MHz	2100 MHz	2.5 GHz

Band	14 MHz	20 MHz	25 MHz	5 MHz	20 MHz	10 MHz	30 MHz	40 MHz

Operation area

Region 1
Rio de Janeiro	-	Dec/29	Nov/20 (1)	Apr/23	Apr/23	Apr/23 (3)	Apr/23	Oct/27

Espírito Santo	-	Dec/29	Nov/23 (1)	Apr/23	Apr/23	Apr/23 (3)	Apr/23	Oct/27

Maranhão	-	Dec/29	Nov/28 (1)	Apr/23	Apr/23	-	Apr/23	Oct/27

Minas Gerais (except Triângulo Mineiro)	Oct/27	Dec/29	Apr/23 (1)	Apr/23	Apr/23	Apr/23 (3)	Apr/23	Oct/27

Minas Gerais (Triângulo Mineiro)	Oct/27	Dec/29	-	Apr/20 (10)	Apr/20 (10)	Apr/23 (3)	Apr/23 (9)	Oct/27

Bahia	-	Dec/29	Jun/23 (1)	Apr/23	Apr/23	Apr/23 (3)	Apr/23	Oct/27

Sergipe	Oct/27	Dec/29	Dec/23 (1)	Apr/23	Apr/23	Apr/23 (3)	Apr/23	Oct/27

Alagoas. Ceará. Paraíba. Pernambuco. Piauí and Rio Grande do Norte	Oct/27	Dec/29	-	-	Apr/23	Dec/22 (2)	Apr/23	Oct/27

Region 2
Paraná (except Sector 20) and Santa Catarina	-	Dec/29	Apr/28 (1)	Apr/23	Apr/23	Apr/23 (3)	Apr/23	Oct/27

Paraná sector 20 (5)	-	Dec/29	Apr/28 (1)	-	Apr/23	-	Apr/23	Oct/27

Rio Grande do Sul (except sector 30)	-	Dec/29	Dec/22 (1)	Apr/23	Apr/23	Apr/23 (3)	Apr/23	Oct/27

Rio Grande do Sul (sector 30) (11)	-	Dec/29	-	-	Apr/23	Dec/22 (2)	Apr/23	Oct/27

Distrito Federal	-	Dec/29	Jul/21 (1)	Apr/23	Apr/23	Apr/23 (3)	Apr/23	Oct/27

Goiás and Tocantins	-	Dec/29	Oct/23 (1)	Apr/23	Apr/23	Apr/23 (3)	Apr/23	Oct/27

Goiás (sector 25) (7)	-	Dec/29	-	-	Apr/23	Dec/22 (2)	Apr/23	Oct/27

Mato Grosso	-	Dec/29	Mar/24 (1)	Apr/23	Apr/23	Apr/23 (3)	Apr/23	Oct/27

Mato Grosso do Sul (except sector 22)	-	Dec/29	Sept/24 (1)	Apr/23	Apr/23	Apr/23 (3)	Apr/23	Oct/27

Mato Grosso do Sul (sector 22) (6)	-	Dec/29	-	-	Apr/23	Dec/22 (2)	Apr/23	Oct/27

Rondônia	-	Dec/29	Jul/24 (1)	Apr/23	Apr/23	Apr/23 (3)	Apr/23	Oct/27

Acre	-	Dec/29	Jul/24 (1)	Apr/23	Apr/23	Apr/23 (3)	Apr/23	Oct/27

Region 3
São Paulo	Oct/27(4)	Dec/29	Ago/23 (1)	-	Apr/23	Apr/23 (3)	Apr/23 (9)	Oct/27

São Paulo (Ribeirão Preto. Guatapará and Bonfim Paulista)	Oct/27(4)	Dec/29	Jan/24 (1)	-	Apr/23	Apr/23 (3)	Apr/23	Oct/27

São Paulo (Franca area and region)	Oct/27(4)	Dec/29	Ago/23 (1)	-	Apr/23	Apr/23 (3)	Apr/23	Oct/27

São Paulo (sector 33) (8)	-	Dec/29	-	-	Apr/23	Dec/22 (2)	Apr/23	Oct/27

(1)	All authorization terms of bands A and B were already renewed for 15 years. Therefore, another renewal is not possible (completing 30 years of authorization).

(2)	The authorization terms of L band, which were related to bands A or B, were renewed for the same period.

(3)	L bands, which were realigned to J band, have the same renewal date of the latter (calculation of the realigned price observed this matter).

(4)	In São Paulo, only in cities with CN from 13 to 19, the Company has the 450MHz license, maturing on October 18, 2027.

(5)	Paraná – Sector 20 of PGO – cities of Londrina and Tamarana.

(6)	Mato Grosso do Sul – Sector 22 of PGO – city of Paranaíba.

(7)	Goiás – Sector 25 of PGO – cities of Buriti Alegre, Cachoeira Dourada, Inaciolândia, Itumbiara, Paranaiguara and São Simão.

(8)	São Paulo - sector 33 of PGO - cities of Altinópolis, Aramina, Batatais, Brodosqui, Buritizal, Cajuru, Cássia dos Coqueiros, Colômbia, Franca, Guaíra, Guará, Ipuã, Ituverava, Jardinópolis, Miguelópolis, Morro Agudo, Nuporanga, Orlândia, Ribeirão Corrente, Sales de Oliveira, Santa Cruz da Esperança, Santo Antônio da Alegria and São Joaquim da Barra.

(9)	Abstract of Authorization Term No. 42/2008 (MG) and No.21/2008 (SP), published in DOU of 4/29/08 and also on 4/30/08, although ANATEL considers 4/30/08 for control purposes, the Company conservatively considers 4/29/08.

(10)	Next Authorization Terms to be renewed - E band (MG - Sector 3 - CTBC).

(11)	Rio Grande do Sul – sector 30 – cities of Pelotas, Morro Redondo, Capão do Leão and Turuçu.

Service concessions and authorizations are granted by ANATEL, under the terms of Law No. 9472 of July 16, 1997 - General Telecommunications Law (“Lei Geral das Telecomunicações” - LGT), amended by Laws No. 9986 of July 18, 2000 and No. 12485 of September 12, 2011. Operation of such concessions is subject to supplementary regulations and plans.

c) Agreement between Telefónica S.A. and Telecom Itália, S.p.A.

We set out below a brief description of the event occurred in connection with the agreement between Telefónica and Telecom Itália, S.p.A. (“Telecom Itália”).

TELCO S.p.A. (“TELCO”) had a 22.4% interest with voting rights in Telecom Itália, and is the largest shareholder of this company.

Telefónica holds indirect control in Telefónica Brasil and Telecom Itália holds an indirect interest in TIM S.A. (“TIM”), a Brazilian telecommunications company. Neither Telefónica, nor Telefônica Brasil or any other affiliate of Telefónica interfere in, are involved with or have decision-making powers over TIM operations in Brazil, also being lawfully and contractually forbidden to exercise any type of political power derived from indirect interest in relation to TIM operations in Brazil. TIM (Brazil) and Telefônica Brasil compete in all markets in which they operate in Brazil under permanent competitive stress and, in this context, as well as in relation to the other economic players in the telecommunications industry, maintain usual and customary contractual relations with one another (many of which are regulated and inspected by ANATEL) and/or which, as applicable, are informed to ANATEL and Brazil’s Administrative Council for Economic Defense (CADE), concerning the commitments assumed before these agencies so as to ensure total independence of their operations.

On September 24, 2013, Telefónica entered into an agreement with the other shareholders of the Italian company TELCO whereby Telefónica subscribed and paid up capital in TELCO through a contribution of 324 million euros, receiving shares without voting rights of TELCO as consideration. As a result of this capital increase, the share capital of Telefónica with voting rights in TELCO remained unchanged, although their economic participation rose to 66%. Thus, the governance of TELCO, as well as the obligations of Telefónica to abstain from participating in or influencing the decisions that impact the industries where they both operate, remained unchanged.

On June 16, 2014, the Italian shareholders of TELCO decided to exercise their rights to request spin-off ensured by the Shareholders' Agreement of the company. This spin-off was approved by the Annual Shareholders’ Meeting of TELCO held on July 9, 2014, and is subject to prior authorization by relevant authorities, including CADE and ANATEL in Brazil.

On December 22, 2014 and March 12, 2015, ANATEL authorized TELCO’s spin-off, in a transaction impacting the swap transaction conducted with Vivendi S.A. (“Vivendi”). In the swap transaction agreed by and between Telefónica and Vivendi, Vivendi would exchange all its voting shares and part of its non-voting shares held in the Company for an indirect interest held by Telefónica in Telecom Itália, subject to certain conditions, such as prohibiting Vivendi to increase its interest in the Company.

The 61st ordinary session of CADE’s Trial Court, held on March 25, 2015, approved TELCO’s spin-off and the swap transaction agreed upon between Telefónica and Vivendi, subject to the execution of three concentration control agreements.

On June 24, 2015, the share swap transaction between Telefónica and Vivendi was completed, through its subsidiary Société d’Investissements et de Gestion 108 SAS (“FrHolding108”), through which FrHolding108 transferred shares to Telefónica representing 4.5% interest in the Company in exchange for 1,110,000,000 shares representing 8.2% of the common shares of Telecom Itália, previously held by TELCO.

On July 29, 2015, after close of business on the New York Stock Exchange, Vivendi disposed of all the preferred shares of the Company, representing 4% of its share capital. On the same date, the share swap transaction between Telefónica and FrHolding108 was completed. A such, as from said date, FrHolding108 no longer holds any shareholding interest in the Company.

As a result of the above, Telefónica no longer held, directly or indirectly, any economic interest in TELCO at December 31, 2015.

d) Corporate Restructuring

The Company’s Special Meeting held on May 28, 2015, approved acquisition of all the shares issued by GVTPart. and 675,571 shares of GVT, as well as the incorporation of shares of GVTPart. by the Company. As a consequence of these acts, the Company became the sole shareholder of GVTPart. and indirect controlling company of GVT, POP and Innoweb.

After concluding the aforementioned stages, the Company’s Board of Directors’ meeting held on September 22, 2015 analyzed the proposal of Corporate Restructuring involving the Company, its wholly-owned subsidiary (GVTPart.) and its indirect subsidiaries (GVT and POP), in such a way that at the end of the process, the services rendered by GVT that are not classified as telecommunication services will be centralized in POP and telecommunication services will be centralized in the Company.

Considering that in the implementation of the Corporate Reorganization all the companies involved are wholly-owned subsidiaries or indirect subsidiaries of the Company, there will not be right of retirement of the Company’s shareholders (on the terms of article 137 of Law No. 6404/76, as amended), since the operations provided for will not affect the shareholding structure and will not result in capital increase and issue of new shares of the Company.

ANATEL, in its Executive Board’s meeting held on November 4, 2015, granted the prior authorization for the Corporate Restructuring, subject to expected conditions compatible with those imposed in other similar transactions, whose content will be published by ANATEL in the DOU. The Company will make a supplementary communication, containing further details about the terms and conditions of the Corporate Restructuring, as well as the related notice convening the Company’s Special Meeting about the matter.

2)	BASIS OF PREPARATION AND PRESENTATION OF FINANCIAL STATEMENTS

2.1) Statement of Compliance

The financial statements were prepared and are presented in accordance with the International Financial Accounting Reporting Standards (- IFRS), issued by the International Accounting Standards Board (-IASB), which are not different from the accounting standards adopted in Brazil.

At the meeting held on February 15, 2016, the Executive Board authorized the issuance of these financial statements, which were ratified by the Board of Directors at a meeting held on February 19, 2016.

2.2) Basis of preparation and presentation

The Company’s financial statements for the years ended December 31, 2015, 2014 and 2013 are presented in thousands of reais (unless otherwise stated) and were prepared under a going concern assumption.

The financial statements were prepared on a historical cost basis (except where different criteria are required) and adjusted to reflect the valuation of assets and liabilities measured at fair value or considering the mark-to-market valuation when such valuations are required by IFRS.

These financial statements were prepared under various measurement bases used in accounting estimates. The accounting estimates involved in the preparation of these financial statements were based on objective and subjective factors, considering management’s judgment for determining the adequate amounts to be recorded in the financial statements. Significant items subject to these estimates and assumptions include selection of useful lives and recoverability of property and equipment in operations, measurement of financial assets at fair value and under present value adjustment method, as well as non-financial assets acquired in a business combination, credit risk analysis in determining estimated impairment losses of trade accounts receivable, as well as the analysis of other risks in determining other provisions, including for contingencies. The book values of assets and liabilities recognized, which represent hedged items at fair value, which, alternatively, would have been recorded at amortized cost, are adjusted to state the variations in fair values attributable to the hedged risks.

Settlement of transactions involving these estimates may result in amounts significantly different from those recorded in the financial statements due to the probabilistic treatment inherent to the estimate process. The Company reviews its estimates at least on an annual basis.

Certain accounts in the tables of these notes to financial statements were reclassified so as to allow comparison of information for the years ended December 31, 2015, 2014 and 2013, as applicable.

To allow comparability of the financial statements for the years ended December 31, 2015, 2014 and 2013, the effects from consolidation of GVTPart. as from May 1, 2015 shall be considered.

The Company reports, in Note 36, the pro forma income statements (not audited or reviewed) for the years ended December 31, 2015 and 2014.

The Company declares that the financial statements are in compliance with the IFRS as issued by IASB as of December 31, 2015, which are the same followed by the financial statements at December 31, 2014, except for the new pronouncements, interpretations and amendments, of the following standards, amendments and interpretations published by IASB and IFRS Interpretations Committee (IFRIC), described below, which became effective for the year ended December 31, 2015:

IAS 19 Defined Benefit Plans: Employee Contributions – Amendments to IAS 19: These amendments require that an entity consider contributions of employees or third parties in accounting for defined benefit plans. These amendments require that such contributions that are linked to the service be attributed to the periods of service as negative benefit. The amendments clarify that, if the amount of the contributions does not depend on the number of years of service, the entity is authorized to recognize such contributions, as service cost reduction in the period in which the service is rendered, instead of allocating these contributions to the periods of service. Amendments become effective as from July 1, 2014 on a retrospective basis. The application of this amendments did not have any impact on the Company’s consolidated financial statements.

Annual improvements - 2010-2012 cycle:

·	IFRS 2 Share Based Payments: This amendment changed the definition of vesting relating to the purchase conditions and its implementation is effective beginning on or after July 1, 2014. The Company does not believe that these amendments may significantly impact its financial position.

·	IFRS 3 Business Combinations: This amendment changed the subsequent accounting for contingent consideration in a business combination. Contingent consideration on acquisition of a business that is not classified as equity is subsequently measured at fair value through profit or loss, whether or not included in the scope of IFRS 9 Financial Instruments. This change is effective for new business combinations after July 1, 2014. The Company considered the application of these changes to the business combinations occurred upon acquisition of GVTPart. (Note 4).

·	IFRS 8 Operating Segments: These amendments are related to: (i) the aggregation of operating segments, which can be combined / aggregated whether they are in accordance with the criteria of the rule, in other words, if the segments have similar economic characteristics and are similar in other qualitative aspects. If they are combined, the entity shall disclose the economic characteristics used to assess whether the segments are similar; and (ii) the reconciliation of segment assets to total assets is only required to be disclosed if the reconciliation is reported to the chief operating decision maker, similar to the required disclosure for segment liabilities.

These amendments became effective as from July 1, 2014. Considering the fact that the Company and its subsidiaries operate in a sole operating segment, this amendment did not have any significantly impact on the Company's financial statements.

·	IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets: The amendments to IAS 16.35 (a) and IAS 38.80 (a) clarify that a revaluation can be made as follows: i) adjust the recorded gross amount of asset to market value or, ii) determine the market value and proportionally adjust the recorded gross amount so that the resulting recorded amount is equal to the market value. IASB also clarifies that the accumulated depreciation/amortization is the difference between the recorded gross amount and the asset's book value (i.e., the recorded gross amount – accumulated depreciation/amortization = book value). The amendment to IAS 16.35 (b) and IAS 38.80 (b) clarifies that the accumulated depreciation/amortization is eliminated so that the recorded gross amount and the book value is equal to the market value. Amendments become effective as from July 1, 2014 on a retrospective basis. Considering that the revaluation of fixed or intangible assets is not allowed in Brazil, the application of the amendments to this amendment did not have any impact on the Company's financial statements.

·	IAS 24 Related Party Disclosures: The amendment to this standard clarifies that a management entity of other entity that provides key personnel for provision of management services is a subject related to related party disclosures. Additionally, an entity that used a management entity shall disclose the expenses incurred with management services. Amendments become effective as from July 1, 2014 on a retrospective basis. The application of this amendment did not affect significantly the Company’s related party disclosures.

Annual improvements - 2011-2013 cycle:

·	IFRS 3 Business Combinations: The amendments to this standard clarify that joint arrangements (and not only joint ventures) are not included in the application of IFRS 3. The amendments are effective on or after July 1, 2014 on a prospective basis. The application of these amendments did not have any significant impact on the Company’s consolidated financial statements.

·	IFRS 13 Fair Value Measurement: This amendment is related to the application of the exception to financial assets portfolio, financial liabilities and other contracts. The amendment is effective as from July 1, 2014. The application of this amendments did not have a significant impact on the Company’s consolidated financial statements.

·	IAS 40 Investment Property: Amendment to this standard clarifies the relationship between IFRS 3 and IAS 40 for classification of property as investment property or property occupied by owner. The description of ancillary services determined in IAS 40, which provides a difference between investment property and owner of occupied property (IFRS 3) is used to determine whether the operation refers to the purchase of an asset or a business combination. This amendment entered in force as from July 1, 2014 on a prospective basis. The application of this amendment did not have any significant impact on the Company’s consolidated financial statements.

On the date of preparation of these financial statements, the following IFRS amendments had been published; however, their application was not compulsory:

Standards and Amendments to Standards	Effective as from

Annual improvements to IFRS Cycle 2012 to 2014 include:	January 1, 2016

IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, amended

IFRS 7 Financial Instruments: Disclosures (Financial Instruments: Disclosures) amended.

IAS 19 Employee Benefits, amended (Discount rate: regional market issue)

IAS 34 Interim Financial Reporting, amended.

IAS 1 Disclosure Initiative, amended.	January 1, 2016

IFRS 10. 12 and IAS 28 Investment Entities: Applying the Consolidation Exception, amended.	January 1, 2016

IFRS 11 Accounting for Acquisitions of Interest in Joint Operations, amended.	January 1, 2016

IFRS 14 Regulatory Deferral Account, issued.	January 1, 2016

IAS 16 and IAS 38 Clarification of Acceptable Methods of Depreciation and Amortization. amended.	January 1, 2016

Amendments to IAS 27 Equity Method in Separate Financial Statements, amended.	January 1, 2016

IFRS 9 Financial Instruments, issue of final draft	January 1, 2018

IFRS 15 Revenue from Contracts with Customers, issued.	January 1, 2018

IFRS 16 Leases, issued.	January 1, 2019

The Company does not early adopt any pronouncement, interpretation or amendment that has been issued, whose application is not compulsory. Based on the analyses made to date, the Company estimates that the adoption of most of these standards, amendments and improvements will not have a significant impact on the consolidated financial statements in the initial period of application. However, IFRS 15 is likely to have an impact in the timing and amount of revenue recognition in connection with certain bundled revenue transactions. The Group is currently assessing the impact of the application of this standard. Also, the changes introduced by IFRS 9 will affect financial instruments and transactions with financial instruments carried out on or after January 1, 2018. In addition to this, IFRS 16 requires a company to report on the balance sheet lease assets and lease liabilities for all leases (other than short-term leases and leases of low-value assets). Therefore, changes introduced by IFRS 16 are likely to have a significant impact in the Company’s financial statements.

2.3) Basis for consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries at December 31, 2015 and 2014. Control is obtained when the Company is exposed or has the right to variable returns based on its involvement with the investee and has the capacity of affecting these returns through the power exercised in relation to the investee. All significant information in the financial statements - and solely such information - is disclosed and corresponds to that used by management in its administration.

Specifically, the Company control an investee if, and only if, it has: i) power in relation to the investee (i.e., existing rights that ensure to it the current capacity of directing investee’s activities); ii) exposure or right to variable returns based on its involvement with the investee; and ii) the capacity to use its power in relation to investee to affects the results.

Generally, there is the assumption that the majority of voting rights results in control. In order to support this assumption and when the Company has less than the majority of voting rights or similar rights of an investee, the Company considers all relevant facts and circumstances in evaluating whether it has power in relation to an investee, including: i) the contractual agreement with other parties holding voting rights of the investee; ii) rights originated in contractual agreements; and iii) voting rights and potential voting rights of the Company.

The Company evaluates whether it exercises control or not of an investee if facts and circumstances indicate that there are changes in one or more of the three control elements. Consolidation of a subsidiary begins when the Company obtains control in relation to the subsidiary and ends when the Company stops exercising the referred to control. Assets, liabilities and P&L of a subsidiary acquired or disposed of in the year are included in the financial statements as from the date on which the company obtains control until the date the company no longer exercises control over the subsidiary.

At December 31, 2015 and 2014, the Company held interest in the following companies:

		% of interest
Investees	Type of Investment	At 12/31/2015	At 12/31/2014	Country (Headquarters)	Main activities
Telefônica Data S.A. ("TData")	Wholly-owned subsidiary	100.00%	100.00%	Brazil	Telecommunications

GVT Participações S.A. ("GVTPart.") (Note 4)	Wholly-owned subsidiary	100.00%	-	Brazil	Telecommunications

Aliança Atlântica Holding B.V. ("Aliança")	Jointly controlled subsidiary	50.00%	50.00%	Netherlands	Holding company operating in the telecommunications sector

Companhia AIX de Participações ("AIX")	Jointly controlled subsidiary	50.00%	50.00%	Brazil	Development of subterranean telecommunications network

Companhia ACT de Participações ("ACT")	Jointly controlled subsidiary	50.00%	50.00%	Brazil	Technical support for telecommunication networks

Interests held in subsidiary or jointly-controlled entity are measured under the equity method in the individual financial statements. In the financial statements, investments and all asset and liability balances, revenues and expenses arising from transactions and interest held in subsidiaries are fully eliminated. Investments in jointly-controlled entities are measured under the equity method in the consolidated financial statements.

3)	SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

a) Cash and cash equivalents

These are maintained in order to meet short-term cash commitments and not for investment or other purposes. The Company and subsidiaries consider cash equivalents a short-term investment readily convertible into a known amount of cash and subject to insignificant risk of change in value. Short-term investments are qualified as cash-equivalent when redeemable within 90 days (Note 5).

b) Trade accounts receivable, net

These are evaluated by the value of the services provided in accordance with the contracted conditions, net of estimated impairment losses. These include the services provided to customers, which were still not billed until balance sheet date, as well as other trade accounts receivable related to the sale of cellphones, SIM cards, accessories and rent of IT equipment (TData’s “Soluciona TI” product). The estimated impairment losses are set up at sufficient amounts to cover any losses and consider mainly the expected default (Note 6).

c) Inventories

These are evaluated and presented at the average acquisition cost or by the net realizable value, whichever is lower. These include cellphones, SIM cards, prepaid cards, accessories, consumption materials and maintenance. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs necessary to make the sale (Note 7).

Estimated impairment losses are set up for materials and devices considered obsolete or whose carrying amounts are in excess of those usually commercialized by the Company within a reasonable period of time.

d) Prepaid expenses

These are stated at amounts effectively disbursed referred to services contracted by not incurred yet. Prepaid expenses are allocated to P&L to the extent that related services are rendered and economic benefits obtained (Note 10).

e) Investments

In the consolidated financial statements investments in subsidiaries are fully eliminated and investments in jointly-controlled entities are stated by the equity method.

Joint control is the contractually agreed sharing of a control, only existing when decisions about relevant activities call for unanimous agreement by the parties sharing control.

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

The financial statements of investees are prepared for the same reporting period of the Company. Whenever necessary, adjustments are made so that the accounting policies are in accordance with those adopted by the Company.

After the equity method is applied, the Company determines whether there is need to recognize additional impairment of its investment in investees. At each closing date, the Company determines whether there is objective evidence of impairment of investment in the affiliate. If so, the Company calculates the recoverable amount as the difference between the recoverable value of the investees and their book value, and recognizes the amount in P&L.

When there is loss of significant influence over the investees, the Company evaluates and recognizes the investment, at this moment, at fair value. Any difference between the investees’ book value by the time it loses significant influence and the fair value of the remaining investment and revenue from sale is recognized in P&L.

Upon consolidation, all asset and liability balances, revenues and expenses arising from transactions and interest held in equity between the Company and its subsidiaries were eliminated.

Foreign exchange variations in Aliança’s equity (jointly-controlled entity) are recognized in the Company’s equity in other comprehensive income (“Difference of conversion of investments abroad”, Note 23).

f) Property, plant and equipment, net

Property, plant and equipment are stated at acquisition and/or construction cost, net of accumulated depreciation and/or accumulated impairment losses, if any. Such cost includes the borrowing costs for long-term construction projects if the recognition criteria are met, and is stated net of ICMS (State VAT) credits, which were recorded as recoverable taxes.

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

All the other repair and maintenance costs are recognized in the income statement as incurred.

The present value of the expected cost for the decommissioning of towers and equipment on leased property is capitalized in the cost of the respective asset matched with the provision for dismantling obligations (Note 19) and depreciated over the useful life of the related assets, which do not exceed the lease term.

Depreciation is calculated by the straight-line method over the useful life of assets, at rates that take into account the estimated useful lives of assets based on technical analyses. The assets’ residual values, useful life and methods of depreciation are reviewed on a yearly basis, adjusted prospectively, if appropriate. Useful life in terms of depreciation rates, which is reviewed annually by the Company, is stated in Note 13.

Property and equipment items are written off when sold or when no future economic benefit is expected from their use or sale. Any gains or losses arising from write-off of assets (measured as the difference between the net disposal proceeds and the net book value of the asset) are recognized in the income statement in the year when the asset is written off.

Following is a brief description of the main fixed asset items, note 13:

·	Switching equipment: This includes switching centers and control, gateway, platforms and other switching equipment.

·	Equipment and transmission media These include base radio station, microcells, minicells, repeaters, antennas, radios, access networks, concentrators, cables, TV equipment and other equipment and transmission means.

·	Terminal/modem equipment: Includes cellphones and modems (rent and free lease), CPCT, public telephones and other terminal equipment.

·	Infrastructure: This includes buildings, elevators, central air conditioning equipment, towers, posts, containers, energy equipment, land piping, support and protectors, leasehold improvements, etc.

·	Other fixed asset items: These include vehicles, repair and construction tools and instruments, telesupervision equipment, IT equipment, testing and measurement equipment, fixtures and other goods for general use.

g) Intangible assets, net

Intangible assets acquired separately are measured at cost upon their initial recognition. The cost of an intangible asset acquired in a business combination is its fair value at the acquisition date.

After initial recognition, intangible assets are stated at acquisition and/or buildup cost, net of amortization and accumulated provision for impairment, where applicable. Intangible assets generated internally, excluding capitalized development costs, are not capitalized, and the expense is reflected in the income statement for the year in which it is incurred.

The useful life of intangible assets is considered finite or indefinite.

·	Intangible assets with finite useful lives are amortized over their economic useful lives under the straight-line method and are tested for impairment whenever there is any indication of impairment loss. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed on an annual basis.

Changes in the estimated useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates. The amortization expense on intangible assets with finite life is recognized in the income statement in the cost/expense category consistent with the function of the intangible assets.

·	Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually, either individually or at the cash-generating unit level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. Otherwise, changes in useful life – from indefinite to finite - are made on a prospective manner. Goodwill generated upon investment acquisition is treated as intangible assets of indefinite useful lives.

Gains and losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the book value of the asset, and recognized in the income statement on disposal.

Following is a brief description of the key intangible asset items with finite useful lives, Note 14:

·	Software: This includes licenses of software used for operational, commercial and administrative activities of the Company.

·	Customer portfolio: This includes intangible assets acquired through business combination, recorded at fair value at acquisition date.

·	Trademarks: These include intangible assets acquired through business combination, recorded at fair value at acquisition date.

·	Licenses: These include concession and authorization licenses, acquired from ANATEL for provision of telecommunication services. These also include licenses from business combinations, recorded at fair value at acquisition date.

h) Leases

Characterization of a contract as commercial leasing is based on substantive aspects related to use of an asset or specific assets, or still to the right of using a certain asset, on the date of beginning of its execution.

Finance lease agreements: By means of these agreements, the Company obtains substantially all risks and rewards referring to the property of the leased item. These are capitalized at the commencement of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Initial direct costs incurred in the transaction are added to cost, where applicable. Payments of finance lease agreements are allocated to financial charges and reduction of finance lease liabilities in order to obtain constant interest rate on the outstanding liability balance. Implicit interest recognized in liabilities is allocated to the income statement over the lease term using the effective interest rate method.

Financial lease assets are depreciated according to their estimated useful lives or the lease term, whichever is shorter.

·	As lessee: transmission equipment and media arising from a joint construction agreement with another telecomm operator, based on an optical network linked to the power transmission line, interconnecting the northern Brazilian cities to the Company’s national backbone and lease of towers and rooftops (arising from sale and finance leaseback, for which the net book value of the assets upon disposal remained unchanged, a liability was recognized at the present value of minimum lease payments and deferred income was recorded at the difference between the selling price and the mentioned present value. (Note 13e).

·	As lessor: Lease of IT equipment (Soluciona TI product) for which the Company recognizes revenue, upon inception, at the present value of lease payments matched with accounts receivable (Note 6).

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

The recoverable amount of an asset or a cash generating unit is defined as the higher of value in use and net sales value.

Upon estimation of the value in use of an asset or cash-generating unit, estimated future cash flows are discounted at present value using a discount rate based on the capital cost rate (The Capital Asset Pricing Model – CAPM) before taxes, which reflects the weighted average cost of capita and specific risks of the asset or cash-generating unit (CGU).

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

The following assets have specific characteristics for impairment testing:

·	Goodwill: Goodwill is tested for impairment annually at the reporting date or before that when circumstances indicate that the carrying value may be impaired. Where the recoverable amount is less than the carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

·	Intangible assets: Intangible assets with indefinite useful life are tested for impairment annually at the reporting date either individually or at the CGU level, as appropriate, and when circumstances indicate that the carrying value may be impaired.

·	Determination of value in use: The key assumptions used to estimate value in use are:

Revenues: Revenue is projected considering the growth in customer base, the evolution of market revenue in view of GDP and the Company’s share in this market.

Operating costs and expenses: Variable costs and expenses are projected in accordance with the dynamics of the customers base, and fixed costs are projected in line with the historical performance of the Company, as well as with revenue growth; and

Capital investments: Investments in capital goods were estimated considering the technological infrastructure necessary to enable the provision of services.

Key assumptions were based on the Company’s historical performance and reasonable macroeconomic assumptions grounded on financial market projections, documented and approved by Company management.

The impairment test of the Company and subsidiary’s fixed and intangible assets did not result in recognition of impairment losses for the years ended December 31, 2015, 2014 and 2013, since their estimated market value is greater than the net carrying amount as of the estimation date.

j) Business combinations and goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at the acquisition-date fair value, and the fair value of any noncontrolling interests in the acquiree.

For each business combination, the Company measures noncontrolling interests in the acquiree either at its fair value or on the basis of its proportionate share in the identifiable net assets of the acquiree. Costs directly attributable to the acquisition is recorded as expenses, as incurred.

Upon acquiring a business, the Company assesses financial assets acquired and liabilities assumed so as to classify and allocate them in accordance with contractual terms, economic circumstances and relevant conditions on the acquisition date, including the segregation, by the acquiree, of embedded derivatives existing in host contracts in the acquiree.

In the event of a business combination in stages, the ownership interest previously held in the acquiree’s capital is remeasured at fair value on the date control is acquired, and any impacts are recognized in the income statement.

Any contingent portion to be transferred by the acquirer will be recognized at fair value on acquisition date. Subsequent changes in the fair value of the contingent portion to be considered as an asset or liability is recognized in the income statement or in other comprehensive income. Contingent consideration on acquisition of a business that is not classified as equity is subsequently measured at fair value through profit or loss, whether or not included in the scope of IFRS 9 Financial Instruments.

Goodwill is initially measured as transferred payment exceeding amount in relation to acquired net assets (identifiable net assets acquired and liabilities assumed). If consideration is lower than fair value of acquired net assets, the difference must be recognized as gain in the income statement.

After initial recognition, goodwill is measured at cost, less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to the cash-generating units that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

Where goodwill has been allocated to a CGU and part of the operation within that CGU is disposed of, the goodwill associated with the disposed operation is included in the carrying amount of the operation when determining the gain or loss on disposal. Goodwill disposed in these circumstances is allocated based on the relative fair values of the disposed operation and the portion of the CGU retained.

k) Financial instruments – initial recognition and subsequent measurement

K.1) Financial assets

Initial recognition and measurement

Financial assets are initially classified as financial assets at fair value through profit or loss, loans and receivables, investments held to maturity, financial assets available for sale or derivatives classified as effective hedge instruments, as applicable. The Company determines the classification of its financial assets upon initial recognition, as they become part of the instrument’s contractual provisions.

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

The Company’s financial assets include cash and cash equivalents, trade accounts receivable, listed and unlisted financial instruments and derivative financial instruments.

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

Loans and receivables: these refer to non-derivative financial assets with fixed or determinable payments, however not traded in an active market. After initial measurement, these financial assets are stated at amortized cost, using effective interest rate method, less impairment, where applicable.

Amortized cost is calculated taking into account any discount or “premium” on acquisition and fees or costs incurred. Amortization of effective interest rate method is included in the financial income line in P&L.

Investments held to maturity: Non-derivative financial assets with fixed or determinable payment and fixed maturity date are classified as held to maturity when the Company shows intention and financial capacity to hold them up to maturity. After their initial recognition, investments held to maturity are measured at amortized cost using the effective interest rate method, less impairment losses, where applicable. The amortized cost is calculated taking into consideration any discount or “premium” upon acquisition as well as the fees and costs incurred. Amortization of effective interest rate method is included in the financial income line in P&L, as applicable. The Company did not record investments held to maturity for the years ended December 31, 2015 and 2014.

Financial assets available for sale: These are non-derivative financial assets not classified as: (i) loans and receivables; (ii) investments held to maturity; or (iv) financial assets at fair value through profit or loss. These financial assets include equity and debt instruments. Debt instruments in this category are those which are intended to be held for an indefinite period and can be sold to meet liquidity needs or in response to changes in market conditions.

After initial measurement, financial assets available for sale are measured at fair value, with unrealized gains and losses being recognized directly in other comprehensive income until such time as the investment is written off, except for impairment losses , interest calculated using the effective interest rate method and gains or losses due to exchange variations on monetary assets, which are recognized directly in the income statement for the year.

When the investment is written-off or when a loss is determined due to impairment, the cumulative gains or losses which were previously recognized in other comprehensive income should be recognized in the statement of income.

The fair value of financial assets available for sale denominated in foreign currency is measured in the foreign currency and translated at the spot exchange rate at financial statements date. Changes in fair value attributable to translation differences that result from a change in amortized cost of the asset are recognized in the income statement, and other variations are recognized directly in equity.

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

k.2) Impairment of financial assets

The Company and its subsidiaries evaluate at balance sheet date if there is any objective evidence indicating that the financial asset or group of financial assets is not recoverable. A loss only exists if, and only if, there is an objective evidence of impairment as a result of one or more events that have occurred after initial recognition of the asset (a “loss event” occurred) and such event has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reasonably estimated.

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

Financial assets at amortized cost

The Company and its subsidiaries initially assess individually if there is clear evidence of impairment loss of each financial asset that is individually relevant, or in group for financial assets that are not individually significant. If the Company concludes that there is no evidence of impairment loss for an individually assessed financial asset, whether significant or not, the asset is included in a group of financial assets with similar credit risk characteristics which is then assessed collectively for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognized are not included in any joint assessment of impairment.

When there is clear evidence of impairment, the amount of the loss is measured as the difference between book value of asset and the present value of estimated future cash flows (less expected future credit losses not yet incurred). The present value of estimated future cash flows is discounted at the original effective interest rate for the financial asset.

The carrying amount of an asset is reduced by a provision and the loss amount is recognized in the income statement. Loans together with the provision are written-off when there is no realistic prospect of their future recovery and all guarantees have been realized or transferred to the Company or its subsidiaries. If, in a subsequent year, estimated impairment increases or decreases due to an event after impairment recognition, impairment loss previously recognized will be adjusted accordingly. Should a written-off asset be recovered in the future, such recovery is recognized in the income statement.

Financial instruments available for sale

The Company and its subsidiaries assess at the balance sheet date whether there is objective evidence that an investment is impaired.

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

Subsequently, interest is computed at the effective interest rate used to discount future cash flows for impairment of asset book value. Interest income is recorded as financial income.

When, in a subsequent year, the fair value of a debt instrument increases, and this increase can be objectively related to an event that occurred after the recognition of the impairment loss in the income statements, the impairment loss is not reversed.

k.3) Financial liabilities

Initial recognition and measurement

Upon initial recognition, the Company’s financial liabilities are classified in the following categories: financial liabilities measured at fair value through profit or loss, loans and financing, accounts payable or derivatives classified as hedging instruments, as the case may be.

Financial liabilities are initially recognized at fair value plus, in the case of loans and financing, transaction cost directly attributable thereto.

The financial liabilities of the Company and its subsidiaries include trade accounts payable, loans and financing and derivative financial instruments.

Subsequent measurement

Measurement of financial liabilities depends on their classification, which can be as follows:

Financial liabilities at fair value through profit or loss: These include financial liabilities designated upon initial recognition at fair value through profit or loss. This category also includes derivative financial instruments contracted by the Company which do not meet the hedge accounting criteria set out by the corresponding standard.

In the years ended December 31, 2015, 2014 and 2013, the Company and its subsidiaries did not record any liability at fair value through profit or loss upon initial recognition.

Loans and financing: After initial recognition, loans and financing subject to interest are subsequently measured at amortized cost, using the effective interest rate method. Gains and losses are recognized in the income statement when the liabilities are derecognized as well as through the effective interest rate amortization process.

Derecognition (write-off):

A financial liability is derecognized when the liability has been revoked, cancelled or expired.

When an existing financial liability is replaced by another of the same lender, and the terms of the instruments are substantially different, or when the terms of an existing debt instrument are substantially modified, this replacement or modification is treated as derecognition of the original liability and recognition of a new liability, and the difference in the corresponding carrying amounts is recognized in the income statement.

k.4) Financial instruments - net

Financial assets and liabilities are presented net in the balance sheet if, and only if, there is a current enforceable legal right of offsetting the amounts recognized and if there is the intention to offset or realize the asset and settle the liability simultaneously.

l) Derivative financial instruments and hedge accounting

The Company and its subsidiaries use derivative financial instruments, such as currency and interest rate swap to hedge against exchange variation risks.

Derivative financial instruments designated in hedge transactions are initially recognized at fair value on the date on which the derivative contract is entered into, being subsequently revalued also at fair value. Derivatives are presented as financial assets when the fair value of the instrument is positive and as financial liabilities when the fair value of the instrument is negative.

Any gains or losses resulting from changes in fair value of derivatives during the year are posted directly to the income statement, except for the effective portion of cash flow hedges, which is recognized directly in equity as other comprehensive income and subsequently reclassified to P&L when the hedged item affects P&L.

For the purpose of hedge accounting, hedges are classified as: cash flow hedges and fair value hedges.

At the inception of a hedge relationship, the Company and its subsidiaries formally designate and document the hedge relationship to which they wish to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged, the nature of the risks excluded from the hedge, the prospective statement of hedge effectiveness and how the entity will assess the effectiveness of changes in the hedging instrument’s fair value in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk.

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

Amounts recorded in other comprehensive income are immediately transferred to the income statement when the hedged transaction affects P&L, for example, when the hedged financial income or expenses are recognized or when a sale occurs. When a hedged item is the cost of a non-financial asset or liability, amounts recorded in equity are transferred at the initial book value of the non-financial assets and liabilities.

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

The Company and its subsidiaries use forward exchange contracts to hedge against their exposure to the currency risk related to forecast future highly-probable transactions and firm commitments.

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

Classification into current and noncurrent

Derivative financial instruments are classified as current and noncurrent or segregated into short and long term portions based on an evaluation of the contractual cash flows.

When the Company maintains a derivative as economic hedge (and does not apply hedge accounting), for a period in excess of 12 months after balance sheet date, the derivative is classified as noncurrent (or segregated into current and noncurrent portions), in line with the classification of the corresponding item.

Derivative instruments that are designated as effective hedging instruments are classified consistently with the classification of the underlying hedged item.

The derivative instrument is segregated into current and noncurrent portions only when amounts can be reliably allocated.

m) Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. Fair value measurement is based on the assumption that the transaction to sell the asset or transfer the liability will take place: i) in the principal market for the asset or liability; or ii) in the absence of a principal market, in the most advantageous market for the asset or liability.

The Company must have access to the principal (or most advantageous) market.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing an asset or liability, assuming that market participants act in their economic best interest.

Fair value measurement of a non-financial asset takes into consideration the capacity of a market participant to generate economic benefits through the best use of the asset, or selling it to other market participant that would also make best use of the asset.

The Company uses valuation techniques appropriate for the circumstances and for which there is sufficient data for fair value measurement, maximizing the use of relevant available information and minimizing the use of unavailable information.

All assets and liabilities that are measured or disclosed at fair value in the financial statements are classified within the fair value hierarchy, as described below, based on the lowest level input that is significant to the overall fair value measurement:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is either directly or indirectly observable; and

Level 3 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is not observable.

For assets and liabilities recurrently recognized in the financial statements, the Company determines whether there were transfers between the hierarchy level, revaluating the classification (based on lowest level input that is significant to the overall fair value measurement) at the end of each reporting period.

For the purposes of fair value disclosures, the Company determined classes of assets and liabilities based on the nature, characteristics and risks of assets or liabilities and the fair value hierarchy level, as mentioned above.

For the year ended December 31, 2015, there were no transfers between Level 3 and Levels 1 and 2 fair value assessments.

n) Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset that necessarily takes a period of time of over 18 months to get ready for its intended us or sale form part of the cost of that asset.

All other borrowing costs are expensed in the period they are incurred. Borrowing costs include interest and other costs incurred by an entity in connection with the borrowing of funds.

In 2015, 2014 and 2013, the Company and its subsidiaries did not capitalize amounts related to borrowing costs.

o) Interest on equity and dividends

Interest on equity

Brazilian legislation allows companies to pay interest on equity, which is similar to payment of dividend; however, this is deductible for income tax calculation purposes. The amount due accrued by the Company in its accounting records in compliance with Brazilian tax law is matched against the financial expenses account in the income statement for the year and, for the presentation of these financial statements, such expense is reversed against a direct charge to equity, resulting in the same accounting treatment adopted for dividend. The distribution of interest on equity to shareholders is subject to withholding income tax at a 15% rate.

Dividends

Minimum mandatory dividends are stated in the balance sheet as legal obligations (provisions in current liabilities). Dividend in excess of such minimum amount, not yet approved in the Shareholders’ Meeting, is recorded in equity as proposed additional dividend. After approval by the shareholders’ meeting, dividend in excess of mandatory minimum dividend is transferred to current liabilities, starting to represent a legal obligation.

p) Provisions

General

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that economic benefits are required to settle the obligation and a reliable estimate of the value of the obligation can be made. Provisions are adjusted at balance sheet date considering the probable amount of loss and the nature of each contingency.

Provisions for contingencies are presented at their gross amount, less the corresponding judicial deposits, and are classified as provisions for civil, labor, tax and regulatory contingencies.

Judicial deposits are classified as assets if the conditions required for their net presentation with the provision are not available.

Provisions for civil, labor, tax and regulatory legal claims

The Company is party to labor, tax, civil and regulatory administrative and legal proceedings and set up a provision for contingencies whose likelihood of loss was estimated as probable. The assessment of the likelihood of loss includes an analysis on available evidence, the hierarchy of laws, available case law, the latest decisions of courts of law and their relevance in the legal system, as well as the opinion of external legal advisors. Provisions are reviewed and adjusted considering changes in existing circumstances, such as the applicable statutes of limitation, tax audit conclusions, or additional exposures identified based on new matters or court decisions.

Provision for decommissioning of assets

This refers to costs to be incurred due to the return to the owners of the sites (locations intended for tower and equipment installation at leased property) under the same conditions at the time of execution of the initial lease agreement.

These costs are provided at the present value of expected costs to settle the obligation using estimated cash flows and are recognized as part of the cost of the particular asset. The cash flows are discounted at a current pre-tax rate that reflects the risks specific to decommissioning of assets. The financial effect of the discount is expensed as incurred and recognized in the income statement as a finance cost. The estimated future costs of decommissioning are reviewed annually and adjusted as appropriate. Changes in the estimated future costs or in the discount rate applied are added to or deducted from the cost of the asset.

Contingent liabilities recognized in a business combination

A contingent liability recognized in business combination is initially measured at fair value (Note 4).

q) Taxes

Current taxes

Current tax assets and liabilities of current and prior years are measured at the estimated amount recoverable from or payable to the tax authorities. The tax rates and laws used in calculating the amounts referred to above are those in effect at year end. In the balance sheet, current taxes are presented net of prepayments throughout the year.

Current income and social contribution taxes related to items directly recognized in equity are also recognized in equity. Management periodically assesses the tax position of situations in which tax regulation requires interpretation, and sets up provisions therefor when appropriate.

Deferred taxes

Deferred taxes arise from temporary differences at the balance sheet date between the tax bases of assets and liabilities and their book value.

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

Deferred tax assets and liabilities are measured at the tax rate expected to be applicable for the year the asset will be realized or the liability will be settled, based on tax rates (and tax law) published as of year-end.

Deferred tax assets and liabilities are not discounted to present value and are classified in the balance sheet as noncurrent, irrespective of the expectation for their realization.

The tax effects of items recorded directly in equity are also recognized in equity. Deferred tax items are recognized based on the transaction in which deferred tax was originated, in comprehensive income or directly in equity.

Deferred tax assets and liabilities are presented net when there is a legal or constructive right to offset tax asset against tax liability and deferred taxes relate to the same taxpaying entity and subject to the same tax authority.

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

Law No. 12973/14

On May 13, 2014, Law No, 12973/14 was published, resulting from the signing into law of Provisional Executive Order (MP) No. 627/13. This law regulates the tax effects stemming from the alignment of the Brazilian accounting standards with the international standards defined by the IFRS, and ceases the Transition Tax Regime (RRT) set forth by Law No. 11941/09 and its mandatory application to all companies from January 1, 2015.

With the aim of regulating tax procedures established by Law No. 12973/14, on July 27, 2015 was enacted IN RFB No.1575 amending the IN RFB No. 1515/2014 on the disclosure of the differences between the corporate accounting and tax accounting.

The addition or exclusion adjustments to the taxable income related to the differences between the criteria for evaluation of existing assets and liabilities between tax accounting and corporate on the date of the initial adoption of Law No. 12973/14 disciplined in IN RFB No. 1515/14, seeks fiscal neutrality and, therefore, these differences should now be controlled in different financial subaccounts.

Revenue Procedure No. 1499, of October 15, 2014, published in the Brazilian Official Gazette (DOU) on October 16, 2014, determined that the December 2014 DCTF - Federal Tax Debt and Credit Return will be the base for expressing the adoption, for calendar year 2014, of the rules contained in articles 1, 2 and 4 to 70 or rules set forth in articles 76 to 92 of Law No. 12973, of May 13, 2014.

The Company’s option was reported to the Brazilian IRS in the August 2014 DCTF, filed in October 2014.

r) Other assets and liabilities

Assets are recognized in the balance sheet when it is likely that their future economic benefits will flow to the Company, and their cost or value can be reliably measured.

A liability is recognized in the balance sheet when the Company has a legal or constructive obligation as a result of a past event, the settlement of which is likely to generate an outflow of economic benefits.

Assets and liabilities are presented in the balance sheet classified as current or noncurrent.

An asset is classified as current when: i) it is expected to be realized or is intended to be sold or used in the ordinary operational cycle; ii) it is mainly held for trading purposes; iii) it is expected to be realized within 12 months from the reporting period; or iv) cash and cash equivalents, unless there are restrictions upon exchange thereof, i.e., when it is used to settle a liability within 12 months after the reporting period. All other assets are classified as noncurrent.

A liability is classified as current when: i) it is expected to be settled in the ordinary operational cycle; ii) it is mainly held for trading purposes; iii) It is expected to be settled within 12 months from the reporting period; or iv) there is no unconditional right to defer settlement of the liability for at least 12 months after the reporting period. All other liabilities are classified as noncurrent.

s) Present value adjustment of assets and liabilities

Current and noncurrent monetary assets and liabilities are adjusted to their present value when the effect on the overall financial statements is considered significant. The present value adjustment is calculated using contractual cash flows and the explicit, and sometimes implicit, interest rates of the respective assets and liabilities.

Accordingly, the interest rate embedded in revenues, expenses and related costs is discounted, so that these assets and liabilities are recognized on an accrual basis. This interest is subsequently reallocated to financial income and expenses in P&L through use of the effective interest rate method in relation to contractual cash flows. Implicit interest rates were determined based on assumptions, and accounting estimates are considered.

t) Government grants and assistance

Government grants are recognized when there is reasonable certainty that the benefit will be received and that all the related conditions will be met. When the benefit refers to an expense item, it is recognized as revenue along the benefit period, on a systematic basis in relation to the costs the benefit it intends to offset.

When the Company receives non-monetary grants, the asset and the grant are recorded at nominal amounts and released to the income statements over the expected useful life of the asset by equal annual installments. The loan or assistance is initially recognized or measured at fair value. A government grant is measured as the difference between the initial carrying amount of the loan and proceeds therefrom. A loan is subsequently measured in accordance with the applicable accounting policy.

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

Revenues of the Company comprise basically telecommunication services regarding voice, data, TV and additional telecommunication services that are offered to customers through fixed-price traffic packs (paid on a monthly basis) or based on customers’ consumption, remuneration for network usage and sales of goods.

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

Revenues from equipment lease contracts classified as finance lease agreement (TData’s Soluciona TI product) are recognized in installation of equipment upon effective transfer of risk. Revenue is recognized at present value of future minimum payments provided for in the contract.

Revenues from services are basically subject to the following indirect taxes: ICMS or ISS (as applicable), PIS and COFINS.

Recognition of revenue and cost from sales of goods

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

The number of points to be accounted for is determined through statistical techniques that consider assumptions and historical data on expected redemption rates, expiration percentage and cancellation of points, among others. These estimates are subject to variations and uncertainties due to changes in the behavior of customers’ redemptions.

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

v) Financial income (expenses)

These include interest, and monetary and exchange variations arising from short-term investments, derivative transactions, loans, financing, debentures, present value adjustments of transactions that generate monetary assets and liabilities and other financial transactions. These are recognized on an accrual basis when earned or incurred by the Company.

For all financial instruments measured at amortized cost and interest-yielding financial assets classified as available for sale, interest income or expense is recognized using the effective interest rate method, which exactly discounts estimated future cash payments or receipts over the expected life of the financial instrument or, where appropriate, a shorter period, to the net book value of the financial asset or liability.

w) Post-retirement benefit plans

The Company individually sponsors pension funds of post-retirement benefits for active and retired employees, in addition to a multiemployer supplementary retirement plan and health care plan to former employees. Contributions are determined on an actuarial basis and recorded on an accrual basis. Liabilities relating to defined benefit plans are determined based on actuarial evaluations at each year end, in order to ensure that sufficient reserves have been set up for both current and future commitments.

Actuarial liabilities related to defined benefit plans were calculated using the projected unit credit method. Actuarial gains and losses are recognized immediately in equity (in other comprehensive income).

For plans with defined contribution characteristics, the obligation is limited to the contributions payable, which are recognized in the P&L of the respective years.

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

The Company manages and individually sponsors a health care plan to retired employees and former employees with fixed contributions to the plan, in accordance with Law No. 9656/98 (which provides for private health care and health insurance plans). As provided for in articles 30 and 31 of said law, participants shall have the right to the health care plan in which they participated while they were active employees.

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

Settlement of transactions involving these estimates may result in amounts significantly different from those recorded in the financial statements due to the probabilistic treatment inherent to the estimate process.

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

The Company periodically analyses the performance of the defined cash generating unit in order to identify a possible impairment of goodwill and its other assets. Determination of the recoverable value of the cash generating unit to which goodwill is attributed includes use of assumptions and estimates and requires use of significant accounting judgment and criterion.

Post-retirement benefit plans

The cost of pension plans with defined benefits and other post-employment health care benefits and the present value of the pension obligation are determined using actuarial valuation methods. Actuarial valuation involves use of assumptions about discount rates, expected rates of return on assets, future salary increases, mortality rates and future increases of pension and annuity benefits. The obligation for defined benefits is highly sensitive to changes in these assumptions. All assumptions are reviewed on an annual basis.

The mortality rate is based on publicly available mortality tables in the country. Future salary increases and pension increases are based on expected future inflation rates for the country.

Fair value of financial instruments

When the fair value of financial assets and liabilities stated in the balance sheet cannot be obtained in active markets, it will be determined using valuation techniques, including the discounted cash flow method. Data for these methods are based on those adopted in the market, whenever possible. However, when this is not feasible, certain level of judgment is required for fair value determination. Judgment includes consideration of the inputs used, such as liquidity risk, credit risk and volatility. Changes in the assumptions about these factors could affect the reported fair value of financial instruments.

Property and equipment and finite-lived intangible assets

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

Where impairment is identified in the amount of tangible and intangible assets, an adjustment to such amount is recorded in the income statement for the period. The need to record impairment loss is determined by means of estimates that include, among others, the analysis of the possible impairment causes and the estimated amount thereof. In this regard, factors such as technological obsolescence, suspension of certain services and other changes are also considered in circumstances that demonstrate the need to record a possible impairment (see also Impairments of non-financial assets).

Revenue recognition – Customer Loyalty Program

The Company estimates the fair value of points attributed under the customer loyalty program by applying statistic techniques. Inputs for the model include assumptions about expected redemption rates, the mix of products that will be available for future redemption and customers’ preference in relation to points use. Since issued points do not expire, these estimates are subject to significant uncertainties.

Agreements combining more than one element

The fair value determination of each element in a multiple element agreement requires complex estimates given the nature of the business. A possible change in fair values estimates could affect the distribution of revenues between components and consequently the deferred revenues.

Taxes

There are uncertainties regarding the interpretation of complex tax regulations and the amount and timing of future taxable profits. The Company set up provisions, based on reasonable estimates, for the possible consequences of audits by tax authorities in respective jurisdictions in which it operates. The amount of these provisions is based on various factors, such as past tax audit experience and different interpretations of tax regulations by the taxable entity and by the relevant tax authority. Such differences of interpretation may arise on a wide variety of issues depending on the conditions prevailing in the respective domicile of the Company.

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

Determining the proper classification of the tax items depends on several factors, including an estimate of the period and the realization of the deferred tax asset and the expected date of payments of these taxes. The actual flow of receipt and payment of income tax could differ from estimates made by the Company, as a result of changes in tax laws or of unexpected future transactions that may impact tax balances.

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

y) Functional and reporting currency

The Company’s functional and reporting currency is the Brazilian real. Transactions in foreign currency were translated at the exchange rate in force as of the date the transaction. Assets and liabilities denominated in foreign currencies are translated using the exchange rate of balance sheet date. The exchange rate variations arising from transactions in foreign currencies are recognized in P&L as financial income or expenses. Gains and losses on the translation of foreign investments are recognized in the statement of comprehensive income.

z) Translation of transactions denominated in foreign currency

Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency (real) at the exchange rate (fx rate) in force as of the transaction date and subsequently re-measured based on the fx rate effective as of the reporting date. Gains and losses resulting from the translation of these assets and liabilities due to exchange rate variation between transaction date and period end are recognized in the income statement.

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

ac) Treasury shares

Own equity instruments that are repurchased (treasury stock) are recognized at cost and deducted from equity. No gains or losses are recognized in P&L on purchase, sale, issue or cancellation of the Company's own equity instruments.

ad) Segment reporting

Business segments are defined as components of a company for which separate financial information is available and regularly assessed by the operational decision-taking professional in decisions on how to allocate funds to an individual segment and in the assessment of segment performance. Considering that : (i) all officers and managers' decisions are based on consolidated reports; (ii) the Company and subsidiaries’ mission is to provide their customers with quality telecommunications services; and (iii) all decisions related to strategic planning, finance, purchases, short- and long-term investments are made on a consolidated basis, the Company and subsidiaries operate in a single operating segment, namely the provision of telecommunications services.

ae) Statement of cash flows

The statement of cash flows was prepared in accordance with IAS 7 using the indirect method, and reflects the changes in cash for the years reported.

In relation to the acquisition of the 700MHz licenses on December 8, 2014, in the total amount of R$2,770,320, the amount of R$1,112,818 did not have a cash effect for the year ended December 31, 2014, considering that it will be paid in installments. The total amount paid in 2015 was R$370,379.

4)	ACQUISITION OF GVT PARTICIPAÇÕES S.A. (“GVTPart.”)

Pursuant to and for the purposes of CVM Rule No. 358/02, the Company informed the market that its Special Shareholders’ Meeting (“AGE”) held on May 28, 2015 approved the ratification of the Stock Purchase Agreement and Other Covenants executed by the Company, in the capacity of “Buyer”, and Vivendi and its subsidiaries (Société d’Investissements et de Gestion 108 SAS - “FrHolding108” and Société d’Investissements et de Gestion 72 S.A.), in the capacity of “Sellers”, whereby all the shares issued by GVTPart were acquired by the Company.

Payment for acquisition of GVTPart shares was made as follows:

·	€4,663 million paid in cash after contractual adjustments for net debt assumed on the execution date; and

·	Company-issued shares delivered to FRHolding108 as a result of the merger of GVTPart shares by the Company, representing 12% of the Company’s capital stock after the merger of shares.

As a result of the merger of GVTPart shares, the Company’s capital increased by R$9,666,021, with the issuance of 68,597,306 common shares and 134,320,885 preferred shares, all registered, no-par value shares, based on the economic value of merged shares calculated using the discounted cash flow method and on the appraisal report on GVTPart’s economic value prepared by an expert firm, in conformity with article 252, paragraph 1, together with article 8, of Law No. 6404/76. The difference between the economic value of merged shares and the market value of shares issued on the transaction closing date was recognized in “Other Capital Reserves”, in the amount of R$1,188,707.

This transaction was subject to obtaining of applicable corporate and regulatory approvals, including from CADE and ANATEL, further to other conditions usually applicable to this type of transaction. The transaction was approved by ANATEL under Act No. 448 of January 22, 2015 and published in the Official Federal Gazette (“DOU”) on January 26, 2015, and by CADE at the 61st ordinary session of its Trial Court, held on March 25, 2015, and published in the Official Federal Gazette (“DOU”) on March 31, 2015.

Once the acquisition transaction was completed on May 28, 2015, the Company has held direct interests in GVTPart and indirect interests in GVT. GVTPart. is headquartered in Brazil as its business purpose includes participation in other companies, whether national or foreign, as partner, shareholder or member. Its direct subsidiary (GVT) provides land-line telephone, data, multimedia communication and pay-TV services throughout the Brazilian territory.

Under IFRS 3 (R) – Business Combinations, business acquisitions are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the fair value of assets transferred, the liabilities assumed at acquisition date from the former acquiree’s shareholders and equity interests issued in exchange for control over the acquiree.

The acquisition price was as follows:

Gross consideration in cash (4.663 billion Euros)	15,964,853
(-) Contractual adjustments (net debt)	(7,060,899)
Net cash consideration	8,903,954
(+) Contingent consideration	344,217
(+) Consideration in shares at fair value	8,477,314
(-) Cash flow hedge gain on transaction, net of tax (a)	(377,373)
(-) Receivable from closure of purchase value	(84,598)
Total consideration net of cash flow hedge	17,263,514

(a)	Derivative transactions refer to cash flow hedges to protect the amount due in Euros to Vivendi, for the acquisition of GVTPart., against exchange rate variation of the amount.

Below is a breakdown of the fair value of identifiable net assets acquired for R$4,426,373, as well as goodwill recorded on the acquisition date: The fair value amounts allocated to each account group are also stated below, which take into consideration updating of the last disclosed information to reflect new facts, which is allowed by the accounting standards during a period of 12 months from the acquisition date.

Current assets	1,557,651	Current liabilities	5,299,662
Cash and cash equivalents	390,255	Personnel, social charges and benefits	170,989
Trade accounts receivable, net	947,378	Trade accounts payable	611,425
Inventories	4,641	Taxes, charges and contributions	346,569
Taxes recoverable	147,057	Loans and financing	3,968,615
Other assets	68,320	Provisions	17,866
		Other liabilities	184,198
Noncurrent assets	12,026,239
Short-term investments pledged as collateral	17,871	Noncurrent liabilities	3,857,855
Taxes recoverable	65,798	Trade accounts payable	67,742
Deferred taxes (4)	610,873	Taxes, charges and contributions	1,342
Judicial deposits and garnishments	551,275	Loans and financing	3,088,414
Other assets	7,052	General provisions (3)	679,294
Property and equipment, net (1)	7,970,117	Other liabilities	21,063
Intangible assets, net (2)	2,803,253
		Fair value of assumed liabilities	9,157,517

		Total value of identifiable net assets acquired	4,426,373

		Goodwill (5)	12,837,141

Fair value of assets acquired	13,583,890	Total considered, net of cash flow hedge	17,263,514

(1)	This includes the allocation of appreciation of property and equipment items (R$409,601).

(2)	This includes the allocation of fair value assigned to the brand (R$59,000), customer portfolio (R$2,523,000), appreciation and other intangible assets (R$20,394).

(3)	This includes the allocation of fair value assigned to contingent liabilities (R$512.648).

(4)	This includes the allocation of deferred taxes on contingent liabilities (R$174,300).

(5)	This refers to goodwill recorded on the acquisition of GVTPart. based on expected synergies resulting from the business combination, including a nondeductible amount R$549,413, which is under review and adjustments to determine the fair value of identifiable assets acquired and liabilities assumed from GVTPart. This review is expected to be completed shortly, as soon as management has all significant information about the facts, limited to a period not exceeding 12 months after the date of acquisition.

The main purpose of the Company’s acquisition of control over GVTPart was to enable the integration of land-line, mobile, data and TV telecommunication services in Brazil, with a view to operating more efficiently. The acquisition of GVTPart. allows the Company to obtain significant synergies in revenues and costs, thus generating opportunities of cross sales in the individual and corporate market, also allowing optimization of investments, improvement of service quality, reduction of cost of content, acquisition and platform in the pay-TV business, due to economies of scale, as well as reduction of general and administrative expenses, not affecting the Company’s growth potential.

The methods and assumptions used to determine the fair values were:

Customer portfolio

The customer portfolio was valued using the MEEM method (“Multi-period Excess Earnings Method”), which is based on a discounted cash flow calculation of future economic benefits attributable to the customer base, net of eliminated liabilities for contributions involving its generation. In order to estimate the remaining useful life of the customer portfolio, an analysis of the average length of customer relationships was conducted using a churn method.

The purpose of the useful life analysis is to estimate a survival curve that anticipates future churn rates in relation to the existing customer base. The so-called Iowa curves were used as an approximation to the customer survival curve. The fair value allocated to the customer portfolio on the acquisition date was R$2,523,000, which will be amortized over 7.77 years on average.

Brand

The fair value of “GVT” brand was determined through the "relief-from-royalty” method. This method measures the value of the asset by capitalizing the royalties saved by owning intellectual property. In other words, the owner of the brand profits from owning the intangible asset, rather than having to pay royalties for its use. The royalties saved were determined by applying a market royalty rate (expressed as a percentage of revenue) to the future expected revenues from the sale of the product or service associated with the intangible asset. The market royalty rate, normally expressed as a percentage of net revenue, is the rate a knowledgeable willing owner would charge a knowledgeable willing user for use of an asset it owns in an arm’s length transaction. The fair value allocated to the brand on the acquisition date was R$59,000, which will be amortized over 1.5 year.

Contingent Consideration

As part of the Stock Purchase Agreement and Other Covenants executed by the Company and Vivendi for the acquisition of all GVTPart-issued shares, a contingent consideration was defined for the court deposits made by GVT for the monthly installments of deferred income and social contribution taxes on the amortization of goodwill arising from the corporate restructuring process completed by GVT in 2013. In September 2014, GVT filed for a cancellation of the judicial review and the return of amounts deposited with the courts.

If GVT succeeds in receiving (being reimbursed, refunded of or netting) these funds, they will be returned to Vivendi, as long as they are obtained in a final unappealable decision. The period for returning such amount is of up to 15 years.

The fair value of the contingent consideration on the acquisition date is R$344,217, recorded in the Company’s noncurrent liabilities as “Loans, financing, lease and contingent consideration” (Note 21), which is subject to monthly monetary adjustments based on the Selic rate.

Fair Value of Contingent Liabilities

According to IFRS 3(R) - Business Combinations, the acquirer must recognize, on the acquisition date, contingent liabilities assumed in a business combination, even if it is not probable that cash outflows will be required to settle the obligation, as long as it is a present obligation arising from past events and its fair value can be measured reliably. In compliance with these requirements, contingent liabilities were recognized in this acquisition at a fair value of R$512,648, which were determined considering the expected cash outflow required to settle the obligation on the acquisition date (Note 19).

Nature	Acquisition Date	12.31.15
Tax	461,548	501,800
Labor	35,955	39,188
Civil	7,799	7,759
Regulatory	7,346	8,152
Total	512,648	556,899

Other information

Cash flow analysis on acquisition	R$ thousand
Transaction cost on acquisition (operating activity)	(13,776)
Cash and cash equivalents at acquired company	390,255
Net balance of cash and cash equivalents in acquisition	376,479

Until conclusion of these financial statements, the transaction costs incurred amounted to R$13,776, recorded in the Company’s income statement as operating expenses.

The fair value of accounts receivable for service rendering totaled R$947,378 as of acquisition date, which does not differ from the book value comprising the gross amount of R$1,271,314, net of estimated impairment losses totaling R$323,936.

From the date of acquisition to the completion of these financial statements, GVTPart. contributed R$3,999,751 in combined net operating revenue and R$101,030 in combined net income to the Company. See Note 36 for a presentation of the pro forma effects of the acquisition of GVT Par on the results of operations for 2015 and 2014.

Upon completion of these financial statements, the Company was performing a review of and adjustments to the determination of the fair value of identifiable assets acquired and liabilities assumed of GVTPart. This review is expected to be completed shortly, as soon as management has all significant information about the facts, limited to a period not exceeding 12 months after the date of acquisition.

5)	CASH AND CASH EQUIVALENTS

	12.31.15	12.31.14
Cash and banks	233,742	64,010
Short-term investments	5,103,103	4,628,679
Total	5,336,845	4,692,689

Highly liquid short-term investments basically correspond to Bank Deposit Certificates (CDB), pegged to the Interbank Deposit Certificate (CDI) rate variation, and are kept at first-tier financial institutions.

6) TRADE ACCOUNTS RECEIVABLE, NET

	12.31.15	12.31.14
Billed amounts	6,959,513	5,538,184
Unbilled amounts	2,111,746	1,410,273
Interconnection amounts	1,555,480	1,579,277
Amounts from related parties (Note 30)	206,957	115,048
Gross accounts receivable	10,833,696	8,642,782
Estimated impairment losses	(2,217,926)	(1,619,316)
Total	8,615,770	7,023,466
Current accounts receivable	8,285,319	6,724,061
Noncurrent accounts receivable	330,451	299,405

Balances of noncurrent trade accounts receivable include:

·	At December 31, 2015, R$217,621 (R$190,288 at December 31, 2014) referring to the business model of resale of goods to legal entities, receivable within 24 months. At December 31, 2015, the impact of the present-value adjustment was R$59,378 (R$29,872 at December 31, 2014).

·	At December 31, 2015, R$112,830 (R$109,117 at December 31, 2014) referring to "Soluciona TI", traded by TData, which consists in lease of IT equipment to small and medium enterprises and receipt of fixed installments over the contractual term. Considering the contractual terms, this product was classified as finance lease. At December 31, 2015, the impact of the present-value adjustment was R$3,671 (R$7,522 at December 31, 2014).

The aging list of trade accounts receivable, net of estimated impairment losses, is as follows:

	12.31.15	12.31.14
Falling due	6,158,130	5,107,714
Overdue – 1 to 30 days	1,082,139	970,086
Overdue – 31 to 60 days	375,908	328,367
Overdue – 61 to 90 days	324,985	243,981
Overdue – 91 to 120 days	103,876	73,962
Overdue – over 120 days	570,732	299,356
Total	8,615,770	7,023,466

At December 31, 2015 and December 31, 2014, no customer represented more than 10% of trade accounts receivable, net.

Changes in the estimated impairment losses of accounts receivable are as follows:

Balance at 12.31.13	(1,271,622)
Net Supplement to estimated losses (Note 25)	(896,336)
Write-off from use	548,642
Balance at 12.31.14	(1,619,316)
Net Supplement to estimated losses (Note 25)	(1,230,675)
Write-off from use	956,001
Business combination (Note 4)	(323,936)
Balance at 12.31.15	(2,217,926)

The balances of current and noncurrent trade accounts receivable, relating to finance lease of “Soluciona TI” product, comprise the following effects:

	12.31.15	12.31.14
Present value accounts receivable	574,534	497,523
Deferred financial income	3,671	7,522
Nominal amount receivable	578,205	505,045
Estimated impairment losses	(306,443)	(240,191)
Net amount receivable	271,762	264,854
Current accounts receivable	158,932	155,737
Noncurrent accounts receivable	112,830	109,117

At December 31, 2015, the aging list of gross trade accounts receivable referring to “Soluciona TI” product is as follows:

	Nominal amount receivable	Present value receivable
Falling due within twelve months	308,026	308,026
Falling due within five years	270,179	266,508
Total	578,205	574,534

There are no unsecured residual values resulting in benefits to the lessor nor contingent payments recognized as revenue for the year.

7)	INVENTORIES, NET

	12.31.15	12.31.14
Material for resale (a)	594,888	464,718
Material for consumption	53,275	55,820
Other inventories	7,809	7,749
Gross total	655,972	528,287
Estimated losses from impairment or obsolescence	(52,341)	(48,486)
Total	603,631	479,801

(a) This includes, among others, mobile phones, simcards (chip) and IT equipment in stock.

Changes in estimated impairment losses and inventory obsolescence are as follows:

Balance at 12.31.13	(58,161)
Supplement to estimated losses	(31,012)
Reversal of estimated losses	40,687
Balance at 12.31.14	(48,486)
Supplement to estimated losses	(32,639)
Reversal of estimated losses	28,784
Balance 12.31.15	(52,341)

Additions and reversals of estimated impairment losses and inventory obsolescence are included in cost of goods sold (Note 25).

8)	DEFERRED TAXES AND TAXES RECOVERABLE

8.1)Taxes recoverable

	12.31.15	12.31.14
State VAT (ICMS) (a)	2,063,159	1,696,578
Income and social contribution taxes recoverable (b)	301,714	601,515
Withheld taxes and contributions (c)	293,065	134,795
PIS and COFINS	133,925	86,447
Fistel, INSS, ISS and other taxes	139,082	23,532
Total	2,930,945	2,542,867
Current recoverable taxes	2,521,292	2,202,662
Noncurrent recoverable taxes	409,653	340,205

(a)	This includes credits arising from acquisition of property and equipment (subject to offsetting in 48 months), in ICMS refund request, which was paid under invoices later cancelled, for the rendering of services, tax substitution, rate difference, among others.

(b)	These refer to prepayments of income and social contribution taxes, which will be offset against federal taxes to be determined in the future.

(c)	These refer to credits on Withholding Income Tax (IRRF) on short-term investments, interest on equity and others, which are used as deduction in operations for the period and social contribution tax withheld at source on services provided to public agencies.

8.2) Deferred taxes

Deferred income and social contribution tax assets are computed considering expected generation of taxable profit, which were based on a technical feasibility study, approved by the Board of Directors.

Deferred taxes were determined considering future realization, as follows:

(a)	Income and social contribution tax losses: the amount recorded which, in accordance with Brazilian tax legislation, may be offset to the limit of 30% of the tax bases computed for the following years, with no expiry date.

(b)	Merged tax credit: represented by tax benefits arising from corporate restructuring of goodwill for expected future profitability, whose tax use follows the limit set forth in tax legislation.

(c)	Income and social contribution taxes on temporary differences: amounts will be realized upon payment of provisions, effective impairment loss of trade accounts receivable, or realization of inventories, as well as upon reversal of other provisions.

Significant components of deferred income and social contribution taxes are as follows:

	Balances at 12.31.14	Income statements	Comprehensive income	Business combination (a)	Other	Balances 12.31.15
Deferred tax assets
Income and social contribution tax losses (a)	93,546	(67,027)	-	-	-	26,519
Income and social contribution taxes on temporary differences (c)
Provisions for judicial, labor, tax civil and regulatory contingencies	1,459,838	244,659	-	208,321	-	1,912,818
Trade accounts payable and other provisions	501,957	134,726	-	50,441	-	687,124
Impairment of trade accounts receivable	315,072	21,114	-	110,832	-	447,018
Customer protfolio and trademarks	311,141	87,051	-	-	-	398,192
Estimated losses from modems and other P&E items	169,706	578	-	120,346	-	290,630
Pension plan and other post employment benefits	156,225	(111,238)	-	-	-	44,987
Profit sharing	145,829	(62,501)	-	22,870	-	106,198
Accelerated accounting depreciation	15,375	(4,510)	-	-	-	10,865
Estimates impairment losses (write-offs and reversals) on inventories	10,893	(186)	-	-	-	10,707
Provision for loyalty program	31,507	1,096	-	-	-	32,603
Income and social contribution taxes on temporary differences	155,515	(217,140)	117,804	127,690	1,524	185,393
Total deferred tax assets	3,366,604	26,622	117,804	640,500	1,524	4,153,054

Deferred tax liabilities
Merged tax credit (b)	(337,535)	-	-	-	-	(337,535)
Income and social contribution taxes on temporary differences (c)
Licenses	(987,896)	(216,330)	-	-	-	(1,204,226)
Effects of goodwill generated in the acquisition of Vivo Part.	(715,538)	(94,062)	-	-	-	(809,600)
Goodwill from Vivo Part.	(689,077)	(203,926)	-	-	-	(893,003)
Technological Innovation Law	(256,454)	63,308	-	-	-	(193,146)
Negative goodwill from merger of shares	-	-	-	(22,838)	-	(22,838)
Income and social contribution taxes on temporary differences	(235,287)	390,681	(136,510)		-	18,884
Total deferred tax liabilities	(3,221,787)	(60,329)	(136,510)	(22,838)	-	(3,441,464)

Total noncurrent assets (liabilities) net	144,817	(33,707)	(18,706)	617,662	1,524	711,590

Net tax deferred tax assets (liabilities)
Stated in the balance sheet as follows:
Noncurrent deferred tax assets, net	144,817					711,590
Noncurrent deferred tax liabilities, net	-					-

	Balances at 12.31.13	Income statements	Comprehensive income	Business combination (a)	Other	Balances 12.31.14
Deferred tax assets
Income and social contribution tax losses (a)	262,915	(169,369)	-	-	-	93,546
Income and social contribution taxes on temporary differences (c)						-
Provisions for judicial, labor, tax civil and regulatory contingencies	1,327,288	132,550	-	-	-	1,459,838
Trade accounts payable and other provisions	398,956	103,001	-	-	-	501,957
Impairment of trade accounts receivable	245,556	69,516	-	-	-	315,072
Customer protfolio and trademarks	-	311,141	-	-	-	311,141
Estimated losses from modems and other P&E items	166,174	3,532	-	-	-	169,706
Pension plan and other post employment benefits	143,537	12,688	-	-	-	156,225
Profit sharing	71,948	73,881	-	-	-	145,829
Accelerated accounting depreciation	154,181	(138,806)	-	-	-	15,375
Estimates impairment losses (write-offs and reversals) on inventories	12,885	(1,992)	-	-	-	10,893
Provision for loyalty program	31,199	308	-	-	-	31,507
Income and social contribution taxes on temporary differences	157,313	(23,214)	21,416	-	-	155,515
Total deferred tax assets	2,971,952	373,236	21,416	-	-	3,366,604

Deferred tax liabilities
Merged tax credit (b)	(337,535)	-	-	-	-	(337,535)
Income and social contribution taxes on temporary differences (c)						-
Licenses	(719,780)	(268,116)	-	-	-	(987,896)
Effects of goodwill generated in the acquisition of Vivo Part.	(568,338)	(147,200)	-	-	-	(715,538)
Goodwill from Vivo Part.	(480,366)	(208,711)	-	-	-	(689,077)
Technological Innovation Law	(308,490)	52,036	-	-	-	(256,454)
Customer portfolio	(461,870)	461,870	-	-	-	-
Trademarks and patents	(479,548)	479,548	-	-	-	-
Income and social contribution taxes on temporary differences	(128,365)	7,036	(113,958)	-	-	(235,287)
Total deferred tax liabilities	(3,484,292)	376,463	(113,958)	-	-	(3,221,787)

Total noncurrent assets (liabilities) net	(512,340)	749,699	(92,542)	-	-	144,817

Net tax deferred tax assets (liabilities)
Stated in the balance sheet as follows:
Noncurrent deferred tax assets, net	210,294					144,817
Noncurrent deferred tax liabilities, net	(1,202,182)					-

(*)These refer to deferred taxes (IR and CS) arising from business combinations, R$610,873 being of GVTPart. (Note 4) and R$6,789 of TGLog (Note 12a).

At December 31, 2015, the amount of R$481.203 in deferred tax credits (tax on tax losses and social contribution tax losses) was not recognized for direct and indirect subsidiaries (Innoweb, GVT and GVTPart.), as it is not probable that future taxable profits will be available for these entities to benefit from such tax credits.

The table below presents deferred income and social contribution taxes for items charged or credited directly in equity, at December 31, 2015 and 2014.

	12.31.15	12.31.14
Unrealized losses on available-for-sale investment	636	2,599
Actuarial losses and effect of the asset ceiling on plan surplus	(136,510)	18,817
Gain (losses) on derivative transactions	117,168	(113,958)
Total	(18,706)	(92,542)

Expected realization of deferred taxes, net is as follows: The amounts are based on projections subject to change in the future.

Year
2016	1,477,800
2017	503,112
2018	207,231
2019	276,170
2020	253,837
2021 onwards	(2,006,560)
Total	711,590

9)	JUDICIAL DEPOSITS AND GARNISHMENTS

In some situations, in connection with a legal requirement or presentation of guarantees, judicial deposits are made to secure the continuance of the claims under discussion. These judicial deposits may be required for claims whose likelihood of loss was analyzed by the Company, grounded on the opinion of its legal advisors as a probable, possible or remote loss.

	12.31.15	12.31.14
Judicial deposits
Tax	3,374,764	2,665,757
Labor	1,128,935	1,016,019
Civil and regulatory	1,114,770	936,782
Total	5,618,469	4,618,558
Garnishments	134,994	126,667
Total	5,753,463	4,745,225
Current	235,343	202,169
Noncurrent	5,518,120	4,543,056

At December 31, 2015, the Company and its subsidiaries had a number of tax-related judicial deposits, reaching the amount of R$3,374,764 (R$2,665,757 at December 31, 2014). In Note 19, we provide further details on issues arising from the main judicial deposits.

Below is a brief description of the main tax-related judicial deposits:

·	Contribution tax on gross revenue for social integration program (PIS) and Contribution tax on gross revenue for social security financing (COFINS)

The Company and TData are involved in disputes related to: (i) claim filed for credits arising from overpayment of tax, not recognized by tax authorities; (ii) tax debt arising from underpayment due to differences in ancillary statements (Federal Tax Debt and Credit Return – DCTF); and (iii) disputes referring to changes in rates and increase in tax bases introduced by Law No. 9718/98.

At December 31, 2015, the balance of judicial deposits amounted to R$35,272 (R$33,040 at December 31, 2014).

·	Social Contribution Tax for Intervention in the Economic Order (CIDE)

The Company is involved in legal disputes for the exemption of CIDE levied on offshore remittances of funds arising from agreements for the transfer of technology, brand and software licensing, etc.

At December 31, 2015, the balance of judicial deposits amounted to R$164,482 (R$153,759 at December 31, 2014).

·	Telecommunications Inspection Fund (FISTEL)

ANATEL collects Installation Inspection Fee (TFI) on extension of licenses granted and on radio base stations, mobile stations and radio links. Such collection results from the understanding of ANATEL that said extension would be a triggering event of TFI and that mobile stations, even if owned by third parties, are also subject to TFI. The Company and TData are challenging the aforesaid fee in court.

At December 31, 2015, the balance of judicial deposits amounted to R$1,008,771 (R$929,880 at December 31, 2014).

·	Withholding Income Tax (IRRF)

The Company is involved in disputes related to: (i) exemption of IRRF payment on offshore remittances for out-coming traffic; (ii) exemption of IRRF payment on interest on equity; and (iii) IRRF levied on earnings from rent and royalties, wage labor and fixed-income investments.

At December 31, 2015, the balance of judicial deposits amounted to R$67,996 (R$63,295 at December 31, 2014).

·	Corporate Income Tax (IRPJ) and Social Contribution Tax on Net Profit (CSLL)

The Company is involved in disputes related to: (i) debts stemming from offsetting of IRPJ overpayments not recognized by the Brazilian IRS; (ii) requirement of IRPJ estimates and lack of payment of debts in the integrated system of economic and tax information (SIEF); and (iii) underpaid IRPJ amounts.

GVTPart. is involved in a dispute relating to the right to monthly amortize goodwill arising from the acquisition of GVTPart. by Vivendi on deducted IRPJ and CSLL amounts (Note 4).

At December 31, 2015, the balance of judicial deposits amounted to R$410,412 (R$30,325 at December 31, 2014).

·	Contribution to Empresa Brasil de Comunicação (EBC)

On behalf of its members, Sinditelebrasil (Union of Telephony and Mobile and Personal Services) is challenging in court payment of the Contribution to Foster Public Radio Broadcasting to EBC, introduced by Law No. 11652/2008. The Company and its subsidiaries, as union members, made judicial deposits referring to that contribution.

At December 31, 2015, the balance of judicial deposits amounted to R$858,630 (R$672,593 at December 31, 2014).

·	Social Security, Work Accident Insurance (SAT) and Funds to Third Parties (INSS)

The Company is involved in disputes related to: (i) SAT and funds to third parties (National Institute of Colonization and Agrarian Reform - INCRA and Brazilian Micro and Small Business Support Service - SEBRAE); (ii) joint responsibility for contract labor; (iii) difference in SAT rate (from 1% to 3%); and (iv) gifts.

GVTPart is involved in disputes relating to the payment of social security contributions (employers’ contributions), SAT and funds to third parties on the following events: maternity leave, legally ensured 1/3 vacation pay bonus, and first 15 days’ leave due to illness or accident.

At December 31, 2015, the balance of judicial deposits amounted to R$118,425 (R$102,820 at December 31, 2014).

·	Unemployment Compensation Fund (FGTS)

The Company is discussing this matter in court in order to represent its right not to pay surtax of 0.5% and 10% for FGTS introduced by Supplementary Law No. 110/01 levied on deposits made by employers (the proceedings did not result in any reduction of FGTS deposits made by the Company on behalf of its employees).

An unfavorable ruling was rendered on the case, establishing conversion of the full deposit amount into federal government income. At December 31, 2014, the balance of judicial deposits amounted to R$76,459.

·	Tax on Net Income (ILL)

The Company is discussing this matter in court in order to represent its right to offset amounts unduly paid for ILL purposes against future IRPJ payments.

On December 19, 2013, the Company settled the debt under discussion by including it in the Federal Tax Recovery Program (REFIS), using the judicial deposit then restricted. The Company is now awaiting conversion into income by the Federal Government.

At December 31, 2015, the balance of judicial deposits amounted to R$58,446 (R$54,723 at December 31, 2014).

·	Universal Telecommunication Services Fund (FUST)

The Company and TData filed an injunction in order to represent their right not to include expenses with interconnection and industrial use of dedicated line in FUST tax base, according to Abridgment No. 7, of December 15, 2005, as it does not comply with the provisions contained in the sole paragraph of article 6 of Law No. 9998/00.

At December 31, 2015, the balance of judicial deposits amounted to R$425,737 (R$394,489 at December 31, 2014).

·	State Value-Added Tax (ICMS)

The Company is involved in disputes related to: (i) ICMS stated but not paid; (ii) ICMS not levied on communication in default; (iii) fine for late voluntary payment of ICMS; (iv) ICMS supposedly levied on access, adhesion, enabling, availability and use of services, as well as supplementary services and additional facilities; (v) right to credit from the acquisition of goods for fixed assets and electric energy; (vi) activation cards for pre-paid services; (vii) and disallowance of ICMS credit referring to agreement 39.

GVTPart is involved in disputes to acquire the right to consign the payment of ICMS amounts on part of pay-TV services, as well as on prepaid telephone services.

At December 31, 2015, the balance of judicial deposits amounted to R$161,815 (R$97,278 at December 31, 2014).

·	Other taxes, charges and contributions

The Company is involved in disputes related to: (i) Service Tax (ISS) on noncore services; (ii) Municipal Real Estate Tax (IPTU) not subject to exemption; (iii) municipal inspection, operation and publicity charges; (iv) land use fee; (v) social security contributions related to supposed failure to withhold 11% on several invoices, bills and receipts of service providers engaged for workforce assignment; and (vi) Public Price for Numbering Resource Management (PPNUM) by ANATEL.

At December 31, 2015, the balance of judicial deposits amounted to R$64,778 (R$57,096 at December 31, 2014).

10)	PREPAID EXPENSES

	12.31.15	12.31.14
Advertising and publicity	228,672	198,758
Insurance	28,367	35,574
Rent	43,022	45,318
Financial charges	11,120	8,426
Software maintenance, taxes and other	75,874	41,698
Total	387,055	329,774
Current	356,446	303,551
Noncurrent	30,609	26,223

11)	OTHER ASSETS

	12.31.15	12.31.14
Advances to employees and suppliers	81,615	50,981
Related-party receivables (Note 30)	162,308	73,042
Receivables from suppliers	120,091	121,615
Subsidy on handset sales	42,896	45,850
Pension plan surplus (Note 33)	8,724	14,653
Vivendi repayment clauses 2.2.4 and 2.2.5 SPA (Note 4)	84,598	-
Other amounts receivable	51,199	87,280
Total	551,431	393,421
Current assets	488,632	298,496
Noncurrent assets	62,799	94,925

12) INVESTMENTS

a)	Information on investees

The Company holds interest in wholly-owned and jointly-controlled subsidiaries, as follows:

TData: Wholly-owned subsidiary of the Company and headquartered in Brazil, this entity is engaged in the rendering operation of value added services (SVAs) in telecommunications and related activities; managing the provision of technical assistance and maintenance services related to telecommunications equipment and network, consulting services regarding telecommunications solutions and related activities, and designing, implementing and installing telecommunication-related projects; selling and leasing telecommunications equipment, products and services, among others.

On October 28, 2015, TData acquired controlling interest in Telefônica Transportes e Logística Ltda (“TGLog”), an entity under common control with the Company. The consideration paid for the acquisition of shares of TGLog amounted to R$15,811.

GVTPart.: A wholly-owned subsidiary of the Company. Controlling shareholder of GVT and headquartered in Brazil, the business purpose of GVTPart is to hold interest in other domestic or foreign companies as a partner, shareholder or member. GVT provides land-line telephone, data, multimedia communication and pay-TV services in the entire Brazilian territory.

Aliança: Jointly-controlled subsidiary (50% interest held by the Company), headquartered in Amsterdam, Netherlands, this entity is engaged in the acquisition and management of subsidiaries, and holding interest in companies of the telecommunications industry.

AIX: Jointly-controlled subsidiary headquartered in Brazil, with 50% interest held by the Company, this entity is engaged in holding interest in Refibra Consortium, and in performing activities related to the direct and indirect operation of activities related to the construction, completion and operation of underground networks for optical fiber ducts.

ACT: Jointly-controlled subsidiary headquartered in Brazil, with 50% interest held by the Company, this entity is engaged in holding interest in Refibra Consortium, and in performing activities related to the rendering of technical support services for the preparation of projects and completion of networks, by means of studies required to make them economically feasible, and monitor the progress of Consortium-related activities.

Below is a summary of significant financial data on the Company’s investees:

	At 12.31.15			At 12.31.14
	Jointly controlled subsidiaries			Jointly controlled subsidiaries
	Cia ACT	Cia AIX	Aliança	Cia ACT	Cia AIX	Aliança

Equity interest	50.00%	50.00%	50.00%	50.00%	50.00%	50.00%

Summary of balance sheets:
Current assets	9	17,851	179,698	11	12,728	136,350
Noncurrent assets	-	11,824	-	-	12,134	-
Total assets	9	29,675	179,698	11	24,862	136,350

Current liabilities	1	4,394	100	1	3,232	92
Noncurrent liabilities	-	5,083	-	-	4,546	-
Equity	8	20,198	179,598	10	17,084	136,258
Total liabilities and equity	9	29,675	179,698	11	24,862	136,350

Investment book value	4	10,099	89,799	5	8,542	68,129

	At 12.31.15			At 12.31.14
	Jointly controlled subsidiaries			Jointly controlled subsidiaries
Summary of income statements:	Cia ACT	Cia AIX	Aliança	Cia ACT	Cia AIX	Aliança
Net operating income	64	39,199	-	62	51,077	-
Cost of sales and services	-	(30,828)	-	-	(31,530)	-
Selling expenses	-	-	-	-	-	-
General and administrative expenses	(65)	(5,686)	(124)	(61)	(5,782)	(129)
Other operating income (expenses), net	(1)	(292)	-	(1)	1,569	-
Financial income (expenses), net	-	2,503	106	-	1,285	275
Income (loss) before taxes	(2)	4,896	(18)	-	16,619	146
Income and social contributions taxes		(804)		-	(2,885)	-
Net income (loss) for the year	(2)	4,092	(18)	-	13,734	146
Book value of net income (loss) for the year, recognized as equity pickup	(1)	2,046	(9)	-	6,867	73

Changes in investments

	Balances at 12.31.14	Equity pickup	Dividends and interest on equity	Other comprehensive income	Balances at 12.31.15
Jointly -controlled subsidiaries - Equity investments	76,676	2,036	(489)	21,679	99,902
Aliança	68,129	(9)	-	21,679	89,799
AIX	8,542	2,046	(489)	-	10,099
ACT	5	(1)	-	-	4
Other investments	3,129	-	-	(1,870)	1,259
Other investments (a)	3,129	-	-	(1,870)	1,259
Total investments	79,805	2,036	(489)	19,809	101,161

	Balances at 12.31.13	Equity pickup	Dividends and interest on equity	Other comprehensive income	Balances at 12.31.14
Jointly controlled subsidiaries - Equity investments	75,577	6,940	(5,290)	(551)	76,676
Aliança	68,607	73	-	(551)	68,129
AIX	6,965	6,867	(5,290)	-	8,542
ACT	5	-	-	-	5
Other equity interest	10,772	-	-	(7,643)	3,129
Other investments (a)	10,772	-	-	(7,643)	3,129
Total investments	86,349	6,940	(5,290)	(8,194)	79,805

(a)	Other investments (tax incentives and interests held in companies) are measured at fair value.

13)	PROPERTY, PLANT AND EQUIPMENT, NET

a) Breakdown, changes and depreciation rates

	Switching equipment	Transmission equipment and media	Terminal equipment / modems	Infrastructure	Land	Other P&E assets	Estimated losses (a)	Assets and facilities under construction	Total

Annual depreciation rates	8.33 to 20.00	2.50 to 25.00	10.00 to 66.67	2.50 to 66.67	-	10.00 to 66.67	-	-	-

Balances and changes:
Balance at 12.31.13	2,365,290	8,432,543	1,468,057	3,468,495	314,558	594,957	(169,979)	1,967,726	18,441,647
Additions (Capex)	12,042	103,890	163,428	47,246	-	172,816	-	5,105,560	5,604,982
Disposals, net	(770)	(34,434)	(2,787)	(1,286)	(208)	(2,217)	13,735	(20,109)	(48,076)
Transfers, net	606,830	3,041,968	918,454	513,005	-	172,075	(484)	(5,338,439)	(86,591)
Depreciation (Note 25)	(441,475)	(1,335,205)	(918,815)	(540,525)	-	(222,078)	-	-	(3,458,098)
Balance at 12.31.14	2,541,917	10,208,762	1,628,337	3,486,935	314,350	715,553	(156,728)	1,714,738	20,453,864
Additions (Capex)	188,037	885,865	409,250	64,128	215	250,149	(12,111)	4,848,118	6,633,651
Disposals, net	(4,462)	(17,546)	(13,832)	(4,512)	(74)	(12,550)	1,356	(23,145)	(74,765)
Transfers, net	891,848	2,742,465	753,585	238,921	(1,386)	184,369	-	(4,808,253)	1,549
Depreciation (Note 25)	(630,939)	(1,820,859)	(1,184,372)	(551,268)	-	(323,430)	-	-	(4,510,868)
Business combinations (b)	972,558	4,978,317	1,553,141	421,747	2,600	252,361	(326,666)	119,276	7,973,334
Balance at 12.31.15	3,958,959	16,977,004	3,146,109	3,655,951	315,705	1,066,452	(494,149)	1,850,734	30,476,765

At 12.31.15
Cost	19,724,438	47,459,383	14,522,080	14,278,557	315,705	4,487,749	(494,149)	1,850,734	102,144,497
Accumulated depreciation	(15,765,479)	(30,482,379)	(11,375,971)	(10,622,606)	-	(3,421,297)	-	-	(71,667,732)
Total	3,958,959	16,977,004	3,146,109	3,655,951	315,705	1,066,452	(494,149)	1,850,734	30,476,765

At 12.31.14
Cost	17,147,961	37,200,161	10,882,788	13,497,058	314,350	3,549,258	(156,728)	1,714,738	84,149,586
Accumulated depreciation	(14,606,044)	(26,991,399)	(9,254,451)	(10,010,123)		(2,833,705)			(63,695,722)
Total	2,541,917	10,208,762	1,628,337	3,486,935	314,350	715,553	(156,728)	1,714,738	20,453,864

(a)	The Company and its subsidiaries recognized a provision for potential obsolescence of materials used in P&E maintenance, based on levels of historical use and expected future use.

(b)	These refer to amounts arising from business combinations, of which R$7,970,117 of GVTPart. (Note 4) and R$3,217 of TGLog (Note 12a).

d) Property and equipment items given in guarantee

At December 31, 2015, the Company had amounts of property and equipment items given in guarantee for lawsuits, amounting to R$163,802 (R$130,000 at December 31, 2014).

e) Capitalization of borrowing costs

At December 31, 2015 and 2014, the Company and its subsidiaries did not capitalize borrowing costs, as there were no qualifying assets.

f) Reversible assets

The STFC service concession arrangement establishes that all assets owned by the Company and that are indispensable to the provision of the services described in the referred to arrangement are considered reversible assets and are deemed to be part of the service concession assets. These assets will be automatically returned to ANATEL upon termination of the service concession arrangement, according to the regulation in force. At December 31, 2015, estimated residual value of reversible assets was R$7,855,868 (R$7,639,587 at December 31, 2014), which comprised switching and transmission equipment and public use terminals, external network equipment, energy equipment and system and operation support equipment.

e) Finance lease

Below are the amounts related to finance lease arrangements, in which the Company is a lessee, segregated by type of property and equipment item.

		12.31.15			12.31.14
	Annual depreciation rate (%)	P&E Cost	Accumulated depreciation	Net balance	P&E Cost	Accumulated depreciation	Net balance
Transmission equipment and media	5% to 8.33%	252,232	(25,033)	227,199	209,935	(12,062)	197,873
Infrastructure	5.00%	6,674	(2,291)	4,383	5,279	(2,032)	3,247
Other assets	20.00%	116,945	(82,804)	34,141	78,295	(78,295)	-
Total		375,851	(110,128)	265,723	293,509	(92,389)	201,120

14) INTANGIBLE ASSETS, NET

a) Breakdown, changes and amortization rates

	Indefinite useful life	Finite useful life
	Goodwill	Software	Customer portfolio	Trademarks	Licenses	Other intangible assets	Software under development	Total

Annual amortization rate(%)	-	20.00	11.76 to 12.85	5.13 to 66.67	3.60 to 6.67	5.00 to 20.00	-	-

Balances and changes:
Balance at 12.31.13	10,225,280	1,987,634	1,358,442	1,410,453	14,474,566	336	46,348	29,503,059
Additions (Capex)	-	497,730	-	-	2,770,320	-	267,339	3,535,389
Net disposals	-	(124)	-	-	-	-	-	(124)
Net transfers	-	290,711	-	-	42,892	-	(247,012)	86,591
Amortization (Note 25)	-	(763,315)	(248,566)	(84,207)	(741,180)	(223)	-	(1,837,491)
Balance at 12.31.14	10,225,280	2,012,636	1,109,876	1,326,246	16,546,598	113	66,675	31,287,424
Additions (Capex)	-	651,530	-	-	116	18,976	351,095	1,021,717
Net disposals	-	(52)	-	-	-	-	-	(52)
Net transfers	-	346,146	-	-	-	(6,396)	(341,299)	(1,549)
Amortization (Note 25)	-	(834,553)	(478,375)	(108,907)	(911,632)	(8,242)	-	(2,341,709)
Business combination (a)	12,837,141	210,016	2,523,000	59,000	-	12,203	-	15,641,360
Balance at 12.31.15	23,062,421	2,385,723	3,154,501	1,276,339	15,635,082	16,654	76,471	45,607,191

At 12.31.15
Cost	23,062,421	12,824,884	4,513,278	1,660,433	20,052,123	181,177	76,471	62,370,787
Accumulated amortization	-	(10,439,161)	(1,358,777)	(384,094)	(4,417,041)	(164,523)	-	(16,763,596)
Total	23,062,421	2,385,723	3,154,501	1,276,339	15,635,082	16,654	76,471	45,607,191

At 12.31.14
Cost	10,225,280	11,279,547	1,990,278	1,601,433	20,052,007	152,026	66,675	45,367,246
Accumulated amortization	-	(9,266,911)	(880,402)	(275,187)	(3,505,409)	(151,913)	-	(14,079,822)
Total	10,225,280	2,012,636	1,109,876	1,326,246	16,546,598	113	66,675	31,287,424

(a)	These refer to amounts arising from business combinations, of which R$15,640,394 is of GVTPart., including goodwill (Note 4) and R$966 of TGLog (Note 12a).

b) Goodwill breakdown

Ajato Telecomunicação Ltda.	149
Spanish e Figueira (incorporated from TDBH) (a)	212,058
Santo Genovese Participações Ltda. (b)	71,892
Telefônica Televisão Participações S.A. (c)	780,693
Vivo Participações S. A. (d)	9,160,488
GVT Participações S. A. (e)	12,837,141
Total	23,062,421
(a)	Goodwill from partial spin-off of “Spanish and Figueira”, which was reversed to the Company upon merger of Telefônica Data Brasil Holding S.A. (TDBH) in 2006.

(b)	Goodwill generated upon acquisition of equity control of Santo Genovese Participações (parent company of Atrium Telecomunicações Ltda.), in 2004.

(c)	Goodwill generated upon acquisition of Telefônica Televisão Participações (formerly Navytree) merged in 2008, economically based on a future profitability analysis.

(d)	Goodwill generated upon acquisition/merger of Vivo Participações in 2011.

(e)	Goodwill generated upon acquisition of GVT Participações in 2015 (Note 4).

c) Goodwill impairment testing

The Company assessed recoverability of goodwill book value based on the value in use and discounted cash flow method.

The process for determination of the value in use involves the use of assumptions, judgments and estimates on cash flows, such as revenue, cost and expense growth rates, estimated future investments and working capital and discount rates. The assumptions about cash flow increase projections were based on management’s estimates, market studies and macroeconomic projections. Future cash flows were discounted at the WACC (Weighted Average Cost of Capital) rate.

Consistent with the economic analysis techniques, the assessment of value in use is made for a period of five (5) years, and thereafter, considering the perpetuity of the assumptions based on the capacity of business continuity for indefinite time. Management considered that the period of 5 years is adequate, based on its past experience in preparing cash flow projections. Such understanding is in line with paragraph 35 of IAS 36 – Impairment of Assets.

The growth rate used to extrapolate the projections beyond the period of 5 years was 5.0% (4.5% in 2014). Estimated future cash flows were discounted at the pre tax rate of 15.05% (13,37% in 2014), also in nominal amounts.

Inflation rate for the period analyzed in the projected cash flows was 4.5%.

Key assumptions were based on the Company’s historical performance and reasonable macroeconomic assumptions grounded on financial market projections, documented and approved by the Company’s management.

Based on annual impairment testing of the Company’s intangible assets, prepared using projections considering the financial statements at December 31, 2015, growth projections and operating results for the year ended December 31, 2015, no impairment losses or evidence of losses were identified, since value in use is higher than net book value as of the assessment date.

Key assumptions used in the calculation of value in use:

The value in use is mainly impacted by the following assumptions: (i) revenue growth; (ii) evolution in operating margin; (iii) Capex; and (iv) the discount rate.

(i)	Revenue Growth: is based on the observation of the historical behavior of each revenue line, as well as trends in the evolution of the same based on market analysis. The evolution the revenue differ between product lines and services with a tendency of growth in data services and pay TV compared to voice services.

(ii)	Evolution in operating margin: takes into account the historical margin estimate of price correction, as well as ongoing projects with the aim of greater cost efficiency. Another factor that can impact the operating margin is the level of aggressive competition.

(iii)	Capex: we considered the projects in progress and the need to increase capacity and coverage in line with the evolution of revenue provided under the long-term plan. The volume of capex may also be impacted by inflation and currency fluctuations.

(iv)	Discount rate: represent the assessment of risks in the current market. The calculation of the discount rate is based on specific circumstances of the company, being derived from the weighted average cost of capital (WACC). The WACC takes into account both debt and equity. The cost of equity is derived from the expected return on investment by investors of the Company. The cost of debt is based on loans with interest income that the Company is obligated to honor. The specific risk segment is incorporated by applying individual beta factors.

Sensitivity to changes in assumptions

The Company carries out a sensitivity analysis of the impairment test by considering reasonable changes in the main assumptions used in such test. The following maximum increases or decreases , expressed in percentage points (p.p.) were assumed:

Changes in key assumptions, in percentage points (p.p.)
Financial variables
Discount rate	+ / - 1.0
Perpetuity growth rates	+ / - 0.5

Operating variables
OIBDA Margin	+ / - 2.0
Ratio of Capex/Revenues	+ / - 1.0

The sensitivity analysis performed at year-end 2015 indicates that there are no significant risks arising from reasonably possible changes in the financial and operating variables, considered individually. In other words, the Company considers that within the above ranges, reasonably wide, no impairment losses would be recognized over the carrying amounts.

15)	PERSONNEL, SOCIAL CHARGES AND BENEFITS

	12.31.15	12.31.14
Salaries and wages	58,201	27,754
Social charges and benefits	383,834	271,082
Profit sharing	232,404	199,284
Share-based payment plans (Note 32)	39,987	18,793
Other compensation	4,228	193,297
Total	718,654	710,210
Current	698,846	591,381
Noncurrent	19,808	118,829

16)	TRADE ACCOUNTS PAYABLE

	12.31.15	12.31.14
Sundry suppliers	7,438,202	6,794,000
Amounts payable	165,648	102,915
Interconnection/ interlink (a)	520,816	445,192
Related parties (Note 30)	316,311	299,084
Total	8,440,977	7,641,191
Current accounts payable	8,373,235	7,641,191
Noncurrent accounts payable	67,742	-

(a)	The amount recorded as noncurrent refers to the judicial proceeding filed against SMP operators in which GVT claims VU-M amount reduction. On October 15, 2007, GVT obtained an injunction for depositing with the courts the difference between R$0.2899 of R$ 0.3899 per minute of VC1 calls and the amount effectively charged by SMP operators. The amounts of such deposits are recognized in assets as “Judicial deposits and garnishments”.

17)	TAXES, CHARGES AND CONTRIBUTIONS

	12.31.15	12.31.14
Income taxes	58,666	16,355
Income and social contribution taxes payable (a)	58,666	16,355
Indirect taxes	1,744,354	1,332,444
ICMS	1,186,818	969,953
PIS and COFINS	382,123	236,556
Fust and Funttel	86,317	35,975
ISS, CIDE and other taxes	89,096	89,960
Total	1,803,020	1,348,799
Current	1,716,002	1,281,673
Noncurrent	87,018	67,126

18)	DIVIDENDS AND INTEREST ON EQUITY (IOE)

Dividends and interest on equity payable

Breakdown:

	12.31.15	12.31.14
Telefónica Internacional S.A.	455,371	316,008
Telefónica S.A.	471,238	261,318
SP Telecomunicações Participações Ltda	345,689	198,350
Telefónica Chile S.A.	964	626
Non-controlling shareholders	936,100	719,019
Total	2,209,362	1,495,321

Changes:

Balance at 12.31.13	1,187,556
2013 supplementary dividends	1,175,538
Interim dividends and IOE (net of IRRF)	1,778,200
Allocation of dividends and interest on equity	(207,442)
Payment of dividends and interest on equity	(2,446,621)
IRRF on IOE-exempt/immune shareholders	8,090
Balance at 12.31.14	1,495,321
2014 supplementary dividends	2,768,592
Interim dividends and IOE (net of IRRF)	1,754,036
Allocation of dividends and interest on equity	(137,273)
Payment of dividends and interest on equity	(3,678,665)
IRRF on IOE-exempt/immune shareholders	7,351
Balance at 12.31.15	2,209,362

For the cash flow statement, interest on equity and dividends paid to shareholders are recognized in “Financing Activities”.

Interest on equity and dividends not claimed by shareholders expire within three years from the initial payment date. Should dividends and interest on equity expire, these amounts are recorded in retained earnings for later distribution.

19)	PROVISIONS AND CONTINGENCIES

The Company and its subsidiaries are parties in administrative and judicial proceedings and labor, tax and civil claims filed in different courts. The management of the Company and its subsidiaries, based on the opinion of its legal counsel, recognized provisions for lawsuits for which an unfavorable outcome is considered probable.

Breakdown of and changes in provisions, whose unfavorable outcome is probable, in addition to contingent liabilities and provision for dismantling, are as follows:

	Provisions for contingencies
	Labor	Tax	Civil and regulatory	Contingent liability (PPA) (a)	Provision for decommissioning (b)	Total
Balances at 12.31.13	988,180	2,148,800	970,403	275,677	240,753	4,623,813
Inflows	233,655	171,366	532,459	-	137,082	1,074,562
Write-offs due to payment	(199,668)	(67,632)	(229,341)	-	-	(496,641)
Write-offs due to reversal	(63,375)	(26,898)	(177,461)	(16,955)	(126,151)	(410,840)
Monetary restatement	54,334	170,405	101,411	18,886	-	345,036
Balances at 12.31.14	1,013,126	2,396,041	1,197,471	277,608	251,684	5,135,930
Inflows	388,306	202,445	787,938	23,311	331,174	1,733,174
Write-offs due to payment	(294,971)	(76,471)	(372,806)	-	-	(744,248)
Write-offs due to reversal	(63,133)	(55)	(220,907)	(14,733)	(272,161)	(570,989)
Monetary restatement	105,045	211,397	180,978	45,048	9,162	551,630
Business combinations (c)	17,778	2,834	80,377	512,648	85,562	699,199
Balances at 12.31.15	1,166,151	2,736,191	1,653,051	843,882	405,421	6,804,696

At 12.31.15
Current	128,652	-	785,725	-	-	914,377
Noncurrent	1,037,499	2,736,191	867,326	843,882	405,421	5,890,319

At 12.31.14
Current	124,599	-	549,677	-	-	674,276
Noncurrent	888,527	2,396,041	647,794	277,608	251,684	4,461,654

(a)	This refers to contingent liabilities arising from PPA generated in acquisition of the controlling interest of Vivo Participações in 2011 and GVTPart. (Note 4).

(b)	These refer to costs to be incurred to return the sites (locations for installation of base radio, equipment and real estate) to their respective owners in the same conditions as they were at the time of execution of the initial lease agreement.

(c)	These refer to amounts arising from business combinations, of which R$697,160 of GVTPart. (Note 4) and R$2,039 of TGLog (Note 12a).

19.1) Provisions and labor contingencies

	Amounts involved
Nature/Degree of risk	12.31.15	12.31.14
Probable provisions	1,166,151	1,013,126
Possible contingencies	340,643	229,715

Provisions and labor contingencies involve labor claims filed by former employees and employees at outsourced companies (the later alleging joint or subsidiary liability) claiming for, among other issues, overtime, salary equalization, post-retirement salary supplements, job hazard premium, additional for unhealthy work conditions and claims related to outsourced services.

The Company is also defendant in labor claims filed by retired former employees regarding the Medical Care Plan for Retired Employees (PAMA), which require, among other issues, the annulment of the change occurred in such plan. Most claims await decision by the Regional Labor Court of São Paulo and the Higher Labor Court. Based on the opinion of its legal advisors and the current jurisdictional benefits, management considers this claim as a possible risk. No amount has been allocated for these claims, since in the case of loss, it is not possible to estimate the Company’s loss.

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

19.2) Provisions and tax contingencies

	Amounts involved
Nature/Degree of risk	12.31.15	12.31.14
Probable provisions	2,736,191	2,396,041
Federal	2,558,238	2,318,172
State	156,444	61,134
Municipal	19,977	16,735
ANATEL	1,532	-

Possible contingencies	26,620,066	21,401,796
Federal	5,908,994	4,981,909
State	12,921,976	9,930,020
Municipal	769,113	660,084
ANATEL	7,019,983	5,829,783

Provisions for probable tax contingencies

Federal taxes

The Company and/or its subsidiaries are parties to administrative and judicial proceedings relating to: (i) claims resulting from the non-ratification of compensation and refund requests formulated by the Company; (ii) social contributions referring to supposed failure to pay 11% on the value of invoices received from service providers hired through transfer of labor; (iii) CIDE levied on the remittance of amounts abroad related to technical and administrative assistance and similar services, as well as royalties; (iv) non-inclusion of interconnection and EILD expenses in the FUST base; (v) contribution to Empresa Brasileira de Comunicação, created by Law No. 11652/08; (vi) TFI/TFF on mobile stations; (vii) IRRF on interest on equity; (viii) Price for Numbering Resources Management (PPNUM) by ANATEL instituted by Resolution No. 451/06; (ix) Social Investment Fund (Finsocial) offset amounts; (x) failure to pay withholding social contribution tax levied on services rendered, remuneration, salaries and other salary bases; (xi) COFINS – requirement resulting from non-inclusion of financial income into the tax base; (xii) additional charges to the PIS and COFINS tax base, as well as additional charges to COFINS required by Law No. 9718/98; and (xiii) Tax on Net Income (ILL).

At December 31, 2015, provisioned amounts totaled R$ 2,558,238 (R$ 2,318,172 at December 31, 2014).

State taxes

The Company and/or its subsidiaries are parties to administrative and judicial proceedings in progress referring to: (i) ICMS tax credits on electric power and other ICMS credits without documentation (ii) ICMS not levied on telecommunication services; (iii) disallowance of ICMS tax incentives for cultural projects; (iv) environmental administrative fine; (v) disallowance of ICMS credit referring to Agreement 39; (vi) co-billing; (vii) rate difference; (viii) reversal of ICMS credit on fixed assets; and (ix) ICMS on rent of infrastructure necessary for Internet (data) services.

At December 31, 2015, provisioned amounts totaled R$ 156,444 (R$ 61,134 at December 31, 2014).

Municipal taxes

The Company and/or its subsidiaries are parties to various municipal tax proceedings referring to: (i) IPTU; (ii) ISS levied on real estate lease services and noncore and supplementary activities; (iii) surveillance, control, and monitoring fee (TVCF); and (iv) withholding of ISS on outsourced services.

At December 31, 2015, provisioned amounts totaled R$ 19,977 (R$ 16,735 at December 31, 2014).

ANATEL

Telecommunications Technology Development Fund (FUNTTEL)

GVT filed administrative proceedings that are pending judgment at lower administrative level. Such proceedings concern the collection of contributions to FUNTTEL on other revenues (not related to telecom services), as well as on income and expenses transferred to other operators (interconnection), as well as discounts granted and other taxes.

At December 31, 2015, the provisioned amount totals R$1,532.

Possible tax contingencies

According to the understanding of Management and its legal counsel, there is the likelihood of loss in federal, state and municipal proceedings, in addition to the proceedings with ANATEL, as follows:

Federal taxes

The Company and/or its subsidiaries are parties to various administrative and judicial proceedings, at the federal level, which are awaiting decisions in various court levels.

Among these lawsuits, the following are highlighted: (i) protest letters due to non-ratification of compensation requests made by the Company; (ii) social security contribution (INSS) on compensation payment for salary devaluation arising from losses caused by “Plano Verão” (Summer Plan) and “Plano Bresser” (Bresser Plan), SAT (Occupational Accident Insurance), Social Security and payables to third parties (INCRA and SEBRAE), supply of meals to employees, 11% retention (labor assignment); (iii) IRRF on the funds remittance abroad related to technical services and to administrative support and similar services, as well as royalties; (iv) PIS levied on roaming; (v) CPMF levied on operations resulting from the technical cooperation agreement with the National Treasury Department (STN) (offsetting through the Integrated System of Federal Government Financial Administration - SIAFI) and on foreign-exchange contracts required by the Brazilian Central Bank; (vi) IRPJ and CSLL related to deductions on revenues from reversal of provisions; (vii) IRPJ and CSLL - disallowance of costs and sundry expenses not evidenced; (viii) deductions of COFINS from loss in swap transactions; (ix) PIS / COFINS accrual basis versus cash basis; (x) IRPJ payable in connection with allocation of excess funds to Northeast Investment Fund (FINOR), Amazon Region Investment Fund (FINAM) or Economic Recovery Fund of Espírito Santo State (FUNRES); and (xi) IRPJ on derivative operations; (xii) IRPJ and CSLL – disallowance of expenses related to the goodwill paid in the acquisition of Celular CRT S.A., goodwill arising from the privatization process and corporate restructuring of Vivo S.A. and goodwill arising from merger of Navytree and TDBH; (xiii) goodwill arising from the acquisition of GVT Holding by Vivendi, (xiv) ex-tariff, revocation of the benefit of CAMEX Resolution No. 6, increase in the import duty from 4% to 28%; (xv) IPI levied on shipment of fixed access units from the Company's establishment to customers under the free lease system; (xvi) PIS and COFINS levied on aggregate-value services; (xvii) INSS – Stock Options: requirement of social security contributions on the amounts paid by the Group companies to their employees under the stock option plan; and (xviii) IOF required on loan, intercompany and credit transactions.

At December 31, 2015, involved amounts totaled R$ 5,908,994 (R$ 4,981,909 at December 31, 2014).

State taxes

The Company and/or its subsidiaries are parties to various administrative and judicial proceedings related to ICMS, at the state level, which are awaiting decisions in various court levels.

Among these lawsuits, the following are highlighted: (i) provision of facility, utility and convenience services and rental of the “Speedy” service modem; (ii) international calls (DDI); (iii) undue credit related to the acquisition of items intended to property and equipment and lack of proportionate credit reversal referring to the acquisition of property and equipment items; (iv) amounts unduly appropriated as ICMS tax credits; (v) service provided outside São Paulo state with ICMS paid to São Paulo State; (vi) co-billing, (vii) tax substitution with a fictitious tax base (tax guideline); (viii) use of credits related to acquisition of electric power; (ix) secondary activities, value added and supplementary services (Agreement 69/98); (x) tax credits related to opposition/challenges referring to telecommunications services not provided or mistakenly charged (Agreement 39/01); (xi) shipment of goods with prices lower than acquisition prices (unconditional discounts); (xii) deferred collection of ICMS - interconnection (DETRAF – Traffic and Service Provision Document); (xiii) credits derived from tax benefits granted by other states; (xiv) disallowance of tax incentives related to cultural projects; (xv) transfers of assets among business units owned by the Company; (xvi) communications service tax credits used in provision of services of the same nature; (xvii) card donation for prepaid service activation; (xviii) reversal of credit from return and free lease in connection with assignment of networks (used by the Company itself and exemption from public bodies); (xix) DETRAF fine, (xx) ICMS on own consumption; (xxi) ICMS on exemption of public bodies; (xxii) issue of invoices with negative ICMS amounts; (xxiii) new tax register bookkeeping without previous authorization by tax authorities; (xxiv) membership; and (xxv) services not measured.

At December 31, 2015, involved amounts totaled R$ 12,921,976 (R$ 9,930,020 at December 31, 2014).

Municipal taxes

The Company and/or its subsidiaries are parties to various administrative and judicial proceedings, at the local level, which are awaiting decisions in various court levels.

Among these lawsuits, the following are highlighted: (i) ISS – secondary activities, value added and supplementary services; (ii) withholding ISS; (iii) IPTU; (iv) Land Use Fee; (v) municipal fees; (vi) tariff for Use of Mobile Network (TUM), infrastructure lease; (vii) advertising services; (viii) services provided by third parties; (ix) business management consulting services provided by Telefónica Internacional (TISA); (x) ISS tax levied on caller ID services and on cell phone activation and (xi) ISS on continuous rendered service, provision, reversal and cancelled invoices.

At December 31, 2015, involved amounts totaled R$ 769.113 (R$ 660,084 at December 31, 2014).

ANATEL

Universal Telecommunication Services Fund (FUST)

Petitions for injunctions were filed seeking the right to not include expenses with interconnection and Industrial Use of Dedicated Line in FUST tax base, according to Abridgment No. 7, of December 15, 2005, as it does not comply with the provisions contained in sole paragraph of article 6 of Law No. 9998, which are awaiting a decision in 2nd court level.

A number of delinquency notices referring to debit entry were issued by ANATEL at the administrative level to set up the tax credit related to interconnection, EILD and other revenues that are not earned from the provision of telecommunications services.

At December 31, 2015, involved amounts totaled R$ 3,647,291 (R$ 3,139,254 at December 31, 2014).

Telecommunications Technology Development Fund (FUNTTEL)

The Company and its subsidiary are parties to administrative and judicial proceedings which are waiting to be tried at the lower administrative court and the court of appeals. Such proceedings concern the collection of contributions to FUNTTEL on other revenues (not related to telecom services), as well as on income and expenses transferred to other operators (interconnection).

At December 31, 2015, involved amounts totaled R$ 911,836 (R$ 716,369 at December 31, 2014).

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

At December 31, 2015, involved amounts totaled R$ 2,455,229 (R$ 1,971,290 at December 31, 2014), without the respective judicial deposit.

Public Price for Numbering Resource Management (PPNUM)

The Company, along with other wireless carriers in Brazil, is challenging in court the tariff charged by ANATEL for use by such carriers of the numbering resources managed by the agency. In view of the collections, the Company made a judicial deposit referring to the amounts due. On April 23, 2009, the carriers received a favorable sentence and the lawsuit is currently waiting to be tried at the court of appeals.

At December 31, 2015, involved amounts totaled R$ 5,627 (R$ 2,870 at December 31, 2014).

19.3) Provisions, civil and regulatory contingencies

	Amounts involved
Nature/Degree of risk	12.31.15	12.31.14
Probable provisions	1,653,051	1,197,471
Civil	1,010,356	772,658
Regulatory	642,695	424,813

Possible contingencies	6,297,944	4,484,947
Civil	2,581,838	1,873,607
Regulatory	3,716,106	2,611,340

Provisions for probable civil contingencies

·	The Company and/or its subsidiaries are parties to proceedings that involve right to receive supplementary amounts from shares calculated in relation to the network expansion plan after 1996 (supplement of shares proceedings). These proceedings involve various phases: 1st level, Court of Justice and Supreme Court of Justice. At December 31, 2015, provisioned amounts totaled R$ 190,004 (R$ 138,654 at December 31, 2014).

·	The Company and/or its subsidiaries are parties to various civil proceedings related to consumers in administrative and judicial spheres, referring to non-compliance with services and/products sold. At December 31, 2015, provisioned amounts totaled R$ 435,782 (R$ 325,571 at December 31, 2014).

·	The Company and/or its subsidiaries are parties to various civil proceedings of non-consumer nature in administrative and judicial spheres, all related to the ordinary course of business. At December 31, 2015, provisioned amounts totaled R$ 384,570 (R$ 308,433 at December 31, 2014).

Provisions for probable regulatory contingencies

The Company and GVTPart. are parties to administrative proceedings against ANATEL, which were filed based on alleged noncompliance with obligations set forth in industry regulations, as well as in legal claims discussing sanctions by ANATEL at the administrative level. At December 31, 2015, provisioned amounts totaled R$ 642,695 (R$ 424,813 at December 31, 2014).

Possible civil contingencies

According to the Company's management and legal counsel, the likelihood of loss of the following proceedings is possible.

·	Public Interest Suit in which the Company is involved referring to the Community Telephone Plan (PCT), about the right for indemnification of the acquirers of expansion plans, not receiving shares for financial investments made in the city of Mogi das Cruzes, whose total amount approximates to R$421,085 at December 31, 2015 (R$336,758 at December 31, 2014). São Paulo Court of Justice (TJSP) changed its decision, and judged this matter groundless. The carriers association of Mogi das Cruzes (claimant) filed a special appeal to reverse that decision, which is currently waiting for a decision. On December 7, 2015, the appeal filed by the carriers association of Mogi das Cruzes was dismissed by the court of appeals.

·	Collective Action filed by SISTEL Participants' Association (ASTEL) in the state of São Paulo, in which SISTEL associates in the state of São Paulo challenge the changes made in the Medical Care Plan for Retired Employees (PAMA) and claim for the reestablishment of the prior status quo. This proceeding is still in the appeal phase, and awaits a decision as regards the possible admission of the Special and Additional Appeals in connection with the Court of Appeals' decision, which changed the decision rendering the matter groundless. The amount cannot be estimated, and the claims cannot be settled due to their unenforceability, in that it entails a return to the prior plan conditions.

·	Public Interest Suits filed by ASTEL, in the state of São Paulo, and by FENAPAS, both against SISTEL, the Company and other carriers, in order to annul spin-off of the private pension plan PBS, alleging, in short, the “windup of the supplementary private pension plan of SISTEL Foundation”, which led to various specific mirror PBS plans, corresponding to allocation of funds from technical surplus and tax contingencies existing at the time of the spin-off. The amount cannot be estimated, and the claims cannot be settled due to their unenforceability because this involves the return of the spun-off assets of SISTEL referring to telecommunication carries of the former Telebrás System.

·	The Public Prosecutor’s Office of São Paulo State began a public class action claiming pain and suffering and damages suffered by all consumers of telecommunications services from 2004 to 2009 due to the bad quality of services and failures of the communications system. The Public Prosecutor’s Office suggested that the indemnification to be paid should be R$ 1 billion. The decision handed down on April 20, 2010 imposes the payment of indemnification for damages caused to all consumers who have filed a suit for such damages.

Conversely, in the event that the number of claiming consumers is not in line with the extent of damages, after the lapsing of one year, the judge determined that the amount of R$ 60 million should be deposited in the Special Expenses Fund to Recover Natural Rights Damages (Fundo Especial de Despesa de Reparação de Interesses Difusos Lesados). It is not possible to estimate the number of consumers who will individually file suits, or the amounts claimed thereby. The parties filed an appeal on the merits of the case. The judgment effects are in abeyance. No amount has been assigned to the possible likelihood of an unfavorable outcome in connection with this action, since, in the case of loss, estimating the corresponding amount payable by the Company is not practicable at this time. Likewise, establishing a provision for contingency equivalent to the amount sought is not possible. On April 13, 2015, the Company’s appeal on the merits of the case was judged, and the decision handed down by the lower court was changed, by unanimous vote. Such decision sentenced the Company to pay for damages and pain and suffering caused to all consumers affected by "problems” in the services provided. The Office of the Public Prosecutor filed appeal to higher and supreme court against which counterarguments were filed.

·	The Company is party to other civil claims, at several levels, related to service rendering. Such claims have been filed by individual consumers, civil associations representing consumer rights or by the Bureau of Consumer Protection (PROCON), as well as by the Federal and State Public Prosecutor’s Office. The Company is also party to other claims of several types related to the normal course of business. At December 31, 2015, possible amounts totaled R$ 2,146,850 (R$ 1,525,908 at December 31, 2014).

·	TGLog is a party to a civil execution proceeding filed with the 3rd Civil Court of Barueri – SP owing to alleged non-payment of transportation service bills. TGLog alleges that it made legitimate discounts owing to contract breaches and losses arising from damages to goods of its customers transported by claimant, which are also subject matter of another proceeding. At December 31, 2015, the case amounted to R$1,022.

·	The Company has received fines regarding the noncompliance with SAC Decree. We currently have various actions (administrative and judicial proceedings). At December 31, 2015, amounts totaled R$12,881 (R$ 10,941 at December 31, 2014).

·	Intellectual Property: Lune Projetos Especiais Telecomunicação Comércio e Ind. Ltda. (Lune), a Brazilian company, proposed the lawsuit on November 20, 2001 against 23 wireless carriers claiming to own the patent for caller ID and the trademark "Bina". The purpose of that lawsuit was to interrupt provision of such service by carriers and to seek indemnification equivalent to the amount paid by consumers for using the service.

An unfavorable sentence was passed determining that the Company should refrain from selling mobile phones with Caller ID service (Bina), subject to a daily fine of R$ 10,000 in case of noncompliance. Furthermore, according to the sentence passed, the Company must pay indemnification for royalties, to be calculated in settlement. Motions for Clarification were opposed by all parties and Lune’s motions for clarification were accepted since an injunctive relief in this stage of the proceedings was deemed applicable. Bill of review appeal in view of the current decision which granted a stay of execution suspending that unfavorable decision until final judgment of the review. Bill of review for appeal at sentence phase pending decision. There is no way to determine the extent of potential liabilities with respect to this claim.

·	The Company and other wireless carriers are defendants in several lawsuits filed by the Public Prosecutor’s Office and consumer associations to challenge imposition of a period to use prepaid minutes. The plaintiffs allege that the prepaid minutes should not expire after a specific period. Conflicting decisions were handed down by courts on the matter, even though we believe that our criteria for the period determination comply with ANATEL standards. Based on the legal counsel’s opinion, collective actions have a remote likelihood of loss.

Possible regulatory contingencies

According to the Company’s management and legal counsel, the likelihood of loss of the following regulatory civil proceedings is possible.

·	The Company and GVTPart. are parties to administrative proceedings filed by ANATEL alleging noncompliance with the obligations set forth in industry regulations, as well as legal claims which discuss the sanctions applied by ANATEL at the administrative level. At December 31, 2015, amounts totaled R$3,716,106 (R$ 2,611,340 of the Company at December 31, 2014).

·	Administrative and legal proceedings discussing payment of 2% charge on revenue from interconnection services due to the extension of right of use of SMP-related radiofrequencies. Under clause 1.7 of the Authorization Terms that grant right of use of SMP-related radio frequencies, the extension of right of use of such frequencies entails payment every two years, during the extension period (15 years), of a 2% charge calculated on net revenue from the basic and alternative service plans of the service company, determined in the year before that of payment.

However, ANATEL determined that the 2% charge should be calculated on revenue from service plans and also on revenue from interconnection services and other operating income, which is not provided for by clause 1.7 of the referred to Authorization Terms.

Considering, based on the provisions of the Authorization Terms, that revenue from interconnection services should not be included in the calculation of the 2% charge for radiofrequency use right extension, the Company filed administrative and legal proceedings challenging these charges, based on ANATEL’s position.

19.4) Guarantees

The Company and its subsidiaries granted guarantees for tax, civil and labor proceedings, as follows:

	12.31.15			12.31.14
	Property and equipment	Judicial deposits and garnishments	Letters of guarantee	Property and equipment	Judicial deposits and garnishments	Letters of guarantee
Civil, labor and tax	163,802	5,753,463	2,750,864	130,000	4,745,225	2,537,608
Total	163,802	5,753,463	2,750,864	130,000	4,745,225	2,537,608

At December 31, 2015, in addition to the guarantees presented above, the Company and its subsidiaries had amounts under short-term investment frozen by courts (except for loan-related investments), in the amount of R$ 71,059 (R$ 64,899 at December 31, 2014).

20)	DEFERRED REVENUE

a) Breakdown

	12.31.15	12.31.14
Services and goods (a)	466,943	764,791
Disposal of PP&E (b)	87,906	124,247
Activation revenue (c)	72,737	106,209
Customer loyalty program (d)	95,893	92,670
Government grants (e)	133,099	77,113
Donations of equipment (f)	8,281	8,947
Other revenues (g)	58,935	25,824
Total	923,794	1,199,801
Current	564,557	717,019
Noncurrent	359,237	482,782

(a)	It refers to the balances of agreements of prepaid services revenue and multi-element operations, which are recognized in P&L to the extent that services are provided to customers. Includes the amounts of the agreement the Company entered into for the industrial use of its mobile network by another SMP carrier in Regions I, II and III of the General Authorization Plan (PGA), which is intended solely to the rendering of SMP services by the carrier to its users.

(b)	Refers to net balance of the residual value from disposal of non-strategic towers and rooftops, to be transferred to P&L upon compliance of conditions for recognition in books.

(c)	Refers to the deferral of activation revenue (fixed) recognized in P&L over the estimated period in which the customer stays in the plant.

(d)	Refers to the loyalty point program maintained by the Company, which allows customers to accumulate points when paying their bills referring to use of services offered. The balance represents the Company’s estimate of customers’ exchanging points for goods and/or services in the future.

(e)	Refers to government grant deriving from funds raised with BNDES in a specific credit line, used in the acquisition of domestic equipment and registered at BNDES (Finame) and applied in projects to expand the network capacity, which have been amortized by the useful life of equipment and grants resulting from projects related to state taxes, which are being amortized under contractual terms.

(f)	Refers to the balances of network equipment donations from suppliers, which are amortized over the useful life of the referred to equipment.

(g)	Includes amounts of the reimbursement for costs for leaving radio frequency sub-bands 2,500MHz to 2,690MHz due to cancellation of the Multichannel Multipoint Distribution Service (MMDS).

b) Changes

Balance at 12.31.13	1,071,212
Inflows	10,641,475
Disposals	(10,512,886)
Balance at 12.31.14	1,199,801
Inflows	11,369,987
Disposals	(11,645,994)
Balance at 12.31.15	923,794
Current	564,557
Noncurrent	359,237

21) LOANS AND FINANCING

a) Breakdown

	Information at December 31, 2015			12.31.15			12.31.14
	Currency	Annual interest rate	Maturity	Current	Noncurrent	Total	Current	Noncurrent	Total

Local currency				2,151,296	6,388,026	8,539,322	1,445,347	5,116,491	6,561,838

Loans and financing - financial institutions				765,601	2,325,920	3,091,521	665,848	1,498,983	2,164,831
Financing – BNDES	URTJLP (a)	TJLP+ 0 to 9%	1/15/23	571,223	1,838,275	2,409,498	510,323	1,224,052	1,734,375
Financing – BNDES	R$	2.5 to 8.7%	1/15/23	106,008	298,634	404,642	87,495	220,903	308,398
Financing – BNDES	R$	IPCA + 2.95% + TR p.a.	7/15/16	30,722	-	30,722	-	-	-
Financing – BNDES	R$	SELIC ACUM. D-2 + 2.32% p.a.	1/15/23	710	146,815	147,525	-	-	-
Financing – BNB	R$	7.0% to 10%	8/18/22	56,938	42,196	99,134	68,030	54,028	122,058

Financing - Suppliers	R$		10/22/16	1,228,682	-	1,228,682	-	-	-

Finance lease	R$		8/31/33	36,089	260,595	296,684	24,452	205,892	230,344

Debentures				120,924	3,423,790	3,544,714	755,047	3,411,616	4,166,663
4th issue – Series 2	R$	106.8% do CDI	10/15/15	-	-	-	655,738	-	655,738
4th issue – Series 3	R$	IPCA+4.00%	10/15/19	292	33,172	33,464	270	30,915	31,185
1st issue – Minas Comunica	R$	IPCA+0.50%	7/5/21	-	91,608	91,608	-	82,186	82,186
3rd issue	R$	100% of CDI + 0.75%	9/10/17	87,217	1,999,645	2,086,862	71,825	1,999,433	2,071,258
4th issue	R$	100% of CDI + 0.68%	4/25/18	33,415	1,299,365	1,332,780	27,214	1,299,082	1,326,296

contingent consideration	R$			-	377,721	377,721	-	-	-

Foreign currency				191,695	1,490,273	1,681,968	819,171	418,251	1,237,422

Loans and financing - financial institutions				191,695	1,490,273	1,681,968	819,171	418,251	1,237,422
Loans – BEI	US$			-	-	-	716,963	-	716,963
Financing – BNDES	UMBND (b)	ECM (c) + 2.38%	7/15/19	159,897	434,221	594,118	101,933	418,251	520,184
Resolution 4131	US$	2.05% and Libor + 2.00%	12/18/17	31,798	1,056,052	1,087,850	-	-	-
Commission BBVA	R$			-	-	-	275	-	275

Total				2,342,991	7,878,299	10,221,290	2,264,518	5,534,742	7,799,260

Loans , financing and Finance lease				2,222,067	4,076,788	6,298,855	1,509,471	2,123,126	3,632,597
Debentures				120,924	3,423,790	3,544,714	755,047	3,411,616	4,166,663
Contingent consideration				-	377,721	377,721	-	-	-
Total				2,342,991	7,878,299	10,221,290	2,264,518	5,534,742	7,799,260

(a)	Long-term interest reference unit (URTJLP) used by the Brazilian Development Bank (BNDES) as the contractual currency in financing agreements.

(b)	Currency unit based on a currency basket (UMBND) used by BNDES as a contractual currency in financing agreements based on funds raised in foreign currency.

(c)	The Currency Basket Charge (ECM) is a rate quarterly disclosed by BNDES.

b) Loans and financing

Information on loans and financing in force at December 31, 2015 and 2104 is as follows:

Brazilian Development Bank (BNDES)

·	On October 23, 2007, a credit facility of R$2,034,717 was approved, and sub-credit facility “A” amounts to R$1,926,309 (TJLP + 3.73% p.a.) and sub-credit facility “B” to R$108,408 (TJLP + 1.73% p.a.), maturing in 8 years, with principal payment in 60 monthly and successive installments, with grace period expired on May 15, 2010. All of these funds have been withdrawn and investment thereof has been proven and accepted by BNDES for the purpose of financing investment projects for goods and services produced in Brazil.

The balance of this agreement at December 31, 2014 amounted to R$170,536, it was fully settled on May 15, 2015.

·	On October 14, 2011, a credit facility was taken out amounting to R$3,031,110, restated in 2013 to R$2,152,098, and sub-credit facility “A” amounts to R$1,360,455 (TJLP + 3.38% p.a.), sub-credit facility “B” to R$406,206 (UMBND + 2.38% p.a.), sub-credit facility “C” to R$282,149 (TJLP + 1.48% p.a.), sub-credit facility “D” to R$80,948 (TJLP + 4.08% p.a.) and sub-credit facility “E” to R$22,340 (TJLP), maturing in 8 years, with grace period expired on July 15, 2014. After this period, principal interest and amortization will be paid in 60 monthly and successive installments, for new negotiations of credit facilities and modalities with the bank. All of these funds have been withdrawn by the Company and used in investments in expansion and improvement of the current network, implementation of the infrastructure required for new technologies, from 2011 to 2013, and construction of a data center in the city of Tamboré (São Paulo State) and social projects.

The balance of this agreement at December 31, 2015 was R$1,821,621, of which R$1,227,503 related to TJLP and R$594,118 to UMBND (at December 31, 2014 it was R$2,082,388, of which R$1,562,204 related to TJLP and R$520,184 to UMBND).

·	On January 1, 2010, a credit facility amounting to R$319,927 was approved, at 4.5% and 5.5% p.a., maturing in 10 years, with principal payment in 96 monthly and successive installments from March 15, 2012, after a grace period of 2 years. These funds were obtained through the Investment Support Program (BNDES PSI) and used to improve the network capacity through acquisition of domestic equipment previously registered with BNDES (subject to Finame), and released as that investment is evidenced. Up to December 31, 2012, the amount of R$184,489 was released and the remaining balance of R$135,438 was canceled.

The balance of this agreement at fixed rates at December 31, 2015 was R$92,480 (R$110,506 at December 31, 2014).

·	Between November 24, 2010 and March 31, 2011, credit facilities amounting to R$29,066 were approved, at 5.5% p.a., TJLP + 5.7% p.a. and TJLP + 9.0% p.a., maturing in 5 years, with principal payment in 48 monthly and successive installments from January 15, 2012, after a grace period of 1 year. On December 15, 2015, there was full settlement of the credit line taken out on November 24, 2010. On December 15, 2011, credit line of R$11,097 was approved, at rates of 5.0% p.a. and 8.7% p.a., with final maturity after 36 months, with principal paid in 30 monthly consecutive installments until settlement occurred on March 15, 2015. On December 28, 2012, a credit line of R$9,493 was approved, at rate of 2.5% p.a., with final maturity after 36 months, namely grace period of 6 months and principal to be paid in 30 monthly consecutive installments until settlement occurred on December 15, 2015.

The balance of this agreement at December 31, 2015 was R$1.100, of which R$879 related to fixed rates and R$221 to TJLP (at December 31, 2014 it was R$12,037, of which R$10,402 related to fixed rates and R$1,635 to TJLP).

·	On December 1, 2010, a credit facility amounting to R$5,417 was approved, subsequently restated to R$2,262, at 5.5% p.a., maturing in 10 years, with principal payment in 96 monthly and successive installments from February 15, 2013, after a grace period of 2 years, through the Investment Support Program (BNDES PSI). This credit facility was fully withdrawn by the Company.

The balance of this agreement at fixed rates at December 31, 2015 was R$1,243 (R$1,482 at December 31, 2014).

·	On December 28, 2012, R$353,483 financing facilities were approved, later adjusted to R$225,467, at the rate of 2.5% p.a., for 60 months, with a 24-month grace period for principal, and released as the investments made are proved. This credit facility was fully withdrawn by the Company.

The balance of this agreement at fixed rates at December 31, 2015 was R$129,224 (R$182,698 at December 31, 2014).

·	On August 1, 2013, a R$4,030 financing facility was approved at the rate of 3.5% p.a., for 60 months, with a 24-month grace period for principal, and released as the investments made are proved. This credit facility was fully withdrawn by the Company.

The balance of this agreement at fixed rates at December 31, 2015 was R$2,972 (R$3,310 at December 31, 2014).

·	On December 12 2008, a credit facility amounting to R$ 615,909 was approved for GVT, under sub-credit facility “A" at the amount of R$ 158,520 (IPCA + TR + 2.95% p.a.) a total term of 8 years with principal payment in 6 annual and successive payments with grace period expiring July 15, 2011, Sub-credit Facility "B” amounting to R$ 369,880 (TJLP + 2.95% p.a.) and sub-credit facility “C” amounting to R$87,509 (TJLP + 2.05% p.a.), maturing in 9 years with principal payment in 72 monthly and successive installments, and a grace period expiring June 15, 2011. All these funds have been drawn down and the respective investments are evidenced and accepted by the BNDES. It is intended to finance investment in Brazilian products and services.

The balance of this agreement at December 31, 2015 was R$117,434, of which R$30,722 referred to IPCA+TR and R$86,712 to TJLP.

·	On November 9, 2011 GVT agreed upon a second loan agreement with BNDES, obtaining funds to be allocated to the completion of the investment plan for the triennium 2011-2013, intended to expand the current practice areas to new areas, the modernization of telecommunication and internet services, and the launch of new services. The total loan agreement amount is R$1,184,107, with the sub-credit facility "A" at the amount of R$875,365 (TJLP + 3.38% p.a.), sub-credit facility "B" amounting to R$222,703 (TJLP + 1.48% p.a.), sub-credit facility "C" amounting to R$81,177 (5% p.a.) and subcredit facility “D” amounting to R$4,862 (TJLP) maturing in 9 years with a grace period expiring August 15, 2014. After this period interest and amortization on the principal for sub credit facilities “A”, "B" and "D” shall be paid in 72 monthly and successive installments. Subcredit facility "C" amortization is in 63 monthly successive payments. The remaining amount of R$ 45,490, was cancelled on April 9, 2014 (subcredit facility "B" at R$40,929 and subcredit facility "C" at R$4,561).

The balance of this agreement at December 31, 2015 was R$889,654, of which R$832,372 referred to TJLP and R$57,282 to fixed rates.

·	On December 30, 2014, GVT agreed upon a third loan agreement with BNDES, obtaining funds to be allocated to the completion of the investment plan for the triennium 2014-2016, intended to expand the current practice areas to new areas. The total loan agreement amount is R$1,000,293, with the sub-credit facility "A" in the amount of R$297,486 (TJLP + 3.12% p.a.), sub-credit facility "B" amounting to R$297,486 (SELIC + 2.32% p.a.), sub-credit facility "C" amounting to R$105,332 (6% p.a.), subcredit facility “D” amounting to R$94,668 (4% p.a.), subcredit facility “E” amounting to R$195,749 (TJLP + 2.32% p.a.) and subcredit facility “F” amounting to R$9,572 (TJLP) maturing in 8 years, with grace period expiring January 15, 2018, for subcredit facilities “A”, “B”, “D”, “E” and “F”. After the period principal interest and amortization shall be paid in 60 monthly successive payments, with the last payment made on January 15, 2023. For subcredit facility "C" amortization shall be paid in 60 monthly successive instalments with the first payment on February 15, 2017 and the last on January 15, 2022.

In 2015, GVT made two withdrawals related to this agreement, in the first and in the second half of the year, in the amount of R$340,448 and R$170,000, respectively.

The balance of this agreement at December 31, 2015 was R$530,777, of which R$262,690 referred to TJLP, R$147,525 to Selic and R120,562 to fixed rates.

·	Some of the aforementioned financing agreements with BNDES are at interest rates below market rates. These transactions fit into the scope of IAS 20, as such, the subventions granted by BNDES were adjusted to present value and deferred according to the useful life of the financed assets, thus resulting in balance at December 31, 2015 of R$47,346 (R$60,222 at December 31, 2014), Note 20.

Banco Europeu de Investimentos (BEI)

On October 31, 2007, a credit facility amounting to €250 million (equivalent to US$365 million at the time) was taken out, at 4.18% and 4.47% p.a., maturing in 7 years with principal payment in two installments. The first installment of R$272,460 was paid on December 19, 2014 and the second on March 2, 2015. Interest was charged semi-annually based on the dates of each release. The funds were released in two installments, the first on December 19, 2007 and the second on February 28, 2008. The agreement had a swap transaction associated therewith that transformed currency risk into CDI variation percentage and that was settled in accordance with the maturity of each installment. The balance of this agreement at December 31, 2014 was R$716,963.

Banco do Nordeste (BNB)

·	On January 29, 2007 and October 30, 2008, credit facilities amounting to R$247,240 and R$389,000 were taken out, respectively, at 10% p.a., maturing in 8 years, with principal payment in 78 and 72 installments, respectively, after a grace period of 2 years. On January 29, 2015, the first credit facility was settled. Funds borrowed were used to expand coverage and increase mobile network capacity in the Northeastern region of Brazil.

The balance of this agreement at December 31, 2015 amounted to R$ 54,039 (R$ 122,058 at December 31, 2014).

·	On August 18, 2014, GVT took out financing lines in the amount of R$31,619 and R$115,014, at interest rates of 7.06% p.a. and 8.24% p.a., respectively, maturing in 8 years, with payment of principal in 72 installments, after grace period of 2 years maturing on September 18, 2016. On April 17, 2015, there was partial draw down of R$5,719 referring to the first line and R$38,959 to the second financing line. Funds borrowed were used to expand coverage and increase mobile network capacity in the Northeastern region of Brazil.

The balance of this agreement at December 31, 2015 was R$45,095.

Resolution No. 4131

In the period from November 10 to December 23, 2015, loans were taken out in foreign currency (US dollar) under Bacen Resolution No. 4131. The amount of US$285 million was taken out from Scotiabank and Bank of America, respectively, at the rates of 2.05% and Libor + 2% p.a. and maturing within up to 2 years. For each of these transactions derivatives were taken out by the Company for hedge against currency risk related to this debt and, for being effective hedge, hedge accounting methodology was adopted. Therefore, at December 31, 2015, the hedged risk of these instruments was recognized in the balance sheet for its fair value at said date.

The balance of this agreement at December 31, 2015 was R$1,087,850.

Senior Debt

On March 9, 2015, GVT entered into a loan agreement with Societe Generale amounting to €825 million at rates of Euribor 3M + 1.05% p.a. over a total period of 180 days as from the drawn down date.

The amount was raised in two tranches with the first on March 17, 2015 amounting to €325 million (equivalent to R$1,102,563), with payment of principal in a single installment on September 14, 2015. The second tranche was drawn down on April 28, 2015, amounting to €465 million (equivalent to R$1,506,600), with payment of principal in full on October 26, 2015. Interest will be paid on a quarterly basis in accordance with the dates funds are drawn down. This financing is secured with a swap agreement that converts the currency risk into a percentage of CDI variation and shall be settled in accordance with the maturity of each instalment. The remaining balance amounting to €35 million was cancelled on April 16, 2015. On September 14, 2015, GTV settled the first tranche in the amount of R$1,416,333 plus interest and taxes.

On October 26, 2015, GVT settled the 2nd tranche in the amount of R$2,008,154 (equivalent to €465 million). On the same date, there was settlement of the linked swap agreement that converts the currency risk into a percentage of CDI variation.

Financing – Suppliers

The Company through bilateral agreement with suppliers obtained an extension of up to 365 days payment based on a fixed CDI rate for the respective period. On December, 31 2015 the amount recognized in the Company´s liabilities amounted to R$ 1,228,682 an the average net cost equivalent to 106.7% of CDI.

c) Finance lease

Finance lease agreements that transfer to the Company basically all the risks and rewards related to ownership of the leased item are capitalized at lease inception at the fair value of the leased asset or, if lower, the present value of minimum payments of a lease agreement. Initial direct costs incurred in the transaction are added to cost, where applicable.

The Company has agreements classified as finance lease as a lessee, related to: (i) lease of towers and rooftops, arising from sales and financial leaseback transactions; (ii) lease of sites built as Built to Suit (“BTS”) for installing antennas and other equipment and means of transmission; (iii) lease of IT equipment and; (iv) lease of infrastructure and means of transmission associated with the electrical grid, connecting cities in the North and Central-West regions of Brazil. The net book value of such assets remained unchanged until sale thereof, and a liability was recognized corresponding to the present value of mandatory minimum installments of the agreement.

The amounts recorded in property and equipment are depreciated over the shorter of the estimated useful life of the assets or the lease term.

The balance of amounts payable referring to aforementioned transactions comprises the following effects:

	12.31.15	12.31.14
Nominal value payable	761,073	653,240
Unrealized financial expenses	(464,389)	(422,896)
Present value payable	296,684	230,344
Current	36,089	24,452
Noncurrent	260,595	205,892

Aging list of finance lease payable at December 31, 2015 is as follows:

	Nominal value payable	Present value payable
Up to one year	39,029	36,089
From one to five years	161,444	115,920
More than five years	560,600	144,675
Total	761,073	296,684

There are no unsecured residual values resulting in benefits to the lessor or contingent payments recognized as revenue at December 31, 2015 and 2014.

d) Debentures

Some information on the debentures at December 31, 2015 and 2014 is as follows:

1st issue debentures – Minas Comunica

Abiding by the SMP Service Agreement, in compliance with Public Selection No. 001/07, the state of Minas Gerais, through the State Department for Economic Development, has undertaken to subscribe debentures within the scope of the “Minas Comunica” Program, using proceeds from the Fund for Universal Access to Telecommunications Services (Fundo de Universalização do Acesso a Serviços de Telecomunicações) – FUNDOMIC. Under the terms of this program, SMP services would be available to 134 locations in the areas registered under Nos. 34, 35 and 38.

In consideration of the certification by the State Department of Economic Development, the following debentures were issued: (i) 621 debentures in the 1st series of the 1st issue, amounting to R$6,210, for the service in 15 locations; (ii) 1,739 debentures in the 2nd series of the 1st issue, amounting to R$17,390, for the service in 42 locations; and (iii) 3,190 debentures in the 3rd series of the 1st issue, amounting to R$31,900, for the service in 77 locations, thus completing the service program in 134 locations in the state of Minas Gerais. These are junior unsecured registered nonconvertible debentures, with no stock certificates issued, in up to five series.

The balance at December 31, 2015 totaled R$ 91,608 (R$ 82,186 at December 31, 2014).

4th issue debentures – Series 1, 2 and 3

On September 4, 2009, the Board of Directors approved the 4th public issue by that company of junior unsecured registered nonconvertible debentures, maturing over a ten-year period.

Total issue amounted to R$810 million, basic offering of which corresponded to R$600 million, plus R$210 million due to full exercise of the additional debentures option.

Funds obtained through this issue were used for payment of the full principal amount of the debt represented by the 6th issue of promissory notes and to support the working capital.

1st Series: 98,000 debentures were issued in the 1st series. Considering the non-approval of the reset conditions by holders of 1st Series debentures, the Company, as provided for in the Indenture, exercised its right to redeem all 1st series debentures on November 14, 2014, for subsequent cancellation, amounting to R$93,150.

2nd Series: 640.000 debentures were issued in the 2nd series. On October 15, 2013, the Company reset for the first time all terms for the 2nd series as approved by the Board of Directors in a meeting held on September 19, 2013. The total amount reset was R$640 million at 106.80% CDI, and a new term was scheduled, namely, October 15, 2015.

On October 15, 2015, there was the second reset of terms of the 2nd series debentures in accordance with all the conditions approved by the Board of Director’s meeting of September 22, 2015. Since the new reset conditions were not approved by holders of 2nd series debentures, the Company paid to dissenting debenture holders the amount of R$684,868 and, in accordance with the conditions provided for by the debentures’ deed, exercised its redemption right related to the 2nd series debentures on November 13, 2015, for subsequent cancellation of this series.

3rd Series: 72,000 debentures were issued in the 3rd series. On October 15, 2014, there was the first reset of Company’s 3rd series debentures in accordance with all conditions approved by the Board of Directors in a meeting held on September 9, 2014. Total amount reset was R$ 31,489, and the Company redeemed all debentures of dissenting holders amounting to R$ 64,755, keeping them in treasury for subsequent cancellation.

The balance at December 31, 2015 totaled R$ 33,464 (R$ 686,923 at December 31, 2014).

3rd issue debentures

On July 24, 2012, the Company’s Board of Directors approved a proposal to raise funds from local financial market though issue of junior nonconvertible debentures of the Company, amounting up to R$2 billion, with a maximum seven-year term and firm underwriting.

On September 10, 2012, total 200,000 (two hundred thousand) junior unsecured registered nonconvertible debentures were issued in a single series, with par value of R$10,000.00 (ten thousand reais), totaling R$2 billion.

Remuneration is 100.00% of CDI, plus a spread of 0.75% p.a., based on 252 working days. These debentures yield interest with semiannual payments, with interest accrual period of five years, maturing on September 10, 2017. The par value of the debentures will be fully repaid in a lump sum, at maturity date.

Debentures are not subject to scheduled reset.

Funds obtained through this limited offering were allocated to: (i) direct investments in 4G wireless telephony services, more specifically to settle the price of the authorization obtained in the 4G auction; and (ii) sustaining liquidity and rescheduling of other debts already assumed by the Company.

Transaction costs in connection with this issue, amounting to R$ 355 as of December 31, 2015 (R$ 567 as of December 31, 2014), were allocated to a contra-liabilities account as deferred cost and are recognized as financial expenses, under the contractual terms of this issue.

The balance, net of transaction costs, at December 31, 2015 totaled R$ 2,086,862 (R$ 2,071,258 at December 31, 2014).

4th issue debentures

On April 11, 2013, Company’s Board of Directors approved a proposal to raise funds in the local market by issuing junior nonconvertible debentures in the amount of R$1.3 billion.

The net proceeds from this issue were fully used in amortizing future debts, in capital expenditures for the projects developed and in improving the Company’s financial liquidity.

Total 130,000 debentures were issued, with par value of R$ 10,000.00. The debentures have a five-year (5) maturity as from their issue date, April 25, 2013, thereby maturing at April 25, 2018. The par value of debentures will not be monetarily restated. Remuneration is 100.00% of CDI, plus a spread of 0.75% p.a., based on 252 working days.

The transaction costs associated with this issue at December 31, 2015 totaled R$635 (R$918 at December 31, 2014).

The balance, net of transaction costs, at December 31, 2015 totaled R$1,332,780 (R$1,326,296 at December 31, 2014).

e) Contingent consideration

As part of the Stock Purchase Agreement and Other Covenants executed by the Company and Vivendi for the acquisition of all GVTPart-issued shares, a contingent consideration was defined for the court deposits made by GVT for the monthly installments of deferred income and social contribution taxes on the amortization of goodwill arising from the corporate restructuring process completed by GVT in 2013. In September 2014, GVT filed for a cancellation of the judicial review and the return of amounts deposited with the courts.

If GVT succeeds in receiving (being reimbursed, refunded of or netting) these funds, they will be returned to Vivendi, as long as they are obtained in a final unappealable decision. The period for returning such amount is of up to 15 years.

The amount calculated on the effective date of acquisition of control in GVTPart. (Note 4) is R$344,217, recorded as "Judicial deposits, non-current" at GVT. This amount is subject to monthly monetary restatement by both GVT and the Company at the Central Bank of Brazil Overnight (SELIC) rate.

The balance of this contingent consideration at December 31, 2015 was R$377,721.

f) Repayment schedule

At December 31, 2015, breakdown of noncurrent loans, financing, finance lease, debentures and contingent consideration by year of maturity is as follows:

Year	Loans and financing	Debentures	Finance lease	Contingent consideration	Total
2017	1,886,900	1,999,645	33,516	-	3,920,061
2018	847,239	1,349,348	31,109	-	2,227,696
2019	640,058	47,047	28,933	-	716,038
2020	234,518	13,875	22,362	-	270,755
2021 onwards	207,478	13,875	144,675	377,721	743,749
Total	3,816,193	3,423,790	260,595	377,721	7,878,299

g) Covenants

There are loans and financing and debentures, presented in tables of Notes 21b) and 21d), respectively, which have specific clauses for penalty in case of breach of contract. A breach of contract provided for in the agreements made with the institutions listed above is characterized by noncompliance with covenants, breach of a clause, resulting in the early settlement of the contract.

The Company has loans and financing taken out from BNDES, the balance of which as of December 31, 2015 was R$3,359,288 (R$2,252,924 as of December 31, 2014). In accordance with the agreements, there are financial and economic ratios that should be considered on a semiannual and annual basis. At these dates, all economic and financial ratios provided for under the agreements in effect were met.

The debentures of 4th issue (series 3), of 3rd issue (single series, net of issue costs) and of 4th issue (single series, net of issue costs) whose balances at December 31, 2015 totaled R$3,453,106 (R$4,084,477 at December 31, 2014) have economic and financial ratios that should be calculated on a quarterly basis. At these dates, all economic and financial ratios provided for under the agreements were met.

Debentures of Minas Comunica Program, amounting to R$91,608 at December 31, 2015 (R$82,186 at December 31, 2014), include covenants as for in-court and out-of-court reorganization, liquidation, spin-off, insolvency, voluntary bankruptcy or bankruptcy, lack of payment, noncompliance with non-fiduciary commitments and compliance with certain financial ratios. At these dates, all these covenants were met.

h) Guarantees

At December 31, 2015, guarantees were given for part of loans and financing of the Company and GVT, as follows:

Creditors	Balances	Guarantees
BNDES	R$1,227,724 (URTJLP) R$594,118 (UMBND) R$226,798 (PSI) R$1,181,774 (URTJLP) R$147,525 (UMSELIC) R$30,722 (UMIPCA) R$177,844 (Pre)

·   Agreement (2011) Guarantee in receivables referring to 15% of the higher of debt balance or 4 (four) times the highest installment.

·   Agreement (PSI): disposal of financed assets.

·   GVT Agreement (2008, 2011 and 2014): assignment of receivables up to a limit of 20% of the debt balance for the transaction, or 5 times the last installment due on each subcredit facility including the debt principal, interest, commission, conventional penalty, fines and other charges provided therein.

BNB	R$54,039 R$45,095

·   Bank guarantee granted by Banco Bradesco S.A. equivalent to 100% of financing debt balance.

·   Establishment of a liquidity fund represented by short-term investments equivalent to three amortization installments, based on the average installment after the grace period. Balances of R$29,010 and R$60,454 at December 31, 2015 and 2014, respectively.

·   Bank guarantee granted by Banco Safra equivalent to 100% of financing debt balance.

·   Establishment of a liquidity fund represented by short-term investments equivalent to three amortization installments, based on the average installment after the grace period. Balance of R$9,795 at December 31, 2015.

i) Changes

Changes in loans and financing, debentures, finance lease and contingent consideration are as follows:

	Loans and financing	Debentures	Finance lease	Financing - suppliers	Contingent consideration	Total
Balance at 12.31.13	4,233,062	4,301,615	218,878	-	-	8,753,555
Inflows	287,084	31,489	8,269	-	-	326,842
Government grant (Note 20)	(32,353)	-	-	-	-	(32,353)
Financial charges	245,036	465,215	28,729	-	-	738,980
Issue costs	-	549	-	-	-	549
Monetary and foreign exchange restatement	184,155	-	-	-	-	184,155
Write-offs (payments)	(1,514,731)	(632,205)	(25,532)	-	-	(2,172,468)
Balance at 12.31.14	3,402,253	4,166,663	230,344	-	-	7,799,260
Inflows	1,285,210	-	74,784	1,132,357	-	2,492,351
Government grant (Note 20)	(1,606)	-	-	-	-	(1,606)
Financial charges	308,250	529,012	21,010	29,243	33,504	921,019
Issue costs	-	495	-	-	-	495
Monetary and foreign exchange restatement	1,161,379	-	-	-	-	1,161,379
Write-offs (payments)	(8,269,445)	(1,151,456)	(29,454)	(102,499)	-	(9,552,854)
Business combinations (Note 4)	6,887,448	-	-	169,581	344,217	7,401,246
Balance at 12.31.15	4,773,489	3,544,714	296,684	1,228,682	377,721	10,221,290

22) OTHER LIABILITIES

	12.31.15	12.31.14
Authorization licenses (a)	952,651	1,178,978
Grouping of split shares (b)	32,252	388,975
Liabilities with related parties (Note 30)	121,986	119,803
Payment for license renewal (c)	151,496	275,839
Third-party withholdings (d)	196,626	204,227
Amounts to be refunded to subscribers	113,354	43,445
Exchange of fiber optics and PPDUR (e)	18,560	-
Other liabilities	89,654	70,141
Total	1,676,579	2,281,408
Current	1,010,657	1,322,616
Noncurrent	665,922	958,792

(a)	Refers to a portion of the Company’s liability arising from an agreement entered into with ANATEL, whereby the operators that won this auction organized EAD, a company responsible for equally performing all TV and RTV channel redistribution procedures and solutions to harmful interference in radio communication systems.

(b)	Refers to credit provided to shareholders benefiting from remaining shares (common and preferred) arising from grouping and splitting of the shares of the Company and merged companies.

(c)	Refers to charges for the renewal of STFC and SMP licenses (Note 1b).

(d)	Refers to withholding tax on payroll and on IOE and service provision.

(e)	Optical fiber exchange: refers to receipt of optical fiber cable, installed in the south region of Brazil. The original amount of this agreement was recorded in PP&E. The realization of this obligation arises from service provision for 17 years, beginning 2002, there being no interest on the remaining balance. Balance payable by GVT at December 31, 2015 totaled R$7,717.

Public Price for the Radio Frequency Right of Use (PPDUR): The telecommunications legislation established that the price paid for a Mirror License included the right to use any frequencies necessary for meeting expansion goals for 20 years, with no additional cost. However, ANATEL included in the bidding process of Mirror Companies of Region II a provision in that, if the price paid by the winner was lower than the price for using the frequencies, the difference should be paid by the winner. In November 2014, after legal discussions between GVT and ANATEL, REFIS was granted with a discount of R$16,217, with a balance payable of R$18,530, and 15% thereof were settled (R$ 2,780), with the remaining balance to be paid in 30 installments. Balance payable at December 31, 2015 totaled R$10,843.

23)	EQUITY

a) Capital

Primary Offering of Shares

Due to the Primary Offering of Shares, ended on May 6, 2015, the Company’s Board of Directors approved capital increases within the limits of its authorized capital provided for in Article 4 of the Company's Bylaws with the exclusion of preemptive rights of the existing shareholders, under Article 172 of Law No. 6404 / 76, as follows:

·	At a meeting held on April 28, 2015, the Board of Directors unanimously approved the subscription of 121,711,240 registered book-entry common shares with no par value for unit issue price of R$38.47 and 236,803,588 registered book-entry preferred shares with no par value for unit issue price of R$47.00, both issued by the Company. Accordingly, the Company’s capital rose from R$37,798,110 to R$53,610,110, divided into 503,046,911 common and 978,737,161 preferred shares.

·	At a meeting held on April 30, 2015, the Company’s Board of Directors unanimously approved a capital increase of R$ 295,285, through the issue of 6,282,660 preferred registered, book-entry common shares with no par value at the unit issue price of R$ 47.00. Accordingly, the Company's capital increased from R$ 53,610,110 to R$ 53,905,395, and is divided into 503,046,911 common and 985,019,821 preferred shares.

Incorporation of GVTPart. shares

The Special Shareholders’ Meeting held on May 28, 2015, approved a capital increase of R$ 9,666,021, through the issue of 68,597,306 common and 134,320,885 preferred book-entry, no-par-value Company shares due to the incorporation of GVTPart. shares. Accordingly, the Company's capital increased from R$ 53,905,395 to R$ 63,571,416, divided into 571,644,217 common 1,119,340,706 preferred shares.

Company share swap transactions between Telefónica and FrHolding108

On June 24, 2015, there was conclusion of the share swap transaction ("swap") between Telefónica and FrHolding108, whereby FrHolding108 transferred to Telefónica 76,656,559 shares representing 4.5% of the Company's capital, being 68,597,306 common shares representing 12% of that type of shares and 8,059,253 preferred shares representing 0.72% of the shares of that type issued by the Company, in exchange of 1,110,000,000 shares representing 8.2% of the common shares of Telecom Itália, previously held by TELCO, a subsidiary of Telefónica.

On July 29, 2015, after close of business on the New York Stock Exchange, Vivendi disposed of 67,861,632 preferred shares of the Company, representing 4% of its share capital. On the same date, the share swap transaction was concluded between Telefónica and FrHolding108, thus resulting in the transfer of 46,000,000 shares issued by Telefónica held in treasury to FrHolding108, in exchange for 58,400,000 preferred shares issued by the Company and held by FrHolding108, transferred to Telefónica. As such, Telefónica’s equity interest in the Company increased by 5.2% in relation to total preferred shares and 3.5% in relation to the Company's total share capital. On the other hand, equity interest of FrHolding108 in the Company was reduced in the same proportion and therefore, as from such date, FrHolding108 no longer holds any equity interest in the Company.

Distribution of capital

Paid-in capital at December 31, 2015 and 2014 amounted to R$63,571,416 and R$37,798,110, respectively. After all the events described above, subscribed and paid-in capital is divided into shares without par value, held as follows:

At December 31, 2015

	Common shares		Preferred shares		Grand total
Shareholders	Number	%	Number	%	Number	%, including treasury stock	%, except for treasury stock

Controlling Group	540,033,264	94.47%	704,207,855	62.91%	1,244,241,119	73.58%	73.69%
Telefónica Internacional S.A.	46,746,635	8.18%	360,532,578	32.21%	407,279,213	24.09%	24.12%
Telefónica S.A.	198,207,608	34.67%	305,122,195	27.26%	503,329,803	29.76%	29.81%
SP Telecomunicações Participações Ltda	294,158,155	51.46%	38,537,435	3.44%	332,695,590	19.67%	19.70%
Telefónica Chile S.A.	920,866	0.16%	15,647	0.00%	936,513	0.06%	0.06%

Noncontrolling shareholders	29,320,789	5.13%	415,132,117	37.09%	444,452,906	26.28%	26.31%
Other shareholders	29,320,789	5.13%	415,132,117	37.09%	444,452,906	26.28%	26.31%

Total outstanding shares	569,354,053	99.60%	1,119,339,972	100.00%	1,688,694,025	99.86%	100.00%

Treasury stock	2,290,164	0.40%	734	0.00%	2,290,898	0.14%	0.00%

Total shares	571,644,217	100.00%	1,119,340,706	100.00%	1,690,984,923	100.00%	100.00%

Book value per outstanding share					R$ 40.60

At December 31, 2014

	Common shares		Preferred shares		Grand total
Shareholders	Number	%	Number	%	Number	%, including treasury stock	%, except for treasury stock

Controlling Group	350,127,371	91.76%	480,624,588	64.60%	830,751,959	73.81%	73.96%
Telefónica Internacional S.A.	58,859,918	15.43%	271,707,098	36.53%	330,567,016	29.38%	29.44%
Telefónica S.A.	97,976,194	25.68%	179,862,845	24.17%	277,839,039	24.68%	24.73%
SP Telecomunicações Participações Ltda	192,595,149	50.47%	29,042,853	3.90%	221,638,002	19.69%	19.73%
Telefónica Chile S.A.	696,110	0.18%	11,792	0.00%	707,902	0.06%	0.06%

Noncontrolling shareholders	31,208,300	8.17%	261,308,985	35.12%	292,517,285	25.98%	26.04%
Other shareholders	31,208,300	8.17%	261,308,985	35.12%	292,517,285	25.98%	26.04%

Total outstanding shares	381,335,671	99.93%	741,933,573	99.72%	1,123,269,244	99.78%	100.00%

Treasury stock	251,440	0.07%	2,081,246	0.28%	2,332,686	0.21%	0.00%

Total shares	381,587,111	100.00%	744,014,819	100.00%	1,125,601,930	100.00%	100.00%

Book value per outstanding share					R$ 40.02

According to its bylaws, the Company is authorized to increase its capital up to the limit of 1,850,000,000 (one billion, eight hundred fifty million) shares. The Board of Directors is the relevant body to decide about increase in the number and consequent issuance of new shares, within the authorized capital limit.

However, the Brazilian Corporation Law – Law No. 6404/76, article 166, IV – establishes that capital may be increased by means of a Special Shareholders’ Meeting resolution held to decide about amendments to the Articles of Incorporation, if authorized capital increase limit has been reached. Capital increases do not necessarily have to observe the proportion between the numbers of shares of each type. However, the number of preferred shares, nonvoting or with restricted voting, must not exceed 2/3 of the total shares issued.

Preferred shares are nonvoting, except for cases set forth in articles 9 and 10 of the bylaws, but have priority in the reimbursement of capital, without premium, and are entitled to dividends 10% higher than those paid on common shares, as per article 7 of the Company’s bylaws and item II, paragraph 1, article 17, of Law No. 6404/76.

Preferred shares will also have the right to vote if the Company fails to pay minimum dividend to which they are entitled, for three consecutive financial years. Such right shall be kept until payment of said dividend

b) Premium on acquisition of noncontrolling interests

In accordance the with accounting practices adopted in Brazil previously to the adoption of the IFRS, goodwill was recorded when shares were acquired at a higher value than their carrying amount, generated by the difference between the carrying amount of shares acquired and the transaction’s fair value. With the adoption of IAS 27R (IFRS 10 since 2013), the effects of all acquisition of shares from non-controlling shareholders are recorded under equity when there is no change in the controlling shareholding. Consequently, these transactions no longer generate goodwill or income, and the goodwill previously generated from acquisition from non-controlling shareholders was adjusted matched against the Company’s equity.

The balance of this account at December 31, 2015 totaled R$75,388 (R$70,448 at December 31, 2014).

c) Capital reserves

c.1) Special goodwill reserve

This represents the tax benefit generated by the merger of Telefónica Data do Brasil Ltda. which will be capitalized in favor of the controlling shareholder after tax credits are realized under the terms of CVM Rule No. 319/99. The balance of this account at December 31, 2015 and 2014 totaled R$63,074.

c.2) Other capital reserves

These include excess amounts in the issue or capitalization, in relation to the basic value of the share on the issue date and direct costs (net of taxes) related to capital increases. For the year ended December 31, 2015, there were the following changes in this account:

·	R$112,107, referring to cancellation of 2,332,686 shares issued by the Company, held in treasury, with 251,440 common and 2,081,246 preferred shares, as approved at the Special Shareholders’ Meeting held on March 12, 2015;

·	R$62,433, referring to direct costs (net of taxes) of Company capital increases on April 28, 2015 and April 30, 2015, arising from the Primary Offering of Shares; and

·	R$1,188,707, referring to the difference between the economic value of the merger of shares of GVTPart. and market value of shares, issued on the transaction closing date.

The balance of this account at December 31, 2015 totaled R$1,372,683 (R$2,735,930 at December 31, 2014).

c.3) Treasury stock

Company shares held in treasury at December 31, 2014 stem from the following processes: i) merger of TDBH (in 2006); ii) merger of Vivo Participações shares (in 2011), and iii) repurchase of common and preferred shares.

On March 12, 2015, the Special Shareholders’ Meeting approved the cancellation of 2,332,686 shares issued by the Company, held in treasury, of which 251,440 are common and 2,081,246 are preferred shares, represented by R$112,107.

The acquisition and merger of shares of GVTPart., on June 30, 2015, ended the term for shareholders to express their dissent in relation to the acquisition of GVTPart. (Note 4), as well as the incorporation of GVTPart. shares by the Company, with the consequent conversion of GVTPart. into wholly-owned subsidiary of the Company (“Operation”). Common and preferred Company shareholders who dissented from the decision taken at the Special Shareholders’ Meeting had the right to withdraw from the Company through reimbursement of the value of shares from proven holders on September 19, 2014 (inclusive), as disclosed in the Notice to Shareholders dated September 25, 2014.

Due to the Operation above, the Company paid R$87,805 to shareholders that exercised the right to dissent, including the case of shareholders that requested preparation of a special balance sheet, representing 2,290,989 shares, with 2,290,164 common and 734 preferred.

The balance of this account at December 31, 2015 totaled R$87,805 (R$112,107 at December 31, 2014).

d) Income reserves

d.1) Legal reserve

This legal reserve is set up by allocation of 5% of the net income for the year, up to the limit of 20% of the paid-up capital. Legal reserve will only be used to increase capital and offset accumulated losses.

The balance of this account at December 31, 2015 totaled R$1,703,643 (R$1,532,630 at December 31, 2014).

d.2) Special Reserve for Expansion and Modernization

In accordance with Article 196 of Law 6,404/76 and, based on capital budget to be submitted for consideration and approval by the General Meeting of Shareholders ("AGO") on December 31, 2015, the Company established a special reserve for expansion and modernization in the amount of R$ 700,000, which will be used as part of the capital budget for the 2016 exercise.

The balance of this item as of December 31, 2015 was R$ 700,000.

d.3) Tax incentive reserve

The Company has State VAT (ICMS) tax benefits in the states of Minas Gerais and Espírito Santo, referring to credits approved by the relevant bodies of said states, in connection with investments in the installation of SMP support equipment, fully operational, in accordance with the rules in force, ensuring that the localities listed in the call for bid be included in the SMP coverage area.

The portion of profit subject to the incentive was excluded from dividend calculation, and may be used only in the event of capital increase or loss absorption.

The balance of this account at December 31, 2015 totaled R$6,928 (R$1,849 at December 31, 2014).

e) Dividend and interest on equity

Additional dividends for 2014

On January 30, 2015, the Company’s Board of Directors approved distribution of interim dividends in the amount of R$2,750,000, based on profits posted at December 31, 2014, corresponding to R$2.296522661346 per common and R$2.526174927480 per preferred share.

The payment of these dividends amounting to R$855,405 and R$1,894,595 was made on June 12, 2015 and December 9, 2015, respectively, with individual payment to the shareholders, based on their equity interest contained in Company records at the end of and including February 10, 2015.

On April 9, 2015, the General Shareholders’ Meeting (GSM) approved the allocation of additional proposed dividends for 2014, which had not yet been distributed, amounting to R$ 18,592, equivalent to R$ 0.015526054057 and R$ 0.017078659463 per common and preferred share, respectively, to holders of common and preferred shares that were registered in the Company's records at the end of that day. The payment of these dividends was made on December 9, 2015, with individual payment to the shareholders, based on their equity interest contained in Company records at the end of and including February 10, 2015.

The balance of this proposed additional dividend at December 31, 2014 was R$2,768,592.

Interim dividend and interest on equity – 2015 and 2014

In 2015 and 2014, the Company allocated interim dividends and interest on equity, which were imputed to mandatory minimum dividends, as follows:

2015

	Dates			Gross amount			Net value			Amount per share (a)
Nature	Approval	Credit	Beginning of payment	Common	Preferred	Total	Common	Preferred	Total	Common	Preferred

Dividends	5/12/15	4/25/15	Up to 31/12/16	85,608	184,392	270,000	-	-	-	0.170179	0.187196
IOE	5/12/15	4/25/15	Up to 31/12/16	163,289	351,711	515,000	138,796	298,954	437,750	0.275910	0.303501
IOE	7/20/15	7/31/15	Up to 31/12/16	69,880	151,120	221,000	59,398	128,452	187,850	0.104325	0.114757
IOE	8/20/15	8/31/15	Up to 31/12/16	74,939	162,061	237,000	63,698	137,752	201,450	0.111878	0.123065
IOE	9/18/15	9/30/15	Up to 31/12/16	46,481	100,519	147,000	39,509	85,441	124,950	0.069392	0.076332
IOE	10/19/15	10/30/15	Up to 31/12/16	27,902	60,098	88,000	23,717	51,083	74,800	0.041541	0.045695
IOE	11/19/15	11/30/15	Up to 31/12/16	74,510	160,490	235,000	63,334	136,417	199,750	0.110934	0.122027
IOE	12/17/15	12/30/15	Up to 31/12/16	96,047	206,878	302,925	81,640	175,846	257,486	0.142998	0.157298
Total				638,656	1,377,269	2,015,925	470,091	1,013,945	1,484,036

2014

	Dates			Gross amount			Net value			Amount per share (a)
Nature	Approval	Credit	Beginning of payment	Common	Preferred	Total	Common	Preferred	Total	Common	Preferred

IOE	7/18/14	7/31/14	12/19/14	94,899	203,101	298,000	80,664	172,636	253,300	0.211530	0.232683
IOE	8/18/14	8/29/14	12/19/14	95,340	204,045	299,385	81,039	173,438	254,477	0.212513	0.233765
IOE	9/19/14	9/30/14	12/19/14	79,666	170,501	250,167	67,716	144,926	212,642	0.177577	0.195334
IOE	10/20/14	10/31/14	6/12/15	97,374	208,398	305,772	82,768	177,138	259,906	0.217047	0.238752
IOE	11/17/14	11/28/14	6/12/15	147,522	315,725	463,247	125,394	268,366	393,760	0.328828	0.361711
IOE	12/18/14	12/30/14	6/12/15	151,402	324,027	475,429	128,692	275,423	404,115	0.337475	0.371223
Total				666,203	1,425,797	2,092,000	566,273	1,211,927	1,778,200

(a)	The amounts of IOE are calculated and stated net of Withholding Income Tax (IRRF).

Dividends and IOE – 2015 and 2014

The dividends are calculated in accordance with the Company Articles of Incorporation and the Corporation Law. The table below shows the calculation of dividends and interest on equity for 2015 and 2014:

	2015	2014
Net income for the year	3,420,249	4,936,659
Allocation to legal reserve	(171,013)	(246,833)
Total	3,249,236	4,689,826
(-) Tax incentives - not distributable	(5,079)	(150)
Adjusted net income	3,244,157	4,689,676

Dividend and IOE distributed for the year:
Interest on equity (gross)	1,745,925	2,092,000
Interim dividends	270,000	-
Income available to be distributed	1,228,232	2,597,676
(+) Prescribed equity instruments	494,001	207,442
(-) Actuarial (gains)/losses recognized and effect of limitation of surplus plan assets, net of taxes and other changes	264,990	(36,526)
Proposed additional dividend	1,987,223	2,768,592

Proposal for Distributions:
Profits available for distribution to Reserve of Modernization and Expansion	700,000	-
Additional dividends payment to shareholders	1,287,223	2,768,592
Total	1,987,223	2,768,592

Mandatory minimum dividend - 25% of adjusted net income	811,039	1,172,419

The manner proposed by management for payment of dividends was:

For 2015: The remaining unallocated balance of net income for the year ended December 31, 2015, amounting to R$1,228,232, plus prescribed equity instruments in 2015 amounting to R$494,001 and other comprehensive income amounting to R$264,990, totaling R$1,987,223. The amount of R$ 700,000 were classified as "Special Reserve for Expansion and Modernization" and R$ 1,287,223 were classified as additional proposed dividends in accordance with the management proposal for allocation of income for the year, which will be submitted for approval of the Annual Shareholders’ Meeting.

For 2014: The remaining unallocated balance of net income for the year ended December 31, 2014, amounting to R$2,597,676, plus prescribed equity instruments in 2014, amounting to R$207,442, and less other comprehensive income amounting to (R$36,526), totaling R$2,768,592, were classified as additional dividends proposed for equity and in accordance with the management proposal for allocation of income fors the year, which was submitted and approved at the Annual Shareholders’ Meeting held on April 9, 2015.

Total proposed for deliberation - per share	2015	2014
Common shares	0,714874	2,312048
Preferred shares (1)	0,786362	2,543253

(1) 10% higher than the amount allocated to each common share, under article 7 of the Company Articles of Incorporation.

Interest on equity

As proposed by management, IOE was paid to shareholders in 2014 and 2013 pursuant to article 9 of Law No. 9249/95, net of withholding tax, as follows:

	2015	2014
Interest on equity, gross	2,015,925	2,092,000
Common shares	638,656	666,203
Preferred shares	1,377,269	1,425,797
Withholding income tax (IRRF)	(261,889)	(313,800)
Interest on equity, net	1,754,036	1,778,200

Exempt shareholders received full IOE, free from withholding income tax.

Unclaimed dividends and interest on equity

Pursuant to article 287, paragraph II, item “a” of Law No. 6404, of December 15, 1976, the dividends and interest on equity unclaimed by shareholders expire in 3 (three) years, as from the initial payment date. The Company reverses the amount of unclaimed dividends and IOE upon expiration to equity.

For the years ended December 31, 2015, 2014 and 2013, the Company reversed unclaimed dividends and interest on equity amounting to R$137,273, R$207,442 and R$116,825, respectively, which were included in calculations for Company dividend resolutions.

f. Other Comprehensive Income

Financial instruments available for sale: These refer to changes in fair value of financial assets available for sale.

Derivative transactions: These refer to the effective part of cash flow hedges until balance sheet date. The variation is particularly due to realization of derivatives related to acquisition and payment of GVTPart. in May 2015 (Note 4).

Currency translation difference of foreign investments: This refers to currency translation differences arising from the translation of financial statements of Aliança (jointly-controlled subsidiary).

Changes in other comprehensive income are as follows:

	Financial instruments available for sale	Derivative transactions	Currency translation adjustment - foreign investments	Total
Balances at 12.31.13	(2,658)	6,610	12,897	16,849
Exchange variation	-	-	(551)	(551)
Inflows from futures contracts	-	221,211	-	221,211
Loss on financial assets available for sale	(5,044)	-	-	(5,044)
Balances at 12.31.14	(7,702)	227,821	12,346	232,465
Exchange variation	-	-	21,679	21,679
Losses from futures contracts included in profit or loss	-	149,931	-	149,931
Gains arising from cash flow hedge reclassified to goodwill	-	(377,373)	-	(377,373)
Loss on financial assets available for sale	(1,234)	-	-	(1,234)
Balances at 12.31.15	(8,936)	379	34,025	25,468

g. Company Share Repurchase Program

In a meeting held on December 9, 2015, Company Board of Directors, in accordance with article 17, item XV, of the Articles of Incorporation, approved the repurchase of common and preferred shares issued by the Company, under CVM Ruling No. 567, of September 17, 2015, for acquisition of common and preferred shares issued by the Company for subsequent cancellation, disposal or to be held in treasury, without decreasing capital.

Through December 31, 2015, there were no acquisitions of shares in the Company share repurchase program for shares to be held in treasury, subsequently disposed of and/or cancelled.

24)	NET OPERATING REVENUE

	12.31.15	12.31.14	12.31.13
Gross operating income	60,997,496	52,602,904	51,908,060
Telecommunications services (a)	57,063,584	49,177,953	48,428,274
Sale of goods and devices	3,933,912	3,424,951	3,479,786

Deductions from gross operating income	(20,710,681)	(17,602,935)	(17,186,163)
Telecommunications services	(18,513,027)	(15,646,015)	(15,244,410)
Taxes	(13,573,095)	(12,034,863)	(11,915,391)
Discounts granted	(4,939,932)	(3,611,152)	(3,329,019)
Sale of goods and devices	(2,197,654)	(1,956,920)	(1,941,753)
Taxes	(590,774)	(468,919)	(458,522)
Discounts granted and returns	(1,606,880)	(1,488,001)	(1,483,231)
Net operating income	40,286,815	34,999,969	34,721,897

(a)	The amounts referring to infrastructure-related swap contracts, under the concept of agent and principal (IAS 18), which were not recognized as costs and revenues for the years ended December 31, 2015, 2014 and 2013, totaled R$210,636, R$154,861 and R$73,391, respectively (Note 25).

These include telephone services, use of interconnection network, data and SVA services, cable TV and other services.

No one customer contributed more than 10% of gross operating revenue for the years ended December 31, 2015 and 2014.

All amounts in net income are included in income and social contribution tax bases.

25) OPERATING COSTS AND EXPENSES

	12.31.15
	Cost of sales and services	Selling expenses	General and administrative expenses	Total
Personnel	(813,612)	(1,939,493)	(468,557)	(3,221,662)
Third-party services	(5,300,820)	(6,183,609)	(1,044,272)	(12,528,701)
Interconnection and network use	(2,595,894)	-	-	(2,595,894)
Publicity and advertising	-	(1,102,458)	-	(1,102,458)
Rent, insurance, condominium and connection media (a)	(2,051,055)	(156,663)	(186,691)	(2,394,409)
Taxes, charges and contributions	(1,616,920)	(5,264)	(65,599)	(1,687,783)
Estimated impairment losses of trade accounts receivable	-	(1,230,675)	-	(1,230,675)
Depreciation and amortization (b)	(5,269,588)	(1,181,216)	(364,147)	(6,814,951)
Cost of goods sold	(2,597,088)	-	-	(2,597,088)
Material, other costs and expenses	(100,099)	(206,099)	(13,193)	(319,391)
Total	(20,345,076)	(12,005,477)	(2,142,459)	(34,493,012)

	12.31.14
	Cost of sales and services	Selling expenses	General and administrative expenses	Total
Personnel	(549,353)	(1,684,431)	(445,483)	(2,679,267)
Third-party services	(4,024,576)	(5,703,257)	(795,288)	(10,523,121)
Interconnection and network use	(3,176,278)	-	-	(3,176,278)
Publicity and advertising	-	(940,952)	-	(940,952)
Rent, insurance, condominium and connection media (a)	(1,556,418)	(140,912)	(173,688)	(1,871,018)
Taxes, charges and contributions	(1,692,116)	(3,128)	(39,482)	(1,734,726)
Estimated impairment losses of trade accounts receivable	-	(896,336)	-	(896,336)
Depreciation and amortization	(4,067,310)	(893,900)	(334,379)	(5,295,589)
Cost of goods sold	(2,107,068)	-	-	(2,107,068)
Material, other costs and expenses	(49,556)	(203,809)	(15,483)	(268,848)
Total	(17,222,675)	(10,466,725)	(1,803,803)	(29,493,203)

	12.31.13
	Cost of sales and services	Selling expenses	General and administrative expenses	Total
Personnel	(522,085)	(1,397,550)	(612,313)	(2,531,948)
Third-party services	(3,581,735)	(5,559,200)	(804,556)	(9,945,491)
Interconnection and network use	(3,842,326)	-	-	(3,842,326)
Publicity and advertising	-	(837,801)	-	(837,801)
Rent, insurance, condominium and connection media (a)	(1,428,040)	(130,466)	(185,024)	(1,743,530)
Taxes, charges and contributions	(1,721,434)	(7,547)	(34,077)	(1,763,058)
Estimated impairment losses of trade accounts receivable	-	(741,274)	-	(741,274)
Depreciation and amortization	(4,265,113)	(862,146)	(516,051)	(5,643,310)
Cost of goods sold	(2,117,899)	-	-	(2,117,899)
Material, other costs and expenses	(63,535)	(150,186)	(25,870)	(239,591)
Total	(17,542,167)	(9,686,170)	(2,177,891)	(29,406,228)

(a)	The amounts referring to infrastructure-related swap contracts, under the concept of agent and principal (IAS 18), which were not recognized as costs and revenues for the years ended December 31, 2015, 2014 and 2013, totaled R$210,636, R$154,861 and R$73,391, respectively (Note 24).

(b)	The 2015 amounts include R$37.626 related to PIS and COFINS noncumulative.

26) OTHER OPERATING INCOME (EXPENSES), NET

	12.31.15	12.31.14	12.31.13
Recovered fines and expenses	538,239	418,139	327,724
Provision for labor, tax and civil contingencies, net	(1,057,794)	(775,390)	(838,829)
Net income (loss) upon asset disposal / loss	(4,512)	(10,266)	124,142
Other income (expenses)	(30,138)	(30,220)	3,568
Total	(554,205)	(397,737)	(383,395)

Other operating income	538,239	510,628	575,959
Other operating expenses	(1,092,444)	(908,365)	(959,354)
Total	(554,205)	(397,737)	(383,395)

27) FINANCIAL INCOME (EXPENSES)

	12.31.15	12.31.14	12.31.13
Financial Income
Gain from short term investments	832,872	629,476	625,506
Interest income (customers, taxes and others)	87,023	119,661	198,091
Gain on derivative transactions	2,910,914	641,296	454,828
Foreign exchange gain on loans and financing	203,754	153,953	139,686
Other gains with foreign exchange variation and monetary restatements	569,698	288,854	167,964
Other financial income	124,404	150,146	162,202
Total	4,728,665	1,983,386	1,748,277

Financial Expense
Loan, financing, debenture and finance lease charges	(921,019)	(738,980)	(596,535)
Foreign exchange loss on loans and financing	(1,365,133)	(338,108)	(344,094)
Loss on derivative transactions	(2,011,855)	(542,967)	(350,100)
Interest expense (financial institutions, provisions, trade accounts payable, taxes and other)	(216,729)	(184,010)	(229,086)
Other losses with foreign exchange variation and monetary restatements	(704,438)	(389,132)	(236,292)
IOF, Pis, Cofins and other financial expenses	(357,669)	(152,184)	(206,930)
Total	(5,576,843)	(2,345,381)	(1,963,037)
Financial income, net	(848,178)	(361,995)	(214,760)

28) INCOME AND SOCIAL CONTRIBUTION TAXES

The Company and its subsidiaries recognize income and social contribution taxes on a monthly basis, on an accrual basis, and pay the taxes based on estimates, in accordance with the trial balances for tax-reduction/tax-suspension purposes. Taxes calculated on profits until the month of the financial statements are recorded in liabilities or assets, as applicable.

Reconciliation of tax expense to statutory tax rates

Reconciliation of the reported tax expense and the amounts calculated by applying the statutory tax rate of 34% (income tax of 25% and social contribution tax of 9%) is shown in the table below for the years ended December 31, 2015 and 2014.

	12.31.15	12.31.14	12.31.13
Income before taxes	4,393,456	4,753,974	4,662,364
Income and social contribution tax expenses – at 34%	(1,493,775)	(1,616,351)	(1,585,204)
Permanent and temporary differences
Equity pickup, net of interest on equity received effects	692	2,360	(22,684)
Expired dividends	(6,552)	(17,860)	(9,241)
Deferred taxes recognized in subsidiaries on income and social contribution tax losses and temporary differences referring to prior years	-	-	255,778
Non-deductible expenses, gifts, incentives	(139,752)	(122,353)	(118,479)
Deferred tax adjustments – Law No. 12973/14 (a)	-	1,195,989	-
Deferred taxes not recognized in subsidiaries on income and social contribution tax losses	-	-	(24,939)
Tax benefit related to interest on equity allocated	593,615	711,280	590,920
Other (additions) exclusions	72,565	29,620	(32,570)
Tax (expense) benefit	(973,207)	182,685	(946,419)

Effective rate	22.2%	-3.8%	20.3%
Current income and social contribution taxes	(939,500)	(567,014)	(623,768)
Deferred income and social contribution taxes	(33,707)	749,699	(322,651)

(a)	After Law No. 12973 came into force (Provisional Executive Order No. 627/13), published on May 14, 2014, the Company reviewed the tax bases for certain intangible assets resulting from business combinations, representing a positive net effect on deferred income and social contribution taxes amounting to R$1,195,989 for the year ended December 31, 2014.

Breakdown of the changes in components of deferred income and social contribution taxes on temporary differences is shown in Note 8.2.

29) EARNINGS PER SHARE

Basic and diluted earnings per share were calculated by dividing profit attributed to the Company’s shareholders by the weighted average of the number of outstanding common and preferred shares for the year. The transactions that generated the issue of common and preferred Company shares over the years ended December 31, 2015 and 2014 are detailed in Note 23.

The table below sets out the calculation of earnings per share for the years ended December 31, 2015 and 2014:

	12.31.15	12.31.14	12.31.13
Net income for the year attributed to shareholders:	3,420,249	4,936,659	3,715,945
Common	1,083,911	1,572,094	1,183,354
Preferred	2,336,338	3,364,565	2,532,591

Number of shares:	1,491,131	1,123,269	1,123,269
Weighted average of outstanding common shares for the year	503,842	381,335	381,335
Weighted average of outstanding preferred shares for the year	987,289	741,934	741,934

Basic and diluted earnings per share:
Common shares	2.15	4.12	3.10
Preferred shares	2.37	4.53	3.41

30) BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The main balances of assets and liabilities with related parties arise from transactions with companies related with the controlling group, which were performed at prices and under the conditions agreed by the parties, as under:

a)	Fixed and mobile telephone services provided by companies of Telefónica Group;

b)	Digital TV services provided by Media Networks Latino América;

c)	Lease and maintenance of safety equipment provided by Telefônica Inteligência e Segurança Brasil;

d)	Corporate services passed through at the cost effectively incurred on those services;

e)	Systems development and maintenance services provided by Telefónica Global Technology;

f)	International transmission infrastructure for a number of data circuit and roaming services provided by Telefónica International Wholesale Brazil, Telefónica International Wholesale Services Spain and Telefónica USA;

g)	Administrative management services (financial service, property, accounting and human resources) provided by Telefônica Serviços Empresariais do Brasil;

h)	Logistics and courier services provided by Telefônica Transportes e Logística. In 2015, the amounts refer to the period from January to October 2015, when this company was acquired by TData;

i)	Content provider services rendered by Terra Networks Brasil;

j)	Data communications and integrated solution services provided by Telefónica International Wholesale Services Spain and Telefónica USA;

k)	Long-distance calls and international roaming services provided by companies of Telefónica Group;

l)	Refund of expenses and sundry expenses paid by the Company to be refunded by companies of the Telefónica Group;

m)	Brand Fee, for the assignment of rights to use the brand paid to Telefónica;

n)	Stock option plan to employees of the Company and subsidiaries, linked to the acquisition of Telefónica shares;

o)	Cost Sharing Agreement (CSA) for the reimbursement of expenses relating to digital business to Telefónica International and Telefónica Digital.

p)	Lease of buildings to companies of the Telefónica Group;

q)	Financial Clearing House Roaming, inflows of funds for payments and receipts derived from roaming operation between companies of the group by Telfisa.

r)	Web-based learning integrated solutions.

s)	Factoring transactions, line of credit for services provided by Group suppliers.

t)	Social Investment to Fundação Telefônica, using innovative technologies to enhance learning and knowledge, contributing to personal and social development.

u)	Tube network use right assignment agreements, optical fiber tube lease services, right-of-way occupation agreements with various highway concessionaires provided by AIX.

v)	Plataforma Adquira Sourcing, web-based solution for negotiating purchase and sale of all kinds of goods and services provided by Telefónica Compras Electrónicas;

x)	Digital Media; services related to sale and exploitation of in-store and outdoor Digital Marketing provided by Telefônica On The Spot Soluções Digitais Brasil;

A summary of balances with related parties is as follows:

		Balance sheet - Assets
		At 12.31.15				At 12.31.14
		Current assets			Noncurrent assets	Current assets		Noncurrent assets
Parent	Type of transaction	Cash and cash equivalents	Trade accounts receivable, net	Other assets	Other assets	Accounts receivable, net	Other assets	Other assets
Companies
SP Telecomunicações Participações	l)	-	16	3,984	532	71	12,798	4,082
Telefónica Internacional	d) / l)	-	-	124,775	-	-	877	13,264
Telefónica	l)	-	-	3,248	6	-	2,339	-
		-	16	132,007	538	71	16,014	17,346
Other companies of the Group
Telefónica USA	j)	-	4,909	-	-	4,114	-	-
Telefónica Chile	k)	-	-	837	-	-	2,506	-
Telefónica Peru	k)	-	912	-	-	485	-	-
Telefônica Engenharia de Segurança do Brazil	a) / d) / l)	-	301	569	350	602	608	350
Telefónica International Wholesale Services Brazil	a) / d) / K / l)	-	10,416	172	76	5,633	476	76
Telefónica International Wholesale Services Espanha	j) / k)	-	117,356	-	-	60,696	-	-
Telefónica Moviles Del Espanha	k)	-	15,555	-	-	6,464	-	-
Telefônica Serviços Empresariais do Brazil	a) / d) / l) / p)	-	4,357	1,681	3,236	2,889	517	743
Telefônica Transportes e Logistica	a) / d) / l) / p)	-	-	-	-	678	169	84
Terra Networks Brazil	a) / d) / l)	-	4,651	7,440	46	4,483	7,434	19
Telefónica Global Technology	l)	-	1,934	9,353	-	1,315	6,458	-
Telefônica Digital España	l)	-	-	-	-	-	-	15,921
Telefônica Learning Services Brazil	a)	-	58	-	-	84	-	-
Telefônica On The Spot Soluções Digitais Brazil	a) / l)	-	398	6	-	184	4	-
Companhia AIX de Participações	a)	-	8	-	-	35	-	-
Telefônica Factoring do Brazil	a) / d)	-	4	4	13	6	4	29
Colombia Telecomunicaciones S.A. ESP	k)	-	1,932	4,827	-	1,611	3,661	-
Wayra Brazil Aceleradora de Projetos	a) / d) / l)	-	72	3	515	173	3	120
Telefónica Moviles Argentina	k)	-	2,057	-	-	838	-	-
Telefónica Moviles Del Chile	k)	-	8,708	417	-	7,197	316	-
Pegaso PCS	k)	-	5,175	-	-	3,534	-	-
Otocel	k)	-	123	-	-	339	-	-
Telefónica Moviles Del Uruguay	k)	-	916	-	-	222	-	-
Telefonica UK LTD.(O2 UK LTD)	k)	-	15,615	-	-	7,419	-	-
T.O2 Germany GMBH CO. OHG	k)	-	6,811	-	-	3,778	-	-
Telcel Telecom. Celulares C. A.	k)	-	2,530	-	-	521	-	-
Telefónica Moviles Panama	k)	-	1,137	-	-	862	-	-
MFS Serviços de Meios de Pagamento	a) / d)	-	53	6	-	46	6	-
Telfisa	q)	99,609	-	-	-	-	-	-
Other	a) / d) / k) / l)	-	953	67	145	769	65	113
		99,609	206,941	25,382	4,381	114,977	22,227	17,455
Total		99,609	206,957	157,389	4,919	115,048	38,241	34,801

		Balance sheet - Liabilities
		At 12.31.15			At 12.31.14
		Current liabilities		Noncurrent liabilities	Current liabilities		Noncurrent liabilities
Parent	Type of transaction	Suppliers and trade accounts payable	Other liabilities	Other liabilities	Suppliers and trade accounts payable	Other liabilities	Other liabilities
Companies
SP Telecomunicações Participações	l)	-	-	57	3,759	2,062	6,029
Telefónica Internacional	l) / o)	63,280	-	-	59,069	-	-
Telefónica	l) m) / n)	898	86,596	-	271	86,081	13,522
		64,178	86,596	57	63,099	88,143	19,551
Other companies of the Group
Telefónica USA	f)	17,786	122	202	-	77	137
Telefónica Peru	k)	2,894	-	-	553	-	-
Telefônica Engenharia de Segurança do Brazil	c)	5,234	-	8	3,281	-	8
Telefónica International Wholesale Services Brazil	d) / f) / l)	35,299	1,673	378	67,304	1,470	378
Telefónica International Wholesale Services Espanha	f) / k)	16,501	19,208	-	46,271	6,638	-
Telefónica Moviles Del Espanha	k)	14,437	-	-	6,859	-	-
Telefônica Serviços Empresariais do Brazil	g) / l)	1,904	2,115	1,745	7,000	24	560
Telefônica Transportes e Logistica	h)	-	-	-	20,816	270	259
Terra Networks Brazil	i)	5,647	78	769	2,439	78	769
Telefónica Global Technology	e)	14,071	-	-	12,950	-	-
Telefônica Digital España	o)	30,311	-	-	18,570	590	-
Media Networks Latina America SAC	b)	45,866	-	-	18,128	-	-
Telefônica Learning Services Brazil	r)	10,607	-	-	7,597	-	-
Telefônica On The Spot Soluções Digitais Brazil	x)	1,213	-	-	55	-	-
Companhia AIX de Participações	u)	1,601	-	-	-	-	-
Telefônica Factoring do Brazil	s)	-	8,400	-	-	232	-
Colombia Telecomunicaciones S.A. ESP	k)	1,500	-	-	1,238	-	-
Telefónica Compras Electrónicas	v)	14,738	-	-	-	-	-
Telefónica Moviles Argentina	k)	8,027	-	-	5,839	-	-
Telefónica Moviles Del Chile	k)	9,758	-	-	6,627	-	-
Pegaso PCS	k)	354	-	-	641	-	-
Otocel	k)	3,056	-	-	974	-	-
Telefónica Moviles Del Uruguay	k)	1,342	-	-	914	-	-
Telefonica UK LTD.(O2 UK LTD)	k)	4,800	-	-	2,918	-	-
T.O2 Germany GMBH CO. OHG	k)	991	-	-	742	-	-
Telcel Telecom. Celulares C. A.	k)	416	-	-	338	-	-
Telefónica Moviles Panama	k)	362	-	-	339	-	-
MFS Serviços de Meios de Pagamento	l)	75	-	-	19	-	-
Telefonica Global Roaming	k)	2,744	-	-	-	-	-
Other	k) / t)	599	22	613	3,573	5	614
		252,133	31,618	3,715	235,985	9,384	2,725
Total		316,311	118,214	3,772	299,084	97,527	22,276

		Income statements
Parent	Nature of transactions	12.31.15	12.31.14	12.31.13
Companies
SP Telecomunicações Participações	d) / l)	(240)	(18,292)	(41,366)
Telefónica Internacional	d) / l) / o)	120,575	113,349	(181,731)
Telefónica	l) / m) / n)	(372,167)	(337,975)	(300,374)
		(251,832)	(242,918)	(523,471)
Other companies of the Group
Telefónica USA	f) / j)	(12,917)	1,692	(2,418)
Telefónica Chile	k)	215	(56)	1,181
Telefónica Peru	k)	(3,190)	(793)	32
Telefônica Engenharia de Segurança do Brazil	a) / c) / d) / l)	(24,660)	(6,787)	(5,419)
Telefónica International Wholesale Services Brazil	a) / d) / f) / l)	(237,529)	(190,702)	(191,910)
Telefónica International Wholesale Services Espanha	f) / j) / k)	66,101	10,800	16,405
Telefónica Moviles Del Espanha	k)	(885)	(2,464)	(1,329)
Telefônica Serviços Empresariais do Brazil	a) / d) / g) / l) / p)	(6,468)	(59,523)	(75,660)
Telefônica Transportes e Logistica	a) / d) / h) / l)/ p)	(53,657)	(78,500)	(87,127)
Terra Networks Brazil	a) / d) / i) / l)	(20,123)	6,323	3,296
Telefónica Global Technology, S.A.U.	e) / l)	(9,456)	(20,351)	-
Telefônica Digital España	l) / o)	(52,296)	(3,446)	-
Media Networks Latina America SAC	b) / l)	(39,234)	868	-
T. learning Services Brazil	a) / r)	(44,685)	(17,648)	-
Telefônica On The Spot Soluções Digitais Brazil	a) / l) x)	(1,276)	658	-
Companhia AIX de Participações	a) / u)	(19,184)	(18,417)	-
Telefônica Factoring do Brazil	a) / d) / s)	124	999	-
Fundação Telefônica	a) / d) / l) t)	(10,283)	(11,445)	-
Colombia Telecomunicaciones S.A. ESP	k)	(188)	(481)	-
Telefónica Compras Electrónicas	v)	(13,692)	(2,549)	-
Wayra Brazil Aceleradora de Projetos	a) / d) / l)	3,336	5,359	-
Telefónica Moviles Argentina	k)	(7,675)	(1,003)	-
Telefónica Moviles Del Chile	k)	(3,405)	(403)	-
Pegaso PCS	k)	(2,503)	(1,642)	-
Otocel	k)	(635)	(107)	-
Telefónica Moviles Del Uruguay	k)	(1,705)	(1,854)	-
Telefonica UK LTD.(O2 UK LTD)	k)	854	(379)	-
T.O2 Germany GMBH CO. OHG	k)	(1,412)	(2,611)	-
Telcel Telecom. Celulares C. A.	k)	1,920	168	-
Telefónica Moviles Panama	k)	(480)	(331)	-
MFS Serviços de Meios de Pagamento	a) / d) / l)	(2,295)	(19)	-
Telefonica Global Roaming	k)	(3,981)	-	-
Other	a) / d) / k) / l)	(132)	(14,682)	(32,741)
		(501,396)	(409,326)	(375,690)
Total		(753,228)	(652,244)	(899,161)

Management compensation

Key management personnel compensation paid by the Company to its Board of Directors and Statutory Officers for the years ended December 31, 2015, 2014 and 2013 totaled R$82,582, R$22,174 and R$32,436, respectively. Out of this amount, R$40,328 (R$16,793 at December 31, 2014 and R$28,022 at December 31, 2013) correspond to salaries, benefits and social charges and R$42,254 (R$5,381 at December 31, 2014 and R$4,414 at December 31, 2013) to variable compensation.

These amounts were recorded as expenses with personnel under the General and administrative expenses (Note 25).

For the years ended December 31, 2015, 2014 and 2013, the Company’s Directors and Board of Executive Officers did not receive any pension, retirement pension or other similar benefits.

31)	INSURANCE COVERAGE

The policy of the Company and its subsidiaries, as well as of Telefónica Group, includes maintenance of insurance coverage for all assets and liabilities involving significant and high-risk amounts, based on management’s judgment and following Telefónica corporate program guidelines. Risk assumptions adopted, given their nature, are not included in financial statement audit scope and, as a result, were not reviewed by our independent auditor.

At December 31, 2015, maximum limits of claims (established pursuant to the agreements of each company consolidated by the Company) for significant assets, liabilities or interests covered by insurance and their respective amounts were R$850,000 for operational risks (with loss of profit) and R$75,000 for general civil liability.

32)	SHARE-BASED PAYMENT PLANS

The Company's controlling shareholder, Telefónica, has different share-based payment plans based on the share quotes, which were also offered to management and employees of its subsidiaries, among which, Telefónica Brasil and its subsidiaries.

Fair value of options is estimated on the grant date, based on the binomial model for pricing options which considers terms and conditions of instruments granted.

The Company and its subsidiaries refund Telefónica for the fair value of the benefit granted to management and employees on grant date.

Significant plans effective as of December 31, 2015 are detailed below:

a)	Performance & Investment Plan (“PIP”)

The General Shareholders' Meeting of Telefónica, held on May 18, 2011, approved a long-term program to acknowledge the commitment, differentiated performance and high potential of its executives at global level, by granting them Telefónica shares.

Participants of the plan do not need to pay for the shares initially granted to them and may increase the number of shares possible to be received by the end of the plan if they decide for a joint investment in their PIP. Co-investment requires that the participant buy and maintain, to the end of the cycle, a number equivalent to 25% of shares initially granted thereto by Telefónica. On participant’s co-investment, Telefónica will increase initial shares by 25%.

Initially, the plan is expected to remain effective for 3 years. The cycles are independent of one another. The number of shares is reported at the beginning of the cycle and, after 3 years from grant date, shares are transferred to the participant if goals are achieved.

Issuance of shares is conditional upon: (i) maintenance of active employment relationship within the Telefónica Group on the cycle consolidation date; and (ii) achievement, by Telefónica, of results representing fulfillment of the objectives established for the plan.

The level of success is based on the comparison of the growth in shareholder return considering price and dividends (Total Shareholder Return - TSR) of Telefónica share, vis-à-vis the evolution of TSRs of companies in the predefined Comparison Group.

In 2014, extension of this program for other 3 cycles of 3 years each was approved, beginning on October 1, 2014 until September 30, 2017. The number of shares is informed at the beginning of the cycle and after the period of 3 years from the granting date, also shares are transferred to participants if the TSR target is achieved.

The 2012-2015 cycle was completed in June 2015, achieving the TSR target. Sixty eight (68) Company executives obtained the right to receive 258,552 Telefónica shares.

The next share distributions are scheduled as follows:

·	The 2013-2016 cycle takes place in June 2016 with 72 Company executives (including two executives appointed under the terms of the Company’s Articles of Incorporation), holding the right to potentially receive 274,572 Telefónica shares.

·	The 2014-2017 cycle takes place in September 2017, with 77 Company executives (including two executives appointed under the terms of the Company’s Articles of Incorporation), holding the right to potentially receive 368,983 Telefónica shares.

·	The 2015-2018 cycle takes place in September 2018, with 128 Company executives (including two executives appointed under the terms of the Company’s Articles of Incorporation), holding the right to potentially receive 771,058 Telefónica shares.

The maximum number of outstanding shares attributed to cycles open at December 31, 2015 is as follows:

Cycles	Initial number of shares + Co-investment (Executive assets)	Par value in Euros – share price as of 12.31.15	Final date
3rd cycle - July 1, 2013	274,572	10.24	June 30, 2016
4th cycle - October 1, 2014	368,983	10.24	September 30, 2017
5th cycle - October 1, 2015	771,058	10.24	September 30, 2018

b)	Talent for the Future Share Plan (“TFSP”)

The General Shareholders' Meeting of Telefónica, held in 2014, approved a long-term program to acknowledge the commitment, differentiated performance and high potential of its executives at global level, by granting them Telefónica shares.

The participants do not have to pay for the shares initially attributed to them. Initially, the plan is expected to remain effective for 3 years. The cycle began on October 1, 2014 and will be effective to September 30, 2017. The number of shares is reported at the beginning of the cycle and, after three years from grant date, shares are transferred to the participant if goals are achieved.

Issuance of shares is conditional upon: (i) maintenance of active employment relationship within the Telefónica Group on the cycle consolidation date; and (ii) achievement, by Telefónica, of results representing fulfillment of the objectives established for the plan. The level of success is based on the comparison of the growth of shareholder return considering price and dividends (Total Shareholder Return - TSR) of Telefónica share, vis-à-vis the evolution of TSRs of companies in the predefined Comparison Group.

The maximum number of outstanding shares attributed to the first and second cycles at December 31, 2015 is as follows:

Cycles	Initial number of shares + Co-investment (Executive assets)	Par value in Euros – share price as of 12.31.15	Final date
1st cycle - October 1, 2014	66,500	10.24	September 30, 2017
2nd cycle - October 1, 2015	81,000	10.24	September 30, 2018

c)	Global Employee Share Plan (“GESP”)

At the Telefónica General Shareholders’ Meeting held on May 30, 2014, a share purchase plan under tax incentive was approved, intended for employees of Telefónica Group at the international level, including the employees of the Company and its subsidiaries. This plan offers the possibility of acquiring Telefónica shares with the commitment of the latter to deliver free of charge to participants a given number of its shares, whenever certain requirements are met.

Initially, the plan was expected to remain effective for 2 years. Employees enrolled with the plan could acquire Telefónica shares through monthly contributions from €25 to €150 (or the equivalent in local currency), in the maximum amount of €1,800 over a 12-month period (purchase period).

Shares will be granted after the plan’s vesting period, from July 31, 2017, and is subject to: (i) the permanence in the Company during the 2-year program period (vesting period), subject to certain special conditions related to terminations; and (ii) the exact number of shares to be granted at the end of the vesting period depends on the number of shares acquired and held by employees. Thus, employees enrolled with the plan, who remained in the Telefónica Group and who have held the shares acquired for an additional period of over 12 months after the end of the purchase period, will be entitled to receive one free share for each share they have acquired and held until the end of the vesting period.

Changes (numbers) and weighted average prices of share-based compensation plans described above, for the years ended December 31, 2015, 2014 and 2013, are as follows:

	Number / Plans
	TFSP	PIP	GESP	Total
Outstanding shares at 12.31.13	-	1,495,540	-	1,495,540
Shares granted in the year	73,500	498,890	135,659	708,049
Shares exercised in the year	-	-	(135,659)	(135,659)
Outstanding shares at 12.31.14	73,500	1,994,430	-	2,067,930
Shares granted in the year	81,000	771,058	-	852,058
Shares expired in the year	(7,000)	(1,092,323)	-	(1,099,323)
Shares exercised in the year	-	(258,552)	-	(258,552)
Outstanding shares at 12.31.15	147,500	1,414,613	-	1,562,113

	Weighted average price (Euros)
	2015		2014			2013
	TFSP	PIP	TFSP	PIP	GESP	PSP	PIP
Outstanding Shares at January 1	12.12	12.38	-	12.63	-	15.66	13.75
Shares granted in the year	12.36	12.36	12.12	12.12	12.88	-	10.39
Shares overdue in the year			-	-	-	15.66	-
Shares exercised in the year	12.36	12.36	-	-	12.88	-	-
Outstanding Shares at December 31	12.36	12.36	12.12	12.38	-	-	12.07

The Company and its subsidiaries recognized expenses for share-based payment plans described above, if applicable, are recorded as personnel expenses, segregated into “Costs of services”, “Selling expenses” and “General and administrative expenses” (Note 25), corresponding to R$15,406, R$12,038 and R$14,727 for the years ended December 31, 2015, 2014 and 2013.

33)	POST-RETIREMENT BENEFIT PLANS

The plans sponsored by the Company and related benefit types are as follows:

Plan	Type	Entity	Sponsor

PBS-A	Defined benefit (DB)	Sistel	Telefônica Brasil, jointly with other telecoms resulting from privatization of the Sistema Telebrás

PAMA / PCE	Defined benefit (DB)	Sistel	Telefônica Brasil, jointly with other telecoms resulting from privatization of the Sistema Telebrás

Healthcare - Law No. 9656/98	Defined benefit (DB)	Telefônica Brazil	Telefônica Brazil

CTB	Defined benefit (DB)	Telefônica Brazil	Telefônica Brazil

PBS	Defined benefit (DB) / Hybrid	VisãoPrev	Telefônica Brazil

PREV	Hybrid	VisãoPrev	Telefônica Brazil

VISÃO	Defined contribuition (DB) / Hybrid	VisãoPrev	Telefônica Brazil and Telefônica Data

Post-retirement Health Plans

·	Healthcare Plan to Retirees and Special Coverage Program (PAMA and PAMA-PCE)

The Company, together with other companies of the former Telebrás System, at shared cost, sponsor health care plans (PAMA and PAMA-PCE) for retirees. These plans are managed by Fundação Sistel and are closed plans, not admitting new members.

Contributions to the plans are determined based on actuarial valuations prepared by independent actuaries, in accordance with the rules in force in Brazil. The funding procedure is the capitalization method and the sponsor’s contribution is at the fixed percentage of 1.5% of payroll of employees covered by the PBS plans:

The position of plan assets is as of December 31, 2015 and 2014, respectively, and plan assets were apportioned based on the company’s actuarial liabilities in relation to the total actuarial liabilities of the plan.

Sistel’s ordinary Deliberative Board’s Meeting of September 30, 2015, approved the setting up of a compensation and solvency fund, formed by the resources of the special reserve of the PBS-A plan, to cover exclusively PAMA’s financial insufficiency, for the sole purpose of abiding by a final unappealable court decision. This court ruling obliges sponsors (including the Company) to maintain the PAMA plan with the original coverage conditions and renegotiate the existing deficit.

In function of the extinction of the deficit related to the PAMA, the Company wrote-off the actuarial liability related to PAMA in the amount of R$430,335, matched against other comprehensive income (R$284,021 net of taxes).

·	Health care plan – Law No. 9656/98

The Company manages and individually sponsors a health care plan to retired employees and former employees with fixed contributions to the plan, in accordance with Law No. 9656/98.

As provided for in articles 30 and 31 of said law, participants shall have the right to the health care plan in which they participated while they were active employees. Benefitted participants are classified as follows:

a)	Retirees and their dependents: Retirees that have contributed for more than ten years may keep the plan for as long as they wish, as long as making contributions to the plan in accordance with the contribution tables by age bracket established by carriers and/or insurance companies to ensure their permanence in the plan. When the contribution period is shorter than ten years, every year of contribution will entitle participants to stay one year in the plan after retirement, as long as making contributions to the plan in accordance with the contribution tables by age bracket established by carriers and/or insurance companies to ensure their permanence in the plan.

b)	Dismissed employees and their dependents: Dismissed employees may continue participating in the plan for a period equivalent to one third of the time during which they contributed as active employees. The benefit period must follow the minimum limit of six months and the maximum limit of two years, as long as participants make contributions to the plan in accordance with the contribution tables by age bracket established by carriers and/or insurance companies to ensure their permanence in the plan.

Retirees and dismissed employees, in order to keep their right to the benefits, must make contributions to the plan in accordance with the contribution tables by age bracket established by carriers and/or insurance companies. Implementation of the tables shall be made gradually, at the following percentages: 1st year - 60% of the table amount; 2nd year - 68% of the table amount; 3rd year - 77% of the table amount; 4th year - 88% of the table amount; and 5th year - 100% of the table amount.

Post-Employment Pension Plans

·	PBS Assisted Plan (PBS-A)

The PBS Assisted plan is a defined benefit private pension plan managed by Sistel and sponsored by the Company jointly with the other telecommunications companies originating in the privatization of the Telebrás system. The plan is subject to funding by sponsors in case of any asset insufficiency to ensure pension supplementation of participants in the future.

The PBS Assisted plan comprises assisted participants of the Sistel Benefit Plan (PBS) who were already retirees on January 31, 2000, from all the participating sponsors, with joint liability of all sponsors to the plan and Sistel.

Although the PBS Assisted plan has assets in excess of actuarial liabilities at December 31, 2015 and 2014, such surplus was not recognized due to lack of legal provision in relation to refund thereof, in addition, since it is not a contributive plan, it is not possible to make any deduction from future contributions.

The position of plan assets is as of December 31, 2015 and 2014, respectively, and plan assets were apportioned based on the company’s actuarial liabilities in relation to the total actuarial liabilities of the plan.

Sistel’s ordinary Deliberative Board’s meeting of September 30, 2015, approved the discontinuation of the special reserve in connection with the review of the PBS-A plan, referring to 2009, 2010 and 2011, with the consequent formation of the Compensation and Solvency Fund.

The Compensation and Solvency Fund was destined by Sistel’s Executive Board to cover PAMA financial insufficiency, exclusively to abide by a final unappealable court decision. This court ruling obliges sponsors (including the Company) to keep PAMA with the original coverage conditions and even up the existing deficit. Thereafter, Sistel must determine in the annual actuarial assessments of the PBS-A plan any existing exceeding amounts, in addition to the contingent reserve of 25%, to meet PAMA cash needs.

·	CTB Plan

The Company also individually manages and sponsors the CTB Plan, originally provided to former employees of Companhia Telefônica Brasileira (“CTB”) who were in the Company in 1977, with whom an individual retirement concession agreement was executed to encourage their resignation. This is an informal pension supplementation benefit paid to former employees directly by the Company. In the event that the former employee is deceased, the spouse will be entitled to 50% of the benefit amount upon death. These plans are closed, and no other members are admitted.

·	PBS Plans

The Company individually sponsors defined benefit retirement plans, PBS plans, managed by Visão Prev. PBS Plans include: (i) Telefônica BD Plan (former PBS Telesp plan); and (ii) PBS Telemig Celular plan.

In order to improve allocation of PBS plan assets and analyze the coverage ratio of plan obligations in future years, a stochastic ALM study was prepared by Visão Prev and Willis Towers Watson. This ALM study aimed at projecting the ratio between coverage of liabilities (solvency ratio) and the risk of mismatching measured by the standard deviation of the solvency ratio. The study concluded that the PBS plans present sustainable projection of their coverage ratio with the current investments portfolio.

Visão Prev obtained approval from the National Superintendence of Supplementary Pension (“PREVIC”) for plan merger to simplify structures and unify regulations. On January 28, 2014, PREVIC approved merger of PBS Telesp Celular, PBS TCO and PBS Tele Leste Celular plans with the PBS Telefônica BD plan. On January 27, 2015, PREVIC approved merger of PBS Tele Sudeste Celular plan with the PBS Telefônica BD plan.

Contributions to the CTB and PBS plans are determined based on actuarial valuations prepared by independent actuaries, in accordance with the rules in force in Brazil. The funding procedure is the capitalization method and the sponsor’s contribution is a fixed percentage of payroll of employees covered by the plan.

·	PREV Plans

The Company individually sponsors hybrid defined benefit and defined contribution retirement plans, the PREV plans, managed by Visão Prev. PREV plans include: (i) Vivoprev Plan; and (ii) Tcoprev Plan.

Contributions to PREV plans are:

Vivoprev Plan: The participant may contribute to the plan in three ways, to wit: (i) basic contribution: percentage of 0% to 8% on the participation salary, where the sponsoring employer also contributes with 100% of the member’s basic contribution; (ii) additional contribution: percentage of participation salary, where the sponsoring employer pays no contribution; and (iii) sporadic contribution: amount and frequency defined by the member, where the sponsoring employer pays no contribution. In addition to these contributions, the sponsoring employer may pay a voluntary contribution, on an occasional basis, which is divided proportionally to the member’s basic contribution.

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

In order to improve allocation of Tcoprev plan assets and analyze the coverage ratio of plan obligations in future years, a stochastic ALM study was prepared by Visão Prev and Willis Towers Watson. This ALM study aimed at projecting the ratio between coverage of liabilities (solvency ratio) and the risk of mismatching measured by the standard deviation of the solvency ratio. The study concluded that the Tcoprev plan present sustainable projection of its coverage ratio with the current investments portfolio.

On September 21, 2015, PREVIC approved merger of the Tcpprev and Celprev Telemig plans with Visão Telefônica plan.

·	VISÃO Plans

The VISÃO MULTI plan and VISÃO Tgestiona plans will hereinafter be shown jointly under the name VISÃO, due to their similarity.

The Company and its subsidiaries sponsor defined contribution pension plans with defined benefit components (hybrid plans), i.e. the VISÃO Plans, managed by Visão Prev. The VISÃO plans include: i) Visão Telefônica Plan; (ii) Multi Visão Plan and (iii) Visão Tgestiona Plan.

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

Multi Visão Plan: In 2014, the Company and other sponsors signed an agreement to join the VISÃO MULTI plan, and all employees hired from that date are entitled to join this plan. This plan has the features of the VISÃO plans, i.e. it is a defined contribution pension plan with defined benefit components (hybrid plans), and is managed by Visão Prev.

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

The sponsoring employer also makes payments matching the basic and additional contributions of members, in different proportions, in accordance with the employee's employment time, as follows: up to 4 years, contribution of 50% of the member’s contributions; from 5 to 8 years, contribution of 100% of the member’s contributions; over 8 years, contribution of 125% of the member’s contributions. For the sporadic and specific contributions, the sponsoring employer pays no contribution. In addition to these contributions, the sponsoring employer may pay a voluntary contribution, on an occasional basis, which is divided proportionally to the member’s basic contribution.

Visão Tgestiona Plan: The subsidiary TGLOG sponsors, together with other sponsors, the Visão Tgestiona Plan. This plan has the features of the VISÃO plans, i.e. it is a defined contribution pension plan with defined benefit components (hybrid plans), and is managed by Visão Prev.

Members may apply for four types of contribution to the Visão Tgestiona plan, namely: basic contribution: 2% of participation salary for members joining up to 11/30/2008 and 1% of participation salary for those joining after 11/30/2008 (ii) additional contribution: Voluntary contribution at percentages of 0% to 7% on the portion of the participation salary exceeding 9 (nine) Standard Reference Units of the plan when joining up to 11/30/2008 and percentages of 0% to 5% on the portion of the participation salary exceeding 9 (nine) Standard Reference Units of the plan when joining after 11/30/2008; (iii) specific contribution: full percentage applicable on the bonus, profit sharing or any other payment made by the sponsoring employer; and additional contribution and (ix) additional contribution: At amounts and frequency established by member.

The sponsoring company also contributes 100% of the basic contribution and additional contribution made by members joining up to 11/30/2008. For members with that joined after 11/30/2008 the sponsoring company also contributes the basic and additional contributions of the members, at different proportions, according to the employee’s length of service, as follows: up to 5 years, contribution of 30% of the member’s contributions; from 5 to 10 years, contribution of 60% of the member’s contributions; over 10 years, contribution of 100% of the member’s contributions. For the sporadic and additional contributions, the sponsoring employer pays no contribution. In addition to these contributions, the sponsoring employer may pay a voluntary contribution, on an occasional basis, which is divided proportionally to the member’s basic contribution.

PREVIC approved the merger of the Visão Telerj Celular, Visão Telest Celular, Visão Telebahia Celular, Visão Telergipe Celular and Visão Celular CRT by the Visão Telefônica Plan.

The contributions made by the Company related to defined contribution plans totaled R$ 20,092 as of December 31, 2015 (R$ 4,830 as of December 31, 2014).

The actuarial valuation of the plans was made in December 2015 and 2014, based on the registry of members at July 31, 2015 for the plans administered by VisãoPrev and Sistel (except for the registration of the health care plan members - Law No. 9656/98, at April 30 2015), both projected for December 31, 2015 and based on the registry of members at July 31, 2014 for the plans administered by VisãoPrev and Sistel, respectively, both projected for December 31, 2014 with the projected unit credit method adopted. Actuarial gains and losses generated in each year are recognized immediately in equity (under Other comprehensive income).

The defined benefit obligation is made up of different components, according to the pension characteristic of each plan, and may include the actuarial liabilities of supplementary pension liabilities, health care benefits to retirees and dependents or compensation for death or disability of members. This liability is exposed to economic and demographic risks, such as: i) increases in medical costs that could impact the cost of health care plans; (ii) salary growth; (iii) long-term inflation rate; (iv) nominal discount rate; and (v) life expectancy of members and pensioners.

The fair value of plan assets is primarily comprised of fixed income investments (NTN's, LFT, LTN's, Repurchase agreements, CDBs, debentures, letters of guarantee and FIDC quotas) and equity investments (highly liquid, well regarded, large company shares and investments in market indices). Due to the concentration of fixed income and floating rate investments plan assets are mainly exposed to the risks inherent in the financial market and economic environment such as: (i) market risk in the economic sectors where investments in equities are concentrated; (ii) risk events that impact the economic environment and market indices where equity investments are concentrated; and (iii) the long-term inflation rate that may erode the profitability of fixed-income investments at fixed rates.

The companies administrating post-employment benefits plans sponsored by the Company (Visão Prev and Sistel) seek to meet the flows of assets and liabilities through the acquisition of fixed income securities and other long-term assets.

With the exception of the CTB deficit plans and the healthcare plan under Law No. 9656/98 all other plan benefits have a surplus position. The economic benefit recorded in the Company's assets or that of its subsidiaries does not reflect the total surplus determined in these plans. The economic benefit stated under assets considers only the portion of the surplus that is actually recoverable. The means of plan surplus recovery is solely through reductions in future contributions and given that not all plans currently receive enough contributions for full recovery of surpluses, the economic benefit recorded under assets is limited to the total possible recovery amount in accordance with projected future contributions.

The following are the consolidated information from social securities plans and other post-employment benefits:

a)	Reconciliation of assets and liabilities:

					Net liabilities (assets) at 12.31.15
	Present value of DB plan obligations	Fair value of plan assets	Net liabilities (assets)	Asset limitation	Noncurrent assets	Noncurrent liabilities
Post-retirement pension plans	1,503,966	2,178,182	(674,216)	721,123	(8,724)	55,631
Post-retirement health plans	402,927	529,485	(126,558)	156,270	-	29,712
TOTAL	1,906,893	2,707,667	(800,774)	877,393	(8,724)	85,343

					Net liabilities (assets) at 12.31.14
	Present value of DB plan obligations	Fair value of plan assets	Net liabilities (assets)	Asset limitation	Noncurrent assets	Noncurrent liabilities
Post-retirement pension plans	1,559,008	2,647,155	(1,088,147)	1,132,969	(14,653)	59,475
Post-retirement health plans	453,344	56,690	396,654	-	-	396,654
TOTAL	2,012,352	2,703,845	(691,493)	1,132,969	(14,653)	456,129

b)	Total expenses recognized in the income statement:

	12.31.15			12.31.14			12.31.13
	Current service cost	Net interest income (expense) on the net actuarial assets/liabilities	Total	Current service cost	Net interest income (expense) on the net actuarial assets/liabilities	Total	Current service cost	Net interest income (expense) on the net actuarial assets/liabilities	Total
Post-retirement pension plans	2,682	4,525	7,207	2,558	2,901	5,459	9,062	(400)	8,662
Post-retirement health plans	5,720	36,763	42,483	90	34,590	34,680	139	30,811	30,950
TOTAL	8,402	41,288	49,690	2,648	37,491	40,139	9,201	30,411	39,612

c)	Amounts recognized in other comprehensive income (loss)

	12.31.15			12.31.14			12.31.13
	Actuarial (gains) losses	Asset limitation effect	Total cost recognized in OCI	Actuarial (gains) losses	Asset limitation effect	Total cost recognized in OCI	Actuarial (gains) losses	Asset limitation effect	Total cost recognized in OCI
Post-retirement pension plans	(87,306)	(541,596)	(628,902)	39,742	(25,210)	14,532	45,549	(12,977)	32,572
Post-retirement health plans	76,868	150,541	227,409	40,811	-	40,811	(51,336)	-	(51,336)
TOTAL	(10,438)	(391,055)	(401,493)	80,553	(25,210)	55,343	(5,787)	(12,977)	(18,764)

d)	Changes in amount net of liability (asset) of defined benefit, net

	Net interest on net defined benefit liability (asset) at 12.31.14	Business combinations	Expenses in 2015	Sponsor contributions for 2015	Amounts recognized in OCI	Transfer of reserves between plans	Net interest on net defined benefit liability (asset) at 12.31.15	Actuarial assets per balance sheet at 12.31.15	Actuarial liabilities per balance sheet at 12.31.15
Post-retirement pension plans	44,822	(25)	7,207	(9,136)	(628,902)	632,941	46,907	(8,724)	55,631
Post-retirement health plans	396,654	-	42,483	(3,893)	227,409	(632,941)	29,712	-	29,712
TOTAL	441,476	(25)	49,690	(13,029)	(401,493)	-	76,619	(8,724)	85,343

	Net interest on net defined benefit liability (asset) at 12.31.13	Business combinations	Expenses 2014	Sponsor contributions for 2014	Amounts recognized in OCI	Transfer of reserves between plans	Net interest on net defined benefit liability (asset) at 12.31.14	Actuarial assets per balance sheet at 12.31.14	Actuarial liabilities per balance sheet at 12.31.14
Post-retirement pension plans	31,249	-	5,459	(6,418)	14,532	-	44,822	(14,653)	59,475
Post-retirement health plans	321,193	-	34,680	(30)	40,811	-	396,654	-	396,654
TOTAL	352,442	-	40,139	(6,448)	55,343	-	441,476	(14,653)	456,129

e)	Changes in defined benefit liability

	Defined benefit liability at 12.31.14	Liability assumed after acquisition of company	Current service costs	Interest on actuarial liabilities	Benefits paid for the year	Allocated member contributions for the year	Actuarial experience (gains) losses	Actuarial (gains) losses based on financial assumptions	Defined benefit liability at 12.31.15
Post-retirement pension plans	1,559,008	82	2,682	167,819	(149,994)	94	82,913	(158,638)	1,503,966
Post-retirement health plans	453,344	-	5,720	53,879	(23,550)	-	(32,368)	(54,098)	402,927
TOTAL	2,012,352	82	8,402	221,698	(173,544)	94	50,545	(212,736)	1,906,893

	Defined benefit liability at 12.31.13	Liability assumed after acquisition of company	Current service costs	Interest on actuarial liabilities	Benefits paid for the year	Allocated member contributions for the year	Actuarial experience (gains) losses	Actuarial (gains) losses based on financial assumptions	Defined benefit liability at 12.31.14
Post-retirement pension plans	1,501,256	-	2,558	154,798	(135,365)	400	30,232	5,129	1,559,008
Post-retirement health plans	387,460	-	90	40,833	(19,229)	-	44,716	(526)	453,344
TOTAL	1,888,716	-	2,648	195,631	(154,594)	400	74,948	4,603	2,012,352

f)	Changes in the fair value of plan assets

	Fair value of plan assets at 12.31.14	Asset acquired on acquisition of company	Benefits paid for the year	Participants contributions paid in the year	Sponsor contributions paid in the year	Interest income on plan assets	Return on plan assets excluding interest income	Transfers of reserves between plans	Fair value of plan assets at 12.31.15
Post-retirement pension plans	2,647,155	2,083	(142,965)	94	2,106	291,069	11,581	(632,941)	2,178,182
Post-retirement health plans	56,690	-	(19,688)	-	31	22,845	(163,334)	632,941	529,485
TOTAL	2,703,845	2,083	(162,653)	94	2,137	313,914	(151,753)	-	2,707,667

	Fair value of plan assets at 12.31.13	Asset acquired on acquisition of company	Benefits paid for the year	Participants contributions paid in the year	Sponsor contributions paid in the year	Interest income on plan assets	Return on plan assets excluding interest income	Transfers of reserves between plans	Fair value of plan assets at 12.31.14
Post-retirement pension plans	2,531,703	-	(129,496)	400	549	266,241	(22,242)	-	2,647,155
Post-retirement health plans	66,267	-	(19,229)	-	30	6,243	3,379	-	56,690
TOTAL	2,597,970	-	(148,725)	400	579	272,484	(18,863)	-	2,703,845

g)	Results projected for 2016

	Current service cost	Net interest on net defined benefit liability/asset	Total
Post-retirement pension plans	2,811	5,278	8,089
Post-retirement health plans	2,761	2,986	5,747
Total	5,572	8,264	13,836

h)	Sponsoring company contributions projected for 2016

	Sponsor contributions	Benefits paid directly by the sponsor	Total
Post-retirement pension plans	2,870	6,426	9,296
Post-retirement health plans	33	15,593	15,626
Total	2,903	22,019	24,922

i)	Average weighted duration of defined benefit liability

Plan	12.31.15	12.31.14
Post-retirement pension plans	9 years	10 years
Post-retirement health plans	13.5 years	14.5 years

j)	Actuarial assumptions

	12.31.15
Plan	Discount rate to present value of defined benefit liability	Long term inflation rate	Future salary growth rate	Medical expense growth rate	Annual increase in use of healthcare services according to age	Nominal annual adjustment rate of pension benefits	Medical service eligibility age	Retirement age	Mortality table for nondisabled individuals	Mortality table for disabled individuals	Disability table	Turnover
PBS-A	12.55%	5.00%	N/A	N/A	4.00%	5.0%	N/A	N/A	AT-2000 Basic segregated by gender, down-rated by 10%	RP-2000 Disabled Female, down-rated by 40%	Mercer Disability	N/A

PAMA / PCE	12.53%	5.00%	N/A	8.15%	4.00%	N/A	5% when reaching 52 years and 10 years of contribution; 3% each subsequent year; 100% eligibility on retirement	60 years	AT-2000 Basic segregated by gender, down-rated by 10%	RP-2000 Disabled Female, down-rated by 40%	Mercer Disability	N/A

Healthcare - Law No. 9656/98	13.63%	6.00%	N/A	9.18%	From 0 to 24 years: 0,50% From 25 to 54 years: 2,00% From 55 to 79 years: 4,50% Over 80 years: 3,00%	N/A	100% aos 60 years	60 years	AT-2000 Basic segregated by gender, down-rated by 50%	AT-2000 Basic segregated by gender, down-rated by 50%	Light-Fraca, down rated by 30%	Turnover experience in VISÃO plans (2011 to 2014)

CTB	12.55%	5.00%	6.69%	N/A	4.00%	5.0%	N/A	N/A	AT-2000 Basic segregada por sexo, suavizada em 10%	RP-2000 Disabled Female, down-rated by 40%	Mercer Disability	N/A

PBS	12.56%	5.00%	6.69%	N/A	4.00%	5.0%	N/A	57 years	AT-2000 Basic segregada por sexo, suavizada em 10%	RP-2000 Disabled Female, down-rated by 40%	Mercer Disability	N/A

PREV	12,74%, except for TCOPrev plan where rate used is 12,56%	5.00%	6.69%	N/A	4.00%	5.0%	N/A	60 years	AT-2000 Basic segregated by gender, down-rated by 50%	RP-2000 Disabled Male	Light-Fraca, down-rated by 30%	Turnover experience in VISÃO plans (2008 to 2011)

VISÃO	12.74%	5.00%	6.69%	N/A	4.00%	5.0%	N/A	60 years	AT-2000 Basic segregated by gender, down-rated by 50%	RP-2000 Disabled Male	Light-Fraca, down-rated by 30%	Turnover experience in VISÃO plans (2008 to 2011)

	12.31.14
Plan	Discount rate to present value of defined benefit liability	Future salary growth rate	Medical expense growth rate	Nominal annual adjustment rate of pension benefits	Medical service eligibility age	Retirement age	Mortality table for nondisabled individuals	Mortality table for disabled individuals	Disability table	Turnover
PBS-A	11.26%	N/A	N/A	5.0%	N/A	N/A	AT-2000 Basic segregated by gender, down-rated by 10%	RP-2000 Disabled Female, down-rated by 40%	Mercer Disability	N/A

PAMA / PCE	11.31%	N/A	8.15%	N/A	5% when reaching 52 years and 10 years of contribution; 3% each subsequent year; 100% eligibility on retirement	60 years	AT-2000 Basic segregated by gender, down-rated by 10%	RP-2000 Disabled Female, down-rated by 40%	Mercer Disability	N/A

CTB	11.22%	6.69%	N/A	5.0%	N/A	N/A	AT-2000 Basic segregated by gender, down-rated by 10%	RP-2000 Disabled Female, down-rated by 40%	Mercer Disability	N/A

PBS	11.28%	6.69%	N/A	5.0%	N/A	57 years	AT-2000 Basic segregated by gender, down-rated by 10%	RP-2000 Disabled Female, down-rated by 40%	Mercer Disability	N/A

PREV	11,17%, except for TCOPrev plan, where a 11,29% rate is used	6.69%	N/A	5.0%	N/A	60 years	AT-2000 Basic segregated by gender, down-rated by 50%	RP-2000 Disabled Male	Light-Fraca, downrated by 30%	Turnover experience in VISÃO plans (2008 to 2011)

VISÃO	11.17%	6.69%	N/A	5.0%	N/A	60 years	AT-2000 Basic segregated by gender, down-rated by 50%	RP-2000 Disabled Male	Light-Fraca, downrated by 30%	Turnover experience in VISÃO plans (2008 to 2011)

Further to the assumptions stated above, other assumptions common to all plans were adopted in 2014 as follows:

·	Long-term inflation rate 5%; and
·	Increase in medical costs by age (aging factor): 4%.

k)	Changes in actuarial assumptions for the prior year

In order to rectify some actuarial assumptions to the economic and demographic reality, a study was conducted for the plans administered by Visão Prev and Sistel, which adopted the definition of the assumptions in their Deliberative Councils.

The financial assumption that changed with relation to the prior year and that impacts on the defined benefit liability is the discount to present value rate of the defined benefit liability.

The impacts on the plans’ defined benefit liabilities due to the new definition of the actuarial assumptions are as follows:

	Defined benefit liability, based on current actuarial assumptions	Defined benefit liability, based on prior-year actuarial assumptions	Difference from change in actuarial assumptions
Post-retirement pension plans	1,503,966	1,662,604	(158,638)
Post-retirement health plans	402,927	457,024	(54,097)
Total	1,906,893	2,119,628	(212,735)

l)	Sensitivity analysis for actuarial assumptions

The Company believes that the significant actuarial assumption with reasonable likelihood of variation due to demographic and economic scenarios, which could significantly change the amount of the defined benefit obligation, is the discount rate used to adjust the defined benefit liability to present value.

Sensitivity analysis of the defined benefit liability for scenarios involving a 0.5% increase and a 0.5% decrease in the discount rate used to discount the defined benefit liability to present value is as follows:

	Defined benefit liability, discounted to present value at current rate	Defined benefit liability, discounted to present value considering a rate increased by 0.5%	Defined benefit liability, discounted to present value considering a rate decreased by 0.5%
Post-retirement pension plans	1,503,966	1,447,377	1,564,848
Post-retirement health plans	402,927	383,792	423,796
Total	1,906,893	1,831,169	1,988,644

m)	Allocation of plan assets

	12.31.15		12.31.14
	Post-retirement health plans	Post-retirement pension plans	Post-retirement health plans	Post-retirement pension plans
Investments with market value quoted in active market:
Fixed income investments
National Treasury Note (NTN)	450,062	1,507,016	50,613	1,733,054
Treasury Financial Letter (LFT)	79,423	183,484	4,048	129,474
Repurchase operations	-	111,863	-	126,832
Certificate of Interbank Deposit (CDB)	-	37,333	2,029	65,914
Financial letter	-	4,638	-	5,890
Debentures	-	3,064	-	5,352
National Treasury Letter (LTN)	-	10	-	3,798
FIDC quotes / Others	-	2,824	-	3,117
Variable income investments
Investments in energy sector	-	108,479	-	197,974
Investments in food and beverage industry	-	43,865	-	100,626
Investments in aerospace sector	-	26,955	-	70,572
Investments in mining sector	-	2,055	-	5,279
Investments in other sectors (*)	-	5,409	-	6,336
Investments in market index (IBrX50)	-	-	-	11,202
Real estate investments	-	107,818	-	152,569
Loans to participants	-	26,955	-	23,524
Structured investments	-	4,516	-	3,167
				-
Investments with market value not quoted in active market:
Loans to participants	-	1,898	-	2,475

Total	529,485	2,178,182	56,690	2,647,155

(*)	Investments in variable income in the following industries: oil, gas and biofuel; telephony; steel and metals; construction and engineering; sales and distribution; transportation; wood and paper; education; financial services and banks; real estate incorporation; tobacco; holdings; and others.

n)	Maturity of future benefit payments

	2016	2017	2018	2019	2020	2021 onwards	Total
Post-retirement pension plans	148,436	154,090	159,598	165,087	170,534	6,364,735	7,162,480
Post-retirement health plans	36,838	38,741	31,993	28,381	31,160	3,174,646	3,341,759
Total	185,274	192,831	191,591	193,468	201,694	9,539,381	10,504,239

34)	FINANCIAL INSTRUMENTS

a) Derivative Transactions

All derivative instruments held by the Company are intended to hedge against the currency risk arising from assets and liabilities in foreign currency, against inflation risk from its debenture and its lease indexed to the IPCA, and against the risk of changes in TJLP of a portion of debt with the BNDES. As such, any changes in risk factors generate an adverse effect on the matching entry proposed to hedge. Therefore, there are no derivative financial instruments for speculative purposes and the possible exchange risks are hedged.

The Company keeps internal controls over their derivative instruments which, in management’s opinion, are appropriate to control risks associated with each performance strategy in the market. Results obtained by the Company. in relation to its derivative financial instruments indicate that management has been managing risks appropriately.

The Company calculates the effectiveness of derivatives contracted to cover their financial liabilities at beginning of transaction and on continuous bases. At December 31, 2015 and 2014, derivative instruments taken out were effective for the hedged items.

As long as these derivative contracts are qualified as hedge accounting, the risk covered also may be adjusted at fair value according to hedge accounting rules.

At December 31, 2015 and 2014, the Company had no embedded derivative contracts.

Derivative contracts have specific provisions for penalty in case of breach of contract. A breach of contract provided for in the agreements entered into with financial institutions is characterized by breach of a clause, resulting in the early settlement of the contract.

Fair value of derivative financial instruments

The valuation method used to calculate fair value of financial liabilities (where applicable) and derivative instruments was the discounted cash flows method, considering expected settlement or realization of liabilities and assets at market rates in force as at the balance sheet date.

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

Derivative financial instruments below are registered with the Brazils’ OTC Clearing House (CETIP), all classified as swaps, and not requiring margin deposits.

					Accumulated effect
	Notional value		Fair value		Long (short) position
Description	12.31.15	12.31.14	12.31.15	12.31.14	12.31.15	12.31.14

Swap contracts
Long position

Foreign currency	1,652,802	12,427,490	2,141,243	13,530,830	457,351	759,118
US$ (a) (b)	781,473	913,635	934,492	1,377,412	216,475	326,625
EUR (b)	89,118	85,671	92,566	87,018	2,735	690
LIBOR US$ (a)	782,211	164,572	1,114,185	266,687	238,141	92,424
JPY	-	5,065	-	4,781	-	-
EUR (f)	-	11,258,547	-	11,794,932	-	339,379

Floating rate	1,064,647	1,182,466	1,030,332	1,125,282	19,328	2,294
CDI (a) (b)	172,116	40,799	173,321	40,925	7	21
TJLP (d)	892,531	1,141,667	857,011	1,084,357	19,321	2,273

Inflation rates	437,035	217,472	502,508	231,938	22,185	5,370
IPCA (c) (e)	209,051	217,472	239,099	231,938	16,248	5,370
IGPM (g)	227,984	-	263,409	-	5,937	-

Short position

Prefixed rate	-	(11,258,547)	-	(11,458,807)	-	(3,254)
NDF PRÉ (f)	-	(11,258,547)	-	(11,458,807)	-	(3,254)

Floating rate	(2,853,704)	(2,358,445)	(2,935,269)	(2,396,771)	(228,982)	(41,714)
CDI (a) (b) (c) (d) (e) (g)	(2,853,704)	(2,358,445)	(2,935,269)	(2,396,771)	(228,982)	(41,714)

Foreign currency	(300,781)	(210,118)	(474,057)	(312,834)	(5,125)	(2,176)
US$ (b)	(161,692)	(25,444)	(167,318)	(25,935)	(4,472)	(491)
EUR (a) (b)	(10,424)	(20,102)	(10,612)	(20,247)	(143)	(7)
LIBOR US$ (a)	(128,665)	(164,572)	(296,127)	(266,652)	(510)	(1,678)

		Long position (current and noncurrent)			498,864	766,782
		Short position (current and noncurrent)			(234,107)	(47,144)
		Amounts receivable, net			264,757	719,638

(a) Foreign currency swaps (dollar and Libor) x CDI (R$1,712,838) – swap transactions contracted with various maturities, based on debt maturities, in order to hedge against foreign exchange variation risk of loan transactions in dollar of the Company (book value of R$1,681,968).

(b) Foreign currency swaps (Euro) (R$82,090) and (CDI x dollar) (R$127,606) – swap transactions were contracted with maturities up to January 11, 2016, in order to hedge against foreign exchange variation risk for net amounts payable (book value of R$81,109 in euro) and receivable (book value of R$128,325 in dollar).

(c) Swap IPCA x CDI percentage (R$32,000) – swap transactions contracted with annual maturities until 2019, in order to hedge the flow identical to that of debentures (4th issue – 3rd series) indexed to IPCA (book balance of R$33,464).

(d) Swaps of TJLP x CDI (R$857,011) – swap transactions contracted with maturity dates until 2019, to hedge against variation of TJLP for loans with the BNDES (book value of R$1,227,724).

(e) Swap of IPCA x CDI (R$239,099) – swap transactions maturing in 2033 for the purpose of hedging against IPCA variation risk of finance lease (book value of R$219,221).

(f) NDF EUR x R$ and R$ x EUR – NDF operations taken out with maturity in 2015, in order to hedge against exposures to Euro variation of the transaction assumed in the GVTPart. purchase operation.

(g) Swap IGPM x CDI (R$263,409) – swap transactions taken out with maturities from 2016 to 2018 in order to hedge against IGPDI variation in regulatory commitments in connection with 4G license.

Following are the balances of derivative transactions at December 31, 2015 and 2014.

	Book value		Fair value
Description	12.31.15	12.31.14	12.31.15	12.31.14

Long position

Financial instruments at fair value, recognized in OCI	296,127	12,061,619	296,127	12,061,619

Cash flow hedges
Non-Deliverable Forwards (NDF) – foreign currency	-	11,794,932	-	11,794,932
Swaps	296,127	266,687	296,127	266,687

Financial instruments at fair value, recognized in income statements	3,377,956	2,826,431	3,377,956	2,826,431

Fair Value Hedge
Swaps	3,064,789	2,595,685	3,064,789	2,595,685

Derivatives not designated as hedge
Non-Deliverable Forwards (NDF) – foreign currency	-	4,781	-	4,781
Swaps	313,167	225,965	313,167	225,965

Current assets	1,066,746	13,282,083	1,066,746	13,282,083
Noncurrent assets	2,607,337	1,605,967	2,607,337	1,605,967

	Book value		Fair value
Description	12.31.15	12.31.14	12.31.15	12.31.14

Short position

Financial instruments at fair value, recognized in OCI	136,372	11,633,070	136,372	11,633,070

Cash flow hedges
Non-Deliverable Forwards (NDF) – foreign currency	-	11,458,807	-	11,458,807
Swaps	136,372	174,263	136,372	174,263

Financial instruments at fair value, recognized in income statements	3,650,675	2,535,342	3,650,675	2,535,342

Fair Value Hedge
Swaps	2,965,188	2,305,756	2,965,188	2,305,756

contingent consideration	377,721	-	377,721	-

Derivatives not designated as hedge
Non-Deliverable Forwards (NDF) – foreign currency	-	5,271	-	5,271
Swaps	307,766	224,315	307,766	224,315

Current liabilities	1,137,126	12,691,155	1,137,126	12,691,155
Noncurrent liabilities	2,649,921	1,477,257	2,649,921	1,477,257

The distribution of swap contract maturities at December 31, 2015 is as follows:

	Maturing in
Swap contract	2016	2017	2018	2019 onwards	Receivables (payables) at 12.31.15

Foreign currency x CDI	(41,918)	180,651	93,023	56,952	288,708
CDI x foreign currency	(4,609)	-	-	-	(4,609)
TJLP x CDI	(25,311)	(12,832)	7,762	11,547	(18,834)
IPCA x CDI	(2,164)	(2,418)	(2,229)	367	(6,444)
IGPM x CDI	3,621	2,006	309	-	5,936
Total	(70,381)	167,407	98,865	68,866	264,757

For the purpose of preparing the financial statements, the Company adopted the fair value hedge accounting methodology for its foreign currency swaps versus CDI, IPCA versus CDI and TJLP versus CDI intended for covering the financial debt. According to this methodology, both derivative and covered risk are valued at their fair value.

The ineffective portion at December 31, 2015 totaled R$2,836 (R$2,195 at December 31, 2014).

At December 31, 2015 and 2014, the transactions with derivatives generated positive (net) result of R$899,059 and R$98,329, respectively (Note 27).

Sensitivity analysis to the Company’s risk variables

IFRS 7 requires listed companies to disclose, in addition to the provisions of Technical Pronouncement, a table showing the sensitivity analysis of each type of market risk inherent in financial instruments considered significant by management and to which the Company is exposed at the closing date of each reporting period, including all operations involving derivative financial instruments.

Pursuant to the abovementioned, each transaction with derivative financial instruments was assessed, taking into consideration a probable realization scenario and two scenarios that may generate adverse results to the Company.

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

As the Company has only derivative instruments to hedge its assets and liabilities in foreign currency, the changes in scenarios are followed by the respective hedged items, thus indicating that the effects are virtually null. For these operations, the Company reported the balance of the hedged item and of the derivative financial instrument in separate lines in the sensitivity analysis table in order to provide information on net exposure for each of the three scenarios mentioned, as follows:

Sensitivity analysis - net exposure

Transaction	Risk	Probable	25% depreciation	50% depreciation
Hedge (long position)	Derivatives (depreciation risk US$)	1,087,850	1,383,307	1,689,024
Debt in US$	Debt (appreciation risk US$)	(1,087,850)	(1,383,307)	(1,689,024)
	Net exposure	-	-	-

Hedge (long position)	Derivatives (depreciation risk EUR)	82,090	102,471	122,993
Payables in EUR	Debt (appreciation risk EUR)	(91,212)	(114,015)	(136,818)
Receivables in EUR	Debt (depreciation risk EUR)	10,103	12,629	15,155
	Net exposure	981	1,085	1,330

Hedge (long position)	Derivatives (depreciation risk US$)	(123,134)	(159,491)	(191,350)
Payables in US$	Debt (appreciation risk US$)	(86,338)	(107,923)	(129,507)
Receivables in US$	Debt (depreciation risk US$)	211,408	264,260	317,112
	Net exposure	1,936	(3,154)	(3,745)

Hedge (long position)	Derivatives (risk in fall of IPCA)	231,530	251,797	279,976
Debt in IPCA	Debt (risk of increase in IPCA)	(231,740)	(252,025)	(280,229)
	Net exposure	(210)	(228)	(253)

Hedge (long position)	Derivatives (risk of fall in IGP-DI)	263,409	266,887	270,540
Debt in IGP-DI	Debt (risk of increase in IGP-DI)	(263,381)	(266,887)	(270,540)
	Net exposure	28	-	-

Hedge (long position)	Derivatives (Risk of fall in UMBND)	624,988	794,761	970,506
Debt in UMBND	Debt (risk of increase in UMBND)	(622,308)	(791,317)	(966,257)
	Net exposure	2,680	3,444	4,249

Hedge (long position)	Derivatives (risk in fall of TJLP)	857,011	897,700	942,359
Debt in TJLP	Debt (risk of increase in TJLP)	(857,053)	(897,746)	(942,409)
	Net exposure	(42)	(46)	(50)

Hedge (CDI position)
Hedge USD and EUR (short and long position)	Derivatives (risk of fall in CDI)	43,485	43,483	43,482
Hedge IPCA (short position)	Derivatives (risk of increase in CDI)	(245,543)	(245,604)	(245,659)
Hedge IGPM (short position)	Derivatives (risk of increase in CDI)	(257,472)	(257,472)	(257,472)
Hedge UMBND (short position)	Derivatives (risk of increase in CDI)	(317,217)	(321,369)	(325,100)
Hedge TJLP (short position)	Derivatives (risk of increase in CDI)	(875,845)	(876,579)	(877,250)
Hedge US$ (short position)	Derivatives (risk of increase in CDI)	(1,109,355)	(1,109,016)	(1,108,734)
	Net exposure	(2,761,947)	(2,766,557)	(2,770,733)

Total net exposure in each scenario		(2,756,574)	(2,765,456)	(2,769,202)

Net effect on changes in current fair value		-	(8,882)	(12,628)

Sensitivity analysis assumptions

Risk variable	Probable	Deterioration 25%	Deterioration 50%
US$	3.9048	4.8810	5.8572
EUR	4.2512	5.3139	6.3767
JPY	0.0324	0.0405	0.0486
IPCA	10.73%	13.41%	16.09%
IGPM	10.54%	13.17%	15.81%
IGP-DI	10.67%	13.34%	16.00%
UMBND	0.0762	0.0952	0.1143
URTJLP	1.9812	2.4765	2.9718
CDI	14.14%	17.68%	21.21%

For calculation of the net exposure of the sensitivity analysis, all derivatives were considered at market value and only the hedged items designated under the fair value hedge accounting methodology were also considered at their fair value.

The fair values stated in the table above derives from a portfolio position at December 31, 2015; however, they do not reflect the expected realization due to the market fluctuations, which are constantly monitored by the Company. The use of different assumptions may affect significantly the estimates.

b) Fair value

The Company and its subsidiaries assessed their financial assets and liabilities in relation to market values, based on information available and appropriate valuation techniques. However, both interpreting market data and selecting valuation techniques require considerable judgment and reasonable estimates to calculate the most appropriate realizable value. As such, the estimates presented do not necessarily represent the current market values. Use of different market estimates and/or methodologies may have a material impact on the estimated realizable value. At December 31, 2015 and 2014, the Company and its subsidiaries detected no significant or prolonged impairment in the recoverable amount of its financial instruments.

The tables below present breakdown of financial assets and liabilities at December 31, 2015 and 2014.

		Fair value hierarchy	Book value		Fair value
Financial assets	Classification per category		12.31.15	12.31.14	12.31.15	12.31.14
Current
Cash and cash equivalents (Note 5)	Amortized cost		5,336,845	4,692,689	5,336,845	4,692,689
Trade accounts receivable, net (Note 6)	Loans and receivables		8,285,319	6,724,061	8,285,319	6,724,061
Derivative transactions (Note 34)	Measured at fair value through profit or loss	Level 2	3,017	2,218	3,017	2,218
Derivative transactions (Note 34)	Coverage	Level 2	78,289	611,721	78,289	611,721

Noncurrent
Trade accounts receivable ,net (Note 6)	Loans and receivables		330,451	299,405	330,451	299,405
Equity interest (Note 12)	Available for sale	Level 3	101,161	79,805	101,161	79,805
Derivative transactions (Note 34)	Coverage	Level 2	417,558	152,843	417,558	152,843
Total financial assets			14,552,640	12,562,742	14,552,640	12,562,742

		Fair value hierarchy	Book value		Fair value
Financial liabilities	Classification per category		12.31.15	12.31.14	12.31.15	12.31.14
Current liabilities
Trade accounts payable (Note 16)	Amortized cost		8,373,235	7,641,191	8,373,235	7,641,191
Loans and financing (Note 21)	Amortized cost		565,700	179,977	651,426	175,429
Loans and financing (Note 21)	Measured at fair value through profit or loss	Level 2	1,656,367	1,329,494	1,777,104	1,471,440
Debentures (Note 21)	Amortized cost		120,632	754,778	470,828	1,052,040
Debentures (Note 21)	Measured at fair value through profit or loss	Level 2	292	269	1,334	1,225
Derivative transactions (Note 34)	Measured at fair value through profit or loss	Level 2	5,184	568	5,184	568
Derivative transactions (Note 34)	Coverage	Level 2	146,502	22,443	146,502	22,443

Noncurrent liabilities
Trade accounts payable (Note 16)	Amortized cost		67,742	-	67,742	-
Loans and financing (Note 21)	Amortized cost		1,499,698	480,823	1,192,040	456,246
Loans and financing (Note 21)	Measured at fair value through profit or loss	Level 2	2,577,090	1,642,303	2,366,597	1,443,509
Debentures (Note 21)	Amortized cost		3,299,010	3,298,515	2,942,969	2,992,531
Debentures (Note 21)	Measured at fair value through profit or loss	Level 2	124,780	113,101	98,862	84,738
Contingent consideration (Note 21)	Measured at fair value through profit or loss	Level 2	377,721	-	377,721	-
Derivative transactions (Note 34)	Coverage	Level 2	82,421	24,133	82,421	24,133
Total financial liabilities			18,896,374	15,487,595	18,553,965	15,365,493

c) Capital management

Capital management

The objective of the Company capital management is to maintain a solid credit rating with the institutions as well as optimal capital ratio to support the Company businesses and maximize value to shareholders.

The Company manages its capital structure through adjustments and adaptation to current economic conditions. For this purpose, the Company may pay dividends, take out new loans, issue promissory notes and contract derivative transactions. For the year ended December 31, 2015, there were no changes in the Company’s objectives, policies or capital structure processes.

The Company includes in the net debt structure the following balances: loans, financing, debentures, finance lease, contingent payment (Note 21) and derivatives transactions (Note 34), net of cash and cash equivalents (Note 5) and short-term investments as a guarantee to the BNB financing.

Net debt-to-equity ratio on Company’s equity are as follows:

	12.31.15	12.31.14
Cash and cash equivalents	5,336,845	4,692,689
Loans, financing, debentures, finance lease and contingent consideration	(10,221,290)	(7,799,260)
Derivative transactions, net	264,757	719,638
Short term investments pledged as collateral	38,805	60,454
Net debt	4,580,883	2,326,479
Net equity	68,567,242	44,950,095
Net debt-to-equity ratio	6,68%	5,18%

d)	Risk management policy

The Company and its subsidiaries are exposed to several market risks as a result of its commercial operations, debts obtained to finance its activities and debt-related financial instruments.

d.1) Currency risk

There is a risk arising from the possibility of the Company incurs losses due to fluctuations in exchange rates, which increase expenses derived from its loans taken out in foreign currency.

At December 31, 2015, 16.5% of the financial debt was denominated in foreign currency (15.9% at December 31, 2014). The Company takes out derivative transactions (foreign exchange hedge) from financial institutions to hedge against exchange variation on its financial debt in foreign currency (R$1,681,968 and R$1,237,422 at December 31, 2015 and 2014, respectively). In view of this, total debt was covered by long position on currency hedge transactions (swap for CDI) on those dates.

Also, there is the exchange risk associated with non-financial assets and liabilities denominated in foreign currency, which may generate a lower value receivable or a higher value payable, according to the exchange variation of the period.

Hedging transactions were engaged to minimize the risk associated with exchange variation to non-financial assets and liabilities in foreign currency. This balance is subject to daily changes due to business dynamics. However, the Company intends to cover the net balance of these rights and obligations (US$32,030 thousand and €19,079 thousand payable at December 31, 2015 and US$29,676 thousand and €20,700 thousand payable at December 31, 2014) to minimize the related currency risk.

d.2) Interest rate and inflation risk

This risk arises from the possibility of the Company incurring losses in the event of an unfavorable change in domestic interest rates, which may adversely affects financial expenses derived from the debentures portion by reference to the CDI and short positions in derivatives (FX hedge, IPCA and TJLP) contracted at floating interest rates (CDI).

The debt to BNDES is restated by reference to the Long-Term Interest Rate (TJLP) variation, established quarterly by the National Monetary Council (CMN), which, in March 2015, decided to increase it to 6.00% p.a. from April 1 to June 30, 2015. TJLP increase was of 0.50% in relation to the rate previously in force, namely 5.50% p.a. In 2015, TJLP increased to 6.5% from July to September and 7.0% from October to December.

The risk of inflation arises from the debentures of 1st Issue - Minas Comunica, indexed by reference to the IPCA, which may adversely affect the financial expenses in the event of an unfavorable change in this index.

In order to reduce the exposure to the domestic variable interest rate (CDI), the Company and its subsidiaries invest the excess of cash and cash equivalents, in the amount of R$5,103,103 (R$4,628,679 at December 31 2014), largely in short-term investments (Bank Deposit Certificates - CDB) based on the CDI variation.

The book values of these financial instruments approximate their market values, as they are redeemable in the short term.

d.3) Liquidity risk

Liquidity risk refers to any circumstance in which the Company or its subsidiaries do not have sufficient funds to settle their commitments due to different currencies and realization/liquidity terms of their rights and obligations.

The Company and its subsidiaries organized the maturities of non-derivative financial instruments, as stated in Note 21, as well as their respective derivatives, as stated in the payment schedule disclosed on that Note, so as to not affect its liquidity.

The Company and its subsidiaries’ liquidity and cash flow is managed on a daily basis by management in order to ensure that the generation of operating cash and early fundraising, where necessary, are sufficient to maintain their schedule of commitments, not generating liquidity risks

Following are a summary maturity schedule of financial liabilities contractually provided for:

At 12.31.15	Less than one year	One to two years	Two to five years	Over five years	Total
Trade accounts payable (Note 16)	8,373,235	-	-	67,742	8,440,977
Loans and financing (Note 21)	2,222,067	1,920,416	1,804,220	352,152	6,298,855
Contingent consideration (Note 21)	-	-	-	377,721	377,721
Debentures (Note 21)	120,924	1,999,645	1,410,270	13,875	3,544,714
Derivative transactions (Note 34)	151,686	64,692	4,157	13,572	234,107
Total	10,867,912	3,984,753	3,218,647	825,062	18,896,374

At 12.31.14	Less than one year	One to two years	Two to five years	Over five years	Total
Trade accounts payable (Note 16)	7,641,191	-	-	-	7,641,191
Loans and financing (Note 21)	1,509,471	602,892	1,401,595	118,639	3,632,597
Debentures (Note 21)	755,047	-	3,397,741	13,875	4,166,663
Derivative transactions (Note 34)	23,011	11,617	8,560	3,956	47,144
Total	9,928,720	614,509	4,807,896	136,470	15,487,595

d.4) Credit risk

This risk arises from the possibility that the Company may incur losses due to the difficulty in receiving amounts billed to its customers and sales of handsets and pre-activated pre-paid cards to the distributor’s network.

The credit risk from trade accounts receivable is diversified and minimized by a strict control of the customers base. The Company constantly monitors the level of accounts receivable of post-paid plans and limits the risk of past-due accounts, interrupting access to telephone lines for past due bills. The mobile customer base predominantly uses the prepaid system, which requires prior charging and consequently entails no credit risk. There are exceptions to the fixed telephony services which must be kept for national security or defense reasons.

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

35)	COMMITMENTS AND GUARANTEES (RENTALS)

The Company and its subsidiaries lease equipment, facilities, and several stores, administrative buildings, and sites (containing radio-base stations and towers), through several non-cancellable operating agreements maturing on different dates, with monthly payments.

At December 31, 2015, the total amounts corresponding to the full period of the contracts were as follows:

Up to one year	1,943,366
One to five years	6,694,687
More than five years	6,939,976
Total	15,578,029

36) PRO FORMA INCOME STATEMENTS (NOT AUDITED OR REVIEWED)

The Company presents below the unaudited pro forma income statements for the years ended December 31, 2015 and 2014 related to the acquisition of GVT Par.

Pro forma income statement for the year ended December 31, 2015

	Telefônica Brazil. Consolidated for the year ended 12.31.15	GVTPart. Consolidated for the four month period ended 4.30.15	Pro Forma Adjustments	Eliminations	Telefônica Brazil Pro Forma
Net operating income	40,286,815	1,899,812	-	(52,644)	42,133,983
Cost of sales and services	(20,345,076)	(991,472)	(51,759)	52,644	(21,335,663)
Gross Profit	19,941,739	908,340	(51,759)	-	20,798,320

Operating income (expenses)	(14,702,141)	(564,946)	(136,696)	-	(15,403,783)
Selling expenses	(12,005,477)	(407,697)	(131,171)	-	(12,544,345)
General and administrative expenses	(2,142,459)	(154,155)	-	-	(2,296,614)
Other operating income (expenses) net	(554,205)	(3,094)	(5,525)	-	(562,824)
Operating income	5,239,598	343,394	(188,455)	-	5,394,537

Financial income (expenses), net	(848,178)	(260,520)	-	-	(1,108,698)
Equity pickup	2,036	-	-	-	2,036
Pretax Profit	4,393,456	82,874	(188,455)	-	4,287,875

Income and social contribution taxes	(973,207)	(30,492)	47,100	-	(956,599)

Net income for the year	3,420,249	52,382	(141,355)	-	3,331,276

Basic and diluted earnings per common share	R$ 2.10
Basic and diluted earnings per preferred share	R$ 2.30

Pro forma income statement for the year ended December 31, 2014

	Telefônica Brazil consolidated	GVTPart consolidated	Pro Forma Adjustments	Eliminations	Telefônica Brazil Pro Forma
Net operating revenue	34,999,969	5,416,755	(20,090)	(178,425)	40,218,209
Cost of sales and services	(17,222,675)	(2,696,453)	(115,403)	178,425	(19,856,106)
Gross profit	17,777,294	2,720,302	(135,493)	-	20,362,103

Operating income (expenses)	(12,668,265)	(1,614,954)	(360,069)	-	(14,643,288)
Selling expenses	(10,466,725)	(1,120,517)	(335,332)	-	(11,922,574)
General and administrative expenses	(1,803,803)	(452,963)	-	-	(2,256,766)
Other operating income (expenses) net	(397,737)	(41,474)	(24,737)	-	(463,948)
Operating income	5,109,029	1,105,348	(495,562)	-	5,718,815

Financial income (expenses) net	(361,995)	(171,377)	-	-	(533,372)
Equity pickup	6,940	-	-	-	6,940
Pre-tax profit	4,753,974	933,971	(495,562)	-	5,192,383

Income and social contribution taxes	182,685	(302,594)	168,491	-	48,582

Net income for the year	4,936,659	631,377	(327,071)	-	5,240,965

Basic and diluted earnings per common share	R$ 3.30
Basic and diluted earnings per preferred share	R$ 3.63

Notes to the income statements

a) Basis of preparation of income statements

The historical financial information referring to the Company and used in the preparation of these income statements was obtained from the historical financial statements for the years ended December 31, 2015 and 2014.

The historical financial information referring to GVTPart. and used in the preparation of these income statements was obtained from the historical financial statements for the year ended December 31, 2014 and for the four months ended April 30, 2015.

This pro forma financial information must be read jointly with the historical financial statements of the referred to companies.

The income statements reflect the effects of the acquisition of 100% of GVTPart.’s capital and were prepared and are presented exclusively for information purposes, under the assumption that GVTPart. was acquired on January 1, 2014.

The income statements must neither be used as an indication of future financial statements nor construed as income statements of the Company.

b) Pro forma adjustments

The income statements were prepared and are presented based on the historical financial statements of each Company, and the pro forma adjustments were determined based on assumptions and estimates believed to be reasonable:

The adjustments in the income statement reflect: i) Depreciation of appreciation (devaluation) of property and equipment; ii) amortization of appreciation (devaluation) of intangible assets; iii) amortization of trademark; iv) amortization of customer portfolio; v) income tax (25%) and social contribution tax (9%) and; vi) intercompany eliminations, as follows:

	Group in Income Statements	2015	2014
Depreciation of added (excluded) value from P&E acquired	(a)	(8,367)	(25,100)
Amortization of added (excluded) value from P&E acquired	(a)	(2,148)	(6,444)
Amortization of trademark	(b)	(13,111)	-
Amortization of customer portfolio	(b)	(114,905)	(344,714)
Other	(a) / (b)	(49,924)	(119,304)
Deferred taxes on aforementioned adjustments	(c)	47,100	168,491
Eliminations	(d)	52,644	178,425

(a)  Amounts recognized as “Costs of sales and services”;

(b)  Amounts recognized as “Selling expenses”;

(c)  Income and social contribution taxes on adjustments;

(d)  Amounts recognized as “Net operating revenue” and “Cost of sales and services”, basically related to interconnection and network use.

37) SUBSEQUENT EVENTS

Interim dividend decided by TData

At a meeting held on January 22, 2016, calling upon the General Shareholders’ Meeting, the Board of Directors of TData approved the payment of dividend based on net income in 2015, amounting to R$389,395, equivalent to R$0.144000562635 per common share, in accordance with article 20 of TData’s Articles of Incorporation.

Payment thereof will be made until the end of 2016, at a date to be defined by the Executive Board, according to the ownership structure contained in the TData's records, through the end of day January 22, 2016, inclusive.

Extension of Resource Transfers to EAD (Note 1.b)

On January 22, 2016, the Ministry of Communications issued Decree No. 378, changing the analog transition timeline of sound broadcasting services and imaging and television relay to SBTVD-T, postponing the switch off in most locations.

Thus, the transfer of resources that would be made by the Company on January 31, 2016, totalizing R$403,260, has been extended to January 31, 2017, this amount being adjusted by the IGP-DI until the new date of transfer.

Interim interest on equity decided by the Company

At a meeting held on February 19, 2016, calling upon the General Shareholders’ Meeting, the Board of Directors approved the payment of interest on equity for the fiscal year 2016, under the terms of article 28 of the Company’s Articles of Incorporation, article 9 of Law No. 9249/95 and CVM Ruling No. 638/12, in the gross amount of R$200,000, equivalent to R$0.11107235782 per common share and R$0.12217959361 per preferred share, corresponding to a net amount of Withholding Income Tax (IRRF) of R$170,000, equivalent to R$0.09441150415 per common share and R$0.10385265457 per preferred share, calculated based on the net income stated in the balance sheet as of January 31, 2016.

Payment thereof will be made up to the end of fiscal year 2017, on a date to be set by the Board of Directors and timely communicated to the market, being paid individually to shareholders, according to the ownership structure contained in the Company's records, through the end of day 29 January, 2016.