Form 20-F
period 2016-12-31
TELEFONICA BRASIL S.A.
filed 2017-02-23
CIK 1066119

As filed with the Securities and Exchange Commission on February 23, 2017

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

David Melcon Sanchez-Friera

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

The number of outstanding shares of each class (excluding treasury shares) as of December 31, 2016 was:

Title of Class	Number of Shares Outstanding (excluding treasury shares)
Shares of Common Stock	569,354,053
Shares of Preferred Stock	1,119,340,367

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

Large Accelerated Filer ☒   Accelerated Filer ☐   Non-accelerated Filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other☐

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

INTRODUCTION

References in this annual report to “Telefônica Brasil,” “we,” “our,” “us,” “our company” and “the company” are to Telefônica Brasil S.A. and its consolidated subsidiaries (unless the context otherwise requires). All references in this annual report to:

•	“ADRs” are to the American Depositary Receipts evidencing our ADSs;

•	“ADSs” are to our American Depositary Shares, each representing one share of our non-voting preferred stock;

•	“ANATEL” are to Agência Nacional de Telecomunicações – ANATEL, the Brazilian telecommunications regulatory agency;

•	“BM&FBOVESPA” are to the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros, the Brazilian Securities, Commodities and Futures Exchange or São Paulo stock exchange;

•	“BNDES” are to Banco Nacional de Desenvolvimento Econômico e Social, the Brazilian Development Bank;

•	“Brazil” are to the Federative Republic of Brazil;

•	“Brazilian Corporate Law” are to Law No. 6,404 of December 15, 1976, as amended;

•	“CADE” are to Conselho Administrativo de Defesa Econômica, the Brazilian competition authority;

•	“CDI” are to Certificado de Depósito Interbancário, the Certificate for Interbank Deposits;

•	“Celular CRT” are to Celular CRT Participações S.A. and its consolidated subsidiaries, formerly Vivo subsidiaries before Vivo’s corporate restructuring;

•	“Central Bank” are to the Banco Central do Brasil, the Brazilian Central Bank;

•	“CMN” are to the Conselho Monetário Nacional, the Brazilian Monetary Council;

•	“CTBC Telecom” are to Companhia de Telecomunicações do Brasil Central;

•	“CVM” are to the Comissão de Valores Mobiliários, the Brazilian Securities Commission;

•	“Federal District” are to Distrito Federal, the federal district where Brasilia, the capital of Brazil, is located;

•	“FGV” are to the Fundação Getúlio Vargas, an economic private organization;

•	“General Telecommunications Law” are to Lei Geral de Telecomunicações, as amended, the law which regulates the telecommunications industry in Brazil;

•	“Global Telecom” are to Global Telecom S.A., formerly a Vivo subsidiary before Vivo’s corporate restructuring;

•	“GVT” are to Operating GVT and GVTPar, collectively, formerly wholly owned subsidiaries of Telefônica Brasil prior to our 2016 corporate restructuring;

•	“GVTPar” are to GVT Participações S.A., a formerly wholly owned subsidiary of Telefônica Brasil prior to our 2016 corporate restructuring;

•	“IASB” are to International Accounting Standards Board;

•	“IBGE” are to Instituto Brasileiro de Geografia e Estatística, the Brazilian Institute of Geography and Statistics;

•	“IFRS” are to International Financial Reporting Standards, as issued by the IASB;

•	“IGP-DI” are to the Índice Geral de Preços - Disponibilidade Interna, an inflation index developed by the FGV used by fixed broadband and mobile service providers to adjust their prices;

•	“IGP-M” are to the Índice Geral de Preços ao Mercado, an inflation index developed by the FGV used by TV and cable service providers to adjust their prices;

•	“IOF Tax” are to Imposto sobre Operações de Crédito, Câmbio e Seguros, a tax on credit, exchange and insurance transactions;

•	“IPCA” are to Índice Nacional de Preços ao Consumidor Amplo, the consumer price index, published by the IBGE;

•	“IST” are to Índice de Serviços de Telecomunicações, the inflation index of the telecommunications sector;

•	“Number portability” are to Portabilidade Numérica, the service mandated by ANATEL that provides customers with the option of keeping the same telephone number when switching telephone service providers;

•	“NYSE” are to the New York Stock Exchange;

•	“Oi” are to Oi S.A., the mobile operator branch of Telemar;

•	“Operating GVT” are to Global Village Telecom S.A., a formerly wholly owned subsidiary of Telefônica Brasil prior to our 2016 corporate restructuring;

•	“Real,” “reais” or R$ are to the Brazilian real, the official currency of Brazil;

•	“SEC” are to the U.S. Securities and Exchange Commission;

•	“Telebrás” are to Telecomunicações Brasileiras S.A.–Telebrás;

•	“Telefonica” or are to Telefonica S.A., our parent company;

•	“TJLP” are to Taxa de Juros de Longo Prazo, or long-term interest rate;

•	“UMBNDES” are to a monetary unit of the BNDES, consisting of a currency basket of BNDES debt obligations in foreign currencies, which are mostly denominated in U.S. dollars;

•	“U.S. dollar,” “U.S. dollars” or “US$” are to U.S. dollars, the official currency of the United States;

•	“Vivo” are to Vivo S.A., a formerly wholly owned subsidiary of Telefônica Brasil, which conducted cellular operations including SMP (as defined in the Glossary of Telecommunication Terms), nationwide.

•	“Vivo Participações” are to Vivo Participações S.A. (formerly TELESP Celular Participações S.A.) and its consolidated subsidiaries (unless the context otherwise requires); and

Unless otherwise specified, data relating to the Brazilian telecommunications industry included in this annual report were obtained from ANATEL.

The “Glossary of Telecommunications Terms” that begins on page 145 provides the definition of certain technical terms used in this annual report.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains statements that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this Annual Report can be identified, in some instances, by the use of words such as “will,” “expect,” “aim,” “hope,” “anticipate,” “intend,” “believe” and similar language or the negative thereof or by the forward-looking nature of discussions of strategy, plans or intentions. These statements appear in a number of places in this Annual Report including, without limitation, certain statements made in “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company,” “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” and include statements regarding our intent, belief or current expectations with respect to, among other things:

•	the size and growth rate of the Brazilian telecommunications market;

•	the accuracy of our estimated demand forecasts;

•	our ability to successfully execute our strategic initiatives and capital expenditure plans;

•	our ability to secure and maintain telecommunications spectrum and infrastructure licenses, rights-of-way and other regulatory approvals;

•	our ability to comply with the terms of our concession agreements;

•	decisions by applicable regulatory authorities to terminate, modify or renew our concession agreements or the terms thereof;

•	new telecommunications regulations or changes to existing regulations;

•	technological advancements in our industry and our ability to successfully implement them in a timely manner;

•	network completion and product development schedules;

•	the level of success of competing networks, products and services;

•	the possible requirement to record impairment charges relating to goodwill and long-lived assets;

•	increased competition in the Brazilian telecommunications sector;

•	the cost and availability of financing;

•	uncertainties relating to political and economic conditions in Brazil as well as those of other emerging markets;

•	inflation, interest rate and exchange rate risks;

•	the Brazilian government’s policies regarding the telecommunications industry;

•	the Brazilian government’s tax policy;

•	the Brazilian government’s political instability;

•	adverse decisions in ongoing litigation;

•	regulatory and legal developments affecting the telecommunications industry in Brazil; and

•	other risk factors discussed under “Item 3. Key Information—D. Risk Factors.”

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

Our financial statements prepared in accordance with IFRS as of December 31, 2016 and December 31, 2015 and for the years ended December 31, 2016, December 31, 2015 and December 31, 2014 have also been filed with the CVM, the local securities regulator in Brazil and made publicly available. Our selected financial information included in “Item 3. Key Information—A. Selected Financial Data” should be read in conjunction with, and is qualified in its entirety by, our financial statements and “Item 5. Operating and Financial Review and Prospects” appearing elsewhere in this annual report.

The consolidated financial statements as of December 31, 2016 and 2015 and for each of the three years in the period ended December 31, 2016 are in compliance with IFRS, as issued by the IASB and also with the pronouncements, interpretations and guidance issued by the IASB and the IFRS Interpretations Committee, or the IFRIC, which entered into force as of January 1, 2016.

We have made rounding adjustments to reach some of the figures included in this annual report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Results of GVT Participações S.A. are consolidated into our financial statements as from May 1, 2015. Consequently, our results of operations for the year ended December 31, 2016 are not comparable with our results of operations for the years ended December 31, 2015, 2014, 2013 and 2012.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The selected financial data presented below should be read in conjunction with our consolidated financial statements, including the notes thereto included elsewhere in this annual report. Our consolidated financial statements included herein as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014 have been audited by Ernst & Young Auditores Independentes S.S. The report of Ernst & Young Auditores Independentes S.S. on the consolidated financial statements appears elsewhere in this annual report.

Results of GVT are consolidated into our financial statements as from May 1, 2015. Consequently, our results of operations for the years ended December 31, 2016 are not comparable with our results of operations for the year ended December 31, 2015, 2014, 2013 and 2012. For further information on our corporate restructurings, see “Item 4.A Historical Background—Acquisition of GVT.”

The following tables present a summary of our selected financial data at the dates and for each of the periods indicated. You should read the following information together with our audited consolidated financial statements and the notes thereto included elsewhere in this annual report and with “Item 5. Operating and Financial Review and Prospects.”

	Year ended December 31,
Income Statement Data:	2016	2016	2015	2014	2013	2012
	(in millions of U.S. dollars)(1)	(in millions of reais)
	(except for share and per share data)
Net operating revenue	13,043	42,508	40,287	35,000	34,722	33,919
Cost of goods and services	(6,389)	(20,823)	(20,345)	(17,223)	(17,542)	(16,557)
Gross profit	6,654	21,685	19,942	17,777	17,180	17,362
Operating expenses, net	(4,700)	(15,317)	(14,702)	(12,668)	(12,248)	(10,152)
Equity in earnings (losses) of associates	-	1	2	7	(55)	1
Operating income, net	1,954	6,369	5,242	5,116	4,877	7,211
Financial expense, net	(379)	(1,234)	(848)	(362)	(215)	(291)
Income before tax	1,575	5,135	4,394	4,754	4,662	6,920
Income and social contribution taxes	(322)	(1,050)	(974)	183	(946)	(2,468)
Net income	1,253	4,085	3,420	4,937	3,716	4,452
Attributable to:
Controlling shareholders	1,253	4,085	3,420	4,937	3,716	4,453
Non-controlling shareholders	—	—	—	—	—	(1)
Basic and diluted earnings per share:
Common Shares	0.70	2.27	2.15	4.12	3.10	3.72
Preferred Shares	0.77	2.50	2.37	4.53	3.41	4.09
Cash Dividends per share in reais, net of withholding tax:
Common Shares	0.51	1.65	2.04	2.04	1.86	2.57
Preferred Shares	0.56	1.81	2.25	2.25	2.04	2.82

Balance Sheet Data:	As of December 31,
	2016	2016	2015	2014	2013	2012
	(in millions of U.S. dollars)(1)	(in millions of reais)
	(except for share and per share data)
Property, plant and equipment, net	9,796	31,925	30,477	20,454	18,442	17,604
Total assets	31,317	102,066	101,685	73,065	69,504	70,251
Loans and financing—current portion	780	2,543	2,222	1,509	1,237	1,270
Loans and financing—noncurrent portion	959	3,127	4,455	2,123	3,215	3,774
Debentures—current portion	651	2,120	121	755	287	702
Debentures—noncurrent portion	440	1,434	3,424	3,412	4,015	2,254
Shareholders’ equity	21,246	69,244	68,567	44,950	42,894	44,681
Attributable to:
Controlling shareholders	21,246	69,244	68,567	44,950	42,894	44,681
Noncontrolling shareholders	—	—	—	—	—	—
Capital stock	19,506	63,571	63,571	37,798	37,798	37,798
Number of shares outstanding (in thousands)(2)		1,688,694	1,688,694	1,123,269	1,123,269	1,123,269

Cash Flow Data:	Year ended December 31,
	2016	2016	2015	2014	2013	2012
	(in millions of U.S. dollars)(1)	(in millions of reais)

Operating activities:
Net cash provided by operating activities	3,510	11,440	9,897	9,384	9,576	10,054
Investing activities:
Net cash used in investing activities	(2,115)	(6,895)	(14,626)	(7,608)	(5,543)	(3,721)
Financing activities:
Net cash provided by (used in) financing activities	(1,466)	(4,777)	5,373	(3,627)	(4,622)	(2,089)
Increase (decrease) in cash and cash equivalents	(71)	(232)	644	(1,851)	(589)	4,244
Cash and cash equivalents at beginning of year	1,637	5,337	4,693	6,544	7,133	2,889
Cash and cash equivalents at end of year	1,566	5,105	5,337	4,693	6,544	7,133

(1)	Translated for convenience only using the commercial offer rate as reported by the Central Bank as of December 31, 2016 for reais into U.S. dollars of R$3.2591 to US$1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate as of that or any other date. In addition, translations should not be construed as representations that the real amounts represent or have been or could be converted into U.S. dollars as of that or any other date.

(2)	As of the date of this annual report, we held 2,291 thousand treasury shares.

Exchange Rates

The Central Bank allows the real/U.S. dollar exchange rate to float freely and has intervened to control the exchange rate volatility. However, the exchange market may continue to be volatile, and the real may depreciate or appreciate substantially in relation to the U.S. dollar. The Central Bank or the Brazilian government may intervene in the exchange rate market.

Since 1999, the Central Bank has allowed the real/U.S. dollar exchange rate to float freely, and, since that time, the real/U.S. dollar exchange rate has fluctuated considerably. In 2012, the real depreciated 8.9% against the U.S. dollar. In 2013 and 2014, the real depreciated further 14.6% and 13.4%, respectively against the U.S. dollar. In 2015, the depreciation of the real against the U.S. dollar was 47%. In 2016, the real appreciated 16.5%, against the U.S. dollar, ending the year at an exchange rate of R$3.2591 per US$1.00.

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

	Exchange Rates of R$ per US$1.00
	Period-End	Average(1)	High	Low
Year ended December 31,
2012	2.0435	1.9550	2.1121	1.7024
2013	2.3426	2.1605	2.4457	1.9528
2014	2.6562	2.3547	2.7403	2.1974
2015	3.9048	3.3387	4.1949	2.5754
2016	3.2591	3.4833	4.1558	3.1193

Month
August 2016	3.2403	3.2097	3.2733	3.1302
September 2016	3.2462	3.2564	3.3326	3.1934
October 2016	3.1811	3.1858	3.2359	3.1193
November 2016	3.3967	3.3420	3.4446	3.2024
December 2016	3.2591	3.3523	3.4650	3.2591
January 2017	3.1270	3.1966	3.2729	3.1270
February 2017 (through February 22)	3.0824	3.1070	3.1479	3.0510

Source: Brazilian Central Bank.

(1)	Annually, represents the average of the exchange rates on the last day of each month during the periods presented; monthly, represents the average of the end-of-day exchange rates during the periods presented.

On February 22, 2017, the exchange rate was R$3.0824 to US$1.00. The real/dollar exchange rate fluctuates and, therefore, this exchange rate may not be indicative of future exchange rates.

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

In the past, the Brazilian government has intervened in the Brazilian economy and made changes in policy and regulations. The Brazilian government’s actions to control inflation and affect other policies have often involved wage and price controls, currency devaluations, capital controls and limits on imports, among other things. Our business, financial condition, results of operations and the market price of our preferred shares and ADSs may be adversely affected by changes in government policies, especially those related to our sector, such as changes in telephone fees and competitive conditions, as well as general economic factors, including:

•	currency fluctuations;

•	exchange control policies;

•	internal economic growth;

•	inflation;

•	energy policy;

•	interest rates;

•	liquidity of domestic capital and lending markets;

•	tax policies; and

•	other political, diplomatic, social and economic developments in or affecting Brazil.

Uncertainty regarding changes by the Brazilian government to the policies, regulations or standards affecting these or other factors in the future may contribute to economic uncertainty in Brazil and heightened volatility in the Brazilian securities markets and securities issued abroad by Brazilian companies. In addition, possible political crises may affect the confidence of investors and the public in general, which may result in economic deceleration and affect the trading prices of shares issued by companies listed on the stock exchange, such as us.

Our business may be vulnerable to the current disruptions and volatility in the global financial markets.

We are susceptible to swings in global economic conditions, typified most recently by difficult credit and liquidity conditions and disruptions leading to greater volatility commencing in mid-2007 with the global financial crisis. The global economy has largely recovered, however markets remain subject to ongoing volatility factors including interest rate divergence, geopolitical events, and global growth expectations, and there is no assurance that similar conditions will not arise again. In the long term, as a consequence, global investor confidence may remain low and credit may remain relatively lacking. Hence, additional volatility in the global financial markets may occur. The Brazilian economy remains subject to risks and adjustments arising from international financial conditions. Various governments may continue to intervene in their financial systems and perform fiscal and monetary adjustments. There is no assurance, however, that these measures will be successful in stimulating growth or in stabilizing conditions in international financial markets.

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

Political conditions in Brazil may affect the confidence of investors and the public in general, as well as the development of the economy. For example, 2016 was marked by an unstable political scenario evidenced by widespread protests and ongoing investigations into allegations of corruption in state-controlled enterprises that contributed to the decline of the confidence of investors and the public in general. The Brazilian Congress commenced impeachment proceedings against then President Dilma Rousseff on December 2, 2015, for violating budgetary laws to prop up the Brazilian economy during her reelection campaign in 2014. On April 17, 2016, more than two-thirds of Brazil’s Congress voted to proceed with the impeachment proceedings. The proceedings then moved to the Senate, which on May 12, 2016 voted to commence a trial of President Rousseff, resulting in her suspension from the post for up to 180 days, during which time Vice President Michel Temer assumed the Presidency. On August 31, 2016, President Rousseff was convicted by the Senate and definitively removed from office. On the same date, Michel Temer assumed the Presidency of Brazil until the next general elections, scheduled for October of 2018. Rousseff appealed the Senate’s final decision to the Supreme Court, whose decision is pending. In this context, it is currently uncertain whether Temer will enjoy the support of the Brazilian Congress, or what policies he will be able to implement. In addition, Temer and his government have been the target of protests throughout Brazil since he assumed power on a provisional and now definitive basis. The resolution of the political and economic crisis in Brazil still depends on the outcome of Operation “Lava Jato” and approval of reforms that are expected to be promoted by the new president. We have no control over the situation and cannot foresee what policies or actions the Brazilian government may pursue. The Brazilian government may be subject to internal pressure to change its current macroeconomic policies, including its fiscal policy, in order to achieve higher rates of economic growth and/or meet its fiscal targets. During the past years, the Central Bank has maintained a tight monetary policy with high interest rates, thus restricting the availability of credit and reducing economic growth in order to control inflation. We cannot foresee what policies the government will adopt. Furthermore, any indecision by the Brazilian government in implementing changes in certain policies or regulations may contribute to economic uncertainty in Brazil, and increase stock market volatility. Any of these factors may adversely affect the Brazilian economy, our business, financial condition, results of operations and the market price of our preferred shares and ADSs.

Inflation and government efforts to curb inflation may contribute to economic uncertainty in Brazil, adversely affecting our business and results of operations.

Brazil has historically experienced high rates of inflation. Inflation and certain governmental measures taken in the attempt to curb inflation have had significant negative effects on the Brazilian economy. In 2015, inflation measured by the Brazilian consumer price index (Índice de Preços ao Consumidor), or IPCA, reached 10.67%, above the upper limit of 6.5%, established by the CMN. In 2016, inflation as measured by the IPCA retreated to 6.3%, below the upper limit of 6.5%, established by the CMN. In 2017, the Brazilian monetary policy will continue to use the IPCA as a reference for the inflation target. The inflation target for 2017 is set at 4.5%, allowing 1.5 percentage points below or above this target, which means a reduction of 0.5 percentage points to this interval in relation to the target for 2016. If the Central Bank’s assessment is that inflation will be above this target, it may raise interest rates, directly affecting the cost of our debt and indirectly reducing the demand for products and services related to telecommunications. In 2017, factors that may adversely affect consumer inflation are, among others, the depreciation of the real against global benchmark currencies, a possible decision by the Brazilian federal government to raise utility prices (such as electricity tariffs) and potential tax increases.

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

Increases in interest rates may have a material adverse effect on our business. The Monetary Policy Committee of the Central Bank (Comitê de Política Monetária do Banco Central do Brasil) sets the basic interest rate for the Brazilian financial system based on the future inflation rate and the central inflation target. On December 31, 2016, the basic interest rate was 13.75% per year, compared to 14.25% per year on December 31, 2015. The basic interest rate decreased 75 basis points on January 11, 2017 and is currently 13.00% per year. The current market consensus is converging towards an IPCA target of 4.5%. The Copom justified its decision based on the lower-than-expected economic activity, lower inflation expectations and positive advances on the necessary economic reforms. As a result, the Central Bank may keep the pace of the cuts of the overnight rate (Sistema Especial de Liquidação e de Custódia – Selic) in the next months, but may increase rates depending on how the macroeconomic scenario evolves. Such rate increases may adversely affect our business and results of operations.

Fluctuations in exchange rates may adversely affect our ability to meet liabilities denominated or linked to foreign currencies or reduce our income in foreign currency, and may have a material adverse effect on the market value of our preferred shares and ADSs.

The exchange rate between the U.S. dollar and the Brazilian real has experienced significant fluctuations in recent years. The Real depreciated 12.6% against the U.S. dollar in 2011, 8.9% in 2012, 14.6% in 2013, 13.4% in 2014, 47% in 2015 and appreciated 16.5% in 2016.

As of December 31, 2016, 14% of our total indebtedness of R$9.2 billion was denominated in foreign currency (of which 10% was denominated in U.S. dollars). As of December 31, 2016, we had currency hedges in place to cover all of our financial foreign currency-denominated indebtedness.

Approximately 6.2% of our operating costs and expenses are payable or linked to payment by us in U.S. dollars or Euros. By contrast, 99.7% of our revenue is generated in reais, except income derived from hedging transactions, international long-distance interconnection fees and services to customers outside of Brazil.

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

Our business is subject to extensive regulation, including any regulatory changes that may occur during the terms of our concession agreements and our authorizations to provide telecommunication services. ANATEL, the main telecommunications industry regulator in Brazil, regulates, among other things:

•	industry policies and regulations;

•	licensing;

•	fees and tariffs;

•	competition, including our ability to grow by acquiring other telecommunications businesses;

•	telecommunications resource allocation;

•	service standards;

•	technical standards;

•	quality standards;

•	interconnection and settlement arrangements; and

•	universal service obligations.

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

In recent years, ANATEL has also been reviewing and introducing changes to its regulation, especially regarding asymmetric competition measures and interconnection fees charged among Brazilian telecommunications service providers. Asymmetric competition measures can include regulations intended to rebalance markets in which a market participant has distinct market power over other competitors. The adoption of disproportionately asymmetric measures could materially adversely affect our business, financial condition, revenues, results of operations and prospects.

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

Therefore, our business, results of operations, revenues and financial conditions could be negatively affected by the actions of the Brazilian authorities, including, in particular, the following:

•	the introduction of new or stricter operational and/or service requirements;

•	the granting of operating licenses in our areas;

•	limitations on interconnection fees we may charge to other telecommunications service providers;

•	delays in the granting of, or the failure to grant, approvals for rate increases; and

•	antitrust limitations imposed by ANATEL and CADE.

We may be unable to successfully accomplish expected synergies of the GVT acquisition.

In order to achieve the full potential of expected GVT synergies, we will depend on our ability to continue to effectively integrate GVT’s business and management into our business and management, as well as the overall macroeconomic environment. The integration of GVT into Telefônica has been progressing according to schedule; however, there are inherent risks to any integration that may harm the process. We have to integrate certain systems and processes, such as customer service, field operations, investments optimization, as well as GVT’s services into our mix of products. While the integration process has progressed smoothly so far, it consumes time and brings uncertainties to the business. An inability to fully capture the benefits of synergy opportunities, including delays on integration process, would have an adverse effect on our operations and financial results.

Our concession may be terminated by the Brazilian government under certain circumstances.

We operate our fixed line business in the state of São Paulo under a concession granted by the Brazilian government. According to the terms of the concession, we are obligated to meet certain universal service requirements and to maintain minimum quality and service standards. For example, ANATEL requires that we satisfy certain conditions with respect to, among other things, expansion of our network to provide public pay-phone service for all locations with a population over 100 inhabitants, expansion of our network to provide private individual telephone service for all locations with a population over 300 inhabitants, as well as several quality of service targets. Our ability to satisfy these and other terms and conditions may be affected by factors beyond our control. Our failure to comply with the requirements of our concession may result in the imposition of fines up to R$50.0 million or other government actions, including the termination of our concession. Any partial or total revocation of our concession would have a material adverse effect on our financial condition and results of operations.

Moreover, the concession agreements establish that all assets owned by us, which are indispensable to the provision of the services described in such agreements, are considered “reversible assets” (bens reversíveis) and are deemed to be part of the concession assets. According to recent interpretations by ANATEL of current regulation, reversible assets will be automatically returned to ANATEL upon expiration of the concession agreements, according to the regulation in force at that time and would not be available to creditors in the event of insolvency, bankruptcy or similar events. As of December 31, 2016, the net book value of our reversible assets is estimated at R$8.8 billion, which are comprised of switching and transmission equipment and public use terminals, external network equipment, energy equipment and system and operation support equipment.

Review of our concession agreements and/or the implementation of a new regulatory framework in Brazil could have a materially adverse effect on our operations.

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

On June 27, 2014, as set forth in our concession agreement for fixed line services, ANATEL opened a public review and comment period for the revision of the terms of our concession agreement with respect to the 2016-2020 period. The review period was scheduled to expire on December 26, 2014. As the Federal Senate is currently holding discussions over a new regulatory framework for telecommunications that are expected to affect our concession agreement, the deadline for the termination of this review period and the finalization of any revisions to our concession contracts has been continuously postponed. On December 30, 2016, the review period deadline was postponed once more, to June 30, 2017, as ANATEL cannot publish a new version of the contract while this discussion is in progress within the Brazilian legislative branch.

Changes to our concession agreement, or to the regulatory framework more broadly, may entail new requirements imposed on us, including requirements to make certain investments and/or capital expenditures, as well as the imposition of conditional investment requirements in order to obtain certain benefits under a new regulatory framework. Moreover, ANATEL may impose new service targets on us, with values that we are not able to predict. The conditions, terms and criteria being considered with respect to any such changes in the regulatory framework are still uncertain, and will only be defined by ANATEL after the approval of a law amending the General Telecommunications Act. Any such changes to laws, rules or regulations could have a material adverse effect on our operations and financial condition.

Telefônica Brasil is exposed to risks in relation to compliance with anti-corruption laws and regulations.

Telefônica Brasil is required to comply with Brazilian anti-corruption laws and regulations, as well as laws and regulations on the same subject in jurisdictions where it has its securities traded. In particular, the Company is subject, in Brazil, to the Law nº 12.846/2013 and, in the United States, to the U.S. Foreign Corrupt Practices Act of 1977.

Although the Company has internal policies and procedures designed to ensure compliance with the aforementioned anti-corruption laws and regulations, there can be no assurance that such policies and procedures will be sufficient or that the Company’s employees, directors, officers, partners, agents and service providers will not take actions in violation of the Company’s policies and procedures (or otherwise in violation of the relevant anti-corruption laws and regulations) for which the Company or they may be ultimately held responsible. Violations of anti-corruption laws and regulations could lead to financial penalties, damage to the Company’s reputation or other legal consequences that could have a material adverse effect on the Company’s business, results of operations and financial condition.

In connection with the above-mentioned policies, Telefônica Brasil is currently conducting an internal investigation - which is part of a broader investigation being conducted by the controlling shareholder of the Company (Telefónica, S.A.) - regarding possible violations of the abovementioned laws and regulations. Telefônica Brasil is in contact with governmental authorities about this matter and intends to cooperate with those authorities as the investigation continues. It is not possible at this time to predict the scope or duration of this matter or its likely outcome.

We are dependent on key personnel and the ability to hire and retain additional personnel.

We believe that our success will depend on the continued services of our senior management team and other key personnel. Our management team is comprised of highly qualified professionals, with extensive experience in the telecommunications industry. The loss of the services of any of our senior management team or other key employees could adversely affect our business, financial condition and results of operations. We also depend on the ability of our senior management and key personnel to work effectively as a team.

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

We are exposed to contingent liabilities resulting from our contracting structure, which includes third party service providers. Such potential liabilities may involve labor claims by third party providers that are treated as direct employees as well as joint liability claims relating to wage or overtime pay complaints and workplace injury claims. If a significant portion of these contingent liabilities are decided against us and for which we have not made adequate provisions, our financial condition and results of operation may be adversely affected.

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

The high growth in data markets in general and broadband in particular may result in a limited supply of equipment essential for the provision of such services, such as data transmission equipment and modems. The restrictions on the number of manufacturers imposed by the Brazilian government for certain inputs, mainly data transmission equipment and modems, and the geographical locations of non-Brazilian manufacturers of these inputs, pose certain risks, including:

•	vulnerability to currency fluctuations in cases where inputs are imported and paid for with U.S. dollars, Euros or other non-Brazilian currency;

•	difficulties in managing inventory due to an inability to accurately forecast the domestic availability of certain inputs; and

•	the imposition of customs or other duties on key inputs that are imported.

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

Consolidation in the telecommunications market may increase competition in the near future and may change Brazilian market dynamics.

Mergers and acquisitions may change market dynamics, create competitive pressures, force small competitors to find partners and impact our financial condition; and may require us to adjust our operations, marketing strategies (including promotions), and product portfolio.

The entry of a new market participant with significant financial resources or potential changes in strategy by existing telecommunications service providers can change the competitive environment in the Brazilian market. We may be unable to keep pace with these changes, which could affect our ability to compete effectively and have a material adverse effect on our business, financial condition and results of operations.

Additional joint ventures, mergers and acquisitions among telecommunications service providers are possible in the future. If such consolidation occurs, it may result in increased competition within our market. We may be unable to adequately respond to pricing pressures resulting from consolidation in our market, adversely affecting our business, financial condition and results of operations. We may also consider engaging in merger or acquisition activity in response to changes in the competitive environment, which could divert resources away from other aspects of our business.

We face significant competition in the Brazilian market.

The Brazilian telecommunications market growth (measured in revenues) declined in 2016, mainly due to mandatory reductions in mobile termination rates required by Brazilian regulators, as well as a decrease in the use of traditional services (voice and lower speed broadband). By contrast, premium services such as ultra-broadband and mobile data boosted the revenues of telecommunications companies. Customers are demanding higher quality and more data availability, which require investments in the development and expansion of new technologies (Fiber and 4G), pressing companies’ results.

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

In December 2016 and January 2017, ANATEL held a public consultation to discuss new parameters to regulate asymmetries in the telecommunications market. In contrast to the current model, ANATEL is proposing to regulate companies not based on their market power throughout the country, but according to the degree of competition present in each municipality.

Additionally, a new regulatory framework for the telecommunications sector is being considered by the Brazilian government. In this regard, legislators are considering the possibility of switching the STFC from the current concession regime to an authorization regime, as well as revisions to the reversibility of assets associated with a concession regime, in order to take account of ongoing technological convergence and changing market dynamics in the sector. Those measures would remove the current legal uncertainty imposed on concession holders and are expected to encourage a more efficient use of assets. The failure to implement any such changes to the regulatory infrastructure could adversely affect the operational and financial results of concession holders.

Changes to any of the above described regulations may have a material effect on our financial condition and results of operations.

We are subject to certain risks related to conditions and obligations imposed by ANATEL for the use of the spectrum needed for the LTE services we offer.

In 2010, ANATEL required multichannel multipoint distribution service, or MMDS, companies, including us, to return a significant portion of the 2.5GHz spectrum we owned at that time. In addition, on June 12 and 13, 2012, ANATEL held a public auction for 273 lots of 4G, on the 2.5GHz to 2.69GHz frequencies. We acquired the “X” band, with a nationwide coverage, for R$1.05 billion. According to spectrum cap rules for bidding processes, we had to return the remaining portion of the 2.5GHz spectrum we previously owned to operate our MMDS services. In order to meet the coverage obligations and the schedule defined by ANATEL, we have made 4G services available to 516 cities in Brazil. To complete the coverage requirements, we will need to implement 4G coverage in 787 cities with between 30,000 and 100,000 residents by December 31, 2017.

To achieve these goals, Telefonica has deployed and continues to deploy 4G coverage in such municipalities and serves its customers through the use of its own network or by agreement of RAN-sharing approved by ANATEL. Verification of compliance with these targets will be made by the Agency under a supervisory.

The coverage commitments in cities with less than 30,000 inhabitants may be fulfilled with other frequency bands, according to the following schedule:

•	by December 31, 2017: 117 cities;

•	by December 31, 2018: another 117 cities; and

•	by December 31, 2019: 156 more cities.

In 2012, ANATEL auctioned a 450 MHz frequency lot tied to the 2.5 GHz band, to meet voice and data demand in remote rural areas. Under band “X,” which we acquired in the bidding process, we will be required to provide infrastructure in rural areas in the states of Alagoas, Ceará, Minas Gerais, Paraíba, Pernambuco, Piauí, Rio Grande do Norte, Sergipe, and countryside of São Paulo, for a total of 2,556 municipalities.

In 2016, ANATEL’s board of directors approved a request made by telecommunications companies to allow for coverage in those remote areas with other technologies, since there is no available ecosystem to use the 450 MHz frequency.

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

In January 2016, the Ministry of Communications published a new schedule for the Analog TV Switch Off, postponing the usage of the 700 MHz frequency for telecommunications in some major Brazilian cities. According to the new schedule, two cities were turned off in 2016: Rio Verde (GO) and Brasília (DF). Despite minor delays, the program implementation was considered successful. According to the schedule, analog TV services in 349 municipalities in 8 states (Bahia, Ceará, Espírito Santo, Goiás, Minas Gerais, São Paulo, Rio de Janeiro and Pernambuco) will be shut down in 2017, including the capitals of these states. The list of municipalities for 2018 has not yet been defined.

In December 2015, ANATEL auctioned the remaining spectrum lots in the 1800 MHz, 1900 MHz and 2500 MHz bands, where Telefônica acquired seven lots of 2.5 GHz frequency band for a total of R$185.4 million. These lots are associated to six different States, five of them in the capital cities of the States of São Paulo, Rio de Janeiro, Porto Alegre, Florianópolis, and Palmas and one in an interior city of the State of Mato Grosso do Sul. Such frequencies will be used for provision of mobile broadband service on 4G.

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

If we are not able to meet targets and obligations set forth in the bid documents, ANATEL may use our bank guarantees, we may be subject to fines and/or have our licenses to operate these frequencies revoked, negatively affecting our business and results of operations. Additionally, the inefficient use of any frequency may lead to the loss of the usage license.

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

We are organized under the laws of Brazil, and all of our executive officers and our independent public accountants reside or are based in Brazil. Also, six of our twelve directors reside or are based in Brazil. Substantially all of our assets and those of these other persons are located in Brazil. As a result, it may not be possible for holders of the ADSs to effect service of process upon us or these other persons within the United States or other jurisdictions outside Brazil or to enforce against us or these other persons judgments obtained in the United States or other jurisdictions outside Brazil. Because judgments of U.S. courts for civil liabilities based upon the U.S. federal securities laws may only be enforced in Brazil if certain conditions are met, holders may face greater difficulties in protecting their interests due to actions by us, our directors or executive officers than would shareholders of a U.S. corporation.

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

Holders of our preferred shares will not be able to exercise the preemptive rights relating to the preferred shares underlying their ADSs unless a registration statement under the U.S. Securities Act of 1933, as amended, or the Securities Act, is effective with respect to the shares underlying those rights, or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement. Unless we file a registration statement or an exemption from registration applies, holders of our preferred shares may receive only the net proceeds from the sale of their preemptive rights by the depositary, or if the preemptive rights cannot be sold, they will lapse and they will not receive any value for them. For more information on the exercise of these rights, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Description of Our Bylaws—Preemptive Rights.”

An exchange of ADSs for preferred shares risks the loss of certain foreign currency remittance and Brazilian tax advantages.

Beginning on March 30, 2015, the different forms of foreign portfolio investments in Brazil, including investments via Depositary Receipts, have been regulated by CMN Resolution 4,373, of September 29, 2014 (or “Resolution No. 4,373”), which revoked the former rule (CMN Resolution 2,689, of January 26, 2000) that had been in effect for the previous 15 years. Resolution No. 4,373 provides for the issuance of Depositary Receipts in foreign markets in respect of shares of Brazilian issuers, and, pursuant to this regulation, the ADSs benefit from the certificate of foreign capital registration, which permits Citibank N.A., as depositary, to convert dividends and other distributions with respect to preferred shares into foreign currency, and to remit the proceeds abroad. Holders of ADSs who exchange their ADSs for preferred shares will then be entitled to rely on the depositary’s certificate of foreign capital registration for five business days from the date of exchange. Thereafter, they will not be able to remit non-Brazilian currency abroad unless they obtain their own certificate of foreign capital registration, or unless they qualify under CMN Resolution No. 4,373, which entitles certain investors to buy and sell shares on Brazilian stock exchanges without obtaining separate certificates of registration. CMN Resolution No. 4,373 replaced both CMN Resolution No. 1,927 and CMN Resolution No. 2,689 as of March 30, 2015. Further rules will be issued by CVM and by the Central Bank to regulate foreign investments in ADSs, including with regard to the exchange of ADSs for preferred shares and the remittance of funds arising from the sale of these preferred shares.

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

In case of any assessment by the Brazilian tax authorities, the gains arising from the disposal of ADSs made as of January 1, 2017 could be subject to capital gain tax in Brazil at (i) progressive rates ranging from 15% to 22.5% (for transactions executed after January 1, 2017) or at a flat rate of 15% (for transactions executed before January 1, 2017), or (ii) 25% if the non-Brazilian holder is located in a tax haven jurisdiction, whether the transaction was executed before or after January 1, 2017. See “Item 10. Additional Information—E. Taxation—Brazilian Tax Considerations.”

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

According to Brazilian Law, the transaction must be approved by both ANATEL and CADE. On December 22, 2014, ANATEL approved the transaction and imposed certain obligations, that include (1) the maintenance of current GVT services and plans within the same geographic scope in which GVT previously operated, requiring, in addition, that the successor company expand its operations to at least ten new municipalities within three years beginning on January 26, 2015; and (2) the waiver of the STFC license held by GVT within 18 months of ANATEL’s decisions, since the same economic group cannot hold more than one STFC license in the same geographic area. Telefônica has satisfied both obligations.

On March 25, 2015, CADE provisionally approved the GVT acquisition, subject to a series of obligations imposed to prevent any undesired concentration effects of the merger. Such obligations require that we:

•	Maintain, for at least three years, the current geographical coverage for STFC, SCM and SeAC services;

•	Maintain, for at least three years, the current average broadband speed for GVT’s customers on a nationwide basis. The reference as of December, 2014 is 15.1 Mbps;

•	Maintain, for at least three years, the current average broadband speed for GVT’s customers in São Paulo. The reference as of December, 2014 is 18.25 Mbps; and

•	Do not exchange, directly or indirectly, classified information, strategic or competitively sensitive information with any other company or between management and representative responsible for subsidiaries of Vivendi Group, Telefónica Group and Telecom Italia Group related to its operations in the Brazilian market.

In November 2015, ANATEL consented to our corporate reorganization involving Telefônica Brasil S.A., GVT Participações S.A. and its subsidiaries . The approval was subject to certain conditions such as the end of overlap licenses of STFC, SCM and SeAC within 18 months and the obligation to present a list of all assets from the companies incorporated in our STFC (Sector 31, Region III) concession area, confirming the absence of reversible assets burdened judicially (by means of a negative certificate), or in case of attachment, present the appropriate requests for replacement.

On March 14, 2016, the corporate reorganization was approved by our Board of Directors, and was completed on April 1, 2016, after the approval by an extraordinary shareholders meeting of the relevant companies

We are registered with the CVM as a publicly held company and our stock is traded on the BM&FBOVESPA under the symbol “VIVT3” (formerly “TLPP3”) for common shares and “VIVT4” (formerly “TLPP4”) for preferred shares. We are also registered with the SEC in the United States and our ADSs are traded on the NYSE, under the symbol “VIV” (formerly “TSP”). Our headquarters are located at Avenida Engenheiro Luis Carlos Berrini, 1376, 04571-936, São Paulo, SP, Brazil. Our telephone number is 55-11-3430-3687 and our website is www.telefonica.com.br/ir. The information on our website is not part of this annual report on Form 20-F.

As of December 31, 2016, we had 569,354,053 outstanding common shares (excluding treasury shares), with no par value per share, and 1,119,340,367 outstanding preferred shares (excluding treasury shares), with no par value per share. Our shareholders’ equity was in the amount of R$69.2 billion as presented in our audited financial statements prepared in accordance with IFRS.

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

On March 14, 2016, our board of directors approved a corporate restructuring in order to simplify our organizational structure. In the previous corporate structure, GVT Participações S.A. (“GVTPart”) was 100% owned by Telefonica Brasil, as shown below:

On the date of the merger, GVT was split and its net assets were transferred to GVTPart and to POP. The portion of the spun-off net assets of GVT concerning the goods, rights and obligations related to telecommunications activities were transferred to GVTPart and the remaining portion, concerning the assets, rights and obligations related to the other activities of non-telecommunications were transferred to POP. GVTPart was subsequently merged into Telefônica Brasil, resulting in the following corporate structure:

The corporate restructuring did not result in a capital increase or change in ownership of the Company’s shareholders and was ratified by an extraordinary shareholders’ meeting on April 1, 2016.

Acquisition of Telefônica Transporte e Logística Ltda. (TGLOG) by TData

On October, 28, 2015, TData, as buyer, and Telefónica Gestión de Servicios Compartidos España S.A., as seller, entered into a Stock Purchase agreement that resulted in the acquisition of Telefônica Transporte e Logística Ltda., a company headquartered in Brazil which provides Logistics services.

Capital Expenditures

Year Ended December 31, 2016

In 2016, we invested R$8,189.1 million, a 6.8% increase over the amount we invested in 2015, primarily due to the cost of acquiring the remains of the 2,500MHz 4G spectrum (R$185 million) and also because GVT’s capital expenditures from January 1, 2015 to April 30, 2015, which totaled R$582.9 million, were not consolidated in our 2015 financial statements. Investments in projects were strongly focused on network (which accounted for 84% of investments in 2016, excluding licenses) and included expenditures on items such as radio access network (Node-Bs, eNode-Bs and WCDMA carriers), transmission backhaul and backbone, FTTH and copper network. The investments helped sustain our commercial and revenue growth while maintaining the quality of the services provided and are also designed to prepare us for medium-term growth.

To meet the needs of an increasingly data driven and connected society, significant investments were made to support the strong growth of data usage in our residential fiber, mobile 3G/4G and dedicated corporate networks. We continue to invest in expanding our national data transmission backbone to meet the increase in data traffic throughout Brazil.

The following table sets forth our capital expenditures for each year in the three-year period ended December 31, 2016.

	Year ended December 31,
Telefônica Brasil	2016	2015	2014
	(in millions of reais)
Network	6,743.9	6,557.6	5,517.0
Technology / Information Systems	929.5	870.3	590.4
Others(1)	515.6	239.6	3,033.0
Total capital expenditures	8,189.1	7,667.5	9,140.4

(1)	Consists primarily of handset sales made to corporate customers for the length of their contracts, furniture and fixtures, office equipment and store layouts and spectrum licensing costs. The licensing costs are R$2,770 million in 2014 and R$0.1 million in 2015 related to the acquisition of the new 700MHz frequency spectrum; also R$185 million in 2016 related to the acquisition of the remains of 2,500 MHz spectrum for 4G usage.

Year Ended December 31, 2015

In 2015, considering the consolidation effect of GVT from May 1, 2015, we invested R$7,667.5 million, a 16% decrease over the amount we invested in 2014, primarily due to the cost of acquiring the new 700 MHz frequency spectrum, in an amount of R$2,770 million. However, the consolidation of GVT’s investment partially compensated for the decrease in investments with spectrum licenses (20% increase in capital expenditures, excluding licenses). Investments in projects were strongly focused on network (which accounted for 86% of investments in 2015, excluding licenses) and included expenditures on items such as radio access network (Node-Bs, eNode-Bs and WCDMA carriers), transmission backhaul and backbone, FTTH and copper network. The investments helped sustain our commercial and revenue growth while maintaining the quality of the services provided and are also designed to prepare us for medium-term growth.

Year Ended December 31, 2014

In 2014, we invested R$9,140.4 million, a 52% increase over the amount we invested in 2013, primarily due to the cost of acquiring the new 700 MHz frequency spectrum, in an amount of R$2,770 million; however, we also increased the capital expenditures for projects (14% in capital expenditures, excluding licenses).

B.	Business Overview

We are the leading mobile telecommunications company in Brazil (30.2% market share as of December 31, 2016, based on accesses), with a particularly strong position in postpaid mobile services (42.1% market share as of December 31, 2016, based on accesses). We are also the leading fixed telecommunications company in the state of São Paulo where we began our business as a fixed telephone service provider pursuant to our concession agreement. In the same period, we reached almost 51% of market share in ultra-fast broadband accesses with speeds higher than 34 Mbps in the state of São Paulo.

According to ANATEL’s customer service performance index, we are and have been the highest-quality mobile operator in Brazil. Our Vivo brand, under which we market our mobile services, is among the most recognized brands in Brazil. The quality of our services and strength of our brand recognition enable us to, on average, achieve higher prices relative to our competition and, as a result, generally earn higher margins. As of December 31, 2016, our average revenue per mobile user, or ARPU, of R$28.6 represented a significant premium relative to the market average of R$16.1 (considering the average Mobile ARPU of Claro, TIM and Oi for the third quarter of 2016). In 2016, we captured 38.0% of the net additions of 6.1 million in the postpaid mobile segment. We offer our clients a complete portfolio of products, including mobile and fixed voice, mobile data, fixed broadband, ultra-fast broadband, or UBB (based on our Fiber to the Home, or FTTH and Fiber to the Curb, or FTTC infrastructure), Pay TV, information technology and digital services (such as entertainment, cloud and financial services). We also have one of the most extensive distribution networks of the sector, where our clients can obtain certain services, such as purchasing credit for prepaid phones.

We seek to continue to increase our operating margins by focusing on developing and growing our product offerings so that they comprise an integrated portfolio of higher-margin services. As part of this strategy, we acquired GVT in 2015, a high-growth telecommunications company in Brazil that offers high-speed broadband, fixed telephone and Pay TV services to high income customers across its target market, primarily located outside the state of São Paulo.

Our Operations and Services

Our operations consist of:

•	local and long distance fixed telephone services;

•	mobile services, including value-added services;

•	data services, including broadband services and mobile data services;

•	Pay TV services through DTH (a satellite technology), IPTV and cable;

•	network services, including rental of facilities, as well as other services;

•	wholesale services, including interconnection;

•	digital services;

•	services designed specifically for corporate customers;

•	the sale of wireless devices and accessories.

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

Our mobile portfolio includes voice and broadband internet access through 3G and 4G as well as value-added services, including voice mail, voice mail translation in speech-to-text, caller identification, voice minutes in unlimited bundles to other mobile phones of postpaid customers, ring tones, and innovative services such as multi-media backup, cloud based services to save texts, entertainment and music apps, advertising platforms, among others. All these services can be bought directly by the client at Vivo Service Stores (“Lojas de Serviços Vivo”).

We also offer wireless roaming services through agreements with local mobile service providers throughout Brazil and other countries, allowing our subscribers to make and receive calls while outside of our concession areas. We provide reciprocal roaming rights to the customers of the mobile service providers with which we have such agreements.

Data Services

We provide fixed broadband through xDSL technologies, coaxial cable and fiber (FTTH – fiber-to-the-home and FTTC – fiber-to-the-curb), with speeds ranging from 1Mbps to 300Mbps.

In 2016, we covered 100% of the municipalities in our concession area in the state of São Paulo, reaching more than 7.2 million fixed broadband customers, and we expanded our national fiber network to reach more than 17 million homes.

In 2010, we began offering the “Banda Larga Popular,” an initiative of the government of the state of São Paulo to provide broadband at affordable prices to the low-income population. This product currently has a top speed of 2Mbps.

Through the GVT acquisition in 2015, we were able to further expand our data services by providing high speed broadband to high income customers across our target markets. GVT’s last mile architecture was based on FTTC technology, with broadband commercial speeds of up to 300 mbps. GVT provided services that were complementary to our own, with limited overlap with the services we already provided. Such complementary services included fiber broadband to locations in the state of São Paulo (outside of the city of São Paulo, where we already have a large presence) and nationwide.

In mobile broadband, we use a variety of technologies to provide wireless internet services to our customers. Our 3G network is currently available nationwide. In addition, we offer the HSPA+ technology, commercially known as 3G Plus. This technology allows customers with compatible terminals (including handsets) to reach up to three times the speed of traditional 3G. In December 2016, we covered 3,652 municipalities with our 3G network, reaching 89.7% of Brazil’s population. We also offer the 4G LTE technology which, by the end of 2016, was available in 516 municipalities, reaching 60.2% of Brazil’s population.

In 2014, Vivo conducted a systematic change to its offering of data plans under the SMP network, blocking data usage after consumption of the total contracted volume. This change, which was initially applicable to customers using SMP services under the prepaid billing model, was implemented in order to enhance the user experience for this type of connection. In 2015, we began implementing the new data plan system under the SMP network for customers using the service under the post-paid billing model. With this new model, Vivo strengthened its guarantee that consumers can monitor their data consumption at any time through the client relationship portal, known as “My Vivo” or through the “My Vivo” app.

Pay TV Services

We began offering subscription-based television, or “Pay TV,” services via DTH (“direct to home,” a special type of service that uses satellites for the direct distribution of television and audio signals to subscribers) on August 12, 2007. We currently provide Pay TV services by means of DTH and IPTV (a type of service that offers video broadcast through the use of IP protocol) technologies and as of December 31, 2016, had 1.7 million Pay TV customers, including more than 253 thousand IPTV customers. We currently offer DTH nationwide and IPTV and cable in the metropolitan area of the city of São Paulo.

Network Services

Our network management technology ensures comprehensive management and supervision of all our network processes and network performance for our wholesale clients. We have two Network Management Centers, one located in São Paulo (with a remote team in Minas Gerais) and another located in Curitiba. These centers monitor all regions of the country, but each has a different function.

The Network Management Center in São Paulo monitors the critical network operational parameters of the countrywide transmission backbone, IP networks, broadband networks, core networks and services platforms. The remote team in Minas Gerais monitors the critical operational parameters of the radio access network, infrastructure and online services performance. The Network Management Center in Curitiba monitors the critical operational parameters of the countrywide transmission backbone, network interconnection and IPTV/DTH networks. These centers are able to identify abnormalities in both our network and in third-party networks, using failure and signaling monitoring systems. In addition, quality and service standards are constantly monitored. The Network Management Centers are integrated with maintenance and operations teams that maintain and operate cellular network elements, as well as cellular infrastructure and transmission, in addition to the radio network elements and computing bases, service platforms and communications backbones.

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

In addition, we are able to offer a complete portfolio of wholesale products, including L2L, IP, ETHERNET, MPLS and GPON. All of these products are used to meet the demands of other network operators and regional internet providers. The circuits are requested with different service level agreements, and we are required to provide the facilities with contingency routes, sites and equipment to improve the service against points of failure. In 2017, we expect to meet demand for more than 3Gbps of bandwidth in special circuits.

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

At the end of 2016, we had 312 local and long-distance interconnection agreements and 115 agreements for provision of local traffic and long-distance.

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

Digital Services (including Value Added Services)

We continued to make strides in 2016 in the process of becoming a digital telecommunications company in areas such as financial services, machine-to-machine operations, e-health solutions, security, education, insurance, entertainment and mobile advertising. In entertainment, for example, we have over 10 million clients, served by a wide portfolio of products directed towards the B2C segment, such as Studio+, the first global premium video series offer for mobile screens, and WatchMusic, a streaming music video service with unlimited access to live shows and original performances from thousands of artists from Brazil and from the rest of the world. In addition, in mobile advertising we have launched a new platform called Vivo Ads through which clients who exceed their data plans and try to use the browser are redirected to a captive portal where they have the option to watch a video ad from a third-party to receive free internet to browse. These internet rewards are acquired from us by the third-party companies who want their video ad to be displayed in our platform. In 8 months of operation, Vivo Ads has distributed over 200 Terabytes in internet rewards.

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

Sale of Devices and Accessories

In addition, we sell handsets and accessories at our physical stores, to customers who purchase our digital services. We sell only GSM and WCDMA devices such as handsets, smartphones, broadband USB modems and devices that are certified to be compatible with our network and service. We have special offers on smartphones, USB modems and other data devices for customers of bundled packages. Our current device suppliers are Motorola, LG, Samsung, Sony, Alcatel, Apple, D-Link, ZTE, Harman (JBL), Alfacomex (SanDisk, Ultimate Ears and Geonav) and Comesp (SanDisk).

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

Local Rates

Our concession agreement sets forth three mandatory plans for local fixed service, and allows us to design alternative pricing plans. Customers have a choice among three plans that we are required to offer or any other alternative plan that we may choose to offer. ANATEL must be informed of any alternative plan and notified of its implementation. The three main mandatory plans are:

•	Local Basic Plan: for clients that make mostly short-duration calls (up to three minutes), during regular hours;

•	Mandatory Alternative Service Plan (Plano Alternativo de Serviços de Oferta Obrigatória or PASOO): for clients that make mostly long-duration calls (above three minutes), during regular hours and/or that use the line for dial-up service to the internet; and

•	Individual Special Class Access (Acesso Individual Classe Especial or AICE): a plan created specifically for families enrolled in the Brazilian government’s social program.

The following table outlines the basic billing requirements and gross rates for the Local Basic Plan and the Mandatory Alternative Plan as of the date of this annual report:

Characteristics of Plan	Local Basic Plan	Mandatory Alternative Service Plan
Monthly Basic Assignment
Allowance (minutes included in the residential assignment)	200 minutes	400 minutes
Commercial Assignment Allowance (minutes included in the commercial assignment)	150 minutes	360 minutes
Local Call Charges
Regular Hours
Completing the call (minutes deducted from the allotment)	–	4 minutes
Completing the call after the terms of the allotment Sector 31	–	R$0.17545
Local Minutes–charges in excess use of the allotment Sector 31	R$0.11440	R$0.04385
Minimum time billing	30 seconds	–
Reduced Hours
Charge per answered call (minutes deducted from allotment)	2 minutes	4 minutes
Charge per answered call after the allotted duration Sector 31	R$0.22375	R$0.17545

As of the date of this annual report, the subscription to the AICE plan costs R$10.87 (including taxes) and allows for 90 minutes of local fixed-line calls per month. Any additional fixed or mobile calls may be made only if the customer purchases prepaid credits. The prices of mobile and long-distance calls are determined pursuant to a standard plan.

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

The initial price cap agreed by ANATEL and us in our authorizations was based on the previously existing or bidding prices, and has been adjusted annually on the basis of a formula contained in our authorizations. The 2017 adjustment was approved in February 2017 and established the tariffs of R$0.20981 for regular hours and R$0.14686 for reduced hours.

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

Interconnection Fees

We are paid interconnection fees by any fixed-line or mobile service provider that either originates or terminates a call within our network. We also pay interconnection fees to other service providers when we use their network to place or receive a call. The interconnection agreements are freely negotiated among the service providers, subject to a price cap and in compliance with the regulations established by ANATEL, which includes not only the interconnection basic costs including commercial, technical and legal aspects, but also the traffic capacity and interconnection infrastructure that must be made available to requesting parties. If a service provider offers to any party an interconnection fee below the price cap, it must offer the same fee to any other requesting party on a non-discriminatory basis. If the parties cannot reach an agreement on the terms of interconnection, including the interconnection fee, ANATEL can establish the terms of the interconnection. For additional information about interconnection fees, see “—Regulation of the Brazilian Telecommunications Industry—Obligations of Telecommunications Companies—Interconnection Fees.”

Data Services Rates

We receive revenue from charges for data transmission, which includes our fixed broadband, dedicated analog and digital lines for privately leased circuits to corporations and others services. Data transmission rates are not regulated by ANATEL, except for EILD. Multimedia services operators are able to freely set the rates for alternative service plans.

TV Rates

Pay TV rates are not regulated. Service providers are able to freely set the rates for alternative service plans.

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

The collection process for customers in default involves several steps, from an internal interactive voice response, SMS contact, email contact, followed by a late payment notice, and finally reporting customer information to an external credit bureau. Concurrently with our internal process, delinquent customers are also contacted by collection agencies. Customer risk profile, overdue debt and other quality issues are used to increase strategy efficiency and maximize debt recovery efforts. Amounts overdue by over 105 days, except for accounts receivables from interconnection fees and government and corporate customers (there is a specific rule for those exceptions), are considered provisions for doubtful accounts. In accordance with Brazilian regulations, bad debt write-offs are permitted for late payments of zero to R$5,000 if they are over 180 days late or R$5,001 to R$30,000 if they are over 365 days late. Late payments of over R$30,001 that are open for more than 365 days require the commencement of a lawsuit. This rule is applied for outstanding debt through October 8, 2014; after this period, amount ranges change as follows: zero to R$15,000 if they are over 180 days late or R$15,001 to R$100,000 if they are over 365 days late. Lawsuits are demanded for debts over R$100,000 open for more than 365 days.

In the year ended December 31, 2016, the monthly average of partial suspensions, for mobile and fixed services, was 4.1 million lines and the monthly average of total suspensions was 700,821 lines. For Pay TV services, the monthly average of partial and total suspension was 167,124 terminals and 36,430 terminals, respectively. Provisions for doubtful accounts in the year ended December 31, 2016 were 2.1% of the total gross revenue.

Our Markets of Operation

Our concession agreement allows us to operate in the state of São Paulo, except for a small region that is still subject to an earlier concession. In addition, we offer fixed telephone, data and Pay TV services throughout Brazil pursuant to licenses and authorization. We also operate mobile voice and broadband services throughout Brazil, under the mobile service (SMP) authorization.

The following table sets forth population, gross domestic product, or GDP, and per capita income statistics for each state in our service regions at the dates and for the years indicated:

	Last Available IBGE Data from 2014 (1)
Area	Pop.(million)	Percent of Brazil’s pop.	GDP (R$ million)	Percent of Brazil’s GDP	Per capita income (reais)
São Paulo State	44.0	21.7%	1,858,196	32.2%	42,198
Rio de Janeiro State	16.5	8.1%	671,077	11.6%	40,767
Minas Gerais State	20.7	10.2%	516,634	8.9%	24,917
Rio Grande do Sul State	11.2	5.5%	357,816	6.2%	31,927
Paraná State	11.1	5.5%	348,084	6.0%	31,411
Santa Catarina State	6.7	3.3%	242,553	4.2%	36,056
Federal District	2.9	1.4%	197,432	3.4%	69,217
Bahia State	15.1	7.5%	223,930	3.9%	14,804
Goiás State	6.5	3.2%	165,015	2.9%	25,297
Pernambuco State	9.3	4.6%	155,143	2.7%	16,722
Espírito Santo State	3.9	1.9%	128,784	2.2%	33,149
Pará State	8.1	4.0%	124,585	2.2%	15,372
Ceará State	8.8	4.4%	126,054	2.2%	14,255
Mato Grosso State	3.2	1.6%	101,235	1.8%	31,397
Amazonas State	3.9	1.9%	86,669	1.5%	22,373
Maranhão State	6.9	3.4%	76,842	1.3%	11,216
Mato Grosso do Sul State	2.6	1.3%	78,950	1.4%	30,138
Rio Grande do Norte State	3.4	1.7%	54,023	0.9%	15,849
Paraíba State	3.9	1.9%	52,936	0.9%	13,422
Alagoas State	3.3	1.6%	40,975	0.7%	12,335
Rondônia State	1.7	0.9%	34,031	0.6%	19,463
Sergipe State	2.2	1.1%	37,472	0.6%	16,883
Piauí State	3.2	1.6%	37,723	0.7%	11,808
Tocantins State	1.5	0.7%	26,189	0.5%	17,496
Amapá State	751.0	0.4%	13,400	0.2%	17,845
Acre State	790.0	0.4%	13,459	0.2%	17,034
Roraima State	497.0	0.2%	9,744	0.2%	19,608
Total	202.8	100.0%	5,778,953	100.0%	28,477(2)

(1)	According to IBGE data (2014) – subject to revision.

(2)	Average per capita income for Brazil, weighted by percentage of population represented by each state.

Seasonality

Our business and results of operations are not materially affected by seasonal fluctuations in the consumption of our services.

Marketing and Sales

Our commercial distribution network (marketed under the Vivo brand), as of December 31, 2016, consisted of 295 own sales outlets throughout Brazil. In addition, we also have approximately 12,000 sales outlets run by authorized dealers (including exclusive dealers and retail channels), maintaining a solid capillarity strategy that contributed to our leadership position in Brazilian telecommunications market.

In 2016, we had approximately 600,000 points of sale where prepaid mobile service customers could purchase credits. Prepaid phones can be credited remotely or by purchasing cards containing credits. Credits may also be purchased through credit and debit cards, call centers, Vivo PDV (M2M using a cell phone for transferring the credit), personal recharge (using the phone itself to recharge credits), as well as certain certified internet websites.

We bring our solutions to our clients through the following physical sales channels:

•	Vivo stores: targeting individual clients and located in strategic points, our own stores provide a highly trained team built to guarantee the best sales experience for the customer. Innovation is a core focus of this channel. As a result, most stores also offer self-service terminals for value added services and purchases of pre-paid credit. We also offer special treatment for premium clients with scheduled appointments via the internet to assure that they are not required to wait in line. In addition, to improve customer experience, we launched a new concept store at JK Iguatemi Shopping and renovated strategic stores.

•	Exclusive dealers: this channel is composed of select companies that have been certified to provide our full product portfolio. These dealers comprise a wide distribution network throughout the country. Although the channel offers the entire product portfolio, its focus is on the postpaid product. We also renovate certain strategic stores to provide a better purchase experience to the customer, to ensure an experience that is consistent with our own stores.

•	Retail channel: our retail channel emphasizes prepaid credit and data services, working closely with our main retail partners in Brazil. This channel utilizes a sales incentive program that focuses on sales of our postpaid product Controle and is tied directly to the performance of our retail partners’ salesforce, improving our relationship with retailers and eliminating the need to use our own sales promoters in this channel.

•	Distribution channel: the broadest and most complex sales channel across our markets, this channel allows our prepaid customers to purchase service credits. In order to be as close as possible to potential and existing customers, this channel comprises authorized agents, lottery stores, post offices, bank branches and small retailers, such as pharmacies, newspaper stands, bookstores, stationery shops, bakeries, gas stations, bars and restaurants.

•	Door-to-door sales: aimed at approaching corporate and individual clients that our other channels cannot reach, we use niche physical channels, such as door-to-door sales of services by outsourced small companies and our own team of consultants. We focus mostly on voice products, as well as our postpaid Controle plans.

We also offer our services through digital channels, which are transforming our salesforce model, making transactions more efficient and promoting the integration of all points of sale. In 2016, e-commerce sales in our mobile segment grew 245% compared to 2015. Meanwhile, in fixed segment annual leads reached 51% during this year. The continuous improvement in e-commerce user experience was the most remarkable achievement, which contributes to our client’s digital experience and promotes Vivo’s digital presence and brand awareness.

Vivo’s digital strategic self-service channel “Meu Vivo” also contributed to positive performance in digital channel: downloads reached 144% higher than previous year. Unique users in the app had an annual growth by 188%.

Vivo Guru – a support environment for devices setup –, Fórum Vivo – collaborative environment where clients help each other – and virtual assistant Vivi are other digital channels available to our clients. Altogether, they reached 80% growth in total accesses.

Expanding our digital frontiers, in November 2016, in order to diversify our contacts channels, the Company launched a virtual assistant, Vivi, in the Company’s Facebook page. Through this functionality clients can check credit balances, generate second billing and get acquainted to our mobile voice and data plans using instant messaging – Facebook Messenger. The Company is the first telecommunications company to create this channel for the platform in Brazil.

In order to explore all the digital strategic initiatives mentioned above and Internet’s businesses potential, the Company made special offers and promotions during Black Friday/Black November in Brazil, which reinforces Vivo’s digital maturity. Sales went up to 223% during 2016 compared to the same period in 2015.

Customer Service

The year of 2016 was marked by the reevaluation of the existing operating frameworks and identification of our best practices in order to define the most suitable model to increase efficiency and customer satisfaction. In recent months, various work fronts were established. Regarding customer service, our initiatives have been structured to leverage customers’ online experience, transform the customer care model and increase perceived quality in interactions. We continued to work on integrating the systems used in the operation, defining processes and business rules and internalizing operations considered fundamental for transforming the customer experience in all channels and points of contact.

Seeking to maintain our leadership position, we worked to expand digital channels, standardize and integrate them, seeking to provide a unique and relevant multichannel experience for customers. Our customer care mobile app reached more than 40 million contacts in December 2016. We worked on the refinement of the assertiveness and scope of the Virtual Assistant Vivi, which today is already capable of answering more than 90% of the queries by means of artificial intelligence. We advanced in the humanization of our Customer Relationship Center’s electronic service, in a personalized way and with intelligent dialogue, streamlining the understanding of the request. In this process, we were able to provide answers to customers through the electronic service at levels of 70% in certain segments, shortening the path through a more convenient experience. We also developed our services through social networks, increasing the volume of interactions with a concomitant reduction in response time, and invested efforts in the simplification and robotization of calls in the foregoing channels.

In 2016, we implemented a new model of hiring of call center attendants with a repeated incentive to good performance, based entirely on quality goals, which led to an improvement of our operational indicators. We perceived a reduction in the contact rate in all segments, increased availability of agents, and increased the autonomy of representatives of the call centers to solve the customers’ requisitions in the first contact. Telefônica Brasil also reduced 14% of the absolute volume of complaints in the ranking released by Fundação PROCON-SP Capital when compared to 2015, reaching a 7% reduction in the nationwide ranking. All of these results, associated with the Customer Satisfaction Survey, demonstrate that we are on the right path, converting these interactions into a positive experience with the brand.

In 2017, Telefônica Brasil maintains the strategy of enriching content and increasing the functionalities available in each of the channels, seeking integration among them, so that a client can choose how to interact with us with a high quality experience, regardless of which channel he or she selects. We will continue to accelerate the digitalization of the customer care, providing more agility, autonomy, standardization and convenience, which are decisive factors for the perception of quality.

Technology

In order to offer a greater variety of integrated services, we have incorporated a series of new technologies in our voice and data networks.

We remain focused on the evolution and convergence of the mobile and fixed networks based on All-IP IMS technology, encouraging technological advancement and offering new services to our customers. The voice network is being prepared to initiate migrations of mobile subscribers 2G and 3G to Voice over LTE, or VoLTE, as well as fixed subscribers to VoIP.

Voice network is being modernized with the use of new generation technology that improves redundancy, reliability and capacity. In addition, we have already started the implementation of VoLTE technology that will allow us to offer voice services over LTE access instead of CS Fallback, or CSFB, which we currently use. As a result, we expect a faster call completion comparing with CSFB. We expect to improve the voice communication experience, offering voice service with HD quality that is native for VoLTE technology. We also have already started to implement Voice over FTTH technology that will allow us to offer voice services over FTTH access instead of voice over copper currently used. As a benefit, we expect to have cost savings for equipment, lines, manpower and maintenance. We also expect to offer new voice services. In order for that to be possible, a new Core infrastructure has already been installed in Vivo networks: the IMS Core, an ALL-IP framework that uses the IP protocol as the main protocol for the network.

We have equipped the network to support traffic bursts of enterprise inbound and outbound call center services, such as contact center and outbound dialing, by developing and implementing high-capacity and scalability core elements.

As more services migrate to IP, our IP backbone has become a strategic asset to support customer demands and increase revenues. The migration of sensitive and demanding services such as voice and television to IP has also increased the demand for higher quality broadband networks and is further augmented by growing products like cloud services and video on demand. At the same time, the expansion of fiber to customer homes strongly increases bandwidth demands over the networks. As a result, three main drivers have surfaced as critical to our business: availability, performance and cost effectiveness.

To reach these goals, which may appear to conflict with each other, it is essential to optimize network resources and find synergy multipliers. The first step is to integrate Vivo’s and GVT’s IP Backbones, simplifying our network and avoiding redundant infrastructure. As we have done in the mobile and fixed integration, we have designed a robust architecture, using two distinct backbones to provide public and private services using multi-protocol networks infrastructures, to guarantee service reliability to our clients and the deployment has already begun.

To cope with greater traffic, core network capacity has been expanded, introducing more 100-gigabyte Ethernet interfaces and reducing aggregate layers, resulting in a simpler yet more scalable network. Moreover, by absorbing other existing networks obtained by means of earlier acquisitions into both backbones, we have been able to simplify the network and reduce operational costs.

We further optimized costs by sharing access networks with other Brazilian operators, in which IP backbones played a key role in connecting and transporting traffic among different operators’ networks, reducing the need for mobile sites expansion.

Nonetheless, robust and reliable networks are not enough to meet customers’ expectations. As content gains importance in the data world, quality of experience becomes a key concept to improve revenue without compromising costs. In 2016, by greatly expanding the use of caching solutions throughout the network, we have made content locally available to our customers, not only reducing transport costs but also strongly improving user experience without increasing access investments.

Finally, as the Internet address numbers in Brazil were exhausted in 2014 and our own resources are reaching critical levels, we have seen strong growth in the next version of the IP protocol, the IPv6. Not only is this important to guarantee full connectivity to our clients but also to support sales and keep expanding our customer base.

With regards to the local area network, or LAN, as there is an increase in IP services, we have aimed to create a design that can absorb an exponential port growth for services without increasing operational costs. The result was the adoption of a new network implementation, using top of rack, or TOR, and end of row, or EOR, architecture. The technology reduces the amount of equipment on site and drastically decreases the use of cables, by placing small switches inside server racks, where cables are kept confined. From the rack to the site’s core switches, only one pair of fiber is sufficient. The result is a significant savings in operating expenditures, as well as space, energy and air conditioning, despite the significant increase of network ports on site. Recently, the deployment of Fabric technology, which helps avoid LAN interruptions, increases the reliability of service in our local networks without losing flexibility and quick service deployment to customers. In 2016, we maintained the strategy of implementing the TOR and EOR framework with Fabric technology, providing more reliable, efficient and scalable network infrastructure on sites that still had and standard Ethernet structure. Link Aggregation technology is still being used to optimize network ports. In 2016 we implemented Fabric technology on 27 sites.

In 2016, we implemented the Cache framework to reduce bandwidth consumption in the IP backbone by locally storing content from partners such as Google, Netflix, Akamai and Facebook. With this we can optimize network resources, improving quality of service and user experience. The Cache framework has been implemented in 27 sites.

During the course of 2014, we saw a variety of targets and natures of attacks with regards to cyber security, with special attention to the mobile terminal, where we already offer a comprehensive suite of applications for mobile security. On the network side, besides tightening our perimeter security, we have focused on automation. Periodic tasks such as analyzing attacks notifications, auditing firewalls rules and evaluating security elements performance were the main areas subject to automation, allowing security professionals to focus on problems that are more complex. In addition, those actions improve network performance, extending the lifespan and reducing costs related to the network. In 2016, we implemented a platform to avoid DNS querying malicious domains which could overload DNS servers.

We offer the IPTV service through the FTTH network using a platform that is well recognized in the world (Global Video Platform). This platform consists of Pay TV with video broadcasting offered through the IP protocol. Several features were added in the platform, such as the inclusion of Instant Channel Change (ICC), Picture in Picture (PiP), Live Pause, applications (Social Networks, Weather, Health, Multi-view, News, Kids and others) providing a better user experience. Additional services, such as pay-per-view and VoD, are also available.

The IPTV platform also offers games, interaction and connectivity services through third party content, as well as OTT, content for the broadband users, through the applications developed for smart TVs, smart phones with Google’s Android and Apple’s iOS, and STBs and PCs. A new service, OTT Live, will deliver broadcast channels to those devices.

In 2016, the Open Platform Program was launched seeking improvement for local operation, reducing operational costs and infrastructure investment. It consists of several global partners, developing modules in partnership with Telefonica and connecting into the exiting Global Video Platform. Our local team is customizing the middleware for Set-Top-Box, creating one standard version which brings better time-to-market for new developments and product releases, as well as future convergence between IPTV and DTH platforms. For the year of 2017, we intend to launch the IPTV service based on the Open Platform and will continue to expand all the services to other cities in the state of São Paulo and looking for other cities in Brazil as the FTTH network expands.

We also offer digital television service via satellite (DTH) to the subscribers that receive broadcast/PPV content through a Ku band antenna and standard Set Top Box (with Smart Card), also available with a Personal Video Record (PVR) service with 4K technology. The customer has additional services through IP when connecting the Set-top-box into broadband service, offering VoD and interactive applications. After four years, we expect to use one satellite and one Middleware solution consolidating in a single platform.

Our development plan contemplates the use of the most advanced technology available, focusing on integration with the internet and an increase in the number of multimedia transmission services, with an emphasis on DSL, FTTH (GPON), NGN, DWDM, ROADM and relays technologies of TV over IP protocol (IPTV), satellite (DTH), and the continuous evolution of TV services.

We currently offer HSPA+ technology, commercially known as 3G Plus, across 100% of our WCDMA coverage, allowing customers that have compatible terminals to achieve up to three times more than traditional 3G rate. Since 2013, we offer the LTE system in spectrum (2600 MHz). At the end of 2016, 516 Brazilian cities had 4G availability.

Since 2015, we started to develop the network sharing in 4G with Oi and TIM. At the end of 2016, 83 Brazilian cities had radio base stations shared, and in 86 cities we provided new 4G coverage with RAN Sharing using infrastructure from TIM or Oi .The strategy of Radio Access Network Shared allow us to fulfill part of the ANATEL’s requirements due the LTE spectrum acquisition.

In 2016, we also successfully provided coverage and capacity in areas catering to the Olympics, such as airports, tourist areas, shopping centers and some Olympic venues.

In 2016, we started to offer new frequencies to LTE (700MHz and 1800MHz), with goal to improve the coverage and capacity. At the end of 2016 we had 10 sites with LTE 700MHz and 709 sites with LTE 1800MHz.

Fraud Detection and Prevention

During 2016, we continued our work in combating the two main types of fraud, as follows:

•	Subscription fraud: is a type of fraud that occurs when the issuance of one or more accesses are granted without the consent of the real “holder” of identification documents with the main objective of evading payment. We had an increase of 15% in subscription fraud-related losses, from R$32.9 million in 2015 to R$37.9 million in 2016. The main cause of this increase was the larger coverage area in 2016. However, the review of certain detection processes and improvement of the controls used in monitoring fraud events during the year allowed us to capture more fraudulent cases relatively to the expansion of our network.

•	Identity Fraud: also known as “social engineering”, identity fraud takes place through call centers or dealers, where a caller who has access to information belonging to our existing clients reaches out to our call centers and makes unauthorized alterations and activations. We did not have any losses related to Identity Fraud for financial accounts of expenses, representing 100% of effectiveness in 2016. The main reason for this result was the identification of cases in a shorter period of time.

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

In 2016, both parties decided to extend the agreement throughout the national territory. CADE approved the extension in July 2016 and ANATEL in August 2016. ANATEL’s approval was conditioned to the effective commercialization of SMP service in the locations subject of Nextel obligations. The agreement will be revised by the regulator in two years and could be terminated depending on the parties’ compliance with related obligations. Nextel has appealed on the conditions mentioned above, which currently are under review.

In March 2015, Claro and Telefônica have entered into a RAN Sharing agreement in order to provide telecommunication coverage in rural areas in Brazil, which was approved by CADE and ANATEL.

In December 2015, Telefônica, Oi and TIM have entered into a RAN Sharing agreement in order to provide mobile services coverage (voice, data and SMS) through the 4G network and comply with coverage commitments assumed by the operators. The agreement was approved by CADE and ANATEL.

In August 2016, ANATEL approved the agreement between Telefônica and TIM to share of electronic equipment and mobile sites for the fulfilment of the obligations acquired with 450 MHz auction. The approval of the agreement, however, does not exempt the providers from fulfilling their obligations, nor from the coverage of the entire area. In case the agreement is ended before the expected deadline, each provider must meet its coverage commitments with its own network, under penalty of extinction of the authorizations for use of radio frequencies.

Competition

In 2016, competition remained strong in the Brazilian telecommunications market. By November 2016 Brazil reached nearly 336 million accesses of fixed and mobile phone, pay TV, broadband fixed and mobile according to Telebrasil and Teleco.

In the first half of the year, Vivo and GVT merger was operationally completed. We started to act commercially integrated throughout the country and released a new positioning campaign "Viva Tudo", presenting the company as a digital partner of the people, offering all the connections with quality in a single company: fixed and mobile services, broadband, pay TV, applications, besides digital services.

We face intense competition in all businesses we operate, primarily from other mobile service providers and fixed services operators. Most of these competitors are part of large, national or multinational groups and, therefore, have access to capital, new technologies and other benefits.

In the mobile market we continued in the lead with a 30.2% market share as of December 2016. The 4G technology continued to expand. In December 2016, there were 60.1 million 4G lines. We remain the leaders in such technology with a 35.7% market share, according to ANATEL.

We also lead mobile market share, measured in terms of the number of mobile accesses in 11 States: Acre, Amazonas, Amapá, Espirito Santo, Minas Gerais, Mato Grosso, Mato Grosso do Sul, Roraima, Rio Grande do Sul, Sergipe and São Paulo. TIM Celular or TIM, a Brazilian telephone company and subsidiary of Telecom Italia lead the mobile market in six states: Alagoas, Ceará, Pará, Paraná, Rio Grande do Norte and Santa Catarina. Oi leads mobile services in three states: Maranhão, Paraiba and Pernambuco. Claro Telecom Participações or Claro is a mobile operator controlled by a Mexican company, America Movil Group, and leads mobile service in seven states: Bahia, Distrito Federal, Goiás, Piauí, Rio de Janeiro, Rondônia and Tocantins.

Our main competitors in fixed telecommunications services are: America Móvil (which includes NET, Claro and Embratel), TIM (which offers broadband services under the TIM Live brand) and SKY (currently controlled by AT&T). Furthermore, in the fixed broadband market there are more than 3 thousand small regional providers that, in recent years, have been expanding their market shares with their local operations.

In 2016, Claro, Embratel and NET introduced a new institutional campaign showing themselves as a single company, even though maintaining different brands. The concept was to highlight the synergy of operations and to strengthen convergent services.

Oi is stronger in the fixed services outside the state of São Paulo and remains focused on the convergence strategy of fixed and mobile services. Oi filed for bankruptcy protection in June 2016 with R$65 billion in debt, making it the largest bankruptcy filing in Brazilian history.

Other competitors highlighted by their growth in 2016 were: TIM Live, with approximately 326 thousand fixed broadband customers (ANATEL, December 2016) and SKY, that usually provides satellite Pay TV services, from low to high price packages to its customers, has significantly expanded its broadband operations through LTE TDD 4G technology (long term evolution-division duplex time). In December 2016, according to ANATEL, SKY registered 5.2 million customers in Pay TV and 310 thousand broadband customers.

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

In 2001, a presidential decree published with the PGO increased the flexibility of telecommunications provider groups as fixed line concessionaires by allowing such providers to provide services in up to two of the three regions established by the PGO. Before this decree, telecommunications provider groups holding fixed-line concessions could offer fixed line services in only one region under the public regime.

In 2008, another presidential decree allowed concessionaries to operate outside their concession areas and unified sectors 31, 32 and 34. Thus, region III was comprised of sectors 31 and 33.

In December 2016, ANATEL held a public consultation relating to the new rules of the PGO. In the proposed text, there is an exclusive chapter aimed at verifying the migration of fixed telephony concessions for authorizations, in accordance with the new regulatory framework being considered. The new regulation should be subject to extensive discussion in 2017 and its effects should only come after the approval of the new framework.

Any breach of telecommunications legislation or of any obligation set forth in concessions and authorizations may result in a fine of up to R$50 million.

Our main operations are regulated as follows:

•	Fixed line voice services (local and long distance) under concession agreement in the state of São Paulo and under authorization agreement in rest of the Brazilian territory. The concession was granted in 1998 by the Brazilian Government and renewed in December 2005 for 20 more years and authorizes us to provide fixed-line telecommunications services in the state of São Paulo, except for a small area (Sector 33) and to place and manage public telephones in our concession area. We also provide fixed-wireless services throughout our concession area. The authorization was granted in 2001 by the Brazilian Government for the whole Brazilian territory;

•	Mobile voice and broadband services, in all 26 states and the Federal District, under the personal mobile service (Serviço Móvel Pessoal), or SMP authorization. We operate under various SMP authorizations, each for a term varying according to the related authorization;

•	Multimedia communication services, such as audio, data, voice and other sounds, images, texts and other information throughout Brazil. We operate under a nationwide SCM authorization, valid for an indefinite term;

•	Pay TV service, throughout all regions of Brazil under the conditioned public service (Serviço de Acesso Condicionado), or SeAC authorization. We operate under SeAC authorizations, which are valid for indefinite terms; and

•	Wholesale services, such as interconnection, governed by the interconnection agreements discussed under “—Operating Agreements—Interconnection Agreements,” industrial dedicated line (Exploração Industrial de Linha Dedicada), or EILD, which are regulated by ANATEL Resolution No. 590, dated May 15, 2012 and Mobile Virtual Network Operator, or MVNO agreements.

We set forth below details of the concession, authorizations, licenses and regulations that regulate our operations.

Fixed Services

Our Concession Agreement

We are authorized to provide fixed line services to render local and domestic long-distance calls originating in Region III, which comprises the state of São Paulo, except for Sector 33, established in the PGO.

The current concession agreement is valid through December 31, 2025 and was renewed in 2006 and 2011. According to Resolution No. 559, two additional revision periods were defined (2015 and 2020), and due to the government discussion on a new regulatory framework for the telecommunications, the 2015 review was postponed by ANATEL. The current date for the publication of the revised concession agreement is February 28, 2017.

Other regulations have been adopted to revise certain aspects of our concession. On June 30, 2011, ANATEL determined the new basis of calculation of the biannual concession fees. Every two years, during the new 20-year period of our concession, we are required to pay a renewal fee, which amounts to 2% of the total revenue in the previous year, calculated based on the revenues and social contribution of fixed line basic and alternative plans. The most recent payment of this biennial fee was made on April 30, 2015, based on 2014 revenue. The next payment is scheduled for 2017 based on 2016 revenue. See Note 1 to our Consolidated Financial Statements.

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

On June 27, 2014, tied to the public consultation for the new concession agreements, ANATEL held a public consultation for the PGMU. Since the publication of the new concession agreement has been postponed until February, 28, 2017, the new version of PGMU was also delayed.

Pursuant to our concession agreements, all assets owned by us which are indispensable to the provision of the services described in such agreements are considered “reversible assets”. According to a recent interpretation by ANATEL of the current regulation, these assets will be automatically returned to ANATEL upon the expiration of the concession agreements, according to the regulation in force at that time and would not be available to creditors in the event of insolvency, bankruptcy or similar events. With discussions relating to a new regulatory framework under way, this rule could no longer exist in light of the possibility of transforming concessions into authorizations.

On April 8, 2008, we entered into an amendment to the concession agreement to substitute the obligation to install telecommunications service posts with an obligation to roll out broadband network infrastructure throughout the municipalities serviced by such concessionaires. This amendment could be extended with the approval of the counterparties of the new regulatory framework.

On October 23, 2012, ANATEL published Resolution No. 598, which addresses population density, setting deadlines to meet access requests and benchmarks for use of the public telephone plant and the establishment of a list of agencies that can request access to its location, review of deadline for proposing service plans and the establishment of universal obligations disclosure.

Currently, the Brazilian legislature is discussing a new regulatory framework for telecommunications that is expected to affect our concession agreements. After a long debate on the bill of law that defines the new framework in both houses of congress, on January 31, 2017, the Federal Senate approved the bill and forwarded it for approval by the president. The new regulatory framework contains several changes to the existing regime, which primarily include, among others, the immediate replacement of the current concession-based regime for an authorization-based regime, changes in the standards for the use of frequencies and Brazilian orbital position, as well as terms relating to the transfer of reversible assets to telecommunication companies in exchange for investments in the fixed broadband infrastructure by such companies.

However, opposition parties filed a petition with the Supreme Court asking the judges to analyze the legality of the approval of the bill since their legislative appeal was not considered and the proposed bill was not discussed and voted on in a plenary session of congress. The Supreme Court determined that the bill should be returned to the Senate and that the opposition parties’ appeal seeking further debate regarding the bill should be reconsidered. The president has abided the decision of the Court and the draft bill is currently on the Senate pending further debate.

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

Concessionaires are also subject to certain restrictions on alliances, joint ventures, mergers and acquisitions, including:

•	a prohibition on holding more than 20% of the voting shares in any other concessionaire, unless previously approved by ANATEL, according to ANATEL Resolution No. 101; and

•	a prohibition on concessionaires to provide similar services through related companies.

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

In 2016, ANATEL extinguished the Standard for the Certification and Homologation of the Inductive Card. Instead, a list of Technical Requirements for Telecommunications Products was issued.

Mobile Services

In October 2016, ANATEL approved new spectrum use regulations, which facilitates access to radio frequencies and generates efficiency in its use, due to the simplification of procedures and necessary documentation. The regulation also alters spectrum pricing, rules for extending use authorization and new rules for frequency use on a secondary basis prior to primary use.

Mobile Service Licenses (SMP)

Our authorizations to provide mobile services throughout Brazil consist of two licenses—one to provide mobile telecommunications services, and another to use the respective frequency spectrum for a period of 15 years. The frequency license is renewable for an additional 15-year period upon payment of 2% of net operating revenues over usage charges in the region described above, every two years for the duration of the extension period. In the 15th year, the Company will pay 1% of the aforementioned amount.

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

Our renewed SMP authorizations include the right to provide mobile services for an unlimited period of time but restrict the right to use the spectrum according to the schedules listed in the old authorizations. The table below sets forth our current SMP authorizations, their locations, band and spectrums, date of issuance or renewal and date of expiration:

Authorization	800 MHz	900 MHz	1800 MHz	2100 MHz (3)
Rio de Janeiro	Band A November 2020	Extension 1 April 2023	Extensions 9&10 April 2023	Band J April 2023
Espírito Santo	Band A November 2023	Extension 1 April 2023	Extensions 9&10 April 2023	Band J April 2023
Amazonas, Roraima, Amapá, Pará and Maranhão	Band B November 2028	Extension 2 April 2023	Extensions 7, 9&10 April 2023	Band J April 2023
Minas Gerais (except for “Triângulo Mineiro” region)	Band A April 2023	Extension 2 April 2023	Extensions 11&14 April 2023	Band J April 2023

Authorization	800 MHz	900 MHz	1800 MHz	2100 MHz (3)
Minas Gerais (“Triângulo Mineiro” region)	—	Band E April 2020	Band E April 2020	Band J April 2023
Bahia	Band A June 2023	Extension 1 April 2023	Extensions 9&10 April 2023	Band J April 2023
Sergipe	Band A December 2023	Extension 1 April 2023	Extensions 9&10 April 2023	Band J April 2023
Alagoas, Ceará, Paraíba, Pernambuco, Piauí and Rio Grande do Norte	—	—	Band E April 2023 Extensions 9&10 April 2023	Band J April 2023
Paraná (except for Londrina and Tamarana) and Santa Catarina	Band B April 2028	Extension 1 April 2023	Band M April 2023	Band J April 2023
Paraná - Londrina and Tamarana	Band B April 2028	—	Band M April 2023 Extension 10 April 2023	Band J April 2023
Rio Grande do Sul (except for Pelotas, Morro Redondo, Capão do Leão and Turuçu)	Band A December 2022	Extension 1 April 2023	Band M April 2023	Band J April 2023
Rio Grande do Sul (Pelotas, Morro Redondo, Capão do Leão and Turuçu)	—	—	Bands D&M April 2023	Band J April 2023
Federal District	Band A July 2021	Extension 1 April 2023	Band M April 2023	Band J April 2023
Goiás and Tocantins	Band A October 2023	Extension 1 April 2023	Band M April 2023	Band J April 2023
Goiás (Buriti Alegre, Cachoeira Dourada, Inaciolândia, Itumbiara, Paranaiguara and São Simão)	—	—	Extensions 7 to 10 April 2023 Band M April 2023	Band J April 2023
Mato Grosso	Band A March 2024	Extension 1 April 2023	Band M April 2023	Band J April 2023
Mato Grosso do Sul (except for Paranaíba)	Band A September 2024	Extension 1 April 2023	Band M April 2023	Band J April 2023
Mato Grosso do Sul (Paranaíba)	—	—	Extensions 7, 9&10 April 2023 Band M April 2023	Band J April 2023

Authorization	800 MHz	900 MHz	1800 MHz	2100 MHz (3)
Rondônia	Band A July 2024	Extension 1 April 2023	Band M - April/23	Band J April 2023
Acre	Band A July 2024	Extension 1 April 2023	Band M April 2023	Band J April 2023
São Paulo	Band A August 2023	—	Extensions 9&10 April 2023	Band J April 2023
São Paulo (Ribeirão Preto, Guatapará and Bonfim Paulista)	Band A January 2024	—	Extensions 5, 9&10 April 2023	Band J April 2023
São Paulo (Franca region)	Band A August 2023	—	Extensions 5, 9&10 April 2023	Band J April 2023
São Paulo (Altinópolis, Aramina, Batatais, Brodosqui, Buritizal, Cajuru, Cássia dos Coqueiros, Colômbia, Franca, Guaíra, Guará, Ipuã, Ituverava, Jardinópolis, Miguelópolis, Morro Agudo, Nuporanga, Orlândia, Ribeirão Corrente, Sales de Oliveira, Santa Cruz da Esperança, Santo Antônio da Alegria and São Joaquim da Barra)	—	—	Extensions 9&10 April 2023	Band J April 2023

In 2013, we changed the terms of our authorization regarding Band “L” (1.9 GHz) in certain locations, adapting their blocks of frequencies to 2.1 GHz and aligning them with the band “J” (3G) which provides a more efficient use of the spectrum. The alignment has not occurred in the following areas: Northeast, with the exception of Bahia and Sergipe; Pelotas, Morro Redondo, Capão do Leão and Turuçu, in Rio Grande do Sul; Buriti Alegre, Cachoeira Dourada, Inaciolândia, Itumbiara, Paranaiguara and São Simão, in Goiás; and Paranaíba in Mato Grosso do Sul. This change is foreseen in the bidding document No 001/2007. We do not have band “G” in the northeast region and in Londrina and Tamarana, Paraná.

On June 12 and 13, 2012, ANATEL held a public auction for 273 lots of 4G, on the 2.5GHz to 2.69GHz frequencies. We acquired the “X” band, with a nationwide coverage, for R$1.05 billion. According to spectrum cap rules for bidding processes, we had to return the remaining portion of the 2.5GHz spectrum we previously owned to operate our MMDS services.

In order to meet the coverage obligations and the schedule defined by ANATEL, we have made 4G services available to 516 cities in Brazil. To complete the coverage requirements, we will need to implement 4G coverage in 787 cities with between 30,000 and 100,000 residents by December 31, 2017.

Telefonica has deployed, and continues to deploy 4G coverage in the municipalities and serves its customers through the use of its own network or by agreement of RAN-sharing approved by ANATEL. Verification of compliance with these targets will be made by ANATEL.

The coverage in cities with less than 30,000 inhabitants may be fulfilled with other frequency bands, according to the following schedule:

•	by December 31, 2017: 117 cities;

•	by December 31, 2018: another 117 cities; and

•	by December 31, 2019: 156 more cities.

ANATEL auctioned a 450 MHz frequency lot that is tied to the 2.5 GHz band, to meet voice and data demand in remote rural areas. Under band “X,” which we acquired in the bidding process, we will be required to provide infrastructure in rural areas in the states of Alagoas, Ceará, Minas Gerais, Paraíba, Pernambuco, Piauí, Rio Grande do Norte, Sergipe, and countryside of São Paulo, for a total of 2,556 municipalities. The expiration date for this band is October 2027, with an automatic renewal option.

In 2016, the ANATEL board of directors approved a request made by telecommunications companies to allow for coverage in those remote areas with other technologies, since there is no available ecosystem to use the 450 MHz frequency.

In December 2015, ANATEL and CADE approved the agreement between Telefônica Brasil, TIM and Oi for the construction, implementation and mutual assignment of network tools for supporting the Personal Mobile Service (voice and broadband) in the 2.5 GHz band, in order to make compliance with the scope of commitments between 2015 and 2017 and the expansion of 4G coverage, considering municipalities with a population over 30 thousand inhabitants. The operation involves the search for more efficiency of resources application of rationality and presenting a solution to the urban planning and environmental restrictions on the deployment of the new radio base stations (cell sites).

ANATEL did not accept, however, the proposed agreement to do the RAN Sharing in conurbations, since interference was detected. The agency has decided that until a technological solution is found against this interference, there can be no sharing in these cities.

Regarding the 700 MHz spectrum, ANATEL has allocated the band for the provision of fixed, mobile and broadband services. On September 30, 2014, ANATEL held the public bidding of 4G, on the 708 to 803 MHz frequencies.

We acquired 20 MHz (10+10 MHz) with nationwide coverage, for R$1.92 billion, at the minimum price, plus R$904 million for the band cleaning (migration of broadcasters that currently occupy the band and interference management). The expiration date for this band is in December 2029, with an automatic renewal option.

According to the auction rules, the winning bidders will be responsible for financing and managing the band cleaning process.

In January 2016, the Ministry of Communications published a new schedule for Analog TV Switch Off, postponing the use of 700 MHz frequency for telecommunications in some Brazilian big cities. According to the new schedule just two cities should be turned off in 2016, Rio Verde (GO) and Brasilia (DF). Despite minor delays, the cleaning was considered successful. Following the schedule in 2017, there will be 349 municipalities in 8 Brazilian states (Bahia, Ceará, Espírito Santo, Goiás, Minas Gerais, São Paulo, Rio de Janeiro and Pernambuco) to be turned off. The capitals of these states are on the list. The list of municipalities for 2018 will be defined in a specific ordinance.

In December 2015, ANATEL auctioned the remaining spectrum lots in the 1800 MHz, 1900 MHz and 2500 MHz bands, where Telefônica acquired seven lots of 2.5 GHz frequency band offering a total of R$ 185.4 million. These lots are associated to six different States, five of them in the capital cities of the States of São Paulo, Rio de Janeiro, Porto Alegre, Florianópolis, and Palmas and one in an interior city of the State of Mato Grosso do Sul. Such frequencies will be used for provision of mobile broadband service on 4G.

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

As a result of our merger with Vivo S.A. and pursuant to the concession agreement, we are not able to provide services other than telecommunications. Consequently, we submitted a request to ANATEL for the cancellation of T-Data’s multimedia communication license and the unification of our multimedia communication licenses under Telefônica Brasil. On September 3, 2014, ANATEL granted Telefônica Brasil a nationwide multimedia communication license.

Obligation to provide fixed broadband access

As a telecommunications concessionaire, we have the obligation to provide free Internet access to public schools in our concession area during the term of the agreement (until 2025). The number of schools for which we should provide broadband is determined by the National Education Ministry school census. Currently our obligations include 10,660 schools, of which 10,054 were met.

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

Following the merger of Telefônica Brasil S.A. and Vivo S.A., the company requested the adjustment of the Multimedia Multipoint Distribution Service (MMDS), the Pay TV via satellite Direct to Home – DTH, and the Cable TV service licenses, to the SeAC single license. On January 25, 2013, it was issued by ANATEL.

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

In March 2016, ANATEL published a Public Consultation to change the regulation for Pay TV access services (SeAC). The proposal brought new rules for the isonomic treatment of open channels, transfer of grants, for the transfer of control between pay-TV companies, and the obligation to load channel accessibility resources, among other aspects. The new regulation may be finalized in 2017.

Interconnection Fees

In accordance with ANATEL regulations, we must charge fees to the other telecommunications service providers based on the following:

•	Fee for the use of our local fixed service network (TU-RL) - we charge local service providers an interconnection fee for every minute used in connection with a call that either originates or terminates within our local network, with the exception of calls between other providers of local fixed service, for which a fee is not charged;

•	Fee for the use of our fixed service long-distance network (TU-RIU) - we charge long distance service providers an interconnection fee on a per-minute basis only when the interconnection access to our long-distance network is in use;

•	Fee for the use of mobile network (MTR) – we charge mobile service providers an interconnection fee on a per-minute basis only when the interconnection access to our mobile network is in use;

•	Fee for the use of leased lines by another service provider (EILD). We also lease transmission lines, certain infrastructure and other equipment to other providers of telecommunications services.

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

On May 7, 2012 Resolution No. 588/12 was published. It determined that:

•	A maximum of two minutes of interconnection should be paid for the use of the local network on reduced hours.

•	The reduction of interconnection fees from domestic and international long distance calls by 30% of the value of the local fixed service network interconnection fee (TU-RL) and the reduction of 25% and 20% by December 2012 of the value of the long distance network interconnection tariffs (TU-RIU).

•	The remuneration between networks will not occur until this traffic imbalance is greater than 75% compared to 25%

•	The partial Bill & Keep by December 31, 2013 and full Bill & Keep by December 31, 2014.

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

In December 2016, ANATEL held a public consultation to discuss a new interconnection regulation (RGI). The new document aims to solve the large amount of disputes in the agreements for voice and data traffic among companies. ANATEL has proposed that in cases of default the cut in the provision of interconnection could be done without the regulator’s authorization. In addition, the new document aim to establish a list of prohibited practices in interconnection relationships and to make the interconnection technology neutral. The new rules should be published during 2017.

Mobile service

In November 2009, ANATEL unified the licenses of all mobile operators, resulting in the consolidation of interconnection fees, reducing the number of fees for the use of mobile network from 2 to 1.

On December 2, 2013, Act no. 7,272 was published, establishing the MTR reference values for providers determined to be a Significant Market Power (PMS), which became effective on February 24, 2014. On August 28, 2014, Act no. 7,310 was published, replacing the reference values previously set out in Act no. 7,272.

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

In addition, the General Competition Plan (“Plano Geral de Metas de Competição – PGMC) determined that the relationship among PMS and non-PMS providers in the mobile network, the interconnection fee should be paid only when the traffic out of a network in a given direction is greater than 80% of the total traffic exchanged until February 23, 2015; 60% of the total traffic exchanged from February 24, 2015 to February 23, 2016. And from February 24, 2016, the MTR will be owed to the mobile service provider when its network is used to originate or terminate calls (full billing). However, in February 2015, after promoting a Public Consultation, ANATEL modified the rules regarding the interconnection fee to be paid of the outbound traffic:

•	Up to February 23, 2015: 80% / 20%

•	From February 24, 2015 to February 23, 2016: 75% / 25%

•	From February 24, 2016 to February 23, 2017: 65% / 35%

•	From February 24, 2017 to February 23, 2018: 55% / 45%

•	From February 24, 2018 to February 23, 2019: 50% / 50%

•	From February 24, 2019: Full Billing.

Notwithstanding, TIM and Claro have filled a lawsuit to suspend the modification of the rules concerning the tariff reduction on the fixed-mobile introduced by Resolution 649. This lawsuit remains under way.

TU-RL and TU-RIU

On May 18, 2014, the proposed standards were approved for setting maximum values of fixed interconnection fees and for the values of mobile interconnection, based on Cost Models. In addition, values for fixed and mobile interconnection were published through the acts: No. 6210 for TU-RL and TU-RIU and No. 6211 for MTR.

For fixed and mobile termination fees, the decision of ANATEL established values for 2018 based on a bottom-up cost model. For 2016 and 2017 intermediate values have been adopted.

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

Mobile Virtual Network Operator (MVNO)

In 2001, ANATEL approved rules for companies to be licensed as MVNOs. In 2016, ANATEL authorized MVNO companies to be affiliates of certain other network operators.

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

Civil Rights Framework for Internet

On April 23, 2014, at the opening of NetMundial, former President Dilma Rousseff approved the Civil Rights Framework for Internet, which was enacted as Law 12,965/2014. The final text has highlighted Net Neutrality, guarantying equality of treatment for packages. Moreover, it preserves the business model of Brazilian broadband that offers packages with different speeds. Certain parts of the law went into effect on June 23, 2014 and others depend on further regulation to be valid.

After three public consultations (CGI.br, Ministry of Justice and ANATEL), the Brazilian government published Decree 8,711 that regulates aspects of the civil internet framework. It prohibits service and application providers from discriminating between data packets- i.e. it establishes certain net neutrality rules. It also establishes mechanisms to protect the data stored by service and application providers, as well as the circumstances in which such data can be obtained by the public administration, by judicial determination.

Personal Data Protection

In June 2016, the Brazilian House of Representatives put into consultation a draft of law regarding the Personal Data Protection. The text of this law was based on the European Union’s Directives on Data Protection, and as such, imposes restrictive rules on the express consent to process personal data, international data transfer, processing of sensitive data, among others. The public consultation ended in July 2016 and now the contributions are under review. The House of Representatives expect to have a draft bill to be voted in 2017.

Resolutions Published

A series of new regulations, published by ANATEL as well as other regulatory bodies in Brazil, became effective in 2016. The most relevant among these regulations were:

•	Resolution No. 662: Amends Annex III and art. 39 of the Regulation for the Certification of Telecommunications Products, approved by Resolution No. 242 of November 30, 2000.

•	Resolution No. 667: Approves the conditions to the measurement of the satisfaction level of costumer’s perceived quality about the telecommunication services.

•	Resolution No. 670: Repeals the Regulation for Inductive Card Certification, approved by Resolution 471, of July 5, 2007.

•	Resolution N° 671: Approves the Regulation for Radio Spectrum Use and amends the Regulation for Public Price Charge for the Right to Use of Radio Frequencies and the Regulations for the Application of Administrative Sanctions.

Public Consultations Published

In 2016, ANATEL announced a series of public consultations. The most relevant among these public consultations were:

•	Public Consultation No. 2: Proposal for a Public Consultation to amend the Regulation on the Conditions of Use of Frequencies in the 800 MHz, 900 MHz, 1,800 MHz, 1,900 MHz and 2,100 MHz bands, approved by Resolution 454, of December 11, 2006, and amended by Resolution no. 562, of February 9, 2011.

•	Public Consultation No. 3: Proposal for amendment of the Regulation of the Conditional Access Service (SeAC) approved by Resolution 581, of March 26, 2012, and amended by Resolution 618, of July 24, 2013.

•	Public Consultation No. 4: Proposal for revocation of the Regulation for Certification and Homologation of Inductive Card, approved by Resolution 471, of July 5, 2007.

•	Public Consultation No. 14: Proposal for a Regulation on the Evaluation of Human Exposure to Electrical, Magnetic and Electromagnetic Fields Associated with the Operation of Radio Communication Stations

•	Public Consultation No. 16: Proposal for Regulation of Availability of Telecommunications Services

•	Public Consultation No. 26: Proposal for Regulation on Infrastructure Sharing to Support the Provision of Telecommunications Services and revocation of Resolution No. 274, of September 5, 2001

•	Public Consultation No. 30: Proposal for assessment of technical requirements for assessing the technical compliance of inductive cards.

•	Public Consultation No. 33: Proposal for Revision of the methodology to calculate the productivity factor applied to tariff adjustment of the STFC.

•	Public Consultation No. 33: Proposal for General Regulations of Accessibility in the Collective Interest Telecommunication Services.

•	Public Consultation No. 34: Proposal for Revocation of the technical standards and regulations for certification of telecommunications products.

•	Public Consultation No. 35: Proposal for revision of the General Competition Plan, issued by Resolution n° 600/2012.

•	Public Consultation No. 36: Proposal for revision of the General Interconnection Regulation, issued by Resolution n° 410/2015.

•	Public Consultation No. 37: Proposal for Regulation for homologation of reference tariffs for wholesale products and amendments of the General Competition Plan, issued by Resolution n° 600/2012.

•	Public Consultation No. 40: Proposal to change the term in clause 3.2 of the concession agreement, aiming to modify the deadline for publishing the new terms for the period 2016-2020.

Other Regulatory Matters

TAC

On October 27, 2016, ANATEL’s Board of Directors approved a Conduct Adjustment Term (TAC) for the Company, subject to the approval of the Court of Auditors of the Union (TCU). This TAC aims to settle certain fines currently imposed by ANATEL as long as the Company commits to invest in certain specific projects. Among these projects, the Company will need to make investments to improve the quality of services provided and provide fixed broadband access through FTTH to 100 municipalities in and outside the State of São Paulo over a 4-year period.

Fixed Broadband Cap

In April 2016, discussions on the adoption of the fixed broadband cap model gained prominence the in Brazilian media. Entities representing consumers and government agencies reacted to the strategy of some telecommunications companies, including Vivo, which foresaw the service limitation due to the depletion consumption of the cap.

In response to civil society yearning, ANATEL published an order prohibiting telecommunication companies to implement speed limitation or suspension of the fixed broadband service due to full consumption of the cap, until measures were taken to provide the customer with information and tools to control consumption.

In November 2016, ANATEL published on its website a questionnaire about the fixed broadband cap model. The consultation will be open to any citizen to respond. At the same time, this same questionnaire will be sent to a list of 150 specialized entities, including universities, courts, consumer protection bodies, operators (including Telefonica) and former agency counselors.

This consultation does not replace public hearings that will be held by ANATEL or change in advance the decision adopted by to suspend the fixed broadband cap commercialization.

Regulation for Reference Offers of Wholesale Products Approval

ANATEL launched, in December 2016, a Public Consultation for the Regulation that set price reference for the wholesale products. The proposal aims to determine that ANATEL’s Cost Model should be the only source of information for the validation of these prices.

It is common, however, new relevant markets are created in response to significant changes in technological and competitive conditions. In such cases, there is a safeguard to allow alternative sources of information to temporarily reference and validate these prices, until the cost model is duly.

Telefonica and GVT Merger

In January 2016, ANATEL published the Act 50,169, authorizing the merger of GVT into Telefônica under certain conditions that should be fulfilled within 18 months: return of one of the SCM licenses, the sale or transfer of the licenses of SeAC and fixed telephony (national long distance, international and local) of GVT, and the presentation of the list of all assets legally encumbered by the incorporated companies in the State of São Paulo and also the consolidated list of reversible assets of the Company. In addition, the act establishes that fixed-line users in São Paulo will have a tariff reduction that will be calculated by ANATEL.

Productivity Factor

In November 2016, ANATEL approved a Public Consultation on the new methodology for calculating the Productivity Factor (X Factor) of fixed telephony service. The proposal suggested that the calculation should be made annually, rather than every five years per prior regulations, take into account the company’s historical data, rather than future projections, that the X factor should be calculated by the concessionaire, and that SCM (broadband) revenues and costs should no longer be considered.

Certification of telecom products

ANATEL has launched, in December 2016, a public consultation to revoke 36 rules to certificate telecommunications products. The Agency aims to make the updating process of technical references more simple and efficient in order to keep up with technological developments. The repeal of the rules will occur 120 days after the final approval of the measure.

Accessibility Regulation

In May 2016, ANATEL Board of Directors has approved the Resolution No. 667. It brings the General Accessibility Regulation (RGA), with the objective of ensuring access to telecommunications services and equipment for people with hearing, visual, motor and cognitive disabilities on equal terms with other people.

The new rules foresee the expansion of functionalities and facilities in the equipment used for telecommunications and the implementation of improvements in the service of the providers, both remotely and in person. A comparative ranking will be created among the providers, according to the accessibility actions promoted by them, with the purpose of encouraging improvements in the service to disabled users.

C.       Organizational Structure

On December 31, 2016, 94.31% of our voting shares were controlled by three major shareholders: SP Telecomunicações Participações Ltda. with 51.46%, Telefónica S.A. with 34.67% and Telefônica Latinoamérica Holding, S.L. with 8.18%. Telefônica Latinoamérica Holding, S.L., or Telefônica Latinoamérica, is the controlling shareholder of SP Telecomunicações S.A., or SP Telecomunicações. Telefónica Latinoamérica is a wholly owned subsidiary of Telefónica S.A.. Therefore, Telefónica S.A. was the beneficial owner of 94.47% of our voting shares, as Telefónica Chile S.A., holder of 0.14% of our voting shares, is also a wholly owned subsidiary of Telefónica S.A.. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

Our current general corporate and shareholder structure is as follows:

Significant Subsidiaries

Our subsidiaries are Telefonica Data S.A., or TData, and POP Internet Ltda., or POP, both wholly owned subsidiaries headquartered in Brazil.

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

We have a roaming agreement with MTN Irancell. We recorded 5.39 euros in revenues under this agreement in 2016. In addition, as part of the Telefónica group, we adhere to the roaming agreements with Telefónica’s subsidiaries described below.

Telefónica’s subsidiaries were party to the following roaming agreements with Iranian telecommunication companies in 2016:

(1)	Telefónica Móviles España (“TME”), Telefónica’s Spanish directly wholly-owned subsidiary, has respective roaming agreements with (i) Mobile Telecommunication Company of Iran (“MTCI”), (ii) MTN Irancell (“Irancell”), (iii) Taliya (“Taliya”) and (iv) Telecommunications Kish Co. (“TKC”). During 2016, TME recorded the following revenues related to these roaming agreements: (i) 105,261.99 euros from MTCI, (ii) 8,690.70 euros from Irancell, (iii) none from Taliya and (iv) none from TKC.

TME also holds Roaming Hub through its 55% directly-owned subsidiary, Link2One, a.e.i.e. (“L2O”). L2O provides a roaming hub service to Irancell enabling the latter to maintain a relationship with other members of the hub. Some members of the hub are also entities of the Telefónica Group. Under this roaming hub service, for 2016, L2O has billed Irancell 172,707.82 euros.

(2)	Telefónica Germany GmbH & Co. OHG (“TG”), Telefónica’s German 63.22% indirectly-owned subsidiary, has respective roaming agreements with (i) MTCI and (ii) Irancell. During 2016, TG recorded revenues of (i) 380,001.54 euros from MTCI and (ii) 1,090.56 euros from Irancell.

(3)	Telefónica UK Ltd (“TUK”), Telefónica’s English directly wholly-owned subsidiary, has a roaming agreement with Irancell. TUK recorded 186.93 euros in roaming revenues under this agreement in 2016.

(4)	Telefónica Argentina, S.A. and Telefónica Móviles Argentina, S.A. (together TA), Telefónica’s Argentinean directly wholly-owned subsidiaries, have a roaming agreement with Irancell. TA recorded 41.82 euros in roaming revenues under this agreement in 2016.

(5)	Pegaso Comunicaciones y Sistemas, S.A. de C.V. (“PCS”), Telefónica’s Mexican directly wholly-owned subsidiary, has a roaming agreement with Irancell. PCS recorded 1.61 euros in roaming revenues under this agreement in 2016.

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

Pursuant to this agreement, both companies interconnect their networks to allow international exchange of telephone traffic. Telefónica de España recorded 16,023.82 euros in revenues under this agreement in 2016. The net profit recorded by Telefónica de España pursuant to this agreement did not exceed such revenues.

The purpose of this agreement is to allow exchange of international telephone traffic. Consequently, Telefónica intends to continue maintaining this agreement.

D.	Property, Plant and Equipment

On December 31, 2016, we had fixed and mobile operations in 2,862 properties, 1,471 of which we own, of which 45 are administrative buildings. Besides that, we have entered into standard leasing agreements to rent the remaining properties, under which 73 administrative areas, 7 kiosks and 292 retail stores are leased.

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

On December 31, 2016, the net book value of our property, plant and equipment amounted R$31.9 billion (R$30.5 billion on December 31, 2015), which included reversible assets in the amount of R$8.8 billion.

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

Moreover, we must emphasize that we perform periodic environmental investigations to assess any possible liability with respect to contamination of soil and groundwater. Currently, we are executing remediation measures in the following units located at the Municipality of São Paulo: (i) Brigadeiro Galvão; (ii) Fausto Ferraz; (iii) Justino de Maio; (iv) Jaguaré; (v) Junqueira Freira; (vi) General Osório; (vii) Conde de Itu; (viii) Livramento; and (ix) Michigan.

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

Brazilian Economic Environment

The Brazilian economy has experienced varying rates of growth this decade. According to market data, the Brazilian GDP decreased by approximately 3.5% in 2016 compared to another decrease of 3.8% in 2015.

Consumer prices, as measured by the IPCA, increased 6.3 % in 2016. Accordingly, growth in consumer prices stood below the upper limit of two percentage points above the inflation target established by the Central Bank of 4.5%. In 2014 and 2015, the increases in IPCA were 6.4% and 10.7%, respectively. Inflation, as measured by the Brazilian general price index (Índice Geral de Preços - Disponibilidade Interna), or the IGP-DI, calculated by the FGV, which includes wholesale, retail and home-building prices, increased 3.8% and 10.7% in 2014 and 2015, respectively. In 2016, the IGP-DI increased 7.2%.

As inflation rates measured by IPCA stood below the upper limit of the inflation target, which means a decrease of 4.4 percentage points from the number of 2015, the Central Bank decreased the basic interest rate (Sistema Especial de Liquidação e de Custódia), or SELIC rate, to 13.75% by the end of 2016, from 14.25% as of the end of 2015.

Brazil closed 2016 with a trade balance surplus of US$47.7 billion, an improvement in relation to the surplus of US$19.7 billion at the end of 2015. Exports decreased 3.1%, registering US$185.2 billion, while imports decreased 19.8%, to US$137.5 billion. Foreign Direct Investments inflows into the country have increased, reaching US$79 billion, compared to US$74.5 billion in 2015. Portfolio investments have registered negative net flows of US$20 billion in 2016, in comparison to positive flows of US$18.2 billion in 2015. As a result of this performance of external accounts, international reserves at the end of 2016 were US$372.2 billion, an increase of US$3.5 billion compared to December 31, 2015.

Despite some improvements, some areas of the economy deteriorated, as is the case of the primary fiscal deficit. The fiscal result this year was another deficit, of 2.5% of the GDP, compared to 1.9% in 2015’s result. In 2015, the deterioration of public finances led to the loss of investment grade by two agencies and by one more agency in 2016. However, risk indexes have lowered. The J.P. Morgan Emerging Markets Bond Index Plus (EMBI + Brazil), which tracks total returns for traded external debt instruments in emerging markets, reached 328 basis points by the end of 2016, up from 523 basis points at the end of 2015 and 325 basis points at the end of 2014. Other factors, such as lower political uncertainties and the approval of fiscal reforms, contributed to diminish the EMBI.

As a consequence, the real appreciated against the U.S. dollar in 2015 by 16.5%. The exchange rate on December 31, 2016 was R$3.2591 per US$1.00, from R$3.9048 per US$1.00 on December 31, 2015.

Our business is directly affected by the external environment and the Brazilian economy. Lower volatility of the Brazilian real against the U.S. dollar contributes to the maintenance of the purchasing power of Brazilian consumers and, preventing a negative impact on the ability of our customers to pay for our telecommunications services. However, if the Brazilian economy stays for a prolonged period in this recessive scenario, then demand for some telecommunications services is likely to decline.

Impact of Inflation on Our Results of Operations

Before 2006, the fees we charged our customers were periodically adjusted by ANATEL based on the inflation rates measured by the IGP-DI.

Starting in 2006, telephone fees were indexed to the IST, which is a basket of Brazilian indexes that reflect the telecommunications sector’s operating costs. Such indexing reduced inconsistencies between revenue and costs in our industry and therefore reduced the adverse effects of inflation on our business. The IST for the twelve-month period ending December 2016 was 6.2% according to the most recent data published by ANATEL.

The table below shows the Brazilian general price inflation (according to the IGP-DI, IPCA and the IST) for the years ended December 31, 2012 through 2016:

	Inflation Rate (%) as Measured by IGP-DI(1)	Inflation Rate (%) as Measured by IPCA(2)	Inflation Rate (%) as Measured by IST(3)
December 31, 2016	7.2	6.3	6.0
December 31, 2015	10.7	10.7	11.1
December 31, 2014	3.8	6.4	5.9
December 31, 2013	5.5	5.9	5.0
December 31, 2012	8.1	5.8	4.9

(1)	Source: IGP-DI, as published by the FGV.

(2)	Source: IPCA, as published by the IBGE.

(3)	Source: IST, as published by the Agência Nacional de Telecomunicações.

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

The carrying value of goodwill and the key assumptions used in performing the annual impairment assessment are disclosed in Notes 3(i) and 14 to our consolidated financial statements.

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

The value of our net pension obligation on December 31, 2016, the key financial assumption used to measure the obligation as well as the sensitivity of our pension liability on December 31, 2016 and of the income statement charge in 2014, 2015 and 2016 to changes in these assumptions, is disclosed in Note 32 to our consolidated financial statements.

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

Additional information on fair value of financial instruments is disclosed in Notes 3(k) and (l) and 33 to our consolidated financial statements.

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

Revenue recognition

Customer Loyalty Program

We have a customer loyalty program that allows customers to accumulate points when generating traffic from the use of our mobile services. The accrued points may be exchanged for handsets or services, provided the customer has a minimum stipulated balance of points. The consideration received is allocated to the cost of handsets or services and the related points earned based on the relative fair value. The fair value of the points is calculated by dividing the discount value granted as a result of the customer loyalty program by the amount of points needed to carry out the redemption. The fair value accrued on the balances of generated points is deferred and recognized as income upon redemption of points.

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

Sources of Revenue

The breakdown of our gross operating revenue is presented net of discounts granted. In addition, we categorize our revenue according to the following groups:

•	Fixed and mobile telephone services

Includes revenues from fixed and mobile telephone, principally:

•	Local: includes the sum of revenues from monthly subscription fees, installation fees, local services, public telephones and fixed-to-mobile revenues;

•	Domestic long-distance: includes the sum of fixed-to-mobile revenues and domestic long distance calls and domestic long-distance calls placed on public telephones;

•	International long-distance: includes the sum of revenues from international long distance calls and international long-distance placed on public telephones; and

•	Usage charges: include measured service charges for calls, monthly fee and other similar charges.

•	Data Transmission and value added services

•	Wholesale: includes the sum of infrastructure rental revenues; and

•	Value Added Services: Vivo Call Sound, Vivo Online Security, List Assistance, E-Health messages, and P2A Interactivity Services (Kantoo, Vivo Futebol, Vivo Nutrição, Vivo Play and Mailbox); and

•	Data Transmission: Fixed and mobile data including FTTH, xDSL, cable on the fixed side and 3G and 4G on the mobile side.

•	Interconnection fees

•	Interconnection fees are amounts we charge other cellular and fixed-line service providers for the use of our network.

•	Pay TV

•	Includes TV services through satellite, cable or IPTV technology.

•	Sale of goods and equipment

•	The sale of wireless devices and accessories.

•	Other Services

•	Other services include integrated solution services offered to residential and corporate clients, such as Internet access, private network connectivity and leasing of computer equipment; and

•	Other telecommunications services such as extended service, detects, voice mail and cellular blocker, among others.

Results of Operations

The following table sets forth certain components of our net income for each year ended December 31, 2016, December 31, 2015 and December 31, 2014 as well as the percentage change of each component. In 2015, we acquired 100% of shares of GVT Participações S.A. See Note 4 to our consolidated financial statements and “Item 4.A Historical Background—Acquisition of GVT.” for further information.

Results of GVT are consolidated into our financial statements as from May 1, 2015. Consequently, our results of operations for the years ended December 31, 2016 are not comparable with our results of operations for the year ended December 31, 2015, 2014, 2013 and 2012.

For the purposes of this section of the Form, GVT’s pro forma numbers used to supplement variance explanation were extracted from pro forma income statements disclosed in Note 35 of our consolidated financial statements, which assumes the acquisition of GVT had taken place on January 1, 2015.

	Year ended December 31,			Percent change	Percent change
	2016	2015	2014	2016-2015	2015-2014
	(in millions of reais)
Net operating revenue	42,508.4	40,286.8	35,000.0	5.5%	15.1%
Cost of services and goods	(20,823.0)	(20,345.1)	(17,222.7)	2.3%	18.1%
Gross profit	21,685.4	19,941.7	17,777.3	8.7%	12.2%
Operating expenses:
Selling	(12,455.4)	(12,005.5)	(10,466.7)	3.7%	14.7%
General and administrative	(2,793.3)	(2,142.4)	(1,803.9)	30.4%	18.8%
Other operating expenses, net	(68.7)	(554.2)	(397.7)	(87.6%)	39.4%
Total operating expenses, net	(15,317.4)	(14,702.1)	(12,668.3)	4.2%	16.1%
Equity in earnings (losses) of associates	1.2	2.0	6.9	(40.0%)	(71.0%)
Operating income	6,369.2	5,241.6	5,115.9	21.5%	2.5%
Financial expenses, net	(1,234.5)	(848.2)	(362.0)	45.5%	134.3%
Income before taxes	5,134.7	4,393.4	4,753.9	16.9%	(7.6%)
Income and social contribution taxes	(1,049.5)	(973.2)	182.7	7.8%	(632.7%)
Net income	4,085.2	3,420.2	4,936.6	19.4%	(30.7%)
Net income attributable to:
Controlling shareholding	4,085.2	3,420.2	4,936.6	19.4%	(30.7%)
Net income	4,085.2	3,420.2	4,936.6	19.4%	(30.7%)

Results of Operations for the Year Ended December 31, 2016 Compared to the Year Ended December 31, 2015

Net Operating Revenue

Net operating revenue increased by 5.5% to R$42,508.4 million in 2016 from R$40,286.8 million in 2015, primarily because results for the first four months of 2015 do not include GVT, as the latter was consolidated into our financial statements as from May 1, 2015. If we considered as part of our results the effects of GVT’s pro forma consolidation since January 1, 2015, which totaled R$1,846.9 million, net operating revenue would have increased by 0.9% or R$374.7 million in 2016.

Gross Operating Revenue

Our gross operating revenue increased by 6.6% to R$65,006.7 million in 2016 from R$60,997.5 million in 2015, primarily because results for the first four months of 2015 do not include GVT, as the latter was consolidated into our financial statements as from May 1, 2015. If we considered as part of our results the effects of GVT’s pro forma consolidation since January 1, 2015, which totaled R$3,321.2 million, gross operating revenue would have increased by 1.1% or R$688.0 million in 2016, as a result of an increase in revenues from telecommunications services. The table and descriptions below set forth explanations for these variations:

	Year ended December 31,		Percent change
	2016	2015	2016-2015
	(in millions of reais)
Telecommunications services (a)	61,513.1	57,063.6	7.8%
Sale of goods and equipment	3,493.6	3,933.9	(11.2%)
Gross operating revenue	65,006.7	60,997.5	6.6%
Value-added and other indirect taxes	(22,498.3)	(20,710.7)	8.6%
Net operating revenues	42,508.4	40,286.8	5.5%

(a)	It includes revenues from: telephone services; data transmission and value added services; interconnection fees charged; pay TV and other services.

Telecommunications services: Revenue from telecommunications services increased by R$4,449.5 million in 2016, or 7.8%, compared to 2015, primarily because results for the first four months of 2015 do not include GVT, as the latter was consolidated into our financial statements as from May 1, 2015. If we considered as part of our results the effects of GVT’s pro forma consolidation since January 1, 2015, which totaled R$3,321.2 million, telecommunications services revenue would have increased by 1.9% or R$1,128.3 million in 2016, as a result of (1) a double-digit increase in Data Transmission and Value Added Services Revenues from the successful upselling of mobile data bundles, strong migration to 4G and higher smartphone penetration within our customer base, and robust fixed broadband evolution, boosted by an increased migration from lower to ultra-broadband speeds; and (2) a double-digit increase of Pay TV Revenues from the improved proportion of IPTV accesses within our Pay TV customer base and selective strategy for the service, focused on increasing profitability. These factors were partially offset by decreasing Outgoing Voice and Interconnection Revenues, resulting from decreases in mobile and fixed termination rates mandated by ANATEL, which became effective in February 2016, as described in “Item 4. Information On The Company—B. Business Overview—Regulation of the Brazilian Telecommunications Industry—Mobile Services—Interconnection Fees—Mobile service.”

Sale of goods and equipment: Revenues from the sale of goods and equipment in 2016 decreased by R$440.3 million or 11.2% compared to 2015, primarily as a result of the decline in the overall number of handsets sold due to a new, value-driven, selective sales strategy adopted in 2016, which focused on selling handsets to higher-value customers.

Cost of Services and Goods

Cost of services and goods increased by R$477.9 million, or 2.3%, to R$20,823.0 million in 2016 from R$20,345.1 million in 2015, primarily because results for the first four months of 2015 do not include GVT, as the latter was consolidated into our financial statements as from May 1, 2015. If we considered as part of our results the effects of GVT’s pro forma consolidation since January 1, 2015, which totaled R$938.8 million, cost of services and goods would have decreased by 2.2% or R$460.9 million in 2016. The table and descriptions below set forth explanations for these variations:

	Year ended December 31,		Percent change
	2016	2015	2016-2015
	(in millions of reais)
Cost of goods sold	(2,118.9)	(2,597.1)	(18.4%)
Depreciation and amortization	(5,821.6)	(5,269.6)	10.5%
Outside services and other	(5,794.9)	(5,400.9)	7.3%
Interconnection fees	(1,924.1)	(2,595.9)	(25.9%)
Rent, insurance, condominium fees, and leased lines	(2,326.1)	(2,051.1)	13.4%
Personnel	(976.2)	(813.6)	20.0%
Taxes, fees and contributions	(1,861.2)	(1,616.9)	15.1%
Cost of services and goods	(20,823.0)	(20,345.1)	2.3%

Cost of goods sold: Our cost of goods sold decreased by R$478.2 million, or 18.4%, to R$2,118.9 million in 2016 from R$2,597.1 million in 2015, primarily as a result of the decline in the overall number of handsets sold due to a new, value-driven, selective sales strategy adopted in 2016, which focused on selling handsets to higher-value customers.

Depreciation and amortization: Costs related to depreciation and amortization increased by R$552.0 million, or 10.5%, to R$5,821.6 million in 2016 from R$5,269.6 million in 2015, primarily because results for the first four months of 2015 do not include GVT, as the latter was consolidated into our financial statements as from May 1, 2015. If we considered as part of our results the effects of GVT’s pro forma consolidation since January 1, 2015, which totaled R$383.6 million, costs related to depreciation and amortization would have increased by 3.0% or R$168.4 million in 2016, as a result of the increase in fixed assets, reflecting the higher level of investments made by the Company, partially offset by the savings from extended useful lives of certain of our PP&E resulting from our annual review of the useful life estimate of fixed assets, which amounted to R$157 million.

Outside services and other: Costs related to outside services and other increased by R$394.0 million, or 7.3%, to R$5,794.9 million in 2016 from R$5,400.9 million in 2015, primarily because results for the first four months of 2015 do not include GVT, as the latter was consolidated into our financial statements as from May 1, 2015. If we considered as part of our results the effects of GVT’s pro forma consolidation since January 1, 2015, which totaled R$252.6 million, costs related to outside services and other would have increased by 2.4% or R$137.8 million in 2016, as a result of higher expenses with network maintenance and expansion, partially offset by lower expenses with electricity and insourcing of field services employees.

Interconnection fees: Costs related to interconnection fees decreased by R$671.8 million, or 25.9%, to R$1,924.1 million in 2016, from R$2,595.9 million in 2015, primarily as a result of the decreases in mobile and fixed termination rates mandated by ANATEL, which became effective in February 2016. If we considered as part of our results the effects of GVT’s pro forma consolidation since January 1, 2015, which totaled R$51.1 million, interconnection fees would have decreased by 27.3% or R$722.9 million in 2016, principally as a result of the decrease in regulatory rates.

Rent, insurance, condominium fees and leased lines: Costs related to rent, insurance, condominium fees and leased lines increased by R$275.0 million, or 13.4%, to R$2,326.1 million in 2016, from R$2,051.1 million in 2015, primarily because results for the first four months of 2015 do not include GVT, as the latter was consolidated into our financial statements as from May 1, 2015. If we considered as part of our results the effects of GVT’s pro forma consolidation since January 1, 2015, which totaled R$104.4 million, costs related to rent, insurance, condominium fees and leased lines would have increased by 7.9% or R$170.6 million in 2016, as a result of higher rental and leasing expenses in connection with sites where we install our antennas, due to the expansion in 4G coverage and focus on service quality.

Personnel: Personnel expenses increased by R$162.6 million, or 20.0%, to R$976.2 million in 2016 from R$813.6 million in 2015, primarily because results for the first four months of 2015 do not include GVT, as the latter was consolidated into our financial statements as from May 1, 2015. If we considered as part of our results the effects of GVT’s pro forma consolidation since January 1, 2015, which totaled R$110.4 million, personnel expenses would have increased by 5.6% or R$52.2 million in 2016, as a result of (1) the insourcing of field services and call center employees, aimed at improving the experience of higher-value customers and increasing productivity; and (2) the increase in salaries from collective bargaining agreements of 7.0% granted on September 2015 and 2016. These factors were partially offset by cost savings from corporate restructuring activities and cost-control measures implemented throughout the year.

Taxes, fees and contributions: Taxes, fees and contributions increased by R$244.3 million, or 15.1%, to R$1,861.2 million in 2016, from R$1,616.9 million in 2015, primarily due to higher regulatory taxes. If we considered as part of our results the effects of GVT’s pro forma consolidation since January 1, 2015, which totaled R$33.1 million, taxes, fees and contributions would have increased by 12.8% or R$211.2 million in 2016.

Operating Expenses

Operating expenses increased by R$615.3 million, or 4.2%, to R$15,317.4 million in 2016, from R$14,702.1 million in 2015, primarily because results for the first four months of 2015 do not include GVT, as the latter was consolidated into our financial statements as from May 1, 2015. If we considered as part of our results the effects of GVT’s pro forma consolidation since January 1, 2015, which totaled R$564.7 million, operating expenses would have increased by 0.3% or R$50.6 million in 2016. The table and descriptions below set forth explanations for these variations:

	Year ended December 31,		Percent change
	2016	2015	2016-2015
	(in millions of reais)
Selling expenses	(12,455.4)	(12,005.5)	3.7%
General and administrative expenses	(2,793.3)	(2,142.4)	30.4%
Other net operating income (expense)	(68.7)	(554.2)	(87.6%)
Total	(15,317.4)	(14,702.1)	4.2%

Selling expenses: Our selling expenses increased by R$449.9 million, or 3.7%, to R$12,455.4 million in 2016 from R$12,005.5 million in 2015, primarily because results for the first four months of 2015 do not include GVT, as the latter was consolidated into our financial statements as from May 1, 2015. If we considered as part of our results the effects of GVT’s pro forma consolidation since January 1, 2015, which totaled R$407.7 million, selling expenses would have increased by 0.3% or R$42.2 million in 2016, as a result of (1) lower costs with commissions and sales promoters in retail stores; (2) lower expenses with publicity and marketing, due to the synergies generated with the unification of brands (Vivo and GVT) as of April 2016, eliminating communication redundancies; and (3) lower costs with call center services due to lower volume of calls driven by digitalization, simplification of offers and improved customer experience. These factors were partially offset by an annual increase in provisions for bad debt, driven by higher default levels in the B2B segment.

General and administrative expenses: Our general and administrative expenses increased by R$650.9 million, or 30.4%, to R$2,793.3 million in 2016, from R$2,142.4 million in 2015, primarily because results for the first four months of 2015 do not include GVT, as the latter was consolidated into our financial statements as from May 1, 2015. If we considered as part of our results the effects of GVT’s pro forma consolidation since January 1, 2015, which totaled R$154.1 million, general and administrative expenses would have increased by 21.6% or R$496.8 million in 2016, as a result of (1) higher expenses with IT development and integration, as part of the GVT consolidation process; and (2) higher expenses with commercial efficiency and real estate optimization.

Other net operating income (expense): Other net operating expenses decreased by R$485.5 million, or 87.6%, to R$68.7 million in 2016, from R$554.2 million in 2015. This decrease is a result of the gain on sale of 1,655 towers on March 31, 2016, totaling R$513.5 million.

Financial Expenses, Net

For the year ended December 31, 2016, net financial expenses reached R$1,234.5 million, increasing by R$386.3 million or 45.5% when compared to the period ended December 31, 2015, mainly due to the monetary indexation of contingencies, partially compensated by financial losses in 2015 related to the foreign exchange variation on GVT’s loans and financing denominated in foreign currency, whose result was negatively impacted by the appreciation of the Euro against the Real.

Income and Social Contribution Taxes

We recorded an expense from income and social contribution taxes in the amount of R$1,049.5 million in 2016, compared to an expense of R$973.2 million in 2015. This variation was a result of higher income before income tax and social contribution.

The effective rate of income and social contribution taxes decreased to 20.4% in 2016 compared with 22.2% in 2015, primarily as a result of an increased distribution of interest on shareholders’ equity during 2016, which is deductible for income tax purposes.

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

	Year ended December 31,		Percent change
	2015	2014	2015-2014
	(in millions of reais)
Telecommunications services (a)	57,063.6	49,178.0	16.0%
Sale of goods and equipment	3,933.9	3,424.9	14.9%
Gross operating revenue	60,997.5	52,602.9	16.0%
Value-added and other indirect taxes	(20,710.7)	(17,602.9)	17.7%
Net operating revenues	40,286.8	35,000.0	15.1%

(a)	Includes revenues from: telephone services; data transmission and value added services; interconnection fees charged; pay TV and other services.

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

General

We fund our operations and capital expenditures primarily from operating cash flows, loans obtained from financial institutions or development banks, and debentures. As of December 31, 2016, we had R$5.1 billion in cash and cash equivalents. We do not have any material unused sources of liquidity.

Our principal cash requirements include:

•	the servicing of our indebtedness;

•	capital expenditures; and

•	the payment of dividends.

Our management believes that our sources of liquidity and capital resources, including working capital, are adequate for our present requirements.

Sources of Funds

Our cash flow from operations was R$11.4 billion in 2016, an increase of 15.6% compared to R$9.9 billion in 2015. The increase in cash flow from operations is a reflection of a significant increase in revenues from telecommunications services and revenues from Pay TV, partially offset by (1) an increase in costs of services and goods, due to higher personnel and taxes costs and (2) an increase in operating expenses, impacted by higher selling and general and administrative expenses. A portion of the increases mentioned above were related to the consolidation of GVT results for the full year in 2016 as compared to eight months in 2015.

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

Uses of Funds

Our cash flow used in investing activities was R$6.9 billion in 2016 compared to R$14.6 billion in 2015. The decrease in cash flow used in investing activities of R$7.7 billion in 2016 compared to 2015 was primarily due to the acquisition of GVT in 2015 (R$8.5 billion, net of cash acquired from GVT).

Our cash flow used in investing activities was R$14.6 billion in 2015 compared to R$7.6 billion in 2014. The increase in cash flow used in investing activities of R$7.0 billion in 2015 compared to 2014 was primarily due to the GVT acquisition (R$8.5 billion, net of cash acquired from GVT).

Our cash flow used in financing activities recorded an outflow of R$4.8 billion in 2016 compared to an inflow of R$5.4 billion in 2015. The increase in cash flow used in financing activities of R$10.2 billion in 2016 compared to 2015 was due primarily to the R$16.1 billion capital increase performed by the Company in 2015, partially offset by a decrease in payment of loans and debentures in 2016 compared to 2015 (R$6.5 billion), along with decrease in dividends and interest on equity paid in 2016 compared to 2015 (R$712.3 million).

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

Indebtedness

As of December 31, 2016, our total debt was as follows:

Debt	Currency	Annual interest rate payable	Maturity	Total amount outstanding (in millions of reais)
BNDES loans and financing	UR TJLP	TJLP + 0.0% to 4.08%	2023	2,130.4
BNDES loans and financing	R$	2.5% to 8.7%	2023	335.4
BNDES loans and financing	R$	SELIC D-2 + 2.32%	2023	342.0
BNDES	UMBND	ECM(1) + 2.38%	2019	362.1
BNB – Banco do Nordeste loans and financing	R$	7.0% to 10.0%	2022	42.3
Debentures 4th issue - Series 3	R$	IPCA + 4%	2019	37.3
Debentures 1st issue - Minas Comunica	R$	IPCA + 0.5%	2021	97.3
Debentures 3rd issue - Single Series	R$	100% of CDI + 0.75 spread	2017	2,086.8
Debentures 4th issue - Single Series	R$	100% of CDI + 0.68 spread	2018	1,332.9
Resolution 4131	US$	2.36% and Libor + 2.00%	2017	925.7
Finance Leases (2)	R$	-	2033	374.4
Contingent Consideration	R$	-	2025	414.7
Suppliers finance arrangements	R$	108% of CDI	2017	722.6
Total debt (3)				9,224.1
Current				4,663.6
Noncurrent				4,560.5

(1)	The Currency Basket Charge (Encargos da Cesta de Moedas), or ECM, is a rate disclosed by BNDES on a quarterly basis.

(2)	Our finance leases are related to towers and rooftops, IT equipment leases, infrastructure rent and other means of transmission.

(3)	Does not include the Company’s issuance on February 8, 2017 of R$2 billion aggregate principal amount of Debentures 5th issue – Single Series maturing in 2022.

Interest and principal payments on our indebtedness as of December 31, 2016 due in 2017 and 2018 total R$4,663.3 million and R$2,309.7 million, respectively.

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

As of December 31, 2016, we were not in default of any of our obligations and therefore none of our liabilities were subject to acceleration.

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

On December 31, 2016, 14% of our R$9.2 billion of financial indebtedness was denominated in U.S. dollars and UMBNDES. See Note 33 to the Consolidated Financial Statements. Devaluation of the real causes exchange losses on foreign currency-denominated indebtedness and commitments and exchange gain on foreign currency-denominated assets and corporate stakes in foreign companies.

We use derivative instruments to limit our exposure to exchange rate risk. Since September 1999, we have hedged all of our foreign currency-denominated bank debt using swaps and other derivative instruments. Since May 2010, the company began using net balance coverage, which is the hedging of net positions in foreign exchange exposures, or assets (issued invoices) minus liabilities (received invoices) for foreign exchange exposures, substantially reducing our risk to fluctuations in exchange rates. We could still continue to face exchange rate exposure with respect to our planned capital expenditures however, as a small part of our planned capital expenditures are denominated or indexed in foreign currencies (mostly U.S. dollars). We systematically monitor the amounts and time of exposure to exchange rate fluctuations and may hedge positions when deemed appropriate.

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

Capital Expenditures and Payment of Dividends

Our principal capital requirements are for capital expenditures and payments of dividends to shareholders. Capital expenditures consisted of additions to property, plant and equipment and additions to intangible assets, including licenses which totaled R$8.2 billion, R$7.7 billion and R$9.1 billion for the years ended December 31, 2016, 2015 and 2014, respectively. These expenditures relate primarily to the expansion of our network. We may seek financing for part of our capital expenditures and cash management assistance from the Brazilian government, in particular from BNDES, which is the main government financing agent in Brazil, as well as from the local or foreign capital markets or from local and foreign financial institutions. See “Item 4. Information on the Company—A. History and Development of the Company—Capital Expenditures.”

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

We may also make additional distributions to the extent that we have profits and reserves available to distribute. All of the above distributions may be made as dividends or as tax-deductible interest on shareholders’ equity. Interest on shareholders’ equity are tax-deductible payments pursuant to Brazilian Corporate law, that a company may make, in addition to dividends, which the company may treat as financial expenses for tax and social contribution purposes. For more information on the payment of interests on shareholders’ equity, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividends and Dividend Distribution Policy—Dividends and Interest on Shareholders’ Equity.” We paid dividends and interest on shareholders’ equity of R$3.3 billion, R$4.0 billion and R$2.8 billion in 2016, 2015 and 2014, respectively.

Our management expects to meet 2017 capital requirements primarily from cash provided from our operations. Net cash provided by operations was R$11.4 billion, R$9.9 billion and R$9.4 billion in 2016, 2015 and 2014, respectively.

Adjustments to net income for purposes of calculating the basis for dividends include allocations to various reserves that effectively reduce the amount available for the payment of dividends. For the fiscal year ended December 31, 2016, in addition to the interim dividend and interest on own capital payments made in 2016, management decided to propose (i) the allocation of R$550.0 million of profits available for distribution to Reserve of Modernization and Expansion and (ii) an additional dividends payment to shareholders in the amount of R$1.9 billion. The proposal to allocate profits to Reserve of Modernization and Expansion and to pay dividends will be approved at the shareholders’ meeting that will approve the 2016 annual report. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Description of Our Bylaws—Voting Rights.”

Accounting Pronouncements

The Company’s financial statements are in compliance with the IFRS as issued by IASB as of December 31, 2016, which are the same as those followed by the financial statements at December 31, 2015, except for the new pronouncements, interpretations and amendments, of the following standards, amendments and interpretations published by IASB and the IFRS Interpretations Committee (IFRIC), described below, which came into effect on January 1, 2016, but did not cause significant impacts on the financial statements.

•	IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, as amended;

•	IFRS 7 Financial Instruments: Disclosures, as amended;

•	IFRS 11 Accounting for Acquisitions of Interests in Joint Operations, as amended;

•	IFRS 14 Regulatory Deferral Accounts, as issued;

•	IAS 1 Disclosure Initiative, as amended;

•	IAS 16 and IAS 38 Clarification of Acceptable Methods of Depreciation and Amortization, as amended;

•	IAS 19 Employee Benefits, as amended; and

•	IAS 27 Equity Method in Separate Financial Statements, as amended.

On the date of preparation of these financial statements, the following IFRS amendments had been published; however, their application was not mandatory. We do not adopt early any pronouncement, interpretation or amendment that has been issued, before application is mandatory.

Standards and Amendments to the Standards	Effective as of:
IAS 7 Cash Flow, as amended	January 1, 2017
IAS 12 Income Taxes, as amended	January 1, 2017
IFRS 9 Financial Instruments, issued	January 1, 2018
IFRS 15 Revenue from Contracts with Customers, as issued	January 1, 2018
IFRS 2 Classification and Valuation of Share Based Transactions, as amended	January 1, 2018
IFRS 4 Insurance Contracts, as amended	January 1, 2018
IAS 40 Investment Property Transfers, as amended	January 1, 2018
IFRIC 22 Transactions in Foreign Currency and Advance Payments, as issued	January 1, 2018
Annual Improvements to IFRS, 2014-2016 Cycle, as issued	January 1, 2017 / 2018
IFRS 16 Leases, as issued	January 1, 2019
IFRS 10, 12 and IAS 28 Investment Entities: Applying the Consolidation Exception, as amended	TBD

Based on our preliminary analysis, we expect that the implementation of many of these standards, changes and interpretations will not have a significant impact on our financial statements in the initial period of application. However, we expect the following standards that have been issued, but are not yet mandatory, may have a significant impact on our consolidated financial statements at the time of its application and prospectively.

IFRS 9 - Financial Instruments, Issue: In July 2014, the IASB issued the final version of IFRS 9, which replaces IAS 39 and all previous versions of IFRS 9.

IFRS 9 applies to financial assets and liabilities and establishes the classification, valuation, losses and write-off criteria for recognition of such items, as well as a new hedge accounting model. The Company estimates that major changes will occur in the documentation of hedge policies and strategies, as well as in the estimation of expected losses on financial assets. The changes introduced by IFRS 9 will affect the recognition of financial assets and derivative financial instruments as of January 1, 2018. The Company is carrying out the process of implementing the new criteria, but due to the relevance of the potentially affected items and the complexity of the estimates, understands that it is not reasonably possible to quantify the impacts of the application of this standard on the closing date of the fiscal year ended December 31, 2016.

IFRS 15 - Revenue from Contracts with Customers, Issuance: IFRS 15 establishes criteria’s for the accounting of revenues from customer contracts. The Company is currently in the process of estimating the impacts of this new standard on its contracts. This analysis identified a number of expected impacts related to the following aspects, among others:

•	Under the current accounting policy, the Company offers commercial packages that combine equipment’s and services of telephony, fixed and mobile, data, internet and television, total revenue of services is distributed among its elements identified based on their respective fair values.

Under IFRS 15, amounts will be allocated to each element based on the basis of the independent selling prices of each individual component in relation to the total price of the package and will be recognized when (and the measure) the obligation is satisfied. Consequently, the application of the new criteria will mean an acceleration in the recognition of equipment sales revenues, which are generally recognized at the time of delivery to the final consumer. To the extent that the packages are marketed at a discount, the difference between the profit on sales of equipment and the amount received from the customer at the inception of the contract will be recognized as a contractual asset.

•	According to the criteria currently in force, all costs directly related to obtaining commercial contracts (sales commissions and other expenses with third parties) are accounted as expenses when incurred. On the other hand, IFRS 15 requires the recognition of an asset for the amounts incurred by these concepts and its subsequent accounting to the income statement according to the period of the respective agreement. Likewise, certain costs related to the performance of the contract, currently recognized as expenses, when incurred, will be deferred when associated with compliance obligations over the period of contract.

•	Compared to the current standard, IFRS 15 establishes much more detailed requirements on the accounting treatment of contract changes. Thus, certain changes will be recorded retrospectively and others prospectively as a separate or contract resulting from the redistribution of revenues among the various performance obligations identified.

The Company is advancing in the process of implementing the new criteria, but due to the high number of transactions affected, the high volume and dispersion of the necessary information and the complexity of the estimates, the Company understands that at the closing date of the year ended December 31, 2016 cannot reliably measure the impact of the application of this standard. However, considering the current commercial offers as well as the volume of affected contracts, the Company estimates that the changes introduced by IFRS 15 will have a significant impact on its financial statements at the date of its initial application. In addition, the Company's financial statements will include more quantitative disclosures of revenue-related accounts.

IFRS 16 - Leasing, Issuance: IFRS 16 establishes that companies acting as lessees must recognize in the balance sheet the assets and liabilities arising from all lease agreements (except for short-term lease agreements and those for low value assets).

The Company has a very large number of leases as a lessee of various assets, such as third-party towers, circuits, real estate and land (where the towers are primarily located). Under the current standard, significant portions of such contracts are classified as operating leases, where payments are generally recorded on a straight-line basis over the contract term.

The Company is currently in the process of estimating the impact of this new standard on such contracts. In this analysis, the estimate of the term of the lease is included, considering the non-cancellable period and the periods covered if exercised the option to extend the lease for those cases in which exist reasonable certainty, which will depend, of the expected use of the Company's assets installed in the leased assets.

In addition to the term of the lease, assumptions will be used to calculate the discount rate, which will depend mainly on the incremental financing rate for the estimated periods. In addition to the previous estimates, the standard allows two transition methods, being: i) full retrospective for each comparative period presented; and (ii) modified retrospective with the cumulative effect of the initial application of the recognized standard at the date of initial application. In addition, it is possible to choose specific practical relieves at the time of applying the standard on measurement of liability, discount rate, losses, leases ending within twelve months after the first application, initial direct costs, and lease duration. Thus, depending on the transition method to be chosen, the impacts will be different.

Due to the different alternatives, as well as the complexity of the estimates and the high number of contracts, the Company has not yet completed the implementation process, so that at the closing date of the year ended December 31, 2016 it is not possible to estimate the impact of the application of this standard. However, considering the volume of contracts affected, the Company estimates that the changes introduced by IFRS 16 will have a significant impact on its financial statements from the date of adoption, including the recognition of the right to use and the corresponding obligations in respect to the contracts which, under the current standard, are classified as operating leases. In addition, depreciation of the right to use the assets and recognition of interest on the lease obligation will replace a significant portion of the amount recognized as expenses in the income statement of the operating lease. The classification of payments in the statement of cash flows will also be affected by the adoption of IFRS 16.

C. Research and Development, Patents and Licenses

Research and Development

We operate in a fast-paced, dynamic and convergent industry, which demands that our products and services be continuously revamped to keep up with growth expectations.

In addition, to keep pace with constant innovation, we created a business incubator that allows us to easily handle emerging business opportunities of large sizes or risks that otherwise would be difficult to manage by our current business units. In 2016, we invested R$0.6 million in innovation.

The table below presents our investments in development, update and modernization of systems to support the launch of new products and services. In 2016, we invested R$50.9 million in development.

R&D investments	2016	2015	2014
	(in millions of reais)
Development	50.3	47.9	37.6
Innovation (business incubator and tests)	0.6	0.5	0.6
Total	50.9	48.4	38.2

Patents and Licenses

Our principal intellectual property assets include:

•	permission to use the trademark name “Telefônica” and all names derived from “Telefônica”;

•	our name “Telefônica Brasil S.A.”;

•	our commercial brands in Brazil, “Vivo,” and sub-brands such as “Vivo Fixo,” Vivo TV,” “Vivo Internet,” “Meu Vivo,” “Vivo Empresas,” “Vivo Play,” “Vivo Ads” for our advertising services, “Vivo Apps e muito mais” for our digital services, and “Vivo Fibra” among others; and

•	our past commercial brands, “GVT”, “Global Village Telecom”, “Super 15” for long-distance services, “Speedy” for broadband products, “DUO” for telephone and broadband service and “TRIO” for telephone, broadband and Digital TV service.

In September 2016, the Brazilian Trademark Office recognized the “Vivo” mixed trademark as of “high reputation”, thus protected in all branches of activities.

D.	Trend Information

Increasingly, Brazilian consumers’ consumption patterns have converged towards an emphasis on the consumption of data, rather than traditional services. In addition, the evolution of technology has exponentially increased the quantity of connected devices. Accordingly, we plan to continue to invest efficiently in a more modern infrastructure in the mobile segment through the 4G technology and in the fixed segment through an increased ultra-broadband footprint, improving the experience of our customers with faster and reliable connections.

Due to a macroeconomic scenario of ongoing recovery, we expect the competitive environment in the coming years to emphasize sustainability through initiatives to further monetize the customer base, as well as efforts to contain expenses. During 2017, regulatory issues of great importance to the Brazilian telecommunications sector are expected to alter market dynamics during the year.

Our top priority is making our customers' digital life easier to manage. We are committed to providing digital and interconnected, cross platform services that deliver a better user experience and effective customer care, building a competitive advantage to attract new customers and loyalty our current base.

We believe that revenue growth will continue to be driven over the next few years by mobile and fixed data services.

E. Off-balance-Sheet Arrangements

None.

F. Tabular Disclosure of Contractual Obligations

Our contractual obligations and commercial commitments as of December 31, 2016 are as follows:

	Total	Up to year	1-3 years	4-5 years	After 5 years
	(in millions of reais, as of December 31, 2016)
Contractual obligations
Loans, financing and leases (1)	5,669.8	2,543.0	1,711.7	603.7	811.4
Debentures	3,554.3	2,120.5	1,406.5	27.3	-
Pension and other post-retirement benefits	327.7	11.0	4.4	4.5	307.8
Total contractual obligations	9,551.8	4,674.5	3,122.6	635.5	1,119.2
Commercial commitments
Trade accounts payable	7,683.2	7,611.3	-	-	71.9
Total commercial commitments	7,683.2	7,611.3	-	-	71.9

(1)	Includes present value of minimum lease payments on operating leases of rental of equipment, facilities and stores, administrative buildings, and cell sites and contingent consideration relating to the GVT acquisition. See Note 4 to our consolidated financial statements.

Long-Term Debt – Loans, financing, leases and debentures

Amount
Year ending December 31,	(in millions of reais, as of December 31, 2016)
2018	2,309.6
2019	808.6
2020	380.9
2021	250.0
2022	239.1
2023 and forward	572.3
Total	4,560.5

G.	Safe Harbor

See “Cautionary Statement Regarding Forward-Looking Statements.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

We are managed by a Board of Directors (Conselho de Administração) and a Board of Executive Officers (Diretoria).

Board of Directors

Our Board of Directors comprises a minimum of five and a maximum of 17 members, elected and dismissed by the shareholders at the shareholders’ meeting, serving for a term of three years and may be reelected. The following is a list of the current members of our Board of Directors, their respective positions and dates of their election. The members of our Board of Directors are currently mandated until the ordinary general meeting scheduled to take place up to April 2019.

Name	Position	Date of Appointment
Eduardo Navarro de Carvalho	Chairman	April 28, 2016 (1)
Ángel Vilá Boix	Director	April 28, 2016
Antonio Carlos Valente da Silva	Director	April 28, 2016
Antonio Gonçalves de Oliveira	Director	April 28, 2016
Francisco Javier de Paz Mancho	Director	April 28, 2016
Ramiro Sánchez de Lerín Garcia-Ovies	Director	April 28, 2016
Sonia Julia Sulzbeck Villalobos	Director	April 28, 2016
Luis Francisco Javier Bastida Ibargüen	Director	April 28, 2016
Luiz Fernando Furlan	Director	April 28, 2016
Narcís Serra Serra	Director	April 28, 2016
José Maria Del Rey Osorio	Director	January 04, 2017
Roberto Oliveira de Lima	Director	April 28, 2016

(1)	Mr. Eduardo Navarro de Carvalho was elected as a Director on April 28, 2016 and as the Chairman of the Board on June 10, 2016.

Set forth below are brief biographies of our directors:

Eduardo Navarro de Carvalho is 54 years old and is our Chief Executive Officer, Chairman of our Board of Directors and member of our the Nominations, Compensation and Corporate Governance Committee. He is also Vice President of SP Telecomunicações Participações Ltda., and CEO of Innoweb Ltda., POP Internet Ltda. and Telefônica Data S.A. He is Chairman of the Board of Directors of Telefônica Factoring do Brasil Ltda. He is also the Officer of SindiTelebrasil since November 17, 2016. He was Director of Strategy and Alliances at Telefónica S.A., and from February 2014 to January 2017, he was the Chief Commercial Digital Officer of Telefónica S.A. Previously, he was responsible for Strategic Planning and Regulatory at Telefónica Internacional S.A. From 1999 to 2005, he served as Vice President of Corporate Strategy and Regulatory Group at Telefonica in Brazil, participating in the Steering Committee of several companies of the Telefónica group in Brazil. He worked for five years as a consultant at McKinsey & Company (1994-1999), during which he led projects in Brazil, Spain, Portugal and South Africa, focusing on strategies in the areas of Industry, Infrastructure and Telecommunications. He began his professional experience in the steel industry, where he worked from 1986 to 1994 in Group ARBED in Brazil. He graduated in Metallurgical Engineering from the Federal University of Minas Gerais, Brazil.

Ángel Vilá Boix, is 52 years old and a member of our Board of Directors and our Strategy Committee. He is also Chief Strategy and Financial Officer of the Executive Committee of Telefónica S.A. Mr. Vilá became a part of the Telefónica Group in 1997 as Controller of the Group, and in 1998 he became CFO of Telefónica Internacional. In 2000, he was appointed as Head of Corporate Development of the Group and from 2010 on, he also oversaw the affiliated companies of the Group, composed by Atento, T-Gestiona and Telefónica Contenidos. In 2011, he became Head Manager of Finance and Corporate Development, and recently he became the new Head Manager of Strategy and Finance. Due to the different positions that he held within the Telefónica Group, Mr. Vilá concluded important transactions such as O2 plc, Brasicel/VIVO, E-Plus, GVT, Telco/TI or Telefónica Germany IPO. Before he joined Telefónica, he worked at Citigroup, McKinsey&Co, Ferrovial and Planeta. Currently, he is a member of the Board of Directors of Telefónica Germany and Trustee of Telefónica Foundation. He was also member of the Board of Telco SpA (Italy), BBVA, Digital Plus, Atento, Telefónica Contenidos, Telefónica Czech Republic, Endemol, CTC Chile, Indra SSI and Terra Lycos, and Consultant of the Advisory Board of Macquarie MEIF Funds. Institutional Investor appointed Mr. Vilá as the Best CFO in European Telecoms in 2015. Mr. Vilá was also awarded by Thomson Reuters Extel Pan-European Awards as the n.1 CFO in Spain, in the years of 2013 and 2014, as well as n.1 CFO for Telecommunications Services in Europe for 2014. He graduated in Industrial Engineering from Universitat Politecnica de Catalunya and holds a master of Business Administration degree from the Columbia University (New York).

Antonio Carlos Valente da Silva is 64 years old and serves as a Member of the Board of Directors and of the Service Quality and Marketing Committee of Telefônica Brasil S.A.. He is the Chairman of the Board of Telefónica Venezuela since November 2009. He was member of the Consejo Asessor of Telefónica Internacional S.A.U from 2015 to 2016; President of the Board of Trustees of Fundação Telefônica from December 2010 to December 2016, Chief Executive Officer of Telefônica Brasil S.A. between January 2007 and March 2015, and member of the Appointments, Compensation and Corporate Governance Committee of Telefônica Brasil S.A. in the same period. He was Chief Executive Officer of Telefônica Data S.A., Vice-President Director of SP Telecomunicações Participações Ltda., Chairman of the Board of Directors of Telefônica Factoring do Brasil Ltda., member of the Control Committees of Media Networks Brasil Soluções Digitais Ltda., of Telefônica Transportes e Logística Ltda. and of Telefônica Serviços Empresariais do Brasil Ltda. He was the Chief Executive Officer of the merged companies Vivo S.A., A. Telecom S.A., Telefônica Sistemas de Televisão S.A., Ajato Telecomunicação Ltda., Lemontree Participações S.A., GTR-T Participações e Empreendimentos S.A., Comercial Cabo TV São Paulo S.A. and TVA Sul Paraná S.A. He was the Chief Executive Officer of Vivo Participações S.A. from May 10, 2011 until October 3, 2011. He was also the President of Telebrasil (Brazilian Association of Telecommunications), President of SindiTelebrasil (National Union of Fixed and Mobile Telephone Service Operators) and President of Febratel (Brazilian Federation of Telecommunications) from 2010 through 2013. He was President of AHCIET (Asociación Hispanoamericana de Centros de Investigación y Empresas de Telecomunicaciones) from 2007 to 2011; president of the Official Spanish Chamber of Commerce in Brazil from 2011 to 2015 and former President of the Euro-chambers in Brazil (an association that gathers the main Chambers of Commerce from the European Union in Brazil). He was a member of the CDES (Economic and Social Development Council of the Presidency of the Republic of Brazil). He is also a member of the Advisory Council of CPqD, (Brazilian Telecommunications Research and Development Center), member of the Board of Executive Officers of ABDIB (Brazilian Base Industries Association), member of COINFRA (FIESP’s Infrastructure Commission) and member of the Advisory Council of Catenon Brasil. He has a degree in Electrical Engineering from PUC/RJ and has significant experience in the telecommunications market, in which he has been working since 1975. He has a post-graduate degree in business and administration from PUC/RJ and has concluded several specialization courses in telecommunication systems in Brazil and abroad, as well as several specialization courses in business management, including corporate strategy at MIT/Sloan.

Antonio Gonçalves de Oliveira is 72 years old and is a member of our Board of Directors and our Control and Audit Committee since September 2011. Mr. Oliveira is the Vice-Chairman of the Association of Friends of the Museum of Contemporary Art of USP (AAMAC) since 2011. He is also a member of the Fiscal Board of Jereissati Participações, since April 2016. Mr. Oliveira was a member of the Board of Directors of Paranapanema S.A., from April 2012 to April 2014, and a member of the Fiscal Board of Klabin S.A., from April 2010 until April 2013. He was a member of the Board of Directors of Vivo Participações S.A. from March 2001 to September 2011, and of its Control and Audit Committee from July 2005 to September 2011, being its president for 5 years. Mr. Oliveira was also a member of the Board of Directors of TELESP Celular S.A. and a member of the Board of Directors and of the Control and Audit Committee of the following companies: Tele Sudeste Celular Participações S.A., Telemig Celular Participações S.A., Telemig Celular S.A., Tele Leste Celular Participações S.A., Tele Centro Oeste Celular Participações S.A. and Celular CRT Participações S.A., until these companies ceased to exist, due to their incorporation by Vivo Participações S.A. Mr. Oliveira was the Chairman of the Fiscal Board Companhia de Eletricidade da Bahia (COELBA) from April 2006 to April 2008, chairman of AAMAC from 2006 to 2010, member of the Fiscal Board of Iguatemi Shopping Centers, from 2007 to 2008, and of Melpaper, from 2009 to 2010, and a member of the Council of Representatives of the Federação das Indústrias do Estado de São Paulo (FIESP). Mr. Gonçalves de Oliveira was a member of the Advisory Board of the Caixa de Previdência dos Funcionários do Banco do Brasil (PREVI) for 4 years, and he was also a member of the Council of Social and Economic Development of the Brazilian government and of the Working Group for Small and Medium Enterprises in Mercosul, nominated by the Brazilian government. He was member of the Steering Committee and Management of the Banco do Povo de Estado de São Paulo, member of the Associação de Empresas Brasileiras para a Integração de Mercados (ADEBIM), and Chairman of the Deliberative Board of the Association of the Associação Naconal dos Funcionários do Banco do Brasil (ANABB), for 8 years. In the role of sociologist, he was President of the

Association of Sociologists of the State of São Paulo, for 6 years, and Director of the Latin American Association of Sociology for 4 years. Mr. Oliveira was the executive coordinator of the Movimento Nacional da Micro e Pequena Empresa. Mr. Gonçalves holds a degree in Social Sciences, a master’s degree in Communication Sciences and a post-graduate degree in Sociology of Organizations from the Universidade de São Paulo in Brazil. He also holds a specialist title in Human Resources from Fundação Getúlio Vargas in São Paulo and extension courses on business management topics. Mr. Oliveira is Certified Counselor by the Brazilian Institute of Corporate Governance, IBGC, due to his experience in supervisory boards, management boards and fiscal boards.

Francisco Javier de Paz Mancho is 58 years old and is a member of our Board of Directors and of Chairman our Nominations, Compensation and Corporate Governance Committee. Mr. Mancho is also a member of the Board of Directors of Telefónica S.A., Telefónica de Argentina S.A. and Telefónica Móviles México, and member of the Advisory Board of Telefónica América Latina. He is also Chairman of Telefónica Engenharia da Segurança and Lead Director of Telefónica S.A. He was Chairman of Telefónica Gestión de Serviços Compartidos Espanha S.A. from September 2014 to March 2016 and of Atento Inversiones y Teleservicios from December 2008 to December 2012. From June 2004 until December 2007, he was the President of Mercasa. He was Deputy Chairman and Manager of Corporate Strategy of Panrico Donuts Group (1996–2004), General Manager of the Ministry of Tourism and Commerce (1993–1996), General Secretary of the Socialism Youth and Member of the Executive Council of PSOE (1984-1993). He also served the following posts: Director of the Tunnel of Cadí (2004-2006), Chairman of the Patronal Pan y Bollería Marca (COE) (2003-2004), Director of Mutua de Accidentes de Zaragoza (MAZ) (1998-2004), Director of the Panrico Group (1998-2004), Chairman of the Observatório de la Distribuicion Comercial del Ministerio de Comercio y Turismo (1994-1996), Member of the Economic and Social Board and its permanent Commission (1991-1993 and 1996-2000), and Director of Tabacalera S.A. (1993-1996). Mr. Mancho holds degrees in Information and Publicity and a degree in law studies from the Executive Management Program of IESE (Universidad de Navarra).

Ramiro Sánchez de Lerín Garcia-Ovies is 62 years old and a member of our Board of Directors and the General Secretary of the Board of Directors of Telefónica S.A. He is also member of the Executive Committee. He began his career at Arthur Andersen, working for its auditing department and later on for its fiscal department. In 1982, he became a Legal Consultant for the State Government (King Counsel – Abogado del Estado) and started to work for the local Fiscal Auditors in Madrid (Delegación de Hacienda de Madrid). He was designated to the State Secretariat for European Communications and, later on, to the Ministry of Foreign Affairs. In the private sector, from 1988 on, Mr. Lerín was the General Secretary and the Secretary of the Board of Directors of the listed Companies Elosúa, S.A.; Tabacalera, S.A.; Altadis, S.A. and Xfera Móviles, S.A. He also worked as a professor in the Catholic Institute of Company Administration and Management (Instituto Católico de Administración y Dirección de Empresas – ICADE) and in the Public Treasury Institute of Company and School (Instituto de Empresa and Escuela de Hacienta Pública). He is a member of the Fundación Centro Nacional del Vidrio and Fundación Padre Arrupe. After working as CEO of Tabacalera together with Mr. César Alierta, in 2003 he joined the Telefónica Group as its General Counsel and Executive Member of the Executive Committee.

Sonia Julia Sulzbeck Villalobos is 53 years old and a member of the Board of Directors and of the Service Quality and Marketing Committee of Telefônica Brasil S.A. She is also a standing member of the Board of Directors of Cia. Distribuidora de Gás do Rio de Janeiro – CEG and alternate member of the Board of Directors of Usiminas. As volunteer work, she participates in the Board of Director of CFA Society Brasil, a non-profit association that gathers around 800 professionals that have a CFA certification (Chartered Financial Analyst) in the country. She is founding partner of Villalobos Consultoria Ltda. since 2009. From 2005 to 2009, she was Manager of Fundos de America Latina, in Chile, managing mutual and institutional funds of Larrain Vial AGF. From 1996 to 2002, she was responsible for Private Equity investments in Brazil, Argentina and Chile for the company Bassini, Playfair & Associates, LLC. As of 1989, Mrs. Villalobos was Head of Research of Banco Garantia. She holds a degree in Public Administration from EAESP/FGV, from 1984, and became a master in Finance, from the same institution, in 2004. She was the first to receive the CFA certification in Latin America, in 1994.

Luis Francisco Javier Bastida Ibargüen is 71 years old and is a member of our Board of Directors, President of our Control and Audit Committee and member of our Nominations, Compensation and Corporate Governance Committee. Since 2002, he has acted as an independent consultant. During 2000 and 2001, he worked in Banco Bilbao Vizcaya Argentaria, where he was a member of the Steering Committee and head of the Global Asset Management Division. Mr. Bastida began working at Banco Bilbao Vizcaya Argentaria in 1988. From 1994 to 2000, he was Chief Financial Officer (CFO), reporting directly to the Chairman. From 1976 to 1987, he worked at Banco Bilbao, where he had different responsibilities, mainly in areas related to finance. From 1970 to 1976, he worked for General Electric in New York and Spain. At General Electric, he was a member of the Finance Management Program and the International Finance Program and worked in various capacities in the Finance and Strategic Planning Functions. He holds degrees in Business Sciences at the E.S.T.E. University in San Sebastián–Spain and holds an MBA from Columbia University in New York.

Luiz Fernando Furlan is 70 years old and is a member of the Boards of Directors of Telefônica Brasil S.A. (Brasil), Telefónica S.A. (Spain), BRF S.A. (Brasil), AGCO Corporation (USA). He is member of the Conselho Superior de Gestão em Saúde Pública of the State of São Paulo (Brazil) and Chairman of the Board of LIDE – Grupo de Líderes Empresariais (Brasil). Previously, he was Chairman of the Board of Directors at Sadia S.A., from 1993 to 2002 and from 2008 to 2009, company within which he held numerous executive positions from 1976 to 1993. He was Co-Chairman of the board of BRF Brasil Foods S.A. from 2009 to 2010, as well as a member of the board of Amil Participações S.A. from 2008 to 2013, as well as a member of the Advisory Board of Panasonic (Japan). He served as Minister of State at the Ministério de Desenvolvimento, Indústria e Comércio Exterior of Brazil from 2003 to 2007. He has been the Chairman of the Board of Directors of Fundação Amazonas Sustentável “FAS” (Brazil) from 2008 to 2015, institution within which he has become an honorary member. He was also a commissioner member of Global Ocean Commission (USA) – 2013 to 2015. He holds a degree in Chemical Engineering from FEI (University of Industrial Engineering) and in Business Administration from University of Santana – São Paulo, with extension and specialization courses in Brazil and abroad.

Narcís Serra Serra is 73 years old and is as a member of our Board of Directors and of our Control and Audit Committee. He is the Vice President of Telefónica Chile S.A. From 1991 to 1995, he was Vice President of the Spanish Government, and from 1982 to 1991, served as Minister of Defense. From 1979 to 1982, he was the Mayor of Barcelona. Mr. Serra holds a doctorate in economics from the Universidad Autónoma de Barcelona and is President of Barcelona Institute for International Studies (IBEI).

José María Del Rey Osorio is 65 years old and serves as a member of our Board of Directors and of our Strategy Committee. He holds a degree in Economy and Business Administration from the Universisad Autónoma de Madrid. Since joining the Telefônica Group in 1983, he has acquired significant experience with the group, occupying, among other roles, the positions of General Manager of Strategic Planning of Telefónica Internacional S.A., from 2001 to 2004; Vice-President of Strategy and Regulation of Telecomunicações de São Paulo S.A. – TELESP, from 1999 to 2001; and Manager of Economic Analysis of Telefónica S.A., from 1988 to 1998. Mr. Osorio acted as member of the Board of Directors of COSESA, ST-HILO, from 1990 to 1996, of Telefónica Investigación y Desarrollo S.A., from 2003 to 2005, and from Telefônica del Perú, from 2005 to 2012, among other companies. Before joining the Telefônica Group, he worked at Servicios de Estudios Económicos de EDES E INITEC, in the National Institute of Industry’s (INI) companies and in the management and planning of the INI’s corporation.

Roberto Oliveira de Lima is 65 years old and serves as a member of our Board of Directors and a member of the Service Quality and Marketing Committee. His career includes positions in the areas of information technology, finance and general administration in companies such as Saint Gobain, Rhodia and Accor. From 1999 to 2005, he was Chairman of the Board of Directors of the Credicard Group and CEO of the Banco Credicard. From 2005 to 2011, he was the Chief Executive Officer of Vivo Participações S.A. and Vivo S.A. Since then he has served on the boards of companies such as Edenred, located in Paris - France, Naspers Holdings in South Africa and Grupo Pão de Açúcar, Rodobens and Natura Brazil. From January to August 2014, he became Chairman of the Publicis Group Worldwide in Brazil. From September 2014 to October 2016 he was the Chief Executive Officer of Natura Cosméticos S.A. He holds a degree in Public Administration and a MBA from Fundação Getúlio Vargas, Brazil. He also holds a master’s degree in Finance and Strategic Planning from the Institute Superieur des Affaires, Jouy en Josas, France.

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

The following are the current members of the Board of Executive Officers, their respective positions and the date of their appointment.

Name	Position	Date of Appointment
Eduardo Navarro de Carvalho	Chief Executive Officer	November 16, 2016
Breno Rodrigo Pacheco de Oliveira	General Secretary and Legal Officer	June 10, 2016
David Melcon Sanchez-Friera	Chief Financial and Investor Relations Officer	June 10, 2016

Set forth below are brief biographies of our executive officers:

Breno Rodrigo Pacheco de Oliveira is 41 years old and serves as General Secretary and Legal Officer of Telefônica Brasil S.A., Innoweb Ltda., POP Internet Ltda. and Telefônica Data S.A. He is also Corporate Secretary of our Board of Directors, member and Chairman of the Deliberative Council of Visão Prev Sociedade de Previdência Complementar and Officer of SP Telecomunicações Participações Ltda. Mr. Oliveira is also Corporate Secretary and member of the Board of Directors of Telefônica Factoring do Brasil Ltda., Corporate Secretary and member of the Board of Directors of Telefônica Corretora de Seguros Ltda., Chairman and member of the Board of Directors of Companhia ACT de Participações and Companhia AIX de Participações and member of the Board of Directors of Tectotal Tecnologia sem Complicações S.A. He was General Secretary and Legal Officer of Global Village Telecom S.A. and GVT Participações S.A., until April 1, 2016, when these companies were merged into Telefônica Brasil S.A. He was also Officer of the following merged companies: Vivo S.A., A.Telecom S.A., Telefônica Sistema de Televisão S.A., Ajato Telecomunicação Ltda., Lemontree Participações S.A., TVA Sul Paraná S.A., GTR-T Participações e Empreendimentos S.A. and Comercial Cabo TV São Paulo S.A. until July 1, 2013, when these companies were merged into us. He was also General Secretary and Legal Officer from February 3, 2011 to October 3, 2011 of Vivo Participações S.A. (when it was merged into the company) and of Vivo S.A. from April 2005 to February 2011. He holds a law degree from Universidade do Vale do Rio dos Sinos – UNISINOS, Brazil.

David Melcon Sanchez Friera is 46 years old and Chief Financial and Investor Relations Officer of Telefonica Brasil since April 8, 2016. He is also Financial Officer of Innoweb Ltda., POP Internet Ltda. and Telefônica Data S.A., Officer of SP Telecomunicações Participações Ltda. and Vice Chairman of Telefonica Corretora de Seguros Ltda.  Mr. Melcon has more than 20 years of experience as Financial Officer in the Telecommunications industry in Latin America and European countries. He was the Transformation Officer of the Telefonica Group from 2015 to 2016. From 2012 to 2014 he was Vice Chairman of the Board of Directors and Chief Financial Officer of Telefonica Czech Republic; from 2007 to 2012 he held the position of Financial and Control Officer of the Telefonica Group in Europe and worked as Executive of the Financial Department of Telefonica Latinoamerica and of the Telefonica Móviles Group from 2005 to 2007. Before that, he held senior roles at Telefonica S.A. from 2001 to 2005, and began his career working at Arthur Andersen from 1996 to 2001. Mr. Melcon was also Chairman of the Supervisory Board of Telefonica Slovakia from 2013 to 2014 and, in the same period, he was a member of the Board of Directors of Tesco Mobile Czech Republic. From 2010 to 2011, he was a member of the Supervisory Board of Hansenet, in Germany and member of the Board of Directors of Telfin Ireland from 2010 to 2012. Mr. Melcon holds a degree in Economic and Business Administration from the University of Zaragoza (Spain), and a Master in Audit and Business Analysis from the University Complutense – Madrid (Spain).

For the biography of Eduardo Navarro de Carvalho, see “—C. Board Practices—Board of Directors.”

There is no family relationship between any of the executive officers named above. There is no arrangement or understanding with major shareholders, customers, suppliers or others, pursuant to which any executive officer referred to above was selected as such.

B.	Compensation

For the year ended December 31, 2016, the aggregate amount of compensation paid to all our directors and executive officers was approximately R$109.3 million, of which R$39.8 million corresponded to salaries and R$69.5 million corresponded to bonuses.

For the year ended December 31, 2016, our directors and officers did not receive any pension, retirement or similar benefits. For a description of our pension plan, see “—D. Employees—Pension Plans.”

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

Our Board of Directors is responsible, among other things, for:

•	establishing our general business policies;

•	electing and removing, at any time, the members of our Board of Executive Officers, and establishing their responsibilities with due regard for legal and statutory provisions;

•	supervising our management and examining, at any time, our corporate records, and requesting information regarding the execution or the process of execution of any agreements and other acts;

•	calling General Shareholders Meetings;

•	approving the financial statements, management reports, proposals for allocation of the company’s results and the submission of such documents to the General Shareholders Meeting;

•	appointing and deposing external auditors, as well as the responsible for wholesale operations;

•	determining the distribution of interim dividends;

•	determining the payment of interest on equity “ad referendum” of the General Shareholders Meeting;

•	authorizing the purchase of our shares to be cancelled or kept in treasury;

•	appointing and removing the person responsible for internal auditing;

•	approving the budget and annual business plan;

•	deliberating on the issuance of new shares by increasing the corporate capital within the limits authorized by the bylaws;

•	approving the issuance of commercial paper and depositary receipts;

•	authorizing the disposal of assets directly related to public telecommunications services;

•	approving agreements, investments and obligations in an amount greater than R$250 million that have not been contemplated in the budget;

•	approving employment and compensation plans, incentive policies and professional development, regulation and staffing of the company, and the terms and conditions of collective bargaining agreements to be executed with unions representing various categories of the company’s employees and adhesion or disassociation from pension plans, all with respect to employees of the company; the Board of Directors can, at its own discretion, assign to the company’s Board of Executive Officers limits to deliberate on these matters;

•	authorizing the acquisition of interest in other companies on a definitive basis and the encumbrance and creation of lien on or sale of an equity interest;

•	authorizing the offering of ordinary nonconvertible unsecured debentures;

•	approving the organizational structure of the company; the Board of Directors can assign to the officers of the Board of Executive Officers limits to the exercise of such powers, subject to legal and bylaws provisions;

•	approving and modifying the internal regulations of the Board of Directors;

•	deliberating as to the issuance of warrants;

•	deliberating, by delegation of the General Shareholders Meeting, about the following aspects related to the company’s issuance of debentures: (i) opportunity to issue, (ii) time and conditions of expiration, amortization or redemption, (iii) time and conditions of the payment of interest, of the participation in the profits and of the premium of repayment, if any, (iv) method of subscription or placement, and (v) the type of debentures;

•	approving the establishment of technical and advisory committees for advice on matters of interest to the company, to elect members of such committees and approve the committees, internal regulations, which shall contain specific rules concerning their organization, functions, powers, and compensation of members;

•	authorizing the sale of property, the creation of in rem guarantees and the provision of guarantees on behalf of third parties, and setting limits on the practice of such acts by the officers;

•	establishing, as an internal regulation, the limits for the officers to authorize the disposition or encumbrance of permanent assets, including those related to public telecommunications services which are disabled or inoperable;

•	approving the company’s participation in consortia in general, and the terms of such participation; the Board of Directors may delegate such powers to the officers and establish limits, as it seeks to develop activities in line with the company’s purpose;

•	setting the limits for the officers to authorize the practice of reasonable gratuitous acts for the benefit of employees or the community of which the company is a part of, including the donation of unserviceable assets to the company; and

•	approving the creation and dissolution of subsidiaries of the company, in Brazil or abroad.

One of the members of our Board of Directors was elected by the preferred shareholders in a separate voting process and the others were elected by the holders of common shares.

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

One member of the Fiscal Board and his or her alternate must be elected by holders of preferred shares in a separate voting process. The following are the current members of the Fiscal Board:

Members	Alternates	Date Appointed
Flavio Stamm	Gilberto Lerio	April 28, 2016
Cremênio Medola Netto	Juarez Rosa da Silva	April 28, 2016
Charles Edwards Allen	Stael Prata Silva Filho	April 28, 2016

Committees

Brazilian Corporate Law does not require a corporation to maintain committees responsible for ethics, corporate governance or compensation. Nevertheless, our Board of Directors has created the following committees:

•	Control and Audit Committee;

•	Nominations, Compensation and Corporate Governance Committee; and

•	Service Quality and Marketing Committee; and

•	Strategy Committee.

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

According to its charter, the Control and Audit Committee shall meet four (4) times per year (once every three (3) months) and report its conclusions to the Board of Directors. Our Control and Audit Committee and our statutory Fiscal Board may have some similar attributes.

The Control and Audit Committee, among other responsibilities that may be required by the Board of Directors, is charged with informing and providing recommendations to the Board of Directors regarding the following:

•	the appointment of the independent auditors, the terms and conditions of their contracts and, if necessary, their termination and renewal;

•	the analysis of the company’s accounts, compliance with certain legal requirements and the adoption of generally accepted accounting principles;

•	the results of each internal and independent audit and management’s response to the auditor’s recommendations;

•	the quality and integrity of the company’s internal control systems;

•	the performance of the independent auditors, requesting that their opinions on the company’s annual reports and the contents of the main audit reports be clear and precise; and

•	any communications with the internal auditors about any significant deficiencies in our control systems and identified financial conditions.

The following are the current members of the Control and Audit Committee:

Members	Date Appointed
Luis Francisco Javier Bastida Ibargüen	June 10, 2016
Antonio Gonçalves de Oliveira	June 10, 2016
Narcís Serra Serra	June 10, 2016

Nominations, Compensation and Corporate Governance Committee

Our Nominations, Compensation and Corporate Governance Committee was established in November 1998, and was restructured in October 2004, and consists of three (3) to five (5) directors appointed by the Board of Directors to serve for the duration of their respective terms as members of the Board of Directors. The Committee meets from time to time, depending on the availability of its members and when called by its chair. The Nominations, Compensation and Corporate Governance Committee, among other responsibilities that may be required by the Board of Directors, is charged with informing and providing recommendations to the Board of Directors regarding the following:

•	the appointment of executive officers for our company and our subsidiaries;

•	the parameters on compensation for our executive officers and administrators;

•	the terms and conditions of executive officers’ employment agreements;

•	the review of the Board’s compensation plan and any amendments;

•	the incentive plans related to compensation;

•	the compensation policy for directors and executive officers of the company; and

•	the annual corporate governance report.

The following individuals are the current members of the Nominations, Compensation and Corporate Governance Committee:

Members	Date Appointed
Luis Francisco Javier Bastida Ibargüen	June 10, 2016
Eduardo Navarro de Carvalho	November 16, 2016
Francisco Javier de Paz Mancho	June 10, 2016

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

Members	Date Appointed
Antonio Carlos Valente da Silva	June 10, 2016
Sonia Julia Sulzbeck Villalobos	June 10, 2016
Roberto Oliveira de Lima	June 10, 2016

Strategy Committee

The Strategy Committee was created on October 7, 2016 and provides assistance to our Board of Directors. The Strategy Committee consists of at least three (3), and at most five (5), members of our Board of Directors selected periodically to serve for the duration of their respective terms as members of the Board of Directors. The Strategy Committee meets from time to time, depending on the availability of its members and when called by its chair. The Strategy Committee is responsible for reviewing and monitoring the Company and the group’s strategy policy in Brazil.

Members	Date Appointed
Ángel Vila Boix	October 7, 2016
José María Del Rey Osorio	January 4, 2017
Luiz Fernando Furlan	October 7, 2016

D.	Employees

As of December 31, 2016, we had 33,331 employees. We have full-time and part-time employees. Our part-time employees work primarily at our stores and call centers. Our employees are divided into the following categories: 36.8% in production and operations; 35.9% in sales; 19.6%in customer care; and 7.7% in support.

As of December 31, 2015, we had 33,847 employees. We have full-time and part-time employees. Our part-time employees work primarily at our stores and call centers. Our employees are divided into the following categories: 38.0% in production and operations; 34.5% in sales; 19.7%in customer care; and 7.8% in support.

As of December 31, 2014, we had 18,419 employees. We have full-time and part-time employees. Our part-time employees work primarily at our stores and call centers. Our employees are divided into the following categories: 26.33% in production and operations; 60.0% in sales; 4.1%in customer care; and 9.6% in support.

Approximately 9.2% of our employees are union members. These unions have state representation, so we have employees represented by the unions of all 26 states plus the Federal District. In turn, 19 of these unions are associated with the National Federation of Telecommunications Workers (Fenattel) and other 8 unions are associated with the Interstate Federation of Workers and Researchers in Telecommunications (Fitratelp). Besides these 27 unions, we have employees represented by São Paulo Engineers’ Union.

Our collective bargaining agreement for these employees was renewed for 100% of our employees on September 1, 2016 and will expire on August 31, 2017 for economic clauses and on August 31, 2018 for social clauses.

Our management considers relations with our work force to be very good. We have never experienced a work stoppage for a significant period or that had a material effect on our operations.

Pension Plans

Before December 1999, the SISTEL plan (managed by the Fundação Sistel de Seguridade Social), was a defined benefit plan that supplemented government-provided retirement benefits, was adopted for all the employees of the former Telebrás System and we were contingently liable for all of the unfunded obligations of the plan.

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

In 2005, we created a closed social security entity called Visão Prev Sociedade de Previdência Complementar to manage the pension plans of the Telefónica group in Brazil. From 2005 to 2010, management of all plans was transferred from Fundação Sistel to Visão Prev, except for PBS-A Plan, which continues to be managed by Fundação Sistel.

In 2011, the Visão Telesp, Visão Telefônica Empresas, Visão Assist and Visão ATelecom plans were consolidated into the Visão Telefônica plan. Following the acquisition of the Tevecap S.A., or TVA, we became sponsors of Abrilprev Plan, a defined contribution plan for employees of these companies.

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

In July 2014, a spin-off of the Abrilprev plan covering employees of the TVA companies was approved and its management transferred to Visão Prev. This plan is now called Visão TVA.

In September 2015, the merger of the plans CelPrev Telemig, Visão Celular CRT, Visão Telebahia Celular, Visão Telergipe Celular, Visão Telerj Celular, Visão Telest Celular, TCP Prev by the plan Visão Telefônica was approved. Also in September 2015 the merger of the plan Visão TVA by the plan Visão Multi was approved.

In May 2015, the company also became a sponsor of private pension plans of the open entity Brasilprev, that were offered to the employees of the GVT Group companies.

Between January and March 2016, the process of migration of the 259 participants of the Brasilprev plan to the Visão Multi plan was carried out.

In 2016, we sought to improve efficiency in the management of private pension plans, aligning the main market practices, and standardizing the benefit through actions of: (i) implementing the collection in July of administrative fees from the participants for the maintenance of the Visão Multi plan; (ii) reversion of 100% of the value of the leftover fund to the company (50% were reverted until 2015, the other part being allocated to the participants); (iii) incorporation of plans managed by Visão Prev.

In March 2016, the process of incorporating the PBS Telemig plan to the Telefónica BD plan was approved.

In November 2016, the incorporation of the Visão Terra plan to the Visão Multi plan was approved.

In December 2016, the incorporations of the Visão TGestiona and Vivo Prev plans to the Visão Telefônica Plan were approved, and will be completed in the first quarter of 2017.

Considering the total workforce, 26.2% of our employees are participants of our private retirement plans.

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

The 2012-2015 cycle ended in June 2015 and, after reaching the TSR, 68 executives of the Company were entitled to receive 258,552 shares of Telefónica S.A..

The 2013-2016 cycle ended in June 2016 and the distribution of shares did not occur, given that the minimum TRS set forth in the program was not achieved.

In 2014, Telefônica approved the extension of this program for three cycles, each lasting three years, beginning on October 1, 2014 and ending on September 30, 2017. The number of shares is communicated early in the cycle, and after the period of three years from the grant date, the shares are transferred to the participant if the specified TRS is reached.

The next distributions of shares are scheduled as follows:

•	Cycle 2014-2017: scheduled to occur in September 2017, with 66 executives (including three executives appointed pursuant to the bylaws) of Telefônica Brasil having the potential right to receive 365,215 shares of Telefónica S.A. (including initial shares and co-investing), which, as of December 31, 2016, accrued R$6.3 million.

•	Cycle 2015-2018: scheduled to occur in September 2018, with 106 executives (including three executives appointed pursuant to the bylaws) of Telefônica Brasil having the potential right to receive 581,899 shares of Telefónica S.A. (including initial shares and co-investing), which, as of December 31, 2016, accrued R$5.3 million.

2)	Global Employee Share Plan (“GESP”)

The program is only available to certain director-level executives, not including members of the Boards of Directors and Fiscal Board.

Telefónica's Annual Shareholders' Meeting, held on May 30, 2014, approved an incentive plan for the acquisition of Telefónica’s shares by the Telefónica Group employees at an international level, including employees of the Company and its subsidiaries. Through this plan, the possibility of acquiring shares of Telefónica is offered, with a certain number of shares being delivered to participants whenever certain requirements are met.

The total planned duration of the plan was 2 years. The employees enrolled in the plan were able to acquire shares of Telefónica through monthly contributions of 25 to 150 euros (or equivalent in local currency), with a maximum value of 1,800 euros over a period of 12 months (period of purchase).

The delivery of shares will occur after the vesting of rights pursuant to the plan, as from July 31, 2017, and is conditioned on: (i) continued employment with the company during the two-year duration of the program (the rights vesting period), subject to certain special conditions relating to casualties; and (ii) the exact number of shares to be delivered at the end of the vesting period depends on the number of shares acquired and held by employees. Thus, the employees enrolled in the plan who remained in the Telefónica Group and held the shares acquired for an additional period of twelve months after the end of the purchase period are entitled to receive a free share for each share they have acquired and held until the end of the vesting period.

3)	Talent for the Future Share Plan (“TFSP”)

The Annual General Shareholders’ Meeting of Telefónica held in 2014 approved a long-term program to reward the commitment, outstanding performance and high potential of its executives globally with the allocation of shares of Telefónica.

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

The delivery of shares is conditional upon: (i) maintain an active working relationship in the Telefónica Group at the date of the cycle’s consolidation; and (ii) the achievement of results which represent the fulfillment of the objectives set for the plan. The level of success is based on the comparison of the evolution of shareholder remuneration considering price and dividends (Total Shareholder Return - TSR) of Telefónica share, vis-à-vis the evolution of TSRs corresponding to a number of companies quoted in the telecommunications industry, which correspond to the Comparison Group. The maximum number of shares allocated in the first open cycle on December 31, 2016 is as follows:

•	Cycle 2014-2017: scheduled to occur in September 2017, with 61 executives of Telefônica Brasil having the potential right to receive 58,000 initial shares of Telefónica S.A., which, as of December 31, 2016, accrued R$1.0 million.

•	Cycle 2015-2018: scheduled to occur in September 2018, with 123 executives of Telefônica Brasil having the potential right to receive 90,000 initial shares of Telefónica S.A., which, as of December 31, 2016, accrued R$828 thousand.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

In accordance with our bylaws, we have two classes of capital stock authorized and outstanding: common shares (ações ordinárias) and preferred shares (ações preferenciais). Our common shares have full voting rights. Our preferred shares have voting rights only under limited circumstances.

On October 31, 2016, Telefônica Brasil received a correspondence from the shareholder Telefónica Latinoamérica Holding, S.L. stating that Telefónica Internacional, S.A. transferred to them their entire stake in the Company, or 24.09% of the Company's capital, represented by 46,746,635 common shares (8.18% of such class) and 360,532,578 preferred shares (32.22% of such class). The transfer of shareholding was held due to a universal succession under an internal reorganization in the Telefónica Group, through which Telefónica Internacional, S.A. was merged into Telefónica Latinoamérica Holding, S.L.

As a result, on December 31, 2016, Telefónica S.A. owned 34.67% of our common shares, Telefónica Latinoamérica Holding, S.L. owned 8.18% of our common shares and SP Telecomunicações owned 51.46% of our common shares. Since Telefónica Latinoamérica Holding, S.L. is a wholly owned subsidiary of Telefónica and owns 60.60% of the equity share capital of SP Telecomunicações, Telefónica has effective control over 94.47% of our outstanding common shares. Accordingly, Telefónica has the ability to control the election of our Board of Directors and to determine the direction of our strategic and corporate policies. None of Telefónica, Telefónica Latinoamérica Holding, S.L. or SP Telecomunicações has any special voting rights beyond those ordinarily accompanying the ownership of our common and preferred shares.

Telefónica S.A.’s shares are traded on various stock exchanges, including exchanges in Madrid, Barcelona, Bilbao, Valencia, London, New York, Lima and Buenos Aires.

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

The following tables set forth information relating to the ownership of common and preferred shares by Telefónica, SP Telecomunicações, Telefónica Latinoamérica Holding, S.L., any other shareholders known to us to beneficially own more than 5% of our common or preferred shares and our officers and directors, based on 571,644,217 common shares and 1,119,340,706 preferred shares outstanding as of December 31, 2016. We are not aware of any other shareholder that beneficially owns more than 5% of our common or preferred shares.

Shareholder’s Name	Number of common shares owned	Percentage of outstanding common shares
SP Telecomunicações	294,158,155	51.46%
Telefónica S.A.	198,207,608	34.67%
Telefónica Latinoamérica Holding, S.L.	46,746,635	8.18%
All directors and executive officers as a group	1,508	–

Shareholder’s Name	Number of preferred shares owned	Percentage of outstanding preferred shares
SP Telecomunicações	38,537,435	3.44%
Telefónica S.A.	305,122,195	27.26%
Telefónica Latinoamérica Holding, S.L.	360,532,578	32.22%
Artisan Partners Limited Partnership (1)	72,321,188	6.46%
All directors and executive officers as a group	21,848	–

(1)	The number of preferred shares beneficially owned is as of December 31, 2016, as reported in a Schedule 13G filed by Artisan Partners Limited Partnership, Artisan Investments GP LLC, Artisan Partners Holdings LP and Artisan Partners Asset Management Inc. on February 3, 2017. As set forth in the Schedule 13G, Artisan Partners Limited Partnership has shared power to vote 65,136,571 preferred shares and shared power to dispose of 72,321,188 preferred shares. As set forth in the Schedule 13G, Artisan Partners Limited Partnership does not have shared power to vote the remaining 7,184,617 preferred shares which Artisan Partners Limited Partnership has reported in its Schedule 13G that it beneficially owns. Securities reported on the Schedule 13G as being beneficially owned by Artisan Partners Limited Partnership are held by Artisan Partners Limited Partnership and/or one or more of its investment adviser subsidiaries on behalf of investment advisory clients, which may include investment companies registered under the Investment Company Act, employee benefit plans, pension funds or other institutional clients. The business address of Artisan Partners Limited Partnership reported on the Schedule 13G is 875 East Wisconsin Avenue, Suite 800, Milwaukee, WI 53202.

As of December 31, 2016, there were a total of 242 ADR holders of record and 186,139,798 ADRs outstanding, representing 186,139,798 preferred shares or 17% of outstanding preferred shares. Since some of these ADRs are held by nominees, the number of record holders may not be representative of the number of beneficial holders.

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

Telefónica S.A.

On January 2, 2008, we entered into a copyright licensing agreement, or Brand Fee agreement with Telefónica S.A., with respect to the brand “Telefonica.” The amounts in connection with these agreements totaled R$337 million in 2016, R$337 million in 2015 and R$327 million in 2014.

Telxius Cable Brasil Ltda (former Telefônica Internacional Wholesales Services Brasil Ltda.)

On June 3, 2002, we entered into a supply agreement for the IP Band with Telefônica Internacional Wholesales Services Brasil Ltda., with respect to the internet transit service, which is a connection dedicated to the transportation of internet traffic. The amounts in connection with these agreements totaled R$176 million in 2016, R$174 million in 2015 and R$147 million in 2014.

Some international roaming services are provided by companies in the Telefónica group.

Telefónica International Wholesale Services, S.L

On April 7, 2016, we entered into a supply agreement for the IP Band with Telefônica Internacional Wholesale Services S.L ., with respect to the internet transit service, which is a connection dedicated to the transportation of internet traffic. The amounts in connection with these agreements totaled R$49 million in 2016.

Telxius Torres Brasil Ltda.

On March 31, 2016, we entered into a supply agreement for the use of infrastructure owned by Telxius Torres Brasil Ltda by the Company. The amounts in connection with said agreement totaled R$71 million in 2016.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See Note 19 of our Consolidated Financial Statements.

Legal Proceedings

We are party to legal proceedings incidental to the normal course of our business. The main categories of such proceedings include:

•	administrative and judicial litigation with Instituto Nacional da Seguridade Social, the National Institute of Social Security, or INSS;

•	administrative and judicial proceedings relating to tax payments;

•	lawsuits brought by employees, former employees and trade unions relating to non-compliance with the labor legislation;

•	civil judicial proceedings regarding consumer rights; and

•	other civil suits, including litigation arising out of the breakup of Telebrás and events preceding the breakup.

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

Tax Matters — Probable Loss

Federal Taxes

On December 31, 2016, the company was party to federal administrative and judicial proceedings relating to (i) claims resulting from the non-ratification of compensation and refund requests, formulated by the company; (ii) social contributions relating to an alleged failure to pay 11% on the value of invoices, billing and receipts from service providers hired for the transfer of labor; (iii) CIDE (Contribution for Intervention in the Economic Domain) levied on the remittance of funds abroad relating to technical services, administrative assistance and to services of similar nature, as well as royalties; (iv) fixed: non-inclusion of interconnection and EILD expenses in the FUST and FUNTTEL base and wireless: non-inclusion of revenues from interconnection in the FUST and FUNTTEL tax base; (v) contribution to Empresa Brasileira de Comunicação, created by Law No. 11,652/08; (vi) TFI/TFF on mobile stations; (vii) IRRF on interest on shareholder’s equity; (viii) Public Price for Numbering Resources Management (PPNUM) by ANATEL instituted by Resolution No. 451/06; (ix) Social Investment Fund (Finsocial) offset amounts; (x) failure to pay withholding social contribution levied on services rendered, remuneration, salaries and other salary bases; (xi) COFINS – Requirement resulting from non-inclusion of financial income into the tax base; and (xii) additional charges to the PIS and COFINS tax base, as well as additional charges to COFINS required by Law No. 9718/98.

In the opinion of management, the chances of loss in the foregoing federal administrative and judicial proceedings is probable. On December 31, 2016, total consolidated provisions for these federal administrative and judicial proceedings amounted to R$2,872.6 million.

State and Municipal Taxes

State Taxes

On December 2016, the company was party to administrative and judicial proceedings in progress referring to (i) ICMS not levied on telecommunication services; (ii) disallowance of ICMS tax incentives for cultural projects; (iii) environmental administrative fine; (iv) disallowance of ICMS credits referring to Covenant 39; (v) co-billing; (vi) fixed asset ICMS tax credit reversal; and (vii) ICMS tax on internet (data) infrastructure lease payments. On December 31, 2016, total consolidated provisions for these state level administrative and judicial proceedings amounted to R$226.6 million.

Municipal Taxes

On December 31, 2016, the company was party to tax claims at a municipal level, both in the administrative and judicial sphere which, based on the opinion of our legal advisors, are classified as a probable loss, related to (i) real estate property tax (Imposto Predial Territorial e Urbano - IPTU); (ii) Service tax on leases of movable assets for supplementary or intermediate activities; (iii) Audit, control and surveillance tariff (taxa de vigilância, controle e fiscalização - TVCF); and (iv) Service tax retention on fixed duration service contracts. On December 31, 2016, total consolidated provisions for these municipal level proceedings amounted to R$30.5 million.

Tax Matters — Possible Loss

The following tax proceedings were pending as of December 31, 2016, and, in the opinion of our management and our legal advisors, the chance of loss in these cases is “possible.”

Federal Taxes

On December 31, 2016, the company was party to various federal administrative and judicial proceedings, which are waiting to be tried at various court levels. On December 31, 2016, the total consolidated amount was R$6,169.8 million.

Key proceedings refer to: (i) Non-compliance manifestations due to the ratification of compensation requests made by the company; (ii) Income Tax on foreign currency remittances for the payment of technical and administrative services, as well as on royalties; (iii) social security contribution (INSS) on compensation payment for salary devaluation arising from losses caused by “Plano Verão” (Summer Plan) and “Plano Bresser” (Bresser Plan), SAT (Work Accident Insurance), Social Security and payables to third parties (INCRA and SEBRAE), supply of meals to employees, 11% retention (labor assignment); (iv) PIS levied on roaming; (v) CPMF levied on operations resulting from the technical cooperation agreement with the National Treasury Department (STN) (offsetting through the Integrated System of Federal Government Financial Administration - SIAFI) and on foreign-exchange contracts required by the Central Bank; (vi) IRPJ and CSLL related to deductions on revenues from reversal of provisions; (vii) Income tax and social contribution – disallowance of costs and miscellaneous expenses not substantiated; (viii) deductions of COFINS from loss in swap transactions; (ix) PIS / COFINS accrual basis versus cash basis; (x) IRPJ payable in connection with allocation of excess funds to Northeast Investment Fund (FINOR), Amazon Region Investment Fund (FINAM) or Economic Recovery Fund of the State of Espírito Santo (FUNRES); (xi) IRPJ on derivative operations; (xii) IRPJ and CSLL – disallowance of expenses related to the goodwill paid in the acquisition of Celular CRT S.A., goodwill arising from the privatization process, Vivo’s corporate restructuring and goodwill from the mergers of Navytree and TDBH; (xiii) goodwill on the acquisition of GVT Holding by Vivendi and Vivo by Telefônica; (xiv) ex-tariff, abrogation of the benefit from the CAMEX Resolution No. 6, increase in the import tariff from 4% to 28%; (xv) industrialization tax (IPI) on the dispatch from company premises of “Fixed access unit” equipment to clients on a lending agreement; (xvi) PIS and COFINS on value added services; (xvii) INSS on stock options, payment requirement for social security contributions on amounts paid by group companies to employees on behalf of the share purchasing plan; (xviii) financial operations tax (Imposto sobre operações financeiras - IOF), payment requirements for intercompany and credit operations; and (xix) contribution to Empresa Brasileira de Comunicação, created by Law No. 11,652/08.

In the opinion of management, the chances of loss in these proceedings are possible, but not probable and, consequently, we have not made any provisions in connection with these proceedings.

State Taxes

On December 31, 2016, the company was a party to various state administrative and judicial proceedings, which are ongoing in various court levels. On December 31, 2016, the total consolidated amount was R$15,389.8 million.

Key proceedings refer to: (i) provision of facility, utility and convenience services and rental of the “Speedy” service modem; (ii) international calls (DDI); (iii) undue credit related to the acquisition of items intended to property, plant and equipment (fixed assets); (iv) lack of proportionate credit reversal referring to the acquisition of property, plant and equipment items (fixed assets); (v) service provided outside São Paulo state with ICMS paid to São Paulo State; (vi) co-billing, (vii) tax substitution with a fictitious tax base (tax guideline); (viii) use of credits related to acquisition of electric power; (ix) secondary activities, value added and supplementary services; (x) tax credits related to opposition/challenges referring to telecommunications services not provided or mistakenly charged (ICMS CONFAZ Covenant 39/01); (xi) shipment of goods with prices lower than acquisition prices (unconditional discounts); (xii) deferred charge of ICMS - Interconnection (DETRAF – Traffic and Service Provision Document); (xiii) credits derived from tax benefits granted by other states; (xiv) disallowance of tax incentives related to cultural projects; (xv) transfers of assets among business units owned by the company; (xvi) communications service tax credits used in provision of services of the same nature; (xvii) card donation for prepaid service activation; (xviii) reversal of credit from return and free lease in connection with assignment of networks (used by the company itself and exemption from public bodies); (xix) DETRAF (CDR), (xx) ICMS on own consumption; (xxi) ICMS on exemption of public bodies; (xxii) issue of invoices with negative ICMS amounts; (xxiii) restructuring of ledger without prior authorization by the National Treasury Department (STN); (xxiv) ICMS on monthly subscription; and (xxv) ICMS on unmeasured services.

In the opinion of our management, the chances of loss in the foregoing state administrative and judicial proceedings are possible, but not probable and, consequently, we have not made any provisions in connection with these proceedings.

Municipal Taxes

On December 31, 2016, the company was party to various administrative and judicial proceedings at the municipal level, which are ongoing in various court levels. On December 31, 2016, the total consolidated amount was R$853.2 million.

Key proceedings refer to: (i) ISS (Imposto sobre serviços) – secondary activities, value added and supplementary services; (ii) withholding ISS; (iii) real estate property tax (Imposto Predial Territorial e Urbano - IPTU); (iv) Land Use Fee; (v) municipal fees; (vi) tariff for Use of Mobile Network (TUM), infrastructure lease; (vii) advertising services; (viii) services provided by third parties; (ix) business management consulting services provided by Telefonica Internacional (TISA); (x) ISS levied on caller ID services and on cell phone activation; and (xi) service tax on continuous services contracts, provisions, reversals and cancelled invoices.

In the opinion of our management, the chance of loss in the foregoing state administrative and judicial proceedings is possible but not probable and, consequently, we have not made any provisions in connection with these proceedings.

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

On December 31, 2016, the total aggregate amount under dispute was R$4,089.1 million.

In the opinion of our management and its legal advisors, the chances of loss in the foregoing proceedings are possible, but not probable and, consequently, we have not made any provisions in connection with these proceedings.

FUNTTEL – Fund for the Technological Development of Telecommunications

On December 31, 2016, the company was party to administrative and judicial proceedings, which are waiting to be tried at the lower administrative court and the court of appeals.

Such proceedings concern the collection of contributions to FUNTTEL on other revenues (not related to telecom services), as well as on income and expenses transferred to other operators (interconnection).

On December 31, 2016, the total aggregate amount under dispute was R$1,190.6 million. In the opinion of our management and its legal advisors, the chances of loss in the foregoing proceeding are possible, but not probable and, consequently, we have not made any provisions in connection with this proceeding.

FISTEL – Telecommunications Supervision Fund

Due extension of the effective license period to use telephone switches in connection with use of landline phone carriers and extension of the right to use radiofrequency in connection with wireless service (wireless carriers), ANATEL charges the Installation Inspection Fee, TFI.

This collection is based on ANATEL’s understanding that such extension would represent a taxable event for TFI. We understand that such collection is unjustified, and separately challenged the aforesaid fee in court. On December 31, 2016, total consolidated amount was R$2,352.0 million, without the respective deposit in full.

In the opinion of our management, the chance of loss in the foregoing proceeding is possible but not probable and, consequently, we have not made any provisions in connection with this proceeding.

PPNUM – Price Relative to the Public Administration of Numbering Resources

Our former subsidiary Vivo, along with other wireless carriers in Brazil, are challenging in court the tariff charged by ANATEL for use by such carriers of the numbering resources managed by the agency. When charged by ANATEL, Vivo made a judicial deposit referring to the amounts payable. On April 23, 2009, the carriers received a favorable sentence and the lawsuit is currently waiting to be tried at the court of appeals. On December 31, 2016, the total aggregate amount under dispute was R$6.0 million.

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

Civil Claims

There are several civil claims against us. We have recorded R$1.0 billion in provisions for these proceedings where the risks are deemed probable, including the civil proceedings described below:

•	Expansion Plan–PEX. We are defendants in proceedings related to the possible right of individuals who purchased our shares in connection with our network expansion plan after 1996, to receive additional shares from us. These claims are in various levels of the court system. The chance of loss in such proceedings is classified on a case-by-case basis according to the facts presented in each proceeding. For the proceedings in which the chance of loss was classified as “probable,” we recorded a provision of R$256.3 million.

•	The Company and/or its subsidiaries are parties to various civil proceedings related to consumers in administrative and judicial spheres, referring to non-compliance with services and/products sold. On December 31, 2016, provisioned amounts totaled R$ 386.7 million (R$ 435.8 million on December 31, 2015).

•	The Company and/or its subsidiaries are parties to various civil proceedings of non-consumer nature in administrative and judicial spheres, all related to the ordinary course of business. On December 31, 2016, provisioned amounts totaled R$ 396.4 million (R$ 384.6 million on December 31, 2015).

There are several civil claims against us for which the chance of loss is possible and for which we have not recorded provisions, including:

•	Pension Benefit Plan Spin-Off. Sistel Participants Association in São Paulo (ASTEL) and National Federation of Associations of Retirees and Pensioners and Participants in Pension Funds in Telecom (FENAPAS), they filed with two distinct - same object though - public civil action against the company, Sistel Foundation and others, claiming the annulment of the spin-off of the PBS pension benefit plan that occurred in 2000 which caused the creation of the specific TELESP–PBS pension benefit plan, and corresponding allocation of resources resulted from the technical surplus and fiscal contingencies existing at that time. The chance of loss in both of them is possible based on the opinion of our legal advisors. The amount involved in both cases cannot yet be determined until an expert appraisal report is conducted since it includes the spun-off portion of Sistel related to the telecommunication operators from the former “Telebrás System.”

•	Civil Class Action in which the Company is involved relating to the Community Telephone Plan (PCT), on possible rights to indemnify acquirers of expansion plans who allegedly did not receive shares for their financial investments made in the city of Mogi das Cruzes, with the total consolidated amount involved on December 31, 2015 of R$421.1 million. The São Paulo Court of Justice (TJSP) changed its decision, and judged this matter groundless. The carriers association of Mogi das Cruzes (“claimant” or “Association”) filed a special appeal to reverse that decision. On December 7, 2015, the appeal filed by the Association was dismissed by the High Court of Justice. The Association filed Motions for Clarification, which were not accepted by the High Court of Justice on March 17, 2016. On April 15, 2016, a final decision was handed down, and no further appeals can be filed. The action was dismissed.

•	Collective Action filed by SISTEL Participants’ Association (ASTEL) in the state of São Paulo, in which SISTEL associates in the state of São Paulo challenge the changes made in the Medical Care Plan for Retired Employees (PAMA) and claim for the reestablishment of the prior status quo. This proceeding is still in the appeal phase, and awaits a decision as regards the possible admission of the Special and Additional Appeals in connection with the Court of Appeals’ decision, which changed the decision rendering the matter groundless. The amount cannot be estimated, and the claims cannot be settled due to their unenforceability, in that it entails a return to the prior plan conditions.

•	Services Quality Class Action. The Public Prosecutor Office of the state of São Paulo commenced a class action suit claiming moral and property damages suffered by all consumers of telecommunication services from 2004 to 2009 due to the bad quality of service and failures of the communications system. The Public Prosecutors Office suggested a total award against the company of R$1 billion. A judgment was rendered on April 20, 2010 imposing the payment of damages to all consumers who proved to be eligible for the award. Alternatively, if clients do not prove themselves eligible in a number compatible with the severity of the damage after a period of one year, the judgment establishes that R$60 million should be deposited in a special fund for protection of diffuse customer interests (Fundo Especial de Defesa de Reparação de Interesses Difusos Lesados). It is not possible to estimate how many consumers may present themselves in this procedure nor the values to be claimed by them. The parties filled an appeal and the effects of the sentence were suspended. The appellate court has ruled in our favor and changed the lower court decision. The plaintiff filed an appeal to the Supreme Court, which is awaiting decision. Despite the possible degree of risk, no value amount was attributed to this action because currently we are unable to calculate the total amount to be paid by us in the event we lose and, as a result, we have not recorded any provisions.

•	The Company is party to other civil claims, at several levels, related to service rendering. Such claims have been filed by individual consumers, civil associations representing consumer rights or by the Bureau of Consumer Protection (PROCON), as well as by the Federal and State Public Prosecutor’s Office. The Company is also party to other claims of several types related to the normal course of business. On December 31, 2016, possible amounts totaled R$ 2,559.3 million (R$ 2,146.9 million on December 31, 2015).

•	TGLog is a party to a civil execution proceeding filed with the 3rd Civil Court of Barueri – SP owing to alleged non-payment of transportation service bills. TGLog alleges that it made legitimate discounts owing to contract breaches and losses arising from damages to goods of its customers transported by claimant, which are also subject matter of another proceeding. On December 31, 2016, the case amounted to R$1.2 million (R$1.0 million in December 31, 2015).

•	The Company has received fines regarding the noncompliance with SAC Decree. We currently have various actions (administrative and judicial proceedings). On December 31, 2016, amounts totaled R$14.2 million (R$ 12.9 million on December 31, 2015).

•	Ownership of Caller ID. Lune Projetos Especiais Telecomunicação Comércio e Ind. Ltda., a Brazilian company, filed on November 20, 2001 lawsuits against 23 wireless telecommunications operators, including TELESP Celular Participações and its subsidiaries. The lawsuits allege that those operators violated patent No. 9202624-9, related to Equipamento Controlador de Chamadas Entrantes e do Terminal do Usuário, or Caller ID, granted to Lune by the Brazilian Institute of Intellectual Property, or the INPI, on September 30, 1997. An unfavorable decision was handed down determining that the Company should refrain from selling mobile phones with Caller ID service, subject to a daily fine of R$10,000 in case of noncompliance. Furthermore, according to that decision, the Company must pay indemnification for royalties, to be calculated in settlement. Motions for Clarification were opposed by all parties and Lune’s motions for clarification were accepted since an injunctive relief in this stage of the proceedings was deemed applicable. A bill of review appeal was filed in view of the current decision which granted a stay of execution suspending that unfavorable decision until final judgment of the review. A bill of review was filed in view of the sentence handed down on June 30, 2016, by the 4th Chamber of the Court of Justice of the Federal District, in order to annul the lower court sentence and remit the proceedings back to the lower court for a new examination. We believe, based on the opinion of outside counsel that the likelihood of an unfavorable outcome with respect to Lune’s claim against us is possible. We are unable to determine at this time the extent of any potential liabilities with respect to this claim.

•	Validity of Prepaid Plan Minutes. We and our subsidiaries, together with other Brazilian wireless telecommunications operators, are defendants in various lawsuits brought by the public prosecutor’s office and consumer protection associations challenging the imposition of a deadline for the use of purchased prepaid minutes. The plaintiffs allege that purchased prepaid minutes should not expire after any specified deadline. Conflicting decisions have been issued by the courts reviewing this matter. Although we believe that our criteria for imposing the deadline is in compliance with ANATEL’s rules, we believe, based on the opinion of outside counsel, that the likelihood of an unfavorable outcome with respect to this claim is possible.

Regulatory and Antitrust Litigation

We were involved in several administrative proceedings relating to alleged breaches of obligations and other judicial proceedings relating to sanctions imposed by ANATEL at the administrative level. As of December 31, 2016, amounts recorded for those proceedings were R$5.1 billion, of which R$828.9 million are provisioned.

Administrative and legal proceedings discussing payment of 2% charge on revenue from interconnection services due to the extension of right of use of SMP-related radiofrequencies. Under clause 1.7 of the Authorization Terms that grant right of use of SMP-related radio frequencies, the extension of right of use of such frequencies entails payment every two years, during the extension period (15 years), of a 2% charge calculated on net revenue from the basic and alternative service plans of the service company, determined in the year before that of payment. In the 15th year, the Company will pay 1% of its prior-year net revenue from the basic and alternative service plans.

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

As per our bylaws, our board of directors may declare interim dividends based on (i) the accrued profits recorded in our semiannual financial statements; (ii) the accrued profits recorded in our quarterly financial statements or in our financial statements of shorter periods, provided that the total amounts of dividends paid up every six months does not exceed the total amount within the capital reserve determined per article 182 of Brazilian Corporate Law; and (iii) the amount recorded on the profit and loss account or profit reserve account on our last annual or semiannual financial statements.

Under the Brazilian Corporate Law, a company is allowed to withhold payment of the mandatory dividend in respect of common shares and preferred shares if:

•	management and the fiscal board report to the shareholders meeting that the distribution would be incompatible with the financial circumstances of the company; and

•	the shareholders ratify this decision at the shareholder’s meeting.

If that is the case:

•	management must forward to the CVM within five days of the shareholders meeting an explanation justifying the decision at the shareholders meeting; and

•	the profits that were not distributed are to be recorded as a special reserve and, if not absorbed by losses in subsequent fiscal years, are to be paid as dividends as soon as the company’s financial situation allows.

For the purposes of the Brazilian Corporate Law, net profits are defined as net income after income tax and social contribution for the fiscal year, net of any accumulated losses from prior fiscal years and any amounts allocated to beneficiary parties’, employees’ and management’s participation in a company’s profits and subscription bonuses.

Under Brazilian Corporate Law, adjusted net income is an amount equal to our net income adjusted to reflect allocations to or from (i) legal reserves, and (ii) contingency reserves for anticipated losses, if any.

At each annual shareholders meeting, the Board of Directors is required to suggest the allocation of net profits obtained during the preceding fiscal year. Under Brazilian Corporate Law, we are required to maintain a legal reserve, to which 5% of our net profits must be allocated for each fiscal year, until the reserve amounts to 20% of our paid-in capital. Net losses, if any, shall be deducted from accumulated profits, profit reserves and legal reserve, following this order.

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

Net profits may also be allocated to the unrealized income reserve in case the total amount of mandatory dividends exceeds the amount of realized net income. Such allocation should also be suggested by management and subject to approval by shareholders at the shareholders meeting. For such purpose, realized income is the balance of net profits exceeding the sum of:

•	the positive net result of equity adjustment; and

•	earnings, revenues or net profits from transactions or the accounting of assets and liabilities at market value, whose financial realization term occurs after the end of the next fiscal year.

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

Currently, any payment of interest in respect to preferred shares to shareholders (including the holders of ADSs) is subject to Brazilian withholding tax at a rate of 15%, or 25% in the case of a shareholder domiciled in a tax haven, and these payments may be included, at their net value, as part of any mandatory dividend. If payment of interest on shareholders equity is made for a beneficiary located outside of Brazil, the IOF tax triggers at a rate of zero. See “Item 10. Additional Information—E. Taxation—Brazilian Tax Considerations— Distributions of Interest on Capital.”

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

The following table sets forth the dividends or interest on shareholders’ equity paid to holders of our common and preferred shares since 2012 in reais.

Year	Description (Dividends or Interest on Shareholders’ Equity)(1)	Common Shares	Preferred Shares
	(per share/in R$)
2016	Div/Int	1.742031	1.916234
2015	Div/Int	3.195401	3.514941
2014	Div/Int	2.122786	2.335065
2013	Div/Int	3.946735	4.341409
2012	Div/Int	3.005230	3.305752

(1)	Interest on shareholders’ equity is net of withholding taxes.

Dividends and Interest on Shareholders’ Equity

On February 25, 2014, the Board of Directors of the Company approved the distribution of interim dividends of R$1,043 million, based on the existing profits in the balance of the fourth quarter of 2013, which the Company paid on March 27, 2014.

On April 23, 2014, at the General Shareholders Meeting, the shareholders approved the distribution of dividends to the common and preferred shares in the total amount of R$133 million declared on the basis of the closing balance sheet on December 31, 2013, which the Company paid on May 27, 2014.

On July 18, 2014, the Board of Directors approved a payment of interest on shareholders’ equity for the common and preferred shares totaling R$298 million, which the Company paid on December 19, 2014.

On August 18, 2014, the Board of Directors approved a payment of interest on shareholders’ equity for the common and preferred shares totaling R$299 million, which the Company paid on December 19, 2014.

On September 19, 2014, the Board of Directors approved a payment of interest on shareholders’ equity for the common and preferred shares totaling R$250 million, which the Company paid on December 19, 2014.

On October 20, 2014, the Board of Directors approved a payment of interest on shareholders’ equity for the common and preferred shares totaling R$306 million, which the Company paid on June 12, 2015.

On November 17, 2014, the Board of Directors approved a payment of interest on shareholders’ equity for the common and preferred shares totaling R$463 million, which the Company paid on June 12, 2015.

On December 18, 2014, the Board of Directors approved a payment of interest on shareholders’ equity for the common and preferred shares totaling R$475 million, which the Company paid on June 12, 2015.

On January 30, 2015, the Board of Directors approved a payment of dividends for the common and preferred shares totaling R$2,750 million based on the closing balance sheet on December 31, 2014, paid in two installments. The first installment of R$ 855 million was paid on June 12, 2015 and the second installment of R$ 1,895 million was paid on December 9, 2015.

On April 9, 2015, at the General Shareholders Meeting, the shareholders approved the distribution of dividends to the common and preferred shares in the total amount of R$19 million based on the closing balance sheet on December 31, 2014, which the Company paid on December 9, 2015.

On May 12, 2015, the Board of Directors approved a payment of interest on shareholders’ equity to common and preferred shares totaling and R$ 515 million. Additionally, also approved a distribution of interim dividends to common and preferred shares totaling R$270 million, based on the existing profit in the balance sheet of April 30, 2015, which the Company paid on August 23, 2016.

On July 20, 2015, the Board of Directors approved, subject to shareholder approval, a payment of interest on shareholders’ equity for the common and preferred shares totaling R$221 million, which the Company paid on August 23, 2016.

On August 20, 2015, the Board of Directors approved, subject to shareholder approval, a payment of interest on shareholders’ equity for the common and preferred shares totaling R$237 million, which the Company paid on August 23, 2016.

On September 18, 2015, the Board of Directors approved, subject to shareholder approval, a payment of interest on shareholders’ equity for the common and preferred shares totaling R$147 million, which the Company paid on December 13, 2016.

On October 19, 2015, the Board of Directors approved, subject to shareholder approval, a payment of interest on shareholders’ equity for the common and preferred shares totaling R$88 million, which the Company paid on December 13, 2016.

On November 19, 2015, the Board of Directors approved, subject to shareholder approval, a payment of interest on shareholders’ equity for the common and preferred shares totaling R$235 million, which the Company paid December 13, 2016.

On December 17, 2015, the Board of Directors approved, subject to shareholder approval, a payment of interest on shareholders’ equity for the common and preferred shares totaling R$303 million, which the Company paid on December 13, 2016.

On February 19, 2016, the Board of Directors approved, subject to shareholder approval, a payment of interest on shareholders’ equity for the common and preferred shares totaling R$200 million. The payment will be made to common and preferred shareholders who were registered in the Company’s books on February 29, 2016, and it will be made by the end of fiscal year 2017, on a date to be determined by the Company’s Directors.

On March 18, 2016, the Board of Directors approved, subject to shareholder approval, a payment of interest on shareholders’ equity for the common and preferred shares totaling R$337 million. The payment will be made to common and preferred shareholders who were registered in the Company’s books on March 31, 2016, and it will be made by the end of fiscal year 2017, on a date to be determined by the Company’s Directors.

On April 18, 2016, the Board of Directors approved, subject to shareholder approval, a payment of interest on shareholders’ equity for the common and preferred shares totaling R$220 million. The payment will be made to common and preferred shareholders who were registered in the Company’s books on Abril 29, 2016, and it will be made by the end of fiscal year 2017, on a date to be determined by the Company’s Directors.

On April 28, 2016, at the General Shareholders Meeting, the shareholders approved the distribution of dividends to the common and preferred shares in the total amount of R$1,287 million based on the closing balance sheet on December 31, 2015, which the Company paid on December 13, 2016.

On June 17, 2016, the Board of Directors approved, subject to shareholder approval, a payment of interest on shareholders’ equity for the common and preferred shares totaling R$161 million. The payment will be made to common and preferred shareholders who were registered in the Company’s books on June 30, 2016, and it will be made by the end of fiscal year 2017, on a date to be determined by the Company’s Directors

On September 19, 2016, the Board of Directors approved, subject to shareholder approval, a payment of interest on shareholders’ equity for the common and preferred shares totaling R$650 million. The payment will be made to common and preferred shareholders who were registered in the Company’s books on September 30, 2016, and it will be made by the end of fiscal year 2017, on a date to be determined by the Company’s Directors.

On December 19, 2016, the Board of Directors approved, subject to shareholder approval, a payment of interest on shareholders’ equity for the common and preferred shares totaling R$604 million. The payment will be made to common and preferred shareholders who were registered in the Company’s books on December 31, 2016, and it will be made by the end of fiscal year 2017, on a date to be determined by the Company’s Directors.

Interest on shareholders' equity declared based on Telefônica Brasil's 2016 net profit totaled R$2,172 million. The remaining R$1,914 million were classified as proposed additional dividends and will be submitted to the approval of the 2017 General Shareholders Meeting of the Company.

B.	Significant Changes

None.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

The trading market for our common and preferred shares is BM&FBOVESPA.

Our preferred shares began trading on BM&FBOVESPA on September 21, 1998 and are traded on BM&FBOVESPA under the symbol “VIVT4” (formerly TLPP4).” Our common shares trade under the symbol “VIVT3” (formerly TLPP3). On December 31, 2016, we had approximately 1,691.0 million common and preferred shares held by approximately 2.3 million common and/or preferred shareholders.

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

	NYSE		BM&FBOVESPA		BM&FBOVESPA
	HIGH	LOW	HIGH	LOW	HIGH	LOW
	(in US$ per ADS)		(in reais per preferred share)		(in reais per common share)
Year ended:
December 31, 2012	31.22	21.17	56.92	43.45	51.69	37.53
December 31, 2013	27.66	17.94	54.89	41.66	48.45	38.24
December 31, 2014	22.34	16.74	52.51	42.00	43.52	36.60
December 31, 2015	20.27	8.80	54.14	35.75	44.50	30.42
December 31, 2016	15.60	7.98	50.24	32.30	40.69	28.98
Year ended December 31, 2015:
First quarter	20.27	14.69	54.14	45.67	44.50	36.15
Second quarter	16.81	13.47	50.00	42.00	42.00	35.20
Third quarter	14.31	8.80	45.13	36.14	38.67	30.50
Fourth quarter	10.95	9.01	41.60	35.75	35.00	30.42
Year ended December 31, 2016:
First quarter	12.86	7.98	46.60	32.30	39.66	28.98
Second quarter	13.60	11.42	44.72	40.25	37.80	32.86
Third quarter	15.60	13.18	50.24	44.03	40.69	36.02
Fourth quarter	14.59	12.13	47.00	41.93	38.81	33.86
Month ended:
August 30, 2016	15.02	14.39	49.40	45.70	40.39	38.00
September 30, 2016	15.60	13.81	50.24	46.15	40.69	37.01
October 31, 2016	14.59	13.56	47.00	43.27	38.81	36.00
November 30, 2016	14.53	12.63	46.22	42.50	38.25	33.90
December 31, 2016	13.52	12.13	44.18	41.93	36.40	33.86
January 31, 2017	14.78	13.51	46.67	43.60	38.19	34.59
February 2017 (through February 22)	15.51	14.95	48.00	46.25	39.30	37.55

B.	Plan of Distribution

Not applicable.

C.	Markets

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

On December 31, 2016, the aggregate market capitalization of the 349 companies listed on BM&FBOVESPA was approximately US$757 billion. Although all the outstanding shares of an exchange-listed company may trade on a Brazilian stock exchange, in most cases, less than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling entities or persons that rarely trade their shares. For this reason, data showing the total market capitalization of Brazilian stock exchanges tends to overstate the liquidity of the Brazilian equity securities market.

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

With the approval of our Board of Directors and/or Officers, we implemented several measures over the last few years designed to improve our transparency and disclosure practices. We believe these measures will benefit our shareholders, and current and future investors as well as the marketplace in general. Among the measures we have implemented, we have:

•	created a disclosure policy for material facts and corporate actions (Política de Divulgação de Ato e Fato Relevante);

•	created a policy for internal controls related to financial information (Normativa sobre Registro, Comunicação e Controle de Informação Financeiro-Contábil);

•	created the Service Quality and Marketing Committee;

•	created the Control and Audit Committee;

•	created the Nominations, Compensation and Corporate Governance Committee;

•	created the Strategy Committee;

•	created a procedure to receive and deal with reports of accounting and auditing fraud within the company (Canal de Denúncias);

•	created a policy for prior approval of contracting audit services (Normativa sobre Aprovação Prévia de Serviços a serem Prestados pelo Auditor Externo);

•	created an internal rule of conduct relating to the securities market (Regulamento Interno de Conduta em matérias relativas ao Mercado de Valores Mobiliários);

•	created an Ethics Code in respect of handling financial information (Normas de Conduta para Financeiros);

•	created a policy regarding communication of information to the securities market (Normativa sobre Comunicação de Informação aos Mercados); and

•	created a policy regarding the prevention and fight against corruption (Diretrizes de Prevenção e Combate à Corrupção).

As determined by the Brazilian Corporate Law, the annual cap for the aggregate compensation of the statutory Board of Directors and Board of Executive Officers is approved by our shareholders at a shareholders meeting. The Nominations, Compensation and Corporate Governance Committee provides information and recommendations to the Board of Directors regarding the criterion for compensation.

Our policy relating to insider trading is determined pursuant to our internal rules in accordance with corporate law. Senior management and members of our Board of Directors and any other employee exposed to sensitive information are subject to the restrictions imposed by such rules. In addition to the prohibition on trading of our shares by such individuals when in possession of insider information, the rules establish blackout trading periods for those periods when insider information is available. As an example, the rules determine that any shares acquired shall be kept for a period of six months from the date of acquisition, and the first day of the month preceding the publication of our annual or quarterly financial statements by our Board of Directors is a start date for the blackout period under the policy. In addition, the charter sets forth instructions for dealing with conflicts of interest and mandates disclosure of any such situation.

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

As of December 31, 2016, we had outstanding share capital of R$63,571,415,865.09, comprised of 1,690,984,923 total shares, consisting of 571,644,217 issued common shares and 1,119,340,706 issued preferred shares. All of our outstanding share capital is fully paid. All of our shares are without par value. Under the Brazilian Corporate Law, and in accordance with Law 10,303/01 considering that we were a publicly held company before 2001, the aggregate number of our non-voting and limited voting preferred shares may not exceed two thirds of our total outstanding share capital. In addition, our board of directors may increase our share capital up to 1,850,000,000 common or preferred shares without amendment to our bylaws. Any increase of our share capital above that limit must be approved by a general extraordinary shareholders meeting.

As of December 31, 2016, 2,290,164 common shares were held by us (treasury shares) at a book value per share of R$41.00. As of December 31, 2016, 339 preferred shares were held by us (treasury shares) at a book value per share of R$41.00. As of the date of this annual report, there are no persons to whom any capital of company or any of our subsidiaries is under option or agreed conditionally or unconditionally to be put under option.

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

Corporate Purposes

Under Article 2 of our bylaws, our corporate purposes are:

•	to offer telecommunications services and all activities required or useful for the operation of these services, in conformity with our concessions, authorizations and permits;

•	to participate in the capital of other companies whose business purpose is also related to the telecommunication industry in Brazil;

•	to organize wholly owned subsidiaries for the performance of activities that are consistent with our corporate purposes and recommended to be decentralized;

•	to import, or promote the importation of, goods and services that are necessary to the performance of activities consistent with our corporate purposes;

•	to provide technical assistance services to other telecommunications companies engaging in activities of common interest;

•	to perform study and research activities aimed at the development of the telecommunications sector;

•	to enter into contracts and agreements with other telecommunications companies or other persons or entities to assure the operations of our services, with no loss of its attributions and responsibilities;

•	to perform other activities related to those assigned by the Brazilian National Telecommunications Agency (Agência Nacional de Telecomunicações), or ANATEL; and

•	to commercialize equipment and materials necessary or useful to telecommunications services.

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

Shareholders’ Meetings

Under the Brazilian Corporate Law, we must hold an annual shareholders’ meeting until April 30 of each year in order to:

•	approve or reject the financial statements approved by our board of directors, including any recommendation by our board of directors for the allocation of net profit and distribution of dividends;

•	elect members of our board of directors (upon expiration of their three-year terms) and members of our fiscal council, subject to the right of preferred shareholders and minority common shareholders to elect members of our board of directors and our fiscal council; and

•	approve the monetary adjustment of our share capital.

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

Our board of directors may convene a shareholders’ meeting. Under the Brazilian Corporate Law, shareholders’ meetings also may be convened by our shareholders as follows:

•	by any of our shareholders if, under certain circumstances set forth in the Brazilian Corporate Law, our directors do not convene a shareholders’ meeting required by law within 60 days;

•	by shareholders holding at least 5% of our total share capital if, after a period of 8 days, our directors fail to call a shareholders’ meeting that has been requested by such shareholders by means of a duly reasoned request that indicates the subject matter; and

•	by shareholders holding at least 5% of either our total voting share capital or our total non-voting share capital, if after a period of 8 days, our directors fail to call a shareholders’ meeting for the purpose of appointing a fiscal council that has been requested by such shareholders.

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

In order to convene a shareholders’ meeting, shareholders representing at least 25% of our issued voting share capital must be present on first call. However, shareholders representing at least two thirds of our issued voting share capital must be present at a shareholders’ meeting called to amend our bylaws. If a quorum is not met, our board of directors may issue a second call by publishing a notice as described above at least 8 calendar days prior to the scheduled meeting. Except as otherwise provided by law, the quorum requirements do not apply to a meeting held on the second call, and the shareholders’ meetings may be convened with the presence of shareholders representing any number of shares (subject to the voting requirements for certain matters described below). A shareholder without a right to vote may attend a shareholders’ meeting and take part in the discussion of matters submitted for consideration.

Voting Rights

Under the Brazilian Corporate Law and our bylaws, each of our common shares entitles its holder to one vote at our shareholders’ meetings. Our preferred shares generally do not confer voting rights, except in limited circumstances described below. Holders of preferred shares are only entitled to attend and to discuss, but not to vote on, the issues discussed at our general shareholders’ meetings. Whenever the shares of any class are entitled to vote, each share is entitled to one vote.

Voting Rights of Common Shares

Except as otherwise provided by law, resolutions of a shareholders’ meeting are passed by a simple majority vote of the holders of our common shares present or represented at the meeting, without taking abstentions into account. Under the Brazilian Corporate Law, the approval of shareholders representing at least half of our voting shares is required for the types of action described below:

•	creating preferred shares or disproportionately increasing an existing class of our preferred shares relative to the other classes of our preferred shares, other than to the extent permitted by our bylaws;

•	changing a priority, preference, right, privilege or condition of redemption or amortization of any class of our preferred shares or creating a new class of preferred shares that has a priority, preference, right, condition or redemption or amortization superior to an existing class of our preferred shares;

•	reducing the mandatory dividend set forth in our bylaws;

•	changing our corporate purpose;

•	merging our company with another company, or consolidating our company, subject to the conditions set forth in the Brazilian Corporate Law;

•	transferring all of our shares to another company, known as an “incorporação de ações” under the Brazilian Corporate Law;

•	participating in a centralized group of companies (grupo de sociedades) as defined under the Brazilian Corporate Law and subject to the conditions set forth in the Brazilian Corporate Law;

•	dissolving or liquidating our company or canceling any ongoing liquidation of our company; and

•	spinning-off of all or any part of our company.

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

Under the Brazilian Corporate Law, neither our bylaws nor actions taken at a shareholders’ meeting may deprive any of our shareholders of certain specific rights, including:

•	the right to participate in the distribution of our profits;

•	the right to participate in any remaining residual assets in the event of our liquidation;

•	the right to supervise the management of our corporate business as specified in the Brazilian Corporate Law;

•	the right to preemptive rights in the event of an issuance of our shares, debentures convertible into our shares or subscription bonuses, except with respect to a public offering of our securities; and

•	the right to withdraw from our company under the circumstances specified in the Brazilian Corporate Law.

Voting Rights of Minority Shareholders

Shareholders holding shares representing not less than 5% of our voting shares at our shareholders’ meeting have the right to request that we adopt a cumulative voting procedure to elect the members of the board of directors. This procedure must be requested by the required number of shareholders at least 48 hours prior to a shareholders’ meeting.

Under the Brazilian Corporate Law, shareholders that are not controlling shareholders, but that together hold either:

•	non-voting preferred shares representing at least 10% of our total share capital; or

•	common shares representing at least 15% of our voting capital have the right to appoint one member to our board of directors at our shareholders’ meeting. If no group of our common or preferred shareholders meets the thresholds described above, shareholders holding preferred shares or common shares representing at least 10% of our total share capital are entitled to combine their holdings to appoint one member to our board of directors.

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

Preferred shares are entitled to full voting rights with respect to:

•	the election of one member to the board of directors and fiscal council in a separate voting;

•	amendments to our bylaw to suppress preferred shareholders’ voting right to select new Board members in a separate voting;

•	any agreements for the rendering of management services (including technical assistance services) between us and any foreign entity related to our controlling shareholder;

•	any agreements with related parties, in which the terms and conditions established are more onerous to our company than those normally adopted by the market in agreements of the same type;

•	resolutions amending or revoking article 9, sole paragraph of Article 11, and article 30 of our bylaws; and

•	any resolution submitted to the general shareholders meeting during our liquidation process.

Under the Brazilian Corporate Law, the following actions require ratification by the majority of issued and outstanding shares of the affected class within one year from the shareholders’ meeting at which the common shareholders approve the action:

•	the creation of preferred shares or a disproportionate increase of an existing class of our preferred shares relative to the other classes of our preferred shares, other than to the extent permitted by our bylaws;

•	a change of a priority, preference, right, privilege or condition of redemption or amortization of any class of our preferred shares; or

•	the creation of a new class of preferred shares that has a priority, preference, right, condition or redemption or amortization superior to an existing class of our preferred shares.

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

In addition, a publicly held company whose bylaws allow for capital increases may provide for the issuance of stock, debentures convertible into stock or subscription bonuses without granting any preemptive rights to prior shareholders or by decreasing the term for the shareholders to exercise their preemptive rights, as long as the placement of such securities is made:

•	upon sale on a stock exchange or public subscription;

•	through an exchange of shares in a public offering, with the purpose of acquiring control of another company; or

•	for the use of certain tax incentives but only when such placement is made without granting preemptive rights.

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

This right of withdrawal may be exercised by dissenting shareholders in the event that the holders of shares with voting rights authorize:

(i)	creating preferred shares or disproportionately increasing an existing class of our preferred shares relative to the other classes of our preferred shares, other than to the extent permitted by our bylaws;

(ii)	changing a priority, preference, right, privilege or condition of redemption or amortization of any class of our preferred shares or creating a new class of preferred shares that has a priority, preference, right, condition or redemption or amortization superior to an existing class of our preferred shares;

(iii)	reducing the mandatory dividend set forth in our bylaws;

(iv)	a change in our corporate purpose;

(v)	merging our company with another company, or consolidating our company, subject to the conditions set forth in the Brazilian Corporate Law;

(vi)	transferring all of our shares to another company, known as an “incorporação de ações” under the Brazilian Corporate Law;

(vii)	participating in a centralized group of companies (grupo de sociedades) as defined under the Brazilian Corporate Law and subject to the conditions set forth in the Brazilian Corporate Law;

(viii)	dissolving or liquidating our company or canceling any ongoing liquidation of our company; and

(ix)	spinning-off of all or any part of our company

In addition, we note that:

•	in items (i) and (ii), only the holders of shares of the affected type or class will be entitled to redemption;

•	in items (v) and (vii), the holders of shares of a type or class with liquidity and dispersion in the market will not have the right to redemption; and

•	in item (ix), the dissenting shareholders shall only have a right of redemption if the spinning off implies in: (1) a change in the corporate purpose (except if the spun-off assets revert to a company whose main purpose is the same as ours), (2) a reduction of the mandatory dividend, or (3) participation in a group of companies.

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

In addition, remittances are subject to a Brazilian financial transactions tax, which as of the date of this form 20-F is 0%, but may be subject to change.

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

Interest Attributable to Shareholders’ Equity

Brazilian corporations may make payments to shareholders characterized as interest on shareholders’ equity as an alternative form of making dividend distributions. Amounts paid as interest on shareholders’ equity (net of applicable withholding tax, as described below) may be deducted from the minimum dividends we are obligated to distribute to our shareholders in accordance with our bylaws and Brazilian Corporate Law. The rate of interest may not be higher than the federal government’s TJLP, as determined by the Central Bank from time to time (5% per annum for 2014, 5.5% per annum for the first quarter of 2015, 6.0% per annum for the second quarter of 2015, 6.5% per annum for the third quarter of 2015, 7.0% per annum for the fourth quarter of 2015 and 7.5% per annum for 2016), applied over specific net equity accounts. The total amount distributed as interest on shareholders’ equity may not exceed the greater of (i) 50% of net income (before taking the distribution and any deductions for income taxes into account) for the year with respect to which the payment is made and (ii) 50% of retained earnings for the year before the year with respect to which the payment is made. Payments of interest on shareholders’ equity are decided by the shareholders on the basis of recommendations of our board of directors.

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

On June 30, 2011, ANATEL renewed our Fixed Switched Telephony Service (STFC) concession contract and consolidated them into two new contracts (each filed as an Exhibit to this Annual Report). One of these contracts authorizes the company to provide local telephone service (to the cities in Sector 31) and the other contract authorizes the company to provide long-distance telephone service (to and from Sector 31). These concession contracts will expire on December 31, 2025.

On December 6, 2016, the Brazilian Senate approved a law amending the General Telecommunications Law. When enacted, the new law will reformulate the entire telecommunications sector by converting public concession contracts into private authorization agreements. The private system has a less stringent set of commitments (e.g., there will be no expiration date). Once the President signs the bill into law, ANATEL will issue specific regulations on how the licenses will be adapted.

We also have authorization to provide local and long-distance telephone services under the private system (all sectors, except Sector 31), granted in 2002, for an unlimited term. Telefônica Brasil has Multimedia Communication Service Authorization Terms, which are also material contracts. Based on these Authorization Terms, the companies may provide broadband services in the state of São Paulo (Telefônica) and all over Brazilian territory. The Terms were signed on April 17, 2003 and March 19, 2004 for an unlimited term and are still in effect. Telefônica has also Conditioned Access Service Authorization Terms for the provision of pay TV services. The Authorization Terms were transferred back to Telefônica Brasil in 2013, as a result of a corporate restructuring.

The General Plan of Authorization divided the country into three regions: Region I: States of Rio de Janeiro, Espírito Santo, Minas Gerais, Amazonas, Roraima, Amapá, Pará, Maranhão, Bahia, Sergipe, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas, Region II: States of Paraná, Santa Catarina, Rio Grande do Sul, Goiás, Tocantins, Mato Grosso do Sul, Mato Grosso, Rondônia, Acre and Federal District and Region III: only the State of São Paulo.

Telefônica signed Authorization Terms for the provision of Personal Mobile Services, SMP, with national coverage, in all three regions.

For Region I, the Terms of Service Authorization n.º 078/2012 of 07/02/2012; for Region II, the Terms of Service Authorization n.° 005/2010 of 29/01/2010; and for Region III, the Terms of Service Authorization n.° 006/2010 of 29/01/2010.

Licenses for personal mobile services (SMP) grant the right to provide mobile services for an unlimited term. However, the use of radiofrequency spectrum is restricted in accordance with specific license conditions:

•	Rio Grande do Sul excluding the cities of Pelotas, Capão do Leão, Morro Redondo and Turuçu (“A” band) until 2022 (renewed in 2007);

•	Rio de Janeiro (“A” band) until 2020 (renewed in 2005);

•	Espírito Santo (“A” band) until 2023 (renewed in 2008);

•	Bahia (“A” band) and Sergipe (“A” band) until 2023 (renewed in 2008);

•	São Paulo (“A” band) until 2023 (renewed in 2008); and until 2024, for the cities of Ribeirão Preto and Guatapará (renewed in 2009);

•	Paraná/Santa Catarina (“B” band) until 2028 (renewed in 2013);

•	Distrito Federal (“A” band) until 2021 (renewed in 2006);

•	Acre (“A” band), Vivo-Rondônia (“A” band), Mato Grosso (“A” band) and Mato Grosso do Sul (“A” band) until 2024 (renewed in 2009);

•	Goiás/Tocantins (“A” band) until 2023 (renewed in 2008);

•	Amazonas/Roraima/Amapá/Pará/Maranhão (“B” band) until 2028 (renewed in 2014);

•	Minas Gerais (“A” band) until 2023 (renewed in 2008);

•	For the cities in which CTBC Telecom operates in the state of Minas Gerais (“E” band) until 2020 (to be renewed between the period of April 28, 2016 and April 28, 2017);

License renewals for “A” and “B” bands must be requested within 30 months from the expiry date. Spectrum rights may be renewed only once, for a 15-year term. After this period, the license is renegotiated.

License renewals for the “E” band must be requested between 36 and 48 months in advance of the expiry date. Spectrum rights may be renewed only once, for a 15-year period. After this period, the license is renegotiated.

In December 2007, ANATEL auctioned off nationally 15 blocks in the 1900 MHz band (“L” band). Vivo (merged into Telefônica) won 13 of them throughout Brasil, except in the northern region and the towns of Londrina and Tamarana in the state of Paraná. Nevertheless, the Bidding Terms set forth the possibility of realigning the “L” band with the “J” band, maintaining the same conditions (including costs and expiry date) of the “J” band. In 2012, Telefônica requested and on August 27, 2013 ANATEL granted the “L” band realignment for the States of:

•	Rio Grande do Sul, excluding the cities of Pelotas, Morro Redondo, Capão do Leão e Turuçu;

•	Rio de Janeiro;

•	Espírito Santo;

•	Bahia and Vivo-Sergipe;

•	Telefônica-São Paulo, excluding the cities of Altinópolis, Aramina, Batatais, Brodosqui, Buritizal, Cajuru, Cássia dos Coqueiros, Colômbia, Franca, Guaíra, Guará, Ipuã, Ituverava, Jardinópolis, Miguelópolis, Morro Agudo, Nuporanga, Orlândia, Ribeirão Corrente, Sales de Oliveira, Santa Cruz da Esperança, Santo Antônio da Alegria e São Joaquim da Barra;

•	Paraná (excluding the cities of Londrina and Tamarana)/Santa Catarina;

•	Federal District;

•	Telefônica-Acre, Vivo-Rondônia, Vivo-Mato Grosso and Vivo-Mato Grosso do Sul excluding the city of Paranaíba; and

•	Telefônica-Goiás/Tocantins.

The complete realignment (including the cities excluded above and the States of Alagoas, Ceará, Paraíba, Piauí, Pernambuco and Rio Grande do Norte) may occur in the course of the year.

In April 2008, ANATEL auctioned off 36 blocks in the 2100 MHz band (3G licenses). Vivo (merged into Telefônica) obtained nine in the “J” band throughout Brasil, enabling it to provide nationwide coverage in 3G. The spectrum licenses, along with the related renewal dates, are:

•	Rio Grande do Sul (including the cities of Pelotas, Morro Redondo, Capão do Leão e Turuçu) (“J” band) until 2023 (to be renewed between the period of April 30, 2019 and April 30, 2020);

•	Rio de Janeiro (“J” band) until 2023 (to be renewed between the period of April 30, 2019 and April 30, 2020);

•	Espírito Santo (“J” band) until 2023 (to be renewed between the period of April 30, 2019 and April 30, 2020);

•	Bahia (“J” band) and Vivo-Sergipe (“J” band) until 2023 (to be renewed between the period of April 30, 2019 and April 30, 2020);

•	São Paulo (including the cities of Ribeirão Preto, Guatapará and Bonfim Paulista and the cities where CTBC Telecom operates in the state of São Paulo) (“J” band) until 2023 (to be renewed between the period of April 30, 2019 and April 30, 2020);

•	Paraná (including the cities of Londrina and Tamarana)/Santa Catarina (“J” band) until 2023 (to be renewed between the period of April 30, 2019 and April 30, 2020);

•	Federal District (“J” band) until 2023 (to be renewed between the period of April 30, 2019 and April 30, 2020);

•	Acre (“J” band), Rondônia (“J” band), Mato Grosso (“J” band) and Mato Grosso do Sul (including the city of Paranaíba) (“J” band) until 2023 (to be renewed between the period of April 30, 2019 and April 30, 2020);

•	Goiás (including the cities where CTBC Telecom operates in the state of Goiás)/Tocantins (“J” band) until 2023 (to be renewed between the period of April 30, 2019 and April 30, 2020);

•	Alagoas/Ceará/Paraíba/Piauí/Pernambuco/Rio Grande do Norte (“J” band) until 2023 (to be renewed between the period of April 30, 2019 and April 30, 2020);

•	Amazonas/Roraima/Amapá/Pará/Maranhão (“J” band) until 2023 (to be renewed between the period of April 30, 2019 and April 30, 2020); and

•	Minas Gerais (including the cities where CTBC Telecom operates in the state of Minas Gerais) (“J” band) until 2023 (to be renewed between the period of April, 2019 and April, 2020);

License renewals for the “J” band must be requested between 36 and 48 months in advance of the expiry date. Spectrum rights may be renewed only once, for a 15-year term. After this period, the license is renegotiated.

In December 2010, ANATEL auctioned off 169 licenses in the 900 MHz, 1800 MHz and 2100 MHz frequencies. Vivo (merged into Telefônica) acquired 23 blocks, 14 in 1800 MHz frequency bands “D,” “E,” “M” and extension bands, and 9 in the 900 MHz extension bands. As a result, Telefônica has nationwide coverage in the 1800 MHz frequency band. The 23 blocks are:

•	“M” Band (1800 MHz) in the Federal District and the States of Paraná, Santa Catarina, Rio Grande do Sul, Goiás, Tocantins, Mato Grosso do Sul, Mato Grosso, Rondônia and Acre;

•	Extension of the 1800 MHz band throughout the State of São Paulo;

•	“D” Band (1800 MHz) in the cities of Pelotas, Morro Redondo, Capão do Leão and Turuçu in the state of Rio Grande do Sul;

•	“E” Band (1800 MHz) in the States of Alagoas, Ceará, Paraíba, Piauí, Pernambuco and Rio Grande do Norte;

•	Extension of the 900 MHz band in the State of Rio de Janeiro;

•	Extension of the 900 MHz band in the State of Espírito Santo;

•	Extension of the 900 MHz band in the States of Goiás, Tocantins, Mato Grosso do Sul, Mato Grosso, Rondônia and Acre and the Federal District, with the exception of the city of Paranaíba in the state of Mato Grosso do Sul and the cities of Buriti Alegre, Cachoeira Dourada, Inaciolândia, Itumbiara, Paranaiguara and São Simão, in the State of Goiás;

•	Extension of the 900 MHz band in the State of Rio Grande do Sul, with the exception of the cities of Pelotas, Morro Redondo, Capão do Leão and Turuçu;

•	Extension of the 900 MHz band for the cities with are code 43 in the state of Paraná with the exception of the cities of Londrina and Tamarana;

•	Extension of the 900 MHz band in the States of Paraná and Santa Catarina with the exception of the cities of registry area number 43 in the State of Paraná and the cities of Londrina and Tamarana;

•	Extension of the 900 MHz band in the State of Bahía;

•	Extension of the 900 MHz band in the State of Sergipe;

•	Extension of the 900 MHz band in the States of Amazonas, Amapá, Maranhão Pará and Roraima;

•	Extension of the 1800 MHz band in the State of São Paulo, with the exception of the cities in the metropolitan area of São Paulo and the cities where CTBC Telecom operates in the state of São Paulo;

•	Extension of the 1800 MHz band in the States of Amazonas, Amapá, Maranhão Pará and Roraima;

•	Extension of the 1800 MHz band in the city of Paranaíba in the State of Mato Grosso do Sul;

•	Extension of the 1800 MHz band in the cities of Buriti Alegre, Cachoeira Dourada, Inaciolândia, Itumbiara, Paranaiguara and São Simão, in the State of Goiás;

•	Another extension of the 1800 MHz band in the cities of Buriti Alegre, Cachoeira Dourada, Inaciolândia, Itumbiara, Paranaiguara and São Simão, in the State of Goiás;

•	Extension of the 1800 MHz band in the States of Rio do Janeiro, Espírito Santo, Bahía and Sergipe;

•	Extension of the 1800 MHz band in the States of Amazonas, Amapá, Maranhão Pará and Roraima;

•	Extension of the 1800 MHz band in the States of Alagoas, Ceará, Paraíba, Piauí, Pernambuco and Rio Grande do Norte;

•	Extension of the 1800 MHz band in the city of Paranaíba in the state of Mato Grosso do Sul, and the cities of Buriti Alegre, Cachoeira Dourada, Inaciolândia, Itumbiara, Paranaiguara and São Simão, in the State of Goiás;

•	Extension of the 1800 MHz band in the cities of Londrina and Tamarana in the state of Paraná.

License for the 900MHz and 1800MHz band will expire in 2023. Renewal must be requested between 36 and 48 months in advance of the expiry date. Spectrum rights may be renewed only once, for a 15-year period.

In April 2012, ANATEL auctioned off 273 licenses in the 450 MHz, and 2500 MHz frequencies. Vivo (merged into Telefônica) secured 1 block in 2500 MHz frequency band “X” (20 + 20 MHz) nationwide, together with the right and obligation to use the 450 MHz frequency band in the States of Alagoas (AL), Ceará (CE), Minas Gerais (MG), Paraíba (PB), Pernambuco (PE), Piauí (PI), Rio Grande do Norte (RN) and Sergipe (SE), as well as the areas identified by the National Codes 13, 14, 15, 16, 17, 18 and 19, in the State of São Paulo (SP). Nonetheless, the commitment to use the 450 MHz band may also be fulfilled by the use of any other frequency range Telefônica already holds. See below the relevant expiration and renewal dates:

•	Brasil (“X” Band – 2500 MHz) until 2027 (associated to SMP service) to be renewed in October 18, 2024;

•	Alagoas, Ceará, Minas Gerais, Paraíba, Pernambuco, Piauí, Rio Grande do Norte, Sergipe (450 MHz) until 2027 (associated to STFC and SCM services) to be renewed in October 18, 2024;

•	Telefônica in the areas identified by the National Codes 13, 14, 15, 16, 17, 18 and 19, in the state of São Paulo (SP), until 2027 (associated to SMP and SCM services) to be renewed in October 18, 2024.

In September 2014, ANATEL auctioned off 6 blocks in the 700 MHz frequency. We acquired 3 blocks resulting in nationwide coverage in the 700 MHz frequency band. The spectrum licenses may be renewed in 2029.

In December 2015, ANATEL auctioned off the remaining spectrum lots in the 1800 MHz, 1900 MHz, 2500 MHz and 3500 MHz bands, Telefônica acquired seven lots of the 2500 MHz frequency band. These lots are associated to six different States, five of them the capital cities of the States of São Paulo, Rio de Janeiro, Rio Grande do Sul, Santa Catarina, and Tocantins and one city in the State of Mato Grosso do Sul. Such frequencies will be used for provision of 4G mobile services. The spectrum license may be for renewed in 2030.

The licenses above may be renewed; (i) only once; (ii) for an additional term of 15 (fifteen) years; and (iii) upon payment of 2% of our net revenues from usage charges in the applicable region in the previous year. The payment is also due every two years during the extension period.

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

According to Brazilian Laws, the transaction should be approved by both ANATEL and CADE. On December 22, 2014, ANATEL approved the transaction and imposed certain obligations, which include (1) the maintenance of current GVT services and plans within the same geographic scope in which GVT operated hitherto, requiring, in addition, that the successor company expand its operations to at least ten new municipalities within three years beginning on January 26, 2015; and (2) the waiver of the STFC license held by GVT within 18 months of ANATEL’s decisions, since the same economic group cannot hold more than one STFC license in the same geographic area. Telefônica has met both obligations.

On February 13, 2015, CADE’s superintendent board recommended the approval of the transaction subject to certain confidential commitments submitted by us and Vivendi. The commitments include the execution of two merger control agreements: the first between CADE and us and the second between CADE and Vivendi S.A. The GVT acquisition was reviewed by CADE’s administrative tribunal, which issued a favorable final decision.

On May 28, 2015, the Extraordinary General Shareholders Meeting of the company approved the acquisition of GVTPar, as well as the capital increase of the company in favor of Vivendi as partial funding of the purchase price of the shares of GVTPar and the merger of GVTPar into the company. Thus, the purchase price was paid in cash and kind and the acquisition was completed.

Moreover, the exchange of Telecom Italia, S.p.A. shares held by Telefónica for the Telefônica Brasil shares held by Vivendi was also completed.

On April 1, 2016, GVTPar and Operating GVT were merged into Telefônica Brasil S.A., as approved by the Extraordinary Shareholders Meeting of the relevant companies. This restructuring simplifies the corporate structure of the Telefónica Group in Brazil. As a result, the telecommunications services will be rendered by Telefônica Brasil S.A., and the other services by its subsidiaries.

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

On May 13, 2014, Law No. 12,973 was enacted aiming at aligning the taxable basis of federal taxes with the accounting basis assessed based on IFRS, which were adopted as the Brazilian accounting standards in 2008. According to such law, which is generally in effect as of 2015, dividends distributed out of accounting profits generated in 2014 and exceeding taxable profits (ascertained in accordance with the prior rules) will be subject to withholding tax at rates of 15% or 25%, depending on the location of the foreign shareholder, unless the distributing corporation elected to be subject to Law No. 12,973 in 2014, in which case, the accounting profits and taxable profits would be the same and there would be no excess dividends. As we chose to apply the new taxation rules for periods beginning on or after January 1, 2014, dividends paid by us that relate to profits generated on or after January 1, 2014 will not be subject to withholding tax.

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

Capital gains realized by non-Brazilian holders on the disposition of shares sold on the Brazilian stock exchange (which includes the transactions carried out on the organized over-the-counter market):

•	are subject to the withholding income tax at a zero percent rate, when realized by a non-Brazilian holder that (i) has registered its investment in Brazil before the Central Bank under the rules of the Brazilian Monetary Counsel (a “Registered Holder”), and (ii) is not a “Tax Haven Holder” (an investor domiciled in a Tax Haven jurisdiction, as defined by Ordinance No. 1,037); and

•	are subject to income tax at progressive rates ranging from 15% to 22.5% (for transactions executed after January 1, 2017) or at a flat rate of 15% (for transactions executed before January 1, 2017) when realized by (i) a non-Brazilian holder that is not a Registered Holder and is not a Tax Haven Holder; and

•	are subject to income tax at a rate of 25% when realized by a Tax Haven Holder, even if the Holder is a Registered Holder.

In the cases above in which tax is due, if the gains are related to transactions conducted on the Brazilian non-organized over-the-counter market with intermediation, the withholding income tax of 0.005% (pre-payment) is also applicable and can be offset against any income tax due on the capital gain.

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

Gains on the Exchange of ADSs for Preferred Shares

Although there is no clear regulatory guidance, the exchange of ADSs for shares should not be subject to Brazilian tax if the shares are registered under CMN Resolution No. 4,373 and the respective holder is not a Tax Haven Holder. If the preferred shares are not so registered or the holder is a Tax Haven Holder, the deposit of preferred shares in exchange for ADSs may be subject to Brazilian capital gains tax at progressive rates ranging from 15% to 22.5% (if the exchange is executed after January 1, 2017) or at a flat rate of 15% (if the exchange is executed before January 1, 2017). Non-Brazilian holders may exchange ADSs for the underlying preferred shares, sell the preferred shares on a Brazilian stock exchange and remit abroad the proceeds of the sale within five business days from the date of exchange (in reliance on the depositary’s electronic registration), with no tax consequences.

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

Discussion on Tax Haven Jurisdictions

Until December 2008, under Brazilian tax laws, a “Tax Haven Jurisdiction” was defined as a country or location that does not impose taxation on income or imposes the income tax at a rate lower than 20%. Some amendments were implemented in connection with the concept of Tax Haven Jurisdiction via the enactment of Law No. 11,727/08, in force as of January 2009, in order to include in the definition of Tax Haven Jurisdiction any country or location which imposes restrictions on the disclosure of shareholding composition or the ownership of an investment.

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

In any scenario (transactions executed before or after 2017), if the nonresidents located in tax haven jurisdictions (a country which does not impose any income tax, which imposes it at a maximum rate lower than 20.0%, or in which the laws impose restrictions on the disclosure of ownership composition or securities ownership or the identification of the effective beneficiary of income attributed to nonresident holders, as listed in Normative Instruction 1,037/10) capital gain tax will be levied at the flat rate of 25%.

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

Tax on Foreign Exchange Transactions (the “IOF/Exchange Tax”)

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

Tax on Transactions Involving Bonds and Securities (“IOF/Bonds Tax”)

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

U.S. Federal Income Tax Considerations

The following are the material U.S. federal income tax consequences to U.S. Holders (as defined below) of owning and disposing of preferred shares or ADSs, but this is not a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to hold such securities. The discussion applies only to U.S. Holders that hold preferred shares or ADSs as capital assets for U.S. federal income tax purposes, and it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including alternative minimum tax consequences, the potential application of the provisions of the Internal Revenue Code of 1986 (the “Code”) known as the Medicare contribution tax, the effects of any state, local or non-U.S. tax laws and tax consequences applicable to U.S. Holders subject to special rules, such as:

•	certain financial institutions;

•	dealers or traders in securities who use a mark-to-market method of tax accounting;

•	persons holding preferred shares or ADSs as part of a hedge, “straddle,” integrated transaction or similar transaction;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	entities classified as partnerships or other pass-through entities for U.S. federal income tax purposes;

•	tax-exempt organizations;

•	regulated investment companies;

•	real estate investment trusts;

•	insurance companies;

•	persons that own or are deemed to own 10% or more of our voting stock;

•	persons who acquired our preferred shares or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation; or

•	persons holding preferred shares or ADSs in connection with a trade or business conducted outside of the United States.

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

This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed U.S. Treasury regulations, all as of the date hereof. These laws are subject to change, possibly on a retroactive basis. This discussion is also based in part on representations by the depositary and assumes that each obligation under the Deposit Agreement and any related agreement will be performed in accordance with its terms.

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

Taxation of Distributions

Distributions paid on preferred shares or ADSs (including distributions to shareholders that are treated as interest on shareholders’ equity for Brazilian tax purposes) will generally be treated as dividends to the extent paid out of current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Subject to applicable limitations that may vary depending upon your circumstances and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid by “qualified foreign corporations” to certain noncorporate U.S. Holders are taxable at the rates applicable to long-term capital gains. A foreign corporation is treated as a “qualified foreign corporation” with respect to dividends paid on stock that is readily tradable on a securities market in the United States, such as the NYSE, where our ADSs are traded. You should consult your tax adviser regarding the availability of the reduced tax rate on dividends in your particular circumstances.

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

Sale, Redemption or Other Disposition of Preferred Shares or ADSs

For U.S. federal income tax purposes, gain or loss you realize on the sale, redemption or other disposition of preferred shares or ADSs will generally be capital gain or loss, and will generally be long-term capital gain or loss if you held the preferred shares or ADSs for more than one year, provided, in the case of a redemption of preferred shares, that you do not own, and are not deemed to own, any of our voting stock. The amount of your gain or loss will equal the difference between your tax basis in the preferred shares or ADSs disposed of and the amount realized on the disposition, in each case, as determined in U.S. dollars. If a Brazilian tax on gains is withheld on the sale or disposition of preferred shares or ADSs, a U.S. Holder’s amount realized will include the gross amount of the proceeds of such sale or disposition before deduction of the Brazilian tax. See “—Brazilian Tax Considerations—Taxation of Gains” for a description of when a disposition may be subject to taxation by Brazil. Such gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. U.S. Holders should consult their tax advisers as to whether the Brazilian tax on gains may be creditable against their U.S. federal income tax on foreign-source income from other sources.

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

Persons depositing or withdrawing shares, receiving distributions or holding ADSs on the applicable record date, as applicable, must pay:		For:
Up to U.S. $5.00 per 100 ADSs (or fraction thereof) issued	•	Issuance of ADSs upon deposit of Shares, excluding issuances as a result of distributions

Up to U.S. $5.00 per 100 ADSs (or fraction thereof) surrendered	•	Delivery of deposited securities against surrender of ADSs

Up to U.S. $5.00 per 100 ADSs (or fraction thereof) held	•	Distribution of cash dividends or other cash distributions (i.e., sale of rights and other entitlements)

	•	Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs

	•	Distribution of securities other than ADSs or rights to purchase additional ADSs (i.e., spin-off shares)

	•	Depositary services

Registration or transfer fees	•	Registration of shares or other deposited securities on the share register and applicable to transfers of shares or other deposited securities to or from the name of the custodian, the depositary or any nominees upon the making of deposits and withdrawals, respectively

Expenses and charges of the depositary	•	Cable, telex and facsimile transmissions and delivery expenses as are expressly provided in the deposit agreement

	•	Conversion of foreign currency

Taxes (including applicable interest and penalties) and other governmental charges	•	As necessary

Persons depositing or withdrawing shares, receiving distributions or holding ADSs on the applicable record date, as applicable, must pay:		For:
Fees and expenses incurred by the depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to shares, deposited securities, ADSs and ADRs	•	As necessary

Fees and expenses incurred by the depositary, the custodian, or any nominee in connection with the servicing or delivery of deposited property	•	As necessary

On January 28, 2013, we entered into a deposit agreement with Citibank N.A., pursuant to which Citibank N.A. became our depositary.

Citibank N.A. has agreed to reimburse us for expenses related to establishment and maintenance expenses of the ADS program. The depositary has agreed to reimburse us for our continuing annual stock exchange listing fees. The depositary has also agreed to pay the standard out-of-pocket maintenance costs for the ADRs, which consist of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls. It has also agreed to reimburse us annually for certain investor relations programs or special investor relations promotional activities. In certain instances, the depositary has agreed to provide additional payments to us based on any applicable performance indicators relating to the ADR facility. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. During 2016, we received from Citibank N.A., our depositary, US$3.8 million, for the services described above.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

As of December 31, 2016, we were not in default under any of our obligations and there were no dividend arrearages or delinquencies.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, are responsible for establishing and maintaining our disclosure controls and procedures. These controls and procedures were designed to ensure that information relating to us required to be disclosed in the reports that we file under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We evaluated these disclosure controls and procedures under the supervision of our CEO and CFO as of December 31, 2016. Based on this evaluation, our CEO and CFO concluded that our disclosure controls and procedures were adequate and effective and were designed to ensure that material information relating to us and our consolidated subsidiaries are made known to them by others within those entities to allow timely decisions relating to the required disclosure.

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

Management evaluated the effectiveness of internal control over financial reporting under the supervision of our Chief Executive Officer, or CEO and Chief Financial Officer or CFO as of December 31, 2016 based on the criteria set out in the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework, or the 2013 framework, and concluded that, as of December 31, 2016, our internal control over financial reporting was adequate and effective.

Report of the Registered Public Accounting Firm

Ernst & Young Auditores Independentes S.S., the independent registered public accounting firm that has audited our consolidated financial statements, has issued a report on the effectiveness of our internal control over financial reporting as of December 31, 2016. This report appears on page F-3.

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

The expenses accrued in respect of the fees for services rendered by Ernst & Young Auditores Independentes S.S. our independent auditor for the fiscal years ended December 31, 2016, December 31, 2015 and December 31, 2014 are detailed in the chart below:

	2016	2015	2014
	(in millions of reais)
Audit Fees	12.3	8.9	7.1
Audit-Related Fees	0.3	1.5	1.9
Total	12.6	10.4	9.0

Audit Fees

Services included under this heading are mainly the audit of the annual and reviews of interim financial statements, work to comply with the requirements of the Sarbanes-Oxley Act (Section 404) and the review of the 20-F report to be filed with US Securities and Exchange Commission (SEC).

Audit-Related Fees

This heading mainly includes services related to the review of the information required by regulatory authorities and the review of corporate responsability reports.

Pre-Approval Policies and Procedures

Our Control and Audit committee evaluates the results of all audit and audit-related services provided by our auditors. Our Control and Audit committee has the authority to approve services to be provided by our auditors that are not specifically included within the scope of the audit. Our Board of Directors, with advice from the Control and Audit Committee, is responsible for authorizing the audit services provided by Ernst & Young Auditores Independentes S.S., our former auditors, and PriceWaterhouseCoopers Auditores Independentes, our current auditors. Non-audit services are required to be pre-approved by the Control and Audit Committee pursuant to the policy for pre-approval of no audit services.

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

Until December 31, 2016, the Company had not effected any repurchase of shares within the plan.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

The Board of Directors of Telefônica Brasil approved, at a Meeting held on December 9, 2016, the appointment of PricewaterhouseCoopers Auditores Independentes as the independent registered public accounting firm of Telefônica Brasil S.A. and its consolidated group of companies to provide audit services for the year ending December 31, 2017, 2018 and 2019, replacing Ernst & Young Auditores Independentes S.S.

As a consequence, Ernst & Young Auditores Independentes S.S. was released as the independent registered public accounting firm of the Company as of February 22, 2017. The change of auditors was made pursuant to prevailing corporate governance practice and not the result of Ernst & Young Auditores Independentes S.S.’s resignation, dismissal or declination to stand for re-election.

The reports of Ernst & Young Auditores Independentes S.S. on the audits related to the Consolidated Financial Statements and the effectiveness of internal control over financial reporting for the past two fiscal years did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. There was no disagreement whatsoever relating to the years ended December 31, 2016 and 2015, and the period from January 1, 2017 through February 22, 2017 with Ernst & Young Auditores Independentes S.S. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of the Ernst & Young Auditores Independentes S.S. would have caused them to make reference to the subject matter of the disagreement in connection with their reports.

We have provided a copy of the above statements to Ernst & Young Auditores Independentes S.S. and requested that Ernst & Young Auditores Independentes S.S. furnish us with a letter addressed to the SEC stating whether or not they agree with the above disclosure. A copy of that letter, dated February 22, 2017 is filed as an exhibit to this Annual Report.

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

The Brazilian Corporate Law and our bylaws require that our directors be elected by our shareholders at a general shareholders meeting. Eleven of our directors were appointed by our common shareholders, and one director was appointed by representatives of our minority preferred shareholders. Eight of our directors are independent in accordance with the rules of BM&FBovespa’s Novo Mercado.

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

In addition to our statutory Fiscal Board, we have established a Control and Audit Committee as a best corporate governance practice to comply with the requirements of the Sarbanes-Oxley Act as described in “Item 6. Directors, Senior Management and Employees—C. Board Practices—Committees—Control and Audit Committee.” Our Control and Audit Committee and comprises a minimum of three and a maximum of five directors, who are not members of our Board of Executive Officers, and who are appointed by the Board of Directors to serve as members of the Control and Audit Committee for the duration of their respective terms as members of the Board of Directors. All members of the Audit Committee are considered independent in accordance with rules generally accepted in Brazil. The Committee has its own charter, which was approved by the Board of Directors. The Committee provides support to the Board of Directors and is charged with informing and providing recommendations to the Board of Directors regarding the following:

•	the appointment of the independent auditors, as well as the terms and conditions of their contracts, the reach of their professional mandate and, if necessary, their termination and renewal;

•	the analysis of the company’s accounts, compliance with certain legal requirements and the adoption of generally accepted accounting principles;

•	the results of each internal and independent audit and management’s response to the auditor’s recommendations;

•	the quality and integrity of the company’s internal control systems;

•	the performance of the independent auditors’ contracts, requesting that their opinions on the company’s annual reports and the contents of the main audit reports be clear and precise; and

•	any communications with the internal auditors about any significant deficiencies in our control systems and identified financial conditions.

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this Item.

ITEM 18.	FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-102.

ITEM 19.	EXHIBITS

Exhibit number	Description
1.1	Bylaws of Telefônica Brasil S.A., as amended (unofficial English translation).

2.1	Deposit Agreement dated as of January 28, 2013, among Telefônica Brasil S.A., Citibank, N.A., as Depositary, and Owners and Beneficial Owners of American Depositary Receipts issued thereunder. (Incorporated by reference to Exhibit 99 (A) to our Registration Statement of American Depositary Receipt shares on Form F-6 (No. 333-201244), filed with the SEC on December 23, 2014)

4.1	Contract and Justification of the Merger of Telefônica Data Brasil Holding S.A. into Telecomunicações De São Paulo S.A. – TELESP and Partial Spin-Off of Telefônica Empresas S.A. dated March 9, 2006. (Incorporated by reference to Exhibit B to our Form CB, filed with the SEC on March 14, 2006)

4.2	Grant Contract for Fixed Commuted Telephone Service in Local Modality (Sector 31) between Agência Nacional De Telecomunicações and Telecomunicações De São Paulo S.A. – TELESP dated June 30, 2011 (unofficial English translation). (Incorporated by reference to Exhibit 4(B).1 to our Annual Report on Form 20-F for the year ended December 31, 2011, filed with the SEC on April 20, 2012)

4.3	Grant Contract for Fixed Commuted Telephone Service in Long-Distance Modality (Sector 31) between Agência Nacional De Telecomunicações and Telecomunicações De São Paulo S.A. – TELESP dated June 30, 2011 (unofficial English translation). (Incorporated by reference to Exhibit 4(B).2 to our Annual Report on Form 20-F for the year ended December 31, 2011, filed with the SEC on April 20, 2012)

4.4	Certificate of Authorization to Provide Multimedia Communication Service between Agência Nacional de Telecomunicações – ANATEL and Global Telecom S.A. dated March 19, 2004 (English language summary). (Incorporated by reference to Exhibit 4(B).1 to our Annual Report on Form 20-F for the year ended December 31, 2012, filed with the SEC on March 20, 2013)

4.5	Authorization Agreement of the Personal Mobile Service (Region II) between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A. dated January 18, 2010 (English language summary). (Incorporated by reference to Exhibit 4.3 to our Annual Report on Form 20-F for the year ended December 31, 2013, filed with the SEC on March 19, 2014)

4.6	Authorization Agreement of the Personal Mobile Service (Region III) between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A. dated January 18, 2010 (English language summary). (Incorporated by reference to Exhibit 4.4 to our Annual Report on Form 20-F for the year ended December 31, 2013, filed with the SEC on March 19, 2014)

4.7	Authorization Agreement to Provide Commuted Fixed Telephone Service in Local Modality (Regions I and II) between Agência Nacional De Telecomunicações and Telefônica Brasil S.A. dated September 5, 2011 (English language summary). (Incorporated by reference to Exhibit 4.5 to our Annual Report on Form 20-F for the year ended December 31, 2013, filed with the SEC on March 19, 2014)

Exhibit number	Description
4.8	Certificate of Authorization to Provide Commuted Fixed Telephone Service in National Long-Distance Modality (Regions I and II) between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A. dated September 5, 2011 (English language summary). (Incorporated by reference to Exhibit 4.6 to our Annual Report on Form 20-F for the year ended December 31, 2013, filed with the SEC on March 19, 2014)

4.9	Certificate of Authorization to Provide Commuted Fixed Telephone Service in International Long-Distance Modality (Regions I and II) between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A. dated September 5, 2011 (English language summary). (Incorporated by reference to Exhibit 4.7 to our Annual Report on Form 20-F for the year ended December 31, 2013 filed with the SEC on March 19, 2014)

4.10	Authorization Agreement of the Personal Mobile Service (Region I) between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A. dated February 7, 2012 (English language summary). (Incorporated by reference to Exhibit 4.8 to our Annual Report on Form 20-F for the year ended December 31, 2013, filed with the SEC on March 19, 2014)

4.11	Authorization Agreement for Spectrum Blocks Associated with Personal Mobile Service (Region III) between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A. dated October 16, 2012 (English language summary). (Incorporated by reference to Exhibit 4.9 to our Annual Report on Form 20-F for the year ended December 31, 2013, filed with the SEC on March 19, 2014)

4.12	Authorization Agreement for Spectrum Blocks Associated with Personal Mobile Service (Region II) between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A. dated October 16, 2012 (English language summary). (Incorporated by reference to Exhibit 4.10 to our Annual Report on Form 20-F for the year ended December 31, 2013 filed with the SEC on March 19, 2014)

4.13	Authorization Agreement for Spectrum Blocks Associated with Personal Mobile Service (Region III) between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A. dated October 16, 2012 (English language summary). (Incorporated by reference to Exhibit 4.11 to our Annual Report on Form 20-F for the year ended December 31, 2013, filed with the SEC on March 19, 2014)

4.14	Authorization Agreement for Spectrum Blocks Associated with Personal Mobile Service and Multimedia Communication (Areas identified by the National Codes 13, 14, 15, 16, 17, 18 and 19, in the state of São Paulo) between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A. dated October 16, 2012 (English language summary). (Incorporated by reference to Exhibit 4.12 to our Annual Report on Form 20-F for the year ended December 31, 2013, filed with the SEC on March 19, 2014)

4.15	Authorization Agreement for Spectrum Blocks Associated with Personal Mobile Service and Multimedia Communication (States of Alagoas, Ceará, Minas Gerais, Paraíba, Pernambuco, Piauí, Rio Grande do Norte and Sergipe) between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A. dated October 16, 2012 (English language summary). (Incorporated by reference to Exhibit 4.13 to our Annual Report on Form 20-F for the year ended December 31, 2013, filed with the SEC on March 19, 2014)

4.16	Authorization Agreement for Conditional Access Service in the entire Brazilian territory between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A. dated March 18, 2013 (Incorporated by reference to Exhibit 4.14 to our Annual Report on Form 20-F for the year ended December 31, 2013, filed with the SEC on March 19, 2014)

Exhibit number	Description
4.17	Authorization Agreement for Conditional Access Service in the entire Brazilian territory between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A. dated March 18, 2013 (Incorporated by reference to Exhibit 4.15 to our Annual Report on Form 20-F for the year ended December 31, 2013, filed with the SEC on March 19, 2014)

4.18	Authorization Agreement for Conditional Access Service in the entire Brazilian territory between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A. dated March 18, 2013 (Incorporated by reference to Exhibit 4.16 to our Annual Report on Form 20-F for the year ended December 31, 2013, filed with the SEC on March 19, 2014)

4.19	Authorization Agreement for Conditional Access Service in the entire Brazilian territory between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A. dated March 18, 2013 (Incorporated by reference to Exhibit 4.17 to our Annual Report on Form 20-F for the year ended December 31, 2013, filed with the SEC on March 19, 2014)

4.20	Authorization Agreement for Conditional Access Service in the entire Brazilian territory between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A. dated March 18, 2013 (Incorporated by reference to Exhibit 4.18 to our Annual Report on Form 20-F for the year ended December 31, 2013, filed with the SEC on March 19, 2014)

4.21	Authorization Agreement for Conditional Access Service in the entire Brazilian territory between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A. dated March 18, 2013 (Incorporated by reference to Exhibit 4.19 to our Annual Report on Form 20-F for the year ended December 31, 2013, filed with the SEC on March 19, 2014)

4.22	Authorization Agreement for Radiofrequency Blocks Associated with Personal Mobile Service (States of Rio de Janeiro, Minas Gerais, Espírito Santo, Bahia, Sergipe, Alagoas, Pernambuco, Paraíba, Rio Grande do Norte, Ceará and Piauí) between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A. dated December 2, 2014 (Incorporated by reference to Exhibit 4.22 to our Annual Report on Form 20-F for the year ended December 31, 2015, filed with the SEC on February 27, 2015).

4.23	Authorization Agreement for Radiofrequency Blocks Associated with Personal Mobile Service (Federal District of Brasilia and the States of Rio Grande do Sul, Santa Catarina, Paraná, Mato Grosso do Sul, Mato Grosso, Goiás, Tocantins and Rondônia.) between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A. dated December 2, 2014 (Incorporated by reference to Exhibit 4.23 to our Annual Report on Form 20-F for the year ended December 31, 2015, filed with the SEC on February 27, 2015).

4.24	Authorization Agreement for Radiofrequency Blocks Associated with Personal Mobile Service (State of São Paulo) between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A. dated December 2, 2014 (Incorporated by reference to Exhibit 4.24 to our Annual Report on Form 20-F for the year ended December 31, 2015, filed with the SEC on February 27, 2015).

4.25	Stock Purchase Agreement and Other Covenants, dated as of September 18, 2014, by and among Vivendi S.A., Société d’Investissements et de Gestion 72 S.A. and Société d’Investissements et de Gestion 108 SAS, as sellers, Telefônica Brasil S.A., as purchaser, and GVTPar, GVT Operadora and Telefónica, S.A. (Incorporated by reference to Exhibit 4.25 to our Annual Report on Form 20-F for the year ended December 31, 2015, filed with the SEC on February 27, 2015) †

8.1	List of Subsidiaries

11.1	Code of Ethics of Telefônica Brasil S.A. (Incorporated by reference to Exhibit 11.1 to our Annual Report on Form 20-F for the year ended December 31, 2005 filed with the SEC on April 12, 2006)

Exhibit number	Description
12.1	Section 302 Certification of the Chief Executive Officer.

12.2	Section 302 Certification of the Chief Financial Officer.

13.1	Section 906 Certification of the Chief Executive Officer.

13.2	Section 906 Certification of the Chief Financial Officer.

15.1	Letter from Ernst & Young Auditores Independentes S.S dated February 22, 2017 addressed to the SEC agreeing with the statements Telefônica Brasil S.A. made in “Item 16F. Change In Registrant’s Certifying Accountant” of this Form.

†	Confidential information has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to this omitted information.

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

TELEFÔNICA BRASIL S.A.

By:		/s/ Eduardo Navarro de Carvalho
	Name:	Eduardo Navarro de Carvalho
	Title:	Chief Executive Officer

By:		/s/ David Melcon Sanchez-Friera
	Name:	David Melcon Sanchez-Friera
	Title:	Chief Financial Officer

Date: February 23, 2017

Telefônica Brasil S.A.

Consolidated Financial Statements

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

Telefônica Brasil S.A.

We have audited the accompanying consolidated balance sheets of Telefônica Brasil S.A. (the “Company”) and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Telefônica Brasil S.A. and subsidiaries at December 31, 2016 and 2015, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States). Telefônica Brasil S.A. and subsidiaries’ internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) and our report dated February 22, 2017 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG Auditores Independentes S.S.

São Paulo, Brazil

February 22, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

Telefônica Brasil S.A.

We have audited Telefônica Brasil S.A. (the “Company”) and subsidiaries’ internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) (the COSO criteria). Telefônica Brasil S.A. and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company and subsidiaries’ internal control over financial reporting based on our audit.

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

In our opinion, Telefônica Brasil S.A. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Telefônica Brasil S.A. and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2016 and our report dated February 22, 2017 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG Auditores Independentes S.S.

São Paulo, Brazil

February 22, 2017

Telefônica Brasil S.A.

Consolidated Balance Sheets

December 31, 2016 and 2015

(In thousands of reais)

ASSETS	Note	12.31.16	12.31.15

CURRENT ASSETS		18,398,995	17,909,303
Cash and cash equivalents	5	5,105,110	5,336,845
Trade accounts receivable, net	6	8,701,688	8,285,319
Inventories, net	7	410,413	603,631
Taxes recoverable	8.a	3,027,230	2,521,292
Judicial deposits and garnishments	9	302,424	235,343
Derivative financial instruments	33	68,943	81,306
Prepaid expenses	10	343,092	356,446
Dividend and interest on equity	18	-	489
Other assets	11	440,095	488,632

NONCURRENT ASSETS		83,667,264	83,775,761
Short-term investments pledged as collateral		78,166	109,864
Trade accounts receivable, net	6	305,411	330,451
Taxes recoverable	8.a	476,844	409,653
Deferred taxes	8.b	27,497	711,590
Judicial deposits and garnishments	9	6,049,142	5,518,120
Derivative financial instruments	33	144,050	417,558
Prepaid expenses	10	36,430	30,609
Other assets	11	55,565	62,799
Investments	12	85,745	101,161
Property, plant and equipment, net	13	31,924,918	30,476,765
Intangible assets, net	14	44,483,496	45,607,191

TOTAL ASSETS		102,066,259	101,685,064

The accompanying notes are an integral part of these Consolidated Financial Statements.

Telefônica Brasil S.A.

Consolidated Balance Sheets

December 31, 2016 and 2015

(In thousands of reais)

LIABILITIES AND EQUITY	Note	12.31.16	12.31.15

CURRENT LIABILITIES		20,438,575	17,981,713
Personnel, social charges and benefits	15	760,643	698,846
Trade accounts payable	16	7,611,246	8,373,235
Taxes, charges and contributions	17	1,770,731	1,716,002
Loans and financing	21	2,542,975	2,222,067
Debentures	21	2,120,504	120,924
Dividend and interest on equity	18	2,195,031	2,209,362
Provisions	19	1,183,623	914,377
Derivative financial instruments	33	183,212	151,686
Deferred revenue	20	429,853	564,557
Other liabilities	22	1,640,757	1,010,657

NONCURRENT LIABILITIES		12,383,265	15,136,109
Personnel, social charges and benefits	15	11,016	19,808
Trade accounts payable	16	71,907	67,742
Taxes, charges and contributions	17	49,131	87,018
Loans and financing	21	3,126,792	4,454,509
Debentures	21	1,433,803	3,423,790
Provisions	19	6,625,638	5,890,319
Derivative financial instruments	33	1,404	82,421
Deferred revenue	20	511,786	359,237
Other liabilities	22	551,788	751,265

TOTAL EQUITY		69,244,419	68,567,242

EQUITY		69,244,419	68,567,242
Capital	23	63,571,416	63,571,416
Capital reserves	23	1,272,581	1,347,952
Income reserves	23	2,474,974	2,410,571
Premium on acquisition of interests	23	-	(75,388)
Other comprehensive income	23	11,461	25,468
Additional proposed dividends	23	1,913,987	1,287,223

TOTAL LIABILITIES AND EQUITY		102,066,259	101,685,064

The accompanying notes are an integral part of these Consolidated Financial Statements.

Telefônica Brasil S.A.

Consolidated Income Statements

For the years ended December 31, 2016, 2015 and 2014

(In thousands of reais, except earnings per share data)

	Note	12.31.16	12.31.15	12.31.14
Net operating revenue	24	42,508,459	40,286,815	34,999,969
Cost of sales	25	(20,823,014)	(20,345,076)	(17,222,675)
Gross profit		21,685,445	19,941,739	17,777,294
Operating income (expenses)		(15,317,426)	(14,702,141)	(12,668,265)
Selling expenses	25	(12,455,366)	(12,005,477)	(10,466,725)
General and administrative expenses	25	(2,793,386)	(2,142,459)	(1,803,803)
Other operating income	26	968,479	538,239	510,628
Other operating expenses	26	(1,037,153)	(1,092,444)	(908,365)

Operating income		6,368,019	5,239,598	5,109,029
Financial income	27	2,781,359	4,728,665	1,983,386
Financial expenses	27	(4,015,900)	(5,576,843)	(2,345,381)
Equity pickup	12	1,244	2,036	6,940
Income before taxes		5,134,722	4,393,456	4,753,974
Income and social contribution taxes	28	(1,049,480)	(973,207)	182,685
Net income for the year		4,085,242	3,420,249	4,936,659

Basic and diluted earnings per common share (in R$)	23	2.27	2.15	4.12
Basic and diluted earnings per preferred share (in R$)	23	2.50	2.37	4.53

The accompanying notes are an integral part of these Consolidated Financial Statements.

Telefônica Brasil S.A.

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2016, 2015 and 2014

(In thousands of reais)

	Note	12.31.16	12.31.15	12.31.14
Net income for the year		4,085,242	3,420,249	4,936,659
Other comprehensive income (losses): Gains (losses) – derivative financial instruments	33	4,803	(344,610)	335,169
Taxes		(1,633)	117,168	(113,958)
		3,170	(227,442)	221,211

Unrealized gains (losses) on investments available for sale	12	83	(1,870)	(7,643)
Taxes		(28)	636	2,599
		55	(1,234)	(5,044)
Cumulative translation adjustments - operations in foreign currency	12	(17,232)	21,679	(551)
Other comprehensive income (losses) to be reclassified to gains (losses) in subsequent periods		(14,007)	(206,997)	215,616

Actuarial gains (losses) and limitation effect of the assets of surplus plans	32	(236,767)	401,500	(55,343)
Taxes		80,501	(136,510)	18,817
		(156,266)	264,990	(36,526)

Other comprehensive losses not to be reclassified to gains (losses) in subsequent periods		(156,266)	264,990	(36,526)
Total other comprehensive income (loss)		(170,273)	57,993	179,090

Comprehensive income for the year		3,914,969	3,478,242	5,115,749

The accompanying notes are an integral part of these Consolidated Financial Statements.

Telefônica Brasil S.A.

Consolidated Statements of Changes in Equity

For the years ended December 31, 2016, 2015 and 2014

(In thousands of reais)

			Capital Reserves		Income Reserves
	Capital	Premium on acquisition of interest	Other Capital Reserves	Treasury Stock	Legal Reserve	Expansion and Modernization Reserve	Tax Incentive Reserve	Retained Earnings	Additional Proposed Dividends	Others Comprehensive income	Total Equity
Balances at December 31, 2013	37,798,110	(70,448)	2,799,004	(112,107)	1,285,797	-	1,699	-	1,175,538	16,849	42,894,442
Payment of additional dividend for 2013	-	-	-	-	-	-	-	-	(1,175,538)	-	(1,175,538)
Prescribed equity instruments	-	-	-	-	-	-	-	207,442	-	-	207,442
Corporate Income Tax Return (DIPJ) adjustments – Tax incentives	-	-	-	-	-	-	150	(150)	-	-	-
Other comprehensive income	-	-	-	-	-	-	-	(36,526)	-	215,616	179,090
Net income for the year	-	-	-	-	-	-	-	4,936,659	-	-	4,936,659
Allocation of income:
Legal reserve	-	-	-	-	246,833	-	-	(246,833)	-		-
Interim interest on equity	-	-	-	-	-	-	-	(2,092,000)	-	-	(2,092,000)
Additional dividend proposed	-	-	-	-	-	-	-	(2,768,592)	2,768,592	-	-
Balances at December 31, 2014	37,798,110	(70,448)	2,799,004	(112,107)	1,532,630	-	1,849	-	2,768,592	232,465	44,950,095
Payment of additional dividend for 2014	-	-	-	-	-	-	-	-	(2,768,592)	-	(2,768,592)
Prescribed equity instruments	-	-	-	-	-	-	-	494,001	-	-	494,001
Corporate Income Tax Return (DIPJ) adjustments – Tax incentives	-	-	-	-	-	-	5,079	(5,079)	-	-	-
Cancelation of treasury shares according to the Special Shareholders' Meeting of 3/12/15	-	-	(112,107)	112,107	-	-	-	-	-	-	-
Capital increase – Special Shareholders’ Meeting of 04/28/15	15,812,000	-	-	-	-	-	-	-	-	-	15,812,000
Direct costs on capital increase (net of taxes) according to the Special Shareholders Meeting of 04/28/15	-	-	(58,657)	-	-	-	-	-	-	-	(58,657)
Capital increase – Special Shareholders’ Meeting of 04/30/15	295,285	-	-	-	-	-	-	-	-	-	295,285
Direct costs on capital increase (net of taxes) according to the Special Shareholders Meeting of 04/30/15	-	-	(3,776)	-	-	-	-	-	-	-	(3,776)
Capital increase – Merger of GVTPart shares – Special Shareholders’ Meeting of 05/28/15	9,666,021	-	(1,188,707)	-	-	-	-	-	-	-	8,477,314
Dissenters' right – Acquisition of GVTPart.	-	-	-	(87,805)	-	-	-	-	-	-	(87,805)
Premium on acquisition of equity interest by TData	-	(4,940)	-	-	-	-	-	-	-	-	(4,940)
Other comprehensive income (loss)	-	-	-	-	-	-	-	264,990	-	(206,997)	57,993
Net income for the year	-	-	-	-	-	-	-	3,420,249	-	-	3,420,249
Allocation of income:
Legal reserve	-	-	-	-	171,013	-	-	(171,013)	-	-	-
Interim interest on equity	-	-	-	-	-	-	-	(1,745,925)	-	-	(1,745,925)
Interim dividends	-	-	-	-	-	-	-	(270,000)	-	-	(270,000)
Expansion and Modernization Reserve	-	-	-	-	-	700,000	-	(700,000)	-	-	-
Additional dividend proposed	-	-	-	-	-	-	-	(1,287,223)	1,287,223	-	-
Balances at December 31, 2015	63,571,416	(75,388)	1,435,757	(87,805)	1,703,643	700,000	6,928	-	1,287,223	25,468	68,567,242
Payment of additional dividend for 2015	-	-	-	-	-	-	-	-	(1,287,223)	-	(1,287,223)
Prescribed equity instruments	-	-	-	-	-	-	-	221,559	-	-	221,559
Reclassification premium on acquisition of equity interest	-	75,388	(75,388)	-	-	-	-	-	-	-	-
Preferred shares delivered referring to the legal process of expansion plan	-	-	2	15	-	-	-	-	-	-	17
Corporate Income Tax Return (DIPJ) adjustments – Tax incentives	-	-	-	-	-	-	10,141	(10,141)	-	-	-
Other comprehensive income (loss)	-	-	-	-	-	-	-	(156,266)	-	(14,007)	(170,273)
Net income for the year	-	-	-	-	-	-	-	4,085,242	-	-	4,085,242
Allocation of income:
Legal reserve	-	-	-	-	204,262	-	-	(204,262)	-	-	-
Interim interest on equity	-	-	-	-	-	-	-	(2,172,145)	-	-	(2,172,145)
Reversal expansion and modernization reserve	-	-	-	-	-	(700,000)	-	700,000	-	-	-
Expansion and modernization reserve	-	-	-	-	-	550,000	-	(550,000)	-	-	-
Additional dividend proposed	-	-	-	-	-	-	-	(1,913,987)	1,913,987	-	-
Balances at December 31, 2016	63,571,416	-	1,360,371	(87,790)	1,907,905	550,000	17,069	-	1,913,987	11,461	69,244,419

 The accompanying notes are an integral part of these Consolidated Financial Statements.

Telefônica Brasil S.A.

Consolidated Statements of Cash Flows

For the years ended December 31, 2016, 2015 and 2014

(In thousands of reais)

	12.31.16	12.31.15	12.31.14
Operating activities

Adjustments to reconcile profit before tax to net cash flows:
Income before taxes	5,134,722	4,393,456	4,753,974
Depreciation and amortization	7,654,406	6,814,951	5,295,589
Foreign exchange losses on loans and derivative financial instruments	75,075	613,927	96,036
Monetary (gains) losses	620,570	299,544	(4,990)
Equity pickup	(1,244)	(2,036)	(6,940)
Losses (gains) on write-off/sale of assets	(451,215)	66,029	37,934
Provision for impairment - accounts receivable	1,348,221	1,230,675	896,336
Increase (decrease) of trade accounts payable	273,664	265,072	(234,967)
Provision (write-offs and reversals of) for impairment – inventories	(36,898)	(35,692)	(29,062)
Pension plans and other post-employment benefits	5,243	36,666	33,691
Provisions for tax, labor, civil and regulatory contingencies	985,176	1,014,080	546,204
Interest expense, net	1,049,553	919,908	662,944
Increase (decrease) divestiture	(32,924)	(8,448)	10,931
Increase (decrease) customer loyalty program	(39,683)	3,223	907
Other	(3)	(8)	-

Working capital adjustments:
Trade accounts receivable	(1,739,550)	(1,841,659)	(1,859,857)
Inventories	230,116	(81,820)	54,876
Taxes recoverable	(823,360)	(616,012)	(235,559)
Prepaid expenses	105,845	111,288	59,463
Other current assets	10,942	(104,706)	30,561
Other noncurrent assets	12,260	(159,315)	29,612
Personnel, social charges and benefits	53,005	(169,220)	260,109
Trade accounts payable	(707,998)	178,043	539,136
Taxes, charges and contributions	601,970	106,829	617,886
Other current liabilities	(510,583)	(992,525)	(538,693)
Other noncurrent liabilities	(881,927)	(798,589)	(48,740)
	12,935,383	11,243,661	10,967,381

Interest paid	(926,223)	(949,386)	(800,302)
Income and social contribution taxes paid	(568,335)	(397,070)	(782,860)
Total cash generated by operating activities	11,440,825	9,897,205	9,384,219

The accompanying notes are an integral part of these Consolidated Financial Statements.

Telefônica Brasil S.A.

Consolidated Statements of Cash Flows (Continued)

For the years ended December 31, 2016, 2015 and 2014

(In thousands of reais)

	12.31.16	12.31.15	12.31.14

Investing activities

Cash paid for acquisition of companies, net of cash acquired	-	(8,528,986)	-
Additions to PP&E, intangible assets and others	(7,470,869)	(6,792,895)	(7,535,011)
Cash received from sale of PP&E items	778,819	19,902	21,128
Net payment of derivative contracts on acquisition of GVT	-	682,695	-
Redemption of investments in guarantee	-	-	4,567
Increase in judicial deposits	(202,525)	(6,431)	(104,707)
Dividend and interest on equity received	3	8	6,381
Total cash used in investing activities	(6,894,572)	(14,625,707)	(7,607,642)

Financing activities

Payment of loans, financing and debentures	(2,171,100)	(8,710,567)	(1,563,272)
Loans and financing raised	466,629	1,285,210	318,573
Received of derivative financial instruments	132,410	1,008,226	137,205
Payment of derivative financial instruments	(239,379)	(461,421)	(73,464)
Payment for reverse split of shares	(164)	-	(245)
Dividend and interest on equity paid	(2,966,384)	(3,678,665)	(2,446,621)
Capital increase	-	16,107,285	-
Direct capital increase costs	-	(89,605)	-
Payment to Dissenters' rights – shareholders	-	(87,805)	-
Total cash generated by (used in) financing activities	(4,777,988)	5,372,658	(3,627,824)

Increase (decrease) in cash and cash equivalents	(231,735)	644,156	(1,851,247)

Cash and cash equivalents at beginning of year	5,336,845	4,692,689	6,543,936
Cash and cash equivalents at end of year	5,105,110	5,336,845	4,692,689

Changes in cash and cash equivalents for the year	(231,735)	644,156	(1,851,247)

The accompanying notes are an integral part of these Consolidated Financial Statements.

Telefônica Brasil S. A.

Notes to Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

(In thousands of reais, unless otherwise stated)

1)	OPERATIONS

a) Background information

Telefônica Brasil S.A. (“Company” or “Telefônica Brasil”) is a publicly held corporation operating in telecommunication services and in the performance of activities that are necessary or useful in the rendering of such services, in conformity with the concessions and authorizations it has been granted. The Company, headquartered at Avenida Engenheiro Luiz Carlos Berrini, No. 1376, in the city and State of São Paulo, Brazil, is a member of Telefónica Group (“Group”), the telecommunications industry leader in Spain, also present in various European and Latin American countries.

At December 31, 2016 and 2015, Telefónica S.A. (“Telefónica”), the Group holding company based in Spain, held total direct and indirect interest in the Company, including treasury shares of 73.58% (Note 23).

The Company is listed with the Brazilian Securities and Exchange Commission (“CVM”) as a publicly held company under Category A (issuers authorized to trade any marketable securities) and has shares traded on the São Paulo Stock Exchange (“BM&FBovespa”). The Company is also listed with the Securities and Exchange Commission (“SEC”), of the United States of America, and its American Depositary Shares (“ADSs”) are classified under level II, backed only by preferred shares and traded on the New York Stock Exchange (“NYSE”).

b) Operations

The Company operates in the provision of services: (i) Fixed Switched Telephone Service Concession Arrangement ("STFC"), except for the municipalities identified on sector 33 of such agreement; (ii) Multimedia Communication Service ("SCM", data communication, including broadband internet); (iii) Personal Mobile Service ("SMP"); and (iv) Pay TV (conditioned access service - SEAC), throughout Brazil, through concessions and authorizations, as established in the General Plan of Concessions ("PGO").

In accordance with the service concession agreement, every two years, during the agreement’s 20-year term, the Company shall pay a fee equivalent to 2% of its prior-year STFC revenues, net of applicable taxes and social contribution taxes (Note 22). The Company’s current STFC concession agreement is valid through December 31, 2025.

In accordance with the SMP authorization terms for the usage of frequencies associated with SMP, every two years, after the first renewal of these agreements, the Company shall pay a fee equivalent to 2% of its prior-year SMP revenues, net of applicable taxes and social contribution taxes, and in the 15th year the Company will pay 1% of its prior-year revenue. The calculation will consider the net revenue from the application of Basic and Alternative Services Plans (Note 22). These agreements can be extended only once for a term of 15 years.

Service concessions and authorizations are granted by the Brazil's Telecommunications Regulatory Agency (“ANATEL”), the agency responsible for the regulation of the Brazilian telecommunications sector under the terms of Law No. 9472 of July 16, 1997 - General Telecommunications Law (“Lei Geral das Telecomunicações” - LGT), amended by Laws No. 9986, of July 18, 2000, and No. 12485, of September 12, 2011. The operation of such concessions is subject to supplementary regulations and plans.

In the auction for sale of the remaining radio frequency bands of 1,800 MHz, 1,900 MHz and 2,500 MHz, held by ANATEL on December 17, 2015, the Company was the out bidder of seven 2,500MHz frequency lots, having offered the amount of R$185,450. On July 21, 2016, under Ruling No. 2.483, No. 2.485 and No. 2.486, ANATEL’s Steering Board decided to endorse the use of these radio frequencies. The terms of authorization for these frequency bands were entered into on July 26, 2016 and published in the Brazilian Official Gazette (“DOU”) on August 26, 2016. In 2016, the total amount was recorded as licenses under intangible assets (note 14).

We set out below a summary of the authorizations for rendering SMP services granted to the Company, according to the specific announcements for each auction held by ANATEL.

	License Expiration (Year)
Frequency	450 MHz	700 MHz	800 MHz (4)	900 MHz	1800 MHz	2100 MHz (5)	2,5 GHz	2,5 GHz
Band	14 MHz	20 MHz	25 MHz	5 MHz	20 MHz	30 MHz	40 MHz	10 MHz
Operation area
Region 1 (1)	2027	2029	2020 / 2023 / 2028	2020 / 2023	2020 / 2023	2022 / 2023	2027	2031
Region 2 (2)	-	2029	2021 / 2022 / 2023 / 2024 / 2028	2023	2023	2022 / 2023	2027	2031
Region 3 (3)	2027	2029	2023 / 2024	-	2023	2022 / 2023	2027	2031

(1)	Includes the states of Rio de Janeiro, Espírito Santo, Amazonas, Roraima, Amapá, Pará, Maranhão, Minas Gerais, Bahia, Sergipe, Alagoas, Ceará, Paraíba, Pernambuco, Piauí and Rio Grande do Norte.

(2)	Includes the states of Paraná, Santa Catarina, Rio Grande do Sul, Distrito Federal, Goiás, Tocantins, Mato Grosso, Mato Grosso do Sul, Rondônia and Acre.

(3)	Includes the State of São Paulo.

(4)	All authorization terms for bands A and B have already been renewed for further 15 years. Therefore, there is no other renewal (after 30 years of authorization).

(5)	The authorization terms for band L, linked to bands A or B, were renewed during the same period of those bands. The L bands that were realigned to the J band start to have the same date for renewal of the latter. In Region 10 and Sectors 22, 25, 30 and 33 of the PGO, however, the realignment is expected to be completed by March 2017, subject to ANATEL’s approval.

The authorizations for each region / state presented in the table above are defined in each authorization term.

c) Corporate restructuring

The Shareholders’ Meeting held on April 1, 2016, approved corporate restructuring in accordance with the terms and conditions proposed on March 14, 2016, as described below.

GVT Participações S.A. (“GVTPart.”) was the parent company of Global Village Telecom S.A. ("GVT"), companies controlled by the Company from May 28, 2015 to April 1, 2016 (Note 4). GVT was the direct controlling holder of POP Internet Ltda. (“POP”), and indirect controlling holder of Innoweb Ltda. (“Innoweb”), both with head offices in Brazil.

POP is a provider of free Internet access and content. Innoweb (subsidiary of POP) provides services using VoIP technology (voice over IP), which allows calls using the Internet, with the facilities inherent in this environment.

The corporate restructuring was approved by ANATEL through Ruling No. 50,169, dated January 22, 2016, which was published in the DOU on January 28, 2016, with the conditions provided therein.

The corporate restructuring occurred on the same date as the Shareholders’ Meeting mentioned above, as follows: (i) GVT was spun-off and its net assets, including assets, rights and obligations related to telecommunications activities, were absorbed by GVTPart., whereas the remaining portion relating to assets, rights and obligations related to activities other than telecommunications was absorbed by POP; and (ii) the net assets of GVTPart. (after the merger of GVT’s net assets, item (i) was merged into the Company.

The corporate restructuring intends to standardize the services provided by the companies involved in this process by (i) concentrating the rendering of telecommunication services in a single company, i.e., the Company; and (ii) migrating activities that were provided by GVT, other than telecommunication services to POP.

As such, the simplification of the corporate structure and the centralization of the provision of telecommunication services at the Company will lead to a converging environment, facilitating consolidation and centralization in the offering of telecommunication services and simplification of service package offerings; optimizing administrative and operating costs; and standardization of the operations at the companies involved in the corporate restructuring.

Shareholding structures at March 31, 2016 (before the corporate restructuring) and as from April 1, 2016 (after the Corporate Restructuring), considering only the companies involved in the corporate restructuring were the following:

Given that the merger of GVTPart. into the Company did not require a capital increase or a change in shareholders’ interest in the Company, since GVTPart. was a wholly-owned subsidiary of the Company, the replacement of shares held by the shareholders in GVTPart. with shares in the Company is not applicable. Consequently, there are no minority interests to be considered and, therefore, in accordance with the CVM’s position in similar prior cases, and under the terms of CVM Resolution No. 559/08, the provisions of article 264 of Law No. 6404/76 and its further amendments similarly do not apply.

In addition, in relation to the transaction preceding the merger of GVTPart into the Company, the replacement of shares is not applicable, given that GVT is a subsidiary of GVTPart. and of the Company itself, thus there are no minority shareholders.

Pursuant to the provisions of article 137 of Law No. 6404/76 and its further amendments, the corporate restructuring does not entitle the Company’s shareholders to the right of withdrawal. Furthermore, considering that there are no minority shareholders of GVTPart., since it is a wholly-owned subsidiary of the Company, there is no question of right to withdrawal or exercise of the right to withdraw by GVTPart. non-controlling shareholders, as provided for in article 136, item iv, and article 137 of Law No. 6404/76 and its further amendments.

2)	BASIS OF PREPARATION AND PRESENTATION OF FINANCIAL STATEMENTS

a) Statement of compliance

The consolidated financial statements were prepared and are presented in accordance with the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB), which are not different from the accounting standards adopted in Brazil.

b) Basis of preparation and presentation

The Company’s consolidated financial statements for the years ended December 31, 2016, 2015 and 2014 are presented in thousands of reais (unless otherwise stated), which is the Company’s functional currency.

Management has assessed the Company's ability to continue operating normally and is convinced that it has the resources to continue its business in the future. In addition, Management is not aware of any material uncertainties that could generate significant doubts about its ability to continue operating. Therefore, these financial statements were prepared based on the assumption of continuity.

The Board of Directors authorized the issue of these consolidated financial statements at the meeting held on February 17, 2017.

The financial statements were prepared on a historical cost basis (except where different criteria are required) and adjusted to reflect the valuation of assets and liabilities measured at fair value or considering the mark-to-market valuation when such valuations are required by IFRS.

These financial statements were prepared under various measurement bases used in accounting estimates. The accounting estimates involved in the preparation of these financial statements were based on objective and subjective factors, considering management’s judgment for determining the adequate amounts to be recorded in the financial statements. Significant items subject to these estimates and assumptions include: selection of useful lives and recoverability of property, plant and equipment in operations, measurement of the recoverability of assets with indefinite useful lives, measurement of financial assets at fair value and under present value adjustment method, as well as non-financial assets acquired in a business combination, credit risk analysis in determining estimated impairment losses of trade accounts receivable, as well as the analysis of other risks in determining other provisions, including the provision for contingencies. The carrying amounts of assets and liabilities recognized, which represent hedged items at fair value, which, alternatively, would have been recorded at amortized cost, are adjusted to state the variations in fair values attributable to the hedged risks.

Settlement of transactions involving these estimates may result in amounts significantly different from those recorded in the financial statements due to the uncertainties inherent in their estimate process. The Company reviews its estimates at least on an annual basis.

Certain account headings in the tables of these notes to financial statements were reclassified to allow comparison with information for the years ended December 31, 2015 and 2014, as applicable.

For comparability of the consolidated financial statements for years ended December 31, 2016, 2015 and 2014, the effects of consolidating GVTPart. on May 1, 2015 (Note 1c) shall be considered.

The Company reports, in Note 35, the pro forma income statements (not audited or reviewed) for the year ended December 31, 2015.

The Company declares that the financial statements are in compliance with the IFRS as issued by IASB as of December 31, 2016, which are the same as those followed by the financial statements at December 31, 2015, except for the new pronouncements, interpretations and amendments, of the following standards, amendments and interpretations published by IASB and the IFRS Interpretations Committee (IFRIC), described below, which came into effect on January 1, 2016, but did not cause significant impacts on the financial statements.

•	IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, as amended;

•	IFRS 7 Financial Instruments: Disclosures, as amended;

•	IFRS 11 Accounting for Acquisitions of Interests in Joint Operations, as amended;

•	IFRS 14 Regulatory Deferral Accounts, as issued;

•	IAS 1 Disclosure Initiative, as amended;

•	IAS 16 and IAS 38 Clarification of Acceptable Methods of Depreciation and Amortization, as amended;

•	IAS 19 Employee Benefits, as amended; and

•	IAS 27 Equity Method in Separate Financial Statements, as amended.

On the date of preparation of these financial statements, the following IFRS amendments had been published; however, their application was not mandatory. The Company does not adopt early any pronouncement, interpretation or amendment that has been issued, before application is mandatory.

Standards and Amendments to the Standards	Effective as of:
IAS 7 Cash Flow, as amended	January 1, 2017
IAS 12 Income Taxes, as amended	January 1, 2017
IFRS 9 Financial Instruments, issued	January 1, 2018
IFRS 15 Revenue from Contracts with Customers, as issued	January 1, 2018
IFRS 2 Classification and Valuation of Share Based Transactions, as amended	January 1, 2018
IFRS 4 Insurance Contracts, as amended	January 1, 2018
IAS 40 Investment Property Transfers, as amended	January 1, 2018
IFRIC 22 Transactions in Foreign Currency and Advance Payments, as issued	January 1, 2018
Annual Improvements to IFRS, 2014-2016 Cycle, as issued	January 1, 2017 / 2018
IFRS 16 Leases, as issued	January 1, 2019
IFRS 10, 12 and IAS 28 Investment Entities: Applying the Consolidation Exception, as amended	TBD

Based on preliminary analysis, the Company expects the implementation of many of these standards, changes and interpretations will not have a significant impact on the financial statements in the initial period of application. However, the Company expects the following standards issued, but not yet mandatory, may have a significant impact on the Company's consolidated financial statements at the time of its application and prospectively.

IFRS 9 - Financial Instruments, Issue: In July 2014, the IASB issued the final version of IFRS 9, which replaces IAS 39 and all previous versions of IFRS 9.

IFRS 9 applies to financial assets and liabilities and establishes the classification, valuation, losses and write-off criteria for recognition of such items, as well as a new hedge accounting model. The Company estimates that major changes will occur in the documentation of hedge policies and strategies, as well as in the estimation of expected losses on financial assets. The changes introduced by IFRS 9 will affect the recognition of financial assets and derivative financial instruments as of January 1, 2018. The Company is carrying out the process of implementing the new criteria, but due to the relevance of the potentially affected items and the complexity of the estimates, understands that it is not reasonably possible to quantify the impacts of the application of this standard on the closing date of the fiscal year ended December 31, 2016.

IFRS 15 - Revenue from Contracts with Customers, Issuance: IFRS 15 establishes criteria’s for the accounting of revenues from customer contracts. The Company is currently in the process of estimating the impacts of this new standard on its contracts. This analysis identified a number of expected impacts related to the following aspects, among others:

•	Under the current accounting policy, the Company offers commercial packages that combine equipment’s and services of telephony fixed and mobile, data, internet and television, total revenue of services is distributed among its elements identified based on their respective fair values.

  Under IFRS 15, amounts will be allocated to each element based on the basis of the independent selling prices of each individual component in relation to the total price of the package and will be recognized when (and the measure) the obligation is satisfied. Consequently, the application of the new criteria will mean an acceleration in the recognition of equipment sales revenues, which are generally recognized at the time of delivery to the final consumer. To the extent that the packages are marketed at a discount, the difference between the profit on sales of equipment and the amount received from the customer at the inception of the contract will be recognized as a contractual asset.

•	According to the criteria currently in force, all costs directly related to obtaining commercial contracts (sales commissions and other expenses with third parties) are accounted as expenses when incurred.

  On the other hand, IFRS 15 requires the recognition of an asset for the amounts incurred by these concepts and its subsequent accounting to the income statement according to the period of the respective agreement. Likewise, certain costs related to the performance of the contract, currently recognized as expenses, when incurred, will be deferred when associated with compliance obligations over the period of contract.

•	Compared to the current standard, IFRS 15 establishes much more detailed requirements on the accounting treatment of contract changes. Thus, certain changes will be recorded retrospectively and others prospectively as a separate or contract resulting from the redistribution of revenues among the various performance obligations identified.

  The Company is advancing in the process of implementing the new criteria, but due to the high number of transactions affected, the high volume and dispersion of the necessary information and the complexity of the estimates, the Company understands that at the closing date of the year ended December 31, 2016 cannot reliably measure the impact of the application of this standard. However, considering the current commercial offers as well as the volume of affected contracts, the Company estimates that the changes introduced by IFRS 15 will have a significant impact on its financial statements at the date of its initial application. In addition, the Company's financial statements will include more quantitative disclosures of revenue-related accounts.

IFRS 16 - Leases, Issuance: IFRS 16 establishes that companies acting as lessees must recognize in the balance sheet the assets and liabilities arising from all lease agreements (except for short-term lease agreements and those for low value assets).

The Company has a very large number of leases as a lessee of various assets, such as third-party towers, circuits, real estate and land (where the towers are primarily located). Under the current standard, significant portions of such contracts are classified as operating leases, where payments are generally recorded on a straight-line basis over the contract term.

The Company is currently in the process of estimating the impact of this new standard on such contracts. In this analysis, the estimate of the term of the lease is included, considering the non-cancellable period and the periods covered if exercised the option to extend the lease for those cases in which exist reasonable certainty, which will depend, of the expected use of the Company's assets installed in the leased assets.

In addition to the term of the lease, assumptions will be used to calculate the discount rate, which will depend mainly on the incremental financing rate for the estimated periods. In addition to the previous estimates, the standard allows two transition methods, being: (i) full retrospective for each comparative period presented; and (ii) modified retrospective with the cumulative effect of the initial application of the recognized standard at the date of initial application. In addition, it is possible to choose specific practical relieves at the time of applying the standard on measurement of liability, discount rate, losses, leases ending within twelve months after the first application, initial direct costs, and lease duration. Thus, depending on the transition method to be chosen, the impacts will be different.

Due to the different alternatives, as well as the complexity of the estimates and the high number of contracts, the Company has not yet completed the implementation process, so that at the closing date of the year ended December 31, 2016 it is not possible to estimate the impact of the application of this standard. However, considering the volume of contracts affected, the Company estimates that the changes introduced by IFRS 16 will have a significant impact on its financial statements from the date of adoption, including the recognition of the right to use and the corresponding obligations in respect to the contracts which, under the current standard, are classified as operating leases. In addition, depreciation of the right to use the assets and recognition of interest on the lease obligation will replace a significant portion of the amount recognized as expenses in the income statement of the operating lease. The classification of payments in the statement of cash flows will also be affected by the adoption of IFRS 16.

c) Basis of consolidation

The financial statements include the financial statements of the Company and its subsidiaries at December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014.

Control is obtained when the Company is exposed or has the right to variable returns based on its involvement with the investee and has the capacity of affecting those returns through the power exercised over an investee.

Specifically, the Company controls an investee if, and only if, it has: (i) power over an investee (i.e., existing rights that ensure it the current capacity of directing investee’s activities); (ii) exposure or right to variable returns based on its involvement with an investee; and (iii) the capacity to use its power over an investee to affect results.

Generally, there is an assumption that the majority of voting rights result in control. In order to support this assumption and when the Company has less than the majority of voting rights or similar rights of an investee, the Company considers all relevant facts and circumstances in evaluating whether it has power over an investee, including: (i) the contractual agreement with other parties holding voting rights of the investee; (ii) rights originating from contractual agreements; and (iii) voting rights or potential voting rights of the Company.

The Company evaluates whether or not it exercises control over an investee if facts or circumstances indicate that there are changes in one or more of the three control elements. Consolidation of a subsidiary begins when the Company obtains control in relation to a subsidiary and ends when the Company ceases exercising that control. Assets, liabilities and P&L of a subsidiary acquired or disposed of in the year are included in the financial statements as from the date on which the Company obtains control up to the date the Company no longer exercises control over a subsidiary.

The Company held the following equity interests on the respective dates:

Investees

Investees	Type of investment	At 12.31.16	At 12.31.15	Country (Headquarters)	Core activity
Telefônica Data S.A. ("TData")	Wholly-owned subsidiary	100.00%	100.00%	Brazil	Telecommunications
GVT Participações S.A. ("GVTPart.") (note 4)	Wholly-owned subsidiary	-	100.00%	Brazil	Telecommunications
POP Internet Ltda ("POP") (note 1c)	Wholly-owned subsidiary	100.00%	100.00%	Brazil	Internet
Aliança Atlântica Holding B.V. ("Aliança")	Jointly-controlled subsidiary	50.00%	50.00%	Holland	Holding of the telecommunications sector
Companhia AIX de Participações ("AIX")	Jointly-controlled subsidiary	50.00%	50.00%	Brazil	Operation of underground telecommunications networks
Companhia ACT de Participações ("ACT")	Jointly-controlled subsidiary	50.00%	50.00%	Brazil	Technical assistance in telecommunication networks

Interest held in subsidiaries or jointly-controlled entities is measured under the equity method in the individual financial statements. In the financial statements, investments and all asset and liability balances, revenues and expenses arising from transactions and interest held in subsidiaries are fully eliminated.

3)	SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

a) Cash and cash equivalents

These are maintained in order to meet short-term cash commitments and not for investment or other purposes. The Company and subsidiaries consider cash equivalents a short-term investment readily convertible into a known amount of cash and subject to insignificant risk of change in value. Short-term investments are classified as cash-equivalent when redeemable within 90 days (Note 5).

b) Trade accounts receivable, net

These are evaluated by the value of the services provided in accordance with the contracted conditions, net of estimated impairment losses. These include the services provided to customers, which were still not billed until balance sheet date, as well as other trade accounts receivable related to the sale of cellphones, SIM cards, accessories and rent of IT equipment (TData’s “Soluciona TI” product). The estimated impairment losses are set up at amounts sufficient to cover any losses and mainly consider the expected default (Note 6).

c) Inventories, net

These are evaluated and presented at lower of average acquisition cost and net realizable value. These include cellphones, SIM cards, prepaid cards, accessories, consumption materials and maintenance. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs to sell (Note 7).

Estimated impairment losses are set up for materials and devices considered obsolete or whose carrying amounts are in excess of those usually sold by the Company within a reasonable period of time.

d) Prepaid expenses

These are stated at amounts effectively disbursed referring to services contracted but not yet incurred. Prepaid expenses are allocated to the income statement to the extent that related services are rendered and economic benefits are obtained (Note 10).

e) Investments

In the financial statements, investments in subsidiaries are fully eliminated and investments in jointly-controlled entities are stated by the equity method.

Joint control is the contractually agreed sharing of a control, only existing when decisions about relevant activities call for unanimous agreement by the parties sharing control.

Based on the equity method, investments are recorded in balance sheets at cost plus changes after the acquisition of the equity interest.

The income statement reflects the portion of profit and losses from operations in investees.

When changes are directly recognized in the investees' equity, the Company will recognize its portion in variations occurred, and record these variations in the statements of changes in equity and in the statements of comprehensive income, where applicable.

The financial statements of investees are prepared for the same reporting period of the Company. Whenever necessary, adjustments are made so that the accounting policies are in accordance with those adopted by the Company.

After the equity method is applied, the Company determines whether there is any need to recognize additional impairment of its investment in investees. At each closing date, the Company determines whether there is objective evidence of impairment of investment in the affiliate. If so, the Company calculates the recoverable amount as the difference between the recoverable value of the investees and their carrying amounts, and recognizes the amount in the income statement.

When there is loss of significant influence over the investees, the Company evaluates and recognizes the investment, at that moment, at fair value. Any difference between the investees’ carrying amounts by the time it loses significant influence and the fair value of the remaining investment and revenue from sale is recognized in the income statement.

Foreign exchange variations in Aliança’s equity (jointly-controlled entity) are recognized in the Company’s equity in other comprehensive income (“Effects on conversion of investments abroad”, Note 23).

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

Asset costs are capitalized until the asset becomes operational. Costs incurred after the asset becomes operational and that do not improve the functionality or extend the useful life of the asset are immediately recognized on the accrual basis. When significant parts of fixed assets are required to be replaced at intervals, the Company recognizes such parts as individual assets with specific useful lives and depreciation. Likewise, expenses that represent asset improvement (expanded installed capacity or useful life) are capitalized. All the other repair and maintenance costs are recognized in the income statement as incurred.

The present value of the expected cost for the decommissioning of property, plant and equipment items (towers and equipment on leased property) is capitalized at the cost of the respective asset matched against the provision for dismantling obligations (Note 19) and depreciated over the useful lives of the related assets, which do not exceed the lease term.

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

Property, plant and equipment items are written off when sold or when no future economic benefit is expected from their use or sale. Any gains or losses arising from write-off of assets (measured as the difference between the net disposal proceeds and the net carrying amount of the asset) are recognized in the income statement in the year in which the asset is written off.

A brief description of the main property, plant and equipment items, Note 13 is as follows:

•	Switching equipment: This includes switching and control centers, gateway, platforms and other switching equipment.

•	Equipment and transmission media: These include base radio station, microcells, minicells, repeaters, antennas, radios, access networks, concentrators, cables, TV equipment and other equipment and means of transmission.

•	Terminal/modem equipment: Includes cellphones and modems (rent and free lease), CPCT, public telephones and other terminal equipment.

•	Infrastructure: This includes buildings, elevators, central air conditioning equipment, towers, posts, containers, energy equipment, land piping, support and protectors, leasehold improvements, etc.

•	Other fixed asset items: These include vehicles, repair and construction tools and instruments, telesupervision equipment, IT equipment, testing and measurement equipment, fixtures and other goods for general use.

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

The useful lives of intangible assets are considered finite or indefinite.

•	Intangible assets with finite useful lives are amortized over their economic useful lives under the straight-line method and are tested for impairment whenever there is any indication of impairment loss. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed on an annual basis.

Changes in the estimated useful life or the expected pattern of consumption of future economic benefits embodied in an asset are accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the income statement in the cost/expense category consistent with the function of the intangible assets.

•	Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually, either individually or at the cash-generating unit level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be justifiable. Otherwise, changes in useful life – from indefinite to finite - are carried out prospectively. Goodwill generated upon investment acquisition is treated as intangible assets with indefinite useful lives.

Gains and losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset, and recognized in the income statement on disposal.

A brief description of the key intangible asset items with finite useful lives, Note 14, is as follows:

•	Software: This includes licenses for software used in the Company’s operating, commercial and administrative activities.

•	Customer portfolio: This includes intangible assets acquired through business combination, recorded at fair value on the acquisition date.

•	Trademarks: These include intangible assets acquired through business combination, recorded at fair value on the acquisition date.

•	Licenses: These include concession and authorization licenses, acquired from ANATEL for provision of telecommunication services. These also include licenses from business combinations, recorded at fair value on the acquisition date.

h) Lease

The classification of an agreement as a commercial lease is based on substantive issues related to the use of an asset or specific assets, or even the right to use a given asset, on the initial date of its execution.

Finance lease agreements: By means of these agreements, the Company assumes substantially all risks and rewards relating to ownership of a leased item. These are capitalized at the lease inception at the fair value of the leased asset or, if lower, at the present value of the minimum lease payments. Initial direct costs incurred in the transaction are added to cost, where applicable. Payments of finance lease agreements are allocated to financial charges and reduction of finance lease liabilities in order to obtain the constant interest rate on the outstanding liability balance. Implicit interest recognized in liabilities is allocated to the income statement over the lease term using the effective interest rate method.

Leased assets are depreciated according to their estimated useful lives or the lease term, whichever is shorter.

The Company and TData are parties to the following finance lease agreements:

•	As lessee: lease agreements for transmission equipment and media arising from a joint construction agreement with another telecomm operator, based on an optical network linked to the power transmission line, interconnecting the northern Brazilian cities to the Company’s national backbone and lease of towers and rooftops (arising from sale and finance leaseback, for which the net carrying amount of the assets upon disposal remained unchanged, a liability was recognized at the present value of minimum lease payments and deferred income was recorded at the difference between the selling price and the mentioned present value. (Note 13f).

•	As lessor: Lease agreements for IT equipment (TData’s “Soluciona TI” product) for which the Company recognizes revenue, upon inception, at the present value of lease payments matched against accounts receivable (Note 6).

The difference between the nominal amount of lease payments and recorded accounts receivable/payable are recognized as finance income/expenses using the effective interest method over the lease term.

Operating lease: These are lease agreements where lessor holds a significant portion of risks and rewards, where effects are recognized in the income statement for the year over the contractual term.

i) Impairment of nonfinancial assets

The Company annually reviews the net carrying amount of assets in order to evaluate events or changes in economic, operating or technological circumstances that may indicate impairment losses. When such evidence is found, and net carrying amount exceeds recoverable amount, a provision for impairment is recorded so as to adjust the net carrying amount to the recoverable amount.

The recoverable amount of an asset or a Cash Generating Unit (“CGU”)is defined as the higher of value in use and net sales value.

Upon estimation of the value in use of an asset or cash-generating unit, estimated future cash flows are discounted at present value using a discount rate based on the cost of capital rate the Capital Asset Pricing Model (CAPM) before taxes, which reflects the weighted average cost of capital and specific risks of the asset or CGU.

Whenever possible, the net sale value is determined based on a firm sale agreement executed on an arm’s length basis between knowledgeable and willing parties, adjusted by expenses attributable to the sale of assets or, when there is no firm sale agreement, based on the market price of an active market, or on the latest transaction price involving similar assets.

For assets excluding goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased.

A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine an asset’s or CGU’s recoverable amount since the last impairment loss was recognized. Any reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, or exceeds the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the income statement.

The following assets have specific characteristics for impairment testing:

•	Goodwill: Goodwill is tested for impairment annually at the reporting date or before when circumstances indicate that the carrying amount may be impaired. Where the recoverable amount is lower than the carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

•	Intangible assets: Intangible assets with indefinite useful lives are tested for impairment annually at the reporting date, either individually or at the CGU level, as appropriate, and when circumstances indicate that the carrying amount may be impaired.

•	Determination of value in use: The key assumptions used to estimate value in use are: (i) revenues (projected considering the growth in customer base, growth in market revenue against GDP and the Company’s share of this market); (ii) variable costs and expenses (projected in accordance with the dynamics of the customer base, and fixed costs are projected in line with the historical performance of the Company, as well as with revenue growth); and (iii) capital investments (estimated considering the technological infrastructure necessary to enable the provision of services).

Key assumptions were based on the Company’s historical performance and reasonable macroeconomic assumptions grounded on financial market projections, documented and approved by the Company’s management.

The impairment test of the Company and subsidiaries’ fixed and intangible assets, including goodwill, did not result in recognition of impairment losses for the years ended December 31, 2016, 2015 and 2014, since their estimated recoverable amount is greater than the net carrying amount as of the estimation date.

j) Business combinations and goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, recorded at fair value on the acquisition date, and the fair value of any noncontrolling interest in the acquiree.

For each business combination, the Company measures noncontrolling interests in the acquiree either at its fair value or on the basis of its proportional share in the identifiable net assets of the acquiree. Costs directly attributable to an acquisition are recorded as expenses, as incurred.

Upon acquiring a business, the Company assesses financial assets acquired and liabilities assumed so as to classify and allocate them in accordance with contractual terms, economic circumstances and relevant conditions on the acquisition date, including the segregation, by the acquiree, of embedded derivatives existing in host contracts in the acquiree.

In the event a business combination is conducted in stages, the ownership interest previously held in the acquiree’s capital is reassessed at fair value on the date control is acquired, and any impacts are recognized in the income statement.

Any contingent portion to be transferred by the acquirer shall be recognized at fair value on the acquisition date. Subsequent changes in the fair value of the contingent portion to be considered as an asset or liability is recognized in the income statement or in other comprehensive income. Contingent consideration on acquisition of a business that is not classified as equity is subsequently measured at fair value through profit or loss, whether or not included in the scope of IFRS 9 Financial Instruments.

Goodwill is initially measured as excess transferred payment amount in relation to acquired net assets (identifiable net assets acquired and liabilities assumed). If consideration is lower than fair value of acquired net assets, the difference must be recognized as gain in the income statement.

After initial recognition, goodwill is measured at cost, less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to the cash-generating units that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

Where goodwill has been allocated to a CGU and part of the operation within that CGU is disposed of, the goodwill associated with that operation is included in the carrying amount of the operation when determining the gain or loss on disposal. Goodwill disposed in these circumstances is allocated based on the relative fair values of the disposed operation and the portion of the CGU retained.

k) Financial Instruments – Initial recognition and subsequent measurement

k.1) Financial assets

Initial recognition and measurement

Financial assets are initially classified as financial assets at: (i) fair value through profit or loss; (ii) loans and receivables; (iii) investments held to maturity; (iv) financial assets available for sale or (v) derivatives classified as effective hedge instruments, as applicable. The Company determines the classification of its financial assets upon initial recognition, as they become part of the instrument’s contractual provisions.

All financial assets are initially recognized at fair value, plus, in the case of investment that is not determined at fair value through profit or loss, the transaction costs that are directly attributable to the acquisition of the financial asset.

The Company’s financial assets include cash and cash equivalents, trade accounts receivable, short-term investments pledged as collateral and derivative financial instruments.

Subsequent measurement

Subsequent measurement of financial assets depends on their classification, as follows:

Financial assets at fair value through profit or loss: These include financial assets held for trading and financial assets designated upon initial recognition at fair value through profit or loss: (i) financial assets are classified as held for trading if acquired to be sold within short term. This category includes derivative financial instruments contracted by the Company which do not meet the hedge accounting criteria set out by the corresponding standard; and (ii) financial assets at fair value through profit or loss are stated in balance sheets at fair value with their corresponding gains or losses recognized in the income statement.

Loans and receivables: these refer to non-derivative financial assets with fixed or determinable payments, however not traded in an active market. After initial measurement, these financial assets are stated at amortized cost, using the effective interest method, less impairment, where applicable. Amortized cost is calculated taking into account any discount or “premium” on acquisition and fees or costs incurred. Amortization by the effective interest method and impairment losses are included in the financial income line in the income statement, if applicable.

Investments held to maturity: Non-derivative financial assets with fixed or determinable payment and fixed maturity date are classified as held to maturity when the Company shows intention and financial capacity to hold them up to maturity. After their initial recognition, investments held to maturity are measured at amortized cost using the effective interest method, less impairment losses, where applicable. The amortized cost is calculated taking into consideration any discount or “premium” upon acquisition as well as the fees and costs incurred. Amortization of effective interest method is included in the financial income line in P&L, as applicable. The Company did not record investments held to maturity for the years ended December 31, 2016 and 2015.

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

After initial measurement, financial assets available for sale are measured at fair value, with unrealized gains and losses being recognized directly in other comprehensive income until such time as the investment is written off, except for impairment losses, interest calculated using the effective interest method and gains or losses due to exchange variations on monetary assets, which are recognized directly in the income statement for the year.

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

When the Company has transferred its rights to receive the cash flows from an asset or has entered into a pass-through arrangement, and has neither transferred nor retained substantially all the risks and rewards related to the asset, the Company continues to recognize a financial asset to the extent of its continuing involvement in that financial asset.

Impairment of financial assets

The Company and its subsidiaries evaluate, at the balance sheet date, if there is any objective evidence indicating that the financial asset or group of financial assets is not recoverable. A loss only exists if, and only if, there is objective evidence of impairment as a result of one or more events that have occurred after initial recognition of the asset (a “loss event” occurred) and such event has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reasonably estimated.

Evidence of impairment loss may include indications that the borrowing parties are going through significant financial difficulty. The likelihood that they will go bankrupt or enter into some other form of financial reorganization, that they will be in default or provide late payment of interest or principal may be indicated by a measurable drop in the estimated future cash flows, such as changes in maturity or economic conditions related to defaults.

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

k.2) Financial liabilities

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

The Company’s financial liabilities include trade accounts payable, loans and financing, debentures, finance lease agreements, contingent payments and derivative financial instruments.

Subsequent measurement

Measurement of financial liabilities depends on their classification, as follows:

Financial liabilities at fair value through profit or loss: These include financial liabilities designated upon initial recognition at fair value through profit or loss. This category also includes derivative financial instruments contracted which do not meet the hedge accounting criteria set out by the corresponding standard.

For the years ended December 31, 2016, 2015 and 2014, the Company and its subsidiaries did not record any financial liability at fair value through profit or loss upon initial recognition.

Loans and financing: After initial recognition, loans and financing subject to interest are subsequently measured at amortized cost, using the effective interest method. Gains and losses are recognized in the income statement when the liabilities are derecognized as well as through the effective interest rate amortization process.

Derecognition

A financial liability is derecognized when the obligation has been revoked, cancelled or has expired.

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

k.3) Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. Fair value measurement is based on the assumption that the transaction to sell the asset or transfer the liability will take place (i) in the principal market for the asset or liability; or (ii) in the absence of a principal market, in the most advantageous market for that asset or liability.

The Company and or its subsidiaries must have access to the principal (or most advantageous) market.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing an asset or liability, assuming that market participants act in their best economic interests.

Fair value measurement of a non-financial asset takes into consideration the capacity of a market participant to generate economic benefits through the best use of the asset, or selling it to another market participant that would also make the best use of the asset.

The Company and its subsidiaries use valuation techniques appropriate for the circumstances and for which there is sufficient data for fair value measurement, maximizing the use of relevant available information and minimizing the use of unavailable information.

For assets and liabilities recurrently recognized in the financial statements, the Company determines whether there were transfers between the hierarchy levels, revaluating the classification (based on the lowest level input that is significant to the overall fair value measurement) at the end of each reporting period.

For the purposes of fair value disclosures, the Company and its subsidiaries determined classes of assets or liabilities based on the nature, characteristics and risks of those assets or liabilities and the fair value hierarchy level, as mentioned above.

k.4) Financial instruments - net

Financial assets and liabilities are presented net in the balance sheet if, and only if, there is a current enforceable legal right to offset the amounts recognized and if there is an intention to offset or realize the asset or settle the liability simultaneously.

l) Derivative financial instruments and hedge accounting

The Company uses derivative financial instruments, such as currency and interest rate swaps or currency non-deliverable forward contracts to hedge against currency risks.

Derivative financial instruments designated in hedge transactions are initially recognized at fair value on the date on which the derivative contract is entered into, and subsequently revalued also at fair value. Derivatives are presented as financial assets when the fair value of the instrument is positive and as financial liabilities when the fair value of the instrument is negative.

Any gains or losses resulting from changes in fair value of derivatives during the year are posted directly to the income statement, except for the effective portion of cash flow hedges, which is recognized directly in equity as other comprehensive income and subsequently reclassified to P&L when the hedged item affects P&L.

At the inception initial recognition of a hedge relationship, the Company formally designate and documents the hedge relationship to which it wishes to apply hedge accounting, the risk management objective and strategy for undertaking the hedge.

The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the hedged risk, the nature of unhedged risks, the prospective statement of hedge effectiveness and how the Company shall assess the effectiveness of changes in the hedging instrument’s fair value in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk.

For the purpose of hedge accounting, hedges are classified as cash flow hedges and fair value hedges.

l.1) Cash flow hedges

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

Amounts recorded in other comprehensive income are immediately transferred to the income statement when the hedged transaction affects P&L, for example, when the hedged financial income or expenses are recognized or when a sale occurs. When a hedged item is the cost of a non-financial asset or liability, amounts recorded in equity are transferred at the initial carrying amount of the non-financial assets and liabilities.

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

The Company's contracts are classified as cash flow hedges when they provide protection against changes in cash flows that are attributable to a particular risk associated with a recognized liability that may affect the profit or loss and fair value when they provide protection against exposure to changes in the fair value of the identified part of certain liabilities that is attributable to a particular risk (exchange variation) and may affect the profit or loss.

l.2) Fair value hedges

Fair value hedges meeting the accounting criteria are accounted for as follows: (i) gain or loss from changes in fair value of a hedge instrument shall be recognized in the income statement as finance costs; and (ii) gain or loss from a hedged item attributable to the hedged risk shall adjust the recorded amount of the hedged item to be recognized in the income statement, as finance costs.

For fair value hedges relating to items carried at amortized cost, any adjustment to carrying amount is amortized through profit or loss over the remaining term of the hedge using the effective interest method. The effective interest rate amortization may begin as soon as any adjustment exists and no later than the point that the hedged item ceases to be adjusted for changes in its fair value attributable to the risk being hedged.

If the hedged item is derecognized, the unamortized fair value is recognized immediately in the income statement.

When an unrecognized firm commitment is designated as a hedged item, the subsequent cumulative change in the fair value of the firm commitment attributable to the hedged risk is recognized as an asset or liability with a corresponding gain or loss recognized in profit and loss.

l.3) Classification between current and noncurrent

Derivative financial instruments are classified as current and noncurrent or segregated into short and long term portions based on an evaluation of the contractual cash flows.

When the Company maintains a derivative as economic hedge (and does not apply hedge accounting), for a period exceeding 12 months after balance sheet date, the derivative is classified as noncurrent (or segregated into current and noncurrent portions), in line with the classification of the corresponding item.

Derivative instruments that are designated as effective hedging instruments are classified consistently with the classification of the underlying hedged item.

The derivative instrument is segregated into current and noncurrent portions only when amounts can be reliably allocated.

m) Loans and financing

Loans and financing obtained are initially recognized at fair value, net of costs incurred to obtain them and subsequently measured at amortized cost (plus charges and pro rata interest), considering the effective interest rate of each operation.

These are classified as current, unless the Company has an unconditional right to settle the liability for at least 12 months after year end.

n) Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset that necessarily takes a period of time exceeding 18 months to prepare for its intended use or sale form part of the cost of that asset.

All other borrowing costs are recorded in the period they are incurred. Borrowing costs include interest and other costs incurred by an entity in connection with the borrowing of funds.

In 2016, 2015 and 2014, the Company did not capitalize amounts related to borrowing costs.

o) Interest on equity and dividends

o.1) Interest on equity

Brazilian legislation allows companies to pay interest on equity, which is similar to payment of dividends; however, this is deductible for income tax calculation purposes. In order to comply with Brazilian tax legislation the Company and its subsidiaries provision, in its accounting records the amount due to match against the financial expenses account in the income statement for the year. For the presentation of these financial statements, that expense is reversed against a direct charge to equity, resulting in the same accounting treatment adopted for dividends. The distribution of interest on equity to shareholders is subject to withholding income tax at a 15% rate.

o.2) Dividends

Minimum mandatory dividends are stated in the balance sheet as legal obligations (provisions in current liabilities). Dividends in excess of such minimum amount, not yet approved in the Shareholders’ Meeting, are recorded in equity as proposed additional dividends. After approval at the Shareholders’ meeting, the dividends in excess of minimum mandatory are transferred to current liabilities, and classified as legal obligations.

p) Provisions

p.1) General

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, when it is probable that economic benefits are required to settle the obligation and a reliable estimate of the value of the obligation can be made. Provisions are restated at the balance sheet date considering the likely amount of loss and the nature of each contingency.

Provisions for contingencies are presented at their gross amount, less the corresponding judicial deposits, and are classified as provisions for civil, labor, tax and regulatory contingencies.

Judicial deposits are classified as assets given that the conditions required for their net presentation with the provision do not exist.

p.2) Provisions for civil, labor, tax and regulatory legal claims

The Company is party to labor, tax, civil and regulatory administrative and legal proceedings and set up a provision for contingencies whose likelihood of loss was estimated as probable. The assessment of the likelihood of loss includes an analysis of available evidence, the hierarchy of laws, available case law, the latest court decisions law and their relevance in the legal system, as well as the opinion of outside legal counsel. Provisions are reviewed and adjusted considering changes in existing circumstances, such as the applicable statute of limitations, tax audit conclusions, or additional exposures identified based on new matters or court decisions.

p.3) Provision for decommissioning of assets

This refers to costs to be incurred due to returning sites to owners (locations intended for tower and equipment installation on leased property) in the same condition as these were found at the time of execution of the initial lease agreement.

These costs are provisioned at the present value of amounts expected to settle the obligation using estimated cash flows and are recognized as part of the cost of the corresponding asset. The cash flows are discounted at a current pre-tax rate that reflects the risks specific to decommissioning of assets. The financial effect of the discount is recorded as incurred and recognized in the income statement as a finance cost. The estimated future costs of decommissioning are reviewed annually and adjusted as appropriate. Changes in the estimated future costs or in the discount rate applied are added to, or deducted from, the cost of the asset.

p.4) Contingent liabilities recognized in a business combination

A contingent liability recognized in business combination is initially measured at fair value (Note 4).

q) Taxes

q.1) Current taxes

Current tax assets and liabilities for the current and prior years are measured at the estimated amount recoverable from, or payable to, the tax authorities. The tax rates and laws used in calculating the amounts referred to above are those in effect, or substantially in effect, at year end. In the balance sheet, current taxes are presented net of prepayments over the year.

Current income and social contribution taxes related to items directly recognized in equity are also recognized in equity. Management regularly assesses the tax position in circumstances in which tax regulation requires interpretation, and sets up provisions therefor when appropriate.

q.2) Deferred taxes

Deferred taxes arise from temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts.

Deferred tax assets are recognized for all deductible temporary differences, unused tax credits and losses, to the extent that taxable profit is likely to be available for realization of deductible temporary differences, and unused tax credits and losses are likely to be used, except: (i) when the deferred tax asset related to the deductible temporary difference arises from initial recognition of an asset or liability in a transaction other than a business combination and does not impact, at the transaction date, the book profit, income or loss for tax purposes; and (ii) on deductible temporary differences related to investments in subsidiaries, where deferred tax assets are recognized only to the extent that it is probable that temporary differences will be reversed in the near future and taxable profit is likely be available so that temporary differences can be used.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit shall be available to allow all or part of the deferred tax asset to be used. Derecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax liabilities are recognized on all temporary tax differences, except: (i) when the deferred tax liability arises from initial recognition of goodwill, or an asset or liability in a transaction other than a business combination, and does not affect book profit or taxable profit or tax losses on the transaction date; and (ii) on temporary tax differences related to investments in subsidiaries, in which the temporary difference reversal period can be controlled and temporary differences are not likely to be reversed in the near future.

Deferred tax assets and liabilities are measured at the tax rate expected to be applicable for the year the asset will be realized or the liability will be settled, based on the rates provided in tax legislation and that were published as of year-end.

Deferred tax assets and liabilities are not discounted to present value and are classified in the balance sheet as noncurrent, irrespective of the expected for their realization.

The tax effects of items recorded directly in equity are also recognized in equity. Deferred tax items are recognized based on the transaction which gave rise to that deferred tax, in comprehensive income or directly in equity.

Deferred tax assets and liabilities are presented net when there is a legal or constructive right to offset a tax asset against a tax liability and deferred taxes relate to the same taxpaying entity and are subject to the same tax authority.

q.3) Sales taxes

Revenues are recognized net of value added taxes, which from services rendered is subject to State Value-Added Tax (ICMS) or Service Tax (ISS) at the rates in force in each region as well as and to Social Contribution Tax on Gross Revenue for Social Integration Program (PIS) and Social Contribution Tax on Gross Revenue for Social Security Financing (COFINS) taxation on a cumulative basis for revenue from telecommunication services, at 0.65% and 3%, respectively. Other revenue earned by the Company, including revenue from resale of goods, on a noncumulative basis, is taxed at 1.65% and 7.6% for PIS and COFINS, respectively, and by ICMS at the rates in force in each State.

Prepayments or recoverable amounts are stated in current or noncurrent assets, based on their estimated realization.

r) Other assets and liabilities

Assets are recognized in the balance sheet when it is likely that their future economic benefits will flow to the Company, and their cost or value can be reliably measured.

A liability is recognized in the balance sheet when the Company or its subsidiaries have a legal or constructive obligation as a result of a past event, the settlement of which is likely to generate an outflow of economic benefits.

Assets and liabilities are presented in the balance sheet classified as current or noncurrent.

An asset is classified as current when: (i) it is expected to be realized or is intended to be sold or used in the ordinary operational cycle; (ii) it is mainly held for trading purposes; (iii) it is expected to be realized within 12 months from the reporting period; or (iv) cash and cash equivalents, unless there are restrictions upon exchange thereof, i.e., when used to settle a liability within 12 months from the reporting period. All other assets are classified as noncurrent.

A liability is classified as current when: (i) it is expected to be settled in the ordinary operational cycle; (ii) it is mainly held for trading purposes; (iii) It is expected to be settled within 12 months from the reporting period; or (iv) there is no unconditional right to defer settlement of the liability within 12 months from the reporting period. All other liabilities are classified as noncurrent.

s) Present value adjustment of assets and liabilities

Current and noncurrent monetary assets and liabilities are adjusted to their present value when the effect on the overall financial statements is considered significant. The present value adjustment is calculated using contractual cash flows and the explicit, and sometimes implicit, interest rates of the respective assets and liabilities.

Accordingly, the interest rate embedded in revenues, expenses and related costs is discounted, so that these assets and liabilities are recognized on an accrual basis. This interest is subsequently reallocated to financial income and expenses in P&L through use of the effective interest method in relation to contractual cash flows. Implicit interest rates were determined based on assumptions, and accounting estimates are considered.

t) Government grants and assistance

Government grants are recognized when there is reasonable certainty that the benefit will be received and that all the related conditions will be met. When the benefit refers to an expense item, it is recognized as revenue along the benefit period, on a systematic basis in relation to the costs the benefit it intends to offset.

When the Company receives non-monetary grants, the asset and the benefit are recorded at nominal amounts and reflected in the income statements over the expected useful life of the asset by equal annual installments. A loan or assistance is initially recognized or measured at fair value. A government grant is measured as the difference between the initial carrying amount of the loan and proceeds therefrom. A loan is subsequently measured in accordance with the applicable accounting policy.

When loans or similar assistance are provided by governments or related institutions, with an interest rate below the current applicable market rate, the effect of this favorable interest is regarded as an additional government grant.

The financing lines with the Brazilian Development Bank (BNDES), with interest rates not exceeding those prevailing in the market, are classified under the scope of IAS 20, and are recorded at fair value based on market rates. Adjustment arising from the comparison of the amount measured based on the rate agreed upon is accounted for as deferred revenue (Note 20).

u) Revenue recognition

Revenues substantially correspond to value of considerations received or receivable arising from the provision of telecommunications or communications services, the sale of goods and other revenue, and are stated net of taxes, discounts or returns (in case of sale of goods) thereon. Revenues and expenses are stated on the accrual basis of accounting.

Revenue is recognized when it is probable that future economic benefits will flow to the Company or its subsidiaries, when it can be reliably measured, costs incurred in the transaction can be measured, the risks and rewards have been substantially transferred to the buyer and when specific criteria have been met for each of the Company’s activities.

Revenues of the Company comprise basically telecommunication services regarding voice, data and digital services, broadband, TV and additional telecommunication services that are offered to customers through fixed-price traffic packs (paid on a monthly basis) or based on customers’ consumption, remuneration for network usage and sale of goods.

u.1) Recognition of revenues from telecommunication services

Revenues from telecommunication, data and digital services, broadband services provided are recorded on an accrual basis based on the amounts agreed upon. Local and long-distance calls are billed by the measurement process under legislation in force. The services billed on fixed monthly amounts are calculated and accounted for on a straight-line basis. Unbilled revenues from the last billing up to the balance sheet date are recognized in the month in which the service is provided.

Revenues related to sale of public phone cards and pay-as-you-go credit for cellphones as well as the respective taxes are deferred and recognized in the income statement to the extent that the services are effectively rendered.

Revenues from equipment lease contracts classified as finance lease agreement (TData’s Soluciona TI product) are recognized on installation of equipment whereupon effective transfer of risk takes place. Revenue is recognized at present value of future minimum payments provided for in the agreement.

Revenues from services are basically subject to the following indirect taxes: ICMS or ISS (as applicable), PIS and COFINS.

u.2) Recognition of revenue and cost from sales of goods

Revenues and cost of sales (mobile phones, simcards and accessories) are recorded when risks and rewards inherent in such goods are transferred to buyers.

Sales made in own stores are recognized upon sale to end consumer. Revenues and costs of sales made by accredited dealers are deferred and recognized in P&L when the device is activated, limited to 90 days from the sale date.

u.3) Customer loyalty program

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

The number of points to be accounted for is determined through statistical techniques that consider assumptions and historical data on expected redemption rates, expiration percentages and cancellation of points, among other factors. These estimates are subject to variations and uncertainties due to changes in the behavior of customer redemptions.

u.4) Membership fee and promotional campaigns

Participation fees paid for promotional campaigns by customers of the Company are deferred and recorded in P&L throughout the duration of such campaign.

u.5) Agreements combining more than one element

Commercial packages offered by the Company that combine different elements are analyzed to determine whether it is necessary to separate the different elements identified, adopting the recognition criterion that is most adequate to each situation. Total revenue generated by the package sale is distributed among its elements, based upon their respective fair values.

The fair value determination of each element then identified implies the need for complex estimates given the nature of the business. A possible change in fair values estimates could affect the distribution of revenues between components and consequently the deferred revenue.

v) Financial income (expenses)

These include interest, and monetary and exchange variations arising from short-term investments, derivative financial instruments, loans, financing, debentures, present value adjustments of transactions that generate monetary assets and liabilities and other financial transactions. These are recognized on an accrual basis when earned or incurred by the Company.

For all financial instruments measured at amortized cost and interest-yielding financial assets classified as available for sale, interest income or expense is recognized using the effective interest method, which exactly discounts estimated future cash payments or receipts over the expected life of the financial instrument or, where appropriate, a shorter period, to the net carrying amount of the financial asset or liability.

w) Post-retirement benefit plans

The Company and its subsidiaries individually sponsor pension funds of post-retirement benefits for active and retired employees, in addition to a multisponsor supplementary retirement plan and health care plan for former employees. Contributions are determined on an actuarial basis and recorded on an accrual basis. Liabilities relating to defined benefit plans are determined based on actuarial evaluations at each year end, in order to ensure that sufficient reserves have been set up for both current and future commitments.

Actuarial liabilities related to defined benefit plans were calculated using the projected unit credit method. Actuarial gains and losses are recognized immediately in equity (in other comprehensive income).

For plans with defined contribution characteristics, the obligation is limited to the contributions payable, which are recognized in the P&L in the respective accrual periods.

The asset or liability related to defined benefit plan to be recognized in financial statements corresponds to the present value of the obligation for the defined benefit (using a discount rate based on long-term National Treasury Notes “NTNs”), less fair value of plan assets that will be used to settle the obligations. Plan assets are assets held by a privately-held supplementary pension plan entity. Plan assets are not available to the Company’s creditors or those of its subsidiaries and cannot be paid directly to the Company or its subsidiaries. The fair value is based on information on market prices and, in case of securities quoted, on purchase price disclosed. The value of any defined benefit asset then recognized is limited to the present value of any economic benefits available as a reduction in future plan contribution from the Company.

Actuarial costs recognized in the income statement are limited to the service cost and cost of interest on the defined benefit plan obligation. Any changes in the measurement of plan assets and obligations are initially recognized in other comprehensive income, and immediately reclassified to P&L.

The Company manages and individually sponsors a health care plan for retired employees and former employees with fixed contributions to the plan, in accordance with Law No. 9656/98 (which provides for private health care and health insurance plans). As provided for in articles 30 and 31 of said law, participants shall have the right to the health care plan in which they participated while they were active employees.

x) Significant accounting judgments, estimates and assumptions

The preparation of the financial statements requires management to make judgments, estimates and adopt assumptions supported by valuation bases used in accounting estimates. The accounting estimates involved in the preparation of these financial statements were based on objective and subjective factors, considering management’s judgment for determining the adequate amounts to be recorded in the financial statements.

Settlement of transactions involving these estimates may result in amounts significantly different from those recorded in the financial statements due to the uncertainties inherent their estimate process.

Significant assumptions concerning sources of uncertainty in future estimates and other significant sources of estimation uncertainty at the balance sheet date, involving a significant risk of causing a material adjustment to the carrying amount of assets and liabilities, are as follows:

x.1) Impairment of non-financial assets

An impairment loss exists when the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, which is the higher of fair value less cost to sell and value in use. The calculation of fair value less cost to sell is based on information available on transactions for sale of similar assets or market prices less additional costs to dispose of the asset. The calculation of value in use is based on the discounted cash flow model. The recoverable amount is sensitive to the discount rate used in the discounted cash flow method, as well as expected future cash receipts and growth rate used for extrapolation purposes.

The Company regularly analyzes the performance of the defined cash generating unit in order to identify any impairment of goodwill and its other assets. Determination of the recoverable amount of the cash generating unit to which goodwill is attributed includes use of assumptions and estimates and requires use of significant accounting judgment and criterion.

x.2) Post-retirement benefit plans

The cost of pension plans with defined benefits and other post-employment health care benefits and the present value of the pension obligation are determined using actuarial valuation methods. Actuarial valuation involves use of assumptions about discount rates, future salary increases, mortality rates and future increases in pension and annuity benefits. The obligation for defined benefits is highly sensitive to changes in these assumptions. All assumptions are reviewed on an annual basis.

The mortality rate is based on publicly available mortality tables in the country. Future salary increases and pension increases are based on expected future inflation rates for the country.

x.3) Fair value of financial instruments

When the fair value of financial assets and liabilities stated in the balance sheet cannot be obtained in active markets, it will be determined using valuation techniques, including the discounted cash flow method. Data for these methods is based on those adopted in the market, whenever possible. However, when this is not feasible, a certain level of judgment is required for fair value determination. Judgment includes consideration of the inputs used, such as liquidity risk, credit risk and volatility. Changes in the assumptions about these factors could affect the reported fair value of financial instruments.

x.4) Property, plant and equipment and finite-lived intangible assets

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

x.5) Revenue recognition – Customer Loyalty Program

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

x.6) Agreements combining more than one element

The fair value determination of each element in a multiple element agreement requires complex estimates given the nature of the business. A possible change in fair value estimates could affect the distribution of revenues between components and consequently the deferred revenues.

x.7) Taxes

There are uncertainties regarding the interpretation of complex tax regulations and the amount and timing of future taxable profits. The Company and its subsidiaries set up provisions, based on reasonable estimates, for the possible consequences of audits by tax authorities in respective jurisdictions in which they operate. The amount of these provisions is based on various factors, such as previous tax audit experience and different interpretations of tax regulations by the taxable entity and by the relevant tax authority. Such differences in interpretation may arise on a wide variety of issues depending on the conditions prevailing in the respective domicile of the Company or those of its subsidiaries.

The Company and its subsidiaries evaluate the recoverability of deferred tax assets based on estimates of future profits. This recoverability ultimately depends on the ability of the Company or its subsidiaries to generate taxable profits over the period in which the deferred tax asset is deductible. The analysis considers the reversal period of deferred tax liabilities, as well as estimates of taxable profits, based on updated internal projections reflecting the latest trends.

Determining the proper classification of the tax items depends on several factors, including an estimate of the period and the realization of the deferred tax asset and the expected date of payments of these taxes. The actual flow of receipt and payment of income tax could differ from estimates made by the Company and its subsidiaries, as a result of changes in tax laws or of unexpected future transactions that may impact tax balances.

x.8) Provisions for tax, labor, civil and regulatory proceedings

Provisions are recognized when the Company has a present obligation arising from a past event, settlement of which requires an outflow of resources rated as probable and when it can be reliably estimated. This obligation can be legal or constructive, derived from, among other factors, regulations, contracts, customary practices or public commitments that expose third parties to a valid expectation that the Company or its subsidiaries will assume certain responsibilities. The determination of the provision is based on the best estimate of the disbursement required to settle the corresponding obligation, considering the information available as of the closing date, including the opinion of independent experts, such as legal advisors.

y) Functional and reporting currency

The Company’s functional and reporting currency is the Brazilian real. Transactions in foreign currency were translated at the exchange rate in force as of the date the transaction. Assets and liabilities denominated in foreign currencies are translated using the exchange rate at the balance sheet date. The exchange rate variations arising from transactions in foreign currencies are recognized in P&L as financial income or expenses. Gains and losses on the translation of foreign investments are recognized in the statement of comprehensive income.

z) Translation of transactions denominated in foreign currency

Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency (real) at the exchange rate (fx rate) in force as of the transaction date and subsequently re-measured based on the fx rates effective that, at December 31, 2016, were US$1.00 = R$3.2591, €1.00 = R$3.4351, and at December 31, 2015, were US$1.00 = R$3.9048, €1.00 = R$4.2512. Gains and losses resulting from the translation of these assets and liabilities due to exchange rate variation between transaction date and period end are recognized in the income statement.

aa) Employee profit sharing

The Company and its subsidiaries have obligations arising from employment contracts, recognizing these provisions during the year. Provisions are recorded to recognize the expense regarding employee profit sharing. These provisions are calculated based on qualitative and quantitative goals set by management and accounted for in specific accounts according to their function in groups of: Cost of services, Selling expenses and General and administrative expenses.

ab) Share-based payments

The Company and its subsidiaries measure the cost of transactions settled with employees and officers based on shares issued by parent company (Telefónica), by reference to the fair value of the shares at the date at which they are granted, using the binomial valuation model. This fair value is charged to the income statement over the period until the vesting date.

ac) Treasury shares

Own equity instruments that are repurchased (treasury stock) are recognized at cost and deducted from equity. No gains or losses are recognized in P&L on purchase, sale, issue or cancellation of the Company's own equity instruments.

ad) Segment reporting

Business segments are defined as components of a company for which separate financial information is available and regularly assessed by the operational decision-making professional in decisions on how to allocate funds to an individual segment and in the assessment of segment performance. Considering that: (i) all officers and managers' decisions are based on reports; (ii) the Company and subsidiaries’ mission is to provide their customers with quality telecommunications services; and (iii) all decisions related to strategic planning, finance, purchases, short- and long-term investments are made consolidated on a basis, the Company and subsidiaries operate in a single operating segment, namely the provision of telecommunications services.

ae) Statement of cash flows

The statement of cash flows was prepared in accordance with IAS 7 using the indirect method, and reflects the changes in cash for the years reported.

4)	ACQUISITION OF GVT PARTICIPAÇÕES S.A. (“GVTPart.”)

Pursuant to, and for the purposes of, CVM Rule No. 358/02, the Company informed the market that its Special Shareholders’ Meeting held on May 28, 2015 approved the ratification of the Stock Purchase Agreement and Other Covenants executed by the Company, in the capacity of “Buyer”, and Vivendi and its subsidiaries (Société d’Investissements et de Gestion 108 SAS - “FrHolding108” and Société d’Investissements et de Gestion 72 S.A.), in the capacity of “Sellers”, whereby all the shares issued by GVTPart were acquired by the Company.

Payment for acquisition of GVTPart shares was made as follows:

•	€4.663 billion paid in cash after contractual adjustments for net debt assumed on the execution date; and

•	Company-issued shares delivered to FRHolding108 as a result of the merger of GVTPart shares by the Company, representing 12% of the Company’s capital stock after the merger of shares.

As a result of the merger of GVTPart shares, the Company’s capital increased by R$9,666,021, with the issuance of 68,597,306 common shares and 134,320,885 preferred shares, all registered, no-par value shares, based on the economic value of merged shares calculated using the discounted cash flow method and on the appraisal report on GVTPart’s economic value prepared by an expert firm, in accordance with article 252, paragraph 1, together with article 8, of Law No. 6404/76. The difference between the economic value of merged shares and the market value of shares issued on the transaction closing date was recognized in “Other Capital Reserves”, in the amount of R$1,188,707.

This transaction was subject to obtaining of applicable corporate and regulatory approvals, including from CADE and ANATEL, further to other conditions usually applicable to this type of transaction. The transaction was approved by ANATEL under Act No. 448 of January 22, 2015, published in the Official Federal Gazette (“DOU”) on January 26, 2015, and by CADE at the 61st ordinary session of its Trial Court, held on March 25, 2015, and published in the DOU on March 31, 2015.

Once the acquisition transaction was completed on May 28, 2015, the Company held direct interest in GVTPart and indirect interest in GVT. GVTPart. is headquartered in Brazil as its business purpose includes participation in other companies, whether national or foreign, as partner, shareholder or member. Its direct subsidiary (GVT) provides land-line telephone, data, multimedia communication and pay-tv services throughout Brazilian territory.

Under IFRS 3 (R) – Business Combinations, business acquisitions are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the fair value of assets transferred, the liabilities assumed at the acquisition date from the former acquiree’ s shareholders and equity interests issued in exchange for control over the acquiree.

The acquisition price was as follows:

Gross consideration in cash (4.663 billion euros)	15,964,853
(-) Contractual Adjustments (Net Debt)	(7,060,899)
Total consideration in cash, net	8,903,954
(+) Contingent Consideration	344,217
(+) Consideration in Shares at Fair Value	8,477,314
(-) Cash Flow Hedge Gain on Transaction, net of taxes (1)	(377,373)
(-) Refund according to sections 2.2.4 and 2.2.5 of SPA	(84,598)
Total consideration, net of Cash Flow Hedge	17,263,514

(1)	Derivative financial instruments refer to cash flow hedges to protect the amount due in Euros to Vivendi, for the acquisition of GVTPart., against exchange rate variation of the amount.

A breakdown of the fair value of identifiable net assets acquired for R$4,426,373, as well as goodwill recorded on the acquisition date are presented below. At the date of preparation of the financial statements for the year ended December 31, 2015, the Company had already completed the revisions and adjustments of the fair value determination of the identifiable assets acquired and liabilities assumed by GVTPart.

Current assets	1,557,651	Current liabilities	5,299,662
Cash and cash equivalents	390,255	Personnel, social charges and benefits	170,989
Accounts receivable, net	947,378	Trade accounts payable	611,425
Inventories	4,641	Taxes, charges and contributions	346,569
Taxes recoverable	147,057	Loans and financing	3,968,615
Other assets	68,320	Provisions	17,866
		Other liabilities	184,198
Noncurrent assets	12,026,239
Short-term investment pledged as collateral	17,871	Noncurrent liabilities	3,857,855
Taxes recoverable	65,798	Trade accounts payable	67,742
Deferred taxes (4)	610,873	Taxes, charges and contributions	1,342
Judicial deposits and garnishments	551,275	Loans and financing	3,088,414
Other assets	7,052	General Provisions (3)	679,294
Property and equipment, net (1)	7,970,117	Other liabilities	21,063
Intangible assets, net (2)	2,803,253
		Fair value of assumed liabilities	9,157,517

		Fair value of identifiable net assets acquired	4,426,373

		Goodwill (5)	12,837,141

Fair value of assets acquired	13,583,890	Total consideration, net of Cash Flow Hedge	17,263,514

(1)	This includes the allocation of appreciation of property, plant and equipment items (R$409,601).

(2)	This includes the allocation of fair value assigned to the brand (R$59,000), customer portfolio (R$2,523,000), appreciation and other intangible assets (R$20,394).

(3)	This includes the allocation of fair value assigned to contingent liabilities (R$512,648).

(4)	This includes the allocation of deferred taxes on contingent liabilities (R$174,300).

(5)	This refers to goodwill recorded on the acquisition of GVTPart. based on expected synergies resulting from the business combination. This amount has already been used for tax purposes.

The main purpose of the Company’s acquiring of control over GVTPart was to enable the integration of land-line, mobile, data and TV telecommunication services in Brazil, with a view to operating more efficiently. The acquisition of GVTPart. allows the Company to obtain significant synergies in revenues and costs, thus generating opportunities of cross sales in the individual and corporate markets, also allowing optimization of investments, improvement of service quality, reduction of cost of content, acquisition and platform in the pay-TV business, due to economies of scale, as well as reduction of general and administrative expenses, not affecting the Company’s growth potential.

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

Brand

The fair value of “GVT” brand was determined through the "relief-from-royalty” method. This method measures the value of the asset by capitalizing the royalties saved by owning intellectual property. In other words, the owner of the brand profits from owning the intangible asset, rather than having to pay royalties for its use. The royalties saved were determined by applying a market royalty rate (expressed as a percentage of revenue) to the future expected revenues from the sale of the product or service associated with the intangible asset. The market royalty rate, normally expressed as a percentage of net revenue, is the rate a knowledgeable willing owner would charge a knowledgeable willing user for use of an asset it owns in an arm’s length transaction. The fair value allocated to the brand on the acquisition date was R$59,000, which will be amortized over 1.5 years.

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

If GVT succeeds in receiving (being reimbursed, refunded or netting) these funds, they will be returned to Vivendi, as long as they are obtained in a final unappeasable decision. The period for returning such amount is of up to 15 years. The fair value of the contingent consideration on the acquisition date is R$344,217, recorded in the Company’s noncurrent liabilities as “Loans, Financing and Debentures” (Note 21), which is subject to monthly monetary adjustments based on the Selic rate.

Fair value of contingent liabilities

According to IFRS 3 (R) - Business Combinations, the acquirer must recognize, on the acquisition date, contingent liabilities assumed in a business combination, even if it is not probable that cash outflows will be required to settle the obligation, as long as it is a present obligation arising from past events and its fair value can be measured reliably.

In compliance with these requirements, contingent liabilities were recognized in this acquisition at a fair value, which were determined considering the expected cash outflow required to settle the obligation on the acquisition date (Note 19).

Nature	12/31/16	12/31/15	Acquisition Date
Tax	536,059	501,800	461,548
Labor	33,626	39,188	35,955
Civil	8,774	7,759	7,799
Regulatory	-	8,152	7,346
Total	578,459	556,899	512,648

Other information

The balance of cash and cash equivalents on the acquisition date was R$390,255 (R$376,479, net of transaction costs).

5)	CASH AND CASH EQUIVALENTS

	12/31/16	12/31/15
Cash and banks	198,369	233,742
Short-term investments	4,906,741	5,103,103
Total	5,105,110	5,336,845

Highly liquid short-term investments basically comprise Bank Deposit Certificates (CDB) and Repurchase Agreements kept at first-tier financial institutions, pegged to the Interbank Deposit Certificate (CDI) rate variation. Revenues generated by these investments are recorded as financial income (expenses).

6)	TRADE ACCOUNTS RECEIVABLE, NET

	12/31/16	12/31/15
Billed amounts	6,939,909	6,959,513
Unbilled amounts	1,930,708	2,111,746
Interconnection amounts	1,345,471	1,555,480
Amounts from related parties (Note 29)	190,906	206,957
Gross accounts receivable	10,406,994	10,833,696
Estimated impairment losses	(1,399,895)	(2,217,926)
Total	9,007,099	8,615,770

Current	8,701,688	8,285,319
Noncurrent	305,411	330,451

Balances of non-current trade accounts receivable include:

•	R$143,265 at December 31, 2016 (R$217,621 at December 31, 2015), relating to the business model of resale of goods to legal entities, receivable within 24 months. At December 31, 2016, the impact of the present-value adjustment was R$32,920 (R$59,378 at December 31, 2015).

•	R$104,874, at December 31, 2016, (R$112,830 at December 31, 2015), relating to “Soluciona TI”, traded by TData, which consists of lease of IT equipment to small and medium companies and receipt of fixed installments over the contractual term. Considering the contractual terms, this product was classified as finance lease. At December 31, 2016, the impact of the present-value adjustment was R$3,005 (R$3,671 at December 31, 2015).

•	R$57,272, at December 31, 2016, net of the present value adjustment of R$10,268, relating to the portion of accounts receivable arising from negotiations on the bankruptcy process of companies from the OI group.

The balances of current and noncurrent trade accounts receivable, relating to finance lease of “Soluciona TI” product, comprise the following effects:

	12/31/16	12/31/15
Present value of accounts receivable	608,379	574,534
Deferred financial income	3,005	3,671
Nominal amount receivable	611,384	578,205
Estimated impairment losses	(344,738)	(306,443)
Net amount receivable	266,646	271,762

Current	161,772	158,932
Noncurrent	104,874	112,830

At December 31, 2016, the aging list of gross trade accounts receivable relating to “Soluciona TI” product is as follows:

	Nominal amount receivable	Present value of accounts receivable
Falling due within one year	338,327	338,327
Falling due between one year and five years	273,057	270,052
Total	611,384	608,379

There are no unsecured residual values resulting in benefits to the lessor nor contingent payments recognized as revenue for the year.

The aging list of trade accounts receivable, net of estimated impairment losses, is as follows:

	12/31/16	12/31/15
Falling due	6,841,752	6,158,130
Overdue – 1 to 30 days	1,073,568	1,082,139
Overdue – 31 to 60 days	322,485	375,908
Overdue – 61 to 90 days	227,010	324,985
Overdue – 91 to 120 days	105,048	103,876
Overdue – over 120 days	437,236	570,732
Total	9,007,099	8,615,770

At December 31, 2016 and 2015, no customer represented more than 10% of trade accounts receivable, net.

Changes in the estimated impairment losses for accounts receivable are as follows:

Balance at 12/31/14	(1,619,316)
Supplement to estimated losses (Note 25)	(1,819,712)
Reversal of estimated losses (Note 25)	589,037
Write-off due to use	956,001
Business combination (Note 4)	(323,936)
Balance at 12/31/15	(2,217,926)
Supplement to estimated losses (Note 25)	(1,843,775)
Reversal of estimated losses (Note 25)	495,554
Write-off due to use	2,166,252
Balance at 12/31/16	(1,399,895)

7)	INVENTORIES, NET

	12/31/16	12/31/15
Materials for resale (1)	377,465	594,888
Materials for consumption	77,732	53,275
Other inventories	7,892	7,809
Gross total	463,089	655,972
Estimated losses from impairment or obsolescence	(52,676)	(52,341)
Total	410,413	603,631

(1) This includes, among others, mobile phones, simcards (chip) and IT equipment in stock.

Changes in estimated impairment losses and inventory obsolescence are as follows:

Balance at 12/31/14	(48,486)
Supplement to estimated losses	(32,639)
Reversal of estimated losses	28,784
Balance at 12/31/15	(52,341)
Supplement to estimated losses	(29,755)
Reversal of estimated losses	29,420
Balance at 12/31/16	(52,676)

Additions and reversals of estimated impairment losses and inventory obsolescence are included in cost of goods sold (Note 25).

8)	TAXES RECOVERABLE AND DEFERRED TAXES

a) Taxes recoverable

	12/31/16	12/31/15
State VAT (ICMS) (1)	2,329,159	2,063,159
Income and social contribution taxes recoverable (2)	830,549	301,714
Withholding taxes and contributions (3)	157,371	293,065
PIS and COFINS	148,759	133,925
Fistel, INSS, ISS and other taxes	38,236	139,082
Total	3,504,074	2,930,945

Current	3,027,230	2,521,292
Noncurrent	476,844	409,653

(1)	This includes credits arising from the acquisition of property and equipment (subject to offsetting in 48 months); requests for refund of ICMS, which was paid under invoices that were cancelled subsequently; for the rendering of services; tax substitution; and tax rate difference; among others. Noncurrent consolidated amounts include credits arising from the acquisition of property and equipment of R$370,770 and R$319,925 on December 31, 2016 and 2015, respectively.

(2)	This refers to prepayments of income and social contribution taxes, which will be offset against federal taxes to be determined in the future.

(3)	This refers to credits on withholding income tax (IRRF) on short-term investments, interest on equity and others, which are used as deduction in operations for the period and social contribution tax withheld at source on services provided to public agencies.

b) Deferred taxes

Deferred income and social contribution tax assets are computed considering expected generation of taxable profit, which were based on a technical feasibility study, approved by the Board of Directors.

Significant components of deferred income and social contribution taxes are as follows:

	Balances at 12/31/15	Income statement	Comprehensive income	Other	Balances at 12/31/16
Deferred tax assets (liabilities)
Income and social contribution taxes on tax losses (1)	26,519	(12,448)	-	-	14,071
Merged tax credit (2)	(337,535)	-	-	-	(337,535)
Income and social contribution taxes on temporary differences (3)
Provisions for legal, labor, tax civil and regulatory contingencies	1,954,236	276,100	-	-	2,230,336
Trade accounts payable and other provisions	687,124	(10,001)	-	-	677,123
Estimated losses on impairment of accounts receivable	447,018	(88,213)	-	-	358,805
Customer portfolio and trademarks	343,107	(30,015)	-	-	313,092
Estimated losses from modems and other P&E items	294,945	(10,268)	-	-	284,677
Pension plans and other post-employment benefits	26,285	1,633	80,501	-	108,419
Profit sharing	106,198	19,058	-	-	125,256
Provision for loyalty program	32,604	(13,492)	-	-	19,112
Accelerated accounting depreciation	10,865	13,168	-	-	24,033
Estimated impairment losses on inventories	10,707	1,392	-	-	12,099
Derivative financial instruments	59,408	2,358	(1,633)	-	60,133
Licenses	(1,204,226)	(216,330)	-	-	(1,420,556)
Effects of goodwill generated in the acquisition of Vivo Part.	(809,600)	(54,720)	-	-	(864,320)
Goodwill from Vivo Part.	(837,918)	(167,202)	-	-	(1,005,120)
Goodwill from GVTPart.	-	(522,228)	-	-	(522,228)
Technological Innovation Law	(193,146)	52,206	-	-	(140,940)
Income and social contribution taxes on other temporary differences (5)	94,999	(2,415)	(28)	(1,516)	91,040
Total deferred tax assets (liabilities), noncurrent	711,590	(761,417)	78,840	(1,516)	27,497

Deferred tax assets	4,153,054				4,541,952
Deferred tax liabilities	(3,441,464)				(4,514,455)
Deferred tax assets (liabilities), net	711,590				27,497

	Balances at 12/31/14	Income statement	Business combination (4)	Comprehensive income	Other	Balances at 12/31/15
Deferred tax assets (liabilities)
Income and social contribution taxes on tax losses (1)	93,546	(67,027)	-	-	-	26,519
Merged tax credit (2)	(337,535)	-	-	-	-	(337,535)
Income and social contribution taxes on temporary differences (3)
Provisions for legal, labor, tax civil and regulatory contingencies	1,459,838	244,659	249,739	-	-	1,954,236
Trade accounts payable and other provisions	501,957	134,726	50,441	-	-	687,124
Estimated losses on impairment of accounts receivable	315,072	21,114	110,832	-	-	447,018
Customer portfolio and trademarks	292,780	50,327	-	-	-	343,107
Estimated losses from modems and other P&E items	172,744	1,855	120,346	-	-	294,945
Pension plans and other post-employment benefits	150,148	12,647	-	(136,510)	-	26,285
Profit sharing	145,829	(62,501)	22,870	-	-	106,198
Provision for loyalty program	31,508	1,096	-	-	-	32,604
Accelerated accounting depreciation	15,375	229,705	(234,215)	-	-	10,865
Estimated impairment losses on inventories	10,893	(186)	-	-	-	10,707
Derivative financial instruments	(75,240)	(201,219)	218,699	117,168	-	59,408
Licenses	(987,896)	(216,330)	-	-	-	(1,204,226)
Effects of goodwill generated in the acquisition of Vivo Part.	(715,538)	(94,062)	-	-	-	(809,600)
Goodwill from Vivo Part.	(670,716)	(167,202)	-	-	-	(837,918)
Goodwill from GVTPart.	-	-	-	-	-	-
Technological Innovation Law	(256,454)	63,308	-	-	-	(193,146)
Income and social contribution taxes on other temporary differences (5)	(1,494)	15,383	78,950	636	1,524	94,999
Total deferred tax assets (liabilities), noncurrent	144,817	(33,707)	617,662	(18,706)	1,524	711,590

Deferred tax assets	3,366,604					4,153,054
Deferred tax liabilities	(3,221,787)					(3,441,464)
Deferred tax assets (liabilities), net	144,817					711,590

(1)	This refers to the amounts recorded which, in accordance with Brazilian tax legislation, may be offset to the limit of 30% of the tax bases computed for the following years, with no expiry date.

(2)	This refers to tax benefits arising from corporate restructuring of goodwill for expected future profitability, where tax use complies with the limit set forth in tax legislation.

(3)	This refers to amounts that will be realized upon payment of provisions, effective impairment losses for trade accounts receivable, or realization of inventories, as well as upon reversal of other provisions.

(4)	These refer to deferred taxes arising from business combinations, R$610,873 being of GVTPart. (Note 4) and R$6,789 of TGLog.

(5)	These refer to deferred taxes arising from other temporary differences, such as deferred income, renewal of licenses burden, subsidy on the sale of mobile phones, among others.

At December 31, 2016, deferred tax credits (income and social contribution tax losses) were not recognized in direct and indirect subsidiaries' accounting records, in the amount of R$2,993 (R$481,203 at December 31, 2015), as it is not probable that future taxable profits shall be available for these subsidiaries to benefit from such tax credits.

Expected realization of deferred taxes, net, is as follows.

The amounts are based on projections subject to change in the future.

Year
2017	1,756,960
2018	535,240
2019	259,468
2020	320,714
2021	326,265
2022 onwards	(3,171,150)
Total	27,497

9)	JUDICIAL DEPOSITS AND GARNISHMENTS

In some situations, in connection with a legal requirement or presentation of guarantees, judicial deposits are made to secure the continuance of the claims under discussion. These judicial deposits may be required for claims where the likelihood of loss was analyzed by the Company and its subsidiaries, grounded on the opinion of its legal advisors as a probable, possible or remote loss.

	12/31/16	12/31/15
Judicial deposits
Tax	3,758,787	3,374,764
Labor	1,051,430	1,128,935
Civil and regulatory	1,385,605	1,114,770
Total	6,195,822	5,618,469
Garnishments	155,744	134,994
Total	6,351,566	5,753,463

Current	302,424	235,343
Noncurrent	6,049,142	5,518,120

On December 31, 2016, the Company and its subsidiaries had a number of tax-related judicial deposits in the amount of R$3,758,787 (R$3,374,764 at December 31, 2015). In Note 19, we provide further details on issues arising from the most significant judicial deposits.

A brief description of the main tax-related judicial deposits is as follows:

•	Contribution tax on gross revenue for Social Contribution Tax on Gross Revenue for Social Integration Program (PIS) and for Social Contribution Tax on Gross Revenue for Social Security Financing (COFINS)

The Company and TData are parties to legal proceedings related to: (i) claim filed for credits arising from overpayment of tax, not recognized by tax authorities; (ii) tax debt arising from underpayment due to differences in ancillary statements (Federal Tax Debt and Credit Return – DCTF); and (iii) disputes relating to changes in rates and increase in tax bases introduced by Law No. 9718/98.

At December 31, 2016, the balance of judicial deposits amounted to R$35,570 (R$35,272 at December 31, 2015).

•	Social Contribution Tax for Intervention in the Economic Order (CIDE)

The Company is party to legal proceedings for the exemption of CIDE levied on offshore remittances of funds arising from agreements for the transfer of technology, brand and software licensing etc.

At December 31, 2016, the balance of judicial deposits amounted to R$176,557 (R$164,482 at December 31, 2015).

•	Telecommunications Inspection Fund (FISTEL)

The Company and TData are parties to legal proceedings involving the collection of the Installation Inspection Fee ("TFI") on the renewal of licenses granted and the radio base stations, mobile stations and radio links held by ANATEL. Considering that the extension would be the taxable event of the TFI and the mobile stations, although third-party ownership, are also subject to TFI.

At December 31, 2016, the balance of judicial deposits amounted to R$1,095,789 (R$1,008,771 at December 31, 2015).

•	Withholding Income Tax (IRRF)

The Company is involved in disputes related to: (i) exemption of IRRF payment on offshore remittances for out-coming traffic; (ii) exemption of IRRF payment on interest on equity; and (iii) IRRF levied on earnings from rent and royalties, wage labor and fixed-income investments.

At December 31, 2016, the balance of judicial deposits amounted to R$73,848 (R$67,996 at December 31, 2015).

•	Corporate Income Tax (IRPJ) and Social Contribution Tax (CSLL)

The Company is involved in disputes related to: (i) debts stemming from offsetting of IRPJ overpayments not recognized by the Brazilian IRS; (ii) requirement of IRPJ estimates and lack of payment of debts in the Integrated System of Economic and Tax Information (SIEF); (iii) underpaid IRPJ amounts; and (iv) right to write off the monthly amortization of goodwill arising from the acquisition of GVTPart. by Vivendi on deducted IRPJ and CSLL amounts (Note 4).

At December 31, 2016, the balance of judicial deposits amounted to R$449,988 (R$410,412 at December 31, 2015).

•	Contribution to Empresa Brasil de Comunicação (EBC)

On behalf of its members, Sinditelebrasil (Union of Telephony, and Mobile and Personal Services) is challenging in court payment of the Contribution to Foster Public Radio Broadcasting to EBC, introduced by Law No. 11.652/2008. The Company and TData, as union members, made court deposits relating to that contribution.

At December 31, 2016, the balance of judicial deposits amounted to R$1,053,867 (R$858,630 at December 31, 2015).

•	Social Security, work accident insurance (SAT) and funds to third parties (INSS)

The Company is involved in disputes related to: (i) SAT and funds to third parties (National Institute of Colonization and Agrarian Reform - INCRA and Brazilian Micro and Small Business Support Service - SEBRAE); (ii) joint responsibility for contract labor; (iii) difference in SAT rate (from 1% to 3%); (iv) premiums; and (v) social security contribution collection (employers’ contributions), SAT and funds to third parties on the following events: maternity leave, legally ensured 1/3 vacation pay bonus, and first 15 days’ leave due to illness or accident.

At December 31, 2016, the balance of judicial deposits amounted to R$128,458 (R$118,425 at December 31, 2015).

•	Tax on net income (ILL)

The Company was party to legal proceedings in order to uphold its right to offset amounts unduly paid for ILL purposes against future IRPJ payments.

On December 19, 2013, the Company settled the debt under discussion by including it in the Federal Tax Recovery Program (REFIS), using the judicial deposit connected thereto.

At December 31, 2015, the balance of judicial deposits amounted to R$58,446.

On June 30, 2016, the amount of R$45,843 of the judicial deposit was converted into income by the Federal Government and the amount of R$14,244 was withdrawn by the Company.

•	Universal Telecommunication Services Fund (FUST)

The Company and TData filed an injunction in order to represent its right not to include expenses with interconnection and industrial use of dedicated line in the FUST tax base, according to Abridgment No. 7, of December 15, 2005, as it does not comply with the provisions contained in the sole paragraph of article 6 of Law No. 9998/00.

At December 31, 2016, the balance of judicial deposits amounted to R$456,977 (R$425,737 at December 31, 2015).

•	State Value-Added Tax (ICMS)

The Company is party to legal proceedings related to: (i) ICMS stated but not paid; (ii) ICMS not levied on communication in default; (iii) fine for late voluntary payment of ICMS; (iv) ICMS supposedly levied on access, adhesion, activation, availability and use of services, as well as supplementary services and additional facilities; (v) right to tax credit from the acquisition of goods for fixed assets and electric energy; (vi) ICMS on activation cards for pre-paid services; (vii) disallowance of ICMS tax credit relating to agreement 39; and (viii) assignment of payment of ICMS relating to a portion of pay TV operations and telephony operations in prepaid mode.

At December 31, 2016, the balance of judicial deposits amounted to R$212,652 (R$161,815 at December 31, 2015).

•	Other taxes, charges and contributions

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

At December 31, 2016, the balance of judicial deposits amounted to R$75,081 (R$64,778 at December 31, 2015).

10)	PREPAID EXPENSES

	12/31/16	12/31/15
Advertising and publicity	258,212	228,672
Insurance	39,558	28,367
Rental	19,276	43,022
Financial charges	1,875	11,120
Software and networks maintenance	12,283	26,478
Taxes and other	48,318	49,396
Total	379,522	387,055

Current	343,092	356,446
Noncurrent	36,430	30,609

11)	OTHER ASSETS

	12/31/16	12/31/15
Advances to employees and suppliers	83,634	81,615
Related-party receivables (Note 29)	250,679	162,308
Receivables from suppliers	99,166	120,091
Subsidy on handset sales	30,491	42,896
Surplus from post-employment benefit plans (Note 32)	9,041	8,724
Vivendi repayment clauses 2.2.4 and 2.2.5 of SPA (Note 4)	9,739	84,598
Other amounts receivable	12,910	51,199
Total	495,660	551,431

Current	440,095	488,632
Noncurrent	55,565	62,799

12) INVESTMENTS

a)   Information on investees

The Company holds interest in wholly-owned subsidiaries and jointly-controlled entities, as follows:

TData: Wholly-owned subsidiary of the Company and headquartered in Brazil, this entity is engaged in the rendering, operation of value added services (SVAs) in telecommunications and related activities; managing the provision of technical assistance and maintenance services related to telecommunications equipment and networks, consulting services regarding telecommunications solutions and related activities, and designing, implementing and installing telecommunication-related projects; selling and leasing telecommunications equipment, products and services, among others.

On October 28, 2015, TData acquired controlling interest in Telefônica Transportes e Logística Ltda (“TGLog”), for R$15,811.

GVTPart: A wholly-owned subsidiary of the Company up to March 31, 2016. GVTPart. was controlling shareholder of GVT and headquartered in Brazil, the business purpose of GVTPart is to hold interest in other domestic or foreign companies as a partner, shareholder or member. GVT provides land-line telephone, data, multimedia communication and pay-tv services in the entire Brazilian territory. GVTPart. was merged into the Company on April 1, 2016 (Note 1c).

POP: The Company's direct subsidiary on April 1, 2016, is engaged in the performance of activities related to information technology, internet and any other networks, including access, production, distribution and display of own or third-party content; hosting services and the commercial operation of websites and portals; handling, provision and storage of information and data; sale of software, hardware, telecommunication equipment and electronics; development, licensing and maintenance of information systems and routines; development of electronic commerce; creation and administration of own and/or third-party databases; sale of publicity and advertising and, banner vehicles; and holding interest in other companies as member or shareholder, and may also form consortia and/or other forms of association. Until March 31, 2016, POP was controlled by GVT (Note 1c).

POP is the controlling shareholder of Innoweb Ltda ("Innoweb"), whose business purpose is to operate as an internet provider; performing information activities; all forms of telecommunications activities, including the transmission of voice, data and information; sale of telecommunications and electronic equipment and/or accessories; and holding interest in other companies as member or shareholder, and may also form consortia and/or other forms of association.

Aliança: Jointly-controlled subsidiary headquartered in Amsterdam, Netherlands, with 50% interest held by the Company, this entity is engaged in the acquisition and management of subsidiaries, and holding interest in companies of the telecommunications industry.

AIX: Jointly-controlled subsidiary headquartered in Brazil, with 50% interest held by the Company, this entity is engaged in holding interest in Consórcio Refibra, and in performing activities related to the direct and indirect operation of activities associated with the construction, completion and operation of underground networks for optical fiber ducts.

ACT: Jointly-controlled subsidiary headquartered in Brazil, with 50% interest held by the Company, this entity is engaged in holding interest in Consórcio Refibra, and in performing activities related to the rendering of technical support services for the preparation of projects and completion of networks, by means of studies required to make them economically feasible, and monitor the progress of Consortium-related activities.

Below is a summary of significant financial data on the Company’s investees:

	At 12/31/16			At 12/31/15
	Cia ACT	Cia AIX	Aliança	Cia ACT	Cia AIX	Aliança

Equity interest	50.00%	50.00%	50.00%	50.00%	50.00%	50.00%

Summary of balance sheets:
Current assets	15	20,337	145,121	9	17,851	179,698
Noncurrent assets	-	12,879	-	-	11,824	-
Total assets	15	33,216	145,121	9	29,675	179,698

Current liabilities	1	4,029	101	1	4,394	100
Non-current liabilities	-	5,415	-	-	5,083	-
Equity	14	23,772	145,020	8	20,198	179,598
Total liabilities and equity	15	33,216	145,121	9	29,675	179,698

Investment Book value	7	11,886	72,510	4	10,099	89,799

	At 12/31/16			At 12/31/15
Summary of Income Statements:	Cia ACT	Cia AIX	Aliança	Cia ACT	Cia AIX	Aliança
Net operating income	79	42,840	-	64	39,199	-
Operating costs and expenses	(72)	(41,760)	(155)	(66)	(36,806)	(124)
Financial income (expenses), net	-	1,980	41	-	2,503	106
Income and social contribution taxes	(1)	(464)	-	-	(804)	-
Net income (loss) for the year	6	2,596	(114)	(2)	4,092	(18)

Equity pickup, according to interest held	3	1,298	(57)	(1)	2,046	(9)

b)   Changes in investments

	Aliança (1)	AIX (1)	ACT (1)	Other investments (2)	Total investments
Balances at 12/31/14	68,129	8,542	5	3,129	79,805
Equity pick-up	(9)	2,046	(1)	-	2,036
Dividends and interest on equity	-	(489)	-	-	(489)
Other comprehensive income	21,679	-	-	(1,870)	19,809
Balances at 12/31/15	89,799	10,099	4	1,259	101,161
Equity pick-up	(57)	1,298	3	-	1,244
Dividends and interest on equity	-	489	-	-	489
Other comprehensive income	(17,232)	-	-	83	(17,149)
Balances at 12/31/16	72,510	11,886	7	1,342	85,745

(1)	Jointly-controlled entities.

(2)	Other investments (tax incentives and interest held in companies) are measured at fair value.

13)	PROPERTY, PLANT AND EQUIPMENT, NET

a) Breakdown and changes

	Switching equipment	Transmission equipment and media	Terminal equipment / modems	Infrastructure	Land	Other P&E	Estimated losses (1)	Assets and facilities under construction	Total

Balances and changes:
Balance at 12/31/14	2,541,917	10,208,762	1,628,337	3,486,935	314,350	715,553	(156,728)	1,714,738	20,453,864
Additions	188,037	885,865	409,250	64,128	215	250,149	(12,111)	4,848,118	6,633,651
Write-offs, net	(4,462)	(17,546)	(13,832)	(4,512)	(74)	(12,550)	1,356	(23,145)	(74,765)
Net transfers	891,848	2,742,465	753,585	238,921	(1,386)	184,369	-	(4,808,253)	1,549
Depreciation (Note 25)	(630,939)	(1,820,859)	(1,184,372)	(551,268)	-	(323,430)	-	-	(4,510,868)
Business combination (2)	972,558	4,978,317	1,553,141	421,747	2,600	252,361	(326,666)	119,276	7,973,334
Balance at 12/31/15	3,958,959	16,977,004	3,146,109	3,655,951	315,705	1,066,452	(494,149)	1,850,734	30,476,765
Additions	16,173	618,462	203,775	159,081	215	288,666	(19,962)	5,543,398	6,809,808
Write-offs, net (3)	(2,793)	(21,443)	(816)	(99,437)	(201)	3,059	28,539	(38,959)	(132,051)
Net transfers	562,078	2,911,254	677,572	523,995	-	(159,702)	(3)	(4,625,143)	(109,949)
Depreciation (Note 25)	(581,777)	(2,206,043)	(1,438,333)	(514,383)	-	(379,119)	-	-	(5,119,655)
Balance at 12/31/16	3,952,640	18,279,234	2,588,307	3,725,207	315,719	819,356	(485,575)	2,730,030	31,924,918

At 12.31.16
Cost	20,058,838	50,730,696	15,294,619	15,023,890	315,719	4,308,718	(485,575)	2,730,030	107,976,935
Accumulated depreciation	(16,106,198)	(32,451,462)	(12,706,312)	(11,298,683)	-	(3,489,362)	-	-	(76,052,017)
Total	3,952,640	18,279,234	2,588,307	3,725,207	315,719	819,356	(485,575)	2,730,030	31,924,918

At 12.31.15
Cost	19,724,438	47,459,383	14,522,080	14,278,557	315,705	4,487,749	(494,149)	1,850,734	102,144,497
Accumulated depreciation	(15,765,479)	(30,482,379)	(11,375,971)	(10,622,606)	-	(3,421,297)	-	-	(71,667,732)
Total	3,958,959	16,977,004	3,146,109	3,655,951	315,705	1,066,452	(494,149)	1,850,734	30,476,765

(1)	The Company and its subsidiaries recognized estimated losses for potential obsolescence of materials used in property and equipment maintenance, based on levels of historical use and expected future use.

(2)	These refer to amounts arising from business combinations, of which R$7,970,117 is of GVTPart. (Note 4) and R$3,217 of TGLog.

(3)	Net write-offs regarding “Infrastructure and Assets and Facilities under Construction” for the year ended December 31, 2016, include the amount of R$99,210 regarding the disposal of 1,655 towers owned by the Company to Telxius Torres Brasil Ltda (former Towerco Latam do Brasil Ltda), a directly controlled Telefónica subsidiary.

b) Depreciation rates

In accordance with IAS 16, the Company performed, in conjunction with a specialized company, valuations of useful lives applied to its property, plant and equipment using the direct comparative method of market data. The studies indicated the need for changes in useful life and annual depreciation rates for some items of asset classes.

This change in the accounting estimate, which was applied reduced the depreciation expense for the annual period ended December 31, 2016 by R$157,053. As at December 31, 2016, it is impracticable for the Company to determine the impact of this change in accounting estimate on future periods.

The following table sets forth the depreciation rates of property, plant and equipment of the Company and its subsidiaries, which are depreciated on a straight-line basis at the annual rate, as follows:

Annual depreciation rate (%)
Description	Previous	Revised / Current
Switching equipment	8.33 to 20.00	5.00 to 20.00
Transmission equipment and media	2.50 to 25.00	2.50 to 25.00
Terminal equipment / modems	10.00 to 66.67	6.67 to 66.67
Infrastructure	2.50 to 66.67	2.50 to 66.67
Other P&E assets	10.00 to 66.67	10.00 to 25.00

c) Property and equipment items pledged in guarantee

At December 31, 2016, the Company had amounts of property and equipment items pledged in guarantee for lawsuits, amounting to R$203,600 (R$163,802 at December 31, 2015).

d) Capitalization of borrowing costs

At December 31, 2016 and 2015, the Company and its subsidiaries did not capitalize borrowing costs, as there were no qualifying assets.

e) Reversible assets

The STFC service concession arrangement establishes that all assets owned by the Company and that are indispensable to the provision of the services described in the referred to arrangement are considered reversible. At December 31, 2016, estimated residual value of reversible assets was R$8,813,916 (R$7,855,868 at December 31, 2015), which comprised switching and transmission equipment and public use terminals, external network equipment, energy, system and operational support equipment.

f) Finance lease

Below are the amounts related to finance lease arrangements, in which the Company is a lessee, segregated by type of property and equipment item.

		12/31/16			12/31/15
	Annual depreciation rates (%)	P&E Cost	Accumulated depreciation	Net balance	P&E Cost	Accumulated depreciation	Net balance
Transmission equipment and media	5.00 % to 8.33%	223,360	(34,203)	189,157	219,520	(22,613)	196,907
Infrastructure	4.00%	67,386	(8,822)	58,564	6,674	(2,291)	4,383
Other assets	20.00%	145,818	(94,935)	50,883	149,657	(85,224)	64,433
Total		436,564	(137,960)	298,604	375,851	(110,128)	265,723

14) INTANGIBLE ASSETS, NET

a) Breakdown, changes and amortization rates

	Indefinite useful life	Finite useful life
	Goodwill	Software	Customer portfolio	Trademarks	Licenses	Other intangible assets	Estimated losses for software	Software under development	Total

Annual amortization rate (%)	-	6.67 a 50.00	11.76 a 12.85	5.13 a 66.67	3.60 a 6.67	20.00	-	-	-

Balances and changes:
Balance at 12/31/14	10,225,280	2,012,636	1,109,876	1,324,710	16,546,598	1,649	-	66,675	31,287,424
Additions	-	651,530	-	-	116	18,976	-	351,095	1,021,717
Write-offs, net	-	(52)	-	-	-	-	-	-	(52)
Net transfers	-	346,146	-	-	-	(6,396)	-	(341,299)	(1,549)
Amortization (Note 25)	-	(834,553)	(478,375)	(108,907)	(911,632)	(8,242)	-	-	(2,341,709)
Business combination (1)	12,837,141	210,016	2,523,000	59,000	-	12,203	-	-	15,641,360
Balance at 12/31/15	23,062,421	2,385,723	3,154,501	1,274,803	15,635,082	18,190	-	76,471	45,607,191
Additions	-	634,528	-	-	185,450	19,796	(4,550)	519,563	1,354,787
Write-offs, net	-	24	-	-	-	(11)	(31)	-	(18)
Net transfers	-	616,336	-	-	-	19,207	-	(532,609)	102,934
Amortization (Note 25)	-	(942,090)	(593,281)	(116,983)	(922,564)	(6,480)	-	-	(2,581,398)
Balance at 12/31/16	23,062,421	2,694,521	2,561,220	1,157,820	14,897,968	50,702	(4,581)	63,425	44,483,496

At 12/31/16
Cost	23,062,421	14,062,127	4,513,278	1,658,897	20,237,572	267,074	(4,581)	63,425	63,860,213
Accumulated amortization	-	(11,367,606)	(1,952,058)	(501,077)	(5,339,604)	(216,372)	-	-	(19,376,717)
Total	23,062,421	2,694,521	2,561,220	1,157,820	14,897,968	50,702	(4,581)	63,425	44,483,496

At 12/31/15
Cost	23,062,421	12,824,884	4,513,278	1,658,897	20,052,123	182,713	-	76,471	62,370,787
Accumulated amortization	-	(10,439,161)	(1,358,777)	(384,094)	(4,417,041)	(164,523)	-	-	(16,763,596)
Total	23,062,421	2,385,723	3,154,501	1,274,803	15,635,082	18,190	-	76,471	45,607,191

(1)	These refer to amounts arising from business combinations, of which R$15,640,394 is from GVTPart., including goodwill (Note 4) and R$966 from TGLog.

b) Goodwill breakdown

Ajato Telecomunicação Ltda.	149
Spanish e Figueira (merged with TDBH) (1)	212,058
Santo Genovese Participações Ltda. (2)	71,892
Telefônica Televisão Participações S.A. (3)	780,693
Vivo Participações S. A. (4)	9,160,488
GVT Participações S. A. (5)	12,837,141
Total	23,062,421

(1) Goodwill from partial spin-off of “Spanish and Figueira”, which was reversed to the Company upon merger of Telefônica Data Brasil Holding S.A. (TDBH) in 2006.

(2) Goodwill generated upon acquisition of equity control of Santo Genovese Participações (parent company of Atrium Telecomunicações Ltda.), in 2004.

(3) Goodwill generated upon acquisition of Telefônica Televisão Participações (formerly Navytree) merged in 2008.

(4) Goodwill generated upon acquisition/merger of Vivo Participações in 2011.

(5) Goodwill generated upon acquisition of GVT Participações in 2015 (Note 4).

c) Goodwill impairment testing

The Company assessed recoverability of goodwill carrying amount based on the value in use and discounted cash flow method.

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

Consistent with the economic analysis techniques, the assessment of value in use is made for a period of five (5) years, and thereafter, considering the perpetuity of the assumptions based on the capacity of business continuity for an indefinite time. Management considered that the period of 5 years is adequate, based on its past experience in preparing cash flow projections. Such understanding is in line with paragraph 35 of IAS 36 – Impairment of Assets.

The growth rate used to extrapolate the projections beyond the 5 years period was 5.0% in 2016 and 2015. Estimated future cash flows were discounted at the pre tax rate of 14.75% in 2016 (15.05% in 2015), also at nominal amounts.

The inflation rate for the period analyzed in the projected cash flows was 4.5% in 2016 and 2015.

Key assumptions were based on the Company’s historical performance and reasonable macroeconomic assumptions grounded on financial market projections, documented and approved by the Company’s management.

Based on annual impairment testing of the Company’s intangible assets, prepared using projections considering the financial statements at December 31, 2016 and 2015, growth projections and operating results for the year ended December 31, 2016 and 2015, no impairment losses or evidence of losses were identified, since value in use is higher than net carrying amount as of the assessment date.

c.1) Key assumptions used in the calculation of value in use:

The value in use is mainly impacted by the following assumptions:

•	Revenue Growth: is based on the observation of the historical behavior of each revenue line, as well as trends based on market analysis. The projected revenue differs between product lines and services with a tendency of growth in broadband services and pay TV compared to voice services (fixed), data and IT.

•	Growth in operating margin: takes into account the historical margin estimate of price correction, as well as ongoing projects with the aim of greater cost efficiency. Another factor that can impact the operating margin is the level of aggressive competition.

•	Capex volume: we considered the projects in progress and the need to increase capacity and coverage in line with the growth in revenue provided under the long-term plan. The Capex volume may also be impacted by inflation and currency fluctuations.

•	Discount rate: represents the assessment of risks in the current market. The calculation of the discount rate is based on the Company’s specific circumstances and derived from the weighted average cost of capital (WACC). The WACC takes into account both debt and equity. The cost of equity is derived from the expected return on investment by Company investors. The cost of debt is based on loans with interest income that the Company is obliged to honor. The specific risk segment is incorporated by applying individual beta factors.

c.2) Sensitivity to changes in assumptions

The Company carries out a sensitivity analysis of the impairment test by considering reasonable changes in the main assumptions used in such test.

The following maximum increases or decreases, expressed in percentage points (p.p.) were assumed for the years ended December 31, 2016 and 2015:

Changes in key assumptions	In percentage points (p.p)
Financial variables
Discount rate	+/-1.0
Perpetuity growth rates	+/-0.5

Operating variables
OIBDA Margin	+/-2.0
Capex/Revenues Margin	+/-1.0

The sensitivity analysis performed at year-end 2016 and 2015 indicates that there are no significant risks arising from possible changes in the financial and operating variables, considered individually. In other words, the Company considers that within the above (reasonably wide) limits, no losses would be recognized.

15)	PERSONNEL, SOCIAL CHARGES AND BENEFITS

	12/31/16	12/31/15
Salaries and wages	55,476	58,201
Social charges and benefits	384,073	383,834
Profit sharing	285,887	232,404
Share-based payment plans (Note 31)	46,223	39,987
Other compensation	-	4,228
Total	771,659	718,654

Current	760,643	698,846
Noncurrent	11,016	19,808

16)	TRADE ACCOUNTS PAYABLE

	12/31/16	12/31/15
Sundry suppliers (Opex, Capex, Services e Material)	6,617,240	7,438,202
Amounts payable (operators, co-billing)	314,958	165,648
Interconnection / interlink (1)	369,715	520,816
Related parties (Note 29)	381,240	316,311
Total	7,683,153	8,440,977

Current	7,611,246	8,373,235
Noncurrent	71,907	67,742

(1)	The amount recorded as non-current refers to the judicial proceeding filed against SMP operators claims the reduction of VU-M amount. On October 15, 2007, obtained an injunction to provide a judicial deposit of the difference between VC1 calls (R$0.2899) and the amount effectively charged by SMP operators (R$0.3899). The amounts for those deposits are recognized in assets as “Judicial deposits and garnishments”.

17) TAXES, CHARGES AND CONTRIBUTIONS

	12/31/16	12/31/15
Income taxes	11,520	58,666
Income and social contribution taxes payable	11,520	58,666
Indirect taxes	1,808,342	1,744,354
ICMS	1,226,172	1,186,818
PIS and COFINS	412,149	382,123
Fust and Funttel	92,828	86,317
ISS, CIDE and other taxes	77,193	89,096
Total	1,819,862	1,803,020

Current	1,770,731	1,716,002
Noncurrent	49,131	87,018

18)	DIVIDENDS AND INTEREST ON EQUITY (IOE)

a)	Dividends and interest on equity payable

a.1) Breakdown:

	12/31/16	12/31/15
Telefónica Latinoamérica Holding S.L. (former Telefónica Internacional S.A.)	454,583	455,371
Telefónica S.A.	547,390	471,238
SP Telecomunicações Participações Ltda	345,090	345,689
Telefónica Chile S.A.	962	964
Non-controlling interest	847,006	936,100
Total	2,195,031	2,209,362

a.2) Changes:

Balance at 12/31/14	1,495,321
Supplementary dividends for 2014	2,768,592
Interim dividends and interest on equity (net of IRRF)	1,754,036
Unclaimed dividends and interest on equity	(137,273)
Payment of dividends and interest on equity	(3,678,665)
IRRF on shareholders exempt/immune from interest on equity	7,351
Balance at 12/31/15	2,209,362
Supplementary dividends for 2015	1,287,223
Interim dividends and interest on equity (net of IRRF)	1,846,323
Unclaimed dividends and interest on equity	(189,471)
Payment of dividends and interest on equity	(2,966,384)
IRRF on shareholders exempt/immune from interest on equity	7,978
Balance at 12/31/16	2,195,031

For the cash flow statement, interest on equity and dividends paid to shareholders are recognized in “Financing Activities”.

Interest on equity and dividends not claimed by shareholders expire within three years from the initial payment date. Should dividends and interest on equity expire, these amounts are recorded in retained earnings for later distribution.

19) PROVISIONS AND CONTINGENCIES

The Company and its subsidiaries are parties to administrative and judicial proceedings and labor, tax and civil claims filed in different courts. The management of the Company and its subsidiaries, based on the opinion of its legal counsel, recognized provisions for proceedings for which an unfavorable outcome is considered probable.

Breakdown of changes in provisions for cases in which an unfavorable outcome is probable, in addition to contingent liabilities and provisions for dismantling, are as follows:

	Provisions for contingencies
	Labor	Tax	Civil and regulatory	Contingent liabilities (PPA) (1)	Provision for decommissioning (2)	Total
Balances at 12/31/14	1,013,126	2,396,041	1,197,471	277,608	251,684	5,135,930
Inflows (income)	456,119	66,205	779,326	23,311	-	1,324,961
Inflows (except income)	-	138,058	-	-	74,697	212,755
Write-offs due to payment	(359,163)	(78,251)	(382,916)	-	-	(820,330)
Write-offs due to reversal (income)	(77,921)	(55)	(218,172)	(14,733)	(8,448)	(319,329)
Monetary restatement	116,212	211,359	196,965	45,048	1,926	571,510
Business combination (3)	17,778	2,834	80,377	512,648	85,562	699,199
Balances at 12/31/15	1,166,151	2,736,191	1,653,051	843,882	405,421	6,804,696
Inflows (income)	611,776	126,446	816,984	-	-	1,555,206
Inflows (except income)	958	100,314	7,897	-	162,628	271,797
Write-offs due to payment	(396,894)	(159,039)	(540,889)	(11,240)	-	(1,108,062)
Write-offs due to reversal (income)	(153,758)	(53,616)	(353,568)	(9,088)	(32,924)	(602,954)
Monetary restatement	154,724	379,385	284,816	58,191	11,462	888,578
Balances at 12/31/16	1,382,957	3,129,681	1,868,291	881,745	546,587	7,809,261

At 12/31/16
Current	202,113	-	981,510	-	-	1,183,623
Noncurrent	1,180,844	3,129,681	886,781	881,745	546,587	6,625,638

At 12/31/15
Current	128,652	-	785,725	-	-	914,377
Noncurrent	1,037,499	2,736,191	867,326	843,882	405,421	5,890,319

(1) This refers to contingent liabilities arising from Purchase Price Allocation (PPA) generated on acquisition of the controlling interest of Vivo Participações in 2011 and GVTPart. in 2015 (Note 4).

(2) These refer to costs to be incurred to return the sites (locations for installation of base radio, equipment and real estate) to their respective owners in the same conditions as at the time of execution of the initial lease agreement.

(3) These refer to amounts arising from business combinations, of which R$697,160 of GVTPart. (Note 4) and R$2,039 of TGLog.

a) Provisions and labor contingencies

	Amounts involved
Nature/Degree of Risk	12/31/16	12/31/15
Provisions - probable losses	1,382,957	1,166,151
Provisions - possible losses	293,146	340,643

Labor provisions and contingencies involve labor claims filed by former employees and outsourced employees (the latter alleging subsidiary or joint liability) claiming for, among other issues, overtime, salary equalization, post-retirement benefits, allowance for health hazard and risk premium, and matters relating to outsourcing.

The Company is also a defendant in labor claims filed by retired former employees who are covered by the Retired Employees Medical Assistance Plan (“PAMA”), who, among other issues, are demanding the cancellation of amendments to this plan. Most of these claims await a decision by the Regional Labor Court of São Paulo and the Superior Labor Court. Based on the opinion of its legal counsel and recent decisions of the courts, management considers the risk of loss in these cases as possible. No amount has been allocated for these claims, since is not possible to estimate the cost to the Company in the event of loss.

In addition, the Company is party to Public Civil Actions filed by the Labor Public Prosecutor’s Office, mainly in relation to the determination that the Company must cease the engagement of intermediaries to carry out its core activities. No amounts were allocated to the possible degree of risk in these Public Civil Actions in the above table, since at this stage of the proceedings it is not possible to estimate the cost to the Company in the event of loss.

b) Provisions and tax contingencies

	Amounts involved
Nature/Degree of Risk	12/31/16	12/31/15
Provisions - probable losses	3,129,681	2,736,191
Federal	2,872,591	2,559,770
State	226,571	156,444
Municipal	30,519	19,977
Provisions - possible losses	30,050,578	26,620,066
Federal	6,169,787	5,908,994
State	15,389,802	12,921,976
Municipal	853,244	769,113
ANATEL	7,637,745	7,019,983

b.1) Probable tax contingencies

Federal Taxes

The Company and/or its subsidiaries are parties to administrative and legal proceedings relating to: (i) claims resulting from the non-ratification of compensation and refund requests formulated; (ii) social contribution taxes relating to supposed failure to pay 11% on invoices and bills received from service providers hired through transfer of labor; (iii) CIDE levied on the remittance of amounts abroad related to technical and administrative assistance and similar services, as well as royalties; (iv) non-inclusion of interconnection and EILD expenses in the FUST and FUNTTEL base; (v) contribution to Empresa Brasileira de Comunicação, created by Law No. 11652/08; (vi) TFI/TFF on mobile stations; (vii) IRRF on interest on equity; (viii) Price for Numbering Resources Management (PPNUM) by ANATEL instituted by Resolution No. 451/06; (ix) Social Investment Fund (Finsocial) offset amounts; (x) failure to pay withholding social contribution tax levied on services rendered, remuneration, salaries and other salary bases; (xi) COFINS - requirement resulting from non-inclusion of financial income in the tax base; and (xii) additional charges to the PIS and COFINS tax base, as well as additional charges to COFINS required by Law No. 9718/98.

At December 31, 2016, provisions totaled R$2,872,591 (R$2,559,770 at December 31, 2015).

State taxes

The Company and/or its subsidiaries are parties to administrative and judicial proceedings relating to: (i) disallowance of ICMS credits; (ii) telecommunications services not subject to ICMS; (iii) disallowance of ICMS on tax incentives; (iv) disallowance of ICMS credit relating to Agreement 39; (v) ICMS on co-billing; (vi) rate difference of ICMS; and (vii) ICMS on rent of infrastructure necessary for internet (data) services.

At December 31, 2016, provisions totaled R$226,571 (R$156,444 at December 31, 2015).

Municipal taxes

The Company and/or its subsidiaries are parties to various municipal tax proceedings, at the judicial level, relating to: (i) Property tax (IPTU); (ii) Services tax (ISS) on equipment leasing services, non-core activities and supplementary activities; (iii) surveillance, control and monitoring fee (“TVCF”); and (iv) withholding of ISS on contractors’ services.

At December 31, 2016, provisions totaled R$30,519 (R$19,977 at December 31, 2015).

b.2) Possible tax contingencies

Management and its legal counsel understand that losses are possible in the following federal, state, municipal and ANATEL proceedings:

Federal taxes

The Company and/or its subsidiaries are parties to various administrative and judicial proceedings, at the federal level, which are awaiting decisions in different court levels.

The most important of these proceedings are: (i) statements of dissatisfaction resulting from failure to approve requests for compensation submitted by the Company; (ii) INSS (social security contribution) on compensation payment for salary losses arising from the “Plano Verão” and the “Plano Bresser”, SAT, social security amounts owed to third parties (INCRA and SEBRAE), supply of meals to employees, withholding of 11% (assignment of labor); (iii) IRRF on the funds remitted abroad related to technical services and to administrative support and similar services, etc., and royalties; (iv) PIS levied on roaming; (v) CPMF levied on operations resulting from technical cooperation agreement with the National Treasury Department (“STN”) (offsetting through the Integrated System of Federal Government Financial Administration - SIAFI) and on foreign exchange contracts required by the Central Bank of Brazil; (vi) IRPJ and CSLL related to deductions of revenues from provision reversals; (vii) IRPJ and CSLL – disallowance of costs and sundry expenses not evidenced; (viii) deduction of COFINS on swap operation losses; (ix) PIS and COFINS accrual basis versus cash basis; (x) IRPJ FINOR, FINAN and FUNRES; (xi) IRPJ on derivatives transactions; (xii) IRPJ and CSLL, disallowance of expenses on goodwill paid for the acquisition of Celular CRT and the privatization process and corporate restructuring of Vivo S.A., and for the takeovers of Navytree, TDBH, VivoPart. and GVTPart.; (xiii) ex-tariff, cancellation of the benefits under CAMEX Resolution No. 6, increase in the import duty from 4% to 28%; (xiv) IPI levied on shipment of fixed access units from the Company's establishment; (xv) PIS and COFINS levied on value-added services and monthly subscription services; (xvi) INSS on Stock Options – requirement of social security contributions on amounts paid to employees under the stock option plan; (xvii) IOF – required on loan transactions, inter-company loans and credit transactions; and (xviii) Contribution in support of broadcasting (EBC).

At December 31, 2016, amounts involved totaled R$6,169,787 (R$5,908,994 at December 31, 2015).

State taxes

The Company and/or its subsidiaries are parties to various administrative and judicial proceedings, at the state level, which are awaiting decisions in different court levels.

Among these lawsuits, the following are highlighted: (i) provision of facility, utility and convenience services and rental of the “Speedy” service modem; (ii) international calls (DDI); (iii) reversal of ICMS credit related to the acquisition of items intended to property, plant and equipment and payment of ICMS in interstate transfers of property, plant and equipment between branches; (iv) Reversal of previously unused ICMS credits; (v) service provided outside São Paulo state with ICMS paid to São Paulo State; (vi) co-billing; (vii) tax substitution with a fictitious tax base (tax guideline); (viii) use of credits related to acquisition of electric power; (ix) secondary activities, value added and supplementary services; (x) tax credits related to opposition/challenges regarding telecommunications services not provided or mistakenly charged (Agreement 39/01); (xi) shipment of goods with prices lower than acquisition prices (unconditional discounts); (xii) deferred collection of ICMS - interconnection (DETRAF - Traffic and Service Provision Document); (xiii) credits derived from tax benefits granted by other states; (xiv) disallowance of tax incentives related to cultural projects; (xv) transfers of assets among business units owned by the Company; (xvi) communications service tax credits used in provision of services of the same nature; (xvii) card donation for prepaid service activation; (xviii) reversal of credit from return and free lease in connection with assignment of networks (used by the Company itself and exemption of public bodies); (xix) DETRAF fine; (xx) ICMS on own consumption; (xxi) ICMS on exemption of public bodies; (xxii) ICMS on amounts given by way of discounts; (xxiii) new tax register bookkeeping without prior authorization by tax authorities; (xxiv) ICMS on monthly subscription; and(xxv) tax on unmeasured services.

At December 31, 2016, amounts involved totaled R$15,389,802 (R$12,921,976 at December 31, 2015).

Municipal taxes

The Company and/or its subsidiaries are parties to various administrative and judicial proceedings, at the municipal level, which are awaiting decisions in different court levels.

The most important of these proceedings are: (i) ISS on non-core activity, value-added and supplementary services; (ii) ISS withholding at source; (iii) IPTU; (iv) land use tax; (v) various municipal charges; (vi) charge for use of mobile network and lease of infrastructure; (vii) advertising services; (viii) services provided by third parties; (ix) advisory services in corporate management provided by Telefónica International; (x) ISS on call identification and mobile phone licensing services; and (xi) ISS on full-time services, provisions, returns and cancelled tax receipts.

At December 31, 2016, amounts involved totaled R$853,244 (R$769,113 at December 31, 2015).

ANATEL

Universal Telecommunications Services Fund (“FUST”)

Writs of mandamus were filed seeking the right to not include expenses with interconnection and Industrial Use of Dedicated Line (EILD) in FUST tax base, according to Abridgment No. 7 of December 15, 2005, as it does not comply with the provisions contained in sole paragraph of article 6 of Law No. 9998/00, which are awaiting a decision from Higher Courts.

Various delinquency notices were issued by ANATEL in the administrative level to collect charges on interconnections, EILD and other revenues not earned from the provision of telecommunication services.

At December 31, 2016, amounts involved totaled R$4,089,065 (R$3,647,291 at December 31, 2015).

Fund for Technological Development of Telecommunications (“FUNTTEL”)

The Company and/or its subsidiaries are parties to administrative and legal proceedings that are waiting to be tried by Higher Courts. Such proceedings concern the collection of contributions to FUNTTEL on other revenues (not related to telecom services), as well as on income and expenses transferred to other operators (interconnection).).

At December 31, 2016, amounts involved totaled R$1,190,637 (R$911,836 at December 31, 2015).

Telecommunications Inspection Fund (“FISTEL”)

Upon extension of the effective license period to use telephone switches in connection with the use of STFC (Fixed Switched Telephone Service) and extension of the right to use radiofrequency in connection with the use of Personal Communication Service (“SMP”), ANATEL charges the Installation Inspection Fee (TFI).

This collection is based on ANATEL’s understanding that such extension would represent a taxable event for TFI. The Company understands that such collection is unjustified, and separately challenged the aforesaid fee in court.

At December 31, 2016, amounts involved totaled R$2,352,000 (R$2,455,229 at December 31, 2015), excluding the corresponding court deposits.

Public Price for Numbering Resource Management (PPNUM)

The Company, along with other wireless carriers in Brazil, is challenging in court the PPNUM charged by ANATEL for use by such carriers of the numbering resources managed by the agency. In view of the collections, the Company made a judicial deposit relating to the amounts due. On April 23, 2009, the carriers were handed down a favorable decision and the lawsuit is currently awaiting judgment in the court of appeals.

At December 31, 2016, amounts involved totaled R$6,043 (R$5,627 at December 31, 2015).

c) Provisions, civil and regulatory contingencies

	Amounts involved
Nature/Degree of Risk	12/31/16	12/31/15
Provisions - probable losses	1,868,291	1,653,051
Civil	1,039,357	1,010,356
Regulatory	828,934	642,695
Provisions - possible losses	7,593,041	6,297,944
Civil	2,574,836	2,581,838
Regulatory	5,018,205	3,716,106

c.1) Provisions for probable civil and regulatory contingencies

Provisions for civil contingencies assessed as probable loss

•	The Company and/or its subsidiaries are parties to proceedings involving rights to the supplementary amounts from shares calculated on network expansion plans since 1996 (supplement of share proceedings). These proceedings are at different stages: lower courts, court of justice and high court of justice. At December 31, 2016, provisions totaled R$256,276 (R$190,004 at December 31, 2015).

•	The Company and/or its subsidiaries are parties to various civil proceedings related to consumers at the administrative and judicial level, relating to failure to supply services and/or products sold. At December 31, 2016, provisions totaled R$386,699 (R$435,782 at December 31, 2015).

•	The Company and/or its subsidiaries are parties to various civil proceedings of a non-consumer nature at administrative and judicial levels, all arising in the ordinary course of business. At December 31, 2016, provisions totaled R$396,382 (R$384,570 at December 31, 2015).

Provisions for regulatory contingencies assessed as probable losses

The Company is party to administrative proceedings against ANATEL, filed based on an alleged failure to meet sector regulations, and to judicial proceedings to contest sanctions applied by ANATEL at the administrative level. At December 31, 2016, provisions totaled R$828,934 (R$642,695 at December 31, 2015).

c.2) Provisions for civil and regulatory contingencies assessed as possible losses

Civil contingencies assessed as possible losses

Management and its legal counsel understand that losses are possible in the following civil proceedings:

•	Civil Class Action in which the Company is involved relating to the Community Telephone Plan (PCT), on possible rights to indemnify acquirers of expansion plans who allegedly did not receive shares for their financial investments made in the city of Mogi das Cruzes, with the total consolidated amount involved on December 31, 2015 of R$421,085. The São Paulo Court of Justice (TJSP) changed its decision, and judged this matter groundless. The carriers association of Mogi das Cruzes (“claimant” or “Association”) filed a special appeal to reverse that decision. On December 7, 2015, the appeal filed by the Association was dismissed by the High Court of Justice. The Association filed Motions for Clarification, which were not accepted by the High Court of Justice on March 17, 2016. On April 15, 2016, a final decision was handed down, and no further appeals can be filed. The process was dismissed.

•	Collective Action filed by SISTEL Participants' Association (ASTEL) in the state of São Paulo, in which SISTEL associates in the state of São Paulo challenge the changes made in the health insurance plan for retired employees (“PAMA”) and claim for the reestablishment of the prior “status quo”. This proceeding is still in the appeal phase, and awaits a decision on the Interlocutory Appeal filed by the Company against the decision on possible admission of the appeal to higher and supreme courts filed in connection with the Court of Appeals' decision, which changed the decision rendering the matter groundless. The amount cannot be estimated, and the claims cannot be settled due to their unenforceability because it entails the return to the prior plan conditions.

•	Civil Class Actions filed by ASTEL, in the state of São Paulo, and by the Brazilian National Federation of Associations of Retirees, Pensioners and Pension Fund Members of the Telecommunications Industry (FENAPAS), both against SISTEL, the Company and other carriers, in order to annul the spin-off of the PBS private pension plan, alleging, in short, the “windup of the supplementary private pension plan of the SISTEL Foundation”, which led to various specific mirror PBS plans, and corresponding allocation of funds from technical surplus and tax contingencies existing at the time of the spin-off. The amount cannot be estimated, and the claims cannot be settled due to their unenforceability because this involves the return of the spun-off assets of SISTEL relating to telecommunication carries of the former Telebrás System.

•	The Public Prosecutor’s Office of São Paulo State began a civil class action claiming pain, suffering and damages suffered by all consumers of telecommunications services from 2004 to 2009 due to the bad quality of services and failures of the communications system. The Public Prosecutor’s Office suggested that the indemnification to be paid should be R$ 1 billion. The decision handed down on April 20, 2010 imposes the payment of indemnification for damages caused to all consumers who have filed a suit for such damages. The Company filed an appeal tried on April 13, 2015, and it was unanimously decided that the lower court decision should be amended and the claim should be dismissed. The Public Prosecutor’s Office of São Paulo State appealed against this decision and filed an appeal to higher and supreme courts. The Company submitted counterarguments to this appeal to higher and supreme courts. The appeals to higher and supreme courts were not accepted and the Company is awaiting a citation in connection with an appeal that may be filed by the Public Prosecutor’s Office of São Paulo State.

Conversely, in the event that the number of claiming consumers is not in line with the extent of damages, after the lapsing of one year, the judge determined that the amount of R$60 million should be deposited in the Special Expenses Fund to Recover Natural Rights Damages (Fundo Especial de Despesa de Reparação de Interesses Difusos Lesados). It is not possible to estimate the number of consumers who will individually file suits, or the amounts claimed thereby. The parties filed an appeal on the merits of the case. The judgment effects are in abeyance. No amount has been assigned to the possible likelihood of an unfavorable outcome in connection with the civil class action described above, since, in the case of loss, estimating the corresponding amount payable by the Company is not practicable at this time. Likewise, establishing a provision for contingency equivalent to the amount sought is not possible.

•	The Company is party to other civil claims, at several levels, related to service rendering rights. Such claims have been filed by individual consumers, civil associations representing consumer rights or by the Bureau of Consumer Protection (PROCON), as well as by the Federal and State Public Prosecutor’s Office. The Company is also party to other claims of several types related to the ordinary course of business. At December 31, 2016, the amount totaled to R$2,559,252 (R$2,146,850 at December 31, 2015).

•	TGLog is party to a civil execution proceeding filed with the 3rd Civil Court of Barueri, São Paulo State, owing to alleged non-payment of transportation service bills. TGLog alleges that it made legitimate discounts owing to contract breaches and losses arising from damages to goods of its customers transported by the claimant, which are also subject matter of another proceeding. At December 31, 2016, the amount was R$1,377 (R$1,022 at December 31, 2015).

•	The Company has received notices regarding noncompliance with the Customer Service (SAC) Decree. The Company is currently party to various lawsuits (administrative and legal proceedings). At December 31, 2016 the amount was R$14,207 (R$12,881 at December 31, 2015).

•	Intellectual Property: Lune Projetos Especiais Telecomunicação Comércio e Ind. Ltda. (Lune), a Brazilian company, filed an action on November 20, 2001 against 23 wireless carriers claiming to own the patent for caller ID and the trademark “Bina". The purpose of that lawsuit was to interrupt provision of such service by carriers and to seek indemnification equivalent to the amount paid by consumers for using the service.

An unfavorable decision was handed down determining that the Company should refrain from selling mobile phones with Caller ID service (“Bina”), subject to a daily fine of R$10,000 in case of noncompliance. Furthermore, according to that decision, the Company must pay indemnification for royalties, to be calculated in settlement. Motions for Clarification were opposed by all parties and Lune’s motions for clarification were accepted since an injunctive relief in this stage of the proceedings was deemed applicable. A bill of review appeal was filed in view of the current decision which granted a stay of execution suspending that unfavorable decision until final judgment of the review. A bill of review was filed in view of the sentence handed down on June 30, 2016, by the 4th Chamber of the Court of Justice of the Federal District, in order to annul the lower court sentence and remit the proceedings back to the lower court for a new examination. There is no way to determine the extent of potential liabilities with respect to this claim.

•	The Company and other wireless carriers figure as defendants in several lawsuits filed by the Public Prosecutor’s Office and consumer associations to challenge imposition of a period to use prepaid minutes. The plaintiffs allege that the prepaid minutes should not expire after a specific period. Conflicting decisions were handed down by courts on the matter, even though the Company understands that its criteria for the period determination comply with ANATEL standards. Based on the legal counsel’s opinion, class actions have a remote likelihood of loss.

Regulatory contingencies assessed as possible losses

According to the Company’s management and legal counsel, the likelihood of loss of the following regulatory civil proceedings is possible:

•	The Company is party to administrative proceedings filed by ANATEL alleging noncompliance with the obligations set forth in industry regulations, as well as legal claims which discuss the sanctions applied by ANATEL at the administrative level. At December 31, 2016, the amount was R$5,018,205 (R$3,716,106 for the Company at December 31, 2015).

•	Administrative and judicial proceedings discussing payment of 2% charge on interconnection services revenue arising from the extension of right of use of SMP related radio frequencies. Under clause 1.7 of the authorization term that grants right of use of SMP related radio frequencies, the extension of right of use of such frequencies entails payment every two years, during the extension period (15 years) of a 2% charge calculated on net revenues from the service provider’s Basic and Alternative Plans of the service company, determined in the year before that of payment.

However, ANATEL determined that in addition to revenues from Service Plans, the charge corresponding to 2% should also be levied on interconnection revenues and other operating revenues, which is not stipulated in clause 1.7 of referred Authorization Term.

Considering, based on the provisions of the Authorization Terms, that revenue from interconnection services should not be included in the calculation of the 2% charge for radiofrequency use right extension, the Company filed administrative and legal proceedings challenging these charges, based on ANATEL’s position.

d) Guarantees

The Company and its subsidiaries granted guarantees for tax, civil and labor proceedings, as follows:

	12/31/16			12/31/15
	Property and equipment	Judicial deposits and garnishments	Letters of guarantee	Property and equipment	Judicial deposits and garnishments	Letters of guarantee
Civil, labor and tax	203,600	6,351,566	1,948,088	163,802	5,753,463	2,750,864
Total	203,600	6,351,566	1,948,088	163,802	5,753,463	2,750,864

At December 31, 2016, in addition to the guarantees presented above, the Company and its subsidiaries had amounts under short-term investment frozen by courts (except for loan-related investments) in the amount of R$67,393 (R$71,059 at December 31, 2015).

20)	DEFERRED REVENUE

	12/31/16	12/31/15
Services and goods (1)	389,706	466,943
Disposal of PP&E (2)	227,397	87,906
Activation revenue (3)	44,914	72,737
Customer loyalty program (4)	56,210	95,893
Government grants (5)	133,300	133,099
Donations of equipment (6)	8,044	8,281
Other revenues (7)	82,068	58,935
Total	941,639	923,794

Current	429,853	564,557
Noncurrent	511,786	359,237

(1)	This refers mainly to the balances of revenues from recharging prepaid services, which are recognized in income as services are provided to customers. It includes the amount of the agreement the Company entered into for industrial use of its mobile network by a different SMP operator in Regions I, II and III of the general authorizations plan (“ PGA” ), which is intended solely for the rendering of SMP services by the operator for its customers.

(2)	Includes the net balances of the residual values from sale of non- strategic towers and rooftops, which are transferred to income as the conditions for recognition are fulfilled.

(3)	This refers to the deferred activation revenue (fixed) recognized in income over the estimated period in which a customer remains in the base.

(4)	This refers to points earned under the Company's loyalty program, which enables customers to accumulate points by paying bills relating to use of services offered. The balance represents the Company's estimate of customers’ exchanging points for goods and / or services in the future.

(5)	This refers to: (i) government subsidy arising from funds obtained from BNDES credit lines to be used in the acquisition of domestic equipment, which have been amortized over the useful life cycle of the equipment; and (ii) subsidies arising from projects related to state taxes, which are being amortized over the contractual period.

(6)	This refers to the balances of network equipment donated by suppliers, which are amortized over their useful life cycles.

(7) Includes amounts of the reimbursement for costs for leaving radio frequency sub-bands 2,500MHz to 2,690MHz due to cancellation of the Multichannel Multipoint Distribution Service (MMDS).

21) LOANS, FINANCING AND DEBENTURES

a) Breakdown

	Information as of December 31, 2016			12/31/16			12/31/15
	Currency	Annual interest rate	Maturity	Current	Noncurrent	Total	Current	Noncurrent	Total

Local currency				1,480,382	2,901,521	4,381,903	2,030,372	2,964,236	4,994,608

Loans and financing - Financial Institutions (20.a.1)				711,848	2,158,303	2,870,151	765,601	2,325,920	3,091,521
Financing – BNDES FINEM - Contract 11.2.0814.1	URTJLP (1)	TJLP+ 0 to 4.08%	7/15/2019	363,734	567,110	930,844	328,768	898,735	1,227,503
Financing – BNDES FINEM - Contract 08.2.1073.1	R$	IPCA + 2.95% + TR	7/15/2016	-	-	-	30,722	-	30,722
Financing – BNDES FINEM - Contract 08.2.1073.1	URTJLP (1)	TJLP+ 2.05% to 2.95%	7/15/2017	29,319	-	29,319	57,916	28,796	86,712
Financing – BNDES FINEM - Contract 11.2.0963.1	URTJLP (1)	TJLP+ 0 to 3.38%	8/15/2020	182,737	480,510	663,247	180,206	648,361	828,567
Financing – BNDES FINEM - Contract 11.2.0963.1	R$	5.00%	11/15/2019	14,686	27,971	42,657	14,718	42,564	57,282
Financing – BNDES FINEM - Contract 14.2.1192.1	URTJLP (1)	TJLP+ 0 to 3.12%	1/15/2023	7,596	499,442	507,038	4,112	262,383	266,495
Financing – BNDES FINEM - Contract 14.2.1192.1	R$	4.00% to 6.00%	1/15/2023	12,320	163,222	175,542	511	120,051	120,562
Financing – BNDES FINEM - Contract 14.2.1192.1	R$	Selic Acum. D-2 + 2.32%	1/15/2023	1,408	340,600	342,008	710	146,815	147,525
Financing – BNDES PSI	R$	2.5% to 5.5%	1/15/2023	92,508	44,698	137,206	90,779	136,019	226,798
Financing – BNDES PSI	R$	TJLP+ 5.7% to 9.00%	4/15/2016	-	-	-	221	-	221
Financing – BNB	R$	7.06% to 10%	8/18/2022	7,540	34,750	42,290	56,938	42,196	99,134

Financing – Suppliers (20.a.2)	R$	108.4% of CDI	12/31/2017	722,591	-	722,591	1,228,682	-	1,228,682

Finance lease (20.a.3)	R$	IPCA and IGP-M	8/31/2033	45,943	328,485	374,428	36,089	260,595	296,684

Contingent Consideration (20.a.4)	R$	Selic		-	414,733	414,733	-	377,721	377,721

Foreign Currency				1,062,593	225,271	1,287,864	191,695	1,490,273	1,681,968

Loans and financing - Financial Institutions (20.a.1)				1,062,593	225,271	1,287,864	191,695	1,490,273	1,681,968
Financing – BNDES FINEM - Contract 11.2.0814.1	UMBND (2)	ECM (3) + 2.38%	7/15/2019	136,850	225,271	362,121	159,897	434,221	594,118
Resolution 4131 - Scotiabank and Bank of America	US$	2.05% and Libor + 2.00%	12/18/2017	925,743	-	925,743	31,798	1,056,052	1,087,850

Total				2,542,975	3,126,792	5,669,767	2,222,067	4,454,509	6,676,576

(1) URTJLP - Long-Term Interest Rate Reference Unit used by BNDES as contractual currency for loans.

(2) UMBND - Monetary unit based on a basket of currencies used by BNDES as contractual currency for loans based on funding obtained in a foreign currency.

(3) ECM - rate announced by BNDES each quarter for currency-basket charges.

a.1) Loans and financing

Brazilian Development Bank (BNDES)

BNDES - FINEM

•	Contract 11.2.0814.1: On October 14, 2011, credit facilities were approved amounting to R$3,031,110, adjusted to R$2,152,098 in 2013, at rates of: (i) TJLP + 4.08% p.a.; and (ii) UMBND + 2.38% p.a., maturating in 8 years, with a grace period expiring on July 15, 2014. After the grace period, interest and amortization of principal will be paid in 60 consecutive monthly installments.

The total amount of these funds have been withdrawn by the Company and used in investments in expansion and improvement of the current network, implementation of the infrastructure required for new technologies from 2011 and 2013, and construction of a data center in the city of Tamboré (SP) and social projects.

•	Contract 08.2.1073.1: On December 12, 2008, credit facilities were approved amounting to R$615,909, at rates of: (i) IPCA + 2.95% p.a. + TR, maturating in 8 years, with a grace period expiring on June 15, 2011. After the grace period, interest and amortization of principal were paid in 6 consecutive monthly installments, having been settled on July 15, 2016; e (ii) TJLP + 2.05% to 2.95% p.a., maturating in 9 years, with a grace period expiring on June 15, 2011. After the grace period, interest and amortization of principal will be paid in 72 consecutive monthly installments.

Total amount of this credit facility was already withdrawn and the funds allocated to investments in domestically produced goods and services. After BNDES authorization, on June 21, 2010, this contract was partially settled in advance. Amounts presented in this note consider the partial settlement made on July 15, 2010 plus contractual and regular amortizations starting on July 15, 2011.

•	Contract 11.2.0963.1: On November 9, 2011, credit facilities were approved in the amount of R$1,184,107, at rates of: (i) TJLP + 0 to 3.38% p.a., maturating in 9 years, with a grace period expiring on August 15, 2014. After the grace period, interest and amortization of principal will be paid in 72 consecutive monthly installments; and (ii) 5% p.a., maturating in 8 years, with a grace period expiring on August 15, 2014. After the grace period, interest and amortization of principal will be paid in 63 consecutive monthly installments.

The Company made withdrawals relating to this agreement and the remaining R$45,490, was canceled on April 9, 2014. These funds were intended to complement the investment plan for the triennium 2011-2013, intended to expand operations, modernize telecommunications and internet services, and launch new services.

•	Contract 14.2.1192.1: On December 30, 2014, credit facilities were approved in the amount of R$1,000,293, at rates of: (i) TJLP + 0 to 3.12% p.a., (ii) 4% p.a., (iii) Selic + 2.32% p.a., maturating in 8 years, with a grace period will expire on January 15, 2018. After the grace period, interest and amortization of principal will be paid in 60 consecutive and (iv) 6% p.a., a total term of 7 years, with grace period expiring on January 15, 2017. After the grace period, interest and amortization of principal will be paid in 60 consecutive monthly installments

Until September 30, 2016, withdrawals related to this agreement were made in the amount of R$800,234. On December 12, 2016, a new withdrawal was made in the amount of R$176,843. These resources are destined to the investment plan for the 2014-2016 triennium, aiming at expansion in the areas of operation.

BNDES - PSI

•	Between December 3, 2009 and August 17, 2010, credit facilities of up to R$319,927 were approved (with R$184,489 drawn down and a remaining balance of R$135,438 cancelled), with rates from 4.5% and 5.5% p.a., a total term of 10 years, with grace period expired on February 15, 2012. After the grace period, interest and amortization of principal are paid in 96 consecutive monthly installments

•	Between November 24, 2010 and March 31, 2011, credit facilities amounting to R$29,066 were approved, at rates of (i) 5.5% p.a.; (ii) TJLP + 5.7% p.a.; and TJLP + 9.0% p.a., a total term of 5 years, with grace period expired on January 15, 2012. After the grace period, interest and amortization of principal are paid in 48 consecutive monthly installments. On December 31, 2016, all lines were settled, and the last payment was made on April 15, 2016.

•	On December 28, 2010, a credit facility amounting to R$5,417 was approved, subsequently restated to R$2,262, at the rate of 5.5% p.a., a total term of 10 years, with grace period expired on January 15, 2013. After the grace period, interest and amortization of principal are paid in 96 consecutive monthly installments. This credit facility was fully withdrawn by the Company.

•	On December 28, 2012, credit facilities amounting to R$353,483 were approved, subsequently restated to R$225,467, at the rate of 2.5% p.a., a total term of 5 years, with grace period expired on January 15, 2015. After the grace period, interest and amortization of principal are paid in 36 consecutive monthly installments. This credit facility was fully withdrawn by the Company.

•	On August 1, 2013, credit facilities amounting to R$4,030 were approved, at the rate of 3.5% p.a., a total term of 5 years, with grace period expired on August 15, 2015. After the grace period, interest and amortization of principal are paid in 36 consecutive monthly installments. This credit facility was fully withdrawn by the Company.

Some financing agreements with the BNDES described above, have lower interest rates than those prevailing on the market. These operations fall within the scope of IAS 20 and thus the subsidies granted by BNDES were adjusted to present value deferred in accordance with the useful lives of the financed assets, resulting in a balance until December 31, 2016 as of R$44,415 (R$47,346 at December 31, 2015), note 19.

Banco do Nordeste ("BNB")

•	On January 29, 2007 and October 30, 2008, credit facilities amounting to R$247,240 and R$389,000 respectively, were obtained, at the rate of 10% p.a., a total term of 8 years, with grace period expired on July 29, 2008 and October 30, 2010, respectively. After the grace periods, interest and amortization of principal are paid in 78 and 72 consecutive monthly installments, respectively.

These credit facilities were fully withdrawn and the funds were used for investment projects to implement and expand cellular mobile network capacity in the Northeast. On January 29, 2015, the first credit facility was settled.

The lines were fully settled on January 29, 2015 and October 30, 2016, respectively. The balance on this agreement at December 31, 2015 was R$54,039.

•	On August 18, 2014, credit facilities amounting to R$31,619 and R$115,014 were obtained at annual interest rates of 7.06% and 8.24%, respectively, for a total term of 8 years, with payment of interest charges and payment of principal in 72 installments. On April 17, 2015, the amount of R$5,719 was drawn down on the first facility and R$38,959 on the second.

These funds were used for investment projects and expansion in Brazil’s Northeast region.

The balance of this agreement at December 31, 2016 was R$42,290 (R$45,095 at December 31, 2015).

Brazilian Central Bank (“BACEN”) - Resolution 4131

In the period from November 10 to December 23, 2015, loans were taken out in foreign currency (US dollar) under BACEN Resolution No. 4131. The amount of US$285 million was taken out from Scotiabank and Bank of America, at the rate of 2.05% p.a. from Scotiabank, and Libor + 2% p.a. from Bank of America, both maturing within 2 years. For each of these transactions derivatives were taken out by the Company for hedge against currency risk related to this debt and, for being effective hedge, fair value hedge accounting methodology was adopted. Therefore, at December 31, 2016, the hedged risk of these instruments was recognized in the balance sheet for its fair value at this date.

Retrospective tests are applied every quarter to check the hedge effectiveness. At December 31, 2016, effectiveness was of 100%.

a.2) Financing - Suppliers

Under bilateral agreements with suppliers, the Company obtained extension of the terms for payment of trade accounts payable by up to 365 days at a cost based on fixed CDI rate for the corresponding periods. On December 31, 2016, the total amounted was R$722,591 (R$1,228,682 at December 31, 2015) and its average net cost of 108.4% of the CDI rate.

a.3) Finance lease

Finance lease agreements, through which the Company and its subsidiaries obtained the risks and benefits associated with ownership of the leased items, are capitalized on the lease inception date at the fair value of the asset leased or, if lower, at the present value of the minimum payments of lease agreement. If applicable, the initial direct costs incurred in the transaction are added to costs.

Agreements classified as finance lease agreements in the condition of lessee relate to: (i) lease of towers and rooftops arising from sale and finance leaseback transactions; (ii) lease of Built to Suit ("BTS") sites to install antennas and other equipment and transmission facilities; (iii) lease of information technology equipment and; (iv) lease of infrastructure and transmission facilities associated with the power transmission network connecting cities in the North and Midwest regions of Brazil. The net carrying amount of the assets has remained unchanged until sale thereof, and a liability is recognized corresponding to the present value of mandatory minimum installments of the agreement.

The amounts recorded in property, plant and equipment are depreciated over the estimated useful lives of the assets or the lease term, whichever is shorter.

The balance of amounts payable relating to aforementioned transactions comprises the following effects:

	12/31/16	12/31/15
Nominal value payable	831,479	761,073
Unrealized financial expenses	(457,051)	(464,389)
Present value payable	374,428	296,684

Current	45,943	36,089
Noncurrent	328,485	260,595

Aging list of finance lease payable at December 31, 2016 is as follows:

	Nominal value payable	Present value payable
Up to 1 year	51,379	45,943
From 1 to 5 years	200,764	143,679
Over five years	579,336	184,806
Total	831,479	374,428

There are no unsecured residual values resulting in benefits to the lessor or contingent payments recognized as revenue at December 31, 2016 and 2015.

a.4) Contingent consideration

As part of the Purchase and Sale Agreement and Other Covenants executed by and between the Company and Vivendi to acquire all shares in GVTPart, a contingent consideration relating to the judicial deposit made by GVT for the monthly installments of deferred income and social contribution taxes on goodwill amortization was agreed, arising from the corporate restructuring process completed by GVT in 2013. In September 2014, GVT applied for cancellation of the court appeal and the return of the deposited amount.

If GVT succeeds in receiving (being reimbursed, refunded for, or netting) these funds, they will be returned to Vivendi, as long as they are obtained in a final unappeasable decision. Reimbursement will be made within 15 years.

The amount calculated on the effective date of acquisition of control of GVTPart (Note 4) is R$344,217 (R$414,733 at December 31, 2016), recorded as "Judicial deposits, noncurrent" in GVT. This amount is subject to monthly restatement at the SELIC rate.

b) Debentures

Information on the debentures at December 31, 2016 and 2015:

	Information as of December 31, 2016						12/31/16			12/31/15
	Issue date		Amounts
Issue		Maturity	Issued	Outstanding	Issue value	Remuneration p.a.	Current	Noncurrent	Total	Current	Noncurrent	Total

4th issue – Series 3 (1)	10/15/2009	10/15/2019	810,000	23,557	810,000	IPCA+4.00%	307	36,990	37,297	292	33,172	33,464
1st issue – Minas Comunica (2)	12/17/2007	7/5/2021	5,550	5,550	55,500	IPCA+0.50%	-	97,308	97,308	-	91,608	91,608
3rd issue (3)	9/10/2012	9/10/2017	200,000	200,000	2,000,000	100% of CDI + 0.75%	2,086,763	-	2,086,763	87,217	1,999,645	2,086,862
4th issue (4)	4/25/2013	4/25/2018	130,000	130,000	1,300,000	100% of CDI + 0.68%	33,434	1,299,505	1,332,939	33,415	1,299,365	1,332,780
Total							2,120,504	1,433,803	3,554,307	120,924	3,423,790	3,544,714

(1) Issue of non-privileged 3-series public unsecured nonconvertible debentures, all registered- and book entry-type. The 1st (98,000 debentures) and 2nd series (640,000 debentures) were redeemed and cancelled on November 14, 2014 and November 13, 2015, respectively. During the renegotiation of 3rd series, the Company partially repurchased 48,443 debentures, and kept held them in treasury for subsequent cancelation. Funds obtained were allocated to full payment of principal debt amount, represented by 6th issue of promissory notes and to bolster working capital.

(2) Issue of non-privileged 3-series public unsecured nonconvertible debentures, all registered- and book entry-type. Debentures subscribed by the Minas Gerais State Economic Development Department under Minas Comunica Program, in order to meet SMP for 134 locations in the state.

(3) Non-privileged single series public unsecured nonconvertible debentures, all registered- and book entry-type. Funds obtained were allocated for investment in 4G mobile network (especially for settlement of licenses acquired in 4G auction) and for maintenance of liquidity and extension of debts.

(4) Non-privileged single series public unsecured nonconvertible debentures, all registered- and book entry-type. Funds obtained were allocated for amortization of debt, capital expenditures of projects developed and reinforcement of liquidity.

Transaction costs associated with items (3) and (4) described above, totaling R$495 at December 31, 2016 (R$990 at December 31, 2015), was allocated as a reduction of liabilities and are recognized as financial expenses, according to the contractual terms of this issue.

c) Repayment schedule

At December 31, 2016, breakdown of noncurrent loans, financing, finance lease, debentures and contingent consideration by year of maturity is as follows:

Year	Loans and financing	Debentures	Finance lease	Contingent Consideration	Total
2018	911,801	1,355,683	42,129	-	2,309,613
2019	717,881	50,865	39,899	-	808,645
2020	334,042	13,875	33,013	-	380,930
2021	207,995	13,380	28,638	-	250,013
2022 onwards	211,855	-	184,806	414,733	811,394
Total	2,383,574	1,433,803	328,485	414,733	4,560,595

d) Covenants

There are loans and financing with BNDES (Note 21.a) and debentures (all described in Note 21.b) with specific covenants for penalty in the event of breach of contract. A breach of contract provided for in the agreements with the institutions listed above is characterized as noncompliance with covenants (analyzed on a quarterly, half-yearly or yearly basis), breach of a contractual clause, resulting in the early settlement of the contract.

At December 31, 2016 and 2015 all economic and financial indexes established in existing contracts have been achieved.

e) Guarantees

At December 31, 2016, guarantees were given for part of loans and financing as follows:

Creditor	Debit Balances	Guarantee
BNDES	R$930,844 (URTJLP) R$362,121 (UMBND) R$137,206 (PSI) -------------------------- R$1,199,604 (URTJLP) R$342,008 (UMSELIC) R$218,199 (Pré)

•      Loan (2011): guarantee in receivables relating to 15% of the outstanding debt balance or four times the largest installment, whichever is higher.

•      PSI Agreement (Fixed) Loan: disposal of financed assets.

-----------------------------------------------------------------------

•      Loans (2008, 2011 and 2014): assignment of receivables corresponding to 20% of outstanding debt balance or 1 time the last installment of sub-credit facility "A" (UMIPCA) plus 5 times the last installment of each of the other sub-credit facilities, whichever is greater

		•	Bank guarantee provided by Banco Safra in an amount equivalent to 100% of the outstanding financing debt balance.

BNB	R$42,290	•	Setting up a liquidity fund represented by financial investments in the amount equivalent to three installments of repayment referenced to the average post-grace period performance. Balances were R$10,773 and R$9,795 at December 31, 2016 and 2015, respectively.

		•	At December 31, 2015, there was also a liquidity fund represented by financial investments in the amount of three amortization installments, referenced to the average post-grace period in the amount of R$29,010, as collateral for the BNB contract with the balance of R$54,039, settled on October 30, 2016 (note 21 a.1).

f) Changes

Changes in loans and financing, debentures, finance lease agreements and contingent considerations are as follows:

	Loans and financing	Debentures	Finance lease	Financing - Suppliers	Contingent Consideration	Total
Balance at 12.31.14	3,402,253	4,166,663	230,344	-	-	7,799,260
Inflows	1,285,210	-	74,784	1,132,357	-	2,492,351
Government grants (Note 20)	(1,606)	-	-	-	-	(1,606)
Financial charges	308,250	529,012	21,010	29,243	33,504	921,019
Issue costs	-	495	-	-	-	495
Foreign exchange variation	1,161,379	-	-	-	-	1,161,379
Write-offs (payments)	(8,269,445)	(1,151,456)	(29,454)	(102,499)	-	(9,552,854)
Business combination (Note 4)	6,887,448	-	-	169,581	344,217	7,401,246
Balance at 12.31.15	4,773,489	3,544,714	296,684	1,228,682	377,721	10,221,290
Inflows	466,629	-	61,866	666,085	-	1,194,580
Government grants (Note 20)	(12,040)	-	-	-	-	(12,040)
Financial charges	424,867	486,178	63,003	50,038	37,012	1,061,098
Issue costs	-	495	-	-	-	495
Foreign exchange variation	(272,795)	-	-	-	-	(272,795)
Write-offs (payments)	(1,222,135)	(477,080)	(47,125)	(1,222,214)	-	(2,968,554)
Balance at 12.31.16	4,158,015	3,554,307	374,428	722,591	414,733	9,224,074

22) OTHER LIABILITIES

	12/31/16	12/31/15
Authorization licenses (1)	1,048,523	952,651
Split and reverse split of stock (2)	-	32,252
Liabilities with related parties (Note 29)	112,358	121,986
Payment for license renewal (3)	215,154	151,496
Third-party withholdings (4)	227,685	196,626
Pension Plans and Other Post-Employment Benefits (Note 32)	327,670	85,343
Amounts to be refunded to subscribers	168,708	113,354
Other liabilities	92,447	108,214
Total	2,192,545	1,761,922

Current	1,640,757	1,010,657
Noncurrent	551,788	751,265

(1)	Includes to a portion of the Company’s liability arising from an agreement entered into with ANATEL, whereby the operators that won this auction organized Entidade Administradora do Processo de Redistribuição e Digitalização de Canais de TV e RTV (“EAD”), which will be responsible for equally performing all TV and RTV channel redistribution procedures and solutions to harmful interference in radio communication systems, in addition to other operations in which the winning operators have obligations, as defined in the agreement.

(2)	This refers to the loan made to holders of the remaining stock (common and preferred) resulting from reverse split and fractioning of the shares of the Company and the merged companies.

(3)	This refers to the cost of renewing STFC and SMP licenses. See Note 1.b).

(4)	This refers to payroll withholdings and taxes withheld from pay-outs of interest on equity and on provision of services.

23)	EQUITY

a) Capital

According to its Articles of Incorporation, the Company is authorized to increase its share capital up to 1,850,000,000 shares. The Board of Directors is the competent body to decide on any increase and consequent issue of new shares within the authorized capital limit.

Nevertheless, Brazil’s Corporation Law (Law nº 6404/76, Article 166, item IV) - establishes that capital may be increased by means of a Special Shareholders’ Meeting resolution to decide about amendments to the Articles of Incorporation, if authorized capital increase limit has been reached.

Capital increases do not necessarily observe the proportion between the numbers of shares of each class to be maintained, however the number of non-voting or restricted-voting preferred shares must not exceed 2/3 of total shares issued.

Preferred shares are non-voting, except for cases set forth in Articles 9 and 10 of the Articles of Incorporation, but have priority in the event of reimbursement of capital, without premium, and are entitled to dividends 10% higher than those paid on common shares, as per article 7 of the Company's Articles of Incorporation and item II, paragraph 1, article 17 of Law No. 6404/76.

Preferred shares are also entitled to full voting rights if the Company fails to pay the minimum dividend to which they are entitled for three consecutive financial years and this right will be kept until payment of said dividend.

a.1) Changes

The changes in the Company's capital for the years ended December 31, 2016 and 2015 are as follows:

	Shares			In thousands of reais
Outstanding shares	Common shares	Preferred shares	Total
At 12.31.14	381,335,671	741,933,573	1,123,269,244	37,798,110
Capital increase – Special Shareholders’ Meeting of 04/28/15 (1)	121,711,240	236,803,588	358,514,828	15,812,000
Capital increase – Special Shareholders’ Meeting of 04/30/15 (2)	-	6,282,660	6,282,660	295,285
Capital increase – Merger of GVTPart shares – Special Shareholders’ Meeting of 05/28/15 (3)	68,597,306	134,320,885	202,918,191	9,666,021
At 12.31.15	571,644,217	1,119,340,706	1,690,984,923	63,571,416
At 12.31.16	571,644,217	1,119,340,706	1,690,984,923	63,571,416

(1)	At a meeting held on April 28, 2015, the Company’s Board of Directors unanimously approved a capital increase of R$15,812,000, through the issue of registered book-entry common and preferred shares with no par value for the unit issue price of R$38.47 and R$47.00, respectively.

(2)	At a meeting held on April 30, 2015, the Company’s Board of Directors unanimously approved a capital increase of R$295,285, through the issue of preferred registered, book-entry common shares with no par value at the unit issue price of R$47.00.

(3)	The Special Shareholders’ Meeting held on May 28, 2015, approved a capital increase of R$9,666,021, through the issue of preferred book-entry, no-par-value Company shares due to the incorporation of GVTPart. shares.

a.2) Company share swap transactions between Telefónica and FrHolding108

On June 24, 2015, the share swap transaction ("swap") between Telefónica and FrHolding108 was concluded, whereby FrHolding108 transferred to Telefónica 76,656,559 shares representing 4.5% of the Company's capital, of which 68,597,306 are common shares representing 12% of that type of shares and 8,059,253 are preferred shares representing 0.72% of the shares of that type issued by the Company, in exchange for 1,110,000,000 shares representing 8.2% of the common shares of Telecom Italia, previously held by TELCO, a subsidiary of Telefónica.

On July 29, 2015, after close of the New York Stock Exchange, Vivendi disposed of 67,861,632 preferred Company shares representing 4% of its share capital. On the same date, the share swap transaction was concluded between Telefónica and FrHolding108, thus resulting in the transfer of 46,000,000 shares issued by Telefónica held in treasury to FrHolding108, in exchange for 58,400,000 preferred shares issued by the Company and held by FrHolding108, transferred to Telefónica. As such, Telefónica’s equity interest in the Company increased by 5.2% in relation to total preferred shares and 3.5% in relation to the Company's total share capital. Alternatively, equity interest of FrHolding108 in the Company was reduced in the same proportion and therefore, as from such date, FrHolding108 no longer holds any equity interest in the Company.

a.3) Internal reorganization of the Telefónica Group

As a result of Telefónica Group's internal reorganization process in the fourth quarter of 2016, Telefónica Internacional S.A. ("TISA") was merged into Telefónica Latinoamérica Holding, SL ("TLH"), a Spanish company whose entire capital and control is held by Telefónica S.A. ("TESA"). Consequently, the entire ownership interest in the Company, previously held by TISA, was fully transferred to TLH.

Accordingly, TLH now holds 24.09% of the Company's capital stock, represented by 46,746,635 common shares and 360,532,578 preferred shares.

This transaction did not cause any change in the composition of the Company's control, its administrative structure or its regular operation.

a.4) Distribution of capital

Paid-in capital at December 31, 2016 and 2015 amounted to R$63,571,416. After all the events described above, subscribed and paid-in capital is divided into shares without par value, held as follows:

At December 31, 2016

	Common Shares		Preferred Shares		Grand Total
Shareholders	Number	%	Number	%	Number	%, including treasury shares

Controlling Group	540,033,264	94.47%	704,207,855	62.91%	1,244,241,119	73.58%
Telefónica Latinoamérica Holding, S.L.	46,746,635	8.18%	360,532,578	32.21%	407,279,213	24.09%
Telefónica S.A.	198,207,608	34.67%	305,122,195	27.26%	503,329,803	29.76%
SP Telecomunicações Participações Ltda	294,158,155	51.46%	38,537,435	3.44%	332,695,590	19.67%
Telefónica Chile S.A.	920,866	0.16%	15,647	0.00%	936,513	0.06%

Non-controlling shareholders	29,320,789	5.13%	415,132,512	37.09%	444,453,301	26.28%
Other shareholders	29,320,789	5.13%	415,132,512	37.09%	444,453,301	26.28%

Total shares (not including outstanding shares)	569,354,053	99.60%	1,119,340,367	100.00%	1,688,694,420	99.86%

Treasury Shares	2,290,164	0.40%	339	0.00%	2,290,503	0.14%

Total shares	571,644,217	100.00%	1,119,340,706	100.00%	1,690,984,923	100.00%

Book value per share (not including outstanding shares):						R$ 41.00

At December 31, 2015

	Common Shares		Preferred Shares		Grand Total
Shareholders	Number	%	Number	%	Number	%, including treasury shares

Controlling Group	540,033,264	94.47%	704,207,855	62.91%	1,244,241,119	73.58%
Telefónica Internacional S.A.	46,746,635	8.18%	360,532,578	32.21%	407,279,213	24.09%
Telefónica S.A.	198,207,608	34.67%	305,122,195	27.26%	503,329,803	29.76%
SP Telecomunicações Participações Ltda	294,158,155	51.46%	38,537,435	3.44%	332,695,590	19.67%
Telefónica Chile S.A.	920,866	0.16%	15,647	0.00%	936,513	0.06%

Non-controlling interests	29,320,789	5.13%	415,132,117	37.09%	444,452,906	26.28%
Other shareholders	29,320,789	5.13%	415,132,117	37.09%	444,452,906	26.28%

Total shares (not including outstanding shares)	569,354,053	99.60%	1,119,339,972	100.00%	1,688,694,025	99.86%

Treasury Shares	2,290,164	0.40%	734	0.00%	2,290,898	0.14%

Total shares	571,644,217	100.00%	1,119,340,706	100.00%	1,690,984,923	100.00%

Book value per share (not including outstanding shares):						R$ 40.60

b) Premium on acquisition of interests

In accordance with accounting practices adopted in Brazil prior to the adoption of IFRS, goodwill was recorded when shares were acquired at a higher value than their carrying amount, generated by the difference between the carrying amount of shares acquired and the transaction’s fair value. With the adoption of IFRS 10, the effects of all acquisition of shares from non-controlling shareholders are recorded under equity when there is no change in the controlling shareholding. Consequently, these transactions no longer generate goodwill or income, and the goodwill previously generated from acquisition from non-controlling shareholders was adjusted matched against the Company’s equity.

The balance of this account at December 31, 2015 totaled R$75,388, which was reclassified to Other Capital Reserves during 2016.

c) Capital reserves

c.1) Treasury shares

These represent the Company's shares held in treasury, arising from corporate merger processes and the share repurchase program, as follows:

	Shares			In thousands of reais
Treasury stock	Common shares	Preferred shares	Total
At 12.31.14 (1)	251,440	2,081,246	2,332,686	(112,107)
Cancelation of treasury shares according to the Special Shareholders' Meeting (SGM) of 3/12/15 (2)	(251,440)	(2,081,246)	(2,332,686)	112,107
Dissenters' right – Acquisition of GVTPart. (3)	2,290,164	734	2,290,898	(87,805)
At 12.31.15	2,290,164	734	2,290,898	(87,805)
Transfer of lawsuits concerning judicial proceedings (4)	-	(395)	(395)	15
At 12.31.16	2,290,164	339	2,290,503	(87,790)

(1)	Company shares held in treasury from the following processes: (i) merger of TDBH (in 2006); (ii) merger of Vivo Participações shares (in 2011), and (iii) repurchase of common and preferred shares.

(2)	On March 12, 2015, the Special Shareholders’ Meeting approved the cancellation of 2,332,686 shares held in treasury.

(3)	The acquisition and merger of shares of GVTPart., on June 30, 2015, ended the term for shareholders to express their dissent in relation to the acquisition of GVTPart. (Note 4), as well as the incorporation of GVTPart. shares by the Company, with the consequent conversion of GVTPart. into wholly-owned subsidiary of the Company. Company shareholders who dissented from the decision taken at the Special Shareholders’ Meeting had the right to withdraw from the Company through reimbursement of the value of shares from proven holders on September 19, 2014 (inclusive).

(4)	In December 2016, the Company transferred 395 preferred shares in treasury to outstanding shares, equivalent to the amount of R$15, related to the compliance with judicial process decisions in which the Company is involved, regarding rights to the complementary receipt of calculated in relation to network expansion plans after 1996 (note 19).

c.2) Other capital reserves

At December 31, 2014, other capital reserves included: (i) R$63,074 related to the tax benefit generated by the merger of Telefônica Data do Brasil Ltda. which will be capitalized in favor of the controlling shareholder (SP Telecomunicações Participações Ltda.) after realization of the tax credit, pursuant to CVM Instruction No. 319/99; and (ii) R$2,735,930, related to the excess of the value in the issue or capitalization, in relation to the basic value of the share on the issue date.

Changes in this account for the years ended December 31, 2016 and 2015 are shown below.

At 12.31.14	2,799,004
Cancelation of treasury shares according to the Special Shareholders' Meeting (SGM) of 3/12/15 (1)	(112,107)
Direct costs of capital increases (2)	(62,433)
Incorporation of shares of GVTPart. (3)	(1,188,707)
At 12.31.15	1,435,757
Reclassification premium in the acquisition of equity interest in TData (4)	(75,388)
Transfer of lawsuits concerning judicial proceedings (5)	2
At 12.31.16	1,360,371

(1)	At the Special Shareholders’ Meeting held in March 12, 2015, the cancellation of 2,332,686 shares issued by the Company, held in treasury, was approved.

(2)	Refers to direct costs (net of taxes) of Company capital increases on April 28, 2015 and April 30, 2015, arising from the Primary Offering of Shares.

(3)	Refers the difference between the economic value of the merger of shares of GVTPart. and market value of shares, issued on the transaction closing date (note 4).

(4)	Regarding the effects of the acquisition of shares of non-controlling shareholders that, with the adoption of IFRS 10, would be recorded in equity when there is no change in the shareholding control.

(5)	In December 2016, the Company transferred 395 preferred shares in treasury to outstanding shares, equivalent to the amount of R$15, related to compliance with judicial process decisions in which the Company is involved, regarding rights to the complementary receipt of shares calculated in relation to network expansion plans after 1996 (note 19).

d) Income reserves

The amounts of the income reserves are distributed as follows:

	Legal reserve (1)	Expansion and Modernization Reserve (2)	Tax incentives (3)	Total
At 12.31.14	1,532,630	-	1,849	1,534,479
Recording of reserves	171,013	700,000	5,079	876,092
At 12.31.15	1,703,643	700,000	6,928	2,410,571
Reversal of reserves	-	(700,000)	-	(700,000)
Recording of reserves	204,262	550,000	10,141	764,403
At 12.31.16	1,907,905	550,000	17,069	2,474,974

(1)	This reserve is set up by allocation of 5% of the net income for the year, up to the limit of 20% of the paid-up capital. Legal reserve will only be used to increase capital and offset accumulated losses.

(2)	In accordance with Article 196 of Law No. 6404/76 and, based on capital budget to be submitted for consideration and approval at the General Shareholders’ Meeting.

(3)	The Company has State VAT (ICMS) tax benefits in the states of Minas Gerais and Espírito Santo, relating to tax credits approved by the relevant bodies of said states, in connection with investments in the installation of SMP support equipment, fully operational, in accordance with the rules in force, ensuring that the localities listed in the call for bid be included in the SMP coverage area. The portion of profit subject to the incentive was excluded from dividend calculation, and may be used only in the event of capital increase or loss absorption.

e) Dividend and interest on equity

e.1) Additional dividends for 2015

On April 28, 2016, the Company’s General Shareholders’ Meeting approved the allocation of proposed additional dividends for 2015, not yet distributed, amounting to R$1,287,223, equivalent to R$0.71487468232 and R$0.78636215055 for common and preferred shares, respectively, to common and preferred shareholders in the Company’s records at the end of the day of that meeting. The amount was paid in December 2016.

e.2) Remuneration to shareholders

The dividends are calculated in accordance with the Company Articles of Incorporation and the Corporation Law. The table below shows the calculation of dividends and interest on equity for 2016 and 2015:

	12/31/16	12/31/15
Net income for the year	4,085,242	3,420,249
Allocation to legal reserve	(204,262)	(171,013)
Total	3,880,980	3,249,236
(-) Tax incentives - not distributable	(10,141)	(5,079)
Adjusted net income	3,870,839	3,244,157

Dividend and IOE distributed for the year:	2,172,145	2,015,925
Interest on equity (gross)	2,172,145	1,745,925
Interim dividends	-	270,000
Balance of unallocated net income	1,698,694	1,228,232
(+) Reversal special reserve for modernization and expansion	700,000	-
(+) Expired equity instruments	221,559	494,001
(+-) Actuarial gains (losses) recognized and effect of limitation of surplus plan assets, net of taxes and other changes	(156,266)	264,990
Income available to be distributed	2,463,987	1,987,223

Proposal for Distributions:
Special reserve for modernization and expansion	550,000	700,000
Additional proposed dividends	1,913,987	1,287,223
Total	2,463,987	1,987,223

Mandatory minimum dividend - 25% of adjusted net income	967,710	811,039

The manner proposed by management for payment of dividends was:

For 2016: The remaining unallocated balance of net income for the year ended December 31, 2016, amounting to R$1,698,694, plus equity instruments lapsed in 2016 amounting to R$221,559 and reversal special reserve for expansion and modernization of 2016 amounting to R$700,000 and less other comprehensive income amounting to R$156,266, totaling R$2,463,987. The amount of R$550,000 was classified as "Special Reserve for Expansion and Modernization" and R$1,913,987 was classified as additional proposed dividends in accordance with the management proposal for allocation of income for the year, submitted and approved at the General Shareholders’ Meeting.

For 2015: The remaining unallocated balance of net income for the year ended December 31, 2015, amounting to R$1,228,232, plus equity instruments lapsed in 2015 amounting to R$494,001 and other comprehensive income amounting to R$264,990, totaling R$1,987,223. The amount of R$700,000 was classified as "Special Reserve for Expansion and Modernization" and R$1,287,223 was classified as additional proposed dividends in accordance with the management proposal for allocation of income for the year, submitted and approved at the General Shareholders’ Meeting on April 28, 2016.

Total proposed for deliberation - per share	12/31/16	12/31/15
Common shares	1.062955	0.714874
Preferred shares (1)	1.169250	0.786362

(1)	10% higher than the amount allocated to each common share, under article 7 of the Company Articles of Incorporation.

In 2016 and 2015, the Company allocated interim dividends and interest on equity, which were allocated to mandatory minimum dividends, as follows:

2016

	Dates			Gross Amount			Net Value			Amount per Share (1)
Nature	Approval	Credit	Beginning of Payment	Common	Preferred	Total	Common	Preferred	Total	Common	Preferred

IOE	02/19/16	02/29/16	Until 12/31/17	63,239	136,761	200,000	53,753	116,247	170,000	0.094411	0.103853
IOE	03/18/16	03/31/16	Until 12/31/17	106,559	230,441	337,000	90,575	195,875	286,450	0.159083	0.174992
IOE	04/18/16	04/29/16	Until 12/31/17	69,563	150,437	220,000	59,129	127,871	187,000	0.103853	0.114238
IOE	06/17/16	06/30/16	Until 12/31/17	50,908	110,092	161,000	43,272	93,578	136,850	0.076001	0.083601
IOE	09/19/16	09/30/16	Until 12/31/17	205,528	444,472	650,000	174,699	377,801	552,500	0.306837	0.337521
IOE	12/19/16	11/30/16	Until 12/31/17	191,029	413,116	604,145	162,375	351,149	513,523	0.285191	0.313710
Total				686,826	1,485,319	2,172,145	583,802	1,262,521	1,846,323

2015

	Dates			Gross Amount			Net Value			Amount per Share (1)
Nature	Approval	Credit	Beginning of Payment	Common	Preferred	Total	Common	Preferred	Total	Common	Preferred

Dividends	05/12/15	05/25/15	08/23/16	85,608	184,392	270,000	-	-	-	0.170179	0.187196
IOE	05/12/15	05/25/15	08/23/16	163,289	351,711	515,000	138,796	298,954	437,750	0.275910	0.303501
IOE	07/20/15	07/31/15	08/23/16	69,880	151,120	221,000	59,398	128,452	187,850	0.104325	0.114757
IOE	08/20/15	08/31/15	08/23/16	74,939	162,061	237,000	63,698	137,752	201,450	0.111878	0.123065
IOE	09/18/15	09/30/15	12/13/16	46,481	100,519	147,000	39,509	85,441	124,950	0.069392	0.076332
IOE	10/19/15	10/30/15	12/13/16	27,902	60,098	88,000	23,717	51,083	74,800	0.041541	0.045695
IOE	11/19/15	11/30/15	12/13/16	74,510	160,490	235,000	63,334	136,417	199,750	0.110934	0.122027
IOE	12/17/15	12/30/15	12/13/16	96,047	206,878	302,925	81,640	175,846	257,486	0.142998	0.157298
Total				638,656	1,377,269	2,015,925	470,091	1,013,945	1,484,036

(1)	The amounts of IOE are calculated and stated net of Withholding Income Tax (IRRF). The immune shareholders received the full IOE amount, without withholding income tax at source.

e.3) Unclaimed dividends and interest on equity

Pursuant to article 287, paragraph II, item “a” of Law No. 6404, of December 15, 1976, the dividends and interest on equity unclaimed by shareholders expire in 3 (three) years, as from the initial payment date. The Company reverses the amount of unclaimed dividends and IOE to equity upon expiry.

For the years ended December 31, 2016 and 2015, the Company reversed unclaimed dividends and interest on equity amounting to R$189,471 and R$137,273, respectively, which were included in calculations for decisions on Company dividends.

f) Other comprehensive income

Financial instruments available for sale: These refer to changes in fair value of financial assets available for sale.

Derivative financial instruments: These refer to the effective part of cash flow hedges up to the balance sheet date. The variation is mainly due to realization of derivatives related to the acquisition and payment of GVTPart. in May 2015 (Note 4).

Currency translation effects for foreign investments: This refers to currency translation differences arising from the translation of financial statements of Aliança (jointly-controlled entity).

Changes in other comprehensive income are as follows:

	Classification	Financial instruments available for sale	Derivative financial instruments	Currency translation effects - foreign investments	Total
Balances at 12/31/14		(7,702)	227,821	12,346	232,465
Exchange variation	P&L	-	-	21,679	21,679
Losses from future contracts	P&L	-	(5,600)	-	(5,600)
Gains from future contracts	P&L	-	155,531	-	155,531
Reclassification of gains cash flow hedge for goodwill	P&L	-	(377,373)	-	(377,373)
Losses on financial assets available for sale	P&L	(1,234)	-	-	(1,234)
Balances at 12/31/15		(8,936)	379	34,025	25,468
Exchange variation	P&L	-	-	(17,232)	(17,232)
Gains from future contracts	P&L	-	42	-	42
Reclassification of losses cash flow hedge for capex	P&L	-	3,128	-	3,128
Gains on financial assets available for sale	P&L	55	-	-	55
Balances at 12/31/16		(8,881)	3,549	16,793	11,461

g) Company Share Repurchase Program

In a meeting held on December 9, 2015, the Company’s Board of Directors, in accordance with article 17, item XV, of the Articles of Incorporation, approved the repurchase of common and preferred shares issued by the Company, under CVM Ruling No. 567, of September 17, 2015, for acquisition of common and preferred shares issued by the Company for subsequent cancellation, disposal or to be held in treasury, without decreasing capital.

At December 31, 2016 and 2015, the Company had not acquired any shares under its repurchasing program to be held in treasury, for subsequent sale and/or cancellation.

h) Earnings per share

Basic and diluted earnings per share were calculated by dividing profit attributed to the Company’s shareholders by the weighted average number of outstanding common and preferred shares for the year.

The table below sets out the calculation of earnings per share for the years ended December 31, 2016 and 2015:

	12.31.16	12.31.15	12.31.14
Net income for the year attributable to shareholders:	4,085,242	3,420,249	4,936,659
Common shares	1,291,743	1,083,911	1,572,094
Preferred shares	2,793,499	2,336,338	3,364,565

Number of shares:	1,688,694	1,491,131	1,123,269
Weighted average number of outstanding common shares for the year	569,354	503,842	381,335
Weighted average number of outstanding preferred shares for the year	1,119,340	987,289	741,934

Basic and diluted earnings per share:
Common shares (in R$)	2.27	2.15	4.12
Preferred shares (in R$)	2.50	2.37	4.53

24)	NET OPERATING REVENUE

	12.31.16	12.31.15	12.31.14
Gross operating revenue (1)	65,006,728	60,997,496	52,602,904

Deductions from gross operating revenue	(22,498,269)	(20,710,681)	(17,602,935)
Taxes	(15,388,784)	(14,163,869)	(12,503,782)
Discounts granted and return of goods	(7,109,485)	(6,546,812)	(5,099,153)

Net operating revenue	42,508,459	40,286,815	34,999,969

(1)	These include telephone services, use of interconnection network, data and SVA services, cable TV and other services. For the years ended December 31, 2016, 2015 and 2014, the amounts relating to infrastructure-related swap contracts, for which the Company acts as an agent under IAS 18, totaled R$392,277, R$210,636 and R$154,861, respectively.

No one customer contributed more than 10% of gross operating revenue for the years ended December 31, 2016, 2015 and 2014.

All amounts in net income are included in income and social contribution tax bases.

25) OPERATING COSTS AND EXPENSES

	12.31.16
	Cost of sales	Selling expenses	General and administrative expenses	Total
Personnel	(976,233)	(2,136,399)	(747,156)	(3,859,788)
Third-party services	(5,705,098)	(6,151,012)	(1,254,187)	(13,110,297)
Interconnection and network use	(1,924,148)	-	-	(1,924,148)
Advertising and publicity	-	(1,065,882)	-	(1,065,882)
Rental, insurance, condominium and connection means (1)	(2,326,219)	(141,135)	(220,655)	(2,688,009)
Taxes, charges and contributions	(1,861,237)	(5,933)	(92,394)	(1,959,564)
Estimated impairment losses on accounts receivable	-	(1,348,221)	-	(1,348,221)
Depreciation and amortization (2)	(5,821,620)	(1,408,866)	(423,920)	(7,654,406)
Cost of goods sold	(2,118,940)	-	-	(2,118,940)
Materials and other operating costs and expenses	(89,519)	(197,918)	(55,074)	(342,511)
Total	(20,823,014)	(12,455,366)	(2,793,386)	(36,071,766)

	12.31.15
	Cost of sales	Selling expenses	General and administrative expenses	Total
Personnel	(813,612)	(1,939,493)	(468,557)	(3,221,662)
Third-party services	(5,300,820)	(6,183,609)	(1,044,272)	(12,528,701)
Interconnection and network use	(2,595,894)	-	-	(2,595,894)
Advertising and publicity	-	(1,102,458)	-	(1,102,458)
Rental, insurance, condominium and connection means (1)	(2,051,055)	(156,663)	(186,691)	(2,394,409)
Taxes, charges and contributions	(1,616,920)	(5,264)	(65,599)	(1,687,783)
Estimated impairment losses on accounts receivable	-	(1,230,675)	-	(1,230,675)
Depreciation and amortization (2)	(5,269,588)	(1,181,216)	(364,147)	(6,814,951)
Cost of goods sold	(2,597,088)	-	-	(2,597,088)
Materials and other operating costs and expenses	(100,099)	(206,099)	(13,193)	(319,391)
Total	(20,345,076)	(12,005,477)	(2,142,459)	(34,493,012)

	12.31.14
	Cost of sales	Selling expenses	General and administrative expenses	Total
Personnel	(549,353)	(1,684,431)	(445,483)	(2,679,267)
Third-party services	(4,024,576)	(5,703,257)	(795,288)	(10,523,121)
Interconnection and network use	(3,176,278)	-	-	(3,176,278)
Advertising and publicity	-	(940,952)	-	(940,952)
Rental, insurance, condominium and connection means (1)	(1,556,418)	(140,912)	(173,688)	(1,871,018)
Taxes, charges and contributions	(1,692,116)	(3,128)	(39,482)	(1,734,726)
Estimated impairment losses on accounts receivable	-	(896,336)	-	(896,336)
Depreciation and amortization (2)	(4,067,310)	(893,900)	(334,379)	(5,295,589)
Cost of goods sold	(2,107,068)	-	-	(2,107,068)
Materials and other operating costs and expenses	(49,556)	(203,809)	(15,483)	(268,848)
Total	(17,222,675)	(10,466,725)	(1,803,803)	(29,493,203)

(1)	The amounts relating to infrastructure-related swap contracts, under the concept of agent under IAS 18, which were not recognized as costs and revenues for the years ended December 31, 2016, 2015 and 2014, totaled R$392,277, R$210,636 and R$154,861, respectively (Note 24).

(2)	Includes R$46,647 and R$37,626, related to non-cumulative PIS and COFINS tax credits of December 31, 2016 and 2015, respectively.

26)	OTHER OPERATING INCOME (EXPENSES), NET

	12.31.16	12.31.15	12.31.14
Recovered expenses and fines	504,877	538,239	418,139
Provisions for labor, tax and civil contingencies	(985,176)	(1,014,080)	(775,390)
Net gain (loss) on asset disposal/loss (1)	463,602	(4,512)	(10,266)
Other operating income (expenses) (2)	(51,977)	(73,852)	(30,220)
Total	(68,674)	(554,205)	(397,737)

Other operating income	968,479	538,239	510,628
Other operating expenses	(1,037,153)	(1,092,444)	(908,365)
Total	(68,674)	(554,205)	(397,737)

(1)	The amount shown for 2016 includes R$476,371 (net of residual values) from the Company's sale of 1,655 of transmission towers to Telxius Torres Brasil Ltda (former Towerco Latam Brasil Ltda (Note 29)). After the sale of these assets, a lease agreement for part of the towers sold was entered into, thus ensuring continued transmission of data for mobile services.

The transaction was recognized as sale and leaseback as provided under IAS 17. Management analyzed each asset leased back and classified them as operating or finance leases in accordance with IAS 17 qualitative and quantitative criteria.

Risks and benefits relating to these towers have been transferred to their purchasers, with the exception of several towers for which transfer of risks and benefits was not possible. For these items, the amount was recognized as deferred revenue (Note 20).

(2)	In the same transaction described in item (1), the Company transferred assignment of current lease agreements for sites and sold sharing agreements (customer portfolio) for R$40,899.

27) FINANCIAL INCOME (EXPENSES)

	12.31.16	12.31.15	12.31.14
Financial Income
Interest income	719,399	832,872	629,476
Interest receivable (customers, taxes and other)	104,837	87,023	119,661
Gain on derivative financial instruments	994,801	2,910,914	641,296
Foreign exchange variations on loans and financing	487,747	203,754	153,953
Other revenues from foreign exchange and monetary variation	374,169	569,698	288,854
Other financial income	100,406	124,404	150,146
Total	2,781,359	4,728,665	1,983,386

Financial Expenses
Loan, financing, debenture and finance lease charges	(1,061,098)	(921,019)	(738,980)
Foreign exchange variation on loans and financing	(214,952)	(1,365,133)	(338,108)
Loss on derivative financial instruments	(1,342,671)	(2,011,855)	(542,967)
Interest payable (financial institutions, provisions, trade accounts payable, taxes and other)	(278,175)	(216,729)	(184,010)
Other expenses with foreign exchange and monetary variation	(830,466)	(704,438)	(389,132)
IOF, PIS, Cofins and other financial expenses	(288,538)	(357,669)	(152,184)
Total	(4,015,900)	(5,576,843)	(2,345,381)

Financial Expenses, net	(1,234,541)	(848,178)	(361,995)

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

Reconciliation of the reported tax expense and the amounts calculated by applying the statutory tax rate of 34% (income tax of 25% and social contribution tax of 9%) is shown in the table below for the years ended December 31, 2016, 2015 and 2014.

	12.31.16	12.31.15	12.31.14
Income before taxes	5,134,722	4,393,456	4,753,974
Income and social contribution tax expenses, at the tax rate of 34%	(1,745,805)	(1,493,775)	(1,616,351)
Permanent and temporary differences
Equity pickup, net of effects from interest on equity received and surplus value of the assets purchased attributed to the Company (Note 11)	423	692	2,360
Unclaimed interest on equity	(11,432)	(6,552)	(17,860)
Deferred tax adjustments – Law No. 12973/14 (1)	-	-	1,195,989
Non-deductible expenses, gifts, incentives	(88,916)	(139,752)	(122,353)
Tax benefit related to interest on equity allocated	738,529	593,615	711,280
Other (additions) exclusions	57,721	72,565	29,620
Tax debits	(1,049,480)	(973,207)	182,685

Effective rate	20.4%	22.2%	-3.8%
Current income and social contribution taxes (2)	(288,063)	(939,500)	(567,014)
Deferred income and social contribution taxes	(761,417)	(33,707)	749,699

(1)	After Law No. 12973 came into force (Provisional Executive Order No. 627/13), published on May 14, 2014, the Company reviewed the tax bases for certain intangible assets resulting from business combinations, representing a positive net effect on deferred income and social contribution taxes amounting to R$1,195,989 for the year ended December 31, 2014.

(2)	Current income and social contribution taxes were R$488,450, R$970,671 and R$566,382 on December 31, 2016, 2015 and 2014. These expenses were impacted due to adjustments of current income and social contribution taxes current from previous years. Any impacts on the reconciliation of effective rates were considered in the table above.

Breakdown of gains and losses of deferred income and social contribution taxes on temporary differences is shown in Note 8.b).

29) BALANCES AND TRANSACTIONS WITH RELATED PARTIES

a)	Balances and transactions with related parties

The main balances of assets and liabilities with related parties arises from transactions with companies related to the controlling group carried out at the prices and other commercial conditions agreed in contracts between the parties as follows:

a)	Fixed and mobile telephony services provided by Telefónica Group companies;

b)	Digital TV services provided by Media Networks Latino America;

c)	Lease and maintenance of safety equipment provided by Telefônica Inteligência e Segurança Brasil;

d)	Corporate services passed through at the cost effectively incurred for these services;

e)	Systems development and maintenance services provided by Telefónica Global Technology;

f)	International transmission infrastructure for several data circuits and roaming services provided by Telxius Cable Brasil (former Telefónica International Wholesale Brasil), Telefónica International Wholesale Services Espanha, Telefónica USA and Media Net Br;

g)	Administrative and management services (financial, property, accounting and human resources services) provided by Telefônica Serviços Empresariais do Brasil;

h)	Logistics operator, messenger and motorcycle courier services provided by Telefônica Transportes e Logística. The amounts for the year of 2015 refer to the period from January to October 2015, the month in which this company was acquired by TData;

i)	Content-related services provided by Terra Networks Brasil;

j)	Data communication services and integrated solutions provided by Telefónica International Wholesale Services Espanha and Telefónica USA;

k)	Long distance call and international roaming services provided by companies of Telefónica Group;

l)	Sundry expenses and costs to be reimbursed by companies of Telefónica Group;

m)	Brand Fee for assignment of rights to use the brand paid to Telefónica;

n)	Stock option plan for employees of the Company and its subsidiaries related to acquisition of Telefónica shares;

o)	Cost Sharing Agreement (CSA) for digital-business related expenses reimbursed to Telefónica Latino América Holding S.L. (former Telefónica Internacional) and Telefónica Digital;

p)	Leases/rentals of Telefónica Group companies’ buildings;

q)	Financial Clearing House roaming, inflows of funds for payments and receipts arising from roaming operation between group companies operated by Telfisa;

r)	Integrated e-learning, online education and training solutions provided by T. Learning Services Brasil;

s)	Factoring transactions, credit facilities for services provided by the Group's suppliers;

t)	Social investment in Fundação Telefônica, innovative use of technology to enhance learning and knowledge, contributing to personal and social development;

u)	Contracts or agreements assigning user rights for cable ducts, optical fiber duct rental services, and right-of-way related occupancy agreements with several highway concessionaires provided by Companhia AIX;

v)	Adquira Sourcing platform - online solution provided by Telefónica Compras Electrónicas to transact purchase and sale of all types of goods and services;

w)	Digital media; marketing and sales, in-store and outdoor digital marketing services provided by Telefônica On The Spot Soluções Digitais Brasil; and

x)	Sale/transfer of the Company's towers and customer portfolio to Telxius Torres Brasil (former Towerco Latam Brasil).

As described in note 32, the Company and its subsidiaries sponsor pension plans and other post-employment benefits to its employees with Visão Prev e Sistel.

The following table summarizes the balances with related parties:

		Balance Sheet - Assets
		At 12/31/16				At 12/31/15
		Current assets			Noncurrent assets	Current assets			Noncurrent assets
Companies	Type of transaction	Cash and cash equivalents	Accounts receivable, net	Other assets	Other assets	Cash and cash equivalents	Accounts receivable, net	Other assets	Other assets
Parent Companies
SP Telecomunicações Participações	d) / l)	-	94	9,607	11	-	16	3,984	532
Telefónica LatinoAmerica Holding (former Telefónica Internacional)	d) / l)	-	-	206,619	-	-	-	124,775	-
Telefónica	l)	-	-	633	-	-	-	3,248	6
		-	94	216,859	11	-	16	132,007	538
Other Group companies
Telefónica USA	j)	-	3,550	-	-	-	4,909	-	-
Telefónica Peru	k)	-	471	-	-	-	912	-	-
Telefônica Inteligência e Segurança Brasil (former Telefônica Engenharia de Segurança do Brasil)	a) / d) / l)	-	868	595	350	-	301	569	350
Telxius Cable Brasil (former Telefónica International Wholesale Services Brasil)	a) / d) / k / l) / p)	-	11,513	2,602	76	-	10,416	172	76
Telefónica International Wholesale Services Espanha	j) / k)	-	82,613	-	-	-	117,356	-	-
Telefónica Moviles Del Espanha	k)	-	9,220	-	-	-	15,555	-	-
Telefônica Serviços Empresariais do Brasil	a) / d) / l) / p)	-	2,518	343	2,067	-	4,357	1,681	3,236
Terra Networks Brasil	a) / d) / l)	-	5,499	7,550	46	-	4,651	7,440	46
Telefónica Global Technology	l)	-	1,614	11,244	-	-	1,934	9,353	-
Telefônica Learning Services Brasil	a)	-	64	-	-	-	58	-	-
Companhia AIX de Participações	a)	-	37	-	-	-	8	-	-
Telefônica Factoring do Brasil	a) / d)	-	4,927	6	16	-	4	4	13
Fundação Telefônica	a) / d) / l)	-	-	-	-	-	-	49	96
Colombia Telecomunicaciones ESP	k)	-	2,641	3,900	-	-	1,932	4,827	-
Telefónica Moviles Argentina	k)	-	6,288	-	-	-	2,057	-	-
Telefónica Moviles Del Chile	k)	-	10,207	337	-	-	8,708	417	-
Pegaso PCS	k)	-	6,163	-	-	-	5,175	-	-
Otocel	k)	-	485	-	-	-	123	-	-
Telefónica Moviles Del Uruguay	k)	-	761	-	-	-	916	-	-
Telefonica UK LTD.(O2 UK LTD)	k)	-	8,809	-	-	-	15,615	-	-
T.O2 Germany GMBH CO. OHG	k)	-	9,849	-	-	-	6,811	-	-
Telcel Telecom. Celulares C. A.	k)	-	6,180	-	-	-	2,530	-	-
Telfisa	q)	78,070	-	-	-	99,609	-	-	-
Telxius Torres Brasil (former Towerco Latam Brasil (1))	x)	-	13,842	3,709	-	-	-	-	-
Telefónica Moviles Panama	k)	-	1,260	-	-	-	1,137	-	-
Other	a) / d) / k) / l) / p) / w)	-	1,433	718	250	-	1,476	870	564
		78,070	190,812	31,004	2,805	99,609	206,941	25,382	4,381
Total		78,070	190,906	247,863	2,816	99,609	206,957	157,389	4,919

		Balance Sheet - Liabilities
		At 12/31/16			At 12//31/15
		Current liabilities		Noncurrent liabilities	Current liabilities		Non-current liabilities
Companies	Type of transaction	Trade accounts payable and other payables	Other liabilities	Other liabilities	Trade accounts payable and other payables	Other liabilities	Other liabilities
Parent Companies
SP Telecomunicações Participações	l)	-	533	-	-	-	57
Telefónica LatinoAmerica Holding (former Telefónica Internacional)	l) / o)	109	-	-	63,280	-	-
Telefónica	l) / m) / n)	2,236	84,759	-	898	86,596	-
		2,345	85,292	-	64,178	86,596	57
Other Group companies
Telefónica USA	f)	14,283	-	168	17,786	122	202
Telefónica Peru	k)	976	-	-	2,894	-	-
Telefônica Inteligência e Segurança Brasil (former Telefônica Engenharia de Segurança do Brasil)	c)	26,516	19	8	5,234	-	8
Telxius Cable Brasil (former Telefónica International Wholesale Services Brasil)	d) / f) / l)	52,210	1,690	378	35,299	1,673	378
Telefónica International Wholesale Services Espanha	f) / k)	50,121	8	-	16,501	19,208	-
Telefónica Moviles Del Espanha	k)	4,671	-	-	14,437	-	-
Telefônica Serviços Empresariais do Brasil	g) / l)	112	803	239	1,904	2,115	1,745
Terra Networks Brasil	i)	3,360	440	769	5,647	78	769
Telefónica Global Technology	e)	15,169	-	-	14,071	-	-
Telefônica Digital España	o)	35,347	-	-	30,311	-	-
Media Networks Latina America SAC	b)	32,398	-	-	45,866	-	-
Telefônica Learning Services Brasil	r)	16,328	-	-	10,607	-	-
Companhia AIX de Participações	u)	1,835	-	-	1,601	-	-
Telefônica Factoring do Brasil	s)	-	6,154	-	-	8,400	-
Fundação Telefônica	t)	-	52	-	-	22	266
Colombia Telecomunicaciones S.A. ESP	k)	2,675	-	-	1,500	-	-
Telefónica Compras Electrónicas	v)	24,196	-	-	14,738	-	-
Telefónica Moviles Argentina	k)	13,997	-	-	8,027	-	-
Telefónica Moviles Del Chile	k)	10,673	-	-	9,758	-	-
Pegaso PCS	k)	2,452	-	-	354	-	-
Otocel	k)	3,033	-	-	3,056	-	-
Telefónica Moviles Del Uruguay	k)	2,059	-	-	1,342	-	-
Telefonica UK LTD.(O2 UK LTD)	k)	3,868	-	-	4,800	-	-
T.O2 Germany GMBH CO. OHG	k)	4,409	-	-	991	-	-
Telcel Telecom. Celulares C. A.	k)	4,721	-	-	416	-	-
Telxius Torres Brasil (former Towerco Latam Brasil (1))	x)	33,178	15,991	-	-	-	-
Telefónica Moviles Panama	k)	737	-	-	362	-	-
Other	h) / k)	19,571	-	347	4,631	-	347
		378,895	25,157	1,909	252,133	31,618	3,715
Total		381,240	110,449	1,909	316,311	118,214	3,772

		Income statement
Companies	Type of transaction	12.31.16	12.31.15	12.31.14
Parent Companies
SP Telecomunicações Participações	d) / l)	67	(240)	(18,292)
Telefónica LatinoAmerica Holding (former Telefónica Internacional)	d) / l) / o)	91,874	120,575	113,349
Telefónica	l) / m) / n)	(329,435)	(372,167)	(337,975)
		(237,494)	(251,832)	(242,918)
Other Group companies
Telefónica USA	f) / j)	(12,321)	(12,917)	1,692
Telefónica Peru	k)	(1,677)	(3,190)	(793)
Telefônica Inteligência e Segurança Brasil (former Telefônica Engenharia de Segurança do Brasil)	a) / c) / d) / l)	(38,279)	(24,660)	(6,787)
Telxius Cable Brasil (former Telefónica International Wholesale Services Brasil)	a) / d) / f) / k / l) / p)	(228,727)	(237,529)	(190,702)
Telefónica International Wholesale Services Espanha	f) / j) / k)	1,219	66,101	10,800
Telefónica Moviles Del Espanha	k)	(3,006)	(885)	(2,464)
Telefônica Serviços Empresariais do Brasil	a) / d) / g) / l) / p)	942	(6,468)	(59,523)
Telefônica Transportes e Logistica	a) / d) / h) / l) / p)	-	(53,657)	(78,500)
Terra Networks Brasil	a) / d) / i) / l)	(207)	(20,123)	6,323
Telefónica Global Technology, S.A.U.	e) / l)	(29,689)	(9,456)	(20,351)
Telefônica Digital España	l) / o)	(46,134)	(52,296)	(3,446)
Media Networks Latina America SAC	b) / l)	(17,183)	(39,234)	868
T. Learning Services Brasil	a) / r)	(46,231)	(44,685)	(17,648)
Companhia AIX de Participações	a) / u)	(21,249)	(19,184)	(18,417)
Telefônica Factoring do Brasil	a) / d) / s)	241	124	999
Fundação Telefônica	a) / d) / l) t)	(10,530)	(10,283)	(11,445)
Colombia Telecomunicaciones S.A. ESP	k)	(3,554)	(188)	(481)
Telefónica Compras Electrónicas	v)	(42,889)	(13,692)	(2,549)
Telefónica Moviles Argentina	k)	(6,040)	(7,675)	(1,003)
Telefónica Moviles Del Chile	k)	(102)	(3,405)	(403)
Pegaso PCS	k)	(5,905)	(2,503)	(1,642)
Otocel	k)	(130)	(635)	(107)
Telefónica Moviles Del Uruguay	k)	(1,864)	(1,705)	(1,854)
Telefonica UK LTD.(O2 UK LTD)	k)	(989)	854	(379)
T.O2 Germany GMBH CO. OHG	k)	(4,482)	(1,412)	(2,611)
Telcel Telecom. Celulares C. A.	k)	(668)	1,920	168
Telxius Torres Brasil (former Towerco Latam Brasil (1))	x)	(70,500)	-	-
Telefónica Moviles Panama	k)	(1,026)	(480)	(331)
Other	a) / d) / f) / h) / k) / l) / p) / w)	(18,292)	(4,133)	(8,740)
Total		(609,272)	(501,396)	(409,326)
		(846,766)	(753,228)	(652,244)

(1)	In March 2016, the Company entered into a purchase and sale agreements for infrastructure and assignment of leases, pooling and other covenants ("Agreement") with Telxius Torres Brasil Ltda (former Towerco Latam Brasil Ltda) (a Telefónica subsidiary). The subject matter of the agreement is the purchase and sale of 1,655 tower structures, assignment of current rental agreements for their sites and shared-use/ pooling agreements. The total amount involved was R$760,000, comprising R$719,101 relating to the tower infrastructures and R$40,899 relating to the customer portfolio.

The agreement's conditions were established taking into consideration (i) prior transactions of the same nature performed by the Company and other companies in the industry; (ii) a valuation report for the assets subject matter of the agreement, prepared by an independent appraiser; and (iii) internal business plan showing that the operation is profitable for the Company.

The following table summarizes the aforementioned transaction:

Impacts on the Balance Sheet
Description	Balance Sheet Group	R$ thousands
Amounts receivable from Telxius Torres Brasil Ltda (former Towerco Latam Brasil Ltda.)	Related-party receivables (1)	760,000
Amount of write-offs of residual values of towers	Property, plant and equipment (note 13)	(99,210)
Value of towers classified as finance lease	Finance lease (Note 21)	2,674
Value of towers awaiting for contractual conditions for transfer	Deferred revenues (Note 20)	140,846

(1)	On April 8, 2015, Telxius Torres Brasil Ltda (former Towerco Latam Brazil Ltda) settled the amount of R$760,000 in favor of the Company relating to this transaction, which is classified in the statement of cash flows as cash received from sale of PP&E items.

Impacts on the Statement of Income
Description	DRE Group	R$ thousands
Value of disposal of towers (except retention and financial lease)	Other operating revenues (expenses), net (Note 26)	575,580
Value of write-off of residual amount	Other operating revenues (expenses), net (Note 26)	(99,210)
Value of customer portfolio	Other operating revenues (expenses), net (Note 26)	40,899
Amount of PIS and Cofins charged on customer portfolio	Other operating revenues (expenses), net (Note 26)	(3,783)
Effect on operating income		513,486
Amount of IR and CS levied on towers and customer portfolio	Income and social contribution taxes (Note 28)	(174,585)
Net effect on transaction income	Net effect on transaction income	338,901

b)	Management compensation

Key management personnel compensation paid by the Company to its Board of Directors and Statutory Officers for the years ended December 31, 2016, 2015 and 2014 totaled R$109,314, R$82,582 and R$22,174, respectively. Of this amount, R$39,822 (R$40,328 at December 31, 2015 and R$16,793 at December 31,2014) corresponds to salaries, benefits and social charges and R$69,492 (R$42,254 at December 31, 2015 and R$5,381 at December 31, 2014) to variable compensation.

These amounts were recorded as expenses with personnel under the General and administrative expenses group of accounts (Note 25).

For the years ended December 31, 2016, 2015 and 2014, the Company’s Directors and Officers did not receive any pension, retirement pension or other similar benefits.

30)	INSURANCE COVERAGE

The policy of the Company and its subsidiaries, as well as the Telefónica Group, includes contracting insurance coverage for all assets and liabilities involving significant and high-risk amounts, based on management’s judgment and following Telefónica corporate program guidelines.

At December 31, 2016, maximum limits of claims (established pursuant to the agreements of each company by the Company) for significant assets, liabilities or interests covered by insurance and their respective amounts were R$1,047,826 for operational risks (with loss of profit) and R$75,000 for general civil liability.

31)	SHARE-BASED PAYMENT PLANS

Telefónica, as the Company's parent company, has different share-based payment plans based on the share quotes, which were also offered to management and employees of its subsidiaries, including Telefônica Brasil and the latter's subsidiaries.

The fair value of these options is estimated on the grant date, based on a binomial pricing model reflecting terms and conditions of instruments granted.

The Company and its subsidiaries reimburse Telefónica for the amount of the fair value of the benefits granted to management and employees on the grant date.

The main plans in effect at December 31, 2016 and 2015 are detailed below:

a)	Performance & Investment Plan (“PIP”)

Telefónica's General Shareholders’ Meeting held on May 18, 2011 approved a long-term program for using Telefónica stock options to reward senior management's global commitment, outstanding performance and high potential by awarding Telefónica S.A. shares.

Participants are not required to pay for their initial stock options and may increase the number of shares to be received at the end of the plan if they decide to make a joint investment in their PIP, which requires a participant to buy the equivalent of 25% of the initial shares awarded by Telefónica and hold them until the end of the cycle, when Telefónica will add another 25% in addition to the initial amount of shares in their co-investment.

Initially, the plan is expected to remain effective for 3 years. The cycles are independent of each other. The number of shares is reported at the beginning of each cycle and will be transferred to participants 3 years after the grant date assuming these professionals have met their targets.

The granting of shares is conditional on: (i) maintenance of an active employment relationship within the Telefónica Group on the cycle consolidation date; and (ii) achievement, by Telefónica, of results representing fulfillment of the objectives established for the plan.

The level of success is based on a comparison of the growth in shareholder earnings, considering stock quotations and dividends (Total Shareholder Return - TSR) with the growth in TSR for companies of the Group in an established basis of comparison.

In 2014, the Company approved the extension of this program for another 3 cycles of 3 years each, beginning October 1, 2014 and extending to September 30, 2017. The number of shares is stated at the beginning of the cycle and three years after grant date, and shares are transferred to participants as long as TSR targets are met.

The 2012-2015 cycle was completed in June 2015, achieving the TSR targets. Sixty eight (68) of the Company's executives obtained the right to receive 258,552 Telefónica shares.

The 2013-2016 cycle takes place in June 2016 and the TSR was not achieved, therefore Telefónica shares were not awarded to the Company’s executives.

The following cycles have been scheduled:

•	4th cycle (October 1, 2014 to September 30, 2017): 66 active Company executives (including 3 executives appointed under the Company’s Articles of Incorporation) hold the right to potentially receive 365,215 Telefónica shares (includes initial amounts and co-investment).

•	5th Cycle (October 1, 2015 the September 30, 2018): 106 active Company executives (including 3 executives appointed under the Articles of Incorporation) of the Company, hold the right to potentially receive 581,899 Telefónica shares (includes initial amounts and co-investment).

At December 31, 2016, the value of Telefónica’ share price was Eur 8.82.

b)	Talent for the Future Share Plan (“TFSP”)

Telefónica's 2014 General Shareholders’ Meeting approved a long-term program to reward the global commitment, outstanding performance and high potential of its executives by awarding Telefónica shares.

Participants are not required to pay for their initial options. Initially, the plan is expected to remain effective for 3 years. The cycle began on October 1, 2014 and will be effective until September 30, 2017. The number of shares is reported at the beginning of the cycle and shares will be transferred to participants 3 years after grant date if their targets have been met.

The granting of shares is conditional upon: (i) maintenance of an active employment relationship within the Telefónica Group on the cycle consolidation date; and (ii) achievement, by Telefónica, of results representing fulfillment of the objectives established for the plan. The level of success is based on a comparison of growth in Telefónica shareholder earnings, including their quotations and dividends (Total Shareholder Return - TSR) compared with the growth in TSR for Companies of the Group in an established basis of comparison.

The following cycles have been scheduled:

•	1st cycle (October 1, 2014 to September 30, 2017): with the right to potentially receive 58,000 Telefónica shares (includes initial amounts).

•	2nd cycle (October 1, 2015 to September 30, 2018): with the right to potentially receive 90,000 Telefónica shares (includes initial amounts).

At December 31, 2016, the value of Telefónica’ share price was Eur 8.82.

c)	Global Employee Share Plan (“GESP”)

At the Telefónica General Shareholders’ Meeting held on May 30, 2014, a share purchase plan under tax incentive was approved, intended for employees of Telefónica Group at the international level, including the employees of the Company and its subsidiaries. This plan offers the possibility of acquiring Telefónica shares with the commitment of the later to deliver free of charge to participants a given number of its shares, whenever certain requirements are met.

Initially, the plan was expected to remain effective for 2 years. Employees enrolled in the plan were able to acquire Telefónica shares by making monthly contributions of 25 to 150 euros (or the equivalent in local currency) totaling at most 1,800 euros over 12 months (acquisition period).

Shares will be transferred on the plan's vesting date, at July 31, 2017 and is subject to the following conditions: (i) the permanence in the Company during the 2-year program period (vesting period), subject to certain special conditions related to terminations; and (ii) the exact number of shares to be granted at the end of the vesting period depends on the number of shares acquired and held by employees. Thus, employees enrolled with the plan, who remained in the Telefónica Group and who have held the shares acquired for an additional period of over 12 months after the end of the purchase period, will be entitled to receive one free share for each share they have acquired and held until the end of the vesting period.

d)	Changes

Changes (quantities) of share-based compensation plans described above, for the years ended December 31, 2016 and 2015, are as follows:

	Number / Plans
	TFSP	PIP	Total
Outstanding shares at 12.31.14	73,500	1,994,430	2,067,930
Shares granted in the year	81,000	771,058	852,058
Shares expired in the year	(7,000)	(1,092,323)	(1,099,323)
Shares exercised in the year	-	(258,552)	(258,552)
Outstanding shares at 12.31.15	147,500	1,414,613	1,562,113
Shares granted in the year	23,500	-	23,500
Shares expired in the year	(23,000)	(467,499)	(490,499)
Outstanding shares at 12.31.16	148,000	947,114	1,095,114

The expenses of the Company and its subsidiaries with the share-based compensation plans described above, where applicable, are recorded as personnel expenses, divided into the groups Cost of Services, Selling expenses and General and Administrative Expenses (Note 25), corresponding to R$21,952, R$15,406 and R$12,038 for the years ended December 31, 2016, 2015 and 2014.

32)	PENSION PLANS AND OTHER POST-EMPLOYMENT BENEFITS

The plans sponsored by the Company and related benefit types are as follows:

Plan	Type	Entity	Sponsor
PBS-A	Defined benefit (DB)	Sistel	Telefônica Brasil, jointly with other telecoms resulting from privatization of the Sistema Telebrás
PAMA / PCE	Defined benefit (DB)	Sistel	Telefônica Brasil, jointly with other telecoms resulting from privatization of the Sistema Telebrás
Healthcare - Law No. 9656/98	Defined benefit (DB)	Telefônica Brasil	Telefônica Brasil
CTB	Defined benefit (DB)	Telefônica Brasil	Telefônica Brasil
Telefônica BD	Defined benefit (DB)	VisãoPrev	Telefônica Brasil
PREV	Hybrid	VisãoPrev	Telefônica Brasil
VISÃO	Defined contribution (DC) / Hybrid	VisãoPrev	Telefônica Brasil, TData and TGLog

The actuarial valuation of the plans was made in December 2016 and 2015, based on members registered at July 31, 2016 for the plans administered by VisãoPrev and Sistel (except for registered health care plan members - Law No. 9656/98, at August 31 2016), both projected for December 31, 2016 and based on members registered at July 31, 2015 for the plans administered by VisãoPrev and Sistel (except for registered health care plan members - Law No. 9656/98, at April 30 2015), both projected for December 31, 2015.

The Company has participation in the decisions that directly affect the governance of the plans, with members nominated for both the Deliberative Council and the Fiscal Council of the administrators Sistel and VisãoPrev.

Sistel, as of December 31, 2016, had 12 members, 2 members appointed by the Company as part of its Deliberative Council. On the same date, Sistel had as part of its Fiscal Council, composed of 6 members, one member appointed by the Company.

VisãoPrev, as of December 31, 2016, had as part of its Deliberative Council, composed of 8 members, 5 members appointed by the Company. On that same date, VisãoPrev had as its Fiscal Council, composed of 8 members, 5 members appointed by the Company.

The actuarial gains and losses generated in each year are immediately recognized in equity (in other comprehensive income).

The defined benefit obligation is made up of different components, according to the pension characteristic of each plan, and may include the actuarial liabilities of supplementary pension liabilities, health care benefits to retirees and dependents or compensation for death or disability of members. This liability is exposed to economic and demographic risks, such as: (i) increases in medical costs that could impact the cost of health care plans; (ii) salary growth; (iii) long-term inflation rate; (iv) nominal discount rate; and (v) life expectancy of members and pensioners.

The fair value of plan assets is primarily comprised of fixed income investments (NTN's, LFT, LTN's, repurchase agreements, CDBs, debentures, letters of guarantee and FIDC shares) and equity investments (highly liquid, well regarded, large company shares and investments in market indices). Due to the concentration of fixed income and floating rate investments plan assets are mainly exposed to the risks inherent in the financial market and economic environment such as: (i) market risk in the economic sectors where variable income investments are concentrated; (ii) risk events that impact the economic environment and market indices where variable income investments are concentrated; and (iii) the long-term inflation rate that may erode the profitability of fixed-income investments at fixed rates.

The companies that administer post-employment benefits plans sponsored by the Company (VisãoPrev and Sistel) seek to meet the flows of assets and liabilities through the acquisition of fixed income securities and other long-term assets.

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

The position of plan assets is at December 31, 2016 and 2015, respectively, and plan assets were apportioned based on the company’s actuarial liabilities in relation to the total actuarial liabilities of the plan.

The following is a summary of the pension plans and other post-employment benefits:

a)	Post-retirement Health Plans

a.1) Healthcare Plan to Retirees and Special Coverage Program (PAMA and PAMA-PCE)

The Company, together with other companies of the former Telebrás System, at shared cost, sponsor health care plans (PAMA and PAMA-PCE) for retirees. These plans are managed by Fundação Sistel and are closed plans, not admitting new members.

Contributions to the plans are determined based on actuarial valuations prepared by independent actuaries, in accordance with the rules in force in Brazil. The funding procedure is the capitalization method and the sponsor’s contribution is at the fixed percentage of 1.5% of payroll of employees covered by the Telefônica BD plan.

Sistel’s ordinary Deliberative Board’s Meeting of September 30, 2015, approved the setting up of a compensation and solvency fund, formed by the resources of the special reserve of the PBS-A plan, to cover exclusively PAMA’s financial insufficiency, for the sole purpose of abiding by a final unappeasable court decision. This court ruling obliges sponsors (including the Company) to maintain the PAMA plan with the original coverage conditions and renegotiate the existing deficit.

In function of the extinction of the deficit related to the PAMA in December 2015, the Company wrote-off the actuarial liability related to PAMA in the amount of R$430,335, matched against other comprehensive income (R$284,021 net of taxes).

a.2) Health care plan – Law No. 9656/98

The Company manages and individually sponsors a health care plan to retired employees and former employees with fixed contributions to the plan, in accordance with Law No. 9656/98.

As provided for in articles 30 and 31 of said law, participants shall have the right to the health care plan in which they participated while they were active employees. Benefitted participants are classified as retirees and their dependents and dismissed employees and their dependents.

Retirees and dismissed employees, in order to keep their right to the benefits, must make contributions to the plan in accordance with the contribution tables by age bracket established by carriers and/or insurance companies.

b)	Post-Employment Pension Plans

They include the PBS Assisted Plans (“PBS-A"), CTB, Telefônica BD, Prev and Visão, described below:

Contributions to the CTB and Telefônica BD plans are determined based on actuarial valuations prepared by independent actuaries, in accordance with the rules in force in Brazil. The funding procedure is the capitalization method and the sponsor’s contribution is a fixed percentage of payroll of employees covered by the plan.

b.1) PBS Assisted Plan (PBS-A)

The PBS-A plan is a defined benefit private pension plan managed by Sistel and sponsored by the Company jointly with the other telecommunications companies originating in the privatization of the Telebrás system. The plan is subject to funding by sponsors in case of any asset insufficiency to ensure pension supplementation of participants in the future.

The PBS-A plan comprises assisted participants of the Sistel Benefit Plan who were already retirees on January 31, 2000, from all the participating sponsors, with joint liability of all sponsors to the plan and Sistel.

Although the PBS-A plan has assets in excess of actuarial liabilities at December 31, 2016 and 2015, such surplus was not recognized due to lack of legal provision in relation to refund thereof, in addition, since it is not a contributive plan, it is not possible to make any deduction from future contributions.

Sistel’s ordinary Deliberative Board’s meeting of September 30, 2015, approved the discontinuation of the special reserve in connection with the review of the PBS-A plan, referring to 2009, 2010 and 2011, with the consequent formation of the Compensation and Solvency Fund.

The Compensation and Solvency Fund was destined by Sistel’s Executive Board to cover PAMA financial insufficiency, exclusively to abide by a final unappeasable court decision. This court ruling obliges sponsors (including the Company) to keep PAMA with the original coverage conditions and even up the existing deficit. Thereafter, Sistel must determine in the annual actuarial assessments of the PBS-A plan any existing exceeding amounts, in addition to the contingent reserve of 25%, to meet PAMA cash needs.

b.2) CTB Plan

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

b.3) Telefônica DB Plan

The Company individually sponsors defined benefit retirement plan, the Telefônica DB Plan (former PBS Telesp plan).

In order to improve allocation of Telefôncia DB plan assets and analyze the coverage ratio of plan obligations in future years, a stochastic ALM study was prepared by Visão Prev and Willis Towers Watson. This ALM study aimed at projecting the ratio between coverage of liabilities (solvency ratio) and the risk of mismatching measured by the standard deviation of the solvency ratio. The study concluded that the PBS plans present sustainable projection of their coverage ratio with the current investments portfolio.

Visão Prev obtained approval from the National Superintendence of Supplementary Pension (“PREVIC”) for plan merger to simplify structures and unify regulations. On January 27, 2015, PREVIC approved merger of PBS Tele Sudeste Celular plan with the Telefônica DB plan. On December 28, 2015, PREVIC approved the process of incorporation of the PBS Telemig Celular plan by the Telefônica DB plan.

b.4) PREV Plans

The Company individually sponsors hybrid defined benefit and defined contribution retirement plans, the PREV plans, managed by Visão Prev. PREV plans include: (i) Vivoprev Plan; and (ii) Tcoprev Plan.

Contributions to PREV plans are: (i) basic contribution: percentage of participation salary, where the sponsor also contributes the amount equivalent to the basic contribution of the participant; (ii) supplementary or voluntary contribution: percentage over the participation salary, in which there is no counterpart contribution from the sponsor; and (iii) sporadic contribution: with amount value and periodicity defined by the participant, in which there is no counterpart contribution from the sponsor. In addition to these contributions, the sponsor may make occasional voluntary contributions, apportioned in proportion to the basic contribution of the participant.

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

On September 21, 2015, PREVIC approved merger of the Tcpprev and Celprev Telemig plans with Visão Telefônica plan.

b.5) VISÃO Plans

The Visão Telefôncia, Visão Multi and Visão Tgestiona plans will hereinafter be shown jointly under the name VISÃO, due to their similarity.

The Company and its subsidiaries sponsor defined contribution pension plans with defined benefit components (hybrid plans), i.e. the VISÃO Plans, managed by Visão Prev. The VISÃO plans include: (i) Visão Telefônica Plan; (ii) Multi Visão Plan and (iii) Visão Tgestiona Plan. The contribution is attributed to each subsidiary in the economic and demographic proportion of its respective obligation to the plan.

The contributions made by the Company related to defined contribution plans totaled R$37,879 at December 31, 2016 (R$20,092 at December 31, 2015).

The contributions to the VISÃO plans are the following:

Visão Telefônica Plan: (i) basic contribution: percentage of participation salary, where the sponsor contributes the amount equivalent to the basic contribution of the participant; (ii) additional contribution: percentage over the participation salary, where the sponsor contributes the amount equivalent to the basic contribution of the participant; (iii) sporadic contribution: percentage of the participant's choice of participation salary, in which there is no counterpart contribution from the sponsor; (iv) specific contribution: percentage on bonuses, participation in profits and results or any other payment made by the sponsor, in which there is no counterpart contribution from the sponsor; and (v) additional contribution: with amount and periodicity defined by the participant, in which there is no counterpart contribution from the sponsor. In addition to these contributions, the sponsor may make occasional voluntary contributions, apportioned in proportion to the basic contribution of the participant.

Multi Visão Plan: (i) basic contribution: percentage of the participation salary, where the sponsor also contributes the amount in proportion to the employee's time of admission with the amount equivalent to the basic contribution of the participant; (ii) additional contribution: additional contribution: percentage over the participation salary, where the sponsor also contributes the amount proportionally to the amount equivalent to the time of admission of the basic contribution of the participating employee; (iii) sporadic contribution: sporadic contribution: with value and periodicity defined by the percentage of the participant's choice, in which there is no counterpart contribution from the sponsor; and (iv) specific contribution: percentage on bonuses, profit sharing or any other payment made by the sponsor, in which there is no counterpart contribution from the sponsor. In addition to these contributions, the sponsor may make occasional voluntary contributions, apportioned in proportion to the basic contribution of the participant.

Visão Tgestiona Plan: The subsidiary TGLOG sponsors, together with other sponsors, the Visão Tgestiona Plan. This plan has the features of the VISÃO plans, it is a defined contribution pension plan with defined benefit components (hybrid plans), and is managed by Visão Prev.

The participant can contribute to the Visão Tgestiona plan as follows: (i) basic contribution: percentage of 2% of participation salary for participants with membership up to November 30, 2008 and 1% of participation salary for participants with 11/30/2008; (ii) additional contribution: optional contribution with a percentage of 0% to 7% over the portion of the participation salary that exceeds 9 (nine) Standard Reference Units of the plan for participants with membership up to 11/30/2008 and a percentage of 0 % to 5% on the portion of the participation salary that exceeds the 9 (nine) Standard Reference Units of the plan for participants with membership after 11/30/2008; (iii) specific contribution: full percentage applicable to bonuses, profit sharing and any other payment made by the sponsor; and (iv) additional contribution: with value and periodicity defined by the participant.

The sponsor also contributes with 100% of the basic contribution and the additional contribution made by the participants with adhesion until 11/30/2008. For participants joining after 11/30/2008, the sponsor also contributes in return for the basic and additional contributions of the participants, in different proportions, according to the time of admission of the employee, being: up to 5 years of service, contribution of 30 % of the participant's contributions; 5 to 10 years of service, contribution of 60% of the participant's contributions; and over 10 years of service, contribution of 100% of the participant's contributions. For the specific and supplementary contributions there is no counterpart contribution from the sponsor. In addition to these contributions, the sponsor may make the voluntary contribution, of a sporadic nature, being apportioned in proportion to the basic contribution of the participant.

On September 21, 2015, PREVIC approved the merger of the Visão Telerj Celular, Visão Telest Celular, Visão Telebahia Celular, Visão Telergipe Celular and Visão Celular CRT by the Visão Telefônica Plan.

c) Information on Pension Plans and Other Post-Employment Benefits

c.1) Reconciliation of assets and liabilities:

	Net liabilities (assets) at 12.31.16			Net liabilities (assets) at 12.31.15
	Post-retirement pension plans	Post-retirement health plans	Total	Post-retirement pension plans	Post-retirement health plans	Total
Present value of DB plan obligations	1,763,866	767,642	2,531,508	1,503,966	402,927	1,906,893
Fair value of plan assets	2,703,593	667,993	3,371,586	2,178,182	529,485	2,707,667
Net liabilities (assets)	(939,727)	99,649	(840,078)	(674,216)	(126,558)	(800,774)

Asset limitation	993,754	164,953	1,158,707	721,123	156,270	877,393

Noncurrent assets	(9,041)	-	(9,041)	(8,724)	-	(8,724)
Current liabilities	6,826	4,162	10,988	-	-	-
Noncurrent liabilities	56,242	260,440	316,682	55,631	29,712	85,343

c.2) Total expenses recognized in the income statement:

	12.31.16			12.31.15			12.31.14
	Post-retirement pension plans	Post-retirement health plans	Total	Post-retirement pension plans	Post-retirement health plans	Total	Post-retirement pension plans	Post-retirement health plans	Total
Current service cost	2,811	2,761	5,572	2,682	5,720	8,402	2,558	2,901	5,459
Net interest on net actuarial assets/liabilities	5,278	2,986	8,264	4,525	36,763	41,288	90	34,590	34,680
Total	8,089	5,747	13,836	7,207	42,483	49,690	2,648	37,491	40,139

c.3) Amounts recognized in other comprehensive income (loss)

	12.31.16			12.31.15			12.31.14
	Post-retirement pension plans	Post-retirement health plans	Total	Post-retirement pension plans	Post-retirement health plans	Total	Post-retirement pension plans	Post-retirement health plans	Total
Actuarial (gains) losses	(174,496)	240,072	65,576	(87,306)	76,868	(10,438)	39,742	(25,210)	14,532
Asset limitation effect	182,088	(10,897)	171,191	(541,596)	150,541	(391,055)	40,811	-	40,811
Total	7,592	229,175	236,767	(628,902)	227,409	(401,493)	80,553	(25,210)	55,343

c.4) Changes in amount net of liability (asset) of defined benefit, net

	12.31.16			12.31.15
	Post-retirement pension plans	Post-retirement health plans	Total	Post-retirement pension plans	Post-retirement health plans	Total
Net interest on net defined benefit liability (asset) at the beginning of the year	46,907	29,712	76,619	44,822	396,654	441,476
Business combinations	-	-	-	(25)	-	(25)
Expenses	8,089	5,747	13,836	7,207	42,483	49,690
Sponsor contributions	(8,562)	(31)	(8,593)	(9,136)	(3,893)	(13,029)
Amounts recognized in OCI	7,593	229,174	236,767	(628,902)	227,409	(401,493)
Transfer of reserves between plans	-	-	-	632,941	(632,941)	-
Net interest on net defined benefit liability (asset) at the end of the year	54,027	264,602	318,629	46,907	29,712	76,619
Actuarial assets per balance sheet	(9,041)	-	(9,041)	(8,724)	-	(8,724)
Actuarial liabilities per balance sheet	63,068	264,602	327,670	55,631	29,712	85,343

c.5) Changes in defined benefit liability

	12.31.16			12.31.15
	Post-retirement pension plans	Post-retirement health plans	Total	Post-retirement pension plans	Post-retirement health plans	Total
Defined benefit liability at the beginning of the year	1,503,966	402,927	1,906,893	1,559,008	453,344	2,012,352
Liability assumed after acquisition of company	-	-	-	82	-	82
Current service costs	2,811	2,761	5,572	2,682	5,720	8,402
Interest on actuarial liabilities	179,496	48,420	227,916	167,819	53,879	221,698
Benefits paid	(156,056)	(24,229)	(180,285)	(149,994)	(23,550)	(173,544)
Member contributions paid	174	-	174	94	-	94
Actuarial losses (gains) adjusted by experience	78,373	298,403	376,776	82,913	(32,368)	50,545
Actuarial losses (gains) adjusted by demographic assumptions	-	(81,144)	(81,144)	-	-	-
Actuarial losses (gains) adjusted by financial assumptions	155,102	120,504	275,606	(158,638)	(54,098)	(212,736)
Defined benefit liability at the end of the year	1,763,866	767,642	2,531,508	1,503,966	402,927	1,906,893

c.6) Changes in the fair value of plan assets

	12.31.16			12.31.15
	Post-retirement pension plans	Post-retirement health plans	Total	Post-retirement pension plans	Post-retirement health plans	Total
Fair value of plan assets at the beginning of the year	2,178,182	529,485	2,707,667	2,647,155	56,690	2,703,845
Asset acquired on acquisition of company	-	-	-	2,083	-	2,083
Benefits paid	(149,521)	(24,229)	(173,750)	(142,965)	(19,688)	(162,653)
Participants contributions paid	174	-	174	94	-	94
Sponsor contributions paid	2,027	31	2,058	2,106	31	2,137
Interest income on plan assets	264,761	65,015	329,776	291,069	22,845	313,914
Return on plan assets excluding interest income	407,970	97,691	505,661	11,581	(163,334)	(151,753)
Transfers of reserves between plans	-	-	-	(632,941)	632,941	-
Fair value of plan assets at the end of the year	2,703,593	667,993	3,371,586	2,178,182	529,485	2,707,667

c.7) Changes in assets limitation

	12.31.16			12.31.15
	Post-retirement pension plans	Post-retirement health plans	Total	Post-retirement pension plans	Post-retirement health plans	Total
Asset Limitation at the beginning of the year	721,123	156,270	877,393	1,132,969	-	1,132,969
Interest on the asset limitation	90,543	19,580	110,123	127,779	5,729	133,508
Changes in the assets limitation, except interest	182,088	(10,897)	171,191	(541,596)	150,541	(391,055)
Effect generated by company acquisition	-	-	-	1,971	-	1,971
Asset Limitation at the end of the year	993,754	164,953	1,158,707	721,123	156,270	877,393

c.8) Results projected for 2017

	Post-retirement pension plans	Post-retirement health plans	Total
Current service cost	2,977	7,042	10,019
Net interest on net defined benefit liability/asset	5,291	29,236	34,527
Total	8,268	36,278	44,546

c.9) Sponsoring company contributions projected for 2017

	Post-retirement pension plans	Post-retirement health plans	Total
Sponsor contributions	2,722	33	2,755
Benefits paid directly by the sponsor	6,826	4,162	10,988
Total	9,548	4,195	13,743

c.10) Average weighted duration of defined benefit liability

	Post-retirement pension plans	Post-retirement health plans
In 2016	8,9 years	12,7 years
In 2015	9 years	13,5 years

c.11) Actuarial assumptions

12.31.16
	Post-retirement pension plans	Post-retirement health plans
Discount rate to present value of defined benefit liability	Vivoprev and Visão: 10,9% PBS-A, CTB, Telefônica BD and Tcoprev: 10,8%	10.9%
Future salary growth rate	PBS-A: N/A CTB, Telefônica BD, Prev and Visão: 6,2%	N/A
Medical expense growth rate	N/A	7.6%
Nominal annual adjustment rate of pension benefits	4.5%	N/A
Medical service eligibility age	N/A	PAMA and PCE: 5% when reaching 52 years and 10 years of contribution; 3% each subsequent year; 100% eligibility on retirement Law No. 9656/98: 100% to 57 years
Estimated retirement age	PBS-A and CTB: N/A Telefônica BD: 57 years Prev and Visão: 60 years	PAMA and PCE: 60 years Law No. 9656/98: 57 years
Mortality table for nondisabled individuals	PBS-A, CTB and Telefônica BD: AT-2000 Basic segregated by gender, down-rated by 10% Prev and Visão: AT-2000 Basic segregated by gender, down- rated by 50%	AT-2000 Basic segregated by gender, down-rated by 10%
Mortality table for disabled individuals	PBS-A, CTB and PBS: RP-2000 Disabled Female, down-rated by 40% Prev and Visão: RP-2000 Disabled Male	PAMA and PCE: RP-2000 Disabled Male Law No. 9656/98: AT-2000 Basic segregated by gender, down- rated by 10%
Disability table	PBS-A, CTB and Telefônica BD: Mercer Disability Prev and Visão: Light-Fraca, down rated by 30%	Mercer Disability
Turnover	PBS-A, CTB and Telefônica BD: N/A Prev and Visão: Turnover experience in VISÃO plans (2008 to 2011)	PAMA and PCE: N/A Law No. 9656/98: Turnover experience in VISÃO plans (2008 to 2011)

Further to the assumptions stated above, other assumptions common to all plans were adopted in 2016 as follows:

•	Long-term inflation rate 4,5%; and
•	Annual increase in the use of medical services according to age: 4.0%.

12.31.15
	Post-retirement pension plans	Post-retirement health plans
Discount rate to present value of defined benefit liability	Prev (except TCOPrev) and Visão: 12,7% PBS-A, CTB, PBS and Prev (TCOPrev): 12,6%	PAMA and PCE: 12,5% Law No. 9656/98: 13,6%
Long term inflation rate	5.0%	PAMA and PCE: 5,0% Law No. 9656/98: 6,0%
Future salary growth rate	PBS-A: N/A CTB, PBS, Prev and Visão: 6,7%	N/A
Medical expense growth rate	N/A	PAMA and PCE: 8,2% Law No. 9656/98: 9,2%
Annual increase in use of healthcare services according to age	4.0%	PAMA and PCE: 4,0% Law No. 9656/98: From 0 to 24 years: 0,50% From 25 to 54 years: 2,00% From 55 to 79 years: 4,50% Over 80 years: 3,00%
Nominal annual adjustment rate of pension benefits	5.0%	N/A
Medical service eligibility age	N/A	PAMA e CTB: 5% when reaching 52 years and 10 years of contribution; 3% each subsequent year; 100% eligibility on retirement Law No. 9656/98: 100% to 60 years
Estimated retirement age	PBS-A and CTB: N/A PBS: 57 years Prev and Visão: 60 years	60 years
Mortality table for nondisabled individuals	PBS-A, CTB and PBS: AT-2000 Basic segregated by gender, down-rated by 10% Prev and Visão: AT-2000 Basic segregated by gender, down-rated by 50%	PAMA and CTB: AT-2000 Basic segregated by gender, down-rated by 10% Law No. 9656/98: AT-2000 Basic segregated by gender, down-rated by 50%
Mortality table for disabled individuals	PBS-A, CTB and PBS: RP-2000 Disabled Female, down-rated by 40% Prev and Visão: RP-2000 Disabled Male	PAMA and PCE: RP-2000 Disabled Female, down-rated by 40% Law No. 9656/98: AT-2000 Basic segregated by gender, down-rated by 50%
Disability table	PBS-A, CTB and PBS: Mercer Disability Prev and Visão: Light-Fraca, down rated by 30%	PAMA and CTB: Mercer Disability Law No. 9656/98: Light-Fraca, down rated by 30%
Turnover	PBS-A, CTB and PBS: N/A Prev and Visão: Turnover experience in VISÃO plans (2008 to 2011)	PAMA and PCE: N/A Law No. 9656/98: Turnover experience in VISÃO plans (2011 to 2014)

c.12) Changes in actuarial assumptions in relation to the prior year

In order to adjust some actuarial assumptions to the economic and demographic reality, a study was conducted for the plans administered by Visão Prev and Sistel, which adopted the definition of the assumptions in their Deliberative Councils.

The main economic and financial assumptions that have changed in relation to the previous fiscal year and that interfere with the defined benefit liability are: (i) rates for discount to present value of the defined benefit liability; (ii) long-term inflation rate; (iii) rate of future wage growth; (iv) rate of growth of medical costs; and (v) annual nominal index of adjustment of social security benefits.

The impacts on the plans’ defined benefit liabilities due to the new definition of the actuarial assumptions are as follows:

	Post-retirement pension plans	Post-retirement health plans	Total
Defined benefit liability, based on current actuarial assumptions	1,763,866	767,642	2,531,508
Defined benefit liability, based on prior-year actuarial assumptions	1,608,764	728,282	2,337,046
Difference from change in actuarial assumptions	155,102	39,360	194,462

c.13) Sensitivity analysis for actuarial assumptions

The Company believes that the significant actuarial assumptions with reasonable likelihood of variation due to financial and economic scenarios, which could significantly change the amount of the defined benefit obligation, are the discount rate used to adjust the defined benefit liability to present value and the rate of growth of medical costs.

Sensitivity analysis of the defined benefit liability for scenarios involving a 0.5% increase and a 0.5% decrease in the discount rate used to discount the defined benefit liability to present value is as follows:

	Post-retirement pension plans	Post-retirement health plans	Total
Defined benefit liability, discounted to present value at current rate	1,763,866	767,642	2,531,508
Defined benefit liability, discounted to present value considering a rate increased by 0.5%	1,694,847	716,514	2,411,361
Defined benefit liability, discounted to present value considering a rate decreased by 0.5%	1,838,333	824,790	2,663,123

The following is a sensitivity analysis on the defined benefit obligation for scenarios of 1% increase and 1% reduction in the rate of growth of medical costs:

	Post-retirement pension plans	Post-retirement health plans	Total
Defined benefit liability, discounted to present value at current rate	1,763,866	767,642	2,531,508
Defined benefit liability, discounted to present value considering a rate increased by 0.5%	1,694,847	716,514	2,411,361
Defined benefit liability, discounted to present value considering a rate decreased by 0.5%	1,838,333	824,790	2,663,123

c.14) Allocation of plan assets

		12.31.16		12.31.15
	Post-retirement pension plans	Post-retirement health plans	Post-retirement pension plans	Post-retirement health plans
Investments with market value quoted in active market:
Fixed income investments
National Treasury Note (NTN)	1,769,606	553,515	1,507,016	450,062
Treasury Financial Letter (LFT)	229,793	114,478	183,484	79,423
Repurchase operations	134,863	-	111,863	-
Bank Deposit Certificates (CDB)	36,744	-	37,333	-
Financial bills	30,588	-	4,638	-
Debentures	12,843	-	3,064	-
National Treasury Notes (LTN)	1,895	-	10	-
FIDC shares / Others	6,449	-	2,824	-
Variable income investments
Investments in energy sector	246,400	-	108,479	-
Investments in food and beverage industry	45,054	-	43,865	-
Investments in aerospace sector	28,947	-	26,955	-
Investments in mining sector	2,581	-	2,055	-
Investments in other sectors (1)	9,207	-	5,409	-
Real estate investments	121,176	-	107,818	-
Loans to participants	23,562	-	26,955	-
Structured investments	224	-	4,492	-

Investments with market value not quoted in active market:
Loans to participants	1,850	-	1,898	-
Structured investments	1,811	-	24	-

Total	2,703,593	667,993	2,178,182	529,485

(1) Investments in variable income in the following industries: oil, gas and biofuel; telephony; steel and metals; construction and engineering; sales and distribution; transportation; wood and paper; education; financial services and banks; real estate, among; others.

c.15) Maturity of future benefit payments

	Post-retirement pension plans	Post-retirement health plans	Total
2017	166,392	30,305	196,697
2018	171,025	33,374	204,399
2019	175,527	36,864	212,391
2020	179,835	40,846	220,681
2021	184,956	45,384	230,340
2022 onwards	5,976,707	15,999,152	21,975,859
Total	6,854,442	16,185,925	23,040,367

33)	FINANCIAL INSTRUMENTS AND RISK AND CAPITAL MANAGEMENT

a) Derivative financial instruments

The derivative financial instruments contracts at the Company are mainly intended to hedge against foreign exchange risk arising from assets and liabilities in foreign currency, against risk of inflation of its debentures and lease indexed to the IPCA and against the risk of changes in TJLP of a portion of debt with BNDES. There are no, derivative financial instruments for speculative purposes and possible currency risks are hedged.

Management understands that the Company's internal controls for its derivatives are adequate to control risks associated with each strategy for the market. Gains/losses obtained or sustained by the Company in relation to its derivatives show that its risk management has been appropriate.

The Company calculates the effectiveness of the derivative financial instruments to hedge its financial liabilities and cash flows in foreign currency at the beginning of the operation and on an ongoing basis. At December 31, 2016 and 2015, the derivative financial instruments were effective for the hedged items.

As long as these derivatives financial instruments qualify for hedge accounting, the risk covered may also be adjusted to fair value, offsetting the result of derivatives, according to the rules of hedge accounting. This hedge accounting applies both to financial liabilities and probable cash flows in foreign currency

At December 31, 2016 and 2015, the Company held no embedded derivatives financial instruments.

Derivatives financial instruments includes specific penalties for breach of contract. Breach of contract provided for in agreements made with financial institutions leads to the early settlement thereof.

a.1) Fair value of derivative financial instruments

The valuation method used to calculate the fair value of financial liabilities (if applicable) and derivative financial instruments was the discounted cash flow method, based on expected settlements or realization of liabilities and assets at market rates prevailing at the balance sheet date.

The fair values of positions in Reais are calculated by projecting future inflows from transactions using BM&FBovespa yield curves discounting these flows to present value using market DI rates for swaps announced by BM&FBovespa.

The market values of foreign-exchange derivatives were obtained using the market exchange rates in effect at the balance sheet date and projected market rates obtained from the currency's coupon-rate yield curves. The linear convention of 360 calendar days was used to determine coupon rates of positions indexed in foreign currencies, while the exponential convention of 252 business days was used to determine coupon rates for positions indexed to CDI rates.

Derivatives financial instruments shown below are registered with Brazils’ OTC Clearing House (“CETIP”) and classified as swaps, usually, that do not require margin deposits.

					Accumulated effects from fair value
	Notional Value		Net position at fair value		Amount receivable (payable)
Description	12/31/16	12/31/15	12/31/16	12/31/15	12/31/16	12/31/15
Long position	2,739,524	3,154,484	2,836,207	3,674,083	212,993	498,864

Foreign Currency	1,522,598	1,652,802	1,599,378	2,141,243	158,762	457,351
US$ (1) (2)	742,137	781,473	730,490	934,492	73,833	216,475
EUR (2)	70,064	89,118	66,959	92,566	-	2,735
LIBOR US$ (1)	710,397	782,211	801,929	1,114,185	84,929	238,141

Floating rate	898,324	1,064,647	800,097	1,030,332	31,987	19,328
CDI (1) (2)	254,883	172,116	138,710	173,321	3,979	7
TJLP (4)	643,441	892,531	661,387	857,011	28,008	19,321

Inflation rates	318,602	437,035	436,732	502,508	22,244	22,185
IPCA (3) (5)	192,318	209,051	269,817	239,099	17,998	16,248
IGPM (6)	126,284	227,984	166,915	263,409	4,246	5,937

Short position	(2,573,351)	(3,154,485)	(2,758,376)	(3,409,326)	(184,616)	(234,107)

Floating rate	(2,391,882)	(2,853,704)	(2,492,368)	(2,935,269)	(184,545)	(228,982)
CDI (1) (2) (3) (4) (5) (6)	(2,391,882)	(2,853,704)	(2,492,368)	(2,935,269)	(184,545)	(228,982)

Foreign Currency	(181,469)	(300,781)	(266,008)	(474,057)	(71)	(5,125)
US$ (2)	(88,710)	(161,692)	(85,356)	(167,318)	(71)	(4,472)
EUR (1) (2)	-	(10,424)	-	(10,612)	-	(143)
LIBOR US$ (1)	(92,759)	(128,665)	(180,652)	(296,127)	-	(510)

		Long position			212,993	498,864
		Current			68,943	81,306
		Non Current			144,050	417,558

		Short position			(184,616)	(234,107)
		Current			(183,212)	(151,686)
		Non Current			(1,404)	(82,421)
		Amounts receivable, net			28,377	264,757

(1)	Foreign currency swaps (US$ and LIBOR) x CDI (R$1,305,481) - swap transactions for varying debt repayment dates held to hedge currency risk affecting the Company's loans in US$ (carrying amount R$1,287,864).

(2)	Foreign currency swaps (Euro) (R$17,512) and (US$ and CDI x US$) (R$39,119) - maturing through March 22, 2017 to hedge currency risk affecting net amounts payable (carrying amount R$19,563 in euros) and receivables (carrying amount R$56,359 in US$).

(3)	IPCA x CDI rate swaps (R$36,096) - maturing through 2019 to hedge the same flow as the debentures (4th issue - 3rd series) indexed to the IPCA (carrying amount R$37,296).

(4)	TJLP x CDI swaps (R$661,387) - maturing through 2019 to hedge the risk of TJLP variation on loan with BNDES (carrying amount R$701,611).

(5)	IPCA x CDI swaps (R$228,081) – maturing in 2033 to hedge risk of change in finance lease rate pegged to IPCA (carrying amount R$235,049).

(6)	IGPM x CDI swaps (R$166,915) – maturing 2016 through 2018 to hedge IGP-DI variation risk affecting regulatory commitments related to 4G license.

The table below shows the breakdown of swaps maturing after December 31, 2016:

	Maturing in
Swap contract	2017	2018	2019	2020 onwards	Amount receivable (payable) at 12/31/16
Foreign currency x CDI	(125,215)	64,550	39,234	-	(21,431)
CDI x Foreign Currency	4,162	(200)	(75)	-	3,887
TJLP x CDI	4,671	13,304	8,428	-	26,403
IPCA x CDI	(1,261)	(545)	7,980	9,097	15,271
IGPM x CDI	3,374	873	-	-	4,247
Total	(114,269)	77,982	55,567	9,097	28,377

For the purposes of preparing its financial statements, the Company adopted the fair value hedge accounting methodology for its foreign currency swaps x CDI, IPCA x CDI, IGPM x CDI and TJLP x CDI for hedging or financial debt. Under this arrangement, both derivatives and hedged risk are recognized at fair value.

The ineffective portion at December 31, 2016 was R$2,091 (R$2,836 at December 31, 2015).

At December 31, 2016, 2015 and 2014, the transactions with derivatives generated negative (net) result of R$347,870 and positive of R$899,059 and R$98,329, respectively (Note 27).

a.2) Sensitivity analysis to the Company’s risk variables

CVM Resolution 604/09 requires listed companies to comply with IFRS 7 by disclosing sensitivity analyses for each type of market risk that management understands to be significant when originated by financial instruments to which the entity is exposed at the end of each period, including all derivatives financial instrument.

In making the above analysis, each of the transactions with derivative financial instruments was assessed and assumptions included a probable scenario and two others that could adversely impact the Company.

In the probable scenario the assumption is to keep, on the maturity dates of each of the transaction, what the market had been showing through BM&FBovespa yield curves (currencies and interest rates), as well as data available at CETIP, IBGE, Central Bank, FGV, among others. In the probable scenario, there is no impact on the fair value of the above-mentioned derivatives. However, for scenarios II and III, as per CVM ruling, risk variables were considered to deteriorate by 25% and 50% respectively.

Since the Company only holds derivatives to hedge its foreign-currency assets and liabilities, changing scenarios are tracked by the corresponding hedged items, thus showing that effects are almost non-existent. For these transactions, the Company reported the net exposure in each of the above-mentioned three scenarios at December 31, 2016.

Sensitivity analysis - net exposure

Transaction	Risk	Probable	25% depreciation	50% depreciation
Hedge (long position)	Derivatives (depreciation risk US$)	925,743	1,159,205	1,394,058
Debt in US$	Debt (appreciation risk US$)	(925,743)	(1,159,205)	(1,394,058)
	Net Exposure	-	-	-

Hedge (long position)	Derivatives (depreciation risk EUR)	17,519	21,899	26,278
Payables in EUR	Debt (appreciation risk EUR)	(23,848)	(29,810)	(35,772)
Receivables in EUR	Debt (depreciation risk EUR)	6,315	7,894	9,473
	Net Exposure	(14)	(17)	(21)

Hedge (short position)	Derivatives (depreciation risk US$)	(52,472)	(65,589)	(78,707)
Payables in US$	Debt (appreciation risk US$)	(84,461)	(105,577)	(126,692)
Receivables in US$	Debt (depreciation risk US$)	136,961	171,201	205,441
	Net Exposure	28	35	42

Hedge (long position)	Derivatives (risk of decrease in IPCA)	379,787	478,594	579,029
Debt in IPCA	Debt (risk of increase in IPCA)	(377,733)	(475,991)	(575,869)
	Net Exposure	2,054	2,603	3,160

Hedge (long position)	Derivatives (risk of decrease in IGP-DI)	263,409	284,219	308,155
Debt in IGP-DI	Debt (risk of increase in IGP-DI)	(263,381)	(287,932)	(313,804)
	Net Exposure	28	(3,713)	(5,649)

Hedge (long position)	Derivatives (risk of decrease in UMBND)	379,787	478,594	579,029
Debt in UMBND	Debt (risk of increase in UMBND)	(377,733)	(475,991)	(575,869)
	Net Exposure	2,054	2,603	3,160

Hedge (long position)	Derivatives (risk of decrease in TJLP)	661,387	678,242	696,040
Debt in TJLP	Debt (risk of increase in TJLP)	(661,434)	(678,290)	(696,090)
	Net Exposure	(47)	(48)	(50)

Hedge (CDI position)
Hedge US$ and EUR (short and long position)	Derivatives (risk of decrease in CDI)	34,919	34,894	34,878
Hedge IPCA (short position)	Derivatives (risk of increase in CDI)	(254,544)	(253,910)	(253,931)
Hedge IGPM (short position)	Derivatives (risk of increase in CDI)	(162,669)	(162,586)	(162,586)
Hedge UMBND (short position)	Derivatives (risk of increase in CDI)	(221,465)	(223,200)	(224,967)
Hedge TJLP (short position)	Derivatives (risk of increase in CDI)	(634,985)	(634,930)	(635,150)
Hedge US$ (short position)	Derivatives (risk of increase in CDI)	(1,101,477)	(1,098,514)	(1,096,213)
	Net Exposure	(2,340,221)	(2,338,246)	(2,337,969)

Total net exposure in each scenario		(2,336,118)	(2,336,783)	(2,337,327)

Net effect on changes in current fair value		-	(665)	(1,209)

The assumptions used by the Company for the sensitivity analysis at December 31, 2016 were as follows:

Sensitivity analysis assumptions

Risk Variable	Probable	25% depreciation	50% depreciation
US$	3.2591	4.0739	4.8887
EUR	3.4351	4.2939	5.1526
JPY	0.0279	0.0349	0.0419
IPCA	6.36%	7.95%	9.54%
IGPM	7.17%	8.97%	10.76%
IGP-DI	6.87%	8.59%	10.31%
UMBND	0.0636	0.0795	0.0954
URTJLP	2.0097	2.5121	3.0145
CDI	13.63%	17.04%	20.45%

For calculation of the net exposure for the sensitivity analysis, all derivatives were considered at market value and hedged items designated for hedge for accounting purposes were also considered at fair value.

The fair values shown in the table above are based on the portfolio position at December 31, 2016, but do not reflect an estimate for realization due to the dynamism of the market, which is constantly monitored by the Company. The use of different assumptions could significantly affect the estimates.

b) Fair value

The Company and its subsidiaries assessed their financial assets and liabilities in relation to market values using available information and appropriate valuation methodologies. However, both the interpretation of market data and the selection of valuation methods require considerable judgment and reasonable estimates to produce the most adequate realization value. As a result, the estimates shown do not necessarily indicate amounts that could be realized in the current market. The use of different assumptions for the market and/or methodologies may have a material effect on estimated realization values. At December 31, 2016 and 2015, neither the Company not its subsidiaries detected any significant and enduring impairment of their financial instruments.

The fair value of all assets and liabilities are classified within the fair value hierarchy described below, based on the lowest level of information that is significant to the fair value measurement as a whole:

Level 1: quoted market prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: valuation techniques for which significant lower level of information to measure the fair value directly or indirectly observable; and

Level 3: valuation techniques for which the lowest and significant level of information to measure the fair value is not available.

During years ended December 31, 2016 and 2015, there were no transfers between fair value measurements of level 3 and level 1 and 2.

The following tables show the composition of financial assets and liabilities at December 31, 2016 and 2015.

		Fair value hierarchy	Book value		Fair value
	Classification by category		12/31/16	12/31/15	12/31/16	12/31/15
Financial Assets
Current
Cash and cash equivalents (Note 5)	Amortized cost		5,105,110	5,336,845	5,105,110	5,336,845
Trade accounts receivable, net (Note 6)	Loans and receivables		8,701,688	8,285,319	8,701,688	8,285,319
Derivative financial instruments (Note 33)	Measured at fair value through profit or loss	Level 2	3,979	3,017	3,979	3,017
Derivative financial instruments (Note 33)	Hedges (economic)	Level 2	64,964	78,289	64,964	78,289

Noncurrent
Short-term investments pledged as collateral	Amortized cost		78,166	109,864	78,166	109,864
Trade accounts receivable, net (Note 6)	Loans and receivables		305,411	330,451	305,411	330,451
Derivative financial instruments (Note 33)	Hedges (economic)	Level 2	144,050	417,558	144,050	417,558
Total financial assets			14,403,368	14,561,343	14,403,368	14,561,343

Financial Liabilities
Current
Trade accounts payable (Note 16)	Amortized cost		7,611,246	8,373,235	7,611,246	8,373,235
Loans and financing (Note 21)	Amortized cost		1,256,147	565,700	1,363,539	651,426
Loans and financing (Note 21)	Measured at fair value through profit or loss	Level 2	1,286,828	1,656,367	1,307,310	1,777,104
Debentures (Note 21)	Amortized cost		2,120,197	120,632	2,242,291	470,828
Debentures (Note 21)	Measured at fair value through profit or loss	Level 2	307	292	1,412	1,334
Derivative financial instruments (Note 33)	Measured at fair value through profit or loss	Level 2	4,111	5,184	4,111	5,184
Derivative financial instruments (Note 33)	Hedges (economic)	Level 2	179,101	146,502	179,101	146,502

Noncurrent
Trade accounts payable (Note 16)	Amortized cost		71,907	67,742	71,907	67,742
Loans and financing (Note 21)	Amortized cost		1,837,077	1,499,698	1,668,524	1,192,040
Loans and financing (Note 21)	Measured at fair value through profit or loss	Level 2	874,982	2,577,090	822,818	2,366,597
Debentures (Note 21)	Amortized cost		1,396,813	3,299,010	1,260,814	2,942,969
Debentures (Note 21)	Measured at fair value through profit or loss	Level 2	36,990	124,780	34,124	98,862
Contingent consideration (Note 21)	Measured at fair value through profit or loss	Level 2	414,733	377,721	414,733	377,721
Derivative financial instruments (Note 33)	Hedges (economic)	Level 2	1,404	82,421	1,404	82,421
			17,091,843	18,896,374	16,983,334	18,553,965

c) Capital management

The purpose of the Company's capital management is to ensure maintenance of a high credit rating before institutions and an optimal capital ratio in order to support the Company's business and maximize shareholder value.

The Company manages its capital structure by making adjustments and adapting to current economic conditions. For this purpose, the Company may pay dividends, raise new loans, issue promissory notes and derivatives financial instruments. For the year ended December 31, 2016, there were no changes in capital structure objectives, policies or processes.

In its net debt structure, the Company includes balances referring to loans, financing, debentures, finance lease, contingent consideration (Note 21) and derivatives financial instruments (Note 33), less cash and cash equivalents (Note 5) and short-term investments to secure BNB financing.

The Company’s ratio of debt to equity consists of the following:

	12.31.16	12.31.15
Cash and cash equivalents	5,105,110	5,336,845
Loans, financing, debentures, financial lease and contingent consideration	(9,224,074)	(10,221,290)
Derivative financial instruments, net	28,377	264,757
Short-term investment pledged as collateral	10,773	38,805
Net debt	4,079,814	4,580,883
Equity	69,244,419	68,567,242
Net debt-to-equity ratio	5.89%	6.68%

d) Risk management policy

The Company and its subsidiaries are exposed to several market risks as a result of its commercial operations, debts contracted to finance its activities and debt-related financial instruments.

d.1) Currency Risk

There is risk arising from the possibility that the Company may incur losses due to fluctuating exchange rates, which add to costs arising from loans denominated in foreign currencies.

At December 31, 2016, 14.0% of financial debt was foreign-currency denominated (16.5% at December 31, 2015). The Company enters into derivative financial instruments (currency hedge) with financial institutions to hedge against exchange rate variation affecting its total indebtedness in foreign currency (R$1,287,864 and R$1,681,968 at 31 December 2016 and 2015, respectively). Its total debt on these dates was covered by asset positions in currency-exchange hedge transactions with CDI-rate swaps.

There is also foreign exchange risk for non-financial assets and liabilities denominated in foreign currencies, which may generate a smaller amount receivable or larger amount payable depending on the exchange rate in the period.

Hedging transactions were engaged to minimize the risks associated with exchange-rate variation of non-financial assets and liabilities in foreign currencies. This balance is subject to daily changes due to the dynamics of the business. However, the Company intends to cover the net balance of these rights and obligations (US$17,293 thousand receivable and €5,695 thousand payable by December 31, 2016 and US$32,030 thousand and €19,079 thousand payable by December 31, 2015) to mitigate its foreign exchange risks.

d.2) Interest and Inflation Risk

This risk arises because the Company may incur losses in the event of an unfavorable change in the domestic interest rate, which may adversely affect financial expenses resulting from the portion of debentures referenced to the CDI and liability positions in derivatives (currency hedge, IPCA and TJLP) pegged to floating interest rates (CDI).

The debt with BNDES is indexed to the Long-Term Interest Rate (TJLP), which is set on a quarterly basis by the National Monetary Council. In March 2015, the National Monetary Council decided to increase the annual rate to 6.00% from April 1 to June 30, 2015. The TJLP rose 0.50 percentage points from the previous annual rate of 5.50%. In the course of 2015, the TJLP was raised to 6.5% for the period from July to September and to 7.0% for the period from October to December. In 2016, the TJLP was raised to 7.5%.

Inflation risk arises from the Minas Comunica debentures of the 1st issue, which are tied to the IPCA and thus may adversely affect financial expenses in the event of an unfavorable change in this index.

To reduce exposure to the variable interest rate (CDI), the Company and its subsidiaries invested their cash equivalents of R$4,906,741 at December 31, 2016 (R$5,103,103 at December 31, 2015), mostly in short-term CDI-based financial investments (Bank Deposit Certificates). The carrying amounts of these instruments approach their fair values, since they may be redeemed in short term.

d.3) Liquidity Risk

Liquidity risk is the possibility of the Company or its subsidiaries not holding sufficient funds to meet their commitments due to different currencies and dates of realization of rights and settlement of obligations.

The Company structure the maturity dates of non-derivative financial instruments, as shown in Note 21, and their respective derivatives, as shown in the schedule of payments disclosed in this note, to avoid affecting their liquidity.

The Company cash flow and liquidity and those of its subsidiaries are managed on a daily basis by the departments in charge to ensure that operating cash flows and prior funding, when necessary, will be sufficient to meet their schedule of commitments in order to avoid liquidity risk.

Below, we summarize the maturity profile of our financial liabilities as set forth in loan agreements:

At 12.31.16	Less than one year	From 1 to 2 years	From 2 to 5 years	Over 5 years	Total
Trade accounts payable (Note 16)	7,611,246	-	-	71,907	7,683,153
Loans, financing and finance lease (Note 21)	2,542,975	1,129,939	1,326,269	255,851	5,255,034
Contingent consideration (Note 21)	-	-	-	414,733	414,733
Debentures (Note 21)	2,120,504	1,355,683	78,120	-	3,554,307
Derivative financial instruments (Note 33)	183,212	1,185	97	122	184,616
Total	12,457,937	2,486,807	1,404,486	742,613	17,091,843

At 12.31.15	Less than one year	From 1 to 2 years	From 2 to 5 years	Over 5 years	Total
Trade accounts payable (Note 16)	8,373,235	-	-	67,742	8,440,977
Loans, financing and finance lease (Note 21)	2,222,067	1,920,416	1,804,220	352,152	6,298,855
Contingent consideration (Note 21)	-	-	-	377,721	377,721
Debentures (Note 21)	120,924	1,999,645	1,410,270	13,875	3,544,714
Derivative financial instruments (Note 33)	151,686	64,692	4,157	13,572	234,107
Total	10,867,912	3,984,753	3,218,647	825,062	18,896,374

d.4) Credit Risk

The risk arises from the possibility of the Company and its subsidiaries incurring losses due to difficulty in receiving amounts billed to their customers and sales of prepaid handsets and cards that have been pre-activated for the distribution network.

The credit risk on accounts receivable is diversified and mitigated by strict control of the customer base. The Company constantly monitors the level of accounts receivable from postpaid services, and limits bad-debt risk by cutting off access to telephone lines if bills are past due. The mobile customer base predominantly uses the prepaid system, which requires purchase of credits beforehand and therefore does not pose credit risk. Exceptions are made for telecommunications services that must be maintained for security or national defense reasons.

Credit risk on sales of pre-activated prepaid handsets and cards is managed by a conservative policy for granting credit, using modern credit scoring methods, analyzing financial statements and consultations to commercial databases, in addition to requesting guarantees.

The Company and its subsidiaries are also subject to credit risk arising from their investments, letters of guarantee received as collateral for certain transactions and receivables from derivative financial instruments. The Company and its subsidiaries control the credit limits granted to each counterpart and diversify this exposure across first tier financial institutions as per current credit policies of financial counterparties.

d.5) Social and Environmental Risks

Our operations and properties are subject to various environmental laws and regulations that, among others, govern environmental licenses and records, protection of fauna and flora, air emissions, waste management and remediation of contaminated sites. If we fail to meet present and future requirements, or to identify and manage new or existing contamination, we will incur in significant costs, which include cleaning costs, damages, compensation, fines, activities suspension and other penalties, investments to improve our facilities or change our processes, or interruption of operations. The identification of environmental conditions not currently identified, more stringent inspections by regulatory agencies, the entry into force of more stringent laws and regulations or other unanticipated events may occur and, ultimately, result in significant environmental liabilities and their costs. The occurrence of any of the above factors could have a material adverse effect on our business, results of operations and financial position. According to Article 75 of Law No. 9605 of 1998, the maximum fine per breach of environmental law is R$50,000,000 (fifty million reais).

From the social point of view, we are exposed to contingent liabilities due to the fact that our structure provides for the hiring of outsourced service providers. These potential liabilities may involve labor claims by service providers which are treated as direct employees and claim joint liability resulting from overtime and occupational accidents. If we obtain unfavorable decision with respect to a significant portion of these contingencies and if we have not recognized a provision for these risks, our financial position and results of operations may be adversely affected. In addition, if the labor authorities consider that outsourcing services involves core activities of the company, this could be considered employment relationship, which would significantly increase our costs and therefore subject the Company to administrative proceedings and, payment of fines to third parties.

d.6) Other Risks

The Company is required to comply with Brazilian anti-corruption laws and regulations, as well as laws and regulations on the same subject in jurisdictions where it has its securities traded. In particular, the Company is subject, in Brazil, to the Law nº 12.846/2013 and, in the United States, to the U.S. Foreign Corrupt Practices Act of 1977.

Although the Company has internal policies and procedures designed to ensure compliance with the aforementioned anti-corruption laws and regulations, there can be no assurance that such policies and procedures will be sufficient or that the Company’s employees, directors, officers, partners, agents and service providers will not take actions in violation of the Company’s policies and procedures (or otherwise in violation of the relevant anti-corruption laws and regulations) for which the Company or they may be ultimately held responsible. Violations of anti-corruption laws and regulations could lead to financial penalties, damage to the Company’s reputation or other legal consequences that could have a material adverse effect on the Company’s business, results of operations and financial condition.

In connection with the above-mentioned policies, the Company is currently conducting an internal investigation - which is part of a broader investigation being conducted by the controlling shareholder of the Company (Telefónica, S.A.) - regarding possible violations of the abovementioned laws and regulations.  The Company is in contact with governmental authorities about this matter and intends to cooperate with those authorities as the investigation continues.  It is not possible at this time to predict the scope or duration of this matter or its likely outcome.

34)	COMMITMENTS AND GUARANTEES (RENTALS)

The Company and its subsidiaries lease equipment, facilities, and several stores, administrative buildings, and sites (containing radio-base stations and towers), through several non-cancellable operating agreements maturing on different dates, with monthly payments.

At December 31, 2016, the total amounts corresponding to the full period of the contracts were as follows:

Up to 1 year	2,102,820
From 1 to 5 years	7,527,672
Over five years	6,589,535
Total	16,220,027

35) PRO FORMA INCOME STATEMENTS (UNAUDITED OR REVIEWED)

The Company presents below its unaudited pro forma income statements for the fiscal year ended December 31, 2015, related to the acquisition of GVTPart.

	Telefônica Brasil for the year ended 12.31.15	GVTPart. for the four-month period ended 04.30.15	Pro Forma Adjustments	Eliminations	Telefônica Brasil Pro Forma
Net operating revenue	40,286,815	1,899,512	-	(52,644)	42,133,683
Cost of services provided and goods sold	(20,388,376)	(991,472)	(51,759)	52,644	(21,378,963)
Gross profit	19,898,439	908,040	(51,759)	0	20,754,720

Operating income (expenses)	(14,658,841)	(564,646)	(136,695)	0	(15,360,182)
Selling expenses	(11,962,177)	(407,697)	(131,170)	-	(12,501,044)
General and administrative expenses	(2,142,459)	(154,055)	-	-	(2,296,514)
Other operating revenues (expenses), net	(554,205)	(2,894)	(5,525)	-	(562,624)
Operating income	5,239,598	343,394	(188,454)	0	5,394,538

Financial income (expenses), net	(848,178)	(260,520)	-	-	(1,108,698)
Equity pick-up	2,036	-	-	-	2,036
Income before taxes	4,393,456	82,874	(188,454)	0	4,287,876

Income and social contribution taxes	(973,207)	(30,492)	47,100	-	(956,599)

Net income for the year	3,420,249	52,382	(141,354)	0	3,331,277

Basic and diluted earnings per common share (in R$)					2.10
Basic and diluted earnings per preferred share (in R$)					2.30

Notes to the income statements

a) Basis of preparation of income statements

The historical financial information for the Company and GVTPart., as used in the preparation of these income statements, was obtained from the historical financial statements for the year ended December 31, 2015.

These pro forma financial reports should be read in conjunction with the historical financial statements of the companies involved.

The income statements reflect the effects of acquiring 100% of the share capital of GVTPart. and have been prepared and presented solely for information purposes assuming the acquisition of GVTPart. to have taken place on January 1, 2015.

The income statements should not be used as an indication of future consolidated quarterly statements or taken as the Company’s income statements.

b) Pro forma adjustments

The income statements were prepared and presented based on each company's historical quarterly financial statements and pro forma adjustments were determined based on assumptions and estimates, which we believe are reasonable.

The adjustments shown in the income statements reflect: (i) depreciation of surplus value (capital loss) of property and equipment; (ii) amortization of surplus value (capital loss) of intangible assets; (iii) amortizations of trademark; (iv) amortizations of the customer base; (v) Income tax (25%) and social contribution tax (9%) and (vi) inter-company eliminations as shown below:

	Group in Income Statements	2015
Depreciation of added (excluded) value from P&E acquired	(1)	(8,367)
Amortization of added (excluded) value from P&E acquired	(1)	(2,148)
Amortization of trademark	(2)	(13,111)
Amortization of customer portfolio	(2)	(114,905)
Other	(1) / (2)	(49,923)
Deferred taxes (income and social contribution taxes)	(3)	47,100
Eliminations	(4)	52,644

(1)	Amounts recognized as “Costs of sales and services”;
(2)	Amounts recognized as “Selling expenses”;
(3)	Income and social contribution taxes on adjustments;
(4)	Amounts recognized as “Net operating revenue” and “Cost of sales and services”, basically related to interconnection and network use.

36) ADDITIONAL INFORMATION ON CASH FLOWS

The main transactions of investments and financing that do not involve cash are as follows:

	12.31.16	12.31.15	12.31.14
Acquisition of assets through financial leases	(61,866)	(74,784)	(8,269)
Authorization licenses	-	-	(1,112,818)
Total	(61,866)	(74,784)	(1,121,087)

37) SUBSEQUENT EVENTS

a) Partial payment of 700 MHz licenses

On January 31, 2017, the Company paid R$858,991 to EAD, referring to the 2nd and 3rd installments of the auction of 700 MHz national frequency bands for the provision of SMP, performed by ANATEL on September 30, 2014 (note 22).

b) Issuance of Debentures

At a meeting held on January 26, 2017, the Company's Board of Directors resolved to hold the 5th issue of simple debentures, non-convertible into shares of the Company, in a single series, unsecured, in the total amount of R$2 billion, which were subject to public placement with restricted efforts, under a firm guarantee regime, under the terms of ICVM 476/09.

On February 8, 2017, the Company issued 200,000 debentures, with unit par value equivalent to R$10,000 (ten thousand reais). The debentures have a maturity of 5 years and the unit par value of each debenture is not subject to monetary restatement.

Interest corresponding to 108.25% of the accumulated variation of the CDI.

The net proceeds obtained by the Company with this issuance will be fully used for reprofiling the Company's financial liabilities, taking into account the Company's ordinary management business.

c) Interim interest on equity decided by the Company

At a meeting held on February 13, 2017, calling upon the General Shareholders’ Meeting, the Board of Directors approved the payment of interest on equity for the fiscal year 2017, under the terms of article 28 of the Company’s Articles of Incorporation, article 9 of Law No. 9249/95 and CVM Ruling No. 638/12, in the gross amount of R$180,000, equivalent to R$0.09996509791 per common share and R$0.10996160770 per preferred share, corresponding to a net amount of Withholding Income Tax (IRRF) of R$153,000, equivalent to R$0.08497033323 per common share and R$0.09346736655 per preferred share, calculated based on the net income stated in the balance sheet as of January 31, 2017.

Payment thereof will be made up to the end of fiscal year 2018, on a date to be set by the Board of Directors and timely communicated to the market, being paid individually to shareholders, according to the ownership structure contained in the Company's records, through the end of day February 24, 2017.