Form 20-F
period 2017-12-31
TELEFONICA BRASIL S.A.
filed 2018-02-21
CIK 1066119

As filed with the Securities and Exchange Commission on February 21, 2018

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐           REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒          ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

The number of outstanding shares of each class (excluding treasury shares) as of December 31, 2017 was:

Title of Class	Number of Shares Outstanding (excluding treasury shares)
Shares of Common Stock.................................................................................................................................	569,354,053
Shares of Preferred Stock.................................................................................................................................	1,119,339,723

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes  ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files) ☐ Yes  ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filers,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☒  Accelerated Filer ☐  Non-accelerated Filer ☐  Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

•         “ANATEL” are to Agência Nacional de Telecomunicações – ANATEL, the Brazilian telecommunications regulatory agency;

•         “B3” are to B3 S.A. – Brasil, Bolsa, Balcão, the São Paulo stock exchange and a Brazil-based financial market infrastructure provider;

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

•         “Terra Networks” are to Terra Networks Brasil S.A., a formerly wholly owned subsidiary of SP Telecomunicações Participações S.A. (one of our controlling shareholders); Terra Networks provides digital services and advertising;

•         “TJLP” are to Taxa de Juros de Longo Prazo, or long-term interest rate;

•         “UMBNDES” are to a monetary unit of the BNDES, consisting of a currency basket of BNDES debt obligations in foreign currencies, which are mostly denominated in U.S. dollars;

•         “U.S. dollar,” “U.S. dollars” or “US$” are to U.S. dollars, the official currency of the United States;

•         “Vivo” are to Vivo S.A., a formerly wholly owned subsidiary of Telefônica Brasil, which conducted cellular operations including SMP (as defined in the Glossary of Telecommunication Terms), nationwide; and

•         “Vivo Participações” are to Vivo Participações S.A. (formerly TELESP Celular Participações S.A.) and its consolidated subsidiaries (unless the context otherwise requires).

Unless otherwise specified, data relating to the Brazilian telecommunications industry included in this annual report was obtained from ANATEL.

The “Glossary of Telecommunications Terms” that begins on page 155 provides the definition of certain technical terms used in this annual report.

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

PRESENTATION OF FINANCIAL INFORMATION

We maintain our books and records in reais. We prepared our consolidated financial statements included in this annual report in accordance with IFRS as issued by the IASB (“IFRS”).

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

Our financial statements prepared in accordance with IFRS as of December 31, 2017 and December 31, 2016 and for the years ended December 31, 2017, December 31, 2016 and December 31, 2015 have also been filed with the CVM, the local securities regulator in Brazil and made publicly available. Our selected financial information included in “Item 3. Key Information—A. Selected Financial Data” should be read in conjunction with, and is qualified in its entirety by, our financial statements and “Item 5. Operating and Financial Review and Prospects” appearing elsewhere in this annual report.

The consolidated financial statements as of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017 are in compliance with IFRS, as issued by the IASB and also with the pronouncements, interpretations and guidance issued by the IASB and the IFRS Interpretations Committee, or the IFRIC, which entered into force as of January 1, 2017.

We have made rounding adjustments to reach some of the figures included in this annual report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

v

PART I

ITEM 1.        IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.        OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.        KEY INFORMATION

A.    Selected Financial Data

The selected financial data presented below should be read in conjunction with our consolidated financial statements, including the notes thereto included elsewhere in this annual report. Our consolidated financial statements included herein as of December 31, 2017 and for the year ended December 31, 2017 have been audited by PricewaterhouseCoopers Auditores Independentes. The report of PricewaterhouseCoopers Auditores Independentes on the consolidated financial statements appears elsewhere in this annual report. Our consolidated financial statements included herein as of December 31, 2016 and for the years ended December 31, 2016 and 2015 have been audited by Ernst & Young Auditores Independentes S.S. The report of Ernst & Young Auditores Independentes S.S. on the consolidated financial statements appears elsewhere in this annual report.

Results of Terra Networks S.A. are consolidated into our financial statements as from July 3, 2017.

Results of GVT are consolidated into our financial statements as from May 1, 2015. Consequently, our results of operations for the years ended December 31, 2017 and 2016 are not comparable with our results of operations for the years ended December 31, 2015, 2014 and 2013. For further information, see “Item 4.A.—Historical Background—Acquisition of GVT.”

The following tables present a summary of our selected financial data at the dates and for each of the periods indicated. You should read the following information together with our audited consolidated financial statements and the notes thereto included elsewhere in this annual report and with “Item 5. Operating and Financial Review and Prospects.”

	Year ended December 31,
Income Statement Data:	2017	2017	2016	2015	2014	2013
	(in millions of U.S. dollars)(1)	(in millions of reais)
	(except for share and per share data)
Net operating revenue	13,061	43,207	42,508	40,287	35,000	34,722
Cost of sales	(6,128)	(20,272)	(20,823)	(20,345)	(17,223)	(17,542)
Gross profit	6,933	22,935	21,685	19,942	17,777	17,180
Operating income (expenses), net	(4,928)	(16,302)	(15,317)	(14,702)	(12,668)	(12,248)
Operating income	2,005	6,634	6,369	5,242	5,116	4,877
Financial income (expenses), net	(273)	(903)	(1,234)	(848)	(362)	(215)
Equity pickup	—	1.5	1.2	2.0	6.9	(55.1)
Income before taxes	1,732	5,731	5,135	4,394	4,754	4,662
Income and social contribution taxes	(339)	(1,122)	(1,050)	(974)	183	(946)
Net income for the year	1,393	4,609	4,085	3,420	4,937	3,716
Attributable to:
Controlling shareholders	1,393	4,609	4,085	3,420	4,937	3,716
Non-controlling shareholders	—	—	—	—	—	—
Basic and diluted earnings per share:
Common shares	0.77	2.56	2.27	2.15	4.12	3.10
Preferred shares	0.85	2.82	2.50	2.37	4.53	3.41
Cash dividends per share in reais, net of withholding tax:
Common shares	0.52	1.73	1.65	2.04	2.04	1.86
Preferred shares	0.57	1.90	1.81	2.25	2.25	2.04

	As of December 31,
Balance Sheet Data:	2017	2017	2016	2015	2014	2013
	(in millions of U.S. dollars)(1)	(in millions of reais)
	(except for share and per share data)
Property, plant and equipment, net	10,043	33,222	31,925	30,477	20,454	18,442
Total assets	30,648	101,383	102,066	101,685	73,065	69,504
Loans and financing—current portion	490	1,621	2,543	2,222	1,509	1,237
Loans and financing—noncurrent portion	701	2,320	3,127	4,455	2,123	3,215
Debentures—current portion	427	1,413	2,120	121	755	287
Debentures—noncurrent portion	940	3,108	1,434	3,424	3,412	4,015
Shareholders’ equity	20,998	69,461	69,244	68,567	44,950	42,894
Attributable to:
Controlling shareholders	20,998	69,461	69,244	68,567	44,950	42,894
Non-controlling shareholders	—	—	—	—	—	—
Capital stock	19,218	63,571	63,571	63,571	37,798	37,798
Number of shares outstanding (in thousands)(2)	n/a	1,688,694	1,688,694	1,688,694	1,123,269	1,123,269

Cash Flow Data:	Year ended December 31,
	2017	2017	2016	2015	2014	2013
	(in millions of U.S. dollars)(1)	(in millions of reais)

Operating activities:
Net cash (used in) generated by operating activities	3,821	12,641	11,440	9,897	9,384	9,576
Investing activities:
Net cash (used in) generated by investing activities	(2,551)	(8,438)	(6,895)	(14,626)	(7,608)	(5,543)
Financing activities:
Net cash (used in) generated by financing activities	(1,589)	(5,258)	(4,777)	5,373	(3,627)	(4,622)
Increase (decrease) in cash and cash equivalents	(319)	(1,055)	(232)	644	(1,851)	(589)
Cash and cash equivalents at beginning of year	1,543	5,105	5,337	4,693	6,544	7,133
Cash and cash equivalents at end of year	1,224	4,050	5,105	5,337	4,693	6,544

(1)   Translated for convenience only using the commercial offer rate as reported by the Central Bank as of December 31, 2017 for reais into U.S. dollars of R$3.3080 to US$1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate as of that or any other date. In addition, translations should not be construed as representations that the real amounts represent or have been or could be converted into U.S. dollars as of that or any other date.

(2)   As of the date of this annual report, we held 1,688,693,776 outstanding shares, composed of common and preferred shares, net of 2,291,147 treasury shares.

Exchange Rates

The Central Bank allows the real/U.S. dollar exchange rate to float freely and has intervened to control the exchange rate volatility. However, the exchange market may continue to be volatile, and the real may depreciate or appreciate substantially in relation to the U.S. dollar. The Central Bank or the Brazilian government may intervene in the exchange rate market.

Since 1999, the Central Bank has allowed the real/U.S. dollar exchange rate to float freely, and, since that time, the real/U.S. dollar exchange rate has fluctuated considerably. In 2013, 2014 and 2015, the real depreciated 14.6%, 13.4% and 47.0%, respectively, against the U.S. dollar. In 2016, the real appreciated 16.5% against the U.S. dollar. In 2017, the real depreciated 1.5% against the U.S. dollar, ending the year at an exchange rate of R$3.3080 per US$1.00.

The Brazilian government has implemented various economic plans and utilized a number of exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments ranged from a daily to a monthly basis), floating exchange rate systems, exchange controls and dual exchange rate markets.  We cannot predict whether the Central Bank or the Brazilian government will continue to let the real float freely or intervene in the exchange rate market by returning to a currency band system or otherwise.  The real may depreciate or appreciate substantially against the U.S. dollar.

The following tables set forth the selling exchange rate, expressed in reais per U.S. dollar (R$/US$) for the periods indicated, as reported by the Central Bank.

	Exchange Rates of R$ per US$1.00
	Period-End	Average(1)	High	Low
Year ended December 31,
2013	2.3426	2.1605	2.4457	1.9528
2014	2.6562	2.3547	2.7403	2.1974
2015	3.9048	3.3387	4.1949	2.5754
2016	3.2591	3.4833	4.1558	3.1193
2017	3.3080	3.2031	3.3807	3.0510

Month
August 2017	3.1471	3.1509	3.1976	3.1161
September 2017	3.1680	3.1348	3.1932	3.0852
October 2017	3.2769	3.1912	3.2801	3.1315
November 2017	3.2616	3.2592	3.2920	3.2136
December 2017	3.3080	3.2911	3.3332	3.2322
January 2018	3.1624	3.2140	3.2697	3.1450
February 2018 (through February 20)	3.2507	3.2393	3.2821	3.1730

Source:  Brazilian Central Bank.

(1)   Annually, represents the average of the exchange rates on the last day of each month during the periods presented; monthly, represents the average of the end-of-day exchange rates during the periods presented.

On February 20, 2018, the exchange rate was R$ 3.25 to US$1.00. The real/dollar exchange rate fluctuates and, therefore, this exchange rate may not be indicative of future exchange rates.

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

The Brazilian federal government frequently exercises significant influence over the Brazilian economy and occasionally makes significant changes in policy and regulations. The Brazilian government’s actions to control inflation and other policies and regulations have often involved, among other measures, changes in interest rates, changes in tax policies, wage and price controls, foreign exchange controls, currency devaluations, capital controls and limits on imports. Our business, financial condition, results of operations and the market price of our preferred shares and ADSs may be adversely affected by changes in government policies, especially those related to our sector, such as changes in telephone fees and competitive conditions, as well as general economic factors, including:

•         exchange rates and currency fluctuations;

•         exchange controls and restrictions on remittances abroad, (including with regards to the payment of dividends) such as those imposed in 1989 and early 1990;

•         growth or downturn of the Brazilian economy;

•         inflation;

•         energy policy;

•         interest rates and monetary policies;

•         liquidity of domestic capital and lending markets;

•         fiscal policies and changes in tax laws;

•         economic, political or social instability;

•         labor and social security policies, laws and regulations; and

•         other political, diplomatic, social and economic developments in or affecting Brazil.

Uncertainty over whether the Brazilian federal government will implement changes to the policies, regulations or standards affecting these or other factors in the future may affect economic performance and contribute to economic uncertainty in Brazil, which may have an adverse effect on us and the trading price of our preferred shares and ADSs. Recent economic and political instability has led to a negative perception of the Brazilian economy and higher volatility in the Brazilian securities markets, which also may adversely affect us and the trading price of our preferred shares and ADSs.

 The ongoing economic uncertainty and political instability in Brazil may adversely affect the Brazilian economy, our business, and the market price of our preferred shares and ADSs.

Brazil’s political environment has historically influenced, and continues to influence, the performance of the country’s economy. Political crises have affected and continue to affect the confidence of investors and the general public, which have historically resulted in economic deceleration and heightened volatility in the securities issued by Brazilian companies.

The recent economic instability in Brazil has contributed to a decline in market confidence in the Brazilian economy as well as to a deteriorating political environment. In addition, various ongoing investigations into allegations of money laundering and corruption being conducted by the Office of the Brazilian Federal Prosecutor, including the largest such investigation, known as “Operação Lava Jato,” have negatively impacted the Brazilian economy and political environment. Certain members of the Brazilian federal government and of the legislative branch, as well as senior officers of large state-owned companies, are facing allegations of political corruption for officials allegedly accepting bribes by means of kickbacks on contracts granted by the government to several infrastructure, oil and gas and construction companies. A number of senior politicians, including members of Congress, and high-ranking executives officers of major corporations and state-owned companies in Brazil have been arrested, convicted of various charges relating to corruption, entered into plea agreements with federal prosecutors and/or have resigned or been removed from their positions. The potential outcome of Operação Lava Jato as well as other ongoing corruption-related investigations is uncertain, but they have already hurt the image and reputation of those companies that have been implicated as well as the general market perception of the Brazilian economy, political environment and the Brazilian capital markets. We have no control over, and cannot predict, whether such investigations or allegations will lead to further political and economic instability or whether new allegations against government officials will arise in the future.

Former President Dilma Rousseff was suspended from office on May 12, 2016, when the Brazilian Senate voted to hold a trial on impeachment charges against her. Ms. Rousseff was replaced by Vice-President Michel Temer, who served as acting President until Ms. Rousseff was permanently removed from office by the Senate on August 31, 2016 for infringing budgetary laws. Michel Temer then became President for the remainder of the presidential term, until the next general elections, scheduled for October of 2018. In June 2017, the Brazilian Higher Electoral Court (Tribunal Superior Eleitoral) cleared the electoral alliance formed by Ms. Rousseff and Mr. Temer of charges that it had violated campaign finance laws in the 2014 election. President Temer remains the subject of investigations by the Brazilian Federal Police and the Office of the Brazilian Federal Prosecutor relating to allegations of corruption, however, and may ultimately be subject to impeachment proceedings before his presidential term ends. We cannot predict whether these investigations and lawsuits will bring about further economic and political instability or if new allegations against high officers of the Brazilian federal Government will arise in the future. In addition, we cannot predict the results of any such investigations, including their effects over the Brazilian economy. The development of such cases may negatively affect us and the price of our preferred shares and ADSs.

Furthermore, uncertainty over whether the acting Brazilian government will implement changes in policy or regulation in the future may contribute to economic uncertainty in Brazil and to heightened volatility in the securities issued abroad by Brazilian companies. The Brazilian government may be subject to internal pressure to change its current macroeconomic policies, including its fiscal policy, in order to achieve higher rates of economic growth and/or meet its fiscal targets. We cannot foresee what policies or actions the Brazilian government may pursue or adopt. Moreover, uncertainty with respect to the upcoming presidential elections may increase the volatility in the financial markets.

Any of the above factors may create additional political uncertainty, adversely affect the Brazilian economy, our business, financial condition, results of operations and the market price of our preferred shares and ADSs.

Inflation and government efforts to curb inflation may contribute to economic uncertainty in Brazil, adversely affecting our business and results of operations.

In the past, Brazil has experienced extremely high rates of inflation. Inflation and some of the measures taken by the Brazilian government in an attempt to curb inflation have had significant negative effects on the Brazilian economy generally. Inflation, policies adopted to curb inflationary pressures and uncertainties regarding possible future governmental intervention have contributed to economic uncertainty and heightened volatility in the Brazilian capital markets.

According to the National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or IPCA, Brazilian inflation rates were 6.3%, 10.7% and 6.4% in 2016, 2015 and 2014, respectively. In 2017, inflation as measured by the IPCA fell to 2.9%. Brazil may experience high levels of inflation in the future and inflationary pressures may lead to the Brazilian government’s intervening in the economy and introducing policies that could harm our business and the price of our preferred shares and ADSs. In the past, the Brazilian government’s interventions included the maintenance of a restrictive monetary policy with high interest rates that restricted credit availability and reduced economic growth, causing volatility in interest rates. For example, the SELIC (Sistema Especial de Liquidação e de Custódia), the Central Bank’s overnight rate, as established by the Monetary Policy Committee of the Central Bank (Comitê de Política Monetária do Banco Central do Brasil—COPOM), increased from 10.00% at the beginning of 2014 to a high point of 14.25% in 2016 before a series of reductions in 2017, bringing the SELIC rate down to 6.75% as of February 7, 2018. Conversely, more lenient government and Central Bank policies and interest rate decreases have triggered and may continue to trigger increases in inflation, and, consequently, growth volatility and the need for sudden and significant interest rate increases, which could negatively affect us and increase our indebtedness.

Currently, fixed broadband and mobile service providers use the internal general price index (Índice Geral de Preços - Disponibilidade Interna), or IGP-DI, to adjust their prices and television and cable service providers use the market general price index (Índice Geral de Preços ao Mercado), or IGP-M.  The IGP-DI and IGP-M are inflation indexes developed by the Fundação Getúlio Vargas, a private organization. Since 2006, telephone fees for fixed line services have been indexed to the telecommunication services index (Índice de Serviços de Telecomunicações), or IST, adjusted by a productivity factor, which is defined by ANATEL Resolution 507/2008. The IST is an index composed of other domestic price indexes (including the IPCA, IGP-DI and IGP-M, among others) that is intended to reflect the telecommunications industry’s operating costs. As a result, this index serves to reduce potential discrepancies between our industry’s revenue and costs, and thus reduce the apparent adverse effects of inflation on our operations. The productivity factor, pursuant to which ANATEL is authorized to adjust fee rates, is calculated based on a compensation index established by ANATEL to incentivize operational efficiency and to share related gains in earnings from fixed line services with customers through fee rate adjustments.  The IST is calculated based on a 12-month period average. This may cause increases in our revenues above or below our costs (including salaries), with potentially adverse impacts on our profitability.

Inflation and government measures to combat inflation, along with speculation about possible future governmental measures, have had and are expected to continue to have significant negative effects on the Brazilian economy, including heightened volatility in the Brazilian securities market. On the other hand, these policies may be incapable of preventing increases in the inflation rate. In the event of an increase in inflation, we may not be able to adjust the prices we charge our customers to offset the effects of inflation on our cost structure, which may adversely affect us.

Fluctuations in exchange rates may adversely affect our ability to meet liabilities denominated or linked to foreign currencies or reduce our income in foreign currency, and may have a material adverse effect on the market value of our preferred shares and ADSs.

The Brazilian currency has been historically volatile and has been devalued frequently over the past three decades. Throughout this period, the Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. Although long-term depreciation of the real is generally linked to the rate of inflation in Brazil, depreciation of the real occurring over shorter periods of time has resulted in significant variations in the exchange rate between the real, the U.S. dollar and other currencies. The exchange rate between the U.S. dollar and the Brazilian real has experienced significant fluctuations in recent years. The real depreciated 14.6% against the U.S. dollar in 2013, 13.4% in 2014 and 47.0% in 2015. In 2016, the real appreciated 16.5% against the U.S. dollar and in 2017, the real depreciated 1.5%. There can be no assurance that the real will not again depreciate against the U.S. dollar or other currencies in the future.

As of December 31, 2017, 2.7% of our total indebtedness of R$8.5 billion was denominated in foreign currency. As of December 31, 2017, we had currency hedges in place to cover all of our financial foreign currency-denominated indebtedness. Approximately 6.4% of our operating costs and expenses are payable or linked to payment by us in U.S. dollars or Euros. By contrast, 99.7% of our revenue is generated in reais, except income derived from hedging transactions, international long-distance interconnection fees and services to customers outside of Brazil.

To the extent that the value of the real decreases relative to the U.S. dollar or the Euro, our commitments payable or linked to payment by us in foreign currencies become more expensive. Although our accounts receivable denominated in foreign currencies would also appreciate, the net effect could adversely affect our revenue and expenses. In addition, the IST does not adequately reflect the true effect of exchange rate fluctuations. Thus, our revenue, when translated to U.S. dollars, does not adequately reflect the true effect of exchange rate fluctuations, which may affect our results of operations.

Nearly all of our transactions denominated in foreign currencies are covered by hedge transactions. Since May 2010, we have been using a “net balance coverage” strategy, pursuant to which we seek to hedge our net foreign exchange exposure arising from invoices issued or received in foreign currencies. Our corporate market risk department periodically reviews our foreign currency invoices and manages our commitments linked to foreign currencies to limit our overall foreign currency exposure. Though we believe this strategy has substantially reduced our exposure to fluctuations in exchange rates, we cannot guarantee that this strategy will be successful. There can be no assurance that we will continue in the future our practice of entering into hedge instruments to hedge against the volatility of the real. Additionally, the liquidity in the derivatives market may become scarce, making it more difficult to hedge our foreign exchange exposure under satisfactory conditions, which could negatively affect our overall financial performance in case of depreciation of the real against such foreign currencies.

Political, economic and social developments and the perception of risk in other developed and emerging countries may adversely affect the Brazilian economy, our business, and the market price of Brazilian securities, including our preferred shares and ADSs.

The market for securities issued by Brazilian companies may be influenced, to varying degrees, by economic conditions in both developing and developed economies. The reaction of investors to developments in other countries may have an adverse impact on the market value of securities of Brazilian companies. The prices of shares traded on the B3, for example, have historically been sensitive to fluctuations in interest rates in the United States, as well as variations of the main U.S. stock exchanges. Additionally, crises in other emerging countries or the economic policies of other countries may reduce investor demand for securities of Brazilian companies, including our preferred shares and ADSs. Any of the foregoing developments may adversely affect the market value of our preferred shares and ADSs and hinder our ability to access the capital markets and finance our operations in the future on acceptable terms and costs, or at all.

To the extent that economic problems in emerging market countries or elsewhere adversely affect Brazil, our business and the market value of our preferred shares and ADSs could be adversely affected. Furthermore, we cannot assure you that, in the event of adverse developments in emerging market economies, the international capital markets will remain open to Brazilian companies or that the resulting interest rates in such markets will be advantageous to us. Decreased foreign investment in Brazil may negatively affect growth and liquidity in the Brazilian economy, which in turn may have a negative impact on our business. Disruption or volatility in the global financial markets could further increase negative effects on the financial and economic environment in Brazil, which could have a material adverse effect on us.

Any further downgrading of Brazil’s credit rating could reduce the trading price of our preferred shares and ADSs.

We may be harmed by investors’ perceptions of risks related to Brazil’s sovereign debt credit rating. Rating agencies regularly evaluate Brazil and its sovereign ratings, which are based on a number of factors including macroeconomic trends, fiscal and budgetary conditions, indebtedness metrics and the perspective of changes in any of these factors.

Brazil has lost its investment grade sovereign debt credit rating by the three main U.S. based credit rating agencies, S&P Global Ratings, Moody’s and Fitch. S&P Global Ratings downgraded Brazil’s sovereign debt credit rating from BBB- to BB+ in September 2015, subsequently reduced it to BB in February 2016 and further reduced it to BB- in January 2018 with a stable outlook. In December 2015, Moody’s placed Brazil’s Baa3 sovereign debt credit rating on review and downgraded Brazil’s sovereign credit rating in February 2016 to Ba2 with a negative outlook, citing the prospect for further deterioration in Brazil’s indebtedness figures amid a recession and challenging political environment. Fitch downgraded Brazil’s sovereign credit rating to BB+ with a negative outlook in December 2015, citing the country’s rapidly expanding budget deficit and worse-than-expected recession, and further downgraded Brazil’s sovereign debt credit rating in May 2016 to BB with a negative outlook.

Brazil’s sovereign credit rating is currently rated below investment grade by the three main credit rating agencies. Consequently, the prices of securities issued by Brazilian companies have been negatively affected. A prolongation or worsening of the current Brazilian recession and continued political uncertainty, among other factors, could lead to further ratings downgrades. Any further downgrade of Brazil’s sovereign credit ratings could heighten investors’ perception of risk and, as a result, cause the market price of our preferred shares and ADSs to decline.

Risks Relating to the Brazilian Telecommunications Industry and Us

Extensive government regulation of the telecommunications industry and our concession agreements may limit, in some cases, our flexibility in responding to market conditions, competition and changes in our cost structure or impact our fees.

Our business is subject to extensive regulation, including any regulatory changes that may occur during the terms of our concession agreements and our authorizations to provide telecommunication services in Brazil. ANATEL, the main telecommunications industry regulator in the country, regulates, among other things:

•         industry policies and regulations;

•         licensing;

•         fees and tariffs;

•         competition, including our ability to grow by acquiring other telecommunications businesses;

•         service, technical and quality standards;

•         interconnection and settlement arrangements; and

•         universal service obligations.

The Brazilian telecommunications regulatory framework is continuously evolving. The interpretation and enforcement of regulations, the assessment of compliance with regulations and the flexibility of regulatory authorities are all marked by uncertainty. We operate under authorizations and a concession from the Brazilian government, and our ability to maintain these authorizations and concession is a precondition to our success. However, because of the changing nature of our regulatory framework, we cannot provide assurances that ANATEL will not adversely modify the terms of our authorizations and/or licenses. According to our operating authorizations and licenses, we must meet specific requirements and maintain minimum quality, coverage and service standards. Our failure to comply with such requirements may result in the imposition of fines, penalties and/or other regulatory responses, including the termination of our operating authorizations and concession. Any partial or total termination of any of our operating authorizations and licenses or our concession would have a material adverse effect on our business, financial condition, revenues, results of operations and prospects.

In recent years, ANATEL has been reviewing and introducing regulatory changes, especially regarding asymmetric competition measures and interconnection fees charged among local providers of telecommunications services. Asymmetric competition measures can include regulations intended to rebalance markets in which a market participant has distinct market power over other competitors. The adoption of disproportionately asymmetric measures could have a material adverse effect on our business, financial condition, revenues, results of operations and prospects.

With respect to interconnection fees, these are an important part of our revenue and cost bases. Such fees are charged by telecommunications service providers to each other in order to allow interconnected use of each other’s networks. To the extent that changes to the rules governing interconnection fees reduce the amount of fees we can receive, or our ability to collect such fees, our businesses, financial conditions, revenues, results of operations and prospects could be materially adversely affected.

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

We operate our fixed line business in the state of São Paulo under a concession granted by the Brazilian government. According to the terms of the concession, we are obligated to meet certain universal service requirements and to maintain minimum quality and service standards. For example, ANATEL requires that we satisfy certain conditions with respect to, among other things, the expansion of our network to provide (i) public pay-phone service for all locations with a population over 100 inhabitants and (ii) private individual telephone service for all locations with a population over 300 inhabitants, as well as several quality of service targets. Our ability to satisfy these and other terms and conditions may be affected by factors beyond our control, and our failure to comply with the requirements of our concession may result in the imposition of fines up to R$50 million per incident and/or other government actions, including the termination of our concession. Any partial or total termination of our concession or authorizations would have a material adverse effect on our financial condition and results of operations.

Furthermore, the concession agreements establish that all assets owned by us, and which are indispensable to the provision of the services described in such agreements, are considered “reversible assets” (bens reversíveis) and are deemed to be part of the concession assets. According to ANATEL’s interpretations of current regulations, reversible assets will be automatically returned to ANATEL’s possession upon expiration of the concession agreements in accordance with regulations in force at the time of such expiration, and would not be available to creditors in the event of insolvency, bankruptcy or similar events.

As of December 31, 2017, the net book value of our reversible assets, calculated in accordance with ANATEL’s  interpretation of current regulations, is estimated at R$8.7 billion. These assets are comprised of switching and transmission equipment, public use terminals, external network equipment, energy equipment and systems and operations support equipment.

Review of our concession agreements and/or the implementation of a new regulatory framework in Brazil could have a materially adverse effect on our operations.

The expiration date of our fixed line concession agreements is December 31, 2025. These agreements contain a provision allowing ANATEL to review the concession agreements every five years, and include revisions to terms and conditions that relate to network expansion, modernization and quality of service targets in response to changes in technology, competition in the marketplace and domestic and international economic conditions.

On June 24, 2014, ANATEL opened a public review and comment period for the revisions of the terms of fixed line concession agreements with respect to the 2016-2020 period. However, when the agency released the new version of the agreements in June 2017, operators disagreed with the inclusion by ANATEL of certain provisions, and decided against executing new agreements with the agency. As a result, the agreements with respect to the 2011-2015 period remain in force.

Changes to our concession agreements or to the current regulatory framework may entail the imposition of new requirements, including obligations to make specific investments and/or capital expenditures. ANATEL may also impose new service targets on us with values that we are not able to predict. The conditions, terms and criteria being considered with respect to any such changes in the regulatory framework are still uncertain, and will only be defined by ANATEL after the approval of a law amending the General Telecommunications Act (Lei Geral de Telecomunicações). Any such changes to laws, rules or regulations could have a material adverse effect on our operations and financial condition.

Telefônica Brasil is exposed to risks in relation to compliance with anti-corruption laws and regulations.

Telefônica Brasil is required to comply with Brazilian anti-corruption laws and regulations, as well as laws and regulations on the same subject in jurisdictions where it has its securities traded. In particular, the Company is subject, in Brazil, to Law nº 12,846/2013 and, in the United States, to the U.S. Foreign Corrupt Practices Act of 1977.

Although we have internal policies and procedures designed to ensure compliance with the aforementioned anti-corruption laws and regulations, there can be no assurance that such policies and procedures will be sufficient or that our employees, directors, officers, partners, agents and service providers will not take actions in violation of our policies and procedures (or otherwise in violation of the relevant anti-corruption laws and regulations) for which we or they may be ultimately held responsible. Violations of anti-corruption laws and regulations could lead to financial penalties, damage to our reputation or other legal consequences that could have a material adverse effect on our business, results of operations and financial condition.

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

In 2017, competition in the Brazilian telecommunications sector remained fierce, with operators focusing on improving their base of accesses by attracting customers to higher-value products to increase overall ARPUs and profitability.

In turn, customers are demanding higher quality and more data availability, which require investments in development, modernization, expansion and continuous improvement in service quality and customers’ experience, pressing companies’ results.

As a result, we have faced significant competition, mainly driven by the following factors: (1) commercial and pricing pressures from new mobile portfolios launched by competitors; (2) competitors increasing 3G and 4G coverage, improving the quality of service provided by them; and (3) low-cost alternative services, such as voice and text services provided over IP and Video on Demand, may affect our competitive position in the market.

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

We receive payments for the termination of calls in our fixed network. On May 18, 2014, ANATEL established a gradual decrease in termination rates for the STFC concessionaries, including TU-RL (Urban Usage Rate), TU-RIU1 (Interurban Usage Rate Level 1) and TU-RU2 (Interurban Usage Rate Level 2). In the same year, ANATEL also established gradual decreases in mobile interconnection fees, also known as mobile termination rates, or MTR, based on a cost model. The related rates established by ANATEL are set forth in the following table:

	2015	2016	2017	2018	2019
Sector 31 (fixed)
TU-RL	N/A	0.01139	0.00574	0.00289	0.00146
TU-RU1	N/A	0.05339	0.02191	0.00899	0.00369
TU-RU2	N/A	0.06129	0.02348	0.009	0.00345
Mobile
Region I	0.16751	0.09317	0.04928	0.02606	0.01379
Region II	0.16237	0.10309	0.05387	0.02815	0.01471
Region III	0.14776	0.11218	0.06816	0.04141	0.02517

We cannot assure you that new mobile service plans will not be suspended by ANATEL, that the mobile interconnection fees we negotiated will not be changed, nor that future negotiations regarding mobile termination rates will be as favorable as those that were previously set by the agency. If the readjustments to mobile interconnection fees that we negotiated are cancelled or if negotiated mobile interconnection fees in the future are less favorable to us, our business, financial condition, revenues, results of operations and prospects may be adversely affected.

ANATEL has the authority to issue new regulations affecting many of our areas of operations.

ANATEL has the authority to issue new regulations affecting many of our areas of operations. Such new regulations could have an adverse effect on our operating results because: (1) ANATEL could significantly reduce the interconnection fees we are able to charge, thereby reducing our revenues (see “—Our results of operations may be negatively affected by the application of the Personal Mobile Service (Serviço Móvel Pessoal – SMP) rules relating to mobile services”); (2) ANATEL may allow more favorable conditions for economic groups without significant market power; (3) the granting of new licenses may increase competition in our area from other operators, which could adversely affect our prices and/or market share, thereby reducing our revenues; (4) ANATEL may require that revenue received for the usage of the SMP network must be included in the calculation of operating revenue, which will increase the cost of renewing licenses; and (5) ANATEL’s general plan of updating the regulations targets several areas of vital importance for the mobile business, such as regulations (i) to improve the quality of services, which may cause an increase in operating costs, (ii) of virtual mobile operations, or MVNO, which may cause an increase in competitive pressure, (iii) against SMP providers exercising market power to negotiate lower mobile termination rate fees, which could cause a decrease in our revenues from the mobile termination rate fees we are able to charge to SMP providers, and (iv) relating to multimedia communication.

For a detailed description of the regulations issued by ANATEL and their impact on our business, see “—Item 4. Information on the Company—Business Overview—Regulation of the Brazilian Telecommunications Industry.”

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

The advent of new products and technologies could have a variety of consequences. These new products and technologies may reduce the price of our services by providing lower-cost alternatives and the creation of new digital services, such as the example of over-the-top (OTT) players that provide voice and messages over IP. Also, new product and technologies may become superior to, and render obsolete, the products and services we offer and the technologies we use, thus requiring our constant investment in new technology and innovation.

Such new technologies will demand changes in the regulatory environment, challenging both governmental agencies and telecommunication companies. Companies that provide OTT services, which have characteristics similar to telecommunications services, are currently not subject to the same rules as the telecommunications operators. This gap can bring additional challenges to the telecommunications industry, as current developments in the regulatory framework for OTTs are inconsistent and still unclear.

We are subject to certain risks related to conditions and obligations imposed by ANATEL for the use of the spectrum needed for the LTE services we offer.

In 2012, Telefonica acquired 40MHz on the 2.5GHz to 2.69GHz frequencies for the amount of R$ 1.05 billion. In order to meet the coverage requirements we had the obligation of implementing 4G coverage in 1,094 cities by December 31, 2017. By that date, we had made 4G services available in 2,600 municipalities. To achieve these targets, Telefonica has deployed and continues to deploy 4G coverage by serving its customers through the use of its own network or by established agreements of RAN-sharing approved by ANATEL. The remaining coverage commitments in cities with less than 30,000 inhabitants may be fulfilled with other frequency bands, according to the following schedule:

•         by December 31, 2018: 117 cities; and

•         by December 31, 2019: 156 more cities.

To complete the 450 MHz frequency requirements we had the obligation to meet voice and data demand in remote rural areas. As a commitment, we are required to provide infrastructure and service in rural areas in the states of Alagoas, Ceará, Minas Gerais, Paraíba, Pernambuco, Piauí, Rio Grande do Norte, Sergipe, and in the countryside of São Paulo, for a total of 2,556 municipalities.

Regarding the 700MHz spectrum, ANATEL has allocated the band for the provision of fixed, mobile and broadband services. On September 30, 2014 we acquired 20 MHz (10+10 MHz) with nationwide coverage, for R$1.92 billion, at the minimum price, plus R$904 million for the band cleaning (migration of broadcasters that currently occupy the band and interference management). According to the auction rules, the winning bidders are responsible for financing and managing the band cleaning process.

In January 2016, the Ministry of Communications (presently, the Ministry of Science, Technology, Innovation and Communications) published a new schedule for the analog TV Switch Off, postponing the usage of the 700 MHz frequency for telecommunications in some major Brazilian cities. According to the schedule and further revisions, 11 cities had its analog TV services turned off in 2016, including Rio Verde (GO) and Brasília (DF). In 2017 the switch off was completed in over 404 cities. In 2018 the analog switch off is expected to be completed in 1124 cities distributed in 24 states. The switch off for the remaining 4244 cities is set for 2023, though the activation of LTE in these cities does not require the switch off schedule to be completed.

In December 2015, ANATEL auctioned the remaining spectrum lots in the 1800 MHz, 1900 MHz and 2500 MHz bands. Telefônica acquired seven lots of 2.5 GHz frequency band for a total of R$185.4 million. These lots are associated to five capital cities located in the States of São Paulo, Rio de Janeiro, Porto Alegre, Florianópolis, and Palmas and one countryside city in the State of Mato Grosso do Sul. Such frequencies are already being used for the provision of mobile broadband service on 4G.

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

ANATEL and other judiciary and administrative agencies have the authority to suspend our sales in an attempt to improve the overall quality of telecommunications services. Sales suspensions are generally applied to the services for which there have been complaints by consumers and the consumer protection agencies. When applied, the suspension is temporary and usually lifted once the company presents an action plan for improvement. In July 2012, ANATEL suspended mobile service sales from three of our main competitors, Oi, Claro and Tim, as result of a considerable increase in consumer complaints. The suspensions lasted about 20 days and ANATEL requested that all telecommunications companies, including us, present an action and investment plan to improve the mobile network. Although our action plan was approved by ANATEL in September 2012, if a similar increase in customer complaints occurs in the future we may face suspension of one or more of our services until a new plan can be presented to and approved by ANATEL, which may materially affect our business and results of operations.

Internet regulation in Brazil is recent and still limited and several legal issues related to the Internet are uncertain.

In 2014, Brazil enacted a law, which we refer to as the Civil Rights Framework for the Internet, setting forth principles, guarantees, rights and duties for the use of the internet in Brazil, including provisions about internet service provider liability, internet user privacy and network neutrality. In May 2016, further regulations were passed relating to the privacy and network provisions set forth in Civil Rights Framework for the Internet. However, unlike in the United States, few legal precedents relating to the Internet Act exist and existing jurisprudence has not been consistent, especially with respect to the application of the network neutrality principle. Legal uncertainty arising from the limited guidance provided by current laws in force allows for different judges or courts to decide very similar claims in different ways and establish contradictory jurisprudence. This legal uncertainty allows for rulings against us and could set adverse precedents, which individually or in the aggregate could seriously harm our business, results of operations and financial condition. In addition, legal uncertainty may harm our customers’ perception and use of our service.

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

Currently, there are approximately 250 municipal laws in Brazil that limit the installation of new antennas for mobile service. This scenario has been a barrier to the expansion of mobile networks. Those laws are meant to regulate issues related to zoning and the alleged effects of the radiation and radiofrequencies of the antennas. Despite the existence of a federal law approved in 2015, that addresses this issue by establishing new guidelines to create a consolidated plan for the installation of antennas, as long as the municipal laws remain unchanged, the risk of noncompliance with regulations and of having services of limited quality in certain areas continues to exist.

Additional antenna installation is also limited as a result of concerns that radio frequency emissions from base stations may cause health problems and other environmental impacts. These concerns could have an adverse effect on the wireless communications industry and, possibly, expose wireless providers, including us, to litigation. Based on information from the World Health Organization (WHO) we are not aware of any evidence in the latest medical research that conclusively establishes any relationship between radio frequency emissions of base stations and health concerns. Perceived risks may, however, delay expansion of our network if we experience problems in finding new sites, which in turn may delay expansion and affect the quality of our services.

For instance, in May 2009, the Brazilian government published Law No. 11934/2009 that limits the exposure for fields with frequencies up to 300 GHz. The new law uses the exposure limits determined by the International Commission on Non-Ionizing Radiation Protection and recommended by the WHO and restricts the installation of new antennas.

New laws may create additional transmission regulations, which in turn, could have an adverse effect on our business. Health concerns regarding the effects of radio frequency emissions may also discourage the use of mobile telephones and may result in the adoption of new measures by governments or any other regulatory interventions, any of which could materially and adversely affect our business, results of operations and financial condition.

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

Telefónica S.A., or Telefónica, our controlling shareholder, and its affiliates currently own directly and indirectly approximately 94.47% of our voting shares and 73.58 % of our total capital stock. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.” As a result of its share ownership, Telefónica has the power to control us and our subsidiaries, including the power to elect our directors and officers and to determine the outcome of any action requiring shareholder approval, including corporate reorganizations and the timing and payment of our dividends. Given this degree of control over our company, circumstances could arise under which the interests of Telefónica could be deemed to be in conflict with the interests of our other shareholders.

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

In November 2015, ANATEL consented to our corporate reorganization involving Telefônica Brasil S.A., GVT Participações S.A. and its subsidiaries. The approval was subject to certain conditions such as the end of overlap licenses of STFC, SCM and SeAC within 18 months and the obligation to present a list of all assets from the companies incorporated in our STFC (Sector 31, Region III) concession area, confirming the absence of reversible assets burdened judicially (by means of a negative certificate), or in case of attachment, present the appropriate requests for replacement.

On March 14, 2016, the corporate reorganization was approved by our Board of Directors, and was completed on April 1, 2016, after the approval by an extraordinary shareholders meeting of the relevant companies.

On July 3, 2017, Telefônica Data S.A., a wholly owned subsidiary of the Company, acquired all the shares of capital stock of Terra Networks Brasil S.A. from SP Telecomunicações Participações S.A., one of the controlling shareholders of the Company. The purpose of the Terra Networks Transaction is to expand and integrate our offering of digital services, in order to provide additional value to our customer base and TData’s.

We are registered with the CVM as a publicly held company and our stock is traded on the B3 – Brasil, Bolsa, Balcão under the symbol “VIVT3” (formerly “TLPP3”) for common shares and “VIVT4” (formerly “TLPP4”) for preferred shares. We are also registered with the SEC in the United States and our ADSs are traded on the NYSE, under the symbol “VIV” (formerly “TSP”). Our headquarters are located at Avenida Engenheiro Luis Carlos Berrini, 1376, 04571-936, São Paulo, SP, Brazil. Our telephone number is 55-11-3430-3687 and our website is www.telefonica.com.br/ir. The information on our website is not part of this annual report on Form 20-F.

As of December 31, 2017, we had 569,354,053 outstanding common shares (excluding treasury shares), with no par value per share, and 1,119,339,723 outstanding preferred shares (excluding treasury shares), with no par value per share. Our shareholders’ equity amounted to R$69.5 billion as presented in our audited financial statements prepared in accordance with IFRS.

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

Telefónica and Telecom Italia Agreement

Through a series of transactions from 2007 to 2009, Telefónica acquired an indirect holding in the voting shares of Telecom Italia through its holdings in the Italian company TELCO S.p.A. Telecom Italia holds an indirect interest in TIM Participações S.A., or TIM, a Brazilian telecommunications company. None of Telefónica, Telefônica Brasil or any other affiliate of Telefónica was involved with or had decision-making powers over TIM’s operations in Brazil, although Telefónica held an indirect interest with respect to TIM’s operations in Brazil. They were also legally and contractually forbidden from exercising any voting rights in TIM’s operations in Brazil.

On June 16, 2014, TELCO, S.p.A.’s Italian shareholders exercised their right to a spin-off, in accordance with the shareholders’ agreement. The implementation of the spin-off was approved by the shareholders on July 9, 2014 and was subject to approval from ANATEL and CADE. When approved by ANATEL and CADE, the spin-off consisted of the shares held by Telecom Italia being spun-off to four new companies, each of which would be wholly owned by one of TELCO, S.p.A.’s shareholders and each of which would hold shares of Telecom Italia, S.p.A. proportional to their holding in TELCO, S.p.A.

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

On July 30, 2015, Vivendi S.A. announced after the closing of the New York Stock Exchange trading session of July 30, 2015, that they sold 67.9 million preferred shares of Telefônica Brasil S.A. (representing 4.0% of our capital stock).

As a result, Telefónica no longer held, directly or indirectly, any economic interest in Telecom Italia by the end of 2015.

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

On March, 25 2015, CADE’s administrative tribunal approved the transaction on the basis of certain confidential commitments offered by us and Vivendi S.A. The commitments include the execution of two merger control agreements: the first between CADE and us and the second between CADE and Vivendi S.A.

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

After the merger and as a result of the acquisition, our corporate structure was as follows:

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

On the date of the merger, GVT was split and its net assets were transferred in part to GVTPart and in part to POP. The portion of the spun-off net assets of GVT concerning the goods, rights and obligations related to telecommunications activities were transferred to GVTPart and the remaining portion, concerning the assets, rights and obligations related to the other activities of non-telecommunications were transferred to POP. GVTPart was subsequently merged into Telefônica Brasil, resulting in the following corporate structure:

The corporate restructuring did not result in a capital increase or change in ownership of the Company’s shareholders and was ratified by an extraordinary shareholders’ meeting on April 1, 2016.

Acquisition of Telefônica Transporte e Logística Ltda. (TGLOG) by TData

On October, 28, 2015, TData, as buyer, and Telefónica Gestión de Servicios Compartidos España S.A., as seller, entered into a Stock Purchase agreement that resulted in the acquisition of Telefônica Transporte e Logística Ltda., a company headquartered in Brazil that provides logistics services.

Acquisition of Terra Networks by TData

On July 3, 2017, we announced that our wholly-owned subsidiary, Telefônica Data S.A. (“TData”), acquired all the shares of capital stock of Terra Networks Brasil S.A. (“Terra Networks”) from SP Telecomunicações Participações S.A. (“SPTE”), one of our controlling shareholders (the “Terra Networks Transaction”).

Terra Networks is a provider of digital services (own and third-party value-added services (“VAS”) and carrier billing, as well as mobile channels for sales and relationships) and advertising. TData is a company dedicated to the exploration of VAS, as well as integrated business solutions in telecommunications, technical assistance of telecommunications equipment and networks, maintenance of equipment and networks and development of projects. The purpose of the Terra Networks Transaction was to expand and integrate our offering of digital services, in order to provide additional value to our customer base and TData’s, as well as to provide TData’s offering of services to Terra Networks’ customer base and subscribers. In addition, the Terra Networks Transaction was intended to amplify TData’s advertising business as a result of Terra Networks’ nationwide operations and expertise.

By combining the Company’s skills in creating new digital media products for mobile and advertising and Terra Networks’ know-how in sales, customer service and operating digital services for specific customers, we believe the acquisition by TData will facilitate the exchange of know-how between the companies involved, and increase the consistency of commercial terms among the companies and their suppliers.

The total price paid by TData as consideration for the acquisition of shares issued by Terra Networks was R$250 million, paid in a single installment using TData’s cash on hand, with no need for financing. Such value was calculated based on our estimated valuation of the company, using a discounted cash flow model, based on an appraisal report commissioned by TData’s board of directors.

The Terra Networks Transaction is subject to conditions usually applicable to this type of deal, and was preceded by legal and financial diligence in relation to Terra Networks and valuation by an independent company. In addition, the respective sale and purchase agreement contains terms and provisions common to this type of transaction. The Terra Networks Transaction is not subject to obtaining any regulatory authorizations or approvals by the Company’s regulators and was structured in a way that does not change our shareholding structure or cause any dilution to our shareholders, seeking to generate value through an accelerated growth of digital services and increased operational efficiency. There are no significant costs related to the Terra Networks Transaction.

Capital Expenditures

Year Ended December 31, 2017

In 2017, we invested R$7,998.3 million, a 2.3% decrease over the amount we invested in 2016 (R$8,189.1 million), primarily due to the fact that we had no spectrum licensing costs in 2017, compared to R$185 million in spectrum licensing costs in 2016. Investments in projects were strongly focused on network investments (which accounted for 85% of investments in 2017) and included expenditures on items such as radio access network (Node-Bs, eNode-Bs and WCDMA carriers), transmission backhaul and backbone, FTTH and copper network. The investments helped sustain our commercial and revenue growth while maintaining the quality of the services provided and are also designed to prepare us for medium-term growth.

To meet the needs of an increasingly data driven and connected society, significant investments were made to support the strong growth of data usage in our residential fiber network, mobile 4G/3G network and dedicated corporate networks. We continue to invest in expanding our national data transmission backbone to meet the increase in data traffic throughout Brazil.

The following table sets forth our capital expenditures for each year in the three-year period ended December 31, 2017.

	Year ended December 31,
Telefônica Brasil	2017	2016	2015
	(in millions of reais)
Network	6,783.5	6,743.9	6,557.6
Technology / Information Systems	883.3	929.5	870.3
Others(1)	331.5	515.6	239.6
Total capital expenditures	7,998.3	8,189.1	7,667.5

(1)

Consists primarily of handset sales made to corporate customers for the length of their contracts, furniture and fixtures, office equipment and store layouts and spectrum licensing costs. The spectrum licensing costs amounted to R$0.1 million in 2015, relating to the acquisition of the new 700MHz frequency spectrum and R$185 million in 2016, relating to the acquisition of the remainder of the 2,500 MHz spectrum for 4G usage. We had no spectrum licensing costs in 2017.

Year Ended December 31, 2016

In 2016, we invested R$8,189.1 million, a 6.8% increase over the amount we invested in 2015, primarily due to the cost of acquiring the remains of the 2,500MHz 4G spectrum (R$185 million) and also because GVT’s capital expenditures from January 1, 2015 to April 30, 2015, which totaled R$582.9 million, were not consolidated in our 2015 financial statements. Investments in projects were strongly focused on network (which accounted for 84% of investments in 2016, excluding licenses) and included expenditures on items such as radio access network (Node-Bs, eNode-Bs and WCDMA carriers), transmission backhaul and backbone, FTTH and copper network. The investments helped sustain our commercial and revenue growth while maintaining the quality of the services provided and are also designed to prepare us for medium-term growth. To meet the needs of an increasingly data driven and connected society, significant investments were made to support the strong growth of data usage in our residential fiber network, mobile 4G/3G and dedicated corporate networks.

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

B.    Business Overview

We are the leading mobile telecommunications company in Brazil (31.7% market share as of December 31, 2017, based on accesses), with a particularly strong position in postpaid mobile services (41.8% market share as of December 31, 2017, based on accesses). We are also the leading fixed telecommunications company in the state of São Paulo where we began our business as a fixed telephone service provider pursuant to our concession agreement. In the same period, we reached almost 44.8% of market share in ultra-fast broadband accesses with speeds higher than 34 Mbps in the state of São Paulo.

According to ANATEL’s customer service performance index, we are and have been the highest-quality mobile operator in Brazil. Our Vivo brand, under which we market our mobile services, is among the most recognized brands in Brazil. The quality of our services and strength of our brand recognition enable us to, on average, achieve higher prices relative to our competition and, as a result, generally earn higher margins. As of December 31, 2017, our average revenue per mobile user, or ARPU, of R$29.20 represented a significant premium relative to the market average of R$17.30 (considering the average Mobile ARPU of Claro, TIM and Oi for the third quarter of 2017). In 2017, we captured 39.3% of the 8.6 million net additions in the postpaid mobile segment. We offer our clients a complete portfolio of products, including mobile and fixed voice, mobile data, fixed broadband, ultra-fast broadband, or UBB (based on our Fiber to the Home, or FTTH and Fiber to the Curb, or FTTC infrastructure), Pay TV, information technology and digital services (such as entertainment, cloud and financial services). We also have one of the most extensive distribution networks of the sector, where our clients can obtain certain services, such as purchasing credit for prepaid phones.

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

Our mobile portfolio includes voice and broadband internet access through 3G and 4G as well as value-added services, family plans, including voice mail, voice mail translation in speech-to-text, caller identification, voice minutes in unlimited bundles to other mobile phones of postpaid customers, ring tones, and innovative services such as multi-media backup, cloud based services to save texts, entertainment and music apps, advertising platforms, among others.

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

In 2017, we covered 100% of the municipalities in our concession area in the state of São Paulo, reaching more than 7.4 million fixed broadband customers, and we expanded our national fiber network to reach more than 18 million homes.

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

In mobile broadband, we use a variety of technologies to provide wireless internet services to our customers. Our 3G network is currently available nationwide. In addition, we offer the HSPA+ technology, commercially known as 3G Plus. This technology allows customers with compatible terminals (including handsets) to reach up to three times the speed of traditional 3G. In December 2017, we covered 4,027 municipalities with our 3G network, reaching 92.7% of Brazil’s population. We also offer the 4G LTE technology, which, by the end of 2017, was available in 2,600 municipalities, reaching 84.5% of Brazil’s population, and also 4G+ LTE through carrier aggregation in 118 municipalities.

Pay TV Services

We began offering subscription-based television, or “Pay TV,” services via DTH (“direct to home,” a special type of service that uses satellites for the direct distribution of television and audio signals to subscribers) on August 12, 2007. We currently provide Pay TV services by means of DTH and IPTV (a type of service that offers video broadcast through the use of IP protocol) technologies and as of December 31, 2017, had 1.6 million Pay TV customers, including more than 381 thousand IPTV customers.

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

The Network Management Center in São Paulo monitors the critical network operational parameters of the countrywide transmission backbone, IP networks, broadband networks, packet/circuit core networks, VAS/Multimedia platform and global services. The remote team in Minas Gerais monitors the critical operational parameters of the radio access network, infrastructure and online services performance. The Network Management Center in Curitiba monitors the critical operational parameters of the countrywide transmission backbone, network interconnection and IPTV/DTH networks. These centers are able to identify abnormalities in both our network and in third-party networks, using failure and signaling monitoring systems. In addition, quality and service standards are constantly monitored. The Network Management Centers are integrated with maintenance and operations teams that maintain and operate cellular network elements, as well as cellular infrastructure and transmission, in addition to the radio network elements and computing bases, service platforms and communications backbones.

Our network provides for continuity of service to our customers in the event of network interruptions. We have developed contingency plans for potential catastrophes in our switchboard centers, power supply interruptions and security breaches.

We continuously aim to consolidate our network and increase its offerings, to deliver the best possible service to our customers and to meet their expectations.  Some of the improvements we have made in recent years include advancements in the migration of time-division multiplex switches to next generation network switches, which offer new digital services to our clients and reduce our maintenance costs, including improvements in levels of security, power supply, battery and air conditioning infrastructure. The most significant implementation of technology has been a project to exchange optical cabinets, used for offering voice and data services for Multi-Service Access Nodes, which allows us to offer broadband service to a large number of clients who did not previously have this service.

Network and Facilities

We provide industrial exploration of dedicated lines or (Exploração Industrial de Linha Dedicada), EILD, pursuant to our concession agreement and our authorization agreements. The EILD consists of the rental of dedicated circuits and clear channel protocols for the provision of services to third parties.

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

Our network consists of an access layer that connects our clients through our copper or optical networks, which are connected to voice and data centers. These centers are interconnected locally or remotely through transmission equipment connected predominantly with fiber optics and occasionally through a microwave network, which together form a network layer that enables connectivity between the various central aggregate service platforms as well as interconnection with other carriers. Our network strategy is based on the expansion of the fiber optic access network to allow greater coverage and broadband services for our customers, as well as to develop an integrated multiservice network and multimedia applications. As a telecommunication service provider, we do not manufacture equipment for the construction of our networks and facilities. We buy the equipment from qualified suppliers in Brazil and abroad and through such equipment we implement our networks and facilities through which we supply our services.

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

At the end of 2017, we had 439 local and long-distance interconnection agreements and 124 agreements for provision of local traffic and long-distance.

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

Digital Services (including Value Added Services)

In 2017, we accelerated the process of becoming a digital telecommunications company, launching relevant services, with high perceived value, in areas such as entertainment, education, advertising, e-health, security, financial services, insurance and machine-to-machine operations. In entertainment, for example, Vivo became the NBA official carrier in Brazil. Because of this exclusive partnership, Vivo customers can access exclusive content of the most important basketball league in the world. In addition, Vivo also offers NBA League Pass, a premium service with all NBA games, including regular season, playoffs and finals, for a special price. We have also a partnered with Editora Abril, the leading magazine publisher in Brazil, to become the exclusive distributor in the telecommunication segment of GoRead app, Brazil's largest digital magazine platform, with more than 190 titles available to the service subscribers.

In our education services, we launched the Vivo Educa app, a platform of courses in the following categories: preparatory courses, career development, school support, personal finance, cooking and gastronomy, children and technology. Courses can be accessed through video lessons, online books with complete content and exercises, and live sessions.

In our security services, we launched the Vivo Protege app, a solution that guarantees the security of information on mobile phones, tablets and notebooks, bringing together five complementary services – storage and synchronization of files with security and privacy in the cloud, antivirus and antitheft, parental control, Wi-Fi browsing protection and a 24x7 online technical support.

In our e-health services, we launched the Vivo Meditação app, a new digital service that helps customers to develop concentration and mindfulness. It is the best-in-class app in Portuguese, with more than 1,000 guided meditation exercises, including exercises designed for kids.

In our advertising services, Vivo Ads has become one of the main mobile media platforms in Brazil, offering solutions for video campaigns, email lists and lead generations, app installations and other media-related content. Of the ten largest advertisers in Brazil, eight already use our platform in a recurring way in their marketing strategies. Vivo Ads was also one of the three finalists of the Caboré Prize, the main prize of the advertising market of Brazil, in the category Communication Vehicle - Media Platform.

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

Sale of Devices and Accessories

In addition, we sell handsets and accessories at our physical stores, to customers who purchase our digital services. We sell WCDMA and LTE devices such as smartphones, broadband USB modems and devices that are certified to be compatible with our network and service. We have special offers on smartphones, USB modems and other data devices for customers of bundled packages. Our current device suppliers are Motorola, LG, Samsung, Alcatel, Apple, D-Link, ZTE, Flex (WNC) and our accessories suppliers are Harman (JBL), Alfacomex (SanDisk and Geonav), Comesp (SanDisk) and Easy Mobile.

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

•         Mandatory Alternative Service Plan (Plano Alternativo de Serviços de Oferta Obrigatória – PASOO): for clients that make mostly long-duration calls (above three minutes), during regular hours and/or that use the line for dial-up service to the internet; and

•         Special Class Individual Access (Acesso Individual Classe Especial – AICE): a plan created specifically for families enrolled in social programs from the Brazilian government.

The following table outlines the basic billing requirements and gross rates for the Local Basic Plan and the Mandatory Alternative Plan as of the date of this annual report:

Characteristics of Plan	Local Basic Plan	Mandatory Alternative Service Plan
Monthly Basic Assignment
Allowance (minutes included in the residential assignment)	200 minutes	400 minutes
Commercial Assignment Allowance (minutes included in the commercial assignment)	150 minutes	360 minutes
Local Call Charges
Regular Hours
Completing the call (minutes deducted from the allotment)	–	4 minutes
Completing the call after the terms of the allotment Sector 31	–	R$0.17750
Local Minutes–charges in excess use of the allotment Sector 31	R$ 0.11425	R$0.04436
Minimum time billing	30 seconds	–
Reduced Hours
Charge per answered call (minutes deducted from allotment)	2 minutes	4 minutes
Charge per answered call after the allotted duration Sector 31	R$0.22260	R$0.22260

As of the date of this annual report, the subscription to the AICE plan costs R$7.81 and allows for 90 minutes of local fixed-line calls per month. Any additional fixed or mobile calls may be made only if the customer purchases prepaid credits. The prices of mobile and long-distance calls are determined pursuant to a standard plan.

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

Long-Distance Rates

Rates for domestic long-distance calls are computed on the basis of the time of day, day of the week, duration and distance of the call, and also may vary depending on whether special services, including operator assistance, are used. We have several options of domestic long-distance calling plans for consumers using our carrier dial code (15).  Customers of any local and long-distance operator may use Code 15 when dialing long-distance and will benefit from our rates. To readjust the long-distance local rates, ANATEL applies an annual price index correction that reflects inflation.

We also offer international long-distance rates, which are also available to all users using Code 15. International long-distance call charges are computed on the basis of the time of day, day of the week, duration and destination of the call, and also may vary depending on whether special services are used or not, including operator assistance. Our rates for international services are not subject to regulation and are not required to follow the annual rate adjustment described above for other services. We are free to negotiate our fees for international calls based on the international telecommunications market, to which our main competitor is Embratel.

With respect to long-distance calls, we have developed alternative rate plans for residential and corporate customers.

Mobile Services Rates

With respect to our Local Basic Plan, as described above, and certain roaming charges incurred in connection with alternative service plans, our authorizations provide for a mechanism to set and adjust rates on an annual basis. The maximum rate is calculated as the current rate plus the rate of inflation. The maximum rate is revised annually and the rate of inflation is measured by the IGP-DI index. The maximum rate is applicable to all service plans, but mobile operators are able to freely set the maximum rates for alternative service plans (other than with respect to certain roaming charges).

The initial price cap agreed by ANATEL and us in our authorizations was based on the previously existing or bidding prices, and has been adjusted annually on the basis of a formula contained in our authorizations. As of the date of this report, the most recent adjustment was approved in February 2017 and established the tariffs of R$0.20981 for regular hours and R$0.14686 for reduced hours.

Other telecommunications companies that interconnect with and use our network must pay certain fees, primarily an interconnection fee. The interconnection fee is a flat fee charged per minute of use that directly affects the mobile services rates. Since 2005, ANATEL has allowed free negotiations for mobile interconnection fees (MTR).

In December 2013, ANATEL established the reference values for MTR for 2014 and 2015, and in July 2014, for the years 2016, 2017, 2018 and 2019. The table below shows the ranges for these reference values:

Year	Reduction in %	MTR in reais
2014	25	0.22164 – 0.25126
2015	33	0.14776 – 0.16751
2016	37	0.09317 – 0.11218
2017	47	0.04928 – 0.06816
2018	47	0.02606 – 0.04141
2019	50	0.01379 – 0.02517

Interconnection Fees

We are paid interconnection fees by any fixed-line or mobile service provider that either originates or terminates a call within our network. We also pay interconnection fees to other service providers when we use their network to place or receive a call. The interconnection agreements are freely negotiated among the service providers, subject to a price cap and to compliance with the regulations established by ANATEL, which include not only the interconnection basic costs including commercial, technical and legal aspects, but also the traffic capacity and interconnection infrastructure that must be made available to requesting parties. If a service provider offers to any party an interconnection fee below the price cap, it must offer the same fee to any other requesting party on a non-discriminatory basis. If the parties cannot reach an agreement on the terms of interconnection, including the interconnection fee, ANATEL can establish the terms of the interconnection. For additional information about interconnection fees, see “—Regulation of the Brazilian Telecommunications Industry—Obligations of Telecommunications Companies—Interconnection.”

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

In the year ended December 31, 2017, the monthly average of partial suspensions, for mobile and fixed services, was 4.3 million lines and the monthly average of total suspensions was 673,780 lines. For Pay TV services, the monthly average of partial and total suspension was 171,575 terminals and 21,650 terminals, respectively. Provisions for doubtful accounts in the year ended December 31, 2017 were 2.2% of the total gross revenue.

Our Markets of Operation

Our concession agreement allows us to operate in the state of São Paulo, except for a small region that is still subject to an earlier concession.  In addition, we offer fixed telephone, data and Pay TV services throughout Brazil pursuant to licenses and authorization. We also operate mobile voice and broadband services throughout Brazil, under the mobile service (SMP) authorization. The following table sets forth population, gross domestic product (GDP), and per capita GDP statistics for each state in our service regions at the dates and for the years indicated:

	Last Available IBGE Data from 2015 (1)
Area	Pop.(million)	Percent of Brazil’s pop.	GDP (R$ million)	Percent of Brazil’s GDP	Per capita GDP (reais)(2)
São Paulo State	44.4	21.7%	1,939,890	32.4%	43,695
Rio de Janeiro State	16.6	8.1%	659,137	11.0%	39,827
Minas Gerais State	20.9	10.2%	519,326	8.7%	24,885
Rio Grande do Sul State	11.2	5.5%	381,985	6.4%	33,960
Paraná State	11.2	5.5%	376,960	6.3%	33,769
Santa Catarina State	6.8	3.3%	249,073	4.2%	36,525
Federal District	2.9	1.4%	215,613	3.6%	73,971
Bahia State	15.2	7.4%	245,025	4.1%	16,115
Goiás State	6.6	3.2%	173,632	2.9%	26,265
Pernambuco State	9.3	4.6%	156,955	2.6%	16,795
Espírito Santo State	3.9	1.9%	120,363	2.0%	30,627
Pará State	8.2	4.0%	130,883	2.2%	15,948
Ceará State	8.9	4.4%	130,621	2.2%	14,669
Mato Grosso State	3.3	1.6%	107,418	1.8%	32,895
Amazonas State	3.9	1.9%	86,561	1.4%	21,979
Maranhão State	6.9	3.4%	78,475	1.3%	11,366
Mato Grosso do Sul State	2.7	1.3%	83,082	1.4%	31,337
Rio Grande do Norte State	3.4	1.7%	57,250	1.0%	16,632
Paraíba State	4.0	1.9%	56,140	0.9%	14,133
Alagoas State	3.3	1.6%	46,364	0.8%	13,878
Rondônia State	1.8	0.9%	36,563	0.6%	20,678
Sergipe State	2.2	1.1%	38,555	0.6%	17,189
Piauí State	3.2	1.6%	39,148	0.7%	12,218
Tocantins State	1.5	0.7%	28,930	0.5%	19,094
Amapá State	0.8	0.4%	13,861	0.2%	18,080
Acre State	0.8	0.4%	13,622	0.2%	16,953
Roraima State	0.5	0.2%	10,354	0.2%	20,477
Total	204.5	100.0%	5,995,787	100.0%	29,322

(1)   According to IBGE data (2015) – subject to revision.

(2)   Average per capita GDP for Brazil, weighted by percentage of population represented by each state.

Seasonality

Our business and results of operations are not materially affected by seasonal fluctuations in the consumption of our services.

Marketing and Sales

Our commercial distribution network (marketed under the Vivo brand), as of December 31, 2017, consisted of 295 own sales outlets throughout Brazil. In addition, we also have approximately 12,000 sales outlets run by authorized dealers (including exclusive dealers and retail channels), maintaining a solid capillarity strategy that contributed to our leadership position in Brazilian telecommunications market.

In 2017, we had approximately 600,000 points of sale where prepaid mobile service customers could purchase credits. Prepaid phones can be credited remotely or by purchasing cards containing credits. Credits may also be purchased through credit and debit cards, call centers, Vivo PDV (M2M using a cell phone for transferring the credit), personal recharge (using the phone itself to recharge credits), as well as certain certified internet websites.

We bring our solutions to our clients through the following physical sales channels:

•         Vivo stores: located in strategic points, our own stores provide a complete portfolio of products and services through a highly trained team, built to guarantee the best sales experience for the customer. Following the massive and increasingly digital transformation in the global community and environments, we have been adapting the way to offer our services in Vivo stores to customers. These changes include self-service terminals to offer after-sales services, as well as the convenience of scheduled appointments via the internet, delivery of SMS passwords and online queue tracking, all to minimize time spent waiting in lines. In addition, to improve customer experience, we launched the new iconic store at Barra Shopping Rio de Janeiro that transforms the traditional POS (Point of Sale) into a PDX (Point of Experience).

•         Exclusive dealers: this channel is composed of select companies that have been certified to provide our full product portfolio.  These dealers comprise a wide distribution network throughout the country. Although the channel offers the entire product portfolio, its focus is on the postpaid product. We are also constantly updating and enhancing these stores to provide a better purchase experience to the customer, to ensure an experience that is consistent with our own stores.

•         Retail channel: our retail channel sells postpaid and prepaid products and recharge services that are marketed by our partners' own sales teams. This channel utilizes a sales incentive program that focuses on sales of our postpaid product Controle and is tied directly to the performance of our retail partners’ salesforce.

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

•         Door-to-door sales: aimed at approaching clients that our other channels cannot reach, we use niche physical channels, such as door-to-door sales of services by outsourced small companies and our own team of consultants. We focus mostly on voice products, as well as our postpaid Controle plans. In 2017, we began a transformation process through a new initiative targeting high-value customers in residential condominiums in order to achieve an increase in premium bundle accesses (fiber broadband and postpaid mobile services).

•         Telesales: a channel with no geographical limitations, our telesales channel can reach existing and potential customers across the whole country, offering our full product portfolio, from prepaid to postpaid products, as well as fixed voice, broadband and TV bundles. We are able to identify a wide range of prospective new clients through our active outbound telesales operations, as well as to direct all incoming inquiries through our inbound telesales operations. This solid structure consists of our own telesales team and a select group of outsourced companies specialized in this business.

We also offer our services through digital channels, which are transforming our commercial model, making transactions more efficient and promoting the integration of all points of sale. In 2017, end-to-end digital sales in our mobile segment grew 460% throughout the year, delivering a consistent experience to customers and reducing commissioning costs. Meanwhile, in the fixed segment annual gross sales increased 10% during this year. The continuous improvement in e-commerce user experience was the most remarkable achievement, which contributes to our client’s digital experience and promotes Vivo’s digital presence and brand awareness.

Vivo’s self-service care platform “Meu Vivo” had a remarkable year in 2017: downloads improved 50% higher than previous year, reaching 24 million downloads. Unique users in the app had an annual growth by 88%. These efforts were expanded to B2B segments: our self-service care platform “Meu Vivo Empresas” increased unique users by 46%, while e-commerce sales boosted 59% during 2017.

The Company’s virtual assistant, Vivi, reached a landmark in accesses: in October, Vivi reached for the first time 1 million accesses in one month since its launch in October 2016, proving the customers growing demand for self-assisted platforms.

In order to explore all the digital strategic initiatives mentioned above and Internet’s businesses potential, the Company made special offers and promotions during Black Friday/Black November in Brazil, which reinforces Vivo’s digital maturity. Handset sales went up to 32% during 2017 compared to the same period in 2016.

Customer Service

In 2017, we reaped the benefit of certain measures that were implemented at the end of 2016 and the results of revised call center service contracts, which emphasized quality of services through a competition model between suppliers. In addition to these operational measures, we invested in the digitization of the service, always keeping the focus on quality. The highlights are self-service actions, customized menus and a more humanized experience with the IVR.

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

Seeking to maintain our leadership position, we worked to expand digital channels and developed more self-service options, aiming to provide a unique and relevant multichannel experience for customers. Our customer care mobile app reached more than 40 million contacts in December 2017 and a growing number of unique users. We worked on the refinement of the assertiveness and scope of the Virtual Assistant Vivi, which today is already capable of answering more than 90% of the queries by means of artificial intelligence and interact with social medias like Tweeter and Facebook. We advanced in the humanization of our Customer Relationship Center’s electronic service, in a personalized way and with intelligent dialogue, streamlining the understanding of the request. In this process, we were able to provide answers to customers through the electronic service at levels of 72% in certain segments, shortening the path through a more convenient experience.

In 2017, we consolidated the new model of hiring of call center attendants with a repeated incentive to good performance, based entirely on quality goals, which led to an improvement of our operational indicators. We perceived a reduction in the contact rate in all segments, increased availability of agents, and increased the autonomy of representatives of the call centers to solve the customers’ requisitions in the first contact. All of these results, associated with the Customer Satisfaction Survey, demonstrate that we are on the right path, converting these interactions into a positive experience with the brand.

In 2018, Telefônica Brasil maintains the strategy of enriching content and increasing the functionalities available in each of the channels, seeking integration among them, so that a client can choose how to interact with us with a high-quality experience, regardless of which channel he or she selects. We will continue to accelerate the digitalization of the customer care, providing more agility, autonomy, standardization of experience in all channels and points of contact. The Company is totally focused in provide the best experience for the customer.

Technology

In order to offer a greater variety of integrated services, we have incorporated a series of new technologies in our voice and data networks.

We remain focused on the evolution and convergence of the mobile and fixed networks based on All-IP IMS technology, encouraging technological advancement and offering new services to our customers. The voice network is being prepared to initiate migrations of mobile subscribers 2G and 3G to Voice over LTE, or VoLTE, as well as fixed subscribers to VoIP. In addition to convergence and modernization, we will also invest in network virtualization promoting better use of network resources.

The voice network has been modernized with the use of new generation technology that improves redundancy, reliability and capacity. In addition, we have already started the implementation of VoLTE technology that will allow us to offer voice services over LTE access instead of CS (Circuit Switch) Fallback, or CSFB, which we currently use. As a result, we expect a faster call completion comparing with CSFB. We expect to improve the voice communication experience, offering voice service with HD quality that is native for VoLTE technology. We also have already started to implement Voice over FTTH technology that will allow us to offer voice services over FTTH access instead of voice over copper currently used. As a benefit, we expect to have cost savings for equipment, lines, manpower and maintenance. We also expect to offer new voice services, in order for that to be possible, a new Core infrastructure has already been installed in Vivo networks: the IMS Core, an ALL-IP framework that uses the IP protocol as the main protocol for the network.

We have equipped the network to support traffic bursts of enterprise inbound and outbound call center services, such as contact center and outbound dialing, by developing and implementing high-capacity and scalability core elements.  In 2018, in addition to convergence and modernization, we will also invest in network virtualization.

As more services migrate to IP, our IP backbone has become a strategic asset to support customer demands and increase revenues. The migration of sensitive and demanding services such as voice and television to IP has also increased the demand for higher quality broadband networks and is further augmented by growing products like cloud services and video on demand. At the same time, the expansion of fiber to customer homes and the launch of our 4G+ services (Carrier Aggregation) strongly increases bandwidth demands over the networks. As a result, three main drivers have surfaced as critical to our business: availability, performance and cost effectiveness.

To reach these goals, which may appear to conflict with each other, it is essential to optimize network resources and find synergy multipliers. The first step is to integrate Vivo’s and GVT’s IP Backbones, simplifying our network and avoiding redundant infrastructure. As we have done in the mobile and fixed integration, we have designed a robust architecture, using two distinct backbones to provide public and private services using multi-protocol networks infrastructures, to guarantee service reliability to our clients and the deployment has already begun in 2018.

Nonetheless, as more and more bandwidth is offered to customers, the need to bridge the gap between revenues and investment to cope with greater traffic becomes increasingly clear. Therefore, network simplification must evolve to a deeper level, unifying specialized routers, reducing network layers, bringing services and content nearer to customers and, ultimately, transforming the backbone into one multiservice network. The new design acknowledges service evolution, as voice, messages and circuits becomes data packets and reduces the need of growing capacity in multiple hops.

Those actions not only optimize investment in an aggressive traffic increase context but also lay the grounds to deliver the next step in data services quality. Even though bandwidth has been the main technical advantage for several years, latency will take over as the main broadband selling point. To reduce network latency means delivering more responsive services and obtaining higher customer satisfaction.

In order to achieve this result, from the IP point of view, service has to be decentralized and nearer the edge of the network, closer to customers. In 2016 and 2017, by greatly expanding the use of caching solutions throughout the network, we have made content locally available to our customers, not only reducing transport costs but also strongly improving user experience without increasing access investments. We believe that in the coming years, layer simplification could allow us to bring content even further to the edge, improving costs and quality at the same time.

We further optimized costs by sharing access networks with other Brazilian operators, in which IP backbones played a key role in connecting and transporting traffic among different operator’s networks, reducing the need for mobile sites expansion.

Finally, as the Internet address numbers in Brazil were exhausted in 2014 and our own resources are reaching critical levels, we have seen strong growth in the next version of the IP protocol, the IPv6. Vivo has completed IPv6 project in 2017 and received the Jim Bound Award from the IPv6 Forum for surpassing 10% of its Internet Traffic in IPv6. In fact, 40% of the traffic is already running in the new protocol version and we are part of the top 15 companies in the world in IPv6 traffic volume, according to the specialized measurement site World IPv6 Launch (http://www.worldipv6launch.org). Not only this is important to guarantee full connectivity to our clients but also to support sales and keep expanding our customer base.

In projects related to Local Area Network (LAN), we provide local connectivity to all platforms and servers that provide telecommunications service, fixed or mobile. The Local Area Network works as access for all services to the data network by connecting them to the IP Backbone.

Since 2014, we have adopted the strategy of evolving Ethernet Standard on all sites to a Fabric structure, using the concepts of Top Of Rack - TOR and End Of Row - EOR according to port density. It is a more robust technology, more resistant to failures and cheaper, since the network equipment is decentralized, generating in this way an economy in structured cabling and consequently reduction of cooling, energy consumption and physical space. In 2017, we implemented this concept in 23 sites.

In 2016, we implemented the Cache solution to reduce bandwidth consumption on the IP backbone by locally storing content from partners such as Google, Netflix, Akamai, and Facebook. With this, we can optimize network resources, improve service quality and user experience. In 2017, the Cache framework was expanded in six more sites.

Since 2014, we saw a variety of targets and natures of attacks with regards to cyber security, with special attention to the mobile terminal, where we already offer a comprehensive suite of applications for mobile security. On the network side, besides tightening our perimeter security, we have been focused on automation. Periodic tasks such as analyzing attacks notifications, auditing firewalls rules and evaluating security elements performance have been the main areas subject to automation, allowing security professionals to focus on problems that are more complex. In 2017, we increased the traffic capacity to be detected and mitigated by the protection tools against attacks coming from inside and outside our network.

We offer the IPTV service through the FTTH network using the Open Platform, created to revolutionize the way that Telefonica delivers the IPTV service. This platform consists of Pay TV with video broadcasting offered through the IP protocol. It consists of several global partners, developing modules in partnership with Telefonica and connecting into the exiting Global Video Platform. Our local team customized the middleware for Set-Top-Box, creating one standard version which brings better time-to-market for new developments and product releases, as well as future convergence between IPTV and DTH platforms. Several components were integrated to create a whole new ecosystem for IPTV, such as the inclusion of Instant Channel Change (ICC), Retransmission and Applications providing a better user experience. Additional services, such as pay-per-view and VoD, are also available.

For the year of 2018, we will continue to expand all the services to other cities within Brazil as the FTTH network expands. Also other companies from Telefonica based in Latin America will have the opportunity to receive the developments made in Brazil to deliver the same service and features to their clients. Besides the expansion to other cities, new features will be incremented on the client for a better experience, such as Time Shift, Catch Up, PiP, 4K content and new Apps.

We also offer digital television service via satellite (DTH) to the subscribers that receive broadcast/PPV content through a Ku band antenna and standard Set Top Box (with Smart Card), also available with a Personal Video Record (PVR) service with 4K technology. The customer has additional services through IP protocol when connecting the Set-top-box into broadband service, offering VoD and interactive applications. After four years, we expect to use one satellite and one Middleware solution consolidating in a single platform.

Our development plan contemplates the use of the most advanced technology available, focusing on integration with the internet and an increase in the number of multimedia transmission services, with an emphasis on DSL, FTTH (GPON), NGN, DWDM, ROADM and relays technologies of TV over IP protocol (IPTV), satellite (DTH), and the continuous evolution of TV services.

We currently offer HSPA+ technology, commercially known as 3G Plus, across 100% of our WCDMA coverage, allowing customers that have compatible terminals to achieve up to three times more than traditional 3G rate. Since 2013, we offer the LTE system in spectrum (2600 MHz). At the end of 2017, 2,600 Brazilian cities had 4G availability.

Since 2015, we started to develop the network sharing in 4G with OI and TIM. At the end of 2017, 128 Brazilian cities had radio base stations shared, and in 292 cities we provided new 4G coverage with RAN Sharing using infrastructure from TIM or OI. In 2017, we also started to develop network sharing in 3G with Claro, and at the end of 2017, 158 Brazilian cities had radio base stations shared, and in 141 cities we provided new 3G coverage with RAN Sharing using infrastructure from Claro. The strategy of Radio Access Network Shared allow us to fulfill part of the ANATEL’s requirements due the LTE spectrum acquisition.

Since 2016, we started to offer new frequencies to LTE (700MHz and 1800MHz) activating 4G+ services as well, with goal to improve the coverage, capacity and customer experience (4G+ permit to reach up to double of 4G throughput). At the end of 2017, we had 2,078 sites with LTE 700MHz and 4,189 sites with LTE 1800MHz.

Fraud Detection and Prevention

During 2017, we continued our work in combating the two main types of fraud, as follows:

•         Subscription fraud: is a type of fraud that occurs when the issuance of one or more accesses are granted without the consent of the real “holder” of identification documents with the main objective of evading payment. We had a decrease of 69% in subscription fraud-related losses, from R$37.9 million in 2016 to R$11.7 million in 2017. The main cause of this decrease was the review of certain detection processes and improvement of the controls used in monitoring fraud events during the year allowed us to capture more fraudulent cases relatively to the expansion of our network.

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

Network Sharing Agreement

In 2014, Telefônica Brasil announced that a network sharing agreement with Nextel was signed to provide mobile services coverage (voice, data and SMS) through our 2G and 3G network to 67 area codes. The contract is a five-year term, with a minimum payment of R$1.0 billion for the whole period as follows: (i) R$44.3 million in the first year; (ii) R$132.1 million in the second year; (iii) R$237.1 million in the third year; (iv) R$263.0 million in the fourth year and (v) R$361.5 million in the fifth year. Terms and payments are subject to the fulfillment of the contractual obligations assumed by the parties.

ANATEL approved the agreement and the execution of the operation in March 2014. The network sharing has been fully operational since July 31, 2014, when the Parties executed the Notice of Network Full Availability.

In 2016, both parties decided to extend the agreement throughout the national territory. The extension was approved by CADE in July 2016 and by ANATEL in August 2016. ANATEL’s approval was conditioned to the effective commercialization of SMP service in the locations subject to Nextel obligations. The agreement will be revised by the regulator in two years and could be terminated depending on the parties’ compliance with related obligations. Nextel has appealed on the conditions mentioned above, which are currently under review.

In March 2015, Claro and Telefônica entered into a RAN Sharing agreement in order to provide telecommunication coverage in rural areas in Brazil, which was approved by CADE and ANATEL.

In December 2015, Telefônica, Oi and TIM entered into a RAN Sharing agreement in order to provide mobile services coverage (voice, data and SMS) through the 4G network and comply with coverage commitments assumed by the operators. The agreement was approved by CADE and ANATEL.

In August 2016, ANATEL approved the agreement between Telefônica and TIM to share electronic equipment and mobile sites for the fulfilment of the obligations in order to provide telecommunication coverage in rural areas.

The approval of the aforementioned agreements, however, does not exempt the providers from fulfilling their obligations, nor from the coverage of the entire area. In the case such agreements are terminated before the expected deadline, each provider must meet its coverage commitments with its own network, under the penalty of extinction of the use of radio frequencies’ authorizations.

Competition

Competition in the fixed and mobile markets continued to be intense in 2017.Faced with the high demand for connectivity, Brazilian telecoms have focused on modernization and innovation as levers to remain competitive in the market. The leading companies have been directing efforts and investments towards the digital transformation of business operations, aiming to improve the balance between customer growth and loyalty, revenue growth and margins.

The Brazilian consumer market is increasingly knowledgeable and demanding, expecting not only the best service delivery, as well the best cost-benefit. Therefore, operators have prioritized the expansion and digitalization of company-customer interactions.

In the mobile market, we continued to lead in market share, with a 31.7% share according to information from ANATEL as of December 2017. This year, the competition remained aggressive in 4G network coverage and subscribers growth.

We lead the mobile market in 13 states: Acre, Amazonas, Amapá, Bahia, Espírito Santo, Minas Gerais, Mato Grosso, Mato Grosso do Sul, Pará, Roraima, Rio Grande do Sul, Sergipe and São Paulo. TIM, a Brazilian telephone company and subsidiary of Telecom Italia lead the mobile market in six states: Alagoas, Ceará, Pernambuco, Paraná, Rio Grande do Norte and Santa Catarina. Oi leads mobile services in two states: Maranhão and Paraíba. Claro Brasil or Claro is a mobile operator controlled by the Mexican company America Móvil Group, and leads mobile service in six states: Distrito Federal, Goiás, Piauí, Rio de Janeiro, Rondônia and Tocantins (according to ANATEL, as of December 2017).

On the fixed front, the wireline and pay TV services reported net disconnections, according to Anatel. In broadband, market continued to expand mainly in ultra-broadband and fiber accesses. Our main competitors in fixed telecommunications services are Claro Brasil (which includes NET, Claro and Embratel) and Oi, which is stronger in the fixed services outside the State of São Paulo. TIM (subsidiary of Telecom Italia) has been offering its fixed broadband network ‘TIM Live’ in five cities. SKY, currently controlled by AT&T (expected sale to the Time Warner group), has pay TV and broadband services (LTE TDD 4G). In addition, we have competition from many regional service providers throughout the country.

Regulation of the Brazilian Telecommunications Industry

Our business, including the services we provide and the rates we charge, is materially affected by comprehensive regulation under the General Telecommunications Law and various administrative rules thereunder. We operate under a concession agreement that authorizes us to provide specified services and subjects us to certain obligations, according to the General Universal Service Targets Plan (Plano Geral de Metas de Universalização – PGMU), and the General Quality Targets Plan (Plano Geral de Metas de Qualidade – PGMQ).

ANATEL is the regulatory agency established by the General Telecommunications Law, and is administratively and financially independent from the Brazilian government. Any proposed regulation by ANATEL is subject to a period of public comment and, occasionally, public hearings, and its decisions may be challenged in Brazilian courts.

Concessions and Authorizations

In accordance with the General Telecommunications Law, concessions are licenses to provide telecommunications services granted under the public regime, while authorizations are licenses to provide telecommunications services granted under the private regime.

Companies that provide services under the public regime, known as the concessionaires, are subject to certain obligations as to quality of service, continuity of service, universality of service, network expansion and modernization.

A concession may only be granted pursuant to a public bidding process. As a result, regulatory provisions are included in the relevant concession agreements and the concessionaire is subject to public service principles of continuity, changeability and equal treatment of customers. In addition, ANATEL is authorized to direct and control the provision of services, to apply penalties and to declare the expiration of the concession and the return of the reversible assets from the concessionaire to the government authority upon termination of the concession. Another distinctive feature of public concessions is the right of the concessionaire to maintain economic and financial standards, which are calculated based on the rules set forth in our concession agreement and was designed based on a price cap model. The concession is granted for a fixed period of time and is generally renewable only once.

The companies that operate concessions under the public regime are Telefônica Brasil, Oi, Algar, Sercomtel and Claro (Claro for domestic and international long distance service). These companies provide fixed-line telecommunications services in Brazil that include local, intraregional, interregional and international long-distance services. All other telecommunications service providers, including the other companies authorized to provide fixed-line services in our concession region, operate pursuant to authorizations under the private regime.

Companies that provide services under the private regime, known as authorized companies, are not subject to the same requirements regarding continuity or universality of service; however, they may be subject to certain network expansion and quality of service requirements that are obligations set forth in their authorizations. Authorizations are granted for an indeterminate period of time. Under an authorization, the government does not guarantee to the authorized company an economic-financial equilibrium, as is the case under concessions.

An authorization is a license granted by ANATEL under the private regime, which may or may not be granted pursuant to a public bidding process, to the extent that the authorized company complies with the objective and subjective conditions deemed necessary for the rendering of the relevant type of telecommunication service in the private regime.

The General Telecommunications Law delegates to ANATEL the power to authorize private regime companies to provide local and intraregional long-distance services in each of the three fixed-line regions and to provide intraregional, interregional and international long-distance services throughout Brazil. ANATEL has already granted authorizations for companies to operate in Region III, our concession region. ANATEL has also granted other authorizations for companies to operate in other fixed-line regions and authorizations to provide intraregional, interregional and international long-distance services throughout Brazil competing with Claro, which operates under a long-distance fixed-line concession.

Concessionaires, including us, can also offer other telecommunications services in the private regime, which primarily include data transmission services, mobile services and Pay TV.

Obligations of Telecommunications Companies

Pursuant to the concessions and authorizations, we and other telecommunications service providers are subject to obligations concerning quality of service, network expansion and modernization. Telecommunication concessionaires are also subject to a set of special restrictions regarding the services they may offer, which are listed in the General Grants Plan (Plano Geral de Outorgas – PGO), and special obligations regarding network expansion and modernization contained in the PGMQ.

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

In December 2016, ANATEL held a public consultation relating to the new rules of the PGO containing an exclusive chapter aimed at verifying the migration of fixed telephony concessions for authorizations, in accordance with the new legal framework discussed in the Congress. The new regulation should be subject to extensive discussion in 2017 and its effects should only come after the approval of the new framework.

Any breach of telecommunications legislation or of any obligation set forth in concessions and authorizations may result in a fine of up to R$50 million.

Our main operations are regulated as follows:

•         Fixed line voice services (local and long distance) under concession agreement in the state of São Paulo and under authorization agreement in the rest of the Brazilian territory. The concession was granted in 1998 by the Brazilian Government and renewed in December 2005 for 20 more years. It authorizes us to provide fixed-line telecommunications services in the state of São Paulo, except for a small area (Sector 33) and to place and manage public telephones in our concession area. We also provide fixed-wireless services throughout our concession area, for which the authorization was granted in 2001 by the Brazilian Government for the whole Brazilian territory;

•         Mobile voice and broadband services, in all 26 states and the Federal District, under the personal mobile service (Serviço Móvel Pessoal), or SMP authorizations.

•         Multimedia communication services, such as audio, data, voice and other sounds, images, texts and other information throughout Brazil. We operate under a nationwide SCM authorization, valid for an indefinite term;

•         Pay TV service, throughout all regions of Brazil under the conditioned public service (Serviço de Acesso Condicionado), or SeAC authorization. We operate a SeAC authorization, which is valid for indefinite term; and

•         Wholesale services, such as interconnection, governed by the interconnection agreements discussed under “—Operating Agreements—Interconnection Agreements,” industrial dedicated line (Exploração Industrial de Linha Dedicada – EILD), which are regulated by ANATEL Resolution No. 590, dated May 15, 2012 and Mobile Virtual Network Operator, or MVNO agreements described under “—Operating Agreements—MVNO Agreements.”

We set forth below details of the concession, authorizations, licenses and regulations that regulate our operations.

Quality Regulations in Brazil

The quality of service on Fixed Broadband (SCM), Mobile Telephony (SMP), Fixed Telephony (STFC) and Pay TV (STVA) is monitored by ANATEL through the operational and network performance indicators for telecom operators. Each indicator has an associated target, which must be achieved by the service provider on a monthly basis in each geographic area that it operates.

The indicators, as well as their respective methods of collection, calculation and other quality requirements, are defined in specific regulations published by ANATEL. Fixed broadband, mobile telephony, fixed telephony and Pay TV indicators are established in the Quality Management Regulations, respectively, Resolutions 574/2011, 575/2011, 605/2012 and 411/2005.

For cases in which there are indications of performance or conduct other than those established in the regulations, Anatel establishes a noncompliance process called Procedure for Determination of Non-Compliance to Obligations (Procedimento de Apuração de Descumprimento de Obrigações – PADO) in detriment to the provider. When applicable, the sanctions may include warning, fine, temporary suspension, obligation demand, expiration or declaration of unworthiness.

With the objective of correcting deficiencies that may be found in the quality of service provision, ANATEL may adopt additional measures determining the execution of a plan of action for correcting conduct or improving the performance of providers, among other reasons.

On November 2017, the agency published a new public consultation on the Proposal for a new Regulation on the Quality of Telecommunications Services, which will be receiving contributions until March 2018.

Fixed Services

Our Concession Agreement

We are authorized to provide fixed line services to render local and domestic long-distance calls originating in Region III, which comprises the state of São Paulo, except for Sector 33, established in the PGO.

The current concession agreement that is valid through December 31, 2025 was reviewed in 2006 and 2011. According to Resolution Number 678/2017 a new revision must be made on December 31, 2020. Until then, the 2011 contract remains valid.

Other regulations have been adopted to revise certain aspects of our concession. On June 30, 2011, ANATEL determined the new basis of calculation of the biannual concession fees. Every two years, during the new 20-year period of our concession, we are required to pay a renewal fee, which amounts to 2% of the total revenue in the previous year, calculated based on the revenues and social contribution of fixed line basic and alternative plans. The most recent payment of this biennial fee was made on April 28, 2017, based on 2016 revenue. The next payment is therefore scheduled for 2019 based on 2018 revenue. See Note 1 to our Consolidated Financial Statements.

In addition, the Brazilian government published Decree No. 7,512 which proposed the General Plan for the Universalization of Fixed Telephone Services under the Public Regime (Plano Geral de Metas para a Universalização do Serviço Telefônico Fixo Comutado Prestado no Regime Publico – PGMU III).  It set forth new targets for public pay phones (Telefone de Uso Público) availability in rural and low-income areas and targets related to low-income fixed line services (Acesso Individual Classe Especial – AICE).

On June 27, 2014, ANATEL held a public consultation for the PGMU. Since there was no mutual agreement between ANATEL and the operators for the signature of the 2015 concession agreement contracts, the new version of the PGMU was also delayed. At the time of release of this report, the presidential decree concerning the expected PGMU revision related to 2015 (PGMU IV) has not been published.

According to our concession agreements, all assets owned by us which are indispensable to the provision of the services described in such agreements are considered “reversible assets”. As per ANATEL’s recent interpretation of the current regulation these assets will be automatically returned to ANATEL upon the expiration of the concession agreements, in accordance to the regulation in force at that time, and would not be available to creditors in the event of insolvency, bankruptcy or similar events. With discussions relating to a new regulatory framework under way, this rule could no longer exist in light of the possibility of transforming concessions into authorizations.

On April 8, 2008, we entered into an amendment to the concession agreement to substitute the obligation to install telecommunications service posts with an obligation to roll out broadband network infrastructure throughout the municipalities serviced by such concessionaires. This amendment could be extended with the approval of the counterparties of the new regulatory framework.

On October 23, 2012, ANATEL published Resolution No. 598 addressing the criteria and procedures for the execution and control of obligations related to the universalization of services. The resolution sets deadlines to meet access requests, sets targets for the expansion of the public telephone plant, establishes a list of agencies that can request access to their location, reviews the deadline for proposing service plans and establishes obligations disclosure.

Currently, the Brazilian Congress is discussing a new regulatory framework for telecommunications that is expected to affect our concession agreements. The new regulatory framework contains several changes to the existing regime, which primarily include, among other things, the immediate replacement of the current concession-based regime for an authorization-based regime, changes in the standards for the use of frequencies and Brazilian orbital position, as well as terms relating to the transfer of reversible assets to telecommunication companies in exchange for investments in the fixed broadband infrastructure by such companies.

For information about regulations affecting rates we are able to charge under our concession agreements, see

“—Rates, Taxes and Billing.”

Obligations and Restrictions on concessionaires to provide fixed line service under the public regime

We and the other concessionaires are subject to the General Universal Service Targets Plan (Plano Geral de Metas de Universalização – PGMU), which requires that concessionaires undertake certain network expansion activities with respect to fixed-line services. The timing for network expansion is revised by ANATEL from time to time.  If any given concessionaire does not fulfill its obligations under the PGMU, ANATEL may impose various monetary penalties and such concessionaire may lose its license if ANATEL determines that it will be unable to provide basic services under the Plan.

Concessionaires are also subject to certain restrictions on alliances, joint ventures, mergers and acquisitions, including:

•         a prohibition on holding more than 20% of the voting shares of the facto control in any other concessionaire, according to ANATEL Resolution No. 101; and

•         a prohibition on concessionaires to provide fixed-line telecommunications services through related companies.

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

Mobile Services

In October 2016, ANATEL approved new spectrum use regulations, which facilitates access to radio frequencies and generates efficiency in its use, due to the simplification of procedures and necessary documentation. The regulation also alters spectrum pricing (for non-bidding grants), rules for extending use authorization and new rules for frequency use on a secondary basis prior to primary use.

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

Our SMP authorizations include the right to provide mobile services for an unlimited period of time but restrict the right to use the spectrum according to the schedules listed in the radiofrequencies authorizations. The table below sets forth our current SMP authorizations, their locations, band and spectrums, date of issuance or renewal and date of expiration:

Authorization	800 MHz	900 MHz	1800 MHz	1900 MHz	2100 MHz
Rio de Janeiro	Band A November 2020	Extension 1 April 2023	Extensions 9&10 April 2023	—	Bands J, L April 2023
Espírito Santo	Band A November 2023	Extension 1 April 2023	Extensions 9&10 April 2023	—	Bands J, L April 2023
Amazonas, Roraima, Amapá, Pará and Maranhão	Band B November 2028	Extension 2 April 2023	Extensions 7, 9&10 April 2023	—	Band J April 2023
Minas Gerais (except for “Triângulo Mineiro” region)	Band A April 2023	Extension 2 April 2023	Extensions 11&14 April 2023	—	Bands J, L April 2023
Minas Gerais (“Triângulo Mineiro” region)	—	Band E April 2020	Band E April 2020	—	Bands J, L April 2023
Bahia	Band A June 2023	Extension 1 April 2023	Extensions 9&10 April 2023	—	Bands J, L April 2023
Sergipe	Band A December 2023	Extension 1 April 2023	Extensions 9&10 April 2023	—	Bands J, L April 2023
Alagoas, Ceará, Paraíba, Pernambuco, Piauí and Rio Grande do Norte	—	—	Band E April 2023 Extensions 9&10 April 2023	Band L December 2022	Band J April 2023
Paraná (except for Londrina and Tamarana) and Santa Catarina	Band B April 2028	Extension 1 April 2023	Band M April 2023	—	Bands J, L April 2023
Paraná - Londrina and Tamarana	Band B April 2028	—	Band M April 2023 Extension 10 April 2023	—	Band J April 2023
Rio Grande do Sul (except for Pelotas, Morro Redondo, Capão do Leão and Turuçu)	Band A December 2022	Extension 1 April 2023	Band M April 2023	—	Bands J, L April 2023
Rio Grande do Sul (Pelotas, Morro Redondo, Capão do Leão and Turuçu)	—	—	Bands D&M April 2023	Band L December 2022	Band J April 2023
Federal District	Band A July 2021	Extension 1 April 2023	Band M April 2023	—	Bands J, L April 2023
Goiás and Tocantins	Band A October 2023	Extension 1 April 2023	Band M April 2023	—	Bands J, L April 2023

Authorization	800 MHz	900 MHz	1800 MHz	1900 MHz	2100 MHz
Goiás (Buriti Alegre, Cachoeira Dourada, Inaciolândia, Itumbiara, Paranaiguara and São Simão)	—	—	Extensions 7 to 10 April 2023 Band M April 2023	Band L December 2022	Band J April 2023
Mato Grosso	Band A March 2024	Extension 1 April 2023	Band M April 2023	—	Bands J, L April 2023
Mato Grosso do Sul (except for Paranaíba)	Band A September 2024	Extension 1 April 2023	Band M April 2023	—	Bands J, L April 2023
Mato Grosso do Sul (Paranaíba)	—	—	Extensions 7, 9&10 April 2023 Band M April 2023	Band L December 2022	Band J April 2023
Rondônia	Band A July 2024	Extension 1 April 2023	Band M - April/23	—	Bands J, L April 2023
Acre	Band A July 2024	Extension 1 April 2023	Band M April 2023	—	Bands J, L April 2023
São Paulo	Band A August 2023	—	Extensions 9&10 April 2023	—	Bands J, L April 2023
São Paulo (Ribeirão Preto, Guatapará and Bonfim Paulista)	Band A January 2024	—	Extensions 5, 9&10 April 2023	—	Bands J, L April 2023
São Paulo (Altinópolis, Aramina, Batatais, Brodosqui, Buritizal, Cajuru, Cássia dos Coqueiros, Colômbia, Franca, Guaíra, Guará, Ipuã, Ituverava, Jardinópolis, Miguelópolis, Morro Agudo, Nuporanga, Orlândia, Ribeirão Corrente, Sales de Oliveira, Santa Cruz da Esperança, Santo Antônio da Alegria and São Joaquim da Barra)	—	—	Extensions 9&10 April 2023	Band L December 2022	Band J April 2023

In 2013, we changed the terms of our authorization regarding Band “L” (1.9 GHz) in certain locations, adapting their blocks of frequencies to 2.1 GHz and aligning them with the band “J” (3G) which provides a more efficient use of the spectrum. The alignment has not occurred in the following areas:  Northeast, with the exception of Bahia and Sergipe; Pelotas, Morro Redondo, Capão do Leão and Turuçu, in Rio Grande do Sul; Buriti Alegre, Cachoeira Dourada, Inaciolândia, Itumbiara, Paranaiguara and São Simão, in Goiás; Altinópolis, Aramina, Batatais, Brodosqui, Buritizal, Cajuru, Cássia dos Coqueiros, Colômbia, Franca, Guaíra, Guará, Ipuã, Ituverava, Jardinópolis, Miguelópolis, Morro Agudo, Nuporanga, Orlândia, Ribeirão Corrente, Sales de Oliveira, Santa Cruz da Esperança, Santo Antônio da Alegria and São Joaquim da Barra in São Paulo; and Paranaíba in Mato Grosso do Sul. This change is foreseen in the bidding document No 001/2007. We do not have band “L” in the states of Amazonas, Roraima, Amapá, Pará and Maranhão and in the cities of Londrina and Tamarana, Paraná.

In 2012, Telefonica acquired 40MHz on the 2.5GHz to 2.69GHz frequencies for the amount of R$ 1.05 billion. To complete the coverage requirements we had the obligation of implementing 4G coverage in 1,094 cities by December 31, 2017. However, we made 4G services available in over 2,600 municipalities by that date. To achieve these goals, Telefonica has deployed and continues to deploy 4G coverage in such municipalities and serves its customers through the use of its own network or by agreement of RAN-sharing approved by ANATEL. Verification of compliance with these targets will be controlled by the agency.

The remaining coverage commitments in cities with less than 30,000 inhabitants may be fulfilled with 3G or superior technology operating in any frequency band, respecting the following schedule:

•         by December 31, 2018: another 117 cities; and

•         by December 31, 2019: 156 more cities.

To complete the 450 MHz frequency requirements we had the obligation to meet voice and data demand in remote rural areas. As a commitment, we are required to provide infrastructure and service operating in any frequency band in rural areas in the states of Alagoas, Ceará, Minas Gerais, Paraíba, Pernambuco, Piauí, Rio Grande do Norte, Sergipe, and countryside of São Paulo, for a total of 2,556 municipalities. In these areas, we are also required to provide free broadband to schools located in rural areas.

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

Regarding the 700MHz spectrum, ANATEL has allocated the band for the provision of fixed, mobile and broadband services. On September 30, 2014 we acquired 20 MHz (10+10 MHz) with nationwide coverage, for R$1.92 billion, at the minimum price, plus R$904 million for the band cleaning (migration of broadcasters that currently occupy the band and interference management). According to the auction rules, the winning bidders is responsible for financing and managing the band cleaning process.

In January 2016, the Ministry of Communications (now Ministry of Science, Technology, Innovations and Communications) published a new schedule for the Analog TV Switch Off, postponing the usage of the 700 MHz frequency for telecommunications in some major Brazilian cities. According to the schedule and its further revisions, 11 cities had its Analog TV services turned off in 2016, including Rio Verde (GO) and Brasília (DF). In 2017 the switch off was completed in over 404 cities. In 2018 the analog switch off is expected to be completed in 1124 cities distributed in 24 states. The switch off for the remaining 4244 cities is set for 2023, though the activation of LTE in these cities does not require the switch off to be completed.

In December 2015, ANATEL auctioned the remaining spectrum lots in the 1800 MHz, 1900 MHz and 2500 MHz bands, from which Telefônica acquired seven lots of 2.5 GHz frequency band offering a total of R$ 185.4 million. These lots are associated to six different States, in the capital cities of the States of São Paulo, Rio de Janeiro, Porto Alegre, Florianópolis, and Palmas, and one countryside city of the State of Mato Grosso do Sul. Such frequencies are already being used for the provision of mobile broadband service on 4G.

Multimedia Communication Services (SCM)

Our multimedia services include broadband in several technologies, including fiber UBB services.

Obligation to provide fixed broadband access

We have assumed in the past the obligation to provide free Internet access to public schools in the area comprising in our concession area during the term of the concession agreement (until 2025). The number of schools for which we should provide broadband is determined by the school census provided by the National Education Ministry, which is published on a yearly basis or sometimes in longer intervals. Our obligation targets are adjusted according to the latest census released.

Pay TV services

Regulations for Pay TV Services– SeAC

We are authorized to provide Pay TV Services – SeAC. On September 12, 2011, the Brazilian Congress adopted Law 12,485/2011 as a result of Bill 116, which establishes a new legal framework for audiovisual communication with restricted access. This law opens the Pay TV market by enabling telecom operators to offer audiovisual content to subscribers through their networks, creating a new service called Pay TV Services (Serviço de Acesso Condicionado - SeAC). The absence of restrictions on foreign capital to be invested in Pay TV providers, as well as the elimination of restrictions for the provision of other telecommunications services through fixed line concession, allow us to provide Pay TV services, as well as other telecommunication services previously limited under the General Telecommunications Law.

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

Law No. 12,485/2011 also established an annual payment to Condecine (Contribuição para o Desenvolvimento da Indústria Cinematográfica) to be made by providers of telecommunication services and amended Law No. 5,070/1966 by revising the amount due as Inspection Fee (Taxa de Fiscalização de Funcionamento) for telecommunication stations from 45% to 33% of the Installation Fee (Taxa de Fiscalização de Instalação). The amount due to Condecine is approximately 12% of the Installation Fee for telecommunication services and must be paid by March 31 every year.

As a result of Law No. 12,485/2011, the National Cinema Agency (Agência Nacional do Cinema – ANCINE) issued one public consultation by the end of 2011 and one public consultation in 2012 to regulate the registration of economic agents. In 2013, we had our licenses adapted to the new regulation and was recognized as an economic agent by ANCINE. In 2014, ANCINE recognized Telefônica Brasil S.A. as a Pay TV content packer.

In March 2016, ANATEL published a Public Consultation to change the regulation for Pay TV access services (SeAC). The proposal brought new rules for the isonomic treatment of open channels, transfer of grants, for the transfer of control between pay-TV companies, and the obligation to load channel accessibility resources, among other aspects. The new regulation is still under discussion within ANATEL.

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

In 2007, ANATEL published a new version of Fixed Network Compensation Regulation that changed the rules to determine the interconnection fees. Local and long-distance rates that were set at all times became variable according to the rules of public service tariffs. A 20% increase was applied to tariffs of mobile service operators without significant market power in their regions.

On May 7, 2012, Resolution No. 588/12 was published determining the following:

•         A maximum of two minutes of interconnection should be paid for the use of the local network on reduced hours;

•         The reduction of interconnection fees from domestic and international long distance calls by 30% of the value of the local fixed service network interconnection fee (TU-RL) and the reduction of 25% and 20% by December 2012 of the value of the long distance network interconnection tariffs (TU-RIU);

•         The remuneration between networks will not occur until this traffic imbalance is greater than 75% compared to 25%; and

•         The partial Bill & Keep by December 31, 2013 and full Bill & Keep by December 31, 2014.

On July 1, 2014, ANATEL established gradual decreases in fixed service network interconnection fees (TU-RL), based on a cost model for the years 2016, 2017, 2018 and 2019, as described under “Item 3. Key Information—D. Risk Factors—Risks Relating to the Brazilian Telecommunications Industry and Us—Our results of operations may be negatively affected by the application of the Fixed Commuted Telephone Service (Serviço de Telefonia Fixa Comutada – STFC) rules relating to fixed telephone service and the Personal Mobile Service (Serviço Móvel Pessoal – SMP), rules relating to mobile services.”

In December 2016, ANATEL held a public consultation to discuss a new interconnection regulation (RGI). The new document aims to solve the large amount of disputes in the agreements for voice and data traffic among companies. ANATEL has proposed that in cases of default the cut in the provision of interconnection could be done without the regulator’s authorization. In addition, the new document aims to establish a list of prohibited practices in interconnection relationships and to make the interconnection technology neutral. The new rules should be published during 2018.

Mobile service

In November 2009, ANATEL unified the licenses of all mobile operators, resulting in the consolidation of interconnection fees, reducing the number of fees for the use of mobile network from 2 to 1.

On December 2, 2013, Act no. 7,272 was published, establishing the MTR reference values for providers determined to be a Significant Market Power (PMS), which became effective on February 24, 2014. On August 28, 2014, Act no. 7,310 replaced the reference values previously set out in Act no. 7,272.

On July 1, 2014, ANATEL established gradual decreases in mobile interconnection fees (MTR), based on a cost model for the years 2016, 2017, 2018 and 2019, as described in “Item 3. Key Information—D. Risk Factors—Risks Relating to the Brazilian Telecommunications Industry and Us—Our results of operations may be negatively affected by the application of the Fixed Commuted Telephone Service (Serviço de Telefonia Fixa Comutada – STFC) rules relating to fixed telephone service and the Personal Mobile Service (Serviço Móvel Pessoal – SMP) rules relating to mobile services.”

In addition, the General Competition Plan (“Plano Geral de Metas de Competição – PGMC) determined that the in the relationship among PMS and non-PMS providers in the mobile network, the interconnection fee should be paid only when the traffic out of a network in a given direction is greater than 80% of the total traffic exchanged until February 23, 2015; and 60% of the total traffic exchanged from February 24, 2015 to February 23, 2016. Since February 24, 2016, the MTR is owed to the mobile service provider when its network is used to originate or terminate calls (full billing).

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

•         From February 24, 2015 to February 23, 2016: 75% / 25%

•         From February 24, 2016 to February 23, 2017: 65% / 35%

•         From February 24, 2017 to February 23, 2018: 55% / 45%

•         From February 24, 2018 to February 23, 2019: 50% / 50%

•         From February 24, 2019 onwards: Full Billing.

Since this change, TIM and Claro have filled a lawsuit to suspend the modification of the rules concerning the tariff reduction on the fixed-mobile introduced by Resolution 649. This lawsuit remains under way.

TU-RL and TU-RIU

On May 18, 2014, the proposed standards were approved for setting maximum values of fixed interconnection fees and for the values of mobile interconnection, based on Cost Models. In addition, values for fixed and mobile interconnection were published through the acts: No. 6210 for TU-RL and TU-RIU and No. 6211 for MTR.

For fixed and mobile termination fees, ANATEL’s decision established values for 2018 based on a bottom-up cost model. For 2016 and 2017 intermediate values were adopted.

EILD

On May 18, 2014, ANATEL approved the proposed standard for setting maximum values of Industrial Dedicated Line (EILD), based on Cost Models. Values for EILD were published through Act No. 6212, which contains a single reference table which is valid from 2016 until 2020. In addition, the general competition plan requires companies with significant market power to present a public offer every six months informing standard commercial conditions, which is subject to approval by ANATEL.

Mobile Virtual Network Operator (MVNO)

In 2001, ANATEL approved rules for companies to be licensed as MVNOs. In 2016, ANATEL authorized MVNO companies to be affiliates of other certain network operators, and for that reason we have signed agreements with companies authorized to operate as an MVNO in Brazil.

Internet and Related Services in Brazil

In Brazil, Internet service providers, or ISPs, are deemed to be suppliers of value-added services and not telecommunications service providers. ANATEL requires SCM operators to act as carriers of third-party internet service providers.

Exemptions for telecommunications infrastructure

In connection with the national plan entitled “Plano Brasil Maior”, instituted to promote the Brazilian technology industry and foreign trade, the Brazilian Government established the special tax regime for the taxation of national broadband plans (Regime Especial de Tributação para o Plano Nacional de Banda Larga – RePNBL). This regime provides tax exemptions for telecommunications companies for broadband network expansions.

Another initiative set forth by “Plano Brasil Maior” and approved by the government on May 5, 2014, was the establishment of exemptions for machine-to-machine services. The initiative reductions on the two taxation rates that compose the Telecommunications Inspections Fund (FISTEL). The Installation Inspection Rate (TFI), which is charged for each enabled chipset, decreased from R$26.83 in 2013 to R$5.68 in 2014, whereas the Operations Inspection Rate (TFF), paid every year for each chipset held by a Brazilian operator, decreased from R$12.40 in 2013 to R$1.89 in 2014.

On January 14, 2015, the Ministry of Communications published a decree that reduces national technology requirement in the aforementioned RePNBL. Some requirements were reviewed in mobile and electrical networks in order to accelerate projects and attract more investments.

The deadline for submission of projects for the RePNBL program was June 30, 2015. A total of 1,167 projects were approved, amounting to investments in the order of R$15.1 billion and reaching 3,699 cities in all Brazilian states. We had 143 projects authorized, totaling an amount of approximately R$4.3 billion in investments.

Civil Rights Framework for the Internet

On April 23, 2014, at the opening of NetMundial, former President Dilma Rousseff approved the Civil Rights Framework for the Internet (“Marco Civil da Internet”), which was enacted as Law 12,965/2014. The act adopts strict Net Neutrality rules that guarantees equality of treatment for data traffic in the network and preserves the business model of Brazilian broadband offered in packages with different speeds. After three public consultations released by CGI.br (the Brazilian Internet Steering Committee), the Ministry of Justice and ANATEL, the Brazilian government published Decree 8,711/2016, which regulates the law. It establishes regulation for Net Neutrality and mechanisms to protect the data stored by service and application providers, as well as determining the circumstances in which data can be obtained by the public administration.

Personal Data Protection

In June 2016, the Brazilian House of Representatives put into consultation a draft of law regarding the Personal Data Protection. The original text of this law is based on the European Union’s Directives on Data Protection, and as such, imposes restrictive rules on the express consent to process personal data, international data transfer, processing of sensitive data, among others. The proposed legislation is still under discussion within the House of Representatives.

Resolutions Published

A series of new regulations, published by ANATEL as well as other regulatory bodies in Brazil, became effective in 2017. The most relevant among these regulations were:

•         Resolution No. 674: Approves the regulation on channels and conditions of use of radio frequencies in the bands of 148 MHz to 174MHz.

•         Resolution No. 676: Limits the use of radio frequency bands from 18.1 GHz to 18.6 GHz and from 27.9 GHz to 28.4 GHz to satellite networks from the Fixed-Satellite Service.

•         Resolution No. 678: Approves changes in the Concession Contracts for the provision of Fixed Commuted Telephone Service in the modes of local service, national and international long distance.

•         Resolution No. 679: Approves the Numbering Regulation for Telecommunications Networks, revokes the Numbering Regulation for the Identification of Personal Mobile Service (SMP) Accesses, Interfaces and Elements of Networks and provides change to the Regulation of the Personal Mobile Service (SMP).

•         Resolution No. 680: Approves the Regulation on Restricted Radiocommunication Equipment and amends the Regulation of the Telecommunications Services, the Quality Management Regulation of the Multimedia Communication Service, the Regulation of the Multimedia Communication Service and the Regulation of the Private Limited Service.

•         Resolution No. 681: Approves destination of bands of radio frequencies 430 MHz to 440 MHz and 9.300 MHz to 9.800 MHz to applications of radio localization in Private Limited Service (SLP).

•         Resolution N° 683: Approves the Regulation for the sharing of infrastructure for the support of telecommunications service provision.

•         Resolution N° 684: Approves the Norm for the methodology of calculation of the Transfer factor “X” applied to the readjustment of the rates for Fixed Commuted Telephone Service (STFC).

•         Resolution N° 686: Revokes Technical Standards and Regulations for the Certification of Telecommunications Products.

•         Resolution N° 687: Amends internal regulations of ANATEL for the review of provisions related to the rationalization of costs and procedures.

Public Consultations Published

In 2017, ANATEL, MCTIC and ANCINE announced a series of public consultations. The most relevant among these public consultations were:

•         ANATEL Public Consultation No. 1: Public Consultation on the proposed Regulatory Agenda 2017 – 2018.

•         ANATEL Public Consultation No. 2: Proposal for the General Grants Plan (Plano Geral de Outorgas – PGO) and for the single Authorization Term. This consultation also requests comments on topics related to changes to the telecommunications legal framework.

•         ANATEL Public Consultation No. 4: Makes it public for comment ANATEL’s intention to grant the Foreign Satellite Exploration Right for SKY-B1 associated with the Ku band frequencies of the Appendix 30B Plan in the orbital position 43.1 ° W to Directv Enterprises LLC.

•         ANATEL Public Consultation No. 7: Proposal for the new regulation on the Public Pricing of Radio Frequencies Usage Rights (RPPDUR) and changes on the regulation for public biddings of Concession, Permission and Authorization of Telecommunications Service.

•         ANATEL Public Consultation No. 17: Amends the Internal Regulations of ANATEL in order to rationalize costs and procedures.

•         ANATEL Public Consultation No. 19: Proposal for the allocation of radio frequency bands for the Global Mobile Satellite Service - SMGS.

•         ANATEL Public Consultation No. 22: Proposal for regulation on General Numbering (RGN), which aims to update and adapt the rules regarding the administration and usage of number resources to current needs of the telecommunications industry.

•         ANATEL Public Consultation No. 28: Revision of the manual for the application of the survey to measure satisfaction and perceived quality by users of telecommunications services.

•         ANATEL Public Consultation No. 29: Proposal of the new Regulation on the Quality of Services in Telecommunications - RQUAL.

•         ANATEL Public Consultation No. 32: Establishes the Committee of Small Telecommunications Services Providers within ANATEL and approves its internal regulations.

•         MCTIC Public Consultation on the Internet of Things (IoT): Request for comments in order to identify key aspects that might enable the development of a dynamic IoT ecosystem in Brazil and support the further development of a national policy program (National Plan for the Internet of Things). The consultation was complemented by a few small questionnaires throughout the year, called “bytes”.

•         MCTIC Public Consultation on the Brazilian Strategy for Digital Transformation (EBTD): Proposes a series of strategic actions within seven different policy areas in order to stimulate and accelerate digital transformation within the Brazilian society.

•         MCTIC Public Consultation on the Decree of Public Policies for Telecommunications: Proposes a revision of the regulatory framework for the telecommunications sector by substituting three prior decrees: Decree 4.733/2003, Decree 7.175/2010 (which created the National Broadband Plan) and Decree 8.766/2016 (Plano Brasil Inteligente).

•         ANCINE Public Consultation on the Regulatory Agenda 2017 - 2018: Sets out the priority and strategic topics for the biennium 2017 – 2018, proposing nine actions grouped into six major topic categories: cinematographic distribution, cinematographic exhibition, Pay TV, financing of the audiovisual sector, conflict mediation, and economic order.

•         ANCINE Public Consultation on the Channels of Mandatory Distribution: Regulation proposal for the accreditation of programmer entities of channels of mandatory distribution and advertising placement in these channels.

•         ANCINE Public Consultation on Copyright Management: Regulation revision on the management of rights of economic exploitation of audiovisual projects financed by public resources, and the classification criteria for works suitable to meet the obligations for Brazilian content broadcasting established by Law 12.485/11.

•         ANCINE Public Consultation on Video on Demand (VOD): Proposal for definition of scope and intended objectives in a possible VOD regulation, listing the possible obligations to economic agents (such as the promotion of national content) and a model of taxation.

Other Regulatory Matters

TAC

On October 27, 2016, ANATEL’s Board of Directors approved a Conduct Adjustment Term (TAC) for the Company, subject to the approval of the Court of Auditors of the Union (TCU). This TAC aims to settle certain fines currently imposed by ANATEL as long as the Company commits to invest in certain specific projects. Among these projects, the Company will need to make investments to improve the quality of services provided and provide fixed broadband access through FTTH to about 100 municipalities in and outside the State of São Paulo over a 4-year period.

In September 2017, after having held TAC under analysis for months, TCU unanimously decided that there were no obstacles preventing ANATEL from signing the agreement. TCU established, however, that prior to the celebration of the contract, the agency must comply with certain determinations and recommendations imposed by the court. The technical area of ANATEL worked on the necessary adjustments during the last months of 2017, and the expectation is that the new version will be submitted and approved by ANATEL’s Directing Council during 2018, after which TCU will make a new summary evaluation of the conditions, thus allowing the agreement to enter into force.

Fixed Broadband Cap

In April 2016, discussions on the adoption of the fixed broadband cap model gained prominence the in Brazilian media. Entities representing consumers and government agencies reacted to the strategy of some telecommunications companies, including Vivo, which foresaw the service limitation due to the depletion of the consumption cap.

In response to public disapproval, ANATEL published a preliminary order (“cautelar”) prohibiting the main telecommunication companies to implement speed limitation or suspension of the fixed broadband service due to full consumption of the cap, until further measures are put in place to provide the customer with information and tools to control consumption.

In November 2016, ANATEL published on its website a questionnaire about the fixed broadband cap model. The consultation was open to any citizen to respond. At the same time, this same questionnaire was sent to a list of 150 specialized entities, including universities, courts, consumer protection bodies, operators (including Telefonica) and former agency counselors. ANATEL is still analyzing the responses to this consultation.

Regulation for Reference Offers of Wholesale Products Approval

ANATEL launched, in December 2016, a Public Consultation for the Regulation that set price reference for the wholesale products. The proposal aims to determine that ANATEL’s Cost Model should be the only source of information for the validation of these prices. ANATEL is still analyzing the responses and the new regulation is forecasted to be published in 2018.

Productivity Factor

In September 2017, ANATEL approved the new methodology for calculating the Productivity Factor (X Factor) of fixed telephony service. The new regulation uses the cost model to segregate revenues and costs for services. In the new formula, although gains with retail broadband were ruled out, the methodology continues to consider the productivity gains of the fixed voice authorization. Telefonica is arguing that the calculation should focus only on the productivity of the fixed voice concession.

C.    Organizational Structure

On December 31, 2017, 94.31% of our voting shares were controlled by three major shareholders: SP Telecomunicações Participações Ltda. with 51.46%, Telefónica S.A. with 34.67% and Telefônica Latinoamérica Holding, S.L. with 8.18%. Telefônica Latinoamérica Holding, S.L., or Telefônica Latinoamérica, is the controlling shareholder of SP Telecomunicações S.A., or SP Telecomunicações. Telefónica Latinoamérica is a wholly owned subsidiary of Telefónica S.A.. Therefore, Telefónica S.A. was the beneficial owner of 94.47% of our voting shares, as Telefónica Chile S.A., holder of 0.16% of our voting shares, is also a wholly owned subsidiary of Telefónica S.A.. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

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

Roaming Agreements with Iranian Operators

Various subsidiaries of our controlling shareholder, Telefónica, have entered into roaming agreements with Iranian telecommunication companies. Pursuant to such roaming agreements these subsidiaries’ customers are able to roam in the particular Iranian network (outbound roaming) and customers of such Iranian operators are able to roam in the network of Telefónica’s relevant subsidiary (inbound roaming). For outbound roaming, these subsidiaries pay the relevant Iranian operator roaming fees for use of its network by our customers, and for inbound roaming the Iranian operator pays the relevant subsidiary roaming fees for use of our network by its customers.

We have a roaming agreement with MTN Irancell. During 2017, we recorded 43.87 euros in roaming revenues and 5,445.94 euros of expenses payable to Irancell under this agreement. In addition, as part of the Telefónica group, we adhere to the roaming agreements with Telefónica’s subsidiaries described below.

Telefónica’s subsidiaries were party to the following roaming agreements with Iranian telecommunication companies in 2017:

(1)     Telefónica Móviles España (“TME”), Telefónica’s Spanish directly wholly-owned subsidiary, has respective roaming agreements with (i) Mobile Telecommunication Company of Iran (“MTCI”), (ii) MTN Irancell (“Irancell”), (iii) Taliya (“Taliya”) and (iv) Telecommunications Kish Co. (“TKC”). During 2017, TME recorded the following revenues related to these roaming agreements: (i) 40,450.45 euros from MTCI, (ii) 13,086.49 euros from Irancell, (iii) no revenues from Taliya and (iv) no revenues from TKC.

TME also holds Roaming Hub through its 55% directly-owned subsidiary, Link2One, a.e.i.e. (“L2O”). Under the related agreement, L2O provides a roaming hub service to Irancell enabling the latter to maintain a relationship with other members of the hub. Some members of the hub are also entities of the Telefónica Group. During 2017 L2O recorded revenues of 48,283.42 euros from Irancell.

(2)     Telefónica Germany GmbH & Co. OHG (“TG”), Telefónica’s German 69.22% indirectly-owned subsidiary, has respective roaming agreements with (i) MTCI and (ii) Irancell. During 2017, TG recorded revenues of (i) 100,501.29 euros from MTCI and (ii) 997.08 euros from Irancell.

(3)     Telefónica UK Ltd (“TUK”), Telefónica’s English directly wholly-owned subsidiary, has respective roaming agreements with (i) MTCI and (ii) Irancell. During 2017 TUK recorded (i) no revenues from MTCI and (ii) 2,817.33 euros from Irancell.

(4)     Telefónica Argentina, S.A. and Telefónica Móviles Argentina, S.A. (together “TA”), Telefónica’s Argentinean directly and indirectly wholly-owned subsidiaries, have a roaming agreement with Irancell. During 2017 TA recorded 15.38 euros in roaming revenues under this agreement.

(5)     Pegaso Comunicaciones y Sistemas, S.A. de C.V. (“PCS”), Telefónica’s Mexican directly wholly-owned subsidiary, has a roaming agreement with Irancell. During 2017 PCS recorded 14.53 euros in roaming revenues under this agreement.

(6)     Telefónica del Perú, S.A.A. (“TdP”), Telefónica’s Peruvian 98.57% indirectly-owned subsidiary, has a roaming agreement with Irancell and during 2017 it paid 0.29 euros thereunder due to traffic. TdP recorded no revenues under this agreement during 2017.

(7)     Colombia Telecomunicaciones, S.A. ESP (“ColTel”), Telefónica’s Colombian 67.50% directly and indirectly-owned subsidiary, holds a roaming hub through L2O. L2O, in turn, provides a roaming hub service to Irancell enabling the latter to maintain a relationship with other members of the hub. During 2017 ColTel recorded 11.26 euros in roaming revenues under this roaming hub service.

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

International Carrier Agreement with Iran

Telefónica de España has an international carrier agreement with Telecommunication Company of Iran.

Pursuant to this agreement, both companies interconnect their networks to allow international exchange of telephone traffic. Telefónica de España recorded 7,992.64 euros in revenues under this agreement in 2017. The net profit recorded by Telefónica de España pursuant to this agreement did not exceed such revenues.

The purpose of this agreement is to allow exchange of international telephone traffic. Consequently, Telefónica intends to continue maintaining this agreement.

D.    Property, Plant and Equipment

On December 31, 2017, we had fixed and mobile operations in 2,905 properties, 1,470 of which we own, of which 127 are administrative buildings. Besides that, we have entered into standard leasing agreements to rent the remaining properties, under which 119 administrative areas, 10 kiosks and 292 retail stores are leased.

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

On December 31, 2017, the net book value of our property, plant and equipment amounted R$33.2 billion (R$31.9 billion on December 31, 2016), which included reversible assets in the amount of R$8.7 billion.

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

Additionally, we have systems in place for the proper disposal of batteries and oil, in our construction operations and to address other environmental issues that may arise in the operation and maintenance of our properties. In 51 cities (that cover more than 40% of our clients) we have a certified Environmental Management System that meets ISO14.001 requirements since 2016. We also maintain the control of radio frequency energy levels transmitted by our antennas, in accordance with current legislation.  The energy consumption of our network infrastructure is very high and as a result we have implemented energy efficient technologies in order to reduce consumption and meet greenhouse gas emission reduction targets. We have also invested in clean energy as the source of our energy consumption, reaching the amount of 25% currently consumed from this type of source with targets to reach 50% until 2020 and 100% until 2030.

Also, to comply with Brazilian Federal regulations, (National Waste Policy - Law 12,305/10), we were the first telecommunications company in Brazil to offer collection points at all of our stores for old mobile phones, accessories and batteries, where customers and other individuals can dispose of their used equipment ensuring proper disposal of these materials. At fixed line telecom business, we directly pick up equipment that is defective from customers or once the contract Ends. These materials underwent triage and can be refurbished to be used again with full technical capacity and layout conditions. Through an online portal on our website, customers can schedule pick-ups of equipment that they no longer use. These processes ensure that more than 98% of our electronic waste is recycled.

        Moreover, we must emphasize that we perform periodic environmental investigations to assess any possible liability with respect to contamination of soil and groundwater. Currently, we are executing remediation measures in the following units located at the Municipality of São Paulo: (i) Ibirapuera; (ii) Brooklin; (iii) Santo Amaro; (iv) Palmeira.

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

Brazilian Economic Environment

The Brazilian economy has experienced varying rates of growth this decade. According to IBGE (Instituto Brasileiro de Geografia e Estatística), the Brazilian GDP decreased by 3.5% in 2016, after the same decrease of 3.5% registered in 2015. According to market data, in 2017, the Brazilian GDP grew approximately 1%.

Consumer prices, as measured by the IPCA, increased 2.95% in 2017. Accordingly, growth in consumer prices stood below the lower limit of inflation target band established by the Central Bank of 4.5% +/- 1.5%. In 2015 and 2016, the increases in IPCA were 10.7% and 6.3%, respectively. Inflation, as measured by the Brazilian general price index (Índice Geral de Preços - Disponibilidade Interna), or the IGP-DI, calculated by the FGV, which includes wholesale, retail and home-building prices, increased 10.7% and 7.2% in 2015 and 2016, respectively. In 2017, the IGP-DI decreased 0.42%.

As inflation rate measured by IPCA fell by 3.35 percentage points during 2017 and stood below the target band, the Central Bank decreased the basic interest rate (Sistema Especial de Liquidação e de Custódia), or SELIC rate, to 7.00% by the end of 2017 and to 6.75% in February of 2018, from 13.75% as of the end of 2016.

Brazil closed 2017 with a trade balance surplus of US$67 billion, an improvement in relation to the surplus of US$47.7 billion at the end of 2016. Exports increased 17.6%, registering US$217.8 billion, while imports increased 9.6%, to US$150.7 billion. Foreign Direct Investments inflows into the country have decreased, reaching US$70.3 billion, compared to US$79 billion in 2016. Portfolio investments have registered negative net flows of US$0.8 billion in 2016, in comparison to negative flows of US$20 billion in 2016. As a result of this performance of external accounts, international reserves at the end of 2017 were US$382 billion, an increase of US$10 billion compared to December 31, 2016.

Despite the improvement in economic activity, inflation and external accounts, some areas of the economy remained unfavorable, as is the case of the primary fiscal deficit. The fiscal result this year was another deficit, of 1.7% of the GDP, compared to 2.5% in 2016’s result. The recurring deficit in public finances in the past years led to another loss of investment grade by S&P in 2018. However, risk premium indexes have lowered. The J.P. Morgan Emerging Markets Bond Index Plus (EMBI + Brazil), which tracks total returns for traded external debt instruments in emerging markets, reached 240 basis points by the end of 2017, down from 328 basis points at the end of 2016 and 532 basis points at the end of 2015. Factors such as the favorable external scenario and improvement of some of the macroeconomic fundamentals contributed to diminish the EMBI.

The Real depreciated against the U.S. dollar in 2017 by 1.5%. The exchange rate on December 29, 2017 was R$3.3080 per US$1.00, from R$3.2591 per US$1.00 on December 31, 2016.

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

Starting in 2006, telephone fees were indexed to the IST, which is a basket of Brazilian indexes that reflect the telecommunications sector’s operating costs. Such indexing reduced inconsistencies between revenue and costs in our industry and therefore reduced the adverse effects of inflation on our business. The IST for the twelve-month period ending December 2017 was 3.2% according to the most recent data published by ANATEL.

The table below shows the Brazilian general price inflation (according to the IGP-DI, IPCA and the IST) for the years ended December 31, 2013 through 2017:

	Inflation Rate (%) as Measured by IGP-DI(1)	Inflation Rate (%) as Measured by IPCA(2)	Inflation Rate (%) as Measured by IST(3)
December 31, 2013	5.5	5.9	5.0
December 31, 2014	3.8	6.4	5.9
December 31, 2015	10.7	10.7	11.1
December 31, 2016	7.2	6.3	6.0
December 31, 2017	(0.4)	2.9	3.2

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

Additional information on provisions for tax, labor, civil and regulatory proceedings is disclosed in Notes 3(p) and 18 to our consolidated financial statements.

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

The value of our net pension obligation on December 31, 2017, the key financial assumption used to measure the obligation as well as the sensitivity of our pension liability on December 31, 2017 and of the income statement charge in 2015, 2016 and 2017 to changes in these assumptions, is disclosed in Note 30 to our consolidated financial statements.

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

Additional information on fair value of financial instruments is disclosed in Notes 3(k) and (l) and 31 to our consolidated financial statements.

Taxes

There may be uncertainties regarding the interpretation of complex tax regulations and the amount and timing of future taxable income. We record provisions based on reasonable estimates for potential disagreement with tax authorities from the jurisdictions in which we operate. The value of these provisions is based on several factors such as experience from previous tax audits and different interpretations of tax regulations by the taxable entity and the competent tax authority in charge. Such differences of interpretation may arise in a wide variety of subjects, depending on the prevailing conditions in the domicile of the company. As a result, we may be required to pay more than our provisions or may not be able to recover the full amount of the related tax assets recognized.

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

•         Data Transmission and value added services

•         Wholesale: includes the sum of infrastructure rental revenues; and

•         Value Added Services: Vivo Música, Vivo Educa, Vivo Sync, Vivo PlayKids, Vivo NBA, Vivo Família Online, Vivo Meditação, among others; and

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

Results of Operations

The following table sets forth certain components of our net income for each year ended December 31, 2017, 2016 and 2015 as well as the percentage change of each component.

In 2017, we acquired 100% of shares of Terra Networks Brasil S.A. (“Terra Networks”). Results of Terra Networks S.A. are consolidated into our financial statements as from July 3, 2017. Notwithstanding, results from Terra are not material and therefore our results of operations for the year ended December 31, 2017 are comparable with our results of operations for the years ended December 31, 2016, 2015, 2014 and 2013. See Note 1 c.1) to our consolidated financial statements and “Item 4.A.—Historical Background—Acquisition of Terra Networks by TData” for further information.

In 2015, we acquired 100% of shares of GVT Participações S.A. (“GVT”). Results of GVT are consolidated into our financial statements as from May 1, 2015. See Note 1 c.3) to our consolidated financial statements and “Item 4.A.—Historical Background—Acquisition of GVT” for further information.  As mentioned in footnote 1.c2, as part of the corporate restructuring in 2016, GVT was merged into Telefônica Brasil S.A.

	Year ended December 31,			Percent change	Percent change
	2017	2016	2015	2017-2016	2016-2015
	(in millions of reais)
Net operating revenue	43,206.8	42,508.4	40,286.8	1.6%	5.5%
Cost of sales	(20,272.6)	(20,823.0)	(20,345.1)	(2.6%)	2.3%
Gross profit	22,934.2	21,685.4	19,941.7	5.8%	8.7%
Operating expenses:
Selling expenses	(13,136.4)	(12,455.4)	(12,005.5)	5.5%	3.7%
General and administrative expenses	(2,443.1)	(2,793.3)	(2,142.4)	(12.5%)	30.4%
Other net operating income (expenses), net	(722,5)	(68.7)	(554.2)	951.7	(87.6%)
Total operating income (expenses), net	(16,302.1)	(15,317.4)	(14,702.1)	6.2%	4.2%
Operating income	6,632.2	6,368.0	5,239.6	4.2%	21.5%
Financial income (expenses), net	(903.0)	(1,234.5)	(848.2)	(26.9%)	45.5%
Equity pickup	1.5	1.2	2.0	25.0%	(40.0%)
Income before taxes	5,730.7	5,134.7	4,393.4	11.6%	16.9%
Income and social contribution taxes	(1,121.9)	(1,049.5)	(973.2)	6.9%	7.8%
Net income for the year	4,608.8	4,085.2	3,420.2	12.8%	19.4%
Net income attributable to:
Controlling shareholding	4,608.8	4,085.2	3,420.2	12.8%	19.4%
Net income for the year	4,608.8	4,085.2	3,420.2	12.8%	19.4%

Results of Operations for the Year Ended December 31, 2017 Compared to the Year Ended December 31, 2016

Gross Operating Revenue

Our gross operating revenue increased by 1.9% to R$66,243.2 million in 2017 from R$65,006.7 million in 2016. The table and descriptions below set forth explanations for these variations:

	Year ended December 31,		Percent change
	2017	2016	2017-2016
	(in millions of reais)
Gross operating revenue (a)	66,243.2	65,006.7	1.9%
Deductions from gross operating revenue	(23,036.4)	(22,498.3)	2.4%
Net operating revenues	43,206.8	42,508.4	1.6%
(a)	Includes revenues from: telephone services; data transmission and value added services; interconnection fees charged; pay TV and other services.

Net Operating Revenue

Net Operating Revenue increased by 1.6% to R$43,206.8 million in 2017 from R$42,508.4 million in 2016, due to the increase of revenues from telecommunication services, as a result of strong increase in data transmission and value added services revenues from the successful upselling of mobile data bundles, strong migration to 4G and higher smartphone penetration within our customer base, and robust fixed broadband evolution, mainly due to strong growth in ultra-broadband revenues driven by higher adoption of FTTH and footprint expansion. These factors were partially offset by decreasing outgoing voice and interconnection revenues, resulting from decreases in mobile and fixed termination rates mandated by ANATEL, which became effective in February 2017, as described in “Item 4. Information On The Company—B. Business Overview—Regulation of the Brazilian Telecommunications Industry—Mobile Services—Interconnection Fees—Mobile service.”

Cost of Sales

Cost of sales decreased by R$550.4 million, or 2.6%, to R$20,272.6 million in 2017 from R$20,823.0 million in 2016. The table and descriptions below set forth explanations for these variations:

	Year ended December 31,		Percent change
	2017	2016	2017-2016
	(in millions of reais)
Cost of goods sold	(1,955.9)	(2,118.9)	(7.7%)
Depreciation and amortization	(5,963.1)	(5,821.6)	2.4%
Outside services and other	(5,650.1)	(5,794.9)	(2.5%)
Interconnection and network use	(1,441.0)	(1,924.1)	(25.1%)
Rental, insurance, condominium and connection means	(2.624.4)	(2,326.1)	12.8%
Personnel	(845.4)	(976.2)	(13.4%)
Taxes, charges and contributions	(1,792.7)	(1,861.2)	(3.7%)
Cost of sales	(20,272.6)	(20,823.0)	(2.6%)

Cost of Goods Sold: Cost of goods sold decreased by R$163.0 million, or 7.7%, to R$1,955.9 million in 2017 from R$2,118.9 million in 2016, primarily as a result of the decline in the overall number of handsets sold due to a value-driven, selective sales strategy adopted in 2017, which focused on selling handsets to higher-value customers.

Depreciation and Amortization: Costs related to depreciation and amortization increased by R$141.5 million, or 2.4%, to R$5,963.1 million in 2017 from R$5,821.6 million in 2016, as a result of the increase in fixed assets, reflecting the higher level of investments made by the Company in the expansion of 4G network and FTTH deployment.

Outside Services and Other: Costs related to outside services and other decreased by R$144.8 million, or 2.5%, to R$5,650.1 million in 2017 from R$5,794.9 million in 2016, as a result of lower costs for acquisition of mobile and TV content.

Interconnection and Network Use: Costs related to interconnection and network use decreased by R$483.1 million, or 25.1%, to R$1,441.0 million in 2017, from R$1,924.1 million in 2016, primarily as a result of the decreases in mobile and fixed termination rates mandated by ANATEL, which became effective in February 2017.

Rental, Insurance, Condominium and Connection Means: Costs related to rent, insurance, condominium and connection means increased by R$298.3 million, or 12.8%, to R$2.624.4 million in 2017, from R$2,326.1 million in 2016, as a result of higher rental and leasing expenses in connection with sites where we install our antennas, due to the expansion in 4G coverage and focus on service quality.

Personnel: Personnel expenses decreased by R$130.8 million, or 13.4%, to R$845.4 million in 2017 from R$976.2 million in 2016, driven by cost savings from corporate restructuring activities executed in the past years and cost-control measures implemented throughout the year.

Taxes, Charges and Contributions: Taxes, charges and contributions decreased by R$68.5 million, or 3.7%, to R$1,792.7 million in 2017, from R$1,861.2 million in 2016, due to lower regulatory taxes paid in the period.

Operating Expenses

Operating Expenses increased by R$984.6 million, or 6.4%, to R$16,302.0 million in 2017, from R$15,317.4 million in 2016. The table and descriptions below set forth explanations for these variations:

	Year ended December 31,		Percent change
	2017	2016	2017-2016
	(in millions of reais)
Selling expenses	(13,136.4)	(12,455.4)	5.5%
General and administrative expenses	(2,443.1)	(2,793.3)	(12.5%)
Other operating income (expenses), net	(722.5)	(68.7)	951.7%
Total	(16,302.0)	(15,317.4)	6.4%

Selling Expenses: Our selling expenses increased by R$681.0 million, or 5.5%, to R$13,136.4 million in 2017 from R$12,455.4 million in 2016, mainly due to higher expenses related to telesales and active call center, which are associated with ARPU growth and higher volumes of net additions in high-end customers (postpaid and ultra-broadband services).

General and Administrative Expenses: Our general and administrative expenses decreased by R$350.2 million, or 12.5%, to R$2,443.1 million in 2017, from R$2,793.3 million in 2016, due to lower personnel expenses in the period.

Other Operating Income (Expenses), Net: Other operating (expenses), net increased by R$653.8 million, or 951.7%, to R$722.5 million in 2017, from R$68.7 million in 2016. The increase is a result of the positive impact of the sale of 1,655 towers in the amount of R$513.5 million in 2016.

Financial Expenses, Net

For the year ended December 31, 2017, financial expenses, Net reached R$903.0 million, decreasing by R$331.5 million or 26.9% when compared to the period ended December 31, 2016, primarily because of a decrease in interest expense as a result of lower interest rates.

Income and Social Contribution Taxes

We recorded an expense from Income and Social Contribution Taxes in the amount of R$1,121.9 million in 2017, compared to an expense of R$1,049.5 million in 2016, as a result of higher income before income tax and social contribution.

The effective rate of income and social contribution taxes decreased to 19.6% in 2017 compared with 20.4% in 2016, as a result of an increased distribution of interest on shareholders’ equity during 2017, which is deductible for income tax purposes.

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

	Year ended December 31,		Percent change
	2016	2015	2016-2015
	(in millions of reais)
Gross operating revenue (a)	65,006.7	60,997.5	6.6%
Deductions from gross operating revenue	(22,498.3)	(20,710.7)	8.6%
Net operating revenues	42,508.4	40,286.8	5.5%
(a)	Includes revenues from: telephone services; data transmission and value added services; interconnection fees charged; pay TV and other services.

Net Operating Revenue

Net operating revenue increased by 5.5% to R$42,508.4 million in 2016 from R$40,286.8 million in 2015, primarily because results for the first four months of 2015 do not include GVT, as the latter was consolidated into our financial statements as from May 1, 2015. If we considered as part of our results the effects of GVT’s pro forma consolidation since January 1, 2015, which totaled R$1,846.9 million, net operating revenue would have increased by 0.9% or R$374.7 million in 2016, mainly as a result of (1) accelerated increase in Data Transmission and Value Added Services Revenues from the successful upselling of mobile data bundles, strong migration to 4G and higher smartphone penetration within our customer base, and robust fixed broadband evolution, boosted by an increased migration from lower to ultra-broadband speeds; and (2) a strong increase of Pay TV Revenues from the improved proportion of IPTV accesses within our Pay TV customer base and selective strategy for the service, focused on increasing profitability. These factors were partially offset by decreasing Outgoing Voice and Interconnection Revenues, resulting from decreases in mobile and fixed termination rates mandated by ANATEL, which became effective in February 2016, as described in “Item 4. Information On The Company—B. Business Overview—Regulation of the Brazilian Telecommunications Industry—Mobile Services—Interconnection Fees—Mobile service.”

Cost of Sales

Cost of sales increased by R$477.9 million, or 2.3%, to R$20,823.0 million in 2016 from R$20,345.1 million in 2015, primarily because results for the first four months of 2015 do not include GVT, as the latter was consolidated into our financial statements as from May 1, 2015. If we considered as part of our results the effects of GVT’s pro forma consolidation since January 1, 2015, which totaled R$938.8 million, cost of services and goods would have decreased by 2.2% or R$460.9 million in 2016. The table and descriptions below set forth explanations for these variations:

	Year ended December 31,		Percent change
	2016	2015	2016-2015
	(in millions of reais)
Cost of goods sold	(2,118.9)	(2,597.1)	(18.4%)
Depreciation and amortization	(5,821.6)	(5,269.6)	10.5%
Outside services and other	(5,794.9)	(5,400.9)	7.3%
Interconnection and network use	(1,924.1)	(2,595.9)	(25.9%)
Rental, insurance, condominium and connection means	(2,326.1)	(2,051.1)	13.4%
Personnel	(976.2)	(813.6)	20.0%
Taxes, charges and contributions	(1,861.2)	(1,616.9)	15.1%
Cost of sales	(20,823.0)	(20,345.1)	2.3%

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

Interconnection and Network Use: Costs related to interconnection and network use decreased by R$671.8 million, or 25.9%, to R$1,924.1 million in 2016, from R$2,595.9 million in 2015, primarily as a result of the decreases in mobile and fixed termination rates mandated by ANATEL, which became effective in February 2016. If we considered as part of our results the effects of GVT’s pro forma consolidation since January 1, 2015, which totaled R$51.1 million, interconnection fees would have decreased by 27.3% or R$722.9 million in 2016, principally as a result of the decrease in regulatory rates.

Rental, Insurance, Condominium and Connection Means: Costs related to rental, insurance, condominium and connection means increased by R$275.0 million, or 13.4%, to R$2,326.1 million in 2016, from R$2,051.1 million in 2015, primarily because results for the first four months of 2015 do not include GVT, as the latter was consolidated into our financial statements as from May 1, 2015. If we considered as part of our results the effects of GVT’s pro forma consolidation since January 1, 2015, which totaled R$104.4 million, costs related to rent, insurance, condominium fees and leased lines would have increased by 7.9% or R$170.6 million in 2016, as a result of higher rental and leasing expenses in connection with sites where we install our antennas, due to the expansion in 4G coverage and focus on service quality.

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

Taxes, Charges and Contributions: Taxes, charges and contributions increased by R$244.3 million, or 15.1%, to R$1,861.2 million in 2016, from R$1,616.9 million in 2015, primarily due to higher regulatory taxes. If we considered as part of our results the effects of GVT’s pro forma consolidation since January 1, 2015, which totaled R$33.1 million, taxes, fees and contributions would have increased by 12.8% or R$211.2 million in 2016.

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

	Year ended December 31,		Percent change
	2016	2015	2016-2015
	(in millions of reais)
Selling expenses	(12,455.4)	(12,005.5)	3.7%
General and administrative expenses	(2,793.3)	(2,142.4)	30.4%
Other operating income (expense), net	(68.7)	(554.2)	(87.6%)
Total	(15,317.4)	(14,702.1)	4.2%

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

Other Operating Income (Expenses), Net: Other net operating income (expenses), net decreased by R$485.5 million, or 87.6%, to R$68.7 million in 2016, from R$554.2 million in 2015. This decrease is a result of the gain on sale of 1,655 towers on March 31, 2016, totaling R$513.5 million.

Financial Expenses, Net

For the year ended December 31, 2016, financial expenses, net reached R$1,234.5 million, increasing by R$386.3 million or 45.5% when compared to the period ended December 31, 2015, mainly due to the monetary indexation of contingencies, partially compensated by financial losses in 2015 related to the foreign exchange variation on GVT’s loans and financing denominated in foreign currency, whose result was negatively impacted by the appreciation of the Euro against the Real.

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

B. Liquidity and Capital Resources

General

We fund our operations and capital expenditures primarily from operating cash flows, loans obtained from financial institutions or development banks, and debentures. As of December 31, 2017, we had R$4.1 billion in cash and cash equivalents. We do not have any material unused sources of liquidity.

Our principal cash requirements include:

•         the servicing of our indebtedness;

•         capital expenditures; and

•         the payment of dividends.

Our management believes that our sources of liquidity and capital resources, including working capital, are adequate for our present requirements.

Sources of Funds

Our cash flow from operations was R$12.6 billion in 2017, an increase of 10.5% compared to R$11.4 billion in 2016. The increase in cash flow from operations is a reflection of an increase in revenues from mobiles telecommunications services, mainly driven by data and digital services revenues, which represented 72.1% of our mobile service revenues, and the increase of broadband revenues, mainly in ultra-broadband, due to our strategy to expand our FTTH footprint in existing and new cities, partially offset by an increase in operating expenses, mainly due to the cost of sales and IT development.

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

Uses of Funds

Our cash flow used in investing activities was R$8.4 billion in 2017 compared to R$6.9 billion in 2016. The increase in cash flow used in investing activities of R$1.5 billion in 2017 compared to 2016 was primarily due to the additions to property, plant and equipment and intangible assets, to the acquisition of Terra in 2017, and to proceeds from the one-time sale of fixed assets in 2016.

Our cash flow used in investing activities was R$6.9 billion in 2016 compared to R$14.6 billion in 2015. The decrease in cash flow used in investing activities of R$7.7 billion in 2016 compared to 2015 was primarily due to the acquisition of GVT in 2015 (R$8.5 billion, net of cash acquired from GVT).

Our cash flow used in financing activities recorded an outflow of R$5.3 billion in 2017 compared to an outflow of R$4.8 billion in 2016. The increase in cash flow used in financing activities of R$0.5 billion in 2017 compared to 2016 was due primarily to the increase in payment of dividends and interest on equity (R$0.7 billion), increase in payments of loans and debentures (R$2.3 billion) partially offset by debentures raised R$3.0 billion in 2017.

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

Indebtedness

As of December 31, 2017, our total debt was as follows:

Debt	Currency	Annual interest rate payable	Maturity	Total amount outstanding (in millions of reais)
BNDES loans and financing	UR TJLP	TJLP + 0.0% to 4.08%	2023	1,588.9
BNDES loans and financing	R$	2.5% to 6.0%	2023	242.0
BNDES loans and financing	R$	SELIC D-2 + 2.32%	2023	376.4
BNDES	UMBND (1)	ECM(1) + 2.38%	2019	225.3
BNB – Banco do Nordeste loans and financing	R$	7.0% to 10.0%	2022	69.8
Debentures 4th issue - Series 3	R$	IPCA + 4.0%	2019	40.3
Debentures 1st issue - Minas Comunica	R$	IPCA + 0.5%	2021	96.4
Debentures 4th issue - Single Series	R$	100% of CDI + 0.68 spread	2018	1,317.5
Debentures 5th issue - Single Series	R$	108.25% of CDI	2022	2,060.9
Debentures 6th issue - Single Series	R$	100% of CDI + 0.24 spread	2020	1,005.6
Finance Leases (2)	R$	-	2033	385.5
Contingent Consideration	R$	-	2025	446.1
Suppliers finance arrangements	R$	101.4 to 109.4% of CDI	2018	607.2
Total debt				8,461.8
Current				3,033.4
Noncurrent				5,428.4

(1) The Currency Basket Charge (Encargos da Cesta de Moedas), or ECM, is a rate disclosed by BNDES on a quarterly basis.
(2) Our finance leases are related to towers and rooftops, IT equipment leases, infrastructure rent and other means of transmission.

Interest and principal payments on our indebtedness as of December 31, 2017 due in 2018 and 2019 total R$3,033.4 million and R$845.5 million, respectively.

The agreements that govern the majority of our outstanding loans and financings contain certain standard restrictive covenants, including financial covenants. These agreements may provide for the acceleration of the full balance of our obligations in the event of any default. In general, these agreements are subject to acceleration of maturity upon: (i) the inclusion in our shareholders’ agreement, bylaws or articles of incorporation or those of the companies that control us of conditions leading to restrictions or loss of ability to pay financial obligations arising from these agreements; (ii) a conviction or final judgment against us in connection with child labor, slave labor or a crime against the environment; or (iii) liquidation, dissolution, insolvency; voluntary bankruptcy, judicial or extrajudicial recovery to any creditor or class of creditors.

As of December 31, 2017, we were not in default of any of our obligations and therefore none of our liabilities were subject to acceleration.

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

On December 31, 2017, 2.7% of our R$8.5 billion of financial indebtedness was denominated in U.S. dollars and UMBNDES. See Note 33 to the Consolidated Financial Statements. Devaluation of the real causes exchange losses on foreign currency-denominated indebtedness and commitments and exchange gain on foreign currency-denominated assets and corporate stakes in foreign companies.

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

Capital Expenditures and Payment of Dividends

Our principal capital requirements are for capital expenditures and payments of dividends to shareholders. Capital expenditures consisted of additions to property, plant and equipment and additions to intangible assets, including licenses which totaled R$8.0 billion, R$8.2 billion and R$7.7 billion for the years ended December 31, 2017, 2016 and 2015, respectively. These expenditures relate primarily to the expansion of our network. We may seek financing for part of our capital expenditures and cash management assistance from the Brazilian government, in particular from BNDES, which is the main government financing agent in Brazil, as well as from the local or foreign capital markets or from local and foreign financial institutions. See “Item 4. Information on the Company—A. History and Development of the Company—Capital Expenditures.”

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

We may also make additional distributions to the extent that we have profits and reserves available to distribute. All of the above distributions may be made as dividends or as tax-deductible interest on shareholders’ equity. Interest on shareholders’ equity are tax-deductible payments pursuant to Brazilian Corporate law, that a company may make, in addition to dividends, which the company may treat as financial expenses for tax and social contribution purposes.  For more information on the payment of interests on shareholders’ equity, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividends and Dividend Distribution Policy—Dividends and Interest on Shareholders’ Equity.” We distributed dividends and interest on shareholders’ equity of R$4.6 billion, R$4.1 billion and R$3.3 billion in 2017, 2016 and 2015, respectively.

Our Management expects to meet 2018 capital requirements primarily from cash provided from our operations. Net cash provided by operations was R$12.6 billion, R$11.4 billion and R$9.9 billion in 2017, 2016 and 2015, respectively.

Adjustments to net income for purposes of calculating the basis for dividends include allocations to various reserves that effectively reduce the amount available for the payment of dividends. For the fiscal year ended December 31, 2017, in addition to the interim dividend and interest on own capital payments made in 2017, management decided to propose (i) the allocation of R$297.0 million of profits available for distribution to Reserve of Modernization and Expansion and (ii) an additional proposed dividend to shareholders in the amount of R$2.2 billion. The proposal to allocate profits to Reserve of Modernization and Expansion and to pay dividends will be approved at the shareholders’ meeting that will approve the 2017 annual report. See “Item 3. Key Information—D. Risk Factors—Risks Relating to the Preferred Shares and the ADSs—Holders of our Preferred Shares and ADSs generally do not have voting rights” and “Item 10. Additional Information—B. Memorandum and Articles of Association—Description of Our Bylaws—Voting Rights.”

Accounting Pronouncements

The accounting policies adopted in the preparation of the consolidated financial statements for the year ended December 31, 2017 are consistent with those used in the preparation of the consolidated annual financial statements for the year ended December 31, 2016. The following amendments to standards published by the International Accounting Standards Board (IASB) come into force for annual periods beginning on or after January 1, 2017:

•       Improvements to IFRS 2014-2016: The annual improvements projects provide a vehicle for making non-urgent but necessary amendments to IFRSs, with the aim of removing inconsistencies and clarifying wording. The amendments related to IFRS 12 Disclosure of Interests in other Entities, aimed clarifying the scope of the standard, come into force for annual periods beginning on or after January 1, 2017, whereas the rest of the improvements come into force for annual periods beginning on or after January 1, 2018. The amendments related to IFRS 12 do not have an impact on the Company’s consolidated financial statements since, as of December 31, 2017, the Company does not have participations that are classified as held for sale, as held for distribution or as discontinued operations.

•       Amendments to IAS 7, Disclosure Initiative: The amendments to IAS 7 require entities to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows, such as the issue and repayments of loans, and non-cash changes, such as unpaid acquisitions, sales and exchange differences.

•       Amendments to IAS12, Recognition of Deferred Tax Assets for Unrealised Losses: The amendments clarify the requirements on recognition of deferred taxes when the tax base of an asset exceeds its fair value.

The Company considered these amendments in the preparation of the annual consolidated financial statements; however, did not generate a significant impact on its results or financial position.

On the date of preparation of these financial statements, the following IFRS amendments had been published; however, their application was not mandatory. The Company does not adopt early any pronouncement, interpretation or amendment that has been issued, before application is mandatory.

Based on the analyses made to date, the Company estimates that the adoption of many of these standards, amendments and interpretations will not have a significant impact on the consolidated financial statements in the initial period of adoption. However, the following issued but not yet effective standards are expected to have a significant impact on the consolidated financial statements at the time of their adoption and prospectively.

IFRS 15 Revenues from Contracts with Customers

IFRS 15 sets out the requirements for recognising revenue from contracts with customers. The new requirements are expected to affect the following aspects, among others:

•

 Under IFRS 15, for bundled packages that combine multiple wireline, wireless, data, internet or television goods or services, the total revenue will be allocated to each performance obligation based on their standalone selling prices in relation to the total consideration of the package and will be recognized when (or as) the obligation is satisfied, regardless of whether there are undelivered items. This differs from current accounting where the portion of the total consideration that is contingent upon delivery of undelivered elements is not allocated to the delivered elements. Consequently, when bundles include a discount on equipment, the adoption of these new requirements will result in an increase in revenues recognized from the sale of handsets and other equipment, generally recognized upon delivery to the end customer, in detriment of ongoing service revenue over subsequent periods. To the extent that the packages are marketed at a discount, the difference between the revenue from the sale of equipment and the consideration received from the customer upfront will be recognized as a contract asseton the statement of financial position.

•

Under the current accounting policy, all expenses directly related with obtaining a contract (sales commissions and other third party acquisition costs) are expensed when incurred. However, IFRS 15 requires the recognition of an asset for those costs that are incremental to obtain a contract and that are expected to be recovered and its subsequent amortisation over the same period as the revenue associated with such asset. Similarly, certain contract fulfilment costs, which are currently expensed when incurred, will be deferred under IFRS 15 to the extent that they relate to performance obligations that are satisfied over time.

•       The guidance in IFRS 15 for the distinction between agent and principal is based on the concept of “control” that may differ from the currently applied notion of transfer of “risks and rewards”. As a result, with the adoption of IFRS 15, the Company will record revenue from the sale of handsets to dealers at the time of delivery and not at the time of sale to the final customer.

•       Compared to the current revenue standard, IFRS 15 sets out more detailed requirements on how to account for contract modifications. Certain changes must be accounted for as a retrospective change (i.e. as a continuation of the original contract), while other modifications must be accounted for prospectively as separate contracts, like the end of the original contract and the creation of a new one.

In addition to this, IFRS 15 allows for two transition methods, namely the full retrospective method and the modified retrospective method with the cumulative effect from initial application recognized as an adjustment to the opening balance of retained earnings at the date of initial application. The Company will adopt the latter and prior-year comparatives will not be restated; instead, the Company will disclose the nature and amount of the changes in items in the statement of financial position and the income statement as a result of applying IFRS 15 for the first time.

It is also possible to elect to apply certain practical expedients to facilitate the application of the new criteria. The Company has evaluated which of them will be adopted in the implementation of the standard with the objective of reducing the complexity in its application. The main practical expedients that the Company will adopt are:

•       Completed contracts: the Company will not apply the standard retrospectively to those contracts that are completed at January 1, 2018.

•       Portfolio approach: the Company will apply the requirements of the standard to groups of contracts with similar characteristics, since, for the clusters identified, the effects do not differ significantly from an application on a contract by contract basis.

•       Financial component: it will not be considered significant when the period between the moment when the promised good or service is transferred to a customer and the moment when the customer pays for that good or service is one year or less.

•       Costs to obtain a contract: these costs will be recognized as an expense when incurred if the amortisation period of the asset that the entity would otherwise recognize is one year or less.

The process of implementing the new requirements involves the introduction of modifications to the current information systems, the implementation of new IT tools, and changes in the processes and controls of the entire revenue cycle in the Company. This process of implementation in the Company entails a high degree of complexity due to factors such as a large number of contracts, numerous data source systems, as well as the need to make complex estimates.

From the analysis performed on the transactions of the last financial year considering commercial offers as well as the volume of contracts affected, the Company estimates that the adoption of the new revenue recognition requirements on its equity is expected to result in an increase in retained earnings of 156 million reais before deferred taxes, being the most significant impact due to the changes introduced by IFRS 15 relating to the first-time recognition of contract assets that, under IFRS 15, lead to the earlier recognition of revenue from the sale of goods, and the activation and deferral of the incremental costs related to the obtaining contracts and contract fulfilment costs that, under IFRS 15, result in the later recognition of customer acquisition costs and other selling expenses.

As the accounting effects of the transition to the new standard will be recognized directly in equity, the effects on profit or loss in 2018 will be related to changes in the point in time at which revenue and expenses are realized. The Company expects a shift from revenues from the provision of services to revenues from the sale of goods, by between 0.3 and 0.7 percentage points on the assumption that there are no significant changes to business models or products offered.

IFRS 9 Financial Instruments

IFRS 9 is applicable to financial assets and financial liabilities. As a result of the analysis of the effects of the new requirements introduced by this standard certain expected impacts have been identified in relation with the following aspects, among others:

•       IFRS 9 simplifies the current measurement model for financial assets and establishes three main categories: amortised cost, fair value through profit or loss and fair value through Other Comprehensive Income (OCI), depending on the business model and the characteristics of the contractual cash flows. Regarding recognition and measurement of financial liabilities there are not significant changes from current criteria except for the recognition of changes in own credit risk in OCI for those liabilities designated at fair value through profit or loss.

•       IFRS 9 introduces a new model for impairment losses on financial assets, i.e. the expected credit loss model, which replaces the current incurred loss model. The Company will apply the simplified approach and record lifetime expected losses on all trade receivables. Consequently, the application of the new requirements will probably lead to an acceleration in the recognition of impairment losses on its financial assets, mainly trade receivables.

•       Under current accounting, a hedge must be highly effective both, prospective and retrospectively, while IFRS 9 introduces a new, less restrictive, accounting model for hedging, requiring an economic relationship between the hedged item and the hedging instrument and that the coverage ratio be the same as that applied by the entity for its risk management. Likewise, the new standard modifies the criteria for documentation of hedging relationships.

•       In addition to this, the Company's financial statements will include more detailed disclosures with relevant information regarding financial assets and liabilities.

As a result of the analysis of the new standard, the Company expects that the key changes will relate to documentation of policies and hedging strategies, as well as the estimation and timing of recognition of expected losses on receivables from customers. The Company has decided to apply the option that allows not to restate comparative periods to be presented in the year of initial application.

Based on the analysis performed to date, the Company estimates that the new impairment requirements is expected to result upon initial adoption in a decrease of 354 million reais in retained earnings, before deferred taxes, as a result of the increase in the bad debt provision balance on receivables from customers recognized under IAS 39.

IFRS 16 Leases

IFRS 16 requires lessees to recognise assets and liabilities arising from all leases (except for short-term leases and leases of low-value assets) in the statement of financial position.

The Company acts as a lessee on a very significant number of lease agreements over different assets, such as third-party towers, circuits, office buildings and stores and land where the towers are located, mainly. A significant portion of these contracts is accounted for as operating lease under the current lease standard, with lease payments being recognized generally on a straight-line basis over the contract term.

The Company is currently in the process of estimating the impact of this new standard on such contracts. This analysis includes the estimation of the lease term, based on the non-cancellable period and the periods covered by options to extend the lease, when the exercise depends only on Telefônica and where such exercise is reasonably certain. This will depend, to a large extent, on the specific facts and circumstances by class of assets in the telecom industry (technology, regulation, competition, business model, among others).  In addition to this, the Company will make assumptions to calculate the discount rate, which will mainly be based on the incremental borrowing rate of interest for the estimated term. On the other hand, the Company is considering not to separately recognise non-lease components from lease components for those classes of assets in which non-lease components are not material with respect to the total value of the lease.

In addition to the mentioned estimations, the standard allows for two transition methods: retrospectively for all periods presented, or using a modified retrospective approach where the cumulative effect of adoption is recognized at the date of initial application. The Company has tentatively decided to adopt the latter transition method; therefore the Company would recognise the cumulative effect of initial application as an adjustment to retained earnings in the year of initial application of IFRS 16. Also, certain practical expedients are available on first-time application in connection with the right of use asset measurement, discount rates, impairment, leases that finish within the twelve months subsequent to the date of first application, initial direct costs, and term of the lease. The Company is evaluating which of these practical expedients will be adopted. In this regard, the Company is considering opting for the practical expedient that allows not reassessing whether a contract is or contains a lease on the date of initial application of IFRS 16 but to directly apply the new requirements to all those contracts which under current accounting were identified as a lease.

Due to the different alternatives available, together with the complexity of the estimations and the significant number of lease contracts, the Company has not yet completed the implementation process, so at present it is not possible to make a reasonable estimation of the impact of initial application of the new requirements. However, based on the volume of contracts affected, as well as the magnitude of the future lease commitments, as disclosed in Note 32 herein, the Company expects that the changes introduced by IFRS 16 will have a significant impact on its financial statements from the date of adoption, including the recognition on the balance sheet of right of use assets and their corresponding lease obligations in connection with the majority of contracts that are classified as operating leases under the current lease standard. Also, amortization of the right of use assets and recognition of interest costs on the lease obligation on the statements of income will replace amounts recognized as lease expense under the current lease standard. Classification of lease payments in the statement of cash flows will also be affected by the requirements of the new lease standard. On the other side, the Company's Financial Statements will include broader disclosures with relevant information regarding lease contracts.

C. Research and Development, Patents and Licenses

Research and Development

We operate in a fast-paced, dynamic and convergent industry, which demands that our products and services be continuously revamped to keep up with growth expectations.

The table below presents our investments in development, update and modernization of systems to support the launch of new products and services. In 2017, we invested R$52.8 million in development and innovation.

R&D investments	2017	2016	2015
	(in millions of reais)
Development and Innovation (business incubator and tests)	52.8	50.9	48.4

Patents and Licenses

Our principal intellectual property assets include:

•         permission to use the trademark name “Telefônica” and all names derived from “Telefônica”;

•         our name “Telefônica Brasil S.A.” and our subsidiary’s name “TData,” “TData Brasil” and “Terra”;

•         our commercial brands in Brazil, “Vivo,” and sub-brands such as “Vivo Fixo,” Vivo TV,” “Vivo Internet,” “Vivo Fibra,” “Meu Vivo,” “Vivo Empresas,” “Vivo Play,” “Vivo Easy,” “Vivo Ads” for our advertising services, among others; and

In September 2016, the Brazilian Trademark Office recognized the “Vivo” mixed trademark as of “high reputation,” thus protected in all branches of activities.

D. Trend Information

Consumption patterns in Brazil have converged and deepened towards data, replacing traditional services. Customers are willing to be enlightened through better mobile connection, faster data speeds and outstanding customer care. Accordingly, we plan to continue efficiently investing in a more modern infrastructure in the mobile segment through the 4G technology and in the fixed segment through an increased ultra-broadband footprint, improving the experience of our customers with faster and reliable connections through FTTH.

In a macroeconomic scenario currently reflecting some level of recovery, but also characterized by volatility in light of the general elections in 2018, we expect a competitive environment that continues to emphasize sustainability, profitability and heightened concern regarding the delivery of higher quality offerings and customer service.

We maintain our top priority of making our customers’ digital lives easier to manage. On a daily basis, we are committed to provide digital and converging cross-platform services, delivering the best customer experience while continuously building a competitive advantage that attracts customers and strengthens loyalty of our current client base.

We believe that revenue growth will continue to be driven over the next few years by mobile and fixed data services.

E. Off-balance-Sheet Arrangements

None.

F. Tabular Disclosure of Contractual Obligations

Our contractual obligations and commercial commitments as of December 31, 2017 are as follows:

	Total	Up to year	1-3 years	4-5 years	After 5 years
	(in millions of reais, as of December 31, 2016)
Contractual obligations
Loans, financing and leases (1)	3,941.1	1,621.0	1,172.1	494.7	653.4
Debentures	4,520.7	1,412.5	1,088.2	2,020.1	-
Derivatives	20.6	5.2	0.1	-	15.3
Pension and other post-retirement benefits	531.9	16.9	5.9	6.0	503.1
Total contractual obligations	9,014.3	3,055.6	2,266.3	2,520.8	1,171.8
Commercial commitments
Trade accounts payable	7,447.1	7,447.1	-	-	-
Total commercial commitments	7,447.1	7,447.1	-	-	-

(1)   Includes present value of minimum lease payments on operating leases of rental of equipment, facilities and stores, administrative buildings, and cell sites and contingent consideration relating to the GVT acquisition. See Note 4 to our consolidated financial statements.

Long-Term Debt – Loans, financing, leases and debentures

Amount
Year ending December 31,	(in millions of reais, as of December 31, 2017)
2019	845.5
2020	1,414.8
2021	1,283.0
2022	1,231.7
2023	47.5
2024 and forward	605.9
Total	5,428.4

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

One member of the Board of Directors must be elected by holders of preferred shares in a separate voting process. The following are the current members of the Board of Directors are:

Name	Position	Date of Appointment
Eduardo Navarro de Carvalho	Chairman	April 28, 2016 (1)
Julio Esteban Linares Lopez	Director	September 4, 2017
Antonio Carlos Valente da Silva	Director	April 28, 2016
Antonio Gonçalves de Oliveira	Director	April 28, 2016
Francisco Javier de Paz Mancho	Director	April 28, 2016
Ramiro Sánchez de Lerín Garcia-Ovies	Director	April 28, 2016
Sonia Julia Sulzbeck Villalobos (2)	Director	April 28, 2016
Luiz Fernando Furlan	Director	April 28, 2016
Narcís Serra Serra	Director	April 28, 2016
José Maria Del Rey Osorio	Director	January 04, 2017
Roberto Oliveira de Lima	Director	April 28, 2016

(1)     Mr. Eduardo Navarro de Carvalho was elected as a Director on April 28, 2016 and as the Chairman of the Board on June 10, 2016.

(2)     Mrs. Sonia Villalobos was elected by preferred shareholders, on a separate vote, with no participation of the controlling shareholder.

Below are brief biographies of our directors:

Eduardo Navarro de Carvalho is 54 years old and is our Chief Executive Officer, Chairman of our Board of Directors and member of our Nominations, Compensation and Corporate Governance Committee. He is also Vice President of SP Telecomunicações Participações Ltda., and CEO of Innoweb Ltda., POP Internet Ltda., Terra Networks Brasil S.A. and Telefônica Data S.A. He is Chairman of the Board of Directors of Telefônica Factoring do Brasil Ltda. And chairman of the Board of Trustees of Fundação Telefônica. He is also the Officer of SindiTelebrasil (since November/2016). He is member of the Board of Directors of Telefónica Audiovisual Digital (since June/2016) and Patrono Nato of Fundación Telefónica (since September/2012). He was the Chief Commercial Digital Officer of Telefónica S.A. (February/2014 – January/2017) and Global Director of Strategy and Alliances at Telefónica S.A. (2011 – 2014). Previously, he was responsible for Strategic Planning and Regulatory at Telefónica Internacional S.A. He served as Vice President of Corporate Strategy and Regulatory Group at Telefonica in Brazil, participating in the Steering Committee of several companies of the Telefónica group in Brazil (1999-2005). He worked for five years as a consultant at McKinsey & Company (1994-1999), during which he led projects in Brazil, Spain, Portugal and South Africa, focusing on strategies in the areas of Industry, Infrastructure and Telecommunications. He began his professional experience in the steel industry, where he worked in Group ARBED in Brazil (1986–1994). He graduated in Metallurgical Engineering from the Federal University of Minas Gerais, Brazil.

Julio Esteban Linares Lopez is 72 years old and is member of our Board of Directors and Chairman of our Strategy Committee. He is also member of the Supervisory Board of Telefónica Deutschland Holding AG; Administrador Solidário of Telefónica de España, S.A.U. and of Telefónica Móviles España, S.A.U.; trustee of Telefónica Foundation (since June/2000); member of the GSM Association Board (since October/2012); trustee of Mobile World Capital Barcelona Foundation (since December/2012) and of CEDE Foundation (Confederación Española de Directivos y Ejecutivos) (since June/2014); member of Association Management Board for Managerial Progress (since June/2013); member of the Executive Commission (since January/2015), member of the Board and Chairman of the Digital Society Committee of CEOE(Confederación Española de Organizaciones Empresariales) (since May/2016); member of COIT (Official College of Telecommunications Engineering) (since December/2014), member of AEIT (Spanish Association of Telecommunications Engineers) (since December/2014) and member of the Advisory Board of Higher Technical School of Engineers Telecommunications (since July/2015). Mr. López was Vice President of the Board of Directors of Telefónica S.A. (September/2012 - July/2017) and was COO of Telefónica, S.A. (December/2007 - September/2012). Previously he held the offices of Officer of Telecom Italia (November/2007 - December/2013); Executive Officer of Coordination, Development of Businesses and Synergy at Telefónica S.A. and member of its Board of Directors and Secretary of its Executive Committee (December/2005 - December/2007); Chairman of the Supervisory Board of Cesky Telecom (June/2005 - April/2006); CEO of Telefónica de España, S.A. and Chairman of other subsidiaries of Telefónica such as TELYCO or Telefónica Cable (January/2000 – December/2005); and General Manager of Strategy and Technology of Telefónica S.A. (May/1998 - January/2000). Prior to that, in the multimedia business of Telefónica, Mr. López was CEO of Telefónica Multimedia S.A. and Chairman of Telefónica Cable and Producciones Multitemáticas S.A. (July/1997 - May/1998). Mr. López was also Deputy General Manager of Corporate Marketing (January/1997 - July/1997), and prior to that he was Deputy General Manager of the Marketing and Service Development Department in the commercial area (December/1994 - January/1997).Previously he was General Manager of Telefónica Research and Development, S.A. (April/1990 - December/1994); and before that he worked at the Center of Research and Development of Telefónica S.A. (May/1970 – 1994), where he occupied several positions until he became main executive of the Technology Department (1984). Mr. López graduated in Engineering of Telecommunications from Universidad Politécnica of Madrid.

         Antonio Carlos Valente da Silva is 65 years old and serves as a Member of the Board of Directors and Chairman of the Service Quality and Marketing Committee of Telefônica Brasil S.A.. He is the Chairman of the Board of Telefónica Venezuela (since November/2009). He is also Chairman of Everis, quotaholder of IIC Conculting EIRELI  and does volunteer work at Fundação Lemann (since 2017) He was member of the Consejo Asessor of Telefónica Internacional S.A.U (2015 - 2016); Chairman of the Board of Trustees of Fundação Telefônica (December 2010 - December 2016). He was CEO of Vivo Participações S.A. (May/2011 – October/2011) and Chairman of the Official Spanish Chamber of Commerce in Brazil (2011-2015). Mr. Valente was also President of Telebrasil (Brazilian Association of Telecommunications), President of SindiTelebrasil (National Union of Fixed and Mobile Telephone Service Operators) and President of Febratel (Brazilian Federation of Telecommunications) (2010–2013). Previously Mr. Valente was Chief Executive Officer of Telefônica Brasil S.A. and member of the Appointments, Compensation and Corporate Governance Committee of Telefônica Brasil S.A. (January/2007 – March/2015). He was also Chief Executive Officer of Telefônica Data S.A., Vice-President Officer of SP Telecomunicações Participações Ltda., Chairman of the Board of Directors of Telefônica Factoring do Brasil Ltda., member of the Control Committees of Media Networks Brasil Soluções Digitais Ltda., Telefônica Transportes e Logística Ltda. and Telefônica Serviços Empresariais do Brasil Ltda. He was the Chief Executive Officer of the merged companies Vivo S.A., A. Telecom S.A., Telefônica Sistemas de Televisão S.A., Ajato Telecomunicação Ltda., Lemontree Participações S.A., GTR-T Participações e Empreendimentos S.A., Comercial Cabo TV São Paulo S.A. and TVA Sul Paraná S.A. Mr. Valente was the former President of AHCIET (Asociación Hispanoamericana de Centros de Investigación y Empresas de Telecomunicaciones) (2007-2011), and President of the Euro-chambers in Brazil (an association that gathers the main Chambers of Commerce from the European Union in Brazil). He was also a member of the CDES (Economic and Social Development Council of the Presidency of the Republic of Brazil), member of the Advisory Board of CPqD, (Brazilian Telecommunications Research and Development Center), member of the Board of Executive Officers of ABDIB (Brazilian Base Industries Association), member of COINFRA (FIESP’s Infrastructure Commission) and member of the Advisory Board of Catenon Brasil. He has a degree in Electrical Engineering from PUC/RJ and has significant experience in the telecommunications market, in which he has been working since 1975. He has a post-graduate degree in business and administration from PUC/RJ and has concluded several specialization courses in telecommunication systems in Brazil and abroad, as well as several specialization courses in business management, including corporate strategy at MIT/Sloan.

Antonio Gonçalves de Oliveira is 73 years old and is a member of our Board of Directors and of our Control and Audit Committee (since September/2011). He is also a member of the Fiscal Board of Jereissati Participações  (since April/2016) and the Vice-Chairman of the Association of Friends of the Museum of Contemporary Art of USP (AAMAC) (since 2011). . Mr. Oliveira was a member of the Board of Directors of Paranapanema S.A. (April/2012 - April/2014), and a member of the Fiscal Board of Klabin S.A., (April/2010 - April/2013). He was a member of the Board of Directors of Vivo Participações S.A. (March/2001 - September/2011), and of its Control and Audit Committee (July/2005 - September/2011), being its president for 5 years. Mr. Oliveira was also a member of the Board of Directors of TELESP Celular S.A. and a member of the Board of Directors and of the Control and Audit Committee of the following companies: Tele Sudeste Celular Participações S.A., Telemig Celular Participações S.A., Telemig Celular S.A., Tele Leste Celular Participações S.A., Tele Centro Oeste Celular Participações S.A. and Celular CRT Participações S.A., until these companies ceased to exist, due to their incorporation by Vivo Participações S.A. Mr. Oliveira was the Chairman of the Fiscal Board Companhia de Eletricidade da Bahia (COELBA) (April/2006 - April/2008), Chairman of AAMAC (2006-2010), member of the Fiscal Board of Iguatemi Shopping Centers (2007-2008), and of Melpaper (2009-2010), and a member of the Council of Representatives of the Federação das Indústrias do Estado de São Paulo (FIESP). Mr. Gonçalves de Oliveira was a member of the Advisory Board of the Caixa de Previdência dos Funcionários do Banco do Brasil (PREVI) for 4 years, and he was also a member of the CDES (Economic and Social Development Council of the Presidency of the Republic of Brazil)and of the Working Group for Small and Medium Enterprises in Mercosul, nominated by the Brazilian government. He was member of the Steering Committee and Management of the Banco do Povo de Estado de São Paulo, member of the Associação de Empresas Brasileiras para a Integração de Mercados (ADEBIM), and Chairman of the Deliberative Board of the Association of the Associação Nacional dos Funcionários do Banco do Brasil (ANABB), for 8 years. In the role of sociologist, he was President of the Association of Sociologists of the State of São Paulo, for 6 years, and Officer of the Latin American Association of Sociology for 4 years. Mr. Oliveira was the executive coordinator of the Movimento Nacional da Micro e Pequena Empresa. Mr. Gonçalves holds a degree in Social Sciences, a master’s degree in Communication Sciences and a post-graduate degree in Sociology of Organizations from the Universidade de São Paulo in Brazil. He also holds a specialist title in Human Resources from Fundação Getúlio Vargas in São Paulo and extension courses on business management topics. Mr. Oliveira is Certified Counselor by the Brazilian Institute of Corporate Governance, IBGC, due to his experience in supervisory boards, management boards and fiscal boards.

Francisco Javier de Paz Mancho is 59 years old and is a member of our Board of Directors and Chairman of our Nominations, Compensation and Corporate Governance Committee. Mr. de Paz is also a member of the Board of Directors of Telefónica S.A., Telefónica de Argentina S.A. and Telefónica Móviles México. He is also Chairman of the Board of Directors of Telefónica Ingeniería de Seguridad S.A. and Lead Director of Telefónica S.A. He was Chairman of the Board of Directors of Telefónica Gestión de Serviços Compartidos Espanha S.A. (September/2014 - March/2016), member of the Advisory Board of Telefónica América Latina (2008-2016) and Chairman of the Board of Directors of Atento Inversiones y Teleservicios (December/2008 - December/2012. Mr. de Paz was the President of Mercasa (June/2004 – December/2007), Deputy Chairman and Advisor of the Corporate Strategy Area of Panrico Donuts Group (1996–2004), General Manager of the Ministry of Tourism and Commerce (1993–1996), General Secretary of the Socialism Youth and Member of the Executive Council of PSOE (1984-1993). Mr. de Paz also served the following posts: Director of the Tunnel of Cadí (2004-2006), Chairman of the Patronal Pan y Bollería Marca (COE) (2003-2004), Director of Mutua de Accidentes de Zaragoza (MAZ) (1998-2004), Director of the Panrico Group (1998-2004), Chairman of the Observatório de la Distribuicion Comercial del Ministerio de Comercio y Turismo (1994-1996), Member of the Economic and Social Board and its permanent Commission (1991-1993 and 1996-2000), and Director of Tabacalera S.A. (1993-1996). Mr. Mancho holds degrees in Information and Publicity and a degree in law studies from the Executive Management Program of IESE (Universidad de Navarra).

Ramiro Sánchez de Lerín Garcia-Ovies is 63 years old and a member of our Board of Directors and the General Secretary of the Board of Directors of Telefónica S.A. He is also member of its Executive Committee. He is a member of the Fundación Centro Nacional del Vidrio and Fundación Padre Arrupe. Mr. Lerín joined the Telefónica Group as its General Counsel and Executive Member of the Executive Committee (2003), after working as CEO of Tabacalera together with Mr. César Alierta. In the private sector, from 1988 on, Mr. Lerín was the General Secretary and the Secretary of the Board of Directors of the listed Companies Elosúa, S.A.; Tabacalera, S.A.; Altadis, S.A. and Xfera Móviles, S.A. He also worked as a professor in the Catholic Institute of Company Administration and Management (Instituto Católico de Administración y Dirección de Empresas – ICADE) and in the Enterprising Institute and Public Treasury Institute of Company and School (Instituto de Empresa and Escuela de Hacienta Pública). Mr. Lerín was designated to the State Secretariat for European Communications and, later on, to the Ministry of Foreign Affairs. Prior to that he worked for the local Fiscal Auditors in Madrid (Delegación de Hacienda de Madrid) and before that he was the Legal Consultant for the State Government (King Counsel – Abogado del Estado) (1982). He began his career at Arthur Andersen, working for its auditing department and later on for its fiscal department.

Sonia Julia Sulzbeck Villalobos is 54 years old and a member of our Board of Directors and our Service Quality and Marketing Committee. She is also an alternate member of the Board of Directors of Usiminas. As volunteer work, she participates in the Board of Director of CFA Society Brasil, a non-profit association that gathers around 800 professionals that have a CFA certification (Chartered Financial Analyst) in the country. She is founding partner of Villalobos Consultoria Ltda. (since 2009) and professor of the Post Graduate Course in Finance ate Insper (since 2016). She was Manager of Fundos de America Latina, in Chile, managing mutual and institutional funds of Larrain Vial AGF (2005-2009) and prior to that she was responsible for Private Equity investments in Brazil, Argentina and Chile for the company Bassini, Playfair & Associates, LLC (1996-2002). Mrs. Villalobos was Head of Research of Banco Garantia (since 1989). She holds a degree in Public Administration from EAESP/FGV, from 1984, and became a master in Finance, from the same institution, in 2004. She was the first to receive the CFA certification in Latin America (1994).

Luiz Fernando Furlan is 71 years old and is a member of our Board of Directors, of our Nominations, Compensation and Corporate Governance Committee and of our Strategy Committee. He is also a member of the Comisión Nombramientos Retribuciones y Buen Gobierno of Telefónica S.A. (Spain), member of the Strategic Committee, M&A and Markets and Finance Committee and Finance Committee of BRF S.A. (Brazil), and member of the Board of Directors of Telefónica S.A. and BRF S.A.He is member of the Conselho Superior de Gestão em Saúde Pública of the State of São Paulo (Brazil) and Chairman of the Board of LIDE – Grupo de Líderes Empresariais (Brazil) and Chairman of the Deliberative Board of São Paulo Negócios (Brazil). Mr. Furlan also acted as a member of the Global Ocean Commission in the USA (2013-2015). He has been the Chairman of the Board of Directors of Fundação Amazonas Sustentável “FAS” (Brazil) (2008-2015), institution within which he has become an honorary member; also acted as a member of the Advisory Board of Panasonic in Japan (2008-2013); a member of the board of Amil Participações S.A. (2008-2013) and of AGCO Corporation in the USA (2010-2016), and he was also Co-Chairman of the board of BRF Brasil Foods S.A. (2009-2010). Previously he served as Minister of State at the Ministério de Desenvolvimento, Indústria e Comércio Exterior of Brazil (2003-2007), and Chairman of the Board of Directors at Sadia S.A. (1993-2002 and 2008-2009), company within which he held numerous executive positions (1976-1993). He holds a degree in Chemical Engineering from FEI (University of Industrial Engineering) and in Business Administration from University of Santana – São Paulo, with extension and specialization courses in Brazil and abroad.

Narcís Serra Serra is 74 years old and is as a member of our Board of Directors and of our Control and Audit Committee. He is also the Vice President of of the Board of Directors of Telefónica Chile S.A. He was Vice President of the Spanish Government (1991-1995), served as Minister of Defense (1982-1991), and was the Mayor of Barcelona (1979-1982). Mr. Serra holds a doctorate in economics from the Universidad Autónoma de Barcelona and is President of Barcelona Institute for International Studies (IBEI).

José María Del Rey Osorio is 66 years old and serves as a member of our Board of Directors, a member of our Strategy Committee and Chairman of our Control and Audit Committee. Since joining the Telefônica Group in 1983, he has acquired significant experience with the group, occupying, among other roles, the positions of member of the Board of Director of Telefônica del Perú (2005-2012), member of the Board of Directors of Telefónica Investigación y Desarrollo S.A. (2003-2005); General Manager of Strategic Planning of Telefónica Internacional S.A. (2001-2004); Vice-President of Strategy and Regulation of Telecomunicações de São Paulo S.A. – TELESP (1999-2001); and Manager of Economic Analysis of Telefónica S.A. (1988-1998). Mr. Osorio acted as member of the Board of Directors of COSESA, ST-HILO (1990-1996) among other companies. Before joining the Telefônica Group, he worked at Servicios de Estudios Económicos de EDES e INITEC, in the National Institute of Industry’s (INI) companies and in the management and planning of the INI’s corporation. He holds a degree in Economy and Business Administration from the Universisad Autónoma de Madrid.

Roberto Oliveira de Lima is 66 years old and serves as a member of our Board of Directors and a member of the Service Quality and Marketing Committee. His career includes positions in the areas of information technology, finance and general administration in companies such as Saint Gobain, Rhodia and Accor. He was the Chief Executive Officer of Natura Cosméticos S.A. (2014-2016) and the Chairman of the Publicis Group Worldwide in Brazil (January/2014 – August/2014). Previously he served on the boards of companies such as Edenred, located in Paris - France, Naspers Holdings in South Africa and Grupo Pão de Açúcar, Rodobens and Natura in Brazil. He was also the Chief Executive Officer of Vivo Participações S.A. and Vivo S.A. (2005-2011) and Chairman of the Board of Directors of the Credicard Group and CEO of the Banco Credicard (1999-2005).  He holds a degree in Public Administration and a MBA from Fundação Getúlio Vargas, Brazil. He also holds a master’s degree in Finance and Strategic Planning from the Institute Superieur des Affaires, Jouy en Josas, France.

There is no family relationship between any of the directors named above. There is no arrangement or understanding with major shareholders, customers, suppliers or others, pursuant to which any director referred to above was selected as such.

Board of Executive Officers

The Board of Executive Officers consists of at least three (3) and no more than fifteen (15) members, who may or may not be our shareholders, must be resident in the country, are appointed by our Board of Directors for a period of three (3) years, may be reelected, and who may remain in office until reappointed or replaced. Our Board of Executive Officers is responsible for our day-to-day management and for representing us in our business with third parties. Any of our executive officers may be removed at any time by a decision of the Board of Directors.

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

Below are brief biographies of our executive officers:

Breno Rodrigo Pacheco de Oliveira is 42 years old and serves as General Secretary and Legal Officer of Telefônica Brasil S.A., Innoweb Ltda., POP Internet Ltda., Terra Networks Brasil S.A. and Telefônica Data S.A. He is also Corporate Secretary of our Board of Directors, member and Chairman of the Deliberative Council of Visão Prev Sociedade de Previdência Complementar and Officer of SP Telecomunicações Participações Ltda. Mr. Oliveira is also Corporate Secretary and member of the Board of Directors of Telefônica Factoring do Brasil Ltda., Corporate Secretary and member of the Board of Directors of Telefônica Corretora de Seguros Ltda., Chairman and member of the Board of Directors of Companhia ACT de Participações and Companhia AIX de Participações. Up to 2017 Mr. Oliveira was a member of the Board of Directors of Tectotal Tecnologia sem Complicações S.A. He was General Secretary and Legal Officer of Global Village Telecom S.A. and GVT Participações S.A. (until April 1, 2016, when these companies were merged into Telefônica Brasil S.A.). He was also Officer of the following merged companies: Vivo S.A., A.Telecom S.A., Telefônica Sistema de Televisão S.A., Ajato Telecomunicação Ltda., Lemontree Participações S.A., TVA Sul Paraná S.A., GTR-T Participações e Empreendimentos S.A. and Comercial Cabo TV São Paulo S.A. (until July/2013, when these companies were merged into Telefônica Brasil S.A). He was also General Secretary and Legal Officer of Vivo Participações S.A. (February/2011 – October/2011), when it was merged into Telefônica Brasil S.A., and of Vivo S.A. (April/2005 - February/2011). He holds a law degree from Universidade do Vale do Rio dos Sinos – UNISINOS, Brazil.

David Melcon Sanchez Friera is 47 years old and serves as Chief Financial and Investor Relations Officer of Telefonica Brasil (since April/2016). He is also Financial Officer of Innoweb Ltda., POP Internet Ltda., Terra Networks Brasil S.A. and Telefônica Data S.A. as well as Officer of SP Telecomunicações Participações Ltda., Vice Chairman of the Board of Telefonica Corretora de Seguros Ltda., member of the Board of Trustees of Fundação Telefônica and member of the Board of Directors of Telefônica Factoring do Brasil Ltda.  Mr. Melcon has more than 20 years of global experience as Financial Officer in the Telecommunications industry in Latin America and Europe. He was the Transformation Officer of Telefónica S.A. (October/2015 - January/2016); Chairman of the Supervisory Board of Telefonica Slovakia and, in the same period, he was a member of the Board of Directors of Tesco Mobile Czech Republic (March/2013 – June/2014). He was also Vice Chairman of the Board of Directors and Chief Financial Officer of Telefonica Czech Republic (August/2012 – September/2014). Mr. Melcon was a member of the Board of Directors of Telfin Ireland Ltd. – Ireland (April/2010 – December/2012) and member of the Supervisory Board of Hansenet, in Germany (April/2010 – April/2011). Prior to that, Mr. Melcon held the position of Financial and Control Officer of the Telefonica Group in Europe (June/2007 – July/2012), and worked as Executive of the Financial Department of Telefonica Latinoamerica and of the Telefonica Móviles Group (June/2005 – June/2007) after he held the position of Financial Manager (2001-2005). He began his career at Arthur Andersen (1996-2001). Mr. Melcon holds a degree in Economic and Business Administration from the University of Zaragoza (Spain), and a Master in Audit and Business Analysis from the University Complutense – Madrid (Spain).

For the biography of Eduardo Navarro de Carvalho, see “—C. Board Practices—Board of Directors.”

There is no family relationship between any of the executive officers named above. There is no arrangement or understanding with major shareholders, customers, suppliers or others, pursuant to which any executive officer referred to above was selected as such.

B.    Compensation

For the year ended December 31, 2017, the aggregate amount of compensation paid to all our directors and executive officers was approximately R$21.6 million, of which R$14.4 million corresponded to salaries and R$7.2 million corresponded to bonuses.

For the year ended December 31, 2017, our directors and officers did not receive any pension, retirement or similar benefits. For a description of our pension plan, see “—D. Employees—Pension Plans.”

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

One member of the Fiscal Board and his or her alternate must be elected by holders of preferred shares in a separate voting process. The following are the current members of the Fiscal Board:

Members	Alternates	Date Appointed
Flavio Stamm(1)	Gilberto Lerio(1)	April 26, 2017
Cremênio Medola Netto	Juarez Rosa da Silva	April 26, 2017
Charles Edwards Allen	Stael Prata Silva Filho	April 26, 2017

(1)     Mr. Flavio Stamm and Mr. Gilberto Lerio were elected by the preferred shareholders in a separate voting process, with no participation of the controlling shareholder

Committees

Brazilian Corporate Law does not require a corporation to maintain committees responsible for ethics, corporate governance or compensation. Nevertheless, our Board of Directors has created the following committees:

•         Control and Audit Committee;

•         Nominations, Compensation and Corporate Governance Committee;

•         Service Quality and Marketing Committee; and

•         Strategy Committee.

Control and Audit Committee

Our Control and Audit Committee was created by our Board of Directors in December 2002 and is comprised of a minimum of three (3) and a maximum of five (5) directors, who are not members of our Board of Executive Officers, and who are appointed by the Board of Directors to serve as members of the Control and Audit Committee for the duration of their respective terms as members of the Board of Directors. The Committee has its own charter, which was approved by the Board of Directors. The Committee provides support to the Board of Directors.

According to its charter, the Control and Audit Committee shall meet four (4) times per year and whenever called by its chair, and report its conclusions to the Board of Directors. Our Control and Audit Committee and our statutory Fiscal Board may have some similar attributes.

The Control and Audit Committee, among other responsibilities that may be required by the Board of Directors, is responsible for, and charged with informing and providing recommendations to the Board of Directors regarding the following:

•         Submitting to the Board of Directors the appointment of independent auditor as well as the replacement of such independent auditors; the Control and Audit Committee shall also: (a) recommend the compensation to be paid to the Company’s independent auditors; (b) issue opinion on the hiring of the independent auditor to render any other service to the Company; and (c) supervise the independent auditor’s activities in order to assess their independence, the quality of the services and the adequacy of the services considering the Company’s necessities;

•         Examining the Company’s management report and financial statements, including capital budgets, making the necessary recommendations to the Board of Directors;

•         Examining the financial information prepared and disclosed regularly by the Company;

•         Examining the report of the related parties transactions;

•         Assessing the effectiveness and sufficiency of the Company’s internal controls as well as the internal and independent audit procedures, making recommendations deemed necessary to the improvement of policies, practices and procedures; the Control and Audit Committee shall also: (a) supervise the activities of the Company’s internal control departments; (b) supervise the Company’s activities related to internal audit and compliance, including activities related to complaints received by the Company’s Hotline related to the scope of its activities, opining on or due referring the complaints; and (c) assess the effectiveness and sufficiency of the risk and contingency control and management systems;

•         Examining the management bodies’ propositions regarding modification of the share capital, issuance of debentures convertible into shares or subscription bonus, transformation of the corporate type, merger or spin-off, making the recommendations it deems necessary to the Board of Directors;

•         Assessing the compliance, by the Company’s Board of Executive Officers, of the recommendations made by the external and internal independent auditors, as well as inform the Board of Directors regarding possible conflicts between internal audit, external audit and/or the Company’s Board of Executive Officers; and

•         Preparing an annual opinion to be disclosed with the Company’s financial statements, in accordance with applicable law.

The following are the current members of the Control and Audit Committee:

Members	Date Appointed
José María Del Rey Osorio	September 4, 2017
Antonio Gonçalves de Oliveira	June 10, 2016
Narcís Serra Serra	June 10, 2016

Nominations, Compensation and Corporate Governance Committee

Our Nominations, Compensation and Corporate Governance Committee was established in November 1998, and was restructured in October 2004, and consists of three (3) to five (5) directors appointed by the Board of Directors to serve for the duration of their respective terms as members of the Board of Directors. The Committee shall meet two (2) times per year and whenever called by its chair. The Nominations, Compensation and Corporate Governance Committee, among other responsibilities that may be required by the Board of Directors, is charged with:

•         Making recommendations on propositions to amend the Company’s bylaws;

•         Examining propositions for the appointment of members of the other Committees, to be further submitted to the Board of Directors;

•         Opining on propositions for the appointment and withdrawal of the members of the Board of Executive Officers, to be further submitted to the Board of Directors;

•         Deciding on propositions for hiring, establishing compensation and promoting the Company’s vice-presidents and officers of levels A, B and C;

•         Annually assessing the management’s overall compensation, including benefits of any kind and representation fees, taking into consideration their responsibilities, time spent on duties, professional capability and reputation, and the value of their services at the market;

•         Deciding on the annual adjustment of the employees’ compensation at management level (annual program, premises and budget) and at non-management level (program, premises and budget), including collective bargaining agreement to be entered with the unions representing the employees of the Company in each category, as well as examining and approving the Company’s programs regarding the share of profits whenever any rule is changed therein; and

•         Examining corporate governance matters submitted to it by the Board of Executive Officers, making recommendations to the Board of Directors whenever required.

The following individuals are the current members of the Nominations, Compensation and Corporate Governance Committee:

Members	Date Appointed
Luiz Fernando Furlan	February 16, 2018
Eduardo Navarro de Carvalho	November 16, 2016
Francisco Javier de Paz Mancho	June 10, 2016

Service Quality and Marketing Committee

The Service Quality and Marketing Committee was created on December 16, 2004 and provides assistance to our Board of Directors. The Committee consists of at least three (3), and at most five (5), members of our Board of Directors selected periodically to serve for the duration of their respective terms as members of the Board of Directors. The Committee shall meet two (2) times per year and whenever called by its chair. The Committee is responsible for the review and analysis of quality indices measuring our principal services and to ensure that the requisite degree of commercial assistance is furnished to our clients. The Service Quality and Marketing Committee, among other responsibilities that may be required by the Board of Directors, is charged with:

•         Assessing and monitoring the adequacy of the Company’s customers service as well as suggesting improvements whenever any opportunity appears;

•         Examining, analyzing and following-up periodically as to the scores for the quality indexes of the main services rendered by the Company and the quality levels of the Company’s customer services, making recommendations on possible actions whenever any opportunity appears; and

•         Examining, analyzing and following-up periodically on the Company’s quality plans and actions.

The following individuals are the current members of the Service Quality and Marketing Committee:

Members	Date Appointed
Antonio Carlos Valente da Silva	June 10, 2016
Sonia Julia Sulzbeck Villalobos	June 10, 2016
Roberto Oliveira de Lima	June 10, 2016

Strategy Committee

The Strategy Committee was created on October 7, 2016 and provides assistance to our Board of Directors. The Strategy Committee consists of at least three (3), and at most five (5), members of our Board of Directors selected periodically to serve for the duration of their respective terms as members of the Board of Directors. The Committee shall meet two (2) times per year and whenever called by its chair. The Strategy Committee, among other responsibilities that may be required by the Board of Directors, is charged with informing and making recommendations to the Board of Directors regarding the following:

•         Analyzing and accompanying the Company’s strategy plans; and

•         Examining other matters of strategic interest of the Company, as submitted by the Board of Executive Officers.

The following individuals are the current members of the Strategy Committee:

Members	Date Appointed
Julio Esteban Linares Lopez	September 4, 2017
José María Del Rey Osorio	January 4, 2017
Luiz Fernando Furlan	October 7, 2016

D.    Employees

As of December 31, 2017, we had 33,622 employees. We have full-time and part-time employees. Our part-time employees work primarily at our stores and call centers. Our employees are divided into the following categories: 36.2% in production and operations; 37.4% in sales; 19.3% in customer care; and 7.0% in support.

As of December 31, 2016, we had 33,331 employees. We have full-time and part-time employees. Our part-time employees work primarily at our stores and call centers. Our employees are divided into the following categories: 36.8% in production and operations; 35.9% in sales; 19.6% in customer care; and 7.7% in support.

As of December 31, 2015, we had 33,847 employees. We have full-time and part-time employees. Our part-time employees work primarily at our stores and call centers. Our employees are divided into the following categories: 38.0% in production and operations; 34.5% in sales; 19.7% in customer care; and 7.8% in support.

Approximately 10% of our employees are union members. These unions have state representation, so we have employees represented by the unions of all 26 states plus the Federal District. In turn, 19 of these unions are associated with the National Federation of Telecommunications Workers (Fenattel) and other 8 unions are associated with the Interstate Federation of Workers and Researchers in Telecommunications (Fitratelp). Besides these 27 unions, we have employees represented by São Paulo Engineers’ Union.

Our collective bargaining agreement for these employees was renewed for 100% of our employees on September 1, 2017 for the economic clauses, since the social clauses were negotiated in 2016 with validity of two years, that is, all clauses will be in force until August 31, 2018.

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

In March 2016, the process of migrating the PBS Telemig plan to the Telefónica BD plan was approved.

In November 2016, the migration of the Visão Terra plan to the Visão Multi plan was approved.

In December 2016, the migration of the Visão TGestiona and Vivo Prev plans to the Visão Telefônica Plan was approved. In March 2017, this migration process to the Visão Telefônica plan was completed, which impacted 5,829 (or 64%) of the participating employees.

Considering the total workforce, 28.2% of our employees are participants of our private retirement plans.

E.    Share Ownership

None of our directors or executive officers beneficially owns, on an individual basis, 1% or more of our common or preferred shares (including ADSs representing preferred shares) or of our total equity share capital. We currently have three share ownership plans in place:

1)       Performance & Investment Plan (“PIP”)

•         The general shareholders’ meeting of Telefónica S.A. (our indirect controlling shareholder), held on May 18, 2011, approved a new long-term incentive plan - Performance & Investment Plan, or the PIP, for executives of Telefónica S.A. and of other entities within the Telefónica group, including us. The plan grants a certain number of shares of Telefónica S.A. to selected participants who meet the necessary requirements of the program.

•         The new PIP program was divided in three cycles (2011, 2012 and 2013), each of which has a three-year duration, with the start date of each cycle occurring in July 1 of each year.  The cycles are independent of each other.

•         The executives of Telefónica group are eligible to participate in the program and they must remain in the Telefónica group for a minimum period of three years starting from the date they were qualified. In order to deliver the shares to executives at the end of each three-year cycle, the Telefónica group performs an analysis to determine if the evaluation indicators of the shares of Telefónica, which are primarily measured in terms of the total return to shareholders, or TRS, have been achieved.

•         The distribution of shares related to the first cycle (2011-2014) did not occur, given that the minimum TRS set forth in the program was not achieved.

•         The 2012-2015 cycle ended in June 2015 and, after reaching the TSR, 68 executives of the Company were entitled to receive 258,552 shares of Telefónica S.A..

•         The 2013-2016 cycle ended in June 2016 and the distribution of shares did not occur, given that the minimum TRS set forth in the program was not achieved.

•         In 2014, Telefônica approved the extension of this program for three cycles, each lasting three years, beginning on October 1, 2014 and ended on September 30, 2017. The number of shares is communicated early in the cycle, and after the period of three years from the grant date, the shares are transferred to the participant if the specified TRS is reached.

•         The next distributions of shares are scheduled as follows:

•         Cycle 2014-2017: occurred in September 2017, and the distribution of shares did not occur, given that the minimum TRS set forth in the program was not achieved.

•         Cycle 2015-2018: scheduled to occur in September 2018, with 82 executives (including three executives appointed pursuant to the bylaws) of Telefônica Brasil having the potential right to receive 467,966 shares of Telefónica S.A. (including initial shares and co-investing), which, as of December 31, 2017, accrued R$8.2 million.

2)       Global Employee Share Plan (“GESP”)

The program is only available to certain director-level executives, not including members of the Board of Directors and Fiscal Board.

Telefónica’s Annual Shareholders' Meeting, held on May 30, 2014, approved an incentive plan for the acquisition of Telefónica’s shares by the Telefónica Group employees at an international level, including employees of the Company and its subsidiaries. This program is not available to members of the Board of Directors or Fiscal Board.

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

3)       Talent for the Future Share Plan (“TFSP”)

•         The Annual General Shareholders' Meeting of Telefónica held in 2014 approved a long-term program  to reward the commitment, outstanding performance and high potential of its executives globally with the allocation of shares of Telefónica.

•         Participants do not need to pay for their initial shares. The initially expected total duration of the plan is three years. The beginning of the cycle was on October 1, 2014 and finished on September 30, 2017. The number of shares is stated in the beginning of the cycle and, after the period of three years from the grant date, the shares will be transferred to the participant if the goal is reached.

•         The delivery of shares is conditional upon: (i) maintain an active working relationship in the Telefónica Group at the date of the cycle's consolidation; and (ii) the achievement of results which represent the fulfillment of the objectives set for the plan. The level of success is based on the comparison of the evolution of shareholder remuneration considering price and dividends (Total Shareholder Return - TSR) of Telefónica share, vis-à-vis the evolution of TSRs corresponding to a number of companies quoted in the telecommunications industry, which correspond to the Comparison Group. The maximum number of shares allocated in the first open cycle on December 31, 2017 is as follows:

•         Cycle 2014-2017: occurred in September 2017, and the distribution of shares did not occur, given that the minimum TRS set forth in the program was not achieved.

•         Cycle 2015-2018: scheduled to occur in September 2018, with 113 executives of Telefônica Brasil having the potential right to receive 83,500 initial shares of Telefónica S.A., which, as of December 31, 2017, accrued R$1.3 million.

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

On December 31, 2017, Telefónica S.A. owned 34.67% of our common shares, Telefónica Latinoamérica Holding, S.L. owned 8.18% of our common shares and SP Telecomunicações owned 51.46% of our common shares. Since Telefónica Latinoamérica Holding, S.L. is a wholly owned subsidiary of Telefónica and owns 60.60% of the equity share capital of SP Telecomunicações, Telefónica has effective control over 94.47% of our outstanding common shares. Accordingly, Telefónica has the ability to control the election of our Board of Directors and to determine the direction of our strategic and corporate policies. None of Telefónica, Telefónica Latinoamérica Holding, S.L. or SP Telecomunicações has any special voting rights beyond those ordinarily accompanying the ownership of our common and preferred shares.

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

The following tables set forth information relating to the ownership of common and preferred shares by Telefónica, SP Telecomunicações, Telefónica Latinoamérica Holding, S.L., any other shareholders known to us to beneficially own more than 5% of our common or preferred shares and our officers and directors, based on 571,644,217 common shares and 1,119,340,706 preferred shares outstanding as of December 31, 2017. We are not aware of any other shareholder that beneficially owns more than 5% of our common or preferred shares.

Shareholder’s Name	Number of common shares owned	Percentage of outstanding common shares
SP Telecomunicações	294,158,155	51.46%
Telefónica S.A.	198,207,608	34.67%
Telefónica Latinoamérica Holding, S.L.	46,746,635	8.18%
All directors and executive officers as a group	1,507	–

Shareholder’s Name	Number of preferred shares owned	Percentage of outstanding preferred shares
SP Telecomunicações	38,537,435	3.44%
Telefónica S.A.	305,122,195	27.26%
Telefónica Latinoamérica Holding, S.L.	360,532,578	32.21%
Artisan Partners Limited Partnership (1)	77,018,251	6.88%
All directors and executive officers as a group	21,848	–

(1)   The number of preferred shares beneficially owned is as of December 31, 2017, as reported in a Schedule 13G/A filed by Artisan Partners Limited Partnership, Artisan Investments GP LLC, Artisan Partners

Holdings LP and Artisan Partners Asset Management Inc. on February 7, 2018. As set forth in the Schedule 13G/A, Artisan Partners Limited Partnership has shared power to vote 71,342,629 preferred shares and shared power to dispose of 77,018,251 preferred shares. As set forth in the Schedule 13G/A, Artisan Partners Limited Partnership does not have shared power to vote the remainning 5,675,622 preferred shares which Artisan Partners Limited Partnership has reported in its Schedule 13G/A that it beneficially owns. Securities reported on the Schedule 13G/A as being beneficially owned by Artisan Partners Limited Partnership are held by Artisan Partners Limited Partnership and/or one or more of its investment adviser subsidiaries on behalf of investment advisory clients, which may include investment companies registered under the Investment Company Act, employee benefit plans, pension funds or other institutional clients. The business address of Artisan Partners Limited Partnership reported on the Schedule 13G/A is 875 East Wisconsin Avenue, Suite 800, Milwaukee, WI 53202.

As of December 31, 2017, there were a total of 226 ADR holders of record and 181,588,668 ADRs outstanding, representing 181,588,668 preferred shares or 16% of outstanding preferred shares. Since some of these ADRs are held by nominees, the number of record holders may not be representative of the number of beneficial holders.

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

Telefónica S.A.

On January 2, 2008, we entered into a copyright licensing agreement, or Brand Fee agreement with Telefónica S.A., with respect to the brand “Telefonica.” The amounts in connection with these agreements totaled R$332 million in 2017, R$337 million in 2016 and R$337 million in 2015.

Telxius Cable Brasil Ltda (former Telefônica Internacional Wholesales Services Brasil Ltda.)

On June 3, 2002, we entered into a supply agreement for the IP Band with Telefônica Internacional Wholesales Services Brasil Ltda., with respect to the internet transit service, which is a connection dedicated to the transportation of internet traffic. The amounts in connection with these agreements totaled R$174 million in 2017, R$176 million in 2016 and R$174 million in 2015.

Some international roaming services are provided by companies in the Telefónica group.

Telefónica International Wholesale Services, S.L

On April 7, 2016, we entered into a supply agreement for the IP Band with Telefônica Internacional Wholesale Services S.L., with respect to the internet transit service, which is a connection dedicated to the transportation of internet traffic. The amounts in connection with these agreements totaled R$34 million in 2017 and R$49 million in 2016.

Telxius Torres Brasil Ltda.

On March 31, 2016, we entered into a supply agreement for the use of infrastructure owned by Telxius Torres Brasil Ltda by the Company. The amounts in connection with said agreement totaled R$110 in 2017 and R$71 million in 2016.

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

Tax Matters — Probable Loss

Federal Taxes

On December 31, 2017, the company was party to federal administrative and judicial proceedings relating to (i) claims resulting from the non-ratification of compensation and refund requests, formulated by the company; (ii) CIDE (Contribution for Intervention in the Economic Domain) levied on the remittance of funds abroad relating to technical services, administrative assistance and to services of similar nature, as well as royalties (iii) IRRF on interest on shareholder’s equity; (iv) Social Investment Fund (Finsocial) offset amounts; and (v) additional charges to the PIS and COFINS tax base, as well as additional charges to COFINS required by Law No. 9718/98.

In the opinion of management, the chances of loss in the foregoing federal administrative and judicial proceedings is probable. On December 31, 2017, total consolidated provisions for these federal administrative and judicial proceedings amounted to R$502.1 million.

FUST, FISTEL e EBC

On December 31, 2017, the company was party to federal judicial proceedings relating to: (i) non-inclusion of interconnection and EILD expenses in the FUST; (ii) TFI/TFF on mobile stations that are not owned by company; and (iii) contribution to Empresa Brasileira de Comunicação, created by Law No. 11,652/08; On December 31, 2017, total consolidated provisions for these federal administrative and judicial proceedings amounted to R$2,813 million.

State and Municipal Taxes

State Taxes

On December 2017, the company was party to administrative and judicial proceedings in progress referring to (i) ICMS credit not granted; (ii) ICMS not levied on telecommunication services; (iii) disallowance of ICMS credits referring to Covenant 39; (iv) ICMS tax rates; and (v) ICMS tax on internet (data) infrastructure lease payments. On December 31, 2017, total consolidated provisions for these state level administrative and judicial proceedings amounted to R$231.9 million.

Municipal Taxes

On December 31, 2017, the company was party to tax claims at a municipal level, both in the administrative and judicial sphere which, based on the opinion of our legal advisors, are classified as a probable loss, related to (i) real estate property tax (Imposto Predial Territorial e Urbano - IPTU); (ii) Service tax on leases of movable assets for supplementary or intermediate activities; and (iii) Service tax retention on fixed duration service contracts. On December 31, 2017, total consolidated provisions for these municipal level proceedings amounted to R$32.0 million.

Tax Matters — Possible Loss

The following tax proceedings were pending as of December 31, 2017, and, in the opinion of our management and our legal advisors, the chance of loss in these cases is “possible.”

Federal Taxes

On December 31, 2017, the company was party to various federal administrative and judicial proceedings, which are waiting to be tried at various court levels. On December 31, 2017, the total consolidated amount was R$8,226.4 million.

Key proceedings refer to: (i) Non-compliance manifestations due to the ratification of compensation requests made by the company; (ii) social security contribution (INSS) about: (a) on compensation payment for salary devaluation arising from losses caused by “Plano Verão” (Summer Plan) and “Plano Bresser” (Bresser Plan); (b) social security contribution (INSS), SAT (Work Accident Insurance), Social Security and payables to third parties (INCRA and SEBRAE); (c) 11% retention (labor assignment); (iii) Income Tax on foreign currency remittances for the payment of technical and administrative services, as well as on royalties;(iv) Income tax and social contribution – disallowance of costs and miscellaneous expenses not substantiated; (v) deductions of COFINS from loss in swap transactions; (vi) PIS / COFINS accrual basis versus cash basis; (vii) IRPJ payable in connection with allocation of excess funds to Northeast Investment Fund (FINOR), Amazon Region Investment Fund (FINAM) or Economic Recovery Fund of the State of Espírito Santo (FUNRES); (viii) IRPJ and CSLL – disallowance of expenses related to the goodwill arising from the privatization process, Vivo’s corporate restructuring and goodwill from the mergers of Navytree, TDBH, VivoPart and GVTPart; (ix) ex-tariff, abrogation of the benefit from the CAMEX Resolution No. 6, increase in the import tariff from 4% to 28%; (x) industrialization tax (IPI) on the dispatch from company premises of “Fixed access unit” equipment to clients on a lending agreement; (xi) PIS and COFINS on value added services; (xii) INSS on stock options, payment requirement for social security contributions on amounts paid by group companies to employees on behalf of the share purchasing plan; (xiii) financial operations tax (Imposto sobre operações financeiras - IOF), payment requirements for intercompany and credit operations; and (xiv) non-deductibility of operating expenses and expected losses of recoverable amount of the receivables.

In the opinion of management, the chance of loss in these proceedings is possible, consequently, we have not made any provisions in connection with these proceedings.

State Taxes

On December 31, 2017, the company was a party to various state administrative and judicial proceedings, which are ongoing in various court levels. On December 31, 2017, the total consolidated amount was R$18,968.3 million.

Key proceedings refer to: (i) provision of facility, utility and convenience services and equipment rental; (ii) international calls (DDI); (iii) undue credit related to the acquisition of items intended to property, plant and equipment (fixed assets); (iv) lack of proportionate credit reversal referring to the acquisition of property, plant and equipment items (fixed assets); (v) service provided outside São Paulo state with ICMS paid to São Paulo State; (vi) co-billing, (vii) tax substitution with a fictitious tax base (tax guideline); (viii) use of credits related to acquisition of electric power; (ix) secondary activities, value added and supplementary services; (x) tax credits related to opposition/challenges referring to telecommunications services not provided or mistakenly charged (ICMS CONFAZ Covenant 39/01); (xi) shipment of goods with prices lower than acquisition prices (unconditional discounts); (xii) deferred charge of ICMS - Interconnection (DETRAF – Traffic and Service Provision Document); (xiii) credits derived from tax benefits granted by other states; (xiv) disallowance of tax incentives related to cultural projects; (xv) transfers of assets among business units owned by the company; (xvi) communications service tax credits used in provision of services of the same nature; (xvii) card donation for prepaid service activation; (xviii)  reversal of credit from return and free lease in connection with assignment of networks (used by the company itself and exemption from public bodies); (xix) DETRAF (CDR), (xx) ICMS on own consumption; (xxi) ICMS on exemption of public bodies; (xxii) unconditional discounts excluded from ICMS tax basis; (xxiii) restructuring of ledger without prior authorization by the National Treasury Department (STN); (xxiv)  ICMS on monthly subscription; (xxv) exclusion of ICMS on advertising services and unmeasured services ICMS.

In the opinion of our management, the chance of loss in the foregoing state administrative and judicial proceedings is possible, and, consequently, we have not made any provisions in connection with these proceedings.

Municipal Taxes

On December 31, 2017, the company was party to various administrative and judicial proceedings at the municipal level, which are ongoing in various court levels. On December 31, 2017, the total consolidated amount was R$548.0 million.

Key proceedings refer to: (i) ISS (Imposto sobre serviços) – secondary activities, value added and supplementary services; (ii) withholding ISS; (iii) real estate property tax (Imposto Predial Territorial e Urbano - IPTU); (iv) Land Use Fee; (v) municipal fees; (vi) tariff for Use of Mobile Network (TUM), infrastructure lease; (vii) advertising services; (viii) services provided by third parties; (ix) business management consulting services provided by Telefonica Internacional (TISA); (x) ISS levied on caller ID services and on cell phone activation; (xi) service tax on continuous services contracts, provisions, reversals and cancelled invoices; and (xii) ISS on data processing and antivirus programs.

In the opinion of our management, the chance of loss in the foregoing state administrative and judicial proceedings is possible and, consequently, we have not made any provisions in connection with these proceedings.

FUST, FUNTTEL, FISTEL e EBC

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

On December 31, 2017, the total aggregate amount under dispute was R$4,316.6 million.

In the opinion of our management and its legal advisors, the chance of loss in the foregoing proceedings is possible, and, consequently, we have not made any provisions in connection with these proceedings.

FUNTTEL – Fund for the Technological Development of Telecommunications

On December 31, 2017, the company was party to administrative and judicial proceedings, which are waiting to be tried at the lower administrative court and the court of appeals.

Such proceedings concern the collection of contributions to FUNTTEL on other revenues (not related to telecom services), as well as on income and expenses transferred to other operators (interconnection).

On December 31, 2017, the total aggregate amount under dispute was R$493.9 million. In the opinion of our management and its legal advisors, the chance of loss in the foregoing proceeding is possible, but not probable and, consequently, we have not made any provisions in connection with this proceeding.

FISTEL – Telecommunications Supervision Fund

Due extension of the effective license period to use telephone switches in connection with use of landline phone carriers and extension of the right to use radiofrequency in connection with wireless service (wireless carriers), ANATEL charges the Installation Inspection Fee, TFI.

This collection is based on ANATEL’s understanding that such extension would represent a taxable event for TFI. We understand that such collection is unjustified, and separately challenged the aforesaid fee in court. On December 31, 2017, total consolidated amount was R$2,556.4 million, without the respective deposit in full.

In the opinion of our management, the chance of loss in the foregoing proceeding is possible and, consequently, we have not made any provisions in connection with this proceeding.

Tax Contribution to Brazilian Communication Company (“Empresa Brasil de Comunicação – EBC”)

The Union representing telephone companies and mobile cellular services (“Sinditelebrasil”) has been discussed in courts about the legality of the tax contribution to “EBC” to development, public-broadcasting services established by Law No. 11.652/08.

Tax Assessments filed by the “ANATEL” (National Telecommunications Agency) in order to collect the Tax Contribution. On December 31, 2017, the total aggregate amount under dispute was R$279.3 million.

In the opinion of our management and our legal advisors, the chance of loss in the foregoing proceeding is possible and, consequently, we have not made any provisions in connection with this proceeding.

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

Civil Claims

There are several civil claims against the Company. We have recorded R$1.0 billion in provisions for these proceedings where the risks are deemed probable, including the civil proceedings described below:

•         Expansion Plan–PEX. We are defendants in proceedings related to the possible right of individuals who purchased our shares in connection with our network expansion plan after 1996, to receive additional shares from us. These claims are in course through the various levels of the court system and the success rate in each proceeding is classified on a case-by-case basis according to the facts presented in each proceeding. For the proceedings in which the success rate is classified as “probable,” we’ve recorded a provision of R$ 324.2 million.

•         The Company and/or its subsidiaries are defendants in various civil proceedings related to consumers claims both in administrative and judicial courts, specially about poor performance. On December 31, 2017, provisioned amounts totaled R$269.2 million (R$ 386.7 million on December 31, 2016).

•         The Company and/or its subsidiaries are parties to various civil proceedings of non-consumer nature in administrative and judicial courts, all related to the ordinary course of business. On December 31, 2017, provisioned amounts totaled R$ 435.5 million (R$ 396.4 million on December 31, 2016).

There are other several civil claims against the Company for which the chance of loss is deemed possible and for which we have not recorded provisions, including:

•         Pension Benefit Plan Spin-Off. Two Associations - Sistel Participants Association in São Paulo (ASTEL) and  - National Federation of Associations of Retirees and Pensioners and Participants in Pension Funds in Telecom (FENAPAS) filed distinct class actions – with the same object - against the Company, seeking the annulment of the spin-off of the PBS pension benefit plan, that occurred in 2000, and created the specific TELESP–PBS pension benefit plan, and corresponding allocation of resources resulted from the technical surplus and fiscal contingencies existing at that time. The success rate in both of the claims is deemed possible based on the opinion of our legal advisors. The amount involved in both cases cannot yet be determined until an expert appraisal report is conducted since it includes the spun-off portion of Sistel related to the telecommunication operators from the former “Telebrás System.” With respect to the class action filed by ASTEL, the action was ruled in favor of the Company by the lower court. ASTEL filed an appeal, which is awaiting a ruling. With respect to the class action filed by FENAPAS, both the lower and superior courts ruled against the Company. A new appeal of the Company to Superior Court is awaiting a ruling.

•         Class Action filed by SISTEL Participants’ Association (ASTEL) in the state of São Paulo, in which SISTEL associates question the changes made in the HealthCare Plan for Retired Employees (PAMA) of the Association and seek the reestablishment of the status quo. This proceeding is in the appeal phase. The amount cannot be estimated in that it entails a return to the prior conditions.

•         The Company is party to other civil claims, at several Court levels, related to service rendering. Such claims have been filed by individual consumers, civil associations representing consumer rights or by the Bureau of Consumer Protection (PROCON), as well as by the Federal and State Public Prosecutor’s Office. The Company is also party to other claims of several types related to the normal course of business. On December 31, 2017, possible amounts totaled R$2,827 million (R$2,559 million on December 31, 2016).

•         “TGLog is a party to an enforcement proceeding filed in the city of Barueri – SP due to an alleged default of transportation service bills. TGLog alleges that it made legitimate discounts due to contract breaches and losses arising from damages of goods and its customers, which are also subject matter of another proceeding. On December 31, 2017, the case amounted to R$0.2 million (R$1.2 million in December 31, 2016).”

  Terra Networks is part in (i) a claim proposed by a supplier of broadcast rights; (ii) annulment proceeding of penalties before the Consumer Protection Bureau (PROCON); (iii) Compensation Claims; (iv) collection of copyright (ECAD); and (v) claims proposed by former subscribers related to improper collection or breach of contract. On December 31, 2017, the total amount was R$17,340.

•         The Company has received fines regarding the noncompliance with SAC Decree. We currently have various actions (administrative and judicial proceedings). On December 31 2017, amounts totaled R$14.2 million.

Ownership of Caller ID

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

Expiration of Prepaid Plan Minutes

We and our subsidiaries, together with other Brazilian wireless telecommunications operators, are defendants in various lawsuits brought by the public prosecutor’s office and consumer protection associations challenging the imposition of a deadline for the use of purchased prepaid minutes. The plaintiffs allege that purchased prepaid minutes should not expire after any specified deadline. Conflicting decisions have been issued by the courts about this matter. Although we believe that our criteria for imposing the deadline is in compliance with ANATEL’s rules, we believe, based on the opinion of outside counsel, that the likelihood of an unfavorable outcome with respect to this claim is possible.

Regulatory and Antitrust Litigation

We are involved in several administrative and judicial proceedings relating to alleged breaches of obligations by ANATEL and CADE. As of December 31, 2017, amounts for those proceedings were R$6.2 billion, of which R$1.1 billion is provisioned.

Administrative and legal proceedings discussing payment of 2% charge on revenue from interconnection services due to the extension of right of use of SMP-related radiofrequencies. Under clause 1.7 of the Authorization Terms that grant right of use of SMP-related radio frequencies, the extension of right of use of such frequencies entails payment every two years, during the extension period (15 years), of a 2% charge calculated on net revenue from the basic and alternative service plans of the service company, determined in the year before that of payment. In the 15th year, the Company will pay 1% of its prior-year net revenue from the basic and alternative service plans. However, ANATEL determined that the 2% charge should be calculated on revenue from service plans and also on revenue from interconnection services and other operating income, which is not provided for by clause 1.7 of the referred to Authorization Terms. Considering that revenue from interconnection services should not be included in the calculation of the 2% charge for radiofrequency use right extension, the Company filed administrative and legal proceedings challenging these charges, based on ANATEL’s position.

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

Payment of Dividends

We are required by law and our bylaws to hold an annual shareholders meeting until April 30 of each year to approve, among other issues, the allocation of net profits earned during the preceding fiscal year and the declaration of dividends by decision of common shareholders, acting on the recommendation of the executive officers, as approved by the Board of Directors. The payment of annual dividends is based on the financial statements prepared for each fiscal year ending on December 31. Under the Brazilian Corporate Law, dividends are required to be paid within 60 days following the date the dividend is declared to the shareholders of record on the declaration date, unless a resolution by the shareholders sets forth another date of payment, which must occur before the end of the fiscal year.

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

The following table sets forth the dividends or interest on shareholders’ equity paid to holders of our common and preferred shares since 2013 in reais.

Year	Description (Dividends or Interest on Shareholders’ Equity)(1)	Common Shares	Preferred Shares
	(per share/in R$)
2017	Div/Int	2.088332	2.297165
2016	Div/Int	1.742031	1.916234
2015	Div/Int	3.195401	3.514941
2014	Div/Int	2.122786	2.335065
2013	Div/Int	3.946735	4.341409

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

On February 19, 2016, the Board of Directors approved, subject to shareholder approval, a payment of interest on shareholders’ equity for the common and preferred shares totaling R$200 million, which the Company paid on August 22, 2017.

On March 18, 2016, the Board of Directors approved, subject to shareholder approval, a payment of interest on shareholders’ equity for the common and preferred shares totaling R$337 million, which the Company paid on August 22, 2017.

On April 18, 2016, the Board of Directors approved, subject to shareholder approval, a payment of interest on shareholders’ equity for the common and preferred shares totaling R$220 million, which the Company paid on August 22, 2017.

On April 28, 2016, at the General Shareholders Meeting, the shareholders approved the distribution of dividends to the common and preferred shares in the total amount of R$1,287 million based on the closing balance sheet on December 31, 2015, which the Company paid on December 13, 2016.

On June 17, 2016, the Board of Directors approved, subject to shareholder approval, a payment of interest on shareholders’ equity for the common and preferred shares totaling R$161 million. , which the Company paid on August 22, 2017.

On September 19, 2016, the Board of Directors approved, subject to shareholder approval, a payment of interest on shareholders’ equity for the common and preferred shares totaling R$650 million, which the Company paid on August 22, 2017.

On December 19, 2016, the Board of Directors approved, subject to shareholder approval, a payment of interest on shareholders’ equity for the common and preferred shares totaling R$604 million, which the Company paid on December 13, 2017.

On February 13, 2017, the Board of Directors approved, subject to shareholder approval, a payment of interest on shareholders’ equity for the common and preferred shares totaling R$180 million. The payment will be made to common and preferred shareholders who were registered in the Company’s books on February 24, 2017, and it will be made by the end of fiscal year 2018, on a date to be determined by the Company’s Directors.

On March 20, 2017, the Board of Directors approved, subject to shareholder approval, a payment of interest on shareholders’ equity for the common and preferred shares totaling R$350 million. The payment will be made to common and preferred shareholders who were registered in the Company’s books on March 31, 2017, and it will be made by the end of fiscal year 2018, on a date to be determined by the Company’s Directors.

On April 26, 2017, at the General Shareholders Meeting, the shareholders approved the distribution of dividends to the common and preferred shares in the total amount of R$1,914 million based on the closing balance sheet on December 31, 2016, which the Company paid on December 13, 2017.

On June 19, 2017, the Board of Directors approved, subject to shareholder approval, a payment of interest on shareholders’ equity for the common and preferred shares totaling R$95 million. The payment will be made to common and preferred shareholders who were registered in the Company’s books on June 30, 2017, and it will be made by the end of fiscal year 2018, on a date to be determined by the Company’s Directors.

On September 18, 2017, the Board of Directors approved, subject to shareholder approval, a payment of interest on shareholders’ equity for the common and preferred shares totaling R$305 million. The payment will be made to common and preferred shareholders who were registered in the Company’s books on September 29, 2017, and it will be made by the end of fiscal year 2018, on a date to be determined by the Company’s Directors

On December 14, 2017, the Board of Directors approved, subject to shareholder approval, a payment of interest on shareholders’ equity for the common and preferred shares totaling R$1,487 million. The payment will be made to common and preferred shareholders who were registered in the Company’s books on December 26, 2017, and it will be made by the end of fiscal year 2018, on a date to be determined by the Company’s Directors.

Interest on shareholders' equity declared based on Telefônica Brasil's 2017 net profit totaled R$2,417 million. The remaining R$2,192 million were classified as proposed additional dividends and will be submitted to the approval of the 2018 General Shareholders Meeting of the Company.

B.    Significant Changes

None.

ITEM 9.        THE OFFER AND LISTING

A.    Offer and Listing Details

The trading market for our common and preferred shares is the B3.

Our preferred shares began trading on the B3 on September 21, 1998 and are traded on the B3 under the symbol “VIVT4” (formerly TLPP4).” Our common shares trade under the symbol “VIVT3” (formerly TLPP3). On December 31, 2016, we had approximately 1,691.0 million common and preferred shares held by approximately 2.3 million common and/or preferred shareholders.

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

	NYSE		B3		B3
	HIGH	LOW	HIGH	LOW	HIGH	LOW
	(in US$ per ADS)		(in reais per preferred share)		(in reais per common share)
Year ended:
December 31, 2013	27.66	17.94	54.89	41.66	48.45	38.24
December 31, 2014	22.34	16.74	52.51	42.00	43.52	36.60
December 31, 2015	20.27	8.80	54.14	35.75	44.50	30.42
December 31, 2016	15.60	7.98	50.24	32.30	40.69	28.98
December 31, 2017	16.71	13.36	52.58	43.60	45.80	34.59
Year ended December 31, 2016:
First quarter	12.86	7.98	46.60	32.30	39.66	28.98
Second quarter	13.60	11.42	44.72	40.25	37.80	32.86
Third quarter	15.60	13.18	50.24	44.03	40.69	36.02
Fourth quarter	14.59	12.13	47.00	41.93	38.81	33.86
Year ended December 31, 2017:
First quarter	15.51	13.51	48.00	43.60	39.30	34.59
Second quarter	15.49	13.36	48.48	44.90	38.70	35.50
Third quarter	16.71	13.40	52.58	44.15	43.99	34.82
Fourth quarter	16.31	14.56	51.85	47.78	45.80	38.94
Month ended:
August 30, 2017	15.58	14.79	49.23	46.97	41.36	37.06
September 30, 2017	16.71	15.51	52.58	48.76	43.99	39.73
October 31, 2017	16.31	15.32	51.85	50.21	45.80	42.15
November 30, 2017	15.41	14.56	50.41	47.48	42.70	38.94
December 31, 2017	15.40	14.80	51.10	48.45	42.60	39.41
January 31, 2018	16.96	15.04	53.85	48.42	44.00	40.20
February 2018 (through February 20)	17.20	15.79	54.83	51.54	46.23	44.00

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

Under Brazilian Corporate Law, a company is either publicly held and listed, a companhia aberta, or privately held and unlisted, a companhia fechada. All listed companies are registered with the CVM and are subject to reporting requirements to periodically disclose information and material facts. A company registered with the CVM is authorized to trade its securities either on the Brazilian exchange markets, including the B3, or in the Brazilian over-the-counter market. Shares of companies listed on B3 may not simultaneously trade on the Brazilian over-the-counter markets. The over-the-counter market consists of direct trades between persons in which a financial institution registered with the CVM serves as an intermediary. No special application, other than registration with the CVM (and, in case of organized over-the-counter markets, with the relevant over-the-counter market), is necessary for securities of a publicly held company to be traded in this market. To be listed on the B3, a company must apply for registration with the B3 and the CVM.

Trading in securities on the B3 may be suspended under a request from a company in anticipation of a material announcement. Trading in the securities of a particular company may also be suspended under the initiative of B3 or the CVM, among other reasons, due to the belief that the company has provided inadequate information regarding a material event or has provided inadequate responses to inquiries by the CVM or the B3.

Trading on the B3

B3 is a Brazilian publicly held company established in March 2017 when the securities, commodities and futures exchanges activities of BM&FBOVESPA were combined with the activities of CETIP, a provider of financial services for the organized OTC market. B3 is one of the world’s largest financial market infrastructure providers by market value. The services it offers rage from exchange trading, clearing and other post-trade services to registration of over-the-counter (OTC) transactions and of vehicle and real estate loans.

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

To better control the excess of volatility in market conditions, B3 has adopted a “circuit breaker” system pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour whenever the indices of these stock exchanges fall below the limits of 10% and 15%, respectively, compared to the index at the close of trading of the previous trading day. In the event the stock exchange index falls below the limit of 20% in comparison to the previous trading day, B3 may determine the suspension of trading sessions for a certain period to be defined at its sole discretion.

On December 31, 2017, the aggregate market capitalization of the 342 companies listed on B3 was approximately US$955.6 billion. Although all the outstanding shares of an exchange-listed company may trade on a Brazilian stock exchange, in most cases, less than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling entities or persons that rarely trade their shares. For this reason, data showing the total market capitalization of Brazilian stock exchanges tends to overstate the liquidity of the Brazilian equity securities market.

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

With the approval of our Board of Directors and/or Officers, we implemented several measures over the last few years designed to improve our transparency and disclosure practices. We believe these measures will benefit our shareholders, and current and future investors as well as the marketplace in general. Among the measures we have implemented, we have:

•         created a policy for disclosure of material facts or corporate actions and trading of our securities (Política de Divulgação de Ato ou Fato Relevante e de Negociação de Valores Mobiliários);

•         created a policy for internal controls related to the Communication, Recording and Control of Financial and Accounting Information (Normativa sobre Registro, Comunicação e Controle de Informação Financeiro-Contábil);

•         established the Service Quality and Marketing Committee;

•         established the Control and Audit Committee;

•         established the Nominations, Compensation and Corporate Governance Committee;

•         established the Strategy Committee;

•         enacted a procedure to receive and deal with reports of accounting and auditing fraud within the company (Canal de Denúncias);

•         enacted a policy for prior approval of contracting audit services (Normativa sobre Aprovação Prévia de Serviços a serem Prestados pelo Auditor Externo);

•         enacted a policy regarding responsible business dealings (Princípios de Negócio Responsável);

•         enacted an Ethics Code in respect of handling financial information (Normas de Conduta para Financeiros);

•         enected a policy regarding communication of information to the securities market (Normativa sobre Comunicação de Informação aos Mercados); and

•         enacted a policy regarding the prevention and fight against corruption (Diretrizes de Prevenção e Combate à Corrupção).

As determined by the Brazilian Corporate Law, the annual cap for the aggregate compensation of the statutory Board of Directors and Board of Executive Officers is approved by our shareholders at a shareholders meeting. The Nominations, Compensation and Corporate Governance Committee provides information and recommendations to the Board of Directors regarding the criterion for compensation.

Our policy relating to insider trading is determined pursuant to our Política de Divulgação de Ato ou Fato Relevante e de Negociação de Valores Mobiliários in accordance with corporate law. Senior management and members of our Board of Directors and any other employee exposed to sensitive information are subject to the restrictions imposed by such rules. In addition to the prohibition on trading of our shares by such individuals when in possession of insider information, the rules establish blackout trading periods for those periods when insider information is available. In addition, the charter sets forth instructions for dealing with conflicts of interest and mandates disclosure of any such situation.

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

As of December 31, 2017, we had outstanding share capital of R$63,571,415,865.09, comprised of 1,690,984,923 total shares, consisting of 571,644,217 issued common shares and 1,119,340,706 issued preferred shares. All of our outstanding share capital is fully paid. All of our shares are without par value. Under the Brazilian Corporate Law, and in accordance with Law 10,303/01 considering that we were a publicly held company before 2001, the aggregate number of our non-voting and limited voting preferred shares may not exceed two thirds of our total outstanding share capital. In addition, our board of directors may increase our share capital up to 1,850,000,000 common or preferred shares without amendment to our bylaws. Any increase of our share capital above that limit must be approved by a general extraordinary shareholders meeting.

As of December 31, 2017, 2,290,164 common shares were held by us (treasury shares) at a book value per share of R$41.13. As of December 31, 2017, 983 preferred shares were held by us (treasury shares) at a book value per share of R$41.13. As of the date of this annual report, there are no persons to whom any capital of company or any of our subsidiaries is under option or agreed conditionally or unconditionally to be put under option.

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

In addition, at a meeting held on April 30, 2015, the Board of Directors approved a second capital increase in connection with the Public Offering for the Primary Distribution of Shares, due to the exercise, by the Bank of America Merrill Lynch Banco Múltiplo S.A., of the option of over‐allotment of shares that was granted by the Company through the Coordination, Placement and Firm Guarantee of Settlement of Common and Preferred Shares Issued by Telefônica Brasil S.A., in accordance with Article 24 of CVM Instruction 400, of December 29, 2003, as amended, to meet the excess demand verified during the Offering. The Company’s share capital was increased in the amount of R$295.3 million, through the issuance of 6,282,660 preferred shares at the issue price of R$ 47.00 per unit, increasing the share capital of the Company to R$53.9 billion, represented by 503,046,911 common shares and 985,019,821 preferred shares.

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

Board of Directors

Under our bylaws, any matters subject to the approval of our board of directors (conselho de administração) can be approved only by the majority of votes of the present members of our board of directors with a majority of members currently in office. Under our bylaws, our board of directors may only deliberate if a majority of its members are present at a duly convened meeting and in the event of a tie, the Chairman of the Board of Director shall be the tie breaker.

Election of Directors

The members of our board of directors are elected at general meetings of shareholders for concurrent three-year (3) terms. The tenure of the members of the board of directors and of the Board of Executive Officers will be conditioned on such members signing the respective instrument of investiture and complying with applicable legal requirements.

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

Under the Brazilian Corporate Law and the Board of Directors’ internal rules, if one of our directors has a conflict of interest with our company in connection with any proposed transaction, such director may not vote in any decision of our board of directors regarding such transaction and must disclose the nature and extent of his conflicting interest for inclusion in the minutes of the applicable meeting. Brazilian Corporate Law sets forth similar conflict of interest rules applicable to executive officers.

Any transaction in which one of our directors or executive officers may have an interest can only be approved on reasonable and fair terms and conditions that are no more favorable than the terms and conditions prevailing in the market or offered by third parties. If any such transaction does not meet this requirement, then the Brazilian Corporate Law provides that the transaction may be nullified and the interested director or executive officer must return to us any benefits or other advantages that he obtained from, or as result of, such transaction. Under the Brazilian Corporate Law and upon the request of a shareholder who owns at least 5% of our total share capital, our directors and executive officers must disclose to our shareholders at the Annual Shareholders’ Meeting certain transactions and circumstances that may give rise to a conflict of interest. In addition, our company (through the approval of the majority of our share capital) or shareholders who own 5% or more of our share capital may bring an action for civil liability against directors and executive officers for any losses caused to us as a result of a conflict of interest.

Compensation

Under our bylaws, our common shareholders approve the annual cap for aggregate compensation payable to our directors, executive officers and members of our fiscal council. Subject to this approval, our board of directors establishes the compensation of its members and of our executive officers.

As per Brazilian Corporate Law the compensation payable to the members of the fiscal council shall not be less than 10% of the compensation of the company’s executive officers, not including other benefits listed in paragraph three of article 162 thereof.

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

Our board of directors may convene shareholders’ meetings. Under the Brazilian Corporate Law, shareholders’ meetings also may be convened by our shareholders as follows:

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

Each shareholders’ meeting is presided over by the president of the board of directors, who is responsible for choosing a secretary of the meeting. In case of absence of the president of the board of directors at the shareholders’ meeting, the shareholders may choose, among those present, the president and the secretary of the meeting. A shareholder may be represented at a shareholders’ meeting by an attorney-in-fact appointed by the shareholder less than one year before the meeting. The attorney-in-fact must be a shareholder, a member of our board of directors, a member of our board of executive officers, a lawyer or a financial institution, and the power of attorney appointing the attorney-in-fact must comply with certain formalities set forth under Brazilian law. To be admitted to a shareholders’ meeting, a person must produce proof of his or her shareholder status or a valid power of attorney, together with any other requirement provided for in the call notice.

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

Remote Voting

Pursuant to the CVM Instruction No. 561/15, that altered the CVM Instruction No. 481/09, the system of Remote Voting should be adopted by Brazilian companies for:  (i) an Ordinary General Shareholders’ Meeting; (ii) whenever an Extraordinary General Shareholders’ Meeting is called and occurs on the same date as an Ordinary General Shareholders’ Meeting; and (iii) whenever a Shareholders’ Meeting is called to elect the members of the Fiscal Board or of the Board of Directors, due to the requirements set forth in article 21-A, 1st paragraph, item II of CVM Instruction No. 481/09. This system aims to facilitate the participation of the Company’s shareholders in its meetings. This instruction provides for the following:

•	the creation of a Remote Voting Bulletin (“Boletim de Voto a Distância”) through which the shareholders may exercise their right to vote prior to the date in which the shareholders’ meeting is held;
•

the possibility to include in the Remote Voting Bulletin a list of candidates and submit minority shareholders’ proposals, for deliberation at the shareholders’ meeting, upon satisfaction of certain criteria; and

•	the deadlines, procedures and means of transmitting the Remote Voting Bulletin.
In addition, listed companies are required to adopt certain measures regarding the voting process, including:
•	informing the market of the adoption of the cumulative voting process in shareholders’ meetings immediately upon receipt of the first valid requirement; and
•	disclosing voting maps, as well as any voting statement presented by a shareholder at a meeting;

In accordance with the provisions of applicable laws and regulations, Telefônica Brasil S.A. has adopted the Remote Voting System since its Annual Shareholders’ Meeting held on April 26, 2017.

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

Decisions on the transformation of our company into another form of business entity require the unanimous approval of our shareholders, including the holders of our preferred shares.

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

•         preemptive rights in the event of an issuance of our shares, debentures convertible into our shares or subscription bonuses, except with respect to a public offering of our securities; and

•         the right to withdraw from our company under the circumstances specified in the Brazilian Corporate Law.

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

(ix) spinning-off of all or any part of our company; and

(x) the inclusion of an arbitration clause in the company’s Bylaws.

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

Our controlling shareholders, shareholders that appoint members of our board of directors or fiscal council and members of our board of directors, board of executive officers or fiscal council must file a statement reporting any change in their holdings of our shares, or of any family member or person included as dependent in their income tax return, or of our controlling shareholders (only if they are considered public companies), with the CVM and the Brazilian stock exchanges on which our securities are traded.

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

The B3 operates a central clearing system. A holder of our shares may choose, at its discretion, to participate in this system, and all shares that such shareholder elects to be put into the clearing system are deposited in custody with the clearing and settlement chamber of the B3 (through a Brazilian institution that is duly authorized to operate by the Central Bank and maintains a clearing account with the clearing and settlement chamber of the B3). Shares subject to the custody of the clearing and settlement chamber of the B3 are noted as such in our registry of shareholders. Each participating shareholder will, in turn, be registered in the register of the clearing and settlement chamber of the B3 and will be treated in the same manner as shareholders registered in our books.

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

Payment of Dividends and Interest Attributable to Shareholders’ Equity (Juros sobre Capital Próprio)

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

Interest Attributable to Shareholders’ Equity

Brazilian corporations may make payments to shareholders characterized as interest on shareholders’ equity as an alternative form of making dividend distributions. Amounts paid as interest on shareholders’ equity (net of applicable withholding tax, as described below) may be deducted from the minimum dividends we are obligated to distribute to our shareholders in accordance with our bylaws and Brazilian Corporate Law. The rate of interest may not be higher than the federal government’s TJLP, as determined by the Central Bank from time to time (5.5% per annum for the first quarter of 2015, 6.0% per annum for the second quarter of 2015, 6.5% per annum for the third quarter of 2015, 7.0% per annum for the fourth quarter of 2015, 7.5% per annum for 2016 and for the first quarter of 2017, and 7.0% for the remaining quarters of 2017), applied over specific net equity accounts. The total amount distributed as interest on shareholders’ equity may not exceed the greater of (i) 50% of net income (before taking the distribution and any deductions for income taxes into account) for the year with respect to which the payment is made and (ii) 50% of retained earnings for the year before the year with respect to which the payment is made. Payments of interest on shareholders’ equity are decided by the shareholders on the basis of recommendations of our board of directors.

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

According to Section 24-B of Law No. 9,430, as included by Section 23 of Law No. 11.727/08, the Executive branch is empowered to reduce or reinstate the income tax rate of 20% as the element to define a Tax Haven Jurisdiction or a “privileged tax regime”. In December 2014, Ruling No. 488/2014 was published and established that the rate of 20% is reduced to 17% in connection with countries, locations and jurisdictions aligned with international tax transparency standards, as per a definition to be provided by Brazilian Federal Revenue Service.

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

•         tax-exempt organizations;

•         regulated investment companies;

•         real estate investment trusts;

•         insurance companies;

•         persons that own or are deemed to own 10% or more of our stock by vote or value;

•         persons required for U.S. federal income tax purposes to conform the timing of income accruals to their financial statements under Section 451 of the Code;

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

Taxation of Distributions

Distributions paid on preferred shares or ADSs (including distributions to shareholders that are treated as interest on shareholders’ equity for Brazilian tax purposes) will generally be treated as dividends to the extent paid out of current or accumulated earnings and profits (as determined under U.S. federal income tax principles).  Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Subject to applicable limitations that may vary depending upon your circumstances and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid by “qualified foreign corporations” to certain non-corporate U.S. Holders are taxable at the rates applicable to long-term capital gains. A foreign corporation is treated as a “qualified foreign corporation” with respect to dividends paid on stock that is readily tradable on a securities market in the United States, such as the NYSE, where our ADSs are traded. You should consult your tax adviser regarding the availability of the reduced tax rate on dividends in your particular circumstances.

The amount of a dividend will include any amounts withheld in respect of Brazilian taxes.  The amount of the dividend will be treated as foreign-source dividend income to you and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations under the Code. Dividends will be included in your income on the date of your, or in the case of ADSs, the depositary’s, receipt of the dividend. The amount of any dividend income paid in reais will be a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of such receipt, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, you should not be required to recognize foreign currency gain or loss in respect of the dividend income. If the dividend is not converted into U.S. dollars on the date of receipt, you will have a basis in reais equal to the U.S. dollar value on the date of receipt. You may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

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

Passive Foreign Investment Company Rules

We believe that we were not a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for our 2017 taxable year. However, because PFIC status depends on the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year. If we were a PFIC for any taxable year during which a U.S. Holder held preferred shares or ADSs, gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of the preferred shares or ADSs would be allocated ratably over the U.S. Holder’s holding period for the preferred shares or ADSs.  The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for such taxable year, and an interest charge would be imposed on the resulting tax liability. Further, to the extent that any distribution received by a U.S. Holder on its preferred shares or ADSs exceeded 125% of the average of the annual distributions on preferred shares or ADSs received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the preferred shares or ADSs. U.S. Holders should consult their tax advisers to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in their particular circumstances.  If we are a PFIC for any taxable year during which a U.S. Holder owns our preferred shares or ADSs, the U.S. Holder will generally be required to file Internal Revenue Service (“IRS”) Form 8621 with its annual U.S. federal income tax return, subject to certain exceptions.

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

Certain U.S. Holders who are individuals or closely-held entities may be required to report information on IRS Form 8938 relating to their ownership of securities of a non-U.S. person, subject to certain exceptions (including an exception for securities held in certain accounts maintained by financial institutions, in which case the accounts may be reportable if maintained by a non-U.S. financial institution). U.S. Holders are urged to consult their tax advisers regarding the effect, if any, of these rules on their ownership and disposition of preferred shares or ADSs.

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

Persons depositing or withdrawing shares, receiving distributions or holding ADSs on the applicable record date, as applicable, must pay:	For:
Up to US$5.00 per 100 ADSs (or fraction thereof) issued	• Issuance of ADSs upon deposit of Shares, excluding issuances as a result of distributions
Up to US$5.00 per 100 ADSs (or fraction thereof) surrendered	• Delivery of deposited securities against surrender of ADSs
Up to US$5.00 per 100 ADSs (or fraction thereof) held

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

Citibank N.A. has agreed to reimburse us for expenses related to establishment and maintenance expenses of the ADS program. The depositary has agreed to reimburse us for our continuing annual stock exchange listing fees. The depositary has also agreed to pay the standard out-of-pocket maintenance costs for the ADRs, which consist of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls. It has also agreed to reimburse us annually for certain investor relations programs or special investor relations promotional activities. In certain instances, the depositary has agreed to provide additional payments to us based on any applicable performance indicators relating to the ADR facility. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. During 2017, we received from Citibank N.A., our depositary, US$2.7 million, for the services described above.

PART II

ITEM 13.      DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

As of December 31, 2017, we were not in default under any of our obligations and there were no dividend arrearages or delinquencies.

ITEM 14.      MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.      CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, are responsible for establishing and maintaining our disclosure controls and procedures. These controls and procedures were designed to ensure that information relating to us required to be disclosed in the reports that we file under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We evaluated these disclosure controls and procedures under the supervision of our CEO and CFO as of December 31, 2017. Based on this evaluation, our CEO and CFO concluded that our disclosure controls and procedures were adequate and effective and were designed to ensure that material information relating to us and our consolidated subsidiaries are made known to them by others within those entities to allow timely decisions relating to the required disclosure.

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

Management evaluated the effectiveness of internal control over financial reporting under the supervision of our Chief Executive Officer, or CEO and Chief Financial Officer or CFO as of December 31, 2017 based on the criteria set out in the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework, or the 2013 framework, and concluded that, as of December 31, 2017, our internal control over financial reporting was adequate and effective.

Report of the Registered Public Accounting Firm

PricewaterhouseCoopers Auditores Independentes, the independent registered public accounting firm that has audited our consolidated financial statements, has issued a report on the effectiveness of our internal control over financial reporting as of December 31, 2017. This report appears on page F-3.

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

ITEM 16.      [RESERVED]

ITEM 16A.   AUDIT COMMITTEE FINANCIAL EXPERT

Our Control and Audit Committee is comprised of a minimum of three (3) and a maximum of five (5) nonexecutive directors. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Committees—Control and Audit Committee.” Our Board of Directors has designated José María Del Rey Osorio, an independent member of our Board of Directors under Brazilian rules and a member of our Control and Audit Committee, as the Company’s “audit committee financial expert,” as such term is defined by the SEC. There are some similar functions between the Control and Audit Committee and our statutory Fiscal Board (Conselho Fiscal), the latter of which meets the requirements of the general exemption from the listing standards for audit committees set forth in Exchange Act Rule 10A-3(c)(3). See “Item 16D. Exemptions from the Listing Standards for Audit Committees Procedures.”

ITEM 16B.   CODE OF ETHICS

Our administration’s ethics conduct, as our employees’ daily performance is governed by a code of business conduct and ethics called the “Princípios de Negócio Responsável” or the Telefónica Business Principles – Telefônica’s code of ethics. Its global guidelines define the way we do business with all stakeholders and generate long term value to our shareholders and society as a whole. In addition, the Business Principles set forth mechanisms for decision making when facing ethical dilemmas and situations that eventually are not in accordance with the law. We promote periodical training to our employees aiming to reinforce our code of ethics’ (PNR) concepts and principles reaching 100% of our personnel.

The Compliance Department’s mission is to be a role model in ensuring applicability of anti-corruption compliance law and corporate ethics, generating value to stakeholders, protecting the company and its employees, reducing risks of non-compliance and increasing even more Telefônica’s culture which is based on ethics and integrity. The Compliance Department works together with other areas of the company to maintain our business excellence.

At Telefônica Brasil, the compliance program, named as #VivoDeAcordo, has important pillars to its solid implementation: total commitment from top management; a robust structure of highly qualified and skilled employees responsible for the program’s actions; regular analysis and evaluation of business risks; internal policies addressing diverse subjects, such as prevention of corruption, information security, gifts and entertainment, among others, in line with global guidelines and internal regulations well-structured and available to all employees; periodic compliance trainings for current and new employees and an active channel to answer questions about the entire program.

The program applies to all employees (including directors and board members) and also to allies through prevention, detection, remediation and integrity actions, such as through regular communication about the program for Telefônica’s stakeholders, anticorruption training on applicable laws, including the FCPA, policies available in our intranet portal, compliance channel among others.

   The company is aware of the importance of its supply chain for its international presence, the impact and involved values in its business transactions volume. For this reason, Telefonica promotes, establishes and maintains high level of legal duties with respect of its suppliers, promoting among them not only compliance quality/service standards, but also ethical, social, environmental and privacy standards in any relationship with Telefônica’s supply chain.

 As one of the pillars of our code of ethics (Princípios de Negócio Responsável), the respect and commitment to human rights guide regular and periodic evaluation of the impacts in our value chain. We conduct periodic risk assessment to identify, mitigate and manage compliance risks under the orientation of the UN’s framework “protect, respect and remedy.”

The Telefónica Business Principles are available and open to consultation for employees on the Telefónica Intranet site as well as for the general public on the Telefónica external website (https://www.telefonica.com/en/web/about_telefonica/strategy/business-principles). These Business Principles were modified in 2017 in order to include, among others, several new principles related to privacy and data protection, security, responsible communication practices, the protection of minority shareholders as well as to reinforce other principles including the anti-corruption principle. No waivers were granted in 2017.

ITEM 16C.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

In the chart below we have detailed: (1) the expenses accrued in respect of the fees for services rendered by PricewaterhouseCoopers Auditores Independentes, our independent auditor for the fiscal years ended December 31, 2017; and (2) the expenses accrued in respect of the fees for services rendered by Ernst & Young Auditores Independentes S.S., our independent auditor for the fiscal years ended December 31, 2016 and December 31, 2015:

	2017	2016	2015
	(in millions of reais)
Audit Fees	10.5	12.3	8.9
Audit-Related Fees	0.3	0.3	1.5
Total	10.8	12.6	10.4

Audit Fees

Services included under this heading are mainly the audit of the annual and reviews of interim financial statements, work to comply with the requirements of the Sarbanes-Oxley Act (Section 404) and the review of the 20-F report to be filed with US Securities and Exchange Commission (SEC).

Audit-Related Fees

This heading mainly includes services related to the review of the information required by regulatory authorities and the review of corporate responsibility reports.

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

On June 9, 2017, the Company announced to its shareholders and the market in general that its Board of Directors approved a plan for repurchase of preferred and common shares issued by the Company for subsequent cancellation, sale or holding in treasury, as follows:

(i)

Program Objective: acquisition of common and preferred shares issued by the Company for subsequent cancellation, sale or holding in treasury, with no capital reduction, for the purpose of increasing shareholder value through the efficient application of available cash, optimizing the allocation of capital.

(ii)

Resources: the buybacks will be made through the use of the capital reserve balance set forth in the latest balance sheet published on March 31, 2017 (R$1.8 billion), except the reserves referred to in Article 7, § 1, of ICVM 567.

(iii)

Expiration Date: beginning from the date of the Board of Directors' resolution, shall remain in force up to December 8, 2018, and the acquisitions shall be made on the São Paulo Stock Exchange (B3 – Brasil, Bolsa,  Balcão) at market prices, observing the legal limits.

(iv)	Number of Shares to be acquired: up to a maximum of 870,781 common shares and 41,510,761 preferred shares.

(v)

Number of Outstanding Shares: 31,609,446 common shares and 415,111,003 preferred shares; considering the 2,290,164 common shares and 339 preferred shares in treasury; and excluding shares held by controlling shareholders, by persons related to them, and by administrators, under Article 8, section I, § 3 of ICVM 567.

(vi)	Intermediary Financial Institutions: the operation will be performed through Bradesco Corretora S.A. CTVM, headquartered at Avenida Paulista, 1450 / 7th floor - São Paulo/SP.

Information about the Program for the Buyback of Shares Issued by the Company, including those required under the CVM Instructions No. 567/15 and No. 480/09, as amended, and additional documents are available to shareholders at the Company’s headquarters, on the Company’s investor relations page on its website, as well as on the websites of the CVM and B3.

Until December 31, 2017, the Company repurchased 706 preferred shares, with an average price per share of R$45.39, in accordance with our Share Buyback Program disclosed through a notice to the market (fato relevante) on June 9, 2017, as an extension of the program initiated on December 12, 2015. The repurchases occurred in the following dates: (1) on June 1, 2017, we repurchased 45 preferred shares; (2) on July 5, 2017, we repurchased 661 preferred shares. The following table sets forth certain information with respect to our purchases of equity securities during the year ended December 31, 2017:

Year ended December 31, 2017
Period of Fiscal Year	Total Number of Preferred Shares Purchased	Average Price Paid per Preferred Share (R$)	Total Number of Preferred Shares Purchased as Part of Publicly Announced Plans or Programs(1)	Maximum Number of Preferred Shares that May Yet Be Purchased Under the Plans or Programs
January 1 to January 31	–	–	–	41,510,761
February 1 to February 28	–	–	–	41,510,761
March 1 to March 31	–	–	–	41,510,761
April 1 to April 30	–	–	–	41,510,761
May 1 to May 31	–	–	–	41,510,761
June 1 to June 30	45	47.31	45	41,510,716
July 1 to July 31	661	45.26	661	41,510,055
August 1 to August 31	–	–	–	41,510,055
September 1 to September 30	–	–	–	41,510,055
October 1 to October 31	–	–	–	41,510,055
November 1 to November 30	–	–	–	41,510,055
December 1 to December 31	–	–	–	41,510,055
Total	706	45.39	706	41,510,055

(1) For a more detailed description of our plan, see the information above under the heading “—Plan for the Purchase of Shares Issued by the Company” and note 22(f) to our financial statements.

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

The Brazilian Corporate Law and our bylaws require that our directors be elected by our shareholders at a general shareholders meeting. Ten of our directors were appointed by our common shareholders, and one director was appointed by representatives of our minority preferred shareholders. Seven of our directors are independent in accordance with the rules of B3’s Novo Mercado.

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

Executive Sessions

The NYSE standards require non-management directors of listed companies to meet at regularly scheduled executive sessions without management. In addition, our Board of Directors’ internal rules set forth that the secretary of the Board of Directors shall summon regular meetings or sessions without the attendance of members of the Company's Board of Executive Officers even if they are member of the Board of Directors.

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

We are subject to the corporate governance provisions of the Brazilian Corporate Law and of CVM Instruction 480 (as amended by CVM Instruction 586 issued on June 8, 2017), which requires us to disclose certain corporate governance guidelines. Under CVM Instruction 480, we must disclose information regarding our adoption of the governance practices set forth in the Brazilian Corporate Governance Code - Public Companies (the “Governance Code”).  Thus, we are required to disclose a report named “Report on the Brazilian Corporate Governance Code - Public Companies” within seven months from the closing date of each fiscal year.  Notwithstanding, since the governance practices set forth in the Governance Code are imposed only on a “comply or explain” basis, adherence to the recommendations described therein is not mandatory, however an explanation must be disclosure with respect to any recommendations set forth therein that we do not adopt.

In addition, we have a Nominations, Compensation and Corporate Governance Committee that establishes our corporate governance guidelines, which we disclose to the public on an annual basis.

ITEM 16H.  MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.      FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this Item.

ITEM 18.      FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-105.

ITEM 19.      EXHIBITS

Exhibit number	Description
1.1	Bylaws of Telefônica Brasil S.A., as amended (unofficial English translation).
2.1

Deposit Agreement dated as of January 28, 2013, among Telefônica Brasil S.A., Citibank, N.A., as Depositary, and Owners and Beneficial Owners of American Depositary Receipts issued thereunder. (Incorporated by reference to Exhibit 99 (A) to our Registration Statement of American Depositary Receipt shares on Form F-6 (No. 333-201244), filed with the SEC on December 23, 2014)

4.1

Contract and Justification of the Merger of Telefônica Data Brasil Holding S.A. into Telecomunicações De São Paulo S.A. – TELESP and Partial Spin-Off of Telefônica Empresas S.A. dated March 9, 2006. (Incorporated by reference to Exhibit B to our Form CB, filed with the SEC on March 14, 2006)

4.2

Grant Contract for Fixed Commuted Telephone Service in Local Modality (Sector 31) between Agência Nacional De Telecomunicações and Telecomunicações De São Paulo S.A. – TELESP dated June 30, 2011 (unofficial English translation). (Incorporated by reference to Exhibit 4(B).1 to our Annual Report on Form 20-F for the year ended December 31, 2011, filed with the SEC on April 20, 2012)

4.3

Grant Contract for Fixed Commuted Telephone Service in Long-Distance Modality (Sector 31) between Agência Nacional De Telecomunicações and Telecomunicações De São Paulo S.A. – TELESP dated June 30, 2011 (unofficial English translation). (Incorporated by reference to Exhibit 4(B).2 to our Annual Report on Form 20-F for the year ended December 31, 2011, filed with the SEC on April 20, 2012)

4.4

Certificate of Authorization to Provide Multimedia Communication Service between Agência Nacional de Telecomunicações – ANATEL and Global Telecom S.A. dated March 19, 2004 (English language summary). (Incorporated by reference to Exhibit 4(B).1 to our Annual Report on Form 20-F for the year ended December 31, 2012, filed with the SEC on March 20, 2013)

4.5

Authorization Agreement of the Personal Mobile Service (Region II) between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A. dated January 18, 2010 (English language summary). (Incorporated by reference to Exhibit 4.3 to our Annual Report on Form 20‑F for the year ended December 31, 2013, filed with the SEC on March 19, 2014)

4.6

Authorization Agreement of the Personal Mobile Service (Region III) between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A. dated January 18, 2010 (English language summary). (Incorporated by reference to Exhibit 4.4 to our Annual Report on Form 20‑F for the year ended December 31, 2013, filed with the SEC on March 19, 2014)

4.7

Authorization Agreement to Provide Commuted Fixed Telephone Service in Local Modality (Regions I and II) between Agência Nacional De Telecomunicações and Telefônica Brasil S.A. dated September 5, 2011 (English language summary). (Incorporated by reference to Exhibit 4.5 to our Annual Report on Form 20‑F for the year ended December 31, 2013, filed with the SEC on March 19, 2014)

Exhibit number	Description
4.8

Certificate of Authorization to Provide Commuted Fixed Telephone Service in National Long-Distance Modality (Regions I and II) between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A. dated September 5, 2011 (English language summary). (Incorporated by reference to Exhibit 4.6 to our Annual Report on Form 20‑F for the year ended December 31, 2013, filed with the SEC on March 19, 2014)

4.9

Certificate of Authorization to Provide Commuted Fixed Telephone Service in International Long-Distance Modality (Regions I and II) between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A. dated September 5, 2011 (English language summary). (Incorporated by reference to Exhibit 4.7 to our Annual Report on Form 20‑F for the year ended December 31, 2013 filed with the SEC on March 19, 2014)

4.10

Authorization Agreement of the Personal Mobile Service (Region I) between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A. dated February 7, 2012 (English language summary). (Incorporated by reference to Exhibit 4.8 to our Annual Report on Form 20‑F for the year ended December 31, 2013, filed with the SEC on March 19, 2014)

4.11

Authorization Agreement for Spectrum Blocks Associated with Personal Mobile Service (Region III) between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A. dated October 16, 2012 (English language summary). (Incorporated by reference to Exhibit 4.9 to our Annual Report on Form 20‑F for the year ended December 31, 2013, filed with the SEC on March 19, 2014)

4.12

Authorization Agreement for Spectrum Blocks Associated with Personal Mobile Service (Region II) between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A. dated October 16, 2012 (English language summary). (Incorporated by reference to Exhibit 4.10 to our Annual Report on Form 20‑F for the year ended December 31, 2013 filed with the SEC on March 19, 2014)

4.13

Authorization Agreement for Spectrum Blocks Associated with Personal Mobile Service (Region III) between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A. dated October 16, 2012 (English language summary). (Incorporated by reference to Exhibit 4.11 to our Annual Report on Form 20‑F for the year ended December 31, 2013, filed with the SEC on March 19, 2014)

4.14

Authorization Agreement for Spectrum Blocks Associated with Personal Mobile Service and Multimedia Communication (Areas identified by the National Codes 13, 14, 15, 16, 17, 18 and 19, in the state of São Paulo) between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A. dated October 16, 2012 (English language summary). (Incorporated by reference to Exhibit 4.12 to our Annual Report on Form 20‑F for the year ended December 31, 2013, filed with the SEC on March 19, 2014)

4.15

Authorization Agreement for Spectrum Blocks Associated with Personal Mobile Service and Multimedia Communication (States of Alagoas, Ceará, Minas Gerais, Paraíba, Pernambuco, Piauí, Rio Grande do Norte and Sergipe) between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A. dated October 16, 2012 (English language summary). (Incorporated by reference to Exhibit 4.13 to our Annual Report on Form 20‑F for the year ended December 31, 2013, filed with the SEC on March 19, 2014)

4.16

Authorization Agreement for Conditional Access Service in the entire Brazilian territory between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A. dated March 18, 2013 (Incorporated by reference to Exhibit 4.14 to our Annual Report on Form 20‑F for the year ended December 31, 2013, filed with the SEC on March 19, 2014)

Exhibit number	Description
4.17

Authorization Agreement for Conditional Access Service in the entire Brazilian territory between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A. dated March 18, 2013 (Incorporated by reference to Exhibit 4.15 to our Annual Report on Form 20-F for the year ended December 31, 2013, filed with the SEC on March 19, 2014)

4.18

Authorization Agreement for Conditional Access Service in the entire Brazilian territory between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A. dated March 18, 2013 (Incorporated by reference to Exhibit 4.16 to our Annual Report on Form 20-F for the year ended December 31, 2013, filed with the SEC on March 19, 2014)

4.19

Authorization Agreement for Conditional Access Service in the entire Brazilian territory between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A. dated March 18, 2013 (Incorporated by reference to Exhibit 4.17 to our Annual Report on Form 20-F for the year ended December 31, 2013, filed with the SEC on March 19, 2014)

4.20

Authorization Agreement for Conditional Access Service in the entire Brazilian territory between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A. dated March 18, 2013 (Incorporated by reference to Exhibit 4.18 to our Annual Report on Form 20-F for the year ended December 31, 2013, filed with the SEC on March 19, 2014)

4.21

Authorization Agreement for Conditional Access Service in the entire Brazilian territory between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A. dated March 18, 2013 (Incorporated by reference to Exhibit 4.19 to our Annual Report on Form 20-F for the year ended December 31, 2013, filed with the SEC on March 19, 2014)

4.22

Authorization Agreement for Radiofrequency Blocks Associated with Personal Mobile Service (States of Rio de Janeiro, Minas Gerais, Espírito Santo, Bahia, Sergipe, Alagoas, Pernambuco, Paraíba, Rio Grande do Norte, Ceará and Piauí) between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A. dated December 2, 2014 (Incorporated by reference to Exhibit 4.22 to our Annual Report on Form 20-F for the year ended December 31, 2014, filed with the SEC on February 27, 2015).

4.23

Authorization Agreement for Radiofrequency Blocks Associated with Personal Mobile Service (Federal District of Brasilia and the States of Rio Grande do Sul, Santa Catarina, Paraná, Mato Grosso do Sul, Mato Grosso, Goiás, Tocantins and Rondônia.) between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A. dated December 2, 2014 (Incorporated by reference to Exhibit 4.23 to our Annual Report on Form 20-F for the year ended December 31, 2014, filed with the SEC on February 27, 2015).

4.24

Authorization Agreement for Radiofrequency Blocks Associated with Personal Mobile Service (State of São Paulo) between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A. dated December 2, 2014 (Incorporated by reference to Exhibit 4.24 to our Annual Report on Form 20-F for the year ended December 31, 2014, filed with the SEC on February 27, 2015).

4.25

Stock Purchase Agreement and Other Covenants, dated as of September 18, 2014, by and among Vivendi S.A., Société d’Investissements et de Gestion 72 S.A. and Société d’Investissements et de Gestion 108 SAS, as sellers, Telefônica Brasil S.A., as purchaser, and GVTPar, GVT Operadora and Telefónica, S.A. (Incorporated by reference to Exhibit 4.25 to our Annual Report on Form 20-F for the year ended December 31, 2014, filed with the SEC on February 27, 2015) †

8.1	List of Subsidiaries

Exhibit number	Description
12.1	Section 302 Certification of the Chief Executive Officer.
12.2	Section 302 Certification of the Chief Financial Officer.
13.1	Section 906 Certification of the Chief Executive Officer.
13.2	Section 906 Certification of the Chief Financial Officer.
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

†      Confidential information has been omitted and filed separately with the Securities and Exchange Commission.  Confidential treatment has been requested with respect to this omitted information.

*      As permitted by Rule 405(a)(2)(ii) of Regulation S-T, the registrant’s XBRL (eXtensible Business Reporting Language) information will be furnished in an amendment to this Form 20-F that will be filed no more than 30 days after the date hereof. In accordance with Rule 406T(b)(2) of Regulation S-T, such XBRL information will be furnished and not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, will be deemed not filed for purposes of Section 18 of the Exchange Act of 1934, as amended, and otherwise will not be subject to liability under those sections.

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

Date: February 21, 2018

Telefônica Brasil S.A.

Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

Telefônica Brasil S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheet of Telefônica Brasil S.A. and its subsidiaries as of December 31, 2017 (“Company”), and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the year ended December 31, 2017, including the related notes (collectively referred to as the “consolidated financial statements”).  We also have audited the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of their operations and their cash flows for the year ended December 31, 2017 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in Item 15 - Controls and Procedures -  Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.  Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances.  We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers Auditores Independentes

São Paulo Brazil

February 21, 2018

We have served as the Company’s auditor since 2017.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

Telefônica Brasil S.A.

We have audited the accompanying consolidated balance sheet of Telefônica Brasil S.A. (the “Company”) and subsidiaries as of December 31, 2016, and the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the two years in the period ended December 31, 2016. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Telefônica Brasil S.A. and subsidiaries as of December 31, 2016, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2016, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

/s/ ERNST & YOUNG Auditores Independentes S.S.

São Paulo, Brazil

February 22, 2017

TELEFÔNICA BRASIL S.A.
Consolidated Balance Sheets
At December 31, 2017 and 2016
(In thousands of reais)

ASSETS	Note	12.31.17	12.31.16
Current assets		16,731,666	18,398,995
Cash and cash equivalents	4	4,050,338	5,105,110
Trade accounts receivable	5	8,588,466	8,701,688
Inventories	6	348,755	410,413
Taxes recoverable	7.a	2,563,990	3,027,230
Judicial deposits and garnishments	8	324,638	302,424
Prepaid expenses	9	446,439	343,092
Derivative financial instruments	31	87,643	68,943
Other assets	10	321,397	440,095

Noncurrent assets		84,651,169	83,667,264
Short-term investments pledged as collateral		81,486	78,166
Trade accounts receivable	5	273,888	305,411
Taxes recoverable	7.a	743,285	476,844
Deferred taxes	7.b	371,408	27,497
Judicial deposits and garnishments	8	6,339,167	6,049,142
Prepaid expenses	9	23,116	36,430
Derivative financial instruments	31	76,762	144,050
Other assets	10	88,935	55,565
Investments	11	98,902	85,745
Property, plant and equipment	12	33,222,316	31,924,918
Intangible assets	13	43,331,904	44,483,496

TOTAL ASSETS		101,382,835	102,066,259

The accompanying notes are an integral part of these Consolidated Financial Statements.

TELEFÔNICA BRASIL S.A.
Consolidated Balance Sheets
At December 31, 2017 and 2016
(In thousands of reais)

LIABILITIES AND EQUITY	Note	12.31.17	12.31.16
Current liabilities		17,862,531	20,438,575
Personnel, social charges and benefits	14	723,380	760,643
Trade accounts payable	15	7,447,100	7,611,246
Taxes, charges and contributions	16	1,731,315	1,770,731
Dividends and interest on equity	17	2,396,116	2,195,031
Provisions	18	1,434,911	1,183,623
Deferred revenue	19	372,561	429,853
Loans and financing	20	1,620,955	2,542,975
Debentures	20	1,412,486	2,120,504
Derivative financial instruments	31	5,239	183,212
Other liabilities	21	718,468	1,640,757

Noncurrent liabilities		14,058,946	12,383,265
Personnel, social charges and benefits	14	23,284	11,016
Trade accounts payable	15	-	71,907
Taxes, charges and contributions	16	49,448	49,131
Deferred taxes	7.b	709,325	-
Provisions	18	6,709,839	6,625,638
Deferred revenue	19	350,637	511,786
Loans and financing	20	2,320,147	3,126,792
Debentures	20	3,108,253	1,433,803
Derivative financial instruments	31	15,412	1,404
Other liabilities	21	772,601	551,788

TOTAL LIABILITIES		31,921,477	32,821,840

Equity		69,461,358	69,244,419
Capital	22	63,571,416	63,571,416
Capital reserves	22	1,213,522	1,272,581
Income reserves	22	2,463,228	2,474,974
Other comprehensive income acumulated	22	21,328	11,461
Additional proposed dividends	22	2,191,864	1,913,987

TOTAL LIABILITIES AND EQUITY		101,382,835	102,066,259

The accompanying notes are an integral part of these Consolidated Financial Statements.

TELEFÔNICA BRASIL S.A.
Consolidated Income Statements
Years ended December 31, 2017, 2016 and 2015
(In thousands of reais, except earnings per share)

	Note	2017	2016	2015
Net operating revenue	23	43,206,832	42,508,459	40,286,815
Cost of sales	24	(20,272,530)	(20,823,014)	(20,345,076)
Gross profit		22,934,302	21,685,445	19,941,739

Operating income (expenses)		(16,302,065)	(15,317,426)	(14,702,141)
Selling expenses	24	(13,136,474)	(12,455,366)	(12,005,477)
General and administrative expenses	24	(2,443,105)	(2,793,386)	(2,142,459)
Other operating income	25	464,182	968,479	538,239
Other operating expenses	25	(1,186,668)	(1,037,153)	(1,092,444)
Operating income		6,632,237	6,368,019	5,239,598

Financial income	26	1,755,958	2,781,359	4,728,665
Financial expenses	26	(2,659,002)	(4,015,900)	(5,576,843)
Equity pickup	11	1,580	1,244	2,036
Income before taxes		5,730,773	5,134,722	4,393,456
Income and social contribution taxes	27	(1,121,983)	(1,049,480)	(973,207)

Net income for the year		4,608,790	4,085,242	3,420,249

Basic and diluted earnings per common share (in R$)	22	2.56	2.27	2.15
Basic and diluted earnings per preferred share (in R$)	22	2.82	2.50	2.37

The accompanying notes are an integral part of these Consolidated Financial Statements.

TELEFÔNICA BRASIL S.A.
Consolidated Statements of Other Comprehensive Income
Years ended December 31, 2017, 2016 and 2015
(In thousands of reais)

	Note	2017	2016	2015
Net income for the year		4,608,790	4,085,242	3,420,249

Other comprehensive income (losses) that may be reclassified into income (losses) in subsequent periods		9,867	(14,007)	(206,997)
Unrealized gains ( losses) on investments available for sale	11	338	83	(1,870)
Gains (losses) on derivative financial instruments	31	(2,417)	4,803	(344,610)
Taxes		707	(1,661)	117,804
Cumulative Translation Adjustments (CTA) on transactions in foreign currency	11	11,239	(17,232)	21,679

Other comprehensive income (losses) not to be reclassified into income (losses) in subsequent periods		(113,811)	(156,266)	264,990
Actuarial gains (losses) and limitation effect of the assets of surplus plan	30	(171,296)	(236,767)	401,500
Taxes		57,485	80,501	(136,510)
		(113,811)	(156,266)	264,990

Other comprehensive income (losses)		(103,944)	(170,273)	57,993

Comprehensive income for the year		4,504,846	3,914,969	3,478,242

The accompanying notes are an integral part of these Consolidated Financial Statements.

TELEFÔNICA BRASIL S.A.
Consolidated Statements of Changes in Equity
Years ended December 31, 2017, 2016 and 2015
(In thousands of reais)
		Capital reserves			Income reserves
	Capital	Special goodwill reserve	Other capital reserves	Treasury shares	Legal reserve	Tax incentive reserve	Expansion and modernization reserve	Retained earnings	Proposed additional dividends	Other comprehensive income acumulated	Total equity
Balances at December 31, 2014	37,798,110	63,074	2,665,482	(112,107)	1,532,630	1,849	-	-	2,768,592	232,465	44,950,095
Payment of additional dividend for 2014	-	-	-	-	-	-	-	-	(2,768,592)	-	(2,768,592)
Prescribed equity instruments, including unclaimed dividends and interest on equity	-	-	-	-	-	-	-	494,001	-	-	494,001
Corporate Income Tax Return (DIPJ) adjustments – Tax incentives	-	-	-	-	-	5,079	-	(5,079)	-	-	-
Cancelation of treasury shares according to the Special Shareholders' Meeting of 3/12/15	-	-	(112,107)	112,107	-	-	-	-	-	-	-
Capital increase – Special Shareholders’ Meeting of 04/28/15	15,812,000	-	-	-	-	-	-	-	-	-	15,812,000
Direct costs on capital increase (net of taxes) according to the SSM of 04/28/15	-	-	(58,657)	-	-	-	-	-	-	-	(58,657)
Capital increase – Special Shareholders’ Meeting of 04/30/15	295,285	-	-	-	-	-	-	-	-	-	295,285
Direct costs on capital increase (net of taxes) according to the SSM of 04/30/15	-	-	(3,776)	-	-	-	-	-	-	-	(3,776)
Capital increase – Merger of GVTPart shares – SSM of 05/28/15	9,666,021	-	(1,188,707)	-	-	-	-	-	-	-	8,477,314
Dissenters' right – Acquisition of GVTPart.	-	-	-	(87,805)	-	-	-	-	-	-	(87,805)
Equity transactions	-	-	(4,940)	-	-	-	-	-	-	-	(4,940)
Other comprehensive income (loss)	-	-	-	-	-	-	-	264,990	-	(206,997)	57,993
Net income for the year	-	-	-	-	-	-	-	3,420,249	-	-	3,420,249
Allocation of income:											-
Legal reserve	-	-	-	-	171,013	-	-	(171,013)	-	-	-
Interim interest on equity	-	-	-	-	-	-	-	(1,745,925)	-	-	(1,745,925)
Interim dividends	-	-	-	-	-	-	-	(270,000)	-	-	(270,000)
Expansion and Modernization Reserve	-	-	-	-		-	700,000	(700,000)	-	-	-
Additional proposed dividends	-	-	-	-	-	-	-	(1,287,223)	1,287,223	-	-
Balances at December 31, 2015	63,571,416	63,074	1,297,295	(87,805)	1,703,643	6,928	700,000	-	1,287,223	25,468	68,567,242
Payment of additional dividend for 2015	-	-	-	-	-	-	-	-	(1,287,223)	-	(1,287,223)
Prescribed equity instruments, including unclaimed dividends and interest on equity	-	-	-	-	-	-	-	221,559	-	-	221,559
Preferred shares delivered referring to the judicial process of expansion plan	-	-	2	15	-	-	-	-	-	-	17
DIPJ adjustment - Tax incentives	-	-	-	-	-	10,141	-	(10,141)	-	-	-
Other comprehensive income	-	-	-	-	-	-	-	(156,266)	-	(14,007)	(170,273)
Net income for the year	-	-	-	-	-	-	-	4,085,242	-	-	4,085,242
Allocation of income:											-
Legal reserve	-	-	-	-	204,262	-	-	(204,262)	-	-	-
Interim interest on equity	-	-	-	-	-	-	-	(2,172,145)	-	-	(2,172,145)
Reversal of expansion and Modernization Reserve	-	-	-	-	-	-	(700,000)	700,000	-	-	-
Expansion and Modernization Reserve	-	-	-	-	-	-	550,000	(550,000)	-	-	-
Additional proposed dividends	-	-	-	-	-	-	-	(1,913,987)	1,913,987	-	-
Balances at December 31, 2016	63,571,416	63,074	1,297,297	(87,790)	1,907,905	17,069	550,000	-	1,913,987	11,461	69,244,419
Payment of additional dividend for 2016	-	-	-	-	-	-	-	-	(1,913,987)	-	(1,913,987)
Unclaimed dividends and interest on equity	-	-	-	-	-	-	-	101,778	-	-	101,778
Repurchase of preferred shares	-	-	-	(32)	-	-	-	-	-	-	(32)
Preferred shares delivered referring to the judicial process of expansion plan	-	-	-	2	-	-	-	-	-	-	2
DIPJ adjustment - Tax incentives	-	-	-	-	-	10,815	-	(10,815)	-	-	-
Other comprehensive income	-	-	-	-	-	-	-	(113,811)	-	9,867	(103,944)
Equity transactions (Note 1 c.1)	-	-	(59,029)	-	-	-	-	-	-	-	(59,029)
Net income for the year	-	-	-	-	-	-	-	4,608,790	-	-	4,608,790
Allocation of income:											-
Legal reserve	-	-	-	-	230,439	-	-	(230,439)	-	-	-
Interim interest on equity	-	-	-	-	-	-	-	(2,416,639)	-	-	(2,416,639)
Reversal of expansion and Modernization Reserve	-	-	-	-	-	-	(550,000)	550,000	-	-	-
Expansion and Modernization Reserve	-	-	-	-	-	-	297,000	(297,000)	-	-	-
Additional proposed dividends	-	-	-	-	-	-	-	(2,191,864)	2,191,864	-	-
Balances at December 31, 2017	63,571,416	63,074	1,238,268	(87,820)	2,138,344	27,884	297,000	-	2,191,864	21,328	69,461,358

TELEFÔNICA BRASIL S.A.

Consolidated Statements of Cash Flows
Years ended December 31, 2017, 2016 and 2015
(In thousands in reais)

	2017	2016	2015
Cash flows from operating activities

Income before taxes	5,730,773	5,134,722	4,393,456
Adjustment for:
Depreciation and amortization	7,853,734	7,654,406	6,814,951
Foreign exchange on loans and derivative financial instruments	57,832	75,075	613,927
Monetary losses	543,852	620,570	299,544
Equity pickup	(1,580)	(1,244)	(2,036)
Losses (gains) on write-off/sale of assets	(74,337)	(451,215)	66,029
Provision for impairment - accounts receivable	1,481,015	1,348,221	1,230,675
Change in liability provisions	(93,479)	273,664	265,072
Write-off and reversals for impairment - inventories	(45,089)	(36,898)	(35,692)
Pension plans and other post-retirement benefits	31,511	5,243	36,666
Provisions for tax, civil, labor and regulatory contingencies	999,419	985,176	1,014,080
Interest expense	926,220	1,049,553	919,908
Increase (decrease) divestiture	-	(32,924)	(8,448)
Increase (decrease) customer loyalty program	(5,856)	(39,683)	3,223
Other	(2,881)	(3)	(8)

Changes in assets and liabilities
Trade accounts receivable	(1,274,181)	(1,739,550)	(1,841,659)
Inventories	106,393	230,116	(81,820)
Taxes recoverable	(330,398)	(823,360)	(616,012)
Prepaid expenses	11,051	105,845	111,288
Other assets	82,109	23,202	(264,021)
Personnel, social charges and benefits	(42,830)	53,005	(169,220)
Trade accounts payable	121,577	(707,998)	178,043
Taxes, charges and contributions	180,915	601,970	106,829
Other liabilities	(2,065,631)	(1,392,510)	(1,791,114)
	8,459,366	7,800,661	6,850,205

Cash generated from operations	14,190,139	12,935,383	11,243,661

Interest paid	(859,586)	(926,223)	(949,386)
Income and social contribution taxes paid	(689,493)	(568,335)	(397,070)

Net cash (used in) generated by operating activities	12,641,060	11,440,825	9,897,205

Cash flows from investing activities
Additions to PP&E, intangible assets and others	(8,367,660)	(7,470,869)	(6,792,895)
Cash received from sale of PP&E items	20,672	778,819	19,902
Cash paid for acquisition of companies, net of cash acquired	(206,649)	-	(8,528,986)
Net payment of derivative contracts on acquisition of GVT	-	-	682,695
Cash received from sale of investments	31,804	-	-
Redemption of (increase in) judicial deposits	83,500	(202,525)	(6,431)
Dividends and interest on equity received	-	3	8
Other	111	-	-

Net cash (used in) generated by investing activities	(8,438,222)	(6,894,572)	(14,625,707)

Cash flows from financing activities
Payment of loans, financing and debentures	(4,485,495)	(2,171,100)	(8,710,567)
Loans and financing raised	3,055,876	466,629	1,285,210
Received of derivative financial instruments	107,846	132,410	1,008,226
Payment of derivative financial instruments	(267,254)	(239,379)	(461,421)
Payment for reverse split of shares	-	(164)	-
Dividend and interest on equity paid	(3,668,551)	(2,966,384)	(3,678,665)
Capital increase	-	-	16,107,285
Direct capital increase costs	-	-	(89,605)
Payment to Dissenters' rights - shareholders	-	-	(87,805)
Treasury shares	(32)	-	-

Net cash (used in) generated by financing activities	(5,257,610)	(4,777,988)	5,372,658

Increase (decrease) in cash and cash equivalents	(1,054,772)	(231,735)	644,156

Cash and cash equivalents at beginning of the year	5,105,110	5,336,845	4,692,689
Cash and cash equivalents at end of the year	4,050,338	5,105,110	5,336,845

Telefônica Brasil S. A.

Notes to Consolidated Financial Statements

Years ended December 31, 2017, 2016 and 2015

(In thousands of reais, unless otherwise stated)

1)   OPERATIONS

a) Background information

Telefônica Brasil S.A. (“Company” or “Telefônica Brasil”) is a publicly held corporation operating in telecommunication services and in the performance of activities that are necessary or useful in the rendering of such services, in conformity with the concessions and authorizations it has been granted. The Company, headquartered at Avenida Engenheiro Luiz Carlos Berrini, No. 1376, in the city and State of São Paulo, Brazil, is a member of Telefónica Group (“Group”), with headquarters in Spain and present in several countries of Europe and Latin America.

At December 31, 2017 and 2016, Telefónica S.A.  (“Telefónica”), the Group holding company, held total direct and indirect interest in the Company (Note 22).

The Company is registered in the Brazilian Securities Commission ("CVM") as a publicly-held company under Category A (issuers authorized to trade any marketable securities) and has shares traded on the B3 (company resulting from the combination of activities between BM&FBovespa and CETIP – Central Custody and Settlement of Securities). The Company is also listed in the Securities and Exchange Commission ("SEC"), of the United States of America, and its American Depositary Shares ("ADSs") are classified under level II, backed only by preferred shares and traded on the New York Stock Exchange ("NYSE").

b) Operations

The Company operates in the rendering of: (i) Fixed Switched Telephone Service Concession Arrangement ("STFC"); (ii) Multimedia Communication Service ("SCM", data communication, including broadband internet); (iii) Personal Mobile Service ("SMP"); and (iv) Conditioned Access Service ("SEAC" - Pay TV), throughout Brazil, through concessions and authorizations, as established in the General Plan of Concessions ("PGO").

Service concessions and authorizations are granted by the Brazil's Telecommunications Regulatory Agency ("ANATEL"), the agency responsible for the regulation of the Brazilian telecommunications sector under the terms of Law No. 9472 of July 16, 1997 - General Telecommunications Law ("Lei Geral das Telecomunicações" - LGT), amended by Laws No. 9986, of July 18, 2000, and No. 12485, of September 12, 2011. The operation of such concessions is subject to supplementary regulations and plans.

In accordance with the STFC service concession agreement, in every two years, during the agreement's 20-year term, the Company shall pay a fee equivalent to 2% of its prior-year STFC revenue, net of applicable taxes and social contribution taxes (Note 21). The Company's current STFC concession agreement is valid until December 31, 2025.

In accordance with the authorization terms for the usage of radio frequencies associated with SMP, in every two years after the first renewal of these agreements, the Company shall pay a fee equivalent to 2% of its prior-year SMP revenue, net of applicable taxes and social contribution taxes (Note 21), and in the 15th year the Company will pay 1% of its prior-year revenue. The calculation will consider the net revenue from the application of Basic and Alternative Services Plans. These agreements can be extended only once for a term of 15 years.

The Company's authorization terms ("TA") for the operation of SMP, according to the SMP General Authorization Plan ("PGA"), are: (i) Region I - TA n. 078/2012 / PVCP / SPV-ANATEL; (ii) Region II - TA n ° 005/2010 / PVCP / SPV-ANATEL; and (iii) Region III - TA n ° 006/2010 / PVCP / SPV-ANATEL.

The terms of authorization for the use of the radio frequency bands are granted based on the results obtained in the respective radio frequency auction conducted by ANATEL and are associated with the authorization terms for operating the service in each region.

The following is a summary of the authorizations for the use of radio frequency bands, granted to the Company.

Radiofrequency	Band (MHz)		License Expiration (Year)
450 MHz	14	(1)	2027	-
700 MHz	20	-	2029	-
850 MHz	25	(2)	2020-2028	(3)
900 MHz	5	(4)	2020-2023	(5)
1800 MHz	20	(6)	2020-2023	(5)
1900 MHz	10	(7)	2022	-
2100 MHz	20-30	(10)	2023	-
2500 MHz	40	(8)	2027-2031	(9)

(1)  State SP (cities with código nacional CN 13 to 19), MG and Northeast (AL, CE, PB, PE, PI, RN and SE).

(2) Except Northeast (CN 8X) and areas corresponding to sectors 03, 22, 25, 30 and 32 of the PGO / 1998.

(3) Regional Licenses: The expiration and renewal dates depend on the region. Licenses in Rio de Janeiro and Espírito Santo should expire in 2020 and 2023, respectively.

(4) Only in some regions.

(5) MG Interior expiry date 2020; the remaining licenses will expire in 2023.

(6) 20 MHz is the most common bandwidth, but is higher in some regions (up to 50 MHz).

(7) Only Northeast (CN 8X) and areas corresponding to sectors 22, 25, 30 and 32 of PGO / 1998. The licenses should be migrated to the frequency of 2100 MHz ("L-band realignment", which allows the use of 3G technology) when approved by Anatel.

(8) 40 MHz is the most common bandwidth, but is 60 MHz in some regions.

(9) The X band will expire in 2027 and the P band will expire in 2031.

(10) 30MHz in regions where the "L band" has already been migrated to the 2100 MHz frequency; 20 MHz in other regions.

c) Relevant events occurred in 2017 and 2016

c.1) Acquisition of Terra Networks by Wholly-Owned Subsidiary

On July 3, 2017, the Company informed that its wholly-owned subsidiary Telefônica Data S.A. ("TData") has acquired all the shares representing the capital stock of Terra Networks Brasil S.A. ("Terra Networks"), owned by SP Telecomunicações Participações Ltda. ("SPTE"), one of the controlling shareholders of the Company ("Transaction").

Terra Networks is a provider of digital services (own and third-party value-added services ("VAS") and carrier billing, as well as mobile channels for sales and relationships) and advertising.

TData is a company dedicated to the exploration of VAS, as well as integrated business solutions in telecommunications, technical assistance of telecommunications equipment and networks, maintenance of equipment and networks and development of projects.

The total price paid for the acquisition of shares issued by Terra Networks was  R$ 250,000, in a single installment, with no need for any financing, using only the cash available of TData. Such value was calculated based on the economic value of the Terra Networks, according to the discounted cash flow criterion, with a base date of April 30, 2017, based on an appraisal report contracted by TData Board of Directors.

The Transaction was subject to conditions usually applicable to this type of deal, and was preceded by a legal and financial audit in relation to Terra Networks and valuation by an independent company.

The Transaction was not subject to obtaining any regulatory authorizations or approvals by the Company's regulators and the way it was structured does not change the Company's shareholding structure or cause any dilution to its shareholders, generating value to them through accelerated growth of digital services and increased operational efficiency, there are no significant costs related to the Transaction.

The purpose of the Transaction was to expand and integrate the commercial offer of digital services that can add immediate value to the customer base of TData and of the Company, as well as generating TData service offers to Terra Networks' customer base and subscribers and, thanks to the national presence of Terra Networks' operation and expertise, generate leverage for TData advertising business. In addition, since the Company has the skills to create new digital media products for mobile and advertising and Terra Networks has know-how in selling, attending and operating digital services for specific customers, the acquisition by TData will also facilitate the synergy between the companies involved, in addition to maximize the unification of the commercial conditions maintained with suppliers.

Accounting Method

Considering that business combinations between entities under common control have not yet been specifically addressed by International Financial Reporting Standards (IFRS), an entity is required to apply the hierarchy in paragraphs 10-12 of IAS 8 - Accounting Policies, Change of Estimates and Error Correction to choose the accounting policy to be adopted.

An entity may therefore choose to account for combinations of entities under common control using the Acquisition Method based on IFRS 3 (R) or the carrying amount of the net assets acquired ("Pooling of Interests" or "Predecessor Value Method"), with the guidance provided by other accounting standard-setting bodies with a Conceptual Framework similar to IFRSs.

This Transaction, which as previously described, involves companies under common control, was accounted for at the book value of the net assets acquired (“Predecessor Value Method”), as certain requirements for the use of the acquisition method set forth in IFRS 3 (R). Consequently, the difference between the consideration given in exchange for the equity interest obtained and the value of the net assets acquired was recorded in TData's equity.

Upon completion of the Transaction, as from July 3, 2017, Terra Networks became a direct subsidiary of TData and indirectly owned by the Company.

We present below the composition of the book value of identifiable net assets acquired in the amount of R$190,971.

Current assets	163,579	Current liabilities	86,892
Cash and cash equivalents	43,351	Personnel, social charges and benefits	17,327
Accounts receivable	61,276	Trade accounts payable	51,198
Derivative financial instruments	404	Taxes, charges and contributions	14,643
Taxes recoverable	22,658	Derivative financial instruments	16
Other assets	35,890	Other liabilities	3,708

Noncurrent assets	228,575	Noncurrent liabilities	114,291
Deferred taxes	117,885	Personnel, social charges and benefits	508
Judicial deposits and garnishments	102,373	Taxes, charges and contributions	229
Other assets	740	Other Provisions	112,874
Property and equipment	7,047	Other liabilities	680
Intangible assets	530

		Book value of assumed liabilities	201,183

		Book value of identifiable net assets acquired	190,971

		Total consideration	250,000

Book value of assets acquired	392,154	Adjustment to equity in TData and Company	59,029

Provision for Probable Risks and Contingent Liabilities

The agreement for the sale and purchase of this Transaction contains terms and provisions common to this type of transaction, including indemnification of certain liabilities, contingent or materialized, arising from acts or facts occurring up to the date of the Transaction, reducing the amounts already provisioned for the respective contingencies, which were considered in the purchase price.

At the date of the Transaction, Terra Networks was involved in administrative and judicial proceedings related to tax, civil and labor matters, whose unfavorable outcomes are considered probable and possible, as the case may be.

Other information

The net book value of trade accounts receivable provided by Terra Networks totals R$61,276, which does not differ from the gross amount of R$69,995, net of estimated losses for impairment of R$8,719.

From the date of acquisition until the conclusion of the financial statements for the period ended December 31, 2017, Terra Networks contributed R$155,224 of consolidated net operating revenue and R$179,615 of consolidated net income to the Company, mainly due to the recognition of R$125,191 of income tax on tax losses and negative basis of social contribution (note 7 b).

c.2) Corporate restructuring - 2016

The Shareholders’ Meeting held on April 1, 2016, approved corporate restructuring in accordance with the terms and conditions proposed on March 14, 2016.

The corporate restructuring was approved by ANATEL through Ruling No. 50,169, dated January 22, 2016, which was published in the DOU on January 28, 2016, with the conditions provided therein.

GVT Participações S.A. (“GVTPart.”) was the parent company of Global Village Telecom S.A. ("GVT"), companies controlled by the Company from May 28, 2015 to April 1, 2016. GVT was the direct controlling holder of POP Internet Ltda. (“POP”), and indirect controlling holder of Innoweb Ltda. (“Innoweb”), both with head offices in Brazil.

POP is a provider of free Internet access and content. Innoweb (subsidiary of POP) provides services using VoIP technology (voicer over IP), which allows calls using the Internet, with the facilities inherent in this environment.

The corporate restructuring occurred on the same date as the Shareholders’ Meeting mentioned above, as follows: (i) GVT was spun-off and its net assets, including assets, rights and obligations related to telecommunications activities, were absorbed by GVTPart., where as the remaining portion relating to assets, rights and obligations related to activities other than telecommunications was absorbed by POP; and (ii) the net assets of GVTPart. (after the merger of GVT’s net assets, item (i)) was merged into the Company.

The corporate restructuring intends to standardize the services provided by the companies involved in this process by (i) concentrating the rendering of telecommunication services in a single company, i.e., the Company; and (ii) migrating of activities that were provided by GVT, other than telecommunication services to POP.

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

Pursuant to the provisions of article 137 of Law No. 6404/76 and its further amendments, the corporate restructuring does not entitle the Company’s shareholders to the right of withdrawal. Furthermore, considering that there are no minority shareholders of GVTPart., since it is a wholly-owned subsidiary of the Company, there is no question of right to withdrawal or exercise of the right to withdraw by GVTPart. non-controlling shareholders as provided for in article 136, item iv, and article 137 of Law No. 6404/76 and its further amendments.

c.3 Acquisition of GVT Participações S.A. (“GVTPart.”)

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

Payment for acquisition of GVTPart. shares was made as follows: (i) €4.663 billion paid in cash after contractual adjustments for net debt assumed on the execution date; and (ii) Company-issued shares delivered to FRHolding108 as a result of the merger of GVTPart shares by the Company, representing 12% of the Company’s capital stock after the merger of shares.

As a result of the merger of GVTPart. shares, the Company’s capital increased by R$9,666,021, with the issuance of 68,597,306 common shares and 134,320,885 preferred shares, all registered, no-par value shares, based on the economic value of merged shares calculated using the discounted cash flow method and on the appraisal report on GVTPart’s economic value prepared by an expert firm, in accordance with article 252, paragraph 1, together with article 8, of Law No. 6404/76.  The difference between the economic value of merged shares and the market value of shares issued on the transaction closing date was recognized in “Other Capital Reserves”, in the amount of R$1,188,707.

This transaction was subject to obtaining of applicable corporate and regulatory approvals, including from Brazil’s Administrative Council for Economic Defense (“CADE”) and ANATEL, further to other conditions usually applicable to this type of transaction. The transaction was approved by ANATEL under Act No. 448 of January 22, 2015, published in the Official Federal Gazette (“DOU”) on January 26, 2015, and by CADE at the 61st ordinary session of its Trial Court, held on March 25, 2015, and published in the Official Federal Gazette (“DOU”) on March 31, 2015.

Once the acquisition transaction was completed on May 28, 2015, the Company held direct interest in GVTPart and indirect interest in GVT. GVTPart. is headquartered in Brazil as its business purpose includes participation in other companies, whether national or foreign, as partner, shareholder or member. Its direct subsidiary (GVT) provides landline telephone, data, multimedia communication and pay-tv services throughout Brazilian territory.

Under IFRS 3 (R) – Business Combinations, business acquisitions are accounted for using the acquisition method.  The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the fair value of assets transferred, the liabilities assumed at the acquisition date from the former acquiree’s shareholders and equity interests issued in exchange for control over the acquiree.

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
(1) Derivative transactions refer to cash flow hedges to protect the amount due in Euros to Vivendi, for the acquisition of GVTPart., against exchange rate variation of the amount.

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

Current assets	1,557,651	Current liabilities	5,299,662
Cash and cash equivalents	390,255	Personnel, social charges and benefits	170,989
Accounts receivable	947,378	Trade accounts payable	611,425
Inventories	4,641	Taxes, charges and contributions	346,569
Taxes recoverable	147,057	Loans and financing	3,968,615
Other assets	68,320	Provisions	17,866
		Other liabilities	184,198
Noncurrent assets	12,026,239
Short-term investment pledged as collateral	17,871	Noncurrent liabilities	3,857,855
Taxes recoverable	65,798	Trade accounts payable	67,742
Deferred taxes (4)	610,873	Taxes, charges and contributions	1,342
Judicial deposits and garnishments	551,275	Loans and financing	3,088,414
Other assets	7,052	Other Provisions (3)	679,294
Property and equipment (1)	7,970,117	Other liabilities	21,063
Intangible assets (2)	2,803,253
		Fair value of assumed liabilities	9,157,517

		Fair value of identifiable net assets acquired	4,426,373

		Goodwill (5)	12,837,141

Fair value of assets acquired	13,583,890	Total consideration, net of Cash Flow Hedge	17,263,514

(1)     This includes the allocation of appreciation of property, plant and equipment items (R$409,601).

(2)     This includes the allocation of fair value assigned to the brand (R$59,000), customer portfolio (R$2,523,000), appreciation and other intangibles assets (R$20,394).

(3)     This includes the allocation of fair value assigned to contingent liabilities (R$512,648).

(4)     This includes the allocation of deferred taxes on contingent liabilities (R$174,300).

(5)     This refers to goodwill recorded on the acquisition of GVTPart. based on expected synergies resulting from the business combination. This amount has already been used for tax purposes.

The main purpose of the Company’s acquiring of control over GVTPart was to enable the integration of landline, mobile, data and TV telecommunication services in Brazil, with a view to operating more efficiently. The acquisition of GVTPart. allows the Company to obtain significant synergies in revenues and costs, thus generating opportunities of cross sales in the individual and corporate markets, also allowing optimization of investments, improvement of service quality, reduction of cost of content, acquisition and platform in the pay-tv business, due to economies of scale, as well as reduction of general and administrative expenses, not affecting the Company’s growth potential.

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

If GVT succeeds in receiving (being reimbursed, refunded or netting) these funds, they will be returned to Vivendi, as long as they are obtained in a final unappeasable decision.  The period for returning such amount is of up to 15 years. The fair value of the contingent consideration on the acquisition date is R$344,217, recorded in the Company’s noncurrent liabilities as “Loans, Financing and Debentures” (Note 20), which is subject to monthly monetary adjustments based on the Selic rate.

Fair value of contingent liabilities

According to IFRS 3 (R) - Business Combinations, the acquirer must recognize, on the acquisition date, contingent liabilities assumed in a business combination, even if it is not probable that cash outflows will be required to settle the obligation, as long as it is a present obligation arising from past events and its fair value can be measured reliably.

In compliance with these requirements, contingent liabilities were recognized the amount of R$512,648 of contingent liabilities at fair value, which were determined considering the expected cash outflow required to settle the obligation on the acquisition date.

2)    BASIS OF PREPARATION AND PRESENTATION OF FINANCIAL STATEMENTS

a) Statement of compliance

The consolidated financial statements were prepared and are presented in accordance with the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

b) Basis of preparation and presentation

The Company’s financial statements for the years ended December 31, 2017, 2016 and 2015 are presented in thousands of reais (unless otherwise stated), which is the Company’s functional currency and were prepared under the going concern assumption.

The Board of Directors authorized the issue of these consolidated financial statements at the meeting held on February 16, 2018.

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

For comparability of the consolidated financial statements (income statement, statements of comprehensive income, statements of value added and statements of cash flows) for years ended December 31, 2017, 2016 and 2015, the effects of acquisition of Terra Networks by TData occurred on July 3, 2017 (note 1.c.1).

The accounting policies adopted in the preparation of the consolidated financial statements for the year ended December 31, 2017 are consistent with those used in the preparation of the consolidated annual financial statements for the year ended December 31, 2016. The following amendments to standards published by the International Accounting Standards Board (IASB) come into force for annual periods beginning on or after January 1, 2017:

•       Improvements to IFRS 2014-2016: The annual improvements projects provide a vehicle for making non-urgent but necessary amendments to IFRS, with the aim of removing inconsistencies and clarifying wording. The amendments related to IFRS 12 Disclosure of Interests in other Entities, aimed clarifying the scope of the standard, come into force for annual periods beginning on or after January 1, 2017, whereas the rest of the improvements come into force for annual periods beginning on or after January 1, 2018. The amendments related to IFRS 12 do not have an impact on the Company’s consolidated financial statements since, as of December 31, 2017, the Company does not have participations that are classified as held for sale, as held for distribution or as discontinued operations.

•       Amendments to IAS 7, Disclosure Initiative: The amendments to IAS 7 require entities to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows, such as the issue and repayments of loans, and non-cash changes, such as unpaid acquisitions, sales and exchange differences.

•       Amendments to IAS 12, Recognition of Deferred Tax Assets for Unrealised Losses: The amendments clarify the requirements on recognition of deferred taxes when the tax base of an asset exceeds its fair value.

The Company considered these amendments in the preparation of the annual consolidated financial statements; however, did not generate a significant impact on its results or financial position.

On the date of preparation of these financial statements, the following IFRS amendments had been published; however, their application was not mandatory. The Company does not adopt early any pronouncement, interpretation or amendment that has been issued, before application is mandatory.

Standards and amendments		Mandatory application: annual periods beginning on or after
IFRS 9	Financial Instruments	January 1, 2018

---------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

IFRS15	Revenue from Contracts with Customers	January 1, 2018

---------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

Clarifications to IFRS 15	Revenue from Contracts with Customers , issued on April 12, 2016	January 1, 2018

---------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

Amendments to IFRS 2	Classication and Valuation of Share Based Transactions	January 1, 2018

---------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

Amendments to IFRS 4	Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts	January 1, 2018

---------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

Amendments to IAS 40	Transfers of Investiment Property	January 1, 2018

---------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

IFRIC 22	Foreign Currency Transactions and Advance Consideration	January 1, 2018

---------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

Improvements to IFRS Standards	2014-2016 Cycle	January 1, 2018

---------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

Improvements to IFRS Standards	2015-2017 Cycle	January 1, 2019

---------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

IFRS 16	Leases	January 1, 2019

---------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

IFRIC23	Uncertainty over Income Tax Treatments	January 1, 2019

---------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

Amendments to IFRS 9	Prepayment Features with Negative Compensation	January 1, 2019

---------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

Amendments to IAS 28	Long-term Interest in associates and Joint Ventures	January 1, 2019

---------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

IFRS 17	Insurance Contracts	January 1, 2021

---------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

Amendments to IFRS 10 and IAS 28	Sale or Contribuition of Assets between na Investidor and its Associate or Joint Venture	Deferred Indefinitely

---------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

Based on the analyses made to date, the Company estimates that the adoption of many of these standards, amendments and interpretations will not have a significant impact on the consolidated financial statements in the initial period of adoption. However, for the following issued but not yet effective standards are expected to have a significant impact on the consolidated financial statements at the time of their adoption and prospectively.

IFRS 15 Revenues from Contracts with Customers

IFRS 15 sets out the requirements for recognising revenue from contracts with customers. The new requirements are expected to affect the following aspects, among others:

Under IFRS 15, for bundled packages that combine multiple wireline, wireless, data, internet or television goods or services, the total revenue will be allocated to each performance obligation based on their standalone selling prices in relation to the total consideration of the package and will be recognized when (or as) the obligation is satisfied, regardless of whether there are undelivered items. This differs from current accounting where the portion of the total consideration that is contingent upon delivery of undelivered elements is not allocated to the delivered elements. Consequently, when bundles include a discount on equipment, the adoption of these new requirements will result in an increase in revenues recognized from the sale of handsets and other equipment, generally recognized upon delivery to the end customer, in detriment of ongoing service revenue over subsequent periods. To the extent that the packages are marketed at a discount, the difference between the revenue from the sale of equipment and the consideration received from the customer upfront will be recognized as a contract asset on the statement of financial position.

Under the current accounting policy, all expenses directly related with obtaining a contract (sales commissions and other third party acquisition costs) are expensed when incurred. However, IFRS 15 requires the recognition of an asset for those costs that are incremental to obtain a contract and that are expected to be recovered and its subsequent amortisation over the same period as the revenue associated with such asset. Similarly, certain contract fulfilment costs, which are currently expensed when incurred, will be deferred under IFRS 15 to the extent that they relate to performance obligations that are satisfied over time.

The guidance in IFRS 15 for the distinction between agent and principal is based on the concept of “control” that may differ from the currently applied notion of transfer of “risks and rewards”. As a result, with the adoption of IFRS 15, the Company will record revenue from the sale of handsets to dealers at the time of delivery and not at the time of sale to the final customer.

Compared to the current revenue standard, IFRS 15 sets out more detailed requirements on how to account for contract modifications. Certain changes must be accounted for as a retrospective change (i.e. as a continuation of the original contract), while other modifications must be accounted for prospectively as separate contracts, like the end of the original contract and the creation of a new one.

In addition to this, IFRS 15 allows for two transition methods, namely the full retrospective method and the modified retrospective method with the cumulative effect from initial application recognized as an adjustment to the opening balance of retained earnings at the date of initial application. The Company will adopt the latter and prior-year comparatives will not be restated; instead, the Company will disclose the nature and amount of the changes in items in the statement of financial position and the income statement as a result of applying IFRS 15 for the first time.

It is also possible to elect to apply certain practical expedients to facilitate the application of the new criteria. The Company has evaluated which of them will be adopted in the implementation of the standard with the objective of reducing the complexity in its application. The main practical expedients that the Company will adopt are:

•	Completed contracts: the Company will not apply the standard retrospectively to those contracts that are completed at January 1, 2018.

•

Portfolio approach: the Company will apply the requirements of the standard to groups of contracts with similar characteristics, since, for the clusters identified, the effects do not differ significantly from an application on a contract by contract basis.

•

Financial component: it will not be considered significant when the period between the moment when the promised good or service is transferred to a customer and the moment when the customer pays for that good or service is one year or less.

•	Costs to obtain a contract: these costs will be recognized as an expense when incurred if the amortisation period of the asset that the entity would otherwise recognise is one year or less.

The process of implementing the new requirements involves the introduction of modifications to the current information systems, the implementation of new IT tools, and changes in the processes and controls of the entire revenue cycle in the Company. This process of implementation in the Company entails a high degree of complexity due to factors such as a large number of contracts, numerous data source systems, as well as the need to make complex estimates.

From the analysis performed on the transactions of the last financial year considering commercial offers as well as the volume of contracts affected, the Company estimates that the adoption of the new revenue recognition requirements on its equity is expected to result in an increase in retained earnings of 156 million reais before deferred taxes, being the most significant impacts due to the changes introduced by IFRS 15 relating to the first-time recognition of contract assets that, under IFRS 15, lead to the earlier recognition of revenue from the sale of goods, and the activation and deferral of the incremental costs related to the obtaining contracts and contract fulfilment costs that, under IFRS 15, result in the later recognition of customer acquisition costs and other selling expenses.

As the accounting effects of the transition to the new standard will be recognized directly in equity, the effects on profit or loss in 2018 will be related to changes in the point in time at which revenue and expenses are realized. The Company expects a shift from revenues from the provision of services to revenues from the sale of goods, by between 0.3 and 0.7 percentage point on the assumption that there are no significant changes to business models or products offered.

IFRS 9 Financial Instruments

IFRS 9 is applicable to financial assets and financial liabilities. As a result of the analysis of the effects of the new requirements introduced by this standard certain expected impacts have been identified in relation with the following aspects, among others:

•       IFRS 9 simplifies the current measurement model for financial assets and establishes three main categories: amortised cost, fair value through profit or loss and fair value through Other Comprehensive Income (OCI), depending on the business model and the characteristics of the contractual cash flows. Regarding recognition and measurement of financial liabilities there are not significant changes from current criteria except for the recognition of changes in own credit risk in OCI for those liabilities designated at fair value through profit or loss.

•       IFRS 9 introduces a new model for impairment losses on financial assets, i.e. the expected credit loss model, which replaces the current incurred loss model. The Company will apply the simplified approach and record lifetime expected losses on all trade receivables. Consequently, the application of the new requirements will probably lead to an acceleration in the recognition of impairment losses on its financial assets, mainly trade receivables.

•       Under current accounting, a hedge must be highly effective both, prospective and retrospectively, while IFRS 9 introduces a new, less restrictive, accounting model for hedging, requiring an economic relationship between the hedged item and the hedging instrument and that the coverage ratio be the same as that applied by the entity for its risk management. Likewise, the new standard modifies the criteria for documentation of hedging relationships.

•       In addition to this, the Company's financial statements will include more detailed disclosures with relevant information regarding financial assets and liabilities.

As a result of the analysis of the new standard, the Company expects that the key changes will relate to documentation of policies and hedging strategies, as well as the estimation and timing of recognition of expected losses on receivables from customers. The Company has decided to apply the option that allows not to restate comparative periods to be presented in the year of initial application.

Based on the analysis performed to date, the Company estimates that the new impairment requirements is expected to result upon initial adoption in a decrease of 354 million reais in retained earnings, before deferred taxes, as a result of the increase in the bad debt provision balance on receivables from customers recognized under IAS 39.

IFRS 16 Leases

IFRS 16 requires lessees to recognise assets and liabilities arising from all leases (except for short-term leases and leases of low-value assets) in the statement of financial position.

The Company acts as a lessee on a very significant number of lease agreements over different assets, such as third-party towers, circuits, office buildings and stores and land where the towers are located, mainly. A significant portion of these contracts is accounted for as operating lease under the current lease standard, with lease payments being recognized generally on a straight-line basis over the contract term.

The Company is currently in the process of estimating the impact of this new standard on such contracts. This analysis includes the estimation of the lease term, based on the non-cancellable period and the periods covered by options to extend the lease, when the exercise depends only on Telefônica and where such exercise is reasonably certain. This will depend, to a large extent, on the specific facts and circumstances by class of assets in the telecom industry (technology, regulation, competition, business model, among others).  In addition to this, the Company will make assumptions to calculate the discount rate, which will mainly be based on the incremental borrowing rate of interest for the estimated term. On the other hand, the Company is considering not to separately recognise non-lease components from lease components for those classes of assets in which non-lease components are not material with respect to the total value of the lease.

In addition to the mentioned estimations, the standard allows for two transition methods: retrospectively for all periods presented, or using a modified retrospective approach where the cumulative effect of adoption is recognized at the date of initial application. The Company has tentatively decided to adopt the latter transition method; therefore the Company would recognise the cumulative effect of initial application as an adjustment to retained earnings in the year of initial application of IFRS 16. Also, certain practical expedients are available on first-time application in connection with the right of use asset measurement, discount rates, impairment, leases that finish within the twelve months subsequent to the date of first application, initial direct costs, and term of the lease. The Company is evaluating which of these practical expedients will be adopted. In this regard, the Company is considering opting for the practical expedient that allows not reassessing whether a contract is or contains a lease on the date of initial application of IFRS 16 but to directly apply the new requirements to all those contracts which under current accounting were identified as a lease.

Due to the different alternatives available, together with the complexity of the estimations and the significant number of lease contracts, the Company has not yet completed the implementation process, so at present it is not possible to make a reasonable estimation of the impact of initial application of the new requirements. However, based on the volume of contracts affected, as well as the magnitude of the future lease commitments, as disclosed in Note 32 herein, the Company expects that the changes introduced by IFRS 16 will have a significant impact on its financial statements from the date of adoption, including the recognition on the balance sheet of right of use assets and their corresponding lease obligations in connection with the majority of contracts that are classified as operating leases under the current lease standard. Also, amortization of the right of use assets and recognition of interest costs on the lease obligation on the statements of income will replace amounts recognized as lease expense under the current lease standard. Classification of lease payments in the statement of cash flows will also be affected by the requirements of the new lease standard. On the other side, the Company's Financial Statements will include broader disclosures with relevant information regarding lease contracts.

c) Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries at December 31, 2017, 2016 and 2015 (Note 11).

The Company held the following direct equity interests on the respective dates:

Investees

Investees	Type of investment	Equity interests	Country (Headquarters)	Core activity
Telefônica Data S.A. ("TData") (1)	Wholly-owned subsidiary	100.00%	Brazil	Telecommunications
POP Internet Ltda ("POP") (2)	Wholly-owned subsidiary	100.00%	Brazil	Internet
Aliança Atlântica Holding B.V. ("Aliança")	Jointly-controlled subsidiary	50.00%	Holland	Holding of the telecommunications sector
Companhia AIX de Participações ("AIX")	Jointly-controlled subsidiary	50.00%	Brazil	Operation of underground telecommunications networks
Companhia ACT de Participações ("ACT")	Jointly-controlled subsidiary	50.00%	Brazil	Technical assistance in telecommunication networks

(1)	TData is the wholly-owned parent of Terra Networks and Telefônica Transportes e Logística Ltda ("TGLog").
(2)	POP is the wholly-owned parent of Innoweb Ltda ("Innoweb").

Interest held in subsidiaries or jointly-controlled entities is measured under the equity method in the individual financial statements. In the consolidated financial statements, investments and all asset and liability balances, revenues and expenses arising from transactions and interest held in subsidiaries are fully eliminated. Investments in jointly-controlled entities are measured under the equity method in the consolidated financial statements.

3)   SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

a) Cash and cash equivalents

These are maintained in order to meet short-term cash commitments and not for investment or other purposes. The Company consider cash equivalents a short-term investment readily convertible into a known amount of cash and subject to insignificant risk of change in value. Short-term investments are classified as cash-equivalent when redeemable within 90 days (Note 4).

b) Trade accounts receivable

These are evaluated by the value of the services provided in accordance with the contracted conditions, net of estimated impairment losses. These include the services provided to customers, which were still not billed until balance sheet date, as well as other trade accounts receivable related to the sale of cellphones, SIM cards, accessories, advertising and rent of IT equipment (TData’s “Soluciona TI” product), (Note 5).

The estimated impairment losses are set up at amounts sufficient to cover any losses and mainly consider the expected default.

c) Inventories

These are evaluated and presented at lower of average acquisition cost and net realizable value, whichever is lower. These include cellphones, SIM cards, prepaid cards, accessories, consumption materials and maintenance. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs to sell (Note 6).

Estimated impairment losses are set up for materials and devices considered obsolete or whose carrying amounts are in excess of those usually sold by the Company within a reasonable period of time.

d) Prepaid expenses

These are stated at amounts effectively disbursed referring to services contracted but not yet incurred. Prepaid expenses are allocated to the income statements to the extent that related services are rendered and economic benefits are obtained (Note 9).

e) Investments

Control is obtained when the Company is exposed or has the right to variable returns based on its involvement with the investee and has the capacity of affecting those returns through the power exercised over an investee.

The consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ends when the Company ceases to exercise said control. Assets, liabilities and results of a subsidiary acquired or sold during the year are included in the consolidated financial statements from the date on which the Company obtains control until the date on which the Company ceases to exercise control over the subsidiary.

Joint control is the contractually agreed sharing of a control, only existing when decisions about relevant activities call for unanimous agreement by the parties sharing control.

Based on the equity method, investments are recorded in balance sheets at cost plus changes after the acquisition of the equity interest. The income statement reflects the portion of the results of operations of the investees.

When changes are directly recognized in the investees' equity, the Company will recognize its portion in variations occurred, and as record these variations in the statements of changes in equity and in the statements of comprehensive income, where applicable.

The financial statements of investees are prepared for the same reporting period of the Company. Whenever necessary, adjustments are made so that the accounting policies are in accordance with those adopted by the Company.

After the equity method is applied, the Company determines whether there is any need to recognize additional impairment of its investment in investees. At each closing date, the Company determines whether there is objective evidence of impairment of investment in the affiliate. If so, the Company calculates the recoverable amount as the difference between the recoverable value of the investees and their carrying amount, and recognizes the amount in the income statements.

When there is loss of significant influence over the investees, the Company evaluates and recognizes the investment, at that moment, at fair value. Any difference between the investees’ carrying amount by the time it loses significant influence and the fair value of the remaining investment and revenue from sale is recognized in the income statements.

Foreign exchange variations in Aliança’s equity (jointly-controlled entity) are recognized in the Company’s equity in other comprehensive income (“Effects on conversion of investments abroad”, Note 22).

f) Property, plant and equipment

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

The present value of the expected cost for the decommissioning of property, plant and equipment items (towers and equipment on leased property) is capitalized at the cost of the respective asset matched against the provision for dismantling obligations (Note 18) and depreciated over the useful lives of the related assets, which do not exceed the lease term.

Depreciation is calculated by the straight-line method over the useful lives of assets at rates that take into account the estimated useful lives of assets based on technical analyses. The assets’ residual values, useful lives and methods of depreciation are reviewed on a yearly basis, adjusted prospectively, if appropriate. Useful life in terms of depreciation rates, which is reviewed annually by the Company.

Property, plant and equipment items are written off when sold or when no future economic benefit is expected from their use or sale. Any gains or losses arising from write-off of assets (measured as the difference between the net disposal proceeds and the net carrying amount of the asset) are recognized in the income statement in the year in which the asset is written off.

A brief description of the main property, plant and equipment items, Note 12 is as follows:

•      Switching and transmission media equipment: Includes switching and control centers, gateway, platforms, base radio station, microcells, minicells, repeaters, antennas, radios, access networks, concentrators, cables, TV equipment and other switching and transmission media equipment.

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

g) Intangible assets

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

A brief description of the key intangible asset items with finite useful lives, Note 13, is as follows:

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

h) Lease

The classification of an agreement as a lease is based on substantive issues related to the use of an asset or specific assets, or even the right to use a given asset, on the initial date of its execution.

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

The Company and TData are parties to the following finance lease agreements:

•       As lessee: lease agreements for transmission equipment and media arising from a joint construction agreement with another telecomm operator, based on an optical network linked to the power transmission line, interconnecting the northern Brazilian cities to the Company’s national backbone and lease of towers and rooftops (arising from sale and finance leaseback, for which the net carrying amount of the assets upon disposal remained unchanged, a liability was recognized at the present value of minimum lease payments and deferred income was recorded at the difference between the selling price and the mentioned present value. (Note 19).

•       As lessor: Lease agreements for IT equipment (TData’s “Soluciona TI” product) for which the Company recognizes revenue, upon inception, at the present value of lease payments matched against accounts receivable (Note 5).

The difference between the nominal amount of lease payments and recorded accounts receivable/payable are recognized as finance income/expenses using the effective interest method over the lease term.

Operating lease: These are lease agreements where lessor holds a significant portion of risks and rewards, where effects are recognized in the income statements for the year over the contractual term.

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

The recoverable amount of an asset or a Cash Generating Unit (“CGU”) is defined as the higher of value in use and net sales value.

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

A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine an asset’s or CGU recoverable amount since the last impairment loss was recognized. Any reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, or exceeds the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the income statement.

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

•       Intangible assets: Intangible assets with indefinite useful lives are tested for impairment annually at the reporting date either individually or at the CGU level, as appropriate, and when circumstances indicate that the carrying amount may be impaired.

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

Key assumptions were based on the Company’s historical performance and reasonable macroeconomic assumptions grounded on financial market projections, documented and approved by Company’s management.

The impairment test of the Company fixed and intangible assets, including goodwill, did not result in recognition of impairment losses for the years ended December 31, 2017 and 2016, since their estimated recoverable amount is greater than the net carrying amount as of the estimation date.

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

Any contingent portion to be transferred by the acquirer shall be recognized at fair value on the acquisition date. Subsequent changes in the fair value of the contingent portion to be considered as an asset or liability is recognized in the income statement. Contingent consideration on acquisition of a business that is not classified as equity is subsequently measured at fair value through profit or loss, whether or not included in the scope of IFRS 9 Financial Instruments.

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

k) Financial Instruments – Initial recognition and subsequent measurement

k.1) Financial assets

Initial recognition and measurement

Financial assets are classified at initial recognition (when it becomes part of the instrument's contractual provisions), as: (i) fair value through profit or loss; (ii) loans and receivables; (iii) investments held to maturity; (iv) financial assets available for sale or (v) derivatives classified as effective hedge instruments, as applicable.

All financial assets are initially recognized at fair value, plus, in the case of investment that is not determined at fair value through profit or loss, the transaction costs that are directly attributable to the acquisition of the financial asset.

The Company’s consolidated financial assets include cash and cash equivalents, trade accounts receivable, short-term investments pledged as collateral and derivative financial instruments.

Subsequent measurement

Subsequent measurement of financial assets depends on their classification, as follows:

Financial assets at fair value through profit or loss: These include financial assets held for trading and financial assets designated upon initial recognition at fair value through profit or loss: (i) financial assets are classified as held for trading if acquired to be sold within short term. This category includes derivative financial instruments contracted by the Company which do not meet the hedge accounting criteria set out by the corresponding standard; and (ii) financial assets at fair value through profit or loss are stated in balance sheets at fair value with their corresponding gains or losses recognized in the income statements.

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

k.2) Impairment of financial assets

The Company evaluate, at the balance sheet date, if there is any objective evidence indicating that the financial asset or group of financial assets is not recoverable. A loss only exists if, and only if, there is objective evidence of impairment as a result of one or more events that have occurred after initial recognition of the asset (a “loss event” occurred) and such event has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reasonably estimated.

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

k.3) Financial liabilities

Initial recognition and measurement

Upon initial recognition, the Company’s financial liabilities are classified in the following categories:   financial liabilities measured at fair value through profit or loss and other financial liabilities.

Financial liabilities are initially recognized at fair value plus, in the case of loans and financing, transaction cost directly attributable thereto.

The Company’s consolidated financial liabilities include trade accounts payable, loans and financing, debentures, finance lease agreements, contingent payments and derivative financial instruments.

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

For the years ended December 31, 2017 and 2016, the Company did not record any financial liability at fair value through profit or loss upon initial recognition.

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

k.4) Fair value measurement

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

The Company use adequate valuation techniques in the circumstances and for which there is sufficient data to measure the fair value, maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs.

For assets and liabilities recurrently recognized in the financial statements, the Company determines whether there were transfers between the hierarchy levels, revaluating the classification (based on the lowest level input that is significant to the overall fair value measurement) at the end of each reporting period.

For the purposes of fair value disclosures, the Company determined classes of assets or liabilities based on the nature, characteristics and risks of those assets or liabilities and the fair value hierarchy level, as mentioned above.

k.5) Financial instruments - net

Financial assets and liabilities are presented net in the balance sheet if, and only if, there is a current enforceable legal right to offset the amounts recognized and if there is an intention to offset or realize the asset or settle the liability simultaneously.

l) Derivative financial instruments and hedge accounting

The Company uses derivative financial instruments, such as currency and interest rate swaps or currency nondeliverable forward contracts to hedge against currency risks.

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

l.1) Cash flow hedges

Cash flow hedges meeting the recording criteria are accounted for as follows: (i) the portion of gain or loss from the hedge instrument determined as effective hedge shall be recognized directly in equity (other comprehensive income), and (ii) the ineffective portion of gain or loss from the hedge instrument shall be recognized in the income statement.

When the Company’s documented risk management strategy for any given hedge relationship excludes from the hedge effectiveness evaluation any particular component of gain or loss or the corresponding cash flows from the hedge instrument, that gain or loss component is recognized in financial income (expenses).

Amounts recorded in other comprehensive income are immediately transferred to the income statement when the hedged transaction affects P&L. When a hedged item is the cost of a non-financial asset or liability, amounts recorded in equity are transferred at the initial carrying amount of the non-financial assets and liabilities.

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

In 2017 and 2016, the Company did not capitalize amounts related to borrowing costs.

o) Interest on equity and dividends

o.1) Interest on equity

Brazilian legislation allows companies to pay interest on equity, which is similar to payment of dividends; however, this is deductible for income tax calculation purposes. In order to comply with Brazilian tax legislation the Company provision, in its accounting records the amount due to match against the financial expenses account in the income statement for the year. For the presentation of these financial statements, that expense is reversed against a direct charge to equity, resulting in the same accounting treatment adopted for dividends. The distribution of interest on equity to shareholders is subject to withholding income tax at a 15% rate.

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

q.2) Deferred taxes

Deferred taxes arise from temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amount.

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

Deferred tax assets and liabilities are not discounted to present value and are classified in the balance sheet as noncurrent, irrespective of their expected realization.

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

q.3) Sales taxes

Revenues are recognized net of value added taxes, which from services rendered is subject to State Value-Added Tax (ICMS) or Service Tax (ISS) at the rates in force in each region as well as and to Social Contribution Tax on Gross Revenue for Social Integration Program (PIS) and Social Contribution Tax on Gross Revenue for Social Security Financing (COFINS) taxation on a cumulative basis for revenue from telecommunication services.

Other revenue earned by the Company, including revenue from resale of goods, on a noncumulative basis, is taxed at for PIS, COFINS and by ICMS at the rates in force in each State.

Prepayments or recoverable amounts are stated in current or noncurrent assets, based on their estimated realization.

r) Other assets and liabilities

Assets are recognized in the balance sheet when it is likely that their future economic benefits will flow to the Company, and their cost or value can be reliably measured.

A liability is recognized in the balance sheet when the Company have a legal or constructive obligation as a result of a past event, the settlement of which is likely to generate an outflow of economic benefits.

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

The financing lines with the Brazilian Development Bank (BNDES), with interest rates not exceeding those prevailing in the market, are classified under the scope of IAS 20, and are recorded at fair value based on market rates. Adjustment arising from the comparison of the amount measured based on the rate agreed upon is accounted for as deferred revenue (Note 19).

u) Revenue recognition

Revenues substantially correspond to value of considerations received or receivable arising from the provision of telecommunications or communications services, the sale of goods, advertising and other revenue, and are stated net of taxes, discounts or returns (in case of sale of goods) thereon. Revenues and expenses are stated on the accrual basis of accounting.

Revenue is recognized when it is probable that future economic benefits will flow to the Company or its subsidiaries, when it can be reliably measured, costs incurred in the transaction can be measured, the risks and rewards have been substantially transferred to the buyer and when specific criteria have been met for each of the Company’s activities.

Consolidated revenues of the Company comprise basically telecommunication services regarding voice, data and digital services, broadband, TV and additional telecommunication services that are offered to customers through fixed-price traffic packs (paid on a monthly basis) or based on customers’ consumption, remuneration for network usage, advertising and sale of goods.

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

u.6) Advertising

Revenues from advertising are recognized in income during the advertising period.

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

w) Post-retirement benefit plans

The Company individually sponsor pension funds of post-retirement benefits for active and retired employees, in addition to a multisponsor supplementary retirement plan and health care plan for former employees. Contributions are determined on an actuarial basis and recorded on an accrual basis. Liabilities relating to defined benefit plans are determined based on actuarial evaluations at each year end, in order to ensure that sufficient reserves have been set up for both current and future commitments.

Actuarial liabilities related to defined benefit plans were calculated using the projected unit credit method. Actuarial gains and losses are recognized immediately in equity (in other comprehensive income).

For plans with defined contribution characteristics, the obligation is limited to the contributions payable, which are recognized in the P&L in the respective accrual periods.

The asset or liability related to defined benefit plan to be recognized in financial statements corresponds to the present value of the obligation for the defined benefit (using a discount rate based on long-term National Treasury Notes “NTNs”), less fair value of plan assets that will be used to settle the obligations. Plan assets are assets held by a privately-held supplementary pension plan entity. Plan assets are not available to the Company’s creditors or those of its subsidiaries and cannot be paid directly to the Company. The fair value is based on information on market prices and, in case of securities quoted, on purchase price disclosed. The value of any defined benefit asset then recognized is limited to the present value of any economic benefits available as a reduction in future plan contribution from the Company.

Actuarial costs recognized in the income statement are limited to the service cost and cost of interest on the defined benefit plan obligation. Any changes in the measurement of plan assets and obligations are initially recognized in other comprehensive income, and immediately reclassified to retained earnings in P&L.

The Company manages and individually sponsor a health care plan for retired employees and former employees with fixed contributions to the plan, in accordance with Law No. 9656/98 (which provides for private health care and health insurance plans). As provided for in articles 30 and 31 of said law, participants shall have the right to the health care plan in which they participated while they were active employees.

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

The Company evaluate the recoverability of deferred tax assets based on estimates of future profits. This recoverability ultimately depends on the ability of the Company to generate taxable profits over the period in which the deferred tax asset is deductible. The analysis considers the reversal period of deferred tax liabilities, as well as estimates of taxable profits, based on updated internal projections reflecting the latest trends.

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

x.9) Revenue recognition - revenue from unbilled services

The Company has billing systems for services with intermediate cut-off dates. Thus, at the end of each month there are revenues already received by the Company, but not effectively invoiced to its customers. These unbilled revenues are recorded based on estimates, which take into account historical consumption data, number of days elapsed since the last billing date, among others. Because historical data are used, these estimates are subject to significant uncertainties.

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

z) Translation of transactions denominated in foreign currency

Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency (real) at the exchange rate (fix rate) in force as of the transaction date and subsequently re-measured based on the fix rates effective that, at December 31, 2017, were US$1.00 = R$3.3080, €1.00 = R$3.9676, and at December 31, 2016, were US$1.00 = R$3.2591, €1.00 = R$3.4351. Gains and losses resulting from the translation of these assets and liabilities due to exchange rate variation between transaction date and period end are recognized in the income statement.

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

ab) Share-based payments

The Company measure the cost of transactions settled with employees and officers based on shares issued by parent company (Telefónica), by reference to the fair value of the shares at the date at which they are granted, using the binomial valuation model. This fair value is charged to the income statement over the period until the vesting date.

ac)  Treasury shares

Own equity instruments that are repurchased (treasury stock) are recognized at cost and deducted from equity. No gains or losses are recognized in P&L on purchase, sale, issue or cancellation of the Company's own equity instruments.

ad) Segment reporting

Business segments are defined as components of a company for which separate financial information is available and regularly assessed by the operational decision making professional in decisions on how to allocate funds to an individual segment and in the assessment of segment performance.  Considering that: (i) all officers and managers' decisions are based on consolidated reports; (ii) the Company mission is to provide their customers with quality telecommunications services; and (iii) all decisions related to strategic planning, finance, purchases, short- and long-term investments are made consolidated on a consolidated basis, the Company operate in a single operating segment, namely the provision of telecommunications services.

ae) Statement of cash flows

The statement of cash flows was prepared in accordance with IAS 7 – Statement of Cash Flows using the indirect method, and reflects the changes in cash for the years reported.

4)  CASH AND CASH EQUIVALENTS

	12/31/17	12/31/16
Cash and banks	117,799	198,369
Short-term investments	3,932,539	4,906,741
Total	4,050,338	5,105,110

Highly liquid short-term investments basically comprise Bank Deposit Certificates (CDB) and Repurchase Agreements kept at first-tier financial institutions, pegged to the Interbank Deposit Certificate (CDI) rate, with original maturities of up to three months, and with immaterial risk of change in value. Revenues generated by these investments are recorded as financial income.

5) TRADE ACCOUNTS RECEIVABLE

	12/31/17	12/31/16
Billed amounts	6,753,621	6,939,909
Unbilled amounts	2,481,364	1,930,708
Interconnection amounts	859,819	1,345,471
Amounts from related parties (Note 28)	201,021	190,906
Gross accounts receivable	10,295,825	10,406,994
Estimated impairment losses	(1,433,471)	(1,399,895)
Total	8,862,354	9,007,099

Current	8,588,466	8,701,688
Noncurrent	273,888	305,411

Consolidated balances of noncurrent trade accounts receivable include:

•       R$122,651 at December 31, 2017 (R$143,265 at December 31, 2016), relating to the business model of resale of goods to other entities, receivable within 24 months. At December 31, 2017, the impact of the present-value adjustment was R$16,011 (R$32,920 at December 31, 2016).

•       R$45,031, at December 31, 2017 (R$57,272, at December 31, 2016), net of the present value adjustment relating to the portion of accounts receivable arising from negotiations on the bankruptcy process of companies from the OI group. At December 31, 2017, the impact of the present-value adjustment was R$15,535 (R$10,268 at December 31, 2016).

•       R$106,206, at December 31, 2017, (R$104,874, at December 31, 2016), relating to “Soluciona TI”, traded by TData, which consists of lease of IT equipment to small and medium companies and receipt of fixed installments over the contractual term. Considering the contractual terms, this product was classified as finance lease. At December 31, 2017, the impact of the present-value adjustment was R$33,614 (R$3,005 at December 31, 2016).

The balances of current and noncurrent trade accounts receivable, relating to finance lease of “Soluciona TI” product, comprise the following effects:

	12/31/17	12/31/16
Nominal amount receivable	434,743	611,384
Deferred financial income	(33,614)	(3,005)
Present value of accounts receivable	401,129	608,379
Estimated impairment losses	(154,666)	(344,738)
Net amount receivable	246,463	263,641

Current	140,257	158,767
Noncurrent	106,206	104,874

At December 31, 2017, the aging list of gross trade accounts receivable relating to “Soluciona TI” product is as follows:

	Nominal amount receivable	Present value of accounts receivable
Falling due within one year	229,981	229,981
Falling due between one year and five years	204,762	171,148
Total	434,743	401,129

There are no unsecured residual values resulting in benefits to the lessor nor contingent payments recognized as revenue for the year.

The aging list of trade accounts receivable, net of estimated impairment losses, is as follows:

	12/31/17	12/31/16
Falling due	6,635,125	6,841,752
Overdue – 1 to 30 days	1,132,008	1,073,568
Overdue – 31 to 60 days	375,176	322,485
Overdue – 61 to 90 days	232,648	227,010
Overdue – 91 to 120 days	105,342	105,048
Overdue – over 120 days	382,055	437,236
Total	8,862,354	9,007,099

At December 31, 2017 and 2016, no customer represented more than 10% of trade accounts receivable, net.

Changes in the estimated impairment losses for accounts receivable are as follows:

Balance at 12/31/15	(2,217,926)
Supplement to estimated losses (Note 24)	(1,843,775)
Reversal of estimated losses (Note 24)	495,554
Write-off due to use	2,166,252
Balance at 12/31/16	(1,399,895)
Supplement to estimated losses (Note 24)	(1,994,769)
Reversal of estimated losses (Note 24)	513,754
Write-off due to use	1,456,158
Business combinations (Note 1.c.1)	(8,719)
Balance at 12/31/17	(1,433,471)

6)  INVENTORIES

	12/31/17	12/31/16
Materials for resale (1)	325,850	377,465
Materials for consumption	57,740	77,732
Other inventories	7,822	7,892
Gross total	391,412	463,089
Estimated losses from impairment or obsolescence (2)	(42,657)	(52,676)
Total	348,755	410,413

(1)  This includes, among others, mobile phones, simcards (chip) and IT equipment in stock.

(2)  Additions and reversals of estimated impairment losses and inventory obsolescence are included in cost of goods sold (Note 24).

7)   DEFERRED TAXES AND TAXES RECOVERABLE

a) Taxes recoverable

	12/31/17	12/31/16
State VAT (ICMS) (1)	2,450,856	2,329,159
Income and social contribution taxes recoverable (2)	505,535	830,549
Withholding taxes and contributions (3)	238,355	157,371
PIS and COFINS	85,098	148,759
Fistel, INSS, ISS and other taxes	27,431	38,236
Total	3,307,275	3,504,074
Current	2,563,990	3,027,230
Noncurrent	743,285	476,844

(1) This includes credits of ICMS arising from the acquisition of property and equipment (subject to offsetting in 48 months); requests for refund of ICMS, which was paid under invoices that were cancelled subsequently; for the rendering of services; tax substitution; and tax rate difference; among others. Noncurrent consolidated amounts include credits arising from the acquisition of property and equipment of R$423,588 and R$370,770 on December 31, 2017 and 2016, respectively.

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

Significant components of deferred income and social contribution taxes are as follows:

	Balances at 12/31/15	Income statement	Comprehensive income	Other	Balances at 12/31/16	Income statement	Comprehensive income	Business combination (Note 1 c.1)	Other	Balances at 12/31/17
Deferred tax assets (liabilities)
Income and social contribution taxes on tax losses (1)	26,519	(12,448)	-	-	14,071	710,411	-	69,451	-	793,933
Income and social contribution taxes on temporary differences (2)	685,071	(748,969)	78,840	(1,516)	13,426	(1,251,816)	58,192	48,434	(86)	(1,131,850)
Provisions for legal, labor, tax civil and regulatory contingencies	1,954,236	276,100	-	-	2,230,336	68,399	-	-	-	2,298,735
Trade accounts payable and other provisions	687,124	(10,001)	-	-	677,123	(25,706)	-	-	-	651,417
Estimated losses on impairment of accounts receivable	447,018	(88,213)	-	-	358,805	76,155	-	-	-	434,960
Customer portfolio and trademarks	343,107	(30,015)	-	-	313,092	(58,674)	-	-	-	254,418
Estimated losses from modems and other P&E items	294,945	(10,268)	-	-	284,677	(83,736)	-	-	-	200,941
Pension plans and other post-employment benefits	26,285	1,633	80,501	-	108,419	8,630	57,485	-	-	174,534
Profit sharing	106,198	19,058	-	-	125,256	(15,210)	-	-	-	110,046
Provision for loyalty program	32,604	(13,492)	-	-	19,112	(1,991)	-	-	-	17,121
Accelerated accounting depreciation	10,865	13,168	-	-	24,033	(15,773)	-	-	-	8,260
Estimated impairment losses on inventories	10,707	1,392	-	-	12,099	(347)	-	-	-	11,752
Derivative transactions	59,408	2,358	(1,633)	-	60,133	(35,084)	822	-	-	25,871
Licenses	(1,204,226)	(216,330)	-	-	(1,420,556)	(216,330)	-	-	-	(1,636,886)
Effects of goodwill generated in the acquisition of Vivo Part.	(809,600)	(54,720)	-	-	(864,320)	(5,461)	-	-	-	(869,781)
Goodwill from Spanish and Navytree	(337,535)	-	-	-	(337,535)	-	-	-	-	(337,535)
Goodwill from Vivo Part.	(837,918)	(167,202)	-	-	(1,005,120)	(167,203)	-	-	-	(1,172,323)
Goodwill from GVTPart.	-	(522,228)	-	-	(522,228)	(696,305)	-	-	-	(1,218,533)
Technological Innovation Law	(193,146)	52,206	-	-	(140,940)	43,407	-	-	-	(97,533)
Income and social contribution taxes on other temporary differences (3)	94,999	(2,415)	(28)	(1,516)	91,040	(126,587)	(115)	48,434	(86)	12,686
Total deferred tax assets (liabilities), noncurrent	711,590	(761,417)	78,840	(1,516)	27,497	(541,405)	58,192	117,885	(86)	(337,917)

Deferred tax assets	4,153,054				4,541,952					5,288,176
Deferred tax liabilities	(3,441,464)				(4,514,455)					(5,626,093)
Deferred tax assets (liabilities), net	711,590				27,497					(337,917)

Represented in the balance sheet as follows:
Deferred tax assets	711,590				27,497					371,408
Deferred tax liabilities	-				-					(709,325)

	-				-					-

(1)  This refers to the amounts recorded which, in accordance with Brazilian tax legislation, may be offset to the limit of 30% of the tax bases computed for the following years, with no expiry date. In 2017, additions of R$779,862 were recorded in the Consolidated, composed of R$587,374 of the Company and R$ 194,488 of Terra Networks and POP.

(2)  This refers to amounts that will be realized upon payment of provisions, effective impairment losses for trade accounts receivable, or realization of inventories, as well as upon reversal of other provisions.

(3)  These refer to deferred taxes arising from other temporary differences, such as deferred income, renewal of licenses burden, subsidy on the sale of mobile phones, among others.

At December 31, 2017, deferred tax credits (income and social contribution tax losses) were not recognized in indirect subsidiaries' (Innoweb and TGLog) accounting records, in the amount of R$11,938 (R$2,993 at December 31, 2016), as it is not probable that future taxable profits shall be available for these subsidiaries to benefit from such tax credits.

Expected realization of deferred taxes, net, noncurrent.

The amounts are based on projections subject to change in the future.

Year
2018	1,904,953
2019	685,775
2020	374,379
2021	442,867
2022	704,303
2023 onwards	(4,450,194)
Total	(337,917)

8)   JUDICIAL DEPOSITS AND GARNISHMENTS

In some situations, in connection with a legal requirement or to suspension of tax liability, judicial deposits are made to secure the continuance of the claims under discussion. These judicial deposits may be required for claims where the likelihood of loss was analyzed by the Company, grounded on the opinion of its legal advisors as a probable, possible or remote loss.

	12/31/17	12/31/16
Judicial deposits
Tax	4,230,917	3,758,787
Labor	885,338	1,051,430
Civil	1,205,807	1,109,001
Regulatory	200,627	276,604
Total	6,522,689	6,195,822
Garnishments	141,116	155,744
Total	6,663,805	6,351,566
Current	324,638	302,424
Noncurrent	6,339,167	6,049,142

On December 31, 2017, the Company had a number of tax-related judicial deposits in the consolidated amount of R$4,230,917 (R$3,758,787 at December 31, 2016). In Note 18, we provide further details on issues arising from the most significant judicial deposits.

The table below presents the composition of the balances as of December 31, 2107 and 2016 of the tax judicial deposits (segregated and summarized by tribute).

	12/31/17	12/31/16
Contribution to Empresa Brasil de Comunicação (EBC)	1,238,068	1,053,867
Telecommunications Inspection Fund (FISTEL)	1,161,061	1,095,789
Corporate Income Tax (IRPJ) and Social Contribution Tax (CSLL)	518,474	449,988
Universal Telecommunication Services Fund (FUST)	484,649	456,977
Social Contribution Tax for Intervention in the Economic Order (CIDE)	270,612	176,557
State Value-Added Tax (ICMS)	273,264	212,652
Social Security, work accident insurance (SAT) and funds to third parties (INSS)	134,688	128,458
Withholding Income Tax (IRRF)	45,846	73,848
Contribution tax on gross revenue for Social Integration Program (PIS) and for Social Security Financing (COFINS)	37,965	35,570
Other taxes, charges and contributions	66,290	75,081
Total	4,230,917	3,758,787

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

•       Telecommunications Inspection Fund (FISTEL)

The Company has legal proceedings involving the collection by ANATEL of the Installation Inspection Fee ("TFI") on the renewal of the validity of the license, as well as the exclusion of the calculation basis of the Installation Inspection Fee ("TFI") and Inspection and Operation Fee ("TFF") of mobile stations that do not belong to it.

9)   PREPAID EXPENSES

	12/31/17	12/31/16
Advertising and publicity	336,295	258,212
Insurance	36,941	39,558
Rental	29,713	19,276
Software and networks maintenance	12,375	12,283
Taxes, financial charges, personal and other	54,231	50,193
Total	469,555	379,522
Current	446,439	343,092
Noncurrent	23,116	36,430

10)  OTHER ASSETS

	12/31/17	12/31/16
Advances to employees and suppliers	58,456	83,634
Related-party receivables (Note 28)	166,733	250,679
Receivables from suppliers	114,015	99,166
Subsidy on handset sales	37,258	30,491
Surplus from post-employment benefit plans (Note 30)	9,833	9,041
Other amounts receivable	24,037	22,649
Total	410,332	495,660
Current	321,397	440,095
Noncurrent	88,935	55,565

11) INVESTMENTS

a)   Information on investees

The Company holds equity interests in wholly-owned subsidiaries (subsidiaries) and jointly-owned subsidiaries. Below, we present the main information of the Company's investees.

TData: The Company's wholly-owned subsidiary, headquartered in Brazil, has the purpose of providing and operating value-added services (VAS); integrated business solutions in telecommunications and related activities; technical assistance and maintenance of telecommunications equipment and networks and project design.

TData is the parent company of TGLog (acquired on October 28, 2015 for R$15,811) and Terra Networks (acquired on July 3, 2017 for R$250,000).

GVTPart: A wholly-owned subsidiary of the Company up to March 31, 2016.  GVTPart. was controlling shareholder of GVT and headquartered in Brazil, the business purpose of GVTPart is to hold interest in other domestic or foreign companies as a partner, shareholder or member. GVT provides landline telephone, data, multimedia communication and pay-tv services in the entire Brazilian territory. GVTPart. was merged into the Company on April 1, 2016 (Note 1 c.2).

POP: The Company's direct subsidiary on April 1, 2016 (Note 1c2), is engaged in the performance of activities related to information technology, internet and any other networks; hosting services and the commercial operation of websites and portals; handling, provision and storage of information and data; sale of software, hardware, telecommunication equipment and electronics; development, licensing and maintenance of information systems and routines; development of electronic commerce; creation and administration of own and/or third-party databases; sale of publicity and advertising and, banner vehicles; and holding interest in other companies as member or shareholder, and may also form consortia and/or other forms of association. Until March 31, 2016, POP was controlled by GVT (Note 1 c.2).

POP is the wholly-owned subsidiary of Innoweb Ltda ("Innoweb"), whose business purpose is to operate as an internet provider; performing information activities; all forms of telecommunications activities, including the transmission of voice, data and information; sale of telecommunications and electronic equipment and/or accessories; and holding interest in other companies as member or shareholder, and may also form consortia and/or other forms of association.

Aliança: Jointly-controlled subsidiary, headquartered in Amsterdam, Netherlands, with 50% interest held by the Company, this entity is engaged in the acquisition and management of subsidiaries, and holding interest in companies of the telecommunications industry.

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

Below is a summary of significant financial data on the wholly-owned subsidiaries:

	At 12/31/17			At 12/31/16
	Cia ACT	Cia AIX	Aliança	Cia ACT	Cia AIX	Aliança

Equity interest	50.00%	50.00%	50.00%	50.00%	50.00%	50.00%

Summary of balance sheets:
Current assets	17	22,431	167,540	15	20,337	145,121
Noncurrent assets	-	13,410	-	-	12,879	-
Total assets	17	35,841	167,540	15	33,216	145,121

Current liabilities	1	4,084	58	1	4,029	101
Non-current liabilities	-	4,811	-	-	5,415	-
Equity	16	26,946	167,482	14	23,772	145,020
Total liabilities and equity	17	35,841	167,540	15	33,216	145,121

Investment Book value	8	13,473	83,741	7	11,886	72,510

	2017			2016
Summary of Income Statements:	Cia ACT	Cia AIX	Aliança	Cia ACT	Cia AIX	Aliança
Net operating income	82	45,622	-	79	42,840	-
Operating costs and expenses	(80)	(43,448)	(43)	(72)	(41,760)	(155)
Financial income (expenses), net	-	1,686	27	-	1,980	41
Income and social contribution taxes	-	(686)	-	(1)	(464)	-
Net income (loss) for the year	2	3,174	(16)	6	2,596	(114)

Equity pickup, according to interest held	1	1,587	(8)	3	1,298	(57)

b)   Changes in investments

	Aliança	AIX	ACT	Other investments (1)	Total investments
Balances at 12/31/15	89,799	10,099	4	1,259	101,161
Equity pick-up	(57)	1,298	3	-	1,244
Dividends and interest on equity	-	489	-	-	489
Other comprehensive income	(17,232)	-	-	83	(17,149)
Balances at 12/31/16	72,510	11,886	7	1,342	85,745
Equity pick-up	(8)	1,587	1	-	1,580
Other comprehensive income	11,239	-	-	338	11,577
Balances at 12/31/17	83,741	13,473	8	1,680	98,902

(1)  Other investments (tax incentives and interest held in companies) are measured at fair value.

12)  PROPERTY, PLANT AND EQUIPMENT

a) Breakdown and changes

	Switching and transmission equipment	Terminal equipment / modems	Infrastructure	Land	Other P&E	Estimated losses (1)	Assets and facilities under construction	Total

Annual depreciation rate (%)	2.50 to 25.00	6.67 to 66.67	2.50 to 66.67		10.00 to 25.00

Balances and changes:
Balance at 12/31/15	20,935,963	3,146,109	3,655,951	315,705	1,066,452	(494,149)	1,850,734	30,476,765
Additions	634,635	203,775	159,081	215	288,666	(19,962)	5,543,398	6,809,808
Write-offs, net (2)	(24,236)	(816)	(99,437)	(201)	3,059	28,539	(38,959)	(132,051)
Net transfers	3,473,332	677,572	523,995	-	(159,702)	(3)	(4,625,143)	(109,949)
Depreciation (Note 24)	(2,787,820)	(1,438,333)	(514,383)	-	(379,119)	-	-	(5,119,655)
Balance at 12/31/16	22,231,874	2,588,307	3,725,207	315,719	819,356	(485,575)	2,730,030	31,924,918
Additions	42,999	141,132	91,160	550	259,620	(37,374)	6,085,487	6,583,574
Write-offs, net	(88,766)	(7,602)	(6,966)	(1,916)	(2,522)	162,319	(18,897)	35,650
Net transfers	3,634,293	1,471,431	619,008	-	34,093	132,578	(5,910,612)	(19,209)
Depreciation (Note 24)	(3,011,291)	(1,468,936)	(544,454)	-	(284,983)	-	-	(5,309,664)
Business Combination (Note 1.c.1)	-	-	1,342	-	4,888	-	817	7,047
Balance at 12/31/17	22,809,109	2,724,332	3,885,297	314,353	830,452	(228,052)	2,886,825	33,222,316

At 12.31.16
Cost	70,789,534	15,294,619	15,023,890	315,719	4,308,718	(485,575)	2,730,030	107,976,935
Accumulated depreciation	(48,557,660)	(12,706,312)	(11,298,683)	-	(3,489,362)	-	-	(76,052,017)
Total	22,231,874	2,588,307	3,725,207	315,719	819,356	(485,575)	2,730,030	31,924,918

At 12.31.17
Cost	74,100,056	16,845,903	15,728,808	314,353	4,687,395	(228,052)	2,886,825	114,335,288
Accumulated depreciation	(51,290,947)	(14,121,571)	(11,843,511)	-	(3,856,943)	-	-	(81,112,972)
Total	22,809,109	2,724,332	3,885,297	314,353	830,452	(228,052)	2,886,825	33,222,316

(1)  The Company recognized estimated losses for potential obsolescence of materials used in property and equipment maintenance, based on levels of historical use and expected future use.

(2)  Net write-offs regarding “Infrastructure and Assets and Facilities under Construction” for the year ended December 31, 2016, include the amount of R$99,210 regarding the disposal of 1,655 towers owned by the Company to Telxius Torres Brasil Ltda, a directly controlled Telefónica subsidiary.

b) Depreciation rates

In accordance with IAS 16, the Company performed valuations of useful lives applied to its property, plant and equipment using the direct comparative method of market data. The results of these evaluations did not indicate the need for changes in useful lives in 2017.

In relation to 2016, these evaluations indicated the need for changes in useful lives and annual depreciation rates for some items of asset classes. This change in the accounting estimate, which was applied reduced the depreciation expense for the annual period ended December 31, 2016 by R$157,053.

c) Property and equipment items pledged in guarantee

At December 31, 2017, the Company had consolidated amounts of property and equipment items pledged in guarantee for lawsuits, amounting to R$176,591 (R$203,600 at December 31, 2016).

d) Reversible assets

The STFC service concession arrangement establishes that all assets owned by the Company and that are indispensable to the provision of the services described in the referred to arrangement are considered “reversible” (returnable to the concession authority). At December 31, 2017, estimated residual value of reversible assets was R$8,763,355 (R$8,813,916 at December 31, 2016), which comprised switching and transmission equipment and public use terminals, external network equipment, energy, system and operational support equipment.

e) Finance lease

At December 31, 2017, classes of switching and transmission equipment, infrastructure and other assets included the net residual amounts of R$280,103 (R$298,604 as of December 31, 2016), in which the Company is a lessee of financial leasing operations.

13) INTANGIBLE ASSETS

a) Breakdown, changes and amortization rates

	Indefinite useful life	Finite useful life
	Goodwill	Software	Customer portfolio	Trademarks	Licenses	Other intangible assets	Estimated losses for software	Software under development	Total

Annual amortization rate (%)		20.00 to 50.00	11.76 to 12.85	5.13 to 66.67	3.60 to 6.67	6.67 to 20.00

Balances and changes:
Balance at 12/31/15	23,062,421	2,385,723	3,154,501	1,274,803	15,635,082	18,190	-	76,471	45,607,191
Additions (1)	-	634,528	-	-	185,450	19,796	(4,550)	519,563	1,354,787
Write-offs, net	-	24	-	-	-	(11)	(31)	-	(18)
Net transfers	-	616,336	-	-	-	19,207	-	(532,609)	102,934
Amortization (Note 24)	-	(942,090)	(593,281)	(116,983)	(922,564)	(6,480)	-	-	(2,581,398)
Balance at 12/31/16	23,062,421	2,694,521	2,561,220	1,157,820	14,897,968	50,702	(4,581)	63,425	44,483,496
Additions	-	276,390	-	-	-	207	-	1,100,785	1,377,382
Write-offs, net	-	(7,427)	-	-	-	-	4,051	-	(3,376)
Net transfers	-	701,545	-	-	-	(24,297)	31	(658,070)	19,209
Amortization (Note 24)	-	(944,753)	(582,357)	(84,205)	(928,362)	(5,660)	-	-	(2,545,337)
Business Combination (Note 1.c.1)	-	530	-	-	-	-	-	-	530
Balance at 12/31/17	23,062,421	2,720,806	1,978,863	1,073,615	13,969,606	20,952	(499)	506,140	43,331,904

At 12/31/16
Cost	23,062,421	14,062,127	4,513,278	1,658,897	20,237,572	267,074	(4,581)	63,425	63,860,213
Accumulated amortization	-	(11,367,606)	(1,952,058)	(501,077)	(5,339,604)	(216,372)	-	-	(19,376,717)
Total	23,062,421	2,694,521	2,561,220	1,157,820	14,897,968	50,702	(4,581)	63,425	44,483,496

At 12/31/17
Cost	-	15,125,532	4,513,278	1,658,897	20,237,572	238,201	(499)	506,140	42,279,121
Accumulated amortization	23,062,421	(12,404,726)	(2,534,415)	(585,282)	(6,267,966)	(217,249)	-	-	1,052,783
Total	23,062,421	2,720,806	1,978,863	1,073,615	13,969,606	20,952	(499)	506,140	43,331,904

(1)    On December 17, 2015, the Company was the winner in seven lots at a frequency of 2,500MHz, offering the amount of R$185,450. On July 21, 2016, through acts No. 2.483, No. 2.485 and No. 2.486, the Directing Council of ANATEL approved the use of these radio frequencies. The terms of authorization of these radio frequency bands were signed on July 26, 2016 and published in the DOU on August 26, 2016.

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

(5)  Goodwill generated upon acquisition of GVT Participações in 2015 (Note 1.c3).

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

The growth rate used to extrapolate the projections beyond the 5 years period was 4.5% and 5.0% in 2017 and 2016, respectively. Estimated future cash flows were discounted at the pre tax rate of 13.58% in 2017 (14.75% in 2016), also at nominal amounts.

The inflation rate for the period analyzed in the projected cash flows was 4.0% in 2017 (4.5% in 2016).

Key assumptions were based on the Company’s historical performance and reasonable macroeconomic assumptions grounded on financial market projections, documented and approved by the Company’s management.

Based on annual impairment testing of the Company’s intangible assets, prepared using projections considering the financial statements at December 31, 2017 and 2016, growth projections and operating results for the year ended December 31, 2017 and 2016, no impairment losses or evidence of losses were identified, since value in use is higher than net carrying amount as of the assessment date.

c.1) Key assumptions used in the calculation of value in use:

The value in use is mainly impacted by the following assumptions:

•       Revenue Growth: is based on the observation of the historical behavior of each revenue line, as well as trends based on market analysis. The projected revenue differs between product lines and services with a tendency of growth in broadband services, pay TV and IT compared to voice services (fixed).

•       Growth in operating margin: takes into account the historical margin estimate of price correction, as well as ongoing projects with the aim of greater cost efficiency.

•       Capex volume: we considered the projects in progress aiming at the best efficiency of use of CapEx associated with the need to increase capacity and coverage in line with the growth in revenue provided under the long-term plan. The Capex volume may also be impacted by inflation and currency fluctuations.

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

c.2) Sensitivity to changes in assumptions

The Company carries out a sensitivity analysis of the impairment test by considering reasonable changes in the main assumptions used in such test.

The following maximum increases or decreases, expressed in percentage points (p.p.) were assumed for the years ended December 31, 2017 and 2016:

Changes in key assumptions	In percentage points (p.p)
Financial variables
Discount rate	+ / - 1.0
Perpetuity growth rates	+ / - 0.5

Operating variables
OIBDA Margin	+ / - 2.0
Capex/Revenues Margin	+ / - 1.0

The sensitivity analysis performed at year-end 2017 and 2016 indicates that there are no significant risks arising from possible changes in the financial and operating variables, considered individually. In other words, the Company considers that within the above (reasonably wide) limits, no losses would be recognized.

14)  PERSONNEL, SOCIAL CHARGES AND BENEFITS

	12/31/17	12/31/16
Salaries and wages	40,171	55,476
Social charges and benefits	399,229	384,073
Profit sharing	273,384	285,887
Share-based payment plans (Note 29)	33,880	46,223
Total	746,664	771,659
Current	723,380	760,643
Noncurrent	23,284	11,016

15)  TRADE ACCOUNTS PAYABLE

	12/31/17	12/31/16
Sundry suppliers (Opex, Capex, Services e Material)	6,683,503	6,617,240
Amounts payable (operators, cobilling)	187,976	314,958
Interconnection / interlink (1)	224,777	369,715
Related parties (Note 28)	350,844	381,240
Total	7,447,100	7,683,153
Current	7,447,100	7,611,246
Noncurrent	-	71,907

(1)  As of December 31, 2016, the amount recorded as non-current related to the judicial proceeding filed against SMP operators claiming the reduction of the VU-M amount. On October 15, 2007, an injunction was obtained to provide a judicial deposit of the difference between VC1 calls and the amount effectively charged by SMP operators. In May 2017, the updated amount of R$71,956 was raised in favor of the operators involved, after an agreement between the parties.

16) TAXES, CHARGES AND CONTRIBUTIONS

	12/31/17	12/31/16
Income and social contribution taxes payable	4,479	11,520
ICMS	1,149,137	1,226,172
PIS and COFINS	419,589	412,149
Fust and Funttel	93,869	92,828
ISS, CIDE and other taxes	113,689	77,193
Total	1,780,763	1,819,862
Current	1,731,315	1,770,731
Noncurrent	49,448	49,131

17)  DIVIDENDS AND INTEREST ON EQUITY (IOE)

a)   Dividends and interest on equity payable

a.1) Breakdown:

	12/31/17	12/31/16
Telefónica Latinoamérica Holding S.L.	505,750	454,583
Telefónica S.A.	609,003	547,390
SP Telecomunicações Participações Ltda	383,933	345,090
Telefónica Chile S.A.	1,070	962
Non-controlling interest	896,360	847,006
Total	2,396,116	2,195,031

a.2) Changes:

Balance at 12/31/15	2,209,362
Supplementary dividends for 2015	1,287,223
Interim interest on equity (net of IRRF)	1,846,323
Unclaimed dividends and interest on equity	(189,471)
Payment of dividends and interest on equity	(2,966,384)
IRRF on shareholders exempt/immune from interest on equity	7,978
Balance at 12/31/16	2,195,031
Supplementary dividends for 2016	1,913,987
Interim interest on equity (net of IRRF)	2,054,143
Unclaimed dividends and interest on equity	(101,778)
Payment of dividends and interest on equity	(3,668,551)
IRRF on shareholders exempt/immune from interest on equity	3,284
Balance at 12/31/17	2,396,116

For the cash flow statement, interest on equity and dividends paid to shareholders are recognized in “Financing Activities”.

Interest on equity and dividends not claimed by shareholders expire within three years from the initial payment date. Should dividends and interest on equity expire, these amounts are recorded in retained earnings for later distribution.

18) PROVISIONS AND CONTINGENCIES

The Company is party to administrative and judicial proceedings and labor, tax and civil claims filed in different courts. The management of the Company, based on the opinion of its legal counsel, recognized provisions for proceedings for which an unfavorable outcome is considered probable.

Breakdown of changes in provisions for cases in which an unfavorable outcome is probable, in addition to contingent liabilities and provisions for decommissioning are as follows:

	Provisions for contingencies
	Labor	Tax	Civil	Regulatory	Contingent liabilities (PPA) (1)	Provision for decommissioning (2)	Total
Balances at 12/31/15	1,166,151	2,736,191	1,010,356	642,695	843,882	405,421	6,804,696
Additions (income) (Note 25)	611,776	126,446	690,470	126,514	-	-	1,555,206
Write-offs due to reversal (income) (Note 25)	(153,758)	(53,616)	(343,016)	(10,552)	(9,088)	(32,924)	(602,954)
Other additions	958	100,314	7,897	-	-	162,628	271,797
Write-offs due to payment	(396,894)	(159,039)	(538,309)	(2,580)	(11,240)	-	(1,108,062)
Monetary restatement	154,724	379,385	211,959	72,857	58,191	11,462	888,578
Balances at 12/31/16	1,382,957	3,129,681	1,039,357	828,934	881,745	546,587	7,809,261
Additions (income) (Note 25)	809,754	226,125	748,620	271,124	-	-	2,055,623
Write-offs due to reversal (income) (Note 25)	(512,583)	(71,684)	(309,927)	(72,780)	(89,230)	-	(1,056,204)
Other additions (reversal)	(492)	93,596	207	-	-	20,765	114,076
Write-offs due to payment	(865,656)	(168,407)	(551,928)	(6,873)	-	-	(1,592,864)
Write-offs due to taxes (3)	-	(66,027)	-	-	-	-	(66,027)
Monetary restatement	147,334	348,393	123,487	83,387	53,281	12,129	768,011
Business combination (Note 1 c.1)	19,282	87,531	6,061	-	-	-	112,874
Balances at 12/31/17	980,596	3,579,208	1,055,877	1,103,792	845,796	579,481	8,144,750
At 12/31/16
Current	202,113	-	205,831	775,679	-	-	1,183,623
Noncurrent	1,180,844	3,129,681	833,526	53,255	881,745	546,587	6,625,638
At 12/31/17
Current	239,229	-	201,673	994,009	-	-	1,434,911
Noncurrent	741,367	3,579,208	854,204	109,783	845,796	579,481	6,709,839

(1) This refers to contingent liabilities arising from Purchase Price Allocation (PPA) generated on acquisition of the controlling interest of Vivo Participações in 2011 and GVTPart. in 2015.

(2) These refer to costs to be incurred to return the sites (locations for installation of base radio, equipment and real estate) to their respective owners in the same conditions as at the time of execution of the initial lease agreement.

(3)  This refers to the amounts of tax on tax losses used to offset tax provisions arising from the Company's adherence to the Special Tax Regularization Program (PERT).

a) Provisions and labor contingencies

	Amounts involved
Nature/Degree of Risk	12/31/17	12/31/16
Provisions - probable losses	980,596	1,382,957
Possible losses	261,876	293,146

Labor provisions and contingencies involve labor claims filed by former employees and outsourced employees (the latter alleging subsidiary or joint liability) claiming for, among other issues, overtime, salary equalization, post-retirement benefits, allowance for health hazard and risk premium, and matters relating to outsourcing.

The Company is also a defendant in labor claims filed by retired former employees who are covered by the Retired Employees Medical Assistance Plan ("PAMA"), who, among other issues, are demanding the cancellation of amendments to this plan. Most of these claims await a decision by the Regional Labor Court of São Paulo and the Superior Labor Court. Based on the opinion of its legal counsel and recent decisions of the courts, management considers the risk of loss in these cases as possible. No amount has been specified for these claims, since is not possible to estimate the cost to the Company in the event of loss.

In addition, the Company is party to Public Civil Actions filed by the Labor Public Prosecutor's Office, mainly in relation to the determination that the Company must cease the engagement of intermediaries to carry out its core activities. No amounts were allocated to the possible degree of risk in these Public Civil Actions in the above table, since at this stage of the proceedings it is not possible to estimate the cost to the Company in the event of loss.

b) Provisions and tax contingencies

	Amounts involved
Nature/Degree of Risk	12/31/17	12/31/16
Provisions - probable losses	3,579,208	3,129,681
Federal	502,153	343,353
State	231,998	226,571
Municipal	32,054	30,519
FUST, FISTEL and EBC	2,813,003	2,529,238
Possible losses	35,388,910	30,050,578
Federal	8,226,374	5,931,022
State	18,968,349	15,389,802
Municipal	548,014	853,244
FUST, FUNTTEL, FISTEL and EBC	7,646,173	7,876,510

b.1) Probable tax contingencies

Management and its legal counsel understand that losses are probable in the following federal, state, municipal and other tax proceedings (FUST, FISTEL and EBC) are described below:

Federal Taxes

The Company is party to administrative and legal proceedings relating to: (i) claims resulting from the non-ratification of compensation and refund requests formulated; (ii) CIDE levied on the remittance of amounts abroad related to technical and administrative assistance and similar services, as well as royalties; (iii) IRRF on interest on equity; (iv) Social Investment Fund (Finsocial) offset amounts; and (v) additional charges to the PIS and COFINS tax base, as well as additional charges to COFINS required by Law No. 9,718/98.

At December 31, 2017, consolidated provisions totaled R$502,153 (R$343,353 at December 31, 2016).

State taxes

The Company is party to administrative and judicial proceedings relating to: (i) disallowance of ICMS credits; (ii) telecommunications services not subject to ICMS; (iii) tax credit for challenges / disputes over telecommunication services not provided or wrongly charged (Agreement 39/01); (iv) rate difference of ICMS; (v) ICMS on rent of infrastructure necessary for internet (data) services; and (vi) outflows of goods with prices lower than those of acquisition.

At December 31, 2017, consolidated provisions totaled R$231,998 (R$226,571 at December 31, 2016).

Municipal taxes

The Company is party to various municipal tax proceedings, at the judicial level, relating to: (i) Property tax (IPTU); (ii) Services tax (ISS) on equipment leasing services, non-core activities and supplementary activities; and (iii) withholding of ISS on contractors' services.

At December 31, 2017, consolidated provisions totaled R$32,054 (R$30,519 at December 31, 2016).

FUST, FISTEL and EBC

The Company has administrative and judicial discussions related to: (i) the non-inclusion of interconnection expenses and industrial exploitation of a dedicated line in the calculation basis of FUST; (ii) exclusion of the calculation basis of the Installation Inspection Fee ("TFI") and Inspection and Operation Fee ("TFF") of the mobile stations that are not owned by it; and (iii) Contribution to the Promotion of Public Broadcasting (EBC).

At December 31, 2017, consolidated provisions totaled R$2,813,003 (R$2,529,238 at December 31, 2016).

b.2) Possible tax contingencies

Management and its legal counsel understand that losses are possible in the following federal, state, municipal and other tax proceedings (FUST, FUNTTEL, FISTEL and EBC) are described below:

Federal taxes

The Company is party to various administrative and judicial proceedings, at the federal level, which are awaiting decisions in different court levels.

The most important of these proceedings are: (i) statements of dissatisfaction resulting from failure to approve requests for compensation submitted by the Company; (ii) INSS (social security contribution) (a) on compensation payment for salary losses arising from the "Plano Verão" and the "Plano Bresser"; (b) SAT, social security amounts owed to third parties (INCRA and SEBRAE) and (c) supply of meals to employees, withholding of 11% (assignment of workforce); (iii) IRRF and CIDE on the funds remitted abroad related to technical services and to administrative support and similar services, etc., and royalties; (iv) IRPJ and CSLL - disallowance of costs and sundry expenses not evidenced; (v) deduction of COFINS on swap operation losses; (vi) PIS and COFINS accrual basis versus cash basis; (vii) IRPJ FINOR, FINAN or FUNRES; (viii) IRPJ and CSLL, disallowance of expenses on goodwill of the corporate restructuring of Terra Networks and Vivo S.A., and for the takeovers of Navytree, TDBH, VivoPart. and GVTPart.; (ix) ex-tariff, cancellation of the benefits under CAMEX Resolution No. 6, increase in the import duty from 4% to 28%; (x) IPI levied on shipment of fixed access units from the Company's establishment; (xi) PIS and COFINS levied on value-added services and monthly subscription services; (xii) INSS on Stock Options - requirement of social security contributions on amounts paid to employees under the stock option plan; (xiii) IOF - required on loan transactions, intercompany loans and credit transactions; and (xiv) operating expenses allegedly non-deductible and related to estimated losses on the recoverable value of accounts receivable.

At December 31, 2017, consolidated amounts involved totaled R$8,226,374 (R$5,931,022 at December 31, 2016).

State taxes

The Company is party to various administrative and judicial proceedings, at the state level, which are awaiting decisions in different court levels.

Among these lawsuits, the following are highlighted: (i) provision of facility, utility and convenience services and rental of movable property; (ii) international calls (DDI); (iii) reversal of ICMS credit related to the acquisition of items of property, plant and equipment and payment of ICMS in interstate transfers of property, plant and equipment between branches; (iv) reversal of previously unused ICMS credits; (v) service provided outside São Paulo state with ICMS paid to São Paulo State; (vi) co-billing; (vii) tax substitution with a fictitious tax base (tax guideline); (viii) use of credits related to acquisition of electric power; (ix) secondary activities, value added and supplementary services; (x) tax credits related to opposition/challenges regarding telecommunications services not provided or mistakenly charged (Agreement 39/01); (xi) deferred collection of ICMS - interconnection (DETRAF - Traffic and Service Provision Document); (xii) credits derived from tax benefits granted by other states; (xiii) disallowance of tax incentives related to cultural projects; (xiv) transfers of assets among business units owned by the Company; (xv) communications service tax credits used in provision of services of the same nature; (xvi) card donation for prepaid service activation; (xvii) reversal of credit from return and free lease in connection with assignment of networks (used by the Company itself and exemption of public bodies); (xviii) DETRAF fine; (xix) ICMS on own consumption; (xx) ICMS on exemption of public bodies; (xxi) ICMS on amounts given by way of discounts; (xxii) new tax register bookkeeping without prior authorization by tax authorities; (xxiii) ICMS on monthly subscription; (xxiv) tax on unmeasured services; and (xxv) ICMS on advertising services.

At December 31, 2017, consolidated amounts involved totaled R$18,968,349 (R$15,389,802 at December 31, 2016).

Municipal taxes

The Company is party to various administrative and judicial proceedings, at the municipal level, which are awaiting decisions in different court levels.

The most important of these proceedings are: (i) ISS on non-core activity, value-added and supplementary services; (ii) ISS withholding at source; (iii) IPTU; (iv) land use tax; (v) various municipal charges; (vi) charge for use of mobile network and lease of infrastructure; (vii) advertising services; (viii) services provided by third parties; (ix) advisory services in corporate management provided by Telefónica Latino América Holding; (x) ISS on call identification and mobile phone licensing services; (xi) ISS on full-time services, provisions, returns and cancelled tax receipts; and (xii) ISS on data processing and antivirus congeners.

At December 31, 2017, consolidated amounts involved totaled R$548,014 (R$853,244 at December 31, 2016).

FUST, FUNTTEL, FISTEL and EBC

Universal Telecommunications Services Fund ("FUST")

Writs of mandamus were filed seeking the right to not include revenues with interconnection and Industrial Use of Dedicated Line (EILD) in FUST tax base, according to Abridgment No. 7 of December 15, 2005, as it does not comply with the provisions contained in sole paragraph of article 6 of Law No. 9,998/00, which are awaiting a decision from Higher Courts.

Various delinquency notices were issued by ANATEL in the administrative level to collect charges on interconnections, EILD and other revenues not earned from the provision of telecommunication services.

At December 31, 2017, consolidated amounts involved totaled R$4,316,571 (R$4,089,065 at December 31, 2016).

Fund for Technological Development of Telecommunications ("FUNTTEL")

Proceedings filed for recognition of the right not to include interconnection revenues and any others arising from the use of resources that are part of the networks in FUNTTEL calculation basis, as determined by Law 10,052/00 and Decree No. 3,737/01, thus avoiding the improper application of Article 4, paragraph 5, of Resolution 95/13.

Several notifications of debits drawn up by the Ministry of Communications in administrative actions for constitution of the tax credit related to the interconnection, network resources and other revenues that do not originate from the provision of telecommunication services.

At December 31, 2017, consolidated amounts involved totaled R$493,867 (R$1,190,637 at December 31, 2016).

Telecommunications Inspection Fund ("FISTEL")

Judicial actions for the collection of TFI on: (a) extensions of the term of validity of the licenses for use of telephone exchanges associated with the operation of the fixed switched telephone service; and (b) extensions of the period of validity of the right to use radiofrequency associated with the operation of the telephone service personal mobile service.

At December 31, 2017, consolidated amounts involved totaled R$2,556,443 (R$2,352,000 at December 31, 2016).

Contribution to Empresa Brasil de Comunicação (“EBC”)

The Union of Telephony and Cellular and Personal Mobile Service Companies ("Sinditelebrasil") judicially discusses, on behalf of the associates, the Contribution to the Promotion of Public Broadcasting to EBC, created by Law 11,652/08.

Several notifications of debit entry were drawn up by ANATEL at the administrative level for the constitution of the tax credit.

At December 31, 2017, consolidated amounts involved totaled R$279,292 (R$244,808 at December 31, 2016).

c) Provisions civil contingencies

	Amounts involved
Nature/Degree of Risk	12/31/17	12/31/16
Provisions - probable losses	1,055,877	1,039,357
Possible losses	2,858,796	2,574,836

c.1) Provisions for probable civil losses

Management and its legal counsel understand that losses are probable in the following civil proceedings:

•       The Company is party to proceedings involving rights to the supplementary amounts from shares calculated on network expansion plans since 1996 (supplement of share proceedings). These proceedings are at different stages: lower courts, court of justice and high court of justice. At December 31, 2017, consolidated provisions totaled R$324,232 (R$256,276 at December 31, 2016).

•       The Company is party to various civil proceedings related to consumers at the administrative and judicial level, relating to the non-provision of services and/or products sold. At December 31, 2017, consolidated provisions totaled R$296,169 (R$386,699 at December 31, 2016).

•       The Company is party to various civil proceedings of a non-consumer nature at administrative and judicial levels, all arising in the ordinary course of business. At December 31, 2017, consolidated provisions totaled R$435,476 (R$396,382 at December 31, 2016).

c.2) Civil contingencies assessed as possible losses

Management and its legal counsel understand that losses are possible in the following civil proceedings:

•       Collective Action filed by SISTEL Participants' Association (ASTEL) in the state of São Paulo, in which SISTEL associates in the state of São Paulo challenge the changes made in the health insurance plan for retired employees ("PAMA") and claim for the reestablishment of the prior "status quo".  This proceeding is still in the appeal phase, and awaits a decision on the Interlocutory Appeal filed by the Company against the decision on possible admission of the appeal to higher and supreme courts filed in connection with the Court of Appeals' decision, which changed the decision rendering the matter groundless. The amount cannot be estimated, and the claims cannot be settled due to their unenforceability because it entails the return to the prior plan conditions.

•       Civil Class Actions filed by ASTEL, in the state of São Paulo, and by the Brazilian National Federation of Associations of Retirees, Pensioners and Pension Fund Members of the Telecommunications Industry (FENAPAS), both against SISTEL, the Company and other carriers, in order to annul the spin-off of the PBS private pension plan, alleging, in short, the "windup of the supplementary private pension plan of the SISTEL Foundation", which led to various specific mirror PBS plans, and corresponding allocation of funds from technical surplus and tax contingencies existing at the time of the spin-off.  The amount cannot be estimated, and the claims cannot be settled due to their unenforceability because this involves the return of the spun-off assets of SISTEL relating to telecommunication carriers of the former Telebrás System.

•       The Company is party to other civil claims, at several levels, related to service rendering rights. Such claims have been filed by individual consumers, civil associations representing consumer rights or by the Bureau of Consumer Protection (PROCON), as well as by the Federal and State Public Prosecutor's Office. The Company is also party to other claims of several types related to the ordinary course of business. At December 31, 2017, the consolidated amount totaled R$2,827,071 (R$2,559,252 at December 31, 2016).

•       TGLog (company controlled by TData) is a party to the civil enforcement action process in the 3rd Civil Court of Barueri - SP for the allegation of contractual noncompliance with the transportation of goods. At December 31, 2017, the amount was R$178 (R$1,377 at December 31, 2016).

•       Terra Networks (company controlled by TData) is a party to: (i) supplier action related to the transmission of events; (ii) PROCON fine (annulment action); (iii) indemnification action related to the use of content; (iv) ECAD action on copyright collection; and (v) claim actions filed by former subscribers regarding unrecognized collection, collection of undue value and contractual noncompliance. At December 31, 2017, the amount was R$17,340.

•       The Company has received notices regarding noncompliance with the Customer Service (SAC) Decree. The Company is currently party to various lawsuits (administrative and legal proceedings). At December 31, 2017 and at December 31, 2016, the amount was R$14,207.

•       Intelectual Property: Lune Projetos Especiais Telecomunicação Comércio e Ind. Ltda. (Lune), a Brazilian company, filed an action on November 20, 2001 against 23 wireless carriers claiming to own the patent for caller ID and the trademark "Bina".  The purpose of that lawsuit was to interrupt provision of such service by carriers and to seek indemnification equivalent to the amount paid by consumers for using the service.

An unfavorable decision was handed down determining that the Company should refrain from selling mobile phones with Caller ID service ("Bina"), subject to a daily fine of R$10,000.00 (Ten thousand reais) in case of noncompliance. Furthermore, according to that decision, the Company must pay indemnification for royalties, to be calculated in settlement. Motions for Clarification were proposed by all parties and Lune's motions for clarification were accepted since an injunctive relief in this stage of the proceedings was deemed applicable. A bill of review appeal was filed in view of the current decision which granted a stay of execution suspending that unfavorable decision until final judgment of the review. A bill of review was filed in view of the sentence handed down on June 30, 2016, by the 4th Chamber of the Court of Justice of the Federal District, in order to annul the lower court sentence and remit the proceedings back to the lower court for a new examination. At the present time, we await the judgment of the regimental grievance filed against a decision prior to the judgment, which rejected the application of the former lawyers of Lune as assistants of the author.  There is no way to determine the extent of potential liabilities with respect to this claim.

•       The Company and other wireless carriers figure as defendants in several lawsuits filed by the Public Prosecutor's Office and consumer associations to challenge imposition of a period to use prepaid minutes. The plaintiffs allege that the prepaid minutes should not expire after a specific period. Conflicting decisions were handed down by courts on the matter, even though the Company understands that its criteria for the period determination comply with ANATEL standards.

d) Provisions and regulatory contingencies

	Amounts involved
Nature/Degree of Risk	12/31/17	12/31/16
Provisions - probable losses	1,103,792	828,934
Possible losses	5,065,907	5,018,205

d.1) Provisions for regulatory contingencies assessed as probable losses

The Company is party to administrative proceedings against ANATEL, filed based on an alleged failure to meet sector regulations, and to judicial proceedings to contest sanctions applied by ANATEL at the administrative level. At December 31, 2017, consolidated provisions totaled R$1,103,792 (R$828,934 at December 31, 2016).

d.2) Regulatory contingencies assessed as possible losses

According to the Company's management and legal counsel, the likelihood of loss of the following regulatory civil proceedings is possible:

•       The Company is party to administrative proceedings filed by ANATEL alleging noncompliance with the obligations set forth in industry regulations, as well as legal claims which discuss the sanctions applied by ANATEL at the administrative level. At December 31, 2017, the consolidated amount was R$5,065,907 (R$5,018,205 at December 31, 2016).

•       Administrative and judicial proceedings discussing payment of a 2% charge on interconnection services revenue arising from the extension of right of use of SMP related radio frequencies. Under clause 1.7 of the authorization term that grants right of use of SMP related radio frequencies, the extension of right of use of such frequencies entails payment every two years, during the extension period (15 years) of a 2% charge calculated on net revenues from the service provider's Basic and Alternative Plans of the service company, determined in the year before that of payment.

However, ANATEL determined that in addition to revenues from Service Plans, the charge corresponding to 2% should also be levied on interconnection revenues and other operating revenues, which is not stipulated in clause 1.7 of referred Authorization Term.

Considering, based on the provisions of the Authorization Terms, that revenue from interconnection services should not be included in the calculation of the 2% charge for radiofrequency use right extension, the Company filed administrative and legal proceedings challenging these charges, based on ANATEL's position.

d.3) Term of Conduct Adjustment ("TAC")

The Board of Directors of ANATEL approved, on October 27, 2016, the Company's TAC. On September 27, 2017, this instrument was judged by the Brazilian Court of Audit ("TCU"), with the instruction of recommendations and determinations to ANATEL for the continuation of the analysis of the instrument.

e) Guarantees

The Company granted guarantees for tax, civil and labor proceedings, as follows:

	12/31/17			12/31/16
	Property and equipment	Judicial deposits and garnishments	Letters of guarantee	Property and equipment	Judicial deposits and garnishments	Letters of guarantee
Civil, labor and tax	176,591	6,663,805	1,669,476	203,600	6,351,566	1,948,088
Total	176,591	6,663,805	1,669,476	203,600	6,351,566	1,948,088

At December 31, 2017, in addition to the guarantees presented above, the Company had amounts under short-term investment frozen by courts (except for loan-related investments) in the consolidated amount of R$69,764 (R$67,393 at December 31, 2016).

19)  DEFERRED REVENUE

	12/31/17	12/31/16
Services and goods (1)	301,292	389,706
Disposal of PP&E (2)	165,162	227,397
Activation revenue (3)	7,959	44,914
Customer loyalty program (4)	50,354	56,210
Government grants (5)	115,379	133,300
Other (6)	83,052	90,112
Total	723,198	941,639
Current	372,561	429,853
Noncurrent	350,637	511,786

(1)  This refers mainly to the balances of revenues from recharging prepaid services, which are recognized in income as services are provided to customers. It includes the amount of the agreement the Company entered into for industrial use of its mobile network by a different SMP operator in Regions I, II and III of the general authorizations plan, which is intended solely for the rendering of SMP services by the operator for its customers.

(2)  Includes the net balances of the residual values from sale of non-strategic towers and rooftops, which are transferred to income as the conditions for recognition are fulfilled.

(3)  This refers to the deferred activation revenue (fixed) recognized in income over the estimated period in which a customer remains in the base.

(4)  This refers to points earned under the Company's loyalty program, which enables customers to accumulate points by paying bills relating to use of services offered. The balance represents the Company's estimate of customers exchanging points for goods and / or services in the future.

(5)  This refers to: i) government subsidy arising from funds obtained from BNDES credit lines to be used in the acquisition of domestic equipment, which  have been amortized over the useful life cycle of the equipment; and ii) subsidies arising from projects related to state taxes, which are being amortized over the contractual period.

(6)  Includes mainly reimbursement for costs for leaving radio frequency sub-bands 2,500MHz to 2,690MHz due to cancellation of the Multichannel Multipoint Distribution Service (MMDS).

20) LOANS, FINANCING AND DEBENTURES

a) Breakdown

	Information as of December 31, 2017				12/31/17			12/31/16
	Currency	Annual interest rate	Maturity	Garantees	Current	Non-current	Total	Current	Non-current	Total
Local currency					1,478,656	2,237,192	3,715,848	1,480,382	2,901,521	4,381,903

Financial Institutions (a.1)					820,468	1,456,624	2,277,092	711,848	2,158,303	2,870,151
BNDES FINEM	URTJLP	TJLP+ 0 to 4.08%	7/15/2019	(1)	371,946	213,958	585,904	363,734	567,110	930,844
BNDES FINEM	URTJLP			(3)	-	-	-	29,319	-	29,319
BNDES FINEM	URTJLP	TJLP+ 0 to 3.38%	8/15/2020	(3)	184,007	303,560	487,567	182,737	480,510	663,247
BNDES FINEM	R$	5.00%	11/15/2019	(3)	14,654	13,377	28,031	14,686	27,971	42,657
BNDES FINEM	URTJLP	TJLP+ 0 to 3.12%	1/15/2023	(3)	101,879	413,552	515,431	7,596	499,442	507,038
BNDES FINEM	R$	4.00% to 6.00%	1/15/2023	(3)	37,061	132,092	169,153	12,320	163,222	175,542
BNDES FINEM	R$	Selic Acum. D-2 + 2.32%	1/15/2023	(3)	70,426	305,952	376,378	1,408	340,600	342,008
BNDES PSI	R$	2.5% to 5.5%	1/15/2023	(2)	25,405	19,413	44,818	92,508	44,698	137,206
BNB	R$	7.06% to 10%	8/18/2022	(4)	15,090	54,720	69,810	7,540	34,750	42,290

Suppliers (a.2)	R$	101.4% to 109.4% of CDI	12/31/2018		607,152	-	607,152	722,591	-	722,591

Finance lease (a.3)	R$	IPCA and IGP-M	8/31/2033		51,036	334,424	385,460	45,943	328,485	374,428

Contingent Consideration (a.4)	R$	Selic			-	446,144	446,144	-	414,733	414,733

Foreign Currency					142,299	82,955	225,254	1,062,593	225,271	1,287,864

Financial Institutions (a.1)					142,299	82,955	225,254	1,062,593	225,271	1,287,864
BNDES FINEM	UMBND	ECM + 2.38%	7/15/2019	(1)	142,299	82,955	225,254	136,850	225,271	362,121
Resolution 4131 - Scotiabank and Bank of America	US$				-	-	-	925,743	-	925,743
Total					1,620,955	2,320,147	3,941,102	2,542,975	3,126,792	5,669,767

(1)  Guarantee in receivables relating to 15% of the outstanding debt balance or four times the largest installment, whichever is higher.

(2)  Pledge of financed assets.

(3)  Assignment of receivables corresponding to 20% of outstanding debt balance or 1 time the last installment of sub-credit facility "A" (UMIPCA) plus 5 times the last installment of each of the other sub-credit facilities, whichever is greater.

(4)  Bank guarantee provided by Banco Safra in an amount equivalent to 100% of the outstanding financing debt balance. Setting up a liquidity fund represented by financial investments in the amount equivalent to three installments of repayment referenced to the average post-grace period performance. Balances were R$11,722 and R$10,773 at December 31, 2017 and 2016, respectively.

a.1)  Loans and financing

Some financing agreements with the BNDES described above, have lower interest rates than those prevailing on the market. These operations fall within the scope of IAS 20 and thus the subsidies granted by BNDES were adjusted to present value deferred in accordance with the useful lives of the financed assets, resulting in a balance until December 31, 2017 as of R$32,155 (R$47,346 at December 31, 2016), note 19.

a.2) Financing - Suppliers

Under bilateral agreements with suppliers, the Company obtained extension of the terms for payment of trade accounts payable at a cost based on fixed CDI rate for the corresponding periods, with the net cost equivalent to between 101.4% to 109.4% of CDI (108.4% of CDI as of December 31, 2016).

a.3) Finance lease

The Company has agreements classified as finance lease agreements in the condition of lessee relate to: (i) lease of towers and rooftops arising from sale and finance leaseback transactions; (ii) lease of Built to Suit ("BTS") sites to install antennas and other equipment and transmission facilities; (iii) lease of information technology equipment and; (iv) lease of infrastructure and transmission facilities associated with the power transmission network. The net carrying amount of the assets has remained unchanged until sale thereof, and a liability is recognized corresponding to the present value of mandatory minimum installments of the agreement.

The amounts recorded in property, plant and equipment are depreciated over the estimated useful lives of the assets or the lease term, whichever is shorter.

The balance of amounts payable relating to aforementioned transactions comprises the following effects:

	12/31/17	12/31/16
Nominal value payable	787,147	831,479
Unrealized financial expenses	(401,687)	(457,051)
Present value payable	385,460	374,428
Current	51,036	45,943
Noncurrent	334,424	328,485

Aging list of finance lease payable at December 31, 2017 is as follows:

	Nominal value payable	Present value payable
Up to 1 year	57,865	51,036
From 1 to 5 years	201,057	144,963
Over five years	528,225	189,461
Total	787,147	385,460

There are no unsecured residual values resulting in benefits to the lessor or contingent payments recognized as revenue at December 31, 2017 and 2016.

a.4) Contingent consideration

As part of the Purchase and Sale Agreement and Other Covenants executed by and between the Company and Vivendi to acquire all shares in GVTPart (Note 1c.3), a contingent consideration relating to the judicial deposit made by GVT for the monthly installments of deferred income tax and social contribution on goodwill amortization was agreed, arising from the corporate restructuring process completed by GVT in 2013. If these funds are realized (being reimbursed, refunded, or via netting), they will be returned to Vivendi, as long as they are obtained in a final unappeasable decision. Reimbursement will be made within 15 years and this amount is subject to monthly restatement at the SELIC rate.

b)  Debentures

Information on the debentures at December 31, 2017 and 2016:

	Information as of December 31, 2017						12/31/17			12/31/16
	Issue date		Amounts
Issue		Maturity	Issued	Outstanding	Issue value	Remuneration p.a.	Current	Non-current	Total	Current	Non-current	Total

4th issue – Series 3	10/15/2009	10/15/2019	810,000	23,557	810,000	IPCA+4.00%	312	40,010	40,322	307	36,990	37,297
1st issue – Minas Comunica	12/17/2007	7/5/2021	5,550	5,550	55,500	IPCA+0.50%	24,088	72,264	96,352	-	97,308	97,308
3rd issue	9/10/2012	9/10/2017	200,000	200,000	2,000,000	100% of CDI + 0.75%	-	-	-	2,086,763	-	2,086,763
4th issue	4/25/2013	4/25/2018	130,000	130,000	1,300,000	100% of CDI + 0.68%	1,317,513	-	1,317,513	33,434	1,299,505	1,332,939
5th issue	2/8/2017	2/8/2022	200,000	200,000	2,000,000	108.25% of CDI	64,397	1,996,517	2,060,914	-	-	-
6th issue	11/27/2017	11/27/2020	100,000	100,000	1,000,000	100% of CDI + 0.24%	6,176	999,462	1,005,638	-	-	-
Total							1,412,486	3,108,253	4,520,739	2,120,504	1,433,803	3,554,307

Transaction costs in connection with the 4th, 5th and 6th issues, totaling R$5,422 at December 31, 2017 (R$495 at December 31, 2016, 3th and 4th issues), were allocated as a reduction of liabilities as costs to be incurred and are recognized as financial expenses, according to the contractual terms of each issue.

c) Repayment schedule

At December 31, 2017, breakdown of noncurrent loans, financing, finance lease, debentures and contingent consideration by year of maturity is as follows:

Year	Loans and financing	Debentures	Finance lease	Contingent Consideration	Total
2019	737,548	64,098	43,810	-	845,456
2020	353,587	1,024,088	37,140	-	1,414,815
2021	226,244	1,024,088	32,705	-	1,283,037
2022	204,427	995,979	31,308	-	1,231,714
2023 onwards	17,773	-	189,461	446,144	653,378
Total	1,539,579	3,108,253	334,424	446,144	5,428,400

d)  Covenants

There are loans and financing with BNDES and debentures with specific covenants involving a penalty in the event of breach of contract. A breach of contract provided for in the agreements with the institutions listed above is characterized as noncompliance with covenants (analyzed on a quarterly, half-yearly or yearly basis), being a breach of a contractual clause, resulting in the early maturity of the contract.

At December 31, 2017 and 2016 all economic and financial indexes established in existing contracts have been achieved.

e)  Changes

Changes in loans and financing, debentures, finance lease agreements and contingent considerations are as follows:

	Loans and financing	Debentures	Finance lease	Financing - Suppliers	Contingent Consideration	Total
Balance at 12.31.15	4,773,489	3,544,714	296,684	1,228,682	377,721	10,221,290
Additions	466,629	-	61,866	666,085	-	1,194,580
Government grants (Note 19)	(12,040)	-	-	-	-	(12,040)
Financial charges (Note 26)	424,867	486,178	63,003	50,038	37,012	1,061,098
Issue costs	-	495	-	-	-	495
Foreign exchange variation (Note 26)	(272,795)	-	-	-	-	(272,795)
Write-offs (payments)	(1,222,135)	(477,080)	(47,125)	(1,222,214)	-	(2,968,554)
Balance at 12.31.16	4,158,015	3,554,307	374,428	722,591	414,733	9,224,074
Additions	55,876	3,000,000	13,462	571,444	-	3,640,782
Government grants (Note 19)	(1,581)	-	-	-	-	(1,581)
Financial charges (Note 26)	300,153	485,295	45,265	70,603	31,411	932,727
Issue costs	-	(4,926)	-	-	-	(4,926)
Foreign exchange variation (Note 26)	15,846	-	-	-	-	15,846
Write-offs (payments)	(2,025,963)	(2,513,937)	(47,695)	(757,486)	-	(5,345,081)
Balance at 12.31.17	2,502,346	4,520,739	385,460	607,152	446,144	8,461,841

The following is a summary of funding and payments made during the year ended December 31, 2017.

		Write-offs (payments)
	Additions	Principal	Financial charges	Total
Loans and financing	55,876	(1,781,261)	(244,702)	(2,025,963)
BNDES	15,998	(825,256)	(213,752)	(1,039,008)
BNB	39,878	(11,808)	(4,073)	(15,881)
Resolution 4131 - Scotiabank and Bank of America	-	(944,197)	(26,877)	(971,074)
Debêntures	3,000,000	(2,000,000)	(513,937)	(2,513,937)
4th issue – Series 3	-	-	(1,522)	(1,522)
3rd issue	-	(2,000,000)	(246,817)	(2,246,817)
4th issue	-	-	(151,152)	(151,152)
5th issue	2,000,000	-	(114,446)	(114,446)
6th issue	1,000,000	-	-	-
Suppliers	571,444	(668,512)	(88,974)	(757,486)
Finance lease	13,462	(35,722)	(11,973)	(47,695)
Total	3,640,782	(4,485,495)	(859,586)	(5,345,081)

Additions

Loans and Financing

Banco do Nordeste ("BNB")

On May 12, 2017, draw-downs were made related to the agreement signed on August 18, 2014 in the total amount of R$39,878. The rates of this contract are 7.06% p.a. to 10.0% p.a., total term of 8 years, with interest payments and principal repayments in 72 monthly and successive installments. These resources were destined to investment and expansion projects for the Brazil's Northeast region.

BNDES FINEM

Contract 14.2.1192.1: On December 30, 2014, a financing line of R$1,000,293 was contracted, with rates of: (i) TJLP + 0 to 3.12% p.a; (ii) 4% p.a; (iii ) Selic + 2.32% p.a, total term of 8 years, with a grace period ending on January 15, 2018. After the grace period, interest and principal repayments will be paid in 60 monthly and successive installments; and (iv) 6% a.a. total term of 7 years, with a grace period ending on January 15, 2017. After the grace period, interest and principal repayments will be paid in 60 monthly and successive installments.

During 2017, three disbursements related to this agreement were made in the amount of R$15,998.

These disbursements refer to a financial support plan linked to projects carried out in the 2014-2016 triennium, aiming at expansion in the areas of operation.

Debentures

5th Issue

At a meeting held on January 26, 2017, the Company's Board of Directors approved the 5th issue of simple debentures, non-convertible into shares of the Company, in a single series, unsecured, in the total amount of R$2,000,000, which were subject to public placement with restricted efforts, under a firm guarantee regime, in the terms of ICVM 476/09.

On February 8, 2017, the Company issued 200,000 debentures, with a par value equivalent to R$10. The debentures have a maturity of five years and the nominal unit value of each of the debentures will not be monetarily restated.

Remuneration interest corresponds to 108.25% of the accumulated variation of the average daily rates of one-day Interbank Deposits ("DI").

6th Issue

At a meeting held on November 13, 2017, the Company's Board of Directors approved the 6th issue of simple debentures, non-convertible into shares of the Company, in a single series, unsecured, in the total amount of R$1,000,000, which were subject to public placement with restricted efforts, under a firm guarantee regime, in the terms of ICVM 476/09.

On November 27, 2017, the Company issued 100,000 debentures, with a par value equivalent to R$10. The debentures have a maturity of three years and the nominal unit value of each of the debentures will not be monetarily restated.

Remuneration interest corresponds to 100.00% of the accumulated variation of the average daily rates of one-day Interbank Deposits ("DI"), plus a spread equivalent to 0.24%.

21) OTHER LIABILITIES

	12/31/17	12/31/16
Authorization licenses (1)	258,742	1,048,523
Liabilities with related parties (Note 28)	125,987	112,358
Payment for license renewal (2)	167,536	215,154
Third-party withholdings (3)	144,593	227,685
Surplus from post-employment benefit plans (Note 30)	531,938	327,670
Amounts to be refunded to subscribers	189,380	168,708
Other liabilities	72,893	92,447
Total	1,491,069	2,192,545
Current	718,468	1,640,757
Noncurrent	772,601	551,788

(1) Includes a portion of the Company's liability arising from an agreement entered into with ANATEL, whereby the operators that won the auction of the 4G licenses organized Entidade Administradora do Processo de Redistribuição e Digitalização de Canais de TV e RTV ("EAD"), which will be responsible for equally performing all TV and RTV channel redistribution procedures and solutions to harmful interference in radio communication systems, in addition to other operations in which the winning operators have obligations, as defined in the agreement. On January 31, 2017, the Company paid R$858,991 to EAD, referring to the 2nd and 3rd installments of the auction of 700 MHz national frequency bands for the provision of SMP, performed by ANATEL on September 30, 2014.
(2) This refers to the cost of renewing STFC and SMP licenses.

(3) This refers to payroll withholdings and taxes withheld from pay-outs of interest on equity and on provision of services.

22)  EQUITY

a) Capital

According to its Articles of Incorporation, the Company is authorized to increase its share capital up to 1,850,000,000 common and preferred shares. The Board of Directors is the competent body to decide on any increase and consequent issue of new shares within the authorized capital limit.

Nevertheless, Brazil’s Corporation Law (Law nº 6404/76, Article 166, item IV) - establishes that capital may be increased by means of a Special Shareholders’ Meeting resolution to decide about amendments to the Articles of Incorporation, if authorized capital increase limit has been reached.

Capital increases do not necessarily observe the proportion between the number of shares of each class to be maintained, however the number of non-voting or restricted-voting preferred shares must not exceed 2/3 of total shares issued.

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

Subscribed and paid-in capital at December 31, 2017 and 2016 amounted to R$63,571,416, divided into shares without par value, held as follows:

At December 31, 2017

	Common Shares		Preferred Shares		Grand Total
Shareholders	Number	%	Number	%	Number	%
Controlling Group	540,033,264	94.47%	704,207,855	62.91%	1,244,241,119	73.58%
Telefónica Latinoamérica Holding, S.L.	46,746,635	8.18%	360,532,578	32.21%	407,279,213	24.09%
Telefónica S.A.	198,207,608	34.67%	305,122,195	27.26%	503,329,803	29.76%
SP Telecomunicações Participações Ltda	294,158,155	51.46%	38,537,435	3.44%	332,695,590	19.67%
Telefónica Chile S.A.	920,866	0.16%	15,647	0.00%	936,513	0.06%
Other shareholders	29,320,789	5.13%	415,131,868	37.09%	444,452,657	26.28%
Treasury Shares	2,290,164	0.40%	983	0.00%	2,291,147	0.14%
Total shares	571,644,217	100.00%	1,119,340,706	100.00%	1,690,984,923	100.00%
Treasury Shares	(2,290,164)		(983)		(2,291,147)
Total shares outstanding	569,354,053		1,119,339,723		1,688,693,776

At December 31, 2016

	Common Shares		Preferred Shares		Grand Total
Shareholders	Number	%	Number	%	Number	%
Controlling Group	540,033,264	94.47%	704,207,855	62.91%	1,244,241,119	73.58%
Telefónica Latinoamérica Holding, S.L.	46,746,635	8.18%	360,532,578	32.21%	407,279,213	24.09%
Telefónica S.A.	198,207,608	34.67%	305,122,195	27.26%	503,329,803	29.76%
SP Telecomunicações Participações Ltda	294,158,155	51.46%	38,537,435	3.44%	332,695,590	19.67%
Telefónica Chile S.A.	920,866	0.16%	15,647	0.00%	936,513	0.06%
Other shareholders	29,320,789	5.13%	415,132,512	37.09%	444,453,301	26.28%
Treasury Shares	2,290,164	0.40%	339	0.00%	2,290,503	0.14%
Total shares	571,644,217	100.00%	1,119,340,706	100.00%	1,690,984,923	100.00%
Treasury Shares	(2,290,164)		(339)		(2,290,503)
Total shares outstanding	569,354,053		1,119,340,367		1,688,694,420

b) Capital reserves

b.1) Special goodwill reserve

This represents the tax benefit generated by the merger of Telefonica Data do Brasil Ltda. which will be capitalized in favor of the controlling shareholders (SPTE Participações Ltda) after the tax credits are realized under the terms of CVM Ruling No. 319/99. The balance of this account at December 31, 2017 and 2016 was R$63,074.

b.2) Other capital reserves

The breakdown as of December 31, 2017 and 2016 is as follows.

	12.31.17	12.31.16
Excess of the value in the issue or capitalization, in relation to the basic value of the share on the issue date (1)	2,735,930	2,735,930
Cancelation of treasury shares according to the Special Shareholders' Meeting (SGM) of 3/12/15 (2)	(112,107)	(112,107)
Direct costs of capital increases (3)	(62,433)	(62,433)
Incorporation of shares of GVTPart. (4)	(1,188,707)	(1,188,707)
Effects of the acquisition of Lemontree and GTR by Company and Tglog by TData (5)	(75,388)	(75,388)
Preferred shares delivered referring to the judicial process of expansion plan (6)	2	2
Effects of the acquisition of Terra Networks Brasil by TData (7)	(59,029)	-
Total	1,238,268	1,297,297

(1) Refers to the excess of the value in the issue or capitalization, in relation to the basic value of the share on the issue date.

(2) The cancellation of 2,332,686 shares issued by the Company, held in treasury, approved at the Special Shareholders' Meeting held on March 12, 2015.

(3) Refers to direct costs (net of taxes) of Company capital increases on April 28, 2015 and April 30, 2015, arising from the Primary Offering of Shares.

(4)  Refers to the difference between the economic values of the merger of shares of GVTPart. and market value of shares, issued on the transaction closing date.

(5)  Regarding the effects of the acquisition of shares of non-controlling shareholders that, with the adoption of IFRS 10, would be recorded in equity when there is no change in the shareholding control.

(6)  Refers to the effects of write-offs due to the transfer of 62 preferred shares in treasury to outstanding shares, for compliance with judicial process decisions in which the Company is involved regarding rights to the complementary receipt of shares calculated in relation to network expansion plans after 1996.

(7)  Refers to the effects of TData's acquisition of Terra Networks, related to the difference between the consideration given in exchange for the equity interest obtained and the value of the net assets acquired (note 1 c.1).

b.3) Treasury shares

The Company's shares held in treasury whose balance is resulting: (i) of the exercise of the right to withdraw from the Company's common and preferred shareholders, who expressed their dissent regarding the acquisition of GVTPart (see Note 1.c3); (ii) the acquisition of preferred shares in the financial market in accordance with the share buyback program in effect at the time of the transaction (see Note 22.f); and (iii) transfers of preferred shares, related to compliance with court decisions in which the Company is involved, which deals with rights to the complementary receipt of shares calculated in relation to network expansion plans after 1996.

The table below shows the changes in this caption for the year ended December 31, 2017 and 2016.

	Shares			In thousands of reais
Treasury stock	Common shares	Preferred shares	Total
At 12.31.15	2,290,164	734	2,290,898	(87,805)
Transfer of lawsuits concerning judicial proceedings (1)	-	(395)	(395)	15
At 12.31.16	2,290,164	339	2,290,503	(87,790)
Acquisition of shares in the financial market (2)	-	706	706	(32)
Transfer of lawsuits concerning judicial proceedings (1)	-	(62)	(62)	2
At 12.31.17	2,290,164	983	2,291,147	(87,820)

(1)  Refers to the transfer of preferred shares in treasury to outstanding shares to comply with decisions of lawsuits in which the Company is involved that deals with rights to the complementary receipt of shares calculated in relation to plans to expand the network after 1996.

(2)  The Company acquired preferred shares issued by the Company in the financial market: (i) on June 1, 2017, 45 shares at a unit price of R$ 47.31, totaling R$ 2; and (ii) on July 5, 2017, 661 shares at a unit price of R$45.26, totaling R$32.

c) Income reserves

The amounts of the income reserves are distributed as follows:

	Legal reserve (1)	Expansion and Modernization Reserve (2)	Tax incentives (3)	Total
At 12.31.15	1,703,643	700,000	6,928	2,410,571
Reversal of reserves	-	(700,000)	-	(700,000)
Recording of reserves	204,262	550,000	10,141	764,403
At 12.31.16	1,907,905	550,000	17,069	2,474,974
Reversal of reserves	-	(550,000)	-	(550,000)
Recording of reserves	230,439	297,000	10,815	538,254
At 12.31.17	2,138,344	297,000	27,884	2,463,228

(1)  This reserve is set up by allocation of 5% of the net income for the year, up to the limit of 20% of the paid-up capital. Legal reserve will only be used to increase capital and offset accumulated losses.

(2)  This reserve is constituted based on the capital budget, whose purpose is to guarantee the expansion of the network capacity to meet the Company's increasing demand and guarantee the quality of service rendering. In accordance with Article 196 of Law No. 6404/76, the capital budget will be submitted for appreciation and approval by the Shareholders' Meeting.

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

d) Dividend and interest on equity

d.1) Additional dividends proposed for 2016

On April 26, 2017, the Company's Ordinary General Meeting approved the allocation of proposed additional dividends for 2016, not yet distributed, amounting of R$1,913,987, equivalent to R$1.06295487663 and R$1.16925036430 for common and preferred shares, respectively, to the holders of common and preferred shares that were registered in the Company's records at the end of the day of the Ordinary General Meeting. The amount will be paid as of December 13, 2017.

d.2) Remuneration to shareholders

The dividends are calculated in accordance with the Company Articles of Incorporation and the Corporation Law. The table below shows the calculation of dividends and interest on equity for 2017 and 2016:

	2017	2016
Net income for the year	4,608,790	4,085,242
Allocation to legal reserve	(230,439)	(204,262)
Total	4,378,351	3,880,980
(-) Tax incentives - not distributable	(10,815)	(10,141)
Adjusted net income	4,367,536	3,870,839
IOE distributed for the year:	2,416,639	2,172,145
Interest on equity (gross)	2,416,639	2,172,145
Balance of unallocated net income	1,950,897	1,698,694
(+) Reversal special reserve for modernization and expansion	550,000	700,000
(+) Expired equity instruments	101,778	221,559
(+-) Actuarial gains (losses) recognized and effect of limitation of surplus plan assets, net of taxes and other changes	(113,811)	(156,266)
Income available to be distributed	2,488,864	2,463,987
Proposal for Distributions:
Special reserve for modernization and expansion	297,000	550,000
Additional proposed dividends	2,191,864	1,913,987
Total	2,488,864	2,463,987
Mandatory minimum dividend - 25% of adjusted net income	1,091,884	967,710

The manner proposed by management for payment of dividends was:

For 2017: The remaining unallocated balance of net income for the year ended December 31, 2017, amounting to R$1,950,897, plus equity instruments lapsed in 2017 amounting to R$101,778 and reversal special reserve for expansion and modernization of 2016 amounting to R$550,000 and less other comprehensive income amounting to R$113,811, totaling R$2,488,864. The amount of R$297,000 was classified as "Special Reserve for Expansion and Modernization" and R$2,191,864 was classified as additional proposed dividends in accordance with the management proposal for allocation of income for the year, submitted and approved at the General Shareholders’ Meeting.

For 2016: The remaining unallocated balance of net income for the year ended December 31, 2016, amounting to R$1,698,694, plus equity instruments lapsed in 2016 amounting to R$221,559 and reversal special reserve for expansion and modernization of 2016 amounting to R$700,000 and less  other comprehensive income amounting to R$156,266, totaling R$2,463,987. The amount of R$550,000 was classified as "Special Reserve for Expansion and Modernization" and R$1,913,987 was classified as additional proposed dividends in accordance with the management proposal for allocation of income for the year, submitted and approved at the General Shareholders’ Meeting at April 27, 2017.

Total proposed dividend for deliberation - per share	2017	2016
Common shares	1.217277	1.062955
Preferred shares (1)	1.339005	1.169250

(1) 10% higher than the amount allocated to each common share, under article 7 of the Company Articles of Incorporation.

In 2017 and 2016, the Company allocated interim dividends and interest on equity, which were allocated to mandatory minimum dividends, as follows:

2017

Dates			Gross Amount			Net Value			Amount per Share (1)
Approval	Credit	Beginning of Payment	Common	Preferred (2)	Total	Common	Preferred (2)	Total	Common	Preferred (2)

02/13/17	02/24/17	Until 12/31/18	56,916	123,084	180,000	48,379	104,621	153,000	0.084970	0.093467
03/20/17	03/31/17	Until 12/31/18	110,669	239,331	350,000	94,069	203,431	297,500	0.165220	0.181742
06/19/17	06/30/17	Until 12/31/18	30,039	64,961	95,000	25,533	55,217	80,750	0.044845	0.049330
09/18/17	09/29/17	Until 12/31/18	96,440	208,560	305,000	81,974	177,276	259,250	0.143978	0.158375
12/14/17	12/26/17	Until 12/31/18	470,072	1,016,567	1,486,639	399,561	864,082	1,263,643	0.701779	0.771957
Total			764,136	1,652,503	2,416,639	649,516	1,404,627	2,054,143

2016

Dates			Gross Amount			Net Value			Amount per Share (1)
Approval	Credit	Beginning of Payment	Common	Preferred (2)	Total	Common	Preferred (2)	Total	Common	Preferred (2)

02/19/16	02/29/16	08/22/17	63,239	136,761	200,000	53,753	116,247	170,000	0.094411	0.103853
03/18/16	03/31/16	08/22/17	106,559	230,441	337,000	90,575	195,875	286,450	0.159083	0.174992
04/18/16	04/29/16	08/22/17	69,563	150,437	220,000	59,129	127,871	187,000	0.103853	0.114238
06/17/16	06/30/16	08/22/17	50,908	110,092	161,000	43,272	93,578	136,850	0.076001	0.083601
09/19/16	09/30/16	08/22/17	205,528	444,472	650,000	174,699	377,801	552,500	0.306837	0.337521
12/19/16	12/30/16	12/13/17	191,029	413,116	604,145	162,374	351,149	513,523	0.285191	0.313710
Total			686,826	1,485,319	2,172,145	583,802	1,262,521	1,846,323

(1)  The amounts of IOE are calculated and stated net of Withholding Income Tax (IRRF). The immune shareholders received the full IOE amount, without withholding income tax at source.

(2)  The gross and net values for the preferred shares are 10% higher than those attributed to each common share, as per article 7 of the Company's Articles of Incorporation.

d.3) Unclaimed dividends and interest on equity

Pursuant to article 287, paragraph II, item “a” of Law No. 6404, of December 15, 1976, the dividends and interest on equity unclaimed by shareholders expire in 3 (three) years, as from the initial payment date. The Company reverses the amount of unclaimed dividends and IOE to equity upon expiry.

For the years ended December 31, 2017 and 2016, the Company reversed unclaimed dividends and interest on equity amounting to R$101,778 and R$189,471, respectively, which were included in calculations for decisions on Company dividends.

e) Other comprehensive income

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

Changes in other comprehensive income are as follows:

	Financial instruments available for sale	Derivative transactions	Currency translation effects - foreign investments	Total
Balances at 12/31/15	(8,936)	379	34,025	25,468
Exchange variation	-	-	(17,232)	(17,232)
Gains from future contracts	-	42	-	42
Reclassification of gains cash flow hedge for capex	-	3,128	-	3,128
Gains on financial assets available for sale	55	-	-	55
Balances at 12/31/16	(8,881)	3,549	16,793	11,461
Exchange variation	-	-	11,239	11,239
Losses from future contracts	-	(1,595)	-	(1,595)
Gains on financial assets available for sale	223	-	-	223
Balances at 12/31/17	(8,658)	1,954	28,032	21,328

f) Company Share Repurchase Program

In a meeting held on June 9, 2017, the Company's Board of Directors, in accordance with article 17, item XV, of the Articles of Incorporation, approved the repurchase of common and preferred shares issued by the Company, under CVM Ruling No. 567, of September 17, 2015, for acquisition of common and preferred shares issued by the Company for subsequent cancellation, disposal or to be held in treasury, without decreasing capital, to increase shareholder value through the efficient application of available cash resources and optimize the Company's capital allocation.

The repurchase shall be made through the use of the capital reserve balance included in the balance sheet as of March 31, 2017, excluding the reserves referred to in article 7, paragraph 1, of CVM Instruction 567, of September 17, 2015.

This program is effective until December 8, 2018, with the acquisitions made at B3, at market prices, observing the legal and regulatory limits, being the maximum amounts to be acquired of 870,781 common shares and 41,510,761 preferred shares.

On June 1, 2017 and July 5, 2017, the Company acquired 45 and 661 preferred shares issued by the Company at an average unit price of R$47.31 and R$45.26, repectively, totaling R$32.

g) Earnings per share

Basic and diluted earnings per share were calculated by dividing profit attributed to the Company’s shareholders by the weighted average number of outstanding common and preferred shares for the year.

The table below sets out the calculation of earnings per share for the years ended December 31, 2017, 2016 and 2015:

	2017	2016	2015
Net income for the year attributable to shareholders:	4,608,790	4,085,242	3,420,249
Common shares	1,457,288	1,291,743	1,083,911
Preferred shares	3,151,502	2,793,499	2,336,338

Number of shares:	1,688,694	1,688,694	1,491,131
Weighted average number of outstanding common shares for the year	569,354	569,354	503,842
Weighted average number of outstanding preferred shares for the year	1,119,340	1,119,340	987,289
Basic and diluted earnings per share:
Common shares (in R$)	2.56	2.27	2.15
Preferred shares (in R$)	2.82	2.50	2.37

23)  NET OPERATING REVENUE

	2017	2016	2015
Gross operating revenue (1)	66,243,174	65,006,728	60,997,496
Deductions from gross operating revenue	(23,036,342)	(22,498,269)	(20,710,681)
Taxes	(16,058,584)	(15,388,784)	(14,163,869)
Discounts granted and return of goods	(6,977,758)	(7,109,485)	(6,546,812)
Net operating revenue	43,206,832	42,508,459	40,286,815

(1)  These include telephone services, use of interconnection network, data and SVA services, cable TV and other services.

No one customer contributed more than 10% of gross operating revenue for the years ended December 31, 2017, 2016 and 2015.

All amounts in net income are included in income and social contribution tax bases.

24) OPERATING COSTS AND EXPENSES

	2017
	Cost of sales	Selling expenses	General and administrative expenses	Total
Personnel	(845,358)	(2,387,314)	(493,095)	(3,725,767)
Third-party services	(5,591,284)	(6,423,523)	(1,232,379)	(13,247,186)
Interconnection and network use	(1,440,968)	-	-	(1,440,968)
Advertising and publicity	-	(1,015,414)	-	(1,015,414)
Rental, insurance, condominium and connection means	(2,624,405)	(151,455)	(204,701)	(2,980,561)
Taxes, charges and contributions	(1,792,764)	(39,050)	(34,779)	(1,866,593)
Estimated impairment losses on accounts receivable	-	(1,481,015)	-	(1,481,015)
Depreciation and amortization (1)	(5,963,153)	(1,433,297)	(457,284)	(7,853,734)
Cost of goods sold	(1,955,890)	-	-	(1,955,890)
Materials and other operating costs and expenses	(58,708)	(205,406)	(20,867)	(284,981)
Total	(20,272,530)	(13,136,474)	(2,443,105)	(35,852,109)

	2016
	Cost of sales	Selling expenses	General and administrative expenses	Total
Personnel	(976,233)	(2,136,399)	(747,156)	(3,859,788)
Third-party services	(5,705,098)	(6,151,012)	(1,254,187)	(13,110,297)
Interconnection and network use	(1,924,148)	-	-	(1,924,148)
Advertising and publicity	-	(1,065,882)	-	(1,065,882)
Rental, insurance, condominium and connection means	(2,326,219)	(141,135)	(220,655)	(2,688,009)
Taxes, charges and contributions	(1,861,237)	(5,933)	(92,394)	(1,959,564)
Estimated impairment losses on accounts receivable	-	(1,348,221)	-	(1,348,221)
Depreciation and amortization (1)	(5,821,620)	(1,408,866)	(423,920)	(7,654,406)
Cost of goods sold	(2,118,940)	-	-	(2,118,940)
Materials and other operating costs and expenses	(89,519)	(197,918)	(55,074)	(342,511)
Total	(20,823,014)	(12,455,366)	(2,793,386)	(36,071,766)

	2015
	Cost of sales	Selling expenses	General and administrative expenses	Total
Personnel	(813,612)	(1,939,493)	(468,557)	(3,221,662)
Third-party services	(5,300,820)	(6,183,609)	(1,044,272)	(12,528,701)
Interconnection and network use	(2,595,894)	-	-	(2,595,894)
Advertising and publicity	-	(1,102,458)	-	(1,102,458)
Rental, insurance, condominium and connection means	(2,051,055)	(156,663)	(186,691)	(2,394,409)
Taxes, charges and contributions	(1,616,920)	(5,264)	(65,599)	(1,687,783)
Estimated impairment losses on accounts receivable	-	(1,230,675)	-	(1,230,675)
Depreciation and amortization (1)	(5,269,588)	(1,181,216)	(364,147)	(6,814,951)
Cost of goods sold	(2,597,088)	-	-	(2,597,088)
Materials and other operating costs and expenses	(100,099)	(206,099)	(13,193)	(319,391)
Total	(20,345,076)	(12,005,477)	(2,142,459)	(34,493,012)

(1) Includes R$1,267, R$46,647 and R$37,626, related to non-cumulative PIS and COFINS tax credits in 2017, 2016 and 2015, respectively.

25)  OTHER OPERATING INCOME (EXPENSES)

	2017	2016	2015
Recovered expenses and fines	355,415	504,877	538,239
Provisions for labor, tax and civil contingencies	(999,419)	(985,176)	(1,014,080)
Net gain (loss) on asset disposal/loss (1)	108,767	463,602	(4,512)
Other operating income (expenses) (2)	(187,249)	(51,977)	(73,852)
Total	(722,486)	(68,674)	(554,205)
Other operating income	464,182	968,479	538,239
Other operating expenses	(1,186,668)	(1,037,153)	(1,092,444)
Total	(722,486)	(68,674)	(554,205)

(1)  The amount shown for 2016 includes R$476,371 (net of residual values) from the Company's sale of 1,655 of transmission towers to Telxius Torres Brasil Ltda. After the sale of these assets, a lease agreement for part of the towers sold was entered into, thus ensuring continued transmission of data for mobile services.

The transaction was recognized as sale and leaseback as provided under IAS 17. Management analyzed each asset leased back and classified them as operating or finance leases in accordance with IAS 17 qualitative and quantitative criteria.

Risks and benefits relating to these towers have been transferred to their purchasers, with the exception of several towers for which transfer of risks and benefits was not possible. For these items, the amount was recognized as deferred revenue (Note 19).

(2)  In the same transaction, performed in 2016 and described in item (1), the Company transferred assignment of current lease agreements for sites and sold sharing agreements (customer portfolio) for R$40,899.

26) FINANCIAL INCOME (EXPENSES)

	2017	2016	2015
Financial Income
Interest income	655,474	719,399	832,872
Interest receivable (customers, taxes and other)	124,391	104,837	87,023
Gain on derivative financial instruments	373,971	994,801	2,910,914
Foreign exchange variations on loans and financing	113,203	487,747	203,754
Other revenues from foreign exchange and monetary variation	406,013	374,169	569,698
Other financial income	82,906	100,406	124,404
Total	1,755,958	2,781,359	4,728,665

Financial Expenses
Loan, financing, debenture and finance lease charges	(932,727)	(1,061,098)	(921,019)
Foreign exchange variation on loans and financing	(129,049)	(214,952)	(1,365,133)
Loss on derivative financial instruments	(415,956)	(1,342,671)	(2,011,855)
Interest payable (financial institutions, provisions, trade accounts payable, taxes and other)	(136,425)	(278,175)	(216,729)
Other expenses with foreign exchange and monetary variation	(876,948)	(830,466)	(704,438)
IOF, Pis, Cofins and other financial expenses	(167,897)	(288,538)	(357,669)
Total	(2,659,002)	(4,015,900)	(5,576,843)
Financial Expenses, net	(903,044)	(1,234,541)	(848,178)

27) INCOME AND SOCIAL CONTRIBUTION TAXES

The Company recognize income and social contribution taxes on a monthly basis, on an accrual basis, and pay the taxes based on estimates, in accordance with the trial balances for tax-reduction/tax-suspension purposes. Taxes calculated on profits until the month of the financial statements are recorded in liabilities or assets, as applicable.

Reconciliation of the reported tax expense and the amounts calculated by applying the statutory tax rate of 34% (income tax of 25% and social contribution tax of 9%) is shown in the table below for the years ended December 31, 2017, 2016 and 2015.

	2017	2016	2015
Income before taxes	5,730,773	5,134,722	4,393,456
Income and social contribution tax expenses, at the tax rate of 34%	(1,948,463)	(1,745,805)	(1,493,775)
Permanent differences
Equity pickup, net of effects from interest on equity received and surplus value of the assets purchased attributed to the Company (Note 11)	537	423	692
Unclaimed interest on equity	(21,843)	(11,432)	(6,552)
Temporary differences in subsidiaries	2,007	-	-
Non-deductible expenses, gifts, incentives	(94,413)	(88,916)	(139,752)
Deferred taxes recognized in subsidiaries on tax loss carryforwards, negative basis and temporary differences referring to prior years	132,080	-	-
Tax benefit related to interest on equity allocated	821,657	738,529	593,615
Other (additions) exclusions	(13,545)	57,721	72,565
Tax	(1,121,983)	(1,049,480)	(973,207)
Effective rate	19.6%	20.4%	22.2%
Current income and social contribution taxes	(580,578)	(288,063)	(939,500)
Deferred income and social contribution taxes	(541,405)	(761,417)	(33,707)

Breakdown of gains and losses of deferred income and social contribution taxes on temporary differences is shown in Note 7.b).

28) BALANCES AND TRANSACTIONS WITH RELATED PARTIES

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

e)   Right to use certain software licenses, including maintenance and support, provided by Telefónica Global Technology

f)    International transmission infrastructure for several data circuits and roaming services provided by Telxius Cable Brasil, Telefónica International Wholesale Services Espanha, Telefónica USA; and Media Net Br;

g)   Transactions with Terra Group companies based abroad, relating to the purchase of internet content, advertising and auditing services. On July 3, 2017, TData (a wholly-owned subsidiary of the Company) acquired the controlling interest in Terra Networks Brasil, note 1.c.1). Therefore, the balances presented in the result table refer to the period from January to June 2017;

h)   Marketing services provided by Terra Group companies;

i)    Advertising services, sale of postal solutions and development and sale of content provided by Terra Networks Brasil. On July 3, 2017, TData (a wholly-owned subsidiary of the Company) acquired the controlling interest in Terra Networks Brasil, note 1.c.1). Therefore, the balances presented in the result table refer to the period from January to June 2017;

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

n)   Stock option plan for employees of the Company related to acquisition of Telefónica shares;

o)   Cost Sharing Agreement (CSA) for digital-business related expenses reimbursed to Telefónica Digital;

p)   Leases/rentals of Telefónica Group companies’ buildings;

q)   Financial Clearing House roaming, inflows of funds for payments and receipts arising from roaming operation between group companies operated by Telfisa;

r)    Integrated e-learning, online education and training solutions provided by T.Learning Services Brasil;

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

x)   Sale/transfer of the Company's towers and customer portfolio to Telxius Torres Brasil; and

y)   Logistics operator, messenger and motorcycle courier services provided by Telefônica Transportes e Logística. The amounts for the year of 2015 refer to the period from January to October 2015, the month in which this company was acquired by TData.

As described in note 30, the Company sponsor pension plans and other post-employment benefits to its employees with Visão Prev e Sistel.

The following table summarizes the consolidated balances with related parties:

		Balance Sheet - Assets
		At 12/31/17			At 12/31/16
Companies	Type of transaction	Cash and cash equivalents	Accounts receivable, net	Other assets	Cash and cash equivalents	Accounts receivable, net	Other assets
Parent Companies
SP Telecomunicações Participações	d) / l)	-	531	46	-	94	9,618
Telefónica LatinoAmerica Holding	l)	-	-	135,486	-	-	206,619
Telefónica	l)	-	492	158	-	-	633
		-	1,023	135,690	-	94	216,870
Other Group companies
Colombia Telecomunicaciones ESP	k)	-	1,210	4,505	-	2,641	3,900
Media Networks Brasil Soluções Digitais	a) / d)	-	1,017	2,106	-	81	59
Pegaso PCS	k)	-	2,757	-	-	6,163	-
T.O2 Germany GMBH CO. OHG	k)	-	22,315	-	-	9,849	-
Telcel Telecom. Celulares C. A.	k)	-	6,067	-	-	6,180	-
Telefônica Digital España	l)	-	1,929	-	-	-	-
Telefônica Factoring do Brasil	a) / d) / l)	-	12,337	93	-	4,927	22
Telefónica Global Technology	l)	-	-	13,600	-	1,614	11,244
Telefônica Inteligência e Segurança Brasil	a) / d) / l)	-	271	1,013	-	868	945
Telefónica International Wholesale Services Espanha	j)	-	69,087	-	-	82,613	-
Telefônica Learning Services Brasil	a)	-	175	-	-	64	-
Telefónica Moviles Argentina	k)	-	7,194	-	-	6,288	-
Telefónica Moviles Del Chile	k)	-	539	387	-	10,207	337
Telefónica Moviles Del Espanha	k)	-	8,918	-	-	9,220	-
Telefônica Serviços Empresariais do Brasil	a) / d) / p)	-	2,938	2,355	-	2,518	2,410
Telefonica UK LTD.(O2 UK LTD)	k)	-	1,350	-	-	8,809	-
Telefónica USA	j)	-	6,248	-	-	3,550	-
Telfisa	q)	9,523	-	-	78,070	-	-
Telxius Cable Brasil	a) / d) / p)	-	28,981	819	-	11,513	2,678
Telxius Torres Brasil (1)	d) / l) / p) / x)	-	14,666	5,106	-	13,842	3,709
Terra Networks Chile, Terra Networks México, Terra Networks Perú e Terra Networks Operation	g) / h)	-	8,159	-	-	-	-
Terra Networks Brasil	a) / d) / l)	-	-	-	-	5,499	7,596
Other	a) / d) / g) / h) / k) / l) / p)	-	3,840	1,059	-	4,366	909
		9,523	199,998	31,043	78,070	190,812	33,809
Total		9,523	201,021	166,733	78,070	190,906	250,679
Current assets		9,523	201,021	164,249	78,070	190,906	247,863
Noncurrent assets		-	-	2,484	-	-	2,816

		Balance Sheet - Liabilities
		At 12/31/17		At 12/31/16
Companies	Type of transaction	Trade accounts payable and other payables	Other liabilities	Trade accounts payable and other payables	Other liabilities
Parent Companies
SP Telecomunicações Participações	l)	6,656	15,000	-	533
Telefónica LatinoAmerica Holding	l)	86	-	109	-
Telefónica	l) / m) / n)	1,205	99,950	2,236	84,759
		7,947	114,950	2,345	85,292
Other Group companies
Colombia Telecomunicaciones S.A. ESP	k)	471	-	2,675	-
Companhia AIX de Participações	u)	1,915	-	1,835	-
Fundação Telefônica	t)	-	137	-	52
Media Networks Latina America SAC	b)	4,248	-	32,398	-
Media Networks Brasil Soluções Digitais	f)	33,751	318	11,821	318
Pegaso PCS	k)	388	-	2,452	-
T.O2 Germany GMBH CO. OHG	k)	5,477	-	4,409	-
Telcel Telecom. Celulares C. A.	k)	5,240	-	4,721	-
Telefónica Compras Electrónicas	v)	24,311	-	24,196	-
Telefônica Digital España	l) / o)	46,645	-	35,347	-
Telefônica Factoring do Brasil	l) / s)	-	146	-	6,154
Telefónica Global Technology	e) / l)	15,671	-	15,169	-
Telefônica Inteligência e Segurança Brasil	c) / l)	15,336	27	26,516	27
Telefónica International Wholesale Services Espanha	f)	44,240	8	50,121	8
Telefônica Learning Services Brasil	r)	37,931	-	16,328	-
Telefónica Moviles Argentina	k)	3,865	-	13,997	-
Telefónica Moviles Del Chile	k)	963	-	10,673	-
Telefónica Moviles Del Espanha	k)	3,589	-	4,671	-
Telefônica Serviços Empresariais do Brasil	d)	-	376	112	1,042
Telefonica UK LTD.(O2 UK LTD)	k)	89	-	3,868	-
Telefónica USA	f)	-	171	14,283	168
Telxius Cable Brasil	f)	44,037	2,068	52,210	2,068
Telxius Torres Brasil (1)	x) / l)	37,718	7,757	33,178	15,991
Terra Networks México, Terra Networks Perú e Terra Networks Operation	h)	7,633	-	-	-
Terra Networks Brasil	i)	-	-	3,360	1,209
Other	g) / h) / k) / l) / w)	9,379	29	14,555	29
		342,897	11,037	378,895	27,066
Total		350,844	125,987	381,240	112,358

Current liabilities		350,844	124,749	381,240	110,449
Noncurrent liabilities		-	1,238	-	1,909

		Income statement
		2017			2016			2015
Companies	Type of transaction	Operating revenues	Cost, despesas and other expenses (revenues) operating	Financial result	Operating revenues	Cost, despesas and other expenses (revenues) operating	Financial result	Operating revenues	Cost, despesas and other expenses (revenues) operating	Financial result
Parent Companies
SP Telecomunicações Participações	d) / l)	-	268	-	-	67	-	-	(94)	(146)
Telefónica LatinoAmerica Holding	l)	-	36,523	11,030	-	87,526	4,348	-	134,958	(14,383)
Telefónica	l) / m) / n)	-	(331,684)	(996)	-	(319,708)	(9,727)	-	(343,453)	(28,714)
		-	(294,893)	10,034	-	(232,115)	(5,379)	-	(208,589)	(43,243)
Other Group companies
Colombia Telecomunicaciones S.A. ESP	k)	349	(10)	604	217	(2,845)	(926)	389	(1,742)	1,165
Companhia AIX de Participações	a) / u)	36	(22,738)	-	67	(21,316)	-	32	(19,216)	-
Fundação Telefônica	a) / t)	-	(11,395)	-	-	(10,530)	-	-	(10,283)	-
Media Networks Brasil Soluções Digitais	a) / d) / f)	600	(57,176)	-	572	(3,451)	-	-	-	-
Media Networks Latina America SAC	b)	-	(33,133)	(516)	-	(17,133)	(50)	-	(39,234)	-
Pegaso PCS	k)	170	536	-	86	(5,991)	-	147	(2,650)	-
T. Learning Services Brasil	a) / r)	292	(54,782)	-	2	(47,544)	1,311	140	(44,825)	-
T.O2 Germany GMBH CO. OHG	k)	75	(1,409)	-	45	(4,527)	-	917	(2,329)	-
Telefónica Compras Electrónicas	v)	-	(29,062)	-	-	(42,889)	-	-	(13,692)	-
Telefônica Digital España	l) / o)	-	(81,893)	(2,600)	-	(44,872)	(1,262)	-	(46,096)	(6,200)
Telefônica Factoring do Brasil	a) / d) / l) / s)	69	828	61	41	200	-	36	33	55
Telefónica Global Technology, S.A.U.	e) / l)	-	(36,395)	40	-	(28,933)	(756)	-	(10,262)	806
Telefônica Inteligência e Segurança Brasil	a) / c) / d) / l)	706	(40,918)	-	1,041	(39,709)	389	976	(25,636)	-
Telefónica International Wholesale Services Espanha	f) / j)	56,728	(49,960)	(2,564)	72,520	(56,293)	(15,008)	82,667	(57,952)	41,386
Telefónica Moviles Argentina	k)	3,746	6,147	-	3,072	(9,112)	-	3,053	(10,728)	-
Telefónica Moviles Del Chile	k)	1,586	(2,196)	52	1,074	(1,096)	(80)	731	(4,236)	100
Telefónica Moviles Del Espanha	k)	1,048	(1,969)	-	(836)	(2,170)	-	2,938	(3,823)	-
Telefônica Serviços Empresariais do Brasil	a) / d) / p)	286	(989)	-	118	867	(43)	934	(7,402)	-
Telefonica UK LTD.(O2 UK LTD)	k)	1,163	(1,374)	-	5	(994)	-	2,841	(1,987)	-
Telefónica USA	f) / j)	2,392	(2,322)	(2,035)	2,998	(14,970)	(349)	3,542	(18,429)	1,970
Telxius Cable Brasil	a) / d) / f) / p)	15,044	(200,536)	787	17,624	(246,595)	244	14,188	(251,717)	-
Telefônica Transportes e Logística	a) / d) / l) / q) / z)	-	-	-	-	-	-	1,710	(55,367)	-
Telxius Torres Brasil (1)	d) / l) / p) / x)	-	(107,373)	-	31	(72,460)	1,929	-	-	-
Terra Networks Chile, Terra Networks México, Terra Networks Perú e Terra Networks Operation	g) / h)	-	(9,782)	(120)	-	-	-	-	-	-
Terra Networks Brasil	a) / d) / l) / i)	2,485	(10,719)	-	16,483	(17,884)	1,194	1,285	(21,408)	-
Other	a) / d) / g) / h) / k) / l) / p) / w) / x)	3,537	(14,608)	41	1,683	(23,677)	1,216	2,582	(11,190)	385
		90,312	(763,228)	(6,250)	116,843	(713,924)	(12,191)	119,108	(660,171)	39,667
Total		90,312	(1,058,121)	3,784	116,843	(946,039)	(17,570)	119,108	(868,760)	(3,576)

(1)  In March 2016, the Company entered into a purchase and sale agreements for infrastructure and assignment of leases, pooling and other covenants ("Agreement") with Telxius Torres Brasil Ltda (a Telefónica subsidiary). The subject matter of the agreement is the purchase and sale of 1,655 tower structures, assignment of current rental agreements for their sites and shared-use/ pooling agreements. The total amount involved was R$760,000, comprising R$719,101 relating to the tower infrastructures and R$40,899 relating to the customer portfolio.

The agreement's conditions were established taking into consideration: (i) prior transactions of the same nature performed by the Company and other companies in the industry; (ii) a valuation report for the assets subject matter of the agreement, prepared by an independent appraiser; and (iii) internal business plan showing that the operation is profitable for the Company.

The following table summarizes the aforementioned transaction:

Impacts on the Balance Sheet
Description	Balance Sheet Group	R$ thousands
Amounts receivable from Telxius Torres Brasil Ltda	Related-party receivables (1)	760,000
Amount of write-offs of residual values of towers	Property, plan and equipment (note 12)	(99,210)
Value of towers classified as finance lease	Finance lease (Note 20)	2,674
Value of towers awaiting for contractual conditions for transfer	Deferred revenues (Note 19)	140,846

(1)    On April 8, 2016, Telxius Torres Brasil Ltda settled the amount of R$760,000 in favor of the Company relating to this transaction,  which is classified in the statement of cash flows as cash received from sale of PP&E items.

Impacts on the Statement of Income
Description	DRE Group	R$ thousands
Value of disposal of towers (except retention and financial lease)	Other operating revenues (expenses), net (Note 25)	575,580
Value of write-off of residual amount	Other operating revenues (expenses), net (Note 25)	(99,210)
Value of customer portfolio	Other operating revenues (expenses), net (Note 25)	40,899
Amount of PIS and Cofins charged on customer portfolio	Other operating revenues (expenses), net (Note 25)	(3,783)
Effect on operating income		513,486
Amount of IR and CS levied on towers and customer portfolio	Income and social contribution taxes (Note 27)	(174,585)
Net effect on transaction income	Net effect on transaction income	338,901

b)   Management compensation

Consolidated key management personnel compensation paid by the Company to its Board of Directors and Statutory Officers for the years ended December 31, 2017 and 2016 totaled R$21,684 and R$109,314, respectively. Of this amount, R$14,439 (R$39,822 at December 31, 2016) corresponds to salaries, benefits and social charges and R$7,245 (R$69,492 at December 31, 2016) to variable compensation.

These amounts were recorded as expenses with personnel under the General and administrative expenses group of accounts (Note 24).

For the years ended December 31, 2017 and 2016, the Company’s Directors and Officers did not receive any pension, retirement pension or other similar benefits.

29)  SHARE-BASED PAYMENT PLANS

Telefónica, as the Company's parent company, has different share-based payment plans based on the share quotes, which were also offered to management and employees of its subsidiaries, including Telefônica Brasil.

The fair value of these options is estimated on the grant date, based on a binomial pricing model reflecting terms and conditions of instruments granted.

The Company reimburse Telefónica for the amount of the fair value of the benefits granted to management and employees on the grant date.

The main plans in effect at December 31, 2017 and 2016 are detailed below:

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

In 2014, the Company approved the extension of this program for another 3 cycles of 3 years each, beginning October 1, 2014 until September 30, 2017. The number of shares is stated at the beginning of the cycle and three years after grant date, and shares are transferred to participants as long as TSR targets are met.

The 2013-2016 cycle takes place in June 2016 and the TSR was not achieved, therefore Telefónica shares were not awarded to the Company’s executives.

The 2014-2017 cycle takes place in September 2017 and the TSR was not achieved, therefore Telefónica shares were not awarded to the Company’s executives.

The 2015-2018 (October 1, 2015 the September 30, 2018): with 84 active Company executives (including 2 executives appointed under the Articles of Incorporation of the Company), hold the right to potentially receive 471,654 Telefónica shares (includes initial amounts and co-investment).

At December 31, 2017, the value of Telefónica’ share price was Eur 8.1950.

b)    Talent for the Future Share Plan (“TFSP”)

Telefónica's 2014 General Shareholders’ Meeting approved a long-term program to reward the global commitment, outstanding performance and high potential of its executives by awarding Telefónica shares.

Participants are not required to pay for their initial options. Initially, the plan is expected to remain effective for 3 years. The cycle began on October 1, 2014 until September 30, 2017. The number of shares is reported at the beginning of the cycle and shares will be transferred to participants 3 years after grant date if their targets have been met.

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

The 2014-2017 cycle takes place in September 2017 and the TSR was not achieved, therefore Telefónica shares were not awarded to the Company’s executives.

The 2015-2018 cycle (October 1, 2015 to September 30, 2018): with the right to potentially receive 83,500 Telefónica shares (includes initial amounts).

At December 31, 2017, the value of Telefónica’ share price was Eur 8.1950.

c)     Global Employee Share Plan (“GESP”)

At the Telefónica General Shareholders’ Meeting held on May 30, 2014, a share purchase plan under tax incentive was approved, intended for employees of Telefónica Group at the international level, including the employees of the Company. This plan offers the possibility of acquiring Telefónica shares with the commitment of the later to deliver free of charge to participants a given number of its shares, whenever certain requirements are met.

Initially, the plan was expected to remain effective for 2 years. Employees enrolled in the plan were able to acquire Telefónica shares by making monthly contributions of 25 to 150 euros (or the equivalent in local currency) totaling at most 1,800 euros over 12 months (acquisition period).

The delivery of shares occurred after the vesting period of the plan, as of July 31, 2017, and was conditional on: (i) the permanence in the Company during the 2-year program period (vesting period), subject to certain special conditions related to terminations; and (ii) the exact number of shares to be granted at the end of the vesting period depends on the number of shares acquired and held by employees. Thus, employees enrolled with the plan, who remained in the Telefónica Group and who have held the shares acquired for an additional period of over 12 months after the end of the purchase period, will be entitled to receive one free share for each share they have acquired and held until the end of the vesting period.

The cycle was finalized on July 31, 2017, with the delivery of the net shares of withholding income tax.

The expenses of the Company with the share-based compensation plans described above, where applicable, are recorded as personnel expenses, divided into the groups Cost of Services, Selling expenses and General and Administrative Expenses (Note 24), corresponding to R$7,013 and R$21,952 for the years ended December 31, 2017 and 2016.

30)  PENSION PLANS AND OTHER POST-EMPLOYMENT BENEFITS

The plans sponsored by the Company and related benefit types are as follows:

Plan	Type	Entity	Sponsor
PBS-A	Defined benefit (DB)	Sistel	Telefônica Brasil, jointly with other telecoms resulting from privatization of the Sistema Telebrás
PAMA / PCE	Defined benefit (DB)	Sistel	Telefônica Brasil, jointly with other telecoms resulting from privatization of the Sistema Telebrás
Healthcare - Law No. 9656/98	Defined benefit (DB)	Telefônica Brasil	Telefônica Brasil, TData, Terra Networks and TGLog
CTB	Defined benefit (DB)	Telefônica Brasil	Telefônica Brasil
Telefônica BD	Defined benefit (DB)	VisãoPrev	Telefônica Brasil
TCOPREV	Hybrid	VisãoPrev	Telefônica Brasil
VISÃO	Defined contribution (DC) / Hybrid	VisãoPrev	Telefônica Brasil, TData, Terra Networks and TGLog

The actuarial valuation of the plans was made in December 2017 and 2016, based on the registration of the participants held on the following dates:

•   Post-Employment Health Benefits Plans

The actuarial valuation made for the PAMA health plan used the registration of the participants with a base date of October 31, 2017, projected for December 31, 2017 and the registration of the participants with a base date of July 31, 2016, projected for 31 of December 2016.

The actuarial valuation carried out for the health plan Law No. 9,656 / 98 used the register of the participants with a base date of October 31, 2017, projected for December 31, 2017 and the registration of the participants with a base date of August 31, 2016 , projected for December 31, 2016.

•   Post-employment Social Security Plans

The actuarial valuation made for the CTB pension plan used the registration of the participants with a base date of August 31, 2017, projected for December 31, 2017 and the registration of the participants with a base date of July 31, 2016, projected for 31 of December 2016.

The actuarial valuation made for all other pension plans (PBS-A, Telefônica BD, Tcoprev and Visão plans) used the register of the participants with a base date of July 31, 2017, projected for December 31, 2017 and the with a base date of July 31, 2016, projected for December 31, 2016.

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

The fair value of plan assets is primarily comprised of fixed income investments (NTN's, LFT’s, LTN's, repurchase agreements, CDBs, debentures, letters of guarantee and FIDC shares) and equity investments (highly liquid, well regarded, large company shares and investments in market indices). Due to the concentration of fixed income and floating rate investments plan assets are mainly exposed to the risks inherent in the financial market and economic environment such as: (i) market risk in the economic sectors where variable income investments are concentrated; (ii) risk events that impact the economic environment and market indices where variable income investments are concentrated; and (iii) the long-term inflation rate that may erode the profitability of fixed-income investments at fixed rates.

The companies that administer post-employment benefits plans sponsored by the Company (VisãoPrev and Sistel) seek to meet the flows of assets and liabilities through the acquisition of fixed income securities and other long-term assets.

With the exception of the CTB deficit plans and the healthcare plan under Law No. 9656/98, generally all benefit plans that have fund constituted, present a surplus position. The economic benefit recorded in the Company's assets or that of its subsidiaries does not reflect the total surplus determined in these plans. The economic benefit stated under assets considers only the portion of the surplus which presents a real possibility of recovery. The means of plan surplus recovery is solely through reductions in future contributions and given that not all plans currently receive enough contributions for full recovery of surpluses, the economic benefit recorded under assets is limited to the total possible recovery amount in accordance with projected future contributions.

The position of plan assets is at December 31, 2017 and 2016, respectively, and plan assets were apportioned based on the company’s actuarial liabilities in relation to the total actuarial liabilities of the plan.

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

Contributions to the plans are determined based on actuarial valuations prepared by independent actuaries, in accordance with the rules in force in Brazil. The funding procedure is the capitalization method and the sponsor’s contribution is at the fixed percentage of payroll of employees covered by the Telefônica BD plan.

a.2) Health care plan – Law No. 9656/98

The Company manages sponsor a health care plan to retired employees and former employees with fixed contributions to the plan, in accordance with Law No. 9656/98.

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

b)   Post-Employment Pension Plans

They include the PBS Assisted Plans (“PBS-A"), CTB, Telefônica DB, Tcoprev and Visão.

On December 9, 2016, Visão Prev obtained approvals from the National Supplementary Pension Authority ("PREVIC") for the incorporation of Vivo Prev and Visão TGestiona plans to the Visão Telefônica plan. In this way, as of January 1, 2017, all participants in Vivo Prev and Visão TGestiona plans became participants in the Visão Telefônica plan. This unification preserves all vested rights, and gives participants of the incorporated plans access to the benefits of the Visão Telefônica plan.

The main purpose of the mergers is to create greater synergy of the benefits offered to the participants, as well as to reduce administrative and operational costs of the plans, as well as to improve administrative efficiency.

The following describes the key information about post-retirement pension plans.

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

Although the PBS-A plan has assets in excess of actuarial liabilities at December 31, 2017 and 2016, such surplus was not recognized due to lack of legal provision in relation to refund thereof, in addition, since it is not a contributive plan, it is not possible to make any deduction from future contributions.

b.2) CTB Plan

Contributions to the CTB plan are determined based on actuarial valuations prepared by independent actuaries, in accordance with the rules in force in Brazil. The funding procedure is the capitalization method and the sponsor’s contribution is a fixed percentage of payroll of employees covered by the plan.

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

b.3) Telefônica DB Plan

The Company individually sponsor defined benefit retirement plan, the Telefônica DB Plan.

In order to improve allocation of Telefôncia DB plan assets and analyze the coverage ratio of plan obligations in future years, a stochastic ALM study was prepared by Visão Prev and Willis Towers Watson. This ALM study aimed at projecting the ratio between coverage of liabilities (solvency ratio) and the risk of mismatching measured by the standard deviation of the solvency ratio. The study concluded that the plan present sustainable projection of their coverage ratio with the current investments portfolio.

At the time of the concession, a benefit is calculated, which will be paid in a lifelong form and updated by inflation. This plan is not open to new accessions.

The contributions are defined according to the costing plan, which is calculated considering financial, demographic and economic hypotheses in order to accumulate enough resources to pay the benefit to the participants who are already receiving and to the new pensions.

b.4) Tcoprev Plan

The Company sponsors, individually, the Tcoprev Plan, a hybrid plan for defined benefits and defined contribution of pension benefits, managed by Visão Prev.

The contributions to the Tcoprev plan are: (i) basic contribution, with contributions made by the participant and sponsor; and (ii) voluntary and sporadic contributions, with contribution made only by the participant. In addition to these contributions, the sponsor can make the variable contribution, of an eventual character, being apportioned proportionally to the basic contribution of the participant.

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

b.5) VISÃO Plans

The Visão Telefôncia and Visão Multi plans will hereinafter be shown jointly under the name VISÃO, due to their similarity.

The Company sponsor defined contribution pension plans with defined benefit components (hybrid plans), i.e. the VISÃO Plans, managed by Visão Prev. The contribution is attributed to each subsidiary in the economic and demographic proportion of its respective obligation to the plan.

The contributions made by the Company related to defined contribution plans totaled R$43,702 at December 31, 2017 (R$37,879 at December 31, 2016).

The contributions to the Visão Telefôncia and Visão Multi plans are: (i) basic and additional contribution, with contributions made by the participant and sponsor; and (ii) additional, sporadic and specific contribution, with contribution made only by the participant.

In addition, the participant has the possibility to choose one of the five investment profiles to apply their balance, they are: Super Conservative, Conservative, Moderate, Aggressive and Aggressive Fixed Income Long Term.

c) Consolidated Information on Pension Plans and Other Post-Employment Benefits

c.1) Reconciliation of assets and liabilities:

	Net liabilities (assets) at 12.31.17			Net liabilities (assets) at 12.31.16
	Post-retirement pension plans	Post-retirement health plans	Total	Post-retirement pension plans	Post-retirement health plans	Total
Present value of DB plan obligations	1,861,651	1,050,576	2,912,227	1,763,866	767,642	2,531,508
Fair value of plan assets	2,585,679	726,060	3,311,739	2,703,593	667,993	3,371,586
Net liabilities (assets)	(724,028)	324,516	(399,512)	(939,727)	99,649	(840,078)

Asset limitation	791,177	130,440	921,617	993,754	164,953	1,158,707

Noncurrent assets	(9,833)	-	(9,833)	(9,041)	-	(9,041)
Current liabilities	7,914	9,021	16,935	6,826	4,162	10,988
Noncurrent liabilities	69,068	445,935	515,003	56,242	260,440	316,682

c.2) Total expenses recognized in the income statement:

	2017			2016			2015
	Post-retirement pension plans	Post-retirement health plans	Total	Post-retirement pension plans	Post-retirement health plans	Total	Post-retirement pension plans	Post-retirement health plans	Total
Current service cost	3,044	7,606	10,650	2,811	2,761	5,572	2,682	5,720	8,402
Net interest on net actuarial assets/liabilities	5,258	29,325	34,583	5,278	2,986	8,264	4,525	36,763	41,288
Total	8,302	36,931	45,233	8,089	5,747	13,836	7,207	42,483	49,690

c.3) Amounts recognized in other comprehensive income (loss)

	2017			2016			2015
	Post-retirement pension plans	Post-retirement health plans	Total	Post-retirement pension plans	Post-retirement health plans	Total	Post-retirement pension plans	Post-retirement health plans	Total
Actuarial (gains) losses	325,292	208,195	533,487	(174,496)	240,072	65,576	(87,306)	76,868	(10,438)
Asset limitation effect	(309,780)	(52,411)	(362,191)	182,088	(10,897)	171,191	(541,596)	150,541	(391,055)
Total	15,512	155,784	171,296	7,592	229,175	236,767	(628,902)	227,409	(401,493)

c.4) Changes in amount net of liability (asset) of defined benefit, net

	12.31.17			12.31.16
	Post-retirement pension plans	Post-retirement health plans	Total	Post-retirement pension plans	Post-retirement health plans	Total
Net interest on net defined benefit liability (asset) at the beginning of the year	54,026	264,603	318,629	46,907	29,712	76,619
Business combinations	(12)	680	668	-	-	-
Expenses	8,302	36,931	45,233	8,089	5,747	13,836
Sponsor contributions	(10,680)	(3,041)	(13,721)	(8,562)	(31)	(8,593)
Amounts recognized in OCI	15,512	155,784	171,296	7,592	229,175	236,767
Net interest on net defined benefit liability (asset) at the end of the year	67,148	454,957	522,105	54,026	264,603	318,629
Actuarial assets per balance sheet	(9,833)	-	(9,833)	(9,041)	-	(9,041)
Actuarial liabilities per balance sheet	76,982	454,956	531,938	63,068	264,602	327,670

c.5) Changes in defined benefit liability

	12.31.17			12.31.16
	Post-retirement pension plans	Post-retirement health plans	Total	Post-retirement pension plans	Post-retirement health plans	Total
Defined benefit liability at the beginning of the year	1,763,866	767,642	2,531,508	1,503,966	402,927	1,906,893
Liability assumed after acquisition of company	249	680	929	-	-	-
Current service costs	3,044	7,606	10,650	2,811	2,761	5,572
Interest on actuarial liabilities	181,208	82,488	263,696	179,496	48,420	227,916
Benefits paid	(168,856)	(30,777)	(199,633)	(156,056)	(24,229)	(180,285)
Member contributions paid	220	-	220	174	-	174
Actuarial losses (gains) adjusted by experience	(23,613)	128,469	104,856	78,373	298,403	376,776
Actuarial losses (gains) adjusted by demographic assumptions	(3,320)	(1,543)	(4,863)	-	(81,144)	(81,144)
Actuarial losses (gains) adjusted by financial assumptions	108,853	96,011	204,864	155,102	120,504	275,606
Defined benefit liability at the end of the year	1,861,651	1,050,576	2,912,227	1,763,866	767,642	2,531,508

c.6) Changes in the fair value of plan assets

	12.31.17			12.31.16
	Post-retirement pension plans	Post-retirement health plans	Total	Post-retirement pension plans	Post-retirement health plans	Total
Fair value of plan assets at the beginning of the year	2,703,593	667,993	3,371,586	2,178,182	529,485	2,707,667
Asset acquired on acquisition of company	323	-	323	-	-	-
Benefits paid	(160,370)	(27,767)	(188,137)	(149,521)	(24,229)	(173,750)
Participants contributions paid	220	-	220	174	-	174
Sponsor contributions paid	2,195	31	2,226	2,027	31	2,058
Interest income on plan assets	283,090	71,061	354,151	264,761	65,015	329,776
Return on plan assets excluding interest income	(243,372)	14,742	(228,630)	407,970	97,691	505,661
Fair value of plan assets at the end of the year	2,585,679	726,060	3,311,739	2,703,593	667,993	3,371,586

c.7) Changes in assets limitation

	12.31.17			12.31.16
	Post-retirement pension plans	Post-retirement health plans	Total	Post-retirement pension plans	Post-retirement health plans	Total
Asset Limitation at the beginning of the year	993,754	164,953	1,158,707	721,123	156,270	877,393
Interest on the asset limitation	107,140	17,898	125,038	90,543	19,580	110,123
Changes in the assets limitation, except interest	(309,779)	(52,411)	(362,190)	182,088	(10,897)	171,191
Effect generated by company acquisition	62	-	62	-	-	-
Asset Limitation at the end of the year	791,177	130,440	921,617	993,754	164,953	1,158,707

c.8) Results projected for 2018

	Post-retirement pension plans	Post-retirement health plans	Total
Current service cost	2,931	13,722	16,653
Net interest on net defined benefit liability/asset	6,074	45,892	51,966
Total	9,005	59,614	68,619

c.9) Sponsoring company contributions projected for 2018

	Post-retirement pension plans	Post-retirement health plans	Total
Sponsor contributions	2,499	33	2,532
Benefits paid directly by the sponsor	7,914	9,026	16,940
Total	10,413	9,059	19,472

c.10) Average weighted duration of defined benefit liability

	Post-retirement pension plans	Post-retirement health plans
In 2017	8.5 years	18.7 years
In 2016	8.9 years	12.7 years

c.11) Actuarial assumptions

12.31.17
	Post-retirement pension plans	Post-retirement health plans
Discount rate to present value of defined benefit liability	Visão: 9.5% PBS-A and CTB: 9.8% Telefônica BD and Tcoprev: 9.9%	9.9%
Future salary growth rate	PBS-A: N/A Visão, CTB, Telefônica BD and Tcoprev: 5.9%	N/A
Medical expense growth rate	N/A	7.4%
Nominal annual adjustment rate of pension benefits	4.3%	N/A
Medical service eligibility age	N/A	Eligibility on retirement 100% to 57 years
Estimated retirement age	PBS-A, CTB and Telefônica BD: 57 years Visão and Tcoprev: 60 years	57 years
Mortality table for nondisabled individuals	PBS-A, CTB and Telefônica BD: AT-2000 Basic segregated by gender, down-rated by 10% Visão: AT-2000 Basic segregated by gender, down-rated by 50%	AT-2000 Basic segregated by gender, down-rated by 10%
Mortality table for disabled individuals	PBS-A, CTB and Telefônica BD: RP-2000 Disabled Female, down-rated by 40% Visão: N/A	RP-2000 Disabled Female, down-rated by 40%
Disability table	PBS-A, CTB, Telefônica BD and Tcoprev: Light-Forte Visão: Light-Fraca, down rated by 30%	Light-Forte
Turnover	PBS-A, CTB, Telefônica BD and Tcoprev: N/A Visão: Turnover experience in VISÃO plans (2015 to 2017)	PAMA and PCE: N/A Law No. 9656/98: Turnover experience in VISÃO plans (2015 to 2017)

Further to the assumptions stated above, other assumptions common to all plans were adopted in 2017 as follows: (i) Long-term inflation rate  4.3%; and (ii) Annual increase in the use of medical services according to age: 4.0%.

12.31.16
	Post-retirement pension plans	Post-retirement health plans
Discount rate to present value of defined benefit liability	Vivoprev and Visão: 10.9% PBS-A, CTB, Telefônica BD and Tcoprev: 10.8%	10.9%
Future salary growth rate	PBS-A: N/A CTB, Telefônica BD, Prev and Visão: 6.2%	N/A
Medical expense growth rate	N/A	7.6%
Nominal annual adjustment rate of pension benefits	4.5%	N/A
Medical service eligibility age	N/A	PAMA and PCE: 5% when reaching 52 years and 10 years of contribution; 3% each subsequent year; 100% eligibility on retirement Law No. 9656/98: 100% to 57 years
Estimated retirement age	PBS-A and CTB: N/A Telefônica BD: 57 years Prev and Visão: 60 years	PAMA and PCE: 60 years Law No. 9656/98: 57 yeras
Mortality table for nondisabled individuals	PBS-A, CTB, Telefônica BD and Tcoprev: AT-2000 Basic segregated by gender, down-rated by 10% Vivoprev and Visão: AT-2000 Basic segregated by gender, down-rated by 50%	AT-2000 Basic segregated by gender, down-rated by 10%
Mortality table for disabled individuals	PBS-A, CTB, Telefônica BD and PBS: RP-2000 Disabled Female, down-rated by 40% Vivoprev and Visão: N/A	PAMA and PCE: RP-2000 Disabled Male Law No. 9656/98: AT-2000 Basic segregated by gender, down-rated by 10%
Disability table	PBS-A, CTB and Telefônica BD: Mercer Disability Prev and Visão: Light-Fraca, down rated by 30%	Mercer Disability
Turnover	PBS-A, CTB and Telefônica BD: N/A Prev and Visão: Turnover experience in VISÃO plans (2008 to 2011)	PAMA and PCE: N/A Law No. 9656/98: Turnover experience in VISÃO plans (2008 to 2011)

Further to the assumptions stated above, other assumptions common to all plans were adopted in 2016 as follows: (i) Long-term inflation rate  4.5%; and (ii) Annual increase in the use of medical services according to age: 4.0%.

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

The impacts on the plans’ defined benefit liabilities due to the new definition of the actuarial assumptions are as follows:

	Post-retirement pension plans	Post-retirement health plans	Total
Defined benefit liability, based on current actuarial assumptions	1,861,651	1,050,576	2,912,227
Defined benefit liability, based on prior-year actuarial assumptions	1,756,118	956,108	2,712,226
Difference from change in actuarial assumptions	105,533	94,468	200,001

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

Sensitivity analysis of the defined benefit liability for scenarios involving a 0.5% increase and a 0.5% decrease in the discount rate used to discount the defined benefit liability to present value is as follows:

	Post-retirement pension plans	Post-retirement health plans	Total
Defined benefit liability, discounted to present value at current rate	1,861,651	1,050,576	2,912,227
Defined benefit liability, discounted to present value considering a rate increased by 0.5%	1,784,735	977,286	2,762,021
Defined benefit liability, discounted to present value considering a rate decreased by 0.5%	1,944,833	1,132,896	3,077,729

The following is a sensitivity analysis on the defined benefit obligation for scenarios of 1% increase and 1% reduction in the rate of growth of medical costs:

	Post-retirement pension plans	Post-retirement health plans	Total
Defined benefit liability, Projected by the current medical cost growth rate	1,861,651	1,050,576	2,912,227
Defined benefit liability, discounted to present value considering a rate increased by 1%	1,861,651	1,223,724	3,085,375
Defined benefit liability, discounted to present value considering a rate decreased by 1%	1,861,651	911,270	2,772,921

c.14) Allocation of plan assets

	12.31.17		12.31.16
	Post-retirement pension plans	Post-retirement health plans	Post-retirement pension plans	Post-retirement health plans
Investments with market value quoted in active market:
Fixed income investments
National Treasury Note (NTN)	1,998,931	670,516	1,769,606	553,515
Treasury Financial Letter	199,135	55,544	30,588	-
Repurchase operations	142,228	-	134,863	-
Debentures	13,209	-	12,843	-
Treasury Financial Letter (LFT)	4,567	-	229,793	114,478
FIDC shares / Others	3,694	-	6,449	-
National Treasury Notes (LTN)	2,165	-	1,895	-
Bank Deposit Certificates (CDB)	1,317	-	36,744	-
Variable income investments
Investments in energy sector	57,781	-	246,400	-
Investments in food and beverage industry	32,337	-	45,054	-
Investments in aerospace sector	-	-	28,947	-
Investments in mining sector	1,197	-	2,581	-
Investments in other sectors (1)	7,124	-	9,207	-
Real estate investments	96,525	-	121,176	-
Loans to participants	18,346	-	23,562	-
Structured investments	3,753	-	224	-

Investments with market value not quoted in active market:
Loans to participants	1,590	-	1,850	-
Structured investments	1,780	-	1,811	-
Total	2,585,679	726,060	2,703,593	667,993

(1) Investments in variable income in the following industries: oil, gas and biofuel; telephony; steel and metals; construction and engineering; sales and distribution; transportation; wood and paper; education; financial services and banks; real estate, among; others.

c.15) Maturity of future benefit payments

	Post-retirement pension plans	Post-retirement health plans	Total
2018	162,546	38,839	201,385
2019	166,989	42,679	209,668
2020	171,275	47,023	218,298
2021	176,423	51,987	228,410
2022	180,505	57,309	237,814
2023 onwards	5,326,440	22,761,339	28,087,779
Total	6,184,178	22,999,176	29,183,354

31)  FINANCIAL INSTRUMENTS AND RISK AND CAPITAL MANAGEMENT

a) Derivative transactions

The derivative financial instruments contracted by the Company are mainly intended to hedge against foreign exchange risk arising from assets and liabilities in foreign currency, risk of inflation on its debentures and leases indexed to the IPCA and against the risk of changes in TJLP of a portion of debt with BNDES. There are no, derivative financial instruments for speculative purposes and possible currency risks are hedged.

Management understands that the Company's internal controls for its derivatives are adequate to control risks associated with each strategy for the market. Gains/losses obtained or sustained by the Company in relation to its derivatives show that its risk management has been appropriate.

The Company calculates the effectiveness of the derivative contracts to hedge its financial liabilities and cash flows in foreign currency at the beginning of the operation and on an ongoing basis. At December 31, 2017 and 2016, the derivative instruments were effective for the hedged items.

As long as these derivatives contracts qualify for hedge accounting, the hedged item may also be adjusted to fair value, offsetting the result of the derivatives, according to the rules of hedge accounting. This hedge accounting applies both to financial liabilities and probable cash flows in foreign currency.

At December 31, 2017 and 2016, the Company held no embedded derivatives contracts.

Derivatives contracts include specific penalties for breach of contract. Breach of contract provided for in agreements made with financial institutions leads to the early maturity thereof.

a.1) Fair value of derivative financial instruments

The valuation method used to calculate the fair value of financial liabilities (if applicable) and derivative financial instruments was the discounted cash flow method, based on expected settlements or realization of liabilities and assets at market rates prevailing at the balance sheet date.

The fair values of positions in Reais are calculated by projecting future inflows from transactions using B3 yield curves discounting these flows to present value using market DI rates for swaps announced by B3.

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

Consolidated derivatives financial instruments shown below are registered with B3 and classified as swaps, usually, that do not require margin deposits.

			Accumulated effects from fair value
	Notional Value		Amount receivable (payable)
Description	12.31.17	12.31.16	12.31.17	12.31.16
Long position	1,166,777	2,739,524	164,405	212,993

Foreign Currency	326,149	1,522,598	102,876	158,762
US$ (1) (2)	201,445	742,137	49,110	73,833
EUR (2)	11,000	70,064	449	-
LIBOR US$ (1)	113,704	710,397	53,317	84,929

Floating rate	643,589	898,324	28,263	31,987
CDI (1) (2)	249,239	254,883	82	3,979
TJLP (4)	394,350	643,441	28,181	28,008

Inflation rates	197,039	318,602	33,266	22,244
IPCA (3) (5)	166,775	192,318	33,266	17,998
IGPM (6)	30,264	126,284	-	4,246

Short position	(1,363,491)	(2,573,351)	(20,652)	(184,616)

Floating rate	(952,283)	(2,391,882)	(16,417)	(184,545)
CDI (1) (2) (3) (4) (5) (6)	(952,283)	(2,391,882)	(16,417)	(184,545)

Foreign Currency	(411,208)	(181,469)	(4,235)	(71)
US$ (2)	(354,356)	(88,710)	(4,235)	(71)
LIBOR US$ (1)	(56,852)	(92,759)	-	-
	Long position		164,405	212,993
	Current		87,643	68,943
	Non Current		76,762	144,050
	Short position		(20,651)	(184,616)
	Current		(5,239)	(183,212)
	Non Current		(15,412)	(1,404)
	Amounts receivable, net		143,754	28,377

(1) Foreign currency swaps (US$ and LIBOR) x CDI (R$237,384) - swap transactions for varying debt repayment dates held to hedge currency risk affecting the Company's loans in US$ (carrying amount R$225,254).

(2) Foreign currency swaps (Euro and CDI x Euro) (R$70,946) and (US$ and CDI x US$) (R$56,071) - maturing through February 9, 2018 to hedge currency risk affecting net amounts payable (carrying amount R$70,683 in euros) and receivables (carrying amount R$56,081 in US$).

(3) IPCA x CDI rate swaps (R$39,497) - maturing through 2019 to hedge the same flow as the debentures (4th issue - 3rd series) indexed to the IPCA (carrying amount R$40,322).

(4) TJLP x CDI swaps (R$390,314) - maturing through 2019 to hedge the risk of TJLP variation on loan with BNDES (carrying amount R$441,167).

(5) IPCA x CDI swaps (R$224,820) - maturing in 2033 to hedge risk of change in finance lease rate pegged to IPCA (carrying amount R$217,178).

(6) IGPM x CDI swaps (R$42,842) - maturing 2016 through 2018 to hedge IGP-DI variation risk affecting regulatory commitments related to 4G license.

The table below shows the breakdown of swaps maturing after December 31, 2017:

	Maturing in
Swap contract	2018	2019	2020	2021 onwards	Amount receivable (payable) at 12.31.17
Foreign currency x CDI	65,670	36,937	-	-	102,607
CDI x Foreign Currency	(4,524)	(93)	-	-	(4,617)
TJLP x CDI	20,838	7,343	-	-	28,181
IPCA x CDI	722	9,633	1,129	6,402	17,886
IGPM x CDI	(303)	-	-	-	(303)
Total	82,403	53,820	1,129	6,402	143,754

For the purposes of preparing its financial statements, the Company adopted the fair value hedge accounting methodology for its foreign currency swaps x CDI, IPCA x CDI, IGPM x CDI and TJLP x CDI for hedging or financial debt. Under this arrangement, both derivatives and hedged risk are recognized at fair value.

The ineffective portion at December 31, 2017 was R$1,289 (R$2,091 at December 31, 2016).

At December 31, 2017 and 2016, the transactions with derivatives generated consolidated negative (net) result of R$41,985 and R$347,870, respectively (Note 26).

a.2) Sensitivity analysis to the Company’s risk variables

The IFRS 7  requires by disclosing sensitivity analyses for each type of market risk that management understands to be significant when originated by financial instruments to which the entity is exposed at the end of each period, including all derivatives financial instrument transactions.

In making the above analysis, each of the transactions with derivative financial instruments was assessed and assumptions included a probable scenario and two others that could adversely impact the Company.

In the probable scenario the assumption is to use, on the maturity dates of each of the transactions, what the market had been showing through B3 yield curves (currencies and interest rates), as well as data available at IBGE, Central Bank, FGV, among others. In the probable scenario, there is no impact on the fair value of the above-mentioned derivatives. However, for scenarios II and III, risk variables were considered to deteriorate by 25% and 50% respectively.

Since the Company only holds derivatives to hedge its foreign-currency assets and liabilities, changing scenarios are tracked by the corresponding hedged items, thus showing that effects are almost non-existent. For these transactions, the Company reported the consolidated net exposure in each of the above-mentioned three scenarios at December 31, 2017.

Sensitivity analysis - net exposure

Transaction	Risk	Probable	25% depreciation	50% depreciation
Hedge (long position)	Derivatives (depreciation risk EUR)	(70,683)	(88,354)	(106,025)
Payables in EUR	Debt (appreciation risk EUR)	(42,808)	(53,510)	(64,212)
Receivables in EUR	Debt (depreciation risk EUR)	113,754	142,192	170,631
	Net Exposure	263	328	394

Hedge (short position)	Derivatives (depreciation risk US$)	(56,071)	(70,088)	(84,106)
Payables in US$	Debt (appreciation risk US$)	164,648	205,810	246,972
Receivables in US$	Debt (depreciation risk US$)	(108,567)	(135,709)	(162,851)
	Net Exposure	10	13	15

Hedge (long position)	Derivatives (risk of decrease in IPCA)	279,566	259,689	242,286
Debt in IPCA	Debt (risk of increase in IPCA)	(381,564)	(361,681)	(344,274)
	Net Exposure	(101,998)	(101,992)	(101,988)

Hedge (long position)	Derivatives (risk of decrease in IGP-DI)	42,538	42,575	42,612
Debt in IGP-DI	Debt (risk of increase in IGP-DI)	(140,859)	(140,859)	(140,859)
	Net Exposure	(98,321)	(98,284)	(98,247)

Hedge (long position)	Derivatives (risk of decrease in UMBND)	221,553	276,004	330,097
Debt in UMBND	Debt (risk of increase in UMBND)	(225,708)	(281,531)	(337,072)
	Net Exposure	(4,155)	(5,527)	(6,975)

Hedge (long position)	Derivatives (risk of decrease in TJLP)	418,496	414,263	410,144
Debt in TJLP	Debt (risk of increase in TJLP)	(1,586,846)	(1,582,396)	(1,578,066)
	Net Exposure	(1,168,350)	(1,168,133)	(1,167,922)

Hedge (CDI position)
Hedge US$ and EUR (short and long position)	Derivatives (risk of decrease in CDI)	(130,892)	(146,692)	(162,471)
Hedge IPCA (short position)	Derivatives (risk of increase in CDI)	(279,566)	(259,689)	(242,286)
Hedge IGPM (short position)	Derivatives (risk of increase in CDI)	(42,538)	(42,575)	(42,612)
Hedge UMBND (short position)	Derivatives (risk of increase in CDI)	(221,553)	(276,004)	(330,097)
Hedge TJLP (short position)	Derivatives (risk of increase in CDI)	(418,496)	(414,263)	(410,144)
	Net Exposure	(1,093,045)	(1,139,223)	(1,187,610)
Total net exposure in each scenario		(2,465,596)	(2,512,818)	(2,562,333)
Net effect on changes in current fair value		-	(47,222)	(96,737)

The assumptions used by the Company for the sensitivity analysis at December 31, 2017 were as follows:

Sensitivity analysis assumptions

Risk Variable	Probable	25% depreciation	50% depreciation
US$	3.3080	4.1350	4.9620
EUR	3.9676	4.9595	5.9514
JPY	0.0293	0.0367	0.0440
IPCA	2.79%	3.49%	4.19%
IGPM	-0.52%	-0.65%	-0.78%
IGP-DI	-0.27%	-0.34%	-0.41%
UMBND	0.0646	0.0807	0.0969
URTJLP	2.0314	2.5392	3.0470
CDI	6.89%	8.61%	10.34%

For calculation of the net exposure for the sensitivity analysis, all derivatives were considered at market value and hedged items designated for hedge for accounting purposes were also considered at fair value.

The fair values shown in the table above are based on the portfolio position at December 31, 2017, but do not reflect an estimate for realization due to the dynamism of the market, which is constantly monitored by the Company. The use of different assumptions could significantly affect the estimates.

b) Fair value

The Company assessed their financial assets and liabilities in relation to market values using available information and appropriate valuation methodologies. However, both the interpretation of market data and the selection of valuation methods require considerable judgment and reasonable estimates to produce the most adequate realization value. As a result, the estimates shown do not necessarily indicate amounts that could be realized in the current market. The use of different assumptions for the market and/or methodologies may have a material effect on estimated realization values. At December 31, 2017 and 2016, neither the Company not its subsidiaries detected any significant and enduring impairment of their financial instruments.

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

Level 2: valuation techniques for which significant lower level of information to measure the fair value directly or indirectly observable; and

Level 3: valuation techniques for which the lowest and significant level of information to measure the fair value is not available.

During years ended December 31, 2017 and 2016, there were no transfers between fair value measurements of level 3 and level 1 and 2.

The following table show the composition of financial assets and liabilities at December 31, 2017 and 2016.

			Book value		Fair value
	Classification by category	Fair value hierarchy	12.31.17	12.31.16	12.31.17	12.31.16
Financial Assets
Current
Cash and cash equivalents (Note 4)	Amortized cost		4,050,338	5,105,110	4,050,338	5,105,110
Trade accounts receivable, net (Note 5)	Loans and receivables		8,588,466	8,701,688	8,588,466	8,701,688
Derivative transactions (Note 31)	Measured at fair value through profit or loss	Level 2	2,480	3,979	2,480	3,979
Derivative transactions (Note 31)	Hedges (economic)	Level 2	85,163	64,964	85,163	64,964

Noncurrent
Short-term investments pledged as collateral	Amortized cost		81,486	78,166	81,486	78,166
Trade accounts receivable, net (Note 5)	Loans and receivables		273,888	305,411	273,888	305,411
Derivative transactions (Note 31)	Hedges (economic)	Level 2	76,762	144,050	76,762	144,050
Total financial assets			13,158,583	14,403,368	13,158,583	14,403,368
Financial Liabilities
Current
Trade accounts payable (Note 15)	Amortized cost		7,447,100	7,611,246	7,447,100	7,611,246
Loans, financing and finance lease (Note 20)	Amortized cost		1,316,034	1,256,147	1,463,609	1,363,539
Loans, financing and finance lease (Note 20)	Measured at fair value through profit or loss	Level 2	304,921	1,286,828	317,231	1,307,310
Debentures (Note 20)	Amortized cost		1,412,174	2,120,197	1,532,427	2,242,291
Debentures (Note 20)	Measured at fair value through profit or loss	Level 2	312	307	1,490	1,412
Derivative transactions (Note 31)	Measured at fair value through profit or loss	Level 2	4,504	4,111	4,504	4,111
Derivative transactions (Note 31)	Hedges (economic)	Level 2	735	179,101	735	179,101

Noncurrent
Trade accounts payable (Note 15)	Amortized cost		-	71,907	-	71,907
Loans, financing and finance lease (Note 20)	Amortized cost		1,353,582	1,837,077	1,291,974	1,668,524
Loans, financing and finance lease (Note 20)	Measured at fair value through profit or loss	Level 2	520,421	874,982	505,422	822,818
Debentures (Note 20)	Amortized cost		3,068,243	1,396,813	2,866,372	1,260,814
Debentures (Note 20)	Measured at fair value through profit or loss	Level 2	40,010	36,990	37,717	34,124
Contingent consideration (Note 20)	Measured at fair value through profit or loss	Level 2	446,144	414,733	446,144	414,733
Derivative transactions (Note 31)	Hedges (economic)	Level 2	15,412	1,404	15,412	1,404
			15,929,592	17,091,843	15,930,137	16,983,334

c) Capital management

The purpose of the Company's capital management is to ensure maintenance of a high credit rating before institutions and an optimal capital ratio in order to support the Company's business and maximize shareholder value.

The Company manages its capital structure by making adjustments and adapting to current economic conditions. For this purpose, the Company may pay dividends, raise new loans, issue debentures and contract derivatives. For the year ended December 31, 2017, there were no changes in capital structure objectives, policies or processes.

In its net debt structure, the Company includes balances referring to loans, financing, debentures, finance leasing, contingent consideration and transactions with derivatives, less cash and cash equivalents, short-term investments to secure BNB financing and guarantor of the contingent consideration liability.

The Company’s ratio of consolidated debt to shareholders’ equity consists of the following:

	12.31.17	12.31.16
Cash and cash equivalents	4,050,338	5,105,110
Loans, financing, debentures, financial lease and contingent consideration	(8,461,841)	(9,224,074)
Derivative transactions, net	143,754	28,377
Short-term investment pledged as collateral	11,722	10,773
Asset guarantor of contingent consideration	446,144	414,733
Net debt	3,809,883	3,665,081
Net equity	69,461,358	69,244,419
Net debt-to-equity ratio	5.48%	5.29%

d) Risk management policy

The Company is exposed to several market risks as a result of its commercial operations, debts contracted to finance its activities and debt-related financial instruments.

d.1) Currency Risk

There is risk arising from the possibility that the Company may incur losses due to fluctuating exchange rates, which add to costs arising from loans denominated in foreign currencies.

At December 31, 2017, 2.7% of financial debt was foreign-currency denominated (14.0% at December 31, 2016). The Company enters into derivative transactions (currency hedge) with financial institutions to hedge against exchange rate variation affecting its total indebtedness in foreign currency (R$225,254 and R$1,287,864 at 31 December 2017 and 2016, respectively). Its total debt on these dates was covered by asset positions in currency-exchange hedge transactions with CDI-rate swaps.

There is also foreign exchange risk for non-financial assets and liabilities denominated in foreign currencies, which may generate a smaller amount receivable or larger amount payable depending on the exchange rate in the period.

Hedging transactions were engaged to minimize the risks associated with exchange-rate variation of non-financial assets and liabilities in foreign currencies. This balance is subject to daily changes due to the dynamics of the business. However, the Company intends to cover the net balance of these rights and obligations (US$16,953 thousand receivable and €17,535 thousand payable by December 31, 2017 and US$17,293 thousand receivable and €5,695 thousand payable by December 31, 2016) to mitigate its foreign exchange risks.

d.2) Interest and Inflation Risk

This risk arises because the Company may incur losses in the event of an unfavorable change in the domestic interest rate, which may adversely affect financial expenses resulting from the portion of debentures referenced to the CDI and liability positions in derivatives (currency hedge, IPCA and TJLP) pegged to floating interest rates (CDI).

The debt with BNDES is indexed to the Long-Term Interest Rate (TJLP) which is set on a quarterly basis by the National Monetary Council. During the year 2016 and for the quarter ended March 30, 2017, the TJLP was 7.5%. In the third quarter of 2017, the TJLP remained at 7.0%, until the end of the year.

Inflation risk arises from the Minas Comunica debentures of the 1st issue, which are tied to the IPCA and thus may adversely affect financial expenses in the event of an unfavorable change in this index.

To reduce exposure to the variable interest rate (CDI), the Company invested their cash equivalents of R$3,932,539 at December 31, 2017 (R$4,906,741 at December 31, 2016), mostly in short-term CDI-based financial investments (Bank Deposit Certificates). The carrying amounts of these instruments approach their fair values, since they may be redeemed in short term.

d.3) Liquidity Risk

Liquidity risk is the possibility of the Company not holding sufficient funds to meet their commitments due to different currencies and dates of realization of rights and settlement of obligations.

The Company structure the maturity dates of non-derivative financial contracts, as shown in Note 20, and their respective derivatives, as shown in the schedule of payments disclosed in this note, to avoid affecting their liquidity.

The Company cash flow and liquidity and those of its subsidiaries are managed on a daily basis by the departments in charge to ensure that operating cash flows and prior funding, when necessary, will be sufficient to meet their schedule of commitments in order to avoid liquidity risk.

Below, we summarize the maturity profile of our consolidated financial liabilities as set forth in loan agreements:

At 12.31.17	Less than one year	From 1 to 2 years	From 2 to 5 years	Over 5 years	Total
Trade accounts payable (Note 15)	7,447,100	-	-	-	7,447,100
Loans, financing and finance lease (Note 20)	1,620,955	780,904	885,411	207,688	3,494,958
Contingent consideration (Note 20)	-	-	-	446,144	446,144
Debentures (Note 20)	1,412,486	66,252	3,042,001	-	4,520,739
Derivative transactions (Note 31)	5,239	93	-	15,319	20,651
Total	10,485,780	847,249	3,927,412	669,151	15,929,592

At 12.31.16	Less than one year	From 1 to 2 years	From 2 to 5 years	Over 5 years	Total
Trade accounts payable (Note 15)	7,611,246	-	-	71,907	7,683,153
Loans, financing and finance lease (Note 20)	2,542,975	1,129,939	1,326,269	255,851	5,255,034
Contingent consideration (Note 20)	-	-	-	414,733	414,733
Debentures (Note 20)	2,120,504	1,355,683	78,120	-	3,554,307
Derivative transactions (Note 31)	183,212	1,185	97	122	184,616
Total	12,457,937	2,486,807	1,404,486	742,613	17,091,843

d.4) Credit Risk

The risk arises from the possibility of the Company incurring losses due to difficulty in receiving amounts billed to their customers and sales of prepaid handsets and cards that have been pre-activated for the distribution network.

The credit risk on accounts receivable is diversified and mitigated by strict control of the customer base. The Company constantly monitors the level of accounts receivable from postpaid services, and limits bad-debt risk by cutting off access to telephone lines if bills are past due. The mobile customer base predominantly uses the prepaid system, which requires purchase of credits beforehand and therefore does not pose credit risk. Exceptions are made for emergency services that must be maintained for security or national defense reasons.

Credit risk on sales of pre-activated prepaid handsets and cards is managed by a conservative policy for granting credit, using modern credit scoring methods, analyzing financial statements and consultations to commercial databases, in addition to requesting guarantees.

The Company is also subject to credit risk arising from their investments, letters of guarantee received as collateral for certain transactions and receivables from derivative transactions. The Company control the credit limits granted to each counterpart and diversify this exposure across first tier financial institutions as per current credit policies of financial counterparties.

d.5) Social and Environmental Risks

Our operations and properties are subject to various environmental laws and regulations that, among others, govern environmental licenses and records, protection of fauna and flora, air emissions, waste management and remediation of contaminated sites. If we fail to meet present and future requirements, or to identify and manage new or existing contamination, we will incur in significant costs, which include cleaning costs, damages, compensation, fines, activities suspension and other penalties, investments to improve our facilities or change our processes, or interruption of operations. The identification of environmental conditions not currently identified, more stringent inspections by regulatory agencies, the entry into force of more stringent laws and regulations or other unanticipated events may occur and, ultimately, result in significant environmental liabilities and their costs. The occurrence of any of the above factors could have a material adverse effect on our business, results of operations and financial position. According to Article 75 of Law No. 9605 of 1998, the maximum fine per breach of environmental law is R$50,000.

From the social point of view, we are exposed to contingent liabilities due to the fact that our structure foresees the hiring of outsourced service providers. These potential liabilities may involve labor claims by service providers who could eventually be treated as direct employees, which would generate requests for links and joint liability in overtime claims and occupational accidents, among others. If we obtain an unfavorable decision in relation to a significant portion of these contingencies that have not yet been provisioned, our financial and equity situation and the results of our operations may be affected.

d.6) Insurance Coverage

The policy of the Company, as well as the Telefónica Group, includes contracting insurance coverage for all assets and liabilities involving significant and high-risk amounts, based on management's judgment and following Telefónica corporate program guidelines.

At December 31, 2017, maximum limits of claims (established pursuant to the agreements of each entity consolidated by the Company) for significant assets, liabilities or interests covered by insurance and their respective amounts were R$1,501,052 for operational risks (with loss of profit) and R$75,000 for general civil liability.

d.7) Other Risks

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

32)  COMMITMENTS AND GUARANTEES (RENTALS)

The Company lease equipment, facilities, and several stores, administrative buildings, and sites (containing radio-base stations and towers), through several non-cancellable operating agreements maturing on different dates, with monthly payments.

At December 31, 2017, the total amounts corresponding to the full period of the contracts were as follows:

Up to 1 year	2,285,148
From 1 to 5 years	7,442,212
Over five years	5,017,985
Total	14,745,345

33) ADDITIONAL INFORMATION ON CASH FLOWS

a)   Reconciliation of cash flow financing activities

The following is a reconciliation of cash flow financing activities for the year ended December 31, 2017.

		Cash flows from financing activities		Cash flows from operating activities	Financing activities not involving cash and cash equivalents
Consolidated	At 12/31/16	Addtions	Write-offs (payments)	Write-offs (payments)	Financial charges and foreign exchange variation	Additions of financial lease and supplier financing	Business combinations	Interim and unclaimed dividends and interest on equity	At 12/31/17
Interim dividends and interest on equity	2,195,031	-	(3,668,551)	-	-	-	-	3,869,636	2,396,116
Loans and financing	4,880,606	55,876	(2,449,773)	(333,676)	385,021	571,444	-	-	3,109,498
Finance lease	374,428	-	(35,722)	(11,973)	45,265	13,462	-	-	385,460
Debentures	3,554,307	3,000,000	(2,000,000)	(513,937)	480,369	-	-	-	4,520,739
Derivative financial instruments	(28,377)	-	(159,408)	2,086	42,334	-	(389)	-	(143,754)
Contingent Consideration	414,733	-	-	-	31,411	-	-	-	446,144
Total	11,390,728	3,055,876	(8,313,454)	(857,500)	984,400	584,906	(389)	3,869,636	10,714,203

b)   Financing transactions that do not involve cash

The main financing transactions that do not involve cash of the Company refer to the acquisition of assets through finance leases. At December 31, 2017 and 2016, these transactions totaled R$13,462 and R$61,866, respectively.