Form 20-F/A
period 2017-12-31
TELEFONICA BRASIL S.A.
filed 2018-03-19
CIK 1066119

As filed with the Securities and Exchange Commission on March 19, 2018

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

The number of outstanding shares of each class (excluding treasury shares) as of December 31, 2017 was:

Title of Class	Number of Shares Outstanding (excluding treasury shares)
Shares of Common Stock..................................................................................................................................	569,354,053
Shares of Preferred Stock..................................................................................................................................	1,119,339,723

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes  ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files) ☒ Yes  ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filers,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

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

☐ Yes  ☒ No

Explanatory Note

This Amendment No. 1 to the Annual Report on Form 20-F of Telefônica Brasil S.A. (the “Company”) amends the Company’s Annual Report on Form 20-F for the year ended December 31, 2017 (the “Original 20-F”), which was filed with the Securities and Exchange Commission on February 21, 2018.  The Company is filing this Amendment No. 1 solely to furnish Exhibit 101, which was not included in the Original 20-F.  Exhibit 101 includes information about the Company in eXtensible Business Reporting Language (XBRL).

Except as described above, this Amendment No. 1 does not amend any information set forth in the Original 20-F, and the Company has not updated disclosures included therein to reflect any events that occurred subsequent to February 21, 2018.

Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed furnished and not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, and are deemed not filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and are otherwise not subject to liability under those sections.

PART III

ITEM 19.       EXHIBITS

Exhibit number	Description
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*      In accordance with Rule 406T(b)(2) of Regulation S-T, this eXtensible Business Reporting Language (XBRL) information is furnished and not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the annual report on Form 20-F on its behalf.

TELEFÔNICA BRASIL S.A.
By:	/s/ Eduardo Navarro de Carvalho
	Name:	Eduardo Navarro de Carvalho
	Title:	Chief Executive Officer

By:	/s/ David Melcon Sanchez-Friera
	Name:	David Melcon Sanchez-Friera
	Title:	Chief Financial Officer

Date: March 19, 2018