Form 20-F
period 2018-12-31
TELEFONICA BRASIL S.A.
filed 2019-02-21
CIK 1066119

As filed with the Securities and Exchange Commission on February 21, 2019

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

____________________

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

The number of outstanding shares of each class (excluding treasury shares) as of December 31, 2018 was:

Title of Class	Number of Shares Outstanding (excluding treasury shares)
Shares of Common Stock	569,354,053
Shares of Preferred Stock	1,119,339,723

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒	No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐	No ☒

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

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files):

Yes ☒	No ☐

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

☐ Item 17	☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐	No ☒

_________________________

i

INTRODUCTION

References in this annual report to “Telefônica Brasil,” “we,” “our,” “us,” “our company” and “the company” are to Telefônica Brasil S.A. and its consolidated subsidiaries (unless the context otherwise requires). All references in this annual report to:

•	“ADRs” are to the American Depositary Receipts evidencing our ADSs;

•	“ADSs” are to our American Depositary Shares, each representing one share of our non-voting preferred stock;

•	“ANATEL” are to Agência Nacional de Telecomunicações – ANATEL, the Brazilian telecommunications regulatory agency;

•	“B3” are to B3 S.A. – Brasil, Bolsa, Balcão, the São Paulo stock exchange and a Brazil-based financial market infrastructure provider;

•	“BNDES” are to Banco Nacional de Desenvolvimento Econômico e Social, the Brazilian Development Bank;

•	“Brazil” are to the Federative Republic of Brazil;

•	“Brazilian Corporate Law” are to Law No. 6,404 of December 15, 1976, as amended;

•	“CADE” are to Conselho Administrativo de Defesa Econômica, the Brazilian competition authority;

•	“CDI” are to Certificado de Depósito Interbancário, the Certificate for Interbank Deposits;

•	“Celular CRT” are to Celular CRT Participações S.A. and its consolidated subsidiaries, formerly Vivo subsidiaries before Vivo’s corporate restructuring;

•	“Central Bank” are to the Banco Central do Brasil, the Brazilian Central Bank;

•	“CMN” are to the Conselho Monetário Nacional, the Brazilian Monetary Council;

•	“CTBC Telecom” are to Companhia de Telecomunicações do Brasil Central;

•	“CVM” are to the Comissão de Valores Mobiliários, the Brazilian Securities Commission;

•	“Federal District” are to Distrito Federal, the federal district where Brasilia, the capital of Brazil, is located;

•	“FGV” are to the Fundação Getúlio Vargas, an economic private organization;

•	“General Telecommunications Law” are to Lei Geral de Telecomunicações, as amended, the law which regulates the telecommunications industry in Brazil;

•	“Global Telecom” are to Global Telecom S.A., formerly a Vivo subsidiary before Vivo’s corporate restructuring;

•	“GVT” are to Operating GVT and GVTPar, collectively, formerly wholly-owned subsidiaries of Telefônica Brasil prior to our 2016 corporate restructuring;

•	“GVTPar” are to GVT Participações S.A., a formerly wholly owned subsidiary of Telefônica Brasil prior to our 2016 corporate restructuring;

•	“IASB” are to International Accounting Standards Board;

•	“IBGE” are to Instituto Brasileiro de Geografia e Estatística, the Brazilian Institute of Geography and Statistics;

•	“IFRS” are to International Financial Reporting Standards, as issued by the IASB;

•	“IGP-DI” are to the Índice Geral de Preços - Disponibilidade Interna, an inflation index developed by the FGV used by fixed broadband and mobile service providers to adjust their prices;

•	“IGP-M” are to the Índice Geral de Preços ao Mercado, an inflation index developed by the FGV used by TV and cable service providers to adjust their prices;

•	“IOF Tax” are to Imposto sobre Operações de Crédito, Câmbio e Seguros, a tax on credit, exchange and insurance transactions;

•	“IPCA” are to Índice Nacional de Preços ao Consumidor Amplo, the consumer price index, published by the IBGE;

•	“IST” are to Índice de Serviços de Telecomunicações, the inflation index of the telecommunications sector;

•	“NYSE” are to the New York Stock Exchange;

•	“Operating GVT” are to Global Village Telecom S.A., a formerly wholly owned subsidiary of Telefônica Brasil prior to our 2016 corporate restructuring;

•	“Real,” “reais” or R$ are to the Brazilian real, the official currency of Brazil;

•	“SEC” are to the U.S. Securities and Exchange Commission;

•	“TData” are to Telefônica Data S.A., a formerly wholly owned subsidiary of Telefônica Brasil prior to our 2018 corporate restructuring;

•	“Telebrás” are to Telecomunicações Brasileiras S.A.–Telebrás;

•	“Telefonica” or are to Telefonica S.A., our parent company;

•	“Terra Networks” are to Terra Networks Brasil S.A., a wholly owned subsidiary of Telefônica Brasil; Terra Networks provides digital services and advertising;

•	“TJLP” are to Taxa de Juros de Longo Prazo, or long-term interest rate;

•	“UMBNDES” are to a monetary unit of the BNDES, consisting of a currency basket of BNDES debt obligations in foreign currencies, which are mostly denominated in U.S. dollars;

•	“U.S. dollar,” “U.S. dollars” or “US$” are to U.S. dollars, the official currency of the United States;

•	“Vivo” are to Vivo S.A., a formerly wholly owned subsidiary of Telefônica Brasil, which conducted cellular operations including SMP (as defined in the Glossary of Telecommunication Terms), nationwide; and

•	“Vivo Participações” are to Vivo Participações S.A. (formerly TELESP Celular Participações S.A.) and its consolidated subsidiaries (unless the context otherwise requires).

Unless otherwise specified, data relating to the Brazilian telecommunications industry included in this annual report was obtained from ANATEL.

The “Glossary of Telecommunications Terms” that begins on page 147 provides the definition of certain technical terms used in this annual report.

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

The significant and relevant estimates and judgments applied by the Company in the preparation of these financial statements are presented in the following notes: income and social contribution taxes (note 7); (note 12), intangible assets (note 13), provisions and contingencies (Note 19), net operating income (Note 24); pension plans and other post-employment benefits (Note 30) and financial instruments and risk and capital management (Note 31).

Our financial statements prepared in accordance with IFRS as of December 31, 2018 and December 31, 2017 and for the years ended December 31, 2018, December 31, 2017 and December 31, 2016 have also been filed with the CVM, the local securities regulator in Brazil and made publicly available. Our selected financial information included in “Item 3. Key Information—A. Selected Financial Data” should be read in conjunction with, and is qualified in its entirety by, our financial statements and “Item 5. Operating and Financial Review and Prospects” appearing elsewhere in this annual report.

The consolidated financial statements as of December 31, 2018 and 2017 and for each of the three years in the period ended December 31, 2018 are in compliance with IFRS, as issued by the IASB and also with the pronouncements, interpretations and guidance issued by the IASB and the IFRS Interpretations Committee, or the IFRIC, which entered into force as of January 1, 2018.

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

A. Selected Financial Data

The selected financial data presented below should be read in conjunction with our consolidated financial statements, including the notes thereto included elsewhere in this annual report. Our consolidated financial statements included herein as of December 31, 2018 and for the years ended December 31, 2018 and 2017 have been audited by PricewaterhouseCoopers Auditores Independentes. The report of PricewaterhouseCoopers Auditores Independentes on the consolidated financial statements appears elsewhere in this annual report. Our consolidated financial statements included herein as of December 31, 2016 and for the year ended December 31, 2016 have been audited by Ernst & Young Auditores Independentes S.S. The report of Ernst & Young Auditores Independentes S.S. on the consolidated financial statements appears elsewhere in this annual report.

Results of Terra Networks S.A. are consolidated into our financial statements as from July 3, 2017.

Results of GVT are consolidated into our financial statements as from May 1, 2015. Consequently, our results of operations for the years ended December 31, 2018, 2017 and 2016 are not comparable with our results of operations for the years ended December 31, 2015 and 2014. For further information, see “Item 4.A.—Historical Background—Acquisition of GVT.”

The following tables present a summary of our selected financial data at the dates and for each of the periods indicated. You should read the following information together with our audited consolidated financial statements and the notes thereto included elsewhere in this annual report and with “Item 5. Operating and Financial Review and Prospects.”

	Year ended December 31,
	2018	2018	2017	2016	2015	2014
	(in millions of U.S. dollars) (1)	(in millions of reais)
Income Statement Data:	(except for share and per share data)
Net operating revenue	11,217	43,463	43,207	42,508	40,287	35,000
Cost of sales	(5,426)	(21,026)	(20,272)	(20,823)	(20,345)	(17,223)
Gross profit	5,791	22,437	22,935	21,685	19,942	17,777
Operating income (expenses), net	(3,350)	(12,981)	(16,302)	(15,317)	(14,702)	(12,668)
Operating income	2,441	9,456	6,633	6,368	5,240	5,109
Financial income (expenses), net	471	1,827	(903)	(1,234)	(848)	(362)
Equity pickup	(2)	(6)	1	1	2	7
Income before taxes	2,910	11,277	5,731	5,135	4,394	4,754
Income and social contribution taxes	(606)	(2,349)	(1,122)	(1,050)	(974)	183
Net income for the year	2,304	8,928	4,609	4,085	3,420	4,937
Attributable to:
Controlling shareholders	2,304	8,928	4,609	4,085	3,420	4,937
Non-controlling shareholders		—	—	—	—	—
Basic and diluted earnings per share:
Common shares	1.28	4.96	2.56	2.27	2.15	4.12
Preferred shares	1.41	5.45	2.82	2.50	2.37	4.53
Cash dividends per share in reais, net of withholding tax:
Common shares	0.50	1.95	1.73	1.65	2.04	2.04
Preferred shares	0.55	2.15	1.90	1.81	2.25	2.25

	As of December 31,
	2018	2018	2017	2016	2015	2014
	(in millions of U.S. dollars)(1)	(in millions of reais)
	(except for share and per share data)
Balance Sheet Data:
Property, plant and equipment, net	8,804	34,115	33,222	31,925	30,477	20,454
Total assets	26,469	102,561	101,383	102,066	101,685	73,065
Loans and financing—current portion	346	1,340	1,621	2,543	2,222	1,509
Loans and financing—noncurrent portion	420	1,625	2,320	3,127	4,455	2,123
Debentures—current portion	32	124	1,413	2,120	121	755
Debentures—noncurrent portion	787	3,050	3,108	1,434	3,424	3,412
Shareholders’ equity	18,480	71,607	69,461	69,244	68,567	44,950
Attributable to:
Controlling shareholders	18,480	71,607	69,461	69,244	68,567	44,950
Non-controlling shareholders	—	—	—	—	—	—
Capital stock	16,406	63,571	63,571	63,571	63,571	37,798
Number of shares outstanding (in thousands)(2)	n/a	1,688,694	1,688,694	1,688,694	1,688,694	1,123,269

	Year ended December 31,
	2018	2018	2017	2016	2015	2014
	(in millions of U.S. dollars)(1)	(in millions of reais)
Cash Flow Data:
Operating activities:
Net cash (used in) generated by operating activities	3,082	11,941	12,641	11,440	9,897	9,384
Investing activities:
Net cash (used in) generated by investing activities	(1,465)	(5,676)	(8,438)	(6,895)	(14,626)	(7,608)
Financing activities:
Net cash (used in) generated by financing activities	(1,790)	(6,934)	(5,258)	(4,777)	5,373	(3,627)
Increase (decrease) in cash and cash equivalents	173	(669)	(1,055)	(232)	644	(1,851)
Cash and cash equivalents at beginning of year	1,045	4,050	5,105	5,337	4,693	6,544
Cash and cash equivalents at end of year	872	3,381	4,050	5,105	5,337	4,693

____________________

(1)	Translated for convenience only using the commercial offer rate as reported by the Central Bank as of December 31, 2018 for reais into U.S. dollars of R$3.8748 to US$1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate as of that or any other date. In addition, translations should not be construed as representations that the real amounts represent or have been or could be converted into U.S. dollars as of that or any other date.

(2)	As of the date of this annual report, we held 1,688,693,776 outstanding shares, composed of common and preferred shares, net of 2,291,147 treasury shares.

Exchange Rates

The Central Bank allows the real/U.S. dollar exchange rate to float freely and has intervened to control the exchange rate volatility. However, the exchange market may continue to be volatile, and the real may depreciate or appreciate substantially in relation to the U.S. dollar. The Central Bank or the Brazilian government may intervene in the exchange rate market.

Since 1999, the Central Bank has allowed the real/U.S. dollar exchange rate to float freely, and, since that time, the real/U.S. dollar exchange rate has fluctuated considerably. In 2014 and 2015, the real depreciated 13.4% and 47.0%, respectively, against the U.S. dollar. In 2016, the real appreciated 16.5% against the U.S. dollar. In 2017, the real depreciated 1.5% against the U.S. dollar, followed by another depreciation of 17.1% in 2018, ending the year at an exchange rate of R$3.8748 per US$1.00.

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

	Exchange Rates of R$ per US$1.00
	Period-End	Average(1)	High	Low
Year ended December 31,
2014	2.6562	2.3599	2.7403	2.1974
2015	3.9048	3.3876	4.1949	2.5754
2016	3.2591	3.4500	4.1558	3.1193
2017	3.3080	3.2031	3.3807	3.0510
2018	3.8748	3.6796	4.1879	3.1391

Month
August 2018	4.1353	3.9298	4.1812	3.7118
September 2018	4.0039	4.1165	4.1879	4.0039
October 2018	3.7177	3.7584	4.0273	3.6368
November 2018	3.8633	3.7867	3.8925	3.6973
December 2018	3.8748	3.8880	3.9330	3.8279
January 2019	3.6519	3.7417	3.8595	3.6519
February 2019 (through February 20)	3.7100	3.7149	3.7756	3.6694

____________________

Source: Brazilian Central Bank.

(1) Annually, represents the average of the exchange rates on the last day of each month during the periods presented; monthly, represents the average of the end-of-day exchange rates during the periods presented.

On February 20, 2019, the exchange rate was R$3.7100 to US$1.00. The real/dollar exchange rate fluctuates and, therefore, this exchange rate may not be indicative of future exchange rates.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

This section is intended to be a summary of more detailed discussions contained elsewhere in this annual report. The risks described below are not the only ones we face. Additional risks that we do not presently consider material, or of which we are not currently aware, may also affect us. Our business, results of operations or financial condition could be impacted if any of these risks materialize and, as a result, the market price of our preferred shares and our ADSs could be affected.

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

The recent economic instability in Brazil has contributed to a decline in market confidence in the Brazilian economy as well as to a deteriorating political environment. Despite the ongoing recovery of the Brazilian economy, weak macroeconomic conditions in Brazil are expected to continue throughout 2018 and in early 2019. In addition, various ongoing investigations into allegations of money laundering and corruption being conducted by the Office of the Brazilian Federal Prosecutor, including the largest such investigation known as “Lava Jato,” have negatively impacted the Brazilian economy and political environment.

In recent years, there has been significant political turmoil in connection with the impeachment of the former president (who was removed from office in August 2016) and ongoing investigations of her successor (who left office in January 2019) as part of the ongoing “Lava Jato” investigations. Presidential elections were held in Brazil in October 2018. We cannot predict which policies the new President of Brazil, who assumed office on January 1, 2019, may adopt or change during his mandate or the effect that any such policies might have on our business and on the Brazilian economy. Any such new policies or changes to current policies may have a material adverse effect on us. The political uncertainty resulting from the presidential elections and the transition to a new government may have an adverse effect on our business, results of operations and financial condition and the price of our preferred shares and ADSs.

Furthermore, Brazil’s federal budget has been in deficit since 2014. Similarly, the governments of Brazil’s constituent states are also facing fiscal concerns due to their high debt burdens, declining revenues and inflexible expenditures. While the Brazilian Congress has approved a ceiling on government spending that will limit primary public expenditure growth to the prior year’s inflation for a period of at least 10 years, local and foreign investors believe that fiscal reforms, and in particular a reform of Brazil’s pension system, will be critical for Brazil to comply with the spending limit. As of the date of this annual report, discussions in the Brazilian Congress relating to such reforms remain ongoing. Diminished confidence in the Brazilian government’s budgetary condition and fiscal stance could result in downgrades of Brazil’s sovereign debt by credit rating agencies, negatively impact Brazil’s economy, lead to further depreciation of the real and an increase in inflation and interest rates, thus adversely affecting our business, results of operations and financial condition.

Uncertainty about the Brazilian government’s implementation of changes in policies or regulations that affect such implementation may contribute to economic instability in Brazil and increase the volatility of securities issued abroad by Brazilian companies, including our securities. Any of the above factors may create additional political uncertainty, adversely affect the Brazilian economy, our business, financial condition, results of operations and the market price of our preferred shares and ADSs.

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

According to the National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or IPCA, Brazilian inflation rates were 2.9%, 6.3% and 10.7% in 2017, 2016 and 2015, respectively. In 2018, inflation as measured by the IPCA registered 3.7%. Brazil may experience high levels of inflation in the future and inflationary pressures may lead to the Brazilian government’s intervening in the economy and introducing policies that could harm our business and the price of our preferred shares and ADSs. In the past, the Brazilian government’s interventions included the maintenance of a restrictive monetary policy with high interest rates that restricted credit availability and reduced economic growth, causing volatility in interest rates. For example, the SELIC (Sistema Especial de Liquidação e de Custódia), the Central Bank’s overnight rate, as established by the Monetary Policy Committee of the Central Bank (Comitê de Política Monetária do Banco Central do Brasil—COPOM), increased from 10.00% at the beginning of 2014 to a high point of 14.25% in 2016 before a series of reductions that started in 2017 until March 2018, bringing the SELIC rate down to 6.50% and remaining at this level at present. Conversely, more lenient government and Central Bank policies and interest rate decreases have triggered and may continue to trigger increases in inflation, and, consequently, growth volatility and the need for sudden and significant interest rate increases, which could negatively affect us and increase our indebtedness.

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

The Brazilian currency has been historically volatile and has been devalued frequently over the past three decades. Throughout this period, the Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. Although long-term depreciation of the real is generally linked to the rate of inflation in Brazil, depreciation of the real occurring over shorter periods of time has resulted in significant variations in the exchange rate between the real, the U.S. dollar and other currencies. The exchange rate between the U.S. dollar and the Brazilian real has experienced significant fluctuations in recent years. The real depreciated 14.6% against the U.S. dollar in 2013, 13.4% in 2014 and 47.0% in 2015. In 2016, the real appreciated 16.5% against the U.S. dollar and in 2017, the real depreciated 1.5%, followed by another depreciation of 17.1% in 2018, ending the year at an exchange rate of R$3.8748 per US$1.00. On February 20, 2019 the exchange rate was R$3.7100 per U.S.$1.00. There can be no assurance that the real will not again depreciate against the U.S. dollar or other currencies in the future.

As of December 31, 2018, 1.6% of our total indebtedness of R$6.1 billion was denominated in foreign currency. As of December 31, 2018, we had currency hedges in place to cover all of our financial foreign currency-denominated indebtedness. Approximately 7.8% of our operating costs and expenses are payable or linked to payment by us in U.S. dollars or Euros. By contrast, 99.8% of our revenue is generated in reais, except income derived from hedging transactions, international long-distance interconnection fees and services to customers outside of Brazil.

To the extent that the value of the real decreases relative to the U.S. dollar or the Euro, our commitments payable or linked to payment by us in foreign currencies become more expensive. Although our accounts receivable denominated in foreign currencies would also appreciate, the net effect could adversely affect our revenue and expenses. In addition, the IST inflation index does not adequately reflect the true effect of exchange rate fluctuations. Thus, our revenue, when translated to U.S. dollars, does not adequately reflect the true effect of exchange rate fluctuations, which may affect our results of operations.

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

As a result of the allegations under the “Lava Jato” investigations and the economic downturn, Brazil was downgraded to non-investment grade status by S&P in September 2015, by Fitch Ratings in December 2015, by Moody’s in February 2016 and downgraded again by Fitch in May 2016. In addition, Brazil was further downgraded by S&P to BB- with a stable outlook in January 2018 as a result of the failure of the current Brazilian government to approve certain pension reforms. Brazil’s sovereign rating is currently rated by the three major risk rating agencies as follows: BB- by S&P and Fitch Ratings and Ba2 by Moody’s.

Brazil’s sovereign credit rating is currently rated below investment grade by the three main credit rating agencies. Consequently, the prices of securities issued by Brazilian companies have been negatively affected. A reversal of the current recovery of the Brazilian economic activity and instability in the political environment, among other factors, could lead to revision of the agencies’ outlooks, which could be followed by further ratings downgrades. Any further downgrade of Brazil’s sovereign credit ratings could heighten investors’ perception of risk and, as a result, cause the market price of our preferred shares and ADSs to decline.

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

We operate our fixed line business in the state of São Paulo under a concession granted by the Brazilian government. According to the terms of the concession, we are obligated to meet certain universal service requirements and to maintain minimum quality and service standards. For example, ANATEL requires that we satisfy certain conditions with respect to, among other things, the expansion of our network to provide (i) public pay-phone services for all locations with a population over 100 inhabitants and (ii) private individual telephone service for all locations with a population over 300 inhabitants, as well as several quality of service targets. Our ability to satisfy the terms and conditions may be affected by factors beyond our control, and our failure to comply with the requirements of our concession may result in the imposition of fines up to R$50 million per incident and/or other government actions, including the termination of our concession. Any partial or total termination of our concession or authorizations would have a material adverse effect on our financial condition and results of operations.

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

As of December 31, 2018, the net book value of our reversible assets, calculated in accordance with ANATEL’s interpretation of current regulations, is estimated at R$8.6 billion. These assets are comprised of switching and transmission equipment, public use terminals, external network equipment, energy equipment and systems and operations support equipment.

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

On June 24, 2014, ANATEL opened a public review and comment period for the revisions of the terms of fixed line concession agreements with respect to the 2016-2020 period. However, when the agency released the new version of the agreements in June 2017, operators disagreed with the inclusion by ANATEL of certain provisions, and decided against executing new agreements with the agency. As a result, the agreements with respect to the 2011-2015 period remain in force. In December 2018, although the new concession contracts have not yet been signed, the Brazilian government published Decree No. 9,619/2018 which approves the revision of the General Universal Service Targets Plan (PGMU – Plano Geral de Metas de Universalização) valid until 2020 (PGMU IV). The new plan replaces some obligations, mainly related to public telephony, for obligations related to broadband infrastructure (including mobile network). These targets are being criticized by some local operators.

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

We are exposed to contingent liabilities resulting from our contracting structure, which includes third party service providers. Such potential liabilities may involve labor claims by third party providers that are treated as direct employees as well as joint liability claims relating to wage or overtime pay complaints and workplace injury claims. If a significant portion of these contingent liabilities is decided against us and for which we have not made adequate provisions, our financial condition and results of operation may be adversely affected.

Furthermore, if the contracting of third party service are considered to involve the main activities of the company, it may be characterized as direct employment, which would significantly increase our costs and as a result we may be subject to administrative proceedings by the relevant labor regulators and may be required to pay fines to the third party service providers.

Certain key inputs are subject to risks related to importation, and we acquire other key inputs from a limited number of domestic suppliers, which may further limit our ability to acquire such inputs in a timely and cost-effective manner.

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

We make investments based on demand forecasts that may become inaccurate due to economic volatility and may result in revenues that are lower than expected.

We make certain investments, such as the procurement of materials and the development of physical sites, based on our forecasts of the amount of demand that customers will have for our services at a later date (generally several months later). However, any major changes in the Brazilian economic scenario may affect this demand and therefore our forecasts may turn out to be inaccurate. For example, economic crises may restrict credit to the population, and uncertainties relating to employment may result in a delay in the decision to acquire new products or services (such as broadband or Pay TV). As a result, it is possible that we may make larger investments based on demand forecasts that were necessary given actual demand at the relevant time, which may directly affect our cash flow.

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

In 2018, competition in the Brazilian telecommunications sector remained fierce, with telecommunications operators focusing on improving their base of accesses by attracting customers to higher-value products. We believe the main strategy pursued during the year by such market participants, including us, was to upsell prepaid customers to hybrid plans (“planos controle”) and pure postpaid plans, in order to increase overall ARPUs and profitability. Accordingly, this increase in competition in the postpaid plan segment led to changes in the customer mix of telecommunications operators and associated market shares in the year.

In addition, customers are demanding higher quality and more data availability, which require higher investments in development, modernization, expansion and continuous improvement in service quality and customers’ experience.

As a result, we have faced significant competition, mainly driven by the following factors: (1) commercial and pricing pressures from new mobile portfolios launched by competitors; (2) competitors increasing 4G and 4.5G coverage, improving the quality of service provided by them; and (3) low-cost alternative services, such as voice and text services provided over IP and Video on Demand, may affect our competitive position in the market.

We continuously monitor market progress in order to anticipate future challenges and opportunities and how to address them. Nevertheless, our operational results, market position, competitiveness in the market and margins may be negatively affected if we are unable to keep the same pace as our competitors.

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

	2017	2018	2019
Sector 31 (fixed)
TU-RL	0.00574	0.00289	0.00146
TU-RU1	0.02191	0.00899	0.00369
TU-RU2	0.02348	0.009	0.00345
Mobile
Region I	0.04928	0.02606	0.01379
Region II	0.05387	0.02815	0.01471
Region III	0.06816	0.04141	0.02517

In December 2018, ANATEL established the reference values for MTR for the years from 2020 until 2023. The table below shows the reference values for each region (corresponding to different Brazilian states) in the General Authorization Plan (Plano Geral de Autorizações), or PGA:

Year	PGA Region I	PGA Region II	PGA Region III
2020	0.01863	0.02128	0.04342
2021	0.01937	0.02191	0.04595
2022	0.02014	0.02255	0.04864
2023	0.02096	0.02327	0.05140

We cannot assure you that new mobile service plans will not be suspended by ANATEL, that the mobile interconnection fees we negotiated will not be changed, nor that future negotiations regarding mobile termination rates will be as favorable as those that were previously set by the agency. If the readjustments to mobile interconnection fees that we negotiated are canceled or if negotiated mobile interconnection fees in the future are less favorable to us, our business, financial condition, revenues, results of operations and prospects may be adversely affected.

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

We are subject to certain risks related to conditions and obligations imposed by ANATEL for the use of the spectrum needed for the 4G services we offer.

In 2012, Telefonica acquired 40MHz on the 2.5GHz to 2.69GHz frequencies for the amount of R$ 1.05 billion. In order to meet the coverage requirements, we had the obligation of implementing 4G coverage in 1,094 cities by December 31, 2017. By that date, we had made 4G services available in 2,600 municipalities. To achieve these targets, Telefonica has deployed and continues to deploy 4G coverage by serving its customers through the use of its own network or by established agreements of RAN-sharing approved by ANATEL. The remaining coverage commitments in cities with less than 30,000 inhabitants may be fulfilled with other frequency bands, and we are required to make 4G coverage available in 156 more cities by December 31, 2019.

Regarding the 700MHz spectrum, ANATEL has allocated the band for the provision of fixed, mobile and broadband services. On September 30, 2014, we acquired 20 MHz (10+10 MHz) with nationwide coverage, for R$1.92 billion, at the minimum price, plus R$904 million for the band cleaning (migration of broadcasters that currently occupy the band) and interference management. According to the auction rules, the winning bidders are responsible for financing and managing the band cleaning process (Analog TV switch off).

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

Between 2016 and 2018, of the 1,379 municipalities that were expected to have the analog TV signal off, 1,362 municipalities (including all state capitals and the Federal District) were confirmed. The remaining 17 municipalities had their analog TV switch off postponed to September 1, 2019.

By the end of 2018, 4,467 municipalities were approved for activation of LTE coverage in the 700 MHz band. By mid-2019, all Brazilian municipalities will be able to activate LTE in the 700MHz band.

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

If we are not able to meet targets and obligations set forth in the bid documents, ANATEL may use our bank guarantees, we may be subject to fines and/or have our licenses to operate these frequencies revoked, negatively affecting our business and results of operations. Additionally, the inefficient use of any frequency may lead to the loss of the usage license. Furthermore, ANATEL may also impose new targets, conditions and/or obligations on us that we are not able to predict (see “—Review of our concession agreements and/or the implementation of a new regulatory framework in Brazil could have a materially adverse effect on our operations.”). Any of the above factors could have a material adverse effect on our operations and financial condition.

Our sales could be suspended as a result of issues with the quality of our services.

ANATEL and other judicial and administrative agencies have the authority to suspend our sales in an attempt to improve the overall quality of telecommunications services. Sales suspensions are generally applied to the services for which there have been complaints by consumers and the consumer protection agencies. When applied, the suspension is temporary and usually lifted once the company presents an action plan for improvement. In July 2012, ANATEL suspended mobile service sales from three of our main competitors, Oi, Claro and Tim, as a result of a considerable increase in consumer complaints. The suspensions lasted about 20 days and ANATEL requested that all telecommunications companies, including us, present an action and investment plan to improve the mobile network. Although our action plan was approved by ANATEL in September 2012, if a similar increase in customer complaints occurs in the future we may face suspension of one or more of our services until a new plan can be presented to and approved by ANATEL, which may materially affect our business and results of operations.

The Law of Protection of Personal Data is recent and its implementation may require adaptations in our processes and services

In August 2018, the Brazilian government passed the Law of Personal Data Protection (Law 13,709/2018). This law increases citizens’ control over their personal information, requiring explicit consent for the collection and use data. It also obligates the creation of options for viewing, correcting and deleting such data. The law will take effect in 2020 in order to allow public and private entities to adapt to the new rules. On December 27, 2018, the Brazilian government created the National Data Protection Authority by means of an executive order (Medida Provisória 869/2018), which will be responsible for supervising matters of private data usage and imposing eventual penalties foreseen in the Law of Personal Data Protection.

In general, our services and processes depend on personal data. The way in which we collect, store and manage this data shall be in accordance with the provisions of the new law.

Due to its recent approval, different judges or courts may decide very similar claims in different ways and establish conflicting jurisprudence. This legal uncertainty allows for rulings against us and may establish adverse precedents, which individually or collectively may have a material adverse effect on our business, results of operations and financial condition. In addition, such legal uncertainty may adversely affect the perception and use of our services by our customers.

Internet regulation in Brazil is still limited and several legal issues related to the Internet are uncertain.

In 2014, Brazil enacted a law, which we refer to as the Civil Rights Framework for the Internet, setting forth principles, guarantees, rights and duties for the use of the internet in Brazil, including provisions about internet service provider liability, internet user privacy and network neutrality. In May 2016, further regulations were passed relating to the privacy and network provisions set forth in the Civil Rights Framework for the Internet. However, unlike in the United States, few legal precedents relating to the Internet Act exist and existing jurisprudence has not been consistent, especially with respect to the application of the network neutrality principle. Legal uncertainty arising from the limited guidance provided by current laws in force allows for different judges or courts to decide very similar claims in different ways and establish contradictory jurisprudence. This legal uncertainty allows for rulings against us and could set adverse precedents, which individually or in the aggregate could seriously harm our business, results of operations and financial condition. In addition, legal uncertainty may harm our customers’ perception and use of our service.

Certain of our debt agreements contain financial covenants, and any default under such debt agreements may have a material adverse effect on our financial condition and cash flows.

Certain of our existing debt agreements contain restrictions and covenants and require the maintenance or satisfaction of specified financial ratios and tests. Failure to meet or satisfy any of these covenants, financial ratios or financial tests could result in an event of default under these agreements, which would have a material adverse effect on our financial condition.

We are subject to environmental laws and regulations. Failure to comply with governmental laws and regulations could subject us to penalties that could have an adverse effect on our business and reputation.

Our operations and properties are subject to a variety of environmental laws and regulations governing, among other things, environmental licensing and registries, protection of flora and fauna, air emissions, waste management and remediation of contaminated areas, among others. Our failure to comply with present and future requirements, or the management of existing and identification of new contamination, could cause us to incur substantial costs, including cleanup costs, indemnification, compensation, fines, suspension of activities and other penalties, investments to upgrade our facilities or change our processes, costs to redress any loss of reputation or the curtailment of our operations. The identification of presently unidentified environmental conditions, more vigorous enforcement by regulatory agencies, enactment of more stringent laws and regulations or other unanticipated events may arise in the future and give rise to material environmental liabilities and related costs. The occurrence of any of the foregoing could have a material adverse effect on our business, results of operations and financial condition.

Companies in the telecommunication industry, including us, may be harmed by restrictions regarding the installation of new antennas for mobile services.

Currently, there are approximately 250 municipal laws in Brazil that limit the installation of new antennas for mobile service. This scenario has been a barrier to the expansion of mobile networks. Those laws are meant to regulate issues related to zoning and the alleged effects of the radiation and radio frequencies of the antennas. Despite the existence of a federal law approved in 2015, that addresses this issue by establishing new guidelines to create a consolidated plan for the installation of antennas, as long as the municipal laws remain unchanged, the risk of noncompliance with regulations and of having services of limited quality in certain areas continues to exist.

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

We are organized under the laws of Brazil, and all of our executive officers and our independent public accountants reside or are based in Brazil. Also, six of our twelve directors reside or are based in Brazil. Substantially all of our assets and those of these other persons are located in Brazil. As a result, it may not be possible for holders of the ADSs to effect service of process upon us or these other persons within the United States or other jurisdictions outside Brazil or to enforce any judgments obtained in the United States or other jurisdictions outside Brazil against us or such other persons. Because judgments of U.S. courts for civil liabilities based upon the U.S. federal securities laws may only be enforced in Brazil if certain conditions are met, holders may face greater difficulties in protecting their interests due to actions by us, our directors or executive officers than would shareholders of a U.S. corporation.

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

In case of any assessment by the Brazilian tax authorities, the gains arising from the disposal of ADSs made are subject to capital gain tax in Brazil at (i) progressive rates ranging from 15% to 22.5%, or (ii) 25% if the non-Brazilian holder is located in a tax haven jurisdiction. See “Item 10. Additional Information—E. Taxation—Brazilian Tax Considerations.”

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

A. History and Development of the Company

General

We were incorporated on May 22, 1998, as a corporation (sociedade anônima) organized under the laws of the Federative Republic of Brazil, as a result of the restructuring and privatization of Telecomunicações Brasileiras S.A. and its operating subsidiaries, or the Telebrás System, which monopolized the provision of public telecommunications services in virtually all areas of Brazil prior to 1998. We were incorporated under the name Telesp Participações S.A. and after subsequent reorganizations, we were named Telecomunicações de São Paulo S.A. – TELESP. After our merger with Vivo Participações in October 2011, we changed our corporate name to Telefônica Brasil S.A.

On September 18, 2014, we entered into a stock purchase agreement with Vivendi S.A. to acquire all of the shares of GVT Participações S.A., or GVT, the controlling shareholder of Global Village Telecom S.A., or Operating GVT, which was approved by our board of directors on the same date.

Pursuant to Brazilian Law, the transaction required approval by both ANATEL and CADE. On December 22, 2014, ANATEL approved the transaction and imposed certain obligations, that included (1) the maintenance of current GVT services and plans within the same geographic scope in which GVT previously operated, requiring, in addition, that the successor company expand its operations to at least ten new municipalities within three years beginning on January 26, 2015; and (2) the waiver of the STFC license held by GVT within 18 months of ANATEL’s decisions, since the same economic group cannot hold more than one STFC license in the same geographic area. Telefônica has satisfied both obligations.

On March 25, 2015, CADE provisionally approved the GVT acquisition, subject to a series of obligations imposed to prevent any undesired concentration effects of the merger. Such obligations require that we:

•	Maintain, for at least three years, the current geographical coverage for STFC, SCM and SeAC services;

•	Maintain, for at least three years, the current average broadband speed for GVT’s customers on a nationwide basis. The reference as of December 2014 is 15.1 Mbps;

•	Maintain, for at least three years, the current average broadband speed for GVT’s customers in São Paulo. The reference as of December 2014 is 18.25 Mbps; and

•	Do not exchange, directly or indirectly, classified information, strategic or competitively sensitive information with any other company or between management and representative responsible for subsidiaries of Vivendi Group, Telefónica Group and Telecom Italia Group related to its operations in the Brazilian market.

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

On March 14, 2016, the corporate reorganization was approved by our board of directors and was completed on April 1, 2016, after the approval by an extraordinary shareholders meeting of the relevant companies.

On July 3, 2017, Telefônica Data S.A., or TData, a wholly owned subsidiary of the Company, acquired all the shares of capital stock of Terra Networks Brasil S.A. from SP Telecomunicações Participações S.A., one of the controlling shareholders of the Company. The purpose of the Terra Networks Transaction is to expand and integrate our offering of digital services, in order to provide additional value to our customer base and TData’s. Effective as from December 1, 2018, TData was merged into the Company as part of a corporate restructuring. See “—Historical Background—Restructuring Involving TData” for more information.

We are registered with the CVM as a publicly held company and our stock is traded on the B3 – Brasil, Bolsa, Balcão under the symbol “VIVT3” (formerly “TLPP3”) for common shares and “VIVT4” (formerly “TLPP4”) for preferred shares. We are also registered with the SEC in the United States and our ADSs are traded on the NYSE, under the symbol “VIV” (formerly “TSP”). Our headquarters are located at Avenida Engenheiro Luis Carlos Berrini, 1376, 04571-936, São Paulo, SP, Brazil. Our telephone number is 55-11-3430-3687 and our website is www.telefonica.com.br/ir. The information on our website is not a part of this annual report on Form 20-F.

As of December 31, 2018, we had 569,354,053 outstanding common shares (excluding treasury shares), with no par value per share, and 1,119,339,723 outstanding preferred shares (excluding treasury shares), with no par value per share. Our shareholders’ equity amounted to R$71.6 billion as presented in our audited financial statements prepared in accordance with IFRS.

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

A third stage of the corporate restructuring was approved by ANATEL on August 16, 2011. On October 3, 2011, our shareholders approved the merger of Vivo Participações into us and Telefônica Brasil absorbed Vivo Participações’ equity, extinguishing Vivo Participações, which further simplified and rationalized our cost structures. On the same date, we changed our name from Telecomunicações de São Paulo S.A. – TELESP to Telefônica Brasil S.A., to reflect our nationwide operations. On October 18, 2011, ANATEL approved the transfer of the authorization for the provision of SMP services in the state of Minas Gerais from Vivo Participações to Vivo.

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

On June 16, 2014, TELCO, S.p.A.’s Italian shareholders exercised their right to a spin-off, in accordance with the shareholders’ agreement. As a result of the spin-off, Telefónica S.A. would indirectly hold 14.77% of Telecom Italia S.p.A. of which 8.3% would be exchanged with Vivendi as consideration in the GVT acquisition and 6.47% would be tied to debentures issued by Telefónica S.A. in July 2014 convertible into shares of Telecom Italia upon maturity. On April 7, 2015, ANATEL approved the swap transaction to exchange 12% of our common shares and 0.7% of our preferred shares owned by Vivendi for 8.3% Telecom Italia’s common shares with voting rights, previously held by Telefónica, S.A.

As a result, Telefónica no longer held, directly or indirectly, any economic interest in Telecom Italia by the end of 2015.

Restructuring Involving the Subsidiaries of Telefônica Brasil

On March 15, 2012, our board of directors approved a corporate restructuring of our wholly-owned subsidiaries to align the services provided by each such subsidiary and to concentrate all telecommunication services in one company. The restructuring was finalized on July 1, 2013.

The restructuring was implemented by means of a spin-off and mergers involving only our wholly owned subsidiaries, A. TELECOM S.A., or A. TELECOM, TData, Telefônica Sistema de Televisão S.A. and Vivo. The mergers did not result in an increase in our capital stock or in the issuance of new shares by us, and the corporate restructuring did not give rise to a change in the equity interests held by our shareholders. As a result of the restructuring, value-added services and innovative services provided by several wholly owned subsidiaries of the company were consolidated under TData and other telecommunications services were consolidated under Telefônica Brasil, which, as a final step to the corporate restructuring, merged these subsidiaries.

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

As consideration for the acquisition, we agreed to pay a portion of the price in cash and a portion in kind, in the form of our common and preferred shares, as follows: (1) €4,663,000,000 to be paid in cash on the closing date, as adjusted pursuant to the stock purchase agreement, and (2) our common and preferred shares amounting to 12% of our total share capital following the capital increase contemplated in the stock purchase agreement and the merger of shares of GVTPar. The total consideration was paid after the conclusion of (A) a capital increase, the proceeds of which were used to pay the cash consideration described in (1) above, and (B) the merger of shares of GVTPar into us.

On December 22, 2014, ANATEL approved the transaction and imposed certain obligations, which we understood did not compromise the terms of the GVT acquisition or its value. On March 25, 2015, CADE’s administrative tribunal approved the transaction on the basis of certain confidential commitments offered by us and Vivendi S.A. The commitments include the execution of two merger control agreements: the first between CADE and us and the second between CADE and Vivendi S.A.

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

On July 29, 2015, Vivendi S.A. sold 67.9 million preferred shares, representing 4% of our capital stock. On the same day, Telefónica S.A. announced that it entered into an agreement with Vivendi’s subsidiary Société d’Investissements et de Gestion 108 SAS, through which Telefónica committed to delivering 46.0 million of its treasury shares, representing 0.95% of its share capital, in exchange for 58.4 million preferred shares of Telefônica Brasil, S.A., (received by Société d’Investissements et de Gestion 108 SAS. in the context of the acquisition of GVT Participaçoes, S.A.). On September 16, 2015, the exchange of shares was concluded. Consequently, Telefónica S.A.’s interest in the Company was increased by 5.2% in relation to the total preferred shares of the Company, and by 3.5% in relation to the total capital stock of the Company. Conversely, SIG108 shareholding interest in the Company was reduced by the same proportion. Therefore, from that date on, SIG108 does not hold any interest at the Company.

On March 14, 2016, our board of directors approved a corporate restructuring in order to simplify our organizational structure. In the previous corporate structure, GVT Participações S.A. (“GVTPart”) was 100% owned by Telefônica Brasil. On the date of the merger, GVT was split and its net assets were transferred in part to GVTPart and in part to POP. The portion of the spun-off net assets of GVT concerning the goods, rights and obligations related to telecommunications activities were transferred to GVTPart and the remaining portion, concerning the assets, rights and obligations related to the other activities of non-telecommunications were transferred to POP. GVTPart was subsequently merged into Telefônica Brasil, resulting in the following corporate structure:

The corporate restructuring did not result in a capital increase or change in ownership of the Company’s shareholders and was ratified by an extraordinary shareholders’ meeting on April 1, 2016.

Acquisition of Telefônica Transporte e Logística Ltda. by TData

On October 28, 2015, TData, as buyer, and Telefónica Gestión de Servicios Compartidos España S.A., as seller, entered into a Stock Purchase agreement that resulted in the acquisition of Telefônica Transporte e Logística Ltda., a company headquartered in Brazil that provides logistics services.

Acquisition of Terra Networks by TData

On July 3, 2017, we announced that our wholly-owned subsidiary, TData, acquired all the shares of capital stock of Terra Networks Brasil S.A. (“Terra Networks”) from SP Telecomunicações Participações S.A. (“SPTE”), one of our controlling shareholders (the “Terra Networks Transaction”). Terra Networks is a provider of digital services (own and third-party value-added services (“VAS”) and carrier billing, as well as mobile channels for sales and relationships) and advertising. The purpose of the Terra Networks Transaction was to expand and integrate our offering of digital services, in order to provide additional value to our customer base and TData’s, as well as to provide TData’s offering of services to Terra Networks’ customer base and subscribers. In addition, the Terra Networks Transaction was intended to amplify TData’s advertising business as a result of Terra Networks’ nationwide operations and expertise. The total price paid by TData as consideration for the acquisition of shares issued by Terra Networks was R$250 million, paid in a single installment using TData’s cash on hand, with no need for financing. The Terra Networks Transaction was not subject to any regulatory authorizations or approvals by us and was completed on July 3, 2017.

Restructuring Involving TData

On October 30, 2018, our board of directors approved the terms and conditions of the merger into the Company of its wholly-owned subsidiary TData, as well as the proposal for the convening of an Extraordinary General Meeting of the Company for November 30, 2018, to resolve on the merger.

The merger involved the Company and its wholly-owned subsidiary TData, as shown below:

The merger aimed to standardize the rendering of services, as well as simplify the Company’s organizational and corporate structure. After the implementation of the merger, the corporate structure involving the companies is as follows:

The merger was approved by an Extraordinary Shareholders Meeting of the Company on November 30, 2018 and it did not result in a capital increase or change in the Company’s shareholders’ equity. The merger was completed with operational effects as from December 1, 2018.

Capital Expenditures

Year Ended December 31, 2018

In 2018, we invested R$8,199.9 million, a 2.54% increase over the amount we invested in 2017 (R$7,998.3 million), primarily due to the higher investments related to the expansion of our FTTH network, which allowed us to reach 30 new cities in 2018, and to the expansion of our 4.5G coverage, which reached 1,000 cities by the end of 2018. Investments in projects were strongly focused on network investments (which accounted for 84% of investments in 2018) and included expenditures on items such as radio access network (Node-Bs, eNode-Bs and WCDMA carriers), transmission backhaul and backbone, FTTH and copper network. The investments helped sustain our commercial and revenue growth while maintaining the quality of the services provided and are also designed to prepare us for medium-term growth.

To meet the needs of an increasingly data-driven and connected society, significant investments were made to support the strong growth of data usage in our residential fiber network, mainly in FTTH (fiber-to-the-home) technology, mobile 4.5G/4G/3G network and dedicated corporate networks. We continue to invest in expanding our national data transmission backbone to meet the increase in data traffic throughout Brazil.

The following table sets forth our capital expenditures for each year in the three-year period ended December 31, 2018.

	Year ended December 31,
Telefônica Brasil	2018	2017	2016
	(in millions of reais)
Network	6,881.2	6,783.5	6,743.9
Technology / Information Systems	999.3	883.3	929.5
Others(1)	319.4	331.5	515.6
Total capital expenditures	8,199.9	7,998.3	8,189.1

____________________

(1)	Consists primarily of handset sales made to corporate customers for the length of their contracts, furniture and fixtures, office equipment and store layouts and spectrum licensing costs. The spectrum licensing costs amounted to R$185 million in 2016, relating to the acquisition of the remainder of the 2,500 MHz spectrum for 4G usage and R$6.65 million in 2018, relating to the realignment of the “L” band for 3G usage mainly in the northeastern region of Brazil.

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

Year ended December 31, 2016

In 2016, we invested R$8,189.1 million, a 6.8% increase over the amount we invested in 2015, primarily due to the cost of acquiring the remains of the 2,500MHz 4G spectrum (R$185 million) and also because GVT’s capital expenditures from January 1, 2015 to April 30, 2015, which totaled R$582.9 million, were not consolidated in our 2015 financial statements. Investments in projects were strongly focused on our network (which accounted for 84% of investments in 2016, excluding licenses) and included expenditures on items such as radio access network (Node-Bs, eNode-Bs and WCDMA carriers), transmission backhaul and backbone, FTTH and copper network. The investments helped sustain our commercial and revenue growth while maintaining the quality of the services provided and are also designed to prepare us for medium-term growth. To meet the needs of an increasingly data-driven and connected society, significant investments were made to support the strong growth of data usage in our residential fiber network, mobile 4G/3G and dedicated corporate networks.

B. Business Overview

We are the leading mobile telecommunications company in Brazil (with a 31.9% market share as of December 31, 2018, based on accesses), with a particularly strong position in postpaid mobile services (40.5% market share as of December 31, 2018, based on accesses). We are also the leading fixed telecommunications company in the state of São Paulo where we began our business as a fixed telephone service provider pursuant to our concession agreement. In December 2018, we reached 33.2% of total market share in FTTH (fiber-to-the-home) accesses in Brazil, or 66.8% considering only the state of São Paulo, consolidating our leadership in key segments of high value services.

Our Vivo brand, under which we market our mobile services, is among the most recognized brands in Brazil. The quality of our services and the strength of our brand recognition enable us to, on average, achieve higher prices relative to our competition and, as a result, generally earn higher margins. As of December 31, 2018, our average revenue per mobile user, or ARPU, of R$28.36 represented a significant premium relative to the market average. In 2018, we captured 31.1% of the 11.7 million net additions in the postpaid mobile segment. We offer our clients a complete portfolio of products, including mobile and fixed voice, mobile data, fixed broadband, ultra-fast broadband, or UBB (based on our Fiber to the Home, or FTTH and Fiber to the Curb, or FTTC infrastructure), Pay TV, information technology and digital services (such as entertainment, cloud and financial services). We also have one of the most extensive distribution networks of the sector, where our clients can obtain certain services, such as purchasing credit for prepaid phones.

We seek to continue to increase our operating margins by focusing on developing and growing our product offerings so that they comprise an integrated portfolio of higher-margin services. As part of this strategy, we acquired GVT in 2015, a high-growth telecommunications company in Brazil that offers high-speed broadband, fixed telephone and Pay TV services to high-income customers across its target market, primarily located outside the state of São Paulo.

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

Our mobile portfolio includes voice and broadband internet access through 3G, 4G and 4.5G as well as value-added services (such as Vivo Bem, Go Read, Kantoo Inglês, Vivo Guru, Vivo Cloud Sync, PlayKids, NBA, NFL, Vivo Família Online, Vivo Educa, Ubook, Vivo Home Fix and Vivo BTFIT), prepaid plans with data sharing features, family plans, voice mail and voice mail speech-to-text translation, caller identification, voice minutes in unlimited bundles to other mobile phones of postpaid customers, ringtones, and innovative services such as multi-media backup, cloud-based services to save texts, entertainment and music apps, advertising platforms, among others.

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

Through the GVT acquisition in 2015, we were able to further expand our data services by providing high-speed broadband to high-income customers across our target markets. GVT provided services that were complementary to our own, with limited overlap with the services we already provided. Such complementary services included fiber broadband to locations in the state of São Paulo (outside of the city of São Paulo, where we already have a large presence) and nationwide.

In 2018, we covered 100% of the municipalities in our concession area in the state of São Paulo and dozens of others throughout Brazil, reaching more than 7.5 million fixed broadband customers in total, and we expanded our national fiber network to reach approximately 20 million homes, of which almost 9 million alone consisted of FTTH technology.

In mobile broadband, we use a variety of technologies to provide wireless internet services to our customers. Our 3G network is currently available nationwide. In addition, we offer HSPA+ technology, which is commercially known as 3G Plus. This technology allows customers with compatible terminals (including handsets) to reach up to three times the speed of traditional 3G. In December 2018, we covered 4,417 municipalities with our 3G network, reaching 95.0% of Brazil’s population. We also offer 4G LTE technology, which, by the end of 2018, was available in 3,100 municipalities, reaching 88.0% of Brazil’s population, and also 4G+ LTE through carrier aggregation in 1,000 municipalities, reaching 62.7% of the Brazilian population.

Pay TV services

We began offering subscription-based television, or “Pay TV,” services via DTH (“direct to home,” a special type of service that uses satellites for the direct distribution of television and audio signals to subscribers) on August 12, 2007. We currently provide Pay TV services by means of DTH and IPTV (a type of service that offers video broadcast through the use of IP protocol) technologies and as of December 31, 2018, had 1.6 million Pay TV customers, including more than 579 thousand IPTV customers.

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

The Network Management Center in São Paulo monitors the critical network operational parameters of the countrywide transmission backbone, IP networks, broadband networks, packet/circuit core networks, VAS/Multimedia platform and global services. The remote team in Minas Gerais monitors the critical operational parameters of the radio access network, infrastructure and online services performance. The Network Management Center in Curitiba monitors the critical operational parameters of the countrywide transmission backbone, network interconnection and IPTV/DTH networks. These centers are able to identify abnormalities in both our network (fixed and mobile) and in third-party networks including networks of other operators and other corporate clients, using failure and signaling monitoring systems. In addition, quality and service standards are constantly monitored. The Network Management Centers are integrated with maintenance and operations teams that maintain and operate cellular network elements, as well as cellular infrastructure and transmission, in addition to the radio network elements and computing bases, service platforms and communications backbones.

Our network provides for continuity of service to our customers in the event of network interruptions. We have developed contingency plans for potential catastrophes in our switchboard centers, power supply interruptions and security breaches.

We continuously aim to consolidate our network and increase its offerings, to deliver the best possible service to our customers and to meet their expectations. Currently, our incident monitoring process has been supported by automation applications that escalate certain incidents by notifying supervisors as well as through incident correlation. This advancement gives our team more efficiency and speed in detecting and solving problems in our networks. Some of the improvements we have made in recent years include advancements in the migration of time-division multiplex switches to next-generation network switches, which offer new digital services to our clients and reduce our maintenance costs, including improvements in levels of security, power supply, battery and air conditioning infrastructure. The most significant implementation of technology has been a project to exchange optical cabinets, used for offering voice and data services for Multi-Service Access Nodes, which allows us to offer broadband service to many clients who did not previously have this service.

In addition, we are monitoring virtualized environments that support our mobile Evolved Packet Core (EPC) and new service platforms to meet the needs of the market and expectations of our customers.

Network and facilities

We provide services referred to as industrial exploration of dedicated line (Exploração Industrial de Linha Dedicada, or EILD) pursuant to our concession agreement and our authorization agreements. The EILD consists of the rental of dedicated circuits and clear channel protocols for the provision of services to third parties.

In addition, we are able to offer a complete portfolio of wholesale products, including L2L, IP, Ethernet and MPLS. All of these products are used to meet the demands of other network operators and regional internet providers. The circuits are requested with different service level agreements, and we are required to provide the facilities with contingency routes, sites and equipment to improve the service against points of failure.

Our network consists of an access layer that connects our clients through our copper or optical networks, which are connected to voice and data centers. These centers are interconnected locally or remotely through transmission equipment connected predominantly with fiber optics and occasionally through a microwave network, which together form a network layer that enables connectivity between the various platforms as well as interconnection with other carriers. Our network strategy is based on the expansion of the fiber optic access network to allow greater coverage and broadband services for our customers, as well as to develop an integrated multiservice network and multimedia applications. As a telecommunication service provider, we do not manufacture equipment for the construction of our networks and facilities. We buy the equipment from qualified suppliers in Brazil and abroad and through such equipment, we implement our networks and facilities through which we supply our services.

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

At the end of 2018, we had 495 local and long-distance interconnection agreements and 147 agreements for the provision of local and long-distance traffic.

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

Digital Services (including Value-Added Services)

In 2018, we continued to accelerate the digital transformation process of our Company, which included launching new services with high relevance and tangible benefits for the customer, in important areas such as video, music, e-health and assistance services.

In video, Vivo remained as the local official carrier for American sports applications that are growing in popularity in Brazil, and similar to our 2017 partnership with the NBA, in 2018, we launched our NFL application, “NFL Game Pass,” through an exclusive partnership with the NFL. NFL Game Pass is a premium service offering full access to all games in the world’s largest American football league, including playoffs and the Super Bowl, as well as access to compact games (shortened versions of games showing highlights, lasting about 20 to 30 minutes), coaching, NFL RedZone and the NFL draft, all for a special price.

Vivo also launched an exclusive partnership with Amazon for Amazon Prime Video, allowing Vivo customers to access the service for three months for free and offering an Amazon Prime Video subscription at a 47% discount over the official price in the first six months.

In our music offering, we launched another exclusive partnership in Brazil with TIDAL, a high-fidelity music application with more than 57 million songs and 230,000 videos that are available online and offline, as well as live shows and exclusive albums.

In our e-health services, we launched Vivo Bem+, a health app that enables users to schedule convenient and affordable health services, such as medical appointments, laboratory tests and aesthetic procedures. The user can also speak to nurses 24 hours a day, at any time of the day, and the application locates pharmacies that are near to the user.

In our assistance services, we launched two new services, Vivo Guru and Vivo Home Fix. Vivo Guru is our technology assistance service for various devices, which allows users to speak to technology expert via telephone, chat and videoconference, available 24 hours a day. Vivo Home Fix is a service that enables customers to find and obtain home-related services such as plumbers, electricians, locksmith services, TV installation, and assistance to home appliances, whether scheduled in advance or for urgent circumstances.

Regarding the development of open innovation in the Telefónica Group, we highlight the Telefónica “Open Future” unit, which is an open, global program designed to connect entrepreneurs, startups, investors, and public and private organizations from around the world. Open Future’s main objective is to detect, develop and enhance talent and technological entrepreneurship in the local ecosystem of the 17 countries in which it is present and invest in all phases of development, to drive and accelerate the growth of ideas, projects, initiatives and companies. We believe the integrative nature of Telefónica Open Future enables innovation to be developed in different stages. It is structured around six initiatives, the objectives of which are as follows:

• Drive (including Think Big and Talentum Startups).

• Accelerate (including Crowdworking and Wayra).

• Invest (including Telefónica Ventures and the Amérigo Funds).

Telefónica Open Future ended 2017 as one of the main investors in Spain in open innovation, positioning itself as one of the major funds in Europe and Latin America in venture capital investment, which we believe positions Telefónica as one of the most innovation-oriented companies, and was recognized as such by the Startup Europe Partnership, a European Union platform, appraising the company as the second largest European company to support innovation.

Wayra, a Telefónica Group global initiative, which in Brazil has accelerated 68 startups and made investments that exceed R$11 million as of the date of this annual report, announced a new phase implementing a new strategic positioning and branding. Wayra accordingly ceased to be a startup accelerator and became the open innovation hub of the Telefónica Group as a whole, as well as an initiative of Vivo in Brazil, further enhancing synergies between the companies. In addition to accelerating Vivo’s digital transformation process, Wayra will be used to seek new business and investment opportunities for us. Wayra is currently evaluating areas such as data analysis, artificial intelligence, cybersecurity, fintechs and blockchain.

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

Sale of devices and accessories

We sell LTE and WCDMA devices such as smartphones, broadband USB modems and devices that are certified to be compatible with our network and service. We have special offers on smartphones, USB modems and other data devices for customers of bundled packages. Our current device suppliers are Samsung, Apple, Motorola, LG, Alcatel, Asus, ZTE, Flex (WNC) and our accessories suppliers are Harman (JBL), Apple, Alfacomex (Ultimate Ears, SanDisk and Geonav), Positivo (Anker), Easy Mobile, DPC (Binatone Motorola), Allied (Chromecast and Amazon Fire TV Stick), Customic and i2Go.

Devices and accessories sales grew strongly in 2018, in line with our strategy to gain market share in this important market, through strong communication and brand awareness initiatives built on our “Vivo has everything” (in Portuguese, “Tem tudo na Vivo”) campaign, a call to action emphasizing that Vivo can provide everything customers need, and also through our sales channels, which focused on attracting high-value customers to our physical and online stores.

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

As of the date of this annual report, the subscription to the AICE plan costs R$ 13.72 and allows for 90 minutes of local fixed-line calls per month. Any additional fixed or mobile calls may be made only if the customer purchases prepaid credits. The prices of mobile and long-distance calls are determined pursuant to a standard plan.

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

Long-distance rates

Rates for domestic long-distance calls are computed based on the time of day, the day of the week, duration and distance of the call, and also may vary depending on whether special services, including operator assistance, are used. We have several options of domestic long-distance calling plans for consumers using our carrier dial code (15). Customers of any local and long-distance operator may use Code 15 when dialing long-distance to benefit from our rates. In order to readjust the long-distance local rates, ANATEL applies an annual price index correction that reflects inflation.

We also offer international long-distance rates, which are also available to all users using Code 15. International long-distance call charges are computed based on the time of day, the day of the week, duration and destination of the call, and may also vary depending on whether special services are used or not, including operator assistance. Our rates for international services are not subject to regulation and are not required to follow the annual rate adjustment described above for other services. We are free to negotiate our fees for international calls based on the international telecommunications market, to which our main competitor is Embratel.

With respect to long-distance calls, we have developed alternative rate plans for residential and corporate customers.

Mobile services rates

Regarding our Local Basic Plan, as described above, and certain roaming charges incurred in connection with alternative service plans, our authorizations provide for a mechanism to set and adjust rates on an annual basis. The maximum rate is calculated as the current rate plus the rate of inflation. This rate is revised annually and the rate of inflation is measured by the IGP-DI index. The maximum rate is applicable to all service plans, but mobile operators are allowed to freely set the maximum rates for alternative service plans (other than with respect to certain roaming charges).

The initial price cap agreed by ANATEL and the Company in our authorizations was based on the previously existing or bidding prices, and has been adjusted annually based on a formula contained in our authorizations. As of the date of this annual report, the most recent adjustment was approved in February 2018 and established tariffs of R$0.18306 for regular hours and R$0.12814 for reduced hours.

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

In December 2013, ANATEL established the reference values for MTR for 2014 and 2015, and in July 2014, for the years 2016, 2017, 2018 and 2019. The table below shows the ranges for these reference values:

	Reduction	MTR
Year	in %	in reais
2014	25	0.22164 – 0.25126
2015	33	0.14776 – 0.16751
2016	37	0.09317 – 0.11218
2017	47	0.04928 – 0.06816
2018	47	0.02606 – 0.04141
2019	50	0.01379 – 0.02517

In December 2018, ANATEL established the reference values for MTR for the years ranging from 2020 until 2023. The table below shows the reference values for each region (corresponding to different Brazilian states) in the General Authorization Plan (Plano Geral de Autorizações), or PGA, in reais:

Year	PGA Region I	PGA Region II	PGA Region III
2020	0.01863	0.02128	0.04342
2021	0.01937	0.02191	0.04595
2022	0.02014	0.02255	0.04864
2023	0.02096	0.02327	0.05140

Interconnection fees

We are paid interconnection fees by any fixed-line or mobile service provider that either originates or terminates a call within our network. We also pay interconnection fees to other service providers when we use their network to place or receive a call. The interconnection agreements are freely negotiated among the service providers, subject to a price cap and to compliance with the regulations established by ANATEL, which include not only the interconnection basic costs including commercial, technical and legal aspects, but also the traffic capacity and interconnection infrastructure that must be made available to requesting parties. If a service provider offers to any party an interconnection fee below the price cap, it must offer the same fee to any other requesting party on a non-discriminatory basis. If the parties cannot reach an agreement on the terms of interconnection, including the interconnection fee, ANATEL can establish the terms of the interconnection. For additional information about interconnection fees, see “—Regulation of the Brazilian Telecommunications Industry Interconnection Fees.”

Data services rates

We receive revenue from charges for data transmission, which includes our fixed broadband, dedicated analog and digital lines for privately leased circuits to corporations and others services. Data transmission rates are not regulated by ANATEL, except for EILD (wholesale links up to 34 Mbps) and High Capacity Data Transport (wholesale links above 34 Mbps). Multimedia services operators are able to freely set the rates for alternative service plans.

TV rates

Pay TV rates are not regulated. Service providers are allowed to freely set the rates for alternative service plans.

Taxes

The cost of telecommunications services to each customer includes a variety of taxes. The main tax is a state value-added tax, the Imposto sobre Circulação de Mercadorias e Serviços, or ICMS, which the Brazilian states impose at rates ranging from 7% to 35% on certain revenues from the sale of goods and services, including telecommunication services.

Other taxes include: (1) Federal Social Contributions (Contribuição para o Programa de Integração Social), or PIS, and Social Security Financing Contributions (Contribuição para o Financiamento da Seguridade Social), or COFINS; (2) Fund for Universal Access to Telecommunications Services (Fundo de Universalização dos Serviços de Telecomunicações), or FUST; (3) Fund for Telecommunications Technological Development (Fundo para o Desenvolvimento Tecnológico das Telecomunicações), or FUNTTEL; and (4) Fund for Telecommunications Regulation (Fundo de Fiscalização das Telecomunicações), or FISTEL.

Billing

For postpaid customers, we send each contract customer a monthly bill covering all of the services provided during the previous monthly period. Pursuant to Brazilian law, telephone service providers are required to offer their customers the choice of at least six different monthly payment dates. For prepaid customers, billing is available online.

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

Value added services

Value-added services such as entertainment, information and online interactivity services are available to mobile prepaid as well as postpaid customers through agreements with content suppliers. These agreements are based on a revenue-sharing model.

Third-party services

We incorporate third-party services in our billing, collection and transfer process. These services are later passed on to the third party contractor.

Collection

Our collection policies with respect to customers in default follow ANATEL regulations, as well as those of Serviços de Telecomunicações, or RACO, and the Foundation for Consumer Protection and Defense (Fundação de Proteção e Defesa do Consumidor), or PROCON. For mobile, fixed and Pay TV customers, as a general rule, if payment is more than 15 days overdue, service can be partially suspended by blocking out-going calls that generate costs to the customer. If payment is more than 30 days overdue after this partial suspension, the service can be fully suspended, disabling all services (out-going and incoming calls), until payment is received. We offer an installment payment plan for clients with overdue balances. However, if accounts are not paid after 30 days following the total suspension, the contract can be canceled and reported to credit protection agencies.

The collection process for customers in default involves several steps, from an internal interactive voice response, SMS contact, email contact, followed by a late payment notice, and finally reporting customer information to an external credit bureau. Concurrently with our internal process, delinquent customers are also contacted by collection agencies. Customer risk profile, overdue debt and other quality issues are used to increase strategy efficiency and maximize debt recovery efforts. As of January 2018, bad debt provisions were adjusted due to changes brought by IFRS9, including new criteria that follow an expected credit loss model, adopting a percentage of risk for each debt payment profile until the moment of effective loss (100%). The percentages were calculated according to the historical behavior of delinquency for each segment. In accordance with Brazilian regulations, bad debt write-offs are permitted for late payments of zero to R$5,000 if they are over 180 days late or R$5,001 to R$30,000 if they are over 365 days late. Late payments of over R$30,001 that are open for more than 365 days require a lawsuit to be initiated. This rule is applied for outstanding debt through October 8, 2014; after this period, the amount ranges for bad debt write-offs change as follows: zero to R$15,000 if they are over 180 days late or R$15,001 to R$100,000 if they are over 365 days late. Lawsuits are required for debts over R$100,000 open for more than 365 days.

In the year ended December 31, 2018, the monthly average of partial suspensions, for mobile and fixed services, was 4.6 million lines and the monthly average of total suspensions was 856,049 lines. For Pay TV services, the monthly average of partial and total suspensions was 180,768 terminals and 35,739 terminals, respectively. Provisions for doubtful accounts in the year ended December 31, 2018 were 2.3% of the total gross revenue.

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

	Last Available IBGE Data from 2016 (1)
Area	Pop. (million)	Percent of Brazil’s pop.	GDP (R$ million)	Percent of Brazil’s GDP	Per capita GDP (reais)(2)
São Paulo State	44.7	21.7%	2,038,005	32.5%	45,542
Rio de Janeiro State	16.6	8.1%	640,186	10.2%	38,482
Minas Gerais State	21.0	10.2%	544,634	8.7%	25,938
Rio Grande do Sul State	11.3	5.5%	408,645	6.5%	36,207
Paraná State	11.2	5.4%	401,662	6.4%	35,726
Bahia State	15.3	7.4%	258,649	4.1%	16,931
Santa Catarina State	6.9	3.3%	256,661	4.1%	37,140
Federal District	3.0	1.5%	235,497	3.8%	79,100
Goiás State	6.7	3.2%	181,692	2.9%	27,135
Pernambuco State	9.4	4.6%	167,290	2.7%	17,777
Ceará State	9.0	4.4%	138,379	2.2%	15,438
Pará State	8.3	4.0%	138,068	2.2%	16,690
Mato Grosso State	3.3	1.6%	123,834	2.0%	37,463
Espírito Santo State	4.0	1.9%	109,227	1.7%	27,488
Mato Grosso do Sul State	2.7	1.3%	91,866	1.5%	34,248
Amazonas State	4.0	1.9%	89,017	1.4%	22,245

	Last Available IBGE Data from 2016 (1)
Area	Pop. (million)	Percent of Brazil’s pop.	GDP (R$ million)	Percent of Brazil’s GDP	Per capita GDP (reais)(2)
Maranhão State	7.0	3.4%	85,286	1.4%	12,264
Rio Grande do Norte State	3.5	1.7%	59,661	1.0%	17,169
Paraíba State	4.0	1.9%	59,089	0.9%	14,774
Alagoas State	3.4	1.6%	49,456	0.8%	14,724
Piauí State	3.2	1.6%	41,406	0.7%	12,890
Rondônia State	1.8	0.9%	39,451	0.6%	22,073
Sergipe State	2.3	1.1%	38,867	0.6%	17,154
Tocantins State	1.5	0.7%	31,576	0.5%	20,599
Amapá State	0.8	0.4%	14,339	0.2%	18,329
Acre State	0.8	0.4%	13,751	0.2%	16,838
Roraima State	0.5	0.2%	11,011	0.2%	21,413
Total	206.2	100.0%	6,267,205	100.0%	30,411

____________________

(1) According to IBGE data (2016) – subject to revision.

(2) Average per capita GDP for Brazil, weighted by the percentage of the population represented by each state.

Seasonality

Our business and results of operations are not materially affected by seasonal fluctuations in the consumption of our services.

Marketing and Sales

Our commercial distribution network (marketed under the Vivo brand), as of December 31, 2018, consisted of 286 own sales outlets throughout Brazil. In addition, we also have approximately 13,300 sales outlets run by authorized dealers (including exclusive dealers and retail channels), maintaining a solid capillarity strategy that contributed to our leadership position in the Brazilian telecommunications market.

In 2018, we had approximately 600,000 points of sales where prepaid mobile service customers could purchase credits using the Distribution or Online channels. Prepaid phones can be credited remotely or by purchasing cards containing credits. Credits may also be purchased through credit and debit cards, call centers, Vivo PDV (M2M using a cell phone for transferring the credit), personal recharge (using the phone itself to recharge credits), as well as certain certified internet websites.

We bring our solutions to our clients through the following physical sales channels:

•	Vivo stores: located in strategic points, our own stores provide a complete portfolio of products and services through a highly trained team, built to guarantee the best sales experience for the customer. Following the massive and increasingly digital transformation in the global community and environments, we have been adapting the way to offer our services in Vivo stores to customers. These changes include self-service terminals to offer after-sales services, as well as the convenience of scheduled appointments via the internet, delivery of SMS passwords and online queue tracking, all to minimize time spent waiting in lines. In addition, to improve customer experience, we added 5 new flagship stores in strategic locations in Curitiba, Belo Horizonte, Ribeirão Preto, São Paulo and Brasília and launched the Store-in-Store concept with a strategic certified partner (Móveis Brasília) in the states of Paraná and Santa Catarina. This new business model is an important development that we believe can strongly leverage our capillarity in regions where Vivo has a relatively smaller exclusive channels presence, taking advantage of partner retailers´ existing footprints to provide customer service and sales of services and smartphones. We continue to focus on the transformation of the traditional POS (Points of Sale) into the PDX (Points of Experience).

•	Exclusive dealers: this channel is composed of select companies that have been certified to provide our full product portfolio. These dealers comprise a wide distribution network throughout the country. Although the channel offers the entire product portfolio, its focus is on the postpaid product. We are also constantly updating and enhancing these stores to provide a better purchase experience to the customer, to ensure an experience that is consistent with our own stores.

•	Retail channel: our retail channel sells postpaid and prepaid products and recharge services that are marketed by our partners’ own sales teams. This channel maintains a strong partnership relation with retailers through our sales incentive program (tying compensation to sale performance), which was revised to have a more intuitive interface and additional attractive rewards, including trophies that are awarded to the best performance in each category in the country. In addition, we relaunched the promotoria, a sales representative program focusing on promoting the brand in a more effective way and emphasizing retailers in locations where Vivo has a relatively lower market share and that we believe have a high market capture potential.

•	Distribution channel: the broadest and most complex sales channel across our markets, this channel allows our prepaid customers to purchase service credits. In order to be as close as possible to potential and existing customers, this channel comprises authorized agents, lottery stores, post offices, bank branches and small retailers, such as pharmacies, newspaper stands, bookstores, stationery shops, bakeries, gas stations, bars and restaurants. The channel is currently responsible for 85% of our prepaid sales and 75% of mobile recharges. In 2018, we implemented measures to obtain higher commercial efficiency standards by reducing the total amount of dealers through a consolidation strategy.

•	Door-to-door sales: aimed at approaching clients that our other channels cannot reach, we use niche physical channels, such as door-to-door sales of services by outsourced small companies and our own team of consultants. These operations were already active in prospecting clients in central and peripherical regions, and are now supported by a dedicated support structure (including administrative, backoffice, and technology support) to help capture convergent sales, mixing mobile, fixed voice, tv bundles and broadband services in a single transaction, focusing on the high-value segment. This channel utilizes approximately 80 third-party companies and approximately 4,300 sales representatives.

•	Telesales: a channel with no geographical limitations, our telesales channel can reach existing and potential customers across the whole country, offering our full product portfolio, from prepaid to postpaid products, as well as fixed voice, broadband and TV bundles. We are able to identify a wide range of prospective new clients through our active outbound telesales operations, as well as to direct all incoming inquiries through our inbound telesales operations. This solid structure consists of our own telesales team and a select group of outsourced companies specialized in this business. Reaching 10 million products sold, about 14 million calls and, in outbound, more than 186 million contacts passed through our mailings. Through the implementation of voice biometrics and speech analytics technology, we obtained feedback on our sales process, leading to improvements in quality KPIs by reducing unwanted contacts and excessive calls. In addition, we have made advances in the implementation of new sales platforms in order to integrate the whole client life cycle, and to evolve through the use of artificial intelligence.

In the digital and customer service channels, e-commerce results grew 220% in the mobile segment and 33% in the fixed segment. The continuous improvements in e-commerce usability, which contribute to customers’ digital experience and consequently to the Vivo brand’s digital presence, have directly impacted these results. Among these improvements, the Pick-up in Store project stands out, which enables customers to purchase smartphones online and pick up their purchases in our physical stores. The project already represents more than 30% of e-commerce sales in the markets where it was launched. This is a pioneering initiative in the telecommunications market, as we are the first operator to offer this convenience to customers in Brazil.

Meu Vivo, our main self-service channel, which reinforces our digital service strategy, also contributed to the positive performance of digital channels: the app’s users increased by 30% in 2018 compared to 2017 and digital interactions with customers reached 70% of total contacts with Vivo in 2018, compared to 15% in 2017.

Seeking to foster innovative digital services in customer service, Vivo launched the cognitive relationship platform named “Aura,” replacing the virtual assistant Vivi. “Aura” is already in more than 20 digital channels for our clients, and performs more than 1 million queries per month.

This year during the Black Friday/Black November period, we believe we were successful in capturing online sales and reinforced our digital maturity during this promotional season in Brazil. Sales grew by 6% in the month of November 2018, compared to the same period in 2017.

In order to accelerate all transforming fronts, we launched Vivo Digital Labs to accelerate the digitalization deliveries of e-care and e-commerce experiences. Comprised of multidisciplinary teams, the “SQUADS,” which work with the application of agile methodologies and innovative approaches, focused on assertively delivering improvements in customer experience in digital channels. Vivo Digital Labs symbolizes a new work concept, in addition to inspiring a culture of innovation with transparency, customer focus, and diversity for our company as a whole.

All these efforts in digital channels contributed to a record level of cost reduction with the evolution of our digitalization efforts, leading to a 16.8% decrease in invoicing and posting costs, a 14.5% decrease in call center costs and a 27.1% decrease in commissions costs for recharge services in the third quarter of 2018 as compared to the same period in 2017.

Customer service

Throughout 2018, digitalization and operational improvements drove a drop of more than 20% in inbound customer calls compared to 2017. Additionally, there was an improvement in the customer experience, enhanced by a decrease in recalls and outliers’ assessment as well as by increasing the autonomy of representatives seeking a first-contact-solution. We believe that part of it is due to an effort to expand digital channels and the development of more self-service options.

Among the main projects that relate to our digital strategy is the humanized Interactive Voice Response, or IVR, service, which already supports 90% of our traffic and offers more than 80 services through a friendly and more humanized experience, using customized menus and helping to improve IVR retention.

Focusing on new features and boosting its adoption, the Meu Vivo app is helping to migrate calls to digital with its 12 million unique users. The app is connected to Aura, Vivo’s Artificial Intelligence technology, which was launched in February and had 15 million interactions within the first 10 months of operation. Vivo was among the first operators in the country to offer a relationship tool based on artificial intelligence.

Although the efforts mentioned above serve to increasingly drive customers towards our digital channels, some customers still prefer to talk to someone – even if it is a bot developed by our Cognitive Call Center (Call Center Cognitivo) that has been already handling hundreds of thousands of calls with positive approval ratings and significant accuracy. And regarding a continuous improvement, it will keep learning new subjects at the brand-new Bot Training Center, where our best human representatives analyze our bot’s interactions and help it to improve.

To tie all the above-mentioned digital projects together and to ensure the best customer experience, we created a corporate culture program committed to delivering a unique and fun experience across all our points of contact. The program will drive our decisions and priorities to guarantee a journey aligned to four main principles: be reliable, easy, delightful and efficient.

The outlook for 2019 is to maintain the investment strategy in projects that improve the customer experience, with emphasis on cognitive and artificial intelligence, modernization of the infrastructure and process automation. We are focused on the journey towards digitalization, guided by a renewed customer-centric culture, to improve the perception of quality by our customers.

Technology

In order to offer a greater variety of integrated services, we have incorporated a series of new technologies in our voice and data networks.

We remain focused on the evolution and convergence of the mobile and fixed networks based on All-IP IMS technology, encouraging technological advancement and offering new services to our customers. The voice network is being prepared to migrations of mobile subscribers 2G and 3G to Voice over LTE, or VoLTE, as well as to increase the offer of VoIP technology for our fixed subscribers. In addition to convergence and modernization, we will also invest in network virtualization promoting better use of network resources.

The voice network has been modernized with the use of new generation technology that improves redundancy, reliability and capacity. In addition, we have already started the implementation of VoLTE technology that will allow us to offer voice services over LTE access instead of CS (Circuit Switch) Fallback, or CSFB, which we currently use. As a result, we expect a faster call completion comparing with CSFB. We expect to improve the voice communication experience, offering voice service with HD quality that is native for VoLTE technology. We expect to obtain higher quality voice communications and services experiences with VoLTE technology, and are investing in SRVCC (Single Radio Voice Call Continuity) enhancements that will improve call continuity through new handover scenarios between IMS (LTE) and CS (Circuit Switch). We plan to keep offering VoWiFi (Voice over Wifi) technology, which is an option for offloading mobile communications traffic through wifi. We also have already started to implement Voice over FTTH technology that will allow us to offer voice services over FTTH access instead of voice over copper currently used. As a benefit, we expect to have cost savings for equipment, lines, manpower and maintenance. We also expect to offer new voice services in order for that to be possible, a new Core infrastructure has already been installed in Vivo networks: the IMS Core, an ALL-IP framework that uses the IP protocol as the main protocol for the network and that will be a complete convergent core (unique core) for both VoLTE mobile subscribers and VoIP fixed subscribers.

We have equipped the network to support traffic bursts of enterprise inbound and outbound call center services, such as contact center and outbound dialing, by developing and implementing high-capacity and scalability core elements.

As more services migrate to IP, the IP backbone has become a strategic asset to support customer demands and increase revenues. The migration of sensitive and demanding services such as voice and television to IP has also increased the demand for higher quality broadband networks and is further augmented by growing products like cloud services and video on demand. At the same time, the expansion of fiber to customer homes and the launch of our 4.5G services (Carrier Aggregation) strongly increases bandwidth demands over the networks. As a result, three main drivers have surfaced as critical to business: availability, performance and cost-effectiveness.

To reach these goals it is essential to optimize network resources and find synergy multipliers. This optimization process has started with the integration of Vivo’s and GVT’s IP backbones through our network and avoiding redundant infrastructure. For this purpose, we have designed a robust architecture, using two distinct backbones to provide public and private services using multi-protocol networks infrastructures, to guarantee service reliability to our clients.

Nonetheless, as more and more bandwidth is offered to customers, the need to bridge the gap between revenues and investment to cope with greater traffic becomes increasingly clear. The next step of network simplification entails a deeper-level evolution, which was initiated in 2018 through the exchange of existing routers for new ones with a higher capacity to allow for the unification of specialized routers, reducing network layers, bringing services and content nearer to customers and ultimately, transforming the backbone into one multiservice network.

The new design acknowledges service evolution, as voice, messages and circuits become data packets, reducing the need for growing capacity in multiple steps. We believe that in the coming years, layer simplification could allow us to bring content even further to the edge, improving costs and quality at the same time.

Those actions are expected to optimize investment in an aggressive traffic increase context and lay the grounds to deliver the next step in data services quality. Even though bandwidth has been the main technical advantage for several years, latency will take over as the main broadband selling point. To reduce network latency means delivering more responsive services and obtaining higher customer satisfaction.

To achieve this result, we believe service should be decentralized and nearer the edge of the network, closer to customers, which we have done by expanding the use of caching solutions throughout the network, making content locally available to our customers, reducing traffic costs while strongly improving the user experience without increasing access investments.

We further optimized costs by sharing access networks with other Brazilian operators, in which IP backbones played a key role in connecting and transporting traffic among different operator’s networks, reducing the need for mobile sites expansion.

Finally, as the Internet address numbers in Brazil were exhausted in 2014 and our own resources are reaching critical levels, we have seen strong growth in the next version of the IP protocol, the IPv6. Vivo has completed IPv6 project in 2017, which is important to guarantee full connectivity to our clients and support sales to keep expanding our customer base.

In projects related to Local Area Network (LAN), we provide local connectivity to all platforms and servers that provide telecommunications service, fixed or mobile. The Local Area Network works as access for all services to the data network by connecting them to the IP Backbone.

We are evolving the Standard Ethernet Local Area Network (LAN) structure for the TRILL protocol (RFC 6326). The use of this protocol makes it possible to increase the resilience of the environment, allowing a considerable reduction in the faults that occurred and that could sometimes cause affectation in the service of the final client. We are also implementing the concept of decentralization in Technical Data Centers with Top of Rack (TOR) and End-of-Row (EOR) switches allowing cost savings with structured cabling, energy reduction, space and cooling. New sites are already built using this concept. In 2018 we implemented this concept in 27 sites.

In 2016, we implemented the Cache solution to reduce bandwidth consumption on the IP backbone by locally storing content from partners such as Google, Netflix, Akamai, and Facebook. With this, we can optimize network resources, improve service quality and user experience. In 2018, the Cache framework was expanded in three more sites.

Regarding network security projects, we are constantly working to protect our network from a variety of targets and natures of attacks, besides tightening our perimeter security, we have been focused on automation to allow more visibility and proactivity to minimize risks and keep the confidentiality, integrity and availability. Periodic tasks such as analyzing attacks notifications, auditing firewalls rules and evaluating security elements performance have been the main areas subject to automation, allowing security professionals to focus on problems that are more complex. Always observing the evolution of the threats and the potential of the attacks, in 2018 we continued to increase the traffic capacity to be detected and mitigated by the protection tools, considering attacks coming from inside and outside our network.

We offer the IPTV service through the FTTH network using the Open Platform, created to revolutionize the way that Telefonica delivers the IPTV service. This platform consists of Pay TV with video broadcasting offered through the IP protocol. It consists of several global partners, developing modules in partnership with Telefonica and connecting into the existing Global Video Platform. Our local team customized the middleware for Set-Top-Box, creating one standard version which brings better time-to-market for new developments and product releases, as well as future convergence between IPTV and DTH platforms. Several components were integrated to create a whole new ecosystem for IPTV, such as the inclusion of Instant Channel Change (ICC), Retransmission and Applications providing a better user experience. Additional services, such as pay-per-view and VoD, are also available.

Telefonica has the IPTV service available to more than 100 cities throughout Brazil, and our plan for 2019 is to maintain the expansion of IPTV offering for more new cities. This project is part of ultra-broadband (FTTH) expansion plan which includes digital services such as video.

In addition, with this new technology (Open IPTV) other Telefonica companies based in Latin America will have the opportunity to receive the developments made in Brazil to deliver the same service and features to their clients. Countries like Argentina and Chile have also deployed their open platform IPTV service, while other counties like Colombia and Peru are at the stage of setting up their local infrastructure for deployment in 2019.

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

Telefonica Brasil continued to expand the capacity and coverage of its mobile networks in order to absorb the growth in voice and data traffic, further away from the competition, with significant growth in 4G coverage, while remaining as the 3G technology leader.

At the end of 2018, our mobile network covered 4,592 cities in Brazil in the LTE Advanced Pro, LTE, WCDMA and GSM / EDGE digital technologies. The number corresponds to 82.44% of the total cities in Brazil or 96.01% of the Brazilian population. At the end of 2018, our 2G / GSM-EDGE network extended across 3,759 cities. In the same period, the 3G / WCDMA network was present in 4,417 cities.

The 4G / LTE technology launched in 2013 was an important advance for our mobile network since it has higher transmission rates than 3G. In 2018, we continued to expand the coverage of this technology and by the end of the year, our 4G network was present in 3,100 cities.

Since 2015, we started to develop network sharing in 4G with OI and TIM. At the end of 2018, 128 Brazilian cities had radio base stations shared and in 299 cities we provided new 4G coverage with RAN Sharing using infrastructure from TIM or OI. In 2017, we also started to develop network sharing in 3G with Claro and at the end of 2018, 159 Brazilian cities had radio base stations shared and in 141 cities we provided new 3G coverage with RAN Sharing using infrastructure from Claro. In 2018, we also started to develop network sharing in 3G with TIM, and at the end of 2018, 37 Brazilian cities had shared radio base stations, and in 66 cities we provided new 3G coverage with RAN Sharing using infrastructure from TIM. The strategy of Radio Access Network Shared allows us to fulfill part of the ANATEL’s requirements that were imposed as part of our spectrum acquisitions.

We started in 2016 offering new LTE frequencies (700 MHz and 1800 MHz) activating LTE Advanced Pro technology (commercially known as 4G+), with the goal of improving coverage, capacity and the customer experience. At the end of 2018, we reached 1,000 cities with this technology.

Fraud detection and prevention

During 2018, we continued our work in combating the two main types of fraud, as follows:

•

Subscription fraud: is a type of fraud that occurs when the issuance of one or more accesses are granted without the consent of the real “holder” of identification documents with the main objective of evading payment. We had a reduction of 48.5% in losses related to subscriptions, from R$11.7 million in 2017 to R$6.02 million in 2018. The primary cause of this reduction was the revision of certain detection processes and improvements of controls used to monitor fraud events, which took place during the year, enabling us to capture more cases of fraud relative to the expansion of our network in the period.

•

Identity Fraud: also known as "social engineering," an identity fraud takes place through call centers or resellers, where a caller has access to information belonging to our existing clients contacts our call centers and makes unauthorized changes and activations. We had a reduced loss in relation to expenses with this type of fraud, amounting to R$0.001 in the year. We were able to ensure that these kinds of losses did not cause broader financial costs by quickly identifying such instances, ensuring the efficiency of our processes.

Operating Agreements

Interconnection agreements

The terms of our interconnection agreements include provisions with respect to the number of connection points and traffic signals. See “—Regulation of the Brazilian Telecommunications Industry—Interconnection Fees.”

We believe that we have adequate interconnection agreements with fixed-line operators necessary to provide our services and that we have all the necessary interconnection agreements with long-distance carriers.

Roaming agreements

We provide international GSM roaming in over 200 destinations worldwide by means of over 500 roaming agreements with local service providers.

Network sharing agreement

In 2014, Telefônica Brasil announced that a network sharing agreement with Nextel was signed to provide mobile services coverage (voice, data and SMS) through our 2G and 3G network to 67 area codes. The initial contract conditions established a five-year term, with a minimum payment of R$1.0 billion for the whole period as follows: (i) R$44.3 million in the first year; (ii) R$132.1 million in the second year; (iii) R$237.1 million in the third year; (iv) R$263.0 million in the fourth year and (v) R$361.5 million in the fifth year. Terms and payments are subject to the fulfillment of the contractual obligations assumed by the parties.

ANATEL approved the agreement and the execution of the operation in March 2014. The network sharing has been fully operational since July 31, 2014, when the Parties executed the Notice of Network Full Availability.

In 2016, both parties decided to review the network sharing agreement and extend it throughout the national territory, and decided to enter into a RAN Sharing Agreement in order to provide Nextel the network conditions to fulfill its mobile coverage obligations. RAN Sharing agreement was approved by CADE in July 2016 and by ANATEL in August 2016. ANATEL’s approval was conditioned to the effective commercialization of SMP service in the locations subject to Nextel obligations and to a mandatory revision by Anatel after a two-year period. The RAN Sharing agreement is under revision by the regulator which shall verify the parties’ compliance with related obligations.

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

In August 2016, ANATEL approved the agreement between Telefônica and TIM to share electronic equipment and mobile sites for the fulfillment of obligations related to providing telecommunication coverage in rural areas.

The approval of the aforementioned agreements, however, does not exempt the providers from fulfilling their obligations, nor from the coverage of the entire area. In the case such agreements are terminated before the expected deadline, each provider must meet its coverage commitments with its own network, under the penalty of extinction of the use of radio frequencies’ authorizations.

Competition

Competition in the fixed and mobile markets continued to be intense in 2018. Faced with the high demand for connectivity, Brazilian telecoms have focused on modernization and innovation as levers to remain competitive in the market. The leading companies have been directing efforts and investments toward the digital transformation of business operations, aiming to improve the balance between customer growth and loyalty, revenue growth and margins. For these reasons, the major operators accelerated the 4.5G coverage, rolled out fiber and included value-added services in the offers in order to differentiate their mobile and fixed portfolios.

The Brazilian consumer market is increasingly knowledgeable and demanding, expecting not only the best service delivery, as well as the best cost-benefit. Therefore, operators have prioritized the expansion and digitalization of company-customer interactions.

In the mobile market, we continued to lead in market share, with a 31.9% share according to information from ANATEL as of December 2018. This year, the competition remained aggressive in 4G and 4.5G network coverage and subscribers’ growth.

We lead the mobile market in 13 states: Acre, Amazonas, Amapá, Bahia, Espírito Santo, Mato Grosso, Mato Grosso do Sul, Minas Gerais, Pará, Rio Grande do Sul, Roraima, São Paulo and Sergipe. TIM, a Brazilian telephone company and subsidiary of Telecom Italia lead the mobile market in six states: Alagoas, Ceará, Pernambuco, Paraná, Rio Grande do Norte and Santa Catarina. Oi leads mobile services in two states: Maranhão and Paraíba. Claro Brasil or Claro is a mobile operator controlled by the Mexican company America Móvil Group, and leads mobile service in six states: Distrito Federal, Goiás, Piauí, Rio de Janeiro, Rondônia and Tocantins (according to ANATEL, as of November 2018).

On the fixed front, the wireline and pay TV services reported net disconnections, according to ANATEL. In broadband, the market continued to expand mainly in ultra-broadband and fiber accesses. Our main competitors in fixed telecommunications services are Claro Brasil (which includes NET, Claro and Embratel) and Oi, which is stronger in the fixed services outside the State of São Paulo. TIM (a subsidiary of Telecom Italia) has been offering its fixed broadband network ‘TIM Live’ in five cities. SKY, currently controlled by AT&T (expected sale to the Time Warner group), has pay TV and broadband services (LTE TDD 4G). In addition, we have competition from many regional service providers throughout the country.

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

Companies that provide services under the private regime, known as authorized companies, are not subject to the same requirements regarding continuity or universality of service; however, they may be subject to certain network expansion and quality of service requirements that are obligations set forth in their authorizations. Authorizations are granted for an indeterminate period of time. Under an authorization, the government does not provide a guarantee to the authorized company of a financial-economic equilibrium (equilíbrio econômico-financeiro), as is the case under concessions.

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

In 2001, a presidential decree published with the PGO increased the flexibility of telecommunications provider groups as fixed line concessionaires by allowing them to provide services in up to two of the three regions established by the PGO. Before this decree, telecommunications provider groups holding fixed-line concessions could offer fixed line services in only one region under the public regime.

In 2008, another presidential decree allowed concessionaries to operate outside their concession areas and unified sectors 31, 32 and 34. Thus, region III was comprised of sectors 31 and 33.

In December 2016, ANATEL held a public consultation relating to the new rules of the PGO containing an exclusive chapter aimed at verifying the migration of fixed telephony concessions for authorizations, in accordance with the new legal framework discussed in the Congress. The new regulation will only take effect after the approval of the new regulatory framework, which has not occurred until the present moment.

Any breach of telecommunications legislation or of any obligation set forth in concessions and authorizations may result in a fine of up to R$50 million.

Our main operations are regulated as follows:

•	Fixed line voice services (local and long distance) under concession agreement in the state of São Paulo and under authorization agreement in the rest of the Brazilian territory. The concession was granted in 1998 by the Brazilian Government and renewed in December 2005 for 20 more years. It authorizes us to provide fixed-line telecommunications services in the state of São Paulo, except for a small area (Sector 33) and to place and manage public telephones in our concession area. We also provide fixed-wireless services throughout our concession area, for which the authorization was granted in 2001 by the Brazilian Government for the whole Brazilian territory;

•	Mobile voice and broadband services, in all 26 states and the Federal District, under the personal mobile service (Serviço Móvel Pessoal), or SMP authorizations.

•	Multimedia communication services, such as audio, data, voice and other sounds, images, texts and other information throughout Brazil. We operate under a nationwide SCM authorization, valid for an indefinite term;

•	Pay TV service, throughout all regions of Brazil under the conditioned public service (Serviço de Acesso Condicionado), or SeAC authorization. We operate a SeAC authorization, which is valid for an indefinite term; and

•	Wholesale services, such as interconnection, governed by the interconnection agreements discussed under “—Operating Agreements—Interconnection Agreements,” industrial dedicated line (Exploração Industrial de Linha Dedicada – EILD), which are regulated by ANATEL Resolution No. 590, dated May 15, 2012 and Mobile Virtual Network Operator, or MVNO agreements described under “—Operating Agreements—MVNO Agreements”. Most wholesales services are also regulated by ANATEL Resolution No. 694, dated July 17, 2018 – General Competition Targets Plan (Plano Geral de Metas de Competição - PGMC).

We set forth below details of the concession, authorizations, licenses and regulations that regulate our operations.

Quality regulations in Brazil

The quality of service on Fixed Broadband (SCM), Mobile Telephony (SMP), Fixed Telephony (STFC) and Pay TV (SeAC) is monitored by ANATEL through the operational and network performance indicators for telecom operators. Each indicator has an associated target, which must be achieved by the service provider on a monthly basis in each geographic area that it operates.

The indicators, as well as their respective methods of collection, calculation and other quality requirements, are defined in specific regulations published by ANATEL. Fixed broadband, mobile telephony, fixed telephony and Pay TV indicators are established in the Quality Management Regulations, respectively, Resolutions 574/2011, 575/2011, 605/2012 and 411/2005.

For cases in which there are indications of performance or conduct other than those established in the regulations, Anatel establishes a noncompliance process called Procedure for Determination of Non-Compliance to Obligations (Procedimento de Apuração de Descumprimento de Obrigações – PADO) in detriment to the provider. When applicable, the sanctions may include a warning, fine, temporary suspension, obligation demand, expiration or declaration of unworthiness.

With the objective of correcting deficiencies that may be found in the quality of service provision, ANATEL may adopt additional measures determining the execution of a plan of action for correcting conduct or improving the performance of providers, among other reasons.

In November 2017, the agency published a new public consultation on the Proposal for a new Regulation on the Quality of Telecommunications Services, which received contributions until April 2018. As of the date of this annual report, the new quality regulation has not yet been approved by the agency.

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

In addition, the Brazilian government published Decree No. 7,512/2011 which proposed the General Plan for the Universalization of Fixed Telephone Services under the Public Regime (Plano Geral de Metas para a Universalização do Serviço Telefônico Fixo Comutado Prestado no Regime Publico – PGMU III). It set forth new targets for public pay phones (Telefone de Uso Público) availability in rural and low-income areas and targets related to low-income fixed line services (Acesso Individual Classe Especial – AICE).

On June 27, 2014, ANATEL held a public consultation for the PGMU. Since there was no mutual agreement between ANATEL and operators for the signature of the 2015 concession agreement contracts, the new version of the PGMU was also delayed. In December 2018, although the new concession contracts have not yet been signed, the Brazilian government published Decree No. 9,619/2018, which approves the revision of the PGMU targets for 2019 and 2020 (PGMU IV). The new plan replaces some obligations, mainly related to public telephony, for obligations related to broadband infrastructure (including mobile network). These targets have been criticized by certain local operators.

Also, in December 2018, ANATEL initiated a public consultation for the last PGMU revision, concerning the period between 2021 and 2025 (PGMU V).

According to our concession agreements, all assets owned by us which are indispensable to the provision of the services described in such agreements are considered “reversible assets”. As per ANATEL’s recent interpretation of current regulations, these assets will be automatically returned to ANATEL upon the expiration of the concession agreements, in accordance to the regulation in force at that time, and would not be available to creditors in the event of insolvency, bankruptcy or similar events. With discussions relating to a new regulatory framework under way, this rule might cease to exist in light of the possibility of transforming concessions into authorizations.

On April 8, 2008, we entered into an amendment to the concession agreement to substitute the obligation to install telecommunications service posts with an obligation to roll out broadband network infrastructure throughout the municipalities serviced by such concessionaires. Such an amendment could be extended with the approval of the counterparties of the new regulatory framework.

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

Currently, the Brazilian Congress is discussing a new regulatory framework for telecommunications that is expected to affect our concession agreements. The new regulatory framework contains several changes to the existing regime, which primarily include, among other things, the immediate replacement of the current concession-based regime for an authorization-based regime, changes in the standards for the use of frequencies and Brazilian orbital position, as well as terms relating to the transfer of reversible assets to telecommunication companies in exchange for investments in telecommunications infrastructure by such companies.

The new framework was approved by the Commission of Science, Technology, Innovation, Communication and Information Technology of the Federal Senate on November 7, 2018 and was sent for consideration by the full Senate. As of November 16, 2018, 16 amendments to the framework were set forth. On December 21, 2018, the Senate President forwarded the project to the Senate Commission on Science, Technology, Innovation, Communication and Information Technology to examine this set of amendments. As a result, the discussion may be resumed in 2019.

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

In July 2018, ANATEL approved Resolution No. 695, which establishes new spectrum pricing regulations, with calculation methods and conditions for spectrum reserve prices and renewals costs. This new regulation would take effect in January 2019, but in December 2018 the agency initialized a Public Consultation that proposes its postponement to May 2019.

In November 2018, ANATEL approved the Resolution No. 703, which establishes new spectrum cap regulation. There are two groups of bands with specific limits for a given area:

•	Frequencies up to 1 GHz: each operator may hold up to 35% of the bands;

•	Frequencies between 1 GHz and 3 GHz: each operator may hold up to 30% of the bands.

All these limits can be extended by up to 40%, through competitive constraints that may be imposed by ANATEL. For frequencies above 3GHz, the limits will be determined in the specific auction terms.

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

Our SMP authorizations include the right to provide mobile services for an unlimited period of time but restrict the right to use the spectrum according to the schedules listed in the respective radiofrequency authorizations. The table below sets forth our current SMP authorizations, their locations, band and spectrums, date of issuance or renewal and date of expiration:

Authorization	800 MHz	900 MHz	1800 MHz	1900 MHz	2100 MHz
Rio de Janeiro	Band A November 2020	Extension 1 April 2023	Extensions 9&10 April 2023	—	Bands J, L April 2023
Espírito Santo	Band A November 2023	Extension 1 April 2023	Extensions 9&10 April 2023	—	Bands J, L April 2023
Amazonas, Roraima, Amapá, Pará and Maranhão	Band B November 2028	Extension 2 April 2023	Extensions 7, 9&10 April 2023	—	Band J April 2023
Minas Gerais (except for “Triângulo Mineiro” region)	Band A April 2023	Extension 2 April 2023	Extensions 11&14 April 2023	—	Bands J, L April 2023
Minas Gerais (“Triângulo Mineiro” region)	—	Band E April 2020	Band E April 2020	—	Bands J, L April 2023
Bahia	Band A June 2023	Extension 1 April 2023	Extensions 9&10 April 2023	—	Bands J, L April 2023
Sergipe	Band A December 2023	Extension 1 April 2023	Extensions 9&10 April 2023	—	Bands J, L April 2023
Alagoas, Ceará, Paraíba, Pernambuco, Piauí and Rio Grande do Norte	—	—	Band E April 2023 Extensions 9&10 April 2023	—	Bands J, L April 2023
Paraná (except for Londrina and Tamarana) and Santa Catarina	Band B April 2028	Extension 1 April 2023	Band M April 2023	—	Bands J, L April 2023
Paraná - Londrina and Tamarana	Band B April 2028	—	Band M April 2023 Extension 10 April 2023	—	Band J April 2023
Rio Grande do Sul (except for Pelotas, Morro Redondo, Capão do Leão and Turuçu)	Band A December 2022	Extension 1 April 2023	Band M April 2023	—	Bands J, L April 2023
Rio Grande do Sul (Pelotas, Morro Redondo, Capão do Leão and Turuçu)	—	—	Bands D&M April 2023	—	Bands J, L April 2023
Federal District	Band A July 2021	Extension 1 April 2023	Band M April 2023	—	Bands J, L April 2023
Goiás and Tocantins	Band A October 2023	Extension 1 April 2023	Band M April 2023	—	Bands J, L April 2023

Authorization	800 MHz	900 MHz	1800 MHz	1900 MHz	2100 MHz
Goiás (Buriti Alegre, Cachoeira Dourada, Inaciolândia, Itumbiara, Paranaiguara and São Simão)	—	—	Extensions 7 to 10 April 2023 Band M April 2023	—	Bands J, L April 2023
Mato Grosso	Band A March 2024	Extension 1 April 2023	Band M April 2023	—	Bands J, L April 2023
Mato Grosso do Sul (except for Paranaíba)	Band A September 2024	Extension 1 April 2023	Band M April 2023	—	Bands J, L April 2023
Mato Grosso do Sul (Paranaíba)	—	—	Extensions 7, 9&10 April 2023 Band M April 2023	—	Bands J, L April 2023
Rondônia	Band A July 2024	Extension 1 April 2023	Band M - April/23	—	Bands J, L April 2023
Acre	Band A July 2024	Extension 1 April 2023	Band M April 2023	—	Bands J, L April 2023
São Paulo	Band A August 2023	—	Extensions 9&10 April 2023	—	Bands J, L April 2023
São Paulo (Ribeirão Preto, Guatapará and Bonfim Paulista)	Band A January 2024	—	Extensions 5, 9&10 April 2023	—	Bands J, L April 2023
São Paulo (Altinópolis, Aramina, Batatais, Brodosqui, Buritizal, Cajuru, Cássia dos Coqueiros, Colômbia, Franca, Guaíra, Guará, Ipuã, Ituverava, Jardinópolis, Miguelópolis, Morro Agudo, Nuporanga, Orlândia, Ribeirão Corrente, Sales de Oliveira, Santa Cruz da Esperança, Santo Antônio da Alegria and São Joaquim da Barra)	—	—	Extensions 9&10 April 2023	—	Bands J, L April 2023

In 2013, we changed the terms of our authorization regarding Band “L” (1.9 GHz) in certain locations, adapting their blocks of frequencies to 2.1 GHz and aligning them with the Band “J” (3G), which enables more efficient use of the spectrum. In 2018, this alignment process was completed at the national level with respect to the following areas: Northeast region, with the exception of Bahia and Sergipe; Pelotas, Morro Redondo, Capão do Leão and Turuçu, in Rio Grande do Sul; Buriti Alegre, Cachoeira Dourada, Inaciolândia, Itumbiara, Paranaiguara and São Simão, in Goiás; Altinópolis, Aramina, Batatais, Brodowski, Buritizal, Cajuru, Cássia dos Coqueiros, Colômbia, Franca, Guaíra, Guará, Ipuã, Ituverava, Jardinópolis, Miguelópolis, Morro Agudo, Nuporanga, Orlândia, Ribeirão Corrente, Sales de Oliveira, Santa Cruz da Esperança, Santo Antônio da Alegria and São Joaquim da Barra in São Paulo; and Paranaíba in Mato Grosso do Sul. This change is foreseen in the bidding document No 001/2007. We do not have Band “L” in the states of Amazonas, Roraima, Amapá, Pará and Maranhão and in the cities of Londrina and Tamarana, Paraná.

In 2012, Telefônica acquired 40MHz on the 2.5GHz to 2.69GHz frequencies for the amount of R$ 1.05 billion. In order to meet the coverage requirements, we had the obligation of implementing 4G coverage in 1,094 cities by December 31, 2017. By that date, we had made 4G services available in 2,600 municipalities. To achieve these targets, Telefônica has deployed and continues to deploy 4G coverage by serving its customers through the use of its own network or by established agreements of RAN-sharing approved by ANATEL. Verification of compliance with these targets will be controlled by the agency.

The remaining coverage commitments in cities with less than 30,000 inhabitants may be fulfilled with other frequency bands, and we are required to make 4G coverage available in 156 more cities by December 31, 2019.

In order to complete the 450 MHz frequency requirements, we had the obligation to meet voice and data demand in remote rural areas. As a commitment, we are required to provide infrastructure and service operating in any frequency band in rural areas in the states of Alagoas, Ceará, Minas Gerais, Paraíba, Pernambuco, Piauí, Rio Grande do Norte, Sergipe, and countryside of São Paulo, for a total of 2,556 municipalities. In these areas, we are also required to provide free broadband to schools located in rural areas.

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

Regarding the 700MHz spectrum, ANATEL has allocated the band for the provision of fixed, mobile and broadband services. On September 30, 2014 we acquired 20 MHz (10+10 MHz) with nationwide coverage, for R$1.92 billion, at the minimum price, plus R$904 million for the band cleaning (migration of broadcasters that currently occupy the band and interference management). According to the auction rules, the winning bidders are responsible for financing and managing the band cleaning process (Analog TV switch off).

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

Between 2016 and 2018, of the 1,379 municipalities that were expected to have the analog TV signal off, 1,362 municipalities (including all state capitals and the Federal District) were confirmed. The remaining 17 municipalities had their postponement until 9/01/2019.

By the end of 2018, 4,467 municipalities will be apt to activate LTE in the 700 MHz band. By the middle of 2019, all Brazilian municipalities will be able to activate LTE in the 700MHz band.

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

Pay TV services

Regulations for pay TV services – SeAC

We are authorized to provide Pay TV Services - SeAC. On September 12, 2011, the Brazilian Congress adopted Law 12,485/2011 as a result of Bill 116, which establishes a new legal framework for audiovisual communication with restricted access. This law opens the Pay TV market by enabling telecom operators to offer audiovisual content to subscribers through their networks, creating a new service called Pay TV Services (Serviço de Acesso Condicionado - SeAC). The absence of restrictions on foreign capital to be invested in Pay TV providers, as well as the elimination of restrictions for the provision of other telecommunications services through fixed line concession, allow us to provide Pay TV services, as well as other telecommunication services previously limited under the General Telecommunications Law.

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

In April 2018, ANATEL approved an amendment to the Regulation on SeAC, which determines that local open channels streamed by Pay TV companies will be negotiated. The agency will arbitrate in cases where the negotiation is not successful. ANATEL also decided to withdraw the requirement for hybrid boxes, which would allow the reception of both pay-TV and analog open TV, due to the digital TV deployment process.

Interconnection fees

In accordance with ANATEL regulations, we must charge fees to the other telecommunications service providers based on the following:

•	Fee for the use of our local fixed service network (TU-RL) - we charge local service providers an interconnection fee for every minute used in connection with a call that either originates or terminates within our local network, with the exception of calls between other providers of local fixed service, for which a fee is not charged;

•	Fee for the use of our fixed service long-distance network (TU-RIU) - we charge long distance service providers an interconnection fee on a per-minute basis only when the interconnection access to our long-distance network is in use;

•	Fee for the use of mobile network (MTR) - we charge mobile service providers an interconnection fee on a per-minute basis only when the interconnection access to our mobile network is in use;

•	Fee for the use of leased lines by another service provider (EILD). We also lease transmission lines, certain infrastructure and other equipment to other providers of telecommunications services.

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

In 2006, we completed the implementation of the interconnection with the mobile service providers in regions with heavier traffic, assuring the proper billing for such calls. This movement reduced interconnection costs.

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

In December 2016, ANATEL held a public consultation to discuss a new interconnection regulation (RGI). The new document aims to solve the large number of disputes in the agreements for voice and data traffic among companies. ANATEL has proposed that in cases of default the cut in the provision of interconnection could be done without the regulator’s authorization. In addition, the new document aims to establish a list of prohibited practices in interconnection relationships and to make the interconnection technology neutral. The new rules were published in July 2018 (Resolution No. 693).

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

On July 1, 2014, ANATEL established gradual decreases in MTR, based on a cost model for the years 2016, 2017, 2018 and 2019 and, in December 2018, ANATEL established the reference values for MTR for the years ranging from 2020 until 2023 as described in “Item 3. Key Information—D. Risk Factors—Risks Relating to the Brazilian Telecommunications Industry and Us—Our results of operations may be negatively affected by the application of the Fixed Commuted Telephone Service (Serviço de Telefonia Fixa Comutada – STFC) rules relating to fixed telephone service and the Personal Mobile Service (Serviço Móvel Pessoal – SMP) rules relating to mobile services.”

In addition, the General Competition Plan (Plano Geral de Metas de Competição – PGMC) determined that the in the relationship among PMS and non-PMS providers in the mobile network, the interconnection fee should be paid only when the traffic out of a network in a given direction is greater than 80% of the total traffic exchanged until February 23, 2015; and 60% of the total traffic exchanged from February 24, 2015 to February 23, 2016. Since February 24, 2016, the MTR is owed to the mobile service provider when its network is used to originate or terminate calls (full billing). These conditions were further modified by ANATEL in February 2015, after promoting a Public Consultation.

In July 2018, ANATEL edited the new the General Competition Plan (“Plano Geral de Metas de Competição – PGMC), approved by Resolution No. 694, which modified the preexisting rules regarding the interconnection fee to be paid of the outbound traffic, as follows:

•	From January 1, 2013 to February 23, 2015: 80% / 20%;

•	From February 24, 2015 to February 23, 2016: 75% / 25%;

•	From February 24, 2016 to February 23, 2017: 65% / 35%;

•	From February 24, 2017 to February 23, 2018: 55% / 45%; and

•	From February 24, 2018 onwards: 50% / 50%.

TU-RL and TU-RIU

On May 18, 2014, the proposed standards were approved for setting maximum values of fixed interconnection fees and for the values of mobile interconnection, based on Cost Models. In addition, values for fixed and mobile interconnection were published through the acts: No. 6210 for TU-RL and TU-RIU and No. 6211 for MTR.

For fixed and mobile termination fees, ANATEL’s decision established values for 2018 based on a bottom-up cost model.

On December 2018, ANATEL established values for fixed interconnection fees ranging from 2020 until 2023:

	Interconnection fees for Sector 31
Year	TU-RL	TU-RIU1	TU-RIU2
2020	0.00134	0.00166	0.00118
2021	0.00117	0.00176	0.00120
2022	0.00104	0.00183	0.00122
2023	0.00096	0.00188	0.00122

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

On December 17, 2018, ANATEL approved through Act No. 9,920 a revision of the EILD reference table, valid for 2020.

Mobile Virtual Network Operator (MVNO)

In 2001, ANATEL approved rules for companies to be licensed as MVNOs. In 2016, ANATEL authorized MVNO companies to be affiliates of other certain network operators, and for that reason, we have signed agreements with companies authorized to operate as an MVNO in Brazil.

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

Civil rights framework for the Internet

On April 23, 2014, at the opening of NetMundial, former President Dilma Rousseff approved the Civil Rights Framework for the Internet (“Marco Civil da Internet”), which was enacted as Law 12,965/2014. The act adopts strict Net Neutrality rules that guarantee equality of treatment for data traffic in the network and preserves the business model of Brazilian broadband offered in packages with different speeds. After three public consultations released by CGI.br (the Brazilian Internet Steering Committee), the Ministry of Justice and ANATEL, the Brazilian government published Decree 8,711/2016, which regulates the law. It establishes the regulation for Net Neutrality and mechanisms to protect the data stored by service and application providers, as well as determining the circumstances in which data can be obtained by the public administration.

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

In August 2018, the Brazilian government passed the Law of Personal Data Protection (Law 13,709/2018). The law increases citizens’ control over their personal information, requiring explicit consent for the collection and use of data. It also established requirements relating to options for viewing, correcting and deleting such data.

The law will take effect in 2020 to allow public and private entities to adapt to the new rules. On December 27, 2018, the Brazilian government created the National Data Protection Authority by a Medida Provisória 869/2018.

We believe these measures will offer our clients greater protection with respect to how their personal information is used and shared, and creates opportunities for new services that make use of aggregated information.

Resolutions published

A series of new regulations, published by ANATEL as well as other regulatory bodies in Brazil, became effective in 2018. The most relevant among these regulations were:

•	Resolution No. 704: Amends the Quality Management Regulation of the Multimedia Communication Service (RGQ-SCM), the Quality Management Regulation of the Personal Mobile Service (RGQ-SMP), the Quality Management Regulation of the Fixed Commuted Telephone Service (RGQ-STFC), the Regulation of the Multimedia Communication Service and the General Regulation of Consumer Rights of Telecommunications Services.

•	Resolution No. 703: Establishes radiofrequency spectrum caps.

•	Resolution No. 702: Approves the Regulation of Public Price for Rights of Satellite Exploration and establishes the Public Price for authorization, adaptation, consolidation and transfer of authorization, permission and concession of telecommunications services.

•	Resolution No. 700: Approves the Regulation on human exposure to electric, magnetic and electromagnetic fields associated to Radio Communication Stations.

•	Resolution No. 698: Establishes the Committee of Small Telecommunications Service Providers and approves its Internal Regulations.

•	Resolution No. 695: Approves the Public Price Regulation for the Right to Use of Radio Frequencies.

•	Resolution No. 694: Amends the General Competition Plan (Plano Geral de Metas de Competição – PGMC), the Regulation on Remuneration of Fixed Commuted Telephone Service networks, the Regulation on Remuneration of Personal Mobile Service Networks, the Resolution No. 396/2005, the Regulation on Administrative Sanctions and provides other measures.

•	Resolution No.693: Approves the General Regulation of Interconnection (Regulamento Geral de Interconexão – RGI) and amends the Regulation of Telecommunications Services, the Anatel’s Internal Regulations, and Regulations on Remuneration of Fixed Commuted Telephone Service networks and Personal Mobile Service networks.

•	Resolution No. 692: Amends the Regulation on Pay TV access services (SeAC).

Public consultations published

In 2018, ANATEL and ANCINE announced a series of public consultations. The most relevant among these public consultations were:

•	ANATEL Public Consultation No. 6: Proposal for Spectrum Management Model.

•	ANATEL Public Consultation No. 8: Strategic Sector Indicators.

•	ANATEL Public Consultation No. 20: Structural Plan for Telecommunications Networks (“Plano Estrutural de Redes de Telecomunicações” – PERT).

•	ANATEL Public Consultation No. 22: Regulation on Public Price for Satellite Exploration Rights.

•	ANATEL Public Consultation No. 25: Regulation on Using Conditions of 2.3 GHz band.

•	ANATEL Public Consultation No. 29: Technical and economic aspects about 2.3 GHz and 3.5 GHz.

•	ANATEL Public Consultation No. 28: Regulation on Electrical Poles Sharing by telecommunications operators.

•	ANATEL Public Consultation No. 31: Reduction of regulatory barriers to the expansion of the Internet of Things (IoT) and machine-to-machine communications (M2M).

•	ANATEL Public Consultation No. 40: Bidding proposal for Local STFC Concession, authorization for Long distance STFC, SMP Authorization, SCM Authorization and radiofrequency authorizations (800 MHz and 1,800 MHz) in Sector 20 and Registration Area 43.

•	ANATEL Public Consultation No. 43: Regulation on Using Conditions of 3.5 GHz band.

•	ANATEL Public Consultation No. 49: Regulatory Agenda 2019-2020.

•	ANATEL Public Consultation No 51: Revision of the General Plan for the Universalization of Fixed Telephone Services under the Public Regime (PGMU) and related concession contracts, for the period from 2021 to 2025.

•	ANCINE: Questionnaires about Pay TV and Video on Demand (VoD).

Other regulatory matters

TAC

On October 27, 2016, ANATEL’s board of directors approved a Conduct Adjustment Term (TAC) for the Company, subject to the approval of the Court of Auditors of the Union (TCU). This TAC aimed to settle certain fines currently imposed by ANATEL as long as the Company committed to invest in certain specific projects. Among these projects, the Company would be required to make investments to improve the quality of services provided and provide fixed broadband access through FTTH to about 100 municipalities in and outside the State of São Paulo over a 4-year period.

In September 2017, after having held the TAC under analysis for months, TCU unanimously decided that there were no obstacles preventing ANATEL from signing the agreement. TCU established, however, that prior to the celebration of the contract, the Agency must have complied with certain determinations and recommendations imposed by the court. The technical area of ANATEL worked on the necessary adjustments during the last months of 2017.

In March 2018, ANATEL denied Telefônica’s requests to reverse fines associated to Administrative Proceedings which were part of the TAC.

The TAC involved fines amounting to approximately R$3 billion (monetary correction not included). However, approximately R$400 million were withdrawn from this amount to avoid prescription. Due to the imbalance caused by this exclusion and the impossibility of committing investments for a longer period, Telefónica informed the Agency that it would reassess the conditions of the TAC.

In April 2018, Anatel decided not to sign the agreement with Telefónica. Due to this decision, the Company is currently prevented from negotiating similar agreements involving the same set of infractions and the fine amounts are again charged by Anatel. Nevertheless, Telefônica may appeal to the courts for charges that it considers undue.

Regulation for competition

ANATEL launched in December 2016 a Public Consultation for the Regulation that set price references for the wholesale products. The proposal aims to determine that ANATEL’s Cost Model should be the only source of information for the validation of these prices.

In July 2018, ANATEL approved the revision of the General Competition Plan (PGMC – Plano Geral de Metas de Competição) - Resolution nº 694/2018. The regulation establishes a new relevant market (high capacity data transport) and introduces the concept of retail competitiveness levels for each municipality (ranging from category 1 - fully competitive - to category 4 - non-competitive areas where public policies are necessary to enable services).

For each relevant market, the asymmetric measures may vary according to the competition category assigned to each municipality.

In addition, the new PGMC introduces the concept of Small-Scale Provider (PPP – Prestadora de Pequeno Porte), which will be considered by the Agency in the creation of asymmetric rules (in the context of PGMC and possibly in other regulations). By the definition brought by Anatel, PPP’s designation applies to any company that does not account for more than 5% of the retail market share in which it operates.

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

C. Organizational Structure

On December 31, 2018, 94.31% of our voting shares were controlled by our three major controlling shareholders: SP Telecomunicações Participações Ltda. with 51.46%, Telefónica S.A. with 34.67% and Telefônica Latinoamérica Holding, S.L. with 8.18%. Telefônica Latinoamérica Holding, S.L., or Telefônica Latinoamérica, is the controlling shareholder of SP Telecomunicações S.A., or SP Telecomunicações. Telefónica Latinoamérica is a wholly owned subsidiary of Telefónica S.A. Therefore, Telefónica S.A. was the beneficial owner of 94.47% of our voting shares, as Telefónica Chile S.A., holder of 0.16% of our voting shares, is also a wholly owned subsidiary of Telefónica S.A.. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

Our current general corporate and shareholder structure is as follows:

Significant Subsidiaries

Our significant subsidiaries are Terra Networks Brasil S.A., or Terra, and POP Internet Ltda., or POP, both of which are wholly owned and headquartered in Brazil.

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

With the implementation of IFRS 11 Joint Arrangements on January 1, 2013, our investments in these entities were accounted for retroactively using the equity method.

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

Roaming agreements with Iranian operators

Various subsidiaries of our controlling shareholder, Telefónica, have entered into roaming agreements with Iranian telecommunication companies. Pursuant to such roaming agreements these subsidiaries’ customers are able to roam in the particular Iranian network (outbound roaming) and customers of such Iranian operators are able to roam in the network of Telefónica’s relevant subsidiary (inbound roaming). For outbound roaming, these subsidiaries pay the relevant Iranian operator roaming fees for use of its network by our customers, and for inbound roaming, the Iranian operator pays the relevant subsidiary roaming fees for use of our network by its customers.

We have a roaming agreement with MTN Irancell. During 2018, we recorded U.S.$12.00 in roaming revenues and U.S.$979.88 (before taxes and U.S.$1,068 after taxes) of expenses payable to Irancell under this agreement. In addition, as part of the Telefónica group, we adhere to the roaming agreements with Telefónica’s subsidiaries described below.

Telefónica’s subsidiaries were party to the following roaming agreements with Iranian telecommunication companies in 2018:

(1)	Telefónica Móviles España (“TME”), Telefónica’s Spanish directly wholly-owned subsidiary, has respective roaming agreements with (i) Mobile Telecommunication Company of Iran (“MTCI”), (ii) MTN Irancell (“Irancell”), (iii) Taliya (“Taliya”) and (iv) Telecommunications Kish Co. (“TKC”). During 2018, TME recorded the following revenues related to these roaming agreements: (i) 98,580.28 euros from MTCI, (ii) 561.17 euros from Irancell, (iii) no revenues from Taliya and (iv) no revenues from TKC.

TME also holds a roaming hub through its 55% directly-owned subsidiary, Link2One, a.e.i.e. (“L2O”). Under the related agreement, L2O provides a roaming hub service to Irancell enabling the latter to maintain a relationship with other members of the hub. Some members of the hub are also entities of the Telefónica Group. During 2018, L2O recorded revenues of 18,000.00 euros from Irancell.

(2)	Telefónica Germany GmbH & Co. OHG (“TG”), Telefónica’s German 69.22% indirectly-owned subsidiary, has respective roaming agreements with (i) MTCI and (ii) Irancell. During 2018, TG recorded the following revenues related to these roaming agreements: (i) no revenues from MTCI and (ii) 4,543.71 euros from Irancell.

(3)	Telefónica UK Ltd (“TUK”), Telefónica’s English directly wholly-owned subsidiary, has respective roaming agreements with (i) Taliya and (ii) Irancell. During 2018, TUK recorded (i) no revenues from Taliya and (ii) 1,420.17 euros from Irancell.

(4)	Telefónica Argentina, S.A. and Telefónica Móviles Argentina, S.A. (together “TA”), Telefónica’s Argentinean directly and indirectly wholly-owned subsidiaries, have a roaming agreement with Irancell. During 2018, TA recorded 6.51 euros in roaming revenues under this agreement.

(5)	Pegaso Comunicaciones y Sistemas, S.A. de C.V. (“PCS”), Telefónica’s Mexican directly wholly-owned subsidiary, has a roaming agreement with Irancell. During 2018, PCS recorded 8.80 euros in roaming revenues under this agreement.

(6)	Telefónica del Perú, S.A.A. (“TdP”), Telefónica’s Peruvian 98.57% indirectly-owned subsidiary, has a roaming agreement with Irancell. During 2018, TdP recorded 0.08 euros in roaming revenues under this agreement.

(7)	Colombia Telecomunicaciones, S.A. ESP (“ColTel”), Telefónica’s Colombian 67.50% directly and indirectly-owned subsidiary, holds a roaming hub through L2O. L2O, in turn, provides a roaming hub service to Irancell enabling the latter to maintain a relationship with other members of the hub. During 2018, ColTel recorded 1.62 euros in roaming revenues under this roaming hub service.

(8)	Telefonía Celular de Nicaragua S.A. (“TN”), Telefónica’s Nicaraguan 60% indirectly-owned subsidiary, has an indirect relationship with Irancell via the Telefonica Link2One Roaming hub. During 2018, TN recorded 0.85 euros in roaming revenues under this agreement.

(9)	Telefonica Móviles del Uruguay S.A. (“TMU”), Telefónica’s Uruguayan directly wholly-owned subsidiary, has an indirect relationship with Irancell via the Telefonica Link2One Roaming hub. During 2018, TMU recorded 0.09 euros in roaming revenues under this agreement.

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

International Carrier Agreement with Iran

Telefónica de España had an international carrier agreement with Telecommunication Company of Iran that was terminated in February 2018.

Pursuant to this agreement, both companies interconnected their networks to allow the international exchange of telephone traffic. Telefónica de España recorded 1,653.77 euros in revenues under this agreement in 2018 until it was terminated. The net profit recorded by Telefónica de España pursuant to this agreement did not exceed such revenues.

D. Property, Plant and Equipment

On December 31, 2018, we had fixed and mobile operations in 2,871 properties, 1,472 of which we own, of which 128 are administrative buildings. Besides that, we have entered into standard leasing agreements to rent the remaining properties, under which 122 administrative areas, 14 kiosks and 293 retail stores are leased.

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

Our main physical property for mobile services consists of transmission equipment, switching equipment, base stations, and other communication devices, such as voicemail, prepaid service, short message service, home location registers, signaling transfer point, packet data switching network and gateways. All switches, cellular sites, administrative buildings, administrative facilities, warehouses and stores are insured against damages for operational risks.

Pursuant to Brazilian legal proceedings, liens have been attached to several properties pending the outcome of various legal proceedings to which we are a party. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.” In addition, certain of our properties are still pending the applicable licenses and approvals from the local fire departments.

We are constantly making improvements to our facilities and network to meet customer demand and to improve the level of services we offer our clients.

On December 31, 2018, the net book value of our property, plant and equipment amounted R$34.1 billion (R$33.2 billion on December 31, 2017), which included reversible assets in the amount of R$8.6 billion.

Environmental matters

Brazilian Federal, State and Municipal legislation provide for the control and protection of the environment. These laws govern the appropriate use of natural resources, control of atmospheric emissions and noise, treatment of effluents, handling and final disposal of hazardous materials, amongst others.

Under these laws, certain environmental licenses must be secured prior to the construction, installation, expansion and operation of facilities that use natural resources or that may pollute the environment, including those related to installation and operation of radio/cell stations and antennas. According to the stage of the project, the environmental licenses may be: (1) a preliminary license, which approves the location and design of the project and must be obtained in the early stages of the project or activity to certify its environmental feasibility; (2) an installation license, which authorizes the installation of the project or activity in accordance with the specifications set forth in approved plans, programs and projects; or (3) an operation license, which authorizes commencement of operations once the conditions for compliance with the preliminary and installation licenses are met, and may impose additional conditions applicable to the project’s operations.

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

Regarding the last subject matter, in accordance with the Environmental National Policy (Law No. 6,938/1981), the owner of a real estate property located in a contaminated area may be compelled by the relevant environmental agency to clean up the area, regardless of fault and the damage causes. Environmental authorities have been adopting an increasingly stringent position in connection with the handling of contaminated areas, including the creation of environmental standards to preserve the quality of land and underground water. Non-compliance with guidelines set by the relevant environmental and health authorities with respect to surveys and analyses of potentially contaminated areas or the exposure of persons to toxic fumes or residues may result in administrative and legal penalties for the developments and their management, in addition to the damage it can cause to our reputation as a responsible company We perform periodic environmental investigations to assess any possible liability with respect to contamination of soil.

We are subject to administrative review of our activities and corporations found to be in violation of these administrative environmental regulations can be fined up to R$50 million, have their operations suspended, be barred from entering into certain types of government contracts, be required to repair or provide indemnification in respect of any environmental damages they cause, be required to suspend tax benefits and incentives, be at competitive disadvantage to match the requirements of global sustainability index such as Dow Jones Sustainability Index and ISE (Index of corporate sustainability from B3 – Brazil), among others.

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

We have a series of systems in place to protect our networks, our reputation and operations from environmental damage.

Additionally, we have systems in place for the proper disposal of batteries and oil, in our construction operations and to address other environmental issues that may arise in the operation and maintenance of our properties. In 51 cities (that cover more than 40% of our clients) we have a certified Environmental Management System that meets ISO14.001 requirements since 2016. We also maintain the control of radio frequency energy levels transmitted by our antennas, in accordance with current legislation. The energy consumption of our network infrastructure is very high and to address this challenge we established a global target that at least 50% of our energy consumption would come from renewable sources by 2020 and 100% by 2030. However, in 2018 we decided to acquire Renewable Energy Certificates (RECs), which offset our energy consumption from non-renewable sources, ensuring that 100% of our current energy consumption either directly originates from clean and renewable sources, or is offset by RECs that represent energy originated by clean and renewable sources. Therefore, on a net basis, we have reached our goals well before the stipulated deadline.

Also, to comply with Brazilian Federal regulations, (National Solid Waste Policy - Law 12,305/10), we were the first telecommunications company in Brazil to offer collection points at all of our stores for old mobile phones, accessories and batteries, where customers and other individuals can dispose of their used equipment ensuring proper disposal of these materials. At fixed line telecom business, we directly pick up equipment that is defective from customers or once the contract ends. These materials underwent triage and can be refurbished to be used again with full technical capacity and layout conditions. Through an online form on our website, customers can schedule pick-ups of equipment that they no longer use. These processes ensure that almost all of the collected electronic waste is recycled.

Moreover, we perform periodic environmental investigations to assess any possible liability with respect to contamination of soil and groundwater, including internal audits of our Environmental Management System (EMS), conducted by our sustainability unit at planned intervals.

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

Brazilian economic environment

The Brazilian economy has experienced varying rates of growth this decade. According to IBGE (Instituto Brasileiro de Geografia e Estatística), the Brazilian GDP increased by 1.1% in 2017, after decreasing by 3.3% in 2016 and 3.5% in 2015. According to market data, in 2018, the Brazilian GDP grew by approximately 1.3%.

Consumer prices, as measured by the IPCA, increased by 3.7% in 2018. Accordingly, growth in consumer prices stood below the lower limit of the inflation target band established by the Central Bank of 4.5% +/- 1.5%. In 2016 and 2017, the increases in IPCA were 6.3% and 2.9%, respectively. Inflation, as measured by the Brazilian general price index (Índice Geral de Preços - Disponibilidade Interna), or the IGP-DI, calculated by the FGV, which includes wholesale, retail and home-building prices, increased by 7.2% and decreased by 0.4% in 2016 and 2017, respectively. In 2018, the IGP-DI increased by 7.1%.

As inflation rate measured by IPCA stood between the target of 4.5% and its lower bound of 3.0%, the Central Bank decreased the basic interest rate (Sistema Especial de Liquidação e de Custódia), or SELIC rate, to 6.5% by the end of 2018 and is keeping this level, from 7.0% as of the end of 2017.

Brazil closed 2018 with a trade balance surplus of US$53.6 billion, a lower but still very comfortable level than in relation to the surplus of US$64.0 billion at the end of 2017. Exports increased by 10.0%, registering US$239.0 billion, while imports increased by 21.0%, to US$185.5 billion. Foreign Direct Investments inflows into the country have increased, reaching US$88.3 billion, compared to US$70.3 billion in 2017. Portfolio investments have registered negative net flows of US$8.4 billion in 2018, in comparison to negative flows of US$1.7 billion in 2017. As a result of this performance of external accounts, international reserves at the end of 2018 were US$387.0 billion, an increase of US$5 billion compared to December 31, 2017.

Despite the improvement in economic activity, inflation and external accounts, some areas of the economy remained unfavorable, as is the case of the primary fiscal deficit. The fiscal result this year was another deficit, of 1.7% of the GDP, compared to 1.9% in 2017’s result. The slight improvement, resultant from both the gradual recovery of the economic activity the expenditures control, have contributed for the change of outlook by the rating agencies’ to the stability of the Brazilian sovereign debt credit rating. However, risk premium indexes have increased. The J.P. Morgan Emerging Markets Bond Index Plus (EMBI + Brazil), which tracks total returns for traded external debt instruments in emerging markets, reached 270 basis points by the end of 2018, down from 240 basis points at the end of 2017 and 328 basis points at the end of 2016. Factors such as the less favorable external scenario and political uncertainties during the elections period contributed to an increase in the EMBI.

The Real depreciated against the U.S. dollar in 2018 by 17.1%. The exchange rate on December 31, 2018 was R$3.8748 per US$1.00, from R$3.3080 per US$1.00 on December 29, 2017.

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

The table below shows the Brazilian general price inflation (according to the IGP-DI, IPCA and the IST) for the years ended December 31, 2014 through 2018:

	Inflation Rate (%) as Measured by IGP-DI(1)	Inflation Rate (%) as Measured by IPCA(2)	Inflation Rate (%) as Measured by IST(3)
December 31, 2014	3.8	6.4	5.9
December 31, 2015	10.7	10.7	11.1
December 31, 2016	7.2	6.3	6.0
December 31, 2017	(0.4)	2.9	3.2
December 31, 2018	7.1	3.7	5.5

____________________

(1) Source: IGP-DI, as published by the FGV.

(2) Source: IPCA, as published by the IBGE.

(3) Source: IST, as published by the Agência Nacional de Telecomunicações.

Discussion of Critical Accounting Estimates and Policies

The preparation of the financial statements requires the use of certain critical accounting estimates and the exercise of judgment by the Company’s Management in applying the Company’s accounting policies. These estimates are based on experience, better knowledge, information available at the end of the fiscal year, and other factors, including expectations of future events that are believed to be reasonable in the circumstances. Settlement of transactions involving these estimates may result in values that are different from those recorded in the financial statements due to the criteria inherent in the estimation process. The Company reviews its estimates at least annually.

The significant and relevant estimates and judgments applied by the Company in the preparation of these financial statements are presented in the following notes. The areas involving a higher degree of judgment or complexity are described below.

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

Estimated losses for impairment of accounts receivable

In determining whether the credit risk of a financial asset has increased significantly since the initial recognition and in estimating the expected credit losses, we consider reasonable and bearable information that is relevant and available. This includes quantitative and qualitative information and analysis, based on our historical experience, credit assessment and considering forward-looking information. Although we believe that the assumptions used are reasonable, actual results may be different.

Additional information on estimated losses for impairment of accounts receivable is disclosed in Note 4 to our consolidated financial statements.

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

The carrying value of goodwill and the key assumptions used in performing the annual impairment assessment are disclosed in Note 14 to our consolidated financial statements.

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

Additional information on provisions for tax, labor, civil and regulatory proceedings is disclosed in Note 19 to our consolidated financial statements.

Pension and other post-retirement benefit plans

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

The value of our net pension obligation on December 31, 2018, the key financial assumption used to measure the obligation as well as the sensitivity of our pension liability on December 31, 2018 and of the income statement charge in 2016, 2017 and 2018 to changes in these assumptions, is disclosed in Note 30 to our consolidated financial statements.

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

Additional information on fair value of financial instruments is disclosed in Note 31 to our consolidated financial statements.

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

Additional information on taxes is disclosed in Notes 7, 8 and 17 to our consolidated financial statements.

Revenue recognition

Customer Loyalty Program

We have a customer loyalty program that allows customers to accumulate points when generating traffic from the use of our mobile services. The accrued points may be exchanged for handsets or services, provided the customer has a minimum stipulated balance of points. The consideration received is allocated to the cost of handsets or services and the related points earned based on the relative fair value. The fair value of the points is calculated by dividing the discount value granted as a result of the customer loyalty program by the number of points needed to carry out the redemption. The fair value accrued on the balances of generated points is deferred and recognized as income upon redemption of points.

For determining the number of points to be recognized, we apply statistical techniques, which take into consideration assumptions such as estimated redemption rates, expiration dates, cancellation of points and other factors. These estimates are subject to variations and uncertainties due to changes in the redemption behavior of the customers.

A change in the assumptions regarding these factors could affect the estimated fair value of the points under the customer loyalty program and it could affect the apportionment of revenue among the elements and, as a result, revenues in future years.

Revenue recognition - revenue from unbilled services

We have billing systems for services with intermediate cut-off dates. Thus, at the end of each month there are revenues already received by us, but that are not effectively invoiced to our customers. These unbilled revenues are recorded based on estimates, which take into account historical consumption data, number of days elapsed since the last billing date, among others. Because historical data are used, these estimates are subject to significant uncertainties.

Additional information on revenue recognition is disclosed in Note 24 to our consolidated financial statements.

Sources of Revenue

The breakdown of our gross operating revenue is presented net of discounts granted. In addition, we categorize our revenue according to the following groups:

•	Fixed and mobile telephone services

Includes revenues from fixed and mobile telephone, principally:

•	Local: includes the sum of revenues from monthly subscription fees, installation fees, local services, public telephones and fixed-to-mobile revenues;

•	Domestic long-distance: includes the sum of fixed-to-mobile revenues and domestic long distance calls and domestic long-distance calls placed on public telephones;

•	International long-distance: includes the sum of revenues from international long distance calls and international long-distance placed on public telephones; and

•	Usage charges: include measured service charges for calls, monthly fee and other similar charges.

•	Data Transmission and value-added services

•	Wholesale: includes the sum of infrastructure rental revenues; and

•	Value Added Services: Vivo Música, Vivo Educa, Vivo Sync, Vivo PlayKids, Vivo NBA, Vivo Família Online, Vivo Meditação, among others; and

•	Data Transmission: Fixed and mobile data including FTTH, xDSL, cable on the fixed side and 3G and 4G on the mobile side.

•	Interconnection fees

•	Interconnection fees are amounts we charge other cellular and fixed-line service providers for the use of our network.

•	Pay TV

•	Includes TV services through satellite, cable or IPTV technology.

•	Sale of goods and equipment

•	The sale of wireless devices and accessories.

•	Other Services

•	Other services include integrated solution services offered to residential and corporate clients, such as Internet access, private network connectivity and leasing of computer equipment; and

•	Other telecommunications services such as extended service, caller identification, voice mail and cellular blocker, among others.

Results of Operations

The following table sets forth certain components of our net income for each year ended December 31, 2018, 2017 and 2016 as well as the percentage change of each component.

In 2017, we acquired 100% of shares of Terra Networks Brasil S.A. (“Terra Networks”). Results of Terra Networks S.A. are consolidated into our financial statements as from July 3, 2017. Notwithstanding, results from Terra Networks are not material and therefore our results of operations for the years ended December 31, 2018 and 2017 are comparable with our results of operations for the years ended December 31, 2016, 2015 and 2014. See Note 1 c.1 to our consolidated financial statements and “Item 4.A.—Historical Background—Acquisition of Terra Networks by TData” for further information.

In 2015, we acquired 100% of shares of GVT Participações S.A. (“GVT”). Results of GVT are consolidated into our financial statements as from May 1, 2015. See Note 1 c.3 to our consolidated financial statements and “Item 4.A.—Historical Background—Acquisition of GVT” for further information. As mentioned in footnote 1.c2, as part of the corporate restructuring in 2016, GVT was merged into Telefônica Brasil S.A.

	Year ended December 31,			Percent change	Percent change
	2018	2017	2016	2018-2017	2017-2016
	(in millions of reais)
Net operating revenue	43,462.7	43,206.8	42,508.4	0.6%	1.6%
Cost of sales	(21,025.7)	(20,272.6)	(20,823.0)	3.7%	(2.6%)
Gross profit	22,437.0	22,934.2	21,685.4	(2.2%)	5.8%
Operating expenses:
Selling expenses	(12,832.7)	(13,136.4)	(12,455.4)	(2.3%)	5.5%
General and administrative expenses	(2,599.0)	(2,443.1)	(2,793.3)	6.4%	(12.5%)
Other net operating income (expenses), net	2,450.9	(722,5)	(68.7)	(439.2%)	951.7%
Total operating income (expenses), net	(12,980.8)	(16,302.0)	(15,317.4)	(20.4%)	6.4%
Operating income	9,456.2	6,632.2	6,368.0	42.6%	4.1%
Financial income (expenses), net	1,827.2	(903.0)	(1,234.5)	(302.3%)	(26.9%)
Equity pickup	(5.9)	1.5	1.2	(493.3%)	25.0%
Income before taxes	11,277.5	5,730.7	5,134.7	96.8%	11.6%
Income and social contribution taxes	(2,349.2)	(1,121.9)	(1,049.5)	109.4%	6.9%
Net income for the year	8,928.3	4,608.8	4,085.2	93.7%	12.8%
Net income attributable to:
Controlling shareholding	8,928.3	4,608.8	4,085.2	93.7%	12.8%
Net income for the year	8,928.3	4,608.8	4,085.2	93.7%	12.8%

Results of Operations for the Year Ended December 31, 2018 Compared to the Year Ended December 31, 2017

Gross operating revenue

Our gross operating revenue decreased by 0.7% to R$65,794.4 million in 2018 from R$66,243.2 million in 2017. Service revenue decreased by 2.2%, to R$61,292.4 million in 2018 from R$62,696.5 million in 2017, mainly due to the maturity of fixed and mobile voice, prepaid and DTH, partially offset by the good performance of key segments, as postpaid and FTTH. Sale of goods revenue increased by 26.9% to R$4,502.0 million in 2018 from R$3,546.7 million in 2017, related to the strong sales activities in the period. The table and descriptions below set forth explanations for these variations:

	Year ended December 31,		Percent change
	2018	2017	2018-2017
	(in millions of reais)
Gross operating revenue	65,794.4	66,243.2	(0.7%)
Services (1)	61,292.4	62,696.5	(2.2%)
Sale of goods (2)	4,502.0	3,546.7	26.9%
Deductions from gross operating revenue	(22,331.7)	(23,036.4)	(3.1%)
Taxes	(14,559.9)	(16,058.6)	(9.3%)
Services	(13,820.8)	(15,468.3)	(-10.7%)
Sale of goods	(739.1)	(590.3)	(25.2%)
Discounts granted and return of goods	(7,771.8)	(6,977.8)	11.4%
Services	(6,289.0)	(5,340.6)	17.8%
Sale of goods	(1,482.8)	(1,637.2)	(9.4%)
Net operating revenues	43,462.7	43,206.8	0.6%
Services	41,182.6	41,887.6	(1.7%)
Sale of goods	2,280.1	1,319.2	72.8%

____________________

(1)	These include telephone services, use of interconnection network, data and SVA services, cable TV and other services.

(2)	These include sale of goods (handsets, sim cards and accessories) and equipment of the “Soluciona TI.”

Net operating revenue

Net Operating Revenue increased by 0.6% to R$43,462.7 million in 2018 from R$43,206.8 million in 2017, due to the increase in revenues from telecommunication services, as a result of strong increase in data transmission and value-added services revenues from the successful upselling of mobile data bundles, strong migration to 4G and 4.5G, higher smartphone penetration within our customer base, and robust fixed broadband evolution, mainly due to strong growth in ultra-broadband revenues driven by higher adoption of FTTH and footprint expansion. These factors were partially offset by a reduction in outgoing voice and interconnection revenues, resulting from decreases in mobile and fixed termination rates mandated by ANATEL, which became effective in February 2018, as described in “Item 4. Information On The Company—B. Business Overview—Regulation of the Brazilian Telecommunications Industry—Mobile Services—Interconnection Fees—Mobile service.”

Cost of sales

Cost of sales increased by R$753.1 million, or 3.7%, to R$21,025.7 million in 2018 from R$20,272.6 million in 2017. The table and descriptions below set forth explanations for these variations:

	Year ended December 31,		Percent change
	2018	2017	2018-2017
	(in millions of reais)
Cost of goods sold	(2,406.1)	(1,955.9)	23.0%
Depreciation and amortization	(6,487.9)	(5,963.1)	8.8%
Outside services and other	(5,413.0)	(5,650.1)	(4.2%)
Interconnection and network use	(1,294.5)	(1,441.0)	(10.2%)
Rental, insurance, condominium and connection means	(2,957.4)	(2,624.4)	12.7%
Personnel	(872.0)	(845.4)	3.1%
Taxes, charges and contributions	(1,594.8)	(1,792.7)	(11.0%)
Cost of sales	(21,025.7)	(20,272.6)	3.7%

Cost of Goods Sold: Cost of goods sold increased by R$450.2 million, or 23.0%, to R$2,406.1 million in 2018 from R$1,955.9 million in 2017, mainly due to a strategic repositioning since in the fourth quarter of 2017, when we focused on increasing sales of handsets with positive profit margins, which also increased the cost of goods sold in 2018.

Depreciation and Amortization: Costs related to depreciation and amortization increased by R$524.8 million, or 8.8%, to R$6,487.9 million in 2018 from R$5,963.1 million in 2017, as a result of the increase in fixed assets, reflecting the higher level of investments made by the Company in the expansion of 4G and 4.5G network and the acceleration of FTTH deployment in 2018.

Outside Services and Other: Costs related to outside services and other decreased by R$237.1 million, or 4.2%, to R$5,413.0 million in 2018 from R$5,650.1 million in 2017, primarily due to lower electricity costs and higher efficiency in maintenance activities.

Interconnection and Network Use: Costs related to interconnection and network use decreased by R$146.5 million, or 10.2%, to R$1,294.5 million in 2018, from R$1,441.0 million in 2017, primarily as a result of the decreases in mobile and fixed termination rates mandated by ANATEL, which became effective in February 2018.

Rental, Insurance, Condominium and Connection Means: Costs related to rent, insurance, condominium and connection means increased by R$333.0 million, or 12.7%, to R$2,957.4 million in 2018, from R$2.624.4 million in 2017, as a result of higher rental and leasing expenses in connection with sites where we install our antennas, due to the expansion in 4G and 4.5G coverage and focus on service quality.

Personnel: Personnel expenses increased by R$26.7 million, or 3.1% (below the inflation rate of 3.7% in the same period as measured by the IPCA rate), to R$872.0 million in 2018 from R$845.4 million in 2017, driven by costs related to rightsizing processes and by changes in collective bargaining agreements.

Taxes, Charges and Contributions: Taxes, charges and contributions decreased by R$197.9 million, or 11.0%, to R$1,594.8 million in 2018, from R$1,792.7 million in 2017, primarily due to lower regulatory taxes paid in the period resulting from the disconnection of unprofitable prepaid customers, in accordance with ANATEL policies.

Operating expenses

Operating Expenses decreased by R$3,321.2 million, or 20.4%, to R$12,980.8 million in 2018, from R$16,302.0 million in 2017. The table and descriptions below set forth explanations for these variations:

	Year ended December 31,		Percent change
	2018	2017	2018-2017
	(in millions of reais)
Selling expenses	(12,832.7)	(13,136.4)	(2.3%)
General and administrative expenses	(2,599.0)	(2,443.1)	6.4%
Other operating income (expenses), net	2,450.9	(722.5)	(439.2%)
Total	(12,980.8)	(16,302.0)	(20.4%)

Selling Expenses: Our selling expenses decreased by R$303.7 million, or 2.3%, to R$12,832.7 million in 2018 from R$13,136.4 million in 2017, mainly due to lower expenses related to call centers, back office, billing and posting, due to the increasing penetration of our digitalization and automatization initiatives, and other measures that increased our overall efficiency, as well as increases in online sales, improving our customer experience while reducing our related selling expenses.

General and Administrative Expenses: Our general and administrative expenses increased by R$155.9 million, or 6.4%, to R$2,599.0 million in 2018, from R$2,443.1 million in 2017, due to higher personnel expenses in the period, related to severance expenses associated with an organizational restructuring implemented in the year in order to optimize our general and administrative expenses.

Other Operating Income (Expenses), Net: Other operating income, net increased by R$3,173.4 million, or 439.2%, to an income of R$2,450.9 million in 2018, from expenses of R$722.5 million in 2017. This non-recurring income, which amounted to R$3,386.4 million in 2018, was related to a positive outcome of legal proceedings we had in the Superior Court of Justice (STJ), which recognized the right to deduct the ICMS tax from the basis of calculation of PIS/COFINS contributions, leading to a revision of expense amounts relating to payments made by TELESP and Telefônica Data from 2003 to 2014 and by Vivo from 2004 to 2013.

Financial income (expenses), net

For the year ended December 31, 2018, financial income, net reached R$1,827.2 million, an increase of R$2,730.2 million or 302.3%, from an expense of R$903.0 million for the year ended December 31, 2017, primarily because of the non-recurring financial effect registered in the period, in the amount of R$2,720.7 million, primarily resulting from non-recurring income resulting from the above-mentioned judicial decisions relating to the exclusion of ICMS tax from the PIS/COFINS tax base on TELESP and Telefônica Data’s operations from 2003 and 2014 and from Vivo’s operations between 2004 and 2013.

Income and social contribution taxes

We recorded an expense from income and social contribution taxes in the amount of R$2,349.2 million in 2018, compared to an expense of R$1,121.9 million in 2017, as a result of a 96.8% increase in income before income tax and social contribution against the prior year.

The effective rate of income and social contribution taxes increased to 20.8% in 2018 compared with 19.6% in 2017, primarily as a result of an increase in taxable income related to the final judgment in the Superior Court of Justice, in favor of the Company, recognizing the right to deduct the ICMS from the basis of calculation of PIS/COFINS contributions.

Results of Operations for the year ended December 31, 2017 compared to the year ended December 31, 2016

Gross operating revenue

Our gross operating revenue increased by 1.9% to R$66,243.2 million in 2017 from R$65,006.7 million in 2016. Service revenue increased by 1.9%, to R$62,696.5 million in 2017 from R$61,513.1 million in 2016, mainly due to the good performance of key segments, as postpaid and ultra-broadband, partially offset by the maturity of fixed and mobile voice, prepaid and DTH. Sale of goods revenue increased by 1.5% to R$3,546.7 million in 2017 from R$3,493.6 million in 2016. The table and descriptions below set forth explanations for these variations:

	Year ended December 31,		Percent change
	2017	2016	2017-2016
	(in millions of reais)
Gross operating revenue	66,243.2	65,006.7	1.9%
Services (1)	62,696.5	61,513.1	1.9%
Sale of goods (2)	3,546.7	3,493.6	1.5%
Deductions from gross operating revenue	(23,036.4)	(22,498.3)	2.4%
Taxes	(16,058.6)	(15,388.8)	4.4%
Services	(15,468.3)	(14,780.0)	4.7%
Sale of goods	(590.3)	(608.8)	(3.0%)
Discounts granted and return of goods	(6,977.8)	(7,109.5)	(1.9%)
Services	(5,340.6)	(5,612.7)	(4.8%)
Sale of goods	(1,637.2)	(1,496.8)	9.4%
Net operating revenue	43,206.8	42,508.4	1.6%
Services	41,887.6	41,120.4	1.9%
Sale of goods	1,319.2	1,388.0	(5.0%)

____________________

(1)	These include telephone services, use of interconnection network, data and SVA services, cable TV and other services.

(2)	These include sale of goods (handsets, sim cards and accessories) and equipment of the “Soluciona TI.”

Net operating revenue

Net Operating Revenue increased by 1.6% to R$43,206.8 million in 2017 from R$42,508.4 million in 2016, due to the increase in revenues from telecommunication services, as a result of strong increase in data transmission and value-added services revenues from the successful upselling of mobile data bundles, strong migration to 4G and higher smartphone penetration within our customer base, and robust fixed broadband evolution, mainly due to strong growth in ultra-broadband revenues driven by higher adoption of FTTH and footprint expansion. These factors were partially offset by decreasing outgoing voice and interconnection revenues, resulting from decreases in mobile and fixed termination rates mandated by ANATEL, which became effective in February 2017, as described in “Item 4. Information On The Company—B. Business Overview—Regulation of the Brazilian Telecommunications Industry—Mobile Services—Interconnection Fees—Mobile service.”

Cost of sales

Cost of sales decreased by R$550.4 million, or 2.6%, to R$20,272.6 million in 2017 from R$20,823.0 million in 2016. The table and descriptions below set forth explanations for these variations:

	Year ended December 31,		Percent change
	2017	2016	2017-2016
	(in millions of reais)
Cost of goods sold	(1,955.9)	(2,118.9)	(7.7%)
Depreciation and amortization	(5,963.1)	(5,821.6)	2.4%
Outside services and other	(5,650.1)	(5,794.9)	(2.5%)
Interconnection and network use	(1,441.0)	(1,924.1)	(25.1%)
Rental, insurance, condominium and connection means	(2,624.4)	(2,326.1)	12.8%
Personnel	(845.4)	(976.2)	(13.4%)
Taxes, charges and contributions	(1,792.7)	(1,861.2)	(3.7%)
Cost of sales	(20,272.6)	(20,823.0)	(2.6%)

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

The effective rate of income and social contribution taxes decreased to 19.6% in 2017 compared with 20.4% in 2016, as a result of an increase in distributions of interest on shareholders’ equity during 2017, which is deductible for income tax purposes.

B. Liquidity and Capital Resources

General

We fund our operations and capital expenditures primarily from operating cash flows, loans obtained from financial institutions or development banks, and debentures. As of December 31, 2018, we had R$3,4 billion in cash and cash equivalents. We do not have any material unused sources of liquidity.

Our principal cash requirements include:

•	the servicing of our indebtedness;

•	capital expenditures; and

•	the payment of dividends.

Our management believes that our sources of liquidity and capital resources, including working capital, are adequate for our present requirements.

Sources of Funds

Our cash flow from operations was R$11.9 billion in 2018, a decrease of 5.5% compared to R$12.6 billion in 2017. The decrease in cash flow from operations is due to the clearing of the provision legal deposits (FISTEL and EBC fee that were previously deposited and will be converted into revenue) of R$ 2.5 billion, offset by cash flow used in investing activities, without cash outflow. Excluding these non-recurring impacts, our cash flow from operations would be R$ 14.4 billion in 2018, an increase of 14.3% compared to R$ 12.6 billion in 2017. The increase in cash flow from operations reflects the increase in revenues from mobile services mainly driven by data revenues and the increase in devices revenues. There was also a decrease in expenses with interconnection, FUST/FUNTELL tax, maintenance and conservation services, call center and commissioning, advertising and posting/billing.

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

Uses of Funds

Our cash flow used in investing activities was R$5.7 billion in 2018 compared to R$8.4 billion in 2017. The decrease in cash flow used in investing activities is due to the clearing of the provision legal deposits (Fistel and EBC fee that were previously deposited and now decided to be converted into revenue) of R$ 2.5 billion, offset in Cash flow from Operation, without cash outflow. Excluding these non-recurring impacts, our cash flow used in investing activities would be R$ 8.2 billion in 2018, a decrease of 3.0% compared to R$ 8.4 billion in 2017. The decrease in cash flow used in investing activities of R$0.3 billion in 2018 compared to 2017 was primarily due to the acquisition of Terra in 2017.

Our cash flow used in investing activities was R$8.4 billion in 2017 compared to R$6.9 billion in 2016. The increase in cash flow used in investing activities of R$1.5 billion in 2017 compared to 2016 was primarily due to the additions to property, plant and equipment and intangible assets, to the acquisition of Terra in 2017, and to proceeds from the one-time sale of fixed assets in 2016.

Our cash flow used in financing activities recorded an outflow of R$6.9 billion in 2018 compared to an outflow of R$5.3 billion in 2017. The increase in cash flow used in financing activities of R$1.7 billion in 2018 compared to 2017 was due primarily to the increase in payment of dividends and interest on equity (R$0.5 billion) and there were no debentures raised in 2018 (debentures raised R$3.1 billion in 2017), partially offset by a decrease in payments of loans and debentures (R$1.6 billion).

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

Indebtedness

As of December 31, 2018, our total debt was as follows:

Debt	Currency	Annual interest rate payable	Maturity	Total amount outstanding (in millions of reais)
BNDES loans and financing	UR TJLP	TJLP + 0.0% to 4.08%	2023	940.0
BNDES loans and financing	R$	2.5% to 6.0%	2023	165.2
BNDES loans and financing	R$	SELIC D-2 + 2.32%	2023	325.9
BNDES	UMBNDES (1)	ECM(1) + 2.38%	2019	96.6
BNB – Banco do Nordeste loans and financing	R$	7.0% to 10.0%	2022	54.8
Debentures 4th issue - Series 3	R$	IPCA + 4.0%	2019	41.1
Debentures 1st issue - Minas Comunica	R$	IPCA + 0.5%	2021	78.7

Debentures 5th issue - Single Series	R$	108.25% of CDI	2022	2,048.9
Debentures 6th issue - Single Series	R$	100% of CDI + 0.24 spread	2020	1,005.1
Finance Leases (2)	R$	-	2033	393.0
Contingent Consideration	R$	-	2025	465.7
Suppliers finance arrangements	R$	101.4 to 109.4% of CDI	2018	524.2
Total debt				6,139.4
Current				1,464.2
Noncurrent				4,675.3

____________________

(1)	The UMBNDES is a monetary unit of the Brazilian Development Bank (BNDES) that reflects the weighted basket of currencies in which the BNDES borrows. The Currency Basket Charge (Encargos da Cesta de Moedas), or ECM, is a rate disclosed by BNDES on a quarterly basis.

(2)	Our finance leases are related to towers and rooftops, IT equipment leases, infrastructure rent and other means of transmission.

Interest and principal payments on our indebtedness as of December 31, 2018 due in 2019 and 2020 total R$1,464.2 million and R$1,426.5 million, respectively.

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

As of December 31, 2018, we were not in default of any of our obligations and therefore none of our liabilities were subject to acceleration.

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

As of December 31, 2018, 1.6% of our R$6.1 billion of financial indebtedness was denominated in UMBNDES (which is partially tied to the U.S. dollar). See Note 33 to the Consolidated Financial Statements. Devaluation of the real causes exchange losses on foreign currency-denominated indebtedness and commitments and exchange gain on foreign currency-denominated assets and corporate stakes in foreign companies.

We use derivative instruments to limit our exposure to exchange rate risk. Since September 1999, we have hedged all of our foreign currency-denominated bank debt using swaps and other derivative instruments. Since May 2010, the company began using net balance coverage, which is the hedging of net positions in foreign exchange exposures, or assets (issued invoices) minus liabilities (received invoices) for foreign exchange exposures, substantially reducing our risk to fluctuations in exchange rates. We could still continue to face exchange rate exposure with respect to our planned capital expenditures, however, as a small part of our planned capital expenditures are denominated or indexed in foreign currencies (mostly U.S. dollars). We systematically monitor the amounts and time of exposure to exchange rate fluctuations and may hedge positions when deemed appropriate.

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

For more information, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

Capital Expenditures and Payment of Dividends

Our principal capital requirements are for capital expenditures and payments of dividends to shareholders. Capital expenditures consisted of additions to property, plant and equipment and additions to intangible assets, including licenses which totaled R$8.2 billion, R$8.0 billion and R$8.2 billion for the years ended December 31, 2018, 2017 and 2016, respectively. These expenditures relate primarily to the expansion of our network. We may seek financing for part of our capital expenditures and cash management assistance from the Brazilian government, in particular from BNDES, which is the main government financing agent in Brazil, as well as from the local or foreign capital markets or from local and foreign financial institutions. See “Item 4. Information on the Company—A. History and Development of the Company—Capital Expenditures.”

Pursuant to our bylaws and Brazilian Corporate Law, we are required to distribute a mandatory minimum dividend of 25% of our “adjusted net income” (as defined below) in respect of each fiscal year to the extent earnings are available for distribution. Holders of preferred shares are assured priority in the reimbursement of capital, without a premium, and are entitled to receive cash dividends that are 10% higher than those attributable to common shares.

Adjusted net income, as determined by Brazilian Corporate Law, is an amount equal to our net income adjusted to reflect allocations to or from (i) legal reserve, (ii) statutory reserve and (iii) a contingency reserve for anticipated losses, if any.

We may also make additional distributions to the extent that we have profits and reserves available to distribute. All of the above distributions may be made as dividends or as tax-deductible interest on shareholders’ equity. Interest on shareholders’ equity is tax-deductible payments pursuant to Brazilian Corporate law, that a company may make, in addition to dividends, which the company may treat as financial expenses for tax and social contribution purposes. For more information on the payment of interests on shareholders’ equity, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividends and Dividend Distribution Policy—Dividends and Interest on Shareholders’ Equity.” We deliberated in favor of the distribution of dividends and interest on shareholders’ equity of R$7.0 billion, R$4.6 billion and R$4.1 billion in 2018, 2017 and 2016, respectively.

Our management expects to meet 2019 capital requirements primarily from cash provided from our operations. Net cash provided by operations was R$11.9 billion, R$12.6 billion and R$11.4 billion in 2018, 2017 and 2016, respectively.

Adjustments to net income for purposes of calculating the basis for dividends include allocations to various reserves that effectively reduce the amount available for the payment of dividends. For the fiscal year ended December 31, 2018, in addition to the interim dividend and interest on own capital payments made in 2018, management decided to propose (i) the allocation of R$1.7 billion of profits available for distribution to Reserve of Modernization and Expansion and (ii) an additional proposed dividend to shareholders in the amount of R$2.5 billion. The proposal to allocate profits to Reserve of Modernization and Expansion and to pay dividends will be approved at the shareholders’ meeting that will approve the 2018 annual report. See “Item 3. Key Information—D. Risk Factors—Risks Relating to the Preferred Shares and the ADSs—Holders of our Preferred Shares and ADSs generally do not have voting rights” and “Item 10. Additional Information—B. Memorandum and Articles of Association—Description of Our Bylaws—Voting Rights.”

Accounting Pronouncements

The accounting policies adopted in the preparation of the consolidated financial statements for the year ended December 31, 2018 are consistent with those used in the preparation of the consolidated annual financial statements for the year ended December 31, 2017, except for the changes required by the new pronouncements, interpretations and amendments approved for the IASB, which came into effect as of January 1, 2018, as follows:

Standards and amendments
IFRS 9	Financial Instruments
IFRS 15	Revenue from Contracts with Customers
Clarifications to IFRS 15	Revenue from Contracts with Customers, issued on April 12, 2016
Amendments to IFRS 2	Classification and Valuation of Share-Based Transactions
Improvements to IFRS Standards	2014-2016 Cycle

The adoption of part of these standards, changes and interpretations did not have a significant impact on the financial position of the Company and its subsidiaries in the initial period of application. However, for IFRS 9 and IFRS 15, there was a significant impact on the consolidated financial position at the time of their adoption and prospectively.

IFRS 9 Financial Instruments

IFRS 9 simplified the current measurement model for financial assets and established three main categories: (i) amortized cost; (ii) fair value through profit or loss; and (iii) fair value through other comprehensive income (“OCI”), depending on the business model and the characteristics of the contractual cash flows. Regarding recognition and measurement of financial liabilities there were not significant changes from current criteria except for the recognition of changes in own credit risk in OCI for those liabilities designated at fair value through profit or loss.

IFRS 9 introduced the expected credit loss model as the new model for impairment losses on financial assets. This new model requires that the expected credit losses be recorded from the initial recognition of the financial asset. The Company applied the simplified approach and recorded lifetime expected losses on all trade receivables. Consequently, the application of the new requirements led to an acceleration in the recognition of impairment losses on its financial assets, mainly trade receivables.

In addition, the new standard introduced a new and less restrictive hedge accounting model, requiring an economic relationship between the hedged item and the hedging instrument and that the hedge ratio be the same as that applied by the entity for risk management, criteria for documenting hedge relationships.

The main changes are related to the documentation of policies and hedging strategies, as well as the estimation and timing of recognition of expected losses on receivables from customers. The Company has decided to apply the option that allows not to restate comparative periods to be presented in the year of initial application.

From the analysis performed on the transactions of the 2017 financial year, the Company recognized on January 1, 2018, a decrease of R$364 million in retained earnings, before deferred taxes, as a result of the increase in the bad debt provision balance on receivables from customers.

In addition to the effects on provision for customer receivables defaults mentioned above, the adoption of IFRS 9 had impacts on the classification and measurement of financial assets and liabilities, as presented in the table below.

Classification by category
	Classification in accordance with IAS 39	Classification in accordance with IFRS 9
Financial Assets
Trade accounts receivable	Loans and receivables	Amortized cost
Derivative transactions	Hedges (economic)	Measured at fair value through comprehensive income

Financial Liabilities
Derivative transactions	Hedges (economic)	Measured at fair value through comprehensive income

IFRS 15 Revenues from Contracts with Customers

IFRS 15 establishes a global structure to determine when to recognize revenue from ordinary activities and by what amount. The basic principle is that an entity must recognize revenue from ordinary activities in a way that represents the transfer of goods or services committed with the customer in exchange for an amount that reflects the consideration that the entity expects to be entitled in exchange for such assets or services.

With the adoption of IFRS 15, for bundled packages that combine multiple wireline, wireless, data, internet or television goods or services, the total revenue is now allocated to each performance obligation based on their standalone selling prices in relation to the total consideration of the package and will be recognized when (or as) the obligation is satisfied, regardless of whether there are undelivered items. Consequently, when bundles include a discount on equipment, there is an increase in revenues recognized from the sale of handsets and other equipment, in detriment of ongoing service revenue over subsequent periods. To the extent that the packages are marketed at a discount, the difference between the revenue from the sale of equipment and the consideration received from the customer upfront is recognized as a contract asset in the statement of financial position.

All incremental costs to obtain a contract (sales commissions and other acquisition costs of third parties) are accounted for as prepaid expenses (assets) and amortized over the same period as the revenue associated with that asset. Similarly, certain contract fulfillment costs are also deferred to the extent that they relate to performance obligations that are satisfied over time.

Revenue from the sale of handsets to dealers is accounted for at the time of delivery and not at the time of sale to the final customer, as there is no performance obligation after delivery to dealers.

Certain changes of the contract have been accounted for as a retrospective change (i.e. as a continuation of the original contract), while other modifications are to be considered prospectively as separate contracts, such as the original contract end and the creation of a new one.

The Company adopted, as permitted by the technical pronouncement, the retrospective method modified with the cumulative effect of the initial application recognized as an adjustment to the opening balance of retained earnings on the date of the initial adoption. Therefore, comparative amounts of previous periods will not be restated.

IFRS 15 also allows the application of certain practical arrangements to facilitate the implementation of the new criteria. The Company has assessed which of them will be adopted in the implementation of the standard in order to reduce complexity in its application.

The main practical expedients that the Company adopted were:

•	Completed contracts: the Company did not apply the standard retrospectively to those contracts that were completed at January 1, 2018.

•	Portfolio approach: the Company applied the requirements of the standard to groups of contracts with similar characteristics, since, for the clusters identified, the effects do not differ significantly from an application on a contract by contract basis.

•	Financial component: was not be considered significant when the period between the moment when the promised good or service is transferred to a customer and the moment when the customer pays for that good or service is one year or less.

•	Costs to obtain a contract: these costs were recognized as an expense when incurred if the amortization period of the asset that the entity would otherwise recognize was one year or less.

The process of implementing the new requirements involved the introduction of modifications to the current information systems, the implementation of new IT tools, and changes in the processes and controls of the entire revenue cycle in the Company. This process of implementation in the Company entailed a high degree of complexity due to factors such as many contracts, numerous data source systems, as well as the need to make complex estimates.

From the analysis performed on the transactions of the 2017 financial year, considering commercial offers as well as the volume of contracts affected, the Company recognized on January 1, 2018 an increase in retained earnings of R$156 million, before deferred taxes, referring to first-time recognition of contract assets that lead to the early recognition of revenue from the sale of goods and the activation and deferral of incremental costs related to obtaining contracts and contract fulfillment costs that result in the subsequent recognition of customer acquisition costs and other sales.

New IFRS pronouncements, issues, amendments and interpretations of the IASB

In addition to the previously issued and amended standards, at the date of preparation of our financial statements as of and for the year ended December 31, 2018, the following issues and changes in IFRS and IFRICs had been published but were not mandatory.

The Company does not anticipate the early adoption of any pronouncement, interpretation or amendment that has been issued before application is mandatory for the year ended December 31, 2018.

Standards and amendments		Mandatory application: annual periods beginning on or after
Improvements to IFRS Standards	2015-2017 Cycle	January 1, 2019
IFRS 16	Leases	January 1, 2019
IFRIC 23	Uncertainty over Income Tax Treatments	January 1, 2019
Amendments to IFRS 9	Prepayment Features with Negative Compensation	January 1, 2019
Amendments to IAS 28	Long-term Interest in associates and Joint Ventures	January 1, 2019
Improvements to IFRS 10 and IAS 28	Sale or Constitution of Assets between an Investor and its Associate or Joint Venture	January 1, 2019

Based on the analyses made to date, the Company estimates that the adoption of these standards, amendments and interpretations will not have a significant impact on the consolidated financial statements in the initial period of adoption, except for the effects of IFRS 16, where there is an expectation of a significant impact on the consolidated financial position at the time of its adoption and prospectively.

IFRS 16 Leases

IFRS 16 requires lessees to recognize assets and liabilities arising from all leases (except for short-term leases and leases of low-value assets) in the statement of financial position.

The Company acts as a lessee in a significant number of leases on different assets, such as towers and the respective land where they are located, circuits, offices, stores and commercial real estate, mainly. A significant portion of these contracts are accounted for as operating leases under the current lease standard, with lease payments being recognized on the straight-line basis over the contract term.

The Company concluded the process of estimating the impact of this new standard on such contracts. This analysis included the estimation of the lease term, based on the non-cancellable period and the periods covered by options to extend the lease, when the exercise depends only on Company and where such exercise is reasonably certain. This depended, to a large extent, on the specific facts and circumstances applicable to the main class of assets in the telecom industry (technology, regulation, competition, business model, among others). In addition to this, the Company adopted assumptions to calculate the discount rate, which was based on the incremental borrowing rate of interest for the estimated term. On the other hand, the Company considered not to separately recognize non-lease components from lease components for those classes of assets in which non-lease components are not material with respect to the total value of the lease.

The standard also allows for two transition methods: retrospectively for all periods presented, or a modified retrospective approach, where the cumulative effect of adoption is recognized at the date of initial application. The Company decided to adopt the modified retrospective approach. The Company has opted for the practical expedient that allows it to not re-evaluate whether a contract is or contains a lease on the date of the initial adoption of IFRS 16, but to directly apply the new requirements to all contracts that, under the current standard, have been identified as leasing. In addition, certain handbooks are available on the first application in connection with the right to use, asset measurement, discount rates, impairment, leases that terminate within twelve months of the date of first adoption, direct start-up costs, and contract term of leasing. Accordingly, the Company opted to adopt the following practical steps in the transition to the new criteria: (i) use of common discount rates for groups of contracts with similar characteristics in terms of term, contract object, currency and economic environment; (ii) application of the practical file that allows it not to adopt the new criteria for contracts that expire in 12 months from the date of the initial adoption; and (iii) exclusion of initial direct costs from the initial valuation of the asset by right of use on the date of the initial adoption.

Based on the volume of contracts affected, as well as the magnitude of future lease commitments, the Company expects the changes introduced by IFRS 16 to have a significant impact on its financial statements as of the date of its adoption, including the recognition in the balance of rights-of-use assets and their corresponding lease obligations in connection with most of the contracts that are classified as operating leases in accordance with current standards. In addition, the amortization of rights-of-use assets and the recognition of interest costs over the lease obligation in the income statements will replace the amounts recognized as lease expenses in accordance with current lease standards. The classification of lease payments in the statement of cash flows will also be affected by the requirements of the new lease standard.

Based on the analysis made so far, the Company estimates that the changes introduced by IFRS 16 will have a significant impact on its financial statements as of the date of initial adoption, including recognition in the opening balance sheet for the year 2019 of a value between 8.4 and 9.2 billion reais as rights-of-use assets, in relation to most of the contracts that, under current regulations, are classified as operating leases, as a contra entry to the lease liability.

C. Research and Development, Patents and Licenses

Research and Development

We operate in a fast-paced, dynamic and convergent industry, which demands that our products and services be continuously revamped to keep up with growth expectations.

The table below presents our investments in development, updates and modernization of systems to support the launch of new products and services. In 2018, we invested R$62.1 million in development and innovation.

	Year ended December 31,
R&D investments	2018	2017	2016
	(in millions of reais)
Development and Innovation (business incubator and tests)	62.1	52.8	50.9

Patents and Licenses

Our principal intellectual property assets include:

•	permission to use the trademark name “Telefônica” and all names derived from “Telefônica”;

•	our commercial brands in Brazil, “Vivo,” and sub-brands such as “Vivo Fixo”, “Vivo TV”, “Vivo Internet”, Vivo Fibra”, “Meu Vivo”, “Vivo Empresas”, “VivoPlay”, “Vivo Easy”, “Vivo Ads” as our advertising service, among others;

•	the trademark “Aura” that is Vivo’s Artificial Intelligence;

•	the trademark “Terra” that provides media and digital services.

In September 2016, the Brazilian Trademark Office recognized the “Vivo” trademark as of “high reputation”, thus protected in all branches of activities within Brazilian territory.

D. Trend Information

Consumption patterns in Brazil have converged towards the ever-increasing importance of digital services, based on connection quality. Customers are demanding not only a better mobile connection and faster data speeds, but also reliable customer care and a simpler, more customized and personalized customer experience. Furthermore, brand reputation and concerns with security and data privacy are becoming increasingly important to customers’ choices.

Accordingly, we intend to continue to efficiently invest in modern infrastructure for the mobile and fixed segment, aiming to sustain our well-known 4G and FTTH footprint and cement a reputation for the best connectivity and experience platform in Brazil. We believe this is the path to meet our current customers’ needs and, furthermore, to enable us to be prepared for long term opportunities, such as the technological wave of 5G and the deployment of the new range of services it will allow.

The macroeconomic scenario is currently undergoing a process of recovery, despite a slow pace, after past retraction and higher volatility in 2018 due to general elections and overall political uncertainty. As a result, we expect a competitive environment that continues to emphasize sustainability and profitability but that, on the other hand, will become more inclined to invest in newer technology as FTTH and 4.5G.

Our top priority is making our customers’ digital life fulfilled and easier to manage. On a daily basis, we are committed to providing digital and converging cross-platform products and services, with a customer experience that deepens the loyalty of our current base.

We believe that revenue growth will continue to be driven by data and digital services overconnectivity in the next few years.

E. Off-balance-Sheet Arrangements

None.

F. Tabular Disclosure of Contractual Obligations

Our contractual obligations and commercial commitments as of December 31, 2018 are as follows:

	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
	(in millions of reais, as of December 31, 2018)
Contractual obligations
Loans, financing and leases (1)	2,965.5	1,340.2	669.9	296.7	658.8
Debentures	3,173.9	124.0	2,050.2	999.7
Derivatives	39.4	16.5	—	—	22.8
Pension and other post-retirement benefits	679.5	19.7	7.0	7.3	645.5
Total contractual obligations	6,858.3	1,500.4	2,727.1	1,303.7	1,327.1

Commercial commitments
Trade accounts payable	7,642.8	7,642.8	—	—	—
Total commercial commitments	7,642.8	7,642.8	—	—	—

____________________

(1)	Includes the present value of minimum lease payments on operating leases of rental of equipment, facilities and stores, administrative buildings, and cell sites and contingent consideration relating to the GVT acquisition. See Note 4 to our consolidated financial statements.

For additional information, see note 31 g.3 to our consolidated financial statements.

Long-Term Debt – Loans, financing, leases and debentures

Amount
Year ending December 31	(in millions of reais, as of December 31, 2018)
2020	1,426.5
2021	1,293.6
2022	1,244.9
2023	51.5
2024 and forward	658.8
Total	4,675.3

G. Safe Harbor

See “Cautionary Statement Regarding Forward-Looking Statements.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

We are managed by a board of directors (Conselho de Administração) and a board of executive officers (Diretoria).

Board of Directors

Our board of directors comprises a minimum of five and a maximum of 17 members elected and dismissed by the shareholders at the shareholders’ meeting, serving for a term of three years with the possibility of re-election.

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

One member of the board of directors must be elected by holders of preferred shares in a separate voting process. The following are the current members of the board of directors are:

Name	Position	Date of Appointment
Eduardo Navarro de Carvalho(1)	Chairman	April 28, 2016
Julio Esteban Linares Lopez	Director	September 4, 2017
Antonio Carlos Valente da Silva	Director	April 28, 2016
Antonio Gonçalves de Oliveira	Director	April 28, 2016
Francisco Javier de Paz Mancho	Director	April 28, 2016
Sonia Julia Sulzbeck Villalobos (2)	Director	April 28, 2016
Luiz Fernando Furlan	Director	April 28, 2016
Narcís Serra	Director	April 28, 2016
José Maria Del Rey Osorio	Director	January 04, 2017
Roberto Oliveira de Lima	Director	April 28, 2016
Luis Miguel Gilpérez López	Director	February 02, 2018
Christian Mauad Gebara	Director	December 12, 2018

____________________

(1)	Mr. Eduardo Navarro de Carvalho was elected as a Director on April 28, 2016 and as the Chairman of the Board on June 10, 2016.

(2)	Mrs. Sonia Villalobos was elected by preferred shareholders, on a separate vote, with no participation of the controlling shareholder.

Below are brief biographies of our directors:

Christian Mauad Gebara is 46 years old and is our Chief Executive Officer and member of our board of directors. He is also President of SP Telecomunicações Participações Ltda, and CEO of Innoweb Ltda., Pop Internet Ltda. and Terra Networks Brasil S.A. He was our Chief Operating Officer (March/2017 – December/2018), Executive Vice President - Chief Revenue Officer (September/2015 – February/2017), Vice President of Consumer Mobile (July/2015 – August/2015), Vice President of the B2C division (“Negócios PF” - February/2015 - June/2015) and Vice President of the National Individual Market (July/2013 – January/2015). Previously, he was the Vice President National Individual Market (April/2013 – July/2013), Vice President New Business Strategy (July/2011 – March/2013) and Vice President of Synergy Integration and New Businesses (January/2011 – June/2011) at Vivo S.A., which was extinct due to its incorporation by the Company. Since 2006, Mr. Gebara held a wide variety of positions within the Telefónica Group – Telefónica Spain and Telefónica América Latina, both in Madrid. Before joining the Telefónica Group, he worked at McKinsey & Company (Spain), JP Morgan Chase (USA), Banco ABC Brasil and Citibank (Brazil). He graduated in management from the Fundação Getúlio Vargas in São Paulo and has an MBA from the Graduate School of Business at Stanford University.

Eduardo Navarro de Carvalho is 56 years old and is Chairman of our board of directors and member of our Nominations, Compensation and Corporate Governance Committee. He is Chairman of the board of directors of Telefônica Factoring do Brasil Ltda.; Chairman of the Board of Trustees of Fundação Telefônica; Officer of SindiTelebrasil (since November/2016); member of the board of directors of Telefónica Audiovisual Digital (since June/2016) and Patrono Nato of Fundación Telefónica (since September/2012). Mr. Navarro was Chief Executive Officer of the Company (November/2016 – December/2018); CEO of Telefônica Data S.A. (until November/2018, when the company was extinct due to its incorporation by the Company); President of SP Telecomunicações Participações Ltda, and CEO of Innoweb Ltda., Pop Internet Ltda. and Terra Networks Brasil S.A. He was the Chief Commercial Digital Officer of Telefónica S.A. (February/2014 – January/2017) and Global Director of Strategy and Alliances at Telefónica S.A. (2011 – 2014). He graduated in Metallurgical Engineering from the Federal University of Minas Gerais, Brazil.

Julio Esteban Linares Lopez is 73 years old and is a member of our board of directors and Chairman of our Strategy Committee. He is also a member of the Supervisory Board of Telefónica Deutschland Holding AG; Administrador Solidário of Telefónica de España, S.A.U. and of Telefónica Móviles España, S.A.U.; trustee of Telefónica Foundation (since June/2000). Mr. López was Vice President of the board of directors of Telefónica S.A. (September/2012 – July/2017) and was COO of Telefónica, S.A. (December/2007 – September/2012). He is a member of the GSM Association Board (since October/2012); trustee of Mobile World Capital Barcelona Foundation (since December/2012) and of CEDE Foundation (Confederación Española de Directivos y Ejecutivos) (since June/2014); member of Association Management Board for Managerial Progress (since June/2013); member of the Executive Commission (since January/2015), member of the Board and Chairman of the Digital Society Committee of CEOE (Confederación Española de Organizaciones Empresariales) (since May/2016); member of COIT (Official College of Telecommunications Engineering) (since December/2014), member of AEIT (Spanish Association of Telecommunications Engineers) (since December/2014) and member of the Advisory Board of Higher Technical School of Engineers Telecommunications (since July/2015). Previously he held the offices of Officer of Telecom Italia (November/2007 – December/2013); Executive Officer of Coordination, Development of Businesses and Synergy at Telefónica S.A. and member of its board of directors and Secretary of its Executive Committee (December/2005 – December/2007). Mr. López graduated in Engineering of Telecommunications from Universidad Politécnica of Madrid.

Antonio Carlos Valente da Silva is 66 years old and serves as a Member of our board of directors and Chairman of our Service Quality and Marketing Committee. He was member of the Consejo Asessor of Telefónica Internacional S.A.U (2015 – 2016); Chairman of the Board of Trustees of Fundação Telefônica (December 2010 – December 2016); Valente was Chief Executive Officer of Telefônica Brasil S.A. and member of the Appointments, Compensation and Corporate Governance Committee of Telefônica Brasil S.A. (January/2007 — March/2015); Chief Executive Officer of Telefônica Data S.A. (until March/2015), Vice-President Officer of SP Telecomunicações Participações Ltda. (until May/2015), Chairman of the board of directors of Telefônica Factoring do Brasil Ltda. (until May/2015), member of the Control Committees of Media Networks Brasil Soluções Digitais Ltda. (until May/2015), Telefônica Transportes e Logística Ltda. (until May/2015) and Telefônica Serviços Empresariais do Brasil Ltda. (until May/2015). He was the Chief Executive Officer of the merged companies Vivo S.A., A. Telecom S.A., Telefônica Sistemas de Televisão S.A., Ajato Telecomunicação Ltda., Lemontree Participações S.A., GTR-T Participações e Empreendimentos S.A., Comercial Cabo TV São Paulo S.A. and TVA Sul Paraná S.A. Mr. Valente was also Chairman of the Junta Directiva of Telefónica Venezuela (November/2015 – March 2017). He is also Chairman of Everis, a quotaholder of SmartWare Consulting EIRELI and he used to work as a volunteer at Fundação Lemann (2017 – July/2018). Mr. Valente was Chairman of the Official Spanish Chamber of Commerce in Brazil (2011-2015); Chairman of Telebrasil (Brazilian Association of Telecommunications), Chairman of SindiTelebrasil (National Union of Fixed and Mobile Telephone Service Operators); Chairman of Febratel (Brazilian Federation of Telecommunications) (2010–2013) and Chairman of the Euro-chambers in Brazil (an association that gathers the main Chambers of Commerce from the European Union in Brazil). He is also a member of the Advisory Board of CPqD, (Brazilian Telecommunications Research and Development Center) and member of the board of directors of Cinnecta. He was also a member of the CDES - Economic and Social Development Council of the Presidency of the Republic of Brazil (until 2016), and until the end of 2017, Mr. Valente was a member of the Board of Executive Officers of ABDIB - Brazilian Base Industries Association), member of COINFRA (FIESP’s Infrastructure Commission) and member of the Advisory Board of Catenon Brasil. He has a degree in Electrical Engineering from PUC/RJ and has significant experience in the telecommunications market, in which he has been working since 1975. He has a post-graduate degree in business and administration from PUC/RJ and has concluded several specialization courses in telecommunication systems in Brazil and abroad, as well as several specialization courses in business management, including corporate strategy at MIT/Sloan.

Antonio Gonçalves de Oliveira is 74 years old and is a member of our Board of Directors and of our Control and Audit Committee (since September/2011). Mr. Oliveira was also a member of the Board of Directors of TELESP Celular S.A. and a member of the Board of Directors and of the Control and Audit Committee of the following companies: Tele Sudeste Celular Participações S.A., Telemig Celular Participações S.A., Telemig Celular S.A., Tele Leste Celular Participações S.A., Tele Centro Oeste Celular Participações S.A. and Celular CRT Participações S.A., until these companies ceased to exist, due to their merger into Vivo Participações S.A. Mr. Oliveira is the Vice-Chairman of the Association of Friends of the Museum of Contemporary Art of USP (AAMAC) (since 2011). He was a member of the Fiscal Board of Jereissati Participações (until April/2016). Mr. Oliveira was a member of the Board of Directors of Paranapanema S.A. (April/2012 – April/2014), and a member of the Fiscal Board of Klabin S.A., (April/2010 – April/2013). He was a member of the Council of Representatives of the Federação das Indústrias do Estado de São Paulo (FIESP), a member of the Advisory Board of the Caixa de Previdência dos Funcionários do Banco do Brasil (PREVI), member of the CDES (Economic and Social Development Council of the Presidency of the Republic of Brazil) and of the Working Group for Small and Medium Enterprises in Mercosul, nominated by the Brazilian government. Mr. Oliveira was also a member of the Steering Committee and Management of the Banco do Povo do Estado de São Paulo; Chairman of the Deliberative Board of the Association of the Associação Nacional dos Funcionários do Banco do Brasil (ANABB) representing the employees; President of the Association of Sociologists of the State of São Paulo; Officer of the Latin American Association of Sociology and executive coordinator of the Movimento Nacional da Micro e Pequena Empresa. Mr. Gonçalves holds a degree in Social Sciences, a master’s degree in Communication Sciences and a post-graduate degree in Sociology of Organizations from the Universidade de São Paulo in Brazil. He also holds a specialist title in Human Resources from Fundação Getúlio Vargas in São Paulo and extension courses on business management. Mr. Oliveira is Certified Counselor by the Brazilian Institute of Corporate Governance, IBGC, due to his experience in supervisory boards, management boards and fiscal boards.

Francisco Javier de Paz Mancho is 60 years old and is a member of our board of directors and Chairman of our Nominations, Compensation and Corporate Governance Committee. Mr. de Paz is also a member of the board of directors of Telefónica S.A., Telefónica Móviles Argentina S.A. and Telefónica Móviles México. He is also Chairman of the board of directors of Telefónica Ingeniería de Seguridad S.A. and Lead Director of Telefónica S.A. He was Chairman of the board of directors of Telefónica Gestión de Serviços Compartidos Espanha S.A. (September/2014 – March/2016), member of the Advisory Board of Telefónica América Latina (2008 – 2016) and Chairman of the board of directors of Atento Inversiones y Teleservicios (December/2008 – December/2012 and Vocal of the Comité Ejecutivo del Consejo Superior de Cámaras (2006 – 2014).Mr. Mancho holds degrees in Information and Publicity and a degree in law from the Executive Management Program of IESE (Universidad de Navarra).

Luis Miguel Gilpérez López is 59 years old and a member of our board of directors and of our Strategy Committee. He was Chairman of Telefónica España Group (2011 — April 2018) and Director Solidário of Telefónica España and Telefónica Móviles España. Mr. Gilpérez holds a degree in Industrial Engineering from the Escuela Técnica Superior de Ingenieros de Industriales de Madrid and has a master’s degree in Planning and Business Administration - Master CEPADE Grados I y II from the Universidad Politecnica de Madrid.

Sonia Julia Sulzbeck Villalobos is 55 years old and a member of our board of directors and our Service Quality and Marketing Committee. She is a member of the board of directors of Petrobrás, of Odebrecht TransPort and of LATAM Linhas Aéreas. She also participates in the Board of Director of CFA Society Brasil, a non-profit association that gathers around 1000 professionals that have a CFA certification (Chartered Financial Analyst) in the country. She is founding partner of Villalobos Consultoria Ltda. (since 2009) and professor of the Post Graduate Course in Finance ate Insper (since 2016). She holds a degree in Public Administration from EAESP/FGV, from 1984, and became a master in Finance, from the same institution, in 2004. She was the first to receive the CFA certification in Latin America (1994).

Luiz Fernando Furlan is 72 years old and is a member of our board of directors, of our Nominations, Compensation and Corporate Governance Committee and of our Strategy Committee. He is also a member of the Comisión Nombramientos Retribuciones y Buen Gobierno and of the board of directors of Telefónica S.A. (Spain), member of the Strategic and Marketing Committee and Quality and Sustainability Committee, and member of the board of directors of BRF S.A. He is a member of the Conselho Superior de Gestão em Saúde Pública of the State of São Paulo (Brazil) and Chairman of the Board of LIDE – Grupo de Líderes Empresariais (Brazil) and Chairman of the Deliberative Board of São Paulo Negócios (Brazil). Mr. Furlan also acted as a member of the Global Ocean Commission in the USA (2013 – 2015), Chairman of the board of directors of Fundação Amazonas Sustentável “FAS” (Brazil) (2008 – 2015), institution within which he has become an honorary member; also acted as a member of the Advisory Board of Panasonic in Japan (2008 – 2013); a member of the board of Amil Participações S.A. (2008 – 2013) and of AGCO Corporation in the USA (2010 – 2016). Previously he served as Minister of State at the Ministério de Desenvolvimento, Indústria e Comércio Exterior of Brazil (2003 – 2007). He holds a degree in Chemical Engineering from FEI (University of Industrial Engineering) and in Business Administration from University of Santana – São Paulo, with extension and specialization courses in Brazil and abroad.

Narcís Serra is 75 years old and is as a member of our board of directors and of our Control and Audit Committee. He is also the Vice President of the board of directors of Telefónica Chile S.A. Mr. Serra holds a doctorate in economics from the Universidad Autónoma de Barcelona and is President of Barcelona Institute for International Studies (IBEI).

José María Del Rey Osorio is 67 years old and serves as a member of our board of directors, a member of our Strategy Committee and Chairman of our Control and Audit Committee. He is also a member of the Comision de Auditoria y Control y del Directorio of Telefónica del Perú. Mr. Del Rey was a member of the Board of Director of Telefônica del Perú (2005 – 2012); worked as an economist at Servicios de Estudios Económicos de EDES e INITEC, in the National Institute of Industry’s (INI) companies and in the management and planning of the INI’s corporation. He holds a degree in Economy and Business Administration from the Universidad Autónoma de Madrid.

Roberto Oliveira de Lima is 67 years old and serves as a member of our board of directors and a member of the Service Quality and Marketing Committee. He was executive of information systems in Saint Gobain (1975 – 1977), executive of information systems and finance at Rhodia (1977 – 1982) and executive of finance and general administration in Accor do Brasil (1982 – 1999). He was Chairman of the board of directors of the Credicard Group (1999 – 2005) and CEO of the Banco Credicard (1999 – 2005). He was also the Chief Executive Officer of Vivo Participações S.A. and Vivo S.A. (2005 – 2011). Mr. Oliveira was also Chairman of the Publicis Group Worldwide in Brazil (January/2014 – August/2014) and Chief Executive Officer of Natura Cosméticos S.A. (2014 – 2016). Previously he served on the boards of companies such as Edenred, located in Paris – France (2010 – 2016); Natura Cosméticos S.A. (2011 – 2013) Companhia Brasileira de Distribuição - Grupo Pão de Açúcar (2012 – 2016). Currently, he is the Non-Executive Director of Naspers Limited in Cape Town - South Africa since 2012; member of the board of directors of Rodobens Negócios Imobiliários since 2012; and of Petrobrás Distribuidora S.A. since May 2018. He holds a degree in Public Administration and an MBA from Fundação Getúlio Vargas, Brazil. He also holds a master’s degree in Finance and Strategic Planning from the Institute Superieur des Affaires, Jouy en Josas, France.

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

The following are the current members of the Board of Executive Officers, their respective positions and the date of their appointment.

Name	Position	Date of Appointment
Christian Mauad Gebara (1)	Chief Executive Officer	December 12, 2018
Breno Rodrigo Pacheco de Oliveira	General Secretary and Legal Officer	June 10, 2016
David Melcon Sanchez-Friera	Chief Financial and Investor Relations Officer	June 10, 2016

____________________

(1)	Mr. Eduardo Navarro de Carvalho was the CEO of the Company until December 31, 2018. Mr. Christian Gebara was elected as CEO of the Company on December 12, 2018 and took office on January 1, 2019.

Below are brief biographies of our executive officers:

Breno Rodrigo Pacheco de Oliveira is 43 years old and serves as our General Secretary and Legal Officer. He is also the General Secretary and Legal Officer of Innoweb Ltda., POP Internet Ltda. and Terra Networks Brasil S.A.; Corporate Secretary of our board of directors, member and Chairman of the Deliberative Council of Visão Prev Sociedade de Previdência Complementar and Officer of SP Telecomunicações Participações Ltda. Mr. Oliveira is also Corporate Secretary and member of the board of directors of Telefônica Factoring do Brasil Ltda., Corporate Secretary and member of the board of directors of Telefônica Corretora de Seguros Ltda.; member of the Deliberative Board of Fundação Sistel; Chairman and member of the board of directors of Companhia ACT de Participações and Companhia AIX de Participações. Mr. Oliveira was the General Secretary and Legal Officer of Telefônica Data S.A. (until November/2018, when it was extinct due to its merge into the Company). He was General Secretary and Legal Officer of Global Village Telecom S.A. and GVT Participações S.A. (until April/2016, when these companies were extinct due to their merge into the Company); Officer of the following merged companies: Vivo S.A., A.Telecom S.A., Telefônica Sistema de Televisão S.A., Ajato Telecomunicação Ltda., Lemontree Participações S.A., TVA Sul Paraná S.A., GTR-T Participações e Empreendimentos S.A. and Comercial Cabo TV São Paulo S.A. (until July/2013, when these companies were extinct due to its incorporation by the Company). He was a member of the board of directors of Tectotal Tecnologia sem Complicações S.A. (until June/2016 date in which the company was sold). He holds a law degree from Universidade do Vale do Rio dos Sinos – UNISINOS, Brazil.

David Melcon Sanchez Friera is 48 years old and serves as our Chief Financial and Investor Relations Officer (since April/2016). He is also the Chief Financial Officer of Innoweb Ltda., POP Internet Ltda., and Terra Networks Brasil S.A., as well as the Chief Financial Officer of SP Telecomunicações Participações Ltda., Vice Chairman of the Board of Telefonica Corretora de Seguros Ltda., member of the Board of Trustees of Fundação Telefônica and member of the board of directors of Telefônica Factoring do Brasil Ltda. He was also Chief Financial Officer of Telefônica Data S.A. (until November/2018, when the company was extinct due to its incorporation by the Company). Mr. Melcon has more than 20 years of global experience as Financial Officer in the Telecommunications industry in Latin America and Europe. He was the Transformation Officer of Telefónica S.A. (October/2014 – January/2016); Chairman of the Supervisory Board of Telefonica Slovakia and, in the same period, he was a member of the board of directors of Tesco Mobile Czech Republic (March/2013 – June/2014); Vice Chairman of the board of directors and Chief Financial Officer of Telefonica Czech Republic (August/2012 – September/2014); member of the board of directors of Telfin Ireland Ltd. – Ireland (April/2010 – December/2012) and Financial and Control Officer of the Telefonica Group in Europe (June/2007 – July/2012) Mr. Melcon holds a degree in Economics and Business Administration from the University of Zaragoza (Spain), and a Master in Audit and Business Analysis from the University Complutense – Madrid (Spain).

For the biography of Mr. Christian Mauad Gebara, see item “—A. Directors and Senior Management—Board of Directors.”

There is no family relationship between any of the executive officers named above. There is no arrangement or understanding with major shareholders, customers, suppliers or others, pursuant to which any executive officer referred to above was selected as such.

B. Compensation

For the year ended December 31, 2018, the aggregate amount of compensation paid to all our directors and executive officers was approximately R$26.4 million, of which R$17.5 million corresponded to salaries and R$8.9 million corresponded to bonuses.

For the year ended December 31, 2018, our directors and officers did not receive any pension, retirement or similar benefits. For a description of our pension plan, see “—D. Employees—Pension Plans.”

C. Board Practices

Board of Directors

Our board of directors typically meets once every three months and the Chairman may call special meetings. Our Board takes action by majority vote, provided the majority of its members in office are present, with the Chairman having, in addition to his or her regular vote, casting vote in the event of a tie. The specific responsibilities of the Chairman include representing the Board in the General Shareholders Meetings, chairing the General Shareholders Meetings, selecting the Secretary from among those present, and calling and chairing meetings of the Board.

Our board of directors is responsible, among other things, for:

•	establishing our general business policies;

•	electing and removing, at any time, the members of our Board of Executive Officers, and establishing their responsibilities with due regard for legal and statutory provisions;

•	supervising our management and examining, at any time, our corporate records, and requesting information regarding the execution or the process of execution of any agreements and other acts;

•	calling General Shareholders Meetings;

•	approving the financial statements, management reports, proposals for allocation of the company’s results and the submission of such documents to the General Shareholders Meeting;

•	appointing and deposing external auditors;

•	determining the distribution of interim dividends;

•	determining the payment of interest on equity “ad referendum” of the General Shareholders Meeting;

•	authorizing the purchase of our shares to be canceled or kept in treasury;

•	appointing and removing the person responsible for internal auditing;

•	approving the budget and annual business plan;

•	deliberating on the issuance of new shares by increasing the corporate capital within the limits authorized by the bylaws;

•	approving the issuance of commercial paper and depositary receipts;

•	authorizing the disposal of assets directly related to public telecommunications services;

•	approving agreements, investments and obligations in an amount greater than R$250 million that have not been contemplated in the budget;

•	approving employment and compensation plans, incentive policies and professional development, regulation and staffing of the company, and the terms and conditions of collective bargaining agreements to be executed with unions representing various categories of the company’s employees and adhesion or disassociation from pension plans, all with respect to employees of the company; the board of directors can, at its own discretion, assign to the company’s Board of Executive Officers limits to deliberate on these matters;

•	authorizing the acquisition of an interest in other companies on a definitive basis and the encumbrance and creation of a lien on or sale of an equity interest;

•	authorizing the offering of ordinary nonconvertible unsecured debentures;

•	approving the organizational structure of the company; the board of directors can assign to the officers of the Board of Executive Officers limits to the exercise of such powers, subject to legal and bylaws provisions;

•	approving and modifying the internal regulations of the board of directors;

•	deliberating as to the issuance of warrants;

•	deliberating, by delegation of the General Shareholders Meeting, about the following aspects related to the company’s issuance of debentures: (i) opportunity to issue, (ii) time and conditions of expiration, amortization or redemption, (iii) time and conditions of the payment of interest, of the participation in the profits and of the premium of repayment, if any, (iv) method of subscription or placement, and (v) the type of debentures;

•	approving the establishment of technical and advisory committees for advice on matters of interest to the company, to elect members of such committees and approve the committees, internal regulations, which shall contain specific rules concerning their organization, functions, powers, and compensation of members;

•	authorizing the sale of property, the creation of in rem guarantees and the provision of guarantees on behalf of third parties, and setting limits on the practice of such acts by the officers;

•	establishing, as an internal regulation, the limits for the officers to authorize the disposition or encumbrance of permanent assets, including those related to public telecommunications services which are disabled or inoperable;

•	approving the company’s participation in consortia in general, and the terms of such participation; the board of directors may delegate such powers to the officers and establish limits, as it seeks to develop activities in line with the company’s purpose;

•	setting the limits for the officers to authorize the practice of reasonable gratuitous acts for the benefit of employees or the community of which the company is a part of, including the donation of unserviceable assets to the company; and

•	approving the creation and dissolution of subsidiaries of the company, in Brazil or abroad.

One of the members of our board of directors was elected by the preferred shareholders in a separate voting process and the others were elected by the holders of common shares.

Fiscal Board

Brazilian Corporate Law and our bylaws each require that we maintain a statutory Fiscal Board (Conselho Fiscal). Our permanent, statutory Fiscal Board, which is a separate and distinct entity from our outside auditors, is primarily charged with certain advisory, reporting, oversight and review functions with respect to the company’s financial statements. Our statutory Fiscal Board is also responsible for rendering opinions on management’s annual report and management proposals, including financial statements, to be submitted at shareholders’ meetings relating to a change in the company’s capital composition, investment plans, budget, debenture issuances or subscription bonuses, payment of dividends and consolidations, mergers and spin-offs. However, the statutory Fiscal Board, as required by Brazilian Corporate Law and our bylaws, has only an advisory role and does not participate in the management of the company. Decisions of the statutory Fiscal Board are not binding on the company under Brazilian Corporate Law.

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

One member of the Fiscal Board and his or her alternate must be elected by holders of preferred shares in a separate voting process. The following are the current members of the Fiscal Board:

Members	Alternates	Date Appointed
Flavio Stamm (1)	Gilberto Lerio(1)	April 12, 2018
Cremênio Medola Netto	Juarez Rosa da Silva	April 12, 2018
Charles Edwards Allen	Stael Prata Silva Filho	April 12, 2018

____________________

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

According to its charter, the Control and Audit Committee shall meet four (4) times per year and whenever called by its chair, and shall report its conclusions to the board of directors. Our Control and Audit Committee and our statutory Fiscal Board may have some similar attributes.

•	The Control and Audit Committee, among other responsibilities that may be required by the board of directors, is responsible for, and charged with, informing and providing recommendations to the board of directors regarding the following:

•	Submitting to the board of directors the appointment of independent auditor as well as the replacement of such independent auditors; the Control and Audit Committee shall also: (a) recommend the compensation to be paid to the Company’s independent auditors; (b) issue opinion on the hiring of the independent auditor to render any other service to the Company; and (c) supervise the independent auditor’s activities in order to assess their independence, the quality and the adequacy of the services considering the Company’s necessities;

•	Examining the Company’s management report and financial statements, including capital budgets, making the necessary recommendations to the board of directors;

•	Examining the financial information prepared and disclosed regularly by the Company;

•	Examining the report of the related parties transactions as established by our Related Party Transactions Policy (Política para Transações com Partes Relacionadas);

•	Assessing the effectiveness and sufficiency of the Company’s internal controls as well as the internal and independent audit procedures, making recommendations deemed necessary to the improvement of policies, practices and procedures; the Control and Audit Committee shall also: (a) supervise the activities of the Company’s internal control departments; (b) supervise the Company’s activities related to internal audit and compliance, including complaints received by the Company’s Hotline related to the scope of its activities, opining on or due referring the complaints; and (c) assess the effectiveness and sufficiency of the risk and contingency control and management systems;

•	Examining the management bodies’ propositions regarding modification of the share capital, issuance of debentures convertible into shares or subscription bonus, transformation of our corporate form, merger or spin-off, making the recommendations it deems necessary to the board of directors;

•	Assessing the compliance, by the Company’s Board of Executive Officers, of the recommendations made by the external and internal independent auditors, as well as inform the board of directors regarding possible conflicts between internal audit, external audit and/or the Company’s Board of Executive Officers; and

•	Preparing an annual opinion to be disclosed with the Company’s financial statements, in accordance with applicable law.

The following are the current members of the Control and Audit Committee:

Members	Date Appointed
José María Del Rey Osorio (Chairman)	September 4, 2017
Antonio Gonçalves de Oliveira	June 10, 2016
Narcís Serra	June 10, 2016

Nominations, Compensation and Corporate Governance Committee

Our Nominations, Compensation and Corporate Governance Committee was established in November 1998, and was restructured in October 2004, and consists of three (3) to five (5) directors appointed by the board of directors to serve for the duration of their respective terms as members of the board of directors. The Committee shall meet two (2) times per year and whenever called by its chair. The Nominations, Compensation and Corporate Governance Committee, among other responsibilities that may be assigned by the board of directors, is charged with:

•	Making recommendations on propositions to amend the Company’s bylaws;

•	Examining propositions for the appointment of members of the other Committees, to be further submitted to the board of directors;

•	Opining on propositions for the appointment and withdrawal of the members of the Board of Executive Officers, to be further submitted to the board of directors;

•	Deciding on propositions for hiring, establishing compensation and promoting the Company’s vice-presidents and officers of levels A, B and C;

•	Annually assessing the management’s overall compensation, including benefits of any kind and representation fees, taking into consideration their responsibilities, time spent on duties, professional capability and reputation, and the value of their services at the market;

•	Deciding on the annual adjustment of the employees’ compensation at management level (annual program, premises and budget) and at non-management level (program, premises and budget), including collective bargaining agreement to be entered with the unions representing the employees of the Company in each category, as well as examining and approving the Company’s programs regarding the share of profits whenever any rule is changed therein; and

•	Examining corporate governance matters submitted to it by the Board of Executive Officers, making recommendations to the board of directors whenever required.

The following individuals are the current members of the Nominations, Compensation and Corporate Governance Committee:

Members	Date Appointed
Francisco Javier de Paz Mancho (Chairman)	June 10, 2016
Luiz Fernando Furlan	February 16, 2018
Eduardo Navarro de Carvalho	November 16, 2016

Service Quality and Marketing Committee

The Service Quality and Marketing Committee was created on December 16, 2004 and provides assistance to our board of directors. The Committee consists of at least three (3), and at most five (5), members of our board of directors selected periodically to serve for the duration of their respective terms as members of the board of directors. The Committee shall meet two (2) times per year and whenever called by its chair. The Committee is responsible for the review and analysis of quality indices measuring our principal services and to ensure that the requisite degree of commercial assistance is furnished to our clients. The Service Quality and Marketing Committee, among other responsibilities that may be assigned by the board of directors, is charged with:

•	Assessing and monitoring the adequacy of the Company’s customers service as well as suggesting improvements whenever any opportunity appears;

•	Examining, analyzing and following-up periodically as to the scores for the quality indexes of the main services rendered by the Company and the quality levels of the Company’s customer services, making recommendations on possible actions whenever any opportunity appears; and

•	Examining, analyzing and following-up periodically on the Company’s quality plans and actions.

The following individuals are the current members of the Service Quality and Marketing Committee:

Members	Date Appointed
Antonio Carlos Valente da Silva (Chairman)	June 10, 2016
Sonia Julia Sulzbeck Villalobos	June 10, 2016
Roberto Oliveira de Lima	June 10, 2016

Strategy Committee

The Strategy Committee was created on October 7, 2016 and provides assistance to our board of directors. The Strategy Committee consists of at least three (3), and at most five (5), members of our board of directors selected periodically to serve for the duration of their respective terms as members of the board of directors. The Committee shall meet two (2) times per year and whenever called by its chair. The Strategy Committee, among other responsibilities that may be required by the board of directors, is charged with informing and making recommendations to the board of directors regarding the following:

•	Analyzing and accompanying the Company’s strategic plans; and

•	Examining other matters of strategic interest of the Company, as submitted by the Board of Executive Officers.

The following individuals are the current members of the Strategy Committee:

Members	Date Appointed
Julio Esteban Linares Lopez (Chairman)	September 4, 2017
José María Del Rey Osorio	January 4, 2017
Luiz Fernando Furlan	October 7, 2016
Luis Miguel Gilpérez López	May 9, 2018

D. Employees

As of December 31, 2018, we had 32,638 employees, distributed in full-time and part-time employees. Our part-time employees work primarily at our stores and call centers. Our employees are divided into the following categories: 35.9% in production and operations; 38.1% in sales; 19.1% in customer care; and 6.9% in support.

As of December 31, 2017, we had 33,622 employees, distributed in full-time and part-time employees. Our part-time employees were primarily at our stores and call centers. Our employees were divided into the following categories: 36.2% in production and operations; 37.4% in sales; 19.3% in customer care; and 7.0% in support.

As of December 31, 2016, we had 33,331 employees, distributed in full-time and part-time employees. Our part-time employees were primarily at our stores and call centers. Our employees were divided into the following categories: 36.8% in production and operations; 35.9% in sales; 19.6% in customer care; and 7.7% in support.

Approximately 11.9% of our employees are union members, represented by unions that relate to their respective state (or the Federal District). Accordingly, we have employees represented by the unions of all 26 states plus one in the Federal District. In turn, 13 of these unions are associated with the National Federation of Telecommunications Workers (Fenattel) and other seven unions are associated with the Interstate Federation of Workers and Researchers in Telecommunications (Fitratelp) and six unions were disbanded from the Fenattel and formed a new federation called A Livre. Finally, the union of the Federal District is not affiliated with any Federation. Other than these 27 unions, we have employees represented by São Paulo Engineers’ Union.

Our collective bargaining agreement for these employees was renewed for 100% of our employees on September 1, 2018 effective until August 31, 2020 for social clauses, and in 2019 there will be a negotiation of economic clauses.

Our management considers relations with our workforce to be very good. We have never experienced a work stoppage for a significant period or that had a material effect on our operations.

Pension Plans

Before December 1999, the SISTEL plan (managed by the Fundação Sistel de Seguridade Social), was a defined benefit plan that supplemented government-provided retirement benefits, was adopted for all the employees of the former Telebrás System and we were contingently liable for all of the unfunded obligations of the plan.

In January 2000, we and the other companies that formerly belonged to the Telebrás system agreed to divide the existing SISTEL plan into 15 separate plans, resulting in the creation of private plans covering those employees already enrolled in the SISTEL plan. These new private pension plans, called Plano de Benefício Sistel, or PBS plans, were still administered by the Fundação Sistel and retained the same terms and conditions of the initial plan. The division was carried out to allocate liability among the companies that formerly belonged to the Telebrás system according to each company’s contributions with respect to its own employees. Joint liability among the SISTEL plan sponsors continues with respect to retired employees, who will necessarily remain members of the PBS plans.

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

In 2011, the Visão Telesp, Visão Telefônica Empresas, Visão Assist and Visão A Telecom plans were consolidated into the Visão Telefônica plan. Following the acquisition of the Tevecap S.A., or TVA, we became sponsors of Abrilprev Plan, a defined contribution plan for employees of these companies.

On September 1, 2013, we began offering the Visão Multi Pension Plan to our employees who do not have a pension plan. This plan was launched in order to standardize private pension benefits following the corporate restructuring of our subsidiaries in Brazil. In this plan, participants can make basic contributions of 1-2% and additional contributions of 0-5% of salary and we contribute a percentage between 50% to 125%, depending on the length of service.

In July 2014, a spin-off of the Abrilprev plan covering employees of the TVA companies was approved and its management transferred to Visão Prev. This plan is now called Visão TVA.

In September 2015, the merger of the plans CelPrev Telemig, Visão Celular CRT, Visão Telebahia Celular, Visão Telergipe Celular, Visão Telerj Celular, Visão Telest Celular, TCP Prev by the plan Visão Telefônica was approved. Also in September 2015, the merger of the plan Visão TVA by the plan Visão Multi was approved.

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

In November 2018, the separation of the TCO Prev plan was finalized (Pension plan of the employees of Tele Centro Oeste Celular Participações S.A., as well as of its associates, affiliated companies or controlled companies). Tele Centro Oeste Celular Participações was incorporated into Vivo S.A. in October 2006 and the participants of the company´s Pension plan were incorporated into the Visão Telefônica and Telefônica BD Pension Plans. This process impacted 47 participants of the plan, with 5 active employees, 7 ex-employees waiting for the benefit and 35 retirees or pensioners.

Considering the total workforce, 28.9% of our employees are participants in our private retirement plans.

E. Share Ownership

None of our directors or executive officers beneficially owns, on an individual basis, 1% or more of our common or preferred shares (including ADSs representing preferred shares) or of our total equity share capital. We currently have three share ownership plans in place:

(1) Performance & Investment Plan (“PIP”)

•	The general shareholders’ meeting of Telefónica S.A. (our indirect controlling shareholder), held on May 18, 2011, approved a new long-term incentive plan - Performance & Investment Plan, or the PIP, for executives of Telefónica S.A. and of other entities within the Telefónica group, including us. The plan grants a certain number of shares of Telefónica S.A. to selected participants who meet the necessary requirements of the program.

•	The new PIP program was divided in three cycles (2011, 2012 and 2013), each of which has a three-year duration, with the start date of each cycle occurring on July 1 of each year. The cycles are independent of each other.

•	The executives of the Telefónica group are eligible to participate in the program and they must remain in the Telefónica group for a minimum period of three years starting from the date they were qualified. In order to deliver the shares to executives at the end of each three-year cycle, the Telefónica group performs an analysis to determine if the evaluation indicators of the shares of Telefónica, which are primarily measured in terms of the total return to shareholders, or TRS, have been achieved.

•	The distribution of shares related to the first cycle (2011-2014) did not occur, given that the minimum TRS set forth in the program was not achieved.

•	The 2012-2015 cycle ended in June 2015 and, after reaching the TRS, 68 executives of the Company were entitled to receive 258,552 shares of Telefónica S.A.

•	The 2013-2016 cycle ended in June 2016 and the distribution of shares did not occur, given that the minimum TRS set forth in the program was not achieved.

•	In 2014, Telefônica approved the extension of this program for three cycles, each lasting three years, beginning on October 1, 2014 and ended on September 30, 2017. The number of shares is communicated early in the cycle, and after the period of three years from the grant date, the shares are transferred to the participant if the specified TRS is reached.

•	The next distributions of shares are scheduled as follows:

•	Cycle 2014-2017: occurred in September 2017, and the distribution of shares did not occur, given that the minimum TRS set forth in the program was not achieved.

•	Cycle 2015-2018: occurred in September 2018, and the distribution of shares did not occur, given that the minimum TRS set forth in the program was not achieved.

(2) Performance Share Plan (“PSP”)

•	The general shareholders’ meeting of Telefónica S.A. (our indirect controlling shareholder), held on June 8, 2018, approved a new long-term incentive plan - Performance Share Plan, or the PSP, for executives of Telefónica S.A. and of other entities within the Telefónica group, including us.

•	The Plan consists of the possibility, for the executives of the Telefónica Group that are invited to participate in it, to receive a certain number of shares of Telefónica after a period of three years, through the prior assignment of a certain number of theoretical shares or units (the “Units”), which shall serve as a basis for determining the number of ordinary shares in the capital stock of Telefónica (the “Shares”) which may be delivered under the Plan as variable remuneration, depending on the achievement of the objectives established for each of the cycles in which the Plan is divided.

•	The Plan shall take effect as from the date of its approval by the Shareholders’ Meeting, it shall have a total duration of five (5) years, and it shall be divided into three (3) independent cycles (the “Cycles”), each with a measurement period of three (3) years, according to the following measurement calendar:

•	First Cycle: shall be deemed to have been initiated from January 1, 2018 through December 31, 2020.

•	Second Cycle: from January 1, 2019 through December 31, 2021.

•	Third Cycle: from January 1, 2020 through December 31, 2022.

•	Each Cycle will be conditioned by and determined according to the achievement of economic-financial objectives, value creation for the shareholder and, if applicable, objectives linked to sustainability, environment or good corporate governance.

•	In order to receive the Shares under the Plan, the Participants must maintain, for at least twelve (12) months of the Cycle, an active relationship with the Company or any of its subsidiaries which, on the Starting Date of each Cycle, maintain, on the Delivery Date, an active relationship with a Participating Company.

•	In case of termination, only if it takes place once twelve (12) months have elapsed since the Starting Date or, as the case may be, since the incorporation of new members to the Plan, and is due to (i) a unilateral withdrawal by the corresponding Participating Company, (ii) a dismissal on grounds other than disciplinary grounds, (iii) a disciplinary dismissal declared as unjustified or not for just cause by the channels and on the terms indicated in the preceding section, or it arises from (iv) death, (v) retirement, or (vi) declaration of total or absolute permanent disability, or comprehensive disability of the Participant, or from contingencies which, if applicable, are equivalent to the foregoing in each jurisdiction, shall the Participant or, as the case may be, his/her heirs, be entitled to receive, in the Cycle or Cycles that have not yet ended at that date, a number of Shares, calculated according to the provision.

•	In order to deliver the shares to executives at the end of each three-year cycle, the Telefónica group performs an analysis to determine if the threshold performance conditions were met: Telefonica’s Total Shareholder Return (“TSR”) against a comparison group and Free Cash Flow (FCF) goal.

•	The TSR is regarded as the metric for determining the generation of value for shareholders at the Group in the medium and long term defined, for the purposes of the Plan, as the return on investment taking into account the cumulative change in the value of the Telefónica Share and dividends and other similar items received by the shareholder over the Cycle in question. The Weighting corresponding to this Objective shall be fifty (50) percent of the total number of Shares to be delivered to the Participants under the PSP.

•	The FCF is established as the Plan´s metric to encourage commitment to the sustainable achievement of long-term strategic objectives. This Objective shall be established and approved each year by the Board. Fifty (50) percent of the number of Shares to be delivered under the Plan shall be determined based on the FCF level generated by the Group in each year, comparing this with the value set in the budgets approved by the Board for each year. In this regard, the partial achievement of this Objective shall be calculated annually, and the final achievement of the FCF shall be an average of the partial achievements calculated each year.

•	Cycle 2018-2020: scheduled to occur in December 2020, with 120 executives of Telefônica Brasil having the potential right to receive 977,737 shares of Telefónica, S.A. which, as of December 31, 2017 were accrued in R$9.5 million.

(3) Global Employee Share Plan (“GESP”)

The program is only available to certain director-level executives, not including members of the board of directors and Fiscal Board.

Telefónica’s Annual Shareholders’ Meeting, held on May 30, 2014, approved an incentive plan for the acquisition of Telefónica’s shares by the Telefónica Group employees at an international level, including employees of the Company and its subsidiaries. This program is not available to members of the board of directors or Fiscal Board.

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

The delivery of shares occurred on July 31, 2017, and was conditioned on: (i) continued employment with the company during the two-year duration of the program (the rights vesting period), subject to certain special conditions relating to casualties; and (ii) the exact number of shares to be delivered at the end of the vesting period depends on the number of shares acquired and held by employees. Thus, the employees enrolled in the plan who remained in the Telefónica Group and held the shares acquired for an additional period of twelve months after the end of the purchase period were entitled to receive a free share for each share they have acquired and held until the end of the vesting period.

(4) Talent for the Future Share Plan (“TFSP”)

•	The Annual General Shareholders’ Meeting of Telefónica held in 2014 approved a long-term program to reward the commitment, outstanding performance and high potential of its executives globally with the allocation of shares of Telefónica.

•	Participants do not need to pay for their initial shares. The initially expected total duration of the plan is three years. The beginning of the cycle was on October 1, 2014 and finished on September 30, 2017. The number of shares is established at the beginning of the cycle and, after the period of three years from the grant date, the shares will be transferred to the participant if the goal is reached.

•	The delivery of shares is conditional upon: (i) maintain an active working relationship in the Telefónica Group at the date of the cycle’s consolidation; and (ii) the achievement of results which represent the fulfillment of the objectives set for the plan. The level of success is based on the comparison of the evolution of shareholder remuneration considering price and dividends (Total Shareholder Return - TSR) of Telefónica share, vis-à-vis the evolution of TSRs corresponding to a number of companies quoted in the telecommunications industry, which correspond to the Comparison Group. The maximum number of shares allocated in the first and second cycles are as follows:

•	Cycle 2014-2017: occurred in September 2017, and the distribution of shares did not occur, given that the minimum TSR set forth in the program was not achieved.

•	Cycle 2015-2018: occurred in September 2018, and the distribution of shares did not occur, given that the minimum TSR set forth in the program was not achieved.

•	A new version of a TFSP plan was approved on The Annual General Shareholders’ Meeting of Telefónica held on June 8, 2018.

•	The Plan consists of the possibility, for the executives of the Telefónica Group that are invited to participate in it, to receive a certain number of shares of Telefónica after a period of three years, through the prior assignment of a certain number of theoretical shares or units (the “Units”), which shall serve as a basis for determining the number of ordinary shares in the capital stock of Telefónica (the “Shares”) which may be delivered under the Plan as variable remuneration, depending on the achievement of the objectives established for each of the cycles in which the Plan is divided

•	The Plan shall take effect as from the date of its approval by the Shareholders’ Meeting, it shall have a total duration of five (5) years, and it shall be divided into three (3) independent cycles (the “Cycles”), each with a measurement period of three (3) years, according to the following measurement calendar:

•	First Cycle: shall be deemed to have been initiated from January 1, 2018 through December 31, 2020.

•	Second Cycle: from January 1, 2019 through December 31, 2021.

•	Third Cycle: from January 1, 2020 through December 31, 2022.

•	Each Cycle will be conditioned by and determined according to the achievement of economic-financial objectives, value creation for the shareholder and, if applicable, objectives linked to sustainability, environment or good corporate governance.

•	In order to receive the Shares under the Plan, the Participants must maintain, for at least twelve (12) months of the Cycle, an active relationship with the Company or any of its subsidiaries which, on the Starting Date of each Cycle, maintain, on the Delivery Date, an active relationship with a Participating Company.

•	In case of termination, only if it takes place once twelve (12) months have elapsed since the Starting Date or, as the case may be, since the incorporation of new members to the Plan, and is due to (i) a unilateral withdrawal by the corresponding Participating Company, (ii) a dismissal on grounds other than disciplinary grounds, (iii) a disciplinary dismissal declared as unjustified or not for just cause by the channels and on the terms indicated in the preceding section, or it arises from (iv) death, (v) retirement, or (vi) declaration of total or absolute permanent disability, or comprehensive disability of the Participant, or from contingencies which, if applicable, are equivalent to the foregoing in each jurisdiction, shall the Participant or, as the case may be, his/her heirs, be entitled to receive, in the Cycle or Cycles that have not yet ended at that date, a number of Shares, calculated according to the provision.

•	In order to deliver the shares to executives at the end of each three-year cycle, the Telefónica group performs an analysis to determine if the threshold performance conditions were met: Telefonica’s Total Shareholder Return (“TSR”) against a comparison group and Free Cash Flow (“FCF”) goal.

•	The TSR is regarded as the metric for determining the generation of value for shareholders at the Group in the medium and long term defined, for the purposes of the Plan, as the return on investment taking into account the cumulative change in the value of the Telefónica Share and dividends and other similar items received by the shareholder over the Cycle in question. The Weighting corresponding to this Objective shall be fifty (50) percent of the total number of Shares to be delivered to the Participants under the PSP.

•	The FCF is established as the Plan´s metric to encourage commitment to the sustainable achievement of long-term strategic objectives. This Objective shall be established and approved each year by the Board. Fifty (50) percent of the number of Shares to be delivered under the Plan shall be determined based on the FCF level generated by the Group in each year, comparing this with the value set in the budgets approved by the Board for each year. In this regard, the partial achievement of this Objective shall be calculated annually, and the final achievement of the Free Cash Flow shall be an average of the partial achievements calculated each year.

•	Cycle 2018-2020: scheduled to occur in December 2020, with 144 executives of Telefônica Brasil having the potential right to receive 122,250 shares of Telefónica, S.A which, as of December 31, 2017 were accrued in R$1.2 million.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

In accordance with our bylaws, we have two classes of capital stock authorized and outstanding: common shares (ações ordinárias) and preferred shares (ações preferenciais). Our common shares have full voting rights. Our preferred shares have voting rights only under limited circumstances.

On October 31, 2016, Telefônica Brasil received a correspondence from the shareholder Telefónica Latinoamérica Holding, S.L. stating that Telefónica Internacional, S.A. transferred to them their entire stake in the Company, or 24.09% of the Company’s capital, represented by 46,746,635 common shares (8.18% of such class) and 360,532,578 preferred shares (32.22% of such class). The transfer of shareholding was held due to a universal succession under an internal reorganization in the Telefónica Group, through which Telefónica Internacional, S.A. was merged into Telefónica Latinoamérica Holding, S.L.

On December 31, 2018, Telefónica S.A. owned 34.67% of our common shares, Telefónica Latinoamérica Holding, S.L. owned 8.18% of our common shares and SP Telecomunicações owned 51.46% of our common shares. Since Telefónica Latinoamérica Holding, S.L. is a wholly owned subsidiary of Telefónica and owns 60.60% of the equity share capital of SP Telecomunicações, Telefónica has effective control over 94.47% of our outstanding common shares. Accordingly, Telefónica has the ability to control the election of our board of directors and to determine the direction of our strategic and corporate policies. None of Telefónica, Telefónica Latinoamérica Holding, S.L. or SP Telecomunicações has any special voting rights beyond those ordinarily accompanying the ownership of our common and preferred shares.

Telefónica S.A.’s shares are traded on various stock exchanges, including exchanges in Madrid, Barcelona, Bilbao, Valencia, London, New York, Lima and Buenos Aires.

Telefónica is one of the largest telecommunications companies in the world in terms of market capitalization and number of customers. With its strong mobile, fixed and broadband networks and its innovative portfolio of digital solutions, Telefónica is transforming itself into a “Digital Telco,” a company that will be even better placed to meet the needs of its customers and capture new revenue growth.

The following tables set forth information relating to the ownership of common and preferred shares by Telefónica, SP Telecomunicações, Telefónica Latinoamérica Holding, S.L., any other shareholders known to us to beneficially own more than 5% of our common or preferred shares and our officers and directors, based on 571,644,217 common shares and 1,119,340,706 preferred shares outstanding as of December 31, 2018. We are not aware of any other shareholder that beneficially owns more than 5% of our common or preferred shares.

Shareholder’s Name	Number of common shares owned	Percentage of outstanding common shares
SP Telecomunicações	294,158,155	51.46%
Telefónica S.A.	198,207,608	34.67%
Telefónica Latinoamérica Holding, S.L.	46,746,635	8.18%
All directors and executive officers as a group	1,875	—

Shareholder’s Name	Number of preferred shares owned	Percentage of outstanding preferred shares
SP Telecomunicações	38,537,435	3.44%
Telefónica S.A.	305,122,195	27.26%
Telefónica Latinoamérica Holding, S.L.	360,532,578	32.21%
Artisan Partners Limited Partnership (1)	96,573,358	8.63%
All directors and executive officers as a group	20,977	—

____________________

(1)	The number of preferred shares beneficially owned is as of December 31, 2018, as reported in a Schedule 13G/A filed by Artisan Partners Limited Partnership, Artisan Investments GP LLC, Artisan Partners Holdings LP and Artisan Partners Asset Management Inc. on February 7, 2019. As set forth in the Schedule 13G/A, Artisan Partners Limited Partnership has shared power to vote 90,688,209 preferred shares and shared power to dispose of 96,573,358 preferred shares. As set forth in the Schedule 13G/A, Artisan Partners Limited Partnership does not have shared power to vote the remaining 5,885,149 preferred shares which Artisan Partners Limited Partnership has reported in its Schedule 13G/A that it beneficially owns. Securities reported on the Schedule 13G/A as being beneficially owned by Artisan Partners Limited Partnership are held by Artisan Partners Limited Partnership and/or one or more of its investment adviser subsidiaries on behalf of investment advisory clients, which may include investment companies registered under the Investment Company Act, employee benefit plans, pension funds or other institutional clients. The business address of Artisan Partners Limited Partnership reported on the Schedule 13G/A is 875 East Wisconsin Avenue, Suite 800, Milwaukee, WI 53202.

As of December 31, 2018, there were a total of 225 ADR holders of record and 185,846,971 ADRs outstanding, representing 185,846,971 preferred shares or 16.6% of outstanding preferred shares. Since some of these ADRs are held by nominees, the number of record holders may not be representative of the number of beneficial holders.

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

Telefónica S.A.

On January 2, 2008, we entered into a copyright licensing agreement, or Brand Fee agreement with Telefónica S.A., with respect to the brand “Telefónica.” The amounts in connection with these agreements totaled R$321 million in 2018, R$332 million in 2017 and R$337 million in 2016.

Telxius Cable Brasil Ltda (former Telefônica Internacional Wholesales Services Brasil Ltda.)

On June 3, 2002, we entered into a supply agreement for the IP Band with Telefónica Internacional Wholesales Services Brasil Ltda., with respect to the internet transit service, which is a connection dedicated to the transportation of internet traffic. The amounts in connection with these agreements totaled R$181 million in 2018, R$174 million in 2017 and R$176 million in 2016.

Some international roaming services are provided by companies in the Telefónica group.

Telefónica International Wholesale Services, S.L.

On April 7, 2016, we entered into a supply agreement for the IP Band with Telefônica Internacional Wholesale Services S.L., with respect to the internet transit service, which is a connection dedicated to the transportation of internet traffic. The amounts in connection with these agreements totaled R$14 million in 2018, R$34 million in 2017 and R$49 million in 2016.

Telxius Torres Brasil Ltda.

On March 31, 2016, we entered into a supply agreement for the use of infrastructure owned by Telxius Torres Brasil Ltda by the Company. The amounts in connection with said agreement totaled R$93 million in 2018, R$110 million in 2017 and R$71 million in 2016.

Telefônica Serviços de Ensino Ltda.

On January 29, 2018, we entered into an online and in-person supply agreement offered by Telefonica Serviços de Ensino Ltda. The amounts in connection with this agreement totaled R$49 million in 2018.

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

Tax Matters — Probable Loss

Federal Taxes

On December 31, 2018, the company was party to federal administrative and judicial proceedings relating to (i) claims resulting from the non-ratification of compensation and refund requests, formulated by the company; (ii) CIDE (Contribution for Intervention in the Economic Domain) levied on the remittance of funds abroad relating to technical services, administrative assistance and to services of similar nature, as well as royalties (iii) IRRF on interest on shareholder’s equity; (iv) Social Investment Fund (Finsocial) offset amounts; and (v) additional charges to the PIS and COFINS tax base, as well as additional charges to COFINS required by Law No. 9718/98.

In the opinion of management, the chances of loss in the foregoing federal administrative and judicial proceedings is probable. On December 31, 2018, total consolidated provisions for these federal administrative and judicial proceedings amounted to R$526.9 million.

State Taxes

On December 2018, the company was party to administrative and judicial proceedings in progress referring to (i) ICMS credit not granted; (ii) ICMS not levied on telecommunication services; (iii) disallowance of ICMS credits referring to Covenant 39; (iv) ICMS tax rates; and (v) ICMS tax on internet (data) infrastructure lease payments (vi) sales of goods at prices below their costs of acquisition; and (vii) non-taxation of amounts granted to clients as discounts. On December 31, 2018, total consolidated provisions for these state-level administrative and judicial proceedings amounted to R$909.5 million.

Municipal Taxes

On December 31, 2018, the company was party to tax claims at a municipal level, both in the administrative and judicial sphere which, based on the opinion of our legal advisors, are classified as a probable loss, related to (i) real estate property tax (Imposto Predial Territorial e Urbano - IPTU); (ii) Service tax on leases of movable assets for supplementary or intermediate activities; and (iii) Service tax retention on fixed duration service contracts. On December 31, 2018, total consolidated provisions for these municipal level proceedings amounted to R$33.6 million.

FUST, FISTEL and EBC

On December 31, 2018, the company was party to federal judicial proceedings relating to: (i) non-inclusion of interconnection and EILD expenses in the FUST; On December 31, 2018, total consolidated provisions for these federal administrative and judicial proceedings amounted to R$481.8 million.

In the second quarter of 2018, ongoing litigation relating to the exclusion from the calculation basis of the Installation Inspection Fee (Taxa de Fiscalização de Instalação or TFI) and the Inspection and Operation Fee (Taxa de Fiscalização e Funcionamento or TFF) with respect to mobile stations that are not owned by us was resolved unfavorably after we withdrew our previously-filed appeal, resulting in the conversion of the amounts deposited in court into a payment to ANATEL.

In the third quarter of 2018, the request by Company and one of its subsidiaries for the conversion of amounts relating to EBC rates that had been deposited with the court into revenues was accepted, even while such proceedings remain ongoing. As a result, the Company and the subsidiary reversed the provisions relating to the amounts that had been deposited in court.

Tax Matters — Possible Loss

The following tax proceedings were pending as of December 31, 2018, and, in the opinion of our management and our legal advisors, the chance of loss in these cases is “possible.”

Federal Taxes

On December 31, 2018, the company was party to various federal administrative and judicial proceedings, which are waiting to be tried at various court levels. On December 31, 2018, the total consolidated amount was R$12,025.5 million.

Key proceedings refer to: (i) Non-compliance manifestations due to the ratification of compensation requests made by the company; (ii) social security contribution (INSS) about: (a) on compensation payment for salary devaluation arising from losses caused by “Plano Verão” (Summer Plan) and “Plano Bresser” (Bresser Plan); (b) social security contribution (INSS), SAT (Work Accident Insurance), Social Security and payables to third parties (INCRA and SEBRAE); (c) 11% retention (labor assignment); (iii) Income Tax on foreign currency remittances for the payment of technical and administrative services, as well as on royalties; (iv) Income tax and social contribution – disallowance of costs and miscellaneous expenses not substantiated; (v) deductions of COFINS from loss in swap transactions; (vi) PIS / COFINS accrual basis versus cash basis; (vii) IRPJ payable in connection with allocation of excess funds to Northeast Investment Fund (FINOR), Amazon Region Investment Fund (FINAM) or Economic Recovery Fund of the State of Espírito Santo (FUNRES); (viii) IRPJ and CSLL – disallowance of expenses related to the goodwill arising from the privatization process, Vivo’s corporate restructuring and goodwill from the mergers of Navytree, TDBH, VivoPart and GVTPart; (ix) ex-tariff, abrogation of the benefit from the CAMEX Resolution No. 6, increasing the import tariff from 4% to 28%; (x) industrialization tax (IPI) on the dispatch from company premises of “Fixed access unit” equipment to clients on a lending agreement; (xi) PIS and COFINS on value-added services; (xii) INSS on stock options, payment requirement for social security contributions on amounts paid by group companies to employees on behalf of the share purchasing plan; (xiii) financial operations tax (Imposto sobre Operações Financeiras - IOF), payment requirements for intercompany and credit operations; and (xiv) non-deductibility of operating expenses and expected losses of recoverable amount of the receivables.

In the opinion of management, the chance of loss in these proceedings is possible, consequently, we have not made any provisions in connection with these proceedings.

State Taxes

On December 31, 2018, the company was a party to various state administrative and judicial proceedings, which are ongoing at various court levels. On December 31, 2018, the total consolidated amount was R$16,294.7 million.

Key proceedings refer to: (i) provision of facility, utility and convenience services and equipment rental; (ii) international calls (DDI); (iii) undue credit related to the acquisition of items intended to property, plant and equipment (fixed assets); (iv) lack of proportionate credit reversal referring to the acquisition of property, plant and equipment items (fixed assets); (v) service provided outside São Paulo state with ICMS paid to São Paulo State; (vi) co-billing, (vii) tax substitution with a fictitious tax base (tax guideline); (viii) use of credits related to acquisition of electric power; (ix) secondary activities, value added and supplementary services; (x) tax credits related to opposition/challenges referring to telecommunications services not provided or mistakenly charged (ICMS CONFAZ Covenant 39/01); (xi) deferred charge of ICMS - Interconnection (DETRAF – Traffic and Service Provision Document); (xii) credits derived from tax benefits granted by other states; (xiii) disallowance of tax incentives related to cultural projects; (xiv) transfers of assets among business units owned by the company; (xv) communications service tax credits used in provision of services of the same nature; (xvi) card donation for prepaid service activation; (xvii) reversal of credit from return and free lease in connection with assignment of networks (used by the company itself and exemption from public bodies); (xiii) DETRAF (CDR), (xix) ICMS on own consumption; (xx) ICMS on exemption of public bodies; (xxi) unconditional discounts excluded from ICMS tax basis; (xxii) restructuring of ledger without prior authorization by the National Treasury Department (STN); (xxiii) ICMS on monthly subscription, which is currently under review by the Federal Supreme Court (Superior Tribunal Federal or STF) with foreclosure proceedings and the Company awaits judgment; (xxiv) exclusion of ICMS on advertising services and unmeasured services ICMS.

In the opinion of our management, the chance of loss in the foregoing state administrative and judicial proceedings is possible, and, consequently, we have not made any provisions in connection with these proceedings.

Municipal Taxes

On December 31, 2018, the company was party to various administrative and judicial proceedings at the municipal level, which are ongoing at various court levels. On December 31, 2018, the total consolidated amount was R$637.7 million.

Key proceedings refer to: (i) ISS (Imposto Sobre Serviços) – secondary activities, value-added and supplementary services; (ii) withholding ISS; (iii) real estate property tax (Imposto Predial Territorial e Urbano - IPTU); (iv) Land Use Fee; (v) municipal fees; (vi) tariff for Use of Mobile Network (TUM), infrastructure lease; (vii) advertising services; (viii) services provided by third parties; (ix) business management consulting services provided by Telefonica Internacional (TISA); (x) ISS levied on caller ID services and on cell phone activation; (xi) service tax on continuous services contracts, provisions, reversals and cancelled invoices; and (xii) ISS on data processing and antivirus programs.

In the opinion of our management, the chance of loss in the foregoing state administrative and judicial proceedings is possible and, consequently, we have not made any provisions in connection with these proceedings.

FUST, FUNTTEL, FISTEL and EBC

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

On December 31, 2018, the total aggregate amount under dispute was R$3,701.2 million.

In the opinion of our management and our legal advisors, the chance of loss in the foregoing proceedings is possible, and, consequently, we have not made any provisions in connection with these proceedings.

FUNTTEL – Fund for the Technological Development of Telecommunications

On December 31, 2018, the company was party to administrative and judicial proceedings, which are waiting to be tried at the lower administrative court and the court of appeals.

Such proceedings concern the collection of contributions to FUNTTEL on other revenues (not related to telecom services), as well as on income and expenses transferred to other operators (interconnection).

On December 31, 2018, the total aggregate amount under dispute was R$618.5 million. In the opinion of our management and our legal advisors, the chance of loss in the foregoing proceeding is possible, but not probable and, consequently, we have not made any provisions in connection with this proceeding.

FISTEL – Telecommunications Supervision Fund

Due extension of the effective license period to use telephone switches in connection with the use of landline phone carriers and extension of the right to use radiofrequency in connection with wireless service (wireless carriers), ANATEL charges the Installation Inspection Fee, TFI.

This collection is based on ANATEL’s understanding that such extension would represent a taxable event for TFI. We understand that such collection is inappropriate, and separately challenged the aforesaid fee in court. On December 31, 2018, the total consolidated amount was R$2,825.5 million, without the respective deposit in full.

In the opinion of our management and our legal advisors, the chance of loss in the foregoing proceeding is possible and, consequently, we have not made any provisions in connection with this proceeding.

Labor Litigation

We are also a defendant in several legal proceedings filed by former employees and outsourced employees (alleging joint or several liability), who claim, among other things, deficient overtime payment, unequal compensation, retirement wage supplements, health and security hazard compensation, salary complements for retirees; and proceedings regarding our outsourcing practices. In 2018, we implemented improvements to our method of calculating our labor provision estimates for claims relating to joint or several liability with third parties, leading to an increase of R$116 million in our labor-related provisions.

We are also party to labor claims filed by former employees, which relate to the Plan for Medical Assistance to Retirees (“PAMA”), which seeks among other things to reverse changes in retiree medical plans. The majority of such claims are pending judgment by the Superior Labor Court (Tribunal Superior do Trabalho). In the opinion of our management and our legal advisors, the chance of loss in the foregoing proceedings is possible. No value has been attributed to these claims because we are currently unable to estimate the value of losses in the event of an adverse judgment and, as a result, we have not recorded any provisions relating to such claims.

Additionally, the Company is party to public civil actions promoted by the Public Prosecutor’s Office. In August 2018, most of the Supreme Court Ministers adjudicated on the legality of unrestricted outsourcing, which was the service borrower’s subsidiary responsibility. However, the Company awaits the publication of said decision and possible embargoes of declaration to clarify the scope of such decision, including for cases on trial, in which case it will be evaluated as an application of the decision of each of the processes in question that discusses the topic. In view of these considerations, there is still no estimate of amounts or losses of rights for the Company.

In addition, we are also a defendant in four public civil actions filed by the Federal Ministry of Labor, which concerns contracting third-party companies in order to perform services related to our core business. Although the likelihood of loss of such actions is “possible,” no value has been attributed to these claims because we are currently unable to estimate the value of losses in the event of an adverse judgment and, as a result, we have not recorded any provisions relating to such claims.

Civil Claims

There are several civil claims filed against the Company. We have recorded approximately R$1,000 million in provisions for these proceedings where the risk of loss is deemed probable, including the civil proceedings described below:

•	Expansion Plan–PEX. We are defendants in proceedings related to the possible right of individuals who purchased our shares in connection with our network expansion plan after 1996, to receive additional shares from us. These claims are in course through the various levels of the court system and the success rate in each proceeding is classified on a case-by-case basis according to the facts presented in each proceeding. For the proceedings in which the success rate of the plaintiffs is classified as “probable,” we’ve recorded a provision of R$334.9 million.

•	The Company and/or its subsidiaries are defendants in various civil proceedings related to consumers claims both in administrative and judicial courts, especially about poor performance. On December 31, 2018, provisioned amounts totaled R$353.8 million (R$296.2 million on December 31, 2017).

•	The Company and/or its subsidiaries are parties to various civil proceedings of non-consumer nature in administrative and judicial courts, all related to the ordinary course of business. On December 31, 2018, provisioned amounts totaled R$313.9 million (R$435.5 million on December 31, 2017).

There are other several civil claims against the Company for which the chance of loss is deemed possible and for which we have not recorded provisions, including:

•	Pension Benefit Plan Spin-Off. Two Associations - Sistel Participants Association in São Paulo (ASTEL) and - National Federation of Associations of Retirees and Pensioners and Participants in Pension Funds in Telecom (FENAPAS) filed distinct class actions – with the same object - against the Company, seeking the annulment of the spin-off of the PBS pension benefit plan, that occurred in 2000, and created the specific TELESP–PBS pension benefit plan, and corresponding allocation of resources resulted from the technical surplus and fiscal contingencies existing at that time. The success rate of the Company in both of the claims is deemed possible based on the opinion of our legal advisors. The amount involved in both cases cannot yet be determined until an expert appraisal report is conducted since it includes the spin-off portion of Sistel related to the telecommunication operators from the former “Telebrás System.” With respect to the class action filed by ASTEL, the action was ruled in favor of the Company by the lower court. ASTEL filed an appeal, which is awaiting a ruling. With respect to the class action filed by FENAPAS, the lower court ruled against the Company. Subsequently, the lack of jurisdiction of the State Court was acknowledged and the case was referred to the Federal Courts for re-trial.

•	A class action filed by SISTEL Participants’ Association (ASTEL) in the state of São Paulo, in which SISTEL associates question the changes made in the HealthCare Plan for Retired Employees (PAMA) of the Association and seek the reestablishment of the status quo. This proceeding is in the appeal phase under review by the superior court. The amount cannot be estimated in that it entails a return to the prior conditions.

•	The Company is party to other civil claims, at several Court levels, related to service rendering. Such claims have been filed by individual consumers, civil associations representing consumer rights or by the Bureau of Consumer Protection (PROCON), as well as by the Federal and State Public Prosecutor’s Office. The Company is also party to other claims of several types related to the normal course of business. On December 31, 2018, possible amounts totaled R$3,466 million (R$2,827 million on December 31, 2017).

•	Terra Networks is a party to (i) a claim proposed by a supplier of broadcast rights; (ii) annulment proceeding of penalties before the Consumer Protection Bureau (PROCON); (iii) Compensation Claims; (iv) collection of copyright (ECAD); and (v) claims proposed by former subscribers related to improper collection or breach of contract. On December 31, 2018, the total amount was R$12,926 million.

•	The Company has received fines regarding the noncompliance with SAC Decree. We currently have various actions (administrative and judicial proceedings). On December 31, 2018, amounts totaled R$14.2 million.

Ownership of Caller ID

Lune Projetos Especiais Telecomunicação Comércio e Ind. Ltda., a Brazilian company, filed on November 20, 2001 lawsuits against 23 wireless telecommunications operators, including TELESP Celular Participações and its subsidiaries. The lawsuits allege that those operators violated patent No. 9202624-9, related to Equipamento Controlador de Chamadas Entrantes e do Terminal do Usuário, or Caller ID, granted to Lune by the Brazilian Institute of Intellectual Property, or the INPI, on September 30, 1997. An unfavorable decision was handed down determining that the Company should refrain from selling mobile phones with Caller ID service, subject to a daily fine of R$10,000 in case of noncompliance. Furthermore, according to that decision, the Company must pay indemnification for royalties, to be calculated at settlement. Motions for Clarification were opposed by all parties and Lune’s motions for clarification were accepted since an injunctive relief in this stage of the proceedings was deemed applicable. A bill of review appeal was filed in view of the current decision which granted a stay of execution suspending that unfavorable decision until the final judgment of the appeal. A bill of review was filed in view of the sentence handed down on June 30, 2016, by the 4th Chamber of the Court of Justice of the Federal District, in order to annul the lower court sentence and remit the proceedings back to the lower court for a new examination. The outside counsel’s opinion that the chance of an unfavorable outcome is possible. We are unable to determine at this time the extent of any potential liabilities with respect to this claim.

Expiration of Prepaid Plan Minutes

We and our subsidiaries, together with other Brazilian wireless telecommunications operators, are defendants in various lawsuits brought by the public prosecutor’s office and consumer protection associations challenging the imposition of a deadline for the use of purchased prepaid minutes. The plaintiffs allege that purchased prepaid minutes should not expire after any specified deadline. Conflicting decisions have been issued by the courts about this matter. Although we believe that our criteria for imposing the deadline are in compliance with ANATEL’s rules, we believe, based on the opinion of outside counsel, that the likelihood of an unfavorable outcome with respect to this claim is possible.

Regulatory and Antitrust Litigation

We are involved in several administrative and judicial proceedings relating to alleged breaches of obligations by ANATEL, mainly, and CADE. As of December 31, 2018, amounts for those proceedings were R$6.1 billion classified as possible risk, plus R$1 billion provisioned.

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

In 2018, as a result of the termination of the TAC negotiations of Telefonica (which was not concluded), ANATEL established a collection of new administrative procedures for inspections on pipelines that would be contemplated in the TAC. This collection of processes, given the environment and factual context of the subjects treated there, was evaluated as possible loss.

In May 2018, Telefónica filed a lawsuit seeking to invalidate an ANATEL resolution from March of that same year to install administrative proceedings for non-compliance with obligations (“Processo Administrativo para Apuração de Descumprimento de Obrigações” or PADO) in order to verify alleged infractions committed by Telefónica Brasil to the Fixed Telephony Regulation.

This PADO has been suspended for years due to the negotiations of the TAC (“Termo de Ajustamento de Conduta”), between Telefónica and ANATEL about some PADOS. Since the negotiations concluded without agreement, these suspended administrative sanctioning procedures were reactivated and finalized.

In its resolution of March 2018, ANATEL considered that several infractions had been committed, in particular those related to the communication deadlines for suspension of the service to users with breaches of payments, to the terms of connection of the service after the communication of the payment and the disagreement with the terms of refund of amounts claimed by the users of the service.

The fine imposed by ANATEL and appealed by Telefónica Brasil is about 211 million reais which, along with the updates of the value of the currency and the accrued interest, currently amounts (December 2018) to about 482 million reais.

Telefônica Brasil considers that the sanction imposed is illegal and undue, and the appeal is based, fundamentally, and among other aspects, on the following defense arguments: (i) the universe of users considered by ANATEL to fix the fine is excessive, given that the number of affected users is materially lower and (ii) the calculation of the fine is disproportionate and without grounds.

The fine has not been paid, although it is guaranteed through a guarantee insurance submitted to the court. The procedure is in the first instance and Telefonica expects that a date is set for the conciliation hearing.

Dividends and Dividend Distribution Policy

Priority and Amount of Preferred Dividends

The Brazilian Corporate Law determines that the shareholders of a company have the right to receive a minimum percentage of the distributable profits (mandatory dividends) comprising dividends and/or interest on shareholders’ equity, or distributable amount, of the corporation for each fiscal year. If such amount is not determined in the bylaws of the company, Brazilian Corporate Law specifies the criteria to determine the minimum amount of the dividend. See “Item 10. Additional Information—B. Memorandum and Articles of Association.” Moreover, a Brazilian company may issue new preferred shares for public distribution only if one of the following terms applies to the preferred shares: (i) the right to receive dividends equivalent to at least 25% of the adjusted net profit for the fiscal year, to be calculated in accordance with Article 202 of the Brazilian Corporate Law as follows: (a) priority in the receipt of dividends corresponding to at least 3% of the book value per share and (b) the right to an equal share of the profits attributable to the holders of common shares, after the holders of common shares have received a dividend equal to a minimum of 3% of the book value per share; or (ii) the right to receive dividends, at least 10% higher than those paid for each common shares; or (iii) tag-along rights of at least 80% of the price per share paid in the sale of control to be paid by the controlling shareholder and also including the right to receive dividends at least equal to the dividend paid to common shares.

According to our bylaws, we are required to distribute as mandatory dividends of each fiscal year ending on December 31, to the extent amounts are available, an aggregate amount equal to at least 25% of adjusted net income.

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

Under the Brazilian Corporate Law, a company is allowed to withhold payment of the mandatory dividend in respect of common shares and preferred shares if:

•	management and the fiscal board report at the shareholders meeting that the distribution would be incompatible with the financial circumstances of the company; and

•	the shareholders ratify this decision at the shareholder’s meeting.

If that is the case:

•	management must forward to the CVM, within five days of the shareholders meeting, an explanation justifying the decision at the shareholders meeting; and

•	the profits that were not distributed are to be recorded as a special reserve and, if not absorbed by losses in subsequent fiscal years, are to be paid as dividends as soon as the company’s financial situation allows.

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

At each annual shareholders meeting, the board of directors is required to suggest the allocation of net profits obtained during the preceding fiscal year. Under Brazilian Corporate Law, we are required to maintain a legal reserve, to which 5% of our net profits must be allocated for each fiscal year, until the reserve amounts to 20% of our paid-in capital. Net losses, if any, shall be deducted from accumulated profits, profit reserves and legal reserve, in this order.

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

A shareholder has a three-year period from the dividend payment date to claim dividends in respect of its shares, after which any unclaimed dividend distributions legally revert to the Company. Because our shares are issued in book-entry form, dividends with respect to any share are credited to the account holding the share and no action is required on part of the shareholder. We are not required to adjust the amount of paid-in capital for inflation.

If a shareholder is not a resident of Brazil, he or she must register with the Central Bank to be eligible to receive dividends, sales proceeds or other amounts with respect to his or her shares outside of Brazil. Our preferred shares underlying ADSs are held in Brazil by a Brazilian custodian, Citibank N.A., as the agent for the depositary, which is the registered owner of our shares.

Payments of cash dividends and distributions, if any, will be made in Brazilian currency to the custodian on behalf of the depositary, which will then convert those proceeds into U.S. dollars and will provide for U.S. dollars to be delivered to the depositary for distribution to holders of ADSs. If the custodian is unable to immediately convert the Brazilian currency received as dividends into U.S. dollars, the amount of U.S. dollars payable to holders of ADSs may be adversely affected by devaluations of the Brazilian currency that occur before dividends are converted and remitted. Dividends in respect of the preferred shares paid to resident and nonresident shareholders, including holders of ADSs, are not currently subject to Brazilian withholding tax.

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

The following table sets forth the dividends or interest on shareholders’ equity paid to holders of our common and preferred shares since 2014 in reais.

Year	Description (Dividends or Interest on Shareholders’ Equity)(1)	Common Shares	Preferred Shares
	(per share/in R$)
2018	Div/Int	2.358070	2.593877
2017	Div/Int	2.088332	2.297165
2016	Div/Int	1.742031	1.916234
2015	Div/Int	3.195401	3.514941
2014	Div/Int	2.122786	2.335065

____________________

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

On June 17, 2016, the board of directors approved, subject to shareholder approval, a payment of interest on shareholders’ equity for the common and preferred shares totaling R$161 million, which the Company paid on August 22, 2017.

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

On February 13, 2017, the board of directors approved, subject to shareholder approval, a payment of interest on shareholders’ equity for the common and preferred shares totaling R$180 million, which the Company paid on August 21, 2018.

On March 20, 2017, the board of directors approved, subject to shareholder approval, a payment of interest on shareholders’ equity for the common and preferred shares totaling R$350 million, which the Company paid on August 21, 2018.

On April 26, 2017, at the General Shareholders Meeting, the shareholders approved the distribution of dividends to the common and preferred shares in the total amount of R$1,914 million based on the closing balance sheet on December 31, 2016, which the Company paid on December 13, 2017.

On June 19, 2017, the board of directors approved, subject to shareholder approval, a payment of interest on shareholders’ equity for the common and preferred shares totaling R$95 million, which the Company paid on August 21, 2018.

On September 18, 2017, the board of directors approved, subject to shareholder approval, a payment of interest on shareholders’ equity for the common and preferred shares totaling R$305 million, which the Company paid on August 21, 2018.

On December 14, 2017, the board of directors approved, subject to shareholder approval, a payment of interest on shareholders’ equity for the common and preferred shares totaling R$1,487 million, which the Company paid on August 21, 2018.

On April 12, 2018, at the General Shareholders Meeting, the shareholders approved the distribution of dividends to the common and preferred shares in the total amount of R$2,192 million based on the closing balance sheet on December 31, 2017, which the Company paid on December 11, 2018.

On June 18, 2018, the board of directors approved, subject to shareholder approval, a payment of interest on shareholders’ equity for the common and preferred shares totaling R$400 million. The payment will be made to common and preferred shareholders who were registered in the Company’s books on June 29, 2018, and it will be made by the end of fiscal year 2019, on a date to be determined by the Company’s Directors.

On September 05, 2018, the board of directors approved, subject to shareholder approval, a payment of interest on shareholders’ equity for the common and preferred shares totaling R$2,800 million. The payment will be made to common and preferred shareholders who were registered in the Company’s books on September 17, 2018, and it will be made by the end of fiscal year 2019, on a date to be determined by the Company’s Directors.

On December 4, 2018, the board of directors approved, subject to shareholder approval, a payment of interest on shareholders’ equity for the common and preferred shares totaling R$1,350 million. The payment will be made to common and preferred shareholders who were registered in the Company’s books on December 17, 2018, and it will be made by the end of fiscal year 2019, on a date to be determined by the Company’s Directors.

Interest on shareholders’ equity declared based on Telefônica Brasil’s 2018 net profit totaled R$4,550 million. The remaining R$2,469 million were classified as proposed additional dividends and will be submitted to the approval of the 2019 General Shareholders Meeting of the Company.

B. Significant Changes

None.

ITEM 9.	THE OFFER AND LISTING

A. Offer and Listing Details

The trading market for our common and preferred shares is the B3.

Our preferred shares began trading on the B3 on September 21, 1998 and are traded on the B3 under the symbol “VIVT4” (formerly TLPP4).” Our common shares trade under the symbol “VIVT3” (formerly TLPP3). On December 31, 2018, we had approximately 1,691.0 million common and preferred shares held by approximately 2.3 million common and/or preferred shareholders.

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

Trading on the B3

B3 is a Brazilian publicly held company established in March 2017 when the securities, commodities and futures exchanges activities of BM&FBOVESPA were combined with the activities of CETIP, a provider of financial services for the organized OTC market. B3 is one of the world’s largest financial market infrastructure providers by market value. The services it offers range from exchange trading, clearing and other post-trade services to registration of over-the-counter (OTC) transactions and of vehicle and real estate loans.

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

With the approval of our board of directors and/or Officers, we implemented several measures over the last few years designed to improve our transparency and disclosure practices. We believe these measures will benefit our shareholders, and current and future investors as well as the marketplace in general. Among the measures we have implemented, we have:

•	created a policy for disclosure of material facts or corporate actions and trading of our securities (Política de Divulgação de Ato ou Fato Relevante e de Negociação de Valores Mobiliários);

•	created a policy for internal controls related to the Communication, Recording and Control of Financial and Accounting Information (Normativa sobre Registro, Comunicação e Controle de Informação Financeiro-Contábil);

•	established the Service Quality and Marketing Committee;

•	established the Control and Audit Committee;

•	established the Nominations, Compensation and Corporate Governance Committee;

•	established the Strategy Committee;

•	enacted a procedure to receive and deal with reports of accounting and auditing fraud within the company (Canal de Denúncias);

•	enacted a policy for prior approval of contracting audit services (Normativa sobre Aprovação Prévia de Serviços a serem Prestados pelo Auditor Externo);

•	enacted a code of business conduct and ethics (Princípios de Negócio Responsável);

•	enacted a code of conduct for members of our finance team regulating the conduct of our managers in connection with the registration and control of financial and accounting information and their access to privileged and nonpublic information and data (Normas de Conduta para Financeiros);

•	enacted a policy regarding communication of information to the securities market (Normativa sobre Comunicação de Informação aos Mercados); and

•	enacted a policy regarding the prevention and fight against corruption (Diretrizes de Prevenção e Combate à Corrupção).

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

Code of Business Conduct and Ethics

Although adoption of a code of ethics is not required by Brazilian Corporate Law, we implemented a code of business conduct and ethics called the “Princípios de Negócio Responsável” (“PNR”), or the Telefónica Business Principles, regulating the conduct of our employees in general (including senior financial officers and executive officers) to comply with the requirements of the Sarbanes-Oxley Act and NYSE rules. See “Item 16B. Code of Ethics.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

The following information describes our common shares and preferred shares and provisions set forth by our bylaws and of the Brazilian Corporate Law. This description is only a summary. You should read and refer to our bylaws (estatuto social) included as Exhibit 1.1 hereto.

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

As of December 31, 2018, we had outstanding share capital of R$63,571,415,865.09, comprised of 1,690,984,923 total shares, consisting of 571,644,217 issued common shares and 1,119,340,706 issued preferred shares. All of our outstanding share capital is fully paid. All of our shares are without par value. Under the Brazilian Corporate Law, and in accordance with Law 10,303/01 considering that we were a publicly held company before 2001, the aggregate number of our non-voting and limited voting preferred shares may not exceed two-thirds of our total outstanding share capital. In addition, our board of directors may increase our share capital up to 1,850,000,000 common or preferred shares without amendment to our bylaws. Any increase of our share capital above that limit must be approved by a general extraordinary shareholders meeting.

As of December 31, 2018, 2,290,164 common shares were held by us (treasury shares) at a book value per share of R$42.40. As of December 31, 2018, 983 preferred shares were held by us (treasury shares) at a book value per share of R$42.40. As of the date of this annual report, there are no persons to whom any capital of the Company or any of our subsidiaries is under option or agreed conditionally or unconditionally to be put under option.

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

Corporate Purposes

Under Article 2 of our bylaws, our corporate purposes are:

•	the exploration of telecommunications services;

•	the development of activities necessary or useful for the execution of these services, in accordance with the concessions, authorizations, and permissions granted to us;

•	the exploration of value-added services, including, without limitation, the provision of audio, video, image and text content, applications and the like;

•	the exploration of integrated solutions, management, and provision of services related to: (i) data centers, including hosting and colocation; (ii) storage, processing, and management of data, information, texts, images, videos, applications, and information systems and the like; (iii) information technology; (iv) information and communication security; (v) telecommunications; and (vi) electronic security systems related to theft, intrusion, fire, and others; and

•	Licensing and sub-licensing of software of any nature.

In the pursuit of its corporate purpose, the Company may incorporate assets and rights of third parties into its assets, as well as:

•	participate in the capital of other companies, including in order to comply with the national telecommunications policy;

•	create companies and/or subsidiaries for the execution of activities within its purpose and that are preferably decentralized;

•	promote the importation of goods and services necessary for the execution of activities within its purpose;

•	provide technical assistance services to companies in the telecommunications sector, carrying out activities of common interest;

•	manage and provide maintenance, assistance and technical support in information technology and equipment related to the Company’s activities;

•	provide consulting services related to the Company’s activities;

•	prepare, implement, and install projects related to the Company’s activities;

•	manage and render engineering services and carry out civil construction and related works, necessary for the execution of projects related to the Company’s activities;

•	provide monitoring services related to the Company’s activities;

•	provide business intermediation services in general;

•	market and sell and lease equipment and materials necessary or useful for the exploration of its activities, including precision, measurement, and electronic sensor equipment;

•	carry out studies and research activities, aiming at the development of the telecommunications sector;

•	enter into contracts and agreements with other companies that explore telecommunications services or with any persons or entities, with the purpose of ensuring the operation of the services, without prejudice to its duties and powers; and

•	carry out other similar or related activities assigned to it by the National Telecommunications Agency - ANATEL.

Board of Directors

Under our bylaws, any matters subject to the approval of our board of directors can be approved only by the majority of votes of the present members of our board of directors with a majority of members currently in office. Under our bylaws, our board of directors may only deliberate if a majority of its members are present at a duly convened meeting and in the event of a tie, the Chairman of the board of directors shall be the tiebreaker.

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

Compensation

Under our bylaws, our common shareholders approve the annual cap for aggregate compensation payable to our directors, executive officers and members of our fiscal board. Subject to this approval, our board of directors establishes the compensation of its members and of our executive officers.

As per Brazilian Corporate Law, the compensation payable to the members of the fiscal board shall not be less than 10% of the compensation of the company’s executive officers, not including other benefits listed in paragraph three of article 162 thereof.

Mandatory Retirement

Neither the Brazilian Corporate Law nor our bylaws establish a mandatory retirement age for our directors or executive officers.

Share Capital

Under the Brazilian Corporate Law, since October 2001, as per Law 10,303, the number of issued and outstanding non-voting shares or shares with limited voting rights, such as our preferred shares, may not exceed fifty percent of our total outstanding share capital, and not two thirds. However, according to the same law, companies that were already incorporated before said law went into effect were permitted to maintain the previous requirements. Therefore, in accordance with Law 10,303/01, considering that we were a publicly held company incorporated before 2001, the number of our issued and outstanding non-voting shares or shares with limited voting rights, such as our preferred shares, may not exceed two-thirds of our total outstanding share capital.

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

Shareholders’ Meetings

Under the Brazilian Corporate Law, we must hold an annual shareholders’ meeting until April 30 of each year in order to:

•	approve or reject the financial statements approved by our board of directors, including any recommendation by our board of directors for the allocation of net profit and distribution of dividends;

•	elect members of our board of directors (upon expiration of their three-year terms) and members of our fiscal board, subject to the right of preferred shareholders and minority common shareholders to elect members of our board of directors and our fiscal board; and

•	approve the monetary adjustment of our share capital.

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

Our board of directors may convene shareholders’ meetings. Under the Brazilian Corporate Law, shareholders’ meetings also may be convened by our shareholders as follows:

•	by any of our shareholders if, under certain circumstances set forth in the Brazilian Corporate Law, our directors do not convene a shareholders’ meeting required by law within 60 days;

•	by shareholders holding at least 5% of our total share capital if, after a period of 8 days, our directors fail to call a shareholders’ meeting that has been requested by such shareholders by means of a duly reasoned request that indicates the subject matter; and

•	by shareholders holding at least 5% of either our total voting share capital or our total non-voting share capital, if, after a period of 8 days, our directors fail to call a shareholders’ meeting for the purpose of appointing a fiscal board that has been requested by such shareholders.

In addition, our fiscal board may convene an ordinary shareholders’ meeting if our board of directors does not convene an annual shareholders’ meeting within 30 days or an extraordinary shareholders’ meeting at any other time to consider any urgent and serious matters.

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

In order to convene a shareholders’ meeting, shareholders representing at least 25% of our issued voting share capital must be present on the first call. However, shareholders representing at least two-thirds of our issued voting share capital must be present at a shareholders’ meeting called to amend our bylaws. If a quorum is not met, our board of directors may issue a second call by publishing a notice as described above at least 8 calendar days prior to the scheduled meeting. Except as otherwise provided by law, the quorum requirements do not apply to a meeting held on the second call, and the shareholders’ meetings may be convened with the presence of shareholders representing any number of shares (subject to the voting requirements for certain matters described below). A shareholder without a right to vote may attend a shareholders’ meeting and take part in the discussion of matters submitted for consideration.

Remote Voting

Pursuant to the CVM Instruction No. 561/15, that amended the CVM Instruction No. 481/09, the system of Remote Voting should be adopted by Brazilian companies for: (i) an Ordinary General Shareholders’ Meeting; (ii) whenever an Extraordinary General Shareholders’ Meeting is called and occurs on the same date as an Ordinary General Shareholders’ Meeting; and (iii) whenever a Shareholders’ Meeting is called to elect the members of the Fiscal Board or of the board of directors, due to the requirements set forth in article 21-A, paragraph 1, item II of CVM Instruction No. 481/09. This system aims to facilitate the participation of the Company’s shareholders in its meetings. This instruction provides for the following:

•	the creation of a Remote Voting Ballot (“Boletim de Voto a Distância”) through which the shareholders may exercise their right to vote prior to the date in which the shareholders’ meeting is held;

•	the possibility to include in the Remote Voting Ballot a list of candidates and submit minority shareholders’ proposals, for deliberation at the shareholders’ meeting, upon satisfaction of certain criteria; and

•	the deadlines, procedures and means of transmitting the Remote Voting Bulletin.

In addition, listed companies are required to adopt certain measures regarding the voting process, including:

•	informing the market of the adoption of the cumulative voting process in shareholders’ meetings immediately upon receipt of the first valid requirement; and

•	disclosing voting maps, as well as any voting statement presented by a shareholder at a meeting;

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

The shareholders seeking to exercise these minority rights must prove that they have held their shares for not less than three (3) months preceding the shareholders’ meeting at which the director will be appointed. Brazilian Corporate Law provides that any directors appointed by the non-controlling shareholders have the right to veto for cause the selection of our independent registered public accounting firm.

In accordance with the Brazilian Corporate Law, the holders of preferred shares without voting rights or with restricted voting rights are entitled to elect one member and an alternate to our fiscal board in a separate election. Minority shareholders have the same right as long as they jointly represent 10% or more of the voting shares. The other shareholders with the right to vote may elect the remaining members and alternates, who, in any event, must outnumber the directors and alternates elected by the holders of the non-voting preferred shares and the minority shareholders.

Voting Rights of Preferred Shares

The appointment of one member of our statutory Fiscal Council takes places at the annual ordinary general shareholders’ meeting, upon a separate vote of the holders of preferred shares, for the available position. The election of a member of the board of directors by preferred shareholders also occurs on a separate vote, with no participation of the controlling shareholder.

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

Preferred shares are entitled to full voting rights with respect to:

•	the election of one member to the board of directors and fiscal board in a separate vote;

•	amendments to our bylaw to suppress preferred shareholders’ voting right to select new Board members in a separate vote;

•	any agreements for the rendering of management services (including technical assistance services) between us and any foreign entity related to our controlling shareholder;

•	any agreements with related parties, in which the terms and conditions established are more onerous to our company than those normally adopted by the market in agreements of the same type;

•	resolutions amending or revoking article 9, the sole paragraph of Article 11, and article 30 of our bylaws; and

•	any resolution submitted to the general shareholders meeting during our liquidation process.

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

This meeting would be called by publication of a notice in two Brazilian newspapers for three days, at least 30 days before the meeting. However, it would not generally require any other form of notice.

Liquidation

We may be liquidated in accordance with the provisions of Brazilian law. In the event of our extrajudicial liquidation, a shareholders’ meeting will determine the manner of our liquidation, appoint our liquidator and our fiscal board that will function during the liquidation period.

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

In addition, a publicly held company whose bylaws allow for capital increases may provide for the issuance of stock, debentures convertible into stock or subscription bonuses without granting any preemptive rights to prior shareholders or by decreasing the term for the shareholders to exercise their preemptive rights, as long as the placement of such securities is made:

•	upon a sale on a stock exchange or public subscription;

•	through an exchange of shares in a public offering, with the purpose of acquiring control of another company; or

•	for the use of certain tax incentives but only when such placement is made without granting preemptive rights.

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

Mandatory Tender Offers

The Brazilian Corporate Law requires the launching of a tender offer at a purchase price equal to the fair value for all outstanding shares in order to cancel the registration of our company as a publicly held company or in case of a substantial reduction in the liquidity of our shares as a result of purchases by our controlling shareholders.

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

This right of withdrawal may be exercised by dissenting shareholders in the event that the holders of shares with voting rights authorize:

(i)	creating preferred shares or disproportionately increasing an existing class of our preferred shares relative to the other classes of our preferred shares, other than to the extent permitted by our bylaws;

(ii)	changing a priority, preference, right, privilege or condition of redemption or amortization of any class of our preferred shares or creating a new class of preferred shares that has a priority, preference, right, condition or redemption or amortization superior to an existing class of our preferred shares;

(iii)	reducing the mandatory dividend set forth in our bylaws;

(iv)	a change in our corporate purpose;

(v)	merging our company with another company, or consolidating our company, subject to the conditions set forth in the Brazilian Corporate Law;

(vi)	the acquisition of all of our shares by another company, known as an “incorporação de ações” under the Brazilian Corporate Law;

(vii)	participating in a centralized group of companies (grupo de sociedades) as defined under the Brazilian Corporate Law and subject to the conditions set forth in the Brazilian Corporate Law;

(viii)	dissolving or liquidating our company or canceling any ongoing liquidation of our company;

(ix)	spinning-off of all or any part of our company; and

(x)	the inclusion of an arbitration clause in the company’s Bylaws.

In addition, we note that:

•	in items (i) and (ii), only the holders of shares of the affected type or class will be entitled to redemption;

•	in items (v) and (vii), the holders of shares of a type or class with liquidity and dispersion in the market will not have the right to redemption; and

•	in item (ix), the dissenting shareholders shall only have a right of redemption if the spinning off implies in: (1) a change in the corporate purpose (except if the spun-off assets revert to a company whose main purpose is the same as ours), (2) a reduction of the mandatory dividend, or (3) participation in a group of companies.

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

Disclosures of Share Ownership

Brazilian regulations require that (1) each of our controlling shareholders, directly or indirectly, (2) shareholders who have elected members of our board of directors or fiscal board, and (3) any person or group of persons representing a person that has directly or indirectly acquired or sold a material interest in our shares of any type and class disclose its or their share ownership or divestment to us, and we are responsible for transmitting such information to the CVM and the market. In addition, if a share acquisition results in, or is made with the intention of, change of control or company’s management structure, as well as acquisitions that cause the obligation of performing a tender offer, the persons acquiring such number of shares are required to publish a statement containing certain required information about such acquisition.

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

Our controlling shareholders, shareholders that appoint members of our board of directors or fiscal board and members of our board of directors, board of executive officers or fiscal board must file a statement reporting any change in their holdings of our shares, or of any family member or person included as dependent in their income tax return, or of our controlling shareholders (only if they are considered public companies), with the CVM and the Brazilian stock exchanges on which our securities are traded.

Form and Transfer

Our preferred shares and common shares are in book-entry form, registered in the name of each shareholder or its nominee. The transfer of our shares is governed by Article 35 of the Brazilian Corporate Law, which provides that a transfer of shares is effected by our transfer agent by an entry made by the transfer agent in its books, upon presentation of valid written share transfer instructions to us by a transferor or its representative. When preferred shares or common shares are acquired or sold on a Brazilian stock exchange, their transfer is effected on the records of our transfer agent by a representative of a brokerage firm or the stock exchange’s clearing system. The transfer agent also performs all the services of safe-keeping of our shares. Transfers of our shares by a non-Brazilian investor are made in the same manner and are executed on the investor’s behalf by the investor’s local agent. If the original investment was registered with the Central Bank pursuant to foreign investment regulations, the non-Brazilian investor is also required to amend, if necessary, through its local agent, the electronic certificate of registration to reflect the new ownership.

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

Payment of Dividends and Interest on Shareholders’ Equity (Juros sobre Capital Próprio)

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

Interest on Shareholders’ Equity

Brazilian corporations may make payments to shareholders characterized as interest on shareholders’ equity as an alternative form of making dividend distributions. Amounts paid as interest on shareholders’ equity (net of applicable withholding tax, as described below) may be deducted from the minimum dividends we are obligated to distribute to our shareholders in accordance with our bylaws and Brazilian Corporate Law. The rate of interest may not be higher than the federal government’s TJLP, as determined by the Central Bank from time to time (7.5% per annum for 2016 and for the first quarter of 2017, 7.0% for the remaining quarters of 2017, 6.75%, 6.6%, 6.56% and 6.98% for the four quarters of 2018, and 7.03% for the first quarter of 2019), applied over specific net equity accounts. The total amount distributed as interest on shareholders’ equity may not exceed the greater of (i) 50% of net income (before taking the distribution and any deductions for income taxes into account) for the year with respect to which the payment is made and (ii) 50% of retained earnings for the year before the year with respect to which the payment is made. Payments of interest on shareholders’ equity are decided by the shareholders on the basis of recommendations of our board of directors.

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

In December 2016, ANATEL held a public consultation relating to the new rules of the PGO containing an exclusive chapter aimed at verifying the migration of fixed telephony concessions for authorizations, in accordance with the new legal framework discussed in the Congress. The new regulation will only take effect after the approval of the new regulatory framework, which has not occurred until the present moment.

We also have an authorization to provide local and long-distance telephone services under the private system (all sectors, except Sector 31), granted in 2002, for an unlimited term. Telefônica Brasil has Multimedia Communication Service Authorization Terms, which are also material contracts. Based on these Authorization Terms, the companies may provide broadband services in the state of São Paulo (Telefônica) and all over Brazilian territory. The Terms were signed on April 17, 2003 and March 19, 2004 for an unlimited term and are still in effect. Telefônica has also Conditioned Access Service Authorization Terms for the provision of pay TV services. The Authorization Terms were transferred back to Telefônica Brasil in 2013, as a result of a corporate restructuring.

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

The complete realignment (including the cities excluded above and the States of Alagoas, Ceará, Paraíba, Piauí, Pernambuco and Rio Grande do Norte) was signed on November 30, 2018.

In April 2008, ANATEL auctioned off 36 blocks in the 2100 MHz band (3G licenses). Vivo (merged into Telefônica) obtained nine in the “J” band throughout Brasil, enabling it to provide nationwide coverage in 3G. The spectrum licenses, along with the related renewal dates, are:

•	Rio Grande do Sul (including the cities of Pelotas, Morro Redondo, Capão do Leão e Turuçu) (“J” band) until 2023 (to be renewed between the period of April 30, 2019 and April 30, 2020);

•	Rio de Janeiro (“J” band) until 2023 (to be renewed between the period of April 30, 2019 and April 30, 2020);

•	Espírito Santo (“J” band) until 2023 (to be renewed between the period of April 30, 2019 and April 30, 2020);

•	Bahia (“J” band) and Vivo-Sergipe (“J” band) until 2023 (to be renewed between the period of April 30, 2019 and April 30, 2020);

•	São Paulo (including the cities of Ribeirão Preto, Guatapará and Bonfim Paulista and the cities where CTBC Telecom operates in the state of São Paulo) (“J” band) until 2023 (to be renewed between the period of April 30, 2019 and April 30, 2020);

•	Paraná (including the cities of Londrina and Tamarana)/Santa Catarina (“J” band) until 2023 (to be renewed between the period of April 30, 2019 and April 30, 2020);

•	Federal District (“J” band) until 2023 (to be renewed between the period of April 30, 2019 and April 30, 2020);

•	Acre (“J” band), Rondônia (“J” band), Mato Grosso (“J” band) and Mato Grosso do Sul (including the city of Paranaíba) (“J” band) until 2023 (to be renewed between the period of April 30, 2019 and April 30, 2020);

•	Goiás (including the cities where CTBC Telecom operates in the state of Goiás)/Tocantins (“J” band) until 2023 (to be renewed between the period of April 30, 2019 and April 30, 2020);

•	Alagoas/Ceará/Paraíba/Piauí/Pernambuco/Rio Grande do Norte (“J” band) until 2023 (to be renewed between the period of April 30, 2019 and April 30, 2020);

•	Amazonas/Roraima/Amapá/Pará/Maranhão (“J” band) until 2023 (to be renewed between the period of April 30, 2019 and April 30, 2020); and

•	Minas Gerais (including the cities where CTBC Telecom operates in the state of Minas Gerais) (“J” band) until 2023 (to be renewed between the period of April 2019 and April 2020);

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

In December 2010, ANATEL auctioned off 169 licenses in the 900 MHz, 1800 MHz and 2100 MHz frequencies. Vivo (merged into Telefônica) acquired 23 blocks, 14 in 1800 MHz frequency bands “D,” “E,” “M” and extension bands, and 9 in the 900 MHz extension bands. As a result, Telefônica has nationwide coverage in the 1800 MHz frequency band. The 23 blocks are:

•	“M” Band (1800 MHz) in the Federal District and the States of Paraná, Santa Catarina, Rio Grande do Sul, Goiás, Tocantins, Mato Grosso do Sul, Mato Grosso, Rondônia and Acre;

•	Extension of the 1800 MHz band throughout the State of São Paulo;

•	“D” Band (1800 MHz) in the cities of Pelotas, Morro Redondo, Capão do Leão and Turuçu in the state of Rio Grande do Sul;

•	“E” Band (1800 MHz) in the States of Alagoas, Ceará, Paraíba, Piauí, Pernambuco and Rio Grande do Norte;

•	Extension of the 900 MHz band in the State of Rio de Janeiro;

•	Extension of the 900 MHz band in the State of Espírito Santo;

•	Extension of the 900 MHz band in the States of Goiás, Tocantins, Mato Grosso do Sul, Mato Grosso, Rondônia and Acre and the Federal District, with the exception of the city of Paranaíba in the state of Mato Grosso do Sul and the cities of Buriti Alegre, Cachoeira Dourada, Inaciolândia, Itumbiara, Paranaiguara and São Simão, in the State of Goiás;

•	Extension of the 900 MHz band in the State of Rio Grande do Sul, with the exception of the cities of Pelotas, Morro Redondo, Capão do Leão and Turuçu;

•	Extension of the 900 MHz band for the cities with area code 43 in the state of Paraná with the exception of the cities of Londrina and Tamarana;

•	Extension of the 900 MHz band in the States of Paraná and Santa Catarina with the exception of the cities of registry area number 43 in the State of Paraná and the cities of Londrina and Tamarana;

•	Extension of the 900 MHz band in the State of Bahía;

•	Extension of the 900 MHz band in the State of Sergipe;

•	Extension of the 900 MHz band in the States of Amazonas, Amapá, Maranhão Pará and Roraima;

•	Extension of the 1800 MHz band in the State of São Paulo, with the exception of the cities in the metropolitan area of São Paulo and the cities where CTBC Telecom operates in the state of São Paulo;

•	Extension of the 1800 MHz band in the States of Amazonas, Amapá, Maranhão Pará and Roraima;

•	Extension of the 1800 MHz band in the city of Paranaíba in the State of Mato Grosso do Sul;

•	Extension of the 1800 MHz band in the cities of Buriti Alegre, Cachoeira Dourada, Inaciolândia, Itumbiara, Paranaiguara and São Simão, in the State of Goiás;

•	Another extension of the 1800 MHz band in the cities of Buriti Alegre, Cachoeira Dourada, Inaciolândia, Itumbiara, Paranaiguara and São Simão, in the State of Goiás;

•	Extension of the 1800 MHz band in the States of Rio do Janeiro, Espírito Santo, Bahía and Sergipe;

•	Extension of the 1800 MHz band in the States of Amazonas, Amapá, Maranhão Pará and Roraima;

•	Extension of the 1800 MHz band in the States of Alagoas, Ceará, Paraíba, Piauí, Pernambuco and Rio Grande do Norte;

•	Extension of the 1800 MHz band in the city of Paranaíba in the state of Mato Grosso do Sul, and the cities of Buriti Alegre, Cachoeira Dourada, Inaciolândia, Itumbiara, Paranaiguara and São Simão, in the State of Goiás;

•	Extension of the 1800 MHz band in the cities of Londrina and Tamarana in the state of Paraná.

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

In April 2012, ANATEL auctioned off 273 licenses in the 450 MHz, and 2500 MHz frequencies. Vivo (merged into Telefônica) secured 1 block in 2500 MHz frequency band “X” (20 + 20 MHz) nationwide, together with the right and obligation to use the 450 MHz frequency band in the States of Alagoas (AL), Ceará (CE), Minas Gerais (MG), Paraíba (PB), Pernambuco (PE), Piauí (PI), Rio Grande do Norte (RN) and Sergipe (SE), as well as the areas identified by the National Codes 13, 14, 15, 16, 17, 18 and 19, in the State of São Paulo (SP). Nonetheless, the commitment to use the 450 MHz band may also be fulfilled by the use of any other frequency range Telefônica already holds. See below the relevant expiration and renewal dates:

•	Brasil (“X” Band – 2500 MHz) until 2027 (associated with SMP service) to be renewed on October 18, 2024;

•	Alagoas, Ceará, Minas Gerais, Paraíba, Pernambuco, Piauí, Rio Grande do Norte, Sergipe (450 MHz) until 2027 (associated to STFC and SCM services) to be renewed on October 18, 2024;

•	Telefônica in the areas identified by the National Codes 13, 14, 15, 16, 17, 18 and 19, in the state of São Paulo (SP), until 2027 (associated to SMP and SCM services) to be renewed on October 18, 2024.

In September 2014, ANATEL auctioned off 6 blocks in the 700 MHz frequency. We acquired 3 blocks resulting in nationwide coverage in the 700 MHz frequency band. The spectrum licenses may be renewed in 2029.

In December 2015, ANATEL auctioned off the remaining spectrum lots in the 1800 MHz, 1900 MHz, 2500 MHz and 3500 MHz bands, Telefônica acquired seven lots of the 2500 MHz frequency band. These lots are associated to six different States, five of them the capital cities of the States of São Paulo, Rio de Janeiro, Rio Grande do Sul, Santa Catarina, and Tocantins and one city in the State of Mato Grosso do Sul. Such frequencies will be used for the provision of 4G mobile services. The spectrum license may be for renewed in 2030.

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

Sale of ADSs by Non-Resident Holders to Other Non-Residents in Brazil

As mentioned above, gains derived from the disposition of assets located in Brazil involving non-resident investors are subject to Brazilian income tax. Our understanding is that ADSs should not qualify as assets located in Brazil and, thus, should not be subject to the Brazilian withholding tax, considering that the ADSs are issued and registered abroad.

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

Tax on Transactions Involving Bonds and Securities (“IOF/Bonds Tax”)

Brazilian law imposes the IOF/Bonds Tax on transactions involving bonds and securities, including those carried out on a Brazilian stock exchange. The rate of IOF/Bonds Tax applicable to transactions involving the deposit of preferred shares in exchange for ADSs is currently zero. The Brazilian government may increase this rate by up to 1.5% per day, but only with respect to future transactions.

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

Passive Foreign Investment Company Rules

We believe that we were not a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for our 2018 taxable year. However, because PFIC status depends on the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year. If we were a PFIC for any taxable year during which a U.S. Holder held preferred shares or ADSs, gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of the preferred shares or ADSs would be allocated ratably over the U.S. Holder’s holding period for the preferred shares or ADSs. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for such taxable year, and an interest charge would be imposed on the resulting tax liability. Further, to the extent that any distribution received by a U.S. Holder on its preferred shares or ADSs exceeded 125% of the average of the annual distributions on preferred shares or ADSs received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the preferred shares or ADSs. U.S. Holders should consult their tax advisers to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in their particular circumstances. If we are a PFIC for any taxable year during which a U.S. Holder owns our preferred shares or ADSs, the U.S. Holder will generally be required to file Internal Revenue Service (“IRS”) Form 8621 with its annual U.S. federal income tax return, subject to certain exceptions.

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

To further assist our risk management, we conduct fair value analyses of our derivative financial instruments, as well as sensitivity analyses of our risk variables and our net exposure risk. For more details of the results of our valuation analysis, risk management strategies, and sensitivity analysis of our derivative financial instruments, please see Note 33 to our consolidated financial statements.

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

Citibank N.A. has agreed to reimburse us for expenses related to the establishment and maintenance expenses of the ADS program. The depositary has agreed to reimburse us for our continuing annual stock exchange listing fees. The depositary has also agreed to pay the standard out-of-pocket maintenance costs for the ADRs, which consist of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls. It has also agreed to reimburse us annually for certain investor relations programs or special investor relations promotional activities. In certain instances, the depositary has agreed to provide additional payments to us based on any applicable performance indicators relating to the ADR facility. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. During 2018, we received from Citibank N.A., our depositary, US$4.4 million, for the services described above.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

As of December 31, 2018, we were not in default under any of our obligations and there were no dividend arrearages or delinquencies.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, are responsible for establishing and maintaining our disclosure controls and procedures. These controls and procedures were designed to ensure that information relating to us required to be disclosed in the reports that we file under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We evaluated these disclosure controls and procedures under the supervision of our CEO and CFO as of December 31, 2018. Based on this evaluation, our CEO and CFO concluded that our disclosure controls and procedures were adequate and effective and were designed to ensure that material information relating to us and our consolidated subsidiaries are made known to them by others within those entities to allow timely decisions relating to the required disclosure.

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

Management evaluated the effectiveness of internal control over financial reporting under the supervision of our Chief Executive Officer, or CEO and Chief Financial Officer or CFO as of December 31, 2018 based on the criteria set out in the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework, or the 2013 framework, and concluded that, as of December 31, 2018, our internal control over financial reporting was adequate and effective.

Report of the Registered Public Accounting Firm

PricewaterhouseCoopers Auditores Independentes, the independent registered public accounting firm that has audited our consolidated financial statements, has issued a report on the effectiveness of our internal control over financial reporting as of December 31, 2018. This report appears on page F-1.

Changes in Internal Control over Financial Reporting

Our internal audit department periodically evaluates our internal controls for the main cycles, documenting by flowcharts the processes used in each cycle, identifying opportunities and suggesting improvements for the existing control mechanisms. There was no change in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our Control and Audit Committee is comprised of a minimum of three (3) and a maximum of five (5) nonexecutive directors. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Committees—Control and Audit Committee.” Our board of directors has designated José María Del Rey Osorio, an independent member of our board of directors under Brazilian guidelines and a member of our Control and Audit Committee, as the Company’s “audit committee financial expert,” as such term is defined by the SEC. There are some similar functions between the Control and Audit Committee and our statutory Fiscal Board (Conselho Fiscal), the latter of which meets the requirements of the general exemption from the listing standards for audit committees set forth in Exchange Act Rule 10A-3(c)(3). See “Item 16D. Exemptions from the Listing Standards for Audit Committees Procedures.”

ITEM 16B.	CODE OF ETHICS

Our administrations and employees ethics conduct, daily performed, are governed by a code of business conduct and ethics called the “Princípios de Negócio Responsável” or the Telefónica Business Principles, which is reviewed periodically and approved by the board. Its global guidelines define the way we do business with all stakeholders and generate long term value. In addition, the Telefónica Business Principles set forth mechanisms for decision making when facing ethical dilemmas and situations that eventually can be considered not in accordance with the law. We promote periodical training to our employees aiming to reinforce our code of ethics concepts and principles reaching 100% of our personnel.

The Compliance Department’s mission is to be a role model in ensuring applicability of anti-corruption compliance law and corporate ethics, generating value to stakeholders, protecting the company and its employees, reducing risks of non-compliance and increasing even more Telefônica’s culture which is based on ethics and integrity. The Compliance Department works together with other areas of the company to maintain our business best practices.

At Telefônica Brasil, the compliance program, named as #VivoDeAcordo, has important pillars to its solid implementation: total commitment from top management; a robust structure of highly qualified and skilled employees responsible for the program’s actions; regular analysis and evaluation of business risks; internal policies addressing diverse subjects, such as prevention of corruption, conflict of interests, gifts and entertainment, information security, among others, in line with global guidelines and internal regulations well-structured and available to all employees; periodic compliance trainings for current and new employees and an active channel to answer questions about the entire program.

The program applies to all employees (including directors and board members) and also to allies. To enhance integrity culture, initiatives of prevention, detection, remediation and integrity are constantly released, such as: regular communication on ethics topics; anticorruption training, including the FCPA; promotion of compliance channel “Fale com #VivoDeAcordo” and our policies, that are available in our intranet portal.

The company is aware of the importance of its supply chain for its international presence, the impact and involved values in its business transactions volume. For this reason, Telefonica promotes, establishes and maintains high level of responsible behavior with respect of its suppliers, promoting among them not only compliance quality/service standards, but also ethical, social, environmental and privacy standards in any relationship with Telefônica’s supply chain.

As one of the pillars of our code of ethics (Princípios de Negócio Responsável), the respect and commitment to human rights guide regular and periodic evaluation of the impacts in our value chain. Since 2010, we have been signatories to the Global Compact, a UN initiative to encourage companies to follow corporate social responsibility and sustainability policies through the adoption of ten principles related to human rights, labor, environment and corruption.

The Telefónica Business Principles are available and open to consultation for employees on the Telefónica Intranet site as well as for the general public on the Telefónica external website (https://www.telefonica.com/en/web/about_telefonica/strategy/business-principles). These Business Principles were modified in 2017 in order to include, among others, several new principles related to privacy and data protection, security, responsible communication practices, the protection of minority shareholders as well as to reinforce other principles including the anti-corruption principle. No waivers were granted in 2018.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

In the chart below we have detailed: (1) the expenses accrued in respect of the fees for services rendered by PricewaterhouseCoopers Auditores Independentes, our independent auditor for the fiscal years ended December 31, 2018 and 2017; and (2) the expenses accrued in respect of the fees for services rendered by Ernst & Young Auditores Independentes S.S., our independent auditor for the fiscal year ended December 31, 2016:

	Year ended December 31,
	2018	2017	2016
	(in millions of reais)
Audit Fees	12.0	10.5	12.3
Audit-Related Fees	0.3	0.3	0.3
Total	12.3	10.8	12.6

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

We believe that our use of a fiscal board in accordance with Brazilian Corporate Law in combination with our Control and Audit Committee, as opposed to the provisions set forth in Exchange Act Rule 10A-3(b), does not materially adversely affects the ability of the Fiscal Board to act independently, satisfy the other applicable requirements of Exchange Act Rule 10A-3 or to fulfill its fiduciary and other obligations under Brazilian law.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Plan for the Purchase of Shares Issued by the Company.

Considering the expiration of the share buyback program approved in June 9, 2017, the Board of Directors approved in December 7, 2018, pursuant to article 17, item XV of the Bylaws and the CVM Instruction No. 567/15, a new Share Buyback Program for the acquisition of shares issued by the Company (“Program”) for subsequent cancellation, sale or holding in treasury, as follows:

(i)	Program Objective: acquisition of common and preferred shares issued by the Company for subsequent cancellation, sale or holding in treasury, with no capital reduction, for the purpose of increasing shareholder value through the efficient application of available cash, optimizing the Company’s capital allocation.

(ii)	Resources: the buybacks will be made through the use of the capital reserve balance included in the latest balance sheet published on September 30, 2018 (R$ 3.7 billion), except the reserves referred to in Article 7, § 1, of ICVM 567.

(iii)	Deadline: beginning from the date of the Board of Directors' resolution, shall remain in force up to June 6, 2020, and the acquisitions shall be made in Bolsa de Valores (B3 – Brasil, Bolsa e Balcão) at market prices, observing the legal limits.

(iv)	Number of Shares to be acquired: up to a maximum of 583,422 common shares and 37,736,465 preferred shares.

(v)	Number of Outstanding Shares: 31,609,447 common shares and 415,111,930 preferred shares; considering the 2,290,164 common shares and 983 preferred shares in treasury; and excluding shares held by controlling shareholders, by persons related to them, and by administrators, under Article 8, section I, § 3 of ICVM 567.

(vi)	Intermediary Financial Institutions: the operation will be performed through Bradesco Corretora S.A. CTVM, headquartered at Avenida Paulista, 1450 / 7th floor - São Paulo/SP.

Information about the Program for the Buyback of Shares Issued by the Company, including those required under the CVM Instructions No. 567/15 and No. 480/09, as amended, and additional documents are available to shareholders at the Company’s headquarters, on the Company’s investor relations page on its website, as well as on the websites of the CVM and B3.

In 2018, the Company did not repurchase any share, as follows:

	Year ended December 31, 2018
Period of Fiscal Year	Total Number of Preferred Shares Purchased	Average Price Paid per Preferred Share (R$)	Total Number of Preferred Shares Purchased as Part of Publicly Announced Plans or Programs(1)	Maximum Number of Preferred Shares that May Yet Be Purchased Under the Plans or Programs
January 1 to January 31	–	–	–	415,111,930
February 1 to February 28	–	–	–	415,111,930
March 1 to March 31	–	–	–	415,111,930
April 1 to April 30	–	–	–	415,111,930
May 1 to May 31	–	–	–	415,111,930
June 1 to June 30	–	–	–	415,111,930
July 1 to July 31	–	–	–	415,111,930
August 1 to August 31	–	–	–	415,111,930
September 1 to September 30	–	–	–	415,111,930
October 1 to October 31	–	–	–	415,111,930
November 1 to November 30	–	–	–	415,111,930
December 1 to December 31	–	–	–	415,111,930
Total	-	-	-	415,111,930

____________________

(1)	For a more detailed description of our plan, see the information above under the heading “—Plan for the Purchase of Shares Issued by the Company” and note 22(f) to our financial statements

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

The Brazilian Corporate Law and our bylaws require that our directors be elected by our shareholders at a general shareholders meeting. Ten of our directors were appointed by our common shareholders, and one director was appointed by representatives of our minority preferred shareholders. Eight of our directors are independent in accordance with the rules of B3’s Novo Mercado.

Both the Brazilian Corporate Law and the CVM establish rules in relation to certain qualification requirements and restrictions, investiture, compensation, duties and responsibilities of companies’ executives and directors. We believe these rules provide adequate assurances that our independent directors are independent, although such rules allow us to have directors that would not otherwise pass the independence tests established by the NYSE.

Executive Sessions

The NYSE standards require non-management directors of listed companies to meet at regularly scheduled executive sessions without management. In addition, our board of directors’ internal rules set forth that the secretary of the board of directors shall summon regular meetings or sessions without the attendance of members of the Company’s board of executive officers even if they are a member of the board of directors.

According to the Brazilian Corporate Law, up to one-third of the members of our board of directors can be elected to executive positions. The remaining non-management directors are not expressly empowered to serve as a check on management, and there is no requirement that those directors meet regularly without management. Notwithstanding, our board of directors consists of eleven non-management directors.

Nominating/Corporate Governance Committee Requirements

The NYSE standards require that listed companies have a nominating/corporate governance committee composed entirely of independent directors, and such committee must have a written charter that addresses the committee’s purposes and responsibilities (including certain required purposes and responsibilities) as well as the annual performance evaluation of the committee. However, controlled companies (whether or not they are foreign private issuers) are exempt from this requirement. Therefore, we would be exempt from this NYSE requirement even if we were a U.S. company.

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

Compensation Committee Requirements

The NYSE standards require listed companies to have a compensation committee composed entirely of independent directors, and such members must meet the additional independence requirements specific to compensation committee membership set forth in the rules. In addition, NYSE standards require the compensation committee to have a written charter that addresses the committee’s purposes and responsibilities (including certain required purposes and responsibilities). In addition, the charter must specify the rights and responsibilities of the compensation committee regarding the authority to retain advisors and provide funding for such advisors. Certain specified factors must be considered regarding such advisers’ independence from management. However, controlled companies (whether or not they are foreign private issuers) are exempt from this requirement. Therefore, we would be exempt from this NYSE requirement even if we were a U.S. company.

As noted above, while Brazilian Corporate Law does not require us to have a compensation committee, our board of directors has created our Nominations, Compensation and Corporate Governance Committee. As determined by the Brazilian Corporate Law, the compensation of management is approved by our shareholders at our shareholders’ meeting. Subject to this approval, our board of directors establishes the compensation of its members and of our executive officers. The Nominations, Compensation and Corporate Governance Committee provides information and recommendations to the board of directors regarding the compensation of our executive officers and managers. Our Nominations, Compensation and Corporate Governance Committee is not required to perform certain functions that are required of U.S. companies listed on the NYSE (other than controlled companies), such as directly reviewing and approving corporate goals and objectives relating to CEO compensation, evaluating the CEO’s performance in light of those goals and objectives and, either as a committee or together with the other independent directors, determining and approving the CEO’s compensation level based on this evaluation.

Our Nominations, Compensation and Corporate Governance Committee is not required by the Brazilian Corporate Law or its charter to take into consideration any factors relevant to independence from management when retaining the advice of a compensation consultant, legal counsel or other advisers.

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

We are subject to the corporate governance provisions of the Brazilian Corporate Law and of CVM Instruction 480 (as amended by CVM Instruction 586 issued on June 8, 2017), which requires us to disclose certain corporate governance guidelines. Under CVM Instruction 480, we must disclose information regarding our adoption of the governance practices set forth in the Brazilian Corporate Governance Code - Public Companies (the “Governance Code”). Thus, we are required to disclose a report named “Report on the Brazilian Corporate Governance Code - Public Companies” within seven months from the closing date of each fiscal year. Notwithstanding, since the governance practices set forth in the Governance Code are imposed only on a “comply or explain” basis, adherence to the recommendations described therein is not mandatory, however an explanation must be disclosed with respect to any recommendations set forth therein that we do not adopt.

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

____________________

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

AICE: Acesso Individual Classe Especial is a mandatory plan offered by telecommunication providers to low-income customers. Includes different pricing schemes for the Basic Plan (Plano Básico) and the Mandatory Offer Alternative Plan (Plano Alternativo de Oferta Obrigatória).

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

Digital: A mode of representing a physical variable such as speech using digits 0 and 1 only. The digits are transmitted in binary form as a series of pulses. Digital networks allow for higher capacity and higher flexibility through the use of computer-related technology for the transmission and manipulation of telephone calls. Digital systems offer lower noise interference and can incorporate encryption as protection from external interference.

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

Net additions: the total number of new customers acquired in any period minus the reduction in the number of customers.

Network: An interconnected collection of elements. In a telephone network, these consist of switches connected to each other and to customer equipment. The transmission equipment may be based on fiber optic or metallic cable or point-to-point radio connections.

NGN: next-generation network is a body of key architectural changes in telecommunication core and access networks. The general idea behind the NGN is that one network transports all information and services (voice, data, and all sorts of media such as video) by encapsulating these into packets, similar to those used on the Internet.

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

STFC: Serviço de Telefônia Fixo Comutado, or the transmission of voice and other signals between determined fixed points. In this annual report, we refer to STFC as “fixed telephone services.”

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

TELEFÔNICA BRASIL S.A.

By:	/s/ Christian Mauad Gebara
	Name:	Christian Mauad Gebara
	Title:	Chief Executive Officer

By:	/s/ David Melcon Sanchez-Friera
	Name:	David Melcon Sanchez-Friera
	Title:	Chief Financial Officer

Date: February 21, 2019

Telefônica Brasil S.A.

Consolidated Financial Statements

As at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

Telefônica Brasil S.A and its subsidiaries

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheet of Telefônica Brasil S.A. and its subsidiaries (“the Company”) as of December 31, 2018 and December 31, 2017, and the related consolidated statements of income, other comprehensive income, changes in equity and cash flows for the years ended December 31, 2018 and December 31, 2017, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2018 , based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and December 31, 2017, and the results of its operations and its cash flows for the years ended December 31, 2018 and December 31, 2017 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018 based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Item 15 - Controls and Procedures - Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

February 21, 2019

We have served as the Company’s auditor since 2017.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

Telefônica Brasil S.A.

We have audited the accompanying consolidated statements of income, comprehensive income, shareholders' equity, and cash flows of Telefônica Brasil S.A. (the “Company”) and subsidiaries for year ended December 31, 2016. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations of Telefônica Brasil S.A. and subsidiaries and their cash flows for the year ended December 31, 2016, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

/s/ ERNST & YOUNG Auditores Independentes S.S.

São Paulo, Brazil

February 22, 2017

TELEFÔNICA BRASIL S.A.

Consolidated Balance Sheets

At December 31, 2018 and 2017

(In thousands of reais)

ASSETS	Note	12.31.18	12.31.17
Current assets		18,362,992	16,731,666
Cash and cash equivalents	3	3,381,328	4,050,338
Trade accounts receivable	4	8,304,382	8,588,466
Inventories	5	462,053	348,755
Income and social contribution taxes recoverable	7	274,589	505,535
Taxes, charges and contributions recoverable	8	4,674,218	2,058,455
Judicial deposits and garnishments	9	313,007	324,638
Prepaid expenses	6	581,743	446,439
Derivative financial instruments	31	69,065	87,643
Other assets	10	302,607	321,397

Non-current assets		84,198,326	84,651,169
Short-term investments pledged as collateral		76,934	81,486
Trade accounts receivable	4	426,252	273,888
Taxes, charges and contributions recoverable	8	3,222,262	743,285
Deferred taxes	7	230,097	371,408
Judicial deposits and garnishments	9	3,597,007	6,339,167
Prepaid expenses	6	134,232	23,116
Derivative financial instruments	31	26,468	76,762
Other assets	10	47,105	88,935
Investments	11	101,657	98,902
Property, plant and equipment	12	34,115,327	33,222,316
Intangible assets	13	42,220,985	43,331,904

TOTAL ASSETS		102,561,318	101,382,835

The accompanying notes are an integral part of these Consolidated Financial Statements.

TELEFÔNICA BRASIL S.A.

Consolidated Balance Sheets

At December 31, 2018 and 2017

(In thousands of reais)

LIABILITIES AND EQUITY	Note	12.31.18	12.31.17
Current liabilities		17,160,820	17,862,531
Personnel, social charges and benefits	15	782,630	723,380
Trade accounts payable	16	7,642,782	7,447,100
Income and social contribution taxes payable	7	12,009	4,479
Taxes, charges and contributions payable	17	1,797,965	1,726,836
Dividends and interest on equity	18	4,172,916	2,396,116
Provisions and contingencies	19	377,929	1,434,911
Deferred income	21	525,509	372,561
Loans, financing and debentures	20	1,464,166	3,033,441
Derivative financial instruments	31	16,538	5,239
Other liabilities	22	368,376	718,468

Non-current liabilities		13,793,471	14,058,946
Personnel, social charges and benefits	15	11,903	23,284
Taxes, charges and contributions payable	17	39,245	49,448
Deferred taxes	7	1,982,952	709,325
Provisions and contingencies	19	5,881,396	6,709,839
Deferred income	21	250,526	350,637
Loans, financing and debentures	20	4,675,271	5,428,400
Derivative financial instruments	31	22,845	15,412
Other liabilities	22	929,333	772,601

TOTAL LIABILITIES		30,954,291	31,921,477

Equity		71,607,027	69,461,358
Capital	23	63,571,416	63,571,416
Capital reserves	23	1,213,532	1,213,522
Income reserves	23	4,324,170	2,463,228
Other comprehensive income accumulated	23	29,225	21,328
Additional proposed dividends	23	2,468,684	2,191,864

TOTAL LIABILITIES AND EQUITY		102,561,318	101,382,835

The accompanying notes are an integral part of these Consolidated Financial Statements.

TELEFÔNICA BRASIL S.A.

Consolidated Statements of Income

Years ended December 31, 2018, 2017 and 2016

(In thousands of reais, except earnings per share)

	Note	2018	2017	2016
Net operating revenue	24	43,462,740	43,206,832	42,508,459
Cost of sales	25	(21,025,767)	(20,272,530)	(20,823,014)
Gross profit		22,436,973	22,934,302	21,685,445

Operating income (expenses)		(12,980,789)	(16,302,065)	(15,317,426)
Selling expenses	25	(12,832,741)	(13,136,474)	(12,455,366)
General and administrative expenses	25	(2,598,970)	(2,443,105)	(2,793,386)
Other operating income	26	4,077,003	464,182	968,479
Other operating expenses	26	(1,626,081)	(1,186,668)	(1,037,153)
Operating income		9,456,184	6,632,237	6,368,019

Financial income	27	4,112,640	1,755,958	2,781,359
Financial expenses	27	(2,285,487)	(2,659,002)	(4,015,900)
Equity pickup	11	(5,847)	1,580	1,244
Income before taxes		11,277,490	5,730,773	5,134,722
Income and social contribution taxes	7	(2,349,232)	(1,121,983)	(1,049,480)

Net income for the year		8,928,258	4,608,790	4,085,242

Basic and diluted earnings per common share (in R$)	23	4.96	2.56	2.27
Basic and diluted earnings per preferred share (in R$)	23	5.45	2.82	2.50

The accompanying notes are an integral part of these Consolidated Financial Statements.

TELEFÔNICA BRASIL S.A.

Consolidated Statements of Other Comprehensive Income

Years ended December 31, 2018, 2017 and 2016

(In thousands of reais)

	Note	2018	2017	2016
Net income for the year		8,928,258	4,608,790	4,085,242

Other comprehensive income (losses) that may be reclassified into income (losses) in subsequent periods		8,309	9,644	(14,062)
Gains (losses) on derivative financial instruments	31	(2,450)	(2,417)	4,803
Taxes	7	832	822	(1,633)

Cumulative Translation Adjustments (CTA) on transactions in foreign currency	11	9,927	11,239	(17,232)

Other comprehensive income (losses) not to be reclassified into income (losses) in subsequent periods		(63,151)	(113,588)	(156,211)
Unrealized gains (losses) on financial assets at fair value through other comprehensive income	11	(625)	338	83
Actuarial losses and limitation effect of the assets of surplus plan	30	(93,491)	(171,296)	(236,767)
Taxes	7	30,965	57,370	80,473

Other comprehensive losses		(54,842)	(103,944)	(170,273)

Total comprehensive income for the year		8,873,416	4,504,846	3,914,969

The accompanying notes are an integral part of these Consolidated Financial Statements.

TELEFÔNICA BRASIL S.A.

Consolidated Statements of Changes in Equity

Years ended December 31, 2018, 2017 and 2016

(In thousands of reais)

		Capital reserves			Income reserves
	Capital	Special goodwill reserve	Other capital reserves	Treasury shares	Legal reserve	Tax incentive reserve	Expansion and modernization reserve	Retained earnings	Proposed additional dividends	Other comprehensive income accumulated	Total equity
Balances at December 31, 2015	63,571,416	63,074	1,297,295	(87,805)	1,703,643	6,928	700,000	-	1,287,223	25,468	68,567,242
Payment of additional dividend for 2015	-	-	-	-	-	-	-	-	(1,287,223)	-	(1,287,223)
Prescribed equity instruments, including unclaimed dividends and interest on equity	-	-	-	-	-	-	-	221,559	-	-	221,559
Preferred shares delivered referring to the judicial process of expansion plan	-	-	2	15	-	-	-	-	-	-	17
DIPJ adjustment - Tax incentives	-	-	-	-	-	10,141	-	(10,141)	-	-	-
Other comprehensive income	-	-	-	-	-	-	-	(156,266)	-	(14,007)	(170,273)
Net income for the year	-	-	-	-	-	-	-	4,085,242	-	-	4,085,242
Allocation of income:
Legal reserve	-	-	-	-	204,262	-	-	(204,262)	-	-	-
Interim interest on equity	-	-	-	-	-	-	-	(2,172,145)	-	-	(2,172,145)
Reversal of expansion and Modernization Reserve	-	-	-	-	-	-	(700,000)	700,000	-	-	-
Expansion and Modernization Reserve	-	-	-	-	-	-	550,000	(550,000)	-	-	-
Additional proposed dividends	-	-	-	-	-	-	-	(1,913,987)	1,913,987	-	-
Balances at December 31, 2016	63,571,416	63,074	1,297,297	(87,790)	1,907,905	17,069	550,000	(0)	1,913,987	11,461	69,244,419
Payment of additional dividend for 2016	-	-	-	-	-	-	-	-	(1,913,987)	-	(1,913,987)
Unclaimed dividends and interest on equity	-	-	-	-	-	-	-	101,778	-	-	101,778
Repurchase of preferred shares	-	-	-	(32)	-	-	-	-	-	-	(32)
Preferred shares delivered referring to the judicial process of expansion plan	-	-	-	2	-	-	-	-	-	-	2
DIPJ adjustment - Tax incentives	-	-	-	-	-	10,815	-	(10,815)	-	-	-
Other comprehensive income	-	-	-	-	-	-	-	(113,811)	-	9,867	(103,944)
Equity transactions (Note 1 c)	-	-	(59,029)	-	-	-	-	-	-	-	(59,029)
Net income for the year	-	-	-	-	-	-	-	4,608,790	-	-	4,608,790
Allocation of income:											-
Legal reserve	-	-	-	-	230,439	-	-	(230,439)	-	-	-
Interim interest on equity	-	-	-	-	-	-	-	(2,416,639)	-	-	(2,416,639)
Reversal of expansion and Modernization Reserve	-	-	-	-	-	-	(550,000)	550,000	-	-	-
Expansion and Modernization Reserve	-	-	-	-	-	-	297,000	(297,000)	-	-	-
Additional proposed dividends	-	-	-	-	-	-	-	(2,191,864)	2,191,864	-	-
Balances at December 31, 2017	63,571,416	63,074	1,238,268	(87,820)	2,138,344	27,884	297,000	-	2,191,864	21,328	69,461,358
Effects of the initial adoption of IFRS 9 and 15, net of taxes	-	-	-	-	-	-	-	(138,663)	-	-	(138,663)
Payment of additional dividend for 2017	-	-	-	-	-	-	-	-	(2,191,864)	-	(2,191,864)
Unclaimed dividends and interest on equity	-	-	-	-	-	-	-	152,770	-	-	152,770
DIPJ adjustment - Tax incentives	-	-	-	-	-	11,529	-	(11,529)	-	-	-
Other comprehensive income	-	-	-	-	-	-	-	(62,739)	-	7,897	(54,842)
Equity transactions	-	-	10	-	-	-	-	-	-	-	10
Net income for the year	-	-	-	-	-	-	-	8,928,258	-	-	8,928,258
Allocation of income:											-
Legal reserve	-	-	-	-	446,413	-	-	(446,413)	-	-	-
Interim interest on equity	-	-	-	-	-	-	-	(4,550,000)	-	-	(4,550,000)
Reversal of expansion and Modernization Reserve	-	-	-	-	-	-	(297,000)	297,000	-	-	-
Expansion and Modernization Reserve	-	-	-	-	-	-	1,700,000	(1,700,000)	-	-	-
Additional proposed dividends	-	-	-	-	-	-	-	(2,468,684)	2,468,684	-	-
Balances at December 31, 2018	63,571,416	63,074	1,238,278	(87,820)	2,584,757	39,413	1,700,000	0	2,468,684	29,225	71,607,027

TELEFÔNICA BRASIL S.A.

Consolidated Statements of Cash Flows

Years ended December 31, 2018, 2017 and 2016

(In thousands in reais)

	2018	2017	2016
Cash flows from operating activities

Income before taxes	11,277,490	5,730,773	5,134,722
Adjustment for:
Depreciation and amortization	8,368,623	7,853,734	7,654,406
Foreign exchange on loans and derivative financial instruments	30,664	57,832	75,075
Monetary losses	801,912	543,852	620,570
Equity pickup	5,847	(1,580)	(1,244)
Losses (gains) on write-off/sale of assets	(63,881)	(74,337)	(451,215)
Provision for impairment - accounts receivable	1,533,660	1,481,015	1,348,221
Change in liability provisions	(80,333)	(93,479)	273,664
Write-off and reversals for impairment - inventories	(45,223)	(45,089)	(36,898)
Pension plans and other post-retirement benefits	52,885	31,511	5,243
Provisions for tax, civil, labor and regulatory contingencies	1,098,251	999,419	985,176
Interest expense	497,797	926,220	1,049,553
Other	(14,089)	(8,737)	(72,610)

Changes in assets and liabilities
Trade accounts receivable	(1,603,002)	(1,274,181)	(1,739,550)
Inventories	(68,127)	106,393	230,116
Taxes recoverable	(5,849,648)	(330,398)	(823,360)
Prepaid expenses	41,166	11,051	105,845
Other assets	(20,225)	82,109	23,202
Personnel, social charges and benefits	47,870	(42,830)	53,005
Trade accounts payable	1,056,817	121,577	(707,998)
Taxes, charges and contributions	223,059	180,915	601,970
Provisions for tax, civil, labor and regulatory contingencies	(3,928,925)	(1,592,860)	(1,108,045)
Other liabilities	(249,571)	(472,771)	(284,465)
	1,835,527	8,459,366	7,800,661

Cash generated from operations	13,113,017	14,190,139	12,935,383

Interest paid	(494,931)	(859,586)	(926,223)
Income and social contribution taxes paid	(676,659)	(689,493)	(568,335)

Net cash (used in) generated by operating activities	11,941,427	12,641,060	11,440,825

Cash flows from investing activities
Additions to PP&E, intangible assets and others	(8,517,458)	(8,367,660)	(7,470,869)
Cash received from sale of PP&E items	9,053	20,672	778,819
Cash paid for acquisition of companies, net of cash acquired	-	(206,649)	-
Cash received from sale of investments	10	31,804	-
Redemption of (increase in) judicial deposits	2,832,062	83,500	(202,525)
Dividends and interest on equity received	-	-	3
Other	-	111	-

Net cash (used in) generated by investing activities	(5,676,333)	(8,438,222)	(6,894,572)

Cash flows from financing activities
Payment of loans, financing and debentures	(2,893,219)	(4,485,495)	(2,171,100)
Loans and financing raised	-	3,055,876	466,629
Received of derivative financial instruments	181,117	107,846	132,410
Payment of derivative financial instruments	(85,124)	(267,254)	(239,379)
Payment for reverse split of shares	-	-	(164)
Dividend and interest on equity paid	(4,136,878)	(3,668,551)	(2,966,384)
Treasury shares	-	(32)	-

Net cash (used in) generated by financing activities	(6,934,104)	(5,257,610)	(4,777,988)

Increase (decrease) in cash and cash equivalents	(669,010)	(1,054,772)	(231,735)
Cash and cash equivalents at beginning of the year	4,050,338	5,105,110	5,336,845
Cash and cash equivalents at end of the year	3,381,328	4,050,338	5,105,110

Telefônica Brasil S. A.

Notes to Consolidated Financial Statements

Years ended December 31, 2018, 2017 and 2016

(In thousands of reais, unless otherwise stated)

1) OPERATIONS

a) Background information

Telefônica Brasil S.A. (the “Company” or “Telefônica Brasil”) is a publicly-held corporation with the corporate purpose of operating telecommunications services; development of activities necessary or useful for the execution of those services, in accordance with the concessions, authorizations and permissions granted to them; exploitation of value-added services; operation of integrated solutions, management and provision of services related to: (i) data center, including hosting and colocation; (ii) storage, processing and management of data, information, texts, images, videos, applications and information systems and similar; (iii) information technology; (iv) information and communication security; (v) telecommunications; and (vi) electronic security systems; licensing and sublicensing of software of any nature, among others.

The Company, headquartered at Avenida Engenheiro Luiz Carlos Berrini, No. 1376, in the city and state of São Paulo, Brazil, is a member of the Telefónica Group (“Group”), with headquarters in Spain and present in several countries of Europe and Latin America.

At December 31, 2018 and 2017, Telefónica S.A. (“Telefónica”), the Group holding company, held total direct and indirect interest in the Company of 73.58% (Note 23).

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

Service concessions and authorizations are granted by Brazil's Telecommunications Regulatory Agency ("ANATEL"), the agency responsible for the regulation of the Brazilian telecommunications sector under the terms of Law No. 9472 of July 16, 1997 - General Telecommunications Law ("Lei Geral das Telecomunicações" - LGT), amended by Laws No. 9986, of July 18, 2000, and No. 12485, of September 12, 2011. The operation of such concessions is subject to supplementary regulations and plans.

In accordance with the STFC service concession agreement, in every two years, during the agreement's 20-year term, valid until December 31, 2025, the Company shall pay a fee equivalent to 2% of its prior-year STFC revenue, net of applicable taxes and social contribution taxes (Note 22).

In accordance with the authorization terms for the usage of radio frequencies associated with SMP, in every two years after the first renewal of these agreements, the Company shall pay a fee equivalent to 2% of its prior-year SMP revenue, net of applicable taxes and social contribution taxes (Note 22), and in the 15th year the Company will pay 1% of its prior-year revenue. The calculation will consider the net revenue from the application of Basic and Alternative Services Plans. These agreements can be extended only once for a term of 15 years.

The Company's authorization terms ("TA") for the operation of SMP, according to the SMP General Authorization Plan ("PGA"), are: (i) Region I - TA n. 078/2012 / PVCP / SPV-ANATEL; (ii) Region II - TA n ° 005/2010 / PVCP / SPV-ANATEL; and (iii) Region III - TA n ° 006/2010 / PVCP / SPV-ANATEL.

The terms of authorization for the use of the radio frequency bands are granted based on the results obtained in the respective radio frequency auction conducted by ANATEL.

The following is a summary of the authorizations for use of radio frequency bands, granted to the Company, according to the terms of authorization to operate the service in each region.

Radiofrequency	Band (MHz)	License Expiration (Year)
450 MHz	14	2027
700 MHz	20	2029
800 MHz	25	2020-2028
900 MHz	5	2020-2023
1800 MHz	20-50	2020-2023
2100 MHz	20-30	2023
2500 MHz	40-60	2027-2031

c) Corporate events that occurred in 2018 and 2017

c.1) Corporate Restructuring - 2018

At the Extraordinary General Meeting ("AGE") held on November 30, 2018, the corporate restructuring was approved, with the merger of the wholly-owned subsidiary Telefônica Data SA ("TData") by the Company, with operational effects as from December 1, 2018.

TData was a subsidiary of the Company based in Brazil, whose purpose was to provide services, including, without limitation, the provision of audio, video, image and text content, applications and the like, exploration of integrated solutions and the provision of value-added services.

TData was the parent company of Telefônica Transportes e Logística Ltda. ("TGLog"), which exploits logistics activity; the administration and operation of general and customs warehouses throughout the national territory, among other logistics activities and of Terra Networks Brasil SA ("Terra Networks"), which provides digital services (value-added services ("SVA") and third parties and carrier billing, as well as mobile channels for sales and relationship) and advertising, with both companies headquartered in Brazil.

The TData merger had the objective of standardizing the rendering of services, simplifying the Group current organizational and corporate structure, and assisting in the integration of the Company's business with TData.

c.2) Acquisition of Terra Networks by Wholly-Owned Subsidiary - 2017

On July 3, 2017, the Company announced that its wholly-owned subsidiary TData has acquired all the shares representing the capital stock of Terra Networks, owned by SP Telecomunicações Participações Ltda. ("SPTE"), one of the controlling shareholders of the Company.

The total price paid for the acquisition of shares issued by Terra Networks was R$ 250,000, in a single installment, with no need for any financing, using only the cash available of TData. Such value was calculated based on the economic value of Terra Networks, according to the discounted cash flow criterion, with a base date of April 30, 2017, based on an appraisal report contracted by the TData Board of Directors.

The acquisition was subject to conditions usually applicable to this type of deal and was preceded by a legal and financial audit in relation to Terra Networks and valuation by an independent company.

The acquisition was to expand and integrate the commercial offer of digital services that can add immediate value to the customer base of TData and of the Company, as well as generating TData service offers to Terra Networks' customer base and subscribers and, thanks to the national presence of Terra Networks' operation and expertise, generate leverage for TData advertising business. In addition, since the Company has the skills to create new digital media products for mobile and advertising and Terra Networks has know-how in selling, attending and operating digital services for specific customers, the acquisition by TData will also facilitate the synergy between the companies involved, in addition to maximizing the unification of the commercial conditions maintained with suppliers.

2)	BASIS OF PREPARATION AND PRESENTATION OF FINANCIAL STATEMENTS

a) Statement of compliance

The consolidated financial statements were prepared and are presented in accordance with the International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

b) Basis of preparation and presentation

The financial statements were prepared on a historical cost basis (except where different criteria are required) and adjusted to reflect the valuation of assets and liabilities measured at fair value or considering the mark-to-market valuation when such valuations are required by IFRS.

The Statement of Cash Flows was prepared in accordance with IAS 7 - Statement of Cash Flows and reflects the changes in cash that occurred in the years presented using the indirect method.

Assets and liabilities are classified as current when it is probable that their realization or settlement will occur in the next 12 months. Otherwise, they are classified and shown as non-current. The only exception relates to the balances of deferred tax assets and liabilities, which are classified and fully shown as non-current.

The Board of Directors authorized the issue of these individual and consolidated financial statements at the meeting held on February 15, 2019.

c) Functional and reporting currency

The Company’s financial statements for the years ended December 31, 2018, 2017 and 2016 are presented in thousands of reais (unless otherwise stated).

The Company’s functional and reporting currency is the Brazilian real. Transactions in foreign currency are translated into Brazilian reais as follows: (i) assets, liabilities and shareholders' equity (excluding capital stock and capital reserves) are translated at the closing exchange rate on the balance sheet date; (ii) expenses and revenues are translated at the average exchange rate, except for specific transactions that are converted by the transaction date rate; and (iii) the capital stock and capital reserves are converted by the transaction date rate.

The gains and losses resulting from the conversion of investments abroad are recognized in the statement of comprehensive income. Gains and losses resulting from the translation of monetary assets and liabilities recorded between the exchange rate prevailing at the date of the transaction and the year-end closing (except for the conversion of investments abroad) are recognized in the income statement.

d) Basis of consolidation

The Company holds direct equity interests in subsidiaries and jointly-controlled subsidiaries. Below, we present the main information of the Company's investees.

		Equity interests
Investees	Type of investment	At 12.31.18	At 12.31.17	Country (Headquarters)	Core activity
Telefônica Data S.A. ("TData")	Subsidiary	-	100.00%	Brazil	Telecommunications
Terra Networks Brasil S.A. ("Terra Networks")	Subsidiary	100.00%	-	Brazil	Telecommunications
Telefônica Transportes e Logística Ltda ("TGLog")	Subsidiary	99.99%	-	Brazil	Transports and logistics
POP Internet Ltda ("POP")	Subsidiary	99.99%	99.99%	Brazil	Internet
Aliança Atlântica Holding B.V. ("Aliança")	Joint venture	50.00%	50.00%	Brazil	Holding of the telecommunications sector
Companhia AIX de Participações ("AIX")	Joint venture	50.00%	50.00%	Holland	Operation of underground telecommunications networks
Companhia ACT de Participações ("ACT")	Joint venture	50.00%	50.00%	Brazil	Technical assistance in telecommunication networks

TData: The Company's direct and wholly-owned subsidiary until November 30, 2018, with headquarters in Brazil, had the purpose of providing various services, including, without limitation, the provision of audio, video, image and text content, applications and the like, to exploitation of integrated solutions and the provision of value-added services. On December 1, 2018, TData was merged into the Company (Note 1 c.1).

Terra Networks: The Company's direct and wholly-owned subsidiary as at December 1, 2018 (Note 1 c.1), with headquarters in Brazil, has the purpose of providing digital services (own value-added services ("VAS") and third parties and carrier billing, as well as mobile channels for sales and relationship) and advertising.

TGLog: The Company's direct subsidiary as at December 1, 2018 (Note 1 c.1), with its head office in Brazil, has as its object the provision of logistics activities; and the administration and operation of general and customs warehouses throughout the national territory, among other logistics activities.

POP: The Company's direct subsidiary with headquarters in Brazil, is engaged in the performance of activities related to information technology, internet and any other networks; hosting services and the commercial operation of websites and portals; handling, provision and storage of information and data; sale of software, hardware, telecommunication equipment and electronics; development, licensing and maintenance of information systems and routines; development of electronic commerce; creation and administration of own and/or third-party databases; sale of publicity and advertising and, banner vehicles; and holding interest in other companies as member or shareholder, and may also form consortia and/or other forms of association.

POP is the direct subsidiary of Innoweb Ltda ("Innoweb"), whose business purpose is to operate as an internet provider; performing information activities; all forms of telecommunications activities, including the transmission of voice, data and information; sale of telecommunications and electronic equipment and/or accessories; and holding interest in other companies as member or shareholder, and may also form consortia and/or other forms of association.

Aliança: Joint venture, headquartered in Amsterdam, Netherlands, with 50% interest held by the Company, this entity is engaged in the acquisition and management of subsidiaries, and holding interest in companies of the telecommunications industry.

AIX: Joint venture, headquartered in Brazil, with 50% interest held by the Company, this entity is engaged in holding interest in Consórcio Refibra, and in performing activities related to the direct and indirect operation of activities associated with the construction, completion and operation of underground networks for optical fiber ducts.

ACT: Joint venture, headquartered in Brazil, with 50% interest held by the Company, this entity is engaged in holding interest in Consórcio Refibra, and in performing activities related to the rendering of technical support services for the preparation of projects and completion of networks, by means of studies required to make them economically feasible, and monitor the progress of Consortium-related activities.

Interest held in subsidiaries or joint ventures is measured under the equity method in the individual financial statements. In the consolidated financial statements, investments and all asset and liability balances, revenues and expenses arising from transactions and interest held in subsidiaries are fully eliminated. Investments in joint ventures are measured under the equity method in the consolidated financial statements.

e) Segment reporting

Business segments are defined as components of a company for which separate financial information is available and regularly assessed by the operational decision-making professional in definition of how to allocate funds to an individual segment and in the assessment of segment performance. Considering that: (i) all officers and managers' decisions are based on consolidated reports; (ii) the Company and its subsidiaries’ mission is to provide their customers with quality telecommunications services; and (iii) all decisions related to strategic planning, finance, purchases, short- and long-term investments are made on a consolidated basis, the Company and its subsidiaries operate in a single operating segment, namely the provision of telecommunications services.

f) Significant accounting practices

Significant and relevant accounting policies for the understanding of the basis of recognition and measurement applied in the preparation of the Company's financial statements are included in the respective notes to which they refer.

The accounting policies adopted in the preparation of the consolidated financial statements for the year ended December 31, 2018 are consistent with those used in the preparation of the consolidated annual financial statements for the year ended December 31, 2017, except for the changes required by the new pronouncements, interpretations and amendments approved for the IASB, which came into effect as of January 1, 2018, as follows:

Standards and amendments
IFRS 9	Financial Instruments
IFRS15	Revenue from Contracts with Customers
Clarifications to IFRS 15	Revenue from Contracts with Customers , issued on April 12, 2016
Amendments to IFRS 2	Classication and Valuation of Share Based Transactions
Improvements to IFRS Standards	2014-2016 Cycle

The adoption of part of these standards, changes and interpretations did not have a significant impact on the financial position of the Company and its subsidiaries in the initial period of application. However, for IFRS 9 and IFRS 15, there was a significant impact on the consolidated financial position at the time of their adoption and prospectively.

IFRS 9 Financial Instruments

IFRS 9 simplified the current measurement model for financial assets and established three main categories: (i) amortized cost; (ii) fair value through profit or loss; and (iii) fair value through other comprehensive income (“OCI”), depending on the business model and the characteristics of the contractual cash flows. Regarding recognition and measurement of financial liabilities there were not significant changes from current criteria except for the recognition of changes in own credit risk in OCI for those liabilities designated at fair value through profit or loss.

IFRS 9 introduced the expected credit loss model as the new model for impairment losses on financial assets. This new model requires that the expected credit losses be recorded from the initial recognition of the financial asset. The Company applied the simplified approach and recorded lifetime expected losses on all trade receivables. Consequently, the application of the new requirements led to an acceleration in the recognition of impairment losses on its financial assets, mainly trade receivables.

In addition, the new standard introduced a new and less restrictive hedge accounting model, requiring an economic relationship between the hedged item and the hedging instrument and that the hedge ratio be the same as that applied by the entity for risk management, criteria for documenting hedge relationships.

The main changes are related to the documentation of policies and hedging strategies, as well as the estimation and timing of recognition of expected losses on receivables from customers. The Company has decided to apply the option that allows not to restate comparative periods to be presented in the year of initial application.

From the analysis performed on the transactions of the 2017 financial year, the Company recognized on January 1, 2018, a decrease of 364 million reais in retained earnings, before deferred taxes, as a result of the increase in the bad debt provision balance on receivables from customers.

In addition to the effects on provision for customer receivables defaults mentioned above, the adoption of IFRS 9 had impacts on the classification and measurement of financial assets and liabilities, as presented in the table below.

Classification by category
	Classification in accordance with IAS 39	Classification in accordance with IFRS 9
Financial Assets
Trade accounts receivable	Loans and receivables	Amortized cost
Derivative transactions	Hedges (economic)	Measured at fair value through comprehensive income

Financial Liabilities
Derivative transactions	Hedges (economic)	Measured at fair value through comprehensive income

The complete information on the Company's financial assets and liabilities is disclosed in Note 31.

IFRS 15 Revenues from Contracts with Customers

IFRS 15 establishes a global structure to determine when to recognize revenue from ordinary activities and by what amount. The basic principle is that an entity must recognize revenue from ordinary activities in a way that represents the transfer of goods or services committed with the customer in exchange for an amount that reflects the consideration that the entity expects to be entitled in exchange for such assets or services.

With the adoption of IFRS 15, for bundled packages that combine multiple wireline, wireless, data, internet or television goods or services, the total revenue is now allocated to each performance obligation based on their standalone selling prices in relation to the total consideration of the package and will be recognized when (or as) the obligation is satisfied, regardless of whether there are undelivered items. Consequently, when bundles include a discount on equipment, there is an increase in revenues recognized from the sale of handsets and other equipment, in detriment of ongoing service revenue over subsequent periods. To the extent that the packages are marketed at a discount, the difference between the revenue from the sale of equipment and the consideration received from the customer upfront is recognized as a contract asset in the statement of financial position.

All incremental costs to obtain a contract (sales commissions and other acquisition costs of third parties) are accounted for as prepaid expenses (assets) and amortized over the same period as the revenue associated with that asset. Similarly, certain contract fulfillment costs are also deferred to the extent that they relate to performance obligations that are satisfied over time.

Revenue from the sale of handsets to dealers is accounted for at the time of delivery and not at the time of sale to the final customer, as there is no performance obligation after delivery to dealers.

Certain changes of the contract have been accounted for as a retrospective change (i.e. as a continuation of the original contract), while other modifications are to be considered prospectively as separate contracts, such as the original contract end and the creation of a new one.

The Company adopted, as authorized by the technical pronouncement, the retrospective method modified with the cumulative effect of the initial application recognized as an adjustment to the opening balance of retained earnings on the date of the initial adoption. Therefore, comparative amounts of previous periods will not be restated. To facilitate the understanding and comparability of information, the Company discloses in Note 35 the consolidated income statement for the year then ended December 31, 2018, excluding the effects of adopting IFRS 15.

IFRS 15 also allows the application of certain practical arrangements to facilitate the implementation of the new criteria. The Company has assessed which of them will be adopted in the implementation of the standard in order to reduce complexity in its application.

The main practical expedients that the Company adopted were:

•	Completed contracts: the Company did not apply the standard retrospectively to those contracts that were completed at January 1, 2018.

•	Portfolio approach: the Company applied the requirements of the standard to groups of contracts with similar characteristics, since, for the clusters identified, the effects do not differ significantly from an application on a contract by contract basis.

•	Financial component: was not be considered significant when the period between the moment when the promised good or service is transferred to a customer and the moment when the customer pays for that good or service is one year or less.

•	Costs to obtain a contract: these costs were recognized as an expense when incurred if the amortization period of the asset that the entity would otherwise recognize was one year or less.

The process of implementing the new requirements involved the introduction of modifications to the current information systems, the implementation of new IT tools, and changes in the processes and controls of the entire revenue cycle in the Company. This process of implementation in the Company entailed a high degree of complexity due to factors such as many contracts, numerous data source systems, as well as the need to make complex estimates.

From the analysis performed on the transactions of the 2017 financial year, considering commercial offers as well as the volume of contracts affected, the Company recognized on January 1, 2018 an increase in retained earnings of 156 million reais, before deferred taxes, referring to first-time recognition of contract assets that lead to the early recognition of revenue from the sale of goods and the activation and deferral of incremental costs related to obtaining contracts and contract fulfillment costs that result in the subsequent recognition of customer acquisition costs and other sales.

The following table shows the changes in contractual assets and liabilities and incremental costs of the Company (excluding the effects of sales and income taxes).

	Contract assets (1)
	Contract assets, gross	Provision for losses	Contract assets, net	Contractual liabilities (3)	Incremental costs (2)
Initial adoption on 01.01.18	193,675	(33,196)	160,479	(178,897)	183,645
Reclassification on 01.01.18 (Note 21)	-	-	-	(383,688)	-
Additions	587,733	(512)	587,221	(7,271,614)	262,518
Write-offs, net	(585,675)	-	(585,675)	7,301,992	(190,772)
Balances as of 12.31.18	195,733	(33,708)	162,025	(532,207)	255,391

Current	195,733	(33,708)	162,025	(504,473)	170,703
Non-current	-	-	-	(27,734)	84,688

The amounts in the above table are classified in the balance sheets as follows: (1) Accounts receivable (Note 4); (2) Prepaid expenses (Note 6); and (3) Deferred income (Note 21).

The amounts of additions and write-offs of the above table refer mainly to the recharges and usage of prepaid credits.

Below, we present the expected periods of realization of contractual liabilities.

Year
2019	(504,473)
2020	(16,753)
2021	(2,383)
2022 onwards	(8,598)
Total	(532,207)

New IFRS pronouncements, issues, amendments and interpretations of the IASB

In addition to the previously issued and amended standards, at the date of preparation of these financial statements, the following issues and changes in IFRS and IFRICs had been published but were not mandatory.

The Company does not anticipate the early adoption of any pronouncement, interpretation or amendment that has been issued before application is mandatory for the year ended December 31, 2018.

Standards and amendments		Mandatory application: annual periods beginning on or after
Improvements to IFRS Standards	2015-2017 Cycle	January 1, 2019
IFRS 16	Leases	January 1, 2019
IFRIC23	Uncertainty over Income Tax Treatments	January 1, 2019
Amendments to IFRS 9	Prepayment Features with Negative Compensation	January 1, 2019
Amendments to IAS 28	Long-term Interest in associates and Joint Ventures	January 1, 2019
Amendments to IFRS 10 and IAS 28	Sale or Constitution of Assets between an Investidor and its Associate or Joint Venture	January 1, 2019

Based on the analyses made to date, the Company estimates that the adoption of these standards, amendments and interpretations will not have a significant impact on the consolidated financial statements in the initial period of adoption, except for the effects of IFRS 16, where there is an expectation of a significant impact on the consolidated financial position at the time of its adoption and prospectively.

IFRS 16 Leases

IFRS 16 requires lessees to recognize assets and liabilities arising from all leases (except for short-term leases and leases of low-value assets) in the statement of financial position.

The Company acts as a lessee in a significant number of leases on different assets, such as towers and the respective land where they are located, circuits, offices, stores and commercial real estate, mainly. A significant portion of these contracts are accounted for as operating leases under the current lease standard, with lease payments being recognized on the straight-line basis over the contract term.

The Company concluded the process of estimating the impact of this new standard on such contracts. This analysis included the estimation of the lease term, based on the non-cancellable period and the periods covered by options to extend the lease when the exercise depends only on Company and where such exercise is reasonably certain. This depended, to a large extent, on the specific facts and circumstances applicable to the main class of assets in the telecom industry (technology, regulation, competition, business model, among others). In addition to this, the Company adopted assumptions to calculate the discount rate, which was based on the incremental borrowing rate of interest for the estimated term. On the other hand, the Company considered not to separately recognize non-lease components from lease components for those classes of assets in which non-lease components are not material with respect to the total value of the lease.

The standard also allows for two transition methods: retrospectively for all periods presented, or a modified retrospective approach, where the cumulative effect of adoption is recognized at the date of initial application. The Company decided to adopt the modified retrospective approach. The Company has opted for the practical expedient that allows it to not re-evaluate whether a contract is or contains a lease on the date of the initial adoption of IFRS 16, but to directly apply the new requirements to all contracts that, under the current standard, have been identified as such as leasing. In addition, certain handbooks are available on the first application in connection with the right to use, asset measurement, discount rates, impairment, leases that terminate within twelve months of the date of first adoption, direct start-up costs, and contract term of leasing. Accordingly, the Company opted to adopt the following practical steps in the transition to the new criteria: (i) use of common discount rates for groups of contracts with similar characteristics in terms of term, contract object, currency and economic environment; (ii) application of the practical file that allows it not to adopt the new criteria for contracts that expire in 12 months from the date of the initial adoption; and (iii) exclusion of initial direct costs from the initial valuation of the asset by right of use on the date of the initial adoption.

Based on the volume of contracts affected, as well as the magnitude of future lease commitments, as disclosed in Note 32, the Company expects the changes introduced by IFRS 16 to have a significant impact on its financial statements as of the date of its adoption, including the recognition in the balance of rights-of-use assets and their corresponding lease obligations in connection with most of the contracts that are classified as operating leases in accordance with current standards. In addition, the amortization of rights-of-use assets and the recognition of interest costs over the lease obligation in the income statements will replace the amounts recognized as lease expenses in accordance with current lease standards. The classification of lease payments in the statement of cash flows will also be affected by the requirements of the new lease standard.

Based on the analysis made so far, the Company estimates that the changes introduced by IFRS 16 will have a significant impact on its financial statements as of the date of initial adoption, including recognition in the opening balance sheet for the year 2019 of a value between 8.4 and 9.2 billion reais as rights-of-use assets, in relation to most of the contracts that, under current regulations, are classified as operating leases, as a contra entry to the lease liability.

g) Significant accounting judgments estimates and assumptions

The preparation of the financial statements requires the use of certain critical accounting estimates and the exercise of judgment by the Company's management in applying of its accounting policies. These estimates are based on experience, better knowledge, information available at the end of the fiscal year, and other factors, including expectations of future events that are believed to be reasonable in the circumstances. Settlement of transactions involving these estimates may result in values that are different from those recorded in the financial statements due to the criteria inherent in the estimation process. The Company reviews its estimates at least annually.

The significant and relevant estimates and judgments applied by the Company in the preparation of these financial statements are presented in the following notes: trade accounts receivable (Note 4); income and social contribution taxes (Note 7); property, plant and equipment (Note 12); intangible assets (Note 13); provision and contingencies (Note 19); net operating income (Note 24); pension plans and other post-employment benefits (Note 30); and financial instruments and risk and capital management (Note 31).

3) CASH AND CASH EQUIVALENTS

a) Accounting policy

These are financial assets classified at amortized cost or measured at fair value through profit or loss maintained in order to meet short-term cash commitments and not for investment or other purposes. The Company and its subsidiaries consider cash equivalents a short-term investment readily convertible into a known amount of cash and subject to insignificant risk of change in value. Short-term investments are classified as cash equivalents when redeemable within 90 days.

b) Breakdown

	12.31.18	12.31.17
Cash and banks	205,598	117,799
Short-term investments	3,175,730	3,932,539
Total	3,381,328	4,050,338

Highly liquid short-term investments basically comprise Bank Deposit Certificates (“CDB”) and Repurchase Agreements kept at first-tier financial institutions, pegged to the Interbank Deposit Certificate (“CDI”) rate, with original maturities of up to three months, and with immaterial risk of change in value. Revenues generated by these investments are recorded as financial income.

4) TRADE ACCOUNTS RECEIVABLE

a) Accounting policy

These are financial assets measured initially at fair value and subsequently, at amortized cost and are evaluated by the value of the services provided in accordance with the contracted conditions, net of estimated impairment losses. These include the services provided to customers, which were still not billed at the balance sheet date, as well as other trade accounts receivable related to the sale of cell phones, SIM cards, accessories, advertising and rent of IT equipment (“Soluciona TI” product).

The Company measures the provision for estimated loss for impairment in an amount equal to the loss of credit expected for a lifetime.

b) Critical estimates and judgments

In determining whether the credit risk of a financial asset has increased significantly since the initial recognition and in estimating the expected credit losses, the Company considers reasonable and bearable information that is relevant and available. This includes quantitative and qualitative information and analysis, based on the Company's historical experience, credit assessment and considering forward-looking information. Although the Company believes that the assumptions used are reasonable, the results may be different.

c) Breakdown

	12.31.18	12.31.17
Billed amounts	6,789,257	6,753,621
Unbilled amounts	2,454,810	2,481,364
Interconnection amounts	835,887	859,819
Amounts from related parties (Note 28)	148,814	201,021
Gross accounts receivable	10,228,768	10,295,825
Estimated impairment losses	(1,498,134)	(1,433,471)
Total	8,730,634	8,862,354

Current	8,304,382	8,588,466
Non-current	426,252	273,888

Consolidated balances of non-current trade accounts receivable include:

•	R$160,979 at December 31, 2018 (R$122,651 at December 31, 2017), relating to the business model of resale of goods to legal entities, receivable within 24 months. At December 31, 2018, the impact of the present value adjustment was R$16,672 (R$16,011 at December 31, 2017).

•	R$93,434, at December 31, 2018 (R$45,031, at December 31, 2017), net of the present value adjustment relating to the portion of accounts receivable arising from negotiations on the bankruptcy process of companies from the OI group. At December 31, 2018, the impact of the present value adjustment was R$25,931 (R$15,535 at December 31, 2017).

•	R$171,839, at December 31, 2018, (R$106,206, at December 31, 2017), relating to “Soluciona TI”, which consists of lease of IT equipment to small and medium companies and receipt of fixed installments over the contractual term. Considering the contractual terms, this product was classified as a finance lease. At December 31, 2018, the impact of the present value adjustment was R$41,455 (R$33,614 at December 31, 2017).

The accounts receivable balances related to the "Soluciona IT" product include the following effects:

	12.31.18	12.31.17
Nominal amount receivable	573,094	434,743
Deferred financial income	(53,424)	(33,614)
Present value of accounts receivable	519,670	401,129
Estimated impairment losses	(196,435)	(154,666)
Net amount receivable	323,235	246,463

Current	151,396	140,257
Non-current	171,839	106,206

At December 31, 2018, the aging list of gross trade accounts receivable relating to the “Soluciona TI” product was as follows:

	Nominal amount receivable	Present value of accounts receivable
Falling due within one year	279,563	267,595
Falling due between one year and five years	293,531	252,075
Total	573,094	519,670

There are no unsecured residual values resulting in benefits to the lessor nor contingent payments recognized as revenue for the year.

The following is the amounts receivable, net of estimated losses for impairment of accounts receivable, by maturity:

	12.31.18	12.31.17
Falling due	6,485,154	6,635,125
Overdue – 1 to 30 days	1,096,639	1,132,008
Overdue – 31 to 60 days	305,019	375,176
Overdue – 61 to 90 days	200,401	232,648
Overdue – 91 to 120 days	220,221	105,342
Overdue – over 120 days	423,200	382,055
Total	8,730,634	8,862,354

At December 31, 2018 and 2017, no customer represented more than 10% of trade accounts receivable, net.

d) Changes in losses for impairment

The following table shows the changes in estimated losses for impairment of accounts receivable.

Balance at 12/31/16	(1,399,895)
Supplement to estimated losses, net of resersal (Note 25)	(1,481,015)
Write-off due to use	1,456,158
Business combinations (Note 1.c.2)	(8,719)
Balance at 12/31/17	(1,433,471)
Initial adoption IFRS 9 on 01.01.18	(364,456)
Supplement to estimated losses, net of resersal (Note 25)	(1,533,660)
Write-off due to use	1,833,453
Balance at 12/31/18	(1,498,134)

5) INVENTORIES

a) Accounting policy

These are evaluated and presented at the lower of average acquisition cost and net realizable value, whichever is lower. These include resale materials such as cellphones, SIM cards, prepaid cards, accessories, consumption materials and maintenance. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs to sell.

Estimated impairment losses are set up for materials and devices considered obsolete or whose carrying amounts are in excess of those usually sold by the Company within a reasonable period. Additions and reversals of estimated impairment losses and inventory obsolescence are included in cost of goods sold (Note 25).

b) Breakdown

	12.31.18	12.31.17
Materials for resale	413,843	325,850
Materials for consumption	61,819	57,740
Other inventories	30,013	7,822
Gross total	505,675	391,412
Estimated losses from impairment or obsolescence	(43,622)	(42,657)
Total	462,053	348,755

6) PREPAID EXPENSES

a) Accounting policy

These are stated at amounts effectively disbursed referring to services contracted but not yet incurred. Prepaid expenses are allocated to the income statements to the extent that related services are rendered, and economic benefits are obtained.

b) Breakdown

	12.31.18	12.31.17
Advertising and publicity	252,900	336,295
Insurance	24,867	36,941
Rental	32,792	29,713
Software and networks maintenance	17,485	12,375
Incremental costs - IFRS 15 (Note 2.f)	255,391	-
Financial charges	43,853	2,592
Personal	33,970	28,178
Taxes and other	54,717	23,461
Total	715,975	469,555

Current	581,743	446,439
Non-current	134,232	23,116

7) INCOME AND SOCIAL CONTRIBUTION TAXES

a) Accounting policy

a.1) Current taxes

Current tax assets and liabilities are measured at the estimated amount recoverable from, or payable to, the tax authorities. The tax rates and laws used in calculating the amounts referred to above are those in effect, or substantially in effect, at year-end. In the balance sheet, current taxes are presented net of prepayments over the year.

Current income and social contribution taxes related to items directly recognized in equity are also recognized in equity. Management regularly assesses the tax position in circumstances in which tax regulation requires interpretation and sets up provision therefore when appropriate.

a.2) Deferred taxes

Deferred tax assets are recognized for all deductible temporary differences, unused tax credits and losses, to the extent that taxable profit is likely to be available for realization of deductible temporary differences and unused tax credits and losses are likely to be used, except: (i) when the deferred tax asset related to the deductible temporary difference arises from initial recognition of an asset or liability in a transaction other than a business combination and does not impact, at the transaction date, the book profit, income or loss for tax purposes; and (ii) on deductible temporary differences related to investments in subsidiaries, where deferred tax assets are recognized only to the extent that it is probable that temporary differences will be reversed in the near future and taxable profit is likely be available so that temporary differences can be used. The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit shall be available to allow all or part of the deferred tax asset to be used. Derecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

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

Deferred tax assets and liabilities are measured at the tax rate expected to be applicable for the year the asset will be realized, or the liability will be settled, based on the rates provided in tax legislation and that were published as at year-end.

Deferred tax assets and liabilities are not discounted to present value and are classified in the balance sheet as non-current, irrespective of their expected realization.

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

b) Critical estimates and judgments

There are uncertainties regarding the interpretation of complex tax regulations and the amount and timing of future taxable profits. The Company and its subsidiaries set up provision, based on estimates, for the possible consequences of audits by tax authorities in the respective jurisdictions in which they operate. The amount of this provision is based on various factors, such as previous tax audit experience and different interpretations of tax regulations by the taxable entity and by the relevant tax authority. Such differences in interpretation may arise on a wide variety of issues depending on the conditions prevailing in the respective domicile of the Company or those of its subsidiaries.

The Company and its subsidiaries evaluate the recoverability of deferred tax assets based on estimates of future profits. This recoverability ultimately depends on the ability to generate taxable profits over the period in which the deferred tax asset is deductible. The analysis considers the reversal period of deferred tax liabilities, as well as estimates of taxable profits, based on updated internal projections reflecting the latest trends.

Determining the proper classification of the tax items depends on several factors, including an estimate of the period and the realization of the deferred tax asset and the expected date of payments of these taxes. The actual flow of receipt and payment of income tax could differ from estimates made by the Company and its subsidiaries, as a result of changes in tax laws or of unexpected future transactions that may have an impact on tax balances.

c) Income and social contribution taxes recoverable

	12.31.18	12.31.17
Income taxes recoverable	245,883	428,524
Social contribution taxes recoverable	28,706	77,011
Total	274,589	505,535

d) Income and social contribution taxes payable

	12.31.18	12.31.17
Income taxes payable	8,756	3,267
Social contribution taxes payable	3,253	1,212
Total	12,009	4,479

e) Deferred taxes

Significant components of deferred income and social contribution taxes are as follows:

	Balances at 12/31/16	Income statement	Comprehensive income	Business combination (Note 1 c.2)	Other	Balances at 12/31/17	Income statement	Comprehensive income	Effects of the initial adoption of IFRS 9 and IFRS 15	Balances at 12/31/18
Deferred tax assets (liabilities)
Income and social contribution taxes on tax losses (1)	14,071	710,411	-	69,451	-	793,933	634,543	-	-	1,428,476
Income and social contribution taxes on temporary differences (2)	13,426	(1,251,816)	58,192	48,434	(86)	(1,131,850)	(2,151,290)	31,797	70,012	(3,181,331)
Provisions for legal, labor, tax civil and regulatory contingencies	2,230,336	68,399	-	-	-	2,298,735	(333,035)	-	-	1,965,700
Trade accounts payable and other provisions	677,123	(25,706)	-	-	-	651,417	(79,683)	-	-	571,734
Estimated losses on impairment of accounts receivable	358,805	76,155	-	-	-	434,960	(115,661)	-	122,977	442,276
Customer portfolio and trademarks	313,092	(58,674)	-	-	-	254,418	(69,815)	-	-	184,603
Estimated losses from modems and other P&E items	284,677	(83,736)	-	-	-	200,941	(24,811)	-	-	176,130
Pension plans and other post-employment benefits	108,419	8,630	57,485	-	-	174,534	20,934	30,753	-	226,221
Profit sharing	125,256	(15,210)	-	-	-	110,046	19,643	-	-	129,689
Provision for loyalty program	19,112	(1,991)	-	-	-	17,121	1,031	-	-	18,152
Accelerated accounting depreciation	24,033	(15,773)	-	-	-	8,260	(7,873)	-	-	387
Estimated impairment losses on inventories	12,099	(347)	-	-	-	11,752	(2,481)	-	-	9,271
Derivative transactions	60,133	(35,084)	822	-	-	25,871	78,028	832	-	104,731
Licenses	(1,420,556)	(216,330)	-	-	-	(1,636,886)	(216,328)	-	-	(1,853,214)
Goodwill (Spanish and Navytree, Vivo Part. and GVTPart.)	(2,729,203)	(868,969)	-	-	-	(3,598,172)	(1,002,768)	-	-	(4,600,940)
Property, plant and equipment of small value	-	-	-	-	-	-	(395,606)	-	-	(395,606)
Technological Innovation Law	(140,940)	43,407	-	-	-	(97,533)	47,406	-	-	(50,127)
Other temporary differences (3)	91,040	(126,587)	(115)	48,434	(86)	12,686	(70,271)	212	(52,965)	(110,338)
Total deferred tax assets (liabilities), noncurrent	27,497	(541,405)	58,192	117,885	(86)	(337,917)	(1,516,747)	31,797	70,012	(1,752,855)

Deferred tax assets	4,541,952					5,288,176				5,569,885
Deferred tax liabilities	(4,514,455)					(5,626,093)				(7,322,740)
Deferred tax assets (liabilities), net	27,497					(337,917)				(1,752,855)

Represented in the balance sheet as follows:
Deferred tax assets	27,497					371,408				230,097
Deferred tax liabilities	-					(709,325)				(1,982,952)

(1)	This refers to the amounts recorded which, in accordance with Brazilian tax legislation, may be offset to the limit of 30% of the tax bases computed for the following years, with no expiry date.

(2)	This refers to amounts that will be realized upon payment of provision, occurrence of impairment losses for trade accounts receivable, or realization of inventories, as well as upon reversal of other provision.

(3)	These refer to deferred taxes arising from other temporary differences, such as deferred income, renewal of licenses, and subsidy on the sale of mobile phones, among others.

At December 31, 2018, deferred tax credits (income and social contribution tax losses) were not recognized in subsidiaries' (Innoweb and TGLog) accounting records, in the amount of R$12,649 (R$11,938 at December 31, 2017), as it is not probable that future taxable profits will be available for these subsidiaries to benefit from such tax credits.

Expected realization of deferred taxes, net, non-current. The amounts are based on projections subject to change in the future.

Year
2019	2,082,829
2020	555,161
2021	494,257
2022	1,002,778
2023	259,562
2024 onwards	(6,147,442)
Total	(1,752,855)

f) Reconciliation of income tax and social contribution expense

The Company and its subsidiaries recognize income and social contribution taxes on a monthly basis, on an accrual basis, and pay the taxes based on estimates, in accordance with the trial balances for tax-reduction/tax-suspension purposes. Taxes calculated on profits until the month of the financial statements are recorded in liabilities or assets, as applicable.

Reconciliation of the reported tax expense and the amounts calculated by applying the statutory tax rate of 34% (income tax of 25% and social contribution tax of 9%) is shown in the table below for the year ended December 31, 2018, 2017 and 2016.

	2018	2017	2016
Income before taxes	11,277,490	5,730,773	5,134,722
Income and social contribution tax expenses, at the tax rate of 34%	(3,834,347)	(1,948,463)	(1,745,805)
Permanent differences
Equity pickup, net of effects from interest on equity received and surplus value of the assets purchased attributed to the Company (Note 11)	(1,988)	537	423
Unclaimed interest on equity	(14,426)	(21,843)	(11,432)
Temporary differences in subsidiaries	—	2,007	—
Non-deductible expenses, gifts, incentives	(76,671)	(94,413)	(88,916)
Deferred taxes recognized in subsidiaries on tax loss carryforwards, negative basis and temporary differences referring to prior years	—	132,080	—
Tax benefit related to interest on equity allocated	1,547,000	821,657	738,529
Other (additions) exclusions	31,200	(13,545)	57,721
Tax debits	(2,349,232)	(1,121,983)	(1,049,480)

Effective rate	20.8%	19.6%	20.4%
Current income and social contribution taxes	(832,485)	(580,578)	(288,063)
Deferred income and social contribution taxes	(1,516,747)	(541,405)	(761,417)

8) TAXES, CHARGES AND CONTRIBUTIONS RECOVERABLE

	12.31.18	12.31.17
State VAT (ICMS) (1)	2,549,006	2,450,856
Withholding taxes and contributions (2)	129,741	238,355
PIS and COFINS (3)	5,000,677	85,098
Fistel, INSS, ISS and other taxes	217,056	27,431
Total	7,896,480	2,801,740

Current	4,674,218	2,058,455
Non-current	3,222,262	743,285

(1)	This includes credits of ICMS arising from the acquisition of property and equipment, subject to offsetting in 48 months; requests for refund of ICMS, which was paid under invoices that were cancelled subsequently; for the rendering of services; tax substitution; and tax rate difference; among others. Non-current consolidated amounts include credits arising from the acquisition of property and equipment of R$509,920 and R$423,588 on December 31, 2018 and 2017, respectively.

(2)	This refers to credits on withholding income tax (“IRRF”) on short-term investments, interest on equity and others, which are used as deduction in operations for the period and social contribution tax withheld at source on services provided to public agencies.

(3)	The balance of December 31, 2018 include the tax credits of PIS and COFINS monetarily restated by SELIC, in the amounts of R$4,915,239, arising from the final judicial processes on May 17, 2018 and August 28, 2018, in favor of the Company and its subsidiary, which recognized the right to deduct ICMS from the basis of calculation of PIS and COFINS contributions for the periods from September 2003 to June 2017 and July 2004 to July 2013, respectively (see Notes 26 and 27). As at December 31, 2018, current and non-current balances were R$2,520,990 and R$2,394,249, respectively.

The Internal Revenue Service filed a review, pursuant to Law 13,670/18, with the purpose of approving the PIS and COFINS credits resulting from the dispute that dealt with the exclusion of ICMS from the bases of these contributions. The Company has made every effort, including judicial measures, to meet in a timely manner the requests of this audit procedure and thus continue compensating its referred tax credits.

The Company has three other lawsuits of the same nature in progress (including lawsuits of companies that have already been merged - GVT and Telemig), which are considered as contingent assets, which cover several periods between December 2001 and June 2017, whose ranges of values we estimate between R$1,700 million to R$2,200 million.

9)	JUDICIAL DEPOSITS AND GARNISHMENTS

In some situations, in connection with a legal requirement or to suspension of tax liability, judicial deposits are made to secure the continuance of the claims under discussion.

Judicial deposits are recorded at historical cost and updated according to prevailing legislation.

	12.31.18	12.31.17
Judicial deposits
Tax	1,929,594	4,230,917
Labor	522,201	885,338
Civil	1,164,835	1,205,807
Regulatory	208,447	200,627
Total	3,825,077	6,522,689
Garnishments	84,937	141,116
Total	3,910,014	6,663,805

Current	313,007	324,638
Non-current	3,597,007	6,339,167

The table below presents the composition of the balances as at December 31, 2018 and December 31, 2107 of the tax judicial deposits (segregated and summarized by tribute).

	12.31.18	12.31.17
Contribution to Empresa Brasil de Comunicação (EBC)	-	1,238,068
Telecommunications Inspection Fund (FISTEL)	44,771	1,161,061
Corporate Income Tax (IRPJ) and Social Contribution Tax (CSLL)	551,937	518,474
Universal Telecommunication Services Fund (FUST)	503,246	484,649
Social Contribution Tax for Intervention in the Economic Order (CIDE)	278,685	270,612
State Value-Added Tax (ICMS)	239,220	273,264
Social Security, work accident insurance (SAT) and funds to third parties (INSS)	141,759	134,688
Withholding Income Tax (IRRF)	55,425	45,846
Contribution tax on gross revenue for Social Integration Program (PIS) and for Social Security Financing (COFINS)	39,672	37,965
Other taxes, charges and contributions	74,879	66,290
Total	1,929,594	4,230,917

A brief description of the main tax-related judicial deposits is as follows:

•	Contribution to Empresa Brasil de Comunicação (“EBC”)

On behalf of its members, Sinditelebrasil (Union of Telephony, and Mobile and Personal Services) is challenging in court payment of the Contribution to Foster Public Radio Broadcasting to EBC, introduced by Law No. 11.652/2008. The Company and TData, as union members, made court deposits relating to that contribution.

In the third quarter of 2018, the Company and TData had their accepted requests for conversion into income of the amounts deposited in court in the amount of R$1,378,170 to benefit EBC, with the maintenance of the discussion in progress. As a result, the Company and TData made the write-off of judicial deposits against the provisioned amounts (Note 19).

•	Telecommunications Inspection Fund (“FISTEL”)

The Company has legal proceedings involving the collection by ANATEL of the Installation Inspection Fee ("TFI") on the renewal of the licenses.

In the second quarter of 2018, the judicial discussion regarding the exclusion of the calculation basis of the ("TFI") and Inspection and Operation Fee ("TFF") of mobile (cellular) stations that are not owned by the Company was unfavorable to the Company after it withdrew its appeal. Consequently, the amount of R$1,126,810 deposited judicially was handed over to ANATEL (Note 19).

10) OTHER ASSETS

	12.31.18	12.31.17
Advances to employees and suppliers	83,094	58,456
Related-party receivables (Note 28)	120,776	166,733
Receivables from suppliers	114,175	114,015
Surplus from post-employment benefit plans (Note 30)	10,997	9,833
Other amounts receivable	20,670	61,295
Total	349,712	410,332

Current	302,607	321,397
Non-current	47,105	88,935

11) INVESTMENTS

a) Accounting policy

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

After the equity method is applied, the Company determines whether there is any need to recognize additional impairment of its investment in investees. At each closing date, the Company determines whether there is objective evidence of impairment of investment in the affiliate. If so, the Company calculates the recoverable amount as the difference between the recoverable value of the investees and their carrying amount and recognizes the amount in the income statements.

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

b)	Information on investees

The following is a summary of the relevant financial data of the investees in which the Company holds a stake and contemplates the corporate changes described in Note 1 c).

	Joint Ventures (Aliança / AIX / ACT)
	12/31/18	12/31/17

Equity interest	50.00%	50.00%

Summary of balance sheets:
Current assets	213,481	189,988
Non-current assets	12,327	13,410
Total assets	225,808	203,398

Current liabilities	7,103	4,143
Non-current liabilities	16,101	4,811
Equity	202,604	194,444
Total liabilities and equity	225,808	203,398

Investment Book value	101,302	97,222

	Joint Ventures (Aliança / AIX / ACT)
	2018	2017	2016
Summary of Income Statements:	Aliança / AIX / ACT	Aliança / AIX / ACT	Aliança / AIX / ACT
Net operating income	45,608	45,704	42,919
Operating costs and expenses	(58,773)	(43,571)	(41,987)
Financial income (expenses), net	1,334	1,713	2,021
Income and social contribution taxes	137	(686)	(465)
Net income (loss) for the year	(11,694)	3,160	2,488

Equity pickup, according to interest held	(5,847)	1,580	1,244

c) Changes in investments

	Joint ventures	Other investments (1)	Total investments
Balances at 12/31/16	84,403	1,342	85,745
Equity pick-up	1,580	-	1,580
Other comprehensive income	11,239	338	11,577
Balances at 12/31/17	97,222	1,680	98,902
Equity pick-up	(5,847)	-	(5,847)
Provision for losses on investments	-	(700)	(700)
Other comprehensive income	9,927	(625)	9,302
Balances at 12/31/18	101,302	355	101,657

(1) Other investments are measured at fair value.

12) PROPERTY, PLANT AND EQUIPMENT

a) Accounting policy

It is stated at acquisition and/or construction cost, net of accumulated depreciation and/or accumulated impairment losses, if any. Such cost includes the borrowing costs for long-term construction projects if the recognition criteria are met and is stated net of ICMS (State VAT) credits, which were recorded as recoverable taxes.

Asset costs are capitalized until the asset becomes operational. Costs incurred after the asset becomes operational and that do not improve the functionality or extend the useful life of the asset are immediately recognized on an accrual basis. When significant parts of fixed assets are required to be replaced at intervals, the Company recognizes such parts as individual assets with specific useful lives and depreciation. Likewise, expenses that represent asset improvement (expanded installed capacity or useful life) are capitalized. All the other repair and maintenance costs are recognized in the income statement as incurred.

The present value of the expected cost for the decommissioning of property, plant and equipment items (towers and equipment on leased property) is capitalized at the cost of the respective asset matched against the provision for dismantling obligations (Note 19) and depreciated over the useful lives of the related assets, which do not exceed the lease term.

Depreciation is calculated by the straight-line method over the useful lives of assets at rates that take into account the estimated useful lives of assets based on technical analyses. The assets’ residual values, useful lives and methods of depreciation are reviewed on a yearly basis, adjusted prospectively, if appropriate. Useful lives in terms of depreciation rates are reviewed annually by the Company.

Property, plant and equipment items are written off when sold or when no future economic benefit is expected from their use or sale. Any gains or losses arising from write-off of assets (measured as the difference between the net disposal proceeds and the net carrying amount of the asset) are recognized in the income statement in the year in which the asset is written off.

b) Critical estimates and judgments

The accounting treatment of investment in fixed assets includes estimating the useful life period for depreciation purposes and the fair value at the date of acquisition, particularly for assets acquired in business combinations.

Useful life determination requires estimates regarding the expected technological developments and alternative uses of assets. The hypotheses related to the technological aspect and its future development imply a significant level of analysis, considering the difficulties in forecasting the time and nature of future technological changes.

An impairment loss exists when the carrying amount of an asset or cash-generating unit ("CGU") exceeds its recoverable amount, which is the higher of fair value less costs to sell and value in use. The calculation of fair value less costs to sell is based on available information from sales transactions of similar assets or market prices less additional costs to dispose of the asset. The calculation of the value in use is based on the discounted cash flow model. The recoverable amount is sensitive to the discount rate used in the discounted cash flow method, as well as the expected future cash receipts and the growth rate used for extrapolation purposes.

The Company periodically reviews the performance of the defined CGU in order to identify a possible devaluation. The determination of the recoverable value of the CGU also includes the use of assumptions and estimates and requires a significant degree of judgment and criterion.

c) Breakdown, changes and depreciation rates

We present a brief description of the main items that make up fixed assets, their movements and annual depreciation rates.

•	Switching and transmission media equipment: Includes switching and control centers, gateway, platforms, base radio station, microcells, minicells, repeaters, antennas, radios, access networks, concentrators, cables, TV equipment and other switching and transmission media equipment.

•	Terminal/modem equipment: Includes cellphones and modems (rent and free lease), CPCT, public telephones and other terminal equipment.

•	Infrastructure: This includes buildings, elevators, central air conditioning equipment, towers, posts, containers, energy equipment, land piping, support and protectors, leasehold improvements, etc.

•	Other fixed asset items: These include vehicles, repair and construction tools and instruments, telesupervision equipment, IT equipment, testing and measurement equipment, fixtures and other goods for general use.

	Switching and transmission equipment	Terminal equipment / modems	Infrastructure	Land	Other P&E	Estimated losses (1)	Assets and facilities under construction	Total

Annual depreciation rate (%)	2.50 to 25.00	6.67 to 66.67	2.50 to 66.67		10.00 to 25.00

Balances and changes:
Balance at 12/31/16	22,231,874	2,588,307	3,725,207	315,719	819,356	(485,575)	2,730,030	31,924,918
Additions	42,999	141,132	91,160	550	259,620	(37,374)	6,085,487	6,583,574
Write-offs, net	(88,766)	(7,602)	(6,966)	(1,916)	(2,522)	162,319	(18,897)	35,650
Net transfers	3,634,293	1,471,431	619,008	-	34,093	132,578	(5,910,612)	(19,209)
Depreciation (Note 25)	(3,011,291)	(1,468,936)	(544,454)	-	(284,983)	-	-	(5,309,664)
Business Combination (Note 1.c.2)	-	-	1,342	-	4,888	-	817	7,047
Balance at 12/31/17	22,809,109	2,724,332	3,885,297	314,353	830,452	(228,052)	2,886,825	33,222,316
Additions	10,670	129,640	101,798	550	204,041	(8,975)	6,527,074	6,964,798
Write-offs, net	(45,719)	(1,721)	(8,461)	(71)	(2,926)	80,135	(61,430)	(40,193)
Net transfers	5,380,744	1,098,380	449,369	-	124,772	-	(7,239,573)	(186,308)
Depreciation (Note 25)	(3,486,592)	(1,379,547)	(658,915)	-	(320,232)	-	-	(5,845,286)
Balance at 12/31/18	24,668,212	2,571,084	3,769,088	314,832	836,107	(156,892)	2,112,896	34,115,327

At 12.31.17
Cost	74,100,056	16,845,903	15,728,808	314,353	4,687,395	(228,052)	2,886,825	114,335,288
Accumulated depreciation	(51,290,947)	(14,121,571)	(11,843,511)	-	(3,856,943)	-	-	(81,112,972)
Total	22,809,109	2,724,332	3,885,297	314,353	830,452	(228,052)	2,886,825	33,222,316

At 12.31.18
Cost	79,002,102	18,033,246	16,154,562	314,832	4,996,170	(156,892)	2,112,896	120,456,916
Accumulated depreciation	(54,333,890)	(15,462,162)	(12,385,474)	-	(4,160,063)	-	-	(86,341,589)
Total	24,668,212	2,571,084	3,769,088	314,832	836,107	(156,892)	2,112,896	34,115,327

(1)	The Company and its subsidiaries recognized estimated losses for potential obsolescence of materials used in property and equipment maintenance, based on levels of historical use and expected future use.

d) Depreciation rates

The Company performed valuations of useful lives applied to its property, plant and equipment using the direct comparative method of market data. The results of these evaluations indicated the need for changes in useful lives in 2018 or 2017.

This change in the accounting estimate, which was applied, increased the depreciation expense for the year ended December 31, 2018 by R$267,657.

e) Property and equipment items pledged in guarantee

At December 31, 2018, the Company had consolidated amounts of property and equipment items pledged in guarantee for lawsuits, amounting to R$94,641 (R$176,591 at December 31, 2017).

f) Reversible assets

The STFC service concession arrangement establishes that all assets owned by the Company and that are indispensable to the provision of the services described in the referred to arrangement are considered “reversible” (returnable to the concession authority). At December 31, 2018, estimated residual value of reversible assets was R$8,621,863 (R$8,763,355 at December 31, 2017), which comprised switching and transmission equipment and public use terminals, external network equipment, energy, system and operational support equipment.

13) INTANGIBLE ASSETS

a)	Accounting policy

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

•	Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually, either individually or at the CGU level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be justifiable. Otherwise, changes in useful life – from indefinite to finite – are carried out prospectively. Goodwill generated upon investment acquisition is treated as an intangible assets with indefinite useful lives.

Gains and losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and recognized in the income statement on disposal.

b) Critical estimates and judgments

An impairment loss exists when the carrying amount of an asset or CGU exceeds its recoverable amount, which is the higher of fair value less costs to sell and value in use. The calculation of fair value less costs to sell is based on available information from sales transactions of similar assets or market prices less additional costs to dispose of the asset. The calculation of the value in use is based on the discounted cash flow model. The recoverable amount is sensitive to the discount rate used in the discounted cash flow method, as well as the expected future cash receipts and the growth rate used for extrapolation purposes.

The Company periodically reviews the performance of the defined CGU in order to identify a possible devaluation in goodwill and other assets. The determination of the recoverable value of the CGU to which the goodwill is attributed also includes the use of assumptions and estimates and requires a significant degree of judgment and criterion.

The accounting treatment of the investment in intangible assets includes making estimates to determine the useful life for amortization purposes and the fair value at the date of acquisition, particularly for assets acquired in business combinations.

The determination of the useful lives requires estimates in relation to the expected technological evolution and the alternative use of the assets. Hypotheses related to the technological aspect and its future development imply a significant degree of analysis, since the timing and nature of future technological changes are difficult to predict.

c) Breakdown, changes and amortization rates

A brief description of the key intangible asset items with finite useful lives, is as follows:

•	Software: This includes licenses for software used in the Company’s operating, commercial and administrative activities.

•	Customer portfolio and trademarks: This includes intangible assets acquired through business combination.

•	Licenses: These include concession and authorization licenses, acquired from ANATEL for provision of telecommunication services. These also include licenses from business combinations.

	Indefinite useful life	Finite useful life
	Goodwill	Software	Customer portfolio	Trademarks	Licenses	Other intangible assets	Estimated losses for software	Software under development	Total

Annual amortization rate (%)		20.00 to 50.00	11.76 to 12.85	5.13 to 66.67	3.60 to 6.67	6.67 to 20.00

Balances and changes:
Balance at 12/31/16	23,062,421	2,694,521	2,561,220	1,157,820	14,897,968	50,702	(4,581)	63,425	44,483,496
Additions	-	276,390	-	-	-	207	-	1,100,785	1,377,382
Write-offs, net	-	(7,427)	-	-	-	-	4,051	-	(3,376)
Net transfers	-	701,545	-	-	-	(24,297)	31	(658,070)	19,209
Amortization (Note 25)	-	(944,753)	(582,357)	(84,205)	(928,362)	(5,660)	-	-	(2,545,337)
Business Combination (Note 1.c.2)	-	530	-	-	-	-	-	-	530
Balance at 12/31/17	23,062,421	2,720,806	1,978,863	1,073,615	13,969,606	20,952	(499)	506,140	43,331,904
Additions	-	970,172	-	-	6,647	-	-	249,307	1,226,126
Write-offs, net	-	(16)	-	-	-	-	-	-	(16)
Net transfers	-	519,539	-	-	-	32,539	-	(365,770)	186,308
Amortization (Note 25)	-	(965,459)	(549,589)	(84,205)	(920,116)	(3,968)	-	-	(2,523,337)
Balance at 12/31/18	23,062,421	3,245,042	1,429,274	989,410	13,056,137	49,523	(499)	389,677	42,220,985

At 12/31/17
Cost	23,062,421	15,125,532	4,513,278	1,658,897	20,237,572	238,201	(499)	506,140	65,341,542
Accumulated amortization	-	(12,404,726)	(2,534,415)	(585,282)	(6,267,966)	(217,249)	-	-	(22,009,638)
Total	23,062,421	2,720,806	1,978,863	1,073,615	13,969,606	20,952	(499)	506,140	43,331,904

At 12/31/18
Cost	23,062,421	16,604,769	4,513,278	1,658,897	20,244,219	270,741	(499)	389,677	66,743,503
Accumulated amortization	-	(13,359,727)	(3,084,004)	(669,487)	(7,188,082)	(221,218)	-	-	(24,522,518)
Total	23,062,421	3,245,042	1,429,274	989,410	13,056,137	49,523	(499)	389,677	42,220,985

d) Goodwill

d.1) Accounting policy

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, recorded at fair value on the acquisition date, and the fair value of any non-controlling interest in the acquiree.

For each business combination, the Company measures non-controlling interests in the acquiree either at its fair value or on the basis of its proportional share in the identifiable net assets of the acquiree. Costs directly attributable to an acquisition are recorded as expenses, as incurred.

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

Any contingent portion to be transferred by the acquirer shall be recognized at fair value on the acquisition date. Subsequent changes in the fair value of the contingent portion to be considered as an asset or liability is recognized in the income statement. Contingent consideration on acquisition of a business that is not classified as equity is subsequently measured at fair value through profit or loss, whether or not included in the scope of IFRS 9.

Goodwill is initially measured as excess transferred payment amount in relation to acquired net assets (identifiable net assets acquired, and liabilities assumed). If consideration is lower than the fair value of acquired net assets, the difference must be recognized as a gain in the income statement.

After initial recognition, goodwill is measured at cost, less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to the CGUs that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

Where goodwill has been allocated to a CGU and part of the operation within that CGU is disposed of, the goodwill associated with that operation is included in the carrying amount of the operation when determining the gain or loss on disposal. Goodwill disposed in these circumstances is allocated based on the relative fair values of the disposed operation and the portion of the CGU retained.

d.2) Goodwill breakdown

The table below shows the composition of the goodwill recorded by the Company as of December 31, 2018.

Ajato Telecomunicação Ltda.	149
Spanish and Figueira, by the merger of Telefônica Data Brasil Holding (TDBH) in 2006	212,058
Santo Genovese Participações, Atrium Telecomunicações, which took place in 2004	71,892
Telefônica Televisão Participações, former Navytree, occurred in 2008	780,693
Vivo Participações, occurred in 2011	9,160,488
GVT Participações, occurred in 2015	12,837,141
Total	23,062,421

14) IMPAIRMENT OF NON-FINANCIAL ASSETS

a) Accounting policy

The Company annually reviews the net carrying amount of assets in order to evaluate events or changes in economic, operating or technological circumstances that may indicate impairment losses. When such evidence is found, and net carrying amount exceeds recoverable amount, a provision for impairment is recorded so as to adjust the net carrying amount to the recoverable amount.

The recoverable amount of an asset or a CGU is defined as the higher of value in use and net sales value.

Upon estimation of the value in use of an asset or cash-generating unit, estimated future cash flows are discounted at present value using a discount rate Weighted Average Cost of Capital “WACC” which reflects the weighted rate between (i) the cost of capital (including specific risks) based on the Capital Asset Pricing Model; and (ii) the debt these components being applicable to the asset or CGU before taxes.

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

A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine an asset’s or CGU recoverable amount since the last impairment loss was recognized. Any reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount or exceeds the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the income statement.

The following assets have specific characteristics for impairment testing:

•	Goodwill: Goodwill is tested for impairment annually at the reporting date or earlier when circumstances indicate that the carrying amount may be impaired. Where the recoverable amount is lower than the carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

•	Intangible assets: Intangible assets with indefinite useful lives are tested for impairment annually at the reporting date either individually or at the CGU level, as appropriate, and when circumstances indicate that the carrying amount may be impaired.

•	Determination of value in use: The key assumptions used to estimate value in use are: (i) revenues (projected considering the growth in customer base, growth in market revenue against GDP and the Company’s share of this market); (ii) variable costs and expenses (projected in accordance with the dynamics of the customer base, and fixed costs are projected in line with the historical performance of the Company, as well as with revenue growth); and (iii) capital investments (estimated considering the technological infrastructure necessary to enable the provision of services).

Key assumptions were based on the Company’s historical performance and reasonable macroeconomic assumptions grounded on financial market projections, documented and approved by the Company’s management.

b) Key assumptions used in the calculation of value in use:

The value in use is mainly impacted by the following assumptions:

•	Revenue growth: is based on the observation of the historical behavior of each revenue line, as well as trends based on market analysis. The projected revenue differs between product lines and services with a tendency of growth in broadband services, pay TV and IT compared to voice services (fixed).

•	Growth in operating margin: takes into account the historical margin estimates of price correction, as well as ongoing projects with the aim of greater cost efficiency.

•	Capex volume: the projects and future needs were considered, both in line with the evolution of expected revenues and always aiming at better efficiency in the use of these investments. The Capex volume may also be impacted by inflation and currency fluctuations.

•	Discount rate: represents the assessment of risks in the current market. The calculation of the discount rate is based on the Company’s specific circumstances and being calculated based on the WACC. The WACC takes into account both debt and equity. The cost of equity is derived from the expected return on investment by Company investors. The cost of debt is based on loans with interest income that the Company is obliged to honor. The specific risk segment is incorporated by applying individual notably Beta factors.

c) Sensitivity to changes in assumptions:

The Company carries out a sensitivity analysis of the impairment test by considering reasonable changes in the main assumptions used in such test.

The following table shows the increases in/decreases in the percentage points (pp) which were assumed for the years ended December 31, 2018 and 2017:

Changes in key assumptions	In percentage points (p.p)
Financial variables
Discount rate	+/- 1.0
Perpetuity growth rates	+/- 0.5

Operating variables
OIBDA Margin	+/- 2.0
Capex/Revenues Margin	+/- 1.5

The sensitivity analysis performed at year-end 2018 and 2017 indicates that there are no significant risks arising from possible changes in the financial and operating variables, considered individually. In other words, the Company considers that within the above limits, no losses would be recognized.

d) Goodwill impairment testing

The Company assessed recoverability of goodwill carrying amounts based on the value in use and discounted cash flow method.

The process for determination of the value in use involves the use of assumptions, judgments and estimates on cash flows, such as revenue, cost and expense growth rates, estimated future investments and working capital and discount rates. The assumptions about cash flow increase projections were based on management’s estimates, market studies and macroeconomic projections. Future cash flows were discounted at the WACC rate.

Consistent with the economic analysis techniques, the assessment of value in use is made for a period of five years, and thereafter, considering the perpetuity of the assumptions based on the capacity of business continuity for an indefinite time. Management considered that the period of five years is adequate, based on its past experience in preparing cash flow projections.

The growth rate used to extrapolate projections beyond the five years period was 4.5% for both 2018 and 2017.

Estimated future cash flows were discounted at the pre-tax rate of 13.99% and 13.58% in 2018 and 2017, respectively, also at nominal amounts.

The inflation rate for the period analyzed in the projected cash flows was 4.0% for both 2018 and 2017.

Key assumptions were based on the Company’s historical performance and reasonable macroeconomic assumptions grounded on financial market projections, documented and approved by the Company’s management.

Based on annual impairment testing of the Company’s assets, prepared using projections considering the financial statements at December 31, 2018 and 2017, growth projections and operating results for the year ended December 31, 2018 and 2017, no impairment losses or evidence of losses were identified, since the value was in use is higher than the net carrying amount as at the assessment date.

15) PERSONNEL, SOCIAL CHARGES AND BENEFITS

	12.31.18	12.31.17
Salaries and wages	34,767	40,171
Social charges and benefits	385,695	399,229
Profit sharing	265,433	273,384
Share-based payment plans (Note 29)	22,638	33,880
Other compensation	86,000	-
Total	794,533	746,664

Current	782,630	723,380
Non-current	11,903	23,284

16) TRADE ACCOUNTS PAYABLE

a) Accounting policy

These are obligations to pay for goods, services or goods that were acquired in the normal course of business. They are initially recognized at fair value and subsequently measured at amortized cost using the effective tax rate method, if applicable.

b) Breakdown

	12.31.18	12.31.17
Sundry suppliers (Opex, Capex, Services and Material)	6,790,882	6,683,503
Amounts payable (operators, cobilling)	198,942	187,976
Interconnection / interlink (1)	269,446	224,777
Related parties (Note 28)	383,512	350,844
Total	7,642,782	7,447,100

17) TAXES, CHARGES AND CONTRIBUTIONS

	12.31.18	12.31.17
ICMS	1,094,769	1,149,137
PIS and COFINS	512,714	419,589
Fust and Funttel	89,794	93,869
ISS, CIDE and other taxes	139,933	113,689
Total	1,837,210	1,776,284

Current	1,797,965	1,726,836
Non-current	39,245	49,448

18) DIVIDENDS AND INTEREST ON EQUITY

a) Accounting policy

a.1) Interest on equity

Brazilian legislation allows companies to pay interest on equity, which is similar to payment of dividends; however, this is deductible for income tax calculation purposes. In order to comply with Brazilian tax legislation, the Company and its subsidiaries provision, in its accounting records, the amount due to match against the financial expenses account in the income statement for the year. For the presentation of these financial statements, that expense is reversed against a direct charge to equity, resulting in the same accounting treatment adopted for dividends. The distribution of interest on equity to shareholders is subject to withholding income tax at a 15% rate.

a.2) Dividends

Minimum mandatory dividends are stated in the balance sheet as legal obligations (provision in current liabilities). Dividends in excess of such minimum amount, not yet approved in the Shareholders’ Meeting, are recorded in equity as proposed additional dividends. After approval at the Shareholders’ Meeting, the dividends in excess of the mandatory minimum are transferred to current liabilities and classified as legal obligations.

a.3) Unclaimed dividends and interest on equity

Interest on equity and dividends not claimed by shareholders expire within three years from the initial payment date. Should dividends and interest on equity expire, these amounts are recorded in retained earnings for later distribution.

b)	Dividends and interest on equity payable

b.1) Breakdown:

	12.31.18	12.31.17
Telefónica Latinoamérica Holding	952,217	505,750
Telefónica	1,146,619	609,003
SP Telecomunicações Participações	722,862	383,933
Telefónica Chile	2,015	1,070
Non-controlling interest	1,349,203	896,360
Total	4,172,916	2,396,116

b.2) Changes:

Balance at 12/31/16	2,195,031
Supplementary dividends for 2016	1,913,987
Interim interest on equity (net of IRRF)	2,054,143
Unclaimed dividends and interest on equity	(101,778)
Payment of dividends and interest on equity	(3,668,551)
IRRF on shareholders exempt/immune from interest on equity	3,284
Balance at 12/31/17	2,396,116
Supplementary dividends for 2017	2,191,864
Interim interest on equity (net of IRRF)	3,867,500
Unclaimed dividends and interest on equity	(152,770)
Payment of dividends and interest on equity	(4,136,878)
IRRF on shareholders exempt/immune from interest on equity	7,084
Balance at 12/31/18	4,172,916

For the cash flow statement, interest on equity and dividends paid to shareholders are recognized in “Financing Activities”.

19) PROVISION AND CONTINGENCIES

a) Accounting policy

Provision is recognized when the Company has a present obligation (legal or constructive) as a result of a past event, when it is probable that economic benefits are required to settle the obligation and a reliable estimate of the value of the obligation can be made. Provision is restated at the balance sheet date considering the likely amount of loss and the nature of each contingency.

Provision amounts for contingencies are presented at their gross amount, less the corresponding judicial deposits, and are classified as provision for civil, labor, tax and regulatory contingencies.

Judicial deposits are classified as assets given that the conditions required for their net presentation with provision do not exist.

Provision for civil, labor, tax and regulatory legal claims

The Company and its subsidiaries are parties to administrative, labor, tax, civil and regulatory claims, and accounting provision amounts have been recorded in respect of claims whose likelihood of loss was classified as probable. The assessment of the likelihood of loss includes an analysis of available evidence, the hierarchy of laws, available case law, the latest court decisions law and their relevance in the legal system, as well as the opinion of outside legal counsel. Provision is reviewed and adjusted considering changes in existing circumstances, such as the applicable statute of limitations, tax audit conclusions, or additional exposures identified based on new matters or court decisions.

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

This refers to contingent liabilities arising from Purchase Price Allocation generated on acquisition of the controlling interest of Vivo Part. in 2011 and GVTPart. in 2015.

b) Critical estimates and judgments

Provision is recognized when the Company has a present obligation arising from a past event, settlement of which requires an outflow of resources rated as probable and when it can be reliably estimated. This obligation can be legal or constructive, derived from, among other factors, regulations, contracts, customary practices or public commitments that expose third parties to a valid expectation that the Company or its subsidiaries will assume certain responsibilities. The determination of the provision is based on the best estimate of the disbursement required to settle the corresponding obligation, considering the information available as at the closing date, including the opinion of independent experts, such as legal advisors.

c) Information on provisions and contingencies

The Company and its subsidiaries are parties to administrative and judicial proceedings and labor, tax and civil claims filed in different courts. The management of the Company and its subsidiaries, based on the opinion of its legal counsel, recognized provision for proceedings for which an unfavorable outcome is considered probable.

Breakdown of changes in provision for cases in which an unfavorable outcome is probable, in addition to contingent liabilities and provision for decommissioning are as follows:

	Provisions for contingencies
	Labor	Tax	Civil	Regulatory	Contingent liabilities (PPA)	Provision for decommissioning	Total
Balances at 12/31/16	1,382,957	3,129,681	1,039,357	828,934	881,745	546,587	7,809,261
Additions (reversal), net (Note 26)	297,171	154,441	438,693	198,344	(89,230)	-	999,419
Other additions (reversal) (2)	(492)	93,596	207	-	-	20,765	114,076
Write-offs due to payment	(865,656)	(168,407)	(551,928)	(6,873)	-	-	(1,592,864)
Write-offs due to taxes (1)	-	(66,027)	-	-	-	-	(66,027)
Monetary restatement	147,334	348,393	123,487	83,387	53,281	12,129	768,011
Business combination (Note 1 c.2)	19,282	87,531	6,061	-	-	-	112,874
Balances at 12/31/17	980,596	3,579,208	1,055,877	1,103,792	845,796	579,481	8,144,750
Additions (reversal), net (Note 26)	319,056	452,746	395,631	(41,837)	(27,345)	-	1,098,251
Other additions (reversal) (2)	(99,372)	(2,443,047)	(14,119)	-	-	16,752	(2,539,786)
Write-offs due to payment	(541,749)	(51,924)	(598,294)	(117,599)	-	-	(1,309,566)
Monetary restatement	121,155	414,914	165,708	77,860	8,824	77,215	865,676
Balances at 12/31/18	779,686	1,951,897	1,004,803	1,022,216	827,275	673,448	6,259,325

At 12/31/17
Current	239,229	-	201,673	994,009	-	-	1,434,911
Non-current	741,367	3,579,208	854,204	109,783	845,796	579,481	6,709,839

At 12/31/18
Current	245,805	-	132,124	-	-	-	377,929
Non-current	533,881	1,951,897	872,679	1,022,216	827,275	673,448	5,881,396

(1) This refers to the amounts of tax on tax losses used to offset tax provisions arising from the Company's adherence to the Special Tax Regularization Program.

(2) Refers mainly to the amounts of inflows and losses carried out against judicial deposits (Note 9).

c.1) Labor provision and contingencies

	Amounts involved
Nature/Degree of Risk	12.31.18	12.31.17
Provisions - probable losses	779,686	980,596
Possible losses	191,398	261,876

Labor provision and contingencies involve labor claims filed by former employees and outsourced employees (the latter alleging subsidiary or joint liability) claiming for, among other issues, overtime, salary equalization, post-retirement benefits, allowance for health hazard and risk premium, and matters relating to outsourcing. The Company finalized an improvement work in calculating the estimate of the labor provision value for cases of solidarity/subsidiarity with third parties, evolving from a calculation based on the historical average of payments to an assessment of the expected loss in an individualized way for each process, resulting in an increase in the provision of R$116 million.

The Company is also a defendant in labor claims filed by retired former employees who are covered by the Retired Employees Medical Assistance Plan ("PAMA"), who, among other issues, are demanding the cancellation of amendments to this plan. Most of these claims await a decision by the Superior Labor Court. Based on the opinion of its legal counsel and recent decisions of the courts, management considers the risk of loss in these cases as possible. No amount has been specified for these claims, since is not possible to estimate the cost to the Company in the event of loss.

In addition, the Company is a party to Public Civil Actions filed by the Labor Public Prosecutor's Office, whose objects relate essentially to instructing the Company to cease hiring an interposed company to carry out the Company's activities. In August 2018, most of the Federal Supreme Court ("STF") Ministers judged the legality of unrestricted outsourcing, including the end activity, safeguarding the subsidiary's responsibility of the service provider. However, it is expected that this decision will be published and possible foreclosure of a declaration to clarify the scope of the decision, including for cases that have already been settled when the application of that decision will be assessed in each case where the subject is discussed. In view of these considerations, there are still no conditions to estimate amounts or possible losses for the Company.

c.2) Tax provision and contingencies

	Amounts involved
Nature/Degree of Risk	12.31.18	12.31.17
Provisions - probable losses	1,951,897	3,579,208
Federal	526,943	502,153
State	909,547	231,998
Municipal	33,607	32,054
FUST, FISTEL and EBC	481,800	2,813,003
Possible losses	36,103,128	35,388,910
Federal	12,025,529	8,226,374
State	16,294,685	18,968,349
Municipal	637,690	548,014
FUST, FUNTTEL and FISTEL	7,145,224	7,646,173

c.2.1) Probable tax contingencies

Management and its legal counsel understand that losses are probable in the following federal, state, municipal and other tax proceedings (FUST and EBC) as described below:

Federal taxes

The Company and/or its subsidiaries are parties to administrative and legal proceedings relating to: (i) claims resulting from the non-ratification of compensation and refund requests formulated; (ii) CIDE levied on the remittance of amounts abroad related to technical and administrative assistance and similar services, as well as royalties; (iii) withholding income tax on interest on equity; (iv) Social Investment Fund (Finsocial) offset amounts; and (v) additional charges to the PIS and COFINS tax base, as well as additional charges to COFINS required by Law No. 9,718/98.

State taxes

The Company and/or its subsidiaries are parties to administrative and judicial proceedings relating to ICMS, regarding: (i) disallowance credits; (ii) non-taxation of telecommunications services; (iii) tax credit for challenges/disputes over telecommunication services not provided or wrongly charged (Agreement 39/01); (iv) aliquot differential; (v) leasing of infrastructure necessary for internet services (data); and (vi) outflows of goods with prices lower than those of acquisition.

Municipal taxes

The Company and/or its subsidiaries are parties to various municipal tax proceedings, at the judicial level, relating to: (i) Property tax (“IPTU”); (ii) Services tax (“ISS”) on equipment leasing services, non-core activities and supplementary activities; and (iii) withholding of ISS on contractors' services.

FUST, FISTEL and EBC

The Company and/or its subsidiaries have administrative and judicial discussions related to the non-inclusion of interconnection expenses and industrial exploitation of a dedicated line in the calculation basis of FUST.

In the second quarter of 2018, the discussion regarding the exclusion of the calculation basis of the TFI and TFF of mobile (cellular) stations that are not owned by the Company was closed unfavorably to the Company and the amounts deposited judicially (Note 9) were handed over to ANATEL.

In the third quarter of 2018, the Company and TData had their accepted requests for conversion into income of the amounts deposited in court, relating to EBC rates, with the maintenance of the discussion in progress. As a result, the Company and TData made the write-downs of the amounts provisioned against the amounts deposited in court (Note 9).

c.2.2) Possible tax contingencies

Management and its legal counsel understand that losses are possible in the following federal, state, municipal and other tax proceedings (FUST, FUNTTEL and FISTEL), described below:

Federal taxes

The Company and/or its subsidiaries are parties to various administrative and judicial proceedings, at the federal level, which are awaiting decisions in different court levels.

The most important of these proceedings are: (i) statements of dissatisfaction resulting from failure to approve requests for compensation submitted by the Company; (ii) INSS (a) on compensation payment for salary losses arising from the "Plano Verão" and the "Plano Bresser"; (b) SAT, social security amounts owed to third parties (INCRA and SEBRAE); (c) supply of meals to employees, withholding of 11% (assignment of workforce); and (d) Stock Options - requirement of social security contributions on amounts paid to employees under the stock option plan; (iii) withholding income tax and CIDE on the funds remitted abroad related to technical services and to administrative support and similar services, etc., and royalties; (iv) income and social contribution taxes: (a) disallowance of costs and sundry expenses not evidenced; and (b) disallowance of expenses on goodwill of the corporate restructuring of Terra Networks and Vivo S.A., and for the takeovers of Navytree, TDBH, VivoPart. and GVTPart.; (v) deduction of COFINS on swap operation losses; (vi) PIS and COFINS: (a) accrual basis versus cash basis; (b) levied on value-added services; and (c) monthly subscription services; (vii) income tax-related incentive investments FINOR, FINAN or FUNRES; (viii) ex-tariff, cancellation of the benefits under CAMEX Resolution No. 6, increase in the import duty from 4% to 28%; (ix) IPI levied on shipment of fixed access units from the Company's establishment; (x) Financial transaction tax (IOF) - required on loan transactions, intercompany loans and credit transactions; and (xi) operating expenses allegedly non-deductible and related to estimated losses on the recoverable value of accounts receivable.

State taxes

The Company and/or its subsidiaries are parties to various administrative and judicial proceedings, at the state level, related to ICMS, which are awaiting decisions in different court levels: (i) rental of movable property; (ii) international calls; (iii) reversal credit related to the acquisition of items of property, plant and equipment and payment in interstate transfers of property, plant and equipment between branches; (iv) reversal of previously unused credits; (v) service provided outside São Paulo state paid to São Paulo state; (vi) co-billing; (vii) tax substitution with a fictitious tax base (tax guideline); (viii) use of credits related to acquisition of electric power; (ix) secondary activities, value added and supplementary services; (x) tax credits related to opposition/challenges regarding telecommunications services not provided or mistakenly charged (Agreement 39/01); (xi) deferred collection of interconnection (“DETRAF” - Traffic and Service Provision Document); (xii) credits derived from tax benefits granted by other states; (xiii) disallowance of tax incentives related to cultural projects; (xiv) transfers of assets among business units owned by the Company; (xv) communications service tax credits used in provision of services of the same nature; (xvi) card donation for prepaid service activation; (xvii) reversal of credit from return and free lease in connection with assignment of networks (used by the Company itself and exemption of public bodies); (xviii) DETRAF fine; (xix) own consumption; (xx) exemption of public bodies; (xxi) amounts given by way of discounts; (xxii) new tax register bookkeeping without prior authorization by tax authorities; (xxiii) advertising services; (xxiv) unmeasured services; and (xxv) monthly subscription, which is in the STF with declaration liens and the Company awaits the judgment of the STF on the request for modulation.

Municipal taxes

The Company and/or its subsidiaries are parties to various administrative and judicial proceedings, at the municipal level, which are awaiting decisions in different court levels.

The most important of these proceedings are: (i) ISS on: (a) non-core activity, value-added and supplementary services; (b) withholding at source; (c) call identification and mobile phone licensing services; (d) full-time services, provision, returns and cancelled tax receipts; (e) data processing and antivirus congeners; (f) charge for use of mobile network and lease of infrastructure; (g) advertising services; (h) services provided by third parties; and (i) advisory services in corporate management provided by Telefónica Latino América Holding; (ii) IPTU; (iii) land use tax; and (iv) various municipal charges.

FUST, FUNTTEL and FISTEL

Universal Telecommunications Services Fund ("FUST")

Writs of mandamus were filed seeking the right to not include revenues with interconnection and Industrial Use of Dedicated Line (“EILD”) in the FUST tax base, according to Abridgment No. 7 of December 15, 2005, as it does not comply with the provisions contained in the sole paragraph of Article 6 of Law No. 9,998/00, which are awaiting a decision from Higher Courts.

Various delinquency notices were issued by ANATEL at the administrative level to collect charges on interconnections, EILD and other revenues not earned from the provision of telecommunication services.

At December 31, 2018, the consolidated amounts involved totaled R$3,701,208 (R$4,316,571 at December 31, 2017).

Fund for Technological Development of Telecommunications ("FUNTTEL")

Proceedings filed for recognition of the right not to include interconnection revenues and any others arising from the use of resources that are part of the networks in the FUNTTEL calculation basis, as determined by Law 10,052/00 and Decree No. 3,737/01, thus avoiding the improper application of Article 4, paragraph 5, of Resolution 95/13.

Several notifications of debits drawn up by the Ministry of Communications in administrative actions for constitution of the tax credit related to the interconnection, network resources and other revenues that do not originate from the provision of telecommunication services.

At December 31, 2018, the consolidated amounts involved totaled R$618,473 (R$493,867 at December 31, 2017).

Telecommunications Inspection Fund ("FISTEL")

Judicial actions for the collection of TFI on: (i) extensions of the term of validity of the licenses for use of telephone exchanges associated with the operation of the fixed switched telephone service; and (ii) extensions of the period of validity of the right to use radiofrequency associated with the operation of the telephone service personal mobile service.

At December 31, 2018, the consolidated amounts involved totaled R$2,825,543 (R$2,835,735 at December 31, 2017).

c.3) Civil provision civil contingencies

	Amounts involved
Nature/Degree of Risk	12.31.18	12.31.17
Provisions - probable losses	1,004,803	1,055,877
Possible losses	3,493,655	2,858,796

c.3.1) Provision for probable civil losses

Management and its legal counsel understand that losses are probable in the following civil proceedings:

•	The Company and/or its subsidiaries are parties to proceedings involving rights to the supplementary amounts from shares calculated on network expansion plans since 1996 (supplement of share proceedings). These proceedings are at different stages: lower courts, court of justice and high court of justice. At December 31, 2018, consolidated provision totaled R$334,877 (R$324,232 at December 31, 2017).

•	The Company and/or its subsidiaries are parties to various civil proceedings related to consumers at the administrative and judicial level, relating to the non-provision of services and/or products sold. At December 31, 2018, consolidated provision totaled R$353,850 (R$296,169 at December 31, 2017).

•	The Company and/or its subsidiaries are parties to various civil proceedings of a non-consumer nature at administrative and judicial levels, all arising in the ordinary course of business. At December 31, 2018, consolidated provision totaled R$316,076 (R$435,476 at December 31, 2017).

c.3.2) Civil contingencies assessed as possible losses

Management and its legal counsel understand that losses are possible in the following civil proceedings:

•	Collective Action filed by SISTEL Participants' Association (“ASTEL”) in the state of São Paulo, in which SISTEL associates in the state of São Paulo challenge the changes made in the PAMA and claim for the reestablishment of the prior "status quo". This proceeding is still in the appeal phase and awaits a decision on the Interlocutory Appeal filed by the Company against the decision on possible admission of the appeal to higher and supreme courts filed in connection with the Court of Appeals' decision, which changed the decision rendering the matter groundless. The amount cannot be estimated, and the claims cannot be settled due to their unenforceability because it entails the return to the prior plan conditions.

•	Civil Class Actions filed by ASTEL, in the state of São Paulo, and by the Brazilian National Federation of Associations of Retirees, Pensioners and Pension Fund Members of the Telecommunications Industry “(FENAPAS”), both against SISTEL, the Company and other carriers, in order to annul the spin-off of the PBS private pension plan, alleging, in short, the "windup of the supplementary private pension plan of the SISTEL Foundation", which led to various specific mirror PBS plans, and corresponding allocation of funds from technical surplus and tax contingencies existing at the time of the spin-off. The amount cannot be estimated, and the claims cannot be settled due to their unenforceability because this involves the return of the spun-off assets of SISTEL relating to telecommunication carriers of the former Telebrás System.

•	The Company is party to other civil claims, at several levels, related to service rendering rights. Such claims have been filed by individual consumers, civil associations representing consumer rights or by the Bureau of Consumer Protection (“PROCON”), as well as by the Federal and State Public Prosecutor's Office. The Company is also party to other claims of several types related to the ordinary course of business. At December 31, 2018, the consolidated amount totaled R$3,466,522 (R$2,827,071 at December 31, 2017).

•	Terra Networks is a party to: (i) supplier action related to the transmission of events; (ii) PROCON fine (annulment action); (iii) indemnification action related to the use of content; (iv) ECAD action on copyright collection; and (v) claim actions filed by former subscribers regarding unrecognized collection, collection of undue value and contractual non-compliance. At December 31, 2018, the amount was R$12,926 (R$17,518 at December 31, 2017).

•	The Company has received notices regarding non-compliance with the Customer Service (“SAC”) Decree. The Company is currently party to various lawsuits (administrative and legal proceedings). At December 31, 2018 and 2017, the amount was R$14,207.

•	Intellectual Property: Lune Projetos Especiais Telecomunicação Comércio e Ind. Ltda. (“Lune”), a Brazilian company, filed an action on November 20, 2001 against 23 wireless carriers claiming to own the patent for caller ID and the trademark "Bina". The purpose of that lawsuit was to interrupt provision of such service by carriers and to seek indemnification equivalent to the amount paid by consumers for using the service.

An unfavorable decision was handed down determining that the Company should refrained from selling mobile phones with caller ID service ("Bina"), subject to a daily fine of R$10,000.00 (ten thousand reais) in the case of non-compliance. Furthermore, according to that decision, the Company must pay indemnification for royalties, to be calculated on settlement. Motions for Clarification were proposed by all parties and Lune's motions for clarification were accepted since an injunctive relief in this stage of the proceedings was deemed applicable. A bill of review appeal was filed in view of the current decision which granted a stay of execution suspending that unfavorable decision until final judgment of the review. A bill of review was filed in view of the sentence handed down on June 30, 2016, by the 4th Chamber of the Court of Justice of the Federal District, in order to annul the lower court sentence and remit the proceedings back to the lower court for a new examination. The Company brought a Special Appeal against the aforementioned judgment in order to recognize the active illegitimacy of Lune and determined the termination of the proceedings, and such appeal is awaiting judgment before the Superior Court of Justice ("STJ"). There is no way to determine at this time the extent of potential liabilities with respect to this claim.

•	The Company and other wireless carriers figure as defendants in several lawsuits filed by the Public Prosecutor's Office and consumer associations to challenge imposition of a period to use prepaid minutes. The plaintiffs allege that the prepaid minutes should not expire after a specific period. Conflicting decisions were handed down by courts on the matter, even though the Company understands that its criteria for the period determination comply with ANATEL standards.

c.4) Regulatory provision and contingencies

	Amounts involved
Nature/Degree of Risk	12.31.18	12.31.17
Provisions - probable losses	1,022,216	1,103,792
Possible losses	6,119,136	5,065,907

c.4.1) Provision for regulatory proceedings assessed as probable losses

According to the Company's management and legal counsel, the likelihood of loss of the following regulatory proceedings is probable:

The Company is party to administrative proceedings against ANATEL, filed based on an alleged failure to meet sector regulations, and to judicial proceedings to contest sanctions applied by ANATEL at the administrative level.

c.4.2) Regulatory contingencies assessed as possible losses

According to the Company's management and legal counsel, the likelihood of loss of the following regulatory proceedings is possible:

•	The Company is party to administrative proceedings filed by ANATEL alleging non-compliance with the obligations set forth in industry regulations, as well as legal claims which discuss the sanctions applied by ANATEL at the administrative level. At December 31, 2018, the consolidated amount was R$6,119,136 (R$5,065,907 at December 31, 2017).

•	Administrative and judicial proceedings discussing payment of a 2% charge on interconnection services revenue arising from the extension of right of use of SMP related radio frequencies. Under clause 1.7 of the authorization term that grants right of use of SMP related radio frequencies, the extension of right of use of such frequencies entails payment every two years, during the extension period (15 years) of a 2% charge calculated on net revenues from the service provider's Basic and Alternative Plans of the service company, determined in the year before that of payment.

However, ANATEL determined that in addition to revenues from Service Plans, the charge corresponding to 2% should also be levied on interconnection revenues and other operating revenues, which is not stipulated for in said clauses.

Considering, based on the provisions of the Authorization Terms, that revenue from interconnection services should not be included in the calculation of the 2% charge for radiofrequency use right extension, the Company filed administrative and legal proceedings challenging these charges, based on ANATEL's position.

•	In 2018, as a result of the end of negotiations of the Company's Term of Conduct Adjustment ("TAC") (which was not concluded), ANATEL established a collection of new administrative procedures related to inspections on pipelines that would be contemplated in the TAC. This collection of processes, given the environment and factual context of the subjects treated there, was evaluated as possible loss.

•	In May 2018, the Company filed a lawsuit to annul ANATEL's final decision, in March of that year, in the records of the Procedure for Determining Non-Compliance of Obligations (“PADO”) for alleged violations of the fixed telephone regulation.

This PADO has been suspended for years due to the negotiations of the TAC, between the Company and ANATEL. By closing the negotiations without agreement, this sanctioning administrative process was reactivated and finalized.

In the decision of March 2018, ANATEL understood that the Company had committed several infractions, especially those related to the deadlines for communication of suspension of the service of the users in default and the deadlines for the restoration of the services after payment communication.

The amount of the fine imposed by ANATEL and object of this lawsuit is approximately R$211 million, and plus interest and correction this reaches approximately R$482 million (at December 31, 2018).

The Company understands that the fine imposed is unlawful and undue based on the following defense arguments: (i) ANATEL's mistake in determining the universe of users considered in the fine (number of affected users is lower than that considered by ANATEL) and; (ii) the calculation of a fine is disproportionate and unfounded.

The fine was not paid. However, there is an insurance guarantee presented in full value judgment.

The suit is in the first instance and is currently awaiting a date for conciliation hearing.

d) Guarantees

The Company and its subsidiaries granted guarantees for tax, civil and labor proceedings, as follows:

	12.31.18			12.31.17
	Property and equipment	Judicial deposits and garnishments	Letters of guarantee	Property and equipment	Judicial deposits and garnishments	Letters of guarantee
Civil, labor and tax	94,641	3,910,014	2,301,210	176,591	6,663,805	1,669,476
Total	94,641	3,910,014	2,301,210	176,591	6,663,805	1,669,476

At December 31, 2018, in addition to the guarantees presented above, the Company and its subsidiaries had amounts under short-term investment frozen by courts (except for loan-related investments) in the consolidated amount of R$64,461 (R$69,764 at December 31, 2017).

20) LOANS, FINANCING AND DEBENTURES

a)	Accounting policy

These are financial liabilities measured initially and recognized at fair value, net of costs incurred to obtain them and subsequently measured at amortized cost (plus pro-rata charges and interest), considering the effective interest rate of each operation, or at fair value through profit or loss.

They are classified as current unless the Company has the unconditional right to settle the liability for at least 12 months after the closing date of the year.

Borrowing costs directly related to the acquisition, construction or production of an asset that necessarily requires more than 18 months to be completed for use or sale purposes are capitalized as part of the cost of the corresponding asset. The Company did not capitalize borrowing and financing costs and debentures due to the absence of qualifying assets.

All other costs of loans, financing and debentures are recorded in expense in the period in which they are incurred. The costs of loans, financing and debentures comprise interest and other costs incurred.

b)	Breakdown

	Information as of December 31, 2018				12/31/18			12/31/17
	Currency	Annual interest rate	Maturity	Guarantees	Current	Non-current	Total	Current	Non-current	Total
Local currency					1,367,551	4,675,271	6,042,822	2,891,142	5,345,445	8,236,587

Financial Institutions (b.1)					666,213	819,742	1,485,955	820,468	1,456,624	2,277,092
BNDES FINEM	URTJLP	TJLP+ 0 to 4.08%	Jul-19	(1)	214,012	-	214,012	371,946	213,958	585,904
BNDES FINEM	URTJLP	TJLP+ 0 to 3.38%	Aug-20	(3)	184,200	122,011	306,211	184,007	303,560	487,567
BNDES FINEM	R$	5.00%	Nov-19	(3)	13,403	-	13,403	14,654	13,377	28,031
BNDES FINEM	URTJLP	TJLP+ 0 to 3.12%	Jan-23	(3)	103,486	316,269	419,755	101,879	413,552	515,431
BNDES FINEM	R$	4.00% to 6.00%	Jan-23	(3)	37,837	94,516	132,353	37,061	132,092	169,153
BNDES FINEM	R$	Selic Acum. D-2 + 2.32%	Jan-23	(3)	80,014	245,887	325,901	70,426	305,952	376,378
BNDES PSI	R$	2.5% to 5.5%	Jan-23	(2)	18,207	1,263	19,470	25,405	19,413	44,818
BNB	R$	7.06% to 10%	Aug-22	(4)	15,054	39,796	54,850	15,090	54,720	69,810

Suppliers (b.2)	R$		Dec-19		524,244	-	524,244	607,152	-	607,152

Debentures (b.3)					123,961	3,049,949	3,173,910	1,412,486	3,108,253	4,520,739
4th issue – Series 3	R$	IPCA+4.00%	Oct-19	(5)	41,121	-	41,121	312	40,010	40,322
1st issue – Minas Comunica	R$	IPCA+0.50%	Jul-21	(5)	26,250	52,499	78,749	24,088	72,264	96,352
4th issue	R$	100% of CDI + 0.68%	Apr-18	(5)	-	-	-	1,317,513	-	1,317,513
5th issue	R$	108.25% of CDI	Feb-22	(5)	51,233	1,997,694	2,048,927	64,397	1,996,517	2,060,914
6th issue	R$	100% of CDI + 0.24%	Nov-20	(5)	5,357	999,756	1,005,113	6,176	999,462	1,005,638

Finance lease (b.4)	R$	IPCA and IGP-M	Aug-33		53,133	339,894	393,027	51,036	334,424	385,460

Contingent Consideration (b.5)	R$	Selic			-	465,686	465,686	-	446,144	446,144

Foreign Currency					96,615	-	96,615	142,299	82,955	225,254

Financial Institutions (b.1)					96,615	-	96,615	142,299	82,955	225,254
BNDES FINEM	UMBND	ECM + 2.38%	Jul-19	(1)	96,615	-	96,615	142,299	82,955	225,254
Total					1,464,166	4,675,271	6,139,437	3,033,441	5,428,400	8,461,841

(1)	Guarantee in receivables relating to 15% of the outstanding debt balance or four times the largest installment, whichever is higher.

(2)	Pledge of financed assets.

(3)	Assignment of receivables corresponding to 20% of outstanding debt balance or one time the last installment of sub-credit facility "A" (UMIPCA) plus five times the last installment of each of the other sub-credit facilities, whichever is greater.

(4)	Bank guarantee provided by Banco Safra in an amount equivalent to 100% of the outstanding financing debt balance. Setting up a liquidity fund represented by financial investments in the amount equivalent to three installments of repayment referenced to the average post-grace period performance. Balances were R$12,473 and R$11,722 at December 31, 2018 and 2017, respectively.

(5)	Unsecured.

b.1) Loans and financing

Some financing agreements with the BNDES described above, have lower interest rates than those prevailing in the market. These operations fall within the scope of IAS 20 and thus the subsidies granted by BNDES were adjusted to present value and deferred in accordance with the useful lives of the financed assets, resulting in a balance as at December 31, 2018 of R$21,620 (R$32,155 at December 31, 2017) (Note 21).

b.2) Financing - Suppliers

Under bilateral agreements with suppliers, the Company obtained extension of the terms for payment of trade accounts payable at a cost based on the fixed CDI rate for the corresponding periods, with the net cost equivalent to between 107.9% to 115.9% of the CDI (101.4% to 109.4% of the CDI as at December 31, 2017).

b.3) Debentures

The following is a summary of the debentures in effect on December 31, 2018 and 2017.

		Amounts
Issue	Issue date	Issued	Outstanding	Issue value
4th issue – Series 3	10/15/2009	810,000	23,557	810,000
1st issue – Minas Comunica	12/17/2007	5,550	5,550	55,500
4th issue	4/25/2013	130,000	130,000	1,300,000
5th issue	2/8/2017	200,000	200,000	2,000,000
6th issue	11/27/2017	100,000	100,000	1,000,000

Transaction costs in connection with the 4th, 5th and 6th issues, totaling R$3,951 at December 31, 2018 (R$5,422 at December 31, 2017), were allocated as a reduction of liabilities as costs to be incurred and are recognized as financial expenses, according to the contractual terms of each issue.

b.4) Finance lease

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

The balance of amounts payable relating to aforementioned transactions comprises the following effects:

	12.31.18	12.31.17
Nominal value payable	766,215	787,147
Unrealized financial expenses	(373,188)	(401,687)
Present value payable	393,027	385,460

Current	53,133	51,036
Non-current	339,894	334,424

Aging list of finance lease payable at December 31, 2018 is as follows:

	Nominal value payable	Present value payable
Up to 1 year	60,823	53,133
From 1 to 5 years	207,450	146,797
Over five years	497,942	193,097
Total	766,215	393,027

There were no unsecured residual values resulting in benefits to the lessor or contingent payments recognized as revenue at December 31, 2018 and 2017.

b.5) Contingent consideration

As part of the Purchase and Sale Agreement and Other Covenants executed by and between the Company and Vivendi to acquire all shares in GVTPart., a contingent consideration relating to the judicial deposit made by GVT for the monthly installments of deferred income tax and social contribution on goodwill amortization was agreed, arising from the corporate restructuring process completed by GVT in 2013. If these funds are realized (being reimbursed, refunded, or via netting), they will be returned to Vivendi, as long as they are obtained in a final unappeasable decision. Reimbursement will be made within 15 years and this amount is subject to monthly restatement at the SELIC rate.

c) Repayment schedule

At December 31, 2018, the breakdown of non-current loans, financing, finance lease, debentures and contingent consideration by year of maturity was as follows:

Year	Loans and financing	Debentures	Finance lease	Contingent Consideration	Total
2020	359,948	1,025,097	41,441	-	1,426,486
2021	231,764	1,025,097	36,704	-	1,293,565
2022	209,948	999,755	35,190	-	1,244,893
2023	18,082	-	33,463	-	51,545
2024 onwards	-	-	193,096	465,686	658,782
Total	819,742	3,049,949	339,894	465,686	4,675,271

d) Covenants

There are loans and financing with BNDES and debentures with specific covenants involving a penalty in the event of breach of contract. A breach of contract provided for in the agreements with the institutions listed above is characterized as non-compliance with covenants (analyzed on a quarterly, half-yearly or yearly basis), being a breach of a contractual clause, resulting in the early maturity of the contract.

At December 31, 2018 and 2017 all economic and financial indexes established in existing contracts had been achieved.

e) Changes

Changes in loans and financing, debentures, finance lease agreements and contingent considerations are as follows:

	Loans and financing	Debentures	Finance lease	Financing - Suppliers	Contingent Consideration	Total
Balance at 12.31.16	4,158,015	3,554,307	374,428	722,591	414,733	9,224,074
Additions	55,876	3,000,000	13,462	571,444	-	3,640,782
Government grants (Note 21)	(1,581)	-	-	-	-	(1,581)
Financial charges (Note 27)	300,153	485,295	45,265	70,603	31,411	932,727
Issue costs	-	(4,926)	-	-	-	(4,926)
Foreign exchange variation (Note 27)	15,846	-	-	-	-	15,846
Write-offs (payments)	(2,025,963)	(2,513,937)	(47,695)	(757,486)	-	(5,345,081)
Balance at 12.31.17	2,502,346	4,520,739	385,460	607,152	446,144	8,461,841
Additions	-	-	18,672	506,397	-	525,069
Government grants (Note 21)	(40)	-	-	-	-	(40)
Financial charges (Note 27)	169,771	242,415	45,501	33,169	19,542	510,398
Issue costs	-	1,471	-	-	-	1,471
Foreign exchange variation (Note 27)	28,848	-	-	-	-	28,848
Write-offs (payments)	(1,118,355)	(1,590,715)	(56,606)	(622,474)	-	(3,388,150)
Balance at 12.31.18	1,582,570	3,173,910	393,027	524,244	465,686	6,139,437

f) Additions and payments

The following is a summary of funding and payments made during the year ended December 31, 2018 and 2017.

	2018				2017
		Write-offs (payments)				Write-offs (payments)
	Additions	Principal	Financial charges	Total	Additions	Principal	Financial charges	Total
Loans and financing	-	(961,687)	(156,668)	(1,118,355)	55,876	(1,781,261)	(244,702)	(2,025,963)
BNDES	-	(946,763)	(152,447)	(1,099,210)	15,998	(825,256)	(213,752)	(1,039,008)
BNB	-	(14,924)	(4,221)	(19,145)	39,878	(11,808)	(4,073)	(15,881)
Resolution 4131 - Scotiabank and Bank of America	-	-	-	-	-	(944,197)	(26,877)	(971,074)
Debentures	-	(1,324,723)	(265,992)	(1,590,715)	3,000,000	(2,000,000)	(513,937)	(2,513,937)
4th issue – Series 3	-	-	(1,583)	(1,583)	-	-	(1,522)	(1,522)
1st issue – Minas Comunica	-	(24,723)	(1,082)	(25,805)	-	-	-	-
3rd issue	-	-	-	-	-	(2,000,000)	(246,817)	(2,246,817)
4th issue	-	(1,300,000)	(47,257)	(1,347,257)	-	-	(151,152)	(151,152)
5th issue	-	-	(149,795)	(149,795)	2,000,000	-	(114,446)	(114,446)
6th issue	-	-	(66,275)	(66,275)	1,000,000	-	-	-
Suppliers	506,397	(571,434)	(51,040)	(622,474)	571,444	(668,512)	(88,974)	(757,486)
Finance lease	18,672	(35,375)	(21,231)	(56,606)	13,462	(35,722)	(11,973)	(47,695)
Total	525,069	(2,893,219)	(494,931)	(3,388,150)	3,640,782	(4,485,495)	(859,586)	(5,345,081)

f.1) In 2018

Debentures

On February 8 and August 8, 2018, the semi-annual interest amounts of the 5th issue debentures were settled. The amounts paid in the settlement totaled R$149,795.

On April 25, 2018, the debentures of the 4th issue were fully settled. The amounts paid in the settlement totaled to R$1,347,257.

On May 27 and September 27, 2018, the semi-annual interest amounts of the 6th issue debentures were settled. The amounts paid in the settlement totaled R$66,275.

On July 5, 2018, the 1st issue debentures (Telemig origin) were amortized. The amounts paid in settlement totaled to R$25,805, of which R$3,012 corresponded to the 1st series, R$8,285 to the 2nd series and R$14,508 to the 3rd series.

On October 15, 2018, the annual interest amounts of the debentures of the 4th issue - Series 3 was settled. The amounts paid in liquidation totaled R$1,583.

f.2) In 2017

Loans and financing

Banco do Nordeste ("BNB")

On May 12, 2017, draw-downs were made related to the agreement signed on August 18, 2014 in the total amount of R$39,878. The rates of this contract are 7.06% p.a. to 10.0% p.a., with total term of eight years, with interest payments and principal repayments in 72 monthly and successive installments. These resources were destined to investment and expansion projects for Brazil's Northeast region.

BNDES FINEM

Contract 14.2.1192.1: On December 30, 2014, a financing line of R$1,000,293 was contracted, with rates of: (i) Long-Term Interest Rate ("TJLP”) + 0 to 3.12% p.a; (ii) 4% p.a; (iii) Selic + 2.32% p.a, with total term of eight years, with a grace period ending on January 15, 2018. After the grace period, interest and principal repayments will be paid in 60 monthly and successive installments; and (iv) 6% p.a. total term of seven years, with a grace period ending on January 15, 2017. After the grace period, interest and principal repayments will be paid in 60 monthly and successive installments.

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

Remuneration interest corresponds to 100.00% of the accumulated variation of the average daily rates of one-day DI, plus a spread equivalent to 0.24%.

21)	DEFERRED INCOME

	12.31.18	12.31.17
Services and goods (1)	-	301,292
Disposal of PP&E (2)	89,835	165,162
Activation revenue (3)	-	7,959
Customer loyalty program (4)	-	50,354
Government grants (5)	94,335	115,379
Contractual Liabilities - IFRS 15 (6)	532,207	-
Other (7)	59,658	83,052
Total	776,035	723,198

Current	525,509	372,561
Non-current	250,526	350,637

(1)	This refers mainly to the balances of revenues from recharging prepaid services, which are recognized in income as services that are provided to customers. It includes the amount of the agreement the Company entered for industrial use of its mobile network by a different SMP operator in Regions I, II and III of the general authorizations plan, which is intended solely for the rendering of SMP services by the operator for its customers.

(2)	Includes the net balances of the residual values from sale of non-strategic towers and rooftops, which are transferred to income as the conditions for recognition are fulfilled.

(3)	This refers to the deferred activation revenue (fixed) recognized in income over the estimated period in which a customer remains in the base.

(4)	This refers to points earned under the Company's loyalty program, which enables customers to accumulate points by paying bills relating to use of services offered. The balance represents the Company's estimate of customers exchanging points for goods and/or services in the future.

(5)	This refers to: i) government subsidy arising from funds obtained from BNDES credit lines to be used in the acquisition of domestic equipment, which have been amortized over the useful life cycle of the equipment; and ii) subsidies arising from projects related to state taxes, which are being amortized over the contractual period.

(6)	Refers to the balance of contractual liabilities arising from the adoption of IFRS 15 (Note 2.b) and amounts related to customer contracts (services and goods, activation revenue and customer loyalty program) were reclassified to the line of "Contractual Liabilities - IFRS 15". The amounts on December 31, 2018 were R$372,167, of which: (i) services and goods totaled R$318,778; and (ii) customer loyalty program totaled R$53,389.

(7)	Includes amounts of the reimbursement for costs for leaving radio frequency sub-bands 2,500MHz to 2,690MHz due to cancellation of the Multichannel Multipoint Distribution Service.

22) OTHER LIABILITIES

	12.31.18	12.31.17
Authorization licenses (1)	124,807	258,742
Liabilities with related parties (Note 28)	31,716	125,987
Payment for license renewal (2)	222,143	167,536
Third-party withholdings (3)	120,711	144,593
Deficit in post-employment benefit plans (Note 30)	679,478	531,938
Amounts to be refunded to subscribers	56,897	189,380
Other liabilities	61,957	72,893
Total	1,297,709	1,491,069

Current	368,376	718,468
Non-current	929,333	772,601

(1)	As at December 31, 2017, this included a portion of the Company's liability arising from an agreement entered into with ANATEL, whereby the operators that won the auction of the 4G licenses organized Entidade Administradora do Processo de Redistribuição e Digitalização de Canais de TV e RTV ("EAD"), which will be responsible for equally performing all TV and RTV channel redistribution procedures and solutions to harmful interference in radio communication systems, in addition to other operations in which the winning operators have obligations, as defined in the agreement. On January 31, 2018, the Company paid R$142,862 to EAD, referring to the last installments of the auction of 700 MHz national frequency bands for the provision of SMP, performed by ANATEL on September 30, 2014.

(2)	This refers to the cost of renewing STFC and SMP licenses.

(3)	This refers to payroll withholdings and taxes withheld from pay-outs of interest on equity and on provision of services.

23)	EQUITY

a) Capital

According to its Articles of Incorporation, the Company is authorized to increase its share capital up to 1,850,000,000 common and preferred shares. The Board of Directors is the competent body to decide on any increase and consequent issue of new shares within the authorized capital limit.

Nevertheless, Brazil’s Corporation Law (Law nº 6404/76, Article 166, item IV) - establishes that capital may be increased by means of a Special Shareholders’ Meeting Resolution to decide about amendments to the Articles of Incorporation, if the authorized capital increase limit has been reached.

Capital increases do not necessarily observe the proportion between the number of shares of each class to be maintained, however the number of non-voting or restricted-voting preferred shares must not exceed 2/3 of total shares issued.

Preferred shares are non-voting, except for cases set forth in Articles 9 and 10 of the Articles of Incorporation but have priority in the event of reimbursement of capital, without premium, and are entitled to dividends 10% higher than those paid on common shares, as per Article 7 of the Company's Articles of Incorporation and item II, paragraph 1, Article 17 of Law No. 6404/76.

Preferred shares are also entitled to full voting rights if the Company fails to pay the minimum dividend to which they are entitled for three consecutive financial years and this right will be kept until payment of said dividend.

Subscribed and paid-in capital at December 31, 2018 and 2017 amounted to R$63,571,416, divided into shares without par value, held as follows:

	Common Shares		Preferred Shares		Grand Total
Shareholders	Number	%	Number	%	Number	%
Controlling Group	540,033,264	94.47%	704,207,855	62.91%	1,244,241,119	73.58%
Telefónica Latinoamérica Holding, S.L.	46,746,635	8.18%	360,532,578	32.21%	407,279,213	24.09%
Telefónica	198,207,608	34.67%	305,122,195	27.26%	503,329,803	29.76%
SP Telecomunicações Participações	294,158,155	51.46%	38,537,435	3.44%	332,695,590	19.67%
Telefónica Chile	920,866	0.16%	15,647	0.00%	936,513	0.06%
Other shareholders	29,320,789	5.13%	415,131,868	37.09%	444,452,657	26.28%
Treasury Shares	2,290,164	0.40%	983	0.00%	2,291,147	0.14%
Total shares	571,644,217	100.00%	1,119,340,706	100.00%	1,690,984,923	100.00%
Treasury Shares	(2,290,164)		(983)		(2,291,147)
Total shares outstanding	569,354,053		1,119,339,723		1,688,693,776

b) Capital reserves

b.1) Special goodwill reserve

This represents the tax benefit generated by the merger of Telefonica Data do Brasil Ltda. which will be capitalized in favor of the controlling shareholders (SPTE Participações Ltda) after the tax credits are realized under the terms of CVM Ruling No. 319/99.

The balance of this account at December 31, 2018 and 2017 totaled R$63,074.

b.2) Other capital reserves

The breakdown as at December 31, 2018 and 2017 was as follows.

	12.31.18	12.31.17
Excess of the value in the issue or capitalization, in relation to the basic value of the share on the issue date (1)	2,735,930	2,735,930
Cancelation of treasury shares according to the Special Shareholders' Meeting (SGM) of 3/12/15 (2)	(112,107)	(112,107)
Direct costs of capital increases (3)	(62,433)	(62,433)
Incorporation of shares of GVTPart. (4)	(1,188,707)	(1,188,707)
Effects of the acquisition of Lemontree and GTR by Company and Tglog by TData (5)	(75,388)	(75,388)
Preferred shares delivered referring to the judicial process of expansion plan (6)	2	2
Effects of the acquisition of Terra Networks Brasil by TData (7)	(59,029)	(59,029)
Other	10	—
Total	1,238,278	1,238,268

(1)	Refers to the excess of the value in the issue or capitalization, in relation to the basic value of the share on the issue date.

(2)	The cancellation of 2,332,686 shares issued by the Company, held in treasury, approved at the Special Shareholders' Meeting held on March 12, 2015.

(3)	Refers to direct costs (net of taxes) of Company capital increases on April 28, 2015 and April 30, 2015, arising from the Primary Offering of Shares.

(4)	Refers to the difference between the economic values of the merger of shares of GVTPart. and market value of shares, issued on the transaction closing date.

(5)	Regarding the effects of the acquisition of shares of non-controlling shareholders that, with the adoption of IFRS 10 35 and 36, would be recorded in equity when there is no change in the shareholding control.

(6)	Refers to the effects of write-offs due to the transfer of 62 preferred shares in treasury to outstanding shares, for compliance with judicial process decisions in which the Company is involved regarding rights to the complementary receipt of shares calculated in relation to network expansion plans after 1996.

(7)	Refers to the effects of TData's acquisition of Terra Networks, related to the difference between the consideration given in exchange for the equity interest obtained and the value of the net assets acquired (Note 1 c.2).

b.3) Treasury shares

These are equity instruments that are repurchased and recognized at cost and deducted from shareholders' equity. No gain or loss is recognized in the income statement on the purchase, sale, issue or cancellation of the equity instruments of the Company.

The Company's shares held in treasury whose balance is resulting: (i) from the exercise of the right to withdraw from the Company's common and preferred shareholders, who expressed their dissent regarding the acquisition of GVTPart.; (ii) the acquisition of preferred shares in the financial market in accordance with the share buyback program in effect at the time of the transaction; and (iii) transfers of preferred shares, related to compliance with court decisions in which the Company is involved, which deals with rights to the complementary receipt of shares calculated in relation to network expansion plans after 1996.

The table below shows the changes in this caption for the years ended December 31, 2018 and 2017.

	Shares
Treasury stock	Common shares	Preferred shares	Total	In thousands of reais
At 12.31.16	2,290,164	339	2,290,503	(87,790)
Acquisition of shares in the financial market (2)	-	706	706	(32)
Transfer of lawsuits concerning judicial proceedings (1)	-	(62)	(62)	2
At 12.31.17	2,290,164	983	2,291,147	(87,820)
At 12.31.18	2,290,164	983	2,291,147	(87,820)

(1)	The Company acquired preferred shares issued by the Company in the financial market: (i) on June 1, 2017, 45 shares at a unit price of R$ 47.31, totaling R$ 2; and (ii) on July 5, 2017, 661 shares at a unit price of R$45.26, totaling R$32.

(2)	Refers to the transfer of preferred shares in treasury to outstanding shares to comply with decisions of lawsuits in which the Company is involved that deals with rights to the complementary receipt of shares calculated in relation to plans to expand the network after 1996.

c) Income reserves

c.1) Legal Reserve

This reserve is obligatorily constituted by the Company on the basis of 5% of net income for the year, up to 20% of the paid-in capital stock. The legal reserve may only be used to increase share capital and to offset accumulated losses.

c.2) Expansion and Modernization Reserve

This reserve is constituted based on the capital budget, whose purpose is to guarantee the expansion of the network capacity to meet the Company's increasing demand and guarantee the quality of service rendering. In accordance with Article 196 of Law No. 6404/76, the capital budget will be submitted for appreciation and approval by the Shareholders' Meeting.

c.3) Tax Incentives

The Company has State VAT (ICMS) tax benefits in the states of Minas Gerais and Espírito Santo, relating to tax credits approved by the relevant bodies of said states, in connection with investments in the installation of SMP support equipment, fully operational, in accordance with the rules in force, ensuring that the localities listed in the call for bid be included in the SMP coverage area. The portion of profit subject to the incentive was excluded from dividend calculation and may be used only in the event of capital increase or loss absorption.

The amounts of the income reserves are distributed as follows:

	Legal reserve	Expansion and Modernization Reserve	Tax incentives	Total
At 12.31.16	1,907,905	550,000	17,069	2,474,974
Reversal of reserves	-	(550,000)	-	(550,000)
Recording of reserves	230,439	297,000	10,815	538,254
At 12.31.17	2,138,344	297,000	27,884	2,463,228
Reversal of reserves	-	(297,000)	-	(297,000)
Recording of reserves	446,413	1,700,000	11,529	2,157,942
At 12.31.18	2,584,757	1,700,000	39,413	4,324,170

d) Dividend and interest on equity

d.1) Additional dividends proposed for 2017

On April 12, 2017, the Company's Ordinary General Meeting approved the allocation of proposed additional dividends for 2017, not yet distributed, amounting to R$2,191,864 to the holders of common and preferred shares that were registered in the Company's records at the end of the day of the Ordinary General Meeting. The amount was paid as at December 11, 2018.

d.2) Remuneration to shareholders

The dividends are calculated in accordance with the Company Articles of Incorporation and the Corporation Law. The table below shows the calculation of dividends and interest on equity for 2018 and 2017:

	2018	2017
Net income for the year	8,928,258	4,608,790
Allocation to legal reserve	(446,413)	(230,439)
(-) Tax incentives - not distributable	(11,529)	(10,815)
Adjusted net income	8,470,316	4,367,536

Dividend and IOE distributed for the year:	(4,550,000)	(2,416,639)
Interest on equity (gross)	(4,550,000)	(2,416,639)
Balance of unallocated net income	3,920,316	1,950,897

(+) Reversal special reserve for modernization and expansion	297,000	550,000
(-) Effects of the initial adoption of IFRS 9 and 15, net of taxes in 01.01.18	(138,663)	-
(+) Unclaimed dividends and interest on equity	152,770	101,778
(+-) Actuarial gains (losses) recognized and effect of limitation of surplus plan assets, net of taxes and other changes	(62,739)	(113,811)
Income available to be distributed	4,168,684	2,488,864

Proposal for Distributions:
Special reserve for modernization and expansion	1,700,000	297,000
Additional proposed dividends	2,468,684	2,191,864
Proposed additional dividends - Net income for the year	2,171,684	1,641,864
Proposed additional dividends - Based on prior year's net income, referring to the reversal of the special reserve for expansion and modernization	297,000	550,000

Total	4,168,684	2,488,864

Mandatory minimum dividend - 25% of adjusted net income	2,117,579	1,091,884

The proposal by management of the 2018 financial year, presented above, will be submitted to the General Shareholders’ Meeting to be held in 2019.

The proposal by management of the 2017 financial year, presented above, was submitted and approved at the General Shareholders’ Meeting held on April 12, 2018.

Total proposed for deliberation - per share	2018	2017
Common shares	1.371013	1.217277
Preferred shares (1)	1.508114	1.339005

(1) 10% higher than the amount allocated to each common share, under Article 7 of the Company Articles of Incorporation.

In 2018 and 2017, the Company allocated interim dividends and interest on equity, which were allocated to mandatory minimum dividends, as follows:

2018

Dates			Gross Amount			Net Value			Amount per Share (1)
Approval	Credit	Beginning of Payment	Common	Preferred (2)	Total	Common	Preferred (2)	Total	Common	Preferred (2)

06/18/18	06/29/18	Until 12/31/19	126,479	273,521	400,000	107,507	232,493	340,000	0.188823	0.207705
09/05/18	09/17/18	Until 12/31/19	885,353	1,914,647	2,800,000	752,550	1,627,450	2,380,000	1.321761	1.453937
12/04/18	12/17/18	Until 12/31/19	426,867	923,133	1,350,000	362,837	784,663	1,147,500	0.637278	0.701006
	Total		1,438,699	3,111,301	4,550,000	1,222,894	2,644,606	3,867,500

2017

Dates			Gross Amount			Net Value			Amount per Share (1)
Approval	Credit	Beginning of Payment	Common	Preferred (2)	Total	Common	Preferred (2)	Total	Common	Preferred (2)

02/13/17	02/24/17	08/21/18	56,916	123,084	180,000	48,379	104,621	153,000	0.084970	0.093467
03/20/17	03/31/17	08/21/18	110,669	239,331	350,000	94,069	203,431	297,500	0.165220	0.181742
06/19/17	06/30/17	08/21/18	30,039	64,961	95,000	25,533	55,217	80,750	0.044845	0.049330
09/18/17	09/29/17	08/21/18	96,440	208,560	305,000	81,974	177,276	259,250	0.143978	0.158375
12/14/17	12/26/17	08/21/18	470,072	1,016,567	1,486,639	399,561	864,082	1,263,643	0.701779	0.771957
	Total		764,136	1,652,503	2,416,639	649,516	1,404,627	2,054,143

(1)	The amounts of IOE are calculated and stated net of IRRF. The immune shareholders received the full IOE amount, without withholding income tax at source.

(2)	The gross and net values for the preferred shares are 10% higher than those attributed to each common share, as per Article 7 of the Company's Articles of Incorporation.

d.3) Unclaimed dividends and interest on equity

Pursuant to Article 287, paragraph II, item “a” of Law No. 6404, of December 15, 1976, the dividends and interest on equity unclaimed by shareholders expire in three years, as from the initial payment date. The Company reverses the amount of unclaimed dividends and IOE to equity upon expiry.

For the years ended December 31, 2018 and 2017, the Company reversed unclaimed dividends and interest on equity amounting to R$152,770 and R$101,778, respectively, which were included in calculations for decisions on Company dividends.

e) Other comprehensive income

Financial assets at fair value through other comprehensive income: These refer to changes in fair value of financial assets available for sale.

Derivative financial instruments: These refer to the effective part of cash flow hedges up to the balance sheet date.

Currency translation effects for foreign investments: This refers to currency translation differences arising from the translation of financial statements of Aliança (joint venture).

Changes in other comprehensive income are as follows:

	Financial assets at fair value through other comprehensive income	Derivative transactions	Currency translation effects - foreign investments	Total
Balances at 12/31/16	(8,881)	3,549	16,793	11,461
Translation gains	-	-	11,239	11,239
Losses from future contracts	-	(1,595)	-	(1,595)
Gains on financial assets at fair value through other comprehensive income	223	-	-	223
Balances at 12/31/17	(8,658)	1,954	28,032	21,328
Translation gains	-	-	9,927	9,927
Losses from future contracts	-	(1,618)	-	(1,618)
Losses on financial assets at fair value through other comprehensive income	(412)	-	-	(412)
Balances at 12/31/18	(9,070)	336	37,959	29,225

f) Company share repurchase program

In 2018 and 2017, the Company's Board of Directors, in accordance with Article 17, item XV of the Bylaws, approved programs for the repurchase of common and preferred shares issued by the Company itself, pursuant to CVM Instruction 567, of September 17, 2015, which had as their objective the acquisition of common and preferred shares issued by the Company for subsequent cancellation, sale or maintenance in treasury, without reducing the capital stock, to increase shareholder value through the efficient application of available resources in cash and optimize the Company's capital allocation, as follows:

•

In 2018, according to the meeting held on December 20, 2018. The repurchase will be made through the use of the balance of capital reserve included in the balance sheet of September 30, 2018.

This program will be in force until June 6, 2020, with the acquisitions made at B3, at market prices, observing the legal and regulatory limits. The maximum amounts authorized for acquisition will be 583,422 common shares and 37,736,465 preferred shares.

•	In 2017, according to the meeting held on June 9, 2017. The repurchase was made through the use of the capital reserve balance included in the balance sheet as at March 31, 2017.

This program was effective until December 8, 2018, with the acquisitions made at B3, at market prices, observing the legal and regulatory limits. The maximum amounts authorized for acquisition were 870,781 common shares and 41,510,761 preferred shares.

During the period of validity of the program, the Company acquired 45 and 661 preferred shares of its issuance at an average unit price of R$47.31 and R$45.26, respectively on June 1, 2017 and on July 5, 2017, totaling R$32.

g) Earnings per share

Basic and diluted earnings per share were calculated by dividing profit attributed to the Company’s shareholders by the weighted average number of outstanding common and preferred shares for the year.

The table below sets out the calculation of earnings per share for the years ended December 31, 2018, 2017 and 2016:

	2018	2017	2016
Net income for the year	8,928,258	4,608,790	4,085,242
Common shares	2,823,093	1,457,288	1,291,743
Preferred shares	6,105,165	3,151,502	2,793,499

Number of shares (thousands):	1,688,694	1,688,694	1,688,694
Weighted average number of outstanding common shares for the year	569,354	569,354	569,354
Weighted average number of outstanding preferred shares for the year	1,119,340	1,119,340	1,119,340

Basic and diluted earnings per share:
Common shares	4.96	2.56	2.27
Preferred shares	5.45	2.82	2.50

24)	NET OPERATING REVENUE

a)	Accounting policy

Recognition of revenues from services and goods

With the adoption of IFRS 15 on January 1, 2018, for packages combining various fixed network, mobile, data, internet or television products or services, total revenue is now allocated to each performance obligation based on its independent selling prices in relation to the total consideration of the package and recognized when (or as soon as) the obligation is met, regardless of whether or not items are delivered. When packages include a discount on the equipment, there is an increase in revenues recognized for the sale of handsets and other equipment, to the detriment of ongoing service revenue over subsequent periods. To the extent that the packages are marketed at a discount, the difference between the revenue from the sale of equipment and the consideration received from the customer in advance is recognized as a contractual asset in the statement of financial position.

Revenues correspond substantially to the value of the consideration received or receivable arising from the provision of telecommunications, communications, sales of goods, advertising and other revenues, and are presented net of taxes, rebates and returns (in the case of sale of goods), incident on them.

Revenues from sales of public telephone cards and prepaid cellular recharge credits, as well as the respective taxes due are deferred and recognized in income as services are effectively rendered.

Revenues from leasing contracts for equipment classified as financial leasing ("Soluciona IT" product) are recognized at the installation of the equipment, at which time the actual transfer of risk occurs. Revenues are recognized at the present value of future minimum contract payments.

Revenue from the sale of appliances to dealers is accounted for at the time of delivery and not at the time of sale to the final customer.

Revenues from services and goods are basically subject to the following indirect taxes: ICMS or ISS (as the case may be), PIS and COFINS, as the case may be.

Customer Loyalty Program

The Company has a loyalty points program that enables customers to accumulate points when they pay bills regarding the usage of the services offered. The accumulated points may be exchanged for telephone sets or services, conditional upon obtaining a minimum balance of points by the customer. The consideration received is allocated to the cost of sets or services at fair value. The fair value of points is determined by dividing the amount of discount granted by the number of points necessary for the redemption based on the points program. The portion of revenue related to the fair value of the accumulated balance of points generated is deferred and recognized as revenue upon redemption of points. The number of points to be accounted for is determined through statistical techniques that consider assumptions and historical data on expected redemption rates, expiration percentages and cancellation of points, among other factors.

b) Critical estimates and judgments

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

c) Breakdown

	2018	2017	2016
Gross operating revenue	65,794,397	66,243,174	65,006,728
Services (1)	61,292,362	62,696,433	61,513,099
Sale of goods (2)	4,502,035	3,546,741	3,493,629

Deductions from gross operating revenue	(22,331,657)	(23,036,342)	(22,498,269)
Taxes	(14,559,915)	(16,058,584)	(15,388,784)
Services	(13,820,784)	(15,468,315)	(14,780,018)
Sale of goods	(739,131)	(590,269)	(608,766)

Discounts granted and return of goods	(7,771,742)	(6,977,758)	(7,109,485)
Services	(6,288,941)	(5,340,476)	(5,612,695)
Sale of goods	(1,482,801)	(1,637,282)	(1,496,790)

Net operating revenue	43,462,740	43,206,832	42,508,459
Services	41,182,637	41,887,642	41,120,386
Sale of Goods	2,280,103	1,319,190	1,388,073

(1)	These include telephone services, use of interconnection network, data and SVA services, cable TV and other services.

(2)	These include sale of goods (handsets, SIM cards and accessories) and equipment of “Soluciona TI” (Note 4).

No one customer contributed more than 10% of gross operating revenue for the years ended December 31, 2018, 2017 and 2016.

All amounts in net income are included in the income and social contribution tax bases.

The information for the year ended December 31, 2018 includes the effects of the adoption of IFRS 15. To facilitate the understanding and comparability of information, the Company discloses in Note 35 the consolidated income statement for the year ended December 31, 2018, excluding the effects of adopting IFRS 15.

25) OPERATING COSTS AND EXPENSES

	2018
	Cost of sales and services	Selling expenses	General and administrative expenses	Total
Personnel (1)	(872,032)	(2,574,498)	(549,610)	(3,996,140)
Third-party services (2)	(6,656,924)	(6,989,006)	(1,237,527)	(14,883,457)
Rental, insurance, condominium and connection means (3)	(2,957,489)	(147,613)	(202,881)	(3,307,983)
Taxes, charges and contributions (4)	(1,594,836)	(30,703)	(36,122)	(1,661,661)
Estimated impairment losses on accounts receivable (Note 4)	-	(1,533,660)	-	(1,533,660)
Depreciation and amortization (5)	(6,487,909)	(1,352,638)	(528,076)	(8,368,623)
Cost of goods sold	(2,406,099)	-	-	(2,406,099)
Materials and other operating costs and expenses	(50,478)	(204,623)	(44,754)	(299,855)
Total	(21,025,767)	(12,832,741)	(2,598,970)	(36,457,478)

	2017
	Cost of sales and services	Selling expenses	General and administrative expenses	Total
Personnel (1)	(845,358)	(2,387,314)	(493,095)	(3,725,767)
Third-party services (2)	(7,032,252)	(7,438,937)	(1,232,379)	(15,703,568)
Rental, insurance, condominium and connection means (3)	(2,624,405)	(151,455)	(204,701)	(2,980,561)
Taxes, charges and contributions (4)	(1,792,764)	(39,050)	(34,779)	(1,866,593)
Estimated impairment losses on accounts receivable (Note 4)	-	(1,481,015)	-	(1,481,015)
Depreciation and amortization (5)	(5,963,153)	(1,433,297)	(457,284)	(7,853,734)
Cost of goods sold	(1,955,890)	-	-	(1,955,890)
Materials and other operating costs and expenses	(58,708)	(205,406)	(20,867)	(284,981)
Total	(20,272,530)	(13,136,474)	(2,443,105)	(35,852,109)

	2016
	Cost of sales and services	Selling expenses	General and administrative expenses	Total
Personnel (1)	(976,233)	(2,136,399)	(747,156)	(3,859,788)
Third-party services (2)	(7,629,246)	(7,216,894)	(1,254,187)	(16,100,327)
Rental, insurance, condominium and connection means (3)	(2,326,219)	(141,135)	(220,655)	(2,688,009)
Taxes, charges and contributions (4)	(1,861,237)	(5,933)	(92,394)	(1,959,564)
Estimated impairment losses on accounts receivable (Note 4)	-	(1,348,221)	-	(1,348,221)
Depreciation and amortization (5)	(5,821,620)	(1,408,866)	(423,920)	(7,654,406)
Cost of goods sold	(2,118,940)	-	-	(2,118,940)
Materials and other operating costs and expenses	(89,519)	(197,918)	(55,074)	(342,511)
Total	(20,823,014)	(12,455,366)	(2,793,386)	(36,071,766)

(1)	Includes costs and expenses with fees, salaries, social charges and benefits, profit sharing, stock-based compensation plans, pension plans and other post-employment benefits, training, transportation, health and nutrition.

(2)	Includes costs and expenses for interconnection and use of networks, advertising and publicity, plant maintenance, electricity, security, cleaning, TV content purchase, commercial brokerage and intermediation, partnerships, call center, back office, logistics and storage, preparation and posting of telephone bills, banking services, among others.

(3)	Includes costs and expenses of infrastructure, real estate, equipment, vehicles, insurance and means of connection.

(4)	Includes costs and expenses with FISTEL, FUST, FUNTTEL, liens for renewal of licenses and other taxes, fees and contributions.

(5)	Includes R$1,267 and R$46,647, related to non-cumulative PIS and COFINS tax credits in 2017 and 2016, respectively.

26)	OTHER OPERATING INCOME (EXPENSES)

	2018	2017	2016
Recovered expenses and fines (1)	3,962,150	355,415	504,877
Provisions for labor, tax and civil contingencies (Note 19) (2)	(1,258,966)	(999,419)	(985,176)
Net gain (loss) on asset disposal/loss (3)	114,853	108,767	463,602
Other operating income (expenses)	(367,115)	(187,249)	(51,977)
Total	2,450,922	(722,486)	(68,674)

Other operating income	4,077,003	464,182	968,479
Other operating expenses	(1,626,081)	(1,186,668)	(1,037,153)
Total	2,450,922	(722,486)	(68,674)

(1)	For the year ended December 31, 2018, includes tax credits amount to R$3,386,433, arising from the final court proceeding in favor of the Company and its subsidiary, which recognized the right to exclude ICMS (VAT) from the basis of calculation of PIS and COFINS contributions for the periods from September 2003 to June 2017 and July 2004 to June 2013 (notes 8 and 27).

(2)	For the year ended December 31, 2018, includes the write-off of judicial deposits in the amount of R$160,715.

(3)	For the year ended December 31, 2016, includes R$476,371 (net of residual values) from the Company's sale of 1,655 of transmission towers to Telxius Torres Brasil Ltda. After the sale of these assets, a lease agreement for part of the towers sold was entered into, thus ensuring continued transmission of data for mobile services.

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

27) FINANCIAL INCOME (EXPENSES)

a)	Accounting policy

These include interest, and monetary and exchange variations arising from short-term investments, derivative transactions, loans, financing, debentures, present value adjustments of transactions that generate monetary assets and liabilities and other financial transactions. These are recognized on an accrual basis when earned or incurred by the Company.

For all financial instruments measured at amortized cost and interest-yielding financial assets classified as financial assets at fair value through other comprehensive income, interest income or expense is recognized using the effective interest method, which exactly discounts estimated future cash payments or receipts over the expected life of the financial instrument or, where appropriate, a shorter period, to the net carrying amount of the financial asset or liability.

b)	Breakdown

	2018	2017	2016
Financial Income
Interest income	246,083	655,474	719,399
Interest receivable (customers, taxes and other)	118,476	124,391	104,837
Gain on derivative transactions (Note 31)	305,996	373,971	994,801
Foreign exchange variations on loans and financing (Note 20)	32,326	113,203	487,747
Other revenues from foreign exchange and monetary variation (1)	3,341,211	406,013	374,169
Other financial income	68,548	82,906	100,406
Total	4,112,640	1,755,958	2,781,359

Financial Expenses
Loan, financing, debenture and finance lease charges (Nota 20)	(510,398)	(932,727)	(1,061,098)
Foreign exchange variation on loans and financing (Note 20)	(61,174)	(129,049)	(214,952)
Loss on derivative transactions (Note 31)	(295,208)	(415,956)	(1,342,671)
Interest payable (financial institutions, provisions, trade accounts payable, taxes and other)	(186,238)	(136,425)	(278,175)
Other expenses with foreign exchange and monetary variation	(963,463)	(876,948)	(830,466)
IOF, Pis, Cofins and other financial expenses (2)	(269,006)	(167,897)	(288,538)
Total	(2,285,487)	(2,659,002)	(4,015,900)

Financial income (expenses), net	1,827,153	(903,044)	(1,234,541)

(1)	For the year ended December 31, 2018, includes tax credits amounting to R$2,926,247, arising from the final court proceeding in favor of the Company and its subsidiary (TData), which recognized the right to exclude ICMS (VAT) from the basis of calculation of PIS and COFINS contributions for the periods from September 2003 to June 2017 and July 2004 to June 2013 (Notes 8 and 26).

28) BALANCES AND TRANSACTIONS WITH RELATED PARTIES

a)	Balances and transactions with related parties

The main balances of assets and liabilities with related parties arises from transactions with companies related to the controlling group carried out at the prices and other commercial conditions agreed in contracts between the parties as follows:

a)	Fixed and mobile telephony services provided by Telefónica Group companies;

b)	Digital TV services provided by Media Networks Latino America;

c)	Lease, maintenance of safety equipment and civil construction services, provided by Telefônica Inteligência e Segurança Brasil;

d)	Corporate services passed through at the cost effectively incurred for these services;

e)	Right to use certain software licenses, including maintenance and support, provided by Telefónica Global Technology;

f)	International transmission infrastructure for several data circuits and roaming services provided by Telxius Cable Brasil, Telefónica International Wholesale Services Espanha, Telefónica USA; and Media Net Br;

g)	Operations by Telefónica Group companies, relating to the purchase of internet content, advertising and auditing services;

h)	Marketing services provided by Telefónica Group companies;

i)	Information access services through the electronic communications network, provided by Telefonica de Espanha;

j)	Data communication services and integrated solutions provided by Telefónica International Wholesale Services Espanha and Telefónica USA;

k)	Long distance call and international roaming services provided by Telefónica Group companies;

l)	Sundry expenses and costs to be reimbursed by Telefónica Group companies;

m)	Brand fee for assignment of rights to use the brand paid to Telefónica;

n)	Platform of health services provided by Aximed;

o)	Cost Sharing Agreement for digital-business related expenses reimbursed to Telefónica Digital;

p)	Leases/rentals of Telefónica Group companies’ buildings;

q)	Financial Clearing House roaming, inflows of funds for payments and receipts arising from roaming operation between group companies operated by Telfisa;

r)	Integrated e-learning, online education and training solutions provided by Telefônica Serviços de Ensino;

s)	Factoring transactions, credit facilities for services provided by the Group's suppliers;

t)	Social investment in Fundação Telefônica, innovative use of technology to enhance learning and knowledge, contributing to personal and social development;

u)	Contracts or agreements assigning user rights for cable ducts, optical fiber duct rental services, and right-of-way related occupancy agreements with several highway concessionaires provided by Companhia AIX;

v)	Adquira Sourcing platform - online solution provided by Telefónica Compras Electrónicas to transact purchase and sale of all types of goods and services;

w)	Digital media; marketing and sales, in-store and outdoor digital marketing services provided by Telefônica On The Spot Soluções Digitais Brasil;

x)	Sale/transfer of the Company's towers and customer portfolio to Telxius Torres Brasil;

y)	Amounts to be reimbursed by SPTE as a result of contractual clause of the purchase of Terra Networks Brasil equity interest;

z)	Sale of digital products, creation of an exclusive band channel that responds to the commercial demand for these digital services and products; and

aa)	Hosting services, housing and telecommunications solutions for the corporate market provided by Acens.

As described in Note 30, the Company and its subsidiaries sponsor pension plans and other post-employment benefits for its employees with Visão Prev and Sistel.

The following table summarizes the consolidated balances with related parties:

		Balance Sheet - Assets
		12/31/18			12/31/17
Companies	Type of transaction	Cash and cash equivalents	Accounts receivable, net	Other assets	Cash and cash equivalents	Accounts receivable, net	Other assets
Parent Companies
SP Telecomunicações Participações	d) / l) / y)	-	-	10,083	-	531	46
Telefónica LatinoAmerica Holding	l)	-	-	60,387	-	-	135,486
Telefónica	l) / z)	-	9,300	29,757	-	492	158
		-	9,300	100,227	-	1,023	135,690
Other Group companies
Colombia Telecomunicaciones ESP	k) / l)	-	1,334	520	-	1,210	4,505
Media Networks Brasil Soluções Digitais	a) / d) / f) / l) / p)	-	903	4,051	-	1,017	2,106
T.O2 Germany GMBH CO. OHG	k)	-	20,877	-	-	22,315	-
Telefónica Venezolana	k)	-	5,926	2,196	-	6,067	-
Telefônica Digital España	g) / l)	-	197	294	-	1,929	-
Telefônica Factoring do Brasil	a) / d) / l) / s)	-	6,360	133	-	12,337	93
Telefónica Global Technology	l)	-	-	-	-	-	13,600
Telefônica Inteligência e Segurança Brasil	a) / d) / l)	-	800	986	-	271	1,013
Telefónica International Wholesale Services Espanha	j) / k)	-	46,537	-	-	69,087	-
Telefônica Serviços de Ensino	a) / p)	-	286	-	-	175	-
Telefónica Moviles Argentina	k)	-	5,074	-	-	7,194	-
Telefónica Moviles Del Espanha	k)	-	7,576	-	-	8,918	-
Telefónica USA (1)	j)	-	9,005	-	-	7,157	-
Telfisa Global BV	q)	46,755	-	-	9,523	-	-
Telxius Cable Brasil	a) / d) / l) / p)	-	11,628	5,295	-	28,981	819
Telxius Torres Brasil	d) / p) / x)	-	6,776	4,268	-	14,666	5,106
Terra Networks Chile, Terra Networks México, Terra Networks Perú, Terra Networks Argentina and Terra Networks Colômbia	g) / h)	-	5,341	-	-	7,822	-
Other	a) / d) / k) / g) / h) / l) / p)	-	10,894	2,806	-	10,852	3,801
		46,755	139,514	20,549	9,523	199,998	31,043
Total		46,755	148,814	120,776	9,523	201,021	166,733

Current assets		46,755	148,814	114,715	9,523	201,021	164,249
Non-current assets		-	-	6,061	-	-	2,484

		12.31.18		12.31.17
Companies	Type of transaction	Trade accounts payable and other payables	Other liabilities	Trade accounts payable and other payables	Other liabilities
Parent Companies
SP Telecomunicações Participações	y)	-	21,901	6,656	15,000
Telefónica LatinoAmerica Holding	l)	-	-	86	-
Telefónica	l) / m)	687	1,393	1,205	99,950
		687	23,294	7,947	114,950
Other Group companies
Colombia Telecomunicaciones ESP	k)	1,056	-	471	-
Fundação Telefônica	l)	-	82	-	137
Media Networks Latina America SAC	b)	10,212	-	4,248	-
Media Networks Brasil Soluções Digitais	f)	44,693	318	33,751	318
T.O2 Germany GMBH CO. OHG	k)	5,706	-	5,477	-
Telefónica Venezolana	k)	5,410	-	5,240	-
Telefónica Compras Electrónicas	v)	32,582	-	24,311	-
Telefônica Digital España	o)	43,340	-	46,645	-
Telefônica Factoring do Brasil	l) / s)	-	2,770	-	146
Telefónica Global Technology	e)	28,750	-	15,671	-
Telefônica Inteligência e Segurança Brasil	c) / l)	52,184	27	15,336	27
Telefónica International Wholesale Services Espanha	f) / k)	26,097	-	44,240	8
Telefônica Serviços de Ensino	r)	22,518	-	37,931	-
Telefónica Moviles Argentina	k)	4,160	-	3,865	-
Telefónica Moviles Del Espanha	k)	5,233	-	3,589	-
Telefónica USA (1)	f)	4,411	200	7,425	171
Telxius Cable Brasil	f) / l)	39,662	2,067	44,037	2,068
Telxius Torres Brasil	x)	38,735	1,926	37,718	7,757
Terra Networks Chile, Terra Networks México, Terra Networks Perú, Terra Networks Argentina and Terra Networks Colômbia	h)	1,766	-	907	-
	k) / h) / l) / u) / w) / aa)	16,310	1,032	12,035	405
		382,825	8,422	342,897	11,037
Total		383,512	31,716	350,844	125,987

Current liabilities		383,512	22,220	350,844	124,749
Non-current liabilities		-	9,496	-	1,238

		Income statement
		2018			2017			2016
Companies	Type of transaction	Operating revenues	Cost and other expenses (revenues) operating	Financial result	Operating revenues	Cost and other expenses (revenues) operating	Financial result	Operating revenues	Cost and other expenses (revenues) operating	Financial result
Parent Companies
SP Telecomunicações Participações	d)	-	347	-	-	268	-	-	67	-
Telefónica LatinoAmerica Holding	l)	-	16,466	9,077	-	36,523	11,030	-	87,526	4,348
Telefónica	l) / m)	-	(373,690)	(16,680)	-	(331,684)	(996)	-	(319,708)	(9,727)
		-	(356,877)	(7,603)	-	(294,893)	10,034	-	(232,115)	(5,379)
Other Group companies
Colombia Telecomunicaciones ESP	k)	250	(4,280)	(2,145)	349	(10)	604	217	(2,845)	(926)
Companhia AIX de Participações	a) / u)	75	(22,645)	-	36	(22,738)	-	67	(21,316)	-
Fundação Telefônica	t)	-	(12,223)	-	-	(11,395)	-	-	(10,530)	-
Media Networks Brasil Soluções Digitais	a) / d) / f) / p)	2,006	(101,272)	-	601	(57,177)	-	572	(3,451)	-
Media Networks Latina America SAC	b)	-	(34,791)	(1,007)	-	(33,133)	(516)	-	(17,133)	(50)
Telefônica Serviços de Ensino	a) / p) / r)	1,158	(49,130)	-	292	(54,781)	-	2	(47,544)	1,311
T.O2 Germany GMBH CO. OHG	k)	148	(1,975)	-	75	(1,409)	-	45	(4,527)	-
Telefónica Compras Electrónicas	v)	-	(34,534)	-	-	(29,062)	-	-	(42,889)	-
Telefônica Digital España	l) / o)	-	(124,537)	(813)	-	(81,893)	(2,600)	-	(44,872)	(1,262)
Telefônica Factoring do Brasil	a) / d) / l) / s)	2,416	212	2,601	69	828	61	41	200	-
Telefónica Global Technology	e) / l)	-	(36,738)	(4,134)	-	(36,395)	40	-	(28,933)	(756)
Telefônica Inteligência e Segurança Brasil	a) / c) / d) / l) / p)	1,568	(54,210)	-	706	(40,918)	-	1,041	(39,709)	389
Telefónica International Wholesale Services Espanha	f) / j) / k)	53,357	(64,036)	9,771	56,728	(49,960)	(2,564)	72,520	(56,293)	(15,008)
Telefónica Moviles Argentina	k)	5,916	(3,437)	-	3,746	6,147	-	3,072	(9,112)	-
Telefónica Moviles Del Chile	k)	1,293	(3,159)	39	1,586	(2,196)	52	1,074	(1,096)	(80)
Telefónica Moviles Del Espanha	k)	(209)	(4,166)	-	1,048	(1,969)	-	(836)	(2,170)	-
Telefónica USA (1)	f) / j)	1,518	(19,441)	(539)	2,392	(13,202)	(2,185)	2,998	(14,970)	(349)
Telxius Cable Brasil	a) / d) / f) / l) / p)	49,777	(206,095)	(7,896)	15,045	(200,537)	787	17,624	(246,595)	244
Telxius Torres Brasil	d) / l) / p) / x)	3,218	(129,706)	-	-	(107,373)	-	31	(72,460)	1,929
Terra Networks Chile, Terra Networks México, Terra Networks Perú, Terra Networks Argentina and Terra Networks Colômbia	h)	-	(2,794)	1,450	-	1,072	(59)	-	-	-
Other	a) / d) / f) / i) / k) / l) / n) / p) / w)	3,547	(23,957)	(283)	7,725	(27,213)	130	18,375	(47,679)	2,367
		126,038	(932,914)	(2,956)	90,398	(763,314)	(6,250)	116,843	(713,924)	(12,191)
Total		126,038	(1,289,791)	(10,559)	90,398	(1,058,207)	3,784	116,843	(946,039)	(17,570)

(1)	Terra Networks Operations values were reclassified in 2017 for better comparability, as a result of its incorporation by Telefónica USA in 2018.

b)	Management compensation

Consolidated key management personnel compensation paid by the Company to its Board of Directors and Statutory Officers for the years ended December 31, 2018 and 2017 totaled R$26,431 and R$21,684, respectively. Of this amount, R$17,493 (R$14,439 at December 31, 2017) corresponds to salaries, benefits and social charges and R$8,938 (R$7,245 at December 31, 2017) to variable compensation.

These amounts were recorded as expenses with personnel under the general and administrative expenses group of accounts (Note 25).

For the years ended December 31, 2018 and 2017, the Company’s Directors and Officers did not receive any pension, retirement pension or other similar benefits.

29)	SHARE-BASED PAYMENT PLANS

a)	Accounting policy

The Company and subsidiaries measure the cost of transactions settled with shares issued by the parent company (Telefónica), to its officers and employees.

The Company and its subsidiaries measure the cost of transactions settled with employees and officers based on shares issued by the parent company (Telefónica), by reference to the fair value of the shares at the date at which they are granted, using the binomial valuation model. This fair value is charged to the income statement over the period until the vesting date.

The Company and its subsidiaries reimburse Telefónica for the fair value of the benefit delivered on the grant date to the officers and employees.

b)	Information on share-based payment plans

Telefónica, as the Company's parent company, has different share-based payment plans which are also offered to management and employees of its subsidiaries, including the Company and its subsidiaries.

The granting of shares is conditional upon: (i) maintenance of an active employment relationship within the Telefónica Group on the cycle consolidation date; and (ii) achievement, by Telefónica, of results representing fulfillment of the objectives established for the plan.

The level of success is based on a comparison of growth in Telefónica shareholder earnings, including their quotations and dividends (Total Shareholder Return - “TSR”), compared with the growth in TSR for companies of the Group in an established basis of comparison and the Telefónica Group's FCF.

At December 31, 2018, the value of Telefónica’ share price was Eur 7.3309.

The expenses of the Company and its subsidiaries with the share-based compensation plans described above, where applicable, are recorded as personnel expenses, divided into the groups cost of services, selling expenses and general and administrative expenses (Note 25), corresponding to R$10,433 and R$7,013 for the years ended December 31, 2018 and 2017.

The main plans in effect at December 31, 2018 are detailed below:

b.1) Talent for the Future Share Plan (“TFSP”)

Telefónica's 2014 General Shareholders’ Meeting approved a long-term program to reward the global commitment, outstanding performance and high potential of its executives by awarding Telefónica shares.

Participants are not required to pay for their initial options. Initially, the plan is expected to remain effective for three years. The cycle began on October 1, 2014 through to September 30, 2017. The number of shares is reported at the beginning of the cycle and shares will be transferred to participants three years after the grant date if their targets have been met.

In the cycles of these programs (2014-2017/2015-2018) the TSR was not achieved, and therefore Telefónica shares were not awarded to the Company’s executives.

Telefónica's Annual Shareholders' Meeting, held on June 8, 2018, approved a long-term program with the objective of rewarding the commitment, outstanding performance and high potential of its executives at a global level with the attribution of shares of Telefónica.

Participants do not have to pay for their assigned initial actions. The total planned duration of the plan is three years. The beginning of the cycle was January 1, 2018 and will extend until December 31, 2020. The number of shares is announced at the beginning of the cycle and after the three years period from the grant date, the shares will be transferred to the participants if the goal is achieved.

The 2018-2020 cycle (January 1, 2018 to December 31, 2020): includes the potential rights to receive 122,250 shares of Telefónica (which includes initial amounts).

b.2) Perform Share Plan (“PSP”)

Telefónica's Annual Shareholders' Meeting, held on June 8, 2018, approved a long-term program with the objective of rewarding the commitment, outstanding performance and high potential of its Directors at the global level with the attribution of shares of Telefónica.

Participants do not have to pay for their assigned shares. The total planned duration of the plan is three years. The cycles are independent of each other. The number of shares is announced at the beginning of the cycle and after the three years period from the grant date, the shares will be transferred to the participants if the target is reached.

The 2018-2020 cycle (January 1, 2018 to December 31, 2020): includes 113 active executives (including three executives appointed under the Company's Bylaws), with the potential right to receive 977,737 shares of Telefónica.

30)	PENSION PLANS AND OTHER POST-EMPLOYMENT BENEFITS

a)	Accounting policy

The Company and its subsidiaries individually sponsor pension funds of post-retirement benefits for active and retired employees, in addition to a multisponsor supplementary retirement plan and health care plan for former employees. Contributions are determined on an actuarial basis and recorded on an accrual basis. Liabilities relating to defined benefit plans are determined based on actuarial evaluations at each year-end, in order to ensure that sufficient reserves have been set up for both current and future commitments.

Actuarial liabilities related to defined benefit plans were calculated using the projected unit credit method. Actuarial gains and losses are recognized immediately in equity (in other comprehensive income).

For plans with defined contribution characteristics, the obligation is limited to the contributions payable, which are recognized in the P&L in the respective accrual periods.

The asset or liability related to defined benefit plan to be recognized in the financial statements corresponds to the present value of the obligation for the defined benefit (using a discount rate based on long-term National Treasury Notes - “NTNs”), less the fair value of plan assets that will be used to settle the obligations. Plan assets are assets held by a privately-held supplementary pension plan entity. Plan assets are not available to the Company’s creditors or those of its subsidiaries and cannot be paid directly to the Company or its subsidiaries. The fair value is based on information on market prices and, in the case of securities quoted, on the purchase price disclosed. The value of any defined benefit asset then recognized is limited to the present value of any economic benefits available as a reduction in future plan contribution from the Company.

Actuarial costs recognized in the income statement are limited to the service cost and cost of interest on the defined benefit plan obligation. Any changes in the measurement of plan assets and obligations are initially recognized in other comprehensive income, and immediately reclassified to retained earnings in P&L.

The Company and its subsidiaries manages and individually sponsors a health care plan for retired employees and former employees with fixed contributions to the plan, in accordance with Law No. 9656/98 (which provides for private health care and health insurance plans). As provided for in Articles 30 and 31 of said law, participants shall have the right to the health care plan in which they participated while they were active employees.

b) Critical estimates and judgments

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

The mortality rate is based on publicly available mortality tables in the country. Future salary increases, and pension increases are based on expected future inflation rates for the country.

c)	Information on pension plans and other post-employment benefits

The plans sponsored by the Company and its subsidiaries and the related benefit types are as follows:

Plan	Type	Entity	Sponsor
PBS-A	Defined benefit (DB)	Sistel	Telefônica Brasil, jointly with other telecoms resulting from privatization of the Sistema Telebrás
PAMA / PCE	Defined benefit (DB)	Sistel	Telefônica Brasil, jointly with other telecoms resulting from privatization of the Sistema Telebrás
Healthcare - Law No. 9656/98	Defined benefit (DB)	Telefônica Brasil	Telefônica Brasil, Terra Networks and TGLog
CTB	Defined benefit (DB)	Telefônica Brasil	Telefônica Brasil
Telefônica BD	Defined benefit (DB)	VisãoPrev	Telefônica Brasil
VISÃO	Defined contribution (DC) / Hybrid	VisãoPrev	Telefônica Brasil, Terra Networks and TGLog

The Company has participation in the decisions that directly affect the governance of the plans, with members nominated for both the Deliberative Council and the Fiscal Council of the administrators Sistel and Visão Prev.

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

Due to the concentration of fixed income and floating rate investments plan assets are mainly exposed to the risks inherent in the financial market and economic environment such as: (i) market risk in the economic sectors where variable income investments are concentrated; (ii) risk events that impact the economic environment and market indices where variable income investments are concentrated; and (iii) the long-term inflation rate that may erode the profitability of fixed income investments at fixed rates.

The companies that administer post-employment benefits plans sponsored by the Company (Visão Prev and Sistel) seek to meet the flows of assets and liabilities through the acquisition of fixed income securities and other long-term assets.

With the exception of the Companhia Telefônica Brasileira ("CTB") deficit plans and the healthcare plan under Law No. 9656/98, generally all benefit plans that have funds constituted present a surplus position. The economic benefit recorded in the Company's assets or that of its subsidiaries does not reflect the total surplus determined in these plans. The economic benefit stated under assets considers only the portion of the surplus which presents a real possibility of recovery. The means of plan surplus recovery is solely through reductions in future contributions and given that not all plans currently receive enough contributions for full recovery of surpluses, the economic benefit recorded under assets is limited to the total possible recovery amount in accordance with projected future contributions.

The position of plan assets is at December 31, 2018 and 2017, respectively, and plan assets were apportioned based on the Company’s actuarial liabilities in relation to the total actuarial liabilities of the plan.

The actuarial gains and losses generated in each year are immediately recognized in equity (in other comprehensive income).

The following is a summary of the pension plans and other post-employment benefits:

c.1) Post-Employment Health Benefits Plans

The actuarial valuation made for the PAMA health plan used the registration of the participants with a base date of October 31, 2018, projected for December 31, 2018, while the actuarial valuation made for the health plan Law No. 9,656/98 used the registration of the participants with a base date of September 30, 2018, projected for December 31, 2018. For comparative exercises, the actuarial valuation made for the PAMA health plans and Law 9,656/98 used the participants of October 31, 2017, projected for December 31, 2017.

c.1.1) Healthcare Plan to Retirees and Special Coverage Program (PAMA and PAMA-PCE)

The Company, together with other companies of the former Telebrás System, at shared cost, sponsor health care plans (PAMA and PAMA-PCE) to retirees. These plans are managed by Fundação Sistel and are closed plans, not admitting new members.

Contributions to the plans are determined based on actuarial valuations prepared by independent actuaries, in accordance with the rules in force in Brazil. The funding procedure is the capitalization method and the sponsor’s contribution are at the fixed percentage of payroll of employees covered by the Telefônica BD plan.

c.1.2) Health care plan – Law No. 9656/98

The Company manages and together with its subsidiaries sponsors a health care plan to retired employees and former employees with fixed contributions to the plan, in accordance with Law No. 9656/98.

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

c.2) Post-employment Social Security Plans

The actuarial valuation made for the CTB pension plan used the registration of the participants with a base date of July 31, 2018, projected for December 31, 2018 and the registration of the participants with a base date of August 31, 2017, projected for December 31, 2017.

The actuarial valuation made for all other pension plans (PBS-A, Telefônica BD, TCO Prev and Visão plans) used the register of the participants with a base date of July 31, 2018, projected for December 31, 2018 and the with a base date of July 31, 2017, projected for December 31, 2017.

On August 15, 2018, Visão Prev obtained approvals from the National Supplementary Pension Authority ("PREVIC") for the incorporation of the TCO Prev plan into the Visão Telefônica and Telefônica BD plans. In this way, as of November 1, 2018, all participants in the TCO Prev plan became participants in the BD Phone and Telephone Vision plans, according to their profile. This unification preserves all vested rights and gives participants of the corporate plan access to the benefits of the BD Phone and Telephone Vision plans.

The main objective of the spin-off and incorporation is to create greater synergy of the benefits offered to the participants.

They include the PBS Assisted Plans (“PBS-A"), CTB, Telefônica DB and Visão.

c.2.1) PBS Assisted Plan (PBS-A)

The PBS-A plan is a defined benefit private pension plan managed by Sistel and sponsored by the Company jointly with the other telecommunications companies originating in the privatization of the Telebrás System. The plan is subject to funding by sponsors in the case of any asset insufficiency to ensure pension supplementation of participants in the future.

The PBS-A plan comprises assisted participants of the Sistel Benefit Plan who were already retirees on January 31, 2000, from all the participating sponsors, with joint liability of all sponsors to the plan and Sistel.

Although the PBS-A plan had assets in excess of actuarial liabilities at December 31, 2018 and 2017, such surplus was not recognized due to lack of legal provision in relation to refund thereof, and in addition, since it is not a contributive plan, it is not possible to make any deduction from future contributions.

c.2.2) CTB Plan

Contributions to the CTB plan are determined based on actuarial valuations prepared by independent actuaries, in accordance with the rules in force in Brazil. The funding procedure is the capitalization method and the sponsor’s contribution is a fixed percentage of payroll of employees covered by the plan.

The Company also individually manages and sponsors the CTB plan, originally provided to former employees of CTB who were in the Company in 1977, with whom an individual retirement concession agreement was executed to encourage their resignation. This is an informal pension supplementation benefit paid to former employees directly by the Company. These plans are closed, and no other members are admitted.

c.2.3) Telefônica DB Plan

The Company individually sponsors a defined benefit retirement plan, the Telefônica DB plan.

In order to improve allocation of Telefônica DB plan assets and analyze the coverage ratio of plan obligations in future years, a stochastic ALM study was prepared by Visão Prev and Willis Towers Watson. This ALM study aimed at projecting the ratio between coverage of liabilities (solvency ratio) and the risk of mismatching measured by the standard deviation of the solvency ratio. The study concluded that the plan present sustainable projection of their coverage ratio with the current investments portfolio.

At the time of the concession, a benefit is calculated, which will be paid in a lifelong form and updated by inflation. This plan is not open to new accessions.

The contributions are defined according to the costing plan, which is calculated considering financial, demographic and economic hypotheses in order to accumulate enough resources to pay the benefits to the participants who are already receiving them, and to the new pensions.

c.2.4) VISÃO Plans

The Visão Telefônica and Visão Multi plans will hereinafter be shown jointly under the name VISÃO, due to their similarity.

The Company and its subsidiaries sponsor defined contribution pension plans with defined benefit components (hybrid plans), i.e. the VISÃO Plans, managed by Visão Prev. The contribution is attributed to each subsidiary in the economic and demographic proportion of its respective obligation to the plan.

The contributions made by the Company and subsidiaries related to defined contribution plans totaled R$39,967 at December 31, 2018 (R$43,702 at December 31, 2017).

The contributions to the Visão Telefônica and Visão Multi plans are: (i) basic and additional contribution, with contributions made by the participant and sponsor; and (ii) additional, sporadic and specific contribution, with contributions made only by the participant.

In addition, the participant has the possibility to choose one of five investment profiles to apply to their balance, and they are: Super Conservative, Conservative, Moderate, Aggressive and Aggressive Fixed Income Long-Term.

c.3) Consolidated information on pension plans and other post-employment benefits

c.3.1) Reconciliation of net liabilities (assets):

	12.31.18			12.31.17
	Post-retirement pension plans	Post-retirement health plans	Total	Post-retirement pension plans	Post-retirement health plans	Total
Present value of DB plan obligations	2,011,355	1,313,157	3,324,512	1,861,651	1,050,576	2,912,227
Fair value of plan assets	2,999,669	763,325	3,762,994	2,585,679	726,060	3,311,739
Net liabilities (assets)	(988,314)	549,832	(438,482)	(724,028)	324,516	(399,512)

Asset limitation	1,056,682	50,281	1,106,963	791,177	130,440	921,617

Non-current assets	(10,997)	-	(10,997)	(9,833)	-	(9,833)
Current liabilities	8,114	11,553	19,667	7,914	9,021	16,935
Non-current liabilities	71,251	588,560	659,811	69,068	445,935	515,003

c.3.2) Total expenses recognized in the income statement:

	2018			2017			2016
	Post-retirement pension plans	Post-retirement health plans	Total	Post-retirement pension plans	Post-retirement health plans	Total	Post-retirement pension plans	Post-retirement health plans	Total
Current service cost	2,931	13,722	16,653	3,044	7,606	10,650	2,811	2,761	5,572
Net interest on net actuarial assets/liabilities	6,074	45,892	51,966	5,258	29,325	34,583	5,278	2,986	8,264
Total	9,005	59,614	68,619	8,302	36,931	45,233	8,089	5,747	13,836

c.3.3) Amounts recognized in other comprehensive income (loss)

	2018			2017			2016
	Post-retirement pension plans	Post-retirement health plans	Total	Post-retirement pension plans	Post-retirement health plans	Total	Post-retirement pension plans	Post-retirement health plans	Total
Actuarial (losses) gains	(186,170)	184,527	(1,643)	325,292	208,195	533,487	(174,496)	240,072	65,576
Asset limitation effect	188,259	(93,125)	95,134	(309,780)	(52,411)	(362,191)	182,088	(10,897)	171,191
Total	2,089	91,402	93,491	15,512	155,784	171,296	7,592	229,175	236,767

c.3.4) Changes in amount net of liability (asset) of defined benefit, net

	12.31.18			12.31.17
	Post-retirement pension plans	Post-retirement health plans	Total	Post-retirement pension plans	Post-retirement health plans	Total
Net defined benefit liability (asset) at the beginning of the year	67,148	454,957	522,105	54,026	264,603	318,629
Business combinations	-	-	-	(12)	680	668
Expenses	9,005	59,614	68,619	8,302	36,931	45,233
Sponsor contributions	(9,874)	(5,860)	(15,734)	(10,680)	(3,041)	(13,721)
Amounts recognized in OCI	2,089	91,402	93,491	15,512	155,784	171,296
Net defined benefit liability (asset) at the end of the year	68,368	600,113	668,481	67,148	454,957	522,105
Actuarial assets per balance sheet	(10,997)	-	(10,997)	(9,833)	-	(9,833)
Actuarial liabilities per balance sheet	79,365	600,113	679,478	76,982	454,956	531,938

c.3.5) Changes in defined benefit liability

	12.31.18			12.31.17
	Post-retirement pension plans	Post-retirement health plans	Total	Post-retirement pension plans	Post-retirement health plans	Total
Defined benefit liability at the beginning of the year	1,861,651	1,050,576	2,912,227	1,763,866	767,642	2,531,508
Liability assumed after acquisition of company	-	-	-	249	680	929
Current service costs	2,931	13,722	16,653	3,044	7,606	10,650
Interest on actuarial liabilities	173,842	103,617	277,459	181,208	82,488	263,696
Benefits paid	(136,916)	(37,838)	(174,754)	(168,856)	(30,777)	(199,633)
Member contributions paid	451	-	451	220	-	220
Actuarial losses (gains) adjusted by experience	80,126	64,278	144,404	(23,613)	128,469	104,856
Actuarial losses (gains) adjusted by demographic assumptions	-	46,122	46,122	(3,320)	(1,543)	(4,863)
Actuarial losses (gains) adjusted by financial assumptions	29,270	72,680	101,950	108,853	96,011	204,864
Defined benefit liability at the end of the year	2,011,355	1,313,157	3,324,512	1,861,651	1,050,576	2,912,227

c.3.6) Changes in the fair value of plan assets

	12.31.18			12.31.17
	Post-retirement pension plans	Post-retirement health plans	Total	Post-retirement pension plans	Post-retirement health plans	Total
Fair value of plan assets at the beginning of the year	2,585,679	726,060	3,311,739	2,703,593	667,993	3,371,586
Asset acquired on acquisition of company	-	-	-	323	-	323
Benefits paid	(128,991)	(32,011)	(161,002)	(160,370)	(27,767)	(188,137)
Participants contributions paid	451	-	451	220	-	220
Sponsor contributions paid	1,949	33	1,982	2,195	31	2,226
Interest income on plan assets	245,014	70,690	315,704	283,090	71,061	354,151
Return on plan assets excluding interest income	295,567	(1,447)	294,120	(243,372)	14,742	(228,630)
Fair value of plan assets at the end of the year	2,999,669	763,325	3,762,994	2,585,679	726,060	3,311,739

c.3.7) Changes in asset limitation

	12.31.18			12.31.17
	Post-retirement pension plans	Post-retirement health plans	Total	Post-retirement pension plans	Post-retirement health plans	Total
Asset Limitation at the beginning of the year	791,177	130,440	921,617	993,754	164,953	1,158,707
Interest on the asset limitation	77,246	12,966	90,212	107,140	17,898	125,038
Changes in the assets limitation, except interest	188,259	(93,125)	95,134	(309,779)	(52,411)	(362,190)
Effect generated by company acquisition	-	-	-	62	-	62
Asset Limitation at the end of the year	1,056,682	50,281	1,106,963	791,177	130,440	921,617

c.3.8) Results projected for 2019

	Post-retirement pension plans	Post-retirement health plans	Total
Current service cost	3,076	16,178	19,254
Net interest on net defined benefit liability/asset	5,762	56,551	62,313
Total	8,838	72,729	81,567

c.3.9) Sponsoring company contributions projected for 2019

	Post-retirement pension plans	Post-retirement health plans	Total
Sponsor contributions	2,221	8,114	10,335
Benefits paid directly by the sponsor	35	11,559	11,594
Total	2,256	19,673	21,929

c.3.10) Average weighted duration of defined benefit liability

	Post-retirement pension plans	Post-retirement health plans
In 2018	7.8 years	16.5 years
In 2017	8.5 years	18.7 years

c.3.11) Actuarial assumptions

12.31.18
	Post-retirement pension plans	Post-retirement health plans
Discount rate to present value of defined benefit liability	Visão: 9.0% PBS-A and CTB: 9.1% Telefônica BD: 9.2%	9.3%
Future salary growth rate	PBS-A: N/A Visão, CTB and Telefônica BD: 5.7%	N/A
Medical expense growth rate	N/A	7.1%
Nominal annual adjustment rate of pension benefits	4.0%	N/A
Medical service eligibility age	N/A	Eligibility on retirement 100% to 57 years
Estimated retirement age	PBS-A, CTB and Telefônica BD: 57 years Visão: 60 years	57 years
Mortality table for nondisabled individuals	PBS-A, CTB and Telefônica BD: AT-2000 Basic segregated by gender, down-rated by 10% Visão: AT-2000 Basic segregated by gender, down-rated by 50%	AT-2000 Basic segregated by gender, down-rated by 10%
Mortality table for disabled individuals	PBS-A, CTB and Telefônica BD: RP-2000 Disabled Female, down- rated by 40% Visão: N/A	RP-2000 Disabled Female, down-rated by 40%
Disability table	Telefônica BD: Light-Forte PBS-A and CTB: N/A Visão: Light-Fraca, down rated by 30%	Light-Forte
Turnover	PBS-A, CTB and Telefônica BD: N/A Visão: Turnover experience in VISÃO plans (2015 to 2017)	PAMA and PCE: N/A Law No. 9656/98: Turnover experience in VISÃO plans (2015 to 2017)

12.31.17
	Post-retirement pension plans	Post-retirement health plans
Discount rate to present value of defined benefit liability	Visão: 9.5% PBS-A and CTB: 9.8% Telefônica BD and Tcoprev: 9.9%	9.9%
Future salary growth rate	PBS-A: N/A Visão, CTB, Telefônica BD and Tcoprev: 5.9%	N/A
Medical expense growth rate	N/A	7.4%
Nominal annual adjustment rate of pension benefits	4.3%	N/A
Medical service eligibility age	N/A	Eligibility on retirement 100% to 57 years
Estimated retirement age	PBS-A, CTB and Telefônica BD: 57 years Visão and Tcoprev: 60 years	57 years
Mortality table for nondisabled individuals	PBS-A, CTB and Telefônica BD: AT-2000 Basic segregated by gender, down-rated by 10% Visão: AT-2000 Basic segregated by gender, down-rated by 50%	AT-2000 Basic segregated by gender, down-rated by 10%
Mortality table for disabled individuals	PBS-A, CTB and Telefônica BD: RP-2000 Disabled Female, down-rated by 40% Visão: N/A	RP-2000 Disabled Female, down-rated by 40%
Disability table	PBS-A, CTB, Telefônica BD and Tcoprev: Light-Forte Visão: Light-Fraca, down rated by 30%	Light-Forte
Turnover	PBS-A, CTB, Telefônica BD and Tcoprev: N/A Visão: Turnover experience in VISÃO plans (2015 to 2017)	PAMA and PCE: N/A Law No. 9656/98: Turnover experience in VISÃO plans (2015 to 2017)

Further to the assumptions stated above, other assumptions common to all plans were adopted in 2018 and 2017 as follows: (i) Long-term inflation rate 4.3%; and (ii) Annual increase in the use of medical services according to age: 4.0%.

c.3.12) Changes in actuarial assumptions in relation to the prior year

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

The impacts on the plans’ defined benefit liabilities due to the new definition of the actuarial assumptions are as follows:

	Post-retirement pension plans	Post-retirement health plans	Total
Defined benefit liability, based on current actuarial assumptions	2,011,355	1,313,157	3,324,512
Defined benefit liability, based on prior-year actuarial assumptions	1,982,085	1,194,355	3,176,440
Difference from change in actuarial assumptions	29,270	118,802	148,072

c.3.13) Sensitivity analysis for actuarial assumptions

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

Sensitivity analysis of the defined benefit liability for scenarios involving a 0.5% increase and a 0.5% decrease in the discount rate used to discount the defined benefit liability to present value is as follows:

	Post-retirement pension plans	Post-retirement health plans	Total
Defined benefit liability, discounted to present value at current rate	2,011,355	1,313,157	3,324,512
Defined benefit liability, discounted to present value considering a rate increased by 0.5%	1,934,817	1,219,080	3,153,897
Defined benefit liability, discounted to present value considering a rate decreased by 0.5%	2,093,908	1,419,123	3,513,031

The following is a sensitivity analysis of the defined benefit obligation for scenarios of 1% increase and 1% reduction in the rate of growth of medical costs:

	Post-retirement pension plans	Post-retirement health plans	Total
Defined benefit liability, projected by the current medical cost growth rate	2,011,355	1,313,157	3,324,512
Defined benefit liability, projected by the current medical cost growth considering a rate increased by 1%	2,011,355	1,535,641	3,546,996
Defined benefit liability, projected by the current medical cost growth considering a rate decreased by 1%	2,011,355	1,135,030	3,146,385

c.3.14) Allocation of plan assets

	12.31.18		12.31.17
	Post-retirement pension plans	Post-retirement health plans	Post-retirement pension plans	Post-retirement health plans
Investments with market value quoted in active market:
Fixed income investments
National Treasury Note (NTN)	2,437,547	702,946	1,998,931	670,516
Treasury Financial Letter	177,319	-	199,135	55,544
Repurchase operations	196,830	-	142,228	-
Debentures	13,487	-	13,209	-
Treasury Financial Letter (LFT)	12,556	60,379	4,567	-
FIDC shares / Others	2,356	-	3,694	-
National Treasury Notes (LTN)	462	-	2,165	-
Bank Deposit Certificates (CDB)	232	-	1,317	-
Variable income investments
Investments in energy sector	138	-	57,781	-
Investments in food and beverage industry	17,921	-	32,337	-
Investments in mining sector	287	-	1,197	-
Investments in other sectors (1)	5,822	-	7,124	-
Real estate investments	111,417	-	96,525	-
Loans to participants	19,312	-	18,346	-
Structured investments	743	-	3,753	-

Investments with market value not quoted in active market:
Loans to participants	1,249	-	1,590	-
Structured investments	1,991	-	1,780	-

Total	2,999,669	763,325	2,585,679	726,060

(1) Investments in variable income in the following industries: oil, gas and biofuel; telephony; steel and metals; construction and engineering; sales and distribution; transportation; wood and paper; education; financial services and banks; real estate, among; others.

31)	FINANCIAL INSTRUMENTS AND RISK AND CAPITAL MANAGEMENT

a)	Accounting policy

a.1) Financial assets

Initial recognition and measurement

On initial recognition, a financial asset is classified in the following measurement categories: (i) at fair value through profit or loss; (ii) at amortized cost; or (iii) at fair value through other comprehensive income, depending on the situation.

The classification of financial assets according to IFRS 9 is generally based on the business model in which a financial asset is managed and its characteristics of contractual cash flows.

The Company’s consolidated financial assets include cash and cash equivalents, trade accounts receivable, short-term investments pledged as collateral and derivative financial instruments.

Subsequent measurement

Subsequent measurement of financial assets depends on their classification, as follows:

Financial assets at fair value through profit or loss: these assets are subsequently measured at fair value. Net income, including interest, is recognized directly in income.

Financial assets at amortized cost: these assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in income. Any gain or loss on derecognition is recognized in profit or loss.

Financial assets at fair value through other comprehensive income: these assets are subsequently measured at fair value. Interest income is calculated using the effective interest method, and foreign exchange gains and losses and impairment are recognized in profit or loss. Other net income is recognized in other comprehensive income. In derecognition, the accumulated result in other comprehensive income is reclassified to the income statement.

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

a.2) Impairment of financial assets

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

a.3) Financial liabilities

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

Subsequent measurement

Measurement of financial liabilities depends on their classification, as follows:

Financial liabilities at fair value through profit or loss: financial liabilities are designated at initial recognition at fair value through profit or loss. This category also includes derivative financial instruments contracted, except those designated as derivative financial instruments of cash flow hedge. Interest, monetary and exchange variations and changes arising from the valuation at fair value, when applicable, are recognized in the income statement when incurred.

Financial liabilities at amortized cost: after initial recognition, loans and financing subject to interest are subsequently measured at amortized cost using the effective interest rate method. Gains and losses are recognized in the income statement at the time of write-off of liabilities, as well as during the amortization process using the effective interest rate method.

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

a.4) Fair value measurement

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

Fair value measurement of a non-financial asset takes into consideration the capacity of a market participant to generate economic benefits through the best use of the asset or selling it to another market participant that would also make the best use of the asset.

The Company and its subsidiaries use adequate valuation techniques in the circumstances and for which there is sufficient data to measure the fair value, that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs.

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

a.5) Financial instruments - net

Financial assets and liabilities are presented net in the balance sheet if, and only if, there is a current enforceable legal right to offset the amounts recognized and if there is an intention to offset or realize the asset or settle the liability simultaneously.

a.6) Derivative financial instruments and hedge accounting

IFRS 9 introduced a new accounting record model for hedges, which is less restrictive, which aligns the accounting treatment with risk management activities by requiring an economic relationship between the hedged item and the hedging instrument and that the coverage ratio is the same as the entity applies to its risk management. With this new model, the documentation criteria for hedging relationships are modified and improvements are included in the disclosures about hedging activities.

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

On the inception initial recognition of a hedge relationship, the Company formally designates and documents the hedge relationship to which it wishes to apply hedge accounting, the risk management objective and strategy for undertaking the hedge.

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

Cash flow hedges

Cash flow hedges meeting the recording criteria are accounted for as follows: (i) the portion of gain or loss from the hedge instrument determined as an effective hedge shall be recognized directly in equity (other comprehensive income), and (ii) the ineffective portion of gain or loss from the hedge instrument shall be recognized in the income statement.

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

Classification between current and non-current

Derivative financial instruments are classified as current and non-current or segregated into short and long-term portions based on an evaluation of the contractual cash flows.

When the Company maintains a derivative as an economic hedge (and does not apply hedge accounting), for a period exceeding 12 months after the balance sheet date, the derivative is classified as non-current (or segregated into current and non-current portions), in line with the classification of the corresponding item.

Derivative instruments that are designated as effective hedging instruments are classified consistently with the classification of the underlying hedged item.

The derivative instrument is segregated into current and non-current portions only when amounts can be reliably allocated.

b) Critical estimates and judgments

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

c) Derivative transactions

The derivative financial instruments contracted by the Company are mainly intended to hedge against foreign exchange risk arising from assets and liabilities in foreign currency, risk of inflation on its debentures and leases indexed to the IPCA and against the risk of changes in the TJLP of a portion of debt with BNDES. There are no derivative financial instruments for speculative purposes and possible currency risks are hedged.

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

At December 31, 2018 and 2017, the Company held no embedded derivatives contracts.

Derivatives contracts include specific penalties for breach of contract. Breach of contract provided for in agreements made with financial institutions leads to the anticipated liquidation of the contract.

c.1) Fair value of derivative financial instruments

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

The market values of foreign exchange derivatives were obtained using the market exchange rates in effect at the balance sheet date and projected market rates obtained from the currency's coupon-rate yield curves.

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

			Accumulated effects from fair value
	Notional Value		Amount receivable (payable)
Description	12.31.18	12.31.17	12.31.18	12.31.17
Long position	1,184,064	1,181,056	95,533	164,405

Foreign Currency	335,194	326,149	50,536	102,876
US$ (1) (2)	241,332	201,445	24,608	49,110
EUR (2)	51,971	11,000	-	449
LIBOR US$ (1)	41,891	113,704	25,928	53,317

Floating rate	699,595	657,868	7,737	28,263
CDI (1) (2)	554,336	263,518	-	82
TJLP (4)	145,259	394,350	7,737	28,181

Inflation rates	149,275	197,039	37,260	33,266
IPCA (3) (5)	149,275	166,775	37,260	33,266
IGPM (6)	-	30,264	-	-

Short position	(1,184,064)	(1,181,056)	(39,383)	(20,651)

Floating rate	(608,782)	(860,686)	(24,916)	(15,819)
CDI (1) (2) (3) (4) (5) (6)	(608,782)	(860,686)	(24,916)	(15,819)

Foreign Currency	(575,282)	(320,370)	(14,467)	(4,832)
US$ (2)	(439,103)	(183,824)	(9,396)	(2,471)
EUR (1) (2)	(115,233)	(79,694)	(222)	(464)
LIBOR US$ (1)	(20,946)	(56,852)	(4,849)	(1,897)

	Long position		95,533	164,405
	Current		69,065	87,643
	Non-current		26,468	76,762

	Short position		(39,383)	(20,651)
	Current		(16,538)	(5,239)
	Non-current		(22,845)	(15,412)
	Amounts receivable, net		56,150	143,754

(1)	Foreign currency swaps (US$ and LIBOR) x CDI (R$98,576) - swap transactions for varying debt repayment dates held to hedge currency risk affecting the Company's loans in US$ (carrying amount R$98,615).

(2)	Foreign currency swaps (Euro and CDI x Euro) (R$69,218) and (US$ and CDI x US$) (R$236,363) - maturing through February 13, 2019 to hedge currency risk affecting net amounts payable (carrying amount R$69,324 in Euros) and receivables (carrying amount R$239,884 in US$).

(3)	IPCA x CDI rate swaps (R$40,741) - maturing through 2019 to hedge the same flow as the debentures (4th issue - 3rd series) indexed to the IPCA (carrying amount R$41,121).

(4)	TJLP x CDI swaps (R$167,070) - maturing through 2019 to hedge the risk of TJLP variation on loan with BNDES (carrying amount R$159,789).

(5)	IPCA x CDI swaps (R$234,865) - maturing in 2033 to hedge risk of change in finance lease rate pegged to IPCA (carrying amount R$233,690).

(6)	The information of December 31, 2017 refers to the IGPM swap x CDI , swap operations contracted with the purpose of protecting the risk of IGPDI variation in regulatory commitments linked to a 4G license. The commitment of the 4G license was withdrawn from the EAD on January 31, 2018 for R$42,842 (Note 22) and the respective swap operations were finalized on the same date.

The table below shows the breakdown of swaps maturing after December 31, 2018:

	Maturing in
Swap contract	2019	2020	2021	2022 onwards	Amount receivable (payable) at 12.31.18
Foreign currency x CDI	48,465	-	-	-	48,465
CDI x Foreign Currency	(14,418)	-	-	-	(14,418)
TJLP x CDI	7,737	-	-	-	7,737
IPCA x CDI	10,742	1,679	1,753	192	14,366
Total	52,526	1,679	1,753	192	56,150

For the purposes of preparing its financial statements, the Company adopted the fair value hedge accounting methodology for its foreign currency swaps x CDI, IPCA x CDI and TJLP x CDI for hedging or financial debt. Under this arrangement, both derivatives and hedged risk are recognized at fair value.

The ineffective portion at December 31, 2018 was R$2,449 (R$1,289 at December 31, 2017).

At December 31, 2018 and 2017, the transactions with derivatives generated consolidated positive and negative (net) results of R$10,788 and R$41,985, respectively (Note 27).

c.2) Sensitivity analysis to the Company’s risk variables

CVM Resolution 475/08 requires listed companies to disclose sensitivity analyses for each type of market risk that management understands to be significant when originated by financial instruments to which the entity is exposed at the end of each period, including all derivative financial instrument transactions.

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

Since the Company only holds derivatives to hedge its foreign currency assets and liabilities, changing scenarios are tracked by the corresponding hedged items, thus showing that the effects are almost non-existent. For these transactions, the Company reported the consolidated net exposure in each of the above-mentioned three scenarios at December 31, 2018.

Transaction	Risk	Probable	25% depreciation	50% depreciation
Hedge (long position)	Derivatives (depreciation risk EUR)	(69,218)	(86,522)	(103,827)
Payables in EUR	Debt (appreciation risk EUR)	(20,747)	(25,934)	(31,121)
Receivables in EUR	Debt (depreciation risk EUR)	88,749	110,936	133,123
	Net Exposure	(1,216)	(1,520)	(1,824)

Hedge (short position)	Derivatives (depreciation risk US$)	(234,813)	(293,516)	(352,219)
Payables in US$	Debt (appreciation risk US$)	(112,981)	(141,227)	(169,472)
Receivables in US$	Debt (depreciation risk US$)	352,866	441,082	529,299
	Net Exposure	5,072	6,339	7,608

Hedge (long position)	Derivatives (risk of decrease in IPCA)	273,712	254,731	238,133
Debt in IPCA	Debt (risk of increase in IPCA)	(353,905)	(334,924)	(318,326)
	Net Exposure	(80,193)	(80,193)	(80,193)

Hedge (long position)	Derivatives (risk of decrease in UMBND)	98,576	98,396	98,217
Debt in UMBND	Debt (risk of increase in UMBND)	(96,614)	(96,644)	(96,471)
	Net Exposure	1,962	1,752	1,746

Hedge (long position)	Derivatives (risk of decrease in TJLP)	152,558	151,975	151,402
Debt in TJLP	Debt (risk of increase in TJLP)	(937,998)	(937,390)	(936,792)
	Net Exposure	(785,440)	(785,415)	(785,390)

Hedge (CDI position)
Hedge US$ and EUR (long position)	Derivatives (risk of decrease in CDI)	(125,631)	(125,695)	(125,754)
Hedge IPCA (short position)	Derivatives (risk of increase in CDI)	(273,712)	(254,731)	(238,133)
Hedge UMBND (short position)	Derivatives (risk of increase in CDI)	(98,576)	(98,396)	(98,217)
Hedge TJLP (short position)	Derivatives (risk of increase in CDI)	(152,558)	(151,975)	(151,402)
	Net Exposure	(650,477)	(630,797)	(613,506)

Total net exposure in each scenario		(1,510,292)	(1,489,834)	(1,471,559)

Net effect on changes in current fair value		-	20,458	38,733

The assumptions used by the Company for the sensitivity analysis at December 31, 2018 were as follows:

Risk Variable	Probable	25% depreciation	50% depreciation
US$	3.8748	4.8435	5.8122
EUR	4.4370	5.5463	6.6556
IPCA	3.69%	4.62%	5.54%
IGPM	7.54%	9.42%	11.31%
IGP-DI	7,12%	8,91%	10,69%
UMBND	0.0756	0.0946	0.1135
URTJLP	0.0656	0.0820	0.0984
CDI	6.42%	8.03%	9.63%

For calculation of the net exposure for the sensitivity analysis, all derivatives were considered at market value and hedged items designated for hedges for accounting purposes were also considered at fair value.

The fair values shown in the table above are based on the portfolio position at December 31, 2018, but do not reflect an estimate for realization due to the dynamism of the market, which is constantly monitored by the Company. The use of different assumptions could significantly affect the estimates.

d) Fair value

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

At December 31, 2018 and 2017, neither the Company not its subsidiaries detected any significant and enduring impairment of their financial instruments.

The fair values of all assets and liabilities are classified within the fair value hierarchy described below, based on the lowest level of information that is significant to the fair value measurement as a whole:

Level 1: quoted market prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: valuation techniques for which there is a significantly lower level of information to measure the fair value directly or indirectly observable; and

Level 3: valuation techniques for which the lowest and significant level of information to measure the fair value is not available.

During the periods shown in the tables below, there were no transfers between fair value measurements of Level 3 and Levels 1 and 2.

e) Classification of financial assets and liabilities by category and fair value hierarchy

The tables below present the composition and classification of financial assets and liabilities at December 31, 2018 and 2017, considering the assumptions arising from the adoption of IFRS 9 on January 1, 2018 (Note 2).

			Book value		Fair value
	Classification by category	Fair value hierarchy	12.31.18	12.31.17	12.31.18	12.31.17
Financial Assets
Current
Cash and cash equivalents (Note 3)	Amortized cost		3,381,328	4,050,338	3,381,328	4,050,338
Trade accounts receivable (Note 4)	Amortized cost		8,304,382	8,588,466	8,304,382	8,588,466
Derivative transactions (Note 31)	Measured at fair value through profit or loss	Level 2	-	2,480	-	2,480
Derivative transactions (Note 31)	Measured at fair value through OCI	Level 2	69,065	85,163	69,065	85,163

Non-current
Investments pledged as collateral	Amortized cost		76,934	81,486	76,934	81,486
Trade accounts receivable (Note 4)	Amortized cost		426,252	273,888	426,252	273,888
Derivative transactions (Note 31)	Measured at fair value through OCI	Level 2	26,468	76,762	26,468	76,762
Total financial assets			12,284,429	13,158,583	12,284,429	13,158,583

Financial Liabilities
Current
Trade accounts payable, net (Note 16)	Amortized cost		7,642,782	7,447,100	7,642,782	7,447,100
Loans, financing and finance lease (Note 20)	Amortized cost		1,076,451	1,316,034	1,135,732	1,463,609
Loans, financing and finance lease (Note 20)	Measured at fair value through profit or loss	Level 2	263,754	304,921	263,754	304,921
Debentures (Note 20)	Amortized cost		82,840	1,412,174	237,144	1,532,427
Debentures (Note 20)	Measured at fair value through profit or loss	Level 2	41,121	312	41,121	312
Derivative transactions (Note 31)	Measured at fair value through profit or loss	Level 2	16,316	4,504	16,316	4,504
Derivative transactions (Note 31)	Measured at fair value through OCI	Level 2	222	735	222	735

Non-current
Loans, financing and finance lease (Note 20)	Amortized cost		817,908	1,353,582	796,481	1,291,974
Loans, financing and finance lease (Note 20)	Measured at fair value through profit or loss	Level 2	341,728	520,421	341,728	520,421
Contingent consideration (Note 20)	Measured at fair value through profit or loss	Level 2	465,686	446,144	465,686	446,144
Debentures (Note 20)	Amortized cost		3,049,949	3,068,243	2,866,981	2,866,372
Debentures (Note 20)	Measured at fair value through profit or loss	Level 2	-	40,010	-	40,010
Derivative transactions (Note 31)	Measured at fair value through OCI	Level 2	22,845	15,412	22,845	15,412
Total financial liabilities			13,821,602	15,929,592	13,830,792	15,933,941

f) Capital management

The purpose of the Company's capital management is to ensure maintenance of a high credit rating before institutions and an optimal capital ratio in order to support the Company's business and maximize shareholder value.

The Company manages its capital structure by making adjustments and adapting to current economic conditions. For this purpose, the Company may pay dividends, obtain new loans, issue debentures and contract derivatives. For the year ended December 31, 2018, there were no changes in capital structure objectives, policies or processes.

In its net debt structure, the Company includes balances referring to loans, financing, debentures, finance leasing, contingent consideration and transactions with derivatives, less cash and cash equivalents, short-term investments to secure BNB financing and guarantor of the contingent consideration liability.

The Company’s ratio of consolidated debt to shareholders’ equity consists of the following:

	12.31.18	12.31.17
Cash and cash equivalents	3,381,328	4,050,338
Loans, financing, debentures, financial lease and contingent consideration	(6,139,437)	(8,461,841)
Derivative transactions, net	56,150	143,754
Short-term investment pledged as collateral	12,473	11,722
Asset guarantor of contingent consideration	465,686	446,144
Net debt	2,223,800	3,809,883
Net equity	71,607,027	69,461,358
Net debt-to-equity ratio	3.11%	5.48%

g) Risk management policy

The Company and its subsidiaries are exposed to several market risks as a result of its commercial operations, debts contracted to finance its activities and debt-related financial instruments.

g.1) Currency Risk

There is risk arising from the possibility that the Company may incur losses due to fluctuating exchange rates, which add to costs arising from loans denominated in foreign currencies.

At December 31, 2018, 1.5% of financial debt was foreign currency denominated (2.7% at December 31, 2017). The Company enters into derivative transactions (currency hedge) with financial institutions to hedge against exchange rate variation affecting its total indebtedness in foreign currency (R$96,615 and R$225,254 at 31 December 2018 and 2017, respectively). Its total debt on these dates was covered by asset positions in currency-exchange hedge transactions with CDI-rate swaps.

There is also foreign exchange risk for financial assets and liabilities denominated in foreign currencies, which may generate a smaller amount receivable or larger amount payable depending on the exchange rate in the period.

Hedging transactions were engaged to minimize the risks associated with exchange rate variation of financial assets and liabilities in foreign currencies. This balance is subject to daily changes due to the dynamics of the business. However, the Company intends to cover the net balance of these rights and obligations (US$61,909 thousand and €15,624 thousand receivable by December 31, 2018 and US$16,953 thousand and €17,535 thousand receivable by December 31, 2017) to mitigate its foreign exchange risks.

g.2) Interest and Inflation Risk

This risk arises because the Company may incur losses in the event of an unfavorable change in the domestic interest rate, which may adversely affect financial expenses resulting from the portion of debentures referenced to the CDI and liability positions in derivatives (currency hedge, IPCA and TJLP) pegged to floating interest rates (CDI).

The debt with BNDES is indexed to the TJLP which is set on a quarterly basis by the National Monetary Council. In the first quarter of 2017, the TJLP was 7.5%. As of the second quarter of 2017, the TJLP remained at 7.0% up to the end of the year. In the first quarter of 2018, the TJLP was 6.75%, 6.60% in the second quarter of 2018, 6.56% in the third quarter of 2018 and 6.98% in the fourth quarter of 2018.

Inflation risk arises from the “Minas Comunica” debentures of the 1st issue, which are tied to the IPCA and thus may adversely affect financial expenses in the event of an unfavorable change in this index.

To reduce exposure to the variable interest rate (CDI), the Company and its subsidiaries invested their cash equivalents of R$3,175,730 at December 31, 2018 (R$3,932,539 at December 31, 2017), mostly in short-term CDI-based financial investments (CDBs). The carrying amounts of these instruments approximate their fair values, as they may be redeemed in the short term.

g.3) Liquidity Risk

Liquidity risk is the possibility of the Company or its subsidiaries not holding sufficient funds to meet their commitments due to different currencies and dates of realization of rights and settlement of obligations.

The Company structures the maturity dates of non-derivative financial contracts, as shown in Note 20, and their respective derivatives, as shown in the schedule of payments disclosed in this note, to avoid affecting their liquidity.

The Company’s cash flow and liquidity are managed on a daily basis by the departments in charge to ensure that operating cash flows and prior funding, when necessary, will be sufficient to meet their schedule of commitments in order to avoid liquidity risk.

The following is a summary of the maturity profile of the consolidated financial liabilities, which include principal and future interest rates up to the date of maturity. For fixed rate liabilities, interest was calculated on the basis of the indices established in each contract. For variable rate liabilities, interest was calculated on the basis of the market forecast for each period.

At 12.31.18	Less than one year	From 1 to 2 years	From 2 to 5 years	Over 5 years	Total
Trade accounts payable	7,642,782	-	-	-	7,642,782
Loans, financing and finance lease	1,410,011	451,411	607,853	193,096	2,662,371
Contingent consideration	-	-	-	465,686	465,686
Debentures	245,407	1,236,859	2,195,150	-	3,677,416
Derivative transactions	16,538	-	-	22,845	39,383
Total	9,314,738	1,688,270	2,803,003	681,627	14,487,638

g.4) Credit Risk

The risk arises from the possibility of the Company and its subsidiaries incurring losses due to difficulty in receiving amounts billed to their customers and sales of prepaid handsets and cards that have been pre-activated for the distribution network.

The credit risk on accounts receivable is diversified and mitigated by strict control of the customer base. The Company constantly monitors the level of accounts receivable from postpaid services and limits bad debt risk by cutting off access to telephone lines if bills are past due. The mobile customer base predominantly uses the prepaid system, which requires purchase of credits beforehand and therefore does not pose credit risk. Exceptions are made for emergency services that must be maintained for security or national defense reasons.

Credit risk on sales of pre-activated prepaid handsets and cards is managed by a conservative policy for granting credit, using modern credit scoring methods, analyzing financial statements and consultations to commercial databases, in addition to requesting guarantees.

The Company and its subsidiaries are also subject to credit risk arising from their investments, letters of guarantee received as collateral for certain transactions and receivables from derivative transactions. The Company and its subsidiaries control the credit limits granted to each counterparty and diversify this exposure across first-tier financial institutions as per current credit policies of financial counterparties.

g.5) Social and Environmental Risks

The Company's operations and properties are subject to various environmental laws and regulations that, among others, govern environmental licenses and records, protection of fauna and flora, air emissions, waste management and remediation of contaminated sites. If the Company fails to meet present and future requirements, or to identify and manage new or existing contamination, it will incur significant costs, which include cleaning costs, damages, compensation, fines, activities suspension and other penalties, investments to improve its facilities or change its processes, or interruption of operations. The identification of environmental conditions not currently identified, more stringent inspections by regulatory agencies, the entry into force of more stringent laws and regulations or other unanticipated events may occur and, ultimately, result in significant environmental liabilities and their costs. The occurrence of any of the above factors could have a material adverse effect on the Company's business, results of operations and financial position. According to Article 75 of Law No. 9605 of 1998, the maximum fine per breach of environmental law is R$50,000.

From a social point of view, the Company is exposed to contingent liabilities due to the fact that its structure foresees the hiring of outsourced service providers. These potential liabilities may involve labor claims by employees of the service providers who, in suits against the service provider and Company, request the conviction of the Company in a subsidiary manner, that is, the Company may be compelled to pay in the case the provider does not settle these obligations. There is also a more remote possibility that these employees will be treated as direct employees by the Company, which would generate the risk of joint and several convictions. The demands that are known to Telefónica are already provided.

g.6) Insurance Coverage

The policy of the Company and its subsidiaries, as well as the Telefónica Group, includes contracting insurance coverage for all assets and liabilities involving significant and high-risk amounts, based on management's judgment and following Telefónica corporate program guidelines.

At December 31, 2018, maximum limits of claims (established pursuant to the agreements of each entity consolidated by the Company) for significant assets, liabilities or interests covered by insurance and their respective amounts were R$850,000 for operational risks (including business interruption) and R$75,000 for general civil liability.

g.7) Other Risks

The Company is required to comply with Brazilian anti-corruption laws and regulations, as well as laws and regulations on the same subject in jurisdictions where it has its securities traded. In particular, the Company is subject, in Brazil, to Law No. 12.846/2013 and, in the United States, to the U.S. Foreign Corrupt Practices Act of 1977.

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

In connection with the above-mentioned policies, the Company is currently conducting an internal investigation - which is part of a broader investigation being conducted by the controlling shareholder of the Company (Telefónica, S.A.) - regarding possible violations of the above-mentioned laws and regulations. The Company is in contact with governmental authorities about this matter and intends to cooperate with those authorities as the investigation continues. It is not possible at this time to predict the scope or duration of this matter or its likely outcome.

32)	LEASE

a)	Accounting policy

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

Leased assets are depreciated according to their estimated useful lives or the lease term, whichever is shorter.

The Company and its subsidiaries are parties to the following finance lease agreements:

•	As lessee: lease agreements for transmission equipment and media arising from a joint construction agreement with another telecom operator, based on an optical network linked to the power transmission line, interconnecting the northern Brazilian cities to the Company’s national backbone and lease of towers and rooftops (arising from sale and finance leaseback, for which the net carrying amount of the assets upon disposal remained unchanged, a liability was recognized at the present value of minimum lease payments and deferred income was recorded at the difference between the selling price and the mentioned present value (Note 21).

•	As lessor: Lease agreements for IT equipment (“Soluciona TI” product) for which the Company recognizes revenue, upon inception, at the present value of lease payments matched against accounts receivable (Note 4).

The difference between the nominal amount of lease payments and recorded accounts receivable/payable are recognized as finance income/expenses using the effective interest method over the lease term.

At December 31, 2018, property, plant and equipment and intangible assets included net residual amounts of R$269,076 (R$280,103 as at December 31, 2017), in which the Company is a leaser of financial leasing operations.

Operating lease: These are lease agreements where the lessor holds a significant portion of risks and rewards, where effects are recognized in the income statements for the year over the contractual term.

33)	COMMITMENTS AND GUARANTEES (RENTALS)

The Company and its subsidiaries lease equipment, facilities, and several stores, administrative buildings, and sites (containing radio-base stations and towers), through several non-cancellable operating agreements maturing on different dates, with monthly payments.

At December 31, 2018, the total amounts corresponding to the full period of the contracts were as follows:

Up to 1 year	2,579,046
From 1 to 5 years	7,201,868
Over five years	2,810,647
Total	12,591,561

34) ADDITIONAL INFORMATION ON CASH FLOWS

a)	Reconciliation of cash flow financing activities

The following is a reconciliation of consolidated cash flow financing activities for the years ended December 31, 2018 and 2017.

		Cash flows from financing activities		Cash flows from operating activities	Financing activities not involving cash and cash equivalents
	At 12/31/16	Addtions	Write-offs (payments)	Write-offs (payments)	Financial charges and foreign exchange variation	Additions of financial lease and supplier financing	Business combinations	Interim and unclaimed dividends and interest on equity	At 12/31/17
Interim dividends and interest on equity	2,195,031	-	(3,668,551)	-	-	-	-	3,869,636	2,396,116
Loans and financing	4,880,606	55,876	(2,449,773)	(333,676)	385,021	571,444	-	-	3,109,498
Finance lease	374,428	-	(35,722)	(11,973)	45,265	13,462	-	-	385,460
Debentures	3,554,307	3,000,000	(2,000,000)	(513,937)	480,369	-	-	-	4,520,739
Derivative financial instruments	(28,377)	-	(159,408)	2,086	42,334	-	(389)	-	(143,754)
Contingent Consideration	414,733	-	-	-	31,411	-	-	-	446,144
Total	11,390,728	3,055,876	(8,313,454)	(857,500)	984,400	584,906	(389)	3,869,636	10,714,203

	At 12/31/17								At 12/31/18
Interim dividends and interest on equity	2,396,116	-	(4,136,878)	-	-	-	-	5,913,678	4,172,916
Loans and financing	3,109,498	-	(1,533,121)	(207,708)	231,748	506,397	-	-	2,106,814
Finance lease	385,460	-	(35,375)	(21,231)	45,501	18,672	-	-	393,027
Debentures	4,520,739	-	(1,324,723)	(265,992)	243,886	-	-	-	3,173,910
Derivative financial instruments	(143,754)	-	95,993	-	8,389	-	-	-	(56,150)
Contingent Consideration	446,144	-	-	-	19,542	-	-	-	465,686
Total	10,714,203	-	(6,934,104)	(494,931)	532,288	525,069	-	5,913,678	10,256,203

b)	Financing transactions that do not involve cash

The main transactions that do not involve cash of the Company refer to the acquisition of assets through financial leases and income from financing with suppliers, as follows:

	12.31.18	12.31.17
Financing transactions with suppliers	506,397	571,444
Acquisition of assets through financial leases	18,672	13,462
Total	525,069	584,906

35) ADDITIONAL INFORMATION ON THE CONSOLIDATED INCOME STATEMENT - IFRS 15

The information for the year ended December 31, 2018 includes the effects of the adoption of IFRS 15. To facilitate the understanding and comparability of information, we present below the consolidated income statement for the years ended December 31, 2018, 2017 and 2016, excluding the effects of adopting IFRS 15.

	2018			2017	2016
	Income Statements(IFRS 15)	IFRS adjustments 15	Income Statements(IAS 18)	Income Statements(IAS 18)	Income Statements(IAS 18)
Net operating revenue	43,462,740	(14,750)	43,447,990	43,206,832	42,508,459
Cost of sales	(21,025,767)	—	(21,025,767)	(20,272,530)	(20,823,014)
Gross profit	22,436,973	(14,750)	22,422,223	22,934,302	21,685,445

Operating income (expenses)	(12,980,789)	(71,234)	(13,052,023)	(16,302,065)	(15,317,426)
Selling expenses	(12,832,741)	(71,234)	(12,903,975)	(13,136,474)	(12,455,366)
General and administrative expenses	(2,598,970)	—	(2,598,970)	(2,443,105)	(2,793,386)
Other operating income	4,077,003	—	4,077,003	464,182	968,479
Other operating expenses	(1,626,081)	—	(1,626,081)	(1,186,668)	(1,037,153)
Operating income	9,456,184	(85,984)	9,370,200	6,632,237	6,368,019

Financial income	4,112,640	—	4,112,640	1,755,958	2,781,359
Financial expenses	(2,285,487)	—	(2,285,487)	(2,659,002)	(4,015,900)
Equity pickup	(5,847)	—	(5,847)	1,580	1,244
Income before taxes	11,277,490	(85,984)	11,191,506	5,730,773	5,134,722
Income and social contribution taxes	(2,349,232)	29,234	(2,319,998)	(1,121,983)	(1,049,480)

Net income for the year	8,928,258	(56,750)	8,871,508	4,608,790	4,085,242

36) SUBSEQUENT EVENTS

At a meeting held on February 15, 2019, calling upon the General Shareholders’ Meeting to be held in 2020, the Board of Directors approved the payment of interest on equity for the fiscal year 2019, under the terms of article 28 of the Company’s Articles of Incorporation, article 9 of Law No. 9249/95 and CVM Ruling No. 638/12, in the gross amount of R$700,000, equivalent to 0.38875331153 per common share and 0.42762864269 per preferred share, corresponding to a net amount of Withholding Income Tax (IRRF) of R$595,000, equivalent to 0.33044031480 per common share and 0.36348434628 per preferred share, calculated based on the balance sheet of the period.

Payment thereof will be made up to the end of fiscal year 2020, on a date to be set by the Board of Directors and timely communicated to the market, being paid individually to shareholders, according to the ownership structure contained in the Company's records, through the end of day February 28, 2019. The Company clarifies that the effective payment of these proceeds is limited to the effective result to be verified in its financial statements, under the terms of the law.